Form 20-F
period 2016-03-31
VODAFONE GROUP PUBLIC LTD CO
filed 2016-06-10
CIK 839923

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2016

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

Ordinary Shares of 20 20/21 US cents each	26,558,570,312
7% Cumulative Fixed Rate Shares of £1 each	50,000

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

 Confidence in the future Vodafone Group Plc Annual Report on Form 20-F 2016

At Vodafone, we create connections. We’re helping people confidently connect to their families, friends, customers and content through any service, anywhere, at any time. And with our focus on being a high-quality provider we’re well -placed to continue this success. Find out how we’re… Overview Strategy Strategy Responding to a changing world… Managing our people and impact… Building a great platform for growth… Pages 02–09 Pages 10–17 Pages 18–29 Performance Governance Financials Performing Creating and Delivering across all our markets… maintaining the right culture… results for shareholders… Pages 30–37 Pages 38–74 Pages 75–162 This constitutes the annual report on Form 20-F of Vodafone Group Plc (the ‘Company’) in accordance with the requirements of the US Securities and Exchange Commission (the ‘SEC’) for the year ended 31 March 2016 and is dated 10 June 2016. This document contains certain information set out within the Company’s annual report in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and with those parts of the UK Companies Act 2006 applicable to companies reporting under IFRS, dated 17 May 2016, as updated or supplemented if necessary. The content of the Group’s website (www.vodafone.com) should not be considered to form part of this annual report on Form 20-F. The production of this year’s report reflects our “Fit for Growth” programme – our commitment to driving cost efficiencies through the business without compromising our ability to deliver excellence. Whilst remaining focused on publishing high-quality communications and disclosures in our reporting, we have minimised the production costs of this document. More on Cost efficiency and “Fit for Growth”: Pages 14 and 15 Vodafone today We confidently connect more and more people each year. Today we have 462 million mobile customers, 13 million fixed broadband customers and 9.5 million TV customers. Why do they choose us? Because we are a leader in network quality, offer excellent customer experience and provide integrated, worry-free solutions. www.vodafone.com

Contents

Welcome to our 2016 Annual Report
The Overview, Strategy Review and Performance sections constitute the Strategic Report. These are based on an assessment of our performance using the key strategic areas as set out on page 10.
Overview		Strategy		Performance

An introduction to the report covering who we are, the Chairman’s reflections on the year, notable events, and a snapshot of where and how we do business.

A summary of the changing landscape we operate in, and how that has shaped our strategy and financial position. Plus a review of performance against our goals and our approach to running a sustainable business.

				Commentary on the Group’s operating performance.
				30	Operating results
				36	Financial position and resources
02	Performance highlights
03	Chairman’s statement	10	Chief Executive’s strategic review
04	At a glance	14	Chief Financial Officer’s review
06	Our business model	16	Key performance indicators
08	Market overview	18	Our people
		20	Sustainable business
		22	Principal risk factors and uncertainties

Governance		Financials		Additional Information

An explanation of how we are organised, what the Board has focused on and how it has performed, our diversity practices, how we communicate with our shareholders and how our Directors are rewarded.		The statutory financial statements of the Group and the Company and associated audit reports.		Find out about our shares, information on our history and development, regulatory matters impacting our business and other statutory financial information.
		75	Contents
		76	Directors’ statement of responsibility	175	Shareholder information
38	Chairman’s introduction	78	Risk mitigation	182	History and development
39	Our governance framework	82	Report of independent registered public accounting firm	183	Regulation
40	Board of Directors			190	Non-GAAP information
42	Executive Committee	87	Consolidated financial statements and financial commentary	195	Form 20-F cross reference guide
44	Board activities			198	Forward-looking statements
45	Board evaluation, induction and training	168	This page is intentionally left blank	200	Definition of terms
46	Shareholder engagement			202	Selected financial data
47	Board committees			Exhibit 2.3	Exhibit 4.8
54	Compliance with the 2014 UK Corporate Governance Code			Exhibit 2.4	Exhibit 4.9	Exhibit 12
				Exhibit 2.5	Exhibit 4.10	Exhibit 13
56	Our US listing requirements			Exhibit 4.2	Exhibit 4.32	Exhibit 15.1
57	Directors’ remuneration			Exhibit 4.6	Exhibit 4.35	Exhibit 15.2
74	Directors’ report			Exhibit 4.7	Exhibit 7	Exhibit 15.3

Unless otherwise stated references to “year” or “2016” mean the financial year ended 31 March 2016, to “2015” or “previous year” mean the financial year ended 31 March 2015, and to the “fourth quarter” or “Q4” are to the quarter ended 31 March 2016. For other references please refer to page 35.

All amounts marked with an “*” represent “organic growth”, which presents performance on a comparable basis, both in terms of merger and acquisition activity as well as in terms of movements in foreign exchange rates. See definition on page 191 for more information. Definitions of terms used throughout the report can be found on pages 200 and 201.

The terms “Vodafone”, the “Group”, “we”, “our” and “us” refer to the Company and, as applicable, its subsidiaries and/or interests in joint ventures and associates.

Website references are for informational purposes only and are not incorporated by reference into our Annual Report on Form 20-F.

Performance highlights Further improvement in our performance We have returned to organic growth in both revenue and adjusted EBITDA Revenue Reported revenue decreased by 3.0% over the year. On an organic basis, which adjusts for certain items*, revenue grew by 2.3% reflecting underlying improvement. Our improved operational performance is encouraging steady customer growth Mobile customers 16 million customers joined our networks last year, mainly driven by growth in emerging markets. Internet of Things 02 Vodafone Group Plc Annual Report on Form 20-F 2016 47m 4G customers 26 million more customers used our superfast 4G during the year. 13.4m Fixed broadband customers rose by over one million, supported by the expansion of our broadband reach. 38m connections are up by 37% over the year, driven by our global scale and reach. £11.6bn Adjusted EBITDA on a reported basis fell by 2.5%. On an organic basis it grew 2.7%. £1.4bn Operating profit declined due to reduction in adjusted EBITDA (2015: £2.0bn). £8.6bn Capital expenditure remained high due to our Project Spring investment (2015: £9.2bn). 11.45p Dividends per share up 2.0% over last year (2015: 11.22p).

Chairman’s statement A year of solid progress This has been a year of continued strategy implementation and improved operational execution, with a return to growth enabling consistent attractive returns to shareholders. Our Project Spring investment programme is bearing fruit have started to address some of these issues, impacts of mobile communications are continued pressures from regulatory and represents an excellent long-term investment are hampering economic development. with the piecemeal release of new spectrum, in networks, and this is exacerbated by other 2017 and beyond, dividends will be declared US dollars. This is consistent with the change Vodafone Foundation, the Group platform single Foundation, but a unique network programmes in Vodafone markets. We have since its formation in helping charities and goals, more recently providing connectivity women in Tanzania, and emergency support many other causes. The Foundation remains around the world to save lives and improve Gerard Kleisterlee With the advent of new technologies designed outdated copper infrastructures, the risk of investment in 21st century fibre networks. trying to use exclusive content ownership 03 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Good progress. Financial improvement is following The financial year 2016 has been a year of solid progress, both with respect to the further implementation of our strategy as well as regarding our focus on customer experience excellence and operational execution. Vodafone has been undergoing a substantial transformation over the last five years. While historically we developed as a business that was almost exclusively focused on mobile voice and text services, we now cover most of our markets with advanced mobile data networks, we reach 72 million homes in Europe with Vodafone-branded high speed broadband services, of which 41% are on our own fibre or cable networks, and we offer a broad portfolio of market-leading, integrated fixed and mobile communications services across a footprint of 26 countries. Vittorio covers this progress in more detail in his review on pages 10 to 13. Our progress has come about through significant organic investment and acquisitions. Our total spend in the last three years – across capital expenditure, spectrum licences and acquisitions – has exceeded £47 billion. We have funded this through the sale of valuable but non-controlled assets such as Verizon Wireless, while still maintaining a strong balance sheet and paying an attractive and growing dividend. This is one of the key roles of the Board: finding the right balance between long-term investment to secure the sustainability of the business; a strong credit position to weather uncertain economic times; and a regular and reliable return for shareholders. The crucial next step for Vodafone is to translate these investments into improving financial performance, and I am extremely pleased to report that Vodafone returned to organic growth this year in both revenue and adjusted EBITDA, aided by our Project Spring investment programme which completed in March 2016. Our performance will be further enhanced by our Customer eXperience eXcellence programme (CXX), which we launched last year and which, with Vittorio’s personal leadership, will continue to have the highest attention from the Board. These improvements are necessary to maintain our strong financial framework and underpin our dividend policy. Nick sets out in more detail our plans for continued growth, supported by increasing efficiency, on pages 14 and 15. The Board continues to view the dividend as the key element of shareholder returns and consistent with this policy we have raised the dividend per share by 2% to 11.45 pence for the year. For the financial year ending 31 March in euros and paid in euros, pounds sterling and in the Group’s reporting currency to euros from pounds sterling. The regulatory agenda is still unresolved in key areas At Vodafone we are aiming for a regulatory environment that enables investment, innovation and returns for business, while always maintaining adequate levels of competition to provide customers choice and value for money. So far in several geographies we are still some way from such a position and this will remain a point of concern for the Board when making its investment decisions. In Europe, inconsistent industry regulations and spectrum policies, exacerbated by overly fragmented market structures, have led to a steep deterioration in return on capital employed over recent years. to squeeze higher broadband speeds from of “re-monopolisation” is rising, at the expense Additionally, a number of incumbents are as a further lever to limit competition. Recent initiatives by the European Commission but we believe more needs to be done. In emerging markets, the positive economic well documented, but there too we face fiscal intervention. For example, while India opportunity, the present regulatory challenges Spectrum auction structures, combined leave less capital available for investment ongoing regulatory and fiscal burdens. Vodafone Foundation This year we are celebrating 25 years of the for charitable giving. In reality it is not one of 27 local foundations and social investment raised and invested over £560 million philanthropic organisations to achieve their in refugee camps, access to healthcare for for victims of domestic violence, among committed to connecting communities the livelihood and education of children. /s/ Gerard Kleisterlee Chairman

At a glance What we offer In recent years we have taken advantage of growth opportunities to move from being a pure mobile operator to delivering a broad mix of communication services including mobile, fixed broadband, video content, cloud & hosting and Internet of Things offerings. We believe the future is in converging these services to be a unified communications provider and we are well positioned to deliver on this trend. Fixed Enterprise 5% wholesale incl 6% (wholesale incl. partner markets) 13 million are TV customers. voice, broadband and TV services to our enterprise customers, including Private Networks). 04 Vodafone Group Plc Annual Report on Form 20-F 2016 Our services Mobile 462 million customers of which 43% are active data users. We provide a range of mobile services, enabling customers to call, text and access the internet, stream music and watch videos whether at home or travelling abroad. Fixed fixed broadband customers and 9.5 million We provide a range of services including to consumers and a wider range of services cloud & hosting and IP-VPN (Virtual Pages 10 to 13 Other services Includes Partner Markets and Common Functions (see page 5); Mobile Virtual Network Operators (‘MVNOs’) who are mobile providers that rent capacity from mobile operators to sell onto their customers; Internet of Things (‘IoT’) which is communication between devices via mobile technologies; international voice transit and roaming. Converged services In many of our markets, there is a growing trend towards the convergence of fixed and mobile services (also known as unified communications). For customers and operators this provides many benefits including lower bills for users and higher customer loyalty towards operators. We believe this trend will continue to advance in Europe and start gaining traction in our AMAP region and that we are well positioned to take advantage and win market share. Today, we have nearly three million converged customers taking combined fixed and mobile services. More on our strategy: Fixed services increasingly important in line with trend to convergence… Enterprise continues to be a key growth driver of our business… 1% Split of service revenue 74%MVNOs, IoT and Mobile partner markets) 28% Split of service revenue Consumer Other MVNOs and 2 Fi it of

Where we operate Our business is organised into two geographic regions: Europe, and Africa, Middle East and Asia Pacific (‘AMAP’), which includes our emerging markets. Our reach and scale Vodacom 9% Germany 19% 32% India 12% AMAP Split of service Other AMAP 11% UK 16% revenue 66% Italy 10% Other Europe 12% 2% Europe Spain 9% Other (partner markets and common functions1) We provide mobile networks in 26 countries (including joint ventures and associates) and fixed services in 17 of these. There are 57 markets where we hold no equity interest but have partnership agreements with local mobile operators for them to use our products and services and in some cases our brand. revenue comes Notes: 1 Common functions include revenue from services provided centrally or offered outside our operating company footprint, including some markets where we have a licensed network operation, for example offering IP-VPN services in Singapore. 2 3 4 5 Vodafone revenue share estimates at end December 2015. Customer share for Spain. Democratic Republic of Congo (‘DRC’), Lesotho, Mozambique, South Africa and Tanzania. South Africa. Fixed broadband markets. 05 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information of our service revenue comes from Europe MobileMobileFixed Core markets customers market share2 market share2 Germany5 30.3m 33% 20% UK5 18.2m 24% 5% Italy5 24.1m 32% 6% Spain5 14.3m 28% 22% Also operating in: Albania Hungary Netherlands5 Czech Republic5 Ireland5 Portugal5 Greece5 Malta5 Romania5 of our service from AMAP MobileMobile Core markets customers market share2 India5198.0m 22% Vodacom3,5 70.4m 50%4 Also operating in: Australia Egypt5 Kenya (associate) Qatar5 (joint venture) Ghana5 New Zealand5 Turkey5

Our business model Investing in a great platform for the future Our global scale and reach, leading network quality, and the breadth of services we offer helps differentiate us from our peers. Our business model is simple – maintain a virtuous circle of high investment, to maintain a superior network and customer experience, leading to strong cash generation so that we can reinvest and reward our shareholders. Superior network infrastructure y (‘IT’) My Vodafone app users (account self-service) countries have cloud & hosting capability range of services we provide. Note: 1 Europe. returned to shareholders in the last 3 years 06 Vodafone Group Plc Annual Report on Form 20-F 2016 Investment and returns to shareholders £47bn re-investing in our business We’ve invested £47 billion in capital expenditure, new acquisitions and spectrum and licences in the last three years. This has enhanced our networks, and competitive position and enabled us to generate substantial returns for shareholders. £19bn Project Spring Project Spring was our two year £19 billion programme of accelerated investment in mobile and fixed networks, IT systems, products and services, and our retail platform. It aims to secure a premium position in most of our markets, and sustain strong cash flows and growing shareholder returns. £11bn We recognise that our shareholders regard the dividend as an important form of return on their investment. That is why we have consistently increased the dividend per share every year for the last 16 years and returned over £11 billion in normal cash dividends in the last three years. Spectrum and Mobile Network Fixed network Information Technolog £7.7bn spent on spectrum in the last 3 years 300,000 base station sites We acquire spectrum and licences to use radio frequencies that deliver mobile services. We have steadily increased our spectrum holdings to boost network quality and our capacity to carry more data. We also have one of the world’s largest footprints of mobile base station sites, across 26 countries. More on spectrum holdings: Pages 187 which means… we can provide customers with wide coverage, both indoors and outdoors, a reliable connection, high-speed data transmission, and ample data capacity. 72m1 homes reached with high speed broadband £15bn spent acquiring fixed businesses in recent years Our fixed capabilities comprise cable, fibre and copper networks to enable TV, broadband and voice services. These depend on either building our own fixed line infrastructure, renting from incumbent operators or acquiring cable companies. which means… we can already reach around half of European households with high speed broadband over 30 Mbps. 25m 12 Our IT estate provides our data centres, customer relationship capability, customer billing services and online resources. Over the last three years we have invested £4.2 billion to upgrade our IT systems and to standardise and simplify our processes. This has enhanced customer services at all touchpoints – in-store, on the phone and online – and expanded the which means… we can provide new offerings, such as single bills for converged fixed and mobile price plans, and cloud & hosting for business users for more flexible working.

Breadth of services s call centres in all European markets retail customer service staff Page 18 Note: 1 Includes employees, contractors and third parties. customer service, so we have launched a customer service excellence programme. The goal “Network satisfaction with no surprises” better service” ask only once” 07 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Customer eXperience eXcellence We want to show customers we CARE Page 10 While Project Spring has built better networks, we know that our customers also want great is simple: to substantially enhance the quality of service we provide and to be the Net Promoter Score leader in every single market in which we operate. Our programme has four simple pillars: Connectivity – that Always in controlRewarding loyalty Easy access is reliable and secure“Control your costs“Extra rewards and“Always available, guaranteed” We’re continually trying to improve our customer service, and we are pleased to be the leader or co-leader in mobile network quality tests and Net Promoter Scores in the majority of our markets. More on focusing on our customers: A wide range of services to meet customers’ need Simple customer service Convenient sales channels 38m Internet of Things connections Although our roots are in mobile we now enable a much wider range of communication including TV, fixed broadband and landline calls. But we haven’t stopped there. We also provide enhanced services such as mobile money services, cloud & hosting and connected machines via our IoT services. More on our mobile money service, M-Pesa: Page 11 which means… we unify communications, bringing together fixed and mobile services. 16,000 exclusive branded shops globally 4,900 stores upgraded to new format in last 3 years 92% of our customers are individuals or families. We reach them through a variety of channels including branded stores, distribution partners, third-party retailers, and increasingly, online services. 8% of our customers are enterprises – from small shop owners to multinationals. We reach these customers via our direct sales teams, indirect partners, and telesales channels. which means… it is easy for our customers to get in touch wherever and however is convenient for them. 24/7 41,0001 We have a broad customer base comprising individuals, domestic businesses of all sizes, multinationals and public sector departments, with a wide range of communications needs. Our highly-trained and diverse workforce of employees from over 130 countries help provide these different services. More on People and Diversity: which means… our customer satisfaction ranking, which we measure through our Net Promoter Score, makes us the leader in 13 out of 21 markets. 25m mobile money users 9.5m TV customers

Market overview Understanding our marketplace Our customers are demanding higher network speeds, reliable and secure data connections, and a better customer experience. Against this background, we can see great opportunities to create value, while managing risks. A fast-moving industry generating many new opportunities As more communities connect there has been money transfer, video and entertainment, Operators are upgrading their mobile 450 Mbps. This is allowing customers to do more – moving from simply mobile-momentum is coming from growth in to now increasingly connecting cars, homes, commercially available around 2020, with latency and allow faster connections and devices connected to the Internet of Things expected to grow significantly, which will allow customers to use these new services Regulators and policy makers continue Page 183 08 Vodafone Group Plc Annual Report on Form 20-F 2016 fixed connections by 2020 What’s the scale and structure of our market? The communications market is growing as more communities around the globe gain access to new technology. The growth in the number of mobile users continues its momentum, now at 7.6 billion, up half a billion since last year, generating US$1 trillion in annual service revenue. Much of the emerging markets such as Africa and Asia due to the combination of large and relatively young populations, fast GDP growth, increased data usage and limited fixed line infrastructure. Global fixed market The global fixed market has two billion connections, generating US$678 billion in 2015, up 0.4% from 2014. This year revenue from fixed voice continued its decline as users switched to using fixed broadband and mobile. We are also seeing an increased take-up of pay TV, aligned to fixed broadband growth. These trends provide opportunities for differentiation, as not all operators are well-positioned to sustain the levels of investment needed for higher-speed networks, providing higher quality services for customers. Competition The industry is highly competitive with a large number of providers in both fixed line and mobile segments. There are 12 major telecom providers that are able to gain advantages by leveraging size and scale. In addition to competition between networks, over-the-top applications have enabled companies to offer data services via apps, increasing the number of competitors further. In this environment, Vodafone has differentiated its service through high-quality network performance, and also through converged offerings (mobile, fixed line, broadband, TV), allowing us to compete more effectively. Innovation more investment in innovations such as mobile and the Internet of Things (formerly M2M). networks, providing 4G speeds of up to working with smartphones and tablets and cities. We anticipate 5G will become speeds of up to 1 Gbps. This will reduce response times. As we look to the future the number of (via mobile and other technologies) is massively expand the demand for data and to increase their productivity. In the fixed broadband sector, operators are investing in more high-speed fibre broadband, which provides data speeds typically up to 1 Gbps, compared with up to 24 Mbps on copper-based ADSL broadband. Regulation to have a significant impact on the structure and performance of the industry. Regulators continue to lower mobile termination rate (‘MTR’) fees, which are the fees mobile companies charge for calls received from other companies’ networks, and to limit the amount that operators can charge for mobile roaming services. These two areas represent 10% of Vodafone’s service revenue, down 11% from last year. More on Regulation: Notes: 1 Compound annual growth rate.The industry data on these pages, unless stated, is from the 2 Vodafone’s benchmark tests.following sources: GSMA, Analysys Mason, Ampere Analysis, 3 Vodafone, “The Connected Future for SMEs”.Ovum and Strategy Analytics. Global market potential 8.5bn m obile users expected by 2020 US$1.1tn predicted mobile market in 2020 Growth in mobile data usage petabytes (calendar year) 2015 2016 2017 2.2bn US$690bn fixed service revenue by 2020 Growth in pay TV customers million (calendar year) 2015 2016 2017 Actual 875 Estimate 910 =Estimate939 Actual 36,000 Estimate 52,000 Estimate 72,000

Adapting and evolving our response We live in a fast-paced world where our customers’ needs are constantly evolving. In order to compete we are responding to key market trends, and building a stronger product offering for our customers. More on our strategy to respond to these trends: Pages 10 to 13 Focusing on services that will make a difference to our customers What’s the trend? How we are responding? to evolve rapidly as demand for improvements in performance, experience. As we move towards continue around mobile and fixed faster, more flexible and highly driven by faster fixed and mobile networks with greater more advanced handsets with larger screens, increased use media, messaging, video choosing simplicity – either line to their mobile service. one customer service, and one intense for basic mobile of Europe’s SMEs say and provide flexibility for 09 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Improving business environment 80%3 communication technologies are fundamental to how they operate today. Market competition remains and fixed communications. Regardless of size, enterprise customers are progressively adopting digital ways of working to improve their competitiveness their workforce. Enterprise Customers are increasingly looking for pre-integrated fixed, mobile and cloud services with simple, predictable and transparent pricing. We have invested in building these service offerings at scale helping us achieve a commercial advantage across our footprint. More on Enterprise: Page 13 Growth in demand for converged services 56% of households in Spain use converged services Customers are increasingly adding mobile to their fixed line services, or adding fixed They want one provider, with simple interaction. Convergence We’re evolving to meet customer needs across all converged services, first adding fixed-line and then television service offerings for homes and businesses. Customers can access Vodafone services and content across multiple platforms, at their convenience. With the rapid growth of the Internet of Things (‘IoT’), we expect to see more demand for converged services across wearable devices, and in the transport, retail and healthcare sectors, amongst others. Growing importance of data, emerging markets and other new revenue areas 40% CAGR1 mobile data usage growth by 2021 Demand for data is being geographic reach and capacity, faster processing power and of applications such as social streaming and general browsing. Data 50% of our European mobile data traffic is carried on 4G networks Vodafone was rated best or co-best for data services in 15 of 20 markets2. Our AMAP region now accounts for almost half of all data traffic carried in the 2016 financial year, compared to 30% three years ago. Demand for continued network innovation 450 Mbps today’s peak performance for downloads, up from less than 1 Mbps in 2004 Network innovation continues data increases, offering significant efficiency and customer a “gigabit society”, innovation will access solutions that enable even secure exchanges of data. Network With the completion of Project Spring we are ready to take on the significant data growth demanded by customers. We now have 73 million 3G customers in emerging markets and 47 million 4G customers in total using speeds of up to 450 Mbps. Our high-speed fibre broadband has speeds up to 1 Gbps. We are working with industry and universities on the next set of 5G standards, so we can continue to improve speed and user experience.

Chief Executive’s strategic review Responding to a changing world It has been a year of continued progress, with signs of recovery in Europe and continued growth in emerging markets. Our Project Spring investment programme is now complete. Executing our strategy to capture growth opportunities speed broadband to 72 million homes own infrastructure a Further expansion in enterprise products to 70 countries, IoT connectivity platform to 12 countries up our focus on improving our customers’ service, in order to bring to life the clear As measured by Net Promoter Score, of 21 markets and improved in 15 of these to do to build clear differentiation. Data Convergence Enterprise 10 Vodafone Group Plc Annual Report on Form 20-F 2016 Our strategy We aim to be a converged communications leader, investing to provide our customers with differentiated network access and excellent customer service. Together with capturing the scale and efficiency benefits of our global presence, we aim to generate attractive returns, enabling us to sustain our investment levels, further increase our network differentiation and meet our customers’ high expectations. Review of the year We have made good progress on a number of fronts in the last year. We have significantly expanded our mobile and fixed data network coverage and quality, leading to strong growth in data usage; we have maintained encouraging commercial momentum, with consistent customer growth; and we have returned to organic growth in both revenue and adjusted EBITDA, thanks in part to strong cost efficiency. In emerging markets, we are achieving sustained growth supported by the strength of our brand, our networks and our distribution. In Europe, the majority of our markets have returned to growth, reflecting a more stable regulatory and macroeconomic environment and better competitive performance than in recent years. Our key strategic drivers – data, convergence and enterprise – are at the heart of this continued improvement. Project Spring, our two year £19 billion investment programme, which was designed to place Vodafone at the forefront of the growth in mobile data and the increasing trend towards the convergence of fixed and mobile services, came to its close in March 2016. Highlights include: a 4G population coverage of 87% in our European markets, up from just 32% in September 2013 a Extensive modernisation and capacity improvements, with 93% of our European network now ‘single RAN’ and 90% with high capacity backhaul a 3G population coverage of 95% in targeted urban areas in India, and 4G launched in the last few months a 91% of all customer data sessions in Europe now at speeds of 3 Mbps or better – the rate needed for high definition video streaming a Dropped call rates down by 40% since September 2013 – so customers on average now only lose one call in 217 a Fibre networks that provide high in Europe; including 30 million on our and services, with IP-VPN extended to 30 countries and cloud & hosting During the year we also significantly stepped experience of our network and customer customer benefits of our investments. we ended the year as the leader in 13 out markets: good progress, but still much /s/ Vittorio Colao Vittorio Colao Chief Executive positive results in our major markets, with best overall in Italy and Spain, best network overall in Germany. to 99% and 4G coverage to 58% – significantly pricing plans that make data affordable This has been further boosted by the success tablets. With these products, we are able at a much reduced price point, opening customers for the first time. to 47 million, with average usage typically in data over the last few years since the launch extended our 3G network by 40,000 base We now have 27 million 3G customers out progress, only 27% of our European customers for further growth. M-Pesa, our money transfer service, now has more than 25 million active customers, an increase of 27% in the year, Ghana and supported by a network of more 11 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information We are witnessing various drivers of data growth across our markets: the increasing penetration of smartphones, both in Europe and emerging markets; high speed 3G and 4G networks, delivering consistent high-definition video to customers on the move; bigger screen sizes for a richer experience; the proliferation of “over-the-top” video services; and the rapid migration of social media from the desktop to mobile. Customers increasingly expect high speed data coverage as much as they expect reliable voice services. Our data strategy is simple: to build high quality mobile data networks, to encourage worry-free usage at fair prices, and to offer products and services tailored to specific needs and accessible to a wide range of users. Total data traffic across our network grew 71% in the year, mainly reflecting the increased take-up of 4G. Driven by Project Spring, we now offer 4G services in 21 of our markets, with India, Turkey and Albania added during the year. Our 4G customer base grew by 126% doubling when customers migrate from 3G to 4G. From a commercial perspective, we are focusing on offering customers worry-free data usage, with bigger data bundles and more inclusive roaming. We now have the most extensive 4G roaming network in the world, reaching over 90 countries. Despite this strong are using 4G, giving us significant opportunity Our network investments are yielding very a number of independent tests demonstrating improvements in data coverage and performance, and placing us very clearly in the top tier of network operators. We ranked in London, and a strong number two network In AMAP, progress has been equally strong. In South Africa, we have built 3G coverage ahead of our competitors. We have developed for customers across every demographic. of Vodafone-branded mobile phones and to bring the same quality and functionality as well-known phone brands to the market up mobile data services for low income In India, we have experienced strong growth of 3G in 2011. Through Project Spring, we have station sites to 55,000 since September 2013. of a total base of 198 million mobile users. Enhancing customer services boosted by market launches in Albania and than 261,000 agents in 11 countries. Data High speed, worry-free Context a As smartphone penetration increases, customers want faster and more reliable data services a Customers have multiple mobile devices and want a single, worry free bill a Customers who are on the move demand high-definition video capabilities and low latency speeds (fast reaction time) for a more enjoyable experience What we’re aiming for a We’re encouraging customers to use 4G to give them a better user experience. The number of 4G customers more than doubled to 47 million in the year a We are driving data usage by bundling content with 4G. Data usage grew 71% in the year, and video usage accounts for around one-third of data traffic a Increasing smartphone penetration also helps drive data usage. 58% of our customers have a smartphone in Europe, compared to 52% last year a We want our customers to use our services wherever they are. Our 4G roaming network reaches 93 countries Average smartphone usage in Europe MB/month 2014 2015 2016 197m of our customers use data, representing 43% of all customers, up from 40% last year 473 755 1,120

Chief Executive’s strategic review (continued) of 3.5% in fixed line during the year, and 26% customers taking high speed services on fibre In February 2016 we made another important business with Ziggo, the cable operator owned with 99% 4G coverage and over 90% cable compete head-to-head with the incumbent present value of €3.5 billion. increasingly important parts of our offering, of a bundle with broadband. In the year increasingly important content where our customers value it. costs. We will also encourage regulators content – in addition to their dominance 12 Vodafone Group Plc Annual Report on Form 20-F 2016 Convergence Connectivity and content, wherever you are Context a Customers are increasingly converging or unifying communications by sharing content between their fixed and mobile devices – phone, tablet, laptop or TV a Television and content, when bundled with broadband, are becoming increasingly important drivers of customer demand a The growing demand for converged services drives data usage, which in turn requires the combination of mobile and fibre infrastructure What we’re aiming for a We expect fixed revenue to continue to gain in importance to us, driven by convergence a We are aiming to increase our market share in fixed from a low level today a We seek to roll out more high-speed fibre or cable. We already reach 72 million households in Europe, up from 41 million last year a We’re aiming to expand our TV services, to support the take up of broadband. We already have TV services in seven markets Fixed broadband customers million 2014 2015 2016 21% of our service revenue comes from fixed services In many of our markets, there is a growing trend towards the convergence of fixed and mobile services (also known as unified communications). This trend provides many benefits to both customers and operators. For customers, there is the convenience of a single bill, the likelihood of lower overall prices compared to buying services individually, and the potential of enhancements to the service: using your TV subscription on multiple mobile devices as well as your big screen at home, for example. For the provider, there is an important network benefit from the combination of mobile and fibre infrastructure, which is increasingly necessary as the volume of data continues to grow strongly. The bundling of services also increases customer loyalty and provides opportunities to sell additional services or sign-up more members of a household. We have transformed our presence in converged or unified communications in the last four years, particularly in Europe. With several significant acquisitions, capital investment in fibre networks and strong growth in customers, we are now a major player in high speed fixed broadband. With the ability to market fibre and cable broadband services to 72 million homes in Europe, 41% of these on our own next-generation networks, our reach is very broad. We achieved organic service revenue growth of all our European service revenue now comes from the provision of fixed line and TV. Our broadband customer base grew 11% year-on-year to 13 million – with 48% of these or cable. The launch of broadband in the UK during 2015 means we now provide fixed services in most of our European countries, as well as significant growth markets such as Turkey and Egypt. strategic move with the announcement of our intention to form a 50:50 joint venture in the Netherlands, combining our strong mobile by Liberty Global. This will create a business footprint in one of our key European markets. This combination enables us to provide excellent converged services to customers, operator, and realise synergies with a net Television and content are becoming with customers often looking to buy as part we launched TV services in Ireland and now offer TV in seven markets. We have 9.5 million TV customers, with 0.4 million added this year. Television and content are becoming Our goal is to ensure access to premium In several markets, incumbents have sought to gain exclusive access to key content rights. In this scenario we will compete to secure access, which may increase our to prevent incumbents from using in fixed access markets – as a lever to reduce competition. 9.2 12.0 13.4 to reach £10 billion in the year, or 28% of total look to procure fixed and mobile from a single international presence over the last two years: data networks) in 70 countries, with 268 points capabilities in 12 countries. Both of these & Wireless Worldwide in 2012. serves our biggest multi-national customers, by emerging markets. Our IoT unit achieved rise in connections to 38 million. We are the for IoT, in both scale and expertise, with and we are evolving our model from simple and vehicle tracking) to capture more of the which now operates as Vodafone Automotive, converged communications offer One It has also enabled us to increase our points 13 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Enterprise communications is a substantial and growing market. In a digital world, it is vital for companies big and small to be always connected with each other, their customers and their suppliers. They want to do so in a seamless, cost-effective way, without managing multiple suppliers across many borders. They need to have a mobile and digital strategy: it is no longer simply about equipping a workforce with mobile phones. Our customers are assessing how new services such as the Internet of Things can enhance their customer proposition and simplify their businesses. Plain connectivity, whether mobile or fixed, is becoming more commoditised: enterprise communications providers increasingly need to be experts in a wider range of services to address these changing needs. Vodafone has positioned itself well in this changing marketplace. Enterprise has always been at the centre of our strategy, and we continue to enjoy strong market share in mobile enterprise across all our major markets. Enterprise customers value our trusted brand, network quality and wide geographic reach, and this has been a strong foundation on which to build our expansion into fixed-line and value-added data and managed services. With an estimated Enterprise market share in Europe of 33% in mobile and only 6% in non-mobile, the long-term growth opportunity is significant. Our Enterprise service revenue grew 2.1%* Group service revenue. All of our strategic growth areas performed well, supported by Project Spring investments. Enterprise fixed revenue grew 4.4%*, as customers increasingly provider. We have substantially expanded our we now offer IP-VPN services (secure private of presence. In Cloud & Hosting, we now have specialisms build on our acquisition of Cable Vodafone Global Enterprise (‘VGE’), which saw revenue growth of 5.9%* in the year driven service revenue growth of 29%*, with a 37% acknowledged world leading mobile provider a global SIM available in over 200 countries, connectivity (for example, smart meters value chain. The acquisition of Cobra in 2014, has significantly extended the breadth and value of our services in the automotive sector, and we see similar opportunities in other industry sectors. Project Spring has strengthened our Enterprise business Project Spring has helped scale our Net, which is now available in 30 countries. of presence by 57% to 268 and double our IP-VPN geographic coverage to 70 countries. Enterprise Context a Businesses are increasingly searching for one communications provider to supply both fixed and mobile to their workforce a It is important for communication service providers to offer businesses reliable connectivity to employees, customers and suppliers What we’re aiming for a We want to maintain our strong mobile market share in enterprise, which has been earned from our trusted brand, global footprint and service quality a We aim to increase our market share in fixed enterprise services, by building on Project Spring investments a We intend to continue to invest in the growth areas of converged communications, cloud & hosting services, and the Internet of Things Internet of Things connections million 2014 2015 2016 28% of our service revenue is from enterprise customers 20.2 27.8 38.0

Chief Financial Officer’s review Meeting our objectives This has been a strong year of execution for the Group, meeting our strategic goals and delivering returns to shareholders. of accelerated investment was Spring customer experience targets have in the quality of our services compared data sessions above three megabits per on page 10, the mobile build phase was quality video) and dropped call rates were network, delivering a much improved respectively. In AMAP, our dropped call than 0.9%. In terms of progress against our operational A key strategic focus for the Group is to gain competitive fixed networks Combined annual cost and capex converged services. Part of the execution €6.3bn cable companies, were acquired we expected to generate combined annual cost and capex acquisition by the 2018 financial year, mainly from Vodafone DSL customers migrated 2.9m (mostly KDG and Ono) onto our own infrastructure and and procurement. I am pleased to say that 14 Vodafone Group Plc Annual Report on Form 20-F 2016 My priorities When I became CFO I highlighted three clear priorities which I believe will have a significant impact on our future financial performance: the execution of Project Spring according to the financial plan; the integration of acquisitions, most notably Kabel Deutschland (‘KDG’) and Ono; and a continued focus on cost efficiency. I believe that we have made good progress in all three areas and in the coming financial year it will be important to build on the improving execution seen during the 2016 financial year as we continue to monetise our Project Spring investments. Additionally, we intend to continue to pursue incremental operating efficiencies across all of our operating companies. During the year we initiated an ambitious cost efficiency project called “Fit for Growth” which we anticipate will deliver significant long-term benefits in terms of both cost savings and enhanced strategic flexibility. Executing these programmes with minimal disruption to customers is a priority. Our results are reviewed in more detail later in this report, but overall I am satisfied that we have made important progress in improving the financial performance of the business. More on our performance: Pages 30 to 37 Cost efficiency Project Spring execution Acquisition integration Project Spring execution Our £19 billion, two-year programmeI am pleased to say that all of our Project designed to deliver tangible differencesbeen met. In Europe, targets for both to competitors. As Vittorio highlighted second (the threshold for high-definition completed and we now have a modernised achieved: above 90% and less than 0.5% customer experience. rate target has also been achieved at less plan we are ahead overall, achieving 108% On the financial front, capital investment of the build targets. In our AMAP region was broadly, as planned, £19 billion taking we delivered our mobile build targets three into account foreign exchange movements months ahead of plan. In Europe we areand timing differences. Consequently this slightly behind. In particular our 4G build has, as expected, depressed our cash flows was impacted by rollout delays in the over the last two years. Looking forward, UK and Germany.we continue to expect that the level of capital spending will return to a more normalised level of capital intensity and we will generate the expected £1 billion of incremental cash flow by the 2019 financial year. KDG and Ono acquisition integration €600m to meet the growing demand for synergies by 2018 (previously €540m)of this strategy is to acquire companies where we can see a clear return on that investment. KDG and Ono, two leading Net Present Value of synergies (was €5.0bn)in 2013 and 2014 respectively. In total 242,000 synergies of approximately €540 million migrating fixed and mobile customers combining backhaul and core networks converged services customers and rationalisation of back office functions progress on integration has been better than expected and we now aim to deliver annual synergies totalling €600 million.

financial year guidance Based on guidance foreign exchange rates, of the mobile build target met was £11.9 billion, in line with the £11.5 billion same basis our free cash flow was £1.0 billion, flow guidance. The key goals for the year ahead are to build last year, further enhance customer service, continue our focus on cost efficiency and grow to better align with the geographic split of the is now targeted to be in the mid-teens we previously anticipated, as we believe that available to further accelerate our growth and The Board intends to grow dividends per and beyond, dividends will be declared in euros and paid in euros, pounds sterling and returns with the primary currency in which /s/ Nick Read Chief Financial Officer opportunities for savings in procurement and 1 Before the impact of M&A, spectrum purchases and 15 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information 108% 87% Europe 4G coverage, slightly behind >90% target £1bn incremental cash flow from Spring by 2019 In Spain the integration of Ono has proceeded successfully. We have so far connected over 800 mobile base station sites to Ono’s fibre to save on backhaul costs. In addition, the launch last May of Vodafone One, our fully converged cable, mobile and TV service, has attracted 1.5 million customers. Overall we have already secured 100% of the original €240 million of cost and capex synergies targeted. We now expect to deliver €300 million of annualised savings. We have also made solid progress in Germany, and we have already managed to secure 80% of the original €300 million synergy target. We have migrated 242,000 customers off our DSL platform (on which we pay high monthly fees) onto KDG’s cable infrastructure. In November, we launched Vodafone Red One, our converged offer, which now has 54,000 customers. Finally, we have identified further opportunities for savings in procurement and other efficiency measures and as a result we are now targeting synergies with a NPV of €3.5 billion, up from €3.0 billion previously. Fit for Growth net savings from zero based Performance against 2016 adjusted EBITDA for the 2016 financial year to £12.0 billion range set in May 2015. On the consistent with our positive free cash Looking ahead on the improving commercial execution evident monetise the Project Spring investments, the dividend to shareholders. With effect from 1 April 2016, our presentation currency will change from sterling to the euro Group’s operations. We expect adjusted EBITDA to grow organically by 3–6%; this implies a range of €15.7 billion to €16.2 billion at guidance exchange rates. We expect free cash flow of at least €4 billion1. Total capital expenditure as a percentage of annual revenue; this is higher than the 13%–14% range that there are attractive investment opportunities improve our long-term strategic positioning. share annually. For the 2017 financial year US dollars, aligning the Group’s shareholder we generate free cash-flow. Nick Read Note: restructuring costs. Cost efficiency We continued to make good progress on costs this year within the scope of our Fit for Growth programme. As a result we were able to reduce overall customer costs through commercial efficiencies and drive down the support cost base in Europe. This helped offset increased network costs driven by the Project Spring roll-out, and inflationary pressures in our high growth markets in AMAP. Our Group-wide initiatives are driving a meaningful improvement in our cost base. These include a focus on direct cost optimisation; commercial efficiencies; network & IT transformation opportunities; centralised procurement and shared services; zero-based budgeting; and cost & capex synergy savings at acquired companies, combined with comprehensive local market initiatives. We introduced a zero-based budgeting methodology for the first time this year of which there were three key components. The first was an absolute cost reduction across Group functions, which was fully implemented in March 2016, delivering an annual net saving of £100m. Secondly, for Group operational units such as data centres and Shared Services we established productivity targets to drive efficiencies further across the organisation. And thirdly, we set multi-year targets for each of our local markets to drive margin expansion. The revenue growth combined with our strict cost control and efficiency measures is enabling us to achieve greater operational leverage and begin to expand margins. £100m budgeting in Group functions 80% Procurement spend centralised by 2019

Key performance indicators Measuring our performance to keep us on track We track our performance against strategic, financial and operational metrics which allows the business and key stakeholders to assess our short term performance and enables us to see where we can do better. Strategic performance Changes to KPIs this year We have updated our Key Performance Indicators (‘KPI’s) this year to align better to our strategy and areas of investment. Enterprise is an engine of growth for the Group and contributes 28% of the Group’s revenues. We have included Enterprise in our KPIs as a reflection of its growing importance. With 4G and fixed broadband becoming more important in our emerging markets, we have adopted a Group metric for 4G customers and fixed broadband customers. Paying for performance The incentive plans used to reward the performance of our Directors and our senior managers, with some local variances, include measures linked to our KPIs. More on rewards for performance in the Remuneration Report: Pages 57 to 73 Convergence million homes passed Enterprise % Notes: 1 2 Based on Android and iPhone devices. Next Generation Network providing high-speed broadband over 30 Mbps. Before the impact of M&A, spectrum purchases and restructuring costs. 3 16 Vodafone Group Plc Annual Report on Form 20-F 2016 Fixed as a percentage of enterprise service revenue Fixed services have become more important as businesses increasingly look to procure fixed and mobile from a single provider. Enterprise fixed revenue grew 4.4% in the year and we expect that this will increase as we continue to invest in our global fixed line footprint. Achieved 2014 2015 2016 23 25 27 Fixed broadband customers million Convergence As we expand our fixed broadband coverage we have successfully been able to increase our broadband base. We have added 1 million broadband customers across Europe and 266,000 customers across AMAP during the year, and expect to continue to grow our base this year and beyond. Achieved 2014 2015 2016 9.2 12.0 13.4 Europe NGN coverage (owned assets)2 As customers move towards converged services we have been investing in either building fibre or acquiring cable networks so we can offer high-speed broadband to our consumer and enterprise customers. We can now reach 30 million homes across Europe with high-speed broadband (72 million when including our wholesale access deals). Achieved 2014 2015 2016 16 26 30 Europe average monthly smartphone data usage1 MB Data A key goal in Europe is to ensure customers are using more data which will support revenue growth in the years ahead. Average smartphone usage has almost tripled over the last two years, helped by the uptake of 4G and content packages. Achieved 2014 2015 2016 473 755 1,120 4G customers Data million To ensure we get a return on our Project Spring 4G investment it is important that we migrate and attract new customers onto our 4G network. We more than doubled the number of our 4G customers in the year to 47 million and we expect this to continue to grow significantly. Achieved 2014 2015 2016 4.9 20.7 46.8 Europe 4G coverage Data % One of our main objectives of Project Spring was to roll out rapidly 4G across our European markets with a target to reach over 90% coverage by March 2016. We have now reached 87% coverage across our European markets, slightly behind our target of over 90%, which we expect to reach shortly. More work to do 2014 2015 2016 46 72 87 performance in both revenue and adjusted EBITDA for the first time since 2008. With the recovery of our by 2.0% to 11.45 pence. Page 30 17 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Financial performance Operational Financial indicators This has been a strong year of execution for the Group, delivering a return to organic growth European performance and the continued strong growth in AMAP, we met our financial guidance for both adjusted EBITDA and free cash flow and increased our dividend per share More on Financial performance: a combination of the pride, loyalty and motivation We increased our employee engagement score quartile position. the proportion each year. Percentage of women in senior management % Diversity increases the range of skills and styles in our business, and increased female representation across our senior management (top c.1,500 managers) is one measure of diversity. Our goal is to increase We have made progress on this metric this year, with the proportion increasing slightly. More work to do 2014 2015 2016 24 23 24 Dividend per share pence The ordinary dividend remains the primary method of shareholder return. We intend to increase the dividend per share annually. We increased our dividend per share to 11.45 pence in the year. Our intention remains to grow the dividend per share annually. Achieved 2014 2015 2016 11.00 11.22 11.45 Free cash flow3 £ billion Cash generation is key to delivering strong shareholder returns. Our guidance was for positive free cash flow after all capital expenditure. Free cash flow fell slightly during the year due to elevated capital expenditures for Project Spring. On a guidance basis, free cash flow was £1.0 billion, consistent with the guidance range. Achieved 2014 2015 2016 4.4 1.1 1.0 Employee engagement index The employee engagement score measures of our workforce. Our goal here is to retain our top quartile position. by two points this year, and we retained a top Achieved 2014 2015 2016 77 77 79 Adjusted EBITDA £ billion Growth in adjusted EBITDA supports our free cash flow which helps fund investment and shareholder returns. Our guidance was for adjusted EBITDA of £11.5 billion to £12 billion in the year. Adjusted EBITDA fell 2.5% to £11.6 billion (up 2.7% on an organic basis). On a guidance basis, adjusted EBITDA was £11.9 billion, in line with the guidance range. Achieved 2014 2015 2016 11.1 11.9 11.6 Organic service revenue growth % Growth in revenue demonstrates our ability to increase our customer base and stabilise or raise ARPU. Our aim was to return to service revenue growth. We returned to service revenue growth supported by our Project Spring investment programme and achieved stabilisation in our European businesses. Achieved 2014 2015–1.6 2016 –2.6 +1.5 Consumer mobile net promoter score out of 21 markets We use Net Promoter Scores (‘NPS’) to measure the extent to which our customers would recommend us to friends and family. This year we increased the number of markets where we are ranked number one, but have more work to do in the UK and Germany. Achieved 2014 2015 2016 9 11 13

Our people The people behind our business Our people are behind every aspect of our strategy and execution, so it is important that we attract, develop and retain exceptional people who are empowered to use their best judgement in every situation. Building a high-performing culture This year we employed an average of 108,000 people from 138 countries as well as over 26,000 contractors. Our senior leadership team includes 21 nationalities, bringing together a diverse set of experiences and opinions to help us achieve our goals by better understanding the needs of our customers. Increasing employee engagement We engage our employees on issues related to our strategy, our people agenda, our products and services and changes happening in the Company in a variety of ways, including executive video updates, events and forums, our intranet, emails, texts, as well as through individual team leaders. Every year all our employees are invited to participate in a global survey which allows us to measure engagement levels, identify ways to improve how we do things, and compare ourselves with 30 other large companies. This year our engagement index, which measures how committed our employees are, their desire to continue working for us and their willingness to recommend Vodafone as an employer, increased by two points to 79, which is three points higher than other comparable companies. Our employee net promoter score, which indicates employees’ commitment to promoting our products and services, rose eight points to 59 (17 points higher than other large companies). The increase showed the growing levels of employee confidence that Project Spring and our Customer eXperience eXcellence programme are delivering. Training and developing future leaders We empower our people to contribute to our business success by tailoring their training and development to their individual capabilities and ambitions. We provide a combination of formal training, on the job experiences, and regular feedback from managers. This year we trained around 50,000 people through our global academies which enable our employees to develop world class capabilities within their core discipline and support their career development. These academies have won several industry awards for innovation and quality. Our global employee survey showed that 80% of employees feel they can learn the skills and knowledge to do their jobs well. We conduct regular talent reviews to identify high-potential future leaders. Each year we provide 60 of those with the opportunity for an accelerated development through our “Inspire” programme. The programme offers development and executive coaching and may include an assignment to another Vodafone market or function. Focusing on our customers Over the last year more than 14,000 retail store managers and sales advisers received training in the Vodafone Way of Retail programme. To date, more than 31,000 retail customer service employees and third-party staff have received training to enhance the services provided to our customers. We have standardised the recruitment process across all of our local markets to improve the quality of new recruits to our stores and have developed a new assessment approach for all customer facing employees. Our Group and local market senior leadership teams took part in the Customer Experience Leadership programme – a two-day workshop focused on listening to customers, external best practices, driving simplicity, and action planning. Making progress on Diversity and Inclusion We are committed to treating all employees fairly and offering equal opportunities in all aspects of employment and advancement. This year’s global employee survey showed that 89% of employees believe that Vodafone treats people fairly. Last year we launched a new global maternity policy, providing mandatory minimum maternity benefits, including 16 weeks of full pay followed by full pay for a 30-hour week for the first six months after employees return to work. This year, our CEO, Vittorio Colao, signed up to be a UN HeforShe Impact Champion, making significant commitments to gender equality for Vodafone. 37,000 colleagues, suppliers, and customers have already joined the campaign, which promotes gender equality – socially, economically and politically. In 2015 we developed a new unconscious bias training for all leadership teams to highlight the key decisions and everyday situations that may be affected by bias. In addition, employee networks in the areas of Lesbian, Gay, Bisexual and Transgender (‘LGBT’), disability and gender have expanded globally and these serve a critical purpose in supporting these communities. 18 Vodafone Group Plc Annual Report on Form 20-F 2016

Our “Discover” programme for graduates accelerates the careers of high performing graduates, with over 700 people recruited onto this programme during the year. After the programme, a number of “Discovers” join an international programme, “Columbus” with the purpose of building leadership skills through a challenging two-year assignment outside of their home market. This year we launched a mobile app and website so employees can access topics such as anti-bribery, conflict of interest, speak up, privacy, security and competition law via their phone when they are out of the office. 33% Creating a safe place to work We want everyone working with Vodafone – employees and contractors – to return home safely every day. We start with the wellbeing of our employees: we launched our third annual Global Wellbeing Challenge on World Heart Day in October 2015. Around 5,000 employees took part in a wide range of exercise activities including cycling, dancing, running, swimming, and Zumba. Together, they covered a total of over 245,507 miles – equivalent to going around the world 10 times. For our safety campaign we focus on our top five risks: occupational road risk, working with electricity, working at height, control of contractors, and laying cables in the ground. Our efforts start at the top and our senior executives are personally involved, we train our people and suppliers, and we participate in best practice sharing with industry partners. Despite all our efforts, we deeply regret that 12 people2 lost their lives during the year. Traffic accidents involving contractors in India and Africa continue to be our main area of exposure. We have robust policies and processes to manage risks, and if incidents occur we work hard to identify and address the root causes. For more on Health & Safety read our sustainability report at www.vodafone.com/sustainability Recognising performance We reward people based on their performance, potential and contribution to our success. This year, we simplified the process by directly empowering our line managers to make performance decisions without a higher level approval. We continue to benchmark roles regularly to ensure competitive, fair remuneration in every country in which we operate. We also offer competitive retirement and other benefit provisions which vary depending on conditions and practices in local markets. Global short-term incentive plans are offered to a large percentage of employees and global long-term incentive plans are offered to our senior managers. Our incentive arrangements are subject to company performance measures, comprising both financial and strategic metrics, and individual performance measures. During the year we introduced a Customer Appreciation metric into our Global short-term incentive plan. See page 57 for more on remuneration. Doing what’s right We recognise that ethical conduct is just as important as high performance, and failure to operate ethically will impact our business success. Our “Code of Conduct” sets out our business principles and what we expect from employees to ensure they protect themselves as well as the Company’s reputation and assets. 1,700 women went on maternity leave this year and were eligible for our new global maternity policy Notes: 1 Employee numbers are shown on a full time employee basis. A statutory view is provided on page 140. 2 There were 12 fatalities, one was an employee, three were members of the public and eight were contractors. 19 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Employees by location % Spain 5% Italy 6% Vodacom Other 7% Germany 14% India 20%UK 15% Monthly average employees1 number 2014 2015 2016 Employee engagement index 2014 2015 2016 Employee turnover rate% 2014 2015 2016 Nationalities in top senior leadership roles 2014 2015 2016 Gender of employees % Female Male 36%64% 24 24 21 15 18 19 77 77 79 92,812 101,443 107,667

Sustainable business Sustainable business Mobile and digital technologies are a powerful social good, enhancing citizens’ understanding of, and ability to participate in, the world around them, and transforming the workplace, boosting productivity for businesses of all sizes in every industry. A new strategic approach Our businesses play an integral role in the daily lives of our more than 462 million mobile customers and are a vital part of the national infrastructure upon which the economies of our countries of operation depend. During 2016, we developed a new sustainable business strategy to ensure an even closer alignment between our core commercial goals and the maximum possible social and economic benefits achievable at scale as a consequence of those goals. Under that strategy, we have identified three areas where we believe our business activities can have the greatest positive societal impact: In parallel, we will focus our ongoing corporate transparency programme on those aspects of our business that are the source of greatest Energy innovation and greenhouse gas emissions There is clear evidence that global temperatures are rising quickly and a very strong consensus among scientists and policymakers that carbon dioxide emissions from hydrocarbon fuels such as coal, oil and gas – together with other greenhouse gases – are having a direct impact on the climate. The information, communications and technology (‘ICT’) industry requires significant amounts of electricity to connect billions of people, devices and machines and transmit vast amounts of data every second. Most power is supplied “on-grid” by national power generation companies whose predominant energy source is hydrocarbons, especially coal. Telecommunications operators also rely on hydrocarbons – in the form of diesel used in on-site generators – to power infrastructure “off-grid” in remote locations or areas of unreliable on-grid power. Vodafone is a signatory to the Paris Pledge for Action which recognises that climate change threatens future generations and calls for strong action to reduce emissions and achieve a safe and stable climate in which temperature rises are limited to well below 2ºC. Our networks account for most of the energy consumption in our businesses and are therefore the main source of our greenhouse gas emissions. As customer demand for data increases every year, our power requirements also grow; energy efficiency programmes (and, consequently, emissions reduction) are therefore an important priority. We collaborate closely with our major equipment suppliers to ensure that energy efficiency is integral to the design specification for new infrastructure. We have deployed highly efficient Single Radio Access Network (‘SRAN’) technologies (which allow 2G, 3G and 4G services to be run from a single piece of equipment) at more than 211,800 sites. We are also exploring a number of on-grid and off-grid renewable energy options. public debate and concern, specifically: a Taxation and total economic contribution, building on our existing commitment to transparency in corporate taxation including country-by-country reporting a Supply chain integrity and safety, providing insights into our efforts to ensure responsible and ethical behaviour among our suppliers and sub-suppliers and to ensure safety in our operations a Women’s empowerment, extending the benefits of mobile to more women in emerging markets while striving to become the world’s best employer for women by 2025 a Mobile, masts and health, addressing public concern regarding electromagnetic frequency (‘EMF’) emissions from mobile phones and base stations a Digital rights and freedoms, building on our commitment to transparency in law enforcement assistance, censorship, privacy and data protection matters a Energy innovation, optimising energy efficiency in, and reducing greenhouse gas emissions from, our activities while helping our customers reduce their own emissions We are also committed to explaining how we put our principles into practice to ensure that our businesses operate responsibly. Further details of our approach are set out in the Group’s annual Sustainable Business Report, published on the same day as this Report. a Youth skills and jobs, using our technologies and expertise to help young adults enhance their skills and secure job opportunities in countries with high levels of youth unemployment Connecting women to healthcare In 2016, 164,000 women subscribed to Vodafone Turkey’s health and wellbeing SMS service which sends twice-weekly texts offering information and advice about prenatal, antenatal and infant care and women’s health. An interactive app with information about child development has also been downloaded 160,000 times. 20 Vodafone Group Plc Annual Report on Form 20-F 2016

Our total greenhouse gas emissions in 2016 were 4% higher than in 2015 at 2.57 million tonnes of CO2e (carbon dioxide equivalent), as a consequence of a 71% increase in the volume of data carried across our mobile networks. However, our measure of greenhouse gas efficiency improved greatly: annual greenhouse gas emissions per petabyte of data carried by our mobile networks were 40% lower than in 2015, dropping to an average of 1,900 tonnes CO2e/ petabyte. Our technologies and services also provide our customers with the means to make a meaningful reduction in their own emissions, most notably through the deployment of Internet of Things (‘IoT’) applications – a field in which we are the world’s leading mobile provider. Using network intelligence to optimise energy use in a wide variety of machines, devices and processes could account for a 20% reduction in projected global CO2e emissions by 2030 – enabling emissions to remain at 2015 levels1. In 2015, we announced a new goal under which we would seek to help our customers reduce their CO2e emissions by two tonnes for every one tonne of emissions from our own operations. We aim to achieve that goal by the end of March 2018. As of the end of March 2016, we were well on track to do so, helping our customers to save 1.74 tonnes of CO2e for every tonne of CO2e generated through our activities. We estimate that more than 30% of the 38 million IoT connections operated by Vodafone directly enable our customers to reduce their emissions. The total emissions avoided as a consequence of our IoT technologies and services in 2016 increased by 29%, over the same period in 2015, to reach 4.5 million tonnes CO2e. We provide further details of our approach to energy innovation in our annual Sustainable Business Report. Human Rights Communications technologies play an important role in underpinning human rights, enabling citizens to share information and exercise freedom of expression. However, many governments are concerned that these technologies are also empowering people intent on harm, such as criminals and terrorists; conversely, civil society groups are concerned that state actions to address the malign use of communications technologies have the effect of eroding the individual’s right to privacy. Human rights that extend in to the digital realm are important priorities for Vodafone – as can be seen in our Law Enforcement Disclosure Report. However, we are also fully mindful of other human rights risks in our operations – as our Code of Conduct makes clear – which are the focus of senior management scrutiny across all of our businesses. These include labour rights (particularly with regard to our supply chain) and economic, social and cultural rights. Details of our principles, rules and compliance programmes in response to those risks are set out in our annual Sustainable Business Report including a statement – as stipulated under the UK Modern Slavery Act (2015) – summarising our actions to address the risk of modern slavery within our own operations and those of our suppliers and sub-suppliers. The Report also provides details of our ongoing work with our suppliers and other industry stakeholders to improve ethical, labour and environmental standards across our supply chain. Note: 1 Smarter Report 2030, Global e-Sustainability Initiative (GeSI) June 2015. 21 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Greenhouse gas (‘GHG’) emissions million tonnes of CO2e 2014 2015 2016 Scope 1 emissions (over which we have direct control) Scope 2 emissions (from purchased electricity) Total of Scope 1 and Scope 2 Note: Calculated using local market actual or estimated data sourced from invoices, purchasing requisitions, direct data measurement and estimations. Carbon emissions calculated in line with GHG Protocol standards. The 2014 and 2015 values have been re-based in accordance with revised Scope 2 guidance. Scope 2 emissions are reported using the market-based methodology. For full methodology see our Sustainable Business Report 2016. Greenhouse gas emissions per petabyte of data carried by our mobile networks tonnes of CO2e 2014 2015 2016 Note: Figures include all data carried by our mobile networks with an adjustment to include only part of the data carried in India, where only base stations under Vodafone’s operational control are included in our greenhouse gas emissions totals. Ratio of GHG emission savings for customers to our own GHG footprint 2014 2015 2016 2018 Note: 2014 figures have been extrapolated from actuals for 2013 and 2015. Emissions savings for customers have been calculated based on GeSI’s ICT Enablement Methodology. Our Sustainable Business Report 2016: www.vodafone.com/sustainability/ report 2016 1.19 1.41 1.74 Target 2.00 8,200 3,100 1,900 0.34 2.04 2.38 0.37 2.10 2.47 0.41 2.16 2.57

Principal risk factors and uncertainties Identifying our risks We have a clear framework for identifying and managing risk, both at an operational and strategic level. Our risk identification processes have been designed to be responsive to the ever-changing environments in which we operate. 22 Vodafone Group Plc Annual Report on Form 20-F 2016 Our risk management framework Vodafone needs to take risks and assume exposures to achieve its Vodafone has recently introduced an enhanced global framework strategy. Risk, within agreed and defined parameters, is essential to the designed to identify risks; set risk appetite: put in place appropriate success of Vodafone. Equally, failure to suitably manage risk may have measures to ensure risks are properly managed and monitored; an adverse impact upon Vodafone’s strategic goals and objectives. and facilitate informed decision making. The framework, as set out in the diagram, ensures we have one, company-wide approach to risk management, with local oversight and approvals. versus appetite views shared with Report a Inform the Board and Executive Committee on how effectively risks are being managed a Group-wide, consolidated risk managers Monitor a Integrated assurance mapping identifies all levels of control and oversight in place a Effectiveness of control and oversight is tested across the “three lines of defence”1 Manage a Controls and mitigating actions identified and measured a Risk action plans created to control risks outside of appetite Measure a Risk appetites set by the Board for all principal risks and cascaded down a Standardised scoring and categorisation allows consolidation and escalation across Group Identify a Risks identified in each Vodafone local market and entity a Strategic risk reviews with Senior Leadership a Group principal risks reviewed and agreed with the Board

Oversight of risks The Board has overall responsibility for the Group’s risk management and internal controls system. The Audit and Risk Committee, under delegation from the Board, monitors the nature and extent of risk exposure against risk appetite for our principal risks. Details of the activities of the Audit and Risk Committee are set out on pages 47 to 52 of this report. At an operational level, risks are reviewed and managed by the Executive Committee and through its delegated sub-committee, the Risk and Compliance Committee. Details of the activities of the Risk and Compliance Committee are set out on page 39 of this report. Our principal risks The risk management framework covers all risks to our business but includes a process to identify the principal risks to our strategic objectives through the integration of bottom-up and top-down exercises. The bottom-up exercise identifies and consolidates all of the priority risks raised by local markets and entities. The top-down exercise involves interviews with around 30 senior executives. The aggregated results from these exercises are used to form the principal risks which are approved by the Executive Committee, prior to submission to the Audit and Risk Committee and the Board. Each principal risk is assigned to a senior executive who is responsible for managing the risk and reporting on progress to the Executive Committee. Vodafone’s principal risks are similar to those reported last year, although with some changes to the driving force behind the risks, and one new risk regarding legal and regulatory requirements. What is the risk? A successful cyber-attack or internal event could result in us not being able to deliver service to our customers and/or failing to protect their data. This could include a terrorist attack, state sponsored hacking, hacktivists or threats from individuals. 23 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Cyber threat

Principal risk factors and uncertainties (continued) What is the risk? Vodafone operates under licence in most markets. Increased financial pressures on governments may lead them to target foreign investors for further licence fees or to charge unreasonably high prices to obtain or renew spectrum. Similarly we could be exposed to additional liabilities if we faced a new challenge from tax or competition authorities or if local or international tax laws were to change, for example as a result of the OECD’s recommendations on base erosion and profit shifting or the proposed EU tax and financial reporting Directives. 24 Vodafone Group Plc Annual Report on Form 20-F 2016 Adverse political measures Failure to deliver on convergence What is the risk? We face competition from providers who have the ability to sell converged services (combinations of fixed line, broadband, TV content and mobile) on their existing infrastructure. If we fail to deliver converged services in key markets, due to inability to access infrastructure or content at a reasonable price, this could potentially lead to higher customer churn and/or significant downward pressure on our prices.

What is the risk? Concerns have been expressed that electromagnetic signals emitted by mobile telephone handsets and base stations may pose health risks. Authorities, including the World Health Organization (‘WHO’) agree there is no evidence that convinces experts that exposure to radio frequency fields from mobile devices and base stations operated within guideline limits has any adverse health effects. A change to this view could result in a range of impacts from a change to national legislation, to a major reduction in mobile phone usage or to major litigation. What is the risk? We have a number of high-value, ongoing contracts with corporate customers, including some government agencies and departments. Successful and profitable delivery of our major enterprise contracts is dependent on complex technologies deployed across multiple geographies, as well as relative stability in the requirements, strategies and businesses of our customers. 25 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Major enterprise contracts EMF related health risks

Principal risk factors and uncertainties (continued) What is the risk? We face increased competition from a variety of new technology providers, new market entrants and competitor consolidation. 26 Vodafone Group Plc Annual Report on Form 20-F 2016 Market disruption Unstable economic conditions What is the risk? As a multinational business, we operate in many countries and currencies, so changes to global economic conditions can impact us. This could be because another global crisis would result in reduced spending power for customers or because a relative strengthening or weakening of the major currencies in which we transact could impact our profitability. As a UK business, the UK leaving the European Union may impact us, and it could lead to wider concerns about the stability of the Eurozone.

What is the risk? If our network or IT systems fail, voice, video or data transmissions may be significantly interrupted. We need to ensure that our critical assets are protected and our systems are resilient, so that impact on our customers is minimised, particularly during our major IT transformation projects. What is the risk? Vodafone must comply with a multitude of local and international laws as well as regulations. These encompass but are not limited to, licence requirements, customer registration, data privacy, anti-money laundering, competition law, anti-bribery and economic sanctions. Non-compliance with these requirements exposes Vodafone to financial and reputational risk. 27 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Non-compliance with laws and regulation Network/IT infrastructure failure

Principal risk factors and uncertainties (continued) What is the risk? If we fail to deliver a differentiated and superior experience to our customers in store, online and on the phone, this could diminish our brand and reputation, weakening our relationship with customers and reducing their loyalty to Vodafone. 28 Vodafone Group Plc Annual Report on Form 20-F 2016 Customer Experience

This page is intentionally left blank 29 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information

Operating results Our financial performance This section presents our operating performance, providing commentary on how the revenue and the adjusted EBITDA performance of the Group and its operating segments have developed over the last year. Group1 % change Europe £m AMAP £m Other2 Eliminations 2016 £m 2015 £m £m £m £ Organic Notes: 1 2016 results reflect average foreign exchange rates of £1:€1.37, £1:INR 98.61 and £1:ZAR 20.72. 2 The “Other” segment primarily represent the results of the partner markets and the net result of unallocated central Group costs. Revenue Group revenue decreased 3.0% to £41.0 billion and service revenue decreased by 3.5% to £37.2 billion. Reported growth includes the full year impact from the acquisitions of Hellas Online (‘HOL’) and Cobra Automotive (‘Cobra’) in the prior year. In Europe, organic service revenue declined 0.6%* reflecting continued competitive pressures in a number of markets, with improving trends throughout the year. In AMAP, organic service revenue increased by 6.9%* continuing its sustained track record of strong organic growth. Amortisation of intangible assets in relation to customer bases and brands are recognised under accounting rules after we acquire businesses and decreased to £979 million (2015: £1,269 million) due to the acquisition of Ono. Including the above items, operating profit decreased by £0.6 billion to £1.4 billion as the £0.45 billion impairment charge, £0.3 billion reduction in adjusted EBITDA and £0.1 billion increase in restructuring costs were partly offset by £0.1 billion of lower depreciation and amortisation charges and £0.1 billion higher contribution from associates and joint ventures. Adjusted EBITDA Group adjusted EBITDA declined 2.5% to £11.6 billion, with organic growth in Europe and AMAP and the acquisitions of HOL and Cobra being more than offset by foreign exchange movements. On an organic basis, adjusted EBITDA rose 2.7%* and the Group’s adjusted EBITDA margin stabilised at 28.3%. Net financing costs 2016 £m 2015 £m Operating profit Adjusted operating profit excludes certain income and expenses that we have identified separately to allow their effect on the results of the Group to be assessed (see page 190). The items that are included in operating profit but are excluded from adjusted operating profit are discussed below. An impairment loss of £450 million was recognised in the current financial year (2015: £nil). Further detail is provided in note 4 to the Group’s consolidated financial statements. Restructuring costs of £236 million (2015: £157 million) have been incurred to improve future business performance and reduce costs. 30 Note: 1 Comprises foreign exchange rate differences in relation to certain intercompany balances. Vodafone Group Plc Annual Report on Form 20-F 2016 Investment income 300 883 Financing costs (2,124) (1.736) Net financing costs (1,824) (853) Analysed as: Net financing costs before interest on settlement of tax issues (1,107) (1,160) Interest (expense)/credit arising on settlement of outstanding tax issues (15) 4 (1,122) (1,156) Mark-to-market losses (247) (134) Foreign exchange1 (455) 437 (1,824) (853) Revenue 26,71813,2081,160(113)40,973 42,227(3.0)2.3 Service revenue 24,46111,843968(113)37,159 38,497(3.5)1.5 Other revenue 2,2571,365192–3,814 3,730 Adjusted EBITDA 7,6864,042(116)–11,612 11,915(2.5)2.7 Adjusted operating profit 1,4091,813(105)– 3,117 3,507(11.1)(3.9) Adjustments for: Impairment loss (450) – Restructuring costs (236) (157) Amortisation of acquired customer bases and brand intangible assets (979) (1,269) Other income and expense (75) (114) Operating profit 1,377 1,967 Non-operating income and expense (2) (19) Net financing costs (1,824) (853) Income tax (expense)/credit (3,369) 4,765 (Loss)/profit for the financial year from continuing operations (3,818) 5,860 Profit for the financial year from discontinued operations – 57 (Loss)/profit for the financial year (3,818) 5,917

Earnings per share Adjusted earnings per share, which excludes the reduction in the tax losses in Luxembourg following the revaluation of investments in the local statutory accounts in the current period and the recognition of deferred tax assets in respect of tax losses in Luxembourg in the prior year, was 5.04 pence, a decrease of 9.2% year-on-year, reflecting the Group’s lower adjusted operating profit for the year. Basic earnings per share was a loss of 15.08 pence primarily due to the reduction in deferred tax on losses, as described above, which has been excluded from adjusted earnings per share. Net financing costs, excluding mark-to-market losses and foreign exchange differences in relation to certain intercompany balances, decreased by 3% primarily due to the impact of foreign exchange losses on financing costs. Taxation 2016 £m 2015 £m 2016 £m 2015 £m The deferred tax on revaluation of investments in Luxembourg for the year ended 31 March 2016 includes the use of Luxembourg losses in the year of £423 million (2015: £439 million) and a reduction in the deferred tax asset in the period of £3,207 million (2015: recognition of an additional asset of £2,127 million) arising from the tax treatment of the revaluation of investments based upon the local GAAP financial statements at 31 March 2016. These items reduce the amount of losses we have available for future use against our profits in Luxembourg and do not affect the amount of tax we pay in other countries. In addition, the tax rate in the year ended 31 March 2015 includes the impact of the recognition of an additional £3,341 million deferred tax asset in respect of the Group’s historic tax losses in Luxembourg. The losses were recognised as a consequence of the acquisition of Ono. 2016 £m 2015 £m The statutory effective tax rate for the year ended 31 March 2016 was (750.3)% compared to (440.4)% in the prior year. The difference is primarily due to the effect of the reduction in deferred tax assets in Luxembourg based upon the local statutory accounts at 31 March 2016 this year compared to the recognition of deferred tax assets in Luxembourg the prior year and the lower loss before tax. 31 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Total tax (expense)/credit (3,369) 4,822 Loss before tax: Continuing operations (449) 1,095 Discontinued operations – – Total profit before tax (449) 1,095 Effective tax rate -750.3% -440.4% (Loss)/profit attributable to owners of the parent (4,024) 5,761 Adjustments: Impairment loss 450 – Amortisation of acquired customer base and brand intangible assets 979 1,269 Restructuring costs 236 157 Other income and expense 75 114 Non-operating income and expense 2 19 Investment income and financing costs 449 (437) 2,191 1,122 Taxation 3,194 (5,334) Discontinued operations – (57) Non-controlling interests (17) (21) Adjusted profit attributable to owners of the parent 1,344 1,471 Income tax expense: Continuing operations before deferred tax on revaluation of investments in Luxembourg (162) (703) Discontinued operations – 57 Total income tax expense (162) (646) Deferred tax on revaluation of investments in Luxembourg – continuing operations (3,207) 5,468 Total tax (expense)/credit (3,369) 4,822

Operating results (continued) Europe1 Restated 2015 £m % change Germany £m Italy £m UK £m Spain Other Europe Eliminations £m Europe £m £m £m £ Organic Note: 1 The Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015 the Group redefined its segments to report international voice transit service revenue within Common Functions rather than within the service revenue amount disclosed for each country and region. The service revenue amounts presented for the year ended 31 March 2015 have been restated onto a comparable basis together with all disclosed organic service revenue growth rates. There is no impact on total Group service revenue or costs. Revenue decreased 3.5% for the year. M&A activity, including HOL and Cobra, contributed a 1.3 percentage point positive impact, while foreign exchange movements contributed a 5.2 percentage point negative impact. On an organic basis, service revenue decreased by 0.6%*, reflecting continued competitive pressures in a number of markets. Adjusted EBITDA decreased 2.6%, including a 1.2 percentage point positive impact from M&A activity and a 5.5 percentage point negative impact from foreign exchange movements. On an organic basis adjusted EBITDA increased 1.7%* driven by good cost control in a number of our Germany Service revenue declined 0.4%* for the year, but returned to growth in Q4 (Q3: -0.4%*; Q4: 1.6%*) led by improvements in consumer mobile and fixed trends and aided by an accounting reclassification in fixed line. Mobile service revenue declined 1.6%*. Consumer contract revenue stabilised in the year, supported by consistent growth in contract net adds (+594,000 for the year). This performance has been driven by an increased focus on direct channels and our ‘Otelo’ second brand; during Q4, higher competition in indirect channels weighed on our contract net additions. The Enterprise market became increasingly competitive during the year, leading to a deteriorating revenue trend as falling ARPU more than offset good contract wins. We have made further strong progress on network investment, with 87% 4G coverage and dropped call rates declining 25% year-on-year to an all-time low of 0.44%. In November, the independent “Connect” test confirmed the premium quality of our voice network in Germany and a strong second and most improved data position. Fixed service revenue growth was 1.5%*, with continued strong growth in cable and a slowing decline in DSL-related revenue. Cable net adds growth continued to be strong throughout the year, supplemented by ongoing migrations from the DSL base; in the second half of the year DSL net adds also turned positive, with growing customer demand for VDSL. Broadband ARPU was down year-on-year in a promotional market, with improvements in cable offset by DSL declines, although the pace of decline began to moderate during H2. The integration of KDG has been completed; we expect cost synergies to meet the initial targets set out at the time of acquisition, and now expect further upside potential longer-term. In November, we launched Vodafone Red One, our fully integrated fixed, mobile and TV service combining high speed mobile and fixed; as of 31 March 2016 we had 54,000 customers. Adjusted EBITDA grew 2.1%*, with adjusted EBITDA margin improving by 0.8* percentage points. The impact of lower revenues and increased Project Spring network opex was more than offset by opex efficiencies (including KDG synergies), savings in commercial costs (aided by our increased focus on direct channels) and a change in commission processes. markets, as well as the benefits of acquisition integrations. Organic change % Other activity1 pps Foreign exchange pps Reported change % Revenue – Europe 0.4 1.3 (5.2) (3.5) Service revenue Germany (0.4) – (6.7) (7.1) Italy (0.8) – (6.7) (7.5) UK (0.3) (0.4) (0.1) (0.8) Spain (3.5) 8.7 (6.6) (1.4) Other Europe 1.5 1.9 (6.8) (3.4) Europe (0.6) 1.3 (5.1) (4.4) Adjusted EBITDA Germany 2.1 – (6.7) (4.6) Italy 3.1 – (6.8) (3.7) UK 1.2 (5.4) – (4.2) Spain 4.2 19.6 (6.8) 17.0 Other Europe (1.5) 1.3 (6.5) (6.7) Europe 1.7 1.2 (5.5) (2.6) Europe adjusted =operating profit (12.9)(0.2)(5.6)(18.7) Note: 1 “Other activity” includes the impact of M&A activity. Refer to “Organic growth” on page 191 for further detail. 32 Vodafone Group Plc Annual Report on Form 20-F 2016 Year ended 31 March 2016 Revenue 7,7874,405 6,1733,633 4,835(115)26,718 27,687(3.5)0.4 Service revenue 7,1973,758 5,8493,274 4,494(111) 24,461 25,588(4.4)(0.6) Other revenue 590647 324359 341(4) 2,257 2,099 Adjusted EBITDA 2,5371,478 1,289915 1,467–7,686 7,894(2.6)1.7 Adjusted operating profit 378590 (69)53 457–1,409 1,733(18.7)(12.9) Adjusted EBITDA margin 32.6%33.6% 20.9% 25.2% 30.3%28.8% 28.5%

Italy Service revenue declined 0.8%* for the year, but returned to growth in Q4 (Q3: -0.3%*; Q4: 1.3%*), aided by the leap-year benefit. The mobile business is on a steady recovery path, while fixed line performance continues to be positive despite increased competition in recent months. Mobile service revenue declined 1.1%*, as a recovery in ARPU supported by prepaid price increases only partially offset the year-on-year decline in the customer base. Mobile number portability in the market has reduced in recent quarters and the customer base decline stabilised during the year, aided by market-leading NPS scores in mobile following our Project Spring investments. Consumer trends improved faster than Enterprise, where competitive intensity has increased in H2. As of 31 March 2016 we have 95% population coverage on our 4G network and 6.5 million 4G customers (September 2015: 4.0 million). Fixed service revenue was up 1.2%*, driven by sustained commercial momentum. We added 168,000 broadband customers during the year, a strong performance, and in Q4 50% of our gross adds have taken a fibre-based service. Of our base of 2.0 million broadband customers, 297,000 are fibre customers. We have now built out our own fibre network to over 16,000 cabinets, enabling us to reach 3.6 million households. Our high speed broadband rollout in Italy will be enhanced by our commercial agreement with Enel, which plans to roll out Fibre-To-The-Home (FTTH) to 224 cities nationwide, providing access on competitive commercial terms. In these areas Enel will be our exclusive fibre partner going forward. Adjusted EBITDA was up 3.1%*, as we successfully offset the decline in service revenue with savings in commercial costs and operating expenses. The adjusted EBITDA margin was stable year-on-year due principally to higher handset revenues. Fixed service revenue grew 1.1%*. Excluding carrier services, fixed service revenue grew 2.4%* in the second half of the year including an improving performance in Enterprise. After regional trials during the summer, we began to offer our consumer broadband service to 24 million premises across the UK (98% of BT’s fibre footprint) in October, securing 38,000 customers by 31 March 2016. Our new TV service is in field trials with plans to launch later in the current calendar year. Adjusted EBITDA grew 1.2%*, with a 0.2* percentage point increase in the adjusted EBITDA margin driven by continued operational efficiencies. Reported adjusted EBITDA benefited from one-off settlements with other network operators in the first half of the year. Spain Service revenue declined 3.5%* (Q3: -3.1%*; Q4: -3.2%*), with mobile revenue recovering steadily despite the negative effect of handset financing, and continued positive momentum in fixed. Excluding handset financing effects, service revenues declined by 0.3%* in the year. Mobile service revenue fell 8.0%*. The contract customer base continued to grow in a more stable market, despite increased promotional activity around the start of the new football season. We are seeing signs that ARPU is beginning to stabilise, aided by our market-leading NPS scores in mobile and our ‘more-for-more’ pricing strategy, in which customers receive higher data allowances and additional features (e.g. free European roaming) together with an increase in the monthly tariff. Our 4G population coverage reached 91% at 31 March 2016 and we have 5.4 million 4G customers. Fixed service revenue rose 7.8%*, supported by consistent growth in broadband net additions. The integration of Ono has proceeded successfully and we have already achieved 100% of the original €240 million of cost and capex synergies targeted. We now expect to be able to deliver €300 million of annualised run-rate savings over the original timeframe. In part this reflects the very successful launch in May of Vodafone One, our fully integrated cable, mobile and TV service, which has already reached 1.5 million customers. Including our joint fibre network build with Orange, we now reach 8.5 million premises with cable or fibre. Our recent agreement with Mediapro together with the wholesale obligations imposed on the incumbent provide us with access to a full range of premium TV channels for the coming years, albeit at an increased cost. Adjusted EBITDA increased 4.2%* year-on-year with a 1.3* percentage point increase in the adjusted EBITDA margin, as strong cost control, the benefit to margin from handset financing and the cost synergies from the Ono acquisition more than offset rising TV costs. UK Service revenue declined 0.3%* for the year (Q3: -0.7%*; Q4: -0.1%*), with improving trends in fixed line offset by a slowdown in mobile, reflecting operational challenges following a billing system migration. Q4 growth benefited from strong carrier services activity; excluding this, underlying trends were stable. The organic growth rate for the year excludes one-off settlements with other network operators in Q2. Mobile service revenue declined 0.7%*. Contract customer growth slowed in Q4, impacted partly by higher churn in relation to the billing system migration. Revenue trends were also impacted by the pricing and usage of 08XX numbers following the introduction of Non-Geographic Call Services regulation, and a focus on giving customers more control of their out-of-bundle data spend. As a result, in-bundle revenue and demand for data add-ons continued to grow. Enterprise mobile trends remained relatively stable despite increased competition. National 4G coverage reached 91% (based on the OFCOM definition), and 99.5% in London; based on our estimations, 4G coverage was 84%, and despite some delays the pace of 4G coverage expansion in conjunction with our network sharing partner is now accelerating. We achieved significant growth in 4G customers, with 7.0 million at the period end (September 2015: 5.3 million). Other Europe Service revenue rose 1.5%* (Q3: 1.6%*; Q4: 2.1%*), with all markets except Greece achieving growth during the year. In Q4, Romania (7.7%*), Portugal (3.5%*) and the Czech Republic enjoyed an improvement in top-line growth. 33 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information

Operating results (continued) In the Netherlands, service revenue increased 0.3%*, with growth moving into decline during H2 (Q3: 0.2%*; Q4: -1.3%*) as continued gains in fixed line (partly aided by a Q4 accounting reclassification) were offset by a decline in mobile contract ARPU. In Portugal, fixed service revenue continues to grow strongly and mobile is recovering as ARPU and churn pressure from the shift towards convergent pricing begins to moderate. Our FTTH network now reaches 2.4 million homes. Ireland returned to service revenue growth in Q2, with strong momentum in fixed line Africa, Middle East and Asia Pacific1 and an improving trend in mobile. The initial 4G roll-out is complete with 95% population coverage. In Greece macroeconomic conditions remained a drag, however good cost control led to improved margins. The integration of HOL is progressing according to plan. Adjusted EBITDA declined 1.5%*, with a 1.0* percentage point decline in adjusted EBITDA margin, mainly driven by lower margins in Portugal and Romania. Restated 2015 £m % change India £m Vodacom £m Other AMAP £m Eliminations £m AMAP £m £ Organic Note: 1 The Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015 the Group redefined its segments to report international voice transit service revenue within Common Functions rather than within the service revenue amount disclosed for each country and region. The service revenue amounts presented for the year ended 31 March 2015 have been restated onto a comparable basis together with all disclosed organic service revenue growth rates. There is no impact on total Group service revenues or costs. India Service revenue increased 5.0%* (Q3: 2.3%*; Q4: 5.3%*) as customer base growth and strong demand for 3G data was partially offset by a number of regulatory changes, including MTR cuts, roaming price caps and an increase in service tax. Excluding these impacts, service revenue growth was 10.0%*. Q4 growth recovered versus Q3 as voice price competition moderated during the quarter and regulatory impacts began to reduce in March. We added 14.1 million customers during the year, taking the total to 197.9 million. Growth in total minutes of use continued, but this was offset by a decline in average revenue per minute as a result of ongoing competition on voice business. Data growth continues to be very strong, with data usage over the network up 64% year-on-year, and the active data customer base increasing by 3.8 million to 67.5 million. The 3G customer base grew to 27.4 million, up 41.4% year-on-year, and smartphone penetration in our four biggest urban areas is now 52.8%. In Q4, browsing revenue represented 19.2% of local service revenue, up from 14.9% in the equivalent quarter last year. Since the launch of Project Spring we have added over 37,700 new 3G sites, taking the total to 55,500 and our population coverage to 95% of target urban areas. We have launched 4G in five key circles and plan to expand to cover over 60% of our data revenues in the coming year, ahead of the upcoming spectrum auction. Our M-Pesa business continues to expand, with 1.3 million active customers at March 2016, and approximately 120,000 agents. In August, the Reserve Bank of India granted us ‘in principle’ approval to set up a payments bank. Adjusted EBITDA grew 4.1%*, with a 0.2* percentage point deterioration in adjusted EBITDA margin as the benefits of service revenue growth were offset by the ongoing increase in operating costs related to Project Spring, higher acquisition costs and the translation effects of non-rupee operating costs. Market conditions remain competitive and may be further impacted by the forthcoming spectrum auctions and a new entrant. Preparations continue for a potential IPO of Vodafone India. Revenue decreased 1.3%, with strong organic growth offset by a 7.7 percentage point adverse impact from foreign exchange movements, particularly with regards to the South African rand, Turkish lira and Egyptian pound. On an organic basis, service revenue was up 6.9%* driven by growth in the customer base, increased voice and data usage, and continued good commercial execution. Overall growth was negatively impacted by MTR cuts and other regulatory charges, mainly in India. Adjusted EBITDA decreased 1.1%, including a 7.9 percentage point adverse impact from foreign exchange movements. On an organic basis, adjusted EBITDA grew 7.2%*, driven by growth in all major markets. Organic change % Other activity1 pps Foreign exchange pps Reported change % Revenue – AMAP 7.0 (0.6) (7.7) (1.3) Service revenue India 5.0 – (0.2) 4.8 Vodacom 5.4 – (12.7) (7.3) Other AMAP 10.1 (1.9) (9.3) (1.1) AMAP 6.9 (0.7) (7.0) (0.8) Adjusted EBITDA India 4.1 – (0.3) 3.8 =Vodacom 12.7 –(15.5)(2.8) Other AMAP 4.5 (1.3) (7.1) (3.9) AMAP 7.2 (0.4) (7.9) (1.1) AMAP adjusted operating profit 11.7 (1.1) (10.0) 0.6 Note: 1 “Other activity” includes the impact of M&A activity. Refer to “Organic growth” on page 191 for further detail. 34 Vodafone Group Plc Annual Report on Form 20-F 2016 Year ended 31 March 2016 Revenue 4,516 3,8874,814(9) 13,208 13,382(1.3)7.0 Service revenue 4,497 3,2334,122(9) 11,843 11,935(0.8)6.9 Other revenue 19 654692– 1,365 1,447 Adjusted EBITDA 1,331 1,4841,227– 4,042 4,086(1.1) 7.2 Adjusted operating profit 469 992352– 1,813 1,8020.611.7 Adjusted EBITDA margin 29.5% 38.2%25.5%30.6% 30.5%

Vodacom Vodacom Group service revenue increased 5.4%* (Q3: 7.2%*; Q4: 6.3%*), supported by strong momentum in both South Africa and the International operations. In South Africa, organic service revenue grew 4.7%* (Q3: 7.2%*; Q4: 6.5%*), with the consumer and enterprise businesses both performing well. We continued to focus on building brand and network differentiation, with our performance driven by strong demand for data. We further enhanced our leading network position, more than doubling our LTE/4G sites to over 6,000, taking coverage to 58.2% on LTE/4G and 98.9% on 3G. Data revenue growth remained strong at 18.8*% in Q4 and data is now 36.3% of local service revenue. Our pricing transformation strategy is making good progress, with 85% of contract customers now on integrated price plans and churn falling to our lowest levels at 6.9% in Q4. Total bundle sales reached 1.1 billion, supported by our ‘Just 4 U’ personalised offers. Service revenue growth in Vodacom’s International operations outside South Africa was 10.0%*, driven by increased voice revenue as a result of pricing strategies and bundle offerings, data take-up and M-Pesa. Active data customers reached 10.1 million, 37% of total customers, and active M-Pesa customers totalled 6.8 million in Q4, all benefiting from sustained network investment. Vodacom Group adjusted EBITDA increased 12.7%*, significantly faster than revenues, with a 3.6* percentage point improvement in adjusted EBITDA margin. This strong performance partly reflected a change in accounting for certain transactions in the indirect channel, which depressed equipment sales and total revenues with no impact on adjusted EBITDA. Excluding this effect, adjusted EBITDA margins rose driven by operating leverage, tight cost control and a tailwind from foreign exchange gains. Section 219 SEC filings of interest Vodafone Group Plc (‘Vodafone’) does not have any subsidiaries, other equity investments, assets, facilities or employees located in Iran, and Vodafone has made no capital investment in Iran. To the best of its knowledge, no U.S. persons, including any U.S. affiliates of Vodafone, are involved in the activities described below. Except as specified below, to the best of Vodafone’s knowledge, neither it, its subsidiaries, nor its affiliates have engaged in any conduct needing to be disclosed under Section 13(r) of the Securities Exchange Act of 1934. Roaming and interconnect Vodafone has wholesale roaming and interconnect arrangements with mobile and fixed line operators in Iran. Vodafone has, or has had, relationships with telecommunications operators in Iran in connection with such roaming and interconnect arrangements, some of which it believes are or may be government controlled entities. The approximate total gross revenues attributable to the arrangements mentioned above for the financial year ended 31 March 2016 were £676,000. EPEG Project Vodafone Global Network Limited (‘VGN’) is a member of a consortium made up of Telecommunication Infrastructure Company of Iran (‘TIC’) (an entity controlled by the government of Iran), Rostelecom and Omantel, that has built a high speed cable network from a landing point in Oman to Germany. Each member of the consortium is responsible for funding, building and maintaining its section of the cable, with VGN owning and being responsible for the segment from the Ukrainian border with Russia to Frankfurt, Germany. No capacity sales have been made on this high speed cable network yet; consequently there are no EPEG revenues or profits associated with the EPEG project. Vodafone intends to continue its involvement in the EPEG Project. Intellectual Property Vodafone, through one of its subsidiaries, also makes some insignificant payments to Iran in order to register certain domain names, register and renew certain trademarks, and protect its brand globally. Vodafone paid annual registration fees of £48 to IRNIC for the registration of three domain names. Vodafone paid £60 (2.6 million Iranian Rial) to the Iranian trademarks office in order to renew one of its trade marks during the fiscal year ended 31 March 2016. During the fiscal year ended 31 March 2016, Vodafone, through one of its subsidiaries, also made payments of: Other AMAP Service revenue increased 10.1%* (Q3: 10.8%*; Q4: 12.1%*), with strong growth in Turkey, Egypt and Ghana partially offset by a decline in Qatar. Service revenue in Turkey was up 19.7%*, reflecting continued strong growth in consumer contract and Enterprise revenue, and we launched 4G services in April 2016. Fixed line momentum was strong, almost quadrupling the fixed broadband customer base to 363,000 at the end of the period. In Egypt, service revenue was up 8.9%* driven by continued strong growth in data. New Zealand returned to modest growth, with solid mobile contract customer trends and improving fixed line ARPU. Adjusted EBITDA grew 4.5%*, with a 2.1* percentage point contraction in adjusted EBITDA margin. A strong revenue performance and improved margins in Turkey were partly offset by higher costs for imported goods post foreign exchange rate devaluations across the region. Associates and joint ventures Indus Towers, the Indian towers company in which Vodafone has a 42% interest, achieved local currency revenue growth of 5.8%. Indus Towers owned 119,881 towers as at 31 March 2016, with a tenancy ratio of 2.25. Our share of Indus Towers adjusted EBITDA was £305 million and its contribution to the Group’s adjusted operating profit was £74 million. Safaricom, Vodafone’s 40% associate which is the leading mobile operator in Kenya, saw local currency service revenue growth of 13.8% for the year, with local currency adjusted EBITDA up 16.8%, driven by an increase in the customer base leading to growth across all revenue streams, predominantly mobile data and M-Pesa. 4G coverage is now in 20 out of 47 counties. Vodafone Hutchison Australia (‘VHA’), in which Vodafone owns a 50% stake, is performing solidly in an intensely competitive environment, with service revenues (excluding MTR impact) returning to growth after five years in decline. adjusted EBITDA growth was driven by an increase in revenue and improved cost management. a £2,934 to UAE law firm Cedar White Bradley’s UAE bank account, for legal advice provided by UAE lawyers relating to trade mark infringement matters in Iran. a £843 to Iranian law firm Raysan Patent and Trademark Agents’ UK bank account for legal services (trade mark searching and investigation) provided by Iranian lawyers relating to trade mark infringement matters in Iran. These funds were not used to pay the Iranian trademarks office or any party outside of Raysan Patent and Trademark Agents. Notes: References to “Q4” are to the quarter ended 31 March 2016 unless otherwise stated. References to “Q3” are to the quarter ended 31 December 2015 unless otherwise stated. References to the “second half of the year” or “H2” are to the six months ended 31 March 2016 unless otherwise stated. References to the “year” or “financial year” are to the financial year ended 31 March 2016 and references to the “prior financial year” are to the financial year ended 31 March 2015 unless otherwise stated. All amounts marked with an “*” represent “organic growth”, which presents performance on a comparable basis, both in terms of merger and acquisition activity as well as in terms of movements in foreign exchange rates. See page 191 “Non-GAAP information” for further details. 35 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information

Financial position and resources Consolidated statement of financial position The consolidated statement of financial position is set out on page 88. Details on the major movements of both our assets and liabilities in the year are set out below: Assets Goodwill and other intangible assets Goodwill and other intangible assets increased by £3.3 billion to £46.8 billion. The increase primarily arose as a result of £7.3 billion of additions, including £5.4 billion for spectrum purchased in India, Germany, Turkey, Spain, Italy and the UK, plus £2.3 billion of favourable movements in foreign exchange rates which were partly offset by £4.3 billion of amortisation, £1.7 billion transferred to assets held for resale and £0.5 billion of goodwill impairment. Property, plant and equipment Property, plant and equipment increased by £1.5 billion to £28.1 billion, principally due to £6.7 billion of additions driven by investment in the Group’s networks as a result of Project Spring plus £1.0 billion of favourable foreign exchange movements, partly offset by £5.2 billion of depreciation charges and £0.9 billion transferred to assets held for resale. Other non-current assets Other non-current assets decreased by £2.0 billion to £30.7 billion, mainly due to decrease in deferred tax assets primarily due to the reduction of tax losses in Luxembourg (see note 6 for further details). Current assets Current assets increased by £8.3 billion to £28.1 billion, mainly due to a £3.3 billion increase in cash and cash equivalents, £2.9 billion of assets held for resale and a £1.1 billion increase in trade receivables. Total equity and liabilities Total equity Total equity decreased by £0.4 billion to £67.3 billion as the £2.8 billion of proceeds from the convertible bonds was offset by £3.2 billion of dividends paid to equity shareholders and non-controlling interests and the total comprehensive loss for the year of £0.1 billion. Non-current liabilities Non-current liabilities increased by £7.1 billion to £33.0 billion, primarily due to a £6.9 billion increase in long-term borrowings. Current liabilities Current liabilities decreased by £4.5 billion to £33.4 billion, mainly due to £3.4 billion of additional short-term borrowings and a £0.8 billion increase in trade and other payables. Trade payables at 31 March 2016 were equivalent to 45 days (2015: 43 days) outstanding, calculated by reference to the amount owed to suppliers as a proportion of the amounts invoiced by suppliers during the year. It is our policy to agree terms of transactions, including payment terms, with suppliers and it is our normal practice that payment is made accordingly. Contractual obligations and commitments A summary of our principal contractual financial obligations and commitments is shown below. Payments due by period £m Contractual obligations and commitments1 Total < 1 year 1–3 years 3–5 years >5 years Borrowings2 53,816 16,188 9,999 7,215 20,414 Operating lease commitments3 7,862 1,527 2,084 1,429 2,822 Capital commitments3,4 2,051 1,839 178 32 2 Purchase commitments5 6,952 3,857 2,697 274 124 Total 70,681 23,411 14,958 8,950 23,362 Notes: 1 This table includes commitments in respect of options over interests in Group businesses held by non-controlling shareholders (see “Potential cash outflows from option agreements and similar arrangements” on page 133) and obligations to pay dividends to non-controlling shareholders (see “Dividends from associates and to non-controlling shareholders” on page 133). The table excludes current and deferred tax liabilities and obligations under post employment benefit schemes, details of which are provided in notes 6 “Taxation” and 26 “Post employment benefits” respectively. The table also excludes the contractual obligations of associates and joint ventures. See note 21 “Borrowings”. See note 29 “Commitments”. Primarily related to spectrum and network infrastructure. Primarily related to device purchase obligations. 2 3 4 5 Dividends We provide returns to shareholders through equity dividends and historically have generally paid dividends in February and August in each year. The Directors expect that we will continue to pay dividends semi-annually. The £3.0 billion equity dividend in the current year comprises £2.0 billion in relation to the final dividend for the year ended 31 March 2015 and £1.0 billion for the interim dividend for the year ended 31 March 2016. The interim dividend of 3.68 pence per share announced by the Directors in November 2015 represented a 2.2% increase over last year’s interim dividend. The Directors are proposing a final dividend of 7.77 pence per share. Total dividends for the year increased by 2.0% to 11.45 pence per share. Liquidity and capital resources Our liquidity and working capital may be affected by a material decrease in cash flow due to a number of factors as outlined in “Principal risk factors and uncertainties” on pages 22 to 28. We do not use non-consolidated special purpose entities as a source of liquidity or for other financing purposes. 36 Vodafone Group Plc Annual Report on Form 20-F 2016

In addition to the commentary on the Group’s consolidated statement of cash flows below, further disclosure in relation to the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk can be found in “Borrowings”, “Liquidity and capital resources” and “Capital and financial risk management” in notes 21, 22 and 23 respectively to the consolidated financial statements. Cash flows A reconciliation of cash generated by operations to free cash flow, a non-GAAP measure used by management is shown on Cash generated by operations Excluding restructuring and other costs, cash generated by operations increased 2.6% to £11.4 billion as lower adjusted EBITDA was offset by working capital movements. Capital expenditure Capital expenditure decreased £0.6 billion to £8.6 billion primarily driven by the completion of the Project Spring investment programme. Free cash flow Free cash flow was £1.0 billion, a decrease of £0.1 billion from the prior year, as higher cash generated by operations excluding restructuring and other costs and working capital movements in respect of capital expenditure were offset by lower capital expenditure and lower dividends received from Indus Towers. Licence and spectrum payments Payments for licences and spectrum include amounts relating to the purchase of spectrum in Germany of £1.4 billion, £0.6 billion in India, £0.6 billion in Turkey, £0.2 billion in Italy and £0.1 billion in the UK. Acquisitions and disposals Payments for acquisitions and disposals for the year ended 31 March 2015 primarily included £2,945 million in relation to the acquisition of the entire share capital of Ono plus £2,858 million of associated net debt acquired and £563 million in relation to the acquisition of the remaining 10.97% equity interest in Vodafone India. Convertible issue and foreign exchange A foreign exchange loss of £2.0 billion was recognised on net debt as losses on the euro and rupee offset favourable foreign exchange movements on the South African rand. This was offset by £2.8 billion of proceeds from the issue of £2.9 billion of mandatory convertible bonds in February 2016, £2.8 billion of which have been classified as equity after taking into account the cost of future coupon payments. The Group also holds $5.0 billion (2015: $5.25 billion) of Verizon loan notes, and has the potential to utilise the proceeds from these notes to repurchase the shares issued to satisfy the mandatory convertible bonds. pages 190 and 191. The reconciliation to net debt is shown below. 2016 £m 2015 £m Notes: 1 Operating free cash flow for the year ended 31 March 2016 excludes £186 million (2015: £336 million) of restructuring costs, £nil (2015: £365 million) UK pensions contribution payment and £nil (2015; £116 million) of KDG incentive scheme payments that vested upon acquisition. 2 Other cash flows for the year ended 31 March 2016 include £2,020 million (2015: £nil) of debt recognised in respect of spectrum in India and Germany, £186 million (2015: £336 million) of restructuring costs, £nil (2015: £365 million) UK pensions contribution payment, £nil (2015: £359 million) of Verizon Wireless tax dividends received after the completion of the disposal, £nil (2015: £328 million) of interest paid on the settlement of the Piramal option, £nil (2015: £116 million) of KDG incentive scheme payments that vested upon acquisition, £nil (2015: £176 million) tax refund relating to the rationalisation and reorganisation of our non-US assets prior to the disposal of our stake in Verizon Wireless and a £50 million (2015: £100 million) payment in respect of the Group’s historic UK tax settlement. 3 Includes cash and cash equivalents of £14 million (2015: £nil) in respect of assets held for sale. 37 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information This year’s report contains the strategic report on pages 1 to 37, which includes an analysis of our performance and position, a review of the business during the year, and outlines the principal risks and uncertainties we face. The strategic report was approved by the Board and signed on its behalf by the Chief Executive and Chief Financial Officer. /s/ Vittorio Colao /s/ Nick Read Vittorio Colao Nick Read Chief Executive Chief Financial Officer 17 May 2016 Adjusted EBITDA 11,612 11,915 Working capital (386) (121) Capital expenditure (8,599) (9,197) Disposal of property, plant and equipment 140 178 Other 117 88 Operating free cash flow1 2,884 2,863 Taxation (689) (758) Dividends received from associates and investments 67 224 Dividends paid to non-controlling shareholders in subsidiaries (223) (247) Interest received and paid (1,026) (994) Free cash flow1 1,013 1,088 Licence and spectrum payments (2,944) (443) Acquisitions and disposals (96) (7,040) Equity dividends paid (2,998) (2,927) Foreign exchange (1,968) 895 Convertible issue 2,754 – Other2 (2,665) (144) Net debt increase (6,904) (8,571) Opening net debt (22,271) (13,700) Closing net debt3 (29,175) (22,271)

Our approach to governance Creating long-term value A commitment to act with integrity at all times is integral to the creation of shareholder value. We fully complied with the 2014 UK Corporate Governance Code during the year. to the Board? David is a highly experienced business leader with extensive financial levels in Vodafone is also a priority. This includes diversity of skills background and belief. coming year? We intend to sustain that positive trend although, it should be noted, the Group. Chairman 38 Vodafone Group Plc Annual Report on Form 20-F 2016 What were the Board’s main priorities during the year? The Board’s role is to define the long-term strategic objectives for the Group and then evaluate progress against those objectives while ensuring there is a strong and effective system of corporate governance in place at all levels. 2016 was another important transitional year for Vodafone: as I explain in my introduction on page 3, our expansion across 4G, cable and fibre networks and TV and content services is transforming our businesses. A key priority during the year was to ensure that the significant investments involved were allocated in a manner most likely to maximise returns to shareholders over time as well as enhance our customers’ experience. We also continued to focus on measures to mitigate the wide range of operating and commercial risks that are inherent to our industry and which are summarised on pages 22 to 28. How would you describe the decision making culture of the Board? Highly collaborative and collegiate with a strong emphasis on open and honest debate involving all of the Directors. As Chairman, I strive to ensure that Vodafone has a Board that works effectively and where all can contribute freely. We are fortunate to be able to draw on a diverse range of professional skills and backgrounds around the boardroom table and I encourage each Director to share their intuitions to enrich the Board’s collective understanding. We seek to ensure that every Director has the facts and background context necessary to reach informed conclusions on the matters before the Board. We provide an insight into our induction process for new Directors on page 45. All Directors have access to training and specialist briefing opportunities to ensure they remain fully aware of major developments in this highly complex and dynamic industry. Contents 38 Chairman’s introduction 47 Board committees 39 Our governance framework 54 Compliance with the 2014 40 Board of Directors UK Corporate Governance Code 42 Executive Committee 56 Our US listing requirements 44 Board activities 57 Directors’ remuneration 45 Board evaluation, induction 74 Directors’ report and training 46 Shareholder engagement We comply with the corporate governance statement requirements pursuant to the FCA’s Disclosure and Transparency Rules by virtue of the information included in this “Governance” section of the Annual Report together with information contained in the “Shareholder information” section on pages 175 to 181. What do the Non-Executive Directors bring It is essential to ensure that the composition of the Board reflects the strategic priorities of the Group and provides a variety of informed insights to determine the appropriate approach to the management of risk. Each of the Directors brings a particular perspective to every discussion, shaped by their backgrounds in a number of industries and roles over many years, which underpins the Board’s commitment as a whole to rigorous scrutiny and analysis of the Group’s key issues and opportunities. We provide a summary of each Director’s experience on pages 40 and 41. During the year, we were pleased to welcome David Nish to the Board. expertise and capital markets skills. Enhancing diversity in the boardroom, the executive team and at all and experience, age, gender, disability, sexual orientation, cultural I am pleased to report that 25% of our Board roles are held by women. Our ambition over the coming years is to increase that proportion further. Details of our commitment to increase the number of women in executive roles (and to empower our female customers) are set out in our 2016 Sustainable Business Report. What are the Board’s key objectives for the In March 2016 we concluded the largest organic investment programme in Vodafone’s history. Project Spring was designed to bring about a material enhancement to the quality of the networks and services relied on by 462 million mobile customers and 13 million fixed broadband customers and as we explain on pages 10 and 14, that goal has largely been achieved. The priority for the year ahead will be to ensure that the Group’s momentum post-Project Spring translates into stronger financial performance as well as a much better experience for our customers. Our return to growth after more than six years of significant macroeconomic pressure in Europe is very welcome. we continue to face a number of challenges in some markets. We will also maintain our focus on the effective management of risk and on compliance with the high standards of corporate governance across /s/ Gerard Kleisterlee Gerard Kleisterlee 17 May 2016

Our governance framework How we are governed We have a strong and effective governance system throughout the Group. Responsibility for good governance lies with your Board. Responsible for the overall conduct of the Group’s business and: of the business. Page 44 Committee the implementation of that policy 39 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Chairman Gerard Kleisterlee a Is responsible for leadership of the Board a Sets the Board’s agenda a Meets regularly with the Chief Executive and other key executives to stay informed Board a is responsible for the long-term success of the Company; a sets the Group strategy; a is responsible for ensuring the effectiveness of and reporting on our system of corporate governance; and a is accountable to shareholders for the proper conduct More on: website vodafone.com/governance Audit and Risk Committee a Provides effective governance over the Group’s financial results a Reviews the activity and performance of the internal audit function and external auditor a Reviews the integrity, adequacy and effectiveness of the Group’s system of internal control including the risk management framework and related compliance activities More on: Pages 47 to 52 Nominations and Governance Committee a Evaluates and makes recommendations regarding Board and committee composition, succession planning and diversity a Oversees matters relating to corporate governance More on: Page 53 Remuneration a Sets, reviews and recommends the Group’s overall remuneration policy and strategy and reviews and strategy More on: Page 57 The Matters Reserved for the Board can be found on our Chief Executive Vittorio Colao a Leads the business and implements strategy and policy a Chairs the Executive Committee Executive Committee a Focuses on strategy implementation, financial and competitive performance, commercial and technological developments, succession planning and organisational development Disclosure Committee a Oversees the accuracy and timeliness of Group disclosures and approves controls and procedures in relation to the public disclosure of financial information Risk and Compliance Committee a Assists the Executive Committee to fulfil its accountabilities with regard to risk management and policy compliance

Board of Directors Experienced, effective and diverse leadership Our business is led by our Board of Directors (the ‘Board’). Biographical details of the Directors and senior management as at 17 May 2016 are as follows (with further information available at vodafone.com/board). Key to Committee membership: A Audit and Risk N Nominations and Governance R Remuneration R Red background denotes Committee Chairman Independent services to publishing and information. to Board discussions. a Oxford University, trustee and member Dr Mathias Döpfner Independent Non-Executive Director Dame Clara Furse Independent Non-Executive Director Valerie Gooding cbe Independent Non-Executive Director Renee James Independent Non-Executive Director R A R N R Tenure: 1 year Nationality: German Tenure: 1 year Nationality: British and Canadian Tenure: 2 years Nationality: British Tenure: 5 years Nationality: American Skills and experience: Mathias brings wide-ranging experience within the global digital media industry to his role. Having led his business, Axel Springer SE, through a highly successful transition into digital and international markets, he provides a digital perspective to the Board’s strategy. Other current appointments: a Axel Springer SE, chairman and chief executive officer a Time Warner and Warner Music Group, member of the board of directors a Business Insider Inc., chairman of the board of directors a American Academy, American Jewish Committee and the European Publishers Council, holds honorary offices a St John’s College, University of Cambridge, member Skills and experience: Valerie brings a wealth of international business experience obtained at companies with high levels of customer service including British Airways and as chief executive of BUPA which, together with her focus on leadership and talent, is greatly valuable to Board discussions. Other current appointments: a Premier Farnell plc, non-executive chairman a TUI Group, non-executive director a English National Ballet, trustee a Historic Royal Palaces, trustee a Royal Botanic Gardens, Kew, trustee Skills and experience: Renee brings comprehensive knowledge of the high technology sector developed from her long career at Intel Corporation where she was appointed president. Her extensive experience of international management and the development and implementation of corporate strategy is an asset to the Board and Remuneration Committee. Other current appointments: a US President’s National Security Telecommunications Advisory Committee, vice chair a C200, member a Carlyle Group, operating executive a Oracle Corporation, non-executive director a Citigroup Inc., non-executive director a Sabre Corporation, non-executive director a University of Oregon, College of Arts, advisory board member Skills and experience: Dame Clara brings to the Board a deep understanding of international capital markets, regulation, services industries and business transformation developed from her previous roles as chief executive of the London Stock Exchange Group plc and Credit Lyonnais Rouse Ltd. Her financial proficiency is highly valued as a member of the Audit and Risk Committee. In 2008 she was appointed Dame Commander of the Order of the British Empire. Other current appointments: a Bank of England, Financial Policy Committee member a Nomura Holdings Inc, non-executive director a Amadeus IT Holdings SA, non-executive director 40 Vodafone Group Plc Annual Report on Form 20-F 2016 Gerard Kleisterlee N Chairman Tenure: 5 years Nationality: Dutch Skills and experience: Gerard has extensive experience of senior leadership of global businesses in both the developed and emerging markets. He brings to the Group a deep understanding of the consumer electronics, technology and lifestyle industries gained from his career with Philips Electronics spanning over 30 years and continues to use this experience to oversee the development of Vodafone’s strategy and the effectiveness of its operations as a total communications company. Other current appointments: a Royal Dutch Shell, non-executive director and member of the audit committee a IBEX Global Solutions plc, non-executive director a ASML, Chairman of supervisory board Vittorio Colao Chief Executive – Executive Director Tenure: 9 years Nationality: Italian Skills and experience: With over 20 years’ experience working in the telecoms industry, Vittorio has extensive leadership skills developed within both Vodafone and the wider industry and is widely recognised as an outstanding leader in the telecoms sector. Other current appointments: a European Round Table of Industrialists, vice chairman a Unilever Plc, non-executive director Nick Read Chief Financial Officer – Executive Director Tenure: 2 years Nationality: British Skills and experience: Nick combines strong operational leadership with a detailed understanding of the industry and its challenges and opportunities. Nick has wide-ranging experience in senior finance roles at both Vodafone and other multinational companies including United Business Media plc and Federal Express Worldwide. Other current appointments: None Sir Crispin Davis A Non-Executive Director Tenure: 1 year Nationality: British Skills and experience: Sir Crispin has broad-ranging experience as a business leader in international content and technology markets from his roles as chief executive of Reed Elsevier and the digital agency Aegis Group plc and group managing director of Guinness PLC (now Diageo plc). He was knighted in 2004 for He brings a strong commercial perspective Other current appointments: of the university board a CVC Capital Partners, adviser

Senior Independent Director N Other current appointments: Investment Trust PLC, a The Francis Crick Institute, director of the a Computacenter Plc, non-executive director Accountants of Scotland, member 33% Tenure 56% Philip Yea 5/5 Stephen Pusey1 2/2 Nick Read 7/7 Directors) Nominations and Mathias Döpfner 5/7 Director Attendance 4–6 years Valerie Gooding 7/7 Valerie Gooding4 3/3 Samuel Jonah 7/7 Luc Vandevelde1 2/2 Remuneration Committee3 David Nish2 2/2 Media Valerie Gooding 5/5 Philip Yea 6/7 41 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Attendance at scheduled meetings Audit and Risk Committee Board analysis of the Board in the 2016 financial year Director Attendance Director Attendance Nick Land 5/5 Gerard Kleisterlee 7/7 Sir Crispin Davis 5/5 Vittorio Colao 7/7 Dame Clara Furse 4/5 7+ years 0–3 years (Non-Executive Sir Crispin Davis 7/7 Governance Committee Dame Clara Furse 6/7 Gerard Kleisterlee 5/5 11% Renee James 7/7 Philip Yea 5/5 Sector experience5 Nick Land 7/7 Consumer Goods Luc Vandevelde1 2/2 Director Attendance Technology Luc Vandevelde 12/2 Telecoms Renee James 5/5 Finance Samuel Jonah 5/5 Emerging markets Notes: 1 Stephen Pusey and Luc Vandevelde stepped down from the Board at the annual general meeting on 28 July 2015. 2 David Nish joined the Board on 1 January 2016. 3 Dr Mathias Döpfner joined the Remuneration Committee on 1 April 2016. 4 Valerie Gooding joined the Nominations and Governance Committee on 2 November 2015. 5 Some Directors have expertise in more than one sector. 3 2 3 3 5 1 Samuel Jonah kbe R Independent Non-Executive Director Tenure: 7 years Nationality: Ghanaian Skills and experience: Samuel brings experience and understanding of business operations in emerging markets, particularly Africa. Previously executive president of AngloGold Ashanei Ltd and member of the Advisory Council of the President of the African Development Bank, he provides an international, commercial perspective to Board discussions. Other current appointments: a Iron Mineral Benefication Services, non-executive chairman a Jonah Capital (Pty) Limited, executive chairman a Metropolitan Insurance Company Limited, chairman a Presidents of Togo and Nigeria, adviser a The Investment Climate Facility, member of trustee board Nick Land A Independent Non-Executive Director Tenure: 9 years Nationality: British Skills and experience: After a career spanning 36 years at Ernst & Young UK where Nick was executive chairman, he brings strong financial expertise and experience of dealing with major corporations in many parts of the world to the Board and to his role as Chairman of the Audit and Risk Committee. Other current appointments: a Ashmore Group plc, non-executive director a Financial Reporting Council, non-executive director a The Vodafone Foundation, Chairman of the Board of Trustees a Dentons UKMEA LLP, adviser a Silicon Valley Bank, London, adviser David Nish Independent Non-Executive Director Tenure: <1 year Nationality: British Skills and experience: David has wide-ranging operational and strategic experience as a senior leader and has a strong understanding of financial and capital markets through his previous directorships which include chief executive officer and chief financial officer of Standard Life plc and chief financial officer of Scottish Power plc. Other current appointments: a HSBC Holdings Plc, non-executive director a London Stock Exchange Group Plc, non-executive director a Zurich Insurance Group, board member a UK Green Investment Bank Plc, non-executive director a Council of the Institute of Chartered Philip Yea A Tenure: 10 years Nationality: British Skills and experience: Philip’s experience as chief financial officer of Diageo plc and in the private equity industry at Investcorp and 3i Group plc, together with his knowledge of the Vodafone Group, makes him a valued member of the Board. Philip’s financial expertise is an asset to his role as member of the Audit and Risk Committee. a Aberdeen Asian Smaller Companies non-executive director trustee board a Greene King Plc, chairman

Executive Committee Delivering our strategy, driving performance Chaired by Vittorio Colao, the Executive Committee focuses on managing Vodafone’s business affairs as a whole, which includes the delivery of a competitive strategy, developing our financial structure and planning, driving financial performance and ensuring good succession planning. Group Business Warren has responsibility for managing and business development strategy. in 1988 as well as leading the recent sale He will retire from the Executive Committee Previous roles include: and head of European Technology (1985–1995) Nick Jeffery Group Enterprise Chief Executive Officer Matthew Kirk Group External Affairs Director Rosemary Martin Group General Counsel and Company Secretary Ronald Schellekens Group Human Resources Director Tenure: 3 years Nationality: British Tenure: 7 years Nationality: British Tenure: 6 years Nationality: British Tenure: 7 years Nationality: Dutch Responsibilities: Nick is responsible for Vodafone’s strategy and execution in the Enterprise market worldwide, and has responsibility for a portfolio which includes: Vodafone Global Enterprise, Vodafone Carrier Services, The Internet of Things, Cloud & Hosting Services, Enterprise Marketing and Sales Operations as well as Enterprise Products and Operations and Enterprise Security Services. Previous roles include: a Cable & Wireless Worldwide, chief executive (2012–2013) a Vodafone Global Enterprise, Chief Executive (2006–2012) Responsibilities: Matthew leads Vodafone’s engagement with external stakeholders (including governments, regulators, international institutions, the media and industry commentators) in order to project Vodafone’s position on the contribution of our industry to broader policy objectives and on issues of importance to our customers and to the communities in which Vodafone operates. Matthew is also responsible for security, and for the Vodafone Foundation, of which he is a Trustee. Previous roles include: a British Ambassador to Finland (2002–2006) a Member of the British Diplomatic Service (20+ years) Responsibilities: Rosemary has responsibility for managing Vodafone’s legal risk and for providing legal and company secretariat services to the Group. Previous roles include: a Practical Law Company, chief executive (2008) a Reuters Group Plc, various governance roles including group general counsel and company secretary (1997–2008) a Rowe & Maw, partner (1990–1997) Responsibilities: Ronald has responsibility for leading Vodafone’s people and organisation strategy which includes developing strong talent and leadership, effective organisations, strategic capabilities and an engaging culture and work environment, thereby building strong capabilities in Vodafone to deliver growth. Previous roles include: a Royal Dutch Shell, HR executive vice president (2003–2008) a PepsiCo, senior vice president (1994–2003) a AT&T Network Systems, various human resources roles (1986–1994) 42 Vodafone Group Plc Annual Report on Form 20-F 2016 Membership The Committee includes the Executive Directors and the senior managers as detailed below. Committee Meetings The Committee meets 11 times a year and typical agenda items include: a strategy; a substantial business developments and projects; a Chief Executive’s update on the business and the business environment; a updates on business performance; a Group function heads’ updates; a talent; a presentations on various topics, for example, from the Group Financial Controller, the Group Audit Director and the Group Risk and Compliance Director; and a competitor performance analysis. Each year the Committee conducts a strategy review to identify key strategic issues facing Vodafone to be presented to the Board. The agreed strategy is then used as a basis for developing the upcoming budget and three-year operating plans. Vittorio Colao Chief Executive (See page 40) Nick Read Chief Financial Officer (See page 40) Paolo Bertoluzzo Group Chief Commercial Operations & Strategy Officer Tenure: 3 years Nationality: Italian Responsibilities: Paolo has responsibility for Vodafone’s global commercial operations and strategy, as well as innovation and transformation projects, including the Customer eXperience eXcellence programme. Previous roles include: a Vodafone Group, Regional Chief Executive Officer, Southern Europe (2012–2013) a Vodafone Italy, Chief Executive Officer (2008–2013) a Vodacom Group, Board Director (2010–2012) Warren Finegold Development Director Tenure: 10 years Nationality: British Responsibilities: Vodafone’s mergers and acquisitions Warren worked on Vodafone’s initial IPO of Vodafone’s interest in Verizon Wireless. on 30 June 2016. a UBS Investment Bank, managing director a Goldman Sachs, executive director

Ametsreiter Officers are responsible for: Chief Executive Officer – brand differentiation; 43 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Executive Officers who also joined the Executive Committee Dr Hannes Aldo Bisio local markets in accordance with Group a executing the strategic vision into Tenure: <1 year Nationality: Austrian Previous roles include: a ensuring delivery against key Previous roles include:officer/managing director (2008–2013) In carrying out their role, they: executive officer (2009–2015)(2007–2008) a own the end-to-end accountabilitya Mobilkom Austria/Telkom Austria, chiefa RCS Quotidiani, managing director balance sheet performance and local stakeholders, protecting compliance, and ensuring Vodafone organisation through the direction and Chief Executive Officer –Chief Executive Officer –Chief Executive Officer – a Vodafone Portugal, Chief Executive a Vodafone UK, Enterprise Business Unit Responsibilities: member (1995–2009)(2010–2012)Vodafone’s operations in the Netherlands, President (2005–2007)management positions (1998–2010)Republic, Hungary, Albania and Malta. (2004)a Vodafone Netherlands, Chief Executive Serpil Timuray Regional Chief Executive Officer – Africa, Middle East and Asia Pacific Region (AMAP) Tenure: 2 years Nationality: Turkish Responsibilities: As Regional Chief Executive Officer of AMAP, Serpil oversees Vodafone’s operations in the Vodacom Group, India, Australia, Egypt, Ghana, Kenya, Qatar, New Zealand and Turkey. Previous roles include: a Vodafone Turkey, Chief Executive Officer (2009–2013) a Danone Turkey, chief executive officer (2002–2008) a Danone Turkey, marketing director with additional sales director role (1999–2002) a Procter & Gamble Turkey, various marketing roles including executive committee member (1991–1999) Johan Wibergh Group Technology Officer Tenure: 1 year Nationality: Swedish Responsibilities: Johan has responsibility for defining and leading Vodafone’s global technology organisation which includes the organic investment programme and Project Spring. He is integral to developing Vodafone’s convergence strategy on a global scale. Previous roles include: a Ericsson, various roles including executive VP (1996–2015) European Chief In October 2015, the Chief Executive Officers of our four large European markets became Executive Committee members. The remaining European markets are represented by Rob Shuter in October 2015. The Chief Executive a defining Vodafone strategy in their Chief Executive Officer –Vodafone Italy strategy and operating models; Vodafone Germany Tenure: 2 years Nationality: Italian commercial plans; and a Ariston Thermo Group, chief executive performance indicators.a Telkom Austria Group, group chief a McKinsey & Company, senior partner a A1 Telekom, chief executive officer (2009) for in-country profit and loss, marketing officer (2001–2009)(2004–2006) a manage relationships with Vodafone’s reputation, legal is contributing to the development of its local community; and a define the culture and values of the communication of business objectives, vision and mission, and by developing people’s talents and competences. Tenure refers to the length of service in role. António Coimbra Jeroen Hoencamp Rob Shuter Vodafone Spain Vodafone UK Netherlands and Europe Cluster Tenure: 3 years Nationality: Portuguese Tenure: 2 years Nationality: Dutch Tenure: <1 year Nationality: British and Previous roles include: Previous roles include: South African Officer (2009–2012)Director (2013)As Chief Executive Officer for Netherlands a Vodafone Portugal, Executive Committee a Vodafone Ireland, Chief Executive Officer and Europe cluster, Rob oversees a Apritel (on behalf of Vodafone Portugal),a Vodafone Netherlands, various senior Portugal, Ireland, Greece, Romania, Czech a Vodafone Japan, Chief Marketing Officer Previous roles include: Officer (2012–2015) a Vodacom Group, Finance Director (2009–2012) a Nedbank Retail, managing director (2000–2009)

Board activities Key areas of focus for your Board Board activities are structured to assist the Board in achieving its goal to support and advise executive management on the delivery of the Group’s strategy within a transparent governance framework. More on strategic More on strategic 57 to 73 on performance of operations in Europe, of the Group; 30 to 37 a assessment of risks and internal controls; 23, 51 and 52 a reports on compliance and litigation; and quarterly market share metrics; and 16 and 17 149 to 152 of the external evaluation of the The Board continued to focus on overseeing the execution a reviewing and approving the revisions to the a received regular business and the Matters Reserved for the Board. 54 and 55 People a discussed progress of the Customer combination of Vodafone and Liberty The Board received presentations on the following topics: a held a strategy day, focusing on the evolution UK and India; 32 to 35 industry trends, competitor strategies and 44 Vodafone Group Plc Annual Report on Form 20-F 2016 Board’s visit to Munich Offsite Board meetings give the Board further insights into the business. In September 2015 the Board held its annual strategy meeting in Munich. As part of this visit, the Board received a presentation from local management of Vodafone Germany and KDG, visited a Vodafone Germany retail store and received a presentation on 5G communication. A Board meeting and an Audit and Risk Committee meeting were also held whilst in Munich. Governance in action: What the Board did in 2016 Data Convergence Enterprise Link to Link to pages objectives pages objectives Performance (financial and operational)Governance Throughout the year the Board received and discussed: The Board dealt with corporate governance matters, including: a reports from the Chief Executive a reports from the Board Committees; 47 to 53, AMAP and Enterprise; 10 to 13 a the appointment of new Board members; 53 a information on the financial performance 10 to 15, a the Annual Report; 76 and 77 a network and customer satisfaction updates54 and 55, a the annual budget and operating plan. 14 and 15 a the conclusions and recommendations Strategy Board’s performance; and 45 of our strategy. The Board: terms of reference of the Board Committees development reports; 10 to 13 eXperience eXcellence programme and The Group HR Director updated the Board twice during the year on: commercial priority reports; 7, 10 to 13 a talent capability and diversity; 18 and 19 a received updates on content strategy;11 and 12 a health and safety; and19 a discussed and approved the strategic a other HR matters. 18 and 19 Global’s Dutch operations; and12, 149 Deep dives and sustainability of Vodafone’s strategy,a local market focus on Spain, Vodacom, our organisation and governance. 10 to 13 a Germany and Turkey spectrum auctions; 37, 183, 186 a potential initial public offering of Vodafone India; and 35 a Vodafone UK’s TV offering. 33

Board evaluation, induction and training Evaluating our performance and keeping up to date The Board recognises that it continually needs to monitor and improve its performance. This is achieved through annual performance evaluation, full induction of new Board members and ongoing Board development activities. The Chairman is responsible for ensuring that all Non-Executive Executive Directors are conscious of the need to keep themselves in 2016 were the Enterprise business, technology, share dealing rules market visit with Vittorio Colao to Vodafone Italy. They attended fibre presentation. Committee during the year covering key themes surrounding financial Company Secretary on current legal and governance issues. 45 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information business opportunities and risks marketing, external affairs, finance, investor relations and risk; Board Development Directors receive ongoing training and development. Our Non-properly briefed and informed about current issues. Specific areas covered at sessions attended by Vodafone Directors and corporate governance. In June 2015, Val Gooding went on a local customer focus groups, a Customer eXperience eXcellence session run by local management, visited three retail stores, and received a 4G and Specific and tailored updates, delivered by PricewaterhouseCoopers LLP, were also provided to the members of our Audit and Risk and narrative reporting, and accounting and auditing standards. The Board also received reports from the Group General Counsel and David Nish’s induction Expertise a Financial expertise and capital markets skills Focus areas a Learn about Vodafone and our business lines a Learn about Vodafone’s markets, competitions, customers, a Meet senior management across the Group Overview of induction programme David’s induction includes the following: a meetings with the members of the Executive Committee to discuss our business, strategy and operations; a presentations from the management teams of the Europe cluster, AMAP and Enterprise; a visits to the headquarters of Vodafone UK, a Vodafone UK store and Vodafone’s call centre in Stoke-on-Trent (UK); a meetings with various Group senior managers to discuss Group strategy, people strategy and remuneration, technology and a training on his duties as a director and on Vodafone’s governance structure; a meeting with the Chairs of the Board Committees and the Chairman; and a meeting key Group advisers. Governance in action: Board Evaluation Progress against recommendations set in 2015 Recommendation: The Board should continue to develop its understanding of the future challenges and trends in Vodafone’s sector, especially convergence, technology trends and the regulatory environment. Action taken in 2016: The Board received relevant training and carried out deep dives into these areas which were considered at Board meetings throughout the year. Recommendation: The Board should increase its focus on customers’ experience and it should continue to monitor management’s success in delivering operational strategic objectives. Action taken in 2016: The Board regularly reviewed the progress of the Customer eXperience eXcellence programme and continued to focus on the execution of our strategy. This year’s process In accordance with our three-year cycle, our 2016 Board evaluation was externally facilitated by Ffion Hague of Independent Board Evaluation which has no other connection with Vodafone. The evaluation included a series of one-on-one interviews with all Directors and key senior managers, and observations of Board, Audit and Risk, Remuneration, and Nominations and Governance Committee meetings. Ffion Hague discussed her initial findings with the Chairman and presented the final results to the Board in March 2016. Conclusions from this year’s review The conclusions of this year’s review have been positive and have confirmed that the Board and its Committees operate effectively and that each Director contributes to the overall effectiveness and success of the Group. The recommendations in this year’s review included: a reviewing the Board induction and development programme to focus on strategically significant areas; a increasing transparency around Board and executive succession plans; a clarifying expectations on an overall strategic framework; and a creating more opportunities for Board members to spend informal time together. The Board will address these recommendations during the 2017 financial year and will report on progress in our 2017 Annual Report.

Shareholder engagement Communicating with our shareholders We are committed to communicating our strategy and activities clearly to all our shareholders. shareholder groups and financial analysts to discuss the business mix of Directors and senior management, including our Chairman, the Investor Relations team. Institutional investors also meet with the us this year debt and dividend cover; emerging markets; We launched a quick, simple dealing service for Vodafone than 1,000 shares in February 46 Vodafone Group Plc Annual Report on Form 20-F 2016 Launch of our low-cost share dealing programme and economical share shareholders with no more 2016. This service ran until 23 May 2016 and allowed shareholders to sell all their Vodafone shares or buy more shares either free of dealing costs or at a competitive rate. Over 27% of such shareholders chose to use this service. Governance in action: Our investor calendar Set out below is a calendar of our investor events throughout the year. Boston, Toronto, Paris and in London and New York January 2016 October 2015 and Italy and Frankfurt road shows November 2015 May 2015 September 2015 December 2015 a Preliminary results published a Investor meeting about regulation a Investor conference in New York a London, New York, a Several investor conferences Edinburgh road shows a Investor meetings in Spain June 2015 a 5G webinar a Annual Report published a Investor conference in Germany February 2016 a Switzerland, Netherlands, Spain a Q3 Trading Statement published a Investor conference in London a Half-year results published March 2016 a Investor meetings in Spain, Turkey a London, New York, Boston, a Investor conference in Miami and Italy Edinburgh, Paris, Toronto, a Investor conference in London a Chairman’s London road show Switzerland and a Investor meeting with Enterprise Netherlands roadshows July 2015 a Investor conference in Barcelona a Q1 Trading Statement published a Annual general meeting in London a Investor meetings in India How we communicate with our shareholders We maintained an active dialogue with our shareholders throughout the year through a planned programme of investor relations activities. We also respond to daily queries from shareholders and analysts through our Investor Relations team and have a section of our website which is dedicated to shareholders and analysts: vodafone.com/ investor. Our registrars, Computershare, and BNY Mellon (as custodians of our American Depositary Receipts (‘ADR’) programme) also have a team of people to answer shareholder and ADR holder queries in relation to technical aspects of their holdings such as dividend payments and shareholding balances. All of our financial results presentations are available on our website at vodafone.com/investor. Our annual general meeting and our roadshows Our annual general meeting is attended by our Board and Executive Committee members and is open to all our shareholders to attend. A summary presentation of financial results is given before the Chairman deals with the formal business of the meeting. All shareholders present can question the Board during the meeting. We hold meetings with major institutional investors, individual performance and strategy. These are attended by the appropriate Chief Executive, Executive Committee members, senior leaders and Chairman to discuss matters of governance. What our shareholders have asked Common topics raised by our institutional and individual shareholders include: a 4G and data; a shareholder returns; a cash flow, capital expenditure, a regulation in Europe and a fixed broadband and TV strategy; a spectrum renewal costs; a performance outlook; a integration of KDG and Ono; and a Project Spring strategy; a administration of shareholding.

Board committees Membership The membership of the Committee has been selected with the aim of providing the range of financial and commercial expertise necessary to meet its responsibilities. Given my experience, I continue to be designated as the financial expert on the Committee for the purposes of the US Sarbanes-Oxley Act and the UK Corporate Governance Code. There were no changes to the membership of the Committee during the year, all of whom are Non-Executive Directors of the Company. How the Committee operates The Committee met five times during the year under its standard schedule of meetings, an increase from the four meetings in the last financial year, a change reflecting its increased responsibilities particularly in relation to risk management. Meetings of the Committee generally take place the day before a Board meeting to maximise the efficiency of interaction with the Board and I report to the Board, as a separate agenda item, on the activity of the Committee and matters of particular relevance to the Board in the conduct of its work. The external auditor, PricewaterhouseCoopers LLP, is invited to each meeting together with the Chief Executive, the Chief Financial Officer, the Deputy Chief Financial Officer, the Group Financial Reporting Director, the Group Audit Director, the Group Risk and Compliance Director, and the Group General Counsel and Company Secretary. The Committee also regularly meets separately with each of PricewaterhouseCoopers LLP, the Chief Financial Officer and the Group Audit Director without others being present. In the year, the Board appointed an external company to perform an independent review of the Committee which concluded that the Board members considered the Committee to be fully effective in meeting its objectives. Financial reporting The Committee’s primary responsibility in relation to the Group’s financial reporting is to review with both management and the external auditor the appropriateness of the half-year and annual financial statements concentrating on, amongst other matters: a the quality and acceptability of accounting policies and practices; a material areas in which significant judgements have been applied or where significant issues have been discussed with the external auditor; a the clarity of the disclosures and compliance with financial reporting standards and relevant financial and governance reporting requirements, including the 2014 UK Corporate Governance Code; a any correspondence from regulators in relation to our financial reporting; and a an assessment of whether the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy. This assessment forms the basis of the advice given to the Board to assist them in making the statement required by the 2014 UK Corporate Governance Code. 47 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Audit and Risk Committee The Committee continued to focus its work on the Group’s financial reporting, financial control and risk management and compliance processes. The Committee’s role was expanded this year to provide assistance to the Board with assessing compliance with elements of the 2014 UK Corporate Governance Code. Chairman and financial expert Nick Land Independent Non-Executive Director Responsibilities: The Board has approved terms of reference for the Committee which are available at vodafone.com/governance. These provided the framework for the Committee’s work in the year and can be summarised into four primary sets of activities. These are o=versight of the: a appropriateness of the Group’s external financial reporting; a relationship with, and performance of, the external auditor; a Group’s system of internal control, including risk management framework and the work of the internal audit function; and a Group’s system of compliance activities. The 2016 financial year has seen the Committee’s activities and terms of reference reviewed and expanded to reflect the Group’s adoption of the 2014 UK Corporate Governance Code, to cover: a providing advice to the Board on the assessment, management and mitigation of the principal risks facing the Group; a monitoring the Group’s risk management system and its effectiveness; and a providing advice on how the Group’s prospects have been assessed in order to make the new longer-term viability statement. Key objectives: The provision of effective governance over the appropriateness of the Group’s financial reporting, including the adequacy of related disclosures, the performance of both the internal audit function and the external auditor and oversight over the Group’s system of internal control including risk management and compliance activities.

Board committees (continued) Accounting policies and practices The Committee received reports from management in relation to the identification of critical accounting judgements and key sources of estimation uncertainty, significant accounting policies and proposed disclosure of these in the 2016 Annual Report. This disclosure also includes qualitative details in relation to IFRS 15 “Revenue from contracts with customers” and IFRS 16 “Leases”, both of which are likely to have a substantial effect on the Group’s accounting when adopted. Following discussions with management and the external auditor, the Committee approved these critical accounting judgements, significant accounting policies and disclosures which are set out in note 1 “Basis of preparation” to the consolidated financial statements. Regulators and our financial reporting There has been no correspondence from regulators in relation to our financial reporting during the 2016 financial year. The Committee is committed to improving the effectiveness and clarity of the Group’s corporate reporting and has continued to encourage management to consider, and adopt where appropriate, initiatives by regulatory bodies which would enhance our reporting, such as the FRC Lab projects on the use of digital media in corporate reporting, the disclosure of dividends and business model reporting. Significant judgements and issues The significant areas of focus considered by the Committee in relation to the 2016 accounts, and how these were addressed, are outlined below. We have discussed these with the external auditor during the year. revenue in their detailed audit plan, which identified the primary Committee received reporting from it on these matters. 48 Vodafone Group Plc Annual Report on Form 20-F 2016 Significant judgements and issues Matter considered Action Revenue recognition The timing of revenue recognition, the recognition of revenue on a gross or net basis, the treatment of discounts, incentives and commissions and the accounting for arrangements with multiple deliverables are complex areas of accounting. See note 1 “Basis of preparation” for further detail. In addition there is heightened risk in relation to the accounting for revenue as a result of the inherent complexity of systems and changing pricing models. An in-depth review of revenue accounting was undertaken by the Committee during the previous financial year. PricewaterhouseCoopers LLP shared its approach to the audit of risks attaching to the audit of revenue to be (a) the controls over the underlying accuracy of billing systems and (b) presumed fraud risk, and reported on the results of its audit work in this area to the Committee at both the half-year and year end. The Committee received reporting from PricewaterhouseCoopers LLP in relation to revenue recognition and discussed a number of judgements in relation to the presentation of revenue and commissions. The Committee was satisfied with the appropriateness of the revenue recognised in the financial statements. Taxation The Group is subject to a range of tax claims and related legal actions across a number of jurisdictions where it operates. The most material claim continues to be from the Indian tax authorities in relation to our acquisition of Vodafone India Limited in 2007, further details of which are included in note 30 “Contingent liabilities and legal proceedings”. Further, the Group has extensive accumulated tax losses as detailed in note 6 “Taxation”, and a key management judgement is whether a deferred tax asset should be recognised in respect of these losses. As at 31 March 2016, the Group had recognised a £22,382 million deferred tax asset primarily in respect of these tax losses. The Group Tax Director presented on both provisioning and disclosure of tax contingencies and deferred tax asset recognition at the November 2015 and May 2016 Committee meetings. He also provided an update on upcoming changes in the wider tax landscape that were potentially relevant to the Group. PricewaterhouseCoopers LLP also identified this as an area of higher audit effort and the The Committee challenged both management and PricewaterhouseCoopers LLP on the legal judgements underpinning both the provisioning and disclosure stance adopted in relation to material elements of tax contingent liabilities and the IFRS basis of, and operating assumptions underlying, the deferred tax assets recognised at the period end. The Committee was satisfied with the approach adopted in the financial statements by management for each matter.

primarily to the assumptions underlying the calculation of the value in reviews these claims and relevant legal advice received by the Group, and disclosure in the financial statements for both matters. of these key business and IT controls and they reported to the 49 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Significant judgements and issues Matter considered Action Goodwill impairment testing This is an area of focus for the Committee given the materiality of the Group’s goodwill balances (£22.8 billion at 31 March 2016) and the inherent subjectivity in impairment testing. The judgements in relation to goodwill impairment continue to relate use of the business, being the achievability of the long-term business plan and the macroeconomic and related modelling assumptions underlying the valuation process. See note 4 “Impairment losses” for further detail. The Committee received detailed reporting from management and challenged the appropriateness of the assumptions made, including: a the consistent application of management’s methodology; a the achievability of the business plans; a assumptions in relation to terminal growth in the businesses at the end of the plan period; and a discount rates. This remains an area of audit focus and PricewaterhouseCoopers LLP provided detailed reporting on these matters to the Committee, including sensitivity testing. The Committee was satisfied with both the appropriateness of the analysis performed by management that indicated a goodwill impairment charge of £450 million in relation to Vodafone Romania, and the impairment related disclosures set out in note 4 to the financial statements. Liability provisioning The Group is subject to a range of claims and legal actions from a number of sources, including competitors, regulators, customers, suppliers and on occasion fellow shareholders in Group subsidiaries. The level of provisioning for contingent and other liabilities is an issue where management and legal judgements are important and accordingly an area of Committee focus. See note 30 “Contingent liabilities and legal proceedings” for further detail. The Committee received a presentation from the Group’s General Counsel and Company Secretary and the Director of Litigation in both November 2015 and May 2016 on management’s assessment of the most significant claims. As this is an area of audit focus, PricewaterhouseCoopers LLP also to form a view on the appropriateness of the level of provisioning that is shared with the Committee. The Committee challenged both management and PricewaterhouseCoopers LLP on the level of provisioning for legal claims and was satisfied that the amounts recorded appropriately reflected the risk of loss. Significant one-off transactions The Committee reviewed the accounting and reporting of a number of material one-off transactions. These included: a The recognition of spectrum assets and a corresponding liability of £2.7 billion during the 2016 financial year in relation to Vodafone India. See note 22 “Liquidity and capital resources” for further detail. a The issue by the Group in February 2016 of £2.9 billion of mandatory convertible bonds. See note 22 “Liquidity and capital resources” for further detail. Management outlined the key accounting and disclosure impacts in relation to these transactions. The Committee received detailed reporting from PricewaterhouseCoopers LLP on their assessment of the accounting and disclosures made by management in both the half-year and annual financial statements and were satisfied with the accounting Key business controls The Group has continued to devote considerable resources to the development of key business and related IT controls to ensure a robust system of internal control. During the year, this focused on ongoing work programmes over general ledger account controls and user access to the Group’s core Enterprise Resource Planning (‘ERP’) system as well as new activity, including a multi-year project to implement a suite of standard controls over the Group’s core financial processes and managing the business and IT control implications of changes to the scope of the Group’s section 404 of the US Sarbanes-Oxley compliance activities. The Committee reviewed the work performed by management in relation to the implementation and maintenance of these controls, including the degree to which they operated effectively throughout the year and at the year end. This was supplemented by the results of related reviews performed by Internal Audit. The audit scope of PricewaterhouseCoopers LLP included certain Committee the results of their audit testing in these areas. The Committee was satisfied with the basis of management’s report on internal control over financial reporting as required by section 404 of the US Sarbanes-Oxley Act and with management’s ongoing focus on enhancements to the internal control environment.

Board committees (continued) External audit The Committee has primary responsibility for overseeing the relationship with, and performance of, the external auditor. This includes making the recommendation on the appointment, reappointment and removal of the external auditor, assessing their independence on an ongoing basis and for negotiating the audit fee. Auditor appointment PricewaterhouseCoopers LLP were appointed as the Group’s external auditor in July 2014 following an audit tender and, in accordance with the 2014 UK Corporate Governance Code, the Group will be required to put the external audit contract out to tender by 2024. In addition, PricewaterhouseCoopers LLP will be required to rotate the audit partner responsible for the Group audit every five years and, as a result, the current lead audit partner will be required to change in 2019. The Committee continues to review the auditor appointment and the need to tender the audit, ensuring the Group’s compliance with the 2014 UK Corporate Governance Code and the reforms of the audit market by the UK Competition and Markets Authority. Accordingly, the Company confirms that it complied with the provisions of the Competition and Markets Authority’s Order for the financial year under review. For the financial year ending 31 March 2017, the Committee has recommended to the Board that PricewaterhouseCoopers LLP be reappointed under the current external audit contract and the Directors will be proposing the reappointment of PricewaterhouseCoopers LLP at the annual general meeting in July 2016. Audit risk At the start of the audit cycle for the new financial year we received from PricewaterhouseCoopers LLP a detailed audit plan identifying their audit scope, planning materiality and their assessment of key risks. The audit risk identification process is considered a key factor in the overall effectiveness of the external audit process, and the key risks for the 2016 financial year, which were unchanged from the previous year, were as follows: Other matters The Committee also undertook a range of further activities in relation to the Group’s accounting and external reporting in the year: Adoption of recent accounting developments The Committee received regular reporting from management on the Group’s implementation of IFRS 15 “Revenue from contracts with customers”, which will be adopted in the financial year ending 31 March 2019, focusing on the key decision points relating to the choice of IT system for generating the necessary accounting entries, systems integration, the methodology in which the standard would be adopted and programme resourcing. The Committee will also review the Group’s implementation of IFRS 16 “Leases”, which will be adopted in either the financial years ending 31 March 2019 or 2020, once management has more fully assessed the impact of the changes. Fair, balanced and understandable As part of the Committee’s assessment of whether the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy, it draws on the work of the Group’s Disclosure Committee and has discussions with senior management. The processes and controls that nderpin our consideration include ensuring that: u= a all contributors are fully briefed on the fair, balanced and understandable requirement; a a dedicated and experienced core team is responsible for the coordination of content submissions, verification, detailed review and challenge; a senior management confirms that the content in respect of their areas of responsibility is considered to be fair, balanced and understandable; a the Disclosure Committee reviews and assesses the Annual Report as a whole; and a the Committee receives an early draft of the Annual Report to enable timely review and comment. a Taxation matters, including a provisioning claim for withholding tax in India and the recognition and recoverability of deferred tax assets in Luxembourg and Germany. These processes allowed us to provide positive assurance to the Board to assist them in making the statement required by the 2014 UK Corporate Governance Code. Long-term viability statement Following the adoption of the 2014 UK Corporate Governance Code during the current financial year, the Committee’s terms of reference were extended to include providing advice to the Board on the form and basis underlying the longer term viability statement. The Committee reviewed the process and assessment of the Group’s prospects made by management, including: a Carrying value of goodwill. a Provisions and contingent liabilities. a Revenue recognition. a Accounting for significant one-off transactions. a Capitalisation and asset lives. a Management override of internal controls. These risks are regularly reviewed by the Committee to ensure the external auditor’s areas of audit focus remain appropriate. Working with the auditor We hold private meetings with the external auditor at each Committee meeting to provide additional opportunity for open dialogue and feedback from the Committee and the auditor without management being present. Matters typically discussed include the external auditor’s assessment of business risks, the transparency and openness of interactions with management, confirmation that there has been no restriction in scope placed on them by management, the independence of their audit and how they have exercised professional scepticism. I also meet with the external lead audit partner outside the formal Committee process throughout the year. a the review period and alignment with the Group’s internal long-term forecasts; a the assessment of the capacity of the Group to remain viable after consideration of future cash flows, expected debt service requirements, undrawn facilities and access to capital markets; and a the modelling of the financial impact of certain of the Group’s principal risks materialising using severe but plausible scenarios. Management also sought independent external advice on best practice to ensure appropriate compliance with the requirements of the 2014 UK Corporate Governance Code. 50 Vodafone Group Plc Annual Report on Form 20-F 2016

Effectiveness of the external audit process The Committee reviewed the quality of the external audit throughout the year and considered the performance of PricewaterhouseCoopers LLP, taking into account the Committee’s own assessment, the results of a detailed survey of senior finance personnel across the Group focusing on a range of factors we considered relevant to audit quality, feedback from PricewaterhouseCoopers LLP on their performance against their own performance objectives and the firm-wide audit quality inspection report issued by the FRC in May 2015. Based on this review, the Committee concluded that there had been appropriate focus and challenge on the primary areas of audit focus and PricewaterhouseCoopers LLP had applied robust challenge and scepticism throughout the audit. Independence and objectivity In its assessment of the independence of the auditor and in accordance with the US Public Company Accounting Oversight Board’s standard on independence, the Committee receives details of any relationships between the Company and PricewaterhouseCoopers LLP that may have a bearing on their independence and receives confirmation that they are independent of the Company within the meaning of the securities laws administered by the US Securities and Exchange Commission (‘SEC’). As one of the ways in which it seeks to protect the independence and objectivity of the external auditor, the Committee has a policy governing the engagement of the external auditor to provide non-audit services. This precludes PricewaterhouseCoopers LLP from providing certain services such as valuation work or the provision of accounting services and also sets a presumption that PricewaterhouseCoopers LLP should only be engaged for non-audit services where there is no legal or practical alternative supplier. For certain specific permitted services, the Committee has pre-approved that PricewaterhouseCoopers LLP can be engaged by management, subject to the policies set out above, and subject to a £50,000 fee limit for individual engagements, a £500,000 total fee limit for services where there is no legal alternative and a £500,000 total fee limit for services where there is no practical alternative supplier. For all other services or those permitted services that exceed these specified fee limits, I, as Chairman, or in my absence another Committee member, can pre-approve permitted services. Following the publication by the Competition and Markets Authority of its final order in relation to the responsibilities of the audit committee, the Board approved amendments to the Committee’s terms of reference during the 2016 financial year such that only the Committee can negotiate and approve the statutory audit fee, the scope of the statutory audit and approval of the appointment of the lead audit engagement partner. In addition, the Committee assessed the impact of further expected UK regulation restricting non-audit services that auditors can provide, including a cap on the amount of non-audit fees that can be billed and a list of prohibited services. Consequently, the Group’s policy on non-audit fees will be amended to reflect these additional restrictions during the financial year ending 31 March 2017 for implementation in the financial year ending 31 March 2018. For the 2016 financial year, the Committee considered the ongoing fee proposal included as part of the audit tender, negotiated audit scope changes for the 2016 financial year and, following the receipt of formal assurance that their fees were appropriate for the scope of the work required, agreed a charge from PricewaterhouseCoopers LLP and related member firms of £12 million for statutory audit services. In addition to the statutory audit fee, PricewaterhouseCoopers LLP and related member firms charged the Group £1 million for audit-related and other assurance services primarily in connection with local regulatory filings where we were legally required to appoint them by virtue of their position as statutory auditor. Further details of the fees paid, for audit and non-audit services to both PricewaterhouseCoopers LLP for the 2016 and 2015 financial years and to Deloitte LLP for the 2014 financial year, can be found in note 3 to the consolidated financial statements. Internal control and risk management The Committee has the primary responsibility for the oversight of the Group’s system of internal control, including the risk management framework and the work of the internal audit function. Assessment of Group’s system of internal control, including risk management framework The Group’s risk assessment process and the way in which significant business risks are managed is a key area of focus for the Committee. Our activity here was driven primarily by the Group’s assessment of its principal risks and uncertainties, as set out on pages 22 to 28. A range of mitigations for risks faced by the Group are included on pages 78 to 81. This year, the Committee performed a detailed review of the Company’s new risk management framework document which is designed to: clarify roles and responsibilities for risk management and oversight, set out a consistent end-to-end process for managing risk across the business, provide the Board with a clear line of sight over the principal risks, and provide an overview of how the principal risks are being managed. Our review included reports from the Group Risk and Compliance Director on the Group’s risk evaluation process as well as a review of changes to significant risks identified at both operating entity and Group levels. The Committee also maintains a programme of in-depth reviews into specific financial, operational and regulatory areas of the business. These reviews are critical to the role of the Committee, as they allow us to meet key business leaders responsible for these areas and provide independent challenge to their activities. During the 2016 financial year, the areas reviewed included: a the integration of KDG into Vodafone Germany and the transition to Vodafone compliance standards; a changes to the Group’s Enterprise operations to improve service and delivery to customers; a the risk and control framework associated with implementation of a new billing system in the Netherlands; a the Group’s cyber security strategy, covering network, IT and retail systems; and a the Group’s network resilience policy and the ability to recover from a significant fault or challenge to normal operations. The Group has in place an internal control environment to protect the business from the material risks which have been identified. Management is responsible for establishing and maintaining adequate internal controls over financial reporting and we have responsibility for ensuring the effectiveness of these controls. 51 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information

Board committees (continued) Compliance activities The Committee is responsible for the oversight of the Group’s compliance programme and held a number of deep dive This year, the Group implemented an integrated assurance mapping process to improve the coordination of assurance activities across the Group and to provide a framework that allowed a comprehensive assessment of the assurance and compliance activities for the Group’s significant risks. The mapping process was piloted in the UK and Irish operating companies before being rolled out to all business units during the second half of the 2016 financial year. We reviewed the process by which the Group evaluated its control environment. Our work here was driven primarily by the Group Audit Director’s reports on the effectiveness of internal controls, significant identified frauds and any identified fraud that involved management or employees with a significant role in internal controls. Oversight of the Group’s compliance activities in relation to section 404 of the US Sarbanes-Oxley Act also falls within the Committee’s remit. The Committee has completed its review of the effectiveness of the Group’s system of internal control, including risk management, during the year and up to the date of this Annual Report, in accordance with the requirements of the Guidance on Risk Management, Internal Control and related Financial and Business Reporting published by the FRC. It confirms that no significant failings or weaknesses were identified in the review for the 2016 financial year and allowed us to provide positive assurance to the Board to assist them in making the statements required by the 2014 UK Corporate Governance Code. Where areas for improvement were identified, processes are in place to ensure that the necessary action is taken and that progress is monitored. Internal audit Monitoring and review of the scope, extent and effectiveness of the activity of the Group Internal Audit department is an agenda item at each Committee meeting. We approve the annual audit plan prior to the start of each financial year and receive updates from the Group Audit Director on audit activities, progress against the approved Group audit plan, the results of any unsatisfactory audits and the action plans to address these areas. I play a major role in setting the Group Audit Director’s annual objectives and we meet regularly to discuss the team’s activities and any significant issues arising from their work. Compliance with section 404 of the US Sarbanes-Oxley Act The Committee takes an active role in monitoring the Group’s compliance activities in respect of section 404 of the US Sarbanes-Oxley Act, receiving reports from management in the year covering: sessions on compliance-related matters in the year. These focused on: a changes to the control environment, including the creation of two new management controls governance committees and a redefined finance operating model providing greater clarity of roles and responsibilities; a updates to the Group’s Code of Conduct, which is reviewed every three years; a the results from the annual Policy Compliance Review which tests the extent to which local markets and Group entities are compliant with our high risk policies; a the results from our “Doing What’s Right” employee awareness and e-learning programmes and other measures designed to assess the culture of the organisation; a the results of the use of “Speak Up” channels in place to enable employees to raise concerns about possible irregularities in financial reporting or other issues and the outputs of any resulting investigations; and a the methodology for fraud reporting and investigations into known or suspected fraudulent activities by both third parties and employees. /s/ Nick Land Nick Land On behalf of the Audit and Risk Committee 17 May 2016 a financial control governance; a changes to the section 404 programme, including scoping, the development of a standard controls framework and the development of a quality assurance programme; and a the enhancement of the wider control environment in response to ongoing business developments. The external auditor reported the status of their work in relation to this matter in each of their reports to the Committee. 52 Vodafone Group Plc Annual Report on Form 20-F 2016

Assessment of the independence of the Non-Executive Directors The Committee reviewed the independence of all the Non-Executive Directors and in particular Philip Yea and Nick Land, who have both served on the Board for over nine years. The Committee considered their length of tenure on the Board, independence and other external commitments. As a result of its assessment, the Committee is confident that Philip and Nick continue to demonstrate qualities of independence and judgement in carrying out their roles. In addition, the Committee believes that Philip’s and Nick’s external commitments have not negatively impacted their commitment to Vodafone and therefore recommended to the Board that Philip and Nick stand for reappointment at the 2016 annual general meeting. All of the Non-Executive Directors are considered independent. Board evaluation The Committee oversaw the external evaluation of the Board and Committees. A description of the process and conclusions of the evaluation is set out on page 45. Succession planning The Committee received several presentations throughout the year from the Chief Executive and Group Human Resources Director. The presentations provided details of the changes to the Vodafone organisational structure in order to deliver our strategy as well as succession planning for senior management. Potential successors have been identified for the top senior management positions and the Committee reviewed the profiles for all of these positions during the year. The Committee also monitors a schedule on the length of tenure of the Chairman and Non-Executive Directors and the mix and skills of the Directors. The Committee is satisfied that adequate succession planning is currently in place for the Executive Directors and senior executives, but will keep succession planning under review and monitor the progress and success of the development plans which have been established for relevant employees. Diversity Vodafone acknowledges the importance of diversity and inclusion to the effective functioning of the Board. This includes diversity of skills and experience, age, gender, disability, sexual orientation, cultural background or belief. 25% of our Board roles are held by women and our ambition over the coming years is to increase that proportion further. Diversity extends beyond the boardroom. The Board supports management in its efforts to build a diverse organisation and endorses the Group’s “Recruiting and Managing People” policy, one of the objectives of which is to “attract and develop a highly qualified and diverse workforce and ensure that all selection decisions are based on merit”. Governance The Committee reviewed Vodafone’s compliance with the 2014 UK Corporate Governance Code and was satisfied that Vodafone complied with the Code during the year. It also received updates on corporate governance developments during the year and considered the impact of these developments on Vodafone. /s/ Gerard Kleisterlee Gerard Kleisterlee On behalf of the Nominations and Governance Committee 17 May 2016 Committee meetings The Committee met five times during the year. I invite other individuals and external advisers to attend all or part of any meeting, as and when appropriate. I report to the Board, as a separate agenda item, on the activities of the Committee at the following Board meeting. David Nish’s appointment The Committee reviewed the mix and skills of the Board and identified that it would be valuable for a Non-Executive Director to be appointed who had financial expertise and capital markets skills as well as experience as a chief executive. A description of the role and capabilities required for this appointment was prepared. Sciteb, an external search consultancy, was appointed, which has no other connection to Vodafone and has signed up to the voluntary Code of Conduct for Executive search firms. David was identified as a suitable candidate. He was invited to meet with the members of the Committee and following those meetings, the Committee recommended to the Board that he be invited to become a Non-Executive Director. The Board accepted the recommendation and David accepted the Board’s invitation and became a Non-Executive Director with effect from 1 January 2016. Changes to the Board and Committees The changes made to the composition of the Board and Committees during the year are set out on page 54. 53 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Nominations and Governance Committee The Committee continues its work of ensuring the Board composition is right and that our governance is effective. Chairman Gerard Kleisterlee Chairman of the Board – Independent on appointment Responsibilities: a assessing the composition of the Board and making recommendations on appointments to the Board and senior executive succession planning; a overseeing the performance evaluation of the Board, its committees and individual Directors; and a overseeing all matters relating to corporate governance, bringing any issues to the attention of the Board. The terms of reference of the Committee are available on vodafone.com/governance. Key objective: To make sure the Board comprises individuals with the necessary skills, knowledge and experience to ensure that it is effective in discharging its responsibilities and to have oversight of all matters relating to corporate governance.

Compliance with the 2014 UK Corporate Governance Code Throughout the financial year and to the date of this document, we complied with the provisions and applied the main principles of the 2014 version of the UK Corporate Governance Code (the ‘Code’). The Code can be found on the Financial Reporting Council website (frc.org.uk). This table sets out how we have applied the main principles of the Code, cross referring to other parts of this Annual Report. This table is intended to assist with the evaluation of our compliance during the year and should be read alongside the Governance section as a whole. Headings correspond to the headings in the Code. The auditor’s report on the corporate governance statement is on page 86. A. Leadership A.1 – The role of the Board The Board’s responsibilities are set out on page 39 along with a statement of how it operates. The Board held seven scheduled meetings during the year and holds additional meetings, as required. All Directors are expected, wherever possible, to attend all Board and relevant Committee meetings. Details of such attendance are on page 41. A.2 and A.3 – Division of responsibilities and the role of the Chairman The roles of the Chairman and Chief Executive are separate: their key responsibilities are set out on page 39. Board meetings are arranged to ensure sufficient time is available for the discussion of all items. The Chairman was independent on appointment. A.4 – Non-Executive Directors Philip Yea has been Senior Independent Director since July 2015 when he took over from Luc Vandevelde who stepped down from the Board. Philip: B. Effectiveness B.1 – The composition of the Board The Board consists of 12 Directors, (nine Non-Executive Directors, the Chairman and two Executive Directors). 11 Directors served throughout the year. Changes made to the composition of the Board and Committees during the year were as follows: a Philip Yea became Senior Independent Director on 28 July 2015 after Luc Vandevelde stepped down from the Board. Stephen Pusey also stepped down from the Board in July 2015; a Valerie Gooding became Chairman of the Remuneration Committee on 28 July 2015; and a Valerie Gooding joined the Nominations and Governance Committee on 2 November 2015. Dr Mathias Döpfner joined the Remuneration Committee on 1 April 2016. It is expected that David Nish will join the Audit and Risk Committee on 29 July 2016. The balance and independence of the Board is kept under review by the Nominations and Governance Committee. Its terms of reference are available at vodafone.com/governance. Philip Yea, Nick Land and Samuel Jonah have served on the Board for ten, nine and seven years respectively. The Board has determined that they, along with all of the Non-Executive Directors, continue to demonstrate qualities of independence and judgement in carrying out their roles, supporting the Executive Directors and senior management in an objective manner. Their length of service and resulting experience are of great benefit to the Board. B.2 – Appointments to the Board David Nish was appointed as a Non-Executive Director from 1 January 2016. Further details on the appointment process are set out on page 53, which also includes the Board’s policy on diversity. B.3 – Commitment The Board is satisfied that the external commitments of its Chairman and other Non-Executive Directors (set out on pages 40 and 41) do not conflict with their duties and commitments as Directors of the Company. Directors must: a acts as a sounding board for the Chairman and as an intermediary for the other Directors; a report any changes to their commitments to the Board; a complete an annual conflicts questionnaire. Any conflicts identified are considered and, as appropriate, authorised by the Board. If authorised, it is recorded in a register and reviewed periodically; and a is available to shareholders if they have concerns which they have not been able to otherwise resolve; a reviews the performance of the Chairman annually; and a notify the Company of actual or potential conflicts or a change in circumstances relating to an existing authorisation. a if necessary, convenes meetings of the Non-Executive Directors. The Executive Directors’ service contracts and Non-Executive Directors’ appointment letters are available for inspection at our registered office and at our annual general meeting. B.4 – Development Details of Board induction and training and development are set out on page 45. The Non-Executive Directors are responsible for using their skills, experience and independent judgement to: a constructively challenge the strategy proposed by the Executive Directors; a scrutinise and challenge performance and risk management across the Group’s business; and a assess the risk and integrity of the financial information and controls. The Chairman met with just the Non-Executive Directors at every Board meeting this year. 54 Vodafone Group Plc Annual Report on Form 20-F 2016

B.5 – Information and support There is a procedure to enable Directors to take independent legal and/ or financial advice at the Company’s expense, managed by the Group General Counsel and Company Secretary. No such independent advice was sought in the 2016 financial year. The Group General Counsel and Company Secretary also: Further information can be found in the Directors’ statement of responsibility on pages 76 and 77 and in the Audit and Risk Committee report on pages 47 to 52 (which also covers the oversight and monitoring of the system, and its effectiveness). C.3 – Audit Committee and auditor The Audit and Risk Committee is responsible for governance around both the internal audit function and external auditor and for oversight of the Group’s systems of internal controls. Further details on the Audit and Risk Committee and its activities are set out on pages 47 to 52. Its terms of reference are available at vodafone.com/governance. a assists the Chairman by organising induction and training programmes and ensuring that all Directors have full and timely access to all relevant information; a ensures that the correct Board procedures are followed; and a advises the Board on corporate governance matters. D. Remuneration D.1 and D.2 – The level and components of remuneration and procedure The removal of the Group General Counsel and Company Secretary is a matter for the Board as a whole. B.6 – Evaluation Information on Board evaluation is set out on page 45. B.7 – Election/Re-election All Directors have submitted themselves for re-election at the 2016 annual general meeting with the exception of David Nish who will be elected for the first time in accordance with our Articles of Association. The Nominations and Governance Committee confirmed to the Board that the contributions made by the Directors continue to be effective and that the Company should support their re-election. The biographies for our Directors can be found on pages 40 and 41. a The Remuneration Committee is responsible for determining the policy on remuneration of the Chairman, executives and senior management team. More information is set out on pages 57 to 73. a The Chairman of the Board and the Remuneration Committee’s Chairman are also responsible for maintaining contact with the Company’s principal shareholders about remuneration. Full details are set out in its terms of reference, available at vodafone.com/governance. E. Relations with shareholders E.1 – Dialogue with shareholders The Chairman ensures that there is effective communication with investors and that the Board understands the views of major shareholders on matters such as governance and strategy. He is available to meet shareholders for this purpose. The other members of the Board are also available to meet major investors on request. Further information is set out on page 46. E.2 – Constructive use of the annual general meeting Our annual general meeting will be held on 29 July 2016 and is an opportunity for shareholders to vote on certain aspects of Group business and present questions to the Board. C. Accountability C.1 – Financial and business reporting The following statements can be found in this Annual Report Statement Pages The Directors’ statement of responsibility regarding the financial statements, including the going concern assessment. 76 and 77 A statement confirming that the Board considers that the Annual Report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy. 76 a A summary presentation of the full year results is given before the Chairman deals with the formal business of the meeting. An explanation of the Company’s business model and the strategy for delivering the objectives of the Company. 6 to 13 a All shareholders can question any member of the Board both during the meeting and informally afterwards. The Board encourages participation of investors at the meeting. C.2 – System of risk management and internal control An overview of the Group’s framework for identifying risk is on pages 22 to 28. The Board has overall responsibility for the system of risk management and internal control (and for reviewing its effectiveness) and has conducted a robust assessment of the principal risks facing the Company, including those that would threaten its business model, future performance, solvency or liquidity. Such a system is designed to manage rather than eliminate business risks and can only provide reasonable and not absolute assurance against material mistreatment or loss. The Board has implemented in full the FRC “Guidance on Risk Management Internal Control and related Financial and Business Reporting” for the year and to the date of this Annual Report. The resulting procedures, which are subject to regular monitoring and review, provide an ongoing process for identifying, evaluating and managing the Company’s principal risks. a The meeting is also broadcast live and on demand on our website at vodafone.com/agm. a Voting on all resolutions is on a poll. The proxy votes cast, including details of the votes withheld, are disclosed to those in attendance at the meeting and the results are published on our website and announced via the Regulatory News Service. a A copy of our notice of meeting can be found at vodafone.com/agm. 55 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information

Our US listing requirements As Vodafone’s American depositary shares are listed on NASDAQ Stock Market LLC (‘NASDAQ’), we are required to disclose a summary of any material differences between the corporate governance practices we follow and those of US companies listed on NASDAQ. Vodafone’s corporate governance practices are primarily based on UK requirements but substantially conform to those required of US companies listed on NASDAQ. The material differences are set out in the following table: 56 Vodafone Group Plc Annual Report on Form 20-F 2016 Board member independence Different tests of independence for Board members are applied under the Code and the NASDAQ listing rules. The Board is not required to take into consideration NASDAQ’s detailed definitions of independence as set out in the NASDAQ listing rules. The Board has carried out an assessment based on the independence requirements of the Code and has determined that, in its judgement, each of Vodafone’s Non-Executive Directors is independent within the meaning of those requirements. Committees The NASDAQ listing rules require US companies to have a nominations committee, an audit committee and a compensation committee, each composed entirely of independent directors, with the nominations committee and the audit committee each required to have a written charter which addresses the committee’s purpose and responsibilities, and the compensation committee having sole authority and adequate funding to engage compensation consultants, independent legal counsel and other compensation advisers. a Our Nominations and Governance Committee is chaired by the Chairman of the Board and its other members are independent Non-Executive Directors. a Our Remuneration Committee is composed entirely of independent Non-Executive Directors. a Our Audit and Risk Committee is composed entirely of Non-Executive Directors, each of whom (i) the Board has determined to be independent based on the independence requirements of the Code and (ii) meets the independence requirements of the Securities Exchange Act 1934. a We have terms of reference for our Nominations and Governance Committee, Audit and Risk Committee and Remuneration Committee, each of which complies with the requirements of the Code and is available for inspection on our website at vodafone.com/governance. a These terms of reference are generally responsive to the relevant NASDAQ listing rules, but may not address all aspects of these rules. Code of Ethics and Code of Conduct Under the NASDAQ listing rules, US companies must adopt a Code of Conduct applicable to all directors, officers and employees that complies with the definition of a “code of ethics” set out in section 406 of the Sarbanes-Oxley Act. a We have adopted a Code of Ethics that complies with section 406 of the Sarbanes-Oxley Act which is applicable only to the senior financial and principal executive officers, and which is available on our website at vodafone.com/governance. a We have also adopted a separate Code of Conduct which applies to all employees. Quorum The quorum required for shareholder meetings, in accordance with our articles of association, is two shareholders, regardless of the level of their aggregate share ownership, while US companies listed on NASDAQ are required by the NASDAQ listing rules to have a minimum quorum of 33.33% of the shareholders of ordinary shares for shareholder meetings. Related party transactions In lieu of obtaining an independent review of related party transactions for conflicts of interests in accordance with the NASDAQ listing rules, we seek shareholder approval for related party transactions that (i) meet certain financial thresholds or (ii) have unusual features in accordance with the Listing Rules issued by the FCA in the United Kingdom (the ‘Listing Rules’), the Companies Act 2006 and our articles of association. Further, we use the definition of a transaction with a related party as set out in the Listing Rules, which differs in certain respects from the definition of related party transaction in the NASDAQ listing rules. Shareholder approval When determining whether shareholder approval is required for a proposed transaction, we comply with both the NASDAQ listing rules and the Listing Rules. Under the NASDAQ listing rules, whether shareholder approval is required for a transaction depends on, among other things, the percentage of shares to be issued or sold in connection with the transaction. Under the Listing Rules, whether shareholder approval is required for a transaction depends on, among other things, whether the size of a transaction exceeds a certain percentage of the size of the listed company undertaking the transaction.

Directors’ remuneration Committee Letter from the Remuneration Committee Chairman Dear shareholder On behalf of the Board, I present our 2016 Directors’ Remuneration Report – my first as Chairman of the Remuneration Committee. This report sets out both our policy, as approved by shareholders at the 2014 annual general meeting, and how this policy was implemented during 2016. Last year’s report received a vote in favour from shareholders of over 97% – indicating support for the Committee’s focus on implementing the key principles of our executive remuneration approach. The Committee remains committed to ensuring that all of our decisions are guided by the principles of: a offering competitive and fair rates of pay and benefits; a ensuring our remuneration policy, and the manner in which it is implemented, drives the behaviours that support our strategy and business objectives; a maintaining a “pay for performance” approach to remuneration which ensures our incentive plans only deliver significant rewards if and when they are justified by business performance; and a aligning the interests of our senior management team with those of shareholders by developing an approach to share ownership that helps to maintain commitment over the long term. Project Spring during 2016 The year under review saw operational progress made under Project Spring. In AMAP this was reflected through continued customer and data growth whilst in Europe our progress was evident in the fact that c.70% of our markets returned to service revenue growth. Our improved financial performance was complemented by significant steps being made in the “Customer eXperience eXcellence” phase of Project Spring. This saw us increase the number of markets where we are Consumer NPS leader by 2, to 13 out of 21. In addition to the above, the combined impact of these results has led to a number of notable achievements this year, including: a doubling the number of our 4G customers to 47m; a increasing our fixed broadband base to 13.4m (an increase of 1.3m); a returning to full year growth in both adjusted EBITDA and service revenue; a strong enterprise performance; and a meeting targets in Europe for dropped call rates of less than 0.5% and for data sessions above three megabits per second of above 90%. 57 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Remuneration During the year the Committee has continued to ensure its work supports our long-term strategic goals and that remuneration levels fairly reflect ongoing performance in the context of wider market conditions and shareholder views. Chairman Valerie Gooding Independent Non-Executive Director Responsibilities: a determining, on behalf of the Board, the policy on the remuneration of the Chairman of the Board, the Executive Directors and the senior management team; a determining the total remuneration packages for these individuals including any compensation on termination of office; a operating within recognised principles of good governance; and a preparing an Annual Report on Directors’ remuneration. Contents of the Remuneration Report Remuneration policy Page 59 The remuneration policy table Page 60 Chairman and Non-Executive Directors’ remuneration Page 64 Annual Report on remuneration Page 65 Remuneration Committee Page 65 2016 remuneration Page 66 2017 remuneration Page 72 Further remuneration information Page 73 Key objective: To assess and make recommendations to the Board on the policies for executive remuneration and reward packages for the individual Executive Directors.

Directors’ remuneration (continued) Remuneration outcomes during 2016 Annual bonus performance during the year was assessed against both financial and strategic measures. The former constituted 60% of maximum opportunity and was comprised of service revenue, adjusted EBITDA and adjusted cash flow (all equally weighted). Our strategic measure was comprised of Customer Appreciation KPIs, reflecting our focus on customer experience excellence and included Net Promoter Score and Brand Consideration, as well as consideration of other factors such as customer churn. During the year, performance under all of the financial measures exceeded target performance, with cash flow in particular recording strong results. These results reflected both a stabilisation of performance in our European markets, with outcomes for this region ranging from slightly below to slightly above financial targets, and continued strong performance in our AMAP markets where financial performance across all three measures was significantly above targets. Performance under the Customer Appreciation KPIs element of the bonus was slightly above on target performance highlighting that whilst there has been a positive start to our customer experience excellence focus, there still remain further gains to be made. We will be looking closely at underlying local market performance to ensure that all of our customers, regardless of where they are in the world, feel the benefit of our significant investment in this area. Further details about how this measure was assessed is provided on page 66. As part of our commitment to full and open disclosure we have, for several years, published details of the performance required to achieve a target payout under the GSTIP for the year under review. This year we have sought to further reflect best practice by disclosing full target ranges of which further details can also be found on page 66. Performance against these targets during the year resulted in an overall payout of 58.4% of maximum. In terms of long-term incentives, the 2014 GLTI award was measured over the three financial years ending 31 March 2016 and was assessed against both Free Cash Flow and TSR performance. Over the course of the performance period, the Free Cash Flow measure exceeded threshold performance, which was complemented by a slight outperformance of the median of the TSR comparator group. This resulted in a combined payout of 23.2% of maximum. Application of policy for the year ahead Following the Committee’s annual review of the current policy it was agreed that no changes would be made in respect of the year ahead. Similarly, it was determined that the current balance of performance measures, following last year’s introduction of the Customer Appreciation KPIs measure under the GSTIP, remains appropriate. As part of this annual review, the Committee also contacted our top 20 shareholders to consult on the proposed application of the policy for the year ahead. This included the decision to increase the base salary of the Chief Financial Officer by 2.0% in light of business performance, salary increases for other UK employees and external market information. The Chief Executive Officer requested not to be considered for a salary increase during the year, and the Committee respected this request. The Committee appreciates the importance of consulting with shareholders on matters of executive remuneration and was therefore pleased with the high level of engagement and support shown by investors. During the year the Committee also completed a risk assessment of the current incentive plans. Although such an assessment is conducted annually, the Committee saw the review as particularly important this year given the current external environment. Following the assessment, the Committee remains satisfied that the current incentive plans do not promote undue risk. This will therefore constitute the third financial year in which the current policy has been in place – a reflection of its success in providing an effective framework which has demonstrated the flexibility to meet our changing strategic priorities over the last three years. In line with the reporting requirements our Policy Report will be put forward to a binding shareholder vote at the 2017 annual general meeting. The Committee is therefore in the process of conducting a full review of our existing arrangements to ensure that the Policy Report put forward for shareholder approval is appropriately positioned to support our executive remuneration programme over the next three years. Conclusion The success of Project Spring was always going to require more than financial investment. Indeed, our latest results show how our significant investment in infrastructure has been matched by a contribution from all our colleagues to improving our customers’ experience. Continuous improvement for customers will be crucial in maximising the benefits from Project Spring for years to come. Finally, I would like to take this opportunity to welcome Dr Mathias Döpfner to the Remuneration Committee and thank my predecessor, Luc Vandevelde, who stepped down from both the Committee and the Board following the 2015 annual general meeting, for his hard work and support during his tenure. I look forward to ensuring that the Committee continues to maintain and develop an executive remuneration framework that supports the opportunities ahead. /s/ Valerie Gooding Valerie Gooding Chairman of the Remuneration Committee 17 May 2016 58 Vodafone Group Plc Annual Report on Form 20-F 2016

Remuneration policy No changes have been made to our policy since its approval at the 2014 annual general meeting which was held on 29 July 2014. Our approved Policy Report is available on our website at vodafone.com, and has been reproduced below exactly as it was set out in the 2014 Annual Report. As such, a few phrases (e.g. references to the 2014 annual general meeting) are now out of date. 59 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information REMUNERATION POLICY (FIRST PUBLISHED IN THE 2014 ANNUAL REPORT) In this forward-looking section we describe our remuneration policy for the Board. This includes our considerations when determining policy, a description of the elements of the reward package and an indication of the potential future value of this package for each of the executive directors. In addition we describe our policy applied to the Chairman and non-executive directors. We will be seeking shareholder approval for our remuneration policy at the 2014 AGM and we intend to implement at that point. We do not envisage making any changes to our policy over the next three years, however, we will review it each year to ensure that it continues to support our Company strategy. If we feel it is necessary to make a change to our policy within the next three years, we will seek shareholder approval. Considerations when determining remuneration policy Our remuneration principles which are outlined on page 57 are the context for our policy. Our principal consideration when determining remuneration policy is to ensure that it supports our Company strategy and business objectives. The views of our shareholders are also taken into account when determining executive pay. In advance of asking for approval for the remuneration policy we have consulted with our major shareholders. We invited our top 20 shareholders to comment on remuneration at Vodafone and several meetings between shareholders and the Remuneration Committee Chairman took place. The main topics of consultation were as follows: a new share plan rules for which we will seek shareholder approval at the 2014 annual general meeting; a changes to executive remuneration arrangements (reduction of maximum long-term incentive vesting levels and pension provision); and a impact of Project Spring on Free Cash Flow performance under the global long-term incentive plan (‘GLTI’). We have not consulted with employees on the executive remuneration policy nor is any fixed remuneration comparison measurement used. However, when determining the policy for Executive Directors, we have been mindful of the pay and employment conditions of employees in Vodafone Group as a whole, with particular reference to the market in which the executive is based. Further information on our remuneration policy for other employees is given on page 62. Performance measures and targets Our Company strategy and business objectives are the primary consideration when we are selecting performance measures for our incentive plans. The targets within our incentive plans that are related to internal financial measures (such as revenue, profit and cash flow) are typically determined based on our budgets. Targets for strategic and external measures (such as competitive performance and Total Shareholder Return (‘TSR’)) are set based on Company objectives and in light of the competitive marketplace. The threshold and maximum levels of performance are set to reflect minimum acceptable levels at threshold and very stretching but achievable levels at maximum. As in previous remuneration reports we will disclose the details of our performance targets for our short and long-term incentive plans. However, our annual bonus targets are commercially sensitive and therefore we will only disclose our targets in the remuneration report following the completion of the financial year. We will disclose the targets for each long-term award in the remuneration report for the financial year preceding the start of the performance period. At the end of each performance period we review performance against the targets, using judgement to account for items such as (but not limited to) mergers, acquisitions, disposals, foreign exchange rate movements, changes in accounting treatment, material one-off tax settlements etc. The application of judgement is important to ensure that the final assessments of performance are fair and appropriate. In addition, the Remuneration Committee reviews the incentive plan results before any payments are made to executives or any shares vest and has full discretion to adjust the final payment or vesting downwards if they believe circumstances warrant it. In particular, the Committee may use discretion to clawback any unvested share award (or vested but unexercised options) as it sees appropriate, in which case the award may lapse wholly or in part, may vest to a lesser extent than it would otherwise have vested or vesting may be delayed. R y

Directors’ remuneration (continued) Remuneration policy (continued) The remuneration policy table The table below summarises the main components of the reward package for Executive Directors. Purpose and link to strategy Operation a Performance over the financial year is measured against targets set at the start of the financial year. a Long-term incentive base awards consist of performance based on Group operational and external performance. 60 Vodafone Group Plc Annual Report on Form 20-F 2016 Base salary a To attract and retain the best talent. a Salaries are usually reviewed annually and fixed for 12 months commencing 1 July. Decision is influenced by: a level of skill, experience and scope of responsibilities of individual; a business performance, scarcity of talent, economic climate and market conditions; a increases elsewhere within the Group; and a external comparator groups (which are used for reference purposes only) made up of companies of similar size and complexity to Vodafone. Pension a To remain competitive within the marketplace. a Executive Directors may choose to participate in the defined contribution pension scheme or to receive a cash allowance in lieu of pension. Benefits a To aid retention and remain competitive within the marketplace. a Travel related benefits. This may include (but is not limited to) company car or cash allowance, fuel and access to a driver where appropriate. a Private medical, death and disability insurance and annual health checks. a In the event that we ask an individual to relocate we would offer them support in line with Vodafone’s relocation or international assignment policies. This may cover (but is not limited to) relocation, cost of living allowance, housing, home leave, education support, tax equalisation and advice. a Legal fees if appropriate. a Other benefits are also offered in line with the benefits offered to other employees for example, all-employee share plans, mobile phone discounts, maternity/paternity benefits, sick leave, paid holiday, etc. Annual Bonus – Global Short-Term Incentive Plan (‘GSTIP’) a To drive behaviour and communicate the key priorities for the year. a To motivate employees and incentivise delivery of performance over the one year operating cycle. a The financial metrics are designed to both drive our growth strategies whilst also focusing on improving operating efficiencies. Measuring competitive performance with its heavy reliance on net promoter score (‘NPS’) means providing a great customer experience remains at the heart of what we do. a Bonus levels and the appropriateness of measures and weightings are reviewed annually to ensure they continue to support our strategy. stretching financial and non-financial performance a The annual bonus is usually paid in cash in June each year for performance over the previous year. Long-Term Incentive – Global Long-Term Incentive Plan (‘GLTI’) base awards and co-investment awards (further details can be found in the notes that follow this table) a To motivate and incentivise delivery of sustained performance over the long term. a To support and encourage greater shareholder alignment through a high level of personal financial commitment. a The use of free cash flow as the principal performance measure ensures we apply prudent cash management and rigorous capital discipline to our investment decisions, whilst the use of TSR along with a performance period of not less than three years means that we are focused on the long-term interests of our shareholders. a Award levels and the framework for determining vesting are reviewed annually to ensure they continue to support our strategy. shares which are granted each year. a Individuals must co-invest in Vodafone shares and hold them in trust for at least three years in order to receive the full target award. a All awards vest not less than three years after the award a Dividend equivalents are paid in cash after the vesting date.

Opportunity Performance metrics 61 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information a Average salary increases for existing Executive Committee members (including Executive Directors) will not normally exceed average increases for employees in other appropriate parts of the Group. Increases above this level may be made in specific situations. These situations could include (but are not limited to) internal promotions, changes to role, material changes to the business and exceptional company performance. None. a The pension contribution or cash payment is equal to 30% of annual gross salary. In light of pension levels elsewhere in the Group we have decided to reduce the pension benefits level from 30% to no more than 24% from November 2015. None. a Benefits will be provided in line with appropriate levels indicated by local market practice in the country of employment. a We expect to maintain benefits at the current level but the value of benefit may fluctuate depending on, amongst other things, personal situation, insurance premiums and other external factors. None. a Bonuses can range from 0–200% of base salary, with 100% paid for on-target performance. Maximum is only paid out for exceptional performance. a Performance over each financial year is measured against stretching targets set at the beginning of the year. a The performance measures normally comprise of a mix of financial and strategic measures. Financial measures may include (but are not limited to) profit, revenue and cash flow with a weighting of no less than 50%. Strategic measures may include (but are not limited to) competitive performance metrics such as net promoter score and market share. a The basic target award level is 137.5% of base salary for the Chief Executive (110% for other Executive Directors). a The target award level may increase up to 237.5% of base salary for the Chief Executive (or 210% for others) if the individual commits to a co-investment in shares equal in value to their base salary. a Minimum vesting is 0% of target award level, threshold vesting is 50% and maximum vesting is 250% of the target award level. a Maximum long-term incentive face value at award of 594% of base salary for the Chief Executive (237.5% x 250%) and 525% for others. a The awards that vest accrue cash dividend equivalents over the three year vesting period. a Awards vest to the extent performance conditions are satisfied. There is a mandatory holding period where 50% of the post-tax shares are released after vesting, a further 25% after the first anniversary of vesting, and the remaining 25% will be released after the second anniversary. a Performance is measured against stretching targets set at the beginning of the performance period. a Vesting is determined based on a matrix of two measures: a adjusted free cash flow as our operational performance measure; and a relative TSR against a peer group of companies as our external performance measure.

Directors’ remuneration (continued) 62 Vodafone Group Plc Annual Report on Form 20-F 2016 Remuneration policy (continued) Notes to the remuneration policy table Existing arrangements We will honour existing awards to Executive Directors, and incentives, benefits and contractual arrangements made to individuals prior to their promotion to the Board. This will last until the existing incentives vest (or lapse) or the benefits or contractual arrangements no longer apply. Long-Term Incentive (‘GLTI’) When referring to our long-term incentive awards we use the financial year end in which the award was made. For example, the ‘2013 award’ was made in the financial year ending 31 March 2013. The awards are usually made in the first half of the financial year (the 2013 award was made in July 2012). The extent to which awards vest depends on two performance conditions: a underlying operational performance as measured by adjusted free cash flow; and a relative Total Shareholder Return (‘TSR’) against a peer group median. Adjusted free cash flow The free cash flow performance is based on the cumulative adjusted free cash flow figure over the performance period. The detailed targets and the definition of adjusted free cash flow are determined each year as appropriate. The target adjusted free cash flow level is set by reference to our long-range plan and market expectations. We consider the targets to be critical to the Company’s long-term success and its ability to maximise shareholder value, and to be in line with the strategic goals of the Company. The Remuneration Committee sets these targets to be sufficiently demanding with significant stretch where only outstanding performance will be rewarded with a maximum payout. The cumulative adjusted free cash flow vesting levels as a percentage of target are shown in the table below (with linear interpolation between points): Performance Vesting percentage Below threshold 0% Threshold 50% Target 100% Maximum 125% TSR outperformance of a peer group median We have a limited number of appropriate peers and this makes the measurement of a relative ranking system volatile. As such, the outperformance of the median of a peer group is felt to be the most appropriate TSR measure. The peer group for the performance condition is reviewed each year and amended as appropriate. The relative TSR position determines the performance multiplier. This will be applied to the adjusted free cash flow vesting percentage. There will be no multiplier until TSR performance exceeds median. Above median, the following table will apply (with linear interpolation between points): Multiplier Median No increase Percentage outperformance of the peer group median equivalent to 65th percentile 1.5 times Percentage outperformance of the peer group median equivalent to 80th percentile 2.0 times In order to determine the percentages for the equivalent outperformance levels above median, the Remuneration Committee seeks independent external advice. Combined vesting matrix The combination of the two performance measures gives a combined vesting matrix as follows (with linear interpolation between points): TSR outperformance Up to 65th percentile 80th percentile Adjusted free cash flow measure Median equivalent equivalent Below threshold 0% 0% 0% Threshold 50% 75% 100% Target 100% 150% 200% Maximum 125% 187.5% 250% The combined vesting percentages are applied to the target number of shares granted. Outstanding awards For the awards made in the 2013 and 2014 financial years (vesting in July 2015 and June 2016 respectively) the award structure is as set out above, except that the maximum vesting percentage for cumulative adjusted free cash flow was 150% leading to an overall maximum of 300% of target award. Remuneration policy for other employees While our remuneration policy follows the same fundamental principles across the Group, packages offered to employees reflect differences in market practice in the different countries, role and seniority. For example, the remuneration package elements for our Executive Directors are essentially the same as for the other Executive Committee members, with some small differences, for example higher levels of share awards. The remuneration for the next level of management, our senior leadership team, again follows the same principles but with differences such as local and individual performance aspects in the annual bonus targets and performance share awards. They also receive lower levels of share awards which are partly delivered in restricted shares.

63 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Estimates of total future potential remuneration from 2015 pay packages The tables below provide estimates of the potential future remuneration for each of the Executive Directors based on the remuneration opportunity granted in the 2015 financial year and therefore do not reflect the latest remuneration information. Potential outcomes based on different performance scenarios are provided for each Executive Director. The assumptions underlying each scenario are described below. Fixed Consists of base salary, benefits and pension. Base salary is at 1 July 2014. Benefits are valued using the figures in the total remuneration for the 2014 financial year table on page 78 (of the 2014 report) and on a similar basis for Nick Read (promoted to the Board on 1 April 2014). Pensions are valued by applying cash allowance rate of 30% of base salary at 1 July 2014. Base Benefits Pension Total fixed (£’000)(£’000)(£’000)(£’000) Chief Executive1, 150383451, 533 Chief Financial Officer 67523203901 Chief Technology Officer 60021180801 On target Based on what a Director would receive if performance was in line with plan. The target award opportunity for the annual bonus (‘GSTIP’) is 100% of base salary. The target award opportunity for the long-term incentive (‘GLTI’) is 237.5% of base salary for the Chief Executive and 210% for others. We assumed that TSR performance was at median. Maximum Two times the target award opportunity is payable under the annual bonus (‘GSTIP’). The maximum levels of performance for the long-term incentive (‘GLTI’) are 250% of target award opportunity. We assumed that TSR performance was at or above the 80th percentile equivalent. All scenarios Each executive is assumed to co-invest the maximum allowed under the long-term incentive (‘GLTI’), 100% of salary, and the long-term incentive (‘GLTI’) award reflects this. Long-term incentives consist of share awards only which are measured at face value i.e. no assumption for increase in share price or cash dividend equivalents payable. Vittorio Colao, Chief Executive£’000 Nick Read, Chief Financial Officer (appointed 1 April 2014) £’000 0 Fixed On target Maximum 0 Fixed On target Maximum ¢ Salary and benefits ¢ Annual bonus ¢ Long-term incentive¢ Salary and benefits ¢ Annual bonus ¢ Long-term incentive Stephen Pusey, Chief Technology Officer £’000 23% 0 Fixed On target Maximum ¢ Salary and benefits ¢ Annual bonus ¢ Long-term incentive Recruitment remuneration Our approach to recruitment remuneration is to pay no more than is necessary and appropriate to attract the right talent to the role. The remuneration policy table (pages 60 and 61) sets out the various components which would be considered for inclusion in the remuneration package for the appointment of an Executive Director. Any new Director’s remuneration package would include the same elements, and be subject to the same constraints, as those of the existing Directors performing similar roles. This means a potential maximum bonus opportunity of 200% of base salary and long-term incentive maximum face value of opportunity at award of 594% of base salary. When considering the remuneration arrangements of individuals recruited from external roles to the Board, we will take into account the remuneration package of that individual in their prior role. We only provide additional compensation to individuals for awards foregone. If necessary we will seek to replicate, as far as practicable, the level and timing of such remuneration, taking into account also any remaining performance requirements applying to it. This will be achieved by granting awards of cash or shares that vest over a timeframe similar to those forfeited and if appropriate based on performance conditions. A commensurate reduction in quantum will be applied where it is determined that the new awards are either not subject to performance conditions or subject to performance conditions that are not as stretching as those of the awards forfeited. 12,000 10,000 8,000 6,000 61% £5,151 4,000 47% £2,661 2,000 £801 23% 30% 16% 12,000 10,000 8,000 £5,795 6,000 61% 4,000 47% £2,994 23% 2,000 £901 23% 30% 16% 12,000 64% £10,661 10,000 8,000 £5,414 6,000 51% 4,000 £1,533 21% 22% 2,000 28% 14%

Directors’ remuneration (continued) loss of office in (if the executive continues to work during the notice period or is on gardening leave) or they will be made under plan rules to determine that awards should not vest in the case of a ‘bad leaver’ which may include, at their absolute 64 Vodafone Group Plc Annual Report on Form 20-F 2016 Remuneration policy (continued) Service contracts of Executive Directors After an initial term of up to two years Executive Directors’ contracts have rolling terms and are terminable on no more than 12 months’ notice. The key elements of the service contract for executives relate to remuneration, payments on loss of office (see below), and restrictions during active employment (and for 12 months thereafter). These restrictions include non-competition, non-solicitation of customers and employees etc. Additionally, all of the Company’s share plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become exercisable on a change of control to the extent that any performance condition has been satisfied and pro-rated to reflect the acceleration of vesting. Payments for departing executives In the table below we summarise the key elements of our policy on payment for loss of office. We will of course, always comply both with the relevant plan rules and local employment legislation. Provision Policy Notice period and a 12 months’ notice from the Company to the Executive Director. compensation fora Up to 12 months’ base salary (in line with the notice period). Notice period payments will either be made as normal service contracts as monthly payments in lieu of notice (subject to mitigation if alternative employment is obtained). Treatment of annual bonus a The annual bonus will be pro-rated for the period of service during the financial year and will reflect the extent (‘GSTIP’) on termination to which Company performance has been achieved. under plan rules a The Remuneration Committee has discretion to reduce the entitlement to an annual bonus to reflect the individual’s performance and the circumstances of the termination. Treatment of unvested a An Executive Director’s award will vest in accordance with the terms of the plan and satisfaction of performance long-term incentive awards conditions measured at the normal completion of the performance period, with the award pro-rated for the (‘GLTI’) and co-investment proportion of the vesting period that had elapsed at the date of cessation of employment. awards on termination a The Remuneration Committee has discretion to vary the level of vesting as deemed appropriate, and in particular discretion, departure in case of poor performance, departure without the agreement of the Board, or detrimental competitive activity. Pension and benefits a Generally pension and benefit provisions will continue to apply until the termination date. a Where appropriate other benefits may be receivable, such as (but not limited to) payments in lieu of accrued holiday and legal fees or tax advice costs in relation to the termination. a Benefits of relative small value may continue after termination where appropriate, such as (but not limited to) mobile phone provision. In exceptional circumstances, an arrangement may be established specifically to facilitate the exit of a particular individual albeit that any such arrangement would be made within the context of minimising the cost to the Group. We will only take such a course of action in exceptional circumstances and where it is considered to be in the best interests of shareholders. Chairman and Non-Executive Directors’ remuneration Our policy is for the Chairman to review the remuneration of Non-Executive Directors annually following consultation with the Remuneration Committee Chairman. Fees for the Chairman are set by the Remuneration Committee. Element Policy Fees a We aim to pay competitively for the role including consideration of the time commitment required. We benchmark the fees against an appropriate external comparator group. We pay fees to our Chairman and Senior Independent Director that include fees for chairmanship of any committees. We pay a fee to each of our other Non-Executive Directors and they receive an additional fee if they chair a committee. Non-executive fee levels are set within the maximum level as approved by shareholders as part of our articles of association. Allowancesa An allowance is payable each time a non-Europe-based Non-Executive Director is required to travel to attend Board and committee meetings to reflect the additional time commitment involved. Incentives a Non-Executive Directors do not participate in any incentive plans. Benefits a Non-Executive Directors do not participate in any benefit plans. The Company does not provide any contribution to their pension arrangements. The Chairman is entitled to the use of a car and a driver whenever and wherever he is providing his services to or representing the Company. We have been advised that for Non-Executive Directors, certain travel and accommodation expenses in relation to attending Board meetings should be treated as a taxable benefit therefore we also cover the tax liability for these expenses. Non-Executive Director service contracts Non-Executive Directors are engaged on letters of appointment that set out their duties and responsibilities. The appointment of Non-Executive Directors may be terminated without compensation. Non-Executive Directors are generally not expected to serve for a period exceeding nine years. For further information refer to the “Nomination and Governance Committee” section of the Annual Report (pages 69 and 70).

Annual Report on remuneration Remuneration Committee In this section we give details of the composition of the Remuneration Committee and activities undertaken during the 2016 financial year. The Committee is comprised to exercise independent judgement and consists only of the following independent Non-Executive Directors: Chairman: Valerie Gooding (from 28 July 2015) Committee members: Renee James and Samuel Jonah The Committee regularly consults with Vittorio Colao, the Chief Executive, and Ronald Schellekens, the Group HR Director, on various matters relating to the appropriateness of awards for Executive Directors and senior executives, though they are not present when their own compensation is discussed. In addition, Adrian Jackson, the Group Reward and Policy Director, provides a perspective on information provided to the Committee, and requests information and analysis from external advisers as required. Rosemary Martin, the Group General Counsel and Company Secretary, advises the Committee on corporate governance guidelines and acts as secretary to the Committee. External advisers The Remuneration Committee seeks and considers advice from independent remuneration advisers where appropriate. The appointed advisers, Willis Towers Watson, were selected through a thorough process led by the Chairman of the Remuneration Committee and were appointed by the Committee in 2007. The Chairman of the Remuneration Committee has direct access to the advisers as and when required, and the Committee determines the protocols by which the advisers interact with management in support of the Committee. The advice and recommendations of the external advisers are used as a guide, but do not serve as a substitute for thorough consideration of the issues by each Committee member. Advisers attend Committee meetings occasionally, as and when required by the Committee. Willis Towers Watson is a member of the Remuneration Consultants’ Group and, as such, voluntarily operates under the Remuneration Consultants’ Group Code of Conduct in relation to executive remuneration consulting in the UK. This is based upon principles of transparency, integrity, objectivity, competence, due care and confidentiality by executive remuneration consultants. Willis Towers Watson has confirmed that it adheres to that Code of Conduct throughout the year for all remuneration services provided to Vodafone and therefore the Committee is satisfied that it is independent and objective. The Remuneration Consultants’ Group Code of Conduct is available at remunerationconsultantsgroup.com. Fees for services provided to the Committee £’0001 Adviser Appointed by Services provided to the Committee Other services provided to the Company Willis Towers Watson Remuneration Committee in 2007 Advice on market practice; governance; provision of market data on executive reward; reward consultancy; and performance analysis. £102 Reward and benefits consultancy; provision of benchmark data; pension administration; and insurance consultancy services. Note: 1 Fees are determined on a time spent basis. 2015 annual general meeting – Remuneration Report voting results At the 2015 annual general meeting there was an advisory vote on our Remuneration Report. Details of the voting outcomes are provided in the table below. Votes for % Votes against % Total votes Withheld Remuneration Report 17,072,436,151 97.19 493,289,470 2.81 17,565,725,621 553,520,692 2014 annual general meeting – Remuneration Policy voting results At the 2014 annual general meeting there was a binding vote on our Remuneration Policy. Details of the voting outcomes are provided in the table below. Votes for % Votes against % Total votes Withheld Remuneration Policy 16,620,036,145 95.97 698,459,069 4.03 17,318,495,214 227,447,313 Meetings The Remuneration Committee had seven formal meetings during the year. In addition, informal conference calls can also take place. The principal agenda items at the formal meetings were as follows: Meeting Agenda items May 2015 a 2015 annual bonus achievement and 2016 targets and ranges a 2012 long-term incentive award vesting and 2016 targets and ranges a 2015 Directors’ Remuneration Report June 2015 a Re-organisation of Europe region July 2015 a 2016 long-term incentive awards a Large local market CEO remuneration a 2015 grant of co-investment awards September 2015 a 2016 reward strategy a Annual review of remuneration policy a Corporate governance matters November 2015 a 2016 annual bonus framework January 2016 March 2016 a 2016 reward packages for the Executive Committee a Non-Executive Director fee levels a Chairman’s fees a 2016 Directors’ Remuneration Report a Committee’s Terms of Reference a Risk assessment 65 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information

Directors’ remuneration (continued) Annual Report on remuneration (continued) 2016 remuneration In this section we summarise the pay packages awarded to our Executive Directors for performance in the 2016 financial year versus 2015. Specifically we have provided a table that shows all remuneration that was earned by each individual during the year and computed a single total remuneration figure for the year. The value of the annual bonus (‘GSTIP’) reflects what was earned in respect of the year but will be paid out in cash in the following year. Similarly the value of the long-term incentive (‘GLTI’) reflects the share awards which will vest in June 2016 as a result of the performance through the three year period ended at the completion of our financial year on 31 March 2016. The Remuneration Committee reviews all incentive awards prior to payment and uses judgement to ensure that the final assessments of performance are fair and appropriate. If circumstances warrant it, the Committee may adjust the final payment or vesting downwards. On this occasion, based on the fact that final annual bonus payout and final vesting level long-term incentives awards GLTI were deemed to be an accurate reflection of performance and were considered fair and appropriate, the Committee did not use its discretion to adjust final outcomes. 2016 annual bonus (‘GSTIP’) payout In the table below we disclose our achievement against each of the performance measures and targets in our annual bonus (‘GSTIP’) and the resulting total annual bonus payout level for the year ended 31 March 2016 of 116.7%. This is applied to the target bonus level of 100% of base salary for each executive. Commentary on our performance against each measure is provided below the table. Payout at target performance 100% Payout at maximum performance 200% Threshold performance level £bn Target performance level £bn Maximum performance level £bn Actual performance level1 £bn Actual payout % Performance measure Service revenue 20% 40% 20.7% 37.2 39.2 41.1 39.2 Adjusted EBITDA 20% 40% 23.7% 11.4 12.2 13.1 12.4 Adjusted free cash flow 20% 40% 30.7% 0.1 0.7 1.3 1.0 Customer Appreciation KPIs 40% 80% 41.6% See below for further details Total annual bonus payout level 100% 200% 116.7% Note: 1 These figures are adjusted to include the removal of the impact of M&A, foreign exchange movements and any changes in accounting treatment. During the year under review, service revenue performance was slightly above budget, with both Europe and AMAP regions recording above target performances. Adjusted EBITDA results also demonstrated above target performance, with both Europe and AMAP again recording equally strong performances. With regards to Adjusted Free Cash Flow, overall performance reflected particularly strong AMAP performance, with our Europe region recording below target results. An assessment of performance under the Customer Appreciation KPIs measure was conducted on a market by market basis, with these scores then being subject to a revenue-weighted average to give an overall performance achievement. Performance was primarily judged against an assessment of net promoter score and brand consideration for both consumer and enterprise operations, where applicable, within each market. Additional consideration was then given to other relevant factors including customer churn rates and revenue market share. Group performance for the year was slightly above target reflecting our position as Consumer NPS leader in 13 out of 21 markets – an increase from our previous position as leader in 11 markets. 66 Vodafone Group Plc Annual Report on Form 20-F 2016 Total remuneration for the 2016 financial year Vittorio Colao Stephen Pusey1 Nick Read 2016 £’000 2015 £’000 2016 £’000 2015 £’000 2016 £’000 2015 £’000 Salary/fees 1,150 1,140 200594 694675 Taxable benefits2 32 40 721 2628 Annual bonus: GSTIP (see below for further detail) 1,342 1,287 233671 817755 Total long-term incentive: 2,429 – 754– 1,412– GLTI vesting during the year3 2,102 – 653– 861– Cash in lieu of GLTI dividends4 327 – 101– 134– GLTR vesting during the year5 – – –– 380– GLTR dividend equivalent shares6 – – –– 37– Cash in lieu of pension 316 342 60178 191203 Other7 1 1 –– 11 Total 5,270 2,810 1,2541,464 3,1411,662 Notes: 1 Stephen Pusey stepped down from the Board following the AGM held on 28 July 2015 and retired on 31 July 2015. 2 Taxable benefits include amounts in respect of: – Private healthcare (2016: £1,946; 2015: £1,854); – Cash car allowance £19,200 p.a.; and – Travel (2016: Vittorio Colao £10,764, Nick Read £4,546; 2015: Vittorio Colao £18,022; Nick Read £7,164). 3 The value shown in the 2016 column is the award which vests on 26 June 2016 and is valued using an average of closing share price over the last quarter of the 2016 financial year of 216.59 pence. 4 Participants also receive a cash award, equivalent in value to the dividends that would have been paid during the vesting period on any shares that vest. The cash in lieu of dividend value shown in 2016 relates to the award which vests on 26 June 2016. 5 On 26 June 2013, prior to his appointment to the Board, Nick Read was granted a GLTR share award which was subject to a continued employment condition. This award subsequently vested on June 2015 following the fulfilment of the continued employment condition. The value shown in the 2016 column in respect of Nick Read is based on the execution share price on 26 June 2015 of 238.09 pence. 6 Nick Read received an award of 15,620 dividend equivalent shares in respect of the GLTR share award which vested on 26 June 2015. 7 Reflects the value of the SAYE benefit which is calculated as £250 x 12 months x 20% to reflect the discount applied based on savings made during the year.

Base salary £’000 Target bonus % of base salary 2016 payout % of target Actual payment £’000 2016 annual bonus (‘GSTIP’) amounts Vittorio Colao 1,150 100% 116.7% 1,342 Stephen Pusey1 600 100% 116.7% 233 Nick Read 700 100% 116.7% 817 Note: 1 The actual payment figure for Stephen Pusey reflects the pro-rated amount paid in respect of time served. Long-term incentive (‘GLTI’) award vesting in June 2016 The 2014 long-term incentive (‘GLTI’) awards which were made in June 2013 will partially vest in June 2016. The performance conditions for the three year period ending in the 2016 financial year are as follows: TSR outperformance TSR peer group AT&T Orange 0.0% (Up to median) 4.5% (65th percentile equivalent) 9.0% (80th percentile equivalent) Adjusted free cash flow measure £bn BT Group Telecom Italia Below threshold <12.4 0% 0% 0% Deutsche Telekom Telefónica Threshold 12.4 50% 75% 100% Emerging markets composite Target 14.4 100% 150% 200% Maximum 16.4 150% 225% 300% The adjusted free cash flow for the three year period ended on 31 March 2016, having removed the impact of the investment made under Project Spring as set out in our 2014 Annual Remuneration Report, was £13.1 billion. This compares with a threshold of £12.4 billion and a target of £14.4 billion. The chart to the right shows that our TSR performance against our peer group for the same period resulted in an outperformance of the median by 0.4% a year. Using the combined payout matrix above, this performance resulted in a payout of 69.6% of target. The combined vesting percentages are applied to the target number of shares granted as shown below. 170 154 137 145 Adjusted free cash flow performance payout % of target Maximum number of shares Target number of shares Value of shares vesting (’000) Overall vesting % of target Number of shares vesting 2014 GLTI performance share awards vesting in June 2016 TSR multiplier Vittorio Colao 4,185,370 1,395,123 66.6% 1.05 times 69.6% 970,586 £2,102 Stephen Pusey1 1,904,846 634,948 66.6% 1.05 times 69.6% 301,272 £653 Nick Read 1,713,392 571,130 66.6% 1.05 times 69.6% 397,335 £861 Note: 1 The number and value of shares vesting for Stephen Pusey reflect the pro-rated amount paid in respect of time served. These share awards will vest on 26 June 2016. Specified procedures are performed by PricewaterhouseCoopers LLP over the adjusted free cash flow to assist with the Committee’s assessment of performance. The performance assessment in respect of the TSR outperformance of the peer group median is undertaken by Willis Towers Watson. Details of how the plan works can be found on pages 60 to 62. Long-term incentive (‘GLTI’) awarded during the year The performance conditions for the 2016 long-term incentive awards made in June 2015 and September 2015 are a combination of adjusted free cash flow and TSR performance as follows: TSR outperformance TSR peer group Bharti Orange 0.0% (Up to median) 4.5% (65th percentile equivalent) 9.0% (80th percentile equivalent) Adjusted free cash flow measure £bn BT Group Telecom Italia Below threshold <7.3 0% 0% 0% Deutsche Telekom Telefónica Threshold 7.3 50% 75% 100% MTN Target 9.0 100% 150% 200% Maximum 10.7 125% 187.5% 250% The combined vesting percentages are applied to the target number of conditional shares granted. 67 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information 2013 GLTI award: TSR performance (growth in the value of a hypothetical US$100 holding over the performance period, six-month averaging) 180175171 160149150150 150138139 140130137135 130117129 120107121 110 100100103 9003/1309/1303/1409/1403/1509/1503/16 Vodafone Group Median of peer groupOutperformance of median of 9% p.a.

Directors’ remuneration (continued) Annual Report on remuneration (continued) In order to participate fully in this award, executives had to co-invest personal shares worth 100% of salary. The resulting awards to Executive Directors were as follows: Number of shares awarded Face value of shares awarded 1 Proportion of maximum award vesting at minimum performance Target vesting level (40% of max) Maximum vesting level Target vesting level Maximum vesting level Performance period end 2016 GLTI performance share awards made in June 2015 and September 2015 Vittorio Colao 1,215,662 3,039,156 £2,731,579 £6,828,949 1/5th 31 Mar 2018 Nick Read 635,986 1,589,967 £1,417,652 £3,544,135 1/5th 31 Mar 2018 Note: 1 Face value calculated based on target awards of 137.5 % of salary for Vittorio Colao and 110% of salary for Nick Read made in June 2015 using a share price for the awards of 239.4 pence and, following co-investment at the end of the close period, target awards of 100% of salary in September 2015 for both Executive Directors, using a share price for the awards of 207.2 pence (i.e. closing share price for the day prior to each grant). Dividend equivalents on the shares that vest are paid in cash after the vesting date. All-employee share plans The Executive Directors are also eligible to participate in the UK all-employee plans. Summary of plans Sharesave The Vodafone Group 2008 Sharesave Plan is an HM Revenue & Customs (‘HMRC’) approved scheme open to all staff permanently employed by a Vodafone Company in the UK as of the eligibility date. Options under the plan are granted at up to a 20% discount to market value. Executive Directors’ participation is included in the option table on page 69. Share Incentive Plan The Vodafone Share Incentive Plan (‘SIP’) is an HMRC approved plan open to all staff permanently employed by a Vodafone Company in the UK. Participants may contribute up to a maximum of £125 per month (or 5% of salary if less) which the trustee of the plan uses to buy shares on their behalf. An equivalent number of shares are purchased with contributions from the employing company. UK-based Executive Directors are eligible to participate. Pensions (audited) The Executive Directors received a cash allowance of 30% of base salary in lieu of pension contributions until 31 October 2015. From 1 November 2015, cash allowance in lieu of pension contributions for Vittorio Colao and Nick Read were reduced to 24% of base salary. No Executive Directors accrued benefits under any defined contribution pension plans during the year or have participated in a defined benefits scheme while an Executive Director. The Executive Directors are provided benefits in the event of death in service. They also have an entitlement under a long-term disability plan from which two-thirds of base salary, up to a maximum benefit determined by the insurer, would be provided until normal retirement date (aged 60). In respect of the Executive Committee members, the Group has made aggregate contributions of £130,806 (2015: £43,000) into defined contribution pension schemes. Alignment to shareholder interests All of our Executive Directors have shareholdings in excess of their goals. Current levels of ownership by the Executive Directors, and the date by which the goal should be or should have been achieved, are shown below. The values are calculated using an average share price over the six months to 31 March 2016 of 216.09 pence. Goal as a % of salary Current % of salary held % of goal achieved Number of shares Value of shareholding Date for goal to be achieved At 31 March 2016 Vittorio Colao 400% 2,049% 512% 10,906,223 £23.6m July 2012 Stephen Pusey (position at retirement) 300% 569% 190% 1,579,543 £3.4m June 2014 Nick Read 300% 644% 215% 2,086,257 £4.5m April 2019 Collectively the Executive Committee including the Executive Directors own more than 24 million Vodafone shares, with a value of over £52.3 million. None of the Executive Committee members’ shareholdings amounts to more than 1% of the issued shares in that class of share, excluding treasury shares. Directors’ interests in the shares of the Company A summary of interests in shares and scheme interests of the Directors who served during the year is given below. More details of the performance shares and options follows. Share plans Share options SAYE (unvested without performance conditions) Unvested GLTI shares (with performance conditions) Total number of interests in shares GIP (vested) At 31 March 2016 Executive Directors Vittorio Colao 21,490,367 10,574,537 9,607 – Stephen Pusey (position at retirement) 4,317,502 2,737,959 – – Nick Read 8,120,116 5,096,027 10,389 927,443 Total 33,927,985 18,408,523 19,996 927,443 The total number of interests in shares includes interests of connected persons, unvested share awards and share options. 68 Vodafone Group Plc Annual Report on Form 20-F 2016

Total number of interests in shares At 31 March 2016 Non-Executive Directors Sir Crispin Davis 34,500 Dr Mathias Döpfner 11,500 Dame Clara Furse 25,000 Valerie Gooding1 4,038 Renee James 27,272 Samuel Jonah 30,190 Gerard Kleisterlee 107,078 Nick Land 42,090 David Nish 21,227 Luc Vandevelde (position at retirement on 28 July 2015) 75,474 Philip Yea 33,408 Note: 1 On 17 May 2016, Valerie Gooding acquired an interest in a further 7,962 shares resulting in a total interest in 12,000 shares as at 17 May 2016. At 17 May 2016 and during the period from 1 April 2016 to 17 May 2016, no Director had any interest in the shares of any subsidiary company. Other than those individuals included in the tables above who were Board members at 31 March 2016, members of the Group’s Executive Committee at 31 March 2016 had an aggregate beneficial interest in 11,188,246 ordinary shares of the Company. At 17 May 2016 the Directors had an aggregate beneficial interest in 13,336,745 ordinary shares of the Company and the Executive Committee members had an aggregate beneficial interest in 11,197,712 ordinary shares of the Company, which includes awards made under the Vodafone Share Incentive Plan after 31 March 2016 and share purchases made after the year-end outside of the close period. None of the Directors or the Executive Committee members had an individual beneficial interest amounting to greater than 1% of the Company’s ordinary shares. With the exception of the acquisition of an interest in 7,962 ordinary shares by Valerie Gooding as outlined above, the Directors’ total number of interests in shares did not change during the period from 1 April 2016 to 17 May 2016. Performance shares The maximum number of outstanding shares that have been awarded to Directors under the long-term incentive (‘GLTI’) plan are currently as follows: 2014 award Awarded: June 2013 and September 20131 Performance period ending: March 2016 Vesting date: June 2016 Share price at grant: 180.2 pence and 202.5 pence 2015 award Awarded: June 2014 Performance period ending: March 2017 Vesting date: June 2017 2016 award Awarded: June 2015 and September 20151 Performance period ending: March 2018 Vesting date: June 2018 GLTI performance share awards Share price at grant: 189.9 pence Share price at grant: 239.4 pence and 207.2 pence Vittorio Colao 4,185,370 3,350,011 3,039,156 Stephen Pusey 1,904,846 833,113 – Nick Read 1,713,392 1,792,668 1,589,967 Note: 1 Due to a close period, Executive Directors were not able to make co-investment commitments at the time of the main award in June 2013 and 2015 and therefore part of the award was made in September 2013 and 2015 respectively. For details of the performance conditions please see page 62. Share options The following information summarises the Executive Directors’ options under the Vodafone Group 2008 Sharesave Plan (‘SAYE’), the Vodafone Group Incentive Plan (‘GIP’) and the Vodafone Group Plc 1999 Long-Term Stock Incentive Plan (‘LTSIP’). HMRC approved awards may be made under all of the schemes mentioned. No other Directors have options under any schemes and, other than under the SAYE, no options have been granted since 2007. Options under the Vodafone Group 2008 Sharesave Plan were granted at a discount of 20% to the market value of the shares at the time of the grant. No other options may be granted at a discount. Options granted during the 2016 financial year Options exercised during the 2016 financial year Options lapsed during the 2015 financial year At 1 April 2015 or date of appointment Options held at 31 March 2016 Market price on exercise Option price Date from which exercisable Number of shares Number of shares Number of shares Number of shares Number of shares Gain on exercise Grant date Pence1 Expiry date Pence Notes: 1 The closing trade share price on 31 March 2016 was 221.20 pence. The highest trade share price during the year was 255.35 pence and the lowest price was 200.20 pence. 2 The options granted in July 2005 were subject to a three year cumulative growth in adjusted earnings per share performance condition. The options vested 100% in July 2008. 3 The options granted in July 2007 were subject to a three year cumulative growth in adjusted earnings per share performance condition. The options vested 100% in July 2010. 69 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Vittorio Colao SAYE Jul 20149,607––– 9,607 156.13 Sep 2019 Feb 2020–– Total9,607 9,607 Nick Read LTSIP2Jul 2005257,838–257,838– – 136.00Jul 2008 Jul 2015 206.89 £182,786 GIP3 Jul 2007927,443––– 927,443 167.80Jul 2010 Jul 2017–– SAYE Jul 201210,389––– 10,389 144.37 Sep 2017 Feb 2018–– Total1,195,670 937,832

Directors’ remuneration (continued) Annual Report on remuneration (continued) At 17 May 2016 there had been no change to the Directors’ interests in share options from 31 March 2016. Other than those individuals included in the table above, at 17 May 2016 members of the Group’s Executive Committee held options for 26,501 ordinary shares at prices ranging from 156.1 pence to 189.2 pence per ordinary share, with a weighted average exercise price of 174.3 pence per ordinary share exercisable at dates ranging from 1 September 2017 to 1 September 2020. Hannes Ametsreiter, Paolo Bertoluzzo, Aldo Bisio, António Coimbra, Warren Finegold, Ronald Schellekens, Robert Shuter and Serpil Timuray held no options at 17 May 2016. Loss of office payments Stephen Pusey retired on 31 July 2015 having worked 9 months of his 12 month notice period. Stephen was entitled to receive payments in lieu of notice each month for the remainder of his notice period subject to mitigation. In total, Stephen received the equivalent of 3 months salary (£150,000) and an amount equivalent to the pro-rated annual leave that had not been taken during his employment in the year (£16,846). Since Stephen was employed for part of the 2016 financial year his annual bonus payment (as disclosed on page 67) was pro-rated for time served (i.e. to 31 July 2015). Stephen’s 2014 GLTI award, the final vesting of which is described on page 67, will also be pro-rated for time worked and will vest at the normal vesting date. Stephen’s outstanding 2015 GLTI award will be pro-rated on a time worked basis and will vest, subject to performance, at the normal vesting date, in accordance with our share plan rules. Stephen will receive no further benefits aside from the provision of a SIM card for his personal use at the Company’s expense for a period of three years commencing on 1 August 2015. Payments to past Directors During the 2016 financial year Lord MacLaurin received benefit payments in respect of security costs as per his contractual arrangements. These costs exceeded our de minimis threshold of £5,000 p.a. and, including the tax paid, were £9,411. Fees retained for external non-executive directorships Executive Directors may hold positions in other companies as non-executive directors and retain the fees. With effect from 1 July 2015, Vittorio Colao was appointed to the boards of Unilever N.V. and Unilever PLC as a non-executive director. During the year ended 31 March 2016 Vittorio retained fees of £63,783 in respect of this role. With effect from 1 April 2015, Stephen Pusey was appointed to the board of Centrica plc as a non-executive director. During the period up to his retirement on 31 July 2015, Stephen retained fees of £24,000 in respect of this role. Assessing pay and performance In the table below we summarise the Chief Executive’s single figure remuneration over the past seven years, as well as how our variable pay plans have paid out in relation to the maximum opportunity. This can be compared with the historic TSR performance over the same period. The chart below shows the performance of the Company relative to the STOXX Europe 600 Index over a six year period. The STOXX Europe 600 Index was selected as this is a broad-based index that includes many of our closest competitors. It should be noted that the payout from the long-term incentive plan is based on the TSR performance shown in the chart on page 67 and not this chart. 322 310 170 193 Financial year remuneration for Chief Executive (Vittorio Colao) 20101 2011 2012 2013 2014 2015 2016 Single figure of total remuneration £’000 3,350 7,022 15,767 11,099 8,014 2,810 5,270 Annual variable element (actual award versus maximum opportunity) 64% 62% 47% 33% 44% 56% 58% Long-term incentive (vesting versus maximum opportunity) 25% 31% 100% 57% 37% 0% 23% Note: 1 The single figure reflects share awards which were granted in 2006 and 2007, prior to his appointment to Chief Executive in 2008. 70 Vodafone Group Plc Annual Report on Form 20-F 2016 Seven-year historical TSR performance (growth in the value of a hypothetical €100 holding over seven years) 325 267 275279 215245 225190227 175155168167 125100137 7503/0903/1003/1103/1203/1303/1403/1503/16 Vodafone Group STOXX Europe 600 Index

Change in the Chief Executive’s remuneration In the table below we show the percentage change in the Chief Executive’s remuneration (salary, taxable benefits and annual bonus payment) between the 2015 and 2016 financial years compared to the average for other Vodafone Group employees who are measured on comparable business objectives and who have been employed in the UK since 2015 (per capita). Vodafone has employees based all around the world and some of these individuals work in countries with very high inflation therefore a comparison to Vodafone’s UK-based Group employees is more appropriate than to all employees. Percentage change from 2015 to 2016 Other Vodafone Group employees employed in the UK Item Chief Executive: Vittorio Colao Base salary 0.9% 5.1% Taxable benefits -20.0% 0.4% Annual bonus 4.3% 15.4% Relative spend on pay The chart below shows both the dividends distributed in the year and the total cost of remuneration in the Group. For more details on dividends and expenditure on remuneration for all employees, please see pages 111 and 140 respectively. 2016 remuneration for the Chairman and Non-Executive Directors Salary/fees Benefits1 Total 2016 £’000 2015 £’000 2016 £’000 2015 £’000 2016 £’000 2015 £’000 Notes: 1 We have been advised that for Non-Executive Directors, certain travel and accommodation expenses in relation to attending Board meetings should be treated as a taxable benefit. The table above includes these travel expenses and the corresponding tax contribution. 2 Salary/fees include an additional allowance of £6,000 per meeting for Directors based outside Europe. 71 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Chairman Gerard Kleisterlee 625625 7766 702 691 Senior Independent Director Philip Yea 128115 1– 129 115 Non-Executive Directors Sir Crispin Davis (appointed 28 July 2014) 11578 –26 115 104 Dr Mathias Döpfner (appointed 1 April 2015) 115– 1– 116 – Dame Clara Furse (appointed 1 September 2014) 11567 –– 115 67 Valerie Gooding 132115 65 138 120 Renee James2 133145 1011 143 156 Samuel Jonah2 151151 175 168 156 Nick Land 140140 11 141 141 David Nish (appointed 1 January 2016) 29– 7– 36 – Former Non-Executive Directors Alan Jebson2 (retired 31 July 2014) –56 –32 – 88 Omid Kordestani2 (retired 31 December 2014) –116 –14 – 130 Anne Lauvergeon (retired 31 July 2014) –38 –1 – 39 Luc Vandevelde (retired 28 July 2015) 53160 196 72 166 Anthony Watson (retired 31 July 2014) –38 –4 – 42 Total 1,7361,844 139171 1,875 2,015 Relative importance of spend on pay£m 5,000 4,194 4,411 4,000 2,930 2,998 3,000 2,000 1,000 02015201620152016 Distributed by way of dividendsOverall expenditure on remuneration for all employees

Directors’ remuneration (continued) Annual Report on remuneration (continued) 2017 remuneration Details of how the remuneration policy will be implemented for the 2017 financial year are set out below. 2017 base salaries The Remuneration Committee considered business performance, salary increases for other UK employees and external market information and decided to increase the salary of the Chief Financial Officer by 2.0% which is in line with the average salary increase budget for all employees across the UK. The Chief Executive requested not to be considered for a salary increase during the review. The average salary increase for Executive Committee members will be 2.5%; this compares to a budget of 2.4% which is based on an average of the relevant local market budget for each Executive Committee member. The annual salaries for 2017 (effective 1 July 2016) are as follows: a Chief Executive: Vittorio Colao £1,150,000; and a Chief Financial Officer: Nick Read £714,000. 2017 annual bonus (‘GSTIP’) The performance measures and weightings for 2017, which remain unchanged from 2016, are as follows: a service revenue (20%); a Adjusted EBITDA (20%); a adjusted free cash flow (20%); and a customer appreciation KPIs (40%). This includes an assessment of net promoter score (‘NPS’) and brand consideration measures. In respect of the measures included under the customer appreciation KPIs, net promoter score is used as a measure of the extent to which our customers would recommend us, whilst brand consideration acts as a measure of the percentage of people who would consider using a certain brand as their telecoms provider. Both measures utilise data collected in our local markets which is validated for quality and consistency by independent third party agencies. The data is sourced from studies involving both our own customers and customers of our competitors for the NPS measure, and both Vodafone users and non-users for the brand consideration measure. In formulating a final assessment of performance under the customer appreciation KPIs, the Committee will also consider other relevant customer factors such as churn, customer growth and service levels. Due to the potential impact on our commercial interests, annual bonus targets are considered commercially sensitive and therefore will be disclosed in the 2017 remuneration report following the completion of the financial year. Long-term incentive (‘GLTI’) awards for 2017 As described in our policy on pages 60 to 62 the performance conditions are a combination of adjusted free cash flow and TSR performance. The details for the 2017 award are provided in the table below (with linear interpolation between points). Following the annual review of the performance measure, the Committee decided that for the 2017 award the TSR outperformance range should remain unchanged. The Committee will keep the calibration of the range under review and continue to only make changes where there is sufficient evidence to suggest this is appropriate. TSR outperformance TSR peer group Bharti Orange 0.0% (Up to median) 4.5% (65th percentile equivalent) 9.0% (80th percentile equivalent) Adjusted free cash flow measure £bn1 BT Group Telecom Italia Below threshold <9.95 0% 0% 0% Deutsche Telekom Telefónica Threshold 9.95 50% 75% 100% MTN Target 11.80 100% 150% 200% Maximum 13.65 125% 187.5% 250% Note: 1 In line with the decision to change the Group’s reporting currency to euros from pounds sterling, as outlined in the Chairman’s statement on page 3, the equivalent targets in euros, based on internal foreign exchange rate assumptions, including €1.38 : £1, will be a threshold of €13.75bn, a target of €16.30bn and a maximum of €18.85bn. The combined vesting percentages are applied to the target number of shares granted. 2016 remuneration for the Chairman and Non-Executive Directors For the 2016 review, the fees for our Chairman and non-executives have been benchmarked against a comparator group of the FTSE 30 companies (excluding Financial Services). Following the review it was agreed that the additional fee for the Senior Independent Director should be increased by £5,000 which brings it in line with other fees for additional responsibilities. Fee payable £’000 From 1 April 2016 Position/role Chairman 1 625 Non-Executive Director 115 Additional fee for Senior Independent Director 25 Additional fee for Chairmanship of Audit, Remuneration and Risk Committees 25 Note: 1 The Chairman’s fee also includes the fee for the Chairmanship of the Nominations and Governance Committee. 72 Vodafone Group Plc Annual Report on Form 20-F 2016

For 2017, the allowance payable each time a non-Europe-based Non-Executive Director is required to travel to attend Board and Committee meetings to reflect the additional time commitment involved is £6,000. Further remuneration information Dilution All awards are made under plans that incorporate dilution limits as set out in the guidelines for share incentive schemes published by the Investment Association. The current estimated dilution from subsisting executive awards is approximately 2.8% of the Company’s share capital at 31 March 2016 (3.0% at 31 March 2015), whilst from all-employee share awards it is approximately 0.5% (0.5% at 31 March 2015). This gives a total dilution of 3.3% (3.5% at 31 March 2015). Service contracts The terms and conditions of appointment of our Directors are available for inspection at the Company’s registered office during normal business hours and at the annual general meeting (for 15 minutes prior to the meeting and during the meeting). The Executive Directors have notice periods in their service contracts of 12 months. The Non-Executive Directors’ letters of appointment do not contain provision for notice periods or for compensation if their appointments are terminated. This report on remuneration has been approved by the Board of Directors and signed on its behalf by: /s/ Valerie Gooding Valerie Gooding Chairman of the Remuneration Committee 17 May 2016 73 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information

Directors’ report The Directors of the Company present their report together with the audited consolidated financial statements for the year ended 31 March 2016. This report has been prepared in accordance with requirements outlined within The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 and forms part of the management report as required under Disclosure & Transparency Rule (‘DTR’) 4. Certain information that fulfils the requirements of the Directors’ report can be found elsewhere in this document and is referred to below. This information is incorporated into this Directors’ report by reference. Responsibility statement As required under the DTR a statement made by the Board regarding the preparation of the financial statements is set out on pages 76 and 77 which also provides details regarding the disclosure of information to the Company’s auditor and management’s report on internal control over financial information. Going concern The going concern statement required by the Listing Rules and the Code is set out in the “Directors’ statement of responsibility” on pages 76 and 77. Corporate governance statement The corporate governance statement setting out how the Company complies with the Code and which includes a description of the main features of its internal control and risk management arrangements in relation to the financial reporting process is set out on pages 54 and 55. The information required by DTR 7.2.6R can be found in the “shareholder information” section on pages 175 to 181. A description of the composition and operation of the Board and its Committees is set out on pages 38 to 73. Strategic Report The Strategic Report is set out on pages 2 to 37 and is incorporated into this Directors’ report by reference. Directors and their interests The Directors of the Company who served during the financial year ended 31 March 2016 and up to the date of signing the financial statements are as follows: Gerard Kleisterlee, Vittorio Colao, Nick Read, Sir Crispin Davis, Dr Mathias Döpfner, Dame Clara Furse, Valerie Gooding, Renee James, Samuel Jonah, Nick Land, Philip Yea and David Nish. Luc Vandevelde and Stephen Pusey stepped down during the financial year ended 31 March 2016. Details of Directors’ interests in the Company’s ordinary shares, options held over ordinary shares, interests in share options and long-term incentive plans are set out on pages 66 to 72. Directors’ conflicts of interest Established within the Company is a procedure for managing and monitoring conflicts of interest for Directors. Details of this procedure are set out on page 54. Directors’ indemnities In accordance with our Articles of Association and to the extent permitted by law, Directors are granted an indemnity from the Company in respect of liability incurred as a result of their office. In addition, we maintained a Directors’ and officers’ liability insurance policy throughout the year. Neither our indemnity nor the insurance provides cover in the event that a Director is proven to have acted dishonestly or fraudulently. Disclosures required under Listing Rule 9.8.4 The information on the amount of interest capitalised and the treatment of tax relief can be found in notes 5 and 6 to the consolidated financial statements respectively. The remaining disclosures required by Listing Rule 9.8.4 are not applicable to Vodafone. Capital structure and rights attaching to shares All information relating to the Company’s capital structure, rights attaching to shares, dividends, the policy to repurchase the Company’s own shares and other shareholder information is contained on pages 175 to 181. Change of control Details of change of control provisions in the Company’s revolving credit facilities is set out on page 130. Information on agreements between the Company and its Directors providing for compensation for loss of office of employment (including details of change of control provisions in share schemes) is set out on page 64. Subject to that, there are no agreements between the Company and its employees providing for compensation for loss of office of employment that occurs because of a takeover bid. Dividends Full details of the Company’s dividend policy and proposed final dividend payment for the year ended 31 March 2016 are set out on pages 17 and 36 and note 9 to the consolidated financial statements. Sustainability Information about the Company’s approach to sustainability risks and opportunities is set out on pages 20 and 21. Also included on these pages are details of our greenhouse gas emissions. Political donations No political donations or contributions to political parties under the Companies Act 2006 have been made during the financial year. The Group policy is that no political donations be made or political expenditure incurred. Financial risk management objectives and policies Disclosures relating to financial risk management objectives and policies, including our policy for hedging are set out in note 23 to the consolidated financial statements and disclosures relating to exposure to price risk, credit risk, liquidity risk and cash flow risk are outlined in note 23. Important events since the end of the financial year Details of those important events affecting the Group which have occurred since the end of the financial year are set out in the Strategic Report and note 32 to the consolidated financial statements. Future developments within the Group The Strategic Report contains details of likely future developments within the Group. Group policy compliance Each Group policy is owned by a member of the Executive Committee so that there is clear accountability and authority for ensuring the associated business risk is adequately managed. Regional chief executives and the senior leadership team member responsible for each Group function have primary accountability for ensuring compliance with all Group policies by all our markets and entities. Our Group compliance team and policy champions support the policy owners and local markets in implementing policies and monitoring compliance. Code of Conduct All of the key Group policies have been consolidated into the Vodafone Code of Conduct. This is a policy document applicable to all employees and those who work for or on behalf of Vodafone. It sets out the standards of behaviour expected in relation to areas such as insider dealing, bribery and raising concerns through the whistle-blowing process (known internally as “Speak Up”). Branches The Group, through various subsidiaries, has branches in a number of different jurisdictions in which the business operates. Employee disclosures Our disclosures relating to the employment of disabled persons, women in senior management roles, employee engagement and policies are included in “Our people” on pages 18 and 19. By Order of the Board /s/ Rosemary Martin Rosemary Martin Group General Counsel and Company Secretary 17 May 2016 74 Vodafone Group Plc Annual Report on Form 20-F 2016

Contents financial statements: financial information: 96 2. Segmental analysis 170 This page is intentionally left blank 100 4. Impairment losses financing costs 172 This page is intentionally left blank 173 This page is intentionally left blank 109 7. Discontinued operations and assets 76 Directors’ statement 111 8. Earnings per share B-1 Separate financial statements 114 11. Property, plant and equipment public accounting firm public accounting firm 84 This page is intentionally left blank joint arrangements 122 16. Trade and other payables 87 Consolidated statement 124 18. Called up share capital 88 Consolidated statement 125 19. Reconciliation of net cash flow from 89 Consolidated statement of changes 125 20. Cash and cash equivalents 90 Consolidated statement of cash flows 130 22. Liquidity and capital resources 75 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Financials 91 Notes to the consolidated 163 Other unaudited 911. Basis of preparation163 Prior year operating results Income statement 168 This page is intentionally left blank 993. Operating profit/(loss)169 This page is intentionally left blank 1045. Investment income and 171 This page is intentionally left blank 1056. Taxation held for sale 174 This page is intentionally left blank of responsibility 1119. Equity dividendsrequired by Rule 3-09 of 78 Risk mitigation Financial position Regulation S-X 82 Report of independent registered 112 10. Intangible assets B-3 Report of independent registered 116 12. Investments in associates and 85 This page is intentionally left blank 119 13. Other investments 86 This page is intentionally left blank 120 14. Inventory 87 Consolidated financial statements:121 15. Trade and other receivables 87 Consolidated income statement 123 17. Provisions of comprehensive income Cash flows of financial position operating activities in equity126 21. Borrowings 134 23. Capital and financial risk management Employee remuneration 139 24. Directors and key management compensation 140 25. Employees 141 26. Post employment benefits 145 27. Share-based payments Additional disclosures 147 28. Acquisitions and disposals 148 29. Commitments 149 30. Contingent liabilities and legal proceedings 153 31. Related party transactions 153 32. Subsequent events 154 33. Related undertakings 162 34. Subsidiaries exempt from audit Reporting our financial performance We continue to review the format of our consolidated financial statements with the aim of making them clear and easier to follow. This year, we have changed the order of certain notes to the financial statements so as to incorporate a full listing of all the Group’s related undertakings, including subsidiaries, joint arrangements and associates, in note 33, as now required by Company Law. We hope these changes help you to navigate to the information that is important to you.

Directors’ statement of responsibility The Directors are responsible for preparing the financial statements in accordance with applicable law and regulations and keeping proper accounting records. Detailed below are statements made by the Directors in relation to their responsibilities, disclosure of information to the Company’s auditor, going concern and management’s report on internal control over financial reporting. Financial statements and accounting records Company law of England and Wales requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial statements the Directors are required to: The Directors are responsible for preparing the Annual Report in accordance with applicable law and regulations. Having taken advice from the Audit and Risk Committee, the Board considers the report and accounts, taken as a whole, is fair, balanced and understandable and that it provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy. Neither the Company nor the Directors accept any liability to any person in relation to the Annual Report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and schedule 10A of the Financial Services and Markets Act 2000. a select suitable accounting policies and apply them consistently; a make judgements and estimates that are reasonable and prudent; a present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; a state whether the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted for use in the EU and Article 4 of the EU IAS Regulations. The Directors also ensure that the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’); Disclosure of information to the auditor Having made the requisite enquiries, so far as the Directors are aware, there is no relevant audit information (as defined by section 418(3) of the Companies Act 2006) of which the Company’s auditor is unaware and the Directors have taken all the steps they ought to have taken to make themselves aware of any relevant audit information and to establish that the Company’s auditor is aware of that information. a state for the Company financial statements whether applicable UK accounting standards have been followed; and Going concern The Group’s business activities, performance, position and principal risks and uncertainties and how these are managed are set out in the strategic report on pages 1 to 37. A range of mitigations for risks faced by the Group are included on pages 78 and 81. In addition, the financial position of the Group is included in “Borrowings”, “Liquidity and capital resources” and “Capital and financial risk management” in notes 21, 22 and 23 respectively to the consolidated financial statements, which include disclosure in relation to the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk. The Group believes it adequately manages or mitigates its solvency and liquidity risks through two primary processes, described below. Business planning process and performance management The Group’s forecasting and planning cycle consists of three in-year forecasts, a budget and a long-range plan. These generate income statement, cash flow and net debt projections for assessment by Group management and the Board. Each forecast is compared with prior forecasts and actual results so as to identify variances and understand the drivers of the changes and their future impact so as to allow management to take action where appropriate. Additional analysis is undertaken to review and sense check the key assumptions underpinning the forecasts. a prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business. The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and to enable them to ensure that the financial statements comply with the Companies Act 2006 and for the consolidated financial statements, Article 4 of the EU IAS Regulation. They are also responsible for the system of internal control, for safeguarding the assets of the Company and the Group and, hence, for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors are responsible for the maintenance and integrity of the Company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. Directors’ responsibility statement Each of the Directors, whose names and functions are listed on pages 40 and 41 confirm that, to the best of their knowledge: a the consolidated financial statements, prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit of the Group; a the parent company financial statements, prepared in accordance with United Kingdom generally accepted accounting practice, give a true and fair view of the assets, liabilities, financial position and profit of the Company; and a the strategic report includes a fair review of the development and performance of the business and the position of the Group together with a description of the principal risks and uncertainties that it faces. 76 Vodafone Group Plc Annual Report on Form 20-F 2016

Cash flow and liquidity reviews The business planning process provides outputs for detailed cash flow and liquidity reviews, to ensure that the Group maintains adequate liquidity throughout the forecast periods. The prime output is a one year liquidity forecast which is prepared and updated on a daily basis which highlights the extent of the Group’s liquidity based on controlled cash flows and the headroom under the Group’s undrawn revolving credit facility (‘RCF’). The key inputs into this forecast are: Any internal control framework, no matter how well designed, has inherent limitations including the possibility of human error and the circumvention or overriding of the controls and procedures, and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate. Management has assessed the effectiveness of the internal control over financial reporting at 31 March 2016 based on the updated Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’) in 2013. Based on management’s assessment, management has concluded that internal control over financial reporting was effective at 31 March 2016. During the period covered by this document, there were no changes in the Group’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting. The Group’s internal control over financial reporting at 31 March 2016 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm who also audit the Group’s consolidated financial statements. Their audit report on internal control over financial reporting is on page 82. By Order of the Board /s/ Rosemary Martin Rosemary Martin Group General Counsel and Company Secretary 17 May 2016 a free cash flow forecasts, with the first three month’s inputs being sourced directly from the operating companies (analysed on a daily basis), with information beyond this taken from the latest forecast/budget cycle; a bond and other debt maturities; and a expectations for shareholder returns, spectrum auctions and M&A activity. The liquidity forecast shows two scenarios assuming either maturing commercial paper is refinanced or no new commercial paper issuance. The liquidity forecast is reviewed by the Group Chief Financial Officer and included in each of his reports to the Board. In addition, the Group continues to manage its foreign exchange and interest rate risks within the framework of policies and guidelines authorised and reviewed by the Board, with oversight provided by the Treasury Risk Committee. Conclusion The Group has considerable financial resources, and the Directors believe that the Group is well placed to manage its business risks successfully. Accordingly, the Directors continue to adopt the going concern basis in preparing the Annual Report and accounts. Disclosure controls and procedures The Directors, the Chief Executive and the Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures, including those defined in the United States Securities Exchange Act of 1934, Rule 13a–15(e), and, based on that evaluation, have concluded that the disclosure controls and procedures were effective at the end of the period covered by this report. Management’s report on internal control over financial reporting As required by section 404 of the US Sarbanes-Oxley Act, management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. The Group’s internal control over financial reporting includes policies and procedures that: a pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; a are designed to provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, as adopted by the EU and IFRS as issued by the IASB, and that receipts and expenditures are being made only in accordance with authorisation of management and the Directors of the Company; and a provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Group’s assets that could have a material effect on the financial statements. 77 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information

Risk mitigation Mitigations for risks faced by the Group include: How could it impact us? This risk could have major customer, financial, reputational and regulatory impact in all markets in which we operate. As some systems operate at Group level and support more than one market, we could be affected in multiple markets at one time and for both consumer and enterprise customers, magnifying the impact. Changes from 2015 This risk combines two risks from our previous annual report; malicious attack causing service disruption; and customer data breach. We have merged these to reflect that a single cyber-attack could result in both outcomes. How do we manage it? a We have a global security strategy that is risk-based and approved by the Executive Committee a We have a global security function that sets policies and processes. Security controls are implemented centrally and in local markets, and we have a continuous improvement programme to mitigate the changing threats we face a We manage the risk of malicious attacks on our infrastructure using our global security operations centre that provides 24/7 proactive monitoring of our global infrastructure, responds to incidents and manages recovery from those incidents a Applications or infrastructure that store or transmit confidential personal and business voice and data traffic have layers of security control applied a We have an assurance programme that incorporates both internal reviews and reviews of third parties that hold data on our behalf. Vodafone holds internationally recognised certifications for its information security processes a We regularly provide mandatory security and privacy awareness training to Vodafone employees How could it impact us? Our own convergence strategy may be compromised if we are unable to obtain regulated or equivalent access to infrastructure and content, or acquire, rent or build the right assets, or if we are unable to effectively integrate those businesses we do acquire into our existing operations. Changes from 2015 This risk has slightly increased as regulation is failing to deliver a level playing field across fixed and content markets leading to potential re-monopolisation by incumbent operators. How do we manage it? a We actively look for opportunities, in all markets, to provide services beyond mobile through organic investment, acquisition, partnerships, or joint ventures. In key European and some non-European markets we are already providing converged services a Timely and coordinated intervention with regulatory and competition authorities to ensure that dominant infrastructure access and content providers cannot discriminate or restrict competition a Integration plans ensure that cost synergies and revenue benefits are delivered and acquired businesses are successfully integrated through the alignment of policies, processes and systems How could it impact us? If we are not licensed to operate, we cannot serve our customers. If the cost of operations were to significantly increase, directly or indirectly, this would impact Vodafone’s profitability and returns to shareholders. Additionally, disputes in regards to the level of tax payable and any related penalties could be significant, as reflected in our ongoing dispute in India. Changes from 2015 There have been no significant changes over the last 12 months. How do we manage it? a We work with governments and regulators, nationally and internationally, to help shape any proposals that impact our business a We maintain constructive but robust engagement with the tax authorities, relevant government representatives and non-governmental organisations as well as active engagement with a wide range of international companies and business organisations with similar issues a Where appropriate, we engage advisers and legal counsel to obtain opinions on tax legislation and principles 78 Vodafone Group Plc Annual Report on Form 20-F 2016 Adverse political measures Failure to deliver on convergence Cyber threat Unaudited information

How could it impact us? This is an unlikely risk; however, it would have a major impact on services used by our customers in all our markets – particularly in countries that have a very low tolerance for environmental and health-related risks. Changes from 2015 There have been no significant changes to this risk over the last 12 months. How do we manage it? a We have a global health and safety policy that includes standards for electromagnetic fields (‘EMF’) that are mandated in all our local markets. Compliance to this policy is monitored and overseen by the Risk and Compliance Committee a We have a Group EMF Board that manages potential risks through cross sector initiatives and which oversees a coordinated global programme to respond to public concern, and develop appropriate advocacy related to possible precautionary legislation a We monitor scientific developments and engage with relevant bodies to support the delivery and transparent communication of the scientific research agenda set by the WHO How could it impact us? Failure to deliver these enterprise services may lead to a reduction in our expected revenue and could impact our credibility to deliver on large, complex deals. Delivery challenges for any nationally critical service would have a particularly adverse impact on our reputation. Changes from 2015 We are facing new competitors for our Enterprise customers, specifically from major technology companies. Despite this, and the new business brought in over the last 12 months, the risk remains stable. How do we manage it? a Our Group Enterprise customer operations are now consolidated within one function, aligned to industry best practice which will deliver a standard service model to our customers a We have implemented a single process across Group Enterprise that ensures alignment, visibility and control across the entire customer experience, from sales governance and commercial risk through to service delivery, billing and in-life operations. This is supported by globally standardised “ways of working” frameworks a We have an investment plan in implementation to digitise service operations, with investment having started in the 2016 financial year and set to conclude in the 2018 financial year. This plan is aimed at lifting our Enterprise customer experience into a market leadership position How could it impact us? The potential for another global financial crisis may lead to further economic instability and subsequent reductions in corporate and consumer confidence and spending. It could also have a prolonged impact on capital markets that may restrict our financing. Changes from 2015 Eurozone stability has improved but low commodity prices, in part a consequence of reduced forecast growth in China, means the threat of another global financial crisis remains a significant risk factor, given the inability of central banks to reduce interest rates much further. How do we manage it? a We monitor closely economic and currency situations in both our AMAP and European markets a We include contingencies in our business plans to cater for negative operational impacts that could arise from a variety of causes including the impact of lower economic growth than is generally expected a We have credit facilities with 30 relationship banks that are committed for a minimum of five years and which total £5.8 billion. Such facilities could be used in the event of a prolonged disruption to the capital markets a Our exposure to any depreciation of sterling, for example from the UK leaving the EU, is limited by the fact that the vast majority of our income is denominated in other currencies 79 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Unstable economic conditions Major enterprise contracts EMF related health risks

How could it impact us? There are two ways in which this risk could occur. First, advances in offerings of over the top (‘OTT’) services could reduce demand for our traditional voice and text services and impact revenue. Secondly, new entrants investing heavily or the consolidation of competitors could result in price wars in key markets. The threat from OTT competition is relevant for all markets where alternative services are commonly available and has the potential for major impact on service revenues. The risk of competitor disruption is higher in new and emerging markets. Changes from 2015 This risk previously included supplier concentration. Improvements in how we manage key supplier groups and ensuring competitive tendering have reduced this risk. How do we manage it? a We have developed strategies which strengthen our relationships with customers through integrated voice, messaging and data price plans to avoid customers reducing their out of bundle usage through internet/Wi-Fi based substitution. The loss of voice and messaging revenue is partially offset by the increase in data revenue a We monitor the competitor landscape in all markets, and react appropriately, working to make sure each market has a fair and competitive environment How could it impact us? For the majority of network and IT infrastructure failures, the associated impacts would be confined to a single market. There are, however, some exceptions where data centres and critical network sites serve multiple markets. There are a number of causes for failure such as major incidents caused by suppliers, natural disasters, deliberate attacks or a failure as a result of an internal project or transformation. Failure to successfully implement key IT transformation projects would also increase the risk of IT systems being unable to support our strategic objectives. Changes from 2015 During 2016 a number of major projects to improve key IT systems are taking place in some of our markets, which increases this risk, during the project implementation phase. How do we manage it? a Specific back-up and resilience policy requirements are built into our network and IT infrastructure a We monitor our ability to replace strategic equipment promptly in the event of end-of-life failure, and for high risk components we maintain dedicated back-up equipment ready for use a A blueprinted approach to geographic resilience, where the secondary IT location is expected to be in a different country, has been developed with external market specialists. This will be used for business applications which require this degree of location resilience a Network and IT contingency plans are in place to cover residual risks that cannot be mitigated a A crisis management team and escalation processes are in place both nationally and internationally. Crisis simulations are conducted annually 80 Vodafone Group Plc Annual Report on Form 20-F 2016 Network/IT infrastructure failure Market disruption

How could it impact us? Non-compliance with legislation or regulatory requirements could lead to reputational damage, financial penalties and/or suspension of our licence to operate. Changes from 2015 Now included in our principal risks due to changes in laws and their enforcement. How do we manage it? a We have subject matter experts in legal and regulatory teams at a local and global level who manage risk across the Group a Our Compliance team monitors all high risk policies and tracks remedial actions for non-compliance or partial compliance a We train our employees in “Doing what’s right”, our training and awareness programme which defines and reinforces our ethical culture across the organisation How could it impact us? This risk is relevant to all our markets in both our consumer and enterprise businesses. Differentiation based on a superior customer experience involves a number of areas, including those that directly deal with customers and others that look after our network and IT systems. Changes from 2015 We have now completed one year of our Customer eXperience eXcellence programme. In the 2016 financial year we achieved improvements in our consumer Net Promoter Score (‘NPS’) position in 15 out of 20 of our Local Markets. Vodafone is now ranked number one in 13 out of 21 markets. In nine out of 13 of these markets we increased our gap over our closest competitor, supporting our ambition to become a clear customer experience leader. In most of the remaining markets we significantly decreased the gap between Vodafone and the leader. This marks Vodafone’s best annual improvement in overall NPS to date. How do we manage it? a Customer experience has been prioritised as a key component of our strategy. Our customer experience programme has been implemented across the business to deliver a range of system capability improvements to support an enhanced customer experience a We track and monitor our performance in delivering a superior customer experience through a range of KPIs; the most critical being our NPS and Brand Consideration metrics a We communicate with our customers clearly and transparently particularly around tariffs and roaming costs a We provide a leading customer experience through our My Vodafone app and online channels Strengthening our approach to risk management To support the implementation of this framework, the following actions have been put in place during the 2016 financial year. a Created a Group Risk function reporting to the Group Risk & Compliance Director a Brought together a global risk community from local markets and specialist risk areas to support the delivery of the framework and share best practices a Completed an integrated assurance mapping project to identify and enable oversight into the mitigations and level of assurance in place for the key risks in all local markets and entities a Assigned Executive Committee owners and Senior Leadership champions for each principal risk Further enhancements are planned during the 2017 financial year, including the implementation of a Risk & Integrated Assurance platform that can bring the framework to life and support the ongoing development of integrated assurance across the “three lines of defence”1. Note: 1 A term used to describe the systematic approach to how we manage risk and provide assurance to the Board that risks are managed effectively. The first line of defence typically sits in the business operations (e.g. Technology), the second line of defence has oversight over the first line of defence (e.g. Compliance or Risk Management), and the third line of defence are the independent assurance providers (e.g. Internal Audit). 81 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Customer Experience Non-compliance with laws and regulation

Report of independent registered public accounting firm To the Board of directors and shareholders of Vodafone Group Plc In our opinion, the accompanying consolidated statement of financial position and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows present fairly, in all material respects, the financial position Vodafone Group Plc and its subsidiaries (“the Company”) at 31 March 2016 and 31 March 2015, and the results of their operations and their cash flows for the years ended 31 March 2016 and 31 March 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2016, based on criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s report on internal control over financial reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We have audited the adjustments to the 2014 financial statements to reflect retrospectively the change in presentation of the segment information, as described in note 2. Our audit procedures that were applied to the restated disclosures for comparative 2014 reportable segments included: (i) agreeing the adjusted amounts of each segment to the underlying records obtained from management, and (ii) determining the mathematical accuracy of the reconciliations of segment amounts to the consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2014 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2014 financial statements taken as a whole. /s/ PricewaterhouseCoopers LLP PricewaterhouseCoopers LLP London, United Kingdom 17 May 2016 82 Vodafone Group Plc Annual Report on Form 20-F 2016

Report of Independent Registered Public Accounting Firm to the members of Vodafone Group Plc We have audited, before the effects of the retrospective adjustments to the segment disclosures in note 2 to the consolidated financial statements, the accompanying consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year ended 31 March 2014 (the 2014 consolidated financial statements before the effects of the retrospective adjustments to the segment disclosures in note 2 to the consolidated financial statements are not presented herein). These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. In our opinion, such 2014 consolidated financial statements, before the effects of the retrospective adjustments to the segment disclosures in note 2 to the consolidated financial statements, present fairly, in all material respects, the results of its operations and cash flows for the year ended 31 March 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. We were not engaged to audit, review, or apply any procedures to the retrospective adjustments made in 2015 and 2016 to the segment disclosures in note 2 to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors. /s/ Deloitte LLP Deloitte LLP London, United Kingdom 20 May 2014 83 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information

This page is intentionally left blank 84 Vodafone Group Plc Annual Report on Form 20-F 2016

This page is intentionally left blank 85 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information

This page is intentionally left blank 86 Vodafone Group Plc Annual Report on Form 20-F 2016

Consolidated income statement for the years ended 31 March 2016 £m 2015 £m 2014 £m Note Note: 1 Profit attributable to non-controlling interests solely derives from continuing operations. for the years ended 31 March 2016 £m 2015 £m 2014 £m Note Further details on items in the consolidated statement of comprehensive income can be found in the consolidated statement of changes in equity on page 89. 87 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information (Loss)/profit for the financial year (3,818) 5,91759,420 Other comprehensive income: Items that may be reclassified to profit or loss in subsequent years: (Losses)/gains on revaluation of available-for-sale investments, net of tax (2) 4(119) Foreign exchange translation differences, net of tax 3,540 (6,516)(4,104) Foreign exchange losses/(gains) transferred to the income statement 70 (1) 1,493 Fair value gains transferred to the income statement – (9)(25) Other, net of tax 34 7– Total items that may be reclassified to profit or loss in subsequent years 3,642 (6,515)(2,755) Items that will not be reclassified to profit or loss in subsequent years: Net actuarial gains/(losses) on defined benefit pension schemes, net of tax 26 126 (212)37 Total items that will not be reclassified to profit or loss in subsequent years 126 (212)37 Other comprehensive income/(expense) 3,768 (6,727)(2,718) Total comprehensive expense/(income) for the year (50) (810)56,702 Attributable to: – Owners of the parent (123) (1,076)56,711 – Non-controlling interests 73 266(9) (50) (810)56,702 Consolidated statement of comprehensive income Revenue 2 40,973 42,22738,346 Cost of sales (30,435) (30,882)(27,942) Gross profit 10,538 11,34510,404 Selling and distribution expenses (3,570) (3,455)(3,033) Administrative expenses (5,110) (5,746) (4,245) Share of results of equity accounted associates and joint ventures 44 (63) 278 Impairment losses 4 (450) –(6,600) Other income and expense (75) (114)(717) Operating profit/(loss)3 1,377 1,967(3,913) Non-operating income and expense (2) (19) (149) Investment income 5 300 883346 Financing costs 5 (2,124) (1,736)(1,554) (Loss)/profit before taxation (449) 1,095(5,270) Income tax (expense)/credit 6 (3,369) 4,76516,582 (Loss)/profit for the financial year from continuing operations (3,818) 5,86011,312 Profit for the financial year from discontinued operations 7 – 57 48,108 (Loss)/profit for the financial year (3,818) 5,91759,420 Attributable to: – Owners of the parent (4,024) 5,76159,254 – Non-controlling interests 1 206 156166 (Loss)/profit for the financial year (3,818) 5,91759,420 (Loss)/earnings per share From continuing operations: – Basic (15.08)p 21.53p 42.10p – Diluted (15.08)p 21.42p 41.77p Total Group: – Basic 8 (15.08)p 21.75p 223.84p – Diluted 8 (15.08)p 21.63p 222.07p

Consolidated statement of financial position at 31 March 31 March 2016 £m 31 March 2015 £m Note The consolidated financial statements on pages 87 to 162 were approved by the Board of Directors and authorised for issue on 17 May 2016 and were signed on its behalf by: /s/ Vittorio Colao Vittorio Colao Chief Executive /s/ Nick Read Nick Read Chief Financial Officer 88 Vodafone Group Plc Annual Report on Form 20-F 2016 Non-current assets Goodwill10 22,789 22,537 Other intangible assets10 23,979 20,953 Property, plant and equipment11 28,082 26,603 Investments in associates and joint ventures 12 (82) (3) Other investments 13 3,662 3,757 Deferred tax assets6 22,382 23,845 Post employment benefits26 177 169 Trade and other receivables15 4,580 4,865 105,569 102,726 Current assets Inventory14 565 482 Taxation recoverable 1,109 575 Trade and other receivables15 9,141 8,053 Other investments 13 4,220 3,855 Cash and cash equivalents20 10,218 6,882 Assets held for sale 7 2,891 – 28,144 19,847 Total assets 133,713 122,573 Equity Called up share capital18 3,792 3,792 Additional paid-in capital 119,925 117,054 Treasury shares (6,940) (7,045) Accumulated losses (56,608) (49,471) Accumulated other comprehensive income 5,716 1,815 Total attributable to owners of the parent 65,885 66,145 Non-controlling interests 1,437 1,595 Put options over non-controlling interests (5) (7) Total non-controlling interests 1,432 1,588 Total equity 67,317 67,733 Non-current liabilities Long-term borrowings21 29,327 22,435 Deferred tax liabilities6 446 595 Post employment benefits26 447 567 Provisions17 1,280 1,082 Trade and other payables16 1,501 1,264 33,001 25,943 Current liabilities Short-term borrowings21 16,020 12,623 Taxation liabilities 540 599 Provisions17 757 767 Trade and other payables16 15,732 14,908 Liabilities for sale7 346 – 33,395 28,897 Total equity and liabilities 133,713 122,573

Consolidated statement of changes in equity for the years ended 31 March Equity share-holders’ funds £m Other comprehensive income Additional paid-in capital2 £m Non-controlling interests £m Share capital1 £m Treasury shares £m Retained losses £m Currency reserve3 £m Pensions reserve £m Investment Revaluation reserve4 £m surplus5 £m Other6 £m Total £m 1 April 2013 3,866 154,279 (9,029) (88,834) 10,600 (648) 135 1,040 68 71,477 1,011 72,488 Issue or reissue of shares – 2 194 (173) – – – – – 23 – 23 Redemption or cancellation of shares (74) 74 1,648 (1,648) – – – – – – – – Capital reduction and creation of B and C shares 16,613 (37,470) – 20,857 – – – – – – – – Cancellation of B shares (16,613) – – 1,115 – – – – – (15,498) – (15,498) 887 Share-based payments – – – – – – – –88 – 88 Transactions with non-controlling interests in subsidiaries – – – (1,451) – – – – –(1,451) 260 (1,191) Dividends – – – (40,566) – – – – – (40,566) (284) (40,850) Comprehensive income – – – 59,254 (2,436) 37 (119) – (25) 56,711 (9) 56,702 Other – – – 18 – – – – – 18 1 19 31 March 2014 3,792 116,973 (7,187) (51,428) 8,164 (611) 16 1,040 43 70,802 979 71,781 Issue or reissue of shares – 2 142 (126) – – – – – 18 – 18 957 Share-based payments – – – – – – – – 95 – 95 Transactions with non-controlling interests in subsidiaries – – – (756) – – – – – (756) 605 (151) Dividends – – – (2,930) – – – – – (2,930) (262) (3,192) Comprehensive income – – – 5,761 (6,627) (212) (5) – 7 (1,076) 266 (810) Other – (16) – 8 – – – – – (8) – (8) 31 March 2015 3,792 117,054 (7,045) (49,471) 1,537 (823) 11 1,040 50 66,145 1,588 67,733 Notes: 1 See note 18 “Called up share capital”. 2 Includes share premium, capital reserve, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS. 3 The currency reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. The cumulative translation differences are recycled to the income statement on disposal of the foreign operation. 4 The investment reserve is used to record the cumulative fair value gains and losses on available-for-sale financial assets. The cumulative gains and losses are recycled to the income statement on disposal of the assets. 5 The revaluation surplus derives from acquisitions of subsidiaries made before the Group’s adoption of IFRS 3 (Revised) on 1 April 2010 and comprises the amounts arising from recognising the Group’s pre-existing equity interest in the acquired subsidiary at fair value. 6 Includes the impact of the Group’s cash flow hedges with £267 million net gain deferred to other comprehensive income during the year (2015: £607 million net gain; 2014: £129 million net loss) and £233 million net gain (2015: £649 million net gain; 2014: £171 million net loss) recycled to the income statement. 7 Includes £3 million tax credit (2015: £7 million tax credit; 2014: £12 million charge). 8 Includes the equity component of mandatory convertible bonds which are compound instruments issued in the year. 89 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Issue or reissue of shares –1105(93) –––––13–13 Share-based payments –1167–– –––––116–116 Issue of mandatory convertible bonds8 –2,754–– –––––2,754–2,754 Transactions with non-controlling interests in subsidiaries –––(31) –––––(31) (13) (44) Dividends –––(2,998) ––––– (2,998) (238) (3,236) Comprehensive income –––(4,024) 3,743126(2) –34(123)73(50) Profit –––(4,024) –––––(4,024)206 (3,818) OCI – before tax –––– 3,789156(3) –463,988(130) 3,858 OCI – taxes –––– (116)(30) 1–(12)(157)(3) (160) Transfer to the income statement –––– 70––––70–70 Other –––9 –––––92231 31 March 2016 3,792 119,925 (6,940) (56,608) 5,280(697)9 1,04084 65,885 1,432 67,317 Profit–––5,761–––––5,7611565,917 OCI – before tax–––– (6,842) (269) 4–12(7,095) 113 (6,982) OCI – taxes––––21657––(5) 268(3) 265 Transfer to the income statement ––––(1) –(9)––(10) –(10) Profit–––59,254––––– 59,254166 59,420 OCI – before tax–––– (3,932)57(119)–3 (3,991)(172) (4,163) OCI – taxes––––3(20) ––(3)(20) (3)(23) Transfer to the income statement ––––1,493–––(25) 1,468–1,468

Consolidated statement of cash flows for the years ended 31 March 2016 £m 2015 £m 2014 £m Note During the year ended 31 March 2014 there were a number of material non-cash investing and financing activities that arose in relation to the disposal of our interest in Verizon Wireless, the acquisition of the remaining 23% of Vodafone Italy and the return of value to shareholders. Full details of these material non-cash transactions are included in note 28 to the consolidated financial statements. 90 Vodafone Group Plc Annual Report on Form 20-F 2016 Inflow from operating activities 19 10,481 9,7156,227 Cash flows from investing activities Purchase of interests in subsidiaries, net of cash acquired28 (43) (3,093)(4,279) Purchase of interests in associates and joint ventures (2) (85) (11) Purchase of intangible assets10 (5,018) (2,315)(2,327) Purchase of property, plant and equipment11 (6,836) (6,568)(4,396) Purchase of investments13 (77) (207)(214) Disposal of interests in associates and joint ventures 12 – 2734,919 Disposal of property, plant and equipment11 140 17879 Disposal of investments13 1,357 8991,483 Dividends received from associates and joint ventures 67 5834,897 Dividends received from investments – –10 Interest received 261 254582 (Outflow)/inflow from investing activities (10,151) (10,327)30,743 Cash flows from financing activities Issue of ordinary share capital and reissue of treasury shares18 13 1838 Net movement in short-term borrowings 5 4,722(2,887) Proceeds from issue of long-term borrowings 7,504 2,4321,060 Repayment of borrowings (2,738) (4,070)(9,788) Purchase of treasury shares – –(1,033) B and C share payments – –(14,291) Issue of subordinated mandatory convertible bonds 2,754 –– Equity dividends paid9 (2,998) (2,927)(5,076) Dividends paid to non-controlling shareholders in subsidiaries (223) (247)(264) Other transactions with non-controlling shareholders in subsidiaries (48) (718)(111) Other movements in loans with associates and joint ventures (22) (52) – Interest paid (1,287) (1,576)(1,897) Inflow/(outflow) from financing activities 2,960 (2,418)(34,249) Net cash inflow/(outflow) 3,290 (3,030)2,721 Cash and cash equivalents at beginning of the financial year20 6,861 10,1127,506 Exchange gain/(loss) on cash and cash equivalents 58 (221) (115) Cash and cash equivalents at end of the financial year20 10,209 6,86110,112

Notes to the consolidated financial statements . Basis of preparatio This section describes the critical accounting judgements that management has identified as having a potentially material impact on the Group’s consolidated financial statements and sets out our significant accounting policies that relate to the financial statements as a whole. Where an accounting policy is generally applicable to a specific note to the financial statements, the policy is described within that note. We have also detailed below the new accounting pronouncements that we will adopt in future years and our current view of the impact they will have on our financial reporting. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and are also prepared in accordance with IFRS adopted by the European Union (‘EU’), the Companies Act 2006 and Article 4 of the EU IAS Regulations. The consolidated financial statements are prepared on a going concern basis. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. A discussion on the Group’s critical accounting judgements and key sources of estimation uncertainty is detailed below. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period; they are recognised in the period of the revision and future periods if the revision affects both current and future periods. Amounts in the consolidated financial statements are stated in pounds sterling. With effect from 1 April 2016, the presentation currency of the Group will change from sterling to the euro to better align with the geographic split of the Group’s operations. Vodafone Group Plc is incorporated and domiciled in England and Wales (registration number 1833679). The registered address of the Company is Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, England. IFRS requires the Directors to adopt accounting policies that are the most appropriate to the Group’s circumstances. These have been applied consistently to all the years presented, unless otherwise stated. In determining and applying accounting policies, Directors and management are required to make judgements in respect of items where the choice of specific policy, accounting estimate or assumption to be followed could materially affect the Group’s reported financial position, results or cash flows; it may later be determined that a different choice may have been more appropriate. Management has identified accounting estimates and assumptions relating to revenue recognition, taxation, business combinations and goodwill, joint arrangements, finite lived intangible assets, property, plant and equipment, post employment benefits, provisions and contingent liabilities and impairment that it considers to be critical due to their impact on the Group’s financial statements. These critical accounting judgements, assumptions and related disclosures have been discussed with the Company’s Audit and Risk Committee. Critical accounting judgements and key sources of estimation uncertainty Revenue recognition Arrangements with multiple deliverables In revenue arrangements where more than one good or service is provided to the customer, customer consideration is allocated between the goods and services using relative fair value principles. The fair values determined for deliverables may impact the timing of the recognition of revenue. Determining the fair value of each deliverable can require complex estimates. The Group generally determines the fair value of individual elements based on prices at which the deliverable is regularly sold on a stand-alone basis after considering any appropriate volume discounts. Gross versus net presentation When the Group sells goods or services as a principal, income and payments to suppliers are reported on a gross basis in revenue and operating costs. If the Group sells goods or services as an agent, revenue and payments to suppliers are recorded in revenue on a net basis, representing the margin earned. Whether the Group is considered to be the principal or an agent in the transaction depends on analysis by management of both the legal form and substance of the agreement between the Group and its business partners; such judgements impact the amount of reported revenue and operating expenses but do not impact reported assets, liabilities or cash flows. Taxation The Group’s tax charge on ordinary activities is the sum of the total current and deferred tax charges. The calculation of the Group’s total tax charge involves estimation and judgement in respect of certain matters where the tax impact is uncertain until a conclusion is reached with the relevant tax authority or through a legal process. The final resolution of some of these items may give rise to material profits, losses and/or cash flows. Resolving tax issues can take many years as it is not always within the control of the Group and often depends on the efficiency of legal processes in the relevant tax jurisdiction. Recognition of deferred tax assets Significant items on which the Group has exercised accounting estimation and judgement include the recognition of deferred tax assets in respect of losses in Luxembourg, Germany, Spain and India and capital allowances in the United Kingdom. The recognition of deferred tax assets, particularly in respect of tax losses, is based upon whether it is probable that there will be sufficient and suitable taxable profits in the relevant legal entity or tax group against which to utilise the assets in the future. Judgement is required when determining probable future taxable profits. The Group assesses the availability of future taxable profits using the same undiscounted five year forecasts for the Group’s operations as are used in the Group’s value in use calculations (see “Impairment reviews” below). Where tax losses are forecast to be recovered beyond the five year period, the availability of taxable profits is assessed using the cash flows and long-term growth rates used for the value in use calculations. 91 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information 1 n

Notes to the consolidated financial statements (continued) 1. Basis of preparation (continued) The cash flows inherent in these forecasts include the unsystematic risks of operating in the telecommunications business including the potential impacts of changes in the market structure, trends in customer pricing, the costs associated with the acquisition and retention of customers, future technological evolutions and potential regulatory changes, such as our ability to acquire and/or renew spectrum licences. Changes in the assumptions which underpin the Group’s forecasts could have an impact on the amount of future taxable profits and could have a significant impact on the period over which the deferred tax asset would be recovered. The Group only considers substantively enacted tax laws when assessing the amount and availability of tax losses to offset against the future taxable profits. See note 6 “Taxation” to the consolidated financial statements. Business combinations and goodwill When the Group completes a business combination, the fair values of the identifiable assets and liabilities acquired, including intangible assets, are recognised. The determination of the fair values of acquired assets and liabilities is based, to a considerable extent, on management’s judgement. If the purchase consideration exceeds the fair value of the net assets acquired then the incremental amount paid is recognised as goodwill. If the purchase price consideration is lower than the fair value of the assets acquired then the difference is recorded as a gain in the income statement. Allocation of the purchase price between finite lived assets (discussed below) and indefinite lived assets such as goodwill affects the subsequent results of the Group as finite lived intangible assets are amortised, whereas indefinite lived intangible assets, including goodwill, are not amortised. On transition to IFRS the Group elected not to apply IFRS 3 “Business combinations” retrospectively as the difficulty in applying these requirements to business combinations completed by the Group between incorporation and 1 April 2004 exceeded any potential benefits. Goodwill recorded before the date of transition to IFRS amounted to £78,753 million. If the Group had elected to apply IFRS 3 retrospectively it may have led to an increase or decrease in goodwill, licences, customer bases, brands and related deferred tax liabilities recognised on acquisition. See note 28 “Acquisitions and disposals” to the consolidated financial statements for further details. Joint arrangements The Group participates in a number of joint arrangements where control of the arrangement is shared with one or more other parties. A joint arrangement is classified as a joint operation or as a joint venture, depending on management’s assessment of the legal form and substance of the arrangement. The classification can have a material impact on the consolidated financial statements. The Group’s share of assets, liabilities, revenue, expenses and cash flows of joint operations are included in the consolidated financial statements on a line-by-line basis, whereas the Group’s investment and share of results of joint ventures are shown within single line items in the consolidated statement of financial position and consolidated income statement respectively. See note 12 “Investments in associates and joint arrangements” to the consolidated financial statements. Finite lived intangible assets Other intangible assets include amounts spent by the Group acquiring licences and spectrum, customer bases and brands and the costs of purchasing and developing computer software. Where intangible assets are acquired through business combinations and no active market for the assets exists, the fair value of these assets is determined by discounting estimated future net cash flows generated by the asset. Estimates relating to the future cash flows and discount rates used may have a material effect on the reported amounts of finite lived intangible assets. Estimation of useful life The useful life over which intangible assets are amortised depends on management’s estimate of the period over which economic benefit will be derived from the asset. Reducing the useful life will increase the amortisation charge in the consolidated income statement. Useful lives are periodically reviewed to ensure that they remain appropriate. The basis for determining the useful life for the most significant categories of intangible assets is discussed below. Licence and spectrum fees The estimated useful life is generally the term of the licence unless there is a presumption of renewal at negligible cost; this is adjusted if necessary, for example taking into account the impact of any expected changes in technology. Customer bases The estimated useful life principally reflects management’s view of the average economic life of the customer base and is assessed by reference to customer churn rates. An increase in churn rates may lead to a reduction in the estimated useful life and an increase in the amortisation charge. Capitalised software For computer software, the useful life is based on management’s view, considering historical experience with similar products as well as anticipation of future events which may impact their life such as changes in technology. The useful life will not exceed the duration of a licence. Property, plant and equipment Property, plant and equipment represents 21.0% (2015: 21.7%) of the Group’s total assets; estimates and assumptions made may have a material impact on their carrying value and related depreciation charge. See note 11 “Property, plant and equipment” to the consolidated financial statements for further details. Estimation of useful life The depreciation charge for an asset is derived using estimates of its expected useful life and expected residual value, which are reviewed annually. Increasing an asset’s expected life or residual value would result in a reduced depreciation charge in the consolidated income statement. Management determines the useful lives and residual values for assets when they are acquired, based on experience with similar assets and taking into account other relevant factors such as any expected changes in technology. The useful life of network infrastructure is assumed not to exceed the duration of related operating licences unless there is a reasonable expectation of renewal or an alternative future use for the asset. 92 Vodafone Group Plc Annual Report on Form 20-F 2016

Post employment benefits Management judgement is exercised when determining the Group’s liabilities and expenses arising for defined benefit pension schemes. Management is required to make assumptions regarding future rates of inflation, salary increases, discount rates and longevity of members, each of which may have a material impact on the defined benefit obligations that are recorded. Further details, including a sensitivity analysis, are included in note 26 “Post employment benefits” to the consolidated financial statements. Provisions and contingent liabilities The Group exercises judgement in measuring and recognising provisions and the exposures to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities (see note 30 “Contingent liabilities and legal proceedings” to the consolidated financial statements). Judgement is necessary to assess the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of any financial settlement. The inherent uncertainty of such matters means that actual losses may materially differ from estimates. Impairment reviews IFRS requires management to perform impairment tests annually for indefinite lived assets and, for finite lived assets, if events or changes in circumstances indicate that their carrying amounts may not be recoverable. Impairment testing requires management to judge whether the carrying value of assets can be supported by the net present value of future cash flows that they generate. Calculating the net present value of the future cash flows requires assumptions to be made in respect of highly uncertain matters including management’s expectations of: a growth in adjusted EBITDA, calculated as adjusted operating profit before depreciation and amortisation; a timing and amount of future capital expenditure, licence and spectrum payments; a long-term growth rates; and a appropriate discount rates to reflect the risks involved. Management prepares formal five year forecasts for the Group’s operations, which are used to estimate their value in use. In certain developing markets ten year forecasts are used if it is considered that the fifth year of a forecast is not indicative of expected long-term future performance as operations may not have reached maturity. For operations where five year forecasts are used for the Group’s value in use calculations, a long-term growth rate into perpetuity has been determined as the lower of: a the nominal GDP growth rates for the country of operation; and a the long-term compound annual growth rate in adjusted EBITDA in years six to ten estimated by management. For operations where ten year forecasts are used for the Group’s value in use calculations, a long-term growth rate into perpetuity has been determined as the lower of: a the nominal GDP growth rates for the country of operation; and a the compound annual growth rate in adjusted EBITDA in years nine to ten of the management plan. Changing the assumptions selected by management, in particular the discount rate and growth rate assumptions used in the cash flow projections, could significantly affect the Group’s impairment evaluation and hence reported assets and profits or losses. Further details, including a sensitivity analysis, are included in note 4 “Impairment losses” to the consolidated financial statements. 93 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information

Notes to the consolidated financial statements (continued) 1. Basis of preparation (continued) Significant accounting policies applied in the current reporting period that relate to the financial statements as a whole Accounting convention The consolidated financial statements are prepared on a historical cost basis except for certain financial and equity instruments that have been measured at fair value. Basis of consolidation The consolidated financial statements incorporate the financial statements of the Company, subsidiaries controlled by the Company (see note 33 “Related undertakings” to the consolidated financial statements) and joint operations that are subject to joint control (see note 12 “Investments in associates and joint arrangements” to the consolidated financial statements). Foreign currencies The consolidated financial statements are presented in sterling, which was the parent company’s functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. With effect from 1 April 2016 the functional currency of the Company changed from sterling to the euro. The euro is now the primary currency in which the Company’s financing activities and investment returns are denominated. The consolidated financial statements are presented in sterling. With effect from 1 April 2016, the Group’s presentation currency will change from sterling to the euro to better align with the geographic split of the Group’s operations. The change of presentation and functional currency will not change either the Group’s or Company’s foreign exchange management strategy. Transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into the respective functional currency of the entity at the rates prevailing on the reporting period date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the initial transaction dates. Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated. Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analysed between translation differences and other changes in the carrying amount of the security. Translation differences are recognised in the income statement and other changes in carrying amount are recognised in equity. Translation differences on non-monetary financial assets, such as investments in equity securities classified as available-for-sale, are reported as part of the fair value gain or loss and are included in equity. For the purpose of presenting consolidated financial statements, the assets and liabilities of entities with a functional currency other than sterling are expressed in sterling using exchange rates prevailing at the reporting period date. Income and expense items and cash flows are translated at the average exchange rates for the period and exchange differences arising are recognised directly in equity. On disposal of a foreign entity, the cumulative amount previously recognised in equity relating to that particular foreign operation is recognised in profit or loss. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated accordingly. In respect of all foreign operations, any exchange differences that have arisen before 1 April 2004, the date of transition to IFRS, are deemed to be nil and will be excluded from the determination of any subsequent profit or loss on disposal. The net foreign exchange loss recognised in the consolidated income statement for the year ended 31 March 2016 is £802 million (31 March 2015: £273 million gain; 2014: £1,688 million loss). The net gains and net losses are recorded within operating profit (2016: £2 million credit; 2015: £8 million charge; 2014: £16 million charge), other income and expense and non-operating income and expense (2016: £70 million charge; 2015: £1 million credit; 2014: £1,493 million charge), investment and financing income (2016: £726 million charge; 2015: £276 million credit; 2014: £180 million charge) and income tax expense (2016: £8 million charge; 2015: £4 million credit; 2014: £1 million credit). The foreign exchange gains and losses included within other income and expense and non-operating income and expense arise on the disposal of interests in joint ventures, associates and investments from the recycling of foreign exchange gains previously recorded in the consolidated statement of comprehensive income. New accounting pronouncements adopted on 1 April 2015 On 1 April 2015 the Group adopted the following new accounting policies to comply with amendments to IFRS. The accounting pronouncements, none of which is considered by the Group as significant on adoption, are: a Amendments to IAS 19 “Defined Benefit Plans: Employee Contributions”; a “Improvements to IFRS 2010–2012 cycle” amendment to IFRS 8 “Operating Segments”; and a “Improvements to IFRS 2011–2013 cycle”. 94 Vodafone Group Plc Annual Report on Form 20-F 2016

New accounting pronouncements to be adopted on 1 April 2016 The following pronouncements which are potentially relevant to the Group have been issued by the IASB are effective for annual periods beginning on or after 1 January 2016 and have been endorsed for use in the EU: a Amendments to IAS 1 “Disclosure Initiative”; a Amendments to IAS 16 and IAS 38 “Clarification of Acceptable Methods of Depreciation and Amortisation”; a Amendments to IFRS 11 “Accounting for Acquisitions of Interests in Joint Operations”; and a “Improvements to IFRS: 2012–2014 cycle”. The Group’s financial reporting will be presented in accordance with the new standards above, which are not expected to have a material impact on the consolidated results, financial position or cash flows of the Group, from 1 April 2016. New accounting pronouncements to be adopted on or after 1 April 2017 On 1 April 2017 the Group will adopt “Recognition of Deferred Tax Assets for Unrealised Losses, Amendments to IAS 12” and “Disclosure Initiative, Amendments to IAS 7” which are effective for accounting periods on or after 1 January 2017 and which have not yet been endorsed by the EU. The Group is currently confirming the impacts of the above new pronouncements on its results, financial position and cash flows, which are not expected to be material. IFRS 15 “Revenue from Contracts with Customers” IFRS 15 “Revenue from Contracts with Customers” was issued in May 2014 and subsequent amendments, “Clarifications to IFRS 15”, were issued in April 2016. IFRS 15, as amended, is effective for accounting periods beginning on or after 1 January 2018; it has not yet been adopted by the EU. IFRS 15 will have a material impact on the Group’s reporting of revenue and costs as follows: a IFRS 15 will require the Group to identify deliverables in contracts with customers that qualify as “performance obligations”. The transaction price receivable from customers must be allocated between the Group’s performance obligations under the contracts on a relative stand-alone selling price basis. Currently revenue allocated to deliverables is restricted to the amount that is receivable without the delivery of additional goods or services; this restriction will no longer be applied under IFRS 15. The primary impact on revenue reporting will be that when the Group sells subsidised devices together with airtime service agreements to customers, revenue allocated to equipment and recognised when control of the device passes to the customer will increase and revenue recognised as services are delivered will reduce. Where additional up-front unbilled revenue is recorded for the sale of devices, this will be reflected in the balance sheet as a contract asset. a Under IFRS 15, certain incremental costs incurred in acquiring a contract with a customer will be deferred on the balance sheet and amortised as revenue is recognised under the related contract; this will generally lead to the later recognition of charges for some commissions payable to third party dealers and employees. a Certain costs incurred in fulfilling customer contracts will be deferred on the balance sheet under IFRS 15 and recognised as related revenue is recognised under the contract. Such deferred costs are likely to relate to the provision of deliverables to customers that do not qualify as performance obligations and for which revenue is not recognised; currently such costs are generally expensed as incurred. The Group is continuing to assess the impact of these and other accounting changes that will arise under IFRS 15; however, the changes highlighted above will have a material impact on the consolidated income statement and consolidated statement of financial position after the Group adopts IFRS 15 on 1 April 2018. When IFRS 15 is adopted, it can be applied either on a fully retrospective basis, requiring the restatement of the comparative periods presented in the financial statements, or with the cumulative retrospective impact of IFRS 15 applied as an adjustment to equity on the date of adoption; when the latter approach is applied it is necessary to disclose the impact of IFRS 15 on each line item in the financial statements in the reporting period. The Group currently intends to reflect the cumulative impact of IFRS 15 in equity on the date of adoption. IFRS 9 “Financial Instruments” IFRS 9 “Financial Instruments” was issued in July 2014 to replace IAS 39 “Financial Instruments: Recognition and Measurement”. The standard is effective for accounting periods beginning on or after 1 January 2018 with early adoption permitted but has not yet been endorsed for use in the EU. The standard will impact the classification and measurement of the Group’s financial instruments and will require certain additional disclosures. The changes to recognition and measurement of financial instruments and changes to hedge accounting rules are not currently considered likely to have any major impact on the Group’s current accounting treatment or hedging activities. The Group will not consider early adoption of IFRS 9 until the standard has been endorsed by the EU which is currently expected in the second half of 2016. IFRS 16 “Leases” IFRS 16 “Leases” was issued in January 2016 to replace IAS 17 “Leases”. The standard is effective for accounting periods beginning on or after 1 January 2019 with early adoption permitted if IFRS 15 “Revenue from Contracts with Customers” has been adopted. IFRS 16 has not yet been adopted by the EU. IFRS 16 will primarily change lease accounting for lessees; lease agreements will give rise to the recognition of an asset representing the right to use the leased item and a loan obligation for future lease payables. Lease costs will be recognised in the form of depreciation of the right to use asset and interest on the lease liability. Lessee accounting under IFRS 16 will be similar to existing IAS 17 accounting for finance leases, but will be substantively different for operating leases where rental charges are currently recognised on straight-line basis and no lease asset or lease loan obligation is recognised. Lessor accounting under IFRS 16 is similar to existing IAS 17 accounting. The Group is assessing the impact of the accounting changes that will arise under IFRS 16; however, the changes are expected to have a material impact on the consolidated income statement and consolidated statement of financial position. The Group has not yet decided whether to adopt IFRS 16 when IFRS 15 is adopted, on 1 April 2018, or on 1 April 2019. 95 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information

Notes to the consolidated financial statements (continued) 2. Segmental analysis The Group’s businesses are managed on a geographical basis. Selected financial data is presented on this basis below. The Group’s operating segments are established on the basis of those components of the Group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Group has a single group of related services and products, being the supply of communications services and products. Revenue is attributed to a country or region based on the location of the Group company reporting the revenue. Transactions between operating segments are charged at arm’s-length prices. Segment information is provided on the basis of geographic areas, being the basis on which the Group manages its worldwide interests, with each country in which the Group operates treated as an operating segment. The aggregation of operating segments into the Europe and AMAP regions reflects, in the opinion of management, the similar economic characteristics within each of those regions as well the similar products and services offered and supplied, classes of customers and the regulatory environment. In the case of the Europe region this largely reflects membership of the European Union, while for the AMAP region this largely includes emerging and developing economies that are in the process of rapid growth and industrialisation. Certain financial information is provided separately within the Europe region for Germany, Italy, the UK and Spain, and within the AMAP region for India and Vodacom, as these operating segments are individually material for the Group. During the year ended 31 March 2016, the Group amended its segmental reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015, the Group redefined its segments to report international voice transit revenue and costs within common functions rather than within the results disclosed for each country and region. The results presented for the years ended 31 March 2015 and 31 March 2014 have been restated onto a comparable basis. There is no impact on total Group revenue or cost. Accounting policies Revenue Revenue is recognised to the extent the Group has delivered goods or rendered services under an agreement, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Group. Revenue is measured at the fair value of the consideration receivable, exclusive of sales taxes and discounts. The Group principally obtains revenue from providing mobile and fixed telecommunication services including: access charges, voice and video calls, messaging, interconnect fees, fixed and mobile broadband and related services such as providing televisual and music content, connection fees and equipment sales. Products and services may be sold separately or in bundled packages. Revenue for access charges, voice and video calls, messaging and fixed and mobile broadband provided to contract customers is recognised as services are performed, with unbilled revenue resulting from services already provided accrued at the end of each period and unearned revenue from services to be provided in future periods deferred. Revenue from the sale of prepaid credit is deferred until such time as the customer uses the airtime, or the credit expires. Revenue from interconnect fees is recognised at the time the services are performed. Revenue for the provision of televisual and music content is recognised when or as the Group performs the related service and, depending on the nature of the service, is recognised either at the gross amount billed to the customer or the amount receivable by the Group as commission for facilitating the service. Customer connection revenue is recognised together with the related equipment revenue to the extent that the aggregate equipment and connection revenue does not exceed the fair value of the equipment delivered to the customer. Any customer connection revenue not recognised together with related equipment revenue is deferred and recognised over the period in which services are expected to be provided to the customer. Revenue for device sales is recognised when the device is delivered to the end customer and the significant risks and rewards of ownership have transferred. For device sales made to intermediaries, revenue is recognised if the significant risks associated with the device are transferred to the intermediary and the intermediary has no general right to return the device to receive a refund. If the significant risks are not transferred, revenue recognition is deferred until sale of the device to an end customer by the intermediary or the expiry of any right of return. In revenue arrangements including more than one deliverable, the arrangements are divided into separate units of accounting. Deliverables are considered separate units of accounting if the following two conditions are met: (i) the deliverable has value to the customer on a stand-alone basis and (ii) there is evidence of the fair value of the item. The arrangement consideration is allocated to each separate unit of accounting based on its relative fair value. Revenue allocated to deliverables is restricted to the amount that is receivable without the delivery of additional goods or services. This restriction typically applies to revenue recognised for devices provided to customers, including handsets. Commissions Intermediaries are given cash incentives by the Group to connect new customers and upgrade existing customers. For intermediaries who do not purchase products and services from the Group, such cash incentives are accounted for as an expense. Such cash incentives to other intermediaries are also accounted for as an expense if: a the Group receives an identifiable benefit in exchange for the cash incentive that is separable from sales transactions to that intermediary; and a the Group can reliably estimate the fair value of that benefit. Cash incentives that do not meet these criteria are recognised as a reduction of the related revenue. 96 Vodafone Group Plc Annual Report on Form 20-F 2016

Segmental revenue and profit Segment revenue £m Intra-region revenue £m Regional revenue £m Inter-region revenue £m Group revenue £m Adjusted EBITDA £m 31 March 2015 restated Germany 8,384 (16) 8,368 (22) 8,346 2,659 Italy 4,587 (13) 4,574 (1) 4,573 1,535 UK 6,199 (13) 6,186 (2) 6,184 1,345 Spain 3,614 (18) 3,596 (2) 3,594 782 Other Europe 4,993 (30) 4,963 (1) 4,962 1,573 Europe 27,777 (90) 27,687 (28) 27,659 7,894 India 4,309 (11) 4,298 (15) 4,283 1,282 Vodacom 4,341 – 4,341 – 4,341 1,527 Other AMAP 4,743 – 4,743 (10) 4,733 1,277 AMAP 13,393 (11) 13,382 (25) 13,357 4,086 Common Functions 1,257 – 1,257 (46) 1,211 (65) Group 42,427 (101) 42,326 (99) 42,227 11,915 31 March 2014 restated Germany 8,220 (9) 8,211 (11) 8,200 2,688 Italy 518 (1) 517 – 517 181 UK 6,248 (9) 6,239 (3) 6,236 1,398 Spain 3,471 (14) 3,457 (2) 3,455 786 Other Europe 5,514 (9) 5,505 (3) 5,502 1,735 Europe 23,971 (42) 23,929 (19) 23,910 6,788 India 3,939 – 3,939 (3) 3,936 1,135 Vodacom 4,718 – 4,718 – 4,718 1,716 Other AMAP 4,730 – 4,730 (9) 4,721 1,279 AMAP 13,387 – 13,387 (12) 13,375 4,130 Common Functions 1,065 – 1,065 (4) 1,061 166 Group 38,423 (42) 38,381 (35) 38,346 11,084 Discontinued operations Verizon Wireless 2 9,955 4,274 Notes: 1 With effect from 1 April 2015, Vodacom changed its accounting for the acquisition of handsets by certain customers through Vodacom SA’s indirect distribution channels. This had the effect of reducing equipment revenue and decreasing direct expenses, with no impact on profits or cash flows. The impact on prior years is not material. 2 Discontinued operations comprise our US group whose principal asset was a 45% interest in Verizon Wireless, which was sold on 21 February 2014. Refer to note 7 “Discontinued operations and assets held for sale” to the consolidated financial statements for further details. Total revenue recorded in respect of the sale of goods for the year ended 31 March 2016 was £3,269 million (2015: £3,211 million, 2014: £2,660 million). The Group’s measure of segment profit, adjusted EBITDA, excludes depreciation, amortisation, impairment loss, restructuring costs, loss on disposal of fixed assets, the Group’s share of results in associates and joint ventures and other income and expense. A reconciliation of adjusted EBITDA to operating profit/(loss) is shown overleaf. For a reconciliation of operating profit/(loss) to profit for the financial year, see the consolidated income statement on page 87. 97 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information 31 March 2016 Germany 7,787(26) 7,761(7) 7,7542,537 Italy 4,405(15) 4,390(1) 4,3891,478 UK 6,173(13) 6,160(7) 6,1531,289 Spain 3,633(19) 3,614(1) 3,613915 Other Europe 4,835(42) 4,793(3) 4,7901,467 Europe 26,833(115)26,718(19)26,6997,686 India 4,516(9)4,507(14) 4,4931,331 Vodacom1 3,887–3,887–3,8871,484 Other AMAP 4,814–4,814(15) 4,7991,227 AMAP 13,217(9)13,208(29)13,179 4,042 Common Functions 1,160–1,160(65) 1,095(116) Group 41,210(124)41,086(113)40,97311,612

Notes to the consolidated financial statements (continued) 2. Segmental analysis (continued) 2016 £m 2015 £m 2014 £m Segmental assets and cash flow Other expenditure on intangible assets £m Depreciation and amortisation £m Restated Operating free cash flow3 £m Non-current assets1 £m Capital expenditure2 £m Impairment loss £m 31 March 2015 Germany 19,521 2,003 3 2,574 – 992 Italy 6,938 1,105 95 1,334 – 542 UK 7,759 980 15 1,363 – 185 Spain 8,154 858 – 954 – (30) Other Europe 8,189 1,083 193 1,017 – 541 Europe 50,561 6,029 306 7,242 – 2,230 India 8,599 882 140 863 – 332 Vodacom 4,712 745 2 566 – 762 Other AMAP 4,915 919 35 900 – 398 AMAP 18,226 2,546 177 2,329 – 1,492 Common Functions 1,306 622 1 (6) – (859) Group 70,093 9,197 484 9,565 – 2,863 31 March 2014 Germany 22,780 1,312 3 2,036 4,900 1,695 Italy 7,984 180 – 164 – 251 UK 8,031 932 – 1,290 – 602 Spain 3,653 511 – 587 800 254 Other Europe 8,736 800 273 1,047 900 978 Europe 51,184 3,735 276 5,124 6,600 3,780 India 7,824 633 1,938 828 – 811 Vodacom 4,560 663 3 593 – 1,174 Other AMAP 4,850 711 11 932 – 605 AMAP 17,234 2,007 1,952 2,353 – 2,590 Common Functions 1,121 571 – 83 – 209 Group 69,539 6,313 2,228 7,560 6,600 6,579 Notes: 1 Comprises goodwill, other intangible assets and property, plant and equipment. 2 Includes additions to property, plant and equipment and computer software, reported within intangibles. Excludes licences and spectrum additions. 3 The Group’s measure of segment cash flow is reconciled to the closest equivalent GAAP measure cash generated by operations, on page 191. 98 Vodafone Group Plc Annual Report on Form 20-F 2016 31 March 2016 Germany 22,306 1,737 1,501 2,443– 651 Italy 7,748 1,123 170 1,223– 373 UK 7,508 890 103 1,393– 265 Spain 9,148 867 355 1,060– (111) Other Europe 5,984 1,015 6 1,004450 409 Europe 52,694 5,632 2,135 7,123450 1,587 India 11,115 812 2,731 937– 544 Vodacom 4,183 621 17 530– 792 Other AMAP 5,381 864 593 859– 385 AMAP 20,679 2,297 3,341 2,326– 1,721 Common Functions 1,477 670 – 49– (424) Group 74,850 8,599 5,476 9,498450 2,884 Adjusted EBITDA 11,612 11,91511,084 Depreciation, amortisation and loss on disposal of fixed assets (8,539) (8,345)(7,098) Share of results in associates and joint ventures 44 (63) 324 Adjusted operating profit 3,117 3,5074,310 Impairment loss (450) –(6,600) Restructuring costs (236) (157)(355) Amortisation of acquired customer based and brand intangible assets (979) (1,269)(551) Other income and expense (75) (114)(717) Operating profit/(loss) 1,377 1,967(3,913)

3. Operating profit/(loss) Detailed below are the key amounts recognised in arriving at our operating profit/(loss) 2016 £m 2015 £m 2014 £m The total remuneration of the Group’s auditor, PricewaterhouseCoopers LLP and other member firms of PricewaterhouseCoopers International Limited, for services provided to the Group during the year ended 31 March 2016 is analysed below. PricewaterhouseCoopers LLP was appointed as the Group’s auditor for the year ended 31 March 2015. Accordingly, comparative figures in the table below for the year ended 31 March 2014 are in respect of remuneration paid to the Group’s previous auditor, Deloitte LLP and other member firms of Deloitte Touche Tohmatsu Limited. 2016 £m 2015 £m 2014 £m Notes: 1 2 Relates to fees for statutory and regulatory filings. Amount for 2014 primarily arose from regulatory filings and shareholder documentation requirements in respect of the disposal of Verizon Wireless and the acquisition of the outstanding minority stake in Vodafone Italy. At the time of the Board decision to recommend PricewaterhouseCoopers LLP as the statutory auditor for the year ended 31 March 2015 in February 2014, PricewaterhouseCoopers LLP were providing a range of services to the Group. All services that were prohibited by the Securities and Exchange Commission (‘SEC’) for a statutory auditor to provide, ceased by 31 March 2014. All engagements that are not prohibited by the SEC, but would not have met the Group’s own internal approval policy for non-audit services, ceased by 30 June 2014 to enable a transition to alternative suppliers, where required. These services had a value of approximately £3 million through to completion and are included in the table above. 3 99 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Parent company 2 21 Subsidiaries 10 108 Audit fees: 12 12 9 Audit-related fees1 1 11 Other assurance services2, 3 – 13 Tax fees3 – 2– Non-audit fees: 1 4 4 Total fees 13 16 13 Net foreign exchange (gains)/losses (2) 816 Depreciation of property, plant and equipment (note 11): Owned assets 5,189 5,0023,990 Leased assets 57 4448 Amortisation of intangible assets (note 10) 4,252 4,5193,522 Impairment of goodwill in subsidiaries, associates and joint arrangements (note 4) 450 –6,600 Staff costs (note 25) 4,411 4,1943,875 Operating lease rentals payable 2,315 2,3032,153 Loss on disposal of property, plant and equipment and intangible assets 20 4985 Own costs capitalised attributable to the construction or acquisition of property, plant and equipment (562) (547)(455)

Notes to the consolidated financial statements (continued) 4. Impairment losses Impairment occurs when the carrying value of assets is greater than the present value of the net cash flows they are expected to generate. We review the carrying value of assets for each country in which we operate at least annually. For further details of our impairment review process see “Critical accounting judgements and key sources of estimation uncertainty” in note 1 “Basis of preparation” to the consolidated financial statements. Accounting policies Goodwill Goodwill is not subject to amortisation but is tested for impairment annually or whenever there is an indication that the asset may be impaired. For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognised for goodwill are not reversible in subsequent periods. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The Group prepares and approves formal five year management plans for its operations, which are used in the value in use calculations. In certain developing markets the fifth year of the management plan may not be indicative of the long-term future performance as operations may not have reached maturity. For these operations, the Group may extend the plan data for an additional five year period. Property, plant and equipment and finite lived intangible assets At each reporting period date, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount and an impairment loss is recognised immediately in the income statement. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years and an impairment loss reversal is recognised immediately in the income statement. Impairment losses Following our annual impairment review, the impairment charges recognised in the consolidated income statement within operating profit in respect of goodwill are stated below. The impairment losses were based on value in use calculations. 2016 £m 2015 £m 2014 £m Cash-generating unit Reportable segment Goodwill The remaining carrying value of goodwill at 31 March was as follows: 2016 £m 2015 £m 100 Vodafone Group Plc Annual Report on Form 20-F 2016 Germany 9,867 9,019 Italy 2,889 2,641 Spain 3,015 2,755 15,771 14,415 Other 7,018 8,122 22,789 22,537 Germany Germany – –4,900 Spain Spain – –800 Portugal Other Europe – –500 Czech Republic Other Europe – –200 Romania Other Europe 450 –200 450 –6,600

Key assumptions used in the value in use calculations The key assumptions used in determining the value in use are: Assumption How determined Budgeted adjusted EBITDA Budgeted adjusted EBITDA has been based on past experience adjusted for the following: a voice and messaging revenue is expected to benefit from increased usage from new customers, especially in emerging markets, the introduction of new services and traffic moving from fixed networks to mobile networks, though these factors will be offset by increased competitor activity, which may result in price declines, and the trend of falling termination and other regulated rates; a non-messaging data revenue is expected to continue to grow as the penetration of 3G (plus 4G where available) enabled devices and smartphones rise along with higher data bundle attachment rates, and new products and services are introduced; and a margins are expected to be impacted by negative factors such as the cost of acquiring and retaining customers in increasingly competitive markets and the expectation of further termination rate cuts by regulators and by positive factors such as the efficiencies expected from the implementation of Group initiatives. Budgeted capital expenditure The cash flow forecasts for capital expenditure are based on past experience and include the ongoing capital expenditure required to roll out networks in emerging markets, to provide voice and data products and services and to meet the population coverage requirements of certain of the Group’s licences. Capital expenditure includes cash outflows for the purchase of property, plant and equipment and computer software. Budgeted licence and spectrum payments The cash flow forecasts for licence and spectrum payments for each operating company for the initial five years include amounts for expected renewals and newly available spectrum. Beyond that period, a long-run cost of spectrum is assumed. Long-term growth rate For businesses where the five year management plans are used for the Group’s value in use calculations, a long-term growth rate into perpetuity has been determined as the lower of: a the nominal GDP rates for the country of operation; and a the long-term compound annual growth rate in adjusted EBITDA in years six to ten estimated by management. Pre-tax risk adjusted discount rate The discount rate applied to the cash flows of each of the Group’s operations is generally based on the risk free rate for ten year bonds issued by the government in the respective market. Where government bond rates contain a material component of credit risk, high quality local corporate bond rates may be used. These rates are adjusted for a risk premium to reflect both the increased risk of investing in equities and the systematic risk of the specific Group operating company. In making this adjustment, inputs required are the equity market risk premium (that is the required increased return required over and above a risk free rate by an investor who is investing in the market as a whole) and the risk adjustment, beta, applied to reflect the risk of the specific Group operating company relative to the market as a whole. In determining the risk adjusted discount rate, management has applied an adjustment for the systematic risk to each of the Group’s operations determined using an average of the betas of comparable listed mobile telecommunications companies and, where available and appropriate, across a specific territory. Management has used a forward-looking equity market risk premium that takes into consideration both studies by independent economists, the average equity market risk premium over the past ten years and the market risk premiums typically used by investment banks in evaluating acquisition proposals. Year ended 31 March 2016 During the year ended 31 March 2016 impairment charges of £450 million were recorded in respect of the Group’s investments in Romania. The impairment charge relates solely to goodwill. The recoverable amount of Romania is £0.7 billion. The impairment charges were driven by lower projected cash flows within the business plans resulting in our reassessment of expected future business performance in the light of the current trading environment. The table below shows key assumptions used in the value in use calculations. Assumptions used in value in use calculation Romania % Germany % Spain % Pre-tax risk adjusted discount rate 9.7 8.2 9.7 Long-term growth rate 1.0 0.5 1.5 Budgeted adjusted EBITDA1 (0.3) 3.1 8.8 Budgeted capital expenditure2 11.5–18.8 14.5–15.6 11.2–19.7 Notes: 1 Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Budgeted capital expenditure, which excludes licences and spectrum, is expressed as the range of capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. 101 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information

Notes to the consolidated financial statements (continued) 4. Impairment losses (continued) Sensitivity analysis Other than as disclosed below, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of any cash-generating unit to materially exceed its recoverable amount. The estimated recoverable amounts of the Group’s operations in Romania, Germany and Spain are equal to, or not materially greater than, their carrying values; consequently, any adverse change in key assumptions would, in isolation, cause a further impairment loss to be recognised. The estimated recoverable amounts of the Group’s operations in Germany and Spain exceed their carrying values by £1.6 billion and £0.8 billion respectively. Change required for carrying value to equal the recoverable amount Germany pps Spain pps Pre-tax risk adjusted discount rate 0.5 0.6 Long-term growth rate (0.5) (0.8) Budgeted adjusted EBITDA1 (0.9) (1.2) Budgeted capital expenditure2 4.4 4.8 The changes in the following table to assumptions used in the impairment review would have, in isolation, led to an (increase)/decrease to the aggregate impairment loss recognised in the year ended 31 March 2016. Romania Increase by 2pps £bn Decrease by 2pps £bn Pre-tax risk adjusted discount rate (0.2) 0.3 Long-term growth rate 0.3 (0.1) Budgeted adjusted EBITDA1 0.2 (0.2) Budgeted capital expenditure2 – – Notes: 1 Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Budgeted capital expenditure, which excludes licences and spectrum, is expressed as the range of capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. Year ended 31 March 2015 During the year ended 31 March 2015, no impairment charges were recorded in respect of the Group’s goodwill balances. The table below shows key assumptions used in the value in use calculations. Assumptions used in value in use calculation Germany % Italy % Spain % Pre-tax risk adjusted discount rate 8.2 10.5 9.8 Long-term growth rate 0.5 1.0 1.5 Budgeted adjusted EBITDA1 3.2 0.8 11.0 Budgeted capital expenditure2 11.6–21.7 12.5–25.6 11.5–23.3 Notes: 1 Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Budgeted capital expenditure, which excludes licences and spectrum, is expressed as the range of capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. Sensitivity analysis Other than as disclosed below, management believed that no reasonably possible change in any of the above key assumptions would cause the carrying value of any cash-generating unit to materially exceed its recoverable amount. The estimated recoverable amounts of the Group’s operations in Germany, Italy and Spain exceeded their carrying values by £2.2 billion, £1.3 billion and £0.3 billion respectively. Change required for carrying value to equal the recoverable amount Germany pps Italy pps Spain pps Pre-tax risk adjusted discount rate 0.8 1.6 0.3 Long-term growth rate (0.9) (1.8) (0.3) Budgeted adjusted EBITDA1 (7.3) (7.5) (2.6) Budgeted capital expenditure2 2.1 2.9 0.7 Notes: 1 Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Budgeted capital expenditure, which excludes licences and spectrum, is expressed as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. 102 Vodafone Group Plc Annual Report on Form 20-F 2016

Year ended 31 March 2014 During the year ended 31 March 2014 impairment charges of £4,900 million, £800 million, £500 million, £200 million and £200 million were recorded in respect of the Group’s investments in Germany, Spain, Portugal, Czech Republic and Romania respectively. The impairment charges related solely to goodwill. The recoverable amounts of Germany, Spain, Portugal, Czech Republic and Romania were £23.0 billion, £3.3 billion, £1.3 billion, £0.6 billion and £1.2 billion respectively. The impairment charges were driven by lower projected cash flows within the business plans resulting in our reassessment of expected future business performance in the light of current trading and economic conditions. The table below shows key assumptions used in the value in use calculations. Assumptions used in value in use calculation Germany % Italy % Spain % Portugal % Czech Republic % Romania % Greece % Pre-tax risk adjusted discount rate 7.7 10.5 9.9 11.1 8.0 11.0 24.3 Long-term growth rate 0.5 1.0 1.9 1.5 0.8 1.0 1.0 Budgeted adjusted EBITDA1 2.8 (2.2) (0.7) (0.8) (0.6) 1.7 4.7 Budgeted capital expenditure2 12.5–21.7 11.1–25.5 9.0–23.5 11.0–28.3 15.9–21.2 10.5–17.3 7.6–12.2 Notes: 1 Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Budgeted capital expenditure, which excludes licences and spectrum, is expressed as the range of capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. Sensitivity analysis Other than as disclosed below, management believed that no reasonably possible change in any of the above key assumptions would cause the carrying value of any cash-generating unit to exceed its recoverable amount. The estimated recoverable amounts of the Group’s operations in Germany, Italy, Spain, Portugal, Czech Republic, Romania and Greece were equal to, or not materially greater than, their carrying values; consequently, any adverse change in key assumptions would, in isolation, have caused a further impairment loss to be recognised. The changes in the following table to assumptions used in the impairment review would, in isolation, have led to an (increase)/decrease to the aggregate impairment loss recognised in the year ended 31 March 2014. Germany Spain Portugal Increase by 2pps £bn Decrease by 2pps £bn Increase by 2pps £bn Decrease by 2pps £bn Increase by 2pps £bn Decrease by 2pps £bn Pre-tax risk adjusted discount rate (7.1) 4.9 (0.9) 0.8 (0.3) 0.4 Long-term growth rate 4.9 (5.2) 0.8 (0.8) 0.4 (0.2) Budgeted adjusted EBITDA1 0.8 (0.8) 0.2 (0.2) 0.1 (0.1) Budgeted capital expenditure2 (2.4) 2.4 (0.8) 0.8 (0.2) 0.2 Czech Republic Romania Increase by 2pps £bn Decrease by 2pps £bn Increase by 2pps £bn Decrease by 2pps £bn Pre-tax risk adjusted discount rate (0.2) 0.2 (0.2) 0.2 Long-term growth rate 0.2 (0.2) 0.2 (0.2) Budgeted adjusted EBITDA1 – – 0.1 (0.1) Budgeted capital expenditure2 – – – – Notes: 1 Budgeted adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Budgeted capital expenditure is expressed as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. 103 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information

Notes to the consolidated financial statements (continued) 5. Investment income and financing costs Investment income comprises interest received from short-term investments, bank deposits, government bonds and results from foreign exchange contracts which are used to hedge net debt. Financing costs mainly arise from interest due on bonds and commercial paper issued, bank loans and the results of hedging transactions used to manage foreign exchange and interest rate movements. 2016 £m 2015 £m 2014 £m Notes: 1 Amounts for 2016 include net foreign exchange losses of £433 million (2015: £526 million gain; 2014: £21 million gain) arising from net foreign exchange movements on certain intercompany balances. The Group capitalised £179 million of interest expense in the year (2015: £142 million; 2014: £3 million) predominantly in relation to interest on India spectrum licence debt with a capitalisation rate of 10% (2015: 10%) Amounts for 2016 include net foreign exchange losses of £293 million (2015: £250 million; 2014: £201 million). Amounts for 2016 include an increase in provision for potential interest on tax issues. Amounts for 2015 and 2014 includes reductions of the provision for potential interest on tax issues. Includes amounts in relation to the Group’s arrangements with its non-controlling interests. 2 3 4 5 104 Vodafone Group Plc Annual Report on Form 20-F 2016 Investment income: Available-for-sale investments: Dividends received – –10 Loans and receivables at amortised cost 293 324184 Fair value through the income statement (held for trading): Derivatives – foreign exchange contracts – –82 Other1 7 55970 300 883 346 Financing costs: Items in hedge relationships: Other loans 171 245265 Interest rate and cross currency interest rate swaps (96) (123)(196) Fair value hedging instrument (106) (461)386 Fair value of hedged item 125 418(363) Other financial liabilities held at amortised cost: Bank loans and overdrafts2 669 842557 Bonds and other loans3 767 677770 Interest charge/(credit) on settlement of tax issues4 15 (4) (15) Equity put rights and similar arrangements5 – 11143 Fair value through the income statement (held for trading): Derivatives – forward starting swaps and futures 146 1311 Other1 433 –6 2,124 1,7361,554 Net financing costs 1,824 853 1,208

6. Taxation This note explains how our Group tax charge arises. The deferred tax section of the note also provides information on our expected future tax charges and sets out the tax assets held across the Group together with our view on whether or not we expect to be able to make use of these in the future. Accounting policies Income tax expense represents the sum of the current and deferred taxes. Current tax payable or recoverable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because some items of income or expense are taxable or deductible in different years or may never be taxable or deductible. The Group’s liability for current tax is calculated using UK and foreign tax rates and laws that have been enacted or substantively enacted by the reporting period date. Deferred tax is the tax expected to be payable or recoverable in the future arising from temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. It is accounted for using the statement of financial position liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that temporary differences or taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred tax liabilities are not recognised to the extent they arise from the initial recognition of non-tax deductible goodwill. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint arrangements, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The carrying amount of deferred tax assets is reviewed at each reporting period date and adjusted to reflect changes in the Group’s assessment that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised, based on tax rates that have been enacted or substantively enacted by the reporting period date. Tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they either relate to income taxes levied by the same taxation authority on either the same taxable entity or on different taxable entities which intend to settle the current tax assets and liabilities on a net basis. Tax is charged or credited to the income statement, except when it relates to items charged or credited to other comprehensive income or directly to equity, in which case the tax is recognised in other comprehensive income or in equity. Income tax expense 2016 £m 2015 £m 2014 £m Notes: 1 Relates to a claim under international conventions for the avoidance of double taxation. 2 The income statement tax charge includes tax relief on capitalised interest. UK operating profits are more than offset by statutory allowances for capital investment in the UK network and systems plus ongoing interest costs including those arising from the £6.8 billion of spectrum payments to the UK Government in 2000 and 2013. 105 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information United Kingdom corporation tax income/(expense): Current year1 (94) –– Adjustments in respect of prior years 49 1117 (45) 11 17 Overseas current tax expense: Current year 609 8463,114 Adjustments in respect of prior years (329) (149)(25) 280 697 3,089 Total current tax expense 235 708 3,106 Deferred tax on origination and reversal of temporary differences: United Kingdom deferred tax (20) (39) 57 Overseas deferred tax 3,154 (5,434)(19,745) Total deferred tax expense/(income) 3,134 (5,473)(19,688) Total income tax expense/(income)2 3,369 (4,765)(16,582)

Notes to the consolidated financial statements (continued) 6. Taxation (continued) Tax on discontinued operations 2016 £m 2015 £m 2014 £m Tax (credited)/charged directly to other comprehensive income 2016 £m 2015 £m 2014 £m Tax (credited)/charged directly to equity 2016 £m 2015 £m 2014 £m Factors affecting the tax expense for the year The table below explains the differences between the expected tax expense at the UK statutory tax rate of 20% (2015: 21% and 2014: 23%), and the Group’s total tax expense for each year. 2016 £m 2015 £m 2014 £m Notes: 1 See commentary regarding deferred tax asset recognition in Luxembourg and Germany on page 108. 2 Amounts for 2014 include the US tax charge of £2,210 million on the rationalisation and reorganisation of non-US assets prior to the disposal of our interest in Verizon Wireless. 106 Vodafone Group Plc Annual Report on Form 20-F 2016 Continuing (loss)/profit before tax as shown in the consolidated income statement (449) 1,095(5,270) Expected income tax (income)/expense at UK statutory tax rate (90) 230(1,212) Effect of different statutory tax rates of overseas jurisdictions 142 138(328) Impairment losses with no tax effect 90 –1,958 Disposal of Group investments – –211 Effect of taxation of associates and joint ventures, reported within profit before tax 21 2561 Derecognition/(recognition) of deferred tax assets for losses including Luxembourg and Germany1 1,001 (3,341)(19,318) Deferred tax charge/(credit) following revaluation of investments in Luxembourg1 2,277 (2,127) – Tax charge on rationalisation and re-organisation of non-US assets prior to VZW disposal2 – –1,365 Previously unrecognised temporary differences we expect to use in the future – (40) (164) Previously unrecognised temporary differences we used in the year (6) –– Current year temporary differences (including losses) that we currently do not expect to use 119 342215 Adjustments in respect of prior year tax liabilities (32) (245)(43) Restructuring and simplification of our Indian business (340) –– Impact of tax credits and irrecoverable taxes (43) 6637 Deferred tax on overseas earnings 14 384 Effect of current year changes in statutory tax rates on deferred tax balances 72 118158 Expenses not deductible for tax purposes 248 148210 Tax on income derived from discontinued operations – –418 Exclude taxation of associates and joint ventures (104) (117)(154) Income tax expense/(income) 3,369 (4,765)(16,582) Current tax (5) (4) 12 Deferred tax 2 (3) – Total tax (credited)/charged directly to equity (3) (7)12 Current tax (58) 2– Deferred tax 218 (267)23 Total tax charged/(credited) directly to other comprehensive income 160 (265)23 Tax (credit)/charge on profit from ordinary activities of discontinued operations – (57) 1,709 Total tax (credit)/charge on discontinued operations – (57)1,709

Deferred tax Analysis of movements in the net deferred tax balance during the year: £m Deferred tax assets and liabilities, before offset of balances within countries, are as follows: Amount (charged)/ credited in income statement £m Net recognised deferred tax (liability)/ asset £m Gross deferred tax asset £m Gross deferred tax liability £m Less amounts unrecognised1 £m Note: 1 Other unrecognised temporary differences include £141 million relating to Minimum Alternative Tax credits in India, of which £47 million expire within 0–5 years and £94 million expire within 6–10 years. Deferred tax assets and liabilities are analysed in the statement of financial position, after offset of balances within countries, as follows: £m At 31 March 2015, deferred tax assets and liabilities, before offset of balances within countries, were as follows: Amount credited/ (charged) in income statement £m Net recognised deferred tax (liability)/ asset £m Gross deferred tax asset £m Gross deferred tax liability £m Less amounts unrecognised £m Accelerated tax depreciation 382 1,183 (1,355) (61) (233) Intangible assets 195 107 (1,704) 13 (1,584) Tax losses 4,866 28,080 – (4,430) 23,650 Deferred tax on overseas earnings (38) – (40) – (40) Other temporary differences 68 1,695 (94) (144) 1,457 31 March 2015 5,473 31,065 (3,193) (4,622) 23,250 At 31 March 2015 deferred tax assets and liabilities were analysed in the statement of financial position, after offset of balances within countries, as follows: £m Deferred tax asset 23,845 Deferred tax liability (595) 31 March 2015 23,250 Factors affecting the tax charge in future years The Group’s future tax charge, and effective tax rate, could be affected by several factors including; tax reform in countries around the world, including any arising from the implementation of the OECD’s BEPS actions and European Commission initiatives such as the proposed anti-tax avoidance directive, tax and financial reporting directive or as a consequence of state aid investigations, future corporate acquisitions and disposals, any restructuring of our businesses and the resolution of open tax issues (see below). The Group is routinely subject to audit by tax authorities in the territories in which it operates and, specifically, in India these are usually resolved through the Indian legal system. We consider each issue on its merits and, where appropriate, hold provisions in respect of the potential tax liability that may arise. However, the amount ultimately paid may differ materially from the amount accrued and could therefore affect the Group’s overall profitability and cash flows in future periods. See note 30 “Contingent liabilities and legal proceedings” to the consolidated financial statements. 107 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Deferred tax asset 22,382 Deferred tax liability (446) 31 March 2016 21,936 Accelerated tax depreciation 2431,264 (1,309)(37) (82) Intangible assets 2767 (1,610)12(1,531) Tax losses (3,588)26,929 –(4,828)22,101 Deferred tax on overseas earnings (14) – (53) –(53) Other temporary differences 1981,818 (98) (219)1,501 31 March 2016 (3,134)30,078 (3,070)(5,072)21,936 1 April 2015 23,250 Exchange movements 2,043 Charged to the income statement (continuing operations) (3,134) Charged directly to OCI (218) Charged directly to equity (2) Reclassifications 8 Arising on acquisition and disposals (11) 31 March 2016 21,936

Notes to the consolidated financial statements (continued) 6. Taxation (continued) At 31 March 2016, the gross amount and expiry dates of losses available for carry forward are as follows: Expiring within 5 years £m Expiring within 6–10 years £m Unlimited £m Total £m At 31 March 2015, the gross amount and expiry dates of losses available for carry forward were as follows: Expiring within 5 years £m Expiring within 6–10 years £m Unlimited £m Total £m Losses for which a deferred tax asset is recognised 104 64 87,246 87,414 Losses for which no deferred tax is recognised 1,124 543 16,084 17,751 1,228 607 103,330 105,165 Deferred tax assets on losses in Luxembourg Included in the table above are losses of £64,186 million (2015: £70,576 million) that have arisen in Luxembourg companies, principally as a result of revaluations of those companies’ investments for local GAAP purposes. These losses do not expire. A deferred tax asset of £18,931 million (2015: £20,755 million) has been recognised in respect of these losses as we conclude it is probable that the Luxembourg entities will continue to generate taxable profits in the future against which we can utilise these losses. The Luxembourg companies’ income is derived from the Group’s internal financing and procurement and roaming activities. The Group has reviewed the latest forecasts for the Luxembourg companies, including their ability to continue to generate income beyond the forecast period under the tax laws substantively enacted at the balance sheet date. The assessment also considered whether the structure of the Group would continue to allow the generation of taxable income. Based on this the Group concludes that it is probable that the Luxembourg companies will continue to generate taxable income in the future. Based on the current forecasts the losses will be fully utilised over the next 50 to 60 years. A 5%–10% change in the forecast income in Luxembourg would change the period over which the losses will be fully utilised by 2–6 years. Any future changes in tax law or the structure of the Group could have a significant effect on the use of losses, including the period over which the losses are utilised. In February 2016 the Luxembourg Government announced their intention to reduce the corporate tax rate (including municipal business tax) to 27.1% for the year ending 31 March 2017 and 26.1% for the year ending 31 March 2018. The announced decrease in the corporate tax rate would reduce the value of our deferred tax assets by approximately £2.1 billion. During the current year we utilised £2,277 million of our deferred tax asset as a result of the revaluation of investments based upon the local GAAP financial statements at 31 March 2016 (2015: recognition of an additional asset of £2,127 million). The revaluation of investments for local GAAP purposes, which are based on the Group’s value in use calculations, can give rise to impairments or the reversal of previous impairments. These can result in a significant change to our deferred tax assets and the period over which these assets will be utilised. During the year the Group de-recognised a deferred tax asset of £930 million relating to losses in Luxembourg as a result of the absence of complete clarity on the tax treatment of certain revaluations of investments for Luxembourg GAAP purposes, combined with the length of time which would be likely to elapse before these losses would be utilised. We also have £7,642 million (2015: £7,642 million) of Luxembourg losses in a former Cable & Wireless Worldwide Group company, for which no deferred tax asset has been recognised as it is uncertain whether these losses will be utilised. Deferred tax assets on losses in Germany The Group has tax losses of £14,597 million (2015: £13,600 million) in Germany arising on the write down of investments in Germany in 2000. The losses are available to use against both German federal and trade tax liabilities and they do not expire. A deferred tax asset of £2,260 million (2015: £2,086 million) has been recognised in respect of these losses as we conclude it is probable that the German business will continue to generate taxable profits in the future against which we can utilise these losses. The Group has reviewed the latest forecasts for the German business which incorporate the unsystematic risks of operating in the telecommunications business (see pages 22 to 28). In the period beyond the 5 year forecast we have reviewed the profits inherent in the terminal period and based on these and our expectations for the German business we believe it is probable the German losses will be fully utilised. Based on the current forecasts the losses will be fully utilised over the next 10 to 15 years. A 5%–10% change in the forecast profits of the German business would change the period over which the losses will be fully utilised by one year. Deferred tax assets on losses in Spain During the 2015 year end, the Group acquired Grupo Corporativo Ono S.A. which had tax losses of £2,375 million in Spain and which are available to offset against the future profits of the Spanish business. The losses do not expire. A deferred tax asset of £673 million (2015: £603 million) has been recognised in respect of Ono’s losses as we conclude it is probable that the Spanish business will continue to generate taxable profits in the future against which we can utilise these losses. The Group has reviewed the latest forecasts for the Spanish business which incorporate the unsystematic risks of operating in the telecommunications business (see pages 22 to 28). In the period beyond the 5 year forecast we have reviewed the profits inherent in the value in use calculations and based on these and our expectations for the Spanish business we believe it is probable the losses will be fully utilised. Based on the current forecasts the losses will be fully utilised over the next 8 to 10 years. A 5%–10% change in the forecast profits of the Spanish business would not significantly alter the utilisation period. 108 Vodafone Group Plc Annual Report on Form 20-F 2016 Losses for which a deferred tax asset is recognised 564482,63082,730 Losses for which no deferred tax is recognised 27851 18,88719,216 334 95 101,517101,946

Other tax losses The Group has losses amounting to £6,724 million (2015: £6,735 million) in respect of UK subsidiaries which are only available for offset against future capital gains and since it is uncertain whether these losses will be utilised, no deferred tax asset has been recognised, in line with the prior year. The remaining losses relate to a number of other jurisdictions across the Group. There are also £384 million (2015: £310 million) of unrecognised other temporary differences. The Group holds a deferred tax liability of £53 million (2015: £40 million) in respect of deferred taxation that would arise if temporary differences on investments in subsidiaries, associates and interests in joint ventures were to be realised after the balance sheet date (see table above). No deferred tax liability has been recognised in respect of a further £14,106 million (2015: £14,925 million) of unremitted earnings of subsidiaries, associates and joint ventures because the Group is in a position to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future. It is not practicable to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings. 7. Discontinued operations and assets held for sale Discontinued operations On 21 February 2014 we completed the sale of our US group whose principal asset was its 45% interest in Verizon Wireless. The results of these discontinued operations are detailed below. Income statement and segment analysis of discontinued operations 2016 £m 2015 £m 2014 £m Gain on disposal of discontinued operations 2016 £m 2015 £m 2014 £m Note: 1 Includes dividends received from Verizon Wireless after the date of the announcement of the disposal. Profit for the financial year from discontinued operations 2016 £m 2015 £m 2014 £m Earnings per share from discontinued operations 2016 Pence per share 2015 Pence per share 2014 Pence per share Total comprehensive income for the financial year from discontinued operations 2016 £m 2015 £m 2014 £m Cash flows from discontinued operations1 2016 £m 2015 £m 2014 £m Note: 1 During the year ended 31 March 2015, the Group received a final tax distribution from Verizon Wireless of £359 million and a taxation refund of £84 million in relation to our disposed US Group. 109 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Net cash flows from operating activities – –(2,617) Net cash flows from investing activities – –4,830 Net cash flows from financing activities – –(2,225) Net decrease in cash and cash equivalents – –(12) Cash and cash equivalents at the beginning of the financial year – –– Exchange gain on cash and cash equivalents – –12 Cash and cash equivalents at the end of the financial year – –– Attributable to owners of the parent – 57 48,108 – Basic – 0.22p 181.74p – Diluted – 0.21p 180.30p Profit for the financial year from discontinued operations – 571,509 Net gain on disposal of discontinued operations – –46,599 Profit for the financial year from discontinued operations – 57 48,108 Gain on disposal of discontinued operations before taxation (see note 28) – –44,996 Other items arising from the disposal1 – –1,603 Net gain on disposal of discontinued operations – –46,599 Share of result in associates – –3,191 Net financing income – –27 Profit before taxation – –3,218 Taxation relating to performance of discontinued operations – 57(1,709) Post-tax profit from discontinued operations – 57 1,509

Notes to the consolidated financial statements (continued) 7. Discontinued operations and assets held for sale (continued) Assets held for sale On 15 February 2016 the Group agreed with Liberty Global Europe Holding B.V. to merge operations in the Netherlands as a 50:50 joint venture. As a part of the agreement, Vodafone agreed to pay cash consideration totalling €1 billion to equalise ownership in the joint venture. Assets and liabilities relating to our operations in the Netherlands have been classed as held for sale on the Statement of Financial Position. The relevant assets and liabilities are detailed in the table below. Assets and liabilities held for sale 2016 £m 110 Vodafone Group Plc Annual Report on Form 20-F 2016 Non-current assets Goodwill 680 Other intangible assets 1,099 Plant, property and equipment 847 Trade and other receivables 27 2,653 Current assets Inventory 25 Taxation recoverable 6 Trade and other receivables 193 Cash and cash equivalents 14 238 Total assets held for sale 2,891 Non-current liabilities Deferred tax liabilities 6 Provisions for liabilities and charges 14 20 Current liabilities Provisions for liabilities and charges 4 Trade and other payables 322 326 Total liabilities held for sale 346

8. Earnings per share Basic earnings per share is the amount of profit generated for the financial year attributable to equity shareholders divided by the weighted average number of shares in issue during the year. 2016 Millions 2015 Millions 2014 Millions 2016 £m 2015 £m 2014 £m On 19 February 2014, we announced a “6 for 11” share consolidation effective 24 February 2014. This had the effect of reducing the number of shares in issue from 52,821,751,216 ordinary shares (including 4,351,833,492 ordinary shares held in Treasury) as at the close of business on 18 February 2014 to 28,811,864,298 new ordinary shares in issue immediately after the share consolidation on 24 February 2014. 9. Equity dividends Dividends are one type of shareholder return, historically paid to our shareholders in February and August. 2016 £m 2015 £m 2014 £m On 2 September 2013 Vodafone announced that it had reached agreement to dispose of its US group whose principal asset was its 45% interest in Verizon Wireless (‘VZW’) to Verizon Communications Inc. (‘Verizon’), for a total consideration of US$130 billion (£79 billion). At a General Meeting of the Company on 28 January 2014, shareholders approved the transactions and following completion on 21 February 2014, Vodafone shareholders received all of the Verizon shares and US$23.9 billion (£14.3 billion) of cash (the ‘Return of Value’) totalling US$85.2 billion (£51.0 billion). The Return of Value was carried out in the form of a B share scheme pursuant to a Court-approved scheme of arrangement and associated reduction of capital (the ‘Scheme’). The Scheme provided shareholders (other than shareholders in the United States and certain other jurisdictions) with the flexibility to receive their proceeds as either an income or capital return. Under the Scheme, Vodafone shareholders were issued unlisted, non-voting bonus shares, which were shortly thereafter either cancelled in consideration of the relevant amount of Verizon shares and cash or the holders received the relevant amount of Verizon shares and cash in satisfaction of a special distribution on the bonus shares, depending on shareholder elections and subject to applicable securities laws. 111 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Declared during the financial year: Final dividend for the year ended 31 March 2015: 7.62 pence per share (2014: 7.47 pence per share, 2013: 6.92 pence per share) 2,020 1,9753,365 Interim dividend for the year ended 31 March 2016: 3.68 pence per share (2015: 3.60 pence per share, 2014: 3.53 pence per share) 978 9551,711 Special dividend for the year ended 31 March 2016: nil (2015: nil, 2014: 172.94 US cents per share – see below) – –35,490 2,998 2,93040,566 Proposed after the end of the reporting period and not recognised as a liability: Final dividend for the year ended 31 March 2016: 7.77 pence per share (2015: 7.62 pence per share, 2014: 7.47 pence per share) 2,064 2,0201,975 Basic (loss)/earnings per share (15.08)p 21.75p 223.84p Diluted (loss)/earnings per share (15.08)p 21.63p 222.07p (Loss)/earnings for basic and diluted earnings per share (4,024) 5,76159,254 Weighted average number of shares for basic earnings per share 26,692 26,48926,472 Effect of dilutive potential shares: restricted shares and share options – 140210 Weighted average number of shares for diluted earnings per share 26,692 26,62926,682

Notes to the consolidated financial statements (continued) 10. Intangible assets Our statement of financial position contains significant intangible assets, mainly in relation to goodwill and licences and spectrum. Goodwill, which arises when we acquire a business and pay a higher amount than the fair value of its net assets primarily due to the synergies we expect to create, is not amortised but is subject to annual impairment reviews. Licences and spectrum are amortised over the life of the licence. For further details see “Critical accounting judgements” in note 1 “Basis of preparation” to the consolidated financial statements. Accounting policies Identifiable intangible assets are recognised when the Group controls the asset, it is probable that future economic benefits attributed to the asset will flow to the Group and the cost of the asset can be reliably measured. Goodwill Goodwill arising on the acquisition of an entity represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is not subject to amortisation but is tested for impairment or whenever there is evidence that it may be required. Goodwill is denominated in the currency of the acquired entity and revalued to the closing exchange rate at each reporting period date. Negative goodwill arising on an acquisition is recognised directly in the income statement. On disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss recognised in the income statement on disposal. Goodwill arising before the date of transition to IFRS, on 1 April 2004, has been retained at the previous UK GAAP amounts, subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal. Finite lived intangible assets Intangible assets with finite lives are stated at acquisition or development cost, less accumulated amortisation. The amortisation period and method is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. Licence and spectrum fees Amortisation periods for licence and spectrum fees are determined primarily by reference to the unexpired licence period, the conditions for licence renewal and whether licences are dependent on specific technologies. Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives from the commencement of related network services. Computer software Computer software comprises computer software purchased from third parties as well as the cost of internally developed software. Computer software licences are capitalised on the basis of the costs incurred to acquire and bring into use the specific software. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and are probable of producing future economic benefits, are recognised as intangible assets. Direct costs of software development include employee costs and directly attributable overheads. Software integral to an item of hardware equipment is classified as property, plant and equipment. Costs associated with maintaining computer software programs are recognised as an expense when they are incurred. Internally developed software is recognised only if all of the following conditions are met: a an asset is created that can be separately identified; a it is probable that the asset created will generate future economic benefits; and a the development cost of the asset can be measured reliably. Amortisation is charged to the income statement on a straight-line basis over the estimated useful life from the date the software is available for use. Other intangible assets Other intangible assets, including brands and customer bases, are recorded at fair value at the date of acquisition. Amortisation is charged to the income statement, over the estimated useful lives of intangible assets from the date they are available for use, on a straight-line basis, with the exception of customer relationships which are amortised on a sum of digits basis. The amortisation basis adopted for each class of intangible asset reflects the Group’s consumption of the economic benefit from that asset. 112 Vodafone Group Plc Annual Report on Form 20-F 2016

Estimated useful lives The estimated useful lives of finite lived intangible assets are as follows: a Licence and spectrum fees 3–25 years a Computer software 3–5 years a Brands 1–10 years a Customer bases 2–10 years Licences and spectrum £m Computer software £m Goodwill £m Other £m Total £m Cost: 1 April 2014 77,121 30,592 10,212 5,332 123,257 Exchange movements (8,756) (1,235) (1,036) (542) (11,569) Arising on acquisition 1,634 – 48 905 2,587 Additions – 467 1,844 17 2,328 Disposals – – (464) (12) (476) Other – (20) 11 – (9) 31 March 2015 69,999 29,804 10,615 5,700 116,118 Accumulated impairment losses and amortisation: 1 April 2014 53,806 13,420 6,864 2,479 76,569 Exchange movements (6,344) (717) (707) (234) (8,002) Amortisation charge for the year – 1,751 1,491 1,277 4,519 Disposals – – (454) (12) (466) Other – – 8 – 8 31 March 2015 47,462 14,454 7,202 3,510 72,628 Net book value: 31 March 2015 22,537 15,350 3,413 2,190 43,490 Note: 1 Disposals of licences and spectrum comprise the removal of fully amortised assets that have expired. For licences and spectrum and other intangible assets, amortisation is included within the cost of sales line within the consolidated income statement. Licences and spectrum with a net book value of £1,124 million (2015: £2,059 million) have been pledged as security against borrowings. The net book value and expiry dates of the most significant licences are as follows: 2016 £m 2015 £m Expiry date The remaining amortisation period for each of the licences in the table above corresponds to the expiry date of the respective licence. A summary of the Group’s most significant spectrum licences can be found on pages 187 and 188. 113 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Germany 2016/2020/2025/2033 4,267 2,843 Italy 2018/2021/2029 1,262 1,094 UK 2023/2033 2,779 3,050 India 2016–2035 6,437 3,994 Qatar 2028/2029 942 987 Netherlands 2020/2029/2030 932 940 31 March 2016 22,789 18,8543,7971,32846,768 Exchange movements 4,078 467 481 735,099 Amortisation charge for the year – 1,707 1,559 9864,252 Impairment losses (note 4) 450 – – –450 Disposals – (2,362)1 (410) (2) (2,774) Transfer of assets held for resale – (722) (209) (7) (938) Other – – 17 –17 31 March 2016 51,990 13,544 8,640 4,56078,734 Exchange movements 5,443 1,136 688 1627,429 Arising on acquisition 17 – 5 2749 Additions – 5,474 1,850 107,334 Disposal – (2,362)1 (445) (2) (2,809) Transfer of assets held for resale (680) (1,654) (374) (9)(2,717) Other – – 98 –98 31 March 2016 74,779 32,398 12,437 5,888125,502

Notes to the consolidated financial statements (continued) 11. Property, plant and equipment We make significant investments in network equipment and infrastructure – the base stations and technology required to operate our networks – that form the majority of our tangible assets. All assets are depreciated over their useful economic lives. For further details on the estimation of useful economic lives, see “Critical accounting judgements” in note 1 “Basis of preparation” to the consolidated financial statements. Accounting policies Land and buildings held for use are stated in the statement of financial position at their cost, less any subsequent accumulated depreciation and any accumulated impairment losses. Amounts for equipment, fixtures and fittings, which includes network infrastructure assets and which together comprise an all but insignificant amount of the Group’s property, plant and equipment, are stated at cost less accumulated depreciation and any accumulated impairment losses. Assets in the course of construction are carried at cost, less any recognised impairment losses. Depreciation of these assets commences when the assets are ready for their intended use. The cost of property, plant and equipment includes directly attributable incremental costs incurred in their acquisition and installation. Depreciation is charged so as to write off the cost of assets, other than land, using the straight-line method, over their estimated useful lives, as follows: Land and buildings a Freehold buildings 25–50 years a Leasehold premises the term of the lease Equipment, fixtures and fittings a Network infrastructure and other 1–35 years Depreciation is not provided on freehold land. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease. The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between any sale proceeds and the carrying amount of the asset and is recognised in the income statement. 114 Vodafone Group Plc Annual Report on Form 20-F 2016

Equipment, fixtures and fittings £m Land and buildings £m Total £m Cost: 1 April 2014 1,646 48,563 50,209 Exchange movements (117) (4,107) (4,224) Arising on acquisition 7 3,443 3,450 Additions 172 7,181 7,353 Disposals (52) (1,664) (1,716) Other 13 14 27 31 March 2015 1,669 53,430 55,099 Accumulated depreciation and impairment: 1 April 2015 732 26,626 27,358 Exchange movements (62) (2,296) (2,358) Charge for the year 118 4,928 5,046 Disposals (24) (1,550) (1,574) Other (10) 34 24 31 March 2015 754 27,742 28,496 Net book value: 31 March 2015 915 25,688 26,603 The net book value of land and buildings and equipment, fixtures and fittings includes £27 million and £592 million respectively (2015: £24 million and £468 million) in relation to assets held under finance leases. Included in the net book value of land and buildings and equipment, fixtures and fittings are assets in the course of construction, which are not depreciated, with a cost of £26 million and £1,527 million respectively (2015: £85 million and £1,705 million). Property, plant and equipment with a net book value of £nil (2015: £nil) has been pledged as security against borrowings. 115 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information 31 March 2016 990 27,09228,082 Exchange movements 311,3751,406 Charge for the year 1315,1155,246 Disposals (26) (1,488)(1,514) Transfer of assets held for resale (2) (922)(924) Other 14(18) (4) 31 March 2016 902 31,80432,706 Exchange movements 332.3822,415 Additions 1336,6086,741 Disposals (37) (1,583)(1,620) Transfer of assets held for resale (2) (1,769)(1,771) Other 96(172)(76) 31 March 2016 1,89258,89660,788

Notes to the consolidated financial statements (continued) 12. Investments in associates and joint arrangements We hold interests in several associates where we have significant influence, with the most significant being Safaricom Limited following the disposal of Verizon Wireless on 21 February 2014 as well as interests in a number of joint arrangements where we share control with one or more third parties. For further details see “Critical accounting judgements” in note 1 “Basis of preparation” to the consolidated financial statements. Accounting policies Interests in joint arrangements A joint arrangement is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control; that is, when the relevant activities that significantly affect the investee’s returns require the unanimous consent of the parties sharing control. Joint arrangements are either joint operations or joint ventures. Joint operations A joint operation is a joint arrangement whereby the parties that have joint control have the rights to the assets, and obligations for the liabilities, relating to the arrangement or that other facts and circumstances indicate that this is the case. The Group’s share of assets, liabilities, revenue, expenses and cash flows are combined with the equivalent items in the financial statements on a line-by-line basis. Any goodwill arising on the acquisition of the Group’s interest in a jointly controlled entity is accounted for in accordance with the Group’s accounting policy for goodwill arising on the acquisition of a subsidiary. Joint ventures A joint venture is a joint arrangement whereby the parties that have joint control have the rights to the net assets of the arrangement. At the date of acquisition, any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the joint venture is recognised as goodwill. The goodwill is included within the carrying amount of the investment. The results and assets and liabilities of joint ventures are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in joint ventures are carried in the consolidated statement of financial position at cost as adjusted for post-acquisition changes in the Group’s share of the net assets of the joint venture, less any impairment in the value of the investment. The Group’s share of post-tax profits or losses are recognised in the consolidated income statement. Losses of a joint venture in excess of the Group’s interest in that joint venture are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture. Associates An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but do not have control or joint control over those policies. At the date of acquisition, any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate is recognised as goodwill. The goodwill is included within the carrying amount of the investment. The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated statement of financial position at cost as adjusted for post-acquisition changes in the Group’s share of the net assets of the associate, less any impairment in the value of the investment. The Group’s share of post-tax profits or losses are recognised in the consolidated income statement. Losses of an associate in excess of the Group’s interest in that associate are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. Joint operations The Company’s principal joint operation has share capital consisting solely of ordinary shares and is indirectly held, and principally operates in the UK. The financial and operating activities of the operation are jointly controlled by the participating shareholders and are primarily designed for all but an insignificant amount of the output to be consumed by the shareholders. Country of incorporation or registration Percentage1 shareholdings Name of joint operation Principal activity Cornerstone Telecommunications Infrastructure Limited Network infrastructure UK 50.0 Note: 1 Effective ownership percentages of Vodafone Group Plc at 31 March 2016 rounded to the nearest tenth of one percent. 116 Vodafone Group Plc Annual Report on Form 20-F 2016

Joint ventures and associates 2016 £m 2015 £m Joint ventures The financial and operating activities of the Group’s joint ventures are jointly controlled by the participating shareholders. The participating shareholders have rights to the net assets of the joint ventures though their equity shareholdings. Unless otherwise stated, the Company’s principal joint ventures all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all joint ventures is also their principal place of operation. Country of incorporation or registration Percentage1 shareholdings Name of joint venture Principal activity Indus Towers Limited2 Network infrastructure India 42.0 Vodafone Hutchison Australia Pty Limited3 Network operator Australia 50.0 Notes: 1 Effective ownership percentages of Vodafone Group Plc at 31 March 2016 rounded to the nearest tenth of one percent. 2 42% of Indus Towers Limited is held by Vodafone India Limited (‘VIL’). 3 Vodafone Hutchison Australia Pty Limited has a year end of 31 December. Joint ventures included the results of the Vodafone Omnitel B.V. until 21 February 2014. On 21 February 2014 the Group acquired the remaining 23.1% interest upon which date the results of the wholly-acquired entity were consolidated in the Group’s financial statements. The following table provides aggregated financial information for the Group’s joint ventures as it relates to the amounts recognised in the income statement, statement of comprehensive income and statement of financial position. (Loss)/profit from continuing operations Other comprehensive income Total comprehensive (expense)/income Investment in joint ventures 2016 £m 2015 £m 2014 £m 2016 £m 2015 £m 2014 £m 2016 £m 2015 £m 2014 £m 2016 £m 2015 £m 2014 £m Note: 1 Prior to 21 February 2014 the other participating shareholder held substantive veto rights such that the Group did not unilaterally control the financial and operating policies of Vodafone Omnitel B.V. The summarised financial information for each of the Group’s material equity accounted joint ventures on a 100% ownership basis is set out below. Vodafone Hutchison Australia Pty Limited Vodafone Omnitel B.V.1 Indus Towers Limited 2016 £m 2015 £m 2014 £m 2016 £m 2015 £m 2014 £m 2016 £m 2015 £m 2014 £m Note: 1 Prior to 21 February 2014 the other participating shareholder held substantive veto rights such that the Group did not unilaterally control the financial and operating policies of Vodafone Omnitel B.V. The Group did not receive a dividend in the year to 31 March 2016 (2015: £166 million; 2014: £26 million) from Indus Towers Limited. 117 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Income statement and statement of comprehensive income Revenue – – 4,931 1,669 1,580 1,547 1,722 1,838 2,032 Depreciation and amortisation – –(937) (358) (407)(507) (379) (415)(423) Interest income – –1 7 2920 2 210 Interest expense – –(15) (62) (75) (124) (197) (228)(212) Income tax (expense)/income – –(174) (137) (182)39 – –1 Profit or loss from continuing operations – –339 176 4451 (225) (320)(132) Other comprehensive (expense)/income – –– – –– (1) 2– Total comprehensive income/(expense) – –339 176 4451 (226) (318)(132) Statement of financial position Non-current assets – – 1,494 1,482 2,119 2,285 Current assets – – 239 278 395 424 Non-current liabilities – – (519) (686) (2,591) (3,473) Current liabilities – – (461) (487) (1,735) (743) Equity shareholders’ funds – – (753) (587) 1,812 1,507 Cash and cash equivalents within current assets – – 37 6 123 90 Non-current liabilities excluding trade and other payables and provisions – – (301) (481) (2,532) (3,325) Current liabilities excluding trade and other payables and provisions – – (170) (188) (1,152) (90) Vodafone Omnitel B.V.1 – –– – –261 – –– – –261 Indus Towers Limited 316 247373 74 1821 – –– 74 1821 Vodafone Hutchison Australia Pty Limited (816) (667)(559) (112) (160)(66) (1) 1– (113) (159) (66) Other 62 8928 (29) (9)5 – –– (29) (9)5 Total (438) (331) (158) (67) (151)221 (1) 1 – (68) (150)221 Investment in joint ventures (438) (331) Investment in associates 356 328 31 March (82) (3)

Notes to the consolidated financial statements (continued) 12. Investments in associates and joint arrangements (continued) Associates Unless otherwise stated, the Company’s principal associates all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all associates is also their principal place of operation. Country of incorporation or registration Percentage1 shareholdings Name of associate Principal activity Safaricom Limited2,3 Network operator Kenya 40.0 Notes: 1 Effective ownership percentages of Vodafone Group Plc at 31 March 2016 rounded to the nearest tenth of one percent. 2 The Group also holds two non-voting shares. 3 At 31 March 2016 the fair value of Safaricom Limited was KES 270 billion (£1,851 million) based on the closing quoted share price on the Nairobi Stock Exchange. On 21 February 2014 the Group disposed of its 45% interest in Cellco Partnership which traded under the name Verizon Wireless. Results from discontinued operations are disclosed in note 7 “Discontinued operations and assets held for resale” to the consolidated financial statements. The Group received £4,828 million of dividends in the year to 31 March 2014 from Cellco Partnership. The following table provides aggregated financial information for the Group’s associates as it relates to the amounts recognised in the income statement, statement of comprehensive income and consolidated statement of financial position. Profit from continuing operations Other comprehensive expense Total comprehensive expense Investment in associates 2016 £m 2015 £m 2014 £m 2016 £m 2015 £m 2014 £m 2016 £m 2015 £m 2014 £m 2016 £m 20152014 £m £m The summarised financial information for the Group’s former material equity accounted associate on a 100% ownership basis is set out below. Cellco Partnership 2016 £m 2015 £m 2014 £m 118 Vodafone Group Plc Annual Report on Form 20-F 2016 Income statement and statement of comprehensive income Revenue – – 22,122 Depreciation and amortisation – –(2,186) Interest income – –1 Interest expense – –(38) Income tax (expense)/income – –(111) Post-tax profit from discontinued operations – –7,092 Other comprehensive expense – –(2) Total comprehensive income – –7,090 Statement of financial position Non-current assets – – Current assets – – Non-current liabilities – – Current liabilities – – Equity shareholders’ funds – – Cash and cash equivalents within current assets – – Non-current liabilities excluding trade and other payables and provisions – – Current liabilities excluding trade and other payables and provisions – – Cellco Partnership – –– – –– – –(1) – –3,190 Other 356 328272 111 8857 – –– 111 8857 Total 356 328 272 111 88 57 – –(1) 111 88 3,247

13. Other investments We hold a number of other listed and unlisted investments, mainly comprising US$5.0 billion of loan notes from Verizon Communications Inc. Accounting policies Other investments are recognised and derecognised on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, including transaction costs. Other investments classified as held for trading and available-for-sale are stated at fair value. Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in net profit or loss for the period. For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity, determined using the weighted average cost method, is included in the net profit or loss for the period. Other investments classified as loans and receivables are stated at amortised cost using the effective interest method, less any impairment. 2016 £m 2015 £m The listed and unlisted securities are classified as available-for-sale. Public debt and bonds are classified as held for trading, and other debt and bonds which are not quoted in an active market, are classified as loans and receivables. Unlisted equity investments are recorded at fair value where appropriate. Other debt and bonds includes loan notes of US$5.0 billion (£3,481 million) issued by Verizon Communications Inc. as part of the Group’s disposal of its interest in Verizon Wireless all of which is recorded within non-current assets. The carrying amount of these loan notes approximates fair value. Current other investments comprise the following: 2016 £m 2015 £m Public debt and bonds are classified as held for trading. Cash held in restricted deposits are classified as loans and receivables and include amounts held in qualifying assets by Group insurance companies to meet regulatory requirements. Other debt and bonds includes £967 million (2015: £2,016 million) of assets held for trading in managed investment funds with liquidity of up to 90 days and £1,574 million (2015: £38 million) of assets classified as loans and receivables comprising collateral paid on derivative financial instruments. Collateral passed in 2016 includes £1,460 million in relation to put options issued with regard to the mandatory convertible bonds’ hedging strategy. Current public debt and bonds include government bonds of £659 million (2015: £830 million) which consist of highly liquid index linked gilts with less than two years to maturity held on an effective floating rate basis. For public debt and bonds, other debt and bonds and cash held in restricted deposits, the carrying amount approximates fair value. 119 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Included within current assets: Debt securities: Public debt and bonds 888 982 Other debt and bonds 2,541 2,223 Cash and other investments held in restricted deposits 791 650 4,220 3,855 Included within non-current assets: Equity securities: Listed 3 4 Unlisted 82 222 Debt securities: Public debt and bonds 95 148 Other debt and bonds 3,482 3,383 3,662 3,757

Notes to the consolidated financial statements (continued) 14. Inventory Our inventory primarily consists of mobile handsets and is presented net of an allowance for obsolete products. Accounting policies Inventory is stated at the lower of cost and net realisable value. Cost is determined on the basis of weighted average costs and comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. 2016 £m 2015 £m Inventory is reported net of allowances for obsolescence, an analysis of which is as follows: 2016 £m 2015 £m 2014 £m Cost of sales includes amounts related to inventory of £5,427 million (2015: £5,701 million; 2014: £5,340 million). 120 Vodafone Group Plc Annual Report on Form 20-F 2016 1 April (74) (88) (89) Exchange movements (3) 86 Amounts (debited)/credited to the income statement (22) 6(5) 31 March (99) (74)(88) Goods held for resale 565 482

15. Trade and other receivables Our trade and other receivables mainly consist of amounts owed to us by customers and amounts that we pay to our suppliers in advance. Trade receivables are shown net of an allowance for bad or doubtful debts. Derivative financial instruments with a positive market value are reported within this note. Accounting policies Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Estimated irrecoverable amounts are based on the ageing of the receivable balances and historical experience. Individual trade receivables are written off when management deems them not to be collectible. 2016 £m 2015 £m The Group’s trade receivables are stated after allowances for bad and doubtful debts based on management’s assessment of creditworthiness, an analysis of which is as follows: 2016 £m 2015 £m 2014 £m The carrying amounts of trade and other receivables approximate their fair value and are predominantly non-interest bearing. The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest rates and foreign currency rates prevailing at 31 March. 2016 £m 2015 £m 121 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Included within “Derivative financial instruments”: Fair value through the income statement (held for trading): Interest rate swaps 2,027 2,378 Cross currency interest rate swaps 236 218 Options 36 – Foreign exchange contracts 231 33 2,530 2,629 Designated hedge relationships: Interest rate swaps 384 88 Cross currency interest rate swaps 1,390 1,288 4,304 4,005 1 April 802 589770 Exchange movements 4 (60) (67) Amounts charged to administrative expenses 498 541347 Other (209) (268)(461) 31 March 1,095 802 589 Included within non-current assets: Trade receivables 371 288 Amounts owed by associates and joint ventures 96 85 Other receivables 493 190 Prepayments 130 566 Derivative financial instruments 3,490 3,736 4,580 4,865 Included within current assets: Trade receivables 4,401 3,944 Amounts owed by associates and joint ventures 173 133 Other receivables 954 930 Prepayments 1,040 938 Accrued income 1,759 1,839 Derivative financial instruments 814 269 9,141 8,053

Notes to the consolidated financial statements (continued) 16. Trade and other payables Our trade and other payables mainly consist of amounts we owe to our suppliers that have been invoiced or are accrued. They also include taxes and social security amounts due in relation to our role as an employer. Derivative financial instruments with a negative market value are reported within this note. Accounting policies Trade payables are not interest bearing and are stated at their nominal value. 2016 £m 2015 £m The carrying amounts of trade and other payables approximate their fair value. The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest and foreign currency rates prevailing at 31 March. 2016 £m 2015 £m 122 Vodafone Group Plc Annual Report on Form 20-F 2016 Included within “Derivative financial instruments”: Fair value through the income statement (held for trading): Interest rate swaps 885 672 Cross currency interest rate swaps 347 229 Options 64 11 Foreign exchange contracts 59 46 1,355 958 Designated hedge relationships Interest rate swaps 22 10 Cross currency interest rate swaps 187 16 1,564 984 Included within non-current liabilities: Other payables 98 86 Accruals 144 161 Deferred income 130 123 Derivative financial instruments 1,129 894 1,501 1,264 Included within current liabilities: Trade payables 5,867 5,054 Amounts owed to associates and joint ventures 53 44 Other taxes and social security payable 1,040 1,028 Other payables 760 621 Accruals 6,022 6,408 Deferred income 1,555 1,663 Derivative financial instruments 435 90 15,732 14,908

17. Provisions A provision is a liability recorded in the statement of financial position, where there is uncertainty over the timing or amount that will be paid, and is therefore often estimated. The main provisions we hold are in relation to asset retirement obligations, which include the cost of returning network infrastructure sites to their original condition at the end of the lease, and claims for legal and regulatory matters. For further details see “Critical accounting judgements” in note 1 “Basis of preparation” to the consolidated financial statements. Accounting policies Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at the Directors’ best estimate of the expenditure required to settle the obligation at the reporting date and are discounted to present value where the effect is material. Asset retirement obligations In the course of the Group’s activities, a number of sites and other assets are utilised which are expected to have costs associated with de-commissioning. The associated cash outflows are substantially expected to occur at the dates of exit of the assets to which they relate, which are long-term in nature, primarily in periods up to 25 years from when the asset is brought into use. Legal and regulatory The Group is involved in a number of legal and other disputes, including notifications of possible claims. The Directors of the Company, after taking legal advice, have established provisions after taking into account the facts of each case. The timing of cash outflows associated with the majority of legal claims are typically less than one year, however, for some legal claims the timing of cash flows may be long-term in nature. For a discussion of certain legal issues potentially affecting the Group see note 30 “Contingent liabilities and legal proceedings” to the consolidated financial statements. Other provisions Other provisions comprises various provisions including those for restructuring costs and property. The associated cash outflows for restructuring costs are primarily less than one year. The timing of the cash flows associated with property is dependent upon the remaining term of the associated lease. Asset retirement obligations £m Legal and regulatory £m Other £m Total £m 1 April 2014 485 557 767 1,809 Exchange movements (34) (18) (47) (99) Arising on acquisition – 26 59 85 Amounts capitalised in the year 58 – – 58 Amounts charged to the income statement – 277 270 547 Utilised in the year - payments (13) (51) (385) (449) Amounts released to the income statement (30) (100) (96) (226) Other – 143 (19) 124 31 March 2015 466 834 549 1,849 123 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Exchange movements 21 193070 Amounts capitalised in the year 31 ––31 Amounts charged to the income statement – 172386558 Utilised in the year - payments (38) (60) (260)(358) Amounts released to the income statement (15) (58) (76) (149) Transfer of liabilities held for resale (14) (1)(3) (18) Other – 55(1) 54 31 March 2016 451 961 625 2,037

Notes to the consolidated financial statements (continued) 17. Provisions (continued) Provisions have been analysed between current and non-current as follows: 31 March 2016 Asset retirement obligations £m Legal and regulatory £m Other £m Total £m 31 March 2015 Asset retirement obligations £m Legal and regulatory £m Other £m Total £m Current liabilities 14 311 442 767 Non-current liabilities 452 523 107 1,082 466 834 549 1,849 18. Called up share capital Called up share capital is the number of shares in issue at their par value. A number of shares were allotted during the year in relation to employee share schemes. Accounting policies Equity instruments issued by the Group are recorded at the amount of the proceeds received, net of direct issuance costs. 2016 2015 Number £m Number £m Note: 1 At 31 March 2016, the Group held 2,254,825,696 (2015: 2,300,749,013) treasury shares with a nominal value of £297 million (2015: £303 million). The market value of shares held was £4,988 million (2015: £5,072 million). During the year 45,923,317 (2015: 71,213,894) treasury shares were reissued under Group share schemes. Allotted during the year Nominal value £m Net proceeds £m Number On 19 February 2016, we announced the placing of subordinated mandatory convertible bonds totalling £1.44 billion with an 18 months maturity date due in 2017 and £1.44 billion with a 3 year maturity due in 2019. The bonds are convertible into a total of 1,325,356,650 ordinary shares with a conversion price of £2.1730 per share. For further details see note 22 “Liquidity and capital resources”. 124 Vodafone Group Plc Annual Report on Form 20-F 2016 UK share awards –– – US share awards 608,910– 1 Total share awards 608,910 – 1 Ordinary shares of 2020 21 US cents each allotted, issued and fully paid:1 1 April 28,812,787,0983,792 28,811,923,1283,792 Allotted during the year 608,910– 863,970– 31 March 28,813,396,0083,792 28,812,787,0983,792 Current liabilities 12242 503757 Non-current liabilities 439719 1221,280 451 961 625 2,037

19. Reconciliation of net cash flow from operating activities The table below shows how our profit for the year from continuing operations translates into cash flows generated from our operating activities. 2016 £m 2015 £m 2014 £m Notes 20. Cash and cash equivalents The majority of the Group’s cash is held in bank deposits, money market funds or in repurchase agreements which have a maturity of three months or less to enable us to meet our short-term liquidity requirements. Accounting policies Cash and cash equivalents comprise cash in hand and call deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. 2016 £m 2015 £m Cash and cash equivalents are held by the Group on a short-term basis with all having an original maturity of three months or less. The carrying amount approximates their fair value. Cash and cash equivalents of £1,284 million (2015: £1,722 million) are held in countries with restrictions on remittances but where the balances could be used to repay subsidiaries’ third party liabilities. Of the balance at 31 March 2015, INR 57,863 million (£623 million) was used to settle India spectrum licence obligations on 8 April 2015. 125 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Cash at bank and in hand 1,737 2,379 Money market funds 5,781 2,402 Repurchase agreements 2,700 2,000 Commercial paper – 101 Cash and cash equivalents as presented in the statement of financial position 10,218 6,882 Bank overdrafts (9) (21) Cash and cash equivalents as presented in the statement of cash flows 10,209 6,861 (Loss)/profit for the financial year (3,818) 5,91759,420 Profit for the financial year from discontinued operations7 – (57) (48,108) (Loss)/profit for the financial year from continuing operations (3,818) 5,86011,312 Non-operating income and expense 2 19149 Investment income (300) (883)(346) Financing costs 2,124 1,7361,554 Income tax expense /(credit)6 3,369 (4,765)(16,582) Operating profit/(loss) 1,377 1,967(3,913) Adjustments for: Share-based payments27 117 8892 Depreciation and amortisation10, 11 9,498 9,5657,560 Loss on disposal of property, plant and equipment and intangible assets3 20 4985 Share of result of equity accounted associates and joint ventures 12 (44) 63(278) Impairment losses4 450 –6,600 Other income and expense 75 114620 (Increase)/decrease in inventory 14 (98) (73) 4 (Increase)/decrease in trade and other receivables15 (547) (230)526 Increase/(decrease) in trade and other payables16 372 (1,146) 851 Cash generated by operations 11,220 10,39712,147 Net tax paid (739) (682)(5,920) Net cash flow from operating activities 10,481 9,7156,227

Notes to the consolidated financial statements (continued) 21. Borrowings The Group’s sources of borrowing for funding and liquidity purposes come from a range of committed bank facilities and through short-term and long-term issuances in the capital markets including bond and commercial paper issues and bank loans. We manage the basis on which we incur interest on debt between fixed interest rates and floating interest rates depending on market conditions using interest rate derivatives. The Group enters into foreign exchange contracts to mitigate the impact of exchange rate movements on certain monetary items. Accounting policies Capital market and bank borrowings Interest bearing loans and overdrafts are initially measured at fair value (which is equal to cost at inception), and are subsequently measured at amortised cost, using the effective interest rate method, except where they are identified as a hedged item in a designated hedge relationship. Any difference between the proceeds net of transaction costs and the amount due on settlement or redemption of borrowings is recognised over the term of the borrowing. Where bonds issued with certain conversion rights are identified as compound instruments they are initially measured at fair value with the nominal amounts recognised as a component in equity and the fair value of future coupons included in borrowings. These are subsequently measured at amortised cost using the effective interest rate method. Carrying value and fair value information 2016 2015 Short-term borrowings £m Long-term borrowings £m Short-term borrowings £m Long-term borrowings £m Total £m Total £m Notes: 1 At 31 March 2016, amount includes £2,837 million (2015: £2,542 million) in relation to collateral support agreements. 2 Includes a £1.4 billion (2015: £1.3 billion) liability for payments due to holders of the equity shares in Kabel Deutschland AG under the terms of a domination and profit and loss transfer agreement. Amount also includes £50 million (2015: £nil) and £69 million (2015: £nil) in short and long-term borrowings respectively in relation to the debt component of the mandatory convertible bonds maturing on 25 August 2017 and 25 February 2019. These are compound instruments with nominal values recorded in equity. The initial fair value of future coupons is recognised as debt and subsequently measured at amortised cost using the effective interest rate method. Bank loans include INR 629 billion (£6.6 billion) (2015: INR 457 billion (£4.9 billion)) of loans held by Vodafone India Limited (‘VIL’) and its subsidiaries (the “VIL Group”). The VIL Group has a number of security arrangements supporting certain licences secured under the terms of agreements between the Group, the Department of Telecommunications and the Government of India including certain pledges of the shares within the VIL Group. The terms and conditions of the security arrangements mean that, should members of the VIL Group not meet all of their loan payment and performance obligations, the lenders may sell the pledged shares and enforce rights over the certain licences under the terms of the tri-party agreements to recover their losses, with any remaining sales proceeds being returned to the VIL Group. Each of the eight legal entities within the VIL Group provide cross guarantees to the lenders in respect of debt contracted by the other entities. The fair value and carrying value of the Group’s short-term borrowings are as follows: Sterling equivalent nominal value Fair value Carrying value 2016 £m 2015 £m 2016 £m 2015 £m 2016 £m 2015 £m Note: 1 Amounts for 2016 include £50 million in relation to the short -term debt component of the mandatory convertible bonds. 126 Vodafone Group Plc Annual Report on Form 20-F 2016 Financial liabilities measured at amortised cost1 13,737 10,689 13,995 10,843 13,987 10,837 Bonds: 395 1,265 399 1,309 412 1,297 5.125% euro 500 million bond due April 2015 – 361 – 362 – 379 6.25% euro 1,250 million bond due January 2016 – 904 – 947 – 918 4.75% euro 500 million bond due June 2016 395 – 399 – 412 – Bonds in designated hedge relationships: 1,598 489 1,637 489 1,621 489 2.15% Japanese yen 3,000 million bond due April 2015 – 17 – 17 – 17 Floating rate note US dollar 700 million due February 2016 – 472 – 472 – 472 5.625% US dollar 1,300 million bond due February 2017 903 – 939 – 927 – 1.625% US dollar 1,000 million bond due March 2017 695 – 698 – 694 – Short-term borrowings 15,730 12,443 16,031 12,641 16,020 12,623 Financial liabilities measured at amortised cost: Bank loans 2,2546,9579,211 1,8765,1287,004 Bank overdrafts 9–9 21–21 Commercial paper 7,396–7,396 5,077–5,077 Bonds 41211,28711,699 1,2976,6847,981 Other liabilities1,2 4,3282354,563 3,8631333,996 Bonds in designated hedge relationships 1,62110,84812,469 48910,49010,979 16,020 29,327 45,347 12,62322,43535,058

The fair value and carrying value of the Group’s long-term borrowings are as follows: Sterling equivalent nominal value Fair value Carrying value 2016 £m 2015 £m 2016 £m 2015 £m 2016 £m 2015 £m Note: 1 Amounts for 2016 include £69 million in relation to the long-term debt component of the mandatory convertible bonds. Fair values of bonds and financial liabilities measured at amortised cost are based on level 1 and 2 of the fair value hierarchy respectively, using quoted market prices or discounted cash flows with a discount rate based upon forward interest rates available to the Group at the reporting date. Further information can be found in note 23 “Capital and financial risk management”. 127 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Financial liabilities measured at amortised cost: 5,533 5,306 7,260 5,346 7,192 5,261 Bank loans 5,298 5,173 7,025 5,213 6,957 5,128 Other liabilities1 235 133 235 133 235 133 Bonds: 10,707 6,002 11,475 6,908 11,287 6,684 4.75% euro 500 million bond due June 2016 – 268 – 283 – 287 5.375% sterling 600 million bond due December 2017 549 549 583 605 566 568 5% euro 750 million bond due June 2018 593 542 656 622 617 564 8.125% sterling 450 million bond due November 2018 450 450 524 553 473 476 Floating rate note euro 1,750 million bond due February 2019 1,384 – 1,397 – 1,386 – 1% euro 1,750 million bond due September 2020 1,384 1,265 1,402 1,283 1,383 1,263 0% convertible sterling 600 million bond due November 2020 600 – 600 – 553 – 0.875% euro 750 million bond due November 2020 593 – 597 – 591 – Floating rate note US dollar 60 million bond due March 2021 42 – 42 – 41 – 1.25% euro 1,250 million bond due August 2021 988 – 1,012 – 985 – 4.65% euro 1,250 million bond due January 2022 988 904 1,192 1,129 1,157 1,081 5.375% euro 500 million bond due June 2022 395 361 497 475 513 484 1.75% euro 1,250 million bond due August 2023 988 – 1,026 – 986 – 1.875% euro 1,000 million bond due September 2025 791 723 817 768 790 721 5.625% sterling 250 million bond due December 2025 250 250 299 313 335 343 5.9% sterling 450 million bond due November 2032 450 450 545 592 647 656 2.75% euro 332 million bond due December 2034 262 240 286 285 264 241 Bonds in designated hedge relationships: 9,680 9,397 10,218 10,201 10,848 10,490 5.625% US dollar 1,300 million bond due February 2017 – 876 – 946 – 920 1.625% US dollar 1,000 million bond due March 2017 – 674 – 679 – 672 1.25% US dollar 1,000 million bond due September 2017 695 674 693 670 694 672 1.5% US dollar 1,400 million bond due February 2018 973 943 973 942 972 941 4.625% US dollar 500 million bond due July 2018 347 337 369 367 376 375 5.45% US dollar 1,250 million bond due June 2019 868 842 957 955 957 938 4.375% US dollar 500 million bond due March 2021 347 337 379 371 363 346 2.5% US dollar 1,000 million bond due September 2022 695 674 694 654 713 667 2.95% US dollar 1,600 million bond due February 2023 1,112 1,078 1,100 1,066 1,199 1,121 3.125% norwegian krona 850 million bond due November 2025 71 – 78 – 72 – 2.2% euro 1,750 million bond due August 2026 1,384 – 1,451 – 1,379 – 6.6324% euro 50 million bond due December 2028 40 36 115 109 102 86 7.875% US dollar 750 million bond due February 2030 521 505 665 711 781 771 6.25% US dollar 495 million bond due November 2032 344 333 399 410 454 445 6.15% US dollar 1,700 million bond due February 2037 1,181 1,145 1,327 1,392 1,615 1,578 4.375% US dollar 1,400 million bond due February 2043 973 943 886 929 1,040 958 5.35% US dollar 186 million bond due December 2045 129 – 132 – 131 – Long-term borrowings 25,920 20,705 28,953 22,455 29,327 22,435

Notes to the consolidated financial statements (continued) 21. Borrowings (continued) Maturity of borrowings and other financial liabilities The maturity profile of the anticipated future cash flows including interest in relation to the Group’s non-derivative financial liabilities on an undiscounted basis which, therefore, differs from both the carrying value and fair value, is as follows: Loans in designated hedge relationships £m Bank loans £m Commercial paper £m Other liabilities £m Bonds £m Total £m Within one year 1,928 5,092 1,588 3,885 873 13,366 In one to two years 831 – 610 18 1,256 2,715 In two to three years 1,090 – 831 11 2,650 4,582 In three to four years 920 – 1,191 12 626 2,749 In four to five years 862 – 135 12 1,101 2,110 In more than five years 1,660 – 4,958 115 8,118 14,851 7,291 5,092 9,313 4,053 14,624 40,373 Effect of discount/financing rates (287) (15) (1,332) (36) (3,645) (5,315) 31 March 2015 7,004 5,077 7,981 4,017 10,979 35,058 The maturity profile of the Group’s financial derivatives (which include interest rate swaps, cross currency interest rate swaps and foreign exchange swaps) using undiscounted cash flows, is as follows: 2016 2015 Payable £m Receivable £m Payable £m Receivable £m Payables and receivables are stated separately in the table above as settlement is on a gross basis. The net effect of discount/financing rates is £1,183 million (2015: £3,073 million), leaving a £2,740 million (2015: £3,021 million) net receivable in relation to financial instruments. This is split £1,564 million (2015: £984 million) within trade and other payables and £4,304 million (2015: £4,005 million) within trade and other receivables. Gains and losses recognised in the hedging reserve in equity on cross currency interest rate swaps as at 31 March 2016 will be continuously released to the income statement within financing costs until the repayment of certain bonds classified as loans designated in hedge relationships in the table of maturities of non-derivative financial liabilities above. The currency split of the Group’s foreign exchange derivatives (which includes cross currency interest rate swaps and foreign exchange swaps) is as follows: 2016 2015 Payable £m Receivable £m Payable £m Receivable £m Payables and receivables are stated separately in the table above as settlement is on a gross basis. The net effect of discount/financing rates is £40 million (2015: £192 million), leaving a £1,264 million (2015: £1,248 million) net receivable in relation to foreign exchange financial instruments. This is split £593 million (2015: £291 million) within trade and other payables and £1,857 million (2015: £1,539 million) within trade and other receivables. 128 Vodafone Group Plc Annual Report on Form 20-F 2016 Sterling 17,890 14,253 11,46112,578 Euro 11,672 19,369 8,1586,228 US dollar 7,748 10,178 5,5989,908 Japanese yen 673 – 59417 Other 5,388 795 3,2381,374 43,371 44,595 29,04930,105 Within one year 25,990 26,912 2,6473,537 In one to two years 8,429 8,632 5,4574,005 In two to three years 3,807 4,147 4,1794,617 In three to four years 2,088 2,363 1,4301,942 In four to five years 1,913 2,050 1,1452,164 In more than five years 18,851 20,897 13,17717,864 61,078 65,001 28,03534,129 Within one year 2,4447,4057034,3381,30416,194 In one to two years 1,257– 88957 2,7874,990 In two to three years 1,599– 2,68143 6865,009 In three to four years 1,297– 18014 1,1752,666 In four to five years 1,106– 2,79815 6304,549 In more than five years 4,716– 5,816141 9,74120,414 12,4197,405 13,0674,608 16,32353,822 Effect of discount/financing rates (3,208)(9) (1,368)(36) (3,854)(8,475) 31 March 2016 9,2117,396 11,6994,572 12,46945,347

The present value of minimum lease payments under finance lease arrangements under which the Group has leased certain of its equipment is included within other liabilities and is analysed as follows: 2016 £m 2015 £m Interest rate and currency of borrowings is as follows: Total borrowings £m Floating rate borrowings £m Fixed rate borrowings1 £m Other borrowings2 £m Currency Sterling 2,108 55 2,046 7 Euro 19,531 4,252 13,972 1,307 US dollar 7,962 7,782 180 – Other 5,457 2,898 2,559 – 31 March 2015 35,058 14,987 18,757 1,314 Notes: 1 The weighted average interest rate for the Group’s sterling denominated fixed rate borrowings is 4.6% (2015: 6.3%). The weighted average time for which these rates are fixed is 6.4 years (2015: 8.1 years). The weighted average interest rate for the Group’s euro denominated fixed rate borrowings is 2.7% (2015: 3.4%). The weighted average time for which the rates are fixed is 6.5 years (2015: 7.5 years). The weighted average interest rate for the Group’s US dollar denominated fixed rate borrowings is 3.6% (2015: 2.8%). The weighted average time for which the rates are fixed is 2.0 years (2015: 3.5 years). The weighted average interest rate for the Group’s other currency fixed rate borrowings is 9.4% (2015: 9.6%). The weighted average time for which the rates are fixed is 6.8 years (2015: 0.6 years). 2 At 31 March 2016 other borrowings of £1,554 million (2015: £1,314 million) include a £1.4 billion (2015: £1.3 billion) liability for payments due to holders of the equity shares in Kabel Deutschland AG under the terms of a domination and profit and loss transfer agreement. The figures shown in the tables above take into account interest rate swaps used to manage the interest rate profile of financial liabilities. Interest on floating rate borrowings is generally based on national LIBOR equivalents or government bond rates in the relevant currencies. Additional protection from euro interest rate movements is provided by fixing interest rates or reducing floating interest rates using interest rate swaps or interest rate futures1. 2016 2015 Interest rate futures £m Interest rate swaps £m Interest rate futures £m Interest rate swaps £m Notes: 1 In the table above, figures shown as positive indicate an increase in fixed interest debt and figures shown in brackets indicate a reduction in fixed interest debt. 2 Figures shown as “in more than five years” relate to the periods from March 2021 to March 2022 (2015: March 2020 to March 2021). 129 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Within one year (2,953)1,696 (2,282)655 In one to two years 2,7001,518 1,659– In two to three years 1,6071,429 3,000– In three to four years –5,625 1,687– In four to five years –(1,429) (20) 4,782 In more than five years2 –(2,411) –(5,258) Sterling 2,789 902,575124 Euro 29,900 11,62116,8491,430 US dollar 5,632 5,443189– Other 7,026 2,3814,645– 31 March 2016 45,347 19,53524,2581,554 Within one year 12 14 In two to five years 50 40 In more than five years 109 85

Notes to the consolidated financial statements (continued) 21. Borrowings (continued) Borrowing facilities Committed facilities expiry 2016 2015 Drawn £m Undrawn £m Drawn £m Undrawn £m At 31 March 2016, the Group’s most significant committed facilities comprised two revolving credit facilities which remained undrawn throughout the year of US$4.1 billion (£2.8 billion) and €4.0 billion (£3.2 billion) maturing in five years. Under the terms of these bank facilities, lenders have the right, but not the obligation, to cancel their commitment 30 days from the date of notification of a change of control of the Company and have outstanding advances repaid on the last day of the current interest period. The facility agreements provide for certain structural changes that do not affect the obligations of the Company to be specifically excluded from the definition of a change of control. This is in addition to the rights of lenders to cancel their commitment if the Company has committed an event of default. The terms and conditions of the Group’s drawn facilities obtained in relation to projects in its Italian, German, Turkish and Romanian operations of €1.2 billion in aggregate (£0.9 billion) and the undrawn facilities in the Group’s UK and Irish operations totalling £0.5 billion and the undrawn facility in the German operation of €0.4 billion (£0.3 billion) are similar to those of the US dollar and euro revolving credit facilities. Further information on these facilities can be found in note 22 “Liquidity and capital resources”. 22. Liquidity and capital resources This section includes an analysis of net debt, which we use to manage capital, and committed borrowing facilities. Net debt Net debt was £29.2 billion at 31 March 2016 and includes liabilities for amounts payable under the domination agreement in relation to Kabel Deutschland AG (£1.4 billion) and deferred spectrum licence costs in India (£4.1 billion). This increased by £6.9 billion in the year as a result of payments for spectrum licences and equity shareholder dividends which outweighed positive free cash flow. Net debt represented 45.8% of our market capitalisation at 31 March 2016 compared to 35.1% at 31 March 2015. Average net debt at month end accounting dates over the 12 month period ended 31 March 2016 was £25.9 billion and ranged between net debt of £22.3 billion and £30.8 billion. Our consolidated net debt position at 31 March was as follows: 2016 £m 2015 £m Notes: 1 2 At 31 March 2016 US$471 million was drawn under the US commercial paper programme and €8,907 million and US$38 million were drawn under the euro commercial paper programme. Includes a £1.4 billion (2015: £1.3 billion) liability for payments due to holders of the equity shares in Kabel Deutschland AG under the terms of a domination and profit and loss transfer agreement. At 31 March 2016 the amount includes £2,837 million (2015: £2,542 million) in relation to cash received under collateral support agreements. Amount also includes £50 million (2015: £nil) in relation to the short-term debt component of the mandatory convertible bonds maturing on 25 August 2017 and 25 February 2019. At 31 March 2016 the amount includes £69 million (2015: £nil) in relation to the long -term debt component of the mandatory convertible bonds maturing on 25 August 2017 and 25 February 2019. Comprises mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other receivables £4,304 million (2015: £4,005 million) and trade and other payables £1,564 million (2015: £984 million). Amount also includes short-term investments primarily in index linked government bonds and managed investment funds included as a component of other investments and cash paid as collateral £3,200 million (2015: £2,884 million). 3 4 5 130 Vodafone Group Plc Annual Report on Form 20-F 2016 Cash and cash equivalents 10,218 6,882 Short-term borrowings Bonds (2,033) (1,786) Commercial paper1 (7,396) (5,077) Put options over non-controlling interests2 (1,430) (1,307) Bank loans (2,254) (1,876) Other short-term borrowings3 (2,907) (2,577) (16,020) (12,623) Long-term borrowings Put options over non-controlling interests (5) (7) Bonds, loans and other long-term borrowings4 (29,322) (22,428) (29,327) (22,435) Other financial instruments5 5,940 5,905 Net debt (29,189) (22,271) Within one year 1,317 1,816 1,065– In one to two years 694 9 431– In two to three years 971 7 736– In three to four years 691 230 757573 In four to five years 662 5,855 3172,790 In more than five years 609 280 1,0653,257 31 March 4,944 8,197 4,3716,620

At 31 March 2016 we had £10,218 million of cash and cash equivalents which are held in accordance with the counterparty and settlement risk limits of the Board approved treasury policy. The main forms of liquid investment at 31 March 2016 were managed investment funds, money market funds, UK index linked government bonds, tri-party repurchase agreements and bank deposits. The cash received from collateral support agreements mainly reflects the value of our interest rate swap and cross currency interest rate swap portfolios which are substantially net present value positive. See note 23 “Capital and financial risk management” for further details on these agreements. Commercial paper programmes We currently have US and euro commercial paper programmes of US$15 billion and £8 billion respectively which are available to be used to meet short-term liquidity requirements. At 31 March 2016 amounts external to the Group of €8,907 million (£7,043 million) and US$38 million (£26 million) were drawn under the euro commercial paper programme and US$471 million (£327 million) were drawn down under the US commercial paper programme, with such funds being provided by counterparties external to the Group. At 31 March 2015 amounts external to the Group of €3,928 million (£2,839 million) were drawn under the euro commercial paper programme and US$3,321 million (£2,237 million) were drawn down under the US commercial paper programme, with such funds being provided by counterparties external to the Group. The commercial paper facilities were supported by US$4.1 billion (£2.8 billion) and €4.0 billion (£3.2 billion) of syndicated committed bank facilities (see “Committed facilities” below). No amounts had been drawn under either bank facility. Bonds We have a €30 billion euro medium-term note programme and a US shelf programme which are used to meet medium to long-term funding requirements. At 31 March 2016 the total amounts in issue under these programmes split by currency were US$14.1 billion, £2.3 billion, €12.9 billion and NOK 850 million. At 31 March 2016 we had bonds outstanding with a nominal value of £22,380 million (2015: £17,153 million). In the year ended 31 March 2016 bonds with a nominal value equivalent of £129 million and £5,450 million were issued under the US shelf programme and euro medium-term note programme respectively. The bonds issued in the year were: Nominal amount m Sterling equivalent £m Date of bond issue Maturity of bond Programme Currency On 26 November 2015, the Group issued £600 million zero-coupon equity linked bonds maturing on 26 November 2020. On 25 February 2016, the Group issued £2.9 billion of subordinated mandatory convertible bonds issued in two tranches, with the first £1.4 billion maturing on 25 August 2017 and a further £1.4 billion maturing on 25 February 2019 with coupons of 1.5% and 2.0% respectively. At the initial conversion price of £2.1730, at maturity the bonds will convert to 1, 325,356,650 Vodafone Group Plc shares representing approximately 5% of Vodafone’s share capital. The mandatory bonds are compound instruments with nominal values of £2.8 billion recognised as a component of shareholders’ funds in equity. The initial fair value of future coupons of £0.1 billion is recognised as a financial liability in borrowings and subsequently measured at amortised cost using the effective interest rate method. Refer to the consolidated statement of changes in equity on page 89. The Group has hedged its exposure under the subordinated mandatory convertible bonds to any future movements in its share price by an option strategy designed to hedge the economic impact of share price movements during the term of the bonds. Should the Group decide to buy back ordinary shares to mitigate the dilution resulting from the conversion, the hedging strategy will provide a hedge for the repurchase price. Own shares The Group held a maximum of 2,300,749,013 of its own shares during the year which represented 8.0 % of issued share capital at that time. 131 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information 25 February 201625 February 2019EMTN Euro 1,750 1,384 17 November 201517 November 2020EMTN Euro 750 593 30 March 201630 March 2021EMTN US dollar 60 42 25 February 201625 August 2021EMTN Euro 1,250 988 25 February 201625 August 2023EMTN Euro 1,250 988 27 November 201527 November 2025EMTN Norwegian krona 850 71 25 February 201625 August 2026EMTN Euro 1,750 1,384 3 December 20153 December 2045US shelf US dollar 186 129

Notes to the consolidated financial statements (continued) 22. Liquidity and capital resources (continued) Committed facilities In aggregate we have committed facilities of approximately £13,141 million, of which £8,197 million was undrawn and £4,944 million was drawn at 31 March 2016. The following table summarises the committed bank facilities available to us at 31 March 2016. Committed bank facilities Amounts drawn Terms and conditions 28 March 2014 €4.0 billion syndicated revolving credit facility, maturing 28 March 2021. No drawings have been made against this facility. The facility supports our commercial paper programmes and may be used for general corporate purposes including acquisitions. Lenders have the right, but not the obligation, to cancel their commitments and have outstanding advances repaid no sooner than 30 days after notification of a change of control. This is in addition to the rights of lenders to cancel their commitment if we commit an event of default; however, it should be noted that a material adverse change clause does not apply. The facility matures on 28 March 2021. From 28 March 2020 the facility size will be €3.9 billion as one lender did not extend the facility as per the request from the Company. 27 February 2015 US$4.1 billion syndicated revolving credit facility, maturing 27 February 2021. No drawings have been made against this facility. The facility supports our commercial paper programmes and may be used for general corporate purposes including acquisitions. Lenders have the right, but not the obligation, to cancel their commitments and have outstanding advances repaid no sooner than 30 days after notification of a change of control. This is in addition to the rights of lenders to cancel their commitment if we commit an event of default; however, it should be noted that a material adverse change clause does not apply. The facility matures on 27 February 2021, with each lender having the option to extend the facility for a further year prior to the second anniversary of the facility, if requested by the Company. From 27 February 2020 the facility size will be US$3.9 billion as one lender did not extend the facility as per the request from the Company. 27 November 2013 £0.5 billion loan facility, maturing 12 December 2021. This facility was drawn down in full in euros, as allowed by the terms of the facility, on 12 December 2014. As per the syndicated revolving credit facilities with the addition that, should our UK and Irish operating companies spend less than the equivalent of £0.9 billion on capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 50% of the capital expenditure. 15 September 2009 €0.4 billion loan facility, maturing 30 July 2017. This facility was drawn down in full on 30 July 2010. As per the syndicated revolving credit facilities with the addition that, should our German operating company spend less than the equivalent of €0.8 billion on VDSL related capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 50% of the VDSL capital expenditure. 29 September 2009 US$0.7 billion export credit agency loan facility, final maturity date 19 September 2018. This facility is fully drawn down and is amortising. As per the syndicated revolving credit facilities with the addition that the Company was permitted to draw down under the facility based upon the eligible spend with Ericsson up until the final draw down date of 30 June 2011. Quarterly repayments of the drawn balance commenced on 30 June 2012 with a final maturity date of 19 September 2018. 8 December 2011 €0.4 billion loan facility, maturing on 5 June 2020. This facility was drawn down in full on 5 June 2013. As per the syndicated revolving credit facilities with the addition that, should our Italian operating company spend less than the equivalent of €1.3 billion on capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 50% of the capital expenditure. 20 December 2011 €0.3 billion loan facility, maturing 18 September 2019. This facility was drawn down in full on 18 September 2012. As per the syndicated revolving credit facilities with the addition that, should our Turkish and Romanian operating companies spend less than the equivalent of €1.3 billion on capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 50% of the capital expenditure. 4 March 2013 €0.1 billion loan facility, maturing 4 December 2020. This facility was drawn down in full on 4 December 2013. 132 Vodafone Group Plc Annual Report on Form 20-F 2016

Committed bank facilities Amounts drawn Terms and conditions 2 December 2014 US$0.85 billion loan facility, maturing 2 June 2018. US$ 0.8 billion was drawn from the facility on 8 June 2015. The remaining US$ 0.05 billion was cancelled on the same date. As per the syndicated revolving credit facilities with the addition that the expenditure should be spent on projects involving Canadian domiciled entities. 17 December 2014 €0.35 billion loan facility, maturing on the seven year anniversary of the first drawing. This facility is undrawn and has an availability period of 18 months. The facility is available to finance a project to upgrade and expand the mobile network in Germany. As per the syndicated revolving credit facilities with the addition that, should our German operating company spend less than the equivalent of €0.7 billion on capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 50% of the capital expenditure. 9 September 2015 US$1.0 billion loan facility, maturing 8 September 2016. No drawings have been made against this facility. The facility supports our commercial paper programmes and may be used for general corporate purposes including acquisitions. As per the syndicated revolving credit facilities. 9 November 2015 US$1.0 billion loan facility, maturing 8 November 2016. No drawings have been made against this facility. The facility supports our commercial paper programmes and may be used for general corporate purposes including acquisitions. As per the syndicated revolving credit facilities. Furthermore, certain of our subsidiaries are funded by external facilities which are non-recourse to any member of the Group other than the borrower. These facilities may only be used to fund their operations. At 31 March 2016, Vodafone India had facilities of INR242 billion (£2.5 billion) of which INR236 billion (£2.5 billion) was drawn. Vodafone Egypt had undrawn revolving credit facilities of US$120 million (£83 million) and EGP4 billion (£313 million). Vodacom had a fully drawn facility of US$184 million (£128 million) and a facility of ZAR3.5 billion (£166 million) of which ZAR2.2 billion (£102 million) was drawn. Ghana had fully drawn facilities of US$192 million (£134 million) and GHS60 million (£11 million). Dividends from associates and to non-controlling shareholders Dividends from our associates are generally paid at the discretion of the Board of Directors or shareholders of the individual operating and holding companies, and we have no rights to receive dividends except where specified within certain of the Group’s shareholders’ agreements. Similarly, other than ongoing dividend obligations to the KDG minority shareholders should they continue to hold their minority stake, we do not have existing obligations under shareholders’ agreements to pay dividends to non-controlling interest partners of our subsidiaries or joint ventures. The amount of dividends received and paid in the year are disclosed in the consolidated statement of cash flows. Potential cash outflows from option agreements and similar arrangements Under the terms of the sale and purchase agreement governing the disposal of the US Group, including the 45% interest in Verizon Wireless, the Group retains the responsibility for any tax liabilities of the US Group, excluding those relating to the Verizon Wireless partnership, for periods up to the completion of the transaction on 21 February 2014. Put options issued as part of the hedging strategy for the mandatory convertible bonds permit the holders to exercise against the Group if there is decrease in our share price. Under the terms of the options, settlement must be made in cash which will equate to the reduced value of shares from the initial conversion price on 1,325 million shares. Off-balance sheet arrangements We do not have any material off-balance sheet arrangements as defined in item 5.E.2. of the SEC’s Form 20-F. Please refer to notes 29 and 30 for a discussion of our commitments and contingent liabilities. 133 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information

Notes to the consolidated financial statements (continued) 23. Capital and financial risk management This note details our treasury management and financial risk management objectives and policies, as well as the exposure and sensitivity of the Group to credit, liquidity, interest and foreign exchange risk, and the policies in place to monitor and manage these risks. Accounting policies Financial instruments Financial assets and financial liabilities, in respect of financial instruments, are recognised on the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument. Financial liabilities and equity instruments Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that provides a residual interest in the assets of the Group after deducting all of its liabilities and includes no obligation to deliver cash or other financial assets. The accounting policies adopted for specific financial liabilities and equity instruments are set out below. Put option arrangements over non-controlling interest The potential cash payments related to put options issued by the Group over the equity of subsidiary companies are accounted for as financial liabilities when such options may only be settled by exchange of a fixed amount of cash or another financial asset for a fixed number of shares in the subsidiary. The amount that may become payable under the option on exercise is initially recognised at present value within borrowings with a corresponding charge directly to equity. The charge to equity is recognised separately as written put options over non-controlling interests, adjacent to non-controlling interests in the net assets of consolidated subsidiaries. The Group recognises the cost of writing such put options, determined as the excess of the present value of the option over any consideration received, as a financing cost. Such options are subsequently measured at amortised cost, using the effective interest rate method, in order to accrete the liability up to the amount payable under the option at the date at which it first becomes exercisable; the charge arising is recorded as a financing cost. In the event that the option expires unexercised, the liability is derecognised with a corresponding adjustment to equity. Derivative financial instruments and hedge accounting The Group’s activities expose it to the financial risks of changes in foreign exchange rates and interest rates which it manages using derivative financial instruments. The use of financial derivatives is governed by the Group’s policies approved by the Board of Directors, which provide written principles on the use of financial derivatives consistent with the Group’s risk management strategy. Changes in values of all derivatives of a financing nature are included within investment income and financing costs in the income statement unless designated in an effective cash flow hedge relationship or a hedge of a net investment in foreign operations when changes in value are deferred to other comprehensive income or equity respectively. The Group does not use derivative financial instruments for speculative purposes. Derivative financial instruments are initially measured at fair value on the contract date and are subsequently remeasured to fair value at each reporting date. The Group designates certain derivatives as: a hedges of the change of fair value of recognised assets and liabilities (“fair value hedges”); or a hedges of highly probable forecast transactions or hedges of foreign currency or interest rate risks of firm commitments (“cash flow hedges”); or a hedges of net investments in foreign operations. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting, or if the Company chooses to end the hedging relationship. Fair value hedges The Group’s policy is to use derivative instruments (primarily interest rate swaps) to convert a proportion of its fixed rate debt to floating rates in order to hedge the interest rate risk arising, principally, from capital market borrowings. The Group designates these as fair value hedges of interest rate risk with changes in fair value of the hedging instrument recognised in the income statement for the period together with the changes in the fair value of the hedged item arising from the hedged risk, to the extent the hedge is effective. Gains or losses relating to any ineffective portion are recognised immediately in the income statement. Cash flow hedges Cash flow hedging is used by the Group to hedge certain exposures to variability in future cash flows. The portion of gains or losses relating to changes in the fair value of derivatives that are designated and qualify as effective cash flow hedges is recognised in other comprehensive income; gains or losses relating to any ineffective portion are recognised immediately in the income statement. When the hedged item is recognised in the income statement, amounts previously recognised in other comprehensive income and accumulated in equity for the hedging instrument are reclassified to the income statement. However, when the hedged transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognised in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability. When hedge accounting is discontinued, any gain or loss recognised in other comprehensive income at that time remains in equity and is recognised in the income statement when the hedged transaction is ultimately recognised in the income statement. If a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognised immediately in the income statement. 134 Vodafone Group Plc Annual Report on Form 20-F 2016

Net investment hedges Exchange differences arising from the translation of the net investment in foreign operations are recognised directly in equity. Gains and losses on those hedging instruments (which include bonds, commercial paper, cross currency swaps and foreign exchange contracts) designated as hedges of the net investments in foreign operations are recognised in equity to the extent that the hedging relationship is effective; these amounts are included in exchange differences on translation of foreign operations as stated in the statement of comprehensive income. Gains and losses relating to hedge ineffectiveness are recognised immediately in the income statement for the period. Gains and losses accumulated in the translation reserve are included in the income statement when the foreign operation is disposed of. Capital management The following table summarises the capital of the Group at 31 March: 2016 £m 2015 £m The Group’s policy is to borrow centrally using a mixture of long-term and short-term capital market issues and borrowing facilities to meet anticipated funding requirements. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries. The Board has approved three internal debt protection ratios being: net interest to operating cash flow (plus dividends from associates); retained cash flow (operating cash flow plus dividends from associates less interest, tax, dividends to non-controlling shareholders and equity dividends) to net debt; and operating cash flow (plus dividends from associates) to net debt. These internal ratios establish levels of debt that the Group should not exceed other than for relatively short periods of time and are shared with the Group’s debt rating agencies being Moody’s, Fitch Ratings and Standard & Poor’s. Financial risk management The Group’s treasury function provides a centralised service to the Group for funding, foreign exchange, interest rate management and counterparty risk management. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by the Board, most recently on 3 November 2015. A treasury risk committee comprising the Group’s Chief Financial Officer, Group General Counsel and Company Secretary, Group Financial Controller, Group Treasury Director and Director of Financial Reporting meets three times a year to review treasury activities and its members receive management information relating to treasury activities on a quarterly basis. The Group’s accounting function, which does not report to the Group Treasury Director, provides regular update reports of treasury activity to the Board. The Group’s internal auditor reviews the internal control environment regularly. The Group uses a number of derivative instruments for currency and interest rate risk management purposes only that are transacted by specialist treasury personnel. The Group mitigates banking sector credit risk by the use of collateral support agreements. Credit risk The Group considers its exposure to credit risk at 31 March to be as follows: 2016 £m 2015 £m 135 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Bank deposits 1,737 2,379 Repurchase agreements 2,700 2,000 Cash held in restricted deposits 791 650 UK government bonds 659 830 Money market fund investments 5,781 2,402 Derivative financial instruments 4,304 4,005 Other investments – debt and bonds 6,347 5,906 Trade receivables 4,772 4,232 Other receivables and accrued income 3,206 2,959 30,297 25,363 Financial assets: Cash and cash equivalents (10,218) (6,882) Fair value through the income statement (held for trading) (4,160) (5,513) Loans and receivables (1,570) – Derivative instruments in designated hedge relationships (1,774) (1,376) Financial liabilities: Fair value through the income statements (held for trading) 1,355 958 Derivative instruments in designated hedge relationships 209 26 Financial liabilities held at amortised cost 45,347 35,058 Net debt 29,189 22,271 Equity 67,317 67,733 Capital 96,506 90,004

Notes to the consolidated financial statements (continued) 23. Capital and financial risk management (continued) The Group invested in UK index linked government bonds on the basis that they generated a floating rate return in excess of £ LIBOR and are amongst the most creditworthy of investments available. The Group has two managed investment funds. These funds hold fixed income sterling securities and the average credit quality is high double A. Money market investments are in accordance with established internal treasury policies which dictate that an investment’s long-term credit rating is no lower than mid BBB. Additionally, the Group invests in AAA unsecured money market mutual funds where the investment is limited to 10% of each fund. The Group has investments in repurchase agreements which are fully collateralised investments. The collateral is sovereign and supranational debt with at least one AAA rating denominated in euros, sterling and US dollars and can be readily converted to cash. In the event of any default, ownership of the collateral would revert to the Group. Detailed below is the value of the collateral held by the Group at 31 March: 2016 £m 2015 £m In respect of financial instruments used by the Group’s treasury function, the aggregate credit risk the Group may have with one counterparty is limited by (i) reference to the long-term credit ratings assigned for that counterparty by Moody’s, Fitch Ratings and Standard & Poor’s; (ii) that counterparty’s five year credit default swap (‘CDS’) spread; and (iii) the sovereign credit rating of that counterparty’s principal operating jurisdiction. Furthermore, collateral support agreements were introduced from the fourth quarter of 2008. Under collateral support agreements the Group’s exposure to a counterparty with whom a collateral support agreement is in place is reduced to the extent that the counterparty must post cash collateral when there is value due to the Group under outstanding derivative contracts that exceeds a contractually agreed threshold amount. When value is due to the counterparty the Group is required to post collateral on identical terms. Such cash collateral is adjusted daily as necessary. In the event of any default, ownership of the cash collateral would revert to the respective holder at that point. Detailed below is the value of the cash collateral, which is reported within short-term borrowings, held by the Group at 31 March: 2016 £m 2015 £m The majority of the Group’s trade receivables are due for maturity within 90 days and largely comprise amounts receivable from consumers and business customers. At 31 March 2016 £3,227 million (2015: £2,869 million) of trade receivables were not yet due for payment. Overdue trade receivables consisted of £1,293 million (2015: £1,141 million) relating to the Europe region, and £252 million (2015: £222 million) relating to the AMAP region. Financial statements are monitored by management and provisions for bad and doubtful debts raised where it is deemed appropriate. The following table presents ageing of receivables that are past due and provisions for doubtful receivables that have been established: 2016 2015 Gross receivables £m Less provisions £m Net receivables £m Gross receivables £m Less provisions £m Net receivables £m Concentrations of credit risk with respect to trade receivables are limited given that the Group’s customer base is large and unrelated. Due to this, management believes there is no further credit risk provision required in excess of the normal provision for bad and doubtful receivables. Amounts charged to administrative expenses during the year ended 31 March 2016 were £498 million (2015: £541 million; 2014: £347 million) (see note 15 “Trade and other receivables”). As discussed in note 30 “Contingent liabilities and legal proceedings”, the Group has covenanted to provide security in favour of the trustee of the Vodafone Group UK Pension Scheme in respect of the funding deficit in the scheme. The security takes the form of an English law pledge over UK index linked government bonds. 136 Vodafone Group Plc Annual Report on Form 20-F 2016 30 days or less 727(272)455 417(61) 356 Between 31 and 60 days 261(69)192 231(35) 196 Between 61 and 180 days 394(89) 305 288(67) 221 Greater than 180 days 1,108(515)593 1,205(615)590 2,490(945)1,545 2,141(778)1,363 Cash collateral 2,837 2,542 Sovereign 2,700 1,977 Supranational – 23 2,700 2,000

Liquidity risk At 31 March 2016 the Group had €4.0 billion and US$4.1 billion syndicated committed undrawn bank facilities which support the US$15 billion and £8 billion commercial paper programme available to the Group. The Group uses commercial paper and bank facilities to manage short-term liquidity and manages long-term liquidity by raising funds in the capital markets. The euro syndicated committed facility has a maturity date of 28 March 2021. From 28 March 2020 the facility will be downsized to €3.9 billion as one lender did not exercise the option to extend the facility for a further year as requested by the Company. The US$ syndicated committed facility has a maturity date of 27 February 2021 with each lender having the option to extend the facility for a further year prior to the second anniversary of the facility, if requested by the Company. From 27 February 2020 the facility will be downsized to US$3.9 billion as one lender did not exercise the option to extend the facility for a further year as requested by the Company. Both facilities have remained undrawn throughout the financial year and since year end and provide liquidity support. The Group manages liquidity risk on long-term borrowings by maintaining a varied maturity profile with a cap on the level of debt maturity in any one calendar year, therefore minimising refinancing risk. Long-term borrowings mature between one and 29 years. Liquidity is reviewed daily on at least a 12 month rolling basis and stress tested on the assumption that all commercial paper outstanding matures and is not reissued. The Group maintains substantial cash and cash equivalents which at 31 March 2016 amounted to £10,218 million (2015: £6,882 million). Market risk Interest rate management Under the Group’s interest rate management policy, interest rates on monetary assets and liabilities denominated in euros, US dollars and sterling are maintained on a floating rate basis except for periods up to six years where interest rate fixing has to be undertaken in accordance with treasury policy. Where assets and liabilities are denominated in other currencies interest rates may also be fixed. In addition, fixing is undertaken for longer periods when interest rates are statistically low. For each one hundred basis point fall or rise in market interest rates for all currencies in which the Group had borrowings at 31 March 2016 there would be an increase or decrease in profit before tax by approximately £23 million (2015: increase or decrease by £36 million) including mark-to-market revaluations of interest rate and other derivatives and the potential interest on outstanding tax issues. There would be no material impact on equity. Foreign exchange management As Vodafone’s primary listing is on the London Stock Exchange its share price is quoted in sterling. Since the sterling share price represents the value of its future multi-currency cash flows, principally in euro, South African rand, Indian rupee and sterling, the Group maintains the currency of debt and interest charges in proportion to its expected future principal multi-currency cash flows and has a policy to hedge external foreign exchange risks on transactions denominated in other currencies above certain de minimis levels. At 31 March 2016, 109% of net debt was denominated in currencies other than sterling (59% euro, 26% India rupee, 10% US dollar and 14% other) while 9% of net debt had been purchased forward in sterling in anticipation of sterling denominated shareholder returns via dividends. This allows euro, US dollar and other debt to be serviced in proportion to expected future cash flows and therefore provides a partial hedge against income statement translation exposure, as interest costs will be denominated in foreign currencies. Under the Group’s foreign exchange management policy, foreign exchange transaction exposure in Group companies is generally maintained at the lower of €5 million per currency per month or €15 million per currency over a six month period. The Group recognises foreign exchange movements in equity for the translation of net investment hedging instruments and balances treated as investments in foreign operations. However, there is no net impact on equity for exchange rate movements on net investment hedging instruments as there would be an offset in the currency translation of the foreign operation. At 31 March 2016 the Group held financial liabilities in a net investment against the Group’s consolidated euro net assets. Sensitivity to foreign exchange movements on the hedging liabilities, analysed against a strengthening of the euro by 8% (2015: 5%) would result in a decrease in equity of £1,350 million (2015: £876 million) which would be fully offset by foreign exchange movements on the hedged net assets. The following table details the Group’s sensitivity of the Group’s adjusted operating profit to a strengthening of the Group’s major currency in which it transacts. The percentage movement applied to the currency is based on the average movements in the previous three annual reporting periods. Amounts are calculated by retranslating the operating profit of each entity whose functional currency is euro. 2016 £m 2015 £m Note: 1 Operating profit before impairment losses and other income and expense. At 31 March 2016 the Group’s sensitivity to foreign exchange movements, analysed against a strengthening of the US dollar by 8% (2015: 9%) on its external US dollar exposure, would decrease the profit before tax by £60 million (2015: £71 million). Foreign exchange on certain internal balances analysed against a strengthening of the US dollar of 8% (2015: 9%) and euro of 8% (2015: 5%) would increase the profit before tax by £0.8 million (2015: decrease profit by £65 million) and decrease profit before tax by £318 million (2015: £186 million) for US dollar and euro respectively. Equity risk There is no material equity risk relating to the Group’s equity investments which are detailed in note 13 “Other investments”. The Group has hedged its exposure under the subordinated mandatory convertible bonds to any future movements in its share price by an option strategy designed to hedge the economic impact of share price movements during the term of the bonds. As at 31 March 2016 the Group’s sensitivity to a movement of 5% in its share price would result in an increase or decrease in profit before tax of approximately £144 million. 137 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Euro 8% (2015: 5%) change – Operating profit1 109 81

Notes to the consolidated financial statements (continued) 23. Capital and financial risk management (continued) Fair value of financial instruments The table below sets out the valuation basis1 of financial instruments held at fair value by the Group at 31 March. Level 12 Level 23 Total 2016 £m 2015 £m 2016 £m 2015 £m 2016 £m 2015 £m Notes: 1 There were no changes made during the year to valuation methods or the processes to determine classification and no transfers were made between the levels in the fair value hierarchy. 2 Level 1 classification comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets for identical assets or liabilities. 3 Level 2 classification comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Derivative financial instrument fair values are present values determined from future cash flows discounted at rates derived from market sourced data. 4 Listed and unlisted securities are classified as held for sale financial assets and fair values are derived from observable quoted market prices for similar items. Details are included in note 13 “Other investments”. Fair value and carrying value information The fair values and carrying values of the Group’s financial assets and financial liabilities held at amortised cost are set out in the table below1. Unless otherwise stated, the valuation basis is level 2, comprising financial instruments where fair value is determined from inputs other than quoted prices observable for the asset or liability either directly or indirectly. The fair value of bonds are based on level 1 of the fair value hierarchy, using unadjusted quoted market prices for identical assets or liabilities. Fair value Carrying value 2016 £m 2015 £m 2016 £m 2015 £m Notes: 1 2 3 4 5 The Group’s trade and other receivables and trade and other payables are not shown in the table above. The carrying amounts of both categories approximate their fair values. Cash and cash equivalents are held by the Group on a short-term basis with all having a maturity of three months or less. The carrying value approximates their fair value. Other debt and bonds is predominantly comprised of loan notes from Verizon Communications Inc. (refer to note 13 “Other investments”) and collateral paid on derivative financial instruments. The Group’s bonds are held at amortised cost with fair values available from market observable prices. Commercial paper and other banks loans are held at amortised cost with fair values calculated from market observable data where appropriate. 138 Vodafone Group Plc Annual Report on Form 20-F 2016 (28,923) (24,013) (29,286) (23,975) Cash and cash equivalents2 10,218 6,882 10,218 6,882 Cash and other investments held in restricted deposits2 791 650 791 650 Other debt and bonds3 5,052 3,551 5,052 3,551 16,061 11,083 16,061 11,083 Short-term borrowings: Bonds4 (2,036) (1,798) (2,033) (1,786) Commercial paper5 (7,396) (5,077) (7,396) (5,077) Bank loans and other short-term borrowings5 (6,599) (5,766) (6,591) (5,760) (16,031) (12,641) (16,020) (12,623) Long-term borrowings: Bonds4 (21,693) (17,109) (22,135) (17,174) Bank loans and other long-term borrowings5 (7,260) (5,346) (7,192) (5,261) (28,953) (22,455) (29,327) (22,435) Financial assets: Fair value through the income statement – – 1,950 3,184 1,950 3,184 Derivative financial instruments: Interest rate swaps – – 2,411 2,466 2,411 2,466 Cross currency interest rate swaps – – 1,626 1,506 1,626 1,506 Interest rate options – – 36 – 36 – Foreign exchange contracts – – 231 33 231 33 Interest rate futures – – 4 8 4 8 – – 6,258 7,197 6,258 7,197 Financial investments available-for-sale: Listed equity securities4 3 4 – – 3 4 Unlisted equity securities4 – – 82 222 82 222 3 4 82 222 85 226 3 4 6,340 7,419 6,343 7,423 Financial liabilities: Derivative financial instruments: Interest rate swaps – – 907 682 907 682 Cross currency interest rate swaps – – 534 245 534 245 Interest rate options – – 64 11 64 11 Foreign exchange contracts – – 59 46 59 46 – – 1,564 984 1,564 984

Net financial instruments The table below shows the Group’s financial assets and liabilities that are subject to offset in the balance sheet and the impact of enforceable master netting or similar agreements. At 31 March 2016 Related amounts not set off in the balance sheet Amounts presented in balance sheet £m Right of set off with derivative counterparties £m Gross amount £m Amount set off £m Cash collateral £m Net amount £m At 31 March 2015 Related amounts not set off in the balance sheet Amounts presented in balance sheet £m Right of set off with derivative counterparties £m Gross amount £m Amount set off £m Cash collateral £m Net amount £m Derivative financial assets 4,005 – 4,005 (726) (2,542) 737 Derivative financial liabilities (984) – (984) 726 30 (228) Total 3,021 – 3,021 – (2,512) 509 Financial assets and liabilities are offset and the amount reported in the consolidated balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. Derivative financial instruments that do not meet the criteria for offset could be settled net in certain circumstances under ISDA (International Swaps and Derivatives Association) agreements where each party has the option to settle amounts on a net basis in the event of default from the other. Collateral may be offset and net settled against derivative financial instruments in the event of default by either party. The aforementioned collateral balances are recorded in “other short-term investments” or “short-term debt” respectively. 4. Directors and key management compensatio This note details the total amounts earned by the Company’s Directors and members of the Executive Committee. Directors Aggregate emoluments of the Directors of the Company were as follows: 2016 £m 2015 £m 2014 £m Notes: 1 Excludes gains from long-term incentive plans. 2 Includes the value of the cash allowance taken by some individuals in lieu of pension contributions. The aggregate gross pre-tax gain made on the exercise of share options in the year ended 31 March 2016 by one Director who served during the year was £0.2 million (2015: one Director, <£0.1 million; 2014: three Directors, £4.0 million). Key management compensation Aggregate compensation for key management, being the Directors and members of the Executive Committee, was as follows: 2016 £m 2015 £m 2014 £m 139 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Short-term employee benefits 22 1817 Share-based payments 20 1821 42 36 38 Salaries and fees 4 44 Incentive schemes1 2 32 Other benefits2 1 11 7 8 7 2 n Derivative financial assets 4,304–4,304 (1,216)(2,837) 251 Derivative financial liabilities (1,564)–(1,564) 1,216110 (238) Total 2,740–2,740 –(2,727) 13

Notes to the consolidated financial statements (continued) 25. Employees This note shows the average number of people employed by the Group during the year, in which areas of our business our employees work and where they are based. It also shows total employment costs. 2016 Employees 2015 Employees 2014 Employees The cost incurred in respect of these employees (including Directors) was: 2016 £m 2015 £m 2014 £m The Group has dialogue with recognised labour unions if required. In particular, there are regular meetings with the Vodafone European Employee Consultative Council (the ‘EECC’). The delegates of this body are locally elected Vodafone employee representatives, most of them union and works council members. There has been no material disruption to operations as a result of union activity during the financial year. 140 Vodafone Group Plc Annual Report on Form 20-F 2016 Wages and salaries 3,632 3,4693,261 Social security costs 455 442364 Other pension costs (note 26) 207 195158 Share-based payments (note 27) 117 8892 4,411 4,1943,875 By activity: Operations 18,869 17,60214,947 Selling and distribution 38,325 35,62931,342 Customer care and administration 54,490 52,06942,857 111,684 105,30089,146 By segment: Germany 14,862 14,52010,623 Italy 6,676 6,7571,123 Spain 5,935 5,3243,552 UK 13,323 12,43712,979 Other Europe 16,058 15,19015,392 Europe 56,854 54,22843,669 India 13,346 12,30311,925 Vodacom 7,515 7,2607,176 Other Africa, Middle East and Asia Pacific 14,262 14,31216,002 Africa, Middle East and Asia Pacific 35,123 33,87535,103 Non-Controlled Interests and Common Functions 19,707 17,19710,374 Total 111,684 105,30089,146

26. Post employment benefits We operate a number of defined benefit and defined contribution pension plans for our employees. The Group’s largest defined benefit scheme is in the UK. For further details see “Critical accounting judgements and key sources of estimation uncertainty” in note 1 “Basis of preparation” to the consolidated financial statements. Accounting policies For defined benefit retirement plans, the difference between the fair value of the plan assets and the present value of the plan liabilities is recognised as an asset or liability on the statement of financial position. Scheme liabilities are assessed using the projected unit funding method and applying the principal actuarial assumptions at the reporting period date. Assets are valued at market value. Actuarial gains and losses are taken to the statement of comprehensive income as incurred. For this purpose, actuarial gains and losses comprise both the effects of changes in actuarial assumptions and experience adjustments arising because of differences between the previous actuarial assumptions and what has actually occurred. The return on plan assets, in excess of interest income, is also taken to other comprehensive income. Other movements in the net surplus or deficit are recognised in the income statement, including the current service cost, any past service cost and the effect of any settlements. The interest cost less the expected interest income on assets is also charged to the income statement. The amount charged to the income statement in respect of these plans is included within operating costs or in the Group’s share of the results of equity accounted operations, as appropriate. Cumulative actuarial gains and losses at 1 April 2004, the date of transition to IFRS, were recognised in the statement of financial position. The Group contributions to defined contribution pension plans are charged to the income statement as they fall due. Background At 31 March 2016 the Group operated a number of pension plans for the benefit of its employees throughout the world, with varying rights and obligations depending on the conditions and practices in the countries concerned. The Group’s pension plans are provided through both defined benefit and defined contribution arrangements. Defined benefit schemes provide benefits based on the employees’ length of pensionable service and their final pensionable salary or other criteria. Defined contribution schemes offer employees individual funds that are converted into benefits at the time of retirement. The Group operates defined benefit schemes in Germany, Ghana, India, Ireland, Italy, the UK and the United States. Defined contribution pension schemes are currently provided in Australia, Egypt, Germany, Greece, Hungary, India, Ireland, Italy, the Netherlands, New Zealand, Portugal, South Africa, Spain and the UK. Income statement expense 2016 £m 2015 £m 2014 £m 141 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Defined contribution schemes 163 155124 Defined benefit schemes 44 207 4034 Total amount charged to income statement (note 25) 195 158

Notes to the consolidated financial statements (continued) 26. Post employment benefits (continued) Defined benefit schemes The Group’s main defined benefit scheme is in the UK, being the Vodafone UK Group Pension Scheme (‘Vodafone UK plan’). There are two segregated sections of the Vodafone UK plan, the pre-existing assets and liabilities of the Vodafone UK plan in the Vodafone Section and the former Cable & Wireless Worldwide Retirement Plan (‘CWWRP’) assets and liabilities, which were transferred into the Vodafone UK plan on 6 June 2014, in the CWW Section, with the CWWRP then being wound up. The pre-existing Vodafone UK plan and the former CWWRP plan closed to future accrual on 31 March 2010 and 30 November 2013 respectively. Until 30 November 2013 the CWWRP allowed employees to accrue a pension at a rate of 1/85th of their final salary for each year of service until the retirement age of 60 with a maximum pension of two thirds of final salary. Employees contributed 5% of their salary into the scheme. The defined benefit plans are administered by Trustee Boards that are legally separated from the Group. The Trustee Board of each pension fund consists of representatives who are employees, former employees or are independent from the Company. The Boards of the pension funds are required by law to act in the best interest of the plan participants and are responsible for setting certain policies, such as investment and contribution policies, and the governance of the fund. The defined benefit pension schemes expose the Group to actuarial risks such as longer than expected longevity of members, lower than expected return on investments and higher than expected inflation, which may increase the liabilities or reduce the value of assets of the plans. The UK pensions environment is regulated by the Pensions Regulator whose statutory objectives are set out in legislation and include promoting and improving understanding of the good administration of work-based pensions, protecting member benefits and regulating occupational defined benefit and contribution schemes. The Pensions Regulator is a non-departmental public body established under the Pensions Act 2004 and sponsored by the Department for Work And Pensions, operating within a legal regulatory framework set by the UK Parliament. The Pensions Regulator’s statutory objectives and regulatory powers are described on its website at thepensionsregulator.gov.uk. The Vodafone UK plan is registered as an occupational pension plan with HMRC and is subject to UK legislation and oversight from the Pensions Regulator. UK legislation requires that pension schemes are funded prudently and that valuations are undertaken at least every three years. Separate valuations are required for the Vodafone Section and CWW Section. Within 15 months of each valuation date, the plan trustees and the Group must agree any contributions required to ensure that the plan is fully funded over time on a suitably prudent measure. The publication by the International Accounting Standards Board in June 2015 of its Exposure Draft of amendments to IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, has provided additional clarity on the role of trustees’ rights in an assessment of the recoverability of a surplus in an employee pension fund. The trustees of the Vodafone UK plan have neither a unilateral right to wind up the plan and purchase annuities nor a unilateral right to improve members’ benefits and consequently the Exposure Draft as currently proposed is not expected to have a material impact on the Group’s results. The most recent valuations for the Vodafone and CWWRP sections of the Vodafone UK plan were carried out as at 31 March 2013 by independent actuaries appointed by the plan trustees. These valuations revealed a total deficit of £437 million on the schemes’ funding basis. Following the valuation, the Group paid special one-off contributions totalling £365 million in April 2014 (£325 million into the Vodafone Section and £40 million into the CWW Section). These lump sum contributions represented accelerated funding amounts that would otherwise have been due over the period to 31 March 2020. No further contributions were therefore due to the Vodafone UK plan for the period to 31 March 2016. The next valuation, which is being performed as at 31 March 2016, will be completed during the 2017 financial year after which the position of the scheme will be reassessed. Funding plans are individually agreed for each of the Group’s defined benefit pension schemes with the respective trustees, taking into account local regulatory requirements. It is expected that ordinary contributions relating to future service of £39 million will be paid into the Group’s defined benefit pension schemes during the year ending 31 March 2017. The main UK defined benefit scheme will be carrying out a Pension Increase Exchange (‘PIE’) exercise between May and August 2016. All eligible pensioners will be given the opportunity to exchange future increases on part or all of their pension and receive a higher pension immediately. If they accept the offer (after taking financial advice), they will no longer receive future increases on that part of their pension. It is expected that this exercise will reduce the future liabilities of the scheme which will be reflected in next year’s accounts The Group has also provided certain guarantees in respect of the Vodafone UK plan; further details are provided in note 30 “Contingent liabilities and legal proceedings” to the consolidated financial statements. Actuarial assumptions The Group’s scheme liabilities are measured using the projected unit credit method using the principal actuarial assumptions set out below: 2016% 2015% 2014 % Notes: 1 Figures shown represent a weighted average assumption of the individual schemes. 2 The rate of increase in pensions in payment and deferred payment is the rate of inflation. Mortality assumptions used are based on recommendations from the individual scheme actuaries which include adjustments for the experience of the Group where appropriate. The Group’s largest scheme is the Vodafone UK plan. Further life expectancies assumed for the UK schemes are 24.0/25.3 years (2015: 24.5/25.8 years; 2014: 23.3/24.7 years) for a male/female pensioner currently aged 65 and 26.6/28.1 years (2015: 27.1/28.7 years; 2014: 25.9/27.5 years) from age 65 for a male/female non-pensioner member currently aged 40. 142 Vodafone Group Plc Annual Report on Form 20-F 2016 Weighted average actuarial assumptions used at 31 March1: Rate of inflation2 2.8 3.03.2 Rate of increase in salaries 2.6 2.83.1 Discount rate 3.2 3.04.2

Charges made to the consolidated income statement and consolidated statement of comprehensive income (‘SOCI’) on the basis of the assumptions stated above are: 2016 £m 2015 £m 2014 £m Note: 1 Amounts disclosed in the SOCI are stated net of £30 million of tax (2015: £57 million; 2014: £20 million). Fair value of the assets and present value of the liabilities of the schemes The amount included in the statement of financial position arising from the Group’s obligations in respect of its defined benefit schemes is as follows: Assets £m Liabilities £m Net deficit £m 1 April 2014 3,842 (4,391) (549) Service cost – (37) (37) Interest income/(cost) 176 (179) (3) Return on plan assets excluding interest income 721 – 721 Actuarial losses arising from changes in financial assumptions – (982) (982) Actuarial losses arising from experience adjustments – (8) (8) Employer cash contributions 404 – 404 Member cash contributions 9 (9) – Benefits paid (95) 95 – Exchange rate movements (83) 116 33 Other movements (18) 41 23 31 March 2015 4,956 (5,354) (398) An analysis of net (deficit)/assets is provided below for the Group as a whole. 2016 £m 2015 £m 2014 £m 2013 £m 2012 £m Note: 1 Pension assets are deemed to be recoverable and there are no adjustments in respect of minimum funding requirements as future economic benefits are available to the Company either in the form of future refunds or, for plans still open to benefit accrual, in the form of possible reductions in future contributions. 143 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Analysis of net deficit: Total fair value of scheme assets 4,925 4,9563,8423,7231,604 Present value of funded scheme liabilities (5,129) (5,288)(4,325)(4,239)(1,853) Net deficit for funded schemes (204) (332)(483)(516)(249) Present value of unfunded scheme liabilities (66) (66) (66) (12)(12) Net deficit (270) (398)(549)(528)(261) Net deficit is analysed as: Assets1 177 169355231 Liabilities (447) (567)(584)(580)(292) Service cost –(36) (36) Interest income/(cost) 149(157)(8) Return on plan assets excluding interest income (151)–(151) Actuarial gains arising from changes in demographic assumptions –7171 Actuarial gains arising from changes in financial assumptions –276276 Actuarial losses arising from experience adjustments –(40) (40) Employer cash contributions 27–27 Member cash contributions 7(7) – Benefits paid (118)118– Exchange rate movements 59(84)(25) Other movements (4) 1814 31 March 2016 4,925(5,195)(270) Current service cost 36 3714 Net interest charge 8 320 Total included within staff costs 44 40 34 Actuarial (gains)/losses recognised in the SOCI1 (156) 269(57)

Notes to the consolidated financial statements (continued) 26. Post employment benefits (continued) An analysis of net assets/(deficit) is provided below for the Group’s largest defined benefit pension scheme in the UK, which is a funded scheme. Following the merger of the Vodafone UK plan and the CWWRP plan on 6 June 2014 the assets and liabilities of the CWW Section are segregated from the Vodafone Section and hence are reported separately below. CWW Section1 Vodafone Section2 2016 £m 2015 £m 2014 £m 2013 £m 2016 £m 2015 £m 2014 £m 2013 £m 2012 £m Notes: 1 Cable & Wireless Worldwide Retirement Plan until 6 June 2014. 2 Vodafone UK plan until 6 June 2014. 3 Pension assets are deemed to be recoverable and there are no adjustments in respect of minimum funding requirements as future economic benefits are available to the Company either in the form of future refunds or, for plans still open to benefit accrual, in the form of possible reductions in future contributions. Duration of the benefit obligations The weighted average duration of the defined benefit obligation at 31 March 2016 is 22.3 years (2015: 22.7 years; 2014: 21.7 years). Fair value of pension assets 2016 £m 2015 £m Note: 1 Derivatives include collateral held in the form of cash. The schemes have no direct investments in the Group’s equity securities or in property currently used by the Group. Each of the plans manages risks through a variety of methods and strategies including equity protection, to limit downside risk in falls in equity markets, inflation and interest rate hedging and, in the CWW Section of the Vodafone UK plan, a substantial insured pensioner buy-in policy. The actual return on plan assets over the year to 31 March 2016 was a loss of £2 million (2015: £897 million return). Sensitivity analysis Measurement of the Group’s defined benefit retirement obligation is sensitive to changes in certain key assumptions. The sensitivity analysis below shows how a reasonably possible increase or decrease in a particular assumption would, in isolation, result in an increase or decrease in the present value of the defined benefit obligation as at 31 March 2016. Rate of inflation Rate of increase in salaries Discount rate Life expectancy Decrease by 0.5% £m Increase by 0.5% £m Decrease by 0.5% £m Increase by 0.5% £m Decrease by 0.5% £m Increase by 0.5% £m Increase by 1 year Decrease by 1 year £m £m (Decrease)/increase in present value of defined obligation (395) 448 (4) 4 597 (511) 126 (126) The sensitivity analysis may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another. In presenting this sensitivity analysis, the change in the present value of the defined benefit obligation has been calculated on the same basis as prior years using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognised in the statement of financial position. 144 Vodafone Group Plc Annual Report on Form 20-F 2016 Cash and cash equivalents 87 97 Equity investments: With quoted prices in an active market 1,487 1,489 Without quoted prices in an active market 157 154 Debt instruments: With quoted prices in an active market 2,747 2,567 Property: With quoted prices in an active market 8 7 Without quoted prices in an active market 15 12 Derivatives:1 With quoted prices in an active market (292) 99 Without quoted prices in an active market – – Investment fund 231 – Annuity policies – Without quoted prices in an active market 485 531 Total 4,925 4,956 Analysis of net assets/(deficit): Total fair value of scheme assets 2,184 2,2511,7801,827 1,904 1,9121,3431,3281,218 Present value of scheme liabilities (2,011) (2,085)(1,732)(1,874) (2,015) (2,133) (1,677) (1,647)(1,444) Net assets/(deficit) 173 166 48 (47) (111) (221)(334)(319)(226) Net assets/(deficit) are analysed as: Assets3 173 16648– – –––– Liabilities – ––(47) (111) (221) (334)(319)(226)

27. Share-based payments We have a number of share plans used to award shares to Directors and employees as part of their remuneration package. A charge is recognised over the vesting period in the consolidated income statement to record the cost of these, based on the fair value of the award on the grant date. Accounting policies The Group issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions. A corresponding increase in retained earnings is also recognised. Some share awards have an attached market condition, based on total shareholder return (‘TSR’), which is taken into account when calculating the fair value of the share awards. The valuation for the TSR is based on Vodafone’s ranking within the same group of companies, where possible, over the past five years. The fair value of awards of non-vested shares is equal to the closing price of the Group’s shares on the date of grant, adjusted for the present value of the delay in receiving dividends where appropriate. The maximum aggregate number of ordinary shares which may be issued in respect of share options or share plans will not (without shareholder approval) exceed: a 10% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans; and a 5% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans, other than any plans which are operated on an all-employee basis. Share options Vodafone Group executive plans No share options have been granted to any Directors or employees under the Company’s discretionary share option plans in the year ended 31 March 2016. There are options outstanding under the Vodafone Group 1999 Long-Term Stock Incentive Plan and the Vodafone Global Incentive Plan. These options are normally exercisable between three and ten years from the date of grant. The vesting of some of these options was subject to satisfaction of performance conditions. Grants made to US employees are made in respect of American Depositary Shares (‘ADS’). Vodafone Group Share save Plan The Vodafone Group 2008 Share save Plan enables UK staff to acquire shares in the Company through monthly savings of up to £250 over a three and/or five year period, at the end of which they may also receive a tax free bonus. The savings and bonus may then be used to purchase shares at the option price, which is set at the beginning of the invitation period and usually at a discount of 20% to the then prevailing market price of the Company’s shares. Share plans Vodafone Group executive plans Under the Vodafone Global Incentive Plan awards of shares are granted to Directors and certain employees. The release of these shares is conditional upon continued employment and, for some awards, achievement of certain performance targets measured over a three year period. Vodafone Share Incentive Plan The Vodafone Share Incentive Plan enables UK staff to acquire shares in the Company through monthly purchases of up to £125 per month or 5% of salary, whichever is lower. For each share purchased by the employee, the Company provides a free matching share. 145 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information

Notes to the consolidated financial statements (continued) 27. Share-based payments (continued) Movements in outstanding ordinary share and ADS options ADS options Ordinary share options 2016 Millions 2015 Millions 2014 Millions 2016 Millions 2015 Millions 2014 Millions Summary of options outstanding and exercisable at 31 March 2016 Outstanding Exercisable Weighted average remaining contractual life Months Weighted average remaining contractual life Months Weighted average exercise price Weighted average exercise price Outstanding shares Millions Exercisable shares Millions Share awards Movements in non-vested shares are as follows: 2016 2015 2014 Weighted average fair value at grant date Weighted average fair value at grant date Weighted average fair value at grant date Millions Millions Millions Other information The total fair value of shares vested during the year ended 31 March 2016 was £58 million (2015: £84 million; 2014: £90 million). The compensation cost included in the consolidated income statement in respect of share options and share plans was £117 million (2015: £88 million; 2014: £92 million) which is comprised principally of equity-settled transactions. The average share price for the year ended 31 March 2016 was 224.2 pence (2015: 212.7 pence; 2014: 212.2 pence). 146 Vodafone Group Plc Annual Report on Form 20-F 2016 1 April 217£1.56 243£1.44294£1.27 Granted 63£2.22 83£1.6384£1.58 Vested (32) £1.80 (62) £1.35(81) £1.11 Forfeited (50) £1.40 (47) £1.35(54) £1.19 31 March 198 £1.77 217 £1.56243 £1.44 Vodafone Group savings related and Share save Plan: £1.01–£2.00 23£1.62 29–– – Vodafone Group 1999 Long-Term Stock Incentive Plan: £1.01–£2.00 1£1.68 161£1.68 16 1 April – 25 2740 Granted during the year – –– 7 712 Forfeited during the year – –– (1) (2) (1) Exercised during the year – –– (5) (6) (22) Expired during the year – –– (2) (1) (2) 31 March – –– 24 25 27 Weighted average exercise price: 1 April – –US$22.16 £1.49 £1.42£1.41 Granted during the year – –– £1.89 £1.56£1.49 Forfeited during the year – –– £1.54 £1.45£1.34 Exercised during the year – –US$29.31 £1.42 £1.25£1.43 Expired during the year – –– £1.59 £1.45£1.37 31 March – –– £1.62 £1.49£1.42

28. Acquisitions and disposals We completed a number of small acquisitions during the year. The note below provides details of these transactions as well as those in the prior year including, most significantly, the acquisition of Grupo Corporativo Ono, S.A. (‘Ono’). For further details see “Critical accounting judgements and key sources of estimation uncertainty” in note 1 “Basis of preparation” to the consolidated financial statements. Accounting policies Business combinations Acquisitions of subsidiaries are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued by the Group. Acquisition-related costs are recognised in the income statement as incurred. The acquiree’s identifiable assets and liabilities are recognised at their fair values at the acquisition date. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree, if any, over the net amounts of identifiable assets acquired and liabilities assumed at the acquisition date. The interest of the non-controlling shareholders in the acquiree may initially be measured either at fair value or at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets acquired, liabilities and contingent liabilities assumed. The choice of measurement basis is made on an acquisition-by-acquisition basis. Acquisition of interests from non-controlling shareholders In transactions with non-controlling parties that do not result in a change in control, the difference between the fair value of the consideration paid or received and the amount by which the non-controlling interest is adjusted is recognised in equity. Acquisitions The aggregate cash consideration in respect of purchases of interests in subsidiaries, net of cash acquired, is as follows: £m Acquisitions During the 2016 financial year, the Group completed a number of acquisitions for an aggregate net cash consideration of £43 million. The aggregate fair values of goodwill, identifiable assets and liabilities of the acquired operations were £17 million, £38 million and £12 million respectively. In addition, the Group completed the acquisition of certain non-controlling interests for a net cash consideration of £48 million. Grupo Corporativo Ono, S.A. (‘Ono’) On 23 July 2014, the Group acquired the entire share capital of Ono for a cash consideration of £2,945 million. The primary reason for acquiring the business was to create a leading integrated communications operator in Spain, offering customers unified communication services. The purchase price allocation is set out in the table below: Fair value £m Notes: 1 Identifiable intangible assets of £777 million consisted of customer contracts and relationships of £710 million, brand of £33 million and software of £34 million. 2 The goodwill arising on acquisition is principally related to the synergies expected to arise following the integration of the Ono business. These principally relate to synergies expected to arise following integration of the respective networks, operating cost rationalisation and revenue synergies driven by the larger network footprint and incremental revenue streams from integrated services. 3 Transaction costs of £11 million were charged in the Group’s consolidated income statement in the year ended 31 March 2015. 147 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Net assets acquired: Identifiable intangible assets1 777 Property, plant and equipment 3,272 Other investments 7 Trade and other receivables 156 Cash and cash equivalents 143 Current and deferred taxation 647 Short and long-term borrowings (3,001) Trade and other payables (391) Provisions (83) Net identifiable assets acquired 1,527 Non-controlling interests (5) Goodwill2 1,423 Total consideration3 2,945 Cash consideration paid: Acquisitions completed during the year 44 Net cash acquired (1) 43

Notes to the consolidated financial statements (continued) 28. Acquisitions and disposals (continued) Vodafone Omnitel B.V. (‘Vodafone Italy’) On 21 February 2014 the Group acquired a 100% interest in Vodafone Italy, having previously held a 76.9% stake which was accounted for as a joint venture. The Group acquired the additional 23.1% equity as part of the consideration received for the disposal of the Group’s interests in Verizon Wireless (see “Disposals” below). There was no observable market for Verizon shares and so the fair value of consideration paid by the Group for the acquisition was considered to be more reliably determined based on the acquisition-date fair value of Group’s existing equity interest in Vodafone Italy. Using a value in use basis, the consideration paid for the acquisition was determined to be £7,121 million, comprising £5,473 million for the Group’s existing 76.9% equity interest and £1,648 million for the additional 23.1% equity interest. Disposals Verizon Wireless (‘VZW’) On 21 February 2014 the Group sold its US sub-group which included its entire 45% shareholding in VZW to Verizon Communications Inc. for a total consideration of £76.7 billion before tax and transaction costs, comprising cash of £35.2 billion, shares in Verizon Communications Inc. of £36.7 billion, loan notes issued by Verizon Communications Inc. of £3.1 billion and a 21.3% interest in Vodafone Italy valued at £1.7 billion. The Group recognised a net gain on disposal of £44,996 million, reported in profit for the financial year from discontinued operations. 29. Commitments A commitment is a contractual obligation to make a payment in the future, mainly in relation to leases and agreements to buy assets such as network infrastructure and IT systems. These amounts are not recorded in the consolidated statement of financial position since we have not yet received the goods or services from the supplier. The amounts below are the minimum amounts that we are committed to pay. Accounting policies Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership of the asset to the lessee. All other leases are classified as operating leases. Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments as determined at the inception of the lease. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in the income statement. Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term. Operating lease commitments The Group has entered into commercial leases on certain properties, network infrastructure, motor vehicles and items of equipment. The leases have various terms, escalation clauses, purchase options and renewal rights, none of which are individually significant to the Group. Future minimum lease payments under non-cancellable operating leases comprise: 2016 £m 2015 £m The total of future minimum sublease payments expected to be received under non-cancellable subleases is £397 million (2015: £358 million). Capital commitments Company and subsidiaries Share of joint operations Group 2016 £m 2015 £m 2016 £m 2015 £m 2016 £m 2015 £m Note: 1 Commitment includes contracts placed for property, plant and equipment and intangible assets. Capital commitments at 31 March 2015 included £2,682 million in relation to spectrum acquired in 12 telecom circles in India, the purchase of which was completed during the year. 148 Vodafone Group Plc Annual Report on Form 20-F 2016 Contracts placed for future capital expenditure not provided in the financial statements1 1,954 4,871 97 86 2,051 4,957 Within one year 1,527 1,403 In more than one year but less than two years 1,096 925 In more than two years but less than three years 988 797 In more than three years but less than four years 797 698 In more than four years but less than five years 632 550 In more than five years 2,822 2,207 7,862 6,580

Acquisition commitments On 15 February 2016 Vodafone announced that Liberty Global Europe Holding B.V. and Vodafone International Holdings B.V. had reached an agreement to merge their operating businesses in the Netherlands to form a 50:50 joint venture. The joint venture will operate under both the Vodafone and Ziggo brands and will create a nationwide integrated communications provider in the Netherlands. Based upon the enterprise value of each business, and after deducting Ziggo’s €7.3 billion of net debt, Vodafone will make a cash payment to Liberty Global of €1 billion to equalise ownership in the JV, reflecting the €2 billion difference in the two companies’ equity value. Vodafone Netherlands will be contributed to the JV on a debt and cash free basis. The transaction is expected to close around the end of 2016 and is subject to regulatory approvals and consultations with the Works Councils. During the year ended 31 March 2016 Vodafone agreed to acquire You Broadband (India) Private Limited and You System Integration Private Limited in India for £35 million. The transaction, which is expected to close later this year, is subject to regulatory approval by the Foreign Investment Promotion Board. 30. Contingent liabilities and legal proceedings Contingent liabilities are potential future cash outflows, where the likelihood of payment is considered more than remote, but is not considered probable or cannot be measured reliably. 2016 £m 2015 £m Notes: 1 Performance bonds require the Group to make payments to third parties in the event that the Group does not perform what is expected of it under the terms of any related contracts or commercial arrangements. 2 Other guarantees principally comprise Vodafone Group Plc’s guarantee of the Group’s 50% share of an AUD 1.7 billion loan facility and a US$3.5 billion loan facility of its joint venture, Vodafone Hutchison Australia Pty Limited. UK pension schemes The Group’s main defined benefit scheme is the Vodafone UK Group Pension Scheme which has two segregated sections, the Vodafone Section and the CWW Section, as detailed in note 26. The Group has covenanted to provide security in favour of the Vodafone UK Group Pension Scheme – Vodafone Section whilst there is a deficit in this section. The deficit is measured on a prescribed basis agreed between the Group and Trustee. In 2010 the Group and Trustee agreed security of a charge over UK index linked gilts (‘ILG’) held by the Group. The level of the security has varied since inception in line with the movement in the Scheme deficit. At the 31 March 2016 the Scheme retains security over £264.5 million (notional value) 2017 ILGs and £76.3 million (notional value) 2016 ILGs. The security may be substituted either on a voluntary or mandatory basis. As and when alternative security is provided, the Group has agreed that the security cover should include additional headroom of 33%, although if cash is used as the security asset the ratio will revert to 100% of the relevant liabilities or, where the proposed replacement security asset is listed on an internationally recognised stock exchange in certain core jurisdictions, the trustee may decide to agree a lower ratio than 133%. The Company has also provided two guarantees to the Vodafone Section of the scheme for a combined value up to £1.25 billion to provide security over the deficit under certain defined circumstances, including insolvency of the employers. The Company has also agreed a similar guarantee of up to £1.25 billion for the CWW Section. An additional smaller UK defined benefit scheme, the THUS Plc Group Scheme, has a guarantee from the Company for up to £110 million. Legal proceedings The Company and its subsidiaries are currently, and may from time to time become, involved in a number of legal proceedings, including inquiries from, or discussions with, governmental authorities that are incidental to their operations. However, save as disclosed below, the Company does not believe that it or its subsidiaries are currently involved in (i) any legal or arbitration proceedings (including any governmental proceedings which are pending or known to be contemplated) which may have, or have had in the 12 months preceding the date of this report, a material adverse effect on the financial position or profitability of the Company or its subsidiaries; or (ii) any material proceedings in which any of the Company’s Directors, members of senior management or affiliates are either a party adverse to the Company or its subsidiaries or have a material interest adverse to the Company or its subsidiaries. Due to inherent uncertainties, the Company cannot make any accurate quantification of any cost, or timing of such cost, which may arise from any of the legal proceedings referred to in this Annual Report. Telecom Egypt arbitration In October 2009 Telecom Egypt began an arbitration against Vodafone Egypt in Cairo alleging breach of non-discrimination provisions in an interconnection agreement as a result of lower interconnection rates paid to Vodafone Egypt by Mobinil. Telecom Egypt also sought to join Vodafone International Holdings BV (‘VIHBV’), Vodafone Europe BV (‘VEBV’) and Vodafone Group Plc to the arbitration. In January 2015 the arbitral tribunal issued its decision. It held unanimously that it had no jurisdiction to arbitrate the claim against VIHBV, VEBV and Vodafone Group Plc. The tribunal also held by a three to two majority that Telecom Egypt had failed to establish any liability on the part of Vodafone Egypt. Telecom Egypt applied to the Egyptian court to set aside the decision. On 15 March 2016 the Court of Appeal dismissed Telecom Egypt’s application to annul the arbitration award. Telecom Egypt had 60 days to appeal to the Cour de Cassation, which has now expired. Vodafone Egypt has applied for a certificate to confirm that no appeal has been filed. 149 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Performance bonds1 849 766 Other guarantees and contingent liabilities2 2,543 2,539

Notes to the consolidated financial statements (continued) 30. Contingent liabilities and legal proceedings (continued) Indian tax case In August 2007 and September 2007, Vodafone India Limited (‘VIL’) and VIHBV respectively received notices from the Indian tax authority alleging potential liability in connection with an alleged failure by VIHBV to deduct withholding tax from consideration paid to the Hutchison Telecommunications International Limited group (‘HTIL’) in respect of HTIL’s gain on its disposal to VIHBV of its interests in a wholly-owned subsidiary that indirectly holds interests in VIL. In January 2012 the Indian Supreme Court handed down its judgement, holding that VIHBV’s interpretation of the Income Tax Act 1961 was correct, that the HTIL transaction in 2007 was not taxable in India, and that consequently, VIHBV had no obligation to withhold tax from consideration paid to HTIL in respect of the transaction. The Indian Supreme Court quashed the relevant notices and demands issued to VIHBV in respect of withholding tax and interest. On 20 March 2012 the Indian Government returned VIHBV’s deposit of INR 25 billion and released the guarantee for INR 85 billion, which was based on the demand for payment issued by the Indian tax authority in October 2010, for tax of INR 79 billion plus interest. On 28 May 2012 the Finance Act 2012 became law. The Finance Act 2012 contained provisions intended to tax any gain on transfer of shares in a non-Indian company, which derives substantial value from underlying Indian assets, such as VIHBV’s transaction with HTIL in 2007. Further it seeks to subject a purchaser, such as VIHBV, to a retrospective obligation to withhold tax. VIHBV received a letter on 3 January 2013 reminding it of the tax demand raised prior to the Indian Supreme Court’s judgement and purporting to update the interest element of that demand to a total amount of INR 142 billion. On 17 January 2014, VIHBV served an amended trigger notice on the Indian Government under the Dutch-India Bilateral Investment Treaty (‘Dutch BIT’), supplementing a trigger notice filed on 17 April 2012, immediately prior to the Finance Act 2012 becoming effective, to add claims relating to an attempt by the Indian Government to tax aspects of the transaction with HTIL under transfer pricing rules. VIHBV arbitration proceedings On 17 April 2014, VIHBV served its notice of arbitration under the Dutch BIT, formally commencing the Dutch BIT arbitration proceedings. An arbitrator has been appointed by VIHBV. The Indian Government has also appointed its arbitrator. The two party-appointed arbitrators failed to appoint a chairman. Consequently, the President of the International Court of Justice will now appoint the third arbitrator who will act as the presiding arbitrator. On 15 June 2015, Vodafone Group Plc and Vodafone Consolidated Holdings Limited served a trigger notice on the Indian Government under the United Kingdom-India Bilateral Investment Treaty (’UK BIT’) in respect of retrospective tax claims under the Finance Act 2012. On 4 February 2016, VIHBV received a reminder of an outstanding tax demand of INR 221 billion. The latest reminder threatens enforcement action if the demand is not satisfied. Separate proceedings in the Bombay High Court taken against VIHBV to seek to treat it as an agent of HTIL in respect of its alleged tax on the same transaction, as well as penalties of up to 100% of the assessed withholding tax for the alleged failure to have withheld such taxes, were listed for hearing at the request of the Indian Government on 21 April 2016 despite the issue having been ruled upon by the Indian Supreme Court. The hearing was adjourned to a date yet to be listed. Should a further demand for taxation be received by VIHBV or any member of the Group as a result of the retrospective legislation, we believe it is probable that we will be able to make a successful claim under the Dutch BIT and/or UK BIT. We did not carry a provision for this litigation or in respect of the retrospective legislation at 31 March 2016, or at previous reporting dates. Other Indian tax cases VIL and Vodafone India Services Private Limited (‘VISPL’) (formerly 3GSPL) are involved in a number of tax cases with total claims exceeding £1.4 billion plus interest, and penalties of up to 300% of the principal. VISPL tax claims VISPL has been assessed as owing tax of approximately £223 million (plus interest of £123 million) in respect of (i) a transfer pricing margin charged for the international call centre of HTIL prior to the 2007 transaction with Vodafone for HTIL assets in India; (ii) the sale of the international call centre by VISPL to HTIL; and (iii) the acquisition of and/or the alleged transfer of options held by VISPL for VIL. The first two of the three heads of tax are subject to an indemnity by HTIL. The larger part of the potential claim is not subject to any indemnity. VISPL unsuccessfully challenged the merits of the tax demand in the statutory tax tribunal and the jurisdiction of the tax office to make the demand in the High Court. The Tax Appeal Tribunal heard the appeal and ruled in the Tax Office’s favour. VISPL lodged an appeal (and stay application) in the Bombay High Court which was concluded in early May 2015. On 13 July 2015 the tax authorities issued a revised tax assessment reducing the tax VISPL had previously been assessed as owing in respect of (i) and (ii) above. In the meantime, (i) a stay of the tax demand on a deposit of £20 million and (ii) a corporate guarantee by VIHBV for the balance of tax assessed remain in place. On 8 October 2015, the Bombay High Court ruled in favour of Vodafone in relation to the options and the call centre sale. The Tax Office has recently appealed to the Supreme Court of India. Indian regulatory cases Litigation remains pending in the Telecommunications Dispute Settlement Appellate Tribunal (‘TDSAT’), High Courts and the Indian Supreme Court in relation to a number of significant regulatory issues including mobile termination rates (‘MTRs’), spectrum and licence fees, licence extension and 3G intra-circle roaming (‘ICR’). Public interest litigation: Yakesh Anand v Union of India, Vodafone and others The Petitioner brought a special leave petition in the Indian Supreme Court on 30 January 2012 against the Government of India and mobile network operators, including VIL, seeking recovery of the alleged excess spectrum allocated to the operators, compensation for the alleged excess spectrum held in the amount of approximately €4.7 billion and a criminal investigation of an alleged conspiracy between government officials and the network operators. A claim with similar allegations was dismissed by the Indian Supreme Court in March 2012, with an order that the Petitioner should pay a fine for abuse of process. The case is pending before the Indian Supreme Court and is expected to be called for hearing at some uncertain future date. 150 Vodafone Group Plc Annual Report on Form 20-F 2016

3G inter-circle roaming: Vodafone India and others v Union of India In April 2013, the Indian Department of Telecommunications (‘DoT’) issued a stoppage notice to VIL’s operating subsidiaries and other mobile operators requiring the immediate stoppage of the provision of 3G services on other operators’ mobile networks in an alleged breach of licence claim. The DoT also imposed a fine of approximately €5.5 million. VIL applied to the Delhi High Court for an order quashing the DoT’s notice. Interim relief from the notice has been granted (but limited to existing customers at the time with the effect that VIL was not able to provide 3G services to new customers on other operators’ 3G networks pending a decision on the issue). The dispute was referred to the TDSAT for decision, which ruled on 28 April 2014 that VIL and the other operators were permitted to provide 3G services to their customers (current and future) on other operators’ networks. The DoT has appealed the judgement and sought a stay of the tribunal’s judgement. The DoT’s stay application was rejected by the Indian Supreme Court. The matter is pending before the Indian Supreme Court. One time spectrum charges: VIL v Union of India The Indian Government has sought to impose one time spectrum charges of approximately €525 million on certain operating subsidiaries of VIL. VIL filed a petition before the TDSAT challenging the one time spectrum charges on the basis that they are illegal, violate VIL’s licence terms and are arbitrary, unreasonable and discriminatory. The tribunal stayed enforcement of the Government’s spectrum demand pending resolution of the dispute. The matter is due to go for final hearing before the Indian Supreme Court, and will be listed in due course. Other public interest litigation Three public interest litigations have been initiated in the Indian Supreme Court against the Indian Government and private operators on the grounds that the grant of additional spectrum beyond 4.4/6.2 MHz has been illegal. The cases seek appropriate investigation and compensation for the loss to the exchequer. Adjusted Gross Revenue (‘AGR’) dispute before the Indian Supreme Court: VIL and others v Union of India VIL has challenged the tribunal’s judgement dated 23 April 2015 to the extent that it dealt with the calculation of AGR, upon which license fees and spectrum usage charges are based. The cumulative impact of the inclusion of these components is approximately Rs. 2,200 Crores. The DoT also moved cross appeals challenging the tribunal’s judgement. In the hearing before the Indian Supreme Court, the Court orally directed the DoT not to take any coercive steps in the matter, which was adjourned. On 29 February 2016, the Supreme Court ordered that the DoT may continue to raise demands for fees and charges, but may not enforce them until a final decision on the matter. Other cases in the Group Germany: Patent litigation The telecoms industry is currently involved in significant levels of patent litigation brought by non-practicing entities (‘NPEs’) which have acquired patent portfolios from current and former industry companies. Vodafone is currently a party to patent litigation cases in Germany brought against Vodafone Germany by IPCom, St Lawrence Communications LLC (a subsidiary of Acacia Research Corporation), and by Intellectual Ventures, all NPEs. Vodafone has contractual indemnities from suppliers which have been invoked in relation to the alleged patent infringement liability. Germany: Mannesman and Kabel Deutschland takeover – class actions The German courts are determining the adequacy of the mandatory cash offer made to minority shareholders in Vodafone’s takeover of Mannesman. This matter has been ongoing since 2001. The German courts are also determining whether “squeeze out” compensation is payable to affected Mannesman shareholders in a similar proceeding. In September 2014, the German courts awarded compensation to minority shareholders of Mannesman in the amount of €229.58 per share, which would result in a pay-out of €19 million (plus €10 million of accrued interest). The German courts also ruled that the “squeeze out” compensation should amount to €251.31 per share, which would result in a pay-out of €43.8 million (plus interest of €23 million of accrued interest). Vodafone has appealed these decisions. Similar proceedings were initiated by 80 Kabel Deutschland shareholders. This proceeding is in its early stages, and, accordingly, Vodafone believes that it is too early to assess the likely quantum of any claim (however, Vodafone does not expect that the quantum of any such claim to be material). The next oral hearing is scheduled for 18 May 2016. Italy: British Telecom (Italy) v Vodafone Italy The Italian Competition Authority concluded an investigation in 2007 when Vodafone Italy gave certain undertakings in relation to allegations that it had abused its dominant position in the wholesale market for mobile termination. In 2010, British Telecom (Italy) brought a civil damages claim against Vodafone Italy on the basis of the Competition Authority’s investigation and Vodafone Italy’s undertakings. British Telecom (Italy) seeks damages in the amount of €280 million for abuse of dominant position by Vodafone Italy in the wholesale fixed to mobile termination market for the period from 1999 to 2007. A court appointed expert delivered an opinion to the Court that the range of damages in the case should be in the region of €10 million to €25 million which was reduced in a further supplementary report published in September 2014 to a range of €8 million to €11 million. Judgement was handed down by the court in August 2015, awarding €12 million, (including interest) to British Telecom (Italy). British Telecom (Italy) has appealed the amount of the damages to the Court of Appeal of Milan. In addition, British Telecom (Italy) has asked again for a reference to the European Court of Justice for an interpretation of the European community law on antitrust damages. Vodafone Italy has filed an appeal. Italy: FASTWEB v Vodafone Italy The Italian Competition Authority concluded an investigation in 2007 when Vodafone Italy gave certain undertakings in relation to allegations it had abused its dominant position in the wholesale market for mobile termination. In 2010, FASTWEB brought a civil damages claim against Vodafone Italy on the basis of the Competition Authority’s investigation and Vodafone Italy’s undertakings. FASTWEB sought damages in the amount of €360 million for abuse of dominant position by Vodafone Italy in the wholesale fixed to mobile termination market. A court appointed expert delivered an opinion to the Court that the range of damages in the case should be in the region of €0.5 million to €2.3 million. On 15 October 2014, the Court decided to reject FASTWEB’s damages claim in its entirety. FASTWEB appealed the decision and the first appeal hearing took place in September 2015. The Court has scheduled a final hearing for September 2016. 151 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information

Notes to the consolidated financial statements (continued) 30. Contingent liabilities and legal proceedings (continued) Italy: Telecom Italia v Vodafone Italy (Teletu) Telecom Italia brought civil claims against Vodafone Italy in relation to TeleTu’s alleged anti-competitive retention of customers. Telecom Italia seeks damages in the amount of €101 million. The Court decided on 9 June 2015 to appoint an expert to verify whether TeleTu has put in place anticompetitive retention activities. The experts’ work is now underway, and the parties have been invited by the Court to consider settlement. Greece: Papistas Holdings SA, Mobile Trade Stores (formerly Papistas SA) and Athanasios and Loukia Papistas v Vodafone Greece, Vodafone Group Plc and certain Directors and Officers of Vodafone. In December 2013, Mr and Mrs Papistas, and companies owned or controlled by them, brought three claims in the Greek court in Athens against Vodafone Greece, Vodafone Group Plc and certain Directors and officers of Vodafone Greece and Vodafone Group Plc for purported damage caused by the alleged abuse of dominance and wrongful termination of a franchise arrangement with a Papistas company. Approximately €1.0 billion of the claim is directed exclusively at one former and one current Director of Vodafone Greece. The balance of the claim (approximately €285.5 million) is sought from Vodafone Greece and Vodafone Group Plc on a joint and several basis. Both cases have been adjourned until September 2018, but it is possible that Papistas may re-file his claim under the new Greek civil procedure regime (which aims to hear trials within one year). Netherlands: Consumer credit/handset case In February 2016, the Dutch Supreme Court ruled on the Dutch implementation of the EU Consumer Credit Directive and “instalment sales agreements” (a Dutch law concept), holding that bundled ‘all-in’ mobile subscription agreements (i.e. Device along with mobile services) are considered consumer credit agreements. As a result Vodafone Netherlands, together with the industry, has been working with the Ministry of Finance and the Competition Authority on compliance requirements going forward for such offers. The ruling also has retrospective effect and a claim has been submitted by a claims organisation, which is currently being reviewed by Vodafone Netherlands. South Africa: GH Investments (GHI) v Vodacom Congo Vodacom Congo contracted with GHI to install ultra-low cost base stations on a revenue share basis. After rolling out three sites, GHI stopped and sought to renegotiate the terms. Vodacom Congo refused. GHI accused it of bad faith and infringement of intellectual property rights. In April 2015, GHI issued a formal notice for a claim of US$1.16 billion, although there does not seem to be a proper basis nor any substantiation for the compensation claimed. The dispute has been submitted to mediation under the International Chamber of Commerce. A mediator was appointed in September 2015 who convened a first meeting which took place in early November 2015. A follow-up mediation meeting was scheduled for December 2015, but has been postponed without a new date having been fixed. South Africa: CWN v Vodacom There are various legal matters relating to Vodacom’s investment in Vodacom Congo (DRC) SA (‘VDRC‘), the most recent of which is a claim brought by Mr Alieu Badara Mohamed Conteh (‘Conteh’) in the Commercial Court of Kinshasa/Gombe against Vodacom International Limited (‘VCOMIL’) and VDRC. Conteh is the controlling shareholder of Congolese Wireless Network s.a.r.l (‘CWN’), a company incorporated in the DRC. CWN is a minority shareholder in VDRC. These proceedings seek to invalidate a court decision removing Conteh as the statutory manager of CWN, as well as the liquidation of VDRC and the payment of various sums to CWN and Conteh. The action also includes an unsubstantiated claim for US$14 billion against VCOMIL for its alleged role in helping to undermine Conteh’s position as former statutory manager of CWN. The Court of Appeal of Kinshasa/Gombe in December 2015 dismissed Conteh’s case against VCOMIL on the grounds of a lack of proper service of legal process. South Africa: Makate v Vodacom (Proprietary) Limited (‘Vodacom’) In 2008, Mr Makate instituted legal proceedings to claim compensation for a business idea that led to a product known as ‘Please Call Me’. On 1 July 2014, the South Gauteng High Court, Johannesburg (‘the High Court’) found that Mr Makate had proven the existence of a contract. However, the High Court ruled that the Company was not bound by that contract because the responsible director of product development and services did not have authority to enter into any such agreement on the Company’s behalf. The High Court also rejected Mr Makate’s claim on the basis that it had lapsed in terms of the Prescription Act 68 of 1969. The High Court and Supreme Court of Appeal turned down Mr Makate’s application for leave to appeal on 11 December 2014 and 2 March 2015, respectively. Mr Makate applied for leave to appeal in the Constitutional Court. On 26 April 2016, after having heard the application on 1 September 2015, the Constitutional Court granted leave to appeal and upheld Mr Makate’s appeal. In doing so, the Constitutional Court ordered that: (i) the Company is bound by the agreement concluded between Mr Makate and the then director of product development and services; (ii) the Company is to commence negotiations in good faith with Mr Makate to determine reasonable compensation; and (iii) in the event of the parties failing to agree on the reasonable compensation, the matter must be submitted to Vodacom’s Chief Executive Officer for determination of the amount within a reasonable time. Negotiations between the Company and Mr Makate will commence in accordance with the order of the Constitutional Court. 152 Vodafone Group Plc Annual Report on Form 20-F 2016

31. Related party transactions The Group has a number of related parties including joint arrangements and associates, pension schemes and Directors and Executive Committee members (see note 12 “Investments in associates and joint arrangements”, note 26 “Post employment benefits” and note 24 “Directors and key management compensation”). Transactions with joint arrangements and associates Related party transactions with the Group’s joint arrangements and associates primarily comprise fees for the use of products and services including network airtime and access charges, fees for the provision of network infrastructure and cash pooling arrangements. No related party transactions have been entered into during the year which might reasonably affect any decisions made by the users of these consolidated financial statements except as disclosed below. 2016 £m 2015 £m 2014 £m Note: 1 Amounts arise primarily through Vodafone Italy, Vodafone Hutchison Australia, Indus Towers Limited and Cornerstone Telecommunications Infrastructure Limited. Interest is paid in line with market rates. Dividends received from associates and joint ventures are disclosed in the consolidated statement of cash flows. Transactions with Directors other than compensation During the three years ended 31 March 2016, and as of 17 May 2016, no Director nor any other executive officer, nor any associate of any Director or any other executive officer, was indebted to the Company. During the three years ended 31 March 2016 and as of 17 May 2016, the Company has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including Directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest. 32. Subsequent events Euro reporting With effect from 1 April 2016 the functional currency of the Company has been changed from pounds sterling to the euro. The euro is now the primary currency in which the Company’s financing activities and investment returns are denominated. Similarly, with effect from 1 April 2016, the Group’s presentation currency has been changed from pounds sterling to the euro to better align with the geographic split of the Group’s operations. 153 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Sales of goods and services to associates 30 32231 Purchase of goods and services from associates 92 85109 Sales of goods and services to joint arrangements 16 612 Purchase of goods and services from joint arrangements 598 566570 Net interest income receivable from joint arrangements1 66 7975 Trade balances owed: by associates 1 33 to associates 3 43 by joint arrangements 183 18282 to joint arrangements 55 48170 Other balances owed by joint arrangements1 85 6157 Other balances owed to joint arrangements1 84 5463

Notes to the consolidated financial statements (continued) 33. Related undertakings A full list of all of our subsidiaries, joint arrangements and associated undertakings is detailed below. A full list of subsidiaries, joint arrangements and associated undertakings (as defined in the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008) as at 31 March 2016 is detailed below. The registered office address for each entity is also disclosed as additional information. No subsidiaries are excluded from the Group consolidation. Unless otherwise stated the Company’s subsidiaries all have share capital consisting solely of ordinary shares and are indirectly held. The percentage held by Group companies reflect both the proportion of nominal capital and voting rights unless otherwise stated. Subsidiaries Accounting policies A subsidiary is an entity controlled by the Company. Control is achieved where the Company has existing rights that give it the current ability to direct the activities that affect the Company’s returns and exposure or rights to variable returns from the entity. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Group. All intra-group transactions, balances, income and expenses are eliminated on consolidation. Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Group’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling shareholder’s share of changes in equity since the date of the combination. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance. % held by Group companies % held by Group companies % held by Group companies Company name Share class Company name Share class Company name Share class Albania Brazil Congo, The Democratic Republic of the Vodacash s.p.r.l.3 Vodafone M-PESA SH.P.K. 99.94 Ordinary shares 33.15 Ordinary shares Cobra do Brasil Serviços de Telemàtica ltda. 70.00 Ordinary shares Vodacom Congo (RDC) SA3,4 Vodafone Albania Sh.A 99.94 Ordinary shares 33.15 Ordinary shares, 4% redeemable preference shares Angola Côte d’Ivoire Vodafone Serviços Empresariais Brasil Ltda. 100.00 Ordinary shares Vodacom Business Limitada3 65.00 Ordinary shares Argentina Vodacom Business Cote D’ivoire S.A.R.L.3 65.00 Ordinary shares Datora Mobile Telecomunicacoes S.A10 N/A N/A CWGNL S.A. 100.00 Ordinary shares Cyprus Cameroon Australia Vodafone Mobile Operations Limited 100.00 Ordinary shares Vodacom Business Cameroon SA365.00 Ordinary shares Bluefish Australia Pty Ltd 100.00 Ordinary shares Czech Republic Canada Vodafone Enterprise Australia Pty Limited 100.00 Ordinary shares Cable & Wireless Canada Inc 100.00 Common shares Vodafone Czech Republic A.S. 100.00 Ordinary shares Cayman Islands Oskar Mobil S.R.O. 100.00 Basic capital shares Quickcomm Pty Limited 100.00 Ordinary shares, Redeemable convertible preference shares CGP Investments (Holdings) Limited 100.00 Ordinary shares Nadace Vodafone Česká republika 100.00 Ordinary shares PPL Pty Limited 100.00 Ordinary shares Chile Vodafone Enterprise Europe (UK) Limited – Czech Branch 100.00 Branch Talkland Australia Pty Limited100.00 Ordinary shares VAPL No. 2 Pty Limited 100.00 Ordinary shares Vodafone Enterprise Chile SA 100.00 Regular nominative shares Denmark Austria China Vodafone Enterprise Denmark A/S 100.00 Ordinary shares Vodafone Enterprise Austria GmbH 100.00 Ordinary shares Cobra (Beijing) Automotive Technologies Co, Ltd 100.00 Ordinary shares Bahrain Avenue, Chaoyang District, Beijing 100004, China Vodafone Enterprise Bahrain W.L.L. 100.00 Ordinary shares Vodafone China Limited (China) 100.00Equity interest shares Belgium Vodafone Belgium SA/NV 100.00 Ordinary shares Cable & Wireless Communications Technical Services (Shanghai) Co. Ltd 100.00 Ordinary shares Ipergy Communications NV 100.00 Ordinary shares 154 Vodafone Group Plc Annual Report on Form 20-F 2016 Zaventemsesteenweg 162 1831 Diegem, Belgium Malta House, rue Archimède 25, 1000 Bruxelles, Belgium Unit 558-560, Regus SCB Tower, No. 210 Century Avenue, Pudong District, Shanghai, 200120, China Unit 3626, China World Tower 1, No. 1 Jianguomenwai Office 304, Building 60 Falcon Tower, Road 1701, Diplomatic Area, Manama, 317, Bahrain Building 21, 11, Kangding St., BDA, Beijing, 100176 - China, Kohlmarkt 8-10, 1010, Wien, Austria c/o BDO, Havneholmen 29, 1561, København V, Denmark 222 Miraflores, P.28, Santiago, Metrop 97-763 Olbrachtova 1980/5, Krč, 140 00 Praha 4, Czech Republic Level 7, 40 Mount Street, North Sydney NSW 2060, Australia náměstí Junkových 2, Praha 5, Stodůlky, 155 00, Czech Republic 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands Level 7, 210 George Street, Sydney NSW 2000, Australia Náměstí Junkových 2, Prague 5, Czech Republic, 13000, Czech Republic 53 Glenellen Drive East, Etobicoke ON M8Y 2G7, Canada Level 12, 210 George Street, Sydney NSW 2001, Australia HLB Mann Judd (NSW) Pty Ltd, Level 19, 207 Kent Street, Sydney NSW NSW 2000, Australia Ali Rıza Efendi Caddesi No:33/A Ortaköy, Lefkoşa, Cyprus Porte 201A 3eme Etage Entree C, immeuble SOCAR, Boulevard de la liberte, Akwa, Douala, Cameroon Cerrito 348, 5to B, C1010AAH, Buenos Aires, Argentina Rua Iguatemi, 1521. 29 anddar, Sao Paulo, Brazil No 62, Rue du Docteur Blanchard, Zone 4C, Abidjan, Cote d’Ivoire Avenida Che Guevara, No 49, Maculusso, Luanda, Angola Avenida Cidade Jardim, 400, 7th and 20th Floors, Jardim Paulistano, Sao Paulo, Brazil, 01454-000, Brazil 292 Avenue de la Justice, Commune de la Gombe, Kinshasa, Congo Av José Rocha Bonfim, 214, Cond Praça Capital – Edifício Toronto, sls 228/229 13080-900 Jardim Santa Genebra, Campinas, São Paulo, Brazil Autostrada Tirane-Durres, Rruga: “Pavaresia”, Nr 61, Kashar, Tirana, Albania

% held by Group companies % held by Group companies % held by Group companies Company name Share class Company name Share class Company name Share class Egypt India Kabelfernsehen Munchen Servicenter GmbH & Co. KG7 23.18 Ordinary shares Sarmady Communications 54.91 Ordinary shares Ag Mercantile Company Private Limited 100.00 Equity shares Urbana Teleunion Rostock GmbH 53.69 Ordinary shares Misrfone Trading Company LLC 54.38 Ordinary shares Co.KG & Jaykay Finholding (India) Private Limited 100.00 Equity shares Verwaltung “Urbana Teleunion” Rostock GmbH7 38.35 Ordinary shares Nadal Trading Company Private Limited 100.00 Equity shares Vodafone Data 54.93 Ordinary shares Omega Telecom Holdings Private Limited 100.00 Equity shares KABELCOM Wolfsburg Gesellschaft Fur Breitbandkabel-Kommunikation Mit Beschrankter Haftung7 76.70 Ordinary shares Vodafone International Services LLC 54.93 Ordinary shares Plustech Mercantile Company Private Limited 100.00 Equity shares SMMS Investments Pvt Limited 100.00 Equity shares Vodafone Egypt Telecommunications S.A.E. 54.93 Ordinary shares Vodafone Kabel Deutschland Field 76.70 Ordinary shares Telecom Investments India Private100.00 Limited Equity shares Services GmbH7 Ghana Starnet 54.93 Ordinary shares France UMT Investments Limited 100.00 Equity shares Usha Martin Telematics Limited 100.00 Equity shares Vodacom Business (Ghana) Limited3 65.00 Ordinary shares and non-voting, irredeemable, non-cumulative preference shares Vodafone Automotive Telematics Development S.A.S 100.00 Ordinary shares Vodafone Mobile Services Limited 100.00 Equity shares Vodafone Towers Limited 100.00 Equity shares Vodafone Automotive France S.A.S 50.94 Ordinary shares Ghana Telecommunications Company Limited 70.00 Ordinary shares MV Healthcare Services Private Limited 100.00 Equity shares Vodafone Enterprise France SAS 100.00 New euro shares National Communications Backbone Company Limited 70.00 Ordinary shares Germany ND Callus Info Services Private Limited 100.00 Equity shares Greece Scorpios Beverages Pvt. Ltd 100.00 Equity shares TKS Telepost Kabel-Service Kaiserslautern Beteiligungs GmbH7 76.70 Ordinary shares Vodafone Global Enterprise Telecommunications (Hellas) A.E. 100.00 Ordinary shares TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG7 76.70 Ordinary shares Vodafone Global Services Private Limited 100.00 Equity shares Vodafone-Panafon Hellenic Telecommunications Company S.A. 99.87 Ordinary shares Kabel Deutschland Holding AG7 76.70 Ordinary shares Kabel Deutschland Holding Erste 76.70 Ordinary shares Vodafone India Limited 100.00 Equity shares 7 B=eteiligungs GmbH Hellas Online S.A. 99.87 Ordinary shares Vodafone m-pesa Limited 100.00 Equity shares Kabel Deutschland Holding Zweite 76.70 Ordinary shares 7 B eteilgungs GmbH Vodafone Technology Solutions Limited 100.00 Equity shares Kabel Deutschland Siebte Beteiligungs GmbH7 76.70 Ordinary shares Victus Networks S.A. 50.00 Ordinary shares Mobile Commerce Solutions Limited 100.00 Equity shares Vodafone Kabel Deutschland GmbH7 76.70 Ordinary shares Zelitron S.A. 99.87 Ordinary shares Vodafone Foundation 100.00 Equity shares Vodafone Kabel Deutschland Kundenbetreuung GmbH7 76.70 Ordinary shares 360 Connect S.A. 99.87 Ordinary shares Cable & Wireless Global (India) Private Limited 100.00 Ordinary shares Hong Kong Vodafone Automotive Deutschland GmbH 100.00 Ordinary shares Vodafone Global Enterprise (Hong Kong) Limited 100.00 Ordinary shares Bluefish Communications GmbH 100.00 Ordinary shares Connect (India) Mobile Technologies Private Limited 100.00 Equity shares Vodafone Erste 100.00 Ordinary shares Beteiligungsgesellschaft mbH odafone GmbH V= 100.00 Ordinary A shares Vodafone China Limited (Hong Kong)1 100.00 Ordinary shares Cable & Wireless Networks India Private Limited 74.00 Equity shares Vodafone Group Services GmbH 100.00 Ordinary shares Vodafone Institut für Gesellschaft und Kommunikation GmbH 100.00 Ordinary shares Vodafone Stiftung Deutschland Gemeinnutzige GmbH7 76.70 Ordinary shares Vodafone Enterprise Global Network HK Ltd 100.00 Ordinary shares Vodafone Business Services Limited 100.00 Equity shares Vodafone Vierte Verwaltungs AG 100.00 Ordinary shares Vodafone Enterprise Hong Kong Ltd 100.00 Ordinary shares Vodafone India Services Private Limited 100.00 Ordinary shares Vouchercloud GmbH 82.89 Ordinary shares Hungary VSSB Vodafone Shared Services Budapest Private Limited Company 100.00 Registered ordinary shares KABELCOM Braunschweig Gesellschaft Fur Breitbandkabel-Kommunikation Mit Beschrankter Haftung7 76.70 Ordinary shares TESCO MBL Telecommunications Company Limited by Shares9 100.00 Ordinary shares Vodafone Enterprise Germany GmbH 100.00 Ordinary shares, Vodafone Magyarorszag Mobile Tavkozlesi Zartkoruen Mukodo Reszvenytarsasag2 100.00 Series A registered common shares Ordinary #2 shares 155 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Landsberger Strasse 155, 80687 Munich, Germany 6 Lechner Ödön fasor, Budapest, 1096, Hungary 40-44 Hungaria Krt. Budapest, H-1087, Hungary Friedrich-Wilhelm-Strasse 2, 38100, Braunschweig, Germany Vodafone House, Corporate Road, Prahladnagar, Off S. G. Highway, Ahmedabad, Gujarat, 380051, India Level 24, Dorset House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong Unit 2B, Creator, Itpl, Whitefield Road, Bangalore, Bangalore, Karnataka, 560066, India 35th Floor, Bank of China Tower, 1 Garden Road, Central Hong Kong, Hong Kong Ferdinand-Braun-Platz 1, 40549, Duesseldorf, Germany Skyline Ikon, 1st Floor, 86/92, Andheri Kurla Road, Marol Naka, Andheri East, Mumbai, Maharashtra, 400059, India 2207-08, 22/F, St. George’s Building, No. 2 Ice House Street, Central, Hong Kong Buschurweg 4, 76870 Kandel, Germany Unit 1A & 1B Creator ITPL Whitefield Road Bangalore KA 56006 Pireos 74A Avenue, Neo Faliro, Neo Faliro, 18547, Greece Parnithos 43 & Dilou, Metamorfosi, Athens Marathonos Ave 18 km & Pylou, Pallini, Attica, Pallini, Attica, 15351, Greece 2 Adrianiou & Papada, Athens, 115 25, Greece Peninsula Corporate Park, Ganpatrao Kadam Marg, Lower Parel, Mumbai, Maharashtra, 400013, India Betastraße 6-8, 85774 Unterföhring, Germany Flat No.6, 3rd Floor, Plot No. 22, Dsk, Nishigandh, Opp. Joshi Sweets, Erandwane, Pune-411038 India 1-3 Tzavella str, 152 31 Halandri, Athens, Greece Altes Forsthaus 2, 67661, Kaiserslautern, Germany Tour Neptune – 20, Place de Seine, 92400 Courbevoie, France First Floor, Annexe Building, 30,Nizamuddin East, New Delhi, 110013, India Telecom House, Nswam Road, Accra-North, Greater Accra Region, PMB 221, Ghana 144, Avenue Roger Salengro, 92372 – Chaville Cedex, France C-48, Okhla Industrial Estate, Phase - II, New Delhi, 110 020, India 1300 route de Cretes, Le WTC, Bat I1, 06560, Valbonne Soph, France 25 Sir Arku Korsah Road, Airport Residential Area, Accra, Ghana 8th Floor, RDB Boulevard, Plot K-1, Block-EP & GP, Sector - V, Saltlake City, Kolkata, West Bengal, 700091, India 37 Kaser El Nil St, 4th. Floor, Cairo, Egypt Sudwestpark 15, 90449, Nurnberg, Germany Site No 15/3C, Central Axis, 6th October City, Egypt Piece No. 1215, Plot of Land No. 1/14A, 6th October City, Egypt Seilerstrasse 18, 38440, Wolfsburg, Germany 2 Building, 36 Central road, Giza, Egypt 17 Port Said Street, Maadi El Sarayat, Cairo, Egypt Nobelstrasse 55, 18059, Rostock, Germany 127, Maker Chamber III, Nariman Point, Mumbai, Maharashtra, 400021, India 14 Wadi el Nile ST, Dokki, Giza, Egypt, Egypt Medienallee 24, 85774, Unterfohring, Germany

Notes to the consolidated financial statements (continued) 33. Related undertakings (continued) % held by Group companies % held by Group companies % held by Group companies Share class Company name Share class Company name Share class Company name Ireland Japan Malaysia Siro Limited 50.00 Ordinary shares Vodafone Global Enterprise (Japan) K.K. 100.00 Ordinary shares Vodafone Global Enterprise 100.00 Ordinary shares (Malaysia) Sdn Bhd Vodafone Ireland Marketing Limited 100.00 Ordinary shares Malta Vodafone Japan K.K 100.00 Ordinary shares Cable & Wireless (Ireland) Limited 100.00 Ordinary shares Cable & Wireless GN Limited 100.00 Ordinary shares Cable & Wireless U.K. - Japan Branch 100.00 Branch Multi Risk Benefits Limited 100.00 Ordinary A shares, ordinary B shares Vodafone Ireland Property Holdings Limited 100.00 Ordinary shares Kenya Multi Risk Indemnity Company Limited 100.00 A shares, B shares, ordinary A shares Cable & Wireless Services (Ireland) Limited 100.00 Ordinary shares Multi Risk Limited 100.00 Ordinary A shares, ordinary B shares Energis Communications (Ireland) Limited8 100.00 Ordinary shares Vodacom Business (Kenya) Limited3 52.00 Ordinary shares and ordinary B shares Vodafone Malta Limited 100.00 Ordinary shares Person To Person Limited 100.00 Ordinary shares Stentor Limited 100.00 Ordinary shares Mauritius Talk To Me Limited 100.00 Ordinary shares M-PESA Holding Co. Limited 100.00 Ordinary shares Vodafone Enterprise Global Limited 100.00 Ordinary shares Vodafone Kenya Limited 100.00 Ordinary voting shares Mobile Wallet VM13 65.00 Ordinary shares Vodafone Global Network Limited 100.00 Ordinary shares Vodacom International Limited3 65.00 Ordinary shares, non cumulative preference shares Vodafone Ireland Distribution Limited 100.00 Ordinary shares M-PESA Foundation 100.00 N/A Mobile Wallet VM23 65.00 Ordinary shares Vodafone Ireland Limited 100.00 Ordinary shares VBA (Mauritius) Limited3 65.00 Ordinary shares Vodafone Ireland Retail Limited 100.00 Ordinary shares Korea, Republic of Vodafone Ireland Sales Limited 100.00 Ordinary shares Al-Amin Investments Limited 100.00 Ordinary shares Western Cellular Limited 100.00 Ordinary shares Vodafone Automotive Korea Limited 100.00 Ordinary shares Array Holdings Limited 100.00 Ordinary shares Interfusion Networks Limited 100.00 Ordinary shares Asian Telecommunication Investments (Mauritius) Limited 100.00 Ordinary shares Complete Network Technology Limited 100.00 Ordinary shares CCII (Mauritius), Inc. 100.00 Ordinary shares Vodafone Group Services Ireland Limited 100.00 Ordinary shares VGE South Korea Limited 100.00 Ordinary shares CGP India Investments Ltd. 100.00 Ordinary shares Lesotho Italy Euro Pacific Securities Ltd. 100.00 Ordinary shares Mobilvest 100.00 Ordinary shares Prime Metals Ltd. 100.00 Ordinary shares Vodacom Lesotho (Pty) Limited3 52.00 Ordinary shares Vodafone Automotive Italia S.p.A 100.00 Ordinary shares Trans Crystal Ltd. 100.00 Ordinary shares Luxembourg Vodafone Mauritius Ltd. 100.00 Ordinary shares Vodafone Automotive Electronic Systems S.r.L 100.00 Ordinary shares Vodafone Telecommunications (India) Limited 100.00 Ordinary shares Vodafone Asset Management Services S.à r.l. 100.00 Ordinary shares Vodafone Automotive SpA 100.00 Ordinary shares Vodafone Tele-Services (India) Holdings Limited 100.00 Ordinary shares Vodafone Enterprise Global Businesses S.à r.l. 100.00 Ordinary shares Vodafone Enterprise Italy S.r.L 100.00 Euro shares Mexico Vodafone International 1 S.à r.l. 100.00 Ordinary shares Vodafone Gestioni S.p.A. 100.00 Ordinary shares Vodafone International M S.à r.l. 100.00 Ordinary shares Vodafone Empresa México S.de R.L. de C.V. 100.00 Corporate certificate series A shares, corporate certificate series B shares Vodafone Servizi E Tecnologie S.R.L. 100.00 Equity shares Vodafone Investments Luxembourg S.à r.l. 100.00 Ordinary shares Vodafone Luxembourg 5 S.à r.l. 100.00 Ordinary shares Vodafone Global Enterprise (Italy) S.R.L. 100.00 Ordinary shares Vodafone Luxembourg S.à r.l. 100.00 Ordinary shares Vodafone Payment Solutions S.à r.l. 100.00 Ordinary shares Morocco Vodafone Procurement Company S.à r.l. 100.00 Ordinary shares Vodafone Italia S.p.A. 100.00 Ordinary shares Vodafone Maroc SARL 79.75 Ordinary shares Vodafone Roaming Services S.à r.l. 100.00 Ordinary shares Vodafone Enterprise Luxembourg S.A. 100.00 Ordinary shares 156 Vodafone Group Plc Annual Report on Form 20-F 2016 129 Rue du Prince Moulay, Abdellah, Casablanca, Morocco Via Jervis 13, 10015, Ivrea, Tourin, Italy Viale Bianca Maria 23, 20122, Milan, Italy Ejercito Nacional 904, Piso 12, Polanco Los Morales, Miguel Hidalgo, C.P, 11510 MEXICO D.F, Mexico Via Lorenteggio 240, 20147, Milan, Italy Via Battistotti Sassi 11, 20133, Milano, Italy 15 rue Edward Steichen, Luxembourg, 2540, Luxembourg Via Astico 41, 21100 Varese, Italy Block B, Level 7, Development House, Kingsway Road, Maseru, Lesotho SS 33 del Sempione KM 35, 212, 21052 Busto Arsizio (VA), Italy Seocho-dong, Gangnam Building, 16th Floor, 396, Seocho-daero, Seocho-gu, Seoul 3rd Floor, 54 Gongse-ro, Gieheung-gu, Yongin-si, Gyeonggi-do, Korea, Republic of Fifth Floor, Ebene Esplanade, 24 Cybercity, Ebene, Mauritius 8th floor, Lonrho House, Standard Street, Nairobi, LR No 209/, Kenya DTOS Ltd 10th Floor, Raffles Tower, 19, Cybercity, Ebene, Mauritius 6th Floor, ABC Towers, ABC Place, Waiyaki Way, Nairobi, 00100, Kenya 3rd Floor, The Rahimtulla Towers, Upper Hill Road, Nairobi, Kenya 1-1-1 Uchisaiwai cho, Chiyoda-ku, Tokyo 111-0011 Japan SkyParks Business Centre, Malta International Airport, Luqa, LQA 4000, Malta KAKiYa building, 9F, 2-7-17 Shin-Yokohama, Kohoku-ku, Yokoha-City, Kanagawa, 222-0033, Japan Mountainview, Leopardstown, Dublin 18, Ireland Level 18, The Gardens North Tower, Mid Valley City, Lingkaran Syed Putra, 59200 Kuala Lumpur, Malaysia 5-2-32 Minami-azabu, Minato-ku, Tokyo, 106-0047, Japan 27 Lower Fitzwilliam Street, Dublin 2, Ireland

% held by Group companies % held by Group companies % held by Group companies Company name Share class Company name Share class Company name Share class Mozambique Qatar South Africa Vodafone And Qatar Foundation L.L.C 51.00 Ordinary shares VM, SA3 55.25 Ordinary shares and redeemable preference shares XLink Communications (Proprietary) Limited3 73.23 Ordinary A shares Vodafone Qatar Q.S.C.4 22.95 Ordinary shares Romania Netherlands Cable and Wireless Worldwide South Africa (Pty) Ltd 65.00 Ordinary shares Vodafone Libertel B.V. 100.00 Ordinary shares Vodafone Shared Services Romania SRL 100.00 Ordinary shares Waterberg Lodge (Proprietary) Limited3 65.00 Ordinary shares Wiericke B.V. 100.00 Ordinary shares Vodafone Holdings (SA) Proprietary Limited 100.00 Ordinary shares Vodafone România Technologies SRL 100.00 Ordinary shares mITE Systems B.V. 100.00 Ordinary shares Judet Ilfov, Romania Vodafone Investments (SA) Proprietary Limited 100.00 Ordinary A shares, “B” ordinary no par value shares Cable & Wireless Aspac BV 100.00 Ordinary shares Vodafone România M - Payments SRL 52.32 Ordinary shares European Networks B.V. 100.00 Ordinary shares Vodafone Enterprise Netherlands BV 100.00 Ordinary shares Vodafone Europe B.V. 100.00 Ordinary shares Vodafone Romania S.A 100.00 Nominactive shares, Ordinary shares GS Telecom (Pty) Limited3 65.00 Ordinary shares Vodafone International Holdings B.V. 100.00 Ordinary shares Motifpros 1 (Proprietary) Limited3 60.94 Ordinary shares Vodafone Panafon International Holdings B.V. 100.00 Ordinary shares Russian Federation Scarlet Ibis Investments 23 (Pty) Limited3 60.94 Ordinary shares XM Mobile B.V. 100.00 Ordinary shares Vodacom (Pty) Limited3 60.94 Ordinary shares Cable & Wireless Internet Service Provider B.V. 100.00 Ordinary shares Cable & Wireless CIS Svyaz LLC 100.00 Charter Capital shares Vodacom Business Africa Group 65.00 Ordinary shares (Pty) Limited3 New Zealand Vodacom Financial Services (Proprietary) Limited3 60.94 Ordinary shares Vodafone Global Enterprise Russia LLC 100.00 Equity shares Vodacom Group Limited3 65.00 Ordinary shares Vodafone Mobile NZ Limited 100.00 Ordinary shares Vodacom Insurance Administration Company (Proprietary) Limited3 60.94 Ordinary shares Seychelles Vodafone New Zealand Foundation Limited 100.00 Ordinary shares Vodacom Insurance Company(RF) Limited3 65.00 Ordinary shares Vodafone New Zealand Limited 100.00 Ordinary shares Cavalry Holdings Ltd3 31.85 Ordinary A and Ordinary B shares Vodafone Next Generation Services Limited 100.00 Ordinary shares Vodacom International Holdings (Pty) Limited3 65.00 Ordinary shares East Africa Investment (Mauritius) 31.85Ordinary A and 3 L=imited Ordinary B shares Vodacom Life Assurance Company 60.94 Ordinary shares (RF) Limited 3 Sierra Leone TNAS Limited 50.00 Ordinary shares Vodacom Payment Services (Proprietary) Limited3 60.94 Ordinary shares Nigeria Vodacom Properties No 1 (Proprietary) Limited3 60.94 Ordinary shares VBA International (SL) Limited3 65.00 Ordinary shares Spar Aerospace (Nigeria) Limited3 65.00 Ordinary shares Vodacom Properties No.2 (Pty) Limited3 60.94 Ordinary shares Singapore Vodacom Business Africa (Nigeria) Limited3 65.00 Ordinary shares and preference shares Wheatfields Investments 276 (Proprietary) Limited3 65.00 Ordinary shares Bluefish Apac Communications 100.00 Ordinary shares Wheatfields Investments No 261 (Proprietary) Limited3 65.00 Ordinary shares Pte. Ltd C &W Worldwide Nigeria Limited 100.00 Ordinary shares Vodafone Enterprise Global Network Pte. Ltd. 100.00 Ordinary shares Jupicol (Proprietary) Limited3 42.65 Ordinary shares Norway Mezzanine Ware Proprietary Limited (RF)3 45.07 Ordinary shares Vodafone Enterprise Regional Business Singapore Pte.Ltd. 100.00 Ordinary shares Storage Technology Services (Pty) Limited3 31.00 Ordinary shares Vodafone Enterprise Singapore Pte.Ltd 100.00 Ordinary shares Vodafone Enterprise Norway AS 100.00 Ordinary shares Portugal Slovakia Vodafone Global Network Limited – Slovakia Branch 100.00 Branch Oni Way – Infocomunicacoes, S.A 100.00 Ordinary shares Vodafone Portugal – Comunicacoes Pessoais, S.A.1 100.00 Ordinary shares Vodafone Enterprise Spain, S.L.U. – Portugal Branch 100.00 Branch 157 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Av. da República, 50 - 10º, 1069-211, Lisboa, Portugal Namestie, SNP15, Bratislava, 811 06, Slovakia Av. D. Joao II, Lote 1.04.01, 8 Piso, Parques Das Nacoes, 1990-093 Lisboa, Portugal Sørkedalsveien 6 in Oslo, post address is PB. Box. 7000, Majorstuen, 0306 Oslo ICT Lawyers & Consultants, 2nd Floor, Oakland Center, Plot 2940, Aguyi Ironi Street, Maitama, Abuja, Nigeria Asia Square Tower 2, 12 Marina View, #17-01, Singapore, 018961, Singapore 3A Aja Nwachukwu Close, Ikoyi, Lagos, Nigeria 12 White Street, Brookfield, Off Railway Line, Freetown, Sierra Leone Level 1, Building C, 14-22 Triton Drive, Albany, New Zealand F20, 1st Floor, Eden Plaza, Eden Island, Seychelles Level 1, 20 Viaduct Harbour Avenue, Auckland, 1010, New Zealand Sadovnicheskaya st. 82, bld.2, 115035, Moscow, Russian Federation Chayanova ulitsa 14/10, stroenye 2, 125047 Moscow, Russia Vodacom Corporate Park, 082 Vodacom Boulevard, Midrand, 1685, South Africa Sector 1, 15 Charles de Gaulle Piata, Bucharest, Romania Oraş Voluntari, Şoseaua Pipera, Tunari, Nr. 2/II, Etaj 5, 9 Kinross Street, PO Box 4119, Germiston South, 1411, Germiston South, 1401, South Africa Rivium Quadrant 173, 15th Floor, 2909 LC, Capelle Aan Den Ijssel, Netherlands Kronenburgplantsoen 10, 3401 BP, Ijsselstein, Netherlands 9 Kinross Street, Germiston South, 1401, South Africa Oraş Voluntari, Şoseaua Pipera, Tunari, Nr. 2/II, Etaj 3, Ilfov, Oras Voluntari, Romania Klipperaak 2 D, 2411 ND, Bodegraven, Netherlands 76 Maude Street, Sandton, Johannesberg, 2196, South Africa Avenue Ceramique 300, 6221 KX, Maastricht, Netherlands 15 Charles de Gaulle Square, 10 floor, Bucharest, District 1, Romania 319 Frere Road, Glenwood, 4001, South Africa 15 Burnside Island, 410 Jan Smuts Avenue, Craighall, 2024, South Africa P.O. Box 27727, Doha, Qatar Rua dos Desportistas, Numero 649, Cidade de Maputo, Mozambique

Notes to the consolidated financial statements (continued) 33. Related undertakings (continued) % held by Group companies % held by Group companies % held by Group companies Company name Share class Company name Share class Company name Share class Cable & Wireless a-Services Limited 100.00 Ordinary shares Spain United Kingdom Cable & Wireless Aspac Holdings Limited 100.00 Ordinary shares Vodafone Automotive Espana S.L 100.00 Ordinary shares Cable & Wireless Capital Limited 100.00 Ordinary shares Thus Group Holdings Limited 100.00 Ordinary shares Cable & Wireless CIS Services Limited 100.00 Ordinary shares Thus Profit Sharing Trustees Limited 100.00 Ordinary shares Grupo Corporativo ONO, S.A.U. 100.00 Ordinary shares Cable & Wireless Communications Data Network Services Limited 100.00 ‘A’ Ordinary shares, ‘B’ Ordinary shares Vodafone Espana S.A.U. 100.00 Ordinary shares Thus Group Limited 100.00 Ordinary shares Vodafone Holdings Europe S.L.U. 100.00 Ordinary shares Cable & Wireless Communications Starclass Limited 100.00 Ordinary shares Vodafone ONO, S.A.U. 100.00 Ordinary A shares Vodafone Enabler España, S.L. 100.00 Ordinary shares Cable & Wireless Europe Holdings Limited 100.00 Ordinary shares Cable & Wireless Worldwide Pension Trustee Limited 100.00 Ordinary shares Vodafone Enterprise Spain SLU 100.00 Ordinary shares Cable & Wireless Global Business Services Limited 100.00 Ordinary shares Tenaria, S.A.U. 100.00 Ordinary shares Apollo Submarine Cable System Limited 100.00 Ordinary shares Cable & Wireless Global Holding Limited 100.00 Ordinary shares Sweden Cable & Wireless Global Telecommunication Services Limited 100.00 Ordinary shares Talkmobile Limited 100.00 Ordinary shares Vodafone Enterprise Sweden AB 100.00 Ordinary shares Cable & Wireless Holdco Limited 100.00 Ordinary shares Switzerland Cable & Wireless U.K. 100.00 Ordinary shares Vodafone Automotive UK Limited 100.00 Ordinary shares Cable & Wireless UK Holdings Limited 100.00 Ordinary shares Vodafone Enterprise Switzerland AG 100.00 Ordinary shares Cable & Wireless UK Services Limited 100.00 Ordinary shares Vodafone (NI) Limited 100.00 Ordinary shares Vodafone Automotive Telematics S.A 100.00 Ordinary shares Cable & Wireless Waterside Holdings Limited 100.00 Ordinary shares Taiwan Cable & Wireless Worldwide plc 100.00 Ordinary shares Pinnacle Cellular Group Limited 100.00 Ordinary shares Cable & Wireless Worldwide Services Limited 100.00 Ordinary shares Pinnacle Cellular Limited 100.00 Ordinary shares Vodafone (Scotland) Limited 100.00 Ordinary shares Vodafone Global Enterprise Taiwan Limited 100.00 Ordinary shares Cable & Wireless Worldwide Voice Messaging Limited 100.00 Ordinary shares Woodend Cellular Limited 100.00 Ordinary shares Tanzania, United Republic of Woodend Communications Limited 100.00 Ordinary shares Cable and Wireless (India) Limited 100.00 Ordinary shares Woodend Group Limited 100.00 Ordinary shares Cable and Wireless Nominee Limited 100.00 Ordinary shares Woodend Holdings Limited 100.00 Ordinary shares Cellops Limited 100.00 Ordinary shares Gateway Communications Tanzania Limited3 65.00 Ordinary shares Cellular Operations Limited 100.00 Ordinary shares Energis (Ireland) Limited 100.00 A Ordinary shares, B Ordinary shares Central Communications Group Limited 100.00 Ordinary shares, Ordinary A shares Vodacom Tanzania Limited3 53.40 Ordinary shares Central Telecom (Northern) Limited 100.00 Ordinary shares Vodacom Tanzania Limited Zanzibar3 53.40 Ordinary shares Chelys Limited 100.00 Ordinary shares Navtrak Ltd 100.00 Ordinary shares City Cable (Holdings) Limited 100.00 Ordinary shares CT Networks Limited 100.00 Ordinary shares Mirambo Limited3 31.85 Ordinary shares CWW Operations Limited 100.00 Ordinary shares Vodacom Business Africa Group Services Limited3 65.00 Ordinary shares and preference shares Turkey Dataroam Limited 100.00 Ordinary shares, Ordinary A shares Vodacom UK Limited3 65.00 Ordinary shares, ordinary A shares Digital Island (UK) Ltd 100.00 Ordinary shares Vodafone Holding A.S. 100.00 Registered shares Emtel Europe Limited 100.00 Ordinary shares Vodafone Dagitim Hizmetleri A.S. 100.00 Registered shares Energis Communications Limited 100.00 Ordinary shares Vodafone Net İletişim Hizmetleri A.Ş. 100.00 Ordinary shares Energis Holdings Limited 100.00 Ordinary shares AAA (Euro) Limited 100.00 Ordinary shares Vodafone Elektronik Para Ve Ödeme Hizmetleri A.Ş. 100.00 Registered shares Energis Local Access Limited 100.00 Ordinary shares AAA (MCR) Limited 100.00 Ordinary shares Energis Management Limited 100.00 Ordinary shares AAA (UK) Limited 100.00 Ordinary shares Vodafone Telekomunikasyon A.S 100.00 Registered shares Energis Squared Limited 100.00 Ordinary shares Acorn Communications Limited100.00 Ordinary shares Vodafone Bilgi Ve Iletisim Hizmetleri AS 100.00 Registered shares Erudite Systems Limited 100.00 Ordinary shares Aspective Limited 100.00 Ordinary shares, A preference shares, B preference shares and C preference shares Eurocall Holdings Limited 100.00 Ordinary shares Flexphone Limited 100.00 Ordinary shares Vodafone Teknoloji Hizmetleri A.S. 100.00 Registered shares FM Associates (UK) Limited 100.00 Ordinary shares Astec Communications Limited100.00 Ordinary shares Ukraine General Mobile Corporation Limited 100.00 Ordinary shares Bluefish Communications Limited 100.00 Ordinary B shares, ordinary A shares, ordinary C shares, ordinary D shares Generation Telecom Limited 100.00 Ordinary shares LLC Vodafone Enterprise Ukraine 100.00 Ordinary shares Global Cellular Rental Limited 50.00 Ordinary shares United Arab Emirates Business Serve Limited 100.00 Ordinary shares How2 Telecom Limited 100.00 Ordinary shares C.S.P. Solutions Limited 100.00 Ordinary shares Intercell Communications Limited 100.00 Ordinary shares Intercell Limited 100.00 Ordinary shares Cable & Wireless Access Limited 100.00 Ordinary-A shares, ordinary-B shares, series A convertible preference shares Vodafone Enterprise Europe (UK) Limited – DUBAI BRANCH 100.00 Branch Internet Network Services Limited100.00 Ordinary shares Invitation Digital Limited 82.89 Ordinary shares, series A preferred shares 158 Vodafone Group Plc Annual Report on Form 20-F 2016 Premises 2120, Floor 21, Building AL Shatha Tower, Dubai, United Arab Emirates 01033, Kyiv, Haydar Street 50, Ukraine İTÜ Ayazağa Kampüsü, Koru Yolu, Arı Teknokent Arı 3 Binası, Maslak, İstanbul, 586553, Turkey Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom Büyükdere Cad. No:251 Maslak, Şişli, İstanbul, Turkey, 34398, Turkey Staple Court, 11 Staple Inn Building, London, WC1V 7QH, United Kingdom Plot No 77, Kipawa industrial area, P. O. Box 40985, Dar es Salaam, Tanzania Shuttleworh House, 21 Bridgewater Close, Network 65 Business Park, Hapton, Burnley, Lancashire, England, BB11 5TE, United Kingdom Mlimani City Office Park, Mlimani City, Sam Nujoma Road, Dar es Salaam, Tanzania, United Republic of Quarry Corner, Dundonald, Belfast, BT16 1UD, Northern Ireland 3rd Floor, Maktaba (Library), ComplexBibi, Titi Mohaned Road, Dar es Salaam, Tanzania, United Republic of 13F, No. 156, Sec. 3, Minsheng E. Rd., Songshan District, Taipei City 10596, Taiwan (R.O.C.) Leven House, 10 Lochside Place, Edinburgh Park, Edinburgh, Scotland, EH12 9RG, United Kingdom Via Franscini 10, 6850 Mendrisio, Switzerland Imperial House, 4–10 Donegall Square East, Belfast, BT1 5HD BDO Ltd, Fabrikstrasse 50, CH-8031, Zurich, Switzerland Crossgate House, Cross Street, Sale, Cheshire, M33 7FT, United Kingdom c/o Hellström advokatbyrå, Box 7305, 103 90, Stockholm, Sweden Avon House, Horizon West, Canal View Road, Newbury, Berkshire, RG15 5XF, United Kingdom 90 Long Acre, London, WC2E 9NP, England Ctra. Zaragoza, Km. 3, 31191, Cordovilla, Navarra, Spain 5th Floor Legal Department, Group Corporate Secretariat, 1 Kingdom Street, Paddington, London, England, W26BY, United Kingdom Avenida de América 115, 28042, Madrid, Spain 1-2 Berkeley Square, 99 Berkeley Street, Glasgow, G3 7HR, Scotland Antracita, 7 – 28045, Madrid CIF B-91204453, Spain

% held by Group companies % held by Group companies % held by Group companies Company name Share class Company name Share class Company name Share class Vodafone Connect 2 Limited 100.00 Ordinary shares Vodafone Panafon UK 100.00 Ordinary shares United Kingdom (continued) Vodafone Connect Limited 100.00 Ordinary shares Vodafone Partner Services Limited 100.00 Ordinary shares Vodafone Consolidated Holdings Limited 100.00 Ordinary shares Vodafone Property Investments Limited 100.00 Ordinary shares Isis Telecommunications Management Limited 100.00 A ordinary shares, C ordinary shares, Vodafone Corporate Limited 100.00 Ordinary shares Vodafone Retail (Holdings) Limited 100.00 Ordinary shares B ordinary shares Vodafone Corporate Secretaries 100.00 Ordinary shares Vodafone Retail Limited 100.00 Ordinary shares imited1 L= Jaguar Communications Limited 100.00 Ordinary shares Vodafone Sales & Services Limited 100.00 Ordinary shares Vodafone DC Pension Trustee Company Limited1 100.00 Ordinary shares Legend Communications Plc 100.00 Ordinary shares Vodafone Satellite Services Limited 100.00 Ordinary shares London Hydraulic Power Company 100.00 Ordinary shares, 5% non-cumulative Vodafone Specialist Communications Limited 100.00 Ordinary shares Vodafone Distribution Holdings Limited 100.00 Ordinary shares Vodafone UK Content Services Limited 100.00 Ordinary shares preference shares Vodafone Enterprise Equipment Limited 100.00 Ordinary shares MetroHoldings Limited 100.00 Ordinary shares Vodafone UK Investments Limited 100.00 Ordinary shares Vodafone Enterprise Europe (UK) Limited 100.00 Ordinary shares ML Integration Group Limited 100.00 Ordinary shares Vodafone UK Limited1 100.00 Ordinary shares ML Integration Limited 100.00 Ordinary shares Vodafone Euro Hedging Limited 100.00 Ordinary shares Vodafone Ventures Limited1 100.00 Ordinary shares ML Integration Services Limited 100.00 Ordinary shares Vodafone Euro Hedging Two 100.00 Ordinary shares Vodafone Worldwide Holdings 100.00 Ordinary shares Mobile Phone Centre Limited 100.00 Ordinary shares Limited Vodafone Europe UK 100.00 Ordinary shares Mobiles 4 Business.com Limited 100.00 Ordinary shares Vodafone Yen Finance Limited100.00 Ordinary shares Vodafone European Investments1 100.00 Ordinary shares Nat Comm Air Limited 100.00 Ordinary shares Vodafone-Central Limited 100.00 Ordinary shares Vodafone European Portal Limited1 100.00 Ordinary shares Netforce Group Public Limited Company 100.00 Ordinary shares Vodaphone Limited 100.00 Ordinary shares Vodafone Finance Limited1 100.00 Ordinary shares Vodata Limited 100.00 Ordinary shares Vodafone Finance Luxembourg Limited 100.00 Ordinary shares Oxygen Solutions Limited 100.00 Ordinary shares, redeemable preference shares, participating preference shares Your Communications Group Limited 100.00 Ordinary shares Vodafone Finance Sweden 100.00 Ordinary shares Vodafone Finance UK Limited100.00 Ordinary shares P.C.P. (North West) Limited 100.00 Ordinary shares Vodafone Financial Operations 100.00 Ordinary shares FB Holdings Limited 100.00 Ordinary shares Vodafone Global Content Services Limited 100.00 Ordinary shares Peoples Phone Limited 100.00 Ordinary shares Project Telecom Holdings Limited1 100.00 Ordinary shares Vodafone Global Enterprise Limited 100.00 Ordinary shares PT Network Services Limited 100.00 Ordinary shares Silver Stream Investments Limited 100.00 Ordinary shares PTI Telecom Limited 100.00 Ordinary shares Vodafone Group (Directors) Trustee Limited1 100.00 Ordinary shares Quickcomm UK Limited 100.00 Ordinary shares Le Bunt Holdings Limited 100.00 Ordinary shares Vodafone Group Pension Trustee Limited1 100.00 Ordinary shares Rian Mobile Limited 100.00 Ordinary shares Singlepoint (4U) Limited 100.00 Ordinary shares Vodafone Group Services Limited 100.00 Ordinary shares, deferred shares VBA Holdings Limited3 65.00 Ordinary shares And non-voting irredeemable non-cumulative preference Singlepoint Payment Services Limited 100.00 Ordinary shares Vodafone Group Services No.2 Limited1 100.00 Ordinary shares Stentor Communications Limited 100.00 Ordinary shares T.W. Telecom Limited 100.00 Ordinary shares Vodafone Group Share Trustee Limited1 100.00 Ordinary shares VBA International Limited 3 65.00 Ordinary shares And non-voting irredeemable non-convertible non-cumulative Preference T3 Telecommunications Limited 100.00 Ordinary shares Vodafone Hire Limited 100.00 Ordinary shares Talkland Airtime Services Limited 100.00 Ordinary shares Vodafone Holdings Luxembourg Limited 100.00 Ordinary shares Talkland Communications Limited 100.00 Ordinary shares Talkland International Limited 100.00 Ordinary shares Vodafone Intermediate Enterprises Limited 100.00 Ordinary shares Talkland Midlands Limited 100.00 Ordinary shares Aztec Limited 100.00 Ordinary shares Telecommunications Europe Limited 100.00 Ordinary shares Vodafone International Holdings Limited 100.00 Ordinary shares Globe Limited 100.00 Ordinary shares Ternhill Communications Limited 100.00 Ordinary shares, non C redeemable preference shares Vodafone International Operations Limited 100.00 Ordinary shares Plex Limited 100.00 Ordinary shares Vizzavi Finance Limited 100.00 Ordinary shares Vodafone Investment UK 100.00 Ordinary shares Vodafone Holdings (Jersey) Limited 100.00 Ordinary shares The Eastern Leasing Company Limited 100.00 Ordinary shares Vodafone Investments Australia Limited 100.00 Ordinary shares Vodafone International 2 Limited 100.00 Ordinary shares The Old Telecom Sales Co. Limited 100.00 Ordinary shares Vodafone Investments Limited1 100.00 Ordinary shares Vodafone Jersey Dollar Holdings Limited 100.00 Ordinary shares Thus Limited 100.00 Ordinary shares Vodafone IP Licensing Limited1 100.00 Ordinary shares Townley Communications Limited 100.00 Ordinary shares Vodafone Leasing Limited 100.00 Ordinary shares Vodafone Jersey Finance 100.00 Ordinary shares Uniqueair Limited 100.00 Ordinary shares Vodafone Limited 100.00 Ordinary shares Vodafone Jersey Yen Holdings 100.00 Limited liability Vizzavi Limited 100.00 Ordinary shares Unlimited shares Vodafone M.C. Mobile Services Limited 100.00 Ordinary shares Voda Limited 100.00 Ordinary shares Vodacall Limited1 100.00 Ordinary shares Vodafone Marketing UK 100.00 Ordinary shares Vodafone (New Zealand) Hedging Limited 100.00 Ordinary shares Vodafone Mobile Commerce Limited 100.00 Ordinary shares Vodafone 2. 100.00 Ordinary shares Vodafone Mobile Communications Limited 100.00 Ordinary shares Vodafone 4 UK 100.00 Ordinary shares Vodafone Mobile Enterprises Limited 100.00 A ordinary shares, ordinary shares, Vodafone 5 Limited 100.00 Ordinary shares Vodafone 5 UK 100.00 Ordinary shares Vodafone Mobile Network Limited 100.00 A ordinary shares, ordinary shares Vodafone 6 UK 100.00 Ordinary shares Vodafone Americas 4 100.00 Ordinary shares Vodafone Multimedia Limited 100.00 Ordinary shares Vodafone Benelux Limited 100.00 Preference shares, ordinary shares Vodafone Nominees Limited1 100.00 Ordinary shares Vodafone Oceania Limited 100.00 Ordinary shares Vodafone Business Services Limited 100.00 Ordinary shares Vodafone Old Show Ground Site Management Limited 100.00 Ordinary shares Vodafone Business Solutions Limited 100.00 Ordinary shares Vodafone Overseas Finance Limited 100.00 Ordinary shares Vodafone Cellular Limited1 100.00 Ordinary shares Vodafone Overseas Holdings Limited 100.00 Ordinary shares Vodafone Central Services Limited 100.00 Ordinary shares 159 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Ogier House, The Esplanade, St. Helier, JE4 9WG, Jersey Roseneath, The Grange, St Peter Port, GY1 2QJ, Guernsey P.O. Box 119, Commerce House, St Peter Port, Guernsey, Channel Islands, GY1 3HB Ogier House, St Julian’s Avenue, St Peter Port, Guernsey, GY1 1WA, Guernsey c/o BDO MPR Management Limited, PO Box 119, Martello Court, Admiral park, St Peter Port, Guernsey Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom

Notes to the consolidated financial statements (continued) 33. Related undertakings (continued) Associated undertakings and joint arrangements % held by Group companies % held by Group Companies Company name Share class Company Name Share class % held by Group Companies United States United Kingdom Company Name Share class Digital Mobile Spectrum Limited 25.00 Ordinary shares Australia Bluefish Communications Inc. 100.00 Common stock shares Cornerstone Telecommunications Infrastructure Limited 50.00 Ordinary shares Vodafone Americas Virginia Inc. 100.00 Common stock shares H3ga Properties (No 3) Pty Limited 50.00 Ordinary shares Mobileworld Communications Pty Limited 50.00 Ordinary shares Vodafone US Inc. 100.00 Common stock shares Cable & Wireless Trade Mark Management Limited 50.00 Ordinary B shares Mobileworld Operating Pty Ltd 50.00 Ordinary shares Vodafone Australia Pty Limited 50.00 Ordinary shares Notes: Vodafone Foundation Australia Pty Limited 50.00 Ordinary shares Cable & Wireless a-Services, Inc 100.00 Common shares 1 2 Entities directly held by Vodafone Group Plc. Trades as Vodafone Hungary Mobile Telecommunications Company Limited. Shareholding is indirect through Vodacom Group Limited. The indirect shareholding is calculated using the 65.0% ownership interest in Vodacom. The Group has rights that enable it to control the strategic and operating decisions of Vodafone Qatar Q.S.C. and Vodacom Congo (RDC) S.A.. The Group is assessing the impact of changes to company law in Qatar, which will be applicable in the financial year ending 31 March 2017, on its ability to exercise control over Vodafone Qatar Q.S.C. The Group also holds two non-voting shares. At 31 March 2016 the fair value of Safaricom Limited was KES 270 billion (£1,851 million) based on the closing quoted share price on the Nairobi Stock Exchange. Shareholding is indirect through Vodafone Kabel Deutschland GmbH. The entity was merged with its parent company Cable & Wireless Ireland Holdings Limited now re-named Vodafone Ireland Property Holdings Limited on 31 March 2016 by means of the domestic merger procedure, which involves passing all assets and liabilities of the subsidiary to its direct parent. This entity is under voluntary dissolution. Vodafone Hutchison Australia Pty Limited 50.00 Ordinary shares 3 Cable & Wireless Americas Systems, Inc. 100.00 Common stock shares Vodafone Hutchison Finance Pty Limited 50.00 Ordinary shares 4 Vodafone Network Pty Limited 50.00 Ordinary shares Vodafone Pty Limited 50.00 Ordinary shares Vodafone Americas Foundation 100.00 N/A Czech Republic Zambia 5 6 COOP Mobil s.r.o. 33.33 Ordinary shares Africonnect (Zambia) Limited3 65.00 Ordinary shares Egypt 7 Wataneya Telecommunications S.A.E 50.00 Ordinary shares 8 India 9 Indus Towers Limited 42.00Equity shares 10 The Group holds no shares in this entity but consolidates it by virtue of our options over shares pursuant to a Call Option Agreement dated 12 July 2013. Ireland MediaOne Limited 22.50 Ordinary Euro shares Fonua Limited 49.00 Ordinary shares Kenya Safaricom Limited5,6 40.00 Ordinary shares New Zealand TSM NZ Limited 32.50 Ordinary shares Portugal Celfocus – Solucoes Informaticas Para Telecomunicacoes S.A 45.00 Ordinary shares Russian Federation Autoconnex Limited 35.00 Ordinary shares South Africa Number Portability Company (Proprietary) Limited3 20.00 Ordinary shares 160 Vodafone Group Plc Annual Report on Form 20-F 2016 Building 13 Ground Floor East, Thornhill, Office Park, 94 Bekker Road, Vorna Valley X67, Midrand, 1685, South Africa bld. 3, 11, Promishlennaya Street, Moscow, 115516, Russian Federation Avenida D. João II Lote 1.03.23 Parque das Nações, 1998-017, Lisboa, Portugal 2nd Floor, Ferry Building, 99 Quay Street, Auckland, 1010, New Zealand Safaricom, P O Box 46350, 00100, Nairobi, Kenya Unit 2, 77 Furze Road, Sandyford Industrial Estate, Dublin 18, Ireland 8/9 Fairview, Dublin, 3, Ireland Bharti Crescent, 1 Nelson Mandela Road, Vasant Kunj, Phase-II, New Delhi – 110070, India 23 Kasr El Nil St., Cairo, Egypt, 11211 U Rajské zahrady 1912/3, Praha 3, 130 00, Czech Republic Orange Park, Plot 35185, Alick Nkhata Road, Lusaka, Zambia Denver Place, South Tower, 17th Floor, 999 18th Street, Denver 80202, United States Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808, United States of America c/o United Corporate Services Inc., 15 North East Street, Kent County, Dover DE 19901, United States 62-65, Chandos Place, London, WC2N 4LP, United Kingdom Level 7, 40 Mount Street, North Sydney, NSW 2060, Australia 260 Bath Road, Slough, Berkshire, SL1 4DX, United Kingdom 83 Baker Street, London, W1U 6AG, United Kingdom 560 Lexington Avenue, 8th Floor, New York NY 10022, United States

The table below shows selected financial data in respect of subsidiaries that have non-controlling interests that are material to the Group. Vodafone Egypt Telecommunications S.A.E. Vodacom Group Limited Vodafone Qatar Q.S.C. 2016 £m 2015 £m 2016 £m 2015 £m 2016 £m 2015 £m The voting rights held by the Group equal the Group’s percentage shareholding as shown on pages 154 to 160. 161 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Summary comprehensive income information Revenue 3,887 4,341 1,202 1,191 374 394 Profit/(loss) for the financial year 551 603 224 156 (86) (37) Other comprehensive expense/(income) 28 (17) – – – – Total comprehensive income/(expense) 579 586 224 156 (86) (37) Other financial information Profit/(loss) for the financial year allocated to non-controlling interests 193 205 101 71 (66) (29) Dividends paid to non-controlling interests 196 229 2 2 16 11 Summary financial position information Non-current assets 4,287 4,844 1,250 1,357 1,237 1,301 Current assets 1,304 1,405 690 518 96 76 Total assets 5,591 6,249 1,940 1,875 1,333 1,377 Non-current liabilities (1,586) (490) (61) (57) (205) (8) Current liabilities (1,196) (2,478) (709) (729) (189) (339) Total assets less total liabilities 2,809 3,281 1,170 1,089 939 1,030 Equity shareholders’ funds 2,337 2,722 708 673 215 237 Non-controlling interests 472 559 462 416 724 793 Total equity 2,809 3,281 1,170 1,089 939 1,030 Statement of cash flows Net cash flow from operating activities 1,154 1,215 485 438 76 96 Net cash flow from investing activities (632) (733) (235) (267) (65) (71) Net cash flow from financing activities (584) (300) (16) (3) (15) (17) Net cash flow (62) 182 234 168 (4) 8 Cash and cash equivalents brought forward 492 330 311 138 28 16 Exchange (loss)/gain on cash and cash equivalents (63) (20) (56) 5 1 4 Cash and Cash Equivalents 367 492 489 311 25 28

Notes to the consolidated financial statements (continued) 34. Subsidiaries exempt from audit The following UK subsidiaries will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the year ended 31 March 2016. Name Registration number Name Registration number AAA (MCR) Ltd 2797823 Vodafone European Portal Limited 3973442 AAA (UK) Ltd 2484222 Vodafone Europe UK 5798451 Cable & Wireless Capital Limited 6702535 Vodafone Finance Luxembourg Limited 5754479 Cable & Wireless CIS Services Limited 2964774 Vodafone Finance Sweden 2139168 Cable & Wireless Europe Holdings Limited 4659719 Vodafone Finance UK Limited 3922620 Cable & Wireless Global Holding Limited 3740694 Vodafone Financial Operations 4016558 Cable and Wireless Nominee Limited 3249884 Vodafone Global Content Services Limited 4064873 Cable & Wireless Worldwide plc 7029206 Vodafone Holdings Luxembourg Limited 4200970 Cable & Wireless UK Holdings Limited 3840888 Vodafone IP Licensing Limited 6846238 Cable & Wireless Waterside Holdings Limited 6859946 Vodafone Intermediate Enterprises Limited 3869137 Cellops Limited 3942192 Vodafone International Holdings Limited 2797426 Cellular Operations Limited 3231393 Vodafone International Operations Limited 2797438 Erudite Systems Limited 3948967 Vodafone Investments Australia Limited 2011978 Energis Communications Limited 2630471 Vodafone Investments Limited 1530514 Energis Holdings Limited 3649524 Vodafone Investment UK 5798385 Flexphone Limited 4949207 Vodafone Marketing UK 6858585 Generation Telecom Limited 4131101 Vodafone Mobile Communications Limited 3942221 Legend Communications Plc 3923166 Vodafone Mobile Enterprises Limited 3961390 Oxygen Solutions Limited 2405625 Vodafone Mobile Network Limited 3961482 The Eastern Leasing Company Limited 1672832 Vodafone (New Zealand) Hedging Limited 4158469 Thus Group Holdings Limited SC192666 Vodafone (NI) Limited NI23033 T.W. Telecom Limited 1971198 Vodafone Nominees Limited 1172051 Vizzavi Limited 4017435 Vodafone Oceania Limited 3973427 Vodafone 2 4083193 Vodafone Overseas Finance Limited 4171115 Vodafone 4 UK 6357658 Vodafone Overseas Holdings Limited 2809758 Vodafone 5 Limited 6688527 Vodafone Panafon UK 6326918 Vodafone 5 UK 2960479 Vodafone Partner Services Limited 4012582 Vodafone Americas 4 6389457 Vodafone Property Investments Limited 3903420 Vodafone Benelux Limited 4200960 Vodafone (Scotland) Limited SC170238 Vodafone Business Services Limited 4321446 Vodafone UK Limited 2227940 Vodafone Cellular Limited 896318 Vodafone Worldwide Holdings Limited 3294074 Vodafone Consolidated Holdings Limited 5754561 Vodafone Yen Finance Limited 4373166 Vodafone Enterprise Equipment Limited 1648524 Voda Limited 1847509 Vodafone Enterprise Europe (UK) Limited 3137479 Vodaphone Limited 2373469 Vodafone Euro Hedging Limited 3954207 Vodata Limited 2502373 Vodafone Euro Hedging Two 4055111 Your Communications Group Limited 4171876 Vodafone European Investments 3961908 162 Vodafone Group Plc Annual Report on Form 20-F 2016

Other unaudited financial information Prior year operating results This section presents our operating performance for the 2015 financial year compared to the 2014 financial year, providing commentary on how the revenue and the adjusted EBITDA performance of the Group and its operating segments have developed over those years. Group1,2 Restated2 Europe £m Restated2 AMAP £m Restated2 Other3 £m Restated2 Eliminations £m % change 2015 £m 2014 £m £ Organic* Revenue 27,687 13,382 1,257 (99) 42,227 38,346 10.1 (0.8) Service revenue 25,588 11,934 1,073 (98) 38,497 35,190 9.4 (1.6) Other revenue 2,099 1,448 184 (1) 3,730 3,156 Adjusted EBITDA 7,894 4,086 (65) – 11,915 11,084 7.5 (6.9) Adjusted operating profit 1,733 1,802 (28) – 3,507 4,310 (18.6) (24.1) Adjustments for: Impairment loss – (6,600) Restructuring costs (157) (355) Amortisation of acquired customer bases and brand intangible assets (1,269) (551) Other income and expense (114) (717) Operating loss 1,967 (3,913) Notes: 1 2015 results reflect average foreign exchange rates of £1:€1.28, £1:INR 98.51 and £1:ZAR 17.82. (2014: £1:€1.19 and £1:US$1.59). 2 The Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015, the Group redefined its segments to report international voice transit revenue and costs within Common Functions rather than within the results disclosed for each country and region. The results presented for the year ended 31 March 2015 and 2014 have been restated onto a comparable basis. There is no impact on total Group revenue or cost. 3 The “Other” segment primarily represents the results of the partner markets and the net result of unallocated central Group costs. Revenue Group revenue increased by 10.1% to £42.2 billion and service revenue increased 9.4% to £38.5 billion. Reported growth rates reflect the acquisitions of KDG in October 2013 and of Ono in July 2014, as well as the consolidation of Italy after we increased our ownership to 100% in February 2014. In Europe, organic service revenue declined by 5.0%* as growing demand for 4G and data services continues to be offset by challenging competitive and macroeconomic pressures and the impact of MTR cuts. In AMAP, organic service revenue increased by 5.7%* driven by continued growth in India, Turkey, Ghana, Qatar and Egypt, partially offset by declines in Vodacom and New Zealand. Adjusted EBITDA Group adjusted EBITDA rose 7.5% to £11.9 billion, with organic adjusted EBITDA down 6.9%*, mainly affected by revenue declines in Europe. The Group adjusted EBITDA margin fell 0.7 percentage points to 28.2%, or 1.8* percentage points on an organic basis. This reflects ongoing revenue declines in Europe and the growth in operating expenses as a result of Project Spring, partially offset by operating efficiencies. H2 adjusted EBITDA fell 3.6%*, with the improved trend supported by the better revenue performance and continued good cost control. Operating loss Adjusted operating profit excludes certain income and expenses that we have identified separately to allow their effect on the results of the Group to be assessed (see page 190). The items that are included in operating profit but are excluded from adjusted operating profit are discussed below. No impairment losses were recognised in the 2015 financial year (2014: £6,600 million). Further detail is provided in note 4 to the Group’s consolidated financial statements. Restructuring costs of £157 million (2014: £355 million) were incurred to improve future business performance and reduce costs. Note: * All amounts in the Operating Results section marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Refer to “Organic growth” on page 191 for further detail. 163 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information Operating loss Adjusted operating profit excludes certain income and expenses that we have identified separately to allow their effect on the results of the Group to be assessed (see page 190). The items that are included in operating profit but are excluded from adjusted operating profit are discussed below. No impairment losses were recognised in the 2015 financial year (2014: £6,600 million). Further detail is provided in note 4 to the Group’s consolidated financial statements. Restructuring costs of £157 million (2014: £355 million) were incurred to improve future business performance and reduce costs.

Other unaudited financial information (continued) Prior year operating results (continued) Europe1 % change Germany £m Italy £m UK £m Spain £m Other Europe £m Eliminations £m Europe £m £ Organic* Year ended 31 March 2015 restated Revenue 8,384 4,587 6,199 3,614 4,993 (90) 27,687 15.7 (4.5) Service revenue 7,746 4,062 5,893 3,320 4,652 (85) 25,588 14.7 (5.0) Other revenue 638 525 306 294 341 (5) 2,099 Adjusted EBITDA 2,659 1,535 1,345 782 1,573 – 7,894 16.3 (12.3) Adjusted operating profit 530 644 26 2 531 – 1,733 (24.7) (40.6) Adjusted EBITDA margin 31.7% 33.5% 21.7% 21.6% 31.5% 28.5% Year ended 31 March 2014 restated Revenue 8,220 518 6,249 3,470 5,515 (43) 23,929 0.2 (8.8) Service revenue 7,687 461 5,918 3,183 5,090 (40) 22,299 0.6 (8.2) Other revenue 533 57 331 287 425 (3) 1,630 Adjusted EBITDA 2,688 181 1,399 785 1,735 – 6,788 (5.5) (17.1) Adjusted operating profit 907 372 167 179 676 – 2,301 (38.5) (41.9) Adjusted EBITDA margin 32.7% 34.9% 22.4% 22.6% 31.5% 28.4% Note: 1 The Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015, the Group redefined its segments to report international voice transit revenue and costs within Common Functions rather than within the results disclosed for each country and region. The results presented for the year ended 31 March 2015 and 2014 have been restated onto a comparable basis. There is no impact on total Group revenue or cost. Revenue increased 15.7%. M&A activity, including KDG, Ono and the consolidation of Vodafone Italy, contributed a 26.7 percentage point positive impact, while foreign exchange movements contributed a 6.5 percentage point negative impact. On an organic basis, service revenue declined 5.0%*, driven primarily by price competition and the impact of MTR cuts. Adjusted EBITDA increased 16.3%, including a 35.6 percentage point positive impact from M&A activity and a 7.0 percentage point negative impact from foreign exchange movements. On an organic basis adjusted EBITDA declined 12.3%*, reflecting the weak organic revenue trend. Germany Service revenue decreased 3.7%* excluding KDG. Q4 service revenue was down 3.5%*. Mobile service revenue fell 3.5%*, mainly as a result of price reductions in the prior year continuing to penetrate the consumer customer base. The contract customer base grew, supported by a stronger commercial performance as we look to increase our focus on direct, branded channels, falling churn and the ongoing substantial investment in network infrastructure. We increased our 4G coverage to 77% of the population and significantly improved voice coverage and reliability, as evidenced in independent tests. At the end of the period we had 5.0 million 4G customers. Fixed service revenue excluding KDG fell 4.4%*, reflecting ongoing declines in our Vodafone DSL customer base, in part from migrations to KDG cable infrastructure. The rate of decline eased during the year (H1 -5.0%*; H2 -3.8%*), with an improving rate of gross customer additions and increasing demand for high speed broadband (‘VDSL’), as well as stronger growth in carrier services. KDG maintained its strong rate of growth, contributing £1,492 million to service revenue and £676 million to adjusted EBITDA, and adding 0.4 million broadband customers (excluding migrations from Vodafone DSL) during the year. The integration of KDG has continued, including the launch of a combined fixed/mobile proposition in H2. Adjusted EBITDA declined 11.0%*, with a 3.0* percentage point decline in adjusted EBITDA margin, driven by lower service revenue and a higher level of customer investment year-on-year, partially compensated by a year-on-year reduction in operating expenses. Organic change* % Other activity1 pps Foreign exchange pps Reported change % Revenue – Europe (4.5) 26.7 (6.5) 15.7 Service revenue Germany (3.7) 12.0 (7.5) 0.8 Italy1 (10.2) 916.7 (125.4) 781.1 U=K (1.8)1.4 –(0.4) Spain (10.9) 22.9 (7.7) 4.3 Other Europe (2.2) 0.8 (7.2) (8.6) Europe (5.0) 26.2 (6.5) 14.7 A djusted EBITDA Germany (11.0) 17.3 (7.4) (1.1) Italy1 (15.3) 882.7 (119.3) 748.1 UK (12.4) 8.5 – (3.9) =Spain (29.5) 36.3(7.2) (0.4) Other Europe (2.8) 0.5(7.0) (9.3) Europe (12.3) 35.6 (7.0) 16.3 Adjusted operating profit Europe (40.6) 20.6 (4.7) (24.7) Note: 1 “Other activity” includes the impact of M&A activity. Refer to “Organic growth” on page 191 for further detail. 164 Vodafone Group Plc Annual Report on Form 20-F 2016

Italy Service revenue declined 10.2%*. Trends in both mobile and fixed improved in H2, and Q4 service revenue declined 4.1%*. Mobile service revenue fell 12.1%* as a result of a decline in the prepaid customer base and lower ARPU following last year’s price cuts. We took a number of measures to stabilise ARPU during the year, and in Q4, consumer prepaid ARPU was up 6% year-on-year. We also began to take a more active stance on stabilising the customer base in the second half of the year, in what remains a very competitive market. Enterprise performed strongly, returning to growth in H2. We now have 4G coverage of 84%, and 2.8 million 4G customers at 31 March 2015. Fixed service revenue was up 1.3%*. Broadband revenue continued to grow and we added 134,000 broadband customers over the year, but overall growth was partially offset by an ongoing decline in fixed voice usage. We accelerated our fibre roll-out plans in H2, and by March 2015 we had installed more than 5,000 cabinets. Adjusted EBITDA declined 15.3%*, with a 2.4* percentage point decline in adjusted EBITDA margin. The decline in service revenue was partially offset by continued strong cost control, with operating expenses down 3.1%* and customer investment down 3.0%*. UK Service revenue fell 1.8%* as a good performance in consumer mobile was offset by a decline in fixed. The UK returned to service revenue growth in H2. Q4 service revenue was up 0.6%*. Mobile service revenue grew 0.5%*. Consumer contract service revenue grew strongly, supported by customer growth and a successful commercial strategy bundling content with 4G. Enterprise mobile revenue returned to growth in H2, as a result of growing data demand. During the year we acquired 139 stores from the administrator of Phones 4U, taking our total portfolio to over 500 and accelerating our direct distribution strategy. 4G coverage reached 63% at 31 March 2015 (or 71% based on the OFCOM definition), and we had 3.0 million 4G customers at the year end. Fixed service revenue declined 9.1%*, excluding the one-off benefit of a settlement with another network operator in Q4. Underlying performance improved from -11.3%* in H1 to -6.8%* in H2, driven by a strong pick-up in carrier services revenue and improving enterprise pipeline conversion. We plan to launch our consumer fibre broadband proposition in the coming weeks. Adjusted EBITDA declined 12.4%*, with a 2.4* percentage point decline in adjusted EBITDA margin due mainly to a reclassification of some central costs to the UK business. Reported adjusted EBITDA benefited from one-off settlements with two network operators. Spain Service revenue declined 10.9%* excluding Ono, as growth in fixed continued to be offset by price pressure in mobile and converged services. Q4 service revenue growth was -7.8%*. Ono Q4 local currency revenue growth was -1.9% excluding wholesale. Mobile service revenue fell 12.7%*, although there was some improvement in H2 with the contract customer base stabilising year-on-year. However, ARPU continued to be under pressure throughout the year as a result of aggressive convergence offers. During H2, we saw an increase in the take-up of handset financing arrangements as a result of a change in the commercial model. We reduced handset subsidies in Q4 and introduced bigger data allowances at slightly higher price points. Our 4G network roll-out has now reached 75% population coverage, and we had 2.9 million 4G customers at March 2015. We continue to lead the market in net promoter scores (‘NPS’) in both consumer and enterprise. Fixed service revenue rose 7.8%* excluding Ono, supported by consistently strong broadband net additions. Since its acquisition in July 2014, Ono contributed £699 million to service revenue and £267 million to adjusted EBITDA. Including our joint fibre network build with Orange, we now reach 8.5 million premises with fibre. We have made good progress with the integration of Ono, and launched in April 2015 a fully converged service, “Vodafone One”, a new ultra high-speed fixed broadband service with Ono Fibre, home landline, 4G mobile telephony and Vodafone TV. Adjusted EBITDA declined 29.5%* year-on-year, with a 4.9* percentage point decline in adjusted EBITDA margin. The margin was impacted by falling mobile service revenue and growth in lower margin fixed revenue, partially offset by lower direct costs and operating expenses, and the change in the commercial model described above. Other Europe Service revenue declined 2.2%* due to price competition, the generally weak macroeconomic environment and MTR cuts. Again, we saw a recovery in H2, with Q3 service revenue -1.1%* and Q4 service revenue -0.9%*. Hungary grew by 8.6%* for the full year, the Netherlands and Czech Republic returned to growth in H2, and Greece and Ireland showed a clear improvement in trends over the year. In the Netherlands, we have nationwide 4G coverage, and the return to growth has been driven by continued contract customer growth, stabilising ARPU and growth in fixed revenue. In Portugal, we continue to see a decline in mobile service revenue driven by convergence pricing pressure reflecting a prolonged period of intense competition, partially offset by strong fixed revenue growth. We now reach 1.6 million homes with fibre, including our network sharing deal with Portugal Telecom. In Ireland, 4G coverage has reached 87%, and we have begun trials on our FTTH roll-out, with a commercial launch planned for later in 2015. In Greece, the steady recovery in revenue trends through the year stalled in Q4 as a result of the worsening macroeconomic conditions. The integration of Hellas Online is continuing in line with expectations. Adjusted EBITDA declined 2.8%*, with a 0.1* percentage point increase in adjusted EBITDA margin, as the impact of lower service revenue was largely offset by strong cost control. 165 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information

Other unaudited financial information (continued) Prior year operating results (continued) Africa, Middle East and Asia Pacific1 % change India £m Vodacom £m Other AMAP £m Eliminations £m AMAP £m £ Organic* Year ended 31 March 2015 restated Revenue 4,309 4,341 4,743 (11) 13,382 – 6.9 Service revenue 4,291 3,489 4,166 (11) 11,935 (0.9) 5.7 Other revenue 18 852 577 – 1,447 Adjusted EBITDA 1,282 1,527 1,277 – 4,086 (1.1) 5.9 Adjusted operating profit 458 1,030 314 – 1,802 (6.7) 0.1 Adjusted EBITDA margin 29.8% 35.2% 26.9% 30.5% Year ended 31 March 2014 restated Revenue 3,939 4,718 4,730 – 13,387 (2.4) 8.9 Service revenue 3,920 3,866 4,258 – 12,044 (4.2) 6.7 Other revenue 19 852 472 – 1,343 Adjusted EBITDA 1,135 1,716 1,279 – 4,130 (1.6) 10.8 Adjusted operating profit 327 1,228 377 – 1,932 12.0 30.7 Adjusted EBITDA margin 28.8% 36.4% 27.0% 30.9% Note: 1 The Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015, the Group redefined its segments to report international voice transit revenue and costs within Common Functions rather than within the results disclosed for each country and region. The results presented for the year ended 31 March 2015 and 2014 have been restated onto a comparable basis. There is no impact on total Group revenue or cost. Revenue remained stable as a result of a 7.4 percentage point adverse impact from foreign exchange movements, particularly with regards to the Indian rupee, South African rand and the Turkish lira. On an organic basis service revenue was up 6.9%* driven by a growth in the customer base, increased voice usage, strong demand for data and continued good commercial execution. Overall growth was offset by MTR cuts, particularly in South Africa. Excluding MTRs, organic growth was 7.0%. Adjusted EBITDA declined 1.1%, including a 7.1 percentage point adverse impact from foreign exchange movements. On an organic basis, adjusted EBITDA grew 5.9%* driven by growth in India, Turkey, Qatar and India Service revenue increased 12.4%*, driven by continued customer base growth, an acceleration in 3G data uptake and stable voice pricing. Q4 service revenue grew 11.7%*. We added 17.2 million mobile customers during the year, taking the total to 183.8 million. Voice yields were relatively flat after a period of improvement, but we saw a decline in average minutes of use in H2 as competition increased in some circles. Customer demand for data services has been very strong. Total data usage grew 86% year-on-year, with the active data customer base increasing 23% to 64 million. Within this, the 3G customer base increased to over 19 million, reflecting the significant investment in our 3G network build. During the year we added 12,585 new 3G sites, taking the total to over 35,000 and our coverage of target urban areas to 90%. 3G internet revenue rose 140%. In March 2015 we successfully bid for spectrum in 12 telecom circles for a total cost of INR 258.1 billion (£2.78 billion). This included spectrum in all six of our 900MHz circles due for extension in December 2015. We also successfully bid for new 3G spectrum in seven circles, allowing us to address 88% of our revenue base with 3G services. We have continued to expand our M-Pesa mobile money transfer service, and now have 89,000 agents, with a nationwide presence. At March 2015 we had 3.1 million registered customers and 378,000 active users. Our strategy is to focus on building scale on specific migratory corridors. Adjusted EBITDA grew 16.3%*, with a 1.0%* percentage point improvement in adjusted EBITDA margin as economies of scale from growing service revenue were partly offset by the increase in operating costs related to the Project Spring network build and higher acquisition costs. Egypt, offset by Vodacom and New Zealand. Organic Other Foreign Reported change* activity1 exchange change % pps pps % Revenue – AMAP 6.9 0.5 (7.4) – Service revenue India 12.4 – (2.9) 9.5 Vodacom (1.0) – (8.8) (9.8) Other AMAP 5.2 1.8 (9.2) (2.2) AMAP 5.7 0.5 (7.1) (0.9) Adjusted EBITDA India 16.3 – (3.4) 12.9 Vodacom (2.1) – (8.9) (11.0) Other AMAP 7.0 0.3 (7.4) (0.1) AMAP 5.9 0.1 (7.1) (1.1) Adjusted operating profit A MAP 0.1 0.1(6.9)(6.7) Note: 1 “Other activity” includes the impact of M&A activity. Refer to “Organic growth” on page 191 for further detail. 166 Vodafone Group Plc Annual Report on Form 20-F 2016

Vodacom Vodacom Group service revenue declined 1.0%*, as the negative impact of MTR cuts and a more competitive environment in South Africa offset growth in Vodacom’s operations outside South Africa. Q4 service revenue was -0.2%*, reflecting some easing of competition in South Africa. In South Africa, organic service revenue declined -2.7%*. Excluding the impact of MTR cuts, service revenue grew 1.4%*. Strong growth in smartphone penetration and data adoption drove 23.4% growth in local currency data revenue, although this was offset by aggressive voice price competition. We have increased our 3G footprint to 96% population coverage and 4G to 35% coverage as part of the Project Spring programme, with 81% of sites now connected to high capacity backhaul. During the year we began to trial our first fibre to the business services, and fibre to the home. The regulatory authorities continue to review our proposed acquisition of Neotel, a fibre-based fixed operator. Service revenue growth in Vodacom’s operations outside South Africa was 4.8%*, driven by customer base growth, data take-up and M-Pesa, Active M-Pesa customers totalled 5.6 million, with M-Pesa now representing 23% of service revenue in Tanzania. Vodacom Group adjusted EBITDA fell 2.1%*, with a 1.1* percentage point decline in adjusted EBITDA margin. The significant negative impact of MTR cuts on the adjusted EBITDA margin was substantially offset by good cost control. Other AMAP Service revenue increased 5.2%*, with growth in Turkey, Egypt, Qatar and Ghana partially offset by a decline in New Zealand. Service revenue in Turkey was up 9.9%*, reflecting continued strong growth in consumer contract and enterprise revenue, including higher ARPU and data usage, partly offset by a 1.8 percentage point negative impact from voice and SMS MTR cuts. In Egypt, service revenue grew 2.8%* as a result of an increase in data and voice usage and a more stable economic environment. In New Zealand, service revenue was down 3.1%* as a result of aggressive competition, but the contract mobile base grew 4.6% year-on-year and the fixed base benefited from continued uptake of VDSL, TV and unlimited broadband. Service revenue in Ghana grew 18.9%* driven by growth in customers, voice bundles and data. Total revenue growth in Qatar was 13.2%*, but slowed in H2 due to significantly increased price competition. Adjusted EBITDA grew 7.0%* with a 0.3* percentage point decline in adjusted EBITDA margin. Associates Vodafone Hutchison Australia (‘VHA’), in which Vodafone owns a 50% stake, continued its good recovery, returning to local currency service revenue growth in Q4 as a result of improving trends in both customer numbers and ARPU, supported by significant network enhancements. Safaricom, Vodafone’s 40% associate which is the number one mobile operator in Kenya, saw local currency service revenue growth of 12.9% for the year, with local currency adjusted EBITDA up 16.8%. The total value of deposits, customer transfers, withdrawals and other payments handled through the M-Pesa system grew 26% to KES 4,181 billion in the 2015 financial year. Indus Towers Limited, the Indian towers company in which Vodafone has a 42% interest, achieved local currency revenue growth of 4.3%. Indus owns 116,000 towers, with a tenancy ratio of 2.19x. Our shares of Indus Towers’ adjusted EBITDA and adjusted operating profit were £285 million and £19 million respectively. 167 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information

This page is intentionally left blank 168 Vodafone Group Plc Annual Report on Form 20-F 2016

This page is intentionally left blank 169 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information

This page is intentionally left blank 170 Vodafone Group Plc Annual Report on Form 20-F 2016

This page is intentionally left blank 171 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information

This page is intentionally left blank 172 Vodafone Group Plc Annual Report on Form 20-F 2016

This page is intentionally left blank 173 Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Additional information

This page is intentionally left blank 174 Vodafone Group Plc Annual Report on Form 20-F 2016

Shareholder information Investor calendar Ex-dividend date for final dividend 9 June 2016 Record date for final dividend 10 June 2016 Trading update 22 July 2016 Annual general meeting 29 July 2016 Final dividend payment 3 August 2016 Half-year financial results 15 November 2016 Ex-dividend date for interim dividend1 24 November 2016 Record date for interim dividend1 25 November 2016 Interim dividend payment1 2 February 2017 Note: 1 Provisional dates. Dividends See pages 36 and 111 for details on dividend amount per share. Payment of dividends by direct credit We pay cash dividends directly to shareholders’ bank or building society accounts. This ensures secure delivery and means dividend payments are credited to shareholders’ bank or building society accounts on the same day as payment. A dividend confirmation covering both the interim and final dividends paid during the financial year is sent to shareholders at the time of the interim dividend in February. ADS holders may alternatively have their cash dividends paid by cheque. Overseas dividend payments Holders of ordinary shares resident in the Eurozone (defined for this purpose as a country that has adopted the euro as its national currency) automatically receive their dividends in euros. The sterling/ euro exchange rate is determined by us in accordance with our Articles of Association up to 13 business days before the payment date. Holders resident outside the UK and Eurozone automatically receive dividends in pounds sterling but may elect to receive dividends in local currency directly into their bank account by registering for our registrar’s (Computershare) Global Payments Service. Visit investorcentre.co.uk for details and terms and conditions. Cash dividends to ADS holders will be paid by the ADS depositary in US dollars. The sterling/US dollar exchange rate for this purpose is determined by us up to ten New York and London business days before the payment date. For the financial year ending 31 March 2017 and beyond, dividends will be declared in euros and paid in euros, pounds sterling and US dollars, aligning the Group’s shareholder returns with the primary currency in which we generate free cash flow. The foreign exchange rate at which future dividends declared in euros will be converted into pounds sterling and US dollars will be calculated based on the average exchange rate of the five business days during the week prior to the payment of the dividend. The Board has determined that future dividend growth will be calculated from the level of 14.48 eurocents per share in 2016, which is equivalent to the 2016 total dividend payout of 11.45 pence at the year-end £:€ exchange rate of 1.2647. See vodafone.com/dividends for further information about dividend payments or, alternatively, please contact our registrar or the ADS depositary, as applicable. See page 176 for their contact information. Dividend reinvestment plan We offer a dividend reinvestment plan which allows holders of ordinary shares who choose to participate to use their cash dividends to acquire additional shares in the Company. These are purchased on their behalf by the plan administrator through a low cost dealing arrangement. For ADS holders, BNY Mellon maintains a Global BuyDIRECT Plan which is a direct purchase and sale plan for depositary receipts with a dividend reinvestment facility. Dividend tax allowance From April 2016 dividend tax credits will be replaced by an annual £5,000 tax-free allowance on dividend income across an individual’s entire share portfolio. Above this amount, individuals will pay tax in the UK on their dividend income at a rate dependent on their income tax bracket and personal circumstances. Vodafone will continue to provide registered shareholders with a confirmation of the dividends paid and this should be included with any other dividend income received when calculating and reporting total dividend income received. It is the shareholder’s responsibility to include all dividend income when calculating any tax liability. This change was announced by the Chancellor, as part of the UK Government Budget in July 2015. If you have any tax queries, please contact a financial adviser. Managing your shares via Investor Centre Computershare operates a portfolio service for investors in ordinary shares, called Investor Centre. This provides our shareholders with online access to information about their investments as well as a facility to help manage their holdings online, such as being able to: a update dividend mandate bank instructions and review dividend payment history; a update member details and address changes; and a register to receive Company communications electronically. Computershare also offers an internet and telephone share dealing service to existing shareholders. The service can be obtained at investorcentre.co.uk. Shareholders with any queries regarding their holding should contact Computershare. See page 176 for their contact details. Shareholders may also find the investors section of our corporate website, vodafone.com/investor, useful for general queries and information about the Company. Shareholder communications A growing number of our shareholders have opted to receive their communications from us electronically using email and web-based communications. The use of electronic communications, rather than printed paper documents, means information about the Company can be received as soon as it is available and has the added benefit of reducing costs and our impact on the environment. Each time we issue a shareholder communication, shareholders who have positively elected for electronic communication (or are deemed to have consented to receive electronic communication in accordance with the Companies Act 2006) will be sent an email alert containing a link to the relevant documents. 175 Additional information Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Unaudited information

Shareholder information (continued) Landmark Asset Search We participate in an online service which provides a search facility for solicitors and probate professionals to quickly and easily trace UK shareholdings relating to deceased estates. Visit www.landmarkfas.co.uk or call +44 (0)844 844 9967 for further information. We encourage all our shareholders to sign up for this service by providing us with an email address. You can register your email address via our registrar at investorcentre.co.uk or contact them via the telephone number provided on page 176. See vodafone.com/investor for further information about this service. Annual General Meeting Our thirty-second annual general meeting will be held at the Hilton London Metropole Hotel, 225 Edgware Road, London W2 1JU, on Friday 29 July 2016 at 11.00 am. The annual general meeting will be transmitted via a live webcast which can be viewed on our website at vodafone.com/agm on the day of the meeting. A recording will be available to view after that date. Warning to shareholders (“boiler room” scams) Over recent years we have become aware of investors who have received unsolicited calls or correspondence, in some cases purporting to have been issued by us, concerning investment matters. These callers typically make claims of highly profitable opportunities in UK or US investments which turn out to be worthless or simply do not exist. These approaches are usually made by unauthorised companies and individuals and are commonly known as “boiler room” scams. Investors are advised to be wary of any unsolicited advice or offers to buy shares. If it sounds too good to be true, it often is. See the FCA website at fca.org.uk/consumers/scams for more detailed information about this or similar activities. ShareGift We support ShareGift, the charity share donation scheme (registered charity number 1052686). Through ShareGift, shareholders who have only a very small number of shares, which might be considered uneconomic to sell, are able to donate them to charity. Donated shares are aggregated and sold by ShareGift, the proceeds being passed on to a wide range of UK charities. See sharegift.org or call +44 (0)20 7930 3737 for further details. Share price history The closing share price at 31 March 2016 was 221.20 pence (31 March 2015: 220.45 pence). The closing share price on 16 May 2016 was 223.65 pence. The following tables set out, for the periods indicated, (i) the reported high and low middle market quotations of ordinary shares on the London Stock Exchange, and (ii) the reported high and low sales prices of ADSs on NASDAQ. Quarter High Low High Low 2014/2015 First quarter 2.27 1.90 38.26 32.00 Second quarter 2.10 1.89 34.54 32.18 Third quarter 2.34 1.85 36.55 29.67 Fourth quarter 2.40 2.15 36.03 32.30 2015/2016 First quarter 2.55 2.20 39.21 32.71 Second quarter 2.46 2.04 38.25 30.90 London Stock Exchange Pounds per ordinary share NASDAQ Dollars per ADS Third quarter 2.26 2.04 34.42 31.00 Year ended 31 March High Low High Low Fourth quarter 2.25 2.00 32.72 29.19 2012 1.84 1.54 29.46 24.31 2016/2017 2013 1.92 1.54 30.07 24.42 First quarter1 2.33 2.16 33.82 30.66 2014 2.52 1.80 41.57 27.74 London Stock Exchange Pounds per ordinary share NASDAQ Dollars per ADS 2015 2.40 1.85 38.26 29.67 2016 2.55 2.00 39.21 29.19 Month High Low High Low November 2015 2.26 2.14 34.42 32.31 December 2015 2.22 2.04 33.47 31.20 January 2016 2.24 2.10 32.54 30.05 February 2016 2.25 2.00 32.72 29.19 March 2016 2.23 2.13 32.10 30.57 April 2016 2.33 2.16 33.82 30.66 May 20161 2.25 2.18 33.01 32.08 Note: 1 Covering period up to 16 May 2016. 176 Vodafone Group Plc Annual Report on Form 20-F 2016 Registrar and transfer office The Registrar Holders of ordinary shares resident in Ireland Computershare Investor Services PLC Computershare Investor Services (Ireland) Ltd The Pavilions PO Box 9742 Bridgwater Road, Bristol BS99 6ZZ, England Dublin 18, Ireland Telephone: +44 (0)370 702 0198 Telephone: +353 (0)818 300 999 investorcentre.co.uk/contactusinvestorcentre.co.uk/contactus ADS depositary BNY Mellon Shareowner Services PO Box 30170 College Station, TX 77842-3170, United States of America Telephone: +1 800 233 5601 (toll free) or, for calls outside the United States, +1 201 680 6825 (not toll free) and enter company number 2160 Email: shrrelations@cpushareownerservices.com Unaudited information

Foreign currency translation The following table sets out the pounds sterling exchange rates of the other principal currencies of the Group, being: “euros”, “€” or “eurocents”, the currency of the European Union (‘EU’) member states which have adopted the euro as their currency, and “US dollars”, “US$”, “cents” or “¢”, the currency of the United States. Major shareholders BNY Mellon, as custodian of our ADR programme, held approximately 13.46% of our ordinary shares of 2020/21 US cents each at 16 May 2016 as nominee. The total number of ADRs outstanding at 16 May 2016 was 387,958,868. At this date 1,495 holders of record of ordinary shares had registered addresses in the United States and in total held approximately 0.008% of the ordinary shares of the Company. At 31 March 2016 the following percentage interests in the ordinary share capital of the Company, disclosable under the Disclosure and Transparency Rules, (DTR 5), have been notified to the Directors. 31 March Currency (=£1) 2016 2015 % Change Average: Euro 1.37 1.28 7.0 US dollar 1.51 1.61 (6.2) Shareholder Shareholding A=t 31 March: Black Rock Investment Management Ltd. 6.62% Euro 1.261.38(8.7) Legal & General Investment Management Ltd. 3.19% US dollar 1.441.48(2.7) No changes in the interests disclosed under DTR 5 have been notified to the Company between 31 March 2016 and 16 May 2016. Between 1 April 2013 and 16 May 2016 Capital Group Companies Inc. has held more than 3% of, or 3% of voting rights attributable to, the ordinary shares of the Company. During this period, and as notified, its holding was reduced to below the 3% reporting threshold. The rights attaching to the ordinary shares of the Company held by these shareholders are identical in all respects to the rights attaching to all the ordinary shares of the Company. The Directors are not aware at 16 May 2016 of any other interest of 3% or more in the ordinary share capital of the Company. The Company is not directly or indirectly owned or controlled by any foreign government or any other legal entity. There are no arrangements known to the Company that could result in a change of control of the Company. The following table sets out, for the periods and dates indicated, the period end, average, high and low exchanges rates for pounds sterling expressed in US dollars per £1.00. Year ended 31 March 31 March Average High Low 2012 1.60 1.60 1.67 1.53 2013 1.52 1.58 1.63 1.49 2014 1.67 1.59 1.67 1.49 2015 1.48 1.61 1.71 1.46 2016 1.44 1.51 1.59 1.39 The following table sets out, for the periods indicated, the high and low exchange rates for pounds sterling expressed in US dollars per £1.00. Year ended 31 March High Low November 2015 1.54 1.50 December 2015 1.52 1.48 January 2016 1.47 1.42 Articles of Association and applicable English law The following description summarises certain provisions of the Company’s Articles of Association and applicable English law. This summary is qualified in its entirety by reference to the Companies Act 2006 of England and Wales and the Company’s Articles of Association. See “Documents on display” on page 179 for information on where copies of the Articles of Association can be obtained. The Company is a public limited company under the laws of England and Wales. The Company is registered in England and Wales under the name Vodafone Group Public Limited Company with the registration number 1833679. All of the Company’s ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by the Company from the holders of such shares. English law specifies that any alteration to the Articles of Association must be approved by a special resolution of the shareholders. Articles of Association The Company’s Articles of Association do not specifically restrict the objects of the Company. Directors The Directors are empowered under the Articles of Association to exercise all the powers of the Company subject to any restrictions in the Articles of Association, the Companies Act (as defined in the Articles of Association) and any special resolution. Under the Company’s Articles of Association a Director cannot vote in respect of any proposal in which the Director, or any person connected with the Director, has a material interest other than by virtue of the Director’s interest in the Company’s shares or other securities. However, this restriction on voting does not apply in certain circumstances set out in the Articles of Association. February 2016 1.46 1.39 March 2016 1.45 1.39 April 2016 1.46 1.41 Markets Ordinary shares of Vodafone Group Plc are traded on the London Stock Exchange and in the form of ADSs on NASDAQ. ADSs, each representing ten ordinary shares, are traded on NASDAQ under the symbol “VOD”. The ADSs are evidenced by ADRs issued by BNY Mellon, as depositary, under a deposit agreement, dated as of 12 October 1988, as amended and restated on 26 December 1989, 16 September 1991, 30 June 1999, 31 July 2006 and 24 February 2015 between the Company, the depositary and the holders from time to time of ADRs issued thereunder. ADS holders are not members of the Company but may instruct BNY Mellon on the exercise of voting rights relative to the number of ordinary shares represented by their ADSs. See “Articles of Association and applicable English laws and rights attaching to the Company’s shares – Voting rights” on page 178. Shareholders as at 31 March 2016 Number of accounts % of total issued shares Number of ordinary shares held 1–1,000 338,780 0.22 1,001–5,000 49,830 0.38 5,001–50,000 15,606 0.64 50,001–100,000 525 0.12 100,001–500,000 672 0.54 More than 500,000 1,172 98.10 406,585 100.00 177 Additional information Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials

Shareholder information (continued) The Directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all liabilities and obligations of the Group outstanding at any time shall not exceed an amount equal to 1.5 times the aggregate of the Group’s share capital and reserves calculated in the manner prescribed in the Articles of Association unless sanctioned by an ordinary resolution of the Company’s shareholders. The Company can make market purchases of its own shares or agree to do so in the future provided it is duly authorised by its members in a general meeting and subject to and in accordance with section 701 of the Companies Act 2006. Such authority was given at the 2015 annual general meeting but no purchases were made during this financial year. At each annual general meeting all Directors who were elected or last re-elected at or before the annual general meeting held in the third calendar year before the current year shall automatically retire. However, the Board has decided in the interests of good corporate governance that all of the Directors wishing to continue in office should offer themselves for re-election annually. Directors are not required under the Company’s Articles of Association to hold any shares of the Company as a qualification to act as a Director, although the Executive Directors are required to under the Company’s remuneration policy. Further details are set out on pages 57 to 73. Voting rights At a general meeting of the Company, when voting on substantive resolutions (i.e. any resolution which is not a procedural resolution) each shareholder who is entitled to vote and is present in person or by proxy has one vote for every share held (a poll vote). Procedural resolutions (such as a resolution to adjourn a general meeting or a resolution on the choice of Chairman of a general meeting) shall be decided on a show of hands, where each shareholder who is present at the meeting has one vote regardless of the number of shares held, unless a poll is demanded. Shareholders entitled to vote at general meetings may appoint proxies who are entitled to vote, attend and speak at general meetings. Two shareholders present in person or by proxy constitute a quorum for purposes of a general meeting of the Company. Under English law shareholders of a public company such as the Company are not permitted to pass resolutions by written consent. Record holders of the Company’s ADSs are entitled to attend, speak and vote on a poll or a show of hands at any general meeting of the Company’s shareholders by the depositary’s appointment of them as corporate representatives with respect to the underlying ordinary shares represented by their ADSs. Alternatively, holders of ADSs are entitled to vote by supplying their voting instructions to the depositary or its nominee who will vote the ordinary shares underlying their ADSs in accordance with their instructions. Holders of the Company’s ADSs are entitled to receive notices of shareholders’ meetings under the terms of the deposit agreement relating to the ADSs. Employees are able to vote any shares held under the Vodafone Group Share Incentive Plan and “My ShareBank” (a vested nominee share account) through the respective plan’s trustees. Holders of the Company’s 7% cumulative fixed rate shares are only entitled to vote on any resolution to vary or abrogate the rights attached to the fixed rate shares. Holders have one vote for every fully paid 7% cumulative fixed rate share. Liquidation rights In the event of the liquidation of the Company, after payment of all liabilities and deductions in accordance with English law, the holders of the Company’s 7% cumulative fixed rate shares would be entitled to a sum equal to the capital paid up on such shares, together with certain dividend payments, in priority to holders of the Company’s ordinary shares. The holders of the fixed rate shares do not have any other right to share in the Company’s surplus assets. Pre-emptive rights and new issues of shares Under section 549 of the Companies Act 2006 Directors are, with certain exceptions, unable to allot the Company’s ordinary shares or securities convertible into the Company’s ordinary shares without the authority of the shareholders in a general meeting. In addition, section 561 of the Companies Act 2006 imposes further restrictions on the issue of equity securities (as defined in the Companies Act 2006 which include the Company’s ordinary shares and securities convertible into ordinary shares) which are, or are to be, paid up wholly in cash and not first offered to existing shareholders. The Company’s articles of association allow shareholders to authorise Directors for a period specified in the relevant resolution to allot (i) relevant securities generally up to an amount fixed by the shareholders; and (ii) equity securities for cash other than in connection with a pre-emptive offer up to an amount specified by the shareholders and free of the pre-emption restriction in section 561. At the 2015 annual general meeting the amount of relevant securities fixed by shareholders under (i) above and the amount of equity securities specified by shareholders under (ii) above were both in line with corporate governance guidelines. Further details of such proposals are provided in the 2016 notice of annual general meeting. Rights attaching to the Company’s shares At 31 March 2016 the issued share capital of the Company was comprised of 50,000 7% cumulative fixed rate shares of £1.00 each and 26,558,570,312 ordinary shares (excluding treasury shares) of 2020/21 US cents each. As at 31 March 2016, 2,254,825,696 ordinary shares were held in Treasury. Dividend rights Holders of 7% cumulative fixed rate shares are entitled to be paid in respect of each financial year, or other accounting period of the Company, a fixed cumulative preferential dividend of 7% per annum on the nominal value of the fixed rate shares. A fixed cumulative preferential dividend may only be paid out of available distributable profits which the Directors have resolved should be distributed. The fixed rate shares do not have any other right to share in the Company’s profits. Holders of the Company’s ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the Directors. The Board of Directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Dividends on ordinary shares can be paid to shareholders in whatever currency the Directors decide, using an appropriate exchange rate for any currency conversions which are required. If a dividend has not been claimed for one year after the date of the resolution passed at a general meeting declaring that dividend or the resolution of the Directors providing for payment of that dividend, the Directors may invest the dividend or use it in some other way for the benefit of the Company until the dividend is claimed. If the dividend remains unclaimed for 12 years after the relevant resolution either declaring that dividend or providing for payment of that dividend, it will be forfeited and belong to the Company. 178 Vodafone Group Plc Annual Report on Form 20-F 2016 Unaudited information

Disclosure of interests in the Company’s shares There are no provisions in the Articles of Association whereby persons acquiring, holding or disposing of a certain percentage of the Company’s shares are required to make disclosure of their ownership percentage although such requirements exist under rules derived from the UK Disclosure and Transparency Rules. General meetings and notices Subject to the Articles of Association, annual general meetings are held at such times and place as determined by the Directors of the Company. The Directors may also, when they think fit, convene other general meetings of the Company. General meetings may also be convened on requisition as provided by the Companies Act 2006. An annual general meeting needs to be called on not less than 21 days’ notice in writing. Subject to obtaining shareholder approval on an annual basis, the Company may call other general meetings on 14 days’ notice. The Directors may determine that persons entitled to receive notices of meetings are those persons entered on the register at the close of business on a day determined by the Directors but not later than 21 days before the date the relevant notice is sent. The notice may also specify the record date, the time of which shall be determined in accordance with the Articles of Association and the Companies Act 2006. Under section 336 of the Companies Act 2006 the annual general meeting of shareholders must be held each calendar year and within six months of the Company’s year end. Variation of rights If at any time the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act 2006, either with the consent in writing of the holders of three quarters in nominal value of the shares of that class or at a separate meeting of the holders of the shares of that class. At every such separate meeting all of the provisions of the Articles of Association relating to proceedings at a general meeting apply, except that (i) the quorum is to be the number of persons (which must be at least two) who hold or represent by proxy not less than one third in nominal value of the issued shares of the class or, if such quorum is not present on an adjourned meeting, one person who holds shares of the class regardless of the number of shares he holds; (ii) any person present in person or by proxy may demand a poll; and (iii) each shareholder will have one vote per share held in that particular class in the event a poll is taken. Class rights are deemed not to have been varied by the creation or issue of new shares ranking equally with or subsequent to that class of shares in sharing in profits or assets of the Company or by a redemption or repurchase of the shares by the Company. Documents on display The Company is subject to the information requirements of the Exchange Act applicable to foreign private issuers. In accordance with these requirements the Company files its Annual Report on Form 20-F and other related documents with the SEC. These documents may be inspected at the SEC’s public reference rooms located at 100 F Street, NE Washington, DC 20549. Information on the operation of the public reference room can be obtained in the United States by calling the SEC on +1-800-SEC-0330. In addition, some of the Company’s SEC filings, including all those filed on or after 4 November 2002, are available on the SEC’s website at sec.gov. Shareholders can also obtain copies of the Company’s Articles of Association from our website at vodafone.com/governance or from the Company’s registered office. Material contracts At the date of this Annual Report the Group is not party to any contracts that are considered material to the Group’s results or operations except for: a its US$4.1 billion and €4.0 billion revolving credit facilities which are discussed in note 22 “Liquidity and capital resources” to the consolidated financial statements; a its subscription agreements for the £2.9 billion of subordinated mandatory convertible bonds placed on 25 February 2016 as discussed in note 22 “Liquidity and capital resources” to the consolidated financial statements; and a the agreed form Contribution and Transfer Agreement in respect of the Dutch joint venture with Liberty Global as detailed in note 29 “Commitments” to the consolidated financial statements. Exchange controls There are no UK Government laws, decrees or regulations that restrict or affect the export or import of capital, including but not limited to, foreign exchange controls on remittance of dividends on the ordinary shares or on the conduct of the Group’s operations. Taxation As this is a complex area investors should consult their own tax advisor regarding the US federal, state and local, the UK and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances. This section describes, primarily for a US holder (as defined below), in general terms, the principal US federal income tax and UK tax consequences of owning or disposing of shares or ADSs in the Company held as capital assets (for US and UK tax purposes). This section does not, however, cover the tax consequences for members of certain classes of holders subject to special rules including, for example, US expatriates and former long-term residents of the United States; officers and employees of the Company; holders that, directly, indirectly or by attribution, hold 5% or more of the Company’s voting stock; financial institutions; insurance companies; individual retirement accounts and other tax-deferred accounts; tax-exempt organisations; dealers in securities or currencies; investors that will hold shares or ADSs as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes; investors holding shares or ADSs in connection with a trade or business conducted outside of the US; or investors whose functional currency is not the US dollar. Limitations on transfer, voting and shareholding As far as the Company is aware there are no limitations imposed on the transfer, holding or voting of the Company’s ordinary shares other than those limitations that would generally apply to all of the shareholders, those that apply by law (e.g. due to insider dealing rules) or those that apply as a result of failure to comply with a notice under section 793 of the Companies Act 2006. No shareholder has any securities carrying special rights with regard to control of the Company. The Company is not aware of any agreements between holders of securities that may result in restrictions on the transfer of securities. 179 Additional information Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials

Shareholder information (continued) A US holder is a beneficial owner of shares or ADSs that is for US federal income tax purposes: Taxation of dividends UK taxation Under current UK law, no amount will be required to be withheld on account of UK tax from the dividends that we pay. Shareholders who are within the charge to UK corporation tax will be subject to corporation tax on the dividends we pay unless the dividends fall within an exempt class and certain other conditions are met. It is expected that the dividends we pay would generally be exempt. Individual shareholders in the Company who are residents in the UK will be subject to the income tax on the dividends we pay. For dividends received before 6 April 2016, a tax credit equal to one-ninth of the cash dividend will be available. For dividends received on or after 6 April 2016 dividends received will no longer be eligible for tax credit and will be taxable in the UK at the dividend rates applicable where the income received is above the tax-free dividend allowance (£5,000 per tax year). US federal income taxation Subject to the passive foreign investment company (‘PFIC’) rules described below, a US holder is subject to US federal income taxation on the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). However, the Company does not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US holders should therefore assume that any distribution by the Company with respect to shares will be reported as ordinary dividend income. Dividends paid to a non-corporate US holder will be taxable to the holder at the reduced rate normally applicable to long-term capital gains provided that certain requirements are met. Dividends must be included in income when the US holder, in the case of shares, or the depositary, in the case of ADSs, actually or constructively receives the dividend and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. The amount of the dividend distribution to be included in income will be the US dollar value of the pound sterling payments made determined at the spot pound sterling/US dollar rate on the date the dividends are received by the US holder, in the case of shares, or the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into US dollars at that time. If dividends received in pounds sterling are converted into US dollars on the day they are received, the US holder generally will not be required to recognise any foreign currency gain or loss in respect of the dividend income. Where UK tax is payable on any dividends received, a foreign tax credit may be claimable under the treaty. a an individual citizen or resident of the United States; a a US domestic corporation; a an estate, the income of which is subject to US federal income tax regardless of its source; or a a trust, if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for US federal income tax purposes. If an entity or arrangement treated as a partnership for US federal income tax purposes holds the shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. Holders that are entities or arrangements treated as partnerships for US federal income tax purposes should consult their tax advisors concerning the US federal income tax consequences to them and their partners of the ownership and disposition of shares or ADSs by the partnership. This section is based on the US Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and on the tax laws of the UK, the Double Taxation Convention between the United States and the UK (the ‘treaty’) and current HM Revenue and Customs published practice, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. This section also assumes that the UK Finance Bill, as ordered to be published on 24 March 2016, will be enacted without amendment. This section is further based in part upon the representations of the depositary and assumes that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For the purposes of the treaty and the US–UK double taxation convention relating to estate and gift taxes (the ‘Estate Tax Convention’), and for US federal income tax and UK tax purposes, this section is based on the assumption that a holder of ADRs evidencing ADSs will generally be treated as the owner of the shares in the Company represented by those ADRs. Investors should note that a ruling by the first-tier tax tribunal in the UK has cast doubt on this view, but HMRC have stated that they will continue to apply their long-standing practice of regarding the holder of such ADRs as holding the beneficial interest in the underlying shares. Similarly, the US Treasury has expressed concern that US holders of depositary receipts (such as holders of ADRs representing our ADSs) may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between such holders and the issuer of the security underlying the depositary receipts, or a party to whom depositary receipts or deposited shares are delivered by the depositary prior to the receipt by the depositary of the corresponding securities, has taken actions inconsistent with the ownership of the underlying security by the person claiming the credit, such as a disposition of such security. Such actions may also be inconsistent with the claiming of the reduced tax rates that may be applicable to certain dividends received by certain non-corporate holders, as described below. Accordingly, (i) the creditability of any UK taxes and (ii) the availability of the reduced tax rates for any dividends received by certain non-corporate US Holders, each as described below, could be affected by actions taken by such parties or intermediaries. Generally exchanges of shares for ADRs and ADRs for shares will not be subject to US federal income tax or to UK tax other than stamp duty or stamp duty reserve tax (see the section on these taxes on page 181). 180 Vodafone Group Plc Annual Report on Form 20-F 2016 Unaudited information

Taxation of capital gains UK taxation A US holder that is not resident in the UK will generally not be liable for UK tax in respect of any capital gain realised on a disposal of our shares or ADSs. However, a US holder may be liable for both UK and US tax in respect of a gain on the disposal of our shares or ADSs if the US holder: Following rulings of the European Court of Justice and the first-tier tax tribunal in the UK, HMRC have confirmed that the 1.5% SDRT charge will not be levied on an issue of shares to a depositary receipts system on the basis that such a charge is contrary to EU law. No stamp duty should in practice be required to be paid on any transfer of our ADSs provided that the ADSs and any separate instrument of transfer are executed and retained at all times outside the UK. A transfer of our shares in registered form will attract ad valorem stamp duty generally at the rate of 0.5% of the purchase price of the shares. There is no charge to ad valorem stamp duty on gifts. SDRT is generally payable on an unconditional agreement to transfer our shares in registered form at 0.5% of the amount or value of the consideration for the transfer, but if, within six years of the date of the agreement, an instrument transferring the shares is executed, any SDRT which has been paid would be repayable or, if the SDRT has not been paid, the liability to pay the tax (but not necessarily interest and penalties) would be cancelled. However, an agreement to transfer our ADSs will not give rise to SDRT. PFIC rules We do not believe that our shares or ADSs will be treated as stock of a PFIC for US federal income tax purposes for our current taxable year or the foreseeable future. This conclusion is a factual determination that is made annually and thus is subject to change. If we are treated as a PFIC, US holders of shares would be required (i) to pay a special US addition to tax on certain distributions and (ii) any gain realised on the sale or other disposition of the shares or ADSs would in general not be treated as a capital gain unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs. Otherwise a US holder would be treated as if he or she has realised such gain and certain “excess distributions” rateably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated. An interest charge in respect of the tax attributable to each such preceding year beginning with the first such year in which our shares or ADSs were treated as stock in a PFIC would also apply. In addition, dividends received from us would not be eligible for the reduced rate of tax described above under “Taxation of Dividends – US federal income taxation”. Back-up withholding and information reporting Payments of dividends and other proceeds to a US holder with respect to shares or ADSs, by a US paying agent or other US intermediary will be reported to the Internal Revenue Service (‘IRS’) and to the US holder as may be required under applicable regulations. Back-up withholding may apply to these payments if the US holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. Certain US holders are not subject to back-up withholding. US holders should consult their tax advisors about these rules and any other reporting obligations that may apply to the ownership or disposition of shares or ADSs, including requirements related to the holding of certain foreign financial assets. a is a citizen of the United States and is resident in the UK; a is an individual who realises such a gain during a period of “temporary non-residence” (broadly, where the individual becomes resident in the UK, having ceased to be so resident for a period of five years or less, and was resident in the UK for at least four out of the seven tax years immediately preceding the year of departure from the UK); a is a US domestic corporation resident in the UK by reason of being centrally managed and controlled in the UK; or a is a citizen or a resident of the United States, or a US domestic corporation, that has used, held or acquired the shares or ADSs in connection with a branch, agency or permanent establishment in the UK through which it carries on a trade, profession or vocation in the UK. In such circumstances, relief from double taxation may be available under the treaty. Holders who may fall within one of the above categories should consult their professional advisers. US federal income taxation Subject to the PFIC rules described below, a US holder that sells or otherwise disposes of our shares or ADSs generally will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and the holder’s adjusted tax basis, determined in US dollars, in the shares or ADSs. This capital gain or loss will be a long-term capital gain or loss if the US holder’s holding period in the shares or ADSs exceeds one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations. Additional tax considerations UK inheritance tax An individual who is domiciled in the United States (for the purposes of the Estate Tax Convention) and is not a UK national will not be subject to UK inheritance tax in respect of our shares or ADSs on the individual’s death or on a transfer of the shares or ADSs during the individual’s lifetime, provided that any applicable US federal gift or estate tax is paid, unless the shares or ADSs are part of the business property of a UK permanent establishment or pertain to a UK fixed base used for the performance of independent personal services. Where the shares or ADSs have been placed in trust by a settlor they may be subject to UK inheritance tax unless, when the trust was created, the settlor was domiciled in the United States and was not a UK national. Where the shares or ADSs are subject to both UK inheritance tax and to US federal gift or estate tax, the estate tax convention generally provides a credit against US federal tax liabilities for UK inheritance tax paid. UK stamp duty and stamp duty reserve tax Stamp duty will, subject to certain exceptions, be payable on any instrument transferring our shares to the custodian of the depositary at the rate of 1.5% on the amount or value of the consideration if on sale or on the value of such shares if not on sale. Stamp duty reserve tax (‘SDRT’), at the rate of 1.5% of the amount or value of the consideration or the value of the shares, could also be payable in these circumstances but no SDRT will be payable if stamp duty equal to such SDRT liability is paid. 181 Additional information Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials

History and development The Company was incorporated under English law in 1984 as Racal Strategic Radio Limited (registered number 1833679). After various name changes, 20% of Racal Telecom Plc share capital was offered to the public in October 1988. The Company was fully demerged from Racal Electronics Plc and became an independent company in September 1991, at which time it changed its name to Vodafone Group Plc. Since then we have entered into various transactions which significantly impacted on the development of the Group. The most significant of these transactions are summarised below: a Through a series of business transactions in 2011 and 2012, Vodafone assigned its rights to purchase approximately 11% of VIL from the Essar Group to Piramal Healthcare Limited (‘Piramal’). On 18 August 2011 Piramal purchased 5.5% of VIL from the Essar Group for a cash consideration of INR 28.6 billion (£368 million). On 8 February 2012, they purchased a further 5.5% of VIL from the Essar Group for a cash consideration of approximately INR 30.1 billion (£399 million) taking Piramal’s total shareholding in VIL to approximately 11%. a On 9 November 2011 we sold our entire 24.4% interest in Polkomtel in Poland for cash consideration of approximately €920 million (£784 million) before tax and transaction costs. a The merger with AirTouch Communications, Inc. which completed on 30 June 1999. The Company changed its name to Vodafone AirTouch Plc in June 1999 but then reverted to its former name, Vodafone Group Plc, on 28 July 2000. a On 27 July 2012 we acquired the entire share capital of Cable & Wireless Worldwide plc for a cash consideration of £1,050 million. a On 31 October 2012 we acquired TelstraClear Limited in New a The completion on 10 July 2000 of the agreement with Bell Atlantic and GTE to combine their US cellular operations to create the largest mobile operator in the United States, Verizon Wireless, resulting in the Group having a 45% interest in the combined entity. Zealand for a cash consideration of NZ$840 million (£440 million). a On 13 September 2013 we acquired a 76.57% interest in Kabel Deutschland Holding AG in Germany for cash consideration of €5.8 billion (£4.9 billion). a The acquisition of Mannesmann AG which completed on 12 April 2000. Through this transaction we acquired businesses in Germany and Italy and increased our indirect holding in Société Française u Radiotéléphone S.A. (‘SFR’). a The completion on 21 February 2014 of the agreement, announced on 2 September 2013, to dispose of our US Group whose principal asset was its 45% interest in Verizon Wireless (‘VZW’) to Verizon Communications Inc. (‘Verizon’), Vodafone’s joint venture partner, for a total consideration of US$130 billion (£79 billion) including the remaining 23.1% minority interest in Vodafone Italy. Following completion, Vodafone shareholders received Verizon shares and cash totalling US$85 billion (£51 billion). a Through a series of business transactions between 1999 and 2004 we acquired a 97.7% stake in Vodafone Japan. This was then disposed of on 27 April 2006. a On 8 May 2007 we acquired companies with controlling interests in Vodafone India Limited (‘VIL’), formerly Vodafone Essar Limited, for US$10.9 billion (£5.5 billion). a In March 2014 we acquired the indirect equity interests in VIL held by Analjit Singh and Neelu Analjit Singh, taking our stake to 89.03% and then in April 2014 we acquired the remaining 10.97% of VIL from Piramal Enterprises Limited for cash consideration of INR 89.0 billion (£0.9 billion), taking our ownership interest to 100%. a On 20 April 2009 we acquired an additional 15.0% stake in Vodacom for cash consideration of ZAR 20.6 billion (£1.6 billion). On 18 May 2009 Vodacom became a subsidiary. a On 23 July 2014 we acquired the entire share capital of Grupo Corporativo Ono, S.A. (‘Ono’) in Spain for total consideration, including associated net debt acquired, of €7.2 billion (£5.8 billion). a On 10 September 2010 we sold our entire 3.2% interest in China Mobile Limited for cash consideration of £4.3 billion. a On 16 June 2011 we sold our entire 44% interest in SFR to Vivendi for a cash consideration of €7.75 billion (£6.8 billion) and received a final dividend from SFR of €200 million (£176 million). Details of significant transactions that occurred during year ended 31 March 2016 are included in note 28 “Acquisitions and disposals” and in note 29 “Commitments”. Details of significant transactions that occurred after 31 March 2016 and before the signing of this Annual Report on 17 May 2016 are included in note 32 “Subsequent events”. a Through a series of business transactions on 1 June and 1 July 2011, we acquired an additional 22% stake in VIL from the Essar Group for a cash consideration of US$4.2 billion (£2.6 billion) including withholding tax. 182 Vodafone Group Plc Annual Report on Form 20-F 2016 Unaudited information

Regulation Our operating companies are generally subject to regulation governing the operation of their business activities. Such regulation typically takes the form of industry specific law and regulation covering telecommunications services and general competition (antitrust) law applicable to all activities. The following section describes the regulatory frameworks and the key regulatory developments at national and supranational level and in selected countries in which we have significant interests during the year ended 31 March 2016. Many of the regulatory developments reported in the following section involve ongoing proceedings or consideration of potential proceedings that have not reached a conclusion. Accordingly, we are unable to attach a specific level of financial risk to our performance from such matters. In February 2016 Deutsche Telekom applied for approval of new Unbundled Local Loop (‘ULL’) fees that would lead to an average increase of 10% and would be valid until the end of 2019. On 20 April 2016 the National Regulatory Authority (‘BNetzA’) proposed reducing the existing ULL rates by up to 1.7%. The rate decision will, after EU consolidation proceedings, become effective on 1 July 2016. In April 2016 BNetzA issued its draft decision on Deutsche Telekom’s layer 2 bitstream access product proposal. The final BNetzA decision is expected in June 2016. Furthermore, BNetzA has proposed to mandate an additional Virtual Unbundled Local Access (‘VULA’) product at street cabinets which is not currently technically and commercially defined. In May 2016 the Commission announced that BNetzA’s proposal to allow DT the exclusive deployment of vectoring within the nearshore areas of the main distribution frames may not be compliant with EU law, based on the apparent restrictions it places on alternative operators. Therefore the vectoring proposal and the associated conditions for the new VULA product will be subject to further scrutiny, with the Commission due to announce its decision by September 2016. Italy In September 2015 Vodafone obtained one of the two L band TDD blocks equal to 20MHz at just under €232 million. The licence commenced on 1 January 2016 and expires on 31 December 2029. In December 2015 further to its investigation into irregularities in the maintenance services of fixed networks, the Italian competition authority (‘AGCM‘) announced its decision to fine Telecom Italia (‘TI’) €21.5 million on the basis it had engaged in agreements with six other undertakings that abused its market dominance. In accordance with the decision, TI is now obliged to provide unbundled access to maintenance activities and to allow their competitors to acquire maintenance services from third parties. In December 2015 the National Regulatory Authority (‘AGCOM’) adopted the final decision regarding the wholesale fixed access market. The decision requires the application of the same remedies and prices nationally, cost orientation for all wholesale copper and fibre access services and price reductions from 2015 to 2017 for VULA fibre to the cabinet (‘FTTC’) (-36%) and copper bit-stream (-18%). For information on litigation in Italy, see note 30 “Contingent liabilities and legal proceedings” to the consolidated financial statements. United Kingdom In September 2015 the national regulatory authority (‘Ofcom’) published its final decision revising the annual licence fees payable on licences for the use of spectrum in the 900MHz and 1800MHz bands to reflect full market value, following the completion of the 4G auction. From 31 October 2016 Vodafone UK will pay annual fees of approximately £50 million for the spectrum. An application has been made by Everything Everywhere (‘EE’) to appeal this decision. Vodafone has given notice of its intention to intervene in any resulting appeal. In May 2016 the European Commission competition authority (‘DGCOMP’) announced its decision to prohibit the proposed Hutchison 3G acquisition of Telefonica UK (‘O2’). Hutchinson 3G have the option to appeal to the EU’s General Court in Luxembourg. In December 2015 Vodafone UK acquired 20MHz of 1400MHz spectrum with an indefinite licence from Qualcomm. In January 2016 British Telecom’s acquisition of mobile network operator EE received final approval from the UK’s Competition and Markets Authority (’CMA’). European Union (‘EU’) In October 2015 the European Parliament and the European Council adopted the European Commission’s (‘the Commission’) proposed regulation known as the Telecoms Single Market Package. The regulation requires the abolition of retail roaming surcharges by June 2017 and introduces net neutrality rules which come into force from 30 April 2016. In May 2015 the Commission published the Digital Single Market strategy, aimed at producing a more advanced digital single market. The strategy has three pillars: (i) maximising the growth potential of the European digital economy; (ii) creating the right conditions for digital networks and services to flourish; and (iii) better access for consumers and businesses to online e-goods and services across Europe. The Commission is currently undertaking various consultations which will lead to the revision of existing, or the adoption of new, legislation. One of these consultations considers the revision of the EU telecoms regulatory framework that covers five areas: Next-Generation Access (‘NGA’) regulation, spectrum, rules for communications services, universal service, and the institutional set-up and governance. There is a clear focus on incentivising investment in NGA (including access for mobile backhaul), the further harmonisation of spectrum regulation and the creation of a fair and level playing field for competing services. Other consultations we have or are responding to include: Internet speed and quality; review of national wholesale roaming markets, fair use policy and the sustainability mechanism; online platforms, cloud & data, liability of intermediaries, collaborative economy; ICT Standards; tackling unjustified geo-blocking; the needs for internet speed and quality beyond 2020; review of the Satellite and Cable Directive; the revision of the Audio Visual Media Services Directive; contract rules for online purchases of digital content and tangible goods; the e Privacy Directive; and the evaluation of Commission Recommendation 2009/396/EU on the regulatory treatment of fixed and mobile termination rates in the EU. The Commission are also planning a consultation on the review of safety of apps and other non-embedded software. Europe region Germany In June 2015 Vodafone Germany acquired 110MHz out of the 270MHz made available in the spectrum auction. This consisted of 2x10MHz of 700MHz band, 2x10MHz of 900MHz band, 1x20MHz of 1500MHz band and 2x25MHz of 1800MHz band for a total of €2,091 million. Total auction bids amounted to €5,081 million. 183 Additional information Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Unaudited information

Regulation (continued) In February 2016 Ofcom released its initial conclusions following its Strategic Review of Digital Communications. Ofcom’s proposals include requirements on BT to open up its network to competitors, reforming BT Openreach’s governance and delivering better Quality of Service for all customers. Vodafone UK will continue to engage with Ofcom as it implements these proposals including a consultation on Openreach governance expected in summer 2016. Spain The fines applied to Telefónica, Orange and Vodafone Spain in December 2012 for abuse of dominant position by imposing excessive pricing of wholesale SMS/MMS services on mobile virtual network operators (‘MVNO’), remain suspended until the judicial review is concluded. In June 2015 in response to the national competition authority’s (‘CNMC’) conditional approval of Telefónica’s acquisition of pay-TV operator Distribuidora de Televisión Digital (‘DTS’), Vodafone Spain appealed to the National Court. The appeal required the adoption of precautionary measures to increase the amount of premium content made available to other operators from 50% to 75% and to include football within the same pricing mechanism as other premium content channels. The National Court rejected the adoption of the precautionary measures on 18 April 2016. In January 2016 following a review of the regulatory ex ante price squeeze test run on Telefónica’s retail offers, CNMC issued a draft decision that proposes to modify the test to ensure it is capable of being replicated by other operators. This was further to Vodafone Spain’s submission to CNMC’s surveillance procedure that called for action on the retail offers of Telefónica; the wholesale conditions of access; and the breach by Telefónica of its commitments. In October 2015 DGCOMP approved Orange’s proposed acquisition of Jazztel, based on an agreement that included, among other provisions, the commitment to sell a certain amount of Jazztel’s fibre-optic assets to Masmóvil. In January 2016 Telefónica and Mediapro reached an agreement under which Telefónica acquires the rights to broadcast the beIN Sports LaLiga channel (Spanish first division and King’s Cup/Copa del Rey) and the beIN Sports channel (Champions League and Europa League), for the seasons 2016/17 to 2018/19, for a total amount of €2.4 billion. Vodafone Spain challenged the exclusive nature of the agreement and, after obtaining CNMC’s support, in February 2016 Mediapro initiated a second round of talks where Vodafone Spain confirmed its interest to acquire the beIN Sports LaLiga channel on a non-exclusive basis and the contract for the licence with Mediapro was signed on 5 April 2016. In March 2016 CNMC approved the resolution on wholesale regulation of broadband markets (Markets 3a, 3b & 4, including NGA). Netherlands The Dutch Government has renewed the existing 2.1GHz licences that were due to expire by the end of 2016. The renewal is for a period of four years (2017–2020), and provides an opportunity for a simultaneous auction with the 700MHz band. In October 2014 the Court of Appeal (‘CBb’) decided to refer the ongoing case of termination rates to the European Court of Justice (‘ECJ’) regarding the legal status of the recommendation to use pure bottom up long run incremental cost (‘BULRIC’). The CBb will be able to issue its final decision once it has received the ruling of the ECJ, which is currently expected during the second half of 2016. In February 2016 the Dutch Supreme Court ruled on the Dutch implementation of the EU Consumer Credit Directive and “instalment sales agreements” (a Dutch law concept), holding that bundled “all-in” mobile subscription agreements (i.e. device along with mobile services) are considered consumer credit agreements. As a result Vodafone Netherlands together with the industry has been working with the Ministry of Finance and the Competition Authority on compliance requirements going forward for such offers. The ruling also has retrospective effect and a claim has been submitted by a claims organisation which is currently being reviewed by Vodafone Netherlands. Ireland In February 2016 further to Vodafone Ireland’s successful appeal in the High Court against the national regulatory authority’s (‘ComReg’) interim mobile termination rate (‘MTR’) decision, ComReg published a revised MTR decision. Effective from 1 September 2016 and based on a pure Long Run Incremental Cost (‘LRIC’) model, the MTR will be 0.84 eurocents per minute. ComReg confirmed that following discussions with Vodafone Ireland they would drop their appeal to the Supreme Court. Vodafone Ireland has agreed to accept the new rate and drop the remaining related challenges outstanding before the High Court. Portugal In February 2016 the national regulatory authority (‘ANACOM’) confirmed the renewal of Vodafone Portugal’s 2.1GHz spectrum band with increased coverage obligations and additional reporting commitments but without the requirement of an auction or licence fee. The expiry date has been extended to 5 May 2033. In March 2016 ANACOM commenced a consultation into the 3a (Wholesale local access), 3b (Wholesale central access) and 4 (Wholesale high-quality access) markets. Romania In November 2015 the national regulatory authority (‘ANCOM’) announced their decision to deregulate the wholesale local access market (market 3a/2014), removing all of the fixed wholesale access regulations previously imposed on Telekom Romania, the former incumbent. ANCOM’s analysis concludes that the retail broadband market in Romania is competitive and ex ante regulation at the wholesale level cannot be justified. The decision was unopposed by the European Commission. Greece In December 2015 Vodafone Greece’s spectrum (2x56MHz) at 2.6GHz band licence expired. To date, we await the Ministry of Infrastructure, Transport and Networks (‘MITN’) to take the appropriate action for renewal, in the meantime Vodafone Greece continues to have access to the spectrum. The MITN and the national regulatory authority, (‘EETT’ – where currently the role of Chair is vacant) have not commenced the formal procedure to determine price and the award process prior to the August 2016 expiration date of Vodafone Greece’s 2x15MHz spectrum at 1800MHz. Czech Republic In June 2015 the former fixed incumbent (O2 Czech Republic) was split into two legally separate entities (network and service company) but both entities are still controlled by the private investment fund PPF. In February 2016 further to the national regulatory authority (‘CTU’) consultation on the unsold 1800MHz and 2.6GHz spectrum from 2013, an auction was announced with bidding commencing in April 2016. The auction for the 3.7GHz spectrum is due to commence in the second half of 2016. Hungary Vodafone Hungary has no material items to report for 2016. 184 Vodafone Group Plc Annual Report on Form 20-F 2016 Unaudited information

Albania In March 2015 Vodafone M-Pesa was licensed as an e-money issuance institution and has since been able to perform utility payments and money transfer services for its customers. Between April and June 2015 Vodafone Albania secured spectrum for 2x1.8MHz of 900MHz band, 2x14.4MHz of 1800MHz and 2x20+20MHz of 2.6GHz band, allowing 4G services to be made available. In September 2015 spectrum neutrality and reshuffling in the 1800MHz spectrum band was introduced. Malta In March 2014 the national regulatory authority (‘MCA’) set the MTR at 0.40 eurocents per minute. Vodafone Malta has submitted an appeal to the Administrative Review Tribunal on the basis that there was a lack of transparency in the consultation process. For information on litigation in India, see note 30 “Contingent liabilities and legal proceedings” to the consolidated financial statements. Vodacom: South Africa In March 2014 the High Court ruled in favour of Vodacom and MTN in their challenge to the national regulatory authority’s (‘ICASA’) decision on Call Termination Regulations (‘CTR’). This led to ICASA initiating another consultation process and in September 2014 they published the final CTR that reduces the rate to ZAR 0.13 cents per minute by October 2016. In December 2014 Cell C served ICASA (including other interested parties such as Vodacom and MTN) with a notice of motion in terms of which it is seeking an order for the review and setting aside by the High Court, of the September 2014 CTRs. Vodacom had filed a notice to oppose Cell C’s application. This matter was due to be heard from 7 March 2016 however Cell C withdrew its application. In May 2014 the national competition authority (‘CompCom’) confirmed its intention to proceed with the investigation into an allegation by Cell C that Vodacom and MTN have abused their market dominance in contravention of section 8 of the Competition Act. Once the investigation is completed, the matter may be referred to the Competition Tribunal where Vodacom will have a further opportunity to make its case. In May 2014 Vodacom entered into a sale and purchase agreement under which it would acquire 100% of the issued share capital of Neotel as well as Neotel’s shareholder loans and liabilities. The proposed acquisition of the majority of Neotel’s assets has been abandoned due to regulatory complexities and certain conditions not being fulfilled. In September 2015 further to its International Mobile Telecommunications (‘IMT’) Radio Frequency Spectrum Assignment Plans (‘RFSAP’) published in March 2015 ICASA published an Information Memorandum (‘IM’) on the prospective licensing of the 700MHz, 800MHz and 2.6GHz High Demand Spectrum bands. The IM is a precursor to an Invitation to Apply (‘ITA’). Vodacom has raised its concerns that the IM does not provide sufficient detail on some of the critical aspects of the auction design and process. In February 2016 the Department of Trade and Industry (‘DTI’) published the revised draft ICT Sector Code for consultation. This code follows the May 2015 implementation of the revised generic DTI Codes on Black Economic Empowerment (‘BEE’) which saw a complete overhaul of the targets and requirements of the 2007 Codes, which included the removal of the recognition of ZAR7.5 billion rule for ownership and retention of 30% investing target that Vodacom must be compliant with to be eligible to bid in future Spectrum auctions. The revised Codes are expected to be finalised in June 2016 and will be applicable to the financial period of 1 April 2016 to 31 March 2017. Vodacom: Democratic Republic of Congo In December 2015 the Government ordered all operators to disconnect any unregistered customers. In February 2016 all operators received a non-compliance letter from the National Intelligence Agency, stating sanctions would be applied. Vodacom DRC is suspending customers with insufficient registration records and communicating to such customers the requirement to register to avoid disconnection. To date, no sanctions have been imposed. In September 2015 the national regulatory authority (‘ARPTC’) retained the current on-net voice price floor at 5.1 US cents per minute and off net 8.5 US cents per minute set in March 2015 and extended the price floor to cover international outgoing calls and promotions until June 2016. In December 2015 Vodacom Congo’s 2G licence was renewed with a ten-year extension taking the expiry date to 1 January 2028, together with securing additional spectrum 2x5.8 1800MHz and 1x15 1900MHz. Collectively, the licence and spectrum fees paid was US$22.5 million. Africa, Middle East and Asia-Pacific region India In February 2012 Vodafone India challenged the Department of Telecommunications (‘DoT’) at the Telecom Tribunal on the financial requirements for approving the transfer of Vodafone India telecom licenses that were held under seven subsidiary companies to create two telecom licensed companies – Vodafone India Limited and its subsidiary Vodafone Mobile Services Limited. Pleadings were completed on 6 April 2016 and the next hearing is due on 19 May 2016. In February 2015 the national regulatory authority (‘TRAI’) announced its revised regulation on MTRs, reducing the rate from 20 paisa to 14 paisa per minute for mobile termination and nil termination for calls originating from, or terminating on, a fixed line. Vodafone India has challenged TRAI’s decision in the Delhi High Court and the hearing is due to commence in May 2016. In April 2015 TRAI launched a consultation on the regulatory framework for Over-The-Top (‘OTT’) services and Net Neutrality and the completion of that consultation is awaited. In February 2016 TRAI issued a regulation prohibiting the charging of discriminatory tariffs on the basis of content or services accessed. In March 2015 in the spectrum auction for 800MHz, 900MHz, 1800MHz and 2.1GHz bands, Vodafone India won spectrum in all six circles where the existing spectrum was due for expiry in December 2015, thus ensuring continuity of business. It also won an additional 2.1GHz spectrum in six service areas. The total auction spend by Vodafone India was INR 258 billion. In May 2015 the Supreme Court dismissed Vodafone India’s appeal against the DoT’s refusal to extend its existing spectrum licences in Delhi, Mumbai and Kolkata. In September and October 2015 guidelines for Spectrum Sharing and Spectrum Trading were issued respectively. In January 2016 TRAI submitted its recommendations to the DoT on the Valuation & Reserve price of Spectrum and DoT’s decision is expected by the end of May 2016. In February 2016 further to Prime Minister Narendra Modi’s allocation of budget for the Government’s Digital India agenda, TRAI recommended a public-private partnership (‘PPP’) “build own operate transfer” (‘BOOT’) model as the preferred means of the implementation strategy for BharatNet (the Government’s national optic fibre network programme). DoT’s decision on the TRAI recommendation is awaited. In May 2016 further to a challenge by the telecom operators, the Indian Supreme Court held that the order announced in October 2015 by TRAI, mandating MNOs to compensate customers for any call drops, was “arbitrary, unreasonable and non-transparent” and therefore cancelled. 185 Additional information Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials

Regulation (continued) Vodacom: Tanzania In February 2016 further to the gazetted final regulations which set out voluntary requirements for all telecommunications licensees to list a minimum of 20% of their ordinary share capital on the Dar Stock Exchange to be held by Tanzanian investors, or make a one-off payment of 0.6% of gross revenues into an ICT development fund within 12 months of effective date of regulation, the Ministry of Communications commenced consultations with the industry on the governance, structure and payments into this fund. In February 2016 the national regulatory authority (‘TCRA’) approved Vodacom Tanzania’s acquisition of Shared Networks Tanzania which holds 2x5 900MHz spectrum which will be used to support provision of rural services. The national competition authority’s (‘FCC’) approval is still pending. In March 2016 TCRA commenced a Request for Proposal for spectrum auction consultants which is required ahead of the planned 700MHz auction. Vodacom: Mozambique In August 2015 following an announcement from the Minister of Communications that unregistered customers must be disconnected, a new registration regulation was introduced, which approved electronic registration. Subsequently, the operators and regulator agreed on a joint campaign and phased disconnection process to achieve complete registration by November 2016. A new communications bill is being reviewed by the Parliament. The bill introduces inter alia, a new electronic communications licence regime, price regulation approval process, a competition law-based regulatory regime, and new law enforcement powers. Vodacom: Lesotho In September 2015 the national regulatory authority (‘LCA’) confirmed in writing to Vodacom Lesotho that its service licence will be renewed when it expires on 31 May 2016 at a cost of ZAR5 million. In February 2016 Vodacom Lesotho was awarded 2 x 20 1800MHz spectrum to be used for Long-Term Evolution (‘LTE’). International roaming in Africa In November 2014 East Africa Community (‘EAC’) Ministers of Communications met and set the national regulation authorities (‘NRAs’) the task to implement “Phase 1” price caps for wholesale (US 7 cents) and retail (US 10 cents). It was agreed that Phase 1 would be interim until “Phase 2” Single Area Network regulation is issued following a study to be conducted by the regulators for the region. In November 2015, the Tanzania Ministry of Communications commenced a consultation on the Phase 1 price caps for EAC countries. In September 2015 further to Southern African Development Community (‘SADC’) Ministers of Communications requirements that the NRAs implement international roaming wholesale and retail five-year glide-paths, the Communications Regulators’ Association of Southern Africa (‘CRASA’) issued Regulatory Guidance and accompanying Policy. The CRASA requested that NRAs implement the glide-paths from 1 October 2015 and transparency measures in accordance with their applicable national law. The policy recognised that the glide-paths should not take prices below underlying cost and that member countries should take steps to reduce issues which increase costs, notably taxes on international incoming calls. Vodacom is participating in the processes conducted by NRAs in SADC member states. Turkey In March 2015 further to Vodafone’s letter of appeal in the administrative court to the announcement by the national regulatory authority (‘ICTA’) in August 2014 that the scope of the 3G coverage must be broadened to include new metropolitan areas, the Council of State adopted a motion suspending the ICTA’s action and the lawsuit is pending. In May 2015 after the Electronic Trade Law came into force, secondary legislation was finalised by both the Ministry of Customs and Trade (‘MoCT’) and the ICTA. Under the new regulations, operators will only be permitted to use their marketing database for operator related marketing reasons. Third parties were permitted to send one time SMSs to mobile operators’ databases asking their customers to opt into their database, up to and including 15 September 2015. In August 2015 the 4.5G (IMT Advanced) auction was completed grossing total revenue of €3.36 billion excluding taxes, compared to reserve prices of €2.3 billion. Only three mobile operators bid for the spectrum bands and there were no bids for the 2.6GHz block reserved for a fourth operator. Vodafone Turkey paid a total of €778 million for 82.8MHz (2x10MHz in the 800MHz band, 2x1.4MHz in 900MHz band, 2x10MHz in 1800MHz band, 2x15MHz FDD in the 2.6GHz band and 1x10MHz TDD in the 2.6GHz band). The operators launched 4.5G services as of 1 April 2016. Australia The national regulatory authority (‘ACMA’) has completed an auction of up to 60MHz of regional 1800MHz spectrum to be made available in two to three years’ time (currently allocated for fixed link wireless services). Vodafone Australia acquired spectrum in many regional areas, including Canberra. After extensive lobbying by the industry, the Government is looking to undertake the most comprehensive overhaul of spectrum management in 15 years. Vodafone Australia is advocating for a framework that better considers the competition effects of spectrum policy (60% of regional spectrum is held by Telstra) and the establishment of more market-orientated spectrum licences and a better renewal process and more flexible payment terms. Egypt The Administrative Court ruling in favour of Vodafone Egypt in the case filed against Telecom Egypt and the national regulatory authority (‘NTRA’), regarding the NTRA’s authority to set MTRs between operators has been partially implemented with Orange Egypt (formerly Mobinil) and Telecom Egypt, however, an arbitration case is pending with Etisalat Misr. The implementation of the Unified License remains on hold. The 4G and fixed licence proposals are being developed by the NTRA and will be presented for approval to the Egyptian Cabinet. For information on litigation in Egypt, see note 30 “Contingent liabilities and legal proceedings” to the consolidated financial statements. Ghana In December 2015 the national regulatory authority (‘NCA’) conducted a spectrum auction in the 800MHz band. Vodafone Ghana as well as the other four mobile network operators and three mobile broadband wireless access operators declined to participate in the auction on the basis of the high reserve price. Scancom Ghana (trading as MTN Ghana) was the only entity to participate and submit bids in the auction. MTN was therefore awarded one of the blocks in the two lots of 2x10MHz at a reserve price of US$67.5 million. New Zealand In March 2015 the New Zealand Government announced the expansion of the existing Ultra-fast Broadband fibre to the premises (‘FTTP’) initiative from 75% to 80% of premises passed at a projected cost of between NZ$152 million and NZ$210 million. In addition, the Government announced a further NZ$150 million of funding to improve broadband coverage in rural areas and address mobile blackspots. Competitive tenders for these initiatives are expected to be completed in 2016. 186 Vodafone Group Plc Annual Report on Form 20-F 2016 Unaudited information

Safaricom: Kenya Safaricom continues to operate on a periodically renewed trial licence for the 2x15MHz 800MHz band spectrum granted in February 2015 until the national regulatory authority (‘CA’) is ready to issue the full Commercial Licence. The CA is also conducting a stakeholders’ consultation on the allocation of LTE spectrum in the 800MHz band to all mobile operators. In August 2015 CA issued new subscriber regulations to be implemented by February 2016. Safaricom is working with the authorities on revised timelines to ensure an effective transition to the new regime as the envisaged timeframe wasn’t operationally feasible. The CA has announced its intention to commission a study on competition within the telecommunications sector. The date for the commencement of the review has not been announced. Overview of spectrum licences at 31 March 2016 Qatar In January 2016 Qatar underwent a significant government re-shuffle at cabinet level resulting in the amalgamation of the Ministry of Information and Communications Technology with the Ministry of Transport and the replacement of the incumbent Telecoms Minister. Vodafone Qatar is currently challenging decisions made by both the previous Ministry and national regulatory authority (‘NRA’) relating to the application and enforcement of the dominance framework. Preliminary decisions were issued in respect of all three actions in March 2016. The action taken against the Ministry was rejected on technical grounds with the Court declining to recognise the decision of the Ministry as a “final administrative decision” under the Administrative Law. The two separate cases relating to subsequent decisions of the NRA have been reserved for further investigation and consideration. 700MHz 800MHz 900MHz 1400/1500MHz 1800MHz 2.1GHz 2.6GHz 3.5GHz Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Country by region Europe region Germany 2x10 (2033) 2x10 (2025) 2x12 (2016) 1x20 (2033) 2x5 (2016) 2x10+5 (2020) 2x20+25 (2025) n/a 2x102 (2033) 2x252 (2033) 2x52 (2025) Italy n/a 2x10 (2029) 2x10 (2018) 1x20 (2029) 2x15 (2018) 2x15+5 (2021) 2x15 (2029) n/a 2x52 (2029) UK n/a 2x10 (2033) 2x17 See note3 1x20 (2023) 2x6 See note3 2x15 See note3 2x20+25 (2033) n/a Spain n/a 2x10 (2030) 2x10 (2028) n/a 2x20 (2030) 2x15+5 (2030) 2x20+20 (2030) n/a Netherlands n/a 2x10 (2029) 2x10 (2030) n/a 2x20 (2030) 2x20+5 (2020) 2x10 (2030) n/a Ireland n/a 2x10 (2030) 2x10 (2030) n/a 2x25 (2030) 2x15+5 (2022) n/a n/a Portugal n/a 2x10 (2027) 2x5 (2021) n/a 2x6 (2021) 2x20 (2033) 2x20+25 (2027) n/a 2x52 (2027) 2x142 (2027) Romania n/a 2x10 (2029) 2x10 (2029) n/a 2x30 (2029) 2x15+5 (2020) 1x15 (2029) 1x40 (2025) Greece n/a 2x10 (2030) 2x15 (2027) n/a 2x10 (2027) 2x20+5 (2021) 2x20+20 (2030) n/a 2x152 (2016) Czech Republic n/a 2x10 (2029) 2x10 (2021) n/a 2x18 (2021) 2x20 (2025) 2x20 (2029) n/a 2x42 (2029) Hungary n/a 2x10 (2029) 2x10 (2022)4 n/a 2x15 (2022)3 2x15 (2019) 2x20+25 (2029) n/a 2x1 (2029)4 Albania n/a n/a 2x8 (2016) n/a 2x9 (2016) 2x15+5 (2025) 2x20+20 (2030) n/a 2x22 (2030) 2x142 (2030) 2x52 (2029) Malta n/a n/a 2x15 (2026) n/a 2x25 (2026) 2x20+5 (2020) n/a 1x42 (2020) 187 Additional information Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials

Regulation (continued) 700MHz 800MHz 900MHz 1400/1500MHz 1800MHz 2.1GHz 2.6GHz 3.5GHz Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Country by region Africa, Middle East and Asia-Pacific India5 (2016–2035)5 (2016–2035)5 n/a n/a n/a (2030) n/a n/a Vodacom: South Africa6 2x116 2x126 2x15+56 n/a n/a n/a n/a n/a Vodacom: Democratic Republic of Congo n/a n/a 2x6 (2028) n/a 2x18 (2028) 2x10+15 (2032) n/a 1x30 (2026) Lesotho7 2x207 2x227 2x307 2x157 1x407 1x427 n/a n/a Mozambique n/a n/a 2x8 (2018) n/a 2x8 (2018) 2x15+10 (2023) n/a n/a Tanzania n/a n/a 2x8 (2031) n/a 2x10 (2031) 2x15 (2031) n/a 1x28 (2031) Turkey n/a 2x10 (2029) 2x11 (2023) n/a 2x10 (2029) 2x15+5 (2029) 2x15+10 (2029) n/a 2x12 (2029) Australia8 n/a 2x10 (850MHz) (2028) 2x8 (2028) n/a 2x30 (annual) 2x25+5 (2017) n/a n/a Egypt n/a n/a 2x13 (2022) n/a 2x10 (2022) 2x15 (2022) n/a n/a New Zealand 2x15 (2031) n/a 2x15 (2031) n/a 2x25 (2021) 2x25+10 (2021) 2x15+5 (2028) 2x28 (2022) Safaricom: Kenya n/a 2x15 (Trial) 2x17 (2024) n/a 2x20 (2024) 2x10 (2022) n/a n/a Ghana n/a n/a 2x8 (2019) n/a 2x10 (2019) 2x15 (2023)9 n/a n/a Qatar n/a 2x10 (2029) 2x11 (2028) n/a 2x20 (2028) 2x15 (2028) n/a n/a 2x52 (2029) Notes: 1 2 3 4 5 6 Single (or unpaired) blocks of spectrum are used for asymmetric data (non-voice) use; block quantity has been rounded to the nearest whole number. Blocks within the same spectrum band but with different licence expiry dates are separately identified. UK – 900MHz, 1800MHz and 2.1GHz – indefinite licence with a five-year notice of revocation. Hungary – 900MHz and 1800MHz – conditional options to extend these licences to 2034. India comprises 22 separate service area licences with a variety of expiry dates. Vodacom’s South African spectrum licences are renewed annually. As part of the migration to a new licensing regime the national regulator has issued Vodacom a service licence and a network licence which will permit Vodacom to offer mobile and fixed services. The service and network licences have a twenty-year duration and will expire in 2028. Vodacom’s Lesotho spectrum licences are renewed annually, N.B. 1x40MHz in 2.6GHz column is actually 2.3GHz. Australia –table refers to Sydney/Melbourne only. In total VHA has: – 850MHz band – 2x10MHz in Sydney/Melbourne/Brisbane/Adelaide/Perth and 2x5MHz across the rest of Australia. – 900MHz band – 2x8MHz across Australia. – 1800MHz band – 2x30MHz in Sydney/Melbourne, 2x25MHz in Brisbane/Adelaide/Perth/Canberra, 2x10MHz in Victoria/North Queensland/Western Australia and 2x5MHz in Darwin/Tasmania/South Queensland. – 2.1GHz band, VHA holds 2x25 MHz in Sydney/Melbourne, 2x20MHz in Brisbane/Adelaide/Perth, 2x10MHz in Canberra/Darwin/Hobart and 2x5MHz in regional Australia. Ghana – The NRA has issued provisional licences with the intention of converting them to full licences once the NRA has been reconvened. 7 8 9 188 Vodafone Group Plc Annual Report on Form 20-F 2016 Unaudited information

Mobile Termination Rates (‘MTRs’) National regulators are required to take utmost account of the Commission’s existing recommendation on the regulation of fixed and MTRs. This recommendation requires MTRs to be set using a long run incremental cost methodology. Over the last three years MTRs effective for our subsidiaries were as follows: 20141 20151 20161 1 April 20162 Country by region Europe Germany (€ cents) 1.79 1.72 1.66 1.66 Italy (€ cents) 0.98 0.98 0.98 0.98 UK (GB £ pence) 0.85 0.67 0.68 0.51 Spain (€ cents) 1.09 1.09 1.09 1.09 Netherlands (€ cents)3 1.86 1.86 1.86 1.86 Ireland (€ cents) 2.60 2.60 2.60 0.84 (from September 2016) Portugal (€ cents) 1.27 1.27 0.83 0.79 (from July 2016) Romania (€ cents) 0.96 0.96 0.96 0.96 Greece (€ cents) 1.19 1.099 1.081 1.081 Czech Republic (CZK) 0.27 0.27 0.27 0.27 Hungary (HUF) 7.06 7.06 1.71 1.71 Albania (ALL) 2.66 1.48 1.48 1.48 Malta (€ cents) 2.07 0.40 0.40 0.40 Africa, Middle East and Asia-Pacific India (rupees)4 0.20 0.14 0.14 0.14 Vodacom: South Africa (ZAR)5 0.40 0.20 0.16 0.13 (from October 2016) Vodacom: Democratic Republic of Congo (USD cents) 3.70 3.40 3.40 3.40 (until June 2016) Lesotho (LSL/ZAR) 0.47 0.38 0.32 0.26 (from October 2016) Mozambique (MZN/USD cents) 1.44 0.86 0.86 0.86 Tanzania (TZN) 32.40 30.58 28.57 26.96 (from January 2017) Turkey (lira) 0.0258 0.0258 0.0258 0.0258 Australia (AUD cents) 3.60 3.60 1.70 1.70 Egypt (PTS/piastres) 10.00 10.00 10.00 10.00 New Zealand (NZD cents) 3.72 3.56 3.56 3.56 Safaricom: Kenya (shilling) 1.15 1.15 0.99 0.99 Ghana (peswas) 4.00 4.00 5.00 5.00 Qatar (dirhams) 16.60 16.60 9.00 8.31 Notes: 1 2 3 4 5 All MTRs are based on end of financial year values. MTRs established from 1 April 2016 are included at the current rate or where a glide-path or a final decision has been determined by the national regulatory authority. MTR under review by ECJ and decision due after June 2016. MTR under appeal and due to be heard 18 May 2016. Please see Vodacom: South Africa on page 185. 189 Additional information Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials

Non-GAAP information In the discussion of our reported financial position, operating results and cash flows, information is presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies, including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. Adjusted EBITDA Adjusted EBITDA is operating profit excluding share in results of associates, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group. We use adjusted EBITDA, in conjunction with other GAAP and non-GAAP financial measures such as adjusted operating profit, operating profit and net profit, to assess our operating performance. We believe that adjusted EBITDA is an operating performance measure, not a liquidity measure, as it includes non-cash changes in working capital and is reviewed by the Chief Executive to assess internal performance in conjunction with adjusted EBITDA margin, which is an alternative sales margin figure. We believe it is both useful and necessary to report adjusted EBITDA as a performance measure as it enhances the comparability of profit across segments. Because adjusted EBITDA does not take into account certain items that affect operations and performance, adjusted EBITDA has inherent limitations as a performance measure. To compensate for these limitations, we analyse adjusted EBITDA in conjunction with other GAAP and non-GAAP operating performance measures. Adjusted EBITDA should not be considered in isolation or as a substitute for a GAAP measure of operating performance. A reconciliation of adjusted EBITDA to the closest equivalent GAAP measure, operating profit, is provided above and in note 2 “Segmental analysis” to the consolidated financial statements. Group adjusted operating profit and adjusted earnings per share Group adjusted operating profit excludes non-operating income of associates, impairment losses, restructuring costs, amortisation of customer bases and brand intangible assets, other operating income and expense and other significant one-off items. Adjusted earnings per share also excludes certain foreign exchange rate differences, together with related tax effects. We believe that it is both useful and necessary to report these measures for the following reasons: a these measures are used for internal performance reporting; a these measures are used in setting director and management remuneration; and a they are useful in connection with discussion with the investment analyst community and debt rating agencies. A reconciliation of adjusted operating profit to the respective closest equivalent GAAP measure, operating profit, is provided above and in note 2 “Segmental analysis” to the consolidated financial statements. A reconciliation of adjusted earnings per share to basic earnings per share is provided in the “Operating results” on page 31. Cash flow measures In presenting and discussing our reported results, free cash flow and operating free cash flow are calculated and presented even though these measures are not recognised within IFRS. We believe that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons: a free cash flow allows us and external parties to evaluate our liquidity and the cash generated by our operations. Free cash flow does not include payments for licences and spectrum included within intangible assets, items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary, such as cash flows relating to acquisitions and disposals or financing activities. In addition, it does not necessarily reflect the amounts which we have an obligation to incur. However, it does reflect the cash available for such discretionary activities, to strengthen the consolidated statement of financial position or to provide returns to shareholders in the form of dividends or share purchases; a free cash flow facilitates comparability of results with other companies, although our measure of free cash flow may not be directly comparable to similarly titled measures used by other companies; a these measures are used by management for planning, reporting and incentive purposes; and a these measures are useful in connection with discussion with the investment analyst community and debt rating agencies. 190 Vodafone Group Plc Annual Report on Form 20-F 2016 Unaudited information

A reconciliation of cash generated by operations, the closest equivalent GAAP measure, to operating free cash flow and free cash flow, is provided below. 2016 £m 2015 £m 2014 £m Note: 1 Other movements for the year ended 31 March 2016 include £nil (2015: £365 million, 2014: £nil) UK pensions contribution payment and £nil (2015: £116 million, 2014: £nil) of KDG incentive scheme payments that vested upon acquisition. Other Certain of the statements within the section titled “Chief Executive’s strategic review” on pages 10 to 13 contain forward-looking non-GAAP financial information for which at this time there is no comparable GAAP measure and which at this time cannot be quantitatively reconciled to comparable GAAP financial information. Certain of the statements within the section titled “Looking ahead” on page 15 contain forward-looking non-GAAP financial information which at this time cannot be quantitatively reconciled to comparable GAAP financial information. Organic growth All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, in terms of both merger and acquisition activity and foreign exchange movements. While “organic growth” is neither intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other related parties for the following reasons: a it provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance; a it is used for internal performance analysis; and a it facilitates comparability of underlying growth with other companies (although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies). For the quarter ended 31 March 2015 and consequently the year ended 31 March 2015, the Group’s organic service revenue growth rate was adjusted to exclude the beneficial impact of a settlement of a historical interconnect rate dispute in the UK and the beneficial impact of an upward revision to interconnect revenue in Egypt from a re-estimation by management of the appropriate historical mobile interconnection rate. The adjustments in relation to Vodafone UK and Vodafone Egypt also impacted the disclosed organic growth rates for those countries. In addition, the Group’s organic service revenue growth rates for the year ended 31 March 2015, the six months ended 30 September 2015 and the quarters ended 31 March 2015, 30 June 2015, 30 September 2015 and 31 December 2015 have been amended to exclude the adverse impact of an adjustment to intercompany revenue. For the year ended 31 March 2016, the Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that, on 1 April 2015, the Group redefined its segments to report international voice transit service revenue and costs within common functions rather than within the service revenue and cost amounts disclosed for each country and region. The results presented for the years ended 31 March 2015 and 31 March 2014 have been restated on a comparable basis together with all disclosed organic growth rates. There is no impact on total Group results. In addition, for the quarter and six months ended 30 September 2015 and year ended 31 March 2016, the Group’s and Vodafone UK’s organic service revenue growth rate has been adjusted to exclude the beneficial impact of a settlement of a historical interconnect rate dispute in the UK. 191 Additional information Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Cash generated by operations (refer to note 19) 11,220 10,39712,147 Capital expenditure (8,599) (9,197) (6,313) Working capital movement in respect of capital expenditure (63) 762456 Disposal of property, plant and equipment 140 17879 Restructuring costs 186 336210 Other1 – 387– Operating free cash flow 2,884 2,8636,579 Taxation (689) (758)(3,449) Dividends received from associates and investments 67 2242,842 Dividends paid to non-controlling shareholders in subsidiaries (223) (247) (264) Interest received and paid (1,026) (994)(1,315) Free cash flow 1,013 1,0884,393

Non-GAAP information (continued) Reconciliation of organic growth to reported growth is shown where used, or in the table below: Organic change % Other activity1 pps Foreign exchange pps Reported change % Period 31 March 2016 Group Revenue FY 2.3 0.7 (6.0) (3.0) Service revenue FY 1.5 0.7 (5.7) (3.5) Service revenue excluding the impact of MTR cuts FY 2.1 0.7 (5.7) (2.9) Enterprise service revenue FY 2.1 1.5 (5.3) (1.7) Enterprise fixed service revenue FY 4.4 4.9 (3.7) 5.6 Vodafone Global Enterprise service revenue FY 5.9 3.2 (1.3) 7.8 Machine-to-machine revenue FY 28.6 10.8 (14.7) 24.7 Adjusted EBITDA FY 2.7 1.0 (6.2) (2.5) Percentage point change in adjusted EBITDA margin FY 0.1 0.1 (0.1) 0.1 Adjusted operating profit FY (3.9) 0.2 (7.4) (11.1) Adjusted EBITDA H2 3.6 (2.1) (4.9) (3.4) Service revenue Q4 2.5 (1.8) (0.8) (0.1) Europe Mobile service revenue FY (2.0) 0.2 (5.1) (6.9) Fixed service revenue FY 3.5 5.1 (5.2) 3.4 Germany – Mobile service revenue FY (1.6) – (6.6) (8.2) Germany – Fixed service revenue FY 1.5 – (6.8) (5.3) Italy – Mobile service revenue FY (1.1) – (6.7) (7.8) Italy – Fixed service revenue FY 1.2 – (6.7) (5.5) UK – Mobile service revenue FY (0.7) (0.6) – (1.3) UK – Fixed service revenue FY 1.1 – – 1.1 UK – Fixed service revenue excluding carrier services FY 2.4 – – 2.4 Spain – Service revenue excluding the impact of handset financing FY 0.3 8.7 (6.6) 2.4 Spain – Mobile service revenue FY (8.0) 2.5 (6.3) (11.8) Spain – Fixed service revenue FY 7.8 30.5 (7.1) 31.2 Netherlands – Service revenue FY 0.3 – (6.7) (6.4) Germany – Percentage point change in adjusted EBITDA margin FY 0.8 – 0.1 0.9 Italy – Percentage point change in adjusted EBITDA margin FY – – – – UK – Percentage point change in adjusted EBITDA margin FY 0.2 (1.0) – (0.8) Spain – Percentage point change in adjusted EBITDA margin FY 1.3 2.1 0.2 3.6 Other Europe – Percentage point change in adjusted EBITDA margin FY (1.0) (0.1) – (1.1) Europe – Percentage point change in adjusted EBITDA margin FY 0.4 – (0.1) 0.3 Adjusted EBITDA H2 2.3 (3.2) (1.9) (2.8) Europe – Percentage point change in adjusted EBITDA margin H2 0.6 (0.8) 0.1 (0.1) Service revenue Q4 0.5 (1.1) 2.7 2.1 Mobile service revenue Q4 (1.1) 0.2 2.7 1.8 Fixed service revenue Q4 5.4 (5.3) 2.7 2.8 Germany – Service revenue Q4 1.6 – 3.7 5.3 Italy – Service revenue Q4 1.3 – 3.6 4.9 UK – Service revenue Q4 (0.1) (5.5) – (5.6) Spain – Service revenue Q4 (3.2) – 3.4 0.2 Other Europe – Service revenue Q4 2.1 0.1 4.1 6.3 Romania – Service revenue Q4 7.7 – 3.9 11.6 Portugal – Service revenue Q4 3.5 – 4.0 7.5 Netherlands – Service revenue Q4 (1.3) – 3.8 2.5 Mobile service revenue Q3 (2.0) (0.3) (6.4) (8.7) Fixed service revenue Q3 3.7 1.2 (7.0) (2.1) Germany – Service revenue Q3 (0.4) – (8.4) (8.8) Italy – Service revenue Q3 (0.3) – (8.5) (8.8) UK – Service revenue Q3 (0.7) (0.8) – (1.5) Spain – Service revenue Q3 (3.1) (0.1) (8.3) (11.5) Other Europe – Service revenue Q3 1.6 1.8 (8.7) (5.3) Netherlands – Service revenue Q3 0.2 – (8.3) (8.1) 192 Vodafone Group Plc Annual Report on Form 20-F 2016 Unaudited information

Organic change % Other activity1 pps Foreign exchange pps Reported change % Period AMAP India – Service revenue excluding the impact of MTR cuts and other FY 10.0 – (0.2) 9.8 South Africa – Service revenue FY 4.7 – (14.1) (9.4) Vodacom’s international operations – Service revenue FY 10.0 – (10.1) (0.1) Turkey – Service revenue FY 19.7 – (18.5) 1.2 Egypt – Service revenue FY 8.9 (6.3) (2.0) 0.6 India – Percentage point change in adjusted EBITDA margin FY (0.2) – – (0.2) Vodacom – Percentage point change in adjusted EBITDA margin FY 3.6 – (0.6) 3.0 Other AMAP – Percentage point change in adjusted EBITDA margin FY (2.1) – 0.7 (1.4) AMAP – Percentage point change in adjusted EBITDA margin FY 0.1 – – 0.1 Service revenue Q4 8.1 (2.2) (8.7) (2.8) India – Service revenue Q4 5.3 – (2.6) 2.7 Vodacom – Service revenue Q4 6.3 – (19.3) (13.0) South Africa – Service revenue Q4 6.5 – (22.9) (16.4) South Africa – Data revenue Q4 18.8 – (25.4) (6.6) Other AMAP – Service revenue Q4 12.1 (7.1) (6.5) (1.5) Service revenue Q3 6.5 (0.1) (10.0) (3.6) India – Service revenue Q3 2.3 – (1.8) 0.5 Vodacom – Service revenue Q3 7.2 – (17.5) (10.3) South Africa – Service revenue Q3 7.2 – (18.7) (11.5) Other AMAP – Service revenue Q3 10.8 – (12.7) (1.9) 31 March 2015 restated Group Revenue FY (0.8) 17.8 (6.9) 10.1 Service revenue FY (1.6) 17.7 (6.7) 9.4 Adjusted EBITDA FY (6.9) 21.4 (7.0) 7.5 Percentage point change in adjusted EBITDA margin FY (1.8) 1.2 (0.1) (0.7) Adjusted operating profit FY (24.1) 11.0 (5.5) (18.6) Adjusted EBITDA H2 (3.6) 18.4 (5.3) 9.5 Europe Germany – Mobile service revenue FY (3.5) – (6.6) (10.1) Germany – Fixed service revenue FY (4.4) 40.2 (9.8) 26.0 Germany – Service revenue Q4 (3.5) 1.6 (10.0) (11.9) Germany – Fixed service revenue H1 (5.0) 96.0 (10.8) 80.2 Germany – Fixed service revenue H2 (3.8) 8.0 (8.5) (4.3) Germany – Percentage point change in adjusted EBITDA margin FY (3.0) 2.0 – (1.0) Italy – Service revenue Q4 (4.1) 133.9 (28.7) 101.1 Italy – Mobile service revenue FY (12.1) 902.8 (123.7) 767.0 Italy – Fixed service revenue FY 1.3 998.6 (130.2) 869.7 Italy – Percentage point change in adjusted EBITDA margin FY (2.4) 0.9 – (1.5) Italy – Operating expenses FY 3.1 (1,079.3) 149.3 (926.9) Italy – Customer costs FY 3.0 (775.9) 108.1 (664.8) UK – Service revenue Q4 (0.6) 5.7 – 5.1 UK – Mobile service revenue FY 0.5 – – 0.5 UK – Fixed service revenue FY (9.1) 5.8 – (3.3) UK – Fixed service revenue H1 (11.3) – – (11.3) UK – Fixed service revenue H2 (6.8) 11.4 – 4.6 UK – Percentage point change in adjusted EBITDA margin FY (2.4) 1.7 – (0.7) Spain – Service revenue Q4 (7.8) 35.0 (13.0) 14.2 Spain – Mobile service revenue FY (12.7) 5.8 (6.3) (13.2) Spain – Fixed service revenue FY 7.8 201.9 (21.6) 188.1 Spain – Percentage point change in adjusted EBITDA margin FY (4.9) 3.9 – (1.0) Other Europe – Service revenue Q4 (0.9) 2.7 (10.5) (8.7) Other Europe – Service revenue Q3 (1.1) 0.8 (6.6) (6.9) Hungary – Service revenue FY 8.6 – (10.8) (2.2) Other Europe – Percentage point change in adjusted EBITDA margin FY 0.1 (0.1) – – 193 Additional information Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials

Non-GAAP information (continued) Organic change % Other activity1 pps Foreign exchange pps Reported change % Period AMAP Service revenue excluding the impact of MTR cuts FY 7.0 0.5 (7.1) 0.4 India – Service revenue Q4 11.7 – 9.3 21.0 India – Percentage point change in adjusted EBITDA margin FY 1.0 – (0.1) 0.9 Vodacom – Service revenue Q4 (0.2) – 1.4 1.2 South Africa – Service revenue FY (2.7) – (9.7) (12.4) South Africa – Service revenue excluding the impact of MTR cuts FY 1.4 – (9.7) (8.3) Vodacom’s international operations – Service revenue FY 4.8 – (5.3) (0.5) Turkey – Service revenue FY 9.9 – (13.4) (3.5) Egypt – Service revenue FY 2.8 6.4 (5.5) 3.7 New Zealand – Service revenue FY (3.1) – (2.8) (5.9) Ghana – Service revenue FY 18.9 – (40.2) (21.3) Qatar – Total revenue FY 13.2 – (1.0) 12.2 Vodacom – Percentage point change in adjusted EBITDA margin FY (1.1) – (0.1) (1.2) Other AMAP – Percentage point change in adjusted EBITDA margin FY (0.3) (0.2) 0.5 – 31 March 2014 restated Group Revenue FY (1.6) 4.9 (2.5) 0.8 Service revenue FY (2.0) 4.9 (2.4) 0.5 Adjusted EBITDA FY (6.7) 5.8 (2.4) (3.3) Adjusted operating profit FY (21.7) 57.8 (52.3) (16.2) Europe Revenue FY (8.8) 6.6 2.4 0.2 Service revenue FY (8.2) 6.5 2.3 0.6 Adjusted EBITDA FY (17.1) 9.1 2.5 (5.5) Adjusted operating profit FY (41.9) 1.3 2.1 (38.5) AMAP Revenue FY 8.9 0.8 (12.1) (2.4) Service revenue FY 6.7 0.8 (11.7) (4.2) Adjusted EBITDA FY 10.8 1.1 (13.5) (1.6) Adjusted operating profit FY 30.7 (0.1) (18.6) 12.0 Note: 1 “Other activity” includes the impact of M&A activity. Refer to “Organic growth” on page 191 for further detail. 194 Vodafone Group Plc Annual Report on Form 20-F 2016 Unaudited information

Form 20-F cross reference guide This annual report on Form 20-F for the fiscal year ended 31 March 2016 has not been approved or disapproved by the SEC nor has the SEC passed judgement upon the adequacy or accuracy of this document. The table below sets out the location in this document of the information required by SEC Form 20-F. Item Form 20-F caption Location in this document Page 1 Identity of Directors, senior management and advisers Not applicable – 2 Offer statistics and expected timetable Not applicable – 3 Key information 3A Selected financial data Selected financial data 202 Shareholder information: Foreign currency translation 177 3B Capitalisation and indebtedness Not applicable – 3C Reasons for the offer and use of proceeds Not applicable – 3D Risk factors Principal risk factors and uncertainties 22 to 28 4 Information on the Company 4A History and development of the Company History and development 182 Contact details Back cover Shareholder information: Registrar and transfer office 176 Shareholder information: Articles of association and applicable English law 177 Chief Executive’s strategic review 10 to 13 Chief Financial Officer’s review 14 and 15 Note 1 “Basis of preparation” 91 to 95 Note 2 “Segmental analysis” 96 to 98 Note 11 “Property, plant and equipment” 114 and 115 Note 28 “Acquisitions and disposals” 147 and 148 Note 29 “Commitments” 148 and 149 4B Business overview Performance highlights 2 At a glance 4 and 5 Our business model: Investing in a great platform for the future 6 and 7 Market overview: Understanding our market place 8 Market overview: Adapting and evolving our response 9 Chief Executive’s strategic review 10 to 13 Operating results 30 to 35 Financial position and resources 36 and 37 Prior year operating results 163 to 167 Note 2 “Segmental analysis” – Segmental revenue and profit 97 Regulation 183 to 189 4C Organisational structure Note 33 “Related undertakings” 154 to 161 Note 12 “Investments in associates and joint arrangements” 116 to 118 Note 13 “Other investments” 119 4D Property, plant and equipment Chief Executive’s strategic review 10 to 13 Chief Financial Officer’s review 14 and 15 Financial position and resources 36 and 37 Note 11 “Property, plant and equipment” 114 and 115 4A Unresolved staff comments None – 195 Additional information Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Unaudited information

Form 20-F cross reference guide (continued) Item Form 20-F caption Location in this document Page 5 Operating and financial review and prospects 5A Operating results Operating results 30 to 35 Prior year operating results 163 to 167 Note 21 “Borrowings” 126 to 130 Shareholder information: Foreign currency translation 177 Regulation 183 to 189 5B Liquidity and capital resources Financial position and resources: Liquidity and capital resources 36 and 37 Note 23 “Capital and financial risk management” 134 to 139 Note 22 “Liquidity and capital resources” 130 to 133 Note 21 “Borrowings” 126 to 130 Note 29 “Commitments” 148 and 149 5C Research and development, patents and licences, etc. Chief Executive’s strategic review 10 to 13 Chief Financial Officer’s review 14 and 15 Regulation: Licences 187 and 188 5D Trend information Chief Executive’s strategic review 10 to 13 Market overview: Understanding our market place 8 Market overview: Adapting and evolving our response 9 5E Off-balance sheet arrangements Note 22 “Liquidity and capital resources” – Off-balance sheet arrangements 130 to 133 Note 29 “Commitments” 148 and 149 Note 30 “Contingent liabilities and legal proceedings” 149 to 152 5F Tabular disclosure of contractual obligations Financial position and resources: Contractual obligations and commitments 36 5G Safe harbor Forward-looking statements 198 and 199 6 Directors, senior management and employees 6A Directors and senior management Board of Directors 40 and 41 Executive Committee 42 and 43 6B Compensation Directors’ remuneration 57 to 73 Note 24 “Directors and key management compensation” 139 6C Board practices Compliance with the 2014 UK Corporate Governance Code 54 and 55 Shareholder information: Articles of association and applicable English law 177 Directors’ remuneration 57 to 73 Board of Directors 40 and 41 Board Committees 47 to 53 6D Employees Our people 18 and 19 Note 25 “Employees” 140 6E Share ownership Directors’ remuneration 57 to 73 Note 27 “Share-based payments” 145 and 146 7 Major shareholders and related party transactions 7A Major shareholders Shareholder information: Major shareholders 177 7B Related party transactions Directors’ remuneration 57 to 73 Note 30 “Contingent liabilities and legal proceedings” 149 to 152 Note 31 “Related party transactions” 153 7C Interests of experts and counsel Not applicable – 8 Financial information 8A Consolidated statements and other financial information Financials 87 to 162 Report of independent registered public accounting firm 82 Note 30 “Contingent liabilities” 149 to 152 8B Significant changes Note 32 “Subsequent events” 153 9 The offer and listing 9A Offer and listing details Shareholder information: Share price history 176 9B Plan of distribution Not applicable – 9C Markets Shareholder information: Markets 177 9D Selling shareholders Not applicable – 9E Dilution Not applicable – 9F Expenses of the issue Not applicable – 196 Vodafone Group Plc Annual Report on Form 20-F 2016 Unaudited information

Item Form 20-F caption Location in this document Page 10 Additional information 10A Share capital Not applicable – 10B Memorandum and articles of association Shareholder information: Articles of association and applicable English law 177 10C Material contracts Shareholder information: Material contracts 179 10D Exchange controls Shareholder information: Exchange controls 179 10E Taxation Shareholder information: Taxation 179 to 181 10F Dividends and paying agents Not applicable – 10G Statement by experts Not applicable – 10H Documents on display Shareholder information: Documents on display 179 10I Subsidiary information Not applicable – 11 Quantitative and qualitative disclosures about market risk Note 23 “Capital and financial risk management” 134 to 139 12 Description of securities other than equity securities 12A Debt securities Not applicable – 12B Warrants and rights Not applicable – 12C Other securities Not applicable – 12D American depositary shares ADR payment information C-1 13 Defaults, dividend arrearages and delinquencies Not applicable – 14 Material modifications to the rights of security holders and use of proceeds Not applicable – 15 Controls and procedures Governance 38 to 56 Directors’ statement of responsibility: Management’s report on internal control over financial reporting 77 Report of independent registered public accounting firm 82 16 16A Audit Committee financial expert Board Committees 47 to 53 16B Code of ethics Our US listing requirements 56 16C Principal accountant fees and services Note 3 “Operating profit/(loss)” 99 Board Committees: Audit and Risk Committee – External audit 50 and 51 16D Exemptions from the listing standards for audit committees Not applicable – 16E Purchase of equity securities by the issuer and affiliated purchasers Not applicable – 16F Change in registrant’s certifying accountant Not applicable – 16G Corporate governance Our US listing requirements 56 16H Mine safety disclosure Not applicable – 17 Financial statements Not applicable – 18 Financial statements Financials 87 to 162 Report of Independent Registered Public Accounting Firm 82 and 83 Separate financial statements required by Rule 3-09 of Regulation S-X B-1 to B-28 Report of Independent Registered Public Accounting Firm B-3 19 Exhibits Filed with the SEC Index to Exhibits 197 Additional information Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials

Forward-looking statements This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses, and certain of the Group’s plans and objectives. In particular, such forward-looking statements include statements with respect to: a expectations regarding the Group’s access to adequate funding for its working capital requirements and share buyback programmes, and the Group’s future dividends or its existing investments; and a the impact of regulatory and legal proceedings involving the Group and of scheduled or potential regulatory changes. a the Group’s expectations and guidance regarding its financial and operating performance, the performance of associates and joint ventures, other investments and newly acquired businesses, expectations regarding the Project Spring organic investment programme and expectations regarding fixed revenue and broadband customers; Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: a intentions and expectations regarding the development of products, services and initiatives introduced by, or together with, Vodafone or by third parties; a expectations regarding the global economy and the Group’s operating environment and market position, including future market conditions, growth in the number of worldwide mobile phone users and other trends; a general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments; a increased competition; a revenue and growth expected from the Group’s Enterprise and total communications strategy; a levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services; a mobile penetration and coverage rates, MTR cuts, the Group’s ability to acquire spectrum, expected growth prospects in the Europe and AMAP regions and growth in customers and usage generally; a rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; a anticipated benefits to the Group from cost-efficiency programmes; a the ability of the Group to integrate new technologies, products and a possible future acquisitions, including increases in ownership in existing investments, the timely completion of pending acquisition transactions and pending offers for investments; services with existing networks, technologies, products and services; a the Group’s ability to generate and grow revenue; a a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; a expectations and assumptions regarding the Group’s future revenue, operating profit, adjusted EBITDA, adjusted EBITDA margin, free cash flow, depreciation and amortisation charges, foreign exchange rates, tax rates and capital expenditure; a slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; a the Group’s ability to expand its spectrum position, win 3G and 4G allocations and realise expected synergies and benefits associated with 3G and 4G; 198 Vodafone Group Plc Annual Report on Form 20-F 2016 Unaudited information

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Principal risk factors and uncertainties” on pages 22 to 28 of this document. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so. PricewaterhouseCoopers LLP has neither examined, compiled, nor performed any procedures with respect to the forward looking statements, and accordingly PricewaterhouseCoopers LLP does not express an opinion or provide any other form of assurance on such information. Deloitte LLP has neither examined, compiled, nor performed any procedures with respect to the forward looking statements, and accordingly Deloitte LLP does not express an opinion or provide any other form of assurance on such information. a the Group’s ability to secure the timely delivery of high-quality products from suppliers; a loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; a changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes; a the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; a the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences, platform sharing or other arrangements with third parties; a acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; a the Group’s ability to integrate acquired business or assets; a the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; a developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; a the Group’s ability to satisfy working capital requirements; a changes in foreign exchange rates; a changes in the regulatory framework in which the Group operates; a the impact of legal or other proceedings against the Group or other companies in the communications industry; and a changes in statutory tax rates and profit mix. 199 Additional information Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials

Definition of terms 2G 2G networks are operated using global system for mobile (‘GSM’) technology which offers services such as voice, text messaging and low speed data. In addition, all the Group’s controlled networks support general packet radio services (‘GPRS’), often referred to as 2.5G. GPRS allows mobile devices to access IP based data services such as the internet and email. 3G A cellular technology based on wide band code division multiple access delivering voice and faster data services. 4G/LTE 4G or long-term evolution (‘LTE’) technology offers even faster data transfer speeds than 3G/HSPA. 5G 5G is the coming fifth-generation wireless broadband technology which will provide better speeds and coverage than the current 4G. Acquisition costs The total of connection fees, trade commissions and equipment costs relating to new customer connections. ADR American depositary receipts is a mechanism designed to facilitate trading in shares of non-US companies in the US stock markets. The main purpose is to create an instrument which can easily be settled through US stock market clearing systems. ADS American depositary shares are shares evidenced by American depositary receipts. ADSs are issued by a depositary bank and represent one or more shares of a non-US issuer held by the depositary bank. The main purpose of ADSs is to facilitate trading in shares of non-US companies in the US markets and, accordingly, ADRs which evidence ADSs are in a form suitable for holding in US clearing systems. AGM Annual general meeting. AMAP The Group’s region: Africa, Middle East and Asia Pacific. Applications (‘apps’) Apps are software applications usually designed to run on a smartphone or tablet device and provide a convenient means for the user to perform certain tasks. They cover a wide range of activities including banking, ticket purchasing, travel arrangements, social networking and games. For example, the My Vodafone app lets customers check their bill totals on their smartphone and see the minutes, texts and data allowance remaining. ARPU Average revenue per user, defined as revenue and incoming revenue divided by average customers. Capital expenditure (‘capex’) This measure includes the aggregate of property, plant and equipment additions and capitalised software costs. Churn Total gross customer disconnections in the period divided by the average total customers in the period. Cloud services This means the customer has little or no equipment at their premises and all the equipment and capability associated with the service is run from the Vodafone network and data centres instead. This removes the need for customers to make capital investments and instead they have an operating cost model with a recurring monthly fee. Controlled and jointly controlled Controlled and jointly controlled measures include 100% of the Group’s mobile operating subsidiaries and the Group’s share of joint ventures and the Group’s proportionate share of joint operations. Customer costs Customer costs include acquisition costs, retention costs and expenses related to ongoing commissions. Depreciation and other amortisation The accounting charge that allocates the cost of a tangible or intangible asset to the income statement over its useful life. This measure includes the profit or loss on disposal of property, plant and equipment and computer software. Direct costs Direct costs include interconnect costs and other direct costs of providing services. Adjusted EBITDA Operating profit excluding share of results in associates, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs and other operating income and expense. The Group’s definition of adjusted EBITDA may not be comparable with similarly titled measures and disclosures by other companies. Enterprise The Group’s customer segment for businesses. FCA Financial Conduct Authority. Fixed broadband customer A fixed broadband customer is defined as a customer with a connection or access point to a fixed line data network. FTTC Fibre-to-the-Cabinet involves running fibre optic cables from the telephone exchange or distribution point to the street cabinets which then connect to a standard phone line to provide broadband. FTTH Fibre-to-the-Home provides an end-to-end fibre optic connection the full distance from the exchange to the customer’s premises. FRC Financial Reporting Council. Free cash flow Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments and dividends paid to non-controlling shareholders in subsidiaries but before restructuring costs and licence and spectrum payments. For the year ended 31 March 2014 and 31 March 2013, the income dividends received from Verizon Wireless and payments in respect of a tax case settlement were also excluded. Gbps Gigabits (billions) of bits per second. HSPA+ An evolution of high speed packet access (‘HSPA’). An evolution of third generation (‘3G’) technology that enhances the existing 3G network with higher speeds for the end user. ICT Information and communications technology. IFRS International Financial Reporting Standards. Impairment A downward revaluation of an asset. Interconnect costs A charge paid by Vodafone to other fixed line or mobile operators when a Vodafone customer calls a customer connected to a different network. 200 Vodafone Group Plc Annual Report on Form 20-F 2016 Unaudited information

Internet of Things (‘IoT’) (formerly Machine-to-Machine (‘M2M’)) The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database. IP Internet protocol (‘IP’) is the format in which data is sent from one computer to another on the internet. IP-VPN A virtual private network (‘VPN’) is a network that uses a shared telecommunications infrastructure, such as the internet, to provide remote offices or individual users with secure access to their organisation’s network. Mark-to-market Mark-to-market or fair value accounting refers to accounting for the value of an asset or liability based on the current market price of the asset or liability. Mbps Megabits (millions) of bits per second. Mobile broadband Mobile broadband allows internet access through a browser or a native application using any portable or mobile device such as smartphone, tablet or laptop connected to a cellular network. Mobile customer A mobile customer is defined as a subscriber identity module (‘SIM’), or in territories where SIMs do not exist, a unique mobile telephone number, which has access to the network for any purpose, including data only usage. Mobile termination rate (‘MTR’) A per minute charge paid by a telecommunications network operator when a customer makes a call to another mobile or fixed line network operator. MVNO Mobile virtual network operators, companies that provide mobile phone services under wholesale contracts with a mobile network operator, but do not have their own licence or spectrum or the infrastructure required to operate a network. Net debt Long-term borrowings, short-term borrowings and mark-to-market adjustments on financing instruments less cash and cash equivalents. Net promoter score (‘NPS’) Net promoter score is a customer loyalty metric used to monitor customer satisfaction. Operating expenses Operating expenses comprise primarily sales and distribution costs, network and IT related expenditure and business support costs. Operating free cash flow Cash generated from operations after cash payments for capital expenditure (excludes capital licence and spectrum payments) and cash receipts from the disposal of intangible assets and property, plant and equipment, but before restructuring costs. Organic growth All amounts marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See page 191 “Non-GAAP information” for further details. Partner markets Markets in which the Group has entered into a partner agreement with a local mobile operator enabling a range of Vodafone’s global products and services to be marketed in that operator’s territory and extending Vodafone’s reach into such markets. Penetration Number of SIMs in a country as a percentage of the country’s population. Penetration can be in excess of 100% due to customers owning more than one SIM. Petabyte A petabyte is a measure of data usage. One petabyte is a million gigabytes. Pps Percentage points. RAN Radio access network is the part of a mobile telecommunications system which provides cellular coverage to mobile phones via a radio interface, managed by thousands of base stations installed on towers and rooftops across the coverage area, and linked to the core nodes through a backhaul infrastructure which can be owned, leased or a mix of both. Reported growth Reported growth is based on amounts reported in pounds sterling as determined under IFRS. Retention costs The total of trade commissions, loyalty scheme and equipment costs relating to customer retention and upgrade. Roaming Allows customers to make calls, send and receive texts and data on other operators’ mobile networks, usually while travelling abroad. Service revenue Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. Smartphone devices A smartphone is a mobile phone offering advanced capabilities including access to email and the internet. Smartphone penetration The number of smartphone devices divided by the number of registered SIMs (excluding data only SIMs) and telemetric applications. SME Small to medium-sized enterprise. Spectrum The radio frequency bands and channels assigned for telecommunication services. SRAN Single Radio Access network, which allows 2G, 3G and 4G services to be run from a single piece of equipment. Supranational An international organisation, or union, whereby member states go beyond national boundaries or interests to share in the decision making and vote on issues pertaining to the wider grouping. Tablets A tablet is a slate shaped, mobile data or portable computing device equipped with a finger operated touchscreen or stylus, for example, the Apple iPad. VGE Vodafone Global Enterprise (VGE), which serves the Group’s biggest multi-national customers. VoIP Voice over IP is a set of facilities used to manage the delivery of voice information over the internet in digital form via discrete packets rather than by using the traditional public switched telephone network. VZW Verizon Wireless, the Group’s former associate in the United States. 201 Additional information Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials

Selected financial data At/for the year ended 31 March 2016 2015 2014 2013 2012 Notes: 1 See note 8 to the consolidated financial statements, “Earnings per share”. Earnings and dividends per ADS is calculated by multiplying earnings per ordinary share by ten, the number of ordinary shares per ADS. On 19 February 2014, we announced a “6 for 11” share consolidation effective 24 February 2014. This had the effect of reducing the number of shares in issue from 52,821,751,216 ordinary shares (including 4,351,833,492 ordinary shares held in Treasury) as at the close of business on 18 February 2014 to 28,811,864,298 new ordinary shares in issue immediately after the share consolidation on 24 February 2014. Earnings per share for the years ended 31 March 2013 and 2012 have been restated accordingly. The final dividend for the year ended 31 March 2016 was proposed by the Directors on 17 May 2016 and is payable on 3 August 2016 to holders of record as of 10 June 2016. The total dividends have been translated into US dollars at 31 March 2016 for purposes of the above disclosure but the dividends are payable in US dollars under the terms of the ADS depositary agreement. For the purposes of calculating these ratios, earnings consist of loss or profit before tax adjusted for fixed charges, dividend income from associates, share of profits and losses from associates, interest capitalised and interest amortised. Fixed charges comprise one third of payments under operating leases, representing the estimated interest element of these payments, interest payable and similar charges and interest capitalised. 2 3 4 202 Vodafone Group Plc Annual Report on Form 20-F 2016 Consolidated income statement data (£m) Revenue 40,973 42,22738,34638,04138,821 Operating profit/(loss) 1,377 1,967 (3,913)(2,202)5,618 (Loss)/profit before taxation (449) 1,095 (5,270)(3,483) 4,144 (Loss)/profit for financial year from continuing operations (3,818) 5,86011,312(3,959)3,439 (Loss)/profit for the financial year (3,818) 5,91759,420 6576,994 Consolidated statement of financial position data (£m) Total assets 133,713 122,573 121,840 138,324 135,450 Total equity 67,317 67,733 71,78172,488 78,202 Total equity shareholders’ funds 65,885 66,145 70,80271,47776,935 Earnings per share1,2 Weighted average number of shares (millions) – Basic 26,692 26,48926,47226,83127,624 – Diluted 26,692 26,62926,68226,83127,938 Basic earnings per ordinary share (15.08)p 21.75p 223.84p1.54p25.15p Diluted earnings per ordinary share (15.08)p 21.63p 222.07p1.54p24.87p Basic earnings per share from continuing operations (15.08)p 21.53p42.10p(15.66)p12.28p Cash dividends1,3 Amount per ordinary share (pence) 11.45p 11.22p11.00p10.19p13.52p Amount per ADS (pence) 114.5p 111.2p110.0p101.9p135.2p Amount per ordinary share (US cents) 16.49c 16.65c18.31c15.49c21.63c Amount per ADS (US cents) 164.9c 166.5c183.1c154.9c216.3c Other data Ratio of earnings to fixed charges4 – 1.6–1.74.3 Deficiency between fixed charges and earnings (£m)4 672 –654–– Unaudited information

Additional information Vodafone Group Plc Annual Report on Form 20-F 2016 Overview Strategy review Performance Governance Financials Notes 203

Vodafone Group Plc Annual Report on Form 20-F 2016 Notes 204

Vodafone, the Vodafone Portrait, the Vodafone Speechmark, Vodacom, M-Pesa, Vodafone One and Vodafone Red are trade marks of the Vodafone Group. The Vodafone Rhombus is a registered design of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners. The content of our website (vodafone.com) should not be considered to form part of this annual report or our annual report on Form 20-F. © Vodafone Group 2016 Text printed on revive 50 silk which is made from 50% recycled and 50% virgin fibres. The cover is on amadeus 100 revive silk, made entirely from de-inked post-consumer waste. Both products are Forest Stewardship Council® (‘FSC’®) certified and produced using elemental chlorine free (‘ECF’) bleaching. The manufacturing mill also holds ISO 14001 accreditation for environmental management. Designed and produced by Radley Yeldar ry.com

Vodafone Group Plc Registered Office: Vodafone House The Connection Newbury Berkshire RG14 2FN England Registered in England No. 1833679 Telephone: +44 (0)1635 33251 Fax: +44 (0)1635 238080 vodafone.com Contact details: Shareholder helpline Telephone: +44 (0)370 702 0198 (In Ireland): +353 (0)818 300 999 Investor Relations ir@vodafone.co.uk vodafone.com/investor Media Relations vodafone.com/media/contact Sustainability vodafone.com/sustainability Vodafone Group Plc Annual Report on Form 20-F 2016

Subsequent events

Events occurring subsequent to the approval of the Company’s Annual Report on 17 May 2016

On 9 June 2016 Vodafone announced the merger of Sky Network Television Limited (‘SKY’) and Vodafone New Zealand Limited (‘Vodafone New Zealand’) to create a leading integrated telecommunications and media group in New Zealand. SKY will acquire all of the shares in Vodafone New Zealand for a total purchase price of NZ$3,437 million (cash and debt free) through the issue of new SKY shares giving Vodafone Europe B.V. a 51% interest in the combined group and cash consideration of NZ$1,250 million.

The proposed transaction is subject to SKY shareholder approval and is conditional on the consent of the New Zealand Overseas Investment Office and a clearance from the New Zealand Commerce Commission. SKY and Vodafone expect the proposed transaction to complete by the end of calendar 2016.

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

Goodwill

Changes in the carrying amount of Goodwill are as follows:

(dollars in millions)
Balance at January 1, 2012	$17,528
Acquisitions (Note 2)	209
Balance at December 31, 2012	17,737
Acquisitions (Note 2)	204
Balance at December 31, 2013	$17,941

Other Intangibles, net

Other intangibles, net are included in Other intangibles and other assets, net and consist of the following:

	At December 31, 2013			At December 31, 2012
(dollars in millions)	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Customer lists (6 to 8 years)	$2,232	$(1,803)	$429	$2,187	$(1,550)	$637
Non-network internal-use software (5 to 7 years)	1,897	(802)	1,095	1,462	(589)	873
Other (2 to 3 years)	7	(1)	6	26	(21)	5
Total	$4,136	$(2,606)	$1,530	$3,675	$(2,160)	$1,515

The amortization expense for other intangible assets was as follows:

Years	(dollars in millions)
2013	$476
2012	465
2011	513

Estimated annual amortization expense for other intangible assets is as follows:

Years	(dollars in millions)
2014	$434
2015	360
2016	279
2017	192
2018	146

4. Fair Value Measurements and Financial Instruments

The following table presents the balances of assets measured at fair value on a recurring basis as of December 31, 2013:

(dollars in millions)	Level 1	Level 2	Level 3	Total
Assets:
Other intangibles and other assets, net:
Derivative contracts—Cross currency swaps (Non-current)	$—	$166	$—	$166

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

For the years ended December 31, 2013, 2012 and 2011, the intrinsic value of VARs exercised during the period was $0.1 billion, respectively.

Cash paid to settle VARs for the years ended December 31, 2013, 2012 and 2011 was $0.1 billion, respectively.

Awards outstanding at December 31, 2013, 2012 and 2011 under the Wireless Plan are summarized as follows:

(shares in thousands)	VARs (a)	Weighted-Average Exercise Price of VARs (a)	Vested VARs (a)
Outstanding, January 1, 2011	11,569	$13.11	11,569
Exercised	(3,303)	14.87
Cancelled/Forfeited	(52)	14.74
Outstanding, December 31, 2011	8,214	12.39	8,214
Exercised	(3,427)	10.30
Cancelled/Forfeited	(21)	11.10
Outstanding, December 31, 2012	4,766	13.89	4,766
Exercised	(1,916)	13.89
Cancelled/Forfeited	(3)	13.89
Outstanding, December 31, 2013	2,847	$13.89	2,847

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

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. Significant components of the Partnership’s deferred taxes are shown in the following table:

	(dollars in millions)
At December 31,	2013	2012
Deferred tax assets:
Net operating loss carryforward	$165	$122
Valuation allowance	(89)	(55)
Other Total deferred tax assets	207	134
	283	201
Deferred tax liabilities:
Intangible assets	9,457	9,355
Plant, property and equipment	1,407	1,445
Other	354	264
Total deferred tax liabilities
	11,218	11,064

Net deferred tax asset-current(a)	66	76
Net deferred tax liability-non-current	$11,001	$10,939

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

11. Other Transactions with Affiliates

In addition to transactions with Affiliates in Note 5, other significant transactions with Affiliates are summarized as follows:

	(dollars in millions)
For the Years Ended December 31,	2013	2012	2011
Revenue related to transactions with affiliated companies	$102	$83	$87
Cost of service (a)	1,378	1,365	1,396
Selling, general and administrative expenses (b)	917	584	312

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

20-F Disclosure — Description of American Depositary Shares (Item 12D)

Fees payable by ADR Holders

The Bank of New York Mellon, as depositary, collects its fees for delivery and surrender of ADRs directly from investors depositing shares or surrendering ADRs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors, including in connection with the payment of dividends, by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADRs (or portion of 100 ADRs)

•                  Issuance of ADRs, including issuances resulting from a distribution of shares or rights or other property

•                  Cancellation of ADRs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADR (or portion thereof). The current per ADR fee to be charged for an interim dividend is $0.015 per ADR and for a final dividend is $0.02 per ADR.	• Any cash distribution to ADR registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADRs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR registered holders

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex, facsimile transmissions and delivery expenses (when expressly provided in the deposit agreement) • Converting foreign currency to US dollars

Taxes and other governmental charges that the depositary or the custodian must pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

C-1

Fees Payable by the Depositary to the Issuer

As set out above, pursuant to the deposit agreement, the depositary may charge up to $0.02 per ADR in respect of dividends paid by us. We have agreed with the depositary that any dividend fee collected by it is paid to us, net of any dividend collection fee charged by it. For the year ended 31 March 2016, we agreed with the depositary that it will charge $0.015 per ADR in respect of any interim dividend and $0.02 per ADR in respect of any final dividend paid during that year.

As at 31 March 2016,  (April 1, 2015 through March 31, 2016) we have received approximately $13.1 million arising out of fees charged in respect of dividends paid during the year. We also have an agreement with the depositary that it will absorb any of its out-of-pocket maintenance costs for servicing the holders of the ADRs up to $1,000,000 per calendar year. However, any of the depositary’s out-of-pocket maintenance costs which exceed the $1,000,000 annual aggregate limits will be reimbursed by us.

Index of Exhibits to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2016

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

2.3

Fourteenth Supplemental Trust Deed dated June 1, 2016 between the Company and The Law Debenture Trust Corporation p.l.c. further modifying and restating the provisions of the Trust Deed dated July 16, 1999 relating to a Euro 30,000,000,000 Euro Medium Term Note Programme.

2.4

Trust Deed dated February 25, 2016 between the Company and The Law Debenture Trust Corporation p.l.c. in relation to the Group’s £1,440,000,000 1.50 per cent Subordinated Mandatory Convertible Bonds due 2017.

2.5

Trust Deed dated February 25, 2016 between the Company and The Law Debenture Trust Corporation p.l.c. in relation to the Group’s £1,440,000,000 2.00 per cent Subordinated Mandatory Convertible Bonds due 2019.

4.1

Agreement in relation to the Group’s €3,860,000,000 five year Revolving Credit Facility dated March 28, 2014 among the Company and various lenders (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086)).

4.2	Revolving Credit Agreement with Royal Bank of Canada, effective as of December 15, 2015 in relation to the Group’s €3,860,000,000 five year Revolving Credit Facility.

4.3

Vodafone Group 1999 Long Term Stock Incentive Plan (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2001(File No. 001-10086)).

4.4	Vodafone Group 2005 Global Incentive Plan (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006 (File No. 001-10086)).

4.5	Facility Agreement in relation to the Group’s US$3,935,000,000 revolving credit facility dated February 27, 2015 among the Company and various lenders (incorporated by reference to Exhibit

4.9 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2015 (File No. 001-10086)).

4.6	Revolving Credit Agreement with Royal Bank of Canada, effective as of December 15, 2015 and dated February 27, 2015 in relation to the Group’s US$3,935,000,000 Revolving Credit Facility.

4.7	$1,000,000,000 Facility Agreement dated September 9, 2015 between the Company and The Bank of Tokyo-Mitsubishi UFJ, LTD.

4.8	$1,000,000,000 Facility Agreement dated November 9, 2015 between the Company and Mizuho Bank LTD.

4.9

Subscription Agreement dated February 19, 2016 among the Company, J.P. Morgan Securities Plc and Morgan Stanley & Co. International Plc in relation to the Group’s £1,440,000,000 1.50 per cent Subordinated Mandatory Convertible Bonds due 2017.

4.10

Subscription Agreement dated February 19, 2016 among the Company, J.P. Morgan Securities Plc and Morgan Stanley & Co. International Plc in relation to the Group’s £1,440,000,000 2.00 per cent Subordinated Mandatory Convertible Bonds due 2019.

4.11	Letter of Appointment of Anne Lauvergeon (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006 (File No. 001-10086)).

4.12	Letter of Appointment of Luc Vandevelde (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2004 (File No. 001-10086)).

4.13	Letter of Appointment of Anthony Watson (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006 (File No. 001-10086)).

4.14	Letter of Appointment of Philip Yea (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006 (File No. 001-10086)).

4.15	Service Agreement of Vittorio Colao (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009 (File No. 001-10086)).

4.16	Letter of Appointment of Alan Jebson (incorporated by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2007 (File No. 001-10086)).

4.17	Letter of Appointment of Nick Land (incorporated by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2007 (File No. 001-10086)).

4.18	Letter of Appointment of Samuel Jonah (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009 (File No. 001-10086)).

4.19	Service Agreement of Stephen Pusey (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009 (File No. 001-10086)).

2

4.20	Letter of Indemnification for Steve Pusey (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010 (File No. 001-10086)).

4.21	Letter of Indemnification for Philip Yea (incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010 (File No. 001-10086)).

4.22	Letter of Indemnification for Luc Vandevelde (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010 (File No. 001-10086)).

4.23	Letter of Appointment of Renee James (incorporated by reference to Exhibit 4.35 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011 (File No. 001-10086)).

4.24	Letter of Appointment of Gerard Kleisterlee (incorporated by reference to Exhibit 4.36 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011 (File No. 001-10086)).

4.25	Letter of Appointment of Omid Kordestani (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2013 (File No. 001-10086)).

4.26	Letter of Appointment of Valerie Gooding (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086)).

4.27	Service Agreement of Nicholas Read (incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086)).

4.28	Letter of Appointment of Sir Crispin Davis (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086)).

4.29	Letter of Appointment of Dame Clara Furse (incorporated by reference to Exhibit 4.33 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086)).

4.30	Letter of indemnification for Nicholas Read (incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2015 (File No. 001-10086)).

4.31	Letter of appointment for Dr Matthias Döpfner (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2015 (File No. 001-10086)).

4.32	Letter of appointment for David Nish.

4.33	Stock Purchase Agreement dated September 2, 2013, by and among Verizon Communications Inc., Vodafone Group Plc and Vodafone 4 Limited (incorporated by reference to Exhibit 4.34 to the

3

Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086)).

4.34

First Amendment to Stock Purchase Agreement dated December 5, 2013 by and among Vodafone Group Plc, Vodafone 4 Limited and Verizon Communications Inc, amending the terms of the Stock Purchase Agreement dated September 2, 2013 (incorporated by reference to Exhibit 4.35 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086)).

4.35

Agreed form of a Contribution and Transfer Agreement by and among the Company, Liberty Global Europe Holding B.V., Liberty Global Plc, Vodafone International Holdings B.V. and Lynx Global Europe II B.V. relating to the contribution and/or transfer of shares in Ziggio Group Holding B.V. and Vodafone Libertel B.V. to Lynx Global Europe II B.V. and the formation of the Netherlands joint venture.

7.	Unaudited Computation of Ratio of Earnings to Fixed Charges for the financial years ended March 31, 2016, 2015, 2014, 2013 and 2012.

8.

List of the Company’s related undertakings (incorporated by reference to Note 33 to the Consolidated Financial Statements included in this Annual Report on Form 20-F for the financial year ended March 31, 2016).

12.	Rule 13a — 14(a) Certifications.

13.	Rule 13a — 14(b) Certifications. These certifications are furnished only and are not filed as part of the Annual Report on Form 20-F for the financial year ended March 31, 2016.

15.1	Consent letter of PricewaterhouseCoopers LLP.

15.2	Consent letter of Deloitte LLP, London.

15.3	Consent letter of Deloitte & Touche LLP, New York.

4

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Registrant)

/s/ R E S Martin
Rosemary E S Martin
Group General Counsel and Company Secretary
Date: June, 10 2016