Form 20-F
period 2017-03-31
VODAFONE GROUP PUBLIC LTD CO
filed 2017-06-09
CIK 839923

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: March 31, 2017

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: . . . . . . . . . . . . . . . . . . .

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

Ordinary Shares of 20 20/21 US cents each	26,622,078,509
7% Cumulative Fixed Rate Shares of £1 each	50,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 13(a) of the Exchange Act. ☐

*The term ‘‘new or revised financial accounting standard’’ refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

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

Connecting everybody to live a better today and build a better tomorrow Vodafone Group Plc Annual Report on Form 20-F 2017

Vodafone Group Plc Annual Report on Form 20-F 2017
Contents
The Strategic Report consists of the Overview, Strategy and Performance sections on pages 1 to 43 of this Annual Report.

An introduction to the report covering who we are, the Chairman’s reflections on the year, a description of our business and an overview of the marketplace in which we operate.

This constitutes the annual report on Form 20-F of Vodafone Group Plc (the ‘Company’) in accordance with the requirements of the US Securities and Exchange Commission (the ‘SEC’) for the year ended 31 March 2017 and is dated 9 June 2017. This document contains certain information set out within the Company’s annual report in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’), adopted by the EU and with those parts of the UK Companies Act 2006 applicable to companies reporting under IFRS, dated 16 May 2017, as updated or supplemented if necessary. The content of the Group’s website (www.vodafone.com) or any other website referenced in this document is not incorporated into this document and should not be considered to form part of this annual report on Form 20-F. We have included any website as an inactive textual reference only.

All amounts marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is an alternative performance measure. See “Alternative performance measures” on page 205 for further details and reconciliations to the respective closest equivalent GAAP measure.

01	Strategic framework
02	Chairman’s statement
03	Our purpose and core programmes
08	At a glance
10	Market overview

A summary of the changing landscape we operate in and how this has shaped our strategy and financial position. Plus a review of our performance against our goals and our approach to running a sustainable business.

12	Chief Executive’s strategic review		24	Our people
16	Chief Financial Officer’s review		26	Sustainable business
18	Our business model		28	Principal risk factors and uncertainties
22	Key performance indicators

Commentary on the Group’s operating performance.
35	Operating results
42	Financial position and resources

An explanation of how we are organised, what the Board has focused on and how it has performed, our diversity practices, how we communicate with our shareholders and how our Directors are rewarded.
44	Chairman’s governance statement		56	Nominations and Governance Committee
46	Leadership structure		57	Audit and Risk Committee
48	Board of Directors		64	Communicating with our shareholders
50	Executive Committee		66	Our US listing requirements
52	Board activities		67	Directors’ remuneration
54	Board evaluation, induction and training		86	Directors’ report

The statutory financial statements of the Group and the Company and associated audit reports.
87	Contents		99	Consolidated financial statements and financial commentary
88	Directors’ statement of responsibility		182	This page is intentionally left blank
90	Risk mitigation
98	Report of independent registered public accounting firm

Find out about our shares, information on our history and development, regulatory matters impacting our business and other statutory financial information.
190	Shareholder information		214	Form 20-F cross reference guide
197	History and development		217	Forward-looking statements
198	Regulation		218	Definition of terms
205	Alternative performance measures		221	Selected financial data

Exhibit 2.6	Exhibit 2.7	Exhibit 4.7	Exhibit 4.30	Exhibit 4.31	Exhibit 4.32
Exhibit 7	Exhibit 8	Exhibit 12	Exhibit 13	Exhibit 15.1

 Our strategic framework Vodafone Group Plc Annual Report on Form 20-F 2017 01 Our purpose Our vision To connect everybody to live a better today and build a better tomorrow A converged communications leader, a Gigabit Vodafone for the Gigabit Society We are building a competitive advantage through our core programmes… We are constantly reinvesting in our core assets to drive growth; see our business model Network Leadership Page 04 Customer eXperience eXcellence (‘CARE’) Page 05 Page 18 Fit for Growth Page 06 People and Culture – The Vodafone Way Page 07 …which underpin our strategic growth engines… Data Best mobile experience Convergence Combining fixed and mobile Enterprise Total communication solutions Page 13 Page 14 Page 15 …and are enacted by our responsible approach to the communities in which we operate. Sustainable business Page 26 Risk management Page 28 Governance Page 44 So that we create value for society and for shareholders

 02 Vodafone Group Plc Annual Report on Form 20-F 2017 Chairman’s statement Creating value for society, delivering results for shareholders Vodafone’s purpose is to connect everybody to live a better today and build a better tomorrow. We believe that by pursuing this goal in a sustainable and responsible way we will create long-term value for society and, as a result, for our shareholders. Good progress in converged communications in Europe Europe remains our single biggest market and investment area and is at the heart of our “Gigabit Vodafone” converged communications strategy. Building on the success of Project Spring we continue to invest in network quality and customer experience, driving subscriber growth across mobile, broadband and TV. We are making good progress in our major markets, Germany, Italy and Spain, while in the UK our priority, for the moment, has to be on getting the basics right again. The completion of our merger in the Netherlands with Ziggo is another big step forward for our convergence strategy. In order to enable an adequate return on the massive investments that will be required to provide Europe with the infrastructure required for a competitive economy in the age of digitalisation, a predictable regulatory framework is required that supports both investment and competition. In this regard we are encouraged by the European Commission’s (‘EC’) revised European Framework Review for Telecoms. In particular, the focus on passive infrastructure remedies and co-building arrangements, which have proven so successful in Spain and Portugal, is encouraging, as is the proposal to extend spectrum licence terms to at least 25 years. As the negotiations on the revised Framework enter a critical phase, we need to ensure that these well-balanced proposals are not diluted – both to avoid future incumbent re-monopolisation risks, and to pave the way for competitive investment in Europe’s future. Driving consolidation in India; strengthening leadership in Africa It has been a turbulent year in India. The launch of free services by a new entrant has disrupted an already hypercompetitive market and clouded the near and medium-term outlook for the industry. As a consequence Vodafone decided to stop the IPO process and instead look for in-market consolidation options. This has resulted in the announced merger proposal between Vodafone India and Idea Cellular, which will create a new, more competitive market player with the scale to invest in India’s digital future, while also capturing substantial synergies. We are very pleased with our progress in Africa where we have further strengthened our leadership positions, both at Vodacom in South Africa and Safaricom in Kenya. Please see Vittorio Colao’s comments on pages 12 to 15 for further insight into our strategy. Our contribution to society is substantial We are convinced that over the long-term the success of our business is closely tied to the success of the communities in which we operate. Consequently, a core part of our strategy and business model is to ensure that Vodafone’s digital networks and services act as a catalyst not only for economic growth, but also for equality and empowerment. Our “sustainable business strategy” section outlines our approach, including our ambition to connect an additional 50 million women living in emerging markets by 2026 (see pages 26 and 27), as well as our commitment to operating responsibly. For example, our report on “Taxation and our total economic contribution to public finances” highlights our total contribution to governments of €15.6 billion in the 2016 financial year. Our charitable activities are also expanding in scope, as the Vodafone Foundation leverages our technology and expertise with funding from external NGOs and other partners to expand its impact. I recommend you take a look at our website for more information on the activities of our Foundation. Improving returns on capital remains a key priority We are confident in our strategic direction, our adjusted EBITDA growth continues to improve and our adjusted EBIT is also now recovering. But we cannot yet be satisfied by the returns that we are achieving on the substantial organic and inorganic investments that the Group has made in recent years. As our CFO Nick Read explains in his introduction to our business model on page 16, the solution to this challenge is threefold: continued profitable revenue growth, with tight cost control; portfolio management to gain sufficient (in-market) scale to earn attractive long-term returns; and a compensation approach which focuses more on adjusted EBIT, i.e., the profits after capital investment costs, and less on adjusted EBITDA, a change which we hope the industry will follow. During the year the Vodafone share price on a total return basis has been broadly stable, underperforming the FTSE 100. This partly reflected a strong recovery by commodity producers and cyclically exposed companies, which accelerated after the US election results, as well as concerns over rising competition in the telecoms sector following new entrants in India and next year in Italy. Overall, the Board remains confident that the Group’s cash generation, and consequently its return on capital, will continue to recover. This confidence is reflected in our unchanged intention to grow the dividend, as exhibited by the 2.0% increase in the dividend to 14.77 eurocents for the year. In concluding, on behalf of the Board I would like to express our appreciation to Nick Land and Phil Yea, who will not seek re-election at our Annual General Meeting in July 2017 after more than ten years of valuable service. I would also like to thank our employees and business partners for their efforts and contribution to Vodafone’s progress, as well as our shareholders for their support and confidence. /s/ Gerard Kleisterlee Gerard Kleisterlee Chairman

 Our purpose Vodafone Group Plc Annual Report on Form 20-F 2017 03 At Vodafone our purpose is to connect everybody to live a better today and build a better tomorrow We do this by investing in the digital infrastructure of the future, delivering a quality service that allows individuals and businesses to connect confidently anywhere and at any time. Our services enhance the quality of peoples’ lives, providing benefits to society as well as financial rewards for our shareholders Ten years of M-Pesa This year we celebrated ten years of M-Pesa, our pioneering mobile money service, which enables people to securely send, receive and store money electronically. M-Pesa empowers tens of millions of people previously excluded from financial services to live a safer, more productive life. Today, 31 million customers in ten countries rely on our service, making us the world’s leading mobile money provider, alleviating financial uncertainty and contributing to achieving the UN Sustainable Development Goals.

 04 Vodafone Group Plc Annual Report on Form 20-F 2017 Our purpose (continued) Network Leadership Our goal is to create a “Gigabit Society” where everyone benefits from ubiquitous and reliable high-speed connectivity Our partnerships and investment in superior cable, fibre and mobile networks allow us to deliver better performance everywhere ENEL – Breaking the gigabit barrier In 2016, we teamed up with ENEL in Italy, a major electricity company, to establish a leading fibre provider, taking Italy one step closer to becoming a “Gigabit Society”. In 2016, only 3% of Italian fixed broadband subscribers were on fibre and in 2015 60% of the population received less than 30 Mbps. Through our partnership with ENEL, called Open Fiber, we will be able to deliver gigabit fibre (1,000 Mbps) to 270 cities reaching at least 9.5 million households by 2022.

 Vodafone Group Plc Annual Report on Form 20-F 2017 05 Customer eXperience eXcellence We deliver a differentiated customer experience through CARE Connectivity that is reliable and secure Always excellent value Rewarding loyalty Easy access to customer support Raising the bar in customer service with 2,100 new roles across the UK We will create 2,100 new customer service roles in the UK to deliver an outstanding level of service and support. This is one of the many steps we are taking following billing migration issues, which caused disruption to our UK customers and commercial operations during the year, but are now resolved.

 06 Vodafone Group Plc Annual Report on Form 20-F 2017 Our purpose (continued) Fit for Growth Using our resources efficiently makes sound environmental and economic sense That is why we are exploring new ways of improving our energy efficiency to reduce our emissions while saving costs Improving the energy efficiency of our networks We ensure that each new generation of equipment is more energy and cost efficient than the equipment it replaces. By incorporating more energy efficient technology, such as free air cooling and solar power solutions whenever we upgrade our networks, we have reduced our own greenhouse gas emissions by 64% per petabyte of data carried by our mobile network since 2015.

 People and Culture – The Vodafone Way Our people are key to our performance We aim to create a diverse and inclusive working environment that reflects our customers and our global footprint ReConnect with your career We want Vodafone to be the best employer for women by 2025. ReConnect is a leading programme designed to attract talented women who have left the workplace for several years and would like to return to work on a full-time or flexible basis. The programme will operate on a global scale across 26 countries with a target of 1,000 ReConnect recruits within three years.

 08 Vodafone Group Plc Annual Report on Form 20-F 2017 At a glance What we offer We offer a broad range of communication services. We believe the future lies in providing a unified experience to our customers combining mobile, fixed and other services, which we are well positioned to deliver. Our wide range of products and services 65% Consumer Mobile We provide a range of mobile services, enabling customers to call, text and access the internet, stream music and watch videos whether at home or travelling abroad. Fixed voice, broadband and TV We have continued to diversify and expand our fixed services 30% Enterprise Total communications We offer mobile, fixed and a suite of converged communication services to support the needs of our enterprise customers, who range from small businesses to large multinational companies. Internet of Things (‘IoT’) including voice, broadband and TV offerings. Financial services and other value added services We provide mobile money services through our M-Pesa offerings and value added services including security and insurance products. 5% Other We rent capacity to mobile virtual network operators (‘MVNOs’). We also offer a variety of our services to operators outside our footprint through our partner market agreements. Split of service revenue IoT connections allow machines and other things to communicate with one another through our network. Our service offerings are diverse, spanning smart metering, automotive applications and health solutions. Cloud & Hosting Our Cloud & Hosting portfolio includes a range of IT solutions for Enterprise customers, spanning co-location, managed hosting and network connected cloud services. Carrier Services We sell capacity on our global submarine network and our terrestrial fibre systems. We also offer international voice, IP transit and secure international lines. Convergence: Seamlessly integrated connectivity and content Customers’ demand for bundles of mobile and fixed services is increasing. These converged offers, which combine mobile, fixed and content services, provide simplicity and better value for customers. They also increase customer loyalty and deliver operational efficiencies. We offer a range of converged offers such as “GigaKombi” in Germany and “Vodafone One” in Spain, integrating fixed, mobile and TV services. We also offer a comprehensive set of converged communications solutions to our enterprise customers. 76% Mobile service revenue 516m Mobile customers1 2016: 493m 24% Fixed service revenue 17.9m Fixed customers1 2016: 13.4 m 13.8m TV customers1 2016: 9.5m Note: 1 Includes India, joint ventures (‘JVs’) and associates. 3.8m Converged customers 2016: 3.1m

 Vodafone Group Plc Annual Report on Form 20-F 2017 09 Where we operate We are one of the world’s largest communication providers, managing our business across two geographic regions – Europe, and Africa, Middle East and Asia-Pacific (‘AMAP’). Operations in 26 countries Europe Albania, Czech Republic1, Germany1, Greece1, Hungary, Ireland1, Italy1, Malta1, Netherlands1 (joint venture), Portugal1, Romania1, Spain1, UK1 AMAP Australia (joint venture), Egypt1, Ghana1, India, Kenya (associate), New Zealand1, Qatar1, Turkey1, Vodacom Group (South Africa, Tanzania, Democratic Republic of Congo, Mozambique, Lesotho)1 We are the number one or two mobile operator in most of our country operations and are a rapidly growing fixed provider. Worldwide service reach 48 partner markets To extend our reach beyond the companies we own, we have 48 partnership agreements with local operators. 73 countries with IP-VPN We are among the top five internet providers and one of the world’s largest operators of submarine cables. 118 countries with 4G roaming coverage Our subsidiaries We provide mobile services in 23 countries and fixed1 services in 16 of these. India will become a joint venture upon completion of the agreed merger. Note: 1 Mobile and fixed broadband markets. Joint ventures and associates We provide services in Australia, the Netherlands and Kenya, taking our total to 26 markets. We also part-own the tower company, Indus Towers, in India. Our leading global 4G roaming footprint serves twice as many destinations as the best local competitor in most of our markets. Groupservicerevenues Our main markets and joint ventures Europe 74% AMAP 23% Mobile Fixed Mobile revenue market Fixed revenue market 4G NGN customers customers share share coverage coverage5 Germany Vodacom €4.4bn (m) (m) (%) (%) (%) (%) €10.0bn UK €6.6bn €43bn Europe Other AMAP4 AP €5.5bn Other Europe3 Germany 30.7 6.3 33.9 20.6 90 65 UK 17.9 0.2 22.6 4.8 96 88 Italy 23.0 2.2 32.3 6.7 97 43 Spain 14.4 3.2 — 20.06 — 93 65 Italy €5.2bn Other Spain €4.5bn €5.8bn Vodacom Group7 46.7 <0.01 50.9 2.7 76 1 India 209 0.0 22.78 0.0 269 0 (includes partner markets and common functions)2 Notes: 3% €1.0bn VodafoneZiggo 5.1 3.2 30.6 39.2 100 94 2 Common functions includes revenue from services provided centrally or offered outside our operating company footprint, including some markets where we have a licensed network operation, for example offering IP-VPN services in Singapore. 3 Other Europe including eliminations. 4 Other AMAP including eliminations. Notes: 5 Fibre or cable networks typically providing high-speed broadband over 30 Mbps. 6 Due to the converged nature of the Spanish market only total communications market shares are reported. 7 Data relates to South Africa. 8 December 2016. 9 Within Vodafone India’s 17 4G circles.

 10 Vodafone Group Plc Annual Report on Form 20-F 2017 Market overview Understanding our challenges and opportunities The fixed and mobile telecommunications market is constantly evolving with increasing demand for faster data speeds, ongoing external regulatory and competitive pressures and changing societal expectations. We operate in a fast-moving market where innovation and scale are key Importance and speed of change in the telecommunications industry Telecommunications is an essential service used by over seven billion mobile customers and 0.9 billion broadband users across the globe. The global mobile industry generates around €1.65 trillion of revenue. 52% of revenue arises from traditional voice calls and messaging services. On average, a customer consumes 203 outgoing minutes per month, which has been largely stable over the last couple of years. The demand for mobile data services to watch videos, browse the internet and use various “apps” has accelerated rapidly, and today 48% of global revenue comes from data, compared to only 22% five years ago. The number of smartphone users continues to grow rapidly. Today 45% of mobile handsets are smartphones, compared to 11% five years ago. This is being driven by rising living standards and population growth, combined with lower airtime and device costs. The fixed telecommunications market includes calls, broadband and TV packages, generating €0.7 trillion of revenue annually. The number of voice-only users continues to decline as customers disconnect their landlines in favour of mobile phones, however, the take-up of broadband and pay TV services offsets this. According to Ovum, fixed broadband will be the fastest-growing market, with revenues increasing at a compound annual rate of 3.1% from 2016 to 2021, ahead of pay TV at 2.5% and mobile at 1.9%. In broadband markets, an increasing proportion of customers are upgrading from copper-based ADSL with speeds up to 24 Mbps to high-speed fibre and cable with speeds up to 1,000 Mbps. We believe that Gigabit networks direct to homes and businesses form the bedrock of modern digital communications infrastructure. €1.65tn Value of the mobile and fixed market in 20161 Why we are well positioned We are one of the largest telecommunications providers in the world with typically a number 1 or 2 position by market share in mobile in each country we operate in and the largest NGN footprint in Europe. Growing demand for data and high-speed networks The telecommunications industry has transformed significantly in the last 30 years. In the 1990s, mobile phones were mostly cable or fibre today. These developments bring significant opportunities to drive further revenue from increased data usage, 69% 4G data traffic of total traffic in 20161 used for calls on 2G networks, and basic but also require investment to keep picture messages could be sent at very low speeds of 50–200 Kbps. Today users can enjoy 4G speeds of up to 800 Mbps for rapid video downloads, with 1 Gbps speeds already up with technology. These developments are collectively leading to substantial growth in data traffic. Between 2011 and 2016 mobile data traffic Global mobile data traffic1 ’000 petabytes (1 petabyte = 1m gigabytes) 600 500 588 demonstrated. This network technology innovation has been accompanied by the growing demand for smartphones, which are now used by 63% of Vodafone’s European customers. increased by an average of 75% p.a. and today 95% of total traffic on mobile networks across the globe is data. 5G, the next major step in mobile technology, is expected to launch commercially by 2020, most likely only in dense 400 300 200 100 132 84 204 288 420 Fixed network development has been equally rapid. In the 1990s most fixed connections were for landline calls, today the greatest use is broadband internet usage. Average download speeds have progressed rapidly from around 8–16 Mbps using copper- based technology in 2007 to 1 Gbps using urban areas in Europe and will enable speeds of up to 1 Gbps combined with extremely quick reaction times. This will support the development of new applications, including in the areas of augmented and virtual reality. 1.2 GB Smartphone average monthly data usage1 2016 2017 2018 2019 2020 2021 Why we are well positioned We have the best data network in 14 out of the 21 countries we operate in and we can market fixed services to the most homes in Europe with next generation fibre or cable with speeds of up to 1 Gbps.

 Vodafone Group Plc Annual Report on Form 20-F 2017 11 We must also manage external pressures and expectations Increasing competition The telecommunications industry is highly competitive, with many alternative providers, giving customers a wide choice of supplier. In each of our countries of operation, there are typically three or four main mobile network operators, such as Vodafone, and several resellers that “wholesale” network services from operators to sell on to their customers. The high level of competitive intensity has resulted in continued downward pressure on the price of services, with the average cost per unit of mobile data falling nearly 40% p. a. over the last three years. 40% Increasing demand for converged solutions Today, consumers are increasingly taking bundles of mobile, landline, broadband and TV services. For the consumer this provides the benefit of simplicity – one provider for multiple services – and better value. For operators this provides higher customer loyalty as well as operational efficiencies. The same motivations apply for businesses, which are increasingly taking advantage of converged services that bring together communications tools that work across all fixed and mobile end points. Fixed households with both fixed and mobile services1% 100 80 60 40 20 In our fixed markets there is usually one national fixed incumbent (typically the former state owned operator), one or two cable and satellite companies and re- sellers that rent network services from the incumbent. In addition, there are an increasing number of over-the-top (‘OTT’) operators that provide internet-based apps for content, messaging and voice services. Our enterprise business also faces competition from OTT and cloud service providers which offer IT infrastructure as a standardised service on a “pay as you go” model. Regulatory burden The telecom industry is heavily regulated. Vodafone’s European businesses are overseen by more than 200 national and regional regulatory authorities covering areas such as spectrum allocation, roaming charges, consumer rights, copyright, data protection, cyber security and the wholesale fees that operators charge each other. While these policies are designed to protect consumers, for example by championing ever-lower retail prices, they have historically failed to adequately address the need to encourage operator investment in the latest technologies. 9% of our European revenue is subject to regulated roaming and mobile termination rates2 Average reduction in the price per GB of data over the last three years2 Why we are well positioned Our substantial investments continue to provide superior network and customer service levels, supported by a very wide range of mobile and fixed products and an unrivalled global reach, to deliver a leading customer experience across the majority of our markets. In June 2017, European regulators will abolish mobile retail roaming charges, enabling customers to use their phones abroad at the same price as they do at home. Why we are well positioned We have launched roaming inclusive plans across all our EU markets well in advance of regulation and already have a significant portion of our customers that do not pay extra for EU roaming. Vodafone typically offers twice the number of 4G roaming destinations to its customers than any other operator. 2012 2013 2014 2015 2016 2017 2018 2019 2020 Germany Italy Netherlands Changing customer and societal expectations Portugal Spain UK Why we are well positioned As Europe’s largest broadband company, we are ready for the growing demand for converged services. Our high-speed data networks in Europe can reach 315 million people with 4G mobile and 96 million households with fixed broadband. Notes: 1 The industry data on pages 10 and 11, unless stated, is from the following sources: Analysys Mason, Cisco, Ericsson and GSMA. 2 Source: Vodafone data. Today, communication networks underpin every aspect of society, enabling citizens to increase their knowledge while providing access to services that can improve health and wellbeing, enhance skills and increase prosperity. In this context, companies need to ensure they operate responsibly as they strive to deliver their objectives. There are areas within the telecommunications industry that are a source of public concern – 31m people use our mobile money services, which are available in ten markets2. such as privacy, tax and digital human rights – areas that our ongoing corporate transparency programmes address directly. Why we are well positioned As one of the world’s largest communications companies, we are proud of the role that we play in bringing social benefit to more than half a billion mobile customers across 26 countries. Page 26 of this report shows how we are successfully aligning our business objectives with a clear social purpose to create value and meet customer expectations.

 12 Vodafone Group Plc Annual Report on Form 20-F 2017 Chief Executive’s strategic review Building a converged communications leader Our focus on delivering an excellent customer experience has delivered further improvements in our overall commercial and financial performance during the year. Review of the year Vodafone’s transformation into a leading converged operator in our developed markets made further progress this year, while long- lasting tailwinds from rising smartphone penetration and data services adoption drove growth in our emerging markets. This was supported by our strategic differentiators – Network Leadership, Customer eXperience eXcellence, and outstanding people – together with improved cost efficiency. Overall, I am pleased to report that the Group’s commercial and financial performance has further improved, although on a reported basis this was masked by currency headwinds. Network Leadership: building a “Gigabit Vodafone” After the large investments made during Project Spring, this year our capital spending, measured as a percentage of our revenues, returned to a sustainable “mid-teens” level. Even so, we continued to record improved mobile network performance relative to smaller competitors in almost all of our markets. This performance gap is critical, as by providing a differentiated experience to our customers we can justify a price premium relative to discounters. We now have the leading or co-leading data network in 14 out of the 21 markets in which independent tests are available, and all 21 for voice. We aim to improve our customers’ experience even further with the introduction of “Gigabit LTE” – also sometimes described as “4G+” – in the coming years. In addition, we will upgrade our cable and fibre next-generation networks (which now pass 36 million homes, including the VodafoneZiggo JV in the Netherlands) to provide gigabit speeds, differentiating our services from those provided by copper-based incumbents. Customer eXperience eXcellence: our formula for differentiation Providing an outstanding customer experience is critical if we are to capitalise fully on our network advantage. We aim to ensure that all of our customers experience reliable Connectivity, Always enjoy excellent value, are Rewarded for their loyalty, and receive Easy access to support when they need it. This ‘CARE’ formula, systematically introduced since 2015 across all of our operations, is designed to provide our customers with an excellent experience that is unique to Vodafone. We measure our progress regularly, using the Net Promoter Score (‘NPS’) methodology. I am very pleased that we have further extended our advantage during the past year. We are now the leader or co-leader in 19 out of 21 markets, with an average NPS “gap” to the third placed player of 17 points. A year ago, we were a leader or co-leader in just 13 markets, with a gap of 14 points. In the UK, this is not yet the case; we have recovered a leadership position in terms of network performance and have significantly reduced customer complaints, but we still lag the competition in our overall customer perception. We are confident that our recovery ‘CARE’ plan will improve the situation in the UK as well. Vodafone-Idea: a new champion of Digital India The entrance of a new operator in India offering 4G services for free has created industry turbulence, leading us to take an impairment charge of €3.7 billion net of tax. We have moved strategically to face the new context by proposing to merge Vodafone India with Idea Cellular, the number 3 operator in India, which will create a new market leader with the scale to invest in India’s digital future, while also capturing an estimated US$10 billion NPV in synergies. We will jointly control the new combined company in partnership with Idea’s founding shareholder, the Aditya Birla Group, a leading Indian-based international conglomerate. We will own 45.1%, the Adityla Birla Group 26.0% and Idea’s current minority shareholders will own the remaining 28.9%. We have agreed a mechanism with the Aditya Birla Group to equalise our shareholdings over time. The transaction is subject to regulatory approvals and is expected to complete during calendar year 2018. The new company will maintain Idea’s listing on the BSE/NSE exchanges in India, providing a public market valuation for this important asset. Improved commercial and financial results Overall, the investments made both during and after Project Spring are paying off, and I am pleased to report another year of improved commercial performance and increased organic revenue and adjusted EBITDA growth for the Group’s operations in Europe, Africa and the Middle East. We remain Europe’s fastest growing broadband operator, with 1.2 million broadband net additions during the year, a healthy 1.1 million increase in contract mobile customers, and a 0.7 million increase in our converged (fixed plus mobile) customer base. An improved overall customer experience allowed us to introduce “more-for- more” propositions, in which customers received greater value for a higher monthly payment. As a result, consumer contract ARPU stabilised after many years of decline. This good performance was reflected in European service revenue growth of 0.6%* vs. -0.6%* last year. All major markets grew during the year, except the UK. In AMAP, we enjoyed another year of strong growth in customers, usage and local currency revenues (up 7.7%* in organic terms vs. 8.0%* last year). A stronger overall organic service revenue performance translated into even faster organic adjusted EBITDA growth (up 5.8%* vs. 2.3%* last year) thanks to good progress on cost efficiency, which Nick Read describes on page 16. None of these achievements would have been possible without the talent and dedication of our people, supported by the values of speed, simplicity and trust which we call “The Vodafone Way”. /s/ Vittorio Colao Vittorio Colao Chief Executive

 Vodafone Group Plc Annual Report on Form 20-F 2017 13 Data Providing the best mobile data experience Context – Smartphone penetration is growing rapidly, leading to increasing demand for mobile data. 63% of our customers have a smartphone in Europe, compared to 59% last year – Data usage is increasingly driven by the demand for high-definition video, which requires fast download speeds for a great user experience. Data traffic increased 65% during the year – Users want to use data without worrying about unexpected costs whether using their mobiles at home or abroad What we’re aiming for – We’re encouraging more data usage with our more-for-more initiatives that provide extra data-related benefits for a small increment to the monthly fee “More-for-more” initiatives to drive usage and revenue Over the course of last year we introduced a series of more-for-more offers, which typically offer more data in return for a higher monthly fee. As an example, in Germany, we recently launched new plans offering more data and a data rollover facility, providing customers with the ability to carry over their unused data allowance from the prior month. In Vodacom, our innovative “micro-bundling” strategy allows customers to purchase data in affordable hourly, daily or weekly bundles. These offers typically mean customers generate a lower revenue per – We want our customers to have the best data experience, so we now provide data download speeds of at least 3 Mbps – unit of data, but stabilise or increase average revenue per user. the requirement for high-definition video – for 92% of data sessions in Europe – We are encouraging our customers to move to 4G, which provides data speeds up to 10x faster than 3G and lower latency (quick reaction time) for a better user experience. We now have 75 million 4G customers, up from 47 million a year ago – We want our customers to use data wherever they want, so our 4G roaming network now reaches 118 countries – We are preparing for 5G in the longer term by building more fibre connections to carry more data Group data traffic growth in 2017 We aim to provide a leading mobile data experience in all of our markets, in order to capitalise on the huge demand for mobile internet connectivity from both consumer and enterprise customers, and to differentiate our service from lower quality discount providers. During the financial year, demand for data continued to grow very strongly, with over 2,700 petabytes of data carried across our mobile networks (including India, JVs and associates). This was an absolute increase in traffic this year of 995 petabytes, which was greater than the total traffic carried on the network last year. Growth was driven by continued adoption of 4G, with 28 million customers added during the year bringing the total base to 75 million at the end of March. This represented 33% of our active data users. With bigger touchscreens and faster speeds, the customer experience improves significantly (particularly for video). As a result, 4G smartphones typically drive a two to three times increase in data usage compared to 3G. In developing markets, which typically lack extensive fixed infrastructure, demand for internet access via mobile is a long-lasting driver of data consumption and revenue growth. Data users continued to grow during the year, by nine million to 153 million (including India), although the launch of free services by Reliance Jio in India dragged on our data customer growth during the second half. Consequently, the largest driver of data growth was increased usage levels by data customers. As in developed markets, new technologies drive higher usage: on average, a 2G customer uses 0.2 GB per month; a 3G customer 0.9 GB; and a 4G customer 1.7 GB. During the coming financial year we will begin trials of “Gigabit LTE”/4G+ services, which will deliver further significant gains in data speeds along with lower latency (quick reaction time). As the new technology will be based on the broad and deep 4G network built during Project Spring, the incremental cost to achieve these gains is expected to be relatively % Bigger bundle sizes also contributed to modest. We are preparing for 5G by building Europe AMAP Group 57 usage growth, as we successfully introduced 78 “more-for-more” propositions (typically offering our customers larger data allowances 65 for a higher monthly payment) across most fibre connections to over 95% of urban sites in Europe. Additional 5G radio investments will only be made once the technology is mature and the business case is robust. Figures exclude India and the Netherlands. of our markets during the year. The success of these initiatives was a key driver of our 224m improved revenue growth momentum compared to the prior year. of our customers use data (including India, JVs and associates), 43% of the total base

 14 Vodafone Group Plc Annual Report on Form 20-F 2017 Chief Executive’s strategic review (continued) Convergence Combining fixed and mobile Context – Customers increasingly want to use converged services – i.e. bundle fixed and mobile services together under a single contract – to easily share content between their mobile phone, tablet, laptop or TV – Access to TV programmes bundled with fixed broadband is an increasingly important driver of demand for converged services – The growing demand for converged services drives data usage, which in turn requires the combination of mobile and fibre infrastructure What we’re aiming for Vodafone Spain – leading our transition to converged services To date, the fastest take up of converged services – bundles of fixed, mobile or TV – has been in Spain. During the year, we added nearly 250,000 new converged customers taking us to 2.3 million in total. We have made two important steps to drive demand – We expect fixed revenue to grow as a percentage of our revenues, driven by convergence, which should also lead to higher customer loyalty and lower churn during the year. First, we added to the existing extensive range of TV content including football, Netflix, and over 120 TV channels, including launching HBO Spain. Second, we further expanded the number of homes passed with high-speed fibre to nearly 19 million, representing 65% of households, by both deploying more fibre and by securing new wholesale arrangements. – We aim to increase our revenue market share profitably in fixed communications – We seek to roll out more high-speed broadband services by deploying more fibre and working with strategic partners. We already reach 96 million households in Europe, up from 72 million last year – We’re aiming to expand our TV services, to complement the take up of broadband. We already have TV services in eight markets (including VodafoneZiggo) Spain – lowering churn through convergence % of customers that leave us based on the number of products (mobile, landline, broadband and TV) they buy In developed markets, the trend towards convergence – the bundling of fixed and mobile services within a single contract – continues to accelerate, aided by commercial offers which typically provide either extra value, a financial discount or sometimes both of these incentives to customers who buy multiple products. Overall, we view this trend as a substantial growth opportunity for Vodafone. We are an established leader in mobile and our recent investments have positioned us as the leading challenger in fixed, with scope to gain significant profitable revenue market share by cross-selling fixed products to our mobile base. Additionally, churn rates for customers buying multiple products are substantially lower – so our success in winning fixed relationships is also expected to make our mobile base both more secure and more profitable over time. Our fixed network footprint continues to expand, and we are now able to reach over 96 million NGN homes in Europe, giving us the largest marketable reach of any operator. 36 million of these homes are connected by our own cable or fibre networks Our progress this past year has been strong: we remained Europe’s fastest growing broadband company, winning 1.2 million new customers. Our total broadband customer base, including VodafoneZiggo, is now 17.9 million, of which 16.6 million are in Europe. Four million of these customers are fully converged, with a further two million taking both a fixed and mobile service from Vodafone, but not yet benefiting from a single bill and/or a cross-product discount. We are highly focused on converting these customers onto fully converged bundles. Additionally, in the Netherlands, just 25% of Ziggo’s fixed customers take a Vodafone mobile product – a significant cross-selling opportunity for the new joint venture. Succeeding in convergence also means providing a best-in-class TV experience. This past year we launched “Vodafone TV”and “Giga TV”, which are best-in-class TV platforms. We also started our journey towards consolidating our TV platforms, capturing scale efficiencies. Including VodafoneZiggo, we now have 14 million TV customers, of which eight million pay for advanced digital services. Mobile only Three products 13 Four products 6 24% 27 (including VodafoneZiggo in the Netherlands). The remaining homes are mostly reached through wholesale relationships with the local incumbent operator. We plan to upgrade our own networks to deliver gigabit speeds over the coming years, which will further extend the competitive advantage we enjoy compared to slower copper-based incumbents. We aim to distribute premium content to these customers, but where possible we prefer to avoid exclusive content deals as these tend to drive up costs for the industry with no lasting competitive benefit. of our service revenue comes from fixed services

 Vodafone Group Plc Annual Report on Form 20-F 2017 15 Enterprise Leading in total communications Context – Seamlessly integrated connectivity has become a central part of running a business today – Businesses are seeking secure and reliable mobile and fixed solutions to support efficient and effective operations – The lines between mobile, fixed and IT are blurring driving new business opportunities, but also a more competitive market environment What we’re aiming for – We are building a comprehensive total communications portfolio, rooted in our core strength in mobility – We want to maintain our strong mobile market share in enterprise, which has been earned from our trusted brand, global footprint and service quality – We aim to increase our market share Providing network connected, global cloud services Enterprise customers are moving data and applications to the cloud to become smarter and more agile, reduce costs and optimise performance. By combining our strengths in fixed connectivity with our Cloud & Hosting portfolio, we are well placed to meet this demand and can provide simple, secure IT solutions. During the year, we have expanded our geographic presence and our cloud services are now live in seven markets across Europe, Africa, Asia and the USA. Combined with our network of partner facilities, we can serve businesses on a global scale and offer a consistent cloud experience across 28 countries. During the year, revenue from Cloud & Hosting services grew 15%. in fixed enterprise services, capitalising on our Project Spring investments – Our strategy is focused around three market segments – small and medium sized enterprises, large and multinational corporates, and carrier services – We intend to continue to invest in the growth areas of converged communications, Cloud & Hosting, Internet of Things, security and fixed connectivity Enterprise service revenue growth* % Enterprise remains a key driver of our business, representing approximately 30% of revenues. During the year our enterprise revenues continued to grow, in contrast to leading European peers who experienced a decline in their business. This outperformance reflects four important differences in our business composition and strategy compared to a “typical” incumbent operator position. First, we operate in more international markets than all of our traditional telecom rivals, and as a result we have a cost advantage compared to nationally based competitors who are forced to wholesale at a higher cost in order to provide services outside their home market to multinational clients. This advantage in terms of our global reach is reflected in the strong performance of Vodafone Global Enterprise, which grew 3.0%* in the year. Second, the trend towards convergence represents an important opportunity for profitable revenue market share gains in fixed services for enterprise, where our market share is only around 7%. We have now built a global IP-VPN footprint which is on par with Third, we remain the market leader in the fast- growing Internet of Things (‘IoT’) segment, which holds huge future potential, with 54 million devices connected on our IoT platform. In particular, our performance in the automotive segment remains strong, with BMW, Porsche and many others relying on our IoT solutions. We launched narrowband IoT in Spain, and have trials running in several countries. With seven times the coverage reach of existing GSM-based services and very low power consumption (devices could last up to ten years with a single AAA battery), this technology is likely to catalyse a new wave of innovation and industry growth. Finally, the composition of our revenues is different from many of our rivals. We have very limited exposure to declining fixed voice calling, or segments such as the UK public-sector which have been under pressure from government spending cuts; conversely, we enjoy strong growth in our emerging markets operations, for example with Vodacom achieving 12% enterprise growth during the year. It is also important to recognise that there are challenges ahead. Our core European mobile 2015 2016 2017 Note: 0.01 1.7 2.3 the largest global competitors, reaching 272 Points of Presence in 73 countries. In addition, we are developing a range of adjacent services such as Cloud & Hosting and security solutions, to further increase our share revenues remain under pressure as a result of intense competition, so it is important that we diversify into fixed and related services. In addition, we have a number of legacy fixed contracts inherited from the Cable & Wireless acquisition 1 As reported in 2015 including Vodafone India. 30% of our service revenue is from enterprise customers of customers’ spending. Our early success is reflected in growth of 4.4% in non-mobile revenues during the year, which in total now account for 29% of our total enterprise sales. that are not sufficiently profitable, reflecting a large number of costly legacy networks and associated products. These networks are being phased out, and customers migrated to modernised solutions, over the coming years.

 16 Vodafone Group Plc Annual Report on Form 20-F 2017 Chief Financial Officer’s review A focus on returns The Group is performing strongly, supported by leading network quality and growing customer advocacy. We continue to deliver good cost efficiency, supporting the Group’s improving free cash flow profile and underpinning our dividend. Our business model: leading scale that enables constant reinvestment in our core assets to drive growth Customers Revenue Our business model Vodafone has invested €71 billion over the past four years (including India) in order to strengthen the quality of our assets and enhance our customers’ experience. This commitment to invest lies at the heart of our strategy, as it enables a differentiated customer experience, supporting our leading market share and premium price position. Scale is also critical, as only a leading or co- leading market position – combined with Fit for Growth: a second phase of savings identified Fit for Growth is a comprehensive cost efficiency programme designed to drive operating leverage and margin expansion without impacting the customer experience. During the year, we have continued to make good progress, delivering an absolute reduction in our cost base on an organic basis. This is despite the significant underlying cost Assets #1 or 2 scale, delivering value to society and shareholder returns Reinvestment Cash flow highly efficient operations and talented people – provides us with sufficient cash generation to continue to invest, while also earning the necessary return for our shareholders. This virtuous cycle – in which investment drives a differentiated customer experience, supporting leading scale, which enables ongoing re-investment – is the key to our inflation created by Project Spring and continued strong growth in fixed and mobile customers during the year. Areas of significant cost saving included procurement, shared service centres, improved sales channel efficiency and standardised network design. This cost focus is reflected in our improved margin performance, with 15 markets out of 22 growing adjusted Our business plan: leading scale and sustained investments to provide high-quality services and attract customers, which in turn provides the funds for reinvestment and attractive shareholder returns. For more information: Pages 18 and 19 business model (see pages 18 and 19). I am confident that the investments we have made have repositioned Vodafone for future profitable growth. However, our returns on capital are below our cost of capital in several important markets, as is evident from our modest adjusted EBIT margin of 8.3%. Consequently, I remain focused on three key activities in order to drive our returns on capital higher in the years ahead. EBITDA faster than service revenue, driving a 1.2* percentage point improvement in organic Group adjusted EBITDA margin. Phase two of the Fit for Growth programme has now been developed and new internal three-year margin tar gets have been set across the Group. These imply another reduction in absolute operating costs on an organic basis during the coming financial year. Substantial investments over the last four years (including India) Capital expenditure 290,000 new and upgraded base station sites to improve coverage and quality M&A KDG,Ono,VodafoneZiggoJV, HellasOnline,Cobra acquired leading fixed and IoT companies to become a fully converged operator Spectrum and licences1 17 markets have 800/700 spectrum for 4G (vs. 4 in 2013) Note: €40bn €18bn €13bn Total €71bn 1 Renewals and acquisitions.

 Vodafone Group Plc Annual Report on Form 20-F 2017 17 Future opportunities include the modernisation of our legacy IT infrastructure with scalable, low-cost cloud-based solutions and greater use of digital technologies to reduce the cost of customer interactions. Portfolio management: India and the Netherlands in focus We continue to actively manage our portfolio of operating companies. We must either achieve leading or co-leading scale in a market, or find a path over time to divest the asset. This approach is critical to ensure that we are allocating our capital investment towards higher return opportunities. This year, we completed our joint venture with Liberty Global on 31 December. VodafoneZiggo has convergence co-leadership along with the incumbent and is thus in an ideal position to compete, while capturing synergies with a net present value of €3.5 billion. Currently the mobile market in the Netherlands is highly competitive, weighing on our growth. However, given future cost synergies and the opportunities for cross-selling, we remain confident in the mid- term outlook and expect to receive our share of at least €500 million in cash returns from the JV during calendar year 2017. In addition, as Vittorio has outlined, at the end of March we announced our intention to merge our Indian business with Idea Cellular in India, creating a new market leader with synergies worth approximately US$10 billion. Under IFRS rules India is technically treated as a discontinued operation for 2017 and prior financial years. From an operational perspective, the Group remains highly focused on the management of the business and committed to its continued success, both prior to the completion of the merger and thereafter. Given India currently generates minimal free cash flow for the Group, and has historically required large spectrum investments, the merger also improves our dividend coverage. The merger is subject to regulatory approvals and is expected to complete during calendar 2018. Compensation: a focus on adjusted EBIT We are changing our compensation structure to align incentives more closely with adjusted EBIT. Adjusted EBITDA is an important measure of our performance, however it does not capture the cost of our capital investments. This change will help to ensure that the company remains highly focused on capital efficiency moving forwards. Performance against 2017 financial year guidance Based on guidance foreign exchange rates, adjusted EBITDA for the 2017 financial year grew organically by 3.4%* to €15.8* billion, consistent with the 3% to 6% organic growth (implying €15.7 to €16.1 billion) guidance range set in November 2016 (including India). On the same basis our free cash flow was €4.3 billion, consistent with our free cash flow guidance of at least €4.0 billion. Our results are analysed on pages 35 to 41 in more detail. For more information: Pages 35 to 43 Looking ahead We expect adjusted EBITDA to grow organically by 4% to 8%; this implies a range of €14.0 to €14.5 billion at guidance exchange rates. This range excludes Vodafone India, but includes the benefit of shareholder recharges received by the Group from VodafoneZiggo and from Vodafone India, as well as an anticipated benefit from the introduction of handset financing in the UK. Note that shareholder recharges are excluded from our calculation of organic growth. Excluding Vodafone India, we expect free cash flow of around €5.0 billion, before the impact of M&A, spectrum payments and restructuring costs. The Board intends to grow dividends per share annually. Dividends will be declared in euros and paid in euros, pounds sterling and US dollars. The foreign exchange rate at which future dividends declared in euros will be converted into pounds sterling and US dollars will be calculated based on the average exchange rate over the five business days during the week prior to the payment of the dividend. /s/ Nick Read Nick Read Chief Financial Officer 15 out of 22 countries growing adjusted EBITDA faster than service revenue (2012–2015: 6 countries) Adjusted EBITDA margin1% 2015 2016 2017 Note: 28.3 28.4 29.7 1 2017 includes nine months of Vodafone Netherlands results. With effect from 1 April 2016, the Group’s presentation currency was changed from pounds sterling to the euro to better align with the geographic split of the Group’s operations. Creating a market leader in India On 20 March 2017, we announced our agreement to combine the operations of Vodafone India and Idea Cellular. The new company will be jointly controlled and will become the market leader in India, with almost 400 million customers and 41% revenue market share. It will have the scale to meet customers’ rapidly accelerating demand for data consumption with a long-term vision and commitment to bring world-class 4G networks to villages, towns and cities across India. This is also an opportunity to create value for shareholders based on delivering synergies with a net present value of US$10 billion, including potential regulatory dis-synergies.

 18 Vodafone Group Plc Annual Report on Form 20-F 2017 Our business model Delivering value for society and returns to our shareholders We deliver long-term benefits to society by providing access to digital services. Our scale enables us to invest in superior gigabit infrastructure while delivering an excellent customer experience that drives revenues and cash-flow generation – allowing us to reinvest and provide attractive shareholder returns. A virtuous business cycle. Customers Assets #1 or 2 scale, delivering value to society and shareholder returns Revenue Assets To maximise our returns and ensure we run a sustainable business we must effectively manage our key resources and relationships. This means sustaining investment at a sufficient level to maintain the quality of our assets and ensure we retain our leading scale. Network Products & services Reinvestment Cash flow Brand To provide mobile services we primarily acquire spectrum licences in each of our markets through government run auctions, which we combine with our global network of base station sites to transmit mobile signals. To provide fixed services we use a combination of our cable and fibre assets, and wholesale agreements with other operators. IT infrastructure Our big data/data analytics capabilities; and IT resources include our 65 data centres, which hold information such as customers’ details and usage; our customer relationship management systems and billing services; big data capability and our online customer service tools. Maximised through our core programmes: Network Leadership Note: 1 Source: Brand Finance, 2017. We provide mobile services for calls, texts, data and roaming; fixed products for internet access, data networks, calls and TV; IoT to connect machines to the Internet; Cloud & Hosting for storing data and applications in the Cloud; and carrier services for other businesses to transmit information across the globe. Customer relationships Our distribution channels include around 7,000 own-branded and franchised stores, online sales and telesales presence for individual customers. Enterprise customers are also served by our direct sales team of 5,650 people, a network of 5,000 indirect partners and our telesales personnel. Our digital service channels also include live webchat capability, “My Vodafone” app and artificial intelligence chatbots. Maximised through our core programmes: Customer eXperience eXcellence Vodafone is one of the most recognised and valuable telecoms brands in the world, with an attributed worth of US$22 billion1, which helps us to retain and attract customers. People Diversity matters to us. We employ 108,271 people representing 136 nationalities. The 195 members of our senior leadership team comprise 21 nationalities. Maximised through our core programmes: People and Culture Financial resources Over the last three years we have generated strong free cash flow and our pro-forma ratio of net debt to adjusted EBITDA at 2.2 times is below the industry average. Maximised through our core programmes: Fit for Growth

 Vodafone Group Plc Annual Report on Form 20-F 2017 19 Revenue 90% of our revenue is service revenue from customers and wholesale partners for providing mobile and fixed connectivity. Most of this is from mobile services, but fixed services are becoming increasingly important due to our investments in fibre and cable networks and strong growth in broadband customers. Services are charged either on a contract basis, typically for a fixed one to two year term, or on a prepaid (‘pay-as-you-go’) basis. Contract customers may also receive a mobile handset and the repayment for the handset is included in the monthly fee. The remainder of our revenue comprises non-service revenue for a variety of items such as sales of handsets and accessories. 24% Share of service revenue from fixed services (2016: 23%) Reinvestment Over the last four years we have invested €71 billion into the business. This comprises €40 billion to modernise our mobile and IT networks and deploy fixed fibre networks in Europe (including Project Spring); €13 billion to secure spectrum for 4G services, and €18 billion on acquisitions – including cable companies in Germany and Spain. €71bn Customers We serve a wide range of customers including 516 million mobile customers, 18 million broadband users and 14 million TV customers. In addition our networks provide 54 million IoT connections for services such as smart meters or internet in the car. As a global company we reach many countries. 23% of our mobile customers are from Europe and the remainder are from emerging markets such as India and Africa. We serve a variety of enterprise customers including 1,900 multinational corporates, 90,000 public sector and national companies, and nine million small and medium sized enterprises. Among our fixed broadband customers, 11 million (including VodafoneZiggo) take high-speed fibre providing download speeds up to one giga bit per second. 516m Total mobile customers (incl. India, JVs and associates) (2016: 493m) Free cash flow We have a strong track record of converting revenues into free cash flows – with some €6.7 billion generated over the last three years – despite the increased investment in Project Spring. This reflects the benefits of our local and global scale, which creates significant efficiencies, supported by our increased efforts to reduce costs. €6.7bn Delivering value to society and shareholder returns Our products and services play a central role in the daily lives of more than half a billion people globally. Our three global transformation goals – described in our sustainable business strategy on page 26 – aim to deliver meaningful socio-economic benefit for our customers and wider society and will be achieved by means of our core long- term business objectives. Our commitment to enhancing lives and livelihoods – together with our longstanding commitment to operating responsibly – is key to creating a sustainable business and is therefore integral to our duty to maximise returns to our shareholders. The ongoing cash generated from operations allows us to sustain generous shareholder returns while also investing in the future prosperity of the business. Our shareholders regard the dividend as an important element of that return and that is why we have increased the dividend per share every year for more than 17 years. In the 2016 calendar year Vodafone was the 5th largest dividend payer in the FTSE 100. €3.7bn Reinvested in the last four years, including India More on our investment focus in the CFO section: Page 16 Free cash flows generated in the last three years, including India Dividends to shareholders (2016: €4.1bn) Dividends in sterling (2017: £3.1bn, 2016: £3.0bn) 1.9 Tonnes of greenhouse gas emissions saved per tonne generated (2016: 1.7)

 20 Vodafone Group Plc Annual Report on Form 20-F 2017 Our business model (continued) How we are building competitive advantage through our core programmes We aim to outpace our competitors by using our unique skills and assets to provide a world-class communications service. Network Leadership Investing in our infrastructure Over the year we invested €7.7 billion in network and IT infrastructure, which has enabled us to further expand our reliability, data speeds, coverage and customer service. According to independent tests conducted by agencies in 21 markets (including India), we are either first or second in terms of data network quality in 14 markets. 92% of our customers’ data usage in Europe is at speeds sufficient to watch high definition video and our dropped call rate of just 0.37% in Europe means we provide a reliable voice connection. Our high speed fixed broadband networks, including VodafoneZiggo, reach 36 million households with our own cable or fibre and a further 60 million through wholesale deals, enabling us to reach 59% of the European population. 92% Customer eXperience eXcellence (‘CXX’) Improving customer experience We are building on our Network Leadership to deliver an outstanding and differentiated user experience through our Customer eXperience eXcellence programme – our core marketing strategy for brand and service differentiation. This comprises four key areas, which we summarise by the acronym CARE. – Connectivity that is reliable and secure – Always excellent value to ensure we remain competitive – Reward loyalty to incentivise long-term customer relationships, and – Easy access to customer service contacts. A key CXX performance measure is the Net Promoter score (‘NPS’). The average NPS gap to the third placed operator reached 17 percentage points, representing a three point improvement year-on-year. 4G coverage in Europe (2016: 87%) 96m Homes reached with next generation fibre or cable in Europe (including VodafoneZiggo) (2016: 72m) The best network We have the best or co-best mobile data networks in 14 out of 21 markets as measured by independent assessors. 18 Markets have tailored reward programmes (2016: 11) 16.2% Consumer contract churn (2016: 17.1%) The best customer experience We have the best or co-best consumer net promoter score ranking in 19 out of 21 markets.

 Fit for Growth People and Culture Managing our financial resources Fit for Growth is a comprehensive cost efficiency programme to generate the funds to sustain future growth. This is based on external benchmarking analysis to determine the cost saving opportunity within each local market, as well as Group programmes where our global scale can provide a competitive advantage. During the year, we continued to make significant cost savings in several areas. These included centralising procurement, utilising shared services, investment in direct sales channels so new customers reach us via branded rather than more expensive third party channels, standardisation of network and IT platforms and zero based budgeting initiatives. These savings have supported the 1.2 percentage point improvement in organic Group adjusted EBITDA margin during the year. 55% My Vodafone App penetration (2016: 36%) 77% of procurement centralised, which provides efficiencies due to our scale (2016: 74%) Investment in online and digital channels has led to a 9% reduction in mobile customers calling our customer service centres over the last two years. Being a great place to work Our people are behind every aspect of our strategy, so it is important that we attract, develop and retain exceptional people. We also want our employees to act in The Vodafone Way – by operating with speed, simplicity and trust1. Therefore, we have initiated three people programmes. First, initiatives focused on female employees to support our goal of building a diverse and inclusive organisation. These include our global maternity policy, introducing a global minimum maternity standard and our ReConnect initiative to bring women back into the workforce after a career break. Second, our enhanced CARE training initiative to ensure front line employees act with empathy for our customers and take ownership to solve their problems. To date 43,000 employees and third parties have completed the training. Third, incorporating digital technology to improve our hiring process, career development tools and the workplace experience. 1 Learn more about The Vodafone Way on page 24. 81 Employee engagement index (including India) (2016: 79) 26% of the senior leadership team are women (including India) (2016: 24%) Developing our people 81% of employees feel that they can learn the skills and knowledge to do their jobs well.

 22 Vodafone Group Plc Annual Report on Form 20-F 2017 Key performance indicators Monitoring progress and performance We measure our success by tracking key performance indicators that reflect our strategic programmes and growth drivers. This allows the business and major stakeholders to analyse and judge our performance. Changes to KPIs this year We have updated our KPIs to measure more accurately the impact of our core programmes on our strategic, operational and financial performance. To reflect our efficiency ambitions as part of the Fit for Growth programme we have added our goal to achieve higher organic adjusted EBITDA growth compared to service revenue growth. We have removed European average smartphone data usage as a separate KPI, as its impact is captured by the growth in 4G customers, which we view as an important driver fuelling overall data Core programmes Network Leadership 4G Europe coverage1 % Ubiquitous 4G coverage across Europe was one of our main Project Spring objectives, providing customers with a better experience to stimulate data usage and improve monetisation opportunities. We achieved our goal of over 90% coverage across Europe, reaching 92%, including VodafoneZiggo, this year. Achieved Customer eXperience eXcellence Consumer mobile net promoter score1,2 Number of markets with NPS leadership or co-leadership, out of 21 markets We use NPS to measure the extent to which our customers would recommend us to friends and family. Our goal is to be NPS leader in all our markets. We continued to make good progress this year, but further improvements are needed, particularly in the UK. More work to do usage. We have also removed our employee engagement KPI as our performance is now comparable to our peers. New KPIs – Adjusted EBITDA growth > service revenue growth 2015 2016 2017 Fit for Growth 72 2015 11 87 2016 13 92 2017 19 People and Culture K PIs removed – Employee engagement – European average smartphone data usage Grow adjusted EBITDA faster than service revenue, improving margins out of 22 markets Diversity: Women in senior management (including the senior leadership team)1,2 % We established multi-year margin improvement tar gets for all markets and aim to grow organic adjusted EBITDA faster than service revenue. Our tar get is to achieve this in all 22 of our controlled operations (excluding India, JVs and associates). Diversity increases the range and breadth of skills in our business and increased female representation across our senior management is one measure of this. We aim to increase this proportion every year. We made further progress this year. More work to do Achieved Notes: 1 Includes Netherlands. 2 Includes India. 2015 2016 2017 10 2015 23 13 2016 24 15 2017 25 Financial performance This has been a solid year of execution for the Group delivering commercial momentum with sustained underlying ,growth. With the recovery of European revenues and the continued strong growth in our African and Middle East operations, we met our financial guidance and increased our dividend per share Organic service revenue growth % Growth in revenue demonstrates our ability to increase our customer base with stable or rising ARPU. Our goal is to continue to grow our service revenue. We met this goal again this year. Achieved Organic adjusted EBITDA growth % Growth in adjusted EBITDA supports our free cash flow which helps fund investment and shareholder returns. Our adjusted EBITDA grew organically by 5.8% this year. On a guidance basis, which includes India, it grew 3.4%, consistent with our guidance of 3% to 6% organic growth. Achieved by 2% to 14.77 eurocents. More information on financial performance: Pages 35 and 41 2015 2016 2017 -3.2 1.1 1.9 2015 2016 2017 -8.3 2.3 5.8

 Vodafone Group Plc Annual Report on Form 20-F 2017 23 Strategic growth engines Data Enterprise Paying for performance The incentive plans used to reward the performance of our Directors and our senior managers, with some local variances, include measures linked to our KPIs. While these 4G customers1,2 million To monetise our 4G investments, we aim to migrate and attract new customers onto our 4G network. We have significantly expanded our 4G customer base and as a result data usage has increased by 65% over the last year. In Europe, the average smartphone user now consumes 1.7 GB of data each month. Achieved Fixed as a percentage of enterprise service revenue % Our core European mobile enterprise services continue to face challenging market conditions reflected in declining unit prices for connectivity services. Therefore, we are seeking to diversify into fixed and related enterprise services to offset these pressures. Achieved KPIs continued to show improvement, this year’s Group annual bonus was lower than last year’s as overall performance was slightly below our internal tar gets. More on rewards and performance in the Remuneration Report: Pages 67 to 86 2015 2016 2017 20.7 46.8 74.7 2015 26 2016 28 2017 29 Convergence Europe owned NGN coverage1 million homes passed To meet the growing demand for fixed and converged services we aim to continually increase our NGN reach. We now have the largest NGN footprint in Europe, comprising 36 million homes passed by our own cable and fibre and a further 60 million via wholesale access and partnerships. Fixed broadband customers1,2 million We aim to grow our fixed broadband customer base continuously. During the year, we added 1.5 million new customers, taking the total base to 17.9 million (including 3.2 million from VodafoneZiggo). Within this we added 0.7 million converged customers, i.e. those taking both a fixed and mobile integrated service. n Of which, consumer Achieved Achieved converged customers 2015 2016 2017 25 2015 29 2016 36 2017 N/A 3.1 3.8 12.0 13.4 17.9 Free cash flow € billion Cash generation is key to delivering strong shareholder returns. We delivered €4.1 billion of free cash flow in 2017. On a guidance basis, which includes India, our free cash flow was €4.3 billion, consistent with our guidance of at least €4.0 billion. n reported Dividend per share eurocents The ordinary dividend continues to be a key component of shareholder return. We intend to increase the dividend per share annually. This year we increased the dividend per share by 2%. In line with our move to reporting our results in euros, our dividends are now declared in euros. Achieved 2015 2016 2017 1.3 1.7 n guidance basis 4.1 4.3 Achieved 2015 2016 2017 14.19 14.48 14.77

 24 Vodafone Group Plc Annual Report on Form 20-F 2017 Our people The people behind our business Our people are behind every aspect of our strategy and are committed to delivering superior network performance and providing a great customer experience. A diverse and inclusive organisation This year we employed an average of 108,2711 people with 136 nationalities as well as over 24,485 contractors. Our senior leadership team includes 21 nationalities, bringing together a diverse set of experiences and opinions to help us achieve our goals and better understand the needs of our customers. Our commitment to diversity and inclusion begins at the top, with clear leadership from the Vodafone Group Plc Board and is embedded at every level of every business through The Vodafone Way, the Code of Conduct and our Business Principles. Living The Vodafone Way The Vodafone Way underpins our culture and sets out the type of organisation we want to be. At the centre of The Vodafone Way is a focus on three core principles: speed, simplicity and trust. We want our people to respond swiftly and effectively to challenges and opportunities, especially those that affect our customers. We want them to do so while avoiding unnecessary bureaucracy and costly and cumbersome internal processes. People and Culture And we want all of our business activities and decisions to be informed by an understanding that earning and retaining the trust of our customers, our employees and all other stakeholders must be integral to everything we do. Doing what’s right We recognise that ethical conduct is just as important as high performance and that failure to operate ethically will impact our business. Our “Code of Conduct” outlines the behaviours we expect from every single person working for and with Vodafone. Our “Business Principles” are the foundation of how we do business and set out the values we want everyone who works for or with Vodafone to respect. Together, these elements ensure we protect Vodafone’s reputation, our people and our assets. Further details can be found on The Vodafone Way, Code of Conduct and our Business Principles at vodafone.com/governance. Focusing on our customers Over the last year, we have focused on improving customer experience through a new Vodafone Way of CARE training initiative. The core of the programme ensures front line staff act with empathy for customers, take ownership to solve their problem and for team leaders to coach performance. So far, more than 39,000 contact centre agents and team leads have completed the training, as well as over 4,000 retail store managers and advisers. Training our senior leaders has also been key and all leadership teams participated in a Customer Experience Leadership programme; a two-day workshop focused on listening to customers and understanding external best practices. This is all part of our approach to ensure the needs of our customers are understood and everyone leads by putting the customer first. Attracting and developing great people This year, we invested more than €80 million in employee training and development. Those programmes take many forms, from structured learning and formal training through to coaching and mentoring. Our “Discover” programme for graduates accelerates the careers of high performing graduates, with over 890 people recruited onto this programme during the year. After the programme, a number of “Discovers” join our international programme, “Columbus”, with the purpose of building leadership skills Code of conduct The Vodafone Way Vodafone culture Business principles through a challenging two-year assignment outside their home country. These programmes are acknowledged and welcomed by our employees. In the 2016–17 Global People Survey, 81% of employees surveyed said that they benefited from opportunities to learn the skills they needed to do their jobs well, a one percentage point increase in responses to the same question in the survey in the previous year. We also look for ways to innovate and digitalise our recruitment and selection process to attract the best people. This year, we worked with HireVue to design a new end-to-end graduate experience embedding psychometric assessments into a video interview platform for a unified, world-class candidate experience. Note: 1 Includes India.

 Vodafone Group Plc Annual Report on Form 20-F 2017 25 Employees by location1 % Other 31.8% India 21.0% Spain 4.7% Italy 5.9% Vodacom 7.0% Germany 13.8% UK 15.8% Digital workplace training and development – the Vodafone University During the year, we launched a range of new digital collaboration tools as well as digital learning resources supporting a truly digital workspace. One of these initiatives is the Vodafone University, accessible to all employees at any time on any device. The Vodafone University brings together our specialist and professional courses covering areas such as sales and marketing, leadership, technology and customer service. Vodafone University programmes have been developed with the support of leading academic institutions including the London Business School, Harvard University and Imperial College and are Average number of employees1,2 number also accredited by external training providers. 2015 2016 2017 101,443 107,667 108,271 HireVue has enabled us to reduce average time to hire from 23 to 11 days and to reach out more effectively to younger recruits. We have robust policies and processes in place to manage risks and if incidents occur we work hard to identify and address their root causes. Employee engagement1 index Recognising performance Our focus in the year has been on our top five 2015 2016 2017 77 79 We reward people based on their performance, potential and contribution to our success. 81 safety risks (more information on health and safety on our company website) and we work with our people and our suppliers to ensure This year, to drive simplification, empower our line managers, and encourage more future- focused and developmental conversations expectations and risks are understood and preventive actions are in place. E mployee turnover rate1 % between employees and line managers Improving employee wellbeing has also been 2015 2016 2 017 Nationalities in top senior leadership roles1 2015 2016 2017 18 we trialled a move away from our previous 19 performance dialogue rating system. The simplified system was piloted with our 18 senior management team and, if deemed successful, will be rolled out globally in the near future. We continue to benchmark roles regularly to ensure competitive and fair remuneration 24 in every country in which we operate. We 24 also offer competitive retirement and other 21 benefit provisions. Global short-term incentive plans are offered to a large percentage of employees and global long-term incentive a key area of focus. This year we launched our fourth annual Global Wellbeing Challenge on World Heart Day in October 2016. 4,027 employees took part in a wide range of exercise activities. Together, they covered a total of 302,096 miles – equivalent to going 12 times around the world, to the moon and a quarter of the way back – over 56,000 miles more than last year. Increasing employee engagement Every year, all our employees are invited ender of employees1 % plans are offered to our senior managers. Our arrangements are subject to company and individual performance measures. to participate in a global survey which allows us to measure engagement levels, identify ways to improve how we do things and compare ourselves with 30 other large companies. Female 37% Notes: 1 Includes India. Male 63% Creating a safe place to work We want everyone working with Vodafone to return home safely every day. Despite all of our efforts, we deeply regret to report 11 recordable fatalities during the year. Traffic accidents in emerging markets The 2016–17 survey demonstrated that 87% of employees who responded are proud to work for Vodafone, one point higher than in 2015–16. Our overall Engagement Index score – demonstrating our employees’ willingness to recommend Vodafone as an employer and their desire to continue 2 Employee numbers are shown on a full time employee basis. A statutory view is provided on page 154. continue to be our main area of exposure. working with us – rose by two points to 81%.

 26 Vodafone Group Plc Annual Report on Form 20-F 2017 Sustainable business Sustainable business Mobile and digital technologies play a powerful role in today’s societies and in building “a better tomorrow”, improving lives and livelihoods and creating new business opportunities and industries. A new strategic approach Our businesses play an integral role in the daily lives of our 516 million mobile customers and are a vital part of the national infrastructure upon which the economies of our 26 countries of operation depend. Our sustainable business strategy is founded on Vodafone’s long- standing commitment to responsible behaviour in everything we do. At the centre of that strategy, launched in 2016, is our intention to work towards three significant global transformation goals. Each goal has the potential to deliver meaningful socio- economic benefits for our customers and for wider society. Importantly, each goal has been derived from, and will be achieved by means of, our core long-term business objectives. Our three transformation goals are: – women’s empowerment: we are strongly committed to diversity and inclusion and have set ourselves the ambition of becoming the world’s best employer for women by 2025. We also intend to bring the benefits of mobile – enabling access to education, healthcare and mobile money services – to an additional 50 million female customers in emerging markets, including women in some of the world’s poorest communities; – energy innovation: our focus is to optimise energy efficiency in, and reduce greenhouse gas emissions from, our own activities. At the same time, we are working to help our customers to reduce their greenhouse gas emissions by two tonnes for every tonne we generate from our own operations; and Our sustainable business strategy includes a significant focus on corporate transparency, with particular emphasis on four areas that are the source of greatest public debate and concern. – Taxation and total economic contribution. Our voluntary tax transparency report – the first of its kind in our industry – includes detailed disclosures on a country-by-country actual cash paid basis. – Digital rights and freedoms. Our transparency disclosures on matters related to digital human rights include our approach and principles on law enforcement agency access to private communications, freedom of expression, censorship and the digital rights of the child. – Supply chain integrity and safety. Our disclosures related to our sourcing and supply chain reflect the Group’s drive to ensure responsible and ethical behaviour among our suppliers and sub-suppliers and ensure safety in our operations. – Mobile, masts and health. We provide objective and accessible information to address public concerns regarding electromagnetic fields from mobile phones and base stations and explain our approach to compliance with international standards across all of our operating companies on our corporate website (vodafone.com/mmh). Our sustainable business strategy Purpose What we do matters but so does how we work. Our strategy covers the principles and practice that ensure we operate with integrity at all times and remain committed to the highest standards of ethical behaviour. Energy innovation and greenhouse gas emissions All businesses, big and small, have a critical role to play in helping to reduce greenhouse gas (‘GHG’) emissions in order to limit global temperature rises to well below 2ºC. The communications industry as a whole requires significant amounts of energy – in the form of electricity (and diesel for back-up generators) – to transmit vast amounts of data from billions of people, devices and machines. During the year, we began to develop a new global energy strategy intended to bring about a significant increase in the efficiency of our own operations, coupled with a focus on increasing the adoption of lower-carbon and renewable energy sources. Our networks account for most of the energy consumed in our businesses and are the main source of our GHG emissions. Customer demand for data increases every year. This in turn increases the amount of energy we need. However, our focus on energy efficiency – working with our equipment suppliers – means that the rate of growth in our power requirements is much lower than the rate of growth in demand for data. – youth skills and jobs: we intend to apply our expertise in digital technologies to help young adults enhance their skills and secure employment as industries and We connect everybody to live a better today and build a better tomorrow Transformation companies embrace digital ways of working. We also intend to increase opportunities for young people to gain work experience within our businesses. Women’s empowerment Transparency Energy innovation Youth skills and jobs Taxation and total economic contribution Supply chain integrity and safety Mobile, masts and health Digital rights and freedoms Principles and practice

 Vodafone Group Plc Annual Report on Form 20-F 2017 27 During 2017, our total greenhouse gas emissions were the same as the previous year, at 2.59 million tonnes of CO2e (carbon dioxide equivalent) of which India accounts for 0.52 million tonnes CO2e despite an increase in the size of our network in response to customer data demand. We continued to improve our overall energy efficiency profile during the year and achieved a 37% reduction in the volume of GHG emissions produced per petabyte (‘PB’) of data carried to reach an average of 1,140 tonnes CO2e per PB – the best performance recorded to date. Our efforts to reduce our GHG emissions are only one aspect of our Energy Innovation goal. In parallel, we continue to innovate to help our customers minimise their energy needs, particularly through the development of IoT services, devices and processes that use network intelligence to optimise performance and minimise energy use – a field in which we are a world leader. Greenhouse gas (‘GHG’) emissions m illion tonnes of CO2e Our goal is to help our customers reduce their CO2e emissions by two tonnes for every one tonne of emissions from our own operations by March 2018. We are well on track to meet that goal: as of the end of March 2017, we were helping our customers to save 1.9 tonnes of CO2e for every tonne of CO2e we generated through our own activities. Human Rights Communications technologies play an important role in underpinning human rights, enabling citizens to share information, communicate and learn. Some of our most salient human rights risks relate to the citizen’s right to privacy and freedom of expression. Our Digital Rights and Freedoms Reporting Centre (available on vodafone.com) sets out our policies and principles regarding a range of these issues. In March 2017, Vodafone became a Board member of the Global Network Initiative (‘GNI’), a multi-stakeholder body bringing together communications and technology companies, civil society, academics and investors who share a commitment to privacy and freedom We are also fully mindful that other forms of human rights and other risks can arise within our own businesses and supply chain, including labour risks, unsafe workplace conditions, environmental degradation and bribery and corruption. Our 2017 Sustainable Business Report (vodafone.com/sustainability/report2017) sets out our progress against our global transformation goals and details our approach to mitigating the risks referred to above. We have also published a Slavery and Human Trafficking Statement and a Conflict Minerals Report, in line with our statutory reporting requirements. 2015 0.36 2016 0.40 2017 0.40 2.13 2.49 2.19 2.59 2.19 2.59 of expression. Scope 1 emissions (over which we have direct control) Scope 2 emissions (from purchased electricity) Total of Scope 1 and Scope 2 Note: Calculated using local market actual or estimated data sources from invoices, purchasing requisitions, direct data measurement and estimations. Carbon emissions calculated in line with GHG Protocol standards. Scope 2 emissions are reported using the market-based methodology. For full methodology see our Sustainable Business Report 2017. GHG emissions per petabyte of data carried by our mobile networks tonnes of CO2e 2015 2016 2017 Note: 1,140 1,820 3,120 Figures include all data carried by our mobile networks with an adjustment to include only part of the data carried in India, where only base stations under our operational control are included in our GHG emissions totals. Ratio of GHG emission savings for customers to our own GHG footprint Business Women Connect in Tanzania In Sub-Saharan Africa, access to financial services can be extremely challenging 2015 2016 2017 2018 Note: Target 1.4 1.7 1.9 2.0 and women often find it harder than men to access land, equipment and other assets that would enhance their capacity to grow their businesses and improve their livelihoods. Our programme in Tanzania, Business Women Connect (‘BWC’), uses our mobile money services, M-Pesa and M-Pawa, to help women micro-business owners increase revenue and access loans via their mobile. BWC was launched in 2016 Figures include all data carried by our mobile networks. Emissions savings for customers have been calculated based on GeSI’s ICT Enablement Methodology. All data includes our operation in India (see our Sustainable Business Report vodafone.com/sustainability/report2017). in a partnership between TechnoServe, Vodacom, ExxonMobil Foundation, the World Bank and the Centre for Global Development. Since its launch, the programme has trained nearly 3,000 women in the use of M-Pawa while nearly 2,000 participants have also received business skills training.

 28 Vodafone Group Plc Annual Report on Form 20-F 2017 Principal risk factors and uncertainties Identifying our risks We have a global framework for identifying and managing risk within our defined tolerance levels, in relation to both our operations and strategy. The framework has been designed to provide the Executive Committee and Board with a clear line of sight over risk and to enable informed decision making.

 Vodafone Group Plc Annual Report on Form 20-F 2017 29 Assurance and oversight of risks In order to provide the Executive Committee, Audit & Risk Committee, and Board with a clear view of our principal risks, we apply a model of co-ordinated assurance. Our Risk, Compliance and Internal Audit communities work together on planning, executing and reporting assurance activities to ensure that there is adequate coverage across the control environment with a robust level of independent testing. Information gathered through our co-ordinated assurance process is provided to the relevant committees to help drive Our principal risks We undertake a two stage process to identify our principal risks. All local markets and entities identify their priority risks which are consolidated into a Group-wide view. We then conduct interviews with over 40 senior leaders to gain their insights. The results of both exercises are consolidated to produce our principal risks, as reported here. Key changes in the year Our risk profile remains stable relative to last year, with the following key changes: – The two technology risks are now considered separately, as the causes for these are different (now risks 5 & 7). – The Customer eXperience eXcellence (‘CXX’) risk now focuses on digital capability (risk 8). – The adverse political measures risk now includes upcoming 5G auctions (risk 3). informed decision making. It also helps senior management to understand our overall risk profile, current levels of control and the culture of our business. Principal risks 11 1 4 2 3 6 5 9 8 7 10 Low Likelihood High 1 Cyber threat and information security External or internal attack resulting in service unavailability or data breach 2 Market disruption Disruptive technology, changes in competitor business models, lack of agility 3 Adverse political and regulatory measures Excessive pricing of 5G licences, tax authority challenges, changing national politics 4 Failure to converge and integrate acquisitions Incumbent re-monopolisation, failure to access critical content, inability to integrate acquisitions 5 IT transformation failure IT transformation failures impacting NPS 6 Unstable economic conditions/ inadequate liquidity Global financial crisis reducing consumer spending and ability to refinance 7 Technology failure Failure of critical IT, fixed or mobile assets causing service disruption 8 Failure to deliver on digital transformation and CXX Failure to create a differentiated, digital customer experience 9 Non-compliance with legal and regulatory requirements Non-compliance with laws, regulations, network licence requirements 10 Failure to deliver major Enterprise contracts profitably Failure to meet commitments and/or deliver at appropriate profitability levels 11 EMF health related risks EMF found to pose health risks causing reduction in mobile usage or litigation

 30 Vodafone Group Plc Annual Report on Form 20-F 2017 Risk management (continued) Cyber threat and information security What is the risk? A successful cyber-attack or internal event could result in us not being able to deliver services to our customers and/or failing to protect their data. Market disruption What is the risk? We face increased competition from a variety of new technology providers, new market entrants, evolving customer needs and competitor consolidation. We must be able to keep pace with new technology and to compete in changing markets. Adverse political and regulatory measures What is the risk? We operate under licence in most markets and face regular changes in regulation, law and operating environments. Significant adverse changes, for example to tax laws, spectrum pricing or an unfavourable regulatory landscape for multi-national companies, could impact our ability to do business in our preferred manner. Failure to converge and integrate acquisitions What is the risk? We face competition in key markets from providers who have the ability to sell converged services on their existing infrastructure, with regulation that often fails to deliver a level playing field across fixed and content markets. IT transformation failure What is the risk? As we undertake major IT change programmes in a number of markets, there is a risk that these projects disrupt services or do not provide the benefits that they should in a timely manner. Unstable economic conditions/inadequate liquidity What is the risk? As a multinational business, we operate in many countries and currencies so changes to global economic conditions can impact us. This could be because a global crisis results in reduced spending power for customers or because a relative strengthening or weakening of the major currencies in which we transact could impact our profitability and cash flow.

 Vodafone Group Plc Annual Report on Form 20-F 2017 31 Key to strategic programmes: Network Leadership Customer eXperience eXcellence Fit for Growth People and Culture Executive Committee risk owners: Johan Wibergh and Matthew Kirk Risk category: Operational Link to strategic programmes: Executive Committee risk owner: Serpil Timuray Risk category: Strategic Link to strategic programmes: Executive Committee risk owners: Nick Read and Matthew Kirk Risk category: Financial Link to strategic programmes: Executive Committee risk owner: Serpil Timuray Risk category: Strategic Link to strategic programmes: Executive Committee risk owner: Johan Wibergh Risk category: Operational Link to strategic programmes: Executive Committee risk owner: Nick Read Risk category: Financial Link to strategic programmes:

 32 Vodafone Group Plc Annual Report on Form 20-F 2017 Risk management (continued) Technology failure What is the risk? If our network or IT systems fail, voice, video or data transmissions may be significantly interrupted. We need to ensure that our critical assets are protected and our systems are resilient, so that the impact on our customers is avoided or minimised. Failure to deliver on digital transformation and CXX What is the risk? Failure to deliver a digital, differentiated and superior experience to our customers in store, online and by phone, could diminish our brand and reputation. To do this we need to be agile with strong digital capabilities. Non-compliance with legal and regulatory requirements What is the risk? Vodafone must comply with a multitude of local and international laws as well as more specific regulation. These include licence requirements, customer registration, data privacy, anti-money laundering, competition law, anti-bribery law and economic sanctions. Failure to deliver major Enterprise contracts profitably What is the risk? If we do not understand the needs of our Enterprise customers and contract on the correct basis to account for the complexity of requirements, we will not be able to profitably deliver services. Electro-magnetic fields related health risks What is the risk? Electro-magnetic signals emitted by mobile devices and base stations may be found to pose health risks, with potential impacts including: changes to national legislation, a reduction in mobile phone usage or litigation.

 Vodafone Group Plc Annual Report on Form 20-F 2017 33 Key to strategic programmes: Network Leadership Customer eXperience eXcellence Fit for Growth People and Culture Executive Committee risk owner: Johan Wibergh Risk category: Operational Link to strategic programmes: Executive Committee risk owner: Serpil Timuray Risk category: Operational Link to strategic programmes: Executive Committee risk owners: Rosemary Martin and Matthew Kirk Risk category: Legal and Regulatory Link to strategic programmes: Executive Committee risk owner: Brian Humphries Risk category: Operational Link to strategic programmes: Executive Committee risk owner: Matthew Kirk Risk category: Operational Link to strategic programmes:

 34 Vodafone Group Plc Annual Report on Form 20-F 2017 Risk management (continued) Risk management in action Brexit implications The Board continues to keep the possible implications of Brexit for Vodafone’s operations under review. A cross-functional team, led by two Executive Committee members, has identified ways in which Brexit might affect the Group’s operations. Despite the Article 50 Notice having been served, there remains insufficient information about the likely terms of the post- Brexit arrangements between the UK and the EU, as well as about any possible transitional arrangements, to draw any conclusions about the probable impact. Although we are a UK headquartered company, a large majority of our customers are in other countries, accounting for most of our revenue and cash flow. Each of our national operating companies is a standalone business, incorporated and licensed in the jurisdiction in which it operates, and able to adapt to a wide range of local developments. As such, our ability to provide services to our customers in the countries in which we operate, inside or outside the EU, is very unlikely to be affected by Brexit. We are not a major international trading company, and do not use passporting for any of our major services or processes. Depending on the arrangements agreed between the UK and the EU, two issues that could directly affect our operations, in both cases potentially causing us to incur additional cost, are: – creation of a data frontier between the UK and the EU: the inability to move data freely between the UK and EU countries might cause us to have to move some technical facilities, and affect future network design. – inability to access the talent we need to run a multinational Group operation from the UK: increased controls over or restrictions to our ability to employ leading talent from non-UK markets could cause us to have to adjust our operating model to ensure that we attract and retain the best people for the roles we have. A further, indirect, issue that could affect our future performance would arise if the Brexit process caused significant revisions to macro- economic performance in our major European markets including the UK, thus affecting the economic climate in which we operate, and in turn impacting the performance of the operating companies in those markets. Long-Term Viability Statement In accordance with the UK Corporate Governance Code, the Directors have assessed the prospects of the Group over a period significantly longer than 12 months from the approval of the financial statements. The Board has concluded that the most relevant time period for this assessment should be three years to align with the Group’s normal business forecasting cycle and the long-range plan to 31 March 2020, as well as taking into consideration the pace of ongoing change in the telecoms industry. The assessment for this three year period includes consideration of the forecast cash flows and obligations of Vodafone India. The plans and projections prepared as part of this forecasting cycle include the Group’s cash flows, committed and required funding and other key financial ratios. They were drawn up on the basis that debt refinance will be available in all plausible market conditions and that there will be no material changes to the business structure over the review period. As of 31 March 2017, the Group had sources of liquidity (primarily comprised of certain cash and cash equivalent balances) and available facilities, of €18.8 billion, which includes undrawn Revolving Credit Facilities expiring in FY2020/21. The Risk Management Framework on page 28 outlines the approach the Board has taken to identifying and managing risk. In making this statement, the Board carried out a robust assessment of the principal risks facing the Group, detailed on pages 30 to 33, including those that would threaten its business model, future performance, solvency or liquidity. Against this background, the output of the long-range plan has been used to perform central debt profile and cash headroom analysis, including a review of sensitivity to “business as usual” risks to revenue and profit growth. In addition, severe but plausible scenarios in the event of each of the principal risks materialising individually and where multiple risks occur in parallel, were also tested. This combined scenario included the impact of failing to execute key elements of our strategy and respond to market disruption resulting in a significant loss of market share to converged and OTT players. This was considered together with a major cyber-attack and a subsequent General Data Protection Regulation fine, as well as the macro political uncertainty resulting in restricted access to capital markets and devaluation of emerging market currencies. To assess viability, the headroom position under these scenarios has been calculated using the cash and facilities available to the Group. The assessment took into account the availability and likely effectiveness of the mitigating actions that could be taken to reduce the impact of the identified underlying risks. The headroom remained positive in all scenarios tested. Having considered the principal risks that the Group may face, the Directors consider that this stress-testing based assessment of the Group’s prospects is reasonable in the circumstances, taking into account the inherent uncertainty involved. Although this review has considered severe but plausible scenarios relevant to the Group, any such review cannot consider all risks which may occur, therefore an overall view of the total level of risk required to impede our viability was also considered. The cash and available facilities at year end, along with the mitigating actions available to reduce cash outgoings, provides a sufficient level of headroom. Based on the results of their analysis, the Directors confirm that they have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three year period ending 31 March 2020.

 Operating results Vodafone Group Plc Annual Report on Form 20-F 2017 35 Our financial performance This section presents our operating performance, providing commentary on how the revenue and the adjusted EBITDA performance of the Group and its operating segments have developed over the last year. Amounts presented for the 2016 financial year have been restated into euros following the change in the Group’s presentation currency and include the results of Vodafone India as discontinued operations following the agreement to combine it with Idea Cellular. Group1,2 Europe €m AMAP €m Other3 €m Eliminations €m 2017 €m 2016 €m % change Reported Organic* Revenue 34,550 11,773 1,390 (82) 47,631 49,810 (4.4) 1.2 Service revenue 31,975 9,956 1,138 (82) 42,987 44,618 (3.7) 1.9 Other revenue 2,575 1,817 252 – 4,644 5,192 Adjusted EBITDA 10,283 3,854 12 – 14,149 14,155 – 5.8 Depreciation and amortisation (8,344) (1,829) (6) – (10,179) (10,386) Adjusted EBIT 1,939 2,025 6 – 3,970 3,769 5.3 7.0 Share of result in associates and joint ventures (49) 213 – – 164 60 Adjusted operating profit 1,890 2,238 6 – 4,134 3,829 8.0 11.8 Adjustments for: Impairment loss – (569) Restructuring costs (415) (316) Amortisation of acquired customer bases and brand intangible assets (1,046) (1,338) Other income/(expense)4 1,052 (286) Operating profit 3,725 1,320 Non-operating income and expense (1) (3) Net financing costs (932) (1,507) Income tax expense (4,764) (4,937) Loss for the financial year from continuing operations (1,972) (5,127) (Loss)/profit for the financial year from discontinued operations (4,107) 5 Loss for the financial year (6,079) (5,122) Notes: 1 With effect from 1 April 2016, the Group’s presentation currency was changed from pounds sterling to the euro to better align with the geographic split of the Group’s operations. The results for the year ended 31 March 2016 have been restated into euros and include the results of Vodafone India as discontinued operations following the agreement to combine it with Idea Cellular. Group revenue and service revenue includes the results of Europe, AMAP, Other (which includes the results of partner markets) and eliminations. 2017 results reflect average foreign exchange rates of €1:£0.84, €1:INR 73.58, €1:ZAR 15.43, €1:TRY 3.51 and €1: EGP 13.60. 2 Service revenue, adjusted EBIT, adjusted EBITDA and adjusted operating profit are alternative performance measures which are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Alternative performance measures” on page 205 for reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 218 for further details. 3 The “Other” segment primarily represents the results of shareholder recharges received from Vodafone Netherlands, VodafoneZiggo and Vodafone India, partner markets and the net result of unallocated central Group costs. 4 Includes a €1.3 billion gain (2016: €nil) on the formation of the VodafoneZiggo joint venture in the Netherlands. Revenue Group revenue decreased 4.4% to €47.6 billion and service revenue decreased by 3.7% to €43.0 billion. In Europe, organic service revenue increased 0.6%* and in AMAP, organic service revenue increased by 7.7%*. Further details on the performance of these regions is set out below. Note: * All amounts in the Operating Results section marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is an alternative performance measure. See “Alternative performance measures” on page 205 for further details and reconciliations to the respective closest equivalent GAAP measure. Adjusted EBITDA Group adjusted EBITDA remained stable at €14.1 billion, with organic growth in Europe and AMAP more than offset by foreign exchange movements and M&A and other activity. The Group’s adjusted EBITDA margin improved by 1.3 percentage points to 29.7%. On an organic basis, adjusted EBITDA rose 5.8%* and the Group’s adjusted EBITDA margin increased by 1.2* percentage points driven by organic margin improvements in both Europe and AMAP. Adjusted EBIT Adjusted EBIT increased by 5.3% to €4.0 billion as adjusted EBITDA growth outpaced the increase in depreciation and amortisation. On an organic basis adjusted EBIT increased by 7.0%* for the year.

 36 Vodafone Group Plc Annual Report on Form 20-F 2017 Operating results (continued) Operating profit Adjusted operating profit excludes certain income and expenses that we have identified separately to allow their effect on the results of the Net financing costs 2017 €m Restated 2016 €m Group to be assessed (see page 205). The items that are included in operating profit but are excluded from adjusted operating profit are discussed below. No impairment losses were recognised in the current year in respect of the Group’s continuing operations (2016: €569 million in Romania). Further detail is provided in note 4 to the Group’s consolidated financial statements. Restructuring costs of €415 million (2016: €316 million) primarily reflect discrete cost efficiency actions taken during the year in Germany and the UK. Amortisation of intangible assets in relation to customer bases and brands are recognised under accounting rules after we acquire businesses and decreased to €1,046 million (2016: €1,338 million) due to the acquisitions of KDG, Vodafone Italy and Ono. Including the above items, operating profit increased by €2.4 billion to €3.7 billion, due to a €1.3 billion gain on the formation of the VodafoneZiggo joint venture in the Netherlands which for accounting purposes was characterised as a part disposal of the Group’s interest in Vodafone Netherlands, €0.5 billion lower depreciation and amortisation charges, partially as a result of the treatment of our Netherlands operation as an asset held for sale during the year and the €0.6 billion impairment charge recognised in the year ended 31 March 2016. Investment income 474 539 Financing costs (1,406) (2,046) Net financing costs (932) (1,507) Analysed as: Net financing costs before settlement of outstanding tax issues (979) (630) Interest expense relating to settlement of outstanding tax issues (47) (19) (1,026) (649) Mark-to-market gains/(losses) 66 (285) Foreign exchange1 28 (573) Net financing costs (932) (1,507) Note: 1 Comprises foreign exchange rate differences reflected in the income statement in relation to certain sterling balances in 2017 and primarily in relation to certain euro intercompany balances in 2016. Net financing costs decreased by 38% primarily driven by a reduction in mark-to-market losses and lower foreign exchange rate differences due to the Group’s reduced exposed to foreign exchange movements on certain euro intercompany balances subsequent to its functional currency change in the year ended 31 March 2017. Net financing costs before settlement of outstanding tax issues increased as the Group’s average gross debt was higher during the year resulting in higher financing costs. Taxation 2017 €m Restated 2016 €m Income tax expense (4,764) (4,937) Profit/(loss) before tax 2,792 (190) Effective tax rate 171% -2,598% The Group’s statutory effective tax rate for the year ended 31 March 2017 was 171% compared to -2,598% for the last financial year. The effective tax rate for both years include the following items: a reduction in our Luxembourg deferred tax assets of €2,651 million following a reduction in the Luxembourg corporate tax rate to 26.0%; deferred tax on the use of Luxembourg losses of €369 million (2016: €541 million); and a decrease in the deferred tax asset of €1,275 million (2016: €4,228 million) arising from a revaluation of investments based upon the local GAAP financial statements and tax returns, partially offset by a reduction in the deferred tax asset as a result of lower interest rates.

 Vodafone Group Plc Annual Report on Form 20-F 2017 37 Earnings per share Adjusted earnings per share, which excludes the results of Vodafone India which are now included in discontinued operations, was 8.04 eurocents, an increase of 17.0% year-on-year, as higher adjusted operating profit and lower net financing costs more than offset the increase in the number of shares following the issuance of mandatory convertible bonds in February 2016 which are classified as equity after taking into account the cost of future coupon payments. Basic loss per share was 22.51 eurocents (2016: loss per share of 20.25 eurocents) as the €1.3 billion gain on the formation of the VodafoneZiggo joint venture in the Netherlands was offset by impairment charges of €3.7 billion, net of tax, recognised during the year in discontinued operations and the changes in deferred tax on losses, as described above, both of which have been excluded from adjusted earnings per share. Section 219 SEC filings of interest Vodafone Group Plc (‘Vodafone’) does not have any subsidiaries, other equity investments, assets, facilities or employees located in Iran, and Vodafone has made no capital investment in Iran. To the best of its knowledge, no U.S. persons, including any U.S. affiliates of Vodafone, are involved in the activities described below. Except as specified below, to the best of Vodafone’s knowledge, neither it, its subsidiaries, nor its affiliates have engaged in any conduct needing to be disclosed under Section 13(r) of the Securities Exchange Act of 1934. Roaming and interconnect Vodafone has wholesale roaming and interconnect arrangements with mobile and fixed line operators in Iran. Vodafone has, or has had, relationships with telecommunications operators in Iran in connection with such roaming and interconnect arrangements, some of which it believes are or may be government-controlled entities. The approximate Restated Loss attributable to owners 2017 €m 2016 €m total gross revenues attributable to the arrangements mentioned above for the financial year ended 31 March 2017 were €471,000. of the parent (6,297) (5,405) Adjustments: Impairment loss – 569 Amortisation of acquired customer base and brand intangible assets 1,046 1,338 Restructuring costs 415 316 Other income and expense (1,052) 286 Non-operating income and expense 1 3 Investment income and financing costs 70 574 480 3,086 Taxation 3,975 4,183 India1 4,107 (5) Non-controlling interests (16) (25) Adjusted profit attributable to owners of the parent 2,249 1,834 HiWEB partnership In October 2016, Vodafone announced a non-equity agreement with Dodeh Gostar ASR Novin under the HiWEB brand. HiWEB is a non-government-owned Iranian internet company and together with Vodafone, the company HiWEB plans to roll out, modernise and expand the telecommunications network and improve fixed and mobile services. Gross revenues arising from this agreement during the financial year ended 31 March 2017, were €1.5m. EPEG Project During the financial year ended 31 March 2017, Vodafone Global Network Limited (VGN) continued to be a member of a consortium made up of Telecommunication Infrastructure Company of Iran (‘TIC’) (an entity controlled by the government of Iran), Rostelecom and Omantel, that has built a high speed cable network from a landing point in Oman, to Germany. Each member of the consortium is responsible for funding, building and maintaining its section of the cable, with VGN Weighted average number of shares Millions Millions owning and being responsible for the segment from the Ukrainian border with Russia to Frankfurt, Germany. No transactions took place outstanding – basic 27,971 26,692 during the financial year ended 31 March 2017 for which Vodafone was due any revenues. Vodafone purchased capacity on the high Earnings per share: eurocents eurocents speed cable network from one of the consortium partners during the fiscal year ended 31 March 2017. Under the terms of the arrangement, Basic loss per share (22.51)c (20.25)c Adjusted earnings per share from continuing operations 8.04c 6.87c Note: 1 India is classified as discontinued operations and includes the operating results, financing and tax charges of Vodafone India, as well as impairment charges of €3,675 million, net of tax, recognised during the year. €646,500 is now due to TIC. The debt arising will be settled through the netting off against other TIC transactions. Intellectual Property Vodafone, through one of its subsidiaries, also makes some insignificant payments to Iran in order to register and renew certain domain names, register and renew certain trademarks, and protect its brand globally. The costs of registering and renewing domain names for the fiscal year ended 2017 was approximately €260, of which €72.52 has been paid and €187.48 is expected to be invoiced. Vodafone pays these fees to IRNIC (the Domain Registry at the Institute for Studies in Theoretical Physics and Mathematics) via a Jordanian agent Abu-Ghazaleh Intellectual Property (‘AGIP’) and the Iranian law firm, Ali Laghaee & Associates Inc. International. During the fiscal year ended 31 March 2017 Vodafone, through one of its subsidiaries, also made payments of: – €269.53 to UAE law firm Cedar White Bradley’s UAE bank account, for legal advice provided by UAE lawyers relating to trade mark infringement matters in Iran. – Vodafone continues to maintain Iranian trademarks in Iran but no renewal fees were due to the Iranian trademarks office during the fiscal year ended 31 March 2017.

 38 Vodafone Group Plc Annual Report on Form 20-F 2017 Operating results (continued) Europe Year ended 31 March 2017 Germany €m Italy €m UK Spain €m €m Other Europe €m Eliminations €m Europe €m Restated 2016 €m % change Reported Organic* Revenue 10,600 6,101 6,925 4,973 6,128 (177) 34,550 36,462 (5.2) (0.4) Service revenue 10,006 5,247 6,632 4,507 5,756 (173) 31,975 33,381 (4.2) 0.6 Other revenue 594 854 293 466 372 (4) 2,575 3,081 Adjusted EBITDA 3,617 2,229 1,212 1,360 1,865 – 10,283 10,485 (1.9) 3.1 Adjusted operating profit 568 948 (542) 180 736 – 1,890 1,927 (1.9) (5.0) Adjusted EBITDA margin 34.1% 36.5% 17.5% 27.3% 30.4% 29.8% 28.8% Revenue decreased by 5.2%. Foreign exchange movements contributed a 2.8 percentage point negative impact and M&A and other activity contributed a 2.0 percentage point negative impact. On an organic basis, service revenue increased by 0.6%*, reflecting customer growth in mobile and fixed line (‘fixed’) and stabilising contract ARPU across all our major markets, more than offsetting the regulatory headwinds. Ex-regulation, service revenue growth was 1.6%*. Adjusted EBITDA decreased 1.9%, including a 2.9 percentage point negative impact from M&A and other activity and a 2.1 percentage point negative impact from foreign exchange movements. On an organic basis, adjusted EBITDA increased 3.1%*, driven by tight cost control through our “Fit for Growth” programme. Other activity Mobile service revenue grew 0.1%* (Q3: flat*, Q4: -0.4%*) as a higher customer base was offset by regulatory headwinds. Excluding regulation (including the MTR cut from 1 December and the decline in roaming revenues), mobile service revenue grew 1.6%* (Q3: 1.1%*, Q4: 1.8%*). Aided by “more-for-more” propositions and successful “Giga moves” campaigns, consumer mobile contract ARPU returned to growth in Q4, while contract net additions accelerated in the second half (Q4: 123,000 Q3: 61,000) supported by a reduction in churn and higher activity in direct channels. The Enterprise mobile market remained competitive, however ARPU declines moderated throughout the year. Our 4G customer base surpassed 10 million by the period end, as we reached 90% 4G population coverage. Fixed service revenues increased 4.8%* (Q3: 4.8%*, Q4 3.7%*) driven by strong broadband customer growth, with 433,000 net customer Reported change % (including M&A) pps Foreign exchange pps Organic* change % additions (Q4: 123,000), of which 320,000 were on cable and the remainder on DSL. Our “GigaKombi” convergence offer, launched in the R evenue – Europe (5.2) 2.0 2.8 (0.4) Service revenue Germany 1.9 – – 1.9 Italy 2.3 – – 2.3 UK (17.0) 1.4 12.3 (3.3) Spain 0.9 – – 0.9 Other Europe (6.1) 8.4 (0.1) 2.2 Europe (4.2) 1.8 3.0 0.6 Adjusted EBITDA Germany 4.5 – – 4.5 Italy 10.6 – – 10.6 UK (31.0) 5.1 10.1 (15.8) Spain 8.8 – – 8.8 Other Europe (6.8) 10.1 (0.1) 3.2 Europe (1.9) 2.9 2.1 3.1 Europe adjusted =operating profit (1.9) (2.4) (0.7) (5.0) Germany Service revenue grew 1.9%* for the year (Q3: 1.8%*, Q4: 1.2%*) driven by customer growth in both mobile and fixed and stabilising mobile contract ARPU, which more than offset regulatory drags. The slowdown in the final quarter reflected the full impact of the mobile and fixed termination cuts, (a 1.3 percentage point year-on-year headwind), as well as the lapping of an accounting reclassification in fixed in the prior financial year. summer last year, continues to gain traction, reaching 357,000 accounts by year end. We also launched our “GigaTV” advanced digital TV service in February 2017, and our TV customer base reached 7.7 million at the end of the period. Following upgrades to our superior coax-fibre cable network during the year, we now offer 400 Mbps speeds to almost 6 million households (out of our total NGN footprint of 12.6 million). Adjusted EBITDA grew 4.5%* with the adjusted EBITDA margin improving by 1.5 percentage points to 34.1%. Margin expansion was driven by revenue growth, our focus on more profitable direct channels and a reduction of underlying operating costs. This was supported by exceeding our full year cost and capex target synergies of €300 million from the integration of Kabel Deutschland. Adjusted EBITDA growth accelerated to 6.0%* in H2, as commercial costs stabilised following an increase in H1. Italy Service revenue grew 2.3%* for the year (Q3: 3.0%*, Q4: 2.8%*) supported by mobile and fixed ARPU growth and an acceleration in consumer fixed performance. Mobile service revenue grew 1.5%* (Q3: 1.4%*, Q4: 1.4%*) driven by ARPU growth in prepaid following changes to our tariff plans and improved data monetisation through targeted “more-for-more” offers. In Q4, the prepaid pricing environment became increasingly competitive, particularly in the below-the-line channels, however customer losses moderated somewhat compared to Q3. As at 31 March 2017 we had reached over 97% population coverage on our 4G network and had 9.0 million 4G customers, adding 2.5 million customers within the year.

 Vodafone Group Plc Annual Report on Form 20-F 2017 39 Fixed service revenue was up 6.8%* (Q3: 11.9%*, Q4: 10.2%*) driven by strong customer growth and ARPU improvement across all segments during the second half of the financial year. We added 224,000 broadband customers (Q3: 70,000, Q4: 75,000) during the year, and in total we now have 2.2 million broadband customers of which 0.7 million are on fibre. We also launched our advanced digital “Vodafone TV” proposition in March 2017, which is gaining good early traction. Adjusted EBITDA grew significantly faster than revenues at 10.6%*, with a 3.0 percentage point improvement in adjusted EBITDA margin to 36.5%. This was driven by a strong revenue performance and tight cost control, with absolute declines in both customer and operating costs during the year. UK Our UK operational performance was disrupted during the year by mistakes made during the implementation of a new billing system in the final calendar quarter of 2015. We have now resolved these challenges, with billing accuracy improving to 99.9% and customer service levels now above those achieved prior to the implementation of the new system. In the fourth quarter we delivered our best ever network performance, which is reflected in our ranking as the best voice provider and the co-leader for data in the latest independent P3 test. Our financial performance lagged behind this operational recovery. Service revenue declined 3.3%* (Q3: -3.2%*, Q4: -4.8%*) reflecting the impact of operational challenges, increased competition in Enterprise and lower roaming revenues. The slowdown in the final quarter mainly reflected a strong prior year comparator in carrier services and Enterprise. Mobile service revenue declined 3.3%* (Q3: -3.9%*, Q4: -3.9%*) as a result of higher churn, an increase in the SIM only mix driving lower ARPU, increased competition in Enterprise and lower roaming and MVNO revenues. Improved operational performance contributed to lower contract churn rates and growth in branded contract customers during the final quarter. We have 9.5 million 4G customers at the end of the period, with 4G coverage at 96% (Ofcom definition: 98%). Fixed service revenue declined 3.4%* (Q3: -0.9%*, Q4: -7.5%*). Excluding carrier service revenue, fixed service revenue declined 2.5%* in Q4, reflecting a strong comparator together with the ongoing effect of two large contract losses during the year as we balanced our growth objectives with a focus on customer profitability. We continued to gain good momentum in consumer broadband with 216,000 customers by the end of the period (Q4: 33,000 net additions), of which 163,000 are consumer customers. Adjusted EBITDA declined 15.8%* excluding the benefit of one-off settlements with other network operators in the prior year, with a 3.3 percentage point decline in adjusted EBITDA margin. The decline was driven by lower revenues, increased costs as a result of sterling weakness post Brexit, regulatory headwinds and reallocation of costs across Vodafone Group. These headwinds were partially offset by a reduction in underlying operating costs. Excluding the reallocation of central costs, sterling weakness and one-off settlements, adjusted EBITDA declined at a high-single digit rate both for the year and in H2. Spain Service revenue grew 0.9%* (Q3: 0.8%*, Q4: 1.3%*). Excluding the impact of handset financing, service revenue grew by 4.0%* in the year (Q3: 4.1%*, Q4: 3.8%*). This performance improvement was driven by our strong commercial momentum in mobile and fixed, supported by our “more-for-more” propositions at the start of the year. We maintained our leadership in both consumer and enterprise NPS, widening the gap versus our competitors during the year. Vodafone One, our fully integrated fixed, mobile and TV service, reached 2.4 million customers at the end of the period, up from 1.5 million a year ago. Our commercial momentum has remained strong throughout the year with 337,000 mobile contract net additions (Q3: 97,000, Q4: 96,000) and 209,000 fixed broadband net additions (Q3: 93,000, Q4: 75,000). Our fixed performance accelerated in the second half of the year as we focused on cross selling services to our mobile base. Our TV base reached 1.3 million (246,000 net additions during the year), reflecting the improvement in our content packages. Our market-leading 4G coverage reached 93% at the end of the period and we now have 7.6 million 4G customers. In March 2017, we reached a commercial wholesale agreement with Telefónica to access its fibre network in both regulated and deregulated areas, which expands our NGN footprint to 18.7 million homes passed (almost 65% population coverage), of which 10.2 million are on our own network. Adjusted EBITDA grew 8.8%*, and adjusted EBITDA margin improved by 2.1 percentage points to 27.3%. This improvement was driven by service revenue growth, lower mobile handset subsidies and a lower operating cost base; these more than offset sharply higher content costs. Other Europe Service revenue grew by 2.2%* (Q3: 1.8%*, Q4: 1.3%*), with all of the larger markets growing in Q4 (excluding the MTR impact in Ireland). Adjusted EBITDA grew 3.2%* and adjusted EBITDA margin improved by 0.1 percentage points, reflecting good cost control. In Ireland, service revenue was flat* for the year but grew 2.0% excluding MTRs (Q4: -1.2%*, 2.3% ex. MTRs) supported by ongoing fixed customer growth. Portugal service revenue grew 1.7%* (Q4: 2.2%*), with strong fixed customer growth as our FTTH roll-out reached 2.7 million homes, which was partially offset by mobile service revenue declines (which moderated throughout the year). In Greece, service revenue grew 0.5%* (Q4: 0.2%*) driven by growth in consumer fixed service revenue. VodafoneZiggo The joint venture between Vodafone Netherlands and Ziggo (VodafoneZiggo, in which Vodafone owns a 50% stake) was formed on 31 December 2016. Note that VodafoneZiggo’s quarterly reports for credit investors are published on a US GAAP basis, whereas Vodafone Group reports the results of the joint venture on an IFRS basis. VodafoneZiggo experienced a decline in local currency revenue of 2% in Q4. The decline in local currency mobile service revenue (Q4: -7%) reflected increasing competition, particularly in the SoHo segment. Cable subscription revenues stabilised in Q4, as increased ARPU offset a decline in the customer base, and in the B2B segment (mid and large- sized enterprises) revenues grew 1%, supported by mobile growth. Excluding the impact of the divestment of Vodafone “Thuis”, we added 16,000 postpaid mobile customers in the quarter, supported by our successful promotional campaign. We also added 11,000 broadband RGU additions in the quarter, with significantly fewer video subscriber losses (an outflow of 18,500 RGUs) compared to the prior year. Adjusted EBITDA in local currency declined by 6% in Q4, as lower revenues and higher mobile acquisition and content costs were only partially offset by underlying cost reductions. During the quarter, Vodafone received €76 million in dividends from the joint venture and €14 million in interest payments on the shareholder loan.

 40 Vodafone Group Plc Annual Report on Form 20-F 2017 Operating results (continued) Africa, Middle East and Asia-Pacific Year ended 31 March 2017 Vodacom €m Other AMAP €m Eliminations €m AMAP €m Restated 2016 €m % change Reported Organic* Revenue 5,294 6,479 – 11,773 11,891 (1.0) 7.4 Service revenue 4,447 5,509 – 9,956 10,043 (0.9) 7.7 Other revenue 847 970 – 1,817 1,848 Adjusted EBITDA 2,063 1,791 – 3,854 3,706 4.0 13.2 Adjusted operating profit 1,381 857 – 2,238 1,941 15.3 25.2 Adjusted EBITDA margin 39.0% 27.6% 32.7% 31.2% Revenue decreased 1.0%, with strong organic growth offset by an 8.6 percentage point adverse impact from foreign exchange movements, particularly with regards to the South African rand, Turkish lira and Egyptian pound. On an organic basis service revenue was up 7.7%* driven by strong commercial momentum in South Africa, Turkey and Egypt. Adjusted EBITDA increased 4.0%, including a 9.2 percentage point adverse impact from foreign exchange movements. On an organic basis, adjusted EBITDA grew 13.2%*, driven by service revenue growth and a continued focus on cost control and efficiencies to offset inflationary pressures. Other activity Vodacom Vodacom Group service revenue increased 4.1%* (Q3: 4.0%*, Q4: 3.8%*), supported by strong customer additions, data usage and enterprise growth in South Africa. Vodacom’s International operations were impacted by a change in customer registration requirements in the prior year, which slowed customer growth during the period. In South Africa service revenue grew 5.6%* (Q3: 5.6%*, Q4: 5.6%*), with continued strong customer growth in both the prepaid and contract base supported by our effective segmentation strategy. We added 3.2 million prepaid mobile customers (Q4: 1.2 million) in the year and contract churn remained at historically low levels. Data revenue growth remained strong at 20% for the year, supported by growth in active data Reported change % (including M&A) pps Foreign exchange pps Organic* change % customers (19.5 million), data bundle sales (almost 500 million sold during the year, up 45%), and higher usage. Voice revenue fell by 3.7%*, Revenue – AMAP (1.0) (0.2) 8.6 7.4 Service revenue Vodacom 0.6 – 3.5 4.1 O ther AMAP (2.0) – 12.8 10.8 A MAP (0.9) – 8.6 7.7 Adjusted EBITDA Vodacom 1.7 – 3.2 4.9 Other AMAP 6.7 – 18.0 24.7 A MAP 4.0 – 9.2 13.2 AMAP adjusted operating profit 15.3 – 9.9 25.2 with the pace of decline slowing in the final quarter due to the success of our personalised voice bundle strategy on our “Just 4 You” platform. Our market-leading network has now reached 76% 4G coverage (up from 58% in the prior year), and we have 6.0 million 4G customers. Vodacom’s international operations outside South Africa, which now represent 22.5% of Vodacom Group service revenue, grew 2.3%* (Q3: 1.9%*, Q4: 0.5%*) supported by commercial actions such as the introduction of “Just 4 You” personalised offers across all markets. Commercial momentum stabilised towards the end of the year as we began to lap the changes in customer registration requirements in Tanzania, the DRC and Mozambique, while political and economic disruptions adversely impacted the DRC’s performance. M-Pesa customers totalled 10 million in Q4 (up from 6.8 million the prior year). Vodacom Group adjusted EBITDA grew 4.9%*, with a 0.9 percentage point adjusted EBITDA margin improvement to 39.0%. In South Africa, margin improvement was supported by a subsidy shift towards data enabled devices, improved channel efficiencies, rationalisation of offices and network cost savings. International margins declined modestly as revenue growth was lower than underlying cost inflation. Other AMAP Service revenue grew by 10.8%* (Q3: 10.5%*, Q4: 9.8%*), with strong local currency growth in Turkey, Egypt and Ghana. Service revenue in Turkey was up 16.0%* (Q3: 15.0%*, Q4: 13.9%*), supported by good growth in consumer contract, strong fixed customer momentum and a robust performance in Enterprise. Adjusted EBITDA grew 29.9%*, with an adjusted EBITDA margin improvement of 2.5 percentage points to 21.2% driven by lower commercial spend and improved operating cost control. Egypt service revenue grew by 15.6%* (Q3: 19.6%*, Q4: 22.8%*) as rising data penetration drove higher ARPU. Adjusted EBITDA grew 22.7%*, with a 2.6 percentage point adjusted EBITDA margin improvement to 44.4% as revenue growth and cost discipline more than offset high inflationary pressures.

 Vodafone Group Plc Annual Report on Form 20-F 2017 41 In New Zealand, service revenue was up 0.8%* (Q3: flat*, Q4: 0.3%*) with strong fixed performance and mobile customer growth across both consumer and Enterprise. In February 2017, the New Zealand Commerce Commission (‘NZCC’) did not approve the proposed merger with Sky Network Television. We are reviewing the reasoning of the NZCC and have reserved the right to appeal the decision. Associates and joint ventures Safaricom, Vodafone’s 40% associate, which is the number one mobile operator in Kenya, achieved local currency service revenue growth of 14.8% for the year and local currency adjusted EBITDA growth of 24.6% (20.6% excluding a current year benefit), driven by data and M-Pesa. 40 out of 47 targeted regions (counties) now have 4G coverage. During the year the Group received €214 million in dividends from Safaricom. Vodafone Hutchison Australia (‘VHA’), in which Vodafone owns a 50% stake, continued to perform solidly in a competitive environment. VHA continued to grow service revenue (excluding MTRs), driven by growth in our contract customer base and ARPU. Local currency adjusted EBITDA grew 19.0%, driven by an increase in underlying revenue and strong commercial cost discipline. Indus Towers, the Indian towers company in which Vodafone has a 42% interest, will be excluded from the perimeter of the Idea merger. Indus achieved local currency revenue growth of 6.2% and adjusted EBITDA growth of 0.3% for the year. Indus owned 122,730 towers as at 31 March 2017, with a tenancy ratio of 2.35x. Our share of Indus’ adjusted EBITDA for the year was €410 million and its contribution to Vodafone Group adjusted operating profit was €98 million. During the year the Group received €126 million in dividends from Indus Towers. India1 On 20 March 2017, Vodafone announced an agreement to combine its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers), with Idea Cellular. The transaction is subject to regulatory approvals and is expected to close during calendar 2018. The combined company will be jointly controlled by Vodafone and the Aditya Birla Group. Vodafone India has been classified as discontinued operations for Group reporting purposes. From an operational perspective, the Group remains highly focused on the management of the business and committed to its success, both prior to the completion of the merger and thereafter. The results of Vodafone India are detailed below. With effect from 1 April 2016, the Group changed the reporting of certain dealer commissions in India. Annual and quarterly organic growth rates for the year ended 31 March 2017 of Vodafone India have been amended to exclude the impact of this change, which had no effect on earnings or cash flows. Service revenue declined 0.7%* (Q3: -1.9%*, Q4: -11.5%*) as a result of heightened competitive pressure following free services offered by the new entrant during the second half of the year. The slowdown in Q4, as expected, was due to the ongoing impact of free services, which dragged on data and voice pricing, compounded by the leap year benefit in the prior period. However, we grew our overall customer base during the year and retained our high value customers. Data browsing revenue declined by 16%* in Q4 compared to +0.6%* in Q3. Our active data customer base returned to growth in the quarter, increasing to 66.9 million (Q3: 65.0 million), mainly reflecting a 2.7 million increase in our 3G/4G customer base to 37.7 million (adding 10 million customers in the year). Unit prices declined 38% year-on-year (Q3: -11%), although this helped to stimulate 40% growth in monthly data usage per 3G/4G customer to 636 MB (Q3: 505 MB). Voice revenue declined 13%* in Q4 (Q3: -3.0%*) as the benefit of higher incoming volumes and a larger customer base was offset by a 22% year-on-year decline in voice prices as the market moved to unlimited voice propositions. Total mobile customers increased 4.4 million in the quarter, giving a closing customer base of 209 million. Following the Indian spectrum auction in October, we now offer 4G services in 18 circles, up from 9 circles prior to the auction. These circles cover around 92% of service revenues and 96% of our data revenues. Adjusted EBITDA declined 10.5%*, with a 2.2 percentage point deterioration in adjusted EBITDA margin to 27.3%. This reflected lower revenues in the second half of the year and higher costs as a result of 4G network expansion, partially offset by lower intra circle roaming fees and an underlying reduction in operating costs. In the first half of the 2017 financial year, the Group recorded a non- cash impairment of €6.4 billion (€5.0 billion net of tax), relating to our Indian business. This was driven by lower projected cash flows within our business plan as a result of increased competition in the market. Impairment testing at 31 March 2017, following the announcement of the merger of Vodafone India with Idea Cellular, gave rise to a partial reversal of that impairment. As a result, the impairment charge for the 2017 2016 % change year reduced to €4.5 billion (€3.7 billion net of tax). €m €m Reported Organic* Revenue 5,853 6,161 (5.0) Service revenue 5,834 6,135 (4.9) (0.7) Other revenue 19 26 Direct costs (1,583) (1,835) Customer costs (313) (287) Operating expenses (2,361) (2,224) Adjusted EBITDA 1,596 1,815 (12.1) (10.5) Depreciation and amortisation (1,116) (1,276) Adjusted operating profit 480 539 (10.9) Adjustments for: Impairment loss2 (4,515) – Other (136) (116) Operating (loss)/profit) (4,171) 423 Adjusted EBITDA margin 27.3% 29.5% Notes: 1 The results of Vodafone India are classified as discontinued operations in accordance with IFRS. 2 Year ended 31 March 2017 includes a gross impairment charge of €4.5 billion (2016: €nil) recorded in respect of the Group’s investment in India, which together with the recognition of an associated €0.8 billion deferred tax asset, led to an overall €3.7 billion reduction in the carrying value of Vodafone India. Notes: References to “Q4” are to the quarter ended 31 March 2017 unless otherwise stated. References to “Q3” are to the quarter ended 31 December 2016 unless otherwise stated. References to the “second half of the year” or “H2” are to the six months ended 31 March 2017 unless otherwise stated. References to the “year” or “financial year” are to the financial year ended 31 March 2017 and references to the “prior financial year” are to the financial year ended 31 March 2016 unless otherwise stated. All amounts in the Operating Results section marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth, adjusted EBITDA, adjusted operating profit, adjusted EBITDA margin and adjusted profit attributable to owners of the parent are alternative performance measures. Alternative performance measures are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Alternative performance measures” on page 205 for further details and reconciliations to the respective closest equivalent GAAP measure.

 42 Vodafone Group Plc Annual Report on Form 20-F 2017 Financial position and resources Consolidated statement of financial position The consolidated statement of financial position is set out on page 100. Details on the major movements of both our assets and liabilities in the year are set out below: Contractual obligations and commitments A summary of our principal contractual financial obligations and commitments is shown below. Payments due by period €m Assets Goodwill and other intangible assets Goodwill and other intangible assets decreased by €12.4 billion to €46.2 billion. The decrease primarily arose as a result of €9.8 billion of assets relating to India which were transferred to assets held for sale (see below). Other movements comprise €2.6 billion of additions, including €0.4 billion for spectrum additions, primarily in Egypt, plus €2.2 billion of software additions which were partly offset by €4.8 billion of amortisation and €0.4 billion of unfavourable foreign exchange movements. Property, plant and equipment Property, plant and equipment decreased by €5.3 billion to €30.2 billion, principally due to €5.4 billion of additions driven by continued investment in the Group’s networks, offset by unfavourable foreign exchange movements of €0.7 billion, €6.3 billion of depreciation charges and €3.7 billion transferred to assets held for sale (see below). Other non-current assets Other non-current assets decreased by €3.9 billion to €35.5 billion, mainly due to €4.0 billion decrease in deferred tax assets largely due to the reduction of tax losses in Luxembourg (see note 6 for further details) and a €1.2 billion reduction in other investments following the repayment of US$2.5 billion of loan notes issued by Verizon Communications Inc., partly offset by a €2.7 billion increase in investment in associates and joint ventures following the creation of the VodafoneZiggo joint venture in the Netherlands during the year. Current assets Current assets decreased by €6.4 billion to €25.5 billion which includes a €4.1 billion decrease in cash and cash equivalents, €1.3 billion reduction in taxation recoverable and a €1.7 billion decrease in trade and other receivables. Assets and liabilities held for sale Assets and liabilities held for sale at 31 March 2017 of €17.2 billion and €11.8 billion respectively, relate to our operations in India following the agreement to combined with Idea Cellular. Amounts at 31 March 2016 related to our operations in the Netherlands, which were combined with those of Liberty Global Plc to form VodafoneZiggo, a 50:50 joint venture, on 31 December 2016. Total equity and liabilities Total equity Total equity decreased by €11.4 billion to €73.7 billion largely due to €4.1 billion of dividends paid to equity shareholders and non- controlling interests and the total comprehensive loss for the year of €7.4 billion. Non-current liabilities Non-current liabilities decreased by €3.1 billion to €38.6 billion, primarily due to a €2.5 billion decrease in long-term borrowings. Current liabilities Current liabilities decreased by €11.2 billion to €30.6 billion mainly due to a €8.2 billion decrease in short-term borrowings and a €3.1 billion decrease in trade and other payables. Trade payables at 31 March 2017 were equivalent to 45 days (2016 restated: 42 days) outstanding, calculated by reference to the amount owed to suppliers as a proportion of the amounts invoiced by suppliers during the year. It is our policy to agree terms of transactions, including payment terms, with suppliers and it is our normal practice that payment is made accordingly. Contractual obligations and commitments1 Total < 1 year 1–3 years 3–5 years >5 years Borrowings2 56,615 14,127 8,589 8,769 24,130 Operating lease commitments3 9,429 2,522 2,623 1,591 2,693 Capital commitments3,4 2,140 1,715 330 71 24 Purchase commitments5 7,280 4,727 1,601 490 462 Total 75,464 23,091 13,143 10,921 27,309 Notes: 1 This table includes commitments in respect of options over interests in Group businesses held by non-controlling shareholders (see “Potential cash outflows from option agreements and similar arrangements” on page 147) and obligations to pay dividends to non-controlling shareholders (see “Dividends from associates and to non-controlling shareholders” on page 147). The table excludes current and deferred tax liabilities and obligations under post employment benefit schemes, details of which are provided in notes 6 “Taxation” and 26 “Post employment benefits” respectively. The table also excludes the contractual obligations of associates and joint ventures. 2 See note 21 “Borrowings”. 3 See note 29 “Commitments”. 4 Primarily related to spectrum and network infrastructure. 5 Primarily related to device purchase obligations. Dividends Dividends will continue to be declared in euros and paid in euros, pounds sterling and US dollars, aligning the Group’s shareholder returns with the primary currency in which we generate free cash flow. The foreign exchange rate, at which future dividends declared in euros will be converted into pounds sterling and US dollars, will be calculated based on the average exchange rate over the five business days during the week prior to the payment of the dividend. In May 2016, the Board determined that future dividend growth would be calculated from the level of 14.48 eurocents per share for the year ended 31 March 2016 (six months ended 30 September 2015: 4.65 eurocents per share), which is equivalent to the total dividend payout of 11.45 pence for the year ended 31 March 2016 (six months ended 30 September 2015: 3.68 pence) at the 31 March 2016 foreign exchange conversion rate of £:€1.2647. The Board is recommending a final dividend per share of 10.03 eurocents, representing a 2% increase over the prior financial year’s final dividend per share based on the 31 March 2016 foreign exchange conversion rate of £1:€1.2647. The ex-dividend date for the final dividend is 8 June 2017 for ordinary shareholders, the record date is 9 June 2017 and the dividend is payable on 4 August 2017. Dividend payments on ordinary shares will be paid directly into a nominated bank or building society account.

 Vodafone Group Plc Annual Report on Form 20-F 2017 43 Liquidity and capital resources Our liquidity and working capital may be affected by a material decrease in cash flow due to a number of factors as outlined in “Identifying our risks” on pages 28 to 34. In addition to the commentary on the Group’s consolidated statement of cash flows below, further disclosure in relation to the Group’s objectives, policies and processes for managing its capital, its financial risk management objectives, details of its financial instruments and hedging activities and its exposures to credit risk and liquidity risk can be found in “Borrowings”, “Liquidity and capital resources” and “Capital and financial risk management” in notes 21, 22 and 23 respectively to the consolidated financial statements. Cash flows A reconciliation of cash generated by operations to free cash flow, a non-GAAP measure used by management, is shown on page 206. A reconciliation of adjusted EBITDA to the respective closest equivalent GAAP measure, operating profit, is provided in note 2 “Segmental analysis” to the consolidated financial statements. The reconciliation to net debt is shown below. Operating free cash flow Operating free cash flow increased €2.4 billion as stable adjusted EBITDA and working capital outflows predominantly relating to the final payments for Project Spring were offset by lower capital additions, which decreased by €2.9 billion to €7.7 billion following the completion of the Project Spring investment programme last financial year. Capital additions Capital additions were 16.1% of Group revenues, at the top-end of the Group’s “mid-teens” guidance range for capital intensity as a percentage of revenues, reflecting increased success-based capex as a result of strong customer growth. Free cash flow Free cash flow was €4.1 billion, an increase of €2.8 billion from the prior year, driven by higher operating free cash flow, lower interest paid and higher dividends from Indus Towers, Safaricom and VodafoneZiggo. Licence and spectrum payments Licence and spectrum payments include amounts relating to the purchase of spectrum in Germany of €0.1 billion and €0.3 billion in Egypt (2016: €1.9 billion in Germany, €0.8 billion in Turkey, €0.2 billion in Italy and €0.1 billion in the UK). Restated1 2017 €m 2016 €m Acquisitions and disposals Adjusted EBITDA 14,149 14,155 Capital additions2 (7,675) (10,561) Working capital (984) (704) Disposal of property, plant and equipment 43 164 Other 94 154 Operating free cash flow3 5,627 3,208 Taxation (761) (738) Dividends received from associates and investments 433 92 Dividends paid to non-controlling shareholders in subsidiaries (413) (309) Interest received and paid (830) (982) Free cash flow3 4,056 1,271 Licence and spectrum payments (474) (3,182) Acquisitions and disposals 460 (130) Equity dividends paid (3,714) (4,088) Convertible issue – 3,548 Foreign exchange (1,372) 262 Other4 (1,324) (1,428) Net debt increase (2,368) (3,747) Opening net debt (28,801) (25,054) Closing net debt3 (31,169) (28,801) Vodafone India net debt (8,114) Closing net debt (statutory basis) (36,915) Notes: 1 Cash flows and funding for the year ended 31 March 2016 excludes the cash flows, funding and net debt of Vodafone India. 2 Capital additions include the purchase of property, plant and equipment and intangible assets, other than licence and spectrum, during the year. 3 Operating free cash flow and free cash flow for the year ended 31 March 2017 excludes €266 million (2016: €252 million) of restructuring costs. Operating free cash flow and free cash flow are alternative performance measures which are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Alternative performance measures” on page 205 for reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 218 for further details. 4 Other cash flows for the year ended 31 March 2017 include €2,366 million (2016: €nil) received from the repayment of US$2.5 billion of loan notes issued by Verizon Communications Inc. and €3,571 million (2016: €1,162 million) from a capital injection Acquisitions and disposals include €0.6 billion of proceeds following the merger of Vodafone Netherlands and Ziggo during the year. Convertible issue Last year, we received €3.5 billion of proceeds from the issue of £2.9 billion of mandatory convertible bonds in February 2016. Foreign exchange A foreign exchange loss of €1.4 billion was recognised on net debt as a result of the adverse translation impact of closing foreign exchange rates, mainly due to movements in the pound sterling, US dollar and South African rand against the euro. Net debt Closing net debt at 31 March 2017 of €31.2 billion (2016: €28.8 billion) excludes net debt of Vodafone India, which is instead included in assets and liabilities held for sale on the consolidated statement of financial position. In addition, net debt excludes £2.8 billion of mandatory convertible bonds issued in February 2016, which are classified as equity after taking into account the cost of future coupon payments. The Group now holds US$2.5 billion of Verizon loan notes and €1.0 billion of shareholder loans to VodafoneZiggo, both of which are not included within net debt. Net debt includes includes liabilities of €1.8 billion (2016: €1.8 billion) relating to minority holdings in KDG and certain bonds which are reported at an amount €2.0 billion higher than their euro-equivalent cash redemption value as a result of hedge accounting under IFRS. This year’s report contains the Strategic Report on pages 1 to 43, which includes an analysis of our performance and position, a review of the business during the year, and outlines the principal risks and uncertainties we face. The Strategic Report was approved by the Board and signed on its behalf by the Chief Executive and Chief Financial Officer. into Vodafone India. /s/ Vittorio Colao Vittorio Colao Chief Executive /s/ Nick Read Nick Read Chief Financial Officer 16 May 2017

 44 Vodafone Group Plc Annual Report on Form 20-F 2017 Chairman’s governance statement Committed to the highest standards of governance Integrity and accountability are at the heart of everything we do and are integral to creating long-term value for our shareholders. We are in full compliance with the 2014 UK Corporate Governance Code. Board highlights of the year As a Board we try to spend quality time on those aspects of governance that contribute most to the success of the Company; the development of a strategy with an attractive value creation potential, having the right people and processes for its successful implementation, monitoring progress against plan and managing risk in an ever more volatile external environment. The Board held its annual strategy meeting and a Board meeting in Rome, providing an opportunity for the Directors to meet our Italian colleagues, customers and other stakeholders. During the year several aspects of the strategy were explored in further detail through strategy “deep dives”. The rapidly evolving competitive situation in India was a recurring item on the Board’s agenda, eventually resulting in the Board’s approval of the proposed merger of Vodafone India and Idea Cellular, announced in March 2017. The Board also supported and approved the creation of VodafoneZiggo, a joint venture in the Netherlands established to deliver converged consumer services and a further illustration of the execution of our convergence and enterprise strategy. The Board paid a special visit to our UK local business, with detailed discussions focused on performance and trends in our UK consumer and enterprise base, customer services operations and network operations. Board engagement with operations is also an important aspect of our focus on talent development and succession planning. More detail of these meetings and other topics on the Board’s agenda can be found on pages 52 and 53. Contents Culture and governance The Board is committed to ensuring there is a strong and effective system of corporate governance in place to support the successful execution of Vodafone’s strategy. During the period under review (and as of the date of publication of this report) we have fully complied with the provisions and applied the main principles of the 2014 UK Corporate Governance Code. We intend to be in full compliance with the 2016 UK Corporate Governance Code which will apply to us in our 2017–18 financial year. Good governance and a commitment to operating with integrity is central to our culture, at all levels and in all parts of our business. The environment in which we operate evolves continuously, shaped by emerging trends in consumer behaviours and expectations, shifts in regulatory and legal requirements and changing attitudes towards the role of large companies in society. Our internal culture evolves accordingly as we seek to ensure that the way in which we work conforms to our many stakeholders’ highest expectations. Everyone who works with us is required to comply with our Business Principles (the values we respect) and our Code of Conduct (the behaviours we expect) at all times, reinforced through what we call The Vodafone Way, which sets out the type of organisation we want to be. An overview of The Vodafone Way, our Business Principles and our Code of Conduct can be found on pages 24 and 25. The Board and Executive Committee are critical in setting the tone of the organisation and play a key role in embedding our culture throughout the Group, in order to ensure that Vodafone’s reputation is protected effectively. More information on our culture can be found on page 46. The success of our business is dependent on the Board taking decisions for the benefit of its members as a whole and in doing so having regard for all its stakeholders: its employees, its suppliers, customers and the wider community and environment. This is consistent with the Group’s core and sustainable business objectives. It is always rewarding to see instances of our governance being recognised externally. I was delighted that Vodafone was the winner 44 Chairman’s governance statement 46 Leadership structure 48 Board of Directors 50 Executive Committee 52 Board activities 54 Board evaluation, induction and training 56 Nominations and Governance Committee 57 Audit and Risk Committee 64 Communicating with our shareholders 66 Our US listing requirements 6=7 Directors’ remuneration 86 Directors’ report of the Best Audit Disclosure award at the ICSA: The Governance Institute Awards 2016. We will always strive to ensure that our governance processes are in line with latest best practice and that our approach to disclosure is clear and transparent. Board changes and diversity In January 2017, we announced the appointment of Maria Amparo Moraleda Martinez as a Non-Executive Director with effect from 1 June 2017. Amparo is an international business leader with an engineering We comply with the corporate governance statement requirements pursuant to the FCA’s Disclosure Guidance and Transparency Rules by virtue of the information included in this “Governance” section of the Annual Report together with information contained in the “Shareholder information” section on pages 190 to 196. background and IT and technology expertise. She will be a valuable addition to the Board and will become a member of the Audit and Risk Committee.

 Vodafone Group Plc Annual Report on Form 20-F 2017 45 In this section… Transactions in India and the Netherlands The Board approved the intended merger of Vodafone India and Idea Cellular and the creation of VodafoneZiggo in the Netherlands. For more information: Pages 52 and 53 In March we announced that Nick Land and Phil Yea will not seek re-election at our Annual General Meeting in July 2017 after more than ten years of service. On behalf of the Board, I would like to express our thanks and appreciation to Nick and Phil for their valuable contributions. Details of the resulting changes to the Board and its Committees are detailed in the Nominations and Governance Committee Report on page 56. The Board believes that diversity, both in the boardroom and throughout the organisation, is key to our success. I am pleased to report that 25% of our Board roles are currently held by women; furthermore, after the AGM in July 2017, this percentage will rise to 36%. We are also looking at measures to increase diversity on the boards of our subsidiary businesses in local markets. Details of our commitment to increase the number of women throughout our organisation can be found on page 21. Board meeting in Italy The Board went to Rome in October for a Board meeting and annual strategy meeting. For more information: Page 52 The Board’s review of the UK business The Board visited our UK business with focused discussions on Customer eXperience eXcellence and technology. For more information: Pages 52 and 53 Listening to our shareholders Effective communication with our shareholders is fundamental to our success. We strive to communicate our strategy and activities clearly to all our shareholders. We also welcome active engagement with all of our shareholders to answer their questions and receive their feedback. Further details of our approach to shareholder engagement can be found on pages 64 and 65. Shareholders will vote this year on the adoption of our remuneration policy. That vote, which is binding, is in line with the requirement that the policy receives shareholder approval at least every three years. The full remuneration policy is set out on pages 71 to 76. Objectives for the year ahead Alignment with the UK Corporate Governance Code We have structured this year’s report in the following way, based upon the principles set out in the UK Corporate Governance Code. Leadership The Board has clear divisions of responsibility and is collectively responsible for the long-term success of Vodafone. For more information: Pages 46 to 51 Effectiveness We evaluate the balance of experience, skills, knowledge and independence of the Board to ensure we are effective. For more information: Pages 52 to 56 Your Board remains committed to ensuring the highest standards of corporate governance across the Group in all aspects of the delivery of our strategy. I am confident that the Directors and our senior leaders understand fully that how we work is as important as what we achieve and that, throughout the organisation as a whole, there is a rigorous focus on the importance of compliance and integrity when meeting the challenges, and seizing the opportunities, over the year ahead. /s/ Gerard Kleisterlee Gerard Kleisterlee Chairman 16 May 2017 Accountability We present a fair, balanced and understandable assessment of Vodafone’s position and prospects. Our decisions are discussed within the context of the risks involved. For more information: Pages 57 to 63 Relations with shareholders Strong relationships with our shareholders are crucial for the successful execution of our strategy. For more information: Pages 64 and 65 Remuneration Director remuneration is set to promote the long-term success of Vodafone. For more information: Pages 67 to 85

 46 Vodafone Group Plc Annual Report on Form 20-F 2017 Leadership Leadership structure Creating the right culture through our governance framework The Board is responsible for maintaining a strong and effective governance system throughout the Group. How the Board operates The Board is collectively responsible for the oversight and success of our business. There is a clear division of responsibilities between the Chairman, who was independent on appointment, and the Chief Executive. The Board held seven scheduled meetings during the year and additional meetings were held as required. The meetings are structured to allow open discussion. At each Board meeting, the Chairman also met with the Non-Executive Directors without the Executives present. Information on the matters considered at the Board meetings are set out on pages 52 and 53. All of our Directors attended all Board meetings and their respective Committee meetings during the financial year. No apologies for absence were received. Culture: setting the tone from the top The Board recognises that a healthy corporate culture is fundamental to our business purpose and strategy. Vodafone’s culture is defined through The Vodafone Way, our Business Principles and the Code of Conduct. Together these set out what we expect from our employees and how we expect business to be carried out. By embedding The Vodafone Way into our processes, we strive for a culture of speed, simplicity and trust. Our culture is not static and has evolved over time, reflecting the changing environment we operate in. Our Code of Conduct, which includes details of our Business Principles and The Vodafone Way, can be found on our website, vodafone.com/ governance. Our leaders have a critical role in setting the tone of our organisation and championing the behaviours we expect to see. The Executive Committee led campaigns and engagement throughout the year to highlight our values, beliefs and business approach to health and safety, business integrity, The Vodafone Way, Customer eXperience eXcellence, diversity and inclusion. Various indicators are used to monitor and provide insight into our culture, including employee engagement, health, safety and wellbeing measures and diversity indicators. The state of our culture is assessed through compliance reviews, internal audit and formal and informal channels for employees to speak up and we ensure action is taken to address behaviour that falls short of our expectations. The Board Responsible for the overall conduct of the Group’s business including our long-term success; setting our values, standards and strategic objectives; reviewing our performance; and ensuring a successful dialogue with our shareholders. The Matters Reserved for the Board were last reviewed in March 2017 and can be found on our website vodafone.com/governance. Board Committees Delegated to by the Board and responsible for maintaining effective governance in the following areas: audit and risk, remuneration, Board composition, succession planning and corporate governance. Full details of the Committees’ responsibilities are detailed on the following page and in the Committee reports. The Committees’ terms of reference can be found on our website vodafone.com/governance. Executive Committee and other committees Responsible for implementing strategic objectives and realising competitive business performance in line with established risk management frameworks, compliance policies, internal control systems and reporting requirements. “It’s about doing things our way with strong beliefs and values built into the way we manage the business. These beliefs drive business decision making and that means driving customer excellence.” Vittorio Colao Chief Executive

Senior Independent Director Provides a sounding board to the Chair and appraises his performance Acts as intermediary for other Directors if needed Available to respond to shareholder concerns when contact through the normal channels is inappropriate Executive Committee Focuses on strategy implementation, financial and competitive performance, commercial and technological developments, succession planning and organisational development Non-Executive Directors Contribute to developing our strategy Scrutinise and constructively challenge the performance of management in the execution of our strategy Disclosure Committee Oversees the accuracy and timeliness of Group disclosures and approves controls and procedures in relation to the public disclosure of financial information Chief Executive Leads the business, implements strategy and chairs the Executive Committee Chief Financial Officer Responsible for the preparation and integrity of our financial reporting Risk and Compliance Committee Assists the Executive Committee to fulfil its accountabilities with regard to risk management and policy compliance Chairman Leads the Board, sets the agenda and promotes a culture of open debate between Executive and Non-Executive Directors Regularly meets with the Chief Executive and other senior management to stay informed Ensures effective communication with our shareholders Audit and Risk Committee Reviews the integrity, adequacy and effectiveness of the Group’s system of internal control, including the risk management framework and related compliance activities Nominations and Governance Committee Evaluates Board composition and ensures Board diversity and a balance of skills Reviews Executive succession plans to maintain continuity of skilled resource Oversees matters relating to corporate governance Remuneration Committee Sets, reviews and recommends the policy on remuneration of the Chairman, Executives and senior management team Monitors the implementation of the remuneration policy Audit and Risk: Pages 57 to 63 Remuneration: Page 67 Nominations and Governance: Page 56 Vodafone Group Plc Annual Report on Form 20-F 2017 47 Overview Strategy Performance Governance Financials Additional information

Leadership Board of Directors Vodafone Group Plc Annual Report 48 on Form 20-F 2017 Gerard Kleisterlee Chairman – Independent on appointment Tenure: 6 years Nationality: Dutch Skills and experience: Gerard has extensive experience of senior leadership of global businesses in the developed and emerging markets. He brings to the Group a deep understanding of the consumer electronics, technology and lifestyle industries gained from his career with Philips Electronics spanning over 30 years and continues to use this experience to oversee the development of Vodafone’s strategy and the effectiveness of its operations as a total communications company. Other current appointments: –– Royal Dutch Shell, non-executive director and member of the audit committee –– ASML, chairman of supervisory board Renee James Non-Executive Director Tenure: 6 years Nationality: American Skills and experience: Renee brings comprehensive knowledge of the high technology sector developed from her long career at Intel Corporation where she was appointed president. She is currently an operating Executive with the Carlyle Group. Her extensive experience of international management and the development and implementation of corporate strategy is an asset to the Board and Remuneration Committee. Other current appointments: –– The National Security Telecommunications Advisory Committee, chairman –– Carlyle Group, operating executive ––Oracle Corporation, non-executive director –– Citigroup Inc., non-executive director Sir Crispin Davis Non-Executive Director Tenure: 2 years Nationality: British Skills and experience: Sir Crispin has broad-ranging experience as a business leader within international content and technology markets from his roles as chief executive of Reed Elsevier and the digital agency, Aegis Group plc, and group managing director of Guinness PLC (now Diageo plc). He was knighted in 2004 for services to publishing and information. He brings a strong commercial perspective to Board discussions. Other current appointments: ––Hasbro, non-executive director ––Oxford University, trustee and member of the university board –– CVC Capital Partners, adviser Vittorio Colao Chief Executive – Executive Director Tenure: 10 years Nationality: Italian Skills and experience: With over 20 years’ experience working in the telecoms industry, Vittorio has extensive leadership skills developed within both Vodafone and the industry and is widely recognised as an outstanding leader in the telecoms sector. Vittorio became a member of the Board in October 2006 and was appointed Chief Executive in July 2008. Other current appointments: –– European Round Table of Industrialists, vice chairman ––Unilever PLC, non-executive director Nick Read Chief Financial Officer – Executive Director Tenure: 3 years Nationality: British Skills and experience: As Group Chief Financial Officer, Nick combines strong commercial and operational leadership with a detailed understanding of the industry and its challenges and opportunities. Nick has wideranging experience in senior finance roles both at Vodafone and other multinational companies including United Business Media plc and Federal Express Worldwide. Other current appointments: None Valerie Gooding cbe Non-Executive Director Tenure: 3 years Nationality: British Skills and experience: Valerie brings a wealth of international business experience obtained at companies with high levels of customer service including British Airways and as chief executive of BUPA which, together with her focus on leadership and talent, is greatly valuable to Board discussions. Other current appointments: –– TUI AG, non-executive director –– English National Ballet, trustee –– Royal Botanical Gardens, Kew, trustee –– Lawn Tennis Association Trust, chairman Experienced, effective and diverse leadership Our business is led by our Board of Directors. Biographical details of the Directors and senior management as at 16 May 2017 are as follows (with further information available at vodafone.com/board). Dr Mathias Döpfner Non-Executive Director Tenure: 2 years Nationality: German Skills and experience: Mathias brings wide-ranging experience within the global digital media industry to the Board. Having led his business, Axel Springer SE, through a highly successful transition into digital and international markets, he provides a digital perspective to the Board’s strategy. Other current appointments: –– Axel Springer SE, chairman and chief executive officer –– Time Warner and Warner Music Group, member of the board of directors –– Business Insider Inc., chairman of the board of directors –– American Academy, American Jewish Committee and the European Publishers Council, holds honorary offices –– St John’s College, University of Cambridge, member Dame Clara Furse Non-Executive Director Tenure: 2 years Nationality: British and Canadian Skills and experience: Dame Clara brings to the Board a deep understanding of international capital markets, regulation, service industries and business transformation developed from her previous roles as chief executive officer of the London Stock Exchange Group plc and Credit Lyonnais Rouse Ltd. Her financial proficiency is highly valued as a member of the Audit and Risk Committee. In 2008 she was appointed Dame Commander of the Order of the British Empire. Other current appointments: ––HSBC UK, non-executive chairman –– Amadeus IT Group SA, non-executive director N A R A R R N

Vodafone Group Plc Annual Report on Form 20-F 2017 49 Overview Strategy Performance Governance Financials Additional information Board analysis (Non-Executive Directors) Areas of experience Board analysis Nationality David Nish Non-Executive Director Tenure: 1 year Nationality: British Skills and experience: David has wide-ranging operational and strategic experience as a senior leader and has a strong understanding of financial and capital markets through his previous directorships which include chief executive officer and chief financial offer of Standard Life plc and chief financial officer of Scottish Power plc. Other current appointments: ––HSBC Holdings Plc, non-executive director –– London Stock Exchange Group Plc, non-executive director ––UK Green Investment Bank Plc, non-executive director –– Zurich Insurance Group, board member –– Council of the Institute of Chartered Accountants of Scotland, member Phil Yea Senior Independent Director Tenure: 11 years Nationality: British Skills and experience: Phil’s experience as chief financial officer of Diageo plc and in the private equity industry at Investcorp and 3i Group plc, together with knowledge of the Vodafone Group, makes him a valued member of the Board. Phil will be stepping down from the Vodafone Board in July 2017. Other current appointments: –– Aberdeen Asian Smaller Companies Investment Trust PLC, non-executive director –– The Francis Crick Institute, director of the trustee board –– Computacenter PLC, non-executive director ––Marshall of Cambridge (Holdings) Ltd, non-executive director ––Greene King plc, chairman Nick Land Non-Executive Director Tenure: 10 years Nationality: British Skills and experience: After a career spanning 36 years at Ernst & Young where Nick was executive chairman, he brings strong financial expertise and experience of dealing with major corporations in many parts of the world to the Board and to his role as Chairman of the Audit and Risk Committee. Nick will be stepping down from the Vodafone Board in July 2017. Other current appointments: –– Financial Reporting Council, non-executive director –– The Vodafone Foundation, chairman of the board of trustees –– Thames Water Utilities Ltd, non-executive director ––Dentons UKMEA LLP, adviser Samuel Jonah kbe Non-Executive Director Tenure: 8 years Nationality: Ghanaian Skills and experience: Samuel brings experience of business operations in emerging markets, particularly Africa. Previously executive president of AngloGold Ashanti Ltd, he provides an international, commercial perspective to Board discussions. Other current appointments: ––Global Advisory Council of Bank of America, member –– President of Togo, adviser –– Iron Mineral Beneficiation Services, non-executive chairman –– Jonah Capital (Pty) Limited, executive chairman ––Hollard (formerly Metropolitan) Insurance Company Limited, chairman –– The Investment Climate Facility, member of trustee board R A A Key to Committee membership: A Audit and Risk N Nominations and Governance R Remuneration Red background denotes Committee Chairman Board analysis Tenure Board analysis Gender 0–3 years 56% Female 25% Male 75% Telecoms 2 Technology 3 Canadian/British 1 Consumer goods 3 Emerging markets 1 Dutch 1 Ghanaian 1 British 6 German 1 American 1 Italian 1 4–6 years 11% 7+ years 33% (Non-Executive Directors) Finance 4 Media 2 N A Services 1

Executive Committee Vodafone Group Plc Annual Report 50 on Form 20-F 2017 Serpil Timuray Chief Commercial Operations and Strategy Officer Tenure: <1 year Nationality: Turkish Responsibilities: Serpil is responsible for Vodafone’s global commercial operations and strategy, as well as innovation and transformation projects, including the Customer eXperience eXcellence global programme. Previous roles include: –– Vodafone, Regional Chief Executive Officer – Africa, Middle East and Asia-Pacific Region (AMAP) (2013–2016) –– Vodafone Turkey, Chief Executive Officer (2009–2013) ––Danone Turkey, chief executive officer (2002–2008), marketing director with additional sales director role (1999–2002) –– Procter & Gamble Turkey, various marketing roles including executive committee member (1991–1999) Membership The Committee includes the Executive Directors and the senior managers as detailed below. Tenure refers to length of service in role. Committee Meetings The Committee meets 11 times a year and typical agenda items include: –– strategy; –– substantial business developments and projects; –– Chief Executive’s update on the business and the business environment; –– updates on business performance; –– Group function heads’ updates; –– talent; –– presentations on various topics, for example, from the Group Financial Controlling and Operations Director, the Group Audit Director and the Group Risk and Compliance Director; and –– competitor performance analysis. Ronald Schellekens Group Human Resources Director Tenure: 8 years Nationality: Dutch Responsibilities: Ronald is responsible for leading Vodafone’s people and organisation strategy which includes developing strong talent and leadership, effective organisations, strategic capabilities and an engaging culture and work environment, thereby building strong capabilities in Vodafone to deliver growth. Previous roles include: –– Royal Dutch Shell, HR executive vice president (2003–2008) –– PepsiCo, senior vice president (1994–2003) –– AT&T Network Systems, various human resources roles (1986–1994) Delivering our strategy, driving performance Chaired by Vittorio Colao, the Executive Committee focuses on managing Vodafone’s business affairs as a whole, which includes the delivery of a competitive strategy, developing our financial structure and planning, driving financial performance and ensuring good succession planning and talent pipeline. Each year the Committee conducts a strategy review to identify key strategic issues facing Vodafone to be presented to the Board. The agreed strategy is then used as a basis for developing the upcoming budget and three-year operating plans. Matthew Kirk Group External Affairs Director Tenure: 8 years Nationality: British Responsibilities: Matthew leads Vodafone’s engagement with external stakeholders (including governments, regulators, international institutions, the media and industry commentators) in order to project Vodafone’s position on the contribution of our industry to broader policy objectives and on issues of importance to our customers and to the communities in which Vodafone operates. He is also responsible for security, and for the Vodafone Foundation, of which he is a Trustee. At the end of July, he will be standing down from the Executive Committee and Joakim Reiter will replace him as a member of the Executive Committee and as Group External Affairs Director. Previous roles include: –– British Ambassador to Finland (2002–2006) ––Member of the British Diplomatic Service (20+ years) Rosemary Martin Group General Counsel and Company Secretary Tenure: 7 years Nationality: British Responsibilities: Rosemary is responsible for managing Vodafone’s legal risk and for providing legal and company secretariat services to the Group. Previous roles include: –– Practical Law Company, chief executive officer (2008) –– Reuters Group Plc, various governance roles including group general counsel and company secretary (1997–2008) –– Rowe & Maw, partner (1990–1997) Vittorio Colao Chief Executive See page 48. Responsibilities: Vittorio leads the Executive Committee which is responsible for the definition, development and implementation of Vodafone’s strategy and policies. His role also involves managing the overall performance and organisation, as well as the operational and regulatory aspects within the Vodafone Group and reporting to the Board on them. Previous roles include: –– Various roles within the Vodafone Group including Deputy Chief Executive, Chief Executive, Europe, Chief Executive, Vodafone Italy (1994–2004) (2006–2008) –– RCS MediaGroup, chief executive (2004–2006) Nick Read Chief Financial Officer See page 48. Responsibilities: Nick is responsible for the overall financial performance of the Group, including financial planning, managing financial risks and overseeing the reporting of financial information in accordance with regulatory requirements. This includes accountability for finance, capital structure, tax, treasury, internal audit and M&A activities. Previous roles include: –– Various senior Vodafone roles including Regional Chief Executive AMAP and Chief Executive, Vodafone UK (2002–2014) –– Various senior finance roles in United Business Media plc, Fedex and Dixons Stores Group (1988–2002)

Vodafone Group Plc Annual Report on Form 20-F 2017 51 Overview Strategy Performance Governance Financials Additional information Aldo Bisio Chief Executive Officer – Vodafone Italy Tenure: 3 years Nationality: Italian Responsibilities: Aldo is responsible for: ––Defining Vodafone strategy in Italy in accordance with Group strategy and operating models; –– Executing the strategic vision into commercial plans; and –– Ensuring delivery against key performance indicators. Previous roles include: –– Ariston Thermo Group, chief executive officer/managing director (2008–2013) ––McKinsey & Company, senior partner (2007–2008) –– RCS Quotidiani, managing director (2004–2006) ––McKinsey & Company, a number of positions in strategic consultancy focusing on telecommunications and media industries (1992–2004) Vivek Badrinath Regional Chief Executive Officer – Africa, Middle East and Asia- Pacific Region (AMAP) Tenure: <1 year Nationality: French Responsibilities: Vivek oversees Vodafone’s operations in the Vodacom Group, India, Australia, Egypt, Ghana, Kenya, Qatar, New Zealand and Turkey. This includes: ––Defining Vodafone strategy in these local markets in accordance with Group strategy and operating models; –– Executing the strategic vision into commercial plans; and –– Ensuring delivery against key performance indicators. Previous roles include: –– AccorHotels, deputy chief executive (2014–2016) ––Orange, deputy chief executive (2013–2014) Dr Hannes Ametsreiter Chief Executive Officer – Vodafone Germany Tenure: 1 year Nationality: Austrian Responsibilities: Hannes is responsible for: ––Defining Vodafone strategy in Germany in accordance with Group strategy and operating models; –– Positioning Vodafone Germany as a gigabit company, strengthening its role as Germany’s leading TV provider and integrated player; –– Ensuring execution of strategic vision into commercial plans and delivery against KPIs; and –– Shaping Vodafone’s leadership role in digital technologies. Previous roles include: –– Telekom Austria, group chief executive officer (2009–2015) –– A1 Telekom, chief executive officer (2009) ––Mobilkom Austria/Telekom Austria, chief marketing officer (2001–2009) António Coimbra Chief Executive Officer – Vodafone Spain Tenure: 4 years Nationality: Portuguese Responsibilities: António is responsible for: ––Defining Vodafone strategy in Spain in accordance with Group strategy and operating models; –– Executing the strategic vision into commercial plans; and –– Ensuring delivery against key performance indicators. Previous roles include: –– Vodafone Portugal, Chief Executive Officer (2009–2012), Executive Committee member (1995–2009), Marketing and Sales Director (1992–1995) –– Apritel – Telco Association (on behalf of Vodafone Portugal), president (2005–2007) –– Vodafone Japan, Chief Marketing Officer (2004) ––Olivetti Portugal, marketing manager (1991–1992) Ahmed Essam Chief Executive Officer – Europe Cluster Tenure: <1 year Nationality: Egyptian Responsibilities: Ahmed oversees Vodafone’s operations in the Netherlands, Portugal, Ireland, Greece, Romania, Czech Republic, Hungary, Albania and Malta. This includes: ––Defining Vodafone strategy in these local markets in accordance with Group strategy and operating models; –– Executing the strategic vision into commercial plans; and –– Ensuring delivery against key performance indicators. Previous roles include: –– Vodafone Egypt, Chief Executive Officer (2014–2016) –– Vodafone Group, Group Commercial Director (2012–2014) –– Vodafone Egypt, variety of roles including customer care and consumer business unit director (1999–2012) Brian Humphries Group Enterprise Director Tenure: <1 year Nationality: Irish Responsibilities: Brian manages and leads Vodafone’s growing Global Enterprise business which provides total communications solutions to businesses. His responsibilities include Vodafone’s strategy and execution in the Enterprise market worldwide. He manages a portfolio which includes: Vodafone Global Enterprise, Vodafone Carrier Services, Internet of Things, Cloud & Hosting Services, Enterprise Marketing and Sales Operations as well as Enterprise Products and Operations and Operations and Enterprise Security Services. Previous roles include: ––Dell,EMC, president, enterprise solutions (2013–2017) ––Hewlett-Packard, variety of roles including senior vice president, emerging markets (2002–2013) Johan Wibergh Group Technology Officer Tenure: 2 years Nationality: Swedish Responsibilities: Johan is responsible for leading Vodafone’s global technology organisation. His role is integral to developing Vodafone’s convergence strategy on a global scale. Previous roles include: –– Ericsson, various roles including executive VP (1996–2015) Nick Jeffery Chief Executive Officer – Vodafone UK Tenure: <1 year Nationality: British Responsibilities: Nick is responsible for: ––Defining Vodafone’s strategy in the UK in accordance with Group strategy and operating models; –– Executing the strategic vision into commercial plans; and –– Ensuring delivery against key performance indicators. Previous roles include: –– Vodafone Group Enterprise, Chief Executive Officer (2013–2016) –– Cable & Wireless Worldwide, chief executive officer (2012–2013) –– Vodafone Global Enterprise, chief executive officer (2006–2012)

Effectiveness Board activities What the Board did this year Board activities are structured to develop the Group’s strategy and to enable the Board to support executive management on the delivery of the Group’s strategy within a transparent governance framework. Network Leadership Customer eXperience eXcellence Fit for Growth People and Culture Presentations from senior management, including the Group Technology Director, on the following topics: –– convergence risks and opportunities; –– developments in data analytics; –– our mobile network performance; and –– the implementation of our technology plan. Visit to the Group Technology hub and network operating centre in the UK including an overview of the current technology development A deep dive session on network and technology at Vodafone’s UK campus Regular updates from senior management on the progress of our Customer eXperience eXcellence programme, including details of the initiatives implemented in local markets to improve the customer experience and the relevant NPS Visits to Vodafone stores to gain an insight into the service customers receive A deep dive session on customer service at Vodafone’s UK campus 2017/18 budget and long-range plan 5+7 full year outlook Business development opportunities HR updates concerning talent capability, succession planning, pensions, culture and diversity Annual diversity policy Semi-annual health and safety report Presentation on effective organisation The Board’s discussions throughout the year focused on our strategic core programmes: Network Leadership, Customer eXperience eXcellence, Fit for Growth and People and Culture. The Board also regularly discussed governance, risk and reputation management and financial performance. The table below sets out a non-exhaustive list of the key areas of focus for the Board’s activities and topics discussed during the year. 52 Vodafone Group Plc Annual Report on Form 20-F 2017 Governance in action Board meeting in Italy The Directors went to Rome in October 2016 for a Board and annual strategy meeting which gave the Directors the opportunity to discuss the Group’s strategic direction, to consider regular Board topics, to receive in-depth presentations on Vodafone Italy’s business and to meet with the Vodafone Italy executive team. The Board also met customers, suppliers, politicians and other stakeholders of our Italian business, providing our Directors with better insight into our Italian company and the environment in which it operates. Governance in action Board approved the creation of the joint venture in the Netherlands In December 2016, the Board approved the 50:50 joint venture between Vodafone Netherlands and Liberty Global. The joint venture operates under both the Vodafone and Ziggo brands (VodafoneZiggo) and created a nationwide integrated communications provider combining the fibrerich broadband network of Ziggo with Vodafone’s nationwide 4G mobile coverage. In addition, the new combined management team will rapidly bring to market converged propositions for Dutch consumers, enterprises and the public sector.

Performance Governance Risk and regulatory Local market deep dives At every Board meeting discussed the Chief Executive’s report on performance of operations Regular review of the Chief Financial Officer’s report on financial performance Quarterly market metrics Full year preliminary results, Annual Report, notice of AGM and final dividend recommendation Half-yearly results and interim dividend recommendation Presentation on the Market Abuse Regulation Modern Slavery Act disclosure requirements Annual Director share dealing training Matters Reserved for the Board Committees’ terms of reference Delegations of authority Board effectiveness review Annual compliance and risk reports and year end assessment of internal control systems Presentation on security and cyber security risk Risk tolerance and risk management plans Implications of Brexit Semi-annual material litigation report Semi-annual electromagnetic field (EMF) report Presentations from the Group External Affairs Director Presentations on various Vodafone markets including: –– Germany; –– Spain; –– Turkey; –– Vodacom; –– the UK; –– European Cluster; –– AMAP; and –– Enterprise. Transformation initiatives in the AMAP region Spectrum auctions in Italy and India Vodafone Group Plc Annual Report on Form 20-F 2017 53 Overview Strategy Performance Governance Financials Additional information Governance in action Board approved merger in India The Board oversaw and approved the proposed merger of Vodafone India and Idea Cellular in March this year. The merger will create a new market leader to participate in India’s digital future. In approving the merger, the Board took into consideration the current market environment in India which has changed significantly in the past year and the projected synergies from the intended merger. Governance in action UK review: focus on customer excellence and technology The Board visited the Vodafone UK and Group Technology hub for Technology Enterprise Services and IT. As part of this review, the Board received a demonstration of the monitoring of business-critical fixed networks which Vodafone manages for its customers. Deep-dive sessions focused on the UK Enterprise business, network and technology, customer service and the consumer business. The customer service session reviewed the actions being taken to restore customer service satisfaction.

Effectiveness Board evaluation, induction and training Board development The Chairman is responsible for ensuring that all Non-Executive Directors receive ongoing training and development. Our Non-Executive Directors are conscious of the need to keep themselves properly briefed and informed about current issues. Topics covered at sessions attended by our Directors during the year were consumer, customer service, network and share dealing rules. Specific and tailored updates, delivered by the Group Financial Controlling and Operations Director, were also provided to the members of our Audit and Risk Committee during the year covering key themes surrounding financial and narrative reporting, and accounting and auditing standards. The Board also received reports from the Group General Counsel and Company Secretary on current legal and governance issues. There is a procedure to enable Directors to take independent legal and/ or financial advice at the Company’s expense, managed by the Group General Counsel and Company Secretary. No such independent advice was sought in the 2017 financial year. The Group General Counsel and Company Secretary also: –– assists the Chairman by organising induction and training programmes and ensuring that all Directors have full and timely access to all relevant information; –– ensures that the correct Board procedures are followed; and –– advises the Board on corporate governance matters. The removal of the Group General Counsel and Company Secretary is a matter for the Board as a whole. Board evaluation 2017 Board effectiveness review The Board recognises that it continually needs to monitor and improve its performance. This is achieved through annual performance evaluation, full induction of new Board members and ongoing Board development activities. Each Director completed a confidential online questionnaire, designed by Lintstock and the Group General Counsel and Company Secretary. Each Board Committee undertook a specific self-assessment questionnaire. The Audit and Risk Committee assessment also included input from the external auditor and relevant senior management. The Chairman then held one-toone interviews with each of the Directors to discuss the reports. The Chairman reviewed the Directors’ contributions and the Senior Independent Director led the review of the performance of the Chairman. Lintstock prepared a report based on the completed questionnaires for the Chairman and the chairman of each of the Board Committees. The chairman of each Board Committee gave feedback on the evaluation of their Committee to their Committees and to the Board at its meeting in March 2017. The Chairman discussed Lintstock’s report with the Nominations and Governance Committee and with the Board at its meeting in March 2017. This year’s process In accordance with our three-year cycle, Board effectiveness is reviewed by an external performance evaluation every three years, and will be externally conducted again in 2019. An internal performance evaluation was carried out this year, with the assistance of Lintstock Limited (‘Lintstock’), a London-based corporate advisory firm, which has no other connection with Vodafone. Stage 1: Comprehensive questionnaire Stage 2: One-on-one interviews Stage 3: Evaluation Stage 4: Reporting and discussion with the Chairman and the Board 54 Vodafone Group Plc Annual Report on Form 20-F 2017

Governance in action Maria Amparo Moraleda Martinez’s appointment During the year the Committee recognised that it would be valuable for a Non-Executive Director to be appointed who had IT and technology expertise as well as experience as an international business leader. The Committee worked with Russell Reynolds Associates, an executive search consultancy, to identify suitable candidates. Amparo will join the Board as a Non-Executive Director with effect from 1 June 2017. Amparo is a high calibre international business leader who brings to the Board extensive engineering, IT and technology expertise developed from her previous roles as chief operating officer of the international division of Iberdrola and president of IBM Southern Europe. Amparo’s other current appointments: –– Airbus Group SE, non-executive director –– CaixaBank, non-executive director –– Solvay SA, non-executive director Board review insights 2015–16 –– Recommendation: review the Board induction and development programme to focus on strategically significant areas Action taken in 2016–17: the induction programme for new Directors was refreshed and sessions were arranged for Directors to learn more about the Company’s strategic priorities and significant risks including cyber threats, convergence, network quality, content, customer experience initiatives and Enterprise business developments including the growth of Internet of Things business. –– Recommendation: increase transparency around Board and executive succession plans Action taken in 2016–17: the Chairman discussed Board succession plans and the profile to be sought in new Board appointments with the Directors and kept the Board informed of progress during the process to appoint a new Non-Executive Director. Executive succession plans were discussed by the Nominations and Governance Committee and the outcomes of the discussion were shared with the Board. –– Recommendation: clarify expectations on an overall strategic framework Action taken in 2016–17: in addition to the Board’s regular reviews on performance of individual operating companies, the Board discussed Group-wide strategic themes during the course of the year in Board meetings and in the annual strategy meeting. –– Recommendation: create more opportunities for Board members to spend informal time together Action taken in 2016–17: the Directors dined together on the eve of each Board meeting, sometimes with senior executives as guests. The meetings at Vodafone Italy and Vodafone UK also provided occasions for the Directors to spend informal time together. Conclusions from the 2016–17 review: The conclusions of this year’s review have been positive and have confirmed that the Board and its Committees operate effectively and that each Director contributes to the overall effectiveness and success of the Group. The recommendations from this year’s review included: –– Although the Board’s composition was rated highly, it was agreed that adding further financial expertise would be beneficial, particularly in view of the impending retirement of Nick Land and Phil Yea from the Board. –– The Directors should continue to build their knowledge and understanding of the Company’s Enterprise business and its content assets. In addition, more time should be spent on digital matters. –– The balance between focus on organic growth and on portfolio management needs to be carefully managed. –– More opportunities should be provided for the Directors to take part in site visits and one-to-one interactions with members of the executive team. The Board will address these recommendations during the 2018 financial year and will report on progress in our 2018 Annual Report. Vodafone Group Plc Annual Report on Form 20-F 2017 55 Overview Strategy Performance Governance Financials Additional information

Effectiveness Nominations and Governance Committee Key objective: To make sure the Board comprises individuals with the necessary skills, knowledge and experience to ensure that it is effective in discharging its responsibilities and to have oversight of all matters relating to corporate governance. Responsibilities: –– Assessing the composition of the Board and making recommendations on appointments to the Board and senior executive succession planning; –– Overseeing the performance evaluation of the Board, its Committees and individual Directors; and –– Overseeing all matters relating to corporate governance, bringing any issues to the attention of the Board. The Committee met four times during the year and each meeting had full attendance. The terms of reference of the Committee are available on vodafone.com/governance. Chairman Gerard Kleisterlee Chairman of the Board Members Valerie Gooding Phil Yea The Committee continues its work of ensuring the Board composition is right and that our governance is effective. Any conflicts identified are considered and, as appropriate, authorised by the Board. A register of authorised conflicts is maintained which is reviewed periodically. The Committee reviewed the independence of all the Non-Executive Directors. All Non-Executive Directors are considered independent and their contributions continue to be effective. They have all submitted themselves for re-election at the 2017 AGM with the exception of Phil Yea and Nick Land. Amparo Moraleda will be elected for the first time in accordance with our Articles of Association. The Executive Directors’ service contracts and Non-Executive Directors’ appointment letters are available for inspection at our registered office and at our AGM. Board evaluation The Committee oversaw the internal evaluation of the Board and Committees. A description of the evaluation is set out on page 54. Succession planning The Committee received several presentations throughout the year from the Chief Executive and Group Human Resources Director. The presentations provided details of the changes to the Vodafone organisational structure in order to deliver our strategy as well as succession planning for senior management. Potential successors have been identified for the top senior management positions and the Committee reviewed the profiles for all of these positions during the year. The Committee also monitors a schedule on the length of tenure of the Chairman and Non-Executive Directors and the mix and skills of the Directors. The Committee is satisfied that adequate succession planning is currently in place for the Executive Directors and senior executives, but will keep succession planning under review and monitor the progress and success of the development plans which have been established for relevant employees. Diversity Vodafone acknowledges the importance of diversity and inclusion to the effective functioning of the Board. This includes diversity of skills and experience, age, gender, disability, sexual orientation, cultural background and belief. Currently, 25% of our Board roles are held by women and our ambition over the coming years is to increase that proportion further, which is supported by our Board diversity policy. Following Amparo Moraleda’s appointment on 1 June 2017, 31% of our Board roles will be held by women; this will increase further after the AGM with 36% of our Board being women. Our Board diversity statistics can be found on page 49. Diversity extends beyond the boardroom. The Board supports management in its efforts to build a diverse organisation. Vodafone has recently launched the ReConnect programme which aims to bring talented women back into the workplace after a career break and to increase the number of women in management roles. Further details are set out on pages 7 and 21 and on the Vodafone website. Governance The Committee reviewed Vodafone’s compliance with the 2014 UK Corporate Governance Code and was satisfied that Vodafone complied with the Code during the year. It also received updates on corporate governance developments during the year and considered the impact of those developments on Vodafone. /s/ Gerard Kleisterlee Gerard Kleisterlee On behalf of the Nominations and Governance Committee 16 May 2017 Committee meetings I invite other individuals and external advisers to attend all or part of any meeting, as and when appropriate. I report to the Board, as a separate agenda item, on the activities of the Committee at the following Board meeting. Changes to the Board and Committees As announced on 31 January 2017, Maria Amparo Moraleda Martinez will join the Board as a Non-Executive Director on 1 June 2017. Further details are on page 55. As announced on 23 March 2017, Nick Land and Phil Yea will not seek re-election at the 2017 AGM after more than ten years of service. The following changes to the composition of the Board and Committees will be made with effect from 28 July 2017: –– Valerie Gooding will be appointed as Senior Independent Director; –– David Nish will be appointed Chairman of the Audit and Risk Committee; –– Renee James and Sir Crispin Davis will become members of the Nominations and Governance Committee; and –– Amparo Moraleda will become a member of the Audit and Risk Committee. Assessment of the independence of the Non-Executive Directors The Committee and the Board are satisfied that the external commitments of its Chairman and other Non-Executive Directors (set out on pages 48 and 49) do not conflict with their duties and commitments as Directors of the Company. Our Directors must: –– report any changes to their commitments to the Board; –– notify the Company of actual or potential conflicts or a change in circumstances relating to an existing authorisation; and –– complete an annual conflicts questionnaire. 56 Vodafone Group Plc Annual Report on Form 20-F 2017

Accountability Audit and Risk Committee Key objectives: The provision of effective governance over the appropriateness of the Group’s financial reporting, including the adequacy of related disclosures, the performance of both the internal audit function and the external auditor and oversight over the Group’s system of internal control including risk management and compliance activities. Responsibilities: The Board has approved terms of reference for the Committee which are available at vodafone.com/governance. These provided the framework for the Committee’s work in the year and can be summarised into four primary sets of activities. These are oversight of the: –– appropriateness of the Group’s external financial reporting; –– relationship with, and performance of, the external auditor; –– Group’s system of internal control, including risk management framework and the work of the internal audit function; and –– Group’s system of compliance activities. The Committee met six times during the year and each meeting had full attendance. The terms of reference of the Committee are available on vodafone.com/governance. The Committee continued to oversee the Group’s financial reporting, financial control and risk management and compliance processes, with areas of particular focus this year including the preparations for the future implementation of IFRS 15 and IFRS 16, both of which will have a significant impact on the Group, a number of accounting, reporting and valuation judgements in relation to the agreements to form new joint ventures in the Netherlands and India as well as deep dives into a range of technology, commercial and market risks. Membership, relevant skills and experience On 23 March 2017, the Group announced that both myself and Phil Yea would not seek re-election at the Company’s annual general meeting in July 2017 after more than ten years of service. As a result, with effect from 28 July 2017, David Nish will be appointed Chairman of the Audit and Risk Committee and Maria Amparo Moraleda Martinez will become a member of the Audit and Risk Committee. The Committee was conscious of the need for a strong knowledge transfer process and efficient succession planning and as a result, David Nish was appointed as an additional Committee member on 1 January 2016, allowing him to take an active role in the Committee’s activities in the year. David was appointed after a rigorous process to ensure the Committee will continue to have the necessary financial experience, commercial expertise and capital markets skills required to meet its responsibilities and provide an effective level of challenge to management. Similarly, Amparo brings her international business experience, engineering background and IT and technology expertise to the role and will be a valuable addition to the Committee. Full biographies of the Committee members are set out on pages 48 and 49. All the members of the Committee are Non-Executive Directors of the Company and given my experience, I continue to be designated as the financial expert on the Committee for the purposes of the US Sarbanes- Oxley Act and the UK Corporate Governance Code for 2017. David Nish will assume this role upon my retirement. In order to ensure that the Committee continues to have experience and knowledge relevant to the sector in which the Company operates, all of the Non-Executive Directors of the Company receive ongoing training and development as detailed in the section on Board evaluation, induction and training on pages 54 and 55. In addition, every three years the Board appoints an external organisation to perform an independent review of the Committee to evaluate its performance. The last independent review was performed in March 2016 which concluded that the Board members considered the Committee to be thorough and fully effective in meeting its objectives. How the Committee operates The Committee met six times during the year, five times under its standard schedule of meetings plus an additional meeting in October 2016 to cover a specific external auditor independence matter as detailed later in this report. Two of the standard meetings are timed for September and March in each year so that the Committee can assess in advance the issues likely to effect the Group’s half-year and year end reporting. The meetings in October and May conclude this work and play a key role in the approval of the Group’s external financial results. The meeting in January has a focus on risk and compliance related matters. Meetings of the Committee generally take place the day before a Board meeting to maximise the efficiency of interaction with the Board and I report to the Board, as a separate agenda item, on the activity of the Committee and matters of particular relevance to the Board in the conduct of its work, with the Board receiving copies of the Committee minutes. The external auditor, PricewaterhouseCoopers LLP, is invited to each meeting together with the Chief Executive, the Chief Financial Officer, the Deputy Chief Financial Officer, the Group Financial Controlling and Operations Director, the Group Audit Director, the Group Risk and Compliance Director, and the Group General Counsel and Company Secretary. The Committee also regularly meets separately with each of PricewaterhouseCoopers LLP, the Chief Financial Officer and the Group Audit Director without others being present. Chairman and financial expert Nick Land Independent Non-Executive Director Members Sir Crispin Davis Dame Clara Furse David Nish Phil Yea Vodafone Group Plc Annual Report on Form 20-F 2017 57 Overview Strategy Performance Governance Financials Additional information

Financial reporting The Committee’s primary responsibility in relation to the Group’s financial reporting is to review, with both management and the external auditor, the appropriateness of the half-year and annual financial statements concentrating on, amongst other matters: –– the quality and acceptability of accounting policies and practices; –– material areas in which significant judgements have been applied or where significant issues have been discussed with the external auditor; –– providing advice to the Board on the form and basis underlying the long-term viability statement; –– the clarity of the disclosures and compliance with financial reporting standards and relevant financial and governance reporting requirements, including the 2014 UK Corporate Governance Code and the European Securities and Marketing Association Guidelines on Alternative Performance Measures; –– any correspondence from regulators in relation to our financial reporting; and –– an assessment of whether the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy. This assessment forms the basis of the advice given to the Board to assist them in making the statement required by the 2014 UK Corporate Governance Code. Accounting policies and practices The Committee received reports from management in relation to the identification of critical accounting judgements and key sources of estimation uncertainty, significant accounting policies and proposed disclosure of these in the 2017 Annual Report. Following discussions with management and the external auditor, the Committee approved these critical accounting judgements, significant accounting policies and disclosures which are set out in note 1 “Basis of preparation” to the consolidated financial statements. The Committee received regular reports from management on the programmes for the adoption of IFRS 15 “Revenue from contracts with customers” and IFRS 16 “Leases”, both of which are likely to have a substantial effect on the Group’s accounting when adopted for the years ending 31 March 2019 and 2020 respectively. Our disclosures on pages 107 and 108 include further qualitative detail on the impact of these two accounting standards. The Committee’s work in relation to the oversight of these programmes is set out below. Regulators and our financial reporting There has been no correspondence from regulators, including the FRC’s Corporate Reporting Review team, in relation to our financial reporting during the 2017 financial year. The Committee is committed to improving the effectiveness and clarity of the Group’s corporate reporting and has continued to encourage management to consider, and adopt where appropriate, initiatives by regulatory bodies which would enhance our reporting, such as the FRC Lab projects on “business model reporting” and “digital future – data”. In addition, the Committee continued to support the Group’s broader commitment to corporate transparency which this year saw the publication of the Group’s award-winning report into its “Taxation and total economic contribution to public finances” report. Now in its fifth year, the report remains the most comprehensive publication of its kind in the telecommunications and technology sectors covering tax strategy and detailed analysis of taxes paid around the world. Significant judgements and issues The significant areas of focus considered and actions taken by the Committee in relation to the 2017 Annual Report, which have been extended to reflect the Group’s change in presentation currency from sterling to the euro from 1 April 2016, are outlined below. We have discussed these with the external auditor during the year. Significant judgements and issues Matter considered Action Revenue recognition The timing of revenue recognition, the recognition of revenue on a gross or net basis, the treatment of discounts, incentives and commissions and the accounting for arrangements with multiple deliverables are complex areas of accounting. See note 1 “Basis of preparation” for further detail. In addition there is heightened risk in relation to the accounting for revenue as a result of the inherent complexity of newly introduced systems and changing pricing models. PricewaterhouseCoopers LLP shared its approach to the audit of revenue in their detailed audit plan, which identified the primary risks attaching to the audit of revenue to be (a) the controls over the underlying accuracy of billing systems and (b) presumed fraud risk, and reported on the results of its audit work in this area to the Committee at both the half-year and year end. The Committee confirmed with management that the basis of revenue accounting remained unchanged from prior years with PricewaterhouseCoopers LLP. As a result, the Committee was satisfied with the appropriateness of the revenue recognised in the financial statements. Accountability Audit and Risk Committee (continued) 58 Vodafone Group Plc Annual Report on Form 20-F 2017

Significant judgements and issues Matter considered Action Taxation The Group is subject to a range of tax claims and related legal actions across a number of jurisdictions where it operates. The most material claim continues to be from the Indian tax authorities in relation to our acquisition of Vodafone India Limited in 2007, further details of which are included in note 30 “Contingent liabilities and legal proceedings”. Further, the Group has extensive accumulated tax losses as detailed in note 6 “Taxation”, and a key management judgement is whether a deferred tax asset should be recognised in respect of these losses. As at 31 March 2017, the Group had recognised a €23.5 billion deferred tax asset primarily in respect of these tax losses. The Group Tax Director presented on both provisioning and disclosure of tax contingencies and deferred tax asset recognition at the November 2016 and May 2017 Committee meetings. He also provided an update on upcoming changes in the wider tax landscape that were potentially relevant to the Group. PricewaterhouseCoopers LLP also identified this as an area of higher audit effort and the Committee received reporting from it on these matters. The Committee challenged both management and PricewaterhouseCoopers LLP on the legal judgements underpinning both the provisioning and disclosure stance adopted in relation to material elements of tax contingent liabilities and the IFRS basis of, and operating assumptions underlying, the deferred tax assets recognised at the year end. Consequently, the Committee was satisfied with the approach adopted in the financial statements by management for each matter. Impairment testing This is an area of focus for the Committee given the materiality of the Group’s goodwill balances (€26.8 billion at 31 March 2017) and the inherent subjectivity in impairment testing. The judgements in relation to impairment testing continue to relate primarily to the assumptions underlying the calculation of the value in use of the Group’s businesses, being the achievability of the longterm business plans and the macroeconomic and related modelling assumptions underlying the valuation process. As at 31 March 2017, these judgements were extended to include the assessment of the fair value of Vodafone India. During the year, a new entrant in India launched free trial services for an extended period and commercial price plans at a significant discount to prevailing market pricing, resulting in competitive responses from other operators. This created a high degree of uncertainty over a range of commercial planning assumptions including future pricing, profitability and market structure, resulting in a wide range of potential outcomes which the Committee had to consider in assessing management’s view of future business performance and cash flows for impairment valuation purposes at both 30 September 2016 and 31 March 2017. A net of tax impairment charge of €3.7 billion was recorded in respect of the Group’s investment in Vodafone India for the year ended 31 March 2017. See note 4 “Impairment losses” for detail. The Committee received detailed reporting from management and challenged the appropriateness of the assumptions made, including: –– the consistent application of management’s methodology; –– the achievability of the business plans; –– assumptions in relation to terminal growth in the businesses at the end of the plan period; and –– discount rates. This remains an area of audit focus and PricewaterhouseCoopers LLP provided detailed reporting on these matters to the Committee, including sensitivity testing. As a result, the Committee was satisfied with both the appropriateness of the analysis performed by management and the impairment related disclosures set out in note 4 to the financial statements. Liability provisioning The Group is subject to a range of claims and legal actions from a number of sources, including competitors, regulators, customers, suppliers and, on occasion, fellow shareholders in Group subsidiaries. The level of provisioning for contingent and other liabilities is an issue where legal and management judgements are important and accordingly an area of Committee focus. See note 30 “Contingent liabilities and legal proceedings” for further detail. The Committee received a presentation from the Group’s General Counsel and Company Secretary and the Director of Litigation in both November 2016 and May 2017 on management’s assessment of the most significant claims. As this is an area of audit focus, PricewaterhouseCoopers LLP also reviews these claims and relevant legal advice received by the Group, to form a view on the appropriateness of the level of provisioning that is shared with the Committee. The Committee challenged both management and PricewaterhouseCoopers LLP on the level of provisioning for legal claims and was satisfied that the amounts recorded appropriately reflected the risk of loss. Vodafone Group Plc Annual Report on Form 20-F 2017 59 Overview Strategy Performance Governance Financials Additional information

Accountability Audit and Risk Committee (continued) Significant judgements and issues Matter considered Action Significant one-off transactions The Committee reviewed the accounting and reporting implications of the merger of Vodafone’s and Liberty Global’s operating businesses in the Netherlands and the agreement to combine Vodafone India with Idea Cellular into a new joint venture. The latter resulted in Vodafone India being accounted for as a discontinued operation at 31 March 2017. See note 7 “Discontinued operations and assets held for resale” and note 28 “Acquisitions and disposals” for further detail. Management outlined the key accounting and disclosure impacts in relation to these transactions. The Committee also received detailed reporting from PricewaterhouseCoopers LLP on their assessment of the accounting and disclosures made by management in the financial statements. After having reviewed these reports and the financial statements, the Committee concluded that it was satisfied with the accounting and disclosures made in the Annual Report. Key business controls The Group has continued to devote considerable resources to the development of key business and related IT controls to ensure a robust system of internal control. Following the prior year implementation of a suite of standard controls over the Group’s core financial processes, there have been no significant changes to the Group’s key business controls. The Committee reviewed the work performed by management in relation to the implementation and maintenance of these controls, including the degree to which they operated effectively throughout the year and at the year end. This was supplemented by the results of related reviews performed by Internal Audit. The audit scope of PricewaterhouseCoopers LLP included certain of these key business and IT controls and they reported to the Committee the results of their audit testing in these areas. As a result, the Committee was satisfied with the basis of management’s report on internal control over financial reporting as required by section 404 of the US Sarbanes-Oxley Act and with management’s ongoing focus on enhancements to the internal control environment. Change in presentation currency Following the change in the Company’s functional currency and the Group’s presentation currency from sterling to the euro with effect from 1 April 2016, the Group has performed a full historic retranslation of the Group’s results. See note 1 “Basis of preparation” for further detail. Management outlined the key accounting and disclosure impacts in relation to the changes in both the Company’s functional currency and the Group’s presentation currency. The Committee also received detailed reporting from PricewaterhouseCoopers LLP, at both the half-year and the year end, on their assessment of the accounting and disclosures made by management in respect of the change in functional and presentational currency. After having reviewed these reports and the disclosures in the financial statements, the Committee concluded that it was satisfied with the accounting and disclosure for each of these matters. Other matters The Committee also undertook a range of further activities in relation to the Group’s accounting and external reporting in the year: Adoption of recent accounting developments The Committee received regular reporting from management on the Group’s ongoing implementation of IFRS 15 “Revenue from contracts with customers”, which will be adopted in the financial year ending 31 March 2019, focusing on the key decision points relating to the choice of IT system, systems integration, the methodology in which the standard would be adopted and programme resourcing. The implementation programme continued to progress satisfactorily during the year, with the accounting systems build being finalised and tested and new business and IT controls being designed and rolled out. Markets are expected to go-live across the Group in a phased approach starting from March 2017. Similar reporting was given to the Committee in relation to the Group’s implementation of IFRS 16 “Leases”, which will be adopted in the financial year ending 31 March 2020. Brexit The Committee discussed a number of issues arising from the UK’s vote to leave the European Union in June 2016, including consideration of the impact on our principal risks, as set out on pages 28 to 34, and the consideration of potential tax impacts in conjunction with the Group’s tax risk mitigation strategy, further details of which are included in Note 6 “Taxation”. Fair, balanced and understandable As part of the Committee’s assessment of whether the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy, it draws on the work of the Group’s Disclosure Committee and has discussions with senior management. Vodafone Group Plc Annual Report 60 on Form 20-F 2017

The processes and controls that underpin our consideration include ensuring that: –– all contributors are fully briefed on the fair, balanced and understandable requirement; –– a dedicated and experienced core team is responsible for the coordination of content submissions, verification, detailed review and challenge; –– senior management confirms that the content in respect of their areas of responsibility is considered to be fair, balanced and understandable; –– the Disclosure Committee reviews and assesses the Annual Report as a whole; and –– the Committee receives an early draft of the Annual Report to enable timely review and comment. This year, following guidance issued by the European Securities and Markets Authority, the Committee’s assessment was extended to cover the use and disclosure of alternative performance measures (or “non-GAAP” measures) to ensure that they were clearly explained, defined and labelled, disclosed separately from reported GAAP metrics, not given undue prominence compared to reported IFRS measures and were reconciled to the nearest GAAP financial metric. In addition, the Committee also considered the financial reporting responsibilities of the Directors under section 172 of the Companies Act 2006 to promote the success of the Company for the benefit of its members as a whole as well as meeting the needs of wider society. These processes allowed us to provide positive assurance to the Board to assist them in making the statement required by the 2014 UK Corporate Governance Code. Long-term viability statement As part of the Committee’s responsibility to provide advice to the Board on the form and basis underlying the long-term viability statement as set out on page 34, the Committee reviewed the process and assessment of the Group’s prospects made by management, including: –– the review period and alignment with the Group’s internal longterm forecasts; –– the assessment of the capacity of the Group to remain viable after consideration of future cash flows, expected debt service requirements, undrawn facilities and access to capital markets; –– the modelling of the financial impact of certain of the Group’s principal risks materialising using severe but plausible scenarios; and –– ensuring clear and enhanced disclosures in the Annual Report as to why the assessment period selected was appropriate to the Group, what qualifications and assumptions were made and how the underlying analysis was performed, consistent with recent FRC pronouncements. –– Management also sought independent external advice on best practice to ensure appropriate compliance with the requirements of the 2014 UK Corporate Governance Code. External audit The Committee has primary responsibility for overseeing the relationship with, and performance of, the external auditor. This includes making the recommendation on the appointment, reappointment and removal of the external auditor, assessing their independence on an ongoing basis, negotiating and approving the statutory audit fee, the scope of the statutory audit and approval of the appointment of the lead audit engagement partner. Auditor appointment PricewaterhouseCoopers LLP were appointed as the Group’s external auditor in July 2014 following an audit tender and, whilst the Group has no current retendering plans, in accordance with the UK implementation of the EU Audit Regulation and Directive or the Competition & Markets Authority Order on the Statutory Audit Market, the Group will be required to put the external audit contract out to tender by 2024. In addition, PricewaterhouseCoopers LLP will be required to rotate the audit partner responsible for the Group audit every five years and, as a result, the current lead audit partner, Andrew Kemp, who was appointed in July 2014, will be required to step down following the completion of the 2019 audit. The Committee continues to review the auditor appointment and the need to tender the audit, ensuring the Group’s compliance with the 2014 UK Corporate Governance Code and the reforms of the audit market by the UK Competition and Markets Authority. Accordingly, the Company confirms that it complied with the provisions of the Competition and Markets Authority’s Order for the financial year under review. For the financial year ending 31 March 2018, the Committee has recommended to the Board that PricewaterhouseCoopers LLP be reappointed under the current external audit contract and the Directors will be proposing the reappointment of PricewaterhouseCoopers LLP at the annual general meeting in July 2017. Audit risk At the start of the audit cycle for the 2017 financial year we received from PricewaterhouseCoopers LLP a detailed audit plan identifying their audit scope, planning materiality and their assessment of key risks. The audit risk identification process is considered a key factor in the overall effectiveness of the external audit process. For the 2017 financial year, the key risks identified were as follows; –– Taxation matters, including recognition and recoverability of deferred tax assets in Luxembourg and Germany and a provisioning claim for withholding tax in India. –– Carrying value of goodwill. –– Provisions and contingent liabilities. –– Revenue recognition including accuracy of revenue recorded given the complexity of systems and fraud. –– Management override of internal controls. –– Accounting for significant one-off transactions. –– Capitalisation and asset lives. –– Change in the Group’s presentation currency. The key audit risks for the 2017 financial year, are unchanged from the 2016 financial year except for the addition of a new risk arising from the change in the Group’s presentation currency from sterling to the euro. These risks are regularly reviewed by the Committee to ensure the external auditor’s areas of audit focus remain appropriate. Working with the auditor We hold private meetings with the external auditor at each Committee meeting to provide additional opportunity for open dialogue and feedback from the Committee and the auditor without management being present. Matters typically discussed include the external auditor’s assessment of business risks, the transparency and openness of interactions with management, confirmation that there has been no restriction in scope placed on them by management, the independence of their audit and how they have exercised professional scepticism. I also meet with the external lead audit partner outside the formal Committee process throughout the year. Vodafone Group Plc Annual Report on Form 20-F 2017 61 Overview Strategy Performance Governance Financials Additional information

Accountability Audit and Risk Committee (continued) Effectiveness of the external audit process The Committee reviewed the quality of the external audit throughout the year and considered the performance of PricewaterhouseCoopers LLP, taking into account the Committee’s own assessment and feedback, the results of a detailed survey of senior finance personnel across the Group focusing on a range of factors we considered relevant to audit quality, feedback from PricewaterhouseCoopers LLP on their performance against their own performance objectives and the firm-wide audit quality inspection report issued by the FRC in May 2016. In addition, the FRC’s Audit Quality Review team reviewed PricewaterhouseCoopers LLP’s audit of the Group’s financial statements for the year ended 31 March 2016 as part of their 2016 annual inspection of audit firms. This concluded that their work was of a high standard at both a Group and component level, identifying only minor issues arising, all of which were addressed in the audit firm’s proposed action plan. Based on these reviews, the Committee concluded that there had been appropriate focus and challenge by PricewaterhouseCoopers LLP on the primary areas of the audit and that they had applied robust challenge and scepticism throughout the audit. Consequently, as noted above, the Committee has recommended to the Board that they be reappointed at the annual general meeting in July 2017. Independence and objectivity In its assessment of the independence of the auditor and in accordance with the US Public Company Accounting Oversight Board’s standard on independence, the Committee receives details of any relationships between the Company and PricewaterhouseCoopers LLP that may have a bearing on their independence and receives confirmation that they are independent of the Company within the meaning of the securities laws administered by the US Securities and Exchange Commission (‘SEC’). During the year, we were notified by our lead audit partner that a company, for which a number of PricewaterhouseCoopers LLP partners were acting as administrators, was considering litigation against the Group. The Committee, in consultation with the Group’s legal advisors, reviewed the implications on PricewaterhouseCoopers LLP’s audit independence from the roles played by PricewaterhouseCoopers LLP’s partners as administrators and PricewaterhouseCoopers LLP as the Group’s statutory auditor in the context of relevant regulations and ethical standards. Further, the Committee consulted with the UK Financial Reporting Council and a number of institutional investors. To address any potential threat to their audit independence, PricewaterhouseCoopers LLP put in place a number of safeguards including ensuring both the administration and audit teams were physically separate and had no interactions, that working papers and other highly confidential material were separately stored with highly restricted access and that the lead group engagement partner would be solely responsible for the audit implications of the potential litigation. In response, we requested that both PricewaterhouseCoopers LLP’s Compliance Department and its independent non-executives provide oversight of the effectiveness of the safeguards put in place and they reported to the Committee on these safeguards on a regular basis. PricewaterhouseCoopers confirmed to the Committee that these safeguards had been put in place, were being monitored internally and operated effectively throughout the relevant period. The Committee concluded that this position was not prohibited and PricewaterhouseCoopers LLP remained independent for the purposes of the audit throughout this period. Audit fees For the 2017 financial year, the Committee considered the ongoing fee proposal included as part of the audit tender in 2014, negotiated audit scope changes and, following the receipt of formal assurance that their fees were appropriate for the scope of the work required, agreed a charge from PricewaterhouseCoopers LLP and related member firms of €16 million for statutory audit services. This included €1 million in respect of advance audit procedures in respect of the forthcoming implementation of IFRS 15 “Revenue from Contracts with Customers”. Non-audit fees As one of the ways in which it seeks to protect the independence and objectivity of the external auditor, the Committee has a policy governing the engagement of the external auditor to provide non-audit services. This precludes PricewaterhouseCoopers LLP from providing certain services such as valuation work or the provision of accounting services and also sets a presumption that PricewaterhouseCoopers LLP should only be engaged for non-audit services where there is no legal or practical alternative supplier. For certain specific permitted services, the Committee has preapproved that PricewaterhouseCoopers LLP can be engaged by management, subject to the policies set out above, and subject to a €60,000 fee limit for individual engagements, a €500,000 total fee limit for services where there is no legal alternative and a €500,000 total fee limit for services where there is no practical alternative supplier. For all other services or those permitted services that exceed these specified fee limits, I, as Chairman, or in my absence another Committee member, can pre-approve permitted services. In addition, the Committee assessed the impact of revised UK regulation including the prohibition of the auditor playing any part in management or decision making and expected regulations restricting non-audit services that auditors can provide, including a cap on the amount of non-audit fees that can be billed and a list of prohibited services. Consequently, the Group’s policy on non-audit fees was amended to reflect these additional restrictions during the 2017 financial year for implementation in the 2018 financial year. Non-audit fees were €4.0 million of which €3.5 million was for services where there was no legal alternative and €0.5 million for services where there was no practical alternative supplier. Non-audit fees represented 22% of audit fees for the 2017 financial year (2016: 11%, 2015: 33%) with the increase in the current year mainly due to €1.1 million of fees relating to a potential initial public offering (‘IPO’) of Vodafone India that was being considered prior to the agreement to combine the business with Idea Cellular. Further details of the fees paid for audit and non-audit services to PricewaterhouseCoopers LLP can be found in note 3 to the consolidated financial statements. Internal control and risk management The Committee has the primary responsibility for the oversight of the Group’s system of internal control, including the risk management framework and the work of the Internal Audit function. Assessment of Group’s system of internal control, including risk management framework The Group’s risk assessment process and the way in which significant business risks are managed is a key area of focus for the Committee. Our activity here was driven primarily by the Group’s assessment of its principal risks and uncertainties, as set out on pages 28 to 34 and a range of mitigations for risks as set out on pages 90 to 95 and our review included reports from the Group Risk and Compliance Director, with whom I met regularly during the year, on the Group’s risk evaluation process as well as a review of changes to significant risks identified at both operating entity and Group levels. Vodafone Group Plc Annual Report 62 on Form 20-F 2017

The Committee also maintains a programme of in-depth reviews into specific financial, operational and regulatory areas of the business. These reviews are critical to the role of the Committee, as they allow us to meet key business leaders responsible for these areas and provide independent challenge to their activities. During the 2017 financial year, the areas reviewed included: –– technology failure, including a review of the Group’s technology resilience risk management plan, policy compliance across both the Group’s mobile and fixed networks, cyber-threat resiliency and user access management; –– tax risk mitigation strategy, including proactive engagement with key stakeholders, external publication of the updated “Tax Risk Management Policy” to meet new UK legislative requirements and internal policies to manage tax fraud risks; –– unstable economic conditions and the impact on the Group’s treasury operations including the setting of debt maturities, fixed/floating interest rate mix and counterparty credit risk; –– the impact on the framework for risk and compliance in Vodafone India following changes in competition driven by the new market entrant and the demonetisation introduced by the Indian Government in November 2016; –– the integration of Vodafone Netherlands and Ziggo into the merged 50:50 joint venture and the transition to common governance standards; –– a review of the monitoring work being done to assess the impact of the referendum vote that Britain should leave the EU; and –– a review of PricewaterhouseCoopers’ data security and confidentiality arrangements. The Group has in place an internal control environment to protect the business from the material risks which have been identified. Management is responsible for establishing and maintaining adequate internal controls over financial reporting and we have responsibility for ensuring the effectiveness of these controls. Last year, these controls were enhanced through the application of a co-ordinated assurance approach which provides a framework that allows a comprehensive assessment of the assurance and compliance activities for the Group’s significant risks. We reviewed the process by which the Group evaluated its control environment. Our work here was driven primarily by the Group Audit Director’s reports on the effectiveness of internal controls, significant identified frauds and any identified fraud that involved management or employees with a significant role in internal controls. Oversight of the Group’s compliance activities in relation to section 404 of the US Sarbanes-Oxley Act also falls within the Committee’s remit. The Committee has completed its review of the effectiveness of the Group’s system of internal control, including risk management, during the year and up to the date of this Annual Report, in accordance with the requirements of the Guidance on Risk Management, Internal Control and related Financial and Business Reporting published by the FRC. It confirms that no significant failings or weaknesses were identified in the review for the 2017 financial year and allowed us to provide positive assurance to the Board to assist them in making the statements required by the 2014 UK Corporate Governance Code. Where areas for improvement were identified, processes are in place to ensure that the necessary action is taken and that progress is monitored. Internal audit Monitoring and review of the scope, extent and effectiveness of the activity of the Group Internal Audit department is an agenda item at each Committee meeting. We approve the annual audit plan prior to the start of each financial year and receive updates from the Group Audit Director on audit activities, progress against the approved Group audit plan, the results of any unsatisfactory audits and the action plans to address these areas. I also met regularly with the Group Audit Director, which has been of particular importance following the appointment of a new Group Audit Director this year, to set annual objectives, monitor performance against these objectives, discuss the team’s activities and any significant issues arising from their work. Following an independent assessment of the function’s effectiveness in 2015, and the increasing pace of change of the business, initiatives are continuing to be implemented to evolve and strengthen Internal Audit’s effectiveness. Compliance with section 404 of the US Sarbanes-Oxley Act The Committee takes an active role in monitoring the Group’s compliance activities in respect of section 404 of the US Sarbanes- Oxley Act, receiving reports from management in the year covering: –– financial control governance; –– changes to the section 404 programme, including scoping and the results of work performed; and –– the evolution of the wider control environment in response to ongoing business developments. The scope of the Group’s section 404 compliance activities in 2017 was broadly stable compared to the 2016 financial year. The external auditor reported the status of their work in each of their reports to the Committee. Compliance activities The Committee is responsible for the oversight of the Group’s compliance programme and held a number of deep dive sessions on compliance-related matters in the year. These focused on: –– the organisational model for managing fraud including the use of shared services to enhance preventative controls and increase the use of big data and advanced analytics to detect trends earlier, the types of fraud most commonly detected and the level of fraud within the Enterprise business; –– results from the annual Policy Compliance Review which tests the extent to which local markets and Group entities are compliant with our high risk policies; –– a review of the new EU General Data Protection Regulation, likely to take effect from May 2018, including the areas of potential impact for the Group; and –– results of the use of “Speak Up” channels in place to enable employees to raise concerns about possible irregularities in financial reporting or other issues and the outputs of any resulting investigations. /s/ Nick Land Nick Land On behalf of the Audit and Risk Committee 16 May 2017 Vodafone Group Plc Annual Report on Form 20-F 2017 63 Overview Strategy Performance Governance Financials Additional information

Communicating with our shareholders May June July August Roadshows in: –– London; –– Edinburgh; –– Boston; –– Toronto; –– New York; and –– Paris. Roadshows in: –– Amsterdam; –– Milan; –– Frankfurt; –– Madrid; –– San Francisco; and –– Los Angeles. Investor conferences in London at: –– Merrill Lynch; and –– JP Morgan Cazenove. in Switzerland at: –– Berenberg. Chairman roadshow to top investors Investor meetings in: –– Germany; –– Spain; –– Italy; and –– Turkey. Annual general meeting Roadshows in: –– Hong Kong; and –– Singapore. Our investor calendar Set out here is a calendar of our investor events throughout the year. Relations with shareholders How we communicate with our shareholders We maintained an active dialogue with our shareholders throughout the year through a planned programme of investor relations activities. We also respond to daily queries from shareholders and analysts through our Investor Relations team and have a section of our website which is dedicated to shareholders and analysts: vodafone. com/investor. Our registrars, Computershare and Deutsche Bank (as custodians of our American Depositary Receipts (‘ADR’) programme) also have a team of people to answer shareholder and ADR holder queries in relation to technical aspects of their holdings such as dividend payments and shareholding balances. All of our financial results presentations are available on our website at vodafone.com/investor. Institutional investor meetings We hold meetings with major institutional investors, individual shareholder groups and financial analysts to discuss the business performance and strategy. These are attended by the appropriate mix of Directors and senior management, including our Chairman, Chief Executive, Executive Committee members, senior leaders and the Investor Relations team. Institutional investors also meet with the Chairman to discuss matters of governance. What our shareholders have asked us this year Common topics raised by our institutional and individual shareholders include: –– 5G investment and business cost; –– cash flow, capital expenditure, debt and dividend cover; –– fixed broadband and TV strategy; –– performance outlook; –– network differentiation; –– shareholder returns; –– regulation in Europe and emerging markets; –– spectrum renewal costs; –– VodafoneZiggo JV; –– Vodafone India and Idea Cellular merger; and –– administration of shareholding. Listening to our shareholders We are committed to communicating our strategy and activities to all our shareholders and listening to their questions and feedback. 64 Vodafone Group Plc Annual Report on Form 20-F 2017

Dividend payments For the financial year and beyond, dividends are declared in euros and paid in euros and pounds sterling and for ADR holders US dollars, aligning our shareholder returns with the primary currency in which we generate free cash flow. The foreign exchange rate at which dividends declared in euros are converted into pounds sterling and US dollars is calculated based on the average exchange rate over the five business days during the week prior to the payment of the dividend. Annual general meeting Our annual general meeting is attended by our Board and Executive Committee members and is open to all our shareholders to attend. A summary presentation of financial results is given before the Chairman deals with the formal business of the meeting. All shareholders present can question the Board during the meeting. Representatives from investor relations and customer services are available after the meeting to answer any additional questions shareholders may have. September November December January March Investor conferences in London at: –– Credit Suisse; –– Deutsche Bank; and –– Bernstein. in New York at: –– Goldman Sachs. Roadshows in: –– Helsinki; –– Copenhagen; and –– Stockholm. Germany open office Roadshows in: –– London; –– Switzerland; –– Boston; –– Frankfurt; –– New York; –– Amsterdam; and –– Paris. Chairman’s meeting with retail shareholders Investor conference in Spain at Morgan Stanley Roadshows in: –– Edinburgh; –– Sydney; and –– Cape Town. Investor conference in London at Berenberg Roadshows in: –– Los Angeles; and –– San Francisco. Investor meetings in: –– Spain; and. –– Italy. Roadshows in: –– Helsinki; –– Copenhagen; and –– Stockholm. Investor conference in London at: –– Citi. in Miami at: –– Deutsche Bank. Vodafone Group Plc Annual Report on Form 20-F 2017 65 Overview Strategy Performance Governance Financials Additional information

Our US listing requirements As Vodafone’s American depositary shares are listed on NASDAQ Stock Market LLC (‘NASDAQ’), we are required to disclose a summary of any material differences between the corporate governance practices we follow and those of US companies listed on NASDAQ. Vodafone’s corporate governance practices are primarily based on UK requirements but substantially conform to those required of US companies listed on NASDAQ. The material differences are set out in the following table: Board member independence Different tests of independence for Board members are applied under the 2014 UK Corporate Governance Code (the ‘Code’) and the NASDAQ listing rules. The Board is not required to take into consideration NASDAQ’s detailed definitions of independence as set out in the NASDAQ listing rules. The Board has carried out an assessment based on the independence requirements of the Code and has determined that, in its judgement, each of Vodafone’s Non- Executive Directors is independent within the meaning of those requirements. Committees The NASDAQ listing rules require US companies to have a nominations committee, an audit committee and a compensation committee, each composed entirely of independent directors, with the nominations committee and the audit committee each required to have a written charter which addresses the committee’s purpose and responsibilities, and the compensation committee having sole authority and adequate funding to engage compensation consultants, independent legal counsel and other compensation advisors. –– Our Nominations and Governance Committee is chaired by the Chairman of the Board and its other members are independent Non-Executive Directors. –– Our Remuneration Committee is composed entirely of independent Non-Executive Directors. –– Our Audit and Risk Committee is composed entirely of Non-Executive Directors, each of whom (i) the Board has determined to be independent based on the independence requirements of the Code and (ii) meets the independence requirements of the Securities Exchange Act 1934. –– We have terms of reference for our Nominations and Governance Committee, Audit and Risk Committee and Remuneration Committee, each of which complies with the requirements of the Code and is available for inspection on our website at vodafone.com/governance. –– These terms of reference are generally responsive to the relevant NASDAQ listing rules, but may not address all aspects of these rules. Code of Ethics and Code of Conduct Under the NASDAQ listing rules, US companies must adopt a Code of Conduct applicable to all directors, officers and employees that complies with the definition of a “code of ethics” set out in section 406 of the Sarbanes-Oxley Act. –– We have adopted a Code of Ethics that complies with section 406 of the Sarbanes-Oxley Act which is applicable only to the senior financial and principal executive officers, and which is available on our website at vodafone.com/governance. –– We have also adopted a separate Code of Conduct which applies to all employees. Quorum The quorum required for shareholder meetings, in accordance with our Articles of Association, is two shareholders, regardless of the level of their aggregate share ownership, while US companies listed on NASDAQ are required by the NASDAQ listing rules to have a minimum quorum of 33.33% of the shareholders of ordinary shares for shareholder meetings. Related party transactions In lieu of obtaining an independent review of related party transactions for conflicts of interests in accordance with the NASDAQ listing rules, we seek shareholder approval for related party transactions that (i) meet certain financial thresholds or (ii) have unusual features in accordance with the Listing Rules issued by the FCA in the United Kingdom (the ‘Listing Rules’), the Companies Act 2006 and our Articles of Association. Further, we use the definition of a transaction with a related party as set out in the Listing Rules, which differs in certain respects from the definition of related party transaction in the NASDAQ listing rules. Shareholder approval When determining whether shareholder approval is required for a proposed transaction, we comply with both the NASDAQ listing rules and the Listing Rules. Under the NASDAQ listing rules, whether shareholder approval is required for a transaction depends on, among other things, the percentage of shares to be issued or sold in connection with the transaction. Under the Listing Rules, whether shareholder approval is required for a transaction depends on, among other things, whether the size of a transaction exceeds a certain percentage of the size of the listed company undertaking the transaction. 66 Vodafone Group Plc Annual Report on Form 20-F 2017

Remuneration Directors’ remuneration Letter from the Remuneration Committee Chairman Dear Shareholder On behalf of the Board, I present our 2017 Directors’ Remuneration Report. This report sets out our proposed policy which, if approved at our 2017 AGM, will take effect immediately from the date of this meeting. The report also sets out how our current policy was implemented during the year. Current policy – a successful implementation Our current policy has received continued support since its approval at the 2014 AGM, with the Annual Report on Remuneration receiving a vote in favour of 97% in each of the last two years. The Committee believes that the effectiveness of the current policy reflects a commitment to our principles of: –– ensuring our remuneration policy, and the manner in which it is implemented, drives the behaviours that support our strategy and business objectives; –– maintaining a “pay for performance” approach to remuneration which ensures our incentive plans only deliver significant rewards if and when they are justified by business performance; –– aligning the interests of our senior management team with those of shareholders by developing an approach to share ownership that helps to maintain commitment over the long term; and –– offering competitive and fair rates of pay and benefits. It is both due to this continued support and its ongoing appropriateness that the Committee maintained the current policy for its full three year life. Aligning remuneration arrangements with strategic priorities The importance of aligning our remuneration arrangements with our strategic priorities continued to play a crucial role in the Committee’s decision-making during the year. In terms of financial measures, cash flow continues to remain the key financial metric in the industry in which we operate – this is currently reflected through the presence of this measure in both our shortterm and long-term incentive plan. As we work towards our vision – a converged communications leader – a Gigabit Vodafone for the Gigabit Society – ensuring that our business has the required resources to invest in these new opportunities remains critical to future success. Through the proposed change to the structure of our long-term incentive, as outlined further below, we therefore seek to ensure the weighting of this metric is further enhanced. From a strategic perspective we aim to deliver superior returns to our shareholders by differentiating our business through the provision of superior customer service. This strategic vision continues to influence our business both internally and externally as we seek to build on the early successes generated through our Customer eXperience eXcellence programme. As such, the 40% weighting on customer appreciation KPIs that was used in 2017 will continue to apply during 2018. This will ensure that a significant part of our executives’ short-term reward is linked to how our customers judge our performance. It is the Committee’s view that our reward arrangements best support our business effectiveness by only delivering above target payouts when this is justified through company performance. This is reflected through the stretching and robust variable incentive target-setting process undertaken by the Committee on an annual basis which has delivered variable levels of payout. Key objective: To assess and make recommendations to the Board on the policies for executive remuneration and reward packages for the individual Executive Directors. Responsibilities: –– determining, on behalf of the Board, the policy on the remuneration of the Chairman of the Board, the Executive Directors and the senior management team; –– determining the total remuneration packages for these individuals including any compensation on termination of office; –– operating within recognised principles of good governance; and –– preparing an Annual Report on Directors’ remuneration. The Committee met five times during the year and each meeting had full attendance. The terms of reference of the Committee are available on vodafone.com/governance. Remuneration Committee The Committee continued to ensure that decisions made during the year reflected our principles, company performance and external considerations. In addition, the Committee adopted an early timetable of shareholder engagement in respect of the policy review. Chairman Valerie Gooding Independent Non-Executive Director Members Dr Mathias Döpfner Renee James Samuel Jonah Vodafone Group Plc Annual Report on Form 20-F 2017 67 Overview Strategy Performance Governance Financials Additional information Contents of the Remuneration Report Remuneration Policy The remuneration policy table Chairman and Non-Executive Directors’ remuneration Page 71 Page 72 Page 76 Annual Report on Remuneration Remuneration Committee 2017 remuneration 2018 remuneration Further remuneration information Page 77 Page 77 Page 78 Page 84 Page 85

During this year’s shareholder consultation a number of investors acknowledged that the Committee has a track record of setting stretching targets and ensuring that payments are in line with performance – the average payout over the last three years, including the year under review, for the GSTIP and GLTI has been 54% and 22% of maximum respectively. This is a principle that will continue to apply in 2018 and beyond. Finally, our effectiveness as a business is built on long-term sustainable performance. In an industry with an ever-changing technological landscape it is vital that our reward arrangements encourage long-term strategic thinking and growth, rather than short-term profit-taking. It is for this reason that the majority of our proposed reward policy continues to be weighted towards the Global Long Term Incentive Plan whilst TSR remains a key performance measure in ensuring our final payouts accurately reflect the shareholder experience over this period. The year ahead In addition to the policy changes outlined below, the 2018 annual bonus will see adjusted EBITDA replaced with adjusted EBIT as one of the three financial performance conditions to reflect an increased focus on both capital discipline and expenditure. Such a change is within the terms of the current policy and as such no wording changes to the GSTIP section of the Policy Report are proposed. Annual bonus weightings will also remain unchanged for 2018. In respect of long-term incentives the revised GLTI structure, subject to approval at our 2017 AGM, will be used for the 2018 GLTI awards to the Executive Directors (which will be awarded in the 2017 calendar year). Full details of the remuneration arrangements for our executive directors for the year ahead are outlined on pages 84 and 85 of the Annual Report on Remuneration. Remuneration outcomes – performance in 2017 Business performance during the year reflected the implementation of a number of key strategic programmes across our markets, including the capital investment made under Project Spring which has provided the platform necessary to work towards our vision of being a converged communications leader. Other core programmes in operation during the year included our Fit for Growth strategy which aims to reduce costs and make the organisation more effective – yielding both environmental and financial benefits for the business. The business also remained focused on our Customer eXperience eXcellence programme during the year which aims to continually improve our customer service to ensure full advantage can be taken of the improvements we are making to our network. Remuneration outcomes for performance in 2017 reflect the progress made across all of these fronts whilst also reflecting the fact that in order to achieve our vision there remains work to be done. Annual bonus performance conditions for the year under review remained unchanged from 2016, with 60% of opportunity based on financial measures and 40% on strategic measures. Financial measures comprised service revenue, adjusted EBITDA and adjusted free cash flow (all equally weighted) whilst the strategic element was based on customer appreciation KPIs. During the year, service revenue and adjusted EBITDA performance were below target whilst performance under the adjusted free cash flow and customer appreciation KPIs measures were in line with target. The combined performance under all of these measures during the year resulted in an overall payout of 47.3% of maximum. As in previous years the annual bonus targets for the year under review are disclosed in our Annual Report on Remuneration. Following on from our decision to improve disclosure last year by detailing the full target ranges used under the financial measures, the Committee has again sought to further improve transparency by disclosing additional detail on performance against the customer appreciation KPIs metrics. The final outcome under this strategic element is based on a weighted average of performance across all of our markets utilising a range of metrics. Despite the difficulty in condensing such a variety of outputs, it is recognised that greater insight into outcomes under this measure is desired by shareholders. The Committee has therefore sought to provide details in a manner which is both succinct and useful to our stakeholders. Further details are provided on pages 78 and 79. The 2015 Global Long-Term Incentive award was subject to free cash flow and TSR performance as measured over a three year period ending 31 March 2017. The free cash flow measure finished just above target performance during this period whilst TSR performance was below the median of TSR comparator group resulting in no uplift being applied to the free cash flow outcome. Overall payout for the award was therefore 43.5% of maximum. Shareholder consultation – constructive, timely engagement Notwithstanding the support received for the current arrangements, the Committee recognises that the regulatory requirement to resubmit the Policy Report presents a natural point at which to incorporate any shareholder feedback and appropriate best practice features that have emerged during the last three years. This is why the Committee committed to an early timetable of shareholder engagement in respect of the policy review. In doing so, the Committee sought to ensure that shareholder views and comments were fully considered as part of the review, with enough time scheduled to allow for a two way dialogue. I can report that the consultation facilitated a high level of response from investors, which allowed the Committee to clearly explain the proposals and ensure that all feedback was properly considered across a number of scheduled Committee meetings. Proposed policy – evolution, not revolution The proposed changes reflected in our Policy Report, and outlined in detail on the summary page at the end of this letter, do not seek a complete overhaul of our current arrangements. Instead, the changes reflect our stakeholders’ wishes for the simplification of the current arrangements in a manner which retains the core qualities and principles that have underpinned our reward strategy in recent years. This is exemplified through the proposed simplification of the GLTI plan via the removal of the co-investment element and the simplification of the interplay of performance conditions under the payout matrix. Both of these proposed changes tackle features of the current arrangements which a number of shareholders have flagged as being overly complex, and are coupled with other best practice changes including an increase in shareholding guidelines and the introduction of clawback. Remuneration Directors’ remuneration (continued) Vodafone Group Plc Annual Report 68 on Form 20-F 2017

Improving how we encourage share ownership Importantly, in proposing to remove the co-investment element as a way of simplifying the GLTI, the Committee has also sought to ensure that the revised arrangements continue to replicate the share ownership effect of co-investment by re-establishing market leading shareholding guidelines (500% of salary for the Chief Executive and 400% of salary for other Executive Directors). This ensures that the revised arrangements provide a streamlined GLTI whilst also supporting clear and stretching ownership requirements. In order to reflect the importance of shareholding guidelines both during employment but also in the period post-employment, the increased guidelines will apply until all long-term incentives have vested. This will ensure that our executives continue to share in the shareholder experience of any decisions made before departure but which may have implications after departure. If this requirement is not met, then the Committee will have the ability to lapse any unvested GLTI awards. Furthermore, underpinning this change in how we encourage share ownership is an expectation that executives who have not met their new, higher shareholding guideline will increase their holding by 100% of salary each year until this is reached. If this expectation is not met, the Committee will have the discretion to reduce an individual’s next target GLTI grant by up to 100% of salary. As Chairman of the Committee I would like to reassure shareholders that were these circumstances to apply, such discretion will be used in all but exceptional cases. Simplifying the payout matrix It was made clear during both this and previous consultations that our shareholders would prefer to see the current payout matrix replaced with a simpler additive structure where all performance metrics are assessed independently of each other. The Committee has listened to shareholders on this point and recognises that the more traditional schedule allows for a clearer and simpler communication of both expected and actual performance. Such a change is therefore reflected in the revised Policy Report. The revised payout matrix has also been designed to ensure that the GLTI plan is more weighted towards adjusted FCF performance – a key strategic measure for our business. This is reflected through a proposed 2/3 weighting to this measure with the other 1/3 weighted towards the same relative TSR measure used under the current arrangements. Also in line with shareholder preferences, a further proposed revision is the reduction in the size of awards payable at threshold for all Executive Directors. Other matters considered In order to align with market practice a key change proposed by the Committee is the introduction of clawback to all incentive plans. These arrangements will complement the malus arrangements already in place and deliver on the Committee’s promise to introduce clawback at the next point at which the Policy Report was up for approval. A potential change that was considered during the consultation was the introduction of annual bonus deferral. Following consultation with shareholders, the Committee determined that the objectives of bonus deferral were already being met through other features of the proposed arrangements – namely the heavy weighting of packages towards our long-term incentive which already has deferral built in, and the proposed increase in shareholding guidelines. The Committee will however continue to monitor this area of practice and ensure that shareholders remain satisfied with the levels of deferral and share ownership built into the arrangements elsewhere. Pay in the wider context The Committee is fully aware of the attention that executive pay has received in the wider market in recent years. The importance of ensuring that pay remains appropriate in light of individual and business performance continues to remain central to the Committee’s decision-making. As in previous years the Committee will continue to ensure that incentive payouts are not excessive and any salary increases remain appropriate. During the year the Committee agreed a salary increase of 1.5% for the Chief Financial Officer (effective 1 July 2018), however the Chief Executive’s salary will, at his request, remain unchanged. This will be the third year in a row, and the fifth time in the last six years, in which the Chief Executive’s salary will not have increased. The salary review was taken in the context of a budgeted increase of 1.5% in the UK for this year, with the wider Executive Committee being maintained in line with local market budgets as explained later in this report. The Committee recognises the importance of engagement with both internal and external stakeholders and will continue to ensure that such engagement plays a central role in future remuneration developments. At an employee level our people survey remains a key tool in this respect, with the high participation and engagement rate facilitating direct communication between the business and our colleagues Conclusion I would like to sign-off this letter by thanking our shareholders for the continued engagement and support that has been demonstrated during the year. In a climate where executive remuneration and the processes governing these arrangements is increasingly met with scepticism, the Committee welcomed the way shareholders engaged actively and constructively during this year’s consultation. The Committee values the strong relationships that have been built with stakeholders through years of active and timely engagement and will continue to work hard to ensure this remains the case in future years. The Policy Report presented on the following pages is the result of an early, informative and engaging consultation and, as Chairman of the Committee, I will endeavour to ensure this appreciation of the importance of stakeholder engagement continues to be a pillar of future Committee activity. /s/ Valerie Gooding Valerie Gooding Chairman of the Remuneration Committee 16 May 2017 Vodafone Group Plc Annual Report on Form 20-F 2017 69 Overview Strategy Performance Governance Financials Additional information

Remuneration Directors’ remuneration (continued) Summary of proposed changes to the Policy Report In line with the rationale outlined in the Letter from the Remuneration Committee Chairman, it is proposed to: Shareholding guidelines –– Increase shareholding guidelines to 500% of salary for the Chief Executive and 400% of salary for other Executive Directors. –– Introduce discretion to reduce long-term incentive grant levels for Directors who have not met their guideline nor increased their shareholding by 100% of salary during the year. –– Introduce a post-employment condition whereby Directors must continue to meet their guideline until all long-term incentives have vested. If this requirement is not met, then any unvested GLTI awards will normally be forfeited. Global Long-Term Incentive Plan –– Remove the co-investment element of the GLTI to simplify the plan structure. –– Replace the current vesting matrix with a simplified model whereby both measures operate independently. –– Rebalance the weightings of the performance measures to 2/3 in favour of adjusted FCF and 1/3 in favour of relative TSR. –– Reduce threshold opportunity from 118.75% to 103.5% of salary for the Chief Executive and from 105% to 94.5% of salary for other Executive Directors. This equates to reducing threshold vesting from 20% to 18% of maximum opportunity. –– As a result of rebalancing the vesting schedule, maximum opportunity for the Chief Executive will also be reduced from 593.75% to 575% of salary and target opportunity will be reduced from 237.5% to 230% of salary. This is to ensure payout curves remain the same across all participants. Introduction of clawback –– Trigger events will constitute material misstatement of performance, material miscalculation of performance condition outcomes and gross misconduct. –– The provisions will apply to all future GLTI awards and bonus payments, and the application period for the provisions will be up to three years after the payment of any bonus award, and up to two years after the vesting of any GLTI. 70 Vodafone Group Plc Annual Report on Form 20-F 2017 Total target remuneration at a glance – 2017 compared to 2018 The below table illustrates the arrangements in place during the year under review (2017) compared to those which, subject to the approval of our proposed remuneration policy, will be in place for 2018. 2017 (y/e 31 March 2017) 2018 (y/e 31 March 2018) Base salary Effective 1 July 2016: Chief Executive: £1,150,000 (0.0% increase). Chief Financial Officer: £714,000 (0.0% increase). Effective 1 July 2017: Chief Executive: £1,150,000 (no increase). Chief Financial Officer: £725,000 (1.5% increase). Benefits Travel related benefits and private medical cover. Travel related benefits and private medical cover. Pension Pension contribution of 24% of salary for all Executive Directors. Pension contribution of 24% of salary for all Executive Directors. GSTIP Opportunity (% of salary): Target: 100% Maximum: 200% Measures: Service revenue (20%), adjusted EBITDA (20%), adjusted FCF (20%), and customer appreciation KPIs (40%). Opportunity (% of salary): Target: 100% Maximum: 200% Measures: Service revenue (20%), adjusted EBIT (20%), adjusted FCF (20%), and customer appreciation KPIs (40%). GLTI Opportunity (% of salary): Target: Chief Executive – 237.5% Other Executive Directors – 210% Maximum: Chief Executive – 594% Other Executive Directors – 525% Measures: Adjusted free cash flow and TSR vesting matrix. Opportunity (% of salary): Target: Chief Executive – 230% Other Executive Directors – 210% Maximum: Chief Executive – 575% Other Executive Directors – 525% Measures: Adjusted free cash flow (2/3 of total award) and TSR (1/3 of total award). Total target remuneration Chief Executive – £5.4m Chief Financial Officer – £3.2m Chief Executive – £5.2m Chief Financial Officer – £3.2m Shareholding guidelines Chief Executive – 400% of salary Chief Financial Officer – 300% of salary Chief Executive – 500% of salary Chief Financial Officer – 400% of salary Include post-employment holding requirements.

Remuneration Policy In this forward-looking section we describe our remuneration policy for the Board. This includes our considerations when determining policy, a description of the elements of the reward package, including an indication of the potential future value of this package for each of the Executive Directors, and the policy applied to the Chairman and Non-Executive Directors. We will be seeking shareholder approval for our Remuneration Policy at the 2017 AGM and we intend to implement at that point. A summary and explanation of the proposed changes to the current remuneration policy is provided on pages 67 to 70. Subject to approval, we will review our policy each year to ensure that it continues to support our company strategy and if we feel it is necessary to make a change to our policy within the next three years, we will seek shareholder approval. Considerations when determining remuneration policy Our remuneration principles which are outlined on page 67 are the context for our policy. Our principal consideration when determining remuneration policy is to ensure that it supports our company strategy and business objectives. The views of our shareholders are also taken into account when determining executive pay. In advance of asking for approval for the remuneration policy we have consulted with our major shareholders. We invited our top 20 shareholders and a number of key governance stakeholders to comment on remuneration at Vodafone and to provide feedback on the proposed changes to the current policy which was approved at the 2014 AGM. A number of meetings between shareholders and the Remuneration Committee Chairman took place during this consultation period. Further details of this consultation are provided on pages 67 to 69 whilst a summary of the proposed changes to our current policy, which are incorporated in this revised Remuneration Policy section, is provided on page 70. Listening to and consulting with our employees is very important. This can take different forms in different markets but always includes our annual people survey which attracts very high levels of participation and engagement. We do not consult directly with employees on the executive remuneration policy nor is any fixed remuneration comparison measurement used. However, when determining the policy for Executive Directors, we have been mindful of the pay and employment conditions of employees in Vodafone Group as a whole, with particular reference to the market in which the executive is based. Further information on our remuneration policy for other employees is given on page 74. Performance measures and targets Our Company strategy and business objectives are the primary consideration when we are selecting performance measures for our incentive plans. The targets within our incentive plans that are related to internal financial measures (such as revenue, profit and cash flow) are typically determined based on our budgets. Targets for strategic and external measures (such as customer appreciation KPIs and total shareholder return (‘TSR’)) are set based on company objectives and in light of the competitive marketplace. The threshold and maximum levels of performance are set to reflect minimum acceptable levels at threshold and very stretching levels at maximum. As in previous Remuneration Reports we will disclose the details of our performance targets for our short and long-term incentive plans. However, our annual bonus targets are commercially sensitive and therefore we will only disclose our targets in the Remuneration Report following the completion of the financial year. We will disclose the targets for each long-term award in the Remuneration Report for the financial year preceding the start of the performance period. At the end of each performance period we review performance against the targets, using judgement to account for items such as (but not limited to) mergers, acquisitions, disposals, foreign exchange rate movements, changes in accounting treatment, material one-off tax settlements etc. The application of judgement is important to ensure that the final assessments of performance are fair and appropriate. In addition, the Remuneration Committee reviews the incentive plan results before any payments are made to executives or any shares vest and has full discretion to adjust the final payment or vesting downwards if they believe circumstances warrant it. In particular, the Committee has the discretion to use either malus or clawback as it sees appropriate. In the case of malus, the award may lapse wholly or in part, may vest to a lesser extent than it would otherwise have vested or vesting may be delayed. In the case of clawback, the Committee may recover bonus amounts that have been paid up to three years after the relevant payment date, or recover share awards that have vested up to two years after the relevant vesting date. The key trigger events for the use of the clawback arrangements include material misstatement of performance, material miscalculation of performance condition outcomes, and gross misconduct. Subject to approval of this Remuneration Policy, the clawback arrangements will be applicable to all future bonus amounts paid, or share awards granted, following the 2017 AGM. Vodafone Group Plc Annual Report on Form 20-F 2017 71 Overview Strategy Performance Governance Financials Additional information

Remuneration Policy (continued) The remuneration policy table The table below summarises the main components of the reward package for Executive Directors. Purpose and link to strategy Operation Base salary –– To attract and retain the best talent. –– Salaries are usually reviewed annually and fixed for 12 months commencing 1 July. Decision is influenced by: –– level of skill, experience and scope of responsibilities of individual; –– business performance, scarcity of talent, economic climate and market conditions; –– increases elsewhere within the Group; and –– external comparator groups (which are used for reference purposes only) made up of companies of similar size and complexity to Vodafone. Pension –– To remain competitive within the marketplace. –– Executive Directors may choose to participate in the defined contribution pension scheme or to receive a cash allowance in lieu of pension. Benefits –– To aid retention and remain competitive within the marketplace. –– Travel related benefits. This may include (but is not limited to) company car or cash allowance, fuel and access to a driver where appropriate. –– Private medical, death and disability insurance and annual health checks. –– In the event that we ask an individual to relocate we would offer them support in line with Vodafone’s relocation or international assignment policies. This may cover (but is not limited to) relocation, cost of living allowance, housing, home leave, education support, tax equalisation and advice. –– Legal fees if appropriate. –– Other benefits are also offered in line with the benefits offered to other employees for example, our all-employee share plan, mobile phone discounts, maternity/paternity benefits, sick leave, paid holiday, etc. Annual Bonus – Global Short- Term Incentive Plan (‘GSTIP’) –– To drive behaviour and communicate the key priorities for the year. –– To motivate employees and incentivise delivery of performance over the one year operating cycle. –– The financial metrics are designed to both drive our growth strategies whilst also focusing on improving operating efficiencies. The strategic measures aim to ensure a great customer experience remains at the heart of what we do. –– Bonus levels and the appropriateness of measures and weightings are reviewed annually to ensure they continue to support our strategy. –– Performance over the financial year is measured against stretching financial and non-financial performance targets set at the start of the financial year. –– The annual bonus is usually paid in cash in June each year for performance over the previous year. Long-Term Incentive – Global Long-Term Incentive Plan (‘GLTI’) –– To motivate and incentivise delivery of sustained performance over the long term. –– To support and encourage greater shareholder alignment through a high level of personal share ownership. –– The use of free cash flow as the principal performance measure ensures we apply prudent cash management and rigorous capital discipline to our investment decisions, whilst the use of TSR along with a performance period of not less than three years means that we are focused on the long-term interests of our shareholders. –– Award levels and the framework for determining vesting are reviewed annually to ensure they continue to support our strategy. –– Long-term incentive awards consist of performance shares which are granted each year. –– All awards vest not less than three years after the award based on Group operational and external performance. –– Dividend equivalents are paid in cash after the vesting date. Remuneration Directors’ remuneration (continued) 72 Vodafone Group Plc Annual Report on Form 20-F 2017

Opportunity Performance metrics –– Average salary increases for existing Executive Committee members (including Executive Directors) will not normally exceed average increases for employees in other appropriate parts of the Group. Increases above this level may be made in specific situations. These situations could include (but are not limited to) internal promotions, changes to role, material changes to the business and exceptional company performance. None. –– The pension contribution or cash payment is equal to 24% of annual gross salary. None. –– Benefits will be provided in line with appropriate levels indicated by local market practice in the country of employment. –– We expect to maintain benefits at the current level but the value of benefit may fluctuate depending on, amongst other things, personal situation, insurance premiums and other external factors. None. –– Bonuses can range from 0–200% of base salary, with 100% paid for on-target performance. Maximum is only paid out for exceptional performance. –– Performance over each financial year is measured against stretching targets set at the beginning of the year. –– The performance measures normally comprise of a mix of financial and strategic measures. Financial measures may include (but are not limited to) profit, revenue and cash flow with a weighting of no less than 50%. Strategic measures may include (but are not limited to) customer appreciation KPIs such as net promoter score and brand consideration. –– The target award level is 230% of base salary for the Chief Executive and 210% for other Executive Directors. –– Minimum vesting is 0% of the target award level, threshold vesting is 45% of the target award level, and maximum vesting is 250% of the target award level. –– Maximum long-term incentive face value at award of 575% of base salary for the Chief Executive and 525% for others Executive Directors. –– The Committee has the discretion to reduce long-term incentive grant levels for directors who have neither met their shareholding guideline nor increased their shareholding by 100% of salary during the year. –– The awards that vest accrue cash dividend equivalents over the three year vesting period. –– Awards vest to the extent performance conditions are satisfied. There is a mandatory holding period where 50% of the post-tax shares are released after vesting, a further 25% after the first anniversary of vesting, and the remaining 25% will be released after the second anniversary. –– Performance is measured against stretching targets set at the beginning of the performance period. –– Vesting is determined based on the following measures: –– adjusted free cash flow as our operational performance measure; and –– relative TSR against a peer group of companies as our external performance measure. –– Measures will normally be weighted 2/3 to adjusted free cash flow and 1/3 to relative TSR. Vodafone Group Plc Annual Report on Form 20-F 2017 73 Overview Strategy Performance Governance Financials Additional information

Remuneration Policy (continued) Notes to the remuneration policy table Existing arrangements We will honour existing awards to Executive Directors, and incentives, benefits and contractual arrangements made to individuals prior to their promotion to the Board and/or prior to the approval and implementation of this policy. For the avoidance of doubt this includes payments in respect of any award granted under the previous remuneration policy. This will last until the existing incentives vest (or lapse) or the benefits or contractual arrangements no longer apply. Long-Term Incentive (‘GLTI’) When referring to our long-term incentive awards we use the financial year end in which the award was made. For example, the “2017 award” was made in the financial year ending 31 March 2017. The awards are usually made in the first half of the financial year (the 2017 award was made in June 2016). The extent to which awards vest depends on two performance conditions: ––underlying operational performance as measured by adjusted free cash flow; and ––relative Total Shareholder Return (‘TSR’) against a peer group median. Adjusted free cash flow The free cash flow performance is based on the cumulative adjusted free cash flow figure over the performance period. The detailed targets and the definition of adjusted free cash flow are determined each year as appropriate. The target adjusted free cash flow level is set by reference to our long-range plan and market expectations. We consider the targets to be critical to the Company’s long-term success and its ability to maximise shareholder value, and to be in line with the strategic goals of the Company. The Remuneration Committee sets these targets to be sufficiently demanding with significant stretch where only outstanding performance will be rewarded with a maximum payout. The cumulative adjusted free cash flow vesting levels as a percentage of the award subject to this performance element are shown in the table below (with linear interpolation between points): Performance Vesting percentage (% of FCF element) Below threshold 0% Threshold 18% Target 40% Maximum 100% TSR outperformance of a peer group median We have a limited number of appropriate peers and this makes the measurement of a relative ranking system volatile. As such, the outperformance of the median of a peer group is felt to be the most appropriate TSR measure. The peer group for the performance condition is reviewed each year and amended as appropriate. The TSR vesting levels as a percentage of the award subject to this performance element are shown in the table below (with linear interpolation between points): Vesting percentage (% of TSR element) Below median 0% Median 18% Percentage outperformance of the peer group median equivalent to 65th percentile 40% Percentage outperformance of the peer group median equivalent to 80th percentile 100% In order to determine the percentages for the equivalent outperformance levels above median, the Remuneration Committee seeks independent external advice. Remuneration policy for other employees While our remuneration policy follows the same fundamental principles across the Group, packages offered to employees reflect differences in market practice in the different countries, role and seniority. For example, the remuneration package elements for our Executive Committee are essentially the same as for the Executive Directors with some minor differences, for example smaller levels of share awards and local or regional performance conditions where appropriate. The remuneration for the next level of management, our senior leadership team, again follows the same principles with local and individual performance aspects in the annual bonus targets and performance share awards. They also receive lower levels of share awards which are partly delivered in conditional share awards without performance conditions. Remuneration Directors’ remuneration (continued) 74 Vodafone Group Plc Annual Report on Form 20-F 2017

Estimates of total future potential remuneration from 2018 pay packages The tables below provide estimates of the potential future remuneration for each of the Executive Directors based on the remuneration opportunity to be granted in the 2018 financial year. Potential outcomes based on different performance scenarios are provided for each Executive Director. The assumptions underlying each scenario are described below. Fixed Consists of base salary, benefits and pension. Base salary is at 1 July 2017. Benefits are valued using the figures in the total remuneration for the 2017 financial year table on page 78 (of the 2017 report). Pensions are valued by applying cash allowance rate of 24% of base salary at 1 July 2017. Base (£’000) Benefits (£’000) Pension (£’000) Total fixed (£’000) Chief Executive 1,150 27 276 1,453 Chief Financial Officer 725 29 174 928 On target Based on what a Director would receive if performance was in line with plan. The target award opportunity for the annual bonus (‘GSTIP’) is 100% of base salary. The target award opportunity for the long-term incentive (‘GLTI’) is 230% of base salary for the Chief Executive and 210% for the Chief Financial Officer. We assumed that TSR performance was at median. Maximum Two times the target award opportunity is payable under the annual bonus (‘GSTIP’). The maximum levels of performance for the long-term incentive (‘GLTI’) are 250% of target award opportunity. We assumed that TSR performance was at or above the 80th percentile equivalent. All scenarios Long-term incentives consist of share awards only which are measured at face value i.e. no assumption for increase in share price or cash dividend equivalents payable. Vittorio Colao, Chief Executive 10,000 12,000 8,000 6,000 4,000 2,000 0 Fixed £1,453 On target £5,248 Maximum £10,366 £’000 28% 22% 14% 22% 64% 50% ¢ Salary and benefits ¢ Annual bonus ¢ Long-term incentive Nick Read, Chief Financial Officer 10,000 12,000 8,000 6,000 4,000 2,000 0 Fixed On target Maximum £’000 ¢ Salary and benefits ¢ Annual bonus ¢ Long-term incentive £928 £3,176 £6,184 29% 23% 48% 15% 23% 62% Recruitment remuneration Our approach to recruitment remuneration is to pay no more than is necessary and appropriate to attract the right talent to the role. The remuneration policy table (pages 72 and 73) sets out the various components which would be considered for inclusion in the remuneration package for the appointment of an Executive Director. Any new Director’s remuneration package would include the same elements, and be subject to the same constraints, as those of the existing Directors performing similar roles. This means a potential maximum bonus opportunity of 200% of base salary and long-term incentive maximum face value of opportunity at award of 575% of base salary. When considering the remuneration arrangements of individuals recruited from external roles to the Board, we will take into account the remuneration package of that individual in their prior role. We only provide additional compensation to individuals for awards foregone. If necessary we will seek to replicate, as far as practicable, the level and timing of such remuneration, taking into account also any remaining performance requirements applying to it. This will be achieved by granting awards of cash or shares that vest over a timeframe similar to those forfeited and if appropriate based on performance conditions. A commensurate reduction in quantum will be applied where it is determined that the new awards are either not subject to performance conditions or subject to performance conditions that are not as stretching as those of the awards forfeited. Service contracts of Executive Directors After an initial term of up to two years Executive Directors’ contracts have rolling terms and are terminable on no more than 12 months’ notice. The key elements of the service contract for executives relate to remuneration, payments on loss of office (see below), and restrictions during active employment (and for 12 months thereafter). These restrictions include non-competition, non-solicitation of customers and employees etc. Additionally, all of the Company’s share plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become exercisable on a change of control to the extent that any performance condition has been satisfied and pro-rated to reflect the acceleration of vesting. Vodafone Group Plc Annual Report on Form 20-F 2017 75 Overview Strategy Performance Governance Financials Additional information

Remuneration Policy (continued) Payments for departing executives In the table below we summarise the key elements of our policy on payment for loss of office. We will of course, always comply both with the relevant plan rules and local employment legislation. Provision Policy Notice period and compensation for loss of office in service contracts –– 12 months’ notice from the Company to the Executive Director. –– Up to 12 months’ base salary (in line with the notice period). Notice period payments will either be made as normal (if the executive continues to work during the notice period or is on gardening leave) or they will be made as monthly payments in lieu of notice (subject to mitigation if alternative employment is obtained). Treatment of annual bonus (‘GSTIP’) on termination under plan rules –– The annual bonus will be pro-rated for the period of service during the financial year and will reflect the extent to which Company performance has been achieved. –– The Remuneration Committee has discretion to reduce the entitlement to an annual bonus to reflect the individual’s performance and the circumstances of the termination. Treatment of unvested long-term incentive awards (‘GLTI’) on termination under plan rules –– An Executive Director’s award will vest in accordance with the terms of the plan and satisfaction of performance conditions measured at the normal completion of the performance period, with the award pro-rated for the proportion of the vesting period that had elapsed at the date of cessation of employment. –– The Remuneration Committee has discretion to vary the level of vesting as deemed appropriate, and in particular to determine that awards should not vest for reasons which may include, at their absolute discretion, departure in case of poor performance, departure without the agreement of the Board, or detrimental competitive activity. Pension and benefits –– Generally pension and benefit provisions will continue to apply until the termination date. –– Where appropriate other benefits may be receivable, such as (but not limited to) payments in lieu of accrued holiday and legal fees or tax advice costs in relation to the termination. –– Benefits of relative small value may continue after termination where appropriate, such as (but not limited to) mobile phone provision. In exceptional circumstances, an arrangement may be established specifically to facilitate the exit of a particular individual albeit that any such arrangement would be made within the context of minimising the cost to the Group. We will only take such a course of action in exceptional circumstances and where it is considered to be in the best interests of shareholders. Chairman and Non-Executive Directors’ remuneration Our policy is for the Chairman to review the remuneration of Non-Executive Directors annually following consultation with the Remuneration Committee Chairman. Fees for the Chairman are set by the Remuneration Committee. Element Policy Fees –– We aim to pay competitively for the role including consideration of the time commitment required. We benchmark the fees against an appropriate external comparator group. We pay fees to our Chairman and Senior Independent Director that include fees for chairmanship of any committees. We pay a fee to each of our other Non-Executive Directors and they receive an additional fee if they chair a committee. Non-executive fee levels are set within the maximum level as approved by shareholders as part of our Articles of Association. Allowances –– An allowance is payable each time a non-Europe-based Non-Executive Director is required to travel to attend Board and committee meetings to reflect the additional time commitment involved. Incentives –– Non-Executive Directors do not participate in any incentive plans. Benefits –– Non-Executive Directors do not participate in any benefit plans. The Company does not provide any contribution to their pension arrangements. The Chairman is entitled to the use of a car and a driver whenever and wherever he is providing his services to or representing the Company. We have been advised that for Non-Executive Directors, certain travel and accommodation expenses in relation to attending Board meetings should be treated as a taxable benefit therefore we also cover the tax liability for these expenses. Non-Executive Director service contracts Non-Executive Directors are engaged on letters of appointment that set out their duties and responsibilities. The appointment of Non-Executive Directors may be terminated without compensation. Non-Executive Directors are generally not expected to serve for a period exceeding nine years. For further information refer to the “Nomination and Governance Committee” section of the Annual Report. Remuneration Directors’ remuneration (continued) 76 Vodafone Group Plc Annual Report on Form 20-F 2017

Annual Report on Remuneration Remuneration Committee In this section we give details of the composition of the Remuneration Committee and activities undertaken during the 2017 financial year. The Committee is comprised to exercise independent judgement and consists only of the following independent Non-Executive Directors: Chairman: Valerie Gooding Committee members: Dr Mathias Döpfner, Renee James and Samuel Jonah The Committee regularly consults with Vittorio Colao, the Chief Executive, and Ronald Schellekens, the Group HR Director, on various matters relating to the appropriateness of awards for Executive Directors and senior executives, though they are not present when their own compensation is discussed. In addition, Adrian Jackson, the Group Reward and Policy Director, provides a perspective on information provided to the Committee, and requests information and analysis from external advisers as required. Rosemary Martin, the Group General Counsel and Company Secretary, advises the Committee on corporate governance guidelines and acts as secretary to the Committee. External advisers The Remuneration Committee seeks and considers advice from independent remuneration advisers where appropriate. The appointed advisers, Willis Towers Watson, were selected through a thorough process led by the Chairman of the Remuneration Committee and were appointed by the Committee in 2007. The Chairman of the Remuneration Committee has direct access to the advisers as and when required, and the Committee determines the protocols by which the advisers interact with management in support of the Committee. The advice and recommendations of the external advisers are used as a guide, but do not serve as a substitute for thorough consideration of the issues by each Committee member. Advisers attend Committee meetings occasionally, as and when required by the Committee. Willis Towers Watson is a member of the Remuneration Consultants’ Group and, as such, voluntarily operates under the Remuneration Consultants’ Group Code of Conduct in relation to executive remuneration consulting in the UK. This is based upon principles of transparency, integrity, objectivity, competence, due care and confidentiality by executive remuneration consultants. Willis Towers Watson has confirmed that it adheres to that Code of Conduct throughout the year for all remuneration services provided to Vodafone and therefore the Committee is satisfied that it is independent and objective. The Remuneration Consultants’ Group Code of Conduct is available at remunerationconsultantsgroup.com. Adviser Appointed by Services provided to the Committee Fees for services provided to the Committee £’0001 Other services provided to the Company Willis Towers Watson Remuneration Committee in 2007 Advice on market practice; governance; provision of market data on executive reward; reward consultancy; and performance analysis. 60 Reward and benefits consultancy; provision of benchmark data; pension administration; and insurance consultancy services. Note: 1 Fees are determined on a time spent basis. 2016 annual general meeting – Remuneration Report voting results At the 2016 annual general meeting there was an advisory vote on our Remuneration Report. Details of the voting outcomes are provided in the table below. Votes for % Votes against % Total votes Withheld Remuneration Report 17,640,195,555 96.92 560,164,876 3.08 18,200,360,431 492,289,893 2014 annual general meeting – Remuneration Policy voting results At the 2014 annual general meeting there was a binding vote on our Remuneration Policy. Details of the voting outcomes are provided in the table below. Votes for % Votes against % Total votes Withheld Remuneration Policy 16,620,036,145 95.97 698,459,069 4.03 17,318,495,214 227,447,313 Meetings The Remuneration Committee had five formal meetings and two formal conference calls during the year. In addition, informal conference calls can also take place. The principal agenda items at the formal meetings were as follows: Meeting Agenda items May 2016 –– 2016 annual bonus achievement and 2017 targets and ranges –– 2013 long-term incentive award vesting and 2017 targets and ranges –– 2016 Directors’ Remuneration Report July 2016 –– 2017 long-term incentive awards –– Large local market CEO remuneration November 2016 –– Review of Remuneration Policy –– Shareholder communication materials –– Corporate governance matters January 2017 –– 2017 annual bonus framework –– Shareholder consultation update March 2017 –– 2017 reward packages for the Executive Committee –– Chairman and Non-Executive Director fee levels –– Shareholder consultation update –– 2017 Directors’ Remuneration Report –– Committee’s Terms of Reference –– Risk assessment Vodafone Group Plc Annual Report on Form 20-F 2017 77 Overview Strategy Performance Governance Financials Additional information

Annual Report on Remuneration (continued) 2017 remuneration In this section we summarise the pay packages awarded to our Executive Directors for performance in the 2017 financial year versus 2016. Specifically we have provided a table that shows all remuneration that was earned by each individual during the year and computed a single total remuneration figure for the year. The value of the annual bonus (‘GSTIP’) reflects what was earned in respect of the year but will be paid out in cash in the following year. Similarly the value of the long-term incentive (‘GLTI’) reflects the share awards which will vest in June 2017 as a result of the performance through the three year period ended at the completion of our financial year on 31 March 2017. The Remuneration Committee reviews all incentive awards prior to payment and uses judgement to ensure that the final assessments of performance are fair and appropriate. If circumstances warrant it, the Committee may adjust the final payment or vesting downwards. On this occasion, based on the fact that final annual bonus payout and final vesting level of long-term incentives awards under the GLTI were deemed to be an accurate reflection of performance and were considered fair and appropriate, the Committee did not use its discretion to adjust final outcomes. Total remuneration for the 2017 financial year Vittorio Colao Nick Read 2017 £’000 2016 £’000 2017 £’000 2016 £’000 Salary/fees 1,150 1,150 710 694 Taxable benefits1 27 32 29 26 Annual bonus: GSTIP (see below for further detail) 1,087 1,342 675 817 Total long-term incentive: 3,477 2,383 1,860 1,393 GLTI vesting during the year2 2,964 2,056 1,586 842 Cash in lieu of GLTI dividends3 513 327 274 134 GLTR vesting during the year – – – 380 GLTR dividend equivalent shares – – – 37 Cash in lieu of pension 276 316 171 191 Other4 1 1 1 1 Total 6,018 5,224 3,446 3,122 Notes: 1 Taxable benefits include amounts in respect of: – Private healthcare (2017: Vittorio Colao £3,091, Nick Read £2,079; 2016: Vittorio Colao £1,946, Nick Read£1,946); – Cash car allowance £19,200 p.a.; and – Travel (2017: Vittorio Colao £4,812, Nick Read £7,933; 2016: Vittorio Colao £10,764, Nick Read £4,546). 2 The value shown in the 2016 column is the award which vested on 26 June 2016 and is valued using the execution share price on 27 June 2016 of 211.87. The value shown in the 2017 column is the award which vests on 26 June 2017 and is valued using an average of closing share price over the last quarter of the 2017 financial year of 203.24 pence. 3 Participants also receive a cash award, equivalent in value to the dividends that would have been paid during the vesting period on any shares that vest. The cash in lieu of dividend value shown in 2017 relates to the award which vests on 26 June 2017. 4 Reflects the value of the SAYE benefit which is calculated as £250 x 12 months x 20% to reflect the discount applied based on savings made during the year. 2017 annual bonus (‘GSTIP’) payout In the table below we disclose our achievement against each of the performance measures and targets in our annual bonus (‘GSTIP’) and the resulting total annual bonus payout level for the year ended 31 March 2017 of 94.5% of target. This is applied to the target bonus level of 100% of base salary for each executive. Commentary on our performance against each measure is provided below the table. Performance measure Payout at target performance 100% Payout at maximum performance 200% Actual payout % Threshold performance level €bn Target performance level €bn Maximum performance level €bn Actual performance level1 €bn Service revenue 20% 40% 17.7% 47.8 50.3 52.8 50.0 Adjusted EBITDA2 20% 40% 17.1% 14.9 16.0 17.1 15.8 Adjusted free cash flow 20% 40% 20.1% 3.2 4.0 4.9 4.0 Customer appreciation KPIs 40% 80% 39.6% See below for further details Total annual bonus payout level 100% 200% 94.5% Notes: 1 These figures are adjusted to include the removal of the impact of M&A, foreign exchange movements and any changes in accounting treatment. 2 Adjusted EBITDA, previously referred to as EBITDA in prior year reports. During the year under review, service revenue performance was slightly below budget which was mainly due to below target performance in our UK, India and Carrier Services businesses. Adjusted EBITDA result was also slightly below target performance with the UK business off-setting above target performance in Europe and India off-setting positive performance in the AMAP region. With regards to adjusted free cash flow, overall performance was on target with below target results in the Europe and AMAP regions being offset by positive cash management at a Group level. Customer appreciation KPIs An assessment of performance under the customer appreciation KPIs measure was conducted on a market by market basis. Each market was assessed against a number of different metrics which included: –– Net promoter score for both Consumer and Enterprise business units –– Brand consideration for Enterprise and both Consumer user and Consumer non-user –– Churn, revenue market share and ARPU Remuneration Directors’ remuneration (continued) 78 Vodafone Group Plc Annual Report on Form 20-F 2017

In respect of the measures included under the customer appreciation KPIs, net promoter score is used as a measure of the extent to which our customers would recommend us, whilst brand consideration acts as a measure of the percentage of people who would consider using a certain brand as their telecoms provider. Both measures utilise data from our local markets which is collected and validated for quality and consistency by independent third party agencies. The data is sourced from studies involving both our own customers and customers of our competitors for the NPS measure, and both Vodafone users and non-users for the brand consideration measure. In formulating a final assessment of performance under the customer appreciation KPIs other relevant customer factors such as churn, customer growth and service levels are considered. The aggregated performance for the regions and the Group are calculated on a revenue-weighted average to give an overall achievement. Performance this year under this measure is as follows; Customer appreciation KPIs Achievement Europe 89.5% AMAP 119.5% Group 99.1% The achievement percentage for Europe reflects strong performance in Italy, where we remain the Consumer NPS leader, as well as in Spain where not only did we remain the Consumer NPS leader but we also now lead the brand consideration for non user consumers. This strong performance however is offset by poor performance in the UK where further improvement is required on the customer experience. The achievement percentage for AMAP reflects strong performance in several markets, specifically Egypt, South Africa and Ghana. Egypt are leaders in both Consumer and Enterprise NPS and continue to maintain their number 1 position in brand consideration for both Consumer and Enterprise, while South Africa continue to lead in both Consumer NPS and brand consideration. 2017 annual bonus (‘GSTIP’) amounts Base salary £’000 Target bonus % of base salary 2017 payout % of target Actual payment £’000 Vittorio Colao 1,150 100% 94.5% 1,087 Nick Read 714 100% 94.5% 675 Long-term incentive (‘GLTI’) award vesting in June 2017 The 2015 long-term incentive (‘GLTI’) awards which were made in June 2014 will vest at 43.5% of maximum (108.9% of target) in June 2017. The performance conditions for the three year period ending in the 2017 financial year are as follows: TSR outperformance Adjusted free cash flow measure £bn 0% (Up to median) 5% (65th percentile equivalent) 10% (80th percentile equivalent) Below threshold <3.4 0% 0% 0% Threshold 3.4 50% 100% 125% Target 5.1 75% 150% 200% Maximum 6.8 125% 187.5% 250% TSR peer group Bharti Orange BT Group Telecom Italia Deutsche Telekom Telefónica MTN The adjusted free cash flow for the three year period ended on 31 March 2017 was £5.7 billion. This compares with a target of £5.1 billion and a maximum of £6.8 billion. The chart to the right shows that our TSR performance against our peer group for the same period resulted in below median performance. Using the combined payout matrix above, this performance resulted in a payout of 108.9% of target. The combined vesting percentages are applied to the target number of shares granted as shown below. 2015 GLTI award: TSR performance (growth in the value of a hypothetical US$100 holding over the performance period, six-month averaging) 140 130 110 120 100 90 80 70 03/14 09/14 03/15 09/15 03/16 09/16 03/17 Vodafone Group Median of peer group Outperformance of median of 9% p.a. 100 106 117 113 92 94 133 101 118 133 113 92 98 122 92 81 107 78 115 2015 GLTI performance share awards vesting in June 2017 Maximum number of shares Target number of shares Adjusted free cash flow performance payout % of target TSR multiplier Overall vesting % of target Number of shares vesting Value of shares vesting (’000) Vittorio Colao 3,350,011 1,340,004 108.9% 1.00 times 108.9% 1,458,594 £2,964 Nick Read 1,792,668 717,067 108.9% 1.00 times 108.9% 780,527 £1,586 These share awards will vest on 26 June 2017. Specified procedures are performed by PricewaterhouseCoopers LLP over the adjusted free cash flow to assist with the Committee’s assessment of performance. The performance assessment in respect of the TSR measure is undertaken by Willis Towers Watson. Details of how the plan works can be found in the Policy Report that was approved at the 2014 AGM. Vodafone Group Plc Annual Report on Form 20-F 2017 79 Overview Strategy Performance Governance Financials Additional information

Annual Report on Remuneration (continued) Long-term incentive (‘GLTI’) awarded during the year The performance conditions for the 2017 long-term incentive awards made in June 2016 are a combination of adjusted free cash flow and TSR performance as follows: TSR outperformance Adjusted free cash flow measure £bn1 0.0% (Up to median) 4.5% (65th percentile equivalent) 9.0% (80th percentile equivalent) Below threshold <9.95 0% 0% 0% Threshold 9.95 50% 75% 100% Target 11.80 100% 150% 200% Maximum 13.65 125% 187.5% 250% TSR peer group Bharti Orange BT Group Telecom Italia Deutsche Telekom Telefónica MTN Note: 1 In line with the decision to change the Group’s reporting currency to euros from pounds sterling, as outlined in last year’s report, the equivalent targets in euros, based on internal foreign exchange rate assumptions, including €1.38 : £1, will be a threshold of €13.75bn, a target of €16.30bn and a maximum of €18.85bn. The combined vesting percentages are applied to the target number of conditional shares granted. In order to participate fully in this award, executives had to co-invest personal shares worth 100% of salary. The resulting awards to Executive Directors were as follows: 2017 GLTI performance share awards made in June 2016 Number of shares awarded Face value of shares awarded1 Proportion of maximum award vesting at minimum performance Performance period end Target vesting level (40% of max) Maximum vesting level Target vesting level Maximum vesting level Vittorio Colao 1,231,575 3,078,938 £2,670,055 £6,675,138 1/5th 31 Mar 2019 Nick Read 572,849 1,432,123 £1,241,937 £3,104,843 1/5th 31 Mar 2019 Note: 1 Face value calculated based on the share price at the date of grant of 216.8 pence. Dividend equivalents on the shares that vest are paid in cash after the vesting date. Outstanding awards The award structure for awards made in the 2016 and 2017 financial years (vesting in June/September 2018 and June 2019 respectively) is as set out below. These awards vest subject to a combined vesting matrix as follows (illustrated as a percentage of target with linear interpolation between points): TSR outperformance Adjusted free cash flow measure Up to Median 65th percentile equivalent 80th percentile equivalent Below threshold 0% 0% 0% Threshold 50% 75% 100% Target 100% 150% 200% Maximum 125% 187.5% 250% Further details on the matrix structure used for the 2016 and 2017 awards can be found in the Annual Report on Remuneration of the relevant year. All-employee share plans During the year, the Executive Directors were eligible to participate in the UK all-employee plans. Summary of plans Sharesave The Vodafone Group 2008 Sharesave Plan is an HM Revenue & Customs (‘HMRC’) approved scheme open to all staff permanently employed by a Vodafone company in the UK as of the eligibility date. Options under the plan are granted at up to a 20% discount to market value. Executive Directors’ participation is included in the option table on page 82. Share Incentive Plan The Vodafone Share Incentive Plan (‘SIP’) is an HMRC approved plan open to all staff permanently employed by a Vodafone company in the UK. Participants may contribute up to a maximum of £125 per month (or 5% of salary if less) which the trustee of the plan uses to buy shares on their behalf. An equivalent number of shares are purchased with contributions from the employing company. UK-based Executive Directors are eligible to participate. Following a review of the UK all-employee plans it was decided that with effect from 1 April 2017 such offerings should be solely provided through an enhanced Sharesave programme. The new arrangements bring our UK all-employee plans more closely in line with market practice, help to reduce our costs and provide a simpler share plan offering for our UK employees. Remuneration Directors’ remuneration (continued) Vodafone Group Plc Annual Report 80 on Form 20-F 2017

Pensions The Executive Directors received a cash allowance of 24% of base salary during the 2017 financial year. No Executive Directors accrued benefits under any defined contribution pension plans during the year or have participated in a defined benefits scheme while an Executive Director. The Executive Directors are provided benefits in the event of death in service. They also have an entitlement under a long-term disability plan from which two-thirds of base salary, up to a maximum benefit determined by the insurer, would be provided until normal retirement date (aged 60). In respect of the Executive Committee members, the Group has made aggregate contributions of £233,011 (2016: £130,806) into defined contribution pension schemes. Alignment to shareholder interests Both of our Executive Directors have shareholdings in excess of their goals. Current levels of ownership by the Executive Directors, and the date by which the goal should be or should have been achieved, are shown below. The values are calculated using an average share price over the six months to 31 March 2017 of 206.37 pence. At 31 March 2017 Goal as a % of salary Current % of salary held % of goal achieved Number of shares Value of shareholding Date for goal to be achieved Vittorio Colao 400% 2,049% 512% 11,420,608 £23.6m July 2012 Nick Read 300% 548% 183% 1,896,820 £3.9m April 2019 As outlined in the Letter from the Remuneration Committee Chairman, and subject to shareholder approval of the revised Remuneration Policy, the shareholding guidelines will be increased to 500% of salary for the Chief Executive and 400% of salary for other Executive Directors with effect from the 2017 AGM. The revised guidelines will also include a post-employment condition whereby the Executive Directors will be required to continue to meet their guideline until all long-term incentives have vested. If this condition is not met, then any unvested GLTI awards will normally be forfeited Collectively the Executive Committee including the Executive Directors own more than 21 million Vodafone shares, with a value of over £45.3 million. None of the Executive Committee members’ shareholdings amounts to more than 1% of the issued shares in that class of share, excluding treasury shares. Directors’ interests in the shares of the Company A summary of interests in shares and scheme interests of the Directors who served during the year is given below. More details of the performance shares and options follows. At 31 March 2017 Share plans Share options Total number of interests in shares Unvested GLTI shares (with performance conditions) SAYE (unvested without performance conditions) Executive Directors Vittorio Colao 20,898,320 9,468,105 9,607 Nick Read 6,726,821 4,814,758 15,243 Total 27,625,141 14,282,863 24,850 The total number of interests in shares includes interests of connected persons, unvested share awards and share options. At 31 March 2017 Total number of interests in shares Non-Executive Directors Sir Crispin Davis 34,500 Dr Mathias Döpfner 11,500 Dame Clara Furse 25,000 Valerie Gooding 28,970 Renee James 27,272 Samuel Jonah 30,190 Gerard Kleisterlee 107,078 Nick Land 42,090 David Nish 74,137 Phil Yea 33,408 At 16 May 2017 and during the period from 1 April 2017 to 16 May 2017, no Director had any interest in the shares of any subsidiary company. Other than those individuals included in the tables above who were Board members at 31 March 2017, members of the Group’s Executive Committee at 31 March 2017 had an aggregate beneficial interest in 8,678,718 ordinary shares of the Company. At 16 May 2017 the Directors had an aggregate beneficial interest in 13,731,573 ordinary shares of the Company and the Executive Committee members had an aggregate beneficial interest in 8,679,088 ordinary shares of the Company, which includes awards made under the Vodafone Share Incentive Plan after 31 March 2017. None of the Directors or the Executive Committee members had an individual beneficial interest amounting to greater than 1% of the Company’s ordinary shares. The Directors’ total number of interests in shares did not change during the period from 1 April 2017 to 16 May 2017. Vodafone Group Plc Annual Report on Form 20-F 2017 81 Overview Strategy Performance Governance Financials Additional information

Annual Report on Remuneration (continued) Performance shares The maximum number of outstanding shares that have been awarded to Directors under the long-term incentive (‘GLTI’) plan are currently as follows: GLTI performance share awards 2015 award Awarded: June 2014 Performance period ending: March 2017 Vesting date: June 2017 Share price at grant: 189.9 pence 2016 award Awarded: June 2015 and September 2015 Performance period ending: March 2018 Vesting date: June 2018 Share price at grant: 239.4 pence and 207.2 pence 2017 award Awarded: June 2016 Performance period ending: March 2019 Vesting date: June 2019 Share price at grant: 216.8 pence Vittorio Colao 3,350,011 3,039,156 3,078,938 Nick Read 1,792,668 1,589,967 1,432,123 For details of the performance conditions for the 2016 and 2017 awards please see page 80. Details of the 2015 award are available on page 79. Share options The following information summarises the Executive Directors’ options under the Vodafone Group 2008 Sharesave Plan (‘SAYE’) and the Vodafone Group Incentive Plan (‘GIP’). HMRC approved awards may be made under all of the schemes mentioned. No other Directors have options under any schemes and, other than under the SAYE, no options have been granted since 2007. Options under the Vodafone Group 2008 Sharesave Plan were granted at a discount of 20% to the market value of the shares at the time of the grant. No other options may be granted at a discount. Grant date At 1 April 2016 or date of appointment Options granted during the 2017 financial year Options exercised during the 2017 financial year Options lapsed during the 2017 financial year Options held at 31 March 2017 Option price Date from which exercisable Expiry date Market price on exercise Gain on exercise Number of shares Number of shares Number of shares Number of shares Number of shares Pence1 Pence Vittorio Colao SAYE Jul 2014 9,607 – – – 9,607 156.13 Sep 2019 Feb 2020 – – Total 9,607 9,607 Nick Read GIP2 Jul 2007 927,443 – 927,443 – – 167.80 Jul 2010 Jul 2017 235.30 £626,030 SAYE Jul 2012 10,389 – – – 10,389 144.37 Sep 2017 Feb 2018 – – SAYE Mar 2017 4,854 4,854 154.51 Apr 2022 Sep 2022 – – Total 937,832 15,243 Notes: 1 The closing trade share price on 31 March 2017 was 208.10 pence. The highest trade share price during the year was 239.70 pence and the lowest price was 190.50 pence. 2 The options granted in July 2007 were subject to a three year cumulative growth in adjusted earnings per share performance condition. The options vested 100% in July 2010. At 16 May 2017 there had been no change to the Directors’ interests in share options from 31 March 2017. Other than those individuals included in the table above, at 16 May 2017 members of the Group’s Executive Committee held options for 54,654 ordinary shares at prices ranging from 154.5 pence to 189.2 pence per ordinary share, with a weighted average exercise price of 164.1 pence per ordinary share exercisable at dates ranging from 1 September 2017 to 1 April 2022. Hannes Ametsreiter, Aldo Bisio, António Coimbra, Ahmed Essam, Ronald Schellekens and Serpil Timuray held no options at 16 May 2017. Loss of office payments Other than amounts already disclosed in prior year reports, no loss of office payments were made during the year. Payments to past Directors During the 2017 financial year Lord MacLaurin received benefit payments in respect of security costs as per his contractual arrangements. These costs exceeded our de minimis threshold of £5,000 p.a. and, including the tax paid, were £9,813 (2016: £9,411). Fees retained for external non-executive directorships Executive Directors may hold positions in other companies as non-executive directors and retain the fees. During the year ended 31 March 2017, Vittorio Colao served as a non-executive director on the boards of Unilever N.V. and Unilever PLC. Vittorio retained fees of £43,870 in respect of this role. Remuneration Directors’ remuneration (continued) Vodafone Group Plc Annual Report 82 on Form 20-F 2017

Assessing pay and performance In the table below we summarise the Chief Executive’s single figure remuneration over the past eight years, as well as how our variable pay plans have paid out in relation to the maximum opportunity. This can be compared with the historic TSR performance over the same period. The chart below shows the performance of the Company relative to the STOXX Europe 600 Index over an eight year period. The STOXX Europe 600 Index was selected as this is a broad-based index that includes many of our closest competitors. It should be noted that the payout from the long-term incentive plan is based on the TSR performance shown in the chart on page 79 and not this chart. Eight-year historical TSR performance (growth in the value of a hypothetical €100 holding over eight years) 325 275 175 225 125 75 100 137 155 170 168 190 167 215 193 267 227 285 287 322 279 310 245 Vodafone Group STOXX Europe 600 Index 03/09 03/10 03/11 03/12 03/13 03/14 03/15 03/16 03/17 Financial year remuneration for Chief Executive (Vittorio Colao) 20101 2011 2012 2013 2014 2015 2016 2017 Single figure of total remuneration £’000 3,350 7,022 15,767 11,099 8,014 2,810 5,224 6,018 Annual variable element (actual award versus maximum opportunity) 64% 62% 47% 33% 44% 56% 58% 47% Long-term incentive (vesting versus maximum opportunity) 25% 31% 100% 57% 37% 0% 23% 44% Note: 1 The single figure reflects share awards which were granted in 2006 and 2007, prior to his appointment to Chief Executive in 2008. Change in the Chief Executive’s remuneration In the table below we show the percentage change in the Chief Executive’s remuneration (salary, taxable benefits and annual bonus payment) between the 2016 and 2017 financial years compared to the average for other Vodafone Group employees who are measured on comparable business objectives and who have been employed in the UK since 2016 (per capita). Vodafone has employees based all around the world and some of these individuals work in countries with very high inflation therefore a comparison to Vodafone’s UK-based Group employees is more appropriate than to all employees. Percentage change from 2016 to 2017 Item Chief Executive: Vittorio Colao Other Vodafone Group employees employed in the UK Base salary 0.0% 5.0% Taxable benefits -15.6% 0.4% Annual bonus -19.0% -6.7% Relative spend on pay The chart below shows both the dividends distributed in the year and the total cost of remuneration in the Group. Relative importance of spend on pay 5,000 4,000 6,000 3,000 2,000 1,000 0 €m 4,233 5,519 5,804 3,709 2016 2017 2016 2017 Distributed by way of dividends Overall expenditure on remuneration for all employees For more details on dividends and expenditure on remuneration for all employees, please see pages 125 and 154 respectively. Vodafone Group Plc Annual Report on Form 20-F 2017 83 Overview Strategy Performance Governance Financials Additional information

Annual Report on Remuneration (continued) 2017 remuneration for the Chairman and Non-Executive Directors Salary/fees Benefits1 Total 2017 £’000 2016 £’000 2017 £’000 2016 £’000 2017 £’000 2016 £’000 Chairman Gerard Kleisterlee 625 625 87 77 712 702 Senior Independent Director Phil Yea 140 128 2 1 142 129 Non-Executive Directors Sir Crispin Davis 115 115 10 – 125 115 Dr Mathias Döpfner 115 115 10 1 125 116 Dame Clara Furse 115 115 13 – 128 115 Valerie Gooding 140 132 12 6 152 138 Renee James2 139 133 11 10 150 143 Samuel Jonah2 145 151 9 17 154 168 Nick Land 140 140 3 1 143 141 David Nish (appointed 1 January 2016) 115 29 13 7 128 36 Former Non-Executive Directors Luc Vandevelde (retired 28 July 2015) – 53 – 19 – 72 Total 1,789 1,736 170 139 1,959 1,875 Notes: 1 We have been advised that for Non-Executive Directors, certain travel and accommodation expenses in relation to attending Board meetings should be treated as a taxable benefit. The table above includes these travel expenses and the corresponding tax contribution. 2 Salary/fees include an additional allowance of £6,000 per meeting for Directors based outside Europe. 2018 remuneration Details of how the remuneration policy will be implemented for the 2018 financial year are set out below. 2018 base salaries As part of the 2017 review, the Remuneration Committee considered business performance, salary increases for other UK employees and external market information. In respect of external market information, the Committee looked at the following two peer groups: 1) Euro Top peer group: Top 25 European general industry companies by market capitalisation, excluding financial services companies, as well as a select group of telecommunications companies in the Top 100 that are also members of our TSR peer group. 2) FTSE 30: Top 30 FTSE listed companies by market capitalisation, excluding financial services companies. The Committee decided to increase the salary of the Chief Financial Officer by 1.5% which is in line with the average salary increase budget for all employees across the UK. The Chief Executive requested not to be considered for a salary increase during the review. The average salary increase for Executive Committee members will be 1.6% – this compares to a budget of 1.5% which is based on an average of the relevant local market budget for each Executive Committee member. The annual salaries for 2018 (effective 1 July 2017) are as follows: –– Chief Executive: Vittorio Colao £1,150,000; and –– Chief Financial Officer: Nick Read £725,000. 2018 annual bonus (‘GSTIP’) Following the Committee’s annual review of the GSTIP framework, and as outlined on pages 68 and 70, the Committee decided that the adjusted EBITDA measure used in previous years should be replaced with an adjusted EBIT measure to reflect an increased focus on both capital discipline and expenditure. The performance measures and weightings for 2018 are outlined below. –– service revenue (20%); –– adjusted EBIT (20%); –– adjusted free cash flow (20%); and –– customer appreciation KPIs (40%). This includes an assessment of net promoter score (‘NPS’) and brand consideration measures. The assessment of NPS and brand consideration metrics utilises data collected in our local markets which is validated for quality and consistency by independent third party agencies. Further details on how this data is collated and how the individual metrics used to measure customer appreciation KPIs are defined is provided on pages 78 and 79. Due to the potential impact on our commercial interests, annual bonus targets are considered commercially sensitive and therefore will be disclosed in the 2018 Remuneration Report following the completion of the financial year. Remuneration Directors’ remuneration (continued) 84 Vodafone Group Plc Annual Report on Form 20-F 2017

Long-term incentive (‘GLTI’) awards for 2018 Subject to the approval of the Remuneration Policy at the 2017 AGM, awards for 2018 will be made in line with the arrangements described in our policy on pages 72 to 74. Vesting of the 2018 award will be subject to the performance of adjusted free cash flow (2/3 of total award) and TSR (1/3 of total award). The details for the 2018 award targets are provided in the table below (with linear interpolation between points). Following the annual review of the performance measures which included a review of analysis provided by the Committee’s external advisers, the Committee decided that for the 2018 award the TSR outperformance range should be increased from 4.5% at target and 9.0% at maximum to 5.0% and 10.0% respectively. The Committee also determined it appropriate to keep the same peer group constituents as used for the 2017 award, but to also include Royal KPN and Liberty Global in the 2018 peer group. Adjusted FCF Performance (2/3 of total award) Adjusted FCF performance (€bn) Vesting percentage (% of FCF element) Below threshold <14.75 0% Threshold 14.75 18% Target 16.60 40% Maximum 18.45 100% TSR Performance (1/3 of total award) TSR outperformance Vesting percentage (% of TSR element) Below threshold Below median 0% Threshold Median 18% Target 5.0% (65th percentile equivalent) 40% Maximum 10.0% (80th percentile equivalent) 100% TSR peer group Bharti BT Group Deutsche Telekom Liberty Global MTN Orange Royal KPN Telecom Italia Telefónica 2018 remuneration for the Chairman and Non-Executive Directors For the 2017 review, the fees for our Chairman and non-executives have been benchmarked against the FTSE 30 (excluding financial services companies). Following the review it was agreed that no changes would be made to the current fee levels which are outlined in the table below. Position/role Fee payable £’000 From 1 April 2017 Chairman1 625 Non-Executive Director 115 Additional fee for Senior Independent Director 25 Additional fee for Chairmanship of Audit and Risk and Remuneration Committees 25 Note: 1 The Chairman’s fee also includes the fee for the Chairmanship of the Nominations and Governance Committee. For 2018, the allowance payable each time a non-Europe-based Non-Executive Director is required to travel to attend Board and Committee meetings to reflect the additional time commitment involved is £6,000. Further remuneration information Dilution All awards are made under plans that incorporate dilution limits as set out in the guidelines for share incentive schemes published by the Investment Association. The current estimated dilution from subsisting executive awards is approximately 2.9% of the Company’s share capital at 31 March 2017 (2.8% at 31 March 2016), whilst from all-employee share awards it is approximately 0.3% (0.5% at 31 March 2016). This gives a total dilution of 3.2% (3.3% at 31 March 2016). Service contracts The terms and conditions of appointment of our Directors are available for inspection at the Company’s registered office during normal business hours and at the annual general meeting (for 15 minutes prior to the meeting and during the meeting). The Executive Directors have notice periods in their service contracts of 12 months. The Non-Executive Directors’ letters of appointment do not contain provision for notice periods or for compensation if their appointments are terminated. This report on remuneration has been approved by the Board of Directors and signed on its behalf by: /s/ Valerie Gooding Valerie Gooding Chairman of the Remuneration Committee 16 May 2017 Vodafone Group Plc Annual Report on Form 20-F 2017 85 Overview Strategy Performance Governance Financials Additional information

Directors’ report The Directors of the Company present their report together with the audited consolidated financial statements for the year ended 31 March 2017. This report has been prepared in accordance with requirements outlined within The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 and forms part of the management report as required under Disclosure Guidance & Transparency Rule (‘DTR’) 4. Certain information that fulfils the requirements of the Directors’ report can be found elsewhere in this document and is referred to below. This information is incorporated into this Directors’ report by reference. Responsibility statement As required under the DTR, a statement made by the Board regarding the preparation of the financial statements is set out on pages 88 and 89 which also provides details regarding the disclosure of information to the Company’s auditor and management’s report on internal control over financial information. Going concern The going concern statement required by the Listing Rules and the UK Corporate Governance Code (the ‘Code’) is set out in the “Directors’ statement of responsibility” on page 89. System of risk management and internal control The Board is responsible for maintaining a risk management and internal control system and for managing principal risks faced by the Group. Such a system is designed to manage rather than eliminate business risks and can only provide reasonable and not absolute assurance against material mistreatment or loss. This is described in more detail in the Audit and Risk Committee report on pages 57 to 63. The Board has implemented in full the FRC “Guidance on Risk Management Internal Control and related Financial and Business Reporting” for the year and to the date of this Annual Report. The resulting procedures, which are subject to regular monitoring and review, provide an ongoing process for identifying, evaluating and managing the Company’s principal risks (which can be found on pages 29 to 34). Corporate governance statement The corporate governance statement setting out how the Company complies with the Code and which includes a description of the main features of our internal control and risk management arrangements in relation to the financial reporting process is set out on pages 44 to 85. The information required by DTR 7.2.6R can be found in the “Shareholder information” section on pages 190 to 196. A description of the composition and operation of the Board and its Committees is set out on pages 44 to 85. Strategic Report The Strategic Report is set out on pages 1 to 43 and is incorporated into this Directors’ report by reference. Directors and their interests The Directors of the Company who served during the financial year ended 31 March 2017 and up to the date of signing the financial statements are as follows: Gerard Kleisterlee, Vittorio Colao, Nick Read, Sir Crispin Davis, Dr Mathias Döpfner, Dame Clara Furse, Valerie Gooding, Renee James, Samuel Jonah, Nick Land, Phil Yea and David Nish. Details of Directors’ interests in the Company’s ordinary shares, options held over ordinary shares, interests in share options and long-term incentive plans are set out on pages 77 to 85. Directors’ conflicts of interest Established within the Company is a procedure for managing and monitoring conflicts of interest for Directors. Details of this procedure are set out on page 56. Directors’ indemnities In accordance with our Articles of Association and to the extent permitted by law, Directors are granted an indemnity from the Company in respect of liability incurred as a result of their office. In addition, we maintained a Directors’ and officers’ liability insurance policy throughout the year. Neither our indemnity nor the insurance provides cover in the event that a Director is proven to have acted dishonestly or fraudulently. Disclosures required under Listing Rule 9.8.4 The information on the amount of interest capitalised and the treatment of tax relief can be found in notes 5 and 6 to the consolidated financial statements respectively. The remaining disclosures required by Listing Rule 9.8.4 are not applicable to Vodafone. Capital structure and rights attaching to shares All information relating to the Company’s capital structure, rights attaching to shares, dividends, the policy to repurchase the Company’s own shares and other shareholder information is contained on pages 190 to 196. Change of control Details of change of control provisions in the Company’s revolving credit facilities are set out on page 144. Information on agreements between the Company and its Directors providing for compensation for loss of office of employment (including details of change of control provisions in share schemes) is set out on page 75 and 76. Subject to that, there are no agreements between the Company and its employees providing for compensation for loss of office of employment that occurs because of a takeover bid. Dividends Full details of the Company’s dividend policy and proposed final dividend payment for the year ended 31 March 2017 are set out on pages 23 and 42 and note 9 to the consolidated financial statements. Sustainability Information about the Company’s approach to sustainability risks and opportunities is set out on pages 26 and 27. Also included on these pages are details of our greenhouse gas emissions. Political donations No political donations or contributions to political parties under the Companies Act 2006 have been made during the financial year. The Group policy is that no political donations be made or political expenditure incurred. Financial risk management objectives and policies Disclosures relating to financial risk management objectives and policies, including our policy for hedging are set out in note 23 to the consolidated financial statements and disclosures relating to exposure to price risk, credit risk, liquidity risk and cash flow risk are outlined in note 23. Important events since the end of the financial year Details of those important events affecting the Group which have occurred since the end of the financial year are set out in the Strategic Report and note 32 to the consolidated financial statements. Future developments within the Group The Strategic Report contains details of likely future developments within the Group. Group policy compliance Each Group policy is owned by a member of the Executive Committee so that there is clear accountability and authority for ensuring the associated business risk is adequately managed. Regional Chief Executives and the senior leadership team member responsible for each Group function have primary accountability for ensuring compliance with all Group policies by all our markets and entities. Our Group compliance team and policy champions support the policy owners and local markets in implementing policies and monitoring compliance. Code of Conduct All of the key Group policies have been consolidated into the Vodafone Code of Conduct. This is a policy document applicable to all employees and those who work for or on behalf of Vodafone. It sets out the standards of behaviour expected in relation to areas such as insider dealing, bribery and raising concerns through the whistle-blowing process (known internally as “Speak Up”). Branches The Group, through various subsidiaries, has branches in a number of different jurisdictions in which the business operates. Employee disclosures Vodafone is an inclusive employer and diversity is important to us. We give full and fair consideration to applications for employment by disabled persons and the continued employment of anyone incurring a disability whilst employed by us. Training, career development and promotion opportunities are equally applied for all our employees, regardless of disability. Our disclosures relating to the employment of women in senior management roles, employee engagement and policies are set out on pages 7, 21, 24 and 25. By Order of the Board /s/ Rosemary Martin Rosemary Martin Group General Counsel and Company Secretary 16 May 2017 Vodafone Group Plc Annual Report 86 on Form 20-F 2017

Contents Vodafone Group Plc Annual Report on Form 20-F 2017 87 Overview Strategy Performance Governance Financials Additional information Reporting our financial performance… Focus on clear, effective and concise reporting We continue to review the format of our consolidated financial statements with the aim of making them clearer and easier to follow. This year we have added the following highlights to help you navigate to the information that is important to you. India impairment We include details of the €4.5 billion impairment charge recorded in respect of the Group’s investment in India in note 4 “Impairment losses”, which together with the recognition of an associated €0.8 billion deferred tax asset, led to an overall €3.7 billion reduction in the carrying value of Vodafone India. For more information: Pages 113 to 116 Tax reporting We continue to enhance our best practice reporting of the Group’s tax affairs to include how the tax charge arises, expected future tax charges and details of tax assets held in different jurisdictions as detailed in note 6 “Taxation”. For more information: Pages 118 to 122 Alternative performance measures This year, we have further clarified where we have used alternative performance measures, including their usage and reconciliation to the closest respective equivalent GAAP measure and their definitions. For more information: Pages 205 to 213 Future adoption of IFRS 9, IFRS 15 and IFRS 16 We have updated the disclosures in note 1 “Basis of preparation” relating to the timetable and potential impact of the future adoption of IFRS 9 “Financial Instruments”, IFRS 15 “Revenue from Contracts with Customers” and IFRS 16 “Leases”. For more information: Pages 107 and 108 88 Directors’ statement of responsibility 90 Risk mitigation 96 This page is intentionally left blank 97 This page is intentionally left blank 98 Report of independent registered public accounting firm 99 Consolidated financial statements: 99 Consolidated income statement 99 Consolidated statement of comprehensive income 100 Consolidated statement of financial position 101 Consolidated statement of changes in equity 102 Consolidated statement of cash flows 103 Notes to the consolidated financial statements: 103 1. Basis of preparation Income statement 109 2. Segmental analysis 112 3. Operating profit 113 4. Impairment losses 117 5. Investment income and financing costs 118 6. Taxation 123 7. Discontinued operations and assets held for sale 125 8. Earnings per share 125 9. Equity dividends Financial position 126 10. Intangible assets 128 11. Property, plant and equipment 130 12. Investments in associates and joint arrangements 133 13. Other investments 134 14. Inventory 135 15. Trade and other receivables 136 16. Trade and other payables 137 17. Provisions 138 18. Called up share capital Cash flows 139 19. Reconciliation of net cash flow from operating activities 139 20. Cash and cash equivalents 140 21. Borrowings 144 22. Liquidity and capital resources 148 23. Capital and financial risk management Employee remuneration 153 24. Directors and key management compensation 154 25. Employees 155 26. Post employment benefits 159 27. Share-based payments Additional disclosures 161 28. Acquisitions and disposals 162 29. Commitments 163 30. Contingent liabilities and legal proceedings 167 31. Related party transactions 167 32. Subsequent events 168 33. Related undertakings 176 34. Subsidiaries exempt from audit 177 Other unaudited financial information: 177 Prior year operating results 182 This page is intentionally left blank 183 This page is intentionally left blank 184 This page is intentionally left blank 185 This page is intentionally left blank 186 This page is intentionally left blank 187 This page is intentionally left blank 188 This page is intentionally left blank 189 This page is intentionally left blank A-1 Subsequent events Reporting in euro currency With effect from 1 April 2016, the Group’s presentation currency was changed from pounds sterling to the euro to better align with the geographic split of the Group’s operations as detailed in note 1 “Basis of preparation”. Prior year results have been restated accordingly. For more information: Pages 103 to 106 Vodafone India Following the announcement on 20 March 2017 that we had agreed to combine Vodafone India with Idea Cellular to form a joint controlled company, the results of Vodafone India became discontinued operations and its assets and liabilities held for sale. For more information: Pages 123 and 124

Directors’ statement of responsibility Vodafone Group Plc Annual Report 88 on Form 20-F 2017 Financial statements and accounting records Company law of England and Wales requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial statements the Directors are required to: –– select suitable accounting policies and apply them consistently; –– make judgements and estimates that are reasonable and prudent; –– present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; –– state whether the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted for use in the EU and Article 4 of the EU IAS Regulations. The Directors also ensure that the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’); –– state for the Company’s financial statements whether applicable UK accounting standards have been followed; and –– prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business. The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and to enable them to ensure that the financial statements comply with the Companies Act 2006 and for the consolidated financial statements, Article 4 of the EU IAS Regulation. They are also responsible for the system of internal control, for safeguarding the assets of the Company and the Group and, hence, for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors are responsible for the maintenance and integrity of the Company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. Directors’ responsibility statement Each of the Directors, whose names and functions are listed on pages 48 and 49 confirm that, to the best of their knowledge: –– the consolidated financial statements, prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit of the Group; –– the parent company financial statements, prepared in accordance with United Kingdom generally accepted accounting practice, give a true and fair view of the assets, liabilities, financial position and profit of the Company; and –– the Strategic Report includes a fair review of the development and performance of the business and the position of the Group together with a description and carried out a robust assessment of the principal risks and uncertainties that it faces. The Directors confirm that they have carried out a robust assessment of the principal risks of the Group. The Directors are also responsible under section 172 of the Companies Act 2006 to promote the success of the Company for the benefit of its members as a whole and in doing so have regard for the needs of wider society and stakeholders, including customers, consistent with the Group’s core and sustainable business objectives. Having taken advice from the Audit and Risk Committee, the Board considers the report and accounts, taken as a whole, is fair, balanced and understandable and that it provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy. Neither the Company nor the Directors accept any liability to any person in relation to the Annual Report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and schedule 10A of the Financial Services and Markets Act 2000. Disclosure of information to the auditor Having made the requisite enquiries, so far as the Directors are aware, there is no relevant audit information (as defined by section 418(3) of the Companies Act 2006) of which the Company’s auditor is unaware and the Directors have taken all the steps they ought to have taken to make themselves aware of any relevant audit information and to establish that the Company’s auditor is aware of that information. The Directors are responsible for preparing the financial statements in accordance with applicable law and regulations and keeping proper accounting records. Detailed below are statements made by the Directors in relation to their responsibilities, disclosure of information to the Company’s auditor, going concern and management’s report on internal control over financial reporting.

Vodafone Group Plc Annual Report on Form 20-F 2017 89 Overview Strategy Performance Governance Financials Additional information Going concern The Group’s business activities, performance, position and principal risks and uncertainties and how these are managed are set out in the strategic report on pages 1 to 43. A range of mitigations for risks faced by the Group are included on pages 90 to 95. In addition, the financial position of the Group is included in “Borrowings”, “Liquidity and capital resources” and “Capital and financial risk management” in notes 21, 22 and 23 respectively to the consolidated financial statements, which include disclosure in relation to the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk. The Group believes it adequately manages or mitigates its solvency and liquidity risks through two primary processes, described below. Business planning process and performance management The Group’s forecasting and planning cycle consists of three in-year forecasts, a budget and a long-range plan. These generate income statement, cash flow and net debt projections for assessment by Group management and the Board. Each forecast is compared with prior forecasts and actual results so as to identify variances and understand the drivers of the changes and their future impact so as to allow management to take action where appropriate. Additional analysis is undertaken to review and sense check the key assumptions underpinning the forecasts. Cash flow and liquidity reviews The business planning process provides outputs for detailed cash flow and liquidity reviews, to ensure that the Group maintains adequate liquidity throughout the forecast periods. The prime output is a one year liquidity forecast which is prepared and updated on a daily basis which highlights the extent of the Group’s liquidity based on controlled cash flows and the headroom under the Group’s undrawn revolving credit facility (‘RCF’). The key inputs into this forecast are: –– free cash flow forecasts, with the first three months’ inputs being sourced directly from the operating companies (analysed on a daily basis), with information beyond this taken from the latest forecast/budget cycle; –– bond and other debt maturities; and –– expectations for shareholder returns, spectrum auctions and M&A activity. The liquidity forecast shows two scenarios assuming either maturing commercial paper is refinanced or no new commercial paper issuance. The liquidity forecast is reviewed by the Group Chief Financial Officer and included in each of his reports to the Board. In addition, the Group continues to manage its foreign exchange and interest rate risks within the framework of policies and guidelines authorised and reviewed by the Board, with oversight provided by the Treasury Risk Committee. Conclusion The Group has considerable financial resources, and the Directors believe that the Group is well placed to manage its business risks successfully. Accordingly, the Directors continue to adopt the going concern basis in preparing the Annual Report and accounts. Disclosure controls and procedures The Directors, the Chief Executive and the Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures, including those defined in the United States Securities Exchange Act of 1934, Rule 13a–15(e), and, based on that evaluation, have concluded that the disclosure controls and procedures were effective at the end of the period covered by this report. Management’s report on internal control over financial reporting As required by section 404 of the US Sarbanes-Oxley Act, management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. The Group’s internal control over financial reporting includes policies and procedures that: –– pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; –– are designed to provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, as adopted by the EU and IFRS as issued by the IASB, and that receipts and expenditures are being made only in accordance with authorisation of management and the Directors of the Company; and –– provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Group’s assets that could have a material effect on the financial statements. Any internal control framework, no matter how well designed, has inherent limitations including the possibility of human error and the circumvention or overriding of the controls and procedures, and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate. Management has assessed the effectiveness of the internal control over financial reporting at 31 March 2017 based on the updated Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’) in 2013. Based on management’s assessment, management has concluded that internal control over financial reporting was effective at 31 March 2017. During the period covered by this document, there were no changes in the Group’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting. The Group’s internal control over financial reporting at 31 March 2017 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm who also audit the Group’s consolidated financial statements. Their audit report on internal control over financial reporting is on page 98. By Order of the Board /s/ Rosemary Martin Rosemary Martin Group General Counsel and Company Secretary 16 May 2017

Risk mitigation Vodafone Group Plc Annual Report 90 on Form 20-F 2017 Our risk management framework Our external operating environment is subject to constant and sometimes rapid change. We must be able to respond to this change, take appropriate levels of risk to protect our market position and take advantage of opportunities. Equally, failure to manage risk could have an adverse impact on the achievement of our strategic goals. To understand our risk profile and align it with our objectives and decision making processes, we operate a global framework that ensures we identify risk, set tolerance levels and consistently manage risk across our business. This also allows us to consolidate our view on risk looking across all local markets, functions and specialist areas. This line of sight gives management the information they need to make the right decisions for our business. Identify –– Risks identified in each Vodafone local market and entity –– Strategic risk reviews with senior leadership –– Group principal risks reviewed and agreed by Executive Committee and the Board Measure –– Risk tolerance set by Executive Committee and the Board for all principal risks –– Consolidation and escalation across the Group using standardised scoring and categorisation Manage –– Controls set to manage the risk within tolerance and ownership defined –– Risk action plans created to manage risks within tolerance Monitor –– Co-ordinated assurance across the “three lines of defence”1 assesses the effectiveness of the controls Report –– Inform Executive Committee and the Board on how effectively risks are being managed –– Risk management information used to inform strategy, capex and resourcing decisions Assurance Oversight First line of defence Second line of defence Third line of defence1 Group Audit & Risk Committee Note: 1 A term used to describe a systematic approach to how we manage risk and provide assurance to the Board that risks are managed effectively. The first line of defence typically sits with the business operations, the second line of defence has oversight over the first line of defence (e.g. risk management) and the third line of defence are the independent assurance providers (e.g. Internal Audit). Group Risk & Compliance Committee Local Audit & Risk Committee Identify Measure Monitor Manage Report Mitigations for risks faced by the Group include:

Vodafone Group Plc Annual Report on Form 20-F 2017 91 Overview Strategy Performance Governance Financials Additional information Strengthening our framework We constantly strive to improve risk management and have made the following enhancements over the last 12 months: –– A consistent reporting and oversight methodology has been extended across all local markets and entities. –– We have increased our engagement with risk owners to improve monitoring of key risks, actions and indicators. –– We have invested in a global risk tool, which allows us to standardise the data stored on all risks and to share information across the Group. –– We have worked to develop our risk community through best practice sharing, training and our annual Global Risk Forum.

Vodafone Group Plc Annual Report 92 on Form 20-F 2017 Risk mitigation (continued) What is the impact? Failing to protect our customer information and service availability could have major customer, financial, reputational and regulatory impact in all markets in which we operate. What is our target tolerance position? We aim for a secure digital future for our customers. Security underpins our commitment to protecting our customers with reliable connections and keeping their data safe. This corresponds to strong preventative, detective and responsive controls to minimise the risk of a successful attack. What is the impact? Our market position and revenues could be damaged by failing to provide the services that our customers want at a fair price. What is our target tolerance position? We aim for a fair and competitive environment in all of our markets, and adopt strategies to deliver this through the use of innovative products, services and pricing models. We also work with regulators and governments to ensure a fair and competitive environment. What is the impact? If the cost of operations were to significantly increase, directly or indirectly, this would impact our profitability and returns to shareholders. What is our target tolerance position? We seek actively to engage with governments and tax authorities to encourage good working relationships and to help shape potential impacts of legislative change on the Group. We look for spectrum auctions to be fair for all participants both in terms of ability to access auctions and pricing of spectrum. What is the impact? If we fail to deliver converged services, either through not being able to access infrastructure or content at a reasonable price, or through ineffective integration of acquired fixed assets, this could lead to higher customer churn and/or significant downward pressure on prices. What is our target tolerance position? We seek a sustainable competitive position to protect our mobile market share and grow our fixed broadband and TV activities in markets with increasing convergence. What is the impact? A significant implementation and migration failure could result in a major impact on our customers, revenues, costs and reputation. What is our target tolerance position? We seek successful IT transformation initiatives as the vehicle for delivering a great customer experience, high-quality reliable systems, improving our time to market and enabling best-in-class digital capabilities. Cyber threat and information security Market disruption Adverse political and regulatory measures Failure to converge and integrate acquisitions IT transformation failure What is the impact? The potential for another global financial crisis may lead to further economic instability and subsequent reductions in corporate and consumer spending or an impact on capital markets that could restrict our refinancing requirements. What is our target tolerance position? We take a conservative approach to financial risks which reflects our diverse business. We carefully manage our liquidity and access to capital markets to limit our exposure to unstable economic conditions. Unstable economic conditions/inadequate liquidity

Vodafone Group Plc Annual Report on Form 20-F 2017 93 Overview Strategy Performance Governance Financials Additional information How do we manage it? We have a risk based security strategy that is delivered by a leading cyber defence team who implement customer-focused security controls centrally and in local markets, and we have embarked on a continuous improvement programme to mitigate the changing threats we face. Key risk indicators We monitor multiple trends including: –– Privileged user access levels –– Confirmed security incidents –– Critical vulnerabilities Changes since last report Organisations in all sectors are targeted by an increasing volume and sophistication of cyber attacks. We have continued to: improve our cyber defences; upgrade our internal controls; and to educate our people, suppliers and customers on how to protect our customers’ information and communications, networks and assets. How do we manage it? We aim to offer a superior customer experience and continually improve our offering through a wide set of innovative products and services, including fixed and mobile content, IoT and voice over LTE. We monitor the competitor landscape in all markets, and react appropriately; working to make sure each market has a fair and competitive environment. Key risk indicators –– Trends in competitor behaviour and new technologies –– Level of customers actively using our new products and services Changes since last report This risk has increased due to a growing use of OTT voice apps, changing competitor business models and new entrants in some of our markets. In the case of new competitors, we have responded by changing our approach such as entering into a joint venture in India, to ensure that we remain in the best possible position to compete. How do we manage it? We maintain constructive but robust engagement with tax authorities, relevant government representatives and non-governmental organisations, as well as active engagement with a wide range of international companies and business organisations with similar issues. We plan our approach to spectrum auctions to ensure we achieve fair access at sustainable prices. Key risk indicators We monitor: –– Public sentiment, changes to laws and regulations, number and value of disputes across the Group –– Benchmarking of spectrum cost between countries Changes since last report This risk has increased due to the evolution of national politics, which could have an impact on multinational companies, the potential for government spectrum auctions to push pricing for 5G beyond reasonable levels, and increasing instability in some of our markets. How do we manage it? We actively look for opportunities, in all markets, to provide services beyond mobile through organic investment, acquisitions, partnerships, or joint ventures. We carefully manage the integration of acquired businesses and joint ventures through the alignment of policies, processes and systems to ensure maximum benefit is delivered. Key risk indicators We track various metrics around: –– Achievement of synergies –– Next Generation Network (‘NGN’) reach –– Available assets –– Number of converged accounts Changes since last report This risk has decreased overall due to successful merger activities, improved access to assets and an increased number of converged customers. However, we need to continue to focus on ensuring our mobile and fixed customer bases are fully converged, and that we successfully integrate and manage our acquired assets. How do we manage it? We use a standardised programme methodology across all major IT transformation programmes to ensure a high-quality start up process and increase the certainty of the outcome. We ensure careful testing of all new developments, particularly customer-facing solutions, prior to go-live. Key risk indicators We consider trends in: –– Customer disruption –– Unplanned spend –– Return on capital employed Changes since last report We have launched a new global approach to IT transformation programmes. The process was designed to ensure that lessons learnt from previous transformation projects are fed into new projects to encourage consistency and strengthen governance. Executive Committee risk owners: Johan Wibergh and Matthew Kirk Risk movement: Stable Risk category: Operational Link to strategic programmes: Executive Committee risk owner: Serpil Timuray Risk movement: Increased Risk category: Strategic Link to strategic programmes: Executive Committee risk owners: Nick Read and Matthew Kirk Risk movement: Increased Risk category: Financial Link to strategic programmes: Executive Committee risk owner: Serpil Timuray Risk movement: Decreased Risk category: Strategic Link to strategic programmes: Executive Committee risk owner: Johan Wibergh Risk movement: Stable Risk category: Operational Link to strategic programmes: How do we manage it? We maintain access to long and short-term capital markets through diversified sources of funding. We forecast with contingencies in our business plans to cater for negative operational impacts that could occur from a variety of drivers including the impact from lower economic growth than is generally expected. Key risk indicators –– Current credit rating –– Average life and cost of debt –– Currency and interest rate exposures –– Monitoring of economic and financial market drivers Changes since last report We have taken action to increase the average life of our bond debt and interest rate fixing, thereby respectively reducing our refinancing risk and interest rate risk to material inflationary impacts. Executive Committee risk owner: Nick Read Risk movement: Stable Risk category: Financial Link to strategic programmes: Network Leadership Customer eXperience eXcellence Fit for Growth Key to strategic programmes: People and Culture

Vodafone Group Plc Annual Report 94 on Form 20-F 2017 Electro-magnetic fields related health risks Risk mitigation (continued) What is the impact? Major incidents caused by suppliers, natural disasters or an extreme technology failure, although rare, could result in the complete loss of a key technology site causing severe impact on our customers, revenues and reputation. What is our target tolerance position? Our customer promise is based on reliable availability of our network, therefore the recovery of critical mobile, fixed and IT services must be fast and robust. What is the impact? This risk is relevant to all our markets, in both our consumer and Enterprise businesses. Failure to deliver on our digital and customer experience objectives could result in lack of differentiation leading to increased customer churn and eventual loss of market share. What is our target tolerance position? The Customer eXperience eXcellence (‘CXX’) programme is designed to ensure the customer is always at the heart of everything we do. We have a customer experience framework and facilitate best practice sharing and support to local markets. What is the impact? Non-compliance with legislation or regulatory requirements could lead to reputational damage, financial penalties and/or suspension of our licence to operate. What is our target tolerance position? We seek to comply with all applicable laws and regulations in all of our markets. We seek to process personal data honestly, ethically, with integrity, and always consistent with applicable laws and our values. What is the impact? Failure to deliver these Enterprise services profitably may lead to a reduction in our expected revenue and could impact our credibility to deliver on large, complex deals. What is our target tolerance position? We pursue, win and deliver new Enterprise business profitably. We deliver against the commitments made to the customer and will manage change throughout. We deliver the best customer experience at every interaction with Vodafone. Technology failure Failure to deliver on digital transformation and CXX Non-compliance with legal and regulatory requirements Failure to deliver major Enterprise contracts profitably What is the impact? This is an unlikely risk; however, it would have a major impact on services used by our customers in all our markets – particularly in countries that have a very low tolerance for environmental and health related risks. What is our target tolerance position? Vodafone does not want to expose anyone to EMF levels above those mandated by regulators. We comply with national standards, where existing, and with our own EMF policy, based on international science guidelines. Our vision is to lead within the industry in responding to public concern about mobiles, masts and health.

Vodafone Group Plc Annual Report on Form 20-F 2017 95 Overview Strategy Performance Governance Financials Additional information How do we manage it? Unique recovery targets are set for critical sites to limit the impact of service outages. A global policy supports these targets with minimum controls to ensure effective resilience. We monitor the lifespan of critical assets and maintain back up where necessary. Key risk indicators –– Number of critical sites able to meet the recovery targets –– Levels of incidents/near misses Changes since last report This risk is considered stable as we continue to implement improvements to the resilience capabilities of our critical mobile, fixed and IT sites. How do we manage it? We have central and local CXX teams in place. Minimum standards and implementation plans for CXX have been developed for each local market. We link our senior leaders’ remuneration to customer appreciation KPIs. Benchmarking is underway on digital capabilities in each market. Key risk indicators –– Measurement of NPS –– Implementation and monitoring of minimum CXX standards Changes since last report This risk has been expanded to include a focus on delivering a differentiated digital experience for our customers. For this reason, the risk is considered increased, despite the continued success of our CXX programme. How do we manage it? We have subject matter experts in legal and regulatory teams at a local and global level, and a robust policy compliance framework. We train our employees in “Doing what’s right”, our training and awareness programme which sets our ethical culture across the organisation and ensures employees understand their role in ensuring compliance. Key risk indicators –– Results of the annual compliance testing programme –– Number of Speak Up cases in each market –– Changes to applicable legal and regulatory requirements Changes since last report With mature compliance programmes in place, this risk remains stable. We actively seek to improve these programmes and this year will see a focus on ensuring compliance with the EU General Data Protection Regulation. How do we manage it? We manage the commercial and reputational risks through strict new product development, deal governance, customer solution delivery and service management processes. Key risk indicators We track trends in: –– NPS –– Revenue and major contract profitability –– Order completion rates –– Cumulative deal risk Changes since last report Due to the successful implementation of a number of process improvements, this risk has decreased. We have improved deal governance and now have stronger in-life contractual management processes. Executive Committee risk owner: Johan Wibergh Risk movement: Stable Risk category: Operational Link to strategic programmes: Executive Committee risk owner: Serpil Timuray Risk movement: Increased Risk category: Operational Link to strategic programmes: Executive Committee risk owners: Rosemary Martin and Matthew Kirk Risk movement: Stable Risk category: Legal and Regulatory Link to strategic programmes: Executive Committee risk owner: Brian Humphries Risk movement: Decreased Risk category: Operational Link to strategic programmes: How do we manage it? Our Group EMF Board manages potential risks through cross sector initiatives and oversees a global programme to respond to public concern. We monitor scientific developments and engage with relevant bodies to support the delivery and transparent communication of the scientific research agenda set by the World Health Organization. Key risk indicators We monitor: –– Scientific research –– International standards and guidelines –– Public perception –– Compliance with EMF policies Changes since last report There are no material changes to the risk. Executive Committee risk owner: Matthew Kirk Risk movement: Stable Risk category: Operational Link to strategic programmes: Network Leadership Customer eXperience eXcellence Fit for Growth People and Culture Key to strategic programmes:

Vodafone Group Plc Annual Report 96 on Form 20-F 2017 This page is intentionally left blank

Vodafone Group Plc Annual Report on Form 20-F 2017 97 Overview Strategy Performance Governance Financials Additional information This page is intentionally left blank

Report of independent registered public accounting firm Vodafone Group Plc Annual Report 98 on Form 20-F 2017 To Board of Directors and shareholders of Vodafone Group Plc In our opinion, the accompanying consolidated statement of financial position and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows present fairly, in all material respects, the financial position of Vodafone Group Plc and its subsidiaries (‘the Company’) at 31 March 2017 and 31 March 2016, and the results of their operations and their cash flows for each of the three years ended 31 March 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2017, based on criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s report on internal control over financial reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. As discussed in Note 1 to the consolidated financial statements, the Company changed its presentation currency with effect from 1 April 2016. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ PricewaterhouseCoopers LLP PricewaterhouseCoopers LLP London, United Kingdom 16 May 2017

Consolidated financial statements and financial commentary Vodafone Group Plc Annual Report on Form 20-F 2017 99 Overview Strategy Performance Governance Financials Additional information Consolidated income statement for the years ended 31 March 2017 Restated1 2016 Restated1 2015 Note €m €m €m Revenue 2 47,631 49,810 48,385 Cost of sales (34,576) (36,713) (35,073) Gross profit 13,055 13,097 13,312 Selling and distribution expenses (4,349) (4,603) (4,181) Administrative expenses (6,080) (6,379) (6,834) Share of results of equity accounted associates and joint ventures 47 60 (78) Impairment losses 4 – (569) – Other income/(expense) 3 1,052 (286) (146) Operating profit 3 3,725 1,320 2,073 Non-operating expense (1) (3) (23) Investment income 5 474 539 1,083 Financing costs 5 (1,406) (2,046) (1,399) Profit/(loss) before taxation 2,792 (190) 1,734 Income tax (expense)/credit 6 (4,764) (4,937) 6,071 (Loss)/profit for the financial year from continuing operations (1,972) (5,127) 7,805 (Loss)/profit for the financial year from discontinued operations 7 (4,107) 5 (328) (Loss)/profit for the financial year (6,079) (5,122) 7,477 Attributable to: – Owners of the parent (6,297) (5,405) 7,279 – Non-controlling interests2 218 283 198 (Loss)/profit for the financial year (6,079) (5,122) 7,477 (Loss)/earnings per share From continuing operations: – Basic (7.83)c (20.27)c 28.72c – Diluted (7.83)c (20.27)c 28.57c Total Group: – Basic 8 (22.51)c (20.25)c 27.48c – Diluted 8 (22.51)c (20.25)c 27.33c Notes: 1 See note 1 “Basis of preparation”. 2 Profit attributable to non-controlling interests solely derives from continuing operations. Consolidated statement of comprehensive income for the years ended 31 March 2017 Restated1 2016 Restated1 2015 Note €m €m €m (Loss)/profit for the financial year (6,079) (5,122) 7,477 Other comprehensive income: Items that may be reclassified to the income statement in subsequent years: Gains/(losses) on revaluation of available-for-sale investments, net of tax 2 (3) 5 Foreign exchange translation differences, net of tax (1,201) (3,030) 3,681 Foreign exchange losses/(gains) transferred to the income statement – 282 (1) Fair value losses/(gains) transferred to the income statement 4 – (11) Other, net of tax 110 56 6 Total items that may be reclassified to the income statement in subsequent years (1,085) (2,695) 3,680 Items that will not be reclassified to the income statement in subsequent years: Net actuarial (losses)/gains on defined benefit pension schemes, net of tax 26 (272) 174 (291) Total items that will not be reclassified to the income statement in subsequent years (272) 174 (291) Other comprehensive (expense)/income (1,357) (2,521) 3,389 Total comprehensive (expense)/income for the year (7,436) (7,643) 10,866 Attributable to: – Owners of the parent (7,535) (7,579) 10,272 – Non-controlling interests 99 (64) 594 (7,436) (7,643) 10,866 Note: 1 See note 1 “Basis of preparation”. Further details on items in the consolidated statement of comprehensive income can be found in the consolidated statement of changes in equity on page 101.

Vodafone Group Plc Annual Report 100 on Form 20-F 2017 Consolidated statement of financial position at 31 March 31 March 2017 Restated1 31 March 2016 Restated1 1 April 2015 Note €m €m €m Non-current assets Goodwill 10 26,808 28,238 30,524 Other intangible assets 10 19,412 30,326 28,989 Property, plant and equipment 11 30,204 35,515 36,806 Investments in associates and joint ventures 12 3,138 479 652 Other investments 13 3,459 4,631 5,197 Deferred tax assets 6 24,300 28,306 32,991 Post employment benefits 26 57 224 234 Trade and other receivables 15 4,569 5,793 6,729 111,947 133,512 142,122 Current assets Inventory 14 576 716 667 Taxation recoverable 150 1,402 795 Trade and other receivables 15 9,861 11,561 11,141 Other investments 13 6,120 5,337 5,333 Cash and cash equivalents 20 8,835 12,922 9,521 25,542 31,938 27,457 Assets held for sale 7 17,195 3,657 – Total assets 154,684 169,107 169,579 Equity Called up share capital 18 4,796 4,796 5,246 Additional paid-in capital 151,808 151,694 161,801 Treasury shares (8,610) (8,777) (9,747) Accumulated losses (105,851) (95,683) (85,882) Accumulated other comprehensive income 30,057 31,295 20,092 Total attributable to owners of the parent 72,200 83,325 91,510 Non-controlling interests 1,525 1,817 2,207 Put options over non-controlling interests (6) (6) (9) Total non-controlling interests 1,519 1,811 2,198 Total equity 73,719 85,136 93,708 Non-current liabilities Long-term borrowings 21 34,523 37,089 31,039 Deferred tax liabilities 6 535 564 824 Post employment benefits 26 651 565 784 Provisions 17 1,130 1,619 1,497 Trade and other payables 16 1,737 1,899 1,748 38,576 41,736 35,892 Current liabilities Short-term borrowings 21 12,051 20,260 17,463 Taxation liabilities 661 683 828 Provisions 17 1,049 958 1,061 Trade and other payables 16 16,834 19,896 20,627 30,595 41,797 39,979 Liabilities held for sale 7 11,794 438 – Total equity and liabilities 154,684 169,107 169,579 Note: 1 See note 1 “Basis of preparation”. The consolidated financial statements on pages 99 to 176 were approved by the Board of Directors and authorised for issue on 16 May 2017 and were signed on its behalf by: /s/ Vittorio Colao /s/ Nick Read Vittorio Colao Nick Read Chief Executive Chief Financial Officer

Vodafone Group Plc Annual Report on Form 20-F 2017 101 Overview Strategy Performance Governance Financials Additional information Consolidated statement of changes in equity for the years ended 31 March Other comprehensive income Equity Additional share- Non- Share paid-in Treasury Retained Currency Pensions Investment Revaluation holders’ controlling Total capital2 capital3 shares losses reserve4 reserve reserve5 surplus6 Other7 funds interests equity €m €m €m €m €m €m €m €m €m €m €m €m 1 April 2014 restated1 4,592 141,718 (8,703) (88,383) 35,892 (713) 59 1,227 45 85,734 1,187 86,921 Issue or reissue of shares – 2 180 (159) – – – – – 23 – 23 Share-based payments8 – 119 – – – – – – – 119 – 119 Transactions with non-controlling interests in subsidiaries – – – (916) – – – – – (916) 742 (174) Dividends – – – (3,712) – – – – – (3,712) (326) (4,038) Comprehensive income – – – 7,279 3,284 (291) (6) – 6 10,272 594 10,866 Profit – – – 7,279 – – – – – 7,279 198 7,477 OCI – before tax – – – – 2,992 (369) 5 – 14 2,642 399 3,041 OCI – taxes – – – – 293 78 – – (8) 363 (3) 360 Transfer to the income statement – – – – (1) – (11) – – (12) – (12) Other9 654 19,962 (1,224) 9 (19,411) – – – – (10) 1 (9) 31 March 2015 restated1 5,246 161,801 (9,747) (85,882) 19,765 (1,004) 53 1,227 51 91,510 2,198 93,708 Issue or reissue of shares – 2 147 (131) – – – – – 18 – 18 Share-based payments8 – 161 – – – – – – – 161 – 161 Issue of mandatory convertible bonds10 – 3,480 – – – – – – – 3,480 – 3,480 Transactions with non-controlling interests in subsidiaries – – – (44) – – – – – (44) (19) (63) Dividends – – – (4,233) – – – – – (4,233) (332) (4,565) Comprehensive expense – – – (5,405) (2,401) 174 (3) – 56 (7,579) (64) (7,643) (Loss)/profit – – – (5,405) – – – – – (5,405) 283 (5,122) OCI – before tax – – – – (2,535) 216 (4) – 75 (2,248) (343) (2,591) OCI – taxes – – – – (148) (42) 1 – (19) (208) (4) (212) Transfer to the income statement – – – – 282 – – – – 282 – 282 Other9 (450) (13,750) 823 12 13,377 – – – – 12 28 40 31 March 2016 restated1 4,796 151,694 (8,777) (95,683) 30,741 (830) 50 1,227 107 83,325 1,811 85,136 Issue or reissue of shares – 2 167 (150) – – – – – 19 – 19 Share-based payments8 – 112 – – – – – – – 112 – 112 Transactions with non-controlling interests in subsidiaries – – – (12) – – – – – (12) 17 5 Dividends – – – (3,709) – – – – – (3,709) (410) (4,119) Comprehensive expense – – – (6,297) (1,082) (272) 6 – 110 (7,535) 99 (7,436) (Loss)/profit – – – (6,297) – – – – – (6,297) 218 (6,079) OCI – before tax – – – – (1,096) (274) 2 – 156 (1,212) (121) (1,333) OCI – taxes – – – – 14 2 – – (46) (30) 2 (28) Transfer to the income statement – – – – – – 4 – – 4 – 4 Other – – – – – – – – – – 2 2 31 March 2017 4,796 151,808 (8,610) (105,851) 29,659 (1,102) 56 1,227 217 72,200 1,519 73,719 Notes: 1 See note 1 “Basis of preparation”. 2 See note 18 “Called up share capital”. 3 Includes share premium, capital reserve, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS. 4 The currency reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. The cumulative translation differences are recycled to the income statement on disposal of the foreign operation. 5 The investment reserve is used to record the cumulative fair value gains and losses on available-for-sale financial assets. The cumulative gains and losses are recycled to the income statement on disposal of the assets. 6 The revaluation surplus derives from acquisitions of subsidiaries made before the Group’s adoption of IFRS 3 (Revised) on 1 April 2010 and comprises the amounts arising from recognising the Group’s pre-existing equity interest in the acquired subsidiary at fair value. 7 Includes the impact of the Group’s cash flow hedges with €787 million net gain deferred to other comprehensive income during the year (2016: €337 million net gain; 2015: €768 million net gain) and €654 million net gain (2016: €294 million net gain; 2015: €821 million net gain) recycled to the income statement. 8 Includes €9 million tax credit (2016: €5 million credit; 2015: €9 million credit). 9 Includes amounts relating to foreign translation differences arising on the retranslation of reserves due to the change in the Group’s presentation currency. 10 Includes the equity component of mandatory convertible bonds which were compound instruments issued in the year ended 31 March 2016.

102 Vodafone Group Plc Annual Report on Form 20-F 2017 Consolidated statement of cash flows for the years ended 31 March 2017 Restated1 2016 Restated1 2015 Note €m €m €m Inflow from operating activities 19 14,223 14,336 12,668 Cash flows from investing activities Purchase of interests in subsidiaries, net of cash acquired 28 (28) (57) (3,906) Purchase of interests in associates and joint ventures 28 499 (3) (107) Purchase of intangible assets 10 (2,576) (5,618) (2,813) Purchase of property, plant and equipment 11 (6,285) (8,265) (7,324) Purchase of investments 13 (2,219) (106) (258) Disposal of interests in subsidiaries, net of cash disposed 2 – – Disposal of interests in associates and joint ventures 4 – 29 Disposal of property, plant and equipment 11 43 164 191 Disposal of investments 3,597 1,888 1,107 Dividends received from associates and joint ventures 433 92 732 Interest received 434 342 288 Cash flows from discontinued operations (2,327) (2,308) (1,173) Outflow from investing activities (8,423) (13,871) (13,234) Cash flows from financing activities Issue of ordinary share capital and reissue of treasury shares 18 25 25 31 Net movement in short-term borrowings 1,293 (11) 5,578 Proceeds from issue of long-term borrowings 7,326 9,157 2,992 Repayment of borrowings (9,267) (3,784) (5,008) Issue of subordinated mandatory convertible bonds – 3,480 – Equity dividends paid 9 (3,714) (4,188) (3,758) Dividends paid to non-controlling shareholders in subsidiaries (413) (309) (310) Other transactions with non-controlling shareholders in subsidiaries 5 (67) (867) Other movements in loans with associates and joint ventures 70 (31) (68) Interest paid (1,264) (1,324) (1,556) Cash flows from discontinued operations (3,157) 1,134 (196) (Outflow)/inflow from financing activities (9,096) 4,082 (3,162) Net cash (outflow)/inflow (3,296) 4,547 (3,728) Cash and cash equivalents at beginning of the financial year 20 12,911 9,492 12,245 Exchange (loss)/gain on cash and cash equivalents (313) (1,128) 975 Cash and cash equivalents at end of the financial year 20 9,302 12,911 9,492 Note: 1 See note 1 “Basis of preparation”.

 Notes to the consolidated financial statements Vodafone Group Plc Annual Report on Form 20-F 2017 103 1. Basis of preparation This section describes the critical accounting judgements and estimates that management has identified as having a potentially material impact on the Group’s consolidated financial statements and sets out our significant accounting policies that relate to the financial statements as a whole. Where an accounting policy is generally applicable to a specific note to the financial statements, the policy is described within that note. We have also detailed below the new accounting pronouncements that we will adopt in future years and our current view of the impact they will have on our financial reporting. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and are also prepared in accordance with IFRS adopted by the European Union (‘EU’), the Companies Act 2006 and Article 4 of the EU IAS Regulations. The consolidated financial statements are prepared on a going concern basis. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. A discussion on the Group’s critical accounting judgements and key sources of estimation uncertainty is detailed below. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period; they are recognised in the period of the revision and future periods if the revision affects both current and future periods. With effect from 1 April 2016, the Group’s presentation currency changed from sterling to the euro to better align with the geographic split of the Group’s operations and the Group reclassified €580 million from goodwill to investments in associates and joint ventures in respect of Indus Towers within the consolidated statement of financial position to align with the Group’s cash-generating unit classifications. Prior periods, including the amounts presented for the years ended 31 March 2016 and 31 March 2015, together with all disclosed alternative performance measures, have been restated into euros using closing rates at the relevant balance sheet date for assets, liabilities, share capital, share premium and other capital reserves and the income statement has been restated at the average rate for the comparative period or the spot rate for significant transactions. The results of Vodafone India are presented in results from discontinued operations in the current and prior periods and its assets and liabilities reported in assets and liabilities held for sale, respectively, at 31 March 2017. Vodafone Group Plc is incorporated and domiciled in England and Wales (registration number 1833679). The registered address of the Company is Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, England. IFRS requires the Directors to adopt accounting policies that are the most appropriate to the Group’s circumstances. These have been applied consistently to all the years presented, unless otherwise stated. In determining and applying accounting policies, Directors and management are required to make judgements in respect of items where the choice of specific policy, accounting estimate or assumption to be followed could materially affect the Group’s reported financial position, results or cash flows; it may later be determined that a different choice may have been more appropriate. Management has identified accounting judgements and estimates relating to revenue recognition, taxation, business combinations and goodwill, joint arrangements, finite lived intangible assets, property, plant and equipment, post employment benefits, provisions and contingent liabilities and impairment that it considers to be critical due to their impact on the Group’s financial statements. These critical accounting judgements, estimates and related disclosures have been discussed with the Company’s Audit and Risk Committee. Critical accounting judgements and key sources of estimation uncertainty Revenue recognition Arrangements with multiple deliverables In revenue arrangements where more than one good or service is provided to the customer, customer consideration is allocated between the goods and services using relative fair value principles. The fair values determined for deliverables may impact the timing of the recognition of revenue. Determining the fair value of each deliverable can require complex estimates. The Group generally determines the fair value of individual elements based on prices at which the deliverable is regularly sold on a stand-alone basis after considering any appropriate volume discounts. Gross versus net presentation When the Group sells goods or services as a principal, income and payments to suppliers are reported on a gross basis in revenue and operating costs. If the Group sells goods or services as an agent, revenue and payments to suppliers are recorded in revenue on a net basis, representing the margin earned. Whether the Group is considered to be the principal or an agent in the transaction depends on analysis by management of both the legal form and substance of the agreement between the Group and its business partners; such judgements impact the amount of reported revenue and operating expenses but do not impact reported assets, liabilities or cash flows. Taxation The Group’s tax charge on ordinary activities is the sum of the total current and deferred tax charges. The calculation of the Group’s total tax charge involves estimation and judgement in respect of certain matters where the tax impact is uncertain until a conclusion is reached with the relevant tax authority or through a legal process. The Group uses in-house tax experts when assessing uncertain tax positions and seeks the advice of external professional advisors where appropriate. Provisions are recognised for uncertain tax positions when the Group has a present obligation as a result of a past event and management judge that it is probable that there will be a future outflow of economic benefits from the Group. Provisions are measured using management’s estimate of the most likely outcome. The final resolution of uncertain tax positions may give rise to material profits, losses and/or cash flows. Resolving tax issues can take many years as it is not always within the control of the Group and often depends on the efficiency of legal processes in the relevant tax jurisdiction.

 104 Vodafone Group Plc Annual Report on Form 20-F 2017 Notes to the consolidated financial statements (continued) 1. Basis of preparation (continued) Recognition of deferred tax assets Significant items on which the Group has exercised accounting estimation and judgement include the recognition of deferred tax assets in respect of losses in Luxembourg, Germany, Spain and India and capital allowances in the United Kingdom. The recognition of deferred tax assets, particularly in respect of tax losses, is based upon whether management judge that it is probable that there will be sufficient and suitable taxable profits in the relevant legal entity or tax group against which to utilise the assets in the future. Judgement is required when determining probable future taxable profits. The Group assesses the availability of future taxable profits using the same undiscounted five year forecasts for the Group’s operations as are used in the Group’s value in use calculations (see “Impairment reviews” below). Where tax losses are forecast to be recovered beyond the five year period, the availability of taxable profits is assessed using the cash flows and long-term growth rates used for the value in use calculations. The estimated cash flows inherent in these forecasts include the unsystematic risks of operating in the telecommunications business including the potential impacts of changes in the market structure, trends in customer pricing, the costs associated with the acquisition and retention of customers, future technological evolutions and potential regulatory changes, such as our ability to acquire and/or renew spectrum licences. Changes in the estimates which underpin the Group’s forecasts could have an impact on the amount of future taxable profits and could have a significant impact on the period over which the deferred tax asset would be recovered. The Group only considers substantively enacted tax laws when assessing the amount and availability of tax losses to offset against the future taxable profits. See note 6 “Taxation” to the consolidated financial statements. Business combinations and goodwill When the Group completes a business combination, the fair values of the identifiable assets and liabilities acquired, including intangible assets, are recognised. The determination of the fair values of acquired assets and liabilities is based, to a considerable extent, on management’s judgement. If the purchase consideration exceeds the fair value of the net assets acquired then the incremental amount paid is recognised as goodwill. If the purchase price consideration is lower than the fair value of the assets acquired then the difference is recorded as a gain in the income statement. Allocation of the purchase price between finite lived assets (discussed below) and indefinite lived assets such as goodwill affects the subsequent results of the Group as finite lived intangible assets are amortised, whereas indefinite lived intangible assets, including goodwill, are not amortised. On transition to IFRS the Group elected not to apply IFRS 3 “Business combinations” retrospectively as the difficulty in applying these requirements to business combinations completed by the Group between incorporation and 1 April 2004 exceeded any potential benefits. Goodwill recorded before the date of transition to IFRS amounted to €117,775 million. If the Group had elected to apply IFRS 3 retrospectively it may have led to an increase or decrease in goodwill, licences, customer bases, brands and related deferred tax liabilities recognised on acquisition. See note 28 “Acquisitions and disposals” to the consolidated financial statements for further details. Joint arrangements The Group participates in a number of joint arrangements where control of the arrangement is shared with one or more other parties. A joint arrangement is classified as a joint operation or as a joint venture; depending on management’s assessment of the legal form and substance of the arrangement, which may require the use of judgement. The classification can have a material impact on the consolidated financial statements. The Group’s share of assets, liabilities, revenue, expenses and cash flows of joint operations are included in the consolidated financial statements on a line-by-line basis, whereas the Group’s investment and share of results of joint ventures are shown within single line items in the consolidated statement of financial position and consolidated income statement respectively. See note 12 “Investments in associates and joint arrangements” to the consolidated financial statements. The determination of gains or losses arising from the contribution or sale of a subsidiary as part of the formation of a joint arrangement requires management to make significant estimates to determine the present value of future cash flows to be generated by the joint arrangement in order to determine the fair value of non-cash consideration received. Finite lived intangible assets Other intangible assets include amounts spent by the Group acquiring licences and spectrum, customer bases and brands and the costs of purchasing and developing computer software. Where intangible assets are acquired through business combinations and no active market for the assets exists, the fair value of these assets is determined by discounting estimated future net cash flows generated by the asset. Estimates relating to the future cash flows and discount rates used may have a material effect on the reported amounts of finite lived intangible assets. Estimation of useful life The useful life over which intangible assets are amortised depends on management’s estimate of the period over which economic benefit will be derived from the asset. Reducing the useful life will increase the amortisation charge in the consolidated income statement. Useful lives are periodically reviewed to ensure that they remain appropriate. The basis for determining the useful life for the most significant categories of intangible assets is discussed below. Licence and spectrum fees The estimated useful life is generally the term of the licence unless there is a presumption of renewal at negligible cost; this is adjusted if necessary, for example taking into account the impact of any expected changes in technology. Customer bases The estimated useful life principally reflects management’s view of the average economic life of the customer base and is assessed by reference to customer churn rates. An increase in churn rates may lead to a reduction in the estimated useful life and an increase in the amortisation charge.

 Vodafone Group Plc Annual Report on Form 20-F 2017 105 Capitalised software For computer software, the estimated useful life is based on management’s view, considering historical experience with similar products as well as anticipation of future events which may impact their life such as changes in technology. The useful life will not exceed the duration of a licence. Property, plant and equipment Property, plant and equipment represents 19.5% (2016: 21.0%) of the Group’s total assets; estimates and assumptions made may have a material impact on their carrying value and related depreciation charge. See note 11 “Property, plant and equipment” to the consolidated financial statements for further details. Estimation of useful life The depreciation charge for an asset is derived using estimates of its expected useful life and expected residual value, which are reviewed annually. Increasing an asset’s expected life or residual value would result in a reduced depreciation charge in the consolidated income statement. Management determines the useful lives and residual values for assets when they are acquired, based on experience with similar assets and taking into account other relevant factors such as any expected changes in technology. The useful life of network infrastructure is assumed not to exceed the duration of related operating licences unless there is a reasonable expectation of renewal or an alternative future use for the asset. Post employment benefits Management uses estimates when determining the Group’s liabilities and expenses arising for defined benefit pension schemes. Management is required to estimate the future rates of inflation, salary increases, discount rates and longevity of members, each of which may have a material impact on the defined benefit obligations that are recorded. Further details, including a sensitivity analysis, are included in note 26 “Post employment benefits” to the consolidated financial statements. Provisions and contingent liabilities The Group exercises judgement in measuring and recognising provisions and the exposures to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities (see note 30 “Contingent liabilities and legal proceedings” to the consolidated financial statements). Judgement is necessary to assess the likelihood that a pending claim will succeed, or a liability will arise, and estimates are required to determine the possible range of any financial settlement. The inherent uncertainty of such matters means that actual losses may materially differ from estimates. Impairment reviews IFRS requires management to perform impairment tests annually for indefinite lived assets and, for finite lived assets, if events or changes in circumstances indicate that their carrying amounts may not be recoverable. Impairment testing requires management to judge whether the carrying value of assets can be supported by the net present value of future cash flows that they generate. Calculating the net present value of the future cash flows requires estimates to be made in respect of highly uncertain matters including management’s expectations of: – growth in adjusted EBITDA, calculated as adjusted operating profit before depreciation and amortisation; – timing and amount of future capital expenditure, licence and spectrum payments; – long-term growth rates; and – appropriate discount rates to reflect the risks involved. Management prepares formal five year forecasts for the Group’s operations, which are used to estimate their value in use. In certain developing markets ten year forecasts are used if it is considered that the fifth year of a forecast is not indicative of expected long-term future performance as operations may not have reached maturity. For operations where five year forecasts are used for the Group’s value in use calculations, a long-term growth rate into perpetuity has been determined as the lower of: – the nominal GDP growth rates for the country of operation; and – the long-term compound annual growth rate in adjusted EBITDA in years six to ten estimated by management. For operations where ten year forecasts are used for the Group’s value in use calculations, a long-term growth rate into perpetuity has been: – the nominal GDP growth rates for the country of operation; and – the compound annual growth rate in adjusted EBITDA in years nine to ten of the management plan. Changing the assumptions selected by management, in particular the discount rate and growth rate assumptions used in the cash flow projections, could significantly affect the Group’s impairment evaluation and hence reported assets and profits or losses. Further details, including a sensitivity analysis, are included in note 4 “Impairment losses” to the consolidated financial statements. For discontinued operations, impairment testing requires management to determine whether the carrying value of the discontinued operation can be supported by the fair value less costs to sell. Where not observable in a quoted market, management have determined fair value less costs to sell by reference to the outcomes from the application of a number of potential valuation techniques, determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

 106 Vodafone Group Plc Annual Report on Form 20-F 2017 Notes to the consolidated financial statements (continued) 1. Basis of preparation (continued) Significant accounting policies applied in the current reporting period that relate to the financial statements as a whole Accounting convention The consolidated financial statements are prepared on a historical cost basis except for certain financial and equity instruments that have been measured at fair value. Basis of consolidation The consolidated financial statements incorporate the financial statements of the Company, subsidiaries controlled by the Company (see note 33 “Related undertakings” to the consolidated financial statements) and joint operations that are subject to joint control (see note 12 “Investments in associates and joint arrangements” to the consolidated financial statements). Foreign currencies The consolidated financial statements are presented in euro, which became the Company’s functional currency on 1 April 2016 as the primary currency in which the Company’s financing activities and investment returns are denominated. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Similarly, with effect from 1 April 2016, the Group’s presentation currency was changed from sterling to euro to better align with the geographic split of the Group’s operations. Amounts presented for the years ended 31 March 2016 and 31 March 2015 have been translated into euros using closing rates at the relevant balance sheet date for amounts recorded in the consolidated statement of financial position and consolidated statement of changes in equity and average rates for the relevant year for amounts reported in the consolidated income statement, consolidated statement of comprehensive income and consolidated statement of cash flows. The change of presentation and functional currency has not changed either the Group’s or the Company’s foreign exchange management strategy. Transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into the respective functional currency of the entity at the rates prevailing on the reporting period date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the initial transaction dates. Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated. Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analysed between translation differences and other changes in the carrying amount of the security. Translation differences are recognised in the income statement and other changes in carrying amount are recognised in the consolidated statement of comprehensive income. Translation differences on non-monetary financial assets, such as investments in equity securities classified as available-for-sale, are reported as part of the fair value gain or loss and are included in the consolidated statement of comprehensive income. Share capital, share premium and other capital reserves are initially recorded at the functional currency rate prevailing at the date of the transaction and are not retranslated. For the purpose of presenting consolidated financial statements, the assets and liabilities of entities with a functional currency other than euro are expressed in euro using exchange rates prevailing at the reporting period date. Income and expense items and cash flows are translated at the average exchange rates for the period and exchange differences arising are recognised directly in other comprehensive income. On disposal of a foreign entity, the cumulative amount previously recognised in the consolidated statement of comprehensive income relating to that particular foreign operation is recognised in profit or loss. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated accordingly. In respect of all foreign operations, any exchange differences that have arisen before 1 April 2004, the date of transition to IFRS, are deemed to be nil and will be excluded from the determination of any subsequent profit or loss on disposal. The net foreign exchange loss recognised in the consolidated income statement for the year ended 31 March 2017 is €637 million (31 March 2016: €1,141 million loss; 2015: €261 million gain). The net gains and net losses are recorded within operating profit (2017: €133 million charge; 2016: €24 million credit; 2015: €8 million charge), other income and expense and non-operating income and expense (2017: €nil; 2016: €282 million charge; 2015: €1 million credit), investment and financing income (2017: €505 million charge; 2016: €872 million charge; 2015: €263 million credit) and income tax expense (2017: €1 million credit; 2016: €11 million charge; 2015: €5 million credit). The foreign exchange gains and losses included within other income and expense and non-operating income and expense arise on the disposal of interests in joint ventures, associates and investments from the recycling of foreign exchange gains previously recorded in the consolidated statement of comprehensive income. New accounting pronouncements adopted on 1 April 2016 On 1 April 2016 the Group adopted the following new accounting policies to comply with amendments to IFRS. The accounting pronouncements, none of which is considered by the Group as significant on adoption, are: – Amendments to IAS 1 “Disclosure Initiative”; – Amendments to IAS 16 and IAS 38 “Clarification of Acceptable Methods of Depreciation and Amortisation”; Amendments to IFRS 11 “Accounting for Acquisitions of Interests in Joint Operations”; and – “Improvements to IFRS: 2012-2014 cycle”.

 Vodafone Group Plc Annual Report on Form 20-F 2017 107 New accounting pronouncements to be adopted on 1 April 2017 The following pronouncements which are potentially relevant to the Group have been issued by the IASB are effective for annual periods beginning on or after 1 January 2017 and which have not yet been endorsed by the EU: – Amendments to IAS 12 “Recognition of Deferred Tax Assets for Unrealised Losses”; – Amendments to IAS 7 “Disclosure Initiative”; which requires additional disclosures of changes in liabilities arising from financing activities; and – Amendments to IFRS 12 “Disclosure of Interests in other entities” (part of “Improvements to IFRS 2014-2016 Cycle”). The Group’s financial reporting will be presented in accordance with the new standards above, which are not expected to have a material impact on the consolidated results, financial position or cash flows of the Group, from 1 April 2017. New accounting pronouncements to be adopted on or after 1 April 2018 The following pronouncements which are potentially relevant to the Group have been issued by the IASB are effective for annual periods beginning on 1 January 2018 and which have not yet been endorsed by the EU: – Amendments to IFRS 2 “Classification and Measurement of Share-based Payment Transactions”; – Amendments to IFRS 4 “Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts”; – Amendment to IAS 28 “Investments in Associates and Joint Ventures” (part of “Improvements to IFRS 2014-2016 Cycle”); and – IFRIC 22 “Foreign Currency Transactions and Advance Consideration”. The Group’s financial reporting will be presented in accordance with the new standards above, which are not expected to have a material impact on the consolidated results, financial position or cash flows of the Group, from 1 April 2018. In addition, the Group will adopt the following standards, which have been issued by the IASB: – On 1 April 2018 the Group will adopt IFRS 15 “Revenue from Contracts with Customers” and IFRS 9 “Financial Instruments” which are effective for accounting periods on or after 1 January 2018 and which have been endorsed by the EU. – On 1 April 2019 the Group will adopt IFRS 16 “Leases”, which has not yet been endorsed by the EU and is effective for accounting periods beginning on or before 1 January 2019. IFRS 9, IFRS 15 and IFRS 16 are significant new standards, the impacts of which on the Group’s financial reporting are currently being assessed. IFRS 9 “Financial Instruments” IFRS 9 “Financial Instruments” was issued in July 2014 to replace IAS 39 “Financial Instruments: Recognition and Measurement” and has been endorsed by the EU. The standard is effective for accounting periods beginning on or after 1 January 2018 and will be adopted by the Group on 1 April 2018. IFRS 9 will impact the classification and measurement of the Group’s financial instruments and will require certain additional disclosures. The primary changes relate to the assessment of hedging arrangements and provisioning for potential future credit losses on financial assets; the Group is continuing to analyse the impact of these changes which are not currently considered likely to have any major impact on the Group’s current accounting treatment or hedging activities. IFRS 15 “Revenue from Contracts with Customers” IFRS 15 “Revenue from Contracts with Customers”, which has been endorsed by the EU, was issued in May 2014 and subsequent amendments, “Clarifications to IFRS 15”, which have not yet been endorsed by the EU, were issued in April 2016. IFRS 15, as amended, is effective for accounting periods beginning on or after 1 January 2018. IFRS 15 sets out the requirements for recognising revenue and costs from contracts with customers and includes extensive disclosure requirements; it will have a material impact on the Group’s reporting of revenue and costs as follows: – IFRS 15 will require the Group to identify deliverables in contracts with customers that qualify as separate “performance obligations”. The performance obligations identified will depend on the nature of individual customer contracts, but might typically be identified for mobile handsets, other equipment provided to customers and for services provided to customers such as mobile and fixed line communications services. The transaction price receivable from customers must be allocated between the Group’s performance obligations under the contracts on a relative stand-alone selling price basis. Revenue will then be recognised either at a point in time or over time when the respective performance obligations in a contract are delivered to the customer. Stand-alone selling prices will be based on observable sales prices; however, where stand-alone selling prices are not directly observable, estimates of stand-alone selling prices will be required which will maximise the use of observable inputs – Currently revenue allocated to deliverables is restricted to the amount that is receivable without the delivery of additional goods or services; this restriction will no longer be applied under IFRS 15. The primary impact on revenue reporting will be that when the Group sells subsidised devices together with airtime service agreements to customers, revenue allocated to equipment and recognised at contract inception, when control of the device typically passes to the customer, will increase and revenue subsequently recognised as services are delivered during the contract period will reduce. Where additional up-front unbilled revenue is recorded for the sale of devices, this will be reflected in the consolidated statement of financial position as a contract asset.

 108 Vodafone Group Plc Annual Report on Form 20-F 2017 Notes to the consolidated financial statements (continued) 1. Basis of preparation (continued) – Under IFRS 15, certain incremental costs incurred in acquiring a contract with a customer will be deferred on the consolidated statement of financial position and amortised as revenue is recognised under the related contract; this will generally lead to the later recognition of charges for some commissions payable to third party dealers and employees. – Certain costs incurred in fulfilling customer contracts will be deferred on the consolidated statement of financial position under IFRS 15 and recognised as related revenue is recognised under the contract. Such deferred costs are likely to relate to the provision of deliverables to customers that do not qualify as performance obligations and for which revenue is not recognised; currently such costs are generally expensed as incurred. The impact of the changes above on the Group’s reportable segments will depend largely on the extent to which customers receive discounted goods or services, such as mobile handsets, when they enter into airtime service agreements with the Group in the relevant markets. The combined impact of the changes is expected to increase the gross profit, or reduce the gross loss, recorded at inception on many customer contracts; in such cases, this will typically reduce the gross profit reported during the remainder of the contract; however, these timing differences will not impact the total gross profit reported for a customer contract over the contract term. The transactions impacted by IFRS 15 are high in volume, value and complexity, therefore the Group is continuing to assess the impact of these and other accounting changes that will arise under IFRS 15 and cannot reasonably estimate the impact; however, the changes highlighted above will have a material impact on the consolidated income statement and consolidated statement of financial position after the Group adopts IFRS 15 on 1 April 2018. The Group expects to be in a position to estimate the impact of IFRS 15 early in the first quarter of the year commencing 1 April 2018. When IFRS 15 is adopted, it can be applied either on a fully retrospective basis, requiring the restatement of the comparative periods presented in the financial statements, or with the cumulative retrospective impact of IFRS 15 applied as an adjustment to equity on the date of adoption; when the latter approach is applied it is necessary to disclose the impact of IFRS 15 on each line item in the financial statements in the reporting period. The Group will reflect the cumulative impact of IFRS 15 in equity on the date of adoption. IFRS 16 “Leases” IFRS 16 “Leases” was issued in January 2016 to replace IAS 17 “Leases”. The standard is effective for accounting periods beginning on or after 1 January 2019 and will be adopted by the Group on 1 April 2019. IFRS 16 has not yet been adopted by the EU. IFRS 16 will primarily change lease accounting for lessees; lease agreements will give rise to the recognition of an asset representing the right to use the leased item and a loan obligation for future lease payables. Lease costs will be recognised in the form of depreciation of the right to use asset and interest on the lease liability. Lessee accounting under IFRS 16 will be similar in many respects to existing IAS 17 accounting for finance leases, but will be substantively different to existing accounting for operating leases where rental charges are currently recognised on a straight-line basis and no lease asset or lease loan obligation is recognised. Lessor accounting under IFRS 16 is similar to existing IAS 17 accounting and is not expected to have a material impact for the Group. The Group is assessing the impact of the accounting changes that will arise under IFRS 16; however, the following changes to lessee accounting will have a material impact as follows: – Right-of-use assets will be recorded for assets that are leased by the Group; currently no lease assets are included on the Group’s consolidated statement of financial position for operating leases. – Liabilities will be recorded for future lease payments in the Group’s consolidated statement of financial position for the “reasonably certain” period of the lease, which may include future lease periods for which the Group has extension options. Currently liabilities are generally not recorded for future operating lease payments, which are disclosed as commitments. The amount of lease liabilities will not equal the lease commitments reported on 31 March 2019, but may not be dissimilar. – Lease expenses will be for depreciation of right-of-use assets and interest on lease liabilities; interest will typically be higher in the early stages of a lease and reduce over the term. Currently operating lease rentals are expensed on a straight-line basis over the lease term within operating expenses. – Operating lease cash flows are currently included within operating cash flows in the consolidated statement of cash flows; under IFRS 16 these will be recorded as cash flows from financing activities reflecting the repayment of lease liabilities (borrowings) and related interest. A high volume of transactions will be impacted by IFRS 16 and material judgements are required in identifying and accounting for leases. Therefore, the Group is continuing to assess the impact of these and other accounting changes that will arise under IFRS 16 and cannot reasonably estimate the impact; however, the changes highlighted above will have a material impact on the consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows after the Group’s adoption on 1 April 2019. When IFRS 16 is adopted, it can be applied either on a fully retrospective basis, requiring the restatement of the comparative periods presented in the financial statements, or with the cumulative retrospective impact of IFRS 16 applied as an adjustment to equity on the date of adoption; when the latter approach is applied it is necessary to disclose the impact of IFRS 16 on each line item in the financial statements in the reporting period. Depending on the adoption method that is utilised, certain practical expedients may be applied on adoption. The Group has not yet determined which adoption method will be adopted or which expedients will be applied on adoption.

 Vodafone Group Plc Annual Report on Form 20-F 2017 109 2. Segmental analysis The Group’s businesses are managed on a geographical basis. Selected financial data is presented on this basis below. The Group’s operating segments are established on the basis of those components of the Group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Group has a single group of related services and products, being the supply of communications services and products. Revenue is attributed to a country or region based on the location of the Group company reporting the revenue. Transactions between operating segments are charged at arm’s-length prices. Segment information is provided on the basis of geographic areas, being the basis on which the Group manages its worldwide interests, with each country in which the Group operates treated as an operating segment. The aggregation of operating segments into the Europe and AMAP regions reflects, in the opinion of management, the similar economic characteristics within each of those regions as well the similar products and services offered and supplied, classes of customers and the regulatory environment. In the case of the Europe region this largely reflects membership of the European Union, while for the AMAP region this largely includes emerging and developing economies that are in the process of rapid growth and industrialisation. Certain financial information is provided separately within the Europe region for Germany, Italy, the UK and Spain, and within the AMAP region for India and Vodacom, as these operating segments are individually material for the Group. The segmental revenue and profit of India are included in discontinued operations for all years reported and segmental assets and cash flows are included in assets and liabilities held for sale at 31 March 2017. See note 7 “Discontinued operations and assets held for resale” for details. Accounting policies Revenue Revenue is recognised to the extent the Group has delivered goods or rendered services under an agreement, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Group. Revenue is measured at the fair value of the consideration receivable, exclusive of sales taxes and discounts. The Group principally obtains revenue from providing mobile and fixed telecommunication services including: access charges, voice and video calls, messaging, interconnect fees, fixed and mobile broadband and related services such as providing televisual and music content, connection fees and equipment sales. Products and services may be sold separately or in bundled packages. Revenue for access charges, voice and video calls, messaging and fixed and mobile broadband provided to contract customers is recognised as services are performed, with unbilled revenue resulting from services already provided accrued at the end of each period and unearned revenue from services to be provided in future periods deferred. Revenue from the sale of prepaid credit is deferred until such time as the customer uses the airtime, or the credit expires. Revenue from interconnect fees is recognised at the time the services are performed. Revenue for the provision of televisual and music content is recognised when or as the Group performs the related service and, depending on the nature of the service, is recognised either at the gross amount billed to the customer or the amount receivable by the Group as commission for facilitating the service. Customer connection revenue is recognised together with the related equipment revenue to the extent that the aggregate equipment and connection revenue does not exceed the fair value of the equipment delivered to the customer. Any customer connection revenue not recognised, together with any related excess equipment revenue, is deferred and recognised over the period in which services are expected to be provided to the customer. Revenue for device sales is recognised when the device is delivered to the end customer and the significant risks and rewards of ownership have transferred. For device sales made to intermediaries, revenue is recognised if the significant risks associated with the device are transferred to the intermediary and the intermediary has no general right to return the device to receive a refund. If the significant risks are not transferred, revenue recognition is deferred until sale of the device to an end customer by the intermediary or the expiry of any right of return. In revenue arrangements including more than one deliverable, the arrangements are divided into separate units of accounting. Deliverables are considered separate units of accounting if the following two conditions are met: (i) the deliverable has value to the customer on a stand-alone basis and (ii) there is evidence of the fair value of the item. The arrangement consideration is allocated to each separate unit of accounting based on its relative fair value. Revenue allocated to deliverables is restricted to the amount that is receivable without the delivery of additional goods or services. This restriction typically applies to revenue recognised for devices provided to customers, including handsets. Commissions Intermediaries are given cash incentives by the Group to connect new customers and upgrade existing customers. For intermediaries who do not purchase products and services from the Group, such cash incentives are accounted for as an expense. Such cash incentives to other intermediaries are also accounted for as an expense if: – the Group receives an identifiable benefit in exchange for the cash incentive that is separable from sales transactions to that intermediary; and – the Group can reliably estimate the fair value of that benefit. Cash incentives that do not meet these criteria are recognised as a reduction of the related revenue.

 110 Vodafone Group Plc Annual Report on Form 20-F 2017 Notes to the consolidated financial statements (continued) 2. Segmental analysis (continued) Segmental revenue and profit 31 March 2017 Segment Intra-region Regional Inter-region Group Adjusted revenue revenue revenue revenue revenue EBITDA €m €m €m €m €m €m Germany 10,600 (32) 10,568 (21) 10,547 3,617 Italy 6,101 (30) 6,071 (1) 6,070 2,229 UK 6,925 (23) 6,902 (6) 6,896 1,212 Spain 4,973 (37) 4,936 (1) 4,935 1,360 Other Europe 6,128 (55) 6,073 (5) 6,068 1,865 Europe 34,727 (177) 34,550 (34) 34,516 10,283 Vodacom 5,294 – 5,294 – 5,294 2,063 Other AMAP 6,479 – 6,479 (14) 6,465 1,791 AMAP 11,773 – 11,773 (14) 11,759 3,854 Common Functions 1,390 – 1,390 (34) 1,356 12 Group 47,890 (177) 47,713 (82) 47,631 14,149 31 March 2016 restated Germany 10,626 (36) 10,590 (9) 10,581 3,462 Italy 6,008 (22) 5,986 (1) 5,985 2,015 UK 8,428 (18) 8,410 (9) 8,401 1,756 Spain 4,959 (27) 4,932 (2) 4,930 1,250 Other Europe 6,599 (55) 6,544 (4) 6,540 2,002 Europe 36,620 (158) 36,462 (25) 36,437 10,485 Vodacom1 5,325 – 5,325 – 5,325 2,028 Other AMAP 6,566 – 6,566 (20) 6,546 1,678 AMAP 11,891 – 11,891 (20) 11,871 3,706 Common Functions 1,567 – 1,567 (65) 1,502 (36) Group 50,078 (158) 49,920 (110) 49,810 14,155 31 March 2015 restated Germany 10,677 (22) 10,655 (27) 10,628 3,390 Italy 5,844 (16) 5,828 (1) 5,827 1,956 UK 7,916 (16) 7,900 (3) 7,897 1,724 Spain 4,615 (23) 4,592 (2) 4,590 1,003 Other Europe 6,360 (39) 6,321 (2) 6,319 2,004 Europe 35,412 (116) 35,296 (35) 35,261 10,077 Vodacom 5,539 – 5,539 – 5,539 1,949 Other AMAP 6,061 – 6,061 (14) 6,047 1,635 AMAP 11,600 – 11,600 (14) 11,586 3,584 Common Functions 1,595 – 1,595 (57) 1,538 41 Group 48,607 (116) 48,491 (106) 48,385 13,702 Note: 1 With effect from 1 April 2015, Vodacom changed its accounting for the acquisition of handsets by certain customers through Vodacom SA’s indirect distribution channels. This had the effect of reducing equipment revenue and decreasing direct expenses, with no impact on profits or cash flows. The impact on the year ended 31 March 2015 is not material. Total revenue recorded in respect of the sale of goods for the year ended 31 March 2017 was €4,029 million (2016: €4,472 million, 2015: €4,101 million). The Group’s measure of segment profit, adjusted EBITDA, excludes depreciation, amortisation, impairment loss, restructuring costs, loss on disposal of fixed assets, the Group’s share of results in associates and joint ventures and other income and expense. A reconciliation of adjusted EBITDA to operating profit is shown overleaf. For a reconciliation of operating profit to profit for the financial year, see the consolidated income statement on page 99.

 Vodafone Group Plc Annual Report on Form 20-F 2017 111 2017 Restated 2016 Restated 2015 €m €m €m Adjusted EBITDA 14,149 14,155 13,702 Depreciation, amortisation and loss on disposal of fixed assets (10,179) (10,386) (9,584) Share of results in equity accounted associates and joint ventures 164 60 (78) Adjusted operating profit 4,134 3,829 4,040 Impairment losses – (569) – Restructuring costs (415) (316) (204) Amortisation of acquired customer based and brand intangible assets (1,046) (1,338) (1,617) Other income/(expense) 1,052 (286) (146) Operating profit 3,725 1,320 2,073 Segmental assets and cash flow 31 March 2017 Other Depreciation Restated Non-current Capital expenditure on and Operating assets1 expenditure2 intangible assets amortisation Impairment loss free cash flow3 €m €m €m €m €m €m Germany 26,694 1,671 – 3,320 – 1,749 Italy 9,157 793 2 1,603 – 1,161 UK 8,210 950 – 1,768 – 57 Spain 11,035 746 – 1,378 – 344 Other Europe 7,574 878 38 1,088 – 619 Europe 62,670 5,038 40 9,157 – 3,930 India – – – – – – Vodacom 6,039 736 2 738 – 1,347 Other AMAP 5,778 795 317 1,153 – 947 AMAP 11,817 1,531 319 1,891 – 2,294 Common Functions 1,937 915 – 38 – (597) Group 76,424 7,484 359 11,086 – 5,627 31 March 2016 restated Germany 28,210 2,362 2,081 3,330 – 866 Italy 9,799 1,516 232 1,668 – 496 UK 9,496 1,210 141 1,902 – 334 Spain 11,569 1,178 491 1,446 – (149) Other Europe 7,568 1,372 8 1,371 (569) 546 Europe 66,642 7,638 2,953 9,717 (569) 2,093 India 13,474 1,102 3,751 – – – Vodacom 5,290 847 23 725 – 1,071 Other AMAP 6,806 1,173 814 1,170 – 503 AMAP 25,570 3,122 4,588 1,895 – 1,574 Common Functions 1,867 901 – 85 – (459) Group 94,079 11,661 7,541 11,697 (569) 3,208 31 March 2015 restated Germany 27,008 2,559 4 3,275 – 1,282 Italy 9,599 1,428 120 1,698 – 708 UK 10,735 1,271 19 1,743 – 251 Spain 11,282 1,110 1 1,220 – (45) Other Europe 11,327 1,391 245 1,298 – 696 Europe 69,951 7,759 389 9,234 – 2,892 India 11,241 1,144 177 – – – Vodacom 6,520 960 3 723 – 1,002 Other AMAP 6,799 1,182 43 1,147 – 531 AMAP 24,560 3,286 223 1,870 – 1,533 Common Functions 1,808 809 2 4 – (993) Group 96,319 11,854 614 11,108 – 3,432 Notes: 1 Comprises goodwill, other intangible assets and property, plant and equipment. 2 Includes additions to property, plant and equipment and computer software, reported within intangibles. Excludes licences and spectrum additions. 3 The Group’s measure of segment cash flow is reconciled to the closest equivalent GAAP measure cash generated by operations, on page 206.

Vodafone Group Plc Annual Report 112 on Form 20-F 2017 Notes to the consolidated financial statements (continued) 3. Operating profit Detailed below are the key amounts recognised in arriving at our operating profit 2017 Restated 2016 Restated 2015 €m €m €m Net foreign exchange losses/(gains)1 133 (24) 8 Depreciation of property, plant and equipment (note 11): Owned assets 6,253 6,333 5,754 Leased assets 12 45 25 Amortisation of intangible assets (note 10) 4,821 5,319 5,329 Impairment of goodwill in subsidiaries, associates and joint arrangements (note 4) – 569 – Staff costs (note 25) 5,519 5,804 5,171 Operating lease rentals payable 3,976 2,464 2,376 Loss on disposal of property, plant and equipment and intangible assets 22 27 93 Own costs capitalised attributable to the construction or acquisition of property, plant and equipment (800) (764) (701) Net gain on formation of VodafoneZiggo (note 28)2 (1,275) – – Notes: 1 Includes €127 million reported in other income and expense in the consolidated income statement. 2 Reported in other income and expense in the consolidated income statement. The total remuneration of the Group’s auditor, PricewaterhouseCoopers LLP and other member firms of PricewaterhouseCoopers International Limited, for services provided to the Group during the year ended 31 March 2017 is analysed below. 2017 Restated 2016 Restated 2015 €m €m €m Parent company 2 2 2 Subsidiaries 14 13 13 Audit fees: 16 15 15 Audit-related fees1 4 2 1 Other assurance services2 – – 1 Tax fees2 – – 3 Non-audit fees: 4 2 5 Total fees 20 17 20 Notes: 1 Relates to fees for statutory and regulatory filings. The increase in the amount for the year ended 31 March 2017 primarily arose from work on regulatory filings prepared in anticipation of a potential IPO of Vodafone India that was under consideration prior to the agreement for the merger of Vodafone India and Idea Cellular. 2 At the time of the Board decision to recommend PricewaterhouseCoopers LLP as the statutory auditor for the year ended 31 March 2015 in February 2014, PricewaterhouseCoopers LLP were providing a range of services to the Group. All services that were prohibited by the Securities and Exchange Commission (‘SEC’) for a statutory auditor to provide, ceased by 31 March 2014. All engagements that are not prohibited by the SEC, but would not have met the Group’s own internal approval policy for non-audit services, ceased by 30 June 2014 to enable a transition to alternative suppliers, where required. These services had a value of approximately €3 million through to completion and are included in the table above. A description of the work performed by the Audit and Risk Committee in order to safeguard auditor independence when non-audit services are provided is set out in the Audit and Risk Committee report on pages 57 to 63.

Vodafone Group Plc Annual Report on Form 20-F 2017 113 Overview Strategy Performance Governance Financials Additional information 4. Impairment losses Impairment occurs when the carrying value of assets is greater than the present value of the net cash flows they are expected to generate. We review the carrying value of assets for each country in which we operate at least annually. For further details of our impairment review process see “Critical accounting judgements and key sources of estimation uncertainty” in note 1 “Basis of preparation” to the consolidated financial statements. Accounting policies Goodwill Goodwill is not subject to amortisation but is tested for impairment annually or whenever there is an indication that the asset may be impaired. For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cashgenerating units. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognised for goodwill are not reversible in subsequent periods. The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The Group prepares and approves formal five year management plans for its operations, which are used in the value in use calculations. In certain developing markets the fifth year of the management plan may not be indicative of the long-term future performance as operations may not have reached maturity. For these operations, the Group may extend the plan data for an additional five year period. Property, plant and equipment and finite lived intangible assets At each reporting period date, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount and an impairment loss is recognised immediately in the income statement. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years and an impairment loss reversal is recognised immediately in the income statement. Impairment losses Following our annual impairment review, the impairment charges recognised in the consolidated income statement within operating profit in respect of goodwill are stated below. The impairment losses were based on value in use calculations. 2017 Restated 2016 Restated 2015 Cash-generating unit Reportable segment €m €m €m Romania Other Europe – 569 – – 569 – In addition to the impairment losses above, in the first half of the 2017 financial year, the Group recorded a non-cash impairment of €6.4 billion, relating to our Indian business. This was driven by lower projected cash flows within our business plan as a result of increased competition in the market. Impairment testing at 31 March 2017, following the announcement of the merger of Vodafone India with Idea Cellular, gave rise to a partial reversal of that impairment. As a result, the Group recorded an overall impairment loss of €4,515 million (2016: €nil, 2015: €nil) in respect of the fair value of Group’s investment in India which, together with the recognition of an associated €840 million deferred tax assets, led to an overall €3,675 million reduction in the carrying value of Vodafone India, the results of which are included discontinued operations. See note 7 “Discontinued operations and assets held for resale” for further details. Goodwill The remaining carrying value of goodwill at 31 March was as follows: 2017 Restated 2016 €m €m Germany 12,479 12,479 Italy 3,654 3,654 Spain 3,814 3,814 19,947 19,947 Other 6,861 8,291 26,808 28,238

Vodafone Group Plc Annual Report 114 on Form 20-F 2017 Notes to the consolidated financial statements (continued) 4. Impairment losses (continued) Key assumptions used in the value in use calculations The key assumptions used in determining the value in use are: Assumption How determined Projected adjusted EBITDA Projected adjusted EBITDA has been based on past experience adjusted for the following: –– voice and messaging revenue is expected to benefit from increased usage from new customers, especially in emerging markets, the introduction of new services and traffic moving from fixed networks to mobile networks, though these factors will be offset by increased competitor activity, which may result in price declines, and the trend of falling termination and other regulated rates; –– non-messaging data revenue is expected to continue to grow as the penetration of 3G (plus 4G where available) enabled devices and smartphones rise along with higher data bundle attachment rates, and new products and services are introduced; and –– margins are expected to be impacted by negative factors such as the cost of acquiring and retaining customers in increasingly competitive markets and the expectation of further termination rate cuts by regulators and by positive factors such as the efficiencies expected from the implementation of Group initiatives. Projected capital expenditure The cash flow forecasts for capital expenditure are based on past experience and include the ongoing capital expenditure required to roll out networks in emerging markets, to provide voice and data products and services and to meet the population coverage requirements of certain of the Group’s licences. Capital expenditure includes cash outflows for the purchase of property, plant and equipment and computer software. Projected licence and spectrum payments The cash flow forecasts for licence and spectrum payments for each operating company for the initial five years include amounts for expected renewals and newly available spectrum. Beyond that period, a long-run cost of spectrum is assumed. Long-term growth rate For businesses where the five year management plans are used for the Group’s value in use calculations, a long-term growth rate into perpetuity has been determined as the lower of: –– the nominal GDP rates for the country of operation; and –– the long-term compound annual growth rate in adjusted EBITDA in years six to ten estimated by management. Pre-tax risk adjusted discount rate The discount rate applied to the cash flows of each of the Group’s operations is generally based on the risk free rate for ten year bonds issued by the government in the respective market. Where government bond rates contain a material component of credit risk, high-quality local corporate bond rates may be used. These rates are adjusted for a risk premium to reflect both the increased risk of investing in equities and the systematic risk of the specific Group operating company. In making this adjustment, inputs required are the equity market risk premium (that is the required increased return required over and above a risk free rate by an investor who is investing in the market as a whole) and the risk adjustment, beta, applied to reflect the risk of the specific Group operating company relative to the market as a whole. In determining the risk adjusted discount rate, management has applied an adjustment for the systematic risk to each of the Group’s operations determined using an average of the betas of comparable listed mobile telecommunications companies and, where available and appropriate, across a specific territory. Management has used a forward-looking equity market risk premium that takes into consideration both studies by independent economists, the average equity market risk premium over the past ten years and the market risk premiums typically used by investment banks in evaluating acquisition proposals. Year ended 31 March 2017 As a discontinued operation, Vodafone India has been valued at fair value less costs to sell. Vodafone India’s fair value less costs to sell is not observable in a quoted market and accordingly it has been determined with reference to the outcomes from the application of a number of potential valuation techniques, which are considered to result in a “level 2” valuation1. As such significant judgement is required and involves the use of estimates. The two bases of valuation which were given the strongest weighting in the overall assessment of fair value are set out below. Fair value has been assessed to be €14.0 billion. See note 7 “Discontinued operations and assets held for resale” for further details. –– The contracted cash price for the sale of a portion of the entity to the Aditya Birla Group as part of the planned disposal of Vodafone India, adjusted for the agreed level of debt which is an observable price relating to Vodafone India; and –– The share price of Idea Cellular prior to the announcement of the plan to dispose of Vodafone India and participate with Idea Cellular in the planned jointly controlled entity, adjusted for transaction specific factors. Idea Cellular equity shares are the primary component of the consideration for Vodafone India to be received by the Group, and the value of the Idea Cellular shares has been adjusted to reflect 50% of the estimated cost synergies that management expects to be realised by the jointly controlled entity. A 10% increase or reduction in the expected cost synergies included in this determination of fair value would result in a €220 million increase or reduction, respectively, in the fair value less costs to sell of Vodafone India calculated using this approach. Note: 1 Level 2 classification comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

Vodafone Group Plc Annual Report on Form 20-F 2017 115 Overview Strategy Performance Governance Financials Additional information The table below shows key assumptions used in the value in use calculations. Assumptions used in value in use calculation Germany Spain Italy Romania % % % % Pre-tax adjusted discount rate 8.4 9.7 10.3 9.0 Long-term growth rate 0.5 1.5 1.0 1.0 Projected adjusted EBITDA1 3.0 7.9 (0.8) 0.1 Projected capital expenditure2 14.9–16.5 14.3–15.8 12.7–14.2 12.6–15.9 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as the range of capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. Sensitivity analysis Other than as disclosed below, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of any cash-generating unit to materially exceed its recoverable amount. The estimated recoverable amount of the Group’s operations in Germany, Spain and Romania exceed their carrying values by €3.5 billion, €1.0 billion and €0.2 billion respectively. The changes in the following table to assumptions used in the impairment review would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2017: Change required for carrying value to equal recoverable amount Germany Spain Romania pps pps pps Pre-tax risk adjusted discount rate 0.9 0.6 1.5 Long-term growth rate (1.0) (0.7) (1.7) Projected adjusted EBITDA1 (1.6) (1.1) (1.9) Projected capital expenditure2 7.6 4.4 7.1 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as the range of capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. The carrying values for Vodafone UK, Portugal, Ireland and Czech Republic include goodwill arising from their acquisition by the Group and/ or the purchase of operating licences or spectrum rights. While the recoverable amounts for these operating companies are not materially greater than their carrying value, each has a lower risk of giving rise to impairment that would be material to the Group given their relative size or the composition of their carrying value. The changes in the following table to assumptions used in the impairment review would have, in isolation, led to an impairment loss being recognised in the year ended 31 March 2017. Change required for carrying value to equal recoverable amount UK Ireland Portugal Czech Republic pps pps pps pps Pre-tax risk adjusted discount rate 0.5 0.8 0.6 2.1 Long-term growth rate (0.6) (0.9) (0.6) (2.4) Projected adjusted EBITDA1 (0.8) (1.2) (0.9) (2.8) Projected capital expenditure2 3.2 4.3 3.9 12.0 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as the range of capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. Year ended 31 March 2016 During the year ended 31 March 2016 impairment charges of €569 million were recorded in respect of the Group’s investments in Romania. The impairment charge relates solely to goodwill. The recoverable amount of Romania is €0.9 billion. The impairment charges were driven by lower projected cash flows within the business plans resulting in our reassessment of expected future business performance in the light of the current trading environment. The table below shows key assumptions used in the value in use calculations. Assumptions used in value in use calculation Romania Germany Spain % % % Pre-tax risk adjusted discount rate 9.7 8.2 9.7 Long-term growth rate 1.0 0.5 1.5 Projected adjusted EBITDA1 (0.3) 3.1 8.8 Projected capital expenditure2 11.5–18.8 14.5–15.6 11.2–19.7 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as the range of capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

Vodafone Group Plc Annual Report 116 on Form 20-F 2017 Notes to the consolidated financial statements (continued) 4. Impairment losses (continued) Sensitivity analysis Other than as disclosed below, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of any cash-generating unit to materially exceed its recoverable amount. The estimated recoverable amounts of the Group’s operations in Romania, Germany and Spain are equal to, or not materially greater than, their carrying values; consequently, any adverse change in key assumptions would, in isolation, cause a further impairment loss to be recognised. The estimated recoverable amounts of the Group’s operations in Germany and Spain exceed their carrying values by €2.0 billion and €1.0 billion respectively. Change required for carrying value to equal the recoverable amount Germany Spain pps pps Pre-tax risk adjusted discount rate 0.5 0.6 Long-term growth rate (0.5) (0.8) Projected adjusted EBITDA1 (0.9) (1.2) Projected capital expenditure2 4.4 4.8 The changes in the following table to assumptions used in the impairment review would have, in isolation, led to an (increase)/decrease to the aggregate impairment loss recognised in the year ended 31 March 2016. Romania Increase by 2pps Decrease by 2pps €bn €bn Pre-tax adjusted discount rate (0.2) 0.3 Long-term growth rate 0.3 (0.2) Projected adjusted EBITDA1 0.2 (0.2) Projected capital expenditure2 (0.1) 0.1 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as the range of capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. Year ended 31 March 2015 During the year ended 31 March 2015, no impairment charges were recorded in respect of the Group’s goodwill balances. The table below shows key assumptions used in the value in use calculations. Assumptions used in value in use calculation Germany Italy Spain % % % Pre-tax risk adjusted discount rate 8.2 10.5 9.8 Long-term growth rate 0.5 1.0 1.5 Projected adjusted EBITDA1 3.2 0.8 11.0 Projected capital expenditure2 11.6–21.7 12.5 –25.6 11.5 –23.3 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as the range of capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. Sensitivity analysis Other than as disclosed below, management believed that no reasonably possible change in any of the above key assumptions would cause the carrying value of any cash-generating unit to materially exceed its recoverable amount. The estimated recoverable amounts of the Group’s operations in Germany, Italy and Spain exceeded their carrying values by €3.1 billion, €1.8 billion and €0.5 billion respectively. The changes in the following table to assumptions used in the impairment review would have, in isolation, led to an impairment loss being recognised for the year ended 31 March 2015: Change required for carrying value to equal the recoverable amount Germany Italy Spain pps pps pps Pre-tax risk adjusted discount rate 0.8 1.6 0.3 Long-term growth rate (0.9) (1.8) (0.3) Projected adjusted EBITDA1 (7.3) (7.5) (2.6) Projected capital expenditure2 2.1 2.9 0.7 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

Vodafone Group Plc Annual Report on Form 20-F 2017 117 Overview Strategy Performance Governance Financials Additional information 5. Investment income and financing costs Investment income comprises interest received from short-term investments, bank deposits, government bonds and results from foreign exchange contracts which are used to hedge net debt. Financing costs mainly arise from interest due on bonds and commercial paper issued, bank loans and the results of hedging transactions used to manage foreign exchange and interest rate movements. 2017 Restated 2016 Restated 2015 €m €m €m Investment income: Available-for-sale investments: Dividends received – 1 – Loans and receivables at amortised cost 426 529 433 Fair value through the income statement (held for trading) 20 9 36 Other1,2 28 – 614 474 539 1,083 Financing costs: Items in hedge relationships: Other loans 170 224 286 Interest rate and cross-currency interest rate swaps (235) (127) (143) Fair value hedging instrument 22 (140) (537) Fair value of hedged item (16) 166 487 Other financial liabilities held at amortised cost: Bank loans and overdrafts 419 284 518 Bonds and other loans2 1,243 926 849 Interest charge/(credit) on settlement of tax issues3 47 19 (1) Equity put rights and similar arrangements4 – – 12 Fair value through the income statement (held for trading): Derivatives – forward starting swaps and futures (244) 121 (72) Other1 – 573 – 1,406 2,046 1,399 Net financing costs 932 1,507 316 Notes: 1 Amounts for 2017 include net foreign exchange gain of €136 million (2016: €573 million loss; 2015: €614 million gain) arising from net foreign exchange movements on certain intercompany balances. 2 Amounts for 2017 include net foreign exchange losses of €641 million (2016: €299 million; 2015: €351 million). 3 Amounts for 2017 include an increase (2016: increase, 2017: decrease) in provision for potential interest on tax issues. 4 Includes amounts in relation to the Group’s arrangements with its non-controlling interests.

Vodafone Group Plc Annual Report 118 on Form 20-F 2017 Notes to the consolidated financial statements (continued) 6. Taxation This note explains how our Group tax charge arises. The deferred tax section of the note also provides information on our expected future tax charges and sets out the tax assets held across the Group together with our view on whether or not we expect to be able to make use of these in the future. Accounting policies Income tax expense represents the sum of the current and deferred taxes. Current tax payable or recoverable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because some items of income or expense are taxable or deductible in different years or may never be taxable or deductible. The Group’s liability for current tax is calculated using tax rates and laws that have been enacted or substantively enacted by the reporting period date. Deferred tax is the tax expected to be payable or recoverable in the future arising from temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. It is accounted for using the statement of financial position liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that temporary differences or taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred tax liabilities are not recognised to the extent they arise from the initial recognition of non-tax deductible goodwill. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint arrangements, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The carrying amount of deferred tax assets is reviewed at each reporting period date and adjusted to reflect changes in the Group’s assessment that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised, based on tax rates that have been enacted or substantively enacted by the reporting period date. Tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they either relate to income taxes levied by the same taxation authority on either the same taxable entity or on different taxable entities which intend to settle the current tax assets and liabilities on a net basis. Tax is charged or credited to the income statement, except when it relates to items charged or credited to other comprehensive income or directly to equity, in which case the tax is recognised in other comprehensive income or in equity. Income tax expense 2017 Restated 2016 Restated 2015 €m €m €m United Kingdom corporation tax expense/(income): Current year1 27 (129) – Adjustments in respect of prior years (3) 53 15 24 (76) 15 Overseas current tax expense/(income): Current year 961 812 937 Adjustments in respect of prior years (35) 21 (220) 926 833 717 Total current tax expense 950 757 732 Deferred tax on origination and reversal of temporary differences: United Kingdom deferred tax (16) (32) (53) Overseas deferred tax 3,830 4,212 (6,750) Total deferred tax expense/(income) 3,814 4,180 (6,803) Total income tax expense/(income)2 4,764 4,937 (6,071) Notes: 1 The 2016 credit relates to a claim under international conventions for the avoidance of double taxation. 2 The income statement tax charge includes tax relief on capitalised interest. UK operating profits are more than offset by statutory allowances for capital investment in the UK network and systems plus ongoing interest costs including those arising from the €10.3 billion of spectrum payments to the UK Government in 2000 and 2013.

Vodafone Group Plc Annual Report on Form 20-F 2017 119 Overview Strategy Performance Governance Financials Additional information Tax on discontinued operations 2017 Restated 2016 Restated 2015 €m €m €m Tax (credit)/charge on profit from ordinary activities of discontinued operations1 (973) (514) 26 Tax charge relating to the gain on discontinuance 95 – – Total tax (credit)/charge on discontinued operations (878) (514) 26 Note: 1 Includes €840 million relating to the impairment of Vodafone India in the year. Tax charged/(credited) directly to other comprehensive income 2017 Restated 2016 Restated 2015 €m €m €m Current tax (16) (81) 2 Deferred tax 44 293 (362) Total tax charged/(credited) directly to other comprehensive income 28 212 (360) Tax credited directly to equity 2017 Restated 2016 Restated 2015 €m €m €m Current tax – (8) (5) Deferred tax (9) 3 (4) Total tax credited directly to equity (9) (5) (9) Factors affecting the tax expense for the year The table below explains the differences between the expected tax expense, being the aggregate of the Group’s geographical split of profits multiplied by the relevant local tax rates and the Group’s total tax expense for each year. 2017 Restated 2016 Restated 2015 €m €m €m Continuing profit/(loss) before tax as shown in the consolidated income statement 2,792 (190) 1,734 Aggregated expected income tax expense 795 85 517 Impairment losses with no tax effect – 168 – Disposal of Group investments (271) 83 – Effect of taxation of associates and joint ventures, reported within profit before tax 23 (18) 44 Derecognition/(recognition) of deferred tax assets for losses including Luxembourg1 1,603 1,288 (4,176) Deferred tax following revaluation of investments in Luxembourg1 (329) 3,037 (2,659) Previously unrecognised temporary differences we expect to use in the future (15) – – Previously unrecognised temporary differences utilised in the year (11) (8) – Current year temporary differences (including losses) that we currently do not expect to use 139 50 176 Adjustments in respect of prior year tax liabilities (107) (48) (364) Revaluation of assets for tax purposes (39) – – Impact of tax credits and irrecoverable taxes 98 (38) 36 Deferred tax on overseas earnings 26 17 49 Effect of current year changes in statutory tax rates on deferred tax balances 2,755 95 153 Expenses not deductible for tax purposes 97 226 153 Income tax expense/(income) 4,764 4,937 (6,071) Note: 1 See commentary regarding deferred tax asset recognition in Luxembourg on page 121.

Vodafone Group Plc Annual Report 120 on Form 20-F 2017 Notes to the consolidated financial statements (continued) 6. Taxation (continued) Deferred tax Analysis of movements in the net deferred tax balance during the year: €m 1 April 2016 restated 27,742 Foreign exchange movements 19 Charged to the income statement (continuing operations) (3,814) Credited to the income statement (discontinued operations) 973 Charged directly to OCI (44) Credited directly to equity 9 Reclassifications (1,202) Arising on acquisition and disposals 82 31 March 2017 23,765 Deferred tax assets and liabilities, before offset of balances within countries, are as follows: Amount (charged)/ credited in income statement €m Gross deferred tax asset €m Gross deferred tax liability €m Less amounts unrecognised €m Net recognised deferred tax (liability)/ asset €m Accelerated tax depreciation 160 1,368 (1,535) (55) (222) Intangible assets 353 127 (715) 16 (572) Tax losses (4,064) 30,590 – (7,138) 23,452 Deferred tax on overseas earnings (95) – (95) – (95) Other temporary differences (168) 1,347 (126) (19) 1,202 31 March 2017 (3,814) 33,432 (2,471) (7,196) 23,765 Deferred tax assets and liabilities are analysed in the statement of financial position, after offset of balances within countries, as follows: €m Deferred tax asset 24,300 Deferred tax liability (535) 31 March 2017 23,765 At 31 March 2016, deferred tax assets and liabilities, before offset of balances within countries, were as follows: Amount Net credited/ recognised (charged) Gross Gross Less deferred tax in income deferred deferred tax amounts (liability)/ statement tax asset liability unrecognised1 asset €m €m €m €m €m Accelerated tax depreciation 211 1,598 (1,652) (47) (101) Intangible assets 405 84 (2,036) 16 (1,936) Tax losses (4,879) 34,061 – (6,109) 27,952 Deferred tax on overseas earnings (18) – (67) – (67) Other temporary differences 101 2,294 (124) (276) 1,894 31 March 2016 restated (4,180) 38,037 (3,879) (6,416) 27,742 Note: 1 Other unrecognised temporary differences include €178 million relating to Minimum Alternative Tax credits in India, of which €59 million expire within 0–5 years and €119 million expire beyond 6 years. At 31 March 2016 deferred tax assets and liabilities were analysed in the statement of financial position, after offset of balances within countries, as follows: €m Deferred tax asset 28,306 Deferred tax liability (564) 31 March 2016 restated 27,742

Vodafone Group Plc Annual Report on Form 20-F 2017 121 Overview Strategy Performance Governance Financials Additional information Factors affecting the tax charge in future years The Group’s future tax charge, and effective tax rate, could be affected by several factors including; tax reform in countries around the world, including any arising from the implementation of the OECD’s BEPS actions and European Commission initiatives such as the proposed anti tax avoidance directive, tax and financial reporting directive or as a consequence of state aid investigations, future corporate acquisitions and disposals, any restructuring of our businesses and the resolution of open tax issues (see below). We do not anticipate any significant impact on our future tax charge, liabilities or assets, as a result of the triggering of Article 50(2) of the Treaty on European Union but cannot rule out the possibility that, for example, a failure to reach satisfactory arrangements for the UK’s future relationship with the European Union, could have an impact on such matters. The Group is routinely subject to audit by tax authorities in the territories in which it operates and, specifically, in India where these are usually resolved through the Indian legal system. The Group considers each issue on its merits and, where appropriate, holds provisions in respect of the potential tax liability that may arise. However, the amount ultimately paid may differ materially from the amount accrued and could therefore affect the Group’s overall profitability and cash flows in future periods. See note 30 “Contingent liabilities and legal proceedings” to the consolidated financial statements. At 31 March 2017, the gross amount and expiry dates of losses available for carry forward are as follows: Expiring Expiring within beyond 5 years 6 years Unlimited Total €m €m €m €m Losses or tax credits for which a deferred tax asset is recognised 292 65 97,335 97,692 Losses for which no deferred tax is recognised 352 1,503 28,556 30,411 644 1,568 125,891 128,103 At 31 March 2016, the gross amount and expiry dates of losses available for carry forward were as follows: Expiring Expiring within beyond 5 years 6 years Unlimited Total Restated Restated Restated Restated €m €m €m €m Losses for which a deferred tax asset is recognised 71 56 104,501 104,628 Losses for which no deferred tax is recognised 352 64 23,887 24,303 423 120 128,388 128,931 Deferred tax assets on losses in Luxembourg Included in the table above are losses of €82,634 million (2016: €81,176 million) that have arisen in Luxembourg companies, principally as a result of revaluations of those companies’ investments for local GAAP purposes. A deferred tax asset of €19,632 million (2016: €23,942 million) has been recognised in respect of these losses, as we conclude it is probable that the Luxembourg entities will continue to generate taxable profits in the future against which we can utilise these losses. In December 2016, the Luxembourg government enacted the previously announced reduction to the corporate tax rate (including municipal business tax) to 27.1% for the year ended 31 March 2017 and 26.0% for the year ending 31 March 2018. The impact of this decreased corporate tax rate has reduced the value of our deferred tax asset by €2,651 million. The Luxembourg companies’ income is derived from the Group’s internal financing and procurement and roaming activities. The Group has reviewed the latest forecasts for the Luxembourg companies, including their ability to continue to generate income beyond the forecast period under the tax laws substantively enacted at the balance sheet date. The assessment also considered whether the structure of the Group would continue to allow the generation of taxable income. Based on this the Group concludes that it is probable that the Luxembourg companies will continue to generate taxable income in the future. Any future changes in tax law or the structure of the Group could have a significant effect on the use of losses, including the period over which the losses can be utilised. Based on the current forecasts the losses will be fully utilised over the next 55 to 60 years. A 5%–10% change in the forecast income in Luxembourg would change the period over which the losses will be fully utilised by four to seven years. During the current year the Group recognised an additional €329 million (2016: used €3,037 million) of our deferred tax assets as a result of the revaluation of investments based upon the local GAAP financial statements, and tax returns at 31 March 2017. The Group also derecognised a deferred tax asset of €1,603 million related to losses in Luxembourg expected to be used beyond 60 years due to lower interest rates increasing the length of time over which these losses would be utilised. Revaluation of investments for local GAAP purposes, which are based on the Group’s value in use calculations, can give rise to impairments or the reversal of previous impairments. These can result in a significant change to our deferred tax assets and the period over which these assets can be utilised. €993 million (2016; nil) of the Group’s Luxembourg losses expire, and no deferred tax asset is recognised as they will expire before we can use these losses. The remaining losses do not expire. We also have €9,132 million (2016: €9,132 million) of Luxembourg losses in a former Cable & Wireless Worldwide Group company, for which no deferred tax asset has been recognised as it is uncertain whether these losses will be utilised.

Vodafone Group Plc Annual Report 122 on Form 20-F 2017 Notes to the consolidated financial statements (continued) 6. Taxation (continued) Deferred tax assets on losses in Germany The Group has tax losses of €18,139 million (2016: €18,461 million) in Germany arising on the write down of investments in Germany in 2000. The losses are available to use against both German federal and trade tax liabilities and they do not expire. A deferred tax asset of €2,799 million (2016: €2,858 million) has been recognised in respect of these losses as we conclude it is probable that the German business will continue to generate taxable profits in the future against which we can utilise these losses. The Group has reviewed the latest forecasts for the German business which incorporate the unsystematic risks of operating in the telecommunications business (see pages 28 to 34). In the period beyond the five year forecast, we have reviewed the profits inherent in the value in use calculations, and based on these and our expectations for the German business we believe it is probable the German losses will be fully utilised. Based on the current forecasts, the losses will be fully utilised over the next 10 to 12 years. A 5%–10% change in the forecast profits of the German business would not significantly alter the utilisation period. Deferred tax assets on losses in Spain The Group has tax losses of €3,646 million in Spain, predominantly arising from the Group’s acquisition of Grupo Corporative Ono S.A. in 2015. and which are available to offset against the related future profits of the Spanish business. The losses do not expire. A deferred tax asset of €914 million (2016: €851 million) has been recognised in respect of Ono’s losses as we conclude it is probable that the Spanish business will continue to generate taxable profits in the future against which we can utilise these losses. The Group has reviewed the latest forecasts for the Spanish business which incorporate the unsystematic risks of operating in the telecommunications business (see pages 28 to 34). In the period beyond the five year forecast, we have reviewed the profits inherent in the value in use calculations, and based on these and our expectations for the Spanish business we believe it is probable the losses will be fully utilised. Based on the current forecasts the losses will be fully utilised over the next 20 to 23 years. The utilisation period has increased from the prior year reported period (eight to ten years) as a result of a change of law which limits the use of brought forward losses against current year profits. A 5%–10% change in the forecast profits of the Spanish business would change the period over which the losses are utilised by one to two years. Other tax losses The Group has losses amounting to €7,880 million (2016: €8,504 million) in respect of UK subsidiaries, which are only available for offset against future capital gains and since it is uncertain whether these losses will be utilised, no deferred tax asset has been recognised, in line with the prior year. The remaining losses relate to a number of other jurisdictions across the Group. There are also €108 million (2016: €486 million) of unrecognised other temporary differences. The Group holds a deferred tax liability of €95 million (2016: €67 million) in respect of deferred taxation that would arise if temporary differences on investments in subsidiaries, associates and interests in joint ventures were to be realised after the balance sheet date (see table above). No deferred tax liability has been recognised in respect of a further €20,237 million (2016: €22,562 million) of unremitted earnings of subsidiaries, associates and joint ventures because the Group is in a position to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future. It is not practicable to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings.

Vodafone Group Plc Annual Report on Form 20-F 2017 123 Overview Strategy Performance Governance Financials Additional information 7. Discontinued operations and assets held for sale Following the agreement to combine our Indian operations with Idea Cellular into a jointly controlled company, in accordance with IFRS accounting standards, the results of Vodafone India are now included in discontinued operations. The Group will continue to actively manage these operations until the transaction completes. Discontinued operations On 20 March 2017, Vodafone announced the agreement to combine its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers), with Idea Cellular, which is listed on the Indian Stock Exchanges, with the combined company to be jointly controlled by Vodafone and the Aditya Birla Group. The results of these discontinued operations are detailed below. Income statement and segment analysis of discontinued operations 2017 Restated 2016 Restated 2015 €m €m €m Revenue 5,827 6,120 5,479 Cost of sales (4,504) (4,799) (4,327) Gross profit 1,323 1,321 1,152 Selling and distribution expenses (276) (264) (230) Administrative expenses (703) (634) (466) Impairment losses (4,515) – – Operating (loss)/profit (4,171) 423 456 Financing costs (909) (932) (758) Loss before taxation (5,080) (509) (302) Income tax credit/(expense)1 973 514 (26) (Loss)/profit for the financial year from discontinued operations (4,107) 5 (328) (Loss)/earnings per share from discontinued operations 2017 Restated 2016 Restated 2015 eurocents eurocents eurocents – Basic (14.68)c 0.02c (1.24)c – Diluted (14.68)c 0.02c (1.24)c Total comprehensive (expense)/income for the financial year from discontinued operations 2017 Restated 2016 Restated 2015 €m €m €m Attributable to owners of the parent (4,107) 5 (328) Note: 1 Year ended 31 March 2015 includes €105 million income tax expense relating to Vodafone India, offset by €79 million tax credit relating to the performance of our discontinued US Group, whose principal asset was its 45% interest in Verizon Wireless, on 21 February 2014.

Vodafone Group Plc Annual Report 124 on Form 20-F 2017 7. Discontinued operations and assets held for sale (continued) Assets held for sale Assets and liabilities relating to our operations in India have been classed as held for sale on the statement of financial position at 31 March 2017. In addition, assets and liabilities held for sale at 31 March 2016 comprise the assets and liabilities of our former operations in the Netherlands, which were combined with those of Liberty Global plc to form a 50:50 joint venture, VodafoneZiggo, on 31 December 2016. The relevant assets and liabilities are detailed in the table below. Assets and liabilities held for sale1 2017 Restated 2016 €m €m Non-current assets Goodwill – 860 Other intangible assets 9,214 1,390 Plant, property and equipment 3,462 1,071 Trade and other receivables 694 35 Deferred tax assets 1,202 – 14,572 3,356 Current assets Inventory 1 31 Taxation recoverable 1,311 8 Trade and other receivables 831 244 Cash and cash equivalents 467 18 Other investments 13 – 2,623 301 Total assets held for sale 17,195 3,657 Non-current liabilities Long-term borrowings (8,024) – Deferred tax liabilities – (8) Post employment benefits (15) – Provisions for liabilities and charges (784) (18) Trade and other payables (39) – (8,862) (26) Current liabilities Short-term borrowings (1,139) – Provisions for liabilities and charges (25) (5) Trade and other payables (1,768) (407) (2,932) (412) Total liabilities held for sale (11,794) (438) Note: 1 Total net debt in India at 31 March 2017 was €8,674 million. This comprised cash of €467 million, licence payables classified as debt of €7,143 million and €2,020 million of other borrowings, together with €22 million of derivative financial instruments reported within Trade and other receivables and Trade and other payables. €499 million of the licence payables classified as debt have been paid in cash. The cash payment is reported in the consolidated statement of cash flows as cash flows from financing activities. Deferred tax assets on losses in India The Group recognises a deferred tax asset of €1,202 million relating to its Indian business. This includes a deferred tax asset of €816 million relating to losses. The deferred tax asset has been recognised as we conclude it is probable that we will generate taxable profits in the future, against which we can utilise these losses. The Group has reviewed the latest forecasts for the Indian business which incorporate the unsystematic risks of operating in the telecommunications business (see page 114). In the period beyond the five year forecast, we have reviewed the profits inherent in the valuation of Indian business, and based on these and our expectations for the Indian business we believe it is probable the losses will be fully utilised. Based on the current forecasts the losses will be fully utilised over the next ten years. We do not recognise a deferred tax asset of €352 million in relation to losses where we currently believe that is not probable these losses will be utilised in the future. Notes to the consolidated financial statements (continued)

Vodafone Group Plc Annual Report on Form 20-F 2017 125 Overview Strategy Performance Governance Financials Additional information 8. Earnings per share Basic earnings per share is the amount of profit generated for the financial year attributable to equity shareholders divided by the weighted average number of shares in issue during the year. 2017 2016 2015 Millions Millions Millions Weighted average number of shares for basic earnings per share 27,971 26,692 26,489 Effect of dilutive potential shares: restricted shares and share options – – 140 Weighted average number of shares for diluted earnings per share 27,971 26,692 26,629 2017 €m Restated 2016 €m Restated 2015 €m (Loss)/earnings for earnings per share from continuing operations (2,190) (5,410) 7,607 (Loss)/earnings for earnings per share from discontinued operations (4,107) 5 (328) (Loss)/earnings for basic and diluted earnings per share (6,297) (5,405) 7,279 eurocents eurocents eurocents Basic (loss)/earnings per share (22.51)c (20.25)c 27.48c Diluted (loss)/earnings per share (22.51)c (20.25)c 27.33c 9. Equity dividends Dividends are one type of shareholder return, historically paid to our shareholders in February and August. 2017 Restated 2016 Restated 2015 €m €m €m Declared during the financial year: Final dividend for the year ended 31 March 2016: 7.77 pence per share (2015: 7.62 pence per share, 2014: 7.47 pence per share) 2,447 2,852 2,495 Interim dividend for the year ended 31 March 2017: 4.74 eurocents per share (2016: 3.68 pence per share, 2015: 3.60 pence per share) 1,262 1,381 1,217 3,709 4,233 3,712 Proposed after the end of the reporting period and not recognised as a liability: Final dividend for the year ended 31 March 2017: 10.03 eurocents per share (2016: 7.77 pence per share, 2015: 7.62 pence per share) 2,670 2,447 2,852

Vodafone Group Plc Annual Report 126 on Form 20-F 2017 Notes to the consolidated financial statements (continued) 10. Intangible assets Our statement of financial position contains significant intangible assets, mainly in relation to goodwill and licences and spectrum. Goodwill, which arises when we acquire a business and pay a higher amount than the fair value of its net assets primarily due to the synergies we expect to create, is not amortised but is subject to annual impairment reviews. Licences and spectrum are amortised over the life of the licence. For further details see “Critical accounting judgements” in note 1 “Basis of preparation” to the consolidated financial statements. Accounting policies Identifiable intangible assets are recognised when the Group controls the asset, it is probable that future economic benefits attributed to the asset will flow to the Group and the cost of the asset can be reliably measured. Goodwill Goodwill arising on the acquisition of an entity represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is not subject to amortisation but is tested for impairment annually or whenever there is evidence that it may be required. Goodwill is denominated in the currency of the acquired entity and revalued to the closing exchange rate at each reporting period date. Negative goodwill arising on an acquisition is recognised directly in the income statement. On disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss recognised in the income statement on disposal. Goodwill arising before the date of transition to IFRS, on 1 April 2004, has been retained at the previous UK GAAP amounts, subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal. Finite lived intangible assets Intangible assets with finite lives are stated at acquisition or development cost, less accumulated amortisation. The amortisation period and method is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. Licence and spectrum fees Amortisation periods for licence and spectrum fees are determined primarily by reference to the unexpired licence period, the conditions for licence renewal and whether licences are dependent on specific technologies. Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives from the commencement of related network services. Computer software Computer software comprises computer software purchased from third parties as well as the cost of internally developed software. Computer software licences are capitalised on the basis of the costs incurred to acquire and bring into use the specific software. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and are probable of producing future economic benefits, are recognised as intangible assets. Direct costs of software development include employee costs and directly attributable overheads. Software integral to an item of hardware equipment is classified as property, plant and equipment. Costs associated with maintaining computer software programs are recognised as an expense when they are incurred. Internally developed software is recognised only if all of the following conditions are met: –– an asset is created that can be separately identified; –– it is probable that the asset created will generate future economic benefits; and –– the development cost of the asset can be measured reliably Amortisation is charged to the income statement on a straight-line basis over the estimated useful life from the date the software is available for use. Other intangible assets Other intangible assets, including brands and customer bases, are recorded at fair value at the date of acquisition. Amortisation is charged to the income statement, over the estimated useful lives of intangible assets from the date they are available for use, on a straight-line basis, with the exception of customer relationships which are amortised on a sum of digits basis. The amortisation basis adopted for each class of intangible asset reflects the Group’s consumption of the economic benefit from that asset. Estimated useful lives The estimated useful lives of finite lived intangible assets are as follows: –– Licence and spectrum fees 3–25 years –– Computer software 3–5 years –– Brands 1–10 years –– Customer bases 2–15 years

Vodafone Group Plc Annual Report on Form 20-F 2017 127 Overview Strategy Performance Governance Financials Additional information Licences and Computer Goodwill spectrum software Other Total €m €m €m €m €m Cost: 1 April 2015 restated 96,188 41,233 14,686 7,887 159,994 Exchange movements (1,358) (2,476) (546) (475) (4,855) Arising on acquisition 20 – 7 35 62 Additions – 7,536 2,503 14 10,053 Disposals1 – (3,228) (576) (3) (3,807) Transfer of assets held for sale (860) (2,092) (472) (12) (3,436) Other – – 127 – 127 31 March 2016 restated 93,990 40,973 15,729 7,446 158,138 Transfer of assets held for sale (3,680) (9,472) (201) (152) (13,505) 90,310 31,501 15,528 7,294 144,633 Exchange movements (90) (1,023) (174) 158 (1,129) Arising on acquisition 1 10 11 5 27 Additions – 359 2,193 3 2,555 Disposal – (72) (499) (30) (601) Other – – (97) – (97) 31 March 2017 90,221 30,775 16,962 7,430 145,388 Accumulated impairment losses and amortisation: 1 April 2015 restated 65,664 19,997 9,964 4,856 100,481 Exchange movements (481) (1,058) (391) (425) (2,355) Amortisation charge for the year2 – 2,330 2,124 1,348 5,802 Disposals1 – (3,228) (528) (3) (3,759) Transfer of assets held for sale – (913) (265) (9) (1,187) Impairment losses 569 – – – 569 Other – – 23 – 23 31 March 2016 restated 65,752 17,128 10,927 5,767 99,574 Transfer of assets held for sale (2,086) (1,334) (160) (152) (3,732) 63,666 15,794 10,767 5,615 95,842 Exchange movements (253) (548) (152) 133 (820) Amortisation charge for the year – 1,780 2,106 935 4,821 Disposals – (72) (486) (30) (588) Other – – (87) – (87) 31 March 2017 63,413 16,954 12,148 6,653 99,168 Net book value: 31 March 2016 restated 28,238 23,845 4,802 1,679 58,564 31 March 2017 26,808 13,821 4,814 777 46,220 Notes: 1 Disposals of licences and spectrum comprise the removal of fully amortised assets that have expired. 2 Includes amortisation in relation to discontinued operations of €483 million. For licences and spectrum and other intangible assets, amortisation is included within the cost of sales line within the consolidated income statement. Licences and spectrum with a net book value of €nil (2016: €1,422 million) have been pledged as security against borrowings. The net book value and expiry dates of the most significant licences are as follows: 2017 Restated 2016 Expiry date €m €m Germany 2020/2025/2033 4,726 5,396 Italy 2018/2021/2029 1,442 1,596 UK 2023/2033 2,818 3,515 Qatar 2028/2029 1,164 1,191 Netherlands 2020/2029/2030 – 1,179 The remaining amortisation period for each of the licences in the table above corresponds to the expiry date of the respective licence. A summary of the Group’s most significant spectrum licences can be found on pages 202 and 203.

Vodafone Group Plc Annual Report 128 on Form 20-F 2017 Notes to the consolidated financial statements (continued) 11. Property, plant and equipment We make significant investments in network equipment and infrastructure – the base stations and technology required to operate our networks – that form the majority of our tangible assets. All assets are depreciated over their useful economic lives. For further details on the estimation of useful economic lives, see “Critical accounting judgements” in note 1 “Basis of preparation” to the consolidated financial statements. Accounting policies Land and buildings held for use are stated in the statement of financial position at their cost, less any subsequent accumulated depreciation and any accumulated impairment losses. Amounts for equipment, fixtures and fittings, which includes network infrastructure assets and which together comprise an all but insignificant amount of the Group’s property, plant and equipment, are stated at cost less accumulated depreciation and any accumulated impairment losses. Assets in the course of construction are carried at cost, less any recognised impairment losses. Depreciation of these assets commences when the assets are ready for their intended use. The cost of property, plant and equipment includes directly attributable incremental costs incurred in their acquisition and installation. Depreciation is charged so as to write off the cost of assets, other than land, using the straight-line method, over their estimated useful lives, as follows: Land and buildings –– Freehold buildings 25–50 years –– Leasehold premises the term of the lease Equipment, fixtures and fittings –– Network infrastructure and other 1–35 years Depreciation is not provided on freehold land. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease. The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between any sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Vodafone Group Plc Annual Report on Form 20-F 2017 129 Overview Strategy Performance Governance Financials Additional information Equipment, Land and fixtures buildings and fittings Total €m €m €m Cost: 1 April 2015 restated 2,309 73,921 76,230 Exchange movements (162) (3,876) (4,038) Additions 179 8,970 9,149 Disposals (50) (2,074) (2,124) Transfer of assets held for sale (3) (2,237) (2,240) Other 120 (218) (98) 31 March 2016 restated 2,393 74,486 76,879 Reclassification as held for sale (103) (7,445) (7,548) 2,290 67,041 69,331 Exchange movements (42) (1,779) (1,821) Arising on acquisition – 7 7 Additions 104 5,184 5,288 Disposals (94) (2,522) (2,616) Other 8 273 281 31 March 2017 2,266 68,204 70,470 Accumulated depreciation and impairment: 1 April 2015 restated 1,043 38,381 39,424 Exchange movements (59) (1,996) (2,055) Charge for the year1 177 6,977 7,154 Disposals (35) (1,949) (1,984) Transfer of assets held for sale (2) (1,165) (1,167) Other 17 (25) (8) 31 March 2016 restated 1,141 40,223 41,364 Reclassification as held for sale (36) (3,812) (3,848) 1,105 36,411 37,516 Exchange movements (15) (1,087) (1,102) Charge for the year 139 6,126 6,265 Disposals (89) (2,454) (2,543) Other 1 129 130 31 March 2017 1,141 39,125 40,266 Net book value: 31 March 2016 restated 1,252 34,263 35,515 31 March 2017 1,125 29,079 30,204 Note: 1 Includes depreciation in relation to discontinued operations of €776 million. The net book value of land and buildings and equipment, fixtures and fittings includes €3 million and €608 million respectively (2016: €34 million and €749 million) in relation to assets held under finance leases. Included in the net book value of land and buildings and equipment, fixtures and fittings are assets in the course of construction, which are not depreciated, with a cost of €10 million and €1,234 million respectively (2016: €33 million and €1,931 million).

Vodafone Group Plc Annual Report 130 on Form 20-F 2017 Notes to the consolidated financial statements (continued) 12. Investments in associates and joint arrangements We hold interests in an associate in Kenya, where we have significant influence, as well as in a number of joint arrangements in the UK, the Netherlands, India and Australia, where we share control with one or more third parties. For further details see “Critical accounting judgements” in note 1 “Basis of preparation” to the consolidated financial statements. Accounting policies Interests in joint arrangements A joint arrangement is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control; that is, when the relevant activities that significantly affect the investee’s returns require the unanimous consent of the parties sharing control. Joint arrangements are either joint operations or joint ventures. Gains or losses resulting from the contribution or sale of a subsidiary as part of the formation of a joint arrangement are recognised in respect of the Group’s entire equity holding in the subsidiary. Joint operations A joint operation is a joint arrangement whereby the parties that have joint control have the rights to the assets, and obligations for the liabilities, relating to the arrangement or that other facts and circumstances indicate that this is the case. The Group’s share of assets, liabilities, revenue, expenses and cash flows are combined with the equivalent items in the financial statements on a line-by-line basis. Any goodwill arising on the acquisition of the Group’s interest in a jointly controlled entity is accounted for in accordance with the Group’s accounting policy for goodwill arising on the acquisition of a subsidiary. Joint ventures A joint venture is a joint arrangement whereby the parties that have joint control have the rights to the net assets of the arrangement. At the date of acquisition, any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the joint venture is recognised as goodwill. The goodwill is included within the carrying amount of the investment. The results and assets and liabilities of joint ventures are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in joint ventures are carried in the consolidated statement of financial position at cost as adjusted for post-acquisition changes in the Group’s share of the net assets of the joint venture, less any impairment in the value of the investment. The Group’s share of post-tax profits or losses are recognised in the consolidated income statement. Losses of a joint venture in excess of the Group’s interest in that joint venture are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture. Associates An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but where the Group does not have control or joint control over those policies. At the date of acquisition, any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate is recognised as goodwill. The goodwill is included within the carrying amount of the investment. The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated statement of financial position at cost as adjusted for postacquisition changes in the Group’s share of the net assets of the associate, less any impairment in the value of the investment. The Group’s share of post-tax profits or losses are recognised in the consolidated income statement. Losses of an associate in excess of the Group’s interest in that associate are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. Joint operations The Company’s principal joint operation has share capital consisting solely of ordinary shares and is indirectly held, and principally operates in the UK. The financial and operating activities of the operation are jointly controlled by the participating shareholders and are primarily designed for all but an insignificant amount of the output to be consumed by the shareholders. Name of joint operation Principal activity Country of incorporation or registration Percentage1 shareholdings Cornerstone Telecommunications Infrastructure Limited Network infrastructure UK 50.0 Note: 1 Effective ownership percentages of Vodafone Group Plc at 31 March 2017 rounded to the nearest tenth of one percent.

Vodafone Group Plc Annual Report on Form 20-F 2017 131 Overview Strategy Performance Governance Financials Additional information Joint ventures and associates 2017 Restated1 2016 €m €m Investment in joint ventures 2,689 29 Investment in associates 449 450 31 March 3,138 479 Note: 1 The Group reclassified €580 million from goodwill to investments in associates and joint ventures relating to Indus Towers within the consolidated statement of financial position. Comparatives have been restated accordingly. Joint ventures The financial and operating activities of the Group’s joint ventures are jointly controlled by the participating shareholders. The participating shareholders have rights to the net assets of the joint ventures though their equity shareholdings. Unless otherwise stated, the Company’s principal joint ventures all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all joint ventures is also their principal place of operation. Name of joint venture Principal activity Country of incorporation or registration Percentage1 shareholdings VodafoneZiggo Group Holding B.V. Network operator Netherlands 50.0 Indus Towers Limited2 Network infrastructure India 42.0 Vodafone Hutchison Australia Pty Limited3 Network operator Australia 50.0 Notes: 1 Effective ownership percentages of Vodafone Group Plc at 31 March 2017 rounded to the nearest tenth of one percent. 2 42% of Indus Towers Limited is held by Vodafone India Limited (‘VIL’). 3 Vodafone Hutchison Australia Pty Limited has a year end of 31 December. The following table provides aggregated financial information for the Group’s joint ventures as it relates to the amounts recognised in the income statement, statement of comprehensive income and statement of financial position. Investment in joint ventures (Loss)/profit from continuing operations Other comprehensive income Total comprehensive (expense)/income 2017 €m Restated 2016 €m Restated 2015 €m 2017 €m Restated 2016 €m Restated 2015 €m 2017 €m Restated 2016 €m Restated 2015 €m 2017 €m Restated 2016 €m Restated 2015 €m VodafoneZiggo Group Holding B.V. 2,736 – – (160) – – 2 – – (158) – – Indus Towers Limited 1,032 982 997 98 101 23 – – – 98 101 23 Vodafone Hutchison Australia Pty Limited (1,156) (1,032) (923) (59) (153) (204) – (1) 2 (59) (154) (202) Other 77 79 124 (14) (39) (12) – – – (14) (39) (12) Total 2,689 29 198 (135) (91) (193) 2 (1) 2 (133) (92) (191) The summarised financial information for each of the Group’s material equity accounted joint ventures on a 100% ownership basis is set out below. VodafoneZiggo Group Holding B.V. Indus Towers Limited Vodafone Hutchison Australia Pty Limited 2017 €m Restated 2016 €m Restated 2015 €m 2017 €m Restated 2016 €m Restated 2015 €m 2017 €m Restated 2016 €m Restated 2015 €m Income statement and statement of comprehensive income Revenue 1,014 – – 2,379 2,277 2,018 2,287 2,354 2,343 Depreciation and amortisation (764) – – (407) (489) (518) (473) (517) (528) Interest income 23 – – 22 10 36 3 2 2 Interest expense (117) – – (91) (86) (95) (240) (268) (291) Income tax income/(expense) 105 – – (267) (186) (233) – – – (Loss)/profit from continuing operations (320) – – 234 240 56 (117) (306) (408) Other comprehensive income/(expense) 3 – – – – – – (2) 4 Total comprehensive (expense)/income (317) – – 234 240 56 (117) (308) (404) Statement of financial position Non-current assets 20,303 – 1,995 1,890 2,317 2,680 Current assets 721 – 326 302 892 500 Non-current liabilities (14,015) – (545) (656) (1,460) (3,277) Current liabilities (1,538) – (825) (584) (4,301) (2,194) Equity shareholders’ funds (5,471) – (951) (952) 2,552 2,291 Cash and cash equivalents within current assets 273 – 29 46 68 156 Non-current liabilities excluding trade and other payables and provisions (13,668) – (188) (380) (1,435) (3,203) Current liabilities excluding trade and other payables and provisions – – (375) (216) (3563) (1,456) The Group received a dividend in the year to 31 March 2017 of €126 million (2016: €nil; 2015: €166 million) from Indus Towers Limited.

Vodafone Group Plc Annual Report 132 on Form 20-F 2017 Notes to the consolidated financial statements (continued) 12. Investments in associates and joint arrangements (continued) Associates Unless otherwise stated, the Company’s principal associates all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all associates is also their principal place of operation. Name of associate Principal activity Country of incorporation or registration Percentage1 shareholdings Safaricom Limited2,3 Network operator Kenya 40.0 Notes: 1 Effective ownership percentages of Vodafone Group Plc at 31 March 2017 rounded to the nearest tenth of one percent. 2 The Group also holds two non-voting shares. 3 At 31 March 2017 the fair value of Safaricom Limited was KES 288 billion (€2,613 million) based on the closing quoted share price on the Nairobi Stock Exchange. The following table provides aggregated financial information for the Group’s associates as it relates to the amounts recognised in the income statement, statement of comprehensive income and consolidated statement of financial position. Investment in associates Profit from continuing operations Other comprehensive expense Total comprehensive income 2017 €m Restated 2016 €m Restated 2015 €m 2017 €m Restated 2016 €m Restated 2015 €m 2017 €m Restated 2016 €m Restated 2015 €m 2017 €m Restated 2016 €m Restated 2015 €m Total 449 450 454 182 151 113 – – – 182 151 113

Vodafone Group Plc Annual Report on Form 20-F 2017 133 Overview Strategy Performance Governance Financials Additional information 13. Other investments We hold a number of other listed and unlisted investments, mainly comprising US$2.5 billion of loan notes from Verizon Communications Inc. Accounting policies Other investments are recognised and derecognised on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, including transaction costs. Other investments classified as held for trading and available-for-sale are stated at fair value. Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in net profit or loss for the period. For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity, determined using the weighted average cost method, is included in the net profit or loss for the period. Other investments classified as loans and receivables are stated at amortised cost using the effective interest method, less any impairment. 2017 Restated 2016 €m €m Included within non-current assets: Equity securities: Listed 3 3 Unlisted 82 104 Debt securities: Public debt and bonds – 120 Other debt and bonds 3,374 4,404 3,459 4,631 The listed and unlisted securities are classified as available-for-sale. Public debt and bonds are classified as held for trading, and other debt and bonds which are not quoted in an active market, are classified as loans and receivables. Unlisted equity investments are recorded at fair value where appropriate. Other debt and bonds includes loan notes of US$2.5 billion (€2,343 million), (2016: US$5.0 billion (€4,403 million)) issued by Verizon Communications Inc. as part of the Group’s disposal of its interest in Verizon Wireless all of which is recorded within non-current assets and €1.0 billion issued by VodafoneZiggo Holding B.V. The carrying amount of these loan notes approximates fair value. Current other investments comprise the following: 2017 Restated 2016 €m €m Included within current assets: Debt securities: Public debt and bonds 2,284 1,123 Other debt and bonds 2,727 3,214 Cash and other investments held in restricted deposits 1,109 1,.000 6,120 5,337 Public debt and bonds are classified as held for trading and stated at fair value. Cash held in restricted deposits is classified as loans and receivables and includes amounts held in qualifying assets by Group insurance companies to meet regulatory requirements. Other debt and bonds includes €2,039 million (2016: €1,223 million) of assets held for trading in managed investment funds with liquidity of up to 90 days; €506 million (2016: €1,991 million) of assets held at amortised cost on an effective interest method paid as collateral on derivative financial instruments and €182 million (2016: €nil) short-term investments in a fund where the underlying assets are supply chain receivables. Current public debt and bonds include highly liquid UK government bonds held for trading of €1,638 million (2016: €833 million) comprised of gilts €1,172 million (2016: €nil) paid as collateral primarily on derivative financial instruments and index-linked gilts €466 million (2016: €833 million). For public debt and bonds, other debt and bonds and cash held in restricted deposits, the carrying amount approximates fair value.

Vodafone Group Plc Annual Report 134 on Form 20-F 2017 Notes to the consolidated financial statements (continued) 14. Inventory Our inventory primarily consists of mobile handsets and is presented net of an allowance for obsolete products. Accounting policies Inventory is stated at the lower of cost and net realisable value. Cost is determined on the basis of weighted average costs and comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. 2017 Restated 2016 €m €m Goods held for resale 576 716 Inventory is reported net of allowances for obsolescence, an analysis of which is as follows: 2017 Restated 2016 €m €m 1 April (125) (102) Exchange movements 3 9 Amounts credited/(debited) to the income statement 7 (32) 31 March (115) (125) Cost of sales includes amounts related to inventory of €6,464 million (2016: €7,379 million; 2015: €7,251 million).

Vodafone Group Plc Annual Report on Form 20-F 2017 135 Overview Strategy Performance Governance Financials Additional information 15. Trade and other receivables Our trade and other receivables mainly consist of amounts owed to us by customers and amounts that we pay to our suppliers in advance. Trade receivables are shown net of an allowance for bad or doubtful debts. Derivative financial instruments with a positive market value are reported within this note. Accounting policies Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Estimated irrecoverable amounts are based on the ageing of the receivable balances and historical experience. Individual trade receivables are written off when management deems them not to be collectible. 2017 Restated 2016 €m €m Included within non-current assets: Trade receivables 362 471 Amounts owed by associates and joint ventures 27 122 Other receivables 130 623 Prepayments 378 163 Derivative financial instruments 3,672 4,414 4,569 5,793 Included within current assets: Trade receivables 4,973 5,566 Amounts owed by associates and joint ventures 325 219 Other receivables 918 1,207 Prepayments 1,197 1,315 Accrued income 1,838 2,225 Derivative financial instruments 610 1,029 9,861 11,561 The Group’s trade receivables are stated after allowances for bad and doubtful debts based on management’s assessment of creditworthiness, an analysis of which is as follows: 2017 Restated 2016 €m €m 1 April 1,385 1,110 Reclassification as held for sale (66) – Exchange movements (94) (141) Amounts charged to administrative expenses 589 679 Other (396) (263) 31 March 1,418 1,385 The carrying amounts of trade and other receivables approximate their fair value and are predominantly non-interest bearing. The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest rates and foreign currency rates prevailing at 31 March. 2017 Restated 2016 €m €m Included within derivative financial instruments: Fair value through the income statement (held for trading): Interest rate swaps 2,248 2,564 Cross-currency interest rate swaps 126 298 Options 12 46 Foreign exchange contracts 103 292 2,489 3,200 Designated hedge relationships: Interest rate swaps 212 486 Cross-currency interest rate swaps 1,581 1,757 4,282 5,443

Vodafone Group Plc Annual Report 136 on Form 20-F 2017 Notes to the consolidated financial statements (continued) 16. Trade and other payables Our trade and other payables mainly consist of amounts we owe to our suppliers that have been invoiced or are accrued. They also include taxes and social security amounts due in relation to our role as an employer. Derivative financial instruments with a negative market value are reported within this note. Accounting policies Trade payables are not interest-bearing and are stated at their nominal value. 2017 Restated 2016 €m €m Included within non-current liabilities: Other payables 30 123 Accruals 154 183 Deferred income 204 165 Derivative financial instruments 1,349 1,428 1,737 1,899 Included within current liabilities: Trade payables 6,212 7,420 Amounts owed to associates and joint ventures 14 67 Other taxes and social security payable 1,261 1,315 Other payables 1,220 961 Accruals 5,683 7,616 Deferred income 1,716 1,967 Derivative financial instruments 728 550 16,834 19,896 The carrying amounts of trade and other payables approximate their fair value. The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest and foreign currency rates prevailing at 31 March. 2017 Restated 2016 €m €m Included within derivative financial instruments: Fair value through the income statement (held for trading): Interest rate swaps 553 1,119 Cross-currency interest rate swaps 944 439 Options 63 81 Foreign exchange contracts 76 75 1,636 1,714 Designated hedge relationships Interest rate swaps 61 28 Cross-currency interest rate swaps 380 236 2,077 1,978

Vodafone Group Plc Annual Report on Form 20-F 2017 137 Overview Strategy Performance Governance Financials Additional information 17. Provisions A provision is a liability recorded in the statement of financial position, where there is uncertainty over the timing or amount that will be paid, and is therefore often estimated. The main provisions we hold are in relation to asset retirement obligations, which include the cost of returning network infrastructure sites to their original condition at the end of the lease, and claims for legal and regulatory matters. For further details see “Critical accounting judgements” in note 1 “Basis of preparation” to the consolidated financial statements. Accounting policies Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at the Directors’ best estimate of the expenditure required to settle the obligation at the reporting date and are discounted to present value where the effect is material. Asset retirement obligations In the course of the Group’s activities, a number of sites and other assets are utilised which are expected to have costs associated with decommissioning. The associated cash outflows are substantially expected to occur at the dates of exit of the assets to which they relate, which are long term in nature, primarily in periods up to 25 years from when the asset is brought into use. Legal and regulatory The Group is involved in a number of legal and other disputes, including notifications of possible claims. The Directors of the Company, after taking legal advice, have established provisions after taking into account the facts of each case. The timing of cash outflows associated with the majority of legal claims are typically less than one year, however, for some legal claims the timing of cash flows may be long term in nature. For a discussion of certain legal issues potentially affecting the Group see note 30 “Contingent liabilities and legal proceedings” to the consolidated financial statements. Other provisions Other provisions comprises various provisions including those for restructuring costs and property. The associated cash outflows for restructuring costs are primarily less than one year. The timing of the cash flows associated with property is dependent upon the remaining term of the associated lease. Asset retirement Legal and obligations regulatory Other Total €m €m €m €m 1 April 2015 restated 645 1,154 759 2,558 Exchange movements (26) (88) (27) (141) Amounts capitalised in the year 40 – – 40 Amounts charged to the income statement – 231 518 749 Utilised in the year - payments (50) (81) (352) (483) Amounts released to the income statement (20) (75) (101) (196) Transfer of liabilities held for sale (18) (1) (3) (22) Other – 75 (3) 72 31 March 2016 restated 571 1,215 791 2,577 Transfer of liabilities held for sale (10) (642) – (652) Exchange movements (17) (32) (1) (50) Amounts capitalised in the year 157 – – 157 Amounts charged to the income statement – 148 643 791 Utilised in the year - payments (51) (40) (376) (467) Amounts released to the income statement (44) (56) (117) (217) Other – 41 (1) 40 31 March 2017 606 634 939 2,179

Vodafone Group Plc Annual Report 138 on Form 20-F 2017 17. Provisions (continued) Provisions have been analysed between current and non-current as follows: 31 March 2017 Asset retirement Legal and obligations regulatory Other Total €m €m €m €m Current liabilities 10 300 739 1,049 Non-current liabilities 596 334 200 1,130 606 634 939 2,179 31 March 2016 restated Asset retirement Legal and obligations regulatory Other Total €m €m €m €m Current liabilities 16 306 636 958 Non-current liabilities 555 909 155 1,619 571 1,215 791 2,577 18. Called up share capital Called up share capital is the number of shares in issue at their par value. A number of shares were allotted during the year in relation to employee share schemes. Accounting policies Equity instruments issued by the Group are recorded at the amount of the proceeds received, net of direct issuance costs. 2017 Restated 2016 Number €m Number €m Ordinary shares allotted, issued and fully paid:1 1 April 28,813,396,008 4,796 28,812,787,098 5,246 Allotted during the year 746,840 – 608,910 – Other movements – – – (450) 31 March 28,814,142,848 4,796 28,813,396,008 4,796 Note: 1 At 31 March 2017 the Group held 2,192,064,339 (2016: 2,254,825,696) treasury shares with a nominal value of €365 million (2016: €375 million). The market value of shares held was €5,348 million (2016: €6,308 million). During the year 62,761,357 (2016: 45,923,317) treasury shares were reissued under Group share schemes. Allotted during the year Nominal Net value proceeds Number €m €m UK share awards and option scheme awards – – – US share awards and option scheme awards 746,840 – 2 Total share awards and option scheme awards 746,840 – 2 Notes to the consolidated financial statements (continued)

Vodafone Group Plc Annual Report on Form 20-F 2017 139 Overview Strategy Performance Governance Financials Additional information 19. Reconciliation of net cash flow from operating activities The table below shows how our profit for the year from continuing operations translates into cash flows generated from our operating activities. 2017 Restated 2016 Restated 2015 Notes €m €m €m (Loss)/profit for the financial year (6,079) (5,122) 7,477 Loss/(profit) from discontinued operations 7 4,107 (5) 328 (Loss)/profit for the financial year from continuing operations (1,972) (5,127) 7,805 Non-operating expense 1 3 23 Investment income (474) (539) (1,083) Financing costs 1,406 2,046 1,399 Income tax expense/(credit) 6 4,764 4,937 (6,071) Operating profit 3,725 1,320 2,073 Adjustments for: Share-based payments 27 95 154 104 Depreciation and amortisation 10, 11 11,086 11,697 11,108 Loss on disposal of property, plant and equipment and intangible assets 3 22 27 93 Share of result of equity accounted associates and joint ventures 12 (47) (60) 78 Impairment losses 4 – 569 – Other (income)/expense (1,052) 286 146 Decrease/(increase) in inventory 14 117 (144) (76) Decrease/(increase) in trade and other receivables 15 308 (684) (151) (Decrease)/increase in trade and other payables 16 (473) 332 (1,334) Cash generated by operations 13,781 13,497 12,041 Net tax paid (761) (807) (533) Cash flows from discontinued operations 1,203 1,646 1,160 Net cash flow from operating activities 14,223 14,336 12,668 20. Cash and cash equivalents The majority of the Group’s cash is held in bank deposits, money market funds or in repurchase agreements which have a maturity of three months or less to enable us to meet our short-term liquidity requirements. Accounting policies Cash and cash equivalents comprise cash in hand and call deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. 2017 Restated 2016 €m €m Cash at bank and in hand 1,856 2,196 Money market funds and bank deposits 6,979 7,311 Repurchase agreements – 3,415 Cash and cash equivalents as presented in the statement of financial position 8,835 12,922 Bank overdrafts – (11) Cash and cash equivalents of discontinued operations 467 – Cash and cash equivalents as presented in the statement of cash flows 9,302 12,911 Cash and cash equivalents are held by the Group on a short-term basis with all having an original maturity of three months or less. The carrying amount approximates their fair value. Cash and cash equivalents of €1,132 million (2016: €1,624 million) are held in countries with restrictions on remittances but where the balances could be used to repay subsidiaries’ third party liabilities.

Vodafone Group Plc Annual Report 140 on Form 20-F 2017 Notes to the consolidated financial statements (continued) 21. Borrowings The Group’s sources of borrowing for funding and liquidity purposes come from a range of committed bank facilities and through short-term and long-term issuances in the capital markets including bond and commercial paper issues and bank loans. We manage the basis on which we incur interest on debt between fixed interest rates and floating interest rates depending on market conditions using interest rate derivatives. The Group enters into foreign exchange contracts to mitigate the impact of exchange rate movements on certain monetary items. Accounting policies Capital market and bank borrowings Interest-bearing loans and overdrafts are initially measured at fair value (which is equal to cost at inception), and are subsequently measured at amortised cost, using the effective interest rate method, except where they are identified as a hedged item in a designated hedge relationship. Any difference between the proceeds net of transaction costs and the amount due on settlement or redemption of borrowings is recognised over the term of the borrowing. Where bonds issued with certain conversion rights are identified as compound instruments they are initially measured at fair value with the nominal amounts recognised as a component in equity and the fair value of future coupons included in borrowings. These are subsequently measured at amortised cost using the effective interest rate method. Carrying value and fair value information 2017 Restated 2016 Short-term Long-term Short-term Long-term borrowings borrowings Total borrowings borrowings Total €m €m €m €m €m €m Financial liabilities measured at amortised cost: Bank loans 867 2,741 3,608 2,851 8,799 11,650 Bank overdrafts – – – 11 – 11 Commercial paper 3,648 – 3,648 9,353 – 9,353 Bonds 660 19,345 20,005 521 14,275 14,796 Other liabilities1,2 4,632 305 4,937 5,474 297 5,771 Bonds in designated hedge relationships 2,244 12,132 14,376 2,050 13,718 15,768 12,051 34,523 46,574 20,260 37,089 57,349 Notes: 1 At 31 March 2017 amount includes €2,654 million (2016: €3,588 million) in relation to collateral support agreements. 2 Includes a €1.8 billion (2016: €1.8 billion) liability for payments due to holders of the equity shares in Kabel Deutschland AG under the terms of a domination and profit and loss transfer agreement. Amount also includes €46 million (2016: €34 million) and €34 million (2016: €87 million) in short and long-term borrowings respectively in relation to the debt component of the mandatory convertible bonds maturing on 25 August 2017 and 25 February 2019. These are compound instruments with nominal values recorded in equity. The initial fair value of future coupons is recognised as debt and subsequently measured at amortised cost using the effective interest rate method. Bank loans at 31 March 2016 include INR629 billion (€8 billion) of loans held by Vodafone India Limited (‘VIL’) and its subsidiaries (the ‘VIL Group’). Each of the eight legal entities within the VIL Group provide cross guarantees to the lenders in respect of debt contracted by the other entities. See note 7 “Discontinued operations and assets held for sale” for further details. The fair value and carrying value of the Group’s short-term borrowings are as follows: Euro equivalent nominal value Fair value Carrying value 2017 Restated 2016 2017 Restated 2016 2017 Restated 2016 €m €m €m €m €m €m Financial liabilities measured at amortised cost1 9,163 17,374 9,180 17,700 9,147 17,689 Bonds: 647 500 667 505 660 521 4.75% euro 500 million bond due June 2016 – 500 – 505 – 521 5.375% sterling 600 million bond due December 2017 647 – 667 – 660 – Bonds in designated hedge relationships: 2,244 2,021 2,241 2,070 2,244 2,050 5.625% US dollar 1,300 million bond due February 2017 – 1,142 – 1,188 – 1,172 1.625% US dollar 1,000 million bond due March 2017 – 879 – 882 – 878 1.25% US dollar 1,000 million bond due September 2017 935 – 934 – 934 – 1.5% US dollar 1,400 million bond due February 2018 1,309 – 1,307 – 1,310 – Short-term borrowings 12,054 19,895 12,088 20,275 12,051 20,260 Note: 1 Amounts for 2017 include €46 million in relation to the short -term debt component of the mandatory convertible bonds.

Vodafone Group Plc Annual Report on Form 20-F 2017 141 Overview Strategy Performance Governance Financials Additional information The fair value and carrying value of the Group’s long-term borrowings are as follows: Euro equivalent nominal value Fair value Carrying value 2017 Restated 2016 2017 Restated 2016 2017 Restated 2016 €m €m €m €m €m €m Financial liabilities measured at amortised cost: 3,108 6,997 3,074 9,182 3,046 9,096 Bank loans 2,803 6,700 2,769 8,885 2,741 8,799 Other liabilities1 305 297 305 297 305 297 Bonds: 18,597 13,541 19,286 14,512 19,345 14,275 5.375% sterling 600 million bond due December 2017 – 694 – 737 – 716 5% euro 750 million bond due June 2018 750 750 795 829 781 780 8.125% sterling 450 million bond due November 2018 528 569 590 663 550 598 Floating rate note euro 1,750 million bond due February 2019 1,750 1,750 1,774 1,767 1,751 1,753 1% euro 1,750 million bond due September 2020 1,750 1,750 1,789 1,773 1,751 1,749 Convertible sterling 600 million bond due November 2020 – 759 – 759 – 699 0.875% euro 750 million bond due November 2020 750 750 764 755 749 748 Floating rate note US dollar 60 million bond due March 2021 56 53 57 53 56 52 1.25% euro 1,250 million bond due August 2021 1,250 1,250 1,291 1,280 1,254 1,246 0.375% euro 1,000 million bond due November 2021 1000 – 992 – 998 – 4.65% euro 1,250 million bond due January 2022 1,250 1,250 1,495 1,507 1,430 1,463 5.375% euro 500 million bond due June 2022 500 500 620 629 629 649 1.75% euro 1,250 million bond due August 2023 1,250 1,250 1,309 1,298 1,258 1,247 0.5% euro 750 million bond due January 2024 750 – 723 – 743 – 1.875% euro 1,000 million bond due September 2025 1,000 1,000 1,051 1,033 1,000 999 5.625% sterling 250 million bond due December 2025 293 316 366 378 384 424 2.2% euro 1,750 million bond due August 2026 1,750 – 1,846 – 1,799 – 1.6% euro 1,000 million bond due July 2031 1,000 – 938 – 1,005 – 5.9% sterling 450 million bond due November 2032 528 569 693 689 748 818 2.75% euro 332 million bond due December 2034 332 331 348 362 334 334 3.375% sterling 800 million bond due August 2049 938 – 859 – 944 – 3% sterling 1,000 million bond due August 2056 1,172 – 986 – 1,181 – Bonds in designated hedge relationships: 10,863 12,378 11,349 12,923 12,132 13,718 1.25% US dollar 1,000 million bond due September 2017 – 879 – 876 – 878 1.5% US dollar 1,400 million bond due February 2018 – 1,231 – 1,231 – 1,229 4.625% US dollar 500 million bond due July 2018 467 439 483 467 491 475 5.45% US dollar 1,250 million bond due June 2019 1,168 1,098 1,252 1,210 1,256 1,210 Convertible sterling 600 million bond due November 2020 703 – 686 – 660 – 4.375% US dollar 500 million bond due March 2021 467 439 497 479 483 459 2.5% US dollar 1,000 million bond due September 2022 935 879 914 878 920 902 2.95% US dollar 1,600 million bond due February 2023 1,496 1,406 1,472 1,391 1,546 1,516 0.375% Swiss franc 350 million bond due December 2024 327 – 328 – 333 – 3.215% Norwegian krona 850 million bond due November 2025 93 90 100 99 94 91 2.2% euro 1,750 million bond due August 2026 – 1,750 – 1,835 – 1,744 3.115% Norwegian krona 850 million bond due March 2027 93 – 100 – 93 – 0.625% Swiss franc 175 million bond due March 2027 164 – 164 – 164 – 0% euro 50 million bond due December 2028 186 186 147 145 150 129 7.875% US dollar 750 million bond due February 2030 701 659 929 841 1,031 987 0.5% Swiss franc 150 million bond due September 2031 140 – 133 – 142 – 6.25% US dollar 495 million bond due November 2032 463 435 542 505 605 575 6.15% US dollar 1,200 million bond due February 2037 1,122 1,055 1,292 1,185 1,529 1,450 6.15% US dollar 500 million bond due February 2037 467 439 538 493 624 592 4.375% US dollar 1,400 million bond due February 2043 1,309 1,230 1,203 1,121 1,446 1,315 5.35% US dollar 186 million bond due December 2045 174 163 179 167 176 166 4.6% US dollar 45 million bond due August 2046 42 – 39 – 42 – 5.35% US dollar 370 million bond due March 2047 346 – 351 – 347 – Long-term borrowings 32,568 32,916 33,709 36,617 34,523 37,089 Note: 1 Amounts for 2017 include €34 million in relation to the long-term debt component of the mandatory convertible bonds.

Vodafone Group Plc Annual Report 142 on Form 20-F 2017 Notes to the consolidated financial statements (continued) 21. Borrowings (continued) Fair values of bonds and financial liabilities measured at amortised cost are based on Level 1 and 2 of the fair value hierarchy respectively, using quoted market prices or discounted cash flows with a discount rate based upon forward interest rates available to the Group at the reporting date. Further information can be found in note 23 “Capital and financial risk management”. The Group’s gross and net debt includes certain bonds which have been designated in hedge relationships, which are carried at €2.0 billion (2016: €2.1 billion) higher than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than euros, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps are not reflected in gross debt and would further reduce the euro equivalent redemption value of the bonds by €0.9 billion (2016: €1.2 billion). Maturity of borrowings and other financial liabilities The maturity profile of the anticipated future cash flows including interest in relation to the Group’s non-derivative financial liabilities on an undiscounted basis which, therefore, differs from both the carrying value and fair value, is as follows: Loans in Bank Commercial Other designated hedge loans paper Bonds liabilities relationships Total €m €m €m €m €m €m Within one year 909 3,660 1,810 4,606 3,142 14,127 In one to two years 1,168 – 2,650 21 1,527 5,366 In two to three years 721 – 2,080 56 366 3,223 In three to four years 569 – 2,369 22 1,522 4,482 In four to five years – – 3,010 24 1,253 4,287 In more than five years 350 – 12,029 203 11,548 24,130 3,717 3,660 23,948 4,932 19,358 55,615 Effect of discount/financing rates (109) (12) (3,943) 5 (4,982) (9,041) 31 March 2017 3,608 3,648 20,005 4,937 14,376 46,574 Within one year 3,091 9,365 889 5,486 1,649 20,480 In one to two years 1,590 – 1,124 72 3,525 6,311 In two to three years 2,022 – 3,391 54 868 6,335 In three to four years 1,640 – 228 18 1,486 3,372 In four to five years 1,399 – 3,539 19 797 5,754 In more than five years 5,964 – 7,356 178 12,319 25,817 15,706 9,365 16,527 5,827 20,644 68,069 Effect of discount/financing rates (4,057) (11) (1,731) (46) (4,875) (10,720) 31 March 2016 restated 11,649 9,354 14,796 5,781 15,769 57,349 The maturity profile of the Group’s financial derivatives (which include interest rate swaps, cross-currency interest rate swaps and foreign exchange swaps) using undiscounted cash flows, is as follows: 2017 Restated 2016 Payable Receivable Payable Receivable €m €m €m €m Within one year 16,541 16,462 32,870 34,035 In one to two years 4,788 5,201 10,660 10,918 In two to three years 3,000 3,141 4,815 5,244 In three to four years 1,913 2,038 2,641 2,988 In four to five years 1,567 1,706 2,419 2,592 In more than five years 18,743 22,491 23,841 26,429 46,552 51,039 77,246 82,206 Payables and receivables are stated separately in the table above as settlement is on a gross basis. The net effect of discount/financing rates is €2,282 million (2016: €1,495 million), leaving a €2,205 million (2016: €3,465 million) net receivable in relation to financial instruments. This is split €2,077 million (2016: €1,978 million) within trade and other payables and €4,282 million (2016: €5,443 million) within trade and other receivables. Gains and losses recognised in the hedging reserve in equity on cross-currency interest rate swaps as at 31 March 2017 will be continuously released to the income statement within financing costs until the repayment of certain bonds classified as loans designated in hedge relationships in the table of maturities of non-derivative financial liabilities above.

Vodafone Group Plc Annual Report on Form 20-F 2017 143 Overview Strategy Performance Governance Financials Additional information The currency split of the Group’s foreign exchange derivatives (which includes cross-currency interest rate swaps and foreign exchange swaps) is as follows: 2017 Restated 2016 Payable Receivable Payable Receivable €m €m €m €m Sterling 1,176 6,576 22,625 18,026 Euro 23,167 5,556 14,762 24,496 US dollar 4,246 19,482 9,799 12,872 Japanese yen – – 851 – Other 5,420 4,813 6,814 1,005 34,009 36,427 54,851 56,399 Payables and receivables are stated separately in the table above as settlement is on a gross basis. The net effect of discount/financing rates is €2,008 million (2016: €51 million), leaving a €410 million (2016: €1,599 million) net receivable in relation to foreign exchange financial instruments. This is split €1,400 million (2016: €750 million) within trade and other payables and €1,810 million (2016: €2,349 million) within trade and other receivables. The present value of minimum lease payments under finance lease arrangements under which the Group has leased certain of its equipment is included within other liabilities and is analysed as follows: 2017 Restated 2016 €m €m Within one year 68 15 In two to five years 78 63 In more than five years 160 138 306 216 Interest rate and currency of borrowings is as follows: Total Floating rate Fixed rate Other borrowings borrowings borrowings1 borrowings2 Currency €m €m €m €m Sterling 4,552 5 4,547 – Euro 37,420 7,517 28,009 1,894 US dollar 4,449 4,172 277 – Other 153 13 140 – 31 March 2017 46,574 11,707 32,973 1,894 Sterling 3,528 114 3,257 157 Euro 37,814 14,697 21,309 1,808 US dollar 7,122 6,883 239 – Other 8,885 3,011 5,874 – 31 March 2016 restated 57,349 24,705 30,679 1,965 Notes: 1 The weighted average interest rate for the Group’s sterling denominated fixed rate borrowings is 2.5% (2016: 4.6%). The weighted average time for which these rates are fixed is 16.6 years (2016: 6.4 years). The weighted average interest rate for the Group’s euro denominated fixed rate borrowings is 2.1% (2016: 2.7%). The weighted average time for which the rates are fixed is 8.4 years (2016: 6.5 years). The weighted average interest rate for the Group’s US dollar denominated fixed rate borrowings is 0.2% (2016: 3.6%). The weighted average time for which the rates are fixed is 0.1 years (2016: 2.0 years). The weighted average interest rate for the Group’s other currency fixed rate borrowings is 8.5% (2016: 9.4%). The weighted average time for which the rates are fixed is 12.0 years (2016: 6.8 years). 2 At 31 March 2017 other borrowings of €1.9 billion (2016: €2.0 billion) include a €1.8 billion (2016: €1.8 billion) liability for payments due to holders of the equity shares in Kabel Deutschland AG under the terms of a domination and profit and loss transfer agreement. The figures shown in the tables above take into account cross-currency and interest rate swaps used to manage the currency and interest rate profile of financial liabilities. Interest on floating rate borrowings is generally based on national LIBOR equivalents or government bond rates in the relevant currencies. Additional protection from euro interest rate movements is provided by fixing interest rates or reducing floating interest rates using interest rate swaps or interest rate futures1. 2017 Restated 2016 Interest rate futures €m Interest rate swaps €m Interest rate futures €m Interest rate swaps €m Within one year 291 3,125 (3,734) 2,145 In one to two years – 3,000 3,414 1,920 In two to three years – 8,875 2,033 1,807 In three to four years – (1,000) – 7,114 In four to five years – (3,125) – (1,807) In more than five years2 – 3,300 – (3,049) Notes: 1 In the table above, figures shown as positive indicate an increase in fixed interest debt and figures shown in brackets indicate a reduction in fixed interest debt. 2 Figures shown as “in more than five years” relate to the periods from March 2026 to March 2047 (2016: March 2021 to March 2022).

Vodafone Group Plc Annual Report 144 on Form 20-F 2017 Notes to the consolidated financial statements (continued) 21. Borrowings (continued) Borrowing facilities Committed facilities expiry 2017 Restated 2016 Drawn Undrawn Drawn Undrawn €m €m €m €m Within one year 460 – 1,666 2,297 In one to two years 855 – 878 11 In two to three years 551 502 1,228 9 In three to four years 502 3,861 874 291 In four to five years 568 3,678 837 7,405 In more than five years 380 – 770 354 31 March 3,316 8,041 6,253 10,367 At 31 March 2017 the Group’s most significant committed facilities comprised two revolving credit facilities which remained undrawn throughout the year of US$4.0 billion (€3.8 billion) maturing in three to four years and US$4.1 billion (€3.8 billion) maturing in three to five years. Under the terms of these bank facilities, lenders have the right, but not the obligation, to cancel their commitment 30 days from the date of notification of a change of control of the Company and have outstanding advances repaid on the last day of the current interest period. The facility agreements provide for certain structural changes, that do not affect the obligations of the Company, to be specifically excluded from the definition of a change of control. This is in addition to the rights of lenders to cancel their commitment if the Company has committed an event of default. The terms and conditions of the Group’s drawn facilities obtained in relation to projects in its Italian, German, Turkish, United Kingdom and Romanian operations of €2.0 billion in aggregate are similar to those of the US dollar and euro revolving credit facilities. Further information on these facilities can be found in note 22 “Liquidity and capital resources”. 22. Liquidity and capital resources This section includes an analysis of net debt, which we use to manage capital, and committed borrowing facilities. Net debt Net debt was €31.2 billion at 31 March 2017 and includes liabilities for amounts payable under the domination agreement in relation to Kabel Deutschland AG (€1.8 billion). This decreased by €5.7 billion in the year primarily as a result of the classification of Vodafone India as discontinued operations. Further information can be found in note 7 “Discontinued operations and assets held for sale”. Net debt represented 44% of our market capitalisation at 31 March 2017 compared to 46% at 31 March 2016. Average net debt at month end accounting dates over the 12-month period ended 31 March 2017 was €33.0 billion and ranged between net debt of €29.9 billion and €37.9 billion. Our consolidated net debt position at 31 March was as follows: 2017 Restated 2016 €m €m Cash and cash equivalents 8,835 12,922 Short-term borrowings Bonds (2,904) (2,571) Commercial paper1 (3,648) (9,353) Put options over non-controlling interests2 (1,837) (1,809) Bank loans (867) (2,851) Other short-term borrowings3 (2,795) (3,676) (12,051) (20,260) Long-term borrowings Put options over non-controlling interests – (6) Bonds, loans and other long-term borrowings4 (34,523) (37,083) (34,523) (37,089) Other financial instruments5 6,570 7,512 Net debt (31,169) (36,915) Notes: 1 At 31 March 2017 US$1,484 million was drawn under the US commercial paper programme and €2,262 million were drawn under the euro commercial paper programme. 2 Includes a €1.8 billion (2016: €1.8 billion) liability for payments due to holders of the equity shares in Kabel Deutschland AG under the terms of a domination and profit and loss transfer agreement. 3 At 31 March 2017 the amount includes €2,654 million (2016: €3,588 million) in relation to cash received under collateral support agreements. Amount also includes €46 million (2016: €63 million) in relation to the short-term debt component of the mandatory convertible bonds maturing on 25 August 2017 and 25 February 2019. 4 At 31 March 2017 the amount includes €34 million (2016: €87 million) in relation to the long-term debt component of the mandatory convertible bonds maturing on 25 February 2019. 5 Comprises mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other receivables €4,282 million (2016: €5,443 million) and trade and other payables €2,077 million (2016: €1,978 million). Amount also includes €4,365 million (2016: €4,048 million) comprised of short-term investments primarily in index-linked government bonds and managed investment funds included as a component of other investments and collateral passed in relation to derivative financial instruments including put options issued with regards to the mandatory convertible bonds hedging arrangements.

Vodafone Group Plc Annual Report on Form 20-F 2017 145 Overview Strategy Performance Governance Financials Additional information At 31 March 2017 we had €8,835 million of cash and cash equivalents which are held in accordance with the counterparty and settlement risk limits of the Board approved treasury policy. The main forms of liquid investment at 31 March 2017 were managed investment funds, money market funds, UK index-linked government bonds and bank deposits. The cash received from collateral support agreements mainly reflects the value of our interest rate swap and cross-currency interest rate swap portfolios which are substantially net present value positive. See note 23 “Capital and financial risk management” for further details on these agreements. Commercial paper programmes We currently have US and euro commercial paper programmes of US$15 billion and €8 billion respectively which are available to be used to meet short-term liquidity requirements. At 31 March 2017 amounts external to the Group of €2,262 million were drawn under the euro commercial paper programme and US$1,484 million (€1,386 million) were drawn down under the US commercial paper programme, with such funds being provided by counterparties external to the Group. At 31 March 2016 amounts external to the Group of €8,907 million and US$38 million (€33 million) were drawn under the euro commercial paper programme and US$471 million (€413 million) were drawn down under the US commercial paper programme, with such funds being provided by counterparties external to the Group. The commercial paper facilities were supported by US$4.1 billion (€3.8 billion) and €4.0 billion of syndicated committed bank facilities (see “Committed facilities” below). No amounts had been drawn under either bank facility. Bonds We have a €30 billion euro medium-term note programme and a US shelf programme which are used to meet medium to long-term funding requirements. At 31 March 2017 the total amounts in issue under these programmes split by currency were US$12.3 billion, €15.1 billion, £4.2 billion, CHF0.7 billion and NOK1.7 billion. At 31 March 2017 we had bonds outstanding with a nominal value of €32.3 billion. During the year ended 31 March 2017 bonds with a nominal value equivalent of €6.0 billion were issued under the euro medium-term note programme. The bonds issued in the year were: Nominal amount Euro equivalent Date of bond issue Maturity of bond Programme Currency Millions €m 6 March 2017 22 November 2021 EMTN Euro 1,000 1,000 30 September 2016 30 January 2024 EMTN Euro 750 750 3 June 2016 3 December 2024 EMTN Swiss franc 350 327 1 March 2017 1 March 2027 EMTN Norwegian krona 850 93 15 March 2017 15 March 2027 EMTN Swiss franc 175 164 29 July 2016 29 July 2031 EMTN Euro 1,000 1,000 19 September 2016 19 September 2031 EMTN Swiss franc 150 140 9 August 2016 9 August 2046 EMTN US dollar 45 42 9 March 2017 9 March 2047 EMTN US dollar 370 346 8 August 2016 9 August 2049 EMTN Pound sterling 800 938 12 August 2016 12 August 2056 EMTN Pound sterling 1,000 1,172 On 25 February 2016 the Group issued £2.9 billion (€3.5 billion) of subordinated mandatory convertible bonds issued in two tranches, with the first £1.4 billion (€1.7 billion) maturing on 25 August 2017 and a further £1.4 billion (€1.7 billion) maturing on 25 February 2019 with coupons of 1.5% and 2.0% respectively. At the initial conversion price adjusted for dividends declared during the year, of £2.0546, at maturity the bond will convert to 1,401,732,698 Vodafone Group Plc shares representing approximately 5% of Vodafone’s share capital. The mandatory bonds are compound instruments with nominal values of £2.8 billion (€3.5 billion) recognised as a component of shareholders’ funds in equity. The fair value of future coupons of £0.1 billion (€0.1 billion) is recognised as a financial liability in borrowings and subsequently measured at amortised cost using the effective interest rate method. Refer to the consolidated statement of changes in equity on page 101. The Group has hedged its exposure under the subordinated mandatory convertible bonds to any future movements in its share price by an option strategy designed to hedge the economic impact of share price movements during the term of the bonds. Should the Group decide to buy back ordinary shares to mitigate the dilution resulting from the conversion, the hedging strategy will provide a hedge for the repurchase price. Own shares The Group held a maximum of 2,254,825,696 of its own shares during the year which represented 8.0% of issued share capital at that time.

Vodafone Group Plc Annual Report 146 on Form 20-F 2017 Notes to the consolidated financial statements (continued) 22. Liquidity and capital resources (continued) Committed facilities In aggregate we have committed facilities of approximately €11,357 million, of which €8,041 million was undrawn and €3,316 million was drawn at 31 March 2017. The following table summarises the committed bank facilities available to us at 31 March 2017. Committed bank facilities Amounts drawn Terms and conditions 28 March 2014 €4.0 billion syndicated revolving credit facility, maturing 28 March 2021. No drawings have been made against this facility. The facility supports our commercial paper programmes and may be used for general corporate purposes including acquisitions. Lenders have the right, but not the obligation, to cancel their commitments and have outstanding advances repaid no sooner than 30 days after notification of a change of control. This is in addition to the rights of lenders to cancel their commitment if we commit an event of default; however, it should be noted that a material adverse change clause does not apply. The facility matures on 28 March 2021. From March 2020 the facility size will be €3.9 billion as one lender did not extend the facility as per the request from the Company. 27 February 2015 US$4.1 billion syndicated revolving credit facility, maturing 27 February 2022. No drawings have been made against this facility. The facility supports our commercial paper programmes and may be used for general corporate purposes including acquisitions. Lenders have the right, but not the obligation, to cancel their commitments and have outstanding advances repaid no sooner than 30 days after notification of a change of control. This is in addition to the rights of lenders to cancel their commitment if we commit an event of default; however, it should be noted that a material adverse change clause does not apply. The facility matures on 27 February 2022. From March 2020 the facility size will be US$3.9 billion as one lender did not extend the facility as per the request from the Company. 27 November 2013 £0.5 billion loan facility, maturing 12 December 2021. This facility was drawn down in full in euro, as allowed by the terms of the facility, on 12 December 2014. As per the syndicated revolving credit facilities with the addition that, should our UK and Irish operating companies spend less than the equivalent of £0.9 billion on capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 50% of the capital expenditure. 15 September 2009 €0.4 billion loan facility, maturing 30 July 2017. This facility was drawn down in full on 30 July 2010. As per the syndicated revolving credit facilities with the addition that, should our German operating company spend less than the equivalent of €0.8 billion on VDSL related capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 50% of the VDSL capital expenditure. 29 September 2009 US$0.1 billion export credit agency loan facility, final maturity date 19 September 2018. This facility is fully drawn down and is amortising. As per the syndicated revolving credit facilities with the addition that the Company was permitted to draw down under the facility based upon the eligible spend with Ericsson up until the final draw down date of 30 June 2011. Quarterly repayments of the drawn balance commenced on 30 June 2012 with a final maturity date of 19 September 2018. 8 December 2011 €0.4 billion loan facility, maturing on 5 June 2020. This facility was drawn down in full on 5 June 2013. As per the syndicated revolving credit facilities with the addition that, should our Italian operating company spend less than the equivalent of €1.3 billion on capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 50% of the capital expenditure. 20 December 2011 €0.3 billion loan facility, maturing 1 September 2019. This facility was drawn down in full on 18 September 2012. As per the syndicated revolving credit facilities with the addition that, should our Turkish and Romanian operating companies spend less than the equivalent of €1.3 billion on capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 50% of the capital expenditure. 4 March 2013 €0.1 billion loan facility, maturing 2 September 2020. This facility was drawn down in full on 4 December 2013.

Vodafone Group Plc Annual Report on Form 20-F 2017 147 Overview Strategy Performance Governance Additional information Committed bank facilities Amounts drawn Terms and conditions 2 December 2014 US$0.8 billion loan facility, maturing 2 June 2018. US$0.8 billion was drawn from the facility on 8 June 2015. The remaining US$0.05 billion was cancelled on the same date. As per the syndicated revolving credit facilities with the addition that the expenditure should be spent on projects involving Canadian domiciled entities. 17 December 2014 €0.35 billion loan facility, maturing on 16 June 2023. This facility is fully drawn down on 16 June 2016. As per the syndicated revolving credit facilities with the addition that, should our German operating company spend less than the equivalent of €0.7 billion on capital expenditure, we will be required to repay the drawn amount of the facility that exceeds 50% of the capital expenditure. Furthermore, certain of our subsidiaries are funded by external facilities which are non-recourse to any member of the Group other than the borrower. These facilities may only be used to fund their operations. At 31 March 2017 Vodafone Egypt had a fully drawn term loan of US$53 million (€50 million) and undrawn revolving credit facilities of EGP4 billion (€207 million). Vodacom had fully drawn facilities of US$112 million (€105 million) and facilities of ZAR0.48 billion (€33.3 million) of which ZAR0.47 billion (€32.8 million) was drawn. Vodafone Ghana had fully drawn facilities of US$142 million (€133 million) and GHS60 million (€13 million). Dividends from associates and to non-controlling shareholders Dividends from our associates are generally paid at the discretion of the Board of Directors or shareholders of the individual operating and holding companies, and we have no rights to receive dividends except where specified within certain of the Group’s shareholders’ agreements. Similarly, other than ongoing dividend obligations to the KDG minority shareholders should they continue to hold their minority stake, we do not have existing obligations under shareholders’ agreements to pay dividends to non-controlling interest partners of our subsidiaries or joint ventures. The amount of dividends received and paid in the year are disclosed in the consolidated statement of cash flows. Potential cash outflows from option agreements and similar arrangements Under the terms of the sale and purchase agreement governing the disposal of the US Group, including the 45% interest in Verizon Wireless, the Group retains the responsibility for any tax liabilities of the US Group, excluding those relating to the Verizon Wireless partnership, for periods up to the completion of the transaction on 21 February 2014. Put options issued as part of the hedging strategy for the mandatory convertible bonds permit the holders to exercise against the Group if there is a decrease in our share price. Under the terms of the options, settlement must be made in cash which will equate to the reduced value of shares from the initial conversion price, adjusted for dividends declared during the year, on 1,402 million shares. Sale of trade receivables During the year the Group sold certain trade receivables to a financial institution. Whilst there are no repurchase obligations in respect of these receivables, the Group provided a credit guarantee which would only become payable if default rates were significantly higher than historical rates. The credit guarantee is not considered substantive and substantially all risks and rewards associated with the receivables passed to the purchaser at the date of sale, therefore the receivables were derecognised. The maximum payable under the guarantees at 31 March 2017 was €360 million. No provision has been made in respect of these guarantees as the likelihood of a cash outflow has been assessed as remote.

Vodafone Group Plc Annual Report 148 on Form 20-F 2017 Notes to the consolidated financial statements (continued) This note details our treasury management and financial risk management objectives and policies, as well as the exposure and sensitivity of the Group to credit, liquidity, interest and foreign exchange risk, and the policies in place to monitor and manage these risks. Accounting policies Financial instruments Financial assets and financial liabilities, in respect of financial instruments, are recognised on the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument. Financial liabilities and equity instruments Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that provides a residual interest in the assets of the Group after deducting all of its liabilities and includes no obligation to deliver cash or other financial assets. The accounting policies adopted for specific financial liabilities and equity instruments are set out below. Put option arrangements over non-controlling interest The potential cash payments related to put options issued by the Group over the equity of subsidiary companies are accounted for as financial liabilities when such options may only be settled by exchange of a fixed amount of cash or another financial asset for a fixed number of shares in the subsidiary. The amount that may become payable under the option on exercise is initially recognised at present value within borrowings with a corresponding charge directly to equity. The charge to equity is recognised separately as written put options over non-controlling interests, adjacent to noncontrolling interests in the net assets of consolidated subsidiaries. The Group recognises the cost of writing such put options, determined as the excess of the present value of the option over any consideration received, as a financing cost. Such options are subsequently measured at amortised cost, using the effective interest rate method, in order to accrete the liability up to the amount payable under the option at the date at which it first becomes exercisable; the charge arising is recorded as a financing cost. In the event that the option expires unexercised, the liability is derecognised with a corresponding adjustment to equity. Derivative financial instruments and hedge accounting The Group’s activities expose it to the financial risks of changes in foreign exchange rates and interest rates which it manages using derivative financial instruments. The use of financial derivatives is governed by the Group’s policies approved by the Board of Directors, which provide written principles on the use of financial derivatives consistent with the Group’s risk management strategy. Changes in values of all derivatives of a financing nature are included within investment income and financing costs in the income statement unless designated in an effective cash flow hedge relationship or a hedge of a net investment in foreign operations when changes in value are deferred to other comprehensive income or equity respectively. The Group does not use derivative financial instruments for speculative purposes. Derivative financial instruments are initially measured at fair value on the contract date and are subsequently remeasured to fair value at each reporting date. The Group designates certain derivatives as: –– hedges of the change of fair value of recognised assets and liabilities (‘fair value hedges’); or –– hedges of highly probable forecast transactions or hedges of foreign currency or interest rate risks of firm commitments (‘cash flow hedges’); or –– hedges of net investments in foreign operations. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting, or if the Company chooses to end the hedging relationship. Fair value hedges The Group’s policy is to use derivative instruments (primarily interest rate swaps) to convert a proportion of its fixed rate debt to floating rates in order to hedge the interest rate risk arising, principally, from capital market borrowings. The Group designates these as fair value hedges of interest rate risk with changes in fair value of the hedging instrument recognised in the income statement for the period together with the changes in the fair value of the hedged item arising from the hedged risk, to the extent the hedge is effective. Gains or losses relating to any ineffective portion are recognised immediately in the income statement. Cash flow hedges Cash flow hedging is used by the Group to hedge certain exposures to variability in future cash flows. The portion of gains or losses relating to changes in the fair value of derivatives that are designated and qualify as effective cash flow hedges is recognised in other comprehensive income; gains or losses relating to any ineffective portion are recognised immediately in the income statement. When the hedged item is recognised in the income statement, amounts previously recognised in other comprehensive income and accumulated in equity for the hedging instrument are reclassified to the income statement. However, when the hedged transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognised in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Vodafone Group Plc Annual Report on Form 20-F 2017 149 Overview Strategy Performance Governance Additional information When hedge accounting is discontinued, any gain or loss recognised in other comprehensive income at that time remains in equity and is recognised in the income statement when the hedged transaction is ultimately recognised in the income statement. If a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognised immediately in the income statement. Net investment hedges Exchange differences arising from the translation of the net investment in foreign operations are recognised directly in equity. Gains and losses on those hedging instruments (which include bonds, commercial paper, cross-currency swaps and foreign exchange contracts) designated as hedges of the net investments in foreign operations are recognised in equity to the extent that the hedging relationship is effective; these amounts are included in exchange differences on translation of foreign operations as stated in the statement of comprehensive income. Gains and losses relating to hedge ineffectiveness are recognised immediately in the income statement for the period. Gains and losses accumulated in the translation reserve are included in the income statement when the foreign operation is disposed of. Capital management The following table summarises the capital of the Group at 31 March: 2017 Restated 2016 €m €m Financial assets: Cash and cash equivalents (8,835) (12,922) Fair value through the income statement (held for trading) (6,169) (5,261) Loans and receivables (685) (1,986) Derivative instruments in designated hedge relationships (1,793) (2,243) Financial liabilities: Fair value through the income statements (held for trading) 1,636 1,714 Derivative instruments in designated hedge relationships 441 264 Financial liabilities held at amortised cost 46,574 57,349 Net debt 31,169 36,915 Equity 73,719 85,136 Capital 104,888 122,051 The Group’s policy is to borrow centrally using a mixture of long-term and short-term capital market issues and borrowing facilities to meet anticipated funding requirements. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries. The Board has approved three internal debt protection ratios being: net interest to operating cash flow (plus dividends from associates); retained cash flow (operating cash flow plus dividends from associates less interest, tax, dividends to non-controlling shareholders and equity dividends) to net debt; and operating cash flow (plus dividends from associates) to net debt. These internal ratios establish levels of debt that the Group should not exceed other than for relatively short periods of time and are shared with the Group’s debt rating agencies being Moody’s, Fitch Ratings and Standard & Poor’s. Financial risk management The Group’s treasury function manages centrally the Group’s funding requirement, net foreign exchange exposure, interest rate management exposures and counterpart risk arising from investments and derivatives. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by the Board, most recently on 3 November 2015. A treasury risk committee comprising of the Group’s Chief Financial Officer, Group General Counsel and Company Secretary, Group Financial Controller, Group Treasury Director and Director of Financial Reporting meets three times a year to review treasury activities and its members receive management information relating to treasury activities on a quarterly basis. The Group’s accounting function, which does not report to the Group Treasury Director, provides regular update reports of treasury activity to the Board. The Group’s internal auditor reviews the internal control environment regularly. The Group uses a number of derivative instruments for currency and interest rate risk management purposes only that are transacted by specialist treasury personnel. The Group mitigates banking sector credit risk by the use of collateral support agreements. Credit risk The Group considers its exposure to credit risk at 31 March to be as follows: 2017 Restated 2016 €m €m Cash at bank and in hand 1,856 2,196 Repurchase agreements – 3,415 Cash held in restricted deposits 1,109 1,000 UK government bonds 466 833 Money market fund investments and bank deposits 6,979 7,311 Derivative financial instruments 4,282 5,443 Other investments – debt and bonds 7,919 8,027 Trade receivables 5,335 6,037 Other receivables and accrued income 2,886 4,055 30,832 38,317

150 Vodafone Group Plc Annual Report on Form 20-F 2017 Notes to the consolidated financial statements (continued) The Group invested in UK index-linked government bonds on the basis that they generated a floating rate return in excess of £ LIBOR and are amongst the most creditworthy of investments available. The Group has two managed investment funds. These funds hold fixed income euro securities and the average credit quality is high double A. Money market investments are in accordance with established internal treasury policies which dictate that an investment’s long-term credit rating is no lower than mid BBB. Additionally, the Group invests in AAA unsecured money market mutual funds where the investment is limited to 10% of each fund. The Group also invests in a fund where the underlying assets are supply chain receivables, the creditworthiness of which are enhanced by an insurance wrapper as provided by established insurance companies with a long-term credit rating of at least A-. The Group invests in repurchase agreements which are fully collateralised investments. The collateral is sovereign and supranational debt with at least one AAA rating denominated in euros, sterling and US dollars and can be readily converted to cash. In the event of any default, ownership of the collateral would revert to the Group. Detailed below is the value of the collateral held by the Group at 31 March: 2017 Restated 2016 €m €m Sovereign – 3,415 Supranational – – – 3,415 In respect of financial instruments used by the Group’s treasury function, the aggregate credit risk the Group may have with one counterparty is limited by (i) reference to the long-term credit ratings assigned for that counterparty by Moody’s, Fitch Ratings and Standard & Poor’s; (ii) that counterparty’s five year credit default swap (‘CDS’) spread; and (iii) the sovereign credit rating of that counterparty’s principal operating jurisdiction. Furthermore, collateral support agreements were introduced from the fourth quarter of 2008. Under collateral support agreements the Group’s exposure to a counterparty with whom a collateral support agreement is in place is reduced to the extent that the counterparty must post cash collateral when there is value due to the Group under outstanding derivative contracts that exceeds a contractually agreed threshold amount. When value is due to the counterparty the Group is required to post collateral on identical terms. Such cash collateral is adjusted daily as necessary. In the event of any default, ownership of the cash collateral would revert to the respective holder at that point. Detailed below is the value of the cash collateral, which is reported within short-term borrowings, held by the Group at 31 March: 2017 Restated 2016 €m €m Cash collateral 2,654 3,588 The majority of the Group’s trade receivables are due for maturity within 90 days and largely comprise amounts receivable from consumers and business customers. At 31 March 2017 €3,322 million (2016: €4,082 million) of trade receivables were not yet due for payment. Overdue trade receivables consisted of €789 million (2016: €1,636 million) relating to the Europe region, and €423 million (2016: €318 million) relating to the AMAP region. Financial statements are monitored by management and provisions for bad and doubtful debts raised where it is deemed appropriate. The following table presents ageing of receivables that are past due and provisions for doubtful receivables that have been established: 2017 Restated 2016 Gross receivables Less provisions Net receivables Gross receivables Less provisions Net receivables €m €m €m €m €m €m 30 days or less 730 (27) 703 919 (344) 575 Between 31 and 60 days 125 (23) 102 330 (87) 243 Between 61 and 180 days 648 (258) 390 498 (113) 385 Greater than 180 days 1,423 (1,077) 346 1,401 (650) 751 2,926 (1,385) 1,541 3,148 (1,194) 1,954 Concentrations of credit risk with respect to trade receivables are limited given that the Group’s customer base is large and unrelated. Due to this, management believes there is no further credit risk provision required in excess of the normal provision for bad and doubtful receivables. Amounts charged to administrative expenses during the year ended 31 March 2017 were €589 million (2016: €679 million) (see note 15 “Trade and other receivables”). As discussed in note 30 “Contingent liabilities and legal proceedings”, the Group has covenanted to provide security in favour of the trustee of the Vodafone Group UK Pension Scheme in respect of the funding deficit in the scheme. The security takes the form of an English law pledge over UK index-linked government bonds. Liquidity risk At 31 March 2017 the Group had €4.0 billion and US$4.1 billion syndicated committed undrawn bank facilities which support the US$15 billion and €8.0 billion commercial paper programme available to the Group. The Group uses commercial paper and bank facilities to manage short-term liquidity and manages long-term liquidity by raising funds in the capital markets. The euro syndicated committed facility has a maturity date of 28 March 2021. The US$ syndicated committed facility has a maturity date of 27 February 2022. Both facilities have remained undrawn throughout the financial year and since year end and provide liquidity support.

Vodafone Group Plc Annual Report on Form 20-F 2017 151 Overview Strategy Performance Governance Additional information The Group manages liquidity risk on long-term borrowings by maintaining a varied maturity profile with a cap on the level of debt maturity in any one calendar year, therefore minimising refinancing risk. Long-term borrowings mature between one and 39 years. Liquidity is reviewed daily on at least a 12 month rolling basis and stress tested on the assumption that all commercial paper outstanding matures and is not reissued. The Group maintains substantial cash and cash equivalents which at 31 March 2017 amounted to €8,835 million (2016: €12,922 million). Market risk Interest rate management Under the Group’s interest rate management policy, interest rates on monetary assets and liabilities denominated in euros, US dollars and sterling are maintained on a floating rate basis except for periods up to six years where interest rate fixing has to be undertaken in accordance with treasury policy. The policy also allows euros, US dollars and sterling to be moved to a fixed rate basis if interest rates are statistically low. Where assets and liabilities are denominated in other currencies interest rates may also be fixed. In addition, fixing is undertaken for longer periods when interest rates are statistically low. For each one hundred basis point rise in market interest rates for all currencies in which the Group had borrowings at 31 March 2017 there would be an increase in profit before tax by approximately €470 million (2016: approximately €29 million) including mark-to-market revaluations of interest rate and other derivatives and the potential interest on outstanding tax issues. There would be no material impact on equity. At 31 March 2017 other than USD denominated liabilities, which are retained in order to hedge foreign exchange movements arising from our investment in VZ Communication loan notes, substantially all of our outstanding liabilities are held on a fixed interest rate basis in accordance with treasury policy. Foreign exchange management As Vodafone’s primary listing is on the London Stock Exchange its share price is quoted in sterling. Since the sterling share price represents the value of its future multi-currency cash flows, principally in euro, South African rand and sterling, the Group maintains the currency of debt and interest charges in proportion to its expected future principal cash flows and has a policy to hedge external foreign exchange risks on transactions denominated in other currencies above certain de minimis level. At 31 March 2017 19% of net debt was denominated in currencies other than euro (8% US dollar, 5% South African rand and 6% other). This allows US dollar, South African rand and other debt to be serviced in proportion to expected future cash flows and therefore provides a partial hedge against income statement translation exposure, as interest costs will be denominated in foreign currencies. Under the Group’s foreign exchange management policy, foreign exchange transaction exposure in Group companies is generally maintained at the lower of €5 million per currency per month or €15 million per currency over a six month period. The Group recognises foreign exchange movements in equity for the translation of net investment hedging instruments and balances treated as investments in foreign operations. However, there is no net impact on equity for exchange rate movements on net investment hedging instruments as there would be an offset in the currency translation of the foreign operation. At 31 March 2017 the Group held financial liabilities in a net investment against the Group’s South African rand. Sensitivity to foreign exchange movements on the hedging liabilities, analysed against a strengthening of the South African rand by 18% would result in a decrease in equity of €493 million which would be fully offset by foreign exchange movements on the hedged net assets. At 31 March 2016 the Group held financial liabilities in a net investment against the Group’s consolidated euro net assets. Subsequent to the change in the Company’s functional currency and the Group’s presentation currency from sterling to euro with effect from 1 April 2017, the Group’s primary foreign exchange exposure is to South African rand (2016: euro). The following table details the Group’s sensitivity of the Group’s adjusted operating profit to a strengthening of the Group’s major currency in which it transacts. The percentage movement applied to the currency is based on the average movements in the previous three annual reporting periods. Amounts are calculated by retranslating the operating profit of each entity whose functional is South African rand. 2017 Restated 2016 €m €m ZAR 18% change (2016: 20%) – Operating profit1 249 251 Euro no change (2016: 8%) – Operating profit1,2 – 138 Notes: 1 Operating profit before impairment losses and other income and expense. 2 The Group is predominantly exposed to South African rand following the change in the functional currency from sterling to euro. At 31 March 2017 the Group’s sensitivity to foreign exchange movements, analysed against a strengthening of the US dollar by 11% (2016: 8%) on its external US dollar exposure, would decrease the profit before tax by €100 million (2016: €76 million). Foreign exchange on certain sterling balances analysed against a 10% strengthening of sterling would decrease the profit before tax by €262 million (2016: €nil). Equity risk There is no material equity risk relating to the Group’s equity investments which are detailed in note 13 “Other investments”. The Group has hedged its exposure under the subordinated mandatory convertible bonds to any future movements in its share price by an option strategy designed to hedge the economic impact of share price movements during the term of the bonds. As at 31 March 2017 the Group’s sensitivity to a movement of 7% (2016: 5%) in its share price would result in an increase or decrease in profit before tax of approximately €236 million (2016: €182 million).

152 Vodafone Group Plc Annual Report on Form 20-F 2017 Notes to the consolidated financial statements (continued) Fair value of financial instruments The table below sets out the valuation basis1 of financial instruments held at fair value by the Group at 31 March. Level 12 Level 23 Total 2017 €m Restated 2016 €m 2017 €m Restated 2016 €m 2017 €m Restated 2016 €m Financial assets: Fair value through the income statement – – 4,323 2,466 4,323 2,466 Derivative financial instruments: Interest rate swaps – – 2,460 3,049 2,460 3,050 Cross-currency interest rate swaps – – 1,707 2,056 1,707 2,055 Options – – 12 46 12 46 Foreign exchange contracts – – 103 292 103 292 Interest rate futures – – 3 5 3 5 – – 8,608 7,914 8,608 7,914 Financial investments available-for-sale: Listed equity securities4 3 3 – – 3 3 Unlisted equity securities4 – – 82 104 82 104 3 3 82 104 85 107 3 3 8,690 8,018 8,693 8,021 Financial liabilities: Derivative financial instruments: Interest rate swaps – – 614 1,147 614 1,147 Cross-currency interest rate swaps – – 1,324 675 1,324 675 Options – – 63 81 63 81 Foreign exchange contracts – – 76 75 76 75 – – 2,077 1,978 2,077 1,978 Notes: 1 There were no changes made during the year to valuation methods or the processes to determine classification and no transfers were made between the levels in the fair value hierarchy. 2 Level 1 classification comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets for identical assets or liabilities. 3 Level 2 classification comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Derivative financial instrument fair values are present values determined from future cash flows discounted at rates derived from market sourced data. 4 Listed and unlisted securities are classified as held for sale financial assets and fair values are derived from observable quoted market prices for similar items. Details are included in note 13 “Other investments”. Fair value and carrying value information The fair values and carrying values of the Group’s financial assets and financial liabilities held at amortised cost are set out in the table below1. Unless otherwise stated, the valuation basis is Level 2, comprising financial instruments where fair value is determined from inputs other than quoted prices observable for the asset or liability either directly or indirectly. The fair value of bonds are based on Level 1 of the fair value hierarchy, using unadjusted quoted market prices for identical assets or liabilities. Fair value Carrying value 2017 €m Restated 2016 €m 2017 €m Restated 2016 €m Cash and cash equivalents2 8,835 12,922 8,835 12,922 Cash and other investments held in restricted deposits2 1,109 1,000 1,109 1,000 Other debt and bonds3 4,062 6,389 4,062 6,389 14,006 20,311 14,006 20,311 Short-term borrowings: Bonds4 (2,908) (2,575) (2,904) (2,571) Commercial paper5 (3,648) (9,353) (3,648) (9,353) Bank loans and other short-term borrowings5 (5,532) (8,346) (5,499) (8,336) (12,088) (20,274) (12,051) (20,260) Long-term borrowings: Bonds4 (30,635) (27,435) (31,477) (27,993) Bank loans and other long-term borrowings5 (3,074) (9,182) (3,046) (9,096) (33,709) (36,617) (34,523) (37,089) (31,791) (36,580) (32,568) (37,038) Notes: 1 The Group’s trade and other receivables and trade and other payables are not shown in the table above. The carrying amounts of both categories approximate their fair values. 2 Cash and cash equivalents are held by the Group on a short-term basis with all having a maturity of three months or less. The carrying value approximates their fair value. 3 Other debt and bonds is predominantly comprised of loan notes from Verizon Communications Inc. (see note 13 “Other investments”), collateral paid on derivative financial instruments and short term investments in funds where the underlying assets are supply chain receivables. 4 The Group’s bonds are held at amortised cost with fair values available from market observable prices. 5 Commercial paper and other bank loans are held at amortised cost with fair values calculated from market observable data where appropriate.

Vodafone Group Plc Annual Report on Form 20-F 2017 153 Overview Strategy Performance Governance Additional information Net financial instruments The table below shows the Group’s financial assets and liabilities that are subject to offset in the balance sheet and the impact of enforceable master netting or similar agreements. At 31 March 2017 Related amounts not set off in the balance sheet Gross amount €m Amount set off €m Amounts presented in balance sheet €m Right of set off with derivative counterparties €m Cash collateral €m Net amount €m Derivative financial assets 4,282 – 4,282 (1,505) (2,654) 123 Derivative financial liabilities (2,077) – (2,077) 1,505 384 (188) Total 2,205 – 2,205 – (2,270) (65) At 31 March 2016 restated Related amounts not set off in the balance sheet Gross amount €m Amount set off €m Amounts presented in balance sheet €m Right of set off with derivative counterparties €m Cash collateral €m Net amount €m Derivative financial assets 5,443 – 5,443 (1,538) (3,588) 317 Derivative financial liabilities (1,978) – (1,978) 1,538 139 (301) Total 3,465 – 3,465 – (3,449) 16 Financial assets and liabilities are offset and the amount reported in the consolidated balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. Derivative financial instruments that do not meet the criteria for offset could be settled net in certain circumstances under ISDA (International Swaps and Derivatives Association) agreements where each party has the option to settle amounts on a net basis in the event of default from the other. Collateral may be offset and net settled against derivative financial instruments in the event of default by either party. The aforementioned collateral balances are recorded in “other short-term investments” or “short-term debt” respectively. 24. This note details the total amounts earned by the Company’s Directors and members of the Executive Committee. Directors Aggregate emoluments of the Directors of the Company were as follows: 2017 Restated 2016 Restated 2015 €m €m €m Salaries and fees 4 5 5 Incentive schemes1 2 4 4 Other benefits2 1 1 1 7 10 10 Notes: 1 Excludes gains from long-term incentive plans. 2 Includes the value of the cash allowance taken by some individuals in lieu of pension contributions. The aggregate gross pre-tax gain made on the exercise of share options in the year ended 31 March 2017 by one Director who served during the year was €0.7 million (2016: one Director, €0.2 million; 2015: one Director, €<€0.1 million). Key management compensation Aggregate compensation for key management, being the Directors and members of the Executive Committee, was as follows: 2017 Restated 2016 Restated 2015 €m €m €m Short-term employee benefits 24 30 23 Share-based payments 25 26 23 49 56 46

154 Vodafone Group Plc Annual Report on Form 20-F 2017 Notes to the consolidated financial statements (continued) This note shows the average number of people employed by the Group during the year, in which areas of our business our employees work and where they are based. It also shows total employment costs. 2017 2016 2015 Employees Employees Employees By activity: Operations 18,207 18,869 17,602 Selling and distribution 38,252 38,325 35,629 Customer care and administration 55,097 54,490 52,069 111,556 111,684 105,300 By segment: Germany 14,478 14,862 14,520 Italy 6,601 6,676 6,757 Spain 5,118 5,935 5,324 UK 13,238 13,323 12,437 Other Europe 15,801 16,058 15,190 Europe 55,236 56,854 54,228 India (Discontinued operations) 13,187 13,346 12,303 Vodacom 7,590 7,515 7,260 Other Africa, Middle East and Asia-Pacific 14,183 14,262 14,312 Africa, Middle East and Asia-Pacific 34,960 35,123 33,875 Common Functions 21,360 19,707 17,197 Total 111,556 111,684 105,300 The cost incurred in respect of these employees (including Directors) was: 2017 Restated 2016 Restated 2015 €m €m €m Wages and salaries 4,630 4,759 4,265 Social security costs 582 621 563 Other pension costs (note 26) 212 270 239 Share-based payments (note 27) 95 154 104 5,519 5,804 5,171 India (Discontinued operations) 217 212 182 Total 5,736 6,016 5,353 The Group has dialogue with recognised labour unions if required. In particular, there are regular meetings with the Vodafone European Employee Consultative Council (the ‘EECC’). The delegates of this body are locally elected Vodafone employee representatives, most of them union and works council members. There has been no material disruption to operations as a result of union activity during the financial year.

Vodafone Group Plc Annual Report on Form 20-F 2017 155 Overview Strategy Performance Governance Additional information We operate a number of defined benefit and defined contribution pension plans for our employees. The Group’s largest defined benefit scheme is in the UK. For further details see “Critical accounting judgements and key sources of estimation uncertainty” in note 1 “Basis of preparation” to the consolidated financial statements. Accounting policies For defined benefit retirement plans, the difference between the fair value of the plan assets and the present value of the plan liabilities is recognised as an asset or liability on the statement of financial position. Scheme liabilities are assessed using the projected unit funding method and applying the principal actuarial assumptions at the reporting period date. Assets are valued at market value. Actuarial gains and losses are taken to the statement of comprehensive income as incurred. For this purpose, actuarial gains and losses comprise both the effects of changes in actuarial assumptions and experience adjustments arising because of differences between the previous actuarial assumptions and what has actually occurred. The return on plan assets, in excess of interest income, is also taken to other comprehensive income. Other movements in the net surplus or deficit are recognised in the income statement, including the current service cost, any past service cost and the effect of any settlements. The interest cost less the expected interest income on assets is also charged to the income statement. The amount charged to the income statement in respect of these plans is included within operating costs or in the Group’s share of the results of equity accounted operations, as appropriate. Cumulative actuarial gains and losses at 1 April 2004, the date of transition to IFRS, were recognised in the statement of financial position. The Group contributions to defined contribution pension plans are charged to the income statement as they fall due. Background At 31 March 2017 the Group operated a number of pension plans for the benefit of its employees throughout the world, with varying rights and obligations depending on the conditions and practices in the countries concerned. The Group’s pension plans are provided through both defined benefit and defined contribution arrangements. Defined benefit schemes provide benefits based on the employees’ length of pensionable service and their final pensionable salary or other criteria. Defined contribution schemes offer employees individual funds that are converted into benefits at the time of retirement. The Group operates defined benefit schemes in Germany, Ghana, India, Ireland, Italy, the UK and the United States. Defined contribution pension schemes are currently provided in Australia, Egypt, Germany, Greece, Hungary, India, Ireland, Italy, the Netherlands, New Zealand, Portugal, South Africa, Spain and the UK. Income statement expense 2017 Restated 2016 Restated 2015 €m €m €m Defined contribution schemes 192 214 190 Defined benefit schemes 20 56 49 Total amount charged to income statement (note 25) 212 270 239

Vodafone Group Plc Annual Report 156 on Form 20-F 2017 Notes to the consolidated financial statements (continued) Defined benefit schemes Vodafone Group’s retirement policy is to provide competitive pension provision, in each operating country, in line with the market median for that location. Vodafone Group’s preferred retirement provision is focused on Defined Contribution (‘DC’) arrangements and/or State provision for future service. The Group’s main defined benefit funding liability is the Vodafone UK Group Pension Scheme (‘Vodafone UK plan’). Since June 2014 the plan has consisted of two segregated sections the Vodafone Section and the Cable & Wireless Section. Both sections are closed to new entrants and to future accrual. The Group also operates unfunded plans in Germany and funded plans in Ireland. Defined benefit pension provision exposes the Group to actuarial risks such as longer than expected longevity of participants, lower than expected return on investments and higher than expected inflation, which may increase the liabilities or reduce the value of assets of the schemes. The defined benefit schemes are administered by Trustee Boards who are legally separate from the Group and consist of representatives who are employees, former employees or are independent from the Company. The Boards of the pension schemes are required by legislation to act in the best interest of the participants, set the investment strategy and contribution rates and are subject to statutory funding objectives. The Vodafone UK plan is registered as an occupational pension plan with HMRC and is subject to UK legislation and operates within the framework outlined by the Pensions Regulator. UK legislation requires that pension schemes are funded prudently and that valuations are undertaken at least every three years. Separate valuations are required for the Vodafone Section and CWW Section. Within 15 months of each valuation date, the plan trustees and the Group must agree any contributions required to ensure that the plan is fully funded over time on a suitably prudent measure. The publication by the International Accounting Standards Board in June 2015 of its Exposure Draft of amendments to IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, has provided additional clarity on the role of trustees’ rights in an assessment of the recoverability of a surplus in an employee pension fund. The trustees of the Vodafone UK plan have neither a unilateral right to wind up the plan nor a unilateral right to improve members’ benefits. The trustees obtain regular actuarial valuations to check whether the statutory funding objective is met and whether a recovery plan is required to restore funding to the level of the agreed technical provisions. The previous valuations for the Vodafone and CWW Sections of the Vodafone UK plan were carried out as at 31 March 2013 resulting in the Group paying a special one-off contributions totalling £365 million (€442 million) in April 2014 (£325 million (€394 million) into the Vodafone Section and £40 million (€48 million) into the CWW Section). No further contributions were due in respect of the deficit revealed at the 2013 valuation. The most recent triennial actuarial valuation is currently being undertaken by independent actuaries appointed by the plan trustees, with an effective date of 31 March 2016. The preliminary results indicate that due to falls in government bond yields since the 2013 valuation, it is likely that additional deficit payments will be required. The valuation results and recovery plan are currently being agreed by the trustees and the Company. Funding plans are individually agreed for each of the Group’s defined benefit pension schemes with the respective trustees, taking into account local regulatory requirements. It is expected that ordinary contributions relating to future service of €133 million will be paid into the Group’s defined benefit pension schemes during the year ending 31 March 2018. The Group has also provided certain guarantees in respect of the Vodafone UK plan; further details are provided in note 30 “Contingent liabilities and legal proceedings” to the consolidated financial statements. Actuarial assumptions The Group’s scheme liabilities are measured using the projected unit credit method using the principal actuarial assumptions set out below: 2017 2016 2015% % % Weighted average actuarial assumptions used at 31 March1: Rate of inflation2 3.0 2.8 3.0 Rate of increase in salaries 2.6 2.6 2.8 Discount rate 2.6 3.2 3.0 Notes: 1 Figures shown represent a weighted average assumption of the individual schemes. 2 The rate of increase in pensions in payment and deferred payment is the rate of inflation. Mortality assumptions used are based on recommendations from the individual scheme actuaries which include adjustments for the experience of the Group where appropriate. The Group’s largest scheme is the Vodafone UK plan. Further life expectancies assumed for the UK schemes are 24.1/25.4 years (2016: 24.0/25.3 years; 2015: 24.5/25.8 years) for a male/female pensioner currently aged 65 and 26.7/28.3 years (2016: 65 and 26.6/28.1 years; 2015: 27.1/28.7 years) from age 65 for a male/female non-pensioner member currently aged 40. Charges made to the consolidated income statement and consolidated statement of comprehensive income (‘SOCI’) on the basis of the assumptions stated above are: 2017 Restated 2016 Restated 2015 €m €m €m Current service cost 43 45 45 Past service costs (27) – – Net interest charge 4 11 4 Total included within staff costs 20 56 49 Actuarial losses/(gains) recognised in the SOCI1 274 (216) 369 Note: 1 Amounts disclosed in the SOCI are stated net of a €2 million tax credit (2016: €42 million tax charge; 2015: €78 million tax credit).

Vodafone Group Plc Annual Report on Form 20-F 2017 157 Overview Strategy Performance Governance Additional information The past service costs includes the results of a Pension Increase Exchange (‘PIE’) exercise carried out in the main UK defined benefit scheme between June and October 2016. All eligible pensioners were given the opportunity to exchange future increases on part or all of their pension and receive a higher pension immediately. If they accepted the offer (after taking financial advice), they no longer receive future increases on that part of their pension, the net impact of which was to reduce the future liabilities of the scheme. Fair value of the assets and present value of the liabilities of the schemes The amount included in the statement of financial position arising from the Group’s obligations in respect of its defined benefit schemes is as follows: Assets Liabilities Net deficit €m €m €m 1 April 2015 restated 6,857 (7,407) (550) Service cost – (49) (49) Interest income/(cost) 203 (214) (11) Return on plan assets excluding interest income (206) – (206) Actuarial gains arising from demographic assumptions – 96 96 Actuarial gains arising from changes in financial assumptions – 381 381 Actuarial losses arising from experience adjustments – (55) (55) Employer cash contributions 37 – 37 Member cash contributions 10 (10) – Benefits paid (161) 161 – Exchange rate movements (505) 502 (3) Other movements (6) 25 19 31 March 2016 restated 6,229 (6,570) (341) Reclassification as held for sale – 12 12 6,229 (6,558) (329) Service cost – 16 16 Interest income/(cost) 190 (194) (4) Return on plan assets excluding interest income 818 – 818 Actuarial losses arising from changes in financial assumptions – (1,204) (1,204) Actuarial gains arising from experience adjustments – 112 112 Employer cash contributions 24 – 24 Member cash contributions 8 (8) – Benefits paid (180) 180 – Exchange rate movements (403) 403 – Other movements 23 (50) (27) 31 March 2017 6,709 (7,303) (594) An analysis of net deficit assets is provided below for the Group as a whole. 2017 Restated 2016 Restated 2015 Restated 2014 Restated 2013 €m €m €m €m €m Analysis of net deficit: Total fair value of scheme assets 6,709 6,229 6,857 4,652 4,413 Present value of funded scheme liabilities (7,222) (6,487) (7,316) (5,237) (5,024) Net deficit for funded schemes (513) (258) (459) (585) (611) Present value of unfunded scheme liabilities (81) (83) (91) (80) (14) Net deficit (594) (341) (550) (665) (625) Net deficit is analysed as: Assets1 57 224 234 42 62 Liabilities (651) (565) (784) (707) (687) Note: 1 Pension assets are deemed to be recoverable and there are no adjustments in respect of minimum funding requirements as future economic benefits are available to the Company either in the form of future refunds or, for plans still open to benefit accrual, in the form of possible reductions in future contributions.

158 Vodafone Group Plc Annual Report on Form 20-F 2017 Notes to the consolidated financial statements (continued) An analysis of net assets/(deficit) is provided below for the Group’s largest defined benefit pension scheme in the UK, which is a funded scheme. Following the merger of the Vodafone UK plan and the CWWRP plan on 6 June 2014 the assets and liabilities of the CWW Section are segregated from the Vodafone Section and hence are reported separately below. CWW Section1 Vodafone Section2 2017 Restated 2016 Restated 2015 Restated 2014 Restated 2013 2017 Restated 2016 Restated 2015 Restated 2014 Restated 2013 €m €m €m €m €m €m €m €m €m €m Analysis of net assets/(deficit): Total fair value of scheme assets 2,894 2,762 3,114 2,155 2,165 2,654 2,408 2,645 1,626 1,574 Present value of scheme liabilities (2,842) (2,543) (2,884) (2,097) (2,221) (2,962) (2,548) (2,951) (2,030) (1,952) Net assets/(deficit) 52 219 230 58 (56) (308) (140) (306) (404) (378) Net assets/(deficit) are analysed as: Assets3 52 219 230 58 – – – – – – Liabilities – – – – (56) (308) (140) (306) (404) (378) Notes: 1 Cable & Wireless Worldwide Retirement Plan until 6 June 2014. 2 Vodafone UK plan until 6 June 2014. 3 Pension assets are deemed to be recoverable and there are no adjustments in respect of minimum funding requirements as future economic benefits are available to the Company either in the form of future refunds or, for plans still open to benefit accrual, in the form of possible reductions in future contributions. Duration of the benefit obligations The weighted average duration of the defined benefit obligation at 31 March 2017 is 22.9 years (2016: 22.3 years; 2015: 22.7 years). Fair value of pension assets 2017 Restated 2016 €m €m Cash and cash equivalents 104 110 Equity investments: With quoted prices in an active market 1,938 1,881 Without quoted prices in an active market 413 199 Debt instruments: With quoted prices in an active market 3,982 3,474 Without quoted prices in an active market 461 – Property: With quoted prices in an active market 30 10 Without quoted prices in an active market 78 19 Derivatives:1 With quoted prices in an active market (1,218) (369) Without quoted prices in an active market (1) – Investment fund 299 292 Annuity policies – Without quoted prices in an active market 623 613 Total 6,709 6,229 Note: 1 Derivatives include collateral held in the form of cash. The schemes have no direct investments in the Group’s equity securities or in property currently used by the Group. Each of the plans manages risks through a variety of methods and strategies including equity protection, to limit downside risk in falls in equity markets, inflation and interest rate hedging and, in the CWW Section of the Vodafone UK plan, a substantial insured pensioner annuity policy. The CWW Section annuity policy fully matches the pension obligations of those pensioners insured, and therefore the fair value has been set equal to the present value of the related obligations. Investment funds of €299 million at 31 March 2017 include €278 million of investments in diversified alternate beta funds held in the Vodafone Section of the Vodafone UK plan. Plan assets have been measured at fair value in accordance with IFRS 13 “Fair Value Measurement”. The actual return on plan assets over the year to 31 March 2017 was a gain of €1,008 million (2016: €3 million loss).

Vodafone Group Plc Annual Report on Form 20-F 2017 159 Overview Strategy Performance Governance Additional information Sensitivity analysis Measurement of the Group’s defined benefit retirement obligation is sensitive to changes in certain key assumptions. The sensitivity analysis below shows how a reasonably possible increase or decrease in a particular assumption would, in isolation, result in an increase or decrease in the present value of the defined benefit obligation as at 31 March 2017. Rate of inflation Rate of increase in salaries Discount rate Life expectancy Decrease by 0.5% €m Increase by 0.5% €m Decrease by 0.5% €m Increase by 0.5% €m Decrease by 0.5% €m Increase by 0.5% €m Increase by 1 year €m Decrease by 1 year €m (Decrease)/increase in present value of defined obligation (585) 666 (4) 4 868 (741) 199 (199) The sensitivity analysis may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another. In presenting this sensitivity analysis, the change in the present value of the defined benefit obligation has been calculated on the same basis as prior years using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognised in the statement of financial position. We have a number of share plans used to award shares to Directors and employees as part of their remuneration package. A charge is recognised over the vesting period in the consolidated income statement to record the cost of these, based on the fair value of the award on the grant date. Accounting policies The Group issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions. A corresponding increase in retained earnings is also recognised. Some share awards have an attached market condition, based on total shareholder return (‘TSR’), which is taken into account when calculating the fair value of the share awards. The valuation for the TSR is based on Vodafone’s ranking within the same group of companies, where possible, over the past five years. The fair value of awards of non-vested shares is an average calculation of the closing price of the Group’s shares on the days prior to the grant date, adjusted for the present value of the delay in receiving dividends where appropriate. The maximum aggregate number of ordinary shares which may be issued in respect of share options or share plans will not (without shareholder approval) exceed: –– 10% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans; and –– 5% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans, other than any plans which are operated on an all-employee basis. Share options Vodafone Group executive plans No share options have been granted to any Directors or employees under the Company’s discretionary share option plans in the year ended 31 March 2017. There are options outstanding under the Vodafone Global Incentive Plan. These options are normally exercisable between three and ten years from the date of grant. The vesting of some of these options was subject to satisfaction of performance conditions. Grants made to US employees are made in respect of American Depositary Shares (‘ADS’). Vodafone Group Sharesave Plan The Vodafone Group 2008 Sharesave Plan enables UK staff to acquire shares in the Company through monthly savings of up to £375 (increased from £250) over a three and/or five year period, at the end of which they may also receive a tax-free bonus. The savings and bonus may then be used to purchase shares at the option price, which is set at the beginning of the invitation period and usually at a discount of 20% to the then prevailing market price of the Company’s shares. Share plans Vodafone Group executive plans Under the Vodafone Global Incentive Plan awards of shares are granted to Directors and certain employees. The release of these shares is conditional upon continued employment and for some awards achievement of certain performance targets measured over a three year period. Vodafone Share Incentive Plan The Vodafone Share Incentive Plan enables UK staff to acquire shares in the Company through monthly purchases of up to £125 per month or 5% of salary, whichever is lower. For each share purchased by the employee, the Company provides a free matching share. Following a review of the UK all-employee plans it was decided that with effect from 1 April 2017 employees would no longer be able to contribute to the Share Incentive Plan and would therefore no longer receive matching shares.

160 Vodafone Group Plc Annual Report on Form 20-F 2017 Movements in outstanding ordinary share options Ordinary share options 2017 2016 2015 Millions Millions Millions 1 April 24 25 27 Granted during the year 31 7 7 Forfeited during the year (1) (1) (2) Exercised during the year (7) (5) (6) Expired during the year (6) (2) (1) 31 March 41 24 25 Weighted average exercise price: 1 April £1.62 £1.49 £1.42 Granted during the year £1.61 £1.89 £1.56 Forfeited during the year £1.66 £1.54 £1.45 Exercised during the year £1.50 £1.42 £1.25 Expired during the year £1.75 £1.59 £1.45 31 March £1.61 £1.62 £1.49 Summary of options outstanding and exercisable at 31 March 2017 Outstanding Exercisable Weighted Weighted average average Weighted remaining Weighted remaining Outstanding average contractual Exercisable average contractual shares exercise life shares exercise life Millions price Months Millions price Months Vodafone Group savings related and Sharesave Plan: £1.01 – £2.00 41 £1.61 27 – – – Share awards Movements in non-vested shares are as follows: 2017 2016 2015 Weighted Weighted Weighted average fair average fair average fair value at value at value at Millions grant date Millions grant date Millions grant date 1 April 198 £1.77 217 £1.56 243 £1.44 Granted 74 £1.97 63 £2.22 83 £1.63 Vested (47) £1.77 (32) £1.80 (62) £1.35 Forfeited (47) £1.57 (50) £1.40 (47) £1.35 31 March 178 £1.91 198 £1.77 217 £1.56 Other information The total fair value of shares vested during the year ended 31 March 2017 was £83 million (2016: £58 million; 2015: £84 million). The compensation cost included in the consolidated income statement in respect of share options and share plans was €95 million (2016: €154 million; 2015: €104 million) which is comprised principally of equity-settled transactions. The average share price for the year ended 31 March 2017 was 216.2 pence (2016: 224.2 pence; 2015: 212.7 pence). Notes to the consolidated financial statements (continued)

Vodafone Group Plc Annual Report on Form 20-F 2017 161 Overview Strategy Performance Governance Additional information We completed a number of acquisitions and disposals during the year, most significantly, the combination of our operations in the Netherlands with those of Liberty Global plc to form VodafoneZiggo, a 50:50 joint venture, details of which are set out below. For further details see “Critical accounting judgements and key sources of estimation uncertainty” in note 1 “Basis of preparation” to the consolidated financial statements. Accounting policies Business combinations Acquisitions of subsidiaries are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued by the Group. Acquisition-related costs are recognised in the income statement as incurred. The acquiree’s identifiable assets and liabilities are recognised at their fair values at the acquisition date. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree, if any, over the net amounts of identifiable assets acquired and liabilities assumed at the acquisition date. The interest of the non-controlling shareholders in the acquiree may initially be measured either at fair value or at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets acquired, liabilities and contingent liabilities assumed. The choice of measurement basis is made on an acquisition-by-acquisition basis. Acquisition of interests from non-controlling shareholders In transactions with non-controlling parties that do not result in a change in control, the difference between the fair value of the consideration paid or received and the amount by which the non-controlling interest is adjusted is recognised in equity. Acquisitions The aggregate cash consideration in respect of purchases of interests in subsidiaries, net of cash acquired, is as follows: €m Cash consideration paid: Acquisitions completed during the year 32 Net cash acquired (4) 28 During the 2017 financial year, the Group completed a number of acquisitions for an aggregate net cash consideration of €28 million. The aggregate fair values of goodwill, identifiable assets and liabilities of the acquired operations were €1 million, €34 million and €7 million respectively. No amount of goodwill is expected to be deductible for tax purposes. Disposals On 31 December 2016, we combined our operations in the Netherlands with those of Liberty Global plc to create VodafoneZiggo Group Holding B.V. (‘VodafoneZiggo’), a 50:50 joint venture providing national unified communications. As a result of the transaction, we no longer consolidate our previous interest in the Netherlands and account for our 50% interest in VodafoneZiggo as a Joint Venture using the equity method. The Group recognised a net gain on the formation of VodafoneZiggo of €1,275 million. €m Goodwill (855) Other intangible assets (1,415) Property, plant and equipment (1,164) Inventory (24) Trade and other receivables (302) Cash and cash equivalents1 (56) Current and deferred taxation 87 Short and long-term borrowings 1,000 Trade and other payables 387 Provisions 28 Net assets contributed into VodafoneZiggo (2,314) Fair value of investment in VodafoneZiggo2 2,970 Net cash proceeds arising from the transaction1,3 619 Net gain on formation of VodafoneZiggo4 1,275 Notes: 1 Included in purchase of interests in associates and joint ventures in the consolidated statement of cash flows. 2 The fair value of our initial investment in VodafoneZiggo is not observable in a quoted market. Accordingly, the fair value has been primarily determined with reference to the outcome of a discounted cash flow analysis. Certain significant inputs used in the valuation, such as forecasts of future cash flows, are based on our assumptions and are therefore unobservable. The valuation therefore falls under Level 3 of the fair value hierarchy. The weighted average cost of capital and terminal growth rate used to value our initial investment in VodafoneZiggo were 7.0% and 1.0% respectively. 3 Includes our 50% share of cash paid to both shareholders on creation of VodafoneZiggo (€1,422 million), together with an equalisation payment of €802 million made to Liberty Global plc. 4 Reported in other income and expense in the consolidated income statement. Includes €637 million related to the re-measurement of our retained interest in Vodafone Libertel B.V. Transaction costs of €35 million were charged in the consolidated income statement in the year.

162 Vodafone Group Plc Annual Report on Form 20-F 2017 Notes to the consolidated financial statements (continued) 29. Commitments A commitment is a contractual obligation to make a payment in the future, mainly in relation to leases and agreements to buy assets such as network infrastructure and IT systems. These amounts are not recorded in the consolidated statement of financial position since we have not yet received the goods or services from the supplier. The amounts below are the minimum amounts that we are committed to pay. Accounting policies Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership of the asset to the lessee. All other leases are classified as operating leases. Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments as determined at the inception of the lease. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in the income statement. Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term. Operating lease commitments The Group has entered into commercial leases on certain properties, network infrastructure, motor vehicles and items of equipment. The leases have various terms, escalation clauses, purchase options and renewal rights, none of which are individually significant to the Group. Future minimum lease payments under non-cancellable operating leases comprise: 2017 Restated 2016 €m €m Within one year 2,522 1,931 In more than one year but less than two years 1,487 1,386 In more than two years but less than three years 1,136 1,250 In more than three years but less than four years 882 1,008 In more than four years but less than five years 709 799 In more than five years 2,693 3,569 9,429 9,943 The total of future minimum sublease payments expected to be received under non-cancellable subleases is €584 million (2016: €502 million). Capital commitments Company and subsidiaries Share of joint operations Group 2017 €m Restated 2016 €m 2017 €m Restated 2016 €m 2017 €m Restated 2016 €m Contracts placed for future capital expenditure not provided in the financial statements1 2,052 2,471 88 123 2,140 2,594 Note: 1 Commitment includes contracts placed for property, plant and equipment and intangible assets. Acquisition commitments On 20 March 2017, Vodafone announced the agreement to combine its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers), with Idea Cellular, which is listed on the Indian Stock Exchanges, with the combined company to be jointly controlled by Vodafone and the Aditya Birla Group. Vodafone will own 45.1% of the combined company after transferring a stake of 4.9% to the Aditya Birla Group for circa INR39 billion (circa US$579 million) in cash concurrent with completion of the merger. The Aditya Birla Group will then own 26.0% and has the right to acquire more shares from Vodafone under an agreed mechanism with a view to equalising the shareholdings over time. If Vodafone and the Aditya Birla Group’s shareholdings in the combined company are not equal after four years, Vodafone will sell down shares in the combined company to equalise its shareholding to that of the Aditya Birla Group over the following five-year period. Until equalisation is achieved, the voting rights of the additional shares held by Vodafone will be restricted and votes will be exercised jointly under the terms of the shareholders’ agreement. The transaction is subject to approvals from the relevant regulatory authorities and is also subject to other customary closing conditions, including the absence of any material adverse change. Shareholder approval will be required from Idea shareholders under a scheme of arrangement. The transaction has a break-fee of INR33 billion (US$500 million) that would become payable under certain circumstances. It is anticipated that completion will take place during the 2018 calendar year. On 9 June 2016, Vodafone announced its intention to merge with Sky Network Television in New Zealand, thereby creating the country’s leading integrated telecommunications and media group. Vodafone will become a 51% shareholder in the combined group, will receive NZ$1.25 billion in cash and will look to realise the benefits of an estimated NZ$850 million NPV from synergies. Sky shareholders have voted in favour of the transaction but completion is still subject to local regulatory approvals. In February 2017, the New Zealand Commerce Commission (‘NZCC’) did not approve the proposed merger with Sky Network Television. We are reviewing the reasoning of the NZCC and have preserved the right to appeal the decision.

Vodafone Group Plc Annual Report on Form 20-F 2017 163 Overview Strategy Performance Governance Financials Additional information 30. Contingent liabilities and legal proceedings Contingent liabilities are potential future cash outflows, where the likelihood of payment is considered more than remote, but is not considered probable or cannot be measured reliably. 2017 Restated 2016 €m €m Performance bonds1 2,413 1,074 Other guarantees and contingent liabilities2 3,576 3,216 Notes: 1 Performance bonds require the Group to make payments to third parties in the event that the Group does not perform what is expected of it under the terms of any related contracts or commercial arrangements. 2 Other guarantees principally comprise Vodafone Group Plc’s guarantee of the Group’s 50% share of an AUD1.7 billion loan facility and a US$3.5 billion loan facility of its joint venture, Vodafone Hutchison Australia Pty Limited. UK pension schemes The Group’s main defined benefit scheme is the Vodafone UK Group Pension Scheme (the ‘Scheme’) which has two segregated sections, the Vodafone Section and the CWW Section, as detailed in note 26. The Group has covenanted to provide security in favour of the Vodafone UK Group Pension Scheme – Vodafone Section whilst a deficit remains for this section. The deficit is measured on a prescribed basis agreed between the Group and Trustee. The Group provides a combination of surety bonds and a charge over UK indexed gilts as the security. The level of the security has varied since inception in line with the movement in the Scheme deficit. At 31 March 2017 the Scheme retains security over €1.2 billion (notional value). The security may be substituted either on a voluntary or mandatory basis. The Company has also provided two guarantees to the Vodafone Section of the Scheme for a combined value up to €1.5 billion to provide security over the deficit under certain defined circumstances, including insolvency of the employers. The Company has also agreed a similar guarantee of up to €1.5 billion for the CWW Section. An additional smaller UK defined benefit scheme, the THUS Plc Group Scheme, has a guarantee from the Company for up to €130 million. Legal proceedings The Company and its subsidiaries are currently, and may from time to time become, involved in a number of legal proceedings, including inquiries from, or discussions with, governmental authorities that are incidental to their operations. However, save as disclosed below, the Company does not believe that it or its subsidiaries are currently involved in (i) any legal or arbitration proceedings (including any governmental proceedings which are pending or known to be contemplated) which may have, or have had in the 12 months preceding the date of this report, a material adverse effect on the financial position or profitability of the Company or its subsidiaries; or (ii) any material proceedings in which any of the Company’s Directors, members of senior management or affiliates are either a party adverse to the Company or its subsidiaries or have a material interest adverse to the Company or its subsidiaries. Due to inherent uncertainties, the Company cannot make any accurate quantification of any cost, or timing of such cost, which may arise from any of the legal proceedings referred to in this Annual Report, however costs in complex litigation can be substantial. Indian tax cases In August 2007 and September 2007, Vodafone India Limited (‘VIL’) and Vodafone International Holdings BV (‘VIHBV’) respectively received notices from the Indian tax authority alleging potential liability in connection with an alleged failure by VIHBV to deduct withholding tax from consideration paid to the Hutchison Telecommunications International Limited group (‘HTIL’) in respect of HTIL’s gain on its disposal to VIHBV of its interests in a wholly-owned Cayman Island incorporated subsidiary that indirectly holds interests in VIL. Following approximately five years of litigation in the Indian courts in which VIHBV sought to set aside the tax demand issued by the Indian tax authority, in January 2012 the Supreme Court of India handed down its judgement, holding that VIHBV’s interpretation of the Income Tax Act 1961 was correct, that the HTIL transaction in 2007 was not taxable in India, and that consequently, VIHBV had no obligation to withhold tax from consideration paid to HTIL in respect of the transaction. The Supreme Court of India quashed the relevant notices and demands issued to VIHBV in respect of withholding tax and interest. On 28 May 2012 the Finance Act 2012 became law. The Finance Act 2012, which amended various provisions of the Income Tax Act 1961 with retrospective effect, contained provisions intended to tax any gain on transfer of shares in a non-Indian company, which derives substantial value from underlying Indian assets, such as VIHBV’s transaction with HTIL in 2007. Further, it seeks to subject a purchaser, such as VIHBV, to a retrospective obligation to withhold tax. VIHBV received a letter on 3 January 2013 from the Indian tax authority reminding it of the tax demand raised prior to the Supreme Court of India’s judgement and purporting to update the interest element of that demand to a total amount of INR142 billion, which amount includes principal and interest as calculated by the Indian tax authority but does not include penalties. On 10 January 2014, VIHBV served an amended trigger notice on the Indian Government under the Netherlands-India Bilateral Investment Treaty (‘Dutch BIT’), supplementing a trigger notice filed on 17 April 2012, immediately prior to the Finance Act 2012 becoming effective, to add claims relating to an attempt by the Indian Government to tax aspects of the transaction with HTIL under transfer pricing rules. A trigger notice announces a party’s intention to submit a claim to arbitration and triggers a cooling off period during which both parties may seek to resolve the dispute amicably. Notwithstanding their attempts, the parties were unable to amicably resolve the dispute within the cooling off period stipulated in the Dutch BIT. On 17 April 2014, VIHBV served its notice of arbitration under the Dutch BIT, formally commencing the Dutch BIT arbitration proceedings. In June 2016, the tribunal was fully constituted with Sir Franklin Berman KCMG QC appointed as presiding arbitrator. The Indian Government has raised objections to the application of the treaty to VIHBV’s claims and to the jurisdiction of the tribunal under the Dutch BIT. The tribunal is considering these jurisdictional objections and has indicated it will determine shortly whether to decide the Indian Government’s objections to jurisdiction as a preliminary question.

164 Vodafone Group Plc Annual Report on Form 20-F 2017 30. Contingent liabilities and legal proceedings (continued) Separately, on 15 June 2015, Vodafone Group Plc and Vodafone Consolidated Holdings Limited served a trigger notice on the Indian Government under the United Kingdom-India Bilateral Investment Treaty (‘UK BIT’) in respect of retrospective tax claims under the Income Tax Act 1961 (as amended by the Finance Act 2012). Although relating to the same underlying facts as the claim under the Dutch BIT, the claim brought by Vodafone Group Plc and Vodafone Consolidated Holdings Limited is a separate and distinct claim under a different treaty. On 24 January 2017, Vodafone Group Plc and Vodafone Consolidated Holdings Limited served a Notice of Arbitration on the Indian Government formally commencing the arbitration. The Indian Government has failed to appoint a second arbitrator as required under the UK BIT and has objected to Vodafone’s request that the President of the International Court of Justice (as appointing authority under the UK BIT) appoint the second arbitrator to the tribunal. The Indian Government has indicated that it considers the arbitration under the UK BIT to be an abuse of process but this is strongly denied by Vodafone. On 12 February 2016, VIHBV received a notice dated 4 February 2016 of an outstanding tax demand of INR221 billion (which included interest accruing since the date of the original demand) along with a statement that enforcement action, including against VIHBV’s indirectly held assets in India would be taken if the demand was not satisfied. Separate proceedings in the Bombay High Court taken against VIHBV to seek to treat it as an agent of HTIL in respect of its alleged tax on the same transaction, as well as penalties of up to 100% of the assessed withholding tax for the alleged failure to have withheld such taxes, were listed for hearing at the request of the Indian Government on 21 April 2016 despite the issue having been ruled upon by the Supreme Court of India. The hearing has since been periodically listed and then adjourned or not reached hearing. VIHBV and Vodafone Group Plc will continue to defend vigorously any allegation that VIHBV or VIL is liable to pay tax in connection with the transaction with HTIL and will continue to exercise all rights to seek redress including pursuant to the Dutch BIT and the UK BIT. We have not recorded a provision in respect of the retrospective provisions of the Income Tax Act 1961 (as amended by the Finance Act 2012) and any tax demands based upon such provisions. Other Indian tax cases VIL and Vodafone India Services Private Limited (‘VISPL’) (formerly 3GSPL) are involved in a number of tax cases with total claims exceeding €2.6 billion plus interest, and penalties of up to 300% of the principal. VISPL tax claims VISPL has been assessed as owing tax of approximately €301 million (plus interest of €432 million) in respect of (i) a transfer pricing margin charged for the international call centre of HTIL prior to the 2007 transaction with Vodafone for HTIL assets in India; (ii) the sale of the international call centre by VISPL to HTIL; and (iii) the acquisition of and/or the alleged transfer of options held by VISPL for VIL. The first two of the three heads of tax are subject to an indemnity by HTIL. The larger part of the potential claim is not subject to any indemnity. VISPL unsuccessfully challenged the merits of the tax demand in the statutory tax tribunal and the jurisdiction of the tax office to make the demand in the High Court. The Tax Appeal Tribunal heard the appeal and ruled in the Tax Office’s favour. VISPL lodged an appeal (and stay application) in the Bombay High Court which was concluded in early May 2015. On 13 July 2015 the tax authorities issued a revised tax assessment reducing the tax VISPL had previously been assessed as owing in respect of (i) and (ii) above. In the meantime, (i) a stay of the tax demand on a deposit of £20 million and (ii) a corporate guarantee by VIHBV for the balance of tax assessed remain in place. On 8 October 2015, the Bombay High Court ruled in favour of Vodafone in relation to the options and the call centre sale. The Tax Office has appealed to the Supreme Court of India. A hearing has been adjourned until some time in July or August 2017 with no specified date. Indian regulatory cases Litigation remains pending in the Telecommunications Dispute Settlement Appellate Tribunal (‘TDSAT’), High Courts and the Supreme Court of India in relation to a number of significant regulatory issues including mobile termination rates (‘MTRs’), spectrum and licence fees, licence extension and 3G intra-circle roaming (‘ICR’). Public interest litigation: Yakesh Anand v Union of India, Vodafone and others The Petitioner brought a special leave petition in the Supreme Court of India on 30 January 2012 against the Government of India and mobile network operators, including VIL, seeking recovery of the alleged excess spectrum allocated to the operators, compensation for the alleged excess spectrum held in the amount of approximately €4.7 billion and a criminal investigation of an alleged conspiracy between government officials and the network operators. A claim with similar allegations was dismissed by the Supreme Court of India in March 2012, with an order that the Petitioner should pay a fine for abuse of process. The case is pending before the Supreme Court of India and is expected to be called for hearing at some uncertain future date. 3G inter-circle roaming: Vodafone India and others v Union of India In April 2013, the Indian Department of Telecommunications (‘DoT’) issued a stoppage notice to VIL’s operating subsidiaries and other mobile operators requiring the immediate stoppage of the provision of 3G services on other operators’ mobile networks in an alleged breach of licence claim. The DoT also imposed a fine of approximately €5.5 million. VIL applied to the Delhi High Court for an order quashing the DoT’s notice. Interim relief from the notice has been granted (but limited to existing customers at the time with the effect that VIL was not able to provide 3G services to new customers on other operators’ 3G networks pending a decision on the issue). The dispute was referred to the TDSAT for decision, which ruled on 28 April 2014 that VIL and the other operators were permitted to provide 3G services to their customers (current and future) on other operators’ networks. The DoT has appealed the judgement and sought a stay of the tribunal’s judgement. The DoT’s stay application was rejected by the Supreme Court of India. The matter is pending before the Indian Supreme Court of India. One time spectrum charges: VIL v Union of India The Indian Government has sought to impose one time spectrum charges of approximately €525 million on certain operating subsidiaries of VIL. VIL filed a petition before the TDSAT challenging the one time spectrum charges on the basis that they are illegal, violate VIL’s licence terms and are arbitrary, unreasonable and discriminatory. The tribunal stayed enforcement of the Government’s spectrum demand pending resolution of the dispute. The matter is due to go for final hearing before the Supreme Court of India, and will be listed in due course. Notes to the consolidated financial statements (continued)

Vodafone Group Plc Annual Report on Form 20-F 2017 165 Overview Strategy Performance Governance Financials Additional information Other public interest litigation Three public interest litigations have been initiated in the Supreme Court of India against the Indian Government and private operators on the grounds that the grant of additional spectrum beyond 4.4/6.2 MHz has been illegal. The cases seek appropriate investigation and compensation for the loss to the exchequer. Adjusted Gross Revenue (‘AGR’) dispute before the Supreme Court of India: VIL and others v Union of India VIL has challenged the tribunal’s judgement dated 23 April 2015 to the extent that it dealt with the calculation of AGR, upon which licence fees and spectrum usage charges are based. The cumulative impact of the inclusion of these components is approximately Rs. 2,200 Crores (€0.3 billion). The DoT also moved cross appeals challenging the tribunal’s judgement. In the hearing before the Supreme Court of India, the Court orally directed the DoT not to take any coercive steps in the matter, which was adjourned. On 29 February 2016, the Supreme Court of India ordered that the DoT may continue to raise demands for fees and charges, but may not enforce them until a final decision on the matter. Other cases in the Group Patent litigation Germany The telecoms industry is currently involved in significant levels of patent litigation brought by non-practising entities (‘NPEs’) which have acquired patent portfolios from current and former industry companies. Vodafone is currently a party to patent litigation cases in Germany brought against Vodafone Germany by Marthon, IPCom and Intellectual Ventures. Vodafone has contractual indemnities from suppliers which have been invoked in relation to the alleged patent infringement liability. Spain Vodafone Group Plc has been sued in Spain by TOT Power Control (‘TOT’), an affiliate of Top Optimized Technologies. The claim makes a number of allegations including patent infringement, with TOT seeking over €500 million from Vodafone Group Plc as well as an injunction against using the technology in question. Vodafone’s challenge of the appropriateness of Spain as a venue for this dispute has been denied. Vodafone Group Plc will appeal the denial. A hearing on TOT’s application for an injunction has taken place, and a decision is expected shortly. Germany: Mannesmann and Kabel Deutschland takeover – class actions The German courts are determining the adequacy of the mandatory cash offer made to minority shareholders in Vodafone’s takeover of Mannesmann. This matter has been ongoing since 2001. The German courts are also determining whether “squeeze out” compensation is payable to affected Mannesmann shareholders in a similar proceeding. In September 2014, the German courts awarded compensation to minority shareholders of Mannesmann in the amount of €229.58 per share, which would result in a pay-out of €19 million (plus €13 million of accrued interest). The German courts also ruled that the “squeeze out” compensation should amount to €251.31 per share, which would result in a pay-out of €43.8 million (plus interest of €23 million of accrued interest). Vodafone has appealed these decisions. Similar proceedings were initiated by 80 Kabel Deutschland shareholders. These proceeding are in their early stages, and, accordingly, Vodafone believes that it is too early to assess the likely quantum of any claim. In a hearing dated 6 October 2016, the Court examined the Kabel Deutschland business plan which formed the main basis for the calculation of the offer per share. A decision is not expected until summer 2017. Italy: British Telecom (Italy) v Vodafone Italy The Italian Competition Authority concluded an investigation in 2007 when Vodafone Italy gave certain undertakings in relation to allegations that it had abused its dominant position in the wholesale market for mobile termination. In 2010, British Telecom (Italy) brought a civil damages claim against Vodafone Italy on the basis of the Competition Authority’s investigation and Vodafone Italy’s undertakings. British Telecom (Italy) seeks damages in the amount of €280 million for abuse of dominant position by Vodafone Italy in the wholesale fixed to mobile termination market for the period from 1999 to 2007. A court appointed expert delivered an opinion to the Court that the range of damages in the case should be in the region of €10 million to €25 million which was reduced in a further supplementary report published in September 2014 to a range of €8 million to €11 million. Judgement was handed down by the court in August 2015, awarding €12 million (including interest) to British Telecom (Italy). British Telecom (Italy) has appealed the amount of the damages to the Court of Appeal of Milan. In addition, British Telecom (Italy) has asked again for a reference to the European Court of Justice for an interpretation of the European community law on antitrust damages. Vodafone Italy has filed an appeal and the hearing is scheduled for July 2017. Italy: FASTWEB v Vodafone Italy The Italian Competition Authority concluded an investigation in 2007 when Vodafone Italy gave certain undertakings in relation to allegations it had abused its dominant position in the wholesale market for mobile termination. In 2010, FASTWEB brought a civil damages claim against Vodafone Italy on the basis of the Competition Authority’s investigation and Vodafone Italy’s undertakings. FASTWEB sought damages in the amount of €360 million for abuse of dominant position by Vodafone Italy in the wholesale fixed to mobile termination market. A court appointed expert delivered an opinion to the Court that the range of damages in the case should be in the region of €0.5 million to €2.3 million. On 15 October 2014, the Court decided to reject FASTWEB’s damages claim in its entirety. FASTWEB appealed the decision and the first appeal hearing took place in September 2015. The final hearing took place in September 2016, and on 1 March 2017 the Court rejected FASTWEB’s appeal and confirmed the first instance ruling. FASTWEB has until October 2017 to appeal this decision to the Supreme Court. Italy: Telecom Italia v Vodafone Italy (‘TeleTu’) Telecom Italia brought civil claims against Vodafone Italy in relation to TeleTu’s alleged anti-competitive retention of customers. Telecom Italia seeks damages in the amount of €101 million. The Court decided on 9 June 2015 to appoint an expert to verify whether TeleTu has put in place anticompetitive retention activities. The expert has prepared a draft report with a range of damages from €nil–5.6 million.

166 Vodafone Group Plc Annual Report on Form 20-F 2017 30. Contingent liabilities and legal proceedings (continued) Greece: Papistas Holdings SA, Mobile Trade Stores (formerly Papistas SA) and Athanasios and Loukia Papistas v Vodafone Greece, Vodafone Group Plc and certain Directors and Officers of Vodafone In December 2013, Mr. and Mrs. Papistas, and companies owned or controlled by them, brought three claims in the Greek court in Athens against Vodafone Greece, Vodafone Group Plc and certain Directors and officers of Vodafone Greece and Vodafone Group Plc for purported damage caused by the alleged abuse of dominance and wrongful termination of a franchise arrangement with a Papistas company. Approximately €1.0 billion of the claim is directed exclusively at one former and one current Director of Vodafone Greece. The balance of the claim (approximately €285.5 million) is sought from Vodafone Greece and Vodafone Group Plc on a joint and several basis. Both cases have been adjourned until September 2018, but it is possible that Papistas may re-file his claim under the new Greek civil procedure regime (which aims to hear trials within one year). Netherlands: Consumer credit/handset case In February 2016, the Dutch Supreme Court ruled on the Dutch implementation of the EU Consumer Credit Directive and “instalment sales agreements” (a Dutch law concept), holding that bundled “all-in” mobile subscription agreements (i.e. device along with mobile services) are considered consumer credit agreements. As a result, Vodafone Netherlands, together with the industry, has been working with the Ministry of Finance and the Competition Authority on compliance requirements going forward for such offers. The ruling also has retrospective effect. A number of small claims have been submitted by individual customers in the small claims courts. South Africa: GH Investments (‘GHI’) v Vodacom Congo Vodacom Congo contracted with GHI to install ultra-low cost base stations on a revenue share basis. After rolling out three sites, GHI stopped and sought to renegotiate the terms. Vodacom Congo refused. GHI accused it of bad faith and infringement of intellectual property rights. In April 2015, GHI issued a formal notice for a claim of US$1.16 billion, although there does not seem to be a proper basis nor any substantiation for the compensation claimed. The dispute was submitted to mediation under the International Chamber of Commerce. A mediator was appointed in September 2015 who convened a first meeting which took place in early November 2015. A follow-up mediation meeting was scheduled for December 2015 but was postponed without a new date having been fixed. In July 2016, Vodacom filed a request for arbitration with the International Chamber of Commerce’s International Court of Arbitration. In their response GHI revised their claim down to €237 million. Each party has appointed an arbitrator and the arbitrators have appointed a third arbitrator to act as chairman of the tribunal. South Africa: Makate v Vodacom (Proprietary) Limited (‘Vodacom’) In 2008, Mr. Makate instituted legal proceedings to claim compensation for a business idea that led to a product known as “Please Call Me”. On 1 July 2014, the South Gauteng High Court, Johannesburg (‘the High Court’) found that Mr. Makate had proven the existence of a contract. However, the High Court ruled that Vodacom was not bound by that contract because the responsible director of product development and services did not have authority to enter into any such agreement on Vodacom’s behalf. The High Court also rejected Mr. Makate’s claim on the basis that it had lapsed in terms of the Prescription Act 68 of 1969. The High Court and Supreme Court of Appeal turned down Mr. Makate’s application for leave to appeal on 11 December 2014 and 2 March 2015, respectively. Mr. Makate applied for leave to appeal in the Constitutional Court. On 26 April 2016, after having heard the application on 1 September 2015, the Constitutional Court granted leave to appeal and upheld Mr. Makate’s appeal. In doing so, the Constitutional Court ordered that: (i) Vodacom is bound by the agreement concluded between Mr. Makate and the then director of product development and services; (ii) Vodacom is to commence negotiations in good faith with Mr. Makate to determine reasonable compensation; and (iii) in the event of the parties failing to agree on the reasonable compensation, the matter must be submitted to Vodacom’s Chief Executive Officer for determination of the amount within a reasonable time. Mr. Makate failed to obtain from the Constitutional Court a second order that compensation be based on revenue rather than fees for his contribution. Negotiations between Vodacom and Mr. Makate continue in accordance with the first order of the Constitutional Court. Notes to the consolidated financial statements (continued)

Vodafone Group Plc Annual Report on Form 20-F 2017 167 Overview Strategy Performance Governance Financials Additional information 31. Related party transactions The Group has a number of related parties including joint arrangements and associates, pension schemes and Directors and Executive Committee members (see note 12 “Investments in associates and joint arrangements”, note 26 “Post employment benefits” and note 24 “Directors and key management compensation”). Transactions with joint arrangements and associates Related party transactions with the Group’s joint arrangements and associates primarily comprise fees for the use of products and services including network airtime and access charges, fees for the provision of network infrastructure and cash pooling arrangements. No related party transactions have been entered into during the year which might reasonably affect any decisions made by the users of these consolidated financial statements except as disclosed below. 2017 Restated 2016 Restated 2015 €m €m €m Sales of goods and services to associates 37 39 44 Purchase of goods and services from associates 90 118 118 Sales of goods and services to joint arrangements 19 21 7 Purchase of goods and services from joint arrangements 183 92 96 Net interest income receivable from joint arrangements1 87 92 100 Trade balances owed: by associates – 1 4 to associates 1 4 5 by joint arrangements 158 232 253 to joint arrangements 15 71 65 Other balances owed by joint arrangements1 1,209 108 85 Other balances owed to joint arrangements1 127 106 75 Note: 1 Amounts arise primarily through VodafoneZiggo, Vodafone Hutchison Australia, Indus Towers Limited and Cornerstone Telecommunications Infrastructure Limited. Interest is paid in line with market rates. Dividends received from associates and joint ventures are disclosed in the consolidated statement of cash flows. Transactions with Directors other than compensation During the three years ended 31 March 2017, and as of 16 May 2017, no Director nor any other executive officer, nor any associate of any Director or any other executive officer, was indebted to the Company. During the three years ended 31 March 2017 and as of 16 May 2017, the Company has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including Directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest. 32. Subsequent events On 15 May 2017, the Group announced that its wholly-owned subsidiary, Vodafone International Holdings B.V. (‘VIHBV’), has agreed to transfer part of its indirect shareholding in Safaricom Limited (‘Safaricom’) to Vodacom Group Limited (‘Vodacom’), its sub-Saharan African subsidiary. Based on the agreed terms of the transaction, VIHBV will be exchanging a 35% indirect interest in Safaricom for 226.8 million new ordinary Vodacom shares. The transaction, which has a value of €2,361 million based on Vodacom’s closing share price on Friday 12 May 2017, will increase the Group’s ownership in Vodacom from 65% to 70%. VIHBV will continue to hold a 5% indirect interest in Safaricom following the transfer, in addition to the interest held through Vodacom. Completion of the transaction is subject to a number of conditions, including approvals from Vodacom minority shareholders, approval from the Financial Surveillance Department of the South African Reserve Bank and confirmation from the Kenya Capital Markets Authority that the transaction does not trigger an obligation for Vodacom to make a mandatory bid for Safaricom. The transaction is expected to close in the third quarter of the 2017 calendar year and is not expected to have a material impact on the Group’s free cash flow or earnings.

168 Vodafone Group Plc Annual Report on Form 20-F 2017 Company name % held by Group companies Share class Albania Autostrada Tirane-Durres, Rruga: “Pavaresia”, Nr 61, Kashar, Tirana, Albania Vodafone M-PESA SH.P.K. 99.94 Ordinary shares Vodafone Albania Sh.A 99.94 Ordinary shares Angola Avenida Che Guevara, No 49, Maculusso, Luanda, Angola Vodacom Business (Angola) Limitada3 65.00 Ordinary shares Argentina Cerrito 348, 5to B, C1010AAH, Buenos Aires, Argentina CWGNL S.A. 100.00 Ordinary shares Australia HLB Mann Judd (NSW) Pty Ltd, Level 19, 207 Kent Street, Sydney NSW NSW 2000, Australia Bluefish Australia Pty Ltd 100.00 Ordinary shares Mills Oakley, Level 12, 400 George Street, Sydney NSW 2000, Australia Vodafone Enterprise Australia Pty Limited 100.00 Ordinary shares Level 7, 210 George Street, Sydney NSW 2000, Australia Quickcomm Pty Limited 100.00 Ordinary shares, Redeemable convertible preference shares Level 7, 40 Mount Street, North Sydney NSW 2060, Australia PPL Pty Limited 100.00 Ordinary shares Talkland Australia Pty Limited 100.00 Ordinary shares VAPL No. 2 Pty Limited 100.00 Ordinary shares Austria Kohlmarkt 8-10, 1010, Wien, Austria Vodafone Enterprise Austria GmbH 100.00 Ordinary shares Bahrain Office 304, Building 60 Falcon Tower, Road 1701, Diplomatic Area, Manama, 317, Bahrain Vodafone Enterprise Bahrain W.L.L. 100.00 Ordinary shares Company name % held by Group companies Share class Belgium Malta House, rue Archimède 25, 1000 Bruxelles, Belgium Vodafone Belgium SA/NV 100.00 Ordinary shares Zaventemsesteenweg 162 1831 Diegem, Belgium Ipergy Communications NV 100.00 Ordinary shares Brazil Av José Rocha Bonfim, 214, Cond Praça Capital – Edifício Toronto, sls 228/229 13080-900 Jardim Santa Genebra, Campinas, São Paulo, Brazil Cobra do Brasil Serviços de Telemàtica ltda. 70.00 Ordinary shares Avenida Cidade Jardim, 400, 7th and 20th Floors, Jardim Paulistano, Sao Paulo, Brazil, 01454-000, Brazil Vodafone Serviços Empresariais Brasil Ltda. 100.00 Ordinary shares City of São Paulo, State of São Paulo, at Rua Boa Vista, 254, 13th Floor, Suite 38, Centro, 01014-907, Brazil Vodafone Empresa Brasil Telecomunicações Ltda 100.00 Ordinary shares Bulgaria 37A Fridtjof Nansen Str., 5th floor, Sredets Region, Sofia, 1142, Bulgaria Vodafone Enterprise Bulgaria EOOD 100.00 Ordinary shares Cameroon Porte 201A 3eme Etage Entree C, immeuble SOCAR, Boulevard de la liberte, Akwa, Douala, Cameroon Vodacom Business Cameroon SA3 65.00 Ordinary shares Canada 2 Bloor Street West, Suite 700, Toronto ON M4W3E2, Canada Vodafone Canada Inc 100.00 Common shares Cayman Islands 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands CGP Investments (Holdings) Limited 100.00 Ordinary shares Chile 222 Miraflores, P.28, Santiago, Metrop 97-763, Chile Vodafone Enterprise Chile SA 100.00 Regular nominative shares Company name % held by Group companies Share class China Building 21, 11, Kangding St., BDA, Beijing, 100176 - China, Vodafone Automotive Technologies (Beijing) Co, Ltd 100.00 Ordinary shares Unit 23-25, China World Tower 1, No. 1 Jianguomenwai Avenue, Chaoyang District, Beijing 100004, China Vodafone China Limited (China) 100.00 Equity interest shares Unit 558-560, Regus SCB Tower, No. 210 Century Avenue, Pudong District, Shanghai, 200120, China Vodafone Enterprise Communications Technical Services (Shanghai) Co. Ltd 100.00 Ordinary shares Unit 1708, Full Tower, No. 9 Dong San Huan Zhong Road, Chaoyang District, Beijing, 100020, China Cable & Wireless Communications Technical Service (Shanghai) Co. Ltd (Beijing Branch) 100.00 Branch Congo, The Democratic Republic of the 292 Avenue de la Justice, Commune de la Gombe, Kinshasa, Congo Vodacash s.p.r.l.3 33.15 Ordinary shares Vodacom Congo (RDC) SA3,4 33.15 Ordinary shares, 4% redeemable preference shares Côte d’Ivoire No 62, Rue du Docteur Blanchard, Zone 4C, Abidjan, Cote d’Ivoire Vodacom Business Cote D’ivoire S.A.R.L.3 65.00 Ordinary shares Cyprus Ali Riza Efendi Caddesi No:33/A Ortaköy, Lefkosa, Cyprus Vodafone Mobile Operations Limited 100.00 Ordinary shares Czech Republic Námestí Junkových 2, Prague 5, Czech Republic, 13000, Czech Republic Vodafone Czech Republic A.S. 100.00 Ordinary shares Oskar Mobil S.R.O. 100.00 Basic capital shares Vodafone Enterprise Europe (UK) Limited – Czech Branch 100.00 Branch 33. Related undertakings A full list of all of our subsidiaries, joint arrangements and associated undertakings is detailed below. A full list of subsidiaries, joint arrangements and associated undertakings (as defined in the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008) as at 31 March 2017 is detailed below. No subsidiaries are excluded from the Group consolidation. Unless otherwise stated the Company’s subsidiaries all have share capital consisting solely of ordinary shares and are indirectly held. The percentage held by Group companies reflect both the proportion of nominal capital and voting rights unless otherwise stated. Subsidiaries Accounting policies A subsidiary is an entity controlled by the Company. Control is achieved where the Company has existing rights that give it the current ability to direct the activities that affect the Company’s returns and exposure or rights to variable returns from the entity. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Group. All intra-group transactions, balances, income and expenses are eliminated on consolidation. Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Group’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling shareholder’s share of changes in equity since the date of the combination. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance. Notes to the consolidated financial statements (continued)

Vodafone Group Plc Annual Report on Form 20-F 2017 169 Overview Strategy Performance Governance Financials Additional information Company name % held by Group companies Share class Denmark c/o Lundgrens Law Firm P/S, Tuborg Havnevej 19, 2900, Hellerup, Denmark Vodafone Enterprise Denmark A/S 100.00 Ordinary shares Egypt 14 Wadi el Nile ST, Dokki, Giza, Egypt, Egypt Sarmady Communications 54.91 Ordinary shares 17 Port Said Street, Maadi El Sarayat, Cairo, Egypt Misrfone Trading Company LLC 54.38 Ordinary shares 2 Building, 36 Central Road, Giza, Egypt Vodafone Data 54.93 Ordinary shares Piece No. 1215, Plot of Land No. 1/14A, 6th October City, Egypt Vodafone International Services LLC 54.93 Ordinary shares Site No 15/3C, Central Axis, 6th October City, Egypt Vodafone Egypt Telecommunications S.A.E. 54.93 Ordinary shares 37 Kaser El Nil St, 4th. Floor, Cairo, Egypt Starnet 54.93 Ordinary shares Finland c/o AAtsto DLA Piper Finland Oy, Fabianinkatu 23, Helsinki, 00130, Finland Vodafone Enterprise Finland OY 100.00 Ordinary shares France 1300 Route de Cretes, Le WTC, Bat I1, 06560, Valbonne Soph, France Vodafone Automotive Telematics Development S.A.S 100.00 Ordinary shares 144, Avenue Roger Salengro, 92372 – Chaville Cedex, France Vodafone Automotive France S.A.S 50.94 Ordinary shares Tour Neptune – 20, Place de Seine, 92400 Courbevoie, France Vodafone Enterprise France SAS 100.00 New euro shares Germany Altes Forsthaus 2, 67661, Kaiserslautern, Germany TKS Telepost Kabel-Service Kaiserslautern Beteiligungs GmbH7 76.70 Ordinary shares TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG7 76.70 Ordinary shares Altmarkt 10d, 01067 Dresden, Germany Radio Opt GmbH 100.00 Ordinary shares Betastraße 6-8, 85774 Unterföhring, Germany Kabel Deutschland Holding AG7 76.70 Ordinary shares Kabel Deutschland Holding Erste Beteiligungs GmbH7 76.70 Ordinary shares Kabel Deutschland Neunte Beteiligungs GmbH 100.00 Ordinary shares Kabel Deutschland Holding Zweite Beteilgungs GmbH7 76.70 Ordinary shares Kabel Deutschland Siebte Beteiligungs GmbH7 76.70 Ordinary shares Vodafone Kabel Deutschland GmbH7 76.70 Ordinary shares Vodafone Kabel Deutschland Kundenbetreuung GmbH7 76.70 Ordinary shares Buschurweg 4, 76870 Kandel, Germany Vodafone Automotive Deutschland GmbH 100.00 Ordinary shares Ferdinand-Braun-Platz 1, 40549, Duesseldorf, Germany Vodafone Erste Beteiligungsgesellschaft mbH 100.00 Ordinary shares Vodafone GmbH 100.00 Ordinary A shares Vodafone Group Services GmbH 100.00 Ordinary shares Vodafone Institut für Gesellschaft und Kommunikation GmbH 100.00 Ordinary shares Vodafone Stiftung Deutschland Gemeinnutzige GmbH7 100.00 Ordinary shares Vodafone Vierte Verwaltungs AG 100.00 Ordinary shares Company name % held by Group companies Share class Friedrich-Wilhelm-Strasse 2, 38100, Braunschweig, Germany KABELCOM Braunschweig Gesellschaft Fur Breitbandkabel- Kommunikation Mit Beschrankter Haftung7 76.70 Ordinary shares Landsberger Strasse 155, 80687 Munich, Germany Vodafone Enterprise Germany GmbH 100.00 Ordinary shares, Ordinary #2 shares Medienallee 24, 85774, Unterfohring, Germany Kabelfernsehen Munchen Servicenter GmbH & Co. KG 23.18 Ordinary shares Nobelstrasse 55, 18059, Rostock, Germany Urbana Teleunion Rostock GmbH & Co.KG 53.69 Ordinary shares Verwaltung “Urbana Teleunion” Rostock GmbH7 38.35 Ordinary shares Seilerstrasse 18, 38440, Wolfsburg, Germany KABELCOM Wolfsburg Gesellschaft Fur Breitbandkabel- Kommunikation Mit Beschrankter Haftung7 76.70 Ordinary shares Sudwestpark 15, 90449, Nurnberg, Germany Vodafone Kabel Deutschland Field Services GmbH7 76.70 Ordinary shares Ghana 3rd Floor, The Elizabeth Building, 68 Senchi Link, Airport Residential Area, Accra, Ghana Vodacom Business (Ghana) Limited3 65.00 Ordinary shares and non-voting, irredeemable, non-cumulative preference shares Telecom House, Nswam Road, Accra-North, Greater Accra Region, PMB 221, Ghana Ghana Telecommunications Company Limited 70.00 Ordinary shares National Communications Backbone Company Limited 70.00 Ordinary shares Vodafone Ghana Mobile Financial Services Limited 70.00 Ordinary shares Greece 1-3 Tzavella str, 152 31 Halandri, Athens, Greece Vodafone Global Enterprise Telecommunications (Hellas) A.E. 100.00 Ordinary shares Vodafone-Panafon Hellenic Telecommunications Company S.A. 99.87 Ordinary shares Marathonos Ave 18 km & Pylou, Pallini, Attica, 15351, Greece Victus Networks S.A. 50.00 Ordinary shares Parnithos 43 & Dilou, Metamorfosi, Athens, Greece Zelitron S.A. 99.87 Ordinary shares Pireos 74A Avenue, Neo Faliro, 18547, Greece 360 Connect S.A. 99.87 Ordinary shares Hong Kong 2207-08, 22/F, St. George’s Building, No. 2 Ice House Street, Central, Hong Kong Vodafone Global Enterprise (Hong Kong) Limited 100.00 Ordinary shares Suite 1106-8, 11/F., Tai Yau Building, No. 181 Johnston Road, Wanchai, Hong Kong, Vodafone China Limited (Hong Kong)1 100.00 Ordinary shares Level 24, Dorset House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong Vodafone Enterprise Global Network HK Ltd 100.00 Ordinary shares Vodafone Enterprise Hong Kong Ltd 100.00 Ordinary shares Company name % held by Group companies Share class Hungary 40-44 Hungaria Krt. Budapest, H-1087, Hungary VSSB Vodafone Shared Services Budapest Private Limited Company 100.00 Registered ordinary shares 6 Lechner Ödön fasor, Budapest, 1096, Hungary Vodafone Magyarorszag Mobile Tavkozlesi Zartkoruen Mukodo Reszvenytarsasag2 100.00 Series A registered common shares India 127, Maker Chamber III, Nariman Point, Mumbai, Maharashtra, 400021, India Ag Mercantile Company Private Limited 100.00 Equity shares Jaykay Finholding (India) Private Limited 100.00 Equity shares MV Healthcare Services Private Limited 100.00 Equity shares Nadal Trading Company Private Limited 100.00 Equity shares ND Callus Info Services Private Limited 100.00 Equity shares Omega Telecom Holdings Private Limited 100.00 Equity shares Plustech Mercantile Company Private Limited 100.00 Equity shares Scorpios Beverages Pvt. Ltd 100.00 Equity shares SMMS Investments Pvt Limited 100.00 Equity shares Telecom Investments India Private Limited 100.00 Equity shares UMT Investments Limited 100.00 Equity shares 8th Floor, RDB Boulevard, Plot K-1, Block- EP & GP, Sector - V, Saltlake City, Kolkata, West Bengal, 700091, India Usha Martin Telematics Limited 100.00 Equity shares 10th Floor, Tower A&B, Global Technology Park, (Maple Tree Building), Marathahalli Outer Ring Road, Devarabeesanahalli Village, Varthur Hobli, Bengaluru , Karnataka, 560103, India Cable & Wireless Global (India) Private Limited 100.00 Ordinary shares Cable & Wireless Networks India Private Limited 74.00 Equity shares C-48, Okhla Industrial Estate, Phase - II, New Delhi, 110 020, India Vodafone Mobile Services Limited 100.00 Equity shares Vodafone Towers Limited 100.00 Equity shares Business @ Mantri, Tower A, 3rd Floor, S No.197, Wing A1 & A2, Near Hotel Four Points, Lohegaon, Pune, Maharashtra, 411014, India Vodafone Global Services Private Limited 100.00 Equity shares Peninsula Corporate Park, Ganpatrao Kadam Marg, Lower Parel, Mumbai, Maharashtra, 400013, India Vodafone India Digital Limited 100.00 Equity shares Vodafone India Limited 100.00 Equity shares Vodafone India Ventures Limited 100.00 Ordinary shares Vodafone m-pesa Limited 100.00 Equity shares Vodafone Technology Solutions Limited 100.00 Equity shares Mobile Commerce Solutions Limited 100.00 Equity shares Vodafone Foundation 100.00 Equity shares Skyline Ikon, 1st Floor, 86/92, Andheri Kurla Road, Marol Naka, Andheri East, Mumbai, Maharashtra, 400059, India Connect (India) Mobile Technologies Private Limited 100.00 Equity shares Unit 1A & 1B Creator ITPL, Whitefiled Road, Bangalore, Karnataka, 560066, India Cable and Wireless (India) Limited, Indian Branch Office 100.00 Branch Vodafone House, Corporate Road, Prahladnagar, Off S. G. Highway, Ahmedabad, Gujarat, 380051, India Vodafone Business Services Limited 100.00 Equity shares Vodafone India Services Private Limited 100.00 Ordinary shares

170 Vodafone Group Plc Annual Report on Form 20-F 2017 33. Related undertakings (continued) Company name % held by Group companies Share class Ireland 27 Lower Fitzwilliam Street, Dublin 2, Ireland Siro Limited 50.00 Ordinary shares 2nd Floor, The Iveagh Building, The Park, Carrickmines, Dublin 18, Ireland Eudokia Limited 100.00 Ordinary shares Mountainview, Leopardstown, Dublin 18, Ireland Vodafone Ireland Marketing Limited 100.00 Ordinary shares Cable & Wireless GN Limited 100.00 Ordinary shares Vodafone Ireland Property Holdings Limited 100.00 Ordinary shares Stentor Limited 100.00 Ordinary shares Vodafone Enterprise Global Limited 100.00 Ordinary shares Vodafone Global Network Limited 100.00 Ordinary shares Vodafone Ireland Distribution Limited 100.00 Ordinary shares Vodafone Ireland Limited 100.00 Ordinary shares Vodafone Ireland Retail Limited 100.00 Ordinary shares Vodafone Group Services Ireland Limited 100.00 Ordinary shares Italy SS 33 del Sempione KM 35, 212, 21052 Busto Arsizio (VA), Italy Vodafone Automotive Italia S.p.A 100.00 Ordinary shares Via Astico 41, 21100 Varese, Italy Vodafone Automotive Electronic Systems S.r.L 100.00 Ordinary shares Vodafone Automotive SpA 100.00 Ordinary shares Via Battistotti Sassi 11, 20133, Milano, Italy Vodafone Enterprise Italy S.r.L 100.00 Euro shares Via Lorenteggio 240, 20147, Milan, Italy Vodafone Gestioni S.p.A. 100.00 Ordinary shares Vodafone Servizi E Tecnologie S.R.L. 100.00 Equity shares Viale Bianca Maria 23, 20122, Milan, Italy Vodafone Global Enterprise (Italy) S.R.L. 100.00 Ordinary shares Via Jervis 13, 10015, Ivrea, Tourin, Italy VEI S.r.l. 100.00 Partnership Interest shares Vodafone Italia S.p.A. 100.00 Ordinary shares Japan 5-2-32 Minami-azabu, Minato-ku, Tokyo, 106-0047, Japan Vodafone Global Enterprise (Japan) K.K. 100.00 Ordinary shares KAKiYa building, 9F, 2-7-17 Shin-Yokohama, Kohoku-ku, Yokoha- City, Kanagawa, 222-0033, Japan Vodafone Automotive Japan K.K 100.00 Ordinary shares Kenya The Riverfront, 4th floor, Prof. David Wasawo Drive, Off Riverside Drive, Nairobi, Kenya Vodacom Business (Kenya) Limited3 65.00 Ordinary shares and ordinary B shares 6th Floor, ABC Towers, ABC Place, Waiyaki Way, Nairobi, 00100, Kenya M-PESA Foundation 100.00 Ordinary shares M-PESA Holding Co. Limited 100.00 Ordinary shares Vodafone Kenya Limited 100.00 Ordinary voting shares Company name % held by Group companies Share class Korea, Republic of 3rd Floor, 54 Gongse-ro, Gieheung-gu, Yongin-si, Gyeonggi-do, Republic of Korea Vodafone Automotive Korea Limited 100.00 Ordinary shares Seocho-dong, Gangnam Building, 16th Floor, 396, Seocho-daero, Seocho-gu, Seou, Republic of Korea Vodafone Enterprise Korea Limited 100.00 Ordinary shares Lesotho Block B, Level 7, Development House, Kingsway Road, Maseru, Lesotho Vodacom Lesotho (Pty) Limited3 52.00 Ordinary shares Luxembourg 15 Rue Edward Steichen, Luxembourg, 2540, Luxembourg Tomorrow Street GP S.à r.l. 100.00 Ordinary shares Vodafone Asset Management Services S.à r.l. 100.00 Ordinary shares Vodafone Enterprise Global Businesses S.à r.l. 100.00 Ordinary shares Vodafone International 1 S.à r.l. 100.00 Ordinary shares Vodafone International M S.à r.l. 100.00 Ordinary shares Vodafone Investments Luxembourg S.à r.l. 100.00 Ordinary shares Vodafone Luxembourg 5 S.à r.l. 100.00 Ordinary shares Vodafone Luxembourg S.à r.l. 100.00 Ordinary shares Vodafone Payment Solutions S.à r.l. 100.00 Ordinary shares Vodafone Procurement Company S.à r.l. 100.00 Ordinary shares Vodafone Roaming Services S.à r.l. 100.00 Ordinary shares Vodafone Enterprise Luxembourg S.A. 100.00 Ordinary shares Malaysia Suite 13.03, 13th Floor, Menara Tan & Tan, 207 Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia Vodafone Global Enterprise (Malaysia) Sdn Bhd 100.00 Ordinary shares Malta SkyParks Business Centre, Malta International Airport, Luqa, LQA 4000, Malta Multi Risk Indemnity Company Limited 100.00 A shares, B shares, ordinary A shares Multi Risk Limited 100.00 Ordinary A shares, ordinary B shares Vodafone Malta Limited 100.00 Ordinary shares Mauritius DTOS Ltd 10th Floor, Raffles Tower, 19, Cybercity, Ebene, Mauritius Mobile Wallet VM13 65.00 Ordinary shares Vodacom International Limited3 65.00 Ordinary shares, non cumulative preference shares Mobile Wallet VM23 65.00 Ordinary shares VBA (Mauritius) Limited3 65.00 Ordinary shares Fifth Floor, Ebene Esplanade, 24 Cybercity, Ebene, Mauritius Al-Amin Investments Limited 100.00 Ordinary shares Array Holdings Limited 100.00 Ordinary shares Asian Telecommunication Investments (Mauritius) Limited 100.00 Ordinary shares CCII (Mauritius), Inc. 100.00 Ordinary shares CGP India Investments Ltd. 100.00 Ordinary shares Euro Pacific Securities Ltd. 100.00 Ordinary shares Mobilvest 100.00 Ordinary shares Prime Metals Ltd. 100.00 Ordinary shares Trans Crystal Ltd. 100.00 Ordinary shares Vodafone Mauritius Ltd. 100.00 Ordinary shares Vodafone Telecommunications (India) Limited 100.00 Ordinary shares Vodafone Tele-Services (India) Holdings Limited 100.00 Ordinary shares Company name % held by Group companies Share class Mexico Ejercito Nacional 904, Piso 12, Polanco Los Morales, Miguel Hidalgo, C.P, 11510 MEXICO D.F, Mexico Vodafone Empresa México S.de R.L. de C.V. 100.00 Corporate certificate series A shares, corporate certificate series B shares Morocco 129 Rue du Prince Moulay, Abdellah, Casablanca, Morocco Vodafone Maroc SARL 79.75 Ordinary shares Mozambique Rua dos Desportistas, Numero 649, Cidade de Maputo, Mozambique VM, SA3 55.25 Ordinary shares and redeemable preference shares Vodafone M-Pesa, S.A 55.25 Ordinary shares Netherlands Rivium Quadrant 173, 15th Floor, 2909 LC, Capelle Aan Den Ijssel, Netherlands Vodafone Enterprise Netherlands BV 100.00 Ordinary shares Vodafone Europe B.V. 100.00 Ordinary shares Vodafone International Holdings B.V. 100.00 Ordinary shares Vodafone Panafon International Holdings B.V. 100.00 Ordinary shares Simon Carmiggelstraat 6, 1011 DJ, Amsterdam, Netherlands Wireless Interactions & NFC Accelerator 2013 B.V. 100.00 Ordinary shares New Zealand 74 Taharoto Road, Takapuna, Auckland, 0622, New Zealand Vodafone Mobile NZ Limited 100.00 Ordinary shares Vodafone New Zealand Limited 100.00 Ordinary shares Vodafone Next Generation Services Limited 100.00 Ordinary shares Level 1, 20 Viaduct Harbour Avenue, Auckland, 1010, New Zealand Vodafone New Zealand Foundation Limited 100.00 Ordinary shares Level 1, Building C, 14-22 Triton Drive, Albany, New Zealand TNAS Limited 50.00 Ordinary shares Nigeria 3A Aja Nwachukwu Close, Ikoyi, Lagos, Nigeria Spar Aerospace (Nigeria) Limited3 65.00 Ordinary shares Vodacom Business Africa (Nigeria) Limited3 65.00 Ordinary shares and preference shares ICT Lawyers & Consultants, 2nd Floor, Oakland Center, Plot 2940, Aguyi Ironi Street, Maitama, Abuja, Nigeria C&W Worldwide Nigeria Limited 100.00 Ordinary shares Norway c/o EconPartner AS, Dronning Mauds gate 15, Oslo, 0250, Norway Vodafone Enterprise Norway AS 100.00 Ordinary shares Notes to the consolidated financial statements (continued)

Vodafone Group Plc Annual Report on Form 20-F 2017 171 Overview Strategy Performance Governance Financials Additional information Company name % held by Group companies Share class Portugal Av. D. Joao II, Lote 1.04.01, 8 Piso, Parques Das Nacoes, 1990-093 Lisboa, Portugal Oni Way – Infocomunicacoes, S.A 100.00 Ordinary shares Vodafone Portugal – Comunicacoes Pessoais, S.A.1 100.00 Ordinary shares Av. da República, 50 - 10º, 1069-211, Lisboa, Portugal Vodafone Enterprise Spain, S.L.U. – Portugal Branch 100.00 Branch Qatar P.O. Box 27727, Doha, Qatar Vodafone And Qatar Foundation L.L.C 51.00 Ordinary shares Vodafone Qatar Q.S.C.4 22.95 Ordinary shares Romania Sectorul 4, Strada Olenitei, Nr. 2, Etaj 3, Bucuresti, Romania Vodafone Shared Services Romania SRL 100.00 Ordinary shares Sectorul 2, Strada Barbu Vacarescu, Nr. 201, Etaj 3, Bucuresti, Romania Vodafone România Technologies SRL 100.00 Ordinary shares Sectorul 2, Strada Barbu Vacarescu, Nr. 201, Etaj 1, Bucuresti, Romania Vodafone România M - Payments SRL 52.32 Ordinary shares 201 Barbu Vacarescu, 8th floor, 1st District, Bucharest, 020276, Romania Vodafone Romania S.A 100.00 Nominactive shares, Ordinary shares Russian Federation Chayanova ulitsa 14/10, stroenye 2, 125047 Moscow, Russia Cable & Wireless CIS Svyaz LLC 100.00 Charter Capital shares Sadovnicheskaya st. 82, bld.2, 115035, Moscow, Russian Federation Vodafone Global Enterprise Russia LLC 100.00 Equity shares Seychelles F20, 1st Floor, Eden Plaza, Eden Island, Seychelles Cavalry Holdings Ltd3 31.85 Ordinary A and Ordinary B shares East Africa Investment (Mauritius) Limited3 31.85 Ordinary A and Ordinary B shares Sierra Leone 12 White Street, Brookfield, Off Railway Line, Freetown, Sierra Leone VBA International (SL) Limited3 65.00 Ordinary shares Singapore Asia Square Tower 2, 12 Marina View, #17-01, Singapore, 018961, Singapore Bluefish Apac Communications Pte. Ltd 100.00 Ordinary shares Vodafone Enterprise Global Network Pte. Ltd. 100.00 Ordinary shares Vodafone Enterprise Regional Business Singapore Pte.Ltd. 100.00 Ordinary shares Vodafone Enterprise Singapore Pte.Ltd 100.00 Ordinary shares Slovakia Namestie, SNP15, Bratislava, 811 06, Slovakia Vodafone Global Network Limited – Slovakia Branch 100.00 Branch Company name % held by Group companies Share class South Africa 15 Burnside Island, 410 Jan Smuts Avenue, Craighall, 2024, South Africa XLink Communications (Proprietary) Limited3 60.94 Ordinary A shares 319 Frere Road, Glenwood, 4001, South Africa Cable and Wireless Worldwide South Africa (Pty) Ltd 65.00 Ordinary shares 76 Maude Street, Sandton, Johannesberg, 2196, South Africa Waterberg Lodge (Proprietary) Limited3 30.47 Ordinary shares 9 Kinross Street, Germiston South, 1401, South Africa Vodafone Holdings (SA) Proprietary Limited 100.00 Ordinary shares Vodafone Investments (SA) Proprietary Limited 100.00 Ordinary A shares, “B” ordinary no par value shares Vodacom Corporate Park, 082 Vodacom Boulevard, Midrand, 1685, South Africa Vouchercloud SA (Pty) Ltd 82.89 Common stock shares GS Telecom (Pty) Limited3 65.00 Ordinary shares Motifpros 1 (Proprietary) Limited3 60.94 Ordinary shares Scarlet Ibis Investments 23 (Pty) Limited3 60.94 Ordinary shares Vodacom (Pty) Limited3 60.94 Ordinary shares Vodacom Business Africa Group (Pty) Limited3 65.00 Ordinary shares Vodacom Financial Services (Proprietary) Limited3 60.94 Ordinary shares Vodacom Group Limited3 65.00 Ordinary shares Vodacom Insurance Administration Company (Proprietary) Limited3 60.94 Ordinary shares Vodacom Insurance Company (RF) Limited3 60.94 Ordinary shares Vodacom International Holdings (Pty) Limited3 65.00 Ordinary shares Vodacom Life Assurance Company (RF) Limited3 60.94 Ordinary shares Vodacom Payment Services (Proprietary) Limited3 60.94 Ordinary shares Vodacom Properties No 1 (Proprietary) Limited3 60.94 Ordinary shares Vodacom Properties No.2 (Pty) Limited3 60.94 Ordinary shares Wheatfields Investments 276 (Proprietary) Limited3 65.00 Ordinary shares Jupicol (Proprietary) Limited3 42.65 Ordinary shares Mezzanine Ware Proprietary Limited (RF)3 45.07 Ordinary shares Storage Technology Services (Pty) Limited3 31.00 Ordinary shares Spain Antracita, 7 – 28045, Madrid CIF B-91204453, Spain Vodafone Automotive Iberia S.L 100.00 Ordinary shares Avenida de América 115, 28042, Madrid, Spain Grupo Corporativo ONO, S.A.U. 100.00 Ordinary shares Vodafone Espana S.A.U. 100.00 Ordinary shares Vodafone Holdings Europe S.L.U. 100.00 Ordinary shares Vodafone ONO, S.A.U. 100.00 Ordinary A shares Vodafone Enabler España, S.L. 100.00 Ordinary shares Vodafone Enterprise Spain SLU 100.00 Ordinary shares Vodafone Servicios SL.U 100.00 Ordinary shares Company name % held by Group companies Share class Sweden c/o Hellström advokatbyrå, Box 7305, 103 90, Stockholm, Sweden Vodafone Enterprise Sweden AB 100.00 Ordinary shares Switzerland BDO Ltd, Fabrikstrasse 50, CH-8031, Zurich, Switzerland Vodafone Enterprise Switzerland AG 100.00 Ordinary shares Schoenburgstrasse 41, 3013, Bern, Switzerland Vodafone Luxembourg 5 S.à r.l., Luxembourg, Zweigniederlassung Bern 100.00 Branch Vodafone International 1 S.a.r.l. Luxembourg, Zweigniederlassung Bern 100.00 Branch Via Franscini 10, 6850 Mendrisio, Switzerland Vodafone Automotive Telematics S.A 100.00 Ordinary shares Zweigniederlassung Bern, Schonburgstr.41, P.O. Box 466, 3000 Bern 25, Switzerland Vodafone Investments Luxembourg S.à r.l., Luxembourg, Zweigniederlassung Bern 100.00 Branch Vodafone Luxembourg S.à r.l., Luxembourg, Zweigniederlassung Bern 100.00 Branch Taiwan 13F, No. 156, Sec. 3, Minsheng E. Rd., Songshan District, Taipei City 10596, Taiwan (R.O.C.) Vodafone Global Enterprise Taiwan Limited 100.00 Ordinary shares Tanzania, United Republic of 3rd Floor, Maktaba (Library), ComplexBibi, Titi Mohaned Road, Dar es Salaam, United Republic of Tanzania Gateway Communications Tanzania Limited3 65.00 Ordinary shares Mlimani City Office Park, Mlimani City, Sam Nujoma Road, Dar es Salaam, United Republic of Tanzania Vodacom Tanzania Public Limited Company3 53.40 Ordinary shares Vodacom Tanzania Limited Zanzibar3 53.40 Ordinary shares Plot No 77, Kipawa industrial area, P. O. Box 40985, Dar es Salaam, Tanzania Mirambo Limited3 31.85 Ordinary shares Turkey Büyükdere Cad. No:251 Maslak, Sisli, Istanbul, 34398, Turkey Vodafone Holding A.S. 100.00 Registered shares Vodafone Dagitim Hizmetleri A.S. 100.00 Registered shares Vodafone Net Iletisim Hizmetleri A.S. 100.00 Ordinary shares Vodafone Elektronik Para Ve Ödeme Hizmetleri A.S. 100.00 Registered shares Vodafone Telekomunikasyon A.S 100.00 Registered shares Vodafone Bilgi Ve Iletisim Hizmetleri AS 100.00 Registered shares ITU Ayazaga Kampüsü, Koru Yolu, Ari Teknokent Ari 3 Binasi, Maslak, Istanbul, 586553, Turkey Vodafone Teknoloji Hizmetleri A.S. 100.00 Registered shares Ukraine Bohdana Khmelnytskogo Str. 19-21, Kyiv, Ukraine LLC Vodafone Enterprise Ukraine 100.00 Ordinary shares United Arab Emirates Premises 2120, Floor 21, Building AL Shatha Tower, Dubai, United Arab Emirates Vodafone Enterprise Europe (UK) Limited – DubaiI Branch 100.00 Branch

172 Vodafone Group Plc Annual Report on Form 20-F 2017 Company name % held by Group companies Share class United Kingdom 1-2 Berkeley Square, 99 Berkeley Street, Glasgow, G3 7HR, Scotland Thus Group Holdings Limited 100.00 Ordinary shares Thus Profit Sharing Trustees Limited 100.00 Ordinary shares Thus Group Limited 100.00 Ordinary shares 5th Floor Legal Department, Group Corporate Secretariat, 1 Kingdom Street, Paddington, London, England, W2 6BY, United Kingdom Cable & Wireless Worldwide Pension Trustee Limited 100.00 Ordinary shares Avon House, Horizon West, Canal View Road, Newbury, Berkshire, RG15 5XF, United Kingdom Talkmobile Limited 100.00 Ordinary shares Imperial House, 4–10 Donegall Square East, Belfast, BT1 5HD, Northern Ireland Vodafone (NI) Limited 100.00 Ordinary shares Leven House, 10 Lochside Place, Edinburgh Park, Edinburgh, Scotland, EH12 9RG, United Kingdom Pinnacle Cellular Group Limited 100.00 Ordinary shares Pinnacle Cellular Limited 100.00 Ordinary shares Vodafone (Scotland) Limited 100.00 Ordinary shares Woodend Cellular Limited 100.00 Ordinary shares Woodend Communications Limited 100.00 Ordinary shares Woodend Group Limited 100.00 Ordinary shares Woodend Holdings Limited 100.00 Ordinary shares Quarry Corner, Dundonald, Belfast, BT16 1UD, Northern Ireland Energis (Ireland) Limited 100.00 A Ordinary shares, B Ordinary shares Shuttleworh House, 21 Bridgewater Close, Network 65 Business Park, Hapton, Burnley, Lancashire, England, BB11 5TE, United Kingdom Navtrak Ltd 100.00 Ordinary shares Vodafone Automotive UK Limited 100.00 Ordinary shares Staple Court, 11 Staple Inn Building, London, WC1V 7QH, United Kingdom Gateway Communications Africa (UK) Limited 65.00 Ordinary shares Vodacom Business Africa Group Services Limited3 65.00 Ordinary shares and preference shares Vodacom UK Limited3 65.00 Ordinary shares, ordinary A shares Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom AAA (Euro) Limited 100.00 Ordinary shares AAA (MCR) Limited 100.00 Ordinary shares AAA (UK) Limited 100.00 Ordinary shares Acorn Communications Limited 100.00 Ordinary shares Apollo Submarine Cable System Limited 100.00 Ordinary shares Aspective Limited 100.00 Ordinary shares, A preference shares, B preference shares and C preference shares Astec Communications Limited 100.00 Ordinary shares Bluefish Communications Limited 100.00 Ordinary B shares, ordinary A shares, ordinary C shares, ordinary D shares Business Serve Limited 100.00 Ordinary shares C.S.P. Solutions Limited 100.00 Ordinary shares Cable & Wireless Access Limited 100.00 Ordinary-A shares, ordinary-B shares, series A convertible preference shares Company name % held by Group companies Share class Cable & Wireless a-Services Limited 100.00 Ordinary shares Cable & Wireless Aspac Holdings Limited 100.00 Ordinary shares Cable & Wireless Capital Limited 100.00 Ordinary shares Cable & Wireless CIS Services Limited 100.00 Ordinary shares Cable & Wireless Communications Data Network Services Limited 100.00 ‘A’ Ordinary shares, ‘B’ Ordinary shares Cable & Wireless Communications Starclass Limited 100.00 Ordinary shares Cable & Wireless Europe Holdings Limited 100.00 Ordinary shares Cable & Wireless Global Business Services Limited 100.00 Ordinary shares Cable & Wireless Global Holding Limited 100.00 Ordinary shares Cable & Wireless Global Telecommunication Services Limited 100.00 Ordinary shares Cable & Wireless Holdco Limited 100.00 Ordinary shares Cable & Wireless U.K. 100.00 Ordinary shares Cable & Wireless UK Holdings Limited 100.00 Ordinary shares Cable & Wireless UK Services Limited 100.00 Ordinary shares Cable & Wireless Waterside Holdings Limited 100.00 Ordinary shares Cable & Wireless Worldwide Limited 100.00 Ordinary shares Cable & Wireless Worldwide Services Limited 100.00 Ordinary shares Cable & Wireless Worldwide Voice Messaging Limited 100.00 Ordinary shares Cable and Wireless (India) Limited 100.00 Ordinary shares Cable and Wireless Nominee Limited 100.00 Ordinary shares Cellops Limited 100.00 Ordinary shares Cellular Operations Limited 100.00 Ordinary shares Central Communications Group Limited 100.00 Ordinary shares, Ordinary A shares Central Telecom (Northern) Limited 100.00 Ordinary shares Chelys Limited 100.00 Ordinary shares City Cable (Holdings) Limited 100.00 Ordinary shares CT Networks Limited 100.00 Ordinary shares CWW Operations Limited 100.00 Ordinary shares Dataroam Limited 100.00 Ordinary shares, Ordinary A shares Digital Island (UK) Ltd 100.00 Ordinary shares Emtel Europe Limited 100.00 Ordinary shares Energis Communications Limited 100.00 Ordinary shares Energis Holdings Limited 100.00 Ordinary shares Energis Local Access Limited 100.00 Ordinary shares Energis Management Limited 100.00 Ordinary shares Energis Squared Limited 100.00 Ordinary shares Erudite Systems Limited 100.00 Ordinary shares Eurocall Holdings Limited 100.00 Ordinary shares Flexphone Limited 100.00 Ordinary shares FM Associates (UK) Limited 100.00 Ordinary shares General Mobile Corporation Limited 100.00 Ordinary shares Generation Telecom Limited 100.00 Ordinary shares Global Cellular Rental Limited 50.00 Ordinary shares How2 Telecom Limited 100.00 Ordinary shares Intercell Communications Limited 100.00 Ordinary shares Internet Network Services Limited 100.00 Ordinary shares Invitation Digital Limited 82.89 Ordinary shares, series A preferred shares Company name % held by Group companies Share class Isis Telecommunications Management Limited 100.00 A ordinary shares, C ordinary shares, B ordinary shares Jaguar Communications Limited 100.00 Ordinary shares Legend Communications Limited 100.00 Ordinary shares London Hydraulic Power Company 100.00 Ordinary shares, 5% non-cumulative preference shares MetroHoldings Limited 100.00 Ordinary shares ML Integration Group Limited 100.00 Ordinary shares ML Integration Limited 100.00 Ordinary shares ML Integration Services Limited 100.00 Ordinary shares Mobile Phone Centre Limited 100.00 Ordinary shares Mobiles 4 Business.com Limited 100.00 Ordinary shares Nat Comm Air Limited 100.00 Ordinary shares Netforce Group Limited 100.00 Ordinary shares Oxygen Solutions Limited 100.00 Ordinary shares, redeemable preference shares, participating preference shares P.C.P. (North West) Limited 100.00 Ordinary shares Peoples Phone Limited 100.00 Ordinary shares Project Telecom Holdings Limited1 100.00 Ordinary shares PT Network Services Limited 100.00 Ordinary shares PTI Telecom Limited 100.00 Ordinary shares Rian Mobile Limited 100.00 Ordinary shares Singlepoint (4U) Limited 100.00 Ordinary shares Singlepoint Payment Services Limited 100.00 Ordinary shares Stentor Communications Limited 100.00 Ordinary shares T.W. Telecom Limited 100.00 Ordinary shares T3 Telecommunications Limited 100.00 Ordinary shares Talkland Airtime Services Limited 100.00 Ordinary shares Talkland Communications Limited 100.00 Ordinary shares Talkland International Limited 100.00 Ordinary shares Talkland Midlands Limited 100.00 Ordinary shares Telecommunications Europe Limited 100.00 Ordinary shares Ternhill Communications Limited 100.00 Ordinary shares, non C redeemable preference shares The Eastern Leasing Company Limited 100.00 Ordinary shares The Old Telecom Sales Co. Limited 100.00 Ordinary shares Thus Limited 100.00 Ordinary shares Townley Communications Limited 100.00 Ordinary shares Uniqueair Limited 100.00 Ordinary shares Vizzavi Limited 100.00 Ordinary shares Voda Limited 100.00 Ordinary shares Vodacall Limited1 100.00 Ordinary shares Vodafone (New Zealand) Hedging Limited 100.00 Ordinary shares Vodafone 2. 100.00 Ordinary shares Vodafone 4 UK 100.00 Ordinary shares Vodafone 5 Limited 100.00 Ordinary shares Vodafone 5 UK 100.00 Ordinary shares Vodafone 6 UK 100.00 Ordinary shares Vodafone Americas 4 100.00 Ordinary shares Vodafone Benelux Limited 100.00 Preference shares, ordinary shares Vodafone Business Services Limited 100.00 Ordinary shares Vodafone Business Solutions Limited 100.00 Ordinary shares 33. Related undertakings (continued) Notes to the consolidated financial statements (continued)

Vodafone Group Plc Annual Report on Form 20-F 2017 173 Overview Strategy Performance Governance Financials Additional information Company name % held by Group companies Share class United Kingdom (continued) Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom Vodafone Cellular Limited1 100.00 Ordinary shares Vodafone Central Services Limited 100.00 Ordinary shares Vodafone Connect 2 Limited 100.00 Ordinary shares Vodafone Connect Limited 100.00 Ordinary shares Vodafone Consolidated Holdings Limited 100.00 Ordinary shares Vodafone Corporate Limited 100.00 Ordinary shares Vodafone Corporate Secretaries Limited1 100.00 Ordinary shares Vodafone DC Pension Trustee Company Limited1 100.00 Ordinary shares Vodafone Distribution Holdings Limited 100.00 Ordinary shares Vodafone Enterprise Corporate Secretaries Limited 100.00 Ordinary shares Vodafone Enterprise Equipment Limited 100.00 Ordinary shares Vodafone Enterprise Europe (UK) Limited 100.00 Ordinary shares Vodafone Euro Hedging Limited1 100.00 Ordinary shares Vodafone Euro Hedging Two 100.00 Ordinary shares Vodafone Europe UK 100.00 Ordinary shares Vodafone European Investments1 100.00 Ordinary shares Vodafone European Portal Limited1 100.00 Ordinary shares Vodafone Finance Limited1 100.00 Ordinary shares Vodafone Finance Luxembourg Limited 100.00 Ordinary shares Vodafone Finance Sweden 100.00 Ordinary shares Vodafone Finance UK Limited 100.00 Ordinary shares Vodafone Financial Operations 100.00 Ordinary shares Vodafone Global Content Services Limited 100.00 Ordinary shares Vodafone Global Enterprise Limited 100.00 Ordinary shares Vodafone Group (Directors) Trustee Limited1 100.00 Ordinary shares Vodafone Group Pension Trustee Limited1 100.00 Ordinary shares Vodafone Group Services Limited 100.00 Ordinary shares, deferred shares Vodafone Group Services No.2 Limited1 100.00 Ordinary shares Vodafone Group Share Trustee Limited1 100.00 Ordinary shares Vodafone Hire Limited 100.00 Ordinary shares Vodafone Holdings Luxembourg Limited 100.00 Ordinary shares Vodafone Intermediate Enterprises Limited 100.00 Ordinary shares Vodafone International Holdings Limited 100.00 Ordinary shares Vodafone International Operations Limited 100.00 Ordinary shares Vodafone Investment UK 100.00 Ordinary shares Vodafone Investments Australia Limited 100.00 Ordinary shares Vodafone Investments Limited1 100.00 Ordinary shares Vodafone IP Licensing Limited1 100.00 Ordinary shares Vodafone Leasing Limited 100.00 Ordinary shares Vodafone Limited 100.00 Ordinary shares Vodafone M.C. Mobile Services Limited 100.00 Ordinary shares Vodafone Marketing UK 100.00 Ordinary shares Vodafone Mobile Commerce Limited 100.00 Ordinary shares Vodafone Mobile Communications Limited 100.00 Ordinary shares Company name % held by Group companies Share class Vodafone Mobile Enterprises Limited 100.00 A ordinary shares, ordinary shares, Vodafone Mobile Network Limited 100.00 A ordinary shares, ordinary shares Vodafone Multimedia Limited 100.00 Ordinary shares Vodafone Nominees Limited1 100.00 Ordinary shares Vodafone Oceania Limited 100.00 Ordinary shares Vodafone Old Show Ground Site Management Limited 100.00 Ordinary shares Vodafone Overseas Finance Limited 100.00 Ordinary shares Vodafone Overseas Holdings Limited 100.00 Ordinary shares Vodafone Panafon UK 100.00 Ordinary shares Vodafone Partner Services Limited 100.00 Ordinary shares Vodafone Property Investments Limited 100.00 Ordinary shares Vodafone Retail (Holdings) Limited 100.00 Ordinary shares Vodafone Retail Limited 100.00 Ordinary shares Vodafone Sales & Services Limited 100.00 Ordinary shares Vodafone Satellite Services Limited 100.00 Ordinary shares Vodafone Specialist Communications Limited 100.00 Ordinary shares Vodafone UK Content Services Limited 100.00 Ordinary shares Vodafone UK Investments Limited 100.00 Ordinary shares Vodafone UK Limited1 100.00 Ordinary shares Vodafone Ventures Limited1 100.00 Ordinary shares Vodafone Worldwide Holdings Limited 100.00 Ordinary shares Vodafone Yen Finance Limited 100.00 Ordinary shares Vodafone-Central Limited 100.00 Ordinary shares Vodaphone Limited 100.00 Ordinary shares Vodata Limited 100.00 Ordinary shares Your Communications Group Limited 100.00 Ordinary shares c/o BDO MPR Management Limited, PO Box 119, Martello Court, Admiral park, St Peter Port, Guernsey, Channel Islands FB Holdings Limited 100.00 Ordinary shares Redwood House, St Julian’s Avenue, St Peter Port, Guernsey, GY1 1WA, Channel Islands Silver Stream Investments Limited 100.00 Ordinary shares P.O. Box 119, Commerce House, St Peter Port, Guernsey, GY1 3HB, Channel Islands Le Bunt Holdings Limited 100.00 Ordinary shares Roseneath, The Grange, St Peter Port, Guernsey, GY1 2QJ, Channel Islands VBA Holdings Limited3 65.00 Ordinary shares And non-voting irredeemable non-cumulative preference VBA International Limited3 65.00 Ordinary shares And non-voting irredeemable non-convertible non-cumulative Preference 44 Esplanade, St. Helier, Jersey, JE4 9WG, Channel Islands Aztec Limited 100.00 Ordinary shares Globe Limited 100.00 Ordinary shares Plex Limited 100.00 Ordinary shares Vizzavi Finance Limited 100.00 Ordinary shares Vodafone Holdings (Jersey) Limited 100.00 Ordinary shares Vodafone International 2 Limited 100.00 Ordinary shares Vodafone Jersey Dollar Holdings Limited 100.00 Ordinary shares Vodafone Jersey Finance 100.00 Ordinary shares Vodafone Jersey Yen Holdings Unlimited 100.00 Limited liability shares Company name % held by Group companies Share class United States 160 Greentree Drive, Suite 101, Dover, Delaware 19904, United States Bluefish Communications Inc. 100.00 Common stock shares 2875 Michelle Drive, Ste. 100, Irvine CA 92606, United States Vodafone US Inc. 100.00 Common stock shares 4701 Cox Road Suite 301, Glen Allen, VA 23060, United States Vodafone Americas Virginia Inc. 100.00 Common stock shares c/o United Corporate Services Inc., 15 North East Street, Kent County, Dover DE 19901, United States Cable & Wireless a-Services, Inc 100.00 Common shares Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808, United States of America Cable & Wireless Americas Systems, Inc. 100.00 Common stock shares Zambia Orange Park, Plot 35185, Alick Nkhata Road, Lusaka, Zambia Africonnect (Zambia) Limited3 65.00 Ordinary shares

174 Vodafone Group Plc Annual Report on Form 20-F 2017 Associated undertakings and joint arrangements Company Name % held by Group Companies Share class Australia Level 1, 177 Pacific Highway, North Sydney NSW 2060, Australia H3ga Properties (No 3) Pty Limited 50.00 Ordinary shares Mobileworld Communications Pty Limited 50.00 Ordinary shares Mobileworld Operating Pty Ltd 50.00 Ordinary shares Vodafone Australia Pty Limited 50.00 Ordinary shares Vodafone Foundation Australia Pty Limited 50.00 Ordinary shares Vodafone Hutchison Australia Pty Limited 50.00 Ordinary shares Vodafone Hutchison Finance Pty Limited 50.00 Ordinary shares Vodafone Hutchison Receivables Pty Limited 50.00 Ordinary shares Vodafone Network Pty Limited 50.00 Ordinary shares Vodafone Pty Limited 50.00 Ordinary shares Czech Republic namestí Junkových 2808/2, Stodulky, Prague 5, 15500, Czech Republic COOP Mobil s.r.o. 33.33 Ordinary shares Jankovcova 1037/49, 170 00 Praha 7-Holešovice, Czech Republic HBO Netherlands Channels sro 25.00 Member interest Egypt 23 Kasr El Nil St., Cairo, Egypt, 11211 Wataneya Telecommunications S.A.E 50.00 Ordinary shares Germany Willy-Brandt-Platz 6, 81829 Munich, Germany Device Insight 20.30 Preferred B shares Greece 43–45 Valtetsiou Str., Athens, Greece Safenet N.P,A. 24.97 Ordinary shares India Bharti Crescent, 1 Nelson Mandela Road, Vasant Kunj, Phase-II, New Delhi – 110070, India Indus Towers Limited 42.00 Equity shares A-19, Mohan Co-operative Industrial Estate , Mathura Road, New Delhi, New Delhi, Delhi, 110044, India FireFly Networks Limited 50.00 Equity shares Italy Via per Carpi 26/B - 42015 Correggio (RE), Italy VND S.p.A 35.00 Ordinary shares Kenya Safaricom, P O Box 46350, 00100, Nairobi, Kenya Safaricom Limited5,6 40.00 Ordinary shares Luxembourg 14 rue Edward Steichen, Luxembourg, 2540, Luxembourg Tomorrow Street SCA 50.00 Ordinary shares Company Name % held by Group Companies Share class Netherlands Johan Huizingalaan 763 A, 3e verdieping, 1066 VH, Amsterdam, Netherlands A-ccelerator B.V. 20.42 Ordinary shares A-ccelerator Holding B.V 20.42 Ordinary shares SBC SMART CITY 1517 B.V. 29.20 Ordinary shares Boeingavenue 53, 1119PE, Schiphol-Rijk, Netherlands VodafoneZiggo Group Holding B.V. 50.00 Ordinary shares Monitorweg 1, 1322 BJ Almere, Netherlands XB Facilities B.V. 50.00 Ordinary shares Barbara Strozzilaan 101, 1083 HN Amsterdam, Netherlands HBO Nederland Coöperatief U.A. 25.00 Partnershhip interest HBO Netherlands Distribution B.V. 25.00 Ordinary shares Simon Carmiggeltstraat 6, 1011DJ Amsterdam, Netherlands Vodafone Financial Services B.V. 50.00 Ordinary shares Atoomweg 100, 3542 AB Utrecht, Netherlands Amsterdamse Beheer- en Consultingmaatschappij B.V. 50.00 Ordinary shares Esprit Telecom B.V. 50.00 Ordinary shares FinCo Partner 1 B.V. 50.00 Ordinary shares LGE HoldCo V B.V. 50.00 Ordinary shares LGE HoldCo VI B.V. 50.00 Ordinary shares LGE Holdco VII B.V. 50.00 Ordinary shares LGE HoldCo VIII B.V. 50.00 Ordinary shares Torenspits II B.V. 50.00 Ordinary shares UPC Nederland Holding I B.V. 50.00 Ordinary shares UPC Nederland Holding II B.V. 50.00 Ordinary shares UPC Nederland Holding III B.V. 50.00 Ordinary shares Vodafone Nederland Holding I B.V. 50.00 Ordinary shares Vodafone Nederland Holding II B.V. 50.00 Ordinary shares Vodafone Nederland Holding III B.V. 50.00 Ordinary shares Ziggo B.V. 50.00 Ordinary shares Ziggo Deelnemingen B.V. 50.00 Ordinary shares Ziggo Financing Partnership 50.00 Partnership interest Ziggo Finance 2 B.V. 50.00 Ordinary shares Ziggo Holding B.V. 50.00 Ordinary shares Ziggo Netwerk II B.V. 50.00 Ordinary shares Ziggo Services B.V. 50.00 Ordinary shares Ziggo Services Employment B.V. 50.00 Ordinary shares Ziggo Services Netwerk 2 B.V. 50.00 Ordinary shares Ziggo Zakelijk Services B.V. 50.00 Ordinary shares ZUM B.V. 50.00 Ordinary shares Winschoterdiep 60, 9723 AB Groningen, Netherlands Zesko B.V. 50.00 Ordinary shares Ziggo Bond Company B.V. 50.00 Ordinary shares Ziggo Netwerk B.V. 50.00 Ordinary shares Media Park boulevard 2, 1217 WE Hilversum, Netherlands Liberty Global Content Netherlands B.V. 50.00 Ordinary shares Avenue Ceramique 300, 6221 KX, Maastricht, Netherlands Vodafone Libertel B.V. 50.00 Ordinary shares Assendorperdijk 2, 8012 EH Zwolle, Netherlands Zoranet Connectivity Services B.V. 50.00 Ordinary shares Company Name % held by Group Companies Share class New Zealand Level 1, 20 Viaduct Harbour Avenue, Auckland, 1142, New Zealand TSM NZ Limited 32.50 Ordinary shares Level 5, 151 Victoria Street West, Auckland 1010, New Zealand Centurion GSM Limited 25.00 Ordinary shares Portugal Avenida D. João II Lote 1.03.23 Parque das Nações, 1998- 017, Lisboa, Portugal Celfocus – Solucoes Informaticas Para Telecomunicacoes S.A 45.00 Ordinary shares Rua Pedro e Inês, Lote 2.08.01, 1990-075 Parque das Wações, Lisboa, Portugal Sport TV Portugal S.A 25.00 Nominative shares Romania Bulevardul DIMITRIE POMPEI, Nr. 10A, CLADIREA CONECT III, MO, Bucuresti, Sector 2, Romania Netgrid Telecom SRL 50.00 Ordinary shares Russian Federation bld. 3, 11, Promishlennaya Street, Moscow, 115516, Russian Federation Autoconnex Limited 35.00 Ordinary shares South Africa Building 13 Ground Floor East, Thornhill, Office Park, 94 Bekker Road, Vorna Valley X67, Midrand, 1685, South Africa Number Portability Company (Proprietary) Limited3 20.00 Ordinary shares United Kingdom 83 Baker Street, London, W1U 6AG, United Kingdom Digital Mobile Spectrum Limited 25.00 Ordinary shares The Exchange Building 1330, Arlington Business Park, Theale, Berkshire, RG7 4SA, United Kingdom Cornerstone Telecommunications Infrastructure Limited 50.00 Ordinary shares 62-65, Chandos Place, London, WC2N 4LP, United Kingdom Cable & Wireless Trade Mark Management Limited 50.00 Ordinary B shares 33 Holborn, London, EC1N 2HT, United Kingdom Mobile by Sainsbury’s Limited 50.00 Ordinary shares United States 2711 Centerville Road, Suite 400, Wilmington, DE 19808 Delaware, United States LG Financing Partnership 50.00 Partnership interest Ziggo Financing Partnership 50.00 Partnership interest Notes: 1 Entities directly held by Vodafone Group Plc. 2 Trades as Vodafone Hungary Mobile Telecommunications Company Limited. 3 Shareholding is indirect through Vodacom Group Limited. The indirect shareholding is calculated using the 65.0% ownership interest in Vodacom. 4 The Group has rights that enable it to control the strategic and operating decisions of Vodafone Qatar Q.S.C. and Vodacom Congo (RDC) S.A.. The Group is assessing the impact of changes to company law in Qatar, which will be applicable in the financial year ending 31 March 2018, on its ability to exercise control over Vodafone Qatar Q.S.C. 5 The Group also holds two non-voting shares. 6 At 31 March 2017 the fair value of Safaricom Limited was KES271 billion (€6,489 million) based on the closing quoted share price on the Nairobi Stock Exchange. 7 Shareholding is indirect through Vodafone Kabel Deutschland GmbH. 33. Related undertakings (continued) Notes to the consolidated financial statements (continued)

Vodafone Group Plc Annual Report on Form 20-F 2017 175 Overview Strategy Performance Governance Financials Additional information The table below shows selected financial data in respect of subsidiaries that have non-controlling interests that are material to the Group. Vodacom Group Limited Vodafone Egypt Telecommunications S.A.E. Vodafone Qatar Q.S.C. 2017 €m Restated 2016 €m 2017 €m Restated 2016 €m 2017 €m Restated 2016 €m Summary comprehensive income information Revenue 5,294 5,325 1,333 1,641 510 510 Profit/(loss) for the financial year 768 754 194 305 (67) (116) Other comprehensive (expense)/income (10) 39 – – – – Total comprehensive income/(expense) 758 793 194 305 (67) (116) Other financial information Profit/(loss) for the financial year allocated to non-controlling interests 257 263 88 139 (52) (89) Dividends paid to non-controlling interests 258 271 152 3 – 23 Summary financial position information Non-current assets 6,213 5,422 1,038 1,581 1,550 1,564 Current assets 2,023 1,649 352 872 137 122 Total assets 8,236 7,071 1,390 2,453 1,687 1,686 Non-current liabilities (2,368) (2,005) (25) (78) (266) (259) Current liabilities (1,825) (1,513) (656) (895) (226) (239) Total assets less total liabilities 4,043 3,553 709 1,480 1,195 1,188 Equity shareholders’ funds 3,379 2,956 433 896 275 273 Non-controlling interests 664 597 276 584 920 915 Total equity 4,043 3,553 709 1,480 1,195 1,188 Statement of cash flows Net cash flow from operating activities 1,702 1,575 520 661 134 103 Net cash flow from investing activities (790) (864) (609) (321) (93) (87) Net cash flow from financing activities (778) (798) (328) (22) (32) (21) Net cash flow 134 (87) (417) 318 9 (5) Cash and cash equivalents brought forward 464 681 619 430 31 39 Exchange gain/(loss) on cash and cash equivalents 21 (130) (145) (129) 3 (3) Cash and Cash Equivalents 619 464 57 619 43 31 The voting rights held by the Group equal the Group’s percentage shareholding as shown on pages 168 to 174.

176 Vodafone Group Plc Annual Report on Form 20-F 2017 34. Subsidiaries exempt from audit The following UK subsidiaries will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the year ended 31 March 2017. Name Registration number Cable & Wireless Access Limited 4005262 Cable & Wireless a-Services Limited 3930865 Cable & Wireless Aspac Holdings Limited 4705342 Cable & Wireless Capital Limited 6702535 Cable & Wireless CIS Services Limited 2964774 Cable & Wireless Communications Starclass Limited 1018703 Cable & Wireless Europe Holdings Limited 4659719 Cable & Wireless Global Business Services Limited 3537591 Cable & Wireless Global Holding Limited 3740694 Cable and Wireless Nominee Limited 3249884 Cable & Wireless Worldwide Limited 7029206 Cable & Wireless Worldwide Voice Messaging Limited 1981417 Cable & Wireless UK Holdings Limited 3840888 City Cable (Holdings) Limited 1042087 Digital Island (UK) Limited 3730837 Energis Communications Limited 2630471 Energis (Ireland) Limited NI035793 Energis Squared Limited 3037442 Internet Network Services Limited 3047165 Jaguar Communications Limited 1689995 Legend Communications Limited 3923166 MetroHoldings Limited 3511122 ML Integration Group Limited 3252903 ML Integration Services Limited 4087040 Stentor Communications Limited 3224579 The Eastern Leasing Company Limited 1672832 Thus Group Limited SC226738 Thus Group Holdings Limited SC192666 Vizzavi Finance Limited 80499 Vodafone 2 4083193 Vodafone 4 UK 6357658 Vodafone 5 Limited 6688527 Vodafone 5 UK 2960479 Vodafone Americas 4 6389457 Vodafone Benelux Limited 4200960 Vodafone Cellular Limited 896318 Vodafone Consolidated Holdings Limited 5754561 Vodafone Enterprise Equipment Limited 1648524 Name Registration number Vodafone Enterprise Europe (UK) Limited 3137479 Vodafone Euro Hedging Limited 3954207 Vodafone Euro Hedging Two 4055111 Vodafone European Investments 3961908 Vodafone European Portal Limited 3973442 Vodafone Europe UK 5798451 Vodafone Finance Luxembourg Limited 5754479 Vodafone Finance Sweden 2139168 Vodafone Finance UK Limited 3922620 Vodafone Financial Operations 4016558 Vodafone Global Content Services Limited 4064873 Vodafone Holdings Luxembourg Limited 4200970 Vodafone IP Licensing Limited 6846238 Vodafone Intermediate Enterprises Limited 3869137 Vodafone International 2 Limited 100403 Vodafone International Holdings Limited 2797426 Vodafone International Operations Limited 2797438 Vodafone Investments Australia Limited 2011978 Vodafone Investments Limited 1530514 Vodafone Investment UK 5798385 Vodafone Marketing UK 6858585 Vodafone Mobile Communications Limited 3942221 Vodafone Mobile Enterprises Limited 3961390 Vodafone Mobile Network Limited 3961482 Vodafone (New Zealand) Hedging Limited 4158469 Vodafone Nominees Limited 1172051 Vodafone Oceania Limited 3973427 Vodafone Overseas Holdings Limited 2809758 Vodafone Panafon UK 6326918 Vodafone Property Investments Limited 3903420 Vodafone UK Limited 2227940 Vodafone Worldwide Holdings Limited 3294074 Vodafone Yen Finance Limited 4373166 Voda Limited 1847509 Vodaphone Limited 2373469 Vodata Limited 2502373 Your Communications Group Limited 4171876 Notes to the consolidated financial statements (continued)

Vodafone Group Plc Annual Report on Form 20-F 2017 177 Overview Strategy Performance Governance Financials Additional information Other unaudited financial information Prior year operating results This section presents our operating performance for the 2016 financial year compared to the 2015 financial year, providing commentary on how the revenue and the adjusted EBITDA performance of the Group and its operating segments developed, with all amounts presented restated into euros following the change in the Group’s presentation currency and include the results of Vodafone India as discontinued operations following the agreement to combine it with Idea Cellular. Group1,2 Europe €m AMAP €m Other3 €m Eliminations €m 2016 €m 2015 €m % change Reported Organic* Revenue 36,462 11,891 1,567 (110) 49,810 48,385 2.9 2.1 Service revenue 33,381 10,043 1,303 (109) 44,618 43,635 2.3 1.1 Other revenue 3,081 1,848 264 (1) 5,192 4,750 Adjusted EBITDA 10,485 3,706 (36) – 14,155 13,702 3.3 2.3 Adjusted operating profit/(loss) 1,927 1,941 (39) – 3,829 4,040 (5.2) (3.8) Adjustments for: Impairment loss (569) – Restructuring costs (316) (204) Amortisation of acquired customer bases and brand intangible assets (1,338) (1,617) Other expense (286) (146) Operating profit 1,320 2,073 Notes: 1 With effect from 1 April 2016, the Group’s presentation currency was changed from pounds sterling to the euro to better align with the geographic split of the Group’s operations. The results for the year ended 31 March 2016 have been restated into euros and include the results of Vodafone India as discontinued operations following the agreement to combine it with Idea Cellular. Group revenue and service revenue includes the results of Europe, AMAP, Other (which includes the results of partner markets) and eliminations. 2016 results reflect average foreign exchange rates of €1:£0.73, €1:INR72.3, €1:ZAR15.21, €1:TKL3.14 and €1: EGP8.66. 2 Alternative performance measures are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Alternative performance measures” on page 205 for reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 218 for further details. 3 The “Other” segment primarily represents the results of the partner markets and the net result of unallocated central Group costs. Revenue Group revenue increased 2.9% to €49.8 billion and service revenue increased 2.3% to €44.6 billion. Reported growth includes the full year impact from the acquisitions of Hellas Online (‘HOL’) and Cobra Automotive (‘Cobra’) in the prior year. In Europe, organic service revenue declined 0.6%* reflecting continued competitive pressures in a number of markets, with improving trends throughout the year. In AMAP, organic service revenue increased by 8.0%* continuing its sustained track record of strong organic growth. Adjusted EBITDA Group adjusted EBITDA increased 3.3% to €14.2 billion driven by organic growth in Europe and AMAP and the positive impact of the acquisitions of HOL and Cobra and foreign exchange movements. On an organic basis, adjusted EBITDA rose 2.3%* and the Group’s adjusted EBITDA margin stabilised at 28.4%. Operating profit Adjusted operating profit excludes certain income and expenses that we have identified separately to allow their effect on the results of the Group to be assessed (see page 205). The items that are included in operating profit but are excluded from adjusted operating profit are discussed below. An impairment loss of €569 million was recognised in the 2016 financial year (2015: €nil). Further detail is provided in note 4 to the Group’s consolidated financial statements. Restructuring costs of €316 million (2015: €204 million) have been incurred to improve future business performance and reduce costs. Amortisation of intangible assets in relation to customer bases and brands are recognised under accounting rules after we acquire businesses and decreased to €1,338 million (2015: €1,617 million) due to the acquisition of Ono. Including the above items, operating profit decreased by €0.8 billion to €1.3 billion as the €0.6 billion impairment charge, €0.5 billion higher depreciation and amortisation charges and €0.1 billion increase in restructuring costs were partly offset by a €0.4 billion increase in adjusted EBITDA. Note: * All amounts in the Operating Results section marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is an alternative performance measure. See “Alternative performance measures” on page 205 for further details and reconciliations to the respective closest equivalent GAAP measure.

178 Vodafone Group Plc Annual Report on Form 20-F 2017 Other unaudited financial information (continued) Prior year operating results (continued) Europe Germany €m Italy €m UK €m Spain €m Other Europe €m Eliminations €m Europe €m % change Reported Organic* Year ended 31 March 2016 restated Revenue 10,626 6,008 8,428 4,959 6,599 (158) 36,462 3.3 0.4 Service revenue 9,817 5,129 7,987 4,468 6,132 (152) 33,381 2.4 (0.6) Other revenue 809 879 441 491 467 (6) 3,081 Adjusted EBITDA 3,462 2,015 1,756 1,250 2,002 – 10,485 4.0 1.7 Adjusted operating profit 523 805 (97) 75 621 – 1,927 (13.0) (12.9) Adjusted EBITDA margin 32.6% 33.5% 20.8% 25.2% 30.3% 28.8% Year ended 31 March 2015 restated Revenue 10,677 5,844 7,916 4,615 6,360 (116) 35,296 24.3 (4.4) Service revenue 9,862 5,169 7,527 4,240 5,924 (110) 32,612 23.3 (5.0) Other revenue 815 675 389 375 436 (6) 2,684 Adjusted EBITDA 3,390 1,956 1,724 1,003 2,004 – 10,077 25.2 (12.3) Adjusted operating profit 677 822 39 8 670 – 2,216 (18.5) (40.6) Adjusted EBITDA margin 31.8% 33.5% 21.8% 21.7% 31.5% 28.5% Revenue increased 3.3% for the year. M&A activity, including HOL and Cobra, contributed a 1.3 percentage point positive impact and foreign exchange movements contributed a 1.6 percentage point positive impact. On an organic basis, service revenue decreased by 0.6%*, reflecting continued competitive pressures in a number of markets. Adjusted EBITDA increased 4.0%, including a 1.3 percentage point positive impact from M&A activity and a 1.0 percentage point positive impact from foreign exchange movements. On an organic basis adjusted EBITDA increased 1.7%* driven by good cost control in a number of our markets, as well as the benefits of acquisition integrations. Reported change % Other activity (including M&A) pps Foreign exchange pps Organic* change % Revenue – Europe 3.3 (1.3) (1.6) 0.4 Service revenue Germany (0.5) – 0.1 (0.4) Italy (0.8) – – (0.8) UK 6.1 0.4 (6.8) (0.3) Spain 5.4 (8.9) – (3.5) Other Europe 3.5 (1.9) (0.1) 1.5 Europe 2.4 (1.5) (1.5) (0.6) Adjusted EBITDA Germany 2.1 – – 2.1 Italy 3.0 – 0.1 3.1 UK 1.9 4.7 (5.4) 1.2 Spain 24.6 (20.1) (0.3) 4.2 Other Europe (0.1) (1.3) (0.1) (1.5) Europe 4.0 (1.3) (1.0) 1.7 Adjusted operating profit Europe (13.0) (0.4) 0.5 (12.9) Germany Service revenue declined 0.4%* for the year, but returned to growth in Q4 (Q3: -0.4%*; Q4: 1.6%*) led by improvements in consumer mobile and fixed trends and aided by an accounting reclassification in fixed. Mobile service revenue declined 1.6%*. Consumer contract revenue stabilised in the year, supported by consistent growth in contract net additions (+594,000 for the year). This performance has been driven by an increased focus on direct channels and our “Otelo” second brand; during Q4, higher competition in indirect channels weighed on our contract net additions. The Enterprise market became increasingly competitive during the year, leading to a deteriorating revenue trend as falling ARPU more than offset good contract wins. We have made further strong progress on network investment, with 87% 4G coverage and dropped call rates declining 25% year-on-year to an all-time low of 0.44%. In November, the independent “Connect” test confirmed the premium quality of our voice network in Germany and a strong second and most improved data position. Fixed service revenue growth was 1.5%*, with continued strong growth in cable and a slowing decline in DSL-related revenue. Cable net adds growth continued to be strong throughout the year, supplemented by ongoing migrations from the DSL base; in the second half of the year DSL net additions also turned positive, with growing customer demand for VDSL. Broadband ARPU was down year-on-year in a promotional market, with improvements in cable offset by DSL declines, although the pace of decline began to moderate during H2. The integration of KDG has been completed; we expect cost synergies to meet the initial targets set out at the time of acquisition, and now expect further upside potential longer-term. In November, we launched Vodafone Red One, our fully integrated fixed, mobile and TV service combining high speed mobile and fixed; as of 31 March 2016 we had 54,000 customers. Adjusted EBITDA grew 2.1%*, with adjusted EBITDA margin improving by 0.8* percentage points. The impact of lower revenues and increased Project Spring network opex was more than offset by opex efficiencies (including KDG synergies), savings in commercial costs (aided by our increased focus on direct channels) and a change in commission processes.

Vodafone Group Plc Annual Report on Form 20-F 2017 179 Overview Strategy Performance Governance Financials Additional information Italy Service revenue declined 0.8%* for the year, but returned to growth in Q4 (Q3: -0.3%*; Q4: 1.3%*), aided by the leap-year benefit. The mobile business is on a steady recovery path, while fixed performance continues to be positive despite increased competition in recent months. Mobile service revenue declined 1.1%*, as a recovery in ARPU supported by prepaid price increases only partially offset the year-on-year decline in the customer base. Mobile number portability in the market has reduced in recent quarters and the customer base decline stabilised during the year, aided by market-leading NPS scores in mobile following our Project Spring investments. Consumer trends improved faster than Enterprise, where competitive intensity has increased in H2. As of 31 March 2016 we have 95% population coverage on our 4G network and 6.5 million 4G customers (September 2015: 4.0 million). Fixed service revenue was up 1.2%*, driven by sustained commercial momentum. We added 168,000 broadband customers during the year, a strong performance, and in Q4 50% of our gross adds have taken a fibre-based service. Of our base of 2.0 million broadband customers, 297,000 are fibre customers. We have now built out our own fibre network to over 16,000 cabinets, enabling us to reach 3.6 million households. Our high speed broadband roll-out in Italy will be enhanced by our commercial agreement with Enel, which plans to roll out Fibre-To-The-Home (‘FTTH’) to 224 cities nationwide, providing access on competitive commercial terms. In these areas Enel will be our exclusive fibre partner going forward. Adjusted EBITDA was up 3.1%*, as we successfully offset the decline in service revenue with savings in commercial costs and operating expenses. The adjusted EBITDA margin was stable year-on-year due principally to higher handset revenues. UK Service revenue declined 0.3%* for the year (Q3: -0.7%*; Q4: -0.1%*), with improving trends in fixed offset by a slowdown in mobile, reflecting operational challenges following a billing system migration. Q4 growth benefited from strong carrier services activity; excluding this, underlying trends were stable. The organic growth rate for the year excludes oneoff settlements with other network operators in Q2. Mobile service revenue declined 0.7%*. Contract customer growth slowed in Q4, impacted partly by higher churn in relation to the billing system migration. Revenue trends were also impacted by the pricing and usage of 08XX numbers following the introduction of Non-Geographic Call Services regulation, and a focus on giving customers more control of their out-of-bundle data spend. As a result, in-bundle revenue and demand for data add-ons continued to grow. Enterprise mobile trends remained relatively stable despite increased competition. National 4G coverage reached 91% (based on the OFCOM definition), and 99.5% in London; based on our estimations, 4G coverage was 84%, and despite some delays the pace of 4G coverage expansion in conjunction with our network sharing partner is now accelerating. We achieved significant growth in 4G customers, with 7.0 million at the period end (September 2015: 5.3 million). Fixed service revenue grew 1.1%*. Excluding carrier services, fixed service revenue grew 2.4%* in the second half of the year including an improving performance in Enterprise. After regional trials during the summer, we began to offer our consumer broadband service to 24 million premises across the UK (98% of BT’s fibre footprint) in October, securing 38,000 customers by 31 March 2016. Our new TV service is in field trials with plans to launch later in the current calendar year. Adjusted EBITDA grew 1.2%*, with a 0.2* percentage point increase in the adjusted EBITDA margin driven by continued operational efficiencies. Reported adjusted EBITDA benefited from one-off settlements with other network operators in the first half of the year. Spain Service revenue declined 3.5%* (Q3: -3.1%*; Q4: -3.2%*), with mobile revenue recovering steadily despite the negative effect of handset financing, and continued positive momentum in fixed. Excluding handset financing effects, service revenues declined by 0.3%* in the year. Mobile service revenue fell 8.0%*. The contract customer base continued to grow in a more stable market, despite increased promotional activity around the start of the new football season. We are seeing signs that ARPU is beginning to stabilise, aided by our marketleading NPS scores in mobile and our “more-for-more” pricing strategy, in which customers receive higher data allowances and additional features (e.g. free European roaming) together with an increase in the monthly tariff. Our 4G population coverage reached 91% at 31 March 2016 and we have 5.4 million 4G customers. Fixed service revenue rose 7.8%*, supported by consistent growth in broadband net additions. The integration of Ono has proceeded successfully and we have already achieved 100% of the original €240 million of cost and capex synergies targeted. We now expect to be able to deliver €300 million of annualised run-rate savings over the original timeframe. In part this reflects the very successful launch in May of Vodafone One, our fully integrated cable, mobile and TV service, which has already reached 1.5 million customers. Including our joint fibre network build with Orange, we now reach 8.5 million premises with cable or fibre. Our recent agreement with Mediapro together with the wholesale obligations imposed on the incumbent provide us with access to a full range of premium TV channels for the coming years, albeit at an increased cost. Adjusted EBITDA increased 4.2%* year-on-year with a 1.3* percentage point increase in the adjusted EBITDA margin, as strong cost control, the benefit to margin from handset financing and the cost synergies from the Ono acquisition more than offset rising TV costs. Other Europe Service revenue rose 1.5%* (Q3: 1.6%*; Q4: 2.1%*), with all markets except Greece achieving growth during the year. In Q4, Romania (7.7%*), Portugal (3.5%*) and the Czech Republic enjoyed an improvement in top-line growth. In the Netherlands, service revenue increased 0.3%*, with growth moving into decline during H2 (Q3: 0.2%*; Q4: -1.3%*) as continued gains in fixed (partly aided by a Q4 accounting reclassification) were offset by a decline in mobile contract ARPU. In Portugal, fixed service revenue continues to grow strongly and mobile is recovering as ARPU and churn pressure from the shift towards convergent pricing begins to moderate. Our FTTH network now reaches 2.4 million homes. Ireland returned to service revenue growth in Q2, with strong momentum in fixed and an improving trend in mobile. The initial 4G roll-out is complete with 95% population coverage. In Greece macroeconomic conditions remained a drag, however good cost control led to improved margins. The integration of HOL is progressing according to plan. Adjusted EBITDA declined 1.5%*, with a 1.0* percentage point decline in adjusted EBITDA margin, mainly driven by lower margins in Portugal and Romania.

180 Vodafone Group Plc Annual Report on Form 20-F 2017 Other unaudited financial information (continued) Prior year operating results (continued) Africa, Middle East and Asia-Pacific Vodacom €m Other AMAP €m Eliminations €m AMAP €m % change Reported Organic* Year ended 31 March 2016 restated Revenue 5,325 6,566 – 11,891 2.5 8.1 Service revenue 4,419 5,624 – 10,043 2.8 8.0 Other revenue 906 942 – 1,848 Adjusted EBITDA 2,028 1,678 – 3,706 3.4 9.0 Adjusted operating profit 1,356 585 – 1,941 11.2 19.9 Adjusted EBITDA margin 38.1% 25.6% 31.2% Year ended 31 March 2015 restated Revenue 5,539 6,061 – 11,600 3.6 4.6 Service revenue 4,451 5,319 – 9,770 1.5 2.3 Other revenue 1,088 742 – 1,829 Adjusted EBITDA 1,949 1,635 – 3,584 1.0 1.8 Adjusted operating profit 1,314 432 – 1,746 (9.5) (9.7) Adjusted EBITDA margin 35.2% 27.0% 30.9% Revenue increased 2.5%, with strong organic growth partly offset by a 4.8 percentage point adverse impact from foreign exchange movements. On an organic basis, service revenue was up 8.0%* driven by growth in the customer base, increased voice and data usage, and continued good commercial execution. Adjusted EBITDA increased 3.4%, including a 5.0 percentage point adverse impact from foreign exchange movements. On an organic basis, adjusted EBITDA grew 9.0%*, driven by growth in all major markets. Reported change % Other activity (including M&A) pps Foreign exchange pps Organic* change % Revenue – AMAP 2.5 0.8 4.8 8.1 Service revenue Vodacom (0.7) – 6.1 5.4 Other AMAP 5.7 1.8 2.6 10.1 AMAP 2.8 1.0 4.2 8.0 Adjusted EBITDA Vodacom 4.1 – 8.6 12.7 Other AMAP 2.6 1.3 0.6 4.5 AMAP 3.4 0.6 5.0 9.0 Adjusted operating profit AMAP 11.2 1.6 7.1 19.9 Vodacom Vodacom Group service revenue increased 5.4%* (Q3: 7.2%*; Q4: 6.3%*), supported by strong momentum in both South Africa and the International operations. In South Africa, organic service revenue grew 4.7%* (Q3: 7.2%*; Q4: 6.5%*), with the consumer and enterprise businesses both performing well. We continued to focus on building brand and network differentiation, with our performance driven by strong demand for data. We further enhanced our leading network position, more than doubling our LTE/4G sites to over 6,000, taking coverage to 58.2% on LTE/4G and 98.9% on 3G. Data revenue growth remained strong at 18.8%* in Q4 and data is now 36.3% of local service revenue. Our pricing transformation strategy is making good progress, with 85% of contract customers now on integrated price plans and churn falling to our lowest levels at 6.9% in Q4. Total bundle sales reached 1.1 billion, supported by our “Just 4 U” personalised offers. Service revenue growth in Vodacom’s International operations outside South Africa was 10.0%*, driven by increased voice revenue as a result of pricing strategies and bundle offerings, data take-up and M-Pesa. Active data customers reached 10.1 million, 37% of total customers, and active M-Pesa customers totalled 6.8 million in Q4, all benefiting from sustained network investment. Vodacom Group adjusted EBITDA increased 12.7%*, significantly faster than revenues, with a 3.6* percentage point improvement in adjusted EBITDA margin. This strong performance partly reflected a change in accounting for certain transactions in the indirect channel, which depressed equipment sales and total revenues with no impact on adjusted EBITDA. Excluding this effect, adjusted EBITDA margins rose driven by operating leverage, tight cost control and a tailwind from foreign exchange gains.

Vodafone Group Plc Annual Report on Form 20-F 2017 181 Overview Strategy Performance Governance Financials Additional information Other AMAP Service revenue increased 10.1%* (Q3: 10.8%*; Q4: 12.1%*), with strong growth in Turkey, Egypt and Ghana partially offset by a decline in Qatar. Service revenue in Turkey was up 19.7%*, reflecting continued strong growth in consumer contract and Enterprise revenue, and we launched 4G services in April 2016. Fixed momentum was strong, almost quadrupling the fixed broadband customer base to 363,000 at the end of the period. In Egypt, service revenue was up 8.9%* driven by continued strong growth in data. New Zealand returned to modest growth, with solid mobile contract customer trends and improving fixed ARPU. Adjusted EBITDA grew 4.5%*, with a 2.1* percentage point contraction in adjusted EBITDA margin. A strong revenue performance and improved margins in Turkey were partly offset by higher costs for imported goods post foreign exchange rate devaluations across the region. Associates and joint ventures Indus Towers, the Indian towers company in which Vodafone has a 42% interest, achieved local currency revenue growth of 5.8%. Indus Towers owned 119,881 towers as at 31 March 2016, with a tenancy ratio of 2.25. Indus Towers’ contribution to the Group’s adjusted operating profit was €101 million. Safaricom, Vodafone’s 40% associate which is the leading mobile operator in Kenya, saw local currency service revenue growth of 13.8% for the year, with local currency adjusted EBITDA up 16.8%, driven by an increase in the customer base leading to growth across all revenue streams, predominantly mobile data and M-Pesa. 4G coverage is now in 20 out of 47 counties. Vodafone Hutchison Australia (‘VHA’), in which Vodafone owns a 50% stake, is performing solidly in an intensely competitive environment, with service revenues (excluding MTR impact) returning to growth after five years in decline. Adjusted EBITDA growth was driven by an increase in revenue and improved cost management. India1 On 20 March 2017, Vodafone announced the agreement to combine its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers), with Idea Cellular, with the combined company to be jointly controlled by Vodafone and the Aditya Birla Group. The results of Vodafone India are detailed below. 2016 €m 2015 €m % change Reported Organic* Revenue 6,161 5,502 12.0 Service revenue 6,135 5,480 12.0 5.0 Other revenue 26 22 Direct costs (1,835) (1,714) Customer costs (287) (245) Operating expenses (2,224) (1,908) Adjusted EBITDA 1,815 1,635 11.0 4.1 Depreciation and amortisation (1,276) (1,075) Adjusted operating profit 539 560 (3.9) Adjustments for: Other (116) (104) Operating profit 423 456 Adjusted EBITDA margin 29.5% 29.7% Note: 1 The results of Vodafone India are classified as discontinued operations in accordance with IFRS. Service revenue increased 5.0%* (Q3: 2.3%*; Q4: 5.3%*) as customer base growth and strong demand for 3G data was partially offset by a number of regulatory changes, including MTR cuts, roaming price caps and an increase in service tax. Excluding these impacts, service revenue growth was 10.0%*. Q4 growth recovered versus Q3 as voice price competition moderated during the quarter and regulatory impacts began to reduce in March. We added 14.1 million customers during the year, taking the total to 197.9 million. Growth in total minutes of use continued, but this was offset by a decline in average revenue per minute as a result of ongoing competition on voice business. Data growth continues to be very strong, with data usage over the network up 64% year-on-year, and the active data customer base increasing by 3.8 million to 67.5 million. The 3G customer base grew to 27.4 million, up 41.4% year-on-year, and smartphone penetration in our four biggest urban areas is now 52.8%. In Q4, browsing revenue represented 19.2% of local service revenue, up from 14.9% in the equivalent quarter last year. Since the launch of Project Spring we have added over 37,700 new 3G sites, taking the total to 55,500 and our population coverage to 95% of target urban areas. We have launched 4G in five key circles and plan to expand to cover over 60% of our data revenues in the coming year, ahead of the upcoming spectrum auction. Our M-Pesa business continues to expand, with 1.3 million active customers at March 2016, and approximately 120,000 agents. In August, the Reserve Bank of India granted us “in principle” approval to set up a payments bank. Adjusted EBITDA grew 4.1%*, with a 0.2* percentage point deterioration in adjusted EBITDA margin as the benefits of service revenue growth were offset by the ongoing increase in operating costs related to Project Spring, higher acquisition costs and the translation effects of non-rupee operating costs.

182 Vodafone Group Plc Annual Report on Form 20-F 2017 This page is intentionally left blank

Vodafone Group Plc Annual Report on Form 20-F 2017 183 Overview Strategy Performance Governance Financials Additional information This page is intentionally left blank

184 Vodafone Group Plc Annual Report on Form 20-F 2017 This page is intentionally left blank

Vodafone Group Plc Annual Report on Form 20-F 2017 185 Overview Strategy Performance Governance Financials Additional information This page is intentionally left blank

186 Vodafone Group Plc Annual Report on Form 20-F 2017 This page is intentionally left blank

Vodafone Group Plc Annual Report on Form 20-F 2017 187 Overview Strategy Performance Governance Financials Additional information This page is intentionally left blank

 Vodafone Group Plc Annual Report 188 on Form 20-F 2017 This page is intentionally left blank

Vodafone Group Plc Annual Report on Form 20-F 2017 189 Overview Strategy Performance Governance Financials Additional information This page is intentionally left blank

Shareholder information Investor calendar Ex-dividend date for final dividend 8 June 2017 Record date for final dividend 9 June 2017 Trading update 21 July 2017 Annual general meeting 28 July 2017 Final dividend payment 4 August 2017 Half-year financial results 14 November 2017 Ex-dividend date for interim dividend 23 November 2017 Record date for interim dividend 24 November 2017 Interim dividend payment 2 February 2018 Dividends See pages 42 and 125 for details on dividend amount per share. Payment of dividends by direct credit We pay cash dividends directly to shareholders’ bank or building society accounts. This ensures secure delivery and means dividend payments are credited to shareholders’ bank or building society accounts on the same day as payment. A dividend confirmation covering both the interim and final dividends paid during the financial year is sent to shareholders at the time of the interim dividend in February. ADS holders may alternatively have their cash dividends paid by cheque. Euro dividends Dividends are now declared in euros and paid in euros and pounds sterling according to where the shareholder is resident. Cash dividends to ADS holders are paid by the ADS depositary in US dollars. This aligns the Group’s shareholder returns with the primary currency in which we generate free cash flow. The foreign exchange rate at which dividends declared in euros are converted into pounds sterling and US dollars is calculated based on the average exchange rate of the five business days during the week prior to the payment of the dividend. See vodafone.com/dividends for further information about dividend payments or, alternatively, please contact our registrar or the ADS depositary, as applicable. See page 191 for their contact information. Dividend reinvestment plan We offer a dividend reinvestment plan which allows holders of ordinary shares who choose to participate to use their cash dividends to acquire additional shares in the Company. These are purchased on their behalf by the plan administrator through a low cost dealing arrangement. For ADS holders, Deutsche Bank, through its transfer agent, American Stock Transfer & Trust Company, LLC (AST) maintains a DB Global Direct Investor Services Program which is a direct purchase and sale plan for depositary receipts with a dividend reinvestment facility. Taxation of dividends See pages 194 to 196 for details on dividend taxation. Managing your shares via Investor Centre Computershare operates a portfolio service for investors in ordinary shares, called Investor Centre. This provides our shareholders with online access to information about their investments as well as a facility to help manage their holdings online, such as being able to: –– update dividend mandate bank instructions and review dividend payment history; –– update member details and address changes; and –– register to receive Company communications electronically. Computershare also offers an internet and telephone share dealing service to existing shareholders. The service can be obtained at investorcentre.co.uk. Shareholders with any queries regarding their holding should contact Computershare. See page 191 for their contact details. Shareholders may also find the investors section of our corporate website, vodafone.com/investor, useful for general queries and information about the Company. Shareholder communications A growing number of our shareholders have opted to receive their communications from us electronically using email and web-based communications. The use of electronic communications, rather than printed paper documents, means information about the Company can be received as soon as it is available and has the added benefit of reducing costs and our impact on the environment. Each time we issue a shareholder communication, shareholders who have elected for electronic communication will be sent an email alert containing a link to the relevant documents. We encourage all our shareholders to sign up for this service by providing us with an email address. You can register your email address via our registrar at investorcentre.co.uk or contact them via the telephone number provided on page 191. See vodafone.com/investor for further information about this service. Annual General Meeting Our thirty-third annual general meeting will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday 28 July 2017 at 11.00 am. The annual general meeting will be transmitted via a live webcast which can be viewed on our website at vodafone.com/agm on the day of the meeting. A recording will be available to view after that date. 190 Vodafone Group Plc Annual Report on Form 20-F 2017  Unaudited information

ShareGift We support ShareGift, the charity share donation scheme (registered charity number 1052686). Through ShareGift, shareholders who have only a very small number of shares, which might be considered uneconomic to sell, are able to donate them to charity. Donated shares are aggregated and sold by ShareGift, the proceeds being passed on to a wide range of UK charities. See sharegift.org or call +44 (0)20 7930 3737 for further details. Landmark Asset Search We participate in an online service which provides a search facility for solicitors and probate professionals to quickly and easily trace UK shareholdings relating to deceased estates. Visit www.landmarkfas.co.uk or call +44 (0)844 844 9967 for further information. Warning to shareholders (“boiler room” scams) Over recent years we have become aware of investors who have received unsolicited calls or correspondence, in some cases purporting to have been issued by us, concerning investment matters. These callers typically make claims of highly profitable opportunities in UK or US investments which turn out to be worthless or simply do not exist. These approaches are usually made by unauthorised companies and individuals and are commonly known as “boiler room” scams. Investors are advised to be wary of any unsolicited advice or offers to buy shares. If it sounds too good to be true, it often is. See the FCA website at fca.org.uk/scamsmart for more detailed information about this or similar activities. Registrar and transfer office The Registrar Computershare Investor Services PLC The Pavilions Bridgwater Road, Bristol BS99 6ZZ, England Telephone: +44 (0)370 702 0198 investorcentre.co.uk/contactus Holders of ordinary shares resident in Ireland Computershare Investor Services (Ireland) Ltd PO Box 9742 Dublin 18, Ireland Telephone: +353 (0)818 300 999 investorcentre.co.uk/contactus ADS transfer agent AST Operations Center 6201 15th Avenue Brooklyn NY 11219 United States of America Telephone: +1 800 233 5601 (toll free) or, for calls outside the United States, +1 201 806 4103 Email: db@astfinancial.com Share price history The closing share price at 31 March 2017 was 208.10 pence (31 March 2016: 221.20 pence). The closing share price on 15 May 2017 was 211.05 pence. The following tables set out, for the periods indicated, (i) the reported high and low middle market quotations of ordinary shares on the London Stock Exchange, and (ii) the reported high and low sales prices of ADSs on NASDAQ. London Stock Exchange Pounds per ordinary share NASDAQ Dollars per ADS Year ended 31 March High Low High Low 2013 1.92 1.54 30.07 24.42 2014 2.52 1.80 41.57 27.74 2015 2.40 1.85 38.26 29.67 2016 2.55 2.00 39.21 29.19 2017 2.40 1.91 34.69 24.30 Quarter High Low High Low 2015/2016 First quarter 2.55 2.20 39.21 32.71 Second quarter 2.46 2.04 38.25 30.90 Third quarter 2.26 2.04 34.42 31.00 Fourth quarter 2.25 2.00 32.72 29.19 2016/2017 First quarter 2.33 2.09 34.69 28.31 Second quarter 2.40 2.19 31.68 28.99 Third quarter 2.28 1.91 29.30 24.30 Fourth quarter 2.15 1.92 26.91 24.42 2017/2018 First quarter1 2.11 1.99 27.58 25.59 London Stock Exchange Pounds per ordinary share NASDAQ Dollars per ADS Month High Low High Low November 2016 2.22 1.94 27.49 24.44 December 2016 2.02 1.91 25.45 24.30 January 2017 2.15 1.93 26.65 24.58 February 2017 2.03 1.92 25.77 24.42 March 2017 2.12 2.02 26.91 25.04 April 2017 2.07 1.99 26.48 25.59 May 20171 2.11 1.99 27.58 26.21 Note: 1 Covering period up to 15 May 2017. Foreign currency translation The following table sets out the euro exchange rates of the other principal currencies of the Group, being: “Sterling”, “£” or “pence”, the currency of the United Kingdom, and “US dollars”, “US$”, “cents” or “¢”, the currency of the United States. 31 March Currency (=€1) 2017 2016 % Change Average: Sterling 0.84 0.73 15.1 US dollar 1.10 1.10 0.0 At 31 March: Sterling 0.85 0.79 7.6 US dollar 1.07 1.13 (5.3) Vodafone Group Plc Annual Report on Form 20-F 2017 191 Overview Strategy Performance Governance Financials Additional information

The following table sets out, for the periods and dates indicated, the period end, average, high and low exchange rates for euro expressed in US dollars per €1.00. Year ended 31 March 31 March Average High Low 2013 1.28 1.29 1.37 1.21 2014 1.38 1.34 1.39 1.28 2015 1.08 1.27 1.39 1.05 2016 1.13 1.10 1.16 1.06 2017 1.07 1.10 1.15 1.04 The following table sets out, for the periods indicated, the high and low exchange rates for euro expressed in US dollars per €1.00. Year ended 31 March High Low November 2016 1.11 1.06 December 2016 1.08 1.04 January 2017 1.08 1.04 February 2017 1.08 1.05 March 2017 1.09 1.05 April 2017 1.09 1.06 On 15 May 2017 (the latest practicable date for inclusion in this report), the exchange rates between euros and US dollars and between euros and sterling were as follows: €1 = US$1.10 and €1 = £0.85. Markets Ordinary shares of Vodafone Group Plc are traded on the London Stock Exchange and in the form of ADSs on NASDAQ. ADSs, each representing ten ordinary shares, are traded on NASDAQ under the symbol “VOD”. The ADSs are evidenced by ADRs issued by Deutsche Bank, as depositary, under a deposit agreement, dated 27 February 2017 between the Company, the depositary and the holders from time to time of ADRs issued thereunder. Prior to 27 February 2017 the Company’s depositary bank was Bank of New York Mellon. ADS holders are not members of the Company but may instruct Deutsche Bank on the exercise of voting rights relative to the number of ordinary shares represented by their ADSs. See “Articles of Association and applicable English laws” and “Rights attaching to the Company’s shares – Voting rights”on page 193. Shareholders as at 31 March 2017 Number of ordinary shares held Number of accounts % of total issued shares 1–1,000 310,731 0.24 1,001–5,000 42,748 0.35 5,001–50,000 12,263 0.55 50,001–100,000 456 0.12 100,001–500,000 603 0.55 More than 500,000 1,109 98.19 367,910 100.00 Ownership location (as a percentage of shares held) as at 31 March 2017 2016 UK 38.4 45.3 Europe (excluding UK) 14.2 13.2 North America 40.7 34.0 Rest of World 6.7 7.5 Major shareholders Deutsche Bank as custodian of our ADR programme, held approximately 17.19% of our ordinary shares of 2020/21 US cents each at 15 May 2017 as nominee. The total number of ADRs outstanding at 15 May 2017 was 457,705,038. At this date 1,449 holders of record of ordinary shares had registered addresses in the United States and in total held approximately 0.008% of the ordinary shares of the Company. At 31 March 2017 the following percentage interests in the ordinary share capital of the Company, disclosable under the Disclosure Guidance and Transparency Rules, (‘DTR’ 5), have been notified to the Directors. Shareholder Shareholding Black Rock Investment Management Ltd. 3.08% Legal & General Investment Management Ltd. 3.44% No changes in the interests disclosed under DTR 5 have been notified to the Company between 31 March 2017 and 15 May 2017. Other than previously disclosed, between 1 April 2014 and 15 May 2017, no shareholder held more than 3% of, or 3% of voting rights attributable to, the ordinary shares of the Company other than Bank of New York Mellon as custodian of our ADR programme. During this period, and as notified, its holding was reduced to below the 3% reporting threshold as of 27 February 2017, the date that Deutsche Bank became custodian of our ADR programme. The rights attaching to the ordinary shares of the Company held by these shareholders are identical in all respects to the rights attaching to all the ordinary shares of the Company. The Directors are not aware at 15 May 2017 of any other interest of 3% or more in the ordinary share capital of the Company. The Company is not directly or indirectly owned or controlled by any foreign government or any other legal entity. There are no arrangements known to the Company that could result in a change of control of the Company. Articles of Association and applicable English law The following description summarises certain provisions of the Company’s Articles of Association and applicable English law. This summary is qualified in its entirety by reference to the Companies Act 2006 of England and Wales and the Company’s Articles of Association. See “Documents on display” on page 194 for information on where copies of the Articles of Association can be obtained. The Company is a public limited company under the laws of England and Wales. The Company is registered in England and Wales under the name Vodafone Group Public Limited Company with the registration number 1833679. All of the Company’s ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by the Company from the holders of such shares. English law specifies that any alteration to the Articles of Association must be approved by a special resolution of the shareholders. Articles of Association The Company’s Articles of Association do not specifically restrict the objects of the Company. Directors The Directors are empowered under the Articles of Association to exercise all the powers of the Company subject to any restrictions in the Articles of Association, the Companies Act (as defined in the Articles of Association) and any special resolution. Vodafone Group Plc Annual Report 192 on Form 20-F 2017 Shareholder information (continued) Unaudited information

Under the Company’s Articles of Association a Director cannot vote in respect of any proposal in which the Director, or any person connected with the Director, has a material interest other than by virtue of the Director’s interest in the Company’s shares or other securities. However, this restriction on voting does not apply in certain circumstances set out in the Articles of Association. The Directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all liabilities and obligations of the Group outstanding at any time shall not exceed an amount equal to 1.5 times the aggregate of the Group’s share capital and reserves calculated in the manner prescribed in the Articles of Association unless sanctioned by an ordinary resolution of the Company’s shareholders. The Company can make market purchases of its own shares or agree to do so in the future provided it is duly authorised by its members in a general meeting and subject to and in accordance with section 701 of the Companies Act 2006. Such authority was given at the 2016 annual general meeting but no purchases were made during this financial year. At each annual general meeting all Directors who were elected or last re-elected at or before the annual general meeting held in the third calendar year before the current year shall automatically retire. However, the Board has decided in the interests of good corporate governance that all of the Directors wishing to continue in office should offer themselves for re-election annually. Directors are not required under the Company’s Articles of Association to hold any shares of the Company as a qualification to act as a Director, although the Executive Directors are required to under the Company’s remuneration policy. Further details are set out on pages 67 to 85. Rights attaching to the Company’s shares At 31 March 2017 the issued share capital of the Company was comprised of 50,000 7% cumulative fixed rate shares of £1.00 each and 26,622,078,509 ordinary shares (excluding treasury shares) of 2020/21 US cents each. As at 31 March 2017, 2,192,064,339 ordinary shares were held in Treasury. Dividend rights Holders of 7% cumulative fixed rate shares are entitled to be paid in respect of each financial year, or other accounting period of the Company, a fixed cumulative preferential dividend of 7% per annum on the nominal value of the fixed rate shares. A fixed cumulative preferential dividend may only be paid out of available distributable profits which the Directors have resolved should be distributed. The fixed rate shares do not have any other right to share in the Company’s profits. Holders of the Company’s ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the Directors. The Board of Directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Dividends on ordinary shares can be paid to shareholders in whatever currency the Directors decide, using an appropriate exchange rate for any currency conversions which are required. If a dividend has not been claimed for one year after the date of the resolution passed at a general meeting declaring that dividend or the resolution of the Directors providing for payment of that dividend, the Directors may invest the dividend or use it in some other way for the benefit of the Company until the dividend is claimed. If the dividend remains unclaimed for 12 years after the relevant resolution either declaring that dividend or providing for payment of that dividend, it will be forfeited and belong to the Company. Voting rights At a general meeting of the Company, when voting on substantive resolutions (i.e. any resolution which is not a procedural resolution) each shareholder who is entitled to vote and is present in person or by proxy has one vote for every share held (a poll vote). Procedural resolutions (such as a resolution to adjourn a general meeting or a resolution on the choice of Chairman of a general meeting) shall be decided on a show of hands, where each shareholder who is present at the meeting has one vote regardless of the number of shares held, unless a poll is demanded. Shareholders entitled to vote at general meetings may appoint proxies who are entitled to vote, attend and speak at general meetings. Two shareholders present in person or by proxy constitute a quorum for purposes of a general meeting of the Company. Under English law shareholders of a public company such as the Company are not permitted to pass resolutions by written consent. Record holders of the Company’s ADSs are entitled to attend, speak and vote on a poll or a show of hands at any general meeting of the Company’s shareholders by the depositary’s appointment of them as corporate representatives or proxies with respect to the underlying ordinary shares represented by their ADSs. Alternatively, holders of ADSs are entitled to vote by supplying their voting instructions to the depositary or its nominee who will vote the ordinary shares underlying their ADSs in accordance with their instructions. Holders of the Company’s ADSs are entitled to receive notices of shareholders’ meetings under the terms of the deposit agreement relating to the ADSs. Employees are able to vote any shares held under the Vodafone Group Share Incentive Plan and “My ShareBank” (a vested nominee share account) through the respective plan’s trustees. Holders of the Company’s 7% cumulative fixed rate shares are only entitled to vote on any resolution to vary or abrogate the rights attached to the fixed rate shares. Holders have one vote for every fully paid 7% cumulative fixed rate share. Liquidation rights In the event of the liquidation of the Company, after payment of all liabilities and deductions in accordance with English law, the holders of the Company’s 7% cumulative fixed rate shares would be entitled to a sum equal to the capital paid up on such shares, together with certain dividend payments, in priority to holders of the Company’s ordinary shares. The holders of the fixed rate shares do not have any other right to share in the Company’s surplus assets. Pre-emptive rights and new issues of shares Under section 549 of the Companies Act 2006 Directors are, with certain exceptions, unable to allot the Company’s ordinary shares or securities convertible into the Company’s ordinary shares without the authority of the shareholders in a general meeting. In addition, section 561 of the Companies Act 2006 imposes further restrictions on the issue of equity securities (as defined in the Companies Act 2006 which include the Company’s ordinary shares and securities convertible into ordinary shares) which are, or are to be, paid up wholly in cash and not first offered to existing shareholders. The Company’s Articles of Association allow shareholders to authorise Directors for a period specified in the relevant resolution to allot (i) relevant securities generally up to an amount fixed by the shareholders; and (ii) equity securities for cash other than in connection with a pre-emptive offer up to an amount specified by the shareholders and free of the pre-emption restriction in section 561. At the 2016 annual general meeting the amount of relevant securities fixed by shareholders under (i) above and the amount of equity securities specified by shareholders under (ii) above were both in line with corporate governance guidelines. Further details of such proposals are provided in the 2017 notice of annual general meeting. Vodafone Group Plc Annual Report on Form 20-F 2017 193 Overview Strategy Performance Governance Financials Additional information

Disclosure of interests in the Company’s shares There are no provisions in the Articles of Association whereby persons acquiring, holding or disposing of a certain percentage of the Company’s shares are required to make disclosure of their ownership percentage although such requirements exist under rules derived from the UK Disclosure and Transparency Rules. General meetings and notices Subject to the Articles of Association, annual general meetings are held at such times and place as determined by the Directors of the Company. The Directors may also, when they think fit, convene other general meetings of the Company. General meetings may also be convened on requisition as provided by the Companies Act 2006. An annual general meeting needs to be called on not less than 21 days’ notice in writing. Subject to obtaining shareholder approval on an annual basis, the Company may call other general meetings on 14 days’ notice. The Directors may determine that persons entitled to receive notices of meetings are those persons entered on the register at the close of business on a day determined by the Directors but not later than 21 days before the date the relevant notice is sent. The notice may also specify the record date, the time of which shall be determined in accordance with the Articles of Association and the Companies Act 2006. Under section 336 of the Companies Act 2006 the annual general meeting of shareholders must be held each calendar year and within six months of the Company’s year end. Variation of rights If at any time the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act 2006, either with the consent in writing of the holders of three quarters in nominal value of the shares of that class or at a separate meeting of the holders of the shares of that class. At every such separate meeting all of the provisions of the Articles of Association relating to proceedings at a general meeting apply, except that (i) the quorum is to be the number of persons (which must be at least two) who hold or represent by proxy not less than one third in nominal value of the issued shares of the class or, if such quorum is not present on an adjourned meeting, one person who holds shares of the class regardless of the number of shares he holds; (ii) any person present in person or by proxy may demand a poll; and (iii) each shareholder will have one vote per share held in that particular class in the event a poll is taken. Class rights are deemed not to have been varied by the creation or issue of new shares ranking equally with or subsequent to that class of shares in sharing in profits or assets of the Company or by a redemption or repurchase of the shares by the Company. Limitations on transfer, voting and shareholding As far as the Company is aware there are no limitations imposed on the transfer, holding or voting of the Company’s ordinary shares other than those limitations that would generally apply to all of the shareholders, those that apply by law (e.g. due to insider dealing rules) or those that apply as a result of failure to comply with a notice under section 793 of the Companies Act 2006. No shareholder has any securities carrying special rights with regard to control of the Company. The Company is not aware of any agreements between holders of securities that may result in restrictions on the transfer of securities. Documents on display The Company is subject to the information requirements of the Exchange Act applicable to foreign private issuers. In accordance with these requirements the Company files its Annual Report on Form 20-F and other related documents with the SEC. These documents may be inspected at the SEC’s public reference rooms located at 100 F Street, NE Washington, DC 20549. Information on the operation of the public reference room can be obtained in the United States by calling the SEC on +1-800-SEC-0330. In addition, some of the Company’s SEC filings, including all those filed on or after 4 November 2002, are available on the SEC’s website at sec.gov. Shareholders can also obtain copies of the Company’s Articles of Association from our website at vodafone.com/governance or from the Company’s registered office. Material contracts At the date of this Annual Report the Group is not party to any contracts that are considered material to the Group’s results or operations except for: –– its US$4.1 billion and €4.0 billion revolving credit facilities which are discussed in note 22 “Liquidity and capital resources” to the consolidated financial statements; –– its subscription agreements for the €2.9 billion of subordinated mandatory convertible bonds placed on 25 February 2016 as discussed in note 22 “Liquidity and capital resources” to the consolidated financial statements; –– the Contribution and Transfer Agreement in respect of the Dutch joint venture with Liberty Global as detailed in note 29 “Commitments” to the consolidated financial statements; and –– the Implementation Agreement dated 20 March 2017 between Vodafone India Limited and Idea Cellular Limited and such other parties as listed in the agreement. Exchange controls There are no UK Government laws, decrees or regulations that restrict or affect the export or import of capital, including but not limited to, foreign exchange controls on remittance of dividends on the ordinary shares or on the conduct of the Group’s operations. Taxation As this is a complex area investors should consult their own tax advisor regarding the US federal, state and local, the UK and other tax consequences of owning and disposing of shares and American Depositary Shares (‘ADSs’) in their particular circumstances. This section describes, primarily for a US holder (as defined below), in general terms, the principal US federal income tax and UK tax consequences of owning or disposing of shares or ADSs in the Company held as capital assets (for US and UK tax purposes). This section does not, however, cover the tax consequences for members of certain classes of holders subject to special rules including, for example, US expatriates and former long-term residents of the United States; officers and employees of the Company; holders that, directly, indirectly or by attribution, hold 5% or more of the Company’s voting stock; financial institutions; insurance companies; individual retirement accounts and other tax-deferred accounts; tax-exempt organisations; dealers in securities or currencies; investors that will hold shares or ADSs as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes; investors holding shares or ADSs in connection with a trade or business conducted outside of the US; or investors whose functional currency is not the US dollar. 194 Vodafone Group Plc Annual Report on Form 20-F 2017 Shareholder information (continued) Unaudited information

A US holder is a beneficial owner of shares or ADSs that is for US federal income tax purposes: –– an individual citizen or resident of the United States; –– a US domestic corporation; –– an estate, the income of which is subject to US federal income tax regardless of its source; or –– a trust, if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for US federal income tax purposes. If an entity or arrangement treated as a partnership for US federal income tax purposes holds the shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. Holders that are entities or arrangements treated as partnerships for US federal income tax purposes should consult their tax advisors concerning the US federal income tax consequences to them and their partners of the ownership and disposition of shares or ADSs by the partnership. This section is based on the US Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and on the tax laws of the UK, the Double Taxation Convention between the United States and the UK (the ‘treaty’) and current HM Revenue and Customs published practice, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. This section is further based in part upon the representations of the depositary and assumes that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For the purposes of the treaty and the US–UK double taxation convention relating to estate and gift taxes (the ‘Estate Tax Convention’), and for US federal income tax and UK tax purposes, this section is based on the assumption that a holder of American Depositary Receipts (‘ADRs’) evidencing ADSs will generally be treated as the owner of the shares in the Company represented by those ADRs. Investors should note that a ruling by the first-tier tax tribunal in the UK has cast doubt on this view, but HMRC have stated that they will continue to apply their long-standing practice of regarding the holder of such ADRs as holding the beneficial interest in the underlying shares. Similarly, the US Treasury has expressed concern that US holders of depositary receipts (such as holders of ADRs representing our ADSs) may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between such holders and the issuer of the security underlying the depositary receipts, or a party to whom depositary receipts or deposited shares are delivered by the depositary prior to the receipt by the depositary of the corresponding securities, has taken actions inconsistent with the ownership of the underlying security by the person claiming the credit, such as a disposition of such security. Such actions may also be inconsistent with the claiming of the reduced tax rates that may be applicable to certain dividends received by certain non-corporate holders, as described below. Accordingly, (i) the creditability of any UK taxes and (ii) the availability of the reduced tax rates for any dividends received by certain non-corporate US Holders, each as described below, could be affected by actions taken by such parties or intermediaries. Generally exchanges of shares for ADRs and ADRs for shares will not be subject to US federal income tax or to UK tax other than stamp duty or stamp duty reserve tax (see the section on these taxes on page 196). Taxation of dividends UK taxation Under current UK law, no amount will be required to be withheld on account of UK tax from the dividends that we pay. Shareholders who are within the charge to UK corporation tax will be subject to corporation tax on the dividends we pay unless the dividends fall within an exempt class and certain other conditions are met. It is expected that the dividends we pay would generally be exempt. Individual shareholders in the Company who are residents in the UK will be subject to the income tax on the dividends we pay. Dividends will be taxable in the UK at the dividend rates applicable where the income received is above the tax-free dividend allowance (currently £5,000 per tax year). US federal income taxation Subject to the passive foreign investment company (‘PFIC’) rules described below, a US holder is subject to US federal income taxation on the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). However, the Company does not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US holders should therefore assume that any distribution by the Company with respect to shares will be reported as ordinary dividend income. Dividends paid to a noncorporate US holder will be taxable to the holder at the reduced rate normally applicable to long-term capital gains provided that certain requirements are met. Dividends must be included in income when the US holder, in the case of shares, or the depositary, in the case of ADSs, actually or constructively receives the dividend and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. The amount of the dividend distribution to be included in income will be the US dollar value of the pound sterling payments made determined at the spot pound sterling/US dollar rate on the date the dividends are received by the US holder, in the case of shares, or the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into US dollars at that time. If dividends received in pounds sterling are converted into US dollars on the day they are received, the US holder generally will not be required to recognise any foreign currency gain or loss in respect of the dividend income. Where UK tax is payable on any dividends received, a foreign tax credit may be claimable under the treaty. Vodafone Group Plc Annual Report on Form 20-F 2017 195 Overview Strategy Performance Governance Financials Additional information

Taxation of capital gains UK taxation A US holder that is not resident in the UK will generally not be liable for UK tax in respect of any capital gain realised on a disposal of our shares or ADSs. However, a US holder may be liable for both UK and US tax in respect of a gain on the disposal of our shares or ADSs if the US holder: –– is a citizen of the United States and is resident in the UK; –– is an individual who realises such a gain during a period of “temporary non-residence” (broadly, where the individual becomes resident in the UK, having ceased to be so resident for a period of five years or less, and was resident in the UK for at least four out of the seven tax years immediately preceding the year of departure from the UK); –– i s a US domestic corporation resident in the UK by reason of being centrally managed and controlled in the UK; or –– is a citizen or a resident of the United States, or a US domestic corporation, that has used, held or acquired the shares or ADSs in connection with a branch, agency or permanent establishment in the UK through which it carries on a trade, profession or vocation in the UK. In such circumstances, relief from double taxation may be available under the treaty. Holders who may fall within one of the above categories should consult their professional advisers. US federal income taxation Subject to the PFIC rules described below, a US holder that sells or otherwise disposes of our shares or ADSs generally will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and the holder’s adjusted tax basis, determined in US dollars, in the shares or ADSs. This capital gain or loss will be a long-term capital gain or loss if the US holder’s holding period in the shares or ADSs exceeds one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations. Additional tax considerations UK inheritance tax An individual who is domiciled in the United States (for the purposes of the Estate Tax Convention) and is not a UK national will not be subject to UK inheritance tax in respect of our shares or ADSs on the individual’s death or on a transfer of the shares or ADSs during the individual’s lifetime, provided that any applicable US federal gift or estate tax is paid, unless the shares or ADSs are part of the business property of a UK permanent establishment or pertain to a UK fixed base used for the performance of independent personal services. Where the shares or ADSs have been placed in trust by a settlor they may be subject to UK inheritance tax unless, when the trust was created, the settlor was domiciled in the United States and was not a UK national. Where the shares or ADSs are subject to both UK inheritance tax and to US federal gift or estate tax, the estate tax convention generally provides a credit against US federal tax liabilities for UK inheritance tax paid. UK stamp duty and stamp duty reserve tax Stamp duty will, subject to certain exceptions, be payable on any instrument transferring our shares to the custodian of the depositary at the rate of 1.5% on the amount or value of the consideration if on sale or on the value of such shares if not on sale. Stamp duty reserve tax (‘SDRT’), at the rate of 1.5% of the amount or value of the consideration or the value of the shares, could also be payable in these circumstances but no SDRT will be payable if stamp duty equal to such SDRT liability is paid. Following rulings of the European Court of Justice and the first-tier tax tribunal in the UK, HMRC have confirmed that the 1.5% SDRT charge will not be levied on an issue of shares to a depositary receipts system on the basis that such a charge is contrary to EU law. No stamp duty should in practice be required to be paid on any transfer of our ADSs provided that the ADSs and any separate instrument of transfer are executed and retained at all times outside the UK. A transfer of our shares in registered form will attract ad valorem stamp duty generally at the rate of 0.5% of the purchase price of the shares. There is no charge to ad valorem stamp duty on gifts. SDRT is generally payable on an unconditional agreement to transfer our shares in registered form at 0.5% of the amount or value of the consideration for the transfer, but if, within six years of the date of the agreement, an instrument transferring the shares is executed, any SDRT which has been paid would be repayable or, if the SDRT has not been paid, the liability to pay the tax (but not necessarily interest and penalties) would be cancelled. However, an agreement to transfer our ADSs will not give rise to SDRT. PFIC rules We do not believe that our shares or ADSs will be treated as stock of a PFIC for US federal income tax purposes for our current taxable year or the foreseeable future. This conclusion is a factual determination that is made annually and thus is subject to change. If we are treated as a PFIC, US holders of shares would be required (i) to pay a special US addition to tax on certain distributions and (ii) any gain realised on the sale or other disposition of the shares or ADSs would in general not be treated as a capital gain unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs. Otherwise a US holder would be treated as if he or she has realised such gain and certain “excess distributions” rateably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated. An interest charge in respect of the tax attributable to each such preceding year beginning with the first such year in which our shares or ADSs were treated as stock in a PFIC would also apply. In addition, dividends received from us would not be eligible for the reduced rate of tax described above under “Taxation of Dividends – US federal income taxation”. Back-up withholding and information reporting Payments of dividends and other proceeds to a US holder with respect to shares or ADSs, by a US paying agent or other US intermediary will be reported to the Internal Revenue Service (‘IRS’) and to the US holder as may be required under applicable regulations. Back-up withholding may apply to these payments if the US holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. Certain US holders are not subject to back-up withholding. US holders should consult their tax advisors about these rules and any other reporting obligations that may apply to the ownership or disposition of shares or ADSs, including requirements related to the holding of certain foreign financial assets. 196 Vodafone Group Plc Annual Report on Form 20-F 2017 Shareholder information (continued) Unaudited information

History and development The Company was incorporated under English law in 1984 as Racal Strategic Radio Limited (registered number 1833679). After various name changes, 20% of Racal Telecom Plc share capital was offered to the public in October 1988. The Company was fully demerged from Racal Electronics Plc and became an independent company in September 1991, at which time it changed its name to Vodafone Group Plc. Since then we have entered into various transactions which significantly impacted on the development of the Group. The most significant of these transactions are summarised below: –– The merger with AirTouch Communications, Inc. which completed on 30 June 1999. The Company changed its name to Vodafone AirTouch Plc in June 1999 but then reverted to its former name, Vodafone Group Plc, on 28 July 2000. –– The completion on 10 July 2000 of the agreement with Bell Atlantic and GTE to combine their US cellular operations to create the largest mobile operator in the United States, Verizon Wireless, resulting in the Group having a 45% interest in the combined entity. –– The acquisition of Mannesmann AG which completed on 12 April 2000. Through this transaction we acquired businesses in Germany and Italy and increased our indirect holding in Société Française u Radiotéléphone S.A. (‘SFR’). –– Through a series of business transactions between 1999 and 2004 we acquired a 97.7% stake in Vodafone Japan. This was then disposed of on 27 April 2006. –– On 8 May 2007 we acquired companies with controlling interests in Vodafone India Limited (‘VIL’), formerly Vodafone Essar Limited, for US$10.9 billion (€7.7 billion). –– On 20 April 2009 we acquired an additional 15.0% stake in Vodacom for cash consideration of ZAR20.6 billion (€1.8 billion). On 18 May 2009 Vodacom became a subsidiary. –– On 10 September 2010 we sold our entire 3.2% interest in China Mobile Limited for cash consideration of £4.3 billion (€5.2 billion). –– On 16 June 2011 we sold our entire 44% interest in SFR to Vivendi for a cash consideration of €7.75 billion and received a final dividend from SFR of €200 million. –– Through a series of business transactions on 1 June and 1 July 2011, we acquired an additional 22% stake in VIL from the Essar Group for a cash consideration of US$4.2 billion (€2.9 billion) including withholding tax. –– Through a series of business transactions in 2011 and 2012, Vodafone assigned its rights to purchase approximately 11% of VIL from the Essar Group to Piramal Healthcare Limited (‘Piramal’). On 18 August 2011 Piramal purchased 5.5% of VIL from the Essar Group for a cash consideration of INR28.6 billion (€410 million). On 8 February 2012, they purchased a further 5.5% of VIL from the Essar Group for a cash consideration of approximately INR30.1 billion (€460 million) taking Piramal’s total shareholding in VIL to approximately 11%. –– On 9 November 2011 we sold our entire 24.4% interest in Polkomtel in Poland for cash consideration of approximately €920 million before tax and transaction costs. –– On 27 July 2012 we acquired the entire share capital of Cable & Wireless Worldwide plc for a cash consideration of £1,050 million (€1,340 million). –– On 31 October 2012 we acquired TelstraClear Limited in New Zealand for a cash consideration of NZ$840 million (€660 million). –– On 13 September 2013 we acquired a 76.57% interest in Kabel Deutschland Holding AG in Germany for cash consideration of €5.8 billion. –– The completion on 21 February 2014 of the agreement, announced on 2 September 2013, to dispose of our US Group whose principal asset was its 45% interest in Verizon Wireless (‘VZW’) to Verizon Communications Inc. (‘Verizon’), Vodafone’s joint venture partner, for a total consideration of US$130 billion (€95 billion) including the remaining 23.1% minority interest in Vodafone Italy. Following completion, Vodafone shareholders received Verizon shares and cash totalling US$85 billion (€37 billion). –– In March 2014 we acquired the indirect equity interests in VIL held by Analjit Singh and Neelu Analjit Singh, taking our stake to 89.03% and then in April 2014 we acquired the remaining 10.97% of VIL from Piramal Enterprises Limited for cash consideration of INR89.0 billion (€1.0 billion), taking our ownership interest to 100%. –– On 23 July 2014 we acquired the entire share capital of Grupo Corporativo Ono, S.A. (‘Ono’) in Spain for total consideration, including associated net debt acquired, of €7.2 billion. –– On 31 December 2016 we completed the transaction with Liberty Global plc to combine our Dutch operations in a 50:50 joint venture called VodafoneZiggo Group Holding B.V. (‘VodafoneZiggo’). See note 28 “Acquisitions and disposal” for further details. –– On 20 March 2017 we announced the agreement to combine Vodafone India (excluding its 42% stake in Indus Towers), with Idea Cellular, which is listed on the Indian Stock Exchanges, with the combined company to be jointly controlled by Vodafone and the Aditya Birla Group. See note 29 “Commitments” for further details. Details of significant transactions that occurred after 31 March 2017 and before the signing of this Annual Report on 16 May 2017 are included in note 32 “Subsequent events”. Vodafone Group Plc Annual Report on Form 20-F 2017 197 Overview Strategy Performance Governance Financials Additional information Unaudited information

Regulation Vodafone Group Plc Annual Report 198 on Form 20-F 2017 Unaudited information Our operating companies are generally subject to regulation governing the operation of their business activities. Such regulation typically takes the form of industry specific law and regulation covering telecommunications services and general competition (antitrust) law applicable to all activities. The following section describes the regulatory frameworks and the key regulatory developments at national and supranational level and in selected countries in which we have significant interests during the year ended 31 March 2017. Many of the regulatory developments reported in the following section involve ongoing proceedings or consideration of potential proceedings that have not reached a conclusion. Accordingly, we are unable to attach a specific level of financial risk to our performance from such matters. European Union (‘EU’) In January 2017 the Telecoms Single Market package was finalised when agreement was reached on the revised maximum wholesale rates for regulated roaming in the EU. The new rates will see the price of wholesale roaming fall on 15 June 2017 from 5 to 3.2 eurocents per minute for voice, from 2 to 1 eurocents for SMS and from 5 to 0.77 eurocents per megabyte for data. In addition a glide path has been established reducing roaming data services to 0.25 eurocents per megabyte by 1 Jan 2022. In December 2016 the European Commission (‘the Commission’) published the implementing act in relation to the Fair Use Policy and the Sustainability Mechanism. As a result, from 15 June 2017 all operators will be required to implement “Roam Like at Home”. Under this approach, all roaming customers will be able to use their home tariff whilst roaming. Operators will be able to apply fair use limits in line with the rules set out by the Commission. In exceptional circumstances operators will be able to apply for an exemption from implementing “Roam Like at Home” if it is demonstrably unsustainable from a financial perspective. In September 2016 the Commission published a set of initiatives and legislative proposals on connectivity. These include the European Electronic Communications Code (‘Communications Code’) and strategic communications documents, which sets EU-wide common rules and objectives for the regulation of providers of networks and communications services, common broadband tar gets for 2025, a 5G action plan (that foresees a common EU calendar for identification and allocation of spectrum and a coordinated 5G commercial launch in 2020) and a support scheme for public authorities who want to offer free Wi-Fi access to their citizens. The Communications Code covers the following five areas: access regulation, spectrum, rules for communications services, universal service, and the institutional set-up and governance. There is a clear focus on incentivising the investment required to meet the proposed broadband tar gets and ensure sustainable competition, the further harmonisation of spectrum regulation and the creation of a fair and level playing field for competing services. The Commission has also published a number of proposals and reports on the online sale of goods and audiovisual services which are likely to impact e-commerce and the distribution of content across the European Single Market in a variety of areas. These include proposals on copyright, tangible goods and a new portability regulation, which will allow consumers access to online TV and Video on Demand (‘VoD’) subscriptions while travelling across Europe. In September 2016 the Commission issued new proposals on the Satellite and Cable Directive, together with a Preliminary Report on the E-commerce Sector Inquiry which is also likely to lead to change in a variety of areas in and beyond competition that impact e-commerce across the European Single Market. Europe region Germany In September 2016 BNetzA’s vectoring proposals entered into force and after taking the Commission’s comments into account, the layer 2 bitstream product entered into force in December 2016. In addition to the layer 2 bitstream product, BNetzA has proposed to mandate a virtual unbundled local access (‘VULA’) product at street cabinets that will be under the obligations of a reference offer. Deutsch Telekom’s vectoring deployment is expected to commence in September 2017, once the existing unbundled local loop (‘ULL’) reference offer updates have been finalised. Vodafone Germany’s very-high-rate digital subscriber line (‘VDSL’) customers are due to be migrated on to the substitute products from mid-2018. Italy Vodafone Italy has no new material items to report in the year ending 31 March 2017. For information on litigation in Italy, see note 30 “Contingent liabilities and legal proceedings” to the consolidated financial statements. United Kingdom In July 2016 Hutchison 3G submitted an appeal to the EU’s General Court against the Commission’s competition authority (‘DGCOMP’) decision in May 2016 to prohibit the proposed Hutchison 3G acquisition of Telefónica UK (‘O2’). In March 2017 BT agreed to Ofcom’s proposal for the legal separation of Openreach. In May 2017 the Court of Appeal upheld the Competition Tribunal’s decisions against BT’s appeals on three matters relating to the charges for Ethernet services between 2004 and 2011. The decisions are subject to any further appeals. Spain The fines applied to Telefónica, Orange and Vodafone Spain in December 2012 for abuse of dominant position by imposing excessive pricing of wholesale SMS/MMS services on mobile virtual network operators (‘MVNO’), remain suspended until the judicial review is concluded. The National Audience decision is awaited. In June 2016 following on from the National Markets and Competition Commission’s (‘CNMC’) draft decision on the regulatory ex ante price squeeze test run on Telefónica’s retail offers, it is proposed that there will be a maximum permissible discount for promotions on fixed broadband and TV content bundles incorporating national football content, in order to allow replicability for competitors. In September 2016 CNMC approved Masmovil’s proposed acquisition of Yoigo. In January 2017 following a public consultation and subsequent notification to the Commission, CNMC’s decision requiring Telefónica to offer VULA products where there is insufficient network-based competition entered into force. In January 2017 following a public consultation and subsequent notification to the Commission, CNMC’s decision to maintain the access component cost but reduce the traffic component cost of the CNMCapproved wholesale broadband service (‘NEBA’) prices, for both NEBA Copper and fibre-to-the-home (‘FTTH’) by 40%, entered into force. In April 2017 following notification to the Commission on Market 15 deregulation, the CNMC adopted the Resolution eliminating the ex-ante obligations imposed to Telefónica and Vodafone in providing wholesale tariffs to MVNOs.

Vodafone Group Plc Annual Report on Form 20-F 2017 199 Overview Strategy Performance Governance Financials Additional information Netherlands In September 2016 the European Court of Justice (‘ECJ’) issued its ruling on the legal status of the recommendation to use pure bottom up long run incremental cost (‘BULRIC’). The ECJ confirmed that a national court is allowed to deviate from the European MTR/FTR recommendation prescribing pure BULRIC as a cost methodology. Based on the ECJ ruling, the Court of Appeal is expected to issue its final ruling on the national regulatory and competition authority’s (‘ACM’) proposed 2013-2016 MTR-FTR rates by September 2017. ACM’s final decision on the proposed MTR-FTR rates for the period 2017-2020 is expected to be published in June 2017, with rates due to enter into force on 1 July 2017. In April 2017 the Court of Rotterdam ruled that the European rules on net neutrality prevail over the amendment to the Telecommunications Act that was passed by the Senate in 2016 that imposed an absolute ban on zero-rating. The ruling confirms that the European rules allow operators to offer zero rated services. ACM have a right to appeal the decision in the Court of Appeals in The Hague. In December 2016 following the Dutch Supreme Court’s February 2016 ruling that bundled “all-in” mobile subscription agreements (i.e. device along with mobile services) are considered consumer credit agreements, Vodafone Netherlands was granted a consumer credit licence by the Dutch Financial supervisory body (‘AFM’) containing a phased compliance path. In December 2016 the Commission and ACM cleared Vodafone Netherlands and Liberty Global’s proposed joint venture, following the divestment of Vodafone’s fixed consumer business in the Netherlands, Vodafone Thuis. ACM has indicated that as a result of the joint venture it will start a new analysis of the ULL market in 2017. This process is expected to take one to two years. Ireland In November 2016 the national regulatory authority (‘ComReg’) commenced its review of the wholesale access markets 3a and 3b. ComReg has proposed a move to cost oriented price control on Wholesale Local Access and (‘WLA’) and Wholesale Central Access (WCA) markets with the exception of FTTH wholesale products. The initial consultation closed in January 2017 and responses to the subsequent pricing consultation are required by 2 June 2017. Portugal In May 2016 Vodafone Portugal continued its challenge to payment notices totalling €9.8 million issued by the national regulatory authority (‘ANACOM’) regarding the extraordinary compensation of Universal Service Net Costs for 2012–2013. In September 2016 ANACOM approved the final decision on market 4 that identified the wholesale markets where Portugal Telecom’s Serviços de Comunicações e Multimédia (‘MEO’) has significant market power and requires ex-ante regulation in accordance with the principles of competition law. Wholesale markets for high-quality access in competitive areas will no longer require ex-ante regulation and the existing obligations will be withdrawn after a transition period of 12 months. In March 2017 ANACOM rejected the Commission’s recommendation to open up MEO’s fibre network to competitors by providing regulated access in non-competitive areas. The Commission is yet to comment, however it had previously indicated that it could resort to legal measures if the recommendation was not adopted. Romania Vodafone Romania has no new material items to report in the year ending 31 March 2017. Greece In August 2016 the Ministry of Infrastructure, Transport and Networks (‘MITN’) announced its decision in relation to Vodafone Greece’s expired spectrum licence. The 2x15MHz at 1800Mhz licence was extended by 18 months to February 2018 at a cost of €5.8 million. In December 2016 following notification to the Commission, the national regulatory authority (‘EETT’) announced that the detailed specification requirements for the regulation of vectoring and other next generation access (‘NGA’) technologies will be determined by a public consultation that commenced in March 2017 and is expected to be concluded in May 2017. Areas will be allocated by auction, on a 28-month exclusive basis, to deploy VDSL vectoring or any alternative 100MBps or above, access network. The successful bidder will sell VULA services to other operators in that auction area. There is an asymmetrical coverage obligation of 80% applied to Hellenic Telecommunications Organization (‘OTE’) in each local exchange, whereas all others operators have a 50% minimum coverage requirement. At the end of the exclusive period, any other operator can request access to any street cabinets that have not been VDSL vectoring enabled. Czech Republic In June 2016 the auction of the 1800MHz and 2.6GHz spectrum previously unsold in 2013 was concluded. Vodafone Czech Republic acquired an additional spectrum licence of 2x5MHz at 1800MHz, at a cost of €16.4 million, expiring in June 2029. The national regulatory authority (‘CTU’) has deferred the proposed auction for the 3.7GHz spectrum to 2017. In October 2016 DG COMP opened an investigation into a network sharing agreement between O2 CZ/CETIN and T-Mobile CZ. The Commission will examine whether the cooperation restricts competition and thereby harms innovation in breach of EU antitrust rules. In May 2017 CTU confirmed their intention to extend Vodafone Czech Republic’s existing 900MHz and 1800MHZ spectrum licences to June 2029. Hungary In June 2016 Vodafone Hungary acquired a spectrum licence of 2x30MHz at 3.5GHz, at a cost of €2.1 million, expiring in June 2034. In August 2016 the national regulatory authority (‘NMHH’) commenced an investigation into a proposed agreement between Magyar Telekom and Telenor to share spectrum in the 900MHz band. This deal can be regarded as a second step in network collaboration after their 800MHz network and spectrum sharing deal, that is still subject to an ongoing competition law investigation. Albania In June 2016 Vodafone Albania renewed its 2x8MHz at 900MHz and 2x9MHz at 1800MHz spectrum licences at a cost of €10.9 million, expiring in June 2031. Malta Vodafone Malta has no new material items to report in the year ending 31 March 2017.

Vodafone Group Plc Annual Report 200 on Form 20-F 2017 Regulation (continued) Unaudited information Africa, Middle East and Asia-Pacific region India Vodafone India’s challenge in the Telecom Tribunal (‘TDSAT’) against the financial demands by the Department of Telecommunications (‘DoT’) for approving the transfer of Vodafone India telecom licences that were held under seven subsidiary companies to create two telecom licensed companies – Vodafone India Limited and its subsidiary Vodafone Mobile Services Limited, is pending. Vodafone India has deposited INR24.5 billion with DoT based on orders from the Supreme Court and TDSAT, this is without prejudice to its rights and contentions in the matter. The matter is listed for hearing in the TDSAT in due course. In August 2016 in response to the Indian Supreme Court decision on call drops, TRAI launched a consultation on tightening benchmarks for network quality of service parameters, the outcome of which is awaited. In August 2016 TRAI initiated a review of termination charges and initiated a consultation on Internet Telephony and App to Public Switched Telephone Network and Public Land Mobile Network (‘PSTN/PLMN’) calling and a review of the Interconnection framework, the outcome of which are awaited. The current MTR regime introduced in February 2015 was challenged by Vodafone India in the Delhi High Court and the next hearing is currently scheduled in September 2017. In August 2016 Vodafone India received 128 notices for financial demands (licence and spectrum fee) from the DoT of INR78.90 billion and INR0.94 billion for six notices concerning access and National and International Long Distance services based on the audit of Vodafone India’s telecom operations by the DoT appointed auditor and by the Comptroller & Auditor General of India (‘CAG’) for the years 2006/7 to 2010/11. Vodafone India has submitted its response to the demand notices. In October 2016 Vodafone India acquired a total of 2x82.6MHZ and 1x200MHz of spectrum across the 1800MHz, 2.1GHz and 2.5GHZ bands at a cost of INR200 billion, expiring in October 2036, enabling its 4G services to be expanded to a total of 17 circles. In October 2016 TRAI recommended to the DoT that a fine of INR10.5 billion should be levied against Vodafone India for failing to provide adequate points of interconnection to Reliance Jio (‘RJIL’). Similar fines were also recommended against Bharti Airtel and Idea Cellular. Vodafone India has challenged TRAI’s recommendation in the Delhi High Court and the next hearing is scheduled on 24 October 2017. Vodafone India has filed a petition in the Delhi High Court on the basis that RJIL’s zero/free mobile tariff offers are not compliant with TRAI’s tariff requirements for interconnect usage charges and that the promotion/free benefits is continuing beyond the 90 days permitted by TRAI. The matter was heard at the Delhi High Court in April 2017 where it was adjourned. Similar petitions have been filed by Bharti Airtel and Idea Cellular in the TDSAT. In March 2017 Vodafone India and Idea announced their proposal to merge. The transaction is expected to close during 2018, subject to customary approvals. In May 2017 Vodafone India filed a challenge in TDSAT against DoT’s microwave spectrum interim guidelines issued in October 2015, and their letter of January 2017, that conflict with the confirmations given to Vodafone India at the time of the 2014 and 2015 spectrum auctions that the microwave resources of expiring licences will be transferred to the Universal Licence. For information on litigation in India, see note 30 “Contingent liabilities and legal proceedings” to the consolidated financial statements. Vodacom: South Africa In April 2017 the national competition authority (‘CompCom’) announced that it would not refer Cell C’s allegation against Vodacom and MTN of market dominance abuse. However, CompCom will engage the national regulatory authority (‘ICASA’) to explore the need for any regulatory interventions to ensure the market is competitive. In October 2016 the Ministry of Telecommunications and Postal Services published the cabinet-approved National Integrated ICT Policy White Paper (‘White Paper’). The White Paper sets out a framework on how the government wants to provide access to modern communications infrastructure and services to facilitate the entry of new players and the meaningful participation of all citizens, including those in rural areas. Its adoption will require various amendments to existing laws and regulations flowing from the Electronic Communications Act. Engagements between the various stakeholders and Government to explore the possibility of finding an amicable way to implement the White Paper are ongoing. In November 2016 the Final Amended ICT Sector Black Economic Empowerment Codes were gazetted. The Codes contain variations to the draft ICT Sector Code, some of which are in conflict with that of the Revised Department of Trade and Industry Codes and will be used in May 2017 to rate Vodacom’s and the other operators performance for the 2016/17 financial year. Due to the nature of the new Codes, the industry is engaging the BEE ICT Sector Council to resolve some of the concerns. In February 2017 ICASA formally deferred the timeframe for the Invitation to Apply (‘ITA’) spectrum licensing process in the 700MHz, 800MHz and 2.6GHz bands whilst the judicial review process in the High Court is ongoing. Vodacom: Democratic Republic of Congo In August 2016 the Minister of Communications and Minister of Finance issued a ministerial decree setting the new tax on mobile payments at 3% of annual service revenue. The Ministry of Finance DGRAD-Tax Administration has proposed a revision to the spectrum fees model which will result in a 69% increase in annual fees. Vodacom Congo and other industry participants have engaged the DGRAD and Minister of Communications to request the nullification of this change on the grounds that such a tax will negatively impact communication costs. As of March 2017 Vodacom Congo is implementing a compliance plan and continues to participate in industry association engagement with authorities to secure electronic SIM registration. Vodacom: Tanzania In July 2016 the national regulatory authority (‘TCRA’) published an open invitation to apply for 3.5GHz spectrum. Vodacom Tanzania has submitted its application and the evaluation of all applications by TCRA is still pending. In July 2016 the national competition authority (‘FCC’) approved Vodacom Tanzania’s acquisition of Shared Networks Tanzania which holds 2x5MHz of 900MHz spectrum licences which will be used to support the provision of rural services. In March 2017 the Initial Public Offering for Vodafone Tanzania Public Company Limited was launched under the requirements of the Finance Act 2016, with the offer open until 11 May 2017. In March 2017 the Ministry of Communications published its draft amendments to the Electronic and Postal Communications Act 2010 with comments submitted by 14 April 2017.

Vodafone Group Plc Annual Report on Form 20-F 2017 201 Overview Strategy Performance Governance Financials Additional information In April 2017 Vodafone Tanzania received a non-compliance order from TCRA in relation to SIM registration tests conducted in December 2016. Vodafone Tanzania will continue to work with TCRA to execute the SIM registration compliance actions. Vodacom: Mozambique In July 2016 a new Communications Act was approved by Parliament, that required the national regulatory authority (‘INCM’) to issue new regulations under the Act by February 2017. To date only draft regulations for Licensing Regulations and Infrastructure Sharing Regulations have been issued, to which Vodacom Mozambique has submitted its comments. In November 2016 Vodacom Mozambique complied with an order from INCM and blocked all existing unregistered users. Vodacom: Lesotho In April 2016 the national regulatory authority (‘LCA’) finalised the approved renewal of Vodacom Lesotho’s service licence at a cost of ZAR5 million, expiring in May 2036. International roaming in Africa In September 2016 an impact assessment carried out by TERA Consultants on East Africa Community (‘EAC’) Roaming was submitted to the Tanzanian Ministry of Communications as part of the ongoing public consultation to implement Phase 1 price caps for EAC countries. Vodacom has engaged with the consultation process and presented its views at the February 2017 East African Legislative Assembly conference. As of March 2017 no national regulatory authority in the Vodacom Group markets had fully complied with the Communications Regulators’ Association of Southern Africa (‘CRASA’) guidance on the Southern African Development Community (‘SADC’) roaming glide paths, that had been issued in September 2015. In the meantime, Vodacom Group has developed its new Africa Roaming Product across SADC which is being rolled out in 2017. Turkey As of March 2017 the national regulatory authority’s (‘ICTA’) proposed action to broaden the scope of the 3G coverage to include new metropolitan areas is still suspended by the Council of State motion, as Vodafone Turkey’s appeal to the administrative court is still pending. Australia In May 2017 Vodafone Australia acquired a spectrum licence of 2x5MHz at 700MHz band spectrum, at a cost of AU$285 million, expiring in December 2029. Egypt The Administrative Court ruling in favour of Vodafone Egypt in the case filed against Telecom Egypt and the national regulatory authority (‘NTRA’), regarding the NTRA’s authority to set MTRs between operators, has been implemented with Orange Egypt (formerly Mobinil) and Telecom Egypt, however, the arbitration case with Etisalat Misr is still pending. In October 2016 Vodafone Egypt acquired a spectrum licence for 2x5MHz at 2.1GHz and extended the existing 2G/3G licences a cost of US$335 million all expiring in October 2031, enabling the launch of 4G services. For information on litigation in Egypt, see note 30 “Contingent liabilities and legal proceedings” to the consolidated financial statements. Ghana Vodafone Ghana has no new material items to report for the year ending 31 March 2017. New Zealand In January 2017 the New Zealand Government awarded contracts to extend the existing Ultra-Fast Broadband fibre to the premises (‘FTTP’) initiative from 75% to 85% of premises passed at a projected cost of NZ$210 million. The Government has also announced a further NZ$150 million of funding to improve broadband coverage in rural areas and address mobile blackspots, with competitive tenders expected to be awarded in late 2017. In February 2017 the Commerce Commission declined to clear the proposed merger between Vodafone New Zealand and Sky New Zealand under the New Zealand Commerce Act. Safaricom: Kenya In May 2016 the national regulatory authority (‘CA’) appointed Analysis Mason to conduct a study on competition within the Telecommunication subsector to identify any dominant operators and recommend regulatory remedies. The interim report was released in April 2017 and Safaricom’s comments have been submitted. In June 2016 following the CA’s stakeholders’ consultation on the allocation of LTE spectrum in the 800MHz band to all mobile operators, Safaricom secured a full spectrum licence for 2x10MHz at 800MHz at a cost of US$25 million. As of March 2017 Safaricom continues to work with the authorities to ensure an effective transition to the national regulatory authority’s (‘CA’) new registration process. Qatar As of May 2017 Vodafone Qatar’s challenges to the decisions by the ministry and national regulatory authority relating to the application and enforcement of the dominance framework are ongoing in the administrative courts.

Vodafone Group Plc Annual Report 202 on Form 20-F 2017 Regulation (continued) Unaudited information Overview of spectrum licences at 31 March 2017 700MHz 800MHz 900MHz 1400/1500MHz 1800MHz 2.1GHz 2.6GHz 3.5GHz Country by region Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Europe region Germany 2x10 (2033) 2x10 (2025) 2x10 (2033) 1x20 (2033) 2x25 (2033) 2x10+5 (2020) 2x20+25 (2025) n/a 2x52 (2025) Italy n/a 2x10 (2029) 2x10 (2018) 1x20 (2029) 2x15 (2018) 2x15+5 (2021) 2x15 (2029) n/a 2x52 (2029) UK n/a 2x10 (2033) 2x17 See note3 1x20 (2023) 2x6 See note3 2x15 See note3 2x20+25 (2033) n/a Spain n/a 2x10 (2030) 2x10 (2028) n/a 2x20 (2030) 2x15+5 (2030) 2x20+20 (2030) n/a Netherlands n/a 2x10 (2029) 2x10 (2030) n/a 2x20 (2030) 2x20+5 (2020) 2x10 (2030) n/a Ireland n/a 2x10 (2030) 2x10 (2030) n/a 2x25 (2030) 2x15 (2022) n/a n/a Portugal n/a 2x10 (2027) 2x5 (2021) n/a 2x6 (2021) 2x20 (2033) 2x20+25 (2027) n/a 2x52 (2027) 2x142 (2027) Romania n/a 2x10 (2029) 2x10 (2029) n/a 2x30 (2029) 2x15+5 (2020) 1x15 (2029) 2x20 (2025) Greece n/a 2x10 (2030) 2x15 (2027) n/a 2x10 (2027) 2x20+5 (2021) 2x20+20 (2030) n/a 2x152 (2018) Czech Republic n/a 2x10 (2029) 2x10 (2021) n/a 2x18 (2021) 2x20 (2025) 2x20 (2029) n/a 2x92 (2029) Hungary n/a 2x10 (2029) 2x10 (2022)4 n/a 2x15 (2022)3 2x15 (2019) 2x20+25 (2029) 2x30 (2034) 2x1 (2029)4 Albania n/a n/a 2x8 (2031) n/a 2x9 (2031) 2x15+5 (2025) 2x20+20 (2030) n/a 2x22 (2030) 2x142 (2030) 2x52 (2029) Malta n/a n/a 2x15 (2026) n/a 2x25 (2026) 2x20+5 (2020) n/a 2x21 (2020)

Vodafone Group Plc Annual Report on Form 20-F 2017 203 Overview Strategy Performance Governance Financials Additional information 700MHz 800MHz 900MHz 1400/1500MHz 1800MHz 2.1GHz 2.6GHz 3.5GHz Country by region Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Africa, Middle East and Asia-Pacific India5 n/a n/a (2021–2036)5 n/a (2021–2036)5 (2030–2036)5 n/a n/a Vodacom: South Africa6 n/a n/a 2x116 n/a 2x126 2x15+56 n/a n/a Vodacom: Democratic Republic of Congo n/a n/a 2x6 (2028) n/a 2x18 (2028) 2x10+15 (2032) n/a 2x15 (2026) Lesotho7 n/a 2x207 2x227 n/a 2x307 2x157 1x407 1x427 Mozambique n/a n/a 2x8 (2018) n/a 2x8 (2018) 2x15+10 (2023) n/a n/a Tanzania n/a n/a 2x8 (2031) n/a 2x10 (2031) 2x15 (2031) n/a 1x14+1x14 (2031) Turkey n/a 2x10 (2029) 2x11 (2023) n/a 2x10 (2029) 2x15+5 (2029) 2x15+10 (2029) n/a 2x12 (2029) Australia8 n/a 2x10 (850MHz) (2028) 2x8 (2028) n/a 2x30 (annual) 2x25+5 (2017) n/a n/a Egypt n/a n/a 2x13 (2031) n/a 2x10 (2031) 2x20 (2031) n/a n/a New Zealand 2x15 (2031) n/a 2x15 (2031) n/a 2x25 (2021) 2x25+10 (2021) 2x15+5 (2028) 2x28 (2022) Safaricom: Kenya n/a 2x10 (TBC)9 2x17 (2024) n/a 2x20 (2024) 2x10 (2022) n/a n/a Ghana n/a n/a 2x8 (2019) n/a 2x10 (2019) 2x15 (2023)10 n/a n/a Qatar n/a 2x10 (2029) 2x11 (2028) n/a 2x20 (2028) 2x15 (2028) 2x20 (Trial) n/a 2x52 (2029) Notes: 1 Single (or unpaired) blocks of spectrum are used for asymmetric data (non-voice) use; block quantity has been rounded to the nearest whole number. 2 Blocks within the same spectrum band but with different licence expiry dates are separately identified. 3 UK – 900MHz, 1800MHz and 2.1GHz – indefinite licence with a five-year notice of revocation. 4 Hungary – 900MHz and 1800MHz – conditional options to extend these licences to 2034. 5 India comprises 22 separate service area licences with a variety of expiry dates. 6 Vodacom’s South African spectrum licences are renewed annually. As part of the migration to a new licensing regime the national regulator has issued Vodacom a service licence and a network licence which will permit Vodacom to offer mobile and fixed services. The service and network licences have a 20 year duration and will expire in 2028. 7 Vodacom’s Lesotho spectrum licences are renewed annually, N.B. 1x40MHz in 2.6GHz column is actually 2.3GHz. 8 Australia –table refers to Sydney/Melbourne only. In total VHA has: – 850MHz band – 2x10MHz in Sydney/Melbourne/Brisbane/Adelaide/Perth and 2x5MHz across the rest of Australia. – 900MHz band – 2x8MHz across Australia. – 1800MHz band – 2x30MHz in Sydney/Melbourne, 2x25MHz in Brisbane/Adelaide/Perth/Canberra, 2x10MHz in Victoria/North Queensland/Western Australia and 2x5MHz in Darwin/Tasmania/South Queensland. – 2.1GHz band, VHA holds 2x25 MHz in Sydney/Melbourne, 2x20MHz in Brisbane/Adelaide/Perth, 2x10MHz in Canberra/Darwin/Hobart and 2x5MHz in regional Australia. 9 Kenya – Awaiting confirmation of full licence terms. 10 Ghana – The NRA has issued provisional licences with the intention of converting them to full licences once the NRA has been reconvened.

Vodafone Group Plc Annual Report 204 on Form 20-F 2017 Regulation (continued) Unaudited information Mobile Termination Rates (‘MTRs’) National regulators are required to take utmost account of the Commission’s existing recommendation on the regulation of fixed and MTRs. This recommendation requires MTRs to be set using a long run incremental cost methodology. Over the last three years MTRs effective for our subsidiaries were as follows: Country by region 20151 20161 20171 1 April 20172 Europe Germany (€ cents) 1.72 1.66 1.10 1.10 Italy (€ cents) 0.98 0.98 0.98 0.98 UK (GB £ pence) 0.67 0.68 0.51 0.51 Spain (€ cents) 1.09 1.09 1.09 1.09 Netherlands (€ cents)3 1.86 1.86 1.86 1.86 Ireland (€ cents) 2.60 2.60 0.84 0.84 Portugal (€ cents) 1.27 0.83 0.79 0.79 Romania (€ cents) 0.96 0.96 0.96 0.96 Greece (€ cents) 1.099 1.081 1.072 0.982 (30 April 2017) Czech Republic (CZK) 0.27 0.27 0.248 0.248 Hungary (HUF) 7.06 1.71 1.71 1.71 Albania (ALL) 1.48 1.48 1.48 1.48 Malta (€ cents) 0.40 0.40 0.40 0.40 Africa, Middle East and Asia-Pacific India (rupees)4 0.14 0.14 0.14 0.14 Vodacom: South Africa (ZAR) 0.20 0.16 0.13 0.13 Vodacom: Democratic Republic of Congo (USD cents) 3.40 3.40 2.50 2.50 Lesotho (LSL/ZAR) 0.38 0.32 0.26 0.26 Mozambique (MZN/USD cents) 0.86 0.86 0.44 0.44 Tanzania (TZN) 30.58 28.57 26.96 26.96 Turkey (lira) 0.0258 0.0258 0.0258 0.0258 Australia (AUD cents) 3.60 1.70 1.70 1.70 Egypt (PTS/piastres) 10.00 10.00 10.00 10.00 New Zealand (NZD cents) 3.56 3.56 3.56 3.56 Safaricom: Kenya (shilling) 1.15 0.99 0.99 0.99 Ghana (peswas) 4.00 5.00 5.00 5.00 Qatar (dirhams) 16.60 9.00 7.62 7.62 Notes: 1 All MTRs are based on end of financial year values. 2 MTRs established from 1 April 2017 are included at the current rate or where a glide-path or a final decision has been determined by the national regulatory authority. 3 MTR decision due September 2017. 4 MTR under appeal and due to be heard September 2017.

Alternative performance measures Vodafone Group Plc Annual Report on Form 20-F 2017 205 Overview Strategy Performance Governance Financials Additional information Unaudited information In the discussion of the Group’s reported operating results, alternative performance measures are presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such alternative performance measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. Service revenue Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. We believe that it is both useful and necessary to report this measure for the following reasons: –– it is used for internal performance reporting; –– it is used in setting director and management remuneration; and –– it is useful in connection with discussion with the investment analyst community. A reconciliation of reported service revenue to the respective closest equivalent GAAP measure, revenue, are provided in the “Operating results” section on pages 35 to 43 and the “Prior year operating results” on pages 177 to 181. Adjusted EBITDA Adjusted EBITDA is operating profit excluding share of results in associates, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs arising from discrete restructuring plans, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group. We use adjusted EBITDA, in conjunction with other GAAP and non-GAAP financial measures such as adjusted operating profit, operating profit and net profit, to assess our operating performance. We believe that adjusted EBITDA is an operating performance measure, not a liquidity measure, as it includes non-cash changes in working capital and is reviewed by the Chief Executive to assess internal performance in conjunction with adjusted EBITDA margin, which is an alternative sales margin figure. We believe it is both useful and necessary to report adjusted EBITDA as a performance measure as it enhances the comparability of profit across segments. Because adjusted EBITDA does not take into account certain items that affect operations and performance, adjusted EBITDA has inherent limitations as a performance measure. To compensate for these limitations, we analyse adjusted EBITDA in conjunction with other GAAP and non-GAAP operating performance measures. Adjusted EBITDA should not be considered in isolation or as a substitute for a GAAP measure of operating performance. A reconciliation of adjusted EBITDA to the closest equivalent GAAP measure, operating profit, is provided in note 2 “Segmental analysis” to the consolidated financial statements. Group adjusted EBIT, adjusted operating profit and adjusted earnings per share Group adjusted EBIT and adjusted operating profit exclude impairment losses, restructuring costs arising from discrete restructuring plans, amortisation of customer bases and brand intangible assets, other operating income and expense and other significant one-off items. Adjusted EBIT also excludes the share of results in associates and joint ventures. Adjusted earnings per share also excludes certain foreign exchange rate differences, together with related tax effects. We believe that it is both useful and necessary to report these measures as they are used for internal performance reporting, in setting director and management remuneration and in connection with discussions with the investment analyst community and debt rating agencies. Adjusted EBIT is reconciled to the respective closest equivalent GAAP measure, operating profit, in the “Operating results” on page 35. A reconciliation of adjusted operating profit to the respective closest equivalent GAAP measure, operating profit, is provided in note 2 “Segmental analysis” to the consolidated financial statements. A reconciliation of adjusted earnings per share to basic earnings per share is provided in the “Operating results” on page 37. 2017 financial year guidance The adjusted EBITDA and free cash flow guidance measures for the year ended 31 March 2017 were forward-looking alternative performance measures based on the Group’s assessment of the global macroeconomic outlook and foreign exchange rates of €1:INR76.4, €1:ZAR16.5, €1:£0.79, €1:TRY3.2 and €1:EGP9.8. These guidance measures exclude the impact of licence and spectrum payments, material one-off tax-related payments, restructuring costs, and any fundamental structural change to the Eurozone. They also assume no material change to the current structure of the Group. We believe it is both useful and necessary to report these guidance measures to give investors an indication of the Group’s expected future performance, the Group’s sensitivity to foreign exchange movements and to report actual performance against these guidance measures. Reconciliations of adjusted EBITDA and free cash flow to the 2017 financial year guidance basis is shown below. Adjusted EBITDA Free cash flow 2017 €bn Restated 2016 €bn Growth % 2017 €bn Reported 14.1 14.2 – 4.1 Discontinued operations – India 1.6 1.8 0.1 Foreign exchange (0.1) (0.7) 0.1 Guidance basis 15.8 15.3 3.4 4.3

Vodafone Group Plc Annual Report 206 on Form 20-F 2017 Alternative performance measures (continued) Unaudited information Cash flow measures and capital additions In presenting and discussing our reported results, free cash flow, capital additions and operating free cash flow are calculated and presented even though these measures are not recognised within IFRS. We believe that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons: –– free cash flow allows us and external parties to evaluate our liquidity and the cash generated by our operations. Free cash flow and capital additions do not include payments for licences and spectrum included within intangible assets, items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary, such as cash flows relating to acquisitions and disposals or financing activities. In addition, it does not necessarily reflect the amounts which we have an obligation to incur. However, it does reflect the cash available for such discretionary activities, to strengthen the consolidated statement of financial position or to provide returns to shareholders in the form of dividends or share purchases; –– free cash flow facilitates comparability of results with other companies, although our measure of free cash flow may not be directly comparable to similarly titled measures used by other companies; –– these measures are used by management for planning, reporting and incentive purposes; and –– these measures are useful in connection with discussion with the investment analyst community and debt rating agencies. A reconciliation of cash generated by operations, the closest equivalent GAAP measure, to operating free cash flow and free cash flow, is provided below. 2017 €m Restated 2016 €m Restated 2015 €m Cash generated by operations (refer to note 19) 13,781 13,497 12,041 Capital additions (7,675) (10,561) (10,710) Working capital movement in respect of capital additions (822) (140) 1,009 Disposal of property, plant and equipment 43 164 190 Restructuring costs 266 252 429 Other1 34 (4) 473 Operating free cash flow 5,627 3,208 3,432 Taxation (761) (738) (651) Dividends received from associates and investments 433 92 74 Dividends paid to non-controlling shareholders in subsidiaries (413) (309) (310) Interest received and paid (830) (982) (866) Free cash flow 4,056 1,271 1,679 Note: 1 Other movements for the year ended 31 March 2017 include €nil (2016: €nil, 2015: €444 million) UK pensions contribution payment and €nil (2016: €nil, 2015: €140 million) of KDG incentive scheme payments that vested upon acquisition. Other Certain of the statements within the Strategic Report contains forward-looking alternative performance measures for which at this time there is no comparable GAAP measure and which at this time cannot be quantitatively reconciled to comparable GAAP financial information. Certain of the statements within the section titled “Looking ahead” on page 17 contain forward-looking non-GAAP financial information which at this time cannot be quantitatively reconciled to comparable GAAP financial information. Organic growth All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, in terms of both merger and acquisition activity and foreign exchange movements. While “organic growth” is neither intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other related parties for the following reasons: –– it provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance; –– it is used for internal performance analysis; and –– it facilitates comparability of underlying growth with other companies (although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies). The Group’s organic growth rates for all periods excludes the results of Vodafone India (excluding its 42% stake in Indus Towers) which are now included in discontinued operations. For the quarter ended 31 March 2015 and the year ended 31 March 2015, the Group’s organic growth rate was adjusted to exclude the beneficial impact of a settlement of a historical interconnect rate dispute in the UK and the beneficial impact of an upward revision to interconnect revenue in Egypt from a re-estimation by management of the appropriate historical mobile interconnection rate. The adjustments in relation to Vodafone UK and Vodafone Egypt also impacted the disclosed organic growth rates for those countries. Organic growth rates for the quarter ended 31 March 2016 and the year ended 31 March 2016 have been similarly adjusted to exclude these impacts.

Vodafone Group Plc Annual Report on Form 20-F 2017 207 Overview Strategy Performance Governance Financials Additional information For the quarter ended 30 September 2015 and year ended 31 March 2016, the Group’s and Vodafone UK’s organic growth rates have been adjusted to exclude the beneficial impact of a settlement of another historical interconnect rate dispute in the UK. Organic growth rates for the quarter ended 30 September 2016 and the year ended 31 March 2017 have been similarly adjusted to exclude these impacts. The Group’s organic growth rate for the year ended 31 March 2017 and the quarters ended 31 December 2016 and 31 March 2017 have also been adjusted to exclude the results of Vodafone Netherlands following the disposal of its consumer fixed business and subsequent merger into VodafoneZiggo, as well as the results of VodafoneZiggo after the merger. We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current year, with such changes being explained by the commentary in this news release. If comparatives were provided, significant sections of the commentary from the news release for the prior year would also need to be included, reducing the usefulness and transparency of this document. Reconciliations of organic growth to reported growth are shown where used or in the following tables. 2017 Restated 2016 Reported Other activity (including M&A) Foreign exchange Organic €m €m % pps pps % Year ended 31 March 2017 Revenue Europe 34,550 36,462 (5.2) 2.0 2.8 (0.4) AMAP 11,773 11,891 (1.0) (0.2) 8.6 7.4 Of which: Turkey 3,052 2,959 3.1 – 12.2 15.3 Of which: Egypt 1,329 1,634 (18.7) – 35.0 16.3 Other 1,390 1,567 Eliminations (82) (110) Total 47,631 49,810 (4.4) 1.5 4.1 1.2 Service revenue Germany 10,006 9,817 1.9 – – 1.9 Mobile service revenue 6,071 6,062 0.1 – – 0.1 Fixed service revenue 3,935 3,755 4.8 – – 4.8 Italy 5,247 5,129 2.3 – – 2.3 Mobile service revenue 4,365 4,303 1.4 – 0.1 1.5 Fixed service revenue 882 826 6.8 – – 6.8 UK 6,632 7,987 (17.0) 1.4 12.3 (3.3) Mobile service revenue 5,079 6,025 (15.7) – 12.4 (3.3) Fixed service revenue 1,553 1,962 (20.8) 5.7 11.7 (3.4) Spain 4,507 4,468 0.9 – – 0.9 Other Europe 5,756 6,132 (6.1) 8.4 (0.1) 2.2 Of which: Ireland 954 954 – – – – Of which: Portugal 911 896 1.7 – – 1.7 Of which: Greece 789 785 0.5 – – 0.5 Eliminations (173) (152) Europe 31,975 33,381 (4.2) 1.8 3.0 0.6 Fixed service revenue 8,624 8,691 (0.8) 1.3 3.0 3.5 Vodacom 4,447 4,419 0.6 – 3.5 4.1 Of which: South Africa 3,396 3,269 3.9 – 1.7 5.6 Of which: International operations 1,001 1,071 (6.5) – 8.8 2.3 Other AMAP 5,509 5,624 (2.0) – 12.8 10.8 Of which: Turkey 2,310 2,222 4.0 – 12.0 16.0 Of which: Egypt 1,278 1,578 (19.0) – 34.6 15.6 Of which: New Zealand 1,169 1,101 6.2 – (5.4) 0.8 AMAP 9,956 10,043 (0.9) – 8.6 7.7 Other 1,138 1,303 Eliminations (82) (109) Total service revenue 42,987 44,618 (3.7) 1.4 4.2 1.9 Other revenue 4,644 5,192 Revenue 47,631 49,810 (4.4) 1.5 4.1 1.2

Vodafone Group Plc Annual Report 208 on Form 20-F 2017 Alternative performance measures (continued) Unaudited information 2017 Restated 2016 Reported Other activity (including M&A) Foreign exchange Organic €m €m % pps pps % Year ended 31 March 2017 (continued) Other growth metrics Group – Enterprise service revenue 12,735 13,318 (4.4) 2.7 4.0 2.3 Vodafone Group Enterprise – Service revenue 2,982 3,108 (4.1) 1.7 5.4 3.0 Europe – Service revenue excluding the impact of regulation 31,975 33,381 (4.2) 2.8 3.0 1.6 Germany – Mobile service revenue excluding the impact of regulation 6,071 6,062 0.1 1.5 – 1.6 Spain – Service revenue excluding the impact of handset financing 4,507 4,468 0.9 3.1 – 4.0 Ireland – Service revenue excluding the impact of MTR cuts 954 954 – 2.0 – 2.0 South Africa – Data revenue 1,352 1,143 18.3 – 1.4 19.7 South Africa – Voice revenue 1,505 1,586 (5.1) – 1.4 (3.7) India – Service revenue 5,834 6,135 (4.9) 2.5 1.7 (0.7) India – Adjusted EBITDA 1,596 1,815 (12.1) – 1.6 (10.5) Adjusted EBITDA Germany 3,617 3,462 4.5 – – 4.5 Italy 2,229 2,015 10.6 – – 10.6 UK 1,212 1,756 (31.0) 5.1 10.1 (15.8) Spain 1,360 1,250 8.8 – – 8.8 Other Europe 1,865 2,002 (6.8) 10.1 (0.1) 3.2 Europe 10,283 10,485 (1.9) 2.9 2.1 3.1 Vodacom 2,063 2,028 1.7 – 3.2 4.9 Other AMAP 1,791 1,678 6.7 – 18.0 24.7 Of which: Turkey 646 553 16.8 – 13.1 29.9 Of which: Egypt 590 683 (13.6) – 36.3 22.7 AMAP 3,854 3,706 4.0 – 9.2 13.2 Other 12 (36) Total 14,149 14,155 – 1.8 4.0 5.8 Percentage point change in adjusted EBITDA margin Germany 34.1% 32.6% 1.5 – – 1.5 Italy 36.5% 33.5% 3.0 – – 3.0 UK 17.5% 20.8% (3.3) 0.8 (0.1) (2.6) Spain 27.3% 25.2% 2.1 – – 2.1 Other Europe 30.4% 30.3% 0.1 0.5 – 0.6 Europe 29.8% 28.8% 1.0 0.2 (0.2) 1.0 Vodacom 39.0% 38.1% 0.9 0.2 (0.4) 0.7 Other AMAP 27.6% 25.6% 2.0 – 0.9 2.9 Of which: Turkey 21.2% 18.7% 2.5 Of which: Egypt 44.4% 41.8% 2.6 AMAP 32.7% 31.2% 1.5 – 0.1 1.6 Group 29.7% 28.4% 1.3 – (0.1) 1.2 Adjusted EBIT Group 3,970 3,769 5.3 (3.0) 4.7 7.0 Adjusted operating profit Europe 1,890 1,927 (1.9) (2.4) (0.7) (5.0) AMAP 2,238 1,941 15.3 – 9.9 25.2 Other 6 (39) Total 4,134 3,829 8.0 (1.1) 4.9 11.8

Vodafone Group Plc Annual Report on Form 20-F 2017 209 Overview Strategy Performance Governance Financials Additional information 2017 Restated 2016 Reported Other activity (including M&A) Foreign exchange Organic €m €m % pps pps % Six months ended 31 March 2017 Adjusted EBITDA Germany 1,830 1,726 6.0 – – 6.0 Italy 1,125 1,014 10.9 – (0.1) 10.8 UK 537 826 (35.0) – 9.8 (25.2) Spain 668 591 13.0 – 0.1 13.1 Other Europe 825 983 (16.1) 16.5 – 0.4 Europe 4,985 5,140 (3.0) 3.3 2.1 2.4 Vodacom 1,111 960 15.7 – (10.1) 5.6 Other AMAP 851 849 0.2 – 26.4 26.6 AMAP 1,962 1,809 8.5 – 5.3 13.8 Other 112 21 Total 7,059 6,970 1.3 1.5 3.5 6.3 Depreciation and amortisation (5,669) (5,874) Share of result in associates and joint ventures 91 65 Impairment loss – (569) Restructuring costs (378) (160) Other income and expense 1,109 (3) Operating profit 2,212 429 Quarter ended 31 March 2017 Service revenue Germany 2,492 2,462 1.2 – – 1.2 Italy 1,298 1,263 2.8 – – 2.8 UK 1,624 1,903 (14.7) – 9.9 (4.8) Spain 1,109 1,094 1.4 – (0.1) 1.3 Other Europe 1,102 1,516 (27.3) 28.6 – 1.3 Of which: Ireland 235 238 (1.3) – 0.1 (1.2) Of which: Portugal 226 221 2.3 – (0.1) 2.2 Of which: Greece 189 189 – – 0.2 0.2 Eliminations (32) (36) Europe 7,593 8,202 (7.4) 5.3 2.2 0.1 Vodacom 1,198 992 20.8 – (17.0) 3.8 Of which: South Africa 937 717 30.7 – (25.1) 5.6 Of which: International operations 252 259 (2.7) – 3.2 0.5 Other AMAP 1,239 1,404 (11.8) – 21.6 9.8 Of which: Turkey 526 560 (6.1) – 20.0 13.9 Of which: Egypt 224 390 (42.6) – 65.4 22.8 Of which: New Zealand 303 272 11.4 – (11.1) 0.3 AMAP 2,437 2,396 1.7 – 5.1 6.8 Other 314 335 Eliminations (23) (45) Total service revenue 10,321 10,888 (5.2) 3.9 2.8 1.5 Other revenue 1,020 1,118 Revenue 11,341 12,006 (5.5) 2.8 2.9 0.2 Other growth metrics Germany – Mobile service revenue excluding the impact of regulation 1,500 1,505 (0.3) 2.2 (0.1) 1.8 UK – Fixed service revenue excluding carrier services 406 491 (17.3) 5.0 9.8 (2.5) Spain – Service revenue excluding the impact of handset financing 1,109 1,094 1.4 2.5 (0.1) 3.8 Ireland – Service revenue excluding the impact of MTR cuts 235 238 (1.3) 3.5 0.1 2.3 India – Service revenue 1,379 1,532 (10.0) 2.3 (3.8) (11.5) India – Data browsing revenue 247 306 (19.4) – 3.5 (15.9) India – Voice revenue 870 1,046 (16.8) – 3.6 (13.2)

Vodafone Group Plc Annual Report 210 on Form 20-F 2017 Alternative performance measures (continued) Unaudited information Restated 2016 Restated 2015 Reported Other activity (including M&A) Foreign exchange Organic €m €m % pps pps % Quarter ended 31 December 2016 Service revenue Germany 2,505 2,460 1.8 – – 1.8 Italy 1,330 1,291 3.0 – – 3.0 UK 1,607 1,998 (19.6) – 16.4 (3.2) Spain 1,125 1,116 0.8 – – 0.8 Other Europe 1,537 1,536 0.1 1.9 (0.2) 1.8 Of which: Ireland 235 240 (2.1) – 0.1 (2.0) Of which: Portugal 227 223 1.8 – 0.4 2.2 Of which: Greece 195 192 1.6 – (0.4) 1.2 Eliminations (41) (35) Europe 8,063 8,366 (3.6) 0.3 4.0 0.7 Vodacom 1,165 1,107 5.2 – (1.2) 4.0 Of which: South Africa 896 817 9.7 – (4.1) 5.6 Of which: International operations 256 270 (5.2) – 7.1 1.9 Other AMAP 1,363 1,423 (4.2) – 14.7 10.5 Of which: Turkey 581 562 3.4 – 11.6 15.0 Of which: Egypt 288 395 (27.1) – 46.7 19.6 Of which: New Zealand 299 276 8.3 – (8.3) – AMAP 2,528 2,530 (0.1) – 7.5 7.4 Other 281 308 Eliminations (17) (18) Total service revenue 10,855 11,186 (3.0) 0.3 4.8 2.1 Other revenue 1,384 1,536 Revenue 12,239 12,722 (3.8) 0.9 4.4 1.5 Other growth metrics Germany – Mobile service revenue excluding the impact of regulation 1,516 1,517 (0.1) 1.1 0.1 1.1 Spain – Service revenue excluding the impact of handset financing 1,125 1,116 0.8 3.3 – 4.1 India – Service revenue 1,450 1,529 (5.2) 2.5 0.8 (1.9) India – Data browsing revenue 293 289 1.4 – (0.8) 0.6 India – Voice revenue 991 1,014 (2.3) – (0.7) (3.0)

Vodafone Group Plc Annual Report on Form 20-F 2017 211 Overview Strategy Performance Governance Financials Additional information Restated 2016 Restated 2015 Reported Other activity (including M&A) Foreign exchange Organic €m €m % pps pps % Year ended 31 March 2016 restated Revenue Europe 36,462 35,296 3.3 (1.3) (1.6) 0.4 AMAP 11,891 11,600 2.5 0.8 4.8 8.1 Other 1,567 1,595 Eliminations (110) (106) Total 49,810 48,385 2.9 (0.7) (0.1) 2.1 Service revenue Germany 9,817 9,862 (0.5) – 0.1 (0.4) Mobile service revenue 6,062 6,160 (1.6) – – (1.6) Fixed service revenue 3,755 3,702 1.4 – 0.1 1.5 Italy 5,129 5,169 (0.8) – – (0.8) Mobile service revenue 4,303 4,353 (1.1) – – (1.1) Fixed service revenue 826 816 1.2 – – 1.2 UK 7,987 7,527 6.1 0.4 (6.8) (0.3) Mobile service revenue 6,025 5,702 5.7 0.6 (7.0) (0.7) Fixed service revenue 1,962 1,825 7.5 (0.5) (5.9) 1.1 Spain 4,468 4,240 5.4 (8.9) – (3.5) Mobile service revenue 3,034 3,210 (5.5) (2.6) 0.1 (8.0) Fixed service revenue 1,434 1,030 39.2 (31.4) – 7.8 Other Europe 6,132 5,924 3.5 (1.9) (0.1) 1.5 Of which: Netherlands 1,750 1,746 0.2 – 0.1 0.3 Eliminations (152) (110) Europe 33,381 32,612 2.4 (1.5) (1.5) (0.6) Vodacom 4,419 4,451 (0.7) – 6.1 5.4 Of which: South Africa 3,269 3,367 (2.9) – 7.6 4.7 Of which: International operations 1,071 1,002 6.9 – 3.1 10.0 Other AMAP 5,624 5,319 5.7 1.8 2.6 10.1 Of which: Turkey 2,222 2,052 8.3 – 11.4 19.7 Of which: Egypt 1,578 1,473 7.1 5.9 (4.1) 8.9 AMAP 10,043 9,770 2.8 1.0 4.2 8.0 Other 1,303 1,356 Eliminations (109) (103) Total service revenue 44,618 43,635 2.3 (0.8) (0.4) 1.1 Other revenue 5,192 4,750 Revenue 49,810 48,385 2.9 (0.7) (0.1) 2.1 Other growth metrics Group – Enterprise service revenue 13,318 12,779 4.2 (1.2) (1.3) 1.7 UK – Fixed service revenue excluding carrier services 1,962 1,825 7.5 0.8 (5.9) 2.4 Spain – Service revenue excluding the impact of handset financing 4,468 4,240 5.4 (5.1) – (0.3) South Africa – Data revenue 260 289 (10.0) – 28.8 18.8 India – Service revenue 6,135 5,480 12.0 – (7.0) 5.0 India – Service revenue excluding the impact of MTR cuts 6,135 5,480 12.0 5.0 (7.0) 10.0 India – Adjusted EBITDA 1,815 1,635 11.0 – (6.9) 4.1 India – Percentage point change in adjusted EBITDA margin 29.5% 29.7% (0.2) – – (0.2)

Vodafone Group Plc Annual Report 212 on Form 20-F 2017 Alternative performance measures (continued) Unaudited information Restated 2016 Restated 2015 Reported Other activity (including M&A) Foreign exchange Organic €m €m % pps pps % Year ended 31 March 2016 restated (continued) Adjusted EBITDA Germany 3,462 3,390 2.1 – – 2.1 Italy 2,015 1,956 3.0 – 0.1 3.1 UK 1,756 1,724 1.9 4.7 (5.4) 1.2 Spain 1,250 1,003 24.6 (20.1) (0.3) 4.2 Other Europe 2,002 2,004 (0.1) (1.3) (0.1) (1.5) Europe 10,485 10,077 4.0 (1.3) (1.0) 1.7 Vodacom 2,028 1,949 4.1 – 8.6 12.7 Other AMAP 1,678 1,635 2.6 1.3 0.6 4.5 AMAP 3,706 3,584 3.4 0.6 5.0 9.0 Other (36) 41 Total 14,155 13,702 3.3 (1.6) 0.6 2.3 Percentage point change in adjusted EBITDA margin Germany 32.6% 31.8% 0.8 – – 0.8 Italy 33.5% 33.5% – – – – UK 20.8% 21.8% (1.0) 0.9 0.3 0.2 Spain 25.2% 21.7% 3.5 (2.2) – 1.3 Other Europe 30.3% 31.5% (1.2) 0.2 – (1.0) Europe 28.8% 28.5% 0.3 0.0 0.1 0.4 Vodacom 38.1% 35.2% 2.9 – 0.7 3.6 Other AMAP 25.6% 27.0% (1.4) (0.1) (0.6) (2.1) AMAP 31.2% 30.9% 0.3 – – 0.3 Group 28.4% 28.3% 0.1 (0.1) 0.1 0.1 Adjusted operating profit Europe 1,927 2,216 (13.0) (0.4) 0.5 (12.9) AMAP 1,941 1,746 11.2 1.6 7.1 19.9 Other (39) 78 Total 3,829 4,040 (5.2) (1.7) 3.1 (3.8) Quarter ended 31 March 2016 restated Service revenue Germany 2,462 2,423 1.6 – – 1.6 Italy 1,263 1,246 1.4 – (0.1) 1.3 UK 1,903 2,093 (9.1) 5.4 3.6 (0.1) Spain 1,094 1,131 (3.3) – 0.1 (3.2) Other Europe 1,516 1,481 2.4 (0.1) (0.2) 2.1 Of which: Netherlands 428 434 (1.4) – 0.1 (1.3) Of which: Portugal 221 213 3.8 – (0.3) 3.5 Of which: Romania 174 163 6.7 – 1.0 7.7 Eliminations (36) (44) Europe 8,202 8,330 (1.5) 1.1 0.9 0.5 Vodacom 992 1,183 (16.1) – 22.4 6.3 Of which: South Africa 717 888 (19.3) – 25.8 6.5 Other AMAP 1,404 1,478 (5.0) 7.0 10.1 12.1 AMAP 2,396 2,661 (10.0) 4.0 15.6 9.6 Other 335 442 Eliminations (45) (69) Total service revenue 10,888 11,364 (4.2) 2.3 4.1 2.2 Other revenue 1,118 1,376 Revenue 12,006 12,740 (5.8) 2.0 4.5 0.7 India – Service revenue 1,532 1,547 (1.0) – 6.3 5.3

Vodafone Group Plc Annual Report on Form 20-F 2017 213 Overview Strategy Performance Governance Financials Additional information Restated 2015 Restated 2014 Reported Other activity (including M&A) Foreign exchange Organic €m €m % pps pps % Quarter ended 31 December 2015 restated Service revenue Germany 2,460 2,469 (0.4) – – (0.4) Italy 1,291 1,295 (0.3) – – (0.3) UK 1,998 1,854 7.8 0.8 (9.3) (0.7) Spain 1,116 1,153 (3.2) 0.1 – (3.1) Other Europe 1,536 1,485 3.4 (1.9) 0.1 1.6 Of which: Netherlands 438 438 – – 0.2 0.2 Eliminations (35) (19) Europe 8,366 8,237 1.6 (0.1) (2.1) (0.6) Vodacom 1,107 1,128 (1.9) – 9.1 7.2 Of which: South Africa 817 846 (3.4) – 10.6 7.2 Other AMAP 1,423 1,327 7.2 – 3.6 10.8 AMAP 2,530 2,455 3.1 – 6.1 9.2 Other 308 330 Eliminations (18) (12) Total service revenue 11,186 11,010 1.6 0.1 (0.4) 1.3 Other revenue 1,536 1,377 Revenue 12,722 12,387 2.7 0.1 (0.1) 2.7 India – Service revenue 1,529 1,393 9.8 – (7.5) 2.3 Year ended 31 March 2015 restated Revenue Europe 35,296 28,389 24.3 (26.5) (2.2) (4.4) AMAP 11,600 11,198 3.6 (0.8) 1.8 4.6 Other 1,595 1,293 Eliminations (106) (37) Total 48,385 40,843 18.5 (19.5) (1.1) (2.1) Service revenue Europe 32,612 26,456 23.3 (26.0) (2.3) (5.0) AMAP 9,770 9,627 1.5 (1.0) 1.8 2.3 Other 1,356 1,075 Eliminations (103) (37) Total 43,635 37,121 17.5 (19.6) (1.1) (3.2) Other revenue 4,750 3,722 Total 48,385 40,843 18.5 (19.5) (1.1) (2.1) Adjusted EBITDA Europe 10,077 8,051 25.2 (35.4) (2.1) (12.3) AMAP 3,584 3,550 1.0 (0.3) 1.1 1.8 Other 41 239 Total 13,702 11,840 15.7 (23.2) (0.8) (8.3) Adjusted operating profit Europe 2,216 2,719 (18.5) (21.4) (0.7) (40.6) AMAP 1,746 1,929 (9.5) (0.1) (0.1) (9.7) Other 78 92 Total 4,040 4,740 (14.8) (11.9) (0.1) (26.8) Other growth metrics Group – Enterprise service revenue 12,779 11,338 12.7 (10.6) (2.1) –

Form 20-F cross reference guide Vodafone Group Plc Annual Report 214 on Form 20-F 2017 Unaudited information This annual report on Form 20-F for the fiscal year ended 31 March 2017 has not been approved or disapproved by the SEC nor has the SEC passed judgement upon the adequacy or accuracy of this document. The table below sets out the location in this document of the information required by SEC Form 20-F. Item Form 20-F caption Location in this document Page 1 Identity of Directors, senior management and advisers Not applicable – 2 Offer statistics and expected timetable Not applicable – 3 Key information 3A Selected financial data Selected financial data 221 Shareholder information: Foreign currency translation 191 and 192 3B Capitalisation and indebtedness Not applicable – 3C Reasons for the offer and use of proceeds Not applicable – 3D Risk factors Principal risk factors and uncertainties 28 to 34 4 Information on the Company 4A History and development of the Company History and development 197 Contact details Back cover Shareholder information: Registrar and transfer office 191 Shareholder information: Articles of Association and applicable English law 192 and 193 Chief Executive’s strategic review 12 to 15 Chief Financial Officer’s review 16 and 17 Note 1 “Basis of preparation” 103 to 108 Note 2 “Segmental analysis” 109 to 111 Note 7: “Discontinued operations and assets held for sale” 123 and 124 Note 11 “Property, plant and equipment” 128 and 129 Note 28 “Acquisitions and disposals” 161 Note 29 “Commitments” 162 4B Business overview Performance highlights – At a glance 8 and 9 Market overview 10 and 11 Chief Executive’s strategic review 12 to 15 Our business model 18 to 21 Sustainable business 26 and 27 Operating results 35 to 41 Financial position and resources 42 and 43 Prior year operating results 177 to 181 Note 2 “Segmental analysis” – Segmental revenue and profit 109 to 111 Regulation 198 to 204 4C Organisational structure Note 33 “Related undertakings” 168 to 175 Note 12 “Investments in associates and joint arrangements” 130 to 132 Note 13 “Other investments” 133 4D Property, plant and equipment Chief Executive’s strategic review 12 to 15 Chief Financial Officer’s review 16 and 17 Financial position and resources 42 and 43 Note 11 “Property, plant and equipment” 128 and 129 4A Unresolved staff comments None –

Vodafone Group Plc Annual Report on Form 20-F 2017 215 Overview Strategy Performance Governance Financials Additional information Item Form 20-F caption Location in this document Page 5 Operating and financial review and prospects 5A Operating results Operating results 35 to 41 Prior year operating results 177 to 181 Note 21 “Borrowings” 140 to 144 Shareholder information: Foreign currency translation 191 and 192 Regulation 198 to 204 5B Liquidity and capital resources Financial position and resources: Liquidity and capital resources 43 Note 23 “Capital and financial risk management” 148 to 153 Note 22 “Liquidity and capital resources” 144 to 147 Note 21 “Borrowings” 140 to 144 Note 29 “Commitments” 162 5C Research and development, patents and licences, etc. Chief Executive’s strategic review 12 to 15 Chief Financial Officer’s review 16 and 17 Regulation: Licences 202 and 203 5D Trend information Chief Executive’s strategic review 12 to 15 Market overview 10 and 11 5E Off-balance sheet arrangements Note 22 “Liquidity and capital resources” – Off-balance sheet arrangements 144 to 147 Note 29 “Commitments” 162 Note 30 “Contingent liabilities and legal proceedings” 163 to 166 5F Tabular disclosure of contractual obligations Financial position and resources: Contractual obligations and commitments 42 5G Safe harbor Forward-looking statements 217 6 Directors, senior management and employees 6A Directors and senior management Board of Directors 48 and 49 Executive Committee 50 and 51 Leadership structure 46 and 47 6B Compensation Directors’ remuneration 67 to 85 Remuneration policy 71 to 76 Note 24 “Directors and key management compensation” 153 6C Board practices Shareholder information: Articles of Association and applicable English law 192 and 193 Directors’ remuneration 67 to 85 Board of Directors 48 and 49 Board Committees 56 to 63 Leadership structure 46 and 47 6D Employees Our people 24 and 25 Note 25 “Employees” 154 6E Share ownership Directors’ remuneration 67 to 85 Remuneration policy 71 to 76 Note 27 “Share-based payments” 159 and 160 7 Major shareholders and related party transactions 7A Major shareholders Shareholder information: Major shareholders 192 7B Related party transactions Directors’ remuneration 67 to 85 Note 30 “Contingent liabilities and legal proceedings” 163 to 166 Note 31 “Related party transactions” 167 7C Interests of experts and counsel Not applicable – 8 Financial information 8A Consolidated statements and other financial information Financials 99 to 176 Report of independent registered public accounting firm 98 Note 30 “Contingent liabilities and legal proceedings” 163 to 166 8B Significant changes Note 32 “Subsequent events” 167 Subsequent events A-1

Vodafone Group Plc Annual Report 216 on Form 20-F 2017 Form 20-F cross reference guide (continued) Unaudited information Item Form 20-F caption Location in this document Page 9 The offer and listing 9A Offer and listing details Shareholder information: Share price history 191 9B Plan of distribution Not applicable – 9C Markets Shareholder information: Markets 192 9D Selling shareholders Not applicable – 9E Dilution Not applicable – 9F Expenses of the issue Not applicable – 10 Additional information 10A Share capital Not applicable – 10B Memorandum and Articles of Association Shareholder information: Articles of Association and applicable English law 192 and 193 10C Material contracts Shareholder information: Material contracts 194 10D Exchange controls Shareholder information: Exchange controls 194 10E Taxation Shareholder information: Taxation 194 to 196 10F Dividends and paying agents Not applicable – 10G Statement by experts Not applicable – 10H Documents on display Shareholder information: Documents on display 194 10I Subsidiary information Not applicable – 11 Quantitative and qualitative disclosures about market risk Note 23 “Capital and financial risk management” 148 to 153 12 Description of securities other than equity securities 12A Debt securities Not applicable – 12B Warrants and rights Not applicable – 12C Other securities Not applicable – 12D American depositary shares ADR payment information B-1 13 Defaults, dividend arrearages and delinquencies Not applicable – 14 Material modifications to the rights of security holders and use of proceeds Not applicable – 15 Controls and procedures Governance 44 to 63 Directors’ statement of responsibility: Management’s report on internal control over financial reporting 89 Report of independent registered public accounting firm 98 16 16A Audit Committee financial expert Board Committees 56 to 63 16B Code of ethics Our US listing requirements 66 16C Principal accountant fees and services Note 3 “Operating profit” 112 Board Committees: Audit and Risk Committee – External audit 61 and 62 16D Exemptions from the listing standards for audit committees Not applicable – 16E Purchase of equity securities by the issuer and affiliated purchasers Not applicable – 16F Change in registrant’s certifying accountant Not applicable – 16G Corporate governance Our US listing requirements 66 16H Mine safety disclosure Not applicable – 17 Financial statements Not applicable – 18 Financial statements Financials 99 to 176 Report of Independent registered public accounting firm 98 19 Exhibits Filed with the SEC Index to Exhibits

Forward-looking statements Vodafone Group Plc Annual Report on Form 20-F 2017 217 Overview Strategy Performance Governance Financials Additional information Unaudited information This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses, and certain of the Group’s plans and objectives. In particular, such forward-looking statements include statements with respect to: –– the Group’s expectations and guidance regarding its financial and operating performance, the performance of associates and joint ventures, other investments and newly acquired businesses, preparation for 5G and expectations regarding customers; –– intentions and expectations regarding the development of products, services and initiatives introduced by, or together with, Vodafone or by third parties; –– expectations regarding the global economy and the Group’s operating environment and market position, including future market conditions, growth in the number of worldwide mobile phone users and other trends; –– revenue and growth expected from the Group’s Enterprise and total communications strategy; –– mobile penetration and coverage rates, MTR cuts, the Group’s ability to acquire spectrum and licences, including 5G licences, expected growth prospects in the Europe and AMAP regions and growth in customers and usage generally; –– anticipated benefits to the Group from cost-efficiency programmes, including their impact on the absolute indirect cost base; –– possible future acquisitions, including increases in ownership in existing investments, the timely completion of pending acquisition transactions and pending offers for investments; –– expectations and assumptions regarding the Group’s future revenue, operating profit, adjusted EBITDA, adjusted EBITDA margin, free cash flow, depreciation and amortisation charges, foreign exchange rates, tax rates and capital expenditure; –– expectations regarding the Group’s access to adequate funding for its working capital requirements and share buyback programmes, and the Group’s future dividends or its existing investments; and –– the impact of regulatory and legal proceedings involving the Group and of scheduled or potential regulatory changes. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “tar gets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: –– general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments; –– increased competition; –– levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services; –– rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; –– the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; –– the Group’s ability to generate and grow revenue; –– a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; –– slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; –– the Group’s ability to extend and expand its spectrum resources, to support ongoing growth in customer demand for mobile data services; –– the Group’s ability to secure the timely delivery of high-quality products from suppliers; –– loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; –– changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes; –– the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; –– the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences, platform sharing or other arrangements with third parties; –– acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; –– the Group’s ability to integrate acquired business or assets; –– the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; –– developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; –– the Group’s ability to satisfy working capital requirements; –– changes in foreign exchange rates; –– changes in the regulatory framework in which the Group operates; –– the impact of legal or other proceedings against the Group or other companies in the communications industry; and –– changes in statutory tax rates and profit mix. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Principal risk factors and uncertainties” on pages 28 to 34 of this document. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forwardlooking statements and does not undertake any obligation to do so. PricewaterhouseCoopers LLP has neither examined, compiled, nor performed any procedures with respect to the forward-looking statements, and accordingly PricewaterhouseCoopers LLP does not express an opinion or provide any other form of assurance on such information.

Definition of terms Vodafone Group Plc Annual Report 218 on Form 20-F 2017 Unaudited information 2G 2G networks are operated using global system for mobile (‘GSM’) technology which offers services such as voice, text messaging and low speed data. In addition, all the Group’s controlled networks support general packet radio services (‘GPRS’), often referred to as 2.5G. GPRS allows mobile devices to access IP based data services such as the internet and email. 3G A cellular technology based on wide band code division multiple access delivering voice and faster data services. 4G/LTE 4G or long-term evolution (‘LTE’) technology offers even faster data transfer speeds than 3G/HSPA. 5G 5G is the coming fifth-generation wireless broadband technology which will provide better speeds and coverage than the current 4G. Adjusted EBIT Operating profit excluding share of results in associates and joint ventures, impairment losses, amortisation of customer bases and brand intangible assets restructuring costs arising from discrete restructuring plans and other income and expense. The Group’s definition of adjusted EBIT may not be comparable with similarly titled measures and disclosures by other companies. Adjusted EBITDA Operating profit excluding share of results in associates and joint ventures, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs arising from discrete restructuring plans and other income and expense. The Group’s definition of adjusted EBITDA may not be comparable with similarly titled measures and disclosures by other companies. Adjusted operating profit Group adjusted operating profit excludes impairment losses, restructuring costs arising from discrete restructuring plans, amortisation of customer bases and brand intangible assets and other income and expense. ADR American depositary receipts is a mechanism designed to facilitate trading in shares of non-US companies in the US stock markets. The main purpose is to create an instrument which can easily be settled through US stock market clearing systems. ADS American depositary shares are shares evidenced by American depositary receipts. ADSs are issued by a depositary bank and represent one or more shares of a non-US issuer held by the depositary bank. The main purpose of ADSs is to facilitate trading in shares of non-US companies in the US markets and, accordingly, ADRs which evidence ADSs are in a form suitable for holding in US clearing systems. AGM Annual general meeting. AMAP The Group’s region: Africa, Middle East and Asia-Pacific. Applications (‘apps’) Apps are software applications usually designed to run on a smartphone or tablet device and provide a convenient means for the user to perform certain tasks. They cover a wide range of activities including banking, ticket purchasing, travel arrangements, social networking and games. For example, the My Vodafone app lets customers check their bill totals on their smartphone and see the minutes, texts and data allowance remaining. ARPU Average revenue per user, defined as customer revenue and incoming revenue divided by average customers. Capital additions (‘capex’) Comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments, during the year. Churn Total gross customer disconnections in the period divided by the average total customers in the period. Cloud services This means the customer has little or no equipment at their premises and all the equipment and capability associated with the service is run from the Vodafone network and data centres instead. This removes the need for customers to make capital investments and instead they have an operating cost model with a recurring monthly fee. Converged customer A customer who receives both fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills. Customer costs Customer costs include acquisition costs, retention costs and expenses related to ongoing commissions. Depreciation and other amortisation The accounting charge that allocates the cost of a tangible or intangible asset to the income statement over its useful life. This measure includes the profit or loss on disposal of property, plant and equipment and computer software. Direct costs Direct costs include interconnect costs and other direct costs of providing services. Enterprise The Group’s customer segment for businesses. FCA Financial Conduct Authority. Fixed broadband customer A fixed broadband customer is defined as a customer with a connection or access point to a fixed data network. Fixed service revenue Service revenue relating to provision of fixed line (‘fixed’) and carrier services. FTTC Fibre-to-the-Cabinet involves running fibre optic cables from the telephone exchange or distribution point to the street cabinets which then connect to a standard phone line to provide broadband. FTTH Fibre-to-the-Home provides an end-to-end fibre optic connection the full distance from the exchange to the customer’s premises.

Vodafone Group Plc Annual Report on Form 20-F 2017 219 Overview Strategy Performance Governance Financials Additional information FRC Financial Reporting Council. Free cash flow Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments and dividends paid to non-controlling shareholders in subsidiaries, but before restructuring costs arising from discrete restructuring plans and licence and spectrum payments. For the year ended 31 March 2016 and 31 March 2015, free cash flow also excluded payments in respect of the Group’s historical UK tax settlement. Gbps Gigabits (billions) of bits per second. HSPA+ An evolution of high speed packet access (‘HSPA’). An evolution of third generation (‘3G’) technology that enhances the existing 3G network with higher speeds for the end user. ICT Information and communications technology. IFRS International Financial Reporting Standards. Incoming revenue Comprises revenue from termination rates for voice and messaging to Vodafone customers. Internet of Things (‘IoT’) The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database. IP Internet Protocol is the format in which data is sent from one computer to another on the internet. IP-VPN A virtual private network (‘VPN’) is a network that uses a shared telecommunications infrastructure, such as the internet, to provide remote offices or individual users with secure access to their organisation’s network. Mark-to-market Mark-to-market or fair value accounting refers to accounting for the value of an asset or liability based on the current market price of the asset or liability. Mbps Megabits (millions) of bits per second. Mobile broadband Mobile broadband allows internet access through a browser or a native application using any portable or mobile device such as smartphone, tablet or laptop connected to a cellular network. Mobile customer A mobile customer is defined as a subscriber identity module (‘SIM’), or in territories where SIMs do not exist, a unique mobile telephone number, which has access to the network for any purpose, including data only usage. Mobile service revenue Service revenue relating to the provision of mobile services. Mobile termination rate (‘MTR’) A per minute charge paid by a telecommunications network operator when a customer makes a call to another mobile or fixed network operator. MVNO Mobile virtual network operators, companies that provide mobile phone services under wholesale contracts with a mobile network operator, but do not have their own licence or spectrum or the infrastructure required to operate a network. Net debt Long-term borrowings, short-term borrowings and mark-to-market adjustments on financing instruments less cash and cash equivalents. Next generation networks (‘NGN’) Fibre or cable networks typically providing high-speed broadband over 30Mbps. Net promoter score (‘NPS’) Net promoter score is a customer loyalty metric used to monitor customer satisfaction. Operating expenses Operating expenses comprise primarily sales and distribution costs, network and IT related expenditure and business support costs. Operating free cash flow Cash generated from operations after cash payments for capital additions (excludes capital licence and spectrum payments) and cash receipts from the disposal of intangible assets and property, plant and equipment, but before restructuring costs arising from discrete restructuring plans. Organic growth An alternative performance measure which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See pages 205 to 213 “Alternative performance measures” for further details. Other revenue Other revenue includes revenue from connection fees and equipment sales. Partner markets Markets in which the Group has entered into a partner agreement with a local mobile operator enabling a range of Vodafone’s global products and services to be marketed in that operator’s territory and extending Vodafone’s reach into such markets. Penetration Number of SIMs in a country as a percentage of the country’s population. Penetration can be in excess of 100% due to customers owning more than one SIM. Petabyte A petabyte is a measure of data usage. One petabyte is a million gigabytes. Pps Percentage points. RAN Radio access network is the part of a mobile telecommunications system which provides cellular coverage to mobile phones via a radio interface, managed by thousands of base stations installed on towers and rooftops across the coverage area, and linked to the core nodes through a backhaul infrastructure which can be owned, leased or a mix of both. Regulation Impact of industry specific law and regulations covering telecommunication services. The impact of regulation on service revenue comprises the effect of changes in mobile termination rates and roaming regulations.

Vodafone Group Plc Annual Report 220 on Form 20-F 2017 Definition of terms (continued) Unaudited information Reported growth Reported growth is based on amounts reported in euros as determined under IFRS. Restructuring costs Costs incurred by the Group following the implementation of discrete restructuring plans to improve overall efficiency. RGUs/sub Revenue Generating Units/unique subscriber ratio (‘RGUs/sub’) describes the average number of fixed services taken by subscribers. Roaming Allows customers to make calls, send and receive texts and data on other operators’ mobile networks, usually while travelling abroad. Service revenue Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. See pages 205 to 213 “Alternative performance measures” for further details. Smartphone penetration The number of smartphone devices divided by the number of registered SIMs (excluding data only SIMs) and telemetric applications. SME Small to medium-sized enterprise. Spectrum The radio frequency bands and channels assigned for telecommunication services. SRAN Single Radio Access network, which allows 2G, 3G and 4G services to be run from a single piece of equipment. Supranational An international organisation, or union, whereby member states go beyond national boundaries or interests to share in the decision making and vote on issues pertaining to the wider grouping. VGE Vodafone Global Enterprise (‘VGE’), which serves the Group’s biggest multi-national customers. VoIP Voice over IP is a set of facilities used to manage the delivery of voice information over the internet in digital form via discrete packets rather than by using the traditional public switched telephone network. VZW Verizon Wireless, the Group’s former associate in the United States.

Selected financial data Vodafone Group Plc Annual Report on Form 20-F 2017 221 Overview Strategy Performance Governance Financials Additional information Unaudited information At/for the year ended 31 March 2017 Restated 2016 Restated 2015 Restated 2014 Restated 2013 Consolidated income statement data (€m) Revenue 47,631 49,810 48,385 40,845 41,895 Operating profit/(loss) 3,725 1,320 2,073 (4,722) (2,877) Profit/(loss) before taxation 2,792 (190) 1,734 (5,960) (3,913) (Loss)/profit for financial year from continuing operations (1,972) (5,127) 7,805 13,900 (4,704) (Loss)/profit for the financial year (6,079) (5,122) 7,477 71,515 742 Consolidated statement of financial position data (€m) Total assets 154,684 169,107 169,579 147,536 163,956 Total equity 73,719 85,136 93,708 86,919 85,921 Total equity shareholders’ funds 72,200 83,325 91,510 85,733 84,722 Earnings per share1,2 Weighted average number of shares (millions) – Basic 27,971 26,692 26,489 26,472 26,831 – Diluted 27,971 26,692 26,629 26,682 26,831 Basic (loss)/earnings per ordinary share (22.51)c (20.25)c 27.48c 269.41c 1.65c Diluted (loss)/earnings per ordinary share (22.51)c (20.25)c 27.33c 267.29c 1.65c Basic (loss)/earnings per share from continuing operations (7.83)c (20.27)c 28.72c 51.77c (18.64)c Cash dividends1,3 Amount per ordinary share (eurocents) 14.77c – – – – Amount per ADS (eurocents) 147.7c – – – – Amount per ordinary share (pence) – 11.45p 11.22p 11.00p 10.19p Amount per ADS (pence) – 114.5p 111.2p 110.0p 101.9p Amount per ordinary share (US cents) 18.52c 16.49c 16.65c 18.31c 15.49c Amount per ADS (US cents) 182.5c 164.9c 166.5c 183.1c 154.9c Other data Ratio of earnings to fixed charges4 2.1 – 2.2 – 1.9 Deficiency between fixed charges and earnings (€m)4 – 159 – 485 – Notes: 1 See note 8 to the consolidated financial statements, “Earnings per share”. Earnings and dividends per ADS is calculated by multiplying earnings per ordinary share by ten, the number of ordinary shares per ADS. 2 On 19 February 2014, we announced a “6 for 11” share consolidation effective 24 February 2014. This had the effect of reducing the number of shares in issue from 52,821,751,216 ordinary shares (including 4,351,833,492 ordinary shares held in Treasury) as at the close of business on 18 February 2014 to 28,811,864,298 new ordinary shares in issue immediately after the share consolidation on 24 February 2014. Earnings per share for the year ended 31 March 2013 has been restated accordingly. 3 The final dividend for the year ended 31 March 2017 was proposed by the Directors on 16 May 2017 and is payable on 4 August 2017 to holders of record as of 9 June 2016. The total dividends have been translated into US dollars at 31 March 2017 for purposes of the above disclosure but the dividends are payable in US dollars under the terms of the ADS depositary agreement. 4 For the purposes of calculating these ratios, earnings consist of loss or profit before tax adjusted for fixed charges, dividend income from associates, share of profits and losses from associates, interest capitalised and interest amortised. Fixed charges comprise one third of payments under operating leases, representing the estimated interest element of these payments, interest payable and similar charges, interest capitalised and preferred share dividends. The selected financial data shown below for the years ended 31 March 2016, 2015, 2014 and 2013 has been restated into euros following the change in the Group’s presentation currency and include the results of Vodafone India as discontinued operations following the agreement to combine it with Idea Cellular. Vodafone, the Vodafone Portrait, the Vodafone Speechmark, Vodacom, M-Pesa, M-Pawa and Vodafone One are trade marks of the Vodafone Group. The Vodafone Rhombus is a registered design of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners. The content of our website (vodafone.com) should not be considered to form part of this Annual Report or our Annual Report on Form 20-F. © Vodafone Group 2017 Text printed on revive 50 silk which is made from 50% recycled and 50% virgin fibres. The cover is on revive 100 silk, made entirely from de-inked post-consumer waste. Both products are Forest Stewardship Council® (‘FSC’®) certified and produced using elemental chlorine free (‘ECF’) bleaching. The manufacturing mill also holds ISO 14001 accreditation for environmental management. Designed and produced by Radley Yeldar ry.com

Vodafone Group Plc Annual Report on Form 20-F 2017 Vodafone Group Plc Registered Office: Vodafone House The Connection Newbury Berkshire RG14 2FN England Registered in England No. 1833679 Telephone: +44 (0)1635 33251 Fax: +44 (0)1635 238080 vodafone.com Contact details: Shareholder helpline Telephone: +44 (0)370 702 0198 (In Ireland): +353 (0)818 300 999 Investor Relations ir@vodafone.co.uk vodafone.com/investor Media Relations vodafone.com/media/contact Sustainability vodafone.com/sustainability

Subsequent events

Events occurring subsequent to the approval of the Company’s Annual Report on 16 May 2017

On 24 May 2017 Vodafone announced an agreement to combine Melita Ltd (‘Melita’) and Vodafone Malta Ltd (‘Vodafone Malta’) to create a new fully integrated communications company in Malta (together, the ‘Combined Company’).

At completion, the current shareholders of Melita will own 51% of the Combined Company and Vodafone Europe B.V. (“VEBV”), the current shareholder of Vodafone Malta, will own the remaining 49%1. In addition, on completion, Vodafone will receive an estimated cash payment of €120 million which will be used for general corporate purposes. Melita’s shareholders will receive an estimated cash payment of €33 million.

The transaction is conditional on approval from the Malta Competition and Consumer Affairs Authority and is expected to close in the second half of the 2017 calendar year.

Note:

1                 Excluding the dilutive effect of management incentivisation plans for the Combined Company.

A-1

20-F Disclosure — Description of American Depositary Shares (Item 12D)

Fees payable by ADR Holders

Deutsche Bank, as depositary, collects its fees for delivery and surrender of ADRs directly from investors depositing shares or surrendering ADRs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors, including in connection with the payment of dividends, by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADRs (or portion of 100 ADRs)

•  Issuance of ADRs, including issuances resulting from a distribution of shares or rights or other property

•  Cancellation of ADRs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADR (or portion thereof). The current per ADR fee to be charged for an interim dividend is $0.015 per ADR and for a final dividend is $0.02 per ADR.	• Any cash distribution to ADR registered holders
$ 5.00 per 100 ADSs (or portion thereof)	• An annual fee for the operation and maintenance of administering the ADSs
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADRs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR registered holders
Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	• Cable, telex, facsimile transmissions and delivery expenses (when expressly provided in the deposit agreement) • Converting foreign currency to US dollars
Taxes and other governmental charges that the depositary or the custodian must pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

B-1

Fees Payable by the Depositary to the Issuer

As set out above, pursuant to the deposit agreement, the depositary may charge up to $0.02 per ADR in respect of dividends paid by us. We have agreed with the depositary that any dividend fee collected by it is paid to us, net of any dividend collection fee charged by it. For the year ended 31 March 2017, we agreed with the depositary that it will charge $0.015 per ADR in respect of any interim dividend and $0.02 per ADR in respect of any final dividend paid during that year.

Deutsche Bank serves as the depository bank for Vodafone’s American Depositary Receipt Program, having replaced Bank of New York Mellon (BNYM) on 27 February 2017.

During the financial year (April 1, 2016 through March 31, 2017), we received approximately $13 million from BNYM, the previous depositary bank for our American Depositary Receipt Program arising out of fees charged in respect of dividends paid during the year.

Deutsche Bank agreed to reimburse Vodafone $30,000 in legal fees associated with the cost of transition of the American Depositary Receipt Program.

B-2

Index of Exhibits to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2017

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

2.3

Fourteenth Supplemental Trust Deed dated January 12, 2016 between the Company and The Law Debenture Trust Corporation p.l.c. further modifying and restating the provisions of the Trust Deed dated 16 July 1999 relating to a Euro 30,000,000,000 Euro Medium Term Note Programme (incorporated by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2016 (File No. 001-10086)).

2.4

Trust Deed dated February 25, 2016 between the Company and The Law Debenture Trust Corporation p.l.c. in relation to the Group’s £1,440,000,000 1.50 per cent Subordinated Mandatory Convertible Bonds due 2017 (incorporated by reference to Exhibit 2.4 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2016 (File No. 001-10086)).

2.5

Trust Deed dated February 25, 2016 between the Company and The Law Debenture Trust Corporation p.l.c. in relation to the Group’s £1,440,000,000 2.00 per cent Subordinated Mandatory Convertible Bonds due 2019 (incorporated by reference to Exhibit 2.5 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2016 (File No. 001-10086)).

2.6

Deposit Agreement among Vodafone Group Plc, Deutsche Bank Trust Company Americas, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, dated as of February 27, 2017.

2.7	Form of American Depositary Receipt (included in Exhibit 2.6)

4.1

Agreement in relation to the Group’s €3,860,000,000 five year Revolving Credit Facility dated March 28, 2014 among the Company and various lenders (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086)).

4.2

Revolving Credit Agreement with Royal Bank of Canada, effective as of 15 December 2015 in relation to the Group’s €3,860,000,000 five year Revolving Credit Facility (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2016 (File No. 001-10086)).

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

4.6

Revolving Credit Agreement with Royal Bank of Canada, effective as of 15 December 2015 in relation to the Group’s US$3,935,000,000 Revolving Credit Facility (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2016 (File No. 001-10086)).

4.7	Extension letter dated 10 January 2017 in relation to the US$4.09 billion Revolving Credit Facility dated February 27, 2015.

4.8

$1,000,000,000 Facility Agreement dated September 9, 2015 between the Company and The Bank of Tokyo-Mitsubishi UFJ, LTD (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2016 (File No. 001-10086))

4.9

$1,000,000,000 Facility Agreement dated November 9, 2015 between the Company and Mizuho Bank LTD (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2016 (File No. 001-10086)).

4.10

Subscription Agreement dated February 19, 2016 among the Company, J.P. Morgan Securities Plc and Morgan Stanley & Co. International Plc in relation to the Group’s £1,440,000,000 1.50 per cent Subordinated Mandatory Convertible Bonds due 2017 (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2016 (File No. 001-10086)).

4.11

Subscription Agreement dated February 19, 2016 among the Company, J.P. Morgan Securities Plc and Morgan Stanley & Co. International Plc in relation to the Group’s £1,440,000,000 2.00 per cent Subordinated Mandatory Convertible Bonds due 2019 (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2016 (File No. 001-10086)).

4.12	Letter of Appointment of Luc Vandevelde (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2004 (File No. 001-10086)).

4.13	Letter of Appointment of Philip Yea (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006 (File No. 001-10086)).

4.14	Service Agreement of Vittorio Colao (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009 (File No. 001-10086)).

4.15	Letter of Appointment of Nick Land (incorporated by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2007 (File No. 001-10086)).

4.16	Letter of Appointment of Samuel Jonah (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009 (File No. 001-10086)).

4.17	Service Agreement of Stephen Pusey (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009 (File No. 001-10086)).

4.18	Letter of Indemnification for Steve Pusey (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010 (File No. 001-10086)).

4.19	Letter of Indemnification for Philip Yea (incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010 (File No. 001-10086)).

4.20	Letter of Indemnification for Luc Vandevelde (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2010 (File No. 001-10086)).

4.21	Letter of Appointment of Renee James (incorporated by reference to Exhibit 4.35 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011 (File No. 001-10086)).

4.22	Letter of Appointment of Gerard Kleisterlee (incorporated by reference to Exhibit 4.36 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011 (File No. 001-10086)).

4.23	Letter of Appointment of Valerie Gooding (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086)).

4.24	Service Agreement of Nicholas Read (incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086)).

4.25	Letter of Appointment of Sir Crispin Davis (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086)).

4.26	Letter of Appointment of Dame Clara Furse (incorporated by reference to Exhibit 4.33 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086)).

4.27	Letter of indemnification for Nicholas Read (incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2015 (File No. 001-10086)).

4.28	Letter of appointment for Dr Matthias Döpfner (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2015 (File No. 001-10086)).

4.29	Letter of appointment for David Nish (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2016 (File No. 001-10086)).

4.30	Letter of appointment for Maria Amparo Moraleda Martinez.

4.31

Final form of a Contribution and Transfer Agreement by and among the Company, Liberty Global Europe Holding B.V., Liberty Global Plc, Vodafone International Holdings B.V. and Lynx Global Europe II B.V. relating to the contribution and/or transfer of shares in Ziggo Group Holding B.V. and Vodafone Libertel B.V. to Lynx Global Europe II B.V. and the formation of the Netherlands joint venture.

4.32	Implementation Agreement dated 20 March 2017 relating to the combination of the mobile telecommunications businesses of Vodafone Group and Idea Group.

7.	Unaudited Computation of Ratio of Earnings to Fixed Charges for the financial years ended March 31, 2017, 2016, 2015, 2014 and 2013

8.

List of the Company’s related undertakings (incorporated by reference to Note 33 to the Consolidated Financial Statements included in this Annual Report on Form 20-F for the financial year ended March 31, 2017).

12.	Rule 13a – 14(a) Certifications.

13.	Rule 13a – 14(b) Certifications. These certifications are furnished only and are not filed as part of the Annual Report on Form 20-F for the financial year ended March 31, 2017.

15.1	Consent letter of PricewaterhouseCoopers LLP.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Registrant)

/s/ R E S Martin
Rosemary E S Martin
Group General Counsel and Company Secretary
Date: June 9, 2017