Form 20-F
period 2019-03-31
VODAFONE GROUP PUBLIC LTD CO
filed 2019-06-07
CIK 839923

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number 001-10086

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

England
(Jurisdiction of incorporation or organization)

Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England
(Address of principal executive offices)

Rosemary Martin (Group General Counsel and Company Secretary) tel +44 (0) 1635 33251 email ir@vodafone.co.uk Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
See Schedule A	See Schedule A	See Schedule A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of 20 20/21 US cents each	27,230,375,568
7% Cumulative Fixed Rate Shares of £1 each	50,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

SCHEDULE A

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares of 20 20/21 US cents each	VOD	NASDAQ Global Select Market*
American Depositary Shares (evidenced by American Depositary Receipts) each representing ten ordinary shares	VOD	NASDAQ Global Select Market
4.375% Notes due March 2021	VOD	New York Stock Exchange
2.500% Notes due September 2022	VOD	New York Stock Exchange
2.950% Notes due February 2023	VOD	New York Stock Exchange
3.750% Notes due 16 January 2024	VOD	New York Stock Exchange
US$1,000,000,000 Floating Rate Notes due 16 January 2024	VOD	New York Stock Exchange
4.125% Notes due 30 May 2025	VOD	New York Stock Exchange
4.375% Notes due 30 May 2028	VOD	New York Stock Exchange
7.875% Notes due February 2030	VOD	New York Stock Exchange
6.250% Notes due November 2032	VOD	New York Stock Exchange
6.150% Notes due February 2037	VOD	New York Stock Exchange
5.000% Notes due 30 May 2038	VOD	New York Stock Exchange
4.375% Notes due February 2043	VOD	New York Stock Exchange
5.250% Notes due 30 May 2048	VOD	New York Stock Exchange
Capital Securities due April 2079	VOD	New York Stock Exchange

*   Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

2

Vodafone Group Plc Annual Report on Form 20-F 2019 We connect for a better future

Contents Overview 01 Our strategic framework Welcome to our 2019 report 02 Chairman’s statement 03 Our purpose 04 Highlights of the year Strategic Report 06 Our business at a glance 08 Key trends shaping our industry 10 Our business model 12 Chief Executive’s review 14 Our strategy 22 Key performance indicators 24 Chief Financial Officer’s review 26 Our financial performance 34 Financial position and resources 36 Sustainable business 42 Our people and culture 44 Principal risk factors and uncertainties Governance 52 Chairman’s governance statement 54 Board leadership and company purpose 55 Division of responsibilities 56 Board of Directors 58 Executive Committee 60 Board activities 62 Engaging with our stakeholders 65 Induction, development and evaluation 68 Nominations and Governance Committee 71 Audit and Risk Committee 77 Remuneration Committee 81 Remuneration Policy 87 Annual Report on Remuneration 97 Our US listing requirements 98 Directors’ report Financials 99 Reporting our financial performance 100 Directors’ statement of responsibility 103 Risk mitigation 110 Report of independent registered public accounting firm 111 Consolidated financial statements and notes 200 Other unaudited financial information 206 This page is intentionally left blank Other information 214 Shareholder information 221 History and development 222 Regulation 231 Alternative performance measures This constitutes the annual report on Form 20-F of Vodafone Group Plc (the ‘Company’) in accordance with the requirements of the US Securities and Exchange Commission (the ‘SEC’) for the year ended 31 March 2019 and is dated 7 June 2019. This document contains certain information set out within the Company’s annual report in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’), adopted by the EU and with those parts of the UK Companies Act 2006 applicable to companies reporting under IFRS, dated 14 May 2019, as updated or supplemented if necessary. The content of the Group’s website (www.vodafone.com) or any other website referenced in this document is not incorporated into this document and should not be considered to form part of this annual report on Form 20-F. We have included any website as an inactive textual reference only. All amounts marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is an alternative performance measure. See “Alternative performance measures” on page 231 for further details and reconciliations to the respective closest equivalent GAAP measure. 246 Form 20-F cross reference guide 249 Forward-looking statements 250 Definition of terms 253 Selected financial data Exhibit 2.4 Exhibit 2.5 Exhibit 4.3 Exhibit 4.4Exhibit 4.8Exhibit 4.10 Exhibit 4.11 Exhibit 4.25 Exhibit 4.26 Exhibit 4.27 Exhibit 4.30 Exhibit 4.33

Overview Strategic Report Governance Our strategic framework Financials Other information Sustainable Risk People Our purpose We connect for a better future Our aim is to improve one billion lives and halve our environmental impact All supported by our responsible approach to…business Governance managementand culture …enabling us to create value for society and shareholders through… A clear focus on operational excellence and organic growth Our strategy A converged communications technology leader, enabling the digital society Our priorities To extend our competitive advantage and improve returns by: customer Europe VodafoneEmerging Supported by our scaled platforms and partnership approach growth in all three customer segmentscontent distribution platform IoT platform payment platform operating model asset utilisation infrastructure partnershipsnetworks Improving with sustained network leadershipCapital smart Leading Gigabit Transforming our for greater efficiency and agilityDigital ‘First’Radically simpler Leverage Group scale Deepening Consumer BusinessConsumer engagement improving loyalty and driving revenue Europe’s leading TV and Leading global M-Pesa: Africa’s largest MyVodafone app driving loyalty and customer engagement 01 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Chairman’s statement Evolving our strategy to address industry headwinds On a reported basis our business declined due to the sale of Qatar, a lower benefit from handset financing in the UK and a number of settlements in the prior year. This performance reflected good revenue and profit growth in Germany, UK and Other Europe, offset by earnings declines in Spain and Italy. In Spain we took action to commercially reposition the business given increased price competition in the value segment, while in Italy we faced a new entrant in the mobile market. South Africa also slowed in the second half, impacted by a weak macroeconomic environment and new data regulation. Delivering ‘a better future’ requires regulators to play their part One of Nick’s first decisions was to put the company’s refreshed purpose – ‘We connect for a better future’ – at the core of our strategy. We have committed to improve one billion lives and halve our environmental impact by 2025, as we discuss on page 3 opposite. This ambition to enable the digital society, support inclusion for all and protect our planet is part of our broader commitment to operating responsibly, recognising that over the long-term the success of our business is inextricably linked to the success of the communities in which we operate. However, policy makers and regulators also need to play their part by ensuring a competitive environment that provides an adequate return on the substantial investments that will be needed to meet these important societal goals. This is especially important in Europe, where returns on capital have fallen to unsustainably low levels. Improving return on capital and driving commercial and operational performance will be the top priorities for your Board and for the company, aiming to make Vodafone the best value proposition in our industry for customers and for shareholders. /s/ Gerard Kleisterlee Gerard Kleisterlee Chairman During the past year we have experienced a significant fall in our share price. Despite good performance in most markets, we faced increasing competition in Spain and Italy, as well as pressures in South Africa during the second half of the year. Although we met our financial guidance, our revenue growth slowed during the year and 5G spectrum auction costs were high, reducing our financial headroom and contributing to downward pressure on our share price. A decline in the value of our listed stake in Vodafone Idea was a further headwind. Rebasing the dividend to support Vodafone’s transformation and rebuild headroom Vodafone is at a key point of transformation – deepening customer engagement, accelerating digital transformation, radically simplifying our operations, generating better returns from our infrastructure assets and continuing to optimise our portfolio. In order to support these goals and to rebuild headroom, the Board has made the decision to rebase the dividend to 9 eurocents per share. This will help us to reduce debt and move to the lower end of our targeted 2.5x-3.0x leverage range in the next few years. On pages 24 and 25, Margherita describes the comprehensive programme of further deleveraging actions that we are taking, including the sale of our business in New Zealand for €2.1 billion which we announced in May 2019. The Board’s decision to rebase the dividend was not taken lightly, but we believe it is a necessary step to ensure that we deliver on our ambition to improve returns on capital, grow free cash flow and drive shareholder value. Going forward we intend to maintain a progressive dividend policy. Executing at pace on our new strategic priorities Under the leadership of our new Chief Executive, Nick Read, the Board has evolved the Group’s strategy to respond to ongoing industry headwinds. Nick and his team have executed at pace and made encouraging progress on improving the consistency of our commercial performance, particularly in Spain and Italy. Mobile contract churn fell to a record low level in the year, and we have already put in place actions which will deliver over half of our FY21 cost reduction targets. We are also making rapid progress in our efforts to improve capital efficiency through our ‘smart capex’ approach in combination with a number of important industry partnerships, particularly for 5G network sharing. These sharing agreements also unlock potential tower monetisation options. Nick describes this revised strategy on pages 12 to 21. On track to complete the Liberty Global deal in July In May 2018, we announced the acquisition of Liberty Global’s assets in Germany, the Czech Republic, Hungary and Romania. This acquisition positions Vodafone as Europe’s largest next generation network (‘NGN’) infrastructure owner, the leading converged challenger to the incumbents in these markets and unlocks synergies with an NPV of over €7.5 billion. We have offered a package of remedies to the European Commission, including a broadband wholesale access agreement with Telefonica Deutschland, and we expect the acquisition to complete in July 2019. Recapitalising Vodafone Idea in India We completed the merger of Vodafone India and Idea Cellular in August 2018, creating a new leading player, Vodafone Idea. However, the competitive environment remained challenging during the year as industry prices remain below cash costs. In response, we have accelerated our integration efforts, targeting full realisation of cost synergies by FY21, two years earlier than originally planned. In addition, we decided to strengthen Vodafone Idea’s balance sheet by raising €3.2 billion of new equity through a rights issue, which completed in May 2019. Vodafone contributed €1.4 billion (funded by a loan secured against our Indian assets), and our partner Aditya Birla Group committed €0.9 billion. These funds, together with the opportunity to monetise its tower and fibre assets, will enable Vodafone Idea to continue to invest and to participate fully in a potential industry recovery. During the year we also made progress in securing regulatory and shareholder approvals for the merger of Indus Towers and Bharti Infratel, which will create India’s leading listed tower company. The Group’s stake in the combined business was worth approximately €3.2 billion at the end of March, as implied by the Bharti Infratel share price. Good performance in most markets, with challenges in Spain and Italy We maintained underlying organic growth with service revenues up 0.3%1, EBITDA up 3.1%1 and most importantly EBIT up 9.4%1 in the year. Note: 1 Excluding UK handset financing and one-off settlements. 02 Vodafone Group Plc

Overview Strategic Report Governance Our purpose Financials Other information We connect for a better future We are a communications technology company responsible for connecting over 650 million people, and organisations of all sizes, to the digital society. We are optimistic about how technology and connectivity can enhance the future and improve people’s lives. Through our business, we aim to build a digital society that enhances socio-economic progress, embraces everyone and does not come at the cost of our planet. That is why we have committed to improve one billion lives and halve our environmental impact by 2025, by taking concrete action in three areas: digital society, inclusion for all and planet. Digital society We believe in a connected digital society, where data flows at speed, connecting people, communities and things to the internet like never before. Gigabit networks, the Internet of Things (‘IoT’) and mobile financial services enable incredible innovation and technologies to be developed to help make our lives easier, healthier, smarter and more fulfilling. Inclusion for All We believe that the opportunities and promise of a better digital future should be accessible to all and are committed to ensuring that the more vulnerable are not left behind on the journey towards that future. Through our technology, we will work to bridge the divides that exist and help people to contribute equally and fully to society. Planet We believe that urgent and sustained action is required to address climate change and that business success should not come at a cost to the environment. Through our commitment to halve our environmental impact, we will help to ensure a sustainable future for all. Our focus on energy efficiency, renewable energy supply and network waste will help us to mitigate the growth of our business and our customer’s increasing demand for data. – By connecting over 350 million people to our Gigabit networks by 2025, citizens will access an ever-growing range of services in real-time and businesses can develop new products and services to meet the needs of future generations – By connecting an additional 50 million women in emerging markets to mobile by 2025, through specially designed products and services, we will help to improve health and wellbeing, create financial inclusion and increase safety and security, so women can reach their full potential – By reducing our greenhouse gas emissions by 50% by 20251, we will significantly reduce our impact on the environment, while ensuring we can continue to grow profitably – By connecting over 150 million vehicles to the IoT by 2025, we will create more efficient, safer and smarter transport – By becoming the world’s best employer for women by 2025, we will help thousands of women to progress their careers, stimulating lost economic activity for the benefit of all – By purchasing 100% of our electricity from renewable sources by 2025, we will reduce our reliance on fossil fuels, future-proof our energy supply and help to create a healthier planet for everyone – By connecting over 50 million people and their families to mobile money services by 2025, we will reduce poverty and enable access to essential services like healthcare and education – By supporting 10 million young people to access digital skills, learning and employment opportunities by 2022, we will help to upskill the next generation and support them to succeed in the digital economy – By reusing, reselling or recycling 100% of our redundant network equipment2, we will reduce the amount of electronic waste produced by our business and will support the move towards a more circular economy – By improving the lives of 400 million people through our Foundation programmes by 2025, we aim to support the most vulnerable people in society, enabling free access to healthcare and educational resources and creating opportunities for them to improve their lives and livelihoods Notes: 1 Against a 2017 baseline. 2 Excluding hazardous waste. 03 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Highlights of the year 2019 IF 2018 I 2017 I 2016 I Statutory figures RS 15 AS 18 AS 18 AS 18 Group revenue 43,666 46,571 47,631 49,810 €m Operating (loss)/profit (951) 4,299 3,725 1,320 €m (Loss)/profit for the financial year (7,644) 2,788 (6,079) (5,122) €m Closing net debt1 (27,033) (29,631) (29,338) (26,993) €m Weighted average number of shares 27,607 27,770 27,971 26,692 m Total dividends per share 9.00 15.07 14.77 14.48 €c 26 Read more on our financial performance 2019 I 2018 I 2017 I 2016 I Alternative performance measures2 AS 18 AS 18 AS 18 AS 18 Group service revenue 39,220 41,066 42,987 44,618 €m Adjusted EBITDA 14,139 14,737 14,149 14,155 €m Adjusted EBIT 4,474 4,827 3,970 3,769 €m Adjusted earnings per share 5.26 11.59 8.04 6.87 €c Free cash flow pre-spectrum 5,443 5,417 4,056 1,271 €m Free cash flow 4,411 4,044 3,316 (2,163) €m 231 Read more on our alternative performance measures 2019 I 2018 I 2017 I 2016 I Key financial metrics AS 18 AS 18 AS 18 AS 18 Organic service revenue growth 0.34 2.04 1.9 1.1 % European net operating expenses reduction5 0.4 0.3 – – €bn Adjusted EBITDA margin 31.14 30.64 29.7 28.4 % Organic adjusted EBITDA growth 3.14 6.54 5.8 2.3 % Organic adjusted EBIT growth 9.44 25.44 7.0 (7.3) % Capex intensity 16.0 15.7 16.1 21.2% [Average maturity of debt] 10.5 9.4 9.6 7.5 years Operational metrics 2019 2018 2017 2016 European mobile contract customers6 63.2 62.4 61.7 60.4 millions European fixed broadband customers6 18.8 17.8 13.4 12.3 millions European Consumer converged customers6 6.6 5.3 3.7 3.0 millions European mobile contract churn 15.5 15.9 15.6 15.9 % European NGN homes passed (on-net)6 36.7 36.1 36.1 27.1 millions Emerging market mobile customers7 526 410 387 364 millions Emerging market data users7 243 169 151 141 millions M-Pesa customers8 37.1 33.0 29.5 24.0 millions IoT connections 85 68 52 37 millions Group data traffic 5.4 3.6 2.2 1.4 exabytes Average number of employees 92 92 92 91 thousands Sustainable business metrics 2019 2018 2017 2016 Women in management and leadership roles9 31 30 29 28 % Estimated additional female customers in emerging markets7 6.1 3.9 9.4 – millions Greenhouse gas emissions (Scope 1 and 2)9 2.00 2.06 2.02 2.04 m tonnes CO2e 36 Read more on our sustainable business metrics Notes: 1 Prior year amounts have been revised to exclude €1.8 billion of liabilities for payments due to holders of equity shares in Kabel Deutschland AG, see page 159. 2 Alternative performance measures are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management. 3 On an IFRS 15 basis. 4 Excluding UK handset financing and one-off settlements. 2018 figures revised for comparability purposes. 5 Europe and common function operating costs. 6 Including VodafoneZiggo. 7 Including Vodafone Idea in 2019 (Vodafone India in prior years), JVs and associates. 8 Excludes India in all periods. 9 Excludes joint ventures and associates. Historical data has been revised to exclude Vodafone India and Qatar. 04 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Mobile contract net adds Fixed service revenue growth IoT SIM growth Strategic update “The acquisition of Liberty Global’s assets will complete Vodafone’s strategic transformation into a converged leader. I believe that success in the next phase of Vodafone’s transformation requires a renewed focus on operational excellence and more consistent commercial performance across the Group.” Nick Read Chief Executive 12 Read more Supporting a record low mobile Reductioninfrequencyofcustomercontact European net opex saving achieved unlocking industrial synergies Financial priorities “As Group CFO I am focused on three key objectives for the business. First, to drive better returns on capital in Europe. Second, to transform our cost base by leveraging new digital technologies. And third, deleveraging the balance sheet with the aim to move to the lower end of our targeted 2.5x-3.0x range in the next few years.” Margherita Della Valle Chief Financial Officer 24 Read more Accelerated M&A synergy targets In Germany, Czech Republic, Hungary and capex synergies Improving asset utilisationPortfolio management Network sharing agreements India Announcements in the UK, Italy and Spain –– Vodafone Idea merger completed – Indus Towers merger awaiting approval New Zealand sale announced, €2.1bn Partnerships announced with: ARM and AT&T for IoT, and IBM for Cloud Lowering our capital intensity and unlocking new potential revenue streams Acquisition of Liberty Global’s assets – VodafoneZiggo one year ahead of plan Romania expected to complete by July 2019. – Vodafone Idea two years ahead of plan Targeting €535 million of annual cost and Accelerating digital transformation 28% European fixed line sales from digital channels New digital only plans launched Improving customers’ experienceSimplifying our customer offering at lower cost 12% €0.4bn Improving efficiency in customer service byTargeting >€1.2 billion over three years rolling out chatbots and digital applications Driving consistent commercial performance +819k+3.8% +719k+24.1% Broadband net adds +1.1m Converged consumer customers+2.7m contract churnMobile data users Emerging Consumer Vodafone Business Europe Consumer 05 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Our business at a glance What we offer We offer a range of communication services to both consumers and businesses in multiple regions. of service revenue of service revenue of service revenue Internet of Things (‘IoT’) which will allow us to continue to co-lead smartphone penetration. M-Pesa by allowing them to communicate securely Carrier services We market these converged bundles and terrestrial cable systems. The services One” in Spain and Italy. 5% 18.8m1 customers Mobile of service revenue Mobile contract TV customers 6.6m1 of services to operators outside our footprint Our wide range of products and services Europe VodafoneEmerging Consumer BusinessConsumer 49% 30% 16% MobileWe offer mobile, fixed and a suiteMobile We provide a range of mobile services,of converged communication servicesWe provide a range of mobile services, enabling customers to call, text and access to support the growing needs of our business enabling customers to call, text and data whether at home or travelling abroad.customers who range from small homeaccess data. The demand for mobile As Europe moves towards 5G, our ambition offices to large multi-national companies.data is growing rapidly driven by the lack is to build Europe’s largest 5G network,of fixed broadband access and by increased in each market.IoT connections bring objects to life Fixed broadband, TV and voice through our network. We offer a diverse M-Pesa is our African payment platform, Our fixed line services include broadband,range of services including managed IoT which has moved beyond its origins TV offerings and voice. We offer high-speed connectivity, automotive and insurance as a money transfer service and now provides connectivity through our next-generation services, smart metering and health solutions. financial services, and business and merchant network (‘NGN’). Cloud & Security payment services. Convergence Our Cloud & Security portfolio includes both Our converged offers, which combine mobile,public and private cloud services, as well fixed and content services, provide simplicityas cloud-based applications and products for and better value for customers. They also securing networks and devices. increase customer loyalty and lower churn. as “GigaKombi” in Germany and “Vodafone We sell capacity on our global submarine Other we offer include international voice, IP transit and messaging. Fixed 63.2m1 Broadband customers13.6m1 We rent capacity to mobile virtual network operators (‘MVNOs’) who use this to provide mobile services. We also offer a variety Converged consumer customers through our partner market agreements. Other value added services These include our Consumer IoT proposition “V by Vodafone” (which launched last year), as well as security and insurance products. Note: 1 Including VodafoneZiggo. 06 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Where we operate We manage our business across two geographic regions – Europe, and Rest of the World (‘RoW’) partner markets countries with IP-VPN countries with 4G roaming coverage revenue Fixedrevenue Consumer Mobile market broadband market converged Convergence €4.7bn markets6 €39bn Europe5 Joint ventures and common functions)4 Group service revenues (IAS 18 basis)Our main markets and joint ventures (IAS 18 basis) MobileFixed customers share customers share customers penetration (m)(%)8 (m)(%)8 (m)(%)9 Germany 29.5 33.6 6.921.4 1.520.2 UK17.2 21.3 0.66.8 0.3 57.0 Italy21.0 31.1 2.8 9.3 1.0 41.4 Spain 13.717.47 3.2 17.47 2.3 91.4 South Africa52.7 46.3100.03––– Italy€4.3bn Vodafone Idea334.1 31.50.3 ––– VodafoneZiggo5.0 27.6 3.3 40.5 1.131.9 Notes: 4 Common functions includes revenue from services provided centrally or offered outside our operating company footprint, including some Notes: markets where we have a licensed network operation, for example offering7 Due to the converged nature of the Spanish market only total communications market shares are reported. IP-VPN services in Singapore.8 As at December 2018. 5 Other Europe including eliminations.9 % of consumer broadband customer base that is converged. 6 Other markets including eliminations.10 On an IFRS15 basis. Europe 76% Germany €10.3bn Rest of the World 22% Vodacom Other €4.0bn Other UK€4.6bn €5.8bn Spain €5.0bn Other 2% €0.5bn (includes partner markets Operations in 25 countries We are the number one or two mobile operator in most of our operations and we are Europe’s largest NGN provider. Europe Fixed and mobile in 11 out of 13 markets. Albania1, Czech Republic, Germany, Greece, Hungary1, Ireland, Italy, Malta, Netherlands (joint venture). Portugal, Romania, Spain, UK. Rest of the world 4G in all markets, M-Pesa in 8 out of 12 markets. Emerging: Egypt2, Ghana2, Turkey, Vodacom Group (South Africa, Tanzania2, Democratic Republic of Congo2,, Mozambique2, Lesotho2). Other: New Zealand, Australia (joint venture), India2 (joint venture), Kenya2 (associate). Europe Notes:Rest of the World 1 Mobile services only. 2 M-Pesa services available.Joint Ventures and Associates Worldwide service reach 4174168 To extend our reach beyond the companies We are among the top five internetOur leading global 4G roaming footprint we own, we have partnership agreements providers globally and one of the largestserves twice as many destinations as the next with local operators in 41 countries.operators of submarine cables.best local competitor in most of our markets. 07 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Key trends shaping our industry We operate in a rapidly changing industry where innovation and scale are key Rising global smartphone penetration, ubiquitous superfast internet access, increasingly converged solutions and remarkable new technologies are rapidly transforming the way that we live and work, while simultaneously creating a range of new commercial, regulatory and societal challenges. These long-term opportunities and risks are reflected in our strategy. further insights high speed broadband and converged solutions The demand for converged services, next three years is expected to remain converged bundles of mobile, landline, growing with operators bringing together is how to monetise this strong volume this provides the benefit of simplicity – work across all fixed and mobile end points. revenues grew by only 0.2%1 in 2018, value. For operators this provides higher driven by technological improvements, In emerging markets, mobile data is growing efficiencies. This growing demand for The evolution to 5G, with services launching on average by over 100%1 per annum over across all markets in Europe, albeit the pace reduce the cost of carrying data on their to continue, driven by a lack of fixed line speed of execution, automate their networks In fixed, demand for NGN high-speed provides operators with the opportunity opportunity for operators who have the continues to grow rapidly. Over the next a range of digital services, such as banking, Note: to automated self-driving vehicles. The evolution of fixed networks has been technological advancements, such as carrier being superseded by NGN infrastructure such input and multiple output) antennae. Rapid technological change21 See page 21 of this report for further insights Over the last 30 years, mobile and fixed The next technological evolution of mobileBroadband download speeds have evolved networks have evolved significantly. In the networks will be to deploy 5G, supported quickly from sub-64Kbps via a dialup 1990s, second generation (‘2G’) mobilelargely by the infrastructure deployed formodem in the late 1990s to download networks primarily carried voice calls and 4G, combined with new 5G radio spectrum speeds of 1Gbps today, through high SMS data traffic (i.e. texts). Today, mobileand antennae. This will eventually enable speed NGN services. Further technological phone users can experience 4G+ download download speeds in excess of 1Gbps advancements, such as DOCSIS 3.1 for cable speeds in excess of 800Mbps (>4,000 timescombined with extremely low latency.and deeper fibre penetration, will deliver even faster than 2G) supported by the latest faster speeds of up to 10Gbps in the future. aggregation and massive MIMO (multiple equally rapid, with legacy copper technology as cable and fibre-to-the-home (‘FTTH’). Growing demand for mobile data,14 See pages 14 to 17 of this report for Europe Consumer This represents a significant window of Analysys Mason estimate that the number In Europe the demand for mobile dataopportunity for operators with access to highof IoT connections is expected to grow from continues to grow rapidly. Over the lastquality NGN infrastructure. Fixed revenues less than 600 million in 2018 to around 5 years, mobile data traffic per user increasedin Europe grew by 1.0%1 over the last year,2.7 billion by 2023. by 60%1 per annum and growth over thesupported by the shift to NGN. strong. The challenge for operators Today, consumers are increasingly taking similar to the Consumer segment is also growth. European total mobile service broadband and TV services. For the consumer communication tools for businesses that due to substantial unitary price deflation, one provider of multiple services – and better Emerging Consumer regulation and a high level of competition.customer loyalty as well as operational rapidly, with data traffic increasing in 2019, will allow operators to significantlyconverged services is forecast to continuethe last five years. This trend is expected network. 5G will also enable a range of newof adoption will vary by market.infrastructure and by the rapid adoption revenue opportunities over the medium termBusiness of smartphones. The GSMA estimates that such as Quality of Service (‘QoS’), e-gaming,In fixed, businesses are currently transitioningsmartphone penetration will rise from 55% Internet of Things (‘IoT’) services and nichefrom traditional Wide Area Networks (‘WAN’) to 78% in emerging markets between 2017 Fixed Wireless Access (‘FWA’) solutions,to Software Defined Networks (‘SDN’) in orderand 2025. as well as other new business cases.to simplify their operations, increase theirThis growth in smartphone penetration broadband services over cable or fibreand save costs. This represents a significantto not only offer connectivity but also five years, Analysys Mason estimateexpertise to take advantage of this.to consumers for the first time. that over 40 million households The Internet of Things is also growing in Europe will move to NGN services at a rapid pace, with a vast array of use cases within Vodafone’s European footprint.from sensors used to control industrial machinery and count stock levels 1 Source: Analysys Mason. 08 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Overall, Governments and policy makers protection and cyber security. The decision towards longer-term consumer welfare will underpin the digital competitiveness It also includes a broader set of services in its sustainably competitive markets, regulators an enabling policy environment to ensure services for the first time. between short-term consumer welfare a reasonable return on their investments, Changing customer and societal expectations 36 See page 36 of this report for further insights We believe that technology and connectivity However it is important to recognise that We believe that our technology can give can help to create a more positive future the benefits of a connected society need marginalised communities access to the for societies around the world. Every day, to be accessible to all and cannot come transformative power that connectivity we work to help our customers, partners and at the cost of the future of our planet.delivers, as it democratises access to better other stakeholders understand how newSociety expects companies to find wayshealth information, education resources and technology can enhance their business andto minimise their impact on the environment financial services for people around the world. contribute to socio-economic progress.while continuing to grow. They also expect organisations to help to bridge the divides that exist and find ways to address inequalities. Highly competitive markets The European telecommunications industry In fixed, there is usually one national is highly competitive, with many alternative incumbent (typically the former state owned providers giving customers a wide choiceoperator), who is generally required to offer of suppliers. In each of the countries in whichwholesale access to its network at regulated we operate, there are typically three or fourprices to resellers, while most markets will also mobile network operators (‘MNOs’), such have one or two cable or satellite operators. as Vodafone, who own their own networkIn some markets, the uncompetitive wholesale infrastructure, as well as several resellers access terms offered by incumbents and that “wholesale” network services fromthe slow pace of NGN infrastructure rollout MNOs. In addition, there are an increasing has seen the emergence of alternative fibre number of over-the-top operators that builders, who are looking to capitalise on the provide internet-based apps for contentgrowing customer demand for gigabit speeds and communication services.by offering attractive wholesale access terms to resellers. Regulatory intervention The remit of regulators is extensive, includingIn 2018 the European Electronic However, the Code also introduces new wholesale charges between operators,Communications Code was finalised and willregulation in relation to international calls spectrum allocation, and obligations be transposed into national law by the endwithin the EU. We await the implementation in relation to consumer rights. Regulators are of 2020. The Code overhauled the existingof the Code at national level. also responsible for topics relating to datatelecoms rules and sought to tip the balance to regulate or not has material consequences.through measures to incentivise the roll-outhave recognised that Gigabit networks Within the broad remit of ensuring and take-up of NGN high capacity networks.of the entire economy. We therefore expect are tasked with striking the right balance remit, including over-the-top communication that investors in networks are able to earn through measures such as regulated ensuring that societies realise their full prices and longer-term consumer welfarepotential for economic growth. by incentivising investment. Digital transformation opportunity18 See page 18 of this report for further insights The world is undergoing a rapid digital Digitalisation is a key operational themeSpeed of execution will be key in order transformation. New technologies includingfor the telecoms industry, which has for operators to further differentiate smartphones, cloud computing, artificiala significant proportion of activities that cantheir services and retain the benefits intelligence and robotic process automation,be automated, while also having unrivalled from digitalisation. are enabling companies to connect withinsight into customer usage trends. By using customers directly, proactively offeringadvanced digital technologies, operators personalised solutions, while simplifying will be able to enhance their customers’ and automating operational processes and experience, generate incremental revenue improving the efficiency of all commercialopportunities, and reduce costs. and technological decisions.The cost cutting opportunity alone for European telecoms has been estimated to be as much as €60 billion2. Note: 2 Goldman Sachs. 09 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Our business model Delivering value for society and returns for our shareholders Our leading scale enables us to sustain our investments in superior Gigabit infrastructure, delivering an excellent customer experience which both benefits society and drives our revenue growth. Together with the substantial opportunities to transform our business model, this allows us to grow our cash flows, reinvest and deliver returns for our shareholders. Differentiated assets and leading scale Growing revenue streams Sustained reinvestment Delivering value for society and returns for our shareholders Driving free cash flow generation Transformation opportunity 10 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Differentiated assets and leading scale Growing revenue streams Transformation opportunity We have a number of opportunities to structurally transform our operating model and fundamentally reshape our cost base, while also improving the overall experience for our customers. We are doing this by: – Leading/co-leading mobile networks and deep spectrum positions. We have Europe’s largest NGN footprint, providing us with the opportunity to gain substantial market share in fixed line, and the ability to drive convergence across our fixed/mobile customer base. 5G also brings further opportunities. – Europe’s largest fixed NGN network. – Unique global footprint and scale in Vodafone Business. – Being Digital ‘First’. – Becoming Radically Simpler. – Platforms: – Europe’s leading TV and content distribution platform – MyVodafone app driving loyalty and customer engagement – A market leading global IoT platform – M-Pesa: Africa’s largest payment platform. – Leveraging our Group Scale. We have a unique global footprint to meet the needs of multi-national corporates, are a challenger to incumbents in fixed, can leverage on our leadership position in IoT, and are a digital enabler for SoHo/SMEs. We are also focused on delivering improved asset utilisation, improving our return on capital by: – Exploring network sharing opportunities. – Agreeing ‘capital smart’ strategic partnerships in fixed line. – A strong brand and the best people. We have significant opportunity to drive mobile data growth, and expand M-Pesa to capture digital and financial services opportunities. – A sustainable business focus. – Capturing material synergies from our announced in-market consolidation deals. 42 Read more on our people and culture 18 Read more on transforming our operating model 36 Read more on our sustainable business 14 Read more on Europe Consumer 20 Read more on improving asset utilisation 16 Read more on Vodafone Business 17 Read more on Emerging Consumer Driving free cash flow generation Sustained reinvestment Delivering value for society and returns for our shareholders €59.5bn invested over the past five years. This comprises of: Our clear focus on revenue growth, cost savings, and improved asset utilisation supports our free cash flow cash generation. Our new dividend policy will enable us to rebuild our financial headroom while providing investors with a sustainable, progressive dividend. We have also refreshed our purpose and announced new goals for 2025. – Free cash flow (‘FCF’) pre-spectrum was €5.4 billion in 2019 (stable year-on-year), despite significant competitive challenges in Spain and Italy. €43.5bn capex to modernise our mobile and IT networks and deploy fixed fibre networks. Dividends per share in 2019 €8.2bn spectrum and licences to secure spectrum primarily for 4G/5G. – After spectrum and restructuring we generated FCF of €4.4 billion in 2019 vs €4.0 billion in 2018. 9.00eurocents Our new purpose goals €7.8bn M&A principally cable company acquisitions in Europe. 26 Read more on our financial performance Improve one billion lives Halve our environmental impact Emerging Consumer Vodafone Business Europe Consumer 11 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Chief Executive’s review A focus on operational excellence and organic growth The acquisition of Liberty Global’s assets in Germany and Central Eastern Europe will complete Vodafone’s strategic transformation into a converged leader, owning Europe’s largest 4G/5G mobile networks, Europe’s broadest gigabit-capable NGN network and Africa’s leading data networks. We will be strongly positioned to achieve our long-term goals – enabling the digital society, supporting inclusion for all and protecting the planet. This purpose-driven approach underpins our ambition to drive organic revenue growth, expand EBIT margins and increase our cash generation. I believe that success in this next phase of Vodafone’s transformation requires a renewed focus on operational excellence and more consistent commercial performance across the Group. When I stepped into the Chief Executive role last October, I identified three key priorities for the business. In mature markets we need to focus on deepening engagement with our existing customers, primarily by selling ‘one more product’ to grow revenue and lower churn. We need to accelerate our digital transformation, improving both the customer experience and the efficiency of our operations through a radically simpler approach. And we need to explore all options to improve the utilisation of our leading network assets through a renewed emphasis on partnering. We explore the progress we are making on each of these priorities in detail on pages 14 to 21. The decision to rebase our dividend in order to support the execution of our strategy and rebuild financial headroom has not been taken lightly. However, I am convinced that this is the right approach for the Group, and will enhance our ability to deliver much improved total returns for our shareholders. A new social contract is needed for the industry At the same time, I believe a new approach is needed by the industry and by governments if society is to gain the maximum benefit from the opportunities presented by the digital society. These opportunities are reflected in the ambitious goals that underpin Vodafone’s purpose: to improve one billion lives and halve our environmental impact by 2025. During the coming year we will work to develop ‘Vodafone’s social contract’ with policy makers, politicians and regulators based on the shared principles of duty of care, fairness and leadership. Through such contracts our vision is that the industry commits to intensify its efforts to simplify and improve services to customers, and ensures better network coverage, whereas in return regulators reassess their approach to the sector, ensuring a competitive environment that provides an adequate return on the substantial investments that will be needed to deliver an inclusive digital society. Review of the year Last year we delivered a good financial performance in Germany, the UK and Other Europe, which offset significant competitive challenges in Spain and Italy and a macro and regulatory driven slowdown in South Africa. Although our service revenue growth slowed in the second half of the year, the recovery in our commercial performance, especially in Italy and Spain, was encouraging, and European mobile churn reduced to a record low in the second half. All else being equal, these improvements lay the foundation for a gradual recovery in our performance in FY20. In our key customer segments, Europe Consumer service revenues declined by 1.1%1, but grew 2.7%1 excluding Spain and Italy, supported by our strong momentum in broadband where we remained Europe’s fastest growing operator. Vodafone Business grew by 0.3%, with continued competition in mobile offset by market share gains in fixed and good growth in IoT and Cloud. I am excited about the disruptive opportunity for further fixed share gains created by new Software Defined Networking solutions. Emerging Consumer grew at 7.4%, driven by data services and the ongoing success of our unique mobile financial services platform M-Pesa. Investing and partnering to deliver leading Gigabit Networks Investing in leading network assets is at the heart of our strategy, and we remain committed to providing a differentiated customer experience compared to value players. However, in all of our markets at least one other leading player shares a similar network vision. Sharing our passive infrastructure assets, such as our towers and fibre backhaul, as well as active radio equipment (outside major cities) allows both parties to reduce operating costs and capital expenditures – without sacrificing quality or differentiation. Most importantly, by sharing in this way our customers benefit from improved coverage and a faster rollout of 5G services than either partner could have achieved on their own, and we significantly reduce our environment impact as a result of fewer sites and less active equipment. We have announced network sharing discussions in the UK with O2 and in Italy with Telecom Italia, we have concluded an agreement across both mobile and fixed with Orange in Spain, and we see further opportunities across our markets. In addition, these deals unlock a range of tower monetisation options, which we are actively exploring. Note: 1 Excluding UK handset financing and one-off settlements. 12 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Our strategy A converged communications technology leader, enabling the digital society Radically simpler, Digital ‘First’ commercial propositions One of our industry’s greatest operational challenges is a vast range of legacy products and pricing plans. This legacy creates significant complexity for customers, and an immense and costly IT infrastructure for us to manage, which limits our commercial agility. In order to unlock the full opportunity of digitalisation, we need to make our commercial propositions radically simpler. We have made a good start on this journey with speed-tiered unlimited data plans launched in Spain, and greatly simplified mobile tariffs in Germany. Additionally, we see an opportunity for growth in the years ahead using second brands and sub-brands such as ho. in Italy, Lowi in Spain and VOXI in the UK. By offering distinct features such as speed-limited products and online only customer service, we can offer more value to this segment without degrading our margins. Platforms and partnerships – a unique opportunity for Vodafone The concept of driving better asset utilisation does not only apply to our networks. Vodafone owns a number of commercial platforms with world-leading scale – the myVodafone app for customer service, engagement and loyalty; Vodafone TV for access to leading content; our world-leading IoT platform; and M-Pesa for financial services in Africa. Our scale makes us a partner of choice in each of these areas, unlocking new potential revenue streams. I am pleased that we have already concluded agreements with AT&T and ARM for IoT, and with IBM for cloud services (see page 16). Creating the leading converged challenger in Germany and CEE We are making good progress in securing regulatory approvals for our acquisition of Unity Media in Germany and the UPC assets in the Czech Republic, Hungary and Romania, and currently expect the transaction to complete in July. I look forward to welcoming Unity and UPC’s employees to Vodafone. /s/ Nick Read Nick Read Chief Executive lowering churn financial services SoHo/SME Improving asset utilisation with sustained network leadership Capital smart Leading Gigabit infrastructure partnershipsnetworks Network sharing opportunities Europe’s largest NGN and 5G network Strategic partnerships in fixed Transforming our operating model for greater efficiency and agility Digital ‘First’Radically simpler Leverage Group scale Targeting >€1.2 billion of net operating cost reduction in Europe over three years Delivering a better overall experience for our customers Deepening customer engagement improving loyalty and driving revenue growth in all three customer segments Europe VodafoneEmerging Consumer BusinessConsumer Selling ‘one moreLeading fixed challengerDrive mobile data growth product per customer’ Industrialising IoT Grow digital and Fixed market share gains Digital enabler to Driving convergence 5G opportunities Supported by our scaled platforms and partnership approach Europe’s leading TV and Leading global M-Pesa: Africa’s largest content distribution platform IoT platform payment platform MyVodafone app driving loyalty and customer engagement 13 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Our strategy Deepening customer engagement 145 32 through convergence relationships, with a strong focus on our existing base. We have Europe’s largest NGN footprint – providing us with a significant platform for growth The demand for NGN broadband (i.e. via fibre or cable) in Europe is growing rapidly. Over the next five years, the number of households with NGN services is expected to increase by more than 40 million as consumers migrate from legacy DSL to gigabit capable technologies. This equates to over 120 million NGN households by 2024. Having created Europe’s largest NGN footprint, this shift towards NGN represents a significant window of opportunity for Vodafone to capture substantial and profitable market share gains. We are capitalising on this opportunity, adding 719,000 broadband customers, including 1.5 million NGN customers, this year taking our total European broadband customer base to 18.8 million (including VodafoneZiggo). During 2019, we also continued to expand our NGN footprint. On a pro forma basis for the acquisition of Liberty Global’s cable assets, we now cover 122 million marketable households, an increase of 8 million in the year. Within this, 54 million households are on our fully owned network (‘on-net’) including VodafoneZiggo in the Netherlands, and a further 9 million are covered through strategic partnership agreements where we have attractive access terms. With the potential to offer superior gigabit-speeds via DOCSIS 3.1 on cable and via FTTH to most of these homes in the next few years, we see significant scope to increase our on-net broadband customer penetration, which is currently 28%. Driving convergence and lowering churn By gaining scale in fixed, we further deepen our relationship with customers through upselling converged offers and additional services. Our commercial momentum in convergence has accelerated this year having added 1.1 million customers. In total, we now have 6.6 million2 converged consumer customers in Europe. Convergence contributed to a record low mobile contract churn rate in Europe of 15.5%. The opportunity to grow our converged base remains significant with only 40% of our consumer broadband base in Europe currently taking both fixed and mobile products from Vodafone. ONNECTED 5G brings further opportunities We intend to launch 5G services in-line with leading local competitors during calendar 2019 and 2020, with an initial focus on dense urban areas. While the immediate benefit from 5G is the ability to significantly lower the cost per gigabyte on our network, there are also a number of potential revenue opportunities in the Consumer segment. Notes: 1 On a pro forma basis including Liberty Global’s assets. 2 Including VodafoneZiggo. European mobile contract churn improvement (%) FY15 FY16 FY17 FY18 FY19 16.8 15.9 15.6 15.9 15.5 Upselling more products and services Super Wi-Fi Gigaholiday Vodafone C ALWAYS Vo Wi-Fi Always connected SecureNet converged TV and entertainment Incremental churn benefit through convergence and additional services Europe Consumer Our goals Selling ‘one more product’ per customer, lowering churn We aim to drive growth in the Europe Consumer segment by developing deeper customer We intend to do this by: – cross-selling more products (e.g. broadband, family SIMs, TV) – up-selling new experiences (such as tiered offers based on quality of service and/or higher speeds, low latency mobile gaming services, and a wide range of Consumer IoT devices) Our priorities: – increase revenue per customer – significantly lower churn through convergence European marketable homes1million 168100 Total homes 86 Total (incl. ADSL and NGN) 12273 NGN wholesale 6338 Strategic wholesale 54 partnerships Owned NGN network% of homes Strengthening our reach and economics Germany and CEE acquisition – Constructive discussions with EC continue – 300Mbps wholesale cable access agreement with Telefónica Deutschland – On track to complete in July Strategic partnerships Open Fiber >3 million homes passed Network sharing agreement with Orange, expanding homes passed by an additional 1 million, opportunity to co-invest Gigabit upgrades (DOCSIS 3.1) – Spain complete – Germany 66% of current footprint – Netherlands underway 14 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information MyVodafone app – our platform for deeper customer engagement The ‘MyVodafone’ app now has 25 million active users each month. As well as providing convenient and highly cost effective digital customer service, the app is increasingly becoming a key distribution platform for marketing new personalised commercial offers, loyalty schemes and additional services directly to our customers, deepening their engagement with Vodafone. For example, in Italy the Vodafone ‘Happy’ loyalty scheme now has over 9 million subscribers, who receive free offers from commercial partners every Friday. Participating partners provide these offers free of charge to Vodafone, given the opportunity to engage directly with our customer base. These include Quality of Service (‘QoS’) differentiation and opportunities for low latency mobile gaming, with an estimated 157 million3 users forecast by 2025, fixed wireless access (in select rural/semi-rural areas), and a range of potential Consumer IoT devices and applications that will be supported by our ‘V by Vodafone’ global platform. Europe’s leading TV and content distribution platform Post the acquisition of Liberty Global’s cable assets we will have one of Europe’s leading TV and content platforms with 22 million active users. Over time, by having one fully integrated, scaled TV and content platform across our European markets we will become an attractive partner of choice for content providers, who by agreeing commercial terms at a Group level gain the ability to distribute their content easily via one platform across our markets. Our content strategy is to be an aggregator and distributor of content, working closely with national and international partners, rather than an owner or creator of unique content which requires a different skill set and focus. This was reflected in our decision earlier this year not to renew football rights in Spain, as it was uneconomic to do so and the potential to grow our football customer base was limited. Performance in 2019 Overall, Europe Consumer service revenues declined by 1.1%4, with fixed growth of 2.6%4 offset by a mobile decline of 2.4%4. Excluding Spain and Italy, service revenues grew by 2.7%4, with fixed growth of 5.2%4 and mobile growing by 1.7%4. Notes: 3 Global Gaming Report 2018, Newzoo Research, forecasting mobile gaming population in Germany, Italy, the UK and Spain. Excluding UK handset financing and one-off settlements. 4 Our purpose in action helps improve people’s lives. We are committed to investing in our network individuals and businesses to connect confidently anywhere and at any time. to work in-transit Through our Gigabit networks we believe we can build a digital society that infrastructure and coverage to deliver a high-quality service that allows This year, a report published by the UK Department for Digital, Culture, Media and Sport (‘DCMS’) set out a number of benefits that high-speed internet (such as 5G) can have on the economy. These include: – increased consumer value by enabling innovative apps and services, particularly those which feature Augmented Reality (‘AR’) and Virtual Reality (‘VR’) – productivity gains, such as faster download times and enabling the ability – reduced carbon emissions – through supporting the large-scale deployment of IoT technologies across sectors (see page 38 for more information). By connecting over 350 million people to our Gigabit networks by 2025 we want to support our customers, both individuals and businesses, to realise these benefits. 5G opportunities The potential for high speed, high capacity, low latency services – providing our customers with a broader and richer experience. Quality of Service (‘QoS’) We are investing in the capability to provide differentiated quality of service to different customer segments, allowing us to prioritise critical applications such as medical devices. By doing so we will be able to guarantee a minimum quality of service that specifically meets our customers’ needs and unlocks potential monetisation opportunities. Consumer IoT We are already well positioned in Consumer IoT having launched ‘V by Vodafone’ in 2017. This leverages on our market leading global IoT platform in Vodafone Business. Today we provide a range of smart services in the home and on the go, enabling our customers to keep track of the things they care about. However, we now see an exciting opportunity with 5G to offer low latency services to customers, as they add a range of wearables and other connected devices to their accounts. This is a sizeable long-term market opportunity where we are targeting market share gains. Fixed Wireless Access (‘FWA’) We believe there is a niche opportunity for FWA in Europe, principally in areas outside the reach of fixed NGN networks. In these areas population density is typically low, supporting a viable business case. We will be looking to offer targeted FWA propositions across several of our markets as 5G is rolled out. E-gaming We see this as a significant area of future growth, with gamers increasingly wanting fast, ‘real-time’ internet access, to support services such as low latency mobile multiplayer gaming. To further strengthen our commitment to this growing segment, we are a premium partner of the ESL, the world’s largest e-sports company. 15 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Our strategy (continued) Deepening customer engagement Full access to IBM’s multi-cloud offering services services We have a unique global footprint We believe our unique global footprint and extensive partnership relationships provide us with a competitive advantage in selling to multinational customers. Today we have owned operations across 25 countries, and 269 global points of presence. These markets are connected by over 250,000 kilometres of fibre, enabling us to have more control over the end-to-end customer experience that we deliver for large corporates and importantly the security that goes with it. Today, multinational corporates represent around 20% of our divisional service revenues and are managed centrally by our ‘Vodafone Global Enterprise’ team. This cloud partnerships also allows us to simplify our operating model, reducing our exposure to capital-intensive data centres and instead move to a capital-light variable cost model. Leveraging our IoT global leadership We have a market leading global platform in the rapidly growing IoT segment. Today we are a leader in terms of connectivity market share, with 85 million SIMs on our network. We expect to continue to take market share in connectivity, however there is also a significant opportunity to grow in the services segment. We are therefore investing in IoT service solutions for specific industry verticals, expanding beyond our current focus on automotive (which represents 22% of IoT revenues) to digital buildings, healthcare, logistics, and insurance. This year we grew IoT connectivity service revenue by 14.5%, adding more than 1.4 million SIMs per month. A challenger to incumbents in fixed In fixed, our revenue market share is low at around 10% across our major European markets, compared to our mobile market share of over 30%. We therefore see significant future opportunities to gain share and disrupt legacy relationships, particularly as the Wide Area Networking (‘WAN’) market transitions to Software Defined Networking (‘SDN’). This provides large enterprise and SME customers with both greater flexibility and significant cost savings compared to legacy products. This enables Vodafone to become increasingly a total communications provider. In January 2019, we signed a strategic Cloud partnership with IBM. Under the terms of the agreement, we retain the end customer relationship, and our customers will gain immediate access to all of IBM’s leading multi-cloud offerings. Digital enabler for SoHo/SMEs For SoHo/SME customers, which represent around 50% of divisional service revenues, we aim to cross-sell fixed and unified communications propositions and also position Vodafone as an integrator of value added digital and IoT services. Performance in 2019 Vodafone Business grew service revenue by 0.3%. This was supported by market share gains in fixed, IoT, and Cloud and security services, partially offset by ongoing pricing pressure in mobile. Our purpose in action We estimate that over 30% of the more than 85 million IoT connections we operate directly enable customers to reduce their emissions. Examples include smart meters and IoT technologies embedded in vehicles to optimise route management, vehicle maintenance and driver behaviour. This year, we enabled our customers to avoid 2.9 tonnes of CO2e for every one tonne generated from our operations. Ratio of GHG emission savings for customers to our own GHG footprint 2.9 2.6 2.4 2017 2018 2019 Note: Figures include all data carried by our mobile networks. Emissions savings for customers have been calculated based on GeSI’s ICT Enablement Methodology. Strategic Cloud partnership with IBM Improves capability Managed Co-develop agreement new digital with IBM Simplification of business model Reduce exposure to capital intensive legacy data centres Vodafone Business Our goals A leading international challenger in fixed, ‘industrialising’ IoT In 2018, we rebranded our former Enterprise division as ‘Vodafone Business’, in order to increase our brand recognition as we broaden the services we offer. Our strategy is to drive growth and deepen our existing mobile customer relationships by cross-selling additional services including NGN fixed, IoT, and Cloud services. Our priorities: – increase revenue per account and reduce churn – improving productivity through our sales force transformation initiative and the rapid digitalisation of our operations Global footprint Vodafone markets Partner markets 16 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Deepening customer engagement Material data growth opportunities Data growth in Emerging markets has continued to be strong, growing at 50% in 2019. However, smartphone penetration is still low, and only 34% of our mobile customer base use 4G services. As 4G smartphone costs continue to fall, driving ongoing adoption, we aim to grow ARPU. For example, customers in South Africa typically spend 22% more when moving from 3G to 4G services. Over €10 billion of payments are processed over the platform every month, across the seven African markets where M-Pesa services are active. We now have 37 million M-Pesa customers, and during 2019 M-Pesa revenue grew by 21% to €750 million, representing 12% of Emerging Consumer service revenue in the year. Performance in 2019 The Emerging Consumer segment grew service revenue by 7.4%, supported by good growth in data users of 4% to 77 million and by price increases to offset local inflation. Within this our 4G customer base grew by 62%. M-Pesa also maintained good momentum, with active customers growing 13% to 37 million3, and transaction volumes up 24% in the year. M-Pesa as a financial services platform We also see a significant opportunity to grow in digital and financial services. M-Pesa, our African payments platform, has moved beyond its origins as a money transfer service, and now provides enterprise payments, financial services and merchant payment services for mobile commerce. store money safely and securely giving them more control over their offering, such as M-Shwari, M-Pawa and KCB M-Pesa, our customers Notes: 1 Includes Turkey, Vodacom, Egypt and Ghana. 2 GSMA 2018, McKinsey Financial Services Report, eMarketer. 3 Excluding India. 4 Powering Potential, BNY Mellon and UN Foundation, 2018. Our purpose in action More than 2 billion people in the world, many of them women, still have no access to banking facilities4. With a mobile phone and an M-Pesa account, people on low incomes can send, receive and financial affairs. It also reduces the associated risks of a cash-based society, including robbery and corruption. Thanks to the development of additional services built on the M-Pesa can also save money through interest-bearing accounts and can arrange micro-loans to help fund their businesses. In addition, M-Pesa is widely used to manage business transactions and to pay salaries, pensions, agricultural subsidies and government grants. M-Pesa: The largest payment platform in Africa2 M-Pesa No.1 M-Pesa African PayPal African card (Global) bank payments Platform for growth Consumer Enterprise Financial Mobile platformB2B, bank services commerce P2P &transfers, Loans,Merchant internationalbills,handset in-store transferssalaries financing,and online insurance Customers (m) 37 Transactions per annum (bn) 11 9 8 20 ARPU uplift in South Africa +22% 3% 2G 3G4G +1 Emerging Consumer Our goals Driving data penetration, growing digital and financial services We continue to see significant growth potential in Emerging markets. Mobile data services and usage penetration is still relatively low, and there is the potential to expand M-Pesa, our African payments platform, beyond just money transfer to capture digital and financial services opportunities. Our priorities: – grow data customers and mobile ARPU – increase our M-Pesa customer base, supported by new services Customer base FY193 (millions) Data users1 4G customers1 M-Pesacustomers 68% 34% 41% Penetration +4% YoY +62% YoY Vodacom Safaricom +13% YoY 14 39 77 23 17 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Our strategy (continued) Transforming our operating model big data analytics, artificial intelligence agents and robotic process automation (‘RPA’) fundamentally reshape our cost base, while also improving the overall experience for are critical, and we aim to move faster than the industry. We also need to make our business operations, in order to truly transform our operating model. Across our customer operations, we have deployed TOBi chatbots in 11 markets, and plan to roll them out in a further five markets during FY20. This contributed to a 12% year-on-year reduction in the frequency of customer contacts to our call centres in Q4. In addition, by deploying RPA ‘bots’ in our shared services centres, we reduced over 1,600 FTE roles this year. Our ambition is to move faster than our peers, and we have accelerated the implementation of our ‘Digital Vodafone’ programme from five years to three years. This year, we have already increased the proportion of mobile customers acquired through digital channels to 17%. In fixed, 28% of customer acquisitions are also now online. Better targeting of the base1 Reduce reliance on indirect channels Improve customer engagement Moving from mostly human to mostly digital Blending the best of digital and human interactions Our goal: to lead the industry in the transition to digital Digital customer managementDigital technology Digital operations March 2017March 2019March 2021 CVM campaigns enabled by Big Data1 Digital channels share of sales mix2 MyVodafone app penetration1 Chatbots (% of contacts)1 Frequency of contacts (‘FOC’)1,3 Notes: 1 Includes all European markets.3 FOC requiring human intervention per year. 2 Mobile contract acquisitions and retentions in Germany, Italy, UK, Spain. 1.8 1.5 0.9 0% 15% 60% 55% 62% 95% 9% 17% >40% 15% 81% 100% Digital ‘First’ Our strategy A new radically simpler, Digital ‘First’ operating model, leveraging Group scale In an increasingly digital world, we see the emergence of new technologies including as a compelling opportunity to structurally transform the Group’s operating model and our customers. To maximise the benefits to Vodafone from these new technologies, speed and ambition ‘radically simpler’, and ‘leverage our Group scale’ by driving standardisation across our Digital case study – rolling out chatbots (TOBi) in Italy TOBi is a leading artificial intelligence (‘AI’) chatbot, providing customers with a conversational experience (either via voice, the web, or MyVodafone app) that can directly solve queries without the need for human interaction. It continuously learns new skills and information, therefore enabling it to provide customers with a broad range of support from both basic to more complicated queries, helping us to deliver a great customer experience. In April 2018 we launched TOBi chat in Italy, and in the second half of FY19 we launched TOBi voice, effectively making TOBi the first point of contact for almost all customer enquiries. Since then we have seen a significant step change in our performance. As of March 2019, 66% of customer contacts were entirely automated, driving a material reduction in human contact as well as improved customer net promoter scores. As a result, in the second half of FY19 we saw a 15% reduction in the frequency of contacts per customer, and Customer Operations costs reduced by 19% year-on-year. 18 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information We see additional opportunities to leverage the benefit of our Group scale. We have already achieved significant savings through scale and standardisation in some of our operations. For example, centralisation has reduced the costs of our finance operations by three quarters and the cost of our network operating centres by 40%, since these activities were centralised. We now have 21,000 employees in our shared service centres in India, Egypt, and Eastern Europe, and have centralised over 80% of our procurement activities. Looking ahead, we see further opportunities from centralising European network design and engineering functions, as well as IT operations. Through a combination of these three initiatives, together with the benefits of our ongoing ‘Fit for Growth’ programme and zero based budgeting efforts, we are targeting to reduce our net operating costs in Europe (including Common functions) by at least €1.2 billion in FY21, compared to FY18 levels. In the Rest of the World, we expect to keep operating cost growth below local inflation levels. In 2019, we have reduced European net operating expenses by €0.4 billion, and we are on track for at least a further €0. 8 billion of savings over the next two years. To date, we have already executed 50% of the actions required in order to achieve this cost target. We will move to new simplified pricing models across all of our markets, and will proactively phase out complex legacy tariffs. Lower complexity will allow both significant savings in IT costs and greater commercial agility. We are also introducing a number of ‘digital only’ products, which require no human interaction, which will lower commissions and operating costs. In Spain, we launched our first digital plan ‘Vodafone Bit’ in November 2018. Over the last three years, we have halved the number of tariff plans and reduced the number of products by around 40%. However, we still have hundreds, and in some cases thousands of legacy plans. In order to drive out cost and increase commercial agility we now are taking a more radical approach. Radically simpler Group operating costs1 €bn Europe1 Rest of the World FY18 FY21e Note: 1 Europe and common function opex. 11.2 2.0 9.2 Targets: Growing < inflation >€1.2bn of net savings These initiatives support our >€1.2 billion net opex reduction target in Europe Leverage Group scale 19 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Our strategy (continued) Improving asset utilisation Specifically, across our European markets w e aim to pursue: Unlocking tower efficiencies and monetisation options Once these sharing arrangements are sufficiently progressed, we will be in a position to consider potential monetisation options for our towers. We are currently actively exploring a tower merger in Italy with Inwit, Telecom Italia’s listed tower subsidiary, as well as monetisation options in the Netherlands, Spain and the UK. For markets where tower monetisation is either strategically or financially unattractive, we are creating an internal ‘Virtual’ TowerCo, in which a centralised management team will bring a dedicated focus to drive greater operating efficiency and incremental revenues from additional tenancies. – ‘Passive’ infrastructure sharing, including towers and rooftop sites, on a national basis. Network sharing opportunities We see a unique window of opportunity to initiate or extend our existing mobile network sharing agreements as the industry begins to deploy 5G. By sharing infrastructure, we will support the ‘digital society’ by improving network coverage and speeding up the deployment of 4G and 5G services; protect the planet by substantially reducing energy emissions; and materially improve the utilisation of our assets, realising significant cash savings in both operating costs and capital expenditure. Importantly, by ensuring that we only share networks with partners who share our determination to operate leading Gigabit networks, we will not compromise our differentiation compared to value players. – ‘Deep passive’ infrastructure sharing, including high speed backhaul solutions, on a regional or national basis. – ‘Active’ infrastructure sharing, including radio equipment, outside major cities. Reflecting this priority, we have announced agreements in recent months in Italy and Spain, which in aggregate are expected to reduce our annual medium term operating expenses and capital expenditure by around €200 million; we also extended our 4G agreement in the UK: – In April 2019 we signed a new agreement with Orange in Spain to significantly extend the scope of our existing mobile network sharing agreement, and to include 5G services, with an estimated cumulative cash benefit for Vodafone of at least €600 million over the next ten years. – In February 2019 we signed an MOU with Telecom Italia for a new network sharing agreement across both 4G and 5G services. – In January 2019 we signed an MOU with Telefonica in the UK to extend our existing 4G agreement to cover 5G services and ONO in Spain. – In India, we have made a very fast start opportunities for value creation. following the merger of Vodafone India with Idea Cellular, and now expect to achieve the two years ahead of the original plan. Capturing the material synergies from in-market consolidation deals We have announced a number of in-market consolidation transactions, which we expect to unlock significant synergies. We have a strong track record of delivering or exceeding targeted cost and capex synergies on prior deals, including Kabel Deutschland in Germany – In the Netherlands, VodafoneZiggo has already – Our announced acquisition of Liberty delivered half of the targeted cost and capex Global’s cable assets in Germany and Central synergies, and now expects to achieve its goal and Eastern Europe (‘CEE’) targets expected cost of €210 million of annual run-rate savings and capex savings of €535 million by the fifth full by calendar 2020, one year ahead of its year post completion, with an NPV of €6 billion original plan.including integration costs. We will remain highly focused on capturing these significant on capturing targeted cost and capex savings INR 84 billion annual savings run-rate by FY21, Material cost and capex synergies €6bn NPV of cost and capex synergies INR 84bn Annual run-rate savings by FY21 €2.5bn NPV of cost and capex synergies Capital smart infrastructurepartnerships Vodafone enjoys the benefits of market leading assets and infrastructure but we need to improve the utilisation of all our assets, so we can improve our return on capital. We see several opportunities to generate significant value creation and returns. 20 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information cloud-based architecture where our Our ambition in both Consumer and Business is underpinned by our market leading or co-leading network position. We intend to build on our leadership in 4G to create Europe’s largest 5G netw years. We are well positio to Project Spring, where we densified and fully modernised our network Co-leading in 5G Our strategy for 5G deployment will be one of co-leadership, matching the pace of other leaders in each market. Our initial focus will be on major cities, where are 5G ready. This means single RAN enabled and have a backhaul capacity of more than on upstream second. In February 2019, we were the first operator in the World to complete a full 5G live connection, and we expect to have 5G live across 50 cities in Europe by the end of FY20 following commercial launches this summer. Creating an efficient Gigabit factory Demand for mobile data i with European data traffic growing by 52% in 2019. As we evolve to 5G, one of the biggest opportunities we see in the near term is that it is a much more cost eff The cost per gigabyte on is up to 10 times more efficient than on 4G, therefore driving unitary cost down. This provides us wi to keep network costs stable while still being able to manage the significant growth in data volumes. Our purpose in action Providing communications requires significant amounts of energy, and with the growing ork in the coming ned to do this thanks infrastructure. today 69% of sites they are both e Gigabit per s growing rapidly, ective technology. a 5G network th the ability We are also rapidly moving towards a single IT applications and network functions are virtualised. This enables us to become a much more agile business, operating at a lower cost base. On average, we see a 30–40% cost saving each time an IT or network function is migrated to the Cloud. Adding incremental capacity to the network will now take a matter of hours rather than having to plan weeks or months in advance. Delivering Gigabit speeds on cable In fixed, we are upgrading our cable infrastructure to deliver Gigabit speeds. This is being achieved through a combination of freeing up existing spectrum previously used by analogue TV, deploying fibre to the last mile, and rolling out the latest DOSCIS 3.1 technology. In Spain, this upgrade is fully complete, and in Germany we are two thirds through the upgrade. We have also commenced our roll-out in the Netherlands. demand for mobile data we are increasingly focused on energy efficiency to mitigate the cost and environmental impact of this growth. We have reduced our energy demand by installing lower-energy cooling and power technologies. For example, at our main technology centre in Germany we improved energy efficiency by 8% by upgrading to a state-of-the-art power supply system. Across our network, we have also cut energy use by decommissioning legacy assets including data storage systems and servers. These energy efficiency initiatives contribute towards our objective of reducing greenhouse gas (‘GHG’) emissions by 50% by 2025. During the year, we achieved a 36% reduction in the amount of GHG emissions per petabyte (‘PB’) of mobile data carried, to reach an average of 371 tonnes CO2e per PB. Delivering Gigabit speeds on cable DOCSIS 3.0DOCSIS 3.1 Maximum 200Mbps speed 1Gbps Maximum 1Gbps downstream speed 10Gbps Relative radio cost of delivery Indexation of unit costs 0% 80% 3G4G5G -7 - Leading Gigabit networks 21 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Key performance indicators Turning our strategic priorities into tangible performance indicators We measure our success by tracking key performance indicators that reflect our strategic, operational and financial progress and performance. These drive internal management of the business and our remuneration. to continually optimise our NGN reach sessions delivered at high-definition for Liberty Global’s assets, we will cover This comprises of 54 million households % data growth % data sessions >3Mbps 2017 2018 2019 2017 2018 2019 Liberty Global assets broadband customer base through customer relationship with our convergence across our fixed and revenue and lower churn. By growing 6.6 customers, including 1.5 million contract churn in Europe, which continued to face ARPU pressure growing Internet of Things (‘IoT’) As a result, we are seeking to diversify of services to our Business customers 52 to offset this pressure. In fixed, we see automotive and insurance services, market share as the market moves This year we grew IoT SIMs on our 33.0 customers use data services today. platform continues to see we aim to grow the number growing by 13% in the last year. supports data usage and the migration relationship continues to deepen grew 13.0% to 71 million customers payments, financial services and Notes: 1 Includes VodafoneZiggo. 2 Excluding the impact of one-off settlements. 3 Excluding the impact of UK handset financing. 4 Excluding JVs and associates. Data and 4G data users4 M-Pesa customers millionmillion 68% of our Emerging markets’ M-Pesa our African payments 37.1 To monetise our network investment,rapid adoption with customers 29.5 of customers using smartphones whichAdditionally our customer to 4G services. Smartphone customers with new services such as business and 4G penetration grew to 34%.mobile commerce. Data users 4G customers 201720182019201720182019 66 75 77 39 28 17 Fixed as a percentage of Business service revenueIoT SIM growth %million Our core European mobile business We are a market leader in the rapidly 85 reflecting ongoing price competition.segment offering a diverse range68 into fixed and business related servicesincluding managed IoT connectivity, a significant opportunity to takesmart metering and health solutions. from WAN to SDN.network by 24.1% to 85 million. 201720182019201720182019 29 30 32 Broadband and converged consumer customers1 Mobile contract churn million% We aim to rapidly grow our fixed 17.818.8 We are focused on deepening the market share gains, and drive 13.4existing customers, in order to grow mobile customer base. During theour converged customer base, we are year, we added 719,000 broadband seeing a clear reduction in mobile NGN customers, and 1.1 millionis now at a record low. converged customers. Broadband Converged consumer customers 201720182019201720182019 5.3 3.7 15.6 15.9 15.5 Mobile data growth and network qualityEuropean owned NGN coverage and strategic partnerships1 Mbpsmillion marketable households passed The growth of Group data traffic over To meet the growing demand for NGN our network and proportion of datafixed and converged services we aim (‘HD’) quality (i.e. exceeds 3 Mbps).and penetration. On a pro forma basis 122 million marketable households. on-net, and 9 million through strategic partnerships, and a further 59 million via wholesale access terms. On-net Strategic partnerships (iPhone and Android only) 90 91 90 65 63 51 5 7 9 17 37 36 36 Leading Gigabit networks Europe Consumer Vodafone Business Emerging Consumer 22 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Changes to KPIs this year We have updated some of our KPIs to more accurately reflect our strategic priorities. New KPIs KPIs removed – European mobile contract churn – 4G customers – European net operating expenses reduction – Average smartphone data usage per customer in Europe – Emerging Consumer data and 4G data users – Consumer mobile net promoter score – M-Pesa customers – Grow adjusted EBITDA faster than service revenue Financial performance The Group achieved its financial guidance for the year, as good growth in most markets offset increased competition in Spain and Italy and headwinds in South Africa. As a result, we achieved the mid-point of our original guidance for 1–5% organic EBITDA growth, growing 3.1%2,3 in the year. This was supported by a net reduction in operating expense in Europe and common functions of €0.4 billion. We also delivered €5.5 billion of free cash flow pre-spectrum at guidance FX rates (€5.4 billion on a reported basis). Paying for performance The incentive plans used to reward the performance of our Directors and our senior managers, with some local variances, include measures linked to our KPIs. This year while we performed in line with our free cash flow target, our service revenue, EBIT, customer appreciation, and TSR performance was below target and therefore the Group’s annual bonus was lower this year. Read more on rewards and performance in the Remuneration Report 77 ability to grow our customer base of profitability and returns for the Group. 9.42,3 On a guidance basis, we delivered spectrum in the year, or €5.4 billion Free cash flow pre-spectrum growth % Cash generation is a key driver of long-term shareholder returns. €5.5 billion of free cash flow pre-pre-spectrum on a reported basis. Reported Guidance basis201720182019 4.1 5.4 5.5 5.4 Dividends per share eurocents The ordinary dividend per share 15.07 continues to be a key component of shareholder return. Our new dividend policy will enable us to rebuild our financial headroom while providing investors with a sustainable, progressive dividend. 201720182019 14.77 9.00 Organic adjusted EBIT growth % Adjusted EBIT is an important indicator 25.42,3 Our organic adjusted EBIT grew by 9.4% 2,3 principally driven by adjusted EBITDA growth and lower D&A. 7.0 201720182019 Organic adjusted EBITDA growth % Growth in adjusted EBITDA supports 6.52,3 our free cash flow which helps fund5.8 investment and shareholder returns. Our adjusted EBITDA grew organically by 3.1%2,3 this year and consequently 3.12,3 the Group’s adjusted EBITDA margin improved by 0.5 percentage points to 31.1% 2,3. 201720182019 Organic service revenue growth % Growth in revenue demonstrates our1.9 2.02,3 and/or ARPU. This year we continued to grow revenue despite tough competition in Italy and Spain. Overall, we delivered organic Group service revenue growth of 0.3%2,3 in the year. 0.32,3 201720182019 European net operating expenses reduction €bn We are targeting a net reduction0.4 of over €1.2 billion in operating costs in Europe (including common0.3 functions) on an absolute organic basis by FY21, compared to FY18 levels. We expect to achieve this through the transformation of our operating model by being Digital ‘First’, Radically simpler, and Leveraging Group scale.– 201720182019 23 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Chief Financial Officer’s review Driving better returns, cost transformation and deleveraging As Group CFO I am focused on three key objectives for the business. First, to drive better returns on capital in Europe, where returns are below our cost of capital, in particular through better utilisation of our assets. Second, to transform our cost base by leveraging new digital technologies, radically simplifying our commercial offers and internal processes, leveraging Group scale benefits and ensuring the successful delivery of targeted cost synergies. And third, deleveraging the balance sheet through organic EBITDA growth, enhanced cash generation, non-core asset sales and working capital initiatives. We aim to move to the lower end of our targeted 2.5x-3.0x range in the next few years. Opex reduction supporting further margin expansion During the year, given strong early progress in our operating transformation we decided to accelerate the implementation timeline for our ‘Digital Vodafone’ programme from five years to three years. As a result we now expect to reduce net operating expenses in Europe and common functions by at least €1.2 billion by the end of FY21 compared to the FY18 levels, implying an annual run rate saving of c.€400 million. I am pleased to confirm that we achieved this run-rate in FY19, and we are well on track to deliver a similar result in FY20. In addition, in our Rest of the World region we grew opex below local inflation levels, a result we expect to sustain going forwards. Combined with further mid-term opportunities to improve distribution efficiency and reduce commercial costs by selling through digital channels, we expect to continue to expand our EBITDA margins, building on the momentum of the past few years. We will also be highly focused on realising the substantial opex and capex synergies created by the announced Liberty Global transaction. We target €535 million of run-rate synergies in Germany and CEE by the fifth year post completion. In addition, we have significant further synergies to capture in our Joint Ventures in India and the Netherlands. Capital expenditure stable, spectrum acquisitions peaking The Group invested a further €10 billion in networks, spectrum and IT modernisation during the year. Capital additions as a percentage of sales remained stable at 16.0%, with spectrum additions of €2.8 billion as we acquired 5G spectrum in the UK, Spain and Italy. The Italian auction stood out at a total cost €2.4 billion, due to an artificial construct in its design as the government sought to maximise auction proceeds. Once the German spectrum auction concludes, this will largely complete the Group’s spectrum portfolio in the key 3.6GHz band in its major markets, and we anticipate lower spectrum needs from FY21 onwards. Exploring tower monetisation opportunities Our tower strategy aims to unlock industrial savings, so that we can improve the utilisation of our infrastructure assets, and we are actively exploring a range of monetisation options where we see an opportunity for value creation for the Group. Specifically, in conjunction with the development of new 5G active and passive network sharing agreements, we have decided to explore a potential monetisation of our tower assets in Italy, Spain and the UK; additionally, we are also assessing tower opportunities at our JV in the Netherlands. A fourth consecutive year of EBITDA margin expansion Group adjusted EBITDA margin % 31.1 30.6 .6 FY13 FY14 FY15 FY16 FY17 FY18 FY19 Excluding handset financing and one-off settlements 29.7 30 29.0 28.328.4 24 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information For markets where tower monetisation is either strategically or financially unattractive, we are creating an internal ‘virtual’ TowerCo with a dedicated central management team, in order to drive improved operating efficiency and higher tenancy ratios. Accelerating deleveraging in order to increase headroom We have developed a comprehensive programme of deleveraging actions which allow us to increase our financial headroom. These include: A new dividend policy Our new dividend policy will also help to increase financial headroom. The rebased dividend level (to 9 eurocents from 15.07 eurocents per share) will contribute an additional 0.3x of deleveraging over the next three years. The new annual dividend obligation of approximately €2.4 billion represents a 60% payout of our free cash flow after historic average spectrum and restructuring costs in FY19, which is highly sustainable. Adoption of IFRS 15/16 standards During FY19 we have adopted the IFRS 15 accounting standard (which primarily relates to revenue recognition) for our statutory reporting, but our management reporting has remained on an IAS 18 basis, reflecting our internal budgeting process. For FY20 we will also adopt IFRS 15 for our management reporting. This will have a material impact on our reported service revenue growth, as it will eliminate the large drag from the adoption of handset financing in the UK. For FY20 we will adopt IFRS 16 for our statutory reporting. However, from a management reporting perspective we intend to adjust for the benefit to EBITDA and FCF arising from the capitalisation of operating leases as finance leases under IFRS 16. This is because we believe that considering our cash generation after leases is more representative of our underlying cost structure. FY19 guidance delivered & FY20 outlook In FY19 we achieved the midpoint of our original guidance for 1–5% organic EBITDA growth and delivered €5.5 billion of FCF pre-spectrum at guidance FX rates, well ahead of our original guidance for ‘at least €5.2 billion’. In FY20 we expect an adjusted EBITDA range of €13.8–14.2 billion on an organic basis, based on guidance FX rates and under IFRS 15/16 accounting standards. This implies low single digit organic adjusted EBITDA growth. We expect to generate FCF pre-spectrum of at least €5.4 billion. /s/ Margherita Della Valle Margherita Della Valle Chief Financial Officer – Driving organic EBITDA growth, both through top-line recovery, opex reduction and synergy realisation – Non-core asset sales, such as the announced disposal of our New Zealand business for €2.1 billion (7.3x EBITDA and 16.2x OpCF) – Lower spectrum spending, as noted above, with the peak of 5G auctions passing in FY20 – Working capital initiatives, including routinely selling all handset receivables going forwards. This will align the cash inflows on customer receivables with the cash outflows on handset purchases, increasing our commercial flexibility to offer customers’ longer payment terms on increasingly costly smartphones without creating a drag on our working capital. Prioritising deleveraging to rebuild headroom Deleveraging drivers £bn of 2.5–3.0x 3.0x range – EBITDA growth FY19 pro forma leverage1 New 3yr LTIP target New 3yr dividend Potential MCB buyback Note: 1 Includes the acquisition of Liberty Global’s assets (€18.4bn) and the remaining €1.0bn MCB share buyback. Targeting the lower end of our 2.5x–3.0x range in the next few years 2.9x FY19 EBITDA Lower end range 0.8x (old dividend) + Spectrum Restructuring Leverage 2.5x 0.2x EM FX volatility Asset sales 0.5x (1.1x) 25 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Our financial performance Our financial performance This section presents our operating performance, providing commentary on how the revenue and the adjusted EBITDA performance of the Group and its operating segments have developed over the last year. Following the adoption of IFRS 15 “Revenue from Contracts with Customers” on 1 April 2018, the Group’s statutory results for the year ended 31 March 2019 are on an IFRS 15 basis, whereas the statutory results for the year ended 31 March 2018 are on an IAS 18 basis as previously reported, with any comparison between the two bases of reporting not being meaningful. As a result, the discussion of our operating financial performance is primarily on an IAS 18 basis for all years presented. See “Alternative performance measures” on page 231 for more information and reconciliations to the closest respective equivalent GAAP measures. Group1,2 Notes: * All amounts in the Our financial performance section marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is an alternative performance measure. See “Alternative performance measures” on page 231 for further details and reconciliations to the respective closest equivalent GAAP measure. 1 Revenue and service revenue include the regional results of Europe, Rest of the World, Other (which includes the results of partner market activities) and eliminations. The 2019 results reflect average foreign exchange rates of €1:£0.88, €1:INR 80.93, €1:ZAR 15.92, €1:TKL 6.05 and €1: EGP 20.61. 2 Service revenue, adjusted EBITDA, adjusted EBIT and adjusted operating profit are alternative performance measures. Alternative performance measures are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measures. See “Alternative performance measures” on page 231 for more information and reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 250 for further details. 3 Share of adjusted results in equity accounted associates and joint ventures excludes amortisation of acquired customer bases and brand intangible assets, restructuring costs and other costs of €0.6 billion which are included in amortisation of acquired customer base and brand intangible assets, restructuring costs and other income and expense respectively. 2019 IFRS 15 €m 2019 IAS 18 €m 2018 IAS 18 €m IAS 18 growth Reported % Organic* % Revenue 43,66645,066 46,571 (3.2) (0.1) Service revenue 36,45839,220 41,066 (4.5) (0.9) Other revenue 7,208 5,846 5,505 Adjusted EBITDA 13,91814,139 14,737 (4.1) (0.5) Depreciation and amortisation (9,665) (9,665) (9,910) Adjusted EBIT 4,2534,474 4,827 (7.3) (2.5) Share of adjusted results in associates and joint ventures3 (348)(291) 389 Adjusted operating profit 3,9054,183 5,216 (19.8) (0.2) Adjustments for: Impairment loss (3,525) – Restructuring costs (486) (156) Amortisation of acquired customer bases and brand intangible assets (583) (974) Other income and expense (262) 213 Operating (loss)/profit (951) 4,299 Non-operating income and expense (7) (32) Net financing costs (1,655) (389) Income tax (expense)/credit (1,496) 879 (Loss)/profit for the financial year from continuing operations (4,109) 4,757 Loss for the financial year from discontinued operations (3,535) (1,969) (Loss)/profit for the financial year (7,644) 2,788 26 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Revenue On an IFRS 15 basis, revenue decreased by €2.9 billion during the year to €43.7 billion. This reflects a €1.4 billion decrease due to the adoption of IFRS 15. On an IAS 18 basis, reported revenue decreased by 3.2%, reflecting adverse foreign exchange movements and the disposal of Vodafone Qatar in the prior period. On an organic basis, revenue declined by 0.1%*. Service revenue decreased by 0.9%* as increases in South Africa, Turkey and Egypt were offset by declines in Italy, Spain and the UK Net financing costs 2019 €m 2018 €m Adjusted EBITDA On an IFRS 15 basis, adjusted EBITDA decreased by €0.8 billion to €13.9 billion, primarily reflecting the decline in reported revenue. On an IAS 18 basis, adjusted EBITDA decreased by €0.6 billion, a decline of 4.1%, or 0.5%* on an organic basis. This reflected a 4.7%* decline in Europe, offset by a 6.3%* improvement in Rest of the World. Excluding the impact of handset financing and settlements, adjusted EBITDA increased by 3.1%* on an organic basis. The adjusted EBITDA margin decreased from 31.6% to 31.4% on a reported basis. Excluding the impact of handset financing and settlements, the adjusted EBITDA margin increased by 0.5 percentage points to 31.1%. Note: 1 Primarily comprises foreign exchange differences reflected in the income statement in relation to sterling and US dollar balances. Net financing costs increased by €1.3 billion, primarily driven by mark-to-market losses (including hedges of the mandatory convertible bond) and adverse foreign exchange rate movements. Net financing costs before interest on settlement of tax issues includes increased interest costs as part of the financing for the Liberty Global transaction as well as adverse interest rate movements on borrowings in foreign operations. Excluding these, underlying financing costs remained stable, reflecting consistent average net debt balances and weighted average borrowing costs for both periods. Adjusted EBIT On an IFRS 15 basis, adjusted EBIT decreased by €0.5 billion to €4.3 billion. On an IAS 18 basis, adjusted EBIT decreased by €0.3 billion, a decline of 7.3%, or 2.5%* on an organic basis. The decline was driven by the lower adjusted EBITDA partially offset by lower depreciation and amortisation expenses. Operating loss Adjusted EBIT excludes certain income and expenses that we have separately identified to allow their effect on the results of the Group to be assessed. The items that are included in statutory operating (loss)/ profit but are excluded from adjusted EBIT are discussed below. The Group reported an operating loss of €1.0 billion compared to an operating profit of €4.3 billion in the prior year. This reflects the lower adjusted EBIT, but is primarily driven by impairment charges of €3.5 billion (Spain: €2.9 billion, Romania: €0.3 billion and Vodafone Idea: €0.3 billion). In addition, there has been an increase in restructuring costs of €0.3 billion and an increase in other income and expense due to a non-recurring prior year gain on the disposal of Vodafone Qatar. These factors are partially offset by a decrease in the amortisation of intangible assets by €0.4 billion. Investment income 433 685 Financing costs (2,088) (1,074) Net financing costs (1,655) (389) Analysed as: Net financing costs before interest on settlement of tax issues (1,043) (749) Interest income arising on settlement of outstanding tax issues 1 11 (1,042) (738) Mark to market (losses)/gains (423) 27 Foreign exchange (losses)/gains1 (190) 322 Net financing costs (1,655) (389) 27 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Our financial performance (continued) Taxation Notes: 1 Includes mark-to-market losses of €0.3 billion (2018: €0.2 billion gain), primarily on the option structure that is hedging the mandatory convertible bonds, and foreign exchange movements on certain sterling and US dollar balances. Primarily relates to the loss on disposal of Vodafone India and also includes the operating results, financing, tax and other gains and losses of Vodafone India, prior to becoming a joint venture, recognised during the year. Adjusted profit attributable to owners of the parent and adjusted earnings per share are alternative performance measures. Alternative performance measures are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measures. See “Alternative performance measures” on page 231 for further details. 2019 €m 2018 €m 2 3 The Group’s statutory effective tax rate for the year ended 31 March 2019 was 57% compared to -23% for the last financial year. The effective tax rate for both years includes the following items; deferred tax on the use of Luxembourg losses of €320 million (2018: €304 million); an increase in the deferred tax asset of €448 million (2018: increase of €330 million) arising from a revaluation of investments based upon the local GAAP financial statements and tax returns; and the de-recognition of a deferred tax asset of €1,166 million due a revised outlook for our Spanish business. The year ended 31 March 2018 also includes the recognition of a deferred tax asset of €1,603 million in Luxembourg due to higher interest rates; and a tax charge in respect of capital gains on the transfer of shares in Vodafone Kenya Limited to the Vodacom Group of €110 million. Section 219 SEC filings of interest Vodafone Group Plc (‘Vodafone’) does not have any subsidiaries, other equity investments, assets, facilities or employees located in Iran, and Vodafone has made no capital investment in Iran. To the best of its knowledge, no U.S. persons, including any U.S. affiliates of Vodafone, are involved in the activities described below. Except as specified below, to the best of Vodafone’s knowledge, neither it, its subsidiaries, nor its affiliates have engaged in any conduct needing to be disclosed under Section 13(r) of the Securities Exchange Act of 1934. Roaming, interconnect and data Vodafone has wholesale roaming and interconnect arrangements (including voice and data) with mobile and fixed line operators in Iran. Vodafone has, or has had, relationships with telecommunications operators in Iran in connection with such roaming and interconnect arrangements, some of which it believes are or may be government-controlled entities. The approximate gross revenue and costs attributable to the roaming and interconnect arrangements were [€xxx] and [€xx] respectively, for the financial year ended 31 March 2019. Other Vodafone provides telecommunications services to seven Iranian national embassies located globally. The approximate gross revenue attributable to these relationships is [€xx] HiWEB partnership [define HiWEB] The partnership arrangement for Vodafone to provide technical and commercial advice to HiWEB was terminated with effect from early November 2018. No revenues were generated in the financial year ended 31 March 2019. EPEG Project During the financial year ended 31 March 2019, Vodafone Global Network Limited (‘VGN’) continued to be a member of a consortium made up of Telecommunication Infrastructure Company of Iran (‘TIC’) (an entity controlled by the government of Iran), Rostelecom and Omantel, [expand company names] that has built a high-speed cable network from a landing point in Oman to Germany. Each member of the consortium is responsible for funding, building and maintaining its section of the cable, with VGN owning and being responsible for the segment from the Ukrainian border with Russia to Frankfurt, Germany. No consortium transactions or purchase of capacity took place during the financial year ended 31 March 2019 for which Vodafone was due any revenues. Netting arrangements are in place for the settlement of any such transactions which arise. Intellectual Property Vodafone, through one of its subsidiaries, also makes some insignificant payments to Iran in order to register and renew certain domain names and certain trademarks, and protect its brand globally. Vodafone has previously paid these fees to IRNIC (the Domain Registry at the Institute for Studies in Theoretical Physics and Mathematics) via a Jordanian agent Abu-Ghazaleh Intellectual Property (‘AGIP’) and the Iranian law firm, Ali Laghaee & Associates Inc. International. During 2019 Vodafone transferred the management of its domain names to Al Tamimi & Company Ltd, Dubai. The costs of registering and renewing domain names for the financial year ended 31 March 2019 were approximately [€xx] paid via AGIP and of [€xx] paid via Al Tamimi & Company. Adjusted earnings per share Adjusted earnings per share, which excludes impairment losses and the results of Vodafone India (the latter being included in discontinued operations), were 5.26 eurocents, a decrease of 54.6% year-on-year, as lower adjusted operating profit, incorporating the adoption of IFRS 15, and higher net financing costs more than offset the decrease in adjusted income tax expense. Basic loss per share were 29.05 eurocents, compared to an earnings per share of 8.78 eurocents for the year ended 31 March 2018. The decrease is largely due to the non-cash impairment charges of €3.5 billion, a €3.4 billion loss on the disposal of Vodafone India recognised during the period, higher net financing costs from adverse foreign exchange movements, mark to market losses and higher gross borrowings and the derecognition of a deferred tax asset in Spain, all of which have been excluded from adjusted earnings per share. 2019 €m 2018 €m Millions Millions eurocents eurocents Earnings per share: Basic (loss)/earnings per share (29.05)c 8.78c Adjusted earnings per share3 5.26c 11.59c Weighted average number of shares outstanding – basic 27,607 27,770 (Loss)/profit attributable to owners of the parent (8,020) 2,439 Adjustments: Impairment loss 3,525 – Amortisation of acquired customer base and brand intangible assets 583 974 Restructuring costs 486 156 Other income and expense 262 (213) Non-operating income and expense 7 32 Investment income and financing costs1 286 (419) 5,149 530 Taxation 792 (1,707) India2 3,535 1,969 Non-controlling interests (5) (13) Adjusted profit attributable to owners of the parent3 1,451 3,218 Income tax (expense)/credit (1,496) 879 (Loss)/profit before tax (2,613) 3,878 Effective tax rate 57% (23)% 28 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Vodafone continues to maintain Iranian trademarks in Iran and renewal fees of [€xx ] due to the Iranian trademarks office were paid to the Organisation for the Registration of Deeds and Properties, Iran via the UN body, the World Intellectual Property Organization during the financial year ended 31 March 2019. Germany Service revenue grew 1.5%* (Q3: 1.1%*, Q4: 1.0%*) excluding the impact of a one-off legal settlement in the prior year, as the benefit of good commercial momentum was partially offset by a decline in wholesale revenues. On the same basis, retail revenues grew by 2.2%* in the year (Q3: 1.9%*, Q4: 1.9%*). Mobile service revenue grew 0.8%* (Q3: 0.2%*, Q4: 0.6%*) driven by a higher consumer contract customer base, which offset revenue declines in wholesale and Business. Excluding wholesale, mobile service revenues grew 1.6%* (Q3: 1.1%*, Q4: 1.6%*). During the year we added 715,000 contract customers, thanks in part to the success of our GigaCube proposition. In Q4 we added 84,000 contract customers, with the slowdown in quarterly momentum mainly reflecting lower reseller activity. Contract ARPU declined by 2.7%, reflecting an ongoing mix-shift to SIM-only, convergence and family plans in the Consumer segment and competitive pressure on contract renewals in the Business segment. Fixed service revenue grew 2.6%* (Q3: 2.5%*, Q4: 1.6%*) excluding the impact of a favourable legal settlement in Q4 2017/18. Excluding wholesale, fixed service revenues grew 3.2%* (Q3: 3.2%*, Q4: 2.4%*). We added 264,000 broadband customers and 751,000 consumer converged customers in the year, bringing our consumer converged customer base to 1.5 million, representing 20% of our broadband base. Our TV customer base declined by 92,000, primarily reflecting the loss of low ARPU basic access customers. During the year we completed the analogue switch off for TV services on the cable network, and we are now marketing Gigabit broadband services to 8.8m homes. Adjusted EBITDA grew by 4.3%* excluding the legal settlement, with a 0.9 percentage point improvement in the adjusted EBITDA margin to 37.4%. This was driven by service revenue growth, our focus on more profitable direct channels, and effective cost management. On an IAS 18 basis, revenue decreased by 1.7% and organic service revenue decreased by 2.5%. Excluding the drag from UK handset financing and a one-off settlement in Germany, service revenue decreased by 1.1%* (Q3 -1.1%, Q4 -1.8%), reflecting competitive pressure in Italy and Spain offset by good growth in Germany, the UK and Other Europe. Adjusted EBITDA decreased by 4.7%*. On an organic basis and excluding both UK handset financing impacts and favourable settlements in Germany and the UK during the prior year, adjusted EBITDA declined by 0.5%* as service revenue declines were offset by a €0.3 billion reduction in operating expenses. Adjusted EBIT decreased by 20.1%, reflecting lower adjusted EBITDA. Other activity (including M&A) pps Reported change % Foreign exchange pps Organic* change % Europe revenue (1.7) (0.2) 0.1 (1.8) Service revenue Germany 0.4 0.1 – 0.5 I taly (6.1) 0.2 – (5.9) U K (5.2) 0.1 – (5.1) S pain (6.8) 0.4 – (6.4) Other Europe 2.6 (0.6) 0.1 2.1 Europe service revenue (2.4) (0.1) – (2.5) A djusted EBITDA Germany 2.2 (0.2) – 2.0 Italy (6.0) 0.2 – (5.8) UK (13.3) (0.8) – (14.1) Spain (24.0) 0.5 – (23.5) Other Europe 7.5 0.1 – 7.6 Europe adjusted EBITDA (4.7) – – (4.7) Europe adjusted EBIT (20.1) – – (20.1) Europe adjusted operating profit (16.0) – (0.1) (16.1) Europe IAS 18 basis Germany Italy UKSpain Other EuropeEliminations Europe €m€m€m€m€m€m€m 2018% change €m Reported Organic* Year ended 31 March 2019 Revenue 10,952 5,8826,799 4,688 5,121 (116) 33,326 33,888 (1.7)(1.8) Service revenue 10,306 4,9795,775 4,275 4,743(110) 29,968 30,713 (2.4)(2.5) Other revenue 646 9031,024413 378(6) 3,358 3,175 Adjusted EBITDA 4,098 2,1891,527 1,079 1,628 –10,521 11,036 (4.7)(4.7) Adjusted operating profit/(loss) 1,088 921(110) (179) 711–2,431 2,895 (16.0)(16.1) Adjusted EBITDA margin 37.4% 37.2% 22.5%23.0% 31.8%31.6% 32.6% 29 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Our financial performance (continued) Italy Service revenue declined 5.9%* (Q3: -4.6%*, Q4: -6.1%*), reflecting significant price competition in consumer mobile following the launch of a new entrant. Excluding the phasing of loyalty programme changes, service revenue performance was broadly similar in Q3 and Q4. Mobile service revenue declined 9.4%* (Q3: -8.4%*, Q4: -10.2%*) reflecting a decline in the active customer base compared to the prior year and competitive pressure on prepaid ARPU. Promotional activity moderated throughout the year with Q4 mobile market number portability (‘MNP’) volumes 23% lower quarter-on quarter, and 14% lower year-on year, supporting a further 10 percentage point sequential improvement in prepaid churn. During H2, our active customer base continued to decline, partially mitigated by the success of our second brand, Ho., which ended the year with 1.1 million customers. Fixed service revenue grew 9.6%* (Q3: 11.3%*, Q4: 11.0%*). Our commercial momentum remained strong, as we added 282,000 broadband households in the year and won significant new contracts in the Business segment. Through our owned NGN footprint and our rapidly expanding strategic partnership with Open Fiber, we now cover 6.5 million households. We also added 214,000 converged Consumer customers in the year, taking our total converged Consumer customer base to 957,000, representing 34% of our broadband base. Adjusted EBITDA declined by 5.8%* and the adjusted EBITDA margin was 0.3 percentage points lower at 37.2%. Lower mobile pricing was partially offset by tight control of operating expenses, which declined by 9.9%* year-on-year, together with significantly lower commercial costs in H2. We continue to seek further efficiency opportunities given the high cost to acquire 5G spectrum (€2.4 billion in September 2018) and the competitive market context. In February we signed a Memorandum of Understanding to explore an active and passive network sharing agreement with Telecom Italia for 4G and 5G services, including a combination of our tower assets with Inwit, the listed company that owns Telecom Italia’s towers. In April we announced the conclusion of union negotiations impacting over 1,100 roles. UK Service revenue returned to growth in the year, up 0.6%* (Q3: 0.9%*, Q4: 0.1%*) excluding the drag from handset financing. Growth was driven by higher Consumer revenue and supported by a return to growth in Business fixed. Q4 saw strong Consumer mobile and fixed line growth, balanced by a slowdown in Business due to the phasing of project revenues in the prior year. Service revenue declined 5.1%* (Q3: -4.5%*, Q4: -5.8%*), including the drag from handset financing which weighed on organic service revenue by 5.7 percentage points. Mobile service revenue excluding handset financing declined by 0.8%* (Q3: -1.1%*, Q4: -0.7%*), with growth in Consumer offset by lower Business and MVNO revenue. Consumer growth was driven by a higher contract customer base and an RPI-linked price increase, partially offset by the introduction of spend capping. Excluding Talkmobile, our low-end mobile brand which is being phased out, we added 330,000 contract customers in the year, compared to 106,000 last year. Consumer contract branded churn improved by 1.2 percentage points year on year in Q4 to record levels, reflecting our best ever network satisfaction and consumer NPS scores, supported by the launch of our VeryMe loyalty program. Fixed service revenue grew 5.3%* (Q3: 7.3%*, Q4: 2.3%*) driven by continued momentum in Consumer broadband and a return to growth in Business. The Q4 sequential trend reflects prior year phasing of Enterprise project work. We added 193,000 broadband customers in the year, increasing our total customer base to 575,000. Through our partnership with Cityfibre, our fibre-to-the-home network is now live in 5 cities, with a further 7 cities due to go live during FY20. Adjusted organic EBITDA excluding handset financing and a one-off settlement in the prior year grew 11.3%*, and our adjusted EBITDA margin improved by 2.3 percentage points. This improvement was driven by service revenue growth and a 5.3%* reduction in operating expenses, supported by our digital initiatives. Fixed profitability continues to improve supported by the closure of legacy networks and the decommissioning of IT systems in Business. On a reported basis, adjusted EBITDA decreased by 14.1%* and our reported adjusted EBITDA margin decreased by 2.4 percentage points to 22.5%. 30 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Spain Service revenue declined 6.4%* (Q3: -7.4%*, Q4: -8.9%*) reflecting the commercial actions we took in May in order to improve the competitiveness of our offers, as well as our decision not to renew unprofitable football rights. Following this decision, which led to higher content costs for other operators, promotional discounting increased in Q2 and Q3 as these rivals sought to win additional football customers. During Q4 promotional intensity began to moderate and our commercial trends stabilized, supported by a significant sequential reduction in contract churn. However, service revenue trends continued to weaken reflecting the full impact of promotional discounts offered during the prior quarter. During the year we lost 115,000 mobile customers, 123,000 fixed broadband customers and 49,000 TV customers. However, in Q4 we returned to customer growth in both broadband and TV, adding 1,000 and 36,000 customers respectively. In April 2019 we announced a new simplified tariff structure which includes speed-differentiated unlimited data bundles in both mobile-only and convergent offers for the first time. We also launched our new TV offer based on thematic packs which allow higher customization and reflect our strategy to have the best offers on series and movies. Adjusted EBITDA declined by 23.5%* and the adjusted EBITDA margin was 5.5 percentage points lower at 23.0%*. This was principally driven by the reduction in ARPU and a lower customer base, as well as by higher commercial costs following the repositioning of the business. Content costs declined only modestly during the year as we completed our commitment to offer the 8-match La Liga football package, but will fall substantially next year as we exit football entirely. In order to recover profitability we are radically simplifying our business in Spain. In Q4, we agreed a collective dismissal impacting 1,000 roles with unions, and we announced a wide-ranging network sharing agreement with Orange covering both 5G mobile and FTTH, which is expected to unlock at least €600 million of cumulative cost and capex savings over the next ten years. Following challenging current trading and economic conditions, management has reassessed the expected future business performance in Spain. Following this reassessment, projected cash flows are lower and this has led to an impairment charge of €2.9 billion with respect to the Group’s investment in Spain for the year ended 31 March 2019. Other Europe Other Europe, which represents 12% of Group service revenue, grew 2.1%* (Q3: 2.2%*, Q4: 1.1%*) with all major markets growing during the year. Adjusted EBITDA grew 7.6%* and the adjusted EBITDA margin grew 1.1 percentage points to 31.8%* reflecting continued strong cost control and good revenue growth. In Ireland, service revenue grew 1.3%* (Q3: 1.4%*, Q4: -1.1%*) driven by contract mobile base growth and higher prepaid ARPUs. Excluding the impact of a one-off benefit in the prior year, service revenue grew by 0.1% in Q4. In Portugal service revenue grew 2.4%* (Q3: 2.9%*, Q4: 1.8%*) supported by strong contract customer base growth and higher fixed line ARPU. The slowdown in Q4 trends reflected lower fixed growth. In Greece, service revenue grew by 2.4%* (Q3: 3.0%*, Q4: 3.4%*) driven by ARPU growth in consumer mobile and fixed customer base growth. VodafoneZiggo joint venture The results of VodafoneZiggo (in which Vodafone owns a 50% stake) are reported here under US GAAP which is broadly consistent with Vodafone’s IFRS basis of reporting. Total revenue declined 0.7% (Q3: -0.4%, Q4: -1.0%). This reflected continued price competition in mobile, particularly in the B2B segment, partially offset by growth in fixed line. The quarterly revenue trend weakened in Q4 primarily due to lower equipment sales and heightened competition. 33% of broadband customers and 70% of B2C main brand mobile customers are now converged, delivering significant NPS and churn benefits. During Q4 we extended convergent benefits to our second mobile brand ‘hollandsnieuwe’. Adjusted EBITDA grew by 2.2% during the year supported by strong growth in the second half of the year (Q3: 6.5%, Q4: 3.4%), as declining revenues were more than offset by lower operating and direct costs. We continued to make good progress on integrating the businesses and now expect to reach our €210 million cost and capital expenditure synergy targets by 2020, one year ahead of the original plan. During the year, Vodafone received €200 million in dividends from the joint venture, as well as €49 million in interest payments and €100 million in principal repayments on the shareholder loan. 31 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Our financial performance (continued) On an IAS 18 basis, revenue decreased by 8.2%, with organic growth offset by a 4.9 percentage point impact arising from the disposal of Vodafone Qatar at the end of FY18, and a 9.4 percentage point drag from foreign exchange movements, particularly with regard to the Turkish Lira. On an organic basis service revenue was up 6.1%*, supported by customer base and data revenue growth, as well as the benefit of price increases to adjust for local inflation. Adjusted EBITDA decreased by 5.5%, including a 4.2 percentage point impact from the disposal of Vodafone Qatar and a 7.6 percentage point drag from foreign exchange movements. On an organic basis, adjusted EBITDA grew by 6.3%*, reflecting underlying revenue growth and effective cost control, with operating expenses growing below local inflation levels. Adjusted EBIT grew by 1.8%, reflecting lower depreciation and amortisation charges. Vodacom Vodacom Group service revenue grew 3.8%* (Q3: 1.5%*, Q4: 2.5%*) as growing demand for data and M-Pesa supported accelerating growth at Vodacom’s International operations, which offset macro and regulatory pressures in South Africa. In South Africa, service revenue grew by 2.1%* (Q3: -0.9%*, Q4: 0.3%*). Revenues declined in H2 as customers optimised their bundle spend amid macroeconomic pressures and as national roaming revenues declined due to a transition between different partners. Additionally, in March regulation was introduced affecting out of bundle charges, rollover and transfer of data, weighing on data revenue, which grew 3.9% for the year and by 1.6% in Q4. Despite these pressures our commercial momentum remained robust. In total we added 2.1 million prepaid customers in the year, taking our total prepaid customer base to 46.8 million; we also added 475,000 contract customers. Vodacom’s International operations outside of South Africa, which represent 24.7% of Vodacom Group service revenue, grew by 11.2%* (Q3: 11.1%*, Q4: 9.5%*). Accelerating growth in Tanzania and continued strong growth in Mozambique and DRC supported these trends. The cyclone in Mozambique during March has caused significant damage to infrastructure. Although a significant portion of the network in the affected areas has been restored, full recovery could take up to six months. Vodacom’s adjusted EBITDA grew by 1.9%*, supported by revenue growth. Adjusted EBITDA margins declined to 38.1%, reflecting inflation linked cost increases in South Africa where inflation is running c.4pp higher than GDP growth. Vodacom’s strong focus on cost control is helping to mitigate structural cost pressures. In September 2018, Vodacom concluded a new BEE (black economic empowerment) ownership transaction replacing the existing deal from 2008. This new scheme, valued at €1 billion, is the biggest ever in the telecommunications industry and makes YeboYethu (Vodacom South Africa BEE shareholders) Vodacom’s third largest shareholder. The deal secures Vodacom’s Level 3 BEE scorecard credentials and effective black ownership now stands at c.20%. These are key factors for both spectrum allocation and Government/corporate business. As a result of this transaction Vodafone Group’s shareholding in Vodacom will reduce over a period of 10 years from 64.5% to 60.5%, however Vodacom now owns 100% of its South African business. Other activity (including M&A) Reported change Foreign exchange Organic* change % pps pps % Rest of the World revenue (8.2) 4.9 9.4 6.1 Service revenue Vodacom 0.1 – 3.7 3.8 Other Markets (15.7) 11.4 13.2 8.9 Rest of the World service revenue (8.0) 5.4 8.7 6.1 Adjusted EBITDA Vodacom (2.2) – 4.1 1.9 Other Markets (10.2) 11.4 12.8 14.0 Rest of the World a djusted EBITDA (5.5) 4.2 7.6 6.3 Rest of the World a djusted EBIT 1.8 (1.3) 7.3 7.8 Rest of the World adjusted operating profit (30.7) 32.9 4.4 6.6 Rest of the World1 Note: 1 The Group revised its reporting segments on 1 October 2018 to reflect changes to its organisational structure. The Rest of the World region (previously Africa, Middle East and Asia Pacific) comprises Vodacom, Turkey and Other Markets operating segments. Current and comparative period results are reported under this new organisational structure. IAS 18 basis Vodacom Other MarketsEliminations Rest of the World €m€m€m€m 2018 €m % change Reported Organic* Year ended 31 March 2019 Revenue 5,660 4,864–10,524 11,462(8.2)6.1 Service revenue 4,660 4,083–8,743 9,501 (8.0)6.1 Other revenue 1,000781–1,781 1,961 Adjusted EBITDA 2,155 1,395 –3,550 3,757 (5.5)6.3 Adjusted operating profit 1,637 64–1,701 2,453(30.7) 6.6 Adjusted EBITDA margin 38.1% 28.7% –33.7% 32.8% 32 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Turkey In Turkey, service revenue grew 14.3%* (Q3: 14.8%*, Q4: 13.1%*) supported by strong net adds in consumer contract, increased mobile data revenue, and fixed line customer base growth. Adjusted EBITDA grew 19.2%* and the adjusted EBITDA margin increased by 0.5 percentage points to 23.1% despite significant inflationary pressures following a 28% devaluation in the Turkish Lira during the year. Vodafone Hutchison Australia Vodafone Hutchison Australia service revenue declined by 8.7% (Q3: -10.1%, Q4: -11.5%) as increased price competition was partially offset by MVNO revenue growth. Adjusted EBITDA grew by 9.1%. On 8 May 2019 the Australian Competition and Consumer Commission (‘ACCC’) opposed the proposed merger of VHA and TPG. We are challenging the ACCC decision in the Federal Court. We remain firmly committed to the merger, which will create a stronger converged challenger in the Australian telecoms market. Indus Towers Limited (‘Indus Towers’) Local currency operating revenue declined by 1.8% primarily as a result of site tenancy exit notices received during the last two financial years. The majority of notices received during the year were related to the merger between Vodafone India and Idea Cellular. The revenue decline, coupled with greater power and fuel costs, resulted in a 13.8% EBITDA decline. Vodafone Group and Vodafone Idea own 42.0% and 11.15% of the joint venture, respectively. Vodafone Group received dividends of €141 million from Indus Towers during the year. The merger of Bharti Infratel and Indus Towers has received approval from the Competition Commission India, the Securities and Exchange Board of India as well as the companies’ shareholders and creditors. The next steps in the regulatory process are approvals from the National Company Law Tribunal and the Department of Telecommunications (pertaining to foreign direct investment) and we expect the transaction to close in the next few months. Safaricom Safaricom service revenue grew by 7.0% (Q3: 6.9%, Q4: 5.8%) supported by growth in M-PESA and in mobile and fixed data. Adjusted EBITDA grew 10.6% supported by strong revenue growth and cost discipline. During the financial year we received dividends of €154 million from Safaricom. Other Markets Egypt service revenue grew 14.7% (Q3: 14.4%, Q4: 11.2%) supported by growing data usage and a price increase in Q3 FY18. The Q4 sequential trend primarily reflects the lapping of this price increase. Adjusted EBITDA grew 23.1%* and the Adjusted EBITDA margin increased by 3.2 percentage points to 46.2% benefiting from strong revenue growth and good cost discipline. Associates and joint ventures Vodafone Idea On 31 August 2018, the Group combined the operations of its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers), with Idea Cellular Limited (‘Idea’) , to create Vodafone Idea Limited, a company jointly controlled by Vodafone and the Aditya Birla Group (‘ABG’). As a result, the Group no longer consolidates its previous interest in Vodafone India, which is presented within discontinued operations, and now accounts for its 45.2% interest in Vodafone Idea as a joint venture using the equity method. The mobile market in India remained highly competitive during the year, however headline tariffs have remained broadly stable in recent quarters. Vodafone Idea revenues increased by 0.1% quarter-on-quarter in Q4 (Q3: -2.2%, Q2: -7.1%), benefiting from the introduction of minimum prepay tariff recharges. EBITDA grew by 39% quarter-on-quarter excluding certain positive one-off items and the EBITDA margin expanded by 3.8 percentage points to 13.5% on the same basis. The mobile customer base declined by 53.2 million in Q4, reflecting the disconnection of zero and very low ARPU customers following the introduction of minimum tariff recharges. Vodafone Idea is making rapid progress on capturing merger related synergies and on improving 4G coverage and capacity. INR 51 billion of annual run-rate savings were achieved by Q4 out of the INR 84 billion run-rate targeted by financial year end 2021. Network integration is complete in 10 of 22 circles, and the capacity in these circles has increased by around 34% leading to improved Net Promoter Scores. 24,000 out of 67,000 co-located sites have been optimized and 9,900 low utilization sites exited. On 8 May Vodafone Idea successfully completed its INR 250 billion (€3.2 billion) equity capital raise. Vodafone Group’s contribution of INR 110 billion (€1.4 billion) was indirectly funded through a loan secured against the Group’s Indian assets. 33 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Financial position and resources Consolidated statement of financial position The consolidated statement of financial position is set out on page 112. Details on the major movements of both our assets and liabilities in the year are set out below: Assets Goodwill and other intangible assets Goodwill and other intangible assets decreased by €2.3 billion to €41.0 billion. The decrease primarily arose as a result of €3.0 billion of spectrum additions, principally in Italy, the UK and Spain, €2.2 billion of software additions and €0.1 billion of goodwill arising from the acquisition of CYTA Hellas in Greece, offset by €3.3 billion of impairment charges recorded in respect of the Group’s investments in Spain and Romania, €3.9 billion of amortisation and €0.4 billion of unfavourable foreign exchange movements. Property, plant and equipment Property, plant and equipment decreased by €0.9 billion to €27.4 billion, principally due to €5.0 billion of additions driven by continued investment in the Group’s networks, offset by €5.9 billion of depreciation charges and €0.2 billion of unfavourable foreign exchange movements. Other non-current assets Other non-current assets decreased by €1.2 billion to €34.8 billion mainly due to a €2.3 billion decrease in other investments following the repayment of US$2.5 billion of loan notes issued by Verizon Communications Inc. and a €1.4 billion decrease in deferred tax assets following the derecognition of deferred tax assets in Spain, offset by a €1.4 billion increase in investment in associates and joint ventures following the formation of the Vodafone Idea joint venture and a €1.1 billion increase in trade and other receivables. Current assets Current assets increased by €16.6 billion to €39.8 billion which includes a €2.2 billion increase in trade and other receivables largely due to the adoption of IFRS 15, a €9.0 billion increase in cash and cash equivalents and a €4.2 billion increase in other investments due to the issue of bonds under the euro medium-term note programme and US shelf programme with a nominal value equivalent of €4.2 billion and €10.2 billion respectively. Assets and liabilities held for sale Assets held for sale at 31 March 2019 of €0.2 billion relate to the operations of Indus Towers and Vodafone Hutchison Australia. Assets and liabilities held for sale at 31 March 2018 of €13.8 billion and €11.0 billion respectively, related to our operations in India following the agreement to combine with Idea Cellular. Total equity and liabilities Total equity Total equity decreased by €5.2 billion to €63.4 billion largely due to €4.6 billion of dividends paid to equity shareholders and non-controlling interests and the total comprehensive expense for the year of €5.9 billion, offset by €3.8 billion proceeds from the convertible bonds and a €2.3 billion net increase from the adoption of IFRS 9 and IFRS 15. Non-current liabilities Non-current liabilities increased by €15.9 billion to €53.9 billion, primarily due to a €15.8 billion increase in long-term borrowings, due to the issue of bonds under the euro medium-term note programme and US shelf programme with a nominal value equivalent of €4.2 billion and €10.2 billion respectively. Current liabilities Current liabilities decreased by €13.2 billion to €25.5 billion mainly due to a €4.2 billion decrease in short term borrowings. Trade payables at 31 March 2019 were equivalent to 58 days (2018: 48 days) outstanding, calculated by reference to the amount owed to suppliers as a proportion of the amounts invoiced by suppliers during the year. It is our policy to agree terms of transactions, including payment terms, with suppliers and it is our normal practice that payment is made accordingly. Share buybacks On 28 January 2019, Vodafone announced the commencement of a new irrevocable and non-discretionary share buy-back programme. The sole purpose of the programme was to reduce the issued share capital of Vodafone and thereby avoid any change in Vodafone’s issued share capital as a result of the maturing of the second tranche of the mandatory convertible bond (‘MCB’) in February 2019. In order to satisfy the second tranche of the MCB, 799.1 of million shares were reissued from treasury shares on 25 February 2019 at a conversion price of £1.8021. This reflected the conversion price at issue (£2.1730) adjusted for the pound sterling equivalent of aggregate dividends paid from August 2016 to February 2019. The share buyback programme started in February 2019 and is expected to complete by 20 May 2019. Details of the shares purchased under the programme, including those purchased under irrevocable instructions, are shown below. Total number of shares purchased Maximum Average price Numberpaid per share under publicly number of shares announced share buyback programme 000s that may yet be purchased under the programme 000s of shares inclusive of purchased transaction costs Date of share purchase 000s Pence February 2019 14,529 135.17 14,529 784,539 March 2019 305,099 140.56 319,628 479,440 April 2019 290,570 142.20 610,198 188,870 May 2019 (to date) 116,228 140.11 726,426 72,642 Total 726,426 141.04 726,426 72,642 Dividends The Board is recommending a dividend per share of 9.00 eurocents, representing a 40% decrease over the prior financial year’s dividend per share. This implies a final dividend of 4.16 eurocents compared to 10.23 eurocents in the prior year. The rebasing of the dividend is intended to support the Group’s strategic goals and to rebuild financial headroom, helping the Group to reduce debt and delever to the low end of our targeted 2.5x-3.0x leverage range in the next few years. Contractual obligations and commitments A summary of our principal contractual financial obligations and commitments at 31 March 2019 are set out below. In addition, information in relation to our participation in the current German spectrum licence auction and our commitments arising from the Group’s announcement on 9 May 2018 that it had agreed to acquire Liberty Global’s operations in Germany, the Czech Republic, Hungary and Romania (are set out in note 28 “Commitments”). Payments due by period €m Contractual obligations and commitments1 Total < 1 year 1–3 years 3–5 years >5 years Financial liabilities2 86,160 21,953 11,404 14,881 37,922 Operating lease commitments3 10,816 2,834 2,881 1,689 3,412 Capital commitments3,4 3,012 1,514 1,274 173 51 Purchase commitments5 8,460 4,091 2,616 689 1,064 Total 108,448 30,392 18,175 17,432 42,449 Notes: 1 This table includes obligations to pay dividends to non-controlling shareholders (see “Dividends from associates and to non-controlling shareholders” on page 160). The table excludes current and deferred tax liabilities and obligations under post employment benefit schemes, details of which are provided in notes 6 “Taxation” and 25 “Post employment benefits” respectively. The table also excludes the contractual obligations of associates and joint ventures. See note 21 “Capital and financial risk management”. See note 28 “Commitments”. Primarily related to spectrum and network infrastructure. Primarily related to device purchase obligations. 2 3 4 5 34 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Liquidity and capital resources Our liquidity and working capital may be affected by a material decrease in cash flow due to a number of factors as outlined in “Identifying our risks” on pages 44 to 51. In addition to the commentary on the Group’s consolidated statement of cash flows below, further disclosure in relation to the Group’s objectives, policies and processes for managing its capital, its financial risk management objectives, details of its financial instruments and hedging activities and its exposures to credit risk and liquidity risk can be found in “Borrowings and capital resources” and “Capital and financial risk management” in notes 20 and 21 respectively to the consolidated financial statements. Cash flows A reconciliation of cash generated by operations to free cash flow, a non-GAAP measure used by management, is shown on page 232. A reconciliation of adjusted EBITDA to the respective closest equivalent GAAP measure, operating profit, is provided in note 2 “Revenue disaggregation and segmental analysis” to the consolidated financial statements. The reconciliation to net debt is shown below. Operating free cash flow Operating free cash flow was €7.1 billion, representing an increase of €0.1 billion during the year. This reflected favourable working capital movements offset by a lower adjusted EBITDA. Working capital movements, include sales of customer receivables, which increased by €249 million (31 March 2018: €44 million increase). Receivables are sold to mitigate the adverse working capital impact from handset sales to customers, where cash outflows are paid upfront to suppliers but inflows are received from customers over the length of the contract. Free cash flow (pre-spectrum) Free cash flow (pre-spectrum) was €5.4 billion which was broadly stable year-on-year. Licence and spectrum payments Licence and spectrum payments were €0.8 billion, including Italy of €0.5 billion and €0.2 billion in the UK (31 March 2018: Italy: €0.6 billion, UK: €0.3 billion and Germany: €0.1 billion). Licence and spectrum additions, which exclude working capital cash movements and represent licences acquired during the year, were €3.0 billion, including €2.2 billion in Italy, €0.4 billion in the UK and €0.2 billion in Spain. Acquisitions and disposals Acquisitions and disposals include €0.3 billion received on completion of the merger of Vodafone India with Idea Cellular on 31 August 2018. Convertible issue Proceeds of €3.8 billion were received on the issuance of £3.44 billion of mandatory convertible bonds in March 2019, €3.8 billion of which has been classified as equity after taking into account the cost of future coupon payments. Foreign exchange A foreign exchange gain of €0.3 billion was recognised on net debt as a result of the translation impact of closing foreign exchange rates, mainly due to movements in the Turkish lira and South African Rand against the euro. Net debt Closing net debt at 31 March 2019 was €27.0 billion (31 March 2018: €29.6 billion) and excludes the £3.44 billion mandatory convertible bond issued in February 2019, which will be settled in equity shares and €0.8 billion of shareholder loans receivable from VodafoneZiggo. Closing net debt also continues to include certain bonds which are reported at an amount €1.6 billion higher than their euro-equivalent cash redemption value as a result of hedge accounting under IFRS. In addition, where bonds are issued in currencies other than euros, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps is not reflected in gross debt and would decrease the euro equivalent redemption value of the bonds by €1.0 billion. Restated1 2018 €m 2019 €m Notes: 1 Net debt at 31 March 2018 has been revised to exclude €1.8 billion of liabilities for payments due to holders of the equity shares in Kabel Deutschland AG under the terms of a domination and profit and loss transfer agreement, which are now separately disclosed in the consolidated statement of financial position and are no longer presented within borrowings. 2 Capital additions include the purchase of property, plant and equipment and intangible assets, other than licence and spectrum. 3 Operating free cash flow, free cash flow (pre-spectrum) and free cash flow are alternative performance measures which are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measures. See “Alternative performance measures” on page 231 for reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 250 for further details. 4 Share buybacks includes €131 million of cash outflow from the option structure relating to the issue of the mandatory convertible bond in February 2016. The option structure was intended to ensure that the total cash outflow to execute the programme was broadly equivalent to the €1.44 billion raised on issuing the second tranche. 5 Mandatory convertible bonds of £3.44 billion issued in March 2019. . 6 Other cash flows for the year ended 31 March 2019 include €2,135 million (31 March 2018: €nil) received from the repayment of US $2.5 billion of loan notes issued by Verizon Communications Inc., a €1,377 million (31 March 2018: €nil) capital injection into Vodafone India and €1,934 million of debt in relation to licences and spectrum in Italy and Spain (31 March 2018: €nil). This year’s report contains the Strategic Report on pages 6 to 51, which includes an analysis of our performance and position, a review of the business during the year, and outlines the principal risks and uncertainties we face. The Strategic Report was approved by the Board and signed on its behalf by the Chief Executive and Chief Financial Officer. /s/ Nick Read /s/ Margherita Della Valle Nick ReadMargherita Della Valle Chief ExecutiveChief Financial Officer 7 June 20197 June 2019 Adjusted EBITDA 13,918 14,737 Capital additions2 (7,227) (7,321) Working capital 188 (584) Disposal of property, plant and equipment 45 41 Other 147 128 Operating free cash flow3 7,071 7,001 Taxation (1,040) (1,010) Dividends received from associates and investments 498 489 Dividends paid to non-controlling shareholders in subsidiaries (584) (310) Interest received and paid (502) (753) Free cash flow (pre-spectrum)3 5,443 5,417 Licence and spectrum payments (837) (1,123) Restructuring payments (195) (250) Free cash flow3 4,411 4,044 Acquisitions and disposals 182 1,405 Equity dividends paid (4,064) (3,920) Share buybacks4 Convertible issue5 Foreign exchange (606) (1,626) 3,848 – 259 622 Other6 (1,432) (818) Net debt increase 2,598 (293) Opening net debt (29,631) (29,338) Closing net debt (27,033) (29,631) 35 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Sustainable business Delivering our Purpose Our sustainable business strategy is embedded within and helps to drive Vodafone’s purpose – to connect for a better future – and is accompanied by our commitment to act responsibly and with integrity wherever we operate. Our sustainable business strategy We believe that Vodafone has a significant role to play in contributing to the societies in which we operate. Our sustainable business strategy articulates our intention to deliver significant positive impact in three areas, each of which has the potential to improve the lives of our customers and wider society. We have established long-term targets to drive change that focuses on women’s empowerment, youth skills and jobs, and energy innovation. Vodafone’s purpose, to connect for a better future, reinforces our commitment to drive impact against the most relevant of the UN’s Sustainable Development Goals (‘SDGs’). Through our business, our sustainable business strategy, programmes and targets, and the work of the Vodafone Foundation, we will help to deliver a meaningful contribution focused on quality education, gender equality, decent work and economic growth, industry, innovation and infrastructure, and climate action. Read more about how our networks, products and services make a difference to societies and the SDGs in our Sustainable Business Report 2019. To address the mobile gender gap of approximately 200 million women, in low and middle-income countries, we have established a goal to: These commercial propositions include Vodacom’s Mum & Baby initiative in South Africa, which provides parents and caregivers with free health information, Vodafone Idea’s Sakhi safety proposition (see case study below) and our Business Women Connect programme in Tanzania and Mozambique – a service specifically designed for women who run micro-businesses that enables them to save and access useful business skills training – are also supporting women to improve their lives. We have made progress towards our goal and now have an estimated 119.8 million active female customers, 6.1 million more than last year and 19.4 million more since 2016. We set this goal in 2016 and are bringing the benefits of mobile to women through a series of targeted commercial programmes. We are also using our mobile technologies to enhance the quality of women’s lives through programmes that: – support education and skills; – improve health and wellbeing; and – enable economic empowerment. Read more at vodafone.com/sbreport2019 transformation Women’s empowerment By empowering women and promoting gender equality, we can enable communities, economies and businesses – including our own – to prosper. Communications technology plays a critical role in helping women to improve their lives and livelihoods. Owning even the most basic mobile phone enables a woman to communicate, get access to information, learn, manage her finances, set up and run a business, and even get help if feeling threatened. Notes: 1 Democratic Republic of Congo, Egypt, Ghana, India, Kenya, Mozambique, South Africa, Tanzania and Turkey. 2019 annual data only includes data from Vodafone India up to August 2018, prior to the merger of this business with Idea Cellular to create Vodafone Idea. 2 GSMA Mobile Gender Gap Report, 2019. Driving positive societal Helping women to feel safer in India In India, there are over a billion mobile connections and while almost half of the population is female, only 59% of them own a mobile phone2. This year, Vodafone Idea (our joint venture in India) launched a new mobile service for female customers called Sakhi that includes a special set of security and safety features, including: Emergency Alerts Location alerts that can be sent to ten pre-registered contacts in an emergency Emergency Balance Ten free minutes of call time that can be used during emergencies, even with zero credit Private Number Recharge Provides a dummy ten-digit number to ensure the privacy of customers when they recharge at retail outlets, avoiding the need for them to have to reveal their mobile number to an unknown retailer Female customers using Vodafone Idea prepaid or postpaid services can sign up to Sakhi for free, and can use the service on any type of phone, even without credit or access to mobile internet. To date, millions of women from both rural and urban areas have subscribed to Sakhi, giving them the confidence to travel further from home to pursue education and employment opportunities, while feeling safer and less at risk of harassment. Goal: To connect an additional 50 million women living in emerging markets1 to mobile by 2025 36 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Youth skills and jobs In many of the countries where we operate, youth unemployment remains at very high levels: 53% in South Africa; 40% in Greece; 34% in Spain and 32% in Italy1. Together with a growing digital skills gap, this creates a significant social and economic challenge. Working together, governments, educators and companies need to find ways to address future workplace needs and enhance the skills of people entering the workforce, to enable them to be better equipped to contribute to a prosperous and inclusive digital society. Vodafone’s programme, “What will you be?”, has been designed to help respond to the digital skills gap. This programme focuses on deepening younger people’s understanding of their potential to contribute to the digital economy and includes a commitment to provide a greater number of digital workplace experiences at Vodafone. By 2022, we will: Gender equality in our workplace Vodafone employs 36,500 women directly and provides employment opportunities for hundreds of thousands more across our global supplier base. We believe that achieving greater gender parity strengthens our company significantly, giving us a better understanding of the needs of the women, men, families and businesses who rely on our networks and services. Achieving gender equality in the workplace, at all levels, remains a significant challenge for most businesses, especially those of a global nature. To address this issue, Vodafone has a long-term ambition to: In 2018 we launched a free smartphone-based service called, Future Jobs Finder, designed specifically to inspire and help young people to understand their strengths and skills in a digital world, access relevant training and find local job opportunities in the digital economy. Since launch, nearly 500,000 unique users have completed the tool, introducing each of them to the top five jobs which match their individual skills and interests. To help us meet this ambition and recruit, retain and develop talented women at every level of our workforce, we have developed a range of programmes and initiatives, including our global maternity policy and our ReConnect initiative, which help to tackle some of the main barriers to women progressing their careers in the workplace. We have met our target of reaching 30% of women in management and leadership roles across our local markets and professional functions, ahead of our deadline of 2020. As of 31 March 2019, women held 31% of our management and leadership roles and we have now set a revised target for women to hold 40% of management and leadership roles by 2030. In addition, as of 31 March 2019, 42% of the Directors of the Vodafone Group Plc Board were women. You can experience Vodafone’s Future Jobs Finder at vodafone.com/whatwillyoube Last year we increased the opportunities we provide to young people to experience work at Vodafone significantly. This year we have provided over 54,500 digital workplace experiences though a range of programmes including apprenticeships, intern and graduate schemes, and coding programmes. See case study above. Read more about our progress against our target on page 42. Note: 1 OECD, 2018. Vodafone Foundation Through its “Connecting for Good” strategy, Vodafone Foundation designs and implements programmes around the world that combine Vodafone’s charitable giving and technology to deliver public benefit and improve people’s lives in areas including digital health, digital learning, with a focus on driving gender equality, and disaster response. Global and local programmes are run in partnership with charitable organisations and NGOs. The total amount donated to Vodafone Foundations in 2019 was over €50 million. Since the Foundation’s inception in 1991, Vodafone has donated over €1.1 billion to the charitable programmes led by our Foundations. Goal: We aim to be the world’s best employer for women by 2025 Goals: Support ten million young people to access digital skills, learning and employment opportunities Provide 100,000 opportunities for young people to receive a digital learning experience at Vodafone Coding Tomorrow In 2016, the Vodafone Turkey Foundation launched its Coding Tomorrow project with the aim of tackling the digital divide. It provides children aged 7–14 with free training in coding and robotics, along with other essential skills valuable for future employment in the digital economy. The project focuses on helping children gain new digital skills and become active producers of technology rather than just being passive consumers of it. In addition to building coding capabilities, participants also develop skills such as problem solving, teamwork, creativity and algorithmic thinking. To expand the reach of the project to more remote and rural areas, the Vodafone Turkey Foundation delivers some of the training using a specially customised truck, which travelled over 6,000km in 2018. Since launch, more than 43,400 children across 60 cities have participated in the project, including more than 30,000 in the last 12 months. Progress towards our 50 million women goal Estimated number of female customers in emerging markets (millions) Baseline:201720182019 2016 100.3 109.7 113.7 119.8 37 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Sustainable business (continued) achieved a 36% reduction in the amount of GHG emissions per petabyte (‘PB’) of mobile data carried, to reach an average of 371 tonnes CO2e per PB (2018: 577). We will meet our targets through a combination of further investment in energy efficiency initiatives across our networks, particularly in power supply and cooling, (read more on page 21) and moving towards purchasing 100% of our electricity from renewable sources. During the year 15% of our electricity used was from renewable sources. To support our energy reduction ambitions, we have established an employee engagement programme, ‘#RedLovesGreen’. This programme raises awareness of the individual actions that employees can take to reduce our business and their individual energy use and encourages changes in behaviour that collectively could have a significant impact. Since launching the programme in June 2018, over 5,000 employees engage regularly on this topic. In addition to reducing our direct GHG emissions, we also work to help our customers minimise their energy needs, particularly through the development of IoT services that use network intelligence to optimise performance and minimise energy use. This year we helped our customers to save an estimated 2.9 tonnes of CO2e for every tonne we generated through our own activities (read more on page 16). Energy innovation There is clear evidence that man-made greenhouse gases (‘GHG’) are having a direct negative impact on the climate. We support the view that urgent action is needed to address climate change and we have introduced two targets to reduce our impact. By 2025, we will: These are ambitious targets for our business, with no simple global solution available, particularly given the distributed nature of our network and predicted data growth. However, in the last year we have made progress to ensure that we meet these targets in a credible way and they are now being integrated into future business plans at a local country level. This year our total GHG emissions decreased by 3% to 2.00 million tonnes of CO2e (carbon dioxide equivalent), predominantly due to a reduction in the carbon emissions associated with purchased electricity. We continued to improve our overall energy efficiency profile during the year and from renewable sources Percentage of purchased electricity % 15.315.4 13.2 201720182019 Sourcing renewable electricity To meet our GHG targets, we will be moving to purchase increasing amounts of renewable electricity and further develop on-site renewable energy generation capability, when it is commercially and technically feasible to do so. On-site renewable electricity is primarily generated through installing solar photovoltaic systems at base station sites and technology centres. However, the number of sites where this is possible is often limited by space or ownership constraints. In Vodacom Lesotho however, 23% of our base station sites are powered by on-site solar panels. This year, we launched a tender for the construction and operation of two industrial-scale solar parks in Egypt. The two solar arrays are planned to come online before the start of 2025 and will aim to meet a substantial proportion of Vodafone Egypt’s electricity demands. GHG emissions per petabyte of mobile data carried by our networks tonnes of CO2e 926 577 371 201720182019 Goals: Reduce our greenhouse gas emissions by 50% Purchase 100% of the electricity we use from renewable sources Greenhouse gas (‘GHG’) emissions million tonnes of CO2e Scope 1 emissions (over which we have direct control) Scope 2 emissions (from purchased electricity) 2.022.062.00 201720182019 Note: Calculated using local market actual or estimated data sources from invoices, purchasing requisitions, direct data measurement and estimations. Carbon emissions calculated in line with GHG Protocol standards. Scope 2 emissions are reported using the market-based methodology. For full methodology see our Sustainable Business Report 2019. 1.77 1.72 1.74 0.29 0.30 0.26 Our environmental impact 38 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information We work with our suppliers, partners and peers to drive responsible and ethical behaviour and high standards throughout our supply chain, and do our utmost to keep everyone working in our operations safe from harm. Our Code of Ethical Purchasing sets out the standards we expect our suppliers to meet on health and safety, labour rights (including child or forced labour), ethics and environmental protection. In addition, our training and audit programmes help to improve their practice and approach both directly and further down the supply chain. We expect our suppliers to continuously monitor their compliance with the standards set out in our mandatory Code of Ethical Purchasing and promptly rectify any failures to do so. We also require them to report serious breaches to Vodafone immediately, in order for us to understand what happened and ensure they take corrective action. Our established policies, governance and due diligence processes help us to ensure we avoid, reduce and mitigate these risks. Mobiles, masts and health The health and safety of our customers and the wider public is a priority for Vodafone. While our mobile devices and masts operate well within the guidelines set by the International Commission on Non-Ionizing Radiation Protection (‘ICNIRP’), we recognise that in a number of countries there is still some public concern regarding the electromagnetic frequency (‘EMF’) emissions from mobile devices and base stations. We endeavour to address these concerns by providing up to date, open, transparent information on our website and by engaging with local communities. The frequencies proposed for 5G are covered by existing international and national exposure guidelines and regulations for radio-frequency electromagnetic fields. These international guidelines are based on extensive reviews of published scientific research, and apply in the same way to 5G as they do to existing 2G, 3G and 4G technologies and other radio-frequencies such as radio and TV transmissions. We are committed to ensuring that our business operates ethically, lawfully and with integrity in all our markets and see this as critical to our long-term success. As part of this, our transparency programme has been designed to provide detailed information on our policies, principles, approach and performance in four main areas, each the focus of intense public debate. The programme is also supported by a number of other annual statutory and material non-financial disclosures. Taxation and total economic contribution As a major investor, taxpayer and employer, we make a significant contribution to the economies of all the countries in which we operate. Our tax report sets out our total contribution to public finances on a cash-paid basis. The information we share aims to help our stakeholders understand our approach, policies and principles. This year we also share our views on key topics of relevance, including the taxation of the digital economy. Our report also includes our OECD BEPS country-by-country disclosure, as submitted to HMRC, making us the first organisation to publish this information. Read more at vodafone.com/mmh We recognise our responsibility to respect the human rights of every individual who works for us, either as an employee or through our supply chain, and of the communities close to our operations. We acknowledge our responsibility to respect human rights as set out in the International Bill of Human Rights and the eight fundamental conventions on which the United Nations Guiding Principles on Business and Human Rights are based. That respect is embedded in our Code of Conduct which sets the expectations and responsibilities of everyone who works for or with us. Read more at vodafone.com/tax Supply chain integrity and safety Our businesses rely on a complex and multilayer global supply chain and we spend more than €22 billion a year with more than 10,800 direct suppliers around the world, to meet our customers’ needs. We recognise there are many different labour rights, safety and environmental risks inherent within our supply chain and have developed and implemented policies and processes to extend our human rights commitments into our supply chain, as specified in our Code of Conduct. Note: 1 OECD, 2018. Ensuring human rights compliance in our supply chain We monitor compliance with our Code of Ethical Purchasing in a number of ways, ranging from ensuring our suppliers complete our ethical, labour and environmental risk questionnaire, to detailed evaluations and on-site audits. We conduct our own audits for specific suppliers that we have identified as high risk and that are not covered by the shared assessments we carry-out with Joint Audit Cooperation (‘JAC’). This year we conducted six such on-site reviews. We work with JAC, a supply chain initiative created specifically for the telecommunications industry, to conduct and share audits with whom we share many suppliers. Between January and December 2018, there were 79 shared on-site audits, of which 69 were within Vodafone’s supply chain. As part of the JAC initiative, this year Vodafone worked with three other operators to launch a Supplier Academy to build supplier capability. The Academy focuses on developing training to help suppliers assess and improve the social, ethical and environmental performance issues that may arise within their own supply chains. Following a week of classroom training delivered by an internationally recognised audit and verification company, five participating suppliers were on-boarded into the Academy. They were then given an opportunity to gain practical experience of performing an audit under the supervision of an independent third party auditor. Once completed, suppliers were then able to complete 25 audits of their own, or of their suppliers’, facilities and shared the results with Vodafone. Human rights Operating responsibly 39 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Sustainable business (continued) Our commitment to human rights is overseen by our Group Executive Committee (‘ExCo’). In each of the countries in which we operate, the Chief Executive responsible for our operating company oversees human rights matters, with governance support from relevant local market professionals. As part of our anti-bribery programme, every Vodafone business must adhere to minimum global standards, which include: – ensuring there is a due diligence process for suppliers and business partners at the start of the business relationship; – completion of the global e-learning training for all employees, as well as tailored classroom training for higher risk teams; and Read more at vodafone.com/humanrights Our most salient human rights risks relate to an individual’s right to privacy and freedom of expression. Our Digital Rights and Freedoms Reporting Centre contains information related to the protection of our customers’ private communications and how we work to respect our customers rights and express themselves freely. Our reports explain how we respond to lawful demands for government access to our customers’ data and how we protect our customers’ data and respect their right to privacy and freedom of expression. Our principles and approach on a wide range of topics, including law enforcement surveillance, privacy, data protection, freedom of expression, censorship and the digital rights of the child, can be found on our online reporting centre along with information on how many government requests for access to customer data we receive in every country where it is legal to disclose this information. – using Vodafone’s global online gift and hospitality registration platform, as well as ensuring there is a process for approving local sponsorships and charitable contributions. Implementation of the anti-bribery policy is monitored regularly in all local markets as part of the annual Group Policy Compliance Review assurance process, which reviews key anti-bribery controls. In addition, visits to local markets, on a rotating basis, enable us to assess the implementation of the anti-bribery programme in more detail, through on-the-ground reviews. All Vodafone employees are encouraged to report any suspected breaches of our Code of Conduct as soon as possible, using our “Speak Up” process. Senior executives review every Speak Up report and the programme is reviewed by the Group Risk and Compliance Committee. In our latest Global People Survey, 84% of respondents said they would use Speak Up to report unethical behaviour. Read more at vodafone.com/digitalrights Vodafone does not tolerate bribery and corruption in any form. Our policy on this issue is summarised in our Code of Conduct and states that employees or others working on our behalf must never offer or accept any kind of bribe. Our anti-bribery policy is consistent with the UK Bribery Act and the US Foreign Corrupt Practices Act and any breaches can lead to dismissal or termination of contract. The policy provides guidance about what constitutes a bribe and prohibits giving or receiving any excessive or improper gifts and hospitality. It also makes clear that where our policy differs in degree from an equivalent local law, we must follow the more stringent of the two. Our Chief Executive and ExCo oversee our efforts to prevent bribery. They are supported by local market Chief Executives, who are responsible for ensuring that our anti-bribery and corruption programme is implemented effectively in their local market. GNI company assessments visit company-assessments Anti-bribery and corruption G NI assessment In 2017, we joined the Global Network Initiative (‘GNI’) as a Board member. The GNI is a multi-stakeholder forum created to address the complex challenge of protecting digital rights globally. Joining the GNI strengthened and broadened our commitment to digital rights and followed our founding role in the Telecommunications Industry Dialogue on Freedom of Expression and Privacy. The GNI brings together information and communications technology companies, civil society groups (including human rights and media freedom groups), academics and investors with a shared commitment to promote and advance freedom of expression and privacy worldwide. As part of our membership of the GNI, we must commit to implement the GNI Principles, putting concrete measures in place to protect and advance freedom of expression and the right to privacy. All GNI companies undergo an independent assessment of their implementation of the Principles every two years, to demonstrate their efforts in practice. We started preparations for our first independent assessment in August 2018 by setting up a team of senior level experts from across the business and across our operating markets to participate in the required interviews, evidence collection and report writing. We continued this work until the March 2019 Board review meeting, working together with our independent assessor, who reviewed our processes, policies and the governance model that we use to safeguard our user’s rights to freedom of expression and right to privacy, to ensure all relevant areas were covered. Vodafone completed its first formal GNI assessment in March 2019 during which the Board reviewed a detailed report on Vodafone and determined that we are making good faith efforts to implement the GNI Principles with improvement over time. We will issue a public report on any related recommendations in early 2020, following the release of the formal GNI report on the 2019 assessments. For more information on the www.globalnetworkinitiative.org/ 40 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information vodafone.com/sbreporting vodafone.com/sbreport2019 Non-financial information statement The table below outlines where the key contents requirements of the Non-Financial Statement can be found within this document (as required by sections 414CA and 414CB of the Companies Act 2006). Vodafone’s sustainable business reporting also follows other international reporting frameworks, including the Global Reporting Initiative, CDP and GHG Reporting Protocol. Reporting requirementVodafone policies and approachSection within Annual Report Environmental mattersEnergy innovation performance Our environmental impact, page 38 Climate change risk management Risk watchlist, page 50 Employees Code of Conduct Doing What’s Right, page 43 Occupational health and safety Creating a safe place to work, page 43 Diversity and inclusion Women’s empowerment, page 36 A diverse and inclusive Vodafone, page 43 Social and community matters Driving positive societal transformation Women’s empowerment, page 36 performance Youth skills and jobs, page 37 Vodafone Foundation, page 37 Stakeholder engagementEngaging with our stakeholders, page 62 Mobiles, masts and health Mobiles, masts and health, page 39 Human rights Human rights approach Human rights, page 39 Code of Ethical Purchasing Supply chain integrity, page 39 Slavery and Human Trafficking StatementFind out more, page 41 Anti-bribery and corruption Code of Conduct Anti-bribery and corruption, page 40 Anti-bribery policyAnti-bribery and corruption, page 40 Speak Up process Anti-bribery and corruption, page 40 Policy embedding, Sustainable business, page 36 due diligence and outcomes Principal risk factors and uncertainties, page 44 Description of principal risks Principal risk factors and uncertainties, page 44 and impact of business activity Description of business modelOur strategy, page 14 Non-financial keySustainable business, page 36 performance indicators Find out more Our Sustainable Business Report 2019In 2019, we published our Slavery and Human Trafficking Statement and our Gender provides more detailed information on ourPay Gap Report, in line with our statutory reporting requirements. We also present our progress against our sustainable business contribution to the UN SDGs in a separate report. strategy and targets. Read more atRead our latest reports at 41 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Our people and culture The people behind our purpose led business Attracting and developing great people This year we invested more than €60 million in employee training and development. We have focused on upskilling our people on critical skills they need to succeed now, and investing in developing the skills we will need in the future. This has included developing critical new skills such as digital marketing, e-commerce, coding, big data and analytics to create simple and personalised experiences for our customers. In addition, we have continued to deliver on our commitment to increase the number of digital opportunities provided by Vodafone to those aged 26 and under, with the aim of reaching 100,000 by 2022. Through our digital work experience programmes, apprenticeships, intern and graduate schemes this year we have provided over 54,500 digital workplace experiences. We have continued to expand our vocational training and apprenticeships across our business. These provide young people permanent roles at Vodafone while being supported through continuous learning in order to gain a formal qualification in their chosen fields. In addition, since its launch in 2017, Vodafone’s #codelikeagirl programme has continued to grow, and this year has reached over 1,500 girls in 20 markets. The programme, launched in partnership with Code First: Girls, aims to tackle low representation of girls in STEM education. It offers girls aged 14–18 an immersive one-week digital experience where they learn to code and receive basic training on computer languages and development programmes. Our Discover graduate programme, which has been running for over ten years, offers young people with a bachelor’s or master’s degree a series of assignments across our business areas and local markets. Digital Strategy and Culture Our people are fundamental to every aspect of our Vodafone strategy and are committed to delivering a superior network performance and providing exceptional customer experience. We want Digital to be core to how we all work and think at Vodafone. We have therefore continued the roll out of our refreshed Digital Vodafone Way, which underpins our culture and purpose. At its centre is a focus on three core principles: speed, simplicity and trust. We want our people to respond swiftly and effectively to challenges and opportunities, especially those that affect our customers. We want them to do so while avoiding unnecessary bureaucracy and costly and cumbersome internal processes. And we want all of our business activities and decisions to be informed by an understanding that earning and retaining the trust of our customers, employees and all other stakeholders must be integral to everything we do as we connect people to a “Digital Society”. Over the last year, we have continued to reshape our organisation as part of delivering our Digital strategy. We have transitioned parts of the business to a new organisational model, made up of cross-functional, self-managed teams organised in “Tribes”. The Tribes operate in agile ways of working, bring the right people and skills together from across the company, and are focused on key business outcomes and designed around our customer lifecycle to deliver more for our customers. Our customers Our customers are becoming increasingly digital and they want to be able to interact seamlessly and consistently with us, when and how they want. To support this, we have continued to focus on upskilling our frontline employees and improving our digital customer experience. We have continued the roll out of the Digital Vodafone Way CARE training initiative, across our frontline induction programmes. The core of the programme aims to ensure frontline staff take end-to-end ownership for resolving customer problems and deliver an outstanding customer experience by putting the customer first. This year an additional 20,507 new starters, internal and external, to Vodafone have been trained. London Digital Hub Across the organisation, we are bringing together the right people and skills to scale up and accelerate our digital transformation. An example of this is the exciting new Digital Hub that we have opened in central London. It brings together Consumer and Digital teams in an agile working environment to drive greater collaboration and creativity and ultimately growth for Vodafone UK. It will create a sense of community in a place people feel proud to work in, as well as help attract the best commercial and digital talent available in the country. So far, we have relocated 200 employees and hired over 230 Consumer and Digital Talent to work in our new Digital hub. By the end of the calendar year, we aim to have around 600 Consumer and Digital employees working at this location. Our people: key information By contract By genderBy location Employees: 92,005 Male: 55,556 (60%) Germany: 14% Italy: 6.5%Vodacom: 8% Other: 36% Contractors: 10,423 Female: 36,449 (40%) UK: 12% Spain: 5.5% Vodafone Shared Services: 18% The headcount figures are an average of our monthly headcount and excludes Qatar and joint ventures in India, the Netherlands, Australia and Safaricom. Notes: 1 % of senior women in our top 184 leadership positions. 2 % of women in our 6,715 management and leadership roles. 2019 20182017 Average number of employees 92,005 91,980 92,200 Employee engagement index 80% 79% 79% Employee turnover rate 17% 17% 18% Women on the board 42% 33% 25% Women in senior leadership positions1 28% 26% 26% Women in management and leadership roles2 31% 30% 29% 42 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Doing What’s Right We believe that ethical conduct is just as important as high performance. Our Code of Conduct outlines the behaviours we expect from every single person working for and with Vodafone and helps to ensure that we protect Vodafone’s reputation, our people and our assets. We want everyone in Vodafone to feel safe both in and outside of work. This year Vodafone Foundation commissioned international research on working men and women across nine countries that looked at the impact of domestic violence and abuse on people in the workplace. It found that more than one in three had experienced domestic violence and abuse in some form. 67% said that it affected their career progression and 16% had to leave work because of their situation. As a result, Vodafone has announced a groundbreaking new HR policy specifically for victims of domestic violence and abuse in 23 of its operating companies. Employees will have access to support and specialist counselling, as well as up to ten days additional paid “safe leave”. HR managers will receive specialist training to equip them to provide support to impacted employees. In addition, Vodafone Foundation has announced the international expansion of Bright Sky, a free app that helps identify if abuse is taking place and connects victims of domestic violence and abuse to advice and support services. Since its launch ten years ago, over 5,000 graduates have joined the programme, with 700 recruited this year. This provides Vodafone with a strong pipeline of future talent and, over the last three years, 2,450 graduates have been offered permanent roles at Vodafone. Our Discover programme is highly diverse; this year new entrants were recruited from 21 different countries and over half were female. In addition a further five fatalities resulting from two separate road traffic accidents in Turkey are currently going through legal processes and we have been unable to review them within the year. Road traffic accidents remain a top risk and priority area of focus for us. This year we have continued to roll-out the use of telematics and in-vehicle cameras wherever local privacy legislation allows. We have developed gamified mobile-friendly training for our driver population, enabling them to better anticipate potential issues on the road. Additionally, we have strengthened controls to reduce the risks related to working in proximity to electricity, specifically overhead power lines, as we increase our fibre roll-outs. We also continue to instil a zero fatalities mind-set culture through employee and supplier policies, standards, engagement and training. Improving employee wellbeing remains a key area of focus and we have continued to embed the Group Wellbeing Framework with local markets focusing on one of the specific pillars that best fits their needs locally. A diverse and inclusive Vodafone This year we employed an average of 92,005 people with 131 nationalities as well as over 10,423 contractors. Our commitment to all forms of diversity and inclusion begins at the top, with clear leadership from the Vodafone Group Plc Board and is embedded at every level of our business through the “Digital Vodafone Way,” the “Code of Conduct” and our “Business Principles”. Our commitment is acknowledged and supported by our employees globally. In our 2019 annual Global People Survey, 90% of employees who responded said they felt they were treated fairly, irrespective of age, gender, disability, sexual orientation, gender identity, cultural background or beliefs. Over the last year we have increased our focus on supporting the LGBT+ youth community. Vodafone commissioned research to survey more than 3,000 LGBT+ young people across 15 countries and multiple industries. The research found that 58% of respondents are not open about their sexual orientation or gender identity at work because they worry they will face discrimination, and one in three said they went “back into the closet” when they started their first job. Vodafone has launched a number of initiatives to help create a culture where employees can be open about their sexual orientation and gender identity. These include LGBT+ inclusive messaging on job adverts and career channels, a global “buddying” programme for LGBT+ graduates, a learning programme for Friends of LGBT+ where over 1,500 Friends have signed up, a refreshed Code of Conduct that supports LGBT+ inclusivity, and a toolkit for managers to help create an LGBT+ inclusive workplace. This year we have also worked to understand more about the representation and experiences of our ethnic minorities based in the UK and have initiated diversity disclosures and a multi-cultural network as a result. In addition, we have continued to raise awareness about our disabled population. We have created a digital disABILITY site for all employees, providing guidelines, videos and toolkits, and conducted a review of our websites to increase accessibility for our colleagues. Increasing employee engagement Every year, all our employees are invited to participate in a global survey which allows us to measure engagement levels and identify ways to improve how we do things. This year, 87% of employees participated in the Global People Survey. The survey demonstrated that 85% of employees who responded were proud to work for Vodafone. The overall Engagement Index score – demonstrating employees’ desire to continue working with Vodafone – increased by one percentage point this year, to 80%. Out of the respondents, 88% felt that they were treated with respect at Vodafone. In addition, 85% felt that Vodafone was a socially responsible company, while 82% of respondents would recommend Vodafone as a place to work to their friends and family. Recognising performance We reward people based on their performance, potential and contribution to our values and success. We have continued to promote and improve line management capability on future focused and developmental conversations between employees and line managers. To maintain compliance with our fair pay standards, we benchmark and monitor our pay practices in every country in which we operate. This ensures our pay practices, including retirement and other benefit provisions, are compliant with all local legislation, free from discrimination, market competitive and easily understood. We also offer competitive retirement and other benefit provisions. Global short-term incentive plans are offered to a large percentage of colleagues, and global long-term incentive plans are offered to our senior managers. Our arrangements are subject to company and individual performance measures. Managing change The pace of change in technology means that our industry is always evolving and Vodafone must continue to respond to this change. As a result, over the last year there have been a number of organisational changes in both the global offices and local markets. During a reorganisation, we engage directly with employees to discuss implications, aim to help affected employees find new jobs and offer training to improve interview and CV-writing skills. Any reorganisation is carried-out in compliance with local legislation and in consultation with employee representatives, works councils and local unions. Creating a safe place to work We want everyone working with Vodafone to return home safely every day. Despite all of our efforts, we deeply regret to report two recordable fatalities during the year. 43 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Principal risk factors and uncertainties Identifying our risks We operate a global risk framework across all of our local markets and group entities. This ensures our strategic and operational risks are identified, managed, assured and reported in a consistent way. It is an evolving framework as we continually seek to improve and enhance our risk management processes. Identifying our principal risks Our process begins with collating input from all local markets and Group entities on their most significant risks, having regard to their own local strategic priorities and external environments. This is consolidated into a group-wide view and presented to over 40 of our senior leaders, who add their own input on strategic, functional and emerging risks. This year we added a further lens to the assessment of our risk landscape by including the output from modelling severe but plausible scenarios. We model various scenarios for each risk and examples of these can be found in the principal risks on the following pages. This activity allowed us to supplement the usual qualitative data with some useful quantitative data, providing insight into the potential impact of the risks. The proposed principal risks are then reviewed and agreed by a range of stakeholders, including our Executive Committee, Audit and Risk Committee and Board. Risk categories We have updated the way our risks are categorised. The new approach allows us to consider the risks on a continuum reflecting the degree to which we can seek to control the risks, which in turn reflects the appropriate level of oversight and assurance required to effectively manage these risks. Principal risks These risks are mainly external, associated with our operating environment and typically managed through our strategy Strategy Categories Risks standing and to power our business and These risks are mainly internal, associated with our processes, people and systems and are typically managed through proactive, internal controls Operations potential to impact in the longer term How we manage the risk Risk watchlist – UK’s departure from the EU (‘Brexit’)– EMF health related risks Emerging or developing risks with the– Climate change Operational– Legal compliance Our ability to achieve our– Digital transformation and simplification optimum business model – Successful integration of new assets and management of joint ventures Technological– Cyber threat and information security The systems we use– Technology resilience the data they hold– IT transformation Financial– Global economic disruption/adequate liquidity Our financial status,– Tax changes or challenges continued growth Strategic/External– Geo-political risk in supply chain The influence of – Adverse political and regulatory measures stakeholders and industry players on our business – Market disruption and our response to them – Disintermediation 44 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Key to principal risks Interconnections between the risks We continue to consider risks both individually and collectively in order to fully understand our risk landscape. By identifying the correlation between risks, we can ensure that those that have the potential to cause, impact or increase another risk are weighted appropriately. This exercise also helps to inform our scenario analysis, particularly the combined scenario used in the Long Term Viability Statement (pages 50 and 51). 1 Cyber threat and information security External or internal attack resulting in service unavailability or data breach Adverse political and regulatory measures Regulatory measures impacting strategy; tax challenges Global economic disruption/ adequate liquidity Economic disruption or another risk materialising impacts our ability to refinance Geo-political risk in supply chain Global trade wars and security concerns impact our supply chain Digital transformation and simplification Failure to deliver business and IT transformation targets Market disruption New telecom operators entering the market; price wars reduce margins Technology resilience Failure of key IT, fixed or mobile assets causing service disruption Successful integration of new assets and management of joint ventures Failure to achieve synergies expected from integration of new assets; risk that joint ventures do not operate effectively Legal compliance Non-compliance with laws including privacy, anti-bribery, competition law, anti-money laundering and sanctions 2 3 Financial 4 7 5 3 6 6 7 10 2 8 4 9 8 9 Strategic/ External 10 Disintermediation Technology players gaining customer relevance through emerging technology Key:Low Medium High Critical Technological 1 5 Operational Key changes in the year Changes to risks: Allocation of the Group’s capital has been split, partly merging with the existing Global economic disruption/adequate liquidity risk and also forming part of the new Successful integration of new assets and management of joint ventures risk. EMF health related risk has been moved to our watchlist as a longer-term potential risk. More detail on this risk can be found in the relevant section on page 51. Effective data management was removed during the course of risk reviews in FY19 with the Privacy component being merged into the Legal Compliance risk. New risks: Geo-political risk in supply chain: relates to global trade wars and security concerns that could result in restrictions on key equipment. This could have significant financial, legal, supply chain or operational implications. Successful integration of new assets and management of joint ventures: relates to failure to realise the expected benefits from acquisitions (subject to completion) and jointly controlled businesses that could result if we are unable to effectively manage the integration or any governance failures. 45 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Principal risk factors and uncertainties (continued) Cyber threat and information security Risk owner: Johan Wibergh What is the risk: An external cyber attack, insider threat or supplier breach could cause service interruption or the loss of confidential data. Cyber threats could lead to major customer, financial, reputational and regulatory impact across all of our local markets. Adverse political and regulatory measures Risk owners: Joakim Reiter/Margherita Della Valle What is the risk: Operating across many markets and jurisdictions means we deal with a variety of complex political and regulatory landscapes. In all of these environments, we can face changes in taxation, political intervention and potential competitive disadvantage. This also includes our participation in spectrum auctions. Global economic disruption/adequate liquidity Risk owner: Margherita Della Valle What is the risk: As a multinational business, we operate in many countries and currencies, so changes to global economic conditions can impact us. Any major economic disruption could result in reduced spending power for our customers and impact our ability to access capital markets. A relative strengthening or weakening of the major currencies in which we transact could impact our profitability. Geo-political risk in supply chain Risk owner: Joakim Reiter What is the risk: We operate and develop complex infrastructure in the countries in which we are present. Our networks and systems are dependent on a wide range of suppliers internationally. If we were unable to execute our plans, we, and the industry, would face potential delays to network improvements and increased costs. Digital transformation and simplification Risk owner: Ahmed Essam What is the risk: We are currently implementing a major transformation plan to evolve Vodafone into a Digital ‘First’ company with an aim to deliver world-class customer experience, increase our speed to market and increase operational efficiencies through automation and AI. Failure to do this could lead to missed commercial opportunities, increased costs and customer experience issues. 46 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Risk category: Technological . Example scenario: Scenarios could include attacks on individual markets, parts of our network or large-scale intrusions spanning multiple markets. Emerging threats: Cyber risk is constantly evolving in line with technological advances and geo-political developments. We anticipate threats will continue to evolve in areas such as IoT, supply chain, cloud computing and the use of machine learning. Risk category: Strategic/External Example scenario: We do not receive the requisite approvals to allow us to complete our planned strategic acquisitions. Emerging threats: As connectivity starts to underpin the functioning of different industrial sectors, there is a risk of onerous coverage obligations and regulatory fragmentation through sector-specific connectivity rules. In addition, there is a risk of national fragmentation in relation to emerging technology topics such as AI, which are being dealt with by a variety of institutions. Risk category: Financial Example scenario: A financial crisis impacts on our ability to refinance or access commercial paper or bond markets. Emerging threats: Because this is an externally driven risk, the threat environment is continually changing. Risk category: Strategic/External Example scenario: There is a disruption to our supply chain due to international trade rulings. Emerging threats: As the political landscape changes globally, we could see an increase in trade wars between major world powers. Risk category: Operational Example scenario: Failure to retain customers through a differentiated experience and to achieve our simplification targets. Emerging threats: The digital transformation strategy considers emerging threats and factors these into the ongoing programme management. 47 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Principal risk factors and uncertainties (continued) Market disruption Risk owner: Ahmed Essam What is the risk: New entrants to markets or competitors with lean models could create pricing pressure. The push of competitors towards unlimited bundles could lead to price erosion, which might affect profitability in the short to medium term. Technology resilience Risk owner: Johan Wibergh What is the risk: A technology site loss could result in a major impact to our customers, revenues and reputation. This covers mobile and fixed sites as well as data centres. Our resilience programme also extends to wider service platforms, including television and payments. Successful integration of new assets and management of joint ventures Risk owner: Hannes Ametsreiter/Vivek Badrinath What is the risk: Subject to regulatory approvals, we are undertaking a large-scale integration of new assets across multiple markets. If we do not complete this in a timely and efficient manner, we would not see the benefit of planned synergies and could face additional costs or delays to completion. The successful integration also requires that an important number of technology platforms/services are migrated on time before the termination of the transitional services agreements. We also have a number of joint ventures in operation and must ensure that these operate effectively. Legal compliance Risk owner: Rosemary Martin What is the risk: Vodafone must comply with a multitude of local and international laws. These include laws relating to: privacy; anti-money laundering; competition; anti-bribery; and economic sanctions. Failure to comply with these laws could lead to reputational damage, financial penalties and/or suspension of our licence to operate. Disintermediation Risk owner: Ahmed Essam What is the risk: We face increased competition from a variety of new technology platforms, which aim to build alternative communication services or different touch points, which could potentially affect our customer relationships. We must be able to keep pace with these new developments and competitors in changing markets while maintaining high levels of customer engagement and an excellent customer experience. 48 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Risk category: Strategic/External Example scenario: A loss of market share in a major market due to changing behaviour from existing competitors. Emerging threats: Because this is an externally driven risk, the threat environment is continually changing. Risk category: Technological Example scenario: The loss of essential assets across our networks and internal IT infrastructure. Emerging threats: We could be impacted by an increase in extreme weather events caused by climate change which may increase the likelihood of a technology failure. New assets inherited from acquired businesses may not be aligned to our target resilience levels which may increase the likelihood of a technology failure. Risk category: Operational Example scenario: Integration of a major new acquisition is delayed and benefits cannot be realised as quickly as planned. Emerging threats: This is a new risk so all currently known threats have been included as part of the principal risk. Risk category: Operational Example scenario: Potential breaches across some legal compliance risks which could lead to reputational damage, investigation costs and fines. Emerging threats: Changing workplace dynamics, digital transformation, asset integrations and a change in our employee demographics could degrade our control environment so we are updating our Code of Conduct and various policies to mitigate this. Risk category: Strategic/External Example scenario: Emerging technology impacts our market share. Emerging threats: As we complete acquisition activity, we will have increasing interests in television and fixed line access. The profile of this risk will change as this will widen and/or increase the range of threats from new technology and over the top providers. 49 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Principal risk factors and uncertainties (continued) Risk watchlist There are two ways in which we have identified our emerging risks in this report. First, for our principal risks, we have noted on the previous pages some emerging threats regarding these risks. These uncertainties may relate to future technological, regulatory or political changes. Secondly, we also face a number of uncertainties where an emerging threat may potentially impact us in the longer term. In some cases, there may be insufficient information available to understand the likely scale, impact or velocity of the risk. We also might not be able to fully define a mitigation plan until we have a better understanding of the threat. We have created a watchlist of these risks which we will review on a regular basis to monitor any changes to the likely scale, impact and velocity. Some examples of these are: UK’s departure from the EU (‘Brexit’) The Board continues to keep the implications of Brexit for Vodafone’s operations under review. A cross-functional Brexit steering committee continues to operate. This steering committee has identified the impact of Brexit on the Group’s operations and produced a comprehensive mitigation plan. The terms of the UK’s exit from the EU, and the future relationship, remain uncertain. Due to this current uncertainty, Vodafone is prepared for a no deal scenario, as this was judged to have the most potential for disruption. Although we are a UK headquartered company, a very large majority of our customers are in other countries, accounting for most of our revenue and cash flow. Each of our national operating companies is a stand-alone business, incorporated and licensed in the jurisdiction in which it operates, and able to adapt to a wide range of local developments. As such, our ability to provide services to our customers in the countries in which we operate, inside or outside the EU, is unlikely to be affected by Brexit. We are not a major international trading company, and do not use passporting for any of our major services or processes. Depending on the arrangements agreed between the UK and the EU, the key issue that could directly impact our operational performance is a significant revision to macro economic performance in our major European markets, including the UK, caused by the uncertainty of the Brexit process. This would affect the economic climate in which we operate, and in turn impact the performance of the operating companies in those markets. Climate change There is clear evidence that global temperatures are rising rapidly and a consensus among scientists and policymakers that man-made greenhouse gases (‘GHGs’) are having a direct impact on the climate. We support the view that urgent action is needed to address climate change. Long-Term Viability Statement (‘LTVS’) The preparation of the LTVS includes an assessment of the Group’s long-term prospects in addition to an assessment of the ability to meet future commitments and liabilities as they fall due over the three year review period. Viability Prospects defining the industry Long-Term Viability Statement Directors confirm that they have reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three year period Assessment of principal risks that may influence the Group’s long-term prospects Principal risks Combined scenario Sensitivity analysis Severe but plausible scenarios modelled to quantify the cash impact of an individual principal risk materialising over the three year period Quantification of the cash impact of combined scenarios where multiple risks materialise across one or more markets, over the three year period Sensitivity analysis to assess the level of decline in performance that the Group could withstand, were a black swan event to occur Viability results from comparing the cash impact of the severe but plausible scenarios on the available headroom, considering additional liquidity options Assessment of the Group’s current position and the adequacy of its strategy and business model to ensure the sustainability of value creation in the long term Long Range Plan is the three year forecast, approved by the Board on an annual basis, and used to calculate cash position and available headroom for the LTVS Outlook of key trends and the broader external environment Headroom is calculated using cash, cash equivalents and other available facilities, at year end 50 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Achieving the required reductions in GHG emissions will be particularly challenging, however, in the context of continuous economic and population growth. As a significant user of energy, the telecommunications and ICT industries face a growing challenge: every additional device connected to a network and every additional gigabyte of data transmitted or stored represents a potential increase in energy needs. Climate change poses a number of potential risks for telecommunications operators, from both a physical (e.g. isolated events such as increased intensity of storms, heatwaves or higher average operating temperatures) and regulatory (e.g. new or strengthened carbon reduction commitments) perspective. We welcome the development of Task Force on Climate-related Financial Disclosures (‘TCFD’) recommendations and have updated our risk management process this year to strengthen our consideration of the potential business implications and impacts of climate change. In addition, we undertook an independent gap analysis of our reporting against the TCFD recommendations and are working to achieve full alignment. For further information on how we are working to reduce our environmental impact, including performance against our 2025 targets to reduce our GHG emissions by 50% and to purchase 100% renewable electricity, see page 38 and the Sustainable Business Report 2019. EMF A cross-functional team, led by a Director and sponsored by an Executive Committee member meets regularly to identify, and discuss risk and compliance issues relating to EMF and reported twice this year to the Board about developments in science, policy and compliance. We have a network of resources in each market to drive compliance and to share best practice. In addition, we work with the industry and the GSMA to identify and adopt best practice. The risk can be broken down into three areas: – failure to meet our policy requirements or comply with international guidelines (set by International Commission on Non-Ionizing Radiation Protection) or local legislation as it applies to EMF. – the risk arising from activism or negative sentiment towards location or installation of radio base stations. – changes in the radio technology we use or the body of credible scientific evidence which may impact either of the two risks above. Assessment of viability Vodafone adopts a three year period to assess the Group’s viability. This time horizon is in line with our business planning cycle and a period in which principal risks (particularly those of an operational nature, over which we have more control) typically develop, in what is a dynamic industry sector. The three year period is also in line with long-term management incentives and the outputs from the long range planning process. The plans and projections prepared as part of this forecasting cycle include the Group’s cash flows, planned commitments, required funding and other key financial ratios. We assume that debt refinance will be available in all plausible market conditions and that there will be no material changes to the Group’s structure over the period. The estimated impact of an individual severe but plausible scenario for each principal risk on the three year plan forms the cornerstone of our approach to LTVS. In addition, we stress tested a combined scenario taking into account the interconnections between the risks, shown on the diagram on page 45, where the following risks were modelled as materialising over the three year period: with the focus on identifying underlying opportunities for the Group and setting the future strategy. The output from this session is reflected in the strategic section of the Annual Report (pages 8 and 9), which provides a view of the Group’s long-term prospects. Conclusions The Board has assessed the prospects and viability of the Group in accordance with c2.2 of the 2016 UK Corporate Governance Code, considering: the Group’s strategy and business model; and the principal risks threatening the Group’s future performance, solvency, liquidity and reputation. The assessment also ensured a review of the reasonableness of actions available to management in response to any risk or combination of risks materialising. Total cash and facilities available of €13.6 billion (pages 114 to 159) as of 31 March 2019, along with options available to reduce cash outgoings over the period considered, provide the Group with sufficient positive headroom in all scenarios tested. Reverse stress testing revenue and EBITDA over the review period also confirmed that the Group has sufficient positive headroom available to face uncertainty. The Board deemed the stress test conducted of the Group’s viability to be adequate and therefore confirm that they have a reasonable expectation that the Group will remain in operation and be able to meet its liabilities as they fall due up to 31 March 2022. – Market disruption Significant market disruption resulting in loss of market share across our key markets. – Integration of assets Slower realisation of synergies and higher costs than anticipated to integrate acquired businesses. – Cyber threat and information security Cyber security breach caused by ongoing IT transformation leading to a GDPR fine. – Geo-political risk in supply chain Disruption in the supply chain due to international trade rulings restricting access to key suppliers. – Global economic disruption/ adequate liquidity The combination of the above within a short time frame puts pressure on our liquidity and our ability to refinance. Assessment of long-term prospects Each year the Board conducts a strategy session, reviewing the internal and external environment as well as significant threats and opportunities to the sustainable creation of shareholder value in the long-term (known emerging threats related to each principal risk are described in pages 46 to 49). As an input to the strategy discussion, the Board reviews some of the principal risks that are longer term in nature (including adverse political and regulatory measures, market disruption and disintermediation), 51 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Chairman’s governance statement Committed to strong and robust corporate governance to support the creation of long-term sustainable value Dear Shareholder, Welcome to the Corporate Governance Report for the year ended 31 March 2019, which I am pleased to present on behalf of the Board. This report includes insight into how corporate governance underpins and supports our business and the decisions we make. The Board is committed to the creation of long-term sustainable value for the benefit of our shareholders and wider stakeholders, and strong and robust corporate governance is integral in supporting this. During 2018 the Board has ensured a successful transition of the Chief Executive and Chief Financial Officer and the implementation of a refreshed purpose and strategy to address industry headwinds. We have also recommended the appointment of a new statutory auditor for the year ending 31 March 2020, Ernst & Young LLP, following a tender process run by the Audit and Risk Committee. Further information on this tender process can be found in the Audit and Risk Committee report on page 74. The Board has also spent time considering the changes brought in by the 2018 UK Corporate Governance Code (the ‘new Code’) and The Companies (Miscellaneous Reporting) Regulations 2018 (the ‘Regulations’) to ensure Vodafone’s compliance. In addition to the Board, the Executive Committee and senior management understand how we work is as important as what we achieve, and ensure that the importance of compliance and integrity is recognised at all levels throughout the Group. The cultural climate in Vodafone is measured through a number of mechanisms including policy and compliance processes, internal audit, and formal and informal channels for employees to raise concerns including our employee opinion survey and Speak Up, our whistleblowing programme. Speak Up is also available to the contractors and suppliers working with us. During the year the Audit and Risk Committee has been kept abreast of any material whistleblowing incidents and detail on action taken when our employees do not display the values and behaviours expected of them. Governance This year Vodafone was subject to the 2016 UK Corporate Governance Code and I am pleased to confirm that Vodafone has applied the principles and complied with all of the provisions. During 2018 the Regulations and the new Code were published and are the result of the action taken as part of the UK Government’s commitment to corporate governance reform in order to build trust in business. The Regulations and new Code put more emphasis on engagement with stakeholders, diversity, remuneration structures and the strengthening of corporate culture. The Board is supportive of the aim to build trust in business and of the requirements under the Regulations and new Code. We have spent time this year considering our compliance and the ways to enhance our disclosures for our 2020 Annual Report to demonstrate the high levels of corporate governance maintained within Vodafone. I look forward to providing you with further detail on our compliance in our 2020 Corporate Governance Report. Purpose and strategy Following Vittorio Colao stepping down as Chief Executive at the end of September 2018 and Nick Read’s appointment, Nick brought a revised strategy to the Board for consideration. The Board were very supportive of Nick’s proposal and the revised strategy, which was announced in November 2018, has been a significant focal point for the Board this year. As part of the revised strategy, we have also refreshed our purpose – “We connect for a better future”– and committed to improve one billion lives and halve our environmental impact by 2025. Our purpose is at the core of our strategy which aims to drive shareholder returns through a focus on operational excellence and organic growth by: deepening customer engagement; transforming our operating model; and improving asset utilisation. Further information on our refreshed purpose, revised strategy and the Group’s performance over the last 12 months can be found in the Overview and Strategic Report sections. Board composition Through the Nominations and Governance Committee, we keep the composition of the Board under review to ensure it is refreshed to reflect the skills, experiences and diversity required to remain effective. Over the last 12 months there have been a number of changes to the Board including the appointment of Nick Read as Chief Executive and Margherita Della Valle as Chief Financial Officer following the assessment of both internal and external candidates for the positions. The promotion of Nick and Margherita is reflective of our commitment to succession planning for all senior positions within Vodafone and our commitment to the development of internal talent. Additionally, after a thorough search to identify an appropriate Non-Executive Director with telecommunications experience, we were pleased to welcome Sanjiv Ahuja to the Board in November 2018. Sanjiv brings extensive telecommunications experience having worked in various telecom companies including Telcordia and Orange Plc and enhances the knowledge and skills already brought by Board members. Culture and values The Board recognises the importance of its role in setting the tone of Vodafone’s culture and embedding it throughout the Group and I am committed to instilling and upholding the culture and values we expect to see from all of our employees. Our Code of Conduct underpins everything that we do and is reinforced through the Digital Vodafone Way, which sets out the type of organisation we want to be. Everyone who works for and with us is required to comply with these. An overview of our Code of Conduct and the Digital Vodafone Way can be found on pages 42 to 43. 52 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Last year we asked Samuel Jonah to remain on the Board for a further 12 months which shareholders supported by re-electing him at our 2018 AGM. After ten years on our Board, Samuel will step down at the conclusion of our AGM on 23 July 2019. I would like to take this opportunity to thank Samuel for his effective and valuable contributions to the Board over his tenure and wish him every success for the future. These changes are in addition to the three Non-Executive Directors appointed to the Board since September 2015 who bring financial expertise, IT and technology experience. The refreshed composition enables the Board to remain effective and we are committed to further strengthening this with additional telecommunications experience over the next 12 months. We are committed to having a Board that is diverse in all respects and we continue to take into consideration the targets set out in the Parker and Hampton-Alexander reviews. I am pleased to report that the Board is currently exceeding its target of having 33% female representation on the Board by 2020. Board effectiveness This year the Board undertook an external effectiveness review in accordance with the requirements under the 2016 UK Corporate Governance Code. The review was undertaken by Raymond Dinkin from Consilium and involved interviews with all of the Board members, the Group General Counsel and Company Secretary and the Executive Committee, and observation of our interactions at a Board, Nominations and Governance Committee and Audit and Risk Committee meeting. The review concluded that the Board remains effective. Further information on the process of Consilium’s appointment and the actions arising out of the review can be found on pages 66 to 67. As part of the review undertaken last year, the Board wanted further focus on developments in technology and the benefits and risks that this could pose. This year we received regular training sessions from our Group Chief Technology Officer and Cyber Security team, culminating in a Board visit to our Cyber Defence Centre. This visit provided insight into the investments Vodafone has made to keep our employee, customer and supplier information secure against external cyber threats. Stakeholder engagement Vodafone’s success is dependent on the Board taking decisions for the benefit of our shareholders and in doing so having regard to all of our stakeholders. The Regulations and the new Code have renewed the emphasis on stakeholder engagement and on pages 62 to 64 you will find further information on how we have engaged with all of our stakeholders this year. The Board is committed to understanding the views of all of Vodafone’s stakeholders in order to inform the decisions that we make. Looking ahead The Board is committed to maintaining the highest standards of corporate governance across the Group to support the delivery of our strategy and the creation of long-term sustainable value. Over the next 12 months we will also be focused on demonstrating our compliance with the new Code and Regulations. /s/ Gerard Kleisterlee Gerard Kleisterlee Chairman 7 June 2019 Compliance with the 2016 UK Corporate Governance Code (the ‘Code’) In respect of the year ended 31 March 2019 Vodafone Group Plc was subject to the Code (available from www.frc.org.uk). The Board is pleased to confirm that Vodafone applied the principles and complied with all of the provisions of the Code throughout the year. Further information on compliance with the Code can be found as follows: LeadershipRead more EffectivenessRead more Accountability Read more Remuneration Read more Relations with shareholdersRead more Disclosure Guidance and Transparency Rules We comply with the corporate governance statement requirements pursuant to the FCA’s Disclosure Guidance and Transparency Rules by virtue of the information included in this “Governance” section of the Annual Report together with information contained in the “Shareholder information” section on pages 214 to 220. Dialogue with shareholders 62 Constructive use of general meetings 62 The level and components of remuneration 81 Procedure 77 Financial and business reporting72 Risk management and internal control76 Audit Committee and auditors 71 Composition of the Board 54 Appointments to the Board 68 Commitment 68 Development 65 Information and support 65 Evaluation66 Re-election 68 The role of the Board 54 Division of responsibilities 55 The Chairman 55 Non-Executive Directors 55 53 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Board leadership and company purpose How we are governed We have a strong and effective governance system throughout the Group. Responsibility for good governance lies with the Board. development. Operation of the Board and its Committees Comprised of the Chairman, Senior Independent Director, Non-Executive Directors, the Chief Executive and the Chief Financial Officer, the Board is collectively responsible for the oversight and success of our business. The Board discharges some of its responsibilities directly and others through its principal Board Committees and through management. The Matters Reserved for the Board and Committee Terms of Reference were last reviewed in March 2019 and are available on our website vodafone.com. The Board is responsible for ensuring leadership through effective oversight and review, it sets the strategic direction and aims to deliver sustainable stakeholder value over the longer term. The Board also oversees the implementation of appropriate risk assessment systems and processes to identify, manage and mitigate Vodafone’s principal risks. It is also responsible for matters relating to finance, audit and internal control, reputation, listed company management, corporate governance and effective succession planning much of which is overseen through its principal Committees. Full details of the Committees’ responsibilities are detailed within the respective Committee reports on pages 68 to 96. The Executive Committee and other management committees are responsible for implementing strategic objectives and realising competitive business performance in line with established risk management frameworks, compliance policies, internal control systems and reporting requirements. Board meetings are structured to allow open discussion. At each meeting the Directors are made aware of the key discussions and decisions of the three principal Committees by the respective Committee Chairs. Minutes of Board and Committee meetings are circulated to all Directors after each meeting. Details of the Board’s activities during the year can be found on pages 60 and 61. The Board held seven scheduled meetings during the year and additional meetings as required. Further information on the attendance of each Director at Board and Committee meetings can be found on page 57. Our purpose, values and culture At Vodafone, we connect for a better future and we have committed to improve one billion lives and halve our environmental impact by 2025. This is underpinned by our strategy to enable the digital society, ensure inclusion for all and protect our planet and the Board recognises that a healthy corporate culture is fundamental to this. Vodafone’s culture is defined through the Digital Vodafone Way and the Code of Conduct. Together these set out what we expect from our employees and how we expect business to be carried out. By embedding the Digital Vodafone Way into our processes, we strive for a culture of speed, simplicity and trust. Our Code of Conduct and the Digital Vodafone Way can be found on our website vodafone.com. Our leaders have a critical role in setting the tone of our organisation and championing the behaviours we expect to see. The Executive Committee led campaigns and engagement throughout the year to highlight our values and beliefs. Various indicators are used to provide insight into our culture, including employee engagement, health, safety and wellbeing measures and diversity indicators. We regularly assess the state of our culture, through activities such as compliance reviews and we address behaviour that falls short of our expectations. Executive Officer Committee of financial information. The Board Responsible for the overall conduct of the Group’s business including our long-term success; setting our purpose; values; standards and strategic objectives; reviewing our performance; and ensuring a positive dialogue with our stakeholders is maintained. Chief Chief Financial Audit and Risk Committee Reviews the integrity, adequacy and effectiveness of the Group’s system of internal control, including the risk management framework and related compliance activities. 71 Read more Nominations and Governance Committee Evaluates Board composition and ensures Board diversity and a balance of skills. Reviews Board and Executive Committee succession plans to maintain continuity of skilled resource. Oversees matters relating to corporate governance. 68 Read more Remuneration Committee Sets, reviews and recommends the policy on remuneration of the Chairman, Executives and senior management team. Monitors the implementation of the Remuneration Policy. 77 Read more Executive Committee Focuses on strategy implementation, financial and competitive performance, commercial and technological developments, succession planning and organisational Disclosure Oversees the accuracy and timeliness of Group disclosures and approves controls and procedures in relation to the public disclosure Risk and Compliance Committee Assists the Executive Committee in fulfilling its accountabilities with regard to risk management and policy compliance. 54 Vodafone Group Plc

Overview Strategic Report Governance Division of responsibilities Financials Other information Board roles and responsibilities We have a clear division of responsibilities between our Chairman and Chief Executive, each role is clearly defined and is quite distinct from one another. The Board currently comprises the Chairman, two Executive Directors and nine Non-Executive Directors. Our Non-Executive Directors bring wide and varied commercial and financial experience to the Board and Committees. A summary of each role can be found below. Chief Financial Officer – Supports the Chief Executive Officer in developing and implementing the Group strategy; – Leads the global finance function and develops key finance talent; Chairman – Ensures effective financial reporting, processes and controls are in place; – Leads the Board, sets each meeting agenda and ensures the Board receives accurate, timely and clear information in order to monitor, challenge, guide and take sound decisions; – Recommends the annual budget and long-term strategic and financial plan; and – Promotes a culture of open debate between Executive and Non-Executive Directors and holds meetings with the Non-Executive Directors, without the Executive Directors present; – Oversees Vodafone’s relationships with the investment community. Senior Independent Director – Regularly meets with the Chief Executive and other senior management to stay informed; – Provides a sounding Board for the Chairman and acts as a trusted intermediary for the Directors as required; – Ensures effective communication with shareholders and other stakeholders; – Meets with the Non-Executive Directors (without the Chairman present) when necessary and at least once a year to appraise the Chairman’s performance and communicates the results to the – Promotes high standards of corporate governance and ensures Directors understand the views of the Company’s shareholders and other key stakeholders so they can consider them, and the section 172 Companies Act 2006 factors, in Board discussions and decision-making; Chairman; and – Together with the Nominations and Governance Committee (excluding the Chairman), leads an orderly succession process for the Chairman. – Promotes and safeguards the interests and reputation of the Company; and Non-Executive Directors – Represents the Company to customers, suppliers, governments, shareholders, financial institutions, the media, the community and the public. – Monitor and challenge the performance of management; – Assist in development, approval and review of strategy; – Review Group financial information and provide advice to management; Chief Executive – Provides coherent leadership of the Company, including representing the Company to customers, suppliers, governments, shareholders, financial institutions, employees, the media, the community and the public and enhances the Group’s reputation; – Engage with stakeholders and provide insight as to their views including in relation to employees and the culture of Vodafone; and – As part of the Nominations and Governance Committee, review the succession plans for the Board and key members – Leads the Executive Directors and senior management team in running the Group’s business, including chairing the Executive Committee; of senior management. Company Secretary – Develops and implements Group objectives and strategy having regard to shareholders and other stakeholders; – Ensures compliance with Board procedures and provides support to the Chairman, to ensure Board effectiveness; – Recommends remuneration, terms of employment and succession planning for the senior executive team; – Assists the Chairman by organising induction and training programmes and ensuring that all Directors have full and timely access to all relevant information; – Manages the Group’s risk profile and ensures appropriate internal controls are in place; – Ensures the Board has high-quality information, adequate time and – Ensures compliance with legal, regulatory, corporate governance, social, ethical and environmental requirements and best practice; and appropriate resources in order to function effectively and efficiently; – Provides advice and keeps the Board updated on corporate – Ensures there are effective processes for engaging with, communicating with, and listening to, employees and others working for the Company. governance developments; and – Facilitates the Directors’ induction programmes and assists with professional development. 55 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Board of Directors Experienced, effective and diverse leadership Our business is led by our Board of Directors. Biographical details of the Directors and senior management as at 6 June 2019 are as follows (with further information available at vodafone.com/board). Gerard Kleisterlee Nick Read Chief Executive – Executive Director Margherita Della Valle Chief Financial Officer – Executive Director Valerie Gooding cbe N R Senior Independent Director N Chairman – Independent on appointment Tenure: 8 years Tenure: <1 year (as Chief Executive) Tenure: <1 year Tenure: 5 years Skills and experience: Gerard has extensive experience of senior leadership of global businesses both in the developed and emerging markets. He brings to the Group a deep understanding of the consumer electronics, technology and lifestyle industries gained from his career with Philips Electronics spanning over 30 years and continues to use this experience to oversee the development of Vodafone’s strategy and the effectiveness of its operations as a total communications company. Skills and experience: As Chief Executive, Nick combines strong commercial and operational leadership with a detailed understanding of the industry and its opportunities and challenges. Prior to becoming Chief Executive in October 2018, Nick served as Group Chief Financial Officer from April 2014, and held a variety of senior roles including Chief Executive for Africa, Middle East and Asia Pacific for five years and Chief Executive of Vodafone UK. Prior to joining Vodafone, he held senior global finance positions with United Business Media Plc and Federal Express Worldwide. Skills and experience: Margherita brings considerable corporate finance and accounting experience to the Board. She was Deputy Chief Financial Officer from 2015 to 2018, Group Financial Controller from 2010 to 2015, Chief Financial Officer of Vodafone’s European region from 2007 to 2010 and Chief Financial Officer of Vodafone Italy from 2004 to 2007. Margherita joined Omnitel Pronto Italia in Italy in 1994 and held various consumer marketing positions in business analytics and customer base management before moving to finance. Omnitel was acquired by Vodafone in 2000. Skills and experience: Valerie brings a wealth of international business experience obtained at companies with high levels of customer service including British Airways and as chief executive of BUPA which, together with her focus on leadership and talent, is valuable to Board discussions. Other current appointments: – TUI AG, non-executive director – Aviva UK Insurance Ltd, chairman – English National Ballet, trustee – ENB Productions Limited, director – Royal Botanical Gardens, Kew, Queen’s trustee Other current appointments: – Royal Dutch Shell, deputy chair, senior independent director, chair of the remuneration committee and member of the nomination and succession committee – ASML, chairman of supervisory board Other current appointments: – Booking Holdings Inc., non-executive director Other current appointments: – None Sanjiv Ahuja Non-Executive Director Sir Crispin Davis Non-Executive Director Michel Demaré Non-Executive Director Dame Clara Furse Non-Executive Director R A A N Tenure: <1 year Tenure: 4 years Tenure: 1 year Tenure: 4 years Skills and experience: Sanjiv has broad telecoms expertise, having led mobile, broadband and infrastructure companies, such as Telcordia (formerly Bellcore), Orange Plc and Tillman Global, as well as considerable international experience from operating in Europe, the United States, Africa and Asia. He is the founder and chairman of Tillman Global Holdings, which provides telecommunications and renewable energy project development services. His comprehensive knowledge of the telecoms sector is valuable to Board discussions. Skills and experience: Sir Crispin has broad-ranging experience as a business leader within international content and technology markets from his roles as chief executive of RELX Group (formerly Reed Elsevier) and the digital agency, Aegis Group plc, and group managing director of Guinness PLC (now Diageo plc). He was knighted in 2004 for services to publishing and information. He brings a strong commercial perspective to Board discussions. Skills and experience: Michel brings extensive international finance, strategy and M&A experience to the Board, gained during his 18-year career at Dow Chemical, as CFO of Baxter International (Europe), and as CFO and head of global markets of ABB Group. He was the non-executive chairman of Syngenta until the company was sold to ChemChina in 2017 and was the vice chairman of UBS Group AG for 10 years. Skills and experience: Dame Clara brings to the Board a deep understanding of international capital markets, regulation, service industries and business transformation developed from her previous roles as chief executive officer of the London Stock Exchange Group plc and Credit Lyonnais Rouse Ltd. Her financial proficiency is highly valued as a member of the Audit and Risk Committee. In 2008 she was appointed Dame Commander of the Order of the British Empire. Other current appointments: – Louis Dreyfus Company Holdings BV, non-executive director – IMD Business School in Lausanne, vice chairman of the supervisory board – Department of Banking and Finance at the University of Zurich, advisory board member Other current appointments: – Hasbro, non-executive director – Oxford University, trustee and member of the university board – CVC Capital Partners, adviser – Rentokil Initial plc, non-executive director Other current appointments: – HSBC UK, non-executive chairman – Amadeus IT Group SA, non-executive director Other current appointments: – Tillman Global Holdings LLC, chairman – JCDecaux Small Cells Limited, director 56 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Committee Key: A Audit and Risk Committee N R Nominations and Governance Committee Remuneration Committee Solid background signifies Committee Chair Renee James Samuel Jonah kbe Non-Executive Director Amparo Moraleda Non-Executive Director David Nish N R R A A Non-Executive Director Non-Executive Director Tenure: 8 years Tenure: 10 years Tenure: 1 year Tenure: 3 years Skills and experience: Renee brings comprehensive knowledge of the high technology sector developed from her long career at Intel Corporation where she was president. She is currently the chairman and CEO of Ampere Computing. Her extensive experience of international management, technology and the development and implementation of corporate strategy is an asset to the Board and the Committees of which she is a member. Skills and experience: Samuel brings experience and understanding of business operations in emerging markets, particularly Africa. Previously executive president of AngloGold Ashanti Ltd, he provides an international, commercial perspective to Board discussions. Skills and experience: Amparo brings strong international technology experience to the Board from her previous role as chief executive officer of the international division of Iberdola and a career spanning 20 years at IBM, where she held a number of positions across a range of global locations. Skills and experience: David has wide-ranging operational and strategic experience as a senior leader and has a strong understanding of financial and capital markets through his previous directorships which include chief executive officer and chief financial officer of Standard Life plc and chief financial officer of Scottish Power plc. Other current appointments: – Global Advisory Council of Bank of America, member – President of Togo, adviser – Iron Mineral Beneficiation Services, non-executive chairman – Jonah Capital (Pty) Limited, executive chairman – Hollard (formerly Metropolitan) Insurance Company Limited, chairman – The Investment Climate Facility, member of trustee board Other current appointments: – Airbus Group, non-executive director, chair of the nominations, governance and remuneration committees – CaixaBank, non-executive director and chair of the remuneration committee – Solvay, non-executive director – Royal Academy of Economic and Financial Services, member Other current appointments: – HSBC Holdings plc, non-executive director – University of Dundee, honorary professor Other current appointments: – The National Security Telecommunications Advisory Committee, chairman – Carlyle Group, operating executive – Oracle Corporation, non-executive director – Citigroup Inc., non-executive director Board and Committee meeting attendance Nominations Nominations Audit and Riskand GovernanceRemuneration Audit and Riskand Governance Remuneration BoardCommittee Committee Committee BoardCommittee Committee Committee Gerard Kleisterlee 7/7 –5/5 –Dr Mathias Döpfner61/2––1/2 Vittorio Colao1 3/3 –––Dame Clara Furse 7/7 5/5 –– Nick Read 7/7 –––Valerie Gooding cbe7/7 –5/5 5/5 Margherita Della Valle2 5/5 –––Renee James 7/7 –5/5 5/5 Sanjiv Ahuja3 3/3 –––Samuel Jonah kbe7/7 ––5/5 Sir Crispin Davis4 5/7 4/5 4/5 –Amparo Moraleda7 7/7 4/5 –– Michel Demaré5 7/7 – –3/3 David Nish 7/7 5/5 –– Notes: The maximum number of scheduled meetings held during the year that each Director could attend is shown next to the number attended. Additional meetings were held as required. 1 Vittorio Colao stepped down from the Board on 30 September 2018. 2 Margherita Della Valle was appointed on 27 July 2018. 3 Sanjiv Ahuja was appointed on 9 November 2018. 4 Sir Crispin Davis was unable to attend two Board meetings and one Audit and Risk and Nominations and Governance Committee meeting due to medical reasons. 5 Michel Demaré was appointed to the Remuneration Committee on 27 July 2018. 6 Dr Mathias Döpfner was unable to attend one Board and Remuneration Committee meeting due to a prior business commitment. He stepped down from the Board on 27 July 2018. 7 Amparo Moraleda was unable to attend one Audit and Risk Committee meeting due to a prior business commitment. 57 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Executive Committee Delivering our strategy, driving performance Chaired by Nick Read, the Executive Committee focuses on managing Vodafone’s business affairs as a whole, which includes delivering a competitive strategy in fulfilment of our purpose, driving financial performance and ensuring good succession planning and a diverse talent pipeline. Ahmed Essam Chief Commercial Operations and Strategy Officer Rosemary Martin Group General Counsel and Company Secretary Tenure: <1 year Tenure: 9 years Responsibilities: Ahmed is responsible for Vodafone’s global commercial operations and strategy, as well as innovation and transformation projects, including the Company’s digital transformation programme and the Responsibilities: Rosemary is responsible for managing Vodafone’s legal risk and for providing legal, compliance and company secretariat services to the Group. Previous roles include: – Practical Law Company, chief executive officer (2008–2010) – Reuters Group Plc, various governance roles including group general counsel and company secretary (1997–2008) – Rowe & Maw, partner (1990–1997) Customer eXperience eXcellence global programme. Previous roles include: – Vodafone Chief Executive Officer – Europe Cluster (2016–2018) – Vodafone Egypt, Chief Executive Officer (2014–2016) – Vodafone Group, Group Commercial Director (2012–2014) – Vodafone Egypt, various roles including customer care and consumer business unit director (1999–2012) Leanne Wood Chief Human Resources Officer Johan Wibergh Group Technology Officer Joakim Reiter Group External Affairs Director Tenure: <1 year Tenure: 4 years Tenure: 1 year Responsibilities: Leanne joined Vodafone on 1 April 2019. She is responsible for leading Vodafone’s people and organisation strategy which includes developing strong talent and leadership, effective organisations, strategic capabilities and an engaging culture and work environment, thereby building strong capabilities in Vodafone to deliver growth. Responsibilities: Johan is responsible for leading Vodafone’s global technology organisation. His role is integral to developing Vodafone’s convergence strategy on a global scale. Responsibilities: Joakim leads Vodafone’s engagement with external stakeholders (including governments, regulators, international institutions, the media and industry commentators) in order to project Vodafone’s position on the contribution of our industry to broader policy objectives and on issues of importance to our customers and to the communities in which we operate. He is also responsible for security, and for the Vodafone Foundation, of which he is a trustee. Previous roles include: – Ericsson, various roles including executive VP (1996–2015) Previous roles include: – Burberry Plc, chief people, strategy and corporate affairs officer (2015–2019) – Diageo plc, various roles including group human resources director (2000–2015) Previous roles include: – United Nations, assistant secretary-general and United Nations Conference on Trade and Development, deputy secretary-general (2015–2017) – Ministry of Foreign Affairs, Sweden, deputy director-general (2014–2015) – World Trade Organisation, ambassador (2011–2014) – Permanent Representation to the European Union, minister councillor (2008–2011) Membership The Committee is comprised of Nick Read, Chief Executive, Margherita Della Valle, Chief Financial Officer and the senior managers as detailed on these pages. Tenure refers to length of service in role. Biographies for Nick Read, and Margherita Della Valle can be found on page 56. Nick Read Chief Executive Margherita Della Valle Chief Financial Officer 58 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information considered the following items: including updates on technology, the regulatory Each year the Committee conducts a strategy review with GDPR; to be presented to the Board. Director, Group Financial Controller and Group Nick Jeffery Chief Executive Officer – Vodafone UK Dr Hannes Ametsreiter Chief Executive Officer – Vodafone Germany Aldo Bisio Chief Executive Officer – Vodafone Italy Tenure: 2 years Tenure: 3 years Tenure: 5 years Responsibilities: Nick is responsible for: – Defining Vodafone’s strategy in the UK in accordance with Group strategy and operating models; – Delivering the strategic vision and executing commercial plans; and – Ensuring delivery against KPIs. Responsibilities: Hannes is responsible for: – Defining Vodafone’s strategy in Germany in accordance with Group strategy and operating models; – Positioning Vodafone Germany as a Gigabit company, strengthening its role as Germany’s leading TV provider and integrated player; – Delivering the strategic vision, executing commercial plans and delivery against KPIs; and – Shaping Vodafone’s leadership role in Responsibilities: Aldo is responsible for: – Defining Vodafone’s strategy in Italy in accordance with Group strategy and operating models; – Delivering the strategic vision and executing commercial plans; and – Ensuring delivery against KPIs. Previous roles include: – Vodafone Group Enterprise, Chief Executive Officer (2013–2016) – Cable & Wireless Worldwide, Chief Executive Officer (2012–2013) – Vodafone Global Enterprise, Chief Executive Officer (2006–2012) – Vodafone Group, Director, Business Marketing (2004–2006) Previous roles include: – Ariston Thermo Group, chief executive officer/ managing director (2008–2013) – McKinsey & Company, senior partner (2007–2008) – RCS Quotidiani, managing director (2004–2006) – McKinsey & Company, partner (1992–2004) digital technologies. Previous roles include: – Telekom Austria, group chief executive officer (2009–2015) – A1 Telekom, chief executive officer (2009) – Mobilkom Austria/Telekom Austria, chief marketing officer (2001–2009) António Coimbra Chief Executive Officer – Vodafone Spain Vivek Badrinath Chief Executive Officer – Rest of the World and Interim CEO Vodafone Business Serpil Timuray Chief Executive Officer – Europe Cluster Tenure: 6 years Tenure: 2 years Tenure: <1 year Responsibilities: António is responsible for: – Defining Vodafone’s strategy in Spain in accordance with Group strategy and operating models; – Delivering the strategic vision and executing commercial plans; and – Ensuring delivery against KPIs. Responsibilities: Vivek oversees Vodafone’s operations in the Vodacom Group, India, Australia, Egypt, Ghana, Kenya and New Zealand and Vodafone’s enterprise business globally. This includes: – Defining Vodafone’s strategy in these local markets in accordance with Group strategy and operating models; – Delivering the strategic vision and executing commercial plans; and Responsibilities: Serpil oversees Vodafone’s operations in the Netherlands, Portugal, Ireland, Greece, Romania, Czech Republic, Hungary, Albania, Malta and Turkey. This includes: – Defining Vodafone strategy in these local markets in accordance with Group strategy and operating models; – Delivering the strategic vision and executing commercial plans; and – Ensuring delivery against KPIs. Previous roles include: – Vodafone Portugal, Chief Executive Officer (2009– 2012), Executive Committee member (1995–2009), Marketing and Sales Director (1992–1995) – Apritel – Telco Association (on behalf of Vodafone Portugal), president (2005–2007) – Vodafone Japan, Chief Marketing Officer (2004) – Olivetti Portugal, marketing manager (1991–1992) – Siemens Portugal, produce and sales manager (1988–1991) – Ensuring delivery against KPIs. Previous roles include: – Vodafone, Chief Commercial Operations and Strategy Officer (2016–2018) – Vodafone, Regional Chief Executive Officer – AMAP (2013–2016) – Vodafone Turkey, Chief Executive Officer (2009–2013) Previous roles include: – AccorHotels, deputy chief executive (2014–2016) – Orange, deputy chief executive (2013–2014) Committee MeetingsThe Committee met ten times during the year and – Updates from the head of each Group function to identify key strategic issues facing Vodafone – Purpose and strategy;environment and preparation for and compliance The agreed strategy is then used as a basis for– Substantial business developments and projects;– Updates from the Chief Executive Officers of each developing the upcoming budget and three year – Chief Executive’s update on the business and themarket and region; operating plans. business environment;– Updates and reports on health and safety matters; – Updates on the Group’s financial performance;and – Commercial and business performance updates;– Presentations from senior managers, including – Brexit preparation;from the Group Strategy & Commercial Planning – Talent and succession plan updates;Mergers & Acquisitions Director. 59 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Board activities What the Board did this year Board activities are structured to develop the Group’s strategy and to enable the Board to support executive management on the delivery of it within a transparent governance framework. The table below sets out the key areas of focus for the Board’s activities and topics discussed during the year. Business performance and strategic developments Strategy Governance, risk and regulatory Group principal risks – Reviewed and approved the refreshed purpose and revised strategy; – Reviewed and approved the annual risk management report and approved the risk tolerance and risk management plans; – Approved the final steps with respect to the Vodafone Idea merger; – Reviewed and approved the annual compliance and risk reports, including the assessment system of internal control; – Approved the proposed acquisition of Liberty Global’s assets in Germany, Czech Republic, Hungary and Romania; – Reviewed and monitored the material litigation report; and – Received updates on Vodafone’s competitive landscape; and – Received briefings on cyber security, technology and risk of global economic disruption. – Approved the long-term viability statement. Local market focus Slavery and Human Trafficking Statement – Reviewed the local markets with a focus on Germany, India, Italy, Spain and Rest of the World; and – Reviewed and approved the Group’s Slavery and Human Trafficking Statement, for publication on the Company’s website. – Visited the following local markets either individually or collectively: Egypt, Germany, Ireland, Italy, Romania, Spain, South Africa and Turkey. Corporate governance – Reviewed and approved the Notice of AGM and corporate governance disclosures; B usiness developments – Considered the key provisions of the new UK Corporate Governance Code and the application of it to the Company; – Discussed 5G spectrum auctions; – Monitored the EMF report; – Reviewed and approved the Matters Reserved for the Board and each of the Committees’ terms of reference; – Reviewed the quarterly reports on market trends; and – Discussed the findings of the externally facilitated Board evaluation and agreed actions for the following year; and – Reviewed and monitored the business development projects in the pipeline. – Chairman and Non-Executive Directors met without the Executive Directors present. Financial Group budget General Data Protection Regulation – Received training on the key provisions of the General Data Protection Regulation and received regular updates on the Group’s compliance. – Approved the 2019/2020 budget; and – Monitored performance against the approved budget of the Company and each of Vodafone’s businesses. Political/Regulatory – Monitored the political and regulatory trends and developments and their implications for the business. Approval of the financial statements – Approved the 2018 Annual Report and Accounts and determined they were fair, balanced and understandable; and Committee oversight – Received regular reports of the proceedings of the Audit and Risk Committee, Remuneration Committee and the Nominations and Governance Committee. – Approved the 2018/2019 half-year results. Dividends – Recommended final dividend for 2017/2018; and – Approved the 2018/2019 interim dividend. 60 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information People and culture D iversity and succession planning – Reviewed and approved the Board Diversity Policy; – Discussed talent, diversity and succession planning; and – Reviewed the results of the annual employee opinion survey. H ealth and Safety – Reviewed updates regarding health and safety within the Group. Approval of the recommendations of the Nominations and Governance Committee – Approved the appointments of Nick Read, Margherita Della Valle and Sanjiv Ahuja. Shareholders Shareholder value – Reviewed a report on shareholder return; – Reviewed feedback following the investor roadshows and other institutional shareholder meetings; and – Received updates from the Investor Relations Director on the current climate. Further information on stakeholder engagement can be found on pages 62 to 64. The Board’s visit to South Africa The Board’s strategy day is a significant event within the annual calendar and each year it takes place in one of Vodafone’s key locations. This year it was held in Johannesburg, South Africa. Holding the strategy day off-site not only enables the Board the time to focus on Vodafone’s strategy, it also facilitates the Board’s engagement with employees and the community in the local market. The visit helps the Board to gain a deeper understanding of the operations and culture of the local market. Strategy day The annual strategy day provides the Board the opportunity to come together to discuss in detail Vodafone’s strategy and implementation plans. This year Nick Read set out his vision for a revised strategy which Board members and Executive Committee members discussed in small groups before coming back together to have a wider discussion. The result of this session was our revised strategy which aims to drive shareholder returns through a focus on operational excellence and organic growth by: deepening customer engagement; transforming our operating model and improving asset utilisation. Vodacom’s business During the Board’s visit to South Africa, Vodacom’s senior management showcased Vodacom World, an interactive exhibition of Vodacom’s business areas. The Board, in small groups, received presentations on retail and digital services, financial services, IoT and big data. These sessions gave the Board a chance to interact with Vodacom’s senior management, asking questions as they moved through the exhibition to gain a greater understanding of the opportunities available to Vodacom in each area. Community engagement In order to understand the work being undertaken with the local community, Board members visited the Lemoshanang Teacher Development Centre which is situated in Atteridgeville, “Oustaat” and supported by the Vodacom Foundation. The training centre offers ICT training for teachers, including curriculum implementation. This is a nationwide teacher development initiative to improve the quality of instruction at all levels with a particular emphasis on mathematics and ICT literacy. Their primary objective is to improve the youth IT skills in various regions of South Africa. The Directors also received a briefing about other projects supported by the Foundation including New Beginningz, a Gender Based Violence Command Centre and Children’s Home, which supports children affected by HIV/Aids including abandoned babies. Stakeholder engagement At the end of the Board’s visit. a gala dinner was held which the Directors, Executive Committee, senior management from Vodacom and a selection of stakeholders including key suppliers, customers and government officials attended. This provided an informal opportunity for the Board to interact with stakeholders in the local market directly. 61 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Engaging with our stakeholders Committed to effective engagement with all of our stakeholders We are committed to maintaining good communications and building positive relationships with all our stakeholders as we see this as fundamental to building a sustainable business. gender, age group, income strata and ethnicity. We also serve to large multinationals. we invite our consumers to join us on the journey to this exciting future cost effective solutions. potential customers across our markets. Our NPS programme is one engagement on pages 14 to 17 Read more about how we engage with our 42 Our people Our people are critical to the successful delivery of our strategy. It is essential that they are engaged and connected to our purpose and values. Throughout the year we focused on a number of areas to ensure that our people are highly engaged in group and our local markets. employees on pages 42 to 43 How we engaged with our people during the year – It is important for our employees to feel connected to our purpose, and this year we launched our refreshed purpose – “We connect for a better future” – which encourages and allows all our employees to get involved and contribute. – Our HR initiatives are focused on ensuring we have good managers, the right recognition and incentives and learning and development opportunities particularly in relation to building digital skills where we launched a range of content. – Every year, we invite all of our people to participate in our online Global People Survey which helps us to assess our employees’ concerns and aspirations. Our overall Engagement Index score reached 80% – demonstrating our employees’ desire to continue working with us and their inclination to recommend us as an employer. Our customers Our customers are made up of individuals from multiple nationalities, a range of organisations across the globe from small enterprises Our engagements are insight based and our offerings contextual and tailored for the communication needs of our consumers. We believe in an inclusive digital society that our technologies can enable and by constantly improving their experience and delivering efficient and Each year, we interview in excess of one million customers and of the largest global customer satisfaction benchmarks running. 14 Read more about deepening customer How we engaged with our customers during the year – We track consideration of our brand and customer satisfaction continuously in all of our markets, 12 months a year, and in a competitive context. This allows us to respond to ongoing issues, challenges and competitive threats, and also to share ideas that have been proven effective in moving customer experience or perception from one to many markets This year we supplemented our “Future is exciting. Ready?” brand promise with a dedicated identity for our enterprise customers in the form of “Vodafone Business” and significantly increased our digital marketing capabilities to connect with consumers in their channel of choice across various digital platforms. – All new products, services and initiatives are thoroughly tested before launch, from deriving a customer need qualitatively, through to quantitative testing of appeal and optimal pricing before launch. We now have over 25 million customers on our unique offering “Pass” and 148 million consumers on our 4G offering. – All of our markets have an independent youth offering, with 21 markets using the Future Jobs Finder to engage with our customers. – We continue to work towards our goal of connecting an additional 50 million women living in emerging markets to mobile by 2025. 62 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information on social, environmental and ethical impact on page 39 and non-governmental Our local communities organisations (‘NGOs’) We believe that the long-term success of our business is closely tied to the success of the communities in which we operate. Through our products and services, we interact with local communities on a daily basis. Whether in communities in some of Europe’s largest cities or remote villages in Africa, we seek to be a force for good wherever we operate. We also actively engage and work with many different NGOs around the world, on a variety of topics that range from conflict minerals to digital human rights. This engagement is essential to help us understand broader societal concerns and perspectives. Read more about our local communities and NGOs at vodafone.com/sbreporting How we engaged with our local communities during the year – Through its “Connecting for Good” programme, the Vodafone Foundation supports local community projects around the world, often run in partnership with charitable organisations and local NGOs. – Vodafone is a Board member of the multi-stakeholder Global Network Initiative which brings together ICT companies, civil society groups, academics and investors with a shared commitment to promote and advance freedom of expression and privacy worldwide. Read more on page 40. – We work to understand and address any public concerns about the location of our base stations. With the development of 5G technology and in preparation for commercial launches, we have worked across industry to ensure that our technology continues to be compliant with national regulations and international guidelines. Our suppliers Our business is helped by more than 10,800 suppliers who partner with us, ranging from start-ups and small businesses to large multinational companies. Our annual expenditure across this diverse supply chain is €22 billion for FY19, providing us with equipment and software to run our networks, products and services to connect to our network and other services to serve our customers and colleagues. We actively engage our suppliers to comply with our requirements given they can have a social, environmental and ethical impact. 39 Read more about how we work with our suppliers How we engaged with our suppliers during the year – We recognise we can make a difference working with our suppliers and regularly hold events and conferences on key issues. We held safety forums in different countries every quarter and an LGBT+ event called “Partners in Pride” to encourage adoption of UN Global LGBT+ standards. – Over 3,500 suppliers have enrolled to access supply chain financing facilities and free e-invoicing tools we have made available. Our suppliers have the opportunity to take up early invoice payments on a completely voluntary basis, where payment can be taken in advance of agreed terms at much lower rates than they are likely to receive under traditional factoring or borrowing arrangements. – In April 2019, we hosted a premier technology event, the Arch Summit, in Luxembourg. This event encourages our suppliers to explore the latest technologies, network with peers, engage with business leaders and, for ambitious start-ups, an opportunity to secure investment. Visit archsummit.lu for further details of the event. – We recognise that small, innovative technology start-ups are particularly sensitive to cash flow and to support them we introduced an “Innovation Fast Lane” scheme, which has simplified contracting and enables lower payment terms, capped at a maximum of 21 days from date of receipt of invoice. 63 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Engaging with our stakeholders (continued) stakeholders and political representatives. information requests: attending, speaking at and hosting events; and regulatory risk on page 46 year through a planned programme of investor relations activities. Board decisions are taken. In addition to the direct engagement shareholder and ADR holder queries in relation to technical shareholding balances. Our shareholders We maintain an active dialogue with our shareholders throughout the This ensures the views of our investors are taken into account when undertaken, the Board is provided with regular updates of investor relations activities. We respond to daily queries from shareholders and analysts through our investor relations team and have a section of our website which is dedicated to shareholders and analysts: vodafone.com/investor which includes all of our financial results presentations. Our registrars, Computershare and Deutsche Bank (as custodians of our ADR programme) also have a team of people to answer aspects of their holdings such as dividend payments and How we engaged with our shareholders during the year Institutional shareholder meetings – We held meetings with major institutional shareholders, individual shareholder groups and financial analysts throughout the year in various geographic locations to discuss the business performance and strategy. These were attended by the appropriate mix of Directors and senior management, including our Chairman, Senior Independent Director, Chief Executive, Chief Financial Officer, Executive Committee members, senior leaders and the Investor Relations team. Institutional shareholders also met with the Chairman to discuss matters of governance. – In addition, webcasts and conference calls were held in respect of our quarterly results, with the Chief Executive and Chief Financial Officer hosting briefing sessions for our half-year and full-year results respectively. Retail shareholders – We continue to communicate with our retail shareholders through our dividend communications and our website. – During 2018 we undertook a programme to reunite our shareholders with their unclaimed payments. By 31 March 2019 we had returned £2.87 million. AGM – The AGM is an important event in our annual programme of engagement activities. The AGM is attended by our Board and Executive Committee members and is open to all our shareholders to attend. A summary presentation of financial results is given before the Chairman deals with the formal business of the meeting. All shareholders present can ask questions of the Board during the meeting. Customer Services and Investor Relations representatives are also available before and after the meeting to answer any additional questions shareholders may have. – At the 2018 AGM, all of the resolutions put to shareholders to vote on a poll passed with percentages ranging from 92.47% to 99.91%. Regulators and governments We engage on an ongoing basis with our regulators, government This includes responding to policy consultations and formal taking part in industry meetings; and engaging in one-to-one meetings with ministers, elected representatives, policy officials and regulators. We also engage with industry bodies and trade associations.46 Read more about how we mitigate political How we engaged with regulators and governments during the year – Our engagement has been focused on building an understanding of the telecoms and digital market, and its contribution to the economy and society. – We have sought to influence the shape of the regulatory, legislative and public policy environment in a way that reflects the needs of our customers. This has included making the case for an environment that facilitates investment in technology, such as a 5G, full fibre and IoT, and promoting competition. – We have also engaged on issues such as the allocation of spectrum and the protection of consumers. In addition, our engagement has involved identifying and putting forward areas of potential partnership between businesses, governments, regulators and others to tackle public policy issues, such as extending geographic coverage and connecting the disconnected in society. 64 Vodafone Group Plc

Overview Strategic Report Governance Induction, development and evaluation Financials Other information Board induction and development We are committed to ensuring that our Directors have a full understanding of all aspects of our business so they can be effective in their roles, through their induction and ongoing training. Board induction We have a comprehensive induction programme in place for our newly appointed Directors. Each new Director is provided with a tailored induction programme to suit their individual needs. This involves meetings with other members of the Board, Executive Committee members and senior management, it also covers technical briefings and site visits. During the induction, each Director is encouraged to identify areas which they would like additional information on, or further meetings, which are then arranged by the Company Secretary. On completion of the induction programme, all new Directors have sufficient knowledge and understanding of the business to enable them to effectively contribute to strategic discussions and oversight of the Group. On joining the Board, Sanjiv Ahuja was provided with an induction programme which has been designed to ensure he gains a full understanding of the Group, including our business, culture and values, strategy, governance and financial position. Legal and governance updates The Group General Counsel and Company Secretary provided updates on current legal and governance issues. These included updates on the General Data Protection Regulation, the Regulations and the new Code. All Directors have access to the advice and services of the Group General Counsel and Company Secretary. Directors may take independent legal and/or financial advice at the Company’s expense when it is judged necessary in order to discharge their responsibilities effectively. No such independent advice was sought in the 2019 financial year. Board training and development To assist the Board in undertaking its responsibilities, ongoing training is provided for all Directors and training needs are assessed as part of the Board evaluation procedure. The Board programme includes regular presentations from management, site visits and informal meetings, to build their understanding of the business and sector. This year the Directors received training on the following: Local markets The annual strategy day is a significant event within the annual calendar. This year the Board held its strategy day in Johannesburg, South Africa. There they interacted with senior management and were given an interactive overview of Vodacom’s business. Further information on the Board’s visit to South Africa can be found on page 61. Directors are also given the opportunity to visit other local markets individually. During the year, site visits were made by Board members to the following local markets: Egypt, Germany, Ireland, Italy, Romania, Spain, South Africa and Turkey. These visits help to improve the breadth and depth of their knowledge of Vodafone and engagement on an individual level with senior management and employees in the respective markets. Local market focus sessions were also held during Board meetings covering the German, Indian, Italian, Spanish and Rest of the World markets. Operating environment Board meetings also included sessions on Vodafone’s competitive landscape and political and regulatory trends and developments and their implications for Vodafone in addition to the regular updates provided on business development. details of Vodafone’s principal risks Training opportunity: Cyber security and technology The 2018 Board evaluation highlighted the Board’s desire for further focus on developments in technology and the benefits and risks that these could pose. As one of Vodafone’s top ten principal risks, cyber threat and information security is a key area of focus. Vodafone aims for a secure digital future for our customers. Security underpins our commitment to protecting our customers with reliable connections and keeping their data safe. This year, the Board visited Vodafone’s Cyber Defence Centre and received training on cyber security from the Head of Global Cyber Defence. The training provided an insight into the changes taking place in the cyber security landscape, external and internal cyber threats and Vodafone’s key activities to managing cyber security risks. Regular briefings were also provided on cyber security throughout the year. In addition to cyber security, the Board also received regular briefings on emerging technology, including 5G connectivity and governance of technology. The Board received a technical briefing from the Group Chief Technology Officer, ahead of the launch of 5G in 19 trial sites in March 2019. 44 See pages 44 to 51 for further 65 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Induction, development and evaluation (continued) Continually monitoring and improving our performance The Board recognises that it needs to continually monitor and improve its performance. This is achieved through the annual performance evaluation, full induction of new Board members and ongoing Board development. The conclusions of this year’s review have been positive and confirmed that the Board remains effective. Process undertaken for our external evaluation In accordance with the 2016 UK Corporate Governance Code and our three year cycle, the 2019 Board evaluation was externally facilitated. Below is an overview of the how the evaluation was conducted. Board expertise Progress against 2018 actions It was identified that the Board would benefit from more updates in respect of Vodafone Business as it was evolving and this was built into the annual calendar. Step 1 Appointment The Group General Counsel and Company Secretary provided a list of external board evaluation providers to the Board. Following discussion, Raymond Dinkin of Consilium was selected to undertake the Board’s external evaluation in respect of financial year 2019. Consilium has no other connection with Vodafone. See page 60 to 61 for details on the Board’s activities during the year 60 Board composition Progress against 2018 actions Step 2 Evaluation process The objectives of the review were to provide an independent assessment of Vodafone Group’s Board effectiveness and governance, including the effectiveness of its Committees. Mr Dinkin reviewed the prior 12 months’ Board and Committee agenda, minutes, Board packs, strategy papers and analysts’ reports. All Directors, the Group General Counsel and Company Secretary, Group HR Director and Group Chief Technology Officer completed a questionnaire and were interviewed by Mr Dinkin, who also consulted the Group Investor Relations Director and the Executive Committee. In addition, Mr Dinkin attended a Board Meeting, a Nominations and Governance Committee and part of an Audit and Risk Committee meeting to observe the interactions between Directors and also with Executive Committee members and senior management. Following a thorough search to identify an appropriate Non-Executive Director with telecommunications experience, Sanjiv Ahuja was appointed to the Board in November 2018. Sanjiv brings extensive telecommunications experience having worked in various telecom companies including Telcordia and Orange Plc. See page 69 for details of Sanjiv’s appointment process 69 Board training and development Progress against 2018 actions It was acknowledged that the Board would benefit from ongoing training, particularly on developments in technology. Accordingly, this year the Board received regular training sessions from the Group Chief Technology Officer and Cyber Security team, culminating in a Board visit to Vodafone’s Cyber Defence Centre. Step 3 Evaluation findings Following completion of the report outlining the findings of the review, it was circulated to the Board for its consideration. Mr Dinkin provided feedback to the Chairman and Senior Independent Director and facilitated a discussion of the report with the Board in March 2019 in order to agree the priority actions for the financial year 2020 which can be found on these pages. The Senior Independent Director also met with the Non-Executive Directors to review the Chairman’s performance. See page 65 for details of the Board’s visit to the Cyber Defence Centre 65 Strategy Progress against 2018 actions In order to balance focus on organic growth and portfolio management, the Board agenda has been carefully managed with the Chairman and Chief Executive to allocate appropriate time. See pages 60 to 61 for details of the Board’s activities during the year 60 66 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information This year’s findings Action for 2020 Consideration should be given to further engagement between Non-Executive Directors and the business including more individual visits to local markets and interactions with senior management. Opportunities for more Non-Executive Director local market visits are being developed. After each visit Directors will give feedback to the Chief Executive. Going forward more senior managers will present at Board meetings to enable direct engagement with the Board. This year’s findings Action for 2020 Focus should continue to be placed on broadening the perspective of the Board and ensuring continuity of knowledge during Board changes. The Board remains intent on ensuring its composition has the diversity and skills required to be effective. The Board will continue to use opportunities in its natural lifecycle to address identified skills gaps to ensure that the Board’s composition is aligned with the Company’s strategic goals, including to further strengthen the telecommunications experience on the Board. This year’s findings Action for 2020 To ensure that the Board is kept informed and up to date with the latest developments impacting Vodafone’s operating environment, the Board may benefit from more engagement with other technology companies. External speakers at Board meetings on topics such as developments in regulation and technology may also be beneficial. Arrangements are being made for speakers from other technology companies to meet with the Board. Efforts are being made to ensure Directors are provided with timely and informative material on developments impacting Vodafone’s operating environment during the year. This year’s findings Action for 2020 To ensure continued focus on execution of the Company’s strategy, more time should be found on the Board’s agenda to review progress on delivery of the strategy. When deciding the agenda for Board meetings during the year, the Chairman and Chief Executive together with the Group General Counsel and Company Secretary will ensure that sufficient time is allocated to items relating to the execution of the strategy to allow time for deeper discussion. Our three year Board evaluation cycle 201820192020 Internal evaluation:External evaluation:Internal evaluation: with the assistance of Lintstock Limited,facilitated by Raymond Dinkin of Consilium further details will be provided a London-based firm, which has no otherwhich has no other connection with Vodafone.in next year’s report. connection with Vodafone.Further information can be found below. 67 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Nominations and Governance Committee Dear Shareholder, On behalf of the Board, I am pleased to present the Nominations and Governance Committee report for the year ended 31 March 2019. This year, the main focus of the Committee has been Board composition, succession planning and corporate governance matters. As I mentioned in my Chairman’s letter on page 52, at the end of September 2018 we said farewell to Vittorio Colao and, on behalf of the Board, I would like to record our gratitude to Vittorio for an outstanding tenure and to express our confidence in Nick Read and Margherita Della Valle in the creation of and moving forward with the Company’s refreshed strategy. Additionally, Samuel Jonah will be standing down from the Board following the 2019 AGM after ten years of service and on behalf of the Board, I would also like to thank Samuel for his valuable contribution to Board discussions. The Committee is also delighted to welcome Sanjiv Ahuja to the Board who was appointed as a new Non-Executive Director in November 2018. Sanjiv brings extensive telecoms experience, having led mobile, broadband and infrastructure companies, as well as considerable international experience from operating in Europe, the US, Africa and Asia. An insight into the Committee’s appointment process for Sanjiv can be found on page 69. To find the most suitable candidates for the Board, the Committee considers the skills, experience and attributes required to create a diverse Board which is capable of driving the Company forward successfully in fulfilment of its purpose and strategic goals. The Committee also ensures that initiatives are in place to develop the talent pipeline. As Chairman of the Committee, I take an active role in overseeing the progress made towards improving diversity in appointments to the Board and Executive Committee in a way that is consistent with the long-term strategy of the Group. The Committee will continue to monitor the balance of the Board to ensure that broad expertise is available from the existing members, and will recommend further appointments as and when appropriate. Lastly, following the publication of the new Code and Regulations in 2018, the Committee reviewed the impact of the changes on the Company. Changes to the Board and Committees During the year to the date of this report, the following changes were made to the Board: Following the 2018 AGM: – Margherita was appointed as a Director and Chief Financial Officer; – Nick’s role changed to Chief Executive Officer-Designate before he became Chief Executive in October 2018; – Michel Demaré became a member of our Remuneration Committee; and – Dr Mathias Döpfner stepped down from the Board after more than three years of service. On 30 September 2018 Vittorio resigned as the Chief Executive and as a Director of the Company and was succeeded by Nick. Additionally, as announced on 27 March 2019, at our AGM on 23 July 2019: – Samuel Jonah will not seek re-election after ten years of service; – Dame Clara Furse will become a member of the Remuneration Committee and step down from the Audit and Risk Committee; and – Sanjiv Ahuja and Michel Demaré will become members of the Audit and Risk Committee. The Nominations and Governance Committee (‘the Committee’) continues its work of evaluating the composition of the Board and ensuring that our governance is effective. Chairman Gerard Kleisterlee Chairman of the Board Members Sir Crispin Davis Valerie Gooding Renee James Key objective: To make sure the Board comprises individuals with the necessary skills, knowledge and experience to ensure that it is effective in discharging its responsibilities and to have oversight of all matters relating to corporate governance. Responsibilities: – Assessing the composition, structure and size of the Board and its Committees and making recommendations on appointments to the Board; – Succession planning for the Board and Executive Committee; – Overseeing the performance evaluation of the Board, its Committees and individual Directors; and – Monitoring developments in all matters relating to corporate governance, bringing any issues to the attention of the Board. The Committee is composed solely of independent Non-Executive Directors. The Committee had five scheduled meetings and one additional meeting during the year, and attendance by members at Committee meetings can be seen on page 57. Committee meetings were attended by Committee members, with other individuals and external advisers invited to attend all or part of the meetings as appropriate. FY19 highlights: – Overseeing the appointment of the new Chief Executive and Chief Financial Officer; – Appointment of Sanjiv Ahuja as a Non-Executive Director; – Planning the succession of the Chief Human Resources Officer; and – Responding to the 2018 UK Corporate Governance Code consultation and assessing how the new Code will impact the Company and the role of the Committee. The Committee’s key areas of focus for the next financial year are as follows: FY20 key areas of focus: – Board and Executive Committee succession planning in order to maintain the necessary balance of skills, knowledge and experience to remain effective; and – Continuing to monitor compliance with the new Code and Regulations. The terms of reference of the Committee, which were reviewed and updated in March 2019, are available on the Vodafone website at vodafone.com/governance. 68 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Assessment of the independence of the Non-Executive Directors All Non-Executive Directors have submitted themselves for re-election at the 2019 AGM, with the exception of Samuel Jonah who is standing down at the AGM. Sanjiv will be subject to election for the first time in accordance with our Articles of Association. The Committee reviewed the independence of all the Non-Executive Directors. All are considered independent in accordance with UK requirements and they continue to make effective contributions and effectively challenge management. During the course of the financial year, Samuel Jonah‘s tenure exceeded nine years, however the Committee was confident that he was able to demonstrate independent judgement in Board discussions during this period. The Executive Directors’ service contracts and Non-Executive Directors’ appointment letters are available for inspection at our registered office and will be available at the 2019 AGM. Management of Conflicts of Interest The Committee and the Board are satisfied that the external commitments of the Non-Executive Directors and of me, your Chairman, do not conflict with our duties and commitments as Directors of the Company, and that each Non-Executive Director is able to dedicate sufficient time to the Company’s affairs. Directors have a duty under the Companies Act 2006 to avoid a situation in which they have or may have a direct or indirect interest that conflicts or might conflict with the interests of the Company. This duty is in addition to the existing duty owed to the Company to disclose to the Board any interest in a transaction or arrangement under consideration by the Company. Our Directors must: report any changes to their commitments to the Board; immediately notify the Company of actual or potential conflicts or a change in circumstances relating to an existing authorisation; and complete an annual conflicts questionnaire. Any conflicts or potential conflicts identified are considered and, as appropriate, authorised by the Board in accordance with the Company’s Articles of Association. A register of authorised conflicts is also reviewed periodically. During the financial year, no actual conflicts were identified and one new potential conflict was identified and duly authorised by the Board. The Committee is comfortable that it has measures in place to manage and mitigate this potential conflict. Board evaluation In accordance with the 2016 UK Corporate Governance Code (the ‘2016 Code’), Vodafone conducts an annual evaluation of Board and Board Committee performance, which is facilitated by an independent third party at least once every three years. This year the performance of the Board and Committees was assessed by Raymond Dinkin from Consilium. The Committee oversaw the evaluation process and was involved in the selection of the external provider for the review. Further details of the review, the process followed to appoint Consilium and the actions to be taken over the next 12 months as a result of the review can be found on pages 66 and 67. The Committee is pleased to report that the performance evaluation concluded that the Committee operated well. Succession planning The Committee monitors the length of tenure and the skills and experience of the Non-Executive Directors to assist in succession planning. Details of the length of tenure of each of the Directors can be found on pages 56 and 57 and a summary of the skills and experience of the Non-Executive Directors can be found opposite. The Committee is confident that the Board has the necessary mix of skills and experience to contribute to the Company’s strategic objectives but aims to further strengthen the telecommunications experience on the Board during the next financial year. Further to the publication of the new Code and the requirement that the chair should not remain in post beyond nine years from the date of their first appointment to the Board, a subset of the Committee led by our Senior Independent Director, Valerie Gooding, and excluding me, your Chairman, has instructed an external executive search consultancy MWM Consulting to assist in the search for my successor. MWM Consulting has no other connection with Vodafone and is an accredited firm under the Enhanced Code of Conduct for Executive Search Firms. No decision has currently been taken as to when I may step down from the Board and shareholders will be kept informed as required. In addition to the succession planning for Board roles, the Committee received several presentations during the year relating to the succession planning for the Executive Committee. The Group HR Director informed the Committee of his intention to leave the Company after ten years of service and a successor, Leanne Wood, was identified. Potential successors have been identified for other top senior management positions and the Committee will continue to review succession planning and monitor the progress and success of the development plans which have been established for relevant employees. Appointment process When considering the recruitment of new members of the Board, the Committee adopts a formal and transparent procedure with due regard to the skills, knowledge and level of experience required as well as diversity. Sanjiv Ahuja – Non-Executive Director The Committee had previously identified that the addition of a Non-Executive Director with telecommunications experience would be beneficial to the composition of the Board. During the search for a new Non-Executive Director external search consultancy, Russell Reynolds Associates, was engaged to support the recruitment process. They have no other connection with the Company other than providing recruitment services and are an accredited firm under the Enhanced Code of Conduct for Executive Search Firms. Details of the stages of the appointment process that were followed in respect of Sanjiv Ahuja can be found below: Step Step Step Step Step 12345 Engage Shortlisting Interview Recommendation Appointment with search of candidates process withto the Boardterms drafted consultancy by Committee on the chosenand agreed and provide Committee. members candidate. with the them with and Chief selected a search Executive.candidate. specification. Sanjiv Ahuja Appointed as a Non-Executive Director on 9 November 2018 Experience and skills Non-Executive Directors Consumer goods and Media services/Marketing Finance Technology/ Telecoms Emerging markets Political/ Regulatory 69 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Nominations and Governance Committee (continued) Board diversity The Committee through Vodafone’s Board Diversity Policy is committed to supporting diversity and inclusion in the Boardroom in compliance with the 2016 Code and acknowledges the importance of diversity and inclusion to the effective functioning of the Board. As set out in our Board Diversity Policy, Vodafone’s long-term ambition is to increase diversity on our Board in all forms. This includes diversity of skills and experience, age, gender, disability, sexual orientation, gender identity, cultural background or belief. When selecting new members for the Board, the Committee takes these considerations into account, as well as professional background. The Committee annually reviews and agrees the Board Diversity Policy and monitors the progress made at Board and senior management levels during the financial year. Implementation of the FY19 policy The Committee has been and continues to monitor Vodafone’s compliance with gender diversity targets set out in the Davies Report and Hampton-Alexander Review in relation to gender diversity and the Parker Review in relation to ethnic diversity. We aspire to increase the representation of women in leadership roles to meet the Davies Report recommendation that 25% of Directors on the Board be women and to meet the target in the Hampton-Alexander Review that by 2020 at least 33% of Board and Executive Committee positions, and direct reports of the Executive Committee (the ‘Senior Leadership Team’) are held by women. Following the appointment of Margherita as a Director in July 2018, 41.7% of our Board roles are currently held by women which exceeds both targets. At 31 March 2019, five women and seven men served on the Board. Margherita was also appointed to our Executive Committee and, following the appointment of Leanne Wood as Chief Human Resources Officer, 4 (30.8%) Executive Committee positions are currently held by women, an improvement compared to 2018 (14.8%) demonstrating the Committee’s commitment to increase female representation at this level. Lastly, 48 (27.9%) of Senior Leadership Team positions are currently held by women which has increased since 2018 (26%). The below chart illustrates the current gender diversity statistics for our Board, Executive Committee and the Senior Leadership Team against the Hampton-Alexander Review and Davies Report: The Board is mindful of the recommendation of the Parker Review Report to have at least one Director from a non-white ethnic minority by 2021 and is satisfied that it meets this requirement. Diversity extends beyond the Boardroom and the Committee is supportive of management’s efforts to build a diverse organisation and maintain a diverse talent pipeline. Vodafone’s ambition is to become the world’s best employer for women by 2025. While our focus has been gender and nationality, following the recommendations from the McGregor-Smith Review, Vodafone has now implemented Black, Asian and Minority Ethnic (‘BAME’) reporting in our people system in the UK and at Group. Additionally, we are committed to leading the way by developing the pipeline of BAME candidates through talent programmes and our BAME network. Further details on Vodafone’s diversity initiatives to build a diverse organisation can be found in the “Our People” section on pages 42 and 43. Governance The Committee reviewed Vodafone’s compliance with the 2016 Code and was satisfied that Vodafone complied with the 2016 Code during the year. The Committee also received regular updates on corporate governance developments and has considered the impact of those developments on Vodafone, including the approaches the Company has taken to comply with the Regulations and the revised elements of the new Code, which was published in July 2018. During the year, the Board and Executive Committee reviewed and approved Vodafone’s revised strategy and refreshed purpose, and its alignment with Vodafone’s culture. Going forward the Board will also be provided with updates on the ways in which Vodafone’s culture is embedded throughout the organisation, the recognised cultural challenges and the corrective action being taken to address any material whistleblowing incidents identified through Vodafone’s Speak Up programme. In her role as Senior Independent Director, Valerie Gooding will be attending a number of employee forums including the European Workers Council and South African National Consultative Committee. In addition to this, the Board will receive updates on the actions being taken to ensure there is sufficient engagement with employees, including the results of the annual employee opinion survey. As mentioned above, the Board is committed to promoting diversity in all forms and the Committee will continue to oversee the development of a diverse pipeline at Board and Executive Committee level. The Matters Reserved for the Board and the Terms of Reference of the Committee, the Audit and Risk Committee and the Remuneration Committee have been updated to take into account the revised elements of the new Code and were formally approved by the Board in March 2019. During the course of the next financial year, the Committee will continue to monitor its compliance with the Regulations and the new Code, review succession plans for Non-Executive Director roles as well as continuing to ensure that adequate succession planning is in place for the Executive Directors and senior management. /s/ Gerard Kleisterlee Gerard Kleisterlee On behalf of the Nominations and Governance Committee 7 June 2019 Vodafone’s gender diversity against r eview recommendations Board Hampton-Alexander Review Davies Report Vodafone(2018: 33.3%) Executive Committee Hampton-Alexander Review Vodafone(2018: 14.2%) Senior Leadership Team Hampton-Alexander Review Vodafone(2018: 26%) 27.9% 33% 30.8% 33% 41.7% 25% 33% 70 Vodafone Group Plc

Overview Strategic Report Governance Audit and Risk Committee Financials Other information Meetings of the Committee normally take place the day before Board meetings. I report to the Board, as a separate agenda item, on the activity of the Committee and matters of particular relevance and the Board receives copies of the Committee minutes. The external auditor is invited to each meeting and I also meet with the external lead audit partner outside the formal Committee process throughout the year. The Committee also regularly meets separately with each of PwC, the Chief Financial Officer, the Group Risk and Compliance Director and the Group Audit Director without others being present. We routinely conduct deep dive reviews, together with specific risk management activities as set out below: – In September and March, we assess issues affecting the Group’s half-year and year end reporting and approve the principal risks; – In November and May, we conclude this work and advise the Board on the Group’s external financial reporting; and – While each meeting has reviews of risk and compliance related matters, the January meeting is particularly focused on these. Areas of focus This year, the Committee has focused on the following areas: – The adoption in the year of IFRS 15 “Revenue from Contracts with Customers” and IFRS 9 “Financial Instruments”; – Preparations for the adoption of IFRS 16 in the next financial year; – Cyber security given the need to ensure the Group is well placed to meet the risks and external threats in this area; – The accounting, reporting and disclosure implications of the merger of Vodafone India with Idea Cellular to form the Vodafone Idea joint venture; and – Assessing the continued independence of the external auditors. Next financial year, the Committee will also focus on the accounting, reporting and disclosure implications of the proposed acquisition of Liberty Global’s assets in Germany and in Central and Eastern Europe. External audit In early December 2018, the Committee was informed of likely developments in relation to the potential legal action between the Company and a company for which a number of PwC partners are acting as administrators. Given uncertainties over how this matter would develop, the Committee launched a competitive tender process for the statutory audit for the year ending 31 March 2020. A legal action was filed by the administrators on behalf of this company against Vodafone and others on 18 December 2018. On the 15 February 2019 it was announced that the Board had approved the appointment of Ernst & Young LLP, subject to the approval by shareholders at the Annual General Meeting on 23 July 2019. Further detail is provided on page 74. Committee effectiveness In order to ensure that the Committee remains effective, every three years the Board appoints an external organisation to perform an independent review of the Committee to evaluate its performance. The last review was performed in March 2019 and concluded that the Board members considered the Committee to be thorough and fully effective in meeting its objectives. /s/ David Nish David Nish On behalf of the Audit and Risk Committee Dear Shareholder, This report provides an overview of how the Committee operated, an insight into the Committee’s activities and its role in ensuring the integrity of the Group’s published financial information and ensuring the effectiveness of its risk management, controls and related processes. Committee structure The membership of the Committee, which remained unchanged during the year, has been selected with the aim of providing the range of financial and commercial expertise necessary to meet its responsibilities. Given my recent and relevant financial experience, I continue to be designated as the financial expert on the Committee for the purposes of the US Sarbanes-Oxley Act and the UK Corporate Governance Code. We believe that the Committee as a whole continues to have competence relevant to the sector in which the Group operates. Meetings The Committee had five scheduled meetings during the year and two additional meetings to oversee the audit tender process. The attendance by members at Committee meetings can be seen on page 57. The Committee plays a key role in the governance of the Group’s financial reporting, risk management, control and assurance processes and the external audit. During the year, the Committee concluded an audit tender process for the next financial year. In addition, there was particular focus on the implementation of new accounting standards and how the Group is addressing cyber security threats. Chairman and financial expert David Nish Members Sir Crispin Davis Dame Clara Furse Amparo Moraleda Key objectives Provision of effective governance over the appropriateness of financial reporting of the Group, including the adequacy of related disclosures, the performance of both the internal audit function and the external auditors and oversight of the Group’s systems of internal control, business risks and related compliance activities. Responsibilities The Committee’s terms of reference are available on vodafone. com/governance. Responsibilities of the Committee are to: – Monitor the integrity of the financial statements, including the review of significant financial reporting judgements; – Provide advice to the Board on whether the Annual Report is fair, balanced and understandable and the appropriateness of the long-term viability statement; – Review and monitor the external auditor’s independence and objectivity and the effectiveness of the external audit; – Review the system of internal financial control and compliance with section 404 of the US Sarbanes-Oxley Act; – Monitor the activities and review the effectiveness of the Internal Audit function; and – Monitor the Group’s risk management system, review of the principal risks and the management of those risks. 71 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Audit and Risk Committee (continued) Financial reporting The Committee’s primary responsibility in relation to the Group’s financial reporting is to review, with management and the external auditor, the appropriateness of the half-year and annual financial statements. The Committee focuses on: Long term viability statement As part of the Committee’s responsibility to provide advice to the Board on the form and basis underlying the long-term viability statement as set out on pages 50 and 51, the Committee reviewed the process and assessment of the Group’s prospects made by management, including: – The review period and alignment with the Group’s internal long-term forecasts; – The quality and acceptability of accounting policies and practices; – Material areas in which significant judgments have been applied or where significant issues have been discussed with the external auditor; – The assessment of the capacity of the Group to remain viable after consideration of future cash flows, expected debt service requirements, undrawn facilities and access to capital markets; – An assessment of whether the Annual Report, taken as a whole, is fair, balanced and understandable. – The modelling of the financial impact of certain of the Group’s principal risks materialising using severe but plausible scenarios; and – The clarity of the disclosures and compliance with financial reporting standards and relevant financial and governance reporting requirements; – Ensuring clear and enhanced disclosures in the Annual Report as to why the assessment period selected was appropriate to the Group, what qualifications and assumptions were made and how the underlying analysis was performed, consistent with recent FRC pronouncements. – Providing advice to the Board on the form and basis underlying the long-term viability statement; and – Any correspondence from regulators in relation to our financial reporting. Regulators and our financial reporting The FRC published thematic reviews to help companies improve the quality of corporate reporting around new accounting standards, notably IFRS 9 and IFRS 15. The FRC also issued a range of guidance and performed a number of detailed reviews related to the year-end reporting process across public companies. The Group has reviewed the impact of each and whilst the Group already complied with the majority of the recommendations, the 2019 Annual Report seeks to ensure new disclosures are in line with best practice. There has been no correspondence from regulators, including the FRC’s Corporate Reporting Review Team (‘CRRT’), commenting on our financial reporting during the 2019 financial year. We have been informed however that the CRRT will review the disclosures in relation to the adoption of IFRS 15 that are included in the financial statements within this Annual Report. Accounting policies and practices The Committee received reports from management in relation to: – The identification of critical accounting judgments and key sources of estimation uncertainty; – Significant accounting policies; – The adoption of IFRS 9 and IFRS 15 during the current financial year; – The implementation programme for the adoption of IFRS 16 for the 2020 financial year; and – Proposed disclosures in relation to these matters in the 2019 Annual Report. Following discussions with management and the external auditor, the Committee approved the disclosures of the accounting policies and practices set out in note 1 “Basis of preparation” to the consolidated financial statements, which include details of the impacts of adopting IFRS 9, IFRS 15 and IFRS 16. Fair, balanced and understandable The Committee assessed whether the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy. The Committee reviewed the processes and controls that underpin its preparation, ensuring that all contributors, the core reporting team and senior management are fully aware of the requirements and their responsibilities. This included the use and disclosure of alternative performance measures (or “non-GAAP” measures) and the financial reporting responsibilities of the Directors under section 172 of the Companies Act 2006 to promote the success of the Company for the benefit of its members as well as considering the interests of other stakeholders which will have an impact on the Company’s long-term success of the entity. The Committee reviewed an early draft of the Annual Report to enable early input and comment. The Committee also reviewed the financial results announcements, supported by the work of the Group’s Disclosure Committee which reviews and assesses the Annual Report and investor communications. This work enabled the Committee to provide positive assurance to the Board to assist them in making the statement required by the 2016 UK Corporate Governance Code. 72 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information reporting. Management confirmed that controls over IFRS 15 IFRS 15 “Revenue from Contracts with Customers”. derecognised a deferred tax asset in Spain of €1.2 billion. proceedings”. underlying the valuation process. €3.4 billion. sale” and note 26 “Acquisitions and disposals”. Significant financial reporting judgments The areas considered and actions taken by the Committee in relation to the 2019 Annual Report are outlined below: For each area, the Committee was satisfied with the accounting and disclosures in the financial statements. Area of focusActions taken/conclusion Revenue recognition The timing of revenue recognition, presentation on a gross or netThe Committee reviewed and discussed with management the new basis and the treatment of discounts, incentives and commissions areaccounting policy for, and related disclosure requirements of, IFRS 15 complex areas of accounting.that have been presented in the Annual Report and challenged In addition, there is inherent risk following the implementation ofmanagement on the systems and processes implemented for reporting were effective for the year. See note 1 “Basis of preparation”. Taxation The Group is subject to a range of tax claims and related legal actions The Group Tax Director presented on both provisioning and disclosure across a number of jurisdictions where it operates. The most material of tax contingencies and deferred tax asset recognition at the claim continues to be from the Indian tax authorities in relation to ourNovember 2018 and May 2019 Committee meetings. acquisition of Vodafone India Limited in 2007.The Committee challenged the judgements underpinning both Further, the Group has extensive accumulated tax losses and a keythe provisioning and disclosures adopted for the most significant management judgement is whether a deferred tax asset should becomponents of contingent taxation liabilities and the underlying recognised in respect of these losses.assumptions for the recognition of deferred tax assets, principally See note 6 “Taxation” and note 28 “Contingent liabilities and legal the availability of future taxable profits. During the year, the Group Liability provisioning The Group is subject to a range of claims and legal actions from aThe Committee met with the Group’s Counsel and Company number of sources, including competitors, regulators, customers,Secretary and the Director of Litigation in both November 2018 and suppliers and, on occasion, fellow shareholders in Group subsidiaries.May 2019. See note 16 “Provisions” and note 28 “Contingent liabilities and legal The Committee reviewed and challenged management’s assessment proceedings”.of the most significant claims, together with relevant legal advice received by the Group, to form a view on the level of provisioning. Impairments Judgements in relation to impairment testing relate primarily to theThe Committee reviewed and discussed detailed reporting assumptions underlying the calculation of the value in use of thewith management and challenged the appropriateness of the Group’s businesses, being the achievability of the long-term business assumptions made, including: plans and the macroeconomic and related modelling assumptions– The consistent application of management’s methodology; See note 4 “Impairment losses”.– The achievability of the business plans; – Assumptions in relation to terminal growth in the businesses at the end of the plan period; and – Discount rates. During the year the Group has recorded impairments in respect of its investments in Spain (€2.9 billion), Romania (€0.3 billion) and Vodafone Idea (€0.3 billion). These judgements included the assessment of the recoverable amount of the Group’s investment in Vodafone Idea at 31 March 2019. Significant one-off transactions The judgements in relation to the accounting and the reportingThe Committee challenged the judgements presented by implications of the merger of Vodafone India with Idea Cellular to create management in relation to the key accounting and disclosure the Vodafone Idea joint venture.impacts of the merger. As a result of the transaction, the Group See note 7 “Discontinued operations and assets and liabilities held forrecognised a net loss on the formation of Vodafone Idea Limited of 73 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Audit and Risk Committee (continued) External audit The Committee has primary responsibility for overseeing the relationship with the external auditor, PwC. This includes making the recommendation on the appointment, reappointment and removal of the external auditor, assessing their independence on an ongoing basis, involvement in fee negotiations, approving the statutory audit fee, the scope of the statutory audit and appointment of the lead audit engagement partner. PwC was appointed by shareholders as the Group’s external auditor in July 2014 following a formal tender process. The lead audit partner, Andrew Kemp, has held the position for five years and, under FRC ethical rules, would have rotated off had PwC remained as statutory auditors for the year ending 31 March 2020. Independence and objectivity In its assessment of the independence of the auditor, and in accordance with the US Public Company Accounting Oversight Board’s standard on independence, the Committee receives details of any relationships between the Company and PwC that may have a bearing on their independence and receives confirmation from PwC that they are independent of the Company within the meaning of the securities laws administered by the US Securities and Exchange Commission (‘SEC’). As previously reported, the Committee has been aware that a company for which a number of PwC partners are acting as administrators, was considering litigation against the Group. As a safeguard against a number of related risks, the Committee had agreed a range of measures to preserve both Company confidentiality and auditor independence. This included the separate storage of audit working papers and other highly confidential material and the lead Group engagement partner taking sole responsible for the audit implications of the potential litigation. The Committee also agreed that both PwC’s Compliance Department and its independent non-executives provide oversight of the effectiveness of the safeguards put in place and report to the Committee on these safeguards on a regular basis. PwC confirmed to the Committee that these safeguards were in place, were monitored internally and operated effectively throughout the year. As in prior years the Committee concluded that PwC’s appointment was not prohibited and that PwC remained independent for the purpose of the audit for the 2019 financial year. In December 2018, the Committee was informed of likely developments in relation to the potential for legal action. Given uncertainties over how this matter would develop, the Committee decided to launch a competitive tender process for the statutory audit for the year ending 31 March 2020. The Committee approved the tender participants, process, timetable and assessment criteria. As a first phase, the participants were provided access to a data room which contained information to enable the participants to gain a better understanding of how the Group is structured and operates. This information was supplemented by meetings with senior management. This process ran in parallel with each firm conducting an audit independence assessment for the purpose of the 2020 financial year. The second phase of the process included discussions as to how the firms would structure their audit at an operational level and work with our management team. The Committee then reviewed the written proposals and met with the participants who were assessed against a range of criteria, including how the participants responded in their proposal to the scale and complexity of the Group, the strength and depth of the engagement team and the opportunities arising from the use of digital tools and techniques in the audit approach. On the 15 February 2019 it was announced that the Board had approved the appointment of Ernst & Young LLP as statutory auditor for the year ending 31 Match 2020. The appointment is subject to the approval by shareholders at the Annual General Meeting on 23 July 2019. Going forward, the Committee anticipates that the audit will be put out to tender at least every ten years. Audit risk The audit risk identification process is considered a key factor in the overall effectiveness of the external audit process and during the 2019 financial year we received a detailed audit plan from PwC identifying its audit scope, planning materiality and assessment of key risks. The key audit risks for the 2019 financial year were broadly consistent with those for the 2018 financial year, updated to reflect business developments as follows: – A new risk relating to significant one-off transactions following the merger of Vodafone India with Idea Cellular to create the Vodafone Idea joint venture; and – The removal of the risk relating to capitalisation and asset lives. These risks were challenged by the Committee to ensure the external auditor’s areas of audit focus remain appropriate. The Committee also receives reporting from PwC on its assessment of the accounting and disclosures in the financial statements. Effectiveness of the external audit process The Committee reviewed the quality of the external audit throughout the year and considered the performance of PwC, taking into account the Committee’s own assessment and feedback, the results of a detailed survey of senior finance personnel across the Group focusing on a range of factors we considered relevant to audit quality, feedback from the auditor on its’ performance against its own performance objectives and the firm-wide audit quality inspection report issued by the FRC in June 2018. Based on these reviews, the Committee concluded that there had been appropriate focus and challenge by PwC on the primary areas of the audit and that it had applied robust challenge and scepticism throughout the audit. The Company has complied with the Statutory Audit Services Order 2014 for the financial year under review. PwC audit and non-audit fees Total fees payable during the year for audit and non-audit services amounted to €19 million (2018: €26 million). Total PwC Fees €m ier) 20182019 26.0 Audit fees Non-audit fees (no practical alternative suppl 19.0Non-audit fees (no legal alternative supplier) 74 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Internal control and risk management The Committee has the primary responsibility for the oversight of the Group’s system of internal control, including the risk management framework, the compliance framework and the work of the Internal Audit function. Internal audit The Internal Audit function provides independent and objective assurance over the design and operating effectiveness of the system of internal control, through a risk based approach. The function reports into the Committee and, administratively, to the Group Chief Financial Officer. The function is composed of teams across Group functions and local markets. This enables access to specialist skills through centres of excellence and ensures local knowledge and experience. The function has a high level of qualified personnel with a wide range of different professional qualifications and experience. A co-sourcing agreement with a professional firm has ensured access to additional specialist skills and an advanced knowledge base. Internal Audit activities are based on a robust methodology and subject to ongoing internal quality assurance reviews to ensure compliance with the standards of the Institute of Internal Auditors. The function has invested in several initiatives to continuously improve its effectiveness, particularly in the adoption of new technologies. The increased use of data analytics has provided deeper audit testing and driven increased insights. In September 2018 an independent effectiveness review was performed by a professional firm and they concluded positively on the effectiveness of the function. The Committee has a permanent agenda item to cover Internal Audit related topics. Prior to the start of each financial year, the Committee reviews and approves the annual audit plan, assesses the adequacy of the budget and resources and reviews the operational initiatives for the continuous improvement of the function’s effectiveness. The Committee reviews the progress against the approved audit plan and the results of audit activities, with a focus on unsatisfactory audit results and “cross entity audits”, being audits performed across multiple markets with the same scope. Audit results are analysed by risk, process and geography to highlight movements in the control environment and areas that require attention. During the year, Internal Audit coverage focused on principal risks, which include cyber threat and information security, data privacy, technology resilience and digital and technological transformations. Relevant audit results are reported at the same time as the Committee’s in-depth review with the risk owner, which allows the Committee to have an integrated view on the way the risk is managed. Assurance was also provided across a range of areas, including competition law, economic sanctions, employment law and core financial processes, balance sheet reconciliations and the implementation of IFRS 15 “Revenue from Contracts with Customers”. There has been focus on Vodafone Business and M-Pesa, given the complexity of processes, products and services. The activities performed by the shared service organisation also received attention due to their significant bearing on the effectiveness of global processes. Management is responsible for ensuring that issues raised by Internal Audit are addressed within an agreed timetable, and their timely completion is reviewed by the Committee. Audit fees For the 2019 financial year, the Committee reviewed and discussed the fee proposal, was actively engaged in agreeing audit scope changes and, following the receipt of formal assurance that their fees were appropriate for the scope of the work required, agreed a charge from PwC and related member firms of €17 million (2018: €21 million) for statutory audit services. The prior year included €5 million of fees in respect of advance audit procedures for the implementation of IFRS 15 and IFRS 16. Non-audit fees As one of the ways in which it seeks to protect the independence and objectivity of the external auditor, the Committee has a policy governing the engagement of the external auditor to provide non-audit services which precludes PwC from playing any part in management or decision-making, providing certain services such as valuation work and the provision of accounting services. It also sets a presumption that PwC should only be engaged for non-audit services where there is no legal or practical alternative supplier and includes a cap on the amount of non-audit fees that can be billed. The Committee has pre-approved that PwC can be engaged by management, subject to the policies set out above, and subject to: – A €60,000 fee limit for individual engagements; – A €500,000 total fee limit for services where there is no legal alternative; and – A €500,000 total fee limit for services where there is no practical alternative supplier. For all other services, or those permitted services that exceed these specified fee limits, the Chairman pre-approves the service. Non-audit fees were €2 million (2018: €5 million) of which €1 million (2018: €1 million) was for services where there was no legal alternative and €1 million (2018: €4 million) was for services where there was no practical alternative supplier. Non-audit fees represented 12% of audit fees for the 2019 financial year (2018: 24%, 2017: 24%). The amount for the year ended 31 March 2019 is primarily in respect of certification procedures to meet routine regulatory and legal filing requirements. The amount for year ended 31 March 2018 also includes non-recurring fees that were incurred during the preparations for a potential IPO of Vodafone New Zealand and the merger of Vodafone India and Idea Cellular. See note 3 “Operating (loss)/profit” for further details. Ernst & Young LLP has historically provided the Group with a wide range of consulting and assurance services. Given the number and complexity of certain of these relationships, following the decision to appoint the firm as auditor for the 2020 financial year, the Committee and EY agreed a number of steps to ensure EY was independent for the purpose of conducting the audit of the 2020 financial year. The primary elements of this were that all existing EY services should cease by 31 March 2019 unless subject to a specific exemption from this requirement and all new EY services would immediately be subject to the Group’s non-audit services policy. As a result of this approach, three in flight EY services which would not ordinarily have been approved under the Group’s non-audit services policy, but where it was deemed to be significantly advantageous for the service to be completed, were allowed to continue into the 2020 financial year. Each was a permitted service under audit regulations with each service terminating in that year. 75 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Audit and Risk Committee (continued) Compliance with section 404 of the US Sarbanes-Oxley Act Oversight of the Group’s compliance activities in relation to section 404 of the US Sarbanes-Oxley Act and policy compliance reviews also fall within the Committee’s remit. Management is responsible for establishing and maintaining adequate internal controls over financial reporting and we have responsibility for ensuring the effectiveness of these controls. This is achieved by taking an active role in monitoring the Group’s compliance activities, receiving reports from management in the year covering programme-level changes, the scope of work performed and the results of control testing performed. The external auditor also reports the status of its’ work in each of their reports to the Committee. Assessment of Group’s system of internal control, including the risk management framework The Group’s risk assessment process and the way in which significant business risks are managed is an area of focus for the Committee. The Committee’s activity here was led primarily, but not solely, by the Group’s assessment of its principal and emerging risks and uncertainties, as set out on pages 44 to 51 and a range of mitigations for risks as set out on pages 104 to 107. The subjects of the reviews are outlined below and included reports from the Group Risk and Compliance Director and the Group’s cyber security team, with whom the Committee Chairman met regularly during the year. Cyber security has been a major area of focus for the Committee during the year and this will continue going forward given the ongoing risks in this area. The Committee also visited the Group’s Cyber Defence Centre. The Group has an internal control environment designed to protect the business from the material risks which have been identified. Management is responsible for establishing and maintaining adequate internal controls and the Committee has responsibility for ensuring the effectiveness of these controls. The Committee reviewed the process by which the Group evaluated its control environment, in accordance with the requirements of the Guidance on Risk Management, Internal Control and related Financial and Business Reporting published by the FRC. Activity here was driven primarily by reports from the Group Audit Director on the effectiveness of internal controls. Although not relevant in the financial period, this would include any identified incident and fraud, including those involving management or employees with a significant role in internal controls. The Committee has completed its review of the effectiveness of the Group’s system of internal control, including risk management, during the year and up to the date of this Annual Report. The review covered all material controls including financial, operating and compliance controls. The Committee confirms that the system of internal control operated effectively for the 2019 financial year. Where specific areas for improvement were identified, there was reliance on mitigating or alternative controls and processes were in place to ensure sustainable remediation. This allows us to provide positive assurance to the Board to assist its obligations under the 2016 UK Corporate Governance Code. transformation project. Subject of reviewPrincipal risk (see pages 44 to 51) Cyber security and information security, including user security, external threats,Cyber threat and information security. customer security and cyber defence. Compliance risk in Vodafone Business, including review of internal audit findings, offLegal compliance. footprint governance and data privacy. Control environment in Vodafone Italy and key risks facing the business includingMarket disruption. the threat of a new entrant, regulatory pressure and the success of the IT digital Digital transformation and simplification. Anti-money laundering and M-Pesa programme improvements including new products Legal compliance. and services risk assessments, thematic reviews and training for M-Pesa agents. Technology, including the Group’s continuing mobile and fixed resilience programme andTechnology resilience. the improvements in the IT resilience programme. Supply Chain Management, including the operational model and risks, including Brexit.Geo-political risk in supply chain. The Group Policy Compliance Review assurance process and alignment with the Group’s Legal compliance. principal risks from the Group’s Risk and Compliance Director. The risk of fraud in the organisation and how it is being managed from an overview by theLegal compliance. Group Corporate Security Director. Local market audit and risk committee activities and alignment with the Group – Committee’s activities. Results of the use of Speak Up channels in place to enable employees to raise concerns Legal compliance. about possible irregularities in financial reporting or other issues and the outputs of any resulting investigations. The local market compliance environment from the Regional Finance Directors, includingSuccessful integration of new assets and joint venture entities.management of joint ventures. 76 Vodafone Group Plc

Overview Strategic Report Governance Remuneration Committee Financials Other information Letter from the Remuneration Committee Chairman Dear Shareholder On behalf of the Board, I present our 2019 Directors’ Remuneration Report. This report includes both our Policy Report (as approved by shareholders at the 2017 AGM), and our 2019 Annual Report on Remuneration, which sets out how our policy was implemented during the year under review, and how it will be applied for the year ahead. The Committee remains satisfied that the current policy is operating effectively and it is our intention to keep this framework in place until its full three year term, which concludes at the 2020 AGM, is fulfilled. This is in line with the planned approach set out to shareholders prior to the current policy’s approval and helps ensure that our approach to remuneration remains both transparent and stable. In implementing the current policy during the year, the Committee continued to base its decision-making on its core principles of: – Ensuring our remuneration policy, and the manner in which it is implemented, drives the behaviours that support our strategy and business objectives; – Maintaining a “pay for performance” approach to remuneration which ensures our incentive plans only deliver significant rewards if and when they are justified by business performance; – Aligning the interests of our senior management team with those of shareholders by developing an approach to share ownership that helps to maintain commitment over the long term; and – Offering competitive and fair rates of pay and benefits to all of our people, in line with our Fair Pay principles (which are set out in this letter below). Alignment with our Strategic Framework As highlighted in the principles set out above, ensuring our Remuneration Policy supports and drives our strategic and business objectives remains a core focus for the Committee. Our strategic objective is to be a converged communications leader and an enabler of a digital society. In order to achieve this we need to build a leading Gigabit network and drive customer growth for our converged offerings across all markets. Our core priorities are therefore: Deepening customer engagement to improve loyalty and drive revenue growth Achieving this priority will require us to develop deeper relationships with our customers, particularly our existing user base. The importance of customer relationships is reflected in the inclusion of a customer appreciation metric in our short-term incentive. This metric was introduced in the 2015/16 financial year with a weighting of 40%. To date the 40% weighting has reflected the significant focus on Customer Experience and Customer Obsession which has formed the core of our CXX strategic programme. As part of this year’s review, the Committee considered the appropriateness of this weighting in light of the current strategic priorities. It was agreed that given the key aims of the CXX programme are now embedded in our day-to-day business, it was appropriate to rebalance the performance measures so that all four metrics are equally weighted at 25%. Further details can be found on page 95. Contents of the Remuneration Report 80 At a glance – 2019 compared to 2020 81 Remuneration Policy 82 The Remuneration Policy table 86 Chairman and Non-Executive Directors’ remuneration 8 7 Annual Report on Remuneration 87 Remuneration Committee 88 2019 remuneration (including information on Executive Director shareholdings on page 91) 9 5 2020 remuneration 96 Further remuneration information During the year the Committee has continued to ensure that decisions on executive remuneration are made in line with our shareholder approved policy and in the context of arrangements elsewhere in our business. Chairman Valerie Gooding Members Renee James Samuel Jonah Michel Demaré Key objectives: To assess and make recommendations to the Board on the policies for executive remuneration and reward packages for the individual Executive Directors. Responsibilities: – Determining, on behalf of the Board, the policy on the remuneration of the Chairman of the Board, the Executive Directors and the senior management team; – Determining the total remuneration packages for these individuals including any compensation on termination of office; – Operating within recognised principles of good governance; and – Preparing an Annual Report on Directors’ remuneration. The Committee met five times during the year and each meeting had full attendance with the exception of the May 2018 meeting where Mathias Döpfner was unable to attend due to a prior business commitment. The terms of reference of the Committee are available on vodafone.com/governance. 77 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Remuneration Committee (continued) Transforming our operating model for greater efficiency and agility & Improving asset utilisation with sustained network leadership The Committee recognises that the success of our efforts to fulfil the priorities of transforming our operating model and improving asset utilisation will both rely on, and be measured against, our key financial indicators. Through creating a radically simpler Digital ‘First’ operating model, leveraging our Group scale, and investing in capital smart infrastructure relationships, we intend to create the foundation required for sustainable, long-term, financial growth. Underpinning this approach is the fact that cash generation remains the key driver of value creation in our business. The importance of this particular measure is reflected through its presence as a measure in both our short-term and long-term incentive plans. Service revenue and adjusted EBIT also continue to be important financial measures, both for measuring the impact of our strategic initiatives and in helping us deliver long-term value to our shareholders. To reflect the importance of such metrics, all three of these financial measures will see their weighting increased from 20% to 25% for the 2020 performance year. As a result, 75% of our short-term incentive will now be subject to financial performance (compared to 60% in recent years). External considerations Trends and guidelines During the year the Committee received regular corporate governance updates on developing trends and guidelines in the market. It also invited the Reward Director of a peer company to attend the November meeting where the Committee received an insight into the remuneration arrangements and processes at this FTSE 30 organisation. Such an external insight is now an annual agenda item and allows the Committee to get an open and honest insight into the different ways of working and thinking at other leading businesses of a similar size and geographical scope. Pensions Amongst recent corporate governance developments is the desire of stakeholders to reduce the gap between executive and wider employee pension arrangements. This is an area of governance that the Committee fully supports, and has done for many years. Executive pensions were first reduced in 2015 from 30% to 24% of salary to align with the then pension levels for senior management. After a further review in July 2018, our executive arrangements are now aligned with those of our wider UK population at 10% of base salary. Such levels will be maintained for the year ahead and the Policy Report will be amended prior to its submission at the 2020 AGM to fully reflect this approach. Shareholder engagement The Committee is fully aware of the concerns that have been voiced in the external market over the last decade, and particularly in recent years, in respect of executive pay. Whilst this has generally led to positive changes in both market practices and governance structures, it is also evident that in some organisations this has led to a divide between management and stakeholders. It is the Committee’s strong belief that through genuine engagement the relationship between Committee and shareholders can be mutually beneficial. On a personal note, I have always found discussions with our stakeholders to be informative, considered, and productive, and I would like to thank you, our shareholders, for your ongoing support in this respect. Internal considerations Fair pay at Vodafone As part of its review of executive remuneration arrangements, the Committee takes account of the pay policies in place across the wider business. This includes considering the structure of remuneration offerings at each level of the business to ensure there is a strong rationale for how packages evolve across the different levels of the organisation. In addition to being a core principle of the Committee, there is a clear culture in our business of ensuring we offer competitive and fair pay to all employees. Our approach, across our business, is guided by six principles: 1. Market competitive 3. Ensure a good standard of living 5. Provide benefits for all CEO pay ratio 2. Free from discrimination 4. Share in our success 6. Open and transparent Whilst the revised reporting requirements are not applicable to us until 2020, the Committee requested that the CEO pay ratio be calculated for the 2019 year in line with the regulatory method. Full details of the approach taken and resulting ratios can be found on page 94. The Committee considered the ratio as part of a wider discussion on remuneration at Vodafone which included the aforementioned fair pay topics. Such discussion preceded the decision-making on executive arrangements for the year ahead, ensuring the Committee’s decision-making on executive arrangements was made in the context of wider employee arrangements. Employee engagement As part of the Board’s aim to continually improve employee engagement, I will be attending a number of employee forums in my capacity as Senior Independent Director. This will include engaging with both our European Workers Council, to hear the views of our European colleagues, and our South African National Consultative Committee which acts as a forum for our African markets. Such engagement will encompass matters wider than just pay arrangements, with the outputs being reported directly to the Board. Nonetheless this role will have an added benefit in respect of my capacity as Chairman of the Remuneration Committee, in providing a first-hand insight into our people’s priorities. These views will add further colour to the context in which the Committee’s decision-making occurs and, on a broader note, I look forward to working with the wider Board on ensuring such engagement leads to tangible and measurable improvements in areas that matter most to our people Arrangements for 2020 Following a March review of the executive remuneration arrangements, the Committee agreed that there would be no increase to base salary for either the Chief Executive or the Chief Financial Officer and as such their salaries will remain unchanged for the year ahead. As set out above, whilst the Committee determined that no changes should be made to the measures used under the short-term or long-term incentive plans, it was agreed that in order to reflect the importance of our strategic priorities a re-weighting of the measures under the former to equally weighted was appropriate. The Committee remains committed to a robust target setting basis which ensures pay and performance are linked. This is evidenced through our historic incentive payouts, the levels of which reflect our use of genuinely stretching targets (see page 93 for a ten year history). 78 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information The Committee will conduct a further detailed review of the current executive remuneration framework as part of its work and engagement ahead of the 2020 AGM where a new Policy Report will be submitted for approval. Further information on the forward-looking arrangements for our Board can be found on pages 95 and 96 of the Annual Report on Remuneration. Performance outcomes during 2019 Annual bonus (‘GSTIP’) Annual bonus performance during the year was assessed against both financial and strategic measures. The financial metrics had a weighting of 60% which was spread across the three equally weighted metrics of service revenue, adjusted EBIT and adjusted free cash flow. The strategic measure carried a weighting of 40% of total opportunity and was linked to customer appreciation KPIs. The KPIs themselves covered metrics including net promoter score, brand consideration, churn, revenue market share and Average Revenue Per User – further details of which can be found on page 89. During the year free cash flow performed in line with target, with a number of our markets recording above target performance, including Italy, Egypt and Turkey, with overall performance offset by particularly challenging results in Spain. Service revenue and adjusted EBIT results were below target, mainly driven by below target performance in Spain and the UK. Our Customer Appreciation KPI performance was below target, with a detailed assessment of performance under this measure provided on page 89. The combined performance under all of these measures during the year resulted in an overall payout of 43.9% of maximum. Further details on our performance under each measure can be found on pages 88 and 89 of the Annual Report on Remuneration. Long-term incentive (‘GLTI’) The 2017 Global Long-Term Incentive award was subject to free cash flow and TSR performance, both of which were measured over the three year period ending 31 March 2019. The free cash flow measure finished in line with target during this period whilst TSR performance was below the median of our TSR peer group. Such TSR performance means there will be no additional uplift from the TSR multiplier as part of the vesting – an outcome which the Committee agreed was appropriate. Overall payout for the award was 40.1% of maximum – further details can be found on page 90. Consideration of the use of downward discretion Prior to approving the incentive outcomes, the Committee had a thorough discussion regarding whether the use of discretion was appropriate for the year under review. During this discussion the Committee noted that the Chief Executive was strongly aligned with the investor experience through: 1. The impact of Total Shareholder Return performance on the upcoming GLTI vesting which will have no TSR multiplier uplift. 2. The impact of recent share price performance on the Chief Executive’s shareholding which, on a like-for-like basis, has decreased in value by over 25% since 1 April 2018. During this period, the Chief Executive has continued to personally invest in Vodafone, including retaining 100% of his post-tax shares from the GLTI award vesting in June 2018, and an additional market purchase of 150,151 shares, at a cost to him of c.£250k, in September 2018. 3. The Chief Executive’s commitment to retain all of his post-tax shares in respect of the GLTI award vesting in June 2019, and his further commitment to take his full post-tax bonus for 2019 in the form of Vodafone shares. 4. The decrease in the Chief Executive’s single figure, which has fallen by over £1.1 million compared to 2018, despite the latter solely reflecting payments received in respect of his previous position. In the Committee’s view, this illustrates that our incentive plans are operating as intended by delivering pay linked to performance and ensuring total pay of our executives is aligned with the shareholder experience. In light of the above, the Committee agreed that the payouts under both the GSTIP, which reflects a below target payout, and the GLTI, which reflects an overall target payout but with no TSR multiplier uplift, were appropriate and that the use of downward discretion was not required on this occasion. Changes to the Committee Finally, as previously announced, Samuel Jonah will be stepping down from the Board at the 2019 AGM. I would like to take this opportunity to thank Samuel for his long service to both this Committee and the wider Board. Dame Clara Furse will join the Committee following the 2019 AGM and I look forward to working with both Dame Clara, and the rest of the Committee, during the year ahead. /s/ Valerie Gooding Valerie Gooding Chairman of the Remuneration Committee 7 June 2019 79 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Remuneration Committee (continued) Total target remuneration at a glance – 2019 compared to 2020 The below table illustrates the arrangements in place during the year under review (2019) compared to those which will be in place for 2020. 2019 (y/e 31 March 2019)2020 (y/e 31 March 2020) Base salary Effective 27 July 2018:Effective 1 July 2019: Chief Executive: £1,050,000 (8.7% decrease to the role). Chief Executive: £1,050,000 (no increase). Chief Financial Officer: £700,000 (3.4% decreaseChief Financial Officer: £700,000 (no increase). to the role). Benefits Travel related benefits and private medical cover.Travel related benefits and private medical cover. PensionPension contribution of 24% of salary for all ExecutivePension contribution of 10% of salary for all Executive Directors until 27 July 2018 from which date contributions Directors. were reduced to 10% of salary for new executive incumbents. GSTIP Opportunity (% of salary):Opportunity (% of salary): Target: 100% Target: 100% Maximum: 200% Maximum: 200% Measures: Measures: Service revenue (20%), adjusted EBIT (20%), adjusted FCF Service revenue (25%), adjusted EBIT (25%), adjusted FCF (20%), and customer appreciation KPIs (40%).(25%), and customer appreciation KPIs (25%). GLTI Opportunity (% of salary):Opportunity (% of salary): Target: Target: Chief Executive – 230% Chief Executive – 230% Other Executive Directors – 210% Other Executive Directors – 210% Maximum: Maximum: Chief Executive – 575% Chief Executive – 575% Other Executive Directors – 525% Other Executive Directors – 525% Measures: Measures: Adjusted free cash flow (2/3 of total award) and Adjusted free cash flow (2/3 of total award) and TSR (1/3 of total award). TSR (1/3 of total award). Total targetChief Executive – £4.6m (effective 27 July 2018)Chief Executive – £4.6m remunerationChief Financial Officer – £3.0m (effective 27 July 2018)Chief Financial Officer – £3.0m Shareholding Chief Executive – 500% of salary Chief Executive – 500% of salary guidelinesChief Financial Officer – 400% of salary Chief Financial Officer – 400% of salary Include post employment holding requirements. Include post employment holding requirements. Shareholding Share ownership (as at 31 March 2018)Share ownership (as at 31 March 2019) informationThe share ownership values reflect an average share priceThe share ownership values reflect an average share price over the six months to 31 March 2018 of 217.58 pence: over the six months to 31 March 2019 of 149.27 pence: Chief Executive (Vittorio Colao): Chief Executive (Nick Read): 12,190,562 shares (2,306% of salary) 2,825,550 shares (402% of salary) Chief Financial Officer (Nick Read): Chief Financial Officer (Margherita Della Valle): 2,113,416 shares (634% of salary) 846,302 shares (180% of salary) Directors’ interests (as at 31 March 2018) Directors’ interests (as at 31 March 2019) The following Directors’ interests include both owned The following Directors’ interests include both owned shares and the maximum number of unvested shares shares and the maximum number of unvested shares (as disclosed on page 83 of the 2018 Annual Report): (see page 91 for further information): Chief Executive (Vittorio Colao) – 21,274,490 shares Chief Executive (Nick Read) – 9,222,245 shares Chief Financial Officer (Nick Read) – 6,822,235 shares Chief Financial Officer (Margherita Della Valle) – 3,573,007 shares 80 Vodafone Group Plc

Overview Strategic Report Governance Remuneration Policy Financials Other information Remuneration policy – notes to reader No changes have been made to our policy since its approval at the 2017 annual general meeting which was held on 28 July 2017. Our approved Policy Report is available on our website at vodafone.com, and has been reproduced below in the shaded boxes exactly as it was set out in the 2017 Annual Report. As such, a few phrases/disclosures are now out of date, including: – Dates/Page numbers – Including references to the 2017 annual general meeting and page number references. – Pensions – As set out on page 80, our Executive Directors receive pension contributions equivalent to 10% of salary. The policy approved at the 2017 annual general meeting allowed for 24% of salary, and this will be amended to reflect our actual arrangements when the policy is next submitted for approval. – Charts – The charts on page 85 reflect the incumbents at the time of the 2017 annual general meeting. Remuneration policy (first published in the 2017 Annual Report) In this forward-looking section we describe our remuneration policy for the Board. This includes our considerations when determining policy, a description of the elements of the reward package, including an indication of the potential future value of this package for each of the Executive Directors, and the policy applied to the Chairman and Non-Executive Directors. We will be seeking shareholder approval for our Remuneration Policy at the 2017 AGM and we intend to implement at that point. A summary and explanation of the proposed changes to the current remuneration policy is provided on pages 67 to 70. Subject to approval, we will review our policy each year to ensure that it continues to support our company strategy and if we feel it is necessary to make a change to our policy within the next three years, we will seek shareholder approval. Considerations when determining remuneration policy Our remuneration principles which are outlined on page 67 are the context for our policy. Our principal consideration when determining remuneration policy is to ensure that it supports our company strategy and business objectives. The views of our shareholders are also taken into account when determining executive pay. In advance of asking for approval for the remuneration policy we have consulted with our major shareholders. We invited our top 20 shareholders and a number of key governance stakeholders to comment on remuneration at Vodafone and to provide feedback on the proposed changes to the current policy which was approved at the 2014 AGM. A number of meetings between shareholders and the Remuneration Committee Chairman took place during this consultation period. Further details of this consultation are provided on pages 67 to 69 whilst a summary of the proposed changes to our current policy, which are incorporated in this revised Remuneration Policy section, is provided on page 70. Listening to and consulting with our employees is very important. This can take different forms in different markets but always includes our annual people survey which attracts very high levels of participation and engagement. We do not consult directly with employees on the executive remuneration policy nor is any fixed remuneration comparison measurement used. However, when determining the policy for Executive Directors, we have been mindful of the pay and employment conditions of employees in Vodafone Group as a whole, with particular reference to the market in which the executive is based. Further information on our remuneration policy for other employees is given on page 74. Performance measures and targets Our Company strategy and business objectives are the primary consideration when we are selecting performance measures for our incentive plans. The targets within our incentive plans that are related to internal financial measures (such as revenue, profit and cash flow) are typically determined based on our budgets. Targets for strategic and external measures (such as customer appreciation KPIs and total shareholder return (‘TSR’)) are set based on company objectives and in light of the competitive marketplace. The threshold and maximum levels of performance are set to reflect minimum acceptable levels at threshold and very stretching levels at maximum. As in previous Remuneration Reports we will disclose the details of our performance targets for our short and long-term incentive plans. However, our annual bonus targets are commercially sensitive and therefore we will only disclose our targets in the Remuneration Report following the completion of the financial year. We will disclose the targets for each long-term award in the Remuneration Report for the financial year preceding the start of the performance period. At the end of each performance period we review performance against the targets, using judgement to account for items such as (but not limited to) mergers, acquisitions, disposals, foreign exchange rate movements, changes in accounting treatment, material one-off tax settlements etc. The application of judgement is important to ensure that the final assessments of performance are fair and appropriate. In addition, the Remuneration Committee reviews the incentive plan results before any payments are made to executives or any shares vest and has full discretion to adjust the final payment or vesting downwards if they believe circumstances warrant it. In particular, the Committee has the discretion to use either malus or clawback as it sees appropriate. In the case of malus, the award may lapse wholly or in part, may vest to a lesser extent than it would otherwise have vested or vesting may be delayed. In the case of clawback, the Committee may recover bonus amounts that have been paid up to three years after the relevant payment date, or recover share awards that have vested up to two years after the relevant vesting date. The key trigger events for the use of the clawback arrangements include material misstatement of performance, material miscalculation of performance condition outcomes, and gross misconduct. Subject to approval of this Remuneration Policy, the clawback arrangements will be applicable to all future bonus amounts paid, or share awards granted, following the 2017 AGM. 81 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Remuneration Policy (continued) The remuneration policy table The table below summarises the main components of the reward package for Executive Directors. Purpose and link to strategy Operation are granted each year. Base salary – To attract and retain the best talent. – Salaries are usually reviewed annually and fixed for 12 months commencing 1 July. Decision is influenced by: – level of skill, experience and scope of responsibilities of individual; – business performance, scarcity of talent, economic climate and market conditions; – increases elsewhere within the Group; and – external comparator groups (which are used for reference purposes only) made up of companies of similar size and complexity to Vodafone. Pension – To remain competitive within the marketplace. – Executive Directors may choose to participate in the defined contribution pension scheme or to receive a cash allowance in lieu of pension. Benefits – To aid retention and remain competitive within the marketplace. – Travel related benefits. This may include (but is not limited to) company car or cash allowance, fuel and access to a driver where appropriate. – Private medical, death and disability insurance and annual health checks. – In the event that we ask an individual to relocate we would offer them support in line with Vodafone’s relocation or international assignment policies. This may cover (but is not limited to) relocation, cost of living allowance, housing, home leave, education support, tax equalisation and advice. – Legal fees if appropriate. – Other benefits are also offered in line with the benefits offered to other employees for example, our all-employee share plan, mobile phone discounts, maternity/paternity benefits, sick leave, paid holiday, etc. Annual Bonus –Global Short-Term Incentive Plan (‘GSTIP’) – To drive behaviour and communicate the key priorities for the year. – To motivate employees and incentivise delivery of performance over the one year operating cycle. – The financial metrics are designed to both drive our growth strategies whilst also focusing on improving operating efficiencies. The strategic measures aim to ensure a great customer experience remains at the heart of what we do. – Bonus levels and the appropriateness of measures and weightings are reviewed annually to ensure they continue to support our strategy. – Performance over the financial year is measured against stretching financial and non-financial performance targets set at the start of the financial year. – The annual bonus is usually paid in cash in June each year for performance over the previous year. Long-Term Incentive – Global Long-Term Incentive Plan (‘GLTI’) – To motivate and incentivise delivery of sustained performance over the long term. – To support and encourage greater shareholder alignment through a high level of personal share ownership. – The use of free cash flow as the principal performance measure ensures we apply prudent cash management and rigorous capital discipline to our investment decisions, whilst the use of TSR along with a performance period of not less than three years means that we are focused on the long-term interests of our shareholders. – Award levels and the framework for determining vesting are reviewed annually to ensure they continue to support our strategy. – Long-term incentive awards consist of performance shares which – All awards vest not less than three years after the award based on Group operational and external performance. – Dividend equivalents are paid in cash after the vesting date. 82 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Opportunity Performance metrics 2/3 to adjusted free cash flow and 1/3 – Average salary increases for existing Executive Committee members (including Executive Directors) will not normally exceed average increases for employees in other appropriate parts of the Group. Increases above this level may be made in specific situations. These situations could include (but are not limited to) internal promotions, changes to role, material changes to the business and exceptional company performance. None. – The pension contribution or cash payment is equal to 24% of annual gross salary. None. – Benefits will be provided in line with appropriate levels indicated by local market practice in the country of employment. – We expect to maintain benefits at the current level but the value of benefit may fluctuate depending on, amongst other things, personal situation, insurance premiums and other external factors. None. – Bonuses can range from 0–200% of base salary, with 100% paid for on-target performance. Maximum is only paid out for exceptional performance. – Performance over each financial year is measured against stretching targets set at the beginning of the year. – The performance measures normally comprise of a mix of financial and strategic measures. Financial measures may include (but are not limited to) profit, revenue and cash flow with a weighting of no less than 50%. Strategic measures may include (but are not limited to) customer appreciation KPIs such as net promoter score and brand consideration. – The target award level is 230% of base salary for the Chief Executive and 210% for other Executive Directors. – Minimum vesting is 0% of the target award level, threshold vesting is 45% of the target award level, and maximum vesting is 250% of the target award level. – Maximum long-term incentive face value at award of 575% of base salary for the Chief Executive and 525% for others Executive Directors. – The Committee has the discretion to reduce long-term incentive grant levels for directors who have neither met their shareholding guideline nor increased their shareholding by 100% of salary during the year. – The awards that vest accrue cash dividend equivalents over the three year vesting period. – Awards vest to the extent performance conditions are satisfied. There is a mandatory holding period where 50% of the post-tax shares are released after vesting, a further 25% after the first anniversary of vesting, and the remaining 25% will be released after the second anniversary. – Performance is measured against stretching targets set at the beginning of the performance period. – Vesting is determined based on the following measures: – adjusted free cash flow as our operational performance measure; and – relative TSR against a peer group of companies as our external performance measure. – Measures will normally be weighted to relative TSR. 83 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Remuneration Policy (continued) Notes to the remuneration policy table Existing arrangements We will honour existing awards to Executive Directors, and incentives, benefits and contractual arrangements made to individuals prior to their promotion to the Board and/or prior to the approval and implementation of this policy. For the avoidance of doubt this includes payments in respect of any award granted under the previous remuneration policy. This will last until the existing incentives vest (or lapse) or the benefits or contractual arrangements no longer apply. Long-Term Incentive (‘GLTI’) When referring to our long-term incentive awards we use the financial year end in which the award was made. For example, the “2017 award” was made in the financial year ending 31 March 2017. The awards are usually made in the first half of the financial year (the 2017 award was made in June 2016). The extent to which awards vest depends on two performance conditions: – underlying operational performance as measured by adjusted free cash flow; and – relative Total Shareholder Return (‘TSR’) against a peer group median. Adjusted free cash flow The free cash flow performance is based on the cumulative adjusted free cash flow figure over the performance period. The detailed targets and the definition of adjusted free cash flow are determined each year as appropriate. The target adjusted free cash flow level is set by reference to our long-range plan and market expectations. We consider the targets to be critical to the Company’s long-term success and its ability to maximise shareholder value, and to be in line with the strategic goals of the Company. The Remuneration Committee sets these targets to be sufficiently demanding with significant stretch where only outstanding performance will be rewarded with a maximum payout. The cumulative adjusted free cash flow vesting levels as a percentage of the award subject to this performance element are shown in the table below (with linear interpolation between points): Vesting percentage Performance (% of FCF element) Below threshold 0% Threshold 18% Target 40% Maximum 100% TSR outperformance of a peer group median We have a limited number of appropriate peers and this makes the measurement of a relative ranking system volatile. As such, the outperformance of the median of a peer group is felt to be the most appropriate TSR measure. The peer group for the performance condition is reviewed each year and amended as appropriate. The TSR vesting levels as a percentage of the award subject to this performance element are shown in the table below (with linear interpolation between points): Vesting percentage (% of TSR element) Below median 0% Median 18% Percentage outperformance of the peer group median equivalent to 65th percentile 40% Percentage outperformance of the peer group median equivalent to 80th percentile 100% In order to determine the percentages for the equivalent outperformance levels above median, the Remuneration Committee seeks independent external advice. Remuneration policy for other employees While our remuneration policy follows the same fundamental principles across the Group, packages offered to employees reflect differences in market practice in the different countries, role and seniority. For example, the remuneration package elements for our Executive Committee are essentially the same as for the Executive Directors with some minor differences, for example smaller levels of share awards and local or regional performance conditions where appropriate. The remuneration for the next level of management, our senior leadership team, again follows the same principles with local and individual performance aspects in the annual bonus targets and performance share awards. They also receive lower levels of share awards which are partly delivered in conditional share awards without performance conditions. 84 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Estimates of total future potential remuneration from 2018 pay packages The tables below provide estimates of the potential future remuneration for each of the Executive Directors based on the remuneration opportunity to be granted in the 2018 financial year. Potential outcomes based on different performance scenarios are provided for each Executive Director. The assumptions underlying each scenario are described below. Fixed Consists of base salary, benefits and pension. Base salary is at 1 July 2017. Benefits are valued using the figures in the total remuneration for the 2017 financial year table on page 78 (of the 2017 report). Pensions are valued by applying cash allowance rate of 24% of base salary at 1 July 2017. Base BenefitsPension Total fixed (£’000) (£’000) (£’000) (£’000) Chief Executive1,150 272761,453 Chief Financial Officer 72529174928 On targetBased on what a Director would receive if performance was in line with plan. The target award opportunity for the annual bonus (‘GSTIP’) is 100% of base salary. The target award opportunity for the long-term incentive (‘GLTI’) is 230% of base salary for the Chief Executive and 210% for the Chief Financial Officer. We assumed that TSR performance was at median. Maximum Two times the target award opportunity is payable under the annual bonus (‘GSTIP’). The maximum levels of performance for the long-term incentive (‘GLTI’) are 250% of target award opportunity. We assumed that TSR performance was at or above the 80th percentile equivalent. All scenarios Long-term incentives consist of share awards only which are measured at face value i.e. no assumption for increase in share price or cash dividend equivalents payable. Vittorio Colao, Chief Executive£’000Nick Read, Chief Financial Officer£’000 64% £5,24862% £1,45323% 0Fixed On targetMaximum0Fixed On targetMaximum ¢ Salary and benefits ¢ Annual bonus ¢ Long-term incentive¢ Salary and benefits ¢ Annual bonus ¢ Long-term incentive Recruitment remuneration Our approach to recruitment remuneration is to pay no more than is necessary and appropriate to attract the right talent to the role. The remuneration policy table (pages 72 and 73) sets out the various components which would be considered for inclusion in the remuneration package for the appointment of an Executive Director. Any new Director’s remuneration package would include the same elements, and be subject to the same constraints, as those of the existing Directors performing similar roles. This means a potential maximum bonus opportunity of 200% of base salary and long-term incentive maximum face value of opportunity at award of 575% of base salary. When considering the remuneration arrangements of individuals recruited from external roles to the Board, we will take into account the remuneration package of that individual in their prior role. We only provide additional compensation to individuals for awards foregone. If necessary we will seek to replicate, as far as practicable, the level and timing of such remuneration, taking into account also any remaining performance requirements applying to it. This will be achieved by granting awards of cash or shares that vest over a timeframe similar to those forfeited and if appropriate based on performance conditions. A commensurate reduction in quantum will be applied where it is determined that the new awards are either not subject to performance conditions or subject to performance conditions that are not as stretching as those of the awards forfeited. Service contracts of Executive Directors After an initial term of up to two years Executive Directors’ contracts have rolling terms and are terminable on no more than 12 months’ notice. The key elements of the service contract for executives relate to remuneration, payments on loss of office (see below), and restrictions during active employment (and for 12 months thereafter). These restrictions include non-competition, non-solicitation of customers and employees etc. Additionally, all of the Company’s share plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become exercisable on a change of control to the extent that any performance condition has been satisfied and pro-rated to reflect the acceleration of vesting. 12,000 10,000 8,000 £6,184 6,000 4,000 48% £3,176 2,000 £928 23% 29% 15% 12,000 £10,366 10,000 8,000 6,000 50% 4,000 22% 22% 2,000 28% 14% 85 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Remuneration Policy (continued) loss of office in as normal (if the executive continues to work during the notice period or is on gardening leave) or they will Payments for departing executives In the table below we summarise the key elements of our policy on payment for loss of office. We will of course, always comply both with the relevant plan rules and local employment legislation. Provision Policy Notice period and– 12 months’ notice from the Company to the Executive Director. compensation for– Up to 12 months’ base salary (in line with the notice period). Notice period payments will either be made service contractsbe made as monthly payments in lieu of notice (subject to mitigation if alternative employment is obtained). Treatment of annual bonus – The annual bonus will be pro-rated for the period of service during the financial year and will reflect the extent (‘GSTIP’) on termination to which Company performance has been achieved. under plan rules – The Remuneration Committee has discretion to reduce the entitlement to an annual bonus to reflect the individual’s performance and the circumstances of the termination. Treatment of unvested – An Executive Director’s award will vest in accordance with the terms of the plan and satisfaction of performance long-term incentive awards conditions measured at the normal completion of the performance period, with the award pro-rated for the (‘GLTI’) on termination proportion of the vesting period that had elapsed at the date of cessation of employment. under plan rules– The Remuneration Committee has discretion to vary the level of vesting as deemed appropriate, and in particular to determine that awards should not vest for reasons which may include, at their absolute discretion, departure in case of poor performance, departure without the agreement of the Board, or detrimental competitive activity. Pension and benefits– Generally pension and benefit provisions will continue to apply until the termination date. – Where appropriate other benefits may be receivable, such as (but not limited to) payments in lieu of accrued holiday and legal fees or tax advice costs in relation to the termination. – Benefits of relative small value may continue after termination where appropriate, such as (but not limited to) mobile phone provision. In exceptional circumstances, an arrangement may be established specifically to facilitate the exit of a particular individual albeit that any such arrangement would be made within the context of minimising the cost to the Group. We will only take such a course of action in exceptional circumstances and where it is considered to be in the best interests of shareholders. Chairman and Non-Executive Directors’ remuneration Our policy is for the Chairman to review the remuneration of Non-Executive Directors annually following consultation with the Remuneration Committee Chairman. Fees for the Chairman are set by the Remuneration Committee. Element Policy Fees – We aim to pay competitively for the role including consideration of the time commitment required. We benchmark the fees against an appropriate external comparator group. We pay fees to our Chairman and Senior Independent Director that include fees for chairmanship of any committees. We pay a fee to each of our other Non-Executive Directors and they receive an additional fee if they chair a committee. Non-executive fee levels are set within the maximum level as approved by shareholders as part of our Articles of Association. Allowances – An allowance is payable each time a non-Europe-based Non-Executive Director is required to travel to attend Board and committee meetings to reflect the additional time commitment involved. Incentives – Non-Executive Directors do not participate in any incentive plans. Benefits– Non-Executive Directors do not participate in any benefit plans. The Company does not provide any contribution to their pension arrangements. The Chairman is entitled to the use of a car and a driver whenever and wherever he is providing his services to or representing the Company. We have been advised that for Non-Executive Directors, certain travel and accommodation expenses in relation to attending Board meetings should be treated as a taxable benefit therefore we also cover the tax liability for these expenses. Non-Executive Director service contracts Non-Executive Directors are engaged on letters of appointment that set out their duties and responsibilities. The appointment of Non-Executive Directors may be terminated without compensation. Non-Executive Directors are generally not expected to serve for a period exceeding nine years. For further information refer to the “Nomination and Governance Committee” section of the Annual Report. 86 Vodafone Group Plc

Overview Strategic Report Governance Annual Report on Remuneration Financials Other information Remuneration Committee In this section we give details of the composition of the Remuneration Committee and activities undertaken during the 2019 financial year. The Committee is comprised to exercise independent judgement and consists only of the following independent Non-Executive Directors: Chairman: Valerie Gooding Committee members: Michel Demaré (appointed 27 July 2018), Dr Mathias Döpfner (until 27 July 2018), Renee James and Samuel Jonah The Committee regularly consults with Nick Read, the Chief Executive, and Leanne Wood, the Chief Human Resources Officer, on various matters relating to the appropriateness of awards for Executive Directors and senior executives, though they are not present when their own compensation is discussed. During the year, and up until they stepped down from their respective positions, the Committee also consulted with Vittorio Colao and Ronald Schellekens, who were the previous incumbents of these positions, on these same matters. In addition, Adrian Jackson, the Group Reward and Policy Director, provides a perspective on information provided to the Committee, and requests information and analysis from external advisers as required. Rosemary Martin, the Group General Counsel and Company Secretary, advises the Committee on corporate governance guidelines and acts as secretary to the Committee. External advisers The Remuneration Committee seeks and considers advice from independent remuneration advisers where appropriate. The appointed advisers, Willis Towers Watson, were selected through a thorough process led by the Chairman of the Remuneration Committee at the time and were appointed by the Committee in 2007. The Chairman of the Remuneration Committee has direct access to the advisers as and when required, and the Committee determines the protocols by which the advisers interact with management in support of the Committee. The advice and recommendations of the external advisers are used as a guide, but do not serve as a substitute for thorough consideration of the issues by each Committee member. Advisers attend Committee meetings occasionally, as and when required by the Committee. Willis Towers Watson is a member of the Remuneration Consultants’ Group and, as such, voluntarily operates under the Remuneration Consultants’ Group Code of Conduct in relation to executive remuneration consulting in the UK. This is based upon principles of transparency, integrity, objectivity, competence, due care and confidentiality by executive remuneration consultants. Willis Towers Watson has confirmed that it adheres to that Code of Conduct throughout the year for all remuneration services provided to Vodafone and therefore the Committee is satisfied that it is independent and objective. The Remuneration Consultants’ Group Code of Conduct is available at remunerationconsultantsgroup.com. Fees for services provided to the Committee £’0001 Adviser Appointed by Services provided to the Committee Other services provided to the Company Willis Towers Watson Remuneration Committee in 2007 Advice on market practice; governance; provision of market data on executive reward; reward consultancy; and performance analysis. 87 Reward and benefits consultancy; provision of benchmark data; pension administration; and insurance consultancy services. Note: 1 Fees are determined on a time spent basis. 2017 annual general meeting – Remuneration Policy voting results At the 2017 annual general meeting there was a binding vote on our Remuneration Policy. Details of the voting outcomes are provided in the table below. Votes for % Votes against % Total votes Withheld Remuneration Policy 17,581,245,488 97.19 507,704,367 2.81 18,088,949,855 55,312,703 2018 annual general meeting – Remuneration Report voting results At the 2018 annual general meeting there was an advisory vote on our Remuneration Report. Details of the voting outcomes are provided in the table below. Votes for % Votes against % Total votes Withheld Remuneration Report 16,474,188,042 97.12 488,883,471 2.88 16,963,071,513 463,720,332 Meetings The Remuneration Committee had five formal meetings and four formal conference calls during the year. In addition, informal conference calls can also take place. The principal agenda items at the formal meetings were as follows: Meeting Agenda items May 2018 – 2018 annual bonus achievement and 2019 targets/ranges – 2016 long-term incentive award vesting and 2019 targets/ranges – 2018 Directors’ Remuneration Report – Shareholder Update July 2018 – 2019 long-term incentive awards – Corporate governance matters November 2018 – 2020 annual bonus framework – External insights January 2019 – Corporate governance matters – Gender Pay Gap – Review of Remuneration Policy March 2019 – Remuneration arrangements across Vodafone – 2020 reward packages for the Executive Committee – Chairman and Non-Executive Director fee levels – 2019 Directors’ Remuneration Report – Fair Pay at Vodafone – Committee’s Terms of Reference – Risk assessment 87 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Annual Report on Remuneration (continued) 2019 remuneration In this section we summarise the pay packages awarded to our Executive Directors for performance in the 2019 financial year versus 2018. Specifically we have provided a table that shows all remuneration that was earned by each individual during the year and computed a single total remuneration figure for the year. The value of the annual bonus (‘GSTIP’) reflects what was earned in respect of the year but will be paid out in cash in the following year. Similarly the value of the long-term incentive (‘GLTI’) reflects the share awards which will vest in June 2019 as a result of the performance through the three year period ended at the completion of our financial year on 31 March 2019. The Remuneration Committee reviews all incentive awards prior to payment and uses judgement to ensure that the final assessments of performance are fair and appropriate. If circumstances warrant it, the Committee may adjust the final payment or vesting downwards. On this occasion, based on the fact that final annual bonus payout and final vesting level of long-term incentives awards under the GLTI were deemed to be an accurate reflection of performance and were considered fair and appropriate, the Committee did not use its discretion to adjust final outcomes. Further information on the Committee’s rationale for this decision can be found on page 79. Board changes Nick Read was appointed Chief Executive-Designate on 27 July 2018, and became Chief Executive on 1 October 2018. Nick’s 2019 single figure therefore reflects remuneration received both in respect of his current role, as well as in respect of his previous role as Chief Financial Officer. By comparison, Nick’s 2018 single figure solely reflects remuneration received in respect of his role as Chief Financial Officer. Margherita Della Valle joined the Board as Chief Financial Officer on 27 July 2018. In line with the reporting regulations, the single figure for Margherita reflects remuneration received in respect of services rendered as a Board Director (i.e. from 27 July 2018 to 31 March 2019). This includes the value of performance share awards granted to her prior to her appointment to the Board which vest based on adjusted free cash flow performance over the three-year period to 31 March 2019. Vittorio Colao retired from the Board on 30 September 2018. In line with the reporting regulations, the single figure for Vittorio reflects remuneration received in respect of services rendered as a Board Director (i.e. from 1 April 2018 to 30 September 2018). The single figure table does not include values in respect of Vittorio’s contractual loss of office payments which can instead be found on page 93. 2019 annual bonus (‘GSTIP’) payout In the table below we disclose our achievement against each of the performance measures and targets in our annual bonus (‘GSTIP’) and the resulting total annual bonus payout level for the year ended 31 March 2019 of 87.8% of target. This is applied to the target bonus level of 100% of base salary for each executive. Commentary on our performance against each measure is provided below the table. Payout at target performance 100% Payout at maximum performance 200% Threshold performance level €bn Target performance level €bn Maximum performance level €bn Actual performance level1 €bn Actual payout (% of target) Performance measure Service revenue 20% 40% 14.3% 37.4 39.4 41.3 38.8 Adjusted EBIT 20% 40% 16.3% 3.4 4.4 5.3 4.2 Adjusted free cash flow 20% 40% 20.2% 4.5 5.4 6.2 5.4 Customer appreciation KPIs 40% 80% 37.0% See below for further details Total annual bonus payout level 100% 200% 87.8% Note: 1 These figures are adjusted to include the removal of the impact of M&A, foreign exchange movements and any changes in accounting treatment. Total remuneration for the 2019 financial year Nick Read Margherita Della Valle Vittorio Colao 20192018 £’000 £’000 20192018 £’000 £’000 20192018 £’000 £’000 Salary/fees 947 722 476– 5751,150 Taxable benefits1 29 24 13– 1325 Annual bonus: GSTIP (see below for further detail) 922 927 418– 5051,471 Total long-term incentive: 1,012 2,337 220– 1,632 4,466 GLTI vesting during the year2 816 1,936 186– 1,3163,700 GLTI dividends3 196 401 34– 316766 Cash in lieu of pension 129 173 48– 138276 Other4 1 1 –– 11 Total 3,040 4,184 1,1755– 2,8647,389 Notes: 1 Taxable benefits include amounts in respect of: – Private healthcare (2019: Nick Read £2,612, Margherita Della Valle £1,760, Vittorio Colao £937; 2018: Nick Read £2,482; Vittorio Colao £2,482); – Cash car allowance £19,200 p.a.; and – Travel (2019: Nick Read £6,797, Margherita Della Valle £194, Vittorio Colao £1,663; 2018: Nick Read £2,479, Vittorio Colao £2,864). 2 The value shown in the 2018 column is the award which vested on 26 June 2018 and is valued using the execution share price on 26 June 2018 of 182.42 pence. The value shown in the 2019 column is the award which vests on 30 June 2019 and is valued using an average closing share price over the last quarter of the 2019 financial year of 142.25 pence. 3 Nick Read and Vittorio Colao also receive a cash award, equivalent in value to the dividends that would have been paid during the vesting period on any shares that vest . The dividend value shown in 2019 relates to awards vesting on 30 June 2019. Margherita Della Valle’s figure reflects the value of dividend equivalent awards accrued during the performance period in respect of the award vesting on 30 June 2019. 4 Reflects the value of the SAYE benefit which is calculated as £375 x 12 months x 20% to reflect the discount applied based on savings made during the year. 5 In line with our SEC reporting requirements, total remuneration received by Margherita Della Valle in respect of the period 1 April 2018 to 31 March 2019, inclusive of payments received whilst Deputy Chief Financial Officer, was £1,488k. 88 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Financial metrics During the year under review, free cash flow performance was in line with target performance level. A number of our European markets recorded above target performance, including Italy and Hungary, whilst Egypt and Turkey also recorded above target performance. This was however offset by particularly challenging results in Spain. Service revenue and adjusted EBIT results were below target, mainly driven by below target performance in Spain and the UK. Customer appreciation KPIs An assessment of performance under the customer appreciation KPIs measure was conducted on a market by market basis. Each market was assessed against a number of different metrics which included: – Net Promoter Score for both Consumer and Enterprise business units. – Brand consideration for Enterprise and both Consumer user and Consumer non-user. – Churn, revenue market share and ARPU. In respect of the measures included under the customer appreciation KPIs, net promoter score is used as a measure of the extent to which our customers would recommend us, whilst brand consideration acts as a measure of the percentage of people who would consider using a certain brand as their telecoms provider. Both measures utilise data from our local markets which is collected and validated for quality and consistency by independent third party agencies. The data is sourced from studies involving both our own customers and customers of our competitors for the NPS measure, and both Vodafone users and non-users for the brand consideration measure. In formulating a final assessment of performance under the customer appreciation KPIs other relevant customer factors such as churn, revenue market share, and service levels are considered. Overall Group performance was below target for the year reflecting our current market positions, in the markets where such metrics are measured, of: – Being ranked number 1 for Consumer NPS in 17 of 25 markets. – Being ranked number 1 for Business NPS in 15 of 20 markets. – Being ranked number 1 for Non-User Consumer Brand Consideration in 17 of 24 markets. Once these figures are adjusted to reflect changes in measured markets, they illustrate a decrease in the number of markets where we are leaders for Consumer NPS, an increase in the number of markets where we are leaders for Business NPS, and a maintenance in the number of markets where we are number 1 for non-user consumer brand consideration compared to last year. Further information on specific region and market performance is provided below. Although the continued work and passion of our people has seen us gain or retain leadership positions in a number of our markets, the Committee continues to assess performance against stretching targets reflecting our strategic ambitions in customer engagement in what remains a highly competitive market. It is within this context that overall performance against our Customer Appreciation KPIs metrics during the year was judged to be below target. The aggregated performance for the regions and the Group is calculated on a revenue-weighted average to give an overall achievement Customer appreciation KPIs Achievement (% of target) Europe 90.0% Rest of the World (‘RoW’) 102.5% Group 92.5% The achievement percentage for Europe includes strong performance in Hungary and Portugal with the former extending our leadership position in both Consumer and Business NPS, and the latter now positioned as clear first place in non-user brand consideration. In the UK we retained our number 1 spot in Business NPS and improved our Consumer NPS although further improvement is required to gain leadership on this metric. The achievement percentage for RoW reflects strong performance in Turkey where we regained our leadership position in Consumer NPS and significantly improved our score in Business NPS. Performance in this region also reflects improved performance in Egypt where we increased our scores and retained leadership in both NPS categories. Base salary £’000 Target bonus % of base salary 2019 payout % of target Actual payment £’000 2019 annual bonus (‘GSTIP’) amounts Nick Read 1,050 100% 87.8% 922 Margherita Della Valle1 700 100% 87.8% 418 Vittorio Colao2 1,150 100% 87.8% 505 Notes: 1 Reflects annual bonus amounts in respect of the period 27 July 2018 to 31 March 2019. 2 Reflects pro-rated bonus (for further details see page 93). 89 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Annual Report on Remuneration (continued) Long-term incentive (‘GLTI’) award vesting in June 2019 The 2017 long-term incentive (‘GLTI’) awards which were made in June 2016 will vest at 40.1% of maximum (100.2% of target) in June 2019. The performance conditions for the three year period ending in the 2019 financial year are as follows: TSR outperformance TSR peer group 0.0% p.a. (Up to median) 4.5% p.a. (65th percentile equivalent) 9.0% p.a. (80th percentile equivalent) Bharti Orange Adjusted free cash flow measure £bn BT Group Telecom Italia Below threshold <9.95 0% 0% 0% Deutsche Telekom Telefónica Threshold 9.95 50% 75% 100% MTN Target 11.80 100% 150% 200% Maximum 13.65 125% 187.5% 250% The adjusted free cash flow for the three year period ended on 31 March 2019 was £11.81 billion. This compares with a target of £11.80 billion and a threshold of £9.95 billion. The chart to the right shows that our TSR performance over the three year period ended on 31 March 2019 was below that of the median of our comparator group resulting in no additional uplift from the TSR multiplier as part of the vesting. Using the combined payout matrix above, this performance resulted in a payout of 100.2% of target (40.1% of maximum). The combined vesting percentages are applied to the target number of shares granted as shown below. 123 130 119 120 106 99 105 100 104 96 86 96 85 Adjusted free cash flow performance payout % of target Maximum number of shares Target number of shares Value of shares vesting (’000) Overall vesting % of target Number of shares vesting 2017 GLTI performance share awards vesting in June 2019 TSR multiplier Nick Read 1,432,123 572,849 100.2% 1.00 times 100.2% 573,708 £816 Margherita Della Valle1 306,547 153,273 100.6% N/A 100.6% 154,254 £220 Vittorio Colao2 3,078,938 1,231,575 100.2% 1.00 times 100.2% 925,066 £1,316 Notes: 1 These performance shares reflect an award granted to Margherita Della Valle prior to her appointment to the Board (including indicative dividend equivalent shares). The award was subject to adjusted free cash flow performance in line with the ranges outlined above. 2 The number and value of shares vesting for Vittorio Colao reflect the pro-rated amount paid in respect of time served. These share awards will vest on 30 June 2019. Specified procedures are performed by PricewaterhouseCoopers LLP over the adjusted free cash flow to assist with the Committee’s assessment of performance. The performance assessment in respect of the TSR measure is undertaken by Willis Towers Watson. Details of how the plan works can be found in the Policy Report that was approved at the 2014 AGM. Long-term incentive (‘GLTI’) awarded during the year The independent performance conditions for the 2019 long-term incentive awards made in June 2018 are adjusted free cash flow and TSR performance as follows: Adjusted FCF Performance (2/3 of total award) Adjusted FCF performance (€bn) Vesting percentage (% of FCF element) Below threshold <15.15 0% Threshold 15.15 18% Target 17.00 40% Maximum 18.85 100% TSR Performance (1/3 of total award) Vesting percentage (% of TSR element) TSR outperformance Below threshold Below median 0% Threshold Median 18% Target 5.0% p.a. (65th percentile equivalent) 40% Maximum 10.0% p.a. (80th percentile equivalent) 100% TSR peer group Bharti BT Group Deutsche Telekom Liberty Global MTN Orange Royal KPN Telecom Italia Telefónica 2017 GLTI award: TSR performance (growth in the value of a hypothetical US$100 holding over the performance period, six month averaging) 140126 113 110100101102 10093 9091 80 7073 6003/1609/1603/1709/1703/1809/1803/19 Vodafone Group Median of peer groupOutperformance of median of 9% p.a. 90 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Conditional awards of shares made to Executive Directors in June 2018 were as follows: Number of shares awarded Face value of shares awarded1 Proportion of maximum award vesting at minimum performance Target vesting level (40% of max) Maximum vesting level Target vesting level Maximum vesting level Performance period end 2019 GLTI performance share awards made in June 2018 Nick Read 1,311,217 3,278,043 £2,415,262 £6,038,155 1/5th 31 Mar 2021 Margherita Della Valle 798,132 1,995,330 £1,470,159 £3,675,398 1/5th 31 Mar 2021 Note: 1 Face value calculated based on the closing share price on 25 June 2018 (day immediately preceding the date of grant) of 184.2 pence. Dividend equivalents on the shares that vest are paid in cash after the vesting date. Outstanding awards The structure for awards made in August 2017 (vesting August 2020) and June 2018 (vesting June 2021) is set out on the previous page. Further details on the structure of these awards, and relevant targets, can be found in the Annual Report on Remuneration of the relevant year. All-employee share plans During the year the Executive Directors were eligible to participate in the Vodafone Group Sharesave Plan which is open to UK all-employees. The Vodafone Sharesave Plan is an HM Revenue & Customs (‘HMRC’) approved scheme open to all staff permanently employed by a Vodafone company in the UK as of the eligibility date. Options under the plan are granted at up to a 20% discount to market value. Executive Directors’ participation is included in the option table on page 92. Pensions During the 2019 financial year the Executive Directors received a cash allowance of 24% of base salary until 27 July 2018, after which they received a cash allowance of 10% of base salary. Margherita Della Valle accrued benefits of £6,801 under the defined contribution pension plan in respect of the period she served on the Board during the year. Neither Nick Read, Margherita Della Valle, or Vittorio Colao have participated in a defined benefit scheme whilst an Executive Director. The Executive Directors are provided benefits in the event of death in service. They also have an entitlement under a long-term disability plan from which 2/3 of base salary, up to a maximum benefit determined by the insurer, would be provided until the state pension age. In respect of the Executive Committee members, the Group has made aggregate contributions of £264,818 (2018: £256,913) into defined contribution pension schemes. Alignment to shareholder interests Current levels of ownership by the Executive Directors, and the date by which the goal should be or should have been achieved, are shown below. The values are calculated using an average share price over the six months to 31 March 2019 of 149.27 pence. Based on this valuation price, both Executive Directors are currently below their shareholding goals. In respect of Nick Read, this reflects a decrease in the valuation of his holding from 634% of salary, as stated in the 2018 report, to 402% as stated in the table below. This decrease is due to the 2019 measurement being calculated on Nick’s latest base salary since becoming Chief Executive (compared to the 2018 figure which was based on his salary as Chief Financial Officer), and the movement in share price since the previous measurement date. The number of shares Nick has beneficial ownership of has increased from 2,113,416 to 2,825,550 over the same period. Margherita Della Valle joined the Board on 27 July 2018 and will continue to work towards achieving her goal prior to July 2023. Goal as a % of salary Current % of salary held % of goal achieved Number of shares owned Value of shareholding Date for goal to be achieved At 31 March 2019 Nick Read 500% 402% 80% 2,825,550 £4.2m July 2023 Margherita Della Valle 400% 180% 45% 846,302 £1.3m July 2023 Vittorio Colao (position at retirement) N/A N/A N/A 13,263,145 £19.8m N/A The shareholding goals include a post employment condition whereby the Executive Directors will be required to continue to meet their guideline until all long-term incentives have vested. If this condition is not met, then any unvested GLTI awards will normally be forfeited. Collectively the Executive Committee including the Executive Directors owned 17,221,392 million Vodafone shares at 31 March 2019, with a value of over £25.7 million. None of the Executive Committee members’ shareholdings amounts to more than 1% of the issued shares in that class of share, excluding treasury shares. Directors’ interests in the shares of the Company A summary of interests in shares and scheme interests of the Directors who served during the year is given below. Margherita Della Valle’s outstanding GLTR shares were granted prior to her appointment to the Board. More details of the performance shares and options follows. Share Plans Share options Unvested without performance conditions (Granted prior to appointment to the Board ) Total number of interests in shares (at maximum)1 Unvested with performance conditions (at target) Unvested with performance conditions (at maximum) SAYE (unvested without performance conditions) At 31 March 2019 Executive Directors Nick Read 9,222,245 – 2,553,440 6,383,603 13,292 Margherita Della Valle 3,573,007 146,276 1,090,679 2,580,429 – Vittorio Colao (position at retirement) 19,307,917 – 2,412,378 6,030,946 13,826 Total 32,103,169 146,276 6,056,497 14,994,978 27,118 Note: 1 This includes both owned shares and the maximum number of unvested shares. 91 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Annual Report on Remuneration (continued) The total number of interests in shares includes interests of connected persons, unvested share awards and share options. Total number of interests in shares At 31 March 2019 Non-Executive Directors Sanjiv Ahuja 14,000 (ADRs)1 Sir Crispin Davis 34,500 Michel Demaré 100,000 Dr Mathias Döpfner (position upon retirement) 11,500 Dame Clara Furse 75,000 Valerie Gooding 28,970 Renee James 27,272 Samuel Jonah 30,190 Gerard Kleisterlee 220,000 Maria Amparo Moraleda Martinez 30,000 David Nish 107,018 Note: 1 One ADR is equivalent to ten ordinary shares. At 14 May 2019 and during the period from 1 April 2019 to 14 May 2019, no Director had any interest in the shares of any subsidiary company. Other than those individuals included in the tables above who were Board members at 31 March 2019 members of the Group’s Executive Committee at 31 March 2019 had an aggregate beneficial interest in 13,549,540 ordinary shares of the Company. At 14 May 2019 the Directors had an aggregate beneficial interest in 4,464,802 ordinary shares of the Company and the Executive Committee members had an aggregate beneficial interest in 12,801,032 ordinary shares of the Company. The change in the number of shares held by the Executive Committee reflects a change in membership during this period. None of the Directors or the Executive Committee members had an individual beneficial interest amounting to greater than 1% of the Company’s ordinary shares. The Directors’ total number of interests in shares did not change during the period from 1 April 2019 to 14 May 2019. Performance shares The maximum number of outstanding shares that have been awarded to Directors under the long-term incentive (‘GLTI’) plan are currently as follows: 2017 award Awarded: June 2016 Performance period ending: March 2019 Vesting date: June 2019 Share price at grant: 216.8 pence 2018 award Awarded: August 20171 Performance period ending: March 2020 Vesting date: August 20201 Share price at grant: 224.0 pence1 2019 award Awarded: June 2018 Performance period ending: March 2021 Vesting date: June 2021 Share price at grant: 184.2 pence GLTI performance share awards Nick Read 1,432,123 1,673,437 3,278,043 Margherita Della Valle1 259,174 260,764 1,995,330 Vittorio Colao 3,078,938 2,952,008 – Note: 1 Margherita Della Valle’s 2018 award was granted in June 2017 at a price of 223.7 pence and will subsequently vest in June 2020. Details of the performance conditions for the awards can be found on page 90. Margherita Della Valle’s 2017 and 2018 awards are subject to adjusted free cash flow only. Share options The following information summarises the Executive Directors’ options under the Vodafone Group 2008 Sharesave Plan (‘SAYE’). HMRC approved awards may be made under all of the schemes mentioned. No other Directors have options under any schemes and, other than under the SAYE, no options have been granted since 2007. Options under the Vodafone Group 2008 Sharesave Plan were granted at a discount of 20% to the market value of the shares at the time of the grant. No other options may be granted at a discount. Options granted during the 2019 financial year Options exercised during the 2019 financial year Options lapsed during the 2019 financial year At 1 April 2018 or date of appointment Options held at 31 March 2019 Market price on exercise Option price Date from which exercisable Number of shares Number of shares Number of shares Number of shares Number of shares Gain on exercise Grant date Pence1 Expiry date Pence Note: 1 The closing trade share price on 31 March 2019 was 139.80 pence. The highest trade share price during the year was 213.95 pence and the lowest price was 131.36 pence. At 14 May 2019 there had been no change to the Directors’ interests in share options from 31 March 2019. Other than those individuals included in the table above, at 14 May 2019 members of the Group’s Executive Committee held options for 36,952 ordinary shares at prices ranging from 154.5 pence to 189.2 pence per ordinary share, with a weighted average exercise price of 162.4 pence per ordinary share exercisable at dates ranging from 1 September 2019 to 1 April 2022. Margherita Della Valle, Hannes Ametsreiter, Aldo Bisio, António Coimbra, Ahmed Essam, Rosemary Martin, Joakim Reiter, Serpil Timuray and Leanne Wood held no options at 14 May 2019. Nick Read SAYE Mar 20174,854––– 4,854 154.51 Apr 2022 Sep 2022–– SAYE Jul 20178,438––– 8,438 177.75 Sep 2022 Feb 2023–– Total13,292––– 13,292 –– 92 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Loss of office payments Vittorio Colao retired on 30 September 2018 having worked four months and 17 days of his 12 month notice period. Vittorio was entitled to receive payments in lieu of notice each month for the remainder of his notice period subject to mitigation. Vittorio received the equivalent of six months salary (£575,000) for the period 1 October 2018 to 31 March 2019. The remaining payments in lieu of notice in respect of the period from 1 April 2019 to 14 May 2019 (£139,113) were paid in April 2019 and May 2019 respectively. Since Vittorio was employed for part of the 2019 financial year his annual bonus payment (as disclosed on pages 88 and 89) was pro-rated for time served (i.e. to 30 September 2018). Vittorio’s 2017 GLTI award, the final vesting of which is described on page 90, will also be pro-rated for time worked and will vest at the normal vesting date. Vittorio’s outstanding 2018 GLTI award will be pro-rated on a time worked basis and will vest, subject to performance, at the normal vesting date in accordance with the share plan rules. Vittorio received no further payments other than those stated above, and, other than the pro-rated 2018 GLTI award detailed above, will receive no further payments or benefits aside from the provision of a SIM card for his personal use at the Company’s expense for a period of three years commencing 1 October 2018. Payments to past Directors During the 2019 financial year Lord MacLaurin received benefit payments in respect of security costs as per his contractual arrangements. These costs exceeded our de minimis threshold of £5,000 p.a. and, including the tax paid, were £23,186 (2018: £9,411). Fees retained for external non-executive directorships Executive Directors may hold positions in other companies as non-executive directors and retain the fees. During the year ended 31 March 2019 Nick Read served as a non-executive director on the board of Booker Holdings Inc. where he retained fees of $335,000. Margherita Della Valle served as a non-executive director on the board of Centrica plc where she retained fees of £66,651 in respect of the period since 27 July 2018. Margherita stepped down from the board of Centrica plc on 12 May 2019. Vittorio Colao served as a non-executive director on the boards of Unilever N.V. and Unilever PLC. Vittorio retained fees of €63,500 in respect of the period to 30 September 2018 (2017: €54,474 and £42,500). Assessing pay and performance In the table below we summarise the Chief Executive’s single figure remuneration over the past ten years, as well as how our variable pay plans have paid out in relation to the maximum opportunity. This can be compared with the historic TSR performance over the same period. The chart below shows the performance of the Company relative to the STOXX Europe 600 Index over a ten year period. The STOXX Europe 600 Index was selected as this is a broad-based index that includes many of our closest competitors. It should be noted that the payout from the long-term incentive plan is based on the TSR performance shown in the chart on page 90 and not this chart. 310 305 267 285 170 193 137 Financial year remuneration for Chief Executive 20101 2011 2012 2013 2014 2015 2016 2017 2018 2019 Single figure of total remuneration £’000 3,350 7,022 15,767 11,099 8,014 2,810 5,224 6,332 7,389 2,8642 1,6573 Annual variable element (actual award versus max opportunity) 64% 62% 47% 33% 44% 56% 58% 47% 64% 44% Long-term incentive (vesting versus max opportunity) 25% 31% 100% 57% 37% 0% 23% 44% 67% 40% Notes: 1 The single figure reflects share awards which were granted in 2006 and 2007, prior to Vittorio Colao’s appointment to Chief Executive in 2008. 2 Reflects the single figure in respect of Vittorio Colao for the period to 30 September 2018. 3 Reflects the single figure in respect of Nick Read for the period from 1 October 2018. Change in the Chief Executive’s remuneration between 2018 and 2019 In the table below we show the percentage change in the Chief Executive’s remuneration (salary, taxable benefits and annual bonus payment) between the 2018 and 2019 financial years compared to the average for other Vodafone Group employees who are measured on comparable business objectives and who have been employed in the UK since 2018 (per capita). Vodafone has employees based all around the world and some of these individuals work in countries with very high inflation therefore a comparison to Vodafone’s UK-based Group employees is more appropriate than to all employees. In line with the regulations, the table below calculates the percentage change in the Chief Executive’s remuneration by comparing Nick Read’s 2019 remuneration with Vittorio Colao’s 2018 remuneration. This reflects the change in incumbent as detailed on page 88. Percentage change from 2018 to 2019 Other Vodafone Group employees employed in the UK Item Chief Executive Base salary -17.7% 5.1% Taxable benefits 16.0% 1.5% Annual bonus -37.3% -23.9% Ten year historical TSR performance (growth in the value of a hypothetical €100 holding over ten years) 325322287 288 275279276 215245 225190227217 155 175168167 125100 7503/09 03/10 03/11 03/12 03/13 03/14 03/15 03/16 03/17 03/18 03/19 Vodafone Group STOXX Europe 600 Index 93 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Annual Report on Remuneration (continued) CEO pay ratio The following table sets out our CEO pay ratio figures in respect of 2019. Although disclosure in this area is not required until 2020, the Committee agreed that given the methodology for calculating these figures is now available, it was appropriate to disclose early. The CEO single figure used in the calculation of the 2019 ratios reflects a blended figure for Vittorio Colao and Nick Read, recognising the change in incumbency for this role during the year. CEO Single Figure: £4,522k Year Method 25th percentile pay ratio Median pay ratio 75th percentile pay ratio 2019 Option B 174:1 111:1 60:1 The calculation methodology used reflects Option B as defined under the relevant regulations. This utilises data analysed within our Gender Pay Gap report, with employees at the three quartiles identified from this analysis and their respective single figure values calculated. To ensure this data accurately reflects individuals at such quartiles, the single figure values for individuals immediately above and below the identified employee at each quartile within the Gender Pay Gap analysis were also reviewed. Year Supporting information 25th percentile pay ratio Median pay ratio 75th percentile pay ratio 2019 Salary £22.7k £36.4k £65.0k Total pay £26.1k £40.8k £75.5k Relative spend on pay The chart below shows both the dividends distributed in the year and the total cost of remuneration in the Group. For more details on dividends and expenditure on remuneration for all employees, please see pages 144 and 171 respectively. 2019 remuneration for the Chairman and Non-Executive Directors Salary/fees Benefits1 Total 2019 £’000 2018 £’000 2019 £’000 2018 £’000 2019 £’000 2018 £’000 Notes: 1 We have been advised that for Non-Executive Directors, certain travel and accommodation expenses in relation to attending Board meetings should be treated as a taxable benefit. The table above includes these travel expenses and the corresponding tax contribution. 2 Salary/fees include an additional allowance of £6,000 per meeting for Directors based outside Europe. Chairman Gerard Kleisterlee 644625 8685 730710 Senior Independent Director Valerie Gooding 165157 710 172167 Non-Executive Directors Sanjiv Ahuja (appointed 9 November 2018) 45– –– 45– Sir Crispin Davis 115115 15 116120 Michel Demaré (appointed 1 February 2018) 11519 176 13225 Dame Clara Furse 115115 26 117121 Renee James2 139139 1719 156158 Samuel Jonah2 151151 1512 166163 Maria Amparo Moraleda Martinez (appointed 1 June 2017) 11596 1821 133117 David Nish 140132 3724 177156 Former Non-Executive Directors Dr Mathias Döpfner (retired 27 July 2018) 38115 –5 38120 Total 1,7821,664 200193 1,9821,857 Relative importance of spend on pay€m 6,000 5,076 5,267 5,000 3,961 4,022 4,000 3,000 2,000 1,000 02018201920182019 Distributed by way of dividendsOverall expenditure on remuneration for all employees 94 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information 2020 remuneration Details of how the Remuneration Policy will be implemented for the 2020 financial year are set out below. As set out in the Letter from the Remuneration Committee Chairman, prior to reviewing executive remuneration arrangements the Committee was fully briefed on remuneration arrangements elsewhere in the business. This included a detailed discussion on the structure of remuneration offerings at each level of the business and how pay at these levels is determined. The cumulative effect of these discussions was that the Committee was able to make decisions in respect of executive remuneration within the context of how, and appreciating the rationale for why, remuneration arrangements evolve across the different levels within the organisation. 2020 base salaries In March 2019 the Committee reviewed executive remuneration arrangements against the following comparator groups: 1) A EuroTop peer group constituting the top 50 European companies (excluding financial services companies) and a few other select companies relevant to the TelCo sector; and 2) The FTSE 30 (excluding financial services companies). Following this review, the Committee agreed that the salaries for both the Chief Executive and Chief Financial Officer would remain unchanged at: – Chief Executive: Nick Read £1,050,000; and – Chief Financial Officer: Margherita Della Valle £700,000. The average salary increase for Executive Committee members will be 1.6% – this compares to a budget of 2.1% which is based on an average of the relevant local market budget for each Executive Committee member, Pension Pension arrangements for both the Chief Executive and the Chief Financial Officer will remain unchanged at 10% of salary, in line with the level for the wider UK population. 2020 annual bonus (‘GSTIP’) The performance measures and weightings for 2020, are outlined below. – service revenue (25%); – adjusted EBIT (25%); – adjusted free cash flow (25%); and – customer appreciation KPIs (25%). This includes an assessment of churn, revenue market share, and Net Promoter Score1 (‘NPS’). Note: 1 The assessment of NPS utilises data collected in our local markets which is validated for quality and consistency by independent third party agencies. The customer appreciation metric was introduced in the 2016 financial year with a weighting of 40%. This reflected our significant focus at the time on Customer Experience and Customer Obsession which formed the core of our CXX strategic programme. Whilst customer experience remains crucial to our future success, the key aims of the CXX programme are now embedded in our day-to-day business. As such, for 2020, we will rebalance the performance conditions by equally weighting all measures at 25%. Due to the potential impact on our commercial interests, annual bonus targets are considered commercially sensitive and therefore will be disclosed in the 2020 Remuneration Report following the completion of the financial year. Long-term incentive (‘GLTI’) awards for 2020 Awards for 2020 will be made in line with the arrangements described in our policy on pages 82 to 84. Vesting of the 2020 award will be subject to the performance of adjusted free cash flow (2/3 of total award) and TSR (1/3 of total award). The details for the 2020 award targets are provided in the table below (with linear interpolation between points). Following the annual review of the performance measures which included a review of analysis provided by the Committee’s external advisers, the Committee decided that, in light of its geographical focus compared to our own strategic priorities, Bharti should be removed from the peer group for the 2020 award. Full details of the peer group for the 2020 award are provided on the following page. The Committee further determined that the TSR outperformance range for the 2020 award should continue to be set at the 65th and 80th percentile equivalents for target and maximum performance respectively. For the 2020 award, this equates to outperformance of 4.25% p.a. at target and 8.50% p.a. at maximum. Adjusted FCF Performance (2/3 of total award) Adjusted FCF performance (€bn) Vesting percentage (% of FCF element) Below threshold <15.85 0% Threshold 15.85 18% Target 17.70 40% Maximum 19.55 100% 95 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Annual Report on Remuneration (continued) TSR Performance (1/3 of total award) Vesting percentage (% of TSR element) TSR outperformance Below threshold Below median 0% Threshold Median 18% Target 4.25% p.a. (65th percentile equivalent) 40% Maximum 8.50% p.a. (80th percentile equivalent) 100% TSR peer group BT Group Deutsche Telekom Liberty Global MTN Orange Royal KPN Telecom Italia Telefónica 2020 remuneration for the Chairman and Non-Executive Directors For the 2019 review the fees for our Chairman and non-executives have been benchmarked against the FTSE 30 (excluding financial services companies). Following the review it was agreed that no changes will be made to the current fee levels which are set out in the table below. Position/role Fee payable £’000 Chairman1 650 Non-Executive Director 115 Additional combined fee for Senior Independent Director and Chairman of the Remuneration Committee 50 Additional fee for Chairmanship of Audit and Risk Committee 25 Note: 1 The Chairman’s fee also includes the fee for the Chairmanship of the Nominations and Governance Committee. For 2020 the allowance payable each time a non-Europe-based Non-Executive Director is required to travel to attend Board and Committee meetings to reflect the additional time commitment involved is £6,000. Further remuneration information Dilution All awards are made under plans that incorporate dilution limits as set out in the guidelines for share incentive schemes published by the Investment Association. The current estimated dilution from subsisting executive awards, including the planned June 2019 awards, is approximately 2.7% of the Company’s share capital at 31 March 2019 (2.7% at 31 March 2018), whilst from all-employee share awards it is approximately 0.3% (0.4% at 31 March 2018). This gives a total dilution of 3.0% (3.1% at 31 March 2018). Service contracts The terms and conditions of appointment of our Directors are available for inspection at the Company’s registered office during normal business hours and at the annual general meeting (for 15 minutes prior to the meeting and during the meeting). The Executive Directors have notice periods in their service contracts of 12 months. The Non-Executive Directors’ letters of appointment do not contain provision for notice periods or for compensation if their appointments are terminated. This report on remuneration has been approved by the Board of Directors and signed on its behalf by: /s/ Valerie Gooding Valerie Gooding Chairman of the Remuneration Committee 7 June 2019 96 Vodafone Group Plc

Overview Strategic Report Governance Our US listing requirements Financials Other information As Vodafone’s American depositary shares are listed on NASDAQ Stock Market LLC (‘NASDAQ’), we are required to disclose a summary of any material differences between the corporate governance practices we follow and those of US companies listed on NASDAQ. Vodafone’s corporate governance practices are primarily based on UK requirements but substantially conform to those required of US companies listed on NASDAQ. The material differences are set out in the following table: Board member independence Different tests of independence for Board members are applied under the 2016 UK Corporate Governance Code (the ‘Code’) and the NASDAQ listing rules. The Board is not required to take into consideration NASDAQ’s detailed definitions of independence as set out in the NASDAQ listing rules. The Board has carried out an assessment based on the independence requirements of the Code and has determined that, in its judgement, each of Vodafone’s Non-Executive Directors is independent within the meaning of those requirements. Committees The NASDAQ listing rules require US companies to have a nominations committee, an audit committee and a compensation committee, each composed entirely of independent directors, with the nominations committee and the audit committee each required to have a written charter which addresses the committee’s purpose and responsibilities, and the compensation committee having sole authority and adequate funding to engage compensation consultants, independent legal counsel and other compensation advisers. – Our Nominations and Governance Committee is chaired by the Chairman of the Board and its other members are independent Non-Executive Directors. – Our Remuneration Committee is composed entirely of independent Non-Executive Directors. – Our Audit and Risk Committee is composed entirely of Non-Executive Directors, each of whom (i) the Board has determined to be independent based on the independence requirements of the Code and (ii) meets the independence requirements of the Securities Exchange Act 1934. – We have terms of reference for our Nominations and Governance Committee, Audit and Risk Committee and Remuneration Committee, each of which complies with the requirements of the Code and is available for inspection on our website at vodafone.com/governance. – These terms of reference are generally responsive to the relevant NASDAQ listing rules, but may not address all aspects of these rules. Code of Ethics and Code of Conduct Under the NASDAQ listing rules, US companies must adopt a Code of Conduct applicable to all directors, officers and employees that complies with the definition of a “code of ethics” set out in section 406 of the Sarbanes-Oxley Act. – We have adopted a Code of Ethics that complies with section 406 of the Sarbanes-Oxley Act which is applicable only to the senior financial and principal executive officers, and which is available on our website at vodafone.com/governance. – We have also adopted a separate Code of Conduct which applies to all employees. Quorum The quorum required for shareholder meetings, in accordance with our Articles of Association, is two shareholders, regardless of the level of their aggregate share ownership, while US companies listed on NASDAQ are required by the NASDAQ listing rules to have a minimum quorum of 33.33% of the shareholders of ordinary shares for shareholder meetings. Related party transactions In lieu of obtaining an independent review of related party transactions for conflicts of interests in accordance with the NASDAQ listing rules, we seek shareholder approval for related party transactions that (i) meet certain financial thresholds or (ii) have unusual features in accordance with the Listing Rules issued by the FCA in the United Kingdom (the ‘Listing Rules’), the Companies Act 2006 and our Articles of Association. Further, we use the definition of a transaction with a related party as set out in the Listing Rules, which differs in certain respects from the definition of related party transaction in the NASDAQ listing rules. Shareholder approval When determining whether shareholder approval is required for a proposed transaction, we comply with both the NASDAQ listing rules and the Listing Rules. Under the NASDAQ listing rules, whether shareholder approval is required for a transaction depends on, among other things, the percentage of shares to be issued or sold in connection with the transaction. Under the Listing Rules, whether shareholder approval is required for a transaction depends on, among other things, whether the size of a transaction exceeds a certain percentage of the size of the listed company undertaking the transaction. 97 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Directors’ report The Directors of the Company present their report together with the audited consolidated financial statements for the year ended 31 March 2019. This report has been prepared in accordance with requirements outlined within The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 and forms part of the management report as required under Disclosure Guidance and Transparency Rule (‘DTR’) 4. Certain information that fulfils the requirements of the Directors’ report can be found elsewhere in this document and is referred to below. This information is incorporated into this Directors’ report by reference. Responsibility statement As required under the DTRs, a statement made by the Board regarding the preparation of the financial statements is set out on pages 100 and 101 which also provides details regarding the disclosure of information to the Company’s auditors and management’s report on internal control over financial information. Going concern The going concern statement required by the Listing Rules and the UK Corporate Governance Code (the ‘Code’) is set out in the “Directors’ statement of responsibility” on page 101. System of risk management and internal control The Board is responsible for maintaining a risk management and internal control system and for managing principal risks faced by the Group. Such a system is designed to manage rather than eliminate business risks and can only provide reasonable and not absolute assurance against material mistreatment or loss. This is described in more detail in the Audit and Risk Committee report on pages 71 to 76. The Board has implemented in full the FRC “Guidance on Risk Management Internal Control and related Financial and Business Reporting” for the year and to the date of this Annual Report. The resulting procedures, which are subject to regular monitoring and review, provide an ongoing process for identifying, evaluating and managing the Company’s principal risks (which can be found on pages 44 to 51). Corporate governance statement The corporate governance statement setting out how the Company complies with the Code and which includes a description of the main features of our internal control and risk management arrangements in relation to the financial reporting process is set out on pages 52 to 96. The information required by DTR 7.2.6R can be found in the “Shareholder information” section on pages 214 to 220. A description of the composition and operation of the Board and its Committees including the Board Diversity Policy is set out on pages 68 to 70. The Code can be viewed in full at frc.org.uk. Strategic Report The Strategic Report is set out on pages 6 to 51 and is incorporated into this Directors’ report by reference. Directors and their interests The Directors of the Company who served during the financial year ended 31 March 2019 and up to the date of signing the financial statements are as follows: Gerard Kleisterlee, Vittorio Colao, Nick Read, Margherita Della Valle, Sanjiv Ahuja, Sir Crispin Davis, Michel Demaré, Dr Mathias Döpfner, Dame Clara Furse, Valerie Gooding, Renee James, Samuel Jonah, Amparo Moraleda and David Nish. A summary of the rules relating to the appointment and replacement of Directors and Directors’ powers can be found on page 216. Details of Directors’ interests in the Company’s ordinary shares, options held over ordinary shares, interests in share options and long-term incentive plans are set out on pages 77 to 96. Directors’ conflicts of interest Established within the Company is a procedure for managing and monitoring conflicts of interest for Directors. Details of this procedure are set out on page 69. Directors’ indemnities In accordance with our Articles of Association and to the extent permitted by law, Directors are granted an indemnity from the Company in respect of liability incurred as a result of their office. In addition, we maintained a Directors’ and officers’ liability insurance policy throughout the year. Neither our indemnity nor the insurance provides cover in the event that a Director is proven to have acted dishonestly or fraudulently. Disclosures required under Listing Rule 9.8.4 The information on the amount of interest capitalised and the treatment of tax relief can be found in notes 5 and 6 to the consolidated financial statements respectively. The remaining disclosures required by Listing Rule 9.8.4 are not applicable to Vodafone. Capital structure and rights attaching to shares All information relating to the Company’s capital structure, rights attaching to shares, dividends, the policy to repurchase the Company’s own shares, details of Company share repurchases and other shareholder information is contained on pages 34 and 214 to 220. Change of control Details of change of control provisions in the Company’s revolving credit facilities are set out in note 21 “Capital and financial risk management”. Information on agreements between the Company and its Directors providing for compensation for loss of office of employment (including details of change of control provisions in share schemes) is set out on pages 85 and 86. Subject to that, there are no agreements between the Company and its employees providing for compensation for loss of office of employment that occurs because of a takeover bid. Dividends Full details of the Company’s dividend policy and proposed final dividend payment for the year ended 31 March 2019 are set out on page 34 and note 9 to the consolidated financial statements. Sustainability Information about the Company’s approach to sustainability risks and opportunities is set out on pages 36 to 41. Also included on these pages are details of our greenhouse gas emissions. Political donations No political donations or contributions to political parties under the Companies Act 2006 have been made during the financial year. The Group policy is that no political donations be made or political expenditure incurred. Financial risk management objectives and policies Disclosures relating to financial risk management objectives and policies, including our policy for hedging are set out in note 21 to the consolidated financial statements and disclosures relating to exposure to price risk, credit risk, liquidity risk and cash flow risk are outlined in note 21. Important events since the end of the financial year Details of those important events affecting the Group which have occurred since the end of the financial year are set out in the Strategic Report and note 30 to the consolidated financial statements. Future developments within the Group The Strategic Report contains details of likely future developments within the Group. Group policy compliance Each Group policy is owned by a member of the Executive Committee so that there is clear accountability and authority for ensuring the associated business risk is adequately managed. Regional Chief Executives and the senior leadership team member responsible for each Group function have primary accountability for ensuring compliance with all Group policies by all our markets and entities. Our Group compliance team and policy champions support the policy owners and local markets in implementing policies and monitoring compliance. All of the key Group policies have been consolidated into the Vodafone Code of Conduct which applies to all employees and those who work for or on behalf of Vodafone. It sets out the standards of behaviour expected in relation to areas such as insider dealing, bribery and raising concerns through the whistle blowing process (known internally as Speak Up). Branches The Group, through various subsidiaries, has branches in a number of different jurisdictions in which the business operates. Further details are included in note 32. Employee disclosures Vodafone is an inclusive employer and diversity is important to us. We give full and fair consideration to applications for employment by disabled persons and the continued employment of anyone incurring a disability while employed by us. Training, career development and promotion opportunities are equally applied for all our employees, regardless of disability. Our disclosures relating to the employment of women in senior management roles, diversity, employee engagement and policies are set out on pages 42 and 43. By Order of the Board /s/ Rosemary Martin Rosemary Martin Group General Counsel and Company Secretary 7 June 2019 98 Vodafone Group Plc

Overview Strategic Report Governance Reporting our financial performance Financials Other information activities intentionally left blank registered public and segmental analysis blank 159 20. Borrowings and capital Consolidated financial 111 130 136 4. Impairment losses 5. Investment income and management Employee remuneration intentionally left blank 111 Consolidated statement 208 This page is intentionally left and assets and liabilities compensation 171 23. Employees blank 113 Consolidated statement Financial position benefits blank 114 Consolidated statement blank 149 12. Investments in associates 180 182 27. Commitments 28. Contingent liabilities blank 153 13. Other investments receivables statements Focus on clear, effective and concise reporting We continue to review the format of our consolidated financial statements with the aim of making them clearer and easier to follow. To help you navigate to information that might be important to you, three key matters in the year were: 100Directors’ statement 115Notes to the consolidated financial statements:200 Other unaudited of responsibility115 1. Basis of preparationCash flowsfinancial information: 103Risk mitigationIncome statement 157 18. Reconciliation of net 200 Prior year operating results 110Report of independent124 2. Revenue disaggregationcash flow from operating206This page is accounting firm 129 3. Operating (loss)/profit158 19. Cash and cash equivalents206 This page is intentionally left statements: resources 207This page is intentionally left 111 Consolidated incomefinancing costs 162 21. Capital and financial riskblank statement137 6. Taxation208This page is of comprehensive income142 7. Discontinued operations170 22. Directors and key 112 Consolidated statement held for sale management blank o f financial position144 8. Earnings per share 209 This page is intentionally left of changes in equity 144 9. Equity dividends172 24. Post employment210 This page is intentionally left of cash flows 145 10. Intangible assets 176 25. Share-based payments 211 This page is intentionally left 147 11. Property, plant and Additional disclosuresblank equipment 178 26. Acquisitions and disposals212This page is intentionally left and joint arrangements 213This page is intentionally left and legal proceedings 154 14. Trade and other 186 29. Related party transactions 155 15. Trade and other payables187 30. Subsequent events 156 16. Provisions188 31. IAS 18 basis primary 157 17. Called up share capital191 32. Related undertakings 199 33. Subsidiaries exempt from audit Adoption of IFRS 9 and IFRS 15 Future adoption of IFRS 16 We include detailed disclosures in note 1 “Basis of preparation” relating to the impact of adopting IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers” in the current financial year and further information regarding the adoption of IFRS 16 “Leases” in the 2020 financial year. 115 For more information of impairment Impairment We include details of the €3.5 billion impairment charge recorded in respect of the Group’s investments in Spain, Romania and Vodafone Idea in note 4 “Impairment losses”. 130 For more information €3.5 billion losses Vodafone Idea On 31 August 2018, the Group combined its operations in its subsidiary, Vodafone India with Idea Cellular Limited, to create Vodafone Idea Limited, a company jointly controlled by Vodafone and the Aditya Birla Group. See note 26 “Acquisitions and disposals” for further details. 178 For more information Vodafone Idea Limited 99 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Directors’ statement of responsibility The Directors are responsible for preparing the financial statements in accordance with applicable law and regulations and keeping proper accounting records. Detailed below are statements made by the Directors in relation to their responsibilities, disclosure of information to the Company’s auditors, going concern and management’s report on internal control over financial reporting. Financial statements and accounting records Company law of England and Wales requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial statements the Directors are required to: Directors’ responsibility statement Each of the Directors, whose names and functions are listed on pages 56 and 57 confirm that, to the best of their knowledge: – the consolidated financial statements, prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit of the Group; – select suitable accounting policies and apply them consistently; – make judgements and estimates that are reasonable and prudent; – the parent company financial statements, prepared in accordance with United Kingdom generally accepted accounting practice, give a true and fair view of the assets, liabilities, financial position and profit of the Company; and – present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; – the Strategic Report includes a fair review of the development and performance of the business and the position of the Group, together with a description and robust assessment of the principal risks and uncertainties that it faces. – state whether the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted for use in the EU and Article 4 of the EU IAS Regulations. The Directors also ensure that the consolidated financial statements have been prepared in accordance with IFRS The Directors are also responsible under section 172 of the Companies Act 2006 to promote the success of the Company for the benefit of its members as a whole and in doing so have regard for the needs of wider society and stakeholders, including customers, consistent with the Group’s core and sustainable business objectives. Having taken advice from the Audit and Risk Committee, the Board considers the report and accounts, taken as a whole, is fair, balanced and understandable and that it provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy. Neither the Company nor the Directors accept any liability to any person in relation to the Annual Report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and schedule 10A of the Financial Services and Markets Act 2000. as issued by the International Accounting Standards Board (‘IASB’); – state for the Company’s financial statements whether applicable UK accounting standards have been followed; and – prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business. The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and to enable them to ensure that the financial statements comply with the Companies Act 2006 and for the consolidated financial statements, Article 4 of the EU IAS Regulation. They are also responsible for the system of internal control, for safeguarding the assets of the Company and the Group and, hence, for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors are responsible for the maintenance and integrity of the Company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. Disclosure of information to the auditors Having made the requisite enquiries, so far as the Directors are aware, there is no relevant audit information (as defined by section 418(3) of the Companies Act 2006) of which the Company’s auditors are unaware and the Directors have taken all the steps they ought to have taken to make themselves aware of any relevant audit information and to establish that the Company’s auditors are aware of that information. 100 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Going concern The Group’s business activities, performance, position, principal risks and uncertainties and the Directors’ assessment of its long-term viability are set out in the Strategic Report on pages 50 and 51. A range of mitigations for risks faced by the Group are included on pages 104 to 107.” In addition, the financial position of the Group is included in “Borrowings and capital resources” and “Capital and financial risk management” in notes 20 and 21 respectively to the consolidated financial statements, which include disclosure in relation to the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk. The Group believes it adequately manages or mitigates its solvency and liquidity risks through two primary processes, described below. Business planning process and performance management The Group’s forecasting and planning cycle consists of three in-year forecasts, a budget and a long-range plan. These generate income statement, cash flow and net debt projections for assessment by Group management and the Board. Each forecast is compared with prior forecasts and actual results so as to identify variances and understand the drivers of the changes and their future impact so as to allow management to take action where appropriate. Additional analysis is undertaken to review and sense check the key assumptions underpinning the forecasts. Cash flow and liquidity reviews The business planning process provides outputs for detailed cash flow and liquidity reviews, to ensure that the Group maintains adequate liquidity throughout the forecast periods. The prime output is a one year liquidity forecast which is prepared and updated on a daily basis which highlights the extent of the Group’s liquidity based on controlled cash flows and the headroom under the Group’s undrawn revolving credit facility (‘RCF’). The key inputs into this forecast are: Disclosure controls and procedures The Directors, the Chief Executive and the Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures, including those defined in the United States Securities Exchange Act of 1934, Rule 13a–15(e), and, based on that evaluation, have concluded that the disclosure controls and procedures were effective at the end of the period covered by this report. Management’s report on internal control over financial reporting As required by section 404 of the US Sarbanes-Oxley Act, management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. The Group’s internal control over financial reporting includes policies and procedures that: – pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; – are designed to provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, as adopted by the EU and IFRS as issued by the IASB, and that receipts and expenditures are being made only in accordance with authorisation of management and the Directors of the Company; and – provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Group’s assets that could have a material effect on the financial statements. Any internal control framework, no matter how well designed, has inherent limitations including the possibility of human error and the circumvention or overriding of the controls and procedures, and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate. Management has assessed the effectiveness of the internal control over financial reporting at 31 March 2019 based on the updated Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’) in 2013. Based on management’s assessment, management has concluded that internal control over financial reporting was effective at 31 March 2019. During the period covered by this document, there were no changes in the Group’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting. The Group’s internal control over financial reporting at 31 March 2019 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm who also audit the Group’s consolidated financial statements. Their audit report on internal control over financial reporting is on page 110. – free cash flow forecasts, with the first three months’ inputs being sourced directly from the operating companies (analysed on a daily basis), with information beyond this taken from the latest forecast/budget cycle; – bond and other debt maturities; and – expectations for shareholder returns, spectrum auctions and M&A activity. The liquidity forecast shows two scenarios assuming either maturing commercial paper is refinanced or no new commercial paper issuance. The liquidity forecast is reviewed by the Group Chief Financial Officer and included in each of her reports to the Board. In addition, the Group continues to manage its foreign exchange and interest rate risks within the framework of policies and guidelines authorised and reviewed by the Board, with oversight provided by the Treasury Risk Committee. Conclusion The Group has considerable financial resources, and the Directors believe that the Group is well placed to manage its business risks successfully. Accordingly, the Directors continue to adopt the going concern basis in preparing the Annual Report and accounts. By Order of the Board /s/ Rosemary Martin Rosemary Martin Group General Counsel and Company Secretary 7 June 2019 101 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 This page is intentionally left blank 102 Vodafone Group Plc

Overview Strategic Report Governance Risk mitigation Financials Other information Mitigations for risks faced by the Group include: Strengthening our framework Over the course of the year, we have: – People and skills: worked to develop local risk teams through a series of community events with soft skills training, best practice sharing and technical guidance. – Governance: improved local oversight of risk by briefing our local market and group entity oversight committees on a regular basis. – Coverage: extended our risk framework to provide more detailed coverage of some of our largest functions, like Technology, and some specialist areas, such as Partner Markets and M-Pesa. – Tools and technology: enhanced the use of our global risk tool by incorporating additional control frameworks and assurance activities that manage our risks, integrating risk and assurance into one system. This approach was recognised with an award from Continuity, Insurance and Risk magazine for “Best Use of Technology in Risk Management”. – Linking risk to budget: provided intelligence on risk for the capital allocation discussions, identifying areas where budget is required to effectively manage our risks within tolerance. – Emerging and longer-term risks: created a watchlist of emerging threats and developing risks. This allows us to consider risks where the threat is longer term and the resulting impact and potential mitigation may not yet be clear. 103 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Risk mitigation (continued) Cyber threat and information security Risk owner: Johan Wibergh . How we manage it: We protect Vodafone and our customers from cyber threats by continuing to strengthen global and local security controls, a 24x7 cyber defence capability and customer-focused security. Adverse political and regulatory measures Risk owners: Joakim Reiter/Margherita Della Valle . How we manage it: We engage with top-level policy makers and influencers, addressing issues openly, with clear arguments to find mutually acceptable ways forward. Global economic disruption/adequate liquidity Risk owner: Margherita Della Valle . How we manage it: We maintain access to long and short-term capital markets through diversified sources of funding and ensure the resilience of our balance sheet through the long-term duration of our debt. Geo-political risk in supply chain Risk owner: Joakim Reiter . How we manage it: We are closely monitoring the political situation around our key suppliers. We are also engaging with governments, experts and suppliers to remain fully informed so that we can respond accordingly and we will always comply with the latest regulations. We are working with our supply chain to ensure continuity of supply of core equipment in the event of an impact from Brexit. Digital transformation and simplification Risk owner: Ahmed Essam How we manage it: Digital ‘First’ is a company-wide transformation programme, with direct sponsorship from our Executive Committee. We have clearly defined objectives and target KPIs for the overall programme and each functional area, coordinated centrally and executed locally. We are continuously driving simplification to reduce the complexity of our products and propositions with clearly defined objectives and target KPIs. . 104 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Risk movement: Stable Risk category: Technological Our target tolerance: We aim for a secure digital future for our customers. Security underpins our commitment to protecting our customers with reliable connections and keeping their data safe. We seek to avoid any breaches, loss of data or reputational impact from a cyber event. Risk movement: Stable Risk category: Strategic/External Our target tolerance: We actively seek to engage with governments, regulators and tax authorities to encourage good working relationships and to help shape potential impacts of legislative change on the Group. Risk movement: Increased Given the acquisition of Liberty Global, our debt levels are expected to increase. Risk category: Financial Our target tolerance: We take a conservative approach to financial risks which reflects our diverse business. We carefully manage our liquidity and access to capital markets to limit our exposure to unstable economic conditions. Risk movement: New Risk category: Strategic/External Our target tolerance: We have a range of supplier relationships and we manage these closely with our procurement specialists. We endeavour to ensure there is sufficient choice of appropriate suppliers in an active and competitive marketplace. Risk movement: Stable Risk category: Operational Our target tolerance: We aim to be a leading digital company with the right mix of efficient systems, relevant skills and digital expertise to deliver a world-class customer experience. We have made excellent progress in the first 15 months of implementation hitting most of our targets, but have an ambitious agenda ahead in the next 24 months. 105 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Risk mitigation (continued) Market disruption Risk owner: Ahmed Essam . How we manage it: We monitor the competitor environment in all markets, and react appropriately. We have already seen different elements of this disruption in Italy and Spain in the past 12–18 months. Although disruption threat remains in some markets, in most markets we are moving towards a more stable landscape. Technology resilience Risk owner: Johan Wibergh . How we manage it: Unique recovery targets are set for essential sites to limit the impact of service outages. A global policy supports these targets with requisite controls to ensure effective resilience. We monitor the lifespan of key assets and maintain back-up where necessary. Successful integration of new assets and management of joint ventures Risk owner: Hannes Ametsreiter/Vivek Badrinath . How we manage it: We have integration specialists working on the planning of all integration activities and if deals are approved, there will be teams to coordinate and control execution of the multiple projects/activities that constitute the multi-year integration plan. We have robust governance in place to manage our joint ventures effectively. Legal compliance Risk owner: Rosemary Martin . How we manage it: We have subject matter experts in legal teams in local markets and in group and a robust policy compliance framework. We train our employees in Doing What’s Right, our training and awareness programme, which sets our ethical culture across the organisation and ensures employees understand their role in ensuring compliance. Disintermediation Risk owner: Ahmed Essam How we manage it: We continually strive to introduce innovative propositions and services while evolving our customer experience to strengthen the relationship with our customers. We are running ambitious programmes on three fronts to fundamentally strengthen our customer relationship – (1) deepen our customer engagement, (2) radically simplify our offer portfolio, and (3) create much better digital experiences across the customer lifecycle. 106 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Risk movement: Decreased Uncertainty over new competition remains in some markets, known threats in other key markets have eased over the last 12 months. Risk category: Strategic/External Our target tolerance: We will evolve our offer and adopt an agile commercial model to mitigate competitive risks. We will do this through targeted offers, smart pricing models and a differentiated customer experience. Risk movement: Stable Risk category: Technological Our target tolerance: Our customer promise is based on reliable availability of our network, therefore the recovery of key mobile, fixed and IT services must be fast and robust. Risk movement: New Risk category: Operational Our target tolerance: Our aim is to integrate businesses efficiently and effectively in order to achieve the best possible return on investment and realise the expected synergies. Risk movement: Stable Risk category: Operational Our target tolerance: We seek to comply with all applicable laws and regulations in all of our markets. Risk movement: Decreased Movement to unlimited bundles means the potential impact of this risk has reduced. Risk category: Strategic/External Our target tolerance: We offer a superior customer experience and continually improve our offering through a wide set of innovative products and services, including fixed and mobile content, IoT and voice over LTE. We also develop innovative new products and explore new growth areas such as 5G, IoT, convergence, digital services, data analytics, AI and security so that we continue to meet our customers’ needs. 107 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 This page is intentionally left blank 108 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information This page is intentionally left blank 109 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Report of Independent Registered Public Accounting Firm To the Board of Directors and shareholders of Vodafone Group Plc Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated statement of financial position of Vodafone Group Plc and its subsidiaries (the “Company”) as of 31 March 2019 and 31 March 2018, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for each of the three years in the period ended 31 March 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of 31 March 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 March 2019 and 31 March 2018, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO. Change in Accounting Principles As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for revenue from contracts with customers and the manner in which it accounts for financial instruments in fiscal year 2019. Basis for Opinions The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ PricewaterhouseCoopers LLP PricewaterhouseCoopers LLP London, United Kingdom 7 June 2019 We have served as the Company’s auditor since 2014. 110 Vodafone Group Plc

Overview Strategic Report Governance Consolidated income statement for the years ended 31 March Financials Other information 2019 €m 2018 €m 2017 €m Note Notes: 1 Amounts for the years ended 31 March 2018 and 31 March 2017 were previously reported within administration expenses. Consolidated statement of comprehensive income for the years ended 31 March 2019 €m 2018 €m 2017 €m Note Notes: 1 For further information on the amount for the year ended 31 March 2019 see note 26 “Acquisitions and disposals”. 2 Information relating to years ended 31 March 2018 and 31 March 2017 are presented under the Group’s IAS 39 accounting policies. Further details on items in the Consolidated statement of comprehensive income can be found in the consolidated statement of changes in equity on page 113. (Loss)/profit for the financial year: (7,644) 2,788(6,079) Other comprehensive income/(expense): Items that may be reclassified to the income statement in subsequent years: Gains on revaluation of available-for-sale investments, net of tax2 – 92 Foreign exchange translation differences, net of tax (533) (1,909)(1,201) Foreign exchange losses/(gains) transferred to the income statement1 2,079 (80) – Fair value losses transferred to the income statement – –4 Other, net of tax 243 (339) 110 Total items that may be reclassified to the income statement in subsequent years 1,789 (2,319)(1,085) Items that will not be reclassified to the income statement in subsequent years: Net actuarial losses on defined benefit pension schemes, net of tax24 (33) (70) (272) Total items that will not be reclassified to the income statement in subsequent years (33) (70)(272) Other comprehensive income/(expense) 1,756 (2,389)(1,357) Total comprehensive (expense)/income for the year (5,888) 399 (7,436) Attributable to: – Owners of the parent (6,333) 187(7,535) – Non-controlling interests 445 21299 (5,888) 399 (7,436) Revenue 2 43,666 46,57147,631 Cost of sales (30,160) (32,771)(34,576) Gross profit 13,506 13,80013,055 Selling and distribution expenses (3,891) (4,011)(4,349) Administrative expenses (5,410) (5,116)(5,491) Net credit losses on financial assets121 (575) (528) (589) Share of results of equity accounted associates and joint ventures (908) (59) 47 Impairment losses4 (3,525) –– Other (expense)/income3 (148) 2131,052 Operating (loss)/profit3 (951) 4,2993,725 Non-operating expense (7) (32) (1) Investment income5 433 685474 Financing costs5 (2,088) (1,074)(1,406) (Loss)/profit before taxation (2,613) 3,8782,792 Income tax (expense)/credit6 (1,496) 879(4,764) (Loss)/profit for the financial year from continuing operations (4,109) 4,757(1,972) Loss for the financial year from discontinued operations7 (3,535) (1,969)(4,107) (Loss)/profit for the financial year (7,644) 2,788(6,079) Attributable to: – Owners of the parent (8,020) 2,439(6,297) – Non-controlling interests 376 349218 (Loss)/profit for the financial year (7,644) 2,788(6,079) (Loss)/earnings per share From continuing operations: – Basic (16.25)c 15.87c(7.83)c – Diluted (16.25)c 15.82c(7.83)c Total Group: – Basic8 (29.05)c 8.78c(22.51)c – Diluted8 (29.05)c 8.76c(22.51)c 111 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Consolidated statement of financial position at 31 March 31 March 2019 €m 31 March 2018 €m Note Notes: 1 Financial liabilities under put option arrangements comprise liabilities for payments due to holders of the equity shares in Kabel Deutschland AG under the terms of a domination and profit and loss transfer agreement; the amounts as at 31 March 2018 were previously presented within short-term borrowings. The consolidated financial statements on pages 111 to 199 were approved by the Board of Directors and authorised for issue on 7 June 2019 and were signed on its behalf by: /s/ Nick Read /s/ Margherita Della Valle Nick Read Chief Executive Margherita Della Valle Chief Financial Officer Non-current assets Goodwill10 23,353 26,734 Other intangible assets10 17,652 16,523 Property, plant and equipment11 27,432 28,325 Investments in associates and joint ventures 12 3,952 2,538 Other investments 13 870 3,204 Deferred tax assets6 24,753 26,200 Post employment benefits24 94 110 Trade and other receivables14 5,170 4,026 103,276 107,660 Current assets Inventory 714 581 Taxation recoverable 264 106 Trade and other receivables14 12,190 9,975 Other investments 13 13,012 8,795 Cash and cash equivalents19 13,637 4,674 39,817 24,131 Assets held for sale 7 (231) 13,820 Total assets 142,862 145,611 Equity Called up share capital17 4,796 4,796 Additional paid-in capital 152,503 150,197 Treasury shares (7,875) (8,463) Accumulated losses (116,725) (106,695) Accumulated other comprehensive income 29,519 27,805 Total attributable to owners of the parent 62,218 67,640 Non-controlling interests 1,227 967 Total non-controlling interests 1,227 967 Total equity 63,445 68,607 Non-current liabilities Long-term borrowings20 48,685 32,908 Deferred tax liabilities6 478 644 Post employment benefits24 551 520 Provisions16 1,242 1,065 Trade and other payables15 2,938 2,843 53,894 37,980 Current liabilities Short-term borrowings20 4,270 8,513 Financial liabilities under put option arrangements121 1,844 1,838 Taxation liabilities 596 541 Provisions16 1,160 891 Trade and other payables15 17,653 16,242 25,523 28,025 Liabilities held for sale7 – 10,999 Total equity and liabilities 142,862 145,611 112 Vodafone Group Plc

Overview Strategic Report Governance Consolidated statement of changes in equity for the years ended 31 March Financials Other information Equity attributable to the owners €m Other comprehensive income Additional paid-in capital2 €m Non-controlling interests €m Share capital1 €m Treasury shares €m Retained losses €m Currency reserve3 €m Pensions Revaluation Total equity €m reserve €m surplus4 €m Other5 €m 1 April 2016 4,796 151,694 (8,777) (95,683) 30,741 (830) 1,227 157 83,325 1,811 85,136 Issue or reissue of shares – 2 167 (150) – – – – 19 – 19 Share-based payments6 – 112 – – – – – – 112 – 112 Transactions with non-controlling interests in subsidiaries – – – (12) – – – – (12) 17 5 Dividends – – – (3,709) – – – – (3,709) (410) (4,119) Comprehensive expense – – – (6,297) (1,082) (272) – 116 (7,535) 99 (7,436) Other – – – – – – – – – 2 2 31 March 2017 4,796 151,808 (8,610) (105,851) 29,659 (1,102) 1,227 273 72,200 1,519 73,719 Issue or reissue of shares6 – (1,741) 1,882 (127) – – – – 14 – 14 Share-based payments7 – 130 – – – – – – 130 – 130 Transactions with non-controlling interests in subsidiaries8 – – – 805 – – – – 805 311 1,116 Disposal of subsidiaries9 – – – – – – – – – (769) (769) Dividends – – – (3,961) – – – – (3,961) (306) (4,267) Comprehensive income – – – 2,439 (1,852) (70) – (330) 187 212 399 Purchase of treasury shares10 – – (1,735) – – – – – (1,735) – (1,735) 31 March 2018 as reported 4,796 150,197 (8,463) (106,695) 27,807 (1,172) 1,227 (57) 67,640 967 68,607 Notes: 1 See note 17 “Called up share capital”. 2 Includes share premium, capital reserve, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS. 3 The currency reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. The cumulative translation differences are recycled to the income statement on disposal of the foreign operation. 4 The revaluation surplus derives from acquisitions of subsidiaries made before the Group’s adoption of IFRS 3 (Revised) on 1 April 2010 and comprises the amounts arising from recognising the Group’s pre-existing equity interest in the acquired subsidiary at fair value. 5 Principally includes the impact of the Group’s cash flow hedges with €1,555 million net gain deferred to other comprehensive income during the year (2018: €1,811 million net loss; 2017: €787 million net gain) and €1,279 million net gain (2018: €1,460 million net loss; 2017: €654 million net gain) recycled to the income statement. These hedges primarily relate to foreign exchange exposure on fixed borrowings, with interest cash flows unwinding to the income statement over the life of the hedges and any foreign exchange on nominal balances impacting income statement at maturity (up to 2056). See note 21 “Capital and financial risk management” for further details. 6 Movements include the re-issue of 729.1 million shares (€1,742 million) in August 2017 and 799.1 million shares (€1,742 million) in February 2019 to satisfy the two tranches of the Mandatory Convertible Bond issued in February 2016. 7 Includes €4 million tax credit (2018: €8 million charge; 2017: €9 million credit). 8 See note 12 “Investments in associates and joint arrangements” for further details. 9 Relates to the disposal of Vodafone Qatar. See note 26 “Acquisitions and disposals” for further details. 10 Represents the irrevocable and non-discretionary share buyback programme announced on 25 August 2017. 11 Impact on adoption of IFRS 9 and IFRS 15 on 1 April 2018. See note 1. 12 Includes the equity component of the subordinated mandatory convertible bonds which were compound instruments issued in the year ended 31 March 2019. 13 Represents the irrevocable and non-discretionary share buyback programme announced on 28 January 2019. Adoption of IFRS 911 – ––(224)–– –27(197)(5) (202) Adoption of IFRS 1511 – ––2,457–– ––2,457812,538 1 April 2018 brought forward 4,796 150,197 (8,463) (104,462) 27,807(1,172) 1,227(30) 69,9001,043 70,943 Issue or reissue of shares6 – (1,741) 1,834(92) –– ––1–1 Share-based payments7 – 199–––– ––19934233 Issue of mandatory convertible bonds12 – 3,848–––– ––3,848–3,848 Transactions with non-controlling interests in subsidiaries – ––(129)–– ––(129)307178 Dividends – ––(4,022)–– –– (4,022)(602) (4,624) Comprehensive expense – ––(8,020)1,477(33) –243 (6,333)445 (5,888) (Loss)/profit – ––(8,020)–– –– (8,020)376 (7,644) OCI – before tax – –––(594)(33) –290(337)73(264) OCI – taxes – –––(8) – –(47) (55) (4)(59) Transfer to the income statement – –––2,079– ––2,079–2,079 Purchase of treasury shares13 – –(1,246)––– ––(1,246)–(1,246) 31 March 2019 4,796 152,503(7,875) (116,725) 29,284(1,205) 1,227213 62,2181,227 63,445 Profit–––2,439––––2,4393492,788 OCI – before tax––––(1,641)(94) –(342) (2,077)(140) (2,217) OCI – taxes––––(131)24–12(95) 3(92) Transfer to the income statement ––––(80) –––(80) –(80) (Loss)/profit–––(6,297)–––– (6,297)218 (6,079) OCI – before tax––––(1,096)(274)–158(1,212)(121) (1,333) OCI – taxes––––142–(46) (30) 2(28) Transfer to the income statement –––––––44–4 113 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Consolidated statement of cash flows for the years ended 31 March 2019 €m 2018 €m 2017 €m Note Note: 1 See note 20 “Borrowings and capital resources” for further details. 2 Amount for 2019 includes €131 million of cash outflow on derivative financial instruments for the share buyback related to the second tranche of the mandatory convertible bond that matured during the year. Amount for 2018 includes €140 million of cash inflow on derivative financial instruments for the share buyback related to the first tranche of the mandatory convertible bond that matured during the year. Inflow from operating activities 18 12,980 13,60014,223 Cash flows from investing activities Purchase of interests in subsidiaries, net of cash acquired26 (87) (9)(28) Purchase of interests in associates and joint ventures 26 – (33) 499 Purchase of intangible assets10 (3,098) (3,246)(2,576) Purchase of property, plant and equipment11 (5,053) (4,917)(6,285) Purchase of investments13 (3,629) (3,901)(2,219) Disposal of interests in subsidiaries, net of cash disposed26 (412) 2392 Disposal of interests in associates and joint ventures – 1154 Disposal of property, plant and equipment11 45 4143 Disposal of investments 2,269 1,2503,597 Dividends received from associates and joint ventures 498 489433 Interest received 622 378434 Cash flows from discontinued operations (372) (247)(2,327) Outflow from investing activities (9,217) (9,841)(8,423) Cash flows from financing activities Issue of ordinary share capital and reissue of treasury shares17 7 2025 Net movement in short-term borrowings (541) (534)1,293 Proceeds from issue of long-term borrowings 14,681 4,4407,326 Repayment of borrowings (6,180) (4,664)(9,267) Purchase of treasury shares (475) (1,766)– Issue of subordinated mandatory convertible bonds1 3,848 –– Equity dividends paid9 (4,064) (3,920)(3,714) Dividends paid to non-controlling shareholders in subsidiaries (584) (310)(413) Other transactions with non-controlling shareholders in subsidiaries (221) 1,0975 Other movements in loans with associates and joint ventures 42 (194)70 Interest paid2 (1,297) (991) (1,264) Cash flows from discontinued operations (779) (302)(3,157) Tax on financing activities – (110)– Inflow /(outflow) from financing activities 4,437 (7,234)(9,096) Net cash inflow/(outflow) 8,200 (3,475)(3,296) Cash and cash equivalents at beginning of the financial year19 5,394 9,30212,911 Exchange gain/(loss) on cash and cash equivalents 11 (433)(313) Cash and cash equivalents at end of the financial year19 13,605 5,3949,302 114 Vodafone Group Plc

Overview Strategic Report Governance Notes to the consolidated financial statements Financials Other information . Basis of preparatio This section describes the critical accounting judgements and estimates that management has identified as having a potentially material impact on the Group’s consolidated financial statements and sets out our significant accounting policies that relate to the financial statements as a whole. Where an accounting policy is generally applicable to a specific note to the financial statements, the policy is described within that note. We have also detailed below the new accounting pronouncements that we will adopt in future years and our current view of the impact they will have on our financial reporting. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and are also prepared in accordance with IFRS adopted by the European Union (‘EU’), the Companies Act 2006 and Article 4 of the EU IAS Regulations. The consolidated financial statements are prepared on a going concern basis. Vodafone Group Plc is incorporated and domiciled in England and Wales (registration number 1833679). The registered address of the Company is Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, England. IFRS requires the Directors to adopt accounting policies that are the most appropriate to the Group’s circumstances. These have been applied consistently to all the years presented, unless otherwise stated. In determining and applying accounting policies, Directors and management are required to make judgements and estimates in respect of items where the choice of specific policy, accounting judgement, estimate or assumption to be followed could materially affect the Group’s reported financial position, results or cash flows and disclosure of contingent assets or liabilities during the reporting period; it may later be determined that a different choice may have been more appropriate. The Group’s critical accounting judgements and key sources of estimation uncertainty are detailed below. Actual outcomes could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period; they are recognised in the period of the revision and future periods if the revision affects both current and future periods. Management regularly reviews, and revises as necessary, the accounting judgements that significantly impact the amounts recognised in the financial statements and the estimates that are considered to be “critical estimates” due to their potential to give rise to material adjustments in the Group’s financial statements in the year to 31 March 2020. As at 31 March 2019, management has identified critical judgements in respect of revenue recognition, the accounting for tax disputes in India, the classification of joint arrangements and whether to recognise provisions or to disclose contingent liabilities. In addition, management has identified critical accounting estimates in relation to the recovery of deferred tax assets, post employment benefits and impairments; estimates have also been identified that are not considered to be critical in respect of the allocation of revenue to goods and services, the useful economic lives of finite lived intangibles and property, plant and equipment. The majority of the Group’s provisions are either long term in nature (such as asset retirement obligations) or relate to shorter term liabilities (such as those relating to restructuring and property) where there is not considered to be a significant risk of material adjustment in the next financial year. Critical judgements are exercised in respect of tax disputes in India, including the cases relating to our acquisition of Hutchison Essar Limited (Vodafone India). These critical accounting judgements, estimates and related disclosures have been discussed with the Group’s Audit and Risk Committee. Critical accounting judgements and key sources of estimation uncertainty Revenue recognition Revenue recognition under IFRS 15 is significantly more complex than under previous reporting requirements and necessitates the collation and processing of very large amounts of data and the increased use of management judgements and estimates to produce financial information. The most significant accounting judgements and source of estimation uncertainty are disclosed below. Gross versus net presentation If the Group has control of goods or services when they are delivered to a customer, then the Group is the principal in the sale to the customer; otherwise the Group is acting as an agent. Whether the Group is considered to be the principal or an agent in the transaction depends on analysis by management of both the legal form and substance of the agreement between the Group and its business partners; such judgements impact the amount of reported revenue and operating expenses (see note 2 “Revenue disaggregation and segmental analysis”) but do not impact reported assets, liabilities or cash flows. Scenarios requiring judgement to determine whether the Group is a principal or an agent include, for example, those where the Group delivers third-party branded services (such as premium music or TV content) to customers. Allocation of revenue to goods and services provided to customers Revenue is recognised when goods and services are delivered to customers (see note 2). Goods and services may be delivered to a customer at different times under the same contract, hence it is necessary to allocate the amount payable by the customer between goods and services on a ‘relative standalone selling price basis’; this requires the identification of performance obligations (‘obligations’) and the determination of standalone selling prices for the identified obligations. The determination of obligations is, for the primary goods and services sold by the Group, not considered to be a critical accounting judgement; the Group’s policy on identifying obligations is disclosed in note 2. The determination of standalone selling prices for identified obligations is discussed below. It is necessary to estimate the standalone price when the Group does not sell equivalent goods or services in similar circumstances on a standalone basis. When estimating the standalone price the Group maximises the use of external inputs; methods for estimating standalone prices include determining the standalone price of similar goods and services sold by the Group, observing the standalone prices for similar goods and services 1 n 115 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 1. Basis of preparation (continued) when sold by third parties or using a cost-plus reasonable margin approach (which is sometimes the case for handsets and other equipment). Where it is not possible to reliably estimate standalone prices due to lack of observable standalone sales or highly variable pricing, which is sometimes the case for services, the standalone price of an obligation may be determined as the transaction price less the standalone prices of other obligations in the contract. The standalone price determined for obligations materially impacts the allocation of revenue between obligations and impacts the timing of revenue when obligations are provided to customers at different times – for example, the allocation of revenue between handsets, which are usually delivered up-front, and services which are typically delivered over the contract period. However, there is not considered to be a significant risk of material adjustment to the carrying value of contract-related assets or liabilities in the 12 months after the balance sheet date if these estimates were revised. Taxation The Group’s tax charge on ordinary activities is the sum of the total current and deferred tax charges. The calculation of the Group’s total tax charge involves estimation and judgement in respect of certain matters, being principally: Recognition of deferred tax assets Significant items on which the Group has exercised accounting estimation and judgement include the recognition of deferred tax assets in respect of losses in Luxembourg, Germany and Spain as well as capital allowances in the United Kingdom. The recognition of deferred tax assets, particularly in respect of tax losses, is based upon whether management judge that it is probable that there will be sufficient and suitable taxable profits in the relevant legal entity or tax group against which to utilise the assets in the future. The Group assesses the availability of future taxable profits using the same undiscounted five year forecasts for the Group’s operations as are used in the Group’s value in use calculations (see note 4 “Impairment losses”). Where tax losses are forecast to be recovered beyond the five year period, the availability of taxable profits is assessed using the cash flows and long-term growth rates used for the value in use calculations. The estimated cash flows inherent in these forecasts include the unsystematic risks of operating in the telecommunications business including the potential impacts of changes in the market structure, trends in customer pricing, the costs associated with the acquisition and retention of customers, future technological evolutions and potential regulatory changes, such as our ability to acquire and/or renew spectrum licences. Changes in the estimates which underpin the Group’s forecasts could have an impact on the amount of future taxable profits and could have a significant impact on the period over which the deferred tax asset would be recovered. The Group only considers substantively enacted tax laws when assessing the amount and availability of tax losses to offset against the future taxable profits. See note 6 “Taxation” to the consolidated financial statements. Uncertain tax positions The tax impact of a transaction or item can be uncertain until a conclusion is reached with the relevant tax authority or through a legal process. The Group uses in-house tax experts when assessing uncertain tax positions and seeks the advice of external professional advisors where appropriate. The most significant judgement in this area relates to the Group’s tax disputes in India, including the cases relating to the Group’s acquisition of Hutchison Essar Limited (Vodafone India). Further details of these are included in note 28 “Contingent liabilities and legal proceedings” to the consolidated financial statements. Joint arrangements The Group participates in a number of joint arrangements where control of the arrangement is shared with one or more other parties. Judgement is required to classify joint arrangements in a separate legal entity as either a joint operation or as a joint venture which depends on management’s assessment of the legal form and substance of the arrangement taking into account relevant facts and circumstances such as whether the owners have rights to substantially all the economic outputs and, in substance, settle the liabilities of the entity. The classification can have a material impact on the consolidated financial statements. The Group’s share of assets, liabilities, revenue, expenses and cash flows of joint operations are included in the consolidated financial statements on a line-by-line basis, whereas the Group’s investment and share of results of joint ventures are shown within single line items in the consolidated statement of financial position and consolidated income statement respectively. See note 12 “Investments in associates and joint arrangements” to the consolidated financial statements. Finite lived intangible assets Other intangible assets include amounts spent by the Group acquiring licences and spectrum, customer bases and the costs of purchasing and developing computer software. Where intangible assets are acquired through business combinations and no active market for the assets exists, the fair value of these assets is determined by discounting estimated future net cash flows generated by the asset. Estimates relating to the future cash flows and discount rates used may have a material effect on the reported amounts of finite lived intangible assets. Estimation of useful life The useful life over which intangible assets are amortised depends on management’s estimate of the period over which economic benefit will be derived from the asset. Useful lives are periodically reviewed to ensure that they remain appropriate. Management’s estimates of useful life have a material impact on the amount of amortisation recorded in the year, but there is not considered to be a significant risk of material adjustment to the carrying values of intangible assets in the year to 31 March 2020 if these estimates were revised. The basis for determining the useful life for the most significant categories of intangible assets is discussed overleaf. 116 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Customer bases The estimated useful life principally reflects management’s view of the average economic life of the customer base and is assessed by reference to customer churn rates. An increase in churn rates may lead to a reduction in the estimated useful life and an increase in the amortisation charge. Capitalised software For computer software, the estimated useful life is based on management’s view, considering historical experience with similar products as well as anticipation of future events which may impact their life such as changes in technology. The useful life will not exceed the duration of a licence. Property, plant and equipment Property, plant and equipment represents 19.2% (2018: 19.5%) of the Group’s total assets; estimates and assumptions made may have a material impact on their carrying value and related depreciation charge. See note 11 “Property, plant and equipment” to the consolidated financial statements for further details. Estimation of useful life The depreciation charge for an asset is derived using estimates of its expected useful life and expected residual value, which are reviewed annually. Management’s estimates of useful life have a material impact on the amount of depreciation recorded in the year, but there is not considered to be a significant risk of material adjustment to the carrying values of property, plant and equipment in the year to 31 March 2020 if these estimates were revised. Management determines the useful lives and residual values for assets when they are acquired, based on experience with similar assets and taking into account other relevant factors such as any expected changes in technology. Post employment benefits Management uses estimates when determining the Group’s liabilities and expenses arising for defined benefit pension schemes. Management is required to estimate the future rates of inflation, salary increases, discount rates and longevity of members, each of which may have a material impact on the defined benefit obligations that are recorded. Further details, including a sensitivity analysis, are included in note 24 “Post employment benefits” to the consolidated financial statements. Contingent liabilities The Group exercises judgement to determine whether to recognise provisions and the exposures to contingent liabilities related to pending litigations or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities (see note 28 “Contingent liabilities and legal proceedings” to the consolidated financial statements). Judgement is necessary to assess the likelihood that a pending claim will succeed, or a liability will arise. Impairment reviews IFRS requires management to perform impairment tests annually for indefinite lived assets, for finite lived assets and for equity accounted investments, if events or changes in circumstances indicate that their carrying amounts may not be recoverable. Impairment testing requires management to judge whether the carrying value of assets can be supported by the net present value of future cash flows that they generate. Calculating the net present value of the future cash flows requires estimates to be made in respect of highly uncertain matters including management’s expectations of: – growth in adjusted EBITDA, calculated as adjusted operating profit before depreciation and amortisation; – timing and amount of future capital expenditure, licence and spectrum payments; – long-term growth rates; and – appropriate discount rates to reflect the risks involved. Management prepares formal five year forecasts for the Group’s operations, which are used to estimate their value in use; a long-term growth rate into perpetuity has been determined as the lower of: – the nominal GDP growth rates for the country of operation; and – the long -term compound annual growth rate in adjusted EBITDA in years six to ten estimated by management. Changing the assumptions selected by management, in particular the discount rate and growth rate assumptions used in the cash flow projections, could significantly affect the Group’s impairment evaluation and hence reported assets and profits or losses. Further details, including a sensitivity analysis, are included in note 4 “Impairment losses” to the consolidated financial statements. For operations that are classified as held for sale, impairment testing requires management to determine whether the carrying value of the discontinued operation can be supported by the fair value less costs to sell. Where not observable in a quoted market, management have determined fair value less costs to sell by reference to the outcomes from the application of a number of potential valuation techniques, determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. 117 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 1. Basis of preparation (continued) Significant accounting policies applied in the current reporting period that relate to the financial statements as a whole Accounting convention The consolidated financial statements are prepared on a historical cost basis except for certain financial and equity instruments that have been measured at fair value. Basis of consolidation The consolidated financial statements incorporate the financial statements of the Company, subsidiaries controlled by the Company (see note 32 “Related undertakings” to the consolidated financial statements) and joint operations that are subject to joint control (see note 12 “Investments in associates and joint arrangements” to the consolidated financial statements). Significant new accounting pronouncements Two significant new accounting standards, IFRS 15 “Revenue from Contracts with Customers” and IFRS 9 “Financial Instruments”, were adopted by the Group on 1 April 2018. The impact of adopting these new standards on the financial statements at 1 April 2018, and the key changes to the accounting policies previously applied by the Group, are disclosed below within this note on pages 120 to 123. The Group’s new IFRS 15 accounting policy is disclosed in note 2 “Revenue disaggregation and segmental analysis”; the Group’s previous revenue accounting policy under IAS 18 “Revenue” is disclosed in note 31 “IAS 18 basis primary statements” together with disclosures of the Group’s results for the year to 31 March 2019 on an IAS 18 basis. In addition, the segmental analysis of selected financial data in note 2 “Revenue disaggregation and segmental analysis” is prepared on an IAS 18 basis. Foreign currencies The consolidated financial statements are presented in euro, which is also the Company’s functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into the respective functional currency of the entity at the rates prevailing on the reporting period date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the initial transaction dates. Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated. Changes in the fair value of monetary securities denominated in foreign currency are analysed between translation differences and other changes in the carrying amount of the security. Translation differences are recognised in the consolidated income statement and other changes in carrying amount are recognised in the consolidated statement of comprehensive income. Translation differences on non-monetary financial assets, such as investments in equity securities classified at fair value through other comprehensive income, are reported as part of the fair value gain or loss and are included in the consolidated statement of comprehensive income. Share capital, share premium and other capital reserves are initially recorded at the functional currency rate prevailing at the date of the transaction and are not retranslated. For the purpose of presenting consolidated financial statements, the assets and liabilities of entities with a functional currency other than euro are expressed in euro using exchange rates prevailing at the reporting period date. Income and expense items and cash flows are translated at the average exchange rates for each month and exchange differences arising are recognised directly in other comprehensive income. On disposal of a foreign entity, the cumulative amount previously recognised in the consolidated statement of comprehensive income relating to that particular foreign operation is recognised in profit or loss. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated accordingly. The net foreign exchange loss recognised in the consolidated income statement for the year ended 31 March 2019 is €2,277 million (31 March 2018: €476 million gain; 2017: €231 million loss). The net gains and net losses are recorded within operating profit (2019: €1 million charge; 2018: €65 million credit; 2017: €133 million charge), non-operating income and expense (2019: €nil ; 2018: €80 million credit; 2017: €127 million charge), investment and financing income (2019: €190 million charge; 2018: €322 million credit; 2017: €28 million charge), income tax expense (2019: €7 million charge; 2018: €9 million credit; 2017: €1 million credit) and loss for the financial year from discontinued operations 2019: €2,079 million charge (2018: €nil, 2017: €nil). The foreign exchange gains and losses included within other income and expense and non-operating income and expense arise on the disposal of discontinued operations, interests in joint ventures, associates and investments from the recycling of foreign exchange gains previously recognised in the consolidated statement of comprehensive income. Current or non-current classification Assets are classified as current in the consolidated statement of financial position where recovery is expected within 12 months of the reporting date. All assets where recovery is expected more than 12 months from the reporting date and all deferred tax assets, goodwill and intangible assets, property, plant and equipment and investments in associates and joint ventures are reported as non-current. Liabilities are classified as current unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. For provisions, where the timing of settlement is uncertain, amounts are classified as non-current where settlement is expected more than 12 months from the reporting date. In addition, deferred tax liabilities and post-employment benefits are reported as non-current. 118 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Inventory Inventory is stated at the lower of cost and net realisable value. Cost is determined on the basis of weighted average costs and comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. New accounting pronouncements adopted on 1 April 2018 On 1 April 2018 the Group adopted IFRS 15 “Revenue from Contracts with Customers” and IFRS 9 “Financial Instruments” details of the impact of adoption are provided below. In addition the following new accounting pronouncements, none of which were considered by the Group as significant on adoption, were adopted by the Group to comply with amendments to IFRS. – Amendments to IFRS 4 “Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts”; – Amendments to IAS 28 “Investments in Associates and Joint Ventures” (part of “Improvements to IFRS 2014-2016 Cycle”); – Amendments to IFRS 2 “Classification and Measurement of Share-based Payment Transactions”; and – IFRIC 22 “Foreign Currency Transactions and Advance Consideration”. New accounting pronouncements to be adopted on 1 April 2019 On 1 April 2019 the Group will adopt IFRS 16 “Leases”, which has been issued by the IASB and endorsed by the EU; this standard will have a significant impact on the Group’s financial reporting. Additional information on the impact of this standard is discussed below. The following pronouncements, which have also been issued by the IASB and endorsed by the EU are effective for annual periods beginning on or after 1 January 2019. The Group’s financial reporting will be presented in accordance with these new standards, which are not expected to have a material impact on the consolidated results, financial position or cash flows of the Group, from 1 April 2019. – Amendments to IAS 28 “Long-term Interests in Associates and Joint Ventures”; – IFRIC 23 “Uncertainty over Income Tax Treatments”; – “Improvements to IFRS 2015-2017 Cycle”; – Amendment to IAS 19 “Plan Amendment, Curtailment or Settlement”; and – Amendments to IFRS 9 “Prepayment Features with Negative Compensation”. New accounting pronouncements to be adopted on or after 1 April 2020 In addition, the Group will adopt the following standards, which have been issued by the IASB and although not yet been endorsed by the EU: – Amendment to IFRS 3 “Definition of a Business”; and – Amendments to IAS 1 and IAS 8 “Definition of Material”. The Group’s financial reporting will be presented in accordance with the new standards above, which are not expected to have a material impact on the consolidated results, financial position or cash flows of the Group, from 1 April 2020. In addition, the Group will adopt IFRS 17 “Insurance contracts”, which has been issued by the IASB but not yet been endorsed by the EU and is effective for accounting periods on or after 1 January 2021. The Group’s work to assess the impact of the accounting changes that will arise under IFRS 17 is continuing; however, the changes are not expected to have a material impact on the consolidated income statement and consolidated statement of financial position. IFRS 16 “Leases” IFRS 16 “Leases” was issued in January 2016 to replace IAS 17 “Leases” and has been endorsed by the EU. The standard is effective for accounting periods beginning on or after 1 January 2019 and was adopted by the Group on 1 April 2019. IFRS 16 changes lease accounting for lessees and will have a material impact on the Group’s financial statements in particular: – Lease agreements will give rise to the recognition of an asset representing the right to use the leased item and a liability for future lease payments. The liability recorded for future lease payments will be for amounts payable for the ‘reasonably certain’ period of the lease, which may include future lease periods for which the Group has extension options. Under IAS 17, liabilities are generally not recorded for future operating lease payments, which have been disclosed as commitments, see note 27 “Commitments”. – Lease costs will be recognised in the form of depreciation of the right to use the asset and interest on the lease liability which will generally be discounted at the incremental borrowing rate of the relevant Group entity although the interest rate implicit in the lease will be used when it is more readily determinable. Interest charges will typically be higher in the early stages of a lease and will reduce over the term. Under IAS 17, operating lease rentals have been expensed on a straight-line basis over the lease term within operating expenses (see note 3 “Operating (loss)/profit”). – Net cash inflows from operating activities and payments classified within cash flow from financing activities will both increase, as payments made at both lease inception and subsequently will be characterised as repayments of lease liabilities and interest. Net cash flows will not be impacted by IFRS 16. Lessee accounting for finance leases will be similar under IFRS 16 to existing IAS 17 accounting. Lessor accounting under IFRS 16 is also similar to existing IAS 17 accounting and is expected to be materially the same for the Group. 119 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 1. Basis of preparation (continued) A high volume of transactions will be impacted by IFRS 16 and material judgements will be required in identifying and accounting for leases. The most significant judgements in applying IFRS 16 relate to lease identification and the determination of lease term: – For most contracts there is limited judgement in determining whether an agreement contains a lease; however, where the Group has contracts for the use of fibre and other fixed telecommunication lines, judgement is required to determine whether the Group controls the line and has a lease. Where the Group has exclusive use of a line it is normally determined that the Group can also direct the use of the line and therefore leases will be recognised. – Lease terms under IFRS 16 may exceed the minimum lease period and include optional lease periods where it is reasonably certain that an extension option will be exercised or that a termination option will not be exercised by the Group. Significant judgement is required in determining whether optional periods should be included in the lease term taking into account the leased asset’s nature and purpose and potential for replacement and any plans that the Group has in place for future use of the asset. The lease terms for real estate, subject to the non-cancellable period and rights and options in each individual contract, are generally judged to be the longer of the minimum lease term and: – Between 5 and 10 years for land and buildings (excluding retail), with terms at the top end of this range if the lease relates to assets that are considered to be difficult to exit sooner for economic, practical or reputational reasons; – To the next contractual lease break date for retail premises (excluding breaks within the next 12 months); – The asset life of the connected operations for leases of fibre and other fixed lines providing internal connectivity for the Group’s operations; and – Service agreement length for individual customers for leases of fibre or other fixed lines used to provide services directly to individual end customers. IFRS 16 will be adopted with the cumulative retrospective impact recorded as an adjustment to equity on the date of adoption. The Group will apply the following practical expedients allowed under IFRS 16: – The right-of-use assets will generally be measured at an amount equal to the lease liability at adoption and initial direct costs incurred when obtaining leases will be excluded from this measurement. Existing lease prepayments will also be added to the value of the right of use assets on adoption and existing lease accruals will be deducted; – The Group will rely on its onerous lease assessments under IAS 37 to impair right-of-use assets recognised on adoption instead of performing a new impairment assessment for those assets on adoption; and – The Group will not be taking the short term or low value expedients in IFRS 16 for either transition or on-going accounting and instead will recognise such leases on the balance sheet. The Group’s current estimate of the primary pre-tax financial impact of these changes on the consolidated statement of financial position on adoption is the recognition of an additional lease liability at 1 April 2019 of between €9.5 billion and €10.5 billion. The additional lease liability does not equal the operating lease commitment disclosed in note 27 primarily because lease terms determined under IFRS 16 may be longer than under IAS 17 and because lease liabilities are discounted under IFRS 16. The right of use asset recognised at 1 April 2019 is expected to be slightly higher than the lease liability, as the value of existing lease prepayments added to the balance is expected to exceed the value of accruals and provisions for onerous leases that are deducted. Overall, these transactions are expected to have no material impact on Group retained earnings. The impact on the consolidated income statement for the year to 31 March 2020 will depend on factors that may occur during the year including new leases entered into, changes or reassessments of the Group’s existing lease portfolio and changes to exchange rates or discount rates. However, the operating lease charges incurred in the year to 31 March 2019 were €3.8 billion (see note 3 “Operating (loss)/profit”) and it is expected that a similar amount of lease depreciation and interest would have been recognised had IFRS 16 been applied in the year to 31 March 2019. These impacts are based on the assessments undertaken to date. The exact financial impacts of the accounting changes of adopting IFRS 16 at 1 April 2019 may be revised. The Group will issue further details on the impact of adopting IFRS 16 as part of the interim financial statements for the six months ending 30 September 2019. IFRS 9 “Financial Instruments” IFRS 9 “Financial Instruments”, was adopted by the Group on 1 April 2018 and impacts the classification and measurement of the Group’s financial instruments, revises the requirements for when hedge accounting can be applied and requires certain additional disclosures. The primary impacts of applying IFRS 9 in the current financial period are disclosed overleaf and on page 123. 120 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Primary impacts of applying the IFRS 9 accounting policy The cumulative retrospective impact of changes to the classification and measurement of financial instruments under IFRS 9 has been reflected by the Group as an adjustment to equity on the date of adoption. The accounting policies for financial instruments following the adoption of IFRS 9 are consistent with the Group’s pre-existing policy under IAS 39 “Financial Instruments: Recognition and Measurement”, except as set out below: – Certain other cash and cash equivalent and short term investment amounts previously recorded at amortised cost are now classified as fair value through profit and loss (‘FVPL’). The carrying values of these assets approximated to fair value and therefore there is no material impact from this reclassification. – The carrying values of trade receivables and contract assets are reduced by the lifetime estimated future credit losses at the date of initial recognition where previously credit losses were not recognised on such assets until there was an indicator of impairment, such as a payment default (see page 122 for further information relating to expected credit losses recognised on adoption of IFRS 9). – When the Group establishes a practice of selling receivables from time to time these portfolios, which were previously recorded at amortised cost, are recorded at fair value through other comprehensive income (‘FVOCI’); the impact of this remeasurement is not material (see note 14 “Trade and other receivables”). Whilst hedge accounting requirements are revised under IFRS 9, these result in no material changes to the Group’s hedge accounting (see note 21 “Capital and financial risk management”). On the date of initial application, 1 April 2018, the Group assessed which business models apply to the financial assets and financial liabilities held by the Group and has classified its financial instruments into the appropriate IFRS 9 categories. The main effects resulting from this reclassification are detailed in the table below with the impact on the carrying amounts relating solely to the recognition of loss allowances: 31 March 2018 measurement category (IAS 39)¹ 1 April 2018 measurement category (IFRS 9) 31 March 2018 Carrying value (IAS 39) Impact of adoption of IFRS 9 1 April 2018 Carrying value (IFRS 9) Notes €m €m €m Financial assets Other investments 13 Equity securities2 Available for sale FVOCI 47 – 47 Long term debt securities Loans and receivables Amortised cost 3,157 (12) 3,145 Short term bond and debt securities Loans and receivables Amortised cost 830 – 830 Short term bond and debt securities FVTPL FVTPL 1,974 – 1,974 Short term bond and debt securities3 Loans and receivables FVTPL 175 – 175 Managed investments funds FVTPL FVTPL 3,087 – 3,087 Managed investments funds3 Loans and receivables FVTPL 804 – 804 Other investments – restricted deposits3 Loans and receivables FVTPL 817 – 817 Other investments – restricted deposits Loans and receivables Amortised cost 565 – 565 Other investments – public debt and bonds FVTPL FVTPL 543 – 543 Trade and other receivables 14 Trade receivables4 Loans and receivables Amortised cost 5,402 (1,047) 4,355 Trade receivables4 Loans and receivables FVOCI – 877 877 Other receivables4, 5 Loans and receivables Amortised cost 5,970 (71) 5,899 Derivative financial instruments FVTPL FVTPL 2,629 – 2,629 Cash and cash equivalents 19 Cash at bank and in hand Loans and receivables Amortised cost 2,924 – 2,924 Money Market funds6 Loans and receivables FVTPL 2,477 – 2,477 Financial liabilities Trade and other payables 15 Trade and other payables Loans and receivables Amortised cost 16,702 – 16,702 Derivative financial instruments FVTPL FVTPL 2,383 – 2,383 Borrowings 20 Loans and receivables Amortised cost 43,259 – 43,259 (253) Notes 1 Under IAS 39, assets classified as held for trading and available-for-sale were stated at fair value. Where securities were held for trading purposes, gains and losses arising from changes in fair value were included in net profit or loss for the period. For available-for-sale investments, gains and losses arising from changes in fair value were recognised directly in other comprehensive income, until the security was disposed of or determined to be impaired, at which time the cumulative gain or loss previously recognised in other comprehensive income, determined using the weighted average cost method, would be included in the net profit or loss for the period. Other assets classified as loans and receivables were stated at amortised cost using the effective interest method, less any impairment. These are investments in other companies. Investments reclassified from loans and receivables to fair value through profit and loss as the returns do not represent solely payment of principal and interest. Fair value approximates carrying value and there is no impact on transition. Trade and other receivables classified as loans and receivables under IAS 39 were measured at amortised cost. The €241 million reduction in carrying value on adoption of IFRS 9 relates to €220 million in current assets and €21 million in non-current assets, See page 123. The impact of adoption of IFRS 9 relates to contract asset balances. Money market funds reclassified from loans and receivables to fair value through profit and loss as the returns on the funds do not represent solely payment of principal and interest. Fair value approximates carrying value and there is no impact on transition. 2 3 4 5 6 121 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 1. Basis of preparation (continued) Provisions for receivables, reflecting lifetime expected credit losses from the date of first recognition, have increased. The application of IFRS 9 resulted in additional impairment allowances at 1 April 2018 as follows: €m Loss allowance at 31 March 2018 under IAS 39 1,249 Recognition of additional allowance on trade and other receivables at 1 April 2018 264 Loss allowance on contract assets recognised on adoption of IFRS 151 78 Release of allowance for trade receivables reclassified to fair value through OCI (23) Loss allowance at 1 April 2018 under IFRS 91 1,568 Note: 1 The loss allowance on contract assets recognised on adoption of IFRS 15 has increased to €78 million from €34 million disclosed in the condensed consolidated financial statements for the period ended 30 September 2018, published on 13 November 2018. As a result, the total loss allowance at 1 April 2018 has increased from €1,524 million previously reported to €1,568 million. The carrying value of contract assets and receivables at 1 April 2018 is unchanged from that previously reported. IFRS 15 “Revenue from Contracts with Customers” IFRS 15 “Revenue from Contracts with Customers” was adopted by the Group on 1 April 2018 with the cumulative retrospective impact reflected as an adjustment to equity on the date of adoption; the Group has not applied any other expedients in relation to the adoption or ongoing application of IFRS 15. The primary impacts of applying IFRS 15 in the current financial period are disclosed below, on page 123 and in note 31 “IAS 18 basis primary statements”. Primary impacts of applying the IFRS 15 accounting policy The primary impacts of applying the IFRS 15 (‘current’) accounting policy in place of the accounting policy applied in the annual report and accounts for the year ended 31 March 2018 (the ‘previous policy’) are: – Under the previous policy, revenue allocated to obligations was restricted to the amount receivable without the delivery of additional goods or services; this restriction no longer applies under the current policy. The primary impact is that revenue allocated to equipment typically increases and revenue subsequently recognised for service delivery during the contract period typically decreases when the Group sells subsidised devices, such as handsets, together with airtime service agreements. The recognition of additional up-front unbilled equipment revenue is the primary driver for the increase in the contract asset value recorded under IFRS 15 (see page 123 and in note 14 “Trade and other receivables”). – Under the current policy, direct and incremental contract acquisition costs, such as commissions, are typically recognised in expenses over the related contract period; this generally leads to the later recognition of charges for such costs compared with the previous policy. The amounts of contract acquisition costs deducted from revenue as they are considered to relate to the funding of customer discounts are higher under the current policy than under the previous policy. Deferred contract acquisition costs recorded under the current policy are disclosed on page 123 and in note 14 “Trade and other receivables”. – Contract fulfilment costs are deferred under the current policy when the requirements for the deferral of expense recognition are met (see above and note 2 “Revenue disaggregation and segmental analysis”); such costs were generally expensed as incurred under previous policy. Deferred contract fulfilment costs recorded under the current policy are disclosed in on page 123 and in note 14 “Trade and other receivables”. Adoption of the IFRS 15 accounting policy in the Group’s joint ventures and associates resulted in an increase to the carrying value of those investments. The key causes of the movements recorded in the consolidated statement of financial position as a result of the adoption of IFRS 15 on 1 April 2018 are disclosed above. Due to the complexity and volume of the Group’s contracts, it is not possible to separately quantity each of the underlying reasons giving rise to the increase in contract assets. Certain changes have been made to the allocation of, and timing of recognition for, equipment and service revenue. As a result, contract assets have decreased by €6 million, contract liabilities have reduced by €100 million and net deferred tax liabilities have increased by €20 million at 1 April 2018 compared to that originally disclosed in the condensed consolidated financial statements for the period ended 30 September 2018, published on 13 November 2018. The increase in equity as a result of adopting IFRS 15 has increased by €74 million (from €2,464 million to €2,538 million) Further information on the impact of adoption of IFRS 15 on the results for the year ended 31 March 2019 are detailed in note 31 “IAS 18 basis primary statements”. 122 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Impact of the adoption of IFRS 9 and IFRS 15 on the opening balance sheet at 1 April 2018 The impact of the adoption of IFRS 9 and IFRS 15 on the consolidated statement of financial position at 1 April 2018 is set out below: 31 March 2018 €m Impact of adoption of IFRS 9 €m Impact of adoption of IFRS 15 €m 1 April 2018 €m Consolidated statement of financial position Non-current assets Goodwill 26,734 – – 26,734 Other intangible assets 16,523 – – 16,523 Property, plant and equipment 28,325 – – 28,325 Investments in associates and joint ventures 2,538 – 227 2,765 Other investments 3,204 (12) – 3,192 Deferred tax assets 26,200 50 (699) 25,551 Post employment benefits 110 – – 110 Trade and other receivables 4,026 (21) 851 4,856 107,660 17 379 108,056 Current assets Inventory 581 – 39 620 Taxation recoverable 106 – – 106 Trade and other receivables 9,975 (220) 2,349 12,104 Other investments 8,795 – – 8,795 Cash and cash equivalents 4,674 – – 4,674 24,131 (220) 2,388 26,299 Assets held for sale 13,820 – – 13,820 Total assets 145,611 (203) 2,767 148,175 Equity Called up share capital 4,796 – – 4,796 Additional paid-in capital 150,197 – – 150,197 Treasury shares (8,463) – – (8,463) Accumulated losses (106,695) (224) 2,457 (104,462) Accumulated other comprehensive income 27,805 27 – 27,832 Total attributable to owners of the parent 67,640 (197) 2,457 69,900 Non-controlling interests 967 (5) 81 1,043 Total non-controlling interests 967 (5) 81 1,043 Total equity 68,607 (202) 2,538 70,943 Non-current liabilities Long-term borrowings 32,908 – – 32,908 Deferred tax liabilities 644 (1) 142 785 Post employment benefits 520 – – 520 Provisions 1,065 – – 1,065 Trade and other payables 2,843 – 10 2,853 37,980 (1) 152 38,131 Current liabilities Short-term borrowings 8,513 – – 8,513 Financial liabilities under put option arrangements 1,838 – – 1,838 Taxation liabilities 541 – – 541 Provisions 891 – – 891 Trade and other payables 16,242 – 77 16,319 28,025 – 77 28,102 Liabilities held for sale 10,999 – – 10,999 Total equity and liabilities 145,611 (203) 2,767 148,175 Of which: Contract liabilities1,678–381,716 Other payables1,346–391,385 Of which: Contract liabilities237–10247 Of which: Contract assets2,257(64) 1,2093,402 Trade receivables4,967(156)–4,811 Deferred acquisition costs––1,0971,097 Fulfilment costs––4343 Of which: Contract assets350(7) 500843 Trade receivables435(14) –421 Deferred acquisition costs––340340 Fulfilment costs––1111 123 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 2. Revenue disaggregation and segmental analysis The Group’s businesses are managed on a geographical basis. Selected financial data is presented on this basis below. Accounting policies Revenue When the Group enters into an agreement with a customer, goods and services deliverable under the contract are identified as separate performance obligations (‘obligations’) to the extent that the customer can benefit from the goods or services on their own and that the separate goods and services are considered distinct from other goods and services in the agreement. Where individual goods and services don’t meet the criteria to be identified as separate obligations they are aggregated with other goods and/or services in the agreement until a separate obligation is identified. The obligations identified will depend on the nature of individual customer contracts, but might typically be separately identified for mobile handsets, other equipment such as set-top boxes and routers provided to customers and services provided to customers such as mobile and fixed line communication services. Where goods and services have a functional dependency (for example, a fixed line router can only be used with the Group’s services) this does not, in isolation, prevent those goods or services from being assessed as separate obligations. The Group determines the transaction price to which it expects to be entitled in return for providing the promised obligations to the customer based on the committed contractual amounts, net of sales taxes and discounts. Where indirect channel dealers, such as retailers, acquire customer contracts on behalf of the Group and receive commission, any commissions that the dealer is compelled to use to fund discounts or other incentives to the customer are treated as payments to the customer when determining the transaction price and consequently are not included in contract acquisition costs. The transaction price is allocated between the identified obligations according to the relative standalone selling prices of the obligations. The standalone selling price of each obligation deliverable in the contract is determined according to the prices that the Group would achieve by selling the same goods and/or services included in the obligation to a similar customer on a standalone basis; where standalone selling prices are not directly observable, estimation techniques are used maximising the use of external inputs. See “Critical accounting judgements and key sources of estimation uncertainty” in note 1 for details. Revenue is recognised when the respective obligations in the contract are delivered to the customer and payment remains probable. – Revenue for the provision of services, such as mobile airtime and fixed line broadband, is recognised when the Group provides the related service during the agreed service period. – Revenue for device sales to end customers is generally recognised when the device is delivered to the end customer. For device sales made to intermediaries such as indirect channel dealers, revenue is recognised if control of the device has transferred to the intermediary and the intermediary has no right to return the device to receive a refund; otherwise revenue recognition is deferred until sale of the device to an end customer by the intermediary or the expiry of any right of return. Where refunds are issued to customers they are deducted from revenue in the relevant service period. When the Group has control of goods or services prior to delivery to a customer, then the Group is the principal in the sale to the customer. As a principal, receipts from, and payments to, suppliers are reported on a gross basis in revenue and operating costs. If another party has control of goods or services prior to transfer to a customer, then the Group is acting as an agent for the other party and revenue in respect of the relevant obligations is recognised net of any related payments to the supplier and recognised revenue represents the margin earned by the Group. See “Critical accounting judgements and key sources of estimation uncertainty” in note 1 for details. Customers typically pay in advance for prepay mobile services and monthly for other communication services. Customers typically pay for handsets and other equipment either up-front at the time of sale or over the term of the related service agreement. When revenue recognised in respect of a customer contract exceeds amounts received or receivable from a customer at that time a contract asset is recognised; contract assets will typically be recognised for handsets or other equipment provided to customers where payment is recovered by the Group via future service fees. If amounts received or receivable from a customer exceed revenue recognised for a contract, for example if the Group receives an advance payment from a customer, a contract liability is recognised. When contract assets or liabilities are recognised, a financing component may exist in the contract; this is typically the case when a handset or other equipment is provided to a customer up-front but payment is received over the term of the related service agreement, in which case the customer is deemed to have received financing. If a significant financing component is provided to the customer, the transaction price is reduced and interest revenue is recognised over the customer’s payment period using an interest rate reflecting the relevant central bank rates and customer credit risk. Contract-related costs When costs directly relating to a specific contract are incurred prior to recognising revenue for a related obligation, and those costs enhance the ability of the Group to deliver an obligation and are expected to be recovered, then those costs are recognised on the statement of financial position as fulfilment costs and are recognised as expenses in line with the recognition of revenue when the related obligation is delivered. The direct and incremental costs of acquiring a contract including, for example, certain commissions payable to staff or agents for acquiring customers on behalf of the Group, are recognised as contract acquisition cost assets in the statement of financial position when the related payment obligation is recorded. Costs are recognised as an expense in line with the recognition of the related revenue that is expected to be earned by the Group; typically this is over the customer contract period as new commissions are payable on contract renewal. Certain amounts payable to agents are deducted from revenue recognised (see above). 124 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Revenue disaggregation (IFRS 15 basis) Revenue reported for the year includes revenue from contracts with customers, comprising service and equipment revenue, as well as other revenue items including revenue from leases and interest revenue arising for transactions with a significant financing component. The table below disaggregates the Group’s revenue by reporting segment. Revenue from contracts with customers €m Total segment revenue €m Service revenue €m Equipment revenue €m Other revenue1 €m Interest revenue €m 31 March 2019 Note: 1 Other revenue largely represents lease revenues recognised under IAS 17 “Leases”. The total future revenue from the Group’s contracts with customers with performance obligations not satisfied at 31 March 2019 is €18,447 million; of which €12,566 million is expected to be recognised within the next year and the majority of the remaining amount in the following 12 months. Segmental analysis The Group’s operating segments are established on the basis of those components of the Group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Group has a single group of similar services and products, being the supply of communications services and products. Revenue is attributed to a country or region based on the location of the Group company reporting the revenue. Transactions between operating segments are charged at arm’s-length prices. Segment information is primarily provided on the basis of geographic areas, with the exception of Vodacom which encompasses South Africa and certain other smaller African markets, being the basis on which the Group manages its worldwide interests. The aggregation of operating segments into the Europe and Rest of the World1 regions reflects, in the opinion of management, the similar economic characteristics within each of those regions as well as the similar products and services offered and supplied, classes of customers and the regulatory environment. In the case of the Europe region this largely reflects membership of the European Union, while for the Rest of the World region this largely includes emerging and developing economies that are in the process of rapid growth and industrialisation. Certain financial information is provided separately within the Europe region for Germany, Italy, the UK and Spain, and within the Rest of the World region for Vodacom, as this operating segment is individually material for the Group. The segmental revenue and profit of India are included in discontinued operations for all years reported until 31 August 2018, the date of disposal, and segmental assets and cash flows are included in assets and liabilities held for sale at 31 March 2018. See note 7 “Discontinued operations and assets and liabilities held for sale” and note 26 “Acquisitions and disposals” for details. Segmental information is presented on an IAS 18 (pre-IFRS 15) basis as this is the basis of the information used for internal decision-making. The IAS 18 revenue policy is presented in note 31 “IAS 18 basis primary statements”. Note: 1 Previously Africa, Middle East and Asia Pacific (AMAP). Germany 9,1451,077 10,22213929 10,390 Italy 5,030722 5,752978 5,857 UK 4,9521,207 6,1595657 6,272 Spain 4,203392 4,5955816 4,669 Other Europe 4,460529 4,9896122 5,072 Eliminations (110)– (110)(6) – (116) Europe 27,6803,927 31,607405132 32,144 Vodacom 4,391873 5,2641718 5,443 Other Markets 4,011816 4,827298 4,864 Rest of the World 8,4021,689 10,09120016 10,307 Common Functions 47737 5141,003– 1,517 Eliminations (101)(1) (102)(200)– (302) Group 36,4585,652 42,1101,408148 43,666 125 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 2. Segmental analysis (continued) Segmental revenue and profit (IAS 18 basis) Segment revenue €m Intra-region revenue €m Regional revenue €m Inter-region revenue €m Group revenue €m Adjusted EBITDA €m 31 March 2018 Germany 10,847 (29) 10,818 (18) 10,800 4,010 Italy 6,204 (30) 6,174 (3) 6,171 2,329 UK 7,078 (21) 7,057 (7) 7,050 1,762 Spain 4,978 (35) 4,943 (2) 4,941 1,420 Other Europe 4,941 (45) 4,896 (10) 4,886 1,515 Europe 34,048 (160) 33,888 (40) 33,848 11,036 Vodacom 5,692 – 5,692 (7) 5,685 2,203 Other Markets 5,770 – 5,770 (25) 5,745 1,554 Rest of the World 11,462 – 11,462 (32) 11,430 3,757 Common Functions 1,408 – 1,408 (115) 1,293 (56) Group 46,918 (160) 46,758 (187) 46,571 14,737 31 March 2017 Germany 10,600 (32) 10,568 (21) 10,547 3,617 Italy 6,101 (30) 6,071 (1) 6,070 2,229 UK 6,925 (23) 6,902 (6) 6,896 1,212 Spain 4,973 (37) 4,936 (1) 4,935 1,360 Other Europe 6,128 (55) 6,073 (5) 6,068 1,865 Europe 34,727 (177) 34,550 (34) 34,516 10,283 Vodacom 5,294 – 5,294 – 5,294 2,063 Other Markets 6,479 – 6,479 (14) 6,465 1,791 Rest of the World 11,773 – 11,773 (14) 11,759 3,854 Common Functions 1,390 – 1,390 (34) 1,356 12 Group 47,890 (177) 47,713 (82) 47,631 14,149 For the years ending 31 March 2019, 2018 and 2017 total revenue recorded in respect of the sale of goods was €5,524 million, €4,718 million and €4,029 million respectively. 31 March 2019 Germany 10,952(24) 10,928(26) 10,9024,098 Italy 5,882(18) 5,864(9)5,8552,189 UK 6,799(16) 6,783(20) 6,7631,527 Spain 4,688(24) 4,664(4) 4,6601,079 Other Europe 5,121(34) 5,087(28) 5,0591,628 Europe 33,442(116)33,326(87)33,23910,521 Vodacom 5,660–5,660(6) 5,6542,155 Other Markets 4,864–4,864(15) 4,8491,395 Rest of the World 10,524–10,524(21)10,5033,550 Common Functions 1,518–1,518(194)1,32468 Group (IAS 18 basis) 45,484(116)45,368(302)45,06614,139 Impact of adoption of IFRS 15 (1,400) Group (IFRS 15 basis) 43,666 126 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information The Group’s measure of segment profit, adjusted EBITDA, excludes depreciation, amortisation, impairment loss, restructuring costs, loss on disposal of fixed assets, the Group’s share of results in associates and joint ventures and other income and expense. A reconciliation of adjusted EBITDA to operating profit is shown below. For a reconciliation of operating profit to profit for the financial year, see the Consolidated income statement on page 111. 2019 €m 2018 €m 2017 €m Note: 1 Share of adjusted results in equity accounted associates and joint ventures excludes amortisation of acquired customer bases and brand intangible assets, restructuring costs and other costs of €0.6 billion (2018: €0.4 billion, 2017: €0.1 billion) which are included in amortisation of acquired customer base and brand intangible assets, restructuring costs and other income and expense respectively. 2 See note 31 “IAS 18 basis primary statements” for further details. Adjusted EBITDA 14,139 14,73714,149 Depreciation, amortisation and loss on disposal of fixed assets (9,665) (9,910)(10,179) Share of adjusted results in equity accounted associates and joint ventures1 (291) 389164 Adjusted operating profit 4,183 5,2164,134 Impairment losses (3,119) –– Restructuring costs (486) (156)(415) Amortisation of acquired customer based and brand intangible assets (583) (974)(1,046) Other (expense)/income (262) 2131,052 Operating (loss)/profit (IAS 18 basis) (267) 4,2993,725 Impact of adoption of IFRS 152 (684) Operating loss (IFRS 15 basis) (951) 127 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 2. Segmental analysis (continued) Segmental assets and cash flow (IAS 18 basis) Other expenditure on intangible assets €m Depreciation and amortisation €m Non-current assets1 €m Capital expenditure2 €m Operating free cash flow3 €m Impairment loss €m Group (IAS 18 basis) 68,846 7,227 3,012 9,795 (3,119) 7,071 Impact of adoption of IFRS 15 (409) – – – (406) – Group (IFRS 15 basis) 68,437 7,227 3,012 9,795 (3,525) 7,071 31 March 2018 Germany 25,444 1,673 24 3,095 – 2,147 Italy 9,232 797 629 1,479 – 1,607 UK 7,465 889 – 1,600 – 408 Spain 10,576 863 – 1,371 – 628 Other Europe 7,441 710 93 1,092 – 788 Europe 60,158 4,932 746 8,637 – 5,578 Vodacom 5,841 763 1 776 – 1,453 Other Markets 3,607 729 – 923 – 725 Rest of the World 9,448 1,492 1 1,699 – 2,178 Common Functions 1,976 897 – 73 – (755) Group 71,582 7,321 747 10,409 – 7,001 31 March 2017 Germany 26,694 1,671 – 3,320 – 1,749 Italy 9,157 793 2 1,603 – 1,161 UK 8,210 950 – 1,768 – 57 Spain 11,035 746 – 1,378 – 344 Other Europe 7,574 878 38 1,088 – 619 Europe 62,670 5,038 40 9,157 – 3,930 Vodacom 6,039 736 2 738 – 1,347 Other Markets 5,778 795 317 1,153 – 947 Rest of the World 11,817 1,531 319 1,891 – 2,294 Common Functions 1,937 915 – 38 – (597) Group 76,424 7,484 359 11,086 – 5,627 Notes: 1 Comprises goodwill, other intangible assets and property, plant and equipment. 2 Includes additions to property, plant and equipment and computer software, reported within intangibles. Excludes licences and spectrum additions. 3 The Group’s measure of segment cash flow is reconciled to the closest equivalent GAAP measure, cash generated by operations, on page 232. 31 March 2019 Germany 24,5291,8162 3,017– 2,425 Italy 11,0317842,219 1,337– 1,552 UK 7,405804408 1,612– 689 Spain 7,730813216 1,318(2,638) 443 Other Europe 7,21077542 1,073(196) 861 Europe 57,905 4,9922,887 8,357(2,834) 5,970 Vodacom 5,50381091 758– 1,379 Other Markets 3,42962634 673(255) 769 Rest of the World 8,9321,436125 1,431(255) 2,148 Common Functions 2,009799– 7(30) (1,047) 128 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information 3. Operating (loss)/profit Detailed below are the key amounts recognised in arriving at our operating (loss)/profit 2019 €m 2018 €m 2017 €m Notes: 1 The year ended 31 March 2019 included €nil (2018: €80 million credit, 2017: €127 million charge) reported in other income and expense in the consolidated income statement. 2 Reported in other income and expense in the consolidated income statement. The total remuneration of the Group’s auditors, PricewaterhouseCoopers LLP and other member firms of PricewaterhouseCoopers International Limited, for services provided to the Group during the year ended 31 March 2019 is analysed below. 2019 €m 2018 €m 2017 €m Notes: 1 Fees during the implementation phase of new accounting standards, notably preparations for IFRS 15 “Revenue from Contracts with Customers” in the year ended 31 March 2018 and preparations for IFRS 16 “Leases” in the year ended 31 March 2019. 2 Relates to fees for statutory and regulatory filings during the year. In addition, the amount for the year ended 31 March 2018 includes non-recurring fees that were incurred during the preparations for a potential IPO of Vodafone New Zealand and the merger of Vodafone India and Idea Cellular. The amount for the year ended 31 March 2017 primarily arose from work on regulatory filings prepared in anticipation of a potential IPO of Vodafone India that was under consideration prior to the agreement for the merger of Vodafone India and Idea Cellular. A description of the work performed by the Audit and Risk Committee in order to safeguard auditor independence when non-audit services are provided is set out in the Audit and Risk Committee report on pages 71 to 76. Parent company 2 22 Subsidiaries 14 1413 Subsidiaries – new accounting standards1 1 51 Audit fees: 17 2116 Audit-related fees2 2 54 Non-audit fees: 2 54 Total fees 19 2620 Net foreign exchange losses/(gains)1 1 (65) 133 Depreciation of property, plant and equipment (note 11): Owned assets 5,795 5,9636,253 Leased assets 59 4712 Amortisation of intangible assets (note 10) 3,941 4,3994,821 Impairment of goodwill in subsidiaries, associates and joint arrangements (note 4) 3,525 –– Staff costs (note 23) 5,267 5,2955,519 Amounts related to inventory included in cost of sales 5,886 6,0456,464 Operating lease rentals payable 3,826 3,7883,976 Loss on disposal of property, plant and equipment and intangible assets 33 3622 Own costs capitalised attributable to the construction or acquisition of property, plant and equipment (844) (829) (800) Net gain on formation of VodafoneZiggo (note 26)2 – –(1,275) 129 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 4. Impairment losses Impairment occurs when the carrying value of assets is greater than the present value of the net cash flows they are expected to generate. We review the carrying value of assets for each country in which we operate at least annually. For further details of our impairment review process see “Critical accounting judgements and key sources of estimation uncertainty” in note 1 “Basis of preparation” to the consolidated financial statements. Accounting policies Goodwill Goodwill is not subject to amortisation but is tested for impairment annually or whenever there is an indication that the asset may be impaired. For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognised for goodwill are not reversible in subsequent periods. The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. Management prepares formal five year management plans for the Group’s cash-generating units, which are the basis for the value in use calculations. Property, plant and equipment and finite lived intangible assets At each reporting period date, the Group reviews the carrying amounts of its property, plant and equipment, finite lived intangible assets and equity-accounted investments to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount and an impairment loss is recognised immediately in the income statement. Where there has been a change in the estimates used to determine recoverable amount and an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years and an impairment loss reversal is recognised immediately in the income statement. Impairment losses Following our annual impairment review, the impairment charges recognised in the consolidated income statement within operating profit are stated below. Further detail on the events and circumstances that led to the recognition of the impairments charges is included later in this note. 2019 €m 2018 €m 2017 €m Cash-generating unit Reportable segment For the year ended 31 March 2019, the Group recorded a loss on disposal of Vodafone India of €3,420 million, including a loss on disposal of €1,276 million and a foreign exchange loss of €2,079 million which is included in discontinued operations. See note 26 “Acquisitions and disposals” for further details. For the year ended 31 March 2018, the Group recorded a non-cash charge of €3,170 million (€2,245 million net of tax), included in discontinued operations, as a result of the re-measurement of Vodafone India’s fair value less costs of disposal. For the year ended 31 March 2017, the Group recorded a non-cash impairment charge of €4,515 million in respect of the Group’s investment in India which, together with the recognition of an associated €840 million deferred tax asset, led to an overall €3,675 million reduction in the carrying value of Vodafone India, the results of which are included in discontinued operations. See note 7 “Discontinued operations and assets and liabilities held for sale” for further details. Spain Spain 2,930 –– Romania Other Europe 310 –– Vodafone IdeaOther Markets 255 –– OtherCommon Functions 30 –– 3,525 –– 130 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Goodwill The remaining carrying value of goodwill at 31 March was as follows: 2019 €m 2018 €m Key assumptions used in the value in use calculations The key assumptions used in determining the value in use are: Assumption How determined Projected adjusted EBITDA Projected adjusted EBITDA has been based on past experience adjusted for the following: – In Europe, mobile revenue is expected to benefit from increased usage as customers transition to higher data bundles, and new products and services are introduced. Fixed revenue is expected to continue to grow as penetration is increased and more products and services are sold to customers; and – In the Rest of the World, revenue is expected to continue to grow as the penetration of faster data-enabled devices and rises along with higher data bundle attachment rates, and new products and services are introduced. The segment is also expected to benefit from increased usage and penetration of M-Pesa in Africa; and – Margins are expected to be impacted by negative factors such as the cost of acquiring and retaining customers in increasingly competitive markets and by positive factors such as the efficiencies expected from the implementation of Group initiatives. Projected capital expenditure The cash flow forecasts for capital expenditure are based on past experience and include the ongoing capital expenditure required to increase capacity, meet the population coverage requirements of certain of the Group’s licences and facilitate the continued growth in revenue and EBITDA discussed above. In Europe, capital expenditure is required to roll out capacity-building next generation 5G and gigabit networks. In the Rest of the World, capital expenditure will be required for the continued rollout of current and next generation mobile networks in emerging markets. Capital expenditure includes cash outflows for the purchase of property, plant and equipment and computer software. Projected licence and spectrum payments To enable the continued provision of products and services, the cash flow forecasts for licence and spectrum payments for each operating company for the initial five years include amounts for expected renewals and newly available spectrum. Beyond that period, a long-run cost of spectrum is assumed. Long-term growth rate For businesses where the five year management plans are used for the Group’s value in use calculations, a long-term growth rate into perpetuity has been determined as the lower of: – the nominal GDP growth rate forecasts for the country of operation; and – the long-term compound annual growth rate in adjusted EBITDA in years six to ten estimated by management. Pre-tax risk adjusted discount rate The discount rate applied to the cash flows of each of the Group’s operations is generally based on the risk free rate for ten year bonds issued by the government in the respective market. Where government bond rates contain a material component of credit risk, high-quality local corporate bond rates may be used. These rates are adjusted for a risk premium to reflect both the increased risk of investing in equities and the systematic risk of the specific Group operating company. In making this adjustment, inputs required are the equity market risk premium (that is the required return over and above a risk free rate by an investor who is investing in the market as a whole) and the risk adjustment, beta, applied to reflect the risk of the specific Group operating company relative to the market as a whole. In determining the risk adjusted discount rate, management has applied an adjustment for the systematic risk to each of the Group’s operations determined using an average of the betas of comparable listed telecommunications companies and, where available and appropriate, across a specific territory. Management has used a forward-looking equity market risk premium that takes into consideration both studies by independent economists, the long-term average equity market risk premium and the market risk premiums typically used by valuations practitioners. Germany 12,479 12,479 Italy 3,654 3,654 16,133 16,133 Other 7,220 10,601 23,353 26,734 131 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 4. Impairment losses (continued) Year ended 31 March 2019 For the year ended 31 March 2019, the Group recorded impairment charges of €2.9 billion, €0.3 billion, and €0.3 billion in respect of the Group’s investments in Spain, Romania and Vodafone Idea respectively. The impairment charges with respect to Spain and Romania relate solely to goodwill and the impairment charge with respect to Vodafone Idea relates to the joint venture’s carrying value. All impairment charges are recognised in the consolidated income statement within operating (loss)/profit. The recoverable amounts for Spain and Romania are €7.1 billion and €0.7 billion respectively and are based on value in use calculations. The recoverable amount for the Group’s stake in Vodafone Idea is €1.6 billion and is based on its fair value less costs of disposal. Following challenging current trading and economic conditions, management has reassessed the expected future business performance in Spain. Following this reassessment, projected cash flows are lower and this has led to an impairment charge with respect to the Group’s investment in Spain. The impairment charge with respect to the Group’s investment in Romania was driven by an increase in the yield on Romanian government bonds which increased the discount rate and management’s reassessment of the long-term growth rate applied beyond the five-year business plan. Vodafone Idea Limited The Group’s investment in Vodafone Idea was tested for impairment at 31 March 2019 in accordance with applicable IFRS. Impairment testing was considered appropriate as a result of market conditions and declines in the quoted share price of the company during the period. The market environment in India remains highly challenging with significant pricing pressure, which has led to industry consolidation but a significantly lower level of profitability and greater pressure on financing. Management continues to consider it reasonable to assume an overall market and pricing recovery, however the timing and magnitude remains highly uncertain. Accordingly, there are a wide range of potential outcomes in deriving a current view of future business performance, cash flows and debt financing requirements for value in use purposes. Management has concluded that the fair value less costs of disposal based on an observable share price is the appropriate basis to determine the recoverable amount of the Group’s investment in Vodafone Idea for the purpose of impairment testing for the year ended 31 March 2019. Where the recoverable amount is less than the investment’s carrying amount, the carrying amount is reduced to the recoverable amount and an impairment is recognised. The investment in Vodafone Idea was also tested for impairment as at 30 September 2018. The share price of INR38.55 implied a recoverable amount of INR152 billion (€1.8 billion) which was lower than the carrying value of the investment at the same date. An impairment charge of €0.3 billion was recognised to reduce the carrying value of the joint venture in the Group’s consolidated statement of financial position. Following the formal announcement of the terms of Vodafone Idea’s rights issue on 20 March 2019, the Vodafone Idea share price went ‘ex-rights’ on 29 March 2019 and closed at INR18.25. Based on information available to management on 31 March 2019, the recoverable amount of the Group’s investment in Vodafone Idea was determined based on key assumptions relating to the number of new shares to which management intended to subscribe (8.8 billion) and the associated cost under the terms of the rights issue (INR12.5 per share). After taking into account these key assumptions and the quoted share price, the recoverable amount of the Group’s interest in Vodafone Idea was determined to be INR123 billion (€1.6 billion) as at 31 March 2019. Vodafone Idea’s share price is observable in a quoted market and is considered a level 1 input under the IFRS 13 fair value hierarchy. As management has also considered the observable and unquoted inputs related to the number and cost of the new shares to be issued under the rights issue, the recoverable amount quoted above is considered to be a level 2 valuation under the IFRS 13 fair value hierarchy. The recoverable amount is €0.2 billion higher than the carrying value of the investment as at 31 March 2019 and no further changes to the carrying value or impairment charge recognised in September 2018 are required. The carrying value of Vodafone Idea that has been tested for impairment is dependent on a wide range of assumptions, including the level of market pricing and the realisation of anticipated merger-related operating expenses and capital expenditure synergies. Should any of the assumptions not materialise, in whole or in part, these will impact the entity’s expected future cash flows and may result in a future impairment. The carrying value is also dependent on the ability of the entity to refinance its liabilities as they fall due. Should this not be achievable, this will impact the liquidity of Vodafone Idea and will result in a future impairment, in whole or in part, of the Group’s investment. Based solely on the closing share price of Vodafone Idea on 13 May 2019, the recoverable amount of the Group’s 45.2% interest would be €0.6 billion lower than the recoverable amount as at 31 March 2019. No adjustment has been made to the carrying value of the Vodafone Idea joint venture as this is considered a non-adjusting event. Value in use assumptions The table below shows key assumptions used in the value in use calculations. Assumptions used in value in use calculation Germany % Italy % Spain % Romania % Pre-tax adjusted discount rate 8.3 10.5 9.3 11.1 Long-term growth rate 0.5 1.0 0.5 1.0 Projected adjusted EBITDA1 2.9 (0.1) 9.2 3.8 Projected capital expenditure2 16.9–19.9 12.2–12.5 17.1–18.4 12.1–12.7 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. 132 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Sensitivity analysis The estimated recoverable amount of the Group’s operations in Germany, Italy, Spain and Romania exceed their carrying values by €7.4 billion, €2.7 billion, €0.5 billion and €0.1 billion respectively. If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2019. Change required for carrying value to equal recoverable amount Germany pps Italy pps Spain pps Romania pps Pre-tax risk adjusted discount rate 2.1 2.5 0.5 1.2 Long-term growth rate (2.2) (2.9) (0.7) (1.5) Projected adjusted EBITDA1 (4.9) (4.6) (1.3) (2.0) Projected capital expenditure2 15.4 11.2 2.7 3.3 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. Management considered the following reasonably possible changes in the key EBITDA1 assumption while leaving all other assumptions unchanged. The associated impact on the impairment assessment is presented in the table below. Management believes that no reasonably possible or foreseeable change in any of the other assumptions included in the table above would cause the carrying value of any cash-generating unit to materially exceed its recoverable amount. Recoverable amount less carrying value Decrease by 2pps €bn Base case €bn Increase by 2pps €bn Germany 4.2 7.4 10.8 Italy 1.5 2.7 4.1 Spain (0.3) 0.5 1.4 Romania 0.0 0.1 0.2 Note: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. The carrying values for Vodafone UK, Portugal and Ireland include goodwill arising from their acquisition by the Group and/or the purchase of operating licences or spectrum rights. While the recoverable amounts for these operating companies are not materially greater than their carrying value, each has a lower risk of giving rise to impairment that would be material to the Group given their relative size or the composition of their carrying value. The changes in the following table to assumptions used in the impairment review would have, in isolation, led to an impairment loss being recognised in the year ended 31 March 2019. Change required for carrying value to equal recoverable amount UK pps Ireland pps Portugal pps Pre-tax risk adjusted discount rate 0.7 1.2 0.7 Long-term growth rate (0.9) (1.4) (0.7) Projected adjusted EBITDA1 (1.9) (2.7) (1.4) Projected capital expenditure2 3.3 8.4 3.4 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. VodafoneZiggo Following the merger, the recoverable amount for VodafoneZiggo is not materially greater than its carrying value. If adverse impacts of economic, competitive, regulatory or other factors were to cause significant deterioration in the operations of VodafoneZiggo and the entity’s expected future cash flows, this may lead to an impairment loss being recognised. 133 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 4. Impairment losses (continued) Year ended 31 March 2018 Value in use assumptions The table below shows key assumptions used in the value in use calculations. Assumptions used in value in use calculation Germany % Spain % Italy % Romania % Pre-tax adjusted discount rate 8.3 9.7 10.4 9.8 Long-term growth rate 0.5 1.5 1.0 1.5 Projected adjusted EBITDA1 3.7 5.9 (2.6) 2.6 Projected capital expenditure2 16.6–18.8 16.8–17.4 12.1–13.3 11.9–14.6 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. Sensitivity analysis Other than as disclosed below, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of any cash-generating unit to materially exceed its recoverable amount. The estimated recoverable amount of the Group’s operations in Germany, Spain and Romania exceed their carrying values by €7.7 billion, €0.3 billion and €nil respectively. The changes in the following table to assumptions used in the impairment review would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2018. Change required for carrying value to equal recoverable amount Germany pps Spain pps Romania pps Pre-tax risk adjusted discount rate 2.0 0.2 0.1 Long-term growth rate (2.3) (0.2) (0.1) Projected adjusted EBITDA1 (3.3) (0.3) (0.1) Projected capital expenditure2 16.3 1.4 0.4 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. The carrying values for Vodafone UK, Portugal, Ireland and Czech Republic include goodwill arising from their acquisition by the Group and/or the purchase of operating licences or spectrum rights. While the recoverable amounts for these operating companies are not materially greater than their carrying value, each has a lower risk of giving rise to impairment that would be material to the Group given their relative size or the composition of their carrying value. The changes in the following table to assumptions used in the impairment review would have, in isolation, led to an impairment loss being recognised in the year ended 31 March 2018. Change required for carrying value to equal recoverable amount UK pps Ireland pps Portugal pps Czech Republic pps Pre-tax risk adjusted discount rate 0.5 0.6 1.0 3.1 Long-term growth rate (0.6) (0.7) (1.1) (4.0) Projected adjusted EBITDA1 (0.8) (1.0) (1.5) (4.0) Projected capital expenditure2 3.2 4.2 6.4 16.9 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. 134 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Year ended 31 March 2017 During the year ended 31 March 2017, Vodafone India was classified as a discontinued operation and was consequently valued at fair value less costs of disposal. Vodafone India’s fair value less costs of disposal was not observable in a quoted market and accordingly was determined with reference to the outcomes from the application of a number of potential valuation techniques, which were considered to result in a “level 2” valuation1. As such significant judgement was required and involved the use of estimates. The two bases of valuation which were given the strongest weighting in the overall assessment of fair value are set out below. Fair value less costs of disposal excluding net debt was assessed to be INR 971 billion, equivalent to €14.0 billion. See note 7 “Discontinued operations and assets and liabilities held for sale” for further details. – The contracted cash price for the sale of a portion of the entity to the Aditya Birla Group as part of the planned disposal of Vodafone India, adjusted for the agreed level of debt which is an observable price relating to Vodafone India; and – The share price of Idea Cellular prior to the announcement of the plan to dispose of Vodafone India and participate with Idea Cellular in the planned jointly controlled entity, adjusted for transaction specific factors. Idea Cellular equity shares are the primary component of the consideration for Vodafone India to be received by the Group, and the value of the Idea Cellular shares has been adjusted to reflect 50% of the estimated cost synergies that management expects to be realised by the jointly controlled entity. A 10% increase or reduction in the expected cost synergies included in this determination of fair value would result in a €220 million increase or reduction, respectively, in the fair value less costs of disposal of Vodafone India calculated using this approach. Note: 1 Level 2 classification comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Value in use assumptions The table below shows key assumptions used in the value in use calculations. Assumptions used in value in use calculation Germany % Spain % Italy % Romania % Pre-tax adjusted discount rate 8.4 9.7 10.3 9.0 Long-term growth rate 0.5 1.5 1.0 1.0 Projected adjusted EBITDA1 3.0 7.9 (0.8) 0.1 Projected capital expenditure2 14.9–16.5 14.3–15.8 12.7–14.2 12.6–15.9 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. Sensitivity analysis Other than as disclosed below, management believed that no reasonably possible change in any of the above key assumptions would cause the carrying value of any cash-generating unit to materially exceed its recoverable amount. The estimated recoverable amount of the Group’s operations in Germany, Spain and Romania exceed their carrying values by €3.5 billion, €1.0 billion and €0.2 billion respectively. The changes in the following table to assumptions used in the impairment review would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2017: Change required for carrying value to equal recoverable amount Germany pps Spain pps Romania pps Pre-tax risk adjusted discount rate 0.9 0.6 1.5 Long-term growth rate (1.0) (0.7) (1.7) Projected adjusted EBITDA1 (1.6) (1.1) (1.9) Projected capital expenditure2 7.6 4.4 7.1 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. The carrying values for Vodafone UK, Portugal, Ireland and Czech Republic include goodwill arising from their acquisition by the Group and/or the purchase of operating licences or spectrum rights. While the recoverable amounts for these operating companies were not materially greater than their carrying value, each had a lower risk of giving rise to impairment that would be material to the Group given their relative size or the composition of their carrying value. The changes in the following table to assumptions used in the impairment review would have, in isolation, led to an impairment loss being recognised in the year ended 31 March 2017: Change required for carrying value to equal recoverable amount UK pps Ireland pps Portugal pps Czech Republic pps Pre-tax risk adjusted discount rate 0.5 0.8 0.6 2.1 Long-term growth rate (0.6) (0.9) (0.6) (2.4) Projected adjusted EBITDA1 (0.8) (1.2) (0.9) (2.8) Projected capital expenditure2 3.2 4.3 3.9 12.0 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as of capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. 135 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 5. Investment income and financing costs Investment income comprises interest received from short-term investments and other receivables as well as certain foreign exchange movements. Financing costs mainly arise from interest due on bonds and commercial paper issued, bank loans and the results of hedging transactions used to manage foreign exchange and interest rate movements 2019 €m 2018 €m 2017 €m Note: 1 Includes €305 million (2018: €187 million; 2017: €272 million) of interest on foreign exchange derivatives. Investment income: Amortised cost 286 339426 Fair value through profit and loss 147 2420 Foreign exchange – 32228 433 685474 Financing costs: Items in hedge relationships: Other loans 17 74170 Interest rate and cross-currency interest rate swaps (414) (128)(235) Fair value hedging instrument (8) 4822 Fair value of hedged item 10 (36) (16) Other financial liabilities held at amortised cost: Bank loans and overdrafts 336 317419 Bonds and other liabilities1 1,567 8851,243 Interest (credit)/charge on settlement of tax issues (1) (11) 47 Fair value through profit and loss: Derivatives – options, forward starting swaps and futures 391 (75) (244) Foreign exchange 190 –– 2,088 1,0741,406 Net financing costs 1,655 389 932 136 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information 6. Taxation This note explains how our Group tax charge arises. The deferred tax section of the note also provides information on our expected future tax charges and sets out the tax assets held across the Group together with our view on whether or not we expect to be able to make use of these in the future. Accounting policies Income tax expense represents the sum of the current and deferred taxes. Current tax payable or recoverable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because some items of income or expense are taxable or deductible in different years or may never be taxable or deductible. The Group’s liability for current tax is calculated using tax rates and laws that have been enacted or substantively enacted by the reporting period date. The Group recognises provisions for uncertain tax positions when the Group has a present obligation as a result of a past event and management judge that it is probable that there will be a future outflow of economic benefits from the Group to settle the obligation. Uncertain tax positions are assessed and measured on an issue by issue basis within the jurisdictions that we operate using management’s estimate of the most likely outcome. The Group recognises interest on late paid taxes as part of financing costs, and any penalties, if applicable, as part of the income tax expense. Deferred tax is the tax expected to be payable or recoverable in the future arising from temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. It is accounted for using the statement of financial position liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that temporary differences or taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred tax liabilities are not recognised to the extent they arise from the initial recognition of non-tax deductible goodwill. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint arrangements, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The carrying amount of deferred tax assets is reviewed at each reporting period date and adjusted to reflect changes in the Group’s assessment that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised, based on tax rates that have been enacted or substantively enacted by the reporting period date. Tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they either relate to income taxes levied by the same taxation authority on either the same taxable entity or on different taxable entities which intend to settle the current tax assets and liabilities on a net basis. Tax is charged or credited to the income statement, except when it relates to items charged or credited to other comprehensive income or directly to equity, in which case the tax is recognised in other comprehensive income or in equity. Income tax expense 2019 €m 2018 €m 2017 €m Note: 1 The income statement tax charge includes tax relief on capitalised interest. UK operating profits are more than offset by statutory allowances for capital investment in the UK network and systems plus ongoing interest costs including those arising from the €10.3 billion of spectrum payments to the UK government in 2000 and 2013. United Kingdom corporation tax expense/(credit): Current year1 21 7027 Adjustments in respect of prior years (9) (5) (3) 12 6524 Overseas current tax expense/(credit): Current year 1,098 1,055961 Adjustments in respect of prior years (48) (102)(35) 1,050 953 926 Total current tax expense 1,062 1,018950 Deferred tax on origination and reversal of temporary differences: United Kingdom deferred tax (232) 39(16) Overseas deferred tax 666 (1,936)3,830 Total deferred tax expense/(credit) 434 (1,897)3,814 Total income tax expense/(credit) 1,496 (879)4,764 137 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 6. Taxation (continued) Tax on discontinued operations 2019 €m 2018 €m 2017 €m Note: 1 2018 includes a €925 million credit (2017: €840 million credit) relating to the impairment of Vodafone India. Tax charged/(credited) directly to other comprehensive income 2019 €m 2018 €m 2017 €m Tax charged/(credited) directly to equity 2019 €m 2018 €m 2017 €m Factors affecting the tax expense for the year The table below explains the differences between the expected tax expense, being the aggregate of the Group’s geographical split of profits multiplied by the relevant local tax rates and the Group’s total tax expense for each year. 2019 €m 2018 €m 2017 €m Notes: 1 See note below regarding deferred tax asset recognition in Luxembourg and Spain on pages 140 and 141. 2 2018 includes the impact of closing tax audits across the Group during the year, including in Germany and Romania 3 Includes a €42 million credit (2018: €15 million charge, 2017 €95 million charge) relating to the combination of Vodafone India with Idea Cellular. Continuing (loss)/profit before tax as shown in the consolidated income statement (2,613) 3,8782,792 Aggregated expected income tax (credit)/expense (457) 985795 Impairment losses with no tax effect 807 –– Disposal of Group investments – 55(271) Effect of taxation of associates and joint ventures, reported within profit before tax 262 9023 (Recognition)/derecognition of deferred tax assets for losses in Luxembourg and Spain1 1,186 (1,583)1,603 Deferred tax following revaluation of investments in Luxembourg1 (488) (330)(329) Previously unrecognised temporary differences we expect to use in the future – –(15) Previously unrecognised temporary differences utilised in the year – (29) (11) Current year temporary differences (including losses) that we currently do not expect to use 78 20139 Adjustments in respect of prior year tax liabilities2 (94) (244)(107) Revaluation of assets for tax purposes – –(39) Impact of tax credits and irrecoverable taxes 79 9398 Deferred tax on overseas earnings3 (39) 2426 Effect of current year changes in statutory tax rates on deferred tax balances (2) (44) 2,755 Financing costs not deductible for tax purposes 67 2325 Expenses not deductible (income not taxable) for tax purposes 97 6172 Income tax expense/(credit) 1,496 (879)4,764 Current tax – –– Deferred tax 4 9(9) Total tax charged/(credited) directly to equity 4 9 (9) Current tax 3 22(16) Deferred tax 56 7044 Total tax charged directly to other comprehensive income 59 92 28 Tax credit on profit from ordinary activities of discontinued operations1 (56) (617)(973) 138 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Deferred tax Analysis of movements in the net deferred tax balance during the year: €m Deferred tax assets and liabilities, before offset of balances within countries, are as follows: Amount credited/ (expensed) in income statement €m Net recognised deferred tax (liability)/ asset €m Gross deferred tax asset €m Gross deferred tax liability €m Less amounts unrecognised €m Analysed in the balance sheet, after offset of balances within countries, as: €m At 31 March 2018, deferred tax assets and liabilities, before offset of balances within countries, were as follows: Amount credited/ (expensed) in income statement €m Net recognised deferred tax (liability)/ asset €m Gross deferred tax asset €m Gross deferred tax liability €m Less amounts unrecognised €m Accelerated tax depreciation 103 1,289 (1,342) (33) (86) Intangible assets 225 193 (571) 16 (362) Tax losses 1,666 30,953 – (5,904) 25,049 Deferred tax on overseas earnings (24) – (108) – (108) Other temporary differences (73) 1,218 (132) (23) 1,063 31 March 20181 1,897 33,653 (2,153) (5,944) 25,556 At 31 March 2018, analysed in the balance sheet, after offset of balances within countries, as: €m Deferred tax asset 26,200 Deferred tax liability (644) 31 March 20181 25,556 Notes: 1 The Group does not discount its deferred tax assets. This is in accordance with the requirements of IAS 12. Deferred tax asset 24,753 Deferred tax liability (478) 31 March 20191 24,275 Accelerated tax depreciation 350 1,495(1,202)8 301 Intangible assets 38 406(754)15 (333) Tax losses (814) 32,397–(8,175) 24,222 Deferred tax on overseas earnings 104 ––– – Temporary differences relating to revenue recognition 62 –(766)– (766) Other temporary differences (174) 1,389(304)(234) 851 31 March 20191 (434) 35,687(3,026)(8,386) 24,275 1 April 2018 25,556 Adoption of IFRS 15 and IFRS 9 (790) Exchange and other movements 11 Charged to the income statement (continuing operations) (434) Charged directly to OCI (56) Charged directly to equity (4) Arising on acquisition and dispositions (8) 31 March 20191 24,275 139 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 6. Taxation (continued) Factors affecting the tax charge in future years The Group’s future tax charge, and effective tax rate, could be affected by several factors including; tax reform in countries around the world, including any arising from the OECD’s or European Commission’s work on the taxation of the digital economy and European Commission initiatives such as the anti tax avoidance directive, proposed tax and financial reporting directive or as a consequence of state aid investigations, future corporate acquisitions and disposals, any restructuring of our businesses and the resolution of open tax issues (see below). On 25 April 2019, the European Commission published its full decision in relation to its investigation into the “group financing exemption” (‘GFE’) in the UK’s controlled foreign company rules and whether the GFE constituted unlawful State Aid. They concluded the GFE does not constitute unlawful State Aid when the managing of the financing activities is outside of the UK. The Group is analysing the full decision, however given that the Group’s Luxembourg financing activities are properly established and operate in accordance with EU and local law as well as the OECD’s transfer pricing guidelines, we do not anticipate any significant impact as a result of the Commission’s findings. We do not anticipate any significant impact on our future tax charge, liabilities or assets, as a result of the triggering of Article 50(2) of the Treaty on European Union but cannot rule out the possibility that, for example, a failure to reach satisfactory arrangements for the UK’s future relationship with the European Union, could have an impact on such matters. We continue to monitor developments in this area. The Group is routinely subject to audit by tax authorities in the territories in which it operates. The Group considers each issue on its merits and, where appropriate, holds provisions in respect of the potential tax liability that may arise. As at 31 March 2019, the Group holds provisions for such potential liabilities of €460 million (2018: €521 million). These provisions relate to multiple issues, across the jurisdictions in which the Group operates. As the tax impact of a transaction can be uncertain until a conclusion is reached with the relevant tax authority or through a legal process, the amount ultimately paid may differ materially from the amount accrued and could therefore affect the Group’s overall profitability and cash flows in future periods. See note 28 “Contingent liabilities and legal proceedings” to the consolidated financial statements. At 31 March 2019, the gross amount and expiry dates of losses available for carry forward are as follows: Expiring within 5 years €m Expiring beyond 6 years €m Unlimited €m Total €m At 31 March 2018, the gross amount and expiry dates of losses available for carry forward were as follows: Expiring within 5 years €m Expiring beyond 6 years €m Unlimited €m Total €m Losses for which a deferred tax asset is recognised 266 – 103,452 103,718 Losses for which no deferred tax is recognised 621 3,074 21,994 25,689 887 3,074 125,446 129,407 Deferred tax assets on losses in Luxembourg Included in the table above are losses of €82,372 million (2018: €81,740 million) that have arisen in Luxembourg companies, principally as a result of revaluations of those companies’ investments for local GAAP purposes. A deferred tax asset of €21,425 million (2018: €21,261 million) has been recognised in respect of these losses, as we conclude it is probable that the Luxembourg entities will continue to generate taxable profits in the future against which we can utilise these losses. The Luxembourg companies’ income is derived from the Group’s internal financing and procurement and roaming activities. The Group has reviewed the latest forecasts for the Luxembourg companies, including their ability to continue to generate income beyond the forecast period under the tax laws substantively enacted at the balance sheet date. The assessment also considered whether the structure of the Group would continue to allow the generation of taxable income. Based on this the Group conclude that it is probable that the Luxembourg companies will continue to generate taxable income in the future. Any future changes in tax law or the structure of the Group could have a significant effect on the use of losses, including the period over which the losses can be utilised. Based on the current forecasts the losses will be fully utilised over the next 55 to 60 years. A 5%-10% change in the forecast income in Luxembourg, including the completion of the acquisition of Liberty Global’s operations in Germany, the Czech Republic, Hungary and Romania would change the period over which the losses will be fully utilised by 6 to 8 years. In April 2019, the Luxembourg government enacted a reduction in the corporate tax rate (including municipal business tax) to 24.94%. This will take effect from the year ending 31 March 2020 and will reduce the value of our deferred tax assets by approximately €900 million. During the year the Group recognised an additional €488 million (2018: €330 million) of deferred tax assets as a result of the revaluation of investments based upon the local GAAP financial statements, and tax returns at 31 March 2019. In the prior year, the Group also recognised €1,603 million of deferred tax asset as a result of higher interest rates reducing the length of time over which these losses will be utilised. Revaluation of investments for local GAAP purposes, which are based on the Group’s value in use calculations, can give rise to impairments or the reversal of previous impairments. These can result in a significant change to our deferred tax assets and the period over which these assets can be utilised. Losses for which a deferred tax asset is recognised 207 3799,967 100,211 Losses for which no deferred tax is recognised 632 7,06326,734 34,429 839 7,100126,701 134,640 140 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information In addition to the above, €7,063 million (2018: €2,587 million) of the Group’s Luxembourg losses expire and no deferred tax asset is recognised as they will expire before we can use these losses. The remaining losses do not expire. We also have €9,132 million (2018: €9,132 million) of Luxembourg losses in a former Cable & Wireless Worldwide Group company, for which no deferred tax asset has been recognised as it is uncertain whether these losses will be utilised. Deferred tax assets on losses in Germany The Group has tax losses of €17,417 million (2018: €18,034 million) in Germany arising on the write-down of investments in Germany in 2000. The losses are available to use against both German federal and trade tax liabilities and they do not expire. A deferred tax asset of €2,701 million (2018: €2,796 million) has been recognised in respect of these losses as we conclude it is probable that the German business will continue to generate taxable profits in the future against which we can utilise these losses. The Group has reviewed the latest forecasts for the German business which incorporate the unsystematic risks of operating in the telecommunications business (see pages 44 to 51). In the period beyond the 5 year forecast we have reviewed the profits inherent in the terminal period and based on these and our expectations for the German business we believe it is probable the German losses will be fully utilised. Based on the current forecasts the losses will be fully utilised over the next 9 to 11 years. A 5%-10% change in the forecast profits of the German business, including the completion of the acquisition of Unitymedia GmbH, would not alter the utilisation period by 1 to 2 years. Deferred tax assets on losses in Spain The Group has tax losses of €3,821 million (2018: €3,521 million) in Spain and which are available to offset against the future profits of the Grupo Corporativo ONO business. The losses do not expire. A deferred tax asset of €nil (2018 : €880 million) has been recognised in respect of these losses. During the year we derecognised a deferred tax asset of €1,166m (2018: €20 million) as a result of the current trading environment in Spain and the subsequent impairment of the Spanish business. The Group has reviewed the latest forecasts for the Spanish business which incorporate the unsystematic risks of operating in the telecommunications business (see pages 44 to 51). In the period beyond the 5 year forecast we have reviewed the profits inherent in the value in use calculations and based on these and our expectations for the Spanish business we no longer believe it is probable the losses will be utilised by the Spanish business in the near term. Based on the current forecasts the losses will be fully utilised over the next 36 to 40 years. A 5%-10% change in the forecast profits of the Spanish business would change the period over which the losses are utilised by 1 to 2 years. Other tax losses The Group has losses amounting to €7,678 million (2018: €7,544 million) in respect of UK subsidiaries which are only available for offset against future capital gains and since it is uncertain whether these losses will be utilised, no deferred tax asset has been recognised, in line with the prior year. The remaining losses relate to a number of other jurisdictions across the Group. There are also €798 million (2018: €12 million) of unrecognised other temporary differences. The Group holds a deferred tax liability of €nil (2018: €108 million) in respect of deferred taxation that would arise if temporary differences on investments in subsidiaries, associates and interests in joint ventures were to be realised after the balance sheet date (see table above). No deferred tax liability has been recognised in respect of a further €10,425 million (2018: €16,049 million) of unremitted earnings of subsidiaries, associates and joint ventures because the Group is in a position to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future. It is not practicable to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings. . 141 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 7. Discontinued operations and assets and liabilities held for sale Following the agreement to combine our Indian operations with Idea Cellular into a jointly controlled company, in accordance with IFRS accounting standards, the results of Vodafone India are included in discontinued operations until the transaction completed on 31 August 2018. Discontinued operations On 20 March 2017, Vodafone announced the agreement to combine its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers), with Idea Cellular in India. Consequently, Vodafone India has been accounted for as a discontinued operation for all periods up to 31 August 2018, the date the transaction completed, the results of which are detailed below. Income statement and segment analysis of discontinued operations Five months ended 31 August 2018 €m Year ended 31 March 2018 €m Year ended 31 March 2017 €m Loss per share from discontinued operations 2019 eurocents 2018 eurocents 2017 eurocents Total comprehensive expense for the financial year from discontinued operations 2019 €m 2018 €m 2017 €m Note: 1 Includes the profit on disposal of Vodafone India’s standalone towers business to ATC Telecom. For the five months ended 31 August 2018, the Group recorded a loss on disposal of Vodafone India of €3,420 million as set out in note 26 “Acquisitions and disposals”. This loss is presented within discontinued operations. For the year ended 31 March 2018, the Group recorded a non-cash charge of €3,170 million (€2,245 million net of tax), included in discontinued operations, as a result of the re-measurement of Vodafone India’s fair value less costs of disposal. Fair value of the Group’s equity interest at 31 March 2018 was assessed to be INR 223 billion (2017: INR 370 billion), equivalent to €2.8 billion (2017: €5.3 billion) at the foreign exchange rates prevailing at those dates. The fair value of Vodafone India at 31 March 2018 was assessed to be primarily determinable by reference to the Idea Cellular Limited quoted share price as at 31 March 2018 of INR 75.9 per share. This technique was considered to result in a level 2 valuation as per IFRS 13, as while the quoted share price for Idea Cellular Limited was observable, further adjustments, such as an assumption regarding the disposal of Vodafone India with a certain level of debt, were required to estimate fair value less costs of disposal. Attributable to owners of the parent (3,535) (1,969)(4,107) – Basic (12.80)c (7.09)c(14.68)c – Diluted (12.80)c (7.06)c(14.68)c Revenue 1,561 4,6485,827 Cost of sales (1,185) (2,995) (4,504) Gross profit 376 1,6531,323 Selling and distribution expenses (92) (237)(276) Administrative expenses (134) (533)(703) Impairment losses (note 4) – –(4,515) Other income and expense1 – 416– Operating profit/(loss) 150 1,299(4,171) Financing costs (321) (715)(909) (Loss)/profit before taxation (171) 584(5,080) Income tax credit/(charge) 56 (308)973 (Loss)/profit after tax of discontinued operations (115) 276(4,107) Pre-tax loss on the re-measurement of disposal group – (3,170) – Income tax credit – 925– After tax loss on the re-measurement of disposal group – (2,245)– Loss on sale of disposal group (3,420) –– Loss for the financial year from discontinued operations (3,535) (1,969)(4,107) 142 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Assets and liabilities held for sale Assets and liabilities held for sale at 31 March 2019 represent those parts of our joint ventures expected to be disposed of and include a 12.6% interest in Indus Towers and a 24.95% interest in Vodafone Hutchison Australia (see note 26 “Acquisitions and disposals” and 30 “Subsequent events”). Assets and liabilities held for sale at 31 March 2018 relate to the operations of Vodafone India. The relevant assets and liabilities are detailed in the table below. Assets and liabilities held for sale1 2019 €m 2018 €m Note: 1 Total net debt in India at 31 March 2018 was €7,714 million (2017: €8,674 million) relating to its Indian business. This comprised cash of €727 million (2017: €467 million), licence payables classified as debt of €6,418 million (2017: €7,143 million) and €2,025 million (2017: €2,020 million) of other borrowings, together with €2 million (2017: €22 million) of derivative financial instruments reported with Trade and other receivables and Trade and other payables. During the year ended 31 March 2018 €345 million (2017: €499 million) of the licence payables classified as debt were paid in cash. The cash payment is reported in the consolidated statement of cash flows as cash from financing activities. Non-current assets Other intangible assets – 5,937 Property, plant and equipment – 2,823 Investments in associates and joint ventures (231) – Deferred tax assets – 1,641 Trade and other receivables – 526 (231) 10,927 Current assets Taxation recoverable – 1,219 Trade and other receivables – 936 Other investments – 11 Cash and cash equivalents – 727 – 2,893 Total assets held for sale (231) 13,820 Non-current liabilities Long-term borrowings – (6,687) Post employment benefits – (14) Provisions – (665) Trade and other payables – (32) – (7,398) Current liabilities Short-term borrowings – (1,756) Provisions – (18) Trade and other payables – (1,827) – (3,601) Total liabilities held for sale – (10,999) 143 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 8. Earnings per share Basic earnings per share is the amount of profit generated for the financial year attributable to equity shareholders divided by the weighted average number of shares in issue during the year. 2019 Millions 2018 Millions 2017 Millions 2019 €m 2018 €m 2017 €m eurocents eurocents eurocents eurocents eurocents eurocents 9. Equity dividends Dividends are one type of shareholder return, historically paid to our shareholders in February and August. 2019 €m 2018 €m 2017 €m Declared during the financial year: Final dividend for the year ended 31 March 2018: 10.23 eurocents per share (2017: 10.03 pence per share, 2016: 7.77 pence per share) 2,729 2,6702,447 Interim dividend for the year ended 31 March 2019: 4.84 eurocents per share (2018: 4.84 eurocents per share, 2017: 4.74 pence per share) 1,293 1,2911,262 4,022 3,9613,709 Proposed after the end of the year and not recognised as a liability: Final dividend for the year ended 31 March 2019: 4.16 eurocents per share (2018: 10.23 eurocents per share, 2017: 10.03 pence per share) 1,112 2,7292,670 Diluted (loss)/earnings per share from continuing operations (16.25)c 15.82c(7.83)c Diluted loss per share from discontinued operations (12.80)c (7.06)c(14.68)c Diluted (loss)/earnings per share (29.05)c 8.76c (22.51)c Basic (loss)/earnings per share from continuing operations (16.25)c 15.87c(7.83)c (Loss) per share from discontinued operations (12.80)c (7.09)c(14.68)c Basic (loss)/earnings per share (29.05)c 8.78c (22.51)c (Loss)/earnings for earnings per share from continuing operations (4,485) 4,408(2,190) Loss for earnings per share from discontinued operations (3,535) (1,969)(4,107) (Loss)/earnings for basic and diluted earnings per share (8,020) 2,439(6,297) Weighted average number of shares for basic earnings per share 27,607 27,77027,971 Effect of dilutive potential shares: restricted shares and share options – 87– Weighted average number of shares for diluted earnings per share 27,607 27,85727,971 144 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information 0. Intangible assets The statement of financial position contains significant intangible assets, mainly in relation to goodwill and licences and spectrum. Goodwill, which arises when we acquire a business and pay a higher amount than the fair value of its net assets primarily due to the synergies we expect to create, is not amortised but is subject to annual impairment reviews. Licences and spectrum are amortised over the life of the licence. For further details see “Critical accounting judgements and key sources of estimation uncertainty” in note 1 to the consolidated financial statements. Accounting policies Identifiable intangible assets are recognised when the Group controls the asset, it is probable that future economic benefits attributed to the asset will flow to the Group and the cost of the asset can be reliably measured. Identifiable intangible assets are recognised at fair value when the Group completes a business combination. The determination of the fair values of the separately identified intangibles, is based, to a considerable extent, on management’s judgement. Goodwill Goodwill arising on the acquisition of an entity represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is not subject to amortisation but is tested for impairment annually or whenever there is evidence that it may be required. Goodwill is denominated in the currency of the acquired entity and revalued to the closing exchange rate at each reporting period date. Negative goodwill arising on an acquisition is recognised directly in the income statement. On disposal of a subsidiary or a joint arrangement, the attributable amount of goodwill is included in the determination of the profit or loss recognised in the income statement on disposal. Finite lived intangible assets Intangible assets with finite lives are stated at acquisition or development cost, less accumulated amortisation. The amortisation period and method is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. Licence and spectrum fees Amortisation periods for licence and spectrum fees are determined primarily by reference to the unexpired licence period, the conditions for licence renewal and whether licences are dependent on specific technologies. Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives from the commencement of related network services. Computer software Computer software comprises software purchased from third parties as well as the cost of internally developed software. Computer software licences are capitalised on the basis of the costs incurred to acquire and bring into use the specific software. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and are probable of producing future economic benefits, are recognised as intangible assets. Direct costs of software development include employee costs and directly attributable overheads. Software integral to an item of hardware equipment is classified as property, plant and equipment. Costs associated with maintaining software programs are recognised as an expense when they are incurred. Amortisation is charged to the income statement on a straight-line basis over the estimated useful life from the date the software is available for use. Other intangible assets Other intangible assets, including brands and customer bases, are recorded at fair value at the date of acquisition. Amortisation is charged to the income statement, over the estimated useful lives of intangible assets from the date they are available for use, on a straight-line basis, with the exception of customer relationships which are amortised on a sum of digits basis. The amortisation basis adopted for each class of intangible asset reflects the Group’s consumption of the economic benefit from that asset. Estimated useful lives The estimated useful lives of finite lived intangible assets are as follows: – Licence and spectrum fees 3–25 years – Computer software 3–5 years – Brands 1–10 years – Customer bases 2–15 years 1 145 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 10. Intangible assets (continued) Licences and spectrum €m Computer software €m Goodwill €m Other €m Total €m Cost: 1 April 2017 90,221 30,775 16,962 7,430 145,388 Exchange movements (313) (855) (233) (72) (1,473) Arising on acquisition 5 – – – 5 Disposal of subsidiaries – (1,712) (222) – (1,934) Additions – 747 2,261 3 3,011 Disposals – (158) (1,381) (6) (1,545) Other – – 26 (10) 16 31 March 2018 89,913 28,797 17,413 7,345 143,468 Accumulated impairment losses and amortisation: 1 April 2017 63,413 16,954 12,148 6,653 99,168 Exchange movements (234) (398) (183) (65) (880) Disposal of subsidiaries – (779) (173) – (952) Amortisation charge for the year – 1,758 2,105 536 4,399 Disposals – (158) (1,357) (6) (1,521) Other – – 1 (4) (3) 31 March 2018 63,179 17,377 12,541 7,114 100,211 Net book value: 31 March 2018 26,734 11,420 4,872 231 43,257 For licences and spectrum and other intangible assets, amortisation is included within the cost of sales line within the consolidated income statement. The net book value and expiry dates of the most significant licences are as follows: 2019 €m 2018 €m Expiry dates The remaining amortisation period for each of the licences in the table above corresponds to the expiry date of the respective licence. A summary of the Group’s most significant spectrum licences can be found on pages 228 and 229. Germany 2020/2021/2025/2033 3,346 4,053 Italy2021/2029/2037 3,922 1,896 UK 2022/2023/2033/2038 2,320 2,316 31 March 2019 23,35312,6024,9777341,005 Exchange movements (239) (59)(70) (163)(531) Impairments 3,270–– –3,270 Amortisation charge for the year –1,6932,085 1633,941 Disposals –(7) (2,332) –(2,339) Other ––8 –8 31 March 2019 66,21019,00412,232 7,114104,560 Exchange movements (427)(193)(93) (173)(886) Arising on acquisition 77–10 895 Additions –3,0092,232 75,248 Disposals –(7) (2,348) –(2,355) Other ––(5) –(5) 31 March 2019 89,563 31,60617,209 7,187145,565 146 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information 11. Property, plant and equipment The Group makes significant investments in network equipment and infrastructure – the base stations and technology required to operate our networks – that form the majority of our tangible assets. All assets are depreciated over their useful economic lives. For further details on the estimation of useful economic lives, see “Critical accounting judgements and key sources of estimation uncertainty” in note 1 to the consolidated financial statements. Accounting policies Land and buildings held for use are stated in the statement of financial position at their cost, less any subsequent accumulated depreciation and any accumulated impairment losses. Amounts for equipment, fixtures and fittings, which includes network infrastructure assets are stated at cost less accumulated depreciation and any accumulated impairment losses. Assets in the course of construction are carried at cost, less any recognised impairment losses. Depreciation of these assets commences when the assets are ready for their intended use. The cost of property, plant and equipment includes directly attributable incremental costs incurred in their acquisition and installation. Depreciation is charged so as to write off the cost of assets, other than land, using the straight-line method, over their estimated useful lives, as follows: Land and buildings – Freehold buildings 25–50 years – Leasehold premises the term of the lease Equipment, fixtures and fittings – Network infrastructure and other 1–35 years Depreciation is not provided on freehold land. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease. The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between any sale proceeds and the carrying amount of the asset and is recognised in the income statement. 147 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 11. Property, plant and equipment (continued) Equipment, fixtures and fittings €m Land and buildings €m Total €m Cost: 1 April 2017 2,266 68,204 70,470 Exchange movements (38) (1,415) (1,453) Additions 88 4,969 5,057 Disposals (94) (2,720) (2,814) Disposal of subsidiaries – (552) (552) Other 3 46 49 31 March 2018 2,225 68,532 70,757 Accumulated depreciation and impairment: 1 April 2017 1,141 39,125 40,266 Exchange movements (17) (816) (833) Charge for the year 123 5,887 6,010 Disposals (83) (2,675) (2,758) Disposal of subsidiaries – (287) (287) Other 1 33 34 31 March 2018 1,165 41,267 42,432 Net book value: 31 March 2018 1,060 27,265 28,325 The net book value of land and buildings and equipment, fixtures and fittings includes €2 million and €760 million respectively (2018: €3 million and €681 million) in relation to assets held under finance leases. Included in the net book value of land and buildings and equipment, fixtures and fittings are assets in the course of construction, which are not depreciated, with a cost of €23 million and €1,344 million respectively (2018: €15 million and €1,224 million). 31 March 2019 1,01426,41827,432 Exchange movements –(126) (126) Charge for the year 1135,741 5,854 Disposals (28) (1,899) (1,927) Other 3(19) (16) 31 March 2019 1,25344,964 46,217 Exchange movements (11) (340) (351) Arising on acquisition –58 58 Additions 664,925 4,991 Disposals (28) (1,966) (1,994) Other 15173 188 31 March 2019 2,26771,382 73,649 148 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information 2. Investments in associates and joint arrangements The Group holds interests in an associate in Kenya, where we have significant influence, as well as in a number of joint arrangements in the UK, the Netherlands, India and Australia, where we share control with one or more third parties. For further details see “Critical accounting judgements and key sources of estimation uncertainty” in note 1 to the consolidated financial statements. Accounting policies Interests in joint arrangements A joint arrangement is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control; that is, when the relevant activities that significantly affect the investee’s returns require the unanimous consent of the parties sharing control. Joint arrangements are either joint operations or joint ventures. Gains or losses resulting from the contribution or sale of a subsidiary as part of the formation of a joint arrangement are recognised in respect of the Group’s entire equity holding in the subsidiary. Joint operations A joint operation is a joint arrangement whereby the parties that have joint control have the rights to the assets, and obligations for the liabilities, relating to the arrangement or that other facts and circumstances indicate that this is the case. The Group’s share of assets, liabilities, revenue, expenses and cash flows are combined with the equivalent items in the financial statements on a line-by-line basis. Any goodwill arising on the acquisition of the Group’s interest in a joint operation is accounted for in accordance with the Group’s accounting policy for goodwill arising on the acquisition of a subsidiary. Joint ventures A joint venture is a joint arrangement whereby the parties that have joint control have the rights to the net assets of the arrangement. At the date of acquisition, any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the joint venture is recognised as goodwill. The goodwill is included within the carrying amount of the investment. The results and assets and liabilities of joint ventures, other than those joint ventures or part thereof that are held for sale (see note 7), are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in joint ventures are carried in the consolidated statement of financial position at cost as adjusted for post-acquisition changes in the Group’s share of the net assets of the joint venture, less any impairment in the value of the investment. The Group’s share of post-tax profits or losses are recognised in the consolidated income statement. Losses of a joint venture in excess of the Group’s interest in that joint venture are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture. Associates An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint arrangement. Significant influence is the power to participate in the financial and operating policy decisions of the investee but where the Group does not have control or joint control over those policies. At the date of acquisition, any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate is recognised as goodwill. The goodwill is included within the carrying amount of the investment. The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated statement of financial position at cost as adjusted for post-acquisition changes in the Group’s share of the net assets of the associate, less any impairment in the value of the investment. The Group’s share of post-tax profits or losses are recognised in the consolidated income statement. Losses of an associate in excess of the Group’s interest in that associate are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. Joint operations The Company’s principal joint operation has share capital consisting solely of ordinary shares and is indirectly held, and principally operates in the UK. The financial and operating activities of the operation are jointly controlled by the participating shareholders and are primarily designed for all but an insignificant amount of the output to be consumed by the shareholders. Country of incorporation or registration Percentage1 shareholdings Name of joint operation Principal activity Cornerstone Telecommunications Infrastructure Limited Network infrastructure UK 50.0 Note: 1 Effective ownership percentages of Vodafone Group Plc at 31 March 2019 rounded to the nearest tenth of one percent. 1 149 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 12. Investments in associates and joint arrangements (continued) Joint ventures and associates 2019 €m 2018 €m Joint ventures The financial and operating activities of the Group’s joint ventures are jointly controlled by the participating shareholders. The participating shareholders have rights to the net assets of the joint ventures through their equity shareholdings. Unless otherwise stated, the Company’s principal joint ventures all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all joint ventures is also their principal place of operation. Country of incorporation or registration Percentage1 shareholdings Name of joint venture Principal activity Vodafone Idea Limited2, 3 Network operator India 45.2 VodafoneZiggo Group Holding B.V. Network operator Netherlands 50.0 Indus Towers Limited Network infrastructure India 42.0 Vodafone Hutchison Australia Pty Limited Network operator Australia 50.0 Notes: 1 Effective ownership percentages of Vodafone Group Plc at 31 March 2019 rounded to the nearest tenth of one percent. 2 At 31 March 2019 the fair value of Vodafone Idea Limited was INR 123 billion (€1,580 million) based on the quoted share price on the National Stock Exchange of India. 3 Vodafone Idea was formed on 31 August 2018 following the combination of Vodafone India Ltd with Idea Cellular Limited. The following table provides aggregated financial information for the Group’s joint ventures as it relates to the amounts recognised in the income statement, statement of comprehensive income and statement of financial position. (Loss)/profit from continuing operations Other comprehensive income Total comprehensive (expense)/income Investment in joint ventures 2019 €m 2018 €m 2017 €m 2019 €m 2018 €m 2017 €m 2019 €m 2018 €m 2017 €m 2019 €m 2018 €m 2017 €m Summarised financial information for each of the Group’s material joint ventures on a 100% ownership basis is set out below. Vodafone Idea Limited VodafoneZiggo Group Holding B.V. Vodafone Hutchison Australia Pty Limited Indus Towers Limited 2019 €m 2019 €m 2018 €m 2017 €m 2019 €m 2018 €m 2017 €m 2019 €m 2018 €m 2017 €m Income statement Revenue 3,379 3,868 3,9721,014 2,227 2,4772,379 2,290 2,5182,287 Operating expenses (2,999) (2,169) (2,285)(581) (1,438) (1,478) (1,402) (1,634) (1,745) (1,694) Depreciation and amortisation (1,364) (2,012) (2,232)(764) (305) (303)(407) (494) (483)(473) Other expense (253) – –– – –– – –– Operating (loss)/profit (1,237) (313) (545)(331) 484 696 570 162 290 120 Interest Income 56 – 623 11 1622 3 33 Interest expense (817) (602) (543)(117) (79) (74) (91) (240) (230)(240) (Loss)/profit before tax (1,998) (915) (1,082)(425) 416 638501 (75) 63(117) Income tax 1 437 287105 (238) (316)(267) – 1– (Loss)/profit from continuing operations (1,997) (478) (795)(320) 178 322234 (75) 64(117) Vodafone Idea Limited 1,392 –– (903) –– (1) –– (904) –– VodafoneZiggo Group Holding B.V. 1,842 2,1192,736 (239) (398)(160) 4 12 (235) (397)(158) Indus Towers Limited 601 8931,032 55 13598 – –– 55 13598 Vodafone Hutchison Australia Pty Limited (484) (979) (1,156) (23) 32(59) – –– (23) 32(59) Other 48 6477 (14) (15) (14) – –– (14) (15) (14) Total 3,399 2,0972,689 (1,124) (246)(135) 3 12 (1,121) (245)(133) Investment in joint ventures 3,399 2,097 Investment in associates 553 441 31 March 3,952 2,538 150 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Vodafone Idea Limited VodafoneZiggo Group Holding B.V. Vodafone Hutchison Australia Pty Limited Indus Towers Limited 2019 €m1 2019 €m 2018 €m 2019 €m 2018 €m 2019 €m 2018 €m Notes: 1 Includes certain amounts subject to an indemnification mechanism agreed as part of the formation of Vodafone Idea. See note 28 “Contingent liabilities and legal proceedings” for more detail. 2 Certain liabilities have been reclassified from trade and other payables to short-term borrowings. The Group has provided expanded financial information in respect of Vodafone Idea Limited and VodafoneZiggo Group Holding B.V.. Vodafone Idea Limited VodafoneZiggo Group Holding B.V. 2019 €m 2019 €m 2018 €m 2017 €m The Group received a dividend from Indus Towers Limited of €141 million in the year to 31 March 2019 (2018: €138 million; 2017: €126 million) and a dividend of €200 million from VodafoneZiggo Group Holding B.V. (2018: €220 million; 2017: €76 million). Statement of financial position Goodwill 82 7,373 7,373 Other intangible assets 14,503 5,357 6,492 Property, plant and equipment 6,571 4,709 4,803 Investment in associates and joint ventures 734 – – Deferred tax assets – – – Trade and other receivables 687 226 53 Non-current assets 22,577 17,665 18,721 Taxation recoverable 1,443 – – Trade and other receivables 1,366 544 368 Other Investments 866 – – Cash and cash equivalents 138 288 355 Other 1 43 50 Current Assets 3,814 875 773 Total Assets 26,391 18,540 19,494 Equity shareholders’ funds 3,696 3,684 4,238 Long-term borrowings 13,797 11,365 11,424 Deferred tax liabilities – 644 1,086 Trade and other payables 198 463 762 Provisions 1,111 17 31 Other 31 – – Non-current Liabilities 15,137 12,489 13,303 Short-term borrowings 4,289 1,272 822 Provisions 521 28 28 Trade and other payables 2,748 1,067 1,103 Current Liabilities 7,558 2,367 1,953 Total equity and liabilities 26,391 18,540 19,494 Statement of cash flows Cash flows from operating activities 378 1,561 1,638691 Cash flows from investing activities (637) (199) (367)(183) Cash flows from financing activities (342) (1,429) (1,189) (3,293) Net cash (outflow)/inflow (601) (67) 82(2,785) Cash and cash equivalents at beginning of the financial year – 355 273– Cash and cash equivalents on formation 716 – –3,042 Exchange gain 12 – –16 Cash and cash equivalents at the end of the financial year 127 288 355273 Statement of financial position Non-current assets 22,577 17,665 18,721 1,511 1,598 2,971 3,241 Current Assets 3,814 875 773 749 520 334 194 Total Assets 26,391 18,540 19,494 2,260 2,118 3,305 3,435 Equity shareholders’ funds 3,696 3,684 4,238 699 828 (2,144) (2,168) Non-current Liabilities 15,137 12,489 13,303 465 476 4,590 4,478 Current Liabilities 7,558 2,367 1,953 1,096 814 859 1,125 Cash and cash equivalents within current assets 138 288 355 42 15 243 104 Non-current liabilities excluding trade and other payables and provisions (13,828) (12,009) (12,510) (133) (136) (4,580) (4,453) Current liabilities excluding trade and other payables and provisions (4,289) (1,272) (822)2 (590) (396) (203) (464) 151 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 12. Investments in associates and joint arrangements (continued) Reconciliation of summarised financial information The reconciliation of summarised financial information presented to the carrying amount of our interest in joint ventures is set out below: Vodafone Idea Limited VodafoneZiggo Group Holding B.V. Vodafone Hutchison Australia Pty Limited Indus Towers Limited 2019 €m 2019 €m 2018 €m 2017 €m 2019 €m 2018 €m 2017 €m 2019 €m 2018 €m 2017 €m Note: 1 The Group’s effective ownership percentage of Vodafone Idea Limited, VodafoneZiggo Group Holding B.V., Indus Towers Limited and Vodafone Hutchison Australia Pty Limited are 45.2%, 50%, 42% and 50%, respectively, rounded to the nearest tenth of one percent. Associates Unless otherwise stated, the Company’s principal associates all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all associates is also their principal place of operation. Country of incorporation or registration Percentage1 shareholdings Name of associate Principal activity Safaricom Limited2,3 Network operator Kenya 40.0 Notes: 1 Effective ownership percentages of Vodafone Group Plc at 31 March 2019 rounded to the nearest tenth of one percent. 2 The Group also holds two non-voting shares. 3 At 31 March 2019 the fair value of Safaricom Limited was KES 441 billion (€3,898 million) based on the closing quoted share price on the Nairobi Stock Exchange. The following table provides aggregated financial information for the Group’s associates as it relates to the amounts recognised in the income statement, statement of comprehensive income and consolidated statement of financial position. Investment in associates Profit from continuing operations Other comprehensive expense Total comprehensive income 2019 €m 2018 €m 2019 €m 2018 €m 2019 €m 2018 €m 2019 €m 2018 €m Vodacom and Safaricom On 15 May 2017, the Group announced that its wholly-owned subsidiary, Vodafone International Holdings B.V. (‘VIHBV’), had agreed to transfer part of its indirect shareholding in Safaricom Limited (‘Safaricom’) to Vodacom Group Limited (‘Vodacom’), its sub-Saharan African subsidiary. On 18 July 2017, Vodacom shareholders voted in favour of the transaction. The transaction completed on 7 August 2017, with the Group being issued with 233.5 million new shares in Vodacom, increasing Vodafone Group’s shareholding in Vodacom from 65.0% to 69.7%. Vodafone retains an indirect stake of 5% in Safaricom. On 5 September 2017, the Group announced that VIHBV intended to sell approximately 90 million ordinary shares in Vodacom (the ‘Placing Shares’) to institutional investors by way of an accelerated bookbuild process (the ‘Placing’). The Placing Shares represented 5.2% of Vodacom’s ordinary share capital. The objective of the Placing was to ensure that Vodacom meets the free float requirement and to restore Vodafone’s shareholding in Vodacom to a percentage that is broadly similar to that which it held prior to implementation of the Safaricom Transaction. It was further announced on 6 September 2017 that VIHBV had sold an aggregate of 90 million ordinary shares in Vodacom raising gross proceeds of approximately €955 million. Following the completion of the Placing, Vodafone Group indirectly owns 64.5% of Vodacom’s ordinary share capital. Total 553 441 216 187 – – 216 187 Equity shareholders’ funds 3,696 3,684 4,238 699 828 (2,144) (2,168) Interest in joint ventures1 1,671 1,842 2,119 294 348 (1,072) (1,084) Impairment (279) – – – – – – Goodwill – – – 564 545 106 105 Investment proportion not recognised as it is held for sale – – – (257) – 482 – Carrying value 1,392 1,842 2,119 601 893 (484) (979) (Loss)/profit from continuing operations (1,997) (478) (795)(320) 178 322234 (75) 64(117) Share of (loss)/profit1 (903) (239) (398)(160) 75 13598 (38) 32(59) (Loss)/profit proportion not recognised as it is held for sale – – –– (20) –– 15 –– Share of (loss)/profit (903) (239) (398)(160) 55 13598 (23) 32(59) 152 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information 13. Other investments The Group holds a number of other listed and unlisted investments, mainly comprising managed funds, loan notes, deposits and government bonds. Accounting policies Other investments comprising debt and equity instruments are recognised and derecognised on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, including transaction costs. Debt securities that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost using the effective interest method, less any impairment. Debt securities that do not meet the criteria for amortised cost are measured at fair value through profit and loss. Equity securities are classified and measured at fair value through other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following derecognition of the investment. See note 1 “Basis of preparation” for previous measurement categories applicable to the comparative balances at 31 March 2018. 2019 €m 2018 €m Debt securities include loan notes of US$nil (2018: US$2.5 billion (€2.0 billion) issued by Verizon Communications Inc. as part of the Group’s disposal of its interest in Verizon Wireless all of which is recorded within non-current assets and €0.8 billion (2018: €0.9 billion) issued by VodafoneZiggo Holding B.V. Current other investments comprise the following: 2019 €m 2018 €m The Group invests surplus cash positions across a portfolio of short-term investments to manage liquidity and credit risk whilst achieving suitable returns. These assets do not meet the definition of cash and cash equivalents, but are included in the Group’s net debt based on their liquidity. Bonds and debt securities includes €955 million (2018: €862 million) of highly liquid German and €941 million (2018: €nil) Japanese government securities; €1,115 million (2018: €1,112 million) of UK government bonds and €1,184 million (2018: 830 million) of other assets both paid as collateral on derivative financial instruments6. Managed investment funds include €5,513 million (2018: €3,087 million) in managed investment funds with liquidity of up to 90 days and €892 million (2018: €804 million) invested in a fund whose underlying securities are supply chain receivables from a diverse range of corporate organisations of which Vodafone is a minority constituent. Other investments are excluded from net debt based on their liquidity and primarily consist of restricted debt securities including amounts held in qualifying assets by Group insurance companies to meet regulatory requirements. Notes: 1 Items are measured at fair value and the valuation basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Items are measured at amortised cost and the carrying amount approximates fair value. €1,184 million (2018: €830 million) is measured at amortised cost and remaining items are measured at fair value. For €3,011 million (2018: €1,974 million) the valuation basis is level 1 classification, which comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets for identical assets or liabilities. The remaining balance is level 2 classification. Items measured at fair value and the valuation basis is level 2 classification. €1,097 million (2018: €487 million) is measured at fair value and the valuation basis is level 1. The remaining items are measured at amortised cost and the carrying amount approximates fair value. Returns earned on pledged collateral are retained by the Group. 2 3 4 5 6 Included within current assets: Short-term investments: Bonds and debt securities3 4,690 2,979 Managed investment funds4 6,405 3,891 11,095 6,870 Other investments5 1,917 1,925 13,012 8,795 Included within non-current assets: Equity securities1 48 47 Debt securities2 822 3,157 870 3,204 153 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 14. Trade and other receivables Trade and other receivables mainly consist of amounts owed to us by customers and amounts that we pay to our suppliers in advance. Derivative financial instruments with a positive market value are reported within this note as are contract assets, which represent an asset for accrued revenue in respect of goods or services delivered to customers for which a trade receivable does not yet exist. Accounting policies Trade receivables represent amounts owed by customers where the right to payment is conditional only on the passage of time. Trade receivables that are recovered in instalments from customers over an extended period are discounted at market rates and interest revenue is accredited over the expected repayment period. Other trade receivables do not carry any interest and are stated at their nominal value. When the Group establishes a practice of selling portfolios of receivables from time to time these portfolios are recorded at fair value through other comprehensive income; all other trade receivables are recorded at amortised cost. The carrying value of all trade receivables, contract assets and finance lease receivables recorded at amortised cost is reduced by allowances for lifetime estimated credit losses. Estimated future credit losses are first recorded on the initial recognition of a receivable and are based on the ageing of the receivable balances, historical experience and forward looking considerations. Individual balances are written off when management deems them not to be collectible. 2019 €m 2018 €m Notes: 1 Previously described as accrued income in the year ended 31 March 2018. 2 Items are measured at fair value and the valuation basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. The Group’s trade receivables and contract assets are classified at amortised cost unless stated otherwise and are measured after allowances for future expected credit losses, see note 21 “Capital and financial risk management” for more information on credit risk. The carrying amounts of trade and other receivables, which are measured at amortised cost, approximate their fair value and are predominantly non-interest bearing. The Group’s contract-related costs comprise €1,433 million relating to costs incurred to obtain customer contracts and €74 million relating to costs incurred to fulfil customer contracts; an amortisation and impairment expense of €1,506 million was recognised in operating profit during the year. In January and February 2019 €57 million and €70 million, respectively, of trade receivables were reclassified from amortised cost to fair value through other comprehensive income following changes to the Group’s business model under which the balances may be sold to a third party. The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest rates and foreign currency rates prevailing at 31 March. Included within non-current assets: Trade receivables 197 435 Trade receivables held at fair value through other comprehensive income 179 – Contract assets1 531 350 Contract-related costs 375 – Amounts owed by associates and joint ventures 1 1 Other receivables 77 194 Prepayments 371 597 Derivative financial instruments2 3,439 2,449 5,170 4,026 Included within current assets: Trade receivables 4,088 4,967 Trade receivables held at fair value through other comprehensive income 613 – Contract assets1 3,671 2,257 Contract-related costs 1,132 – Amounts owed by associates and joint ventures 388 524 Other receivables 876 895 Prepayments 1,227 1,152 Derivative financial instruments2 195 180 12,190 9,975 154 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information 15. Trade and other payables Trade and other payables mainly consist of amounts owed to suppliers that have been invoiced or are accrued and contract liabilities relating to consideration received from customers in advance. They also include taxes and social security amounts due in relation to the Group’s role as an employer. Derivative financial instruments with a negative market value are reported within this note. Accounting policies Trade payables are not interest-bearing and are stated at their nominal value. 2019 €m 2018 €m Notes: 1 2 Previously described as deferred income in the year ended 31 March 2018. Items are measured at fair value and the valuation basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Includes €823 million (2018: €nil) payable in relation to the irrevocable and non-discretionary share buyback programme announced in January 2019. 3 The carrying amounts of trade and other payables approximate their fair value. Materially all of the €1,716 million recorded as current contract liabilities at 1 April 2018 was recognised as revenue during the year. Other payables included within non-current liabilities include €288 million (2018: €271 million) in respect of the re-insurance of a third party annuity policy related to the Vodafone and CWW Sections of the Vodafone UK Group Pension Scheme. The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest rates and foreign currency rates prevailing at 31 March. Included within non-current liabilities: Other payables 327 314 Accruals 113 159 Contract liabilities1 574 237 Derivative financial instruments2 1,924 2,133 2,938 2,843 Included within current liabilities: Trade payables 6,541 6,185 Amounts owed to associates and joint ventures 26 27 Other taxes and social security payable 1,218 1,177 Other payables3 1,410 1,346 Accruals 6,120 5,579 Contract liabilities1 1,818 1,678 Derivative financial instruments2 520 250 17,653 16,242 155 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 16. Provisions A provision is a liability recorded in the statement of financial position, where there is uncertainty over the timing or amount that will be paid, and is therefore often estimated. The main provisions we hold are in relation to asset retirement obligations, which include the cost of returning network infrastructure sites to their original condition at the end of the lease, and claims for legal and regulatory matters. Accounting policies Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at the Directors’ best estimate of the expenditure required to settle the obligation at the reporting date and are discounted to present value where the effect is material. Where the timing of settlement is uncertain amounts are classified as non-current where settlement is expected more than 12 months from the reporting date. Asset retirement obligations In the course of the Group’s activities, a number of sites and other assets are utilised which are expected to have costs associated with decommissioning. The associated cash outflows are substantially expected to occur at the dates of exit of the assets to which they relate, which are long term in nature. Legal and regulatory The Group is involved in a number of legal and other disputes, including notifications of possible claims. The Directors of the Company, after taking legal advice, have established provisions after taking into account the facts of each case. For a discussion of certain legal issues potentially affecting the Group see note 28 “Contingent liabilities and legal proceedings” to the consolidated financial statements. Other provisions Other provisions comprises various amounts including those for restructuring costs and unutilised property. The associated cash outflows for restructuring costs are primarily less than one year. The timing of the cash flows associated with property is dependent upon the remaining term of the associated lease. Asset retirement obligations €m Legal and regulatory €m Other1 €m Total €m 31 March 2017 606 634 939 2,179 Disposal of subsidiaries (14) (3) – (17) Exchange movements (13) (21) (4) (38) Amounts capitalised in the year 59 – – 59 Amounts charged to the income statement – 140 325 465 Utilised in the year - payments (33) (57) (324) (414) Amounts released to the income statement (22) (171) (85) (278) 31 March 2018 583 522 851 1,956 Note: 1 Other includes restructuring provisions of €499 million (2018: €240 million). Provisions have been analysed between current and non-current as follows: 31 March 2019 Asset retirement obligations €m Legal and regulatory €m Other €m Total €m 31 March 2018 Asset retirement obligations €m Legal and regulatory €m Other €m Total €m Current liabilities 17 280 594 891 Non-current liabilities 566 242 257 1,065 583 522 851 1,956 Current liabilities 28 2748581,160 Non-current liabilities 729 2332801,242 757 5071,1382,402 Exchange movements (4) (5) 5(4) Amounts capitalised in the year 210 –– 210 Amounts charged to the income statement – 91643 734 Utilised in the year - payments (32) (53) (253) (338) Amounts released to the income statement – (48) (108) (156) 31 March 2019 757 5071,138 2,402 156 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information 17. Called up share capital Called up share capital is the number of shares in issue at their par value. A number of shares were allotted during the year in relation to employee share schemes. Accounting policies Equity instruments issued by the Group are recorded at the amount of the proceeds received, net of direct issuance costs. 2019 2018 Number €m Number €m Notes: 1 At 31 March 2019 the Group held 1,584,882,610 (2018: 2,139,038,029) treasury shares with a nominal value of €264 million (2018: €356 million). The market value of shares held was €2,566 million (2018: €4,738 million). During the year, 45,657,750 (2018: 53,026,317) treasury shares were reissued under Group share schemes. On 25 August 2017, 729,077,001 treasury shares were issued in settlement of tranche 1 of a maturing subordinated mandatory convertible bond issued on 19 February 2016. On 25 February 2019, 799,067,749 treasury shares were issued in settlement of tranche 2 of the maturing subordinated mandatory convertible bond. On 5 March 2019 the Group announced the placing of subordinated mandatory convertible bonds totalling £1.72 billion with a 2 year maturity date in 2021 and £1.72 billion with a 3 year maturity date due in 2022. The bonds are convertible into a total of 2,547,204,739 ordinary shares with a conversion price of £1.3505 per share. Represents US share awards and option scheme awards. 2 3 18. Reconciliation of net cash flow from operating activities The table below shows how our (loss)/profit for the year from continuing operations translates into cash flows generated from our operating activities. 2019 €m 2018 €m 2017 €m Notes (Loss)/profit for the financial year (7,644) 2,788(6,079) Loss from discontinued operations7 3,535 1,9694,107 (Loss)/profit for the financial year from continuing operations (4,109) 4,757(1,972) Non-operating expense 7 321 Investment income (433) (685)(474) Financing costs 2,088 1,0741,406 Income tax expense/(credit)6 1,496 (879) 4,764 Operating (loss)/profit (951) 4,2993,725 Adjustments for: Share-based payments and other non-cash charges 147 12895 Depreciation and amortisation10, 11 9,795 10,40911,086 Loss on disposal of property, plant and equipment and intangible assets3 33 3622 Share of result of equity accounted associates and joint ventures 908 59(47) Impairment losses4 3,525 –– Other expense/(income) 148 (213)(1,052) (Increase)/decrease in inventory (131) (26) 117 (Increase)/decrease in trade and other receivables14 (31) (1,118)308 Increase/(decrease) in trade and other payables15 739 286(473) Cash generated by operations 14,182 13,86013,781 Net tax paid (1,131) (1,118)(761) Cash flows from discontinued operations (71) 8581,203 Net cash flow from operating activities 12,980 13,60014,223 Ordinary shares of 2020 21 US cents each allotted, issued and fully paid:1, 2 1 April 28,814,803,3084,796 28,814,142,8484,796 Allotted during the year3 454,870– 660,460– 31 March 28,815,258,1784,796 28,814,803,3084,796 157 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 19. Cash and cash equivalents The majority of the Group’s cash is held in bank deposits or money market funds which have a maturity of three months or less to enable us to meet our short-term liquidity requirements. Accounting policies Cash and cash equivalents comprise cash in hand and call deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Assets in money market funds, whose contractual cash flows do not represent solely payments of interest and principal, are measured at fair value with gains and losses arising from changes in fair value included in net profit or loss for the period. All other cash and cash equivalents are measured at amortised cost. 2019 €m 2018 €m Note: 1 Items are measured at fair value and the valuation basis is level 1 classification, which comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets. The carrying amount of balances at amortised cost approximates their fair value. Cash and cash equivalents of €1,381 million (2018: €1,449 million) are held in countries with restrictions on remittances but where the balances could be used to repay subsidiaries’ third party liabilities. Cash at bank and in hand 2,434 2,197 Repurchase agreements and bank deposits 2,196 – Money market funds1 9,007 2,477 Cash and cash equivalents as presented in the statement of financial position 13,637 4,674 Bank overdrafts (32) (7) Cash and cash equivalents of discontinued operations – 727 Cash and cash equivalents as presented in the statement of cash flows 13,605 5,394 158 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information 20. Borrowings and capital resources The Group’s sources of borrowing for funding and liquidity purposes come from a range of committed bank facilities and through short-term and long-term issuances in the capital markets including bond and commercial paper issues and bank loans. We manage the basis on which we incur interest on debt between fixed interest rates and floating interest rates depending on market conditions using interest rate derivatives. The Group enters into foreign exchange contracts to mitigate the impact of exchange rate movements on certain monetary items. This section includes an analysis of net debt, which is used to manage capital. Accounting policies Interest-bearing loans and overdrafts are initially measured at fair value (which is equal to cost at inception), and are subsequently measured at amortised cost, using the effective interest rate method. Where they are identified as a hedged item in a designated fair value hedge relationship, fair value adjustments are recognised in accordance with policy (see note 21 “Capital and financial risk management”). Any difference between the proceeds net of transaction costs and the amount due on settlement or redemption of borrowings is recognised over the term of the borrowing. Where bonds issued with certain conversion rights are identified as compound instruments they are initially measured at fair value with the nominal amounts recognised as a component in equity and the fair value of future coupons included in borrowings. These are subsequently measured at amortised cost using the effective interest rate method. Net debt At 31 March 2019 net debt represented 58% of our market capitalisation (2018: 46%). Average net debt at month end accounting dates over the 12-month period ended 31 March 2019 was €30.9 billion and ranged between net debt of €27.0 billion and €34.1 billion. Our consolidated net debt position at 31 March was as follows: Restated1 2018 €m 2019 €m Notes: 1 Liabilities for payments due to holders of the equity shares in Kabel Deutschland AG under the terms of a domination and profit and loss transfer agreement are now separately disclosed in the consolidated statement of financial position and are no longer presented within short-term borrowings; gross short-term borrowings at 31 March 2018 have therefore been revised to exclude €1,838 million in respect of such liabilities. 2 At 31 March 2019 the amount includes €2,011 million (2018: €1,070 million) in relation to cash received under collateral support agreements. 3 Includes €1,919 million (2018: €nil) of spectrum licence payables following the completion of recent auctions in Italy and Spain. The fair value of the Group’s financial assets and financial liabilities held at amortised cost approximate to fair value with the exception of long-term bonds with a carrying value of €44,439 million (2018: €30,473 million) and a fair value of €43,616 million (2018: €29,724 million). Fair value is based on level 1 of the fair value hierarchy using quoted market prices. Short-term borrowings Bonds (53) (3,477) Commercial paper (873) (2,712) Bank loans (1,220) (1,159) Other short-term borrowings2 (2,124) (1,165) (4,270) (8,513) Long-term borrowings Bonds (44,439) (30,473) Bank loans (1,780) (2,157) Other long-term borrowings3 (2,466) (278) (48,685) (32,908) Cash and cash equivalents 13,637 4,674 Other financial instruments Derivative financial instruments included in trade and other receivables (note 14) 3,634 2,629 Derivative financial instruments included in trade and other payables (note 15) (2,444) (2,383) Short-term investments (note 13) 11,095 6,870 12,285 7,116 Net debt (27,033) (29,631) 159 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 20. Borrowings and capital resources (continued) At 31 March 2019 we had €13,637 million of cash and cash equivalents which are held in accordance with the counterparty and settlement risk limits of the Board approved treasury policy. The main forms of liquid investment at 31 March 2019 were managed investment funds, money market funds, government bonds and bank deposits. The cash received from collateral support agreements mainly reflects the value of our interest rate swap and cross-currency interest rate swap portfolios which are substantially net present value positive. See note 21 “Capital and financial risk management” for further details on these agreements. The Group’s gross and net debt includes certain bonds which have been designated in hedge relationships, which are carried at €1.6 billion higher than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than euros, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps are not reflected in gross debt and would decrease the euro equivalent redemption value of the bonds by €1.0 billion. Commercial paper programmes We currently have US and euro commercial paper programmes of US$15 billion and £8 billion respectively which are available to be used to meet short-term liquidity requirements. At 31 March 2019 €873 million were drawn under the euro commercial paper programme. The US commercial paper programme remained undrawn. The commercial paper facilities were supported by US$4.2 billion (€3.7 billion) and €3.9 billion of syndicated committed bank facilities. No amounts had been drawn under these facilities. Bonds We have a €30 billion euro medium-term note programme and a US shelf programme which are used to meet medium to long-term funding requirements. At 31 March 2019 the total amounts in issue under these programmes split by currency were US$20.9 billion, €18.3 billion, £3.4 billion, AUD1.2 billion, HKD2.1 billion, NOK2.2 billion, CHF0.7 billion and JPY10 billion. At 31 March 2019 the Group had bonds outstanding with a nominal value equivalent to €43 billion. During the year ended 31 March 2019 bonds with a nominal value equivalent of €10.2 billion were issued under the US shelf programme and €4.2 billion were issued under stand-alone documentation. Bonds mature between 2020 and 2056 (2018: 2018 and 2056) and have interest rates between 0.0% and 7.875% (2018: 0.0% and 8.125%). Mandatory convertible bonds On 25 February 2016 the Group issued £2.9 billion of subordinated mandatory convertible bonds (‘MCBs’) issued in two tranches with the first £1.4 billion having matured and converted to 729.1 million shares on 25 August 2017 at a conversion price of £1.9751. The second tranche matured on 25 February 2019 and converted to 799.1 million Vodafone Group Plc shares at a conversion price of £1.8021. On 12 March 2019 the Group issued £3.4 billion of subordinated mandatory convertible bonds (‘MCBs’) split into two equal tranches of £1.7 billion, the first maturing on 12 March 2021 and the second on 12 March 2022 with coupons of 1.2% and 1.5% respectively. These were recognised as compound instruments with nominal values of £3.4 billion (€3.8 billion) recognised as a component of shareholders’ funds in equity and the fair value of future coupons £0.1 billion (€0.1 billion) recognised as a financial liability in borrowings. The conversion price on issue of the bonds was £1.3505. The Group’s strategy is to hedge the equity risk associated with the MCB issuance to any future movement in its share price by an option strategy designed to hedge the economic impact of share price movements during the term of the bonds. Should the Group decide to buy back ordinary shares to mitigate dilution resulting from the conversion the hedging strategy will provide a hedge for the repurchase price. Treasury shares The Group held a maximum of 2,139,038,029 of its own shares during the year which represented 7.4% of issued share capital at that time. Dividends from associates and to non-controlling shareholders Dividends from our associates are generally paid at the discretion of the Board of Directors or shareholders of the individual operating and holding companies, and we have no rights to receive dividends except where specified within certain of the Group’s shareholders’ agreements. Similarly, other than ongoing dividend obligations to the Kabel Deutschland A.G. minority shareholders, should they continue to hold their minority stake, we do not have existing obligations under shareholders’ agreements to pay dividends to non-controlling interest partners of our subsidiaries or joint ventures. The amount of dividends received and paid in the year are disclosed in the consolidated statement of cash flows. Potential cash outflows from option agreements and similar arrangements Put options issued as part of the hedging strategy for the MCBs permit the holders to exercise against the Group at maturity of the option if there is a decrease in our share price. Under the terms of the options, settlement must be made in cash which will equate to the reduced value of shares from the initial conversion price, adjusted for dividends declared, on 3,055 million shares. 160 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Sale of trade receivables During the year, the Group sold certain trade receivables to a financial institution. Whilst there are no repurchase obligations in respect of these receivables, the Group provided a credit guarantee which would only become payable if default rates were significantly higher than historical rates. The credit guarantee is not considered substantive and substantially all risks and rewards associated with the receivables passed to the purchaser at the date of sale, therefore the receivables were derecognised. The maximum payable under the guarantees at 31 March 2019 was €757 million (2018: €506 million). No provision has been made in respect of these guarantees as the likelihood of a cash outflow has been assessed as remote. Supplier Financing arrangements The Group offers suppliers the opportunity to use supply chain financing (‘SCF’). SCF allows suppliers that decide to use it to receive funding earlier than the invoice due date. At 31 March 2019, the financial institutions which run the SCF programmes had purchased €2.5 billion (2018: €2.3 billion) of supplier invoices, principally from larger suppliers. The Group does not provide any financial guarantees to the financial institutions under this programme and continues to cash settle supplier payables in accordance with their contractual terms. As such, the programme does not change the Group’s net debt, trade payable balances or cash flows. The Group evaluates supplier arrangements against a number of indicators to assess if the payable continues to hold the characteristics of a trade payable or should be classified as borrowings; these indicators include whether the payment terms exceed customary payment terms in the industry or 180 days. At 31 March 2019, none of the payables subject to supplier financing arrangements met the criteria to be reclassified as borrowings. 161 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 21. Capital and financial risk management This note details the treasury management and financial risk management objectives and policies, as well as the exposure and sensitivity of the Group to credit, liquidity, interest and foreign exchange risk, and the policies in place to monitor and manage these risks. Accounting policies Financial instruments Financial assets and financial liabilities, in respect of financial instruments, are recognised on the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument. Financial liabilities and equity instruments Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that provides a residual interest in the assets of the Group after deducting all of its liabilities and includes no obligation to deliver cash or other financial assets. The accounting policies adopted for specific financial liabilities and equity instruments are set out below. Financial liabilities under put option arrangements The Group has an obligation to pay a fixed rate of return to minority equity shareholders in the Group’s subsidiary Kabel Deutschland AG, under the terms of a court imposed domination and profit and loss transfer agreement. This agreement also provides the minority shareholders the option to put their shareholding to Vodafone at a fixed price per share. The obligation to purchase the shares has been recognised as a financial liability and no non-controlling interests are recognised in respect of minority shareholders. Interest costs are accrued at the agreed rate of return and recognised in financing costs Derivative financial instruments and hedge accounting The Group’s activities expose it to the financial risks of changes in foreign exchange rates and interest rates which it manages using derivative financial instruments. The use of financial derivatives is governed by the Group’s policies approved by the Board of Directors, which provide written principles on the use of financial derivatives consistent with the Group’s risk management strategy. The Group does not use derivative financial instruments for speculative purposes. The Group designates certain derivatives as: – hedges of the change of fair value of recognised assets and liabilities (‘fair value hedges’); or – hedges of highly probable forecast transactions or hedges of foreign currency or interest rate risks of firm commitments (‘cash flow hedges’); or – hedges of net investments in foreign operations. Derivative financial instruments are initially measured at fair value on the contract date and are subsequently re-measured to fair value at each reporting date. Changes in values of all derivatives of a financing nature are included within investment income and financing costs in the income statement unless designated in an effective cash flow hedge relationship or a hedge of a net investment in foreign operations when the effective portion of changes in value are deferred to other comprehensive income. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. For fair value hedges, the carrying value of the hedged item is also adjusted for changes in fair value for the hedged risk, with gains and losses recognised in the income statement for the period. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. When hedge accounting is discontinued, any gain or loss recognised in other comprehensive income at that time remains in equity and is recognised in the income statement when the hedged transaction is ultimately recognised in the income statement. For cash flow hedges, when the hedged item is recognised in the income statement, amounts previously recognised in other comprehensive income and accumulated in equity for the hedging instrument are reclassified to the income statement. However, when the hedged transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognised in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability. If a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognised immediately in the income statement. For net investment hedges, gains and losses accumulated in other comprehensive income are included in the income statement when the foreign operation is disposed of. 162 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Capital management The following table summarises the capital of the Group at 31 March: 2019 €m 2018 €m Note: 1 Financial liabilities under put option arrangements comprise liabilities for payments due to holders of the equity shares in Kabel Deutschland AG under the terms of a domination and profit and loss transfer agreement; the amounts at 31 March 2018 were previously presented within short-term borrowings. The Group’s policy is to borrow centrally using a mixture of long-term and short-term capital market issues and borrowing facilities to meet anticipated funding requirements. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries. The Board has approved three internal debt protection ratios being: net interest to operating cash flow (plus dividends from associates); retained cash flow (operating cash flow plus dividends from associates less interest, tax, dividends to non-controlling shareholders and equity dividends) to net debt; and operating cash flow (plus dividends from associates) to net debt. These internal ratios establish levels of debt that the Group should not exceed other than for relatively short periods of time and are shared with the Group’s debt rating agencies being Moody’s, Fitch Ratings and Standard & Poor’s. Financial risk management The Group’s treasury function centrally manages the Group’s funding requirement, net foreign exchange exposure, interest rate management exposures and counterparty risk arising from investments and derivatives. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by the Board, most recently in July 2018. A treasury risk committee comprising of the Group’s Chief Financial Officer, Group General Counsel and Company Secretary, Group Financial Controller, Group Treasury Director and Group Director of Financial Controlling and Operations meets three times a year to review treasury activities and its members receive management information relating to treasury activities on a quarterly basis. The Group’s accounting function, which does not report to the Group Treasury Director, provides regular update reports of treasury activity to the Board. The Group’s internal auditor reviews the internal control environment regularly. The Group uses a number of derivative instruments for currency and interest rate risk management purposes only that are transacted by specialist treasury personnel. The Group mitigates banking sector credit risk by the use of collateral support agreements. Credit risk Credit risk is the risk that a counterparty will not meet its obligations under a financial asset leading to a financial loss for the Group. The Group is exposed to credit risk from its operating activities and from its financing activities, the Group considers its maximum exposure to credit risk at 31 March to be: 2019 €m 2018 €m Expected credit loss The Group has financial assets classified and measured at amortised cost and fair value through other comprehensive income that are subject to the expected credit loss model requirements of IFRS 9. Cash at bank and in hand and certain other investments are both classified and measured at amortised cost and subject to these impairment requirements. However, the identified expected credit loss is considered to be immaterial. Information about expected credit losses for trade receivables and contract assets can be found under “operating activities” on page 164. Cash at bank and in hand 2,434 2,197 Repurchase agreements and bank deposits 2,196 – Money market funds 9,007 2,477 Managed investment funds 6,405 3,891 Government securities 3,011 1,974 Other investments 4,418 6,087 Derivative financial instruments 3,634 2,629 Trade receivables 5,077 5,402 Contract assets and other receivables 5,155 3,410 41,337 28,067 Net debt 27,033 29,631 Financial liabilities under put option arrangements1 1,844 1,838 Equity 63,445 68,607 Capital 92,322 100,076 163 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 21. Capital and financial risk management (continued) Financing activities The Group invests in UK, German and Japanese government securities on the basis they generate a fixed rate of return and are amongst the most creditworthy of investments available. Money market investments are made in accordance with established internal treasury policies which dictate that an investment’s long-term credit rating is no lower than mid BBB. Additionally, the Group invests in AAA unsecured money market mutual funds where the investment is limited to 10% of each fund. The Group has four managed investment funds with maturities of less than 90 days. These funds hold fixed income euro, sterling and dollar securities with an average credit quality of high double A. The Group also invests in a fund where the underlying assets are supply chain receivables, the creditworthiness of which are enhanced by an insurance wrapper as provided by established insurance companies with a long-term credit rating of at least A-. In respect of financial instruments used by the Group’s treasury function, the aggregate credit risk the Group may have with one counterparty is limited by (i) reference to the long-term credit ratings assigned for that counterparty by Moody’s, Fitch Ratings and Standard & Poor’s; (ii) that counterparty’s five year credit default swap (‘CDS’) spread; and (iii) the sovereign credit rating of that counterparty’s principal operating jurisdiction. Furthermore, collateral support agreements reduce the Group’s exposure to counterparties who must post cash collateral when there is value due to the Group under outstanding derivative contracts that exceeds a contractually agreed threshold amount. When value is due to the counterparty the Group is required to post collateral on identical terms. Such cash collateral is adjusted daily as necessary. In the event of any default, ownership of the cash collateral would revert to the respective holder at that point. Detailed below is the value of the cash collateral, which is reported within short-term borrowings, held by the Group at 31 March: 2019 €m 2018 €m As discussed in note 28 “Contingent liabilities and legal proceedings”, the Group has covenanted to provide security in favour of the trustee of the Vodafone Group UK Pension Scheme in respect of the funding deficit in the scheme. The Group has also pledged cash and debt securities as collateral against derivative financial instruments as disclosed in note 13 “Other investments”. Operating activities Customer credit risk is managed by the Group’s business units which each have policies, procedures and controls relating to customer credit risk management. Outstanding trade receivables and contract assets are regularly reviewed to monitor any changes in credit risk with concentrations of credit risk considered to be limited given that the Group’s customer base is large and unrelated. The Group applies the simplified approach and records lifetime expected credit losses for trade receivables and contract assets. Expected credit losses are measured using historical cash collection data for periods of at least 24 months wherever possible and grouped into various customer segments based on product or customer type. The historical loss rates are adjusted where macroeconomic factors, for example changes in interest rates or unemployment rates, or other commercial factors are expected to have a significant impact when determining future expected credit loss rates. For trade receivables the expected credit loss provision is calculated using a provision matrix, in which the provision increases as balances age, and for receivables paid in instalments and contract assets a weighted loss rate is calculated to reflect the period over which the amounts become due for payment by the customer. Trade receivables and contract assets are written off when each business unit determines there to be no reasonable expectation of recovery and enforcement activity has ceased. Movements in the allowance for expected credit losses during the year were as follows: Trade receivables held at fair value through other comprehensive income Trade receivables held at amortised cost Contract assets 2019 €m 2018 €m 2019 €m 2018 €m 2019 €m 20181 €m Note: 1 Trade receivables were all held at amortised cost in the year to 31 March 2018 in accordance with IAS 39. Expected credit losses are presented as net impairment losses within operating profit and subsequent recoveries of amounts previously written off are credited against the same line item. 31 March as previously reported – – 1,249 1,418 – – Impact of adoption of IFRS 15 78 – – – – Impact of adoption of IFRS 9 56 – 185 – 23 – 1 April 134 – 1,434 1,418 23 – Exchange movements 1 – (19) (78) – – Amounts charged to administrative expenses 54 – 504 528 17 – Other (60) – (572) (619) – – 31 March 129 – 1,347 1,249 40 – Cash collateral 2,011 1,070 164 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information The majority of the Group’s trade receivables are due for maturity within 90 days and largely comprise amounts receivable from consumers and business customers. At 31 March 2019 €3,958 million (2018: €3,389 million) of trade receivables were not yet due for payment. The following table presents information on trade receivables past due¹ and their associated expected credit losses: 31 March 2019 Trade receivables at amortised cost past due 30 days or less €m 31–60 days €m 61–180 days €m 180 days+ €m Total €m 31 March 20182 Trade receivables at amortised cost past due 30 days or less €m 31–60 days €m 61–180 days €m 180 days+ €m Total €m Gross carrying amount 810 226 530 1,250 2,816 Allowances for bad and doubtful debt (32) (35) (206) (925) (1,198) Net carrying amount 778 191 324 325 1,618 Notes: 1 Contract assets relate to amounts not yet due to customers. These amounts will be reclassified as trade receivables before they become due. Trade receivables at fair value through other comprehensive income are not materially past due. 2 Information relating to the year ending 31 March 2018 is presented under the Group’s IAS 39 accounting policies. Under these policies the Group’s management monitored the financial statements raising provisions for bad and doubtful debt as appropriate. Liquidity risk Liquidity is reviewed daily on at least a 12 month rolling basis and stress tested on the assumption that all commercial paper outstanding matures and is not reissued. The Group maintains substantial cash and cash equivalents which at 31 March 2019 amounted to €13,637 million (2018: €4,674 million) and undrawn committed facilities of €7,880 million (2018: €7,306 million), principally euro and US dollar revolving credit facilities of €3.9 billion and US$4.2 billion maturing in 2022 and 2023 respectively. The Group manages liquidity risk on long-term borrowings by maintaining a varied maturity profile with a cap on the level of debt maturity in any one calendar year, therefore minimising refinancing risk. Long-term borrowings mature between 1 and 37 years. The maturity profile of the anticipated future cash flows including interest in relation to the Group’s non-derivative financial liabilities on an undiscounted basis which, therefore, differs from both the carrying value and fair value, is as follows: Bank Commercial paper €m Other borrowings2 €m Other financial liabilities3 €m loans Bonds €m Total €m Maturity profile1 €m Within one year 1,251 2,715 4,348 1,164 14,975 24,453 In one to two years 748 – 1,816 34 175 2,773 In two to three years 507 – 4,411 25 – 4,943 In three to four years 569 – 4,228 22 – 4,819 In four to five years – – 3,692 26 – 3,718 In more than five years 350 – 24,635 172 – 25,157 3,425 2,715 43,130 1,443 15,150 65,863 Effect of discount/financing rates (109) (3) (9,180) – (16) (9,308) 31 March 2018 3,316 2,712 33,950 1,443 15,134 56,555 Notes: 1 Maturities reflect contractual cash flows applicable except in the event of a change of control or event of default, upon which lenders have the right, but not the obligation, to request payment within 30 days. This also applies to undrawn committed facilities. It should be noted that a material adverse change clause does not apply with the exception of €135 million of debt in relation to the mandatorily convertible bonds (which would also accelerate conversion of the £3.4 billion principal recognised in equity – see note 20 “Borrowings and capital resources”). Furthermore, €1,722 million of bank facilities are capped at 50% of operating company capital expenditures. Includes present value of minimum lease payments under finance lease arrangement under which the Group has leased certain of its equipment. with maturity profile €46 million (2018: €46 million) within one year, €104 million (2018: €94 million) within two to five years and €152 million (2018: €172 million) greater than five years. Includes financial liabilities under put option arrangements and non-derivative financial liabilities presented within trade and other payables. 2 3 Within one year 1,498873 1,4862,155 15,94121,953 In one to two years 714– 4,826158 1255,823 In two to three years 568– 4,91796 –5,581 In three to four years –– 4,5581,775 –6,333 In four to five years 350– 7,878320 –8,548 In more than five years –– 37,586336 –37,922 3,130873 61,2514,840 16,06686,160 Effect of discount/financing rates (130)– (16,759)(250) (12)(17,151) 31 March 2019 3,000873 44,4924,590 16,05469,009 Gross carrying amount 448253550 1,041 2,292 Expected credit loss allowance (94) (64) (216)(882) (1,256) Net carrying amount 354189334159 1,036 165 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 21. Capital and financial risk management (continued) The maturity profile of the Group’s financial derivatives (which include interest rate swaps, cross-currency interest rate swaps and foreign exchange swaps) using undiscounted cash flows, is as follows: 2019 2018 Payable €m Receivable €m Total €m Payable €m Receivable €m Total €m Payables and receivables are stated separately in the table above as cash settlement is on a gross basis. Market risk Interest rate management Under the Group’s interest rate management policy, interest rates on monetary assets and liabilities denominated in euros, US dollars and sterling are maintained on a floating rate basis except for periods up to six years where interest rate fixing has to be undertaken in accordance with treasury policy. The policy also allows euros, US dollars and sterling to be moved to a fixed rate basis if interest rates are statistically low. Where assets and liabilities are denominated in other currencies interest rates may also be fixed. In addition, fixing is undertaken for longer periods when interest rates are statistically low. At 31 March 2019 and after hedging, substantially all of our outstanding liabilities are held on a fixed interest rate basis in accordance with treasury policy. For each one hundred basis point rise in market interest rates for all currencies in which the Group had borrowings at 31 March 2019 there would be an increase in profit before tax by approximately €399 million (2018: approximately €372 million) including mark-to-market revaluations of interest rate and other derivatives and the potential interest on cash and short term investments. There would be no material impact on equity. Foreign exchange management As Vodafone’s primary listing is on the London Stock Exchange its share price is quoted in sterling. Since the sterling share price represents the value of its future multi-currency cash flows, principally in euro, South African rand and sterling, the Group maintains the currency of debt and interest charges in proportion to its expected future principal cash flows and has a policy to hedge external foreign exchange risks on transactions denominated in other currencies above a certain de minimis level. At 31 March 2019 22% of net debt was denominated in currencies other than euro (14% sterling, 5% South African rand and 3% other). This allows sterling, South African rand and other debt to be serviced in proportion to expected future cash flows and therefore provides a partial economic hedge against income statement translation exposure, as interest costs will be denominated in foreign currencies. Under the Group’s foreign exchange management policy, foreign exchange transaction exposure in Group companies is generally maintained at the lower of €5 million per currency per month or €15 million per currency over a six month period. The Group recognises foreign exchange movements in equity for the translation of net investment hedging instruments and balances treated as investments in foreign operations. However, there is no net impact on equity for exchange rate movements on net investment hedging instruments as there would be an offset in the currency translation of the foreign operation. At 31 March 2019 the Group held financial liabilities in a net investment hedge against the Group’s South African rand. Sensitivity to foreign exchange movements on the hedging liabilities, analysed against a strengthening of the South African rand by 9% (2018:15%) would result in a decrease in equity of €175 million (2018: €348 million) which would be fully offset by foreign exchange movements on the hedged net assets. In addition, cash flow hedges of principally US dollar borrowings would result in an increase in equity of €651 million (2018: €232 million ) against a strengthening of US dollar by 5% (2018: 5%). The Group profit and loss account is exposed to foreign exchange risk within both operating profit and financing income and expense. The principal operating segment not generating incomes in Euro is the Vodacom business, whose functional currency is South African Rand. Financing income and expense includes foreign currency gains/losses incurred on the translation of balance sheet items not held in functional currency. These are principally on certain borrowings, derivatives, and other investments denominated in sterling and US dollar. Within one year (23,469)23,672203 (18,055)18,363308 In one to two years (8,356)8,752396 (3,925)3,875(50) In two to three years (3,772) 4,386614 (4,904)4,9117 In three to four years (3,959)4,624665 (2,223)2,324101 In four to five years (3,710)4,285575 (3,834)3,687(147) In more than five years (34,987)39,3344,347 (20,702)23,0212,319 (78,253)85,0536,800 (53,643)56,1812,538 Effect of discount/financing rates (5,610) (2,292) Financial derivative net receivable 1,190 246 166 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information The following table details the Group’s sensitivity to foreign exchange risk. The percentage movement applied to the currency is based on the average movements in the previous three annual reporting periods. 2019 €m 2018 €m Note: 1 Operating profit before impairment losses and other income and expense. Equity risk There is no material equity risk relating to the Group’s equity investments which are detailed in note 13 “Other investments”. The Group has hedged its exposure under the subordinated mandatory convertible bonds to any future movements in its share price by an option strategy designed to hedge the economic impact of share price movements during the term of the bonds. As at 31 March 2019 the Group’s sensitivity to a movement of 8% (2018: 10%) in its share price would result in an increase or decrease in profit before tax of €319 million (2018: €164 million). Risk management strategy of hedge relationships The risk strategies of the denominated cash flow, fair value, and net investment hedges reflect the above market risk strategies. The objective of the cash flow hedges is principally to convert foreign currency denominated fixed rate borrowings in US dollar, Pound Sterling, Australian dollar, Swiss Franc, Hong Kong dollar, Japanese yen, Norwegian krona and euro and US dollar floating rate borrowings into euro fixed rate borrowings and hedge the foreign exchange spot rate and interest rate risk. Derivative financial instruments designated in cash flow hedges are cross-currency interest rate swaps and foreign exchange swaps. The swap maturity dates and liquidity profiles of the nominal cash flows match those of the underlying borrowings. The objective of the net investment hedges is to hedge foreign exchange risk in foreign operations. Derivative financial instruments designated in net investment hedges are cross-currency interest rate swaps and foreign exchange swaps. The hedging instruments are rolled on an ongoing basis as determined by the nature of the business. The objective of the fair value hedges is to hedge a proportion of the Group’s fixed rate euro denominated borrowing to a euro floating rate borrowing. The swap maturity dates match those of the underlying borrowing and the nominal cash flows are converted to quarterly payments. Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. For hedges of foreign currency denominated borrowings and investments, the Group uses a combination of cross-currency and foreign exchange swaps to hedge its exposure to foreign exchange risk and interest rate risk and enters into hedge relationships where the critical terms of the hedging instrument match exactly with the terms of the hedged item. Therefore the Group expects a highly effective hedging relationship with the swap contracts and the value of the corresponding hedged items to change systematically in the opposite direction in response to movements in the underlying exchange rates and interest rates. The Group therefore performs a qualitative assessment of effectiveness. If changes in circumstances affect the terms of the hedged item such that the critical terms no longer match exactly with the critical terms of the hedging instrument, the Group uses the hypothetical derivative method to assess effectiveness. Hedge ineffectiveness may occur due to: a) The fair value of the hedging instrument on the hedge relationship designation date if the fair value is not nil; b) Changes in the contractual terms or timing of the payments on the hedged item; and c) A change in the credit risk of the Group or the counterparty with the hedged instrument. The hedge ratio for each designation will be established by comparing the quantity of the hedging instrument and the quantity of the hedged item to determine their relative weighting; for all of the Group’s existing hedge relationships the hedge ratio has been determined as 1:1. The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market rates and foreign currency rates prevailing at 31 March. The valuation basis is level 2. This classification comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset and liability, either directly or indirectly. Derivative financial assets and liabilities are included within trade and other receivables and trade and other payables in the statement of financial position. ZAR 9% change (2018: 15%) – Increase in operating profit1 147 239 USD 10% change (2018: 9%) – Decrease in profit before taxation (81) (65) GBP 4% change (2018: 7%) – Increase in profit before taxation 183 208 167 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 21. Capital and financial risk management (continued) The following table represents the corresponding carrying values and nominal amounts of derivatives in a continued hedge relationship as at 31 March 2019. At 31 March 2019 Other comprehensive income Opening balance (Gain)/ Gain/(Loss) Closing balance 31 March 20191 €m Average euro interest rate % Carrying Carrying Loss recycled to financing costs €m Average maturity year Nominal amounts €m value value 1 April deferred to Average FX rate Assets Liabilities 2018 €m OCI €m €m €m At 31 March 2018 Other comprehensive income Opening balance 1 April 2017 €m Gain/(Loss) recycled to financing costs €m Closing balance 31 March 2018 €m Average euro interest rate % Carrying value Assets €m Carrying value Liabilities €m (Gain)/Loss deferred to OCI €m Average maturity year Nominal amounts €m Average FX rate Cash flow hedges – foreign currency risk 2 Cross-currency and foreign exchange swaps US dollar bonds 5,929 176 364 (183) 1,570 (1,255) 132 2035 1.19 3.62 Australian dollar bonds 736 – 9 – 14 (18) (4) 2024 1.56 0.86 Swiss franc bonds 624 – 68 4 70 (58) 16 2027 1.08 1.36 Pound sterling bonds 1,212 18 175 (6) 18 (4) 8 2044 0.85 2.09 Hong Kong dollar bonds 233 – 28 – 29 (14) 15 2029 8.96 1.46 Japanese yen bonds 78 – 2 – 2 (2) – 2037 128.53 2.47 Norwegian krona bonds 241 5 11 (9) 14 (9) (4) 2026 9.20 1.19 Cash flow hedges – foreign currency and interest rate risk 2 Cross-currency swaps – US dollar bonds 709 – 8 4 98 (101) 1 2019 1.17 0.57 Cash flow hedges – interest rate risk 2 Interest rate swaps – Euro loans 668 – 16 18 (4) 1 15 2021 – 1.22 Fair value hedges – interest rate risk 3 Interest rate swaps – Eurobonds 186 100 – – – – – 2028 – – Interest rate swaps – US dollar bonds 2,115 – 76 – – – – 2022 – – Net investment hedge – foreign exchange risk 4 Cross-currency and foreign exchange swaps – South African rand investment 2,007 58 128 758 161 – 918 2019 14.62 0.13 14,738 357 885 586 1,972 (1,460) 1,097 Notes: 1 Fair value movement deferred into other comprehensive income includes €754 million loss (2018: €572 million loss) and €1 million gain (2018: €19 million gain) of foreign currency basis outside the cash flow and net investment hedge relationships respectively. 2 For cash flow hedges, the movement in the hypothetical derivative (hedged item) mirrors that of the hedging instrument. Hedge ineffectiveness of swaps designated in a cash flow hedge during the period was €nil (2018: €nil). 3 The carrying value of the bond includes €86 million loss (2018: €92 million loss) of cumulative fair value adjustment for the hedged interest rate risk. Net ineffectiveness on the fair value hedges, €2 million loss (2018: €12 million loss) is recognised in the income statement. The carrying value of bonds includes an additional €749 million loss (2018: €727 million loss) in relation to fair value of bonds previously designated in fair value hedge relationships. 4 Hedge ineffectiveness of swaps designated in a net investment hedge during the period was €nil (2018: €nil). Cash flow hedges – foreign currency risk 2 Cross-currency and foreign exchange swaps US dollar bonds 18,444 1,27383132(1,410)1,099(179)20341.182.83 Australian dollar bonds 736142(4)(21) 8(17)20241.560.86 Swiss franc bonds 624–4316(25) 312220271.081.36 Pound sterling bonds 2,720761128(39) 693820480.872.45 Hong Kong dollar bonds 2333715(23) 211320298.961.46 Japanese yen bonds 781––(3) 522037 128.532.47 Norwegian krona bonds 241214(4) 5–120269.201.19 Cash flow hedges – foreign currency and interest rate risk 2 Cross currency swaps – US dollar bonds 90533–1(40) 511220221.150.90 Cash flow hedges – interest rate risk 2 Interest rate swaps – Euro loans 668–17151(5) 112021–1.22 Fair value hedges – interest rate risk 3 Interest rate swaps – Eurobonds 186117–––––2028–– Net investment hedge – foreign exchange risk 4 Cross-currency and foreign exchange swaps – South African rand investment 1,9521203918(108)–8102020 15.230.11 26,787 1,6392811,097 (1,663)1,279713 168 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Fair value and carrying value information The carrying value and valuation basis of the Group’s financial assets are set out in notes 13 “Other investments”, 14 “Trade and other receivables” and 19 “Cash and cash equivalents”. For all financial assets held at amortised cost the carrying values approximate fair value. The carrying value and valuation basis of the Group’s financial liabilities are set out in notes 15 “Trade and other payables” and 20 “Borrowings and capital resources”. The carrying values approximate fair value for the Group’s trade payables and other payables categories. For other financial liabilities a comparison of fair value and carrying value is disclosed in note 20 “Borrowings and capital resources”. Net financial instruments The table below shows the Group’s financial assets and liabilities that are subject to offset in the balance sheet and the impact of enforceable master netting or similar agreements. At 31 March 2019 Related amounts not set off in the balance sheet Amounts presented in balance sheet €m Right of set off with derivative counterparties €m Gross amount €m Amount set off €m Cash collateral €m Net amount €m At 31 March 2018 Related amounts not set off in the balance sheet Amounts presented in balance sheet €m Right of set off with derivative counterparties €m Gross amount €m Amount set off €m Cash collateral €m Net amount €m Derivative financial assets 2,629 – 2,629 (1,467) (1,070) 92 Derivative financial liabilities (2,383) – (2,383) 1,467 718 (198) Total 246 – 246 – (352) (106) Financial assets and liabilities are offset and the amount reported in the consolidated balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. Derivative financial instruments that do not meet the criteria for offset could be settled net in certain circumstances under ISDA (‘International Swaps and Derivatives Association’) agreements where each party has the option to settle amounts on a net basis in the event of default from the other. Collateral may be offset and net settled against derivative financial instruments in the event of default by either party. The aforementioned collateral balances are recorded in “other short-term investments” or “short-term debt” respectively. Changes in assets and liabilities arising from financing activities Cash flows Non-cash changes Net proceeds/ (repayment) of borrowings €m Interest paid €m Other movements €m 1 April 2018 €m Net Financing costs2 €m Other3 €m 31 March 2019 €m Cash flows Non-cash changes Net proceeds/ (repayment) of borrowings €m Interest paid €m Other movements €m 1 April 2017 €m Net Financing costs2 €m Other3 €m 31 March 2018 €m Assets and liabilities arising from financing activities1 44,369 (224) (991) (534) 486 (93) 43,013 Notes: 1 This balance comprises gross borrowings of €52,955 million (2018: €41,421 million), net derivative financial assets of €1,190 million (2018: €246 million) and financial liabilities under put option arrangements previously included within borrowings of €1,844 million (2018: €1,838 million). This balance excludes €823 million of other payables in relation to the share buyback programme, with cash outflows of €475 million during the year (2018: €nil). Net debt disclosed in note 20 “Borrowings and capital resources” additionally includes cash and certain short-term investments. 2 This amount includes interest, fair value and foreign exchange items which impact the income statement or other comprehensive income. Financing costs of €2,088 million (2018: €1,074 million) as disclosed in note 5 “Investment income and financing costs” primarily additionally include foreign exchange and other movements on items classified as net debt but not borrowings. 3 Includes €1,919 million recognised during 2019 for long-term spectrum licence payables and reclassifications between financial liabilities and other investments. Assets and liabilities arising from financing activities143,013 8,501(1,297)(541) 1,9581,97553,609 Derivative financial assets 3,634 –3,634(1,549) (2,011)74 Derivative financial liabilities (2,444) –(2,444)1,549 1,081186 Total 1,190 –1,190– (930)260 169 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 22. Directors and key management compensation This note details the total amounts earned by the Company’s Directors and members of the Executive Committee. Directors Aggregate emoluments of the Directors of the Company were as follows: 2019 €m 2018 €m 2017 €m Notes: 1 Excludes gains from long-term incentive plans. 2 Includes the value of the cash allowance taken by some individuals in lieu of pension contributions. No Directors serving during the year exercised share options in the year ended 31 March 2019 (2018: one Director, gain €0.1 million; gain 2017: one Director, €0.7 million). Key management compensation Aggregate compensation for key management, being the Directors and members of the Executive Committee, was as follows: 2019 €m 2018 €m 2017 €m Short-term employee benefits 23 2724 Share-based payments 35 3025 58 5749 Salaries and fees 4 44 Incentive schemes1 2 32 Other benefits2 – 11 6 87 170 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information 3. Employees This note shows the average number of people employed by the Group during the year, in which areas of our business our employees work and where they are based. It also shows total employment costs. 2019 Employees 2018 Employees 2017 Employees The cost incurred in respect of these employees (including Directors) was: 2019 €m 2018 €m 2017 €m The Group has dialogue with recognised labour unions if required. In particular, there are regular meetings with the Vodafone European Employee Consultative Council (the ‘EECC’). The delegates of this body are locally elected Vodafone employee representatives, most of them union and works council members. There has been no material disruption to operations as a result of union activity during the financial year. Wages and salaries 4,333 4,1794,630 Social security costs 579 547582 Other pension costs (note 24) 223 222212 Share-based payments (note 25) 132 12895 5,267 5,0765,519 India (Discontinued operations) 84 219217 Total 5,351 5,2955,736 By activity: Operations 15,872 17,09418,207 Selling and distribution 30,596 35,02538,252 Customer care and administration 52,528 54,01655,097 98,996 106,135111,556 By segment: Germany 13,414 13,71814,478 Italy 6,536 6,6066,601 Spain 5,140 5,0155,118 UK 11,525 12,37913,238 Other Europe 12,413 11,76015,801 Europe 49,028 49,478 55,236 India (Discontinued operations) 4,554 11,08613,187 Vodacom 7,695 7,5247,590 Other Markets 12,837 13,60614,183 Rest of the World 25,086 32,21634,960 Common Functions 24,882 24,44121,360 Total 98,996 106,135111,556 2 171 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 24. Post employment benefits The Group operates a number of defined benefit and defined contribution pension plans for our employees. The Group’s largest defined benefit scheme is in the UK. For further details see “Critical accounting judgements and key sources of estimation uncertainty” in note 1 to the consolidated financial statements. Accounting policies For defined benefit retirement plans, the difference between the fair value of the plan assets and the present value of the plan liabilities is recognised as an asset or liability on the statement of financial position. Scheme liabilities are assessed using the projected unit funding method and applying the principal actuarial assumptions at the reporting period date. Assets are valued at market value. Actuarial gains and losses are taken to the statement of comprehensive income as incurred. For this purpose, actuarial gains and losses comprise both the effects of changes in actuarial assumptions and experience adjustments arising from differences between the previous actuarial assumptions and what has actually occurred. The return on plan assets, in excess of interest income, and costs incurred for the management of plan assets are also taken to other comprehensive income. Other movements in the net surplus or deficit are recognised in the income statement, including the current service cost, any past service cost and the effect of any settlements. The interest cost less the expected interest income on assets is also charged to the income statement. The amount charged to the income statement in respect of these plans is included within operating costs or in the Group’s share of the results of equity accounted operations, as appropriate. The Group’s contributions to defined contribution pension plans are charged to the income statement as they fall due. Background At 31 March 2019 the Group operated a number of pension plans for the benefit of its employees throughout the world, with varying rights and obligations depending on the conditions and practices in the countries concerned. The Group’s pension plans are provided through both defined benefit and defined contribution arrangements. Defined benefit schemes provide benefits based on the employees’ length of pensionable service and their final pensionable salary or other criteria. Defined contribution schemes offer employees individual funds that are converted into benefits at the time of retirement. The Group operates defined benefit schemes in Germany, Ghana, India, Ireland, Italy, the UK, the United States and the Group operates defined benefit indemnity plans in Greece and Turkey. Defined contribution pension schemes are currently provided in Egypt, Germany, Greece, Hungary, India, Ireland, Italy, New Zealand, Portugal, South Africa, Spain and the UK. Income statement expense 2019 €m 2018 €m 2017 €m Defined benefit schemes The Group’s retirement policy is to provide competitive pension provision, in each operating country, in line with the market median for that location. The Group’s preferred retirement provision is focused on Defined Contribution (‘DC’) arrangements and/or State provision for future service. The Group’s main defined benefit funding liability is the Vodafone UK Group Pension Scheme (‘Vodafone UK plan’). Since June 2014 the plan has consisted of two segregated sections: the Vodafone Section and the Cable & Wireless Section (‘CWW Section’). Both sections are closed to new entrants and to future accrual. The Group also operates smaller funded and unfunded plans in the UK, funded and unfunded plans in Germany and funded plans in Ireland. Defined benefit pension provision exposes the Group to actuarial risks such as longer than expected longevity of participants, lower than expected return on investments and higher than expected inflation, which may increase the liabilities or reduce the value of assets of the schemes. The main defined benefit schemes are administered by trustee boards which are legally separate from the Group and consist of representatives who are employees, former employees or are independent from the Company. The boards of the pension schemes are required by legislation to act in the best interest of the participants, set the investment strategy and contribution rates and are subject to statutory funding objectives. The Vodafone UK plan is registered as an occupational pension plan with HM Revenue and Customs (‘HMRC’) and is subject to UK legislation and operates within the framework outlined by the Pensions Regulator. UK legislation requires that pension schemes are funded prudently and that valuations are undertaken at least every three years. Separate valuations are required for the Vodafone Section and CWW Section. The trustees obtain regular actuarial valuations to check whether the statutory funding objective is met and whether a recovery plan is required to restore funding to the level of the agreed technical provisions. On 19 October 2017, the 31 March 2016 triennial actuarial valuation for the Vodafone Section and CWW Section of the Vodafone UK plan, which is used to judge the funding the Group needs to put into the scheme, was concluded. Defined contribution schemes 166 178192 Defined benefit schemes 57 4420 Total amount charged to income statement (note 23) 223 222212 172 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information This valuation showed a net deficit of £279 million (€317 million) on the scheme’s funding basis, comprising of a £339 million (€385 million) deficit for the Vodafone Section offset by a £60 million (€68 million) surplus for the CWW Section. These scheme specific actuarial valuations will always be different to the IAS 19 accounting basis, which is used to measure pension assets and liabilities presented on the Group’s consolidated statement of financial position. The Group and trustees of the scheme agreed a funding plan to address the valuation deficit in the Vodafone Section over the period to 31 March 2025 and made a cash contribution on 19 October 2017 of £185 million (€209 million) into the Vodafone Section and a further cash payment in accordance with the arrangements set under the previous valuation of £58 million (€66 million) into the CWW Section. These cash payments were invested into annuity policies issued by a third party insurance company which in turn entered into a reinsurance policy covering these risks with the Group’s captive insurance company. No further contributions are due in respect of the deficit revealed at the 2016 valuation. The next scheme valuation is currently being undertaken as at 31 March 2019, and will be completed during 2020. Funding plans are individually agreed for each of the Group’s other defined benefit pension schemes with the respective trustees or governing board, taking into account local regulatory requirements. It is expected that ordinary contributions relating to future service of €48 million will be paid into the Group’s defined benefit pension schemes during the year ending 31 March 2020. The Group has also provided certain guarantees in respect of the Vodafone UK plan; further details are provided in note 28 “Contingent liabilities and legal proceedings” to the consolidated financial statements. The investment strategy for the UK schemes is controlled by the trustees in consultation with the Company and the schemes have no direct investments in the Group’s equity securities or in property or other assets currently used by the Group. The allocation of assets between different classes of investment is reviewed regularly and is a key factor in the trustee investment policy. The trustees aim to achieve the scheme’s investment objectives through investing partly in a diversified mix of growth assets which, over the long term are expected to grow in value by more than the low risk assets. The low risk assets include cash and gilts, inflation and interest rate hedging and in substantial insured pensioner annuity policies in both the Vodafone Section and CWW Sections of the Vodafone UK plan. A number of investment managers are appointed to promote diversification by assets, organisation and investment style and current market conditions and trends are regularly assessed, which may lead to adjustments in the asset allocation. Actuarial assumptions The Group’s scheme liabilities are measured using the projected unit credit method using the principal actuarial assumptions set out below: 2019% 2018% 2017 % Notes: 1 Figures shown represent a weighted average assumption of the individual schemes. 2 The rate of increases in pensions in payment and deferred revaluation are dependent on the rate of inflation. Mortality assumptions used are based on recommendations from the individual scheme actuaries which include adjustments for the experience of the Group where appropriate. The Group’s largest scheme is the Vodafone UK plan. Further life expectancies assumed for the UK schemes are 23.3/26.6 years (2018: 23.2/26.5 years; 2017: 24.1/25.4 years) for a male/female pensioner currently aged 65 years and 26.2/29.4 (2018: 26.1/29.3 years; 2017: 26.7/28.3 years) from age 65 for a male/female non-pensioner member currently aged 40. Charges made to the consolidated income statement and consolidated statement of comprehensive income (‘SOCI’) on the basis of the assumptions stated above are: 2019 €m 2018 €m 2017 €m Note: 1 Following a High Court judgement on 21 October 2018 which concluded that defined benefit schemes should equalise pension benefits for men and women in relation to guaranteed minimum pension (‘GMP’) benefits the Group has recorded a pre-tax past service cost of €16 million (£14 million) in the year ended 31 March 2019. Duration of the benefit obligations The weighted average duration of the defined benefit obligation at 31 March 2019 is 22.0 years (2018: 22.8 years; 2017: 22.9 years). Current service cost 31 3443 Past service costs1 16 2(27) Net interest charge 10 84 Total included within staff costs 57 4420 Actuarial losses recognised in the SOCI 33 94274 Weighted average actuarial assumptions used at 31 March1: Rate of inflation2 2.9 2.93.0 Rate of increase in salaries 2.7 2.72.6 Discount rate 2.3 2.52.6 173 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 24. Post employment benefits (continued) Fair value of the assets and present value of the liabilities of the schemes The amount included in the statement of financial position arising from the Group’s obligations in respect of its defined benefit schemes is as follows: Assets €m Liabilities €m Net deficit €m 1 April 2017 6,709 (7,303) (594) Service cost – (36) (36) Interest income/(cost) 167 (175) (8) Return on plan assets excluding interest income (37) – (37) Actuarial losses arising from changes in demographic assumptions – (46) (46) Actuarial losses arising from changes in financial assumptions – (12) (12) Actuarial gains arising from experience adjustments – 1 1 Employer cash contributions 301 – 301 Member cash contributions 8 (8) – Benefits paid (289) 289 – Exchange rate movements (156) 166 10 Other movements (6) 17 11 31 March 2018 6,697 (7,107) (410) An analysis of net (deficit)/assets is provided below for the Group as a whole. 2019 €m 2018 €m 2017 €m 2016 €m 2015 €m Note: 1 Pension assets are deemed to be recoverable and there are no adjustments in respect of minimum funding requirements as economic benefits are available to the Company either in the form of future refunds or, for plans still open to benefit accrual, in the form of possible reductions in future contributions. The International Accounting Standards Board (IASB) published an Exposure Draft in June 2015 that would amend “IFRIC14 IAS19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interaction”. However, in 2017 the IASB stated that they are carrying out “further work to assess whether it can establish a more principles-based approach in IFRIC14 for an entity to assess and measure its right to a refund of a surplus”. As such, it is not clear at this stage how and when IFRIC14 may be revised, and we will assess the impact of any changes when the revised version is published. Analysis of net deficit: Total fair value of scheme assets 6,974 6,6976,7096,2296,857 Present value of funded scheme liabilities (7,315) (7,028) (7,222)(6,487)(7,316) Net deficit for funded schemes (341) (331)(513)(258)(459) Present value of unfunded scheme liabilities (116) (79) (81) (83) (91) Net deficit (457) (410)(594)(341)(550) Net deficit is analysed as: Assets1 94 11057224234 Liabilities (551) (520)(651)(565)(784) Service cost –(47) (47) Interest income/(cost) 167(177) (10) Return on plan assets excluding interest income 269– 269 Actuarial losses arising from changes in demographic assumptions –5 5 Actuarial losses arising from changes in financial assumptions –(253) (253) Actuarial gains arising from experience adjustments –12 12 Employer cash contributions 27– 27 Member cash contributions 9(9) – Benefits paid (280)280 – Exchange rate movements 87(87) – Other movements (2) (48) (50) 31 March 2019 6,974(7,431) (457) 174 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information An analysis of net assets/(deficit) is provided below for the Group’s largest defined benefit pension scheme in the UK, which is a funded scheme. As part of the merger of the Vodafone UK plan and the Cable and Wireless Worldwide Retirement Plan (‘CWWRP’) plan on 6 June 2014 the assets and liabilities of the CWW Section are segregated from the Vodafone Section and hence are reported separately below. CWW Section Vodafone Section 2019 €m 2018 €m 2017 €m 2016 €m 2015 €m 2019 €m 2018 €m 2017 €m 2016 €m 2015 €m Fair value of scheme assets 2019 €m 2018 €m Note: 1 Derivatives include collateral held in the form of cash. The fair value of scheme assets, which have been measured at fair value in accordance with IFRS 13 “Fair Value Measurement”, are analysed by asset category above and are subdivided by assets that have a quoted market price in an active market and those that do not, such as investment funds. Where available, the fair values are quoted prices (e.g. listed equity, sovereign debt and corporate bonds). Unlisted investments without quoted prices in an active market (e.g. private equity) are included at values provided by the fund manager in accordance with relevant guidance. Other significant assets are valued based on observable inputs such as yield curves. The Vodafone UK Plan annuity policies fully match the pension obligations of those pensioners insured and therefore are set equal to the present value of the related obligations. Investment funds of €543 million at 31 March 2019 include €276 million of investments in diversified alternative beta funds held in the Vodafone Section of the Vodafone UK plan. The actual return on plan assets over the year to 31 March 2019 was a gain of €436 million (2018: €130 million). Sensitivity analysis Measurement of the Group’s defined benefit retirement obligation is sensitive to changes in certain key assumptions. The sensitivity analysis below shows how a reasonably possible increase or decrease in a particular assumption would, in isolation, result in an increase or decrease in the present value of the defined benefit obligation as at 31 March 2019. Rate of inflation Rate of increase in salaries Discount rate Life expectancy Decrease by 0.5% €m Increase by 0.5% €m Decrease by 0.5% €m Increase by 0.5% €m Decrease by 0.5% €m Increase by 0.5% €m Increase by 1 year Decrease by 1 year €m €m (Decrease)/increase in present value of defined obligation1 (570) 644 (4) 4 857 (733) 230 (229) Note: 1 The sensitivity analysis may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another. In presenting this sensitivity analysis, the change in the present value of the defined benefit obligation has been calculated on the same basis as prior years using the projected unit credit method at the end of the year, which is the same as that applied in calculating the defined benefit obligation liability recognised in the statement of financial position. The rate of inflation assumption sensitivity factors in the impact of changes to all assumptions relating to inflation including the rate of increase in salaries, pension increases and deferred revaluations. Cash and cash equivalents 65 95 Equity investments: With quoted prices in an active market 1,469 1,407 Without quoted prices in an active market 250 360 Debt instruments: With quoted prices in an active market 3,831 4,149 Without quoted prices in an active market 620 590 Property: With quoted prices in an active market 24 27 Without quoted prices in an active market 282 78 Derivatives:1 With quoted prices in an active market (986) (1,146) Without quoted prices in an active market – 44 Investment fund 543 275 Annuity policies With quoted prices in an active market 14 – Without quoted prices 862 818 Total 6,974 6,697 Analysis of net assets/(deficit): Total fair value of scheme assets 2,828 2,7602,8942,7623,114 2,926 2,7732,6542,4082,645 Present value of scheme liabilities (2,734) (2,655)(2,842)(2,543)(2,884) (3,157) (2,945)(2,962) (2,548)(2,951) Net assets/(deficit) 94 10552219 230 (231) (172)(308)(140)(306) Net assets/(deficit) are analysed as: Assets 94 10552219230 – –––– Liabilities – –––– (231) (172)(308)(140)(306) 175 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 25. Share-based payments The Group has a number of share plans used to award shares to executive Directors and employees as part of their remuneration package. A charge is recognised over the vesting period in the consolidated income statement to record the cost of these, based on the fair value of the award on the grant date. Accounting policies The Group issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions. A corresponding increase in retained earnings is also recognised. Some share awards have an attached market condition, based on total shareholder return (‘TSR’), which is taken into account when calculating the fair value of the share awards. The valuation for the TSR is based on Vodafone’s ranking within the same group of companies, where possible, over the past five years. The fair value of awards of non-vested shares is an average calculation of the closing price of the Group’s shares on the days prior to the grant date, adjusted for the present value of the delay in receiving dividends where appropriate. The maximum aggregate number of ordinary shares which may be issued in respect of share options or share plans will not (without shareholder approval) exceed: – 10% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans; and – 5% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans, other than any plans which are operated on an all-employee basis. Share options Vodafone Group executive plans No share options have been granted to any Directors or employees under the Company’s discretionary share option plans in the year ended 31 March 2019. There were no options outstanding under the Vodafone Global Incentive Plan at the year-end. Vodafone Sharesave Plan Under the Vodafone Sharesave Plan UK staff may acquire shares in the Company through monthly savings of up to £375 over a three and/or five year period, at the end of which they may also receive a tax-free bonus. The savings and bonus may then be used to purchase shares at the option price, which is set at the beginning of the invitation period and usually at a discount of 20% to the then prevailing market price of the Company’s shares. Share plans Vodafone Group executive plans Under the Vodafone Global Incentive Plan awards of shares are granted to Directors and certain employees. The release of these shares is conditional upon continued employment and for some awards achievement of certain performance targets measured over a three year period. Vodafone Share Incentive Plan Following a review of the UK all-employee plans it was decided that with effect from 1 April 2017 employees would no longer be able to contribute to the Share Incentive Plan and would therefore no longer receive matching shares. Individuals who hold shares in the plan will continue to receive dividend shares. 176 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Movements in outstanding ordinary share options Ordinary share options 2019 Millions 2018 Millions 2017 Millions Summary of options outstanding and exercisable at 31 March 2019 Outstanding Exercisable Weighted average remaining contractual life Months Weighted average remaining contractual life Months Weighted average exercise price Weighted average exercise price Outstanding shares Millions Exercisable shares Millions Share awards Movements in non-vested shares are as follows: 2019 2018 2017 Weighted average fair value at grant date Weighted average fair value at grant date Weighted average fair value at grant date Millions Millions Millions Other information The total fair value of shares vested during the year ended 31 March 2019 was £86 million (2018: £74 million; 2017: £83 million). The compensation cost included in the consolidated income statement in respect of share options and share plans was €132 million (2018: €128 million; 2017: €95 million) which is comprised principally of equity-settled transactions. The average share price for the year ended 31 March 2019 was 168.3 pence (2018: 216.2 pence; 2017: 216.2 pence). 1 April 182 £2.04 178£1.91198£1.77 Granted 88 £1.82 74£1.9574£1.97 Vested (39) £2.21 (42) £1.76(47) £1.77 Forfeited (31) £1.97 (28) £1.58(47) £1.57 31 March 200 £1.92 182£2.04178£1.91 Vodafone Group savings related and Sharesave Plan: £1.01– £2.00 46£1.4033 ––– 1 April 40 4124 Granted during the year 33 1131 Forfeited during the year (2) (2) (1) Exercised during the year (2) (5) (7) Expired during the year (23) (5) (6) 31 March 46 4041 Weighted average exercise price: 1 April £1.64 £1.61£1.62 Granted during the year £1.30 £1.72£1.61 Forfeited during the year £1.52 £1.65£1.66 Exercised during the year £1.67 £1.57£1.50 Expired during the year £1.64 £1.65£1.75 31 March £1.40 £1.64£1.61 177 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 26. Acquisitions and disposals We completed a number of acquisitions and disposals during the year. The note below provides details of these transactions as well as those in the prior year. For further details see “Critical accounting judgements and key sources of estimation uncertainty” in note 1 “Basis of preparation” to the consolidated financial statements. Accounting policies Business combinations Acquisitions of subsidiaries are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued by the Group. Acquisition-related costs are recognised in the income statement as incurred. The acquiree’s identifiable assets and liabilities are recognised at their fair values at the acquisition date. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree, if any, over the net amounts of identifiable assets acquired and liabilities assumed at the acquisition date. The interest of the non-controlling shareholders in the acquiree may initially be measured either at fair value or at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets acquired, liabilities and contingent liabilities assumed. The choice of measurement basis is made on an acquisition-by-acquisition basis. Acquisition of interests from non-controlling shareholders In transactions with non-controlling parties that do not result in a change in control, the difference between the fair value of the consideration paid or received and the amount by which the non-controlling interest is adjusted is recognised in equity. The aggregate cash consideration in respect of purchases in subsidiaries, net of cash acquired, is as follows: 2019 €m 2018 €m During the year ended 31 March 2019 the Group completed certain acquisitions for an aggregate net cash consideration of €87 million. The aggregate fair values of goodwill, identifiable assets, and liabilities of the acquired operations were €77 million, €123 million and €139 million respectively. Disposals The difference between the carrying value of the net assets disposed of and the fair value of consideration received is recorded as a gain or loss on disposal. Foreign exchange translation gains or losses relating to subsidiaries that the Group has disposed of, and that have previously recorded in other comprehensive income or expense, are also recognised as part of the gain or loss on disposal. Vodafone Idea Limited (‘Vodafone Idea’) On 31 August 2018, the Group combined the operations of its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers), with Idea Cellular Limited (‘Idea’), to create Vodafone Idea Limited, a company jointly controlled by Vodafone and the Aditya Birla Group (‘ABG’). As a result, the Group no longer consolidates its previous interest in Vodafone India, which is presented within discontinued operations (see note 7 “Discontinued operations and assets and liabilities held for sale”) and now accounts for its 45.2% interest in Vodafone Idea as a joint venture using the equity method. On disposal, Vodafone India was valued based on the number of shares the Group held in the merged entity post completion and the Idea share price on 31 August 2018 (INR 51.50). The value was also adjusted for the proceeds from the sale of the 4.8% stake in Vodafone Idea from the Vodafone Group to ABG. As the price per share and proceeds from the sale to ABG are readily observable and no further adjustments were made, the valuation is considered to be a “level 1” valuation as per IFRS 13. As a result of the transaction, the Group recognised a net loss of €3,420 million, including a loss on disposal of €1,276 million and a foreign exchange loss of €2,079 million. Cash consideration paid Acquisitions during the year 61 9 Net cash acquired and acquisition related costs 26 – 87 9 178 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information €m Notes: 1 Includes €2,079 million of recycled foreign exchange losses. 2 Includes a loss of €603 million related to the re-measurement of our retained interest in Vodafone India. 3 Included in Disposal of interests in subsidiaries, net of cash disposed within the Consolidated statement of cash flows Vodafone And Qatar Foundation L.L.C (‘Vodafone Qatar’) On 29 March 2018, the Group sold its 51% interest in Vodafone And Qatar Foundation L.L.C for consideration of QAR1,350 million (€299 million). The Group recognised a net gain on disposal of €113 million reported in other income and expense. VodafoneZiggo Group Holding B.V. (‘VodafoneZiggo’) On 31 December 2016, we combined our operations in the Netherlands with those of Liberty Global plc to create VodafoneZiggo Group Holding B.V., a 50:50 joint venture providing national unified communications. As a result of the transaction, we no longer consolidate our previous interest in the Netherlands and account for our 50% interest in VodafoneZiggo as a joint venture using the equity method. The Group recognised a net gain on the formation of VodafoneZiggo of €1,275 million. €m Notes: 1 Included in purchase of interests in associates and joint ventures in the consolidated statement of cash flows. 2 The fair value of our initial investment in VodafoneZiggo is not observable in a quoted market. Accordingly, the fair value has been primarily determined with reference to the outcome of a discounted cash flow analysis. Certain significant inputs used in the valuation, such as forecasts of future cash flows, are based on our assumptions and are therefore unobservable. The valuation therefore falls under level 3 of the fair value hierarchy. The weighted average cost of capital and terminal growth rate used to value our initial investment in VodafoneZiggo were 7.0% and 1.0% respectively. 3 Includes our 50% share of cash paid to both shareholders on creation of VodafoneZiggo (€1,422 million), together with an equalisation payment of €802 million made to Liberty Global plc. 4 Reported in other income and expense in the consolidated income statement. Includes €637 million related to the re-measurement of our retained interest in Vodafone Libertel B.V. Transaction costs of €35 million were charged in the consolidated income statement in the year. Goodwill (855) Other intangible assets (1,415) Property, plant and equipment (1,164) Inventory (24) Trade and other receivables (302) Cash and cash equivalents1 (56) Current and deferred taxation 87 Short and long-term borrowings 1,000 Trade and other payables 387 Provisions 28 Net assets contributed into VodafoneZiggo (2,314) Fair value of investment in VodafoneZiggo2 2,970 Net cash proceeds arising from the transaction1,3 619 Net gain on formation of VodafoneZiggo4 1,275 Other intangible assets (6,138) Property, plant and equipment (3,091) Trade and other receivables (1,572) Other investments (6) Cash and cash equivalents3 (751) Current and deferred taxation (2,790) Short and long-term borrowings 7,896 Trade and other payables 1,669 Provisions 720 Net assets contributed into Vodafone Idea (4,063) Fair value of investment in Vodafone Idea2 2,467 Net cash proceeds arising from the transaction3 320 Other effects1 (2,144) Net loss on formation of Vodafone Idea2 (3,420) 179 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 27. Commitments A commitment is a contractual obligation to make a payment in the future, mainly in relation to leases and agreements to buy assets such as network infrastructure and IT systems. These amounts are not recorded in the consolidated statement of financial position since we have not yet received the goods or services from the supplier. The amounts below are the minimum amounts that we are committed to pay. Accounting policies Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership of the asset to the lessee. All other leases are classified as operating leases. Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments as determined at the inception of the lease. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in the income statement. Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term. Operating lease commitments The Group has entered into commercial leases on certain properties, network infrastructure, motor vehicles and items of equipment. The leases have various terms, escalation clauses, purchase options and renewal rights, none of which are individually significant to the Group. Future minimum lease payments under non-cancellable operating leases comprise: 2019 €m 2018 €m The total of future minimum sublease payments expected to be received under non-cancellable subleases is €1,027 million (2018: €859 million). Capital commitments Company and subsidiaries Share of joint operations Group 2019 €m 2018 €m 2019 €m 2018 €m 2019 €m 2018 €m Note: 1 Commitment includes contracts placed for property, plant and equipment and intangible assets. The Group is currently participating in an auction for licences for the use of certain spectrum bands in Germany which may give rise to future material cash outflows. See note 30 “Subsequent events” for further information. Contracts placed for future capital expenditure not provided in the financial statements1 2,980 2,630 32 76 3,012 2,706 Within one year 2,834 2,686 In more than one year but less than two years 1,654 1,633 In more than two years but less than three years 1,227 1,155 In more than three years but less than four years 950 903 In more than four years but less than five years 739 717 In more than five years 3,412 2,600 10,816 9,694 180 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Acquisition commitments Vodafone to acquire Liberty Global’s operations in Germany, the Czech Republic, Hungary and Romania On 9 May 2018, Vodafone announced that it had agreed to acquire Unitymedia GmbH (‘Unitymedia’) in Germany and Liberty Global’s operations (excluding its “Direct Home” business) in the Czech Republic (‘UPC Czech’), Hungary (‘UPC Hungary’), and Romania (‘UPC Romania’), for a total enterprise value of €18.4 billion (the ‘Transaction’). UPC Czech, UPC Hungary and UPC Romania will be acquired on a cash-free, debt-free basis, while it is expected that Unitymedia’s existing bond structure will be retained and refinanced over time, with Unitymedia’s term loans to be refinanced shortly after completion. The cash consideration payable to Liberty Global will be subject to adjustments for net debt in Unitymedia and other items at completion. The cash consideration payable and the refinancing of Unitymedia’s term loans will be financed using Vodafone’s existing cash and short term investments. A break fee of €250 million will be payable by Vodafone, in certain circumstances, if the Transaction does not complete. The transaction is subject to review by and approval from the European Commission. It is anticipated that the European Commission will adopt its decision on the transaction by July 2019 with completion occurring later that month. Indus Towers On 25 April 2018, Vodafone, Bharti Airtel Limited and Vodafone Idea (previously Idea Celluar Limited) announced the merger of Indus Towers Limited (‘Indus Towers’) into Bharti Infratel Limited (‘Bharti Infratel’), creating a combined company that will own the respective businesses of Bharti Infratel and Indus Towers. Indus Towers is currently jointly owned by Bharti Infratel (42%), Vodafone (42%), Vodafone Idea (11.15%) and Providence (4.85%). Bharti group and Vodafone will jointly control the combined company, in accordance with the terms of a new shareholders’ agreement. Vodafone Idea has the option to either sell its 11.15% shareholding in Indus Towers for cash or receive new shares in the combined company. Providence has the option to elect to receive cash or shares in the combined company for 3.35% of its 4.85% shareholding in Indus Towers, with the balance exchanged for shares. Vodafone will be issued with 783.1 million new shares in the combined company, in exchange for its 42% shareholding in Indus Towers. On the basis that (a) Providence decides to sell 3.35% of its 4.85% shareholding in Indus Towers for cash and (b) Vodafone Idea decides to sell its full 11.15% shareholding in Indus Towers for cash, these shares would be equivalent to a 29.4% shareholding in the combined company. On the basis that (a) Providence decides to sell 3.35% of its 4.85% shareholding in Indus Towers for cash, and (b) Vodafone Idea decides to sell its full 11.15% shareholding in Indus Towers for cash, Bharti group’s shareholding will be diluted from 53.5% in Bharti Infratel today to 37.2% in the combined company. The final number of shares issued to Vodafone and the cash paid or shares issued to Vodafone Idea and Providence, will be subject to closing adjustments, including but not limited to movements in net debt and working capital for Bharti Infratel and Indus Towers. The transaction is conditional on regulatory and other approvals. Vodafone Hutchison Australia On 30 August 2018, Vodafone announced that Vodafone Hutchison Australia Pty Limited (‘VHA’) and TPG Telecom Limited (‘TPG’) have agreed to merge. Vodafone and Hutchison Telecommunications (Australia) Limited (‘HTAL’) will each own an economic interest of 25.0% in the new combined company, with TPG shareholders owning the remaining 49.9%. Of the net debt held by VHA prior to completion of the merger Vodafone will provide a guarantee on approximately US$1.75 billion, which is lower than the guarantees of approximately US$1.75 billion and AUD0.85 billion currently provided. Vodafone Hutchison Australia (VHA) has confirmed that it intends to challenge the ACCC decision through the Federal Court. 181 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 28. Contingent liabilities and legal proceedings Contingent liabilities are potential future cash outflows, where the likelihood of payment is considered more than remote, but is not considered probable or cannot be measured reliably. 2019 €m 2018 €m Notes: 1 Performance bonds require the Group to make payments to third parties in the event that the Group does not perform what is expected of it under the terms of any related contracts or commercial arrangements. 2 Other guarantees principally comprise Vodafone Group Plc’s guarantee of the Group’s 50% share of an AUD1.7 billion loan facility and a US$3.5 billion loan facility of its joint venture, Vodafone Hutchison Australia Pty Limited. The Group’s share of these loan balances is included in the net investment in joint venture (see note 12 “Investments in associates and joint arrangements”). UK pension schemes The Group’s main defined benefit scheme is the Vodafone UK Group Pension Scheme (the ‘Scheme’) which has two segregated sections, the Vodafone Section and the CWW Section, as detailed in note 24 “Post employment benefits”. The Group has covenanted to provide security in favour of both the Vodafone Sections and CWW Section of the Scheme whilst a deficit remains. The deficit is measured on a prescribed basis agreed between the Group and trustee. The Group provides surety bonds as the security. The level of the security has varied since inception in line with the movement in the Scheme deficit. At 31 March 2019 the Scheme retains security over €544 million (notional value) for the Vodafone Section and €87 million (notional value) for the CWW Section. The security may be substituted either on a voluntary or mandatory basis. The Company has also provided two guarantees to the Vodafone Section of the Scheme for a combined value up to €1.45 billion to provide security over the deficit under certain defined circumstances, including insolvency of the employers. The Company has also agreed a similar guarantee of up to €1.45 billion for the CWW Section. An additional smaller UK defined benefit scheme, the THUS Plc Group Scheme, has a guarantee from the Company for up to €116 million. Legal proceedings The Company and its subsidiaries are currently, and may from time to time become, involved in a number of legal proceedings, including inquiries from, or discussions with, governmental authorities that are incidental to their operations. However, save as disclosed below, the Company does not believe that it or its subsidiaries are currently involved in (i) any legal or arbitration proceedings (including any governmental proceedings which are pending or known to be contemplated) which may have, or have had in the 12 months preceding the date of this report, a material adverse effect on the financial position or profitability of the Group; or (ii) any material proceedings in which any of the Company’s Directors, members of senior management or affiliates are either a party adverse to the Company or its subsidiaries or have a material interest adverse to the Company or its subsidiaries. Due to inherent uncertainties, the Company cannot make any accurate quantification of any cost, or timing of such cost, which may arise from any of the legal proceedings referred to in this Annual Report, however costs in complex litigation can be substantial. Indian tax cases In August 2007 and September 2007, Vodafone India Limited (‘VIL’) and Vodafone International Holdings BV (‘VIHBV’) respectively received notices from the Indian tax authority alleging potential liability in connection with an alleged failure by VIHBV to deduct withholding tax from consideration paid to the Hutchison Telecommunications International Limited group (‘HTIL’) in respect of HTIL’s gain on its disposal to VIHBV of its interests in a wholly-owned Cayman Island incorporated subsidiary that indirectly holds interests in VIL. Following approximately five years of litigation in the Indian courts in which VIHBV sought to set aside the tax demand issued by the Indian tax authority, in January 2012 the Supreme Court of India handed down its judgement, holding that VIHBV’s interpretation of the Income Tax Act 1961 was correct, that the HTIL transaction in 2007 was not taxable in India, and that consequently, VIHBV had no obligation to withhold tax from consideration paid to HTIL in respect of the transaction. The Supreme Court of India quashed the relevant notices and demands issued to VIHBV in respect of withholding tax and interest. On 28 May 2012 the Finance Act 2012 became law. The Finance Act 2012, which amended various provisions of the Income Tax Act 1961 with retrospective effect, contained provisions intended to tax any gain on transfer of shares in a non-Indian company, which derives substantial value from underlying Indian assets, such as VIHBV’s transaction with HTIL in 2007. Further, it seeks to subject a purchaser, such as VIHBV, to a retrospective obligation to withhold tax. VIHBV received a letter on 3 January 2013 from the Indian tax authority reminding it of the tax demand raised prior to the Supreme Court of India’s judgement and purporting to update the interest element of that demand to a total amount of INR142 billion, which includes principal and interest as calculated by the Indian tax authority but does not include penalties. On 10 January 2014, VIHBV served an amended trigger notice on the Indian Government under the Netherlands-India Bilateral Investment Treaty (‘Dutch BIT’), supplementing a trigger notice filed on 17 April 2012, immediately prior to the Finance Act 2012 becoming effective, to add claims relating to an attempt by the Indian Government to tax aspects of the transaction with HTIL under transfer pricing rules. A trigger notice announces a party’s intention to submit a claim to arbitration and triggers a cooling off period during which both parties may seek to resolve the dispute amicably. Notwithstanding their attempts, the parties were unable to amicably resolve the dispute within the cooling off period stipulated in the Dutch BIT. On 17 April 2014, VIHBV served its notice of arbitration under the Dutch BIT, formally commencing the Dutch BIT arbitration proceedings. In June 2016, the tribunal was fully constituted with Sir Franklin Berman KCMG QC appointed as presiding arbitrator. The Indian Government has raised objections to the application of the treaty to VIHBV’s claims and to the jurisdiction of the tribunal under the Dutch BIT. On 19 June 2017, the tribunal decided to try both these jurisdictional objections along with the merits of VIHBV’s claim in February 2019. More recent attempts by the Indian Government to have the jurisdiction arguments heard separately also failed. VIHBV filed its response to India’s defence in July 2018 and India responded in December 2018. The arbitration hearing took place in February 2019, and a decision is expected late in 2019 or early 2020. Performance bonds1 337 993 Other guarantees and contingent liabilities2 2,943 4,036 182 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Separately, on 15 June 2015, Vodafone Group Plc and Vodafone Consolidated Holdings Limited served a trigger notice on the Indian Government under the United Kingdom-India Bilateral Investment Treaty (‘UK BIT’) in respect of retrospective tax claims under the Income Tax Act 1961 (as amended by the Finance Act 2012). Although relating to the same underlying facts as the claim under the Dutch BIT, the claim brought by Vodafone Group Plc and Vodafone Consolidated Holdings Limited is a separate and distinct claim under a different treaty. On 24 January 2017, Vodafone Group Plc and Vodafone Consolidated Holdings Limited served a Notice of Arbitration on the Indian Government formally commencing the arbitration. The Indian Government has indicated that it considers the arbitration under the UK BIT to be an abuse of process but this is strongly denied by Vodafone. On 22 August 2017, the Indian Government obtained an injunction from the Delhi High Court preventing Vodafone from progressing the UK BIT arbitration. Vodafone was not present when India obtained this injunction and applied to dismiss it. On 26 October 2017, the Delhi High Court varied its order to permit Vodafone to participate in the formation of the UK BIT tribunal. It now consists of Marcelo Kohen, an Argentinian national and professor of international law in Geneva (appointed by India), Neil Kaplan, a British national (appointed by Vodafone Group Plc) and Professor Campbell McLachlan QC, a New Zealand national (appointed by the parties as presiding arbitrator). On 7 May 2018, the Delhi High Court dismissed the injunction. The Indian Government appealed the decision and hearings took place in September 2018 and February 2019. The case is currently adjourned to mid-May 2019. In the meantime, Vodafone has undertaken to take no steps advancing the UK BIT pending resolution of the Indian Government’s appeal. On 12 February 2016, VIHBV received a notice dated 4 February 2016 of an outstanding tax demand of INR221 billion (which included interest accruing since the date of the original demand) along with a statement that enforcement action, including against VIHBV’s indirectly held assets in India, would be taken if the demand was not satisfied. On 29 September 2017, VIHBV received an electronically generated demand in respect of alleged principal, interest and penalties in the amount of INR190.7 billion. This demand does not appear to have included any element for alleged accrued interest liability. Separate proceedings in the Bombay High Court taken against VIHBV to seek to treat it as an agent of HTIL in respect of its alleged tax on the same transaction, as well as penalties of up to 100% of the assessed withholding tax for the alleged failure to have withheld such taxes, were listed for hearing at the request of the Indian Government on 21 April 2016 despite the issue having been ruled upon by the Supreme Court of India. The hearing has since been periodically listed and then adjourned or not reached hearing. VIHBV and Vodafone Group Plc will continue to defend vigorously any allegation that VIHBV or VIL is liable to pay tax in connection with the transaction with HTIL and will continue to exercise all rights to seek redress including pursuant to the Dutch BIT and the UK BIT. We have not recorded a provision in respect of the retrospective provisions of the Income Tax Act 1961 (as amended by the Finance Act 2012) and any tax demands based upon such provisions. Other Indian tax cases Vodafone India Services Private Limited (‘VISPL’) (formerly 3GSPL) is involved in a number of tax cases with total claims exceeding €450 million plus interest, and penalties of up to 300% of the principal. VISPL tax claims VISPL has been assessed as owing tax of approximately €266 million (plus interest of €483 million) in respect of (i) a transfer pricing margin charged for the international call centre of HTIL prior to the 2007 transaction with Vodafone for HTIL assets in India; (ii) the sale of the international call centre by VISPL to HTIL; and (iii) the acquisition of and/or the alleged transfer of options held by VISPL for VIL. The first two of the three heads of tax are subject to an indemnity by HTIL. The larger part of the potential claim is not subject to any indemnity. VISPL unsuccessfully challenged the merits of the tax demand in the statutory tax tribunal and the jurisdiction of the tax office to make the demand in the High Court. The Tax Appeal Tribunal heard the appeal and ruled in the Tax Office’s favour. VISPL lodged an appeal (and stay application) in the Bombay High Court which was concluded in early May 2015. On 13 July 2015 the tax authorities issued a revised tax assessment reducing the tax VISPL had previously been assessed as owing in respect of (i) and (ii) above. In the meantime, (i) a stay of the tax demand on a deposit of £20 million and (ii) a corporate guarantee by VIHBV for the balance of tax assessed remain in place. On 8 October 2015, the Bombay High Court ruled in favour of Vodafone in relation to the options and the call centre sale. The Tax Office has appealed to the Supreme Court of India. A hearing has been adjourned with no specified date. Vodafone India As part of the agreement to combine its subsidiary, Vodafone India, with Idea Cellular Limited (‘Idea’) in India, which completed on 31 August 2018, the parties agreed: (i) Vodafone Group and Vodafone Idea would indemnify each other for certain events including in relation to breach of representations, warranties and covenants relating to Vodafone India and Idea; and (ii) a mechanism for payments between the Vodafone Group and Vodafone Idea pursuant to crystallisation of certain identified contingent liabilities, including tax demands, and refunds relating to Vodafone India and Idea. Any liability for the Group under this mechanism would be limited to INR 84 billion (€1.1 billion). The cases against Vodafone India Limited disclosed below form part of these arrangements for indemnification. Indian regulatory cases Litigation remains pending in the Telecommunications Dispute Settlement Appellate Tribunal (‘TDSAT’), High Courts and the Supreme Court of India in relation to a number of significant regulatory issues including mobile termination rates, spectrum and licence fees, licence extension and 3G intra-circle roaming. 3G inter-circle roaming: Vodafone India and others v Union of India In April 2013, the Indian Department of Telecommunications (‘DoT’) issued a stoppage notice to VIL’s operating subsidiaries and other mobile operators requiring the immediate stoppage of the provision of 3G services on other operators’ mobile networks in an alleged breach of licence claim. The DoT also imposed a fine of approximately €5.5 million. VIL applied to the Delhi High Court for an order quashing the DoT’s notice. Interim relief from the notice has been granted (but limited to existing customers at the time with the effect that VIL was not able to provide 3G services to new customers on other operators’ 3G networks pending a decision on the issue). The dispute was referred to the TDSAT for decision, which ruled on 28 April 2014 that VIL and the other operators were permitted to provide 3G services to their customers (current and future) on other operators’ networks. The DoT has appealed the judgement and sought a stay of the tribunal’s judgement. The DoT’s stay application was rejected by the Supreme Court of India. The matter is pending before the Supreme Court of India. 183 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 28. Contingent liabilities and legal proceedings (continued) One time spectrum charges: VIL v Union of India The Indian Government has sought to impose one time spectrum charges of approximately €525 million on certain operating subsidiaries of VIL. VIL filed a petition before the TDSAT challenging the one time spectrum charges on the basis that they are illegal, violate VIL’s licence terms and are arbitrary, unreasonable and discriminatory. The tribunal stayed enforcement of the Government’s spectrum demand pending resolution of the dispute. The matter is being heard before the tribunal in May 2019. Other public interest litigation Three public interest litigations have been initiated in the Supreme Court of India against the Indian Government and private operators on the grounds that the grant of additional spectrum beyond 4.4/6.2MHz was illegal. The cases seek appropriate investigation and compensation for the loss to the exchequer. Adjusted Gross Revenue (‘AGR’) dispute before the Supreme Court of India: VIL and others v Union of India VIL has challenged the tribunal’s judgement dated 23 April 2015 to the extent that it dealt with the calculation of AGR, upon which licence fees and spectrum usage charges are based. The cumulative impact of the inclusion of these components is approximately €2.2 billion. The Department of Telecommunications (‘DoT’) also moved cross appeals challenging the tribunal’s judgement. In the hearing before the Supreme Court of India, the Court orally directed the DoT not to take any coercive steps in the matter, which was adjourned. On 29 February 2016, the Supreme Court of India ordered that the DoT may continue to raise demands for fees and charges, but may not enforce them until a final decision on the matter. Other cases in the Group Patent litigation Germany The telecoms industry is currently involved in significant levels of patent litigation brought by non-practising entities (‘NPEs’) which have acquired patent portfolios from current and former industry companies. Vodafone is currently a party to patent litigation cases in Germany brought against Vodafone Germany by Marthon, IPCom and Intellectual Ventures. Vodafone has contractual indemnities from suppliers which have been invoked in relation to the alleged patent infringement liability. Spain Vodafone Group Plc has been sued in Spain by TOT Power Control (‘TOT’), an affiliate of Top Optimized Technologies. The claim makes a number of allegations including patent infringement, with TOT seeking over €500 million from Vodafone Group Plc as well as an injunction against using the technology in question. Vodafone’s initial challenge of the appropriateness of Spain as a venue for this dispute was denied. Vodafone Group Plc appealed the denial and was partially successful. In a decision dated 30 October 2017, the court ruled that while it did have jurisdiction to hear the infringement case relating to the Spanish patent, it was not competent to hear TOT’s contractual and competition law claims. This decision is subject to appeal. TOT’s application for an injunction was unsuccessful and TOT is appealing. The trial took place in September 2018 and judgment is awaited. UK On 22 February 2019, IPCom sued Vodafone Group Plc and Vodafone Limited for alleged patent infringement of two patents claimed to be essential to UMTS and LTE network standards. If IPCom can establish that one or more of its patents are valid and infringed, it could seek an injunction against the UK network if a global licence for the patents is not agreed. Germany: Kabel Deutschland takeover – class actions The German courts have been determining the adequacy of the mandatory cash offer made to minority shareholders in Vodafone’s takeover of Kabel Deutschland. These proceedings are in their early stages, and, accordingly, Vodafone believes that it is too early to assess the likely quantum of any claim. In a hearing on 6 October 2016, the Court examined the Kabel Deutschland business plan which formed the main basis for the calculation of the offer per share. The next hearings are scheduled for May 2019. Italy: British Telecom (Italy) v Vodafone Italy The Italian Competition Authority concluded an investigation in 2007 when Vodafone Italy gave certain undertakings in relation to allegations that it had abused its dominant position in the wholesale market for mobile termination. In 2010, British Telecom (Italy) brought a civil damages claim against Vodafone Italy on the basis of the Competition Authority’s investigation and Vodafone Italy’s undertakings. British Telecom (Italy) sought damages in the amount of €280 million for abuse of dominant position by Vodafone Italy in the wholesale fixed to mobile termination market for the period from 1999 to 2007. A court appointed expert delivered an opinion to the Court that the range of damages in the case should be in the region of €10 million to €25 million which was reduced in a further supplementary report published in September 2014 to a range of €8 million to €11 million. Judgment was handed down by the court in August 2015, awarding €12 million (including interest) to British Telecom (Italy). British Telecom (Italy) appealed the amount of the damages to the Court of Appeal of Milan. In addition, British Telecom (Italy) has asked again for a reference to the European Court of Justice for an interpretation of the European community law on antitrust damages. Vodafone Italy also filed an appeal which was successful. British Telecom (Italy) were ordered to repay to Vodafone Italy the €12 million with interest and legal costs. BT filed an appeal to the Supreme Court in September 2018. A decision is not expected for several years. Italy: Telecom Italia v Vodafone Italy (‘TeleTu’) Telecom Italia brought civil claims against Vodafone Italy in relation to TeleTu’s alleged anti-competitive retention of customers. Telecom Italia seeks damages in the amount of €101 million. The Court decided on 9 June 2015 to appoint an expert to verify whether TeleTu has put in place anticompetitive retention activities. The expert prepared a draft report with a range of damages from €nil–9 million. The final hearing is set for June 2019. 184 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Greece: Papistas Holdings SA, Mobile Trade Stores (formerly Papistas SA) and Athanasios and Loukia Papistas v Vodafone Greece, Vodafone Group Plc and certain Directors and Officers of Vodafone In December 2013, Mr. and Mrs. Papistas, and companies owned or controlled by them, brought three claims in the Greek court in Athens against Vodafone Greece, Vodafone Group Plc and certain Directors and officers of Vodafone Greece and Vodafone Group Plc for purported damage caused by the alleged abuse of dominance and wrongful termination of a franchise arrangement with a Papistas company. Approximately €1.0 billion of the claim was directed exclusively at two former Directors of Vodafone. The balance of the claim (approximately €285.5 million) was sought from Vodafone Greece and Vodafone Group Plc on a joint and several basis. Both cases were adjourned to a hearing in September 2018, at which the plaintiffs withdrew all of their claims against Vodafone and its Directors. On 31 December 2018, the plaintiff filed a new, much lower value claim against Vodafone Greece, dropping the individual Directors and Vodafone Group Plc as defendants. On 5 April 2019, Mr Papistas withdrew this latest lawsuit, expressing an intention to file again. Netherlands: Consumer credit/handset case In February 2016, the Dutch Supreme Court ruled on the Dutch implementation of the EU Consumer Credit Directive and “instalment sales agreements” (a Dutch law concept), holding that bundled “all-in” mobile subscription agreements (i.e. device along with mobile services) are considered consumer credit agreements. As a result, the Group, together with the industry, has been working with the Ministry of Finance and the Competition Authority on compliance requirements going forward for such offers. The ruling also has retrospective effect. A number of small claims have been submitted by individual customers in the small claims courts. On 15 February 2018, Consumentenbond (a claims agency) initiated collective claim proceedings against VodafoneZiggo, Tele2, T-Mobile and now KPN. More recently, an additional, smaller, claims agency has asserted another group of claims. UK: Phones 4U in Administration v Vodafone Limited and Vodafone Group Plc In December 2018 the administrators of former UK indirect seller Phones 4U sued the three main UK mobile network operators (MNOs), including Vodafone, and their parent companies. The administrators allege a conspiracy between the MNOs to pull their business from Phones 4U thereby causing its collapse. The value of the claim is not pleaded but we understand it to be the total value of the business, possibly around £1 billion. Vodafone’s alleged share of the liability is also not pleaded. Vodafone filed its defence on 18 April 2019, along with several other defendants. 185 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 29. Related party transactions The Group has a number of related parties including joint arrangements and associates, pension schemes and Directors and Executive Committee members (see note 12 “Investments in associates and joint arrangements”, note 24 “Post employment benefits” and note 22 “Directors and key management compensation”). Transactions with joint arrangements and associates Related party transactions with the Group’s joint arrangements and associates primarily comprise fees for the use of products and services including network airtime and access charges, fees for the provision of network infrastructure and cash pooling arrangements. No related party transactions have been entered into during the year which might reasonably affect any decisions made by the users of these consolidated financial statements except as disclosed below. 2019 €m 2018 €m 2017 €m Note: 1 Amounts arise primarily through VodafoneZiggo, Vodafone Idea, Vodafone Hutchison Australia and Cornerstone Telecommunications Infrastructure Limited. Interest is paid in line with market rates. Dividends received from associates and joint ventures are disclosed in the consolidated statement of cash flows. Transactions with Directors other than compensation During the three years ended 31 March 2019, and as of 14 May 2019, no Director nor any other executive officer, nor any associate of any Director or any other executive officer, was indebted to the Company. During the three years ended 31 March 2019 and as of 14 May 2019, the Company has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including Directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest. Sales of goods and services to associates 27 1937 Purchase of goods and services from associates 3 190 Sales of goods and services to joint arrangements 242 19419 Purchase of goods and services from joint arrangements 192 199183 Net interest income receivable from joint arrangements1 96 12087 Trade balances owed: by associates 1 4– to associates 3 21 by joint arrangements 193 107158 to joint arrangements 25 2815 Other balances owed by joint arrangements1 997 1,3281,209 Other balances owed to joint arrangements1 169 150127 186 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information 30. Subsequent events Bonds In accordance with the Group’s announced intention to issue hybrid bonds as part of its funding of the acquisition of Liberty Global’s cable assets in Germany and Central and Eastern Europe, on 4 April 2019 the Group issued US$2 billion hybrid securities on the New York Stock Exchange due on 4 April 2079 with a euro equivalent rate of 4.38%. On 24 May 2019 the Group issued a total of €2.5 billion of bonds under its Euro medium-term note programme. The bonds mature between 2026 and 2039 and have interest rates of between 0.9% and 2.5%. On 31 May 2019 the Group bought back a total of €1.5 billion of bonds due to mature between 2020 and 2021. Vodafone Idea rights issue On 8 May 2019 Vodafone Idea successfully completed its INR250 billion (€3.2 billion) equity capital raise. Vodafone Group’s contribution of INR110 billion (€1.4 billion) was indirectly funded through a loan secured on the Group’s Indian assets. German spectrum auction The Group is currently participating in an auction for licences for the use of certain spectrum bands in Germany. As at the close of business on 13 May 2019, the Group was the current highest bidder in respect of 12 blocks of spectrum with bids totalling €1,679 million. The number of blocks of spectrum acquired by the Group, and the amount paid for those blocks, will depend on the outcome of the auction and therefore the amount that the Group will pay for any licences acquired through this auction is uncertain. Vodafone Hutchison Australia The Australian Competition and Consumer Commission (‘ACCC’) has opposed the proposed merger of VHA and TPG. Vodafone Hutchison Australia (‘VHA’) has confirmed that it intends to challenge the ACCC decision through the Federal Court. Vodafone New Zealand On 13 May 2019, the Group agreed to the sale of Vodafone New Zealand Limited for consideration of NZD 3.4 billion (€2.1 billion). Completion is expected in the second half of the year ending 31 March 2020 and is subject to regulatory approvals. 187 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 31. IAS 18 basis primary statements The Group did not restate comparative periods on adoption of IFRS 15 on 1 April 2018; therefore, this note provides information about the Group’s results for the year to 31 March 2019 under the previous accounting rules which are therefore comparable to prior periods. The Group’s revenue accounting policy under the previous accounting rules is provided below. Revenue accounting policy under IAS 18 Revenue is recognised to the extent the Group has delivered goods or rendered services under an agreement, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Group. Revenue is measured at the fair value of the consideration receivable, exclusive of sales taxes and discounts. The Group principally obtains revenue from providing mobile and fixed telecommunication services including: access charges, voice and video calls, messaging, interconnect fees, fixed and mobile broadband and related services such as providing televisual and music content, connection fees and equipment sales. Products and services may be sold separately or in bundled packages. Revenue for access charges, voice and video calls, messaging and fixed and mobile broadband provided to contract customers is recognised as services are performed, with unbilled revenue resulting from services already provided accrued at the end of each period and unearned revenue from services to be provided in future periods deferred. Revenue from the sale of prepaid credit is deferred until such time as the customer uses the airtime, or the credit expires. Revenue from interconnect fees is recognised at the time the services are performed. Revenue for the provision of televisual and music content is recognised when or as the Group performs the related service and, depending on the nature of the service, is recognised either at the gross amount billed to the customer or the amount receivable by the Group as commission for facilitating the service. Customer connection revenue is recognised together with the related equipment revenue to the extent that the aggregate equipment and connection revenue does not exceed the fair value of the equipment delivered to the customer. Any customer connection revenue not recognised, together with any related excess equipment revenue, is deferred and recognised over the period in which services are expected to be provided to the customer. Revenue for device sales is recognised when the device is delivered to the end customer and the significant risks and rewards of ownership have transferred. For device sales made to intermediaries, revenue is recognised if the significant risks associated with the device are transferred to the intermediary and the intermediary has no general right to return the device to receive a refund. If the significant risks are not transferred, revenue recognition is deferred until sale of the device to an end customer by the intermediary or the expiry of any right of return. In revenue arrangements including more than one deliverable, the arrangements are divided into separate units of accounting. Deliverables are considered separate units of accounting if the following two conditions are met: (i) the deliverable has value to the customer on a stand-alone basis and (ii) there is evidence of the fair value of the item. The arrangement consideration is allocated to each separate unit of accounting based on its relative fair value. The Group generally determines the fair value of individual elements based on prices at which the deliverable is regularly sold on a stand-alone basis after considering any appropriate volume discounts. Revenue allocated to deliverables is restricted to the amount that is receivable without the delivery of additional goods or services. This restriction typically applies to revenue recognised for devices provided to customers, including handsets. Contract-related costs Intermediaries are given cash incentives by the Group to connect new customers and upgrade existing customers. For intermediaries who do not purchase products and services from the Group, such cash incentives are accounted for as an expense. Such cash incentives to other intermediaries are also accounted for as an expense if: – the Group receives an identifiable benefit in exchange for the cash incentive that is separable from sales transactions to that intermediary; and – the Group can reliably estimate the fair value of that benefit. Cash incentives that do not meet these criteria are recognised as a reduction of the related revenue. Critical accounting judgements applied in the recognition of revenue under IAS 18 Gross versus net presentation When the Group sells goods or services as a principal, income and payments to suppliers are reported on a gross basis in revenue and operating costs. If the Group sells goods or services as an agent, revenue and payments to suppliers are recorded in revenue on a net basis, representing the margin earned. Whether the Group is considered to be the principal or an agent in the transaction depends on analysis by management of both the legal form and substance of the agreement between the Group and its business partners; such judgements impact the amount of reported revenue and operating expenses but do not impact reported assets, liabilities or cash flows. 188 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Primary statements under IAS 18 The Group’s consolidated financial statements for the year ended 31 March 2019 are prepared in accordance with IFRS 15“Revenue from Contracts with Customers”; comparative periods have not been restated. Where there are differences between the primary consolidated financial statements presented in accordance with IFRS 15 and comparable presentation under the Group’s previous revenue accounting policy (in accordance with IAS 18 “Revenue”), the effects are disclosed below. The Group’s consolidated statement of cash flows is not affected by the implementation of IFRS 15 and so is not re-presented. Year ended 31 March 2019 IFRS 15 basis €m Adjustments €m IAS 18 basis1 €m Consolidated income statement (reconciliation to IAS 18) Revenue 43,666 1,400 45,066 Cost of sales (30,160) (1,253) (31,413) Gross profit 13,506 147 13,653 Selling and distribution expenses (3,891) – (3,891) Administrative expenses (5,410) – (5,410) Net credit losses on financial assets (575) 74 (501) Share of result of equity accounted associates and joint ventures (908) 57 (851) Impairment losses (3,525) 406 (3,119) Other income and expense (148) – (148) Operating loss (951) 684 (267) Non-operating income and expense (7) – (7) Investment income 433 – 433 Financing costs (2,088) – (2,088) Loss before taxation (2,613) 684 (1,929) Income tax expense (1,496) (108) (1,604) Loss for the financial period from continuing operations (4,109) 576 (3,533) Loss for the financial period from discontinued operations (3,535) – (3,535) Loss for the financial year (7,644) 576 (7,068) Loss per share From continuing operations: – Basic (16.25)c 2.10c (14.15)c – Diluted (16.25)c 2.10c (14.15)c Total Group – Basic (29.05)c 2.10c (26.95)c – Diluted (29.05)c 2.10c (26.95)c Note: 1 See note 2 for segmental information reported under IAS 18. Consolidated statement of comprehensive income (reconciliation to IAS 18) Total comprehensive expense for the year has decreased by €611 million to €5,277 million. The difference comprises a €576 million lower loss for the financial year and €35 million of foreign exchange differences that may be reclassified to the income statement in subsequent years. Consolidated statement of changes in equity (reconciliation to IAS 18) The below table provides an extract of the Group’s consolidated statement of changes in equity reflecting impacts arising from the adoption of IFRS 15. Equity attributable to the owners €m Non-controlling interests €m Retained losses €m Currency reserve €m Total equity €m 31 March 2019 on an IFRS 15 basis as reported on page 113 (116,725) 29,284 62,218 1,227 63,445 Adjustments (1,878) 27 (1,851) (76) (1,927) 31 March 2019 on an IAS 18 basis (118,603) 29,311 60,367 1,151 61,518 189 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 31. IAS 18 basis primary statements (continued) 31 March 2019 IFRS 15 basis €m Adjustments €m IAS 18 basis €m Consolidated statement of financial position (reconciliation to IAS 18) Non-current assets Goodwill1 23,353 409 23,762 Other intangible assets 17,652 – 17,652 Property, plant and equipment 27,432 – 27,432 Investments in associates and joint ventures 3,952 (156) 3,796 Other investments 870 – 870 Deferred tax assets 24,753 652 25,405 Post employment benefits 94 – 94 Trade and other receivables 5,170 (555) 4,615 Current assets Inventory 714 (48) 666 Taxation recoverable 264 – 264 Trade and other receivables 12,190 (2,379) 9,811 Other investments 13,012 – 13,012 Cash and cash equivalents 13,637 – 13,637 Assets held for sale (231) (15) (246) Total assets 142,862 (2,092) 140,770 Equity Called up share capital 4,796 – 4,796 Additional paid-in capital 152,503 – 152,503 Treasury shares (7,875) – (7,875) Accumulated losses (116,725) (1,878) (118,603) Accumulated other comprehensive income 29,519 27 29,546 Total attributable to owners of the parent 62,218 (1,851) 60,367 Non-controlling interests 1,227 (76) 1,151 Total non-controlling interests 1,227 (76) 1,151 Total equity 63,445 (1,927) 61,518 Non-current liabilities Long-term borrowings 48,685 – 48,685 Deferred tax liabilities 478 (71) 407 Post employment benefits 551 – 551 Provisions 1,242 – 1,242 Trade and other payables 2,938 (2) 2,936 Current liabilities Short-term borrowings 4,270 – 4,270 Financial liabilities under put option arrangements 1,844 – 1,844 Taxation liabilities 596 – 596 Provisions 1,160 – 1,160 Trade and other payables 17,653 (92) 17,561 Liabilities held for sale – – – Total equity and liabilities 142,862 (2,092) 140,770 Note: 1. This difference primarily relates to the impairment of goodwill in respect of Romania and Spain (see note 4 “Impairment losses”); pre-impairment balance sheet carrying values were higher under IFRS 15 for these entities, consequently impairment charges are higher on an IFRS 15 basis. Of which: Contract liabilities1,818(43) 1,775 Other payables1,562(49) 1,513 Of which: Contract liabilities574(2) 572 Of which: Contract assets3,671(1,247)2,424 Trade receivables4,701–4,701 Deferred acquisition costs1,067(1,067)– Fulfilment costs65(65) – Of which: Contract assets531(180)351 Trade receivables376–376 Deferred acquisition costs366(366)– Fulfilment costs9(9)– 190 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information 2. Related undertakings A full list of all of our subsidiaries, joint arrangements and associated undertakings is detailed below. A full list of subsidiaries, joint arrangements and associated undertakings (as defined in the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008) as at 31 March 2019 is detailed below. No subsidiaries are excluded from the Group consolidation. Unless otherwise stated the Company’s subsidiaries all have share capital consisting solely of ordinary shares and are indirectly held. The percentage held by Group companies reflect both the proportion of nominal capital and voting rights unless otherwise stated. Subsidiaries Accounting policies A subsidiary is an entity controlled by the Company. Control is achieved where the Company has existing rights that give it the current ability to direct the activities that affect the Company’s returns and exposure or rights to variable returns from the entity. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Group. All intra-group transactions, balances, income and expenses are eliminated on consolidation. Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Group’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling shareholder’s share of changes in equity since the date of the combination. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance. % of share class held by Group Companies % of share class held by Group Companies % of share class held by Group Companies Company name Share class Company name Share class Company name Share class Albania Brazil China Vodafone Albania Sh.A 99.94 Ordinary shares Vodafone Serviços Empresariais Brasil Ltda. 100.00 Ordinary shares Vodafone Automotive Technologies (Beijing) Co, Ltd 100.00 Ordinary shares Angola Cable & Wireless Communications Technical Service (Shanghai) Co. Ltd – Beijing Branch 2 100.00 Branch Cobra do Brasil Serviços de Telemàtica ltda. (in process of dissolution) 70.00 Ordinary shares Vodacom Business (Angola) Limitada 5 59.90 Ordinary shares Vodafone China Limited (China) 100.00 Equity interest shares Argentina Vodafone Empresa Brasil Telecomunicações Ltda 100.00 Ordinary shares CWGNL S.A. 100.00 Ordinary shares Vodafone Enterprise Communications Technical Service (Shanghai) Co., Ltd. 100.00 Ordinary shares Australia Bulgaria Congo, The Democratic Republic of the Talkland Australia Pty Limited 100.00 Ordinary shares Vodafone Enterprise Bulgaria EOOD 100.00 Ordinary shares Vodacom Congo (RDC) SA 4,5 30.85 Ordinary shares Cameroon Vodafone Enterprise Australia Pty Limited 100.00 Ordinary shares Cote d’Ivoire Austria Vodacom Business Cameroon SA 5 60.50 Ordinary shares Vodacom Business Cote D’Ivoire s.a.r.l.5 60.50 Ordinary shares Canada Vodafone Enterprise Austria GmbH 100.00 Ordinary shares Cyprus Bahrain Vodafone Canada Inc. 100.00 Common shares Vodafone Mobile Operations Limited 100.00 Ordinary shares Cayman Islands Vodafone Enterprise Bahrain W.L.L. 100.00 Ordinary shares Czech Republic Belgium CGP Investments (Holdings) Limited 100.00 Ordinary shares Vodafone Belgium SA/NV 100.00 Ordinary shares Oskar Mobil S.R.O. 100.00 Ordinary shares Chile Vodafone Czech Republic A.S. 100.00 Ordinary shares Vodafone Enterprise Europe (UK) Limited – Czech Branch 2 100.00 Branch Vodafone Enterprise Chile S.A. 100.00 Ordinary shares 222 Miraflores, P.28, Santiago, Metrop, 97-763, Chile Malta House, rue Archimède 25, 1000 Bruxelles, Belgium náměstí Junkových 2, Prague 5, Czech Republic, 155 00, Czech Republic 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands RSM Bahrain, 3rd floor Falcon Tower, Diplomatic Area, Manama, PO BOX 11816, Bahrain Ali Rıza Efendi Caddesi No:33/A Ortaköy, Lefkoşa, Cyprus 3280 Bloor Street West, Suite 1140, 11 Floor, Centre Tower, Toronto ON M8X 2X3, Canada c/o Stolitzka & Partner Rechtsanwälte OG, Kärntner Ring 12, 3. Stock, 1010, Wien, Austria No 62, Rue du Docteur Blanchard, Zone 4C, Abidjan, Cote d’Ivoire Porte 201A 3eme Etage Entree C, immeuble SOCAR, Boulevard de la liberte, Akwa, Douala, Cameroon Mills Oakley, Level 7, 151 Clarence Street, Sydney NSW 2000, Australia 292 Avenue de la Justice, Commune de la Gombe, Kinshasa, Congo 10 Tsar Osvoboditel Blvd., 3rd Floor, Spredets Region, Sofia, 1000, Bulgaria Level 1, 177 Pacific Highway, North Sydney NSW 2060, Australia Unit 558-560, 5/F Standard Chartered Bank Tower, No.201 Century Avenue, Pudong District, Shanghai, 200120, China Cerrito 348, 5 to B, C1010AAH, Buenos Aires, Argentina Rua Boa Vista, 01014-907, 254, 13th Floor, Suite 38, Centro, City of São Paulo, State of São Paulo, Brazil Rua Fernao de Sousa, Condominio do Benga, 10A, Vila Alice, Luanda, Angola Level 9, Tower 2, China Central Place, Room 940, No.79 Jianguo Road, Chaoyang District, Beijing, 100025, China Av José Rocha Bonfim, 214, Cond Praça Capital – Edifício Toronto, sls 228/229 13080-900 Jardim Santa Genebra – Campinas, São Paulo, Brazil Building 21, 11, Kangding St., BDA, Beijing, 100176 – China, China Avenida Cidade Jardim, 400, 7th and 20th Floors, Jardim Paulistano, São Paulo, Brazil, 01454-000 Autostrada Tirane-Durres, Rruga: “Pavaresia”, Nr 61, Kashar, Tirana, Albania 3 191 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 32. Related undertakings (continued) % of share class held by Group Companies % of share class held by Group Companies % of share class held by Group Companies Company name Share class Company name Share class Company name Share class Vodafone Stiftung Deutschland Gemeinnutzige GmbH 100.00 Ordinary shares Denmark Hong Kong Vodafone Vierte Verwaltungs AG 100.00 Ordinary shares Vodafone Enterprise Denmark A/S 100.00 Ordinary (DKK) shares Vodafone Enterprise Global Network HK Ltd (merged with Vodafone Enterprise Hong Kong Limited on 1 April 2019) 100.00 Ordinary shares Egypt KABELCOM Braunschweig Gesellschaft Fur Breitbandkabel-Kommunikation Mit Beschrankter Haftung 3 76.70 Ordinary shares Vodafone Enterprise Hong Kong Ltd 100.00 Ordinary shares Vodafone For Trading 54.95 Ordinary shares Hungary Urbana Teleunion Rostock GmbH & Co.KG 3 53.69 Ordinary shares Starnet 55.00 Ordinary shares VSSB Vodafone Shared Services Budapest Private Limited Company 100.00 Registered ordinary shares Sarmady Communications 55.00 Ordinary shares KABELCOM Wolfsburg Gesellschaft Fur Breitbandkabel-Kommunikation Mit Beschrankter Haftung 3 76.70 Ordinary shares Vodafone Magyarország Mobile Távközlési Zártkörűen Működő Részvénytársaság 100.00 Series A Registered common shares Vodafone International Services LLC 55.00 Ordinary shares Ghana India Vodafone Egypt Telecommunications S.A.E. 55.00 Ordinary shares Vodacom Business (Ghana) Limited 5 60.50 Ordinary shares and non-voting, irredeemable, non-cumulative preference shares Vodafone Data 55.00 Ordinary shares Cable and Wireless (India) Limited – Branch 2 100.00 Branch Finland Cable and Wireless Global (India) Private Limited 100.00 Ordinary shares Ghana Telecommunications Company Limited 70.00 Ordinary shares Preference shares Cable & Wireless Networks India Private Limited 100.00 Equity shares Vodafone Enterprise Finland OY 100.00 Ordinary shares France National Communications Backbone Company Limited 70.00 Ordinary shares Vodafone Ghana Mobile Financial Services Limited 70.00 Ordinary shares AG Mercantile Company Private Limited 100.00 Equity shares Vodafone Automotive Telematics Development S.A.S 100.00 Ordinary shares Jaykay Finholding (India) Private Limited 100.00 Equity shares, Preference shares Greece MV Healthcare Services Private Limited 100.00 Equity shares, Preference shares Vodafone Automotive France S.A.S 99.63 Ordinary shares Vodafone-Panafon Hellenic Telecommunications Company S.A. 99.87 Ordinary shares Nadal Trading Company Private Limited 100.00 Equity shares Vodafone Enterprise France SAS 100.00 New euro shares ND Callus Info Services Private Limited 100.00 Equity shares Vodafone Innovus S.A. 99.87 Ordinary shares Omega Telecom Holdings Private Limited 100.00 Equity shares Apollo Submarine Cable System Ltd – French Branch 2 100.00 Branch Plustech Mercantile Company Private Limited 100.00 Equity shares, Preference shares Cyta Telecommunications Hellas S.A. (merged with Vodafone-Panafon Hellenic Telecommunications Company S.A. on 1 April 2019) 99.87 Ordinary shares Germany SMMS Investments Pvt Limited 100.00 Equity shares, and 0.01% Non-convertible, cumulative, redeemable preference shares TKS Telepost Kabel-Service Kaiserslautern GmbH 3 76.70 Ordinary shares 360 Connect S.A. 99.87 Ordinary shares Kabel Deutschland Holding AG 3 76.70 Ordinary shares Telecom Investments India Private Limited 100.00 Equity shares, Preference shares Guernsey Kabel Deutschland Holding Erste 76.70 Ordinary shares 3 B eteiligungs GmbH UMT Investments Limited 100.00 Equity shares Kabel Deutschland Holding Zweite 76.70 Ordinary shares 3 B eteiligungs GmbH FB Holdings Limited 100.00 Ordinary shares Kabel Deutschland Neunte Beteiligungs GmbH 100.00 Ordinary shares Le Bunt Holdings Limited 100.00 Ordinary shares Usha Martin Telematics Limited 100.00 Equity shares Silver Stream Investments Limited 100.00 Ordinary shares Kabel Deutschland Siebte Beteiligungs GmbH 3 76.70 Ordinary shares VBA Holdings Limited 5 60.50 Ordinary shares and non-voting, irredeemable, non-cumulative Vodafone Kabel Deutschland GmbH 3 76.70 Ordinary shares Vodafone Global Services Private Limited 100.00 Equity shares Vodafone Kabel Deutschland Kundenbetreuung GmbH 3 76.70 Ordinary shares preference shares VBA International Limited 5 60.50 Ordinary shares, and non-voting, irredeemable, non-convertible, non-cumulative preference shares Scorpios Beverages Pvt. Ltd 100.00Equity shares Vodafone Automotive Deutschland GmbH 100.00 Ordinary shares Vodafone India Services Private Limited 100.00 Ordinary shares CRVSH GmbH 100.00 Ordinary shares Vodafone Enterprise Germany GmbH 100.00 Ordinary shares, Ordinary #2 shares Vodafone GmbH 100.00 Ordinary A shares, Ordinary B shares Vodafone Group Services GmbH 100.00 Ordinary shares Vodafone Institut für Gesellschaft und Kommunikation GmbH 100.00 Ordinary shares Ferdinand-Braun-Platz 1, 40549, Duesseldorf, Germany Buschurweg 4, 76870, Kandel, Germany Indiabulls Finance Center, 1201, 12 Floor, Tower 1, Senapati Bapat Road, Elphinstone (West), Maharashtra, 400013, India Roseneath, The Grange, St Peter Port, GY1 2QJ, Guernsey Business @ Mantri, Tower A, 3rd Floor, S No.197, Wing A1 & A2, Near Hotel Four Points, Lohegaon, Pune, Maharashtra, 411014, India 8th Floor, RDB Boulevard, Plot K-1, Block-EP & GP, Sector – V, Saltlake City, Kolkata, West Bengal, 700091, India Martello Court, Admiral Park, St. Peter Port, GY1 3HB, Guernsey Betastraße 6-8, 85774 Unterföhring, Germany Pireos 163 & Ehelidon, Athens, 11854, Greece Altes Forsthaus 2, 67661, Kaiserslautern, Germany Alexandras Avenue 128, ATHENS, ATHENS, 11471, Greece Rue Champollion, 22300, Lannion, France 12,5 km National Road Athens – Lamia, Metamorfosi / Athens, 14452, Greece EuroPlaza Tour, 20 Avenue Andre Prothin, La Défense Cedex-France (149153), 92400, Courbevoie, France 1-3 Tzavella str, 152 31 Halandri, Athens, Greece 144, Avenue Roger Salengro, 92372 – Chaville Cedex, France 1300 route de Cretes, Le WTC, Bat I1, 06560, Valbonne Soph, France 127, Maker Chamber III, Nariman Point, Mumbai, Maharashtra, 400021, India c/o Eversheds Asianajotoimisto Oy, Fabianinkatu 29 B, Helsinki, 00100, Finland Telecom House, Nsawam Road, Accra-North, Greater Accra Region, PMB 221, Ghana Smart Village C3 Vodafone Building, Egypt 10th Floor, Tower A&B, Global Technology Park, (Maple Tree Building), Marathahalli Outer Ring Road, Devarabeesanahalli Village, Varthur Hobli, Bengaluru, Karnataka, 560103, India 3rd Floor, The Elizabeth Building, 68 Senchi Link, Airport Residential Area, Accra, Ghana Site No 15/3C, Central Axis, 6th October City, Egypt Piece No. 1215, Plot of Land No. 1/14a, 6th October City, Egypt 6 Lechner Ödön fasor, Budapest, 1096, Hungary Seilerstrasse 18, 38440, Wolfsburg, Germany 54 El Batal Ahmed Abed El Aziz, Mohandseen, Giza, Egypt 40-44 Hungaria Krt., Budapest, H-1087, Hungary 37 Kaser El Nil St, 4th. Floor, Cairo, Egypt Nobelstrasse 55, 18059, Rostock, Germany 17 Port Said Street, Maadi El Sarayat, Cairo, Egypt Friedrich-Wilhelm-Strasse 2, 38100, Braunschweig, Germany Level 24, Dorset House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong Tuborg Boulevard 12, 2900, Hellerup, Denmark 192 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information % of share class held by Group Companies % of share class held by Group Companies % of share class held by Group Companies Company name Share class Company name Share class Company name Share class Trans Crystal Ltd. 100.00 Ordinary shares Ireland Kenya Vodafone Mauritius Ltd. 100.00 Ordinary shares Vodafone Tele-Services (India) Holdings Limited 100.00 Ordinary shares Cable & Wireless GN Limited 100.00 Ordinary shares M-PESA Holding Co. Limited 100.00 Equity shares Eudokia Limited 100.00 Ordinary shares Vodafone Telecommunications (India) Limited 100.00 Ordinary shares Vodafone Kenya Limited 65.43 Ordinary voting shares Stentor Limited 100.00 Ordinary shares VF Ireland Property Holdings Limited 100.00 Ordinary euro shares Mexico Korea, Republic of Vodafone Enterprise Global Limited 100.00 Ordinary shares Vodafone Empresa México S.de R.L. de C.V. 100.00 Corporate certificate series A shares, Corporate certificate series B shares Vodafone Global Network Limited 100.00 Ordinary shares Vodafone Automotive Korea Limited 100.00 Ordinary shares Vodafone Group Services Ireland Limited 100.00 Ordinary shares Vodafone Ireland Distribution Limited 100.00 Ordinary shares Vodafone Enterprise Korea Limited 100.00 Ordinary shares Morocco Vodafone Ireland Limited 100.00 Ordinary shares Luxembourg Vodafone Ireland Marketing Limited 100.00 Ordinary shares Vodafone Maroc SARL 79.75 Ordinary shares Tomorrow Street GP S.à r.l. 100.00 Ordinary shares Vodafone Ireland Retail Limited 100.00 Ordinary shares Mozambique Vodafone Asset Management 100.00 Ordinary shares Italy Services S.à r.l. Vodafone Enterprise Global Businesses S.à r.l. 100.00 Ordinary shares Vodafone Global Enterprise (Italy) S.R.L. 100.00 Ordinary shares VM, SA 5 51.42 Ordinary shares Vodafone International 1 S.à r.l. 100.00 Ordinary shares Vodafone M-Pesa, S.A 5 51.42 Ordinary shares Vodafone International M S.à r.l. 100.00 Ordinary shares Netherlands Vodafone Investments Luxembourg S.à r.l. 100.00 Ordinary shares Vodafone Automotive Italia S.p.A 100.00 Ordinary shares Vodafone Luxembourg 5 S.à r.l. 100.00 Ordinary shares Vodafone Enterprise Netherlands B.V. 100.00 Ordinary shares Vodafone Automotive Electronic Systems S.r.L 100.00 Ordinary shares Vodafone Luxembourg S.à r.l. 100.00 Ordinary shares Vodafone Procurement Company 100.00 Ordinary shares S.à r.l. Vodafone Europe B.V. 100.00 Ordinary shares Vodafone Automotive SpA 100.00 Ordinary shares Vodafone International Holdings B.V. 100.00 Ordinary shares Vodafone Real Estate S.à.r.l. 100.00 Ordinary shares Vodafone Italia S.p.A. 100.00 Ordinary shares Vodafone Roaming Services S.à r.l. 100.00 Ordinary shares Vodafone Panafon International Holdings B.V. 99.87 Ordinary shares VEI S.r.l. 100.00 Partnership interest shares Vodafone Services Company S.à r.l. 100.00 Ordinary shares Vodafone Enterprise Luxembourg S.A. 100.00 Ordinary euro shares New Zealand Vodafone Enterprise Italy S.r.L 100.00 Euro shares Malaysia Vodafone Gestioni S.p.A. 100.00 Ordinary shares Vodafone Mobile NZ Limited 100.00 Ordinary shares Vodafone Servizi E Tecnologie S.R.L. 100.00 Equity shares Vodafone New Zealand Foundation Limited 100.00 Ordinary shares Vodafone Global Enterprise (Malaysia) Sdn Bhd 100.00 Ordinary shares Vodafone New Zealand Holdings Limited 100.00 Ordinary shares Japan Malta Vodafone New Zealand Limited 100.00 Ordinary shares Vodafone Next Generation Services Limited 100.00 Ordinary shares Vodafone Automotive Japan KK 100.00 Ordinary shares Multi Risk Indemnity Company Limited 100.00 ‘A’ ordinary shares, ‘B’ ordinary shares BayCity Communications Limited 100.00 Ordinary shares Vodafone Enterprise U.K. – Japanese Branch 2 100.00 Branch Multi Risk Limited 100.00 ‘A’ ordinary shares, ‘B’ ordinary shares Nigeria Vodafone Global Enterprise (Japan) K.K. 100.00 Ordinary shares Vodafone Malta Limited 100.00 Ordinary shares Vodacom Business Africa (Nigeria) Limited 5 60.50 Ordinary shares, Preference shares Mauritius Jersey Norway Aztec Limited 100.00 Ordinary shares Mobile Wallet VM1 5 60.50 Ordinary shares Globe Limited 100.00 Ordinary shares Mobile Wallet VM2 5 60.50 Ordinary shares Vodafone Enterprise Norway AS 100.00 Ordinary shares Plex Limited 100.00 Ordinary shares VBA (Mauritius) Limited 5 60.50 Ordinary shares, Redeemable preference shares Vizzavi Finance Limited 100.00 Ordinary shares Vodafone International 2 Limited 100.00 Ordinary shares Vodacom International Limited 5 60.50 Ordinary shares, Non-cumulative preference shares Vodafone Limited – Norway Branch 2 100.00 Branch Vodafone Jersey Dollar Holdings Limited 100.00 Limited Liability shares Poland Vodafone Jersey Finance 100.00 Ordinary shares, B shares, C shares, D shares, F shares, Al-Amin Investments Limited 100.00 Ordinary shares G shares Vodafone Business Poland sp. z o.o. 100.00 Ordinary shares Array Holdings Limited 100.00 Ordinary shares Vodafone Jersey Yen Holdings Unlimited 100.00 Limited liability shares Asian Telecommunication Investments (Mauritius) Limited 100.00 Ordinary shares CCII (Mauritius), Inc. 100.00 Ordinary shares CGP India Investments Ltd. 100.00 Ordinary shares Euro Pacific Securities Ltd. 100.00 Ordinary shares Mobilvest 100.00 Ordinary shares Prime Metals Ltd. 100.00 Ordinary shares Ul. Złota 59, 00-120 , Warszawa, Poland Fifth Floor, Ebene Esplanade, 24 Cybercity, Ebene, Mauritius Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom c/o EconPartner AS, Dronning Mauds gate 15, Oslo, 0250, Norway 44 Esplanade, St Helier, JE4 9WG, Jersey 10th Floor, Standard Chartered Towers, 19 Cybercity, Ebene, Mauritius 3A Aja Nwachukwu Close, Ikoyi, Lagos, Nigeria 8 Butler Street, Timaru, 7910, New Zealand Marunouchi Trust Tower North 15F, 8-1, Marunouchi 1-chome, level 15 , Chiyoda-ku, Tokyo, Japan SkyParks Business Centre, Malta International Airport, Luqa, LQA 4000, Malta KAKiYa building, 9F, , 2-7-17 Shin-Yokohama, , Kohoku-ku, Yokoha-City, Kanagawa, 222-0033 , Japan Suite 13.03, 13th Floor, Menara Tan & Tan, 207 Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia 74 Taharoto Road, Takapuna, Auckland, 0622, New Zealand Via Lorenteggio 240, 20147, Milan, Italy Via Jervis 13, 10015, Ivrea, Tourin, Italy Via Astico 41, 21100 Varese, Italy Rivium Quadrant 173, 15th Floor, 2909 LC, Capelle aan den IJssel, Netherlands SS 33 del Sempione KM 35, 212, 21052 Busto Arsizio (VA), Italy Piazzale Luigi Cadorna, 4, 20123, Milano, Italy Rua dos Desportistas, Numero 649, Cidade de Maputo, Mozambique 15 rue Edward Steichen, Luxembourg, 2540, Luxembourg 129 Rue du Prince Moulay, Abdellah, Casablanca, Morocco ASEM Tower level 37, 517 Yeongdong-daero, Gangnam-gu, Seoul, 135-798, Korea, Republic of 3rd Floor, 54 Gongse-ro, Gieheung-gu, Yongin-si, Gyeonggi-do, Korea, Republic of Insurgentes Sur #1377 8th Floor, Colonia Insurgentes Mixcoac, Mexico City, Mexico 03920 6th Floor, ABC Towers, ABC Place, Waiyaki Way, Nairobi, 00100, Kenya Mountainview, Leopardstown, Dublin 18, Ireland 193 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 32. Related undertakings (continued) % of share class held by Group Companies % of share class held by Group Companies % of share class held by Group Companies Company name Share class Company name Share class Company name Share class 5 Vodacom (Pty) Limited 60.50 Ordinary shares, Ordinary A shares Portugal Turkey Vodacom Business Africa Group (Pty) Limited 5 60.50 Ordinary shares Vodafone Portugal – Comunicacoes Pessoais, S.A. 1 100.00 Ordinary shares Vodafone Holding A.S. 100.00 Registered shares Vodacom Financial Services 60.50 Ordinary shares ( Proprietary) Limited 5 Vodafone Dagitim, Servis ve Icerik Hizmetleri A.S. 100.00 Ordinary shares Oni Way – Infocomunicacoes, S.A 100.00 Ordinary shares Vodacom Group Limited 5 60.50 Ordinary shares Vodafone Net İletişim Hizmetleri A.Ş. 100.00 Ordinary shares Vodacom Insurance Administration Company (Proprietary) Limited 5 60.50 Ordinary shares Vodafone Enterprise Spain, S.L.U. – Portugal Branch 2 100.00 Branch Vodafone Elektronik Para Ve Ödeme Hizmetleri A.Ş. 100.00 Registered shares Vodacom Insurance Company (RF) Limited 5 60.50 Ordinary shares Romania Vodafone Telekomunikasyon A.S 100.00 Registered shares Vodacom International Holdings (Pty) Limited 5 60.50 Ordinary shares Vodafone Bilgi Ve Iletisim Hizmetleri AS 100.00 Registered shares Vodacom Life Assurance Company (RF) Limited 5 60.50 Ordinary shares Vodafone Romania S.A 100.00 Ordinary shares Vodacom Payment Services (Proprietary) Limited 5 60.50 Ordinary shares Vodafone Teknoloji Hizmetleri A.S. 100.00 Registered shares Vodafone România M – Payments SRL 100.00 Ordinary shares Vodacom Properties No 1 (Proprietary) Limited 5 60.50 Ordinary shares Ukraine Vodafone România Technologies SRL 100.00 Ordinary shares Vodacom Properties No.2 (Pty) 60.50 Ordinary shares 5 L imited LLC Vodafone Enterprise Ukraine 100.00 Ordinary shares Wheatfields Investments 276 60.50 Ordinary shares ( Proprietary) Limited 5 United Arab Emirates Vodafone Shared Services Romania SRL 100.00 Ordinary shares XLink Communications (Proprietary) Limited 5 60.50 Ordinary A Shares Vodafone Enterprise Europe (UK) Limited – Dubai Branch 2 100.00 Branch Spain Evotracking SRL 100.00 Ordinary shares United Kingdom Russian Federation Vodafone Automotive Iberia S.L. 100.00 Ordinary shares Vodafone Enabler España, S.L. 100.00 Ordinary shares Thus Group Holdings Limited 100.00 Ordinary shares Cable & Wireless CIS Svyaz LLC 100.00 Charter capital shares Vodafone Enterprise Spain SLU 100.00 Ordinary shares, Ordinary euro shares Thus Group Limited 100.00 Ordinary shares, Cumulative participating non-redeemable Vodafone Espana S.A.U. 100.00 Ordinary shares Vodafone Global Enterprise Russia LLC 100.00 Equity shares preference shares Vodafone Holdings Europe S.L.U. 100.00 Ordinary shares Thus Profit Sharing Trustees Limited 100.00 Ordinary shares Vodafone ONO, S.A.U. 100.00 Ordinary A shares Serbia Vodafone Servicios S.L.U. 100.00 Ordinary shares Sweden Vodafone Enterprise Equipment Limited Ogranak u Beogradu 2 100.00 Branch Vodafone (NI) Limited 100.00 Ordinary shares Singapore Vodafone Enterprise Sweden AB 100.00 Ordinary shares, Shareholder’s contribution Pinnacle Cellular Group Limited 100.00 Ordinary shares Pinnacle Cellular Limited 100.00 Ordinary shares shares Vodafone Enterprise Singapore Pte.Ltd 100.00 Ordinary shares Vodafone (Scotland) Limited 100.00 Ordinary shares Switzerland Woodend Group Limited 100.00 Ordinary shares Slovakia Woodend Holdings Limited 100.00 Ordinary shares, Redeemable preference Vodafone Enterprise Switzerland AG 100.00 Ordinary shares Vodafone Czech Republic A.S. – Slovakia Branch 2 100.00 Branch Vodafone Automotive Telematics S.A 100.00 Ordinary shares Energis (Ireland) Limited 100.00 A Ordinary shares, B Ordinary shares, C Ordinary shares Vodafone Global Network Limited – Slovakia Branch 2 100.00 Branch South Africa Vodafone Enterprise Switzerland AG – Agno Branch 2 100.00 Branch Cable and Wireless Worldwide South Africa (Pty) Ltd 100.00 Ordinary shares Taiwan Navtrak Ltd 100.00 Ordinary shares Vodafone Automotive UK Limited 100.00 Ordinary shares Vodafone Holdings (SA) Proprietary Limited 100.00 Ordinary shares Vodafone Global Enterprise Taiwan Limited 100.00 Ordinary shares Vodacom Business Africa Group Services Limited 5 60.50 Ordinary shares, Preference shares Vodafone Investments (SA) Proprietary Limited 100.00 Ordinary A shares, “B” ordinary no par value shares Tanzania, United Republic of Vodacom UK Limited 5 60.50 Ordinary shares, Non-redeemable ordinary A shares, Ordinary B shares, Non-irredeemable preference shares Gateway Communications Tanzania Limited (in liquidation) 5 59.89 Ordinary shares GS Telecom (Pty) Limited 5 60.50 Ordinary shares Mezzanine Ware Proprietary Limited (RF) 5 54.45 Ordinary shares Motifprops 1 (Proprietary) Limited 5 60.50 Ordinary shares Scarlet Ibis Investments 23 (Pty) Limited 5 60.50 Ordinary shares Vodacom Corporate Park, 082 Vodacom Boulevard, Midrand, 1685, South Africa 3rd Floor, Maktaba (Library), ComplexBibi, Titi Mohaned Road, Dar es Salaam, Tanzania, United Republic of Staple Court, 11 Staple Inn Building, London, WC1V 7QH, United Kingdom 9 Kinross Street, Germiston South, 1401, South Africa 22F., No.100, Songren Road., Xinyi District, Taipei City, 11070, Taiwan 319 Frere Road, Glenwood, 4001, South Africa Shuttleworth House, 21 Bridgewater Close, Network 65 Business Park, Hapton, Burnley, Lancashire, England, BB11 5TE, United Kingdom World Trade Center, Lia Lugano 13, 6982, Agno, Ticino, Switzerland Zochova 6-8, Bratislava, 811 03, Slovakia Quarry Corner, Dundonald, Belfast, BT16 1UD, Northern Ireland Via Franscini 10, 6850 Mendrisio, Switzerland Prievozská 6 , Bratislava, 821 09 Schiffbaustrasse 2, 8005, Zurich, Switzerland Asia Square Tower 2, 12 Marina View, #17-01, Singapore, 018961, Singapore Leven House, 10 Lochside Place, Edinburgh Park, Edinburgh, Scotland, EH12 9RG, United Kingdom c/o Hellström advokatbyrå, Box 7305, 103 90, Stockholm, Sweden Vladimira Popovića 38-40, New Belgrade, 11070, Serbia Imperial House, 4 – 10 Donegall Square East, Belfast, BT1 5HD Room 26, Floor 1, bld. “A”, Kotelnicheskaya Embankment 1/15, 105005, Moscow, Russian Federation Avenida de América 115, 28042, Madrid, Spain 1-2 Berkeley Square, 99 Berkeley Street, Glasgow, G3 7HR, Scotland Build. 2, 14/10, Chayanova str., 125047, Moscow, Russian Federation Antracita, 7 – 28045, Madrid CIF B-91204453, Spain Șoseaua Vestului no. 1A, West Mall Ploiești, First Floor, Ploiești, Romania Office 101, 1st Floor, DIC Building 1, Dubai Internet City, Dubai, United Arab Emirates Sectorul 4, Strada Oltenitei, Nr. 2, Etaj 3, Bucureşti, Romania Bohdana Khmelnytskogo Str. 19-21, Kyiv, Ukraine Sectorul 2, Strada Barbu Vacarescu, Nr. 201, Etaj 1, Bucureşti, Romania İTÜ Ayazağa Kampüsü, Koru Yolu, Arı Teknokent Arı 3 Binası, Maslak, İstanbul, 586553, Turkey 201 Barbu Vacarescu, 8th Floor, 2nd District, Bucharest, Romania Av. da República, 50 – 10º, 1069-211, Lisboa, Portugal Büyükdere Caddesi, No: 251, Maslak, Şişli / İstanbul, Turkey, 34398, Turkey Av. D. João II, nº 36 – 8º Piso, 1998 – 017, Parque das Nações, Lisboa, Portugal 194 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information % of share class held by Group Companies % of share class held by Group Companies % of share class held by Group Companies Company name Share class Company name Share class Company name Share class Voda Limited 100.00 Ordinary shares; Zero coupon redeemable preference shares Vodafone Hire Limited 100.00 Ordinary shares Vodafone Holdings Luxembourg 100.00 Ordinary shares AAA (Euro) Limited 100.00 Ordinary shares Limited Apollo Submarine Cable System 100.00 Ordinary shares Vodafone Intermediate Enterprises Limited 100.00 Ordinary shares Vodafone (New Zealand) Hedging Limited 100.00 Ordinary shares imited L Aspective Limited 100.00 Ordinary shares, A preference shares, B preference shares, C preference shares Vodafone International Holdings Limited 100.00 Ordinary shares Vodafone 2. 100.00 Ordinary shares Vodafone 4 UK 100.00 Ordinary shares Vodafone International Operations Limited 100.00 Ordinary shares Vodafone 5 Limited 100.00 Ordinary shares Vodafone 5 UK 100.00 Ordinary shares Vodafone Investment UK 100.00 Ordinary shares Astec Communications Limited 100.00 Ordinary shares Vodafone 6 UK 100.00 Ordinary shares Vodafone Investments Australia Limited 100.00 Ordinary shares Bluefish Communications Limited 100.00 Ordinary A shares, Ordinary B shares, Ordinary C shares, Ordinary D shares Vodafone Americas 4 100.00 Ordinary shares Vodafone Investments Limited 1 100.00 Ordinary shares, Zero coupon Vodafone Benelux Limited 100.00 Ordinary shares, Preference shares redeemable shares Cable & Wireless Aspac Holdings 100.00 Ordinary shares Vodafone Business Solutions Limited 100.00 Ordinary shares Limited Vodafone IP Licensing Limited 1 100.00 Ordinary shares Cable & Wireless CIS Services Limited 100.00 Ordinary shares Vodafone Limited 100.00 Ordinary shares Vodafone Cellular Limited 1 100.00 Ordinary shares Vodafone M.C. Mobile Services Limited 100.00 Ordinary shares; A preference Vodafone Central Services Limited 100.00 Ordinary shares Cable & Wireless Communications Data Network Services Limited 100.00 ‘A’ ordinary shares, ‘B’ ordinary shares Vodafone Connect 2 Limited 100.00 Ordinary shares Vodafone Marketing UK 100.00 Ordinary shares Cable & Wireless Europe Holdings Limited 100.00 Ordinary shares Vodafone Connect Limited 100.00 Ordinary shares Vodafone Mobile Communications Limited 100.00 Ordinary shares Vodafone Consolidated Holdings 100.00 Ordinary shares Cable & Wireless Global Business Services Limited 100.00 Ordinary shares Limited Vodafone Mobile Enterprises Limited 100.00 A-ordinary shares, Ordinary one Vodafone Corporate Limited 100.00 Ordinary shares Cable & Wireless Global Holding Limited 100.00 Ordinary shares pound shares Vodafone Corporate Secretaries Limited 1 100.00 Ordinary shares Vodafone Mobile Network Limited 100.00 A-ordinary shares, Ordinary one pound shares Cable & Wireless Global Telecommunication Services Limited 100.00 Ordinary shares Vodafone DC Pension Trustee Company Limited 1 100.00 Ordinary shares Vodafone Nominees Limited 1100.00 Ordinary shares Vodafone Distribution Holdings Limited 100.00 Ordinary shares Cable & Wireless UK Holdings Limited 100.00 Ordinary shares Vodafone Oceania Limited 100.00 Ordinary shares Vodafone Enterprise Corporate Secretaries Limited 100.00 Ordinary shares Vodafone Old Show Ground Site Management Limited 100.00 Ordinary shares Cable & Wireless Worldwide Limited 100.00 Ordinary shares, Redeemable preference shares Vodafone Enterprise Equipment Limited 100.00 Ordinary shares Vodafone Overseas Finance Limited 100.00 Ordinary shares Cable & Wireless Worldwide Voice Messaging Limited 100.00 Ordinary shares Vodafone Overseas Holdings Limited 100.00 Ordinary shares Vodafone Enterprise Europe (UK) Limited 100.00 Ordinary shares Cable and Wireless (India) Limited 100.00 Ordinary shares Vodafone Panafon UK 100.00 Ordinary shares Vodafone Enterprise U.K. 100.00 Ordinary shares, Fixed rate irredeemable preference shares, Non-voting redeemable participating shares, Voting redeemable fixed rate preference Cable and Wireless Nominee Limited 100.00 Ordinary shares Vodafone Partner Services Limited 100.00 Ordinary shares, Redeemable Cellops Limited 100.00 Ordinary shares preference shares Central Communications Group Limited 100.00 Ordinary shares, Ordinary A shares Vodafone Property Investments Limited 100.00 Ordinary shares Energis Communications Limited 100.00 Ordinary shares Vodafone Retail (Holdings) Limited100.00 Ordinary shares Energis Squared Limited 100.00 Ordinary shares Vodafone Retail Limited 100.00 Ordinary shares Flexphone Limited 100.00 Ordinary shares shares Vodafone Sales & Services Limited 100.00 Ordinary shares General Mobile Corporation 100.00 Ordinary shares Vodafone Euro Hedging Limited 100.00 Ordinary shares Vodafone Satellite Services Limited 100.00 Ordinary shares imited L Vodafone Euro Hedging Two 100.00 Ordinary shares Vodafone UK Content Services Limited 100.00 Ordinary shares egend Communications Limited L 100.00 Ordinary shares Vodafone Europe UK 100.00 Ordinary shares London Hydraulic Power Company 100.00Ordinary shares, 5% Non-Cumulative preference shares Vodafone European Investments 1 100.00 Ordinary shares Vodafone UK Investments Limited 100.00 Ordinary shares Vodafone European Portal 100.00 Ordinary shares Vodafone UK Limited 1 100.00 Ordinary shares Limited 1 Vodafone Ventures Limited 1 100.00 Ordinary shares MetroHoldings Limited 100.00 Ordinary shares Vodafone Finance Limited 1 100.00 Ordinary shares Vodafone Worldwide Holdings Limited 100.00 Ordinary shares; Cumulative preference ML Integration Group Limited 100.00 Ordinary shares, Redeemable Vodafone Finance Luxembourg Limited 100.00 Ordinary shares preference shares Vodafone Finance Sweden 100.00 Ordinary shares, Vodafone Yen Finance Limited 100.00 Ordinary shares ML Integration Services Limited 100.00 Ordinary shares Ordinary deferred Vodafone-Central Limited 100.00 Ordinary shares Project Telecom Holdings Limited 1 100.00 Ordinary shares Vodafone Finance UK Limited100.00 Ordinary shares Vodaphone Limited 100.00 Ordinary shares PTI Telecom Limited (dissolved 2 April 2019) 100.00 Ordinary shares Vodafone Financial Operations 100.00 Ordinary shares Vodata Limited 100.00 Ordinary shares Vodafone Global Content Services Limited 100.00 Ordinary shares, 5% fixed rate non-voting preference shares Your Communications Group Limited 100.00 A ordinary shares, B ordinary shares, Redeemable preference shares Rian Mobile Limited 100.00 Ordinary shares Singlepoint (4U) Limited 50.00 Ordinary shares Talkland Communications Limited 100.00 Ordinary shares Vodafone Global Enterprise Limited 100.00 Ordinary shares; Deferred shares, B deferred shares Talkland International Limited 100.00 Ordinary shares Talkmobile Limited 100.00 Ordinary shares Vodafone Group (Directors) Trustee Limited 1 100.00 Ordinary shares Ternhill Communications Limited 100.00 Ordinary shares, Non-convertible redeemable preference shares Vodafone Group Pension Trustee Limited 1 100.00 Ordinary shares The Eastern Leasing Company Limited 100.00 Ordinary shares Vodafone Group Services Limited 100.00 Ordinary shares, Deferred shares Thus Limited 100.00 Ordinary shares Vodafone Group Services No.2 Limited 1 100.00 Ordinary shares Vizzavi Limited 100.00 Ordinary shares Vodafone Group Share Trustee Limited 1 100.00 Ordinary shares Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom 195 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 32. Related undertakings (continued) Associated undertakings and joint arrangements % of share class held by Group Companies % of share class held by Group Companies % of share class held by Group Companies Company name Share class Company Name Share Class Company Name Share Class United States Australia India Bluefish Communications Inc. 100.00 Common stock shares, Preference shares 3gis Properties (No. 1) Pty Ltd 25.00 Ordinary shares FireFly Networks Limited 22.64 Equity shares 3gis Properties (No. 2) Pty Ltd 25.00 Ordinary shares Cable & Wireless a-Services, Inc 100.00 Common shares 3gis Pty Limited 25.00 Ordinary shares Cable & Wireless Americas Systems, Inc. 100.00 Common stock shares Idea Telesystems Limited 45.28 Equity shares Mondjay Pty Limited 25.00 Ordinary shares Tovadan Pty Limited 25.00 Ordinary shares Vodafone Americas Virginia Inc. 100.00 Common stock shares Aditya Birla Idea Payments Bank Limited 22.19 Equity shares Vodafone US Inc. 100.00 Common stock shares, Preference 3GA Properties (No.3) Pty Limited H 50.00 Ordinary shares stock shares Mobile JV Pty Limited 25.00 Ordinary shares Zambia Mobileworld Communications 50.00 Ordinary shares Indus Towers Limited 7 47.05 Equity shares ty Limited P Mobileworld Operating Pty Ltd 50.00 Ordinary shares Vodafone m-pesa Limited 45.28 Equity shares Africonnect (Zambia) Limited 5 Vodafone Australia Pty Limited 50.00 Ordinary shares, Class B shares, Redeemable preference shares 60.50 Ordinary shares, Redeemable preference shares Vodafone Technology Solutions 45.28 Equity shares Limited Mobile Commerce Solutions Limited 45.28 Equity shares Vodafone Foundation Australia Pty Limited 50.00 Ordinary shares Vodafone Foundation 45.28 Equity shares Vodafone Hutchison Australia Pty Limited 50.00 Ordinary shares Vodafone India Ventures Limited 45.28 Equity shares Vodafone Hutchison Finance Pty Limited 50.00 Ordinary shares Vodafone Hutchison Receivables Pty Limited 50.00 Ordinary shares You Broadband India Limited 45.28 Equity shares Vodafone Hutchison Spectrum Pty Limited 50.00 Ordinary shares You System Integration Private Limited 45.28 Equity shares Vodafone Network Pty Limited 50.00 Ordinary shares Vodafone Pty Limited 50.00 Ordinary shares Connect (India) Mobile Technologies Private Limited 45.28 Equity shares Congo, The Democratic Republic of the 382011, Gujarat, India Idea Cellular Services Limited 45.28 Equity shares Vodacash S.A 5 30.85 Ordinary shares Vodafone Idea Limited 45.28 Equity shares Czech Republic Vodafone Business Services Limited 45.28 Equity shares COOP Mobil s.r.o. 33.33 Ordinary shares Vodafone India Digital Limited 45.28 Equity shares Egypt Vodafone Towers Limited 45.28Equity shares Ireland Wataneya Telecommunications S.A.E 50.00 Ordinary shares Germany Siro Limited 50.00 Ordinary shares Italy MNP Deutschland Gesellschaft bürgerlichen Rechts 33.33 Partnership share VND S.p.A. 35.00 Ordinary shares Verwaltung “Urbana Teleunion” Rostock GmbH 3 38.35 Ordinary shares Kenya Greece Safaricom PLC 6 26.13 Ordinary shares Safenet N.P,A. 24.97 Ordinary shares Vodacom Business (Kenya) Limited 5 48.40 Ordinary shares, Ordinary B shares Tilegnous IKE 49.94 Ordinary shares Lesotho Victus Networks S.A. 49.94 Ordinary shares Vodacom Lesotho (Pty) Limited 5 48.40 Ordinary shares Luxembourg Tomorrow Street SCA 50.00 Ordinary A shares, Ordinary B shares, Ordinary C shares 15 rue Edward Steichen, Luxembourg, 2540, Luxembourg 585 Mabile Road, Vodacom Park, Maseru, Lesotho Marathonos Ave 18 km & Pylou, Pallini, Attica, Pallini, Attica, 15351, Greece 56 Kifisias Avenue & Delfwn , Marousi, 151 25 The Riverfront, 4th floor, Prof. David Wasawo Drive, Off Riverside Drive, Nairobi, Kenya 43-45 Valtetsiou Str., Athens, Greece LR No. 13263, Safaricom House, Waiyaki Way, PO Box 66827-00800, Nairobi, Kenya Nobelstrasse 55, 18059, Rostock, Germany Via per Carpi 26/B, 42015, Correggio (RE), Italy 38 Berliner Allee, 40212, Düsseldorf, Germany Two Gateway, East Wall Road, Dublin 3, Ireland 23 Kasr El Nil St, Cairo, Egypt, 11211, Egypt U Rajské zahrady 1912/3, Praha 3, 130 00, Czech Republic Vodafone House, Corporate Road, Prahladnagar, Off S. G. Highway, Ahmedabad, Gujarat, 380051, India Suman Tower Plot No. 18, Sector No. 11, Gandhinagar, Building Comimmo II Ground Floor Right, 3157 Boulevard du 30 Juin, Commune de la Gombe, Kinshasa, DRC Congo, The Democratic Republic of the Skyline Ikon, 1st Floor, 86/92, Andheri Kurla Road, Marol Naka, Andheri East, Mumbai, Maharashtra, 400059, India Plot No 54, Marol Co-op Industrial Area, Makwana, , Off Andheri Kurla Road, Andheri East, Mumbai, Mumbai, Maharashtra, 400059, India May Building, The Gallery Office Park, Stand 4015, Lagos Road, Lusaka, Zambia Peninsula Corporate Park, Ganpatrao Kadam Marg, Lower Parel, Mumbai, 400 013, India Building No.10, Tower-A, 4th Floor, DFL Cyber City, Gurgaon – 122002, India Level 1, 177 Pacific Highway, North Sydney NSW 2060, Australia A4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai, Maharashtra, 400059, India A-26/5 Mohan Co-operative Industrial Estate, Mathura Road, New Delhi, New Delhi, Delhi, 110044, India 154 W 14th Street, 8th Floor, New York, NY 10011 A-19, Mohan Co-operative Industrial Estate, Mathura Road, New Delhi, New Delhi, Delhi, 110044, India c/-Telstra Corporation, Level 41, 242-282 Exhibition Street, Melbourne VIC 3000, Australia 196 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Notes: % of share class held by Group Companies % of share class held by Group Companies 1 2 3 Directly held by Vodafone Group Plc. Branches. Shareholding is indirect through Vodafone Kabel Deutschland GmbH. The Group has rights that enable it to control the strategic and operating decisions of Vodacom Congo (RDC) S.A. Shareholding is indirect through Vodacom Group Limited. The indirect shareholding is calculated using the 60.50% ownership interest in Vodacom. At 31 March 2019 the fair value of Safaricom Plc was KES 1,103.8 billion (€9,764 million) based on the closing quoted share price on the Nairobi Stock Exchange. Includes the indirect interest held through Vodafone Idea Limited. Company Name Share Class Company Name Share Class Netherlands Romania 4 5 Zoranet Connectivity Services B.V. 50.00 Ordinary shares Netgrid Telecom SRL 50.00 Ordinary shares 6 Russian Federation Vodafone Libertel B.V. 50.00 Ordinary shares 7 Autoconnex Limited 35.00 Ordinary shares Amsterdamse Beheer-en Consultingmaatschappij B.V. 50.00 Ordinary shares Seychelles FinCo Partner 1 B.V. 50.00 Ordinary shares LGE HoldCo V B.V. 50.00 Ordinary shares Cavalry Holdings Limited 5 29.64 Ordinary A shares LGE HoldCo VI B.V. 50.00 Ordinary shares East Africa Investments (Mauritius) Limited 5 29.64 Ordinary shares LGE Holdco VII B.V. 50.00 Ordinary shares LGE HoldCo VIII B.V. 50.00 Ordinary shares South Africa Vodafone Financial Services B.V. 50.00 Ordinary shares Vodafone Nederland Holding I B.V. 50.00 Ordinary shares Waterberg Lodge (Proprietary) Limited 5 30.25 Ordinary shares Vodafone Nederland Holding II B.V. 50.00 Ordinary shares VodafoneZiggo Group B.V. 50.00 Ordinary shares VodafoneZiggo Group Holding B.V. 50.00 Ordinary shares Jupicol (Proprietary) Limited 5 42.35 Ordinary shares VZ Financing I B.V. 50.00 Ordinary shares Storage Technology Services (Pty) Limited 5 30.85 Ordinary shares VZ Financing II B.V. 50.00 Ordinary shares Ziggo B.V. 50.00 Ordinary shares Tanzania, United Republic of Ziggo Deelnemingen B.V. 50.00 Ordinary shares Ziggo Finance 2 B.V. 50.00 Ordinary shares Ziggo Holding B.V. (name changed to VodafoneZiggo Employment B.V. on 18 April 2019) 50.00 Ordinary shares Shared Networks Tanzania Limited 5 37.28 Ordinary shares Ziggo Netwerk II B.V. 50.00 Ordinary shares Vodacom Tanzania Public Limited Company 5 37.28 Ordinary shares Ziggo Real Estate B.V. 50.00 Ordinary shares Ziggo Services B.V. 50.00 Ordinary shares Ziggo Services Employment B.V. 50.00 Ordinary shares M-Pesa Limited 5 31.06 Ordinary A shares, Ordinary B shares Ziggo Services Netwerk 2 B.V. 50.00 Ordinary shares Ziggo Zakelijk Services B.V. 50.00 Ordinary shares Vodacom Tanzania Limited Zanzibar 5 37.28 Ordinary shares ZUM B.V. 50.00 Ordinary shares Vodacom Trust Limited 5 37.28 Ordinary A shares, Ordinary B shares Liberty Global Content Netherlands B.V. 50.00 Ordinary shares Mirambo Ltd 5 29.64 Ordinary shares Esprit Telecom B.V. 50.00 Ordinary shares United Kingdom XB Facilities B.V. 50.00 Ordinary shares Zesko B.V. 50.00 Ordinary shares Digital Mobile Spectrum Limited 25.00 Ordinary shares Ziggo Bond Company B.V. 50.00 Ordinary shares Ziggo Netwerk B.V. 50.00 Ordinary shares New Zealand Cable & Wireless Trade Mark Management Limited 50.00 Ordinary B shares Rural Connectivity Group Limited 33.33 Ordinary shares Cornerstone Telecommunications Infrastructure Limited 50.00 Ordinary shares TNAS Limited 50.00 Ordinary shares United States Centurion GSM Limited 24.99 Ordinary shares LG Financing Partnership 50.00 Partnership interest Portugal Ziggo Financing Partnership 50.00 Partnership interest Celfocus – Solucoes Informaticas Para Telecomunicacoes S.A 45.00 Ordinary shares Sport TV Portugal, S.A. 25.00 Nominative shares Rua Pedro e Inês, Lote 2.08.01, 1990-075, Parque das Nações, Lisboa, Portugal Av. D. João II, no. 34, 1998 – 031, Parque das Nações, Lisboa, Portugal 2711 Centerville Road, Suite 400, Wilmington, DE 19808 Delaware Level 5, 151 Victoria Street West, Auckland 1010, New Zealand Level 1, Building C, 14-22 Triton Drive, Albany, New Zealand Hive 2, 1530 Arlington Business Park, Theale, Reading, Berkshire, RG7 4SA, United Kingdom C/-The Office Of Minterellisonruddwatts, Level 20, Lumley Centre, 88 Shortland Street, Auckland, 1010, New Zealand Griffin House, 161 Hammersmith Road, London, W6 8BS, United Kingdom 24/25 The Shard, 32 London Bridge Street, London, SE1 9SG, United Kingdom Winschoterdiep 60, 9723 AB Groningen, Netherlands Monitorweg 1, 1322 BJ Almere, Netherlands Plot no. 77, Kipawa Kiwalani, Nyerere Road, PO Box 40954, Dar es Salaam, 12106, Tanzania, United Republic of Media Parkboulevard 2, 1217 WE Hilversum, Netherlands Plot No. 23, Ursino Estate, Bagamoyo Road, Dar es Salaam, Tanzania, United Republic of 15 Floor, Vodacom Tower, Ursino Estate, Plot No. 23, Bagamoyo Road, Dar es Salaam, Tanzania, United Republic of Vodacom Corporate Park, 082 Vodacom Boulevard, Midrand, 1685, South Africa 76 Maude Street, Sandton, Johannesberg, 2196, South Africa F20, 1st Floor, Eden Plaza, Eden Island, Seychelles 401, Building 3, 11, Promyshlennaya Street, Moscow 115 516 Boven Vredenburgpassage 128, 3511 WR, Utrecht, Netherlands Avenue Ceramique 300, 6221 Kx, Maastricht, Netherlands Floor 3, Module 2, Connected Buildings III, Nr. 10A, Dimitrie Pompei Boulevard, Bucharest, Sector 2, Romania Assendorperdijk 2, 8012 EH Zwolle, The Netherlands 197 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Notes to the consolidated financial statements (continued) 32. Related undertakings (continued) The table below shows selected financial data in respect of subsidiaries that have non-controlling interests that are material to the Group. Vodafone Egypt Telecommunications S.A.E. Vodafone Qatar Q.S.C.1 Vodacom Group Limited 2019 €m 2018 €m 2019 €m 2018 €m 2019 €m 2018 €m Note: 1 The Group sold its 51% interest in Vodafone Qatar Q.S.C. on 29 March 2018 (see note 26 “Acquisitions and disposals”). The voting rights held by the Group equal the Group’s percentage shareholding as shown on pages 191 to 197. Summary comprehensive income information Revenue 5,443 5,692 1,116 962 – 468 Profit/(loss) for the financial year 940 934 271 206 – (40) Other comprehensive (expense)/income 14 (8) – – – – Total comprehensive income/(expense) 954 926 271 206 – (40) Other financial information Profit/(loss) for the financial year allocated to non-controlling interests 331 342 123 93 – (31) Dividends paid to non-controlling interests 315 309 269 1 – – Summary financial position information Non-current assets 6,294 6,433 1,138 985 – – Current assets 2,426 2,389 515 407 – – Total assets 8,720 8,822 1,653 1,392 – – Non-current liabilities (1,904) (2,151) (43) (46) – – Current liabilities (2,320) (2,104) (1,009) (522) – – Total assets less total liabilities 4,496 4,567 601 824 – – Equity shareholders’ funds 3,472 3,595 370 491 – – Non-controlling interests 1,024 972 231 333 – – Total equity 4,496 4,567 601 824 – – Statement of cash flows Net cash flow from operating activities 1,758 1,727 481 307 – 115 Net cash flow from investing activities (556) (541) (109) (145) – (119) Net cash flow from financing activities (1,410) (879) (314) (55) – (33) Net cash flow (208) 307 58 107 – (37) Cash and cash equivalents brought forward 887 619 159 57 – 43 Exchange gain/(loss) on cash and cash equivalents 5 (39) 9 (5) – (6) Cash and Cash Equivalents 684 887 226 159 – – 198 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information 33. Subsidiaries exempt from audit The following UK subsidiaries will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the year ended 31 March 2019. Name Registration number Name Registration number AAA (Euro) Limited 3056112 Vodafone Finance Luxembourg Limited 5754479 Aspective Limited 3866545 Vodafone Finance Sweden 2139168 Astec Communications Limited 2023193 Vodafone Finance UK Limited 3922620 Cable & Wireless Aspac Holdings Limited 4705342 Vodafone Financial Operations 4016558 Cable & Wireless CIS Services Limited 2964774 Vodafone Global Content Services Limited 4064873 Cable & Wireless Europe Holdings Limited 4659719 Vodafone Hire Limited 2936653 Cable & Wireless Global Business Services Limited 3537591 Vodafone Holdings Luxembourg Limited 4200970 Cable & Wireless Global Holding Limited 3740694 Vodafone Intermediate Enterprises Limited 3869137 Cable & Wireless UK Holdings Limited 3840888 Vodafone International Holdings Limited 2797426 Cable & Wireless Worldwide Limited 7029206 Vodafone International Operations Limited 2797438 Cable & Wireless Worldwide Voice Messaging Limited 1981417 Vodafone Investment UK 5798385 Cable and Wireless Nominee Limited 3249884 Vodafone Investments Limited 1530514 Central Communications Group Limited 4625248 Vodafone IP Licensing Limited 6846238 Energis (Ireland) Limited NI035793 Vodafone Marketing UK 6858585 Energis Communications Limited 2630471 Vodafone Mobile Communications Limited 3942221 Energis Squared Limited 3037442 Vodafone Mobile Enterprises Limited 3961390 Legend Communications Limited 3923166 Vodafone Mobile Network Limited 3961482 London Hydraulic Power Company ZC000055 Vodafone Nominees Limited 1172051 MetroHoldings Limited 3511122 Vodafone Oceania Limited 3973427 ML Integration Group Limited 3252903 Vodafone Overseas Finance Limited 4171115 ML Integration Services Limited 4087040 Vodafone Overseas Holdings Limited 2809758 Pinnacle Cellular Group Limited SC123629 Vodafone Panafon UK 6326918 Pinnacle Cellular Limited SC127133 Vodafone Partner Services Limited 4012582 Project Telecom Holdings Limited 3891879 Vodafone Property Investments Limited 3903420 Singlepoint (4U) Limited 2795597 Vodafone Retail (Holdings) Limited 3381659 The Eastern Leasing Company Limited 1672832 Vodafone Retail Limited 1759785 Thus Group Holdings Limited SC192666 Vodafone UK Limited 2227940 Thus Group Limited SC226738 Vodafone Worldwide Holdings Limited 3294074 Voda Limited 1847509 Vodafone Yen Finance Limited 4373166 Vodafone (New Zealand) Hedging Limited 4158469 Vodaphone Limited 2373469 Vodafone (Scotland) Limited SC170238 Vodata Limited 2502373 Vodafone 2 4083193 Woodend Group Limited SC140935 Vodafone 4 UK 6357658 Your Communications Group Limited 4171876 Vodafone 5 Limited 6688527 Vodafone 5 UK 2960479 Vodafone 6 UK 8809444 Vodafone Americas 4 6389457 Vodafone Benelux Limited 4200960 Vodafone Business Solutions Limited 2186565 Vodafone Cellular Limited 896318 Vodafone-Central Limited 1913537 Vodafone Connect Limited 2225919 Vodafone Consolidated Holdings Limited 5754561 Vodafone Corporate Limited 1786055 Vodafone Corporate Secretaries Limited 2357692 Vodafone Distribution Holdings Limited 3357115 Vodafone Enterprise Corporate Secretaries Limited 2303594 Vodafone Enterprise Equipment Limited 1648524 Vodafone Enterprise Europe (UK) Limited 3137479 Vodafone Euro Hedging Limited 3954207 Vodafone Euro Hedging Two 4055111 Vodafone Europe UK 5798451 Vodafone European Investments 3961908 Vodafone European Portal Limited 3973442 199 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Other unaudited financial information Prior year operating results This section presents our operating performance for the 2018 financial year compared to the 2017 financial year on an IAS 18 basis, providing commentary on how the revenue and the adjusted EBITDA performance of the Group and its operating segments developed over those years. The results for both years include the results of Vodafone India as discontinued operations following the agreement to combine it with Idea Cellular. Group1,2 Rest of the World1 €m % change Europe €m Other3 €m Eliminations €m 2018 €m 2017 €m Reported Organic* Revenue 33,888 11,462 1,408 (187) 46,571 47,631 (2.2) 3.8 1.64 Service revenue 30,713 9,501 1,037 (185) 41,066 42,987 (4.5) Other revenue 3,175 1,961 371 (2) 5,505 4,644 Adjusted EBITDA 11,036 3,757 (56) – 14,737 14,149 4.2 11.8 Depreciation and amortisation (8,181) (1,655) (74) – (9,910) (10,179) Adjusted EBIT 2,855 2,102 (130) – 4,827 3,970 21.6 47.2 Share of result in associates and joint ventures5 40 351 (2) – 389 164 Adjusted operating profit 2,895 2,453 (132) – 5,216 4,134 26.2 49.0 Adjustments for: Restructuring costs (156) (415) Amortisation of acquired customer bases and brand intangible assets (974) (1,046) Other income6 213 1,052 Operating profit 4,299 3,725 Notes: * All amounts in the Our financial performance section marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is an alternative performance measure. See “Alternative performance measures” on page 231 for further details and reconciliations to the respective closest equivalent GAAP measure. Group revenue and service revenue includes the results of Europe, Rest of the World, Other (which includes the results of partner markets) and eliminations. The Rest of the World region (previously Africa, Middle East and Asia Pacific) comprises the Vodacom and Other Markets operating segments. 2018 results reflect average foreign exchange rates of €1:£0.88, €1:INR 75.48, €1:ZAR 15.19, €1:TKL 4.31 and €1: EGP 20.84. Service revenue, adjusted EBITDA, adjusted EBIT and adjusted operating profit are alternative performance measures which are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Alternative performance measures” on page 231 for reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 250 for further details. The “Other” segment primarily represents the results of shareholder recharges received from Vodafone Netherlands, VodafoneZiggo and Vodafone India, partner markets and the net result of unallocated central Group costs. Excluding the impact of a German legal settlement. Excludes amortisation of acquired customer bases and brand intangible assets of €0.4 billion (2017: €0.1 billion). Year ended 31 March 2017 includes a €1.3 billion gain on the formation of the VodafoneZiggo joint venture in the Netherlands. 1 2 3 4 5 6 Revenue Group revenue decreased 2.2% to €46.6 billion and service revenue decreased 4.5% to €41.1 billion. In Europe, organic service revenue increased 0.9%* and in the Rest of the World, organic service revenue increased by 7.7%*. Further details on the performance of these regions is set out below. Adjusted EBITDA Group adjusted EBITDA increased 4.2% to €14.7 billion, with organic growth in Europe and the Rest of the World partly offset by foreign exchange movements and the deconsolidation of Vodafone Netherlands following the creation of our joint venture “VodafoneZiggo”. The Group’s adjusted EBITDA margin improved by 1.9 percentage points to 31.6%. On an organic basis, adjusted EBITDA rose 11.8%* and the Group’s adjusted EBITDA margin increased by 2.2* percentage points driven by organic margin improvement in Europe. Adjusted EBIT Adjusted EBIT increased by 21.6% to €4.8 billion as a result of both strong adjusted EBITDA growth and lower depreciation and amortisation expenses. On an organic basis, adjusted EBIT increased by 47.2%* for the year. Operating profit Adjusted EBIT excludes certain income and expenses that we have identified separately to allow their effect on the results of the Group to be assessed. The items that are included in operating profit but are excluded from adjusted EBIT are discussed below. The Group’s share of adjusted results in associates and joint ventures was €0.4 billion, up from €0.2 billion in the prior year due to higher contributions from VodafoneZiggo and Vodafone Hutchison Australia. Restructuring costs decreased by €0.2 billion due to the prior year including the impact of cost efficiency actions taken in Germany and the UK. Amortisation of intangible assets in relation to customer bases and brands is recognised under accounting rules after we acquire businesses and was €1.0 billion, largely unchanged compared to the prior year. Other income and expense were a €0.2 billion gain during the year compared to €1.1 billion in the prior year which included a €1.3 billion gain on the formation of VodafoneZiggo. Including the above items, operating profit increased by €0.6 billion to €4.3 billion. Higher adjusted EBIT and share of adjusted results in associates and joint ventures and lower restructuring costs more than offset the inclusion of the gain on the formation of the VodafoneZiggo joint venture in the prior year. Note: * All amounts in the Operating Results section marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is an alternative performance measure. See “Alternative performance measures” on page 231 for further details and reconciliations to the respective closest equivalent GAAP measure. 200 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Europe % change Germany €m Italy €m UK €m Spain €m Other Europe €m Eliminations €m Europe €m Reported Organic* Year ended 31 March 2018 Revenue 10,847 6,204 7,078 4,978 4,941 (160) 33,888 (1.9) 3.0 Service revenue 10,262 5,302 6,094 4,587 4,625 (157) 30,713 (3.9) 0.9 Other revenue 585 902 984 391 316 (3) 3,175 Adjusted EBITDA 4,010 2,329 1,762 1,420 1,515 – 11,036 7.3 13.0 Adjusted operating profit 1,050 1,049 168 163 465 – 2,895 53.2 86.3 Adjusted EBITDA margin 37.0% 37.5% 24.9% 28.5% 30.7% 32.6% Year ended 31 March 2017 Revenue 10,600 6,101 6,925 4,973 6,128 (177) 34,550 (5.2) (0.4) Service revenue 10,006 5,247 6,632 4,507 5,756 (173) 31,975 (4.2) 0.6 Other revenue 594 854 293 466 372 (4) 2,575 Adjusted EBITDA 3,617 2,229 1,212 1,360 1,865 – 10,283 (1.9) 3.1 Adjusted operating profit 568 948 (542) 180 736 – 1,890 (1.9) (5.0) Adjusted EBITDA margin 34.1% 36.5% 17.5% 27.3% 30.4% 29.8% European revenue decreased by 1.9%. Foreign exchange movements contributed a 0.8 percentage point negative impact and the deconsolidation of Vodafone Netherlands contributed a 4.1 percentage point negative impact, offset by 3.0% organic growth. Service revenue increased by 0.9%* or 0.6%* excluding a legal settlement in Germany in Q4, driven by strong fixed customer growth and the benefit of the Group’s “more-for-more” mobile propositions in several markets, which offset increased regulatory headwinds following the implementation of the EU’s “Roam Like At Home” policy in June and the impact of the introduction of handset financing in the UK. Excluding regulation and UK handset financing, as well as a legal settlement in Germany in Q4, service revenue growth was 2.0%* (Q3: 1.9%*, Q4: 1.7%*). Adjusted EBITDA increased 7.3%, including a 5.1 percentage point negative impact from the deconsolidation of Vodafone Netherlands and a 0.6 percentage point negative impact from foreign exchange movements. On an organic basis, adjusted EBITDA increased 13.0%*, supported by the benefit of the introduction of handset financing in the UK, regulatory settlements in the UK and a legal settlement in Germany. Excluding these items, as well as the net impact of roaming, adjusted EBITDA grew by 7.9*, reflecting operating leverage and tight cost control through our “Fit for Growth” programme. Adjusted EBIT increased by 86.3%*, reflecting strong adjusted EBITDA Germany Service revenue grew 2.6%* or 1.6%* excluding the benefit in Q4 of a one-off fixed line legal settlement. This performance was driven by strong contract customer base growth in both mobile and fixed, partially offset by regulatory drags. Excluding regulation and the legal settlement, service revenue grew by 2.5%*. Q4 service revenue grew 5.9%*, or 1.8%* excluding the legal settlement, a slower rate of growth than in Q3 (2.5%*). This reflected a tough prior year comparator, particularly in wholesale, which more than offset the benefit from fully lapping the MTR cut implemented on 1 December 2016. Mobile service revenue grew 0.4%* or 1.8%* excluding regulation. This was driven by a higher contract customer base, which more than offset lower contract ARPU (driven by a mix shift towards SIM-only/ multi-SIM family contracts and regulation) and lower wholesale revenues. Q4 mobile service revenue grew 0.3%* (Q3: 1.8%*), with minimal impact from regulation. This slowdown in quarterly trends primarily reflects the lapping of strong wholesale MVNO revenues in the prior year. Our commercial performance in the year was strong as we added 657,000 contract customers (2016/17: 212,000). This was driven by higher activity in direct channels, lower contract churn and the continued success of our Gigacube fixed-wireless proposition. Our 4G population coverage is now 92% with the ability to offer 500Mbps in 40 cities, and we are currently piloting 1Gbps services in four cities. Our customer service was recently ranked 1st by “Connect” for overall service quality, consistent with our market-leading NPS ranking. Fixed service revenue grew by 6.1%* or 3.5%* excluding the legal settlement. This was supported by good customer base growth. Quarterly service revenue trends (excluding the legal settlement) improved to Q4: 4.2%* (Q3: 3.5%*). During the year we added 362,000 broadband customers, of which 258,000 were on cable with the rest on DSL. Customer demand for our high speed propositions increased, with over 70% of cable gross adds in Q4 now taking our 200Mbps to 500Mbps offers. Our TV base remained stable at 7.7 million. Our convergence momentum continued to improve, supported by our GigaKombi proposition, and we added 278,000 converged customers in the year, taking our total consumer converged customer base to 700,000. growth and stable depreciation and amortisation expenses. Reported change % Other activity (including M&A) pps Foreign exchange pps Organic* change % Revenue – Europe (1.9) 4.1 0.8 3.0 Service revenue Germany 2.6 – – 2.6 Italy 1.0 0.2 – 1.2 UK (8.1) 0.1 4.5 (3.5) Spain 1.8 0.3 – 2.1 Other Europe (19.6) 22.9 (0.4) 2.9 E urope (3.9) 4.0 0.80.9 Adjusted EBITDA Germany 10.9 (0.1) (0.1) 10.7 Italy 4.5 0.1 – 4.6 UK 45.4 (1.2) 7. 6 51.8 Spain 4.4 0.6 – 5.0 Other Europe (18.8) 26.8 (0.3) 7.7 Europe 7.3 5.1 0.6 13.0 Europe adjusted operating profit 53.2 34.8 (1.7) 86.3 201 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Other unaudited financial information (continued) UK Service revenue declined 3.5%*, impacted by the drag from handset financing which weighed on organic service revenue by 2.5 percentage points. Excluding the impact of handset financing and regulatory drags, service revenue grew 0.3%*, with trends improving throughout the year, driven by improvements in consumer mobile and fixed line, largely offset by continued declines in Enterprise fixed. Q4 service revenue declined 3.4%* (Q3: -4.8%*), including an increased drag from handset financing of 4.4 percentage points (Q3: 3.6 percentage points). Excluding the impact from handset financing and regulation, Q4 service revenue grew 1.4%* (Q3: 0.4%*). Mobile service revenue declined 4.2%*, but grew 0.7%* excluding the impact of handset financing and regulation. This underlying growth was supported by more-for-more actions, a better inflow mix of higher-value customers, and RPI-linked consumer price increases. Enterprise continued to decline in a competitive market, however ARPU trends improved with an increasing proportion of customers adopting our bespoke SoHo tariffs. Q4 mobile service revenue declined 5.7%* (Q3: 5.2%*), but grew 0.7%* (Q3: 1.6%*) excluding handset financing and regulation. Our operational performance during the year improved, resulting in our best ever network performance and customer net promoter scores. Our 4G network coverage is now 99%, and we are well positioned for the evolution to 5G having acquired the largest share of 3.4GHz spectrum (50MHz) in the recent UK auction. We added 106,000 contract customers in the year excluding Talkmobile, our low end mobile brand which is being phased out. Fixed line service revenue declined 1.1%*, with strong customer momentum in consumer broadband being more than offset by competitive pricing pressure and a lower customer base in enterprise. In Q4 service revenue returned to growth (Q4: 3.6%*, Q3: -3.6%*), supported by the timing of project work in Enterprise and record consumer broadband net additions of 65,000 (Q3: 39,000), making us the fastest growing operator in the UK broadband market. In total we now serve 382,000 broadband customers. Adjusted EBITDA grew 51.8%* and the adjusted EBITDA margin was 24.9%. Excluding the impact of handset financing and regulatory settlements in the year, adjusted EBITDA grew by 1.4%* and the adjusted EBITDA margin improved 0.3* percentage points as out-of-bundle roaming declines were more than offset by lower operating costs delivered through our Fit for Growth programme. In total we delivered a 4.9% reduction in operating costs year-on-year. Prior year operating results (continued) Adjusted EBITDA grew 10.7%* or 8.3%* excluding the legal settlement. This was driven by service revenue growth, our focus on more profitable direct channels, and a reduction in operating costs of 2.3%* despite the strong growth in customer numbers. Our adjusted EBITDA margin was 37.0% and the adjusted EBITDA margin improved by 2.9 percentage points, or 2.4 percentage points excluding the legal settlement. Italy Service revenue grew 1.2%* supported by strong customer base growth in fixed line, partly offset by lower mobile revenues. Q4 service revenue grew 0.7%* (Q3: -0.4%*), with the quarterly improvement led by mobile. In April 2018 we implemented a shift from 28-day billing to “solar” monthly billing across all products, however the antitrust authority (AGCOM) blocked the related change in monthly pricing; subsequently, we announced new price plans, which were implemented at the end of May 2018. Mobile service revenue declined 1.0%*, driven by intense price competition in the prepaid market and the lapping of pricing actions from the prior year. Promotional activity in the prepaid segment remained high, driven by aggressive “below-the-line” offers. During the year we launched new segment led propositions and personalised offers, which helped to improve our sales mix and customer retention, supporting prepaid ARPU despite a competitive environment. We also retained our market leading network and NPS position in consumer and enterprise. Q4 mobile service revenue declined 1.5%* (Q3: -2.9%*). Fixed line service revenue grew 12.4%* driven by continued strong customer base growth and higher ARPU. This strong momentum was maintained in Q4 with service revenue growth of 11.1%* (Q3: 12.0%*). We added a record 307,000 broadband households in the year to reach a total broadband customer base of 2.5 million. Through our owned NGN footprint and strategic partnership with Open Fiber, we now cover 5.3 million marketable households. In April 2018, we announced an extension to our wholesale partnership with Open Fiber, enabling us to provide FTTH services to 9.5m households (271 cities) by 2022, at attractive commercial terms. During the year, we launched our new converged proposition “Vodafone One”, providing customers with a single fibre and 4.5G offer that can be enriched via Vodafone TV as well as exclusive advantages for family members. We added 268,000 converged consumer customers in the year, taking our total base to 743,000. Adjusted EBITDA grew 4.6%*, with a 1.0 percentage point improvement in adjusted EBITDA margin to 37.5%. This was driven by revenue growth and tight cost control, having delivered a 6.0%* reduction in operating costs in the year. 202 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Spain Service revenue grew by 2.1%*. This was driven by a higher customer base in both mobile and fixed and our more-for-more tariff refresh at the start of the year, partly offset by increased promotional activity particularly in the value segment. In Q4 promotional activity moderated but the market remained highly competitive driven by value players offering aggressive prices and handset subsidies. Interconnect revenues also fell following an MTR cut on 1 February. As a result, Q4 service revenue grew 1.0%* (Q3: 2.0%*). We continued to grow our customer base adding 164,000 mobile contract customers, 109,000 fixed broadband households and 51,000 TV households in the year, however high competitive intensity in Q4 led to an increase in churn and a decline in our broadband and TV base. Vodafone One, our fully integrated fixed, mobile and TV service, reached 2.5 million households by the end of the year, up 154,000 year-on-year. Consumer converged revenues grew by 13.7%* and now represent 59% of total consumer revenue. We maintained our market leading NPS position in consumer, and further improved our market leading network position during the year. This was reflected in the latest independent network tests by P3 which showed we had extended our overall lead across both voice and data. Our 4G coverage is now 96%. In fixed, including our commercial wholesale agreement with Telefónica, our NGN footprint now covers 20.5 million households (of which 10.3 million are on-net). We continued to deploy DOCSIS 3.1 in our cable footprint, enabling us to deliver broadband speeds of up to 1Gbps to 7.9 million households by the end of the year. We expect to complete the DOCSIS 3.1 rollout in the first half of fiscal 2018/19. Adjusted EBITDA grew 5.0%*, and the adjusted EBITDA margin improved by 1.2 percentage points to 28.5%. This improvement was driven by service revenue growth and lower commercial and operating costs; these more than offset higher content, roaming and wholesale access costs. Operating costs were 2.5%* lower year-on-year, reflecting the impact of our Fit for Growth programme. Other Europe Service revenue grew 2.9%* with all of the larger markets growing during the year (excluding the impact of an MTR cut in Ireland). Quarterly service revenue trends were broadly stable at 3.3%* in Q4 (Q3: 2.9%*). Adjusted organic EBITDA grew 7.7%* in the year, and adjusted EBITDA margin grew 0.3 percentage points to 30.7% reflecting continued strong cost control. In Ireland service revenue declined 0.2%*, but grew 1.3%* excluding the impact of regulation, supported by fixed customer growth. Portugal service revenue grew 4.6%* driven by a return to growth in mobile, and continued strong customer growth in fixed. In Greece, service revenue grew by 3.7%*, driven by ARPU growth in consumer mobile and strong fixed customer base growth. In January 2018, we announced the acquisition of fixed and mobile telecommunications provider CYTA Hellas for a total enterprise value of €118 million. This acquisition provides further scale and momentum to our fixed line and convergence strategy in Greece. The transaction completed on 11 July 2018. VodafoneZiggo joint venture The results of VodafoneZiggo (in which Vodafone owns a 50% stake), are reported here on a US GAAP basis, broadly consistent with Vodafone’s accounting policies. Total revenue declined by 3.8%, or by 2.2% excluding the impact of regulation. This reflected intense price competition in mobile, particularly in the SoHo segment, partially offset by growth in fixed line driven by higher RGUs and ARPU. In Q4 revenues declined 2.9% (Q3: 3.7%) or 1.5% (Q3: -1.9%) excluding regulation. Within this mobile declined 12.5% (Q3: -12.4%) and fixed grew 1.3% (Q3: 0.6%). Excluding the drags from regulation, a mix-shift towards SIM-only sales and convergence discounts, mobile revenue was stable. We gained good commercial momentum during the year, supported by our new converged offers. We added 924,000 converged customers, equivalent to 28% of our fixed customer base, with these households using a total of 1.3 million mobile SIMs, including 62% of Vodafone-branded consumer contract customers. This strong take up of our converged products is contributing to a higher customer NPS and a significant reduction in churn across both mobile and fixed. In Q4 we recorded mobile contract net additions of 35,000 (Q3: 14,000), excluding the impact of discontinued non-revenue generating secondary SIMs as part of the migration of former Ziggo mobile subscribers to Vodafone. In fixed broadband we maintained our good momentum, adding 12,000 customers (Q3: 26,000). Adjusted EBITDA declined 3.8%, as lower revenues were partly offset by lower equipment expenses as a result of new consumer credit regulations which increased the proportion of SIM-only sales during the year. In Q4, adjusted EBITDA was down 0.6% year-on-year despite lower revenues, reflecting lower interconnect and roaming costs, lower equipment expenses, and operating cost savings from integration activities. We have continued to make good progress on integrating the business, and remain on track to deliver total annualised cost synergies of at least €210 million by 2021. Net third party debt and capital lease obligations was €10.1 billion at year-end, equivalent to 5.4x annualised adjusted EBITDA (last two quarters annualised). During 2018 financial year, Vodafone received €220 million in dividends from the joint venture, €55 million in interest payments on the shareholder loan and €100 million of principal repayments on the shareholder loan, which reduced to €900 million. For calendar year 2018, VodafoneZiggo expects stabilising adjusted EBITDA, supporting total cash returns of €600–800 million to its parents. As a result, we expect to receive total cash returns (including dividends, interest payments and shareholder loan repayments) of €300–400 million during the 2018 calendar year from the joint venture. 203 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Other unaudited financial information (continued) Prior year operating results (continued) Rest of the World1 % change Vodacom €m Turkey €m Other Markets €m Eliminations €m Rest of the World €m Reported Organic* Year ended 31 March 2018 Revenue 5,692 2,845 2,925 – 11,462 (2.6) 9.4 Service revenue 4,656 2,146 2,699 – 9,501 (4.6) 7.7 Other revenue 1,036 699 226 – 1,961 Adjusted EBITDA 2,203 644 910 – 3,757 (2.5) 8.6 Adjusted operating profit 1,594 270 589 – 2,453 9.6 17.9 Adjusted EBITDA margin 38.7% 22.6% 31.1% 32.8% Year ended 31 March 2017 Revenue 5,294 3,052 3,427 – 11,773 (1.0) 7.4 Service revenue 4,447 2,310 3,199 – 9,956 (0.9) 7.7 Other revenue 847 742 228 – 1,817 Adjusted EBITDA 2,063 646 1,145 – 3,854 4.0 13.2 Adjusted operating profit 1,381 215 642 – 2,238 15.3 25.2 Adjusted EBITDA margin 39.0% 21.2% 33.4% 32.7% Note: 1 Previously Africa, Middle East and Asia Pacific (‘AMAP’). Revenue in the Rest of the World decreased 2.6%, with strong organic growth offset by an 11.5 percentage point adverse impact from foreign exchange movements, particularly with regards to the Turkish lira and Egyptian pound. On an organic basis service revenue was up 7.7%* driven by strong commercial momentum in South Africa, Turkey and Egypt. Adjusted EBITDA decreased 2.5%, including a 10.8 percentage point adverse impact from foreign exchange movements. On an organic basis, adjusted EBITDA grew 8.6%*, driven by service revenue growth and a continued focus on cost control and efficiencies to offset inflationary pressures. Adjusted EBIT increased 11.6%*. In South Africa, service revenue grew 4.9%*, improving to 5.2%* in Q4 (Q3: 4.9%*). This was supported by continued strong customer base growth resulting from our effective segmentation and bundle strategy. We added 3.2 million prepaid customers in the year (excluding the impact of a change in disconnection policy in Q3), taking our total prepaid customer base to 44.8 million, an increase of 7.6% year-on-year. Our bundle strategy continued to deliver strong results, supported by big data applications to deliver personalised bundle offers. In total we now have 18.7 million bundle users, up 13.9% year-on year, and sold a total of 2.3 billion bundles, an increase of 51% year-on-year. Data revenue grew 12.8%* in the year and now represents 43% of total service revenue. In October, we took the decision to reduce out-of-bundle data rates by up to 50% and increase bundles sizes in order to improve customer experience and stimulate data take-up. We are successfully managing this pricing migration, as demonstrated by the acceleration in data revenue growth in Q4 to 13.1%* (Q3: 8.7%*). Voice revenues declined 4.6%*, an improvement on the prior year, reflecting the success of our personalised bundle strategy through our “Just 4 You” platform. Our mobile network has now reached 80% 4G population coverage, and we also maintained our market leading NPS position. Vodacom’s International operations outside of South Africa, which represent 22.2% of Vodacom Group service revenue, grew 8.3%* in the year and 11.1%* in Q4 (Q3: 10.4%*). Service revenue growth accelerated in the second half of the year supported by strong growth in Mozambique and Lesotho, an improved performance in the DRC and sustained growth in Tanzania. This improvement was driven by strong data growth and by M-Pesa, which now contributes 23.8% of International revenues and grew 24% in the year. In total we added 2.5 million customers in the year, reaching 32.2 million, up 8.6% year-on-year. In each of these markets we are No.1 for customer NPS. Vodacom’s adjusted EBITDA grew by 6.5%*, reflecting revenue growth and good cost control. Adjusted EBITDA margins declined by 0.3 percentage points to 38.7%, primarily due to strong growth in handset sales. Other activity (including M&A) pps Reported change % Foreign exchange pps Organic* change % Revenue – Rest of the World (2.6) 0.5 11.5 9.4 Service revenue Vodacom 4.7 – 0.3 5.0 Turkey (7.1) 0.1 21.1 14.1 Other Markets (15.6) 2.1 21.1 7.6 Rest of the World (4.6) 0.6 11.7 7.7 Adjusted EBITDA Vodacom 6.8 – (0.3) 6.5 Turkey (0.3) 0.3 22.6 22.6 Other Markets (20.5) 0.3 24.6 4.4 Rest of the World (2.5) 0.3 10.8 8.6 Adjusted operating profit – Rest of the World 9.6 (1.6) 9.9 17.9 Vodacom Vodacom Group service revenue grew 5.0%*, supported by strong customer additions and data growth in South Africa, as well as growing data demand and M-Pesa in Vodacom’s International operations. Q4 service revenue grew by 5.8%* (Q3: 5.3%*), supported by improved data growth despite out-of-bundle rates being reduced in South Africa during Q3 and the continued strong performance of our International operations. 204 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Turkey In Turkey, service revenue grew 14.1%* supported by good growth in consumer contract and data revenue, outstripping local price inflation of 11% in the year. Organic adjusted EBITDA grew 22.6%* and adjusted EBITDA margin improved by 1.4 percentage points to 22.6%, driven by revenue growth and improved cost control. The results of Vodafone India are detailed below. % change 2018 €m 2017 €m Reported Organic* Revenue 4,670 5,853 (20.2) (18.5) Service revenue 4,643 5,834 (20.4) (18.7) Other revenue 27 19 Direct costs (1,165) (1,583) Other Markets Service revenue grew 7.6%*, with strong local currency growth in Egypt. This growth excludes the contribution of Vodafone Qatar in all periods, following the sale of our 51% stake in March 2018 for a total cash consideration of €301 million. Organic adjusted EBITDA grew 4.4%* and the organic adjusted EBITDA margin declined by 1.0* percentage points to 31.1% driven by good cost control which was more than offset by inflationary pressures. Egypt service revenue grew by 20.7%* with successful segmented campaigns, rising data penetration and price increases supporting higher ARPU, combined with strong customer base growth. This significantly exceeded local price inflation of 13%. Organic adjusted EBITDA grew 14.9%* and adjusted EBITDA margin declined by 1.4 percentage points to 43.0% as revenue growth and strong cost discipline were more than offset by inflationary pressures. In New Zealand, service revenue declined 0.5%*, with growth in mobile offset by pressure in fixed. We continue to explore a potential Initial Public Offering (‘IPO’) of Vodafone New Zealand. Associates and joint ventures Vodafone Hutchison Australia (‘VHA’) continued to perform well in a competitive environment, with local currency service revenue growth of 0.8% during year. This was driven by growth in our mobile contract customer base. Local currency adjusted EBITDA excluding changes in pricing structure for new mobile phone plans grew 1.9%, supported by revenue growth and strong commercial cost discipline. Our stake in Indus Towers Limited (‘Indus Towers’), the Indian towers company in which Vodafone owned a 42% interest during the year, achieved local currency revenue growth of 6.8% and adjusted EBITDA growth of 4.7%. In total, Indus Towers paid dividends of €138 million to the Group during the year. On 25 April 2018, Vodafone, Bharti Airtel Limited (‘Bharti Airtel’) and Idea announced the merger of Indus Towers into Bharti Infratel Limited (‘Bharti Infratel’), creating a combined company that will own the respective businesses of Bharti Infratel and Indus Towers. Bharti Airtel and Vodafone will jointly control the combined company, in accordance with the terms of a new shareholders’ agreement. Vodafone will be issued with 783.1 million new shares in the combined company, in exchange for its shareholding in Indus Towers. On the basis that (a) Providence decides to sell 3.35% of its 4.85% shareholding in Indus Towers for cash and (b) Idea Group decides to sell its full 11.15% shareholding in Indus Towers for cash, these shares would be equivalent to a 29.4% shareholding in the combined company. The final number of shares issued to Vodafone will be subject to closing adjustments, including but not limited to movements in net debt and working capital for Bharti Infratel and Indus Towers. The transaction is conditional on regulatory and other approvals and is expected to close before the end of the financial year ending 31 March 2019. India1 On 20 March 2017, Vodafone announced an agreement to combine its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers), with Idea Cellular. The combined company will be jointly controlled by Vodafone and the Aditya Birla Group. Vodafone India has been classified as discontinued operations for Group reporting purposes. From an operational perspective, the Group remains highly focused on the management of the business and committed to its success, both prior to the completion of the merger and thereafter. Customer costs (282) (313) Operating expenses (2,193) (2,361) Adjusted EBITDA 1,030 1,596 (35.5) (34.5) Depreciation and amortisation (40) (1,116) Adjusted operating profit 990 480 106.3 110.7 Adjustments for: Impairment loss2 – (4,515) 3 Other income and expense 416 – Other (107) (136) Operating profit/(loss) 1,299 (4,171) Adjusted EBITDA margin 22.1% 27.3% Notes: 1 The results of Vodafone India are classified as discontinued operations in accordance with IFRS. 2017 includes a gross impairment charge of €4.5 billion (€3.7 billion net of tax) recorded in respect of the Group’s investment in India. In addition, in 2018 we recorded a non-cash re-measurement charge of €3.2 billion (€2.2 billion net of tax) in respect of Vodafone India’s fair value less costs of disposal, as set out in note 7 “Discontinued operations, assets and liabilities held for sale” for further details. Includes the profit on disposal of Vodafone India’s standalone tower business to ATC Telecom during the year ended 31 March 2018 (2017: €nil). 2 3 Service revenue declined 18.7%* as a result of intense price competition following the arrival of the new entrant. During the second half of the year the market leader increased the competitiveness of its tariffs, triggering further price reductions by the new entrant in the fourth quarter. This was further exacerbated by cuts to both domestic and international MTR rates in the second half of the year. Excluding the impact of regulation, service revenue declined 14.0%*. In Q4 service revenue declined by 21.2%* (Q3: -23.1%*), or by 9.4%* ex-regulation (Q3: -14.2%*). On a sequential basis, local currency service revenues excluding regulation declined 3.8% quarter-on-quarter. Adjusted EBITDA declined 34.5%*, with a 5.2 percentage point deterioration in adjusted EBITDA margin to 22.1%. This reflected lower revenues, partially offset by significant cost actions and a provision release in the fourth quarter following positive legal judgements. These cost initiatives included active network site sharing, the renegotiation of tower maintenance contracts and the closure of sites with low utilisation. During the year we continued to invest in network quality in our leadership circles, with a capital expenditure/sales ratio of 20.4%. We added 48,500 sites in the year, supporting our leading network-NPS scores. As a result of this investment we were able to carry 4.5x more data traffic than last year. Net debt in India was €7.7 billion at the end of the period, down from €8.7 billion at the end of the prior financial year due to the positive translation impact of closing foreign exchange rates on the debt balance of €1.2 billion and proceeds from the sale of Vodafone India’s standalone towers to American Tower Corporation of €0.5 billion, partially offset by negative free cash flow of €0.2 billion and accrued interest expense of €0.3 billion. Following the completion of Idea’s equity raising in February 2018, under the terms of the merger agreement the Group intended to inject up to €1 billion of incremental equity into India, net of the proceeds of the sale of a stake in the joint venture to the Aditya Birla Group, prior to completion. In the event that the joint venture partners decide to put in additional funding in the future, the Group would draw upon the value of its stake in Indus Towers. The merger completed on 31 August 2018. 205 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 This page is intentionally left blank 206 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information This page is intentionally left blank 207 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 This page is intentionally left blank 208 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information This page is intentionally left blank 209 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 This page is intentionally left blank 210 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information This page is intentionally left blank 211 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 This page is intentionally left blank 212 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information This page is intentionally left blank 213 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Shareholder information Investor calendar Ex-dividend date for final dividend 6 June 2019 Record date for final dividend 7 June 2019 AGM 23 July 2019 Trading update for the quarter ending 30 June 2019 26 July 2019 Final dividend payment 2 August 2019 Half-year financial results for the six-months ending 30 September 2019 12 November 2019 Dividends See pages 34 and 144 for details on dividend amount per share. Euro dividends Dividends are declared in euros and paid in euros and pounds sterling according to where the shareholder is resident. Cash dividends to ADS holders are paid by the ADS depositary bank in US dollars. This aligns the Group’s shareholder returns with the primary currency in which we generate free cash flow. The foreign exchange rates at which dividends declared in euros are converted into pounds sterling and US dollars are calculated based on the average exchange rate of the five business days during the week prior to the payment of the dividend. Payment of dividends by direct credit We pay cash dividends directly to shareholders’ bank or building society accounts. This ensures secure delivery and means dividend payments are credited to shareholders’ bank or building society accounts on the same day as payment. A dividend confirmation covering both the interim and final dividends paid during the financial year is sent to shareholders at the time of the interim dividend in February. ADS holders may alternatively have their cash dividends paid by cheque from our ADS depository bank, Deutsche Bank. Dividend reinvestment plan We offer a dividend reinvestment plan which allows holders of ordinary shares who choose to participate to use their cash dividends to acquire additional shares in the Company. These are purchased on their behalf by the plan administrator, Computershare Investor Services PLC (‘Computershare’), through a low cost dealing arrangement. For ADS holders, Deutsche Bank, through its transfer agent, American Stock Transfer & Trust Company, LLC (‘AST’) maintains the DB Global Direct Investor Services Program which is a direct purchase and sale plan for depositary receipts with a dividend reinvestment facility. See vodafone.com/dividends for further information about dividend payments or, alternatively please contact our registrar, Computershare or AST for ADS holders as applicable. See page 215 for their contact information. Taxation of dividends See page 219 for details on dividend taxation. Computershare also offers an internet and telephone share dealing service to existing shareholders. The service can be obtained at www.investorcentre.co.uk. Shareholders with any queries regarding their holding should contact Computershare. See page 215 for their contact details. Shareholders may also find the investors section of our corporate website, vodafone.com/investor, useful for general queries and information about the Company. Shareholder communications A growing number of our shareholders have opted to receive their communications from us electronically using email and web-based communications. The use of electronic communications, rather than printed paper documents, means information about the Company can be received as soon as it is available and has the added benefit of reducing our impact on the environment and our costs. Each time we issue a shareholder communication, shareholders who have elected for electronic communication will be sent an email alert containing a link to the relevant documents. We encourage all our shareholders to sign up for this service by providing us with an email address. You can register your email address via Computershare at www.investorcentre.co.uk or contact them via the telephone number provided on page 215. See vodafone.com/investor for further information about this service. AGM Our thirty-fifth AGM will be held at the Royal Lancaster London, Lancaster Terrace, London W2 2TY on 23 July 2019 at 11.00 am. The AGM will be transmitted via a live webcast which can be viewed on our website at vodafone.com/agm on the day of the meeting. A recording will be available to view after that date. ShareGift We support ShareGift, the charity share donation scheme (registered charity number 1052686). Through ShareGift, shareholders who have only a very small number of shares, which might be considered uneconomic to sell, are able to donate them to charity. Donated shares are aggregated and sold by ShareGift, the proceeds being passed on to a wide range of UK charities. See sharegift.org or call +44 (0)20 7930 3737 for further details. Managing your shares via Investor Centre Computershare operates a portfolio service for investors in ordinary shares, called Investor Centre. This provides our shareholders with online access to information about their investments as well as a facility to help manage their holdings online, such as being able to: Landmark Financial Asset Search We participate in an online service which provides a search facility for solicitors and probate professionals to quickly and easily trace UK shareholdings relating to deceased estates. Visit www.landmarkfas.co.uk or call +44 (0)844 844 9967 for further information. – update dividend bank mandate instructions and review dividend payment history; – update member details and address changes; and – register to receive Company communications electronically. Unaudited information 214 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Warning to shareholders (“boiler room” scams) Over recent years we have become aware of investors who have received unsolicited calls or correspondence, in some cases purporting to have been issued by us, concerning investment matters. These callers typically make claims of highly profitable opportunities in UK or US investments which turn out to be worthless or simply do not exist. These approaches are usually made by unauthorised companies and individuals and are commonly known as “boiler room” scams. Investors are advised to be wary of any unsolicited advice or offers to buy shares. If it sounds too good to be true, it often is. See the FCA website at fca.org.uk/scamsmart for more detailed information about this or similar activities. Shareholders as at 31 March 2019 Number of accounts % of total issued shares Number of ordinary shares held 1–1,000 302,376 0.23 1,001–5,000 43,396 0.34 5,001–50,000 12,478 0.56 50,001–100,000 518 0.13 100,001–500,000 717 0.62 More than 500,000 1,152 98.12 360,637 100 Major shareholders As at 6 June 2019, Deutsche Bank, as custodian of our ADR programme, held approximately 16.15% of our ordinary shares of 20 20/21 US cents each as nominee. At this date, the total number of ADRs outstanding was 431,654,569 and 1,698 holders of ordinary shares had registered addresses in the United States and held a total of approximately 0.010% of the ordinary shares of the Company. At 31 March 2019, the following percentage interests in the ordinary share capital of the Company, disclosable under the Disclosure Guidance and Transparency Rules, (‘DTR 5’), have been notified to the Directors. Contact details for Computershare and AST The Registrar Computershare Investor Services PLC The Pavilions Bridgwater Road, Bristol BS99 6ZZ, United Kingdom Telephone: +44 (0)370 702 0198 www.investorcentre.co.uk/contactus Holders of ordinary shares resident in Ireland Computershare Investor Services (Ireland) Ltd PO Box 13042 Tallaght Dublin 24, Ireland Telephone: +353 (0)818 300 999 www.investorcentre.co.uk/contactus ADS holders AST Operations Center 6201 15th Avenue Brooklyn NY 11219 United States of America Telephone: +1 800 233 5601 (toll free) or, for calls outside the United States: +1 201 806 4103 www.astfinancial.com Email: db@astfinancial.com Markets Ordinary shares of Vodafone Group Plc are traded on the London Stock Exchange and in the form of ADSs on NASDAQ. ADSs, each representing ten ordinary shares, are traded on NASDAQ under the symbol “VOD”. The ADSs are evidenced by ADRs issued by Deutsche Bank, as depositary, under a deposit agreement, dated 27 February 2017 between the Company, the depositary and the holders from time to time of ADRs issued thereunder. ADS holders are not shareholders in the Company but may instruct Deutsche Bank on the exercise of voting rights relative to the number of ordinary shares represented by their ADSs. See “Articles of Association and applicable English law” and “Rights attaching to the Company’s shares – Voting rights” on page 216. Shareholder Shareholding1 BlackRock, Inc.2 6.90% Notes: 1 The percentage of voting rights detailed above was calculated at the time of the relevant disclosures made in accordance with Rule 5 of the Disclosure Guidance and Transparency Rules. On 6 February 2019, BlackRock, Inc. disclosed by way of a Schedule 13G filed with the SEC, beneficial ownership of 2,057,729,218 ordinary shares of the Company as of 31 December 2018, representing 7.7% of that class of shares at that date. 2 The Company is not aware of any changes in the interests disclosed under DTR 5 between 31 March 2019 and 6 June 2019. At 31 March 2019, the Company was also aware of the following percentage interest in its ordinary share capital: – On 13 February 2018, Morgan Stanley disclosed by way of a Schedule 13G filed with the SEC, beneficial ownership of 947,417,830 ordinary shares of the Company as of 29 December 2017, representing 3.6% of that class of shares as at that date. As far as the Company is aware, between 1 April 2016 and 6 June 2019, no shareholder, other than described above, held 3% or more of the voting rights attributable to the ordinary shares of the Company other than Deutsche Bank, as custodian of our ADR programme, and Bank of New York Mellon as custodian of our ADR programme prior to 27 February 2017. The rights attaching to the ordinary shares of the Company held by these shareholders are identical in all respects to the rights attaching to all the ordinary shares of the Company. As at 6 June 2019 the Directors are not aware of any other interest of 3% or more in the ordinary share capital of the Company. The Company is not directly or indirectly owned or controlled by any foreign government or any other legal entity. There are no arrangements known to the Company that could result in a change of control of the Company. 215 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Shareholder information (continued) Articles of Association and applicable English law The following description summarises certain provisions of the Company’s Articles of Association and applicable English law. This summary is qualified in its entirety by reference to the Companies Act 2006 and the Company’s Articles of Association. See “Documents on display” on page 217 for information on where copies of the Articles of Association can be obtained. The Company is a public limited company under the laws of England and Wales. The Company is registered in England and Wales under the name Vodafone Group Public Limited Company with the registration number 1833679. All of the Company’s ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by the Company from the holders of such shares. English law specifies that any alteration to the Articles of Association must be approved by a special resolution of the Company’s shareholders. Articles of Association The Company’s Articles of Association do not specifically restrict the objects of the Company. Directors The Directors are empowered under the Articles of Association to exercise all the powers of the Company subject to any restrictions in the Articles of Association, the Companies Act 2006 (as defined in the Articles of Association) and any special resolution. Under the Company’s Articles of Association a Director cannot vote in respect of any proposal in which the Director, or any person connected with the Director, has a material interest other than by virtue of the Director’s interest in the Company’s shares or other securities. However, this restriction on voting does not apply in certain circumstances as set out in the Articles of Association. The Directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all liabilities and obligations of the Group outstanding at any time shall not exceed an amount equal to 1.5 times the aggregate of the Group’s share capital and reserves calculated in the manner prescribed in the Articles of Association unless sanctioned by an ordinary resolution of the Company’s shareholders. The Company can make market purchases of its own shares or agree to do so in the future provided it is duly authorised by its members in a general meeting and subject to and in accordance with section 701 of the Companies Act 2006. Such authority was given at the 2018 AGM and on 28 January 2019 the Company announced the commencement of an irrevocable and non-discretionary share buy-back programme as a result of the maturing of the second tranche of the mandatory convertible bond (‘MCB’) in February 2019. In order to satisfy the second tranche of the MCB, 799,067,749 ordinary shares were issued from treasury shares on 25 February 2019 at a conversion price of £1.8021. Under this programme the Company is expected to purchase up to the number of ordinary shares of 20 20/21 US cents each announced for the programme on 28 January 2019. The number of shares expected to be purchased is below the number permitted to be purchased by the Company pursuant to the authority granted by the shareholders at the 2018 AGM. Further information can be found on page 34. At each AGM all Directors shall offer themselves for re-election in accordance with the Company’s Articles of Association and in the interests of good corporate governance. Directors are not required under the Company’s Articles of Association to hold any shares of the Company as a qualification to act as a Director, although the Executive Directors are required to under the Company’s Remuneration Policy. Further details are set out on pages 81 to 86. Rights attaching to the Company’s shares At 31 March 2019, the issued share capital of the Company was comprised of 50,000 7% cumulative fixed rate shares of £1.00 each and 27,230,375,568 ordinary shares (excluding treasury shares) of 20 20/21 US cents each. As at 31 March 2019, 1,584,882,610 ordinary shares were held in Treasury. Dividend rights Holders of 7% cumulative fixed rate shares are entitled to be paid in respect of each financial year, or other accounting period of the Company, a fixed cumulative preferential dividend of 7% per annum on the nominal value of the fixed rate shares. A fixed cumulative preferential dividend may only be paid out of available distributable profits which the Directors have resolved should be distributed. The fixed rate shares do not have any other right to share in the Company’s profits. Holders of the Company’s ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the Directors. The Board of Directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Dividends on ordinary shares can be paid to shareholders in whatever currency the Directors decide, using an appropriate exchange rate for any currency conversions which are required. If a dividend has not been claimed for one year after the date of the resolution passed at a general meeting declaring that dividend or the resolution of the Directors providing for payment of that dividend, the Directors may invest the dividend or use it in some other way for the benefit of the Company until the dividend is claimed. If the dividend remains unclaimed for 12 years after the relevant resolution either declaring that dividend or providing for payment of that dividend, it will be forfeited and belong to the Company. Voting rights At a general meeting of the Company, when voting on substantive resolutions (i.e. any resolution which is not a procedural resolution) each shareholder who is entitled to vote and is present in person or by proxy has one vote for every share held (a poll vote). Procedural resolutions (such as a resolution to adjourn a general meeting or a resolution on the choice of Chairman of a general meeting) shall be decided on a show of hands, where each shareholder who is present at the meeting has one vote regardless of the number of shares held, unless a poll is demanded. Shareholders entitled to vote at general meetings may appoint proxies who are entitled to vote, attend and speak at general meetings. Two shareholders present in person or by proxy constitute a quorum for purposes of a general meeting of the Company. Under English law, shareholders of a public company such as the Company are not permitted to pass resolutions by written consent. Record holders of the Company’s ADSs are entitled to attend, speak and vote on a poll or a show of hands at any general meeting of the Company’s shareholders by the depositary’s appointment of them as corporate representatives or proxies with respect to the underlying ordinary shares represented by their ADSs. Alternatively, holders of ADSs are entitled to vote by supplying their voting instructions to the depositary or its nominee who will vote the ordinary shares underlying their ADSs in accordance with their instructions. Holders of the Company’s ADSs are entitled to receive notices of shareholders’ meetings under the terms of the deposit agreement relating to the ADSs. Employees who hold shares in a vested nominee share account are able to vote through the respective plan’s trustees. Note there is now a vested share account with Computershare (in respect of shares arising from a SAYE exercise) and Equatex (MyShareBank). Unaudited information 216 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Holders of the Company’s 7% cumulative fixed rate shares are only entitled to vote on any resolution to vary or abrogate the rights attached to the fixed rate shares. Holders have one vote for every fully paid 7% cumulative fixed rate share. Liquidation rights In the event of the liquidation of the Company, after payment of all liabilities and deductions in accordance with English law, the holders of the Company’s 7% cumulative fixed rate shares would be entitled to a sum equal to the capital paid up on such shares, together with certain dividend payments, in priority to holders of the Company’s ordinary shares. The holders of the fixed rate shares do not have any other right to share in the Company’s surplus assets. Pre-emptive rights and new issues of shares Under section 549 of the Companies Act 2006 Directors are, with certain exceptions, unable to allot the Company’s ordinary shares or securities convertible into the Company’s ordinary shares without the authority of the shareholders in a general meeting. In addition, section 561 of the Companies Act 2006 imposes further restrictions on the issue of equity securities (as defined in the Companies Act 2006 which include the Company’s ordinary shares and securities convertible into ordinary shares) which are, or are to be, paid up wholly in cash and not first offered to existing shareholders. The Company’s Articles of Association allow shareholders to authorise Directors for a period specified in the relevant resolution to allot (i) relevant securities generally up to an amount fixed by the shareholders; and (ii) equity securities for cash other than in connection with a pre-emptive offer up to an amount specified by the shareholders and free of the pre-emption restriction in section 561. At the 2018 AGM the amount of relevant securities fixed by shareholders under (i) above and the amount of equity securities specified by shareholders under (ii) above were in line with the Pre-Emption Group’s Statement of Principles. Further details of such proposals are provided in the 2019 Notice of AGM. Disclosure of interests in the Company’s shares There are no provisions in the Articles of Association whereby persons acquiring, holding or disposing of a certain percentage of the Company’s shares are required to make disclosure of their ownership percentage although such requirements exist under the Disclosure Guidance and Transparency Rules. General meetings and notices Subject to the Articles of Association, AGMs are held at such times and place as determined by the Directors of the Company. The Directors may also, when they think fit, convene other general meetings of the Company. General meetings may also be convened on requisition as provided by the Companies Act 2006. An AGM is required to be called on not less than 21 days’ notice in writing. Subject to obtaining shareholder approval on an annual basis, the Company may call other general meetings on 14 days’ notice. The Directors may determine that persons entitled to receive notices of meetings are those persons entered on the register at the close of business on a day determined by the Directors but not later than 21 days before the date the relevant notice is sent. The notice may also specify the record date, the time of which shall be determined in accordance with the Articles of Association and the Companies Act 2006. Under section 336 of the Companies Act 2006 the AGM must be held each calendar year and within six months of the Company’s year end. Variation of rights If at any time the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act 2006, either with the consent in writing of the holders of three quarters in nominal value of the shares of that class or at a separate meeting of the holders of the shares of that class. At every such separate meeting all of the provisions of the Articles of Association relating to proceedings at a general meeting apply, except that (i) the quorum is to be the number of persons (which must be at least two) who hold or represent by proxy not less than one third in nominal value of the issued shares of the class or, if such quorum is not present on an adjourned meeting, one person who holds shares of the class regardless of the number of shares he holds; (ii) any person present in person or by proxy may demand a poll; and (iii) each shareholder will have one vote per share held in that particular class in the event a poll is taken. Class rights are deemed not to have been varied by the creation or issue of new shares ranking equally with or subsequent to that class of shares in sharing in profits or assets of the Company or by a redemption or repurchase of the shares by the Company. Limitations on transfer, voting and shareholding As far as the Company is aware there are no limitations imposed on the transfer, holding or voting of the Company’s ordinary shares other than those limitations that would generally apply to all of the shareholders, those that apply by law (e.g. due to insider dealing rules) or those that apply as a result of failure to comply with a notice under section 793 of the Companies Act 2006. No shareholder has any securities carrying special rights with regard to control of the Company. The Company is not aware of any agreements between holders of securities that may result in restrictions on the transfer of securities. Documents on display The Company is subject to the information requirements of the Exchange Act applicable to foreign private issuers. In accordance with these requirements the Company files its Annual Report on Form 20-F and other related documents with the SEC. These documents may be inspected at the SEC’s public reference rooms located at 100 F Street, NE Washington, DC 20549. Information on the operation of the public reference room can be obtained in the United States by calling the SEC on +1-800-SEC-0330. In addition, some of the Company’s SEC filings, including all those filed on or after 4 November 2002, are available on the SEC’s website at sec.gov. Shareholders can also obtain copies of the Company’s Articles of Association from our website at vodafone.com/governance or from the Company’s registered office. 217 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Shareholder information (continued) Material contracts At the date of this Annual Report the Group is not party to any contracts that are considered material to its results or operations except for: A US holder is a beneficial owner of shares or ADSs that is for US federal income tax purposes: – an individual citizen or resident of the United States; – its US$4.2 billion and €3.9 billion revolving credit facilities which are discussed in note 20 “Borrowings and capital resources” to the consolidated financial statements; – a US domestic corporation; – an estate, the income of which is subject to US federal income tax regardless of its source; or – its trust deeds for the £3.44 billion of subordinated mandatory convertible bonds placed on 12 March 2019 as discussed in note 20 “Borrowings and capital resources” to the consolidated financial statements; – a trust, if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for US federal income tax purposes. – the Contribution and Transfer Agreement in respect of the Dutch joint venture with Liberty Global as detailed in note 27 “Commitments” to the consolidated financial statements; If an entity or arrangement treated as a partnership for US federal income tax purposes holds the shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. Holders that are entities or arrangements treated as partnerships for US federal income tax purposes should consult their tax advisors concerning the US federal income tax consequences to them and their partners of the ownership and disposition of shares or ADSs by the partnership. This section is based on the US Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and on the tax laws of the UK, the Double Taxation Convention between the United States and the UK (the ‘treaty’) and current HM Revenue and Customs (‘HMRC’) published practice, all as currently in effect. These laws and such practice are subject to change, possibly on a retroactive basis. This section is further based in part upon the representations of the depositary and assumes that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For the purposes of the treaty and the US-UK double taxation convention relating to estate and gift taxes (the ‘Estate Tax Convention’), and for US federal income tax and UK tax purposes, this section is based on the assumption that a holder of ADRs evidencing ADSs will generally be treated as the owner of the shares in the Company represented by those ADRs. Investors should note that a ruling by the first-tier tax tribunal in the UK has cast doubt on this view, but HMRC have stated that they will continue to apply their long-standing practice of regarding the holder of such ADRs as holding the beneficial interest in the underlying shares. Similarly, the US Treasury has expressed concern that US holders of depositary receipts (such as holders of ADRs representing our ADSs) may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between such holders and the issuer of the security underlying the depositary receipts, or a party to whom depositary receipts or deposited shares are delivered by the depositary prior to the receipt by the depositary of the corresponding securities, has taken actions inconsistent with the ownership of the underlying security by the person claiming the credit, such as a disposition of such security. Such actions may also be inconsistent with the claiming of the reduced tax rates that may be applicable to certain dividends received by certain non-corporate holders, as described below. Accordingly, (i) the creditability of any UK taxes and (ii) the availability of the reduced tax rates for any dividends received by certain non-corporate US holders, each as described below, could be affected by actions taken by such parties or intermediaries. Generally exchanges of shares for ADRs and ADRs for shares will not be subject to US federal income tax or to UK tax other than stamp duty or stamp duty reserve tax (see the section on these taxes on page 219). – the Implementation Agreement dated 20 March 2017, as amended on 30 August 2018, relating to the combination of the Indian mobile telecommunications businesses of Vodafone Group and Idea Group as detailed in note 26 “Acquisitions and disposals” to the consolidated financial statements; – the Implementation Agreement dated 25 April 2018 relating to the combination of the businesses of Indus Towers and Bharti Infratel; – the Sale and Purchase Agreement dated 9 May 2018 relating to the purchase of Liberty Global plc’s businesses in Germany, Romania, Hungary and the Czech Republic; and – the Scheme Implementation Deed dated 30 August 2018 relating to the proposed merger between Vodafone Hutchison Australia Pty Limited and TPG Telecom Limited. Exchange controls There are no UK Government laws, decrees or regulations that restrict or affect the export or import of capital, including but not limited to, foreign exchange controls on remittance of dividends on the ordinary shares or on the conduct of the Group’s operations. Taxation As this is a complex area investors should consult their own tax advisor regarding the US federal, state and local, the UK and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances. This section describes, primarily for a US holder (as defined below), in general terms, the principal US federal income tax and UK tax consequences of owning or disposing of shares or ADSs in the Company held as capital assets (for US and UK tax purposes). This section does not, however, cover the tax consequences for members of certain classes of holders subject to special rules including, for example, US expatriates and former long-term residents of the United States; officers and employees of the Company; holders that, directly, indirectly or by attribution, hold 5% or more of the Company’s stock (by vote or value); financial institutions; insurance companies; individual retirement accounts and other tax-deferred accounts; tax-exempt organisations; dealers in securities or currencies; investors that will hold shares or ADSs as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes; investors holding shares or ADSs in connection with a trade or business conducted outside of the US; or investors whose functional currency is not the US dollar. Unaudited information 218 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Taxation of dividends UK taxation Under current UK law, there is no requirement to withhold tax from the dividends that we pay. Shareholders who are within the charge to UK corporation tax will be subject to corporation tax on the dividends we pay unless the dividends fall within an exempt class and certain other conditions are met. It is expected that the dividends we pay would generally be exempt. Individual shareholders in the Company who are resident in the UK will be subject to the income tax on the dividends we pay. Dividends will be taxable in the UK at the dividend rates applicable where the income received is above the dividend allowance (currently £2,000 per tax year) which is taxed at a nil rate. Dividend income is treated as the highest part of an individual shareholder’s income and the dividend allowance will count towards the basic or higher rate limits (as applicable) which may affect the rate of tax due on any dividend income in excess of the allowance. US federal income taxation Subject to the passive foreign investment company (‘PFIC’) rules described below, a US holder is subject to US federal income taxation on the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). However, the Company does not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US holders should therefore assume that any distribution by the Company with respect to shares will be reported as ordinary dividend income. Dividends paid to a non-corporate US holder will be taxable to the holder at the reduced rate normally applicable to long-term capital gains provided that certain requirements are met. Dividends must be included in income when the US holder, in the case of shares, or the depositary, in the case of ADSs, actually or constructively receives the dividend and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. The amount of the dividend distribution to be included in income will be the US dollar value of the pound sterling or euro payments made determined at the spot pound sterling/US dollar rate or the spot euro/ US dollar rate, as applicable, on the date the dividends are received by the US holder, in the case of shares, or the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into US dollars at that time. If dividends received in pounds sterling or euros are converted into US dollars on the day they are received, the US holder generally will not be required to recognise any foreign currency gain or loss in respect of the dividend income. Where UK tax is payable on any dividends received, a US holder may be entitled, subject to certain limitations, to a foreign tax credit in respect of such taxes. Taxation of capital gains UK taxation A US holder that is not resident in the UK will generally not be liable for UK tax in respect of any capital gain realised on a disposal of our shares or ADSs. However, a US holder may be liable for both UK and US tax in respect of a gain on the disposal of our shares or ADSs if the US holder: – is a citizen of the United States and is resident in the UK; – is an individual who realises such a gain during a period of “temporary non-residence” (broadly, where the individual becomes resident in the UK, having ceased to be so resident for a period of five years or less, and was resident in the UK for at least four out of the seven tax years immediately preceding the year of departure from the UK); – is a US domestic corporation resident in the UK by reason of being centrally managed and controlled in the UK; or – is a citizen or a resident of the United States, or a US domestic corporation, that has used, held or acquired the shares or ADSs in connection with a branch, agency or permanent establishment in the UK through which it carries on a trade, profession or vocation in the UK. In such circumstances, relief from double taxation may be available under the treaty. Holders who may fall within one of the above categories should consult their professional advisers. US federal income taxation Subject to the PFIC rules described below, a US holder that sells or otherwise disposes of our shares or ADSs generally will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realised and the holder’s adjusted tax basis, determined in US dollars, in the shares or ADSs. This capital gain or loss will be a long-term capital gain or loss if the US holder’s holding period in the shares or ADSs exceeds one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations. Additional tax considerations UK inheritance tax An individual who is domiciled in the United States (for the purposes of the Estate Tax Convention) and is not a UK national will not be subject to UK inheritance tax in respect of our shares or ADSs on the individual’s death or on a transfer of the shares or ADSs during the individual’s lifetime, provided that any applicable US federal gift or estate tax is paid, unless the shares or ADSs are part of the business property of a UK permanent establishment or pertain to a UK fixed base used for the performance of independent personal services. Where the shares or ADSs have been placed in trust by a settlor they may be subject to UK inheritance tax unless, when the trust was created, the settlor was domiciled in the United States and was not a UK national. Where the shares or ADSs are subject to both UK inheritance tax and to US federal gift or estate tax, the estate tax convention generally provides a credit against US federal tax liabilities for UK inheritance tax paid. UK stamp duty and stamp duty reserve tax Stamp duty will, subject to certain exceptions, be payable on any instrument transferring our shares to the custodian of the depositary at the rate of 1.5% on the amount or value of the consideration if on sale or on the value of such shares if not on sale. Stamp duty reserve tax (‘SDRT’), at the rate of 1.5% of the amount or value of the consideration or the value of the shares, could also be payable in these circumstances but no SDRT will be payable if stamp duty equal to such SDRT liability is paid. 219 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Shareholder information (continued) Following rulings of the European Court of Justice and the first-tier tax tribunal in the UK, HMRC have confirmed that the 1.5% SDRT charge will not be levied on an issue of shares to a depositary receipt system on the basis that such a charge is contrary to EU law. No stamp duty should in practice be required to be paid on any transfer of our ADSs provided that the ADSs and any separate instrument of transfer are executed and retained at all times outside the UK. A transfer of our shares in registered form will attract ad valorem stamp duty generally at the rate of 0.5% of the purchase price of the shares. There is no charge to ad valorem stamp duty on gifts. SDRT is generally payable on an unconditional agreement to transfer our shares in registered form at 0.5% of the amount or value of the consideration for the transfer, but if, within six years of the date of the agreement, an instrument transferring the shares is executed and stamped, any SDRT which has been paid would be repayable or, if the SDRT has not been paid, the liability to pay the tax (but not necessarily interest and penalties) would be cancelled. However, an agreement to transfer our ADSs will not give rise to SDRT. PFIC rules We do not believe that our shares or ADSs will be treated as stock of a PFIC for US federal income tax purposes for our current taxable year or the foreseeable future. This conclusion is a factual determination that is made annually and thus is subject to change. If we are treated as a PFIC, US holders of shares would be required (i) to pay a special US addition to tax on certain distributions and (ii) any gain realised on the sale or other disposition of the shares or ADSs would in general not be treated as a capital gain unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs. Otherwise a US holder would be treated as if he or she has realised such gain and certain “excess distributions” rateably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated. An interest charge in respect of the tax attributable to each such preceding year beginning with the first such year in which our shares or ADSs were treated as stock in a PFIC would also apply. In addition, dividends received from us would not be eligible for the reduced rate of tax described above under “Taxation of Dividends – US federal income taxation”. Back-up withholding and information reporting Payments of dividends and other proceeds to a US holder with respect to shares or ADSs, by a US paying agent or other US intermediary will be reported to the Internal Revenue Service (‘IRS’) and to the US holder as may be required under applicable regulations. Back-up withholding may apply to these payments if the US holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. Certain US holders are not subject to back-up withholding. US holders should consult their tax advisors about these rules and any other reporting obligations that may apply to the ownership or disposition of shares or ADSs, including requirements related to the holding of certain foreign financial assets. Unaudited information 220 Vodafone Group Plc

Overview Strategic Report Governance History and development Unaudited information Financials Other information The Company was incorporated under English law in 1984 as Racal Strategic Radio Limited (registered number 1833679). After various name changes, 20% of Racal Telecom Plc share capital was offered to the public in October 1988. The Company was fully demerged from Racal Electronics Plc and became an independent company in September 1991, at which time it changed its name to Vodafone Group Plc. Since then we have entered into various transactions which significantly impacted on the development of the Group. The most significant of these transactions are summarised below: – In March 2014 we acquired the indirect equity interests in VIL held by Analjit Singh and Neelu Analjit Singh, taking our stake to 89.03% and then in April 2014 we acquired the remaining 10.97% of VIL from Piramal Enterprises Limited for cash consideration of INR89.0 billion (€1.0 billion), taking our ownership interest to 100%. – On 23 July 2014 we acquired the entire share capital of Grupo Corporativo Ono, S.A. (‘Ono’) in Spain for total consideration, including associated net debt acquired, of €7.2 billion. – On 31 December 2016 we completed the transaction with Liberty Global plc to combine our Dutch operations in a 50:50 joint venture – The merger with AirTouch Communications, Inc. which completed on 30 June 1999. The Company changed its name to Vodafone AirTouch Plc in June 1999 but then reverted to its former name, Vodafone Group Plc, on 28 July 2000. called VodafoneZiggo Group Holding B.V. (‘VodafoneZiggo’). – On 29 March 2018, we completed the transaction with the Qatar Foundation to sell acquire Vodafone Europe B.V.’s 51% stake in the joint venture company, Vodafone and Qatar Foundation LLC, that controls Vodafone Qatar for a total cash consideration – The completion on 10 July 2000 of the agreement with Bell Atlantic and GTE to combine their US cellular operations to create the largest mobile operator in the United States, Verizon Wireless, resulting in the Group having a 45% interest in the combined entity. of QAR1,350 million (€301 million). – On 31 March 2018, Vodafone India completed the sale of its standalone tower business in India to ATC Telecom Infrastructure Private Limited (‘ATC’) for an enterprise value of INR 38.5 billion – The acquisition of Mannesmann AG which completed on 12 April 2000. Through this transaction we acquired businesses in Germany and Italy and increased our indirect holding in Société Française u Radiotéléphone S.A. (‘SFR’). (€478 million). – On 25 April 2018, Vodafone, Bharti Airtel Limited (‘Bharti Airtel’) and Idea announced the merger of Indus Towers Limited (‘Indus Towers’) into Bharti Infratel Limited (‘Bharti Infratel’), creating a combined company that will own the respective businesses of Bharti Infratel and Indus Towers. Bharti Airtel and Vodafone will jointly control the combined company, in accordance with the terms of a new shareholders’ agreement. See note 27 “Commitments” for further details. – On 8 May 2007 we acquired companies with controlling interests in Vodafone India Limited (‘VIL’), formerly Vodafone Essar Limited, for US$10.9 billion (€7.7 billion). – On 20 April 2009 we acquired an additional 15.0% stake in Vodacom for cash consideration of ZAR20.6 billion (€1.8 billion). On 18 May 2009 Vodacom became a subsidiary. – On 9 May 2018, Vodafone announced that it had agreed to acquire Unitymedia GmbH in Germany and Liberty Global’s operations (excluding its “Direct Home” business) in the Czech Republic, Hungary and Romania, for a total enterprise value of €18.4 billion. This is expected to comprise approximately €10.8 billion of cash consideration paid to Liberty Global and €7.6 billion of existing Liberty debt, subject to completion adjustments. See note 27 – Through a series of business transactions on 1 June and 1 July 2011, we acquired an additional 22% stake in VIL from the Essar Group for a cash consideration of US$4.2 billion (€2.9 billion) including withholding tax. – Through a series of business transactions in 2011 and 2012, Vodafone assigned its rights to purchase approximately 11% of VIL from the Essar Group to Piramal Healthcare Limited (‘Piramal’). On 18 August 2011 Piramal purchased 5.5% of VIL from the Essar Group for a cash consideration of INR28.6 billion (€410 million). On 8 February 2012, it purchased a further 5.5% of VIL from the Essar Group for a cash consideration of approximately INR30.1 billion (€460 million) taking Piramal’s total shareholding in VIL to approximately 11%. “Commitments” for further details. – On 30 August 2018, Vodafone announced that Vodafone Hutchison Australia Pty Limited (‘VHA’) and TPG Telecom Limited (‘TPG’) had agreed a merger to establish a new fully integrated telecommunications operator in Australia (‘MergeCo’). Vodafone and Hutchison Telecommunications (Australia) Limited (‘HTAL’) would each own an economic interest of 25.05% in MergeCo, with TPG shareholders owning the remaining 49.9%. The Australian Competition and Consumer Commission (ACCC) opposed the proposed merger. The Group is challenging the decision through the federal court. See note 27 “Commitments” for further details. – On 27 July 2012 we acquired the entire share capital of Cable & Wireless Worldwide plc for a cash consideration of £1,050 million (€1,340 million). – On 31 October 2012 we acquired TelstraClear Limited in New Zealand for a cash consideration of NZ$840 million (€660 million). – On 31 August 2018, the Group completed the transaction to combine its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers), with Idea Cellular to form Vodafone Idea, with the combined company being jointly controlled by Vodafone and the Aditya Birla – On 13 September 2013 we acquired a 76.57% interest in Kabel Deutschland Holding AG in Germany for cash consideration of €5.8 billion. – The completion on 21 February 2014 of the agreement, announced on 2 September 2013, to dispose of our US Group whose principal asset was its 45% interest in Verizon Wireless (‘VZW’) to Verizon Communications Inc. (‘Verizon’), Vodafone’s joint venture partner, for a total consideration of US$130 billion (€95 billion) including the remaining 23.1% minority interest in Vodafone Italy. Following completion, Vodafone shareholders received Verizon shares and cash totalling US$85 billion (€37 billion). Group. See note 26 “Acquisitions and disposals” for further details. Details of other significant transactions that occurred after 31 March 2019 and before the signing of this Annual Report on 14 May 2019 are included in note 31 “Subsequent events”. 221 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Regulation Our operating companies are generally subject to regulation governing the operation of their business activities. Such regulation typically takes the form of industry specific law and regulation covering telecommunications services and general competition (antitrust) law applicable to all activities. The following section describes the regulatory frameworks and the key regulatory developments at national and regional level and in the European Union (‘EU’), in which we had significant interests during the year ended 31 March 2019. Many of the regulatory developments reported in the following section involve ongoing proceedings or consideration of potential proceedings that have not reached a conclusion. Accordingly, we are unable to attach a specific level of financial risk to our performance from such matters. The Cybersecurity Act is expected to enter into force in May 2019. This includes a permanent mandate, expanded responsibilities, more resources for the EU Cybersecurity Agency, and promotion of security by design and by default by implementing a framework for the voluntary cybersecurity certification of ICT products, services and processes. The High Level Expert Group appointed by the Commission published final AI ethics guidelines in April 2019. The expert group will also publish a set of recommendations on policy and investment conditions to stimulate AI development before the summer. The Geo Blocking Regulation was directly applicable throughout the EU from December 2018. This ensures that EU customers are not discriminated against for reasons related to their nationality or place of residence when they try to access goods and services online. The Free Flow of (non-personal) Data Regulation comes into force May 2019. This will facilitate the cross-border provision within the EU of data storage and processing services such as cloud computing, big data analytics and IoT by proscribing unjustified data localisation mandates. In March 2019, The European Commission published a non-binding recommendation as a first step towards having EU security requirements for 5G networks in the future. European Union (‘EU’) In June 2018, the European Parliament and the Council reached an overall political agreement on the European Electronic Communications Code (EECC) and BEREC Regulation, with formal adoption finalised in December 2018. This means that member states must complete transposition into national law by the end of 2020. In the Code, the EU institutions agreed on, among other things: a gigabit standard network typically being FTTH/5G, the introduction of a minimum duration of spectrum licences that requires Member States to ensure licence rights of at least 15 years with an adequate extension to provide a period of at least 20 years, 5G spectrum 3.6 GHz/26 GHz available by 2020 (2022 at the latest), continued regulation of operators with significant market power, infrastructure competition through non-discrimination measures, duct and pole access and co-investment and the inclusion of over the top communications services within the scope of the framework. Universal Services are limited to affordable broadband, voice services and services for disabled end users and funding is possible through both the state budget and an industry fund. The Code provides for maximum harmonisation of consumer protection requirements, with some exceptions. Rules capping prices on intra-EU international calls come into force May 2019 and BEREC has issued further Guidelines on the implementation of these requirements. The European Parliament and Council have reached provisional agreement on the following: Europe region Germany In May 2017, the national regulatory authority (‘BNetzA’) initiated the market review process for wholesale access at fixed locations currently covering both unbundled local loop (‘ULL’) and virtual unbundled local access (‘VULA’) as well as bitstream wholesale products. The modification of Fibre to the Home (‘FTTH’) regulation includes a possibility that access to the incumbent’s FTTH network may only be regulated by a light touch approach or be fully deregulated. In August 2017, BNetzA published its decision regarding the reference offer on the migration of very high-rate digital subscriber line unbundled local loop (‘VDSL ULL’) and the introduction of a VULA product at street cabinets in view of Deutsche Telekom’s Vectoring deployment in nearshore areas. The migration of Vodafone Germany’s VDSL ULL customers on to the substitute bitstream products must be completed by January 2020. In May 2018, BNetzA confirmed that expiring 2.1 GHz spectrum and frequencies from 3.4 GHz to 3.7 GHz ranges will be allocated on a nationwide basis by auction. Frequencies in the 3.7-3.8 GHz range will be allocated in a case-by-case application process. The auction started in March 2019 and is ongoing. In June 2018, BNetzA ruled against the Vodafone Pass EU-roaming-exclusion and fair use policy. Vodafone Germany appealed and filed for legal protection in the administrative court. The BNetzA ruling is suspended until the court proceedings are concluded. Italy In March 2017, the national regulatory authority (‘AGCOM’) imposed a minimum billing period of one-month for fixed and convergent offers, effective by the end of June 2017. The operators appealed AGCOM’s resolution before the Administrative Court and the appeal was rejected in February 2018. Vodafone Italy has filed an appeal before the Council of State and the proceeding is pending. AGCOM adopted a decision to impose reimbursements/restitutions for fixed and convergent customers for the period between June 2017 and April 2018. The Council of State suspended the reimbursement until May 2019 after Vodafone Italy filed an appeal. – The Digital Content Directive and the Tangible Goods Directive. – The proposed Directive on better enforcement of consumer law. – The proposed Regulation on fair treatment of business users of online platforms. – The Directive laying down rules on the exercise of copyright applicable to certain online transmissions of broadcasting organisations and retransmissions. – The Directive on copyright in the digital single market. The Commission’s legislative proposal for an e-Privacy Regulation, which will update the existing e-Privacy Directive with specific rules applicable to the electronic communications sector and a proposal for a regulation on the removal of terrorist content online, is ongoing along with the Directive on Collective Redress. The new AudioVisual Services Directive was approved in November 2018. This Directive aims to update existing rules and achieve a better level playing field between linear TV and on-demand audiovisual media services. It imposes rules on on-demand services including, inter alia, EU works quotas and stronger obligations to protect minors. Unaudited information 222 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information In February 2018, the Italian Competition Authority (‘AGCM’) opened an antitrust investigation into Vodafone Italy, three of its competitors and the industry trade association. The investigation alleges that operators infringed competition law by agreeing not to comply with an AGCOM resolution and exchanged information on future pricing strategies in response to a subsequent law, which forced the operators to revert to monthly billing. The final term of the proceeding will commence in July 2019. In October 2018, Vodafone Italy secured licences for 2x10MHz in the 700MHz band and 80MHz in the 3.7GHz band and 200MHz in the 26GHz band, expiring at the end of 2037 by auction and at a cost of €2,400 million. In December 2018, the Ministry of Economic Development approved the decree on networks and electronic communications services security that came into force January 2019, to ensure the security and integrity of networks. In January 2019, AGCOM opened a national consultation on the wholesale local and central fixed access market review. The draft proposal modifies the criteria for defining competitive areas and lowers wholesale prices in non-competitive areas. A final decision is expected in 2019 after notifying the European Commission. United Kingdom The national regulatory authority (‘Ofcom’) has signalled its intention to regulate the business connectivity market and the more consumer focused fixed wholesale local access market under one access review to encourage greater levels of fibre investment. This would result in less price regulation for Openreach services, with more emphasis on competitive fibre build. In January 2019, Ofcom set the Annual Licence Fees for 900MHz and 1800MHz spectrum. Ofcom is currently consulting on the arrangements for the 700MHz auction. In January 2019, Ofcom agreed that Vodafone and Telefonica UK be permitted to swap spectrum (900MHz) in order to reduce fragmentation of this band. Implementation is currently underway. Vodafone UK has signed up to Ofcom’s voluntary code on auto-compensation for fixed consumers and are preparing for implementation. Ofcom’s investigation into Vodafone Passes tariffs has been closed with no further action after Vodafone UK made changes to its traffic management policy. Spain In September 2017, the National Audience court declared the fines that had been previously applied to Telefónica, Orange and Vodafone Spain in December 2012, for abuse of dominant position by imposing excessive pricing of wholesale SMS/MMS services on mobile virtual network operators (‘MVNO’), as void. The national regulatory authority (‘CNMC’) appealed against this ruling in the Supreme Court. In January 2019, the Supreme Court notified its final ruling on the case confirming the National Audience court decision. In December 2017, a draft Ministerial Order was issued for a rural LTE plan that requires holders of spectrum in the 800 MHz band to achieve joint coverage in areas with less than 5,000 inhabitants, with a minimum speed of 30 Mbps for 90% of population, before January 2020. The Final Order approving the Plan of Coverage to comply with obligations was published in November 2018. In June 2017, the Spanish Supreme Court dismissed the appeal brought by Vodafone Spain against the Royal Decree on the so-called “TV Tax” that requires the financing of the RTVE Corporation to be supported by private TV networks and telecom operators. In February 2018, the National Audience court presented its preliminary ruling before the European Court of Justice (‘ECJ’) on the compatibility of the TV Tax with the Authorisation Directive. In March 2019, ECJ concluded the TV tax is compatible with the Authorization Directive. However, the case remains open at the national level. In July 2018, Vodafone Spain secured a licence for 90MHz of spectrum in the 3.7GHz band, expiring in 2038 at a cost of €198 million. Vodafone Spain has requested the modification of the commitments in relation to the Movistar–DTS merger in 2015. The commitment period will end in April 2020 but is subject to a three-year extension period. Netherlands In April 2018, the European Commission commenced an investigation in relation to the acquisition of sports rights at several media companies in Europe, including VodafoneZiggo’s sports channel, Ziggo Sport. The Commission’s investigation is currently ongoing. In May 2018, the Commission cleared the acquisition of the Ziggo business by Liberty Global subject to similar remedies as in the original 2014 clearance decision. In September 2018, the appeals court rejected VodafoneZiggo’s appeal against the national regulatory authority’s (‘ACM’) glide path for MTRs based on BULRIC Plus. In September 2018, ACM published the final decision in its Wholesale Fixed Access market analysis and entered into force in October 2018. VodafoneZiggo is required to provide regulated access to its cable network. VodafoneZiggo has appealed the ACM decision in the national court and at the EU level. In November 2018, the European Commission approved the take-over of Tele2 NL by T-Mobile NL without any remedies. Both companies have merged into the “new” T-Mobile NL on 2 January 2019. Ireland In April 2018, the national regulatory authority (‘ComReg’) published the results of the auction for 26GHz. Vodafone Ireland paid €370K for this licence, which expires in 2028. In December 2018, ComReg and the incumbent operator in Ireland reached an agreement on a future model for regulatory governance of the incumbent. ComReg’s decision is being challenged by Sky Ireland on several grounds and while the decision has taken effect these proceedings are ongoing. The EU Commission has been notified of the decision to move the MTR rate to €0.67c in Ireland. It is expected that ComReg will publish a final decision in 2019. 223 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Regulation (continued) Portugal In July 2018, the national regulatory authority (‘ANACOM’) published the report on the 5G Roadmap public consultation. No timeline for the award procedures was provided. In October 2018, ANACOM decided to deregulate the fixed call origination market as it considers that the market no longer meets the three criteria test to be susceptible to ex ante regulation. Vodafone Portugal continues to challenge payment notices totalling €34.8 million issued by ANACOM regarding 2012-2014 extraordinary compensation of Universal Service net costs. A new ANACOM regulation on security and integrity of electronic communications networks and services is in force as of April 2019. Romania In December 2018, there was a national consultation process on the “5G for Romania” national strategy document issued by the IT&C Ministry and the national regulatory authority (‘ANCOM’). In December 2018, the Romanian Government adopted a wide range of fiscal measures that would affect the telecom sector. These measures include, but are not limited to, a monitoring tariff that increased to a fixed percentage of 3% on the annual turnover of the telecom sector (which has not yet been implemented), and a new method for setting minimum prices for spectrum bidding/ licences renewal that would drive up spectrum prices. In January 2019, ANCOM launched a public consultation on the Spectrum Position on frequency bands to be included in the upcoming 5G auction, which is expected to be finalised by October 2019. Greece Following the national regulatory authority’s (‘EETT’) plenary change, repeat hearings were held for two competition complaints, with decisions still pending. First, Vodafone Greece against Cosmote on abuse of its dominant position in the prepay market through the on-net/off-net differential pricing imposed in its What’s Up community (September 2018). Second, Wind against Vodafone Greece and Cosmote on abuse of dominance in relation to calls to mobile networks in Albania (June 2018). In September 2018, EETT’s VULA specifications and provisions entered into force. EETT ran a public consultation on both the methodology related to the main principles of the BULRIC+ model for wholesale copper and fibre access pricing and the modelling approach & implementation. EETT addressed hearings (to all MNOs) regarding base stations that are operating either without licence or without the proper type of licence. Vodafone Greece filed a four-month extension request to respond to the hearings. Forthnet has filed a complaint before the EETT and the Administrative Court of Appeals asking that the Vectoring/FTTH allocation decisions be annulled. The hearing date is set for September 2019. In February 2019, EETT finalised its decision on the MVNO access dispute resolution between Forthnet and Vodafone Greece & Cosmote. Forthnet selected Vodafone Greece for the conclusion of an MVNO agreement. Vodafone Greece submitted a legal appeal of the decision in April 2019. Czech Republic The European Commission (‘DG Competition’) investigation into a network sharing agreement between O2 CZ/CETIN and T-Mobile CZ is ongoing. In April 2018, the national regulatory authority (‘CTU’) prolonged the original GSM licence (900 MHz & part of 1800 MHz band) until June 2029 for a one-off fee of CZK 165m. In January 2019, the CTU updated their 5G framework position of the 700MHz spectrum. The auction will now include 3410-3600 MHz spectrum. Announcement of the auction is expected in November 2019 with bidding to start in March 2020. Hungary The investigation of the Economic Competition Office into the network & spectrum sharing and possible collusion in the previous spectrum tender by Magyar Telekom and Telenor is ongoing. In December 2018, Vodafone Hungary renewed its licence for 2x15 MHz of 2100MHz spectrum at a cost of €33 million, due to expire in 2027. NMHH has started the preparation of the 2019 spectrum tender, in which licences for the unused blocks of previously assigned bands in 2100MHz, 2600MHz, and 3.4-3.8 GHz, as well as a new 700MHz band may be offered for sale. NMHH’s investigation into Vodafone’s Red Infinity offer has been closed with no further action after the regulator found the offer did not infringe net neutrality rules. Albania In October 2018, the national regulatory authority (‘AKEP’) announced the continuation of symmetric MTRs for the nationally originated traffic applicable to all three operators with Significant Market Power (‘SMP’) in the relevant markets. In October 2018, AKEP announced that the wholesale market of access and origination in mobile networks, the wholesale international calls market, and the retail market of mobile services would be regulated. However, AKEP withdrew the approved market analysis two weeks later. In April 2019, AKEP launched a new Market Analysis for public consultation. In February 2018, Vodafone Albania secured a licence for 2x10MHz in the 800MHz, expiring at the end of 2034 by auction and at a cost of €7.4 million. In April 2019, Albania, Bosnia & Herzegovina, Kosovo, North Macedonia, Serbia and Montenegro signed the WB6 Regional Roaming Agreement. The Agreement states the RLAH+ regime will be effective starting in July 2019, and RLAH will be effective from July 2021. Malta In March 2018, the Maltese Government announced its intention to introduce SIM registration requirements for all new and existing accounts. Vodafone Malta responded to the public consultation led by the national regulatory authority (‘MCA’). MCA is currently consulting on a ‘Revised Radio Spectrum Policy Programme for the upcoming five years – Terrestrial ECS Operators’. The findings and subsequent proposals will be subject to a public consultation process. In October 2018, Vodafone Malta entered into the Regulated Equivalence of Outputs VULA Agreement with GO Plc to provide FTTH fixed broadband services to end-users. Unaudited information 224 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Africa, Middle East and Asia-Pacific region India In September 2017, the national regulatory authority (‘TRAI’) issued its revised Interconnect Usage Charge (‘IUC’) Regulation, reducing the MTR from INR 0.14 per minute to INR 0.06 per minute. Vodafone India challenged this Regulation in the Bombay High Court and the next hearing date is pending. Vodafone India’s petition in the Delhi High Court against the February 2015 IUC regulation that reduced the MTR to INR 0.14 has a final hearing in July 2019. In January 2018, the pleadings in the Delhi High Court on Vodafone India’s challenge against TRAI’s recommended fine for alleged failure to provide adequate points of interconnection to Reliance Jio (‘RJIL’) were completed and the decision of the Central Government is pending. In January 2019, Vodafone India’s challenge against RJIL’s zero/free mobile tariff offers being non-compliant with TRAI’s tariff requirements for interconnect usage charges was rejected. In February 2018, TRAI issued Telecommunication Tariff (63rd Amendment) Order (‘TTO’) in which SMP predatory pricing would be based on subscribers and gross revenue, and segmented tariff offers would be required to be reported and published. Vodafone India challenged the TTO in the Madras High Court, and the Court ordered TRAI not to take any penal action for not publishing segmented tariffs. In December 2018, The Telecom Tribunal (‘TDSAT’) set aside TRAI’s rule on predatory pricing due to the lack of transparency in the guidelines. In March 2018, Vodafone India challenged TRAI’s reduction of International Termination Charges from INR 0.53 to INR 0.30 per minute in the Mumbai High Court. The next hearing date is pending. In May 2018, the Telecom Commission approved a set of TRAI recommendations to create a regulatory framework for internet telephony, the proliferation of broadband via public Wi-Fi networks, the introduction of in-flight connectivity service provider licences, and the creation of a telecoms ombudsman under TRAI and for the broadcasting sector. In July 2018, the Department of Telecommunications (‘DoT’) issued a communication on the framework for Net Neutrality that prohibits licensees from engaging in discriminatory treatment of content, with some exemptions. Exemptions include proportional, transient and transparent measures such as reasonable traffic management, emergency services, implementation of Court Orders and security measures. The DoT issued licence amendments to Access and Internet licences in September 2018. The Ministry of Electronics and Information Technology (‘MEITY’) issued a draft amendment to the intermediary rules introducing new privacy policies including the obligation of an intermediary to notify users once a month to comply with rules and to provide assistance or information when asked by any Government agency within 72 hours. Vodafone India made comments through Industry Associations on the proposed amendments. In August 2018, TRAI submitted its recommendations on ‘Auction of Spectrum’ including reserve prices, bands and block sizes. DoT issued harmonisation instructions for 900MHz, 1800MHz and 2100 MHz bands, making the Vodafone and Idea spectrum contiguous in these bands. Sub-judice blocks of 2100MHz have been excluded. The harmonisation of 1800MHz in Assam, North East, Madhya Pradesh, J&K & Orissa service areas, where Vodafone India paid for administrative spectrum up to 4.4MHz is pending. In October 2018, the National Digital Communications Policy was approved and issued by the Digital Communications Commission with an implementation deadline of 2022. Effective October 2018, the National Frequency Allocation Plan (‘NFAP’) identified and consolidated various bands for mobile services. The NFAP increased the quantum of licence exempt spectrum from 50 to 605MHz in 5 GHz band to promote hi-speed broadband through Wi-Fi, while formally recognising short-range devices and ultra-wide band devices. TDSATs hearing for Vodafone India’s challenge against the financial demands by the DoT for approving the transfer of Vodafone India’s licences in 2015 is pending. In January 2019, the DoT issued an amendment to the access licences on closure/discontinuation of service by access service licences. This requires them to give at least 60 calendar days’ notice to DoT and TRAI and 30 calendar days’ notice to subscribers. The DoT has also mandated that if a licensee discontinues wireless access service, provided on administratively allocated spectrum, it would need to immediately surrender such spectrum. Vodacom: South Africa In November 2017, The Competition Commission initiated a market inquiry into data services. The purpose of the inquiry is to understand what factors in the market(s) and value chain may lead to high prices for data services and to make recommendations that lower prices for data services. A provisional report was published in April 2019 for consultation. The Competition Commission will assess the consultation submissions and engage further with key stakeholders before publishing a final report. The expected completion of the Data Market Inquiry is December 2019. In May 2018, the national regulatory authority (‘ICASA’) published the End-user and Subscriber Service Charter Amendment Regulations, which came into effect in March 2019. The main objective was to address consumer concerns with regard to out-of-bundle charges and expiry of data. Following consultations, ICASA made further changes to the regulations, which came into effect April 2019. In August 2018, ICASA concluded its inquiry to identify their priorities for market reviews and potential regulation in the Electronic Communications Sector (‘ECS’). The markets identified were wholesale fixed access, upstream infrastructure markets, and mobile services that include the retail market for mobile services and the wholesale supply of mobile network services including relevant facilities. In September 2018, ICASA published Final Call Termination Regulations (‘CTR’) effective as of October 2018. In November 2018, ICASA commenced a market inquiry into mobile broadband services to assess the state of competition and determine whether there are markets or market segments within the mobile broadband services value chain that may require regulatory intervention. In February 2019, the Minister of Communications informed the Parliamentary Portfolio Committee of her decision to withdraw the Electronic Communications Act (‘ECA’) Amendment Bill from the Parliamentary process. The withdrawal of the ECA Amendment Bill means licensing of High Demand Spectrum can be managed under the existing legislation. 225 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Regulation (continued) Vodacom: Democratic Republic of Congo In June 2017, the Tax Authority commenced investigations on whether Vodacom Congo’s 2G licence renewal in December 2015 was legally obtained. In March 2019, the Ministry of Communications re-opened the matter with intention to pursue it further with the Tax Authority. Vodacom Congo has made representations to show accordance with the law. In September 2017, the Public Prosecutor commenced its SIM registration investigation with all MNOs. The outcome of the investigation has not yet been communicated. In March 2018, an ordinance law was signed that included the extension of 10% excise duty on telecommunications services that are provided free to the end user, such as promotions with free minutes, data usage and messaging. Vodacom DRC is participating in industry association engagement with the DRC government to clarify aspects of the law. In January 2018, the Minister of Communications and the Communications Regulator put forward a decree to implement a traffic monitoring system. In February 2019, the new President instructed cancellation of the Decree. The Prime Minister subsequently instructed cancellation of the third-party supplier contract. Negotiations for a new supplier and traffic monitoring system have commenced. The Communications Regulator supported by the Minister of Communications have proposed that industry pays a fee of USD 3.5 m/month for the implementation of a new traffic monitoring system. Vodacom Congo is participating in industry engagements on the matter. In June 2018, a new decree was issued to govern implementation of the law requiring that all sub-contracts must be with Congolese owned and registered companies. This included the establishment of a regulatory body to oversee implementation. Vodacom: Tanzania In December 2017, Vodacom Tanzania received a non-compliance order from the national regulatory authority (‘TCRA’) in relation to tests conducted in September 2017 on SIM registration. Vodacom Tanzania has submitted its defence and awaits TCRA’s final decision. In December 2017, TCRA published a new MTR of TZS15.60 per minute from 1 January 2018. The glide path reduces the MTR to TZS2.00 per minute by January 2022. Vodacom Tanzania has filed an appeal with the Fair Competition Commission. In February 2019, the Central Bank of Tanzania approved the Electronic Money Issuance Licence for the new M-Pesa Limited entity for US$ 849 for a term of 5 years. In June 2018, Vodacom Tanzania secured a licence for 2x10MHz of 700MHz spectrum at a cost of US$10 million, due to expire in 2033. Vodacom Group has entered into an agreement with Mirambo Limited to acquire Mirambo’s 588 million shares in Vodacom Tanzania. This will result in Vodacom Group increasing its total interest in Vodacom Tanzania from 61.6% (direct and indirect) to 75% (direct). The transaction has received requisite regulatory approvals, but is yet to be finalised. In April 2019, several of Vodacom Tanzania Plc’s (Vodacom Tanzania) employees, including the Managing Director, were arrested by the Tanzanian Police in relation to a customer’s alleged illegal use of network facilities. These employees were charged with a number of offences, including economic crimes, which are non-bailable offences under Tanzania’s Economic Organised Crime Act (‘EOCA’). Vodacom Tanzania paid a fine of TZS 30 million as well as an amount of TZS 5.2 billion, as compensation for the financial losses occasioned to the Tanzanian Communication Regulatory Authority (‘TCRA’), after pleading guilty to the offences of occasioning pecuniary loss to a specified authority and permitting use of network services in contravention of the Electronic and Postal Communications Act (‘EPOCA’). Vodacom Tanzania, its parent companies Vodacom Group Limited and Vodafone Group Plc are committed to upholding the highest standards of business integrity, ethics and good corporate governance. The companies have retained global law firm, Squire Patton Boggs to assist it with an internal investigation into the underlying facts in line with the companies’ legal and corporate governance principles and to safeguard the company. Vodacom: Mozambique In July 2018, Vodacom Mozambique acquired a unified licence attached to its existing 2G and 3G spectrum at a cost of US$ 40 million, extending the right of use of its 900MHz, 1800MHz and 2100MHz frequencies until August 2038. In November 2018, Vodacom Mozambique secured 2x10 MHz of spectrum in the 800 MHz band through auction for US$ 33.3 million. The national regulatory authority is in the process of issuing the respective licence. Vodacom: Lesotho The national regulatory authority’s (‘LCA’) sector review is ongoing and the draft paper raises concerns in relation to a two-player market structure. Vodacom Lesotho has submitted comments. Final determinations of the sector review are still pending. In August 2018, LCA granted Vodacom Lesotho’s application for an additional 79MHz of 3.5GHz spectrum for an annual licence fee of US$92,000. In February 2019, the LCA implemented a new MTR glide path as follows: 2019/2020 – M0.15 (EUR 0, 0084); 2020/2021 – M0.12 (EUR 0, 0067); 2021/2022 – M0.09 (EUR 0, 0050). International roaming in Africa Vodacom has complied with transparency requirements proposed by the SADC Roaming Policy and Guidelines issued by the Communications Regulators Association of Southern Africa (CRASA) in 2016. In Lesotho and Mozambique, Vodacom has further implemented Phase 1 of the glide path recommended by CRASA based on requests by their national regulatory authority. In June 2018, CRASA conducted a consultative workshop and commissioned a cost model to inform regulation of wholesale and retail roaming rates across the region. CRASA issued data requests to all participating regulatory authorities to support this process. Vodacom South Africa, Mozambique and Tanzania submitted the data request in August 2018, as instructed by their national regulatory authority. In January 2019, the Lesotho Communications Regulator requested roaming data from operators, which is currently being collated. No request was received in the DRC. Minister of Communications in Tanzania has re-issued EAC Roaming Regulations unchanged from 2014. (USD 7 cents wholesale cap and USD 10 cents retail cap, removing receiving retail charge). Vodacom Tanzania has provided comments on the Regulations to the Ministry of Communications in March 2019. Unaudited information 226 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Turkey In December 2017, the national regulatory authority (‘ICTA’) initiated the review process for the wholesale broadband access market, including remedies for margin squeeze test and VULA. Vodafone Turkey has submitted its response and the completion of the review is pending. ICTA’s proposed action to broaden the scope of the 3G coverage to include new metropolitan areas is still suspended by the Council of State motion, as Vodafone Turkey’s appeal to the administrative court is still pending. In October 2018, ICTA reintroduced a retail price cap tariff for all mobile operators. Australia In June 2018, the Australian Communications and Media Authority (‘ACMA’) introduced a new regulation to deal with improving consumer protections associated with the rollout of the National Broadband Network. In August 2018, Vodafone Hutchison Australia announced plans to merge with TPG Telecom. The proposed merger with TPG Telecom is subject to various conditions including, court and regulatory approvals, and if regulatory approvals are obtained, the merger is expected to complete in 2019. The two businesses also formed a separate spectrum joint venture vehicle. During the 3.6 GHz spectrum auction held in 2018 the VHA and TPG joint venture secured 131 lots at auction for $263 million, expiring in 2030. In September 2018, the Telecommunications Sector Security Reforms (‘TSSR’) came into effect. Under the TSSR, the Government has announced a ban on vendors in 5G networks who are likely to be subject to extra judicial directions from a foreign government that conflict with Australian law. Egypt In December 2018, the award for the interconnection arbitration case with Etisalat Misr was issued in favour of Etisalat Misr. Vodafone Egypt filed for an annulment of the award in March 2019. In January 2019, Vodafone Egypt signed its latest acquired licence named “Gated Community Licence” for a period of fifteen years. This licence allows Vodafone Egypt to provide all its services including but not limited to Telecom services, M2M, IPTV, Internet Services and Smart Cities to Gated Compounds and Buildings within Egypt. Ghana In January 2018, Vodafone Ghana paid 30% of the judgment debt into court (€4.8 million) in line with a Conditional Stay of Execution in relation to a High Court decision, affirmed by a panel of the Court of Appeal, on a parcel of land located at Afransi in the Central Region of Ghana. The Ghana Lands Commission originally granted this land to Ghana Telecom. The Twidan Royal family of Gomoa Afransi stool contested Vodafone Ghana’s title to the land in Court and secured a Judgment Debt equivalent to €13.6 million. An appeal against the substantive decision of the High Court has been filed and both parties and subsequently submitted written submissions on the Appeal in March 2019. Judgment of the Court on the Appeal is expected by May 2019. In December 2018, Vodafone Ghana secured a licence for 2x5MHz of 800MHz spectrum at a cost of USD$30 million, due to expire in 2033. A provisional licence to provide 4G services was issued to Vodafone in December 2018, following the 1st of 3 instalment payments ending December 2019. New Zealand In November 2018, the New Zealand Government passed the Telecommunications (New Regulatory Framework) Amendment Act. This Act establishes the regulatory framework for fibre access, removes copper regulation over time, and provides the Commerce Commission with increased regulatory oversight of retail service quality. The Commerce Commission has commenced work on Input Methodologies to assess the cost of access to Chorus’ wholesale fibre network. In March 2019, the Minister of Broadcasting, Communications and Digital Media announced that a total of 390MHz of 3.5GHz spectrum for 5G use will be available from November 2022, subject to separate decisions around Maori rights. The auction is expected to occur in Q1 2020. Safaricom: Kenya In May 2018, the national regulatory authority (‘CA’) issued a public notice instructing all MNOs to deactivate all active unregistered and partially registered SIM-cards on their respective networks. The MNOs engaged the Ministry of Information, Communication and Technology as well as the CA on agreeing a sustainable registration framework and possible amendments to the current SIM-card Registration Regulations. In February 2019, Telkom Kenya Ltd and Airtel Networks Kenya Limited announced their intention to merge their respective mobile, enterprise and carrier businesses in Kenya and operate under a joint venture: Airtel-Telkom. The merger is subject to various conditions including regulatory approvals and is expected to be completed in 2019. In March 2019, the Kenyan Parliamentary Departmental Committee on Communication, Information and Innovation made recommendations from its ‘Inquiry into the Legislative and Regulatory Gaps Affecting Competition in the Telecommunications Sub-Sector in Kenya’. The Parliament adopted the Committee’s report in April 2019. There are currently two Data Protection Bills under discussion in Kenya: in May 2018 the Data Protection Bill was introduced in the House and is currently before the Senate, and the draft Bill developed by a Ministerial Taskforce on Privacy and Data Protection is currently undergoing approval by the Kenyan Cabinet. 227 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Regulation (continued) Overview of spectrum licences at 31 March 2019 700MHz 800MHz 900MHz 1400/1500MHz 1800MHz 2.1GHz 2.6GHz 3.5GHz Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Country by region Europe region Germany 2x10 (2033) 2x10 (2025) 2x10 (2033) 20 (2033) 2x25 (2033) 2x10+5 (2020) 2x20+25 (2025) 42 (2021) 2x52 (2025) Italy 2x10 (2037) 2x10 (2029) 2x10 (2029) 20 (2029) 2x15 (2029) 2x15+5 (2021) 2x15 (2029) 80 (2037) 2x52 (2029) UK3 n/a 2x10 (2033) 2x17.4 20 (2023) 2x5.8 2x14.8 (2022) 2x20+25 (2033) 50 (2038) Spain n/a 2x10 (2031) 2x10 (2028) n/a 2x20 (2030) 2x15+5 (2030) 2x20+20 (2030) 90 (2038) Netherlands n/a 2x10 (2029) 2x10 (2030) n/a 2x20 (2030) 2x20 (2020) 2x30 (2030)4 n/a 1055 (2032) Ireland n/a 2x10 (2030) 2x10 (2030) n/a 2x25 (2030) 2x15 (2022) n/a Portugal n/a 2x10 (2027) 2x5 (2021) n/a 2x6 (2021) 2x20 (2033) 2x20+25 (2027) n/a 2x52 (2027) 2x142 (2027) Romania n/a 2x10 (2029) 2x10 (2029) n/a 2x30 (2029) 2x15+5 (2020) 15 (2029) 2x20 (2025) Greece n/a 2x10 (2030) 2x15 (2027) n/a 2x10 (2027) 2x20+5 (2021) 2x20+20 (2030) n/a 2x152 (2035) Czech Republic n/a 2x10 (2029) 2x10 (2029)6 n/a 2x27 (2029) 2x20 (2025) 2x20 (2029) 40 (2032) Hungary n/a 2x10 (2029) 2x10 (2022)6 n/a 2x15 (2022)6 2x15 (2027) 2x20+25 (2029) 60 (2034) 2x1 (2029)5 Albania n/a 2x10 (2034) 2x8 (2031) n/a 2x9 (2031) 2x15+5 (2025) 2x20+20 (2030) n/a 2x22 (2030) 2x142 (2030) 2x52 (2029) 2x47 (2024) 2x57 (2024) 2x57 (2021) Malta n/a 2x10 (2033) 2x15 (2026) n/a 2x25 (2026) 2x20+5 (2020) 2x30+25 (2033) 2x21 (2020) Unaudited information 228 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information 700MHz 800MHz 900MHz 1400/1500MHz 1800MHz 2.1GHz 2.6GHz 3.5GHz Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Country by region Africa, Middle East and Asia-Pacific India8 n/a n/a (2021–2036) n/a (2021–2037) (2030–2036) (2036) n/a Vodacom: South Africa9 n/a n/a 2x11 n/a 2x12 2x15+5 n/a n/a Vodacom: Democratic Republic of Congo n/a 2x10 (2037) 2x6 (2028) n/a 2x18 (2028) 2x10+15 (2032) n/a 2x15 (2026) Lesotho n/a 2x2010 2x2210 n/a 2x3010 2x1510 4010 4010 81 (2036) Mozambique n/a 2x10 (2039) 2x8 (2038) n/a 2x8 (2038) 2x15+10 (2038) n/a n/a Tanzania 2x10 (2033) n/a 2x7.5 (2031) n/a 2x10 (2031) 2x15 (2031) n/a 2x7+2x14 (2031) Turkey n/a 2x10 (2029) 2x11 (2023) n/a 2x10 (2029) 2x15+5 (2029) 2x15+10 (2029) n/a 2x1.42 (2029) Australia11 2x5 (2030) 2x10 (850MHz) (2028) 2x8 (annual) n/a 2x30 (2028) 2x25+5 (2032) n/a 30 (2030) Egypt n/a n/a 2x12.5 (2031) n/a 2x10 (2031) 2x20 (2031) n/a n/a New Zealand 2x15 (2031) n/a 2x15 (2031) n/a 2x25 (2021) 2x25+10 (2021) 2x15+5 (2028) 2x28 (2022) Safaricom: Kenya n/a 2x10 (TBC)12 2x17.5 (2024) n/a 2x20 (2024) 2x10 (2022) n/a 40 (2024) Ghana n/a 2x5 (2023) 2x8 (2019)13 n/a 2x10 (2019)13 2x15 (2023)14 n/a n/a Notes: 1 2 3 4 5 6 7 8 9 Single (or unpaired) blocks of spectrum are used for asymmetric data (non-voice) use; block quantity has been rounded to the nearest whole number. Blocks within the same spectrum band but with different licence expiry dates are separately identified. UK – all UK spectrum licences are perpetual so any dates given are the ones from which licence fees become payable, and where no date is given this means that license fees already apply. Netherlands – Licence breakdown 2x10MHz from Vodafone, 2x20MHz from Ziggo. Ireland – 105MHz in cities, 85MHz in regions. Hungary – 900MHz and 1800MHz – conditional options to extend these licences to 2034. Albania – spectrum acquired from PLUS’ exit from market. India comprises 22 separate service area licences with a variety of expiry dates. Vodacom’s South African spectrum licences are renewed annually. As part of the migration to a new licensing regime the national regulator has issued Vodacom a service licence and a network licence which will permit Vodacom to offer mobile and fixed services. The service and network licences have a 20 year duration and will expire in 2028. 10 Vodacom’s Lesotho spectrum licences are renewed annually. N.B. 40MHz in 2.6GHz column is actually 2.3GHz. 11 Australia – table refers to Sydney/Melbourne only. In total VHA has: – 700MHz band – 2x5 MHz across Australia. – 850MHz band – 2x10MHz in Sydney/Melbourne/Brisbane/Adelaide/Perth and 2x5MHz across the rest of Australia. – 900MHz band – 2x8MHz across Australia. – 800MHz band – 2x30MHz in Sydney/Melbourne, 2x25MHz in Brisbane/Adelaide/Perth/Canberra, 2x15MHz in South-West Western Australia, 2x10MHz in Victoria/North Queensland and 2x5MHz in Darwin/Tasmania/South Queensland. – 2.1GHz band (excluding short-term 2.1GHz licences), VHA holds 2x25 MHz in Sydney/Melbourne, 2x20MHz in Brisbane/Adelaide/Perth, 2x20MHz Darwin/Hobart, 2x10 MHz in Canberra and 2x5MHz in regional Australia. – 3.GHz band – VHA acquired 60 MHz as part of a joint venture. VHA only has access to 30MHz at this point in time. 12 Kenya – awaiting confirmation of full licence terms. 13 Ghana – licence renewal due December 2019. 14 Ghana – the NRA has issued provisional licences with the intention of converting them to full licences once the NRA has been reconvened. 229 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Regulation (continued) Mobile Termination Rates (‘MTRs’) National regulators are required to take utmost account of the Commission’s existing recommendation on the regulation of fixed and MTRs. This recommendation requires MTRs to be set using a long run incremental cost methodology. Over the last three years MTRs effective for our subsidiaries were as follows: Country by region 2017 2018 20191 1 April 20192 Europe Germany (€ cents) 1.10 1.07 0.95 Italy (€ cents) 0.98 0.98 0.90 0.76 UK (GB £ pence) 0.50 0.50 0.479 Spain (€ cents) 1.09 0.70 0.67 0.64 Netherlands (€ cents) 1.86 0.581 0.581 Ireland (€ cents) 0.84 0.79 0.79 Portugal (€ cents) 0.79 0.75 0.39 0.35 Romania (€ cents) 0.96 0.96 0.96 Greece (€ cents) 1.07 0.958 0.946 Czech Republic (CZK) 0.248 0.248 0.248 Hungary (HUF) 1.71 1.71 1.71 Albania (ALL) 1.48 1.48 1.22 1.11 Malta (€ cents) 0.40 0.40 0.40 Africa, Middle East and Asia-Pacific India (rupees)3 0.14 0.06 0.06 Vodacom: South Africa (ZAR) 0.13 0.13 0.12 0.10 Vodacom: Democratic Republic of Congo (USD cents) 2.70 2.40 1.50 Lesotho (LSL/ZAR) 0.26 0.20 0.15 0.12 Mozambique (MZN/USD cents) 0.44 0.48 0.39 Tanzania (TZN) 26.96 15.60 10.40 Turkey (lira) 0.03 0.03 0.03 Australia (AUD cents) 1.70 1.70 1.70 Egypt (PTS/piastres) 10.00 11.00 11.00 New Zealand (NZD cents) 3.56 3.56 3.56 Safaricom: Kenya (shilling) 0.99 0.99 0.99 Ghana (peswas) 4.00 4.00 4.00 Notes: 1 2 All MTRs are based on end of financial year values. MTR changes already announced to be implemented after 1 April 2019 are included at the current rate or where a glide-path or a final decision has been determined by the national regulatory authority. India – 2018 MTR has been challenged this Regulation in the Bombay High Court. The next hearing is due 12 April 2018. Vodafone India’s petition in Delhi High Court against TRAI’s previous MTR reduction from 0.20 to 0.14 is listed for final hearing on 11 July 2019. 3 Unaudited information 230 Vodafone Group Plc

Overview Strategic Report Governance Alternative performance measures Unaudited information Financials Other information In the discussion of the Group’s reported operating results, alternative performance measures are presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such alternative performance measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. IFRS 15 basis and IAS 18 basis Following the adoption of IFRS 15 “Revenue from Contracts with Customers” on 1 April 2018, the Group’s statutory results for year ended 31 March 2019 are on an IFRS 15 basis, whereas the statutory results for the year ended 31 March 2018 are on an IAS 18 basis as previously reported, with any comparison between the two bases of reporting not being meaningful. As a result, the discussion of our operating results in the Strategic Report is primarily performed on an IAS 18 basis for all years presented. We believe that the IAS 18 basis metrics for the year ended 31 March 2019, which are not intended to be a substitute for, or superior to, our reported metrics on an IFRS 15 basis, provide useful information to allow comparable growth rates to be calculated. A reconciliation of service revenue, revenue, adjusted EBITDA, adjusted EBIT and adjusted operating profit to the statutory IFRS 15 basis for the year ended 31 March 2019 and for service revenue and revenue for the quarters ended 31 March 2019 and 31 December 2018 is included in the following pages. In addition, to assist investors and other stakeholders in understanding the impact of IFRS 15 on the Group’s results, the following pages also include pro forma results for the year ended 31 March 2018 and quarters ended 31 March 2018 and 31 December 2017 on an IFRS 15 basis, associated IFRS 15 and organic growths and a reconciliation to the statutory IAS 18 basis for those periods. Service revenue Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. We believe that it is both useful and necessary to report this measure for the following reasons: – It is used for internal performance reporting; – It is used in setting director and management remuneration; and – It is useful in connection with discussion with the investment analyst community. Reconciliation of reported service revenue to the respective closest equivalent GAAP measure, revenue, are provided in the “Our financial performance” section on pages 26 to 33 and the “Prior year operating results” on pages 200 to 205. Adjusted EBITDA and adjusted EBITDA margin Adjusted EBITDA is operating profit excluding share of results in associates and joint ventures, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs arising from discrete restructuring plans, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group. We use adjusted EBITDA, in conjunction with other GAAP and non-GAAP financial measures such as adjusted EBIT, adjusted operating profit, operating profit and net profit, to assess our operating performance. We believe that adjusted EBITDA is an operating performance measure, not a liquidity measure, as it includes non-cash changes in working capital and is reviewed by the Chief Executive to assess internal performance in conjunction with adjusted EBITDA margin, which is an alternative sales margin figure. We believe it is both useful and necessary to report adjusted EBITDA as a performance measure as it enhances the comparability of profit across segments. Because adjusted EBITDA does not take into account certain items that affect operations and performance, adjusted EBITDA has inherent limitations as a performance measure. To compensate for these limitations, we analyse adjusted EBITDA in conjunction with other GAAP and non-GAAP operating performance measures. Adjusted EBITDA should not be considered in isolation or as a substitute for a GAAP measure of operating performance. A reconciliation of adjusted EBITDA and adjusted EBITDA margin to the closest equivalent GAAP measure, operating profit, is provided in note 2 “Revenue disaggregation and segmental analysis” to the consolidated financial statements and page 235 respectively. 231 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Alternative performance measures (continued) Group adjusted EBIT, adjusted operating profit and adjusted earnings per share Group adjusted EBIT and adjusted operating profit exclude impairment losses, restructuring costs arising from discrete restructuring plans, amortisation of customer bases and brand intangible assets, other operating income and expense and other significant one-off items. Adjusted EBIT also excludes the share of results in associates and joint ventures. Adjusted earnings per share also excludes certain foreign exchange rate differences, together with related tax effects. We believe that it is both useful and necessary to report these measures for the following reasons: – These measures are used for internal performance reporting; – These measures are used in setting director and management remuneration; and – They are useful in connection with discussion with the investment analyst community and debt rating agencies. Adjusted EBIT is reconciled to the respective closest equivalent GAAP measure, operating profit, in the “Our financial performance” section on page 26. A reconciliation of adjusted operating profit to the respective closest equivalent GAAP measure, operating profit, is provided in note 2 “Revenue disaggregation and segmental analysis” to the consolidated financial statements. A reconciliation of adjusted earnings per share to basic earnings per share is provided in the “Our financial performance” section on page 28. Cash flow measures and capital additions In presenting and discussing our reported results, free cash flow (pre-spectrum), free cash flow, capital additions and operating free cash flow are calculated and presented even though these measures are not recognised within IFRS. We believe that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons: – Free cash flow (pre-spectrum) and free cash flow allows us and external parties to evaluate our liquidity and the cash generated by our operations. Free cash flow (pre-spectrum) and capital additions do not include payments for licences and spectrum included within intangible assets, items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary, such as cash flows relating to acquisitions and disposals or financing activities. In addition, it does not necessarily reflect the amounts which we have an obligation to incur. However, it does reflect the cash available for such discretionary activities, to strengthen the consolidated statement of financial position or to provide returns to shareholders in the form of dividends or share purchases; – Free cash flow facilitates comparability of results with other companies, although our measure of free cash flow may not be directly comparable to similarly titled measures used by other companies; – These measures are used by management for planning, reporting and incentive purposes; and – These measures are useful in connection with discussion with the investment analyst community and debt rating agencies. A reconciliation of cash generated by operations, the closest equivalent GAAP measure, to operating free cash flow and free cash flow, is provided below. 2019 €m 2018 €m 2017 €m Cash generated by operations (refer to note 18) 14,182 13,86013,781 Capital additions (7,227) (7,321) (7,675) Working capital movement in respect of capital additions (89) 171(822) Disposal of property, plant and equipment 45 4143 Restructuring payments 195 250266 Other (35) –34 Operating free cash flow 7,071 7,0015,627 Taxation (1,040) (1,010)(761) Dividends received from associates and investments 498 489433 Dividends paid to non-controlling shareholders in subsidiaries (584) (310)(413) Interest received and paid (502) (753)(830) Free cash flow (pre-spectrum) 5,443 5,4174,056 Licence and spectrum payments (837) (1,123) (474) Restructuring payments (195) (250)(266) Free cash flow 4,411 4,0443,316 Unaudited information 232 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information 2019 financial year guidance The adjusted EBITDA and free cash flow guidance measures for the year ended 31 March 2019 were forward-looking alternative performance measures based on the Group’s assessment of the global macroeconomic outlook and foreign exchange rates of €1:£0.87, €1:ZAR 15.1, €1:TRY 5.1 and €1:EGP 22.1. These guidance measures exclude the impact of licence and spectrum payments, material one-off tax-related payments, restructuring payments, changes in shareholder recharges from India and any fundamental structural change to the Eurozone. They also assume no material change to the current structure of the Group. We believe it is both useful and necessary to report these guidance measures to give investors an indication of the Group’s expected future performance, the Group’s sensitivity to foreign exchange movements and to report actual performance against these guidance measures. Reconciliations of adjusted EBITDA and free cash flow to the 2019 financial year guidance basis is shown below. Free cash flow (pre-spectrum) Adjusted EBITDA 2019 €m 2018 €m Growth 2019 €m Other Certain of the statements within the Strategic Report contains forward-looking alternative performance measures for which at this time there is no comparable GAAP measure and which at this time cannot be quantitatively reconciled to comparable GAAP financial information. Certain of the statements within the section titled “FY19 guidance delivered and FY20 outlook” on page 25 contain forward-looking non-GAAP financial information which at this time cannot be quantitatively reconciled to comparable GAAP financial information. Organic growth All amounts in this document marked with an “*” represent “organic growth”, which presents performance on a comparable basis in terms of merger and acquisition activity and foreign exchange rates. Whilst organic growth is neither intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that these measures provide useful and necessary information for the following reasons: – They provide additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance; – They are used for internal performance analysis; and – They facilitate comparability of underlying growth with other companies (although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies). The Group’s organic growth rates for all periods exclude the results of Vodafone India Limited, which were reported in discontinued operations prior to the completion of the merger with Idea Cellular Limited on 31 August 2018, and the results of Vodafone Qatar following its disposal in the 2018 financial year. In addition, operating segment organic service revenue growth rates for all quarters have been amended to exclude the impact of changes to intercompany interconnect rates and the impact of excluding international wholesale voice transit revenues from service revenue with effect from 1 April 2018. We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this news release. If comparatives were provided, significant sections of the commentary from the news release for prior periods would also need to be included, reducing the usefulness and transparency of this document. Reported (IAS 18 basis) 14,139 14,737(4.1)% 5,443 Other activity (including M&A) (95) (341) – Foreign exchange – (288) – Handset financing and settlements (198) (674) – Guidance basis 13,846 13,4343.1% 5,443 233 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Alternative performance measures (continued) Reconciliations of organic growth to reported growth are shown where used or in the following tables. IAS 18 Other activity (including M&A) pps Foreign exchange pps 2019 €m 2018 €m Reported % Organic % Year ended 31 March Revenue Germany 10,952 10,8471.00.1–1.1 Italy 5,882 6,204(5.2) 0.2–(5.0) UK 6,799 7,078(3.9)0.1–(3.8) Spain 4,688 4,978(5.8)0.3–(5.5) Other Europe 5,121 4,9413.6(0.6)0.23.2 Eliminations (116) (160) Europe 33,326 33,888(1.7)(0.2)0.1(1.8) Vodacom 5,660 5,692(0.6)0.13.83.3 Other Markets 4,864 5,770(15.7)10.814.69.7 Of which: Turkey 2,344 2,845(17.6) 0.532.315.2 Of which: Egypt 1,112 96115.7–(1.4)14.3 Rest of the World 10,524 11,462(8.2)4.99.46.1 Other 1,518 1,408 Eliminations (302) (187) Group (IAS 18 basis) 45,066 46,571(3.2) 0.82.3(0.1) Impact of adoption of IFRS 15 (1,400) Group (IFRS 15 basis) 43,666 Adjusted EBITDA Germany 4,098 4,0102.2(0.2)–2.0 Italy 2,189 2,329(6.0)0.2–(5.8) UK 1,527 1,762(13.3)(0.8)–(14.1) Spain 1,079 1,420(24.0)0.5–(23.5) Other Europe 1,628 1,5157.50.1–7.6 Europe 10,521 11,036(4.7) ––(4.7) Vodacom 2,155 2,203(2.2) –4.11.9 Other Markets 1,395 1,554(10.2)11.412.814.0 Of which: Turkey 542 644(15.8)1.333.719.2 Of which: Egypt 514 41324.5(0.1) (1.3)23.1 Rest of the World 3,550 3,757(5.5) 4.27.66.3 Other 68 (56) Group (IAS 18 basis) 14,139 14,737(4.1) 1.62.0(0.5) Impact of adoption of IFRS 15 (221) Group (IFRS 15 basis) 13,918 Percentage point change in adjusted EBITDA margin Europe 31.6% 32.6%(1.0)––(1.0) Rest of the World 33.7% 32.8%0.9(0.3)(0.6)– Other Markets Of which: Turkey 23.1% 22.6%0.50.10.10.7 Of which: Egypt 46.2% 43.0%3.2–0.13.3 Group 31.4% 31.6%(0.2) 0.3(0.2) (0.1) Adjusted EBIT Europe 2,282 2,855(20.1) ––(20.1) Rest of the World 2,140 2,1021.8(1.3)7.37.8 Other 52 (130) Group (IAS 18 basis) 4,474 4,827(7.3)1.92.9(2.5) Impact of adoption of IFRS 15 (221) Group (IFRS 15 basis) 4,253 Adjusted operating profit Europe 2,431 2,895(16.0)–(0.1) (16.1) Rest of the World 1,701 2,453(30.7) 32.94.46.6 Other 51 (132) Group (IAS 18 basis) 4,183 5,216(19.8)17.22.4(0.2) Impact of adoption of IFRS 15 (278) Group (IFRS 15 basis) 3,905 Unaudited information 234 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information IAS 18 Germany UK Group 2019 €m 2018 €m 2019 €m 2018 €m 2019 €m 2018 €m Year ended 31 March 2019 Other metrics Revenue 10,952 10,847 6,799 7,078 45,066 46,571 Impact of UK handset financing and settlements – (102) (223) (504) (223) (606) Adjusted revenue excluding the impact of UK handset financing and settlements 10,952 10,745 6,576 6,574 44,843 45,965 Other activity (including M&A) – (12) – (9) (113) (486) Foreign exchange – – – (2) – (1,076) Adjusted revenue, organic excluding the impact of UK handset financing and settlements 10,952 10,733 6,576 6,563 44,730 44,403 Adjusted EBITDA 4,098 4,010 1,527 1,762 14,139 14,737 Impact of UK handset financing and settlements – (89) (198) (585) (198) (674) Adjusted EBITDA excluding the impact of UK handset financing and settlements 4,098 3,921 1,329 1,177 13,941 14,063 Other activity (including M&A) – 7 – 17 (95) (341) Foreign exchange – – – – – (288) Adjusted EBITDA, organic excluding the impact of UK handset financing and settlements 4,098 3,928 1,329 1,194 13,846 13,434 Adjusted EBITDA margin 37.4% 37.0% 22.5% 24.9% 31.4% 31.6% Adjusted EBITDA margin excluding the impact of UK handset financing and settlements 37.4% 36.5% 20.2% 17.9% 31.1% 30.6% 235 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Alternative performance measures (continued) IAS 18 Other activity Reported(including M&A) Foreign exchange pps 2019 €m 2018 €m Organic % % pps Year ended 31 March 2019 Service revenue Germany 10,306 10,2620.40.1–0.5 Mobile service revenue 6,126 6,0870.60.2–0.8 Fixed service revenue 4,180 4,1750.1––0.1 Italy 4,979 5,302(6.1) 0.2–(5.9) Mobile service revenue 3,893 4,310(9.7) 0.3–(9.4) Fixed service revenue 1,086 9929.50.1–9.6 UK 5,775 6,094(5.2) 0.1–(5.1) Mobile service revenue 4,230 4,629(8.6)0.10.1(8.4) Fixed service revenue 1,545 1,4655.5–(0.2)5.3 Spain 4,275 4,587(6.8)0.4–(6.4) Other Europe 4,743 4,6252.6(0.6)0.12.1 Of which: Ireland 959 9491.10.2–1.3 Of which: Portugal 967 9501.80.6–2.4 Of which: Greece 875 8157.4(5.0) –2.4 Eliminations (110) (157) Europe 29,968 30,713(2.4)(0.1) –(2.5) Vodacom 4,660 4,6560.1–3.73.8 Of which: South Africa 3,506 3,601(2.6)–4.72.1 Of which: International operations 1,151 1,03411.3–(0.1) 11.2 Other Markets 4,083 4,845(15.7)11.413.28.9 Of which: Turkey 1,748 2,146(18.5)0.632.214.3 Of which: Egypt 1,077 92716.2–(1.5)14.7 Eliminations – – Rest of the World 8,743 9,501(8.0)5.48.76.1 Other 610 1,037 Eliminations (101) (185) Total service revenue 39,220 41,066(4.5) 1.62.0(0.9) Other revenue 5,846 5,505 Revenue (IAS 18 basis) 45,066 46,571(3.2) 0.82.3(0.1) Impact of adoption of IFRS 15 (1,400) Revenue (IFRS 15 basis) 43,666 Other growth metrics Excluding the impact of UK handset financing and settlements: Group – Service revenue 39,220 41,066(4.5)2.02.80.3 Group – Mobile service revenue 28,962 30,660(5.5)2.42.5(0.6) Group – Fixed service revenue 10,258 10,406(1.4)0.63.72.9 Group – EBITDA 14,139 14,737(4.1) 2.05.23.1 Group – EBIT 4,475 4,826(7.3) 2.913.89.4 Europe – Service revenue 29,968 30,713(2.4)–1.3(1.1) Europe – EBITDA 10,521 11,036(4.7)–4.2(0.5) Vodafone Business – Service revenue 11,729 11,918(1.6)1.20.70.3 Vodafone Business – Service revenue (RoW) 1,780 1,943(8.4)7.05.13.7 Vodafone Business – Mobile service revenue 7,980 8,262(3.4)1.30.8(1.3) Vodafone Business – Fixed service revenue 3,749 3,6562.50.80.53.8 Group – IoT revenue 783 7474.80.14.89.7 Group – IoT Connectivity revenue 615 55610.60.23.714.5 Europe – Consumer 19,144 19,752(3.1) –2.0(1.1) Europe – Consumer mobile 13,636 14,319(4.8)0.12.3(2.4) Europe – Consumer fixed 5,507 5,4341.4–1.22.6 Europe – Consumer excl. Italy and Spain 13,029 13,071(0.3)–3.02.7 Europe – Consumer mobile excl. Italy and Spain 9,162 9,330(1.8)–3.51.7 Europe – Consumer fixed excl. Italy and Spain 3,868 3,7403.4–1.85.2 Emerging consumer – Service revenue 6,106 6,649(8.2)9.75.97.4 Germany – Service revenue 10,306 10,2620.4–1.11.5 Germany – Mobile service revenue 6,126 6,0870.6–0.20.8 Germany – Fixed service revenue 4,180 4,1750.1–2.52.6 Germany – Service revenue excl. wholesale 9,832 9,7311.0–1.22.2 Germany – Mobile service revenue excl. wholesale 5,863 5,7841.4–0.21.6 Germany – Fixed service revenue excl. wholesale 3,970 3,9480.6–2.63.2 Germany – EBITDA 4,098 4,0102.2–2.14.3 UK – Service revenue 5,775 6,094(5.2) –0.1(5.1) UK – Service revenue excl. handset financing 5,775 6,094(5.2) –5.80.6 UK – Mobile service revenue excl. handset financing 4,231 4,629(8.6)0.17.7(0.8) UK – EBITDA 1,527 1,762(13.3)–24.611.3 UK – Operating expenses (1,820) (1,911)(4.7)0.1(0.7) (5.3) South Africa – Data revenue 1,527 1,540(0.9)4.8(0.0)3.9 Unaudited information 236 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information IAS 18 Other activity (including M&A) pps Foreign exchange pps 2019 €m 2018 €m Reported % Organic % 24_VODA_AR19_231-252_BC_Additional_info_pt3.indd 237 06/06/2019 15:07 Quarter ended 31 March 2019 Service revenue Germany 2,556 2,636(3.0)0.1 –(2.9) Mobile service revenue 1,506 1,501 0.3 0.3 –0.6 Fixed service revenue 1,050 1,135 (7.5)––(7.5) Italy 1,223 1,305 (6.3)0.2 –(6.1) Mobile service revenue 942 1,051(10.4)0.2 –(10.2) Fixed service revenue 281 25410.60.4–11.0 UK 1,452 1,524(4.7)0.2 (1.3)(5.8) Mobile service revenue 1,026 1,114(7.9) 0.1 (1.1)(8.9) Fixed service revenue 426 4103.9 –(1.6)2.3 Spain 1,014 1,117(9.2)0.3 –(8.9) Other Europe 1,168 1,144 2.1(1.0)–1.1 Of which: Ireland 241 244(1.2)0.1 –(1.1) Of which: Portugal 236 2331.3 0.5 –1.8 Of which: Greece 216 19510.8(7.4) –3.4 Eliminations (23) (35) Europe 7,390 7,691(3.9) (0.2) (0.2) (4.3) Vodacom 1,164 1,197 (2.8)–5.3 2.5 Of which: South Africa 875 945(7.4) –7.7 0.3 Of which: International operations 289 25115.1 –(5.6)9.5 Other Markets 1,036 1,163 (10.9)11.57.2 7.8 Of which: Turkey 437 505(13.5)0.526.1 13.1 Of which: Egypt 280 23220.7 –(9.5) 11.2 Rest of the World 2,200 2,360(6.8)5.46.34.9 Other 165 292 Eliminations (33) (58) Total service revenue 9,722 10,285(5.5) 1.71.3(2.5) Other revenue 1,414 1,414 Revenue (IAS 18 basis) 11,136 11,699(4.8)0.71.6(2.5) Impact of adoption of IFRS 15 (316) Revenue (IFRS 15 basis) 10,820 Other growth metrics Excluding the impact of UK handset financing and settlements Group – Service revenue 9,722 10,285(5.5)3.6 1.3 (0.6) Group – Mobile service revenue 7,079 7,525 (5.9)2.7 1.6 (1.6) Group – Fixed service revenue 2,643 2,760(4.2)6.5 –2.3 Europe – Service revenue 7,390 7,692(3.9)2.3 (0.2)(1.8) Germany – Service revenue 2,556 2,636(3.0)4.0 –1.0 Germany – Mobile service revenue 1,506 1,501 0.40.2 –0.6 Germany – Fixed service revenue 1,050 1,135 (7.5)9.1 –1.6 Germany – Service revenue excl. wholesale 2,447 2,505(2.3)4.2 –1.9 Germany – Mobile service revenue excl. wholesale 1,447 1,428 1.40.2 –1.6 Germany – Fixed service revenue excl. wholesale 1,000 1,077 (7.2)9.6 –2.4 UK – Service revenue excl. handset financing 1,452 1,524(4.7)6.1(1.3)0.1 UK – Mobile service revenue excl. handset financing 1,027 1,114(7.9)8.3 (1.1)(0.7) Ireland – Service revenue excluding prior year benefit 241 244(1.4)2.4–1.0 South Africa – Data revenue 386 412(6.2)–7.8 1.6 237 Vodafone Group Plc Annual Report 2019

Annual Report on Form 20-F 2019 Alternative performance measures (continued) IAS 18 Other activity (including M&A) pps Foreign exchange pps 2018 €m 2017 €m Reported % Organic % Quarter ended 31 December 2018 Service revenue Germany 2,590 2,5641.00.1–1.1 Mobile service revenue 1,541 1,5400.10.1–0.2 Fixed service revenue 1,049 1,0242.40.1–2.5 Italy 1,261 1,324(4.8)0.2–(4.6) Mobile service revenue 979 1,071(8.6)0.2–(8.4) Fixed service revenue 282 25311.5(0.2)–11.3 UK 1,426 1,496(4.7)0.10.1(4.5) Mobile service revenue 1,041 1,138(8.5)0.20.1(8.2) Fixed service revenue 385 3587.5–(0.2)7.3 Spain 1,056 1,144(7.7) 0.3–(7.4) Other Europe 1,188 1,1572.7(0.5)–2.2 Of which: Ireland 238 2360.80.6–1.4 Of which: Portugal 241 2352.60.3–2.9 Of which: Greece 221 20110.0(7.0) –3.0 Eliminations (25) (36) Europe 7,496 7,649(2.0) (0.2) 0.1(2.1) Vodacom 1,156 1,1490.6–0.91.5 Of which: South Africa 854 878(2.7)0.11.7(0.9) Of which: International operations 302 26713.1–(2.0)11.1 Other Markets 1,014 1,189(14.7)11.911.99.1 Of which: Turkey 424 520(18.5)0.432.914.8 Of which: Egypt 275 23517.0–(2.6)14.4 Rest of the World 2,170 2,338(7.2)5.56.64.9 Other 135 255 Eliminations (14) (53) Total service revenue 9,787 10,189 (3.9)1.61.5(0.8) Other revenue 1,598 1,608 Revenue (IAS 18 basis) 11,385 11,797 (3.5) 0.81.8(0.9) Impact of adoption of IFRS 15 (389) Revenue (IFRS 15 basis) 10,996 Other growth metrics Vodafone Business – Service revenue 2,938 2,999(2.0)0.70.8(0.5) Vodafone Business – Fixed service revenue 934 9112.50.50.53.5 Vodafone Business – Mobile service revenue 2,004 2,088(4.0)0.90.9(2.2) Emerging Consumer – Service revenue 1,524 1,646(7.4) 6.07.86.4 Germany – Service revenue excluding wholesale drag 2,590 2,5641.00.9–1.9 South Africa – Data revenue 363 371(2.1) –1.7(0.4) South Africa – Voice revenue 347 355(2.2) –1.7(0.5) Excluding the impact of UK handset financing and settlements: Group – Service revenue 9,787 10,189(3.9)2.51.50.1 Europe – Service revenue 7,496 7,649(2.0)0.80.1(1.1) Europe Consumer – Service revenue 4,788 4,918(2.6)1.3–(1.3) Europe Consumer – Service revenue excluding Italy and Spain 3,263 3,2480.51.9–2.4 Europe Consumer – Fixed service revenue 1,382 1,3512.3(0.9)–1.4 Europe Consumer – Mobile service revenue 3,406 3,567(4.5)2.1–(2.4) UK – Service revenue 1,426 1,496(4.7)5.50.10.9 UK – Mobile service revenue 1,041 1,138(8.5)7.30.1(1.1) Unaudited information 238 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information IAS 18 Other activity (including M&A) pps Foreign exchange pps 2018 €m 2017 €m Reported % Organic % Year ended 31 March 2018 Revenue Europe 33,888 34,550(1.9)4.10.83.0 Rest of the World 11,462 11,773(2.6)0.511.59.4 Of which: Turkey 2,845 3,052(6.8)0.121.214.5 Of which: Egypt 961 1,329(27.7) –48.020.3 Other 1,408 1,390 Eliminations (187) (82) Total 46,571 47,631(2.2)2.73.3 3.8 India 4,670 5,853(20.2)–1.7(18.5) Adjusted EBITDA Germany 4,010 3,61710.9(0.1) (0.1) 10.7 Italy 2,329 2,2294.50.1–4.6 UK 1,762 1,21245.4(1.2)7.651.8 Spain 1,420 1,3604.40.6–5.0 Other Europe 1,515 1,865(18.8)26.8(0.3)7.7 Europe 11,036 10,2837.35.1 0.613.0 Vodacom 2,203 2,0636.8–(0.3)6.5 Other Markets 1,554 1,791(13.2)1.024.111.9 Of which: Turkey 644 646(0.3)0.322.622.6 Of which: Egypt 413 590(30.0)–44.914.9 Rest of the World 3,757 3,854(2.5) 0.310.8 8.6 Other (56) 12 Total 14,737 14,1494.24.33.3 11.8 India 1,030 1,596(35.5)–1.0(34.5) Percentage point change in adjusted EBITDA margin Europe 32.6% 29.8% 2.80.2(0.1) 2.9 Rest of the World 32.8% 32.7% 0.1(0.1) (0.3)(0.3) Other Markets 26.9% 27.6% (0.7)(0.1)1.00.2 Of which: Turkey 22.6% 21.2% 1.4–0.11.5 Of which: Egypt 43.0% 44.4%(1.4)–(0.6)(2.0) Group 31.6% 29.7%1.90.3–2.2 Adjusted EBIT Europe 2,855 1,93947.240.6(1.5)86.3 Rest of the World 2,102 2,0253.8(1.6)9.411.6 Other (130) 6 Total 4,827 3,97021.620.74.947.2 Adjusted operating profit Europe 2,895 1,89053.234.8(1.7)86.3 Rest of the World 2,453 2,2389.6(1.6)9.917.9 Other (132) 6 Total 5,216 4,13426.2 17.45.449.0 India 990 480106.30.14.3110.7 239 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Alternative performance measures (continued) IAS 18 Other activity (including M&A) pps Foreign exchange pps 2018 €m 2017 €m Reported % Organic % Year ended 31 March 2018 Service revenue Germany 10,262 10,0062.6––2.6 Mobile service revenue 6,087 6,0710.30.1–0.4 Fixed service revenue 4,175 3,9356.1––6.1 Italy 5,302 5,2471.00.2–1.2 Mobile service revenue 4,310 4,365(1.3)0.3–(1.0) Fixed service revenue 992 88212.5–(0.1) 12.4 UK 6,094 6,632(8.1) 0.14.5(3.5) Mobile service revenue 4,629 5,079(8.9)0.14.6(4.2) Fixed service revenue 1,465 1,553(5.7) –4.6(1.1) Spain 4,587 4,5071.80.3–2.1 Other Europe 4,625 5,756(19.6)22.9(0.4)2.9 Of which: Ireland 949 954(0.5)0.3–(0.2) Of which: Portugal 950 9114.30.4(0.1) 4.6 Of which: Greece 815 7893.30.4–3.7 Eliminations (157) (173) Europe 30,713 31,975 (3.9)4.00.80.9 Vodacom 4,656 4,4474.7–0.35.0 Of which: South Africa 3,601 3,3966.0–(1.1) 4.9 Of which: International operations 1,034 1,0013.3–5.08.3 Other Markets 4,845 5,509(12.1) 1.621.210.7. Of which: Turkey 2,146 2,310(7.1) 0.121.114.1 Of which: Egypt 927 1,278(27.5) –48.220.7 Of which: New Zealand 1,099 1,169(6.0)–5.5(0.5) Rest of the World 9,501 9,956(4.6) 0.611.7 7.7 Other 1,037 1,138 Eliminations (185) (82) Total service revenue 41,066 42,987(4.5) 3.13.2 1.8 Other revenue 5,505 4,644 Revenue 46,571 47,631(2.2)2.73.3 3.8 Other growth metrics Germany – Operating expenses (2,537) (2,597)(2.3)––(2.3) Italy – Operating expenses (1,265) (1,346)(6.0)––(6.0) UK – Operating expenses (1,911) (2,111)(9.5) –4.6(4.9) Spain – Consumer converged revenues 1,804 1,58613.7––13.7 Spain – Operating expenses (1,121) (1,149) (2.4)–(0.1) (2.5) South Africa – Data revenue 1,540 1,35213.9–(1.1) 12.8 South Africa – Voice revenue 1,459 1,505(3.1) –(1.5)(4.6) Excluding the impact of legal settlement: Group – Service revenue 41,066 42,987(4.5)2.93.21.6 Germany – Service revenue 10,262 10,0062.6(1.0)–1.6 Germany – Fixed service revenue 4,175 3,9356.1(2.6)–3.5 Germany – Adjusted EBITDA 4,010 3,61710.9(2.5)(0.1) 8.3 Excluding the impact of regulation, German legal settlement and handset financing: Group – Adjusted EBITDA 14,737 14,1494.20.43.37.9 Europe – Service revenue 30,713 31,975(3.9)5.10.82.0 Europe – Adjusted EBITDA 11,036 10,2837.3–0.67.9 Germany – Service revenue 10,262 10,0062.6(0.1) –2.5 Germany – Mobile service revenue 6,087 6,0710.31.5–1.8 UK – Service revenue 6,094 6,632(8.1) 3.94.50.3 UK – Mobile service revenue 4,629 5,079(8.9)5.04.60.7 UK – Adjusted EBITDA 1,762 1,21245.4(51.6)7.61.4 UK – Adjusted EBITDA margin 24.9% 17.57.4(7.2) 0.10.3 India – Service revenue 4,643 5,834(20.4)4.71.7(14.0) Unaudited information 240 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information IAS 18 Other activity (including M&A) pps Foreign exchange pps 2018 €m 2017 €m Reported % Organic % Quarter ended 31 March 2018 Service revenue Germany 2,636 2,4925.80.1–5.9 Mobile service revenue 1,501 1,5000.10.2–0.3 Fixed service revenue 1,135 99214.4––14.4 Italy 1,305 1,2980.50.2–0.7 Mobile service revenue 1,051 1,069(1.7)0.2–(1.5) Fixed service revenue 254 22910.9–0.211.1 UK 1,524 1,624(6.2)0.12.7(3.4) Mobile service revenue 1,114 1,218(8.5)0.22.6(5.7) Fixed service revenue 410 4061.0–2.63.6 Spain 1,117 1,1090.70.3–1.0 Other Europe 1,144 1,1023.80.2(0.7) 3.3 Of which: Ireland 244 2353.80.30.24.3 Of which: Portugal 232 2262.70.30.13.1 Of which: Greece 195 1893.20.1–3.3 Eliminations (35) (32) Europe 7,691 7,5931.3–0.51.8 Vodacom 1,197 1,198(0.1) –5.95.8 Of which: South Africa 946 9371.0(0.1) 4.35.2 Of which: International operations 251 252(0.4)–11.511.1 Other Markets 1,163 1,239(6.1) 1.015.310.2 Of which: Turkey 505 526(4.0)–18.314.3 Of which: Egypt 232 2243.6–15.118.7 Of which: New Zealand 265 303(12.5)–11.4(1.1) Rest of the World 2,360 2,437(3.2) 0.310.7 7.8 Other 292 314 Eliminations (58) (23) Total service revenue 10,285 10,321(0.3) –2.72.4 Other revenue 1,414 1,020 Revenue 11,699 11,3413.2 (0.9)2.95.2 Other growth metrics Group – Enterprise service revenue 3,054 3,071(0.6)(0.1) 2.21.5 Group – IoT revenue 203 18410.3–1.511.8 South Africa – Data revenue 411 3808.2–4.913.1 India – Revenue 993 1,385(28.3)–7.9(20.4) India – Service revenue 979 1,379(29.0) –7.8(21.2) Excluding the impact of legal settlement: Group – Service revenue 10,285 10,321(0.3)(1.0)2.71.4 Germany – Service revenue 2,636 2,4925.8(4.0)–1.8 Germany – Fixed service revenue 1,135 99214.4(10.2)–4.2 Excluding the impact of regulation, German legal settlement and handset financing: Europe – Service revenue 7,691 7,5931.3(0.1) 0.51.7 UK – Service revenue 1,524 1,624(6.2)4.92.71.4 UK – Mobile service revenue 1,114 1,218(8.5)6.62.60.7 Spain – Service revenue 1,117 1,1090.71.1–1.8 India – Service revenue 979 1,379(29.0) 11.87.8(9.4) 241 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Alternative performance measures (continued) IAS 18 Restated 2017 €m Restated 2016 €m Other activity (including M&A) pps Foreign exchange pps Reported % Organic % Quarter ended 31 December 2017 Service revenue Germany 2,564 2,5052.40.1–2.5 Mobile service revenue 1,540 1,5161.60.10.11.8 Fixed service revenue 1,024 9893.5––3.5 Italy 1,324 1,330(0.5)0.1–(0.4) Mobile service revenue 1,071 1,105(3.1) 0.2–(2.9) Fixed service revenue 253 22512.4–(0.4)12.0 UK 1,496 1,607(6.9)0.12.0(4.8) Mobile service revenue 1,138 1,227(7.3) 0.12.0(5.2) Fixed service revenue 358 380(5.8)–2.2(3.6) Spain 1,144 1,1251.70.3–2.0 Other Europe 1,157 1,537(24.7)28.0(0.4)2.9 Of which: Ireland 236 236–0.30.10.4 Of which: Portugal 236 2283.50.30.13.9 Of which: Greece 201 1953.10.20.33.6 Eliminations (36) (41) Europe 7,649 8,063(5.1) 5.10.30.3 Vodacom 1,149 1,165(1.4)–6.75.3 Of which: South Africa 878 896(2.0)–6.94.9 Of which: International operations 267 2564.3–6.110.4 Other Markets 1,189 1,363(12.8)–21.18.3 Of which: Turkey 520 581(10.5)–23.713.2 Of which: Egypt 235 288(18.4)–37.218.8 Of which: New Zealand 264 300(12.0)–10.3(1.7) Rest of the World 2,338 2,528(7.5)–14.3 6.8 Other 255 282 Eliminations (53) (18) Total service revenue 10,189 10,855(6.1) 3.93.3 1.1 Other revenue 1,608 1,384 Revenue 11,797 12,239(3.6) 3.8 3.5 3.7 Other growth metrics Group – Enterprise service revenue 2,999 3,238(7.4) 5.62.20.4 Group – IoT revenue 187 17010.07.11.718.8 South Africa – Data revenue 372 3661.6(0.1) 7.28.7 India – Revenue 1,067 1,453(26.6)–3.6(23.0) India – Service revenue 1,063 1,450(26.7) –3.6(23.1) Excluding the impact of legal settlement: Germany – Service revenue 2,564 2,5052.40.1–2.5 Germany – Fixed service revenue 1,024 9893.5––3.5 Excluding the impact of regulation, German legal settlement and handset financing: Group – Enterprise service revenue 2,999 3,238(7.4) 6.82.21.6 Europe – Service revenue 7,649 8,063(5.1) 6.70.31.9 UK – Service revenue 1,496 1,607(6.9)5.32.00.4 UK – Mobile service revenue 1,138 1,227(7.3) 6.92.01.6 India – Service revenue 1,063 1,450(26.7) 8.93.6(14.2) Unaudited information 242 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information IAS 18 Restated 2017 €m Restated 2016 €m Other activity (including M&A) pps Foreign exchange pps Reported % Organic % Year ended 31 March 2017 Revenue Europe 34,550 36,462(5.2) 2.02.8(0.4) Rest of the World 11,773 11,891(1.0)(0.2)8.67.4 Other 1,390 1,567 Eliminations (82) (110) Total 47,631 49,810 (4.4) 1.54.1 1.2 Service revenue Europe 31,975 33,381(4.2)1.83.00.6 Rest of the World 9,956 10,043(0.9)–8.67.7 Other 1,138 1,303 Eliminations (82) (109) Total 42,987 44,618(3.7)1.44.21.9 Other revenue 4,644 5,192 Total 47,631 49,810 (4.4) 1.54.1 1.2 Adjusted EBITDA Europe 10,283 10,485(1.9)2.92.13.1 Rest of the World 3,854 3,7064.0–9.213.2 Other 12 (36) Total 14,149 14,155–1.84.05.8 Adjusted EBIT Europe 1,939 1,9340.3(4.6)(0.7) (5.0) Rest of the World 2,025 1,8758.0–9.317.3 Other 6 (40) Total 3,970 3,7695.3(3.0) 4.77.0 Adjusted operating profit Europe 1,890 1,927(1.9)(2.4)(0.7) (5.0) Rest of the World 2,238 1,94115.3–9.925.2 Other 6 (39) Total 4,134 3,8298.0(1.1)4.911.8 243 Vodafone Group Plc Annual Report on Form 20-F 2019

244 Vodafone Group Plc
Annual Report on Form 20-F 2019

Alternative performance measures (continued)

Unaudited information

	2019 €m	2018 €m	IFRS 15 basis Reported %	Other activity (including M&A) pps	Foreign exchange pps	Organic* %
Year ended 31 March 2019						
Service revenue						
Germany	9,145	9,185	(0.4)	0.1	–	(0.3)
Italy	5,030	5,376	(6.4)	0.2	–	(6.2)
UK	4,952	4,953	–	0.3	–	0.3
Spain	4,203	4,480	(6.2)	0.4	–	(5.8)
Other Europe	4,460	4,312	3.4	(1.1)	0.6	2.9
Eliminations	(110)	(157)				
Europe	27,680	28,149	(1.7)	(0.3)	0.2	(1.8)
Vodacom	4,391	4,379	0.3	3.6	–	3.9
Other Markets	4,011	4,759	(15.7)	36.7	(11.7)	9.3
Of which: Turkey	1,736	2,123	(18.2)	33.5	(0.6)	14.7
Eliminations	–	–				
Rest of the World	8,402	9,138	(8.1)	20.1	(5.6)	6.4
Other	477	897	(46.8)	84.4	(42.0)	(4.4)
Eliminations	(101)	(184)				
Service revenue	36,458	38,000	(4.1)	5.6	(1.7)	(0.2)
Other revenue	7,208	7,140	1.0	(4.8)	4.3	0.5
Revenue (IFRS 15 basis)	43,666	45,140	(3.3)	4.0	(0.8)	(0.1)
Adjusted EBITDA						
Germany	4,079	4,176	(2.3)	(0.2)	–	(2.5)
Italy	2,202	2,351	(6.3)	0.1	–	(6.2)
UK	1,364	1,257	8.5	(2.8)	1.9	7.6
Spain	1,038	1,411	(26.4)	0.4	–	(26.0)
Other Europe	1,606	1,499	7.1	0.6	(0.2)	7.5
Europe	10,289	10,694	(3.8)	(0.1)	0.1	(3.8)
Vodacom	2,157	2,225	(3.1)	4.0	–	0.9
Other Markets	1,404	1,568	(10.5)	35.9	(11.4)	14.0
Of which: Turkey	550	664	(17.2)	35.6	(1.2)	17.2
Rest of the World	3,561	3,793	(6.1)	16.0	(4.2)	5.7
Other	68	(55)				
Group (IFRS 15 basis)	13,918	14,432	(3.6)	5.5	(1.7)	0.2
Adjusted EBIT						
Europe	2,050	2,513	(18.4)	0.1	0.1	(18.2)
Rest of the World	2,151	2,138	0.6	4.9	1.2	6.7
Other	52	(129)				
Group (IFRS 15 basis)	4,253	4,522	(5.9)	7.5	(2.0)	(0.4)
Adjusted operating profit						
Europe	2,200	2,541	(13.4)	–	0.2	(13.2)
Rest of the World	1,653	2,496	(33.8)	70.4	(33.1)	3.5
Other	52	(133)				
Group (IFRS 15 basis)	3,905	4,904	(20.4)	40.4	(18.8)	1.2

Overview Strategic Report Governance Financials Other information IFRS 15 Other activity (including M&A) pps Foreign exchange pps 2019 €m 2018 €m Reported % Organic* % IFRS 15 Other activity (including M&A) pps Foreign exchange pps 2018 €m 2017 €m Reported % Organic* % Quarter ended 31 December Service revenue Germany 2,301 2,289 0.5 0.1 – 0.6 Italy 1,284 1,342 (4.3) 0.1 – (4.2) UK 1,235 1,228 0.6 – (0.2) 0.4 Spain 1,039 1,117 (7.0) 0.3 – (6.7) Other Europe 1,119 1,078 3.8 (1.5) 1.0 3.3 Eliminations (25) (36) Europe 6,953 7,018 (0.9) (0.4) 0.2 (1.1) Vodacom 1,096 1,090 0.6 0.8 – 1.4 Other Markets 1,009 1,176 (14.2) 36.7 (12.3) 10.2 Rest of the World 2,105 2,266 (7.1) 18.2 (5.7) 5.4 Other 109 214 Eliminations (14) (53) Total service revenue 9,153 9,445 (3.1) 5.2 (1.8) 0.3 Other revenue 1,845 2,003 (7.9) (4.3) 3.7 (8.5) Revenue (IFRS 15 basis) 10,998 11,448 (3.9) 3.4 (0.8) (1.3) Of which: Turkey 432522(17.2) 34.0(0.5)16.3 Quarter ended 31 March Service revenue Germany 2,267 2,366(4.2)0.2–(4.0) Italy 1,234 1,330(7.2) 0.2–(7.0) UK 1,257 1,2550.2(0.9)0.5(0.2) Spain 1,002 1,092(8.2)0.3–(7.9) Other Europe 1,103 1,0643.7(2.2) 1.02.5 Eliminations (23) (35) Europe 6,840 7,072(3.3)(0.5)0.3(3.5) Vodacom 1,096 1,113(1.5)5.0–3.5 Other Markets 1,012 1,136(10.9)31.0(11.8)8.3 Of which: Turkey 432 491(12.0)27.5(0.5)15.0 Rest of the World 2,108 2,249(6.3)17.7(5.7) 5.7 Other 123 257 Eliminations (34) (58) Total service revenue 9,037 9,520(5.1) 5.1(1.8)(1.8) Other revenue 1,783 1,796(0.7) (6.7) 5.1(2.3) Revenue (IFRS 15 basis) 10,820 11,316(4.4)3.2(0.7) (1.9) 245 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Form 20-F cross reference guide The information in this document that is referenced in the following table will be included in our Annual Report on Form 20-F for 2019 filed with the SEC (the ‘2019 Form 20-F’). The information in this document will be updated and supplemented at the time of filing with the SEC or later amended if necessary. No other information in this document is included in the 2019 Form 20-F or incorporated by reference into any filings by us under the Securities Act. Please see “Documents on display” on page 217 for information on how to access the 2019 Form 20-F as filed with the SEC. The 2019 Form 20-F has not been approved or disapproved by the SEC nor has the SEC passed judgement upon the adequacy or accuracy of the 2019 Form 20-F. Item Form 20-F caption Location in this document Page 1 Identity of Directors, senior management and advisers Not applicable – 2 Offer statistics and expected timetable Not applicable – 3 Key information 3A Selected financial data Selected financial data 253 3B Capitalisation and indebtedness Not applicable – 3C Reasons for the offer and use of proceeds Not applicable – 3D Risk factors Principal risk factors and uncertainties 44 to 51 4 Information on the Company 4A History and development of the Company History and development 221 Contact details Back cover Shareholder information: Contact details for Computershare and AST 215 Shareholder information: Articles of Association and applicable English law 216 Chief Executive’s strategic review 12 to 21 Chief Financial Officer’s review 24 and 25 Note 1 “Basis of preparation” 115 to 123 Note 2 “Revenue disaggregation and segmental analysis” 124 to 128 Note 7: “Discontinued operations and assets and liabilities held for sale” 142 and 143 Note 11 “Property, plant and equipment” 147 and 148 Note 26 “Acquisitions and disposals” 178 and 179 Note 27 “Commitments” 180 and 181 4B Business overview Highlights of the year 4 Our business at a glance 6 and 7 Key trends shaping our industry 8 and 9 Our business model 10 and 11 Chief Executive’s strategic review 12 to 21 Our financial performance 26 to 33 Financial position and resources 34 and 35 Sustainable business 36 to 41 Prior year operating results 200 to 205 Note 2 “Revenue disaggregation and segmental analysis” – Segmental revenue and profit 124 to 128 Regulation 222 to 230 4C Organisational structure Note 32 “Related undertakings” 191 to 198 Note 12 “Investments in associates and joint arrangements” 149 to 152 Note 13 “Other investments” 153 4D Property, plant and equipment Chief Executive’s strategic review 12 to 21 Chief Financial Officer’s review 24 and 25 Financial position and resources 34 and 35 Note 11 “Property, plant and equipment” 147 and 148 4A Unresolved staff comments None – Unaudited information 246 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Item Form 20-F caption Location in this document Page 5 Operating and financial review and prospects 5A Operating results Our financial performance 26 to 33 Prior year operating results 200 to 205 Note 20 “Borrowings and capital resources” 159 to 161 Regulation 222 to 230 5B Liquidity and capital resources Financial position and resources: Liquidity and capital resources 35 Note 21 “Capital and financial risk management” 162 to 169 Note 20 “Borrowings and capital resources” 159 to 161 Note 27 “Commitments” 180 and 181 5C Research and development, patents and licences, etc. Chief Executive’s strategic review 12 to 21 Chief Financial Officer’s review 24 and 25 Regulation: Licences 228 and 229 5D Trend information Chief Executive’s strategic review 12 to 21 Key trends shaping our industry 8 and 9 Long-Term Viability Statement 50 and 51 5E Off-balance sheet arrangements Note 20 “Borrowings and capital resources” 159 to 161 Note 27 “Commitments” 180 and 181 Note 28 “Contingent liabilities and legal proceedings” 182 to 185 5F Tabular disclosure of contractual obligations Financial position and resources: Contractual obligations and commitments 34 5G Safe harbor Forward-looking statements 249 6 Directors, senior management and employees 6A Directors and senior management Board of Directors 56 and 57 Executive Committee 58 and 59 Board leadership and company purpose 54 Division of responsibilities 55 6B Compensation 2019 Remuneration 88 to 96 Remuneration Policy 81 to 86 Note 22 “Directors and key management compensation” 170 6C Board practices Shareholder information: Articles of Association and applicable English law 216 Remuneration policy 81 to 86 Board of Directors 56 and 57 Audit and Risk Committee 71 to 76 Remuneration Committee 77 to 80 Board leadership and company purpose 54 Division of responsibilities 55 6D Employees Our people and culture 42 and 43 Note 23 “Employees” 171 6E Share ownership 2019 Remuneration 88 to 94 Remuneration Policy 81 to 84 7 Major shareholders and related party transactions 7A Major shareholders Shareholder information: Major shareholders 215 7B Related party transactions 2019 Remuneration 88 to 96 Note 28 “Contingent liabilities and legal proceedings” 182 to 185 Note 29 “Related party transactions” 186 7C Interests of experts and counsel Not applicable – 8 Financial information 8A Consolidated statements and other financial information Financials 111 to 199 Report of independent registered public accounting firm 110 Note 28 “Contingent liabilities and legal proceedings” 182 to 185 8B Significant changes Note 30 “Subsequent events” 187 247 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Form 20-F cross reference guide (continued) Item Form 20-F caption Location in this document Page 9 The offer and listing 9A Offer and listing details Shareholder information 214 9B Plan of distribution Not applicable – 9C Markets Shareholder information: Markets 215 9D Selling shareholders Not applicable – 9E Dilution Not applicable – 9F Expenses of the issue Not applicable – 10 Additional information 10A Share capital Not applicable – 10B Memorandum and Articles of Association Shareholder information: Articles of Association and applicable English law 216 Shareholder information: Rights attaching to the Company’s shares 216 Shareholder information: Disclosure of interests in the Company’s shares 217 Shareholder information: Limitations on transfer, voting and shareholding 217 10C Material contracts Shareholder information: Material contracts 218 10D Exchange controls Shareholder information: Exchange controls 218 10E Taxation Shareholder information: Taxation 218 to 220 10F Dividends and paying agents Not applicable – 10G Statement by experts Not applicable – 10H Documents on display Shareholder information: Documents on display 217 10I Subsidiary information Not applicable – 11 Quantitative and qualitative disclosures about market risk Note 21 “Capital and financial risk management” 162 to 169 12 Description of securities other than equity securities 12A Debt securities Not applicable – 12B Warrants and rights Not applicable – 12C Other securities Not applicable – 12D American depositary shares ADR payment information B-1 13 Defaults, dividend arrearages and delinquencies Not applicable – 14 Material modifications to the rights of security holders and use of proceeds Not applicable – 15 Controls and procedures Governance 52 to 79 Directors’ statement of responsibility: Management’s report on internal control over financial reporting 101 Report of independent registered public accounting firm 110 16 16A Audit Committee financial expert Board Committees 68 to 79 16B Code of ethics Our US listing requirements 97 16C Principal accountant fees and services Note 3 “Operating (loss)/profit” 129 Board Committees: Audit and Risk Committee – External audit 74 and 75 16D Exemptions from the listing standards for audit committees Not applicable – 16E Purchase of equity securities by the issuer and affiliated purchasers Not applicable – 16F Change in registrant’s certifying accountant Governance B-3 16G Corporate governance Our US listing requirements 97 16H Mine safety disclosure Not applicable – 17 Financial statements Not applicable – 18 Financial statements Financials 111 to 199 Report of independent registered public accounting firm 110 19 Exhibits Index to Exhibits B-4 to B-8 Unaudited information 248 Vodafone Group Plc

Overview Strategic Report Governance Forward-looking statements Unaudited information Financials Other information This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses, and certain of the Group’s plans and objectives. In particular, such forward-looking statements include statements with respect to: – the Group’s ability to generate and grow revenue; – a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; – slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; – the Group’s expectations and guidance regarding its financial and operating performance, the performance of associates and joint ventures, other investments and newly acquired businesses, preparation for 5G and expectations regarding customers; – the Group’s ability to extend and expand its spectrum resources, to support ongoing growth in customer demand for mobile data services; – intentions and expectations regarding the development of products, services and initiatives introduced by, or together with, Vodafone or by third parties; – the Group’s ability to secure the timely delivery of high-quality products from suppliers; – expectations regarding the global economy and the Group’s operating environment and market position, including future market conditions, growth in the number of worldwide mobile phone users and other trends; – loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; – changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes; – revenue and growth expected from Vodafone Business’ and total communications strategy; – the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; – mobile penetration and coverage rates, MTR cuts, the Group’s ability to acquire spectrum and licences, including 5G licences, expected growth prospects in the Europe and Rest of the World regions and growth in customers and usage generally; – the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences, platform sharing or other arrangements with third parties; – anticipated benefits to the Group from cost-efficiency programmes, including their impact on the absolute indirect cost base; – acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; – possible future acquisitions, including increases in ownership in existing investments, the timely completion of pending acquisition transactions and pending offers for investments; – the Group’s ability to integrate acquired business or assets; – the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; – expectations and assumptions regarding the Group’s future revenue, operating profit, adjusted EBITDA, adjusted EBITDA margin, free cash flow, depreciation and amortisation charges, foreign exchange rates, tax rates and capital expenditure; – developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; – expectations regarding the Group’s access to adequate funding for its working capital requirements and share buyback programmes, and the Group’s future dividends or its existing investments; and – the Group’s ability to satisfy working capital requirements; – changes in foreign exchange rates; – the impact of regulatory and legal proceedings involving the Group and of scheduled or potential regulatory changes. – changes in the regulatory framework in which the Group operates; – the impact of legal or other proceedings against the Group or other companies in the communications industry; and Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: – changes in statutory tax rates and profit mix. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Principal risk factors and uncertainties” on pages 44 to 51 of this document. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so. References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, the 2019 Annual Report on Form 20-F. PricewaterhouseCoopers LLP has neither examined, compiled, nor performed any procedures with respect to the forward-looking statements, and accordingly PricewaterhouseCoopers LLP does not express an opinion or provide any other form of assurance on such information. – general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments; – increased competition; – levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services; – rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; – the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; 249 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Definition of terms 2G 2G networks are operated using global system for mobile (‘GSM’) technology which offers services such as voice, text messaging and low speed data. In addition, all the Group’s controlled networks support general packet radio services (‘GPRS’), often referred to as 2.5G. GPRS allows mobile devices to access IP based data services such as the internet and email. 3G A cellular technology based on wide band code division multiple access delivering voice and faster data services. 4G/LTE 4G or long-term evolution (‘LTE’) technology offers even faster data transfer speeds than 3G/HSPA. 5G 5G is the fifth-generation wireless broadband technology which provides better speeds and coverage than the current 4G. Adjusted EBIT Operating profit excluding share of results in associates and joint ventures, impairment losses, amortisation of customer bases and brand intangible assets restructuring costs arising from discrete restructuring plans and other income and expense. The Group’s definition of adjusted EBIT may not be comparable with similarly titled measures and disclosures by other companies. Adjusted EBITDA Operating profit excluding share of results in associates and joint ventures, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs arising from discrete restructuring plans and other income and expense. The Group’s definition of adjusted EBITDA may not be comparable with similarly titled measures and disclosures by other companies. Adjusted operating profit Group adjusted operating profit excludes impairment losses, restructuring costs arising from discrete restructuring plans, amortisation of customer bases and brand intangible assets and other income and expense. ADR American depositary receipts is a mechanism designed to facilitate trading in shares of non-US companies in the US stock markets. The main purpose is to create an instrument which can easily be settled through US stock market clearing systems. ADS American depositary shares are shares evidenced by American depositary receipts. ADSs are issued by a depositary bank and represent one or more shares of a non-US issuer held by the depositary bank. The main purpose of ADSs is to facilitate trading in shares of non-US companies in the US markets and, accordingly, ADRs which evidence ADSs are in a form suitable for holding in US clearing systems. AGM Annual general meeting. Applications (‘apps’) Apps are software applications usually designed to run on a smartphone or tablet device and provide a convenient means for the user to perform certain tasks. They cover a wide range of activities including banking, ticket purchasing, travel arrangements, social networking and games. For example, the My Vodafone app lets customers check their bill totals on their smartphone and see the minutes, texts and data allowance remaining. ARPU Average revenue per user, defined as customer revenue and incoming revenue divided by average customers. Capital additions (‘capex’) Comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments, during the year. Churn Total gross customer disconnections in the period divided by the average total customers in the period. Cloud services This means the customer has little or no equipment, data and software at their premises. The capability associated with the service is run from the Vodafone network and data centres instead. This removes the need for customers to make capital investments and instead they have an operating cost model with a recurring monthly fee. Converged customer A customer who receives both fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills. Customer costs Customer costs include acquisition costs, retention costs and expenses related to ongoing commissions. Customer value management (‘CVM’) The delivery of perceived value to identifiable customer segments that results in a profitable return for the Company. Depreciation and other amortisation The accounting charge that allocates the cost of a tangible or intangible asset to the income statement over its useful life. This measure includes the profit or loss on disposal of property, plant and equipment and computer software. Direct costs Direct costs include interconnect costs and other direct costs of providing services. Emerging consumer Consumers in our Emerging Markets. Enterprise The Group’s customer segment for businesses. Europe region The Group’s region, Europe, which comprises the European operating segments. FCA Financial Conduct Authority. Fixed broadband customer A fixed broadband customer is defined as a customer with a connection or access point to a fixed data network. Fixed service revenue Service revenue relating to provision of fixed line (‘fixed’) and carrier services. FTTC Fibre-to-the-Cabinet involves running fibre optic cables from the telephone exchange or distribution point to the street cabinets which then connect to a standard phone line to provide broadband. FTTH Fibre-to-the-Home provides an end-to-end fibre optic connection the full distance from the exchange to the customer’s premises. FRC Financial Reporting Council. Unaudited information 250 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Free cash flow (‘FCF’) Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments and dividends paid to non-controlling shareholders in subsidiaries, but before restructuring costs arising from discrete restructuring plans and licence and spectrum payments. Gbps Gigabits (billions) of bits per second. HSPA+ An evolution of high speed packet access (‘HSPA’). An evolution of third generation (‘3G’) technology that enhances the existing 3G network with higher speeds for the end user. IAS 18 International Accounting Standard 18 “Revenue”. The pre-existing revenue accounting standard that applied to the Group’s statutory results for all reporting periods up to and including the quarter ended 31 March 2018. ICT Information and communications technology. IFRS International Financial Reporting Standards. IFRS 15 International Financial Reporting Standard 15 “Revenue from Contracts with Customers”. The new accounting standard adopted by the Group on 1 April 2018 and applied to the Group’s statutory results for the year ending 31 March 2019. Internet of Things (‘IoT’) The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database. IP Internet Protocol is the format in which data is sent from one computer to another on the internet. IP-VPN A virtual private network (‘VPN’) is a network that uses a shared telecommunications infrastructure, such as the internet, to provide remote offices or individual users with secure access to their organisation’s network. Mark-to-market Mark-to-market or fair value accounting refers to accounting for the value of an asset or liability based on the current market price of the asset or liability. Mbps Megabits (millions) of bits per second. Mobile broadband Mobile broadband allows internet access through a browser or a native application using any portable or mobile device such as smartphone, tablet or laptop connected to a cellular network. Mobile customer A mobile customer is defined as a subscriber identity module (‘SIM’), or in territories where SIMs do not exist, a unique mobile telephone number, which has access to the network for any purpose, including data only usage. Mobile customer revenue Represents revenue from mobile customers from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge (‘in-bundle’) and revenues from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles (‘out-of-bundle’). Mobile in-bundle and out-of-bundle revenues, previously disclosed separately, are now combined to simplify the presentation of the Group’s results. Mobile service revenue Service revenue relating to the provision of mobile services. Mobile termination rate (‘MTR’) A per minute charge paid by a telecommunications network operator when a customer makes a call to another mobile or fixed network operator. MVNO Mobile virtual network operators, companies that provide mobile phone services under wholesale contracts with a mobile network operator, but do not have their own licence or spectrum or the infrastructure required to operate a network. Net debt Long-term borrowings, short-term borrowings, short-term investments, mark-to-market adjustments and cash collateral on derivative financial instruments less cash and cash equivalents. Next generation networks (‘NGN’) Fibre or cable networks typically providing high-speed broadband over 30Mbps. Net promoter score (‘NPS’) Net promoter score is a customer loyalty metric used to monitor customer satisfaction. Operating expenses Operating expenses comprise primarily sales and distribution costs, network and IT related expenditure and business support costs. Operating free cash flow Cash generated from operations after cash payments for capital additions (excludes capital licence and spectrum payments) and cash receipts from the disposal of intangible assets and property, plant and equipment, but before restructuring costs arising from discrete restructuring plans. Organic growth An alternative performance measure which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Other Europe Other Europe markets include Portugal, Ireland, Greece, Romania, Czech Republic, Hungary, Albania and Malta. Other markets Other Rest of the World markets include Turkey, Egypt, Ghana and New Zealand. Other revenue Other revenue includes revenue from connection fees and equipment sales. Partner markets Markets in which the Group has entered into a partner agreement with a local mobile operator enabling a range of Vodafone’s global products and services to be marketed in that operator’s territory and extending Vodafone’s reach into such markets. Penetration Number of SIMs in a country as a percentage of the country’s population. Penetration can be in excess of 100% due to customers owning more than one SIM. Petabyte A petabyte is a measure of data usage. One petabyte is a million gigabytes. Pps Percentage points. 251 Vodafone Group Plc Annual Report on Form 20-F 2019

Annual Report on Form 20-F 2019 Definition of terms (continued) RAN Radio access network is the part of a mobile telecommunications system which provides cellular coverage to mobile phones via a radio interface, managed by thousands of base stations installed on towers and rooftops across the coverage area, and linked to the core nodes through a backhaul infrastructure which can be owned, leased or a mix of both. Regulation Impact of industry specific law and regulations covering telecommunication services. The impact of regulation on service revenue comprises the effect of changes in mobile termination rates and roaming regulations. Reported growth Reported growth is based on amounts reported in euros as determined under IFRS. Rest of the World (‘RoW’) region The Group’s region: Rest of the World, comprising Vodacom, Turkey and Other Markets operating segments. Restructuring costs Costs incurred by the Group following the implementation of discrete restructuring plans to improve overall efficiency. RGUs/sub Revenue Generating Units/unique subscriber ratio (‘RGUs/sub’) describes the average number of fixed services taken by subscribers. Roaming Allows customers to make calls, send and receive texts and data on other operators’ mobile networks, usually while travelling abroad. Service revenue Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. See pages 231 to 245 “Alternative performance measures” for further details. Smartphone penetration The number of smartphone devices divided by the number of registered SIMs (excluding data only SIMs) and telemetric applications. SME Small to medium-sized enterprise. SoHo Small and home office customers. Spectrum The radio frequency bands and channels assigned for telecommunication services. Supranational An international organisation, or union, whereby member states go beyond national boundaries or interests to share in the decision-making and vote on issues pertaining to the wider grouping. Vodafone Business Vodafone Business is part of the Group and partners with businesses of every size to provide a range of business-related services. VoIP Voice over IP is a set of facilities used to manage the delivery of voice information over the internet in digital form via discrete packets rather than by using the traditional public switched telephone network. VZW Verizon Wireless, the Group’s former associate in the United States. Unaudited information 252 Vodafone Group Plc

Overview Strategic Report Governance Selected financial data Unaudited information The selected financial data shown below include the results of Vodafone India as discontinued operations in all years following the agreement to combine it with Idea Cellular. Financials Other information At/for the year ended 31 March 2019 2018 2017 2016 2015 Notes: 1 See note 8 to the consolidated financial statements, “Earnings per share”. Earnings and dividends per ADS is calculated by multiplying earnings per ordinary share by ten, the number of ordinary shares per ADS. 2 On 19 February 2014, we announced a “6 for 11” share consolidation effective 24 February 2014. This had the effect of reducing the number of shares in issue from 52,821,751,216 ordinary shares (including 4,351,833,492 ordinary shares held in Treasury) as at the close of business on 18 February 2014 to 28,811,864,298 new ordinary shares in issue immediately after the share consolidation on 24 February 2014. 3 The final dividend for the year ended 31 March 2019 was proposed by the Directors on 14 May 2019 and is payable on 2 August 2019 to holders of record as of 7 June 2019. The total dividends have been translated into US dollars at 31 March 2019 for purposes of the above disclosure but the dividends are payable in US dollars under the terms of the ADS depositary agreement. Vodafone, the Vodafone Portrait, the Vodafone Speechmark, Vodafone Broken Speechmark Outline, Vodacom, Vodafone One, The future is exciting. Ready?, M-Pawa and M-Pesa, are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners. The content of our website (vodafone.com) should not be considered to form part of this Annual Report or our Annual Report on Form 20-F. © Vodafone Group 2019 Text printed on revive 50 silk which is made from 50% recycled and 50% virgin fibres. The cover is on revive 100 silk, made entirely from de-inked post-consumer waste. Both products are Forest Stewardship Council® (‘FSC’®) certified and produced using elemental chlorine free (‘ECF’) bleaching. The manufacturing mill also holds ISO 14001 accreditation for environmental management. Designed and produced by Radley Yeldar ry.com Consolidated income statement data (€m) Revenue 43,666 46,57147,63149,81048,385 Operating (loss)/profit (951) 4,2993,7251,3202,073 (Loss)/profit before taxation (2,613) 3,8782,792(190)1,734 (Loss)/profit for financial year from continuing operations (4,109) 4,757(1,972)(5,127)7,805 (Loss)/profit for the financial year (7,644) 2,788(6,079)(5,122) 7,477 Consolidated statement of financial position data (€m) Total assets 142,862 145,611 154,684169,107 169,579 Total equity 63,445 68,60773,71985,13693,708 Total equity shareholders’ funds 62,218 67,64072,20083,32591,510 Earnings per share1,2 Weighted average number of shares (millions) – Basic 27,607 27,77027,97126,69226,489 – Diluted 27,607 27,85727,97126,69226,629 Basic (loss)/earnings per ordinary share (29.05)c 8.78c (22.51)c (20.25)c27.48c Diluted (loss)/earnings per ordinary share (29.05)c 8.76c (22.51)c (20.25)c27.33c Basic (loss)/earnings per share from continuing operations (16.25)c 15.87c(7.83)c (20.27)c28.72c Cash dividends1,3 Amount per ordinary share (eurocents) 9.00c 15.07c14.77c–– Amount per ADS (eurocents) 9.00c 15.07c147.7c–– Amount per ordinary share (pence) – ––11.45p11.22p Amount per ADS (pence) – ––114.5p111.2p Amount per ordinary share (US cents) 10.10c 17.93c18.52c16.49c16.65c Amount per ADS (US cents) 10.10c 179.3c182.5c164.9c166.5c 253 Vodafone Group Plc Annual Report on Form 20-F 2019

Vodafone Group Plc Registered Office Vodafone House The Connection Newbury Berkshire RG14 2FN England Registered in England No. 1833679 Telephone +44 (0)1635 33251 Website vodafone.com Contact details Shareholder helpline Telephone: +44 (0)370 702 0198 (In Ireland): +353 (0)818 300 999 Investor Relations ir@vodafone.co.uk vodafone.com/investor Media Relations vodafone.com/media/contact Sustainability vodafone.com/sustainability Vodafone Group Plc Annual Report on Form 20-F 2019

12D - Fees payable by ADR Holders

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
$5.00 (or less) per 100 ADRs (or portion of 100 ADRs)

•             Issuance of ADRs, including issuances resulting from a distribution of shares or rights or other property, and distributions of ADRs pursuant to stock dividends or other free distributions

•             Surrender of ADRs for withdrawal of deposited securities or ADR cancellation or reduction, including if the deposit agreement terminates

$5.00 (or less) per 100 ADRs (or portion thereof). The current per ADR fee to be charged for an interim dividend is $0.015 per ADR and for a final dividend is $0.02 per ADR.	• Any cash distribution to ADR registered holders

$5.00 (or less) per 100 ADRs (or portion thereof)	• An annual fee for the operation and maintenance of administering the ADRs. This fee is not currently charged.

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADRs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR registered holders

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex, facsimile transmissions and delivery expenses (when expressly provided in the deposit agreement) • Converting foreign currency to US dollars

Taxes and other governmental charges that the depositary or the custodian must pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes, exchange control regulations or other applicable regulatory requirements.

• As necessary

Any charges incurred by the depositary or its agents for servicing shares, deposited securities or ADRs, selling securities, or delivering deposited securities, or otherwise in connection with compliance with applicable law, rule or regulation

• As necessary

Fees Payable by the Depositary to the Issuer

As set out above, pursuant to the deposit agreement, the depositary may charge up to $0.05 per ADR in respect of each dividend paid by us. We have agreed with the depositary that any dividend fee collected by it is paid to us, net of any dividend collection fee charged by it. For the year ended 31 March 2019, we agreed with the depositary that it will charge $0.015 per ADR in respect of any interim dividend and $0.02 per ADR in respect of any final dividend paid during that year.

During the financial year (April 1, 2018 through March 31, 2019), we received approximately $16.5 million from Deutsche Bank, in respect of dividends and issuance and cancellation of ADRs during the year.

Vodafone Group Plc

16-F - Change in certifying accountant

PricewaterhouseCoopers LLP (“PwC”) was appointed by shareholders as the Group’s external auditor in July 2014 following a formal tender process.

As previously reported, the Group was aware that a company (the “Administered Company”) for which a number of PwC partners are acting as administrators was considering litigation against the Group. As in prior years, it was concluded that PwC remained independent for the purpose of the audit for the year ended 31 March 2019.

In early December 2018, the Group Audit & Risk Committee was informed of likely developments in relation to the potential legal action. Given uncertainties over how this matter would develop, the Group Audit & Risk Committee, through delegation by the Board of Vodafone Group Plc, launched a competitive tender process for the statutory audit for the year ending 31 March 2020. The Group Audit & Risk Committee mutually agreed with PwC that PwC would not participate in the tender process and would resign.

A legal action was filed by the administrators on behalf of the Administered Company against Vodafone Limited, Vodafone Group Plc and others on 18 December 2018.

During the two financial years ended 31 March 2017 and 2018 and the interim period to 15 February 2019, (i) PwC has not issued any reports on the consolidated financial statements of Vodafone Group Plc or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditor’s reports of PwC qualified or modified as to uncertainty, audit scope, or accounting principles and (ii) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to PwC’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

On 15 February 2019 it was announced that the Board had approved the appointment of Ernst & Young LLP as statutory auditor for the financial year ending 31 March 2020. Vodafone Group Plc conditionally engaged Ernst & Young LLP from 1 April 2019 and the appointment is subject to approval by shareholders at Vodafone Group Plc’s Annual General Meeting on 23 July 2019.

During the two financial years ended 31 March 2017 and 2018 and the interim period to 15 February 2019, the Group has not consulted with EY regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of Vodafone Group Plc; or (ii) any matter that was the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

We provided PwC with a copy of the disclosures under this Item 16-F and requested from PwC a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of PwC’s letter dated 7 June, 2019 is attached as Exhibit 15.2.

Index of Exhibits to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2019

1.1

Articles of Association of the Company, as adopted on June 30, 1999 and including all amendments made on July 25, 2001, July 26, 2005, July 25, 2006, July 24, 2007, July 29, 2008, July 28, 2009, July 27, 2010, January 28, 2014 and July 27, 2018 (incorporated by reference to Exhibit 3.1 to Form 6-K (File No. 001-10086), filed with the Securities and Exchange Commission on March 26, 2019).

2.1

Indenture, dated as of February 10, 2000, between the Company and Citibank, N.A., as Trustee, including forms of debt securities (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2018 (File No. 001-10086), filed with the Securities and Exchange Commission on June 8, 2018).

2.2

Agreement of Resignation, Appointment and Acceptance dated as of July 24, 2007, among the Company, Citibank N.A. and The Bank of New York Mellon (incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2008 (File No. 001-10086), filed with the Securities and Exchange Commission on June 9, 2008).

2.3

Sixteenth Supplemental Trust Deed dated March 13, 2017 between the Company and The Law Debenture Trust Corporation p.l.c. further modifying and restating the provisions of the Trust Deed dated 16 July 1999 relating to a Euro 30,000,000,000 Euro Medium Term Note Programme (incorporated by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2018 (File No. 001-10086), filed with the Securities and Exchange Commission on June 8, 2018).

2.4

Trust Deed dated March 12, 2019 between the Company and The Law Debenture Trust Corporation p.l.c. in relation to the Group’s £1,720,000,000 1.20 per cent Subordinated Mandatory Convertible Bonds due 2021.

2.5

Trust Deed dated March 12, 2019 between the Company and The Law Debenture Trust Corporation p.l.c. in relation to the Group’s £1,720,000,000 1.50 per cent Subordinated Mandatory Convertible Bonds due 2022.

2.6

Deposit Agreement among Vodafone Group Plc, Deutsche Bank Trust Company Americas, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, dated as of February 27, 2017 (incorporated by reference to Exhibit 2.6 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2017 (File No. 001-10086), filed with the Securities and Exchange Commission on June 9, 2017).

2.7	Form of American Depositary Receipt (included in Exhibit 2.6).

4.1

Agreement in relation to the Group’s €3,860,000,000 Revolving Credit Facility dated 28 March 2014 among the Company and various lenders (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2014).

4.2

Amendment and Restatement Agreement dated 11 January 2018 between, among others, Vodafone Group Plc and the Royal Bank of Scotland plc as exiting agent in relation to the €3,860,000,000 (increased to €4.01 billion) Revolving Credit Facility dated 28 March 2014 (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2018 (File No. 001-10086), filed with the Securities and Exchange Commission on June 8, 2018).

4.3	Extension letter dated 5 December 2018 in relation to the €3,860,000,000 (increased to €4.01 billion) Revolving Credit Facility dated 28 March 2014.

4.4

Lender Accession Agreement between Raiffeisen Bank International AG, Barclays Bank PLC and Vodafone Group Plc, effective as of 12 July 2018 in relation to the Group’s €3,860,000,000 (increased to €4.01 billion) Revolving Credit Facility.

4.5

Facility Agreement in relation to the Group’s US$3,935,000,000 revolving credit facility dated 27 February 2015 among the Company and various lenders (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2015 (File No. 001-10086), filed with the Securities and Exchange Commission on June 8, 2015).

4.6

Lender Accession Agreement between Royal Bank of Canada, the Royal Bank of Scotland plc as agent and Vodafone Group Plc effective as of 15 December 2015 in relation to the Group’s US$3,935,000,000 Revolving Credit Facility (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2016 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2016).

4.7

Extension letter dated 10 January 2017 in relation to the US$3,935,000,000 (increased to US$4.09 billion) Revolving Credit Facility dated 27 February 2015 (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2017 (File No. 001-10086), filed with the Securities and Exchange Commission on June 9, 2017).

4.8

Lender Accession Agreement between Raiffeisen Bank International AG, the Royal Bank of Scotland plc as agent and Vodafone Group Plc, effective as of 12 July 2018 in relation to the Group’s US$3,935,000,000 (increased to US$4.09 billion) Revolving Credit Facility.

4.9

Amendment letter dated 11 January 2018 in relation to the US$4.09 billion Revolving Credit Facility dated 27 February 2015 (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2018 (File No. 001-10086), filed with the Securities and Exchange Commission on June 8, 2018).

4.10	Rules of the Vodafone Global Incentive Plan 2014.

4.11	Rules of the Vodafone Sharesave Plan.

4.12

Service Agreement of Vittorio Colao dated 27 May 2008 (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009 (File No. 001-10086), filed with the Securities and Exchange Commission on June 1, 2009).

4.13

Letter of Appointment of Samuel Jonah dated 9 March 2009 (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2009 (File No. 001-10086), filed with the Securities and Exchange Commission on June 1, 2009).

4.14

Letter of Appointment of Renee James dated 8 October 2010 (incorporated by reference to Exhibit 4.35 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011 (File No. 001-10086), filed with the Securities and Exchange Commission on June 17, 2011).

4.15

Letter of Appointment of Gerard Kleisterlee dated 25 January 2011 (incorporated by reference to Exhibit 4.36 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011 (File No. 001-10086), filed with the Securities and Exchange Commission on June 17, 2011).

4.16

Letter of Appointment of Valerie Gooding dated 25 November 2013 (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2014).

4.17

Service Agreement of Nicholas Read dated 23 January 2014 (incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2014).

4.18

Letter of Appointment of Sir Crispin Davis dated 14 April 2014 (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2014).

4.19

Letter of Appointment of Dame Clara Furse dated 13 May 2014 (incorporated by reference to Exhibit 4.33 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2014).

4.20

Letter of indemnification for Nicholas Read dated 28 October 2014 (incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2015 (File No. 001-10086), filed with the Securities and Exchange Commission on June 8, 2015).

4.21

Letter of Appointment for Dr Mathias Döpfner dated 24 March 2015 (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2015 (File No. 001-10086), filed with the Securities and Exchange Commission on June 8, 2015).

4.22

Letter of Appointment for David Nish dated 23 September 2015 (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2016 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2016).

4.23

Letter of Appointment for Maria Amparo Moraleda Martinez dated 24 January 2017 (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2017 (File No. 001-10086), filed with the Securities and Exchange Commission on June 9, 2017).

4.24

Letter of Appointment of Michel Demaré dated 23 January 2018 (incorporated by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2018 (File No. 001-10086), filed with the Securities and Exchange Commission on June 8, 2018).

4.25	Service Agreement of Nicholas Read dated 26 July 2018.

4.26	Service Agreement of Margherita Della Valle dated 26 July 2018.

4.27	Letter of Appointment of Sanjiv Ahuja dated 8 November 2018.

4.28	Letter of Appointment of David Thodey dated 24 May 2019.

4.29

Amendment and Restatement of a Contribution and Transfer Agreement dated 31 December 2016 by and among the Company, Liberty Global Europe Holding B.V., Liberty Global Plc, Vodafone International Holdings B.V. and Lynx Global Europe II B.V. relating to the contribution and/or transfer of shares in Ziggo Group Holding B.V. and Vodafone Libertel B.V. to Lynx Global Europe II B.V. and the formation of the Netherlands joint venture (incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2017 (File No. 001-10086), filed with the Securities and Exchange Commission on June 9, 2017).

4.30

Implementation Agreement dated 20 March 2017 relating to the combination of the Indian mobile telecommunications businesses of Vodafone Group and Idea Group (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2017 (File No. 001-10086), filed with the Securities and Exchange Commission on June 9, 2017).

4.31

First Amendment to the Implementation Agreement dated 20 March 2017, relating to the combination of the Indian mobile telecommunications businesses of Vodafone Group and Idea Group, entered into on 30 August 2018.

4.32

Implementation Agreement dated 25 April 2018 relating to the combination of the businesses of Indus Towers and Bharti Infratel (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2018 (File No. 001-10086), filed with the Securities and Exchange Commission on June 8, 2018).

4.33

Sale and Purchase Agreement dated 9 May 2018 relating to the sale of Liberty Global plc’s businesses in Germany, Romania, Hungary and the Czech Republic (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2018 (File No. 001-10086), filed with the Securities and Exchange Commission on June 8, 2018).*

4.34

Scheme Implementation Deed dated 30 August 2018 by and among Vodafone Hutchison Australia Pty Limited, Vodafone Oceania Limited, Hutchison Telecommunications (Australia) Limited, Hutchison Whampoa Limited and TPG Telecom Limited relating to the proposed merger between Vodafone Hutchison Australia Pty Limited and TPG Telecom Limited.

8.

List of the Company’s related undertakings (incorporated by reference to Note 32 to the Consolidated Financial Statements included in this Annual Report on Form 20-F for the financial year ended March 31, 2019 (File No. 001-10086), filed with the Securities and Exchange Commission on June 7, 2019).

12.	Rule 13a — 14(a) Certifications.

13.	Rule 13a — 14(b) Certifications. These certifications are furnished only and are not filed as part of this Annual Report on Form 20-F for the financial year ended March 31, 2019.

15.1	Consent letter of PricewaterhouseCoopers LLP.

15.2	Letter dated 7 June, 2019 of PricewaterhouseCoopers LLP.

* The schedules to the Sale and Purchase Agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Copies of such schedules will be furnished to the SEC upon its request; provided, however, that confidential treatment may be requested pursuant to Rule 24b-2 of the Exchange Act for any schedule so furnished.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Registrant)

/s/ R E S Martin
Rosemary E S Martin
Group General Counsel and Company Secretary
Date: June 7, 2019