Form 20-F
period 2020-03-31
VODAFONE GROUP PUBLIC LTD CO
filed 2020-07-02
CIK 839923

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbols	Name of each exchange on which registered
Ordinary shares of 20 20/21 US cents each	VOD	NASDAQ Global Select Market*
American Depositary Shares (evidenced by American Depositary Receipts) each representing ten ordinary shares	VOD	NASDAQ Global Select Market
2.500% Notes due September 2022	VOD22	The NASDAQ Stock Market
2.950% Notes due February 2023	VOD23	The NASDAQ Stock Market
3.750% Notes due 16 January 2024	VOD24	The NASDAQ Stock Market
US$1,000,000,000 Floating Rate Notes due 16 January 2024	VOD24A	The NASDAQ Stock Market
4.125% Notes due 30 May 2025	VOD25	The NASDAQ Stock Market
4.375% Notes due 30 May 2028	VOD28	The NASDAQ Stock Market
6.250% Notes due February 2032	VOD32	The NASDAQ Stock Market
6.150% Notes due February 2037	VOD37	The NASDAQ Stock Market
5.000% Notes due 30 May 2038	VOD38	The NASDAQ Stock Market
4.375% Notes due February 2043	VOD43	The NASDAQ Stock Market
5.250% Notes due 30 May 2048	VOD48	The NASDAQ Stock Market
4.875% Notes due 19 June 2049	VOD49	The NASDAQ Stock Market
4.250% Notes due 17 September 2050	VOD50	The NASDAQ Stock Market
5.125% Notes due 19 June 2059	VOD59	The NASDAQ Stock Market
Capital Securities due April 2079	VOD79	The NASDAQ Stock Market

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

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

☐ Yes    ☒ No

Common Stock 00

Vodafone Group Plc Annual Report on Form 20-F 2020 We connect for a be ter future

Welcome to our 2020 Annual Report Overview 01 Our strategic framework 02 Highlights of the year 04 Chairman’s statement Strategic Report 06 Our business at a glance 08 Key trends shaping our industry 10 Our business model 12 Our stakeholders 14 Chief Executive’s review 16 Our purpose 20 Our strategy 26 Our key performance indicators 28 Chief Financial Officer’s review 30 Our financial performance 40 Sustainable business 52 Developing a new ‘social’ contract 56 Our people and culture 62 Principal risk factors and uncertainties Governance 72 Chairman’s governance statement 74 Board leadership and Company purpose 75 Division of responsibilities 76 Board of Directors 78 Executive Committee 80 Board activities 82 Engaging with our stakeholders 84 Induction, development and evaluation 87 Nominations and Governance Committee 90 Audit and Risk Committee 96 Remuneration Committee 100 Executive pay at a glance 102 Remuneration Policy 108 Annual Report on Remuneration 121 Our US listing requirements 122 Directors’ report Financials 124 Reporting our financial performance 125 Directors’ statement of responsibility 127 Risk mitigation 136 Reports of Independent Registered Public Accounting Firms 141 Consolidated financial statements and notes 231 This page is intentionally left blank Other information 239 Alternative performance measures 248 Shareholder information 255 History and development 256 Regulation 265 Form 20-F cross reference guide 268 Forward-looking statements 269 Definition of terms 272 Selected financial data This constitutes the annual report on Form 20-F of Vodafone Group Plc (the ‘Company’) in accordance with the requirements of the US Securities and Exchange Commission (the ‘SEC’) for the year ended 31 March 2020 and is dated 2 July 2020. This document contains certain information set out within the Company’s annual report in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’). The content of the Group’s website (www.vodafone.com) or any other website referenced in this document is not incorporated into this document and should not be considered to form part of this annual report on Form 20-F. We have included any website as an inactive textual reference only. All amounts marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is an alternative performance measure. See “Alternative performance measures” on page 239 for further details and reconciliations to the respective closest equivalent GAAP measure. Exhibit 2.3 Exhibit 2.7 Exhibit 2.8 Exhibit 4.5 Exhibit 4.6 Exhibit 4.8 Exhibit 4.28 Exhibit 4.29 Exhibit 4.30 Exhibit 4.31 Exhibit 4.32 Exhibit 4.33 Exhibit 4.34 Exhibit 4.35 Exhibit 4.37 Exhibit 12 Exhibit 13 Exhibit 15.1 Exhibit 15.2 Who we are: A leading technology communications company keeping society connected and building a digital future for everyone. Sustainability is at the core of our purpose: ‘We connect for a better future’ We are optimistic about how technology and connectivity can enhance the future and improve people’s lives. Through our business, we aim to build a digital society that enhances socio-economic progress, embraces everyone and does not come at the cost of our planet. That is why we have committed to improve one billion lives and halve our environmental impact by 2025.

Overview Strategic Report Governance Our strategic framework Financials Other information Focused on two scaled and differentiated regional platforms the ...enabling us to earn a fair return on our investments factors and and culture How we do it: Our approach Sustainable business 40 Read more Developing a new ‘social’ contract 52 Read more The ‘Spirit of Vodafone’ – our people 56 Read more Principal risk uncertainties 62 Read more Governance 72 Read more Optimising portfolio to strengthen our market positions, simplify the Group and reduce our financial leverage 25 Read more Improving asset utilisation through network sharing, capturing synergies and tower monetisation 24 Read more Accelerating digital transformation by being Digital ‘First’ and leveraging our Group scale 23 Read more Deepening customer engagement improving loyalty and driving revenue growth across our customer segments 20 Read more What we do: Our strategy A technology communications leader, enabling an inclusive and sustainable digital society Supported by our leading Gigabit networks and scaled platforms Our priorities: Europe A converged leader Africa Mobile data and payments leader Why we exist: Our purpose We connect for a better future We aim to improve one billion lives and halve our environmental impact 01 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Highlights of the year 2020 IFRS 15/16 2019 IFRS 15/IAS 17 2018 IAS 18/IAS 17 2017 IAS 18/IAS 17 Financial results summary1 Alternative performance measures1,2 Strategic progress summary 2020 2019 2018 2017 Deepening customer engagement Accelerating digital transformation Improving asset utilisation Sustainable business metrics 2020 2019 2018 2017 Notes: 1 IFRS 16 “Leases” was adopted on 1 April 2019 for our statutory reporting, without restating prior period figures. As a result, 4 5 6 7 8 Including VodafoneZiggo. the Group’s statutory results for the year ended 31 March 2020 are on an IFRS 16 basis, whereas the comparative periods for the years ended 31 March 2019, 2018 and 2017 are on an IAS 17 basis. Note 1 “Basis of preparation” of the consolidated financial statements explains the key differences for the Group’s accounting for leases following the adoption of IFRS 16 and the financial impact on the Africa including Safaricom. Europe and common function operating costs. Excludes Egypt. Group’s consolidated statement of financial position at 1 April 2019. Excluding the impact of inactive data only SIM losses in Italy during Q3 and Q4 FY20. 2 Alternative performance measures are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measures. See “Alternative performance measures” on page 239 for further details. 3 Adjusted to exclude derivative gains in cash flow hedge reserves, corresponding losses for which are not recognised on the bonds within net debt and which are significantly increased due to COVID-19 related market conditions. M-Pesa customers5millions 41.5 37.1 33.029.5 Women in management and leadership roles % 31 313029 Additional female customers in Africa and Turkey5,7 millions 9.3 9.4 4.8 3.2 Young people supported to access digital skills, learning and employment opportunities thousands 708.2 533.7 –– Greenhouse gas emissions (Scope 1 and 2)m tonnes CO2e 1.84 2.012.072.03 Purchased electricity from renewable sources % 25.9 15.615.413.3 Network waste reused or recycled% 99.9 ––– Average Europe monthly mobile data usage per customer GB 5.7 3.7 2.6 1.7 Europe Tower sites (proportionate) thousand c. 60 ––– Europe on-net NGN broadband penetration4% 30 282826 Europe net opex saving6 €bn 0.4 0.40.3 – Europe digital channel sales mix % 21 17119 Frequency of customer contacts contacts per year 1.4 1.5 1.7 1.8 MyVodafone app penetration % 65 626055 Europe mobile contract customers4 million 64.4 63.262.461.7 Europe broadband customers4 million 25.0 18.817.8 13.4 Europe on-net Gigabit capable connections4 million 31.9 21.910.56.8 Europe Consumer converged customers4 million 7.2 6.65.3 3.7 Europe mobile contract customer churn% 14.68 15.515.915.6 Africa data users5 million 82.6 75.672.464.6 M-Pesa transaction volume5 billion 12.2 11.08.9 6.4 Business fixed-line service revenue growth% 3.3 3.82.44.4 IoT SIM connections million 102.9 84.9 68.452.1 Group service revenue €m 37,871 36,45841,06642,987 Adjusted EBITDA €m 14,881 13,91814,73714,149 Adjusted earnings per share €c 5.60 6.2711.598.04 Free cash flow (pre-spectrum)€m 5,700 5,4435,4174,056 Free cash flow €m 4,949 4,4114,044 3,316 Net debt€m (42,168)3 (27,033) (29,631)(29,338) Net debt to adjusted EBITDA ratio 2.83 1.9 2.0 2.1 Pre-tax return on capital employed (controlled) % 6.1 5.3 –– Group revenue €m 44,974 43,66646,57147,631 Operating profit/(loss)€m 4,099 (951) 4,2993,725 Profit/(loss) for the year€m (455) (7,644)2,788 (6,079) Basic earnings/(loss) per share €c (3.13) (29.05)8.78 (22.51) Total dividends per share €c 9.00 9.00 15.0714.77 02 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Strategic highlights quarter of improved customer loyaltyData users Fixed-line service revenue growth in mobile contract 2.0GB103 million NGN broadband net additions +4.4 million+23% year-on-year (44% of mobile customers using M-Pesa)first mover for mobile edge computing Converged consumer customers in Europe sales now in digital channels consumer customers on simplifiedEurope net opex saving achieved 65% data plans new Europe net opex saving target reduction in frequency reducing our total European opex base Signed a memorandumdifferentiated regional platforms – on potential Egypt sale for Optimising the portfolio Successfully acquired Unitymedia & CEE cable assets, as well as Abcom in Albania Completed the sale of New Zealand and Malta Australia merger with TPGSimplification of the Group on-track to complete now largely complete Focused on two scaled and of understanding with stc Europe and Africa €2.2 billion 25 Read more Improving asset utilisation Mobile network sharing European TowerCo agreements in place in all operational as of May, major European markets aiming to drive efficiencies and increase tenancy ratios across our tower portfolio Merger of Vodafone ItalyFast start made Towers and INWIT complete in capturing synergies €2.35 billion of cash received from the recently acquired 24 Read moreUnitymedia & CEE cable assets Accelerating digital transformation0230 Read more Leveraging newRadical Delivering a best-in-class digital technologies:simplification:cost structure: 21%4.0 million€0.4 billion speed-tiered unlimited mobilein FY20 MyVodafone app penetration›€1.0 billion 9%announced for FY21–23 of customer contact by 20% over five years Deepening customer engagement20 Read more 6th consecutive +7.0 million+3.3% churn down 1pp year-on-year +1.4 millionAverage smartphone data usage IoT SIMs 7.2 millionM-Pesa customers Amazon Web Services agreement Business Africa Europe 03 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Chairman’s statement Enabling a digital society The outbreak and spread of COVID-19 has impacted all of our lives in ways we could not have imagined when I wrote to you this time last year. I am immensely proud of our 104,000 strong team of dedicated people across all of the markets in which we operate. The determination, delivery and devotion from the whole Vodafone team is enabling our digital society to function and succeed during this intense period of need. Our customers have relied on the critical connectivity we provide more than ever before. The services and solutions we provide have helped businesses to continue to operate, children to continue schooling, healthcare to be provided and ensured governments can lead the response effectively. Also during periods of physical isolation, we have enabled families, friends and loved ones to remain connected. We connect for a better future Given the situation we have all experienced over the last few months, Vodafone’s purpose to connect for a better future has become even more central in our decision-making process and response. In November 2019, we held an event for institutional investors to further set out our purpose, which we framed across three core areas: Digital Society We believe in a connected digital society, where data flows at speed, connecting people, communities and things to the internet like never before. Inclusion for All We believe that the opportunities and promise of a better digital future should be accessible to all, and we are committed to ensuring that the more vulnerable are not left behind on the journey to that future. Planet We believe that urgent and sustained action is required to address climate change and that business success should not come at a cost to the environment. During the year, we have made strong progress against each of these areas, which is set out later in this report. The digital society has never been so important than in the last few months and we will continue to work with policy makers and regulators in a constructive manner to ensure we can continue to invest in the critical infrastructure and digital services our society deserves. We also expanded upon our proposal of a ‘social’ contract between the communications services and technology providers, our customers and the industry regulators. The ‘social’ contract comprises three broad commitments: 1. Trust: earning and retaining customer trust through quality networks and fair pricing, whilst avoiding micro-regulation; 2. Fairness: enabling us to deliver quality infrastructure for all, whilst earning a fair return; and 3. Leadership: partnership between small businesses, hardware manufacturers, technology firms, service providers and regulators throughout our ecosystem to drive innovation and deliver the digital society. 04 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Strong strategic progress Following the evolution of our strategy under Nick Read, we have delivered significant progress over the last year. With the completion of the acquisition of Liberty Global’s assets in Germany and Central and Eastern Europe in July 2019, we have completed our transformation into Europe’s leading converged operator. Furthermore, during the year we delivered strong progress against our key strategic objectives: In the UK, we returned to service revenue growth supported by our strong commercial momentum in both mobile and fixed line. In both Italy and Spain, trends improved throughout the year despite the significant low-end price competition, and in Africa we continued to grow despite regulatory and macro pressures. This strong commercial momentum was supported by further progress on our ambitious cost saving programme. During the year, we delivered a further €0.4 billion of savings. Over the last two years, we have worked hard to strengthen our financial position. This has ensured we have longer tenure debt, no significant short-term refinancing needs and good liquidity headroom. The good financial performance, strong commercial momentum and robust financial position mean that the Board have confidence to declare a total dividend per share of 9.00 eurocents for the year, implying a final dividend per share of 4.5 eurocents which will be paid on 7 August 2020. Jean-François van Boxmeer will step down as Chief Executive of Heineken in June 2020 after 15 years in role and 36 years with the company. In that period, Jean-François transformed Heineken into a truly global organisation through a balance of strategic transactions and organic growth. The success of his strategy resulted in a nearly threefold increase in Heineken’s share price and he is credited with creating significant shareholder value. Jean-François is a member of the Shareholders Committee of Henkel and a non-executive director of Mondelez International. He will join Heineken Holding as a Non-Executive Director in June 2020. He is Vice-Chairman of the European Roundtable of Industrialists and in this role has led discussions with the European Commission across a range of issues. Jean-François brings this experience, together with his leadership skills and excellent network to Vodafone’s Board. Jean-François’ biographical details are provided on page 77. I am confident that he will be effective in leading your Board, driving Vodafone forward in the execution of its strategy and engaging with our key stakeholders. Deepening customer engagement We have consistently improved the quality and experience of service for our customers in both Europe and Africa, for both business and consumers. Accelerating digital transformation We have further strengthened our digital channel capabilities, which delivers a better experience for our customers, whilst also reducing our costs. Improving asset utilisation We have completed a number of network sharing arrangements and improved our return on capital and leverage through a successful infrastructure asset sale in Italy. Board composition As I anticipated in my letter to you in last year’s Annual Report, since I have now completed nine years on the Board a search was conducted during the period covered by this Report to find my successor as Chairman. Valerie Gooding, our Senior Independent Director, led a subcommittee of the Nominations & Governance Committee (excluding me) in this work. Further information on the search process is described on page 88. The search was successful and I am pleased to announce the appointment of a new Non-Executive Director, Jean-François van Boxmeer, who, subject to his election at our 2020 AGM, will succeed me as Chairman of the Board with effect from close of business on 3 November 2020. The year ahead The Board and I remain focused on delivering on our purpose of connecting for a better future. A digital future that will drive further improvements in commercial performance and return on capital, making Vodafone the best value proposition in our industry for customers, shareholders and wider stakeholders. /s/ Gerard Kleisterlee Gerard Kleisterlee Chairman Optimising the portfolio Following successful disposals of New Zealand and Malta and ongoing activity in Egypt and Australia, we have now substantially completed the reshaping of our business to focus on two scale platforms in Europe and Africa. Good financial performance In a challenging industry and against a backdrop of unprecedented global uncertainty, we delivered good financial performance, in-line with our guidance. Total revenue grew by 3.0% to €45.0 billion, adjusted EBITDA grew by 2.6%* to €14.9 billion and free cash flow (pre-spectrum) grew by 4.7% to €5.7 billion. This good financial performance was driven by strong commercial momentum in each of our markets. In Germany, our largest market, we delivered solid retail growth and record cable net customer additions in H2. Our purpose Our strategy Our performance Our sustainable business Our response to COVID-19 We connect for a better future. We are working hard to build a connected society that enhances socio-economic progress, embraces everyone and does not come at the cost of our planet. We have made strong progress against our four strategic priorities: 1. Deepening customer engagement 2. Accelerating digital transformation 3. Improving asset utilisation 4. Optimising the portfolio We have delivered a good financial performance in FY20, reflecting the underlying improvement in our commercial momentum. Enabling us to deliver on our purpose and ensure we act responsibly and with integrity wherever we operate. We are committed to doing our utmost to support society during this period of uncertainty and social change. As a result we announced a rapid, comprehensive and coordinated five-point plan to help the communities in which we operate. 30 Read more Read more 40 16 Read more 20 Read more 54 Read more 05 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Our business at a glance Where we operate We manage our business across two scaled and differentiated regional platforms – Europe and Africa. Tanzania Germany Italy Turkey Greece Portugal UK Mozambique Vodacom Germany €10.7bn 77% 16% €1.6bn Other Italy €4.8bn Proportionate sites European TowerCo c. 60,000 includes partner markets and common functions partner countries 5G cities reach beyond the named us as a global in over 100 cities we have partnership services, including our markets. local operators Wide Area Networking we can currently Notes: 1 Based on our financial reporting segmentation which excludes Turkey. 2 As at December 2019. 3 % of consumer broadband customer base that is converged. 4 Due to the converged nature of the Spanish market only total communications market shares are reported. 5 Including eliminations. 6 Includes Turkey. 7 Effective ownership in Safaricom, with Vodacom owning 34.94% and Vodafone, owning 4.99% directly. 8 Following the sale of 4.3% of INWIT’s share capital in April 2020. 9 Effective ownership in Indus Towers, with Vodafone directly owning 42% and Vodafone Idea owning 11.5%. Worldwide reach 43182>100 markets with SD-WAN We have To extend ourIn 2020, Gartnerlaunched 5G companies we own,leader in network across 11 of agreements withSoftware Defined – in 43 countries.(‘SD-WAN’) where service 182 countries. Joint ventures and associates Mobile FixedFixed Consumer Mobile revenue broadband revenue converged Convergence customers market share customers market share customers penetration (m)(%)2 (m)(%)2 (m)(%)3 VodafoneZiggo 5.128.03.440.41.4 41.0 (50% owned) Vodafone Idea 297.028.00.3 ––– (44.4% owned) Vodafone5.417.1 0.1 ––– Hutchison (50% owned) Safaricom 35.6–0.1 ––– (26.1% owned)7 Sites INWIT (33.2% owned)8 c. 22,000 Indus Towers (47% owned)9 c. 127,000 Controlled operations A converged leaderMobile data and payments leader AlbaniaHungary RomaniaVodacom Group:Egypt Czech Republic Ireland SpainSouth Africa Ghana Democratic Republic of Congo Lesotho €4.5bn Other markets5 of Group of Group service revenue1 service revenue Europe5 €4.8bn UK €5.0bnSpain €3.9bn Mobile FixedFixed Consumer Mobile Fixed Mobile revenue broadband revenue converged ConvergenceMobile revenue broadband DataM-Pesa customers market share customers market share customers penetration customers market share customers customers customers (m)(%)2 (m)(%)2 (m)(%)3 (m)(%)2 (m)(m)(m) Germany 30.130.510.834.9 1.513.4South Africa45.1 46.60.121.9 nm Italy19.232.32.9 10.61.0 43.8Egypt 40.2 39.0 0.718.81.0 UK18.020.50.8 6.9 0.455.4Other Africa47.4 nm0.1 22.215.6 Spain 13.516.243.2 16.242.3 91.6 Other Europe29.5 nm4.0 nm0.6 16.8 7%of Group service revenue6 Other Africa Europe 06 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information What we offer We offer a range of communication services to both consumers and businesses. of service revenue1 of service revenue of service revenue of service revenue6 Business28% Other 8% We offer mobile, fixed and a suite of converged communicationWe rent capacity to mobile virtual network operators (‘MVNOs’), services to support the growing needs of our business customers,who use this to provide mobile services. We also offer a variety who range from small home offices to large multinational companies.of services to operators outside our footprint through our partner Internet of Things (‘IoT’) market agreements. Cloud & Security Carrier services Other Business Our wide range of products and services Europe 52% Africa12% MobileMobile We provide a range of mobile services, enabling customers toWe provide a range of mobile services, enabling customers to call, call, text and access data whether at home or travelling abroad.text and access data. The demand for mobile data is growing rapidly As Europe moves towards 5G, our ambition is to maintain adriven by the lack of fixed broadband access and by increased co-leading network position in each of our markets.smartphone penetration. Fixed broadband, TV and voice M-Pesa Our fixed line services include broadband, TV and voice.M-Pesa is our African payment platform, which has moved beyond We offer high-speed connectivity through our next generation its origins as a money transfer service and now provides financial network (‘NGN’).services, together with business and merchant payment services. Convergence Our converged plans, which combine mobile, fixed and TV services, provide simplicity and better value for customers. Other value added services These include our Consumer IoT proposition “V by Vodafone”, as well as security and insurance products. Consumer 07 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Key trends shaping our industry Operating in a rapidly changing industry Rising global smartphone penetration, ubiquitous superfast internet access, increasingly converged solutions and remarkable new technologies are rapidly transforming the way that we live and work, while simultaneously creating a range of new commercial, regulatory and societal challenges. These long-term opportunities and risks are reflected in our strategy. Fixed line The demand for high-speed NGN broadband services over cable or fibre is growing rapidly. Over the next five years, Analysys Mason estimates that 35 million households will move to NGN services within Vodafone’s Europe footprint. This represents a significant window of opportunity for operators with access to high quality Gigabit capable infrastructure. Fixed revenues in Europe grew by 1.1%1 over the last year, supported by this shift to NGN services. Convergence Consumers are increasingly buying converged bundles, which are a combination of mobile, voice, broadband and TV services. Note: 1 Source: Analysys Mason. For the consumer this provides the benefit of simplicity – one provider of multiple services – and better value. For operators this increases customer loyalty, improves customer retention and drives operational efficiencies. Demand for converged services is expected to continue to rise across all markets in Europe, although the pace of adoption will vary by market. Mobile Demand for mobile data continues to grow rapidly. Over the last five years, mobile data traffic per user increased by over 55%1 per annum and growth over the next three years is expected to remain strong. The challenge for operators is how to monetise this strong volume growth. European total mobile service revenues were flat1 in 2019, due to substantial unitary price deflation, driven by technological improvements, regulation and a high level of competition. We have launched speed-tiered unlimited data plans, which provides us with an opportunity to upsell customers to higher speed plans, while customers benefit from “worry-free” data usage. The roll-out of 5G services, which began last year, also represents an opportunity for operators to significantly reduce the cost of carrying data on their network. 5G will provide a range of new revenue opportunities over the medium term by enabling operators to offer innovative new products and services to customers. In Africa, mobile data is growing rapidly, with data traffic increasing on average by 70%2 per annum over the last five years. This trend is expected to continue, driven by a lack of fixed line infrastructure and the rapid adoption of smartphones. The GSMA estimates that smartphone penetration will rise from 45% to 67% between 2018 and 2025. This growth in smartphone penetration provides operators with the opportunity to go beyond connectivity and offer an expanding range of digital services to consumers for the first time, such as international money transfers, loans, handset financing, insurance and recently even merchant payments. Note: 2 Source: Analysys Mason – Sub-Saharan Africa data. Fixed line and convergence Businesses are currently transitioning from traditional Wide Area Networks (‘WAN’) to Software Defined Networks (‘SDN’) in order to simplify their operations, increase their speed of execution, automate their networks and save costs. For operators, who have the expertise to take advantage of this, it represents a significant opportunity. The demand for converged services is also growing, similar to the Consumer segment, with operators bringing together communication tools for businesses that work across all fixed and mobile end points. The Internet of Things (‘IoT’) The demand for IoT is growing rapidly with a vast array of use cases, which range from sensors used to control industrial machinery and count stock levels to automated self-driving vehicles. The GSMA estimates that the number of business IoT connections will triple from 2019 to reach over 13 billion by 2025. Mobile Business demand for mobile services has remained strong, enabling employees from large corporates to Small and Medium sized Enterprises (‘SMEs’) safe and secure access to voice and data services. However, there continues to be significant price competition, which operators try to offset by cross-selling additional products and services. 5G is a significant medium-term growth opportunity for businesses, as it enables new technologies such as mobile edge computing and mobile private networks. Business 22 See page 22 of this report for further insights Africa Consumer 20 Seepages20and21ofthisreportforfurtherinsights Europe Consumer 20 Seepages20and21ofthisreportforfurtherinsights 08 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Over the last 30 years, mobile and fixed networks have evolved significantly. In the 1990s, second generation (‘2G’) mobile networks primarily carried voice calls and SMS data traffic (i.e. texts). Today, mobile users can experience 4G+ download speeds in excess of 800Mbps (>4,000 times faster than 2G) supported by the latest technological advancements, such as carrier aggregation and massive MIMO (multiple input and multiple output) antennae. The latest evolution of mobile network technology is the deployment of 5G, supported largely by the infrastructure deployed for 4G, combined with new 5G radio spectrum and antennae. 5G enables download speeds of over 1Gbps combined with extremely low latency. Additionally, it will also support up to one million connected devices per square kilometre, 500 times more than 4G – vital for the IoT era. The evolution of fixed networks has been equally rapid, with legacy copper technology being superseded by NGN infrastructure such as cable and fibre-to-the-home (‘FTTH’). Broadband download speeds have evolved quickly from sub-64Kbps via a dialup modem in the late 1990s to download speeds of 1Gbps today, through high-speed NGN services. Further technological advancements, such as full duplex DOCSIS 3.1 and deeper fibre for cable, will deliver even faster speeds of up to 10Gbps in the future. The world is undergoing a rapid digital transformation. New technologies including cloud computing, artificial intelligence and robotic process automation are enabling companies to connect with customers directly, proactively offering personalised solutions, while simplifying and automating operational processes and improving the efficiency of all commercial and technological decisions. Digitalisation is a key operational theme for the telecoms industry, which has a significant proportion of activities that can be automated, while also having unrivalled insight into customer usage trends. By using advanced digital technologies, operators will be able to enhance their customers’ experience, generate incremental revenue opportunities, and reduce costs. The cost cutting opportunity alone for European telecoms has been estimated to be as much as €60 billion3. Speed of execution will be key in order for operators to further differentiate their services and retain the benefits from digitalisation. The impact of COVID-19 is also likely to accelerate the adoption of digital services. Note: 3 Goldman Sachs. The remit of regulators is extensive, including wholesale charges between operators, spectrum allocation, and obligations in relation to consumer rights. Regulators are also responsible for topics relating to data protection and cyber security. The decision to regulate or not has material consequences. Within the broad remit of ensuring sustainably competitive markets, regulators are tasked with striking the right balance between short-term consumer welfare through measures such as regulated prices and longer-term consumer welfare by incentivising investment. In 2018 the European Electronic Communications Code was finalised and will be transposed into national law by the end of 2020. The Code overhauled the existing telecoms rules and sought to tip the balance towards longer-term consumer welfare through measures to incentivise the roll-out and take-up of NGN high capacity networks. It also includes a broader set of services in its remit, including over-the-top communication services for the first time. However, the Code also introduces new regulation in relation to international calls within the EU. We await the implementation of the Code at a national level. Overall, Governments and policy makers have recognised that Gigabit networks will underpin the digital competitiveness of the entire economy. We therefore expect an enabling policy environment to ensure that investors in networks are able to earn a fair return on their investments, ensuring that societies realise their full potential for economic growth. The European telecommunications industry is highly competitive, with many alternative providers giving customers a wide choice of suppliers. In each of the countries in which we operate, there are typically three or four mobile network operators (‘MNOs’), such as Vodafone, which own their own network infrastructure, as well as several resellers that “wholesale” network services from MNOs. In addition, there are an increasing number of over-the-top operators that provide internet-based apps for content and communication services. In fixed, there is usually one national incumbent (typically the former state owned operator), who is generally required to offer wholesale access to its network at regulated prices to resellers, while most markets will also have one or two cable or satellite operators. In some markets, the uncompetitive wholesale access terms offered by incumbents and the slow pace of NGN infrastructure roll-out has seen the emergence of alternative fibre builders, who are looking to capitalise on the growing customer demand for Gigabit speeds by offering attractive wholesale access terms to resellers. Technology and connectivity can create a more positive future for societies around the world. Every day, we work to help our customers, partners and other stakeholders understand how new technology can enhance their business and contribute to socio-economic progress. Howeveritisimportanttorecognisethatthebenefits of a connected society need to be accessible to all and cannot come at the cost of the future of our planet. Society expects companies to find ways to minimise their impact on the environment while continuing to grow. They also expect organisations to help to bridge the divides that exist and find ways to address inequalities. We believe that our technology can give marginalised communities access to the transformative power that connectivity delivers, as it democratises access to better health information, education resources and financial services for people around the world. We are also doing our utmost to support society during the COVID-19 outbreak – providing critical connectivity and communications services to help the communities in which we operate. Changing customer and societal expectations40 Seepages40 to 50 of this report for further insights Highly competitive markets Regulatory intervention Digital transformation opportunity23 See page 23 of this report for further insights Rapid technological change 09 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Our business model Using our leading scale and superior Gigabit infrastructure to create value assets A converged leader strength Our business model is underpinned by our… governance Strong framework 72 Read more Principal risk factors and uncertainties 62 Read more People and our culture 56 Read more ‘Social’ contract 52 Read more Sustainable business focus 40 Read more Balance sheet Free cash flow Cost Revenue Financial Business Unique global footprint Africa Consumer Mobile data and payments leader Europe Consumer Growth opportunities Our brand The ‘Spirit of Vodafone’ Our people Unique platforms Leading scale Differentiated 10 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Leading scale Unique platforms Our people – Europe’s largest fixed NGN footprint covering 136 million households, providing customers with Gigabit capable speeds. – One of Europe’s leading TV platforms with 22 million active viewers. We have 93,000 employees whose passion, commitment and expertise are key to our success. The ‘Spirit of Vodafone’ – MyVodafone app driving loyalty and – Leading/co-leading mobile networks and deep spectrum positions. customer engagement. Creating a culture that inspires employees to earn customer loyalty, experiment and learn fast, and create the future by getting things done together. Our brand – A market leading IoT platform. – Unique global footprint and scale in Vodafone Business, with our SD-WAN coverage extending to 182 markets. – M-Pesa – Africa’s leading mobile payment platform. – Vodafone Intelligent Solutions (‘_VOIS’) – our scaled shared service centres. – Europe’s largest tower company with 60,000 sites is now operational. – We are one of the world’s most recognised brands. We have Europe’s largest NGN footprint, providing us with a unique opportunity to gain substantial market share in fixed line, and the ability to drive convergence across our fixed/mobile customer base. In mobile, we have the opportunity to upsell through our speed-tiered unlimited data offers and 5G. We are also expanding our range of products and services, such as security and handset insurance. We have a significant opportunity to drive mobile data growth given the lack of fixed line infrastructure, and expand M-Pesa to capture digital and financial services opportunities. We have a unique global footprint to meet the needs of multinational corporates. We are also a challenger to incumbents in fixed, can leverage on our leadership position in IoT, and are a digital enabler for SoHo and SMEs. Revenue Cost Driving free cash flow generation – We generate revenue primarily through monthly recurring contracts or subscriptions. – We have a number of opportunities to structurally transform and fundamentally reshape our cost base by: Our clear focus on revenue growth, cost saving and improved asset utilisation supports our free cash flow generation. Free cash flow (‘FCF’) pre-spectrum was €5.7 billion in FY20 (up 4.7% year-on-year). This supports our ability to invest in critical infrastructure, maintain a robust balance sheet and pay dividends to shareholders. Our balance sheet is robust – being Digital ‘First’ – This provides us with robust and resilient revenue streams. – being radically simpler – leveraging our Group scale – We are also focused on improving our asset utilisation, improving our return on capital through network sharing, capturing M&A synergies and driving efficiencies through a centrally managed Our average tenure of debt is 12 years, we have no significant short-term refinancing needs and have good liquidity headroom. European TowerCo. …creating value for society and returns for our shareholders Note: 1 Based on our third Global Pulse Survey. Our people COVID-19 pulse survey results: 84% of employees feel well connected to their team.1 Society Improving one billion lives and halving our environmental impact. Shareholders TotaldividendpershareinFY20: 9.00eurocents. Business Africa Consumer Europe Consumer 11 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Our stakeholders Stakeholder engagement Engaging regularly with our stakeholders is fundamental to the way we do business. This ensures we operate in a balanced and responsible way, both in the short and longer-term. We are committed to maintaining good communications and building positive relationships with all our stakeholders, as we see this as essential to strengthening our sustainable business. The table below summarises our interactions with key stakeholders during the year. For more details on stakeholder activities specifically undertaken by the Board 80 How did we engage with them? Via our – Branded retail stores – Digital channels: MyVodafone app TOBi chatbots Social media interaction Vodafone website Our customers We are focused on deepening our engagement with our customers to develop long-term valuable and sustainable relationships. In total we have 334 million customers across Europe and Africa, ranging from individual consumers to large multinational corporates. – Call centres – Regular meetings with managers – Executive Committee discussions – European Employee Consultative Committee – Newsletters and electronic communication Our people Our people are critical to the successful delivery of our strategy. It is essential that they are engaged and embrace our purpose and values. Throughout the year we focused on a number of areas to ensure that our people are highly motivated at both Group and local market level. – National Consultative Committee (South Africa) – Employee Speak Up Channel – Global Pulse Survey in response to COVID-19 – Internal website – Events and conferences – Tenders and requests for audits – Safety forums – Supplier audits and assessments Our suppliers Our business is helped by more than 11,000 suppliers who partner with us. These range from start-ups and small businesses to large multinational companies. Our suppliers provide us with the products and services we need to deliver our strategy and connect our customers. – Ongoing site visits – Through our products and services – Vodafone Foundation/ community partnerships – Community interaction on projects relating to education, health, agriculture and inclusive finance – We work with different NGOs around the world Our local communities and non-governmental organisations (‘NGOs’) We believe that the long-term success of our business is closely tied to the success of the communities in which we operate. We interact with local communities and NGOs seeking to be a force for good wherever we operate. – Participation in company and industry meetings with government and regulators – Meetings with ministers, elected representatives, policy officials and regulators Governments and regulators Our relationship with governments and regulators is important to ensure policies are developed in the interests of our customers and the industry, while also enabling them to better understand our impact on the community and the environment. – Participation in public forums – Hosting workshops to improve sector understanding – Attending industry meetings – Participation in parliamentary processes – Partnering on various social programmes – Personal meetings, roadshows, conferences – Investor relations website – Annual General Meeting (‘AGM’) – Capital markets days Our investors Our investors include individual and institutional shareholders as well as debt investors. We maintain an active dialogue with our investors through our extensive investor relations programme. – Annual and interim reports – Stock Exchange News Service (‘SENS’) announcements 12 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information What were the key topics raised? How did we respond? Key topics raised through focus groups: – Launched speed-tiered worry-free unlimited data offers in six markets – Better value offerings – Launched 5G in 11 markets and significantly expanded our 4G and 4G+ coverage – Faster data networks and wider coverage – Launched a new MyVodafone app, making it easier to manage accounts – Making it simple and quick to deal with us – Introduced integrated packages offering internet, TV and mobile – Managing the challenge of data-usage transparency – Extended our range of V by Vodafone Consumer IoT products – Converged solutions for consumer and business customers – Launched innovative apps and services in gaming, augmented reality and virtual reality – Prompt feedback/resolution on service-related issues – Facilitated working from home and increased data allowances during the COVID-19 crisis – Opportunities for personal and career development – We have created a new culture called the ‘Spirit of Vodafone’ – Communication and knowledge sharing across the Group – Training courses included developing new skills such as digital marketing, e-commerce, coding, big data and analytics – Enhancing leadership coaching capacity – Internal communication to staff on the impacts of COVID-19 and Brexit – Deepening digital skills – People survey actions include having divisional “implementation champions”, and monitoring progress at Executive Committee level – Impacts of COVID-19 and Brexit – People survey actions – Improving health and safety standards – Held safety forums in different countries every quarter – Promoting diversity and inclusion – Held an event to encourage adoption of UN Global LGBT+ standards – Partnering on environmental solutions – Enrolled over 3,500 suppliers to access supply chain financing facilities and free e-invoicing tools – Timely payment and fair terms – Hosted a technology event to encourage our suppliers to explore the latest technologies – Supplier/product innovation – Faster payment terms to support smaller businesses during the COVID-19 crisis – Access to mobile voice and data services – Launched ConnectU in South Africa – a “free to use” portal providing essential services to customers – Free-to-use social media, education and job sites – Ensured that our technology continues to be compliant with national regulations and international guidelines – Responsible investment in infrastructure – Delivery of global and national development goals – Vodafone became the United Nations High Commissioner for Refugee’s largest corporate partner for Connected Education – Responded to COVID-19 providing free access to vital healthcare lines and websites – Data protection and privacy – Held workshops with European and US Governments as well as the European Commission – Security and supply chain resilience – Increased communication on the impact of electromagnetic fields (‘EMF’) – Ensuring that spectrum is managed as a strategic resource – Engaged on network design and deployment e.g. Open RAN – Opportunities for job creation and socio-economic development – Engaged on issues such as the allocation of spectrum and the protection of consumers – Regulatory compliance (e.g. mobile termination rates, price, security, safety, health and environmental performance) – Measurements of EMF emissions from sites – Discussion on an environment that facilitates investment in technology – Strategy to ensure sustained financial growth – We held meetings with major institutional shareholders, individual shareholder groups and financial analysts and attended several conferences during which we addressed key topics raised – Impact of COVID-19 – Responsible allocation of capital – These were attended by the appropriate mix of Directors and senior management, including our Chairman, Chief Executive, Chief Financial Officer, and senior leaders – Sound corporate governance practices – ESG strategy and targets – Dividend policy – We hosted a “Meet the Board” and Digital investor open office – Deleveraging strategy – We expanded disclosure to include return on capital employed (‘ROCE’). See page 39. 13 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Chief Executive’s review Accelerating our strategic priorities to support a societal recovery Vodafone has delivered a good financial performance – growing revenue, adjusted EBITDA and free cash flow – whilst building strong commercial momentum through the year and executing at pace on our strategic priorities. We have also continued to invest in our fixed and mobile Gigabit network infrastructure and digital services, to provide faster speeds for our customers, as well as successfully managing the recent surges in demand. The services Vodafone provides are more important than ever and we are committed to playing a key role in society’s recovery to the “new normal”. I am pleased with the rapid, comprehensive and coordinated way we responded to the COVID-19 crisis. I want to give my personal thanks to the entire Vodafone team, who through their dedication, expertise and professionalism, have kept families, friends and communities connected, enabled students to continue their education, helped businesses operate and proactively supported governments to deliver critical services. COVID-19 response: Rapid, comprehensive and coordinated response to support the digital society We are committed to doing our utmost to support society during this period of uncertainty and change. As a provider of critical connectivity and communications services enabling our digital society, we announced a five-point plan to help the communities in which we operate. Our plan is to: – maintain network service quality; – provide network capacity and services for critical government functions; – improve dissemination of information to the public; – facilitate working from home and help small and micro businesses within our supply chain; and – improve governments’ insights in affected areas. Teams throughout our markets have worked tirelessly to deliver our five-point plan and to support all the communities in which we operate. So far, the actions we have taken have totalled donations of goods and services of approximately €100 million, reaching 78 million customers. 14 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Our purpose: We connect for a better future We work hard to build a digital future that works for everyone. It is our ambition to improve one billion lives and halve our environmental impact by 2025. We are driving progress towards the delivery of our 2025 targets across three pillars: Digital Society; Inclusion for All; and Planet. We also remain dedicated to ensuring that Vodafone operates responsibly and ethically. To demonstrate our commitment to delivering on our purpose, we will be introducing a number of purpose-led ambitions into our Executive global long-term incentive plan. Subject to shareholder approval at our 2020 AGM, these ambitions will be included from the FY21 grant onward, and will be directly linked to the progress made across our three pillars. Further details on this can be found in this year’s Remuneration Report. Our strategy: Strong progress on all four strategic priorities At the start of the financial year, we set out four strategic priorities that would guide our actions and ambitions: Outlook: Accelerating strategic priorities to support societal recovery Whilst we are not immune to the pressures facing the economies in which we operate, we have a relatively resilient operating model and we are accelerating key aspects of our strategic priorities to support societal recovery. The events of the last few months have reaffirmed the importance that governments, businesses and societies place on high quality, reliable and affordable technology and connectivity. This is providing us with an opportunity to accelerate the pace at which we can provide new products and services to meet the increasing connectivity demands of our customers, across all of our markets. We are transforming our channel mix and digital customer care teams at pace and are radically simplifying our cost structures through the use of technology. We are driving down the costs and environmental impact of our networks through network sharing arrangements and our European tower company is now fully operational. Our focus will remain on executing our strategic agenda at pace, managing the shorter-term challenges that are undoubtedly present, whilst continuing to connect for a better future. – deepening customer engagement; – accelerating digital transformation; – improving asset utilisation; and – optimising the portfolio. Throughout the year we have executed at pace across all four priorities. Whilst much work remains to be achieved in the years ahead, we have delivered a significant step-change in progress against our transformation agenda. Pages 20 to 25 detail our progress against each of these priorities. Particular highlights during the year include: – successfully launched 5G services in 11 markets, together with new unlimited plans; Our performance: Good financial performance Group revenue increased by 3.0% to €45.0 billion, reflecting the underlying improvement in commercial performance and the contribution from the acquired Liberty Global assets, which were consolidated from August 2019, partially offset by the disposal of Vodafone New Zealand. Group organic service revenue increased by 0.8%* to €37.9 billion and adjusted EBITDA increased by 2.6%* to €14.9 billion driven by our commercial momentum and strong delivery of our multi-year cost saving programme. Free cash flow (pre-spectrum) increased by 4.7% to €5.7 billion. As a result of the good financial performance, robust financial position and our liquidity position, I am pleased that the Board has declared total dividends per share for the year of 9.00 eurocents (FY19: 9.00 eurocents). A further review of our financial performance is detailed on pages 30 to 39. – delivering a sixth consecutive quarter of improvement in customer loyalty; – adding more than 1.4 million new NGN fixed-line customers; – delivering two-thirds of our ambitious, multi-year digital transformation strategy, with a cumulative €0.8 billion of net operating cost savings in Europe generated so far; Chairman succession I would like to thank Gerard personally for his substantial contribution to the Company since he became our Chairman nine years ago. We have all benefited considerably from his leadership, experience and wise counsel during a period of significant strategic transformation. I look forward to welcoming Jean-François van Boxmeer to the Board. He has presided over a highly successful period of transformation and value creation at Heineken, has extensive international experience in driving growth, and is highly-regarded as one of the longest standing and most successful CEOs in Europe. /s/ Nick Read Nick Read Chief Executive – becoming the first telecommunications operator in Europe to reach an agreement with Amazon Web Services (‘AWS’) to support ultra-low latency mobile edge computing services; – concluding a range of network sharing partnerships across Europe including with Deutsche Telekom in Germany, Telecom Italia in Italy, Orange in Spain and Romania, Telefonica in the UK, and Wind in Greece; – completing the merger of our passive tower infrastructure in Italy with INWIT, which generated €2.35 billion in cash and a 37.5% shareholding in INWIT (which we subsequently sold down to 33.2% in April 2020); and – completing a significant amount of portfolio simplification activity to enable greater focus on our two regional platforms in Europe and Africa. Our purpose Our strategy We connect for a better future. We are We have made strong progress against working hard to build a connected society our four strategic priorities: that enhances socio-economic progress, 1. Deepening customer engagement embraces everyone and does not come 2. Accelerating digital transformation at the cost of our planet. 3. Improving asset utilisation 16 Read more4. Optimising the portfolio 20 Read more 15 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Our purpose We connect for a better future We are a communications technology company connecting over 334 million people, and organisations of all sizes, to the digital society. We are optimistic about how technology and connectivity can enhance the future and improve people’s lives. Through our business, we aim to build a digital society that enhances socio-economic progress, embraces everyone and does not come at the cost of our planet. That is why we have committed to improve one billion lives and halve our environmental impact by 2025, by taking concrete action in three areas: | | Digital Society Inclusion for AllPlanet 16 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information We believe in a connected digital society, where data flows at speed, connecting people, communities and things to the internet like never before. Gigabit networks, IoT and mobile financial services enable incredible innovation and technologies to be developed to help make our lives easier, healthier, smarter and more fulfilling. Citizens will access an ever-growing range of services in real-time and businesses can develop new products and services to meet the needs of future generations Connecting over 250m people to our next generation networks by 2025 Connecting over 150m vehicles to the IoT by 2025 We will create more efficient, safer and smarter transport With a mobile phone and an M-Pesa account, people on low incomes can send, receive and store money safely and securely, giving them more control over their financial affairs. Connecting over 50m people and their families to mobile money services by 2025 41 Read more Digital Society 17 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Our purpose (continued) Inclusion for All We believe that the opportunities and promise of a better digital future should be accessible to all and are committed to ensuring that the more vulnerable are not left behind on the journey towards that future. Through our technology, we will work to bridge the divides that exist and help people to contribute equally and fully to society. Connecting an additional Through specially designed products and services, we will help to improve health and wellbeing, create financial inclusion and increase safety and security, so women can reach their full potential 20m women in Africa1 and Turkey to mobile by 2025 #1 We will help thousands of women to progress their careers, stimulating lost economic activity for the benefit of all becoming the world’s best employer for women by 2025 Supporting We will help to upskill the next generation and support them to succeed in the digital economy 10m young people to access digital skills, learning and employment opportunities by 2022 Improving the lives of 400m people through our Foundation programmes by 2025 We aim to support the more vulnerable people in society, enabling free access to healthcare and educational resources and creating opportunities for them to improve their lives and livelihoods Note: 1 Excludes Egypt. 44 Read more 18 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information 50% 100% 100% by our business and will 2 Excluding hazardous waste. Planet We believe that urgent and sustained action is required to address climate change and that business success should not come at a cost to the environment. Through our commitment to halve our environmental impact, we will help to ensure a sustainable future for all. Our focus on energy efficiency, renewable energy supply and network waste reduction will help us to mitigate the growth of our business and our customers’ increasing demand for data. We will significantly reduce our impact on the environment, while ensuring we can continue to grow profitablyReducing our greenhouse gas emissions by by 20251 Purchasing of our electricity from renewable sources by 2025 We will reduce our reliance on fossil fuels, future-proof our energy supply and help to create a healthier planet for everyone Reusing, reselling We will reduce the amount or recycling of electronic waste produced support the move towards a more circular economy of our redundant network equipment2 46 Read moreNotes: 1 Against a 2017 baseline. 19 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Our strategy Deepening customer engagement Our ambition We aim to deepen the relationship we have with our customers by selling additional products and services, particularly fixed and converged products in Europe and mobile data and financial services in Africa. This will drive revenue growth and improve customer loyalty. Our strategy in the Business segment is to drive growth and deepen engagement with our existing mobile customers by cross-selling additional total communications products including next generation (‘NGN’) fixed, IoT and Cloud services. Business Africa Europe Consumer 20 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Our progress We have made strong progress on our strategy and delivered a more consistent commercial performance across both Europe and Africa this year. This has driven six consecutive quarters of improved customer loyalty, with mobile contract churn in Europe down 1 percentage point year-on-year (see chart below). Based on Consumer net promoter scores, at the end of the period the Group was a leader or co-leader in 12 out of 18 markets. We also maintained our good momentum in mobile and NGN net additions. – Our subscription-based television distribution business in Europe, which now has over 22 million active customer subscriptions. During the year we launched a number of specific commercial initiatives. These included: – In the UK, we began a new campaign, the “Great British Broadband Switch”, to coincide with new regulation relating to out-of-contract broadband customer notifications. This campaign contributed to a record number of new Consumer fixed customers added in the fourth quarter. Fixed-line broadband connections now total 751,000. – Launching new speed-tiered unlimited mobile data plans across six markets, meeting customers’ demand for “worry-free” data usage and creating opportunities for revenue growth. Our unlimited data customer base totalled 4 million consumer SIMs by the end of FY20. We also launched 5G services in 97 cities across eight European markets. In Africa, demand for mobile data remains significant given the lack of fixed line infrastructure. There is also a substantial opportunity to grow M-Pesa (our mobile payments platform) and expand it into new financial and digital services. During the year, we saw continued growth in the demand for mobile data. Monthly average data usage increased to 2.0GB (FY19: 1.4GB) and the total number of data users grew by 7.0 million to 82.6 million. We are the largest mobile and fixed operator in Europe, supported by: – Our NGN fixed-line network which is the largest in Europe and covers 136 million households (see chart below). This provides us with a significant opportunity to capture market share gains and increase average revenue as customers move from legacy Digital Subscriber Line (‘DSL’) to Gigabit capable technologies. By FY23, we will be able to deliver Gigabit speeds to approximately 50 million homes across Europe on our own network (see chart below). – In Germany, following the acquisition of Unitymedia, we are the leading provider of Gigabit services with a significant speed advantage over the incumbent operator. The percentage of homes passed on our network that subscribe to our NGN broadband service was 33% in FY20, reflecting the significant opportunity we still have to increase our market share and upsell customers to higher speed packages. In Q4, we launched a new “GigaCable Max” campaign as part of the re-branding of Unitymedia to Vodafone which highlighted our network advantage. This campaign has been highly successful and helped drive record cable net additions of more than 250,000 in H2. – Driving convergence across our customer base. We believe there is a strong opportunity to increase the number of customers who subscribe to converged or multi-product services. This also helps improve customer loyalty. wholesale Europe’s largest fixed NGN footprint (Marketable households – million) 136 NGN 75 Strategic partnerships 55 Owned on-net NGN 32 Owned on-net Gigabit Households with Gigabit capable connections on our network (million) FY19FY20 FY23e 22 32 c.50 Europe mobile contract churn (%) Q4 19Q1 20Q2 20Q3 20Q4 20 Note: 1 Excluding the impact of inactive data only SIM losses in Italy during Q3 and Q4 FY20. 15.2 14.6 -1.1pp 14.5 15.01 14.11 Europe Africa Consumer 21 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Our strategy (continued) Deepening customer engagement (continued) Our progress Vodafone Business has increased its pace of strategic execution following the appointment, in September 2019, of Vinod Kumar to lead our cross-geography activities. Business customers, ranging from entrepreneurial sole traders through to large global organisations, contribute 28% to our total service revenue. – We continue to see a significant opportunity to win market share in the evolving wide area networking (‘WAN’) market. With businesses more reliant on remote working and multi-site operations than ever before, we are seeing larger enterprise customers investing in more reliable software defined networking (‘SDN’) and moving away from legacy solutions which are both less reliable and more expensive to maintain. – Our leading global Internet of Things (‘IoT’) platform continues to resonate with Business customers and we added 19.5 million new SIM connections during the year. Our IoT connections support a range of industries including car manufacturers, logistics, energy and healthcare. – In December, we were the first telecommunications operator in Europe to announce an agreement with Amazon Web Services (‘AWS’) to support ultra-low latency mobile edge computing services by deploying AWS Wavelength solutions at the edge of Vodafone’s 5G networks, as part of our multi-cloud strategy. With low latency, the new services will help support artificial intelligence, augmented and virtual reality, video analytics, autonomous vehicles, robotics and drone control, and will generate incremental revenues for the Group. – Our Business customer activities continue to gain traction in South Africa, with revenue from Business customers now contributing 20% of total service revenue. Delivering financial inclusion in Tanzania – M-Pesa 6.7m M-Pesa customers (58% of mobile customers using M-Pesa) 5.3m M-Pesa customers using “Songesha” 35.0% M-Pesa revenue contribution to service revenue €1.6bn value of M-Pesa transactions processed monthly We have a vision to take Tanzania into the digital age, where our mobile money service M-Pesa will allow the country to gradually reduce its reliance on cash transactions and pave the way for digital and mobile payments. Tanzania has a predominantly rural population, which makes access to traditional financial services challenging but creates an opportunity for digital solutions. Mobile money agents have played a fundamental role in strengthening financial inclusion by helping to extend access to the unbanked population. Over the last decade, M-Pesa has been a remarkable success story, delivering significant social and financial value and deepen our relationship with customers. Vodafone Tanzania is now moving away from the prevailing perception that M-Pesa is only a tool to send and receive money. It is evolving to become a platform for rolling out financial services that address the financial needs of Tanzanians. To date, our partnerships with commercial banks in Tanzania have delivered services that address key financial needs. Examples include overdraft services through “Songesha”, a partnership with TPB Bank; loans and saving services to small entrepreneurs with “M-Pawa”, a partnership with the Commercial Bank of Africa, and our Sharia-compliant “Halal-Pesa” in partnership with Amana Bank. In partnership with TPB Bank, we provided community-based digital financial solutions through “M-Koba”. Most small businesses in African markets like Tanzania are run by women, often before developing business knowledge including bookkeeping or accounting. By equipping women with mobile financial tools and enabling them to access information, we empower them to improve their financial literacy and help them learn new ways of doing business. In turn, this improves their overall wellbeing and the economic welfare of their families, with a significant effect on wider society, the economy and the country as a whole. 43 Read more on how Vodafone is improving lives through M-Pesa on page 43 Business Business global footprint Markets with SD-WAN coverage 22 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Our progress In FY19, we began our multi-year programme to generate at least €1.2 billion of net savings from operating expenses in Europe and Group common functions. At the end of the financial year we had successfully achieved €0.8 billion of our original target and we remain on track to achieve the remaining €0.4 billion in the financial year ahead. Highlights of activity in the financial year include the following: This incurred an annual cost of over €1.2 billion. Through a targeted programme of technology deployment, including our Artificial Intelligence (‘AI’) assistant “TOBi”, we reduced the number of customer calls by 20% over the last two years. Our teams have continued to identify further cost saving and efficiency opportunities in addition to this initial target in a number of areas. As a result, we are extending our cost transformation programme. We are now targeting to deliver at least €1 billion of net operating expense savings during FY21-23, in addition to the €0.8 billion delivered in FY19-20. Moreover, we expect to deliver a net reduction in commissions paid to distribution channels. Every year, we spend approximately €2.5 billion in commissions to third parties. As we move our sales towards digital direct channels we expect these costs to reduce over time and contribute to our margin expansion. – In FY19, we had almost 7,700 retail stores across the Group, which drove €800 million of annual operating expenses. We still see a central role for retail stores in our future channel mix, but we are evolving to a more integrated and holistic approach to channel management. By the end of the financial year we had reduced our store footprint by 7%. – We have increased the use of technology to communicate with existing customers. We are migrating from less efficient manual models and call centres, to “always-on” digital marketing. At the end of the financial year, 11 of our 13 European markets were using these new systems. – Across the Group, we have over 20,000 team members within our shared services, under the banner “_VOIS”. This is a digital operations centre of excellence. Over the last two years, we have created 3,500 FTE role efficiencies through robotics, artificial intelligence and process optimisation. – Assisting our customers with routine queries is a central part of our operations. In FY19, we conducted over 42 million assisted conversations through our contact centres every month. Our digital journey: towards a fully digital operating model March 2017March 2020March 2021+ ‘Digital Vodafone’ Digital ‘First’ Building the foundations/Systematic Group-wide Digital becomes our organisational designexecution to deliver aprimary channel superior operating model CVM enabled by big data1 Digital channels share of sales mix2 MyVodafone app penetration1 Chatbots (% of contacts)1 Frequency of contacts1,3 Notes: 1 Includes all European markets.2 Mobile contract and fixed acquisitions and retentions in Germany, Italy, UK, Spain. 3 FOC requiring human intervention per year. 1.8 1.4 0.9 0% 29% 60% 55% 65% 95% 9% 21% >40% 15% 82% 100% Ambition Fully digital operating model Accelerating digital transformation Our ambition We have a clear ambition to strengthen our differentiation and lead the industry in capturing the benefits of digital. As a result, we are systematically transforming our operating model by being Digital ‘First’ – delivering a fundamentally improved customer experience whilst also structurally lowering our cost base. We shared our ambitions at an investor event in September 2019, where we discussed three primary areas of focus: digital customer management, digital technology management and digital operations. 23 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Our strategy (continued) Our progress We employ significant capital resources across both our fixed line and mobile communications infrastructure. The quality of our network is of paramount importance in delivering an overall compelling experience for our customers. Over the past year we have explored a number of routes to improve both the capacity and coverage of our networks, whilst also improving the utilisation of these valuable assets. These initiatives include: During the year, we made strong progress in each of these areas, with the following highlights: – We have now secured a range of network sharing partnerships across Europe including: Deutsche Telekom in Germany, Telecom Italia in Italy, Orange in Spain and Romania, Telefonica in the UK and Wind in Greece. These network sharing agreements support improved mobile coverage in rural areas, reduce our environmental impact, increase the pace of 5G network deployment and generate significant cost savings. – In July 2019, we announced our intention to separate our European tower infrastructure and to explore a variety of monetisation alternatives. We have now completed the operational separation, with the full management team in place. We are preparing for a potential IPO in early calendar 2021, and we are targeting to provide financial information at our interim results in November 2020. – “Passive” sharing: reciprocal access with other communications providers to the physical mobile sites (i.e. towers and rooftops) to install radio equipment; – We have made a fast start on integrating the recently acquired Liberty Global assets in Germany and CEE and remain confident that we will deliver the €535 million of targeted annual cost and capex savings by the fifth full year post-completion. We have launched converged offers in all four markets, and are encouraged by the uptake. – In March 2020, we completed the merger of our passive tower infrastructure in Italy with INWIT. This merger has created Italy’s leading tower company with over 22,000 towers. Vodafone received €2.1 billion in cash and a 37.5% shareholding in the combined entity. In April 2020, we received special dividends of €0.2 billion following the INWIT recapitalisation and subsequently sold down 4.3% of our shareholding realising a further €0.4 billion of proceeds. Our current shareholding in INWIT is 33.2% and we intend to retain joint control alongside Telecom Italia. – “Deep passive” infrastructure sharing: as above, but also including reciprocal access with other communications providers to the high-speed fixed infrastructure connecting mobile sites; – “Active” infrastructure sharing: reciprocal access with other communications providers to both the physical mobile sites and radio equipment, outside of major urban areas; and – Asset “monetisation”: monetising our infrastructure assets, highlighting the valuation gaps between infrastructure assets and listed telecommunications providers. NGN fixed-line network Mobile network sharing and scaled fixed infrastructure Vodafone 4G coverage of population in Europe Marketable homes with 3m 3m 25m 96% 98% 23m 96% 1m 98% 99% 3m 3m 136m 84% 97% 97% 36m 2m 96% 2m 99% 29m 7m 96% 100% 100% Mobile network sharing agreements in place in all major markets: 5G in 97 cities across eight markets 136 million marketable NGN homes: 32 million on-net Gigabit capable 23 million on-net NGN 20 million strategic partnerships 61 million wholesale access Targeting c.50 million on-net Gigabit homes by FY23 Improving asset utilisation Our ambition We aim to improve the utilisation of all of the Group’s assets as part of our focus on improving the Group’s return on capital. 24 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Our progress Over the last two years, we have executed a significant amount of portfolio activity, in order to reposition the Group as a converged communications technology provider across our two scaled geographic platforms in Europe and Africa. The optimisation of our portfolio is now substantially complete. The table on the right hand side summarises our activity. Acquisitions Germany & CEE Acquisition and integration of Liberty Global’s assets for €18.5 billion in July 2019 Greece Acquisition of CYTA Telecommunications Hellas for €118 million in July 2018 Albania Acquisition of AbCom for an undisclosed amount in March 2020 Disposals New Zealand Sale of 100% holding to Infratil and Brookfield for €2.0 billion in July 2019 Malta Sale of 100% holding to Monaco Telecom for €242 million in March 2020 Qatar Sale of 51% holding to Qatar Foundation for €301 million in March 2018 Egypt MoU signed with Saudi Telecom in January 2020 to pursue sale of 55% holding for €2.2 billion Mergers Italy Merger of Vodafone Italy’s towers into INWIT for €2.35 billion and 37.5% holding in INWIT in March 2020 India Merger of Vodafone India and Idea Cellular in July 2018 India Agreement on proposed merger of Indus Towers with Bharti Infratel in April 2018 Australia Merger of our existing Vodafone Hutchison joint-venture with TPG Telecom received competition approval in March 2020 Africa Consolidated our holdings in Safaricom and M-Pesa to be primarily held through Vodacom in April 2020 2019 2020 12 6 7 – Legal separation in Germany and Spain 13 2020 NovPublishing financial information 3 Physical tower, masts and pole TowerCo 10 Outdoor cabinet Vodafone 2021 7 Cooling system TowerCo 14 Mounting equipment TowerCo Creating Europe’s largest tower company 14July Separation programme announced 1 FebManagement team appointed 8 3 1110TowerCo operational 9May– Management team in place 54– Focus now on financials and operations AssetOwner AssetOwner 1 Active radio transmission equipmentVodafone 8 Surveillance systemsTowerCo 2 Antennae and cables (fibre/feeders)Vodafone9 Access facilities TowerCo2020 4 Foundation and fencingTowerCo 11 Shelter/service rooms TowerCo 5 Contractual right to occupy site areaTowerCo 12 Emergency equipmentTowerCo 6 Power equipmentTowerCo 13 Cable routing (duct) TowerCoEarly Targeted window for monetisation 2 Optimising the portfolio Our ambition Our aim has been to actively manage our portfolio in order to strengthen our market positions, simplify the Group and reduce our financial leverage. 25 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Our key performance indicators Turning our strategic priorities into tangible performance indicators We measure our success by tracking key performance indicators that reflect our strategic, operational and financial progress and performance. These drive internal management of the business and our remuneration. customer base through market across our fixed and mobile customer 0.6 million broadband customers, and 0.5 million converged customers. 14.62 the relationship we have with our growth and improve customer customer loyalty, with mobile point year-on-year. continued to face ARPU pressure 30 As a result, we are seeking to diversify to offset this pressure. In fixed, we see market share as the market moves revenue growth (iPhone and Android only) service revenue range of services to our Business IoT connectivity, automotive and and health solutions. This year by 23.3% to 102.9 million. 11 On-net Gigabit capable On-net NGN Notes: 1 Includes VodafoneZiggo. 2 Excluding the impact of inactive data only SIM losses in Italy during Q3 and Q4 FY20. 3 Excluding the impact of one-off settlements. 4 IAS 18 basis excluding the impact of UK handset financing. 5 Includes Safaricom. Business Organic fixed-line service revenue growth % Our core Europe mobile business 3234 reflecting ongoing price competition. into fixed and business related services a significant opportunity to take3.3 from WAN to SDN. Fixed-line service Fixed as a % of Business 201820192020 IoT SIM growth million We are a market leader in the rapidly102.9 growing IoT segment offering a diverse 84.9 customers including managed 68.4 insurance services, smart metering we grew IoT SIMs on our network 201820192020 3.8 2.4 Leading Gigabit networks Mobile data growth and network quality Mbps We continued to see strong demand 919087 for mobile data over our network with the majority of data sessions delivered at high-definition (‘HD’) quality (i.e.63 exceeds 3Mbps). % data growth% data sessions >3Mbps 201820192020 Europe owned NGN coverage and strategic partnerships1 million marketable households passed To meet the growing demand for75 NGN fixed and converged services63 we aim to continually optimise our NGN reach and penetration. We now cover 136 million marketable households.43 This comprises of 55 million households on-net, 20 million through strategic partnerships, and a further 61 million via wholesale access terms. Strategic partnerships 201820192020 55 54 32 22 36 51 49 Europe Broadband and converged consumer customers1 million We aim to grow our fixed broadband 25.0 share gains, and drive convergence 17.8 18.8 base. During the year, we added including 1.4 million NGN customers, 7.2 Broadband Converged consumer customers Acquired Liberty Global customers 201820192020 Mobile contract churn % We are focused on deepening 15.9 15.5 customers, in order to drive revenue loyalty. In FY20, we further improved contract churn down 1 percentage 201820192020 19.3 5.3 6.6 Africa Data and 4G data users5 million 66% of our Africa customers use 82.6 data services today. To monetise our72.475.6 network investment, we aim to grow the number of customers using 4G, which supports data usage, with 4G penetration now at 22%. Data users 4G customers 201820192020 M-Pesa5 No. of customers (million)/transaction volume (billion) M-Pesa, our African payments 41.5 platform, continues to see 37.1 rapid adoption with customers 33.0 growing by 12% in the last year. Additionally our customer relationship continues to deepen with new services such as business 12.2 payments, financial services and mobile commerce. No. of customers Transaction volume 201820192020 11.0 8.9 37.1 26.7 17.2 26 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Financial performance The Group performed well this year, growing organic service revenue by 0.8%* to €37.9 billion, adjusted EBITDA by 2.6%* to €14.9 billion and delivered free cash flow (pre-spectrum) of €5.7 billion. As a result we achieved our financial targets for FY20. See “Alternative performance measures” on page 239 for details and reconciliations to the respective closest equivalent GAAP measure. Paying for performance The incentive plans used to reward the performance of our Directors and senior managers, with some local variances, include measures linked to our KPIs. This year performance under the financial metrics was broadly at or above the mid-point of the target range with performance under the customer appreciation KPIs metrics being below the mid-point of the range. Further details can be found in our Directors’ Remuneration Report. Read more on rewards and performance in the Remuneration Report 96 ability to grow our customer base to grow revenue as commercial markets. Overall, we delivered organic 0.8 in the year. 0.33,4 6.27 of new Mandatory Convertible bonds the Group’s adjusted EBITDA margin of long-term shareholder returns. of free cash flow pre-spectrum, how efficiently we generate profit both pre and post-tax ROCE increased Pre-tax Post-tax Return on capital employed % Return on capital employed measures with the capital we employ. In FY20 driven by our improved service revenue performance, digital transformation and improving asset utilisation. 2019 20202019 2020 6.1 3.5 4.0 5.3 Net debt to adjusted EBITDA ratio We aim to maintain our financial2.9 2.8 leverage within a range of 2.5–3.0x net debt to adjusted EBITDA and are targeting to move to the lower end2.0 of the range over the next few years. Reported Pro forma for the Liberty Global transaction 201820192020 1.9 Free cash flow pre-spectrum €bn Cash generation is a key driver 5.4 5.4 5.7 In FY20, we delivered €5.7 billion an increase of 4.7% year-on-year. 201820192020 Dividends per share eurocents The ordinary dividend per share 15.07 continues to be a key component of shareholder return. 9.009.00 201820192020 Adjusted earnings per share eurocents Adjusted earnings per share declined11.593,4 by 10.7%, principally driven by increased financing costs and a higher average share count following the issuance in March 2019.5.60 201820192020 Organic adjusted EBITDA growth % Growth in adjusted EBITDA supports 6.53,4 our free cash flow which helps fund investment and shareholder returns. Our adjusted EBITDA grew organically 3,4 by 2.6%* this year and consequently 3.12.6 improved by 0.7 percentage points to 33.1%. 201820192020 Organic service revenue growth % Growth in revenue demonstrates our2.03,4 and/or ARPU. This year we continued momentum improved across our Group service revenue growth of 0.8%* 201820192020 Europe net operating expense reduction €bn Over the last two years we have 0.4 0.4 generated over €0.8 billion of net opex savings against our FY21 >€1.2 billion0.3 opex plan. As we accelerate our digital transformation, we have enlarged and expanded our cost reduction target and now expect to deliver at least €1 billion of net opex savings during FY21–23 in addition to the €0.8 billion already delivered.201820192020 27 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Chief Financial Officer’s review Commercial performance: Accelerating momentum across Europe and Africa Our commercial momentum has been improving in all of our major European markets. Group organic service revenue increased by 0.8%* to €37.9 billion in FY20. We exited the year with service revenue growth of 1.6%* in Q4. Good financial performance and relatively resilient operating model It has been a busy year and I’m pleased with the progress we have made on our three key financial priorities. These were to deliver a more consistent commercial performance in Europe, transform our cost base by leveraging new digital technologies, and to optimise our capital allocation to improve our return on capital and balance sheet strength. In FY20 we performed well, growing organic adjusted EBITDA by 2.6%* to €14.9 billion and delivering free cash flow (pre-spectrum) of €5.7 billion, which was ahead of our “around” €5.4 billion guidance. – Our German business now represents a third of Group adjusted EBITDA and around 40% of free cash flow, following the acquisition and integration of Unitymedia’s cable and TV assets. Service revenue was flat* at €10.7 billion as solid retail growth was offset by declining wholesale revenues and the impact of international call rate regulation. Excluding these impacts, retail revenue grew by 1.7%* (including Unitymedia), supported by our improved commercial momentum and record cable net customer additions in H2. – In Italy, service revenue declined by 3.9%* to €4.8 billion. Mobile customer trends improved throughout the year despite significant low-end price competition, and in the fixed business we continued to maintain good growth. – In the UK, we returned to service revenue growth reflecting our strong commercial momentum during the year. This was supported by our successful launch of speed-tiered unlimited data plans in mobile, our co-best network position, and record consumer fixed broadband additions in Q4. Service revenue grew by 0.5%* to €5.0 billion. – The market in Spain has been challenging for some time following the entrant of a new competitor. Our service revenue declined by 6.7%* to €3.9 billion. However, the commercial actions we have taken have stabilised our customer base and improved the rate of our service revenue decline to 2.7%* in Q4. – In our other Europe markets, we continued to perform well with service revenue growing by 3%* to €4.9 billion. Customer growth remained robust across both mobile and fixed line, and we exited the year with single digit mobile contract churn in four out of seven markets. – Our African business, Vodacom, performed well with service revenues growing 3.3%* to €4.5 billion. Trends in South Africa improved despite regulatory and macro pressures, and Vodacom’s International operations continued to grow strongly. 28 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Cost transformation: Delivering a best-in-class cost structure In FY19, we began a multi-year programme of work to reduce our cost base and achieve industry leading levels of efficiency, alongside improving network quality and the overall experience for our customers. We set an ambitious target to reduce our net operating expenses in Europe and common functions by at least €1.2 billion over three years, by the end of FY21. During FY20, we delivered a further €0.4 billion of incremental net opex savings, meaning we are now two-thirds through our original target. This strong execution of our cost transformation agenda, alongside improving commercial momentum, has enabled us to deliver a fifth consecutive year of adjusted EBITDA margin expansion. From FY15 to FY20, our adjusted EBITDA margin has increased from to 28.3% to 33.1% in FY20. In Europe, we also returned to adjusted EBITDA growth of 3%* during the second half of the year. As we enter into the last year of our original €1.2 billion plan, we are extending our ambition to deliver net opex savings of at least €1 billion during FY21-23. This is in addition to the €0.8 billion already delivered in FY19-20. We are therefore targeting a reduction in overall net operating costs in Europe by 20% over five years. On top of structural operating expense savings, we believe that our distribution transformation, which is driving a rapid increase in sales through digital direct channels, will also allow us to generate significant commission costs efficiencies. Capital allocation: Decisive actions to improve returns Over the last two years, we have increased our focus on the return on capital our business generates, alongside improving our adjusted EBITDA margin and sustaining cash flow generation. We have specifically focused on the following areas: Outlook: Relatively resilient operating model with underlying commercial momentum The economic impact of the COVID-19 pandemic in our markets, whilst uncertain, is likely to be significant. Our business model is more resilient than many other sectors, but we are not immune to the challenges. We are experiencing a direct impact on our roaming revenues from lower international travel and we also expect economic pressures to impact our customer revenues over time. However, we are also seeing significant increases in data volumes and further improvements in loyalty, as our customers place greater value on the quality, speed and reliability of our networks. Based on the current prevailing assessments of the global macroeconomic outlook, we expect to generate free cash flow (pre-spectrum) of at least €5 billion in FY21. – disciplined allocation of capital to network maintenance, capacity improvements and growth initiatives, maintaining total capital expenditure at around 17% of revenue; – completed network sharing agreements in all major European markets, which will enable us to improve both the coverage and capacity of our network, with greater capital efficiency; and – simplified our portfolio, which generated over €4 billion of cash during FY20. Dividend: Distribution in-line with our capital allocation priorities The Group is in a robust financial position with good liquidity, no material short-term refinancing requirements and with resilient free cash flow generation. As a result, the Board is declaring a full year dividend of 9.00 eurocents per share. Our capital allocation priorities are to support investment in critical network infrastructure; to reduce leverage towards the lower end of our target range of 2.5-3.0x net debt to adjusted EBITDA; and to maintain our returns to shareholders. /s/ Margherita Della Valle Margherita Della Valle Chief Financial Officer In FY20, we increased our controlled pre-tax Group return on capital to 6.1%, from 5.3% in FY19, including the impact of the recently acquired Liberty Global assets. This is new external disclosure, but has been a significant factor in our internal planning and capital allocation process for many years, and we will now continue to report its progress in the future. Further information of this measure is included on page 39. Financial position: Robust balance sheet Overall, our balance sheet is robust. We have doubled our average debt maturity to 12 years and we have no significant short-term refinancing requirements. We remain focused on deleveraging towards the lower end of our 2.5-3.0x target range over the next few years. At the end of the financial year our reported leverage was 2.8x and we have a strong liquidity position with €12.1 billion1 of cash and cash equivalents available. liquidity Cash and equivalents Senior Hybrid Note: 1 €13,284 million of cash and cash equivalents and €5,247 million of short term investments, excluding €6,407 million of gross cash collateral balances. Strong liquidity position and no short-term refinancing requirements Bond maturity profile € billion Current FY 21FY 22FY 23FY 24FY 25FY 26 F Y27–35 FY 35+ 0.6 2.3 13.3 12.11 11.5 2.0 4.6 3.7 3.0 2.2 2.0 1.1 Fifth consecutive year of adjusted EBITDA margin expansion FY15 FY16 FY17 FY18 FY19 FY20 Reported EBITDA (€bn) Reported EBITDA margin (%) 30.6 33.1 29.7 31.9 IFRS 15 28.3 28.4 IAS 18 29 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Our financial performance Good results with improved commercial momentum – Group revenue grew by 3.0% to €45.0 billion, driven by improving commercial momentum in Europe – Total net operating cost savings of €0.4 billion in the year, facilitated by continued digital transformation – Adjusted EBITDA grew by 2.6%* to €14.9 billion, reflecting commercial momentum and cost savings progress – Free cash flow (pre-spectrum) grew by 4.7% to €5.7 billion, driven by revenue and adjusted EBITDA growth and capital discipline – Dividends per share of 9.00 eurocents All amounts in this document marked with an “*” represent organic growth, which presents performance on a comparable basis, both in terms of merger and acquisition activity (notably by excluding the disposal of Vodafone New Zealand and the acquired Liberty Global assets), movements in foreign exchange rates and the impact from the implementation of IFRS 16 “Leases”. Organic growth is an alternative performance measure. See “Alternative performance measures” on page 239 for further details and page 241 for the location of the reconciliation to the respective closest equivalent GAAP measure. Group1,2 Notes: 1 IFRS 16 “Leases” was adopted on 1 April 2019 for our statutory reporting, without restating prior period figures. As a result, the Group’s statutory results for the year ended 31 March 2020 are on an IFRS 16 basis, whereas the comparative period for the year ended 31 March 2019 are on an IAS 17 basis. Note 1 of the consolidated financial statements explains the impact of the adoption of IFRS 16 on the consolidated financial position at 1 April 2019. 2 The 2020 results reflect average foreign exchange rates of €1:£0.87, €1:INR 78.78, €1:ZAR 16.42, €1:TRY 6.52 and €1: EGP 18.18. 3 Service revenue, adjusted EBITDA, adjusted EBIT and adjusted operating profit are alternative performance measures which are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. For the year ended 31 March 2020, a revised definition of adjusted EBITDA has been applied. This restricts the period-on-period comparability of certain of the Group’s alternative performance measures. See “Alternative performance measures” on page 239 for more information. 4 Share of results of equity accounted associates and joint ventures presented within the Consolidated income statement includes -€241 million (2019: -€348 million, 2018: €389 million) included within Adjusted operating profit, -€25 million (2019: -€26 million, 2018: -€9 million) included within Restructuring costs, -€215 million (2019: -€420 million, 2018: -€439 million) included within Amortisation of acquired customer based and brand intangible assets and -€2,024 million which is principally related to Vodafone Idea Limited (2019: -€114 million, 2018: €nil) included within Other adjusted income/(expense). 5 Impairment losses relate to Spain (€840 million), Ireland (€630 million), Romania (€110 million) and Vodafone Automotive (€105 million). The prior year impairment loss relates to Spain (€2.9 billion), Romania (€0.3 billion) and Vodafone Idea (€0.3 billion). 6 Reversal of interest on lease liabilities included within adjusted EBITDA under the Group’s definition of that metric, for re-presentation in net financing costs. FY201,2 €m FY19 €mChange Revenue 44,974 43,6663.0 Service revenue3 37,871 36,4583.9 Other revenue 7,103 7,208(1.5) Adjusted EBITDA3 14,881 13,9186.9 Depreciation and amortisation (10,085) (9,665) (4.3) Adjusted EBIT3 4,796 4,25312.8 Share of adjusted results in associates and joint ventures4 (241) (348)30.7 Adjusted operating profit3 4,555 3,90516.6 Adjustments for: Impairment loss5 (1,685) (3,525) Restructuring costs (720) (486) Amortisation of acquired customer bases and brand intangible assets (638) (583) Adjusted other income and expense4 2,257 (262) Interest on lease liabilities6 330 – Operating profit /(loss) 4,099 (951) Non-operating income and expense (3) (7) Net financing costs (3,301) (1,655) Income tax expense (1,250) (1,496) Loss for the financial year from continuing operations (455) (4,109) Loss for the financial year from discontinued operations – (3,535) Loss for the financial year (455) (7,644) Attributable to: Owners of the parent (920) (8,020) Non-controlled interests 465 376 Loss for the financial year (455) (7,644) 30 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Total Europe: 77% of Group adjusted EBITDA Germany: 34% of Group adjusted EBITDA FY20 €m FY19 Organic Change* FY20 €m FY19 Organic Change* €m % €m % Europe revenue increased by 5.1% and organic service revenue decreased by 1.2%*, reflecting competitive pressure in Italy and Spain offset by good growth in the UK and Other Europe, and retail growth in Germany. Europe adjusted EBITDA increased by 10.7%. On an organic basis adjusted EBITDA increased by 1.6%* as service revenue declines were offset by a €0.4 billion reduction in operating expenses. Europe adjusted EBIT grew by 26.3%, reflecting the contribution of the acquired Liberty Global assets. The following table sets out the progression of organic service revenue growth during the year. FY20 (organic service revenue growth %) Service revenue excluding Unitymedia was flat* (Q3: flat*, Q4: -0.1%*) as solid retail growth was offset by declining wholesale revenue and the impact of international call rate regulation. Retail revenue grew 1.1%* (Q3: 1.0%*, Q4: 0.9%*). Fixed service revenue increased by 2.4%* (Q3: 2.8%*, Q4: 2.2%*) as good retail growth was partially offset by wholesale declines. DSL migrations to the Unitymedia footprint are excluded from our Q4 organic growth rate. Our commercial momentum accelerated with 381,000 net cable customer additions in the year (including Unitymedia from August 2019), supported by 110,000 migrations from DSL and the success of our “GigaCable Max” campaign following the rebranding of Unitymedia in February 2020; we added 216,000 broadband customers. We maintained our good momentum in convergence supported by our “GigaKombi” proposition, adding 259,000 Consumer converged customers in the year, which took our total Consumer converged customer base to 1.5 million. Our TV customer base declined by 245,000 (including Unitymedia from August 2019) reflecting the loss of primarily lower ARPU basic TV subscribers in the Kabel Deutschland AG (“KDG”) footprint and customer losses in the Unitymedia footprint. Mobile service revenue declined by 1.8%* (Q3: -2.2%*, Q4: -1.9%*) driven by declines in wholesale and a drag from regulation. Retail revenue excluding regulatory impacts grew 0.7%* (Q3: 0.4%*, Q4: 0.4%*). We added 542,000 contract customers, supported in part by the success of our “GigaCube” proposition as well as by our continued good commercial momentum in branded channels. Contract churn improved by 0.8 percentage points year-on-year in Q4 to 12.3%, driven by improved loyalty in our branded consumer base and Business. Adjusted EBITDA increased by 2.5%* and the organic adjusted EBITDA margin was 0.8* percentage points higher, driven by our focus on more profitable direct channels and effective cost management. The adjusted EBITDA margin was 42%. Q1 Q2 H1 Q3 Q4 H2 FY20 Europe (1.7) (1.4) (1.6) (1.4) (0.4) (0.9) (1.2) Rest of World 5.3 8.9 7.7 9.1 7.9 8.5 8.1 Total Group (0.2) 0.7 0.3 0.8 1.6 1.2 0.8 Rest of World revenue decreased by 3.8% and organic service revenue increased by 8.1%*, reflecting good growth in Turkey and Egypt and continued growth at Vodacom. Adjusted EBITDA decreased by 2.0%. On an organic basis adjusted EBITDA increased by 6.8%*, driven by service revenue growth ahead of inflation and good cost control. Adjusted EBIT grew by 3.2%, reflecting operational performance and cost control. The COVID-19 pandemic had a relatively minor impact on FY20 performance. However, following the end of the financial year, we have seen greater resilience of our business in Germany and a more significant impact on performance in Spain in particular. The immediate impacts of COVID-19 have been on international roaming, usage levels and the rates of customer churn and additions. In April, we have seen roaming in Europe fall by 65% to 75%. Mobile data has increased by 15% and fixed line usage has increased by as much as 70% in some of our markets. We have seen the rates of customer churn reduce by 4-5 percentage points and the rates of new gross consumer additions reduce by around 40%. With our business customers, we have seen SMEs requesting deferrals for payments and have been contacted by some Enterprise customers seeking to delay projects. Total revenue 12,076 10,390 Service revenue 10,696 9,145– Other revenue 1,380 1,245 Adjusted EBITDA 5,077 4,0792.5 Adjusted EBITDA margin 42.0% 39.3% Depreciation and amortisation (3,376) (3,009) Adjusted EBIT 1,701 1,070 Share of adjusted results in associates and joint ventures – – Adjusted operating profit 1,701 1,070 Total revenue 33,793 32,144 Service revenue 29,213 27,680(1.2) Other revenue 4,580 4,464 Adjusted EBITDA 11,392 10,2891.6 Adjusted EBITDA margin 33.7% 32.0% Depreciation and amortisation (8,803) (8,239) Adjusted EBIT 2,589 2,050 Share of adjusted results in associates and joint ventures 118 150 Adjusted operating profit 2,707 2,200 Geographic performance summary: improving commercial momentum Note: 1 For a full disaggregation of our financial results by geography, including intersegment eliminations, see pages 242 and 243. Germany Italy UKSpainOther Europe Total Europe1Vodacom Other Group1 €m€m€m€m€m€m€m€m€m Year ended 31 March 2020 Total revenue (€m) 12,0765,5296,4844,2965,54133,7935,5314,38644,974 Service revenue (€m) 10,6964,8335,0203,9044,89029,2134,4703,79637,871 Adjusted EBITDA (€m) 5,0772,0681,5001,0091,73811,3922,0881,40014,881 Adjusted EBITDA margin (%) 42.037.423.123.531.433.737.831.933.1 Adjusted EBIT (€m) 1,701813(132) (294) 5012,5891,3219024,796 Adjusted operating profit/(loss) (€m) 1,701813(132) (294) 6192,7071,5692974,555 31 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Our financial performance (continued) Italy: 14% of Group adjusted EBITDA UK: 10% of Group adjusted EBITDA FY20 €m FY19 Organic Change* FY20 €m FY19 Organic Change* €m % €m % Service revenue declined by 3.9%* (Q3: -5.0%*, Q4: -3.7%*) with good growth in fixed offset by declines in mobile. Mobile service revenue declined by 7.4%* (Q3: -7.7%*, Q4: -8.0%*). Market mobile number portability (‘MNP’) volumes were down 23% year-on-year in FY20 and were down 17% quarter-on-quarter in Q4. MNP further improved in March, reducing by 37% month-on-month, as COVID-19 impacted commercial activity market wide. Our customer outflows also moderated during the year. However, competition in the low-value segment of the pre-paid market remained intense, and our second brand “ho”. continued to grow strongly, reaching 1.8 million active customers at the end of the year. Fixed service revenue increased by 8.2%* (Q3: 4.2%*, Q4: 10.4%*) and we added 121,000 broadband customers in the year. Our total Consumer converged customer base is now 1.0 million (representing 36% of our broadband base), an increase of 92,000 in the year. Through our owned NGN footprint and strategic partnership with Open Fiber we now pass 7.5 million households. The sequential Q4 improvement in service revenue primarily reflected higher project revenues in Business. Adjusted EBITDA declined by 6.6%* including a 2.7 percentage point negative impact from a one-off regulatory provision, and the adjusted EBITDA margin declined by 0.4* percentage points. Service revenue declines were partially offset by tight control of operating expenses, which fell by 7.6%* year-on-year, together with significantly lower commercial costs. The adjusted EBITDA margin was 37.4%. Service revenue increased 0.5%* (Q3: 0.6%*, Q4: 1.2%*). Good fixed and mobile customer base growth was partially offset by lower wholesale revenue and a 0.4 percentage point drag from international call rate regulation. Mobile service revenue was flat* (Q3: 0.6%*, Q4: 0.3%*), but grew when excluding the impact of international call rate regulation, with a higher customer base and RPI-linked price increases being offset by lower out-of-bundle revenue as a result of spend capping. We added 348,000 contract customers in the year, compared to 264,000 last year, supported by our new range of commercial plans, including speed-tiered “Vodafone Unlimited” mobile data propositions and our 5G launch in July. Contract churn was stable year-on-year at 14.2% in Q4, despite the impact of text-to-switch regulation. We also added 475,000 prepaid customers, supported by our digital sub-brand “VOXI”. Fixed service revenue increased by 1.7%* (Q3: 0.5%*, Q4: 3.7%*). Continued good customer growth in Consumer broadband, supported by the launch of our “Vodafone Together” convergent plans, and growth in Business was partially offset by lower wholesale revenues. We added 176,000 broadband customers in the year including 64,000 in Q4. The sequential Q4 improvement primarily reflected a stabilisation in wholesale revenue. Adjusted EBITDA increased by 10.5%* and the adjusted EBITDA margin was 1.6* percentage points higher. This improvement was driven by service revenue growth, a 9.9%* reduction in operating expenses and a 2.0 percentage point net benefit to growth from one-off license fee settlements and a reallocation of costs from capex to cost of sales following our new cloud partnership with IBM. The adjusted EBITDA margin was 23.1%. Total revenue 6,484 6,272 Service revenue 5,020 4,9520.5 Other revenue 1,464 1,320 Adjusted EBITDA 1,500 1,36410.5 Adjusted EBITDA margin 23.1% 21.7% Depreciation and amortisation (1,632) (1,638) Adjusted EBIT (132) (274) Share of adjusted results in associates and joint ventures – – Adjusted operating profit (132) (274) Total revenue 5,529 5,857 Service revenue 4,833 5,030(3.9) Other revenue 696 827 Adjusted EBITDA 2,068 2,202(6.6) Adjusted EBITDA margin 37.4% 37.6% Depreciation and amortisation (1,255) (1,268) Adjusted EBIT 813 934 Share of adjusted results in associates and joint ventures – – Adjusted operating profit 813 934 32 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Spain: 7% of Group adjusted EBITDA Other Europe: 12% of Group adjusted EBITDA FY20 €m FY19 Organic Change* FY20 €m FY19 Organic Change* €m % €m % Service revenue declined by 6.7%* (Q3: -6.5%*, Q4: -2.7%*), reflecting a shift in overall market demand towards the value segment and our decision not to renew unprofitable football distribution rights. The improvement in quarterly trends reflected the benefit of a December price increase for legacy customers, the stabilisation of our customer base in recent quarters and customer migrations to speed-tiered unlimited plans. Our commercial performance stabilised during the year, supported in part by the good performance of our “Lowi” second brand. We returned to positive customer growth in mobile contract, broadband and TV in Q3 for the first time since Q3 FY18 and maintained our commercial momentum in Q4, adding 51,000 mobile contract customers and keeping our broadband customer base stable. We added 41,000 TV customers in Q4, supported by our new movies and series offers and despite our decision last year not to renew football content rights. The overall pricing environment remains highly competitive, but we continue to see good uptake of our new speed-tiered unlimited plans with 2.4 million customers at the end of Q4. On average, the ARPU of unlimited customers is higher post migrating to the new plans. Adjusted EBITDA declined by 1.7%* and the organic adjusted EBITDA margin was 1.5* percentage points higher. This was principally driven by the reduction in ARPU and a lower customer base, partially offset by lower football content costs and a 3.8%* reduction in operating expenses. The adjusted EBITDA margin was 23.5%. Adjusted EBITDA returned to growth in H2, up 8.2%* year-on-year, supported by lower content and commercial costs. Given the challenging current trading and economic conditions, management has reassessed the expected future business performance in Spain. Following this reassessment, projected cash flows are lower and this has led to an impairment charge of €0.8 billion for the year ended 31 March 2020. Service revenue increased by 3.0%* (Q3: 3.0%*, Q4: 3.4%*). Revenue grew in Portugal, Greece, the Czech Republic, Romania and Hungary, but declined in Ireland and Albania. Adjusted EBITDA grew by 4.7%* and the organic adjusted EBITDA margin increased by 0.6* percentage points, driven by good revenue growth and strong cost control. The adjusted EBITDA margin was 31.4%. In Portugal, service revenue grew by 5.5%* (Q3: 5.9%*, Q4: 7.5%*), driven by customer growth in fixed and mobile, and ARPU growth in fixed. In Ireland, service revenue declined by 0.9%* (Q3: 0.1%*, Q4: -3.6%*), with the slowdown in quarterly trends reflecting increased competition in both mobile and fixed. In Greece, service revenue grew by 3.0%* (Q3: 1.9%*, Q4: 1.9%*), with good prepaid ARPU growth partially offset by ARPU pressure in fixed. Given the challenging economic conditions and increased competition in Ireland and Romania, management has reassessed expected future business performance. Following this reassessment, projected cash flows are lower and this has led to impairment charges of €0.6 billion and €0.1 billion in relation to the Group’s investment in Ireland and Romania respectively for the year ended 31 March 2020. VodafoneZiggo joint venture The results of VodafoneZiggo (in which Vodafone owns a 50% stake) are reported here under US GAAP, which is broadly consistent with Vodafone’s IFRS basis of reporting. Total revenue grew 2.1% (Q3: 2.9%, Q4: 3.3%). This reflected growth in fixed line, partially offset by continued price competition in mobile, particularly in the B2B segment. Revenue grew 3.3% in Q4 primarily due to customer base growth, increased fixed ARPU and increased handset sales. Over 40% of broadband customers and 70% of all B2C mobile customers are now converged, delivering significant NPS and churn benefits. Adjusted EBITDA grew by 4.7% during the year supported by strong growth in the second half of the year (Q3: 9.6%, Q4: 4.9%), driven by top line growth and lower operating and direct costs. In February, we finalised the 3G shutdown program, with all customers transitioned to 4G. We continued to make good progress on integrating the businesses and expect to reach our €210 million cost and capital expenditure synergy targets by the end of the 2020 calendar year, one year ahead of the original plan. During the year, Vodafone received €148 million in dividends from the joint venture, as well as €44 million in interest payments and €100 million in principal repayments on the shareholder loan. Total revenue 5,541 5,072 Service revenue 4,890 4,4603.0 Other revenue 651 612 Adjusted EBITDA 1,738 1,6064.7 Adjusted EBITDA margin 31.4% 31.7% Depreciation and amortisation (1,237) (1,066) Adjusted EBIT 501 540 Share of adjusted results in associates and joint ventures 118 150 Adjusted operating profit 619 690 Total revenue 4,296 4,669 Service revenue 3,904 4,203(6.7) Other revenue 392 466 Adjusted EBITDA 1,009 1,038(1.7) Adjusted EBITDA margin 23.5% 22.2% Depreciation and amortisation (1,303) (1,258) Adjusted EBIT (294) (220) Share of adjusted results in associates and joint ventures – – Adjusted operating profit (294) (220) 33 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Our financial performance (continued) Vodacom: 14% of Group adjusted EBITDA Other: 9% of Group adjusted EBITDA Turkey Service revenues increased by 17.6%* (Q3: 17.3%*, Q4: 16.0%*) supported by strong customer contract ARPU growth, increased mobile data revenue, and fixed line customer base growth. Adjusted EBITDA grew 27%* and the organic adjusted EBITDA margin increased by 4.1* percentage points driven by strong revenue growth ahead of inflation and lower commercial costs. The adjusted EBITDA margin was 26.5%. Egypt Egypt service revenue grew 14.5%* (Q3: 13.9%*, Q4: 14.8%*), supported by strong customer base growth and increased data usage. Adjusted EBITDA grew 14.2%* and the organic adjusted EBITDA margin decreased by 0.3* percentage points driven by revenue growth ahead of inflation. The adjusted EBITDA margin was 45.9%. On 29 January 2020, we announced a Memorandum of Understanding (‘MoU’) with Saudi Telecom Company (‘stc’) in relation to the sale of Vodafone’s 55% shareholding in Vodafone Egypt to stc for a cash consideration of US$2,392 million (€2,180 million), implying a September FY20 LTM multiple of 7.0x Adjusted EBITDA and 11.2x Adjusted OpFCF. On 13 April 2020, the MoU with stc was extended by 90 days to allow additional time for the completion of due diligence on Vodafone Egypt by stc. We intend to enter into a definitive agreement following the completion of the due diligence process. FY20 €m FY19 Organic Change* €m % Vodacom Group service revenue grew 3.3%* (Q3: 5.2%*, Q4: 3.2%*) with trends in South Africa stabilising, despite regulatory and macro pressures, and continued strong growth in Vodacom’s International operations. In South Africa, service revenue increased 2.2%* (Q3: 4.6%*, Q4: 3.7%*) or 2.8%* excluding a one-off benefit in the prior year. This growth was achieved amid a weak macroeconomic environment, in which customers are optimising their spend, and despite new regulation introduced in March 2019 affecting out-of-bundle charges, rollover and the transfer of data. Despite these headwinds, data traffic grew 66% year-on-year as customers benefited from improved pricing, which, combined with the full transition of a new wholesale roaming agreement onto our network, supported an acceleration in service revenue growth during the year. We added 246,000 contract customers in the year, but lost 1.9 million prepaid customers as we focused on customer lifetime value, taking our total mobile customer base to 45.1 million. In March 2020, we reached an agreement with the Competition Commission in relation to the Data Services Market Inquiry and on 1 April reduced monthly data bundle prices by up to 40%. This further accelerated our pro-active efforts to transform data pricing which already delivered a 50% reduction in out-of-bundle rates in March 2019 as well as reductions in a number of data bundle prices throughout the year. Vodacom’s international operations outside of South Africa grew by 7.5%* (Q3: 7.4%*, Q4: 4.4%*). Growth was strong across all of our markets, supported by the growing demand for mobile data and M-Pesa services. The sequential slowdown in Q4 primarily reflected new customer registration requirements in Tanzania. We have been required to bar services to 2.9 million customers since January 2020, out of a total customer base of 15.5 million, in line with a government biometric registration deadline. As of 31 March 2020, an additional 2.5 million customer SIMs remain unregistered as the Tanzanian authorities delayed any further service barring in response to the COVID-19 pandemic. We expect to recover a substantial proportion of these customers over the coming quarters. Vodacom’s adjusted EBITDA increased by 1.1%* and the organic adjusted EBITDA margin was 0.8* percentage points lower reflecting subdued revenue growth in South Africa and the impact of higher roaming costs. Operating costs also increased, but grew more slowly than revenue. Other associates and joint ventures Vodafone Idea Limited (India) In October 2019, the Indian Supreme Court gave its judgement in the “Union of India v Association of Unified Telecom Service Providers of India” case regarding the interpretation of adjusted gross revenue (‘AGR’), a concept used in the calculation of certain regulatory fees. As the Group has no obligation to fund Vodafone Idea Limited (‘Vodafone Idea’) losses, the Group has recognised its share of estimated Vodafone Idea losses arising from both its operating activities and those in relation to the AGR judgement to an amount that is limited to the remaining carrying value of Vodafone Idea, which is therefore reduced to €nil. If the carrying value had been high enough not to restrict the Group’s share of losses, then the recognised share of losses would have been substantially higher. The Group has a potential exposure to certain contingent liabilities and potential refunds relating to Vodafone India and Idea Cellular at the time of the merger, including those relating to the AGR judgement, whereby Vodafone Group and Vodafone Idea would reimburse each other on set dates following any crystallisation of these pre-merger liabilities and assets. Under the terms of this arrangement, Vodafone Group is obliged to make payments to Vodafone Idea where amounts paid pursuant to the contingent liabilities of Vodafone India exceed those of Idea Cellular. The Group’s potential exposure under this mechanism is capped at INR 84 billion (€1.0 billion) and any cash payments or cash receipts relating to these contingent liabilities and potential refunds must have been made or received by Vodafone Idea before any amount becomes due from or owed to the Group. Having considered the payments made and refunds received by Vodafone Idea in relation to these matters, including those relating to the AGR case, and the significant uncertainties in relation to VIL’s ability to settle all liabilities relating to the AGR judgement, the Group has assessed a cash outflow of €235 million under the agreement to be probable at this time and provided for this amount at 31 March 2020. On 22 April 2020, the Group announced that it had made an advance payment of US$200 million to Vodafone Idea for amounts that are likely to be due in September 2020 under the terms of this mechanism. See notes 12 and 29 in the consolidated financial statements for further details. Total revenue 5,531 5,443 Service revenue 4,470 4,3913.3 Other revenue 1,061 1,052 Adjusted EBITDA 2,088 2,1571.1 Adjusted EBITDA margin 37.8% 39.6% Depreciation and amortisation (767) (735) Adjusted EBIT 1,321 1,422 Share of adjusted results in associates and joint ventures 248 214 Adjusted operating profit 1,569 1,636 34 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Taxation Indus Towers (India) We have extended the long stop date on our agreement to merge Indus Towers and Bharti Infratel to 24 June 2020, subject to an agreement on closing adjustments and other conditions precedent for closing, with each party retaining the right to terminate and withdraw the merger scheme on or prior to 24 June 2020. Indus Towers did not declare, or pay, a dividend during the FY20 financial year. Vodafone Hutchison Australia In February 2020, the Federal Court of Australia approved the proposed merger of Vodafone Hutchison Australia (‘VHA’) and TPG Telecom Limited (‘TPG’), ruling that it would not substantially lessen competition. The Australian Competition and Consumer Commission (‘ACCC’) subsequently announced it would not appeal the Court decision. The combination is subject to the approval of TPG shareholders, and completion is expected in the first half of FY21. Safaricom Safaricom service revenue grew by 4.8% (Q3: 5.3%, Q4: 3.2%) supported by growth in M-Pesa and in mobile and fixed data. Adjusted EBITDA grew 7.4% supported by strong revenue growth and cost discipline. During the financial year we received dividends of €269 million from Safaricom. FY20 €m FY19 €m The Group’s statutory effective tax rate for the year ended 31 March 2020 was -157% compared to 57% for the last financial year. The effective tax rate for both years includes the following items; a reduction in the deferred tax assets in Luxembourg of €881 million following a reduction in the Luxembourg corporate tax rate, €348 million (2019: €320 million) relating to Luxembourg losses; €346 million (2019: €448 million) arising from a revaluation of investments based upon the local GAAP financial statements and tax returns. The financial year ended 31 March 2019 includes the de-recognition of a deferred tax asset of €1,166 million due a revised outlook for our Spanish business. Share buybacks On 28 January 2019, Vodafone announced the commencement of a new irrevocable and non-discretionary share buyback programme (the ‘Programme’). The sole purpose of the Programme was to reduce the issued share capital of Vodafone and thereby avoid any change in Vodafone’s issued share capital as a result of the maturing of the second tranche of the mandatory convertible bond (‘MCB’) in February 2019. In order to satisfy the second tranche of the MCB, 799.1 million shares were reissued from treasury shares on 25 February 2019 at a conversion price of £1.8021. This reflected the conversion price at issue (£2.1730) adjusted for the pound equivalent of aggregate dividends paid from August 2016 to February 2019. The Programme started in February 2019 and was completed by 20 May 2019. Details of the shares purchased under the Programme, including those purchased under irrevocable instructions, are shown below. Net financing costs FY20 €m FY19 €m Change % Notes: 1 Adjusted net financing costs is an alternative performance measure. Alternative performance measures are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Alternative performance measures” on page 239 for further details. 2 Primarily comprises foreign exchange differences reflected in the Income Statement in relation to sterling and US dollar balances. Total number of shares purchased under publicly announced share buyback programme2 000s Maximum number of shares that may yet be purchased under the programme3 000s Average price paid for share inclusive of transaction costs Pence Net financing costs increased by €1.6 billion, primarily due to the recognition of mark to market losses. These were driven by the lower share price, causing a mark to market loss on the options relating to the mandatory convertible bonds and lower long-term yields, which led to mark to market losses on certain economic hedging instruments. Adjusted net financing costs include increased interest costs as part of the financing for the Liberty Global transaction as well as adverse interest rate movements on borrowings in foreign operations. Excluding these, underlying financing costs remained stable, reflecting consistent average net debt balances and weighted average borrowing costs for both periods. Number of shares purchased1 000s Date of share purchase February 2019 14,529 135.17 14,529 784,539 March 2019 305,099 140.56 319,628 479,440 April 2019 290,570 142.20 610,198 188,870 May 2019 188,870 134.77 799,068 – Total4 799,068 139.69 799,068 – Notes: 1 2 3 4 The nominal value of shares purchased is 2020/21 US cents each. No shares were purchased outside the publicly announced share buyback programme. In accordance with shareholder authority granted at the 2018 Annual General Meeting. The total number of shares purchased represented 3% of our issued share capital, excluding treasury shares, at 30 June 2020. Adjusted net financing costs1 (1,638) (1,042)(57.2) Adjustments for: Mark to market losses (1,128) (423) Foreign exchange losses2 (205) (190) Interest on lease liabilities (330) – Net financing costs (3,301) (1,655)(99.5) Income tax expense (1,250) (1,496) Profit/(loss) before tax 795 (2,613) Effective tax rate (157)% 57% 35 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Our financial performance (continued) Earnings per share Section 219 SEC filings of interest Vodafone Group Plc (‘Vodafone’) does not have any subsidiaries, other equity investments, assets, facilities or employees located in Iran, and Vodafone has made no capital investment in Iran. To the best of its knowledge, no U.S. persons, including any U.S. affiliates of Vodafone, are involved in the activities described below. Except as specified below, to the best of Vodafone’s knowledge, neither it, its subsidiaries, nor its affiliates have engaged in any conduct needing to be disclosed under Section 13(r) of the Securities Exchange Act of 1934. Vodafone has wholesale roaming and interconnect arrangements (including voice and data) with mobile and fixed line operators in Iran. Vodafone has, or has had, relationships with telecommunications operators in Iran in connection with such roaming and interconnect arrangements, some of which it believes are or may be government-controlled entities. The approximate gross revenue and costs attributable to the roaming and interconnect arrangements were €1,148,000 and €782,000 respectively, for the financial year ended 31 March 2020. During the financial year ended 31 March 2020, Vodafone provided telecommunications services to six Iranian national embassies located globally and four Iranian majority-government-owned entities in Germany. The approximate gross revenue attributable to these relationships was €57,900. In addition, a wholly owned Vodafone subsidiary based in Germany provided basic telecommunications services to Europaisch-Iranische Handelsbank AG and Irisl Europe Gmbh (both entities blocked pursuant to Executive Order 13882), generating revenue of approximately €2,100 and €550, respectively. Telecommunication services were also provided to Bank Saderat (an entity blocked pursuant to Executive Order 13224), generating revenue of €275. This relationship has now ceased and Vodafone does not intend to provide further services. During the financial year ended 31 March 2020, Vodafone Global Network Limited (VGN) continued to be a member of a consortium made up of the Telecommunication Infrastructure Company of Iran (‘TIC’) (an entity controlled by the government of Iran), Rostelecom and Omantel, that has built a high-speed cable network from a landing point in Oman to Germany. Each member of the consortium is responsible for funding, building and maintaining its section of the cable, with VGN owning and being responsible for the segment from the Ukrainian border with Russia to Frankfurt, Germany. No consortium transactions or purchase of capacity took place during the financial year ended 31 March 2020 for which Vodafone was due any revenues. Netting arrangements are in place for the settlement of any such transactions which arise. Vodafone, through one of its subsidiaries, also makes some insignificant payments to Iran in order to register and renew certain domain names and certain trademarks, and protect its brand globally. The costs of registering and renewing domain names for the financial year ended 31 March 2020 were approximately €180 paid via Boult Wade Tennant LLP and €1,230 paid via Al Tamimi & Company. Vodafone continues to maintain Iranian trademarks in Iran but no renewal fees were due to the Iranian trademarks office during the financial year ended 31 March 2020. FY20 €m FY19 €m Change % Million Million eurocents eurocents Notes: 1 Adjusted operating profit, adjusted profit attributable to owners of the parent and adjusted earnings per share are alternative performance measures. Alternative performance measures are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measures. See “Alternative performance measures” on page 239 for further details. The 2019 adjusted earnings per share has been aligned to the 2020 presentation which excludes mark to market and foreign exchange losses. The net impact of this decreased the adjusted loss attributable to the owners of the parent by €315 million and increased adjusted earnings per share by 1.01 eurocents. See “Taxation”. on page 35 Primarily relates to the loss on disposal of Vodafone India and also includes the operating results, financing, tax and other gains and losses of Vodafone India, prior to becoming a joint venture, recognised in the prior year. Weighted average number of shares outstanding includes a weighted impact of 2,629 million shares (2019: 836 million shares) following the issue in March 2019 of £1.72 billion mandatory convertible bonds with a 2 year maturity date in 2021 and £1.72 billion with a 3 year maturity date in 2022 and £1.4 billion of mandatory convertible bonds issued in February 2016, which matured in February 2019. 2 3 4 5 Adjusted earnings per share, which excludes impairment losses, was 5.60 eurocents compared to 6.27 eurocents for the year ended 31 March 2019, a decrease of 10.7%. Basic loss per share was 3.13 eurocents, compared to a loss per share of 29.05 eurocents for the year ended 31 March 2019. The decrease in the loss per share is primarily due to lower impairment charges in the year of €1.7 billion (2019: €3.5 billion), gains associated with the disposals of Vodafone New Zealand (€1.1 billion) and Italian tower assets (€3.4 billion), together with a €3.4 billion loss on the disposal of Vodafone India recognised in FY19. Basic loss per share (3.13)c (29.05)c 89.2 Adjusted earnings per share1,2 5.60c 6.27c(10.7) Weighted average number of shares outstanding – basic5 29,422 27,607 6.6 Adjusted operating profit1 4,555 3,90516.6 Adjusted net financing costs (1,638) (1,042) Adjusted income tax expense for calculating adjusted tax rate (799) (751) Adjusted non-controlling interests (471) (381) Adjusted profit attributable to owners of the parent1 1,647 1,731(4.9) Adjustments: Impairment loss (1,685) (3,525) Amortisation of acquired customer base and brand intangible assets (638) (583) Restructuring costs (720) (486) Adjusted other income and expense 2,257 (262) Non-operating income and expense (3) (7) Mark to market gains/(losses)2 (1,128) (423) Foreign exchange losses2 (205) (190) (2,122) (5,476)61.2 Taxation3 (451) (745) India4 – (3,535) Non-controlling interests 6 5 Loss attributable to owners of the parent (920) (8,020)88.5 36 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Consolidated statement of financial position The consolidated statement of financial position is set out on page 135. Details on the major movements of both our assets and liabilities in the year are set out below. Assets Goodwill and other intangible assets Goodwill and other intangible assets increased by €12.5 billion to €53.5 billion. The increase primarily arose from €11.5 billion of goodwill arising on the acquisition of the European Liberty Global assets and €5.8 billion of identifiable intangible assets acquired. This was offset by €1.7 billion of impairment changes recorded in respect of the Group’s investments in Spain, Ireland, Romania and Vodafone Automotive, €1.7 billion reduction following the disposal of subsidiaries and €4.5 billion of amortisation. Property, plant and equipment Property, plant and equipment increased by €11.8 billion to €39.2 billion, primarily due to the implementation of IFRS 16 “Leases” from 1 April 2019 whereby a “right of use” asset is recognised for the leased item and a lease liability is recognised for lease payments due. The impact of the adoption was to increase property, plant and equipment by €10.2 billion at 1 April 2019. An overview of the new accounting requirements and the impact on the Group is provided in note 1 to the consolidated financial statements for the year ended 31 March 2020. Other non-current assets Other non-current assets increased by €6.4 billion to €41.2 billion, primarily due to a €5.0 billion increase in derivative financial instruments that are included within Trade and other receivables and a €1.9 billion increase in the investment in associates and joint ventures, primarily due to the formation of the Infrastructure Wireless Italiane S.p.A. (‘INWIT’) joint venture (see note 27 to the consolidated financial statements). This was offset by a €1.1 billion reduction in deferred tax assets. Current assets Current assets decreased by €7.2 billion to €32.6 billion, primarily due to a €5.9 billion reduction in Other investments. See note 13 to the consolidated financial statements for the year ended 31 March 2020. Assets and liabilities held for sale Assets and liabilities held for sale at 31 March 2020 of €0.6 billion relate to the Group’s interests in Vodafone Hutchison Australia and Vodafone Egypt. Assets and liabilities held for sale at 31 March 2019 relate to the operations of Indus Towers and Vodafone Hutchison Australia. Total equity and liabilities Total equity Total equity decreased by €0.8 billion to €62.6 billion, largely due €2.1 billion of total comprehensive income for the financial year, offset by €2.7 billion of dividends paid to equity shareholders. Non-current liabilities Non-current liabilities increased by €18.1 billion to €72.0 billion, primarily due to a €14.2 billion increase in long-term borrowings (see note 21 to the consolidated financial statements), an increase of €2.3 billion in trade and other payables (see note 15 to the consolidated financial statements) and an increase of €1.6 billion in deferred tax liabilities (see note 6 to the consolidated financial statements). Current liabilities Current liabilities increased by €6.9 billion to €32.5 billion, primarily due to an increase of €7.6 billion in short-term borrowings (see note 21 to the consolidated financial statements), offset by a decrease of €0.6 billion in Trade and other payables. Cash Flow, Funding & Capital Allocation Cash flow FY20 €m FY19 €m Change % Notes: 1 Adjusted EBITDA, operating free cash flow, free cash flow (pre-spectrum) and free cash flow are alternative performance measures which are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measures. See “Alternative performance measures” on page 239 for more information. Capital additions includes the purchase of property, plant and equipment and intangible assets, other than licence and spectrum. Interest paid and received excludes €305 million (31 March 2019: €nil) of interest on lease liabilities, included within adjusted EBITDA; €175 million (31 March 2019: €41 million) of interest costs related to Liberty acquisition financing, included within Other; and €273 million (31 March 2019: €131 million) of cash outflow from the option structure relating to the issue of the mandatory convertible bond in February 2016, included within Share buybacks. The option structure was intended to ensure that the total cash outflow to execute the programme was broadly equivalent to the €1.44 billion raised on issuing the second tranche. Mandatory convertible bonds of £3.44 billion issued in March 2019. “Other” for the year ended 31 March 2020 primarily includes €3,799 million in relation to derivative gains in cash flow hedging reserves, offset by €1,510 million of debt in relation to licences and spectrum in Germany. “Other” for the year ended 31 March 2019 included €1,934 million of debt in relation to licences and spectrum in Italy and Spain and a €1,377 million capital injection into Vodafone Idea, offset by €2,135 million received from the repayment of US$2.5 billion of loan notes issued by Verizon Communications Inc. FY20 has been adjusted to exclude derivative gains in cash flow hedge reserves, the corresponding losses for which are not recognised on the bonds within net debt and which are significantly increased due to COVID-19 related market conditions. 2 3 4 5 6 Operating free cash flow increased by €0.7 billion, primarily due to the contribution from the Liberty Global assets acquired during the year. Working capital movements include €0.3 billion in relation to handset purchases and the associated sale of customer receivables. Receivables are sold to mitigate the adverse working capital impact from handset sales to customers, where cash outflows are paid upfront to suppliers but inflows are received from customers over the length of the contract. Adjusted EBITDA1 14,881 13,9186.9 Capital additions2 (7,411) (7,227) Working capital (127) 188 Disposal of property, plant and equipment 41 45 Other 337 147 Operating free cash flow1 7,721 7,0719.2 Taxation (930) (1,040) Dividends received from associates and investments 417 498 Dividends paid to non-controlling shareholders in subsidiaries (348) (584) Interest received and paid3 (1,160) (502) Free cash flow (pre-spectrum)1 5,700 5,4434.7 Licence and spectrum payments (181) (837) Restructuring payments (570) (195) Free cash flow1 4,949 4,41112.2 Acquisitions and disposals (14,454) 182 Equity dividends paid (2,296) (4,064) Share buybacks3 (1,094) (606) Convertible issue4 – 3,848 Foreign exchange 309 259 Other5 1,250 (1,432) Net debt increase (11,336) 2,598(536.3) Opening net debt (27,033) (29,631) Closing net debt (38,369) (27,033)(41.9) Less mark to market gains in hedging reserves6 (3,799) Net debt adjusted for mark to market gains in hedging reserves (42,168) (27,033)(56.0) 37 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Our financial performance (continued) Free cash flow (pre-spectrum) was €5.7 billion, an increase of €0.3 billion, as the increase in operating free cash flow and reduced dividend payments to minorities outweighed higher interest payments. Acquisitions and disposals include €2.0 billion received on completion of the sale of Vodafone New Zealand on 31 July 2019, together with €2.1 billion received on completion of the sale of Italian tower assets on 31 March. It also includes an amount of €10.3 billion paid on completion of the acquisition of the Liberty Global assets on 31 July 2019 and acquired net debt of €8.2 billion. Closing net debt adjusted for mark to market gains deferred in hedging reserves at 31 March 2020 was €42.2 billion (31 March 2019: €27.0 billion) and excludes the £3.44 billion (31 March 2019: £3.44 billion) mandatory convertible bond issued in February 2019, which will be settled in equity shares, €12.1 billion (31 March 2019: €nil) of lease liabilities recognised under IFRS 16, a €1.3 billion (31 March 2019: €nil) loan specifically secured against Indian assets and €0.7 billion (31 March 2019: €0.8 billion) of shareholder loans receivable from VodafoneZiggo. The Group’s gross and net debt includes certain bonds which have been designated in hedge relationships, which are carried at €1.5 billion higher (31 March 2019: €1.6 billion higher) than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than euros, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps are not reflected in gross debt and would decrease the euro equivalent redemption value of the bonds by €1.3 billion (31 March 2019: €1.0 billion). Analysis of free cash flow Capital investment FY20 €m FY19 €m Change % Funding position FY20 €m FY19 €m Change % FY20 €m FY19 €m Change % 5 Contractual obligations and commitments A summary of our principal contractual financial obligations and commitments at 31 March 2020 is set out below. Payments due by period (€m) Contractual obligations and commitments1 Total <1 year 1–3 years 3–5 years >5 years Financial liabilities2 114,093 29,137 16,733 14,648 53,575 Lease liabilities3 13,591 3,172 3,521 2,455 4,443 Capital commitments4 3,149 1,833 959 239 118 Purchase commitments5 10,208 5,434 2,374 1,091 1,309 Total 141,041 39,576 23,587 18,433 59,445 Notes: Notes: 1 Predominantly relates to lease payments for the year ended 31 March 2020, after the adoption of IFRS 16. Lease payments for the year ended 31 March 2019 are included within cash inflow from operating activities. 2 Operating free cash flow, free cash flow (pre-spectrum) and free cash flow are alternative performance measures. Alternative performance measures are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Alternative performance measures” on page 239 for further details. 1 This table includes obligations to pay dividends to non-controlling shareholders (see “Dividends from associates and to non-controlling shareholders” on page 195). The table excludes current and deferred tax liabilities and obligations under post-employment benefit schemes, details of which are provided in note 6 “Taxation” and 25 “Post-employment benefits” respectively. The table also excludes the contractual obligations of associates and joint ventures. See note 22 “Capital and financial risk management”. See note 20 “Leases”. See note 28 “Commitments”. Primarily related to spectrum and network infrastructure. Primarily related to device purchase obligations. 2 3 4 5 Inflow from operating activities 17,379 12,98033.9 Net tax paid 930 1,131 Cash flow from discontinued operations – 71 Cash generated by operations 18,309 14,182 29.1 Capital additions (7,411) (7,227) Working capital movement in respect of capital additions (11) (89) Disposal of property, plant and equipment 41 45 Restructuring payments 570 195 Other1 (3,777) (35) Operating free cash flow2 7,721 7,0719.2 Taxation (930) (1,040) Dividends received from associates and investments 417 498 Dividends paid to non-controlling shareholders in subsidiaries (348) (584) Interest received and paid (1,160) (502) Free cash flow (pre-spectrum)2 5,700 5,4434.7 Licence and spectrum payments (181) (837) Restructuring payments (570) (195) Free cash flow2 4,949 4,41112.2 Bonds (49,412) (44,492) Commercial paper1 – (873) Bank loans (2,728) (3,000) Cash collateral liabilities 2 (5,292) (2,011) Other borrowings (3,877) (2,579) Borrowings included in net debt (61,309) (52,955)(15.8) Cash and cash equivalents 13,284 13,637 Other financial instruments: Mark to market derivative financial instruments3 4,409 1,190 Short term investments4 5,247 11,095 Total cash and cash equivalents and other financial instruments 22,940 25,922(11.5) Net debt (38,369) (27,033)(41.9) Less mark to market gains deferred in hedging reserves5 (3,799) Net debt adjusted for mark to market gains deferred in hedging reserves (42,168) (27,033)(56.0) Lease liabilities (12,063) – Bank borrowings secured against Indian assets (1,346) – Borrowings excluded from net debt (13,409) – Adjusted EBITDA 14,881 13,9186.9 Net debt to adjusted EBITDA 2.8x 1.9xn/m Maintenance 1,850 1,874 Capacity 1,243 1,081 New coverage 853 567 Products and services 2,229 2,185 Transformation and other 1,236 1,520 Total capital additions 7,411 7,2272.5 Total capital investment to total revenue 16.5% 16.6% 38 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Movement in net debt Note: 1 Adjusted EBIT, Pre-tax Return on Capital Employed (controlled) and Post-tax Return on Capital Employed (controlled and associates/JVs) are alternative performance measures which are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measures. See “Alternative performance measures” on page 239 for more information. Return on capital employed (ROCE) measures how efficiently we generate returns from our asset base and is a key driver of long-term value creation. The four pillars of our strategy are focused on ensuring that our ROCE meets or exceeds our weighted average cost of capital (WACC) over the long-term. In particular, we will meet this objective by efficiently allocating capital, improving asset utilisation and accelerating our digital transformation. We calculate two ROCE measures: i) Pre-tax ROCE for controlled operations only and ii) Post-tax ROCE (including Associates & Joint Ventures). Both measures are based on Adjusted EBIT less amortisation of acquired customer-base and brand intangible assets. The post-tax measure also includes our share of adjusted results in equity accounted associates and joint ventures, and taxes the net operating profit by the adjusted effective tax rate to estimate an imputed tax expense. Capital employed includes all net operating assets and is calculated as the average of opening and closing balances of: property, plant and equipment (including Right-of-Use assets and liabilities), intangible assets (including goodwill), operating working capital (including Held-for-Sale assets and excluding derivative balances), provisions, and under the post-tax measure, investments in associates and joint ventures. Other assets that do not directly contribute to returns are excluded: other investments, current and deferred tax balances and post-employment benefits. ROCE grew 80 basis points to 6.1% on a pre-tax basis and 50 basis points to 4.0% on a post-tax basis. Our improvement in ROCE is primarily attributable to growth in adjusted EBITDA as a result of our improved service revenue performance, digital transformation and improving asset utilisation. The net improvement in ROCE is reduced because of higher depreciation and amortisation following capital investment, the recently acquired Liberty Global assets and in the post-tax measure, the higher adjusted effective tax rate in FY20. Net debt to adjusted EBITDA Net debt €m Notes: paper programme. 1 At 31 March 2020 €nil (2019: €873 million) was drawn under the euro commercial 2 Cash collateral liabilities €5,292 million (2019: €2,011 million) relates to a liability to return the cash collateral that has been paid to Vodafone under collateral arrangements on derivative financial instruments. The corresponding cash received from banking counterparties is reflected within Cash and cash equivalents and Short term investments. Comprises mark to market adjustments on derivative financial instruments, which are included as a component of trade and other (payables)/receivables. Short term investments includes €1,681 million (2019: €3,011 million) of highly liquid German, UK and Japanese government/government-backed securities; €1,115 million (2019: €1,184 million) of assets paid to our bank counterparties as collateral on derivative financial instruments; and managed investment funds of €2,451 million (2019: €5,513 million) that are in highly rated and liquid money market investments with liquidity of up to 90 days. FY20 has been adjusted to exclude derivative gains in cash flow hedge reserves, the corresponding losses for which are not recognised on the bonds within net debt and which are significantly increased due to COVID-19 related market conditions. Net debt in FY20 is adjusted to exclude derivative gains in cash flow hedge reserves, the corresponding losses for which are not recognised on the bonds within net debt and which are significantly increased due to COVID-19 related market conditions 3 4 5 6 Return on capital FY20 €m FY19 €m Change % Dividends The Board is recommending total dividends per share of 9.0 eurocents for the year, the same as the prior year. This implies a final dividend of 4.5 eurocents compared to 4.16 eurocents in the prior year. Prior year operating results Our operating performance for the last financial year ended 31 March 2019 compared to the financial year ended 31 March 2018 can be found on pages 26 to 35 of our Annual Report and Accounts on Form 20-F filed with the United States Securities and Exchange Commission on 7 June 2019. which includes an analysis of our performance and position, risks and uncertainties we face. The Strategic Report was approved Chief Executive Chief Financial Officer This year’s report contains the Strategic Report on pages 6 to 71, a review of the business during the year, and outlines the principal by the Board and signed on its behalf by the Chief Executive and Chief Financial Officer. /s/ Nick Read /s/ Margherita Della Valle Nick ReadMargherita Della Valle 2 July 20202 July 2020 Adjusted EBIT1 4,796 4,25312.8% Acquired brand and customer relationships amortisation (638) (583)9.4% Net operating profit (controlled operations) 4,158 3,67013.3% Share of adjusted results in equity accounted associates & joint ventures (241) (348)(30.7)% Net operating profit (controlled & associates/JVs) 3,917 3,32217.9% Notionaltaxatadjustedeffectivetaxrate (991) (777) 27.5% Net operating profit after tax 2,926 2,54515.0% Property, plant and equipment (incl. Right-of-Use lease assets and lease liabilities) 27,134 27,432(1.1)% Intangible assets (including goodwill) 53,523 41,00530.5% Operating working capital and Held-for-Sale assets (excl. derivatives) (3,342) (3,705) (9.8)% Provisions and other items (2,498) (2,402)4.0% Net operating assets (controlled) 74,817 62,33020.0% Averaging adjustment (6,245) 6,692 Average net operating assets (controlled) 68,572 69,022 (0.7)% Associates and joint ventures (incl. Held-for-Sale) 5,419 3,721 45.6% Net operating assets (controlled and associates/JVs) 80,236 66,05121.5% Averaging adjustment (7,094) 6,213 Average net operating assets (controlled and associates/JVs) 73,142 72,2641.2% Pre-tax Return on Capital Employed (controlled)1 6.1% 5.3% 80 bps Post-tax Return on Capital Employed (controlled and associates/JVs)1 4.0% 3.5% 50 bps 31 March 2019 27,033 1.9x Acquisition of Liberty assets in Germany and Central Eastern Europe 18,506 Divestures (4,427) Dividend payments and share buybacks 3,390 German spectrum purchase 1,510 Other movements 1,105 Free cash flow (4,949) 31 March 20205 42,168 2.8x6 39 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Sustainable business Delivering on our purpose Our sustainable business strategy helps us deliver on our purpose and ensure we act responsibly and with integrity wherever we operate. Our contribution to the UN Sustainable Development Goals This year marks the beginning of the “decade of delivery” to achieve the UN Sustainable Development Goals (‘SDGs’). The SDGs provide a clear roadmap and call to action for business to contribute towards creating a better future. Vodafone is committed to playing our role through leveraging the power of our technology, networks and services to contribute. Through the impact of our extensive global network, our wide range of products and services (such as our IoT and M-Pesa platforms) and the work of the Vodafone Foundations, we believe we can increase the speed and scale of delivery across a wide number of the SDGs. Our sustainable business strategy We believe that Vodafone has a significant role to play in contributing to the societies in which we operate. Last year, we articulated our purpose – with the ambition to improve one billion lives and halve our environmental impact by 2025, building on a decade of initiatives, efforts and products from our business. Our sustainable business strategy helps the delivery of our 2025 targets across three pillars: Digital Society; Inclusion for All; and Planet. We aspire to enable an inclusive and sustainable digital society. In parallel, we remain dedicated to ensuring that Vodafone operates responsibly and ethically, supported by our corporate disclosure programme. This is an area which we believe is more important than ever, given the ongoing COVID-19 crisis and the role business plays in supporting society during this period of uncertainty and change. contribution Responsible business practices and corruption Anti-bribery Tax and economic Human rights Mobile, masts and health Responsible supply chain Digital SocietyInclusion for AllPlanet Our purpose We connect for a better future 40 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Connectivity, communications services and digital solutions have become even more crucial during the COVID-19 crisis. They have become a lifeline for many citizens, companies and public authorities. In some markets, fixed broadband usage increased by more than 50%, as people work and study from home to an unprecedented degree. Around a fifth of the world’s internet traffic travels across Vodafone networks. Our core focus has been on maintaining the quality of service and our five-point plan to support societies and assist governments in their response has guided all of our actions. We support our customers, both individuals and businesses, to realise these benefits. We are future-proofing our fixed line infrastructure by upgrading our cable network to the latest DOCSIS 3.1 technology and deploying fibre deep into the network. Our fixed Gigabit networks will deliver a significant improvement in the maximum user speeds and network capacity; speeds of 30Mbps will directly improve the lives of millions of people. We are now Europe’s largest fixed next-generation network provider by footprint, with 25 million broadband customers and 136 million marketable households in Europe. This year, 144 million customers were connected to our next-generation networks1. Our networks also support a wide variety of solutions to meet society’s needs. We’re working with businesses of all sizes to make the digital society a reality. From ensuring millions of employees across the world can work effectively from home during the COVID-19 crisis, to designing new IoT-connected products with and for our customers, we’re committed to helping everyone get the best from technology. In healthcare, for example, 5G will be a real driver of innovation, helping improve staff efficiency while also improving patient care. Through our connectivity, we can enable remote surgery, rehabilitation robotics and wearable sensors, to name just a few. Digital Society We believe in a connected digital society that helps improve people’s lives, where data flows at speed, connecting people, communities and things to the internet like never before. With our next-generation networks, citizens will access an ever-growing range of services in real-time and businesses can develop new products and services to meet the needs of future generations. Digital services, like the ones we provide, are quickly becoming the new engines of growth in the global race for economic prosperity and sustainable development. For example in Africa, the UN Broadband Commission for Sustainable Development estimates that expanding broadband by 10% would yield a 2.5% increase in GDP per capita. Also, it has been estimated that 84% of all IoT applications support the UN SDGs. Notes: 1 Defined as 4G/5G mobile networks and over 30Mbps fixed networks. 2 UK Department for Digital, Culture, Media and Sport (‘DCMS’), 2018. Read more on Vodafone’s five-point plan to help counter the impact of COVID-19 on page 54 54 Building a Gigabit network We are investing significantly in our modern network infrastructure and coverage to deliver a high-quality service that allows individuals and businesses to connect confidently anywhere and at any time. Benefits that high-speed internet (such as 5G) can have for the economy include productivity gains, such as faster download times and the ability to work in transit; increased consumer value by enabling innovative apps and services; and reduced carbon emissions, through supporting the large-scale deployment of IoT technologies across sectors2. Tackling loneliness with tech In 2019, Vodafone UK launched a new report focused on how technology can be harnessed to tackle loneliness in people over 50 and also highlights that a significant number of older people are not confident using technology. At the same time, the financial implications of loneliness in the over 50s was revealed to come at a cost of £1.8 billion per year to the UK economy. In response, Vodafone UK launched a nationwide programme of tech masterclasses, helping participants set up their phones, use social media and learn more about wearable tech and connected home devices. Recommendations for both policy makers and businesses made in the report include introducing prescribing schemes so that GPs and health service practitioners are able to prescribe technology such as wearable devices and monitoring systems, developing tech toolkits to support independent living and offering financial support including funding the take-up of technology in the home. Gigabit Hubs generate economic growth in Ireland According to new data from research conducted this year1, Vodafone has helped generate €27.4 million of local economic contribution in Ireland through the creation of six Gigabit Hubs in remote communities, which in turn have helped create hundreds of jobs and businesses. Fifteen hubs are now benefiting from free 1 Gigabit broadband through Vodafone Ireland’s Gigabit Hub initiative, transforming employment and business opportunities for residents. By applying an average of the findings to a scenario where one hub is located in each of the 26 counties in the Republic of Ireland, the study found the potential to generate €312 million of economic contribution at a national level, making a significant economic, social and financial impact across the country. Note: 1 Vodafone’s 2019 Gigabit Hub report analyses six hubs in Ireland located in Dundalk, Drogheda, Kilkenny, Carlow, Kerry and Cork. Goal: To connect over 250 million people to our next-generation networks by 20251 41 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Sustainable business (continued) Supporting small businesses and entrepreneurs Through Vodafone Business, we provide products and services which are specifically tailored for small and medium-sized (‘SME’) and small-office home-office (‘SOHO’) businesses, helping guide them through technology choices that are moving at an unprecedented pace and improve their digital readiness. This support is more crucial than ever in the current climate (see case study below). Connectivity is vital for businesses around the world to thrive. For example, research commissioned by Vodafone found that 70% of micro-entrepreneurs in Ghana would face difficulties continuing their business without a smartphone. Constant connectivity allows entrepreneurs to connect with customers, search for new business ideas and adapt to changing market conditions. Smart transport solutions Creating smarter cities Our IoT platform and technology are also supporting cities to become smarter to adapt to the demands of urban growth, as well as improve the lives of the citizens within them. With 55% of the world’s population living in cities, digitisation can play a key role in tackling many of our cities’ most pressing challenges, from air quality, public transport and energy efficiency, to waste management and improved building standards. The IoT-enabled smart city can reroute traffic around congestion in real-time, automatically schedule repairs for failed infrastructure like street lighting or bridges, and intelligently manage energy use and pollution right across the built environment. It can protect citizens and businesses from crime more effectively, and safeguard vulnerable citizens in their homes. Vodafone Spain will be the provider of the “Sevilla Smart City Platform”, which will enable the municipality to more efficiently monitor and manage services and facilities such as waste management, street lighting and air quality. Our electronics and telematics products create more efficient, safer and smarter transport for people, communities and businesses. Benefits include: – Transport fleet and logistics – improved vehicle management and monitoring for businesses including support and diagnostics, as well as driving style monitoring which improves efficiency and reduces carbon emissions. – Automotive – stolen vehicle recovery, crash alerts, automated breakdown calls and mobile apps for smarter transport. – Insurance – in-car telematics to monitor driver behaviour, usage-based insurance for more accurate insurance premiums, crash reconstruction/alerts and automated emergency calling. This year we grew the number of connected vehicles we serve from 25 million to 31 million. Supporting our business customers during the COVID-19 crisis We are committed to helping our business and public sector customers mitigate the economic impacts of the health crisis. In many cases, this has involved helping customers to digitalise their own companies at a rapid pace. We estimate that we have enabled as many as 2.5 million people to work from home for the first time. In the UK, to support homeworkers, we created a new flexible “Vodafone Emergency Homeworker” plan for our existing mobile customers. This gives employees who may not have a company mobile access to unlimited voice, text and data for a reduced fixed amount for three months. We are also offering larger business customers additional mobile data packages to meet the needs of employees working from home. In Africa, Vodacom has specifically focused on supporting SMEs during the pandemic. For example, in South Africa, Vodacom has extended loans to SMEs to assist them with cash flow challenges. A number of our markets in the region have also introduced additional data allocations and work-from-home packages for enterprise customers. Goal: To connect over 150 million vehicles to the IoT by 2025 42 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Working in collaboration with the municipality of Tirana, Vodafone Albania has implemented a system to monitor and transmit air quality in the capital city to the public, using a monitoring system to gather real-time data through the “Tirana Ime” application. By monitoring air pollution in this way, the municipality is better able to understand traffic-related air pollution factors and identify appropriate measures for tackling such pollution. This simple, secure, cheap and convenient solution is now offered to customers across seven markets in Africa: the Democratic Republic of Congo, Egypt, Ghana, Kenya, Lesotho, Mozambique and Tanzania. With a mobile phone and an M-Pesa account, people on low incomes can send, receive and store money safely and securely, giving them more control over their financial affairs. It also reduces the associated risks of a cash-based society, including robbery and corruption. As of March 2020, 41.5 million customers were using M-Pesa, with over 12.2 billion transactions made through a network of more than 431,500 agents. Thanks to the development of additional services built on the M-Pesa offering, such as M-Shwari, M-Pawa and KCB M-Pesa, our customers can also save money through interest-bearing accounts and can arrange micro-loans to help fund their businesses. In addition, M-Pesa is widely used to manage business transactions and to pay salaries, pensions, agricultural subsidies and government grants. In Kenya, Safaricom’s M-TIBA service allows anyone to send, save and spend funds specifically for medical treatment using their mobile phone. This is helping streamline the management of large-scale health financing schemes from insurers, the government and donors and is helping to make healthcare more accessible. There are now more than four million users of M-TIBA. Note: 3 World Bank, 2017. Supporting financial inclusion Approximately 1.7 billion people in the world still have no access to banking facilities, an issue that affects significantly more women than men3. In 2007, together with our Kenyan associate, Safaricom, we developed the first mobile money transfer service, M-Pesa. 1 “The long-run poverty and gender impacts particularly the case for women. For example, in Kenya, research estimated that with mobile money access through M-Pesa, 185,000 women have been able to switch from subsistence farming to business Improving lives through M-Pesa With M-Pesa, customers can take greater control over their own and their family’s finances. This is Note: of mobile money”, Suri and Jack, Science, 2016. or sales as their primary occupation1. In addition, the research also found that M-Pesa has helped lift 194,000 households, or 2% of Kenyan households, out of poverty. We estimate that 17 million women were actively using M-Pesa this year, accounting for 41% of our M-Pesa customer base. Goal: To connect 50 million people and their families to mobile financial services by 2025 43 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Sustainable business (continued) The COVID-19 crisis, especially its economic ramifications, may worsen the inequalities that exist in society. Women and young people are disproportionately affected, economically and socially. Low-wage workers, small enterprises, the informal sector and vulnerable groups, in part due to more limited access and ability to use digital solutions, are at greater risk of negative socio-economic impacts of the crisis, showing that digital inclusion and literacy are even more important. We aim to contribute to building an inclusive digital society where no one is left behind, across all ages and socio-economic groups, from those in rural settings to our growing cities making technology relevant and accessible to everyone. To reflect recent changes in Vodafone’s direct geographic footprint, this year we amended our previous goal to connect women in emerging markets, to be focused on Africa4 and Turkey. Research from GSMA shows that Sub-Saharan Africa has one of the widest mobile gender gaps of any region, as women are 13% less likely to own a mobile phone than men5. In addition, it is estimated that there is a 37% gender gap in mobile internet use. Owning even the most basic mobile enables a woman to communicate, access information, learn, manage her (family’s) finances, set up and run a business and even get help if feeling threatened. Notes: Inclusion for All We believe that the opportunities and promise of a better digital future should be accessible to all. As digitisation dramatically increases the rate of change and pace of innovation, unless it is inclusive, it can widen existing divisions in our societies. Our goal therefore is also to democratise digitisation, making sure everyone can benefit from technology. Similarly, we need to focus on the human aspects of digital connectivity and content and how they impact our lives. Gender equality and connecting women By empowering women and promoting gender equality, we can enable communities, economies and businesses – including our own – to prosper. 4 5 Excluding Egypt. GSMA, 2020. fulfilling their potential. In March 2019 the Vodafone Aspirant, and Thames Valley Partnership that of limited mobility. Against Women and Girls, 2020. Increasing access to health advice in South Africa In South Africa, Vodacom’s Mum & Baby service is a free-to-use (no data charges) mobile health service which gives customers maternal, neonatal and child health information. The information is shared through weekly stage-based SMS messages. Additional health-related content, such as articles, videos and tutorials, is available through a mobile-optimised website. The service has helped over 1.8 million parents and caregivers to take positive actions to improve their children’s health since its launch in 2017. An independent study to assess the socio-economic contribution of the service found that 95% of the mothers and pregnant women surveyed said that the information received influenced their decision to breastfeed. In addition, 96% agreed that the information received helped with their decision to vaccinate their child. If this were representative of all Mum & Baby subscribers, it would suggest that the service may have influenced the vaccination decisions for the children of approximately 650,000 individuals in South Africa. Read more at vodafone.com/mumandbaby Tackling domestic violence and abuse Safety is one of the biggest social barriers to women Foundation announced the international expansion of Bright Sky, a free app developed with Hestia, provides support and information to anyone who may be in an abusive relationship, or concerned about someone they know. Since Bright Sky was created, the app has been downloaded over 41,000 times in the UK. Working with Thames Valley Partnership, Vodafone Foundation has also launched the service in Ireland and the Czech Republic. By March 2021, our ambition is forThe roll-out builds on over ten years of “Apps Against Bright Sky to be live in 12 countries. In the wake Abuse” by Vodafone Foundation that connect over of COVID-19, the app has seen a 75% increase one million people affected by domestic abuse in downloads, and has been credited by UN Women1 to help and advice. as a key tool in supporting survivors during this periodNote: 1 UN Women, COVID-19 and Ending Violence Progress towards our 20 million women goal Estimated number of female customers in Africa4 and Turkey (millions) FY16 FY17 FY18 FY19 FY20 36.8 40.0 41.6 46.3 46.2 Goal: To connect an additional 20 million women living in Africa4 and Turkey to mobile by 2025 44 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Youth skills and jobs Mobile technology also enhances many public and commercial services, from accessing vaccinations and maternal healthcare, to mobile banking and online support for smallholder farmers. We are using our mobile technologies to enhance the quality of women’s lives t hrough commercial programmes that: On completing the tests, users also receive a summary of their skills and interests that can be used on their C.V. or in a job application. As part of our #ChangeTheFace campaign (see below), version 2.0 of the service was launched this year and it has now helped over 539,000 people globally, matching users to the top five digital jobs that match their interests and their skills. Since April 2018, we have provided 168,899 digital learning experiences to young people at Vodafone, thereby exceeding our target. This has been through a range of initiatives including work experience, apprenticeships, intern and graduate schemes and coding programmes. Read more about our progress against our target on page 59. Recently, as part of Vodafone’s commitment to support society during the COVID-19 crisis, we made a new range of online educational and training support available to customers and employees for free. This included online e-learning courses from Udemy and extended access to Perlego’s online library of academic text books and publications. Note: 6 OECD, 2019. – Support education, skills and jobs; – Improve health, wellbeing and safety; and Youth unemployment remains high in many of our operating countries: 57% in South Africa, 35% in Greece, 33% in Spain and 29% in Italy6. At the same time, demand for digital skills already outstrips the supply of available talent. As a global technology business, Vodafone wants to address this. In 2018, we launched a free smartphone and web-based service called Future Jobs Finder designed to help young people find job opportunities in the digital economy and free digital skills training. Through the tool, psychometric tests identify individuals’ aptitudes and interests, mapping these to the most appropriate digital job category; as well as job opportunities in their chosen location or within Vodafone. – Enable economic empowerment. We also have specific initiatives to support female entrepreneurs, including Business Women Connect in Tanzania and Mozambique and Vodafone Turkey Foundation’s Women First in Entrepreneurship programme. We have made progress towards our goal and have an estimated 46.2 million active female customers in Africa4 and Turkey, 9.3 million more since our original goal was set in 2016 (see chart on page 44). Read more on our approach to supporting gender equality in our workforce, including our new global parental leave policy, launched this year, on page 58 58 our commitment to gender diversity with the created by Vodafone and supported by Nokia and across the technology sector as employers pledge vacancies for ICT professionals in Europe, and a declining #ChangeTheFace On International Women’s Day 2020, we furthered launch of #ChangeTheFace. This global initiative, Ericsson, aims to boost diverse representation to make the sector more inclusive. There are already hundreds of thousands of unfilled number of women filling these roles. Research from the European Commission in 2018 also shows that women represent only 21.5% of all workers in digital jobs. To help address this, we have expanded the services offered on our free Future Jobs Finder tool to empower more women. Our updated tool will help more women access technology careers, even if they have no experience or qualifications in the sector. At the same time, we have committed to work with global supplier diversity leader, WEConnect International, to boost diversity and inclusion in our supply chain and connect with more women-owned businesses worldwide. Read more at change-the-face.com Supporting digital skills through Vodafone Foundation Through our local foundations, Vodafone has launched a number of programmes that help young adults develop their skills, including digital ones, and support the development of young entrepreneurs. “Coding For Tomorrow” in Germany, supported by Germany’s State Minister for Digitisation, has helped over 85,000 children and young people since 2017 to learn coding, as well as build other skills such as creative problem solving. To support sustainable change, over 1,300 teachers from across 150 schools have received specific training to deliver the programme and content has also recently been created to be used by libraries and museums. In South Africa, “#codelikeagirl” has now reached 700 girls across all nine provinces since launching in 2017, providing them with a week’s course in coding, STEM and life skills training as well as information about cyberbullying, internet safety and entrepreneurship. In Greece, the Foundation runs “Generation Next”, helping students aged 12–18 to discover and learn more about STEM topics, while creating their own innovative projects that bring solutions to social problems. More than 78,500 students and teachers have benefited to date. Beyond digital training, the Vodafone Foundation designs and implements programmes around the world that combine Vodafone’s charitable giving and technology to deliver public benefit and improve people’s lives. This includes a focus on driving gender equality, and disaster response. The total amount donated to Vodafone Foundation in 2020 was over €46 million. Goals: Support ten million young people to access digital skills, learning and employment opportunities by 2022 Provide 100,000 opportunities for young people to receive a digital learning experience at Vodafone by 2022 45 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Sustainable business (continued) Notwithstanding ever-growing use of data and expansion of our networks, this year our total GHG emissions decreased by 9% to 1.84 million tonnes of CO2e (carbon dioxide equivalent), predominantly due to an increase in the proportion of renewable electricity purchased. We continued to improve our overall energy efficiency during the year and achieved a 38.5% reduction in the amount of GHG emissions per petabyte (‘PB’) of mobile data carried, to reach an average of 230 tonnes CO2e per PB (2019: 374) (see charts below). During the year 25.9% of our electricity used was from renewable sources (2019: 15.6%). This year we launched sourcing activities for Power Purchase Agreement (‘PPA’) contracts, notably in the UK and Spain. In addition, Germany, Romania, Greece and Hungary all sourced Renewable Energy Certificates (‘RECs’) or tariffs for the first time during the year. In July 2019, Vodafone committed to setting a Science Based Target over the next year which is aligned to limiting global temperature rise to below 1.5°C and reaching net-zero emissions no later than 2050. This will require a significant reduction in our direct carbon emissions as well as setting targets for indirect emissions (including suppliers and joint ventures). We are also part of a GSMA taskforce that has defined the emission reduction pathway for the telecoms industry. In recognition of our governance on GHG emissions, this year Vodafone moved to an A-from a B in the latest CDP rating. Our Planet programme, including our objective of halving our environmental impact, is also aligned to our risk mitigation process. We have identified potential climate change risks through a Taskforce on Climate-related Financial Disclosure (‘TCFD’) scenario-based risk and opportunity assessment. This has helped to specifically identify transition, physical, regulatory and reputational risks. In 2018, we established a green bond framework, under which Vodafone issued its first €750 million green bond in May 2019 to finance or refinance projects to help us meet our environmental objectives. The framework and subsequent report define which projects are eligible under the use of proceeds and how they are selected. Planet We believe that urgent and sustained action is required to address the climate emergency and that business success should not come at a cost to the environment. We have committed to halving our environmental impact by 2025. Our focus on energy efficiency, renewable energy supply and eliminating network waste is helping us to mitigate the environmental impact of the growth of our business and our customers’ increasing demand for data. In addition, one of our most important contributions is through using our technologies and services to provide our customers with the means to achieve a reduction in their greenhouse gas (‘GHG’) emissions. Reducing carbon emissions Read more on Vodafone’s approach to climate change risk aligned to the TCFD, see page 69 69 Optimising our energy consumption We are committed to improving the energy efficiency of our base station sites and in our technology (data and switching) centres, which together account for 95% of our total global energy consumption. During 2020, we invested €77 million capital expenditure in energy efficiency and renewable projects across our business, which has led to annual energy savings of 186GWh. Our energy efficiency initiatives are focused on three key areas: – sourcing and implementing more efficient network equipment; – reducing energy demand by installing lower-energy power and cooling technologies; and – cutting energy use by decommissioning and replacing legacy equipment. Note: 7 Against a 2017 baseline. from renewable sources Percentage of purchased electricity % FY18 FY19 FY20 15.4 15.6 25.9 Vodafone energy use (Gigawatt hours) Base station sites Offices FY18 3,627FY18 301 FY19 3,665FY19 277 FY20 3,810FY20 256 Technology centres Retail stores FY181,538 FY1855 FY191,540 FY1946 FY20 1,430FY20 45 Total FY18 5,521 FY19 5,528 FY20 5,541 GHG emissions million tonnes of CO2e 2.072.01 1.84 FY18 FY19 FY20 Scope 1 emissions (over which we have direct control) Scope 2 emissions (from purchased electricity) Note: Calculated using local market actual or estimated data sources from invoices, purchasing requisitions, direct data measurement and estimations. Carbon emissions calculated in line with GHG Protocol standards. Scope 2 emissions are reported using the market-based methodology. For full methodology see our Sustainable Business Addendum 2020. 1.78 1.76 1.56 0.26 0.29 0.28 GHG emissions per petabyte of mobile data carried by our networks tonnes of CO2e FY18 FY19 FY20 591 374 230 Goals: Reduce our GHG emissions by 50%7 by 2025 Purchase 100% of the electricity we use from renewable sources by 2025 46 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Working together with eSight Energy, Vodafone has implemented an energy data management system using data feeds from our electricity suppliers and from smart meters across 58,000 sites in Europe. To support our energy reduction programme, we have established an employee engagement initiative, “#RedLovesGreen”. This aims to raise awareness of the individual actions that employees can take to reduce energy use and encourages changes in behaviour that collectively could have a significant impact. More than 16,000 colleagues are currently members of the RedLovesGreen community and over 3,000 have completed a dedicated energy awareness e-learning course. Scope 3 emissions Scope 3 emissions are indirect GHG emissions over which we have no direct control but may be able to influence. This year, our estimated Scope 3 emissions were 11.9 million tonnes of CO2e (see chart below). We have worked with the Carbon Trust to analyse our Scope 3 emissions and prioritise where we have the greatest opportunity to influence reductions. Enabling customers to reduce emissions Our biggest contribution to mitigating climate change is the way our products and services are helping our customers to reduce the environmental impact. Through our IoT services, we are helping our customers to manage energy more efficiently and reduce their emissions. We estimate that over 30% of the more than 103 million IoT connections we operate directly enable customers to reduce their emissions, and we expect these connections to increase over time. We calculate that in 2020, the total GHG emissions avoided as a consequence of our IoT technologies and services were 6.9 million tonnes CO2e, which is 3.8 times the emissions generated from our own operations. The greatest CO2e savings enabled were predominantly in smart logistics and fleet management, followed by smart metering. This year in our own operations, we generated an estimated 9,500 tonnes of waste and we recovered and recycled 84.9%. Globally, 99.9% of our network waste was sent for reuse and recycling. As well as managing network waste, we are also working on ways to improve the reuse and repair of devices across our business. A number of our markets operate trade-in and device buyback schemes, such as drop-off boxes in retail stores, freepost return envelopes and repair services to encourage customers to repair or return their old devices and routers. Reducing plastic waste This year, Vodafone made the commitment to eliminate all unnecessary plastics and other disposable single-use items where there are lower impact alternatives across all our retail stores and offices. This included no longer using disposable plastic bags in retail stores, as well as removing or restricting plastic marketing and promotional materials, replacing them with alternatives with a lower environmental impact. In 2019, we replaced our standard credit-card sized SIM holder with a new half-size format, reducing the amount of plastic used to produce SIMs by 50%. These cards are available now in several European markets and will eventually replace full-sized cards across all markets. Building a circular economy We believe society needs to move to a more efficient, circular economy focused on eliminating waste. Vodafone is committed to playing our part in this transition. Our Group policy on waste management prioritises the reuse or recycling of unwanted equipment, safely and responsibly. We also seek to help keep resources in use for as long as possible, extracting the maximum value from equipment while in use and then recovering and reusing materials before recycling them responsibly. 7 1 Joint ventures and associates 5,300 Scope 3 emissions sources (thousand tonnes CO2e) 6 1 2 Most material: 2 Purchased goods and services 3,700 3 Use of sold products 2,100 Other: 4 Fuel and energy-related activities 700 5 Business travel 50 6 Upstream leased assets50 7 Waste generated in our operations 1 4 3 5 Partnering with Fairphone This year, we announced a strategic partnership with Fairphone to offer the more ethical, reliable and sustainable Fairphone 3 to Vodafone retail and corporate customers in European markets including the UK, Germany, Italy, Spain and Ireland. In some markets, we are now offering Fairphone 3 as an option for employees’ work phones. Vodafone and Fairphone will also collaborate on best practice and share knowledge on key industry sustainability issues including the circular economy, electronic waste and responsible sourcing. Working towards our network waste target This year, we launched Asset Marketplace, a business-to-business solution within Vodafone that allows us to re-sell and repurpose large decommissioned electrical items like masts and antennae, helping us reduce carbon emissions by not needing to purchase new items. The solution also helps save an average of 63% of expenditure versus buying new equipment. Within two months of launching Asset Marketplace, shipments – including radio equipment – were sent from Germany to Portugal and from the UK and the Netherlands to several markets in Africa. Over the next year, we plan to expand the scope of Asset Marketplace to include IT and terminals, whilst also opening up the service to partner markets. Goal: To reuse, resell or recycle 100% of our network waste by 2025 47 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Sustainable business (continued) Operating responsibly We are committed to ensuring that our business operates ethically, lawfully and with integrity, as this is critical to our long-term success. This section addresses some of our key responsible business practices and details the activities we put in place to ensure our operating practices meet our own and our stakeholders’ expectations. In 2019, we launched our new Group human rights policy, setting out the minimum requirements that everyone working for and with Vodafone must comply with across all human rights topics. We manage human rights risks through our human rights due diligence approach, which is aligned with the United Nations Guiding Principles on Business and Human Rights. We believe that any contact tracing apps should fulfil four conditions to adhere to human rights. These apps must be a) independent of operators and other private companies; b) developed and controlled by national health authorities; c) still require consent; and d) it must be for the state institutions to justify why contact tracing is necessary and in line with existing laws and regulations. It is especially in times of crisis that there is a critical need to stay true to our values and to ensure that the measures we take as a company, and as an industry, are based on ensuring the protection of human dignity and the adherence to fundamental rights. In this context, transparency has never been as important as it is now, and we will continue to share as much as we can. Read more at vodafone.com/ humanrightspolicystatement Ensuring human rights are upheld during the COVID-19 crisis Our focus on human rights is even more important during the COVID-19 crisis, which has a significant socio-economic impact, particularly across certain groups. We have a number of programmes to mitigate this impact, which stretch across our workforce, suppliers, customers and vulnerable groups. The crisis has also highlighted the tension between privacy and personal freedom, on the one hand, and public safety, on the other. As part of our COVID-19 response, we have provided technical support to governments, for example through creating heat maps showing how containment measures affect population movements in aggregated and anonymised form, and giving advice on the development of privacy-preserving contact tracing apps. When doing so, we do not provide raw customer data to governments, and will never voluntarily offer our customer data for any initiatives that remove the requirement for consent. Human rights At Vodafone, we believe that wherever we operate, we contribute to the wealth and development of countries, regions and local communities in a way that advances the protection and promotion of a number of fundamental human rights and freedoms and supports the full realisation of socio-economic development. Our most salient human rights risks relate to the individual’s right to privacy and freedom of expression. Our commitment to our customers’ privacy goes beyond legal compliance. We are focused on building a culture that respects the right to privacy in order to justify the trust that people place in us, and always seek to respect and seek to protect our customers’ lawful rights to hold and express opinions and share information and ideas without interference. At the same time, as a licensed national operator, we are obliged to comply with lawful orders from national authorities and the judiciary, including law enforcement. Responsible supply chain We spend approximately €24 billion a year with around 11,000 direct suppliers around the world to meet our businesses’ and customers’ needs. Every supplier that works for Vodafone is required to abide by our Code of Ethical Purchasing. These commitments extend down through the supply chain so that a supplier with which we have a direct contractual relationship (Tier 1 supplier) in turn is required to ensure compliance across its own direct supply chain (Tier 2 supplier from Vodafone’s perspective) and beyond. The Code of Ethical Purchasing is based on international standards including the Universal Declaration of Human Rights and the International Labour Organization’s Fundamental Conventions on Labour Standards. It stipulates a range of ethical, labour and environmental standards that we expect to be followed across our supply chain, including areas such as child labour, health and safety, working hours, discrimination and disciplinary processes. Number of site assessments conducted (either by Vodafone or through JAC) FY18 FY19 FY20 98 85 74 Undergoing our first GNI assessment In 2017, we joined the Global Network Initiative (‘GNI’) as a Board member. The GNI is a multi-stakeholder forum focused on promoting and advancing freedom of expression and the right to privacy worldwide. As part of our ongoing commitment as a member, we underwent our first independent GNI principles implementation assessment in 2019. The GNI Board concluded Vodafone is “making best faith efforts to implement the GNI Principles with improvement over time” – this is the formal wording adopted by the Board for companies’ successful completion of the assessment. Our independent assessor noted, for example, that “the GNI principles are well understood and embraced by senior leaders in a number of key areas of the business and that the Company uses technology and existing compliance systems to embed human rights into everyday company procedures and processes.” For more information on the GNI company assessments visit: www.globalnetworkinitiative.org/company-assessments 48 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Those requirements are backed up by risk assessments, audits and operational improvement processes, which we summarise below and which are also underpinned by binding contractual commitments. We evaluate our suppliers’ compliance with our Code of Ethical Purchasing through a detailed assessment that may involve an on-site audit. Some site audits are conducted under the Joint Audit Cooperation (‘JAC’) initiative, an association of telecommunications operators established to improve ethical, labour and environmental standards in the ICT supply chain, of which Vodafone is a participating member (see chart on page 48). The top three areas of non-compliance were: Our anti-bribery policy is consistent with the UK Bribery Act and the US Foreign Corrupt Practices Act, and provides guidance about what constitutes a bribe and prohibits giving or receiving any excessive or improper gifts and hospitality. Any policy breaches can lead to dismissal or termination of contract. Facilitation payments are strictly prohibited by our policy and our employees are provided with practical guidance on how to respond to demands for facilitation payments. The only exception is when an employee’s personal safety is at risk. In such circumstances, when a payment under duress is made, the incident must be reported to the compliance team as soon as possible afterwards. One of the ways to help the fight against COVID-19 is through charitable donations and contributions, either monetary or in kind. We are proud to have been able to provide donations for those in need. We have issued guidance to all markets and Foundations to assist them in their assessment of different initiatives, to ensure donations are given in line with our policies, and to stipulate clear steps for seeking exceptions to the policies where these are deemed necessary. Governance and risk assessment Our Chief Executive and Group Executive Committee (‘ExCo’) oversee our efforts to prevent bribery. They are supported by local market Chief Executives, who are responsible for ensuring that our anti-bribery programme is implemented effectively in their local market. They in turn are supported by local specialists and by a dedicated Group team that is solely focused on anti-bribery policy and compliance. Vodafone’s Risk and Compliance Committee assists the ExCo to fulfil its accountabilities with regards to risk management and policy compliance. The key actions for the programme for the coming year are documented in the bribery risk line of sight report, which is regularly updated by our General Counsel. As part of our anti-bribery programme, every Vodafone business must adhere to minimum global standards, which include: – ensuring there is a due diligence process for suppliers and business partners at the start of the business relationship; – Health & safety matters related to non-compliant building safety; – Environmental matters related to non-compliant chemical storage and lack of carbon reduction programmes; and – completion of the global e-learning training for all employees, as well as tailored training for higher risk teams; and – Excessive working hours due to needing better demand management. – using Vodafone’s global online gift and hospitality registration platform, as well as ensuring there is a process for approving local sponsorships and charitable contributions. Suppliers that do not meet our standards are provided with a corrective action plan to address any areas for improvement and are required to submit evidence that this has been completed. Our supplier performance management programme covers environmental factors, and suppliers’ GHG performance is one of the factors evaluated in our annual assessment process. We also ask selected suppliers to provide details of their GHG emissions and management programmes through CDP. We have also changed the weighting in our procurement, giving more emphasis to purpose in our selection of suppliers. During the COVID-19 crisis, to assist businesses most at risk within our supply chain, Vodafone is ensuring that all new orders issued to our micro and small suppliers providing goods and services to Vodafone’s European operations are paid in 15 days, instead of the customary 30 to 60 days. The bribery risks we face are constantly evolving. The table below summarises the principal risk categories and the measures we take in mitigation. Risk Response Operating in high-risk markets We undertake biennial risk assessments in each of our local operating companies and at Group level, so we can understand and limit our exposure to risk. Business acquisition and integration Anti-bribery considerations are taken into account when carrying out due diligence on a target company. Red flags identified during the due diligence are reviewed and assessed. Following acquisition, we implement our anti-bribery programme. Spectrum licensing To reduce the risk of attempted bribery, a specialist spectrum policy team oversees our participation in all negotiations and auctions. We provide appropriate training and guidance for employees who interact with government officials on spectrum matters. Building and upgrading networks Our anti-bribery policy makes it clear that we never offer any form of inducement to secure a permit, lease or access to a site. We regularly remind all employees and contractors in network roles of this prohibition, through tailored training sessions and communications. Working with third parties Suppliers and other relevant third parties working for or on behalf of Vodafone, must comply with the principles set out in our Code of Conduct and Code of Ethical Purchasing. Third party due diligence is completed at the start of our business relationship with suppliers, other third parties and partners. Through their contracts with us, our suppliers, partners and other third parties make a commitment to implement and maintain proportionate and effective anti-bribery compliance measures. We regularly remind current suppliers of our policy requirements and complete detailed compliance assessments across a sample of higher-risk and higher-value suppliers. Select high-risk third parties are trained to ensure awareness of our zero-tolerance policy. Anti-bribery and corruption At Vodafone, we support and foster a culture of zero tolerance towards bribery or corruption in all our activities. Our anti-bribery policy Our policy on this issue is summarised in our Code of Conduct and states that employees or others working on our behalf must never offer or accept any kind of bribe. Winning and retaining business We provide targeted training for our Vodafone Business and Partner Markets sales teams. In addition, we also maintain and monitor a global register of gifts and hospitality to ensure that inappropriate offers are not accepted or extended by our employees. 49 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Sustainable business (continued) Mobiles, masts and health The health and safety of our people, customers and the wider public is a priority for Vodafone. We always operate our mobile networks strictly within national regulations, which are typically based on, or go beyond, international guidelines set by the independent scientific body the International Commission for Non-Ionizing Radiation Protection (‘ICNIRP’). There has been scientific research on mobile frequencies (including those used by 5G) for decades, and 5G is covered by international and national exposure guidelines and regulations. Following an extensive review of scientific studies published during the last 20 years, in March 2020 ICNIRP confirmed that there are no adverse effects on human health from 5G frequencies if exposure is within their guidelines. In addition, the majority of Vodafone’s markets that have rolled out 5G have implemented a “Smart PowerLock” feature which guarantees compliance with electromagnetic field (‘EMF’) regulations under all possible operating conditions for all 5G sites by reducing the energy radiated when certain network conditions are met. There is no credible scientific evidence linking the spread of COVID-19 to 5G or to mobile technologies. It is regrettable that unproven, unsubstantiated theories circulating primarily on social media have incited individuals to damage masts and base stations in a number of countries, thereby jeopardising people’s connectivity, including digital access to health services. We have been encouraged by the response from the scientific and technical community in rejecting these claims, and we appreciate the work carried out by fact-checking organisations, governments and health agencies in ensuring that the established scientific position is communicated to the public. Implementation of the anti-bribery policy is monitored regularly in all local markets as part of the annual Group Policy Compliance Review assurance process, which reviews key anti-bribery controls. Visits to local markets, on a rotating basis, enable us to assess the implementation of the anti-bribery programme in more detail, through on-the-ground reviews. This year, reviews were completed in Vodafone Egypt and Vodafone Business. The reviews demonstrated good implementation of the anti-bribery programme. Some areas for improvement relating to third party risk management were identified and are being addressed. Engaging employees to raise awareness of bribery risk We run a multi-channel high profile global communications programme, Doing What’s Right, to engage with employees and raise awareness and understanding of the policy. The “Doing What’s Right” programme also features e-learning training, which includes a specific anti-bribery module. To date, over 90% of active employees around the world have completed the e-learning training. ‘Speak Up’ All Vodafone employees are encouraged to report any suspected breaches of our Code of Conduct as soon as possible, using our ‘Speak Up’ process. Senior executives review every Speak Up report and the programme is reviewed by the Group Risk and Compliance Committee. Speak Up operates under a non-retaliatory policy: everyone who raises a concern in good faith is treated fairly with no negative consequences for their employment with Vodafone, regardless of the outcome of any subsequent investigation. This year, 602 separate concerns were reported using Speak Up on a wide range of issues (though only a very small fraction were related to bribery and corruption). We have robust governance mechanisms in place and conduct regular compliance assessments to ensure that our masts and devices meet all regulations. We review all published scientific research. We also perform network measurements and carry out calculations and assessments of exposure from the network masts, and review the test reports we receive on EMF testing on devices. Read more at vodafone.com/mmh Tax and economic contribution As a major investor, taxpayer and employer, we make a significant contribution to the economies of all the countries in which we operate. In addition to direct and indirect taxation, our financial contributions to governments also include other areas such as radio spectrum fees and auction proceeds. Our tax report sets out our total contribution to public finances on a cash-paid basis. The information we share aims to help our stakeholders understand our approach, policies and principles. We disclose our financial contributions to governments at a country level, as we believe this is an important way to demonstrate that it is possible to achieve an effective balance between a company’s responsibilities to society as a whole, through the payment of taxes (and other government revenue-raising mechanisms), and its obligations to its shareholders. We also share our views on key topics of relevance, including the latest on the taxation of the digital economy. We continue to include our OECD BEPS country-by-country disclosure, as submitted to HMRC. Read more at vodafone.com/tax vodafone.com/sbreporting vodafone.com/ESG2020 Find out more Our ESG Addendum 2020 provides moreOur latest reports can be found online, including our Modern Slavery Statement and our detailed information, including on ourGender Pay Gap Report: Sustainable Business governance processes, the scope and methodology of our reporting and alignment to GRI Standards. Read more atRead our latest reports at 50 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Inclusion for All 44 Principal risk factors and uncertainties 62 Vodafone UK) Vodafone UK reducing carbon emissions on page 46 UK Streamlined Energy and Carbon Reporting (‘SECR’)Global (excluding In accordance with SECR requirements, this provides a summary GHG emissions (Scope 1 and 2) 1.75 0.09 of GHG emissions and energy data for Vodafone UK, in comparison (m tonnes CO2e) with global performance.GHG emissions per petabyte (‘PB’) of mobile242120 data carried (tonnes of CO2e) Read more on Vodafone’s approach toTotal energy consumption (GWh) 4,832709 Non-financial information statement The table below outlines where the key contents requirements of the Non-Financial Statement can be found within this document (as required by sections 414CA and 414CB of the Companies Act 2006). Vodafone’s sustainable business reporting also follows other international reporting frameworks, including the Global Reporting Initiative, CDP and GHG Reporting Protocol. Reporting requirementVodafone policies and approach Section within Annual Report Environmental mattersPlanet performancePlanet46 Climate change risk Principal risk factors and uncertainties 69 Employees Code of Conduct Anti-bribery and corruption49 Occupational health and safety Employee experience60 Diversity and inclusion Diverse talent and skills 58 Social andDriving positive societal Digital Society 41 community matters transformation performance Stakeholder engagementStakeholder engagement12 Mobiles, masts and health Mobiles, masts and health 50 Human rights Human rights approach Human rights 48 Code of Ethical Purchasing Responsible supply chain 48 Modern Slavery StatementFind out more50 Anti-bribery and corruption Code of Conduct Anti-bribery and corruption49 Anti-bribery policyAnti-bribery and corruption49 Speak Up process Anti-bribery and corruption50 Policy embedding, Sustainable business 40 due diligence and outcomes Description of principal risks Principal risk factors and uncertainties 62 and impact of business activity Description of business modelOur strategy 20 Non-financial keySustainable business 40 performance indicators 51 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Developing a new ‘social’ contract At Vodafone we connect for a better future. We know that connectivity is transforming how we live and work and we are working to build a digital future that works for everyone. Keeping with Vodafone’s commitment to play a critical role in a resilient digital society, we introduced our ‘social’ contract which represents the partnership we want to develop. We have formulated a ‘social’ contract to represent the partnership that we want to develop with governments, policy makers and civil society. It is based on three pillars; Trust, Fairness and Leadership. These pillars represent our offer to society and the conditions that need to be in place for the connectivity sector to thrive. We believe the formulation of this contract is an important step in creating a digital society that works for citizens and businesses alike. The pillars: – Simplified and transparent pricing – Closing the rural divide – Leader in convergence, IoT and mobile financial services – Investment in network quality and resilience – Security of our networks and customer data – Industry leader on network sharing – Fair competition across entire ecosystem – Customer-orientated approach to new technologies – Digitisation of other – Sustainable market structure industries – Digital inclusion – especially youth and women – Partnerships with tech companies to enhance service delivery – Network sharing enabled – Deployment costs lowered – Reducing planetary impact – Transitioning to vendor diversity through OpenRAN – Non-discriminatory spectrum auctions – Common European framework for security – Vodafone Foundation pushing tech innovation for societal benefit Leadership Fairness Trust 52 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Examples of ‘social’ contract in action OpenRAN Vodafone has been advocating for more diversity in the supply chain for network equipment. Part of the solution is OpenRAN which standardises the design and functionality of the hardware and software in the Radio Access Network (‘RAN’) – the infrastructure, masts and antennae that operators use to carry mobile traffic. In a complex technical process, the RAN gets deconstructed and reassembled into a set of fully open and interoperable sub systems that improves supplier diversity and healthy competition in the supply chain. Vodafone has opened its EU footprint for RAN tenders (>100k sites across 14 countries) and embarked on pilots in seven markets, aiming to bring strategic scale to OpenRAN. As chair the Telecom Infrastructure Project (‘TIP’) and member of the O-RAN Alliance Vodafone is leading on technical and policy work to agree common global standards, encourage global scale and help ensure the benefits of OpenRAN are realised. Network sharing/rural coverage Network sharing agreements have been finalised in a number of countries in order to make rural network coverage more cost efficient. In some cases such as Italy and Spain this has been done on a bilateral basis. In the UK, Vodafone has entered into a unique partnership with government and other mobile operators to provide a Shared Rural Network solution to deliver connectivity to deep rural locations that were previously uneconomic to serve. This large scale initiative will provide a connectivity boost for some of the most remote communities of the UK, bringing connectivity benefits where they live, work and travel. The Shared Rural Network sees Vodafone and its partners investing in a network of new and existing phone masts (overseen by a jointly owned company) to guarantee coverage to 280,000 premises and 16,000km of roads. This ground-breaking initiative is set to transform rural connectivity in the UK over the next few years. Data democratisation – South African agreement with Competition Authority Following the Competition Commission’s Data Market Inquiry Report in December 2019, Vodacom engaged constructively and reached an agreement with the Commission. This was done on the understanding that action will be taken by the Communications Regulator and Government to auction high demand spectrum. The delays in assigning spectrum and completing the digital migration has curbed the pace at which data prices could fall. From 1 April 2020 , continuing Vodacom’s price transformation which had seen 50% reduction in effective price for data in the last two years, Vodacom introduced further price reductions (up to 40%) across all its monthly bundles, and through its ConnectU platform provides free access to basic internet, essential services, and cheaper pricing to the poorest communities. This range of initiatives will reduce the cost to communicate with R2.7 billion (~ €144 million) in additional savings to customers this year; promote digital inclusion; and assist societal problems in education, healthcare, and unemployment. 53 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Developing a new ‘social’ contract (continued) COVID-19: Our rapid, comprehensive and coordinated response to support society… Vodafone is committed to doing its utmost to support society during this period of uncertainty and change. As a provider of critical connectivity and communications services enabling our digital society, we announced a five-point plan to help the communities in which we operate. 2 Provide network capacity and services for critical government functions We are offering hospitals additional network capacity and services such as video conferencing and unlimited, fast connectivity for healthcare workers. This allows remote consultations, removing the need for non-essential travel to hospitals and has allowed updates and best practices to be shared between hospitals and clinical staff. – In Italy, Vodafone has provisioned vital connectivity for new hospitals in Cuasso, Varese and the new Fiera Milano hospital in Milan. 1 Maintain network service quality In assisting governments and citizens, it is essential that we are able to maintain a minimum level of resilience and quality of service on our networks. This ensures essential connectivity and communications services, enabling citizens who are staying at home to continue to work, learn, socialise and be entertained. This was our first priority. – Vodafone UK has provided emergency coverage for temporary new hospitals including the 4,000 bed Nightingale Hospital at London’s Excel Centre and similar facilities in Manchester, Cardiff and Glasgow. – In response, we brought forward planned network upgrades, adding four Terabits per second of additional capacity to our networks during March and April. In our cable and fibre networks, we upgraded the number and size of interconnection points with other operators and by the end of April had increased our capacity by 60%. – Vodafone Romania has installed new mobile sites for temporary military hospitals in Bucharest and Constanta. – In South Africa and Lesotho, Vodacom has provided 20,000 and 1,000 devices respectively to Ministries of Health departments for field workers engaged in testing and related data collection. – As customers work from home to an unprecedented degree using video conferencing over fixed broadband, uplink data (from the customer to our network) increased by as much as 100% in some markets. Download traffic has increased by 44% in aggregate. – Our engineers continue to play an essential role when equipment at premises needs attention. In Germany, our 5,000 customer engineers managed to decrease repair times by around 40%, aided by the ability of customers to make immediate appointments and reduced travel times. – To guarantee connectivity for patients, Vodafone Spain has provided 30,000 SIMs with 60GB of data to hospitals and care centres for the elderly – ensuring that people who are affected by COVID-19 in nursing homes, residences or small hospitals can stay connected to their families. – Overall, mobile data usage increased by around 15% across Europe, peaking at 30% in Spain and Italy. In Africa, where there is limited fixed broadband, mobile data usage increased by around 20%, reaching 40% at its peak in South Africa. – In Italy, Vodafone has donated more than 1,200 smartphones and tablets to hospitals, foundations and non-profit organisations to enable patients to remain in touch with relatives. – In the UK, Vodafone has announced that 125,000 NHS workers who are existing customers will benefit from 30 day’s free unlimited mobile data. – Vodafone Germany and Corevas have repurposed and offered for free their EmergencyEye technology which was previously used to provide detailed virtual health assessments via smartphone – removing the need for patients to leave the house and lowering the risk of infections as a result. 54 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information 4 Facilitate working from home and help small and micro businesses within our supply chain The economic repercussions of this pandemic could be significant and long lasting. To mitigate these effects, we need to help those that can to work from home. For businesses of all sizes, but particularly SMEs, we are providing remote working solutions, advice and best practice information on how to use those services in the most 5 Improve governments’ insights in affected areas Data insights are essential to understand the effectiveness of lockdowns and the spread of the virus. Wherever technically and lawfully possible, we are assisting governments in developing insights based on large anonymised data sets. This work falls into three broad categories: mobility ‘insights’, data and AI-driven modelling and contact tracing apps: – In Kenya, Safaricom Foundation’s Safari Smart mobile service is helping to disseminate information on infectious diseases, including COVID-19, providing more than 275,000 users with information on the signs and symptoms of the virus. – Vodafone’s Foundations in the Czech Republic and Hungary are working with their respective health ministries to provide official COVID-19 information in real-time through additional features on their Life-Saving app. The app has already reached 1.3 million Czech users and more than 500,000 users in Hungary. – Mobility ‘insights’: we are providing governments and public administrations with access to the mobility dashboards (live in Spain, Italy, Greece and Portugal). This mobility data is particularly useful to see if quarantine and lockdown measures have been effective and are being observed. In Italy, we used our Vodafone Analytics platform to provide Lombardy’s regional government with heat maps showing how population movements changed before and after containment. effective way. Facilitating E-learning for students With schools also now being shut, we are offering free access to government educational resources, and any other educational resources that are recommended by the national educational authorities and academic institutions. – Vodafone employees alone, for example, are hosting 40,000 virtual video meetings and generating over six million call minutes every single day thanks to a rapid expansion of capacity to all of the digital tools we use. – We are supporting Vodafone Business customers to digitalise their own companies rapidly. We have enabled as many 3 Improve dissemination of information to the public Recognising the importance of timely and accurate information to the public, we are offering all governments the ability to disseminate critical information via text alerts and providing free access to health and education sites. a s 2.5 million employees to work from – Data & AI-driven modelling: We have leveraged our experience of tracking the spread of infectious diseases, like malaria in Africa, using big data and artificial intelligence techniques. We developed an epidemiologist model, in collaboration with academics from the University of Southampton and Imperial College. home, many for the first time. – We have announced faster supplier payment terms to micro and small enterprises who may have liquidity problems. – We have provided special remote working solutions for businesses and SMEs, in particular: – Vodafone Hungary are offering business packages to micro and SME business customers without any loyalty contract. – Vodafone markets including Spain, Italy, South Africa and Kenya are offering unlimited data and special offers to SMEs for a limited period. – In the UK, we have zero-rated the cost for mobile users to visit the nhs.uk domain and equivalent pages in Scotland, Wales and Northern Ireland for the duration of the crisis. – Contact tracing apps: We are assisting governments as they look to exit quarantine/ lockdown measures, through the development of contact tracing smartphone apps. We are a member of the pan-European research consortia the Pan-European Privacy-Preserving Proximity Tracing (‘PEPP-PT’) that has created an open-source technology standard and Software Developer Kit to develop a contact-tracing app that works in a privacy-protected manner. – In South Africa, our ConnectU Platform provides free services on health, jobs, education, safety and security, and Government services to the public. – In Germany, we have zero-rated digital education web pages and the official COVID-19 virus website of Robert Koch Institute and hospitals. Additional actions …ensuring vital connectivity to keep families connected, to enable businesses to operate, students to learn, healthcare to be delivered and Governments to provide critical services. – In response to COVID-19 Vodafone has given direct contributions and services in-kind totalling approximately €100 million, reaching 78 million customers. – The Vodafone Foundation has also donated €9 million in cash grants, gifts in-kind and from employee donations via the community fund. – DuringtheCOVID-19crisis,M-Pesaisastrong alternativetocash,offeringano-contact paymentsolution.Workingwithregulators, M-Pesahasimplementedanumberofmeasures across our African markets including enabling freepersontopersontransactions,increasing transaction and balance limits, and flexible customer registration and on-boarding. 55 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Our people and culture Engaging and inspiring our employees with ‘The Spirit of Vodafone’ People and culture are central to our purpose to connect for a better future and to our commitment to improve one billion lives and halve Vodafone’s environmental impact by 2025. Purpose and Spirit To fulfil our purpose and deliver our strategy, we have identified the need for a shift in our culture, defined as the ‘The Spirit of Vodafone’. The Spirit engages and inspires employees to drive behavioural change at all levels in the organisation and is underpinned by the ambition to establish ourselves as a trusted partner to connect for a better future. To get there we must be restless and passionate about improving the lives of our customers, colleagues and communities. We are always open to new things and curious to create solutions that our customers will love. It starts with us. No matter where we work in Vodafone, we act as one. Together, we create a place where everyone can truly be themselves and belong. We have identified the four Spirit behaviours which will help us to do this: – Earn customer loyalty – Create the future – Experiment, learn fast – Get it done, together In December 2019 we launched the Spirit of Vodafone through a global broadcast and articulated the connection between our purpose, strategy and Spirit. Globally 37,850 people joined the event either virtually or in person. This launch, known as the Big Conversation, was followed by local market sessions on Spirit and team conversations on beliefs and behaviours. The aim was to deepen understanding and encourage individuals to commit to action. We then carried out an impact analysis, which showed how instrumental the Big Conversation has been in igniting this behavioural change. Since then, active steps have been taken to embed our Spirit across our core business and people processes, concerning our organisation, talent and skills, recruitment processes and reward and recognition. The Spirit of Vodafone It starts and ends We think big, taking We are always We give and with the customer.risks to break newlearning. We trytake ownership We aspire to be aground. We askthings, measure to make the most brand they love,“what if” to buildour success,of our many talents. by earning theiramazing products keeping the best We trust each trust and providing and services forand learning fromother to get things brilliant experiences.our customers.the rest. This is howdone. It’s up to each We work hard toWe are courageous we move rapidly of us to make simplify things forin creating a betterto grow ourselvesit happen. them and deliver future for all.and our business. what our customers want and need, every day. We get it done, together We experiment, learn fast We create the future We earn customer loyalty Supported by our leading Gigabit networks and scaled platforms With our people and culture to succeed Optimising the portfolio Improving asset utilisation Accelerating digital transformation Deepening customer engagement Vodafone Business Africa Europe We connect for a better future Planet Inclusion for all Digital society 56 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Organisation The execution of our strategy requires an effective operating model and in the last year we have made substantive progress in reshaping our organisation. One important strategic change was the decision to focus on two differentiated geographical regions (Europe and Africa), dissolving the Africa, Middle East and Asia Pacific (‘AMAP’) region. As of 1 April 2020 Vodacom Group now reports directly to the Vodafone Group Chief Executive, whilst Vodafone Ghana moves under the Vodacom CEO. We also completed the acquisition and organisational integration of Liberty Global’s cable assets in Germany and our Central and Eastern Europe (‘CEE’) markets, enabling us to earn customer loyalty by becoming Europe’s leading converged operator and further strengthening our capabilities in these markets. Wehavealsocontinuedourplansforimplementing our “Tech 2025” vision, which outlines our five-year strategy for our Technology function, in which we have driven key changes such as implementing both IT and network platforms. Finally we set up our European tower business “TowerCo” to centrally manage our tower assets, in order to generate operational efficiencies and increase tenancy ratios across our portfolio. We are also considering potential options to monetise these towers while preserving network differentiation and long-term strategic flexibility. Any organisational change we conduct is in compliance with local legislation and in consultation with employee representatives, works councils and local unions. We continue to invest in strengthening our operating model to deliver our strategy, and to create an open, diverse and inclusive environment for our people. Welcoming our new colleagues with the Spirit of Vodafone Cultural integration to bring together employees from both Vodafone and the acquired entities has been an ongoing and consistent area of focus and effort. In Germany, prior to the completion of the acquisition, a cultural diagnostics was conducted by a third party provider and a comprehensive “Day 1 Welcome Experience” for our new colleagues was created based on the insights. This included town halls4, all-hands meetings, and a personalised message from our Germany CEO to every new colleague. In our CEE markets, the key theme for cultural integration has been “Better together”; the involvement of employees at all levels of the acquired entities in integration activities has been key to embedding this concept. Employees of UPC entities have been a core part of team events from leadership off-sites, company all-hands and functional team effectiveness activities. Integrated senior leadership has played a visible role and there has been an emphasis on making employees from UPC entities feel “at home” in the Vodafone environment, with a specific focus on accelerated co-location of teams from both entities, office tours of the premises, CEO tours, bi-weekly “open” hour with Directors, etc. Employee sentiment in both organisations has been measured through regular Pulse Surveys, and appropriate actions have been taken in response. The subsequent results have demonstrated that these measures were well received by employees. The launch of ‘The Spirit of Vodafone’ in December 2019 has provided further support to the cultural integration both in Germany and CEE markets. Employees from Liberty and UPC entities play key roles in embedding the Spirit of Vodafone in the combined organisation and continue to provide visible and engaged leadership. Note: 4 An organization-wide business meeting that gives an opportunity for employees to ask questions to senior leaders. Our people: key information By contract By gender1By location 92,86653,71114% 5%14% 5%22% Employees Male (61%)GermanyItaly Other EuropeVodacom South Africa Shared services 11,26934,94110% 4%12% 6%8% Contractors Female (39%) UKSpain Other MarketsVodacomGroup(others) Others The headcount figures are an average of our monthly headcount excluding Qatar and joint ventures in India, the Netherlands, Australia and Safaricom. The increase in headcount is primarily accounted for by the completion of the integration of the Liberty Global assets in Germany and CEE. Notes: 1 Due to the recent integration, Liberty data is excluded from the gender split due to the lack 2 Percentage of senior women in our top 173 leadership positions. of data availability.3 Percentage of women in our 6,372 management and leadership roles. 2020 (with Liberty) 20192018 Average number of employees 92,866 92,00591,980 Employee turnover rate 19% 17% 17% Women on the Board 42% 42% 33% Women in senior leadership positions2 29% 28% 26% Women in management and leadership roles3 31% 31% 30% 57 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Our people and culture (continued) Diverse talent and skills Inclusion is a key pillar of our purpose and creating a place where everyone feels they belong is core to our Spirit. At Vodafone we are proud of our commitment and we continue to focus on creating a place where people can be themselves. In light of this commitment, in the period covered by this report, we employed 92,866 full-time equivalent colleagues and 11,269 contractors, across 21 markets. Within this we had employees from 126 different nationalities. Our commitment is embraced at every level, from senior leadership in the Vodafone Group Plc Board, to each employee and embedded in the ‘Spirit of Vodafone’, the “Code of Conduct” and our “Business Principles”. Diversity & Inclusion Our Diversity & Inclusion agenda continues to be one of our key priorities focusing mainly on gender balance, LGBT+, disability and ethnicity. Our ambition is for Vodafone to become the world’s best employer for women by 2025. As part of this ambition, last year we set a revised target for women to hold 40% of our management and leadership roles by 2030. This year, we met our target of 30% of management and leadership roles being held by women across our local markets and professional functions. As of 31 March 2020, women held 31% of our management and leadership roles. We are proud to have increased our support for families in all their diverse forms, by introducing 16 weeks’ fully paid parental leave. Any employee whose partner is having a baby, adopts a child, or becomes a parent through surrogacy, can take up to 16 weeks paid leave at any time during the first 18 months. Our employees will also be able to phase their return from parental leave by working the equivalent of a 30 hour week at full pay for a further six months. Another area we have focused on is domestic violence, where we introduced a new policy, offering ten days of paid “safe” leave and support for employees who are experiencing abuse in any of our markets. We also provided training for HR teams and line managers focusing on the “Recognise, Respond, Refer” model. A toolkit for employers who want to launch similar policies has been shared publicly to encourage other organisations to develop their own approach. Throughout the year, we continued supporting our LGBT+ community, and our commitment was recognised by the Stonewall Top Global Employer and the Global Ally Programme Award. We have also supported allies through our global Ally training programmes and introduced Friends of LGBT+ training webinars to help create a culture where employees can be open about their sexual orientation and gender identity. To support colleagues with a disability, in addition to our digital platform which was launched last year to support accessibility, we provided inclusive design training to user experience and technology teams. We have expanded support for recruiters and line managers through webinars to increase understanding of the needs of neurodiverse colleagues and candidates. Digital ‘First’ To support the digital transformation of our business we realise the need for adopting new ways of working and developing digital talent and skills, which we refer to as Digital ‘First’. To deliver at scale and pace, we set up a new agile operating model focused on digital marketing and sales, modern technology architecture in markets, and automation and artificial intelligence (‘AI’) in customer operations and shared services. As of March 2020, we have 60 tribes, 393 squads and more than 3,700 people working in an agile way across 11 markets, and we see good momentum in implementing agile ways of working across all markets. We have also introduced a new talent management approach for these digital teams to help enable a successful shift into agile ways of working. This approach focuses on the level of skills that employees demonstrate, encouraging them to continue to build expertise through reward, recognition and individual development. It also gives an organisation-wide view of the skills that are available internally and informs the design of strategies to build, develop or source that are not currently available in teams. This approach was tested in three markets: Turkey, South Africa and Egypt. The next markets going ahead with skills assessment are Italy in March 2020, followed by Spain, Portugal and Greece in September 2020; we had 470 in phase 1 and 947 in phase 2. management. The move to working from home for Global and local webinars have provided regular In the last round on 29 April, approximately 56,000 (approximately 95%) has been a tremendous leadership support and technical advice. In parallel, and results showed that our people feel supported network infrastructure, collaboration tools deployed crisis, we have reprioritised and simplified our people they had all the support they need at this time), consistently received positive feedback from our of the crisis, we reskilled retail staff to enable them to support people most affected by the pandemic visibility of our leadership team during this time. in selected markets. At the same time we were a new employee fundraising initiative that will directly customer care centres by enabling our agents crisis. All members of the Group Executive Committee we have defined a framework to support our markets has been made available online and through video Officer and Group Chief Financial Officer leading on defining our “new normal” and we will be looking Our people response to the COVID-19 crisis Our response to the COVID-19 pandemic hasWe have introduced a rich variety of digital learning In April 2020, we launched a global survey prioritised the safety and wellbeing of our peoplecontent to help employees and their families to understand how employees are adapting to the first from the outset, through a variety of initiativesin developing resilience and learning new skills,new environment, to assess how they are feeling and deployed across markets and tightly coordinated and to support line managers in managing their teams to prioritise any additional support needed. by the Business Continuity Plan programmeeffectively in remote working conditions.The survey ran every two weeks in April and May. almost 100,000 of our people across all markets guidance around health, safety and wellbeing,employees participated (62% response rate) organisational effort, enabled by our technology and to create capacity for the teams to focus on theto do their jobs (49% of respondents indicated at scale, HR policies and digital training.processes, including a prioritisation of recruiting efforts,are adapting to the new environment and feel a sense We have not made any organisation change the streamlining of the end of year performance cycleof pride, engagement and connection to Vodafone, or redundancies relating to the COVID-19 crisis,and a simpler process for 2020/21 goal setting.linked to Vodafone’s response to the crisis and our during the medical emergency. In the early stagesBased on requests from employees to do morefocus on employees, customers and society. We have to operate as call centre agents from their homes we have also introduced a Global Giving Scheme,employees on our internal communications and the able to maintain full operational continuity in thesupport local charities in our communities during this As we start looking at the post-crisis scenarios, to work from home. Medical and wellbeing support have contributed, with the Group Chief Executiveas they plan for return from lockdown. We are focused to our employees globally.the way by donating 25% of their salaries for April,to retain some of the learnings and practices we have May and June. Vodafone and the Vodafone Foundation developed and implemented during the crisis, as they will match all contribution on a 1:1 basis, doublingcan help us to accelerate the delivery of our purpose employees’ contributions.commitments and strategic goals. 58 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Skills and talent Our transformation to a technology communications company requires us to ensure we have the critical skills we need in our organisation now and for the future. Today’s platforms and technologies are driving demand in AI, automation, Cloud, coding and analytics. The rapid development of these technologies requires a focus on continuous learning for employees through high-quality and curated learning journeys. Our skills-led academies provide targeted learning for employees with access to expert content which can lead to externally benchmarked “nanodegrees” in specific topics. Our people have completed 15,000 courses that are available. Approximately 30% of those 15,000 courses had a rating, which averaged at 4.5 out of 5. 87,000 users completed approximately 600,000 courses. We continually review the skills required in the organisation to ensure relevant learning is available both through the targeted learning journeys and for employees to undertake self-led learning. We also continue to invest in our leaders as they are at the forefront of our digital transformation. Last year, we strengthened our leadership capabilities through the creation of three core programmes targeted at different leadership segments (405 – Leadership Essentials, 98 – Connected Leadership for E-Bands). The Leadership Essentials programme supports new line managers, whilst the Connected Leadership programme further develops their skills and further explores the Growth mind-set. Finally, the Global Agile learning path has been recently cascaded to markets to enable them to localise the content in order to ensure high impact, thereby supporting leaders in key agile roles. In addition to our efforts to develop digital talent and skills internally, we are also actively acquiring key digital skills from the market, providing digital work opportunities at scale. In 2019, we hired 676 external digital talents in Germany, UK, Italy, Spain, Turkey and South Africa on critical roles such as digital marketing specialists, user experience/ interface designers, data scientists/analysts and software developers. Our commitment to provide 100,000 digital work experience opportunities to young people aged 26 and under by 2022 has already been achieved through our digital work experience programmes, apprenticeships, intern and graduate schemes. We have provided a total of 168,899 digital learning experiences since April 2018, with over 113,322 in the period covered by this report (see chart below). We have also continued to expand our vocational training and apprenticeships across our business. These grant people permanent roles at Vodafone while offering support through continuous learning in order to gain a formal qualification in their chosen fields. In addition, since its launch in 2017, Vodafone’s #codelikeagirl programme has continued to grow and this year has reached over 2,554 girls across 17 markets. Launched in partnership with Code First: Girls, the programme aims to tackle low female engagement in Science, Technology, Engineering and Mathematics (‘STEM’) education. Girls aged 14-18 receive an immersive one-week digital experience where they learn to code and receive basic training on computer languages and development programmes. Our Discover graduate programme, which has been running for over ten years, offers young people with a bachelor’s or master’s degree a series of assignments across our business areas and local markets. Since its launch ten years ago, over 6,100 graduates have joined the programme, with 805 recruited this year. Our Discover programme is highly diverse; this year new entrants were recruited from 22 different countries, of which 50% were female. Our Reconnect5 Hire as of 31 March 2020 – we have hired 525 Reconnects and 433 of them are women. Note: 5 Our Reconnect programme is designed to help people get back to work after a career break. Opportunities for young people to receive a digital learning experience at Vodafone during FY20 5 3 1 4 1 Direct hires 5,950 2 Digital work experience 104,420 3 Internships 1,747 4 Apprenticeships 400 5 Graduates805 Ireland summer internship programme Vodafone Ireland offers summer internships to all university students in Ireland. The internships are perfect for students looking to explore our career options through hands-on experience. It is also a great pipeline of talent for our graduate programme, in which most of the 2019 summer interns secured a graduate role at Vodafone Ireland. This year, Vodafone Ireland collaborated with a number of different organisations in order to increase the diversity of the students on its internship programmes. It partnered with Specialisterne, an organisation that provides neurodiverse students with workplace opportunities, providing additional support in the application and assessment process for the students as well as further support once they joined the business. It also teamed up with Dublin City University to provide students from disadvantaged socio-economic backgrounds placements on the internship programme. In addition to these partnerships, Vodafone Ireland also continues to support CWIT (Connecting Women in Technology), enabling female students to develop their interest in pursuing a STEM career. 59 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Our people and culture (continued) Employee experience We believe that our employees’ experience, their working environment, health, safety and wellbeing, is a key enabler of personal growth and business performance. This year we have continued the journey of digitalisation and simplification of the core Human Resources processes, enabled by the deployment of a global cloud-based system, SAP Success Factors. As an employer, keeping our people safe is one of our most fundamental responsibilities. We take safety extremely seriously in our operations and aim to promote our approach across the industry by leading on safety standards, insisting on high safety practices from our employees and suppliers, and engaging with customers and peers. Our commitment to safety does not differentiate between employees, contractors and suppliers, all of whom benefit from the same focus on preventing harm, both on worksites and when working or moving between sites. Any injury is one too many, and any loss of life related to our operations is unacceptable. It is therefore with great regret that we report three recordable fatalities this year. One in Ghana, one in the Democratic Republic of Congo (‘DRC’) and one in Lesotho (see chart below). We have undertaken thorough investigations into the causes of each fatal incident and defined actions to help prevent a recurrence of a similar incident. These investigations were overseen by the respective local market Chief Executive, who is responsible for ensuring that the causes of the incident are understood and that any corrective actions are implemented. We also share the lessons learned from each fatality across the relevant Group functions. Recognising performance We strive to ensure our performance management and reward processes are aligned with our strategy and culture. We continually review these processes in the context of our Digital ‘First’ focus and constantly look for opportunities to radically simplify wherever possible. A key part of embedding our new culture is ensuring we reward our people based on their performance, potential and contribution to our values and success. During this year we reviewed the pay arrangements throughout our business to ensure they align more fully with our purpose, strategy, and Spirit. To maintain compliance with our fair pay principles and to highlight the importance of this across our business, we also benchmarked and monitored our pay practices in all of our markets and took action where necessary. Our pay practices, including retirement and other benefit provisions, are compliant with all local legislation, free from discrimination, market competitive and easily understood. We also offer competitive retirement and other benefit provisions. Global short-term incentive plans are offered to a large percentage of colleagues, and global long-term incentive plans are offered to our senior managers. Our arrangements are subject to Company and individual performance measures, looking at both “what” we do, and “how” we do it. We track and investigate high-potential incidents (‘HPIs’) – incidents that do not necessarily result in injury but have the potential to do significant harm. During the year, 826 HPIs were recorded, of which 752 involved employees and 74 involved suppliers’ employees or contractors. Each HPI is investigated as an indicator of the potential for a more serious accident. We seek to identify the root cause and ensure suitable corrective action is taken where necessary. An investigation into an HPI is conducted at a scale proportionate to the indicative level of risk. Lost-time Incidents (‘LTI’) is the term we use when an employee is injured while carrying out a work-related task and is consequently unable to perform his or her regular duties for a complete shift or period of time after the incident. In addition, for our suppliers and contractors, we separately track performance measures. In recent years, we have stepped up our efforts to capture and analyse all incidents of potential or actual harm to our employees. Greater compliance with mandatory rules on reporting incidents enables us to identify emerging trends in operating risks, increasing our scope to intervene and put the necessary controls in place. The total number of reported LTI incidents for 2018/19 was 64. In 2019/20, the total is at 33 for the year to date. Of the 33 incidents, 21 were attributed to slips, trips or falls in and around the workplace; four were vehicle-related; while the remaining six incidents comprised assault and manual handling injuries (see chart below). Total recordable fatalities 2017201820192020 Suppliers’ employees/contractors Members of the public Note: In addition there is one other road traffic fatality reported in Ghana in May 19 which is still under investigation and cannot be included in our figures until the local legal proceedings have been completed. 1 10 3 6 2 2 1 Lost-time incidents (employees only) 20172018201912020 Note: 1 Data includes LTIs from India up until 1 September 2018. Number of lost-time incidents 866464 33 Lost-time incident rate per 1,000 employees 0.810.620.62 0.37 60 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Our safety strategy focuses on the most significant risks for people working in operational roles: – road risk when driving for work; – working with electricity; – working at height; – fibre operations; and – the management and control of suppliers Road traffic incidents continue to be the primary cause of serious injuries and fatalities (73%) within Vodafone and our supply chain. Sadly these incidents have involved members of the public, which impacts the communities in which we operate. With this in mind, many of our markets conduct focused road safety initiatives and awareness campaigns to help improve the lives of our employees, customers and the communities that we operate in by partnering with local governments and road safety authorities. We have continued to witness growing engagement in employee wellbeing, particularly around the subjects of physical, emotional and mental health. We held our first global webinar in support of World Mental Health Day, where employees were encouraged to share their personal mental health experiences, identify cultural differences and learn from others. The event was viewed live by over 1,300 employees online and a further 300+ attending from meeting rooms in London and across the local markets. In light of the success of the event, this will become a regular feature of Vodafone’s wellbeing calendar. In addition, we designed and launched two mental health videos, one aimed at all employees while the other is specifically designed to give advice to line managers to promote the importance of raising awareness, supporting colleagues and normalising mental wellbeing. Both videos are available globally on Vodafone University. Vodacom South Africa became the first local market to develop its own Mental Health at Work Policy that includes clear direction and guidance on arrangements to help prevent, intervene and support employees. They have also introduced a programme of training for employees to become Mental Health First Aiders. In the UK, 531 employees have participated in local market mental health programmes, with 240 trained Mental Health First Aiders and 120 line managers completing a half-day awareness course, and a further 171 completing an online module through Vodafone University. Finally, we continue to run the Vodafone Global Wellbeing Challenge where we encourage all of our colleagues to get active. This year we had over 4,000 participants walking a combined 480,280,447 steps together. Throughout the year we have delivered a wide variety of new and expanded initiatives to transform our organisation, bringing the Spirit of Vodafone to life in everything we do. We are committed to continuing to fulfil our purpose and deliver our strategy in the coming year with our people firmly at the core of our business. The use of digital technology to improve road safety Turkey has introduced artificial intelligence to analyse and consolidate 20 different telematics systems from suppliers (1,137 vehicles, which are registered to third party suppliers) into one portal, which can provide daily automated notifications which previously took four days to analyse. Initial statistics indicated a 50% decrease in the number of speeding violations in this population. Our DriVe Safe App will be launched shortly, which will deliver tailored safety learning and training content for users that is easily accessible on mobile devices. The content focuses on increasing driver anticipation and reaction to road hazards, encouraging adoption of safe driving behaviours and reinforcing our Absolute Rules. DriVe Safe will be freely available for all employees and suppliers globally. Digital balance Physical Our Wellbeing Framework Emotional and mental Financial Purpose and growth Connections and community 61 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Principal risk factors and uncertainties Identifying our risks Our risk management framework enables a consistent approach to the identification, management and oversight of risks. This consistency is valuable as it allows us to take a holistic approach to risk management and to make meaningful comparisons of the risks we face and how we manage them across our footprint, which is essential to achieve our strategic objectives. Identifying our risks Using our global risk management framework, all local markets and Group entities identify the risks that could affect their strategy and operations in order to implement risk mitigation plans. These risks are then consolidated into a Group-wide view and presented to a representative selection of our senior leaders and executives, who add their own input on strategic, functional and emerging risks. We then define which emerging risks warrant being added to our risk watchlist and monitored for their impact on the organisation. Furthermore, we evaluate the completeness of our risk landscape by benchmarking against comparable companies in our peer group. After final consolidation, the proposed principal risks and risk watchlist are reviewed and approved by our Executive Committee (‘ExCo’) before being submitted to the Audit and Risk Committee and the Board. Figure 1: Overview of governance structure Vodafone Group Local markets and Group functions Local Risk Managers Contact point for each market/entity on risk, facilitate all activities as defined by the Group risk management framework Local Risk Owners Senior managers in local management teams responsible for local risks and the local risk programme to manage, measure, monitor and report on the risks Local market CEOs Set local objectives, identify priority risks and ensure tolerance alignment with the Vodafone Group guidance Local Oversight Committees Provide oversight for the local risk management programme Internal Audit Provide assurance on the effectiveness of the risk management framework and mitigating risk controls have responsibility for Group Risk Owners – ExCo risk owners management of the risk assigned to them – Senior executive risk champions identify and implement mitigating action Group Risk Team – Responsible for the application and maintenance of the Group risk management framework – Supports the Board/ExCo by creating programmes to strengthen our risk culture Risk and Compliance Committee (sub-committee of ExCo) – Reviews principal and emerging risks – Reviews effectiveness of risk management across the Group Board/Audit and Risk Committee Provides oversight for the Vodafone Group 62 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information to them: Disruption caused by global Failure to deliver business and F Cyber threat and pandemics, that impacts our and efficient manner External or internal attack regulatory measures or data breach regulatory measures impact our Failure to deliver expected portfolio, and new acquired assets, Failure of critical services and B Geo-political risk in the disruption Global trade wars and security J Legal and laws and regulations New telecom operators risk E – global economic disruption) which could lead risks, as we seek to learn from the current crisis so that w n Figure 2: Our principal risks and interdependencies We continue to consider risks both individually and collectively in order to fully understand our risk landscape. By analysing the correlation between risks, we can identify those that have the potential to cause, impact, or increase another risk and that these are weighted appropriately. This exercise informs our scenario analysis, particularly the combined scenario used in the Long-Term Viability Statement (page 71). We have considered COVID-19 (a key element of to a long-term global recession and other operating constraints that may have a knock-on effect on several of our principal risks. Additionally, we added health pandemic to our watchlist we are better prepared in the future. Key:ExternalInternal Bidirectional Unidirectional C D A J H I B F G E Our principal risks We categorised our risks into four different areas to provide the appropriate level of governance and oversight to effectively manage these risks. Strategic Financial Technological Operational The influence of stakeholders Our financial status, standing The network and IT systems that The ability to achieve our and industry players on our and continued growth: support our business and the optimal business model: business and our response E Global economic disruption data they hold: H Digital transformation A Adverse political and external events, such as information security IT transformation targets in a timely Political pressures and newfinancial performanceresulting in service unavailability I Strategic transformation strategy or profitabilityG Technology failurebusiness value from our existing supply chainapplications causing serviceor joint ventures concerns impact our supply chain regulatory compliance C Market disruption Non-compliance with applicable entering the market/price wars reduce margins D Disintermediation Loss of customer relevance to the big technology players through emerging technology 63 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Principal risk factors and uncertainties (continued) Global economic disruption Risk owner: Margherita Della Valle What is the risk: Any major economic disruption could result in reduced demand for our services and lower spending power for our consumers, affecting our profitability and cash flow generation. Economic disruption can also impact financial markets, including currencies, interest rates, borrowing costs and the availability of debt financing. . Cyber threat and information security Risk owner: Johan Wibergh What is the risk: An external cyber-attack, insider threat or supplier breach could cause service interruption or the loss of confidential data. Cyber threats could lead to major customer, financial, reputational and regulatory impacts across all of our local markets. Geo-political risk in supply chain Risk owner: Joakim Reiter What is the risk: We operate and develop sophisticated infrastructure in the countries in which we are present. Our network and systems are dependent on a wide range of suppliers internationally. If there was a disruption to the supply chain, we might be unable to execute our plans and we, the industry, would face potential delays to network improvements and increased costs. Adverse political and regulatory measures Risk owners: Joakim Reiter and Margherita Della Valle What is the risk: Operating across many markets and jurisdictions means we deal with a variety of complex political and regulatory landscapes. In all of these environments, we can face changes in taxation, political intervention and potential competitive disadvantage. This also includes our participation in spectrum auctions. Technology failure Risk owner: Johan Wibergh What is the risk: Major incidents caused by natural disasters, deliberate attacks or an extreme technology failure, although rare, could result in the complete loss of key sites in either our data centres or our mobile/fixed networks causing a major disruption to our service. 64 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Risk category: Financial Scenario: A severe contraction in economic activity leads to lower cash flow generation for the Group and disruption in global financial markets impacts our ability to refinance debt obligations as they fall due. Emerging threats: Because this is an externally driven risk, the threat environment is continually changing. External factors such as the COVID-19 pandemic are currently creating a severe contraction in economic activity across all our markets. The financial markets are currently experiencing high levels of volatility and the availability and cost of financing may change significantly. Risk category: Technological Scenario: Scenarios could include attacks on individual markets, parts of our network or large-scale intrusions spanning multiple markets. Each year we model a different severe but plausible scenario. Emerging threats: Cyber risk is constantly evolving in line with technological advances and geo-political developments. We anticipate threats will continue from existing sources, but also evolve in areas such as IoT, supply chain, quantum computing and the use of AI and machine learning. Risk category: Strategic Scenario: There is disruption to our supply chain due to unilateral decisions affecting vendor-choices or decisions that affect trade and supply chains. Emerging threats: We operate in a global environment where political landscape changes could have an effect on our operations. Risk category: Strategic Scenario: Exposure to additional liabilities by regulatory authorities or if tax laws were to adversely change in the markets in which we operate. Emerging threats: There is a risk that regulation will become more diverse (and therefore more difficult to manage) as different countries, and a variety of regulators within countries, introduce new regulations for emerging technology such as AI, IoT and net neutrality. Risk category: Technological Scenario: The loss of critical assets in our networks or IT infrastructure causing a service disruptions impacting our ability to provide service to our customers. Emerging threats: We could be impacted by an increase in extreme weather events caused by climate change which may increase the likelihood of a technology failure. New assets inherited from acquired businesses may not be aligned to our target resilience level which may increase the likelihood of a technology failure. 65 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Principal risk factors and uncertainties (continued) Risk owners: Dr Hannes Ametsreiter and Vivek Badrinath Strategic transformation What is the risk: We are undertaking a large-scale integration of new assets across multiple markets. If we do not complete this in a timely and efficient manner, we would not see the full benefit of planned synergies and could face additional costs or delays to completion. The successful integration also requires that an important number of technology platforms/services are migrated on time before the termination of the transitional services agreements. We also have a number of joint ventures in operation and must ensure that these operate effectively. Market disruption Risk owner: Ahmed Essam What is the risk: New entrants with lean models could create pricing pressure. As more competitors launch unlimited bundles there could be price erosion. Our market position and revenues could be damaged by failing to provide the services that our customers want. Digital transformation Risk owners: Ahmed Essam and Johan Wibergh What is the risk: Failure in digital or IT transformation projects could result in loss business, a poorer customer experience and reputational damage. Disintermediation Risk owner: Ahmed Essam What is the risk: We face increased competition from a variety of new technology platforms which aim to build alternative communication services or different touch points, which could potentially affect our customer relationships. We must be able to keep pace with these new developments and competitors while maintaining high levels of customer engagement and an excellent customer experience. Legal and regulatory compliance Risk owner: Rosemary Martin What is the risk: Vodafone must comply with a multitude of local and international laws and applicable industry regulations. These include privacy, anti-money laundering, competition, anti-bribery and economic sanctions. Failure to comply with these laws and regulations could lead to reputational damage, financial penalties and/or suspension of our licence to operate. 66 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Risk category: Operational Scenario: Delay in the integration of a major acquisition means we cannot realise the benefits as quickly as planned. Emerging threats: As we increase the pace at which we transform our business there is an emerging risk that unless managed carefully different transformation initiatives could negatively impact each other. Risk category: Strategic Scenario: Aggressive pricing, accelerated MVNO losses and disruptive new market entrants in key European markets result in greater customer churn and pricing pressures impacting our financial position. Emerging threats: Because this is an externally driven risk, the threat environment is continually changing. Risk category: Operational Scenario: Failure to deliver business benefits causes cost escalation, budget overruns and increased customer churn which could negatively impact our financial performance. Emerging threats: The digital transformation strategy considers emerging threats and factors. Risk category: Strategic Scenario: Emerging technology impacts our market share. Emerging threats: Emerging risks include the development of new connectivity systems that compete with our networks. Risk category: Operational Scenario: Breaches of legal compliance could lead to reputational damage, investigation costs and fines. Emerging threats: Changing workplace dynamics, digital transformation, asset integrations and a change in our employee demographics might degrade our control environment so we are updating our Code of Conduct and various policies to mitigate this. 67 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Principal risk factors and uncertainties (continued) Risk watchlist We face a number of uncertainties where an emerging risk may potentially impact us in the longer term. In some cases, there may be insufficient information to understand the likely scale, impact or velocity of the risk. We also might not be able to fully define a mitigation plan until we have a better understanding of the threat. We have created a watchlist of these emerging risks which we review on a regular basis. We regularly provide our Audit and Risk Committee with a list of risks on our watchlist such that future strategies take into account future technological, environmental, regulatory or political changes. Some examples of these risks are: EMF The risk can be broken down into three areas: ICNIRP confirmed that there are no adverse effects on human health from 5G frequencies if exposure is within their guidelines. We have worked in partnership with the GSMA and national trade associations to provide information on these new guidelines to regulators, health agencies and Government ministries. Additionally, we have updated national regulators about how our advanced technologies for 5G services are compliant with regulations. Vodafone always operates its mobile networks strictly within national regulations, which are typically based on, or go beyond, ICNIRP’s guidelines, and we regularly monitor our operations in each country to ensure we meet those regulations. We have established a European tower company that is required to comply with the Group’s Radio Frequency Safety Policy (which meets international standards) and local regulations. Brexit The Board continues to monitor the implications for Vodafone’s operations in light of the new trading relationship between the UK and the EU, which has yet to be negotiated. A cross-functional steering committee has identified the impact of the UK and EU failing to reach a free trade agreement on the Group’s operations and has produced a comprehensive mitigation plan. Although our headquarters are in the UK, a large majority of our customers are in other countries, accounting for most of our revenue and cash flow. Each of our operating companies operates as a stand-alone business, incorporated and licensed in the jurisdiction in which it operates, and able to adapt to a wide range of local developments. As such, our ability to provide services to our customers in the countries in which we operate, inside or outside the EU, is unlikely to be affected by the lack of a free trade deal. We are not a major international trading company, and do not use passporting for any of our major services or processes. The lack of an agreed free trade deal between the UK and EU could lead to a fall in consumer and business confidence. Such a fall in confidence could, in turn, reduce consumer and business spend on our products and services. – failure to comply with national legislation or international guidelines (set by the International Commission on Non-Ionizing Radiation Protection (‘ICNIRP’)) as it applies to EMF, or failure to meet policy requirements; – the risk arising from concerted campaigns or negative community sentiment towards location or installation of radio base stations, resulting in planning delays; and – changes in the radio technology we use or the body of credible scientific evidence which may impact either of the two risks above. We have an established governance for EMF risk management (a Group leadership team that reports to the Board, and a network of EMF leaders across all markets), as well as an EMF taskgroup which was set up in FY20, that focus on assessing and reporting on the impact of 5G on EMF. The taskgroup scope included quantifying the impact of EMF restrictions in those markets with limits that do not align with international, science-based guidelines; coordinate engagement with policy makers relating to 5G and EMF; and assess the impact of social media campaigns on public concern. Vodafone continues to advocate for national EMF regulations to be harmonised with international guidelines. In March 2020, the ICNIRP updated their guidelines (first published 1998) following a review of published science. Key changes to our principal risks The global economic disruption risk increased as a result of the COVID-19 outbreak. We have renamed the successful integration of new assets and management of joint ventures risk to strategic transformation, which now addresses not only the integration of acquisitions but also changes occurring from the separation of our tower portfolio and other types of strategic transformation initiatives. Market disruption risk has decreased when compared to our other principal risks as some of our key markets have adapted and responded positively to competitor activities. The digital transformation risk has decreased as a result of the progress we made on our digital journey and the IT transformation programme. 68 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Climate-related disclosures We recognise that climate change poses a number of physical risks (i.e. caused by the increased frequency and severity of extreme weather events) and transition-related risks (i.e. economic, technology or regulatory challenges related to moving to a greener economy) for our business. We are currently aligning internal processes with the recommendations of the Taskforce on Climate-related Financial Disclosures (‘TCFD’) after the initial independent gap analysis we reported in 2019. We have summarised our progress to date in this section and aim to be fully aligned by 2022. Managing climate risk As a result of the growing understanding of the impacts of climate change on our business, this was added as a risk to our watchlist in 2019, recognising its evolving nature. The Group External Affairs Director, a member of the Group Executive Committee, heads the Planet agenda as part of our purpose-led strategy (pages 16 to 19) and has overall accountability for climate change, which includes providing updates to the Board on our progress towards our climate-related goals. Furthermore, as part of our sustainable business strategy (page 40), we monitor climate-related metrics and develop plans to address specific risks and opportunities. An example of this is our ambition to halve our environmental impact by 2025 which includes a commitment to set science-based carbon targets aligned to the most ambitious goal of the Paris Agreement, to keep global temperature increase to 1.5 degrees (page 46). Subject to shareholder approval of our Remuneration Policy at the 2020 AGM, our ESG priorities will be embedded in our executive remuneration arrangements via a specific measure under our long-term incentive plan. For the 2021 financial year’s award, this measure will include a specific GHG reduction ambition – more details of which can be found in our Directors’ Remuneration Report on pages 96 to 120. Material risks and opportunities The process to assess the materiality of climate-related risks and opportunities follows industry and sectoral relevant benchmark data and takes into consideration our principal risks (page 63). Based on our initial assessment, the principal risks most influenced by climate change are “adverse political and regulatory measures” and “technology failures”. Key risk and opportunity areas arising from the assessment are: – Growing external pressures and demands for action negatively impact revenues from those companies late to react and trigger an increase in taxation and energy prices. – Global focus on energy efficiency increases the likelihood of new regulation impacting energy intensive assets, however it carries an opportunity with the application of new technologies. – Increase in temperature and frequency of extreme weather events (e.g. heat waves, storms) leads to higher energy consumption for cooling and affects the quality of radio frequency and wireless transmission, in addition to damaging equipment and harming people’s wellbeing. At Vodafone, we believe our approach to business resilience will mitigate the short to medium-term physical impacts of climate change, and we will continue to monitor longer-term trends. Our priority, however, is to prepare ourselves to face the challenges and seize the opportunities posed by the move to a lower carbon economy and the policy changes required to achieve it, for instance, by growing our IoT connectivity platform and products to enable our customers to reduce their carbon footprint. Climate scenario analysis We adopted three scenarios in line with the Bank of England’s reference climate scenarios – see figure below – as outlined in their consultation document released in December 2019. We will conduct the required assessments to quantify the business impacts of all material climate-related risks under each scenario and over different time horizons to better understand the financial value at risk. The outputs of the scenario analysis will assist us in either adjusting existing policies or developing new ones, especially looking at opportunities to improve our business resilience and continuity. It will also inform the assessment of our long-term viability and allow us to validate the priority areas of focus set in our Planet pillar. The overall aim is to provide the Board with reasonable assurance of the sustainability of our business in meeting the challenges of an ever-changing global economy. Metrics and targets We have been measuring and reporting on energy and carbon emissions since 2001. Our latest emissions footprint can be found on page 2. In addition, we have set a number of 2025 targets to manage climate-related risks and reduce our impact on the environment, such as to reduce our greenhouse gas emissions by 50% and to purchase 100% renewable electricity. Related data can be found in the sustainable business section pages 40 to 51. Early, smooth transition global emissions late start Our TCFD compliance programme Bank of England’s reference scenarios – Early, decisive action by society to reduce – Coordinated policy action towards low-carbon economy – Actions sufficient to limit global warming well below 2°C in line with the Paris Agreement Late, disruptive transition – Delay in the policy response needed to reduce global emissions – Severe policy changes required to compensate – Global warming is ultimately limited to well below 2°C Business as usual – Governments fail to introduce further policies to address climate change beyond those already known and in place – Global temperatures increase to above 3°C Business impacts Key financial metrics Service revenue EBITDACash flow Strategic response Legal & regulation Operations Customers Brand Risks Physical:Transition: Acute;Policy & Legal; Technology; Chronic Market; Reputation Opportunities Energy source; Resource efficiency; Products/Services; Markets; Resilience Scenarios Late, disruptive transition Significant transition risks, higher physical risks Business as usual Limited transition risks, significant physical risks Early, smooth transition Higher transition risks, higher physical risks 69 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Principal risk factors and uncertainties (continued) COVID-19 Since January 2020, the COVID-19 pandemic has brought significant disruption to our staff, suppliers and customers. It is likely to change the global economic, social, political and business landscape for the foreseeable future. In order to adapt to a new external context, we undertook a review of the impacts of the pandemic on our principal risks to identify new opportunities that may arise or risks which may change materially. We are taking a three phase approach to help us to adapt to the changing environment. We have a good foundation with our five-point plan (see pages 54 and 55) and strong delivery against this across our markets. Phase 1: Immediate crisis management We initiated our response to this crisis drawing on existing pandemic response plans. The objective at this stage was to prioritise the health, safety and wellbeing our workforce and the immediate needs of our customers and governments. During the early stages of the crisis we ensured our critical infrastructure, resources and activities were organised so as to provide continuity of our operations and to enable us to implement our five-point plan. Phase 2: Recovery We expected to play an instrumental role in the speed of recovery. Our focus will be on the acceleration of digitisation that we have already seen in the first phase, to help all businesses, but especially SMEs, recover quickly and to enable government sectors to become more resilient. Investment in 5G and continued improvement of networks will create jobs and provide a launchpad for other sectors to recover more quickly during the economic crisis. We will also continue to protect the vulnerable through measures to improve digital skills and drive digital inclusion. Phase 3: The new normal Our hope is that phase two supports a more positive trajectory for the industry as a whole as we transition towards a “new normal”. In this phase, if the first two phases are successful and subject to the unknown changes that COVID-19 may have brought to societies more generally, we will aim to emerge as trusted partners of our customers and governments. Strong and resilient communications infrastructure is clearly essential for a resilient society. This is dependent on a sustainable market structure and fair regulatory framework. Scenario analysis and impact assessment We evaluated the impact of the COVID-19 pandemic across all our principal risks to support sustainability of our operations. Information was collected through interviews with risk owners and champions and subject matter experts and input from our local market colleagues. We adopted two scenarios for our assessment: a short to medium-term impact leading to an economic slowdown and, a longer-term global recession with impacts likely beyond 2020. We focused on the latter, more extreme case, as the basis for our stress testing. The review concluded that a significant number of our principal risks would be adversely affected if this pandemic was reoccurring and resulted in continued lockdown measures with a subsequent deep global recession. For these affected risks we have developed short-term responses and long-term strategic actions to minimise the impact on our business. We identified the following areas as the ones with the most impact on our principal risks: – The health, safety and wellbeing of our employees is vital for us, therefore we reacted quickly to take relevant actions such as implementing a global restriction for travel, restricting attendance/ organisation of large events, and increasing smart-working at scale. To support our employees better in these unprecedented times and to enable remote working, we also introduced various digital content and online learning materials to support our line managers and employees, initiated a pulse survey to monitor closely employee wellbeing and engagement, and virtualised most of our recruitment and onboarding processes (see page 58). – Delays across the supply chain are caused by the disruptions in availability of people, goods, services and equipment. This is expected to persist and be further compounded by the global economic disruption which may negatively affect the financial stability of critical suppliers. We reviewed the risks associated with our critical suppliers and service providers and identified if we have sufficient stock levels in our warehouses to address scheduled replacement and maintenance of our equipment. – We anticipate a continued increase in volume and scale of financially motivated cyber attacks using phishing, malware and denial of service. Criminals and other sophisticated threat actors are using the crisis as cover to expand or continue their actions against all sectors, include Vodafone and our customers. We have heightened our security monitoring and response. We track external threats working with governments, law enforcement and industry specialists. Finally, we have performed additional financial stress testing and liquidity impact analysis in order to reflect the impacts from the COVID-19 pandemic in the assessment of the Group’s long-term viability, as set out on page 71. Next steps With the COVID-19 crisis evolving, we remain in close contact with our local health authorities, governmental agencies and other key stakeholders in all our geographies, so that we can react and adapt to any changes in circumstances and minimise the risk to Vodafone and our customers, employees and other stakeholders. There are a number of ongoing business reviews at both Group and local market level to evaluate different courses of action in response to the crisis. Looking ahead, we will review the lessons learned during this crisis as part of future updates to our risk management framework, specifically when it comes to our approach to prepare for similar types of events. 70 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Assessment of long-term prospects Vodafone continues to adopt a three year period to assess the internal and external environment as well as significant threats and to develop, in what is a dynamic industry sector. This time horizon value (note that known emerging threats related to each principal risk and the outputs from the long range business planning cycle. For 2020, as a result of the increased pressures on the global financial principal risks that are longer term in nature (including adverse political additional financial stress testing and sensitivity analysis, considering with the focus on identifying underlying opportunities and setting the a view of the Group’s long-term prospects. as of 31 March 2020 and considered the plans and projections Group’s cash flows, planned commitments, required funding and The Board assessed the prospects and viability of the Group remain available in all plausible market conditions. Code, considering the Group’s strategy and business model, and the and reputation. The assessment takes into account possible mitigating for all our principal risks on the three year plan and, in addition, of risks materialise. interdependencies as defined on the diagram on page 63, where the year period: as of 31 March 2020, along with options available to reduce cash positive headroom in all scenarios tested. Reverse stress testing pandemic, put pressure on our financial performance and liquidity. Cyber threat and information security: An external cyber-attack that the Group has sufficient headroom available to face uncertainty. will remain in operation and be able to meet its liabilities as they fall due to decisions that may affect our supply chain and restricts our ability Long-Term Viability Statement (‘LTVS’) The preparation of the LTVS includes an assessment of theAdverse political and regulatory measures: Governments Group’s long-term prospects in addition to an assessment of the ability in financial struggle look to other sources to raise revenues, such to meet future commitments and liabilities as they fall due over theas spectrum auctions. three year review period. Assessment of viabilityEach year the Board conducts a strategy session, reviewing the Group’s viability, a period in which we believe our principal risks tendopportunities to the sustainable creation of long-term shareholder is also in line with the structure of long-term management incentives are described in pages 8 and 9). As an input to the strategy discussion, the Board considers the markets as a result of the COVID-19 pandemic, we conductedand regulatory measures, market disruption and disintermediation), revenues at risk as well as the impact of our response plan to the crisis.Group’s future strategy. The output from this session is reflected in the The assessment of viability started with the available headroom strategic section of the Annual Report (pages 20 to 25), which provides prepared as part of the forecasting cycle, which include theConclusions other key financial ratios. We also assumed that debt refinance willin accordance with provision 31 of the UK Corporate Governance Finally, we estimated the impact of severe but plausible scenarios principal risks to the Group’s future performance, solvency, liquidity stress tested a combined scenario taking into account the risk actions available to management where any risk or combination following risks were modelled as materialising in parallel over the threeTotal cash and cash equivalents available of €13.3 billion (page 188) Global economic disruption: Global events, such as the COVID-19 outgoings over the period considered, provide the Group with sufficient on revenue and adjusted EBITDA over the review period confirmed exploits vulnerabilities and leads to a GDPR fine.The Board deemed the stress test conducted to be adequate and Geo-political risk in supply chain: Increase in trade wars leads therefore confirm that they have a reasonable expectation that the Group to use critical suppliers.up to 31 March 2023. Long-Term Viability Statement Directors confirm that they have reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three year period Assessment of viability Viability results from comparing the cash impact of severe but plausible scenarios on the available headroom, considering additional liquidity options Combined scenario Quantification of the cash impact of combined scenarios where multiple risks materialise across one or more markets, over the three year period Principal risks Severe but plausible scenarios modelled to quantify the cash impact of an individual principal risk materialising over the three year period Sensitivity analysis Sensitivity analysis to assess the level of decline in performance that the Group could withstand, were a black swan event to occur Headroom is calculated using cash, cash equivalents and other available facilities, at year end Long Range Plan is the three year forecast approved by the Board on an annual basis, used to calculate cash position and headroom Assessment of prospects Outlook, Strategy & Business Model Outlook of possible long-term scenarios expected in the sector and the Group’s current position to face them Assessment of the key principal risks that may influence the Group’s long-term prospects Articulation of the main levers in the Group’s strategy and business model ensuring the sustainability of value creation 71 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Chairman’s governance statement We are committed to creating value for our stakeholders and contributing to wider society through corporate governance excellence I am pleased to present, on behalf of the Board, the Corporate Governance Report for the year ended 31 March 2020. The Board is committed to delivering strong corporate governance for our shareholders, employees, suppliers, partners and customers, especially during these times of uncertainty and instability presented by the COVID-19 pandemic. For this reason, we take seriously our commitment to maintaining the highest levels of corporate governance to support the creation of long-term sustainable value for the benefit of all our stakeholders. This report illustrates how we have achieved this over the past year and sets out our plans for the coming year. Culture The Spirit of Vodafone was launched on 10 December, to transform how we work and what we achieve together as we move forward to becoming a leading technology communications company. Our Spirit pillars are explored in full on page 56, and a summary of the Board’s input into the design and launch of the Spirit is provided on page 81. Nick Read, Leanne Wood and the rest of the Executive Committee have injected huge energy into this launch, engaging with our employees in face-to-face meetings and global digital forums to have honest discussions about what the Spirit really means to us all. The Board receives detailed updates on the Spirit from Nick and has the opportunity to discuss progress and highlight areas of strength and development. Highlights of the year We’ve not stood still for a moment this past year. Having strengthened with recent appointments our telecoms industry expertise, we are confident that around the Board table we have all the skills, experience and diversity that the Company needs. We have welcomed a new Non-Executive Director, David Thodey, while undertaking a robust and successful process to find my successor. Board representatives have engaged with our principal investors to understand their views on, amongst other areas, Board composition and executive remuneration. As a result, we believe a balanced, long-term incentive-based Remuneration Policy is being recommended to shareholders. Details of David’s induction, the process undertaken to identify my successor and my successor’s biography can be found on pages 77 and 88 and the revised Remuneration Policy on pages 102 to 107. We have also enjoyed a year of constructive engagement with our new auditor, Ernst & Young LLP, and you can read more on how we have reviewed and tested our internal control framework on pages 94 and 95 and challenged our understanding of our principal risks on pages 63 to 68. Sustainable growth We have worked hard for a number of years to support a robust dividend policy and the Board and I were disappointed that we needed to make the tough decision, in the face of external challenges, to cut the 2019 final dividend to our valued shareholders by 40%. It was not a choice taken lightly by the Board, however it was the right decision to ensure we maintain sufficient financial headroom to support the sustainable growth of our business for the long-term benefit of all our stakeholders. I would like to take this opportunity to express the Board’s collective desire to maintain a progressive dividend policy going forward, which we started with the declaration of a 4.50 eurocents per share interim dividend and the recommendation of a 4.50 eurocents per share final dividend for the year ended 31 March 2020, providing a total dividend for the year of 9.00 eurocents per share. Corporate governance I am pleased to announce that we are able to confirm compliance in full with the 2018 UK Corporate Governance Code (‘the Code’) throughout the year. Your Board has been taking time to understand the views of our most valued stakeholder groups and is confident in presenting a statement on how various stakeholder interests have been taken into account in decision-making at the Board, which can be found on pages 82 and 83. A summary of how we have complied with the Code during the year is presented on page 73 and details can be found in this Governance Report and the Strategic Report. Demonstrating the strength of our commitment to our purpose pillars, long-term value creation and the sustainability priorities of our stakeholders, in November we held a Meet the Board day. At this event, members of the Board and senior management met with investors to discuss key topics. Further details can be found on page 82. Executing our strategy at pace This year has been a key period in the transformation of Vodafone as we deliver on our strategy at pace. We’ve made great headway in driving cost and capital efficiencies and continue to implement our plans to enhance our performance and support future cash flows. A strong Board is needed to navigate this fast-changing environment and maintain resilience, receiving tailored training and timely information, as well as taking time to consider stakeholder interests and relevant risk factors. This has been especially important given the economic uncertainty created by the COVID-19 pandemic, and your Board has worked closely with the Executive Committee to ensure that we continue to make good progress on our strategic priorities whilst we respond to the changing needs of our stakeholders, delivering value to our customers and protecting the health, safety and wellbeing of our people. 72 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Diversity is an important consideration for the Board and its Nominations and Governance Committee when assessing the composition and effective functioning of the Board. The Board also takes responsibility for the oversight and monitoring of diversity within the senior management team and wider workforce. An internal Board evaluation was undertaken this year with the assistance of Lintstock. Excellent progress has been made against the actions set for 2020 consequent to the 2019 external evaluation. It is very encouraging for me to personally observe and hear reported that the Directors consider the Board to be operating effectively, with improved engagement in Board meetings with senior managers on specialist topics. Succession planning At the date of publication, I have served as Chairman for nine years. At the request of the Board, I will continue to serve as Chairman for a limited period of time to provide a period of handover to my successor, Jean-François van Boxmeer. This will be important to maintain stability and continuity as we execute our strategy during the current period of global economic uncertainty. My fellow Director, Renee James, has served more than nine years as a Director. In order to have a more gradual refreshment of the Board and maintain a good level of average annual tenure we propose to extend Renee’s tenure by one more year. Following evaluation, she is still considered independent. Employee engagement These events afforded an opportunity for the Directors to meet with the workforce and receive their views on our new policy for workforce engagement, how our strategy is being executed, emerging commercial opportunities and the risks encountered by our businesses. During the year, 18 senior managers were invited to present to the Board on various subjects, including digital, culture, business development, risk, Vodafone Foundation, internal controls and viability. Valerie Gooding has been leading on employee engagement and attended forums in Europe and South Africa to capture the views of our workforce and report them to the Board. Furthermore, David Nish attended our Global Risk and Compliance Forum where he met colleagues from a variety of our local markets who are responsible for managing the internal controls and monitoring systems across Vodafone. The Board also had the pleasure of meeting employees at Vodafone UK and Vodafone Spain during Board visits to those markets. Understanding and managing our emerging risks There have been a number of developments in the year which have introduced new items to the Board’s agenda. Examples include the export restrictions imposed by the US and the COVID-19 pandemic. As these developments have an impact on our business and stakeholders, it has been crucial for the Board to maintain oversight, receive regular updates and dedicate time to understanding and discussing these risks as they evolve, so we can plan ahead and take appropriate action. With all this in mind, I invite you to explore in more detail how the Board is enhancing its capability and effectiveness, engaging in understanding the business and our stakeholders, and dedicating time to reflection and development. /s/ Gerard Kleisterlee Gerard Kleisterlee Chairman 2 July 2020 Compliance with the 2018 UK Corporate Governance Code (the ‘Code’) In respect of the year ended 31 March 2020 Vodafone Group Plc was subject to the Code (available from www.frc.org.uk). The Board is pleased to confirm that Vodafone applied the principles and complied with all of the provisions of the Code throughout the year. Further information on compliance with the Code can be found as follows: Board leadership and Company purposeRead more Division of responsibilities Read more Composition, succession and evaluationRead more Audit, risk and internal control Read more Remuneration Read more Disclosure Guidance and Transparency Rules We comply with the Corporate Governance Statement requirements pursuant to the FCA’s Disclosure Guidance and Transparency Rules by virtue of the information included in this “Governance” section of the Annual Report together with information contained in the “Shareholder information” section on pages 248 to 254. Policies and practices 102-107 Alignment with purpose, values and long-term strategy 96-119 Independent judgement and discretion 107-108 Committee 90 Integrity of financial statements 91-93 Fair, balanced and understandable 121 Internal controls and risk management 90-95 External auditor 90-93 Principal and emerging risks62-71 94-95 Appointments and succession planning87-89 Skills, experience and knowledge76-77 88 Length of service 73 87-88 Evaluation84-85 Diversity 87-89 Role of the Chairman 75 Division of responsibilities 74-77 Non-Executive Directors 74-77 Long-term value and sustainability 80-81 90-91 Culture 56-61 7480 Shareholder engagement82-83 98 Employee engagement 80 82 98 Other stakeholder engagement80-83 Conflicts of interest88 73 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Board leadership and Company purpose Our governance structure The Board’s role is to provide entrepreneurial leadership of Vodafone within a framework of effective controls which enable risks to be assessed and managed. The Board establishes the Company’s purpose, values and strategy, and satisfies itself that these and its culture are aligned. It is responsible for ensuring the necessary resources are in place for the Company to meet its objectives and for measuring performance against them. The Board is accountable for promoting the long-term sustainable success of the Company, generating value for shareholders and contributing to wider society. Operation of the Board and its Committees Comprised of the Chairman, Senior Independent Director, Non-Executive Directors, the Chief Executive and the Chief Financial Officer, the Board discharges some of its responsibilities directly and others through its principal Board Committees and through management. The Matters Reserved for the Board and Committee Terms of Reference were last reviewed in March 2020 and are available on our website vodafone.com. The Board is collectively responsible for ensuring leadership through effective oversight and review, it sets the strategic direction with the goal of delivering sustainable stakeholder value over the longer term, and has oversight of cultural and ethical programmes. The Board also oversees the implementation of appropriate risk assessment systems and processes to identify, manage and mitigate Vodafone’s principal risks. It is also responsible for matters relating to finance, audit and internal control, reputation, listed company management, corporate governance and effective succession planning, much of which is overseen through its principal Committees. Full details of the Committees’ responsibilities are detailed within the respective Committee reports on pages 87, 90 and 96. Board meetings are structured to allow open discussions. At each meeting the Directors are made aware of the key discussions and decisions of the three principal Committees by the respective Committee Chairs. Minutes of Board and Committee meetings are circulated to all Directors after each meeting. Details of the Board’s activities during the year can be found on pages 80 and 81. The Board held seven scheduled meetings during the year and additional meetings as required. Further information on the attendance of each Director at Board and Committee meetings can be found on page 77. Our purpose, values and culture Vodafone’s culture is shaped by our Spirit and behaviours regulated by the Code of Conduct. Together, these set out what we do and how we do it. The Spirit is explained further on page 56 and our Code of Conduct can be found on our website vodafone.com. The Board has a critical role in setting the tone of our organisation and championing the behaviours we expect to see. The Spirit launched in December and regular discussions within and across Vodafone have been encouraged to galvanise our culture with our purpose and Strategy. The cultural climate in Vodafone is measured through a number of mechanisms including policy and compliance processes, internal audit, and formal and informal channels for employees to raise concerns including our annual people survey and Speak Up, our whistleblowing programme. Speak Up is also available to the contractors and suppliers working with us. The Board is appraised of any material whistleblowing incidents. More information on Speak Up is provided on page 50. Committee of financial information. Policy Steering Advises the Executive policy compliance. The Board Responsible for the overall conduct of the Group’s business including our long-term success; setting our purpose; monitoring culture; values; standards and strategic objectives; reviewing our performance; and ensuring a positive dialogue with our stakeholders is maintained. Chief Chief Financial Executive Officer Audit and Risk Committee Reviews the adequacy of the Group’s system of internal control, including the risk management framework and related compliance activities. Monitors the integrity of financial statements, reviews significant financial reporting judgements, advises the Board on fair, balanced and understandable reporting and the long-term viability statement. 90 Read more Nominations and Governance Committee Evaluates Board composition and ensures Board diversity and a balance of skills. Reviews Board and Executive Committee succession plans to maintain continuity of skilled resource. Oversees matters relating to corporate governance. 87 Read more Remuneration Committee Sets, reviews and recommends the policy on remuneration of the Chairman, executives and senior management team. Monitors the implementation of the Remuneration Policy. Oversees general pay practices across the Group. 96 Read more Executive Committee Focuses on strategy implementation, financial and competitive performance, commercial and technological developments, succession planning and organisational development. Disclosure Oversees the accuracy and timeliness of Group disclosures and approves controls and procedures in relation to the public disclosure Risk and Compliance Committee Assists the Executive Committee in fulfilling its accountabilities with regard to risk management and Reputation and Committee Committee on reputational risks and policy matters. 74 Vodafone Group Plc

Overview Strategic Report Governance Division of responsibilities Financials Other information Board roles and responsibilities Our Chairman and Chief Executive roles are separated and clearly defined. The Board currently comprises the Non-Executive Chairman, two Executive Directors and nine Non-Executive Directors. Our Non-Executive Directors bring independent judgement, and wide and varied commercial and financial experience to the Board and Committees. A summary of each role can be found below. Chairman’s performance and communicates the results to the an orderly succession process for the Chairman. representing the Company to customers, suppliers, governments, the community and the public and enhances the Group’s reputation; team in running the Group’s business, including chairing the to the Chairman, to ensure Board effectiveness; programmes and ensuring that all Directors have full and timely efficiently; and governance developments. Company Secretary – Ensures compliance with Board procedures and provides support – Assists the Chairman by organising induction and training access to all relevant information; – Ensures the Board has high-quality information, adequate time and appropriate resources in order to function effectively and – Provides advice and keeps the Board updated on corporate Chief Executive – Provides coherent leadership of the Company, including shareholders, financial institutions, employees, the media, – Leads the Executive Directors and senior management Executive Committee; – Develops and implements Group objectives and strategy having regard to shareholders and other stakeholders; – Recommends remuneration, terms of employment and succession planning for the senior executive team; – Manages the Group’s risk profile and ensures appropriate internal controls are in place; – Ensures compliance with legal, regulatory, corporate governance, social, ethical and environmental requirements and best practice; and – Ensures there are effective processes for engaging with, communicating with, and listening to, employees and others working for the Company. Non-Executive Directors – Monitor and challenge the performance of management; – Assist in development, approval and review of strategy; – Review Group financial information and provide advice to management; – Engage with stakeholders and provide insight as to their views including in relation to workforce and the culture of Vodafone; and – As part of the Nominations and Governance Committee, review the succession plans for the Board and key members of senior management. Senior Independent Director – Provides a sounding board for the Chairman and acts as a trusted intermediary for the Directors as required; – Meets with the Non-Executive Directors (without the Chairman present) when necessary and at least once a year to appraise the Chairman; and – Together with the Nominations and Governance Committee, leads Chairman – Leads the Board, sets each meeting agenda and ensures the Board receives accurate, timely and clear information in order to monitor, challenge, guide and take sound decisions; – Promotes a culture of open debate between Executive and Non-Executive Directors and holds meetings with the Non-Executive Directors, without the Executive Directors present; – Regularly meets with the Chief Executive and other senior management to stay informed; – Ensures effective communication with shareholders and other stakeholders; – Promotes high standards of corporate governance and ensures Directors understand the views of the Company’s shareholders and other key stakeholders so they can consider them, and the section 172 Companies Act 2006 factors, in Board discussions and decision-making; – Promotes and safeguards the interests and reputation of the Company; and – Represents the Company to customers, suppliers, governments, shareholders, financial institutions, the media, the community and the public. Chief Financial Officer – Supports the Chief Executive in developing and implementing the Group strategy; – Leads the global finance function and develops key finance talent; – Ensures effective financial reporting, processes and controls are in place; – Recommends the annual budget and long-term strategic and financial plan; and – Oversees Vodafone’s relationships with the investment community. 75 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Board of Directors Leadership, governance and engagement Our business is led by our Board of Directors. Biographical details of the Directors and senior management as at 2 July 2020 are as follows (with further information available at vodafone.com/board). Gerard Kleisterlee Chairman – Independent on appointment Nick Read Chief Executive – Executive Director Margherita Della Valle Chief Financial Officer – Executive Director Valerie Gooding cbe N R Senior Independent Director and Workforce Engagement Lead N Tenure: 9 years Tenure: 1 year (as Chief Executive) Tenure: 1 year Tenure: 6 years Skills and experience: Gerard has extensive experience of senior leadership of global businesses both in the developed and emerging markets. He brings to the Group a deep understanding of the consumer electronics, technology and lifestyle industries gained from his career with Philips Electronics spanning over 30 years and continues to use this experience to oversee the development of Vodafone’s strategy and the effectiveness of its operations as a technology communications company. Skills and experience: As Chief Executive, Nick combines strong commercial and operational leadership with a detailed understanding of the industry and its opportunities and challenges. Prior to becoming Chief Executive in October 2018, Nick served as Group Chief Financial Officer from April 2014, and held a variety of senior roles including Chief Executive for Africa, Middle East and Asia-Pacific for five years and Chief Executive of Vodafone UK. Prior to joining Vodafone, he held senior global finance positions with United Business Media Plc and Federal Express Worldwide. Skills and experience: Margherita brings considerable corporate finance and accounting experience to the Board. She was Deputy Chief Financial Officer from 2015 to 2018, Group Financial Controller from 2010 to 2015, Chief Financial Officer of Vodafone’s European region from 2007 to 2010 and Chief Financial Officer of Vodafone Italy from 2004 to 2007. Margherita joined Omnitel Pronto Italia in Italy in 1994 and held various consumer marketing positions in business analytics and customer base management before moving to finance. Omnitel was acquired by Vodafone in 2000. Skills and experience: Valerie brings a wealth of international business experience obtained at companies with high levels of customer service including British Airways and as chief executive of BUPA which, together with her focus on leadership and talent, is valuable to Board discussions. External appointments: – Aviva UK Insurance, chairman – Royal Botanic Gardens, Kew, Queen’s trustee External appointments: – Royal Dutch Shell, deputy chair, senior independent director, chair of remuneration committee and member of the nomination and succession committee – ASML Holding NV chairman of supervisory board, chairman of the selection and nomination committee and member of the technology committee External appointments: – Booking Holdings Inc., non-executive director and member of nominating and corporate governance committee External appointments: – None Sanjiv Ahuja Non-Executive Director Sir Crispin Davis Non-Executive Director Michel Demaré Non-Executive Director Dame Clara Furse dbe Non-Executive Director A R R A A N Tenure: 1 year Tenure: 5 years Tenure: 2 years Tenure: 5 years Skills and experience: Sanjiv has broad telecoms expertise, having led mobile, broadband and infrastructure companies, such as Telcordia (formerly Bellcore), Orange SA, Bell Communications Research and Lightsquared, as well as considerable international experience from operating in Europe, the United States, Africa and Asia. He is the founder and chairman of Tillman Global Holdings, which provides telecommunications and renewable energy project development services. His comprehensive knowledge of the telecoms sector is valuable to B oard discussions. Skills and experience: Sir Crispin has broad-ranging experience as a business leader within international content and technology markets from his roles as chief executive of RELX Group (formerly Reed Elsevier) and the digital agency, Aegis Group plc, and group managing director of Guinness PLC (now Diageo plc). He was knighted in 2004 for services to publishing and information. He brings a strong commercial perspective to Board discussions. Skills and experience: Michel brings extensive international finance, strategy and M&A experience to the Board, gained during his 18 year career at Dow Chemical, as CFO of Baxter International (Europe), and as CFO and head of global markets of ABB Group. He was the non-executive chairman of Syngenta until the company was sold to ChemChina in 2017 and was the vice chairman of UBS Group AG for ten years. Skills and experience: Dame Clara brings to the Board a deep understanding of international capital markets, regulation, service industries and business transformation developed from her previous roles as chief executive officer of the London Stock Exchange Group plc and Credit Lyonnais Rouse Ltd. Her financial proficiency is highly valued. In 2008 she was appointed Dame Commander of the Order of the British Empire. External appointments: – AstraZeneca PLC, non-executive director – Louis Dreyfus Company Holdings BV, non-executive director – IMD Business School in Lausanne, vice chairman of supervisory board External appointments: – HSBC UK, non-executive chairman – Amadeus IT Group SA, non-executive director, chair of audit committee and member of nomination committee and remuneration committee External appointments: – Hasbro Inc., non-executive director and member of compensation committee and nominating, governance & social responsibility committee External appointments: – Tillman Global Holding LLC, chairman – JCDecaux Small Cells Limited, director 76 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Renee James Non-Executive Director Amparo Moraleda Non-Executive Director N R A Tenure: 9 years Tenure: 2 years Skills and experience: Renee brings comprehensive knowledge of the high technology sector developed from her long career at Intel Corporation where she was president. She is currently the chairman and CEO of Ampere Computing. Her extensive experience of international management, technology and the development and implementation of corporate strategy is an asset to the Board and the C ommittees of which she is a member. Skills and experience: Amparo brings strong international technology experience to the Board from her previous role as chief executive officer of the international division of Iberdola and a career spanning 20 years at IBM, where she held a number of positions across a range f global locations. o External appointments: – Airbus Group, senior independent director, chair of nominations and governance committee and remuneration committee and member of ethics & compliance committee – CaixaBank, non-executive director, chair of remuneration committee and member of innovation committee – Solvay S.A. non-executive director, chair of nomination committee and member of compensation committee External appointments: – Carlyle Group, operating executive – Oracle Corporation, non-executive director – Citigroup Inc., non-executive director and member of risk management committee and operations & technology committee – Sabre Corporation, non-executive director and member of technology committee and audit committee Committee key: A Audit and Risk Committee N Nominations and Governance Committee R Remuneration Committee Solid background signifies Committee Chair New Non-Executive Director and Chairman-Elect After a rigorous search process and subject to shareholder approval at the Company’s 2020 AGM, Jean-François van Boxmeer will become a Non-Executive Director on 28 July 2020 and will become Chairman of the Board at the close of business on 3 November 2020, at which time Gerard Kleisterlee will retire as a Director. Your Board has assessed Jean-François van Boxmeer as being independent upon appointment. Jean-François van Boxmeer will step down as Chief Executive of Heineken in June 2020 after 15 years in role and 36 years with the company. In that period, Jean-François transformed Heineken into a global organisation through a balance of strategic transactions and organic growth. The success of his strategy resulted in a nearly threefold increase in Heineken’s share price and he is credited with creating significant shareholder value. Jean-François is a member of the Shareholders Committee of Henkel AG&Co KGaA and a Non-Executive Director of Mondelèz International, Inc. He will join Heineken Holding N.V. as a Non-Executive Director in June 2020. He is Vice-Chairman of the European Roundtable of Industrialists. David Nish Non-Executive Director David Thodey N on-Executive Director A Tenure: 4 years Tenure: <1 year Skills and experience: David has wide-ranging operational and strategic experience as a senior leader and has a strong understanding of financial and capital markets through his previous directorships which include chief executive officer and chief financial officer of Standard Life plc and chief financial officer of Scottish Power plc. Skills and experience: David has extensive telecommunications and technology experience, having been chief executive officer of Telstra Corporation between 2009 and 2015 and, prior to that, holding several senior executive positions at IBM, including chief executive officer of IBM Australia and New Zealand. He was recognised for his services to business and ethical business leadership with an Order of Australia in January 2017. External appointments: – HSBC Holdings plc, independent director, chair of the audit committee and member of the remuneration committee, risk committee and nominating & corporate governance committee Notes: On 28 July 2020, Sir Crispin Davis will stand down as a member of the Audit and Risk Committee and David Thodey will become a member of the Audit and Risk Committee. The skills and experience of Directors noted on pages 76 and 77 refer to executive roles. Skills and experience are further broadened and extended by their external appointments. In aggregate, each Director contributes substantial skills, knowledge and experience to the Board. External appointments listed are only those required to be disclosed pursuant to Listing Rule 9.6 and other relevant key external appointments. See page 88 for an explanation of the Nominations and Governance Committee’s assessment of the external commitments of Directors. External appointments: – Ramsay Health Care Ltd, non-executive director – Tyro Payments Ltd., non-executive director – Xero Limited, chairman – Commonwealth Scientific & Industrial Research Organisation, chairman Board and Committee meeting attendance Nominations Audit and Riskand Governance Remuneration BoardCommittee Committee Committee Gerard Kleisterlee 7/7 –4/4– Nick Read 7/7 ––– Margherita Della Valle 7/7 ––– Sanjiv Ahuja17/7 4/4–– Sir Crispin Davis 7/7 5/5 4/4– Michel Demaré2 7/7 4/4–5/5 Dame Clara Furse dbe36/7 1/1 –3/3 Valerie Gooding cbe7/7 –4/45/5 Renee James4 5/7 –4/45/5 Samuel Jonah kbe52/2 ––2/2 Amparo Moraleda 7/7 5/5 –– David Nish 7/7 5/5 –– David Thodey6 5/5 ––– Notes: The maximum number of scheduled meetings held during the year that each Director could attend is shown next to the number attended. Additional meetings were held as required. 1 Sanjiv Ahuja was appointed to the Audit and Risk Committee on 23 July 2019. 2 Michel Demaré was appointed to the Audit and Risk Committee on 23 July 2019. 3 Dame Clara Furse was unable to attend one Board meeting due to a prior business commitment. On 23 July 2019, she stepped down from the Audit and Risk Committee and joined the Remuneration Committee. 4 Renee James was unable to attend two Board meetings due to prior business commitments. 5 Sam Jonah stepped down from the Board on 23 July 2019. 6 David Thodey was appointed to the Board on 1 September 2019. 77 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Executive Committee Delivering our strategy, driving performance Chaired by Nick Read, the Executive Committee is responsible for executing Vodafone’s strategy fulfilling of our purpose and sustainability objectives, driving robust financial performance, and ensuring a supportive business culture. year to consider the items noted below. pandemic, additional meetings were held weekly the business environment; European TowerCo European tower company, responsible October 2016, and was a member of Vodafone delivering the strategic vision. European Tower Company On 1 April 2020, Vivek Badrinath was Vivek Badrinath appointed CEO of Vodafone’s newChief Executive Officer – for overseeing the operations of ourPreviously, Vivek was CEO of Vodafone’s Rest of European tower infrastructure and the World operations, a position he held since Group’s Executive Committee until 1 April 2020. Committee meetings Each year the Committee conducts a strategy review to identify key strategic issues facing Vodafone to be presented to the Board. The agreed strategy is then used as a basis for developing the upcoming budget and three year operating plans. The Committee met ten times during the In addition, in response to the COVID-19 to assess our response to the critical needs of our business, people and communities throughout the Group. – Purpose and strategy; – Substantial business developments and projects; – Chief Executive’s update on the business and – Updates on the Group’s financial performance; – Commercial and business performance updates; – Sustainable business strategy; – New ‘social’ contract; – Brexit preparation; – Talent and succession plan updates; – Updates from the head of each Group function including updates on technology, the regulatory environment and preparation for and compliance with GDPR; – Updates from the Chief Executive Officers of each market and region; – Updates and reports on health and safety matters; and – Presentations from senior managers, including from the Group Strategy & Commercial Planning Director, Group Financial Controller and Group Mergers & Acquisitions Director. Membership The Committee is comprised of Nick Read, Chief Executive, Margherita Della Valle, Chief Financial Officer, and the senior managers as detailed on these pages. We have restructured our Executive Committee to reflect developments in our organisation. On 1 April 2020, Vivek Badrinath stepped down from the Executive Committee as he takes responsibility for our new European Towers business, and the Chief Executive of Vodacom Group, Shameel Joosub, joined the Executive Committee, reflecting the significance of Vodacom within the Group. In September 2019, we welcomed our new CEO of Vodafone Business, Vinod Kumar, who is driving our enterprise business globally, bringing with him considerable experience from Tata Communications Ltd. Biographies for Nick Read and Margherita Della Valle can be found on page 76. Nick Read Margherita Della Valle Chief ExecutiveChief Financial Officer 78 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Rosemary Martin Group General Counsel and Company Secretary Responsibilities Rosemary is responsible for managing Vodafone’s legal risk and for providing legal, compliance and company secretariat services to the Group. She advises the Board on corporate governance matters and manages Vodafone’s relationship with the Company’s registrar. Ahmed Essam Chief Commercial Operations and Strategy Officer Responsibilities Ahmed is responsible for Vodafone’s global commercial operations and strategy, as well as innovation and transformation projects, including the Company’s digital transformation programme. Dr Hannes Ametsreiter Chief Executive Officer – Vodafone Germany Responsibilities Hannes is responsible for defining Vodafone’s strategy in Germany, positioning Vodafone Germany as a Gigabit company, delivering the strategic vision, executing commercial plans and delivery against KPIs. He is also responsible for shaping Vodafone’s leadership role in digital technologies. Aldo Bisio Chief Executive Officer – Vodafone Italy Responsibilities Aldo is responsible for defining Vodafone’s strategy and operating model in Italy, delivering the strategic vision, executing commercial plans and ensuring delivery against KPIs. António Coimbra Chief Executive Officer – Vodafone Spain Responsibilities Antonio is responsible for defining Vodafone’s strategy and operating model in Spain, delivering the strategic vision, executing commercial plans and ensuring delivery against KPIs. Leanne Wood Chief Human Resources Officer Responsibilities Leanne is responsible for leading Vodafone’s people and organisation strategy which includes developing strong talent and leadership, effective organisations, strategic capabilities and an engaging culture and work environment, thereby building strong capabilities in Vodafone to deliver growth. Johan Wibergh Group Technology Officer Responsibilities Johan is responsible for leading Vodafone’s global technology organisation. His role is integral to developing Vodafone’s convergence strategy on a global scale. Serpil Timuray Chief Executive Officer – Europe Cluster Responsibilities Serpil oversees Vodafone’s operations in the Netherlands, Portugal, Ireland, Greece, Romania, Czech Republic, Hungary, Albania, and Turkey. This includes defining strategy and the operating model, delivering the strategic vision, executing commercial plans and ensuring delivery against KPIs. Vinod Kumar Chief Executive Officer – Vodafone Business Responsibilities Vinod is responsible for Vodafone’s enterprise business globally, defining Vodafone’s strategy and operating model, delivering the strategic vision, executing commercial plans and ensuring delivery against KPIs. Joakim Reiter Group External Affairs Director Responsibilities Joakim is responsible for leading Vodafone’s engagement with external stakeholders, defining Vodafone’s strategy, execution and delivery on policy and regulation, campaigns, communications, security, Vodafone Foundation, and issues important to the communities in which we operate, thereby driving Vodafone strategic positioning and ‘social’ contract. Nick Jeffery Chief Executive Officer – Vodafone UK Responsibilities Nick is responsible for Vodafone’s operations in the UK, defining Vodafone’s strategy and operating model, delivering the strategic vision, executing commercial plans and ensuring delivery against KPIs. Shameel Joosub Chief Executive Officer – Vodacom Group Responsibilities Shameel joined the Executive Committee on 1 April 2020. He is responsible for the Vodacom Group, defining Vodacom’s strategy and operating model, delivering the strategic vision, executing commercial plans and ensuring delivery against KPIs. 79 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Board activities What the Board did this year Board activities are structured to develop the Group’s strategy and to enable the Board to support executive management on the delivery of it within a transparent governance framework. The table below sets out the key areas of focus for the Board’s activities and topics discussed during the year. Strategy To provide entrepreneurial leadership Purpose To establish Company purpose 5G auctions in Germany, Hungary and Czech Republic The Board, in balancing the capital demands of the business, considered the appropriate resource to be made available for these core assets and set acceptable thresholds for auction cost. 254 Read more about 5G spectrum auctions on pages 254 to 257 Alignment The Board assessed the Purpose pillars and how Purpose, Strategy and ‘The Spirit of Vodafone’ are aligned to form an integrated plan for the Company. Read more about our purpose pillars on pages 16 to 19 and the Spirit on page 56 16 European towers The decision to create Europe’s largest tower business followed a period of intensive review and consideration by the Board, supporting our strategy to improve asset utilisation and also explore monetisation opportunities for our tower assets. 24 Read more about our European towers on page 24 Digital ‘First’: agile and culture The Board received dedicated updates on the strategy for, and pace of, change within the business as we digitalise our processes and promote a culture that is passionate about the digital society. 23 Read more about Digital ‘First’ on page 23 Sustainability To ensure long-term sustainable success Focus on two scaled platforms – Europe and Africa As part of our revised strategy to focus on core markets, the Board regularly received information from the responsible Executive Committee members to understand in greater depth the risks and opportunities to set strategies for the growth of core markets and for the management and divestment of non-core markets. 25 Read more about our divestments on page 25 ‘Social’ contract The Board discussed the development of a new ‘social’ contract. This initiative by Vodafone, in collaboration with other telecommunications companies, represents the partnership we want to develop with governments, policy makers and civil society to create a digital society that works for citizens and businesses alike. 52 Read more about our ‘social’ contract on pages 52 to 55 Network sharing The Board reviewed a number of network sharing arrangements across our major European markets. 24 Read more about our network sharing on page 24 Meet the Board Day In November, representatives from the Board had the opportunity to meet investors to discuss sustainability challenges and goals, improving our understanding of the expectations of investors. 82 Read more about our Meet the Board Day on page 82 Internet of Things The Board considered customer needs when reviewing strategies for the development of V by Vodafone products and network operations to support the growing demand for Internet of Things (‘IoT’). 8 Read more about our work on IoT on page 8 Culture To promote the desired culture . The Spirit of Vodafone Progress with our newly launched cultural programme, ‘The Spirit of Vodafone’, was reported to, and monitored by, the Board. It was important for the Board to capture the sentiment of the workforce and measure the success of the programme. 56 Read more about ‘The Spirit of Vodafone’ 56 to 61 Speak Up The Board received updates on material issues raised through our Speak Up channel and reviewed the output of investigations, including any remedial action taken. 50 Read more about Speak Up on page 50 80 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Capital To ensure necessary resources are in place Risk and controls To ensure a framework of prudent and effective controls is in place Green bond In line with the International Capital Market Association, the approval of the issuance of green bonds in 2019 enabled capital investment specifically to fund our green projects that support our goal to reduce our environmental impact by 50% by 2025. 46 Read more about our green bond framework on page 46 System of internal control Details of the operation of our internal risk and compliance processes informed the Board’s discussions on culture and operational matters. Read more about our system of internal control on pages 94 and 95 94 Risk tolerance and risk management The Board reviewed management’s identification and assessment of the top ten principal risks and their impact on strategy and commercial initiatives. Dividend The Board established a progressive dividend policy. It carefully considered the approval of the interim dividend and its recommendation for the final dividend, taking into account our capital allocation priorities to support investment in critical infrastructure, reduce leverage towards the lower end of our target range, and maintain returns to shareholders. 174 Read more about our dividend policy on page 174 Read more about our risk tolerance and management on pages 127 to 131 62 COVID-19 The COVID-19 global pandemic has created an unprecedented challenge for the global economy, and the Board was appraised of the considerations and actions taken by management to protect the health and safety of our people whilst we continue to provide critical services to our customers and emergency services. 54 Read more about our response to COVID-19 on pages 54 and 55 US bonds As part of its oversight of our business’ long-term funding requirements, the Board receives annual updates on activity related to our two bond programmes; the US shelf programme listed on NASDAQ and the EMTN programme listed in both London and Dublin, to ensure cost efficient and dependable financial resources are available to the business. 193 Read more about our US bonds programme on page 193 Stakeholders Engagement and participation with stakeholders Principal suppliers Nick Read held a meeting with our key suppliers in California to discuss matters of mutual interest regarding the industry environment and geo-political developments. 83 Read more about Nick’s meeting with our key suppliers on page 83 Other Brexit The Board considered the likelihood and potential impact of a no-deal Brexit on the Company and its stakeholders, with particular focus on Vodafone UK and Business. 68 Read more about our assessment of Brexit on page 68 Vodafone Foundation The charitable work of the Vodafone Foundation undertaken in 2019, and proposals for 2020, were reported to the Board to inform decisions on funding and the strategic direction of the Foundation’s work. 40 Read more about our Vodafone Foundation on pages 40 to 51 Health and safety The Board received reports on health and safety initiatives, considering the wellbeing of the people working for and with us throughout the Group. The Board noted with regret the deaths of three employees within Vodafone Business during the year and requested detailed reports on the ongoing work being undertaken to eliminate the risk of fatalities and work-related safety incidents. 60 Read more about health and safety on pages 60 and 61 . Ensuring our culture is aligned with purpose and strategy The Board played a key role in the launch of the Spirit of Vodafone, which captures the beliefs and behaviours of our people, being mindful of the considerations noted below. – Whether a new cultural programme was important for our people to support them in executing our strategy – What lessons could be learnt from our past experiences and the experiences of other companies – The role of culture as a differentiator – The opinions of employees – Plans for employee engagement and roll-out – The role of reward – Culture as an enabler of our purpose and strategy The Board looks forward to monitoring the success of its launch, and its contribution towards driving our strategy, using a variety of metrics including the results of periodic all-employee surveys. 81 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Engaging with our stakeholders Promoting the success of Vodafone Pursuant to the 2018 UK Corporate Governance Code, Vodafone is required to provide information on how the Directors have performed their duty under section 172 of the Companies Act 2006 to promote the success of Vodafone, including how these matters and the interests of Vodafone’s stakeholders have been taken into account in Board discussions and decision-making. Decisions are made by the Board which can impact one or more of our key stakeholder groups in quite different ways. This requires a considered and balanced approach to decision-making, ensuring high-quality information is provided to the Board in a timely manner, and diversity of thought and open discussion amongst Directors is encouraged by the Chairman during meetings. Our 2020 internal effectiveness review concluded that high-quality information was received by the Board and appropriate time was allowed for Board discussion. Our key stakeholder groups are identified as most likely to be affected by the principal decisions of the Board and include our customers, our people, our suppliers, our local communities and non-governmental organisations, regulators and governments and our investors. Further details of the Company’s interaction with stakeholders is provided on pages 12 and 13. Valerie Gooding attended meetings of the European Employee Consultative Committee in July 2019, and the South Africa National Consultative Committee in January 2020. At these events, Valerie gave an overview of engagement initiatives and global policies and practices impacting those colleagues, following which employees were able to communicate their views on the most pressing issues and concerns for their local market. Key topics raised included Brexit, age considerations in the context of Vodafone’s push for digitalisation, and fair pay between functions and trust in management. The tone of these meetings was positive and feedback received showed that the engagement was effective. Output from these events was reported back to the Board and it was agreed to continue with this mechanism of engagement, for Valerie to feed back to the employee committees, and for external development trends to be monitored so that future employee engagement can address those issues. David Nish attended our 2019 Global Risk and Compliance Forum where he met colleagues from a variety of our local markets who are responsible for managing internal controls and monitoring systems. The engagement offered David an opportunity to directly gather the views of senior managers on important questions around the successes and challenges posed by the Company’s operations and risk landscape. Stakeholder engagement The Board takes stakeholder engagement seriously because we appreciate the fundamental need to build a holistic view of our business to promote a strategy which takes account of the broader operating environment. Directors benefit from improved insight into the needs of our stakeholders, provoking discussion of the potential risks and opportunities for our business in satisfying those needs, and understanding the potential impact of decisions on affected stakeholders. Better insight and diversity of perspectives leads to more productive and balanced Board discussions on complex issues and, as a result, decisions are well-considered. Our Board is committed to engaging with stakeholders directly wherever possible. Provided below is an overview of the Board’s engagement with our key stakeholder groups during the year. Our Investors Throughout the year, the Board regularly engaged with investors. At our annual general meeting, shareholders have the opportunity to ask questions to the Board and, following each release of our quarterly financial results, we deliver a presentation and hold a question and answer session with analysts and investors. In addition, following the release of our results, Nick and Margherita embark on roadshows with the senior management team to visit institutional investors, to hold detailed discussions about our performance and strategy execution. In 2019, we held our first Meet the Board Day. Our purpose pillars (as discussed in detail on pages 16 to 19) are Digital Society, Inclusion for all and Planet. We recognise all our stakeholders have an interest in our commitments, but in particular our institutional investment community who are increasingly engaging with issuers on sustainability matters. With this in mind, we wanted to present our purpose, explain how it interplays with our strategy and culture, and demonstrate the benefits that our purpose brings to our wider stakeholder groups, including our customers, employees and communities. As well as receiving presentations from Gerard, Valerie, David Nish and Nick, investors had the opportunity to attend breakout sessions to discuss these matters face-to-face with members of the Executive Committee and senior managers responsible in these areas, to ask questions and receive feedback, hearing from and engaging with members of the Board. Further information and materials from the Meet the Board Day can be viewed at investors.vodafone.com/esg. Our People A number of engagement and feedback mechanisms for our employees are well established at Vodafone, including Speak Up, business leader Q&A sessions, the Vodafone News app and Workplace, our internal digital communications platform. These enable timely and tailored communications to employees on topics most relevant to their role and which they are most interested in, in recognition of the geographical and operational diversity of our workforce. We are aware that our global workforce also includes contractors and others, so we also assess appropriate mechanisms for engaging with those groups. In response to COVID-19 changing the way we work, we quickly introduced a global pulse survey which regularly seeks the views of our employees. It was encouraging to see strong levels of engagement and positive themes highlighted. These themes were communicated back to employees and fed into Board updates on our COVID-19 response. During the year, high potential individuals were invited to Board dinners to give them an opportunity to interact directly with the Directors and discuss industry developments and key challenges and opportunities in the technology and telecommunications sectors. 82 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Our Local Communities and Non-Government Organisations The Board continues to be fully supportive of the Vodafone Foundation’s important work improving the lives of the people living in our local communities and supporting the valuable work of Non-Government Organisations. During the year, Nick visited local markets in Africa to experience the tremendous positive impact the Vodafone Foundation is having in our local communities, and to understand the ways Vodafone can help to support the social and economic prosperity of those communities. The Board played a key role in the development of our new ‘social’ contract, which sets out our vision of the closer relationships we want to foster with governments, policy makers and civil society. It will also continue to monitor the ways in which the ‘social’ contract is demonstrated in practice. This is explored in detail on pages 52 and 55. Governments and Regulators The roll-out of 5G infrastructure and related security considerations, industry competition and the future of IoT are important issues for governments and regulators as well as Vodafone. Throughout the year, members of the Senior Leadership Team are invited to discuss these issues with governments and regulators, either as part of long-term planning initiatives or in reaction to specific events. Decision-making Faced with the sudden and unprecedented short-and long-term impact of the COVID-19 pandemic, both social and economic, it is important for the Board to demonstrate the strength of its leadership through fair and balanced decision-making. As the interests of key stakeholder groups continue to evolve, the Board will maintain its engagement to ensure their interests continue to be well understood in order to be appropriately considered and balanced in Board decision-making. Principal decisions are assessed as material to the Group’s strategy. The two case studies below demonstrate how the interests of key stakeholders have been factored into decision-making by identifying the relevant impacted stakeholder groups, the likely impact of a particular decision on each group, and any mitigating steps the Board required to manage the impact on affected groups. Our Suppliers Nick held a meeting with key suppliers in California to talk about challenges to the industry, to develop an improved understanding of their views and to identify future commercial opportunities He reported his findings to the Board, highlighting that our suppliers are aligned with us on their future aspirations to invest in robust 5G technology and to develop enterprise and mobile edge computing. customers in those territories as operating efficiencies allow us to realise significant product offerings across fixed, mobile and TV, and to keep innovating and improving our operations in each country, an integrated senior management team from day and a phased plan to ensure business as usual activities were not compromised of executing on our promised strategy to become a fully convergent player in Europe. revenue growth and operating margins in our core markets. This should ultimately Integration of acquired Liberty Global assets Interests of stakeholders: The acquisition was a significant milestone to ensure we strengthen our convergence capabilities across our European operations, in line with our Group-wide strategy. Vodafone became the owner of the largest Gigabit-capable next-generation network infrastructure in the region. Positive results are expected for both Vodafone and its cost synergies as well as to provide higher quality of service, to launch convergent customer experience throughout. During the integration, concerted effort from employees across Vodafone and acquired operations was needed to ensure that assets were effectively incorporated into our networks and convergent products and propositions could be deployed for the benefit of our customers. The Board understood that affected employees would be concerned about business disruption and potential job losses as a result of integration, and were satisfied that management had considered mitigating steps. These included a fair selection process through a third party for the management positions across both one, a clear and open communication from the management to all employees, by integration projects. For our shareholders, the Board considered the acquisition another example Utilising our capital in this way demonstrates the Board’s focus on continuing to drive deliver improved value to our shareholders. What happened: In August 2019, we announced the completion of the purchase of Liberty Global’s assets in Germany, the Czech Republic, Hungary and Romania. A significant amount of planning was done between announcement of the acquisition and completion which enabled a fast start to integration activities and synergies delivery, whilst continuing day-to-day operations to meet the stand-alone business plans. European TowerCo Interests of stakeholders: TheBoardrecognisedthatVodafonehadanopportunity to improve asset utilisation, highlight the value of its tower assets, and explore monetisation opportunities. For our valued colleagues working with our tower assets, this presented both a daunting change and a huge opportunity. The pan-European nature of the new European TowerCo afforded an opportunity to improve working relationships across Europe by sharing best practice and working closely together. The dedicated time and resource of a central management team would allow greater focus on strategic development of the towers assets, and management teams in our local markets would be able to focus on other strategic initiatives. In respect of our suppliers, there was also an opportunity to strengthen relationships by dealing with the new European TowerCo for all service and hardware support for our tower infrastructure across Europe. The Board considered the overall impact of organisational change and believed that an accelerated process of demerging assets and operations would reduce disruption and generate benefits faster. What happened: In July 2019, we announced the creation of Europe’s largest tower business, placing all our towers assets across Europe into a European tower company (‘European TowerCo’). 83 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Induction, development and evaluation Effective use of our skills and experience and improving our performance The Board recognises that it needs to continually monitor and improve its performance. This is achieved through the annual performance evaluation, full induction of new Board members and ongoing Board development. The conclusions of this year’s review have been positive and confirmed that the Board remains effective. Process undertaken for our internal evaluation In accordance with the 2018 UK Corporate Governance Code and our three year cycle, the 2020 Board evaluation was conducted internally with the assistance of Lintstock. Lintstock is considered fully independent as it does not have a relationship with the Board or any Director. Below is an overview of how the evaluation was conducted. Structure The Chairman and Company Secretary worked together with Lintstock to devise a structure for the internal evaluation process to enable a rigorous review of the Board as a whole, its Committees and individual Directors’ contributions to Board discussions and decision-making. In particular, the review was designed to see if the following two actions identified from the 2019 external evaluation had been taken: – More opportunities for Non-Executive Directors to visit more of our local markets. – More senior managers to be present at Board meetings to engage directly with the Board. Evaluation process A tailored Board questionnaire was compiled to gather and distil feedback. The objectives of the review were to provide an assessment of Vodafone Group’s Board effectiveness and governance, including the effectiveness of its Committees. Lintstock collated the responses from Directors and presented reports to the Board and its Committees on the input received in the evaluation. Evaluation findings The Board’s and individual Directors’ engagement with the Executive Committee, senior managers, high potential employees had improved, with more opportunities for discussion with external business leaders. More time devoted to discussion around strategic matters and succession planning was positively received. be found below. 2019 2020 2021 Our three year Board evaluation cycle External evaluation:Internal evaluation:Internal evaluation: facilitated by Raymond Dinkinfacilitated by Lintstock,further details will be provided of Consilium, which has no otherwhich has no otherin next year’s report. connection with Vodafone.connection with Vodafone. Further information can Step 1 Step 2 Step 3 Board insights Progress against 2019 actions In the 2019 Board effectiveness review, it was agreed that more opportunities for Non-Executive Directors to visit local market would be developed. After each visit Directors would provide feedback to the Chief Executive and, as appropriate, the Board. Going forward, it was agreed that more senior managers would present at Board meetings to enable direct engagement with the Board. This year’s finding In total the Directors visited five local markets in FY20: Valerie Gooding joined Nick Read on his visit to Vodafone Spain. Sanjiv Ahuja, Michel Demaré and Amparo Moraleda together visited Vodafone Italy. The Board visited Vodafone Spain and Vodafone’s UK Digital Centre. Twelve executives and 18 senior managers presented to the Board during the year on a diverse range of topics. See page 82 for details on the Non-82 Executive Directors’ visits to our local markets during the year Action for 2021 Developing the Board’s understanding of the Company’s regulators and further attention on customers will be in focus for FY21. 84 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Progress against 2019 actions it was agreed that, when deciding the the Chairman and Chief Executive together that sufficient time is allocated to items to allow time for deeper discussion. and informative material on developments The 2020 Board review was positive about matters in Board meetings. Board in the year are shown on page 80. presented to the Board and colleagues 80 Board’s activities during the year Strategy In the 2019 Board effectiveness review, agenda for Board meetings during the year, with the Company Secretary would ensure relating to the execution of the strategy This year’s finding the increase in time devoted to strategy The key strategic items presented to the The strategy process has been preparations for, and conversation in, See pages 80 and 81 for details of the Action for 2021 reviewed to enhance the the Board’s Strategy meeting. Board training and development Progress against 2019 actions In the 2019 Board effectiveness review, it was agreed to invite speakers from other technology companies to meet with the Board, and for improved efforts to be made to ensure Directors are provided with timely impacting Vodafone’s operating environment during the year. This year’s finding Michael Wade, Cisco Chair in Digital Business Transformation and Professor of Innovation and Strategy at IMD, from Vodafone UK during the Board’s visit to Vodafone UK’s Digital Centre. customer insights and to develop of Vodafone Business. See page 86 for details of the Board’s 86 training and development during the year Action for 2021 The Board wants to better understand its understanding and oversight Board composition Progress against 2019 actions In the 2019 Board effectiveness review, it was agreed that the Board would continue to use opportunities in its natural lifecycle to address identified skills gaps to ensure that the Board’s composition is aligned with the Company’s strategic goals, including to further strengthen the telecommunications experience on the Board. This year’s finding The appointment of David Thodey as a Director in FY20 brought further telecommunications skills and experience to the boardroom. Further details of David’s appointment and induction is presented on page 88. Jean-François van Boxmeer met the criteria set for the Chairman role which included: a former CEO of a large multinational business; an affinity for technology; broad international experience; a proven leader driving top and bottom-line growth; a strong reputation with the investment community; the stature to represent Vodafone well at senior political, regulatory and business levels; with the intellect, judgement and insight to bring strategic challenge; and the temperament to be an effective Chairman able to create and leverage a collegial and high-performing Board. See page 88 for details of David Thodey’s 88 appointment process Action for 2021 The focus for FY21 will be Jean-François van Boxmeer’s induction and the transfer to him of the Chairman role. 85 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Induction, development and evaluation (continued) Board induction and development We believe good decision-making is enabled by a deep understanding of our operations and people. All our Directors commit their time to complete an induction and ongoing training programme. Board induction We have a comprehensive induction programme in place for our newly appointed Directors and each new Director is provided with a tailored induction programme to suit their individual needs. This involves meetings with other members of the Board, Executive Committee members and senior management, it also covers technical briefings and site visits. During the induction, each Director is encouraged to identify areas which they would like additional information on, or further meetings, which are then arranged by the Company Secretary. On completion of the induction programme, all new Directors have sufficient knowledge and understanding of the business to enable them to effectively contribute to strategic discussions and oversight of the Group. On joining the Board, David Thodey was provided with an induction programme which has been designed to ensure he gains a full understanding of the Group, including discussions with senior managers on strategy, brand and innovation, operations, our people, remuneration, external affairs, finance, legal and governance matters. Further activities and visits to local markets are planned for the coming year. Further details of David’s appointment and induction are provided on page 88. A comprehensive, tailored induction programme for Jean-François van Boxmeer is being planned and further details of this will be provided in the 2021 Annual Report. Local markets The annual strategy day is a significant event within the annual calendar. This year the Board held its strategy day in Madrid, where members of the senior management team and high potential employees met with the Board to discuss the Spanish economy and political scene, Vodafone Spain’s business and our Spanish colleagues’ views on the Group’s strategy and how it is being implemented by Vodafone Spain. Directors are also given the opportunity to visit other local markets individually. During the year, site visits were made by Board members to the following local markets: Italy, Spain and the UK. These visits help to improve the breadth and depth of their knowledge of Vodafone and engagement on an individual level with senior management and employees in the respective markets. Local market focus sessions were also held during Board meetings covering the German, South African, Spanish, Turkish, and Europe Cluster markets. Operating environment Board meetings included sessions on Vodafone’s competitive landscape and political and regulatory trends and developments and their implications for Vodafone in addition to the regular updates provided on business development. As the COVID-19 pandemic impacts our operations globally, the Board has received, and will continue to receive, detailed reports on action being taken by the Company to respond to changing and new opportunities and risks. The Board will continue to receive regular deep dives into key local markets and updates on our global enterprise business. Legal and governance updates The Group General Counsel and Company Secretary provided updates on current legal and governance issues. These included updates on the Group’s compliance with the 2018 UK Corporate Governance Code and The Companies (Miscellaneous Reporting) Regulations 2018 (the ‘Regulation’). All Directors have access to the advice and services of the Group General Counsel and Company Secretary. Directors may take independent legal and/or financial advice at the Company’s expense when it is judged necessary in order to discharge their responsibilities effectively. No such independent advice was sought in FY20. Board training and development To assist the Board in undertaking its responsibilities, ongoing training is provided for all Directors and training needs are assessed as part of the Board evaluation procedure. The Board programme includes regular presentations from management, site visits and informal meetings, to build their understanding of the business and sector. During the past year, Directors received regular training on our local markets, our operating environment and recent legal and governance developments impacting Vodafone. 86 Vodafone Group Plc

Overview Strategic Report Governance Nominations and Governance Committee Financials Other information On behalf of the Board, I am pleased to present the Nominations and Governance Committee Report for the year ended 31 March 2020. This past year, the main focus of the Committee has been Board and Executive Committee composition, succession planning and corporate governance matters. In particular, time and attention has been duly dedicated to my and Renee’s succession. The Committee was delighted to welcome David Thodey to the Board as a new Non-Executive Director in September 2019. An insight into the Committee’s appointment process for David can be found on page 88. The Committee promotes a diverse Board and Executive Committee. To select the most suitable candidates, the Committee considers the skills, experience and attributes required to drive Vodafone forward successfully in fulfilment of its purpose and strategic goals. As Chairman of the Committee, I take an active role in overseeing the progress made towards improving diversity in appointments in a way that is consistent with the long-term strategy of the Group. The Committee will continue to monitor balance on the Board to ensure we have sufficiently deep and broad expertise, and will recommend further appointments as appropriate. Our Executive Committee has experienced several changes designed to support our strategic focus on markets in Europe and Africa, driving radical simplification, utilising our assets and becoming the partner of choice. Details of these changes can be found on page 88. Our commitment to diversity and technology skills extends beyond the Board and Executive Committee. The Committee reviews initiatives which aim to develop the talent pipeline. Further details of our programmes to manage talent can be found on page 58. As always, the Committee has reviewed action taken to comply with the Code and other legal and regulatory obligations during the year. Changes to the Board and Committees Following the 2019 AGM, Samuel Jonah stepped down from the Board after ten years of service and David Thodey was appointed with effect from 1 September 2019. As announced at our 2019 AGM, Dame Clara Furse became a member of the Remuneration Committee and stepped down from the Audit and Risk Committee, whilst Sanjiv Ahuja and Michel Demaré were appointed as members of the Audit and Risk Committee. On 22 May 2020 it was announced that subject to shareholder approval at the 2020 AGM, Jean-François van Boxmeer would be appointed as a Non-Executive Director with effect from 28 July 2020 and will become Chairman on 3 November 2020. It was also announced that on 28 July 2020 Sir Crispin Davis will stand down as a member of the Audit and Risk Committee and David Thodey will become a member of it. Assessment of the independence of the Non-Executive Directors All Non-Executive Directors have submitted themselves for re-election at the 2020 AGM. The Committee reviewed the independence of all the Non-Executive Directors pursuant to the Code. All are considered independent and they continue to make independent contributions and effectively challenge management. At the time of the 2020 AGM, Renee James’ and my tenure will exceed nine years, the limit under the Code. At the Board’s request I will stand for re-election as a Director at the 2020 AGM for a limited period of time to facilitate a smooth transition of the Chair role and to provide continuity in the current circumstances. The Board has also asked Renee James to stand for re-election at the 2020 AGM as she continues to demonstrate independent judgement in Board and Committee discussions and her re-election would support succession planning and ensure the Board remains diverse. Renee continues to provide challenge, diversity of thought and objectivity, and her considerable external experience provides invaluable technology expertise and insight to the Board. The Nominations and Governance Committee (‘the Committee’) continues its work of evaluating the composition of the Board and ensuring that our governance is effective. Key objective: To evaluate the composition of the Board and ensure that it comprises individuals with the necessary diversity, skills, knowledge and experience to ensure that it is effective in discharging its responsibilities and to have oversight of all matters relating to corporate governance. Responsibilities: – Assessing the composition, structure and size of the Board and its Committees and leading the process for appointments to the Board; – Succession planning for the Board and Executive Committee, taking into account diversity and the need for an orderly succession; – Overseeing the performance evaluation of the Board, its Committees and individual Directors; and – Monitoring developments in all matters relating to corporate governance, bringing any issues to the attention of the Board. The Committee is comprised solely of independent Non-Executive Directors. The Committee had four scheduled meetings during the year, and attendance by members at Committee meetings can be seen on page 77. Committee meetings were attended by Committee members with other individuals and external advisers invited to attend all or part of the meetings as appropriate. A summary of highlights of the Committee’s work during the year and key areas for its focus in the coming year are set out below. Highlights from the year: – Dedicated Chair succession planning by a sub-committee led by Valerie Gooding which resulted in the appointment of Jean-François van Boxmeer with effect from 28 July 2020, subject to shareholder approval. – Appointment of David Thodey to the Board with induction programme currently underway. – Overseeing the changes to the Executive Committee. Key areas of focus for the next year: – Jean-François van Boxmeer’s induction and the handover of the Chairman role. – Board and Executive Committee succession planning in order to maintain their necessary balance of skills, knowledge and experience to remain effective. – Continuing to monitor compliance with the Code and future regulatory updates. Chairman: Gerard Kleisterlee Chairman of the Board Members: Sir Crispin Davis Valerie Gooding Renee James 87 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Nominations and Governance Committee (continued) Jean-François van Boxmeer will be considered independent upon appointment on 28 July 2020, in accordance with the requirements of the Code. The Executive Directors’ service contracts and Non-Executive Directors’ appointment letters are available for inspection at our registered office and will be available on display at the 2020 AGM. Management of conflicts of interest The Committee and the Board are satisfied that the external commitments of the Non-Executive Directors and of me, your Chairman, do not conflict with our duties and commitments as Directors of the Company, and that each Non-Executive Director is able to dedicate sufficient time to the Company’s affairs. Directors have a duty under the Companies Act 2006 to avoid a situation in which they have or may have a direct or indirect interest that conflicts or might conflict with the interests of the Company. This duty is in addition to the existing duty owed to the Company to disclose to the Board any interest in a transaction or arrangement under consideration by the Company. Our Directors must: report any changes to their commitments to the Board; immediately notify the Company of actual or potential conflicts or a change in circumstances relating to an existing authorisation and complete an annual conflicts questionnaire. Any conflicts or potential conflicts identified are considered and, as appropriate, authorised by the Board in accordance with the Company’s Articles of Association. A register of authorised conflicts is also reviewed periodically. During the financial year, no actual or potential conflicts were identified. The Committee is comfortable that it has adequate measures in place to manage and mitigate any actual or potential conflicts of interests that may arise in the future. Board evaluation In accordance with the Code, Vodafone conducts an annual evaluation of Board and Board Committee performance, which every Director engages in. This year, an internal evaluation of the performance of the Board and Committees was facilitated by Lintstock which has no other connection with Vodafone. The details of the outcome of this review and the actions to be addressed during the financial year ending 31 March 2021 can be found on pages 84 and 85. Succession planning The Committee monitors the length of tenure and the skills and experience of the Non-Executive Directors to assist in succession planning. Details of the length of tenure of each of the Directors can be found on pages 76 and 77 and a summary of the skills and experience of the Non-Executive Directors is presented in the top right hand side. The Committee is confident that the Board has the necessary mix of skills and experience to contribute to the Company’s strategic objectives. A sub-committee led by our Senior Independent Director, Valerie Gooding, and excluding me, instructed MWM Consulting, to assist in the search for a new Chair. Spencer Stuart, another executive consultancy, assisted in the process. Spencer Stuart conducts other assessment and search assignments for the Company. MWM Consulting has no other connection with Vodafone. Both firms are accredited firms under the Enhanced Code of Conduct for Executive Search Firms. A role profile was prepared (see page 85 for a summary of the criteria for the role) and a longlist of potential candidates was considered by the sub-committee. A shortlist was prepared and interviews conducted. The search culminated in the Board recommending to shareholders that Jean-François van Boxmeer be appointed as a new Non-Executive Director at the AGM on 28 July 2020 and that he succeed me as Chairman of the Board with effect from the close of business on 3 November 2020. The Committee has also been regularly informed on succession planning for the Executive Committee. During the year the following changes were made to the Executive Committee: – On 1 September 2019 Vinod Kumar was appointed as CEO Vodafone Business and a member of the Executive Committee. – With effect from 1 April 2020 Vivek Badrinath was appointed as CEO European Towers and stepped down from the Executive Committee. – With effect from 1 April 2020 Shameel Joosub, CEO Vodacom, was appointed as a member of the Executive Committee. Experience and skills Non-Executive Directors Consumer goods and Media services/Marketing Finance Technology/Telecoms Emerging markets Political/ Regulatory Appointment process When recruiting new members of the Board, the Committee adopts a formal and transparent procedure with due regard to the diversity, skills, knowledge and level of experience. David Thodey, Non-Executive Director The Committee identified the need for a Non-Executive Director with extensive telecoms and technology experience. David, having been the CEO of a leading telecoms and information services company in Australia and having held senior executive positions in a leading software company, was appointed following a rigorous interview process. External search consultancy, Russell Reynolds Associates, was engaged to support the recruitment process. It has no other connection with the Company other than providing recruitment services and is an accredited firm under the Enhanced Code of Conduct for Executive Search Firms. Following his appointment, David is undertaking a thorough induction which we expect to complete within the first year of his appointment. An overview of the steps leading to David’s election as a Director and induction process can be found below: Step Step Step Step 1234 Engage with searchShortlisting Interview process Recommendation consultancy andof candidates bywith Committee to the Board provide them Committee.members and Chief on the chosen with a search Executive.candidate. specification. Step Step Step Step 8765 Site visits Election byFace-to-faceAppointment terms to local markets &shareholdersmeetings with drafted and agreed operations.at AGM.the executive and with the selected senior managers.candidate. David Thodey Appointed as a Non-Executive Director on 1 September 2019 88 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Diversity In line with Vodafone’s Board Diversity Policy, the Committee is firmly committed to supporting diversity and inclusion in the boardroom in compliance with the Code and acknowledges the importance of diversity and inclusion to the effective functioning of the Board. As set out in our Board Diversity Policy, Vodafone’s long-term ambition is to increase diversity on our Board in all forms. This includes diversity of skills and experience, age, gender, disability, sexual orientation, gender identity, cultural background or belief and in cognitive thinking. The Committee annually reviews and agrees the Board Diversity Policy and monitors the progress made at Board and senior management levels during the financial year. For the technology sector to reach its full social and economic potential, it needs to more fairly reflect the world in which we operate. Diversity at Vodafone extends beyond the Board to the global workforce. The Committee has been and continues to monitor Vodafone’s compliance with targets and best practice recommendations set for gender diversity by the Davies Report and Hampton-Alexander Review and for ethnic diversity by the Parker Review. Having met the Davies Report’s recommendation for 25% female Directors on the Board, we continue to work to meet the target in the Hampton-Alexander Review that by 2020 at least 33% female Board and Executive Committee positions and direct reports of the Executive Committee (the ‘Senior Leadership Team’). We are pleased to report that as at 31 March 2020 five women and seven men served on the Board, meaning 41.7% of our Board roles are currently held by women and the Board composition exceeds both targets. Over and above this, Vodafone has been recognised in the Female FTSE Board Report 2019 by Cranfield University for having women occupying our Senior Independent Director and Executive Director roles. Following the most recent Executive Committee change, four positions are currently held by women (28.6%). This is a slight decline compared to 2019 (30.8%), however the Committee continues to make a serious commitment to increase female representation at this level. In the Senior Leadership Team 46 (28.9%) positions are currently held by women (2019: 27.9%). The Committee is aware neither the Executive Committee nor the Senior Leadership Team will meet the 33% representation target set by the Hampton-Alexander Review by the end of 2020. The below chart illustrates the current gender diversity of our Board, Executive Committee and Senior Leadership Team against the current targets of the Hampton-Alexander Review and Davies Report. However we are confident that the initiatives detailed on page 58, including our ambition to become the world’s best employer for women by 2025 will encourage gender diversity within Vodafone’s Executive Committee and Senior Leadership Team. The Committee is mindful of the recommendation of the Parker Review Report to have at least one Director from a non-white ethnic minority by 2021 and is satisfied that our Board currently meets this recommendation. Whilst our immediate focus has been on gender and nationality, following the recommendations from the McGregor-Smith Review, Vodafone has now implemented voluntary self-disclosure on Black, Asian and Minority Ethnic (‘BAME’) information on our people system in the UK and Group to improve visibility in this area and inform decisions on actions required to support ethnic diversity within the organisation. Additionally, we are committed to leading the way by developing the pipeline of BAME candidates through talent programmes and our BAME network. Further details on Vodafone’s diversity initiatives to build a diverse organisation can be found in the “Our people and culture” section on pages 58 and 59. We are proud to have been recognised in the 2019 Bloomberg Gender Equality Index as being a top company globally and a Top 20 Employer in the UK by Stonewall. Governance This is the first year that Vodafone will report against the Code and following a review the Committee is satisfied that Vodafone complied with the Code in full during the year. The Committee also received regular updates on corporate governance developments and has considered the impact of those developments on Vodafone. The Board was and will continue to be provided with updates on the ways in which Vodafone’s culture is embedded throughout the organisation, the recognised cultural challenges and the corrective action being taken to address any material whistleblowing incidents identified through Vodafone’s Speak Up programme. In her role as Senior Independent Director, Valerie Gooding has attended the European Employees Consultative Committee and South African National Consultative Committee. In addition to this, the Board received updates on the actions being taken to ensure there is sufficient engagement with employees, including the results of the annual employee opinion survey. As mentioned above, the Board is committed to promoting diversity in all forms and the Committee will continue to oversee the development of a diverse pipeline at Board and Executive Committee level. The Matters Reserved for the Board and the Terms of Reference of the Nominations and Governance Committee, the Audit and Risk Committee and the Remuneration Committee were reviewed in March 2020 but no changes were required since they had been updated in 2019 to take into account the new provisions of the Code. During the course of the next financial year, the Committee will continue to monitor its compliance with the Regulations and the Code, review succession plans for Non-Executive Director roles. The Committee will continue to ensure that adequate succession planning is in place for the Executive Directors and senior management. /s/ Gerard Kleisterlee Gerard Kleisterlee On behalf of the Nominations and Governance Committee 2 July 2020 Vodafone’s gender diversity against review recommendations Board Hampton-Alexander Review Davies Report Vodafone(2019: 41.7%) Executive Committee Hampton-Alexander Review Vodafone(2019: 30.8%) Senior Leadership Team Hampton-Alexander Review Vodafone(2019: 27.9%) 28.9% 33% 28.6% 33% 41.7% 25% 33% 89 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Audit and Risk Committee Meetings The Committee met five times during the financial year as part of its standard schedule of meetings, with further meetings on 4 May and 28 May, the latter to approve the Annual Report. The attendance by members at Committee meetings can be seen on page 77. The external auditor is invited to each meeting. Meetings of the Committee normally take place the day before Board meetings. I report to the Board, as a separate agenda item, on the activity of the Committee and matters of particular relevance and the Board receives copies of the Committee minutes. The Committee also regularly meets separately with the external auditor, the Chief Financial Officer and the Group Audit Director without others being present. Furthermore, I regularly meet with the external lead audit partner throughout the year outside the formal Committee process. We routinely conduct deep dive reviews, together with specific risk management activities, as set out below: – While each meeting has reviews of risk and compliance related matters, the January meeting particularly focuses on these; – In September and March, we assess issues affecting the Group’s half-year and year end reporting and approve the principal and emerging risks; – In November and May, we conclude this work and advise the Board on the Group’s external financial reporting; – In early May, the meeting agenda was revised to ensure appropriate time was allotted to consider the impacts of COVID-19 and related business and financial risk assessments. External audit Following the tender process in the 2019 financial year, shareholders approved the appointment of Ernst & Young LLP (’EY’) as the Group’s external auditor on 23 July 2019. Throughout the year, the Committee has overseen and facilitated a smooth transition from the former auditor to EY. Areas of focus This year, the Committee has focused on the following areas: – The impact of COVID-19 on Group risk management, cash flow and funding, accounting, disclosure and financial controls; – Cyber security – given the need to ensure the Group is well placed to meet the risks and external threats in this area; – The Group’ s regulatory compliance activities; – The ongoing development of the financial control environment; – The adoption of IFRS 16 “Leases” in the year; and – The accounting, reporting and disclosure implications of (i) the acquisition of Liberty Global’s assets in Germany and in Central and Eastern Europe, (ii) the combination of Vodafone Italy’s towers with INWIT’s passive network infrastructure and (iii) a range of matters in relation to the Group’s investment in Vodafone Idea. This report provides an overview of how the Committee operated, an insight into the Committee’s activities and its role in ensuring the integrity of the Group’s published financial information and ensuring the effectiveness of its risk management, controls and related processes. Committee structure The membership of the Committee changed in the year with the appointment of Sanjiv Ahuja and Michel Demaré, taking over from Dame Clara Furse who became a member of the Remuneration Committee. The new members were appointed after a rigorous process to ensure the Committee has the necessary range of expertise required to meet its responsibilities. Given my experience, I continue to be designated as the financial expert on the Committee for the purposes of the US Sarbanes-Oxley Act and the UK Corporate Governance Code. We believe that the Committee continues to have competence relevant to the sector in which the Group operates. Looking ahead, on 28 July 2020 Sir Crispin Davis will cease to be a member of the Committee and on that date David Thodey will become a member of the Committee. I would like to thank Sir Crispin for his insightful contributions to the Committee and I look forward to welcoming David. Committee effectiveness In order to ensure that the Committee remains effective, every three years the Board appoints an external organisation to perform an independent review of the Committee to evaluate its performance. The last independent review was performed in March 2019 and concluded that the Board members considered the Committee to be thorough and fully effective in meeting its objectives. In 2020 an internal review of the Board and Committee effectiveness was undertaken with support by Linstock. Feedback on the Committee’s performance was positive. /s/ David Nish David Nish On behalf of the Audit and Risk Committee The Committee plays a key role in the governance of the Group’s financial reporting, risk management, control and assurance processes and the external audit. In recent months, the Committee has focused on the risk assessment, cash flow and funding, accounting, controls and disclosure impacts of COVID-19 alongside ongoing work on how we manage cyber security threats, the continued evolution of our financial control environment and the transition to a new external auditor. Key objectives Provision of effective governance over the appropriateness of financial reporting of the Group, including the adequacy of related disclosures, the performance of both the internal audit function and the external auditor and oversight over the Group’s systems of internal control, business risks and related compliance activities. Responsibilities The Committee’s terms of reference are available on vodafone.com/ governance. Responsibilities of the Committee are to: – Review the integrity of the financial and narrative statements, including the review of significant financial reporting judgements; – Review and monitor the external auditor’s independence and objectivity and the effectiveness of the external audit; – Review the system of internal financial control and compliance with section 404 of the US Sarbanes-Oxley Act; – Monitor the activities and review the effectiveness of the Internal Audit function; – Monitor the Group’s risk management system, review of the principal and emerging risks and the management of those risks; and – Provide advice to the Board on whether the Annual Report is fair, balanced and understandable and on the appropriateness of the long-term viability statement. Chairman and financial expert: David Nish Members: Sir Crispin Davis Amparo Moraleda Sanjiv Ahuja Michel Demaré 90 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information COVID-19 The COVID-19 crisis has had a range of implications on risk management and corporate reporting in the period. The key considerations are summarised below. Principal and emerging risks The impact of COVID-19 on the Group’s principal and emerging risks and uncertainties has been reviewed in depth together with related mitigations. This work is summarised on page 70. Corporate governance The financial close process and external audit In response to governmental advice and restrictions regarding social distancing and travel, essentially all of the Group’s employees involved in the preparation of ongoing management information, financial reporting and supporting the external audit have been working from home, as are EY’s audit teams. This has required a different way of working during the year-end financial close process. Remote user access to our financial systems for these employees, software collaboration tools for the collation of audit evidence and regular status meetings have proved invaluable during the preparation of the financial results and execution of the external audit. We extended our reporting timetable by two weeks, resulting in the Annual Report being approved on 28 May 2020. Internal controls systems We have reviewed our financial controls and have concluded that except for a limited number of changes required as a result of remote working, primarily in relation to the form of physical evidencing of approval, the ongoing operation of our financial controls is substantially unaffected by COVID-19 restrictions. This is in part a function of the tools and processes that have allowed remote access working for finance teams. We also performed a re-assessment of the Internal Audit plan for FY21 to ensure priorities were re-aligned with areas of higher risk in the current COVID-19 impacted operating environment. Financial reporting Significant financial reporting judgements The impact of COVID-19 has been factored into certain of our significant financial reporting judgements, notably impairment testing. See significant financial reporting judgements on page 92. In addition, all of our markets have reviewed the amounts provided against receivables and contract assets for expected credit losses, taking into account the potential for increased losses due to the economic impact of COVID-19. Long-term viability statement The Committee provides advice to the Board on the form and basis of conclusions underlying the long-term viability statement as set out on page 71 and the going concern assessment. In response to COVID-19, the Committee challenged management on its financial risk assessment as part of its consideration of the long-term viability statement. This included scrutiny of forecast liquidity, balance sheet stress tests, the availability of cash and cash equivalents through new or existing financing facilities and a review of counter-party risk to assess the likelihood of third parties not being able to meet contractual obligations. Certain elements of this exercise supplemented the normal annual process and assessment of the Group’s prospects m ade by management, and included: – The modelling of the financial impact of certain of the Group’s principal risks materialising using severe but plausible scenarios; and – Ensuring clear disclosures in the Annual Report as to why the assessment period selected was appropriate to the Group, what qualifications and assumptions were made and how the underlying analysis was performed, consistent with FRC pronouncements. Expanded disclosure in relation to the Group’s liquidity has been provided in the financial statements. See note 22 “Capital and financial risk management”. External audit The Committee has primary responsibility for overseeing the relationship with the external auditor. This includes making the recommendation on the appointment, reappointment and removal of the external auditor, assessing its independence on an ongoing basis and approving the statutory audit fee, the scope of the statutory audit and the appointment of the lead audit engagement partner. Appointment of EY Following a formal tender process in the previous financial year and the Committee’s recommendation to the Board, shareholders appointed Ernst & Young LLP (‘EY’) as the Group’s external auditor in July 2019. EY replaced PricewaterhouseCoopers LLP (‘PwC’). The lead audit partner is Alison Duncan who has held the role since the appointment of EY. It was a key objective of the Committee to ensure that EY became fully familiar with all aspects of the Group that were relevant to the external audit process as part of its audit planning. This was partly achieved through EY “shadowing” PwC during the 31 March 2019 year-end audit process at the major markets and at Group. This included attendance to observe at Group Audit and Risk Committee meetings before formal appointment. Subsequently, EY performed detailed planning activities and reviewed PwC audit files. Following this work, EY presented to the Committee its detailed audit plan for the 2020 financial year, which outlined its audit scope, planning materiality and its assessment of key audit risks. The audit plan was a key output from the transition process and was reviewed in detail by the Committee. The identification of key audit risks is critical in the overall effectiveness of the external audit process. The Committee also receives reporting from EY on its assessment of the accounting and disclosures in the financial statements and financial controls. The Committee will continue to review the auditor appointment and anticipates that the audit will be put out to tender at least every ten years. The Company has complied with the Statutory Audit Services Order 2014 for the financial year under review. Independence and objectivity In its assessment of the independence of the auditor, and in accordance with the US Public Company Accounting Oversight Board’s (‘PCAOB’) standard on independence, the Committee receives details of all relationships between the Company and EY that may have a bearing on its independence and receives confirmation from EY that it is independent of the Company in accordance with U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission (‘SEC’) and the PCAOB. The Committee and EY agreed a number of steps to ensure EY was independent for the purpose of conducting the audit of the 2020 financial – The assessment of the review period and alignment with the Group’s internal long-term forecasts; – The assessment of the capacity of the Group to remain viable after consideration of future cash flows, expected debt service requirements, undrawn facilities and access to capital markets; 91 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Audit and Risk Committee (continued) Significant financial reporting matters and judgements The areas considered and actions taken by the Committee in relation to the 2020 Annual Report are outlined below. For each area, the Committee was satisfied with the accounting and disclosures in the financial statements. management information and financial controls. The accounting policy for, management on the systems and processes implemented for reporting. principally the availability of future taxable profits and utilisation period. of managements’ assessment of the impact of COVID-19 on the forecast cash flows, accounting judgements and disclosures made by management in both the half-year Area of focus Actions taken/conclusion Revenue recognition Revenue is a risk area given the inherent complexity of IFRS 15 accounting requirements and the underlying billing and related IT systems. See note 1 “Basis of preparation”. The Committee received an update in September 2019, in relation to the IFRS 15 revenue reporting and accounting processes. Key areas of focus and challenge from the Committee were in relation to the period end closing process, data management, and related disclosure requirements of IFRS 15 that have been presented in the Annual report were reviewed in March and May 2020. Lease liabilities The implementation of IFRS 16 represents a significant change in financial reporting, in particular the recognition of significantly more lease liabilities. See note 1 “Basis of preparation” and note 20 “Leases”. The Committee has received ongoing updates on the implementation of IFRS 16. This includes the new accounting policy for, and related disclosure requirements of, IFRS 16 that have been presented in the Annual Report. The Committee challenged Taxation The Group is subject to a range of tax claims and related legal actions across a number of jurisdictions where it operates. Further, the Group has extensive accumulated tax losses and a key management judgement is whether a deferred tax asset should be recognised in respect of those losses. See note 6 “Taxation” and note 29 “Contingent liabilities and legal proceedings”. The Group Tax Director presented on both the provisioning and disclosure of tax contingencies and deferred tax asset recognition at the November 2019 and May 2020 Committee meetings. The Committee challenged the judgements underpinning both the provisioning and disclosures adopted for the most significant components of contingent taxation liabilities and the underlying assumptions for the recognition of deferred tax assets, Liability provisioning The Group is subject to a range of claims and legal actions from a number of sources, including competitors, regulators, customers, suppliers and, on occasion, fellow shareholders in Group subsidiaries. See note 16 “Provisions” and note 29 “Contingent liabilities and legal proceedings”. The Committee met with the Group’s General Counsel and Company Secretary and the Director of Litigation in both November 2019 and May 2020. The Committee reviewed and challenged management’s assessment of the current status of the most significant claims, together with relevant legal advice received by the Group, to form a view on the appropriate level of provisioning and extent of related disclosures. Vodafone Idea Disclosure and accounting judgements primarily in relation to the impacts on the adjusted gross revenue (‘AGR’) ruling in India. This included the identification of the amounts of losses to be recognised, asset impairment and the appropriate level of provisioning required in relation to the contingent liability adjustment mechanism. See note 29 “Contingent liabilities and legal proceedings”. The Committee challenged management over the disclosure and reporting implications of the adverse judgement in the AGR case in India at the November 2019, January 2020 and May 2020 Committee meetings. This supplemented a range of Board deliberations on this topic in the period. Impairments Judgements in relation to impairment testing relate primarily to the assumptions underlying the calculation of the value in use of the Group’s businesses, being the achievability of the long-term business plans and the macroeconomic and related modelling assumptions underlying the valuation process. See note 4 “Impairment losses”. The Committee reviewed and discussed detailed reporting with management and challenged the appropriateness of the assumptions made, the consistent application of management’s methodology and the achievability of the business plans. The Committee focused its attention on the updates made to assumptions as a result the cash generating units most impacted and the extent of sensitivity disclosures to be provided. The impairment assumptions were reviewed and updated where required for the potential impact of the current COVID-19 crisis. The Group Head of Planning presented the output of the impairment exercise at the early-May 2020 meeting. During the year, the Group has recorded impairments in respect of its investments in Vodafone Ireland, Vodafone Spain, Vodafone Romania and Vodafone Automotive. Acquisitions and disposals In July 2019, the Group completed the acquisition of Liberty Global’s operations in Germany and the Czech Republic, Hungary and Romania. This gave rise to complex accounting and disclosure requirements, particularly in relation to the valuation of acquired tangible and intangible assets. In March 2020, the Group completed the combination of Vodafone Italy’s tower assets with INWIT’s passive network infrastructure. This resulted in a gain on the disposal of Italy’s towers which was restricted due to the lease back of these towers. This also resulted in an equity accounted investment in INWIT which was part of the consideration received. See note 27 “Acquisitions and disposals”. Management outlined the key accounting and disclosure impacts in relation to these transactions. The Committee received detailed reporting from EY on its assessment on the and annual financial statements. 92 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information year. The primary elements of this were that all existing EY services ceased by 31 March 2019 with the exception of a small number of permissible non-audit services that were subject to a specific exemption from this requirement and all proposed EY services from 1 April 2019 were immediately subject to the Group’s non-audit services policy. For the 2021 financial year, the Group’s non-audit services policy has been updated and approved by the Committee. The updated policy incorporates the requirements of the FRC’s revised Ethical Standard that was published in December 2019. The previous policy contained a list of prohibited non-audit services. This is replaced by a “whitelist” of permitted non-audit services, which mirrors the revised Ethical Standard. Effectiveness of the external audit process The Committee reviewed the quality of the external audit throughout the year and considered the performance of EY, taking into account the Committee’s own assessment, feedback, and the results of a detailed survey of senior finance personnel across the Group. Based on these reviews, the Committee concluded that there had been appropriate focus and challenge by EY on the primary areas of the audit and that EY had applied robust challenge and scepticism throughout the audit. EY audit and non-audit fees Total fees payable to EY for audit and non-audit services in the year ended 31 March 2020 amounted to €27 million. Comparative figures presented below are in respect of amounts paid to the previous external auditor, PwC, in those years. Audit fees The Committee reviewed and discussed the fee proposal during the tender process and received assurance that the proposed fees were appropriate for the scope of work required. Subsequent to the audit tender process, a limited number of recurring and non-recurring scope changes were agreed. The Committee agreed an audit fee of €20 million (2019: €17 million) for statutory audit services in the year. Non-audit fees To protect the independence and objectivity of the external auditor, the Committee has a policy for the engagement of the external auditor to provide non-audit services. This policy prohibits EY from playing any part in management or decision-making, providing certain services such as valuation work and the provision of accounting services. This policy also sets a presumption that EY should only be engaged for permissible non-audit services where there is no legal or practical alternative supplier and includes a cap on the level of non-audit fees. The Committee has pre-approved that EY can be engaged b y management, subject to the policies set out above, and subject to: approved under the Group’s non-audit services policy, but where it was deemed significantly advantageous for the service to be completed, were allowed to continue into the 2020 financial year. Fees for these three services were €5 million. Each was a permitted service under audit regulations and each service was complete early in the financial year. Financial reporting The Committee’s primary responsibility in relation to the Group’s financial reporting is to review, with management and the external auditor, the appropriateness of the half-year and annual financial statements. The Committee focuses on: – The quality and acceptability of accounting policies and practices; – Material areas in which significant judgements have been applied or where significant issues have been discussed with the external auditor; – An assessment of whether the Annual Report, taken as a whole, is fair, balanced and understandable; – The clarity of the disclosures and compliance with financial reporting standards and relevant financial and governance reporting requirements; – Providing advice to the Board on the form and basis underlying the long-term viability statement; and – Any correspondence from regulators in relation to our financial reporting. Accounting policies and practices The Committee received reports from management in relation to: – The identification of critical accounting judgements and key sources of estimation uncertainty; – Significant accounting policies; – The implementation of IFRS 16 in the year; and – Proposed disclosures of these in the 2020 Annual Report. Following discussions with management and the external auditor, the Committee approved the disclosures of the accounting policies and practices set out in note 1 “Basis of preparation” to the consolidated financial statements, which include details of the impacts of adopting IFRS 16. Fair, balanced and understandable The Committee assessed whether the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy. The Committee reviewed the processes and controls that underpin its preparation, ensuring that all contributors, the core reporting team and senior management are fully aware of the requirements and their responsibilities. This included the use and disclosure of alternative performance measures (or “non-GAAP” measures) and the financial reporting responsibilities of the Directors under section 172 of the Companies Act 2006 to promote the success of the Company for the benefit of its members as well as considering the interests of other stakeholders which will have an impact on the Company’s long-term success of the entity. The Committee reviewed an early draft of the Annual Report to enable early input and comment. The Committee also reviewed the financial results announcements, supported by the work of the Group’s Disclosure Committee, which reviews and assesses the Annual Report and investor communications. – A €60,000 fee limit for individual engagements; – A €500,000 total fee limit for services where there is no legal alternative; and – A €500,000 total fee limit for services where there is no practical alternative supplier. For those permitted services that exceed these specified fee limits, the Chairman pre-approves the service. In mid-March 2020, this policy was updated to align with the new FRC requirements such that only certain expressly permitted non-audit services would be permissible. Non-audit fees were €7 million (2019: €2 million) and represented 35% of audit fees for the 2020 financial year (2019: 12%, 2018: 24%). See note 3 “Operating profit/(loss)” for further details. The level of fees in the current year is higher than in previous years. This is because EY historically provided the Group with a range of services prior to their appointment as external auditor. Three pre-existing EY service arrangements, which would not ordinarily have been 93 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Audit and Risk Committee (continued) This work enabled the Committee to provide positive assurance to the Board to assist them in making the statement required by the 2018 UK Corporate Governance Code. Regulators and our financial reporting The FRC publishes thematic reviews to help companies improve the quality of corporate reporting around new accounting standards. The FRC also issued a range of guidance and performed a number of detailed reviews related to the year-end reporting process across public companies. The Group has reviewed the output of these reviews and their impacts on the Group’s reporting with the most relevant being: The Committee reviews the progress against the approved audit plan and the results of audit activities, with a focus on unsatisfactory audit results and “cross-entity audits”, being audits performed across multiple markets with the same scope. Audit results are analysed by risk, process and geography to highlight movements in the control environment and areas that require attention. During the year, Internal Audit coverage focused on principal risks, which include “cyber threat and information security”, “digital transformation and simplification”, and “market disruption”. Relevant audit results are reported at the same time as the Committee’s in-depth review with the risk owner, which allows the Committee to have an integrated view on the way the risk is managed. Assurance was also provided across a range of areas, including cyber security: hygiene & essentials, suppliers & third parties and off footprint security; IT resilience; operating expense management; non-current assets accounting; churn management; contract management and the Vodafone Foundation. The activities performed by the shared service organisation also received attention due to their significant bearing on the effectiveness of global processes. Management is responsible for ensuring that issues raised by Internal Audit are addressed within an agreed timetable, and the Committee reviews their timely completion. Compliance with section 404 of the US Sarbanes-Oxley Act Oversight of the Group’s compliance activities in relation to section 404 of the US Sarbanes-Oxley Act and policy compliance reviews also fall within the Committee’s remit. Management is responsible for establishing and maintaining adequate internal controls over financial reporting and we have responsibility for ensuring the effectiveness of these controls. The Committee received updates on the Group’s work in relation to section 404 compliance and the Group’s broader financial control environment at each meeting during the year. This included monitoring the progress and outcome of work particularly focused on testing and then evidencing the completeness and accuracy of reporting from systems used in the operation of certain controls. This is often referred to as “IPE”, or “Information Produced by the Entity”. As the Group evolves, including both from the ongoing centralisation of processes and controls into its shared service centres and from broader changes in the composition of the Group, we continue to challenge management on ensuring the nature and scope of control activities changes to ensure key risks continue to be adequately mitigated. The deeper utilisation of automated controls embedded within our systems is part of this ongoing evolution in the control environment. The Committee also took an active role in monitoring the Group’s compliance activities including receiving reports from management in the year covering programme-level changes, the scope of compliance work performed and the results of controls testing. A significant area of focus was on the assessment of the controls over the Group’s work in performing a significant upgrade to its Group wide financial ERP system in the year. The Committee also received regular updates on a programme to deliver greater consistency of compliance related activities in relation to risks outside Finance and IT. The external auditor also reports the status of its work in relation to controls in its reports to the Committee. Assessment of Group’s system of internal control, including the risk management framework The Group’s risk assessment process and the way in which significant business risks are managed is an area of focus for the Committee. The Committee’s activity here was led primarily, but not solely, by the Group’s assessment of its principal and emerging risks and uncertainties, as set out on pages 62 to 71 and a range of mitigations for risks as set out on pages 127 to 139. Cyber security remains, and will continue to be, a major area of focus for the Committee given the ongoing risks in this area. – Year-end advice to Audit Committee Chairs and CFOs; – Thematic review on existing disclosure requirements for IFRS 9, IFRS 15 and the impairment of non-financial assets; and – Thematic review on disclosures relating to the adoption of IFRS 16. Whilst the Group already complied with the majority of the recommendations, the 2020 Annual Report has been updated to seek to adopt best practice where applicable. In March 2020, the FRC and the SEC issued guidance for companies during the COVID-19 crisis. The Group has reviewed this guidance and updated disclosures accordingly. The Group also follows the FRC’s Lab projects, notably preparations for the European Single Electronic Format (‘ESEF’) regulations that come into effect for the 2021 financial year. There has been no correspondence from regulators, including the FRC’s Corporate Reporting Review Team (‘CRRT’), commenting on our financial reporting in respect of the Group’s FY19 or FY20 reporting. Internal control and risk management The Committee has the primary responsibility for the oversight of the Group’s system of internal control, including the risk management framework, the compliance framework and the work of the Internal Audit function. Internal audit The Internal Audit function provides independent and objective assurance over the design and operating effectiveness of the system of internal control, through a risk based approach. The function reports into the Committee and, administratively, to the Group Chief Financial Officer. The function is composed of teams across Group functions and local markets. This enables access to specialist skills through centres of excellence and ensures local knowledge and experience. The function has a high level of qualified personnel with a wide range of different professional qualifications and experience. A co-sourcing agreement with a professional firm has ensured access to additional specialist skills and an advanced knowledge base. Internal Audit activities are based on a robust methodology and subject to ongoing internal quality assurance reviews to ensure compliance with the standards of the Institute of Internal Auditors. The function has invested in several initiatives to improve continuously its effectiveness, particularly in the adoption of new technologies. The increased use of data analytics has provided deeper audit testing and driven increased insights. The Committee has a permanent agenda item to cover Internal Audit related topics. Prior to the start of each financial year, the Committee reviews and approves the annual audit plan, assesses the adequacy of the budget and resources and reviews the operational initiatives for the continuous improvement of the function’s effectiveness. 94 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information The Group has an internal control environment designed to protect the business from the material risks which have been identified. Management is responsible for establishing and maintaining adequate internal controls and the Committee has responsibility for ensuring the effectiveness of these controls. The Committee reviewed the process by which Group management assessed the control environment, in accordance with the requirements of the Guidance on Risk Management, Internal Control and related Financial and Business Reporting published by the FRC. Activity here was driven primarily by reports from the Group Audit Director on the effectiveness of internal controls. Although not relevant in the financial period, this would include any identified incident and fraud, including those involving management or employees with a significant role in internal controls. The Committee has completed its review of the effectiveness of the Group’s system of internal control, including risk management, during the year and up to the date of this Annual Report. The review covered all material controls including financial, operating and compliance controls. The Committee confirms that the system of internal control operated effectively for the 2020 financial year. Where specific areas for improvement were identified, mitigating alternative controls and processes were in place. This allows us to provide positive assurance to the Board to assist its obligations under the 2018 UK Corporate Governance Code. In-depth reviews The Committee requested management to provide in-depth reviews as part of the meeting agenda. These reviews are summarised below, together with the Group’s principal risk to which the review relates. Subject of in-depth reviewPrincipal risk (see pages 62 to 71) Business risk impact of the COVID-19 crisis, considering the global economic disruption Global economic disruption. risk, including the impact on other high-risk areas. This was undertaken with the Group CFO and Group Head of Compliance. Financial risk impact of the COVID-19 crisis, including a review of the Long Term Viability Global economic disruption. Statement and going concern, liquidity, counterparty risk and Balance sheet stress tests. This was undertaken with the Group CFO, Group Financial Controller, Group Treasury Director, Group Investor Relations Director, the Group Financial Controlling and Operations Director and the Group Head of Planning. Cyber security and information security, including user security, supplier security Cyber threat and information security. and cyber defence from the Group Chief Technology Officer and the Group Chief Information Security Officer. The Group’s financial control environment and the status of Sarbanes-OxleyLegal and regulatory compliance. Section 404 compliance from the Group Financial Controlling and Operations Director. Impacts of the adverse judgement in the adjusted gross revenue (“AGR”) case in India Legal and regulatory compliance. and the impacts on the Vodafone Idea joint venture. The risk and control environment in Vodafone Spain from the local CEO and CFO.Legal and regulatory compliance. The risk and control environment at the finance shared service centres from the SharedLegal and regulatory compliance. Services Centre Director. The risks around potential global economic disruption and the potential implications ofGlobal economic disruption. this, including ongoing adequate liquidity.Market disruption. Implications for Brexit, including operational matters and risk management.Global economic disruption. Market disruption. Anti-money laundering initiatives and M-Pesa governance update from the Regional Legal and regulatory compliance. CEO of the Rest of the World region. The transformation of the Group’s assurance and compliance activities to furtherLegal and regulatory compliance. enhance the risk and control environment and a fully integrated framework. The Group Policy Compliance Review assurance process and alignment with theLegal and regulatory compliance. Group’s principal risks from the Group’s Risk and Compliance Director. The management of fraud risk from the Group Corporate Security Director. Legal and regulatory compliance. Mid-year update on risk, including the review and approval of risk tolerance fromLegal and regulatory compliance. the Group Secretary and General Counsel. Report on the Rest of World region and European Cluster from their respective Regional Legal and regulatory compliance. Finance Directors, including an update on local audit and risk committee activities and joint venture entities. Update from the ‘Speak up’ channel that enables employees to raise concerns Legal and regulatory compliance. about possible irregularities in financial reporting or other issues and the outputs of any resulting investigations. 95 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Remuneration Committee Letter from the Remuneration Committee Chairman On behalf of the Board, I present our 2020 Directors’ Remuneration Report. This report includes both our proposed Remuneration Policy (which will be submitted for shareholder approval at the 2020 AGM), and our 2020 Annual Report on Remuneration, which sets out how our current policy was implemented during the year under review, and how, subject to its approval, our revised policy will be applied for the year ahead. Impact of COVID-19 Our coordinated response I would like to start this year’s letter by addressing the global impact of the recent, and at the time of writing ongoing, COVID-19 situation. Our priority as a business throughout this period has been, and will continue to be, the safety and welfare of our colleagues and customers. It has been heartening to see our people work together during recent weeks and months to ensure this priority is met. It is in times of volatility that embracing our purpose and values is most important, and the Board has seen colleagues from across the business live the Vodafone Spirit during these testing times. As a provider of critical connectivity and communications services which enable our digital society, we have announced a five-point plan to help the communities in which we operate. More details of this can be found within our ‘social’ contract report on pages 54 and 55. Executive pay and our commitments to our colleagues There is an economic impact from COVID-19, and both the Committee and the wider Board are acutely aware of the impact this unforeseen event has had on our share price, as it has on those of all listed businesses around the world. Unlike many businesses, the Technology Communications industry has remained relatively resilient during this period. At the time of writing, we have not had to furlough any employees and our operations are continuing without the need for state aid. As set out in this Annual Report, we are also in a position to pay a year end dividend. In terms of commitments to our colleagues, we have enabled home working for the vast majority of our people, been flexible with our leave and working hours policies, provided health and wellbeing support across our markets, and enabled digital learning for our colleagues and their families. As part of a wider employee charity giving initiative, Executive Committee members have also been making personal donations to COVID-19 related charities, with both Executive Directors donating 25% of their salary over a three month period, which will be matched by the business in conjunction with the Vodafone Foundation. With regards to this year’s salary review, whilst our wider all-employee pay review has also continued as normal, with performance-related remuneration scheduled to be delivered as planned, no salary increases for either the Executive Directors or senior management teams will be awarded this year. Both Executive Directors will also be taking 100% of their 2020 net bonus, which will be paid in June 2020, in the form of shares and have agreed to hold 100% of their net shares from the upcoming August 2020 vest (i.e. 2018 GLTI award, granted in August 2017) for a full two years post-vest. This latter decision represents a voluntary early adoption of our new structure whereby long-term incentive awards will be subject to a three year performance period and an additional two year holding period (i.e. the “3+2” model). Subject to shareholder approval of our Remuneration Policy at the 2020 AGM, this structure will apply to awards granted from this year onwards. Contents of the Remuneration Report 1 00 Summary of proposed Remuneration Policy changes 101 At a glance – 2020 compared to 2021 102 Remuneration Policy 103 The Remuneration Policy table 107 Chairman and Non-Executive Directors’ remuneration 108 Annual Report on Remuneration 108 Remuneration Committee 109 2020 remuneration 118 2021 remuneration 120 Further remuneration information During the year the Committee engaged in a comprehensive consultation with shareholders in respect of revisions to our executive remuneration arrangements. The new Remuneration Policy will be submitted for shareholder approval at our 2020 AGM. Key objectives: To assess and make recommendations to the Board on the policies for executive remuneration and reward packages for the individual Executive Directors. Responsibilities: – Determining, on behalf of the Board, the policy on the remuneration of the Chairman of the Board, the Executive Directors and the senior management team; – Determining the total remuneration packages for these individuals including any compensation on termination of office; – Operating within recognised principles of good governance; and – Preparing an Annual Report on Directors’ remuneration. The Committee met five times during the year and each meeting had full attendance. The terms of reference of the Committee are available on vodafone.com/governance. Chairman: Valerie Gooding Members: Dame Clara Furse Renee James Michel Demaré 96 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Next steps The Committee is aware that the COVID-19 situation is constantly evolving and we will continue to keep executive remuneration arrangements and decisions under review between the publication of this report and our AGM, and beyond. In particular, the Committee is conscious of the potential impact the current market uncertainty could have on the size, in terms of the number of shares granted, of the planned awards later this year. The Committee has reviewed its processes in light of the June 2019 grant (i.e. 2020 GLTI award) where an unexpected share price drop led to the actual number of shares granted being higher than what was originally expected when the Committee had approved the awards. As disclosed to the market last year and set out on page 112 of this report, the Executive Directors voluntarily forfeited 20% of the shares awarded in this case to reflect the unexpected share price movement. This year the Committee has agreed to delay the date of the 2021 award grant to November 2020. This will provide a longer period for the market to potentially settle and also assists with the difficulty in setting a three year free cash flow target range in the current uncertain conditions. The Committee will meet shortly before the grant to review all relevant information and agree the FCF target. This opportunity will also be used to consider other matters in relation to the grant including, but not limited to, the weightings of the performance measures and whether the number of shares granted should be determined by an average share price or the normal spot price approach. Full details of decisions made in respect of the November 2020 grant, including the FCF target range, performance measure weightings, and the grant price used for award calculation purposes, will be disclosed in the relevant stock exchange announcement, and published in next year’s report. The Committee believes this approach is necessary to ensure the 2021 award, and the associated FCF target range, is appropriate and not unduly influenced by the immediate and unprecedented external market conditions. Notwithstanding this delay to the grant date, the performance period for the 2021 award will continue to run on a financial year to financial year basis as normal – in this case from 1 April 2020 to 31 March 2023. As such the Committee has agreed that it is already in a position to determine appropriate Relative Total Shareholder Return (‘TSR’) and Environmental, Social, and Governance (‘ESG’) targets for this award, and these are set out on pages 119 and 120. The Committee believes disclosing such information is important in providing transparency on our targets as early as possible – particularly in respect of the new ESG measure. Were it not for the uncertainty caused by COVID-19, then the FCF target would have also been disclosed in this report ahead of the grant, as has been our practice in prior years. The Committee is aware that the current landscape is characterised by uncertainty and will continue to work in a responsible manner to ensure the most appropriate decisions are made in light of all the latest information and that executive pay does not benefit from the current market volatility. Our principles In both designing the revised policy, and implementing the current policy during the year, the Committee was guided by its principles of: Ensuring our Remuneration Policy, and the manner in which it is implemented, drives the behaviours that support our strategy and business objectives. Maintaining a “pay for performance” approach to remuneration which ensures our incentive plans only deliver significant rewards if and when they are justified by business performance. Aligning the interests of our senior management team with those of shareholders by developing an approach to share ownership that helps to maintain commitment over the long term. Offering competitive and fair rates of pay and benefits to all of our people, in line with our Fair Pay principles (further details of which can be found on pages 114 and 115). Remuneration Policy review Remuneration structures Over the last year the Committee has been reviewing our current remuneration structures in the context of our refreshed strategy and purpose. During this period the Committee had regular updates and discussions on external emerging trends in respect of both corporate governance developments and the increased discussion on “alternative LTI arrangements”. Overall the Committee concluded that our current remuneration structures (including the use of performance shares) are aligned with our principles and remain best positioned to support our strategy, meet the critical need of attracting and retaining key talent in a competitive global marketplace, and deliver value for our shareholders. Delivering on these points is particularly important as we make the transition to a converged technology communications leader, and the Committee is confident the structures set out in our revised Remuneration Policy are the right arrangements at this time. The Committee will continue to review developing external trends and will remain open-minded about the nature of any future changes. Whilst the Committee was satisfied with the current core structures in place under our current policy, it was recognised there was scope to implement a number of best practice features which have emerged since the Remuneration Policy was last approved, and to incorporate shareholder feedback which has been received during this period. Fair pay Shareholder alignment Pay for performance Support our strategy, purpose and spirit 97 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Remuneration Committee (continued) Shareholder consultation It was from this starting position that the Committee developed its original proposals and initiated an external consultation on these with our shareholders. During the year the Committee worked to facilitate genuine two-way dialogue when consulting on the proposed revisions to our current Remuneration Policy. This spirit is illustrated through how we launched our initial conversation with our largest shareholders in November 2019. As a March year end company, this ensured that the Committee was able to fully discuss all of the feedback received, and ensure inputs were properly considered prior to a final Remuneration Policy needing to be submitted in this year’s Annual Report and Accounts. The level of engagement from shareholders during the consultation was high, and the Committee would like to thank everyone who took the time to provide feedback throughout the consultation period. As I have stated in these pages in previous years, the Committee is committed to maintaining a transparent and strong relationship with its shareholders, and this year’s consultation exemplified the mutual benefits of such an approach. At the time of writing the final key proposed changes to our Remuneration Policy have been met with widespread support from those investors and stakeholders that engaged in the consultation, Proposal Change 2: GLTI performance condition weightings In light of the proposed introduction of an ESG measure under our GLTI, a re-weighting of the performance conditions was required. Based on feedback from shareholders in previous years regarding the importance of free cash flow under our incentive arrangements, the Committee decided that the original proposal would include a normal weighting of 70% on free cash flow, 20% on TSR, and 10% on ESG. During the consultation it became clear that shareholder preference was for the TSR and free cash flow weightings to be re-balanced. The Committee discussed this feedback and subsequently agreed that it was appropriate to revise the proposed normal weightings across the aforementioned performance measures to 60%, 30% and 10% respectively. Next steps As illustrated above, this revised Remuneration Policy is the product of comprehensive engagement between shareholders and the Committee and will be submitted for shareholder approval at our 2020 AGM. Employee engagement As set out in last year’s report, during the year I had the opportunity to attend both our European and South African employee forums in my capacity as Senior Independent Director. This formed part of our wider initiatives on engaging the employee voice, further details of which can be found on page 115. These meetings were highly productive and allowed employee representatives to discuss a variety of topics with me which included the impact of Brexit on our business, the link between Group and local markets, and Fair Pay. This latter topic is particularly important to me as Chairman of the Remuneration Committee and it was encouraging to have such a positive and lively discussion on the work we are doing in this area. The Committee is committed to making decisions on executive pay in the context of pay arrangements in the business, and further details of how this was undertaken during the year can be found on page 114 onwards. Arrangements for 2021 Salary freezes for our executives Following a March review of the executive remuneration arrangements, the Committee agreed that there would be no increase to base salary for either the Chief Executive or the Chief Financial Officer and as such their salaries will remain unchanged for the year ahead. This is the second consecutive year that the Committee has decided not to award a salary increase to either of the executives, and illustrates the Committee’s commitment to only award increases where appropriate in light of both internal and external conditions. Annual bonus (‘GSTIP’) Following the conclusion of our policy consultation, the Committee determined that both the opportunity and structure of performance conditions under the annual bonus should remain unchanged. At the March 2020 meeting, the Committee agreed that the performance conditions and their respective weightings for 2021 should remain unchanged from 2020. However, in light of the uncertainty caused by COVID-19 and the subsequent difficulty in setting an appropriate service revenue target, it was agreed at the May 2020 meeting for this condition to be removed from the 2021 short-term incentive. The three remaining conditions of free cash flow, EBIT, and Customer Appreciation KPIs will subsequently be equally weighted at 1/3 each. and are summarised as follows: – Formalisation of pension alignment with the wider UK workforce. – Introduction of annual bonus deferral. – Reduction in GLTI opportunity. – Inclusion of an ESG measure under our GLTI. – Introduction of a full “3+2” vesting/holding period under our GLTI. – Strengthening of post employment shareholding requirements. – Expansion of current clawback arrangements. Full details of the final proposed changes to our Remuneration Policy are provided on page 100, with these changes then embedded in our revised Remuneration Policy which can be found on pages 102 to 107. The Committee takes shareholder consultations seriously, and in the spirit of transparency has briefly set out the two key changes which were made to the original proposals following shareholder feedback: Proposal Change 1: Post employment share ownership requirement Under the original proposals, the current post employment share ownership requirements would have been strengthened so that all leavers would have had to continue to hold 100% of their goal for one year post employment, and 50% for a further second year. Whilst a majority of shareholders were supportive of this evolution from our current tranche structure, and appreciated the high level of holdings required from our executives, the Committee recognised there was a preference for this proposal to be extended to 100% of the requirement for both years. The Committee discussed the feedback on this topic and decided that, given our track record of aiming to be a market leader in the area of executive shareholding requirements and the developing view of the importance of post employment shareholdings, it was appropriate to amend the final proposal to 100% of the requirement for two years post employment. 98 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information As set out in the revised Remuneration Policy, from 2021 25% of any net bonus will also be deferred into shares for two years unless the executive has already met their share ownership requirement. Global long-term incentive (‘GLTI’) Some of the most significant proposed changes to our Remuneration Policy are in respect of the structure of our GLTI. These changes are set out on page 100 and include a reduction in award sizes, an increase in holding period, and the introduction of an ESG measure. The latter of these changes is particularly important to the Committee, illustrating as it does our desire to ensure that our executive pay arrangements embrace the three pillars of our purpose. The metrics used under this ESG measure are quantitative, linked to our externally disclosed ambitions in this area, and are detailed further on page 120. Linking pay and performance The Committee has always been committed to robust target setting processes which ensure pay and performance are linked. This continues to be shown through our historic incentive payouts, the levels of which illustrate how our variable pay truly is variable, with its realisation subject to genuinely stretching targets. A full breakdown of our ten year history can be found on page 117. Further information on the forward-looking arrangements for our Board can be found on pages 118 and 119 of the Annual Report on Remuneration. Performance outcomes during 2020 GSTIP performance Annual bonus performance during the year was assessed against both financial and strategic measures. The four measures were equally weighted at 25% each, with financial metrics constituting service revenue, adjusted EBIT and adjusted free cash flow whilst the strategic measure was linked to customer appreciation KPIs. The KPIs themselves covered metrics including churn, revenue market share, and net promoter score (further details of which can be found on page 110). For the year under review, performance under the financial metrics was broadly at or above the mid-point of the target range with performance under the customer appreciation KPIs metrics being below the mid-point of the range. The combined performance under all of these measures during the year resulted in an overall payout of 51.9% of maximum. As set out above, both Executive Directors will voluntarily be using their full net bonus to purchase shares in our business. Further details on our performance under each measure can be found on pages 109 and 110 of the Annual Report on Remuneration. GLTI performance The 2018 GLTI award (granted August 2017) was subject to free cash flow (2/3 of total award) and TSR (1/3 of total award) performance, both of which were measured over the three year period ending 31 March 2020. Final FCF performance finished above the midpoint of the target range, resulting in 58.6% of the FCF element vesting. In respect of TSR, our relative performance over the period was 3.6% p.a. above the peer group median. This resulted in 33.9% of the TSR element vesting. Overall, the calculated payout for the award was 50.4% of maximum – further details of this calculation can be found on page 111. Both Executive Directors have voluntarily agreed to hold all of their net shares from this vest for a full two year period post-vest (i.e. an early adoption of our new “3+2” model which is set out in further detail on the following pages). Consideration of discretion The Committee reviewed incentive outcomes at the May 2020 meeting and determined them to be appropriate in light of business performance across the relevant performance periods. The Committee further acknowledged that the business has continued to perform well even against an uncertain external backdrop, and it was subsequently agreed that no adjustments were required to either incentive outcome this year. Further details of the matters considered when coming to this decision can be found in our Annual Report on Remuneration on page 109. Looking ahead As this letter suggests, this year has been one characterised by continuous engagement, comprehensive discussions and, towards the end, an unprecedented global situation. The dedication and quality of our colleagues and customers has remained consistently high throughout this period and, despite the uncertain external backdrop, we remain in a strong position to continue delivering on our purpose, strategy and spirit. The Committee believes that the revised policy, as set out in the following pages, will help drive this progress and I would once again like to thank you, our shareholders, for the level and quality of your engagement over this last year. /s/ Valerie Gooding Valerie Gooding Chairman of the Remuneration Committee 2 July 2020 99 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Executive pay at a glance The components of remuneration Long-term incentive Share-based Three year vest Additional two year holding period Fixed pay Base salary Benefits Pension Annual bonus Cash Deferred shares Total remuneration Remuneration Policy – summary of changes required to drive our strategic agenda, (Threshold: 94.5%). (Threshold 90%). Fixed pay (comprising Base salary, Benefits and Pension) FeatureCurrent policyProposed policyRationale PensionCurrent practice is 10% The Policy will be updated to formally Both Executive Directors are based in the of salary for executives,reflect the latest executive pensionUK and these arrangements are aligned with although the legacy policyarrangements which took effectthe employer contributions available to our allows up to 24%.in July 2018 (10% of salary).UK workforce. Annual bonus Global Short-Term Incentive Plan – ‘GSTIP’ FeatureCurrent policyProposed policyRationale Annual bonus No annual bonus deferral.Mandatory annual bonus deferral (25% Bonus deferral will act as an additional measure deferralinto shares for two years) will be applied to ensure shareholder alignment in situations to all executives who have not met theirwhere an executive is working towards their share ownership requirement.share ownership requirement. Long-term incentive Global Long-Term Incentive Plan – ‘GLTI’ FeatureCurrent policyProposed policyRationale MaximumChief Executive: 575% Chief Executive: 500% These proposed changes aim to balance opportunity(Threshold: 103.5%).(Threshold: 100%).the need, as one the UK’s largest (% of salary) Other EDs: 525% Other EDs: 450% listed companies, to attract the talent with the need to account for the views Awards will vest on a straight-line basis of our stakeholders on the matter between threshold and maximum.of long-term incentives. Vesting/holding Three year vest period, withThree year vesting period with all The Committee recognises that matters periods shares delivered 50% at vest, shares subject to an additional twoof quantum, simplicity, and shareholder alignment 25% on the first anniversary year holding period (i.e. “3+2” model).are of high importance to our stakeholders and of vesting, and 25% on thethese proposed changes aim to further reinforce second anniversary.our commitment in this area. Performance Adjusted FCF (2/3)Adjusted FCF (60%), Relative TSR Introducing an ESG element under the GLTI also conditions and Relative TSR (1/3).(30%), and ESG (10%).underlines management’s commitment to our purpose, and the importance of our impact on the societies we operate in to our investors. Other FeatureCurrent policyProposed policyRationale Share ownership Chief Executive (500%),Requirement levels remain Recognises the growing shareholder consensus requirements Other EDs (400%). unchanged whilst post-employment on this matter, whilst further strengthening Requirements apply post-conditions will now apply to all leavers alignment between executive pay and the employment until all GLTI for a period of two years. shareholder experience. awards have vested. Malus andTrigger events includeIncorporate a reputational damageExpands the protection offered by clawback clawback material misstatement,trigger event. Include discretion further than just the “traditional three” trigger material miscalculation,to extend clawback exercise periodevents and ensures the timescales for applying and gross misconduct.if an investigation is ongoing.such powers are sufficient. 100 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Total remuneration at a glance – 2020 compared to 2021 The below table illustrates the arrangements in place during the year under review (2020) compared to those which will be in place for 2021 (subject to shareholder approval of the Remuneration Policy at the 2020 AGM). Component 2020 (year ending 31 March 2020) 2021 (year ending 31 March 2021) Fixed pay Base salary Effective 1 July 2019:Effective 1 July 2020: Chief Executive: £1,050,000 (no increase).Chief Executive: £1,050,000 (no increase). Chief Financial Officer: £700,000 (no increase).Chief Financial Officer: £700,000 (no increase). Benefits Travel related benefits and private medical cover.Travel related benefits and private medical cover. PensionPension contribution of 10% of salary forPension contribution of 10% of salary for all Executive Directors.all Executive Directors. Annual bonus GSTIP Opportunity (% of salary):Opportunity (% of salary): Target: 100% Target: 100% Maximum: 200% Maximum: 200% Measures:Measures: Service revenue (25%), adjusted EBIT (25%), adjusted Adjusted EBIT (1/3), adjusted FCF (25%), and customer appreciation KPIs (25%).FCF (1/3), and customer appreciation KPIs (1/3). Long-term incentive GLTI Opportunity (% of salary):Opportunity (% of salary): Maximum:Maximum: Chief Executive: 575% Chief Executive: 500% Other Executive Directors: 525% Other Executive Directors: 450% Measures:Measures: Adjusted free cash flow (2/3 of total award) Adjusted free cash flow, TSR, and ESG. Weightings will and TSR (1/3 of total award).be determined prior to grant (see page 119). Other Share ownership Chief Executive – 500% of salary Chief Executive – 500% of salary requirements Chief Financial Officer – 400% of salary Chief Financial Officer – 400% of salary Include post employment holding requirements (leavers Include post employment holding requirements (all required to maintain the lower of their ownership leavers required to maintain the lower of their ownership requirement/holding at departure until all outstanding requirement/holding at departure for two years from GLTI awards have vested).the date of departure). Shareholding Share ownership (as at 31 March 2019)Share ownership (as at 31 March 2020) informationThe share ownership values reflect an average share priceThe share ownership values reflect an average share price over the six months to 31 March 2019 of 149.27 pence:over the six months to 31 March 2020 of 147.73 pence: Chief Executive (Nick Read):Chief Executive (Nick Read): 2,825,550 shares (402% of salary) 3,516,841 shares (495% of salary) Chief Financial Officer (Margherita Della Valle):Chief Financial Officer (Margherita Della Valle): 846,302 shares (180% of salary) 1,039,520 shares (219% of salary) 101 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Remuneration Policy Remuneration Policy In this forward-looking section we describe our Remuneration Policy for the Board. This includes our considerations when determining policy, a description of the elements of the reward package, including an indication of the potential future value of this package for each of the Executive Directors, and the policy applied to the Chairman and Non-Executive Directors. We will be seeking shareholder approval for our Remuneration Policy at the 2020 AGM and we intend to implement it at that point. A summary and explanation of the proposed changes to the current Remuneration Policy is provided on page 100. Subject to approval, we will review our policy each year to ensure that it continues to support our company strategy and if it is necessary to make a change to our policy within the next three years, we will seek shareholder approval. Considerations when determining our Remuneration Policy Our remuneration principles which are outlined on page 97 guide the Remuneration Committee when making decisions on our policy and its implementation. A critical consideration for the Remuneration Committee when determining our Remuneration Policy is to ensure that it supports our company purpose, strategy, and business objectives. A variety of stakeholder views are taken into account when determining executive pay, including those of our shareholders, colleagues, and external bodies. Further details on how we engage with, and consider the views of, each of these stakeholders are set out on page 115. In advance of submitting our policy for shareholder approval we ran a thorough consultation exercise with our major shareholders. We invited our top 20 shareholders and a number of key governance stakeholders to comment on remuneration at Vodafone and to provide feedback on the proposed changes to the current policy which was approved at the 2017 AGM. A number of meetings between shareholders and the Remuneration Committee Chairman took place during this consultation period. Further details of this consultation are provided on pages 97 and 98 whilst a summary of the proposed changes to our current policy, which are incorporated in this revised Remuneration Policy report, is provided on page 100. Listening to and consulting with our employees is very important and the Committee is supportive of the growing focus on engaging the employee voice, which has accompanied recent changes to the UK Corporate Governance Code. Our engagement with colleagues can take different forms in different markets but includes a variety of channels and approaches including our annual people survey which attracts very high levels of participation and engagement, regular business leader Q&A sessions, and a number of internal digital communication platforms. Our Senior Independent Director also undertakes an annual attendance at our European employee forum, and a similar body in South Africa, with any questions or concerns raised by the employee representatives fed back directly to the Board for consideration and discussion. We do not formally consult directly with employees on the executive Remuneration Policy nor is any fixed remuneration comparison measurement used. However, when determining the policy for Executive Directors, the Remuneration Committee is briefed on pay and employment conditions of employees in Vodafone Group as a whole, with particular reference to the market in which the executive is based. Further information on our approach to remuneration for other employees is given on page 105. Performance measures and targets Our Company strategy and business objectives are the primary consideration when we are selecting performance measures for our incentive plans. The targets within our incentive plans that are related to internal financial measures (such as revenue, profit and cash flow) are typically determined based on our budgets. Targets for strategic and external measures (such as customer appreciation KPIs, ESG measures, and total shareholder return (‘TSR’)) are set based on company objectives and in light of the competitive marketplace. The threshold and maximum levels of performance are set to reflect minimum acceptable levels at threshold and very stretching levels at maximum. As in previous Remuneration Reports we will disclose the details of our performance targets for our short and long-term incentive plans. However, our annual bonus targets are commercially sensitive and therefore we will only disclose our targets in the Remuneration Report following the completion of the financial year. We will normally disclose the targets for each long-term award in the Remuneration Report for the financial year preceding the start of the performance period – where this is not possible, such targets will be disclosed at the time of grant and published in the next Remuneration Report. At the end of each performance period we review performance against the targets, using judgement to account for items such as (but not limited to) mergers, acquisitions, disposals, foreign exchange rate movements, changes in accounting treatment, material one-off tax settlements etc. The application of judgement is important to ensure that the final assessments of performance are fair and appropriate. Malus and clawback In addition, the Remuneration Committee reviews the incentive plan results before any payments are made to executives or any shares vest and has full discretion to adjust the final payment or vesting downwards if they believe circumstances warrant it. In particular, the Committee has the discretion to use either malus or clawback as it sees appropriate. In the case of malus, the award may lapse wholly or in part, may vest to a lesser extent than it would otherwise have vested or vesting may be delayed. In the case of clawback, the Committee may recover bonus amounts that have been paid up to three years after the relevant payment date, or recover share awards that have vested up to five years after the relevant grant date. The key trigger events for the use of the clawback arrangements include material misstatement of performance, material miscalculation of performance condition outcomes, gross misconduct, and reputational damage. Subject to approval of this Remuneration Policy, these arrangements will be applicable to all bonus amounts paid, or share awards granted, following the 2020 AGM. The current clawback arrangements, which are set out in the Remuneration Policy approved by shareholders at the 2017 AGM, have been applicable to all bonus amounts paid, or share awards granted, since the 2017 AGM. 102 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information The Remuneration Policy table The table below summarises the main components of the reward package for Executive Directors. to strategy to strategy to strategy Fixed pay: Base salary Purpose and linkTo attract and retain the best talent Operation Salaries are usually reviewed annually and fixed for 12 months commencing 1 July. Decision is influenced by: – level of skill, experience and scope of responsibilities of individual; – business performance, scarcity of talent, economic climate and market conditions; – increases elsewhere within the Group; and – external comparator groups (which are used for reference purposes only) made up of companies of similar size and complexity to Vodafone. Opportunity Average salary increases for existing Executive Committee members (including Executive Directors) will not normally exceed average increases for employees in other appropriate parts of the Group. Increases above this level may be made in specific situations. These situations could include (but are not limited to) internal promotions, changes to role, material changes to the business and exceptional company performance. Performance metrics None. Fixed pay: Pension Purpose and linkTo remain competitive within the marketplace Operation – Executive Directors may choose to participate in the defined contribution pension scheme or to receive a cash allowance in lieu of pension. Opportunity – The pension contribution or cash payment is equal to the maximum employer contribution available to our UK employees under our Defined Contribution scheme (currently 10% of annual gross salary). Performance metrics None. Fixed pay: Benefits Purpose and linkTo aid retention and remain competitive within the marketplace Operation – Travel related benefits. This may include (but is not limited to) company car or cash allowance, fuel and access to a driver where appropriate. – Private medical, death and disability insurance and annual health checks. – In the event that we ask an individual to relocate we would offer them support in line with Vodafone’s relocation or international assignment policies. This may cover (but is not limited to) relocation, cost of living allowance, housing, home leave, education support, tax equalisation and advice. – Legal fees if appropriate. – Other benefits are also offered in line with the benefits offered to other employees, for example, our all-employee share plan, mobile phone discounts, maternity/paternity benefits, sick leave, paid holiday, etc. Opportunity – Benefits will be provided in line with appropriate levels indicated by local market practice in the country of employment. – We expect to maintain benefits at the current level but the value of benefit may fluctuate depending on, amongst other things, personal situation, insurance premiums and other external factors. Performance metrics None. 103 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Remuneration Policy (continued) to strategy to strategy Annual bonus – Global Short-Term Incentive Plan (‘GSTIP’) Purpose and linkTo drive behaviour and communicate the key priorities for the year. To motivate employees and incentivise delivery of performance over the one year operating cycle. The financial metrics drive our growth strategies whilst also focusing on improving operating efficiencies. The strategic measures aim to ensure a great customer experience remains at the heart of what we do. Operation – Bonus levels and the appropriateness of measures and weightings are reviewed annually to ensure they continue to support our strategy. – Performance over the financial year is measured against stretching financial and non-financial performance targets set at the start of the financial year. – The annual bonus is usually paid in cash in June each year for performance over the previous year. A mandatory deferral of 25% of post-tax bonus earned into shares for two years will normally apply except where an executive has met or exceeded their share ownership requirement. Opportunity – Bonuses can range from 0–200% of base salary, with 100% paid for on-target performance. Maximum is only paid out for exceptional performance. Performance metrics – Performance over each financial year is measured against stretching targets set at the beginning of the year. – The performance measures normally comprise a mix of financial and strategic measures. Financial measures may include (but are not limited to) profit, revenue and cash flow with a weighting of no less than 50%. Strategic measures may include (but are not limited to) customer appreciation KPIs such as churn, revenue market share, and NPS. Long-term incentive – Global Long-Term Incentive Plan (‘GLTI’) Purpose and linkTo motivate and incentivise delivery of sustained performance over the long term. To support and encourage greater shareholder alignment through a high level of personal share ownership. The use of free cash flow as the principal performance measure ensures we apply prudent cash management and rigorous capital discipline to our investment decisions. The use of TSR along with a performance period of not less than three years means that we are focused on the long-term interests of our shareholders. Operation – Award levels and the framework for determining vesting are reviewed annually. – Long-term incentive awards consist of shares subject to performance conditions which are granted each year. – Awards will normally vest not less than three years after the respective award grant date based on Group performance against the performance metrics set out below. In exceptional circumstances, such as but not limited to where a delay to the grant date is required, the Committee may set a vesting period of less than three years, although awards will continue to be subject to a performance period of at least three years. – All post-tax shares are subject to a mandatory two year holding from the date of vest prior to release. – Dividend equivalents are paid in cash after the vesting date. Opportunity – Maximum long-term incentive face value at award of 500% of base salary for the Chief Executive and 450% for other Executive Directors. – Threshold long-term incentive face value at award is 20% of maximum opportunity. Minimum vesting is 0% of maximum opportunity. Awards vest on a straight-line basis between threshold and maximum. – The Committee has the discretion to reduce long-term incentive grant levels for Directors who have neither met their shareholding guideline nor increased their shareholding by 100% of salary during the year. – The awards that vest accrue cash dividend equivalents over the three year vesting period. – Awards vest to the extent performance conditions are satisfied. Performance metrics – Performance is measured against stretching targets set at the time of grant. – Vesting is determined based on the following measures: adjusted free cash flow as our operational performance measure, relative TSR against a peer group of companies as our external performance measure, ESG as a measure of our external impact and commitment to our purpose. – Weightings will be determined each year and will normally constitute 60% on adjusted free cash flow, 30% on relative total shareholder return, and 10% on ESG. The Committee will determine the actual weighting of an award prior to grant, taking into account all relevant information. 104 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Notes to the Remuneration Policy table Existing arrangements We will honour existing awards, incentives, benefits and contractual arrangements made to individuals prior to their promotion to the Board and/ or prior to the approval and implementation of this policy. For the avoidance of doubt this includes payments in respect of any award granted under any previous Remuneration Policy. This will last until the existing incentives vest (or lapse) or the benefits or contractual arrangements no longer apply. Long-term incentive (‘GLTI’) When referring to our long-term incentive awards we use the financial year end in which the award was made. For example, the “2020 award” was made in the financial year ending 31 March 2020. The awards are usually made in the first half of the financial year. The extent to which awards vest depends on three performance conditions: – underlying operational performance as measured by adjusted free cash flow; – relative Total Shareholder Return (‘TSR’) against a peer group median; and – performance against our Environmental, Social, and Governance (‘ESG’) targets. Adjusted free cash flow The free cash flow performance is based on the cumulative adjusted free cash flow figure over the performance period. The detailed targets and the definition of adjusted free cash flow are determined each year as appropriate. The target adjusted free cash flow level is set by reference to our long-range plan and market expectations. We consider the targets to be critical to the Company’s long-term success and its ability to maximise shareholder value, and to be in line with the strategic goals of the Company. The Remuneration Committee sets these targets to be sufficiently demanding with significant stretch where only outstanding performance will be rewarded with a maximum payout. The cumulative adjusted free cash flow vesting levels as a percentage of the award subject to this performance element are shown in the table below (with linear interpolation between points): Vesting percentage (% of FCF element) Performance Below threshold 0% Threshold 20% Maximum 100% TSR outperformance of a peer group median We have a limited number of appropriate peers and this makes the measurement of a relative ranking system volatile. As such, the outperformance of the median of a peer group is felt to be the most appropriate TSR measure. The peer group for the performance condition is reviewed each year and amended as appropriate. The TSR vesting levels as a percentage of the award subject to this performance element are shown in the table below (with linear interpolation between points): Vesting percentage (% of TSR element) Below median 0% Median 20% Percentage outperformance of the peer group median equivalent to 80th percentile 100% In order to determine the percentages for the equivalent outperformance levels above median, the Remuneration Committee seeks independent external advice. ESG performance Our ESG targets will be set on an annual basis (as per the approach for our other performance measures), and will be aligned to our externally communicated ambitions in this area. Where performance is below the agreed ambition, the Committee will use its discretion to assess vesting based on performance against the stated ambition and any other relevant information. Remuneration policy for other employees While our remuneration policy follows the same fundamental principles across the Group, packages offered to employees reflect differences in market practice in the different countries, role and seniority. For example, the remuneration package elements for our Executive Committee are essentially the same as for the Executive Directors with some minor differences, for example smaller levels of share awards and local variances where appropriate. The remuneration for the next level of management, our senior leadership team, again follows the same principles with local and individual performance aspects in the annual bonus targets and performance share awards. They also receive lower levels of share awards which are partly delivered in conditional share awards without performance conditions. 105 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Remuneration Policy (continued) Estimates of total future potential remuneration from 2021 pay packages The tables below provide estimates of the potential future remuneration for each of the Executive Directors based on the remuneration opportunity to be granted in the 2021 financial year. Potential outcomes based on different performance scenarios are provided for each Executive Director. The assumptions underlying each scenario are described below1. Fixed Consists of base salary, benefits and pension. Base salary is at 1 July 2020. Benefits are valued using the figures in the total remuneration for the 2020 financial year table on page 109 (of the 2020 report). Pensions are valued by applying cash allowance rate of 10% of base salary at 1 July 2020. Base (£’000) Benefits (£’000) Pension (£’000) Total fixed (£’000) Chief Executive 1,050 42 105 1,197 Chief Financial Officer 700 22 70 792 Mid-point Based on what a Director would receive if performance was in line with plan. The opportunity for the annual bonus (‘GSTIP’) is 100% of base salary under this scenario. The opportunity for the long-term incentive (‘GLTI’) reflects assumed achievement mid-way between threshold and maximum performance. Maximum The maximum award opportunity for the GSTIP is 200% of base salary. The maximum GLTI opportunity reflects full vesting based on the maximum award levels set out in this Remuneration Policy (i.e. 500% of base salary for the Chief Executive and 450% of base salary for the Chief Financial Officer). All scenarios Long-term incentives consist of share awards only which are measured at face value i.e. no assumption for cash dividend equivalents payable. £5,397 £5,342 £3,382 26% 20% 20% (assuming 50% Note: 1 In line with UK reporting requirements, the fourth bar in each chart reflects the same assumptions as per the Maximum scenario but with an assumed share price increase of 50% (which subsequently increases the hypothetical value of the long-term incentive under this scenario by the same percentage). Recruitment remuneration Our approach to recruitment remuneration is to pay no more than is necessary and appropriate to attract the right talent to the role. The Remuneration Policy table (pages 103 and 104) sets out the various components which would be considered for inclusion in the remuneration package for the appointment of an Executive Director. Any new Director’s remuneration package would include the same elements, and be subject to the same constraints, as those of the existing Directors performing similar roles. This means a potential maximum bonus opportunity of 200% of base salary and long-term incentive maximum face value of opportunity at award of 500% of base salary. When considering the remuneration arrangements of individuals recruited from external roles to the Board, we will take into account the remuneration package of that individual in their prior role. We only provide additional compensation to individuals for awards foregone. If necessary we will seek to replicate, as far as practicable, the level and timing of such remuneration, taking into account also any remaining performance requirements applying to it. This will be achieved by granting awards of cash or shares that vest over a timeframe similar to those forfeited and if appropriate based on performance conditions. A commensurate reduction in quantum will be applied where it is determined that the new awards are either not subject to performance conditions or subject to performance conditions that are not as stretching as those of the awards forfeited. Service contracts of Executive Directors Executive Directors’ contracts have rolling terms and are terminable on no more than 12 months’ notice. The key elements of the service contract for executives relate to remuneration, payments on loss of office (see below), and restrictions during active employment (and for 12 months thereafter). These restrictions include non-competition, non-solicitation of customers and employees etc. Treatment of corporate events All of the Company’s share plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become exercisable on a change of control to the extent that any performance condition has been satisfied and pro-rated to reflect the acceleration of vesting, unless the Committee determines otherwise. In the event of a demerger, distribution (other than an ordinary dividend) or other transaction which would affect the current or future value of any award, the Committee may allow awards to vest on the same basis as for a change of control described above. Alternatively, an adjustment may be made to the number of shares if considered appropriate. Margherita Della Valle Chief Financial Ofcer£’000 12,000 10,000 8,000 68% £6,917 6,000 59% 4,000 56% 2,000 £792 12% 21% 23% 15% 0Fixed Mid-pointMaximumMaximum  Salary, Benets, and Pension  Annual Bonus  Long-Term Incentiveshare price growth) Nick Read Chief Executive £’000 12,000 70% £11,172 10,000 61% £8,547 8,000 6,000 58% 4,000 25% 19% 2,000 £1,197 22% 14% 11% 0Fixed Mid-pointMaximumMaximum (assuming 50%  Salary, Benets, and Pension  Annual Bonus  Long-Term Incentiveshare price growth) 106 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Payments for departing Executive Directors In the table below we summarise the key elements of our policy on payment for loss of office. We will of course, always comply both with the relevant plan rules and local employment legislation. Provision Policy Notice period and compensation for loss of office in service contracts – 12 months’ notice from the Company to the Executive Director. – Up to 12 months’ base salary (in line with the notice period). Notice period payments will either be made as normal (if the executive continues to work during the notice period or is on gardening leave) or they will be made as monthly payments in lieu of notice (subject to mitigation if alternative employment is obtained). Treatment of annual bonus (‘GSTIP’) on termination under plan rules – The annual bonus will be pro-rated for the period of service during the financial year and will reflect the extent to which Company performance has been achieved. – The Remuneration Committee has discretion to reduce the entitlement to an annual bonus to reflect the individual’s performance and the circumstances of the termination. Treatment of unvested long-term incentive awards (‘GLTI’) on termination under plan rules – An Executive Director’s award will vest in accordance with the terms of the plan and satisfaction of performance conditions measured at the normal completion of the performance period, with the award pro-rated for the proportion of the vesting period that had elapsed at the date of cessation of employment. – The Remuneration Committee has discretion to vary the level of vesting as deemed appropriate, and in particular to determine that awards should not vest for reasons which may include, at their absolute discretion, departure in case of poor performance, departure without the agreement of the Board, or detrimental competitive activity. Pension and benefits – Generally pension and benefit provisions will continue to apply until the termination date. – Where appropriate other benefits may be receivable, such as (but not limited to) payments in lieu of accrued holiday and legal fees or tax advice costs in relation to the termination. – Benefits of relative small value may continue after termination where appropriate, such as (but not limited to) mobile phone provision. In exceptional circumstances, an arrangement may be established specifically to facilitate the exit of a particular individual albeit that any such arrangement would be made within the context of minimising the cost to the Group. We will only take such a course of action in exceptional circumstances and where it is considered to be in the best interests of shareholders. Chairman and Non-Executive Directors’ remuneration Our policy is for the Chairman to review the remuneration of Non-Executive Directors annually following consultation with the Remuneration Committee Chairman. Fees for the Chairman are set by the Remuneration Committee. Element Policy Fees – We aim to pay competitively for the role including consideration of the time commitment required. We benchmark the fees against an appropriate external comparator group. We pay a fee to our Chairman which includes fees for chairmanship of any committees. We pay a fee to each of our other Non-Executive Directors and they receive an additional fee if they chair a committee and/or hold the position of Senior Independent Director. Non-executive fee levels are set within the maximum level as approved by shareholders as part of our Articles of Association. We review the structure of fees from time to time and may, as appropriate, make changes to the manner in which total fees are structured, including but not limited to any additional chair or membership fees. Allowances – Under a legacy arrangement, an allowance is payable each time certain non-Europe-based Non-Executive Directors are required to travel to attend Board and committee meetings to reflect the additional time commitment involved. Incentives – Non-Executive Directors do not participate in any incentive plans. Benefits – Non-Executive Directors do not participate in any benefit plans. The Company does not provide any contribution to their pension arrangements. The Chairman is entitled to the use of a car and a driver whenever and wherever he is providing his services to or representing the Company. We have been advised that for Non-Executive Directors, certain travel and accommodation expenses in relation to attending Board meetings should be treated as a taxable benefit therefore we also cover the tax liability for these expenses. Non-Executive Director letters of appointment Non-Executive Directors are engaged on letters of appointment that set out their duties and responsibilities. The appointment of Non-Executive Directors may be terminated without compensation. Non-Executive Directors are generally not expected to serve for a period exceeding nine years. For further information refer to the Nominations and Governance Committee section of the Annual Report. 107 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Annual Report on Remuneration Remuneration Committee In this section we give details of the composition of the Remuneration Committee and activities undertaken during the 2019 financial year. The Committee is comprised to exercise independent judgement and consists only of the following independent Non-Executive Directors: Chairman: Valerie Gooding Committee members: Michel Demaré, Dame Clara Furse, Renee James and Samuel Jonah (until 23 July 2019) The Committee regularly consults with Nick Read, the Chief Executive, and Leanne Wood, the Chief Human Resources Officer, on various matters relating to the appropriateness of awards for Executive Directors and senior executives, though they are not present when their own compensation is discussed. In addition, Adrian Jackson, the Group Reward and Policy Director, provides a perspective on information provided to the Committee, and requests information and analysis from external advisers as required. Rosemary Martin, the Group General Counsel and Company Secretary, advises the Committee on corporate governance guidelines and acts as secretary to the Committee. External advisers The Remuneration Committee seeks and considers advice from independent remuneration advisers where appropriate. The appointed advisers, Willis Towers Watson, were selected through a thorough process led by the Chairman of the Remuneration Committee at the time and were appointed by the Committee in 2007. The Chairman of the Remuneration Committee has direct access to the advisers as and when required, and the Committee determines the protocols by which the advisers interact with management in support of the Committee. The advice and recommendations of the external advisers are used as a guide, but do not serve as a substitute for thorough consideration of the issues by each Committee member. Advisers attend Committee meetings occasionally, as and when required by the Committee. Willis Towers Watson is a member of the Remuneration Consultants’ Group and, as such, voluntarily operates under the Remuneration Consultants’ Group Code of Conduct in relation to executive remuneration consulting in the UK. This is based upon principles of transparency, integrity, objectivity, competence, due care and confidentiality by executive remuneration consultants. Willis Towers Watson has confirmed that it adheres to that Code of Conduct throughout the year for all remuneration services provided to Vodafone and therefore the Committee is satisfied that it is independent and objective. The Remuneration Consultants’ Group Code of Conduct is available at remunerationconsultantsgroup.com. Fees for services provided to the Committee £’0001 Adviser Appointed by Services provided to the Committee Other services provided to the Company Willis Towers Watson Remuneration Committee in 2007 Advice on market practice; governance; provision of market data on executive reward; reward consultancy; and performance analysis. 88 Reward and benefits consultancy; provision of benchmark data; outsourced pension administration; and insurance consultancy services. Note: 1 Fees are determined on a time spent basis. 2017 annual general meeting – Remuneration Policy voting results At the 2017 annual general meeting there was a binding vote on our Remuneration Policy. Details of the voting outcomes are provided in the table below. Votes for % Votes against % Total votes Withheld Remuneration Policy 17,581,245,488 97.19 507,704,367 2.81 18,088,949,855 55,312,703 2019 annual general meeting – Remuneration Report voting results At the 2019 annual general meeting there was an advisory vote on our Remuneration Report. Details of the voting outcomes are provided in the table below. Votes for % Votes against % Total votes Withheld Remuneration Report 15,104,854,059 87.64 2,130,769,340 12.36 17,235,623,399 288,299,412 Meetings The Remuneration Committee had five formal meetings and one additional formal conference call during the year. In addition, informal conference calls can also take place. The principal agenda items at the formal meetings were as follows: Meeting Agenda items May 2019 – 2019 annual bonus achievement and 2020 targets/ranges – 2017 long-term incentive award vesting and 2020 targets/ranges – Shareholder update – 2019 Directors’ Remuneration Report July 2019 – Shareholder & media communications update – Review of Remuneration Policy – Corporate governance matters October 2019 – Corporate governance matters – Review of Remuneration Policy November 2019 – Review of Remuneration Policy – 2019/20 shareholder consultation January 2020 – Shareholder consultation update – Gender Pay Gap Reporting – 2021 short-term incentive structure March 2020 – Shareholder consultation update – Remuneration arrangements across Vodafone – Committee’s terms of reference – Chairman and Non-Executive Director fee levels – 2021 reward packages for the Executive Committee – Remuneration Committee performance review 108 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information 2020 remuneration In this section we summarise the pay packages awarded to our Executive Directors for performance in the 2020 financial year versus 2019. Specifically we have provided a table that shows all remuneration that was earned by each individual during the year and computed a single total remuneration figure for the year. The value of the annual bonus (‘GSTIP’) reflects what was earned in respect of the year but will be paid out in cash in the following year. Similarly the value of the long-term incentive (‘GLTI’) reflects the share awards which will vest in June/August 2020 as a result of the performance through the three year period ended at the completion of our financial year on 31 March 2020. Consideration of the use of discretion The Remuneration Committee reviews all incentive awards prior to payment and uses judgement to ensure that the final assessments of performance are fair and appropriate. If circumstances warrant it, the Committee may adjust the final payment or vesting downwards. The Committee reviewed incentive outcomes at the May 2020 meeting and determined them to be appropriate in light of business performance across the relevant performance periods. The Committee agreed that due to the timing of the COVID-19 outbreak there was relatively limited impact on performance results across either incentive performance period. The Committee further acknowledged that the business has continued to respond effectively to developing events even after the performance periods ended. As set out in the Letter from the Remuneration Committee Chairman, none of our employees have been furloughed, we are continuing to pay a dividend and we will be delivering performance-related pay and running a global salary review for our wider employee population as normal. It was subsequently agreed that no adjustments were required to either incentive outcome this year. 2020 annual bonus (‘GSTIP’) payout In the table below we disclose our achievement against each of the performance measures and targets in our annual bonus (‘GSTIP’) and the resulting total annual bonus payout level for the year ended 31 March 2020 of 51.9% of maximum. This is applied to the maximum bonus level of 200% of base salary for each executive. Commentary on our performance against each measure is provided below the table. Payout at maximum performance (% of salary) Actual payout (% of overall bonus maximum) Threshold performance level €bn Target performance level €bn Maximum performance level €bn Actual performance level1 €bn Actual payout (% of salary) Performance measure Service revenue 50% 24.2% 12.1% 32.8 34.5 36.3 34.5 Adjusted EBIT 50% 27.1% 13.5% 2.8 3.7 4.6 3.8 Adjusted free cash flow 50% 30.5% 15.3% 4.2 5.0 5.9 5.2 Customer appreciation KPIs 50% 22.0% 11.0% See below for further details Total annual bonus payout level 200% 103.8% 51.9% Note: 1 These figures are adjusted for the impact of M&A, foreign exchange movements and any changes in accounting treatment. Total remuneration for the 2020 financial year1 Nick Read Margherita Della Valle 2020 £’000 2019 £’000 2020 £’000 2019 £’000 Salary/fees 1,050 947 700476 Taxable benefits2 4229 2215 Annual bonus: GSTIP (see below for further detail) 1,090 922 727418 Total long-term incentive3: 1,426 935 282199 GLTI awards4 1,181 738 239168 GLTI dividends5 245197 4331 Pension/cash in lieu of pension 105129 7048 Other6 11 –– Total 3,7142,963 1,8011,1567 Total Fixed Remuneration 1,198 1,106 792539 Total Variable Remuneration 2,5161,857 1,009 617 Notes: 1 Nick Read was appointed Chief Executive-Designate on 27 July 2018, and became Chief Executive on 1 October 2018. Nick’s 2019 single figure therefore reflects remuneration received both in respect of his current role, as well as in respect of his previous role as Chief Financial Officer. Margherita Della Valle joined the Board as Chief Financial Officer on 27 July 2018. In line with the reporting regulations, the single figure for Margherita reflects remuneration received in respect of services rendered as a Board Director (i.e. 2019 single figure reflects the period 27 July 2018 to 31 March 2019). This includes the value of performance share awards granted to her prior to her appointment to the Board which vest based on adjusted free cash flow performance over the three year period to 31 March 2020 (2020 single figure) and 31 March 2019 (2019 single figure). 2 Taxable benefits include amounts in respect of: – Private healthcare (2020: Nick Read £2,583, Margherita Della Valle £2,583; 2019: Nick Read £2,612; Margherita Della Valle £1,760); – Cash car allowance £19,200 p.a.; and – Travel (2020: Nick Read £19,759, Margherita Della Valle £325; 2019: Nick Read £6,797, Margherita Della Valle £194). 3 The share prices used for both the 2020 and 2019 values, as set out in note 4 below, are lower than the grant prices for both respective awards. As such, no amount of the values shown in either column are attributable to share price appreciation during the performance or vesting periods. 4 The value shown in the 2019 column is the award which vested on 30 June 2019 and is valued using the execution share price on 30 June 2019 of 128.70 pence. The value shown in the 2020 column is the award which vests on 4 August 2020 in respect of Nick Read and 26 June 2020 in respect of Margherita Della Valle, and is valued using an average closing share price over the last quarter of the 2020 financial year of 139.99 pence. 5 Nick Read receives a cash award, equivalent in value to the dividends that would have been paid during the vesting period on any shares that vest . The dividend value shown in 2020 relates to awards vesting on 4 August 2020. Margherita Della Valle’s figure reflects the value of dividend equivalent awards accrued during the performance period in respect of the award vesting on 30 June 2020. 6 Reflects the value of the SAYE benefit which is calculated as £375 x 12 months x 20% to reflect the discount applied based on savings made during the year. 7 In line with our SEC reporting requirements, total remuneration received by Margherita Della Valle in respect of the period 1 April 2018 to 31 March 2019, inclusive of payments received whilst Deputy Chief Financial Officer, was £1,467k. 109 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Annual Report on Remuneration (continued) Financial metrics As set out in the table above, free cash flow and EBIT finished above the midpoints of the respective target ranges reflecting strong performance in markets including Germany, the UK, Egypt and Turkey. Service revenue finished slightly below the mid-point of our target range, mainly driven by performance in our largest European markets. Customer appreciation KPIs An assessment of performance under the customer appreciation KPIs measure was conducted on a market by market basis. Each market was assessed against a number of different metrics which included: – Churn is defined as total gross customer disconnections in the period divided by the average total customers in the period. – Revenue market share is based on our total service revenue and that of our competitors in the markets we operate in. – Net Promoter Score (‘NPS’) for both Consumer and Vodafone Business – defined as the extent to which our customers would recommend us. All measures utilise data from our local markets which is collected and validated for quality and consistency by independent third party agencies where possible. Our overall Customer Appreciation KPI outcome reflects a competitive environment in a number of our markets. Whilst performance remained stable or improved against a number of metrics in certain markets, the Committee agreed that a final payout below the mid-point of the target range was appropriate. Group churn performance ended the year slightly down, although underlying performance was more favourable. In Europe we saw relatively stable performance in our main European markets of Germany, Italy, Spain, and the UK, with both Italy and Spain improving their relative positioning compared to our peers. Overall this performance was offset by unfavourable performance in Turkey, where price competition negatively impacted churn rates in this market. Our revenue market share remained relatively stable during the year, with slight increases recorded in Germany, Italy, and the UK accompanied by an improvement in the gap to the market leader, and an improvement in position in Italy and the UK. Less favourable performance was recorded in Spain, where our market position also fell and the gap to the market leader increased. Elsewhere in Europe our operations faced competitive pressure in Romania, Czech Republic and Turkey, all of which recorded a fall in market position, although this was accompanied by positive performance in the form of narrowing the gap to the market leader in the cases of Romania and Czech Republic. NPS performance during the year saw a number of markets slightly fall in their Consumer NPS market position, including in Italy, the UK and Turkey. Notwithstanding this, we recorded positive performance in our European markets of Portugal and Albania, and African markets of Egypt and Ghana, where our position as market leader was extended. Market position movement was less prevalent in respect of Business NPS where we maintained our market position in the vast majority of markets where this measure is monitored. Notable movements included an extension in our leadership position in Italy and an unfavourable movement in our gap to the market leader in the UK and South Africa. It is within this context that overall performance against our Customer Appreciation KPIs metrics during the year was judged to be below target. The aggregated performance for the regions and the Group is calculated on a revenue-weighted average to give an overall achievement: Customer appreciation KPIs Achievement (% of maximum) Europe 43.3% Africa 54.0% Group 44.0% Base salary £’000 Maximum bonus % of base salary 2020 payout % of maximum Actual payment £’000 2020 annual bonus (‘GSTIP’) amounts Nick Read 1,050 200% 51.9% 1,090 Margherita Della Valle 700 200% 51.9% 727 Voluntary decision to receive short-term incentive in shares As set out in the Letter from the Remuneration Committee Chairman, both Executive Directors have voluntarily agreed to receive their full 2020 short-term incentive in Vodafone shares as a sign of confidence in our business. 110 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Long-term incentive (‘GLTI’) award vesting in August 2020 Vesting outcome The 2018 long-term incentive (‘GLTI’) awards which were made to executives in August 2017 will vest at 50.4% of maximum in August 2020. The performance conditions for the three year period ending in the 2020 financial year are as follows: Adjusted FCF performance – 2/3 of total award (€bn) TSR outperformance – 1/3 of total award TSR peer group Bharti Orange Below threshold <14.75 Below threshold Below median BT Group Telecom Italia Threshold 14.75 Threshold Median Liberty Global Royal KPN Maximum 18.45 Maximum 10.0% p.a. Deutsche Telekom Telefónica MTN The adjusted free cash flow for the three year period ended on 31 March 2020 was €17.2 billion and equates to vesting under the FCF element of 58.6% of maximum. The chart to the right shows that our TSR performance over the three year period ended on 31 March 2020 was above that of the median of our comparator group and equates to vesting under the TSR element of 33.9% of maximum. When the weighting of each condition is applied to the respective performance outcomes, this results in a calculated payout of 50.4% of overall maximum. The vesting impact of this outcome when applied to the number of shares granted is set out in the table below. 112 107 108 92 100 101 89 Maximum number of shares Adjusted free cash flow performance payout % of maximum Relative TSR performance payout % of maximum Value of shares vesting (’000) 2018 GLTI share awards subject to performance conditions vesting in June/August 2020 Weighted performance payout % of maximum Number of shares vesting Nick Read 1,673,437 58.6% 33.9% 50.4% 843,412 £1,181 Margherita Della Valle1 308,050 65.5% N/A 65.5% 201,895 £282 Note: 1 These share awards subject to performance conditions reflect an award granted to Margherita Della Valle in June 2017 prior to her appointment to the Board (including dividend equivalent shares). The award was subject to adjusted free cash flow performance in line with the ranges outlined above and will vest in June 2020. Specified procedures are performed by our internal audit team over the adjusted free cash flow to assist with the Committee’s assessment of performance. The performance assessment in respect of the TSR measure is undertaken by Willis Towers Watson. Details of how the plan works can be found in the Remuneration Policy that was approved at the 2017 AGM. Voluntary extension of holding period These share awards will vest on 4 August 2020 (26 June 2020 in respect of the award made to Margherita Della Valle) and both Executive Directors have committed to voluntarily hold all net vested shares for a full two year period post the vest date. Long-term incentive (‘GLTI’) awarded during the year The independent performance conditions for the 2020 long-term incentive awards made in June 2019, and subject to a three year performance period ending 31 March 2022, are adjusted free cash flow and TSR performance as follows: Adjusted FCF performance (2/3 of total award) Adjusted FCF performance (€bn) Vesting percentage (% of FCF element) Below threshold <15.85 0% Threshold 15.85 18% Maximum 19.55 100% TSR performance (1/3 of total award) Vesting percentage (% of TSR element) TSR outperformance Below threshold Below median 0% Threshold Median 18% Maximum 8.50% p.a. (80th percentile equivalent) 100% TSR peer group BT Group Deutsche Telekom Liberty Global MTN Orange Royal KPN Telecom Italia Telefónica The table below sets out the original and revised conditional awards of shares made to the Executive Directors in June 2019. 2018 GLTI award: TSR performance Growth in the value of a hypothetical US$100 holding over the performance period, six month averaging 140 130117122116119 120113118 108 110100112 93 908681 8080 70 6003/1709/1703/1809/1803/1909/1903/20 Vodafone Group Median of peer groupOutperformance of median of 10% p.a. 111 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Annual Report on Remuneration (continued) Following the decrease in share price between the date of the Remuneration Committee’s decision in respect of the grant of the awards and the date of grant itself, Nick Read and Margherita Della Valle voluntarily requested, and the Committee approved, that their 2020 long-term incentive conditional award be reduced by 20%. The impact of this decision is reflected in the table below. As set out in the Letter from the Remuneration Committee Chairman on page 97, in light of this experience and the current market volatility, the Committee is delaying the grant of the 2021 award until November 2020. This will allow the Committee to set an appropriate FCF target range and ensure the current exceptional market conditions do not inappropriately impact the grant conditions. Prior to the grant the Committee will consider a range of matters including, but not limited to, whether it is appropriate to use an average share price for the purpose of determining the number of shares subject to award granted. Further information will be provided in the market announcement following grant and disclosed in the 2021 Directors’ Remuneration Report. Proportion of maximum award vesting at minimum performance Original maximum vesting level (number of shares) Original maximum vesting level Shares voluntarily Revised maximum vesting level (number of shares) Maximum vesting level (face value1) 2020 GLTI performance share awards made in June 2019 Performance period end (face value1) forfeited Nick Read 4,859,546 £6,037,500 20% 3,887,636 £4,830,000 1/5th 31 Mar 2022 Margherita Della Valle 2,957,984 £3,675,000 20% 2,366,387 £2,940,000 1/5th 31 Mar 2022 Note: 1 Face value calculated based on the closing share price on 25 June 2019 (day immediately preceding the date of grant) of 124.2 pence. Dividend equivalents on the shares that vest are paid in cash after the vesting date. Outstanding awards The structure for awards made in August 2018 (vesting August 2021) and June 2019 (vesting June 2022) is set out on the previous page. Further details on the structure of these awards, and relevant targets, can be found in the Annual Report on Remuneration of the relevant year. All-employee share plans During the year the Executive Directors were eligible to participate in the Vodafone Group Sharesave Plan which is open to all UK employees. The Vodafone Sharesave Plan is an HM Revenue & Customs (‘HMRC’) approved scheme open to all staff permanently employed by a Vodafone company in the UK as of the eligibility date. Options under the plan are granted at up to a 20% discount to market value. Executive Directors’ participation is included in the option table on page 114. Pensions During the 2020 financial year the Executive Directors received a cash allowance of 10% of base salary. Margherita Della Valle accrued benefits of £9,999.96 under the defined contribution pension plan in respect of the period she served on the Board during the year. Neither Nick Read or Margherita Della Valle participated in a defined benefit scheme whilst an Executive Director. The Executive Directors are provided benefits in the event of death in service. They also have an entitlement under a long-term disability plan from which 2/3 of base salary, up to a maximum benefit determined by the insurer, would be provided until the state pension age. In respect of the Executive Committee members, the Group has made aggregate contributions of £273,771 (2019: £264,818) into defined contribution pension schemes. Alignment to shareholder interests Current levels of ownership by the Executive Directors, and the date by which the goal should be or should have been achieved, are shown below. The values are calculated using an average share price over the six months to 31 March 2020 of 147.73 pence. Based on this valuation price, both Executive Directors are currently below their shareholding requirements. In respect of Nick Read, this reflects an increase in the valuation of his holding from 402% of salary, as stated in the 2019 report, to 495% as stated in the table below. The number of shares Nick has beneficial ownership of has also increased from 2,825,550 to 3,516,841 over the same period. Margherita Della Valle joined the Board on 27 July 2018 and will continue to work towards achieving her goal prior to July 2023. Requirement as a % of salary Current % of salary held % of requirement achieved Number of shares owned Value of shareholding Date for requirement to be achieved At 31 March 2020 Nick Read 500% 495% 99% 3,516,841 £5.2m July 2023 Margherita Della Valle 400% 219% 55% 1,039,520 £1.5m July 2023 Requirement deadline: Requirement deadline: 500% 500% 2.5m 2.5m 200% 200% 0.5m 0.5m 2020 2019 31/03 31/03 20% SP 20% SP 2020 2019 31/03 31/03 20% SP 20% SP The shareholding requirements include a post employment condition whereby the Executive Directors will need to continue to hold shares equivalent to the value of their requirement at the date of departure (or actual holding on departure if the requirement has not been reached during 400% 219% 180% 176% 263% Nick Read Margherita Della Valle Actual holdingHolding scenarioJuly 2023Actual holdingHolding scenarioJuly 2023 4.0m 600% 4.0m 600% 3.5m3.5m 3.0m increase3.0m 400% 400% 2.0m 300% 2.0m 300% 1.5m 1.5m 1.0m 1.0m increase 100% 100% 0.0m 0%0.0m 0% 31/03 31/03Goal Actual Actual Illustrative Illustrative 31/03 31/03Goal Actual Actual Illustrative Illustrative 20202019 decrease increase 20202019 decrease increase 23% 594% 500% 495% 402% 396% 24% 112 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information employment) for a further two years post employment. The Committee has a number of processes in place to ensure this condition is met, including executives agreeing to these terms prior to receiving an award, executives holding the majority of their shares (and at least up to the value of their requirement) in a nominee rather than a personal account, and the Committee having the ability to lapse any unvested GLTI awards if the condition is not met. Collectively the Executive Committee including the Executive Directors owned 20,595,294 Vodafone shares at 31 March 2020, with a value of over £30.4 million. None of the Executive Committee members’ shareholdings amounts to more than 1% of the issued shares in that class of share, excluding treasury shares. Directors’ interests in the shares of the Company A summary of interests in shares and scheme interests of the Directors who served during the year is given below. Margherita Della Valle’s outstanding GLTR share award was granted prior to her appointment to the Board. More details of the outstanding shares subject to award and options are set out in the table below and on page 114. Share Plans Share options Unvested without Total numberperformance conditions of interests in shares (granted prior to appointment Unvested with performance conditions (at target) Unvested with performance conditions (at maximum) SAYE (unvested without performance conditions) At 31 March 2020 (at maximum)1 to the Board ) Executive Directors Nick Read 12,369,249 – 3,535,645 8,839,116 13,292 Margherita Della Valle 5,786,299 77,012 1,898,711 4,669,767 – Total 18,155,548 77,012 5,434,356 13,508,883 13,292 Note: 1 This includes both owned shares and the maximum number of unvested share awards. The total number of interests in shares includes interests of connected persons, unvested share awards and share options. Total number of interests in shares At 31 March 2020 Non-Executive Directors Sanjiv Ahuja 14,000 (ADRs)1 Sir Crispin Davis 34,500 Michel Demaré 100,000 Dame Clara Furse 75,000 Valerie Gooding 28,970 Renee James 27,272 Samuel Jonah (position upon retirement) 30,190 Gerard Kleisterlee 220,000 Maria Amparo Moraleda Martinez 30,000 David Nish 107,018 David Thodey 303,653 Note: 1 One ADR is equivalent to ten ordinary shares. At 30 June 2020, and during the period from 1 April 2020 to 30 June 2020, no Director had any interest in the shares of any subsidiary company. Other than those individuals included in the tables above who were Board members at 31 March 2020, members of the Group’s Executive Committee at 31 March 2020 had an aggregate beneficial interest in 16,038,933 ordinary shares of the Company. At 30 June 2020, the Directors had an aggregate beneficial interest in 6,514,697 ordinary shares of the Company and the Executive Committee members had an aggregate beneficial interest in 17,595,240 ordinary shares of the Company. The change in the number of shares held reflects a change in membership in the Executive Committee during this period, as well as share purchases and a vest between the year-end and 30 June 2020. None of the Directors or the Executive Committee members had an individual beneficial interest amounting to greater than 1% of the Company’s ordinary shares. The Directors’ total number of interests in shares did not change during the period from 1 April 2020 to 30 June 2020. Performance share awards The maximum number of shares subject to outstanding awards that have been granted to Directors under the long-term incentive (‘GLTI’) plan are currently as follows: 2018 award Awarded: August 20171 Performance period ending: March 2020 Vesting date: August 20201 Share price at grant: 224.0 pence1 2019 award Awarded: June 2018 Performance period ending: March 2021 Vesting date: June 2021 Share price at grant: 184.2 pence 2020 award2 Awarded: June 2019 Performance period ending: March 2022 Vesting date: June 2022 Share price at grant: 124.2 pence GLTI performance share awards Nick Read 1,673,437 3,278,043 3,887,636 Margherita Della Valle2 260,764 1,995,330 2,366,387 Notes: 1 Margherita Della Valle’s 2018 award was granted in June 2017 at a price of 223.7 pence and will subsequently vest in June 2020. 2 Reflects shares subject to outstanding awards following voluntary reduction as set out on page 112. Details of the performance conditions for the awards can be found on page 111 or in the Remuneration Report from the relevant year. Margherita Della Valle’s 2018 award was granted prior to her appointment to the Board and is subject to adjusted free cash flow only. 113 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Annual Report on Remuneration (continued) Share options The following information summarises the Executive Directors’ options under the HMRC approved Vodafone Group 2008 Sharesave Plan (‘SAYE’). No other Directors have options under any schemes and, other than under the SAYE, no options have been granted since 2007. Options under the SAYE were granted at a discount of 20% to the market value of the shares at the time of the grant. No other options may be granted at a discount. Options granted during the 2020 financial year Options exercised during the 2020 financial year Options lapsed during the 2020 financial year At 1 April 2019 or date of appointment Options held at 31 March 2020 Market price on exercise Option price Date from which exercisable Number of shares Number of shares Number of shares Number of shares Number of shares Gain on exercise Grant date Pence1 Expiry date Pence Note: 1 The closing trade share price on 31 March 2020 was 113.00 pence. The highest trade share price during the year was 165.24 pence and the lowest price was 98.02 pence. At 30 June 2020 there had been no change to the Directors’ interests in share options from 31 March 2020. Other than those individuals included in the table above, at 30 June 2020 members of the Group’s Executive Committee held options for 52,242 ordinary shares at prices ranging from 102.6 pence to 189.2 pence per ordinary share, with a weighted average exercise price of 140.7 pence per ordinary share exercisable at dates ranging from 1 September 2020 to 1 March 2025. Margherita Della Valle, Hannes Ametsreiter, Aldo Bisio, António Coimbra, Ahmed Essam, Shameel Joosub, Vinod Kumar, Rosemary Martin, Joakim Reiter, and Serpil Timuray held no options at 30 June 2020. Loss of office payments Other than amounts already disclosed in prior year reports, no loss of office payments were made during the year. Payments to past Directors During the 2020 financial year Lord MacLaurin received benefit payments in respect of security costs as per his contractual arrangements. These costs exceeded our de minimis threshold of £5,000 p.a. and, including the tax paid, were £23,513 (2019: £23,186). Fees retained for external non-executive directorships Executive Directors may hold positions in other companies as non-executive directors and retain the fees. During the year ended 31 March 2020 Nick Read served as a non-executive director on the board of Booking Holdings Inc. where he retained fees of US$294,424 (2019: US$335,000). Margherita Della Valle served as a non-executive director on the board of Centrica plc until 12 May 2019 where she retained fees of £11,270 (2019: £66,651). Pay in the wider context Fair pay at Vodafone As part of its review of executive remuneration arrangements, the Committee takes account of the pay policies in place across the wider business. This includes considering the structure of remuneration offerings at each level of the business to ensure there is a strong rationale for how packages evolve across the different levels of the organisation. During the year the Committee was updated on how remuneration arrangements were being reviewed across the business to ensure they fully aligned with our strategy, supported our purpose, and celebrated our spirit. The Committee was also informed of recent steps taken to enhance our global annual fair pay review, including how conditions and pay positions across our operations had been reviewed. The Committee was informed where the key focus areas were and what actions had been agreed locally to implement any required adjustments. In addition to being a core principle of the Committee, there is a clear culture in our business of ensuring we offer competitive and fair pay to all employees. Our approach, across our business, is guided by our six principles which are set out overleaf. Nick Read SAYE Mar 20174,854––– 4,854 154.51 Apr 2022 Sep 2022–– SAYE Jul 20178,438––– 8,438 177.75 Sep 2022 Feb 2023–– Total13,292––– 13,292 –– 114 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Free from discrimination Ensure a good standard of living committed to providing a good standard Provide b Open and their pay. Stakeholder engagement The Committee considers all stakeholder groups when setting executive pay including: decisions on executive pay are made within our wider business context. We engage and fully considers all feedback as part of the review process. This year we started our when they issue consultations on proposed changes to legislation/reporting guidelines. pay in the wider market. The Committee believes that through transparent reporting and UK Gender Pay Gap reporting For the last three years, we have published our UK Gender Pay Gap in line with the statutory UK methodology. We are aware that the nature of the statutory calculation means our UK Gender Pay Gap will fluctuate year-on-year, influenced by changes in our business structure and the percentage of men and women at all levels and positions. Notwithstanding this, through our commitment to embed diversity into our culture, with Inclusion for All being a key pillar of our purpose, we aim to reduce the gap over time. Our initiatives aim to support all women across different roles, areas, and geographies of our business and will, over time, reduce our specific UK Gender Pay Gap (which this year was calculated as 10.9% – a decrease from our prior year figure of 16.1%). The existence of a UK gender pay gap in our business is primarily a consequence of more men than women holding senior or specialist, and therefore higher-paid, roles. We recognise the progress we are making but appreciate there is more to be done. Further details of our initiatives in this area, case studies from our colleagues, and key statistics can be found on our dedicated UK Gender Pay Gap webpage on www.vodafone.com/uk-gender-pay-gap. Wider society The Committee is fully aware that society has grown increasingly concerned about executive active engagement in explaining both the operation of, and rationale for, executive pay decisions, trust in this area can be rebuilt. Government The Committee actively engages with external professional bodies/government departments Shareholders The Committee values the active participation of our shareholders during our consultations consultation in November 2019 (for the July 2020 AGM) to ensure all parties had adequate time for engagement. Colleagues The Committee is fully briefed on pay arrangements across the business to ensure any with our employees through a variety of means including Employee Forums, Town Hall meetings (including with our executives), global annual people survey and digital platforms – all of which give our people the chance to voice their opinion on any area of interest – including executive pay. 6 transparent With a series of user friendly guides and an annual Reward Statement, which help explain our people’s pay packages and outline the value of their core pay package, we ensure that our people understand In addition they also receive monthly or weekly payslips and a payment schedule. 5 enefits for all Our global standard is to offer all our people life insurance and access to either Company or State provided healthcare and pension provision. Globally, at Vodafone, all new mothers are offered at least 16 weeks fully paid maternity leave and can return to work for four days a week, paid five days for the first six months. All non-birthing partners are offered at least two weeks fully paid parental leave. our successes All our people should have the opportunity to share in our success by being eligible to receive some form of performance related pay, e.g. a bonus, shares or sales incentive. 3 We work with the independent organisation, Fair Wage Network, to assess how our pay compares to the “living wage” in each of our markets as we are of living for our people and their family. 2 Our pay should not be affected by gender, age, disability, gender identity and expression, sexual orientation, race, cultural background or belief. We annually compare the average position of our males and females against their market benchmark, grade and function to identify and understand the differences. competitive The pay of our people is reflective of their skills, role and function and also the market data. We annually review the pay of each person and actively manage any who fall below the market competitive range. 115 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Annual Report on Remuneration (continued) Relative spend on pay The chart below shows both the dividends distributed in the year and the total cost of remuneration in the Group. For more details on dividends and expenditure on remuneration for all employees, please see pages 174 and 204 respectively. CEO pay ratio The following table sets out our CEO pay ratio figures in respect of 2020 and 2019: Year CEO Single Figure Method 25th percentile pay ratio Median pay ratio 75th percentile pay ratio 2020 £3,714k Option B 118:1 73:1 47:1 20191 £4,359k Option B 154:1 107:1 56:1 Note: 1 The CEO single figure used in the calculation of the 2019 ratios reflects a blended figure for Vittorio Colao and Nick Read, recognising the change in incumbency for the role during this year. Year Supporting information 25th percentile pay ratio Median pay ratio 75th percentile pay ratio 2020 Salary £28.0k £42.8k £65.0k Total pay and benefits £31.3k £51.1k £78.6k 2019 Salary £23.1k £36.4k £65.0k Total pay and benefits £28.3k £40.8k £78.2k The calculation methodology used reflects Option B as defined under the relevant regulations. In line with the relevant regulations this utilises the most recently collected and disclosed data analysed within our Gender Pay Gap report, with employees at the three quartiles identified from this analysis and their respective single figure values calculated. To ensure this data accurately reflects individuals at such quartiles, the single figure values for individuals immediately above and below the identified employee at each quartile within the Gender Pay Gap analysis were also reviewed. This year our ratios decreased when viewed on a year-on-year basis. This was partly driven by the methodology required for our 2019 ratio, which was a blended figure of our current Chief Executive and his predecessor. In normal years we expect the ratios to be primarily driven by the valuation of the long-term incentive that is included in the Chief Executive’s single figure for the year. Change in the Chief Executive’s remuneration between 2019 and 2020 In the table below we show the percentage change in the Chief Executive’s remuneration (salary, taxable benefits and annual bonus payment) between the 2019 and 2020 financial years compared to the average for other Vodafone Group employees who are measured on comparable business objectives and who have been employed in the UK since 2019 (per capita). Vodafone has employees based all around the world and some of these individuals work in countries with very high inflation; therefore a comparison to Vodafone’s UK-based Group employees is more appropriate than to all employees. In line with the regulations, the table below calculates the percentage change in the Chief Executive’s remuneration by comparing Nick Read’s 2020 remuneration with his 2019 remuneration – the latter of which partly reflects his arrangement as Chief Financial Officer prior to his appointment as Chief Executive on 1 October 2018. Due to the timing of this change in role, this year’s figures show higher changes than normal in respect of the role of Chief Executive (as it is not a like-for-like comparison). This is similar to how the 2019 figures showed a significant decrease, due to how Nick’s 2019 figure (which as stated above includes an element of pay in respect of his previous role) was being compared to a 2018 figure which reflected a full-year Chief Executive figure in respect of his predecessor. Nick’s salary has not changed since his appointment to the role of Chief Executive. Percentage change from 2019 to 2020 Other Vodafone Group employees employed in the UK Item Chief Executive Base salary 10.9% 5.1% Taxable benefits 44.8% 0.1% Annual bonus 18.2% 30.8% Relative importance of spend on pay€m 6,000 5,267 5,462 5,000 4,022 4,000 3,000 2,317 2,000 1,000 02019202020192020 Distributed by way of dividendsOverall expenditure on remuneration for all employees 116 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Assessing pay and performance In the table below we summarise the Chief Executive’s single figure remuneration over the past ten years, as well as how our variable pay plans have paid out in relation to the maximum opportunity. This can be compared with the historic TSR performance over the same period. The chart below shows the performance of the Company relative to the STOXX Europe 600 Index over a ten year period. The STOXX Europe 600 Index was selected as this is a broad-based index that includes many of our closest competitors. It should be noted that the payout from the long-term incentive plan is based on the TSR performance shown in the chart on page 111 and not this chart. ce Europe 600 Annual Bonus TI average 45% Notes: 1 Reflects the single figure in respect of Vittorio Colao for the period to 30 September 2018. 2 Reflects the single figure in respect of Nick Read for the period from 1 October 2018. 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 Ten year historical TSR performan Growth in the value of a hypothetical €100 holding over ten years Vodafone Group STOXX index 250 235 226 225 195 208 201 196 200 124 108 139 107 157 124 147 180 158 185 185 159 172 132 175 150 125 100 100 75 Financial year remun for Chief Executive a L eration verage 51% 100% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0% Single figure of total remuneration £’000 7,022 15,767 11,099 8,014 2,810 5,224 6,332 7,389 2,7401 /1,6192 3,714 Annual Bonus (actual award versus max opportunity) 62% 47% 33% 44% 56% 58% 47% 64% 44% 52% Long-Term Incentive (vesting versus max opportunity) 31% 100% 57% 37% 0% 23% 44% 67% 40% 50% 117 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Annual Report on Remuneration (continued) 2020 remuneration for the Chairman and Non-Executive Directors Salary/fees Benefits1 Total 2020 £’000 2019 £’000 2020 £’000 2019 £’000 2020 £’000 2019 £’000 Notes: 1 We have been advised that for Non-Executive Directors, certain travel and accommodation expenses in relation to attending Board meetings should be treated as a taxable benefit. The table above includes these travel expenses and the corresponding tax contribution. 2 Salary/fees include an additional allowance of £6,000 per meeting for Directors based outside of Europe. 2021 remuneration Details of how the Remuneration Policy will be implemented for the 2021 financial year are set out below. Prior to reviewing executive remuneration arrangements the Committee was fully briefed on remuneration arrangements elsewhere in the business. This included a detailed discussion on the structure of remuneration offerings at each level of the business and how pay at these levels is determined. The Committee also considered the wider external context in light of the developing COVID-19 situation, and the commitments made to our wider employee population. The cumulative effect of these discussions was that the Committee was able to make decisions in respect of executive remuneration within the context of how, and appreciating the rationale for why, remuneration arrangements evolve across the different levels within the organisation. 2021 base salaries In March 2020 the Committee reviewed executive remuneration arrangements against the following comparator groups: 1) A EuroTop peer group constituting the top 50 European companies (excluding financial services companies) and a few other select companies relevant to the telco sector; and 2) The FTSE 30 (excluding financial services companies). Following this review, the Committee agreed that the salaries for both the Chief Executive and Chief Financial Officer would remain unchanged at: – Chief Executive: Nick Read £1,050,000; and – Chief Financial Officer: Margherita Della Valle £700,000. The Committee further determined that salaries for Executive Committee members will also remain unchanged. Pension Pension arrangements for both the Chief Executive and the Chief Financial Officer will remain unchanged at 10% of salary, in line with the maximum employer contribution level for the wider UK population. Chairman Gerard Kleisterlee 650644 5386 703730 Senior Independent Director Valerie Gooding 165165 57 170172 Non-Executive Directors Sanjiv Ahuja (appointed 9 November 2018) 11545 3– 11845 Sir Crispin Davis 115115 231 138116 Michel Demaré (appointed 1 February 2018) 115115 1117 126132 Dame Clara Furse 115115 32 118117 Renee James2 133139 1117 144156 Maria Amparo Moraleda Martinez 115115 1418 129133 David Nish 140140 3137 171177 David Thodey (appointed 1 September 2019) 67– 19– 86– Former Non-Executive Directors Sam Jonah2 (retired 23 July 2019) 50151 615 56166 Total 1,7801,744 179200 1,9591,944 118 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information 2021 Annual Bonus (‘GSTIP’) As set out on page 98 of the Letter from the Remuneration Committee Chairman, the Committee originally agreed at the March 2020 meeting that the annual bonus performance conditions and their respective weightings for 2021 should remain unchanged from 2020. However, in light of the uncertainty caused by COVID-19 and the subsequent difficulty in setting an appropriate service revenue target, it was agreed at the May 2020 meeting for this condition to be removed from the 2021 plan. The Committee believes this is important in maintaining the integrity of the targets set under the plan. The remaining measures will be retained and weighted as set out below: – adjusted EBIT (1/3); – adjusted free cash flow (1/3); and – customer appreciation KPIs (1/3). This includes an assessment of churn, revenue market share, and Net Promoter Score1 (‘NPS’). Note: 1 The assessment of NPS utilises data collected in our local markets which is validated for quality and consistency by independent third party agencies. Due to the potential impact on our commercial interests, annual bonus targets are considered commercially sensitive and therefore will be disclosed in the 2021 Remuneration Report following the completion of the financial year. Long-term incentive (‘GLTI’) awards for 2021 Awards for 2021 will be made in line with the arrangements described in our policy on pages 104 and 105. Vesting of the 2021 award will be subject to the performance of adjusted free cash flow, relative TSR, and ESG performance. As set out in the Letter from the Remuneration Committee Chairman, the Committee will approve the 2021 awards prior to the planned November grant taking account of all information at the time. Whilst the normal weightings of our measures will be 60% on FCF, 30% on relative TSR, and 10% on ESG, the Committee will review these prior to the November 2020 grant and assess whether they remain appropriate for this grant in the context of the situation at the time. Notwithstanding this, in-line with feedback received during this year’s shareholder consultation, the ESG measure will constitute 10% of the total award, and TSR will have a minimum weighting of 30%. Further details for the 2021 award targets are provided below. Adjusted free cash flow As set out in the Letter from the Remuneration Committee Chairman, due to the difficulty in setting an accurate and appropriate three year adjusted free cash flow target in the current environment prior to the date of this report’s publication, the decision on the target range for this measure will be made closer to the time of the November 2020 grant. Details of the final range will be disclosed in the relevant market announcement at the time of grant, and published in the 2021 Directors’ Remuneration Report. Relative TSR Following the annual review of the performance measures which included a review of analysis provided by the Committee’s external advisers, the Committee determined that the TSR outperformance range for the 2021 award should continue to be set at the 80th percentile equivalent for maximum performance. For the 2021 award, this equates to outperformance of 8.50% p.a. at maximum. This is the same outperformance range as used under the 2020 award and remains at the top end of market practice in this area. The Committee further determined that given the strategic importance of Germany as market to the wider business, the TSR peer group should be expanded to include Telefónica Deutschland. TSR outperformance Vesting (% of Relative TSR element) Below threshold Below median 0.0% Threshold Median 20.0% Maximum 8.50% p.a. (80th percentile equivalent) 100.0% TSR peer group BT Group Deutsche Telekom Liberty Global MTN Orange Royal KPN Telecom Italia Telefónica Telefónica Deutschland Linear interpolation (i.e. straight-line vesting) occurs for performance between threshold and maximum. 119 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Annual Report on Remuneration (continued) ESG The Committee is aware of the importance of linking any non-financial measures to quantifiable and robust targets. When consulting with our shareholders, the Committee’s proposal to link the new ESG element of the GLTI award directly to our purpose and the associated externally communicated ambitions and targets, received strong support. The table below sets out how performance under the ESG measure will be assessed against three quantitative ambitions: Purpose pillar Metric for 2021 GLTI Overall ambition Baseline position for 2021 GLTI Ambition for 2021 GLTI Planet Greenhouse gas reduction 50% reduction from FY17 baseline by 2025 11% reduction from FY17 baseline at 31 March 2020 40% reduction from FY17 baseline by 31 March 2023 Inclusion for All Women in management 40% of women in management by 2030 31% of women in management at 31 March 2020 34% of women in management by 31 March 2023 Digital Society M-Pesa connections Connect >50m people and their families to mobile money by 2025 40.5m connections at 31 March 2020 56m connections by 31 March 2023 Each ambition for the 2021 award has been set by considering both our externally communicated target, and our internal progress as at 31 March 2020. Where we are ahead of our originally communicated external ambition, for example in M-Pesa connections, we have set our target recognising this so as to ensure all ambitions remain stretching against actual current performance. At the end of the performance period the Committee will assess achievement across the three metrics against the stated ambitions and determine vesting under this element. Full disclosure of the rationale for the final vesting decision will be provided in the relevant Directors’ Remuneration Report. Further details on our initiatives and progress during the year in respect of the three pillars of our purpose can be found on pages 40 to 47. 2021 remuneration for the Chairman and Non-Executive Directors For the 2020 review the fees for our Chairman and Non-Executive Directors have been benchmarked against the FTSE 30 (excluding financial services companies). Following the review it was agreed that no changes will be made to the current fee levels which are set out in the table below. Position/role Fee payable £’000 Chairman1 650 Non-Executive Director 115 Additional combined fee for Senior Independent Director and Chairman of the Remuneration Committee 50 Additional fee for Chairmanship of Audit and Risk Committee 25 Note: 1 The Chairman’s fee also includes the fee for the Chairmanship of the Nominations and Governance Committee. Subject to shareholder approval, Jean-François van Boxmeer will join the Board as a Non-Executive Director following the AGM on 28 July 2020. Jean-François will receive a fee in respect of this role in line with our approach set out above. Upon his appointment as Chairman, the fee paid to Jean-François will change to reflect the fee paid for the role of Chairman (as also set out in the table above). Both fees will be pro-rated to reflect time served in each position during the year. For 2021 the allowance payable each time a non-Europe-based Non-Executive Director eligible for this legacy arrangement is required to travel to attend Board and Committee meetings to reflect the additional time commitment involved is £6,000. Further remuneration information Dilution All awards are made under plans that incorporate dilution limits as set out in the guidelines for share incentive schemes published by the Investment Association. The current estimated dilution from subsisting executive awards is approximately 2.6% of the Company’s share capital at 31 March 2020 (2.7% at 31 March 2019), whilst from all-employee share awards it is approximately 0.3% (0.3% at 31 March 2019). This gives a total dilution of 2.9% (3.0% at 31 March 2019). Service contracts The terms and conditions of appointment of our Directors are available for inspection at the Company’s registered office during normal business hours and at the annual general meeting (for 15 minutes prior to the meeting and during the meeting). The Executive Directors have notice periods in their service contracts of 12 months. The Non-Executive Directors’ letters of appointment do not contain provision for notice periods or for compensation if their appointments are terminated. This report on remuneration has been approved by the Board of Directors and signed on its behalf by: /s/ Valerie Gooding Valerie Gooding Chairman of the Remuneration Committee 2 July 2020 120 Vodafone Group Plc

Overview Strategic Report Governance Our US listing requirements Financials Other information As Vodafone’s American depositary shares are listed on NASDAQ Stock Market LLC (‘NASDAQ’), we are required to disclose a summary of any material differences between the corporate governance practices we follow and those of US companies listed on NASDAQ. Vodafone’s corporate governance practices are primarily based on UK requirements but substantially conform to those required of US companies listed on NASDAQ. The material differences are set out in the following table: Board member independence Different tests of independence for Board members are applied under the 2018 UK Corporate Governance Code and the NASDAQ listing rules. The Board is not required to take into consideration NASDAQ’s detailed definitions of independence as set out in the NASDAQ listing rules. The Board has carried out an assessment based on the independence requirements of the Code and has determined that, in its judgement, each of Vodafone’s Non-Executive Directors is independent within the meaning of those requirements. Committees The NASDAQ listing rules require US companies to have a nominations committee, an audit committee and a compensation committee, each composed entirely of independent directors, with the nominations committee and the audit committee each required to have a written charter which addresses the committee’s purpose and responsibilities, and the compensation committee having sole authority and adequate funding to engage compensation consultants, independent legal counsel and other compensation advisers. – Our Nominations and Governance Committee is chaired by the Chairman of the Board and its other members are independent Non-Executive Directors. – Our Remuneration Committee is composed entirely of independent Non-Executive Directors. – Our Audit and Risk Committee is composed entirely of Non-Executive Directors, each of whom (i) the Board has determined to be independent based on the independence requirements of the Code and (ii) meets the independence requirements of the Securities Exchange Act 1934. – We have terms of reference for our Nominations and Governance Committee, Audit and Risk Committee and Remuneration Committee, each of which complies with the requirements of the Code and is available for inspection on our website at vodafone.com/governance. – These terms of reference are generally responsive to the relevant NASDAQ listing rules, but may not address all aspects of these rules. Code of Ethics and Code of Conduct Under the NASDAQ listing rules, US companies must adopt a Code of Conduct applicable to all directors, officers and employees that complies with the definition of a “code of ethics” set out in section 406 of the Sarbanes-Oxley Act. – We have adopted a Code of Ethics that complies with section 406 of the Sarbanes-Oxley Act which is applicable only to the senior financial and principal executive officers, and which is available on our website at vodafone.com/governance. – We have also adopted a separate Code of Conduct which applies to all employees. Quorum The quorum required for shareholder meetings, in accordance with our Articles of Association, is two shareholders, regardless of the level of their aggregate share ownership, while US companies listed on NASDAQ are required by the NASDAQ listing rules to have a minimum quorum of 33.33% of the shareholders of ordinary shares for shareholder meetings. Related party transactions In lieu of obtaining an independent review of related party transactions for conflicts of interests in accordance with the NASDAQ listing rules, we seek shareholder approval for related party transactions that (i) meet certain financial thresholds or (ii) have unusual features in accordance with the Listing Rules issued by the FCA in the UK (the ‘Listing Rules’), the Companies Act 2006 and our Articles of Association. Further, we use the definition of a transaction with a related party as set out in the Listing Rules, which differs in certain respects from the definition of related party transaction in the NASDAQ listing rules. Shareholder approval When determining whether shareholder approval is required for a proposed transaction, we comply with both the NASDAQ listing rules and the Listing Rules. Under the NASDAQ listing rules, whether shareholder approval is required for a transaction depends on, among other things, the percentage of shares to be issued or sold in connection with the transaction. Under the Listing Rules, whether shareholder approval is required for a transaction depends on, among other things, whether the size of a transaction exceeds a certain percentage of the size of the listed company undertaking the transaction. 121 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Directors’ report The Directors of the Company present their report together with the audited consolidated financial statements for the year ended 31 March 2020. This report has been prepared in accordance with requirements outlined within The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 and forms part of the management report as required under Disclosure Guidance and Transparency Rule (‘DTR’) 4. Certain information that fulfils the requirements of the Directors’ report can be found elsewhere in this document and is referred to below. This information is incorporated into this Directors’ report by reference. Responsibility statement As required under the DTRs, a statement made by the Board regarding the preparation of the financial statements is set out on pages 125 and 126 which also provides details regarding the disclosure of information to the Company’s auditor and management’s report on internal control over financial information. Going concern The going concern statement required by the Listing Rules and the UK Corporate Governance Code (the ‘Code’) is set out in the “Directors’ statement of responsibility” on page 126. System of risk management and internal control The Board is responsible for maintaining a risk management and internal control system and for managing principal risks faced by the Group. Such a system is designed to manage rather than eliminate business risks and can only provide reasonable and not absolute assurance against material mistreatment or loss. This is described in more detail in the Audit and Risk Committee Report on pages 90 to 95. The Board has implemented in full the FRC “Guidance on Risk Management Internal Control and related Financial and Business Reporting” for the year and to the date of this Annual Report. The resulting procedures, which are subject to regular monitoring and review, provide an ongoing process for identifying, evaluating and managing the Company’s principal risks (which can be found on pages 62 to 71). Corporate Governance Statement The Corporate Governance Statement setting out how the Company complies with the Code and which includes a description of the main features of our internal control and risk management arrangements in relation to the financial reporting process is set out on pages 72 to 120. The information required by DTR 7.2.6R can be found in the “Shareholder information” section on pages 248 to 254. A description of the composition and operation of the Board and its Committees including the Board Diversity Policy is set out on pages 87 to 89. The Code can be viewed in full at frc.org.uk. Strategic Report The Strategic Report is set out on pages 6 to 71 and is incorporated into this Directors’ report by reference. Directors and their interests The Directors of the Company who served during the financial year ended 31 March 2020 and up to the date of signing the financial statements are as follows: Gerard Kleisterlee, Nick Read, Margherita Della Valle, Sanjiv Ahuja, Sir Crispin Davis, Michel Demaré, Dame Clara Furse, Valerie Gooding, Renee James, Amparo Moraleda, David Nish, Samuel Jonah (stepped down on 23 July 2019) and David Thodey (appointed on 1 September 2019). A summary of the rules relating to the appointment and replacement of Directors and Directors’ powers can be found on page 250. Details of Directors’ interests in the Company’s ordinary shares, options held over ordinary shares, interests in share options and long-term incentive plans are set out on pages 96 to 120. Directors’ conflicts of interest Established within the Company is a procedure for managing and monitoring conflicts of interest for Directors. Details of this procedure are set out on page 88. Directors’ indemnities In accordance with our Articles of Association and to the extent permitted by law, Directors are granted an indemnity from the Company in respect of liability incurred as a result of their office. In addition, we maintained a Directors’ and officers’ liability insurance policy throughout the year. Neither our indemnity nor the insurance provides cover in the event that a Director is proven to have acted dishonestly or fraudulently. Disclosures required under Listing Rule 9.8.4 The information on the amount of interest capitalised and the treatment of tax relief can be found in notes 5 and 6 to the consolidated financial statements respectively. The remaining disclosures required by Listing Rule 9.8.4 are not applicable to Vodafone. Capital structure and rights attaching to shares All information relating to the Company’s capital structure, rights attaching to shares, dividends, the policy to repurchase the Company’s own shares and details of other shareholder information is contained on pages 248 to 254. Change of control Details of change of control provisions in the Company’s revolving credit facilities are set out in note 22 “Capital and financial risk management”. Information on agreements between the Company and its Directors providing for compensation for loss of office of employment (including details of change of control provisions in share schemes) is set out on pages 106 and 107. Subject to that, there are no agreements between the Company and its employees providing for compensation for loss of office of employment that occurs because of a takeover bid. Dividends Full details of the Company’s dividend policy and proposed final dividend payment for the year ended 31 March 2020 are set out on page 39 and note 9 to the consolidated financial statements. Sustainability Information about the Company’s approach to sustainability risks and opportunities is set out on pages 40 to 51. Also included on these pages are details of our greenhouse gas emissions. Political donations No political donations or contributions to political parties under the Companies Act 2006 have been made during the financial year. The Group policy is that no political donations be made or political expenditure incurred. Financial risk management objectives and policies Disclosures relating to financial risk management objectives and policies, including our policy for hedging are set out in note 22 to the consolidated financial statements and disclosures relating to exposure to price risk, credit risk, liquidity risk and cash flow risk are outlined in note 22. Important events since the end of the financial year Details of those important events affecting the Group which have occurred since the end of the financial year are set out in the Strategic Report and note 31 to the consolidated financial statements. Future developments within the Group The Strategic Report contains details of likely future developments within the Group. 122 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Group policy compliance Each Group policy is owned by a member of the Executive Committee so that there is clear accountability and authority for ensuring the associated business risk is adequately managed. Regional Chief Executives and the Senior Leadership Team member responsible for each Group function have primary accountability for ensuring compliance with all Group policies by all our markets and entities. Our Group compliance team and policy champions support the policy owners and local markets in implementing policies and monitoring compliance. All of the key Group policies have been consolidated into the Vodafone Code of Conduct which applies to all employees and those who work for or on behalf of Vodafone. It sets out the standards of behaviour expected in relation to areas such as insider dealing, bribery and raising concerns through the whistle blowing process (known internally as Speak Up). Branches The Group, through various subsidiaries, has branches in a number of different jurisdictions in which the business operates. Further details are included in note 33. Employee disclosures Vodafone is an inclusive employer and diversity is important to us. We give full and fair consideration to applications for employment by disabled persons and the continued employment of anyone incurring a disability while employed by us. Training, career development and promotion opportunities are equally applied for all our employees, regardless of disability. Our disclosures relating to the employment of women in senior management roles, diversity, employee engagement and policies are set out on pages 56 to 61. By Order of the Board /s/ Rosemary Martin Rosemary Martin Group General Counsel and Company Secretary 2 July 2020 123 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Reporting our financial performance left blank cash flow from operating Reports of Independent 136 154 2. Revenue disaggregation left blank Accounting Firms 188 19. Cash and cash equivalents 158 3. Operating profit/(loss) left blank statements: 192 194 21. Borrowings 233 This page is intentionally 141 Consolidated income statement financing costs 22. Capital and financial risk management 167 172 6. Taxation 7. Discontinued operations left blank of comprehensive income 236 This page is intentionally 142 Consolidated statement of financial position held for sale management compensation 174 174 8. Earnings per share 9. Equity dividends left blank of changes in equity Financial position 236 This page is intentionally 144 Consolidated statement of cash flows benefits 175 177 10. Intangible assets 209 26. Share-based payments 11. Property, plant and Additional disclosures left blank left blank and joint arrangements 214 28. Commitments left blank 238 This page is intentionally receivables 219 30. Related party transactions Focus on clear, effective and concise reporting We continue to review the format of our consolidated financial statements with the aim of making them clearer and easier to follow. To help you navigate to information that might be important to you, three key matters in the year were: “Basis of preparation” relating to the impact financial year and in note 20 “Leases” which 125Directors’ statement 145Notes to the consolidated financial statements:231This page is intentionally of responsibility1451. Basis of preparation Cash flows left blank 127Risk mitigationIncome statement18818. Reconciliation of net231This page is intentionally Registered Publicand segmental analysisactivities 232This page is intentionally 141Consolidated financial1594. Impairment losses 18920. Leases 233This page is intentionally 1665. Investment income and left blank 141Consolidated statementEmployee remuneration235This page is intentionally and assets and liabilities 20323. Directors and key left blank 143Consolidated statement20424. Employees 236This page is intentionally 20525. Post employment left blank 237This page is intentionally equipment 17912. Investments in associates21127. Acquisitions and disposals 237This page is intentionally 18313. Other investments 21529. Contingent liabilities 237This page is intentionally 18414. Trade and otherand legal proceedings left blank 18515. Trade and other payables 219 31. Subsequent events 238This page is intentionally 18616. Provisions 22032. IAS 18 basis primaryleft blank 18717. Called up share capital statements 238This page is intentionally 22133. Related undertakingsleft blank 23034. Subsidiaries exempt from audit Adoption of IFRS 16 We include detailed disclosures in note 1 of adopting IFRS 16 “Leases” in the current details our lease accounting policy. 145 For more information of impairment Impairment We include details of the €1.7 billion impairment charge recorded in respect of the Group’s investments in Spain, Ireland, Romania and Vodafone Automotive in note 4 “Impairment losses”. 159 For more information €1.7 billion losses Acquisitions and disposals On 31 July 2019, the Group completed the acquisition of Liberty Global’s operations in Germany, the Czech Republic, Hungary and Romania. On the same day, the Group completed the sale of 100% of Vodafone New Zealand Limited. On 31 March 2020, Vodafone Italy merged its passive network infrastructure with Infrastrutture Wireless Italiane S.p.A. See note 27 “Acquisitions and disposals” for further details. 211 For more information 124 Vodafone Group Plc

Overview Strategic Report Governance Directors’ statement of responsibility Financials Other information The Directors are responsible for preparing the financial statements in accordance with applicable law and regulations and keeping proper accounting records. Detailed below are statements made by the Directors in relation to their responsibilities, disclosure of information to the Company’s auditor, going concern and management’s report on internal control over financial reporting. Financial statements and accounting records Company law of England and Wales requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial statements the Directors are required to: The Directors are also responsible under section 172 of the Companies Act 2006 to promote the success of the Company for the benefit of its members as a whole and in doing so have regard for the needs of wider society and stakeholders, including customers, consistent with the Group’s core and sustainable business objectives. Having taken advice from the Audit and Risk Committee, the Board considers the report and accounts, taken as a whole, is fair, balanced and understandable and that it provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy. Neither the Company nor the Directors accept any liability to any person in relation to the Annual Report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and schedule 10A of the Financial Services and Markets Act 2000. – select suitable accounting policies and apply them consistently; – make judgements and estimates that are reasonable and prudent; – present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; – state whether the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted for use in the EU and Article 4 of the EU IAS Regulations. The Directors also ensure that the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’); Disclosure of information to the auditors Having made the requisite enquiries, so far as the Directors are aware, there is no relevant audit information (as defined by section 418(3) of the Companies Act 2006) of which the Company’s auditor is unaware and the Directors have taken all the steps they ought to have taken to make themselves aware of any relevant audit information and to establish that the Company’s auditor is aware of that information. – state for the Company’s financial statements whether applicable UK accounting standards have been followed; and – prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business. The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and enable them to ensure that the financial statements comply with the Companies Act 2006 and for the consolidated financial statements, Article 4 of the EU IAS Regulation. They are also responsible for the system of internal control, for safeguarding the assets of the Company and the Group and, hence, for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors are responsible for the maintenance and integrity of the Company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. Going concern The Group’s business activities, performance, position, principal risks and uncertainties and the Directors’ assessment of its long-term viability are set out in the Strategic Report on page 71. A range of mitigations for risks faced by the Group are included on pages 127 to 131. In addition, the funding position of the Group included in “Borrowings” and “Capital and financial risk management” in notes 21 and 22, respectively, to the consolidated financial statements. Notes 21 and 22 include disclosure in relation to the Group’s objectives, policies and processes for managing as well as details regarding its capital, its financial risk management objectives; details of its financial instruments and hedging activities and its exposures to credit risk and liquidity risk. As noted on page 193, the Group has access to substantial cash and financing facilities. The Group also believes it adequately manages or mitigates its solvency and liquidity risks through two primary processes, described below. Business planning process and performance management The Group’s forecasting and planning cycle consists of three in-year forecasts, a budget and a long-range plan. These generate income statement, cash flow and net debt projections for assessment by Group management and the Board. Each forecast is compared with prior forecasts and actual results so as to identify variances and understand the drivers of the changes and their future impact so as to allow management to take action where appropriate. Additional analysis is undertaken to review and sense check the key assumptions underpinning the forecasts. Directors’ responsibility statement Each of the Directors, whose names and functions are listed on pages 76 and 77 confirms that, to the best of his or her knowledge: – the consolidated financial statements, prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit of the Group; and – the Strategic Report includes a fair review of the development and performance of the business and the position of the Group, together with a description and robust assessment of the principal risks and uncertainties that it faces. 125 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Directors’ statement of responsibility (continued) Cash flow and liquidity reviews The business planning process provides outputs for detailed cash flow and liquidity reviews, to ensure that the Group maintains adequate liquidity throughout the forecast periods. The prime output is a one year liquidity forecast which is prepared and updated on a daily basis which highlights the extent of the Group’s liquidity based on controlled cash flows and the headroom under the Group’s undrawn revolving credit facility (‘RCF’).The key inputs into this forecast are: Management’s report on internal control over financial reporting As required by section 404 of the US Sarbanes-Oxley Act, management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. The Group’s internal control over financial reporting includes policies and procedures that: – pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; – free cash flow forecasts, with the first three months’ inputs being sourced directly from the operating companies (analysed on a daily basis), with information beyond this taken from the latest forecast/ budget cycle; – are designed to provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, as adopted by the EU and IFRS as issued by the IASB, and that receipts and expenditures are being made only in accordance with authorisation of management and the Directors of the Company; and – bond and other debt maturities; and – expectations for shareholder returns, spectrum auctions and M&A activity. – provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Group’s assets that could have a material effect on the financial statements. The liquidity forecast shows two scenarios assuming either maturing commercial paper is refinanced or no new commercial paper issuance. The liquidity forecast is reviewed by the Group Chief Financial Officer and included in each of her reports to the Board. In addition, the Group continues to manage its foreign exchange and interest rate risks within the framework of policies and guidelines authorised and reviewed by the Board, with oversight provided by the Treasury Risk Committee. COVID-19 The potential impact of COVID-19 on the Group has been considered as part of the going concern assessment. The Directors have reviewed the liquidity forecasts for the Group, which have been updated for the expected impact of COVID-19 on trading. The Directors have also considered sensitivities in respect of potential downside scenarios in concluding that the Group is able to continue in operation for a period of at least twelve months from the date of approving the consolidated financial statements. Those sensitivities include a downside scenario for COVID-19 on trading performance, exclusion of cash collateral received under the Group’s collateral support agreements, and non-refinancing of debt maturities in the assessment period. In addition to the liquidity forecasts prepared, the Director’s considered the availability of both the Group’s €7.7 billion revolving credit facilities, undrawn as at 31 March 2020, and mitigating actions should they be required. In reaching its conclusion on the going concern assessment, the Directors also considered the findings of the work performed to support the statement on the long-term viability of the Group. As noted on pages 70 and 71, this included key changes to the principal risks relevant to the sustainability of our operations in light of the COVID-19 pandemic, sensitivity analysis, scenario assessments, and combinations thereof, including that of a longer-term global recession with likely impacts beyond 2020. Conclusion Based on the review the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, the Directors continue to adopt the going concern basis in preparing the Annual Report and accounts. Any internal control framework, no matter how well designed, has inherent limitations including the possibility of human error and the circumvention or overriding of the controls and procedures, and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate. Management has assessed the effectiveness of the internal control over financial reporting at 31 March 2020 based on the updated Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’) in 2013. Based on management’s assessment, management has concluded that internal control over financial reporting was effective at 31 March 2020. The assessment excluded the internal controls over financial reporting relating to certain subsidiaries in Germany, Czech Republic, Hungary and Romania that were acquired from Liberty Global in the year, as described in note 27 “Acquisitions and disposals”. These subsidiaries will be included in the Group’s assessment at 31 March 2021. Key amounts consolidated for these acquired companies at 31 March 2020 were total assets of €21,944 million, net assets of €11,786 million and revenue and loss for the financial year of €1,993 million and €209 million, respectively. During the period covered by this document, there were no changes in the Group’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting. The Group’s internal control over financial reporting at 31 March 2020 has been audited by Ernst & Young LLP, an independent registered public accounting firm who also audit the Group’s consolidated financial statements. Their audit report on internal control over financial reporting is on page 140. By Order of the Board Controls over financial reporting Disclosure controls and procedures The Directors, the Chief Executive and the Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures, including those defined in the United States Securities Exchange Act of 1934, Rule 13a–15(e), and, based on that evaluation, have concluded that the disclosure controls and procedures were effective at the end of the period covered by this report. /s/ Rosemary Martin Rosemary Martin Group General Counsel and Company Secretary 2 July 2020 126 Vodafone Group Plc

Overview Strategic Report Governance Risk mitigation Financials Other information Mitigations for risks faced by the Group include: Managing our risks Each principal risk is assigned an executive owner who is accountable for setting the target tolerance level. The executive owner is responsible for confirming adequate controls are in place and that the necessary action plans are implemented to bring the risk profile within an acceptable tolerance. To provide adequate oversight, we report throughout the year on principal and emerging risks, and hold in-depth reviews of all principal risks at different oversight committees. Figure 1 on page 62 presents an overview of our process and governance structures, including the Audit and Risk Committee and Board. We develop severe but plausible scenarios for all risks. These scenarios not only provide insights into possible threats and points of failure, allowing us to react and adjust our strategy accordingly, but are also used for the purpose of assessing our viability (page 71). Strengthening our framework Over the course of the year, we have: Key improvement projects underway consist of: – Further enhanced and driven adoption of our global risk tool, allowing us to have a single source of risk and assurance data; – Enhancing our approach to assessing the impact of emerging risks by evaluating long-term scenarios; – Continued to develop the link between risk and budgeting to inform the capital allocation reviews in a timely manner; – Improving the way we collect and treat early signals in the internal and external environment by embedding the use of risk indicators; – Implemented a process for tracking action plans to manage our principal risks; and – Continuing to align with TCFD by assessing the impact of the climate -related risks and opportunities to meet future requirements; and – Continued with our engagement programme to develop our global risk community. – Further enhancing our risk processes reflecting lessons learned from the COVID-19 pandemic to be better prepared in the future. 127 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Risk mitigation (continued) Global economic disruption Risk owner: Margherita Della Valle How we manage it: We have a long average life of debt which minimises re-financing requirements, and the vast majority of our interests costs are fixed. We maintain sufficient liquidity resources so that we can cope for a prolonged period of time without accessing the capital markets. Cyber threat and information security Risk owner: Johan Wibergh How we manage it: We protect Vodafone and our customers from cyber threats by continuing to strengthen global and local security controls. Geo-political risk in supply chain Risk owner: Joakim Reiter How we manage it: We are closely monitoring the political situation around our key suppliers. We are also engaging with governments, experts and suppliers to remain fully informed so that we can respond accordingly and comply with the latest regulations, economic sanctions and trade rulings. Adverse political and regulatory measures Risk owners: Joakim Reiter and Margherita Della Valle How we manage it: We address issues openly with policy makers and regulatory authorities to find mutually acceptable ways forward. Technology failure Risk owner: Johan Wibergh How we manage it: Unique recovery targets are set for essential assets to limit the impact of service outages. A global policy supports these targets with requisite controls to provide effective resilience. 128 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Year-on-year risk movement: Increased Risk category: Financial Our target tolerance: We need to take a conservative approach to managing financial risks. Year-on-year risk movement: Stable Risk category: Technological Our target tolerance: Our risk tolerance is to avoid a material cyber breach, loss of data or reputational impact. Security underpins our commitment to protecting our customers with reliable connections and keeping their data safe. Year-on-year risk movement: Stable Risk category: Strategic Our target tolerance: We have a diverse range of supplier relationships and we manage these closely with our procurement specialists. We have a multi-vendor strategy in place across our markets to mitigate against supply chain disruption. Year-on-year risk movement: Stable Risk category: Strategic Our target tolerance: We aim to have strategies that are based on common objectives with political, policy and regulatory stakeholders so as to reduce the risk that our business will be undermined by unpredictable and disproportionate political and regulatory environments and interventions. Year-on-year risk movement: Stable Risk category: Technological Our target tolerance: Our customer promise is based on reliable availability of our network, therefore the recovery of key mobile, fixed and IT services must be fast and robust. 129 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Risk mitigation (continued) Risk owners: Dr Hannes Ametsreiter and Vivek Badrinath Strategic transformation How we manage it: Integration specialists and local teams are implementing the many projects and activities that constitute the integration plan. We have robust governance in place to manage our joint ventures effectively. Market disruption Risk owner: Ahmed Essam How we manage it: We closely monitor the competitive environment in all markets, and react appropriately. Digital transformation Risk owners: Ahmed Essam and Johan Wibergh How we manage it: We track individual programmes against our clearly defined objectives and target KPIs throughout the lifecycle of our projects. The aim is to identify new threats then manage and mitigate them. Disintermediation Risk owner: Ahmed Essam How we manage it: We continually strive to introduce innovative propositions and services while evolving our customer experience to deepen the relationship with our customers. Our strategy focuses on simplifying our offer portfolios and accelerating our digital transformation, for a better customer experience. Legal and regulatory compliance Risk owner: Rosemary Martin How we manage it: We have subject matter experts in legal teams and a robust policy compliance framework. We train our employees in “Doing what’s right”. These training and awareness programmes set out our ethical culture across the organisation and assist employees to understand their role in ensuring compliance. 130 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Year-on-year risk movement: Increase Risk category: Operational Our target tolerance: Since strategic transformation is critical to our future, our tolerance for this risk is low. Year-on-year risk movement: Decreased Risk category: Strategic Our target tolerance: We aim to continue to be competitive in our markets. We are evolving our offers and adopting agile commercial models to mitigate competitive risks using simple, targeted offers, smart pricing models and differentiated customer experience. Year-on-year risk movement: Decrease Risk category: Operational Our target tolerance: We need to deliver these transformations programmes with the correct mix of efficient systems, relevant skills and digital expertise in alignment with the original planned spend and business benefits. Year-on-year risk movement: Stable Risk category: Strategic Our target tolerance: We offer a superior customer experience and continually improve our offering through a wide set of innovative products and services. We also develop innovative new products and explore new growth areas such as 5G, IoT, convergence, digital services and security so that we continue to meet our customers’ needs. Year-on-year risk movement: Stable Risk category: Operational Our target tolerance: We seek to comply with all applicable laws and regulations in all of our markets. 131 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 This page is intentionally left blank 132 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information This page is intentionally left blank 133 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 This page is intentionally left blank 134 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information This page is intentionally left blank 135 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Report of Independent Registered Public Accounting Firm To the Board of Directors and Shareholders of Vodafone Group Plc Opinion on the Financial Statements We have audited the Consolidated statement of financial position of Vodafone Group Plc and its subsidiaries (the “Company”) as at 31 March 2019 and the related Consolidated income statement and Consolidated statement of comprehensive income, the Consolidated statement of cash flows and the Consolidated statement of changes in equity for each of the two years in the period ended 31 March 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 March 2019 and the results of operations and cash flows of the Company for each of the two years in the period ended 31 March 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. /s/ PricewaterhouseCoopers LLP PricewaterhouseCoopers LLP London, United Kingdom 7 June 2019 We served as the Company’s auditor from 2014 to 2019. 136 Vodafone Group Plc

Overview Strategic Report Governance Report of Independent Registered Public Accounting Firm Financials Other information To the Shareholders and the Board of Directors of Vodafone Group Plc Opinion on the Financial Statements We have audited the accompanying consolidated statement of financial position of Vodafone Group Plc (the Group) as of 31 March 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended 31 March 2020 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at 31 March 2020, and the results of its operations and its cash flows for the year ended 31 March 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of 31 March 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (2013 framework) and our report dated 2 July 2020 expressed an unqualified opinion thereon. Adoption of New Accounting Standard As discussed in Note 1 to the consolidated financial statements, the Group changed its method of accounting for leases in 2019 due to the adoption of IFRS 16, Leases. Basis for Opinion These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion. Critical Auditing Matters The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. 137 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Report of Independent Registered Public Accounting Firm (continued) Carrying value of goodwill Description of the matter As more fully described in Note 4 to the consolidated financial statements, the Group calculates the value in use (‘VIU’) for cash generating units (‘CGU’) to determine whether an adjustment to the carrying value of the CGU, and therefore, goodwill, is required. As of 31 March 2020, the Group has recorded €31,271 million of goodwill and recognised impairment losses in the year of €1,685 million, primarily in respect of its Spain and Ireland CGUs. The Group’s assessment of the VIU of its CGUs involves estimation about the future performance of the local market businesses. In particular, the determination of the VIUs was sensitive to the significant assumptions of projected adjusted EBITDA growth, long-term growth rates, and discount rates. The estimation uncertainty increased at the end of the year as a result of the effects of COVID-19 on the macroeconomic factors used in developing the assumptions. Auditing the Group’s annual impairment test was complex, given the significant judgment related to the assumptions described above and data used in the VIU models and the sensitivity of the VIU models to fluctuations in assumptions, particularly as it relates to the Spain and Ireland CGUs. How we addressed the matter in our audit We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Group’s goodwill impairment review process. This included testing management’s controls over their review of the significant assumptions used in determining the VIU of the CGUs, including projected adjusted EBITDA growth, long-term growth rates, and discount rates. To test the determination of the VIU of the Group’s goodwill, we performed audit procedures that included, among others, evaluating the CGUs identified and testing the allocation of assets and liabilities to the carrying value of each CGU. We also tested the methodology applied in the VIU models, as compared to the requirements of IAS 36, Impairment of Assets, including the mathematical accuracy of management’s model. We performed audit procedures to test and assess the significant assumptions used in the VIU models, including projected adjusted EBITDA growth, long-term growth rates, and discount rates, for example by comparing them to external data such as economic and industry forecasts for the relevant markets. For management’s assessment of implied recoverable value, we compared CGU EBITDA multiples to market listed peers. We performed an analysis of the significant assumptions to evaluate the sensitivity of the VIU models to fluctuations in the assumptions. For each CGU, we compared the cash flow projections used in the VIU models to the information approved by the Group’s Board of Directors and evaluated the historical accuracy of management’s business plans, which underpin the VIU models. We also assessed the adjustments applied by management to reflect the estimated impact of the COVID-19 pandemic, by reference to the nature of the revenue streams in each market and the COVID-19 related restrictions in place to the economic forecasts for each market and other external data as at 31 March 2020. In addition, we performed downside sensitivity analyses on management’s COVID-19 adjustments. We involved a valuation specialist in our team to assist us with certain of these audit activities. We also assessed the adequacy of the related disclosures provided in Note 4 of the consolidated financial statements, in particular the sensitivity disclosures and the estimated impact of COVID-19 on the Group’s forecast cash flows. Revenue Recognition Description of the matter As more fully described in Note 2 to the consolidated financial statements, the Group reported revenue of €44,974 million, contract assets of €3,563 million and contract liabilities of €2,603 million at 31 March 2020. Management records revenue according to the principles of IFRS 15, Revenue from Contracts with Customers, including following the 5-step model therein. Under IFRS 15, management must determine if there are separate performance obligations for the services and goods it provides to customers and assign values thereto, based on the selling prices of goods or services in separate transactions under similar conditions to similar customers (the “stand-alone selling price”). Determining the stand-alone selling price and therefore the allocation of revenue to the different performance obligations, which impacts timing of the related revenue recognition, is complex and judgmental. In addition, auditing the revenue recorded by the Group is complex due to the multiple IT systems and tools utilised in the initiation, processing and recording of transactions, which includes a high volume of individually low monetary value transactions. Complex auditor judgment and IT professionals were utilised in the design of the audit approach and testing of IT systems, to recognise revenue in accordance with IFRS 15. How we addressed the matter in our audit Our audit procedures included, among others, obtaining an understanding of, evaluating the design and testing the operating effectiveness of controls over the Group’s revenue recognition process, which includes management’s review of contracts, their identification of performance obligations, the estimation of the relative standalone selling price for each performance obligation, and the determination of the timing of revenue recorded. We also evaluated the design and tested the operating effectiveness of controls over the processing of billing data, assisted by our information technology professionals. We evaluated management’s accounting policies and the methodology used by management to determine the standalone selling price, where relevant. In addition, our audit procedures included, testing end-to-end reconciliations between the data records from the billing systems to the general ledger, Also, on a sample basis we; tested the accuracy of the billing data used in the IFRS 15 accounting process; assessed the determination of performance obligations; compared the standalone selling price to observable pricing; recalculated the allocation of revenue between performance obligations and the revenue recognised during the period; and tested the associated manual and automated adjustments posted in the general ledger to record revenue. We also assessed the adequacy of the Group’s disclosures in respect to the accounting policies on revenue recognition. 138 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Assessment of contingent liabilities Description of the matter As more fully described in Note 29 to the consolidated financial statements, there are a number of ongoing threatened and actual legal, regulatory and taxation claims and disputes across the Group. Provisions are recorded if it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be estimated reliably. Auditing the Group’s recorded provisions and disclosed contingent liabilities at 31 March 2020 required significant auditor judgement in assessing management’s expectations of the outcome of matters as it pertains to (i) India withholding taxes on the acquisition of Hutchinson Essar Limited; and (ii) the Group’s exposure under a contingent liability mechanism agreed on the formation of Vodafone Idea Limited (‘VIL’), both of which constitute a material exposure to the Group. How we addressed the matter in our audit We obtained an understanding, evaluated the design and tested the operating effectiveness of management’s controls over the identification, estimation, monitoring and disclosure of contingent liabilities and provisions related to claims and disputes. Our audit procedures included, among others, discussing these matters with the Group litigation team, Group general counsel and Group tax team to understand and assess management’s basis for determining the accounting and disclosures made for significant disputes or claims. With respect to the India withholding tax and VIL matters: India withholding tax: We inspected underlying source documentation, including the court judgement, arbitration related submissions and third-party analyses of the case to understand and assess the facts of the various claims, counter claims and status of ongoing proceedings. In addition to the discussions with Group personnel, as described above, we held direct discussions with external legal counsel engaged by management to support the Group in defending the India withholding tax claim, to assist us in evaluating management’s assessment of the claim and obtained and evaluated audit inquiry letters. VIL–Contingent liability mechanism (“VIL CLM”): We inspected written legal advice obtained by management from external legal counsel and held direct discussions with such counsel to understand the contractual terms and operation of the VIL CLM and to assist us in evaluating management’s assessment of the likelihood and expected outcome of various scenarios that could impact the accounting for the Group’s obligation under the VIL CLM. An EY legal professional assisted us in assessing certain aspects of the VIL CLM. In addition, we assessed the significant uncertainties in relation to VIL’s ability to further settle liabilities in relation to the Adjusted Gross Revenue judgement described in Note 29 of the consolidated financial statements, based on available information and consequently management’s assessment whether it was probable, at the balance sheet date, that the Group would be required to settle liabilities under the VIL CLM. We assessed the adequacy of the disclosures included in Note 12 and Note 29 of the consolidated financial statements for these matters. Valuation of identifiable intangible assets for acquisition of European Liberty Global assets Description of the matter As more fully described in Note 27 to the consolidated financial statements, on 31 July 2019, the Group completed the acquisition of a 100% interest in Unitymedia GmBH (‘Unitymedia’) and Liberty Global’s operations (excluding its “Direct Home” business) in the Czech Republic (‘UPC Czech’), Hungary (‘UPC Hungary’) and Romania (‘UPC Romania’) (collectively, “the Liberty Business”) for an aggregate net cash consideration of €10,313 million. The acquisition was accounted for under the acquisition method of accounting which resulted in the recognition of identifiable intangible assets of €5,818 million and goodwill of €11,504 million. Auditing the valuation of identifiable intangible assets involved complex auditor judgment, due to the estimation uncertainty and the application of valuation techniques built, in part, on assumptions around the future performance of the Liberty Business, including assumptions impacted by future events, such as revenue growth rates, customer churn rates, EBITDA growth rates (primarily synergies) and capital expenditures. Changes in these assumptions can have a material effect on the valuation of identifiable intangible assets. How we addressed the matter in our audit We obtained an understanding, evaluated the design and tested the operating effectiveness of management’s controls over its accounting for the acquisition. For example, we tested controls over management’s review of the valuation of identifiable intangible assets, including the review of the valuation models and significant assumptions, as described above, used in the valuation. To test the fair value of these acquired identifiable intangible assets, with the assistance of our valuation specialists, our audit procedures included, amongst others, assessing the competence, capabilities and objectivity of management’s specialists, evaluating the prospective financial information used in the valuation models, testing the completeness and accuracy of underlying data and evaluating the Group’s use of valuation methodologies. Our procedures to assess the prospective financial information used in the valuation models, included evaluating the key assumptions discussed above, by comparison to current industry, market and economic trends and historical results of the acquired business. We performed sensitivity analyses to evaluate the impact of changes in key assumptions to the valuation of the acquired identifiable intangible assets. We assessed the appropriateness of the disclosures in Note 27 in the consolidated financial statements. /s/ Ernst & Young LLP We have served as the Group’s auditor since April 2019. London, United Kingdom 2 July 2020 139 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Report of Independent Registered Public Accounting Firm To the Shareholders and the Board of Directors of Vodafone Group Plc Opinion on Internal Control Over Financial Reporting We have audited Vodafone Group Plc’s (the Group) internal control over financial reporting as of 31 March 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 March 2020, based on the COSO criteria. As indicated in the accompanying Management’s report on Internal control over financial reporting on page 126, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of certain subsidiaries in Germany, Czech Republic, Hungary and Romania that were acquired from Liberty Global in the year (the Liberty Global assets), which are included in the 2020 consolidated financial statements of the Company and constituted 13% and 19% of total and net assets, respectively, as of 31 March 2020 and 4% of revenues, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the Liberty Global assets. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of Vodafone Group Plc (the Group) as of 31 March 2020, the related consolidated statements of income,comprehensive income, changes in equity and cash flows for the year ended 31 March 2020 and the related notes and our report dated 2 July 2020, expressed an unqualified opinion thereon. Basis for Opinion The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s report on internal control over financial reporting on page 126. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ Ernst & Young LLP London, United Kingdom 2 July 2020 140 Vodafone Group Plc

Overview Strategic Report Overview Governance Strategic Report Financials Governance Other information Consolidated income statement Financials fCorothne yseaorsleinded 3t1eMdarcihncome statement for the years ended 31 March Other information 2020 €m 2019 €m 2018 €m Note Conssoollididaateteddstsattaetmemenetnotf ocof mcopmrephreenhseivnesiinvceoimnceome for the years ended 31 March for the years ended 31 March 2020 €m 2019 €m 2018 €m Note Notes: 1 2 3 For further information on the amount for the year ended 31 March 2019 see note 27 “Acquisitions and disposals”. Information relating to the year ended 31 March 2018 is presented under the Group’s IAS 39 accounting policies. Principally includes the impact of the Group’s cash flow hedges deferred to other comprehensive income during the year. Further details on items in the Consolidated statement of comprehensive income can be found in the consolidated statement of changes in equity on page 143. (Loss)/profit for the financial year: (455) (7,644)2,788 Other comprehensive income/(expense): Items that may be reclassified to the income statement in subsequent years: Gains on revaluation of available-for-sale investments, net of tax2 – –9 Foreign exchange translation differences, net of tax (982) (533) (1,909) Foreign exchange translation differences transferred to the income statement1 (36) 2,079 (80) Other, net of tax3 3,066 243(339) Total items that may be reclassified to the income statement in subsequent years 2,048 1,789(2,319) Items that will not be reclassified to the income statement in subsequent years: Net actuarial gains/(losses) on defined benefit pension schemes, net of tax25 526 (33) (70) Total items that will not be reclassified to the income statement in subsequent years 526 (33)(70) Other comprehensive income/(expense) 2,574 1,756(2,389) Total comprehensive income/(expense) for the financial year 2,119 (5,888)399 Attributable to: – Owners of the parent 1,696 (6,333)187 – Non-controlling interests 423 445212 2,119 (5,888) 399 Revenue2 44,974 43,66646,571 Cost of sales (30,682) (30,160) (32,771) Gross profit 14,292 13,50613,800 Selling and distribution expenses (3,814) (3,891)(4,011) Administrative expenses (5,810) (5,410)(5,116) Net credit losses on financial assets22 (660) (575) (528) Share of results of equity accounted associates and joint ventures 12 (2,505) (908) (59) Impairment loss4 (1,685) (3,525)– Other income/(expense) 3 4,281 (148) 213 Operating profit/(loss)3 4,099 (951)4,299 Non-operating expense (3) (7) (32) Investment income5 248 433685 Financing costs5 (3,549) (2,088)(1,074) Profit/(loss) before taxation 795 (2,613)3,878 Income tax (expense)/credit 6 (1,250) (1,496)879 (Loss)/profit for the financial year from continuing operations (455) (4,109)4,757 Loss for the financial year from discontinued operations 7 – (3,535)(1,969) (Loss)/profit for the financial year (455) (7,644)2,788 Attributable to: – Owners of the parent (920) (8,020)2,439 – Non-controlling interests 465 376349 (Loss)/profit for the financial year (455) (7,644)2,788 (Loss)/earnings per share From continuing operations: – Basic (3.13)c (16.25)c 15.87c – Diluted (3.13)c (16.25)c 15.82c Total Group: – Basic8 (3.13)c (29.05)c 8.78c – Diluted8 (3.13)c (29.05)c 8.76c 141 141 Vodafone Group Plc Annual Report 2020 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report 2020 Vodafone Group Plc Consolidated statement of financial position aCt 3o1 Mnarscholidated statement of financial position at 31 March 31 March 2020 €m 31 March 20191 €m Note Note: 1 The comparative period results have not been restated for IFRS 16 “Leases”. See note 1. The consolidated financial statements on pages 141 to 230 were approved by the Board of Directors and authorised for issue on 2 July 2020 and were signed on its behalf by: /s/ Nick Read /s/ Margherita Della Valle Nick Read Chief Executive Margherita Della Valle Chief Financial Officer Non-current assets Goodwill 10 31,271 23,353 Other intangible assets10 22,252 17,652 Property, plant and equipment11 39,197 27,432 Investments in associates and joint ventures 12 5,831 3,952 Other investments 13 792 870 Deferred tax assets6 23,606 24,753 Post employment benefits 25 590 94 Trade and other receivables 14 10,378 5,170 133,917 103,276 Current assets Inventory 585 714 Taxation recoverable 275 264 Trade and other receivables 14 11,411 12,190 Other investments 13 7,089 13,012 Cash and cash equivalents 19 13,284 13,637 32,644 39,817 Assets held for sale 7 1,607 (231) Total assets 168,168 142,862 Equity Called up share capital 17 4,797 4,796 Additional paid-in capital 152,629 152,503 Treasury shares (7,802) (7,875) Accumulated losses (120,349) (116,725) Accumulated other comprehensive income 32,135 29,519 Total attributable to owners of the parent 61,410 62,218 Non-controlling interests 1,215 1,227 Total equity 62,625 63,445 Non-current liabilities Long-term borrowings21 62,892 48,685 Deferred tax liabilities 6 2,043 478 Post employment benefits 25 438 551 Provisions 16 1,474 1,242 Trade and other payables 15 5,189 2,938 72,036 53,894 Current liabilities Short-term borrowings21 11,826 4,270 Financial liabilities under put option arrangements 22 1,850 1,844 Taxation liabilities 671 596 Provisions 16 1,024 1,160 Trade and other payables 15 17,085 17,653 32,456 25,523 Liabilities held for sale7 1,051 – Total equity and liabilities 168,168 142,862 142 142 Vodafone Group Plc Annual Report on Form 20-F 2020

Overview Strategic Report Overview Governance Strategic Report Financials Governance Consolidated statement of changes in equity fCorothne yseaorsleinded 3t1eMdarcsh tatement of changes in equity for the years ended 31 March Other information Financials Other information Additional paid-in capital2 Other comprehensive income Equity attributable to owners Non-controlling interests Share capital1 Treasury shares Retained losses Currency reserve3 Pensions Revaluation Total equity reserve surplus4 Other5 €m €m €m €m €m €m €m €m €m €m €m 1 April 2017 4,796 151,808 (8,610) (105,851) 29,659 (1,102) 1,227 273 72,200 1,519 73,719 Issue or reissue of shares6 – (1,741) 1,882 (127) – – – – 14 – 14 Share-based payments7 – 130 – – – – – – 130 – 130 Transactions with non-controlling interests ("NCI") in subsidiaries – – – 805 – – – – 805 311 1,116 Disposal of subsidiaries – – – – – – – – – (769) (769) Dividends – – – (3,961) – – – – (3,961) (306) (4,267) Comprehensive income – – – 2,439 (1,852) (70) – (330) 187 212 399 Purchase of treasury shares8 – – (1,735) – – – – – (1,735) – (1,735) 31 March 2018 as reported 4,796 150,197 (8,463) (106,695) 27,807 (1,172) 1,227 (57) 67,640 967 68,607 Adoption of IFRS 99 – – – (224) – – – 27 (197) (5) (202) Adoption of IFRS 159 – – – 2,457 – – – – 2,457 81 2,538 1 April 2018 brought forward 4,796 150,197 (8,463) (104,462) 27,807 (1,172) 1,227 (30) 69,900 1,043 70,943 Issue or reissue of shares6 – (1,741) 1,834 (92) – – – – 1 – 1 Share-based payments7 – 199 – – – – – – 199 34 233 Issue of mandatory convertible bonds10 – 3,848 – – – – – – 3,848 – 3,848 Transactions with NCI in subsidiaries – – – (129) – – – – (129) 307 178 Dividends – – – (4,022) – – – – (4,022) (602) (4,624) Comprehensive expense – – – (8,020) 1,477 (33) – 243 (6,333) 445 (5,888) Purchase of treasury shares11 – – (1,246) – – – – – (1,246) – (1,246) 31 March 2019 as reported 4,796 152,503 (7,875) (116,725) 29,284 (1,205) 1,227 213 62,218 1,227 63,445 Notes: 1 2 See note 17 “Called up share capital”. Includes share premium, capital reserve, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS. The currency reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. The cumulative translation differences are recycled to the income statement on disposal of the foreign operation. The revaluation surplus derives from acquisitions of subsidiaries made before the Group’s adoption of IFRS 3 (Revised) on 1 April 2010 and comprises the amounts arising from recognising the Group’s pre-existing equity interest in the acquired subsidiary at fair value. Principally includes the impact of the Group’s cash flow hedges with €4,113 million net gain deferred to other comprehensive income during the year (2019: €1,555 million net gain; 2018: €1,811 million net loss) and €408 million net gain (2019: €1,279 million net gain; 2018: €1,460 million net loss) recycled to the income statement. These hedges primarily relate to foreign exchange exposure on fixed borrowings, with interest cash flows unwinding to the income statement over the life of the hedges and any foreign exchange on nominal balances impacting income statement at maturity (up to 2059). See note 22 “Capital and financial risk management” for further details. Movements include the re-issue of 729.1 million shares (€1,742 million) in August 2017 and 799.1 million shares (€1,742 million) in February 2019 to satisfy the two tranches of the Mandatory Convertible Bond issued in February 2016. Includes €nil million tax credit (2019: €4 million credit; 2018: €8 million charge). Represents the irrevocable and non-discretionary share buyback programme announced on 25 August 2017. Impact on adoption of IFRS 9 and IFRS 15 on 1 April 2018 and IFRS 16 on 1 April 2019. See note 1 “Basis of preparation” for details on the impact of IFRS 16. 3 4 5 6 7 8 9 10 Includes the equity component of the subordinated mandatory convertible bonds which were compound instruments issued in the year ended 31 March 2019. 11 Represents the irrevocable and non-discretionary share buyback programme announced on 28 January 2019. Adoption of IFRS 169 –––(261) ––––(261) 4(257) 1 April 2019 brought forward 4,796152,503(7,875)(116,986) 29,284(1,205) 1,22721361,9571,23163,188 Issue or reissue of shares 1173(68) ––––7–7 Share-based payments7 –125––––––12511136 Transactions with NCI in subsidiaries –––(58) ––––(58) (102) (160) Dividends –––(2,317) ––––(2,317)(348) (2,665) Comprehensive income –––(920) (976) 526–3,0661,6964232,119 (Loss)/profit –––(920) ––––(920) 465(455) OCI - before tax ––––(951) 640–3,7713,460 (46)3,414 OCI - taxes ––––19(114) –(705) (800) (4)(804) Transfer to the income statement ––––(44)–––(44)8(36) 31 March 2020 4,797152,629(7,802)(120,349) 28,308(679) 1,2273,27961,4101,21562,625 (Loss)/profit–––(8,020) ––––(8,020) 376(7,644) OCI - before tax ––––(594) (33) –290(337) 73(264) OCI - taxes ––––(8) ––(47) (55) (4)(59) Transfer to the income statement ––––2,079–––2,079–2,079 Profit –––2,439 ––––2,439 3492,788 OCI - before tax ––––(1,641) (94) –(342) (2,077)(140) (2,217) OCI - taxes ––––(131) 24–12(95) 3(92) Transfer to the income statement ––––(80) –––(80) –(80) 143 143 Vodafone Group Plc Annual Report 2020 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report 2020 Vodafone Group Plc Consolidated statement of cash flows fCor tohenyesaros elniddeda3t1eMadrchstatement of cash flows for the years ended 31 March 2020 €m 2019 €m 2018 €m Note Notes: 1 See note 21 “Borrowings” for further details. 2 Amount for 2020 includes €273 million (2019: €131 million) of cash outflow on derivative financial instruments for the share buyback related to the second tranche of the mandatory convertible bond that matured during the year. Inflow from operating activities 18 17,379 12,98013,600 Cash flows from investing activities Purchase of interests in subsidiaries, net of cash acquired 27 (10,295) (87) (9) Purchase of interests in associates and joint ventures 12 (1,424) –(33) Purchase of intangible assets (2,423) (3,098)(3,246) Purchase of property, plant and equipment (5,182) (5,053)(4,917) Purchase of investments 13 (1,832) (3,629)(3,901) Disposal of interests in subsidiaries, net of cash disposed27 4,427 (412) 239 Disposal of interests in associates and joint ventures – –115 Disposal of property, plant and equipment and intangible assets 61 4541 Disposal of investments 7,792 2,269 1,250 Dividends received from associates and joint ventures 417 498489 Interest received 371 622378 Cash flows from discontinued operations – (372) (247) Outflow from investing activities (8,088) (9,217)(9,841) Cash flows from financing activities Issue of ordinary share capital and reissue of treasury shares17 7 720 Net movement in short-term borrowings 2,586 (541) (534) Proceeds from issue of long-term borrowings 9,933 14,681 4,440 Repayment of borrowings (16,028) (6,180)(4,664) Purchase of treasury shares (821) (475) (1,766) Issue of subordinated mandatory convertible bonds1 – 3,848– Equity dividends paid9 (2,296) (4,064)(3,920) Dividends paid to non-controlling shareholders in subsidiaries (348) (584) (310) Other transactions with non-controlling shareholders in subsidiaries (160) (221) 1,097 Other movements in loans with associates and joint ventures 59 42(194) Interest paid2 (2,284) (1,297)(991) Cash flows from discontinued operations – (779) (302) Tax on financing activities – –(110) (Outflow)/inflow from financing activities (9,352) 4,437(7,234) Net cash (outflow)/inflow (61) 8,200(3,475) Cash and cash equivalents at beginning of the financial year 19 13,605 5,394 9,302 Exchange (loss)/gain on cash and cash equivalents (256) 11(433) Cash and cash equivalents at end of the financial year19 13,288 13,6055,394 144 144 Vodafone Group Plc Annual Report on Form 20-F 2020

Overview Vodafone Group Plc Ov Strategic Report erview Strategic Report Governance Governance Financials NNootteessttooththeeccoonnsosloidlaidteadtefidnafinncaianlcsitaaltesmtaetnetms ents Financials Other information Other information This section describes the critical accounting judgements and estimates that management has identified as having a potentially material impact on the Group’s consolidated financial statements and sets out our significant accounting policies that relate to the financial statements as a whole. Where an accounting policy is generally applicable to a specific note to the financial statements, the policy is described within that note. We have also detailed below the new accounting pronouncements that we will adopt in future years and our current view of the impact they will have on our financial reporting. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and are also prepared in accordance with IFRS adopted by the European Union (‘EU’), the Companies Act 2006 and Article 4 of the EU IAS Regulations. The consolidated financial statements are prepared on a going concern basis (see page 126). Vodafone Group Plc is incorporated and domiciled in England and Wales (registration number 1833679). The registered address of the Company is Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, England. IFRS requires the Directors to adopt accounting policies that are the most appropriate to the Group’s circumstances. These have been applied consistently to all the years presented, unless otherwise stated. In determining and applying accounting policies, Directors and management are required to make judgements and estimates in respect of items where the choice of specific policy, accounting judgement, estimate or assumption to be followed could materially affect the Group’s reported financial position, results or cash flows and disclosure of contingent assets or liabilities during the reporting period; it may later be determined that a different choice may have been more appropriate. The Group’s critical accounting judgements and key sources of estimation uncertainty are detailed below. Actual outcomes could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period; they are recognised in the period of the revision and future periods if the revision affects both current and future periods. Management regularly reviews, and revises as necessary, the accounting judgements that significantly impact the amounts recognised in the financial statements and the estimates that are considered to be “critical estimates” due to their potential to give rise to material adjustments in the Group’s financial statements in the year to 31 March 2021. As at 31 March 2020, management has identified critical judgements in respect of revenue recognition, lease accounting, valuing assets and liabilities acquired in business combinations, the accounting for tax disputes in India, the classification of joint arrangements and whether to recognise provisions or to disclose contingent liabilities. In addition, management has identified critical accounting estimates in relation to the recovery of deferred tax assets, post employment benefits and impairments; estimates have also been identified that are not considered to be critical in respect of the allocation of revenue to goods and services, the useful economic lives of finite lived intangibles and property, plant and equipment. The majority of the Group’s provisions are either long-term in nature (such as asset retirement obligations) or relate to shorter-term liabilities (such as those relating to restructuring and property) where there is not considered to be a significant risk of material adjustment in the next financial year. Critical judgements are exercised in respect of tax disputes in India, including the cases relating to our acquisition of Hutchison Essar Limited (Vodafone India). These critical accounting judgements, estimates and related disclosures have been discussed with the Group’s Audit and Risk Committee. Critical accounting judgements and key sources of estimation uncertainty Revenue recognition Revenue recognition under IFRS 15 necessitates the collation and processing of very large amounts of data, use of management judgements and estimates to produce financial information. The most significant accounting judgements and source of estimation uncertainty are disclosed below. Gross versus net presentation If the Group has control of goods or services when they are delivered to a customer, then the Group is the principal in the sale to the customer; otherwise the Group is acting as an agent. Whether the Group is considered to be the principal or an agent in the transaction depends on analysis by management of both the legal form and substance of the agreement between the Group and its business partners; such judgements impact the amount of reported revenue and operating expenses (see note 2 “Revenue disaggregation and segmental analysis”) but do not impact reported assets, liabilities or cash flows. Scenarios requiring judgement to determine whether the Group is a principal or an agent include, for example, those where the Group delivers third-party branded services (such as premium music or TV content) to customers. Allocation of revenue to goods and services provided to customers Revenue is recognised when goods and services are delivered to customers (see note 2). Goods and services may be delivered to a customer at different times under the same contract, hence it is necessary to allocate the amount payable by the customer between goods and services on a ‘relative standalone selling price basis’; this requires the identification of performance obligations (‘obligations’) and the determination of standalone selling prices for the identified obligations. The determination of obligations is, for the primary goods and services sold by the Group, not considered to be a critical accounting judgement; the Group’s policy on identifying obligations is disclosed in note 2. The determination of standalone selling prices for identified obligations is discussed below. 1. Basis of preparation 114455 Vodafone Group Plc Annual Report 2020 Annual Report on Form 20-F 2020

AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020 NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) It is necessary to estimate the standalone price when the Group does not sell equivalent goods or services in similar circumstances on a standalone basis. When estimating the standalone price the Group maximises the use of external inputs; methods for estimating standalone prices include determining the standalone price of similar goods and services sold by the Group, observing the standalone prices for similar goods and services, when sold by third parties or using a cost-plus reasonable margin approach (which is sometimes the case for handsets and other equipment). Where it is not possible to reliably estimate standalone prices due to a lack of observable standalone sales or highly variable pricing, which is sometimes the case for services, the standalone price of an obligation may be determined as the transaction price less the standalone prices of other obligations in the contract. The standalone price determined for obligations materially impacts the allocation of revenue between obligations and impacts the timing of revenue when obligations are provided to customers at different times – for example, the allocation of revenue between handsets, which are usually delivered up-front, and services which are typically delivered over the contract period. However, there is not considered to be a significant risk of material adjustment to the carrying value of contract-related assets or liabilities in the 12 months after the balance sheet date if these estimates were revised. Lease accounting Lease accounting under IFRS 16 is significantly more complex than under previous reporting requirements and necessitates the collation and processing of very large amounts of data and the increased use of management judgements and estimates to produce financial information. The most significant accounting judgements are disclosed below. Lease identification Whether the arrangement is considered a lease or a service contract depends on the analysis by management of both the legal form and substance of the arrangement between the Group and the counter-party to determine if control of an identified asset has been passed between the parties; if not, the arrangement is a service arrangement. Control exists if the Group obtains substantially all of the economic benefit from the use of the asset, and has the ability to direct its use, for a period of time. An identified asset exists where an agreement explicitly or implicitly identifies an asset or a physically distinct portion of an asset which the lessor has no substantive right to substitute. The scenarios requiring the greatest judgement include those where the arrangement is for the use of fibre or other fixed telecommunication lines. Generally, where the Group has exclusive use of a physical line it is determined that the Group can also direct the use of the line and therefore leases will be recognised. Where the Group provides access to fibre or other fixed telecommunication lines to another operator on a wholesale basis the arrangement will generally be identified as a lease, whereas when the Group provides fixed line services to an end-user, generally control over such lines is not passed to the end-user and a lease is not identified. The impact of determining whether an agreement is a lease or a service depends on whether the Group is a potential lessee or lessor in the arrangement and, where the Group is a lessor, whether the arrangement is classified as an operating or finance lease. The impacts for each scenario are described below where the Group is potentially: - A lessee. The judgement impacts the nature and timing of both costs and reported assets and liabilities. A lease results in an asset and a liability being reported and depreciation and interest being recognised; the interest charge will decrease over the life of the lease. A service contract results in operating expenses being recognised evenly over the life of the contract and no assets or liabilities being recorded (other than trade payables, prepayments and accruals). - An operating lessor. The judgement impacts the nature of income recognised. An operating lease results in lease income being recognised whilst a service contract results in service revenue. Both are recognised evenly over the life of the contract. - A finance lessor. The judgement impacts the nature and timing of both income and reported assets. A finance lease results in the lease income being recognised at commencement of the lease and an asset (the net investment in the lease) being recorded. Lease term Where leases include additional optional periods after an initial lease term, significant judgement is required in determining whether these optional periods should be included when determining the lease term. The impact of this judgement is significantly greater where the Group is a lessee. As a lessee, optional periods are included in the lease term if the Group is reasonably certain it will exercise an extension option or will not exercise a termination option; this depends on an analysis by management of all relevant facts and circumstances including the leased asset’s nature and purpose, the economic and practical potential for replacing the asset and any plans that the Group has in place for the future use of the asset. Where a leased asset is highly customised (either when initially provided or as a result of leasehold improvements) or it is impractical or uneconomic to replace then the Group is more likely to judge that lease extension options are reasonably certain to be exercised. The value of the right-of-use asset and lease liability will be greater when extension options are included in the lease term. The normal approach adopted for lease term by asset class is described below. The lease terms can vary significantly by type and use of asset and geography. In addition, the exact lease term is subject to the non-cancellable period and rights and options in each contract. Generally, lease terms are judged to be the longer of the minimum lease term and: - Between 5 and 10 years for land and buildings (excluding retail), with terms at the top end of this range if the lease relates to assets that are considered to be difficult to exit sooner for economic, practical or reputational reasons; - To the next contractual lease break date for retail premises (excluding breaks within the next 12 months); - Where leases are used to provide internal connectivity the lease term for the connectivity is aligned to the lease term or useful economic life of the assets connected; and - The customer service agreement length for leases of local loop connections or other assets required to provide fixed line services to individual customers. In most instances the Group has options to renew or extend leases for additional periods after the end of the lease term which are assessed using the criteria above. 1. Basis of preparation (continued) 1466 Vodaffone GrroouuppPPllcc

OveOrvveiervwiew Annual Report on Form 20-F 2020 Strategic Report Strategic Report GovGeorvnearnncaence FinFainncainaclsials OthOetrhienrfoinrmfoarmtioantion Taxation The Group’s tax charge on ordinary activities is the sum of the total current and deferred tax charges. The calculation of the Group’s total tax charge involves estimation and judgement in respect of certain matters, being principally: Recognition of deferred tax assets Significant items on which the Group has exercised accounting estimation and judgement include the recognition of deferred tax assets in respect of losses in Luxembourg, Germany and Spain as well as capital allowances in the United Kingdom. The recognition of deferred tax assets, particularly in respect of tax losses, is based upon whether management judge that it is probable that there will be sufficient and suitable taxable profits in the relevant legal entity or tax group against which to utilise the assets in the future. The Group assesses the availability of future taxable profits using the same undiscounted five year forecasts for the Group’s operations as are used in the Group’s value in use calculations (see note 4 “Impairment losses”). Where tax losses are forecast to be recovered beyond the five year period, the availability of taxable profits is assessed using the cash flows and long-term growth rates used for the value in use calculations. The estimated cash flows inherent in these forecasts include the unsystematic risks of operating in the telecommunications business including the potential impacts of changes in the market structure, trends in customer pricing, the costs associated with the acquisition and retention of customers, future technological evolutions and potential regulatory changes, such as our ability to acquire and/or renew spectrum licences. Changes in the estimates which underpin the Group’s forecasts could have an impact on the amount of future taxable profits and could have a significant impact on the period over which the deferred tax asset would be recovered. The Group only considers substantively enacted tax laws when assessing the amount and availability of tax losses to offset against the future taxable profits. See note 6 “Taxation” to the consolidated financial statements. Uncertain tax positions The tax impact of a transaction or item can be uncertain until a conclusion is reached with the relevant tax authority or through a legal process. The Group uses in-house tax experts when assessing uncertain tax positions and seeks the advice of external professional advisors where appropriate. The most significant judgement in this area relates to the Group’s tax disputes in India, including the cases relating to the Group’s acquisition of Hutchison Essar Limited (Vodafone India) and the impact of the European Commission’s challenge to the UK’s Controlled Foreign Company rules. Further details of the tax disputes in India are included in note 29 “Contingent liabilities and legal proceedings” and further information on the European Commission’s challenge are include in note 6 “Taxation” to the consolidated financial statements. Business combinations and goodwill When the Group completes a business combination, the fair values of the identifiable assets and liabilities acquired, including intangible assets, are recognised. The determination of the fair values of acquired assets and liabilities is based, to a considerable extent, on management’s judgement. If the purchase consideration exceeds the fair value of the net assets acquired then the incremental amount paid is recognised as goodwill. If the purchase price consideration is lower than the fair value of the assets acquired then the difference is recorded as a gain in the income statement. Allocation of the purchase price between finite lived assets (discussed below) and indefinite lived assets such as goodwill affects the subsequent results of the Group as finite lived intangible assets are amortised, whereas indefinite lived intangible assets, including goodwill, are not amortised. See note 27 “Acquisitions and disposals” to the consolidated financial statements for further details. 114477 VoVdoadfaofnoeneGrGoruopuPplPclc Annual Report 2020

AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020 NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) Joint arrangements The Group participates in a number of joint arrangements where control of the arrangement is shared with one or more other parties. Judgement is required to classify joint arrangements in a separate legal entity as either a joint operation or as a joint venture, which depends on management’s assessment of the legal form and substance of the arrangement taking into account relevant facts and circumstances such as whether the owners have rights to substantially all the economic outputs and, in substance, settle the liabilities of the entity. The classification can have a material impact on the consolidated financial statements. The Group’s share of assets, liabilities, revenue, expenses and cash flows of joint operations are included in the consolidated financial statements on a line-by-line basis, whereas the Group’s investment and share of results of joint ventures are shown within single line items in the consolidated statement of financial position and consolidated income statement respectively. See note 12 “Investments in associates and joint arrangements” to the consolidated financial statements. Finite lived intangible assets Other intangible assets include amounts spent by the Group acquiring licences and spectrum, customer bases and the costs of purchasing and developing computer software. Where intangible assets are acquired through business combinations and no active market for the assets exists, the fair value of these assets is determined by discounting estimated future net cash flows generated by the asset. Estimates relating to the future cash flows and discount rates used may have a material effect on the reported amounts of finite lived intangible assets. Estimation of useful life The useful life over which intangible assets are amortised depends on management’s estimate of the period over which economic benefit will be derived from the asset. Useful lives are periodically reviewed to ensure that they remain appropriate. Management’s estimates of useful life have a material impact on the amount of amortisation recorded in the year, but there is not considered to be a significant risk of material adjustment to the carrying values of intangible assets in the year to 31 March 2021 if these estimates were revised. The basis for determining the useful life for the most significant categories of intangible assets are discussed below. Customer bases The estimated useful life principally reflects management’s view of the average economic life of the customer base and is assessed by reference to customer churn rates. An increase in churn rates may lead to a reduction in the estimated useful life and an increase in the amortisation charge. Capitalised software For computer software, the estimated useful life is based on management’s view, considering historical experience with similar products as well as anticipation of future events which may impact their life such as changes in technology. The useful life will not exceed the duration of a licence. Property, plant and equipment Property, plant and equipment represents 23.3% (2019: 19.2%) of the Group’s total assets; estimates and assumptions made may have a material impact on their carrying value and related depreciation charge. See note 11 “Property, plant and equipment” to the consolidated financial statements for further details. Estimation of useful life The depreciation charge for an asset is derived using estimates of its expected useful life and expected residual value, which are reviewed annually. Management’s estimates of useful life have a material impact on the amount of depreciation recorded in the year, but there is not considered to be a significant risk of material adjustment to the carrying values of property, plant and equipment in the year to 31 March 2021 if these estimates were revised. Management determines the useful lives and residual values for assets when they are acquired, based on experience with similar assets and taking into account other relevant factors such as any expected changes in technology. 1. Basis of preparation (continued) 1488 Vodaffone GrroouuppPPllcc

OveOrvveiervwiew Strategic Report Strategic Report GovGeorvnearnncaence FinFainncainaclsials OthOetrhienrfoinrmfoarmtioantion Post employment benefits Management uses estimates when determining the Group’s liabilities and expenses arising for defined benefit pension schemes. Management is required to estimate the future rates of inflation, salary increases, discount rates and longevity of members, each of which may have a material impact on the defined benefit obligations that are recorded. Further details, including a sensitivity analysis, are included in note 25 “Post employment benefits” to the consolidated financial statements. Contingent liabilities The Group exercises judgement to determine whether to recognise provisions and the exposures to contingent liabilities related to pending litigations or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities (see note 29 “Contingent liabilities and legal proceedings” to the consolidated financial statements). Judgement is necessary to assess the likelihood that a pending claim will succeed, or a liability will arise. Impairment reviews IFRS requires management to perform impairment tests annually for indefinite lived assets, for finite lived assets and for equity accounted investments, if events or changes in circumstances indicate that their carrying amounts may not be recoverable. Impairment testing requires management to judge whether the carrying value of assets can be supported by the net present value of future cash flows that they generate. Calculating the net present value of the future cash flows requires estimates to be made in respect of highly uncertain matters including management’s expectations of:  growth in adjusted EBITDA, calculated as adjusted operating profit before depreciation and amortisation;  timing and amount of future capital expenditure, licence and spectrum payments;  long-term growth rates; and  appropriate discount rates to reflect the risks involved. Management prepares formal five year forecasts for the Group’s operations, which are used to estimate their value in use; a long-term growth rate into perpetuity has been determined as the lower of:  the nominal GDP growth rates for the country of operation; and  the long-term compound annual growth rate in adjusted EBITDA in years six to ten, as estimated by management. Changing the assumptions selected by management, in particular the adjusted EBITDA and growth rate assumptions used in the cash flow projections, could significantly affect the Group’s impairment evaluation and hence reported assets and profits or losses. Further details, including a sensitivity analysis, are included in note 4 “Impairment losses” to the consolidated financial statements. For operations that are classified as held for sale, impairment testing requires management to determine whether the carrying value of the discontinued operation can be supported by the fair value less costs to sell. Where not observable in a quoted market, management have determined fair value less costs to sell by reference to the outcomes from the application of a number of potential valuation techniques, determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. 114499 VVooddaafofonneeGGroruopupPlPclc AAnnuualaRl eRpeoprotrotn2F0o2r0m 20-F 2020

AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020 NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) Significant accounting policies applied in the current reporting period that relate to the financial statements as a whole Accounting convention The consolidated financial statements are prepared on a historical cost basis except for certain financial and equity instruments that have been measured at fair value. Basis of consolidation The consolidated financial statements incorporate the financial statements of the Company, subsidiaries controlled by the Company (see note 33 “Related undertakings” to the consolidated financial statements) and joint operations that are subject to joint control (see note 12 “Investments in associates and joint arrangements” to the consolidated financial statements). Significant new accounting pronouncements IFRS 16 “Leases” was adopted by the Group on 1 April 2019; the key changes to the accounting policies previously applied by the Group are disclosed below within this note. The Group’s new leasing policy is disclosed in note 20. Foreign currencies The consolidated financial statements are presented in euro, which is also the Company’s functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into the respective functional currency of the entity at the rates prevailing on the reporting period date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the initial transaction dates. Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated. Changes in the fair value of monetary securities denominated in foreign currency are analysed between translation differences and other changes in the carrying amount of the security. Translation differences are recognised in the consolidated income statement and other changes in carrying amount are recognised in the consolidated statement of comprehensive income. Translation differences on non-monetary financial assets, such as investments in equity securities classified at fair value through other comprehensive income, are reported as part of the fair value gain or loss and are included in the consolidated statement of comprehensive income. Share capital, share premium and other capital reserves are initially recorded at the functional currency rate prevailing at the date of the transaction and are not retranslated. For the purpose of presenting consolidated financial statements, the assets and liabilities of entities with a functional currency other than euro are expressed in euro using exchange rates prevailing at the reporting period date. Income and expense items and cash flows are translated at the average exchange rates for each month and exchange differences arising are recognised directly in other comprehensive income. On disposal of a foreign entity, the cumulative amount previously recognised in the consolidated statement of comprehensive income relating to that particular foreign operation is recognised in profit or loss in the consolidated income statement. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated accordingly. The net foreign exchange loss recognised in the consolidated income statement for the year ended 31 March 2020 is €146 million (31 March 2019: €2,277 million loss; 2018: €476 million gain). The net gains and net losses are recorded within operating profit (2020: €24 million credit; 2019: €1 million charge; 2018: €65 million credit), non-operating income and expense (2020: €37 million credit; 2019: €nil; 2018: €80 million credit), investment and financing income (2020: €205 million charge; 2019: €190 million charge; 2018: €322 million credit), income tax expense (2020: €2 million charge; 2019: €7 million charge; 2018: €9 million credit) and loss for the financial year from discontinued operations (2020: €nil, 2019: €2,079 million charge, 2018: €nil). The foreign exchange gains and losses included within other income and expense and non-operating income and expense arise on the disposal of discontinued operations, interests in joint ventures, associates and investments from the recycling of foreign exchange gains previously recognised in the consolidated statement of comprehensive income. Current or non-current classification Assets are classified as current in the consolidated statement of financial position where recovery is expected within 12 months of the reporting date. All assets where recovery is expected more than 12 months from the reporting date and all deferred tax assets, goodwill and intangible assets, property, plant and equipment and investments in associates and joint ventures are reported as non-current. Liabilities are classified as current unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. For provisions, where the timing of settlement is uncertain, amounts are classified as non-current where settlement is expected more than 12 months from the reporting date. In addition, deferred tax liabilities and post-employment benefits are reported as non-current. Inventory Inventory is stated at the lower of cost and net realisable value. Cost is determined on the basis of weighted average costs and comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. 1. Basis of preparation (continued) 1500 Vodaffone GrroouuppPPllcc

Ov Overview erview Str Strategic Report ategic Report Go Governance vernance Financials Financials O Other information ther information New accounting pronouncements adopted on 1 April 2019 A new accounting standard, IFRS 16 “Leases” was adopted by the Group on 1 April 2019. The impact of adopting this standard on the financial statements at 1 April 2019, and the key changes to the accounting policies previously applied by the Group, are disclosed below within this note. The Group’s new IFRS 16 accounting policy and previous lease accounting policy under IAS 17 “Leases” is disclosed in note 20. In addition, the following new accounting pronouncements, none of which were considered by the Group as significant on adoption, were adopted by the Group to comply with amendments to IFRS and have all been endorsed by the EU.  Amendments to IAS 28 “Long-term interests in Associates and Joint Ventures”;  “Improvements to IFRS: 2015-2017 cycle”;  Amendments to IAS 19 “Plan Amendment, Curtailment or Settlement”;  Amendments to IFRS 9 “Prepayment Features with Negative Compensation”; and  IFRIC 23 “Uncertainty over Income Tax Treatments”. New accounting pronouncements to be adopted on 1 April 2020 The following pronouncements, issued by the IASB, are effective for periods commencing on or after 1 January 2020 and have been endorsed by the EU. The Group’s financial reporting will be presented in accordance with these new standards, which are not expected to have a material impact on the consolidated income statement, consolidated statement of financial position or consolidated cash flow statement from 1 April 2020.  Amendments to IFRS 3 “Definition of a Business”;  Amendments to IAS 1 and IAS 8 “Definition of Material”; and  Amendments to IFRS 9, IAS 39 and IFRS 7 “Interest Rate Benchmark Reform”. On 28 May 2020, the IASB issued an amendment to IFRS 16 “Covid-19-Related Rent Concessions”, which is effective for annual periods beginning on or after 1 June 2020 with earlier adoption permitted. Although not yet endorsed by the EU or the new UK endorsement board, the Group is assessing the impact of this amendment, which may be adopted early (i.e. effective 1 April 2020). New accounting pronouncements to be adopted on or after 1 April 2021 The IASB has issued Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”, effective for annual periods beginning on or after 1 January 2021 and IFRS 17 “Insurance Contracts”, which is effective for annual periods beginning on or after 1 January 2023. The IASB has proposed deferring the adoption of the Amendments to IAS 1 but no changes have yet been issued. Although not yet endorsed by the EU or the new UK endorsement board the Group’s financial reporting will be presented in accordance with the above new standards from 1 April 2021 and 1 April 2023 respectively. The Group’s work to assess the impact of these accounting changes is continuing; however, the changes are not expected to have a material impact on the consolidated income statement, consolidated statement of financial position or consolidated cash flow statement. The following narrow-scope amendments were issued by the IASB during May 2020 and are effective for annual periods beginning on or after 1 January 2022, they have not yet been endorsed by the EU or the new UK endorsement board.  Annual Improvements to IFRS Standards 2018-2020;  Amendment to IAS 16 “Property, Plant and Equipment: Proceeds before Intended Use”;  Amendment to IAS 37 “Onerous Contracts – Cost of Fulfilling a Contract”; and  Amendment to IFRS 3 “Reference to the Conceptual Framework”. The Group is assessing the impact of these new standards and the Group’s financial reporting will be presented in accordance with these standards from 1 April 2022. Adoption of new accounting pronouncements IFRS 16 “Leases” IFRS 16 “Leases” was adopted by the Group on 1 April 2019 with the cumulative retrospective impact reflected as an adjustment to equity on the date of adoption and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. The Group has applied the following expedients in relation to the adoption of IFRS 16: 115511 Vodafone Group Plc Vodafone Group Plc Annual Report on Form 20-F 2020 Annual Report 2020

1An5nu2al Report Annual Report 2020 Strategic Report Governance Notes to the consolidated financial statements (continued) Financials Other information  The right-of-use assets were measured at an amount based on the lease liability at adoption; initial direct costs incurred when obtaining leases were excluded from this measurement. Lease prepayments and accruals previously recognised under IAS 17 at 31 March 2019 were added to and deducted from, respectively, the value of the right-of-use assets on adoption. In determining the cumulative retrospective impact recorded on 1 April 2019, some of the Group’s joint ventures have measured right-of-use assets, for certain leases, as if IFRS 16 had been applied since lease commencement but using their incremental borrowing rate at adoption; and  The Group impaired the right-of-use assets recognised on adoption by the value of the provisions for onerous leases held under IAS 37 at 31 March 2019 instead of performing a new impairment assessment for those assets on adoption. The Group’s right-of-use assets are recorded together with other property, plant and equipment assets (see note 11 “Property, plant and equipment”) and lease liabilities are recognised in borrowings (see note 21 “Borrowings”). The key differences between the Group’s IAS 17 accounting policy (the ‘previous policy’ which is disclosed in note 20 “Leases”) and the Group’s IFRS 16 accounting policy (which is also provided in note 20 “Leases”) as well as the primary impacts of applying IFRS 16 in the current financial period are disclosed on page 153 below. Primary impacts of applying the IFRS 16 accounting policy The primary impacts on the Group’s financial statements, and the key causes of the movements recorded in the consolidated statement of financial position on 1 April 2019 (see page 153), as a result of applying the IFRS 16 (‘current’) accounting policy in place of the previous policy under IAS 17 are:  Under IAS 17, lessees classified leases as either operating or finance leases. Operating lease costs were expensed on a straight-line basis over the period of the lease. Finance leases resulted in the recognition, in the statement of financial position, of an asset and a corresponding liability for lease payments, at present value. Under IFRS 16 all lease agreements give rise to the recognition of a ‘right-of-use asset’ representing the right to use the leased item and a liability for any future lease payments (see page 178) over the ‘reasonably certain’ period of the lease, which may include future lease periods for which the Group has extension options.  Lessee accounting under IFRS 16 is similar to finance lease accounting for lessees under IAS 17; lease costs are recognised in the form of depreciation of the right-of-use asset and interest on the lease liability which is generally discounted at the incremental borrowing rate of the relevant Group entity, although the interest rate implicit in the lease is used when it is more readily determinable. Interest charges will typically be higher in the early stages of a lease and will reduce over the term. Lease interest costs are recorded in financing costs and associated cash payments are classified as financing cash flows in the Group’s cash flow statement.  Under IFRS 16 cash inflows from operating activities and payments classified within cash flow from financing activities both increase, as payments made at both lease inception and subsequently are characterised as repayments of lease liabilities and interest. Under IAS 17 operating lease payments were treated as an operating cash outflow. Net cash flow is not impacted by the change in policy.  Lessor accounting under IFRS 16 is similar to IAS 17. The only substantive change is that when the Group sub-leases assets it classifies the lease out as either operating or finance leases by reference to the terms of the head lease contract whereas under IAS17 the classification was determined by reference to the underlying asset leased out. This has resulted in additional finance leases out being recognised under IFRS 16 (see net investment in leases in note 14 “Trade and other receivables”).  The expedients applied at adoption, above, have resulted in reclassifications of lease-related prepayments, accruals and provisions at 1 April 2019 (see page 153) to the right-of-use assets. Where certain of the Group’s joint ventures have valued right-of-use assets as if IFRS 16 had been applied since lease inception, this has resulted in the reduction in the value of investments in associates and joint arrangements (see note 12 “Investments in associates and joint arrangements”).  During the year ended 31 March 2019 an expense of €3,826 million was charged for operating leases and depreciation and interest of €71 million was charged for finance leases. During the year ended 31 March 2020, depreciation of €3,720 million and interest of €330 million has been charged in relation to leases. Transition disclosures The weighted average incremental borrowing rate applied to the Group’s lease liabilities recognised in the balance sheet at 1 April 2019 was 3.5%. The Group’s undiscounted operating lease commitments at 31 March 2019 were €10.8 billion; the most significant differences between the IAS 17 lease operating lease commitments and the lease liabilities recognised on transition to IFRS 16 are set out below. €bn Operating lease commitments at 31 March 2019 10.8 Less effect of discounting on payments included in the operating lease commitment (1.6) Plus lease liabilities in respect of additional 'reasonably certain' lease extensions assumed under IFRS 16 0.8 Plus finance lease liabilities already reported under IAS 17 0.3 Lease liability opening balance reported at 1 April 2019 10.3 The Group applied the lease identification requirements of IFRS 16 at the date of adoption and no material changes to the Group’s lease portfolio were identified. 1. Basis of preparation (continued) 152 Vodafone GroVupodPalcfone Group PlcOverview on Form 20-F 2020

OveOrvveiervwiew Annual Report on Form 20-F 2020 Strategic Report Strategic Report GovGeorvnearnncaence FinFainncainaclsials OthOetrhienrfoinrmfoarmtioantion Impact of the adoption of IFRS 16 on the opening balance sheet at 1 April 2019 The impact of the adoption of IFRS 16 on the consolidated statement of financial position at 1 April 2019 is set out below: Impact of adoption 31 March 2019 of IFRS 16 1 April 2019 Consolidated statement of financial position €m €m €m Non-current assets Goodwill 23,353 – 23,353 Other intangible assets 17,652 – 17,652 Property, plant and equipment 27,432 10,226 37,658 Investments in associates and joint ventures 3,952 (270) 3,682 Other investments 870 – 870 Deferred tax assets 24,753 – 24,753 Post employment benefits 94 – 94 Trade and other receivables 5,170 21 5,191 Of which: Net investments in leases 3 133 136 103,276 9,977 113,253 Current assets Inventory 714 – 714 Taxation recoverable 264 – 264 Trade and other receivables 12,190 (339) 11,851 Of which: Net investments in leases 1 19 20 Other investments 13,012 – 13,012 Cash and cash equivalents 13,637 – 13,637 39,817 (339) 39,478 Assets held for sale (231) – (231) Total assets 142,862 9,638 152,500 Equity Called up share capital 4,796 – 4,796 Additional paid-in capital 152,503 – 152,503 Treasury shares (7,875) – (7,875) Accumulated losses (116,725) (261) (116,986) Accumulated other comprehensive income 29,519 – 29,519 Total attributable to owners of the parent 62,218 (261) 61,957 Non-controlling interests 1,227 4 1,231 Total non-controlling interests 1,227 4 1,231 Total equity 63,445 (257) 63,188 Non-current liabilities Long-term borrowings 48,685 7,394 56,079 Deferred tax liabilities 478 – 478 Post employment benefits 551 – 551 Provisions 1,242 (9) 1,233 Trade and other payables 2,938 (37) 2,901 53,894 7,348 61,242 Current liabilities Short-term borrowings 4,270 2,646 6,916 Financial liabilities under put option arrangements 1,844 – 1,844 Taxation liabilities 596 – 596 Provisions 1,160 (76) 1,084 Trade and other payables 17,653 (23) 17,630 25,523 2,547 28,070 Total equity and liabilities 142,862 9,638 152,500 115533 VoVdaofdoanfeonGeroGurpouPplcPlc Annual Report 2020

AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020 NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) The Group’s businesses are managed on a geographical basis. Selected financial data is presented on this basis below. Accounting policies Revenue When the Group enters into an agreement with a customer, goods and services deliverable under the contract are identified as separate performance obligations (‘obligations’) to the extent that the customer can benefit from the goods or services on their own and that the separate goods and services are considered distinct from other goods and services in the agreement. Where individual goods and services do not meet the criteria to be identified as separate obligations they are aggregated with other goods and/or services in the agreement until a separate obligation is identified. The obligations identified will depend on the nature of individual customer contracts, but might typically be separately identified for mobile handsets, other equipment such as set-top boxes and routers provided to customers and services provided to customers such as mobile and fixed line communication services. Where goods and services have a functional dependency (for example, a fixed line router can only be used with the Group’s services) this does not, in isolation, prevent those goods or services from being assessed as separate obligations. The Group determines the transaction price to which it expects to be entitled in return for providing the promised obligations to the customer based on the committed contractual amounts, net of sales taxes and discounts. Where indirect channel dealers, such as retailers, acquire customer contracts on behalf of the Group and receive commission, any commissions that the dealer is compelled to use to fund discounts or other incentives to the customer are treated as payments to the customer when determining the transaction price and consequently are not included in contract acquisition costs. The transaction price is allocated between the identified obligations according to the relative standalone selling prices of the obligations. The standalone selling price of each obligation deliverable in the contract is determined according to the prices that the Group would achieve by selling the same goods and/or services included in the obligation to a similar customer on a standalone basis; where standalone selling prices are not directly observable, estimation techniques are used maximising the use of external inputs. See “Critical accounting judgements and key sources of estimation uncertainty” in note 1 for details. Revenue is recognised when the respective obligations in the contract are delivered to the customer and payment remains probable. Revenue for the provision of services, such as mobile airtime and fixed line broadband, is recognised when the Group provides the related service during the agreed service period. Revenue for device sales to end customers is generally recognised when the device is delivered to the end customer. For device sales made to intermediaries such as indirect channel dealers, revenue is recognised if control of the device has transferred to the intermediary and the intermediary has no right to return the device to receive a refund; otherwise revenue recognition is deferred until sale of the device to an end customer by the intermediary or the expiry of any right of return. Where refunds are issued to customers they are deducted from revenue in the relevant service period. When the Group has control of goods or services prior to delivery to a customer, then the Group is the principal in the sale to the customer. As a principal, receipts from, and payments to, suppliers are reported on a gross basis in revenue and operating costs. If another party has control of goods or services prior to transfer to a customer, then the Group is acting as an agent for the other party and revenue in respect of the relevant obligations is recognised net of any related payments to the supplier and recognised revenue represents the margin earned by the Group. See “Critical accounting judgements and key sources of estimation uncertainty” in note 1 for details. Customers typically pay in advance for prepay mobile services and monthly for other communication services. Customers typically pay for handsets and other equipment either up-front at the time of sale or over the term of the related service agreement. When revenue recognised in respect of a customer contract exceeds amounts received or receivable from a customer at that time a contract asset is recognised; contract assets will typically be recognised for handsets or other equipment provided to customers where payment is recovered by the Group via future service fees. If amounts received or receivable from a customer exceed revenue recognised for a contract, for example if the Group receives an advance payment from a customer, a contract liability is recognised. When contract assets or liabilities are recognised, a financing component may exist in the contract; this is typically the case when a handset or other equipment is provided to a customer up-front but payment is received over the term of the related service agreement, in which case the customer is deemed to have received financing. If a significant financing component is provided to the customer, the transaction price is reduced and interest revenue is recognised over the customer’s payment period using an interest rate reflecting the relevant central bank rates and customer credit risk. Contract-related costs When costs directly relating to a specific contract are incurred prior to recognising revenue for a related obligation, and those costs enhance the ability of the Group to deliver an obligation and are expected to be recovered, then those costs are recognised on the statement of financial position as fulfilment costs and are recognised as expenses in line with the recognition of revenue when the related obligation is delivered. The direct and incremental costs of acquiring a contract including, for example, certain commissions payable to staff or agents for acquiring customers on behalf of the Group, are recognised as contract acquisition cost assets in the statement of financial position when the related payment obligation is recorded. Costs are recognised as an expense in line with the recognition of the related revenue that is expected to be earned by the Group; typically this is over the customer contract period as new commissions are payable on contract renewal. Certain amounts payable to agents are deducted from revenue recognised (see above). 2. Revenue disaggregation and segmental analysis 1544 Vodaffone GrroouuppPPllcc

Overview Overview Annual Report on Form 20-F 2020 Str Strategic Report ategic Report Governance Governance Financials Financials Other information Other information Revenue disaggregation Revenue reported for the year includes revenue from contracts with customers, comprising service and equipment revenue, as well as other revenue items including revenue from leases and interest revenue arising from transactions with a significant financing component. The table below disaggregates the Group’s revenue by reporting segment. Revenue from contracts with customers €m Total segment revenue €m Service revenue €m Equipment revenue €m Other revenue1 €m Interest revenue €m Adjusted EBITDA €m 31 March 2020 Revenue from contracts with Total segment Service Equipment Other Interest Adjusted revenue revenue customers revenue1 revenue revenue EBITDA 31 March 2019 €m €m €m €m €m €m €m Germany 9,145 1,077 10,222 139 29 10,390 4,079 Italy 5,030 722 5,752 97 8 5,857 2,202 UK 4,952 1,207 6,159 56 57 6,272 1,364 Spain 4,203 392 4,595 58 16 4,669 1,038 Other Europe 4,460 529 4,989 61 22 5,072 1,606 Eliminations (110) – (110) (6) – (116) – Europe 27,680 3,927 31,607 405 132 32,144 10,289 Vodacom 4,391 873 5,264 171 8 5,443 2,157 Other Markets 4,011 816 4,827 29 8 4,864 1,404 Rest of the World 8,402 1,689 10,091 200 16 10,307 3,561 Common Functions2 477 37 514 1,003 – 1,517 68 Eliminations (101) (1) (102) (200) – (302) – Group 36,458 5,652 42,110 1,408 148 43,666 13,918 Notes: 1 Other revenue includes lease revenue recognised under IAS 17 “Leases” for the year ended 31 March 2019 and IFRS 16 “Leases” for the year ended 31 March 2020 (see note 20). 2 Comprises central teams and business functions. The total future revenue from the Group’s contracts with customers with performance obligations not satisfied at 31 March 2020 is €20,336 million (2019: €18,447 million); of which €13,456 million (2019: €12,566 million) is expected to be recognised within the next year and the majority of the remaining amount in the following 12 months. Germany 10,696 1,055 11,751 3002512,076 5,077 Italy 4,833 5835,416 101125,529 2,068 UK 5,020 1,3336,353 63686,484 1,500 Spain 3,9043184,222 51234,296 1,009 Other Europe 4,890 5395,429 94185,541 1,738 Eliminations (130) (1)(131) (2)–(133) – Europe 29,2133,82733,04060714633,79311,392 Vodacom 4,470 8645,33419075,531 2,088 Other Markets 3,7965524,348 3624,386 1,400 Rest of the World 8,2661,4169,68222699,9173,488 Common Functions2 494535471,020 –1,567 1 Eliminations (102) (1)(103) (200) –(303) – Group 37,8715,29543,1661,65315544,97414,881 155 155 Vodafone Group Plc Vodafone Group Plc Annual Report 2020

AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020 NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) Segmental analysis The Group’s operating segments are established on the basis of those components of the Group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Group has determined the chief operating decision maker to be its Chief Executive Officer. The Group has a single group of similar services and products, being the supply of communications services and products. Revenue is attributed to a country or region based on the location of the Group company reporting the revenue. Transactions between operating segments are charged at arm’s-length prices. Segment information is primarily provided on the basis of geographic areas, with the exception of Vodacom which encompasses South Africa and certain other smaller African markets, being the basis on which the Group manages its worldwide interests. The aggregation of operating segments into the Europe and Rest of the World regions reflects, in the opinion of management, the similar economic characteristics within each of those regions as well as the similar products and services offered and supplied, classes of customers and the regulatory environment. In the case of the Europe region this largely reflects membership of the European Union, while for the Rest of the World region this largely includes emerging and developing economies that are in the process of rapid growth and industrialisation. Certain financial information is provided separately within the Europe region for Germany, Italy, the UK and Spain, and within the Rest of the World region for Vodacom, as these operating segments are individually material for the Group. The segmental revenue and profit of India are included in discontinued operations for all years reported until 31 August 2018, the date of disposal, and segmental assets and cash flows are included in assets and liabilities held for sale at 31 March 2018. See note 7 “Discontinued operations and assets and liabilities held for sale” and note 27 “Acquisitions and disposals” for details. Segmental information used for internal decision making during the years ended 31 March 2018 and 2019 was on an IAS 18 (pre-IFRS 15) basis. In the year ended 31 March 2020 internal decisions were based upon IFRS 15 financial information and accordingly comparative information for the year ended 31 March 2019 was re-presented. Consequently, segmental information for the year ended 31 March 2018 is presented on an IAS 18 (pre-IFRS 15) basis and information for years ended 31 March 2020 and 2019 is presented on an IFRS 15 basis in accordance with the above revenue recognition policy. See note 32 “IAS 18 basis primary statements” for details of the IAS 18 revenue recognition policy. The Group’s measure of segment profit, adjusted EBITDA, excludes depreciation, amortisation, impairment loss, restructuring costs, loss on disposal of fixed assets, the Group’s share of results in associates and joint ventures and other income and expense. A reconciliation of adjusted EBITDA to operating profit is shown below. For a reconciliation of operating profit to profit for the financial year, see the Consolidated income statement on page 141. 2020 2019 (re-presented)1 €m 2018 €m €m Notes: 1 The results reflected in this table for the year ended 31 March 2019 were previously disclosed on an IAS 18 basis in the Annual Report for the year ended 31 March 2019 and have been re-presented in the table above on an IFRS 15 basis. 2 Share of results of equity accounted associates and joint ventures presented within the Consolidated income statement includes -€241m (2019: -€348 million, 2018 €389 million) included within Adjusted operating profit, -€25m (2019: -€26 million, 2018 -€9 million) included within Restructuring costs, -€215 million (2019: -€420 million, 2018 -€439 million) included within Amortisation of acquired customer based and brand intangible assets and -€2,024 million which is principally related to Vodafone Idea Limited (2019: -€114 million, 2018 €nil million) included within Other income/(expense). Adjusted EBITDA 14,88113,918 14,737 Depreciation, amortisation and loss on disposal of fixed assets (10,085) (9,665) (9,910) Share of adjusted results in equity accounted associates and joint ventures2 (241) (348) 389 Adjusted operating profit 4,5553,905 5,216 Impairment losses (1,685)(3,525) – Restructuring costs2 (720) (486) (156) Amortisation of acquired customer based and brand intangible assets2 (638) (583) (974) Other income/(expense)2 2,257 (262) 213 Interest on lease liabilities 330– – Operating profit/(loss) 4,099(951) 4,299 2. Revenue disaggregation and segmental analysis (continued) 1566 Vodaffone GrroouuppPPllcc

Ov Overview erview Str Strategic Report ategic Report Go Governance vernance Financials Financials O Other information ther information Segmental assets and cash flow Other Right-of-use expenditure on assetsintangible assets Depreciation and amortisation Non-current assets1 Capital expenditure2 Operating free cash flow3 Impairment loss €m €m €m €m €m €m €m 31 March 2020 31 March 2019 Germany 24,529 1,816 – 2 3,017 – 2,425 Italy 11,031 784 – 2,219 1,337 – 1,552 UK 7,405 804 – 408 1,612 – 689 Spain 7,438 813 – 216 1,318 (2,930) 443 Other Europe 7,093 775 – 42 1,073 (310) 861 Europe 57,496 4,992 – 2,887 8,357 (3,240) 5,970 Vodacom 5,503 810 – 91 758 – 1,379 Other Markets 3,429 626 – 34 673 (255) 769 Rest of the World 8,932 1,436 – 125 1,431 (255) 2,148 Common Functions 2,009 799 – – 7 (30) (1,047) Group 68,437 7,227 – 3,012 9,795 (3,525) 7,071 31 March 2018 Germany 25,444 1,673 – 24 3,095 – 2,147 Italy 9,232 797 – 629 1,479 – 1,607 UK 7,465 889 – – 1,600 – 408 Spain 10,576 863 – – 1,371 – 628 Other Europe 7,441 710 – 93 1,092 – 788 Europe 60,158 4,932 – 746 8,637 – 5,578 Vodacom 5,841 763 – 1 776 – 1,453 Other Markets 3,607 729 – – 923 – 725 Rest of the World 9,448 1,492 – 1 1,699 – 2,178 Common Functions 1,976 897 – – 73 – (755) Group (IAS 18 basis) 71,582 7,321 – 747 10,409 – 7,001 Notes: 1 2 3 Comprises goodwill, other intangible assets and property, plant and equipment. Includes additions to property, plant and equipment (excluding right-of-use assets) and computer software, reported within intangibles. Excludes licences and spectrum additions. The Group’s measure of segment cash flow is reconciled to the closest equivalent GAAP measure, cash generated by operations, on page 240. Germany 48,266 2,278 9121,613 4,805 –2,987 Italy 11,119 6971,645 241,958 –1,355 UK 7,790 753733–2,160 –930 Spain 7,229 761386–1,763 (840) 324 Other Europe 9,138 823298291,706 (740) 1,079 Europe 83,5425,3123,9741,66612,392(1,580)6,675 Vodacom 5,400 80217455939–1,341 Other Markets 1,561 58729055672–812 Rest of the World 6,9611,3894641101,611–2,153 Common Functions 2,217 821155–171(105) (1,107) Group 92,7207,5224,5931,77614,174(1,685)7,721 115577 Vodafone Group Plc Vodafone Group Plc Annual Report on Form 20-F 2020 Annual Report 2020

VAondnaufaol nRe pGorortu2p0P2l0c Annual Report on Form 20-F 2020 NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) Detailed below are the key amounts recognised in arriving at our operating profit/(loss) 2020 €m 2019 €m 2018 €m Note: 1 The year ended 31 March 2020 included €37 million credit (2019: €nil, 2018: €80 million credit) reported in other income and expense in the Consolidated income statement. 2 Included in Other income and expense in the Consolidated income statement. The total remuneration of the Group’s auditor, Ernst & Young LLP and other member firms of Ernst & Young Global Limited, for services provided to the Group during the year ended 31 March 2020 is analysed below. Ernst & Young LLP was appointed as the Group’s auditor for the year ended 31 March 2020. Accordingly, comparative figures in the table below for the years ended 31 March 2019 and 31 March 2018 are in respect of remuneration paid to the Group’s previous auditor, PricewaterhouseCoopers LLP and other member firms of PricewaterhouseCoopers International. 2020 €m 2019 €m 2018 €m Notes: 1 Fees in relation to the implementation of new accounting standards, notably IFRS 15 “Revenue from Contracts with Customers” and IFRS 16 “Leases” which were effective for the first time for the years ended 31 March 2019 and 31 March 2020 respectively. Amounts for the years ended 31 March 2020 and 31 March 2019 relate to fees for the interim review and statutory and regulatory filings during the year. The amount for the year ended 31 March 2018 includes non-recurring fees that were incurred during the preparations for a potential IPO of Vodafone New Zealand and the merger of Vodafone India and Idea Cellular. At the time of the Board decision to recommend Ernst & Young LLP as the statutory auditor for the year ended 31 March 2020 in February 2019, Ernst & Young LLP were providing a range of services to the Group. All services that were prohibited by the Financial Reporting Council (‘FRC’) or Securities and Exchange Commission (‘SEC’) for a statutory auditor to provide ceased by 31 March 2019. All engagements that were not prohibited by the FRC or SEC, but were not in accordance with the Group’s own internal approval policy for non-audit services, ceased early in the 2 3 financial year to enable a smooth transition to alternative suppliers, where required. These services had a value of approximately €5.2 million through to completion and are included in the table above. A description of the work performed by the Audit and Risk Committee in order to safeguard auditor independence when non-audit services are provided is set out in the Audit and Risk Committee report on pages 90 to 95. Parent company 3 22 Subsidiaries 16 1414 Subsidiaries - new accounting standards1 1 15 Audit fees 20 1721 Audit-related2 1 25 Corporate finance3 1 –– Other3 5 –– Non-audit fees 7 25 Total fees 27 1926 Net foreign exchange losses/(gains)1 (24) 1(65) Depreciation of property, plant and equipment (note 11): Owned assets 5,995 5,795 5,963 Leased assets 3,720 5947 Amortisation of intangible assets (note 10) 4,459 3,9414,399 Impairment of goodwill in subsidiaries, associates and joint arrangements (note 4) 1,685 3,525– Staff costs (note 24) 5,462 5,267 5,295 Amounts related to inventory included in cost of sales 5,699 5,886 6,045 Operating lease rentals payable – 3,8263,788 Loss on disposal of property, plant and equipment and intangible assets 51 3336 Own costs capitalised attributable to the construction or acquisition of property, plant and equipment (902) (844) (829) Net gain on disposal of Vodafone New Zealand2 (note 27) (1,078) –– Net gain on disposal of tower infrastructure in Italy2 (note 27) (3,356) –– Net gain on disposal of Vodafone Malta2 (note 27) (170) –– 3. Operating profit/(loss) 1588 Vodafone Group Plc

Overview StraOtveegrivciReweport Annual Report on Form 20-F 2020 Annual Report 2020 159 Strategic Report Governance FinGanocviearlnsance OthFeinr ainnfcoiarmls ation Other information Impairment occurs when the carrying value of assets is greater than the present value of the net cash flows they are expected to generate. We review the carrying value of assets for each country in which we operate at least annually. For further details of our impairment review process see “Critical accounting judgements and key sources of estimation uncertainty” in note 1 “Basis of preparation” to the consolidated financial statements. Accounting policies Goodwill Goodwill is not subject to amortisation but is tested for impairment annually or whenever there is an indication that the asset may be impaired. For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. The determination of the Group’s cash-generating units is primarily based on the country where the Group supplies communications services and products. If cash flows from assets within one jurisdiction are largely independent of the cash flows from other assets in that same jurisdiction and management monitors performance separately, multiple cash-generating units are identified within that country. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognised for goodwill are not reversible in subsequent periods. The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. Management prepares formal five year management plans for the Group’s cash-generating units, which are the basis for the value in use calculations. Property, plant and equipment and finite lived intangible assets At each reporting period date, the Group reviews the carrying amounts of its property, plant and equipment, finite lived intangible assets and equity-accounted investments to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount and an impairment loss is recognised immediately in the income statement. Where there has been a change in the estimates used to determine recoverable amount and an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years and an impairment loss reversal is recognised immediately in the income statement. Impairment losses Following our annual impairment review, the impairment charges recognised in the consolidated income statement within operating profit are stated below. Further detail on the events and circumstances that led to the recognition of the impairment charges is included later in this note. 2020 €m 2019 €m 2018 €m Cash-generating unit Reportable segment For the year ended 31 March 2019, the Group recorded a loss on disposal of Vodafone India of €3,420 million, including a loss on disposal of €1,276 million and a foreign exchange loss of €2,079 million which is included in discontinued operations. See note 27 “Acquisitions and disposals” for further details. For the year ended 31 March 2018, the Group recorded a non-cash charge of €3,170 million (€2,245 million net of tax), included in discontinued operations, as a result of the re-measurement of Vodafone India’s fair value less costs of disposal. Spain Spain 840 2,930 – Ireland Other Europe 630 –– RomaniaOther Europe 110 310– Vodafone Automotive Common Functions 105 30– Vodafone IdeaOther Markets – 255– 1,685 3,525– 4. Impairment losses 159 Vodafone Group Plc Vodafone Group Plc

1 AAnnnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020 NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) Goodwill The remaining carrying value of goodwill at 31 March was as follows: 2020 €m 2019 €m Key assumptions used in the value in use calculations The key assumptions used in determining the value in use are: Assumption How determined Projected adjusted EBITDA Projected adjusted EBITDA has been based on past experience adjusted for the following: - In Europe, mobile revenue is expected to benefit from increased usage as customers transition to higher data bundles, and new products and services are introduced. Fixed revenue is expected to continue to grow as penetration is increased and more products and services are sold to customers; - In the Rest of the World, revenue is expected to continue to grow as the penetration of faster data-enabled devices rises along with higher data bundle attachment rates, and new products and services are introduced. The segment is also expected to benefit from increased usage and penetration of M-Pesa in Africa; and - Margins are expected to be impacted by negative factors such as the cost of acquiring and retaining customers in increasingly competitive markets and by positive factors such as the efficiencies expected from the implementation of Group initiatives. Projected capital expenditure The cash flow forecasts for capital expenditure are based on past experience and include the ongoing capital expenditure required to increase capacity, meet the population coverage requirements of certain of the Group’s licences and facilitate the continued growth in revenue and adjusted EBITDA discussed above. In Europe, capital expenditure is required to roll out capacity-building next generation 5G and gigabit networks. In the Rest of the World, capital expenditure will be required for the continued rollout of current and next generation mobile networks in emerging markets. Capital expenditure includes cash outflows for the purchase of property, plant and equipment and computer software. Projected licence and spectrum payments To enable the continued provision of products and services, the cash flow forecasts for licence and spectrum payments for each relevant cash-generating unit include amounts for expected renewals and newly available spectrum. Beyond the five year forecast period, a long-run cost of spectrum is assumed. Long-term growth rate For the purposes of the Group’s value in use calculations, a longterm growth rate into perpetuity is applied immediately at the end of the five year forecast period and is based on the lower of: - the nominal GDP growth rate forecasts for the country of operation; and - the long-term compound annual growth rate in adjusted EBITDA as estimated by management. Long-term compound annual growth rates determined by management may be lower than forecast nominal GDP growth rates due to the following market-specific factors: competitive intensity levels, maturity of business, regulatory environment or sector-specific inflation expectations. Pre-tax risk adjusted discount rate The discount rate applied to the cash flows of each of the Group’s cash-generating units is generally based on the risk free rate for ten year bonds issued by the government in the respective market. Where government bond rates contain a material component of credit risk, high-quality local corporate bond rates may be used. These rates are adjusted for a risk premium to reflect both the increased risk of investing in equities and the systematic risk of the specific cash-generating unit. In making this adjustment, inputs required are the equity market risk premium (that is the required return over and above a risk free rate by an investor who is investing in the market as a whole) and the risk adjustment, beta, applied to reflect the risk of the specific cash-generating unit relative to the market as a whole. In determining the risk adjusted discount rate, management has applied an adjustment for the systematic risk to each of the Group’s cash-generating companies determined using an average of the betas of comparable listed telecommunications companies and, where available and appropriate, across a specific territory. Management has used a forward-looking equity market risk premium that takes into consideration both studies by independent economists, the long-term average equity market risk premium and the market risk premiums typically used by valuations practitioners. The risk adjusted discount rate is also based on typical leverage ratios of telecommunications companies in each cash-generating unit's respective market or region. Germany 22,900 12,479 Italy 2,480 3,654 25,380 16,133 Other 5,891 7,220 31,271 23,353 4. Impairment losses (continued) 16600 VVooddaaffoonneeGGrroouuppPPllcc

Overview Vodafone Group Plc Ov Strategic Report erview Strategic Report Governance Governance Financials Financials Other information Other information Year ended 31 March 2020 For the year ended 31 March 2020, the Group recorded impairment charges of €0.8 billion, €0.6 billion, €0.1 billion and €0.1 billion with respect to the Group’s investments in Spain, Ireland, Romania and Vodafone Automotive respectively. The impairment charges relate solely to goodwill and are recognised in the consolidated income statement within operating profit/(loss). The recoverable amounts for Spain, Ireland, Romania and Vodafone Automotive are €5.6 billion, €1.2 billion, €0.9 billion and €0.0 billion respectively, and based on value in use calculations. The COVID-19 outbreak has developed rapidly in early 2020. Many countries have required businesses to limit or suspend operations and implemented travel restrictions and quarantine measures. The measures taken to contain the virus have adversely affected economic activity and disrupted many businesses. As the outbreak continues to progress and evolve, it is extremely challenging to predict the full extent and duration of its impact on Vodafone’s businesses and the countries where Vodafone operates. Based on information available as at 31 March 2020, management has made additional adjustments to the five year business plans used in the Group’s impairment testing in order to reflect the estimated impact. The impairment charges recognised and discussed immediately below, are based on expected cash flows after applying these adjustments. Challenging trading and economic conditions in Spain materialised in the prior financial year and management recognised an impairment charge following a reduction in projected cash flows. During the year ended 31 March 2020 there has been an observable repositioning towards low-cost brands and competitive intensity within the multi-branded market is expected to remain elevated in the medium term. These factors have led to management projecting lower cash flows and recognising an impairment charge with respect to the Group’s investment in Spain. The impairment charge recognised with respect to Ireland is attributable to increased competition and the aforementioned increased economic uncertainty. As a consequence, growth and ARPUs are expected to be lower. Management has reflected these assumptions in expected cash flows. The impairment charges recognised with respect to Romania and Vodafone Automotive reflect management’s latest assessment of likely trading and economic conditions in the five year business plan. Management’s view of the long-term potential in these markets remains unchanged. The European Liberty Global assets acquired in July 2019 (see note 27) have been subsumed within existing cash-generating units in Germany, Czech Republic, Hungary and Romania. The primary reason for acquiring the businesses was to create a converged national provider of digital infrastructure in Germany, together with creating converged communications operators in the Czech Republic, Hungary and Romania. Following the integration of the acquired businesses, management considers the cash flows within these cash-generating units to be largely interdependent and monitors performance on a country-level basis. On 31 March 2020, the Group merged its passive tower infrastructure in Italy with INWIT (see note 27). On the date of the merger, management monitored performance of its operations in Italy on a country-wide basis and considered Vodafone Italy, including its passive tower infrastructure, to be one cash-generating unit for the purpose of impairment testing as at 31 March 2020. No impairment in relation to Vodafone Italy would be necessary if impairment testing was performed on a post-merger basis at 31 March 2020. Value in use assumptions The table below shows key assumptions used in the value in use calculations. Assumptions used in value in use calculation Vodafone Automotive Germany Italy Spain Ireland Romania % % % % % % Pre-tax risk adjusted discount rate 7.5 10.3 9.2 7.6 10.2 9.1 Long-term growth rate 0.5 0.5 0.5 0.5 1.0 1.9 Projected adjusted EBITDA1 3.8 0.2 8.2 3.0 8.0 31.3 Projected capital expenditure2 20.1-20.7 12.5-13.4 16.2-18.1 10.7-15.2 13.7-18.5 14.1-23.4 Sensitivity analysis The estimated recoverable amount of the Group’s operations in Germany and Italy exceed their carrying values by €6.6 billion and €1.8 billion respectively. If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2020. Change required for carrying value to equal recoverable amount Germany Italy pps pps Pre-tax risk adjusted discount rate 1.1 1.7 Long-term growth rate (1.0) (2.0) Projected adjusted EBITDA1 (3.2) (3.1) Projected capital expenditure2 11.4 7.9 116611 Vodafone Group Plc Annual Report 2020 Annual Report on Form 20-F 2020

AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020 NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) Management considered the following reasonably possible changes in the key adjusted EBITDA1 and long-term growth rate assumptions, leaving all other assumptions unchanged. Due to increased uncertainty following the COVID-19 outbreak, management has widened the range of reasonably possible changes in the key adjusted EBITDA growth rate assumption to plus or minus 5 percentage points (2019: 2 percentage points). The sensitivity analysis presented is prepared on the basis that the reasonably possible change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. The associated impact on the impairment assessment is presented in the table below, with the exception of Vodafone Automotive, where no reasonably possible change in the key assumptions would materially change the impairment charge recognised. Management believes that no reasonably possible or foreseeable change in the pre-tax adjusted discount rate or projected capital expenditure2 would cause the difference between the carrying value and recoverable amount for any cash-generating unit to be materially different to the base case disclosed below. Recoverable amount less carrying value (prior to recognition of impairment charges) Germany Italy Spain Ireland Romania €bn €bn €bn €bn €bn Base case as at 31 March 2020 6.6 1.8 (0.8) (0.6) (0.1) Change in projected adjusted EBITDA1 Decrease by 5pps (3.3) (1.0) (2.3) (1.1) (0.3) Increase by 5pps 18.4 5.1 0.9 – 0.1 Change in long-term growth rate Decrease by 1pps 0.2 0.8 (1.5) (0.8) (0.2) Increase by 1pps 15.8 3.0 – (0.4) – The carrying values for Vodafone UK, Portugal, Czech Republic and Hungary include goodwill arising from acquisitions and/or the purchase of operating licences or spectrum rights. While the recoverable amounts for these operating companies are not materially greater than their carrying value, each has a lower risk of giving rise to an impairment that would be material to the Group given their relative size or the composition of their carrying value. If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised in the year ended 31 March 2020. Change required for carrying value to equal recoverable amount UK Portugal Czech Republic Hungary pps pps pps pps Pre-tax risk adjusted discount rate 1.1 1.5 1.7 1.9 Long-term growth rate (1.3) (1.6) (1.8) (2.2) Projected adjusted EBITDA1 (2.3) (3.4) (4.0) (3.9) Projected capital expenditure2 4.5 7.1 12.5 9.1 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. VodafoneZiggo The recoverable amount for VodafoneZiggo is not materially greater than its carrying value. If adverse impacts of economic, competitive, regulatory or other factors were to cause significant deterioration in the operations of VodafoneZiggo and the entity’s expected future cash flows, this may lead to an impairment loss being recognised. 4. Impairment losses (continued) 1622 Vodaffone GrroouuppPPllcc

OveOrvveiervwiew Strategic Report Strategic Report GovGeorvnearnncaence FinFainncainaclsials OthOetrhienrfoinrmfoarmtioantion Year ended 31 March 2019 The disclosures below for the year ended 31 March 2019 are as previously disclosed in the 31 March 2019 Annual Report. For the year ended 31 March 2019, the Group recorded impairment charges of €2.9 billion, €0.3 billion, and €0.3 billion in respect of the Group’s investments in Spain, Romania and Vodafone Idea respectively. The impairment charges with respect to Spain and Romania relate solely to goodwill and the impairment charge with respect to Vodafone Idea relates to the joint venture’s carrying value. All impairment charges are recognised in the consolidated income statement within operating (loss)/profit. The recoverable amounts for Spain and Romania are €7.1 billion and €0.7 billion respectively and are based on value in use calculations. The recoverable amount for the Group’s stake in Vodafone Idea is €1.6 billion and is based on its fair value less costs of disposal. Following challenging current trading and economic conditions, management has reassessed the expected future business performance in Spain. Following this reassessment, projected cash flows are lower and this has led to an impairment charge with respect to the Group’s investment in Spain. The impairment charge with respect to the Group’s investment in Romania was driven by an increase in the yield on Romanian government bonds which increased the discount rate and management’s reassessment of the long-term growth rate applied beyond the five year business plan. Vodafone Idea Limited The Group’s investment in Vodafone Idea was tested for impairment at 31 March 2019 in accordance with applicable IFRS. Impairment testing was considered appropriate as a result of market conditions and declines in the quoted share price of the company during the period. The market environment in India remains highly challenging with significant pricing pressure, which has led to industry consolidation but a significantly lower level of profitability and greater pressure on financing. Management continues to consider it reasonable to assume an overall market and pricing recovery, however the timing and magnitude remains highly uncertain. Accordingly, there are a wide range of potential outcomes in deriving a current view of future business performance, cash flows and debt financing requirements for value in use purposes. Management has concluded that the fair value less costs of disposal based on an observable share price is the appropriate basis to determine the recoverable amount of the Group’s investment in Vodafone Idea for the purpose of impairment testing for the year ended 31 March 2019. Where the recoverable amount is less than the investment’s carrying amount, the carrying amount is reduced to the recoverable amount and an impairment is recognised. The investment in Vodafone Idea was also tested for impairment as at 30 September 2018. The share price of INR38.55 implied a recoverable amount of INR152 billion (€1.8 billion) which was lower than the carrying value of the investment at the same date. An impairment charge of €0.3 billion was recognised to reduce the carrying value of the joint venture in the Group’s consolidated statement of financial position. Following the formal announcement of the terms of Vodafone Idea’s rights issue on 20 March 2019, the Vodafone Idea share price went ‘ex-rights’ on 29 March 2019 and closed at INR18.25. Based on information available to management on 31 March 2019, the recoverable amount of the Group’s investment in Vodafone Idea was determined based on key assumptions relating to the number of new shares to which management intended to subscribe (8.8 billion) and the associated cost under the terms of the rights issue (INR12.5 per share). After taking into account these key assumptions and the quoted share price, the recoverable amount of the Group’s interest in Vodafone Idea was determined to be INR123 billion (€1.6 billion) as at 31 March 2019. Vodafone Idea’s share price is observable in a quoted market and is considered a level 1 input under the IFRS 13 fair value hierarchy. As management has also considered the observable and unquoted inputs related to the number and cost of the new shares to be issued under the rights issue, the recoverable amount quoted above is considered to be a level 2 valuation under the IFRS 13 fair value hierarchy. The recoverable amount is €0.2 billion higher than the carrying value of the investment as at 31 March 2019 and no further changes to the carrying value or impairment charge recognised in September 2018 are required. The carrying value of Vodafone Idea that has been tested for impairment is dependent on a wide range of assumptions, including the level of market pricing and the realisation of anticipated merger-related operating expenses and capital expenditure synergies. Should any of the assumptions not materialise, in whole or in part, these will impact the entity’s expected future cash flows and may result in a future impairment. The carrying value is also dependent on the ability of the entity to refinance its liabilities as they fall due. Should this not be achievable, this will impact the liquidity of Vodafone Idea and will result in a future impairment, in whole or in part, of the Group’s investment. Based solely on the closing share price of Vodafone Idea on 13 May 2019, the recoverable amount of the Group’s 45.2% interest would be €0.6 billion lower than the recoverable amount as at 31 March 2019. No adjustment has been made to the carrying value of the Vodafone Idea joint venture as this is considered a non-adjusting event. Value in use assumptions The table below shows key assumptions used in the value in use calculations. Assumptions used in value in use calculation Germany Italy Spain Romania % % % % Pre-tax adjusted discount rate 8.3 10.5 9.3 11.1 Long-term growth rate 0.5 1.0 0.5 1.0 Projected adjusted EBITDA1 2.9 (0.1) 9.2 3.8 Projected capital expenditure2 16.9–19.9 12.2–12.5 17.1–18.4 12.1–12.7 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. 116633 VoVdaofdoanfeonGeroGurpouPplcPlc AnAnunanluRaelpRoerpt onrtF2o0rm2020-F 2020

1 AAnnnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020 NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) Sensitivity analysis The estimated recoverable amount of the Group’s operations in Germany, Italy, Spain and Romania exceed their carrying values by €7.4 billion, €2.7 billion, €0.5 billion and €0.1 billion respectively. If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2019. Change required for carrying value to equal recoverable amount Germany Italy Spain Romania pps pps pps pps Pre-tax adjusted discount rate 2.1 2.5 0.5 1.2 Long-term growth rate (2.2) (2.9) (0.7) (1.5) Projected adjusted EBITDA1 (4.9) (4.6) (1.3) (2.0) Projected capital expenditure2 15.4 11.2 2.7 3.3 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. Management considered the following reasonably possible changes in the key adjusted EBITDA1 assumption while leaving all other assumptions unchanged. The associated impact on the impairment assessment is presented in the table below. Management believes that no reasonably possible or foreseeable change in any of the other assumptions included in the table above would cause the carrying value of any cash-generating unit to materially exceed its recoverable amount. Recoverable amount less carrying value Decrease by 2pps Base case Increase by 2pps €bn €bn €bn Germany 4.2 7.4 10.8 Italy 1.5 2.7 4.1 Spain (0.3) 0.5 1.4 Romania – 0.1 0.2 Note: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. The carrying values for Vodafone UK, Portugal and Ireland include goodwill arising from their acquisition by the Group and/or the purchase of operating licences or spectrum rights. While the recoverable amounts for these operating companies are not materially greater than their carrying value, each has a lower risk of giving rise to impairment that would be material to the Group given their relative size or the composition of their carrying value. The changes in the following table to assumptions used in the impairment review would have, in isolation, led to an impairment loss being recognised in the year ended 31 March 2019. Change required for carrying value to equal recoverable amount UK Ireland Portugal pps pps pps Pre-tax risk adjusted discount rate 0.7 1.2 0.7 Long-term growth rate (0.9) (1.4) (0.7) Projected adjusted EBITDA1 (1.9) (2.7) (1.4) Projected capital expenditure2 3.3 8.4 3.4 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. VodafoneZiggo Following the merger, the recoverable amount for VodafoneZiggo is not materially greater than its carrying value. If adverse impacts of economic, competitive, regulatory or other factors were to cause significant deterioration in the operations of VodafoneZiggo and the entity’s expected future cash flows, this may lead to an impairment loss being recognised. 4. Impairment losses (continued) 16644 VVooddaaffoonneeGGrroouuppPPllcc

OveOrvveiervwiew Strategic Report Strategic Report GovGeorvnearnncaence FinFainncainaclsials OthOetrhienrfoinrmfoarmtioantion Year ended 31 March 2018 The disclosures below for the year ended 31 March 2018 are as previously published in the 31 March 2019 Annual Report. Value in use assumptions The table below shows key assumptions used in the value in use calculations. Assumptions used in value in use calculation Germany Spain Italy Romania % % % % Pre-tax adjusted discount rate 8.3 9.7 10.4 9.8 Long-term growth rate 0.5 1.5 1.0 1.5 Projected adjusted EBITDA1 3.7 5.9 (2.6) 2.6 Projected capital expenditure2 16.6–18.8 16.8–17.4 12.1–13.3 11.9–14.6 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. Sensitivity analysis Other than as disclosed below, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of any cash-generating unit to materially exceed its recoverable amount. The estimated recoverable amount of the Group’s operations in Germany, Spain and Romania exceed their carrying values by €7.7 billion, €0.3 billion and €nil respectively. The changes in the following table to assumptions used in the impairment review would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2018. Change required for carrying value to equal recoverable amount Germany Spain Romania pps pps pps Pre-tax risk adjusted discount rate 2.0 0.2 0.1 Long-term growth rate (2.3) (0.2) (0.1) Projected adjusted EBITDA1 (3.3) (0.3) (0.1) Projected capital expenditure2 16.3 1.4 0.4 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. The carrying values for Vodafone UK, Portugal, Ireland and Czech Republic include goodwill arising from their acquisition by the Group and/or the purchase of operating licences or spectrum rights. While the recoverable amounts for these operating companies are not materially greater than their carrying value, each has a lower risk of giving rise to impairment that would be material to the Group given their relative size or the composition of their carrying value. The changes in the following table to assumptions used in the impairment review would have, in isolation, led to an impairment loss being recognised in the year ended 31 March 2018. Change required for carrying value to equal recoverable amount UK Ireland Portugal Czech Republic pps pps pps pps Pre-tax adjusted discount rate 0.5 0.6 1.0 3.1 Long-term growth rate (0.6) (0.7) (1.1) (4.0) Projected adjusted EBITDA1 (0.8) (1.0) (1.5) (4.0) Projected capital expenditure2 3.2 4.2 6.4 16.9 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. 116655 VoVdaofdoanfeonGeroGurpouPplcPlc AnAnunanluRaelpRoerpt onrtF2o0rm2020-F 2020

166 Vodaffone GrroouuppPPllcc NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) Investment income comprises interest received from short-term investments and other receivables. Financing costs mainly arise from interest due on bonds and commercial paper issued, bank loans and the results of hedging transactions used to manage foreign exchange and interest rate movements. 2020 €m 2019 €m 2018 €m Notes: 1 Includes €269 million (2019: €305 million; 2018: €187 million) of interest on foreign exchange derivatives. 2 Includes mark to market loss on the options relating to the mandatory convertible bonds driven by the lower share price and mark to market losses on certain economic hedging instruments driven by lower long-term yields. Investment income: Amortised cost 157 286339 Fair value through profit and loss 91 14724 Foreign exchange – –322 248 433685 Financing costs: Items in hedge relationships: Other loans – 1774 Interest rate and cross-currency interest rate swaps (583) (414) (128) Fair value hedging instrument (14) (8) 48 Fair value of hedged item 6 10(36) Other financial liabilities held at amortised cost: Bank loans and overdrafts 586 336317 Bonds and other liabilities1 1,850 1,567 885 Interest charge/(credit) on settlement of tax issues 40 (1) (11) Fair value through profit and loss: Derivatives – options, forward starting swaps and futures2 1,129 391(75) Foreign exchange 205 190– Interest on lease liabilities 330 – – 2,0881,074 3,549 Net financing costs 3,301 1,655389 5. Investment income and financing costs 166 AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020

Overview Ov Strategic Report erview Annual Report on Form 20-F 2020 Strategic Report Governance Governance Financials Financials Other information Other information This note explains how our Group tax charge arises. The deferred tax section of the note also provides information on our expected future tax charges and sets out the tax assets held across the Group together with our view on whether or not we expect to be able to make use of these in the future. Accounting policies Income tax expense represents the sum of the current and deferred taxes. Current tax payable or recoverable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because some items of income or expense are taxable or deductible in different years or may never be taxable or deductible. The Group’s liability for current tax is calculated using tax rates and laws that have been enacted or substantively enacted by the reporting period date. The Group recognises provisions for uncertain tax positions when the Group has a present obligation as a result of a past event and management judge that it is probable that there will be a future outflow of economic benefits from the Group to settle the obligation. Uncertain tax positions are assessed and measured on an issue by issue basis within the jurisdictions that we operate either using management’s estimate of the most likely outcome where the issues are binary, or the expected value approach where the issues have a range of possible outcomes. The Group recognises interest on late paid taxes as part of financing costs, and any penalties, if applicable, as part of the income tax expense. Deferred tax is the tax expected to be payable or recoverable in the future arising from temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. It is accounted for using the statement of financial position liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that temporary differences or taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred tax liabilities are not recognised to the extent they arise from the initial recognition of non-tax deductible goodwill. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint arrangements, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The carrying amount of deferred tax assets is reviewed at each reporting period date and adjusted to reflect changes in the Group’s assessment that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised, based on tax rates that have been enacted or substantively enacted by the reporting period date. Tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they either relate to income taxes levied by the same taxation authority on either the same taxable entity or on different taxable entities which intend to settle the current tax assets and liabilities on a net basis. Tax is charged or credited to the income statement, except when it relates to items charged or credited to other comprehensive income or directly to equity, in which case the tax is recognised in other comprehensive income or in equity. 2020 €m 2019 €m 2018 €m Income tax expense UK operating profits are more than offset by statutory allowances for capital investment in the UK network and systems plus ongoing interest costs including those arising from the €10.7 billion of spectrum payments to the UK government in 2000, 2013 and 2018. United Kingdom corporation tax expense/(credit): Current year 42 2170 Adjustments in respect of prior years (6) (9) (5) 36 1265 Overseas current tax expense/(credit): Current year 900 1,098 1,055 Adjustments in respect of prior years 80 (48) (102) 980 1,050953 Total current tax expense 1,016 1,0621,018 Deferred tax on origination and reversal of temporary differences: United Kingdom deferred tax (318) (232) 39 Overseas deferred tax 552 666(1,936) Total deferred tax expense/(credit) 234 434(1,897) Total income tax expense/(credit) 1,250 1,496(879) 6. Taxation 116677 Vodafone Group Plc Vodafone Group Plc Annual Report 2020

AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020 NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) Tax on discontinued operations 2020 €m 2019 €m 2018 €m Note: 1 2018 includes a €925 million credit relating to the impairment of Vodafone India. Tax charged/(credited) directly to other comprehensive income 2020 €m 2019 €m 2018 €m Tax charged/(credited) directly to equity 2020 €m 2019 €m 2018 €m Factors affecting the tax expense for the year The table below explains the differences between the expected tax expense, being the aggregate of the Group’s geographical split of profits multiplied by the relevant local tax rates and the Group’s total tax expense for each year. 2020 €m 2019 €m 2018 €m Notes: 1 See note below regarding deferred tax asset recognition in Luxembourg and Spain on pages 170 and 171. 2 2018 includes the impact of closing tax audits across the Group during the year, including in Germany and Romania. 3 2020 includes the impact of a lower corporate tax rate in Luxembourg and the impact of the retention of the 19% corporate tax rate in the UK Continuing profit/(loss) before tax as shown in the consolidated income statement 795 (2,613)3,878 Aggregated expected income tax expense/(credit) 226 (457) 985 Impairment losses with no tax effect 332 807– Disposal of Group investments (1,113) –55 Effect of taxation of associates and joint ventures, reported within profit before tax 728 26290 (Recognition)/derecognition of deferred tax assets for losses in Luxembourg and Spain1 – 1,186 (1,583) Deferred tax following revaluation of investments in Luxembourg1 (348) (488) (330) Previously unrecognised temporary differences we expect to use in the future (14) –– Previously unrecognised temporary differences utilised in the year – –(29) Current year temporary differences (including losses) that we currently do not expect to use 352 7820 Adjustments in respect of prior year tax liabilities2 (86) (94) (244) Impact of tax credits and irrecoverable taxes 52 7993 Deferred tax on overseas earnings 3 (39) 24 Effect of current year changes in statutory tax rates on deferred tax balances3 757 (2) (44) Financing costs not deductible for tax purposes 174 6723 Expenses not deductible (income not taxable) for tax purposes 187 9761 Income tax expense/(credit) 1,250 1,496(879) Deferred tax – 49 Total tax charged/(credited) directly to equity – 49 Current tax (26) 322 Deferred tax 830 5670 Total tax charged/(credited) directly to other comprehensive income 804 5992 Tax credit on profit from ordinary activities of discontinued operations1 – (56)(617) 6. Taxation (continued) 1688 Vodaffone GrroouuppPPllcc

Overview Strategic Report Overview StraGtoevgeicrnRaenpcoert GovFeinrnanancicaels FinOanthciearlisnformation Other information Deferred tax Analysis of movements in the net deferred tax balance during the year: €m Deferred tax assets and liabilities, before offset of balances within countries, are as follows: Amount credited/ (expensed) in income statement €m Net recognised deferred tax (liability)/ asset €m Gross deferred tax asset €m Gross deferred tax liability €m Less amounts unrecognised €m Analysed in the balance sheet, after offset of balances within countries, as: €m At 31 March 2019, deferred tax assets and liabilities, before offset of balances within countries, were as follows: Amount credited/ (expensed) in income statement Net recognised deferred tax (liability)/ asset Gross deferred tax asset Gross deferred tax liability Less amounts unrecognised €m €m €m €m €m Accelerated tax depreciation 350 1,495 (1,202) 8 301 Intangible assets 38 406 (754) 15 (333) Tax losses (814) 32,397 – (8,175) 24,222 Treasury related items (23) 165 (67) (160) (62) Deferred tax on overseas earnings 104 – – – – Temporary differences relating to revenue recognition 62 – (766) – (766) Other temporary differences (151) 1,225 (237) (75) 913 31 March 20191 (434) 35,688 (3,026) (8,387) 24,275 At 31 March 2019, analysed in the balance sheet, after offset of balances within countries, as: €m Deferred tax asset 24,753 Deferred tax liability (478) 31 March 20191 24,275 Note: 1 The Group does not discount its deferred tax assets. This is in accordance with the requirements on IAS 12. Deferred tax asset 23,606 Deferred tax liability (2,043) 31 March 20201 21,563 Accelerated tax depreciation 9641,581 (1,807)13(213) Intangible assets (719) 381(1,948)14(1,553) Tax losses (926) 32,121 –(8,725)23,396 Treasury related items 144530(770) (301) (541) Temporary differences relating to revenue recognition 1873(559) –(556) Temporary differences relating to leases 205261(41) –220 Other temporary differences (89)1,183 (302) (71)810 31 March 20201 (234)36,060(5,427)(9,070)21,563 1 April 2019 24,275 Exchange and other movements 17 Charged to the income statement (continuing operations) (234) Charged directly to OCI (830) Charged directly to equity – Reclassification 61 Arising on acquisitions and disposals (1,726) 31 March 20201 21,563 169 169 Vodafone Group Plc Annual Report 2020 Vodafone Group Plc Annual Report on Form 20-F 2020

AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020 NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) Factors affecting the tax charge in future years The Group’s future tax charge, and effective tax rate, could be affected by several factors including: tax reform in countries around the world, including any arising from the OECD’s or European Commission’s work on the taxation of the digital economy and European Commission initiatives such as the proposed tax and financial reporting directive or as a consequence of state aid investigations, future corporate acquisitions and disposals, any restructuring of our businesses and the resolution of open tax issues (see below). On 25 April 2019, the European Commission published its full decision in relation to its investigation into the ‘group financing exemption’ (GFE) in the UK’s controlled foreign company rules and whether the GFE constituted unlawful State Aid. They concluded the GFE does not constitute unlawful state aid when the managing of the financing activities is outside the UK. As the Group’s Luxembourg financing activities are properly established and operate in accordance with EU and local law as well as the OECD’s transfer pricing guidelines, we do not anticipate any significant impact as a result of the Commissions findings. We do not anticipate any significant impact on our future tax charge, liabilities or assets, as a result of the UK leaving the European Union on 31 January 2020 but cannot rule out the possibility that a failure to reach satisfactory arrangements for the UK’s future relationship with the European Union at the end of the transition period on 31 December 2020, could have an impact on such matters. We continue to monitor developments in this area. The Group is routinely subject to audit by tax authorities in the territories in which it operates. The Group considers each issue on its merits and, where appropriate, holds provisions in respect of the potential tax liability that may arise. As at 31 March 2020, the Group holds provisions for such potential liabilities of €638 million (2019: €460 million). These provisions relate to multiple issues, across the jurisdictions in which the Group operates. As the tax impact of a transaction can be uncertain until a conclusion is reached with the relevant tax authority or through a legal process, the amount ultimately paid may differ materially from the amount accrued and could therefore affect the Group's overall profitability and cash flows in future periods. See note 29 "Contingent liabilities and legal proceedings" to the consolidated financial statements. At 31 March 2020, the gross amount and expiry dates of losses available for carry forward are as follows: Expiring within 5 years €m Expiring beyond 6 years €m Unlimited €m Total €m At 31 March 2019, the gross amount and expiry dates of losses available for carry forward were as follows: Expiring within 5 years Expiring beyond 6 years Unlimited Total €m €m €m €m Losses for which a deferred tax asset is recognised 207 37 99,967 100,211 Losses for which no deferred tax is recognised 632 7,063 22,659 30,354 839 7,100 122,626 130,565 Deferred tax assets on losses in Luxembourg Included in the table above are losses of €82,372 million (2019: €82,372 million) that have arisen in Luxembourg companies, principally as a result of revaluations of those companies’ investments for local GAAP purposes. A deferred tax asset of €20,544 million (2019: €21,425 million) has been recognised in respect of these losses, as we conclude it is probable that the Luxembourg entities will continue to generate taxable profits in the future against which we can utilise these losses. The Luxembourg companies’ income is derived from the Group’s internal financing and procurement and roaming activities. The Group has reviewed the latest forecasts for the Luxembourg companies, including their ability to continue to generate income beyond the forecast period under the tax laws substantively enacted at the balance sheet date. The assessment also considered whether the structure of the Group would continue to allow the generation of taxable income. Based on this, Group’s management concludes that it is probable that the Luxembourg companies will continue to generate taxable income in the future. Any future changes in tax law or the structure of the Group could have a significant effect on the use of losses, including the period over which the losses can be utilised. Based on the current forecasts the losses will be fully utilised over the next 40 to 45 years. A 5%-10% change in the forecast income in Luxembourg would change the period over which the losses will be fully utilised by 2 to 5 years. The shorter recovery period in the current year is primarily driven by the consequences of the acquisition of Unity Media in Germany and the UPC entities in Central Europe. The Group’s effective tax rate reconciliation includes €348 million (2019: €488 million) as a result of the revaluation of investments based upon the local GAAP financial statements and tax returns at 31 March 2020. These revaluations of investments for local GAAP purposes, which are based on the Group’s value in use calculations, can give rise to impairments or the reversal of previous impairments. The reversal of impairments can result in a significant change to our deferred tax assets and the period over which these assets can be utilised. Impairments have a narrower impact as losses incurred in the year expire after 17 years and are used after any pre-existing losses. Losses for which a deferred tax asset is recognised 53114399,828 100,502 Losses for which no deferred tax is recognised 7599,404 22,772 32,935 1,2909,547122,600133,437 6. Taxation (continued) 1700 Vodaffone GrroouuppPPllcc

OveOrvveiervwiew StraSteragtiecgRicepRoerptort GovGeorvnearnncaence FinFainncainaclsials OthOetrhienrfoinrmfoarmtioantion In addition to the above, €9,242 million (2019: €7,063 million) of the Group’s Luxembourg losses expire after 14 to 17 years and no deferred tax asset is recognised as they will expire before we can use these losses. The remaining losses do not expire. We also have €9,136 million (2019: €9,132 million) of Luxembourg losses in a former Cable & Wireless Worldwide Group company, for which no deferred tax asset has been recognised as it is uncertain whether these losses will be utilised. Deferred tax assets on losses in Germany The Group has tax losses of €17,160 million (2019: €17,417 million) in Germany arising on the write down of investments in Germany in 2000. The losses are available to use against both German federal and trade tax liabilities and they do not expire. A deferred tax asset of €2,662 million (2019: €2,701 million) has been recognised in respect of these losses as we conclude it is probable that the German business will continue to generate taxable profits in the future against which we can utilise these losses. The Group has reviewed the latest forecasts for the German business which incorporate the unsystematic risks of operating in the telecommunications business. In the period beyond the 5 year forecast we have reviewed the profits inherent in the terminal period and based on these and our expectations for the German business we believe it is probable the German losses will be fully utilised. Based on the current forecasts the losses will be fully utilised over the next 9 to 14 years. A 5%-10% change in the forecast profits of the German business would alter the utilisation period by 1 to 2 years. Deferred tax assets on losses in Spain The Group has tax losses of €4,281 million (2019: €3,821 million) in Spain which are available to offset against the future profits of the Grupo Corporativo ONO business. The losses do not expire and no deferred tax asset is recognised for these losses due to the trading environment in Spain. Other tax losses The Group has losses amounting to €7,500 million (2019: €7,678 million) in respect of UK subsidiaries which are only available for offset against future capital gains and since it is uncertain whether these losses will be utilised, no deferred tax asset has been recognised, in line with the prior year. The remaining losses relate to a number of other jurisdictions across the Group. There are also €1,514 million (2019: €798 million) of unrecognised temporary differences relating to treasury items and other items. No deferred tax liability has been recognised in respect of a further €7,130 million (2019: €10,425 million) of unremitted earnings of subsidiaries, associates and joint ventures because the Group is in a position to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future. It is not practicable to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings. 117711 VoVdaofdoanfeonGeroGurpouPplcPlc AnAnunanluRaelpRoerpt onrtF2o0rm2020-F 2020

172 Vodaffone GrroouuppPPllcc NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) In the prior financial year, following the agreement to combine our Indian operations with Idea Cellular into a jointly controlled company, in accordance with IFRS accounting standards, the results of Vodafone India were included in discontinued operations until the transaction completed on 31 August 2018. The Group classifies non-current assets and assets and liabilities within disposal groups (‘assets’) as held for sale if the assets are available immediately for sale in their present condition, management is committed to a plan to sell the assets under usual terms, it is highly probable that their carrying amounts will be recovered principally through a sale transaction rather than through continuing use and the sale is expected to be completed within one year from the date of the initial classification. Assets and liabilities classified as held for sale are presented separately as current items in the consolidated statement of financial position and are measured at the lower of their carrying amount and fair value less costs to sell. Property, plant and equipment and intangible assets are not depreciated or amortised once classified as held for sale. Where operations constitute a separately reportable segment (see note 2 “Revenue disaggregation and segmental analysis”) and have been disposed of, or are classified as held for sale, the Group classifies such operations as discontinued. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the Group consolidated income statement. Discontinued operations are also excluded from segment reporting. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise. Discontinued operations On 20 March 2017, Vodafone announced the agreement to combine its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers), with Idea Cellular in India. Consequently, Vodafone India has been accounted for as a discontinued operation for all periods up to 31 August 2018, the date the transaction completed, the results of which are detailed below. Income statement and segment analysis of discontinued operations Five months ended 31 August 2018 €m Year ended 31 March 2020 €m Year ended 31 March 2018 €m Loss per share from discontinued operations 2020 eurocents 2019 eurocents 2018 eurocents Total comprehensive expense for the financial year from discontinued operations 2020 €m 2019 €m 2018 €m Note: 1 Includes the profit on disposal of Vodafone India’s standalone towers business to ATC Telecom. Attributable to owners of the parent – (3,535)(1,969) – Basic – (12.80)c (7.09)c – Diluted – (12.80)c (7.06)c Revenue – 1,5614,648 Cost of sales – (1,185)(2,995) Gross profit – 3761,653 Selling and distribution expenses – (92) (237) Administrative expenses – (134) (533) Other income and expense1 – –416 Operating profit – 1501,299 Financing costs – (321) (715) (Loss)/profit before taxation – (171)584 Income tax credit/(charge) – 56(308) (Loss)/profit after tax of discontinued operations – (115)276 Pre-tax loss on the re-measurement of disposal group – –(3,170) Income tax credit – –925 After tax loss on the re-measurement of disposal group – –(2,245) Loss on sale of disposal group – (3,420)– Loss for the financial year from discontinued operations – (3,535)(1,969) 7. Discontinued operations and assets and liabilities held for sale 172 AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020 2020

OveOrvveiervwiew StraSteragtiecgRicepRoerptort GovGeorvnearnncaence FinFainncainaclsials OthOetrhienrfoinrmfoarmtioantion For the five months ended 31 August 2018, the Group recorded a loss on disposal of Vodafone India of €3,420 million as set out in note 27 “Acquisitions and disposals”. This loss is presented within discontinued operations. For the year ended 31 March 2018, the Group recorded a non-cash charge of €3,170 million (€2,245 million net of tax), included in discontinued operations, as a result of the re-measurement of Vodafone India’s fair value less costs of disposal. Fair value of the Group’s equity interest at 31 March 2018 was assessed to be INR 223 billion (2017: INR 370 billion), equivalent to €2.8 billion (2017: €5.3 billion) at the foreign exchange rates prevailing at those dates. The fair value of Vodafone India at 31 March 2018 was assessed to be primarily determinable by reference to the Idea Cellular Limited quoted share price as at 31 March 2018 of INR 75.9 per share. This technique was considered to result in a level 2 valuation as per IFRS 13, as while the quoted share price for Idea Cellular Limited was observable, further adjustments, such as an assumption regarding the disposal of Vodafone India with a certain level of debt, were required to estimate fair value less costs of disposal. Assets and liabilities held for sale Assets and liabilities held for sale at 31 March 2020 comprise: - A 24.95% interest in Vodafone Hutchison Australia; and - The Group’s 55% interest in Vodafone Egypt following the announcement on 29 January 2020 that the Group has signed a memorandum of understanding with Saudi Telecom Company for the sale of Vodafone Egypt. Assets and liabilities held for sale at 31 March 2019 comprise a 24.95% interest in Vodafone Hutchison Australia and a 12.6% interest in Indus Towers. The held for sale classification for 12.6% of Indus Towers was reversed during the year ended 31 March 2020 due to events that occurred during the year. The stake is now equity accounted with the remainder of the Group’s interest in Indus Towers (see note 28). The relevant assets and liabilities are detailed in the table below. Assets and liabilities held for sale 2020 €m 2019 €m Non-current assets Goodwill 107 – Other intangible assets 379 – Property, plant and equipment 916 – Investments in associates and joint ventures (412) (231) Trade and other receivables 15 – 1,005 (231) Current assets Inventory 13 – Taxation recoverable 3 – Trade and other receivables 313 – Cash and cash equivalents 273 – 602 – Total assets held for sale 1,607 (231) Non-current liabilities Long-term borrowings 57 – Deferred tax liabilities 60 – Provisions 5 – – 122 Current liabilities Short-term borrowings 150 – Taxation liabilities 116 – Provisions 29 – Trade and other payables 634 – 929 – Total liabilities held for sale 1,051 – 117733 VoVdaofdoanfeonGeroGurpouPplcPlc AnAnunanluRaelpRoerpt onrtF2o0rm2020-F 2020

174 Vodaffone GrroouuppPPllcc NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) Basic earnings per share is the amount of profit generated for the financial year attributable to equity shareholders divided by the weighted average number of shares in issue during the year. 2020 Millions 2019 Millions 2018 Millions 2020 €m 2019 €m 2018 €m eurocents eurocents eurocents eurocents eurocents eurocents Dividends are one type of shareholder return, historically paid to our shareholders in February and August. 2020 €m 2019 €m 2018 €m Declared during the financial year: Final dividend for the year ended 31 March 2019: 4.16 eurocents per share (2018: 10.23 eurocents per share, 2017: 10.03 eurocents per share) 1,112 2,729 2,670 Interim dividend for the year ended 31 March 2020: 4.50 eurocents per share (2019: 4.84 eurocents per share, 2018: 4.84 eurocents per share) 1,205 1,293 1,291 2,317 4,0223,961 Proposed after the end of the year and not recognised as a liability: Final dividend for the year ended 31 March 2020: 4.50 eurocents per share (2019: 4.16 eurocents per share, 2018: 10.23 eurocents per share) 1,205 1,1122,729 9. Equity dividends Diluted (loss)/earnings per share from continuing operations (3.13)c (16.25)c 15.82c Diluted loss per share from discontinued operations – (12.80)c (7.06)c Diluted (loss)/earnings per share (3.13)c (29.05)c 8.76c Basic (loss)/earnings per share from continuing operations (3.13)c (16.25)c 15.87c (Loss) per share from discontinued operations – (12.80)c (7.09)c Basic (loss)/earnings per share (3.13)c (29.05)c 8.78c (Loss)/earnings for earnings per share from continuing operations (920) (4,485)4,408 (Loss) for earnings per share from discontinued operations – (3,535)(1,969) (Loss)/earnings for basic and diluted earnings per share (920) (8,020)2,439 Weighted average number of shares for basic earnings per share 29,422 27,607 27,770 Effect of dilutive potential shares: restricted shares and share options – –87 Weighted average number of shares for diluted earnings per share 29,422 27,60727,857 8. Earnings per share 174 AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020

Overview Ov Strategic Report erview Annual Report on Form 20-F 2020 Strategic Report Governance Governance Financials Financials Other information Other information The statement of financial position contains significant intangible assets, mainly in relation to goodwill and licences and spectrum. Goodwill, which arises when we acquire a business and pay a higher amount than the fair value of its net assets primarily due to the synergies we expect to create, is not amortised but is subject to annual impairment reviews. Licences and spectrum are amortised over the life of the licence. For further details see “Critical accounting judgements and key sources of estimation uncertainty” in note 1 to the consolidated financial statements. Accounting policies Identifiable intangible assets are recognised when the Group controls the asset, it is probable that future economic benefits attributed to the asset will flow to the Group and the cost of the asset can be reliably measured. Identifiable intangible assets are recognised at fair value when the Group completes a business combination. The determination of the fair values of the separately identified intangibles, is based, to a considerable extent, on management’s judgement. Goodwill Goodwill arising on the acquisition of an entity represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is not subject to amortisation but is tested for impairment annually or whenever there is evidence that it may be required. Goodwill is denominated in the currency of the acquired entity and revalued to the closing exchange rate at each reporting period date. Negative goodwill arising on an acquisition is recognised directly in the income statement. On disposal of a subsidiary or a joint arrangement, the attributable amount of goodwill is included in the determination of the profit or loss recognised in the income statement on disposal. Finite lived intangible assets Intangible assets with finite lives are stated at acquisition or development cost, less accumulated amortisation. The amortisation period and method is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. Licence and spectrum fees Amortisation periods for licence and spectrum fees are determined primarily by reference to the unexpired licence period, the conditions for licence renewal and whether licences are dependent on specific technologies. Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives from the commencement of related network services. Computer software Computer software comprises software purchased from third parties as well as the cost of internally developed software. Computer software licences are capitalised on the basis of the costs incurred to acquire and bring into use the specific software. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and are probable of producing future economic benefits, are recognised as intangible assets. Direct costs of software development include employee costs and directly attributable overheads. Software integral to an item of hardware equipment is classified as property, plant and equipment. Costs associated with maintaining software programs are recognised as an expense when they are incurred. Amortisation is charged to the income statement on a straight-line basis over the estimated useful life from the date the software is available for use. Other intangible assets Other intangible assets, including brands and customer bases, are recorded at fair value at the date of acquisition. Amortisation is charged to the income statement, over the estimated useful lives of intangible assets from the date they are available for use, on a straight-line basis. The amortisation basis adopted for each class of intangible asset reflects the Group’s consumption of the economic benefit from that asset. From 1 April 2019, the Group revised the method of allocating the amortisation of acquired customer base intangibles over their useful economic lives from a sum of digits calculation to a straight-line basis. Customer base assets at 1 April 2019 related to acquired joint ventures; the revision to the allocation methodology resulted in a €152 million reduction in losses recorded in the Group’s share of results of equity accounted associates and joint ventures for the year ended 31 March 2020. Estimated useful lives The estimated useful lives of finite lived intangible assets are as follows: – Licence and spectrum fees 3 - 25 years – Computer software 3 - 5 years – Brands 1 - 10 years – Customer bases 2 - 18 years 10. Intangible assets 117755 Vodafone Group Plc Vodafone Group Plc Annual Report 2020

AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020 NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) Licence and spectrum fees Computer software Goodwill Other Total €m €m €m €m €m Cost: 1 April 2018 89,913 28,797 17,413 7,345 143,468 Exchange movements (427) (193) (93) (173) (886) Arising on acquisition 77 – 10 8 95 Additions – 3,009 2,232 7 5,248 Disposals – (7) (2,348) – (2,355) Other – – (5) – (5) 31 March 2019 89,563 31,606 17,209 7,187 145,565 Accumulated impairment losses and amortisation: 1 April 2018 63,179 17,377 12,541 7,114 100,211 Exchange movements (239) (59) (70) (163) (531) Impairments 3,270 – – – 3,270 Amortisation charge for the year – 1,693 2,085 163 3,941 Disposals – (7) (2,332) – (2,339) Other – – 8 – 8 31 March 2019 66,210 19,004 12,232 7,114 104,560 Net book value: 31 March 2019 23,353 12,602 4,977 73 41,005 For licences and spectrum and other intangible assets, amortisation is included within the cost of sales line within the consolidated income statement. The net book value and expiry dates of the most significant licences are as follows: 2020 €m 2019 €m Expiry dates The remaining amortisation period for each of the licences in the table above corresponds to the expiry date of the respective licence. A summary of the Group’s most significant spectrum licences can be found on pages 262 and 263. Germany 2020/2025/2033/2040 4,208 3,346 Italy 2021/2029/2037 3,683 3,922 UK 2022/2023/2033/2038 1,801 2,320 31 March 2020 31,27112,0074,9745,27153,523 Exchange movements (103) (338) (119) (265) (825) Impairments 1,685 –––1,685 Disposal of subsidiaries –(69) (305) (76) (450) Amortisation charge for the year –1,833 2,203 4234,459 Disposals –(70) (2,353)(48) (2,471) Transfer to assets held for resale –(355) (127) (8)(490) Other ––79–79 31 March 2020 67,79220,00511,6107,140106,547 Exchange movements (563) (479) (196) (310) (1,548) Arising on acquisition 11,752 –1845,656 17,592 Disposal of subsidiaries (1,582)(129) (409) (76)(2,196) Additions –1,776 2,278 74,061 Disposals –(83) (2,383)(47) (2,513) Transfer to assets held for resale (107) (679) (184) (6)(976) Other ––85–85 31 March 2020 99,06332,01216,58412,411160,070 10. Intangible assets (continued) 1766 Vodaffone GrroouuppPPllcc

OveOrvveiervwiew Annual Report on Form 20-F 2020 StraSteragtiecgRicepRoerptort GovGeorvnearnncaence FinFainncainaclsials OthOetrhienrfoinrmfoarmtioantion The Group makes significant investments in network equipment and infrastructure – the base stations and technology required to operate our networks – that form the majority of our tangible assets. All assets are depreciated over their useful economic lives. For further details on the estimation of useful economic lives, see “Critical accounting judgements and key sources of estimation uncertainty” in note 1 to the consolidated financial statements. Accounting policies Land and buildings held for use are stated in the statement of financial position at their cost, less any subsequent accumulated depreciation and any accumulated impairment losses. Amounts for equipment, fixtures and fittings, which includes network infrastructure assets are stated at cost less accumulated depreciation and any accumulated impairment losses. Assets in the course of construction are carried at cost, less any recognised impairment losses. Depreciation of these assets commences when the assets are ready for their intended use. The cost of property, plant and equipment includes directly attributable incremental costs incurred in their acquisition and installation. Depreciation is charged so as to write off the cost of assets, other than land, using the straight-line method, over their estimated useful lives, as follows: Lan d an d b uildin gs – Freehold buildings 25 - 50 years – Leasehold premises the term of the lease E q uipmen t , fixt ures an d fitt ings – Network infrastructure and other 1 - 35 years Depreciation is not provided on freehold land. Right-of-use assets arising from the Group’s lease arrangements are depreciated over their reasonably certain lease term, as determined under the Group’s leases policy (see note 20 “Leases” and “Critical accounting judgements and key sources of estimation uncertainty” in note 1 for details). The gain or loss arising on the disposal, retirement or granting of a finance lease on an item of property, plant and equipment is determined as the difference between any proceeds from sale or receivables arising on a lease and the carrying amount of the asset and is recognised in the income statement. 11. Property, plant and equipment 117777 VoVdaofdoanfeonGeroGurpouPplcPlc Annual Report 2020

AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020 NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) Equipment, fixtures and fittings Land and buildings Total €m €m €m Cost: 1 April 2018 2,225 68,532 70,757 Exchange movements (11) (340) (351) Arising on acquisition – 58 58 Additions 66 4,925 4,991 Disposals (28) (1,966) (1,994) Other 15 173 188 31 March 2019 2,267 71,382 73,649 Transfers to right-of-use assets1 (10) (1,122) (1,132) 1 April 2019 2,257 70,260 72,517 Accumulated depreciation and impairment: 1 April 2018 1,165 41,267 42,432 Exchange movements – (126) (126) Charge for the year 113 5,741 5,854 Disposals (28) (1,899) (1,927) Other 3 (19) (16) 31 March 2019 1,253 44,964 46,217 Transfers to right-of-use assets1 (9) (361) (370) 1 April 2019 1,244 44,603 45,847 Net book value: 31 March 2019 1,014 26,418 27,432 Transfers to right-of-use assets1 (1) (761) (762) 1 April 2019 1,013 25,657 26,670 Note: 1 Property, plant and equipment held under finance leases under IAS 17 have been reclassified to right-of-use assets following the adoption of IFRS 16 on 1 April 2019. Included in the net book value of land and buildings and equipment, fixtures and fittings are assets in the course of construction, which are not depreciated, with a cost of €34 million and €1,914 million respectively (2019: €23 million and €1,344 million). Also included in the book value of equipment, fixtures and fittings are assets leased out by the Group under operating leases, with a cost of €2,966 million, accumulated depreciation of €1,678 million and net book value of €1,288 million. Right-of-use assets arising from the Group’s lease arrangements are recorded within property, plant and equipment: 2020 €m 2019 €m Note: 1 Additions of €4,593 million and a depreciation charge of €3,720 million were recorded in respect of right-of-use assets during the year to 31 March 2020. Property, plant and equipment (owned assets) 27,509 27,432 Right-of-use assets1 11,688 – 31 March 2020 39,197 27,432 31 March 2020 95526,55427,509 Exchange movements (21)(498) (519) Charge for the year 1095,886 5,995 Disposals (42) (3,145)(3,187) Disposals of subsidiaries (17) (2,017)(2,034) Transfer to assets held for resale (23) (1,465)(1,488) Other (4) 104100 31 March 2020 1,24643,46844,714 Exchange movements (58) (1,000)(1,058) Arising on acquisition 493,6423,691 Additions 765,161 5,237 Disposals (51) (3,218)(3,269) Disposals of subsidiaries (22) (2,851)(2,873) Transfer to assets held for resale (60) (2,283)(2,343) Other 10311321 31 March 2020 2,20170,02272,223 11. Property, plant and equipment (continued) 1788 Vodaffone GrroouuppPPllcc

OveOrvveiervwiew Annual Report on Form 20-F 2020 StraSteragtiecgRicepRoerptort GovGeorvnearnncaence FinFainncainaclsials OthOetrhienrfoinrmfoarmtioantion The Group holds interests in an associate in Kenya, where we have significant influence, as well as in a number of joint arrangements in the UK, Italy, the Netherlands, India and Australia, where we share control with one or more third parties. For further details see “Critical accounting judgements and key sources of estimation uncertainty” in note 1 to the consolidated financial statements. Accounting policies Interests in joint arrangements A joint arrangement is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control; that is, when the relevant activities that significantly affect the investee’s returns require the unanimous consent of the parties sharing control. Joint arrangements are either joint operations or joint ventures. Gains or losses resulting from the contribution or sale of a subsidiary as part of the formation of a joint arrangement are recognised in respect of the Group’s entire equity holding in the subsidiary. Joint operations A joint operation is a joint arrangement whereby the parties that have joint control have the rights to the assets, and obligations for the liabilities, relating to the arrangement or that other facts and circumstances indicate that this is the case. The Group’s share of assets, liabilities, revenue, expenses and cash flows are combined with the equivalent items in the financial statements on a line-by-line basis. Any goodwill arising on the acquisition of the Group’s interest in a joint operation is accounted for in accordance with the Group’s accounting policy for goodwill arising on the acquisition of a subsidiary. Joint ventures A joint venture is a joint arrangement whereby the parties that have joint control have the rights to the net assets of the arrangement. At the date of acquisition, any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the joint venture is recognised as goodwill. The goodwill is included within the carrying amount of the investment. The results and assets and liabilities of joint ventures, other than those joint ventures or part thereof that are held for sale (see note 7 “Discontinued operations and assets and liabilities held for sale”), are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in joint ventures are carried in the consolidated statement of financial position at cost as adjusted for post-acquisition changes in the Group’s share of the net assets of the joint venture, less any impairment in the value of the investment. The Group’s share of post-tax profits or losses are recognised in the consolidated income statement. Losses of a joint venture in excess of the Group’s interest in that joint venture are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture. Associates An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint arrangement. Significant influence is the power to participate in the financial and operating policy decisions of the investee but where the Group does not have control or joint control over those policies. At the date of acquisition, any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate is recognised as goodwill. The goodwill is included within the carrying amount of the investment. The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated statement of financial position at cost as adjusted for post-acquisition changes in the Group’s share of the net assets of the associate, less any impairment in the value of the investment. The Group’s share of post-tax profits or losses are recognised in the consolidated income statement. Losses of an associate in excess of the Group’s interest in that associate are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. Joint operations The Company’s principal joint operation has share capital consisting solely of ordinary shares and is indirectly held, and principally operates in the UK. The financial and operating activities of the operation are jointly controlled by the participating shareholders and are primarily designed for all but an insignificant amount of the output to be consumed by the shareholders. Country of incorporation or Percentage Name of joint operation Principal activity registration shareholdings1 Cornerstone Telecommunications Infrastructure Limited Network infrastructure UK 50.0 Note: 1 Effective ownership percentages of Vodafone Group Plc at 31 March 2020 rounded to the nearest tenth of one percent. 12. Investments in associates and joint arrangements 117799 VoVdaofdoanfeonGeroGurpouPplcPlc Annual Report 2020

AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020 NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) Joint ventures and associates 2020 €m 2019 €m Joint ventures The financial and operating activities of the Group’s joint ventures are jointly controlled by the participating shareholders. The participating shareholders have rights to the net assets of the joint ventures through their equity shareholdings. Unless otherwise stated, the Company’s principal joint ventures all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all joint ventures is also their principal place of operation. Country of incorporation or Percentage Name of joint venture Principal activity registration shareholdings1 Vodafone Idea Limited2,4 Network operator India 44.4 VodafoneZiggo Group Holding B.V. Network operator Netherlands 50.0 Infrastructture Wireless Italiane (INWIT) S.p.A.3 Network infrastructure Italy 37.5 Indus Towers Limited Network infrastructure India 42.0 Vodafone Hutchison Australia Pty Limited Network operator Australia 50.0 Notes: 1 2 Effective ownership percentages of Vodafone Group Plc at 31 March 2020 rounded to the nearest tenth of one percent. At 31 March 2020 the fair value of the Group’s interest in Vodafone Idea Limited was INR 40 billion (€476 million) (2019: INR 123 billion (€1,580 million)) based on the quoted share price on the National Stock Exchange of India. At 31 March 2020 the fair value of the Group’s interest in INWIT S.p.A.was €3,345 million based on the quoted share price on the Milan Stock Exchange. Vodafone Idea was formed on 31 August 2018 following the combination of Vodafone India Ltd with Idea Cellular Limited. 3 4 Vodafone Idea The equity accounted results for Vodafone Idea Limited (‘VIL’) for the period included an estimate for a material charge for amounts due following the recent Supreme Court of India judgement in the case Union of India v Association of Unified Telecom Service Providers of India and Others regarding the definition of adjusted gross revenue (‘AGR’) used to calculate regulatory fees. Further detail is provided in note 29. The Group’s recorded share of VIL’s resulting losses has been restricted to the amount that reduced the Group’s carrying value in VIL to €nil at 30 September 2019. The Group’s carrying value was €1,392 million at 31 March 2019 and in May 2019, the Group invested €1,410 million via a rights issue. Significant uncertainties exist in relation to VIL’s ability to generate the cash flow that it needs to settle, or refinance its liabilities and guarantees as they fall due, including those relating to the AGR judgement. The value of the Group’s 42% shareholding in Indus Towers Limited (‘Indus’) is, in part, dependent on the income generated by Indus from tower rentals to major customers, including VIL. Any inability of these major customers to pay such amounts in the future may result in an impairment in the carrying value of the Group’s investment in Indus (31 March 2020: €0.8 billion). The following table provides aggregated financial information for the Group’s joint ventures as it relates to the amounts recognised in the income statement, statement of comprehensive income and statement of financial position. (Loss)/profit from continuing operations Other comprehensive income Total comprehensive (expense)/income Investment in joint ventures 2020 €m 2019 €m 2018 €m 2020 €m 2019 €m 2018 €m 2020 €m 2019 €m 2018 €m 2020 €m 2019 €m 2018 €m Vodafone Idea Limited – 1,392 – (2,546) (903) – (8) (1) – (2,554) (904) – VodafoneZiggo Group Holding B.V. 1,630 1,842 2,119 (64) (239) (398) – 41 (64) (235) (397) INWIT S.p.A. 3,345 –– – –– – –– – –– Indus Towers Limited 766 601893 19 55135 7 –– 26 55135 Vodafone Hutchison Australia Pty Limited (466) (484) (979) (35) (23) 32 – –– (35) (23) 32 Other 48 4864 (125) (14) (15) – –– (125) (14) (15) Total 5,323 3,3992,097 (2,751) (1,124)(246) (1) 31 (2,752) (1,121)(245) Investment in joint ventures 5,323 3,399 Investment in associates 508 553 31 March 5,831 3,952 12. Investments in associates and joint arrangements (continued) 1800 Vodaffone GrroouuppPPllcc

OveOrvveiervwiew Strategic Report Strategic Report GovGeorvnearnncaence FinFainncainaclsials OthOetrhienrfoinrmfoarmtioantion Summarised financial information for each of the Group’s material joint ventures on a 100% ownership basis is set out below. As disclosed above, the Group’s investment in VIL was reduced to €nil at 30 September 2019 and the Group has not recorded any profit or loss in respect of its share of VIL’s results since that date. Vodafone Ziggo Group Holding B.V. Vodafone Hutchison Australia Pty Limited Vodafone Idea Limited INWIT S.p.A. 2020 €m Indus Towers Limited 2020 €m 2019 €m 2020 €m 2019 €m 2018 €m 2020 €m 2019 €m 2018 €m 2020 €m 2019 €m 2018 €m Vodafone Idea Limited VodafoneZiggo Group Holding B.V. Vodafone Hutchison Australia Pty Limited INWIT S.p.A. Indus Towers Limited 2020 €m1 2019 €m1 2020 €m2 2020 €m 2019 €m 2020 €m 2019 €m 2020 €m 2019 €m Notes: 1 Includes certain amounts subject to an adjustment mechanism agreed as part of the formation of Vodafone Idea. See note 29 “Contingent liabilities and legal proceedings” for more detail. 2 Includes balances which are provisional based on finalisation of a purchase price allocation. The Group received a dividend from VodafoneZiggo Group Holding B.V. of €148 million (2019: €200 million, 2018: €220 million) and a dividend of €nil from Indus Towers Limited in the year to 31 March 2020 (2019: €141 million, 2018: €138 million). The reconciliation of summarised financial information presented to the carrying amount of our interest in joint ventures is set out below: Vodafone Idea Limited INWIT S.p.A. VodafoneZiggo Group Holding B.V. Vodafone Hutchison Australia Pty Limited Indus Towers Limited 2020 €m 2019 €m 2020 €m 2020 €m 2019 €m 2018 €m 2020 €m 2019 €m 2018 €m 2020 €m 2019 €m 2018 €m Note: 1 The Group’s effective ownership percentage of Vodafone Idea Limited, VodafoneZiggo Group Holding B.V., Inwit S.p.A., Indus Towers Limited and Vodafone Hutchison Australia Pty Limited are 44.4%, 50%, 37.5%, 42% and 50%, respectively, rounded to the nearest tenth of one percent. Equity shareholders’ funds (3,475) 3,696 8,917 3,260 3,684 566 699 (2,047) (2,144) Interest in joint ventures1 (1,543) 1,671 3,345 1,630 1,842 238 294 (1,024) (1,072) Impairment (261) (279) – – – – – – – Goodwill – – – – – 528 564 94 106 Transferred to assets held for sale – – – – – – (236) 412 467 Investment proportion not recognised 1,804 – – – – – (21) 52 15 Carrying value – 1,392 3,345 1,630 1,842 766 601 (466) (484) (Loss)/profit from continuing operations (9,880) (1,997) – (128) (478) (795) 44 178322 (141) (75) 64 Share of (loss)/profit1 (4,386) (903) – (64) (239) (398) 19 75135 (70) (38) 32 (Loss)/profit proportion not recognised 1,840 – – – –– – (20) – 35 15– Share of (loss)/profit (2,546) (903) – (64) (239)(398) 19 55135 (35) (23)32 Statement of financial position Non-current assets 21,240 22,577 14,517 17,745 17,665 2,448 1,511 2,965 2,971 Current assets 3,235 3,814 288 752 875 562 749 767 334 Total assets 24,475 26,391 14,805 18,497 18,540 3,010 2,260 3,732 3,305 Equity shareholders’ funds (3,475) 3,696 8,917 3,260 3,684 566 699 (2,047) (2,144) Non-current liabilities 15,835 15,137 4,907 12,974 12,489 1,327 465 5,146 4,590 Current liabilities 12,115 7,558 981 2,263 2,367 1,117 1,096 633 859 Cash and cash equivalents within current assets 320 138 40 116 288 16 42 196 243 Non-current liabilities excluding trade and other payables and provisions 15,790 13,828 4,684 12,550 12,009 1,095 133 5,137 4,580 Current liabilities excluding trade and other payables and provisions 2,979 4,289 218 1,108 1,272 658 590 124 203 Income statement Revenue 5,704 3,379 – 3,948 3,8683,972 2,365 2,227 2,477 2,108 2,290 2,518 Operating expenses (4,938) (2,999) – (2,163) (2,169) (2,285) (1,336) (1,438) (1,478) (1,489) (1,634) (1,745) Depreciation and amortisation (2,426) (1,364) – (1,528) (2,012) (2,232) (268) (305) (303) (508) (494) (483) Other expense (6,627) (253) – – –– (592) –– – –– Operating (loss)/profit (8,287) (1,237) – 257 (313)(545) 169 484696 111 162290 Interest income 147 56 – – –6 32 1116 4 33 Interest expense (1,740) (817) – (343) (602) (543) (196) (79) (74) (256) (240) (230) (Loss)/profit before tax (9,880) (1,998) – (86) (915) (1,082) 5 416638 (141) (75)63 Income tax – 1 – (42) 437287 39 (238) (316) – –1 (Loss)/profit from continuing operations (9,880) (1,997) – (128) (478)(795) 44 178322 (141) (75)64 118811 VoVdaofdoanfeonGeroGurpouPplcPlc AnAnunanluRaelpRoerpt onrtF2o0rm2020-F 2020

AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020 Notes to the consolidated financial statements (continued) Notes to the consolidated financial statements (continued) The Group has provided expanded financial information in respect of Vodafone Idea Limited. Vodafone Idea Limited 2020 €m 2019 €m Associates Unless otherwise stated, the Company’s principal associates all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all associates is also their principal place of operation. Country of incorporation or Percentage1 Name of associate Principal activity registration shareholdings Safaricom Limited2,3 Network operator Kenya 40.0 Notes: 1 2 3 Effective ownership percentages of Vodafone Group Plc at 31 March 2020 rounded to the nearest tenth of one percent. The Group also holds two non-voting shares. At 31 March 2020 the fair value of the Group’s interest in Safaricom Limited was KES 423 billion (€3,672 million) (2019: KES 441 billion (€3,898 million)) based on the closing quoted share price on the Nairobi Stock Exchange. The following table provides aggregated financial information for the Group’s associates as it relates to the amounts recognised in the income statement, statement of comprehensive income and consolidated statement of financial position. Investment in associates Profit from continuing operations Other comprehensive expense Total comprehensive income 2020 €m 2019 €m 2020 €m 2019 €m 2020 €m 2019 €m 2020 €m 2019 €m Total 508553 246216 –– 246216 Statement of financial position Goodwill 77 82 Other intangible assets 12,466 14,503 Property, plant and equipment 7,351 6,571 Investment in associates and joint ventures 687 734 Trade and other receivables 659 687 Non-current assets 21,240 22,577 Taxation recoverable 1,106 1,443 Trade and other receivables 1,754 1,366 Other investments 55 866 Cash and cash equivalents 320 138 Other – 1 Current assets 3,235 3,814 Total assets 24,475 26,391 Equity shareholders’ funds (3,475) 3,696 Long-term borrowings 15,757 13,797 Trade and other payables 44 198 Provisions 1 1,111 Other 33 31 Non-current liabilities 15,835 15,137 Short-term borrowings 2,979 4,289 Provisions 698 521 Trade and other payables 8,438 2,748 Current liabilities 12,115 7,558 Total equity and liabilities 24,475 26,391 Statement of cash flows Cash flows from operating activities 1,422 378 Cash flows from investing activities (735) (637) Cash flows from financing activities (475) (342) Net cash inflow/(outflow) 212 (601) Cash and cash equivalents at beginning of the financial year 127 – Cash and cash equivalents on formation – 716 Exchange gain (19) 12 Cash and cash equivalents at the end of the financial year 320 127 12. Investments in associates and joint arrangements (continued) 1822 VVooddaaffoonnee GGrroouuppPPllcc

Overview Ov Strategic Report erview Annual Report on Form 20-F 2020 Strategic Report Governance Governance Financials Financials Other information Other information The Group holds a number of other listed and unlisted investments, mainly comprising managed funds, deposits and government bonds. Accounting policies Other investments comprising debt and equity instruments are recognised and derecognised on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, including transaction costs. Debt securities that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost using the effective interest method, less any impairment. Debt securities that do not meet the criteria for amortised cost are measured at fair value through profit and loss. Equity securities are classified and measured at fair value through other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following derecognition of the investment. 2020 €m 2019 €m Debt securities include €0.7 billion (2019: €0.8 billion) of loan notes issued by VodafoneZiggo Holding B.V. Current other investments comprise the following: 2020 €m 2019 €m Notes: 1 Items are measured at fair value and the valuation basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Items are measured at amortised cost and the carrying amount approximates fair value. €1,115 million (2019: €1,184 million) is measured at amortised cost and remaining items are measured at fair value. For €1,681 million (2019: €3,011million) the valuation basis is level 1 classification, which comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets for identical assets or liabilities. The remaining balance is level 2 classification. Items measured at fair value and the valuation basis is level 2 classification. €1,017 million (2019: €1,097 million) is measured at fair value and the valuation basis is level 1. The remaining items are measured at amortised cost and the carrying amount approximates fair value. 2 3 4 5 The Group invests surplus cash positions across a portfolio of short-term investments to manage liquidity and credit risk whilst achieving suitable returns. These assets do not meet the definition of cash and cash equivalents, but are included in the Group’s net debt based on their liquidity. Bonds and debt securities includes €194 million (2019: €941 million) of highly liquid Japanese and €nil (2019: €955 million) German government securities; €1,016 million (2019: €nil) of German government backed securities; €471 million (2019: €1,115 million) of UK government bonds and €1,115 million (2019: €1,184 million) of other assets paid as collateral on derivative financial instruments. Managed investment funds of €2,451 million (2019: €5,513 million) are in funds with liquidity of up to 90 days. Other investments are excluded from net debt based on their liquidity and primarily consist of restricted debt securities including amounts held in qualifying assets by Group insurance companies to meet regulatory requirements. Included within current assets: Short-term investments: Bonds and debt securities3 2,796 4,690 Managed investment funds4 2,451 6,405 5,247 11,095 Other investments5 1,842 1,917 7,089 13,012 Included within non-current assets: Equity securities1 77 48 Debt securities2 715 822 792 870 13. Other investments 118833 Vodafone Group Plc Vodafone Group Plc Annual Report 2020

VAondnaufaol nRe pGorortu2p0P2l0c Annual Report on Form 20-F 2020 NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) Trade and other receivables mainly consist of amounts owed to us by customers and amounts that we pay to our suppliers in advance. Derivative financial instruments with a positive market value are reported within this note as are contract assets, which represent an asset for accrued revenue in respect of goods or services delivered to customers for which a trade receivable does not yet exist and finance lease receivables, recognised where the Group acts as a lessor. See note 20 “Leases” for more information on the Group’s leasing activities. Accounting policies Trade receivables represent amounts owed by customers where the right to payment is conditional only on the passage of time. Trade receivables that are recovered in instalments from customers over an extended period are discounted at market rates and interest revenue is accreted over the expected repayment period. Other trade receivables do not carry any interest and are stated at their nominal value. When the Group establishes a practice of selling portfolios of receivables from time to time these portfolios are recorded at fair value through other comprehensive income; all other trade receivables are recorded at amortised cost. The carrying value of all trade receivables, contract assets and finance lease receivables recorded at amortised cost is reduced by allowances for lifetime estimated credit losses. Estimated future credit losses are first recorded on the initial recognition of a receivable and are based on the ageing of the receivable balances, historical experience and forward looking considerations. Individual balances are written off when management deems them not to be collectible. 2020 €m 2019 €m Notes: 1 Previously disclosed as part of prepayments in the year ended 31 March 2019. 2 Items are measured at fair value and the valuation basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. The Group’s trade receivables and contract assets are classified at amortised cost unless stated otherwise and are measured after allowances for future expected credit losses, see note 22 “Capital and financial risk management” for more information on credit risk. The carrying amounts of trade and other receivables, which are measured at amortised cost, approximate their fair value and are predominantly non-interest bearing. The Group’s contract-related costs comprise €1,855 million (2019: €1,433 million) relating to costs incurred to obtain customer contracts and €66 million (2019: €74 million) relating to costs incurred to fulfil customer contracts; an amortisation and impairment expense of €1,475 million (2019: €1,506 million) was recognised in operating profit during the year. In February 2020 €357m (January and February 2019 €57 million and €70 million, respectively) of trade receivables were reclassified from amortised cost to fair value through other comprehensive income following changes to the Group’s business model under which the balances may be sold to a third party. The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest rates and foreign currency rates prevailing at 31 March. Included within non-current assets: Trade receivables 68 197 Trade receivables held at fair value through other comprehensive income 261 179 Net investment in leases1 118 – Contract assets 583 531 Contract-related costs 628 375 Other receivables 84 78 Prepayments 212 371 Derivative financial instruments2 8,424 3,439 10,378 5,170 Included within current assets: Trade receivables 3,706 4,088 Trade receivables held at fair value through other comprehensive income 556 613 Net investment in leases1 32 – Contract assets 2,980 3,671 Contract-related costs 1,293 1,132 Amounts owed by associates and joint ventures 362 388 Other receivables 871 876 Prepayments 859 1,227 Derivative financial instruments2 752 195 11,411 12,190 14. Trade and other receivables 1844 Vodafone Group Plc

OveOrvveiervwiew Annual Report on Form 20-F 2020 Strategic Report Strategic Report GovGeorvnearnncaence FinFainncainaclsials OthOetrhienrfoinrmfoarmtioantion Trade and other payables mainly consist of amounts owed to suppliers that have been invoiced or are accrued and contract liabilities relating to consideration received from customers in advance. They also include taxes and social security amounts due in relation to the Group’s role as an employer. Derivative financial instruments with a negative market value are reported within this note. Accounting policies Trade payables are not interest-bearing and are stated at their nominal value. 2020 €m 2019 €m Notes: 1 Items are measured at fair value and the valuation basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. 2 Includes €nil (2019: €823 million) payable in relation to the irrevocable and non-discretionary share buyback programme announced in January 2019. The carrying amounts of trade and other payables approximate their fair value. Materially all of the €1,818 million recorded as current contract liabilities at 1 April 2019 was recognised as revenue during the year. Other payables included within non-current liabilities include €294 million (2019: €288 million) in respect of the re-insurance of a third party annuity policy related to the Vodafone and CWW Sections of the Vodafone UK Group Pension Scheme. The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest rates and foreign currency rates prevailing at 31 March. Included within non-current liabilities: Other payables 340 327 Accruals 60 113 Contract liabilities 612 574 Derivative financial instruments1 4,177 1,924 5,189 2,938 Included within current liabilities: Trade payables 6,599 6,541 Amounts owed to associates and joint ventures 51 26 Other taxes and social security payable 1,104 1,218 Other payables 2,037 1,410 Accruals2 4,713 6,120 Contract liabilities 1,991 1,818 Derivative financial instruments1 590 520 17,085 17,653 15. Trade and other payables 118855 VoVdaofdoanfeonGeroGurpouPplcPlc Annual Report 2020

186 Vodaffone GrroouuppPPllcc NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) A provision is a liability recorded in the statement of financial position, where there is uncertainty over the timing or amount that will be paid, and is therefore often estimated. The main provisions we hold are in relation to asset retirement obligations, which include the cost of returning network infrastructure sites to their original condition at the end of the lease, and claims for legal and regulatory matters. Accounting policies Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at the Directors’ best estimate of the expenditure required to settle the obligation at the reporting date and are discounted to present value where the effect is material. Where the timing of settlement is uncertain amounts are classified as non-current where settlement is expected more than 12 months from the reporting date. Asset retirement obligations In the course of the Group’s activities, a number of sites and other assets are utilised which are expected to have costs associated with decommissioning. The associated cash outflows are substantially expected to occur at the dates of decommissioning of the assets to which they relate, and are long term in nature. Legal and regulatory The Group is involved in a number of legal and other disputes, including notifications of possible claims. The Directors of the Company, after taking legal advice, have established provisions after taking into account the facts of each case. For a discussion of certain legal issues potentially affecting the Group see note 29 “Contingent liabilities and legal proceedings” to the consolidated financial statements. Other provisions Other provisions comprise various amounts including those for restructuring costs and, for the year ended 31 March 2019, unutilised property. The associated cash outflows for restructuring costs are primarily less than one year. Asset retirement obligations Legal and regulatory Other1 Total €m €m €m €m 31 March 2018 583 522 851 1,956 Exchange movements (4) (5) 5 (4) Amounts capitalised in the year 210 – – 210 Amounts charged to the income statement – 91 643 734 Utilised in the year - payments (32) (53) (253) (338) Amounts released to the income statement – (48) (108) (156) 31 March 2019 757 507 1,138 2,402 Adoption of IFRS 16 – – (85) (85) 1 April 2019 757 507 1,053 2,317 Note: 1 Other includes restructuring provisions of €543 million (2019: €499 million). Exchange movements (16) (2)3(15) Acquisition of subsidiaries 5618104178 Disposal of subsidiaries (69) –(6) (75) Amounts capitalised in the year 270––270 Amounts charged to the income statement –122712834 Utilised in the year - payments (34) (98) (579) (711) Amounts released to the income statement (9)(45) (212) (266) Transfer to liabilities held for resale (5) (27) (2) (34) 31 March 2020 9504751,0732,498 16. Provisions 186 AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020 2020

OveOrvveiervwiew Strategic Report Strategic Report GovGeorvnearnncaence FinFainncainaclsials OthOetrhienrfoinrmfoarmtioantion Provisions have been analysed between current and non-current as follows: 31 March 2020 Asset retirement obligations €m Legal and regulatory €m Other €m Total €m 31 March 2019 Asset retirement obligations Legal and regulatory Other Total €m €m €m €m Current liabilities 28 274 858 1,160 Non-current liabilities 729 233 280 1,242 757 507 1,138 2,402 Called up share capital is the number of shares in issue at their par value. A number of shares were allotted during the year in relation to employee share schemes. Accounting policies Equity instruments issued by the Group are recorded at the amount of the proceeds received, net of direct issuance costs. 2020 2019 Number €m Number €m Notes: 1 At 31 March 2020 the Group held 2,043,750,434 (2019: 1,584,882,610) treasury shares with a nominal value of €340 million (2019: €264 million). The market value of shares held was €2,610 million (2019: €2,566 million). During the year, 49,629,851 (2019: 45,657,750) treasury shares were reissued under Group share schemes. On 25 February 2019, 799,067,749 treasury shares were issued in settlement of tranche 2 of the maturing subordinated mandatory convertible bond. On 5 March 2019 the Group announced the placing of subordinated mandatory convertible bonds totalling £1.72 billion with a 2 year maturity date in 2021 and £1.72 billion with a 3 year maturity date due in 2022. The bonds are convertible into a total of 2,684,563,759 ordinary shares with a conversion price of £1.2814 per share. For further details see note 21 “Borrowings”. Represents US share awards and option scheme awards. 2 3 Ordinary shares of 202021 US cents each allotted, issued and fully paid:1, 2 1 April 28,815,258,1784,796 28,814,803,3084,796 Allotted during the year3 656,8001 454,870– 31 March 28,815,914,9784,797 28,815,258,1784,796 17. Called up share capital Current liabilities 232927091,024 Non-current liabilities 9271833641,474 9504751,0732,498 118877 VoVdaofdoanfeonGeroGurpouPplcPlc AnAnunanluRaelpRoerpt onrtF2o0rm2020-F 2020

188 Vodaffone GrroouuppPPllcc NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) The table below shows how our (loss)/profit for the year from continuing operations translates into cash flows generated from our operating activities. 2020 €m 2019 €m 2018 €m Notes The majority of the Group’s cash is held in bank deposits or money market funds which have a maturity of three months or less to enable us to meet our short-term liquidity requirements. Accounting policies Cash and cash equivalents comprise cash in hand and call deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Assets in money market funds, whose contractual cash flows do not represent solely payments of interest and principal, are measured at fair value with gains and losses arising from changes in fair value included in net profit or loss for the period. All other cash and cash equivalents are measured at amortised cost. 2020 €m 2019 €m Note: 1 Items are measured at fair value and the valuation basis is level 1 classification, which comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets. The carrying amount of balances at amortised cost approximates their fair value. Cash and cash equivalents of €1,460 million (2019: €1,381 million) are held in countries with restrictions on remittances but where the balances could be used to repay subsidiaries’ third party liabilities. Cash at bank and in hand 1,947 2,434 Repurchase agreements and bank deposits 2,202 2,196 Money market funds1 9,135 9,007 Cash and cash equivalents as presented in the statement of financial position 13,284 13,637 Bank overdrafts (269) (32) Cash and cash equivalents held for sale 273 – Cash and cash equivalents as presented in the statement of cash flows 13,288 13,605 19. Cash and cash equivalents (Loss)/profit for the financial year (455) (7,644)2,788 Loss for the financial year from discontinued operations 7 – 3,535 1,969 (Loss)/profit for the financial year from continuing operations (455) (4,109)4,757 Non-operating expense 3 732 Investment income5 (248) (433) (685) Financing costs5 3,549 2,088 1,074 Income tax expense/(credit) 6 1,250 1,496 (879) Operating profit/(loss) 4,099 (951)4,299 Adjustments for: Share-based payments and other non-cash charges 146 147128 Depreciation and amortisation 10, 11 14,174 9,795 10,409 Loss on disposal of property, plant and equipment and intangible assets3 51 3336 Share of result of equity accounted associates and joint ventures 12 2,505 90859 Impairment losses4 1,685 3,525– Other (income)/expense (4,281) 148(213) Decrease/(increase) in inventory 68 (131) (26) (Increase)/decrease in trade and other receivables14 (38) (31) (1,118) (Decrease)/increase in trade and other payables15 (100) 739286 Cash generated by operations 18,309 14,18213,860 Net tax paid (930) (1,131)(1,118) Cash flows from discontinued operations – (71) 858 Net cash flow from operating activities 17,379 12,98013,600 18. Reconciliation of net cash flow from operating activities 188 AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020 2020

Overview Ov Strategic Report erview Annual Report on Form 20-F 2020 Strategic Report Governance Governance Financials Financials Other information Other information As disclosed in note 1, the Group applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately; key differences between IFRS 16 and IAS 17 and IFRIC 4 are described in note 1. Lease accounting policy under IFRS 16 As a lessee When the Group leases an asset, a ‘right-of-use asset’ is recognised for the leased item and a lease liability is recognised for any lease payments to be paid over the lease term at the lease commencement date. The right-of-use asset is initially measured at cost, being the present value of the lease payments paid or payable, plus any initial direct costs incurred in entering the lease and less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis from the commencement date to the earlier of the end of the asset’s useful life or the end of the lease term. The lease term is the non-cancellable period of the lease plus any periods for which the Group is ‘reasonably certain’ to exercise any extension options (see below). The useful life of the asset is determined in a manner consistent to that for owned property, plant and equipment (as described in note 11). If right-of-use assets are considered to be impaired, the carrying value is reduced accordingly. Lease liabilities are initially measured at the value of the lease payments over the lease term that are not paid at the commencement date and are usually discounted using the incremental borrowing rates of the applicable Group entity (the rate implicit in the lease is used if it is readily determinable). Lease payments included in the lease liability include both fixed payments and in-substance fixed payments during the term of the lease. After initial recognition, the lease liability is recorded at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate (e.g. an inflation related increase) or if the Group’s assessment of the lease term changes; any changes in the lease liability as a result of these changes also results in a corresponding change in the recorded right-of-use asset. As a lessor Where the Group is a lessor, it determines at inception whether the lease is a finance or an operating lease. When a lease transfers substantially all the risks and rewards of ownership of the underlying asset then the lease is a finance lease; otherwise the lease is an operating lease. Where the Group is an intermediate lessor, the interests in the head lease and the sub-lease are accounted for separately and the lease classification of a sub-lease is determined by reference to the right-of-use asset arising from the head lease. Income from operating leases is recognised on a straight-line basis over the lease term. Income from finance leases is recognised at lease commencement with interest income recognised over the lease term. Lease income is recognised as revenue for transactions that are part of the Group’s ordinary activities (primarily leases of handsets or other equipment to customers or leases of wholesale access to the Group’s fibre and cable networks). The Group uses IFRS 15 principles to allocate the consideration in contracts between any lease and non-lease components. Previous accounting policies for comparative periods under IAS 17 and IFRIC 4 As a lessee Leases were classified as finance leases whenever the terms of the lease transferred substantially all the risks and rewards of ownership of the asset to the lessee; all other leases were classified as operating leases. Assets held under finance leases were recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments as determined at the inception of the lease. The corresponding liability to the lessor was included in the statement of financial position as a finance lease obligation. Lease payments were apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Depreciation and finance charges were recognised in the income statement. Rentals payable under operating leases were charged, and lease incentives received, were credited to the income statement on a straight-line basis over the term of the relevant lease. As a lessor Lessor accounting applied in the comparative period was consistent with that described for IFRS 16 above, except for the lease classification, as a finance or operating lease, of a sub-lease which was determined by reference to the underlying asset. 20. Leases 118899 Vodafone Group Plc Vodafone Group Plc Annual Report 2020

AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020 NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) The Group’s leasing activities As a lessee The Group leases buildings for its retail stores, offices and data centres, land on which to construct mobile base stations, space on mobile base stations to place active RAN equipment and network space (primarily rack space or duct space). In addition, the Group leases fibre and other fixed connectivity to provide internal connectivity for the Group’s operations and on a wholesale basis from other operators to provide fixed connectivity services to the Group’s customers. The Group’s general approach to determining lease term by class of asset is described on page 146 under critical accounting judgements and key sources of estimation uncertainty in note 1. Most of the Group’s leases include future price increases through fixed percentage increases, indexation to inflation measures on a periodic basis or rent review clauses. Other than fixed percentage increases the lease liability does not reflect the impact of these future increases unless the measurement date has passed. The Group’s leases contain no material variable payments clauses other than those related to the number of operators sharing space on third party mobile base stations. The Group sub-leases excess retail and office properties under both operating and finance leases; see disclosure on the Group’s leasing activities as a lessor below. Operational lease periods Where practicable the Group seeks to include extension or break options in leases to provide operational flexibility, therefore many of the Group’s lease contracts contain optional periods. The Group’s policy on assessing and reassessing whether it is reasonably certain that the optional period will be included in the lease term is described on page 146 under critical accounting judgements and key sources of estimation uncertainty in note 1. After initial recognition of a lease, the Group only reassesses the lease term when there is a significant event or a significant change in circumstances, which was not anticipated at the time of the previous assessment. Significant events or significant changes in circumstances could include merger and acquisition or similar activity, significant expenditure on the leased asset not anticipated in the previous assessment, or detailed management plans indicating a different conclusion on optional periods to the previous assessment. Where a significant event or significant change in circumstances does not occur, the lease term and therefore lease liability and right-of-use asset value, will decline over time. The Group’s cash outflow for leases in the year ended 31 March 2020 was €3,902 million and, absent significant future changes in the volume of the Group’s activities or strategic changes to use more or fewer owned assets this level of cash outflow from leases would be expected to continue for future periods, subject to contractual price increases. The future cash flows included within lease liabilities are shown in the maturity analysis below on page 191. The maturity analysis only includes the reasonably certain payments to be made; cash outflows in these future periods will likely exceed these amounts as payments will be made on optional periods not considered reasonably certain at present and on new leases entered into in future periods. The Group’s leases for customer connectivity are normally either under regulated access or network sharing or similar preferential access arrangements and as a result the Group normally has significant flexibility over the term it can lease such connections for; generally the notice period required to cancel the lease is less than the notice period included in the service contract with the end customer. As a result, the Group does not have any significant cash exposure to optional periods on customer connectivity as the Group can cancel the lease when the service agreement ends. In some circumstances the Group is committed to minimum spend amounts for connectivity leases, which are included within reported lease liabilities. Sale and leaseback The Group sold its Italian mobile base station assets to Infrastrutture Wireless Italiane S.p.A. (‘INWIT’) (see note 27 “Acquisitions and disposals” for additional details), and entered into an agreement to lease back space on these and other INWIT mobile base station towers to locate network equipment for 8 years (see note 30). The Group de-recognised assets related to the mobile base stations with a net book value of €548 million. A total gain on disposal of €4,100 million will be realised as a result of the disposal; €744 million of this gain, reflecting the gain on the proportion of sold towers that has been retained through the leaseback, has been recorded as a reduction in the value of the right-of-use asset recognised for the leaseback of tower space and will be realised as a reduction in depreciation over the lease term. Other sale and leaseback transactions entered into by the Group were not material, individually or in aggregate. 20. Leases (continued) 1900 Vodaffone GrroouuppPPllcc

OveOrvveiervwiew Strategic Report Strategic Report GovGeorvnearnncaence FinFainncainaclsials OthOetrhienrfoinrmfoarmtioantion Amounts recognised in the primary financial statements in relation to lessee transactions Right-of-use assets The carrying value of the Group’s right-of-use assets, depreciation charge for the year and additions during the year are disclosed in note 11 “Property, plant and equipment”. Lease liabilities The Group’s lease liabilities are disclosed in note 21 “Borrowings”. The maturity profile of the Group’s lease liabilities is as follows: 2020 €m Within one year 3,172 In more than one year but less than two years 1,998 In more than two years but less than three years 1,523 In more than three years but less than four years 1,328 In more than four years but less than five years 1,127 In more than five years 4,443 13,591 Effect of discounting (1,528) Lease liability (note 21 "Borrowings") 12,063 At 31 March 2020 the Group has entered into lease contracts with payment obligations with an undiscounted value of €67 million that had not commenced at 31 March 2020. Interest expense on lease liabilities for the year is disclosed in note 5 “Investment income and financing costs”. The Group has no material liabilities under residual value guarantees and makes no material payments for variable payments not included in the lease liability. The Group does not apply either the short term or low value expedient options in IFRS 16. As a lessor The Group has a wide range of lessor activities with consumer and enterprise customers, other telecommunication companies and other companies. With consumer and enterprise customers, the Group generates lease income from the provision of handsets, routers and other communications equipment. The Group provides wholesale access to the Group’s fibre and cable networks and leases out space on the Group’s owned mobile base stations to other telecommunication companies. In addition, the Group sub-leases retail stores to franchise partners in certain markets and leases out surplus assets (e.g. vacant offices and retail stores) to other companies. Lessor transactions are classified as operating or finance leases based on whether the lease transfers substantially all of the risks and rewards incidental to ownership of the asset. Leases are individually assessed, but generally, the Group’s lessor transactions are classified as: -Operating leases where the Group is lessor of space on owned mobile base stations, provides wholesale access to its fibre and cable networks or provides routers or similar equipment to fixed customers; and -Finance leases where the Group is sub-lessor of handsets or similar items in back-to-back arrangements or where surplus assets are sublet out for all or substantially all of the remaining head lease term. The Group’s income as a lessor in the year is as follows: 2020 €m Operating leases Lease revenue (note 2 "Revenue disaggregation and segmental analysis") 502 Income from leases not recognised as revenue 203 The Group’s net investments in leases are disclosed in note 14 “Trade and other receivables”. The committed amounts to be received from the Group’s operating leases are as follows: Maturity In one to twoIn two to In three to four Within one year In four to five In more than yearsthree years years years five years Total €m €m €m €m €m €m €m Committed operating lease income due to the Group as a lessor 442 211 114 53 44 223 1,087 The Group has no material lease income arising from variable lease payments. 119911 VoVdaofdoanfeonGeroGurpouPplcPlc AnAnunanluRaelpRoerpt onrtF2o0rm2020-F 2020

192 Vodaffone GrroouuppPPllcc NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) The Group’s sources of borrowing for funding and liquidity purposes come from a range of committed bank facilities and through short-term and long-term issuances in the capital markets including bond and commercial paper issues and bank loans. Liabilities arising from the Group’s lease arrangements are also reported in borrowings; see note 20 “Leases”. We manage the basis on which we incur interest on debt between fixed interest rates and floating interest rates depending on market conditions using interest rate derivatives. The Group enters into foreign exchange contracts to mitigate the impact of exchange rate movements on certain monetary items. Accounting policies Interest-bearing loans and overdrafts are initially measured at fair value (which is equal to cost at inception), and are subsequently measured at amortised cost, using the effective interest rate method. Where they are identified as a hedged item in a designated fair value hedge relationship, fair value adjustments are recognised in accordance with policy (see note 22 “Capital and financial risk management”). Any difference between the proceeds net of transaction costs and the amount due on settlement or redemption of borrowings is recognised over the term of the borrowing. Where bonds issued with certain conversion rights are identified as compound instruments they are initially measured at fair value with the nominal amounts recognised as a component in equity and the fair value of future coupons included in borrowings. These are subsequently measured at amortised cost using the effective interest rate method. Borrowings 2020 €m 2019 €m Notes: 1 At 31 March 2020 the amount includes €5,292 million (2019: €2,011 million) in relation to cash received under collateral support agreements. 2 Includes €3,215 million (2019: €1,919 million) of spectrum licence payables following the completion of recent auctions in Germany of €1,370 million. The fair value of the Group’s financial assets and financial liabilities held at amortised cost approximate to fair value with the exception of long-term bonds with a carrying value of €47,500 million (2019: €44,439 million) which have a fair value of €48,216 million (2019: €43,616 million). Fair value is based on level 1 of the fair value hierarchy using quoted market prices. The Group’s borrowings include certain bonds which have been designated in hedge relationships, which are carried at €1.5 billion higher than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than euros, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps are not reflected in gross debt and would decrease the euro equivalent redemption value of the bonds by €1.3 billion. Commercial paper programmes We currently have US and euro commercial paper programmes of US$15 billion and €8 billion respectively which are available to be used to meet short-term liquidity requirements. At 31 March 2020 €nil (2019: €873 million) was drawn under the euro commercial paper programme. The US commercial paper programme remained undrawn. The commercial paper facilities were supported by US$4.2 billion (€3.8 billion) and €3.9 billion of syndicated committed bank facilities. No amounts had been drawn under these facilities. Short-term borrowings Bonds (1,912) (53) Commercial paper – (873) Bank loans (1,228) (1,220) Lease liabilities (2,986) – Other short-term borrowings1 (5,700) (2,124) (11,826) (4,270) Long-term borrowings Bonds (47,500) (44,439) Bank loans (1,500) (1,780) Lease liabilities (9,077) – Bank borrowings secured against Indian assets (1,346) – Other long-term borrowings2 (3,469) (2,466) (62,892) (48,685) Total borrowings (74,718) (52,955) 21. Borrowings 192 AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020

OveOrvveiervwiew Strategic Report Strategic Report GovGeorvnearnncaence FinFainncainaclsials OthOetrhienrfoinrmfoarmtioantion Bonds We have a €30 billion euro medium-term note programme and a US shelf programme which are used to meet medium to long-term funding requirements. At 31 March 2020 the total amounts in issue under these programmes split by currency were US$25.1 billion, €19.3 billion, £3.4 billion, AUD1.2 billion, HKD2.1 billion, NOK2.2 billion, CHF0.7 billion and JPY10 billion. At 31 March 2020 the Group had bonds outstanding with a nominal value equivalent to €47.8 billion. During the year ended 31 March 2020, bonds with a nominal value equivalent of US$3.8 billion were issued under the US shelf programme, €2.5 billion were issued under the euro medium-term note programme and US$2 billion were issued under stand-alone documentation. Bonds mature between 2020 and 2059 (2019: 2020 and 2056) and have interest rates between 0.0% and 7.875% (2019: 0.0% and 7.875%). Mandatory convertible bonds On 12 March 2019 the Group issued £3.4 billion of subordinated mandatory convertible bonds (‘MCBs’) split into two equal tranches of £1.7 billion, the first maturing on 12 March 2021 and the second on 12 March 2022 with coupons of 1.2% and 1.5% respectively. These were recognised as compound instruments with nominal values of £3.4 billion (€3.8 billion) recognised as a component of shareholders’ funds in equity and the fair value of future coupons £0.1 billion (€0.1 billion) recognised as a financial liability in borrowings. At 31 March 2020, the conversion price of the bonds was £1.2814. The Group’s strategy is to hedge the equity risk associated with the MCB issuance to any future movement in its share price by an option strategy designed to hedge the economic impact of share price movements during the term of the bonds. Should the Group decide to buy back ordinary shares to mitigate dilution resulting from the conversion the hedging strategy will provide a hedge for the repurchase price. Treasury shares The Group held a maximum of 2,091,894,691 (2019: 2,139,038,029) of its own shares during the year which represented 7.3% (2019: 7.4%) of issued share capital at that time. 119933 VoVdaofdoanfeonGeroGurpouPplcPlc AnAnunanluRaelpRoerpt onrtF2o0rm2020-F 2020

194 Vodaffone GrroouuppPPllcc NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) This note details the treasury management and financial risk management objectives and policies, as well as the exposure and sensitivity of the Group to credit, liquidity, interest and foreign exchange risk, and the policies in place to monitor and manage these risks. Accounting policies Financial instruments Financial assets and financial liabilities, in respect of financial instruments, are recognised on the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument. Financial liabilities and equity instruments Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that provides a residual interest in the assets of the Group after deducting all of its liabilities and includes no obligation to deliver cash or other financial assets. The accounting policies adopted for specific financial liabilities and equity instruments are set out below. Financial liabilities under put option arrangements The Group has an obligation to pay a fixed rate of return to minority equity shareholders in the Group’s subsidiary Kabel Deutschland AG, under the terms of a court imposed domination and profit and loss transfer agreement. This agreement also provides the minority shareholders the option to put their shareholding to Vodafone at a fixed price per share. The obligation to purchase the shares has been recognised as a financial liability and no non-controlling interests are recognised in respect of minority shareholders. Interest costs are accrued at the agreed rate of return and recognised in financing costs. Derivative financial instruments and hedge accounting The Group’s activities expose it to the financial risks of changes in foreign exchange rates and interest rates which it manages using derivative financial instruments. The use of financial derivatives is governed by the Group’s policies approved by the Board of Directors, which provide written principles on the use of financial derivatives consistent with the Group’s risk management strategy. The Group does not use derivative financial instruments for speculative purposes. The Group designates certain derivatives as:  hedges of the change of fair value of recognised assets and liabilities (‘fair value hedges’); or  hedges of highly probable forecast transactions or hedges of foreign currency or interest rate risks of firm commitments (‘cash flow hedges’); or  hedges of net investments in foreign operations. Derivative financial instruments are initially measured at fair value on the contract date and are subsequently re-measured to fair value at each reporting date. Changes in values of all derivatives of a financing nature are included within investment income and financing costs in the income statement unless designated in an effective cash flow hedge relationship or a hedge of a net investment in foreign operations when the effective portion of changes in value are deferred to other comprehensive income. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. For fair value hedges, the carrying value of the hedged item is also adjusted for changes in fair value for the hedged risk, with gains and losses recognised in the income statement for the period. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. When hedge accounting is discontinued, any gain or loss recognised in other comprehensive income at that time remains in equity and is recognised in the income statement when the hedged transaction is ultimately recognised in the income statement. For cash flow hedges, when the hedged item is recognised in the income statement, amounts previously recognised in other comprehensive income and accumulated in equity for the hedging instrument are reclassified to the income statement. However, when the hedged transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognised in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or nonfinancial liability. If a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognised immediately in the income statement. For net investment hedges, gains and losses accumulated in other comprehensive income are included in the income statement when the foreign operation is disposed of. 22. Capital and financial risk management 194 AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020

OveOrvveiervwiew Strategic Report Strategic Report GovGeorvnearnncaence FinFainncainaclsials OthOetrhienrfoinrmfoarmtioantion Capital management The following table summarises the capital of the Group at 31 March: 2020 €m 2019 €m The Group’s policy is to borrow centrally using a mixture of long-term and short-term capital market issues and borrowing facilities to meet anticipated funding requirements. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries. Dividends from associates and to non-controlling shareholders Dividends from our associates are generally paid at the discretion of the Board of Directors or shareholders of the individual operating and holding companies, and we have no rights to receive dividends except where specified within certain of the Group’s shareholders’ agreements. Similarly, other than ongoing dividend obligations to the Kabel Deutschland A.G. minority shareholders, should they continue to hold their minority stake, we do not have existing obligations under shareholders’ agreements to pay dividends to non-controlling interest partners of our subsidiaries or joint ventures. The amount of dividends received and paid in the year are disclosed in the consolidated statement of cash flows. Potential cash outflows from option agreements and similar arrangements Put options issued as part of the hedging strategy for the MCBs permit the holders to exercise against the Group at maturity of the option if there is a decrease in our share price. Under the terms of the options, settlement must be made in cash which will equate to the reduced value of shares from the initial conversion price, adjusted for dividends declared, on 2,547 million shares. Sale of trade receivables During the year, the Group sold certain trade receivables to a financial institution. Whilst there are no repurchase obligations in respect of these receivables, the Group provided a credit guarantee which would only become payable if default rates were significantly higher than historical rates. The credit guarantee is not considered substantive and substantially all risks and rewards associated with the receivables passed to the purchaser at the date of sale, therefore the receivables were derecognised. The maximum payable under the guarantees at 31 March 2020 was €1,283 million (2019: €757 million). No provision has been made in respect of these guarantees as the likelihood of a cash outflow has been assessed as remote. Supplier financing arrangements The Group offers suppliers the opportunity to use supply chain financing (‘SCF’). SCF allows suppliers that decide to use it to receive funding earlier than the invoice due date. At 31 March 2020, the financial institutions that run the SCF programmes had purchased €2.4 billion (2019: €2.5 billion) of supplier invoices, principally from larger suppliers. The Group does not provide any financial guarantees to the financial institutions under this programme and continues to cash settle supplier payables in accordance with their contractual terms. As such, the programme does not change the Group’s net debt, trade payable balances or cash flows. The Group evaluates supplier arrangements against a number of indicators to assess if the payable continues to hold the characteristics of a trade payable or should be classified as borrowings; these indicators include whether the payment terms exceed customary payment terms in the industry or 180 days. At 31 March 2020, none of the payables subject to supplier financing arrangements met the criteria to be reclassified as borrowings. Financial risk management The Group’s treasury function centrally manages the Group’s funding requirement, net foreign exchange exposure, interest rate management exposures and counterparty risk arising from investments and derivatives. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by the Board, most recently in July 2019. A treasury risk committee comprising of the Group’s Chief Financial Officer, Group General Counsel and Company Secretary, Group Financial Controller, Group Treasury Director and Group Director of Financial Controlling and Operations meets three times a year to review treasury activities and its members receive management information relating to treasury activities on a quarterly basis. The Group’s accounting function, which does not report to the Group Treasury Director, provides regular update reports of treasury activity to the Board. The Group’s Internal Auditor reviews the internal control environment regularly. The Group uses a number of derivative instruments for currency and interest rate risk management purposes only that are transacted by specialist treasury personnel. The Group mitigates banking sector credit risk by the use of collateral support agreements. Total borrowings (note 21) 74,718 52,955 Cash and cash equivalents (note 19) (13,284) (13,637) Derivative financial instruments included in trade and other receivables (note 14) (9,176) (3,634) Derivative financial instruments included in trade and other payables (note 15) 4,767 2,444 Short-term investments (note 13) (5,247) (11,095) Financial liabilities under put option arrangements 1,850 1,844 Equity 62,625 63,445 Capital 116,253 92,322 119955 VoVdaofdoanfeonGeroGurpouPplcPlc AnAnunanluRaelpRoerpt onrtF2o0rm2020-F 2020

AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020 NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) COVID-19 The macro economic impact of the COVID-19 pandemic is uncertain, and continues to evolve, with potential disruption to financial markets including to currencies, interest rates, borrowing costs and the availability of debt financing. However, the Group’s financial risk management strategies seek to reduce our potential exposure in relation to these risks. The Group has a combined cash and cash equivalent and short term investments of €18.5 billion, providing significant headroom over short term liquidity requirements. Additionally the Group maintains undrawn committed facilities of €7.7 billion euro equivalent. As at 31 March 2020 and after hedging, substantially all the Group’s borrowings are held on a fixed interest basis, mitigating exposure to interest rate risk. The Group has no significant currency exposures other than positions in economic hedging relationships. The Group’s credit risk under financing activities is spread across a portfolio of highly rated institutions to reduce counterparty exposures and derivative balances are substantially all collateralised. The Group’s operating activities result in customer credit risk, for which provisions for expected credit losses are recognised. This customer related credit risk is generally short term in duration and while COVID-19 impacts on our customers had no material impact on credit loss provisioning at 31 March 2020 there remains a risk in relation to this matter for the year ending 31 March 2021. Credit risk Credit risk is the risk that a counterparty will not meet its obligations under a financial asset leading to a financial loss for the Group. The Group is exposed to credit risk from its operating activities and from its financing activities, the Group considers its maximum exposure to credit risk at 31 March to be: 2020 €m 2019 €m Expected credit loss The Group has financial assets classified and measured at amortised cost and fair value through other comprehensive income that are subject to the expected credit loss model requirements of IFRS 9. Cash at bank and in hand and certain other investments are both classified and measured at amortised cost and subject to these impairment requirements. However, the identified expected credit loss is considered to be immaterial. Information about expected credit losses for trade receivables and contract assets can be found under “operating activities” on page 197. Financing activities The Group invests in UK, German and Japanese government securities on the basis they generate a fixed rate of return and are amongst the most creditworthy of investments available. Money market investments are made in accordance with established internal treasury policies which dictate that an investment’s long-term credit rating is no lower than mid BBB. Additionally, the Group invests in AAA unsecured money market mutual funds where the investment is limited to 10% of each fund. The Group has two managed investment funds that hold fixed income euro securities with an average credit quality of AA. In respect of financial instruments used by the Group’s treasury function, the aggregate credit risk the Group may have with one counterparty is limited by (i) reference to the long-term credit ratings assigned for that counterparty by Moody’s, Fitch Ratings and Standard & Poor’s; (ii) that counterparty’s five year credit default swap (‘CDS’) spread; and (iii) the sovereign credit rating of that counterparty’s principal operating jurisdiction. Furthermore, collateral support agreements reduce the Group’s exposure to counterparties who must post cash collateral when there is value due to the Group under outstanding derivative contracts that exceeds a contractually agreed threshold amount. When value is due to the counterparty the Group is required to post collateral on identical terms. Such cash collateral is adjusted daily as necessary. Cash at bank and in hand 1,947 2,434 Repurchase agreements and bank deposits 2,202 2,196 Money market funds 9,135 9,007 Managed investment funds 2,451 6,405 Government/government backed securities 1,681 3,011 Long term debt securities 715 822 Cash collateral pledged 1,115 1,184 Restricted debt securities 1,842 1,712 Other investments – 700 Derivative Financial Instruments 9,176 3,634 Trade receivables 4,591 5,077 Contract assets and other receivables 4,518 5,155 39,373 41,337 22. Capital and financial risk management (continued) 1966 Vodaffone GrroouuppPPllcc

OveOrvveiervwiew Annual Report on Form 20-F 2020 Strategic Report Strategic Report GovGeorvnearnncaence FinFainncainaclsials OthOetrhienrfoinrmfoarmtioantion In the event of any default, ownership of the cash collateral would revert to the respective holder at that point. Detailed below is the value of the cash collateral, which is reported within short-term borrowings, held by the Group at 31 March: 2020 €m 2019 €m As discussed in note 29 “Contingent liabilities and legal proceedings”, the Group has covenanted to provide security in favour of the trustee of the Vodafone Group UK Pension Scheme in respect of the funding deficit in the scheme. The Group has also pledged cash and debt securities as collateral against derivative financial instruments as disclosed in note 13 “Other investments”. Operating activities Customer credit risk is managed by the Group’s business units which each have policies, procedures and controls relating to customer credit risk management. Outstanding trade receivables and contract assets are regularly reviewed to monitor any changes in credit risk with concentrations of credit risk considered to be limited given that the Group’s customer base is large and unrelated. The Group applies the simplified approach and records lifetime expected credit losses for trade receivables and contract assets. Expected credit losses are measured using historical cash collection data for periods of at least 24 months wherever possible and grouped into various customer segments based on product or customer type. The historical loss rates are adjusted where macroeconomic factors, for example changes in interest rates or unemployment rates, or other commercial factors are expected to have a significant impact when determining future expected credit loss rates. For trade receivables the expected credit loss provision is calculated using a provision matrix, in which the provision increases as balances age, and for receivables paid in instalments and contract assets a weighted loss rate is calculated to reflect the period over which the amounts become due for payment by the customer. Trade receivables and contract assets are written off when each business unit determines there to be no reasonable expectation of recovery and enforcement activity has ceased. Movements in the allowance for expected credit losses during the year were as follows: Trade receivables held at fair value through other comprehensive income Trade receivables held at amortised cost Contract assets 2020 €m 2019 €m 2020 €m 2019 €m 2020 €m 20191 €m Notes: 1 Trade receivables were all held at amortised cost at 31 March 2018 in accordance with IAS 39. 2 Primarily utilisation of the provision. Expected credit losses are presented as net impairment losses within operating profit and subsequent recoveries of amounts previously written off are credited against the same line item. 31 March 2018 as previously reported – – – 1,249 – – Impact of adoption of IFRS 15 – 78 – – – – Impact of adoption of IFRS 9 – 56 – 185 – 23 1 April 129 134 1,347 1,434 40 23 Exchange movements (2) 1 (26) (19) – – Amounts charged to credit losses on financial assets 73 54 576 504 11 17 Other2 (63) (60) (531) (572) – – 31 March 137 129 1,366 1,347 51 40 Cash collateral 5,292 2,011 119977 VoVdaofdoanfeonGeroGurpouPplcPlc Annual Report 2020

AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020 NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) The majority of the Group’s trade receivables are due for maturity within 90 days and largely comprise amounts receivable from consumers and business customers. The following table presents information on trade receivables past due¹ and their associated expected credit losses: Trade receivables at amortised cost past due 30 days or less €m 31–60 days €m 61–180 days €m 180 days+ €m 31 March 2020 Current €m Total €m Trade receivables at amortised cost past due 30 days or less 31–60 days 61–180 days 180 days+ 31 March 2019 Current Total €m €m €m €m €m €m Gross carrying amount 3,340 448 253 550 1,041 5,632 Expected credit loss allowance (91) (94) (64) (216) (882) (1,347) Net carrying amount 3,249 354 189 334 159 4,285 Note: 1 Contract assets relate to amounts not yet due to customers. These amounts will be reclassified as trade receivables before they become due. Trade receivables at fair value through other comprehensive income are not materially past due. Liquidity risk Liquidity is reviewed daily on at least a 12 month rolling basis and stress tested on the assumption that any commercial paper outstanding matures and is not reissued. The Group maintains substantial cash and cash equivalents which at 31 March 2020 amounted to cash €13,284 million (2019: €13,637 million) and undrawn committed facilities of €7,749 million (2019: €7,880 million), principally euro and US dollar revolving credit facilities of €3.9 billion and US$4.2 billion (€3.8 billion). All of the euro revolving credit facilities mature in 2025 except for €80 million which mature in 2023 and all of the US dollar revolving credit facilities mature in 2022 except for US$75 million (€68 million) which mature in 2021. The Group manages liquidity risk on long-term borrowings by maintaining a varied maturity profile with a cap on the level of debt maturity in any one calendar year, therefore minimising refinancing risk. Long-term borrowings mature between 1 and 39 years. The maturity profile of the anticipated future cash flows including interest in relation to the Group’s non-derivative financial liabilities on an undiscounted basis which, therefore, differs from both the carrying value and fair value, is as follows: Trade payables and other financial liabilities3 €m Bank loans and Commercial paper €m Bonds €m Lease liabilities Other borrowings2 Total borrowings Total €m Maturity profile1 €m €m €m Within one year 2,371 1,486 – 2,155 6,012 15,941 21,953 In one to two years 714 4,826 – 158 5,698 125 5,823 In two to three years 568 4,917 – 96 5,581 – 5,581 In three to four years – 4,558 – 1,775 6,333 – 6,333 In four to five years 350 7,878 – 320 8,548 – 8,548 In more than five years – 37,586 – 336 37,922 – 37,922 4,0 03 61,251 – 4,8 40 70,0 94 16,0 66 86,1 60 Effect of discount/financing rates (130) (16,759) – (250) (17,139) (12) (17,151) 31 Marc h 2019 3,8 73 44,4 92 – 4,5 90 52, 9 55 16,0 54 69,0 09 Notes: 1 Maturities reflect contractual cash flows applicable except in the event of a change of control or event of default, upon which lenders have the right, but not the obligation, to request payment within 30 days. This also applies to undrawn committed facilities. It should be noted that a material adverse change clause does not apply with the exception of €81 million of debt in relation to the mandatorily convertible bonds (which would also accelerate conversion of the £3.4 billion principal recognised in equity – see note 21 “Borrowings”). Includes spectrum licence payables with maturity profile €344 million (2019: €31 million) within one year, €227 million (2019: €122 million) in one to two years, €1,905 million (2019: €67 million) in two to three years, €166 million (2019: €1,751 million) in three to four years, €166 million (2019: €12 million) in four to five years and €1,185 million (2019: €183 million) in more than five years. Also includes €5,292 million (2019: €2,011 million) in relation to cash received under collateral support agreements shown within 1 year. Includes financial liabilities under put option arrangements and non-derivative financial liabilities presented within trade and other payables. 2 3 Within one year 1,348 3,6173,1725,750 13,88715,250 29,137 In one to two years 7464,682 1,998 3167,742 677,809 In two to three years 2793,8521,523 3,2708,924 –8,924 In three to four years 3698,242 1,328 39010,329 –10,329 In four to five years 1812,845 1,127 1664,319 –4,319 In more than five years –47,947 4,443 1,185 53,575–53,575 2,92371,185 13,591 11,077 98,776 15,317 114,093 Effect of discount/financing rates (195) (21,773)(1,528)(562) (24,058) (6)(24,064) 31 March 2020 2,72849,412 12,06310,515 74,718 15,311 90,029 Gross carrying amount 2,448 8172234731,179 5,140 Expected credit loss allowance (63) (74)(55)(213) (961) (1,366) Net carrying amount 2,385 7431682602183,774 22. Capital and financial risk management (continued) 1988 VVooddaaffoonnee GGrroouuppPPllcc

OveOrvveiervwiew Strategic Report Strategic Report GovGeorvnearnncaence FinFainncainaclsials OthOetrhienrfoinrmfoarmtioantion The maturity profile of the Group’s financial derivatives (which include interest rate swaps, cross-currency interest rate swaps and foreign exchange swaps) using undiscounted cash flows, is as follows: 2020 2019 Payable €m Receivable €m Total €m Payable €m Receivable €m Total €m Payables and receivables are stated separately in the table above as cash settlement is on a gross basis. Market risk Interest rate management Under the Group’s interest rate management policy, interest rates on monetary assets and liabilities denominated in euros, US dollars and sterling are maintained on a floating rate basis except for periods up to six years where interest rate fixing has to be undertaken in accordance with treasury policy. The policy also allows euros, US dollars and sterling to be moved to a fixed rate basis if interest rates are statistically low. Where assets and liabilities are denominated in other currencies interest rates may also be fixed. In addition, fixing is undertaken for longer periods when interest rates are statistically low. At 31 March 2020 and after hedging, substantially all of our outstanding liabilities are held on a fixed interest rate basis in accordance with treasury policy. For each one hundred basis point rise in market interest rates for all currencies in which the Group had borrowings at 31 March 2020 there would be an increase in profit before tax by €695 million (2019: €399 million) including mark to market revaluations of interest rate and other derivatives and the potential interest on cash and short term investments. There would be no material impact on equity. Foreign exchange management As Vodafone’s primary listing is on the London Stock Exchange its share price is quoted in sterling. Since the sterling share price represents the value of its future multi-currency cash flows, principally in euro, South African rand and sterling, the Group maintains the currency of debt and interest charges in proportion to its expected future principal cash flows and has a policy to hedge external foreign exchange risks on transactions denominated in other currencies above a certain de minimis level. At 31 March 2020 14% of net debt was denominated in currencies other than euro (9% sterling, 3% South African rand and 2% other). This allows sterling, South African rand and other debt to be serviced in proportion to expected future cash flows and therefore provides a partial economic hedge against income statement translation exposure, as interest costs will be denominated in foreign currencies. Under the Group’s foreign exchange management policy, foreign exchange transaction exposure in Group companies is generally maintained at the lower of €5 million per currency per month or €15 million per currency over a six month period. The Group recognises foreign exchange movements in equity for the translation of net investment hedging instruments and balances treated as investments in foreign operations. However, there is no net impact on equity for exchange rate movements on net investment hedging instruments as there would be an offset in the currency translation of the foreign operation. At 31 March 2020 the Group held financial liabilities in a net investment hedge against the Group’s South African rand operations. Sensitivity to foreign exchange movements on the hedging liabilities, analysed against a strengthening of the South African rand by 11% (2019: 9%) would result in a decrease in equity of €212 million (2019: €175 million) which would be fully offset by foreign exchange movements on the hedged net assets. In addition, cash flow hedges of principally US dollar borrowings would result in an increase in equity of €713 million (2019: €651 million ) against a strengthening of US dollar by 5% (2019: 5%). The Group profit and loss account is exposed to foreign exchange risk within both operating profit and financing income and expense. The principal operating segment not generating incomes in euro is the Vodacom business, whose functional currency is South African Rand. Financing income and expense includes foreign currency gains/losses incurred on the translation of balance sheet items not held in functional currency. These are principally on certain borrowings, derivatives, and other investments denominated in sterling and US dollar. Within one year (20,519)21,239 720 (23,469)23,672203 In one to two years (4,217)4,582 365 (8,356)8,752 396 In two to three years (3,680)4,143 463 (3,772)4,386 614 In three to four years (3,733)4,429 696 (3,959)4,624 665 In four to five years (2,562)3,102540 (3,710)4,285 575 In more than five years (38,126)43,933 5,807 (34,987) 39,3344,347 (72,837)81,4288,591 (78,253)85,0536,800 Effect of discount/financing rates (4,182) (5,610) Financial derivative net receivable 4,409 1,190 119999 VoVdaofdoanfeonGeroGurpouPplcPlc AnAnunanluRaelpRoerpt onrtF2o0rm2020-F 2020

AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020 NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) The following table details the Group’s sensitivity to foreign exchange risk. The percentage movement applied to the currency is based on the average movements in the previous three annual reporting periods. 2020 €m 2019 €m Note: 1 Operating profit before impairment losses and other income and expense. Equity risk There is no material equity risk relating to the Group’s equity investments which are detailed in note 13 “Other investments”. The Group has hedged its exposure under the subordinated mandatory convertible bonds to any future movements in its share price by an option strategy designed to hedge the economic impact of share price movements during the term of the bonds. As at 31 March 2020 the Group’s sensitivity to a movement of 23% (2019: 8%) in its share price would result in an increase or decrease in profit before tax of €767 million (2019: €319 million). Risk management strategy of hedge relationships The risk strategies of the designated cash flow, fair value, and net investment hedges reflect the above market risk strategies. The objective of the cash flow hedges is principally to convert foreign currency denominated fixed rate borrowings in US dollar, pound sterling, Australian dollar, Swiss Franc, Hong Kong dollar, Japanese yen, Norwegian krona and euro and US dollar floating rate borrowings into euro fixed rate borrowings and hedge the foreign exchange spot rate and interest rate risk. Derivative financial instruments designated in cash flow hedges are cross-currency interest rate swaps and foreign exchange swaps. The swap maturity dates and liquidity profiles of the nominal cash flows match those of the underlying borrowings. The objective of the net investment hedges is to hedge foreign exchange risk in foreign operations. Derivative financial instruments designated in net investment hedges are cross-currency interest rate swaps and foreign exchange swaps. The hedging instruments are rolled on an ongoing basis as determined by the nature of the business. The objective of the fair value hedges is to hedge a proportion of the Group’s fixed rate euro denominated borrowing to a euro floating rate borrowing. The swap maturity dates match those of the underlying borrowing and the nominal cash flows are converted to quarterly payments. Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. For hedges of foreign currency denominated borrowings and investments, the Group uses a combination of cross-currency and foreign exchange swaps to hedge its exposure to foreign exchange risk and interest rate risk and enters into hedge relationships where the critical terms of the hedging instrument match with the terms of the hedged item. Therefore the Group expects a highly effective hedging relationship with the swap contracts and the value of the corresponding hedged items to change systematically in the opposite direction in response to movements in the underlying exchange rates and interest rates. The Group therefore performs a qualitative assessment of effectiveness. If changes in circumstances affect the terms of the hedged item such that the critical terms no longer match with the critical terms of the hedging instrument, the Group uses the hypothetical derivative method to assess effectiveness. Hedge ineffectiveness may occur due to: a) The fair value of the hedging instrument on the hedge relationship designation date if the fair value is not nil; b) Changes in the contractual terms or timing of the payments on the hedged item; and c) A change in the credit risk of the Group or the counterparty with the hedging instrument. The hedge ratio for each designation will be established by comparing the quantity of the hedging instrument and the quantity of the hedged item to determine their relative weighting; for all of the Group’s existing hedge relationships the hedge ratio has been determined as 1:1. The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market rates and foreign currency rates prevailing at 31 March. The valuation basis is level 2. This classification comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset and liability, either directly or indirectly. Derivative financial assets and liabilities are included within trade and other receivables and trade and other payables in the statement of financial position. ZAR 11% change (2019: 9%) - Increase in operating profit1 126 147 USD 9% change (2019: 10%) - Decrease in profit before taxation (64) (81) GBP 2% change (2019: 4%) - Increase in profit before taxation 63 183 22. Capital and financial risk management (continued) 200 Vodaffone GrroouuppPPllcc

OveOrvveiervwiew Strategic Report Strategic Report GovGeorvnearnncaence FinFainncainaclsials OthOetrhienrfoinrmfoarmtioantion The following table represents the carrying values and nominal amounts of derivatives in a continued hedge relationship as at 31 March 2020. Other comprehensive income Weighted average At 31 March 2020 Opening balance (Gain)/ Gain/(Loss) Closing balance 31 March 20201 €m Carrying value Assets €m Carrying value Liabilities €m Loss recycled to financing costs €m Euro interest rate % Nominal amounts €m 1 April deferred to Maturity year 2019 €m OCI €m FX rate Other comprehensive income Weighted average At 31 March 2019 Opening balance 1 April 2018 (Gain)/ Loss deferred to OCI Gain/(Loss) recycled to financing costs Closing balance 31 March 20191 Carrying value Assets Carrying value Liabilities Euro interest rate Nominal amounts Maturity year FX rate €m €m €m €m €m €m €m % Cash flow hedges - foreign currency risk2 Cross-currency and foreign exchange swaps US dollar bonds 18,444 1,273 83 132 (1,410) 1,099 (179) 2032 1.18 2.56 Australian dollar bonds 736 14 2 (4) (21) 8 (17) 2024 1.56 0.92 Swiss franc bonds 624 – 43 16 (25) 31 22 2026 1.08 1.26 Pound sterling bonds 2,720 76 112 8 (39) 69 38 2042 0.85 1.95 Hong Kong dollar bonds 233 3 7 15 (23) 21 13 2028 9.08 1.48 Japanese yen bonds 78 1 – – (3) 5 2 2037 128.53 2.47 Norwegian krona bonds 241 2 14 (4) 5 – 1 2026 9.15 1.12 Cash flow hedges - foreign currency and interest rate risk2 Cross-currency swaps - US dollar bonds 905 33 – 1 (40) 51 12 2023 1.17 1.05 Cash flow hedges - interest rate risk2 Interest rate swaps - Euro loans 668 – 17 15 1 (5) 11 2021 – 1.21 Fair value hedges - interest rate risk3 Interest rate swaps - Eurobonds 186 117 – – – – – 2028 – – Net investment hedge - foreign exchange risk4 Cross-currency and foreign exchange swaps - South African rand investment 1,952 120 3 918 (108) – 810 2020 14.92 0.08 26,787 1,639 281 1,097 (1,663) 1,279 713 Notes: 1 Fair value movement deferred into other comprehensive income includes €1,271 million loss (2019: €754 million loss) and €nil (2019: €1 million gain) of foreign currency basis outside the cash flow and net investment hedge relationships respectively. For cash flow hedges, the movement in the hypothetical derivative (hedged item) mirrors that of the hedging instrument. Hedge ineffectiveness of the swaps designated in a cash flow hedge during the period was €nil (2019: €nil). The carrying value of the bond includes €85 million loss (2019: €86 million loss) of cumulative fair value adjustment for the hedged interest rate risk. Net ineffectiveness on the fair value hedges, €8 million gain (2019: €2 million loss) is recognised in the income statement. The carrying value of bonds includes an additional €889 million loss (2019: €749 million loss) in relation to fair value of bonds previously designated in fair value hedge relationships. Hedge ineffectiveness of swaps designated in a net investment hedge during the period was €nil (2019: €nil). 2 3 4 Cash flow hedges - foreign currency risk2 Cross-currency and foreign exchange swaps US dollar bonds 20,383 5,371 –(179) (4,233)490(3,922)20351.18 2.67 Australian dollar bonds 736–65(17) 77(86) (26) 20241.56 0.92 Swiss franc bonds 624–1722(27) 332820261.08 1.26 Pound sterling bonds 3,180291863879(23) 9420430.85 2.04 Hong Kong dollar bonds 23322–13(25) 8(4) 20289.08 1.48 Japanese yen bonds 781–2–462037 128.532.47 Norwegian krona bonds 241–46134(38) (3)20269.15 1.12 Cash flow hedges - foreign currency and interest rate risk2 Cross currency swaps - US dollar bonds 90546–12(14) 201820231.17 1.05 Cash flow hedges - interest rate risk2 Interest rate swaps - Euro loans 668–1311(4) –72021–1.21 Fair value hedges - interest rate risk3 Interest rate swaps - Eurobonds 186131–––––2028–– Net investment hedge - foreign exchange risk4 Cross-currency and foreign exchange swaps - South African rand investment 2,138 314–810(179) –6312,020 170.17 29,3725,914327713 (4,292)408(3,171) 220011 VoVdaofdoanfeonGeroGurpouPplcPlc AnAnunanluRaelpRoerpt onrtF2o0rm2020-F 2020

AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020 NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) Fair value and carrying value information The carrying value and valuation basis of the Group’s financial assets are set out in notes 13 “Other investments”, 14 “Trade and other receivables” and 19 “Cash and cash equivalents”. For all financial assets held at amortised cost the carrying values approximate fair value. The carrying value and valuation basis of the Group’s financial liabilities are set out in notes 15 “Trade and other payables” and 21 “Borrowings”. The carrying values approximate fair value for the Group’s trade payables and other payables categories. For other financial liabilities a comparison of fair value and carrying value is disclosed in note 21 “Borrowings”. Net financial instruments The table below shows the Group’s financial assets and liabilities that are subject to offset in the balance sheet and the impact of enforceable master netting or similar agreements. Related amounts not set off in the balance sheet Amounts presented in balance sheet €m Right of set off with derivative counterparties Cash collateral At 31 March 2020 Gross amount €m Amount set off €m Net amount €m €m €m Related amounts not set off in the balance sheet Amounts presented in balance sheet Right of set off with derivative counterparties Cash collateral At 31 March 2019 Gross amount Amount set off Net amount €m €m €m €m €m €m Derivative financial assets 3,634 – 3,634 (1,549) (2,011) 74 Derivative financial liabilities (2,444) – (2,444) 1,549 1,081 186 Total 1,190 – 1,190 – (930) 260 Financial assets and liabilities are offset and the amount reported in the consolidated balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. Derivative financial instruments that do not meet the criteria for offset could be settled net in certain circumstances under ISDA (‘International Swaps and Derivatives Association’) agreements where each party has the option to settle amounts on a net basis in the event of default from the other. Collateral may be offset and net settled against derivative financial instruments in the event of default by either party. The aforementioned collateral balances are recorded in “other short-term investments” or “short-term debt” respectively. Changes in assets and liabilities arising from financing activities Cash flows Non-cash changes Net proceeds/ (repayments) of borrowings €m Interest paid €m Net movement in short-term borrowings €m Net Financing costs2 €m 1 April 2019 €m Other3 €m 31 March 2020 €m Cash flows Non-cash changes Net proceeds/ (repayments) of borrowings Interest paid Net movement in short-term borrowings Net Financing costs2 1 April 2018 Other3 31 March 2019 €m €m €m €m €m €m €m Assets and liabilities arising from financing activities1 43,013 8,501 (1,297) (541) 1,958 1,975 53,609 Notes: 1 This balance comprises gross borrowings of €74,718 million (2019: €52,955 million), net derivative financial assets of €4,409 million (2019: €1,190 million) and financial liabilities under put option arrangements previously included within borrowings of €1,850 million (2019: €1,844 million). This balance excludes €nil of other payables in relation to the share buyback programme (2019: €823 million), with cash outflows of €821 million during the year (2019: €475 million). This amount includes interest, fair value and foreign exchange items which impact the income statement or other comprehensive income. Financing costs of €3,549 million (2019: €2,088 million) as disclosed in note 5 “Investment income and financing costs” primarily exclude gains on cash flow hedges of €3,703 million (2019: €276 million) and additionally include foreign exchange and other movements on items such as cash and short-term investments. Includes €15,589 million for the recognition of lease borrowings, principally on transition to IFRS16 on 1 April 2020; €8,302 million for borrowings and derivatives recognised during 2020 on the acquisition of European Liberty Global assets in July 2019; €1,389 million (2019: €1,919 million) for long-term spectrum licence payables; and reclassifications between financial liabilities and other investments. 2 3 Assets and liabilities arising from financing activities1 53,609 (6,095) (2,284) 2,586(594) 24,93872,160 Derivative financial assets 9,176 –9,176 (3,556)(5,292)328 Derivative financial liabilities (4,767)–(4,767)3,5561,115 (96) Total 4,409–4,409–(4,177)232 22. Capital and financial risk management (continued) 2022 Vodaffone GrroouuppPPllcc

Overview Ov Strategic Report erview Strategic Report Governance Governance Financials Financials Other information Other information This note details the total amounts earned by the Company’s Directors and members of the Executive Committee. Directors Aggregate emoluments of the Directors of the Company were as follows: 2020 €m 2019 €m 2018 €m Notes: 1 Excludes gains from long-term incentive plans. 2 Includes the value of the cash allowance taken by some individuals in lieu of pension contributions. No Directors serving during the year exercised share options in the year ended 31 March 2020 (2019: None; 2018: One Director, gain €0.1 million). Key management compensation Aggregate compensation for key management, being the Directors and members of the Executive Committee, was as follows: 2020 €m 2019 €m 2018 €m Short-term employee benefits 27 2327 Share-based payments 30 3530 57 5857 Salaries and fees 4 44 Incentive schemes1 2 23 Other benefits2 1 –1 7 68 23. Directors and key management compensation 220033 Vodafone Group Plc Vodafone Group Plc Annual Report 2020 Annual Report on Form 20-F 2020

VAondnaufaol nRe pGorortu2p0P2l0c Annual Report on Form 20-F 2020 Notessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) This note shows the average number of people employed by the Group during the year, in which areas of our business our employees work and where they are based. It also shows total employment costs. 2020 Employees 2019 Employees 2018 Employees The cost incurred in respect of these employees (including Directors) was: 2020 €m 2019 €m 2018 €m The Group has dialogue with recognised labour unions if required. In particular, there are regular meetings with the Vodafone European Employee Consultative Council (the ‘EECC’). The delegates of this body are locally elected Vodafone employee representatives, most of whom are union and works council members. There has been no material disruption to operations as a result of union activity during the financial year. Wages and salaries 4,571 4,3334,179 Social security costs 531 579547 Other pension costs (note 25) 226 223222 Share-based payments (note 26) 134 132128 5,462 5,2675,076 India (Discontinued operations) – 84219 Total 5,462 5,3515,295 By activity: Operations 14,616 15,87217,094 Selling and distribution 28,133 30,59635,025 Customer care and administration 52,470 52,52854,016 95,219 98,996 106,135 By segment: Germany 15,199 13,41413,718 Italy 5,980 6,5366,606 Spain 4,316 5,1405,015 UK 10,295 11,52512,379 Other Europe 14,646 12,41311,760 Europe 50,436 49,028 49,478 India (Discontinued operations) – 4,55411,086 Vodacom 7,773 7,6957,524 Other Markets 10,515 12,83713,606 Rest of the World 18,288 25,086 32,216 Common Functions 26,495 24,88224,441 Total 95,219 98,996 106,135 24. Employees 204 Vodafone Group Plc

Overview Ov Strategic Report erview Annual Report on Form 20-F 2020 Strategic Report Governance Governance Financials Financials Other information Other information The Group operates a number of Defined Benefit and Defined Contribution retirement plans for our employees. The Group’s largest defined benefit plan is in the UK. For further details see “Critical accounting judgements and key sources of estimation uncertainty” in note 1 “Basis of preparation”. Accounting policies For defined benefit retirement plans, the difference between the fair value of the plan assets and the present value of the plan liabilities is recognised as an asset or liability on the statement of financial position. Defined benefit plan liabilities are assessed using the projected unit funding method and applying the principal actuarial assumptions at the reporting period date. Assets are valued at market value. Actuarial gains and losses are taken to the statement of comprehensive income as incurred. For this purpose, actuarial gains and losses comprise both the effects of changes in actuarial assumptions and experience adjustments arising from differences between the previous actuarial assumptions and what has actually occurred. The return on plan assets, in excess of interest income, and costs incurred for the management of plan assets are also taken to other comprehensive income. Other movements in the net surplus or deficit are recognised in the income statement, including the current service cost, any past service cost and the effect of any settlements. The interest cost less the expected interest income on assets is also charged to the income statement. The amount charged to the income statement in respect of these plans is included within operating costs or in the Group’s share of the results of equity accounted operations, as appropriate. The Group’s contributions to defined contribution pension plans are charged to the income statement as they fall due. Background At 31 March 2020 the Group operated a number of retirement plans for the benefit of its employees throughout the world, with varying rights and obligations depending on the conditions and practices in the countries concerned. The Group’s retirement plans are provided through both defined benefit and defined contribution arrangements. Defined benefit plans provide benefits based on the employees’ length of pensionable service and their final pensionable salary or other criteria. Defined contribution plans offer employees individual funds that are converted into benefits at the time of retirement. The Group operates defined benefit plans in Germany, India, Ireland, Italy, the UK, the United States and the Group operates defined benefit indemnity plans in Greece and Turkey. Defined Contribution plans are currently provided in Egypt, Germany, Greece, Hungary, India, Ireland, Italy, Portugal, South Africa, Spain and the UK. Income statement expense 2020 €m 2019 €m 2018 €m Defined benefit plans The Group’s retirement policy is to provide competitive pension provision, in each operating country, in line with the market median for that location. The Group’s preferred retirement provision is focused on Defined Contribution (‘DC’) arrangements and/or State provision for future service. The Group’s main defined benefit funding liability is the Vodafone UK Group Pension Scheme (‘Vodafone UK plan’). Since June 2014 the Vodafone UK plan has consisted of two segregated sections: the Vodafone Section and the Cable & Wireless Section (‘CWW Section’). Both sections are closed to new entrants and to future accrual. The Group also operates smaller funded and unfunded plans in the UK, funded and unfunded plans in Germany and funded plans in Ireland. Defined benefit pension provision exposes the Group to actuarial risks such as longer than expected longevity of participants, lower than expected return on investments and higher than expected inflation, which may increase the liabilities or reduce the value of assets of the plans. The main defined benefit plans are administered by trustee boards which are legally separate from the Group and consist of representatives who are employees, former employees or are independent from the Group. The trustee boards of the pension plans are required by legislation to act in the best interest of the participants, set the investment strategy and contribution rates and are subject to statutory funding regimes. The Vodafone UK plan is registered as an occupational pension plan with HM Revenue and Customs (‘HMRC’) and is subject to UK legislation and operates within the framework outlined by the Pensions Regulator. UK legislation requires that pension plans are funded prudently and that valuations are undertaken at least every three years. Separate valuations are required for the Vodafone Section and CWW Section. The trustees obtain regular actuarial valuations to check whether the statutory funding objective is met and whether a recovery plan is required to restore funding to the level of the agreed technical provisions. The 31 March 2016 triennial actuarial valuation for the Vodafone Section and CWW Section of the Vodafone UK plan showed a net deficit of £279 million (€317 million) on the funding basis, comprising of a £339 million (€385 million) deficit for the Vodafone Section and a £60 million (€68 million) surplus for the CWW Section. Defined contribution plans 180 166178 Defined benefit plans 46 5744 Total amount charged to income statement (note 24) 226 223222 25. Post employment benefits 220055 Vodafone Group Plc Vodafone Group Plc Annual Report 2020

AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020 NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) These plan-specific actuarial valuations will differ to the IAS 19 accounting basis, which is used to measure pension assets and liabilities presented in the Group’s consolidated statement of financial position. Following the 2016 triennial valuation, the Group and trustees of the Vodafone UK plan agreed a funding plan to address the valuation deficit in the Vodafone Section over the period to 31 March 2025 and made a cash contribution on 19 October 2017 of £185 million (€209 million) into the Vodafone Section and a further cash payment in accordance with the arrangements set under the previous valuation of £58 million (€66 million) into the CWW Section. These cash payments were invested into annuity policies issued by a third party insurance company which in turn entered into a reinsurance policy covering these risks with the Group’s captive insurance company, see note 15 “Trade and other payables”. No further contributions are due in respect of the deficit revealed at the 2016 valuation. The triennial actuarial valuation as at 31 March 2019 is currently in progress and will be completed during 2020. The Group and trustees have agreed the actuarial assumptions in principle and the outcome is expected to show an improvement compared to the 2016 actuarial valuation. As completion of the 2019 triennial valuation is at an advanced stage, the Group has reflected the outcome of the mortality analysis carried out for the 2019 actuarial valuation in its chosen accounting assumptions and update the accounting valuation to reflect experience emerging from the 2019 actuarial valuation. Funding plans are individually agreed for each of the Group’s other defined benefit plans with the respective trustees or governing board, taking into account local regulatory requirements. It is expected that ordinary contributions relating to future service of €46 million will be paid into the Group’s defined benefit plans during the year ending 31 March 2021. The Group has also provided certain guarantees in respect of the Vodafone UK plan; further details are provided in note 29 “Contingent liabilities and legal proceedings” to the consolidated financial statements. The investment strategy for the UK plans is controlled by the trustees in consultation with the Group and the plans have no direct investments in the Group’s equity securities or in property or other assets currently used by the Group. The allocation of assets between different classes of investment is reviewed regularly and is a key factor in the trustee investment policy. The trustees aim to achieve the plan’s investment objectives through investing partly in a diversified mix of growth assets which, over the long term, are expected to grow in value by more than the low risk assets. The low risk assets include cash and gilts, inflation and interest rate hedging and in substance insured pensioner annuity policies in both the Vodafone Section and CWW Sections of the Vodafone UK plan. A number of investment managers are appointed to promote diversification by assets, organisation and investment style and current market conditions and trends are regularly assessed, which may lead to adjustments in the asset allocation. Actuarial assumptions The Group’s plan liabilities are measured using the projected unit credit method using the principal actuarial assumptions set out below: 2020% 2019% 2018 % Notes: 1 Figures shown represent a weighted average assumption of the individual plans. 2 The rate of increase in pensions in payment and deferred revaluation are dependent on the rate of inflation. Mortality assumptions used are based on recommendations from the individual local actuaries which include adjustments for the experience of the Group where appropriate. The Group’s largest plan is the Vodafone UK plan. Further life expectancies assumed for the UK plans are 23.2/25.2 years (2019: 23.3/26.6 years) for a male/female pensioner currently aged 65 years and 25.1/27.2 (2019: 26.2/29.4 years) from age 65 for a male/female non-pensioner member currently aged 40. Charges made to the consolidated income statement and consolidated statement of comprehensive income (‘SOCI’) on the basis of the assumptions stated above are: 2020 €m 2019 €m 2018 €m Note: 1 Following a High Court judgement on 21 October 2018 which concluded that affected defined benefit plans should equalise pension benefits for men and women in relation to guaranteed minimum pension (‘GMP’) benefits the Group has recorded a pre-tax past service cost of €16 million (£14 million) in the year ended 31 March 2019. Duration of the benefit obligations The weighted average duration of the defined benefit obligation at 31 March 2020 is 21 years (2019: 22.0 years). Current service cost 37 3134 Past service costs1 – 162 Net interest charge 9 108 Total included within staff costs 46 5744 Actuarial gains/(losses) recognised in the SOCI 640 (33) (94) Weighted average actuarial assumptions used at 31 March1: Rate of inflation2 2.2 2.9 2.9 Rate of increase in salaries 2.5 2.7 2.7 Discount rate 2.0 2.3 2.5 25. Post employment benefits (continued) 206 Vodaffone GrroouuppPPllcc

OveOrvveiervwiew Strategic Report Strategic Report GovGeorvnearnncaence FinFainncainaclsials OthOetrhienrfoinrmfoarmtioantion Fair value of the assets and present value of the liabilities of the plans The amount included in the statement of financial position arising from the Group’s obligations in respect of its Defined benefit plans is as follows: Assets Liabilities Net deficit €m €m €m 1April 2018 6,697 (7,107) (410) Service cost – (47) (47) Interest income/(cost) 167 (177) (10) Return on plan assets excluding interest income 269 – 269 Actuarial gains/(losses) arising from changes in demographic assumptions – 5 5 Actuarial gains/(losses) arising from changes in financial assumptions – (253) (253) Actuarial gains/(losses) arising from experience adjustments – 12 12 Employer cash contributions 27 – 27 Member cash contributions 9 (9) – Benefits paid (280) 280 – Exchange rate movements 87 (87) – Other movements (2) (48) (50) 31 March 2019 6,974 (7,431) (457) An analysis of the net surplus/(deficit) is provided below for the Group as a whole. 2020 €m 2019 €m 2018 €m 2017 €m 2016 €m Note: 1 Pension assets are deemed to be recoverable and there are no adjustments in respect of minimum funding requirements as economic benefits are available to the Group either in the form of future refunds or, for plans still open to benefit accrual, in the form of possible reductions in future contributions. Analysis of net surplus/(deficit): Total fair value of plan assets 6,906 6,974 6,697 6,709 6,229 Present value of funded plan liabilities (6,641) (7,315)(7,028)(7,222)(6,487) Net surplus/(deficit) for funded plans 265 (341)(331)(513)(258) Present value of unfunded plan liabilities (113) (116) (79) (81) (83) Net surplus/(deficit) 152 (457)(410)(594)(341) Net surplus/(deficit) is analysed as: Assets1 590 9411057224 Liabilities (438) (551) (520) (651) (565) Service cost –(37) (37) Interest income/(cost) 154(163) (9) Return on plan assets excluding interest income 108–108 Actuarial gains arising from changes in demographic assumptions –252252 Actuarial gains arising from changes in financial assumptions –383383 Actuarial losses arising from experience adjustments –(103) (103) Employer cash contributions 42–42 Member cash contributions 10(10) – Benefits paid (237) 237– Exchange rate movements (143) 15613 Other movements (2)(38) (40) 31 March 2020 6,906(6,754)152 220077 VoVdaofdoanfeonGeroGurpouPplcPlc AnAnunanluRaelpRoerpt onrtF2o0rm2020-F 2020

AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020 NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) An analysis of net assets/(deficit) is provided below for the Vodafone UK plan, which is a funded plan. As part of the merger of the Vodafone UK plan and the Cable and Wireless Worldwide Retirement Plan (‘CWWRP’) plan on 6 June 2014 the assets and liabilities of the CWW Section are segregated from the Vodafone Section and hence are reported separately below. CWW Section Vodafone Section 2020 €m 2019 €m 2018 €m 2017 €m 2016 €m 2020 €m 2019 €m 2018 €m 2017 €m 2016 €m Fair value of plan assets 2020 €m 2019 €m Note: 1 Derivatives include collateral held in the form of cash. Assets are valued using ‘level 2’ inputs under IFRS 13 “Fair Value Measurement” principles and classified as unquoted accordingly. The fair value of plan assets, which have been measured in accordance with IFRS 13 “Fair Value Measurement”, are analysed by asset category above and are subdivided by assets that have a quoted market price in an active market and those that do not, such as investment funds. Where available, the fair values are quoted prices (e.g. listed equity, sovereign debt and corporate bonds). Unlisted investments without quoted prices in an active market (e.g. private equity) are included at values provided by the fund manager in accordance with relevant guidance. Other significant assets are valued based on observable inputs such as yield curves. The Vodafone UK plan annuity policies fully match the pension obligations of those pensioners insured and therefore are set equal to the present value of the related obligations. Investment funds of €533 million at 31 March 2020 include investments in diversified alternative beta funds held in the Vodafone Section of the Vodafone UK plan. The actual return on plan assets over the year to 31 March 2020 was a gain of €262 million (2019: €436 million). Sensitivity analysis Measurement of the Group’s defined benefit retirement obligation is sensitive to changes in certain key assumptions. The sensitivity analysis below shows how a reasonably possible increase or decrease in a particular assumption would, in isolation, result in an increase or decrease in the present value of the defined benefit obligation as at 31 March 2020. Rate of inflation Rate of increase in salaries Discount rate Life expectancy Decrease by 0.5% Increase by 0.5% Decrease by 0.5% Increase by 0.5% Decrease by 0.5% Increase by 0.5% Increase by 1 year Decrease by 1 year €m €m €m €m €m €m €m €m (Decrease)/increase in present of defined benefit obligation1 (492) 563 (3) 4 717 (617) 205 (206) 1 The sensitivity analysis may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another. In presenting this sensitivity analysis, the change in the present value of the defined benefit obligation has been calculated on the same basis as prior years using the projected unit credit method at the end of the year, which is the same as that applied in calculating the defined benefit obligation liability recognised in the statement of financial position. The rate of inflation assumption sensitivity factors in the impact of changes to all assumptions relating to inflation including the rate of increase in salaries, pension increases and deferred revaluations. Cash and cash equivalents 96 65 Equity investments: With quoted prices in an active market 1,018 1,469 Without quoted prices in an active market 197 250 Debt instruments: With quoted prices in an active market 4,446 3,831 Without quoted prices in an active market 513 620 Property: With quoted prices in an active market 18 24 Without quoted prices in an active market 391 282 Derivatives:1 Without quoted prices in an active market (1,110) (986) Investment fund 533 543 Annuity policies With quoted prices in an active market 3 14 Without quoted prices 801 862 Total 6,906 6,974 Analysis of net surplus/(deficit): Total fair value of plan assets 2,842 2,828 2,760 2,894 2,762 2,873 2,926 2,773 2,654 2,408 Present value of plan liabilities (2,393) (2,734) (2,655) (2,842) (2,543) (2,731) (3,157) (2,945) (2,962) (2,548) Net surplus/(deficit) 449 9410552219 142 (231)(172)(308)(140) Net surplus/(deficit) are analysed Assets 449 9410552219 142 –––– Liabilities – –––– – (231) (172) (308) (140) 25. Post employment benefits (continued) 208 Vodaffone GrroouuppPPllcc

Overview Ov Strategic Report erview Annual Report on Form 20-F 2020 Strategic Report Governance Governance Financials Financials Other information Other information The Group has a number of share plans used to award shares to Executive Directors and employees as part of their remuneration package. A charge is recognised over the vesting period in the consolidated income statement to record the cost of these, based on the fair value of the award on the grant date. Accounting policies The Group issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions. A corresponding increase in retained earnings is also recognised. Some share awards have an attached market condition, based on total shareholder return, which is taken into account when calculating the fair value of the share awards. The valuation for the TSR is based on Vodafone’s ranking within the same group of companies, where possible, over the past five years. The fair value of awards of non-vested shares is an average calculation of the closing price of the Group’s shares on the days prior to the grant date, adjusted for the present value of the delay in receiving dividends where appropriate. The maximum aggregate number of ordinary shares which may be issued in respect of share options or share plans will not (without shareholder approval) exceed:  10% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans; and  5% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans, other than any plans which are operated on an all-employee basis. Share options Vodafone Group executive plans No share options have been granted to any Directors or employees under the Company’s discretionary share option plans in the year ended 31 March 2020. There were no options outstanding under the Vodafone Global Incentive Plan at the year-end. Vodafone Sharesave Plan Under the Vodafone Sharesave Plan UK staff may acquire shares in the Company through monthly savings of up to £375 over a three and/or five year period, at the end of which they may also receive a tax-free bonus. The savings and bonus may then be used to purchase shares at the option price, which is set at the beginning of the invitation period and usually at a discount of 20% to the then prevailing market price of the Company’s shares. Share plans Vodafone Group executive plans Under the Vodafone Global Incentive Plan awards of shares are granted to Directors and certain employees. The release of these shares is conditional upon continued employment and for some awards achievement of certain performance targets measured over a three year period. Vodafone Share Incentive Plan Following a review of the UK all-employee plans it was decided that with effect from 1 April 2017 employees would no longer be able to contribute to the Share Incentive Plan and would therefore no longer receive matching shares. Individuals who hold shares in the plan will continue to receive dividend shares. 26. Share-based payments 220099 Vodafone Group Plc Vodafone Group Plc Annual Report 2020

AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020 NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) Movements in outstanding ordinary share options Ordinary share options 2020 Millions 2019 Millions 2018 Millions Summary of options outstanding 31 March 2020 31 March 2019 Weighted remaining average contractual life Months Weighted remaining average contractual life Months Weighted average exercise price Weighted average exercise price Outstanding shares Millions Outstanding shares Millions Share awards Movements in non-vested shares are as follows: 2020 2019 2018 Weighted average fair value at grant date Weighted average fair value at grant date Weighted average fair value at grant date Millions Millions Millions Other information The total fair value of shares vested during the year ended 31 March 2020 was £92 million (2019: £86 million; 2018: £74 million). The compensation cost included in the consolidated income statement in respect of share options and share plans was €134 million (2019: €132 million; 2018: €128 million) which is comprised principally of equity-settled transactions. The average share price for the year ended 31 March 2020 was 135.9 pence (2019: 168.3 pence; 2018: 216.2 pence). 1 April 200 £1.92 182£2.04 178£1.91 Granted 135 £1.00 88£1.82 74£1.95 Vested (44) £2.10 (39)£2.21 (42)£1.76 Forfeited (46) £1.76 (31)£1.97 (28)£1.58 31 March 245 £1.41200£1.92182£2.04 Vodafone Group savings related and Sharesave Plan: £1.01– £2.00 53£1.19 30 46£1.40 33 1April 46 4041 Granted during the year 39 3311 Forfeited during the year (1) (2) (2) Exercised during the year – (2) (5) Expired during the year (31) (23) (5) 31 March 53 4640 Weighted average exercise price: 1April £1.40 £1.64 £1.61 Granted during the year £1.06 £1.30 £1.72 Forfeited during the year £1.36 £1.52 £1.65 Exercised during the year £1.50 £1.67 £1.57 Expired during the year £1.34 £1.64 £1.65 31 March £1.19 £1.40£1.64 26. Share-based payments (continued) 2100 Vodaffone GrroouuppPPllcc

OveOrviervwiew Annual Report on Form 20-F 2020 Strategic Report Strategic Report GovGeorvnearnncaence FinFainncainalcsials OthOetrhienrfoinrmfoarmtioantion We completed a number of acquisitions and disposals during the year. The note below provides details of these transactions as well as those in the prior year. For further details see “Critical accounting judgements and key sources of estimation uncertainty” in note 1 “Basis of preparation” to the consolidated financial statements. Accounting policies Business combinations Acquisitions of subsidiaries are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued by the Group. Acquisition-related costs are recognised in the income statement as incurred. The acquiree’s identifiable assets and liabilities are recognised at their fair values at the acquisition date, which is the date on which control is transferred to us. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree, if any, over the net amounts of identifiable assets acquired and liabilities assumed at the acquisition date. The interest of the non-controlling shareholders in the acquiree may initially be measured either at fair value or at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets acquired, liabilities and contingent liabilities assumed. The choice of measurement basis is made on an acquisition-by-acquisition basis. Acquisition of interests from non-controlling shareholders In transactions with non-controlling parties that do not result in a change in control, the difference between the fair value of the consideration paid or received and the amount by which the non-controlling interest is adjusted is recognised in equity. The aggregate cash consideration in respect of purchases in subsidiaries, net of cash acquired, is as follows: 2020 €m 2019 €m European Liberty Global assets On 31 July 2019, the Group completed the acquisition of a 100% interest in Unitymedia GmBH (‘Unitymedia’) and Liberty Global’s operations (excluding its ‘Direct Home’ business) in the Czech Republic (‘UPC Czech’), Hungary (‘UPC Hungary’) and Romania (‘UPC Romania’) for an aggregate net cash consideration of €10,313 million. The primary reason for acquiring the businesses was to create a converged national provider of digital infrastructure in Germany, together with creating converged communications operators in the Czech Republic, Hungary and Romania. The purchase price allocation is set out in the table below. Fair value €m Notes: 1 Identifiable intangible assets of €5,818 million consisted of customer relationships of €5,569 million, brand of €71 million and software of €178 million. 2 Includes Right-of-use assets. 3 The goodwill is attributable to future profits expected to be generated from new customers and the synergies expected to arise after the Group’s acquisition of the businesses. 4 Transaction costs of €46 million were charged to Other income and expense in the consolidated income statement in the year ended 31 March 2020. From the date of acquisition, the acquired entities have contributed €1,993 million of revenue and a loss of €247 million towards the profit before tax of the Group. If the acquisition had taken place at the beginning of the financial year, revenue would have been €45,975 million and the profit before tax would have been €822 million. Net assets acquired Identifiable intangible assets1 5,818 Property, plant and equipment2 4,737 Inventory 2 Trade and other receivables 856 Other investments 2 Cash and cash equivalents 109 Current and deferred taxation (1,904) Short and long-term borrowings (9,527) Trade and other payables (1,066) Post employment benefits (40) Provisions (178) Net identifiable liabilities acquired (1,191) Goodwill3 11,504 Total consideration4 10,313 Cash consideration paid European Liberty Global Assets 10,313 – Other acquisitions during the period 108 61 Net cash acquired (126) 26 10,295 87 27. Acquisitions and disposals 221111 VoVdaofdoanfeonGeroGurpouPlpcPlc Annual Report 2020

AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020 NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) Other acquisitions During the year ended 31 March 2020 the Group completed certain acquisitions for an aggregate consideration of €276 million, of which €108 million has been paid in cash. The aggregate provisional fair values of goodwill, identifiable assets and liabilities of the acquired operations were €248 million, €113 million and €85 million, respectively. Disposals The difference between the carrying value of the net assets disposed of and the fair value of consideration received is recorded as a gain or loss on disposal. Foreign exchange translation gains or losses relating to subsidiaries that the Group has disposed of, and that have previously recorded in other comprehensive income or expense, are also recognised as part of the gain or loss on disposal. Vodafone New Zealand On 31 July 2019, the Group sold its 100% interest in Vodafone New Zealand Limited (‘Vodafone New Zealand’) for consideration of NZD $3.4 billion (€2.0 billion). The table below summarises the net assets disposed and the resulting net gain on disposal of €1.1 billion. €m Notes: 1 Includes Right-of-use assets. 2 Includes €59 million of recycled foreign exchange losses. 3 Recorded within Other income and expense in the consolidated income statement. Tower infrastructure in Italy On 31 March 2020, the Group merged its passive tower infrastructure in Italy with Infrastrutture Wireless Italiane S.p.A. (‘INWIT’), creating the leading tower company in Italy (the ‘combination’). As part of the combination, Vodafone received proceeds of €2,140 million and a 37.5% shareholding in the combined entity. As a result of the transaction, we no longer consolidate the tower assets and account for our interest as a joint venture using the equity method. We have also entered into an agreement to lease back space on the mobile base stations to locate network equipment (see note 20 “Leases”). The Group recognised a net gain on the combination of €3,356 million. €m Notes: 1 Includes Right-of-use assets. 2 The fair value of €3,559 million comprises an investment of €3,345 million recorded within Investments in associates and joint ventures (note 12) and a dividend receivable of €214 million, recorded within Other receivables (note 14). 3 Recorded within Other income and expense in the consolidated income statement. Vodafone Malta On 31 March 2020, the Group sold its 100% interest in Vodafone Malta Limited (‘Vodafone Malta’) for consideration of €242 million. A net gain on disposal of €170 million has been recorded within Other income and expense in the consolidated income statement. Goodwill (1,320) Property, plant and equipment1 (548) Trade and other receivables (164) Current and deferred taxation 44 Short and long-term borrowings 270 Trade and other payables 79 Provisions 40 Net assets contributed into INWIT (1,599) Fair value of investment in INWIT2 3,559 Net cash proceeds arising from the transaction 2,140 Restriction of gain (note 20) (744) Net gain on formation3 3,356 Goodwill (243) Other intangible assets (155) Property, plant and equipment1 (783) Inventory (29) Trade and other receivables (244) Investments in associates and joint ventures (4) Current and deferred taxation (11) Short and long-term borrowings 215 Trade and other payables 261 Provisions 35 Net assets disposed (958) Net cash proceeds arising from the transaction 2,023 Other effects2 13 Net gain on transaction3 1,078 27. Acquisitions and disposals (continued) 2122 Vodaffone GrroouuppPPllcc

OveOrviervwiew Strategic Report Strategic Report GovGeorvnearnncaence FinFainncainalcsials OthOetrhienrfoinrmfoarmtioantion Vodafone Idea On 31 August 2018, the Group combined the operations of its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers), with Idea Cellular Limited (‘Idea’), to create Vodafone Idea Limited (‘Vodafone Idea’), a company jointly controlled by Vodafone and the Aditya Birla Group (‘ABG’). As a result, the Group no longer consolidates its previous interest in Vodafone India which was presented within discontinued operations in the comparative period (see note 7 “Discontinued operations and assets and liabilities held for sale”) and now accounts for its 45.2% interest in Vodafone Idea as a joint venture using the equity method. On disposal, Vodafone India was valued based on the number of shares the Group held in the merged entity post completion and the Idea share price on 31 August 2018 (INR 51.50). The value was also adjusted for the proceeds from the sale of the 4.8% stake in Vodafone Idea from the Vodafone Group to ABG. As the price per share and proceeds from the sale to ABG are readily observable and no further adjustments were made, the valuation is considered to be a “level 1” valuation as per IFRS 13. As a result of the transaction, the Group recognised a net loss of €3,420 million, including a loss on disposal of €1,276 million and a foreign exchange loss of €2,079 million. €m Notes: 1 Includes €2,079 million of recycled foreign exchange losses. 2 Includes a loss of €603 million related to the re-measurement of our retained interest in Vodafone Idea. 3 Included in Disposal of interests in subsidiaries, net of cash disposed within the consolidated statement of cash flows. Other intangible assets (6,138) Property, plant and equipment (3,091) Trade and other receivables (1,572) Other investments (6) Cash and cash equivalents3 (751) Current and deferred taxation (2,790) Short and long-term borrowings 7,896 Trade and other payables 1,669 Provisions 720 Net assets contributed into Vodafone Idea (4,063) Fair value of investment in Vodafone Idea2 2,467 Net cash proceeds arising from the transaction3 320 Other effects1 (2,144) Net loss on formation of Vodafone Idea2 (3,420) 221133 VoVdaofdoanfeonGeroGurpouPlpcPlc AnAnunanluRaelpRoerpt onrtF2o0rm2020-F 2020

214 Vodaffone GrroouuppPPllcc NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) A commitment is a contractual obligation to make a payment in the future, mainly in relation to agreements to buy assets such as network infrastructure and IT systems and leases that have not commenced. These amounts are not recorded in the consolidated statement of financial position since we have not yet received the goods or services from the supplier. The amounts below are the minimum amounts that we are committed to pay. Operating lease commitments In the prior year, the previous lease accounting policy applied and certain leases were classified as operating leases. The minimum lease payments under non-cancellable operating leases previously disclosed in the prior year were as follows: 2019 €m Within one year 2,834 In more than one year but less than two years 1,654 In more than two years but less than three years 1,227 In more than three years but less than four years 950 In more than four years but less than five years 739 In more than five years 3,412 10,816 The total of future minimum sublease payments expected to be received under non-cancellable subleases at 31 March 2019 was €1,027 million. Capital commitments Company and subsidiaries Share of joint operations Group 2020 €m 2019 €m 2020 €m 2019 €m 2020 €m 2019 €m Note: 1 Commitment includes contracts placed for property, plant and equipment and intangible assets. Acquisition and disposal commitments Indus Towers On 25 April 2018, Vodafone, Bharti Airtel Limited and Vodafone Idea (previously Idea Cellular Limited) announced the merger of Indus Towers Limited (‘Indus Towers’) into Bharti Infratel Limited (‘Bharti Infratel’), creating a combined company that will own the respective businesses of Bharti Infratel and Indus Towers. Indus Towers is currently jointly owned by Bharti Infratel (42%), Vodafone (42%), Vodafone Idea (11.15%) and Providence (4.85%). Bharti group and Vodafone will jointly control the combined company, in accordance with the terms of a new shareholders’ agreement. Vodafone Idea has the option to either sell its 11.15% shareholding in Indus Towers for cash or receive new shares in the combined company. Providence has the option to elect to receive cash or shares in the combined company for 3.35% of its 4.85% shareholding in Indus Towers, with the balance exchanged for shares. The final number of shares issued to Vodafone and the cash paid or shares issued to Vodafone Idea and Providence, will be subject to closing adjustments, including but not limited to movements in net debt and working capital for Bharti Infratel and Indus Towers. At the time of entering into the transaction, Vodafone would have been issued with 783.1 million new shares in the combined company, in exchange for its 42% shareholding in Indus Towers. On the basis that (a) Providence decides to sell 3.35% of its 4.85% shareholding in Indus Towers for cash and (b) Vodafone Idea decides to sell its full 11.15% shareholding in Indus Towers for cash, these shares would be equivalent to a 29.4% shareholding in the combined company. Bharti group’s shareholding will be diluted from 53.5% in Bharti Infratel today to 37.2% in the combined company. The Group has extended the long stop date on the merger agreement to 24 June 2020. Vodafone Hutchison Australia On 30 August 2018, Vodafone announced that Vodafone Hutchison Australia Pty Limited (‘VHA’) and TPG Telecom Limited (‘TPG’) had agreed to merge. Vodafone and Hutchison Telecommunications (Australia) Limited (‘HTAL’) will each own an economic interest of 25.05% in the new combined company, with TPG shareholders owning the remaining 49.9%. Of the net debt held by VHA prior to completion of the merger, Vodafone will provide a guarantee on approximately US$ 1.75 billion, which is lower than the guarantees of approximately US$ 1.75 billion and AUD 0.85 billion currently provided. On 8 May 2019, the Australian Competition and Consumer Commission (‘ACCC’) opposed the proposed merger. The Group challenged the ACCC’s decision in Federal Court. On 13 February 2020, the Federal Court allowed the proposed merger to proceed. This transaction remains subject to TPG shareholder approval. Vodafone Egypt The Group signed a memorandum of understanding with Saudi Telecom Company in January 2020 to pursue the sale of the Group’s 55% equity holding in Vodafone Egypt Telecommunications S.A.E (‘Vodafone Egypt’) for cash consideration of US$ 2.4 billion (€2.2 billion). Contracts placed for future capital expenditure not provided in the financial statements1 3,046 2,980 103 32 3,149 3,012 28. Commitments 214 AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020

OveOrviervwiew Annual Report on Form 20-F 2020 Strategic Report Strategic Report GovGeorvnearnncaence FinFainncainalcsials OthOetrhienrfoinrmfoarmtioantion Contingent liabilities are potential future cash outflows, where the likelihood of payment is considered more than remote, but is not considered probable or cannot be measured reliably. 2020 €m 2019 €m Notes: 1 Performance bonds require the Group to make payments to third parties in the event that the Group does not perform what is expected of it under the terms of any related contracts or commercial arrangements. 2 Other guarantees principally comprise Vodafone Group Plc’s guarantee of the Group’s 50% share of an AUD1.7 billion loan facility and a US$3.5 billion loan facility of its joint venture, Vodafone Hutchison Australia Pty Limited. The Group’s share of these loan balances is included in the net investment in joint venture (see note 12 “Investments in associates and joint arrangements”). UK pension schemes The Group’s main defined benefit plan is the Vodafone UK Group Pension Scheme (‘Vodafone UK Plan’) which has two segregated sections, the Vodafone Section and the CWW Section, as detailed in note 25 “Post employment benefits”. The Group has covenanted to provide security in favour of both the Vodafone Section and CWW Section whilst a deficit remains. The deficit is measured on a prescribed basis agreed between the Group and trustee. The Group provides surety bonds as the security. The level of the security has varied since inception in line with the movement in the Vodafone UK Plan deficit. At 31 March 2020 the Vodafone UK Plan retains security over €791 million (notional value) for the Vodafone Section and €198 million (notional value) for the CWW Section. The security may be substituted either on a voluntary or mandatory basis. The Company has also provided two guarantees to the Vodafone Section of the Vodafone UK Plan for a combined value up to €1.41 billion to provide security over the deficit under certain defined circumstances, including insolvency of the employers. The Company has also agreed a similar guarantee of up to €1.41 billion for the CWW Section. An additional smaller UK defined benefit plan, the THUS Plc Group Scheme, has a guarantee from the Company for up to €113 million. Legal proceedings The Company and its subsidiaries are currently, and may from time to time become, involved in a number of legal proceedings, including inquiries from, or discussions with, governmental authorities that are incidental to their operations. However, save as disclosed below, the Company does not believe that it or its subsidiaries are currently involved in (i) any legal or arbitration proceedings (including any governmental proceedings which are pending or known to be contemplated) which may have, or have had in the 12 months preceding the date of this report, a material adverse effect on the financial position or profitability of the Group; or (ii) any material proceedings in which any of the Company’s Directors, members of senior management or affiliates are either a party adverse to the Company or its subsidiaries or have a material interest adverse to the Company or its subsidiaries. Due to inherent uncertainties, the Company cannot make any accurate quantification of any cost, or timing of such cost, which may arise from any of the legal proceedings referred to in this Annual Report, however costs in complex litigation can be substantial. Indian tax cases In August 2007 and September 2007, Vodafone India Limited (‘Vodafone India’) and Vodafone International Holdings BV (‘VIHBV’) respectively received notices from the Indian tax authority alleging potential liability in connection with an alleged failure by VIHBV to deduct withholding tax from consideration paid to the Hutchison Telecommunications International Limited group (‘HTIL’) in respect of HTIL’s gain on its disposal to VIHBV of its interests in a wholly-owned Cayman Island incorporated subsidiary that indirectly held interests in Vodafone India. Following approximately five years of litigation in the Indian courts in which VIHBV sought to set aside the tax demand issued by the Indian tax authority, in January 2012 the Supreme Court of India handed down its judgement, holding that VIHBV’s interpretation of the Income Tax Act 1961 was correct, that the HTIL transaction in 2007 was not taxable in India, and that consequently, VIHBV had no obligation to withhold tax from consideration paid to HTIL in respect of the transaction. The Supreme Court of India quashed the relevant notices and demands issued to VIHBV in respect of withholding tax and interest. On 28 May 2012 the Finance Act 2012 became law. The Finance Act 2012, which amended various provisions of the Income Tax Act 1961 with retrospective effect, contained provisions intended to tax any gain on transfer of shares in a non-Indian company, which derives substantial value from underlying Indian assets, such as VIHBV’s transaction with HTIL in 2007. Further, it sought to subject a purchaser, such as VIHBV, to a retrospective obligation to withhold tax. VIHBV received a letter on 3 January 2013 from the Indian tax authority reminding it of the tax demand raised prior to the Supreme Court of India’s judgement and purporting to update the interest element of that demand to a total amount of INR142 billion, which included principal and interest as calculated by the Indian tax authority but did not include penalties. On 10 January 2014, VIHBV served an amended trigger notice on the Indian Government under the Netherlands-India Bilateral Investment Treaty (‘Dutch BIT’), supplementing a trigger notice filed on 17 April 2012, immediately prior to the Finance Act 2012 becoming effective, to add claims relating to an attempt by the Indian Government to tax aspects of the transaction with HTIL under transfer pricing rules. A trigger notice announces a party’s intention to submit a claim to arbitration and triggers a cooling off period during which both parties may seek to resolve the dispute amicably. Notwithstanding their attempts, the parties were unable to amicably resolve the dispute within the cooling off period stipulated in the Dutch BIT. On 17 April 2014, VIHBV served its notice of arbitration under the Dutch BIT, formally commencing the Dutch BIT arbitration proceedings. Performance bonds1 414 337 Other guarantees2 2,908 2,943 29. Contingent liabilities and legal proceedings 221155 VoVdaofdoanfeonGeroGurpouPlpcPlc Annual Report 2020

216 Vodaffone GrroouuppPPllcc NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) In June 2016, the tribunal was fully constituted with Sir Franklin Berman KCMG QC appointed as presiding arbitrator. The Indian Government raised objections to the application of the treaty to VIHBV’s claims and to the jurisdiction of the tribunal under the Dutch BIT. On 19 June 2017, the tribunal decided to try both these jurisdictional objections along with the merits of VIHBV’s claim in February 2019. Further attempts by the Indian Government to have the jurisdiction arguments heard separately also failed. VIHBV filed its response to India’s defence in July 2018 and India responded in December 2018. The arbitration hearing took place in February 2019, and a decision is expected mid to late 2020. Separately, on 15 June 2015, Vodafone Group Plc and Vodafone Consolidated Holdings Limited served a trigger notice on the Indian Government under the United Kingdom-India Bilateral Investment Treaty (‘UK BIT’) in respect of retrospective tax claims under the Income Tax Act 1961 (as amended by the Finance Act 2012). Although relating to the same underlying facts as the claim under the Dutch BIT, the claim brought by Vodafone Group Plc and Vodafone Consolidated Holdings Limited is a separate and distinct claim under a different treaty. On 24 January 2017, Vodafone Group Plc and Vodafone Consolidated Holdings Limited served a Notice of Arbitration on the Indian Government formally commencing the arbitration. The Indian Government has indicated that it considers the arbitration under the UK BIT to be an abuse of process but this is strongly denied by Vodafone. On 22 August 2017, the Indian Government obtained an injunction from the Delhi High Court preventing Vodafone from progressing the UK BIT arbitration. Vodafone was not present when India obtained this injunction and applied to dismiss it. On 26 October 2017, the Delhi High Court varied its order to permit Vodafone to participate in the formation of the UK BIT tribunal. The UK BIT tribunal now consists of Marcelo Kohen, an Argentinian national and professor of international law in Geneva (appointed by India), Neil Kaplan, a British national (appointed by Vodafone Group Plc) and Professor Campbell McLachlan QC, a New Zealand national (appointed by the parties as presiding arbitrator). On 7 May 2018, the Delhi High Court dismissed the injunction. The Indian Government appealed the decision and hearings took place in 2018 and 2019, with frequent adjournments. The case will be heard once the courts reopen after the COVID-19 lockdown has passed. In the meantime, Vodafone has undertaken to take no steps advancing the UK BIT pending resolution of the Indian Government’s appeal. On 12 February 2016, VIHBV received a notice dated 4 February 2016 of an outstanding tax demand of INR221 billion (which included interest accruing since the date of the original demand) along with a statement that enforcement action, including against VIHBV’s indirectly held assets in India, would be taken if the demand was not satisfied. On 29 September 2017, VIHBV received an electronically generated demand in respect of alleged principal, interest and penalties in the amount of INR190.7 billion. This demand does not appear to have included any element for alleged accrued interest liability. Separate proceedings in the Bombay High Court taken against VIHBV to seek to treat it as an agent of HTIL in respect of its alleged tax on the same transaction, as well as penalties of up to 100% of the assessed withholding tax for the alleged failure to have withheld such taxes, were listed for hearing at the request of the Indian Government on 21 April 2016 despite the issue having been ruled upon by the Supreme Court of India. The hearing has since been periodically listed and then adjourned or not reached hearing. VIHBV and Vodafone Group Plc will continue to defend vigorously any allegation that VIHBV or Vodafone India is liable to pay tax in connection with the transaction with HTIL and will continue to exercise all rights to seek redress including pursuant to the Dutch BIT and the UK BIT. We have not recorded a provision in respect of the retrospective provisions of the Income Tax Act 1961 (as amended by the Finance Act 2012) and any tax demands based upon such provisions. Other Indian tax cases Vodafone India Services Private Limited (‘VISPL’) (formerly 3GSPL) is involved in a number of tax cases with total claims exceeding €450 million plus interest, and penalties of up to 300% of the principal. VISPL tax claims VISPL has been assessed as owing tax of approximately €258 million (plus interest of €521 million) in respect of (i) a transfer pricing margin charged for the international call centre of HTIL prior to the 2007 transaction with Vodafone for HTIL assets in India; (ii) the sale of the international call centre by VISPL to HTIL; and (iii) the acquisition of and/or the alleged transfer of options held by VISPL for Vodafone India. The first two of the three heads of tax are subject to an indemnity by HTIL. The larger part of the potential claim is not subject to any indemnity. VISPL unsuccessfully challenged the merits of the tax demand in the statutory tax tribunal and the jurisdiction of the tax office to make the demand in the High Court. The Tax Appeal Tribunal heard the appeal and ruled in the Tax Office’s favour. VISPL lodged an appeal (and stay application) in the Bombay High Court which was concluded in early May 2015. On 13 July 2015 the tax authorities issued a revised tax assessment reducing the tax VISPL had previously been assessed as owing in respect of (i) and (ii) above. In the meantime, (i) a stay of the tax demand on a deposit of £20 million and (ii) a corporate guarantee by VIHBV for the balance of tax assessed remain in place. On 8 October 2015, the Bombay High Court ruled in favour of Vodafone in relation to the options and the call centre sale. The Tax Office has appealed to the Supreme Court of India. A hearing has been adjourned with no specified date. Indian regulatory cases Litigation remains pending in the Telecommunications Dispute Settlement Appellate Tribunal (‘TDSAT’), High Courts and the Supreme Court of India in relation to a number of significant regulatory issues including mobile termination rates, spectrum and licence fees, licence extension and 3G intracircle roaming. Vodafone Idea As part of the agreement to merge Vodafone India and Idea Cellular, the parties agreed a mechanism for payments between the Group and Vodafone Idea Limited (‘VIL’) pursuant to the crystallisation of certain identified contingent liabilities in relation to legal, regulatory, tax and other matters, including the AGR case, and refunds relating to Vodafone India and Idea Cellular. Cash payments or cash receipts relating to the aforementioned matters must have been made or received by VIL before any amount becomes due from or owed to the Group. Any future payments by the Group to VIL as a result of this agreement would only be made after satisfaction of this and other contractual conditions. 29. Contingent liabilities and legal proceedings (continued) 216 AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020

OveOrvveiervwiew Strategic Report Strategic Report GovGeorvnearnncaence FinFainncainalcsials OthOetrhienrfoinrmfoarmtioantion The Group’s potential exposure under this mechanism is capped at INR 84 billion (approximately €1 billion). Having considered the payments made and refunds received by VIL in relation to certain contingent liabilities relating to Vodafone India and Idea Cellular, including those relating to the AGR case, and the significant uncertainties in relation to VIL’s ability to settle all liabilities relating to the AGR judgement, the Group has assessed a cash outflow of €235 million under the agreement to be probable at this time. On 22 April 2020, the Group announced that it has made an advance payment of US $200 million to VIL for amounts likely to be due under the terms of this mechanism. 3G Intra Circle Roaming: Vodafone India and others v Union of India In April 2013, the Indian Department of Telecommunications (‘DoT’) issued a stoppage notice to Vodafone India’s operating subsidiaries and other mobile operators requiring the immediate stoppage of the provision of 3G services on other operators’ mobile networks in an alleged breach of licence claim. The DoT also imposed a fine of approximately €5.5 million. Vodafone India applied to the Delhi High Court for an order quashing the DoT’s notice. Interim relief from the notice was granted (but limited to existing customers at the time with the effect that Vodafone India was not able to provide 3G services to new customers on other operators’ 3G networks pending a decision on the issue). The dispute was referred to the TDSAT for decision, which ruled on 28 April 2014 that Vodafone India and the other operators were permitted to provide 3G services to their customers (current and future) on other operators’ networks. The DoT has appealed the judgement and sought a stay of the tribunal’s judgement. The DoT’s stay application was rejected by the Supreme Court of India. The matter is pending before the Supreme Court of India. Other public interest litigation Three public interest litigations have been initiated in the Supreme Court of India against the Indian Government and private operators on the grounds that the grant of additional spectrum beyond 4.4/6.2MHz was illegal. The cases seek appropriate investigation and compensation for the loss to the exchequer. One time spectrum charges: Vodafone India v Union of India The Indian Government has sought to impose one time spectrum charges of approximately €400 million on certain operating subsidiaries of Vodafone India. Vodafone India filed a petition before the TDSAT challenging the one time spectrum charges on the basis that they are illegal, violate Vodafone India’s licence terms and are arbitrary, unreasonable and discriminatory. The tribunal stayed enforcement of the Government’s spectrum demand pending resolution of the dispute. In July 2019, the TDSAT upheld the demand, in part, and in October VIL filed an appeal which was heard in the Supreme Court in March 2020. The Court rejected VIL’s appeal, upholding the TDSAT order. The DoT may now seek payment in accordance with that order. Adjusted Gross Revenue (‘AGR’) dispute before the Supreme Court of India: VIL and others v Union of India The DoT has been in dispute with telecom service providers in India for over a decade concerning the correct interpretation of licence provisions for fees based on AGR, a concept that is used in the calculation of licence and other fees payable by telecom service providers. On an appeal to the Supreme Court from a decision of the TDSAT substantially upholding the telecom service providers’ interpretation of AGR, the Supreme Court on 24 October 2019 held against the telecom service providers, including VIL. The Supreme Court’s ruling in favour of the DoT rendered the telecom service providers, including VIL, liable for principal, interest, penalties and interest on penalties on demands of the DoT in relation to licence fees. The DoT demands became due and payable within three months of the Supreme Court judgement. In November 2019, the DoT issued an order for the AGR judgement debt to be determined through self-assessment and paid on or before 23 Janu-ary 2020. VIL and other operators filed review petitions against the judgement, which were heard and dismissed on 16 January 2020. On 23 January 2020, the DoT announced that it would not take coercive action against telecom service providers which have not repaid their respective AGR judgement debts. Consequently, VIL and others did not pay any amount to the DoT. On 14 February 2020, after hearing applications from VIL and other operators, the Supreme Court ordered the DoT to withdraw its non-coercive order as well as requiring all Directors of VIL and other relevant operators to show cause as to why contempt proceedings should not be brought against them. On 17 February, 20 February and 16 March 2020, the company made payments totalling INR 68.5 billion (€0.8 billion) to the DoT. In another hearing on 18 March 2020, the Supreme Court ordered that no exercise of self-assessment/re-assessment should be performed and that the dues, as calculated by the DoT, should apply as per their origi-nal ruling in October 2019. On 18 June 2020, the Supreme Court considered an affidavit filed by VIL within which it was submitted that VIL would require the time period of twenty years, as proposed to the Supreme Court by the DoT, to make good its judgement debt liability and that banks were unable to provide any new guarantees as security. The Supreme Court requested that all telecom service providers provide additional financial and tax information and make further judgement debt re-payments, in good faith, before the next hearing listed for the third week of July 2020. Based on submissions of the DoT in the Supreme Court proceedings (which the Group is unable to confirm as to their accuracy), VIL’s current liability appears to be INR 514 billion (€6.2 billion). Other cases in the Group Patent litigation Germany The telecoms industry is currently involved in significant levels of patent litigation brought by non-practising entities (‘NPEs’) which have acquired patent portfolios from current and former industry companies. Vodafone is currently a party to patent litigation cases in Germany brought against Vodafone Germany by IPCom and Intellectual Ventures. Vodafone has contractual indemnities from suppliers which have been invoked in relation to the alleged patent infringement liability. Spain Vodafone Group Plc has been sued in Spain by TOT Power Control (‘TOT’), an affiliate of Top Optimized Technologies. The claim makes a number of allegations including patent infringement, with TOT initially seeking over €500 million from Vodafone Group Plc as well as an injunction against using the technology in question. Vodafone’s initial challenge of the appropriateness of Spain as a venue for this dispute was denied. Vodafone Group Plc appealed the denial and was partially successful. In a decision dated 30 October 2017, the court ruled that while it did have jurisdiction to hear the infringement case relating to the Spanish patent, it was not competent to hear TOT’s contractual and competition law claims. This decision is subject to appeal. TOT’s application for an injunction was unsuccessful and TOT is appealing. The trial took place in September 2018 and in January 2020 judgement was handed down in Vodafone’s favour. TOT has appealed but is no longer seeking €500 million from Vodafone Group Plc. 221177 VoVdaofdoanfeonGeroGurpouPlpcPlc AnAnunanluRaelpRoerpt onrtF2o0rm2020-F 2020

AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020 2020 NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) UK On 22 February 2019, IPCom sued Vodafone Group Plc and Vodafone Limited for alleged patent infringement of two patents claimed to be essen-tial to UMTS and LTE network standards. If IPCom could have established that one or more of its patents were valid and infringed, it could have sought an injunction against the UK network if a global licence for the patents was not agreed. The Court ordered expedited trials of the infringe-ment and validity issues. The first was in November 2019 and the second in May 2020. However, after the trial in November 2019 the risk of injunc-tion was removed, and IPCom has given up the second trial listed for May 2020. TOT, which had previously sued Vodafone in Spain, in December 2019 brought a similar claim in the English High Court. Vodafone is challenging jurisdiction. Germany: Kabel Deutschland takeover - class actions The German courts have been determining the adequacy of the mandatory cash offer made to minority shareholders in Vodafone’s takeover of Kabel Deutschland. Hearings took place in May 2019 and a decision was delivered in November 2019 in Vodafone’s favour, rejecting all claims by minority shareholders. A number of shareholders have appealed. Italy: British Telecom (Italy) v Vodafone Italy The Italian Competition Authority concluded an investigation in 2007 when Vodafone Italy gave certain undertakings in relation to allegations that it had abused its dominant position in the wholesale market for mobile termination. In 2010, British Telecom (Italy) brought a civil damages claim against Vodafone Italy on the basis of the Competition Authority’s investigation and Vodafone Italy’s undertakings. British Telecom (Italy) sought damages in the amount of €280 million for abuse of dominant position by Vodafone Italy in the wholesale fixed to mobile termination market for the period from 1999 to 2007. A court appointed expert delivered an opinion to the Court that the range of damages in the case should be in the region of €10 million to €25 million which was reduced in a further supplementary report published in September 2014 to a range of €8 million to €11 million. Judgement was handed down by the court in August 2015, awarding €12 million (including interest) to British Telecom (Italy). British Telecom (Italy) appealed the amount of the damages to the Court of Appeal of Milan. In addition, British Telecom (Italy) has asked again for a reference to the European Court of Justice for an interpretation of the European community law on antitrust damages. Vodafone Italy also filed an appeal which was successful. British Telecom (Italy) was ordered to repay to Vodafone Italy the €12 million with interest and legal costs. British Telecom (Italy) filed an appeal to the Supreme Court in September 2018. A decision is not expected for several years. Italy: Telecom Italia v Vodafone Italy (‘TeleTu’) Telecom Italia brought civil claims against Vodafone Italy in relation to TeleTu’s alleged anti-competitive retention of customers. Telecom Italia seeks damages in the amount of €101 million. The Court decided on 9 June 2015 to appoint an expert to verify whether TeleTu has put in place anticompetitive retention activities. The expert prepared a draft report with a range of damages from €nil - €9 million. Vodafone filed its defences in December 2019 and a decision is expected during 2020. Italy: Iliad v Vodafone Italy In August 2019, Iliad filed a claim for €500 million against Vodafone Italy in the Civil Court of Milan. The claim alleges anti-competitive behaviour in relation to portability and certain advertising campaigns by Vodafone Italy. A number of preliminary hearings have taken place, and in May 2020 the Court rejected Iliad’s requests for interim measures. Iliad did not appeal. The next hearing on damages will take place in October 2020. Italian competition regulator On 15 February 2018, the Italian competition regulator (AGCM) started proceedings against TIM, Fastweb, Wind/3 and the national telecom industry association (Asstel) as well as Vodafone Italy, alleging that the Italian telecoms operators shared competitively sensitive information and coordinated their initiatives in relation to their responses to a legislative change requiring them to switch from 28-day to monthly billing cycles. The telecom operators submitted their written responses to the AGCM’s Statement of Objections, denying all allegations. On 31 January 2020 the AGCM issued its decision, imposing fines totalling €229 million against the operators, including €60 million against Vodafone. Vodafone Italy is appealing this deci-sion. Greece: Papistas Holdings SA, Mobile Trade Stores (formerly Papistas SA) and Athanasios and Loukia Papistas v Vodafone Greece, Vodafone Group Plc and certain Directors and Officers of Vodafone In December 2013, Mr. and Mrs. Papistas, and companies owned or controlled by them, brought three claims in the Greek court in Athens against Vodafone Greece, Vodafone Group Plc and certain Directors and officers of Vodafone Greece and Vodafone Group Plc for purported damage caused by the alleged abuse of dominance and wrongful termination of a franchise arrangement with a Papistas company. Approximately €1.0 billion of the claim was directed exclusively at two former Directors of Vodafone. The balance of the claim (approximately €285.5 million) was sought from Vodafone Greece and Vodafone Group Plc on a joint and several basis. Both cases were adjourned to a hearing in September 2018, at which the plaintiffs withdrew all of their claims against Vodafone and its Directors. On 31 December 2018, the plaintiff filed a new, much lower value claim against Vodafone Greece, dropping the individual Directors and Vodafone Group Plc as defendants. On 5 April 2019, Mr Papistas withdrew this latest lawsuit, but in October 2019 filed several new cases against Vodafone Greece with a total value of approximately €330 million. Vodafone filed a counter claim and all claims were heard in February 2020, although Mr Papistas did not make the stamp duty payments required by the Court to have his case considered. In June 2020, the Court issued judgment in respect of the first part of Mr Papistas’ claims, dismissing them for non-payment of the court stamp duty. Netherlands: Consumer credit/handset case In February 2016, the Dutch Supreme Court ruled on the Dutch implementation of the EU Consumer Credit Directive and “instalment sales agreements” (a Dutch law concept), holding that bundled “all-in” mobile subscription agreements (i.e. device along with mobile services) are considered consumer credit agreements. As a result, VodafoneZiggo, together with the industry, has been working with the Ministry of Finance and the Competition Authority on compliance requirements going forward for such offers. The ruling also has retrospective effect. 29. Contingent liabilities and legal proceedings (continued) 2188 VVooddaaffoonnee GGrroouuppPPllcc

Ov Overvew ervew Strategc Report Strategc Report Go Governance vernance Fnancals Fnancals O Other nformaton ther nformaton A number of small clams were submtted by ndvdual customers n the small clams courts. On 15 February 2018, Consumentenbond (a clams agency) ntated collectve clam proceedngs aganst VodafoneZggo, Tele2, T-Moble and now KPN. A prelmnary understandng has been reached wth the clams agency and the Dutch Consumer Federaton, to be fnalsed durng 2020. As a result, the collectve clam proceedngs aganst VodafoneZggo have been wthdrawn. UK: Phones 4U n Admnstraton v Vodafone Lmted and Vodafone Group Plc and Others n December 2018 the admnstrators of former UK ndrect seller Phones 4U sued the three man UK moble network operators (MNOs), ncludng Vodafone, and ther parent companes. The admnstrators allege a conspracy between the MNOs to pull ther busness from Phones 4U thereby causng ts collapse. The value of the clam s not pleaded but we understand t to be the total value of the busness, possbly around £1 bllon. Voda-fone’s alleged share of the lablty s also not pleaded. Vodafone fled ts defence on 18 Aprl 2019, along wth several other defendants, and the Admnstrators fled ther Reples n October 2019. A case management hearng took place n March 2020, wth another one scheduled for July 2020. The Group has a number of related partes ncludng jont arrangements and assocates, penson schemes and Drectors and Executve Commttee members (see note 12 “nvestments n assocates and jont arrangements”, note 25 “Post employment benefts” and note 23 “Drectors and key management compensaton”). Transactons wth jont arrangements and assocates Related party transactons wth the Group’s jont arrangements and assocates prmarly comprse fees for the use of products and servces ncludng network artme and access charges, fees for the provson of network nfrastructure and cash poolng arrangements. No related party transactons have been entered nto durng the year whch mght reasonably affect any decsons made by the users of these consoldated fnancal statements except as dsclosed below. 2020 2019 2018 €m €m €m Sales of goods and servces to assocates 32 27 19 Purchase of goods and servces from assocates 4 3 1 Sales of goods and servces to jont arrangements 305 242 194 Purchase of goods and servces from jont arrangements 97 192 199 Net nterest ncome recevable from jont arrangements1 71 96 120 Trade balances owed: by assocates 4 1 4 to assocates 4 3 2 by jont arrangements 157 193 107 to jont arrangements 37 25 28 Other balances owed by jont arrangements1 1,083 997 1,328 Other balances owed to jont arrangements2 2,017 169 150 Notes: 1 Amounts arse prmarly through VodafoneZggo, Vodafone Hutchson Australa and nwt S.p.A.. nterest s pad n lne wth market rates. 2 Amounts for the year ended 31 March 2020 are prmarly n relaton to leases of tower space from NWT S.p.A. Dvdends receved from assocates and jont ventures are dsclosed n the consoldated statement of cash flows. Transactons wth Drectors other than compensaton Durng the three years ended 31 March 2020, and as of 2 July 2020, no Drector nor any other executve offcer, nor any assocate of any Drector or any other executve offcer, was ndebted to the Company. Durng the three years ended 31 March 2020 and as of 2 July 2020, the Company has not been a party to any other materal transacton, or proposed transactons, n whch any member of the key management personnel (ncludng Drectors, any other executve offcer, senor manager, any spouse or relatve of any of the foregong or any relatve of such spouse) had or was to have a drect or ndrect materal nterest. Accelerated payment to Vodafone dea On 22 Aprl 2020, the Group announced that t had accelerated a payment of US $200 mllon to Vodafone dea, whch was due n September 2020 under the terms of the contngent lablty mechansm (‘CLM’) wth Vodafone dea. See note 29 “Contngent labltes and legal proceedngs” for further detals. NWT - Sale of shares On 27 Aprl 2020, the Group completed the sale of equty shares n nfrastrutture Wreless talane S.p.A. (‘NWT’), equvalent to 4.3% of NWT’s share captal, for €400 mllon. The Group contnues to hold 33.2% of NWT’s equty shares and NWT contnues to be a jont venture of the Group. 31. Subsequent events 30. Related party transactons 221199 VoVdaofdoanfeonGeroGurpouPlpcPlc AnAnunanluRaelpRoerpt onrtF2o0rm2020-F 2020

VAondnaufaol nRe pGorortu2p0P2l0c Annual Report on Form 20-F 2020 NNootteessttootthheeccoonnsosoldladtaetdedfnfannacnaclastlastteamteemntesn(tcso(nctonnutendu)ed) The Group dd not restate comparatve perods on adopton of FRS 15 on 1 Aprl 2018; therefore, ths note provdes nformaton about the Group’s revenue accountng polcy under the prevous accountng rules as appled n the year ended 31 March 2018. Revenue accountng polcy under AS 18 Revenue s recognsed to the extent the Group has delvered goods or rendered servces under an agreement, the amount of revenue can be measured relably and t s probable that the economc benefts assocated wth the transacton wll flow to the Group. Revenue s measured at the far value of the consderaton recevable, exclusve of sales taxes and dscounts. The Group prncpally obtans revenue from provdng moble and fxed telecommuncaton servces ncludng: access charges, voce and vdeo calls, messagng, nterconnect fees, fxed and moble broadband and related servces such as provdng televsual and musc content, connecton fees and equpment sales. Products and servces may be sold separately or n bundled packages. Revenue for access charges, voce and vdeo calls, messagng and fxed and moble broadband provded to contract customers s recognsed as servces are performed, wth unblled revenue resultng from servces already provded accrued at the end of each perod and unearned revenue from servces to be provded n future perods deferred. Revenue from the sale of prepad credt s deferred untl such tme as the customer uses the artme, or the credt expres. Revenue from nterconnect fees s recognsed at the tme the servces are performed. Revenue for the provson of televsual and musc content s recognsed when or as the Group performs the related servce and, dependng on the nature of the servce, s recognsed ether at the gross amount blled to the customer or the amount recevable by the Group as commsson for facltatng the servce. Customer connecton revenue s recognsed together wth the related equpment revenue to the extent that the aggregate equpment and connecton revenue does not exceed the far value of the equpment delvered to the customer. Any customer connecton revenue not recognsed, together wth any related excess equpment revenue, s deferred and recognsed over the perod n whch servces are expected to be provded to the customer. Revenue for devce sales s recognsed when the devce s delvered to the end customer and the sgnfcant rsks and rewards of ownershp have transferred. For devce sales made to ntermedares, revenue s recognsed f the sgnfcant rsks assocated wth the devce are transferred to the ntermedary and the ntermedary has no general rght to return the devce to receve a refund. f the sgnfcant rsks are not transferred, revenue recognton s deferred untl sale of the devce to an end customer by the ntermedary or the expry of any rght of return. n revenue arrangements ncludng more than one delverable, the arrangements are dvded nto separate unts of accountng. Delverables are consdered separate unts of accountng f the followng two condtons are met: () the delverable has value to the customer on a stand-alone bass and () there s evdence of the far value of the tem. The arrangement consderaton s allocated to each separate unt of accountng based on ts relatve far value. The Group generally determnes the far value of ndvdual elements based on prces at whch the delverable s regularly sold on a stand-alone bass after consderng any approprate volume dscounts. Revenue allocated to delverables s restrcted to the amount that s recevable wthout the delvery of addtonal goods or servces. Ths restrcton typcally apples to revenue recognsed for devces provded to customers, ncludng handsets. Contract-related costs ntermedares are gven cash ncentves by the Group to connect new customers and upgrade exstng customers. For ntermedares who do not purchase products and servces from the Group, such cash ncentves are accounted for as an expense. Such cash ncentves to other ntermedares are also accounted for as an expense f:  the Group receves an dentfable beneft n exchange for the cash ncentve that s separable from sales transactons to that ntermedary; and  the Group can relably estmate the far value of that beneft. Cash ncentves that do not meet these crtera are recognsed as a reducton of the related revenue. Crtcal accountng judgements appled n the recognton of revenue under AS 18 Gross versus net presentaton When the Group sells goods or servces as a prncpal, ncome and payments to supplers are reported on a gross bass n revenue and operatng costs. f the Group sells goods or servces as an agent, revenue and payments to supplers are recorded n revenue on a net bass, representng the margn earned. Whether the Group s consdered to be the prncpal or an agent n the transacton depends on analyss by management of both the legal form and substance of the agreement between the Group and ts busness partners; such judgements mpact the amount of reported revenue and operatng expenses but do not mpact reported assets, labltes or cash flows. 32. AS 18 bass prmary statements 2200 Vodafone Group Plc

221 Vodafone Group Plc
Annual Report on Form 20-F 2020

Overview
Strategic Report
Governance
Financials
Other information

33. Related undertakings

A full list of all of our subsidiaries, joint arrangements and associated undertakings is detailed below.

A full list of subsidiaries, joint arrangements and associated undertakings (as defined in the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008) as at 31 March 2020 is detailed below. No subsidiaries are excluded from the Group consolidation. Unless otherwise stated the Company's subsidiaries all have share capital consisting solely of ordinary shares and are indirectly held. The percentage held by Group companies reflect both the proportion of nominal capital and voting rights unless otherwise stated.

Subsidiaries

Accounting policies

A subsidiary is an entity controlled by the Company. Control is achieved where the Company has existing rights that give it the current ability to direct the activities that affect the Company's returns and exposure or rights to variable returns from the entity. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Group. All intra-group transactions, balances, income and expenses are eliminated on consolidation. Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Group's equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling shareholder's share of changes in equity since the date of the combination. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Company name	% of share class held by Group Companies	Share class
Albania		
Autostrada Tirane-Durres, Rruga: "Pavaresia", Nr 61, Kashar, Tirana, Albania		
Vodafone Albania Sh.A	99.94	Ordinary shares
Angola		
Rua Fernao de Sousa, Condominio do Benga, 10A, Vila Alice, Luanda, Angola		
Vodacom Business (Angola) Limitada[5]	59.89	Ordinary shares
Argentina		
Cerrito 348, 5 to B, C1010AAH, Buenos Aires, Argentina		
CWGNL S.A.	100.00	Ordinary shares
Australia		
Level 1, 177 Pacific Highway, North Sydney NSW 2060, Australia		
Talkland Australia Pty Limited	100.00	Ordinary shares
Mills Oakley, Level 7, 151 Clarence Street, Sydney NSW 2000, Australia		
Vodafone Enterprise Australia Pty Limited	100.00	Ordinary shares
Austria		
c/o Stolitzka & Partner Rechtsanwälte OG, Kärntner Ring 12, 3. Stock, 1010, Wien, Austria		
Vodafone Enterprise Austria GmbH	100.00	Ordinary shares
Bahrain		
RSM Bahrain, 3rd floor Falcon Tower, Diplomatic Area, Manama, PO BOX 11816, Bahrain		
Vodafone Enterprise Bahrain W.L.L	100.00	Ordinary shares

Company name	% of share class held by Group Companies	Share class
Belgium		
Malta House, rue Archimède 25, 1000 Bruxelles, Belgium		
Vodafone Belgium SA/NV	100.00	Ordinary shares
Brazil		
Avenida Cidade Jardim, 400, 7th and 20th Floors, Jardim Paulistano, São Paulo, Brazil, 01454-000		
Vodafone Serviços Empresariais Brasil Ltda.	100.00	Ordinary shares
Av José Rocha Bonfim, 214, Cond Praça Capital – Edifício Toronto, sls 228/229 13080-900 Jardim Santa Genebra – Campinas, São Paulo, Brazil		
Cobra do Brasil Serviços de Telemàtica ltda. (in process of dissolution)	70.00	Ordinary shares
Av Paulista 74-4 andar, Sala 427, Bela Vista, CEP, 01311 – 902, São Paulo, Brazil		
Vodafone Empresa Brasil Telecomunicações Ltda	100.00	Ordinary shares
Bulgaria		
10 Tsar Osvoboditel Blvd., 3rd Floor, Spredets Region, Sofia, 1000, Bulgaria		
Vodafone Enterprise Bulgaria EOOD	100.00	Ordinary shares
Cameroon		
Porte 201A 3eme Etage Entree C, immeuble SOCAR, Boulevard de la liberte, Akwa, Douala, Cameroon		
Vodacom Business Cameroon SA[5]	60.50	Ordinary shares
Canada		
3280 Bloor Street West, Suite 1140, 11 Floor, Centre Tower, Toronto ON M8X 2X3, Canada		
Vodafone Canada Inc.	100.00	Common shares

Company name	% of share class held by Group Companies	Share class
Cayman Islands		
190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands		
CGP Investments (Holdings) Limited	100.00	Ordinary shares
Chile		
222 Miraflores, P.28, Santiago, Metrop, 97-763, Chile		
Vodafone Enterprise Chile S.A.	100.00	Ordinary shares
China		
Building 21, 11, Kangding St., BDA, Beijing, 100176 – China, China		
Vodafone Automotive Technologies (Beijing) Co., Ltd	100.00	Ordinary shares
Level 9, Tower 2, China Central Place, Room 940, No.79 Jianguo Road, Chaoyang District, Beijing, 100025, China		
Vodafone China Limited (China) (in process of dissolution)	100.00	Equity interest shares
Vodafone Enterprise Communications Technical Service (Shanghai) Co., Ltd. Beijing Branch	100.00	Branch
Room 1603, 16th Floor, 1200 Pudong Avenue, China (S, 1200 Pudong Avenue, Free Trade Zone, Shanghai, China		
Vodafone Enterprise Communications Technical Service (Shanghai) Co., Ltd.	100.00	Ordinary shares
Congo, The Democratic Republic of the		
292 Avenue de La Justice, Commune de la Gombe, Kinshasa, Congo		
Vodacom Congo (RDC) SA[4]	30.85	Ordinary shares
Cyprus		
Ali Rıza Efendi Caddesi No:33/A Ortaköy, Lefkoşa, Cyprus		
Vodafone Mobile Operations Limited	100.00	Ordinary shares

222 Vodafone Group Plc
Annual Report on Form 20-F 2020

Notes to the consolidated financial statements (continued)

33. Related undertakings (continued)

Czech Republic

náměstí Junkových 2, Prague 5, Czech Republic, 155 00, Czech Republic		
Oskar Mobil S.R.O.	100.00	Ordinary shares
Nadace Vodafone Česká Republika	100.00	Trustee
Vodafone Czech Republic A.S.	100.00	Ordinary shares
Vodafone Enterprise Europe (UK) Limited - Czech Branch [2]	100.00	Branch
Praha 4, Nusle, Závišova 502/5, 14000, Czech Republic		
UPC Česká republika, s.r.o. (merged with Vodafone Czech Republic A.S. on 1 April 2020)	100.00	Ordinary shares
UPC Infrastructure, s.r.o. (merged with Vodafone Czech Republic A.S. on 1 April 2020)	100.00	Ordinary shares
UPC Real Estate, s.r.o.	100.00	Ordinary shares
Vodafone Towers Czech Republic 1 s.r.o.	100.00	Ordinary shares
Vodafone Towers Czech Republic 2 s.r.o.	100.00	Ordinary shares

Denmark

Tuborg Boulevard 12, 2900, Hellerup, Denmark		
Vodafone Enterprise Denmark A/S	100.00	Ordinary (DKK) shares

Egypt

17 Port Said Street, Maadi El Sarayat, Cairo, Egypt		
Vodafone For Trading	54.95	Ordinary shares
37 Kaser El Nil St, 4th. Floor, Cairo, Egypt		
Starnet	55.00	Ordinary shares
54 El Batal Ahmed Abed El Aziz, Mohandseen, Giza, Egypt		
Sarmady Communications	55.00	Ordinary shares
Piece No. 1215, Plot of Land No. 1/14a, 6th October City, Egypt		
Vodafone International Services LLC	100.00	Ordinary shares
Site No 15/3C, Central Axis, 6th October City, Egypt		
Vodafone Egypt Telecommunications S.A.E.	55.00	Ordinary shares
Smart Village C3 Vodafone Building, Egypt		
Vodafone Data	55.00	Ordinary shares

Finland

c/o Eversheds Asianajotoimisto Oy, Fabianinkatu 29 B, Helsinki, 00100, Finland		
Vodafone Enterprise Finland OY	100.00	Ordinary shares

France

1300 route de Cretes, Le WTC, Bat I1, 06560, Valbonne Soph, France		
Vodafone Automotive Telematics Development S.A.S	100.00	Ordinary shares
EuroPlaza Tour, 20 Avenue Andre Prothin, La Défense Cedex-France (149153), 92400, Courbevoie, France		
Vodafone Automotive France S.A.S	100.00	Ordinary shares
Vodafone Enterprise France SAS	100.00	New euro shares
Rue Champollion, 22300, Lannion, France		
Apollo Submarine Cable System Ltd – French Branch [2]	100.00	Branch

Germany

Aachener Str. 746-750, 50933, Köln, Germany		
Arena Sport Rechte Marketing GmbH i.L (in liquidation)	100.00	Ordinary shares
Vodafone Administration GmbH	100.00	Ordinary shares
Vodafone BW GmbH	100.00	Ordinary shares
Vodafone Hessen GmbH & Co. KG	100.00	Ordinary shares
Vodafone Management GmbH	100.00	Ordinary shares
Vodafone NRW GmbH	100.00	Ordinary shares
Vodafone West GmbH	100.00	Ordinary shares
Altes Forsthaus 2, 67661, Kaiserslautern, Germany		
TKS Telepost Kabel-Service Kaiserslautern GmbH [3]	76.76	Ordinary shares
Betastraße 6-8, 85774 Unterföhring, Germany		
Kabel Deutschland Holding AG [3]	76.76	Ordinary shares
Kabel Deutschland Neunte Beteiligungs GmbH	100.00	Ordinary shares
Kabel Deutschland Siebte Beteiligungs GmbH [3]	76.76	Ordinary shares
Vodafone Kabel Deutschland GmbH [3]	76.76	Ordinary shares
Vodafone Kabel Deutschland Kundenbetreuung GmbH [3]	76.76	Ordinary shares
Buschurweg 4, 76870, Kandel, Germany		
Vodafone Automotive Deutschland GmbH	100.00	Ordinary shares
Ferdinand-Braun-Platz 1, 40549, Duesseldorf, Germany		
CRVSH GmbH	100.00	Ordinary shares
Vodafone Enterprise Germany GmbH	100.00	Ordinary shares
Vodafone GmbH	100.00	Ordinary A shares, Ordinary B shares
Vodafone Group Services GmbH	100.00	Ordinary shares
Vodafone Institut für Gesellschaft und Kommunikation GmbH	100.00	Ordinary shares
Vodafone Stiftung Deutschland Gemeinnutzige GmbH	100.00	Ordinary shares
Vodafone Towers Germany GmbH	100.00	Ordinary shares
Vodafone Vierte Verwaltungs AG	100.00	Ordinary shares
Friedrich-Wilhelm-Strasse 2, 38100, Braunschweig, Germany		
KABELCOM Braunschweig Gesellschaft Fur Breitbandkabel-Kommunikation Mit Beschrankter Haftung [3]	76.76	Ordinary shares
Helmholtzstaße. 2-9, Gerbäude F10587, Berlin, Germany		
Vodafone Service GmbH	100.00	Ordinary shares
Holzmarkt 1, 50676, Köln, North Rhine-Westphalia, Germany		
Grandcentrix GmbH	100.00	Ordinary shares
Nobelstrasse 55, 18059, Rostock, Germany		
"Urbana Teleunion" Rostock GmbH & Co.KG [3]	53.73	Ordinary shares
Seilerstrasse 18, 38440, Wolfsburg, Germany		
KABELCOM Wolfsburg Gesellschaft Fur Breitbandkabel-Kommunikation Mit Beschrankter Haftung [3]	76.76	Ordinary shares

Ghana

Telecom House, Nsawam Road, Accra-North, Greater Accra Region, PMB 221, Ghana		
Ghana Telecommunications Company Limited	70.00	Ordinary shares Preference shares
National Communications Backbone Company Limited	70.00	Ordinary shares
Vodafone Ghana Mobile Financial Services Limited	70.00	Ordinary shares

Greece

1-3 Tzavella str, 152 31 Halandri, Athens, Greece		
Vodafone-Panafon Hellenic Telecommunications Company S.A.	99.87	Ordinary shares
12,5 km National Road Athens – Lamia, Metamorfosi / Athens, 14452, Greece		
Vodafone Innovus S.A.	99.87	Ordinary shares
Pireos 163 & Ehelidon, Athens, 11854, Greece		
360 Connect S.A.	99.87	Ordinary shares

Guernsey

Martello Court, Admiral Park, St. Peter Port, GY1 3HB, Guernsey		
FB Holdings Limited	100.00	Ordinary shares
Le Bunt Holdings Limited	100.00	Ordinary shares
Silver Stream Investments Limited	100.00	Ordinary shares
Roseneath, The Grange, St Peter Port, GY1 2QJ, Guernsey		
VBA Holdings Limited [5]	60.50	Ordinary shares and non-voting, irredeemable, non-cumulative preference shares
VBA International Limited [5]	60.50	Ordinary shares, and non-voting, irredeemable, non-convertible, non-cumulative preference shares

Hong Kong

Level 24, Dorset House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong		
Vodafone Enterprise Hong Kong Ltd	100.00	Ordinary shares

Hungary

40-44 Hungaria Krt., Budapest, H-1087, Hungary		
VSSB Vodafone Shared Services Budapest Private Limited Company	100.00	Registered ordinary shares
6 Lechner Ödön fasor, Budapest, 1096, Hungary		
Vodafone Magyarország Mobile Távközlési Zártkörűen Működő Részvénytársaság	100.00	Series A Registered common shares

223 Vodafone Group Plc
Annual Report on Form 20-F 2020

Overview
Strategic Report
Governance
Financials
Other information

India

10th Floor, Tower A&B, Global Technology Park, (Maple Tree Building), Marathahalli Outer Ring Road, Devarabeesanahalli Village, Varthur Hobli, Bengaluru, Karnataka, 560103, India

Cable and Wireless (India) Limited – Branch [2]	100.00	Branch
Cable and Wireless Global (India) Private Limited	100.00	Ordinary shares
Cable & Wireless Networks India Private Limited	100.00	Equity shares

201 - 206, Shiv Smriti Chambers, 49/A, Dr. Annie Besant Road, Worli, Mumbai, Maharashtra, 400018, India

AG Mercantile Company Private Limited	100.00	Equity shares
Jaykay Finholding (India) Private Limited	100.00	Equity shares, Preference shares
MV Healthcare Services Private Limited	100.00	Equity shares, Preference shares
Nadal Trading Company Private Limited	100.00	Equity shares
ND Callus Info Services Private Limited	100.00	Equity shares
Omega Telecom Holdings Private Limited	100.00	Equity shares
Plustech Mercantile Company Private Limited	100.00	Equity shares, Preference shares
Scorpios Beverages Pvt. Ltd	100.00	Equity shares
SMMS Investments Pvt Limited	100.00	Equity shares, and 0.01% Non-convertible, cumulative, redeemable preference shares
Telecom Investments India Private Limited	100.00	Equity shares, Preference shares
UMT Investments Limited	100.00	Equity shares

Business @ Mantri, Tower A, 3rd Floor, S No.197, Wing A1 & A2, Near Hotel Four Points, Lohegaon, Pune, Maharashtra, 411014, India

Vodafone Global Services Private Ltd	100.00	Equity shares

E-47, Bankra Super Market, Bankra, Howrah, West Bengal, 711403, India

Usha Martin Telematics	100.00	Equity shares

Indiabulls Finance Center, 1201, 12 Floor, Tower 1, Senapati Bapat Road, Elphinstone (West), Maharashtra, 400013, India

Vodafone India Services Private Ltd	100.00	Ordinary shares

Ireland

13 - 18 City Quay, Dublin 2, Ireland

Cable & Wireless GN Limited (in liquidation)	100.00	Ordinary shares

24 - 26 City Quay, Dublin 2, Ireland

Stentor Limited (in liquidation)	100.00	Ordinary shares

Mountainview, Leopardstown, Dublin 18, Ireland

VF Ireland Property Holdings Limited	100.00	Ordinary euro shares
Vodafone Enterprise Global Limited	100.00	Ordinary shares
Vodafone Global Network Limited	100.00	Ordinary shares
Vodafone Group Services Ireland Limited	100.00	Ordinary shares
Vodafone Ireland Distribution Limited	100.00	Ordinary shares
Vodafone Ireland Limited	100.00	Ordinary shares
Vodafone Ireland Marketing Limited	100.00	Ordinary shares
Vodafone Ireland Retail Limited	100.00	Ordinary shares

Italy

Piazzale Luigi Cadorna, 4, 20123, Milano, Italy

Vodafone Global Enterprise (Italy) S.R.L	100.00	Ordinary shares

SS 33 del Sempione KM 35, 212, 21052 Busto Arsizio (VA), Italy

Vodafone Automotive Italia S.p.A	100.00	Ordinary shares

Via Astico 41, 21100 Varese, Italy

Vodafone Automotive Electronic Systems S.r.L	100.00	Ordinary shares
Vodafone Automotive SpA	100.00	Ordinary shares

Via Jervis 13, 10015, Ivrea, Tourin, Italy

VEI S.r.l.	100.00	Partnership interest shares
Vodafone Italia S.p.A.	100.00	Ordinary shares

Via Lorenteggio 240, 20147, Milan, Italy

Vodafone Enterprise Italy S.r.L	100.00	Euro shares
Vodafone Gestioni S.p.A.	100.00	Ordinary shares
Vodafone Servizi E Tecnologie S.R.L.	100.00	Equity shares

Via per Carpi 26/B, 42015, Correggio (RE), Italy

VND S.p.A	100.00	Ordinary shares

Japan

KAKiYa building, 9F, , 2-7-17 Shin-Yokohama, , Kohoku-ku, Yokoha- City, Kanagawa, 222-0033 , Japan

Vodafone Automotive Japan KK	100.00	Ordinary shares

Marunouchi Trust Tower North 15F, 8-1, Marunouchi 1-chome, level 15 , Chiyoda-ku, Tokyo, Japan

Vodafone Enterprise U.K. – Japanese Branch [2]	100.00	Branch
Vodafone Global Enterprise (Japan) K.K.	100.00	Ordinary shares

Jersey

44 Esplanade, St Helier, JE4 9WG, Jersey

Aztec Limited	100.00	Ordinary shares
Globe Limited	100.00	Ordinary shares
Plex Limited	100.00	Ordinary shares
Vizzavi Finance Limited	100.00	Ordinary shares
Vodafone International 2 Limited	100.00	Ordinary shares
Vodafone Jersey Dollar Holdings Limited	100.00	Limited Liability shares
Vodafone Jersey Finance	100.00	Ordinary shares, B shares, C shares, D shares, F shares, G shares
Vodafone Jersey Yen Holdings Unlimited	100.00	Limited liability shares

Kenya

6th Floor, ABC Towers, ABC Place, Waiyaki Way, Nairobi, 00100, Kenya

M-PESA Holding Co. Limited	100.00	Equity shares
Vodafone Kenya Limited	65.43	Ordinary voting shares

Korea, Republic of

3rd Floor, 54 Gongse-ro, Gieheung-gu, Yongin-si, Gyeonggi-do, Korea, Republic of

Vodafone Automotive Korea Limited	100.00	Ordinary shares

ASEM Tower level 37, 517 Yeongdong-daero, Gangnam-gu, Seoul, 135-798, Korea, Republic of

Vodafone Enterprise Korea Limited	100.00	Ordinary shares

Luxembourg

15 rue Edward Steichen, Luxembourg, 2540, Luxembourg

Tomorrow Street GP S.à r.l.	100.00	Ordinary shares
Vodafone Asset Management Services S.à r.l.	100.00	Ordinary shares
Vodafone Enterprise Global Businesses S.à r.l.	100.00	Ordinary shares
Vodafone Enterprise Luxembourg S.A.	100.00	Ordinary euro shares
Vodafone International 1 S.à r.l.	100.00	Ordinary shares
Vodafone International M S.à r.l.	100.00	Ordinary shares
Vodafone Investments Luxembourg S.à r.l.	100.00	Ordinary shares
Vodafone Luxembourg 5 S.à r.l.	100.00	Ordinary shares
Vodafone Luxembourg S.à r.l.	100.00	Ordinary shares
Vodafone Procurement Company S.à r.l.	100.00	Ordinary shares
Vodafone Real Estate S.à r.l.	100.00	Ordinary shares
Vodafone Roaming Services S.à r.l.	100.00	Ordinary shares
Vodafone Services Company S.à r.l.	100.00	Ordinary shares

Malaysia

Suite 13.03, 13th Floor, Menara Tan & Tan, 207 Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia

Vodafone Global Enterprise (Malaysia) Sdn Bhd	100.00	Ordinary shares

Malta

SkyParks Business Centre, Malta International Airport, Luqa, LQA 4000, Malta

Multi Risk Indemnity Company Limited	100.00	'A' ordinary shares, 'B' ordinary shares
Multi Risk Limited	100.00	'A' ordinary shares, 'B' ordinary shares

224 Vodafone Group Plc
Annual Report on Form 20-F 2020

Notes to the consolidated financial statements (continued)

33. Related undertakings (continued)

Mauritius

10th Floor, Standard Chartered Towers, 19 Cybercity, Ebene, Mauritius		
Mobile Wallet VM1[5]	60.50	Ordinary shares
Mobile Wallet VM2[5]	60.50	Ordinary shares
VBA (Mauritius) Limited[5]	60.50	Ordinary shares, Redeemable preference shares
Vodacom International Limited[5]	60.50	Ordinary shares, Non-cumulative preference shares
Fifth Floor, Ebene Esplanade, 24 Cybercity, Ebene, Mauritius		
Al-Amin Investments Limited	100.00	Ordinary shares
Array Holdings Limited	100.00	Ordinary shares
Asian Telecommunication Investments (Mauritius) Limited	100.00	Ordinary shares
CCII (Mauritius), Inc.	100.00	Ordinary shares
CGP India Investments Ltd.	100.00	Ordinary shares
Euro Pacific Securities Ltd.	100.00	Ordinary shares
Mobilvest	100.00	Ordinary shares
Prime Metals Ltd.	100.00	Ordinary shares
Trans Crystal Ltd.	100.00	Ordinary shares
Vodafone Mauritius Ltd.	100.00	Ordinary shares
Vodafone Tele-Services (India) Holdings Limited	100.00	Ordinary shares
Vodafone Telecommunications (India) Limited	100.00	Ordinary shares

Mexico

Insurgentes Sur #1377 8th Floor, Colonia Insurgentes Mixcoac, Mexico City, Mexico 03920		
Vodafone Empresa México S.de R.L. de C.V.	100.00	Corporate certificate series A shares, Corporate certificate series B shares

Morocco

129 Rue du Prince Moulay, Abdellah, Casablanca, Morocco		
Vodafone Maroc SARL	79.75	Ordinary shares

Mozambique

Rua dos Desportistas, Numero 649, Cidade de Maputo, Mozambique		
VM, SA[5]	51.42	Ordinary shares
Vodafone M-Pesa, S.A[5]	51.42	Ordinary shares

Netherlands

Rivium Quadrant 173, 15th Floor, 2909 LC, Capelle aan den IJssel, Netherlands		
Vodafone Enterprise Netherlands B.V.	100.00	Ordinary shares
Vodafone Europe B.V.	100.00	Ordinary shares
Vodafone International Holdings B.V.	100.00	Ordinary shares
Vodafone Panafon International Holdings B.V.	99.87	Ordinary shares

New Zealand

74 Taharoto Road, Takapuna, Auckland, 0622, New Zealand		
Vodafone Enterprise Hong Kong Limited - New Zealand Branch[2]	100.00	Branch

Norway

c/o EconPartner AS, Dronning Mauds gate 15, Oslo, 0250, Norway		
Vodafone Enterprise Norway AS	100.00	Ordinary shares
Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom		
Vodafone Limited – Norway Branch[2]	100.00	Branch

Oman

Knowledge Oasis Muscat, Al-seeb, Muscat, Governorate P.O Box 104 135, Oman		
Vodafone Services LLC	100.00	Shares

Poland

Ul. Złota 59, 00-120 , Warszawa, Poland		
Vodafone Business Poland sp. z o.o.	100.00	Ordinary shares

Portugal

Av. D. João II, nº 36 – 8º Piso, 1998 – 017, Parque das Nações, Lisboa, Portugal		
Oni Way - Infocomunicacoes, S.A	100.00	Ordinary shares
Vodafone Portugal - Comunicacoes Pessoais, S.A.[1]	100.00	Ordinary shares
Av. da República, 50 – 10º, 1069-211, Lisboa, Portugal		
Vodafone Enterprise Spain, S.L.U. - Portugal Branch[2]	100.00	Branch

Romania

1 A Constantin Ghercu Street, Floors 8 – 10, 6th District, Bucharest, Romania		
UPC External Services S.R.L.	100.00	Ordinary shares
UPC Services S.R.L.	100.00	Ordinary shares
201 Barbu Vacarescu, 8th Floor, 2nd District, Bucharest, Romania		
Vodafone Romania S.A.	100.00	Ordinary shares
Sectorul 2, Strada Barbu Văcărescu, Nr. 201, Etaj 1, București, Romania		
Vodafone România M - Payments SRL	100.00	Ordinary shares
Vodafone România Technologies SRL	99.55	Ordinary shares
Sectorul 4, Strada Oltenitei, Nr. 2, Etaj 3, București, Romania		
Vodafone Shared Services Romania SRL	90.48	Ordinary shares
Șoseaua Vestului no. 1A, West Mall Ploiești, First Floor, Ploiești, Romania		
Evotracking SRL	100.00	Ordinary shares

Russian Federation

Build. 2, 14/10, Chayanova str., 125047, Moscow, Russian Federation		
Cable & Wireless CIS Svyaz LLC	100.00	Charter capital shares

Serbia

Vladimira Popovića 38-40, New Belgrade, 11070, Serbia		
Vodafone Enterprise Equipment Limited Ogranak u Beogradu - Serbia Branch[2]	100.00	Branch

Singapore

Asia Square Tower 2, 12 Marina View, #17-01, Singapore, 018961, Singapore		
Vodafone Enterprise Singapore Pte.Ltd	100.00	Ordinary shares

Slovakia

Prievozská 6 , Bratislava, 821 09		
Vodafone Czech Republic A.S. – Slovakia Branch[2]	100.00	Branch
Zochova 6-8, Bratislava, 811 03, Slovakia		
Vodafone Global Network Limited – Slovakia Branch[2]	100.00	Branch

South Africa

319 Frere Road, Glenwood, 4001, South Africa		
Cable and Wireless Worldwide South Africa (Pty) Ltd	100.00	Ordinary shares
9 Kinross Street, Germiston South, 1401, South Africa		
Vodafone Holdings (SA) Proprietary Limited	100.00	Ordinary shares
Vodafone Investments (SA) Proprietary Limited	100.00	Ordinary A shares, "B" ordinary no par value shares
Vodacom Corporate Park, 082 Vodacom Boulevard, Midrand, 1685, South Africa		
GS Telecom (Pty) Limited[5]	60.50	Ordinary shares
Mezzanine Ware Proprietary Limited (RF)[5]	54.45	Ordinary shares
Motifprops 1 (Proprietary) Limited[5]	60.50	Ordinary shares
Scarlet Ibis Investments 23 (Pty) Limited[5]	60.50	Ordinary shares
Vodacom (Pty) Limited[5]	60.50	Ordinary shares, Ordinary A shares
Vodacom Business Africa Group (Pty) Limited[5]	60.50	Ordinary shares
Vodacom Financial Services (Proprietary) Limited[5]	60.50	Ordinary shares
Vodacom Group Limited[5]	60.50	Ordinary shares
Vodacom Insurance Administration Company (Proprietary) Limited[5]	60.50	Ordinary shares
Vodacom Insurance Company (RF) Limited[5]	60.50	Ordinary shares
Vodacom International Holdings (Pty) Limited[5]	60.50	Ordinary shares
Vodacom Life Assurance Company (RF) Limited[5]	60.50	Ordinary shares
Vodacom Payment Services (Proprietary) Limited[5]	60.50	Ordinary shares
Vodacom Properties No 1 (Proprietary) Limited[5]	60.50	Ordinary shares
Vodacom Properties No.2 (Pty) Limited[5]	60.50	Ordinary shares
Wheatfields Investments 276 (Proprietary) Limited[5]	60.50	Ordinary shares
XLink Communications (Proprietary) Limited[5]	60.50	Ordinary A Shares

225
Vodafone Group Plc
Annual Report on Form 20-F 2020
Overview
Strategic Report
Governance
Financials
Other information

Spain

Antracita, 7 – 28045, Madrid CIF B-91204453, Spain

Vodafone Automotive Iberia S.L.	100.00	Ordinary shares

Avenida de América 115, 28042, Madrid, Spain

Vodafone Enabler España, S.L.	100.00	Ordinary shares
Vodafone Enterprise Spain SLU	100.00	Ordinary shares, Ordinary euro shares
Vodafone Espana S.A.U.	100.00	Ordinary shares
Vodafone Holdings Europe S.L.U.	100.00	Ordinary shares
Vodafone ONO, S.A.U.	100.00	Ordinary A shares
Vodafone Servicios S.L.U.	100.00	Ordinary shares
Vodafone Towers Spain S.L.U.	100.00	Ordinary shares

Sweden

c/o Hellström advokatbyrå, Box 7305, 103 90, Stockholm, Sweden

Vodafone Enterprise Sweden AB	100.00	Ordinary shares, Shareholder's contribution shares

Switzerland

Schiffbaustrasse 2, 8005, Zurich, Switzerland

Vodafone Enterprise Switzerland AG	100.00	Ordinary shares

Via Franscini 10, 6850 Mendrisio, Switzerland

Vodafone Automotive Telematics S.A	100.00	Ordinary shares

World Trade Center, Lia Lugano 13, 6982, Agno, Ticino, Switzerland

Vodafone Enterprise Switzerland AG – Agno Branch[2]	100.00	Branch

Taiwan

22F., No.100, Songren Road., Xinyi District, Taipei City, 11070, Taiwan

Vodafone Global Enterprise Taiwan Limited	100.00	Ordinary shares

Tanzania, United Republic of

3rd Floor, Maktaba (Library), ComplexBibi, Titi Mohaned Road, Dar es Salaam, Tanzania, United Republic of

Gateway Communications Tanzania Limited (in liquidation)[5]	59.89	Ordinary shares

Turkey

Büyükdere Caddesi, No: 251, Maslak, Şişli / İstanbul, Turkey, 34398, Turkey

Vodafone Bilgi Ve Iletisim Hizmetleri AS	100.00	Registered shares
Vodafone Dagitim, Servis ve Icerik Hizmetleri A.S.	100.00	Ordinary shares
Vodafone Dijital Yayincilik Hizmetleri A.S.	100.00	Ordinary shares
Vodafone Elektronik Para Ve Ödeme Hizmetleri A.Ş.	100.00	Registered shares
Vodafone Holding A.S.	100.00	Registered shares
Vodafone Net İletişim Hizmetleri A.Ş.	100.00	Ordinary shares
Vodafone Telekomunikasyon A.S	100.00	Registered shares

İTÜ Ayazağa Kampüsü, Koru Yolu, Arı Teknokent Arı 3 Binası, Maslak, İstanbul, 586553, Turkey

Vodafone Teknoloji Hizmetleri A.S.	100.00	Registered shares

Ukraine

Bohdana Khmelnytskogo Str. 19-21, Kyiv, Ukraine

LLC Vodafone Enterprise Ukraine	100.00	Ordinary shares

United Arab Emirates

Office 101, 1st Floor, DIC Building 1, Dubai Internet City, Dubai, United Arab Emirates

Vodafone Enterprise Europe (UK) Limited – Dubai Branch[2]	100.00	Branch

United Kingdom

1-2 Berkeley Square, 99 Berkeley Street, Glasgow, G3 7HR, Scotland

Thus Group Holdings Limited	100.00	Ordinary shares
Thus Group Limited	100.00	Ordinary shares
Thus Profit Sharing Trustees Limited	100.00	Ordinary shares

Edinburgh House, 4 North St. Andrew Street, Edinburgh, EH2 1HJ, United Kingdom

Pinnacle Cellular Group Limited	100.00	Ordinary shares
Pinnacle Cellular Limited	100.00	Ordinary shares
Vodafone (Scotland) Limited	100.00	Ordinary shares
Woodend Group Limited	100.00	Ordinary shares

Imperial House, 4 – 10 Donegall Square East, Belfast, BT1 5HD

Vodafone (NI) Limited	100.00	Ordinary shares

Quarry Corner, Dundonald, Belfast, BT16 1UD, Northern Ireland

Energis (Ireland) Limited	100.00	A Ordinary shares, B Ordinary shares, C Ordinary shares

Staple Court, 11 Staple Inn Building, London, WC1V 7QH, United Kingdom

Vodacom Business Africa Group Services Limited[5]	60.50	Ordinary shares, Preference shares
Vodacom UK Limited[5]	60.50	Ordinary shares, Non-redeemable ordinary A shares, Ordinary B shares, Non-irredeemable preference shares

Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom

AAA (Euro) Limited	100.00	Ordinary shares
Apollo Submarine Cable System Limited	100.00	Ordinary shares
Aspective Limited	100.00	Ordinary shares, A preference shares, B preference shares, C preference shares
Astec Communications Limited	100.00	Ordinary shares
Bluefish Communications Limited	100.00	Ordinary A shares, Ordinary B shares, Ordinary C shares, Ordinary D shares
Cable & Wireless Aspac Holdings Limited	100.00	Ordinary shares
Cable & Wireless CIS Services Limited	100.00	Ordinary shares
Cable & Wireless Communications Data Network Services Limited	100.00	'A' ordinary shares, 'B' ordinary shares
Cable & Wireless Europe Holdings Limited	100.00	Ordinary shares
Cable & Wireless Global Business Services Limited	100.00	Ordinary shares
Cable & Wireless Global Holding Limited	100.00	Ordinary shares
Cable & Wireless Global Telecommunication Services Limited	100.00	Ordinary shares
Cable & Wireless UK Holdings Limited	100.00	Ordinary shares
Cable & Wireless Worldwide Limited	100.00	Ordinary shares, Redeemable preference shares
Cable & Wireless Worldwide Voice Messaging Limited	100.00	Ordinary shares
Cable and Wireless (India) Limited	100.00	Ordinary shares
Cable and Wireless Nominee Limited	100.00	Ordinary shares
Cellops Limited	100.00	Ordinary shares
Central Communications Group Limited	100.00	Ordinary shares, Ordinary A shares
Energis Communications Limited	100.00	Ordinary shares
Energis Squared Limited	100.00	Ordinary shares
General Mobile Corporation Limited	100.00	Ordinary shares
London Hydraulic Power Company	100.00	Ordinary shares, 5% Non-Cumulative preference shares
MetroHoldings Limited	100.00	Ordinary shares
ML Integration Group Limited	100.00	Ordinary shares, Redeemable preference shares
Navtrak Limited	100.00	Ordinary shares
Project Telecom Holdings Limited[1]	100.00	Ordinary shares
Rian Mobile Limited	100.00	Ordinary shares
Singlepoint (4U) Limited	100.00	Ordinary shares
Talkland International Limited	100.00	Ordinary shares
Talkmobile Limited	100.00	Ordinary shares
The Eastern Leasing Company Limited	100.00	Ordinary shares
Thus Limited	100.00	Ordinary shares
Vizzavi Limited	100.00	Ordinary shares
Voda Limited	100.00	Ordinary shares; Zero coupon redeemable preference shares
Vodafone (New Zealand) Hedging Limited	100.00	Ordinary shares
Vodafone 2.	100.00	Ordinary shares
Vodafone 4 UK	100.00	Ordinary shares
Vodafone 5 Limited	100.00	Ordinary shares
Vodafone 5 UK	100.00	Ordinary shares
Vodafone 6 UK	100.00	Ordinary shares
Vodafone Americas 4	100.00	Ordinary shares

226 Vodafone Group Plc
Annual Report on Form 20-F 2020

Notes to the consolidated financial statements (continued)

33. Related undertakings (continued)

Vodafone Automotive UK Limited	100.00	Ordinary shares
Vodafone Benelux Limited	100.00	Ordinary shares, Preference shares
Vodafone Business Solutions Limited	100.00	Ordinary shares
Vodafone Cellular Limited[1]	100.00	Ordinary shares
Vodafone Connect Limited	100.00	Ordinary shares
Vodafone Consolidated Holdings Limited	100.00	Ordinary shares
Vodafone Corporate Limited	100.00	Ordinary shares
Vodafone Corporate Secretaries Limited[1]	100.00	Ordinary shares
Vodafone DC Pension Trustee Company Limited[1]	100.00	Ordinary shares
Vodafone Distribution Holdings Limited	100.00	Ordinary shares
Vodafone Enterprise Corporate Secretaries Limited	100.00	Ordinary shares
Vodafone Enterprise Equipment Limited	100.00	Ordinary shares
Vodafone Enterprise Europe (UK) Limited	100.00	Ordinary shares
Vodafone Enterprise U.K.	100.00	Ordinary shares, Fixed rate irredeemable preference shares, Non-voting redeemable participating shares, Voting redeemable fixed rate preference shares
Vodafone Euro Hedging Limited	100.00	Ordinary shares
Vodafone Euro Hedging Two	100.00	Ordinary shares
Vodafone Europe UK	100.00	Ordinary shares
Vodafone European Investments[1]	100.00	Ordinary shares
Vodafone European Portal Limited[1]	100.00	Ordinary shares
Vodafone Finance Limited [1]	100.00	Ordinary shares
Vodafone Finance Luxembourg Limited	100.00	Ordinary shares
Vodafone Finance Sweden	100.00	Ordinary shares, Ordinary deferred
Vodafone Finance UK Limited	100.00	Ordinary shares
Vodafone Financial Operations	100.00	Ordinary shares
Vodafone Global Content Services Limited	100.00	Ordinary shares, 5% fixed rate non-voting preference shares
Vodafone Global Enterprise Limited	100.00	Ordinary shares; Deferred shares, B deferred shares
Vodafone Group (Directors) Trustee Limited[1]	100.00	Ordinary shares
Vodafone Group Pension Trustee Limited[1]	100.00	Ordinary shares
Vodafone Group Services Limited	100.00	Ordinary shares, Deferred shares
Vodafone Group Services No.2 Limited[1]	100.00	Ordinary shares
Vodafone Group Share Trustee Limited[1]	100.00	Ordinary shares
Vodafone Hire Limited	100.00	Ordinary shares
Vodafone Holdings Luxembourg Limited	100.00	Ordinary shares
Vodafone Intermediate Enterprises Limited	100.00	Ordinary shares
Vodafone International Holdings Limited	100.00	Ordinary shares
Vodafone International Operations Limited	100.00	Ordinary shares
Vodafone Investment UK	100.00	Ordinary shares
Vodafone Investments Australia Limited	100.00	Ordinary shares
Vodafone Investments Limited[1]	100.00	Ordinary shares, Zero coupon redeemable shares
Vodafone IP Licensing Limited[1]	100.00	Ordinary shares
Vodafone Limited	100.00	Ordinary shares
Vodafone Marketing UK	100.00	Ordinary shares
Vodafone Mobile Communications Limited	100.00	Ordinary shares
Vodafone Mobile Enterprises Limited	100.00	A-ordinary shares, Ordinary one pound shares
Vodafone Mobile Network Limited	100.00	A-ordinary shares, Ordinary one pound shares
Vodafone Nominees Limited[1]	100.00	Ordinary shares
Vodafone Oceania Limited	100.00	Ordinary shares
Vodafone Old Show Ground Site Management Limited	100.00	Ordinary shares
Vodafone Overseas Finance Limited	100.00	Ordinary shares
Vodafone Overseas Holdings Limited	100.00	Ordinary shares
Vodafone Panafon UK	99.87	Ordinary shares
Vodafone Partner Services Limited	100.00	Ordinary shares, Redeemable preference shares
Vodafone Property Investments Limited	100.00	Ordinary shares
Vodafone Retail (Holdings) Limited	100.00	Ordinary shares
Vodafone Retail Limited	100.00	Ordinary shares
Vodafone Sales & Services Limited	100.00	Ordinary shares
Vodafone UK Foundation	100.00	Trustee
Vodafone UK Limited[1]	100.00	Ordinary shares
Vodafone Ventures Limited[1]	100.00	Ordinary shares
Vodafone Worldwide Holdings Limited	100.00	Ordinary shares; Cumulative preference
Vodafone Yen Finance Limited	100.00	Ordinary shares
Vodafone-Central Limited	100.00	Ordinary shares
Vodaphone Limited	100.00	Ordinary shares
Vodata Limited	100.00	Ordinary shares
Your Communications Group Limited	100.00	A ordinary shares, B ordinary shares, Redeemable preference shares

United States

546 5th Avenue, 14th Floor, New York NY 10036, United States		
Bluefish Communications Inc.	100.00	Common stock shares
Cable & Wireless Americas Systems, Inc.	100.00	Common stock shares
Vodafone Americas Virginia Inc.	100.00	Common stock shares
Vodafone US Inc.	100.00	Common stock shares, Preference stock shares
Unitymedia Finance LLC	100.00	Sole member
Denver Place, South Tower, 17th Floor, 999 18th Street, Denver 80202, United States		
Vodafone Americas Foundation	100.00	Trustee

227 Vodafone Group Plc
Annual Report on Form 20-F 2020

Overview
Strategic Report
Governance
Financials
Other information

Associated undertakings and joint arrangements

Australia

c/- Telstra Corporation, Level 41, 242-282 Exhibition Street, Melbourne VIC 3000, Australia

3gis Properties (No. 1) Pty Ltd	25.00	Ordinary shares
3gis Properties (No. 2) Pty Ltd	25.00	Ordinary shares
3gis Pty Limited	25.00	Ordinary shares
Mondjay Pty Limited	25.00	Ordinary shares
Tovadan Pty Limited	25.00	Ordinary shares

Level 1, 177 Pacific Highway, North Sydney NSW 2060, Australia

H3GA Properties (No.3) Pty Limited	50.00	Ordinary shares
Mobile JV Pty Limited	25.00	Ordinary shares
Mobileworld Communications Pty Limited	50.00	Ordinary shares
Mobileworld Operating Pty Ltd	50.00	Ordinary shares
Vodafone Australia Pty Limited	50.00	Ordinary shares, Class B shares, Redeemable preference shares
Vodafone Foundation Australia Pty Limited	50.00	Ordinary shares
Vodafone Hutchison Australia Pty Limited	50.00	Ordinary shares
Vodafone Hutchison Finance Pty Limited	50.00	Ordinary shares
Vodafone Hutchison Receivables Pty Limited	50.00	Ordinary shares
Vodafone Hutchison Spectrum Pty Limited	50.00	Ordinary shares
Vodafone Network Pty Limited	50.00	Ordinary shares
Vodafone Pty Limited	50.00	Ordinary shares

Congo, The Democratic Republic of the

Building Comimmo II Ground Floor Right, 3157 Boulevard du 30 Juin, Commune de la Gombe, Kinshasa, DRC Congo, The Democratic Republic of the

Vodacash S.A[5]	30.85	Ordinary shares

Czech Republic

U Rajské zahrady 1912/3, Praha 3, 130 00, Czech Republic

COOP Mobil s.r.o.	33.33	Ordinary shares

Egypt

23 Kasr El Nil St, Cairo, Egypt, 11211, Egypt

Wataneya Telecommunications S.A.E	50.00	Ordinary shares

Germany

38 Berliner Allee, 40212, Düsseldorf, Germany

MNP Deutschland Gesellschaft bürgerlichen Rechts	33.33	Partnership share

Nobelstrasse 55, 18059, Rostock, Germany

Verwaltung "Urbana Teleunion" Rostock GmbH [3]	38.38	Ordinary shares

Greece

43-45 Valtetsiou Str., Athens, Greece

Safenet N.P.A	24.97	Ordinary shares

56 Kifisias Avenue & Delfwn , Marousi, 151 25

Tilegnous IKE	33.29	Ordinary shares

Marathonos Ave 18 km & Pylou, Pallini, Attica, Pallini, Attica, 15351, Greece

Victus Networks S.A	49.94	Ordinary shares

India

10th Floor, Birla Centurion, Century Mills Compound, Pandurang Budhkar Marg, Worli, Mumbai, Maharashtra, 400030, India

Vodafone Foundation[7]	43.72	Equity shares
Vodafone Idea Technology Solutions Limited[7]	44.39	Equity shares
Vodafone Idea Communications Systems Limited[7]	44.39	Equity shares
Vodafone Idea Shared Services Limited[7]	44.39	Equity shares
Vodafone m-pesa Limited[7]	44.39	Equity shares

A-19, Mohan Co-operative Industrial Estate, Mathura Road, New Delhi, New Delhi, Delhi, 110044, India

FireFly Networks Limited[7]	22.19	Equity shares

A4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai, Maharashtra, 400059, India

Aditya Birla Idea Payments Bank Limited (in liquidation)[7]	21.75	Equity shares

Building No.10, Tower-A, 4th Floor, DFL Cyber City, Gurgaon – 122002, India

Indus Towers Limited[7]	46.95	Equity shares

Plot No 54, Marol Co-op Industrial Area, Makwana, , Off Andheri Kurla Road, Andheri East, Mumbai, Mumbai, Maharashtra, 400059, India

You Broadband India Limited[7]	44.39	Equity shares
You System Integration Private Limited[7]	44.39	Equity shares

Skyline Ikon, 1st Floor, 86/92, Andheri Kurla Road, Marol Naka, Andheri East, Mumbai, Maharashtra, 400059, India

Connect (India) Mobile Technologies Private Limited[7]	44.39	Equity shares

Suman Tower Plot No. 18, Sector No. 11, Gandhinagar, 382011, Gujarat, India

Vodafone Idea Manpower Services Limited[7]	44.39	Equity shares
Vodafone Idea Limited	44.39	Equity shares

Vodafone House, Corporate Road, Prahladnagar, Off S. G. Highway, Ahmedabad, Gujarat, 380051, India

Vodafone Idea Business Services Limited[7]	44.39	Equity shares
Vodafone Idea Telecom Infrastructure Limited[7]	44.39	Equity shares

Ireland

Two Gateway, East Wall Road, Dublin 3, Ireland

Siro Limited	50.00	Ordinary shares

Italy

Via Gaetana Negri 1, 20123, Milano, Italy

Infrastrutture Wireless Italiane S.p.A	37.50	Ordinary shares

Kenya

LR No. 13263, Safaricom House, Waiyaki Way, PO Box 66827-00800, Nairobi, Kenya

Safaricom PLC[6]	26.13	Ordinary shares

The Riverfront, 4th floor, Prof. David Wasawo Drive, Off Riverside Drive, Nairobi, Kenya

Vodacom Business (Kenya) Limited[5]	48.40	Ordinary shares, Ordinary B shares

Lesotho

585 Mabile Road, Vodacom Park, Maseru, Lesotho

Vodacom Lesotho (Pty) Limited[5]	48.40	Ordinary shares

Luxembourg

15 rue Edward Steichen, Luxembourg, 2540, Luxembourg

Tomorrow Street SCA	50.00	Ordinary A shares, Ordinary B shares, Ordinary C shares

228 Vodafone Group Plc
Annual Report on Form 20-F 2020

Notes to the consolidated financial statements (continued)

33. Related undertakings (continued)

Netherlands

Assendorperdijk 2, 8012 EH Zwolle, The Netherlands		
Zoranet Connectivity Services B.V.	50.00	Ordinary shares
Avenue Ceramique 300, 6221 Kx, Maastricht, Netherlands		
Vodafone Libertel B.V.	50.00	Ordinary shares
Boven Vredenburgpassage 128, 3511 WR, Utrecht, Netherlands		
Amsterdamse Beheer- en Consultingmaatschappij B.V.	50.00	Ordinary shares
FinCo Partner 1 B.V.	50.00	Ordinary shares
LGE HoldCo V B.V.	50.00	Ordinary shares
LGE HoldCo VI B.V.	50.00	Ordinary shares
LGE Holdco VII B.V.	50.00	Ordinary shares
LGE Holdco VIII B.V.	50.00	Ordinary shares
Vodafone Financial Services B.V.	50.00	Ordinary shares
Vodafone Nederland Holding I B.V.	50.00	Ordinary shares
Vodafone Nederland Holding II B.V.	50.00	Ordinary shares
VodafoneZiggo Group B.V.	50.00	Ordinary shares
VodafoneZiggo Group Holding B.V.	50.00	Ordinary shares
VZ Financing I B.V.	50.00	Ordinary shares
VZ Financing II B.V.	50.00	Ordinary shares
VZ FinCo B.V.	50.00	Ordinary shares
Ziggo B.V.	50.00	Ordinary shares
Ziggo Deelnemingen B.V.	50.00	Ordinary shares
Ziggo Finance 2 B.V.	50.00	Ordinary shares
VodafoneZiggo Employment B.V.	50.00	Ordinary shares
Ziggo Netwerk II B.V.	50.00	Ordinary shares
Ziggo Real Estate B.V.	50.00	Ordinary shares
Ziggo Services B.V.	50.00	Ordinary shares
Ziggo Services Employment B.V.	50.00	Ordinary shares
Ziggo Services Netwerk 2 B.V.	50.00	Ordinary shares
Ziggo Zakelijk Services B.V.	50.00	Ordinary shares
ZUM B.V.	50.00	Ordinary shares
Media Parkboulevard 2, 1217 WE Hilversum, Netherlands		
Liberty Global Content Netherlands B.V.	50.00	Ordinary shares
Monitorweg 1, 1322 BJ Almere, Netherlands		
Esprit Telecom B.V.	50.00	Ordinary shares
XB Facilities B.V.	50.00	Ordinary shares
Winschoterdiep 60, 9723 AB Groningen, Netherlands		
Zesko B.V.	50.00	Ordinary shares
Ziggo Bond Company B.V.	50.00	Ordinary shares
Ziggo Netwerk B.V.	50.00	Ordinary shares
Zuid-hollanden 7, Rode Olifant, Spaces, 2596AL, den Haag, Netherlands		
IoT.nxt USA BV[5]	30.86	Ordinary shares
IOT.NXT BV.[5]	30.86	Ordinary shares
IoT.nxt Europe BV[5]	30.86	Ordinary shares

Portugal

Av. D. João II, no. 34, 1998 – 031, Parque das Nações, Lisboa, Portugal		
Celfocus – Solucoes Informaticas Para Telecomunicacoes S.A	45.00	Ordinary shares
Rua Pedro e Inês, Lote 2.08.01, 1990-075, Parque das Nações, Lisboa, Portugal		
Sport TV Portugal, S.A.	25.00	Nominative shares

Romania

Floor 3, Module 2, Connected Buildings III, Nr. 10A, Dimitrie Pompei Boulevard, Bucharest, Sector 2, Romania		
Netgrid Telecom SRL	50.00	Ordinary shares

Russian Federation

401, Building 3, 11, Promyshlennaya Street, Moscow 115 516		
Autoconnex Limited	35.00	Ordinary shares

South Africa

76 Maude Street, Sandton, Johannesberg, 2196, South Africa		
Waterberg Lodge (Proprietary) Limited[5]	30.25	Ordinary shares
Bylsbridge Office Park, Building 14m Block C, 1st Floor, Alexandra Road , Centurion , Highveld Ext 73 , 0046, South Africa		
10T Holdings (Proprietary) Limited[5]	30.86	Ordinary shares
IoT.nxt (Pty) Limited[5]	30.86	Ordinary shares
IOT.nxt Development (Pty) Limited[5]	30.86	Ordinary shares
Vodacom Corporate Park, 082 Vodacom Boulevard, Midrand, 1685, South Africa		
Jupicol (Proprietary) Limited[5]	42.35	Ordinary shares
Storage Technology Services (Pty) Limited[5]	30.85	Ordinary shares

Tanzania, United Republic of

15 Floor, Vodacom Tower, Ursino Estate, Plot No. 23, Bagamoyo Road, Dar es Salaam, Tanzania, United Republic of		
Shared Networks Tanzania Limited[5]	45.37	Ordinary shares
Vodacom Tanzania Public Limited Company[5]	45.37	Ordinary shares
Plot No. 23, Ursino Estate, Bagamoyo Road, Dar es Salaam, Tanzania, United Republic of		
M-Pesa Limited[5]	45.37	Ordinary A shares, Ordinary B shares
Vodacom Tanzania Limited Zanzibar[5]	45.37	Ordinary shares
Vodacom Tanzania Foundation[5]	45.37	Trustee
Vodacom Trust Limited[5]	45.37	Ordinary A shares, Ordinary B shares

United Kingdom

24/25 The Shard, 32 London Bridge Street, London, SE1 9SG, United Kingdom		
Digital Mobile Spectrum Limited	25.00	Ordinary shares
Griffin House, 161 Hammersmith Road, London, W6 8BS, United Kingdom		
Cable & Wireless Trade Mark Management Limited	50.00	Ordinary B shares
Hive 2, 1530 Arlington Business Park, Theale, Reading, Berkshire, RG7 4SA, United Kingdom		
Cornerstone Telecommunications Infrastructure Limited	50.00	Ordinary shares

United States

1209 Orange, Orange Street, Wilmington, New Castle DE 19801, United States		
IoT nxt USA Inc[5]	30.86	Common stock
2711 Centerville Road, Suite 400, Wilmington, DE 19808 Delaware		
LG Financing Partnership	50.00	Partnership interest
Ziggo Financing Partnership	50.00	Partnership interest

Notes:
1 Directly held by Vodafone Group Plc.
2 Branches.
3 Shareholding is indirect through Vodafone Kabel Deutschland GmbH.
4 The Group has rights that enable it to control the strategic and operating decisions of Vodacom Congo (RDC) S.A.
5 Shareholding is indirect through Vodacom Group Limited. The indirect shareholding is calculated using the 60.50% ownership interest in Vodacom Group Limited.
6 At 31 March 2020 the fair value of Safaricom Plc was KES 1,059.70 billion (€9,194 million) based on the closing quoted share price on the Nairobi Stock Exchange.
7 Includes the indirect interest held through Vodafone Idea Limited.

OveOrviervwiew Strategic Report Strategic Report GovGeorvnearnncaence FinFainncainalcsials OthOetrhienrfoinrmfoarmtioantion The table below shows selected financial data in respect of subsidiaries that have non-controlling interests that are material to the Group. Vodafone Egypt Vodacom Group Limited Telecommunications S.A.E 2020 €m 2019 €m 2020 €m 2019 €m Summary comprehensive income information Revenue 5,531 5,443 1,454 1,116 Profit for the financial year 980 940 287 271 Other comprehensive income 9 14 – – Total comprehensive income 989 954 287 271 Other financial information Profit/(loss) for the financial year allocated to non-controlling interests 353 331 129 123 Dividends paid to non-controlling interests 322 315 26 269 Summary financial position information Non-current assets 6,155 6,294 1,417 1,138 Current assets 2,444 2,426 602 515 Total assets 8,599 8,720 2,019 1,653 Non-current liabilities (2,807) (1,904) (122) (43) Current liabilities (1,866) (2,320) (929) (1,009) Total assets less total liabilities 3,926 4,496 968 601 Equity shareholders’ funds 3,056 3,472 577 370 Non-controlling interests 870 1,024 391 231 Total equity 3,926 4,496 968 601 Statement of cash flows Net cash flow from operating activities 1,992 1,758 477 481 Net cash flow from investing activities (555) (556) (239) (109) Net cash flow from financing activities (1,214) (1,410) (192) (314) Net cash flow 223 (208) 46 58 Cash and cash equivalents brought forward 684 887 226 159 Exchange (loss)/gain on cash and cash equivalents (81) 5 1 9 Cash and cash equivalents 826 684 273 226 222299 VoVdaofdoanfeonGeroGurpouPlpcPlc AnAnunanluRaelpRoerpt onrtF2o0rm2020-F 2020

VAondnaufaol nRe pGorortu2p0P2l0c Annual Report on Form 20-F 2020 NNootteessttootthheeccoonnsosolidliadtaetdedfinfiannacniacliastlastteamteemntesn(tcso(nctoinnuteindu)ed) The following UK subsidiaries will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the year ended 31 March 2020. Name Registration number Name Registration number AAA (Euro) Limited 3056112 Vodafone Finance Luxembourg Limited 5754479 Aspective Limited 3866545 Vodafone Finance Sweden 2139168 Astec Communications Limited 2023193 Vodafone Finance UK Limited 3922620 Bluefish Communications Limited 5142610 Vodafone Financial Operations 4016558 Cable & Wireless Aspac Holdings Limited 4705342 Vodafone Global Content Services Limited 4064873 Cable & Wireless CIS Services Limited 2964774 Vodafone Hire Limited 2936653 Cable & Wireless Europe Holdings Limited 4659719 Vodafone Holdings Luxembourg Limited 4200970 Cable & Wireless Global Business Services Limited 3537591 Vodafone Intermediate Enterprises Limited 3869137 Cable & Wireless Global Holding Limited 3740694 Vodafone International Holdings Limited 2797426 Cable & Wireless UK Holdings Limited 3840888 Vodafone International Operations Limited 2797438 Cable & Wireless Worldwide Limited 7029206 Vodafone Investment UK 5798385 Cable & Wireless Worldwide Voice Messaging 1981417 Vodafone Investments Limited 1530514 Cable & Wireless Nominee Limited 3249884 Vodafone IP Licensing Limited 6846238 Central Communications Group Limited 4625248 Vodafone Marketing UK 6858585 Energis (Ireland) Limited NI035793 Vodafone Mobile Communications Limited 3942221 Energis Communications Limited 2630471 Vodafone Mobile Enterprises Limited 3961390 Energis Squared Limited 3037442 Vodafone Mobile Network Limited 3961482 London Hydraulic Power Company (The) ZC000055 Vodafone Nominees Limited 1172051 MetroHoldings Limited 3511122 Vodafone Oceania Limited 3973427 ML Integration Group Limited 3252903 Vodafone Overseas Finance Limited 4171115 Pinnacle Cellular Group Limited SC123629 Vodafone Overseas Holdings Limited 2809758 Pinnacle Cellular Limited SC127133 Vodafone Panafon UK 6326918 Project Telecom Holdings Limited 3891879 Vodafone Partner Services Limited 4012582 Singlepoint (4U) Limited 2795597 Vodafone Property Investments Limited 3903420 The Eastern Leasing Company Limited 1672832 Vodafone Retail (Holdings) Limited 3381659 Thus Group Holdings Limited SC192666 Vodafone Retail Limited 1759785 Thus Group Limited SC226738 Vodafone UK Foundation CE019435 Voda Limited 1847509 Vodafone UK Limited 2227940 Vodafone (New Zealand) Hedging Limited 4158469 Vodafone Worldwide Holdings Limited 3294074 Vodafone (Scotland) Limited SC170238 Vodafone Yen Finance Limited 4373166 Vodafone 2. 4083193 Vodaphone Limited 2373469 Vodafone 4 UK 6357658 Vodata Limited 2502373 Vodafone 5 Limited 6688527 Woodend Group Limited SC140935 Vodafone 5 UK 2960479 Your Communications Group Limited 4171876 Vodafone 6 UK 8809444 Vodafone Americas 4 6389457 Vodafone Benelux Limited 4200960 Vodafone Business Solutions Limited 2186565 Vodafone Cellular Limited 896318 Vodafone-Central Limited 1913537 Vodafone Connect Limited 2225919 Vodafone Consolidated Holdings Limited 5754561 Vodafone Corporate Limited 1786055 Vodafone Corporate Secretaries Limited 2357692 Vodafone Distribution Holdings Limited 3357115 Vodafone Enterprise Corporate Secretaries Limited 2303594 Vodafone Enterprise Equipment Limited 1648524 Vodafone Enterprise Europe (UK) Limited 3137479 Vodafone Euro Hedging Limited 3954207 Vodafone Euro Hedging Two 4055111 Vodafone Europe UK 5798451 Vodafone European Investments 3961908 Vodafone European Portal Limited 3973442 34. Subsidiaries exempt from audit 230 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information This page is intentionally left blank 231 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 This page is intentionally left blank 232 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information This page is intentionally left blank 233 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 This page is intentionally left blank 234 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information This page is intentionally left blank 235 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 This page is intentionally left blank 236 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information This page is intentionally left blank 237 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 This page is intentionally left blank 238 Vodafone Group Plc

OverOviveewrview Strategic Report Strategic Report GoveGrnoavnecrneance Altteerrnnaattiviveepperefrofromrmanacnecme emaseuarseusres FinanFciniaalnscials OtheOr itnhfeorrimnfaotrimonation tion In the discussion of the Group’s reported operating results, alternative performance measures are presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. Service revenue Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. We believe that it is both useful and necessary to report this measure for the following reasons: It is used for internal performance reporting;  It is used in setting Director and management remuneration; and  It is useful in connection with discussion with the investment community. Adjusted EBITDA We use adjusted EBITDA, in conjunction with other GAAP and non-GAAP financial measures such as adjusted EBIT, adjusted operating profit, operating profit and net profit, to assess our operating performance. We believe that adjusted EBITDA is an operating performance measure, not a liquidity measure, as it includes non-cash changes in working capital and is reviewed by the Chief Executive to assess internal performance in conjunction with adjusted EBITDA margin, which is an alternative sales margin figure. We believe it is both useful and necessary to report adjusted EBITDA as a performance measure as it enhances the comparability of profit across segments. Because adjusted EBITDA does not take into account certain items that affect operations and performance, adjusted EBITDA has inherent limitations as a performance measure. To compensate for these limitations, we analyse adjusted EBITDA in conjunction with other GAAP and non-GAAP operating performance measures. Adjusted EBITDA should not be considered in isolation or as a substitute for a GAAP measure of operating performance. Revised definition of adjusted EBITDA For the year ended 31 March 2020, a revised definition for adjusted EBITDA has been applied, as follows: operating profit after depreciation on lease-related right of use assets and interest on leases but excluding depreciation, amortisation and gains/losses on disposal for owned fixed assets and excluding share of results in associates and joint ventures, impairment losses, restructuring costs arising from discrete restructuring plans, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group. For the year ended 31 March 2019, adjusted EBITDA is operating profit excluding share of results in associates and joint ventures, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs arising from discrete restructuring plans, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group. Group adjusted EBIT, adjusted operating profit, adjusted net financing costs and adjusted earnings per share Group adjusted EBIT and adjusted operating profit exclude impairment losses, restructuring costs arising from discrete restructuring plans, amortisation of customer bases and brand intangible assets, other operating income and expense and other significant one-off items. Adjusted EBIT also excludes the share of results in associates and joint ventures. Adjusted net financing costs exclude mark to market and foreign exchange gains/losses and interest on lease liabilities. Adjusted earnings per share reflects the exclusions of adjusted EBIT and adjusted net financing costs, together with related tax effects. We believe that it is both useful and necessary to report these measures for the following reasons:  These measures are used for internal performance reporting;  These measures are used in setting Director and management remuneration; and  They are useful in connection with discussion with the investment community and debt rating agencies. UUnauudditietdeidnfoinrmfoartimona 223399 VoVdoadfaofnoenGerGoruopuPplPclc AnAnnunaul aRleRpeoprtoornt 2Fo0r2m0 20-F 2020

AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020 Altteerrnnaattiviveepperefrofromrmanacnecme emaseuarseusr(ecos n(ctionnuetidn)ued) Cash flow measures In presenting and discussing our reported results, free cash flow (pre-spectrum), free cash flow and operating free cash flow are calculated and presented even though these measures are not recognised within IFRS. We believe that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons:  Free cash flow (pre-spectrum) and free cash flow allows us and external parties to evaluate our liquidity and the cash generated by our operations. Free cash flow (pre-spectrum) and capital additions do not include payments for licences and spectrum included within intangible assets, items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary, such as cash flows relating to acquisitions and disposals or financing activities. In addition, it does not necessarily reflect the amounts which we have an obligation to incur. However, it does reflect the cash available for such discretionary activities, to strengthen the consolidated statement of financial position or to provide returns to shareholders in the form of dividends or share purchases;  Free cash flow facilitates comparability of results with other companies, although our measure of free cash flow may not be directly comparable to similarly titled measures used by other companies;  These measures are used by management for planning, reporting and incentive purposes; and These measures are useful in connection with discussion with the investment community and debt rating agencies. A reconciliation of cash generated by operations, the closest equivalent GAAP measure, to operating free cash flow, free cash flow (pre-spectrum) and free cash flow, is provided below. 2020 €m 2019 €m 2018 €m Other Certain of the statements within the Strategic Report contains forward-looking alternative performance measures for which at this time there is no comparable GAAP measure and which at this time cannot be quantitatively reconciled to comparable GAAP financial information. Certain of the statements within the section titled “Outlook” on page 29 contain forward-looking non-GAAP financial information which at this time cannot be quantitatively reconciled to comparable GAAP financial information. Cash generated by operations (refer to note 18) 18,309 14,18213,860 Capital additions (7,411) (7,227)(7,321) Working capital movement in respect of capital additions (11) (89) 171 Disposal of property, plant and equipment 41 4541 Restructuring payments 570 195250 Other (3,777) (35) – Operating free cash flow 7,721 7,0717,001 Taxation (930) (1,040)(1,010) Dividends received from associates and investments 417 498489 Dividends paid to non-controlling shareholders in subsidiaries (348) (584) (310) Interest received and paid (1,160) (502) (753) Free cash flow (pre-spectrum) 5,700 5,4435,417 Licence and spectrum payments (181) (837) (1,123) Restructuring payments (570) (195) (250) Free cash flow 4,949 4,4114,044 UUnnaauuddiitteedd iinnffoorrmation 2400 Vodaffone GrroouuppPPllcc

Overview Ov erview Strategic Report Strategic Report Governance Governance Financials Financials Other information Other information Organic growth All amounts in this document marked with an “*” represent “organic growth”, which presents performance on a comparable basis in terms of merger and acquisition activity (notably by excluding the disposal of Vodafone New Zealand and the acquired European Liberty Global assets), movements in foreign exchange rates and the impact of the implementation of IFRS 16 ‘Leases’. Whilst this measure is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:  It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;  It is used for internal performance analysis; and  It facilitates comparability of underlying growth with other companies (although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies). We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary from the document for prior periods would also need to be included, reducing the usefulness and transparency of this document. Reconciliations of organic growth to reported growth are shown where used or in the tables overleaf. Reconciliation between alternative performance measures and closest equivalent GAAP measure The location of the reconciliation between the alternative performance measures in this document and the nearest closest equivalent GAAP measure is shown below. Alternative performance measure Closest equivalent GAAP measure Reconciled on page Group service revenue Revenue "Our financial performance" section (page 30) and note 2 "Revenue disaggregation and segmental analysis" Organic Group service revenue growth Revenue Page 243 Adjusted EBITDA Operating profit "Our financial performance" section (page 30) and note 2 "Revenue disaggregation and segmental analysis" Organic adjusted EBITDA growth Operating profit Page 242 Adjusted EBIT Operating profit "Our financial performance" section (page 30) Adjusted operating profit Operating profit "Our financial performance" section (page 30) and note 2 "Revenue disaggregation and segmental analysis" Adjusted net financing costs Net financing costs "Our financial performance" section (page 35) Adjusted income tax expense Income tax expense "Our financial performance" section (page 35) Adjusted profit before tax Profit before tax "Our financial performance" section (page 35) Adjusted profit attributable to owners of the Profit attributable to owners of the parent parent "Our financial performance" section (page 36) Adjusted earnings per share Basic earnings per share "Our financial performance" section (page 36) Adjusted effective tax rate Profit before tax "Our financial performance" section (page 35) Operating free cash flow Cash inflow from operating activities Page 240 Free cash flow (pre-spectrum) Cash inflow from operating activities Page 240 Free cash flow Cash inflow from operating activities Page 240 Net debt Borrowings "Our financial performance" section (page 38) Return on Capital Employed ('ROCE') - "Our financial performance" section (page 39) 224411 Vodafone Group Plc VoAdnanfuoanleRGerpoourpt 2P0lc20 Annual Report on Form 20-F 2020

AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020 Altteerrnnaattiviveepperefrofromrmanacnecme emaseuarseusr(ecos n(ctionnuetidn)ued) Note: 1 The comparative results were previously disclosed on an IAS 18 basis in the Annual Report for the year ended 31 March 2019. These comparative results have been re-presented in the table above on an IFRS 15 basis. 2020 2019Other activity Foreign (re-presented)1 Reported (including M&A)exchangeOrganic €m%pps pps % €m Year ended 31 March 2020 Revenue Germany 12,076 10,390 16.2 (15.7)–0.5 Italy 5,529 5,857 (5.6)0.1 –(5.5) UK 6,484 6,272 3.4–(0.9) 2.5 Spain 4,296 4,669 (8.0)––(8.0) Other Europe 5,541 5,072 9.2 (6.9)0.4 2.7 Eliminations (133) (116) Europe 33,793 32,1445.1(6.1)(0.1)(1.1) Vodacom 5,531 5,443 1.6–1.8 3.4 Other Markets 4,386 4,864 (9.8)17.9 1.3 9.4 Rest of the World 9,917 10,307(3.8)8.01.65.8 Other 1,567 1,517 Eliminations (303) (302) Group 44,974 43,6663.0(2.8)0.30.5 Adjusted EBITDA Germany 5,077 4,079 24.5 (22.0)–2.5 Italy 2,068 2,202 (6.1)(0.5)–(6.6) UK 1,500 1,364 10.0 1.3 (0.8)10.5 Spain 1,009 1,038 (2.8)1.1 –(1.7) Other Europe 1,738 1,606 8.2 (3.6)0.1 4.7 Europe 11,392 10,28910.7(9.0)(0.1)1.6 Vodacom 2,088 2,157 (3.2)2.3 2.0 1.1 Other Markets 1,400 1,404 (0.3)19.5 (1.7)17.5 Rest of the World 3,488 3,561(2.0)8.30.56.8 Other 1 68 Group 14,881 13,9186.9(4.4)0.12.6 Percentage point change in adjusted EBITDA margin Germany 42.0 39.32.7 (1.9)–0.8 Italy 37.4 37.6(0.2) (0.2) –(0.4) UK 23.1 21.7 1.4 0.2 –1.6 Spain 23.5 22.2 1.3 0.2 –1.5 Other Europe 31.4 31.7(0.3)1.0 (0.1)0.6 Europe 33.7 32.01.7(0.9)–0.8 Vodacom 37.8 39.6(1.8)0.9 0.1 (0.8) Other Markets 31.9 28.9 3.0 0.2 (0.9)2.3 Rest of the World 35.2 34.50.7–(0.4)0.3 Group 33.1 31.91.2(0.4)(0.1)0.7 Adjusted EBIT Europe 2,589 2,050 26.3 (21.1)0.4 5.6 Rest of the World 2,223 2,151 3.33.20.3 6.8 Other (16) 52 Group 4,796 4,25312.8(7.7)0.25.3 Adjusted operating profit Europe 2,707 2,200 23.0 (19.8)0.4 3.6 Rest of the World 1,866 1,653 12.9 (3.7)1.1 10.3 Other (18) 52 Group 4,555 3,90516.6(10.9)0.66.3 UUnnaauuddiitteedd iinnffoorrmation 2422 Vodaffone GrroouuppPPllcc

OverOviveewrview Strategic Report Strategic Report GoveGrnoavnecrneance FinanFciniaalnscials OtheOr itnhfeorrimnfaotrimonation 2020 2019 (re-presented)1 €m Other activity (including M&A) pps Foreign exchange pps Reported % Organic % €m Note: 1 The comparative results were previously disclosed on an IAS 18 basis in the Annual Report for the year ended 31 March 2019. These comparative results have been re-presented in the table above on an IFRS 15 basis. Year ended 31 March 2020 Service revenue Germany 10,696 9,145 17.0 (17.0)–– Mobile service revenue 5,084 5,150 (1.3)(0.5)–(1.8) Fixed service revenue 5,612 3,99540.5 (38.1)–2.4 Italy 4,833 5,030 (3.9)––(3.9) Mobile service revenue 3,625 3,914(7.4) ––(7.4) Fixed service revenue 1,208 1,116 8.2––8.2 UK 5,020 4,952 1.4–(0.9) 0.5 Mobile service revenue 3,618 3,5850.9 –(0.9) – Fixed service revenue 1,402 1,367 2.6–(0.9) 1.7 Spain 3,904 4,203 (7.1)0.4 –(6.7) Other Europe 4,890 4,460 9.6 (6.9)0.3 3.0 Of which: Ireland 838 846(0.9) ––(0.9) Of which: Portugal 985 9335.6 (0.1)–5.5 Of which: Greece 884 8602.8 0.2 –3.0 Eliminations (130) (110) Europe 29,213 27,6805.5(6.6)(0.1)(1.2) Vodacom 4,470 4,391 1.8–1.5 3.3 Of which: South Africa 3,212 3,241(0.9) –3.12.2 Of which: International operations 1,263 1,146 10.2 –(2.7) 7.5 Other Markets 3,796 4,011 (5.4)19.9 0.4 14.9 Of which: Turkey 1,874 1,736 7.9 0.5 9.2 17.6 Of which: Egypt 1,394 1,073 29.9 –(15.4) 14.5 Eliminations – – Rest of the World 8,266 8,402(1.6)8.80.98.1 Other 494 4773.61.1 –4.7 Eliminations (102) (101) Total service revenue 37,871 36,4583.9(3.2)0.10.8 Other revenue 7,103 7,208 (1.5)(0.5)1.1 (0.9) Revenue 44,974 43,6663.0(2.8)0.30.5 Other growth metrics Germany - Retail revenue 10,315 8,671 19.0 (17.9)–1.1 Germany - Mobile retail revenue 4,949 4,886 1.3 (0.6)–0.7 excluding regulatory impact Italy - Operating expenses 1,047 1,140 8.2 (0.6)–7.6 UK - Operating expenses 1,671 1,824 8.4 0.7 0.8 9.9 Spain - Operating expenses 1,094 1,127 2.9 0.9 –3.8 Spain - H2 adjusted EBITDA 549 5097.9 0.3 –8.2 South Africa - Service revenue 3,212 3,223(0.3) –3.12.8 excluding one-off benefit in the prior year Vodafone Business - Fixed line service revenue 3,588 3,4523.9(0.5)(0.1)3.3 224433 VoVdoadfaofnoenGerGoruopuPplPclc AnAnnunaul aRleRpeoprtoornt 2Fo0r2m0 20-F 2020

AnnuuaallRReeppoorrtto2n0F2o0rm 20-F 2020 Altteerrnnaattiviveepperefrofromrmanacnecme emaseuarseusr(ecos n(ctionnuetidn)ued) 2020 2019 (re-presented)1 €m Other activity (including M&A) pps Foreign exchange pps Reported % Organic % €m Note: 1 The comparative results were previously disclosed on an IAS 18 basis in the Annual Report for the year ended 31 March 2019. These comparative results have been re-presented in the table above on an IFRS 15 basis. Quarter ended 31 March 2020 Service revenue Germany 2,852 2,267 25.8 (25.9)–(0.1) Mobile service revenue 1,262 1,262 –(1.9) –(1.9) Fixed service revenue 1,590 1,005 58.2 (56.0)–2.2 Italy 1,189 1,234 (3.6)(0.1)–(3.7) Mobile service revenue 870 945(7.9) (0.1) –(8.0) Fixed service revenue 319 28910.4 ––10.4 UK 1,287 1,257 2.4–(1.2) 1.2 Mobile service revenue 909 8951.6 –(1.3) 0.3 Fixed service revenue 378 3624.4 –(0.7)3.7 Spain 972 1,002 (3.0)0.3 –(2.7) Other Europe 1,233 1,103 11.8 (9.3)0.9 3.4 Of which: Ireland 205 218(6.0)2.4 –(3.6) Of which: Portugal 245 2277.9 (0.4)–7.5 Of which: Greece 210 214(1.9)3.8 –1.9 Eliminations (26) (23) Europe 7,507 6,8409.8(10.0)(0.2)(0.4) Vodacom 1,091 1,096 (0.5)–3.73.2 Of which: South Africa 789 807(2.2) –5.9 3.7 Of which: International operations 305 2876.3 –(1.9) 4.4 Other Markets 881 1,012 (12.9)26.3 0.8 14.2 Of which: Turkey 460 4326.5 (1.2)10.7 16.0 Of which: Egypt 369 27932.3–(17.5) 14.8 Eliminations – – Rest of the World 1,972 2,108(6.5)12.12.37.9 Other 137 12311.4 –(0.1) 11.3 Eliminations (22) (34) Total service revenue 9,594 9,0376.2(5.0)0.41.6 Other revenue 1,691 1,783 (5.2)(0.1)1.6 (3.7) Revenue 11,285 10,8204.3(4.2)0.70.8 Other growth metrics Germany - Retail revenue 2,158 28.0 (27.1)–0.9 2,762 Germany - Mobile retail revenue 1,231 1,203 2.3 (1.9)–0.4 excluding regulatory impact UUnnaauuddiitteedd iinnffoorrmation 2444 Vodaffone GrroouuppPPllcc

OverOviveewrview Strategic Report Strategic Report GoveGrnoavnecrneance FinanFciniaalnscials OtheOr itnhfeorrimnfaotrimonation 2019 2018 (re-presented)1 €m Other activity (including M&A) pps Foreign exchange pps Reported % Organic % €m Note: 1 The comparative results were previously disclosed on an IAS 18 basis in the Annual Report for the year ended 31 March 2019. These comparative results have been re-presented in the table above on an IFRS 15 basis. Quarter ended 31 December 2019 Service revenue Germany 2,883 2,301 25.3 (25.3)–– Mobile service revenue 1,273 1,299 (2.0)(0.2)–(2.2) Fixed service revenue 1,610 1,002 60.7 (57.9)–2.8 Italy 1,220 1,284 (5.0)––(5.0) Mobile service revenue 916 993(7.8)0.1 –(7.7) Fixed service revenue 304 2914.5 (0.3)–4.2 UK 1,282 1,235 3.8–(3.2) 0.6 Mobile service revenue 924 8903.8–(3.2) 0.6 Fixed service revenue 358 3453.8–(3.3) 0.5 Spain 966 1,039 (7.0)0.5 –(6.5) Other Europe 1,265 1,119 13.0 (10.0)–3.0 Of which: Ireland 209 209–0.1 –0.1 Of which: Portugal 248 2346.0 (0.1)–5.9 Of which: Greece 219 220(0.5)2.4 –1.9 Eliminations (30) (25) Europe 7,586 6,9539.1(9.9)(0.6)(1.4) Vodacom 1,162 1,096 6.0–(0.8) 5.2 Of which: South Africa 834 7954.9 –(0.3) 4.6 Of which: International operations 330 3019.6 –(2.2) 7.4 Other Markets 891 1,009 (11.7) 28.0 (1.8)14.5 Of which: Turkey 481 43211.3 3.12.9 17.3 Of which: Egypt 356 27429.9 –(16.0) 13.9 Eliminations – – Rest of the World 2,053 2,105(2.5)12.9(1.3)9.1 Other 117 109 Eliminations (23) (14) Total service revenue 9,733 9,1536.3(4.8)(0.7)0.8 Other revenue 2,017 1,845 9.3 1.3 (0.4)10.2 Revenue 11,750 10,9986.8(3.7)(0.7)2.4 Other growth metrics Germany - Mobile retail revenue excluding regulatory impact 1,244 1,236 0.6 (0.2)–0.4 Germany - Fixed retail revenue 1,560 95164.0 (60.9)–3.1 Germany - Retail revenue 2,791 2,187 27.6 (26.6)–1.0 224455 VoVdoadfaofnoenGerGoruopuPplPclc AnAnnunaul aRleRpeoprtoornt 2Fo0r2m0 20-F 2020

246 Vodafone Group Plc
Annual Report on Form 20-F 2020

Alternative performance measures (continued)

Unaudited information

	2019 €m	2018 €m	Reported %	Other activity (including M&A) pps	Foreign exchange pps	Organic %
Year ended 31 March 2019						
Service revenue						
Germany	9,145	9,185	(0.4)	0.1	–	(0.3)
Italy	5,030	5,376	(6.4)	0.2	–	(6.2)
UK	4,952	4,953	–	0.3	–	0.3
Spain	4,203	4,480	(6.2)	0.4	–	(5.8)
Other Europe	4,460	4,312	3.4	(1.1)	0.6	2.9
Eliminations	(110)	(157)				
Europe	**27,680**	**28,149**	**(1.7)**	**(0.3)**	**0.2**	**(1.8)**
Vodacom	4,391	4,379	0.3	3.6	–	3.9
Other Markets	4,011	4,759	(15.7)	36.7	(11.7)	9.3
Of which: Turkey	1,736	2,123	(18.2)	33.5	(0.6)	14.7
Eliminations	–	–				
Rest of the World	**8,402**	**9,138**	**(8.1)**	**20.1**	**(5.6)**	**6.4**
Other	477	897	(46.8)	84.4	(42.0)	(4.4)
Eliminations	(101)	(184)				
Service revenue	**36,458**	**38,000**	**(4.1)**	**5.6**	**(1.7)**	**(0.2)**
Other revenue	7,208	7,140	1.0	(4.8)	4.3	0.5
Group	**43,666**	**45,140**	**(3.3)**	**4.0**	**(0.8)**	**(0.1)**
Adjusted EBITDA						
Germany	4,079	4,176	(2.3)	(0.2)	–	(2.5)
Italy	2,202	2,351	(6.3)	0.1	–	(6.2)
UK	1,364	1,257	8.5	(2.8)	1.9	7.6
Spain	1,038	1,411	(26.4)	0.4	–	(26.0)
Other Europe	1,606	1,499	7.1	0.6	(0.2)	7.5
Europe	**10,289**	**10,694**	**(3.8)**	**(0.1)**	**0.1**	**(3.8)**
Vodacom	2,157	2,225	(3.1)	4.0	–	0.9
Other Markets	1,404	1,568	(10.5)	35.9	(11.4)	14.0
Of which: Turkey	550	664	(17.2)	35.6	(1.2)	17.2
Rest of the World	**3,561**	**3,793**	**(6.1)**	**16.0**	**(4.2)**	**5.7**
Other	68	(55)				
Group	**13,918**	**14,432**	**(3.6)**	**5.5**	**(1.7)**	**0.2**
Adjusted EBIT						
Europe	2,050	2,513	(18.4)	0.1	0.1	(18.2)
Rest of the World	2,151	2,138	0.6	4.9	1.2	6.7
Other	52	(129)				
Group	**4,253**	**4,522**	**(5.9)**	**7.5**	**(2.0)**	**(0.4)**
Adjusted operating profit						
Europe	2,200	2,541	(13.4)	–	0.2	(13.2)
Rest of the World	1,653	2,496	(33.8)	70.4	(33.1)	3.5
Other	52	(133)				
Group	**3,905**	**4,904**	**(20.4)**	**40.4**	**(18.8)**	**1.2**

OverOviveewrview Strategic Report Strategic Report GoveGrnoavnecrneance FinanFciniaalnscials OtheOr itnhfeorrimnfaotrimonation 2019 2018 Reported Other activity (including M&A) pps Foreign exchange pps Organic % €m €m % 2018 2017 Reported Other activity (including M&A) pps Foreign exchange pps Organic % €m €m % Quarter ended 31 December 2018 Service revenue Germany 2,301 2,289 0.5 0.1 –0.6 Italy 1,284 1,342 (4.3)0.1 –(4.2) UK 1,235 1,228 0.6–(0.2) 0.4 Spain 1,039 1,117 (7.0)0.3 –(6.7) Other Europe 1,119 1,078 3.8(1.5)1.0 3.3 Eliminations (25) (36) Europe 6,953 7,018(0.9)(0.4)0.2(1.1) Vodacom 1,096 1,090 0.6 0.8 –1.4 Other Markets 1,009 1,176 (14.2)36.7(12.3) 10.2 Of which: Turkey 432 522(17.2) 34.0(0.5) 16.3 Rest of the World 2,105 2,266(7.1)18.2(5.7)5.4 Other 109 214 Eliminations (14) (53) Total service revenue 9,153 9,445(3.1)5.2(1.8)0.3 Other revenue 1,845 2,003 (7.9)(4.3)3.7 (8.5) Revenue 10,998 11,448(3.9)3.4(0.8)(1.3) Quarter ended 31 March 2019 Service revenue Germany 2,267 2,366 (4.2)0.2 –(4.0) Italy 1,234 1,330(7.2)0.2 –(7.0) UK 1,257 1,255 0.2 (0.9)0.5 (0.2) Spain 1,002 1,092 (8.2)0.3 –(7.9) Other Europe 1,103 1,064 3.7 (2.2)1.0 2.5 Eliminations (23) (35) Europe 6,840 7,072(3.3)(0.5)0.3(3.5) Vodacom 1,096 1,113 (1.5)5.0 –3.5 Other Markets 1,012 1,136 (10.9)31.0(11.8) 8.3 Of which: Turkey 432 491(12.0) 27.5 (0.5)15.0 Rest of the World 2,108 2,249(6.3)17.7(5.7)5.7 Other 123 257 Eliminations (34) (58) Total service revenue 9,037 9,520(5.1)5.1(1.8)(1.8) Other revenue 1,783 1,796 (0.7)(6.7)5.1 (2.3) Revenue 10,820 11,316(4.4)3.2(0.7)(1.9) 224477 VoVdoadfaofnoenGerGoruopuPplPclc AnAnnunaul aRleRpeoprtoornt 2Fo0r2m0 20-F 2020

Annual Report on Form 20-F 2020 Shareholder information Investor calendar Ex-dividend date for final dividend 11 June 2020 Record date for final dividend 12 June 2020 AGM 28 July 2020 Trading update for the quarter ending 30 June 2020 24 July 2020 Final dividend payment 7 August 2020 Half-year financial results for the six months ending 30 September 2020 17 November 2020 Dividends See pages 39 and 238 for details on dividend amount per share. Euro dividends Dividends are declared in euros and paid in euros and pounds sterling according to where the shareholder is resident. Cash dividends to ADS holders are paid by the ADS depositary bank in US dollars. This aligns the Group’s shareholder returns with the primary currency in which we generate free cash flow. The foreign exchange rates at which dividends declared in euros are converted into pounds sterling and US dollars are calculated based on the average exchange rate of the five business days during the week prior to the payment of the dividend. Payment of dividends by direct credit We pay cash dividends directly to shareholders’ bank or building society accounts. This ensures secure delivery and means dividend payments are credited to shareholders’ designated accounts on the same day as payment. A dividend confirmation covering both the interim and final dividends paid during the financial year is sent to shareholders at the time of the interim dividend in February. ADS holders may choose to have their cash dividends paid by cheque from our ADS depository bank, Deutsche Bank. Dividend reinvestment plan We offer a dividend reinvestment plan which allows holders of ordinary shares who choose to participate to use their cash dividends to acquire additional shares in the Company. These are purchased on their behalf by the plan administrator, Computershare Investor Services PLC (‘Computershare’), through a low-cost dealing arrangement. For ADS holders, Deutsche Bank, through its transfer agent, American Stock Transfer & Trust Company, LLC (‘AST’) maintains the DB Global Direct Investor Services Program which is a direct purchase and sale plan for depositary receipts with a dividend reinvestment facility. See vodafone.com/dividends for further information about dividend payments or, alternatively please contact our registrar, Computershare or AST for ADS holders as applicable. See page 249 for their contact information. Taxation of dividends See page 253 for details on dividend taxation. Managing your shares via Investor Centre Our share Registrar, Computershare, operates a portfolio service, Investor Centre, for investors in ordinary shares. This provides our shareholders with online access to information about their investments as well as a facility to help manage their holdings online, such as being able to: – update dividend bank mandate instructions and review dividend payment history: – update personal details and address changes; and – register to receive Company communications electronically. Computershare also offers an internet and telephone share dealing service to existing shareholders. The service can be obtained at www.investorcentre.co.uk. Shareholders with any queries regarding their holding should contact Computershare. See page 249 for their contact details. Shareholders may also find the investors section of our corporate website, vodafone.com/investor, useful for general queries and information about the Company. Shareholder communications A growing number of our shareholders have opted to receive communications from us electronically. The use of electronic communications, rather than printed paper documents, means information about the Company can be accessed through emails or the Company’s website, thus reducing our impact on the environment. Shareholders who have elected for electronic communication will be sent an email alert containing a link to the relevant documents. We encourage all our shareholders to sign up for this service. You can register for this service at www.investorcentre.co.uk or by contacting Computershare by the telephone number provided on page 249. See vodafone.com/investor for further information about this service. AGM Our thirty-sixth AGM will be held at The Pavilion, Vodafone House, Newbury RG14 2FN on 28 July 2020 at 11.00 am. At the time of writing, as a result of the COVID-19 pandemic restrictions there remains considerable uncertainty as to whether meetings of large numbers of people will be permitted over the coming months. Given this uncertainty and the Company’s desire to protect the health and safety of shareholders and employees, the AGM this year will be run as a closed meeting and shareholders will not be able to attend in person. The Company will make arrangements such that the legal requirements to hold the meeting can be satisfied through the attendance of a minimum number of shareholders and the format of the meeting will be purely functional. Unaudited information 248 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information ShareGift We support ShareGift, the charity share donation scheme (registered charity number 1052686). Through ShareGift, shareholders who have only a very small number of shares, which might be considered uneconomic to sell, are able to donate them to charity. Donated shares are aggregated and sold by ShareGift with the proceeds being passed on to a wide range of UK charities. See sharegift.org or call +44 (0)20 7930 3737 for further details. Markets Ordinary shares of Vodafone Group Plc are traded on the London Stock Exchange and in the form of ADSs on NASDAQ. ADSs, each representing ten ordinary shares, are traded on NASDAQ under the symbol “VOD”. The ADSs are evidenced by ADRs issued by Deutsche Bank, as depositary, under a deposit agreement, dated 27 February 2017 between the Company, the depositary and the holders from time to time of ADRs issued thereunder. ADS holders are not shareholders in the Company but may instruct Deutsche Bank on the exercise of voting rights relative to the number of ordinary shares represented by their ADSs. See “Articles of Association and applicable English law” and “Rights attaching to the Company’s shares – Voting rights” on page 250. Landmark Financial Asset Search We participate in an online service which provides a search facility for solicitors and probate professionals to quickly and easily trace UK shareholdings relating to deceased estates. Visit www.landmarkfas.co.uk or call +44 (0)844 844 9967 for further information. Shareholders as at 31 March 2020 Number of accounts % of total issued shares Warning to shareholders (“boiler room” scams) Over recent years we have become aware of investors who have received unsolicited calls or correspondence, in some cases purporting to have been issued by us, concerning investment matters. These callers typically make claims of highly profitable investment opportunities which turn out to be worthless or simply do not exist. These approaches are usually made by unauthorised companies and individuals and are commonly known as “boiler room” scams. Investors are advised to be wary of any unsolicited advice or offers to buy shares. If it sounds too good to be true, it often is. See the FCA website at fca.org.uk/scamsmart for more detailed information about this or similar activities. Number of ordinary shares held 1–1,000 300,247 0.21 1,001–5,000 41,757 0.31 5,001–50,000 12,213 0.51 50,001–100,000 520 0.13 100,001–500,000 645 0.53 More than 500,000 1,099 98.31 Major shareholders As at 30 June 2020, Deutsche Bank, as custodian of our ADR programme, held approximately 14.4% of our ordinary shares of 20 20/21 US cents each as nominee. At this date, the total number of ADRs outstanding was 387,449,793 and 1,473 holders of ordinary shares had registered addresses in the United States and held a total of approximately 0.008% of the ordinary shares of the Company. At 31 March 2020, the following percentage interests in the ordinary share capital of the Company, disclosable under the Disclosure Guidance and Transparency Rules, (‘DTR 5’), have been notified to the Directors. Contact details for Computershare and AST The Registrar Computershare Investor Services PLC The Pavilions Bridgwater Road, Bristol BS99 6ZZ, United Kingdom Telephone: +44 (0)370 702 0198 www.investorcentre.co.uk/contactus Holders of ordinary shares resident in Ireland Computershare Investor Services (Ireland) Ltd PO Box 13042 Tallaght Dublin 24, Ireland Telephone: +353 (0)818 300 999 www.investorcentre.co.uk/contactus ADS holders AST Operations Center 6201 15th Avenue Brooklyn NY 11219 United States of America Telephone: +1 800 233 5601 (toll free) or, for calls outside the United States: +1 201 806 4103 www.astfinancial.com Email: db@astfinancial.com Shareholding1 Shareholder BlackRock, Inc.2 6.90% Norges Bank 3.0004% Notes: 1 The percentage of voting rights detailed above was calculated at the time of the relevant disclosures made in accordance with Rule 5 of the Disclosure Guidance and Transparency Rules. On 6 February 2020, BlackRock, Inc. disclosed by way of a Schedule 13G filed with the SEC, beneficial ownership of 2,138,583,085 ordinary shares of the Company as of 31 December 2019, representing 8.0% of that class of shares at that date. 2 The Company is not aware of any changes in the interests disclosed under DTR 5 between 31 March 2020 and 30 June 2020. As far as the Company is aware, between 1 April 2016 and 30 June 2020, no shareholder, other than described above, held 3% or more of the voting rights attributable to the ordinary shares of the Company other than (i) Deutsche Bank, as custodian of our ADR programme, (ii) BlackRock, Inc and Norges Bank (as described above) and (iii) Morgan Stanley, which owned 3.6% of the Company’s ordinary shares at 13 February 2018. The rights attaching to the ordinary shares of the Company held by these shareholders are identical in all respects to the rights attaching to all the ordinary shares of the Company. As at 30 June 2020 the Directors are not aware of any other interest of 3% or more in the ordinary share capital of the Company. The Company is not directly or indirectly owned or controlled by any foreign government or any other legal entity. There are no arrangements known to the Company that could result in a change of control of the Company. 249 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Shareholder information (continued) Articles of Association and applicable English law The following description summarises certain provisions of the Company’s Articles of Association and applicable English law. This summary is qualified in its entirety by reference to the Companies Act 2006 and the Company’s Articles of Association. See “Documents on display” on page 251 for information on where copies of the Articles of Association can be obtained. The Company is a public limited company under the laws of England and Wales. The Company is registered in England and Wales under the name Vodafone Group Public Limited Company with the registration number 1833679. All of the Company’s ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by the Company from the holders of such shares. English law specifies that any alteration to the Articles of Association must be approved by a special resolution of the Company’s shareholders. Articles of Association The Company’s Articles of Association do not specifically restrict the objects of the Company. Directors The Directors are empowered under the Articles of Association to exercise all the powers of the Company subject to any restrictions in the Articles of Association, the Companies Act 2006 (as defined in the Articles of Association) and any special resolution. Under the Company’s Articles of Association a Director cannot vote in respect of any proposal in which the Director, or any person connected with the Director, has a material interest other than by virtue of the Director’s interest in the Company’s shares or other securities. However, this restriction on voting does not apply in certain circumstances as set out in the Articles of Association. The Directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all liabilities and obligations of the Group outstanding at any time shall not exceed an amount equal to 1.5 times the aggregate of the Group’s share capital and reserves calculated in the manner prescribed in the Articles of Association unless sanctioned by an ordinary resolution of the Company’s shareholders. At each AGM all Directors shall offer themselves for re-election in accordance with the Company’s Articles of Association and in the interests of good corporate governance. Directors are not required under the Company’s Articles of Association to hold any shares of the Company as a qualification to act as a Director, although the Executive Directors are required to under the Company’s Remuneration Policy. Further details are set out on pages 102 to 107. Holders of the Company’s ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the Directors. The Board of Directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Dividends on ordinary shares can be paid to shareholders in whatever currency the Directors decide, using an appropriate exchange rate for any currency conversions which are required. If a dividend has not been claimed for one year after the date of the resolution passed at a general meeting declaring that dividend or the resolution of the Directors providing for payment of that dividend, the Directors may invest the dividend or use it in some other way for the benefit of the Company until the dividend is claimed. If the dividend remains unclaimed for 12 years after the relevant resolution either declaring that dividend or providing for payment of that dividend, it will be forfeited and belong to the Company. Voting rights At a general meeting of the Company, when voting on substantive resolutions (i.e. any resolution which is not a procedural resolution) each shareholder who is entitled to vote and is present in person or by proxy has one vote for every share held (a poll vote). Procedural resolutions (such as a resolution to adjourn a general meeting or a resolution on the choice of Chairman of a general meeting) shall be decided on a show of hands, where each shareholder who is present at the meeting has one vote regardless of the number of shares held, unless a poll is demanded. Shareholders entitled to vote at general meetings may appoint proxies who are entitled to vote, attend and speak at general meetings. Two shareholders present in person or by proxy constitute a quorum for purposes of a general meeting of the Company. Under English law, shareholders of a public company such as the Company are not permitted to pass resolutions by written consent. Record holders of the Company’s ADSs are entitled to attend, speak and vote on a poll or a show of hands at any general meeting of the Company’s shareholders by the depositary’s appointment of them as corporate representatives or proxies with respect to the underlying ordinary shares represented by their ADSs. Alternatively, holders of ADSs are entitled to vote by supplying their voting instructions to the depositary or its nominee who will vote the ordinary shares underlying their ADSs in accordance with their instructions. Holders of the Company’s ADSs are entitled to receive notices of shareholders’ meetings under the terms of the deposit agreement relating to the ADSs. Employees who hold shares in a vested nominee share account are able to vote through the respective plan’s trustees. Note there is now a vested share account with Computershare (in respect of shares arising from a SAYE exercise) and Equatex (MyShareBank). Holders of the Company’s 7% cumulative fixed rate shares are only entitled to vote on any resolution to vary or abrogate the rights attached to the fixed rate shares. Holders have one vote for every fully paid 7% cumulative fixed rate share. Liquidation rights In the event of the liquidation of the Company, after payment of all liabilities and deductions in accordance with English law, the holders of the Company’s 7% cumulative fixed rate shares would be entitled to a sum equal to the capital paid up on such shares, together with certain dividend payments, in priority to holders of the Company’s ordinary shares. The holders of the fixed rate shares do not have any other right to share in the Company’s surplus assets. Rights attaching to the Company’s shares At 31 March 2020, the issued share capital of the Company was comprised of 50,000 7% cumulative fixed rate shares of £1.00 each and 26,772,164,544 ordinary shares (excluding treasury shares) of 20 20/21 US cents each. As at 31 March 2020, 2,043,750,434 ordinary shares were held in Treasury. Dividend rights Holders of 7% cumulative fixed rate shares are entitled to be paid in respect of each financial year, or other accounting period of the Company, a fixed cumulative preferential dividend of 7% p.a. on the nominal value of the fixed rate shares. A fixed cumulative preferential dividend may only be paid out of available distributable profits which the Directors have resolved should be distributed. The fixed rate shares do not have any other right to share in the Company’s profits. Unaudited information 250 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Pre-emptive rights and new issues of shares Under section 549 of the Companies Act 2006 Directors are, with certain exceptions, unable to allot the Company’s ordinary shares or securities convertible into the Company’s ordinary shares without the authority of the shareholders in a general meeting. In addition, section 561 of the Companies Act 2006 imposes further restrictions on the issue of equity securities (as defined in the Companies Act 2006 which include the Company’s ordinary shares and securities convertible into ordinary shares) which are, or are to be, paid up wholly in cash and not first offered to existing shareholders. The Company’s Articles of Association allow shareholders to authorise Directors for a period specified in the relevant resolution to allot (i) relevant securities generally up to an amount fixed by the shareholders; and (ii) equity securities for cash other than in connection with a pre-emptive offer up to an amount specified by the shareholders and free of the pre-emption restriction in section 561. At the 2019 AGM the amount of relevant securities fixed by shareholders under (i) above and the amount of equity securities specified by shareholders under (ii) above were in line with the Pre-Emption Group’s Statement of Principles. Further details of such proposals are provided in the 2020 Notice of AGM. Disclosure of interests in the Company’s shares There are no provisions in the Articles of Association whereby persons acquiring, holding or disposing of a certain percentage of the Company’s shares are required to make disclosure of their ownership percentage although such requirements exist under the Disclosure Guidance and Transparency Rules. General meetings and notices Subject to the Articles of Association, AGMs are held at such times and place as determined by the Directors of the Company. The Directors may also, when they think fit, convene other general meetings of the Company. General meetings may also be convened on requisition as provided by the Companies Act 2006. An AGM is required to be called on not less than 21 days’ notice in writing. Subject to obtaining shareholder approval on an annual basis, the Company may call other general meetings on 14 days’ notice. The Directors may determine that persons entitled to receive notices of meetings are those persons entered on the register at the close of business on a day determined by the Directors but not later than 21 days before the date the relevant notice is sent. The notice may also specify the record date, the time of which shall be determined in accordance with the Articles of Association and the Companies Act 2006. Under section 336 of the Companies Act 2006 the AGM must be held each calendar year and within six months of the Company’s year end. Variation of rights If at any time the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act 2006, either with the consent in writing of the holders of three quarters in nominal value of the shares of that class or at a separate meeting of the holders of the shares of that class. At every such separate meeting all of the provisions of the Articles of Association relating to proceedings at a general meeting apply, except that (i) the quorum is to be the number of persons (which must be at least two) who hold or represent by proxy not less than one third in nominal value of the issued shares of the class or, if such quorum is not present on an adjourned meeting, one person who holds shares of the class regardless of the number of shares he holds; (ii) any person present in person or by proxy may demand a poll; and (iii) each shareholder will have one vote per share held in that particular class in the event a poll is taken. Class rights are deemed not to have been varied by the creation or issue of new shares ranking equally with or subsequent to that class of shares in sharing in profits or assets of the Company or by a redemption or repurchase of the shares by the Company. Limitations on transfer, voting and shareholding As far as the Company is aware there are no limitations imposed on the transfer, holding or voting of the Company’s ordinary shares other than those limitations that would generally apply to all of the shareholders, those that apply by law (e.g. due to insider dealing rules) or those that apply as a result of failure to comply with a notice under section 793 of the Companies Act 2006. No shareholder has any securities carrying special rights with regard to control of the Company. The Company is not aware of any agreements between holders of securities that may result in restrictions on the transfer of securities. Documents on display The Company is subject to the information requirements of the Exchange Act applicable to foreign private issuers. In accordance with these requirements the Company files its Annual Report on Form 20-F and other related documents with the SEC. These documents may be inspected at the SEC’s public reference rooms located at 100 F Street, NE Washington, DC 20549. Information on the operation of the public reference room can be obtained in the United States by calling the SEC on +1-800-SEC-0330. In addition, some of the Company’s SEC filings, including all those filed on or after 4 November 2002, are available on the SEC’s website at sec.gov. Shareholders can also obtain copies of the Company’s Articles of Association from our website at vodafone.com/ governance or from the Company’s registered office. 251 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Shareholder information (continued) Material contracts At the date of this Annual Report the Group is not party to any contracts that are considered material to its results or operations except for: A US holder is a beneficial owner of shares or ADSs that is for US federal income tax purposes: – an individual citizen or resident of the United States; – its €3,860,000,000 and US$ 3,935,000,000 revolving credit facilities which are discussed in note 21 “Borrowings” to the consolidated statements; – US domestic corporation; – an estate, the income of which is subject to US federal income tax regardless of its source; or – Contribution and Transfer Agreement dated 31 December 2016, as amended, relating to the contribution and/or transfer of shares in Ziggo Group Holding B.V. and Vodafone Libertel B.V. to Lynx Global Europe II B.V. and the formation of the Netherlands joint venture; – a trust, if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for US federal income tax purposes. – the Implementation Agreement dated 20 March 2017, as amended, relating to the combination of the Indian mobile telecommunications businesses of Vodafone Group and Idea Group as detailed in note 27 “Acquisitions and disposals” to the consolidated financial statements; If an entity or arrangement treated as a partnership for US federal income tax purposes holds the shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. Holders that are entities or arrangements treated as partnerships for US federal income tax purposes should consult their tax advisors concerning the US federal income tax consequences to them and their partners of the ownership and disposition of shares or ADSs by the partnership. This section is based on the US Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and on the tax laws of the UK, the Double Taxation Convention between the United States and the UK (the ‘treaty’) and current HM Revenue and Customs (‘HMRC’) published practice, all as of the date hereof. These laws and such practice are subject to change, possibly on a retroactive basis. This section is further based in part upon the representations of the depositary and assumes that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For the purposes of the treaty and the US-UK double taxation convention relating to estate and gift taxes (the ‘Estate Tax Convention’), and for US federal income tax and UK tax purposes, this section is based on the assumption that a holder of ADRs evidencing ADSs will generally be treated as the owner of the shares in the Company represented by those ADRs. Investors should note that a ruling by the first-tier tax tribunal in the UK has cast doubt on this view, but HMRC have stated that they will continue to apply their long-standing practice of regarding the holder of such ADRs as holding the beneficial interest in the underlying shares. Similarly, the US Treasury has expressed concern that US holders of depositary receipts (such as holders of ADRs representing our ADSs) may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between such holders and the issuer of the security underlying the depositary receipts, or a party to whom depositary receipts or deposited shares are delivered by the depositary prior to the receipt by the depositary of the corresponding securities, has taken actions inconsistent with the ownership of the underlying security by the person claiming the credit, such as a disposition of such security. Such actions may also be inconsistent with the claiming of the reduced tax rates that may be applicable to certain dividends received by certain non-corporate holders, as described below. Accordingly, (i) the creditability of any UK taxes and (ii) the availability of the reduced tax rates for any dividends received by certain non-corporate US holders, each as described below, could be affected by actions taken by such parties or intermediaries. Generally exchanges of shares for ADRs and ADRs for shares will not be subject to US federal income tax or to UK tax other than stamp duty or stamp duty reserve tax (see the section on these taxes on page 219). – the Implementation Agreement dated 25 April 2018 relating to the combination of the businesses of Indus Towers and Bharti Infratel; – the Sale and Purchase Agreement dated 9 May 2018 relating to the purchase of Liberty Global plc’s businesses in Germany, Romania, Hungary and the Czech Republic; – the Transitional Services Agreement dated 31 July 2019 relating to services and cooperation relating to the sale of Liberty Global plc’s businesses in Germany, Romania, Hungary and the Czech Republic; – the Sale and Purchase Agreement dated 31 July 2019 relating to the sale of Vodafone New Zealand; – the Scheme Implementation Deed dated 30 August 2018 relating to the proposed merger between Vodafone Hutchison Australia Pty Limited and TPG Telecom Limited; and – the Deed of Merger dated 31 March 2020 relating to the combination of Vodafone Italy’s towers with INWIT’s passive network infrastructure. Exchange controls There are no UK Government laws, decrees or regulations that restrict or affect the export or import of capital including, but not limited to, foreign exchange controls on remittance of dividends on the ordinary shares or on the conduct of the Group’s operations. Taxation As this is a complex area investors should consult their own tax advisor regarding the US federal, state and local, the UK and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances. This section describes, primarily for a US holder (as defined below), in general terms, the principal US federal income tax and UK tax consequences of owning or disposing of shares or ADSs in the Company held as capital assets (for US and UK tax purposes). This section does not, however, cover the tax consequences for members of certain classes of holders subject to special rules including, for example, US expatriates and former long-term residents of the United States; officers and employees of the Company; holders that, directly, indirectly or by attribution, hold 5% or more of the Company’s stock (by vote or value); financial institutions; insurance companies; individual retirement accounts and other tax-deferred accounts; tax-exempt organisations; dealers in securities or currencies; investors that will hold shares or ADSs as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes; investors holding shares or ADSs in connection with a trade or business conducted outside of the US; or US holders whose functional currency is not the US dollar. Unaudited information 252 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Taxation of dividends UK taxation Under current UK law, there is no requirement to withhold tax from the dividends that we pay. Shareholders who are within the charge to UK corporation tax will be subject to corporation tax on the dividends we pay unless the dividends fall within an exempt class and certain other conditions are met. It is expected that the dividends we pay would generally be exempt. Individual shareholders in the Company who are resident in the UK will be subject to the income tax on the dividends we pay. Dividends will be taxable in the UK at the dividend rates applicable where the income received is above the dividend allowance (currently £2,000 per tax year) which is taxed at a nil rate. Dividend income is treated as the highest part of an individual shareholder’s income and the dividend allowance will count towards the basic or higher rate limits (as applicable) which may affect the rate of tax due on any dividend income in excess of the allowance. US federal income taxation Subject to the passive foreign investment company (‘PFIC’) rules described below, a US holder is subject to US federal income taxation on the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the shares or ADSs and thereafter as capital gain. However, the Company does not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US holders should therefore assume that any distribution by the Company with respect to shares will be reported as ordinary dividend income. Dividends paid to a non-corporate US holder will be taxable to the holder at the reduced rate normally applicable to long-term capital gains provided that certain requirements are met. Dividends must be included in income when the US holder, in the case of shares, or the depositary, in the case of ADSs, actually or constructively receives the dividend and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. The amount of the dividend distribution to be included in income will be the US dollar value of the pound sterling or euro payments made determined at the spot pound sterling/US dollar rate or the spot euro/ US dollar rate, as applicable, on the date the dividends are received by the US holder, in the case of shares, or the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into US dollars at that time. If dividends received in pounds sterling or euros are converted into US dollars on the day they are received, the US holder generally will not be required to recognise any foreign currency gain or loss in respect of the dividend income. Where UK tax is payable on any dividends received, a US holder may be entitled, subject to certain limitations, to a foreign tax credit in respect of such taxes. Taxation of capital gains UK taxation A US holder that is not resident in the UK will generally not be liable for UK tax in respect of any capital gain realised on a disposal of our shares or ADSs. However, a US holder may be liable for both UK and US tax in respect of a gain on the disposal of our shares or ADSs if the US holder: – is a citizen of the United States and is resident in the UK; – is an individual who realises such a gain during a period of “temporary non-residence” (broadly, where the individual becomes resident in the UK, having ceased to be so resident for a period of five years or less, and was resident in the UK for at least four out of the seven tax years immediately preceding the year of departure from the UK); – is a US domestic corporation resident in the UK by reason of being centrally managed and controlled in the UK; or – is a citizen or a resident of the United States, or a US domestic corporation, that has used, held or acquired the shares or ADSs in connection with a branch, agency or permanent establishment in the UK through which it carries on a trade, profession or vocation in the UK. In such circumstances, relief from double taxation may be available under the treaty. Holders who may fall within one of the above categories should consult their professional advisers. US federal income taxation Subject to the PFIC rules described below, a US holder that sells or otherwise disposes of our shares or ADSs generally will recognise a capital gain or loss for US federal income tax purposes equal to the difference, if any, between the US dollar value of the amount realised and the holder’s adjusted tax basis, determined in US dollars, in the shares or ADSs. This capital gain or loss will be a long-term capital gain or loss if the US holder’s holding period in the shares or ADSs exceeds one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations. 253 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Shareholder information (continued) Additional tax considerations UK inheritance tax An individual who is domiciled in the United States (for the purposes of the Estate Tax Convention) and is not a UK national will not be subject to UK inheritance tax in respect of our shares or ADSs on the individual’s death or on a transfer of the shares or ADSs during the individual’s lifetime, provided that any applicable US federal gift or estate tax is paid, unless the shares or ADSs are part of the business property of a UK permanent establishment or pertain to a UK fixed base used for the performance of independent personal services. Where the shares or ADSs have been placed in trust by a settlor they may be subject to UK inheritance tax unless, when the trust was created, the settlor was domiciled in the United States and was not a UK national. Where the shares or ADSs are subject to both UK inheritance tax and to US federal gift or estate tax, the estate tax convention generally provides a credit against US federal tax liabilities for UK inheritance tax paid. UK stamp duty and stamp duty reserve tax Stamp duty will, subject to certain exceptions, be payable on any instrument transferring our shares to the custodian of the depositary at the rate of 1.5% on the amount or value of the consideration if on sale or on the value of such shares if not on sale. Stamp duty reserve tax (‘SDRT’), at the rate of 1.5% of the amount or value of the consideration or the value of the shares, could also be payable in these circumstances but no SDRT will be payable if stamp duty equal to such SDRT liability is paid. Following rulings of the European Court of Justice and the first-tier tax tribunal in the UK, HMRC have confirmed that the 1.5% SDRT charge will not be levied on an issue of shares to a depositary receipt system on the basis that such a charge is contrary to EU law. No stamp duty should in practice be required to be paid on any transfer of our ADSs provided that the ADSs and any separate instrument of transfer are executed and retained at all times outside the UK. A transfer of our shares in registered form will attract ad valorem stamp duty generally at the rate of 0.5% of the purchase price of the shares. There is no charge to ad valorem stamp duty on gifts. SDRT is generally payable on an unconditional agreement to transfer our shares in registered form at 0.5% of the amount or value of the consideration for the transfer, but if, within six years of the date of the agreement, an instrument transferring the shares is executed and stamped, any SDRT which has been paid would be repayable or, if the SDRT has not been paid, the liability to pay the tax (but not necessarily interest and penalties) would be cancelled. However, an agreement to transfer our ADSs will not give rise to SDRT. PFIC rules We do not believe that our shares or ADSs will be stock of a PFIC for US federal income tax purposes for our current taxable year or the foreseeable future. This conclusion is a factual determination that is made annually and thus is subject to change. If we are a PFIC, US holders of shares would be required (i) to pay a special US addition to tax on certain distributions and (ii) any gain realised on the sale or other disposition of the shares or ADSs would in general not be treated as a capital gain unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs. Otherwise a US holder would be treated as if he or she has realised such gain and certain “excess distributions” rateably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated. An interest charge in respect of the tax attributable to each such preceding year beginning with the first such year in which our shares or ADSs were treated as stock in a PFIC would also apply. In addition, dividends received from us would not be eligible for the reduced rate of tax described above under “Taxation of Dividends – US federal income taxation”. Back-up withholding and information reporting Payments of dividends and other proceeds to a US holder with respect to shares or ADSs, by a US paying agent or other US intermediary will be reported to the Internal Revenue Service and to the US holder as may be required under applicable regulations. Back-up withholding may apply to these payments if the US holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. Certain US holders are not subject to back-up withholding. US holders should consult their tax advisors about these rules and any other reporting obligations that may apply to the ownership or disposition of shares or ADSs, including requirements related to the holding of certain foreign financial assets. Unaudited information 254 Vodafone Group Plc

Overview Strategic Report Governance History and development Unaudited information Financials Other information The Company was incorporated under English law in 1984 as Racal Strategic Radio Limited (registered number 1833679). After various name changes, 20% of Racal Telecom Plc share capital was offered to the public in October 1988. The Company was fully demerged from Racal Electronics Plc and became an independent company in September 1991, at which time it changed its name to Vodafone Group Plc. Since then we have entered into various transactions which significantly impacted on the development of the Group. The most significant of these transactions are summarised below: – In March 2014 we acquired the indirect equity interests in Vodafone India held by Analjit Singh and Neelu Analjit Singh, taking our stake to 89.03% and then in April 2014 we acquired the remaining 10.97% of Vodafone India from Piramal Enterprises Limited for cash consideration of INR 89.0 billion (€1.0 billion), taking our ownership interest to 100%. – On 23 July 2014 we acquired the entire share capital of Grupo Corporativo Ono, S.A. (‘Ono’) in Spain for total consideration, including associated net debt acquired, of €7.2 billion. – On 31 December 2016 we completed the transaction with Liberty Global plc to combine our Dutch operations in a 50:50 joint venture – The merger with AirTouch Communications, Inc. which completed on 30 June 1999. The Company changed its name to Vodafone AirTouch Plc in June 1999 but then reverted to its former name, Vodafone Group Plc, on 28 July 2000. called VodafoneZiggo Group Holding B.V. (‘VodafoneZiggo’). – On 29 March 2018, we completed the transaction with the Qatar Foundation to sell acquire Vodafone Europe B.V.’s 51% stake in the joint venture company, Vodafone and Qatar Foundation LLC, that controls Vodafone Qatar for a total cash consideration of QAR 1,350 million (€301 million). – The completion on 10 July 2000 of the agreement with Bell Atlantic and GTE to combine their US cellular operations to create the largest mobile operator in the United States, Verizon Wireless, resulting in the Group having a 45% interest in the combined entity. – On 31 March 2018, Vodafone India completed the sale of its stand-alone tower business in India to ATC Telecom Infrastructure Private Limited (‘ATC’) for an enterprise value of INR 38.5 billion (€478 million). – The acquisition of Mannesmann AG which completed on 12 April 2000. Through this transaction we acquired businesses in Germany and Italy and increased our indirect holding in Société Française u Radiotéléphone S.A. (‘SFR’). – On 25 April 2018, Vodafone, Bharti Airtel Limited (‘Bharti Airtel’) and Idea announced the merger of Indus Towers Limited (‘Indus Towers’) into Bharti Infratel Limited (‘Bharti Infratel’), creating a combined company that will own the respective businesses of Bharti Infratel and Indus Towers. Upon completion of the transaction Bharti Airtel and Vodafone will jointly control the combined company, in accordance with the terms of a new shareholders’ agreement. – On 8 May 2007 we acquired companies with controlling interests in Vodafone India Limited (‘Vodafone India’), formerly Vodafone Essar Limited, for US$ 10.9 billion (€7.7 billion). – On 20 April 2009 we acquired an additional 15.0% stake in Vodacom for cash consideration of ZAR 20.6 billion (€1.8 billion). On 18 May 2009 Vodacom became a subsidiary. – On 9 May 2018, Vodafone announced that it had agreed to acquire Unitymedia GmbH in Germany and Liberty Global’s operations (excluding its “Direct Home” business) in the Czech Republic, Hungary and Romania for a total enterprise value of €18.4 billion. – Through a series of business transactions on 1 June and 1 July 2011, we acquired an additional 22% stake in Vodafone India from the Essar Group for a cash consideration of US$ 4.2 billion (€2.9 billion) including withholding tax. – On 30 August 2018, Vodafone announced that Vodafone Hutchison Australia Pty Limited (‘VHA’) and TPG Telecom Limited (‘TPG’) had agreed a merger to establish a new fully integrated telecommunications operator in Australia (‘MergeCo’). Vodafone and Hutchison Telecommunications (Australia) Limited (‘HTAL’) would each own an economic interest of 25.05% in MergeCo, with TPG shareholders owning the remaining 49.9%. – Through a series of business transactions in 2011 and 2012, Vodafone assigned its rights to purchase approximately 11% of Vodafone India from the Essar Group to Piramal Healthcare Limited (‘Piramal’). On 18 August 2011 Piramal purchased 5.5% of Vodafone India from the Essar Group for a cash consideration of INR 28.6 billion (€410 million). On 8 February 2012, it purchased a further 5.5% of Vodafone India from the Essar Group for a cash consideration of approximately INR 30.1 billion (€460 million) taking Piramal’s total shareholding in Vodafone India to approximately 11%. – On 31 August 2018, the Group completed the transaction to combine its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers), with Idea Cellular to form Vodafone Idea, with the combined company being jointly controlled by Vodafone and the Aditya Birla Group. – On 27 July 2012 we acquired the entire share capital of Cable & Wireless Worldwide plc for a cash consideration of £1,050 million (€1,340 million). – On 31 July 2019 , the Group completed the acquisition of a 100% interest in Unitymedia GmbH in Germany and Liberty Global’s operations (excluding its “Direct Home” business) in the Czech Republic, (‘UPC Czech’), Hungary (‘UPC Hungary’) and Romania (‘UPC Romania’). This creates a converged national provider of digital infrastructure in Germany and converged communications operators in the Czech Republic, Hungary and Romania. See note 27 “Acquisitions and disposals”. – On 31 October 2012 we acquired TelstraClear Limited in New Zealand for a cash consideration of NZ$840 million (€660 million). – On 13 September 2013 we acquired a 76.57% interest in Kabel Deutschland Holding AG in Germany for cash consideration of €5.8 billion. – The completion on 21 February 2014 of the agreement, announced on 2 September 2013, to dispose of our US Group whose principal asset was its 45% interest in Verizon Wireless (‘VZW’) to Verizon Communications Inc. (‘Verizon’), Vodafone’s joint venture partner, for a total consideration of US$ 130 billion (€95 billion) including the remaining 23.1% minority interest in Vodafone Italy. Following completion, Vodafone shareholders received Verizon shares and cash totalling US$ 85 billion (€37 billion). – On 31 July 2019, the Group sold its 100% interest in Vodafone New Zealand. Limited. See note 27 “Acquisitions and disposals”. – On 31 March 2020, the Group merged its passive tower infrastructure in Italy with INWIT S.p.A, creating the leading tower company in Italy. See note 27 “Acquisitions and disposals”. – On 31 March 2020, the Group sold its 100% interest in Vodafone Malta Limited. See note 27 “Acquisitions and disposals”. 255 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Regulation Our operating companies are generally subject to regulation governing the operation of their business activities. Such regulation typically takes the form of industry specific law and regulation covering telecommunications services and general competition (antitrust) law applicable to all activities. The following section describes the regulatory frameworks and the key regulatory developments at national and regional level and in the European Union (‘EU’), in which we had significant interests during the year ended 31 March 2020. Many of the regulatory developments reported in the following section involve ongoing proceedings or consideration of potential proceedings that have not reached a conclusion. Accordingly, we are unable to attach a specific level of financial risk to our performance from such matters. The EC’s legislative proposal for an e-Privacy Regulation, which will update the existing e-Privacy Directive with specific rules applicable to the electronic communications sector, and a proposal for a regulation on the removal of terrorist content online are still in the process of being negotiated. Similarly, the Directive on Collective Redress and the proposals for cross-border access by law enforcement authorities to electronic evidence are also still in discussions. Finally, we expect further discussions on the proposed EU Cybersecurity Competence Centre Regulation. In February 2020, the EC President von der Leyen presented the EU digital package, under the banner A Europe Fit for the Digital Age. The package is one of the flagship policy initiatives of the new Commission, alongside the Green Deal and Industrial Strategy. A key feature of the digital package is a white paper on Artificial Intelligence, which announces future regulation for high-risk AI applications. The consultation on the white paper is open until May 2020. European Union (‘EU’) In June 2018, the European Parliament and the Council reached an overall political agreement on the European Electronic Communications Code (‘EECC’) and BEREC Regulation, with formal adoption finalised in December 2018. Member States must complete transposition into national law by the end of 2020. Rules capping prices on intra-EU international calls came into force in May 2019 and BEREC issued further Guidelines on implementation. In July 2019, the European Commission launched a public consultation on voice call termination rates in the EU to feed into the implementation of the European Commission’s policy on the Eurorates. In February 2019, The Commission launched a targeted consultation on the review of the Recommendation on relevant markets in the electronic communications sector adopted in 2014 (2014/710/EU). The aim is to gather information on the state of play and developments of wholesale markets and assess current and potential markets susceptible to ex ante regulation in the sector. The results of the targeted consultation will support the Commission’s preparations of the new Recommendation to be adopted by December 2020. In April 2019, the Digital Content and Sales of Goods Directives was adopted, introducing new consumer rights when buying digital and smart products. In May 2019, the EU Regulation on the free flow of non-personal data became applicable, removing obstacles to the free movement of non-personal data across Member States in the EU. In May 2019, the Cybersecurity Act entered into force. This includes a permanent mandate, expanded responsibilities and more resources for the EU Cybersecurity Agency and promotion of security by design and by default by implementing a framework for the voluntary cybersecurity certification of information and communications (‘ICT’) products, services and processes, obtainable in any Member State with validity across the EU. In May 2019, the EU adopted a revised version of the Cable and Satellite Directive, covering the rights clearance of content retransmitted over the internet, and particularly fixed and mobile broadband. In July 2019, the first EU regulation specifically addressing the platform economy was adopted, imposing transparency and redress obligations for online platforms operating in the B2C market. In July 2019, draft legislation proposed by the EC on vehicle connectivity standards was struck down by the EU Council of Ministers. Europe region Germany In May 2017, the national regulatory authority (‘BNetzA’) initiated the market review process for wholesale access at fixed locations currently covering both unbundled local loop (‘ULL’) and virtual unbundled local access (‘VULA’) as well as bitstream wholesale products. Meanwhile, BNetzA has started market-wide discussions on possible remedies and the future of fibre access regulation in advance of the draft regulatory order, expected in Q2 2020. In June 2019, Vodafone Germany acquired 2x20MHz of the expiring 2.1GHz spectrum and 1x90MHz of 3.6GHz spectrum in the recent auction for €1.88 billion. The amount due is payable in instalments until 2030. The allocation is valid till end of 2040. In September 2019, BNetzA’s draft decision regarding fixed access market review (Market 3a) indicated Deutsche Telekom has significant market power across all speeds, technologies and regions. Cable operators are not defined as being dominant, taking into account the merger between Vodafone and Unitymedia. In November 2019, BNetzA published a decision to lower mobile termination rates (‘MTRs’) in Germany from 0,95€ct/min down to 0,90€ct/min effective December 2019 onwards. The glide path reduces the MTR to 0,78€ct/min in December 2020, and to 0,70€ct/min in December 2021 until December 2022. Italy In March 2017, the national regulatory authority (‘AGCOM’) imposed a minimum billing period of one month for fixed and convergent offers, effective by the end of June 2017. The operators appealed AGCOM’s resolution before the Administrative Court, which was rejected in February 2018. Vodafone Italy filed an appeal before the Council of State which is pending. In January 2019, AGCOM opened a national consultation on the wholesale local and central fixed access market review. The draft proposal modifies the criteria for defining competitive areas and lowers wholesale prices in non-competitive areas. In August 2019, AGCM issued its final decision, which defined the regulatory framework applicable for access to Telecom Italia (‘TIM’) fixed network from 2018 to 2021. Unaudited information 256 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information In July 2019, TIM and Vodafone Italy reached an agreement for: (i) the creation of an active network sharing partnership for 4G and 5G; and (ii) the expansion of their existing passive sharing agreement. Vodafone Italy has also agreed to merge its passive tower infrastructure in Italy into INWIT SpA, which already holds TIM’s towers (the ‘Combination’). Vodafone Italy and TIM intend to retain joint control of INWIT, but over time will consider jointly reducing their respective ownership levels from 37.5% to a minimum of 25.0%. In March 2020, the EC cleared this merger. Vodafone Italy and TIM have offered commitments to support access to INWIT’s passive infrastructure to all market participants. Under the commitments, INWIT will make space available to third parties in more urbanised areas while committing to preserving existing tenancies. In August 2019, AGCOM started a sanctioning proceeding against Vodafone Italy based on the non-compliance of AGCOM’s order to provide customers with automatic reimbursement/restitutions. In March 2020, AGCOM closed the proceeding, issuing a sanction of €2.5 million. In January 2020, the NCA ruled that Vodafone Italy, TIM, Fastweb and WindTre would coordinate their commercial strategies relating to the transition from four week billing (28 days) to monthly billing. AGCOM adopted a decision to impose reimbursements/restitutions for fixed and convergent customers from June 2017 and April 2018. In July 2019, the Council of State rejected Vodafone Italy’s appeal of the Administrative Tribunal statement and Vodafone Italy started the reimbursement to their customers, full decision published in February 2020. United Kingdom The national regulatory authority (‘Ofcom’) has paused its consultation on the Fixed Wholesale Telecoms Market Review covering consumer and business connectivity services, a new deadline for responses pending. The new regime is intended to commence in FY22 and run for five years. In July 2019, the new Ofcom rules on Mobile switching took effect, introducing a text to switch option for consumers to change provider. In February 2020, best Tariff Advice was introduced for consumers. In March 2020, the Court of Appeal upheld the May 2019 High Court decision which ruled that Ofcom must repay certain spectrum licence fees. These fees had been previously collected under regulations which were subsequently ruled as null and void. In March 2020, Ofcom confirmed the rules for the forthcoming auction of 700MHz and 3.6GHz spectrum. At the time of publication, it was expected the auction would occur before the end of June 2020. Vodafone UK has entered into a partnership with Government and other mobile operators to provide a shared rural network solution to deliver connectivity to deep rural communities. The Shared Rural Network sees Vodafone UK and its partners investing in a network of new and existing phone masts (overseen by a jointly owned company). Spain Following the dismissal of Vodafone Spain’s Supreme Court appeal on the so-called “TV Tax”, the National Audience court presented its preliminary ruling before the European Court of Justice (‘ECJ’) on the compatibility of the TV Tax with the Authorisation Directive in February 2018. In March 2019, ECJ concluded the TV Tax is compatible with the Authorization Directive. However, in February 2020 the National Audience referred the case to the Constitutional Court to resolve on the constitutionality of the tax. Vodafone Spain has requested the extension and modification of the commitments in relation to the Movistar–DTS merger in 2015. The commitment period will end in April 2020 but is subject to a three year extension period. Vodafone Spain responded in February 2020 to a request for information by the national regulatory authority (‘CNMC’), requesting an extension of the commitments on series and movies, and a modification of the economic model of premium sport channels. In April 2019, Orange and Vodafone Spain reached two agreements to strengthen their existing mobile and fixed network partnership in Spain: (i) a RAN Sharing Agreement that will bring network sharing to municipalities and established conditions to expand current sharing for 2G, 3G, 4G and 5G technologies; (ii) a Fixed broadband network agreement expanding previous FTTH co-investment agreements through new wholesale access or co-investment agreements. CNMC is assessing the compatibility of the Agreements with Competition Law. In May 2019, the Ministry of Economy and Enterprise (‘Ministry’) launched a 5G public consultation on 700MHz, 1.5GHz and 26GHz spectrum bands. The 26GHz auction may be delayed and detached from 700MHz auction. In December 2019, the Ministry launched a public consultation to modify the Spanish National Frequencies Plan relative to 700MHz auction: i) proposed maximum spectrum cap for this band: 2x10MHz for any operator, that could be increased to 2x20MHz in case of trading, mutualisation or cession; ii) proposed attribution of guard bands. In March 2020, the Government communicated its intention to delay the auction. In March 2020, Vodafone Spain renewed its FTTH Contract with Telefónica. The renewal modified the scope of the agreement in order (i) to extend the coverage of the Agreement to include Telefonica´s entire FTTH footprint and (ii) to improve the commercial and operational conditions provided by Telefonica in exchange for additional purchase commitments, and (iii) to extend the agreement for five additional years, until the end of 2024. Netherlands In April 2018, the EC commenced an investigation in relation to the acquisition of sports rights at several media companies in Europe, including VodafoneZiggo’s sports channel, Ziggo Sport. The investigation is ongoing. In September 2018, the national regulatory authority (‘ACM’) published the final decision on the Wholesale Fixed Access market analysis and it entered into force in October 2018. VodafoneZiggo appealed the ACM decision in the national court and at the EU level. The national court delivered its verdict in March 2020, annulling the ACM decision; therefore, VodafoneZiggo is no longer required to provide regulated access to its cable network. Ireland In April 2019, the national regulatory authority (‘ComReg’) published its final decision on Universal Service funding applications by eircom Ltd (‘eir’) for 2010 to 2015. ComReg found that the net cost of the USO did not represent an unfair burden on eir. Subsequently, eir have challenged this decision and the hearing is set for May 2020. Vodafone Ireland is notice parties to these proceedings. In May 2019, ComReg published its final decision on termination rates which moved the MTR rate to €0.67c. This rate took effect in July 2019 and reduced further to €0.55c in January 2020. 257 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Regulation (continued) In October 2019, a settlement agreement was reached in High Court Proceedings between Sky Ireland Limited and ComReg. The appeal challenged aspects of the market review of wholesale broadband services (WLA and WCA). Under the settlement, ComReg confirmed that they would publish a consultation on a revised access network model, a call for input on the market impact of current FTTH pricing and a decision on the review of the WACC. In December 2019, ComRegs decision that Non-Geographic Numbers (‘NGNs’) should be included in the customer’s bundle of call minutes took effect. Separately, in January 2020 ComReg issued a decision to impose a price control on wholesale origination charges for select NGN numbers which will take effect in May 2020. Portugal In July 2019, Vodafone Portugal signed a MoU with infrastructure operator DST regarding wholesale access to a new fibre network which DST will roll out. NOS has signed a similar MoU with DST. The parties are negotiating the contract terms. In July 2019, Vodafone Portugal launched a court action against ANACOM seeking the revocation of Dense Air’s spectrum licence. Vodafone Portugal submitted that Dense Air has breached the conditions attached to its spectrum licence by failing to use its allocation. In December 2019 the Portuguese Competition Authority (‘AdC’) carried out an analysis of the telecom sector and identified competition vulnerabilities, such as higher prices relative to the EU average, low consumer mobility and a high level of consumer complaints. The AdC adopted a set of eight recommendations to the legislator and to the sector regulator aimed at mitigating the concerns. In February 2020, the Portuguese Government put forward a Resolution setting its 5G Strategy. Following this, ANACOM launched a public consultation on the 5G Auction Regulation, which is currently suspended due to the COVID-19 pandemic crisis. In February 2020, ANACOM confirmed the new mobile termination price cap of €0.36c will come into force in July 2020 and the new fixed termination price cap of €0.046c will come into force in October 2020. In February 2020, ANACOM reviewed the prices applicable to circuits connecting Mainland Portugal with the Azores and Madeira Islands (‘CAM’) and circuits connecting the Azores islands. Ethernet CAM circuits were reduced by 10% and inter-island circuits by 6%, effective retroactively from October 2019. In February 2020, Vodafone Portugal signed a Letter of Intent with NOS, which sets the principles guiding the negotiation of a new mobile network sharing agreement. Vodafone Portugal continues to challenge payment notices totalling €34.8 million issued by ANACOM regarding 2012-2014 extraordinary compensation of Universal Service net costs. Vodafone Portugal has successfully appealed, with retroactive effect, an ANACOM dispute resolution decision dated August 2018 relating to pole access and drop cables. The dispute resolution procedure is suspended until ANACOM adopts additional amendments to the poles reference offer. Romania In July 2019, the national regulatory authority (‘ANCOM’) consulted on the terms and conditions for the 5G spectrum auction, which is delayed until late 2020. In November 2019, ANCOM adopted the final decision for MTR decrease to €0.76c, effective January 2020. Greece In July 2019, the national regulatory authority’s (‘EETT’) issued a decision rejecting the complaint filed by Vodafone Greece’s against Cosmote, arguing abuse by Cosmote of its dominant position in the prepay market. EETT’s decision in relation to Wind’s complaint against Vodafone Greece and Cosmote alleging abuse of dominance in relation to calls to mobile networks in Albania is pending. EETT ran a public consultation for the development of a BULRIC+ model for wholesale copper and fibre access pricing and the modelling approach & implementation. The EC reviewed the finalised model and advised further review and requested certain modifications. Vodafone Greece appealed EETT’s decision on the MVNO access dispute resolution between Vodafone and Forthnet; the hearing of the case is pending. Forthnet has filed a complaint with the Administrative Court requesting the annulment of the Vectoring/FTTH allocation decisions. The hearing date has been postponed to September 2020. In February 2020, the consultation on the upcoming 5G spectrum auction for 700MHz, 2.1GHz, 3.5GHz and 26GHz was launched, with plans for the auction to take place in late 2020. The 3.5GHz band defragmentation actions are in progress to allow for large blocks of continuous spectrum for the facilitation of 5G deployment. Czech Republic In January 2019, the national regulatory authority (‘CTU’) updated their 5G framework position for the 700MHz spectrum. The auction will now include 3.4-3.5GHz spectrum. In June 2019, the CTU consulted on the draft conditions of the 5G spectrum auction. In March 2020, the CTU consulted on the revised conditions, with the 5G spectrum auction expected to take place in the second half of 2020. In July 2019, the EC issued a decision with comments on the three criteria test establishing a new relevant market, the mobile wholesale access & origination market. The EC urged the CTU to reconsider its conclusions. CTU ignored the comments and added the wholesale mobile market on the list of relevant markets in December 2020. In August 2019, the EC issued its Statement of Objections to O2 CZ, CETIN and T-Mobile’s mobile network sharing agreement in the Czech Republic. The EC reached the preliminary conclusion that agreement restricts competition and thereby harms innovation in breach of EU antitrust rules. In April 2020, the 900MHz band will be reshuffled to provide one contiguous block to each 900MHz holder. Hungary The Economic Competition Office investigation into the network & spectrum sharing and possible collusion in the previous spectrum tender by Magyar Telekom and Telenor is ongoing. In November 2019, the national regulatory authority (‘NMHH’) published the reference unbundling offer on Layer 2 wholesale access product in Magyar Telekom’s network. Magyar Telekom is obliged to launch Layer 2 wholesale access product from June 2020. In March 2020, NMHH published the draft reference unbundling offer on Layer 2 wholesale access product in Invitel’s network. Invitel, is obliged to launch Layer 2 wholesale access product from November 2020. In March 2020, Vodafone Hungary acquired 2x10MHz of 700MHz spectrum and 2x5MHz of 2.1GHz spectrum and 1x50MHz of 3.6GHz spectrum in the recent auction for €108.02 million. The spectrum acquired has a 15 year duration to 2035, with the option of a further five year extension. Unaudited information 258 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Albania In October 2018, the national regulatory authority (‘AKEP’) announced that the wholesale market of access and origination in mobile networks, the wholesale international calls market, and the retail market of mobile services would be regulated. However, AKEP withdrew the approved market analysis two weeks later. In April 2019, AKEP launched a new market analysis for public consultation. In July 2019, Vodafone Albania submitted its comments. In April 2019, Albania, Bosnia & Herzegovina, Kosovo, North Macedonia, Serbia and Montenegro signed the WB6 Regional Roaming Agreement. The Agreement states the RLAH+ regime will be effective starting in July 2019, and RLAH will be effective from July 2021. Following this, AKEP issued decisions that oblige the MNOs to implement regulated roaming tariffs (retail and wholesale), as well as a regulated termination rate only for roaming traffic exchanged between the above mentioned countries. In July 2019, AKEP announced the tender for the unallocated 800MHz spectrum. In the September 2019 tender, Telekom Albania was the only bidder. In February 2020, the CA approved the “Decision on the authorization of the concentration with conditions and obligations resulting from the acquisition of the company ABCom SHPK by Vodafone Albania SHA”. The conclusion of ABcom acquisition will push Vodafone Albania in the convergence space. The auction for the remaining block of 800MHz spectrum band and 5G frequencies are expected to happen in 2020. Malta Vodafone sold its Malta operations to Monaco Telecom. The Malta Communications Authority (‘MCA’) issued its approval on the transaction paving the way for the transaction to be completed on 31 March 2020. In March 2020, the Supreme Court dismissed Vodafone Idea’s appeal against TDSAT’s judgment upholding the levy of a one-time spectrum charge for administratively assigned spectrum above 6.2MHz. TDSATs hearing for Vodafone India’s challenge against the financial demands by the DoT for approving the transfer of Vodafone India’s licences in 2015 is pending. In October 2019, the Supreme Court in India ruled against the industry in a dispute over the calculation of licence and other regulatory fees. In March 2020, the Supreme Court admitted DoT’s application seeking permission to recover the licence fee and spectrum fees due (including interest and penalty) from telecom operators over a period of 20 years. The next date for hearing is awaited. Vodafone Idea and the DoT separately filed an appeal in Supreme Court against TDSAT’s judgment on the Microwave frequency rates dispute, the hearing is pending. In October 2019, the Supreme Court stayed the disputed judgment and directed Vodafone India to submit Bank Guarantees for the disputed amount. In October 2019, TDSAT issued its judgment disallowing the set-off of INR 4.84 billion in Idea-Spice merger/set-off of entry fee paid for Spice’s quashed licenses (in 2012/13). In November 2019, TRAI reduced the MNP per port transaction fee from INR 19 to INR 6.46. In February 2020, DoT issued licence amendments allowing mobile operators to make deferred spectrum payments for the years FY21 and FY22. Vodacom: South Africa In November 2017, The Competition Commission (‘CC’) initiated a market inquiry to understand what factors in the market(s) and value chain may lead to high prices for data services. In December 2019, the CC published the final report detailing the recommendations, which require operators to independently reach agreements with the CC. Vodacom and the CC concluded a consent agreement in March 2020. In September 2018, the national regulatory authority (‘ICASA’) published Final Call Termination Regulations (‘CTR’) effective as of October 2018. In October 2019, Vodacom reduced the CTR it charges accordingly. In November 2018, ICASA commenced a market inquiry into mobile broadband services to assess the state of competition and determine whether there are markets or market segments within the mobile broadband services value chain that may require regulatory intervention. In December 2019, ICASA published a Discussion Document with its preliminary views for comment, which will be followed by public hearings. In November 2019, ICASA published an Information Memorandum (‘IM’) on the licensing process for international mobile telecommunications (‘IMT’) spectrum, for comments on the provisioning of mobile broadband wireless open access services using the complimentary bands. ICASA to publish an Invitation to Apply for the licensing the IMT Spectrum. Africa, Middle East and Asia-Pacific region India In September 2017, the national regulatory authority (‘TRAI’) issued its revised Interconnect Usage Charge (‘IUC’) Regulation, reducing the MTR from INR 0.14 per minute to INR 0.06 per minute. In September 2019, TRAI issued a consultation paper on review of IUC seeking inputs for revision of the applicable date for Bill and Keep (‘BAK’) regime. In December 2019, TRAI deferred the implementation of zero-IUC regime by a year until January 2021. Vodafone Idea’s petition in the Delhi High Court against the February 2015 IUC regulation that reduced the MTR to INR 0.14 is due for a hearing in May 2020. Vodafone Idea’s Petition in Gujarat High Court against this Regulation is pending. Vodafone & Idea’s Petition in Bombay High Court challenging TRAI’s IUC Regulation reducing International Termination Charges from INR 0.53 to INR 0.30 per minute is pending. In November 2019, TRAI issued a consultation paper for review of International termination charges, and Vodafone Idea recommended an increase to these charges. In August 2018, TRAI submitted its recommendations on “Auction of Spectrum” including reserve prices, bands and block sizes. DoT issued harmonisation instructions for 900MHz, 1800MHz and 2100MHz bands, making the Vodafone and Idea spectrum contiguous in these bands. Sub-judice blocks of 2100MHz have been excluded. In May 2019, the DoT harmonised the of 1800MHz in Assam, North East, Madhya Pradesh, J&K & Orissa service areas. 259 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Regulation (continued) Vodacom: Democratic Republic of Congo In September 2017, the Public Prosecutor commenced its SIM registration investigation. The outcome of the investigation has not yet been communicated. The Communications Regulator has set the MTR at US$ 2 cents for 2020 and has removed the retail price floor from March 2020. The Communications Regulator also intends to finalise the market review started in 2016. In January 2018, the Minister of Communications and the Communications Regulator put forward a decree to implement a traffic monitoring system. In February 2019, the new President instructed cancellation of the Decree. The Prime Minister subsequently instructed annulment of the third party supplier contract. The Communications Regulator subsequently received funding of about €3 million from World Bank to implement both a quality of service and traffic monitoring system. In August 2018, the Customs Authority issued a draft infringement report assessing that unpaid duties for alleged smuggled devices bought by Vodacom Congo amounted to US$ 44 million, to which Vodacom DRC objected. In May 2019, Vodacom DRC filed an administrative appeal at the Council of State, which is yet to be heard. In January 2020, the Customs Authority ordered Vodacom Congo to make payment of US$ 44 million, to which Vodacom Congo maintained its defence. In February 2020, the Customs Authority attached all Vodacom Congo goods under customs. Vodacom DRC disputed the attachment, which was lifted in March 2020. In parallel, the Public Prosecutor’s office has closed the investigation relating to the criminal claim instituted by the Customs Authority, but the final report is pending amidst the COVID-19 crisis. Concurrently, the Federation of Businesses of Congo has filed a claim against the Customs Authority on behalf of the industry, which is pending. Vodacom: Tanzania In February 2020, new SIM registration regulations were published, requiring full compliance with new national identification and biometric registration only requirements. Vodacom Tanzania is engaging with the Communications Regulator to ensure compliance with its directives. In December 2017, the Communications Regulator published a new MTR of TZS15.60 per minute from 1 January 2018. The glide path reduces the MTR to TZS2.00 per minute by January 2022. Vodacom Tanzania filed an appeal with the Fair Competition Commission, which was dismissed in November 2019 with costs. In October 2019, Vodacom Group concluded a transaction with Mirambo Limited to acquire Mirambo’s 588 million shares in Vodacom Tanzania. This resulted in Vodacom Group increasing its total interest in Vodacom Tanzania from 61.6% (direct and indirect) to 75% (direct). In April 2019, several of Vodacom Tanzania Plc’s (Vodacom Tanzania) employees, including the Managing Director, were arrested by the Tanzanian Police in relation to a customer’s alleged illegal use of network facilities. Vodacom Tanzania, its parent companies Vodacom Group Limited and Vodafone Group Plc are committed to upholding the highest standards of business integrity, ethics and good corporate governance. The companies retained global law firm, Squire Patton Boggs, to assist it with an internal investigation into the underlying facts in line with the companies’ legal and corporate governance principles and to safeguard the companies. An outcome of the investigation has been verbally communicated to the Board, and the matter is now closed. In February 2016, TCRA issued approval for Vodacom Tanzania’s acquisition of Shared Network Tanzania Limited (‘SNT’) for US$ 20 million. In June 2017, the TCRA rejected the transfer of SNT’s Usage of Radio Frequency Spectrum Resources License to Vodacom Tanzania, on grounds that the law prohibits such transfer. Vodacom Tanzania had to therefore stop the merger and operate SNT as a separate entity. Following engagements, in July 2019, the Communications Regulator approved assignment of SNT’s spectrum to Vodacom Tanzania, subject to payment of US$ 424,000 in annual fees and US$ 2.1 million in transfer costs. Vodacom: Mozambique In May 2019, the Communications Regulator accepted Vodacom Mozambique’s offer to acquire a further 2x12.2MHz of 1.8GHz spectrum at a cost of US$ 23 million. In September 2019, Communications Regulator issued an updated unified licence to Vodacom Mozambique, which included all its spectrum assets and the newly acquired 1.8GHz, valid for 20 years. In December 2019, the Communications Regulator issued Vodacom Mozambique with 1x60MHz of 3.7GHz spectrum. The Communications Regulator has issued a tender to appoint a consultant for Mobile Termination Rates (‘MTR’) cost modelling ahead of the current MTR expiry in December 2020. Vodacom: Lesotho In December 2019, the Communications Regulator issued a notice of enforcement proceedings in which the NRA alleges that Vodacom Lesotho breached its licensing obligation to submit to the NRA its financial statements that are certified with an independent auditor, on the ground that VL’s auditing firm is not independent as required under Company Law, to which Vodacom Lesotho made representations. In February 2020, the Communications Regulator issued a determination that Vodacom Lesotho had failed to satisfy the licence condition accordingly and further directed Vodacom Lesotho to respond within 90 days (i.e. by 10 May 2020) showing cause as to why the communications licence should not be withdrawn. In March 2020, Vodacom Lesotho submitted a comprehensive response against the revocation of its licence. The final decision on the matter is pending. International roaming in Africa Vodacom has complied with transparency requirements proposed by the SADC Roaming Policy and Guidelines issued by the Communications Regulators Association of Southern Africa (‘CRASA’) in 2016. In Lesotho and Mozambique, Vodacom has further implemented Phase 1 of the glide path recommended by CRASA based on requests by their respective Communication Regulators. In June 2018, CRASA conducted a consultative workshop and commissioned a cost model to inform regulation of wholesale and retail roaming rates across the region. CRASA issued data requests to all participating regulatory authorities to support this process. In June 2019, the draft results of the cost modelling exercise were shared, prescribing formulae that will ultimately inform roaming rates. In October 2019, the Communications Regulator in Tanzania issued a letter to comply with the SADC recommendations by December 2019. The Minister of Communications has reissued EAC Roaming Regulations unchanged from 2014. In March 2019, Vodacom Tanzania provided comments on the Regulations and implementation thereof. Unaudited information 260 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Turkey In December 2019, the national regulatory authority (‘ICTA’) approved and published its Fixed Broadband Wholesale Market Analysis (Market 3a and Market 3b). As a result of the Market Analysis Document: (i) the Fibre Holiday has ended and Vodafone Turkey will have access to the incumbent’s fibre at different network levels based on regulated terms and fees and the incumbent is currently working on draft reference offers, (ii) the incumbent’s retail arm tariffs will be subject to ex-ante margin squeeze test. ICTA’s proposed action to broaden the scope of the 3G coverage to include new metropolitan areas was suspended by the Council of State motion, as Vodafone Turkey appealed to the administrative court. In April 2019, the Council of State accepted the case and annulled the ICTA decision. The procedure of appeal is pending. In August 2019, Vodafone Turkey received the payment order for the administrative penalty of 138 million TL due to the breach of pre-information obligations as per the District Sales Regulation & Consumer Law on Value Added Services. In September 2019, the Administrative Court annulled the penalty, with the procedure of appeal pending. Australia In August 2018, Vodafone Hutchison Australia (‘VHA’) announced plans to merge with TPG Telecom. In May 2019, VHA and TPG launched legal action in the Federal Court of Australia following the Australian Competition and Consumer Commission’s (‘ACCC’) decision to oppose the merger. In February 2020, the Federal Court ruled that the merger would not substantially lessen competition and rejected the opposition from the ACCC. The merger is expected to complete in mid-2020, subject to satisfying the remaining conditions. Egypt Vodafone led the settlement in the telecommunication industry between Vodafone, Orange and Etisalat along with the national regulatory authority (‘NTRA’). The operators and the NTRA have signed Settlement Agreements, which establish a new norm by re-fixing, in agreement, the interconnection rate (while maintaining the terms of the original interconnection agreements) between all the operators under the approval of the NTRA and the patronage of the Ministry of Communications & Information Technology. In December 2018, the award for the interconnection arbitration case with Etisalat Misr was issued in favour of Etisalat Misr. Vodafone Egypt filed for an annulment of the award in March 2019. In September 2019, the parties entered in a settlement transaction. In September 2019, Vodafone Group Europe B.V. (owning 1% of the shares) & Vodafone International Holding (owning 99% of the shares) acquired Vodafone Intelligent Solutions (‘VOIS’). In January 2020, Vodafone Group Plc. (‘Vodafone’) signed a MoU with Saudi Telecom Company (‘stc’) for the sale of Vodafone’s 55% shareholding in Vodafone Egypt to stc. The transaction is expected to close by the end of June 2020, subject to regulatory approval. Ghana In January 2018, Vodafone Ghana paid 30% of the judgment debt into court (€4.8 million) in line with a Conditional Stay of Execution in relation to a High Court decision, affirmed by a panel of the Court of Appeal, on a parcel of land located at Afransi in the Central Region of Ghana. The Ghana Lands Commission originally granted this land to Ghana Telecom. The Twidan Royal family of Gomoa Afransi stool contested Vodafone Ghana’s title to the land in Court and secured a Judgment Debt equivalent to €13.6 million. In May 2019, the Court of Appeal affirmed the High Court’s decision. An appeal is pending before the Supreme Court and another application which seeks to stop the plaintiff from enforcing the judgment is expected in April 2020. The licences for the International Gateway and Submarine cable were decoupled from the fixed licence and paid for separately to obtain individual licences. In January 2020, Vodafone Ghana successfully renewed its 900MHz and 1800MHz licences for ten years, until 2029, pending payment of US$ 25 million. Vodafone entered into negotiations the Ministry of Communications and Ministry of Finance to amend the terms of renewal in relation to: increasing duration of licence, payment terms, re-farming rights, and additional 800MHz spectrum. New Zealand Effective August 2019, Vodafone sold its New Zealand operations to a joint venture of Brookfield Asset Management and Infratil Limited. Vodafone New Zealand will continue as a Vodafone partner market. Safaricom: Kenya In November 2019, the Kenyan Parliament passed a new Data Protection Bill that came into effect.. The new law has adopted the General Data Protection Regulations standards. The Government has indicated that the Data Commissioner, who is the designated Data Protection Authority, will be appointed by July 2020. In February 2019, Telkom Kenya Ltd and Airtel Networks Kenya Limited announced their intention to merge their respective mobile, enterprise and carrier businesses in Kenya. In December 2019, the transaction received conditional approval from the Kenyan Competition Authority. Following this, Airtel and Telkom filed an application for review of the Authority’s decision with the Competition Tribunal that awaits to be heard. 261 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Regulation (continued) Overview of spectrum licences at 31 March 2020 700MHz 800MHz 900MHz 1400/1500MHz 1800MHz 2.1GHz 2.6GHz 3.5GHz Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Country by region Europe region 2x102 (2020) Germany 2x10 (2033) 2x10 (2025) 2x10 (2033) 20 (2033) 2x25 (2033) 2x20+25 (2025) 90 (2040) 2x52 (2025) 1x52 (2020) Italy 2x10 (2037) 2x10 (2029) 2x10 (2029) 20 (2029) 2x15 (2029) 2x15+5 (2021) 2x15 (2029) 80 (2037) 2x53 (2029) UK4 n/a 2x10 (2033) 2x17.4 20 (2023) 2x5.8 2x14.8 (2022) 2x20+25 (2033) 50 (2038) Spain n/a 2x10 (2031) 2x10 (2028) n/a 2x20 (2030) 2x15+5 (2030) 2x20+20 (2030) 90 (2038) Netherlands n/a 2x10 (2029) 2x10 (2030) n/a 2x20 (2030) 2x20 (2020) 2x30 (2030) n/a Ireland n/a 2x10 (2030) 2x10 (2030) n/a 2x25 (2030) 2x15 (2022) n/a 1055 (2032) Portugal n/a 2x10 (2027) 2x5 (2021) n/a 2x6 (2021) 2x20 (2033) 2x20+25 (2027) n/a 2x53 (2027) 2x143 (2027) Romania n/a 2x10 (2029) 2x10 (2029) n/a 2x30 (2029) 2x15 (2031) 15 (2029) 2x20 (2025) Greece n/a 2x10 (2030) 2x15 (2027) n/a 2x10 (2027) 2x20+5 (2021) 2x20+20 (2030) n/a 2x153 (2035) Czech Republic n/a 2x10 (2029) 2x10 (2029) n/a 2x27 (2029) 2x20 (2025) 2x20 (2029) 40 (2032) Hungary 2x10 (2035)6 2x10 (2029) 2x10 (2022) n/a 2x15 (2022) 2x15 (2027) 2x20+25 (2029) 60 (2034) 2x1 (2029) 2x5 (2035)6 50 (2035)6 Albania n/a 2x10 (2034) 2x8 (2031) n/a 2x9 (2031) 2x15+5 (2025) 2x20+20 (2030) n/a 2x23 (2030) 2x143 (2030) 2x53 (2029) 2x47 (2024) 2x57 (2024) 2x57 (2021) Unaudited information 262 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information 700MHz 800MHz 900MHz 1400/1500MHz 1800MHz 2.1GHz 2.6GHz 3.5GHz Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Quantity1 (Expiry date) Country by region Africa, Middle East and Asia-Pacific region India8 n/a n/a (2021–2036) n/a (2021–2037) (2030–2036) (2036) n/a Vodacom: South Africa9 n/a n/a 2x11 n/a 2x12 2x15+5 n/a n/a Vodacom: Democratic Republic of Congo n/a 2x10 (2037) 2x6 (2028) n/a 2x18 (2028) 2x10+15 (2032) n/a 2x15 (2026) Lesotho n/a 2x2010 2x2210 n/a 2x3010 2x1510 4010 4010 81 (2036) 6011 (2022) Mozambique n/a 2x10 (2039) 2x8 (2039) n/a 2x8 (2039) 2x15+10 (2038) n/a 2x12.2 (2039) Tanzania 2x10 (2033) n/a 2x7.5 (2031) n/a 2x10 (2031) 2x15 (2031) n/a 2x7+2x14 (2031) Turkey n/a 2x10 (2029) 2x11 (2023) n/a 2x10 (2029) 2x15+5 (2029) 2x15+10 (2029) n/a 2x1.43 (2029) Australia12 2x5 (2030) 2x10 (850MHz) (2028) 2x8 (annual) n/a 2x30 (2028) 2x25+5 (2032) n/a 30 (2030) Egypt n/a n/a 2x12.5 (2031) n/a 2x10 (2031) 2x20 (2031) n/a n/a Safaricom: Kenya n/a 2x10 (2026) 2x17.5 (2024) n/a 2x20 (2024) 2x10 (2022) n/a 40 (2024) Ghana n/a 2x5 (2033) 2x8 (2029)13 n/a 2x10 (2029)13 2x15 (2023)14 n/a n/a Notes: 1 2 3 4 5 6 7 8 9 Single (or unpaired) blocks of spectrum are used for asymmetric data (non-voice) use; block quantity has been rounded to the nearest whole number. The allocation of 2.1GHz will change to the following: in January 2021 will have 2x15MHz (2040) and 2x5 (2025); in January 2026 will have 2x20MHz (2040). Blocks within the same spectrum band but with different licence expiry dates are separately identified. UK – all UK spectrum licences are perpetual so any dates given are the ones from which licence fees become payable, and where no date is given this means that licence fees already apply. Ireland – 105MHz in cities, 85MHz in regions. Hungary – 700MHz, 2.1GHz and 3.5GHz – conditional options of a further five year extension to 2040. Albania – spectrum acquired from PLUS’ exit from market. India comprises 22 separate service area licences with a variety of expiry dates. Vodacom’s South African spectrum licences are renewed annually. As part of the migration to a new licensing regime the national regulator has issued Vodacom a service licence and a network licence which will permit Vodacom to offer mobile and fixed services. The service and network licences have a 20 year duration and will expire in 2028. 10 Vodacom’s Lesotho spectrum licences are renewed annually. N.B. 40MHz in 2.6GHz column is actually 2.3GHz. 11 3.7GHz spectrum for 5G trial, which was launched during December 2019. 12 Australia – table refers to Sydney/Melbourne only. In total VHA has: – 700MHz band – 2x5MHz across Australia. – 850MHz band – 2x10MHz in Sydney/Melbourne/Brisbane/Adelaide/Perth and 2x5MHz across the rest of Australia. – 900MHz band – 2x8MHz across Australia. – 1800MHz band – 2x30MHz in Sydney/Melbourne, 2x25MHz in Brisbane/Adelaide/Perth/Canberra, 2x15MHz in South-West Western Australia, 2x10MHz in Victoria/North Queensland and 2x5MHz in Darwin/Tasmania/South Queensland. – 2.1GHz band (excluding short-term 2.1GHz licences), VHA holds 2x25MHz in Sydney/Melbourne, 2x20MHz in Brisbane/Adelaide/Perth, 2x20MHz Darwin/Hobart, 2x10MHz in Canberra and 2x5MHz in regional Australia. – 3.5GHz band – VHA acquired 60MHz as part of a joint venture. VHA only has access to 30MHz at this point in time. 13 Ghana – licence renewed for ten years; however, Vodafone Ghana has petitioned the Ministry of Communications and Ministry of Finance to grant the licence for 15 years. This forms part of the ongoing licence renewal negotiations, for which the deadline has been extended. 14 Ghana – NCA submitted a provisional licence for comments, to which Vodafone Ghana submitted feedback and final licence is pending. 263 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Regulation (continued) Mobile Termination Rates (‘MTRs’) National regulators are required to take utmost account of the Commission’s existing recommendation on the regulation of fixed and MTRs. This recommendation requires MTRs to be set using a long run incremental cost methodology. Over the last three years MTRs effective for our subsidiaries were as follows: Country by region 20181 20191 20201 1 April 20202 Europe region Germany (€ cents) 1.07 0.95 0.90 0.78 Italy (€ cents) 0.98 0.90 0.76 0.67 UK (GB £ pence) 0.495 0.489 0.479 0.468 Spain (€ cents) 0.70 0.67 0.64 Netherlands (€ cents) 0.581 0.581 0.581 Ireland (€ cents) 0.79 0.79 0.55 Portugal (€ cents) 0.42 0.39 0.39 0.36 Romania (€ cents) 0.96 0.96 0.76 Greece (€ cents) 0.958 0.946 0.622 Czech Republic (CZK) 0.248 0.248 0.248 Hungary (HUF) 1.71 1.71 1.71 Albania (ALL) 1.48 1.22 1.11 Africa, Middle East and Asia-Pacific region India (rupees)3 0.06 0.06 0.06 Vodacom: South Africa (ZAR) 0.13 0.12 0.10 Vodacom: Democratic Republic of Congo (US$) 2.40 2.00 2.00 Lesotho (LSL/ZAR) 0.20 0.15 0.12 9.00 Mozambique (MZN) 0.48 0.39 0.37 Tanzania (TSH) 15.60 10.40 5.20 2.60 Turkey (lira) 0.03 0.03 0.03 Australia (AUD cents) 1.70 1.70 1.70 Egypt (PTS/Piastres) 11.00 11.00 11.00 Safaricom: Kenya (shilling) 0.99 0.99 0.99 Ghana (peswas) 4.00 4.00 4.00 Notes: 1 All MTRs are based on end of financial year values. 2 MTR changes already announced to be implemented after 1 April 2020 are included at the current rate or where a glide-path or a final decision has been determined by the national regulatory authority. 3 IN – 2018 MTR has been challenged in the Bombay High Court for MTR reduction from 0.14 to 0.6, which is pending final hearing. Vodafone and Idea’s petition in Delhi High Court and Gujarat High Court respectively against TRAI’s previous MTR reduction from 0.20 to 0.14 is pending for final hearing. Unaudited information 264 Vodafone Group Plc

Overview Strategic Report Governance Form 20-F cross reference guide Unaudited information Financials Other information The information in this document that is referenced in the following table will be included in our Annual Report on Form 20-F for 2020 filed with the SEC (the ‘2020 Form 20-F’). The information in this document will be updated and supplemented at the time of filing with the SEC or later amended if necessary. No other information in this document is included in the 2020 Form 20-F or incorporated by reference into any filings by us under the Securities Act. Please see “Documents on display” on page 251 for information on how to access the 2020 Form 20-F as filed with the SEC. The 2020 Form 20-F has not been approved or disapproved by the SEC nor has the SEC passed judgement upon the adequacy or accuracy of the 2020 Form 20-F. Item Form 20-F caption Location in this document Page 1 Identity of Directors, senior management and advisers Not applicable – 2 Offer statistics and expected timetable Not applicable – 3 Key information 3A Selected financial data Selected financial data 272 3B Capitalisation and indebtedness Not applicable – 3C Reasons for the offer and use of proceeds Not applicable – 3D Risk factors Principal risk factors and uncertainties 62 to 71 4 Information on the Company 4A History and development of the Company History and development 255 Contact details Back cover Shareholder information: Contact details for Computershare and AST 249 Shareholder information: Articles of Association and applicable English law 250 Chief Executive’s strategic review 14 to 27 Chief Financial Officer’s review 28 and 29 Note 1 “Basis of preparation” 145 to 153 Note 2 “Revenue disaggregation and segmental analysis” 154 to 157 Note 7: “Discontinued operations and assets and liabilities held for sale” 172 and 173 Note 11 “Property, plant and equipment” 177 and 178 Note 27 “Acquisitions and disposals” 211 to 213 Note 28 “Commitments” 214 4B Business overview Highlights of the year 2 and 3 Our business at a glance 6 and 7 Key trends shaping our industry 8 and 9 Our business model 10 and 11 Chief Executive’s strategic review 14 to 27 Our financial performance 30 to 39 Sustainable business 40 to 51 Note 2 “Revenue disaggregation and segmental analysis” – Segmental revenue and profit 154 to 157 Regulation 256 to 264 4C Organisational structure Note 33 “Related undertakings” 221 to 229 Note 12 “Investments in associates and joint arrangements” 179 to 182 Note 13 “Other investments” 183 4D Property, plant and equipment Chief Executive’s strategic review 14 to 27 Chief Financial Officer’s review 28 and 29 Note 11 “Property, plant and equipment” 177 and 178 4A Unresolved staff comments None – 265 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Form 20-F cross reference guide (continued) Item Form 20-F caption Location in this document Page 5 Operating and financial review and prospects 5A Operating results Our financial performance 30 to 39 Note 21 “Borrowings” 192 to 193 Regulation 256 to 264 5B Liquidity and capital resources Our financial performance: Cash flow, funding & capital allocation 37 to 39 Directors’ statement of responsibility 125 Note 22 “Capital and financial risk management” 194 to 202 Note 21 “Borrowings” 192 to 193 Note 28 “Commitments” 214 5C Research and development, patents and licences, etc. Chief Executive’s strategic review 14 to 27 Chief Financial Officer’s review 28 and 29 Note 10 “Intangible assets” 175 and 176 Regulation: Overview of spectrum licences 262 and 263 5D Trend information Chief Executive’s strategic review 14 to 27 Key trends shaping our industry 8 and 9 Long-Term Viability Statement 71 5E Off-balance sheet arrangements Note 21 “Borrowings” 192 and 193 Note 28 “Commitments” 214 Note 29 “Contingent liabilities and legal proceedings” 215 to 219 5F Tabular disclosure of contractual obligations Contractual obligations and commitments 38 5G Safe harbor Forward-looking statements 268 6 Directors, senior management and employees 6A Directors and senior management Board of Directors 76 and 77 Executive Committee 78 and 79 Board leadership and Company purpose 74 Division of responsibilities 75 6B Compensation 2020 Remuneration 109 to 118 Remuneration Policy 102 to 107 Pensions 112 Note 23 “Directors and key management compensation” 203 6C Board practices Shareholder information: Articles of Association and applicable English law 250 Remuneration policy 102 to 107 Board of Directors 76 and 77 Audit and Risk Committee 90 to 95 Remuneration Committee 96 to 99 Board leadership and Company purpose 74 Division of responsibilities 75 6D Employees Our people and culture 56 to 61 Note 24 “Employees” 204 6E Share ownership 2020 Remuneration 109 to 118 Remuneration Policy 102 to 107 All employee share plans 112 Note 26 “Share-based payments” 209 and 210 7 Major shareholders and related party transactions 7A Major shareholders Shareholder information: Major shareholders 249 7B Related party transactions 2020 Remuneration 109 to 118 Note 23 “Directors and key management compensation” 203 Note 29 “Contingent liabilities and legal proceedings” 215 to 219 Note 30 “Related party transactions” 219 7C Interests of experts and counsel Not applicable – 8 Financial information 8A Consolidated statements and other financial information Financials 141 to 230 Reports of independent registered public accounting firms 136 Dividend rights 250 Note 29 “Contingent liabilities and legal proceedings” 215 to 219 8B Significant changes Note 31 “Subsequent events” 219 Unaudited information 266 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information Item Form 20-F caption Location in this document Page 9 The offer and listing 9A Offer and listing details Shareholder information 248 to 254 9B Plan of distribution Not applicable – 9C Markets Shareholder information: Markets 249 9D Selling shareholders Not applicable – 9E Dilution Not applicable – 9F Expenses of the issue Not applicable – 10 Additional information 10A Share capital Not applicable – 10B Memorandum and Articles of Association Shareholder information 250 and 251 Description of securities registered Exhibit 2.8 10C Material contracts Shareholder information: Material contracts 252 10D Exchange controls Shareholder information: Exchange controls 252 10E Taxation Shareholder information: Taxation 252 to 254 10F Dividends and paying agents Not applicable – 10G Statement by experts Not applicable – 10H Documents on display Shareholder information: Documents on display 251 10I Subsidiary information Not applicable – 11 Quantitative and qualitative disclosures about market risk Note 22 “Capital and financial risk management” 194 to 202 12 Description of securities other than equity securities 12A Debt securities Not applicable – 12B Warrants and rights Not applicable – 12C Other securities Not applicable – 12D American depositary shares Fees payable by ADR holders Exhibit 2.7 13 Defaults, dividend arrearages and delinquencies Not applicable – 14 Material modifications to the rights of security holders and use of proceeds Not applicable – 15 Controls and procedures Governance 72 to 123 Directors’ statement of responsibility: Management’s report on internal control over financial reporting 126 Reports of independent registered public accounting firms 136 16 16A Audit Committee financial expert Board Committees 90 16B Code of ethics Our US listing requirements 121 16C Principal accountant fees and services Note 3 “Operating profit/(loss)” 158 Board Committees: Audit and Risk Committee – External audit 91 to 93 16D Exemptions from the listing standards for audit committees Not applicable – 16E Purchase of equity securities by the issuer and affiliated purchasers Not applicable – 16F Change in registrant’s certifying accountant Not applicable – 16G Corporate governance Our US listing requirements 121 16H Mine safety disclosure Not applicable – 17 Financial statements Not applicable – 18 Financial statements Financials 141 to 230 Reports of independent registered public accounting firms 136 19 Exhibits Index to Exhibits B-1 to B-5 267 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Forward-looking statements This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses, and certain of the Group’s plans and objectives. In particular, such forward-looking statements include statements with respect to: – the Group’s ability to generate and grow revenue; – a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; – slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; – the Group’s expectations and guidance regarding its financial and operating performance, the performance of associates and joint ventures, other investments and newly acquired businesses, preparation for 5G and expectations regarding customers; – the Group’s ability to extend and expand its spectrum resources, to support ongoing growth in customer demand for mobile data services; – intentions and expectations regarding the development of products, services and initiatives introduced by, or together with, Vodafone or by third parties; – the Group’s ability to secure the timely delivery of high-quality products from suppliers; – expectations regarding the global economy and the Group’s operating environment and market position, including future market conditions, growth in the number of worldwide mobile phone users and other trends; – loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; – changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes; – revenue and growth expected from Vodafone Business’ and total communications strategy; – the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; – mobile penetration and coverage rates, MTR cuts, the Group’s ability to acquire spectrum and licences, including 5G licences, expected growth prospects in the Europe and Rest of the World regions and growth in customers and usage generally; – the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences, platform sharing or other arrangements with third parties; – acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; – anticipated benefits to the Group from cost-efficiency programmes, including their impact on the absolute indirect cost base; – the Group’s ability to integrate acquired business or assets; – possible future acquisitions, including increases in ownership in existing investments, the timely completion of pending acquisition transactions and pending offers for investments; – the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; – expectations and assumptions regarding the Group’s future revenue, operating profit, adjusted EBITDA, adjusted EBITDA margin, free cash flow, depreciation and amortisation charges, foreign exchange rates, tax rates and capital expenditure; – developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; – expectations regarding the Group’s access to adequate funding for its working capital requirements and share buyback programmes, and the Group’s future dividends or its existing investments; and – the Group’s ability to satisfy working capital requirements; – changes in foreign exchange rates; – changes in the regulatory framework in which the Group operates; – the impact of regulatory and legal proceedings involving the Group and of scheduled or potential regulatory changes. – the impact of legal or other proceedings against the Group or other companies in the communications industry; Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not l imited to, the following: – changes in statutory tax rates and profit mix; and – changes resulting directly or indirectly from the COVID-19 pandemic. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Principal risk factors and uncertainties” on pages 62 to 71 of this document. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so. References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, the 2020 Annual Report on Form 20-F. Ernst & Young LLP has neither examined, compiled, nor performed any procedures with respect to the forward-looking statements. Accordingly, Ernst & Young LLP does not express an opinion or provide any other form of assurance on such information. – general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments; – increased competition; – levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services; – rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; – the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; Unaudited information 268 Vodafone Group Plc

Overview Strategic Report Governance Definition of terms Unaudited information Financials Other information 2G 2G networks are operated using global system for mobile (‘GSM’) technology which offers services such as voice, text messaging and low-speed data. In addition, all the Group’s controlled networks support general packet radio services (‘GPRS’), often referred to as 2.5G. GPRS allows mobile devices to access IP based data services such as the internet and email. 3G A cellular technology based on wide band code division multiple access delivering voice and faster data services. 4G/LTE 4G or long-term evolution (‘LTE’) technology offers even faster data transfer speeds than 3G/HSPA. 5G 5G is the fifth-generation wireless broadband technology which provides better speeds and coverage than the current 4G. Adjusted earnings per share Adjusted earnings per share reflects the exclusions of adjusted EBIT and adjusted financing costs, together with related tax effects. Adjusted EBIT Operating profit excluding share of results in associates and joint ventures, impairment losses, amortisation of customer bases and brand intangible assets, restructuring costs arising from discrete restructuring plans, lease-related interest and other income and expense. The Group’s definition of adjusted EBIT may not be comparable with similarly titled measures and disclosures by other companies. Adjusted EBITDA For the year ended 31 March 2020, adjusted EBITDA is operating profit after depreciation on lease-related right-of-use assets and interest on leases but excluding depreciation, amortisation and gains/losses on disposal for owned fixed assets and excluding share of results in associates and joint ventures, impairment losses, restructuring costs arising from discrete restructuring plans, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group. For the year ended 31 March 2019, adjusted EBITDA is operating profit excluding share of results in associates and joint ventures, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs arising from discrete restructuring plans, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group. Adjusted income tax expense Adjusted income tax expense excludes the tax effects of items excluded from adjusted earnings per share, including: impairment losses, amortisation of customer bases and brand intangible assets, restructuring costs arising from discrete restructuring plans, lease-related interest, other income and expense and mark-to-market and foreign exchange movements. It also excludes deferred tax movements relating to losses in Luxembourg as well as other significant one-off items. The Group’s definition of adjusted income tax expense may not be comparable with similarly titled measures and disclosures by other companies. Adjusted net financing costs Adjusted net financing costs exclude mark-to-market and foreign exchange gains/losses and interest on lease liabilities. Adjusted operating profit Group adjusted operating profit excludes impairment losses, restructuring costs arising from discrete restructuring plans, amortisation of customer bases and brand intangible assets and other income and expense. ADR American depositary receipts is a mechanism designed to facilitate trading in shares of non-US companies in the US stock markets. The main purpose is to create an instrument which can easily be settled through US stock market clearing systems. ADS American depositary shares are shares evidenced by American depositary receipts. ADSs are issued by a depositary bank and represent one or more shares of a non-US issuer held by the depositary bank. The main purpose of ADSs is to facilitate trading in shares of non-US companies in the US markets and, accordingly, ADRs which evidence ADSs are in a form suitable for holding in US clearing systems. AGM Annual general meeting. Applications (‘apps’) Apps are software applications usually designed to run on a smartphone or tablet device and provide a convenient means for the user to perform certain tasks. They cover a wide range of activities including banking, ticket purchasing, travel arrangements, social networking and games. For example, the MyVodafone app lets customers check their bill totals on their smartphone and see the minutes, texts and data allowance remaining. ARPU Average revenue per user, defined as customer revenue and incoming revenue divided by average customers. Capital additions (‘capex’) Comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments. Churn Total gross customer disconnections in the period divided by the average total customers in the period. Cloud services This means the customer has little or no equipment, data and software at their premises. The capability associated with the service is run from the Vodafone network and data centres instead. This removes the need for customers to make capital investments and instead they have an operating cost model with a recurring monthly fee. Converged customer A customer who receives both fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills. Customer costs Customer costs include acquisition costs, retention costs and expenses related to ongoing commissions. 269 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Definition of terms (continued) Customer value management (‘CVM’) The delivery of perceived value to identifiable customer segments that results in a profitable return for the Company. Depreciation and other amortisation The accounting charge that allocates the cost of a tangible or intangible asset to the income statement over its useful life. This measure includes the profit or loss on disposal of property, plant and equipment and computer software. Direct costs Direct costs include interconnect costs and other direct costs of providing services. Emerging consumer customers Consumers in our Emerging Markets. Emerging Markets Emerging Markets include Turkey, South Africa, Tanzania, the DRC, Mozambique, Lesotho and Egypt. Enterprise The Group’s customer segment for businesses. Europe region The Group’s region, Europe, which comprises the European operating segments. FCA Financial Conduct Authority. Fixed broadband customer A fixed broadband customer is defined as a customer with a connection or access point to a fixed data network. Fixed service revenue Service revenue relating to provision of fixed line (‘fixed’) and carrier services. FTTC Fibre-to-the-Cabinet involves running fibre optic cables from the telephone exchange or distribution point to the street cabinets which then connect to a standard phone line to provide broadband. FTTH Fibre-to-the-Home provides an end-to-end fibre optic connection the full distance from the exchange to the customer’s premises. FRC Financial Reporting Council. Free cash flow Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments, dividends paid to non-controlling shareholders in subsidiaries, restructuring costs arising from discrete restructuring plans and licence and spectrum payments. Free cash flow (pre-spectrum) Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments, dividends paid to non-controlling shareholders in subsidiaries, but before restructuring costs arising from discrete restructuring plans and licence and spectrum payments. Gbps Gigabits (billions) of bits per second. GSMA Global System for Mobile Communications Association HSPA+ An evolution of high-speed packet access (‘HSPA’). An evolution of third generation (‘3G’) technology that enhances the existing 3G network with higher speeds for the end user. IAS 17 International Accounting Standard 17 “Leases”. The previous lease accounting standard that applied to the Group’s statutory results for all reporting periods up to and including the quarter ended 31 March 2019. IAS 18 International Accounting Standard 18 “Revenue”. The previous revenue accounting standard that applied to the Group’s statutory results for all reporting periods up to and including the quarter ended 31 March 2018. ICT Information and communications technology. IFRS International Financial Reporting Standards. IFRS 15 International Financial Reporting Standard 15 “Revenue from Contracts with Customers”. The accounting policy adopted by the Group on 1 April 2018. IFRS 16 International Financial Reporting Standard 16 “Leases”. The accounting policy adopted by the Group on 1 April 2019. Internet of Things (‘IoT’) The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database. IP Internet Protocol is the format in which data is sent from one computer to another on the internet. IP-VPN A virtual private network (‘VPN’) is a network that uses a shared telecommunications infrastructure, such as the internet, to provide remote offices or individual users with secure access to their organisation’s network. Mark-to-market Mark-to-market or fair value accounting refers to accounting for the value of an asset or liability based on the current market price of the asset or liability. Mbps Megabits (millions) of bits per second. Mobile broadband Mobile broadband allows internet access through a browser or a native application using any portable or mobile device such as smartphone, tablet or laptop connected to a cellular network. Mobile customer A mobile customer is defined as a subscriber identity module (‘SIM’), or in territories where SIMs do not exist, a unique mobile telephone number, which has access to the network for any purpose, including data only usage. Mobile customer revenue Represents revenue from mobile customers from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge (‘in-bundle’) and revenues from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles (‘out-of-bundle’). Mobile in-bundle and out-of-bundle revenues are combined to simplify presentation. Mobile service revenue Service revenue relating to the provision of mobile services. Mobile termination rate (‘MTR’) A per minute charge paid by a telecommunications network operator when a customer makes a call to another mobile or fixed network operator. Unaudited information 270 Vodafone Group Plc

Overview Strategic Report Governance Financials Other information MVNO Mobile virtual network operators, companies that provide mobile phone services under wholesale contracts with a mobile network operator, but do not have their own licence or spectrum or the infrastructure required to operate a network. Net debt Long-term borrowings, short-term borrowings, short-term investments, mark-to-market adjustments and cash collateral on derivative financial instruments less cash and cash equivalents and excluding lease liabilities and borrowings specifically secured against Indian assets. Next-generation networks (‘NGN’) Fibre or cable networks typically providing high-speed broadband over 30Mbps. Net promoter score (‘NPS’) Net promoter score is a customer loyalty metric used to monitor customer satisfaction. Operating expenses (‘Opex’) Operating expenses comprise primarily sales and distribution costs, network and IT related expenditure and business support costs. Operating free cash flow Cash generated from operations after cash payments for capital additions and lease payments (excludes capital licence and spectrum payments) and cash receipts from the disposal of intangible assets and property, plant and equipment, but before restructuring costs from discrete restructuring plans. Organic growth An alternative performance measure which presents performance on a comparable basis, in terms of merger and acquisition activity (notably by excluding Vodafone New Zealand and the acquired European Liberty Global assets), movements in foreign exchange rates and the impact of the implementation of IFRS 16 “Leases”. Other Europe Other Europe markets include Portugal, Ireland, Greece, Romania, Czech Republic, Hungary, Albania and Malta. Other Markets Other Markets include Turkey, Egypt and Ghana. Other revenue Other revenue includes connection fees, equipment revenue, interest income and lease revenue. Partner markets Markets in which the Group has entered into a partner agreement with a local mobile operator enabling a range of Vodafone’s global products and services to be marketed in that operator’s territory and extending Vodafone’s reach into such markets. Penetration Number of SIMs in a country as a percentage of the country’s population. Penetration can be in excess of 100% due to customers owning more than one SIM. Petabyte A petabyte is a measure of data usage. One petabyte is a million gigabytes. Pps Percentage points. RAN Radio access network is the part of a mobile telecommunications system which provides cellular coverage to mobile phones via a radio interface, managed by thousands of base stations installed on towers and rooftops across the coverage area, and linked to the core nodes through a backhaul infrastructure which can be owned, leased or a mix of both. Return on Capital Employed (‘ROCE’) See page 39 for a summary of the basis of calculation. Regulation Impact of industry specific law and regulations covering telecommunication services. The impact of regulation on service revenue in European markets comprises the effect of changes in European mobile termination rates and changes in out-of-bundle roaming revenues less the increase in visitor revenues. Reported growth Reported growth is based on amounts reported in euros as determined under IFRS. Rest of the World (‘RoW’) region The Group’s region: Rest of the World, comprising Vodacom, Turkey and Other Markets operating segments. Restructuring costs Costs incurred by the Group following the implementation of discrete restructuring plans to improve overall efficiency. RGUs Revenue Generating Units describes the average number of fixed line services taken by subscribers. Roaming Allows customers to make calls, send and receive texts and data on other operators’ mobile networks, usually while travelling abroad. Service revenue Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to: monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. Smartphone penetration The number of smartphone devices divided by the number of registered SIMs (excluding data only SIMs) and telemetric applications. SME Small and medium sized enterprises. SoHo Small-office-Home-office customers. Spectrum The radio frequency bands and channels assigned for telecommunication services. Supranational An international organisation, or union, whereby Member States go beyond national boundaries or interests to share in the decision-making and vote on issues pertaining to the wider grouping. Vodafone Business Vodafone Business is part of the Group and partners with businesses of every size to provide a range of business-related services. VoIP Voice over IP is a set of facilities used to manage the delivery of voice information over the internet in digital form via discrete packets rather than by using the traditional public switched telephone network. VZW Verizon Wireless, the Group’s former associate in the United States. 271 Vodafone Group Plc Annual Report on Form 20-F 2020

Annual Report on Form 20-F 2020 Selected financial data The selected financial data shown below include the results of Vodafone India as discontinued operations up to 31 August 2018, the date the transaction completed in the prior financial year. In the current financial year, the data includes the results of the acquired European Liberty Global assets after the acquisition completed on 31 July 2019. The results of Vodafone New Zealand are included up to 31 July 2019 when the sale completed. At/for the year ended 31 March 2020 2019 2018 2017 2016 Notes: 1 See note 8 to the consolidated financial statements, “Earnings per share”. Earnings and dividends per ADS is calculated by multiplying earnings per ordinary share by ten, the number of ordinary shares per ADS. 2 The final dividend for the year ended 31 March 2020 was proposed by the Directors on 12 May 2020 and is payable on 7 August 2020 to holders on record as of 12 June 2020. The total dividends have been translated into pence and US dollars at 31 March 2020 for the purposes of the above disclosure but the dividends are payable in US cents under the terms of the ADS depositary agreement. Consolidated income statement data (€m) Revenue 44,974 43,66646,57147,631 49,810 Operating profit/(loss) 4,099 (951) 4,2993,725 1,320 Profit/(loss) before taxation 795 (2,613)3,8782,792 (190) Profit/loss) for financial year from continuing operations (455) (4,109)4,757 (1,972)(5,127) Loss for the financial year (455) (7,644)2,788 (6,079)(5,122) Consolidated statement of financial position data (€m) Total assets 168,168 142,862145,611 154,684169,107 Total equity 62,625 63,44568,607 73,71985,136 Total equity shareholders’ funds 61,410 62,21867,64072,20083,325 Earnings per share1 Weighted average number of shares (millions) – Basic 29,442 27,607 27,770 27,971 26,692 – Diluted 29,442 27,607 27,857 27,971 26,692 Basic (loss)/earnings per ordinary share (3.13)c (29.05)c 8.78c (22.51)c (20.25)c Diluted (loss)/earnings per ordinary share (3.13)c (29.05)c 8.76c (22.51)c (20.25)c Basic (loss)/earnings per share from continuing operations (3.13)c (16.25)c15.87c(7.83)c (20.27)c Cash dividends1,2 Amount per ordinary share (eurocents) 9.00c 9.00c15.07c14.77c14.48c Amount per ADS (eurocents) 90.0c 90.0c 150.7c 147.7c 144.8c Amount per ordinary share (pence) 7.96p 7.95p 13.33p13.00p11.45p Amount per ADS (pence) 79.6p 79.5p 133.3p130.0p114.5p Amount per ordinary share (US cents) 9.86c 10.10c17.93c 18.52c16.49c Amount per ADS (US cents) 98.6c 101.0c179.3c185.2c164.9c Unaudited information 272 Vodafone Group Plc certifiably reforested via PrintReleaf – the world’s is made from 50% recycled and 50% virgin fibres. References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and The future is exciting. Ready? are trade marks owned by Vodafone. Other product and company names mentioned herein may be the trade marks of their respective owners. The content of our website (vodafone.com) should not be considered to form part of this Annual Report or our Annual Report on Form 20-F. © Vodafone Group 2020 Designed and produced by Radley Yeldar | ry.com Our purpose: Planet The paper content of this publication has been first platform to measure paper consumption and automate reforestation across a global network of reforestation projects. Text pages are printed on Revive 50 silk which The cover is printed on Revive 100 silk, made entirely from de-inked post-consumer waste. Both products are Forest Stewardship Council® (‘FSC’®) certified and produced using elemental chlorine free (‘ECF’) bleaching. The manufacturing mill also holds ISO 14001 accreditation for environmental management TX_AD467EB02263 Certificate of Reforestation PR I N T R E L E A F H E R E B Y C E R T I F I E S T H A T Vodafone has offset 16,940 Kg of paper consumption by reforesting 449 standard trees at the Reforestation Project located in Ireland. ACCOUNT ID ACT_B44719E7E15D TRANSACTION ID TX_AD467EB02263 TRANSACTION DATE 2020-05-15 REFORESTATION PROJECT Ireland KG OF PAPER 16,940 STANDARD TREES 449 You Printed. We Planted. SGS International, the world's leading inspection, verification, testing and certification company, certifies our Global Forestry Partners and leads field audits across our network of projects to verify 100% net survival of our forests. www.printreleaf.com Software built in Denver, Colorado. Trees planted around the world.

Vodafone Group Plc Registered Office Vodafone House The Connection Newbury Berkshire RG14 2FN England Registered in England No. 1833679 Telephone +44 (0)1635 33251 Website vodafone.com Contact details Shareholder helpline Telephone: +44 (0)370 702 0198 (In Ireland): +353 (0)818 300 999 Investor Relations ir@vodafone.co.uk vodafone.com/investor Media Relations vodafone.com/media/contact Sustainability vodafone.com/sustainability Vodafone Group Plc Annual Report on Form 20-F 2020

Index of Exhibits to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2020

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

2.3                            Fourteenth Supplemental Trust Deed dated 5 July 2019 between the Company and The Law Debenture Trust Corporation p.l.c. further modifying and restating the provisions of the Trust Deed dated 16 July 1999 relating to a Euro 30,000,000,000 Euro Medium Term Note Programme.

2.4                               Trust Deed dated March 12, 2019 between the Company and The Law Debenture Trust Corporation p.l.c. in relation to the Group’s £1,720,000,000 1.20 per cent Subordinated Mandatory Convertible Bonds due 2021 (incorporated by reference to Exhibit 2.4 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2019 (File No. 001-10086), filed with the Securities and Exchange Commission on June 7, 2019).

2.5                               Trust Deed dated March 12, 2019 between the Company and The Law Debenture Trust Corporation p.l.c. in relation to the Group’s £1,720,000,000 1.50 per cent Subordinated Mandatory Convertible Bonds due 2022 (incorporated by reference to Exhibit 2.5 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2019 (File No. 001-10086), filed with the Securities and Exchange Commission on June 7, 2019).

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

2.7                               Form of American Depositary Receipt (included in Exhibit 2.6).

2.8                               Description of Securities Registered under Section 12 of the Exchange Act.

4.1                               Facility Agreement in relation to the Group’s US$3,935,000,000 revolving credit facility dated 27 February 2015 among the Company and various lenders (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2015 (File No. 001-10086), filed with the Securities and Exchange Commission on June 8, 2015).

4.2                               Lender Accession Agreement between Royal Bank of Canada, the Royal Bank of Scotland plc as agent and Vodafone Group Plc effective as of 15 December 2015 in relation to the Group’s US$3,935,000,000 Revolving Credit Facility (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2016 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2016).

4.3                               Extension letter dated 10 January 2017 in relation to the US$3,935,000,000 (increased to US$4.09 billion) Revolving Credit Facility dated 27 February 2015 (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2017 (File No. 001-10086), filed with the Securities and Exchange Commission on June 9, 2017).

4.4                               Amendment letter dated 11 January 2018 in relation to the US$4.09 billion Revolving Credit Facility dated 27 February 2015 (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2018 (File No. 001-10086), filed with the Securities and Exchange Commission on June 8, 2018).

4.5                               Lender Accession Agreement between Raiffeisen Bank International AG, the Royal Bank of Scotland plc as agent and Vodafone Group Plc, effective as of 12 July 2018 in relation to the Group’s US$3,935,000,000 (increased to US$4.09 billion) Revolving Credit Facility.

4.6                               Novation Certificate between Lloyds Bank Plc, TD Bank, N.A. and The Royal Bank of Scotland plc as agent and Vodafone Group Plc, effective as of 18 December 2019 in relation to the Group’s US$3,395,000,000 (increased to US$4.09 billion) Revolving Credit Facility.

4.7                               Novation Certificate between Lloyds Bank Plc, CaixaBank, S.A. and The Royal Bank of Scotland plc as agent and Vodafone Group Plc, effective as of 29 April 2019 in relation to the Group’s US$3,935,000,000 (increased to US$4.09 billion) Revolving Credit Facility.

4.8                               Agreement for €3,860,000,000 five year Revolving Credit Facility dated March 28, 2014 among the Company and various lenders (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2014).

4.9                               Extension letter dated 6 December 2019 in relation to the €3,860,000,000 (increased to €4.01 billion) Revolving Credit Facility dated 28 March 2014.

4.10                        Rules of the Vodafone Global Incentive Plan 2014 (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2019 (File No. 001-10086), filed with the Securities and Exchange Commission on June 7, 2019).

4.11                        Rules of the Vodafone Sharesave Plan (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2019 (File No. 001-10086), filed with the Securities and Exchange Commission on June 7, 2019).

4.12                        Letter of Appointment of Renee James dated 8 October 2010 (incorporated by reference to Exhibit 4.35 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011 (File No. 001-10086), filed with the Securities and Exchange Commission on June 17, 2011).

4.13                        Letter of Appointment of Gerard Kleisterlee dated 25 January 2011 (incorporated by reference to Exhibit 4.36 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011 (File No. 001-10086), filed with the Securities and Exchange Commission on June 17, 2011).

4.14                        Letter of Appointment of Valerie Gooding dated 25 November 2013 (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2014).

4.15                        Letter of Appointment of Sir Crispin Davis dated 14 April 2014 (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2014).

4.16                        Letter of Appointment of Dame Clara Furse dated 13 May 2014 (incorporated by reference to Exhibit 4.33 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2014).

4.17                        Letter of indemnification for Nicholas Read dated 28 October 2014 (incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2015 (File No. 001-10086), filed with the Securities and Exchange Commission on June 8, 2015).

4.18                        Letter of Appointment for David Nish dated 23 September 2015 (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2016 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2016).

4.19                        Letter of Appointment for Maria Amparo Moraleda Martinez dated 24 January 2017 (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2017 (File No. 001-10086), filed with the Securities and Exchange Commission on June 9, 2017).

4.20                        Letter of Appointment of Michel Demaré dated 23 January 2018 (incorporated by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2018 (File No. 001-10086), filed with the Securities and Exchange Commission on June 8, 2018).

4.21                        Service Agreement of Nicholas Read dated 26 July 2018 (incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2019 (File No. 001-10086), filed with the Securities and Exchange Commission on June 7, 2019).

4.22                     Service Agreement of Margherita Della Valle dated July 2018 (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2019 (File No. 001-10086), filed with the Securities and Exchange Commission on June 7, 2019).

4.23                        Letter of Appointment of Sanjiv Ahuja dated 8 November 2018 (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2019 (File No. 001-10086), filed with the Securities and Exchange Commission on June 7, 2019).

4.24                        Letter of Appointment of David Thodey dated 24 May 2019 (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2019 (File No. 001-10086), filed with the Securities and Exchange Commission on June 7, 2019).

4.25                        Amendment and Restatement of a Contribution and Transfer Agreement dated 31 December 2016 by and among the Company, Liberty Global Europe Holding B.V., Liberty Global Plc, Vodafone International Holdings B.V. and Lynx Global Europe II B.V. relating to the contribution and/or transfer of shares in Ziggo Group Holding B.V. and Vodafone Libertel B.V. to Lynx Global Europe II B.V. and the formation of the Netherlands joint venture (incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2017 (File No. 001-10086), filed with the Securities and Exchange Commission on June 9, 2017).

4.26                        Implementation Agreement dated 20 March 2017 relating to the combination of the Indian mobile telecommunications businesses of Vodafone Group and Idea Group (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2017 (File No. 001-10086), filed with the Securities and Exchange Commission on June 9, 2017).

4.27                        First Amendment to the Implementation Agreement dated 20 March 2017, relating to the combination of the Indian mobile telecommunications businesses of Vodafone Group and Idea Group, entered into on 30 August 2018 (incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2019 (File No. 001-10086), filed with the Securities and Exchange Commission on June 7, 2019).

4.28                        Implementation Agreement dated 25 April 2018 relating to the combination of the businesses of Indus Towers and Bharti Infratel (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2018 (File No. 001-10086), filed with the Securities and Exchange Commission on June 8, 2018).

4.29                        Letter Agreement dated 24 October 2019 relating to the extension of the Extended Longstop Date of the Implementation Agreement dated 25 April 2018 relating to the combination of the businesses of Indus Towers and Bharti Infratel.

4.30                        Letter Agreement dated 24 December 2019 relating to the extension of the Extended Longstop Date of the Implementation Agreement dated 25 April 2018 relating to the combination of the businesses of Indus Towers and Bharti Infratel.

4.31                        Letter Agreement dated 24 February 2020 relating to the extension of the Extended Longstop Date of the Implementation Agreement dated 25 April 2018 relating to the combination of the businesses of Indus Towers and Bharti Infratel.

4.32                        Letter Agreement dated 23 April 2020 relating to the extension of the Extended Longstop Date of the Implementation Agreement dated 25 April 2018 relating to the combination of the businesses of Indus Towers and Bharti Infratel.

4.33                        Letter Agreement dated 25 June 2020 relating to the extension of the Extended Longstop Date of the Implementation Agreement dated 25 April 2018 relating to the combination of the businesses of Indus Towers and Bharti Infratel.

4.34                        Sale and Purchase Agreement dated 9 May 2018 relating to the sale of Liberty Global plc’s businesses in Germany, Romania, Hungary and the Czech Republic (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2018 (File No. 001-10086), filed with the Securities and Exchange Commission on June 8, 2018).*

4.35                        Transitional Services Agreement dated 31 July 2019 relating to services and co-operation relating to the Share Purchase Agreement dated 9 May 2018 relating to the sale of Liberty Global plc’s businesses in Germany, Romania, Hungary and the Czech Republic.**

4.36                        Scheme Implementation Deed dated 30 August 2018 by and among Vodafone Hutchison Australia Pty Limited, Vodafone Oceania Limited, Hutchison Telecommunications (Australia) Limited, Hutchison Whampoa Limited and TPG Telecom Limited relating to the proposed merger between Vodafone Hutchison Australia Pty Limited and TPG Telecom Limited (incorporated by reference to Exhibit 4.34 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2019 (File No. 001-10086), filed with the Securities and Exchange Commission on June 7, 2019).

4.37                        Deed of Merger dated 31 March 2020 relating to the combination of Vodafone Italy’s towers with INWIT’s passive network infrastructure.

8.                                      List of the Company’s related undertakings (incorporated by reference to Note 33 to the Consolidated Financial Statements included in this Annual Report on Form 20-F for the financial year ended March 31, 2020 (File No. 001-10086), filed with the Securities and Exchange Commission on 2 July, 2020).

12.                               Rule 13a — 14(a) Certifications.

13.                               Rule 13a — 14(b) Certifications. These certifications are furnished only and are not filed as part of this Annual Report on Form 20-F for the financial year ended March 31, 2020.

15.1                        Consent letter of Ernst & Young LLP.

15.2                        Consent letter of PricewaterhouseCoopers LLP.

* The schedules to the Sale and Purchase Agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Copies of such schedules will be furnished to the SEC upon its request; provided, however, that confidential treatment may be requested pursuant to Rule 24b-2 of the Exchange Act for any schedule so furnished.

** The schedules to the Transitional Services Agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Copies of such schedules will be furnished to the SEC upon its request; provided, however, that confidential treatment may be requested pursuant to Rule 24b-2 of the Exchange Act for any schedule so furnished. Certain identified confidential portions of this exhibit have been omitted because such identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Registrant)

/s/ R E S Martin
Rosemary E S Martin
Group General Counsel and Company Secretary
Date July 2, 2020