Form 20-F
period 2021-03-31
VODAFONE GROUP PUBLIC LTD CO
filed 2021-06-23
CIK 839923

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    Date of event requiring this shell company report . . . . . . . . . .. . . . . . . . . .

    For the transition period from                                              to

Commission file number 001-10086

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Exact name of Registrant as specified in its charter)

As above
(Translation of Registrant’s name into English)

England
(Jurisdiction of incorporation or organization)

Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England
(Address of principal executive offices)

Rosemary Martin (Group General Counsel and Company Secretary) Telephone +44 (0) 1635 33251 email ir@vodafone.co.uk Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares of 20 20/21 US cents each	VOD	NASDAQ Global Select Market*
American Depositary Shares (evidenced by American Depositary Receipts) each representing ten ordinary shares	VOD	NASDAQ Global Select Market
2.500% Notes due September 2022	VOD22	The NASDAQ Stock Market
2.950% Notes due February 2023	VOD23	The NASDAQ Stock Market
3.750% Notes due 16 January 2024	VOD24	The NASDAQ Stock Market
US$1,000,000,000 Floating Rate Notes due 16 January 2024	VOD24A	The NASDAQ Stock Market
4.125% Notes due 30 May 2025	VOD25	The NASDAQ Stock Market
4.375% Notes due 30 May 2028	VOD28	The NASDAQ Stock Market
6.250% Notes due February 2032	VOD32	The NASDAQ Stock Market
6.150% Notes due February 2037	VOD37	The NASDAQ Stock Market
5.000% Notes due 30 May 2038	VOD38	The NASDAQ Stock Market
4.375% Notes due February 2043	VOD43	The NASDAQ Stock Market
5.250% Notes due 30 May 2048	VOD48	The NASDAQ Stock Market
4.875% Notes due 19 June 2049	VOD49	The NASDAQ Stock Market
4.250% Notes due 17 September 2050	VOD50	The NASDAQ Stock Market
5.125% Notes due 19 June 2059	VOD59	The NASDAQ Stock Market
Capital Securities due April 2079	VOD79	The NASDAQ Stock Market
NC5.25 Capital Securities due 2081	VOD81A	The NASDAQ Stock Market
NC10 Capital Securities due 2081	VOD81B	The NASDAQ Stock Market
NC30 Capital Securities due 2081	VOD81C	The NASDAQ Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of 20 20/21 US cents each: 28,816,835,778

7% Cumulative Fixed Rate Shares of £1 each: 50,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the Internal Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

Annual Report 2021 Vodafone Group Plc Vodafone Group Plc Annual Report on Form 20-F 2021

This constitutes the Annual Report on Form 20-F of Vodafone Group Plc (the ‘Company’) in accordance with the requirements of the US Securities and Exchange Commission (the ‘SEC’) for the year ended 31 March 2021 and is dated 23 June 2021. This document contains certain information set out within the Company’s Annual Report in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’). The content of the Group’s website (www.vodafone.com) or any website other than Vodafone referenced in this document is not incorporated into this document and should not be considered to form part of this Annual Report on Form 20-F. Contents Strategic Report 01 Our strategic framework 02 About Vodafone 04 Financial and non-financial performance 06 Chairman’s message 07 Chief Executive’s statement 08 Market and strategy 10 Mega trends 12 Stakeholder engagement 14 Strategic review 16 Business model 18 Strategic review (continued) 21 Our people strategy 23 Our financial performance 32 Purpose, sustainability and responsible business 34 Our purpose 34 Inclusion for All 38 Planet 41 Digital Society 42 Contribution to Sustainable Development Goals 43 Responsible business 52 Non-financial information 53 Principal risk factors and uncertainties Governance 62 Governance at a glance 64 Chairman’s governance statement 66 Board of Directors, leadership and responsibilities 70 Executive management 71 Board activities and principal decisions 73 Board evaluation 74 Nominations and Governance Committee 76 Audit and Risk Committee 82 Remuneration Committee 84 Remuneration Policy 90 Annual Report on Remuneration 104 US listing requirements 105 Directors’ report Financials 107 Reporting on our financial performance 108 Directors’ statement of responsibility 110 Risk mitigation 116 Reports of independent registered public accounting firms 121 Consolidated financial statements and notes 209 This page is intentionally left blank Other information 217 Non-GAAP measures 227 Shareholder information 233 History and development 233 Regulation 241 Form 20-F cross reference guide 244 Forward-looking statements 245 Definition of terms This Report contains references to Vodafone’s website, and other supporting disclosures located thereon such as videos, our ESG Addendum and our TCFD Report, amongst others. These references are for readers’ convenience only and information included on Vodafone’s website is not incorporated in, and does not form part of, this Annual Report on Form 20-F. Welcome to our Annual Report on Form 20-F 2021 S S S S S S S Exhibit 2.3 Exhibit 4.13 Exhibit 4.41 Exhibit 15.1 Exhibit 2.6 Exhibit 4.26 Exhibit 4.42 Exhibit 15.2 Exhibit 2.7 Exhibit 4.36 Exhibit 8 Exhibit 4.4 Exhibit 4.37 Exhibit 12 Exhibit 4.11 Exhibit 4.40 Exhibit 13

Our purpose: We connect for a better future Our next phase to drive returns through growth Connecting people and things and digitalising critical sectors Digital Society Read more on pages 41-42 Reducing our environmental impact and helping society decarbonise Planet Read more on pages 38-40 Ensuring everyone has access to the benefits of a digital society Inclusion for All Read more on pages 34-37 Customer commitments Leading innovation in digital services Leveraging our unique platforms and partnering with leading technology firms to provide customers with a ’best on Vodafone’ user experience Outstanding digital experiences Using our leading digital architecture to provide a seamless customer experience Enabling strategies Social contract shaping the digital society Influencing policy and regulation to shape a more healthy industry structure, and build a resilient, inclusive and sustainable digital society Simplified & most efficient operator Through digital transformation, standardisation, and automation of processes at scale Leading gigabit networks Maintaining our leading gigabit networks as we provide our customers with the best connectivity products and ‘best on Vodafone’ user experience Read more on pages 21-22 The ‘Vodafone Spirit’ Our people & culture Read more on pages 16-20 Two attractive regions with scale Europe & Africa Read more on page 81 Strong frameworks in place Governance & Risk Management Our strategy: The new generation connectivity and digital services provider for Europe & Africa, enabling an inclusive & sustainable digital society Our advantage: Leading connectivity provider Creating value for society and shareholders Best connectivity products & services Providing the best core connectivity for consumers and businesses Strategic report Governance Financials Other information Our strategic framework 1 Vodafone Group Plc  Annual Report on Form 20-F 2021

A new generation connectivity and digital services provider We offer a range of leading connectivity products and platforms to consumers and businesses across Europe and Africa. Our business We have delivered the first phase of our strategy to become a new generation connectivity & digital services provider. Our strategy (2019-21) About Vodafone Europe Mobile We provide a range of market leading mobile services, enabling customers to reliably call, text and access data. Fixed Our fixed-line services include broadband, TV and voice. We offer high-speed connectivity through our next-generation network (‘NGN’). Convergence Our converged plans, which combine mobile, fixed and TV services, provide simplicity and better value for customers. Other value added services These include our Consumer Internet of Things (‘IoT’) propositions, as well as security and insurance products. Consumer Africa Mobile We provide a range of mobile services, enabling customers to call, text and access data. The demand for mobile data is growing rapidly driven by the lack of fixed broadband access and by increased smartphone penetration. M-Pesa & financial services M-Pesa is our African payment platform, which has moved beyond its origins as a money transfer service. Together with Vodacom’s own platform, we now provide a range of financial services, as well as business and merchant payment services. Business We serve private & public sector customers of all sizes with a broad range of connectivity services, supported by our dedicated global network. We have unique scale and capabilities, and are expanding our portfolio of products and services beyond core mobile and fixed connectivity into new growth areas, such as: – – Unified communications – – Internet of Things – – Cloud & security Delivering our strategic priorities at pace During the first phase of our transformation we have focused on reshaping the Group and establishing a foundation from which to grow in the converged connectivity markets in Europe, and mobile data and payments in Africa. This has been delivered through four key strategic priorities: Deepening customer engagement Deepening the relationship we have with our customers by offering additional products and services in order to deliver a more consistent commercial performance and improve customer loyalty. Accelerating digital transformation Capturing the significant opportunities we have through standardisation, digitalisation and the sharing of processes to deliver best-in-class operational efficiencies and a structurally lower cost base. Improve asset utilisation Undertaking a series of actions to improve the utilisation of the Group’s assets.. Optimising the portfolio Actively managing our portfolio to simplify the Group and strengthen our position in converged connectivity markets in Europe, and mobile data and payments in Africa. Over the last three years we have made strong progress against all of these strategic priorities – reshaping Vodafone to be a stronger connectivity provider. Read more on pages 14-15 Purpose pillars Our strategy helps us to deliver our targets across three purpose pillars: Inclusion for All, Planet, and Digital Society. Inclusion for All Ensuring everyone has access to the benefits of a digital society. Planet Reducing our environmental impact and helping society decarbonise. Digital Society Connecting people and things and digitalising critical sectors. Read more on pages 32-42 Strategic report Governance Financials Other information 2 Vodafone Group Plc  Annual Report on Form 20-F 2021

Our business model is underpinned by our strong governance and risk management framework. How we manage our Group We track a range of measures that reflect our financial, operational and strategic progress and performance. How we measure success Strategic report Governance Financials Other information Governance The Board held seven scheduled meetings this year to deliberate on key strategic matters, our purpose and culture, our people and stakeholder interests. Nominations and Governance Committee This Committee evaluates the composition and performance of the Board to ensure it remains comprised of an appropriate balance of independence, skills, knowledge, experience and diversity. Audit and Risk Committee This Committee provides effective governance over the appropriateness of financial reporting of the Group, including the adequacy of related disclosures, the performance of both the internal audit function and the external auditor and oversight of the Group’s systems of internal control, business risks and related compliance activities. Remuneration Committee This Committee assesses and makes recommendations to the Board on the policies for executive remuneration and reward packages for the individual Executive Directors. ESG Committee On 11 May 2021, the Board approved the establishment of a new Committee to oversee our ESG programme and monitor progress against ESG key performance indicators. Risk management As the risk landscape becomes more complex and fast moving, we have to be more agile and adaptive in our identification and response to risks. We continue to evolve our risk processes to support the organisation’s goals and strategy. Risk framework Our risk framework clearly defines roles and responsibilities and sets out a consistent end-to-end process for identifying and managing risks. We have embedded the risk framework across the Group as it allows us to take a holistic approach and to make meaningful comparisons. This year our framework was further enhanced, enabling us to be more dynamic in risk detection, modelling of risk interconnectedness and the use of data, all of which are improving our risk visibility and our responses. Board oversight of principal and emerging risks To provide adequate oversight, we report on our principal and emerging risks throughout the year to the different management committees and the Board. Additionally, risk owners are invited to present in-depth reviews to ensure that risks are managed within the defined tolerance levels. Read more on pages 53-61 Operational metrics We have a number of commercial metrics that are used to monitor our progress against our key strategic priorities and reflect the strong underlying momentum across the business. Read more on pages 14-15 Social contract Monitoring the success we have in shaping a healthier industry structure that is pro-investment, supportive of returns, and build a resilient, inclusive and sustainable digital society. Read more on page 19 Sustainability metrics We monitor metrics that are aligned to the three pillars of our purpose. – – Inclusion for All: Rural connectivity, our commercial propositions for equality, as well as workplace equality. – – Planet: Our carbon footprint across the full value chain, enabling our customers to reduce their own emissions, and waste. – – Digital Society: Customers connected to our gigabit networks, supporting SMEs, and the digitalisation of critical sectors. We have also included Environmental, Social and Governance (‘ESG’) KPIs in the long-term incentive plan for our senior leaders. Read more on pages 32-42 Strategic report Governance Financials Other information 3 Vodafone Group Plc  Annual Report on Form 20-F 2021

Financial and non-financial performance Financial results summary1 2021 IFRS 15/16 2020 IFRS 15/16 2019 IFRS 15/ IAS 17 Group revenue €m 43,809 44,974 43,666 Group service revenue €m 37,141 37,871 36,458 Operating profit/(loss) €m 5,097 4,099 (951) Profit/(loss) for the year €m 536 (455) (7,644) Basic earnings/(loss) per share €c 0.38 (3.13) (29.05) Cash flow from operating activities €m 17,215 17,379 12,980 Borrowings less cash & cash equivalents €m (61,939) (61,368)2 (39,318) Total dividends per share €c 9.00 9.00 9.00 Strategic progress 2021 2020 2019 Deepening customer engagement Europe mobile contract customers3 million 65.4 64.4 63.2 Europe broadband customers3 million 25.6 25.0 18.8 Europe on-net gigabit capable connections3 million 43.7 31.9 21.9 Europe Consumer converged customers3 million 7.9 7.2 6.6 Europe mobile contract customer churn % 13.7 14.64 15.5 Africa data users5 million 84.9 82.6 75.6 M-Pesa transaction volume5 billion 15.2 12.2 11.0 Business fixed-line service revenue growth6% 3.0 3.3 3.8 IoT SIM connections million 123.3 102.9 84.9 Accelerating digital transformation Europe digital channel sales mix7% 26 21 17 Europe frequency of customer contact contacts per year 1.4 1.4 1.5 Europe MyVodafone app penetration % 63 65 62 Improving asset utilisation Average mobile data usage per customer in Europe GB/month 7.2 5.7 3.7 Europe on-net NGN broadband penetration3% 30 30 28 Our people 2021 2020 2019 Average number of employees and contractors thousand 105 104 102 Employee engagement index8% 74 77 80 Employee turnover rate (voluntary) % 8 12 13 Women on the Board % 45 42 42 Women in management and leadership roles % 32 31 31 Women in total workforce % 40 39 40 Key Performance Indicators We measure our success by tracking key performance indicators that reflect our strategic, operational and financial progress and performance. Our progress Notes: 1. IFRS 16 “Leases” was adopted on 1 April 2019 for our statutory reporting, without restating prior period figures. As a result, the Group’s statutory results for the years ended 31 March 2021 and 31 March 2020 are on an IFRS 16 basis, whereas the comparative period for the year ended 31 March 2019 is on an IAS 17 basis. 2. FY20 borrowings has been aligned to the FY21 presentation which excludes derivative movements in cash flow hedging reserves. 3. Including VodafoneZiggo. 4. Excluding the impact of inactive data only SIM losses in Italy during Q3 and Q4 FY20. 5. Africa including Egypt, Ghana and Safaricom. 6. Organic growth. 7. Based on Germany, Italy, UK and Spain. 8. For 2020 and 2021, our employee engagement index is based on a weighted average index of responses to three questions: satisfaction working at Vodafone, experiencing positive emotions at work, and recommending us as an employer. Different methodology applied in 2019. Strategic report Governance Financials Other information 4 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Purpose, sustainability and responsible business 2021 2020 2019 Inclusion for All 4G population coverage (outdoor 1Mbps) – Europe1% 98 97 95 4G population coverage (outdoor 1Mbps) – Africa2% 623 53 42 Estimated number of additional female customers in Africa4 & Turkey since 2016 million 15.9 9.65 9.55 M-Pesa and mobile money customers4 million 48 42 37 Planet6 Energy use Total electricity cost €m 760 – – Total energy use GWh 5,832 5,790 5,770 Energy use on base stations & technology centres % 96 95 94 Purchased electricity from renewable sources (Group) % 56 23 14 Purchased electricity from renewable sources (Europe) % 80 33 19 Greenhouse gas emissions (‘GHGs’) Total Scope 1 and Scope 2 GHG emissions (market-based method) m tonnes CO2e 1.37 1.95 2.14 Total Scope 3 GHG emissions m tonnes CO2e 9.4 9.5 10.7 Total customer emissions avoided due to our IoT platform m tonnes CO2e 7.1 6.9 5.9 Waste Total waste (including hazardous waste) metric tonnes 7,900 9,500 8,500 Network waste recovered and recycled % 99 99 94 Digital Society Europe gigabit capable connections1 million 69 42 26 5G available in countries1 # 12 8 1 5G available in cities (>100k population)1 # 244 75 1 Responsible business Code of Conduct Completed ‘Doing What’s Right’ employee training % 84 92 – Number of ‘Speak Up’ reports # 623 602 738 Employee trust in Speak Up % 87 –7 84 Health & safety Number of lost-time employee incidents # 7 33 648 Lost time incident rate per 1,000 employees # 0.06 0.35 0.628 Responsible supply chain Total spend €bn 24 24 22 Direct suppliers thousand 11 11 11 Number of site assessments (conducted by Vodafone or Joint Audit Cooperation) # 76 74 85 Tax and economic contribution Total tax and economic contribution9 €bn – 12.4 12.7 We want to enable an inclusive and sustainable digital society. We are also dedicated to ensuring that Vodafone operates responsibly and ethically. Purpose, sustainability and responsible business Notes: 1. Includes VodafoneZiggo. 2. Based on coverage in Africa, including Egypt. Excludes Safaricom. 3. Includes Ghana. 4. Africa including Egypt, Ghana and Safaricom. 5. 2019 and 2020 restated to include Egypt. 6. Data calculated using local market actual or estimated data sources from invoices, purchasing requisitions, direct data measurement and estimations. Carbon emissions calculated in line with GHG Protocol standards. Scope 2 emissions are reported using the market-based methodology. For full methodology see our ESG Addendum 2021. 7. Figure not available due to change in employee survey methodology during the year. 8. Data includes lost-time incidents in Vodafone India up until 1 September 2018. 9. Includes direct taxes, non-taxation based revenue mechanisms, such as payments for the right to use spectrum, and indirect taxes collected on behalf of governments around the world. Our tax report for 2021 will be published in the next year following the submission of our tax returns and payment of all applicable taxes. For more information, refer to our Tax and Economic Contribution reports, available at: vodafone.com/tax. 5 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information Strategic report Governance Financials Other information

Chairman’s message Enabling an inclusive, sustainable digital society It is a great privilege to be able to share my thoughts with you for the first time since becoming Chairman of Vodafone in November 2020. Before I comment on the strong progress we have made this year, and the key role Vodafone has played in keeping society connected during the COVID-19 pandemic, I would first like to comment on what attracted to me to joining your Board. The attraction of Vodafone Vodafone is a dynamic and fast paced business, operating in an essential industry. It has a clear vision and purpose for society, which in light of the current pandemic is even more relevant than ever. Under Nick’s leadership not only has a lot already been achieved over the last three years, there is still a great opportunity ahead of us. The opportunity to oversee and support the long-term success of Vodafone in the next phase of its transformation to become a new generation connectivity and digital services provider for Europe and Africa, enabling an inclusive, sustainable digital society is, I believe, an exceptionally exciting one – and one I’m fully committed to. Whilst my induction to Vodafone has been almost entirely digital, I am grateful to the Board, Executive Committee and broader team for the comprehensive on-boarding that I have received and the many extensive engagements covering all aspects of the business. I would also like to thank my predecessor, Gerard Kleisterlee, for his strong support and counsel during my transition to Vodafone. Supporting society during the COVID-19 crisis Since I joined the Board, I have been impressed by the Company’s ability to adapt quickly to the changes in circumstances for the business and the demand placed on our service, across all of our markets. The ongoing COVID crisis represents a significant challenge for many businesses and citizens. Yet, Vodafone has continuously adapted throughout this period. The passion and commitment of all of our 105,000 people, combined with the ‘can-do’ spirit to get things done together, has been essential over the last year. The connectivity we provide has been a lifeline for society, enabling people to work, businesses to remain operational, public services to function and people to stay in touch with their family and friends. As a result, the pace of the business has actually accelerated to address many of the challenges we and our customers are facing, but also to capture the opportunities that have arisen as societies embrace digital transition more than ever. Resilient performance in a challenging backdrop Despite the tough operating environment, and unprecedented period of global uncertainty, we delivered a resilient financial performance that was in line with our expectations and guidance for the year. This was the result of the strong execution against our strategy, as we further deepened customer engagement and delivered a more consistent commercial performance, accelerated our digital transformation, continued to improve asset utilisation and optimised our portfolio. Total revenue declined by 2.6% to €43.8 billion, with Group organic service revenue returning to growth in the second half of the year. This was despite lower roaming and visitor revenue following a significant reduction in international travel due to COVID-19. Group operating profit increased by €1.0 billion to €5.1 billion and basic earnings per share increased to 0.38 eurocents. The significant progress we’ve made in improving asset utilisation and reshaping the Group, including the successful IPO of Vantage Towers, is also helping to drive improved returns on capital and a reduction in net debt across the Group – however there is clearly still more to be done. This good financial performance, solid commercial momentum and robust financial position provides the Board with the confidence to declare a total dividend per share of 9.00 eurocents for the year, implying a final dividend per share of 4.5 eurocents which will be paid on 6 August 2021. Shaping industry structure to support the COVID-19 recovery As we now look to the challenges faced by governments, regulators and policy makers in enabling and supporting both economic and social recovery, it is clear that the services we provide to people, businesses and public sector organisations are increasingly essential to this broader recovery. Yet, it is also clear to me that policy and regulatory decisions of the last decade have had a material impact on returns for the telecommunications industry, which still weighs heavily on operators’ ability to invest in everything from connectivity infrastructure to new services. Looking forward, and considering Europe and Africa’s important digital ambitions, there is an ever more urgent need to overcome the shortcomings of the past. Clear actions – and better cooperation between governments and industry – are required to create a more healthy and sustainable industry structure that is truly pro-investment, pro-innovation and supportive of returns. Our social contract embraces this new collaborative, partnership approach with governments, policy makers, regulators and external stakeholders. Through a shared future vision, we believe that both Europe and Africa can overcome their many digital divides and sizeable investment gaps, thereby allowing them to compete more effectively on the global stage and even become pioneers in many areas of the technology ecosystem. At the same time, while we have started to see some positive signs of a more healthy industry structure emerge, it is also clear that the steps to date fall far short of what is needed to close the widening investment gaps and build a resilient, inclusive and sustainable digital society.  Vodafone is fully committed to deliver its part to achieve truly inclusive digital societies in all communities that we serve. Guided by our purpose, our ‘social contract’ response to the COVID crisis (so-called ‘five point plan’) has been significant and, as we did even before this crisis, we will continue to do whatever we can to support the most vulnerable among us. We are also committed to taking urgent action to address the climate change emergency both in our own and our business customers’ footprint. Our high-speed connectivity and digital tools will be critical enablers of the green transition. Similarly, we are rapidly reducing our own environmental footprint, taking the lead in the sector, and demonstrating the value of digital. All of our European networks will be fully powered by renewable energy by July this year, and we have set a target to reach ‘net zero’ for our own carbon emissions by 2030 and across our complete value chain by 2040. We have also reported for the first time our progress towards meeting the recommendations of the Task Force on Climate-related Financial Disclosures (‘TCFD’) in a standalone TCFD report. Looking ahead On behalf of the Board, I would like to thank all of our people who have worked tirelessly over the last year to keep our customers and society reliably connected, as well as our shareholders for their continued support. As we enter FY22, we will continue to focus on delivering our purpose and strategy at pace, supported by the good underlying momentum in the business. Never has our role of ‘connecting people for a better future’ been more important. /s/ Jean-François van Boxmeer Jean-François van Boxmeer Chairman Governance Financials Other information 6 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report

Chief Executive’s statement Resilient performance in FY21 and announcing next phase in our strategy I am pleased that we achieved full year results in line with our guidance and we exited the year with accelerating service revenue growth across the business, with a particularly good performance in our largest market, Germany. We have delivered on the first phase of our strategy to reshape Vodafone as a stronger connectivity provider – including the simplification of the group to Europe and Africa, the successful IPO of Vantage Towers (€13.2 billion market capitalisation), the fast roll out of our next generation mobile and fixed networks, share gain in broadband subscriptions and continued reduction in customer churn. Our digital transformation initiatives have generated savings of €0.5 billion over the year and the integration of the assets acquired from Liberty Global is well ahead of plan. We are now well positioned for the next phase in our multi-year transformation. The next phase of our strategy Our customer commitments Best connectivity products & services Grow revenue through providing the best core connectivity products and services in each of our markets for both consumers and businesses. Leading innovation in digital services Leveraging our unique platforms and partnering with leading technology firms to provide customers with a ’best on Vodafone’ user experience. Outstanding digital experiences Using our leading digital architecture to provide a seamless customer experience across all channels – app, online, retail and physical delivery at home. Our enabling strategies Simplified & most efficient operator Delivering further efficiencies through digital transformation, standardisation of products and procedures, and automation of processes at scale. Social contract shaping digital society Influencing policy and regulation to shape a more healthy industry structure, and build a resilient, inclusive and sustainable digital society. Leading gigabit networks Maintaining our leading gigabit networks as we provide our customers with the best connectivity products and ‘best on Vodafone’ user experience During this next phase of our ongoing transformation to be a new generation connectivity and digital services provider, we are committed to improving returns. We have delivered the first phase of our strategy to become a new generation connectivity & digital services provider. Our strategy (2019-21) ü Delivering our strategic priorities at pace During the first phase of our transformation we have focused on reshaping the Group and establishing a foundation from which to grow in the converged connectivity markets in Europe, and mobile data and payments in Africa. This has been delivered through four key strategic priorities: Deepening customer engagement Deepening the relationship we have with our customers by offering additional products and services in order to deliver a more consistent commercial performance and improve customer loyalty. Accelerating digital transformation Capturing the significant opportunities we have through standardisation, digitalisation and the sharing of processes to deliver best-in-class operational efficiencies and a structurally lower cost base. Improve asset utilisation Undertaking a series of actions to improve the utilisation of the Group’s assets. Optimising the portfolio Actively managing our portfolio to simplify the Group and strengthen our position in converged connectivity markets in Europe, and mobile data and payments in Africa. Over the last three years we have made strong progress against all of these strategic priorities – reshaping Vodafone to be a stronger connectivity provider. The world has changed. The pandemic has shown how critical connectivity and digital services are to society. Vodafone is strongly positioned and through increased investment, we are taking action now to ensure we play a leadership role and capture the opportunities that these changes create. The increased demand for our services supports our ambition to grow revenues and cash flow over the medium-term. We remain fully focused on driving shareholder returns through deleveraging, improving our return on capital, and a firm commitment to our dividend. /s/ Nick Read Nick Read Chief Executive Read more on pages 14-15 Read more on pages 18-20 7 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Operating in a rapidly changing industry Market and strategy The long-term trends that are shaping our industry and driving new growth opportunities. Mega trends The demands of our stakeholders are continuously evolving. Engaging with them regularly is fundamental to how we operate. Our stakeholders Our customers1 We are focused on deepening our engagement with our customers to develop long-term valuable and sustainable relationships. Vodafone is the largest mobile and fixed network operator in Europe and a leading global IoT connectivity provider. We have millions of customers across Europe and Africa, ranging from individual consumers to large multinational corporates. 315m mobile customers 28m broadband customers 22m TV customers Our people Our people are critical to the successful delivery of our strategy. It is essential they are engaged and embrace our purpose and values. 105,000 employees and contractors Our suppliers Our suppliers provide us with the products and services we need to deliver our strategy and connect our customers. In total we have more than 10,500 suppliers who partner with us, ranging from start-ups and small businesses to large multinational companies. 10,500 suppliers Our local communities and NGOs We believe the long-term success of our business is closely tied to the success of the communities in which we operate. We interact with local communities and NGOs, seeking to be a force for good wherever we operate. €150m donated in contributions and services in-kind in response to the COVID-19 crisis Government and regulators Our relationship with governments and regulators is important to ensure policies are developed in the interests of our customers and the industry, while also enabling them to better understand the positive impact we can have on the environment and communities we operate in. €12.4bn total tax and economic contribution in 2020 Our investors Our investors include individual and institutional shareholders, as well as debt investors. We maintain an active dialogue with our investors through our extensive investor relations programme. >1,000 investor interactions in FY21 Note: 1. Includes VodafoneZiggo and Safaricom Remote working The trend towards remote working for employees is growing and this has been further accelerated by the COVID-19 pandemic. Providing reliable high-speed connections for consumers and businesses working from home or remotely is becoming increasingly essential. Connected devices The demand for connected devices, beyond smartphones, is growing rapidly. The Internet of Things is expected to drive huge operational efficiencies, deliver real-time information, and can be applied to a broad range of use cases. Adoption of cloud technology Businesses and consumers are increasingly moving away from using their own hardware and device-specific software and instead using more efficient, shared capacity and services over the cloud. Digital and green transformation for the private & public sector The European Union has launched a series of support mechanisms totalling €750 billion under the banner “NextGenerationEU”. This includes a Recovery & Resilience facility, which combines €360 billion of loans and €312 billion of grants available to European Union Member States. This funding presents a direct and indirect opportunity given at least 20% of the total funding is planned to support the European Commission’s digital transformation agenda. In addition, in order to remain competitive and fulfil their social and environmental commitments, companies are increasingly looking to digitalise their operations to become more efficient and limit their environmental impact. Digital payments & financial services The trend towards more digital forms of payment is growing, with a broader range of financial services now being delivered through apps and online. In Africa, the growth in smartphone penetration is allowing consumers to access digital financial services for the first time, enabling money transfers, loans, insurance and even merchant payments. Read more on pages 10-11 Read more on pages 12-13 Strategic report Governance Financials Other information 8 Vodafone Group Plc  Annual Report on Form 20-F 2021

Our strategic priorities FY21 achievements Deepening customer engagement Consumer We are deepening the relationship we have with our customers by selling additional products and services, particularly fixed and converged products in Europe and mobile data and financial services in Africa. We believe this will enable us to deliver a more consistent commercial performance, drive revenue growth and improve customer loyalty. Europe Africa1 NGN broadband customers added +1.4m Customer loyalty 0.9pp year-on-year improvement in mobile contract customer churn Data users 84.9m M-Pesa transaction volume 15.2bn + 25% year-on-year Business We are expanding our portfolio of products and services beyond core connectivity into new growth areas such as unified communications, Internet of Things, and cloud & security. Business Fixed line service revenue growth 3.0% IoT SIM connections +20m total base now 123 million Accelerating digital transformation Through standardisation, digitalisation and sharing of processes we are capturing the significant opportunities available to us to deliver best-in-class operational efficiencies and a structurally lower cost base. Cumulative net opex savings across Europe markets2 €1.3bn c.15% reduction over 3 years Role efficiencies in shared services 5,500 over 3 years Improving asset utilisation Through a series of initiatives we are improving the utilisation of the Group’s assets as part of our focus on improving the Group’s return on capital. Unitymedia cost & capex synergies realised >65% Countries with network sharing agreements 7 Optimising portfolio We are actively managing our portfolio of assets in order to simplify the Group, and strengthen our position in converged connectivity markets in Europe, and mobile and data payments in Africa. Vantage Towers IPO €2.2bn proceeds3 Portfolio optimisation 19 M&A transactions since FY19 Read more on pages 14-15 Notes: 1. Africa including Ghana, Egypt and Safaricom. 2. Europe and Common Functions. 3. Includes greenshoe proceeds of €0.2 billion received in April 2021. We have made strong progress and executed at pace across all four of our strategic priorities. As a result we have completed the first phase of our transformation. Our progress Reflecting the long-term opportunities and challenges that we face. Our strategy (2019-21) 9 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Note: 1. GSMA Intelligence, The Mobile Economy 2020. The world continues to evolve rapidly. In part, this is due to the availability of new and transformational technologies, but it is also to do with the way society connects, adapts and makes use of these new digital advances. We have identified five ‘mega trends’ that will shape our industry in the years to come: remote working, connected devices, adoption of cloud technology, the digital and green transformation of public and private sectors, and digital payments. Remote working The trend towards remote working for employees and businesses was strong before the impact of the pandemic, driven by the changing lifestyle priorities of different demographics. COVID-19 has driven a step-change in demand, driving multiple benefits including a more flexible organisational culture and greater productivity. This trend is driving demand for fast and reliable fixed and mobile connectivity for individual workers, but also emerging cloud architecture, digital security and unified communications solutions for employers. The majority of large multinationals already have remote working capabilities, however they are now moving to more efficient technologies. For smaller companies, ranging from corporates to small/medium-sized offices, they rely on network operators such as Vodafone to provide secure remote working solutions. These solutions include virtual private networks, unified communication services and the migration of enterprise applications to the cloud. This is vital for business continuity, and it provides network operators an opportunity to further deepen customer relationships – offering them a broader range of services. Connected devices The world is becoming ever more connected, and it is not just driven by smartphones. A wide range of new devices, across all sectors and applications, are increasingly being connected to the internet. The number of connected devices, known as the Internet of Things, is expected to more than double to 25 billion by 20251. This is driven by continued reductions in the cost of computing components, advances in cross-device operability and software, and the near-ubiquity of mobile networks. For consumers, there is a growing range of applications such as smartwatches, tracking devices for pets, bags and bicycles, and connected vehicles – which can lower insurance premiums and enable a range of advanced in-vehicle solutions. Network operators are increasingly not only providing the connectivity, but also building the complete end-to-end hardware and software solutions for these devices. Mega trends Long-term trends shaping our industry For businesses, the demand for IoT and potential use cases is even more evident. These include solutions such as automated monitoring of energy usage across national grids, tracking consumption in smart buildings and detecting traffic and congestion in cities. In environments that are more localised, such as factories and ports, network operators are building and running Mobile Private Networks (‘MPNs’). MPNs offer corporate customers unparalleled security and bespoke network control. As an example, MPNs enable autonomous factories to connect to thousands of robots, enabling them to work in a synchronised way. Once a product leaves the factory it can also be tracked seamlessly through global supply chain management applications, whether it is delivered through the post, a vehicle or even via drones. In areas where the same solution can be deployed across multiple sectors, network operators are moving beyond connectivity to provide complex end-to-end hardware and software solutions such as surveillance, smart metering and remote monitoring; and it is often more efficient for these solutions to be created in-house. Scaled operators can leverage their unique position to co-create or partner with nimble start-ups at attractive economics. Adoption of cloud technology Over the last decade, large technology companies have invested heavily in advanced centralised data storage and processing capabilities that organisations and consumers can access remotely through connectivity services (commonly termed ‘cloud’ technology). As a result, organisations and consumers are increasingly moving away from using their own expensive hardware and device-specific software to using more efficient shared hardware capacity or services over the cloud. This is popular as it allows upfront capital investment savings, the ability to efficiently scale resources to meet demand, easily update systems and increase resiliency. This is driving demand for fast, reliable and secure connectivity with lower latency. Many small businesses increasingly understand the benefits of cloud technology, however they lack the technical expertise or direct relationships with large enterprise and cloud specialists. This presents an opportunity for network operators, who have strong existing relationships and can effectively navigate moving to the cloud at scale. Governance Financials Other information 10 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report

Notes: 1. GSMA Intelligence, State of the Industry Report on Mobile Money 2021. Larger corporates who may already use the cloud today, are progressively moving away from complex systems based on their own servers or single cloud solutions, to multi-cloud offers, sold by network operators and their partners. This approach reduces supplier risk and increases corporate agility and resilience. Large corporates continue to drive higher demand for robust, secure and efficient connectivity services as they transition from their own legacy hardware and services. Cloud providers also recognise the criticality of telecommunications networks. Many cloud providers are partnering with the largest network operators, sometimes through revenue sharing agreements, to develop edge computing solutions which integrate data centres at the edge of telecommunication networks to deliver customers reduced latency. Consumers use cloud solutions for a variety of reasons, including digital storage and online media consumption. Consumer hardware is also now being replaced by cloud-first solutions. For example, new cloud-based gaming services allow consumers to stream complex, bandwidth-heavy computer games directly to their phones or tablets, without the need for expensive dedicated hardware. Fast and reliable connectivity will act as a catalyst for further innovation and consumer applications, many of which do not currently exist today. Read more about Vodafone’s leading gigabit connectivity infrastructure and digital platforms on pages 18-20 Digital and green transformation of the public and private sectors As part of the fiscal response to the COVID-19 pandemic, the European Union has launched a series of support mechanisms with €750 billion available under the banner “NextGenerationEU”. This includes the Recovery & Resilience facility, which combines €360 billion of loans and €312 billion of grants available to European Union Member States. Of these grants, approximately 70% of the total will be allocated to European Union Member States in which Vodafone has an operating presence. 70% of these grants are planned to be distributed by the end of 2022. The range of funding presents a direct and indirect opportunity given at least 20% of the total funding is planned to support the European Commission’s digital transformation agenda. The UK and many of our African markets have similar stimulus measures in place. These support measures will help connect schools, hospitals and businesses to gigabit networks and provide hardware, such as tablets to millions of schoolchildren. Read more about how Vodafone is helping revolutionise healthcare on page 42 Similarly, the European Union has committed to be carbon-neutral by 2050. Mobile network operators across Europe will be able to benefit from these funds as they seek to limit their impact on the climate, and help other customers from across the private and public sectors reduce their own energy use and carbon emissions. Small and medium-sized enterprises (‘SMEs’) in Europe can often lag behind in terms of digital adoption. However, under various government- led support mechanisms, SMEs will be eligible for vouchers, grants and loans to transition to eCommerce, upskill employees, and transition to cloud-based solutions whilst ensuring they are secure as they do so. SMEs will look to trusted and experienced network operators which can offer a full suite of solutions, whilst also help them navigate technical and regulatory processes. Finally, to ensure the benefits of these projects are spread equitably, funding is also being allocated towards rural inclusion to subsidise the building of network infrastructure where it is currently uneconomical for operators to do so. Read more about how Vodafone is ensuring society and communities have access to connectivity wherever they are on pages 34-36 Digital payments Businesses in Europe continue to expand and migrate sales channels from physical premises to online channels such as websites and mobile applications. As a result, businesses increasingly transact through mobile-enabled payment services which remove the need for legacy fixed sales terminals. Consequently, businesses demand reliable and secure mobile connectivity. Consumers are also increasingly transitioning away from using cash, to digital payment methods conducted directly via mobile phones or smartwatches, further increasing the importance of mobile networks. In Africa, digital payments are primarily conducted via mobile phones through payment networks owned and operated by network operators, and the value of transactions processed per day is expected to reach over $3 billion globally by 2022, compared to $2.1 billion in 20201. Consumers are also moving beyond peer-to-peer transactions as rising smartphone penetration drives the adoption of mobile payment applications. Network operators are using these applications to sell additional financial services focused products, ranging from advances on mobile airtime and device insurance to more complex offerings such as life insurance. This plays a critical role in improving financial inclusion for millions of people across Africa where the traditional banking sector has not been able to reach. Read more about how Vodafone is building platforms on pages 18 and 36 Businesses are also increasingly reliant on operator-owned payment infrastructure for consumer-to-business payments, but also for large business-to-business transfers. These payment networks drive scale benefits for the largest operators by allowing customers to save on transaction fees whilst also driving both business and consumer customers to seek reliable and secure networks. 11 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Regular engagement ensures we operate in a balanced and responsible way, both in the short and longer term. We are committed to maintaining good communications and building positive relationships with all of our stakeholders, as we see this as essential to strengthening our sustainable business. We have summarised our interactions with key stakeholders during the year below. Vodafone is required to provide information on how the Directors have performed their duty under section 172 of the Companies Act 2006 to promote the success of Vodafone, including how those matters and the interests of Vodafone’s key stakeholders have been taken into account by the Directors. The engagement mechanisms directly involving the Directors are indicated below with a symbol. Read more about how the Board considered stakeholder interests on pages 71-72 Our customers We are focused on deepening our engagement with our customers to develop long-term valuable and sustainable relationships. In total we have hundreds of millions of customers across Europe and Africa, ranging from individual consumers to large multinational corporates. How did we engage with them? – – Digital channels (MyVodafone app, TOBi chatbots, social media interaction and the Vodafone website) – – Call centres – – Branded retail stores What were the key topics raised? – – Better value offerings – – Faster data networks and wider coverage – – Making it simple and quick to deal with us – – Managing the challenge of data-usage transparency – – Converged solutions for consumer and business customers – – Prompt feedback/resolution on service-related issues How did the Board engage? – – The Board participated in a dedicated review of the Group’s Net Promoter Scores, facilitated by Executive Committee members How did we respond? – – Launched speed-tiered worry-free unlimited data offers in 10 markets – – Launched 5G in 12 markets and expanded our 4G coverage – – Leveraged our digital channels to support easy access for all of our customers during the COVID-19 crisis – – Upgraded MyVodafone app – new functionality and easier navigation – – Scaled up TOBi (our Artificial Intelligence ‘AI’ agent ) to include voice as well as chat capabilities – – Implemented the highest safety standards possible in our stores in order to keep our customers and colleagues safe – – Introduced integrated packages offering internet, TV and mobile – – Extended our range of consumer IoT products – – Facilitated working from home and increased data allowances during the COVID-19 crisis Stakeholder engagement Engaging regularly with our stakeholders is fundamental to the way we do business Our people Our people are critical to the successful delivery of our strategy. It is essential that they are engaged and embrace our purpose and values. Throughout the year we focused on a number of areas to ensure that our people are highly motivated and we remained focused on wellbeing. How did we engage with them? – – Regular meetings with managers – – European Employee Consultative Committee – – National Consultative Committee (South Africa) – – Internal website & live webinars – – Executive Committee discussions – – Newsletters and electronic communication – – Employee Speak Up channel – – Global Pulse and Spirit Beat surveys What were the key topics raised? – – Opportunities for personal and career development – – Communication and knowledge sharing across the Group – – Enhancing leadership coaching capacity – – Deepening digital skills – – Impacts of COVID-19 and Brexit – – Global Pulse & Spirit Beat survey actions How did the Board engage? – – Valerie Gooding, in her capacity as Workforce Engagement Lead, updated the Board on employee voice engagements, and the Chief Human Resources Officer provided updates on the Vodafone Spirit How did we respond? – – Training courses including developing new skills such as digital marketing, e-commerce, coding, big data and analytics – – Internal communication to staff on the impacts of COVID-19 and Brexit – – Introduced new digital tools and apps to improve our people experience as the majority of our employees (95%) continued to work effectively and safely from home during the year – – Provided a range of physical and mental wellbeing services – – Survey actions and monitoring progress at Executive Committee and Board level – – Launched a leadership programme called the Senior Leadership Team (‘SLT’) Spirit Accelerator for 277 of our senior leaders Our suppliers Our business is helped by more than 10,500 suppliers who partner with us. These range from start-ups and small businesses to large multinational companies. Our suppliers provide us with the products and services we need to deliver our strategy and connect our customers. How did we engage with them? – – Virtual safety forums, events, conferences and site visits – – Tenders and requests for audits – – Supplier audits and assessments What were the key topics raised? – – Improving health and safety standards – – Promoting diversity and inclusion – – Partnering on environmental solutions – – Timely payment and fair terms – – Supplier/product innovation Governance Financials Other information 12 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report

How did the Board engage? – – The Board received updates on the role of our key suppliers and geo-political factors impacting our global supply chains How did we respond? – – Held safety forums virtually every quarter – – Hosted a technology event to encourage our suppliers to explore the latest technologies – – Provided faster payment terms to support over 1,200 smaller businesses during the COVID-19 crisis Our local communities and non- governmental organisations (‘NGOs’) We believe that the long-term success of our business is closely tied to the success of the communities in which we operate. We interact with local communities and NGOs seeking to be a force for good wherever we operate. How did we engage with them? – – Through our products and services – – Community interaction on projects relating to education, health, agriculture and inclusive finance – – Participation in key international forums and working groups – – Vodafone Foundation/community partnerships – – Worked with different NGOs around the world What were the key topics raised? – – Access to connectivity and digital services, and closing the digital divide – – Maintaining connectivity services during the COVID-19 pandemic and providing data analytics support – – Free-to-use social media, education and job sites – – Investment in infrastructure – – Delivery of global and national development goals, including UN Sustainable Development Goals How did the Board engage? – – A comprehensive update on Vodafone’s purpose and Vodafone Foundation was presented to the Board, including progress made against KPIs How did we respond? – – Responded to COVID-19 with dedicated plans in Europe and Africa, providing donations and services in-kind, and data analytics support to World Bank, UNICEF & IMF – – Launched ConnectU in South Africa – a “free-to-use” portal providing essential services to customers – – Ensured that our technology continues to be compliant with national regulations and international guidelines – – We continued work as the largest corporate partner for Connected Education for United Nations High Commissioner for Refugees Governments and regulators Our relationship with governments and regulators is important to ensure policies are developed in the interests of our customers and the industry, while also enabling them to better understand the positive impact we can have on the environment and communities we operate in. How did we engage with them? – – Participation and attendance at company and industry meetings with government and regulators, public forums and parliamentary processes – – Meetings with ministers, elected representatives, policy officials and regulators – – Hosting workshops to improve sector understanding What were the key topics raised? – – Security and supply chain resilience – – The Digital Economy and Society – – Responses to COVID-19 – – The European Green Deal – – Data protection and privacy – – Regulatory environment and compliance How did the Board engage?  – – Management updated the Board on how Vodafone has worked with governments and regulators during the COVID-19 pandemic – – Management provided regular updates on legal and regulatory matters How did we respond? – – Held workshops with European and US governments as well as the European Commission – – Communications on the impact of electromagnetic fields (‘EMF’) – – Engaged on network design and deployment (e.g. Open RAN) – – Engaged on issues such as the allocation of spectrum and the protection of consumers – – Discussion on an environment that facilitates investment in technology – – Engaged on the Green and Digital Transformation of the EU – – Engaged on digitisation of Industries and SMEs Our investors Our investors include individual and institutional shareholders as well as debt investors. We maintain an active dialogue with our investors through our extensive investor relations programme. How did we engage with them? – – Personal meetings, virtual roadshows, conferences – – Annual & interim reports and presentations – – Capital markets days – – Stock Exchange News Service (‘SENS’) announcements – – Re-platformed Investor relations website to enhance digital communication capabilities – – Annual General Meeting (‘AGM’) – – Investor perception study and regular feedback survey What were the key topics raised? – – Strategy to deliver sustained financial growth – – Impact of COVID-19 – – Allocation of capital – – Corporate governance practices – – ESG strategy and targets – – Dividend policy – – Deleveraging strategy How did the Board engage? – – Due to restrictions on large gatherings, the 2020 AGM was closed. However, shareholders were able to submit questions to the Board – – Investor roadshows are attended by Directors for direct Q&A sessions How did we respond? – – We conducted over 1,000 investor interactions through meetings with major institutional shareholders, debt investors, individual shareholder groups and financial analysts, and attended several conferences – – Meetings were attended by the appropriate mix of Directors and senior management, including our Chairman, Chief Executive, Chief Financial Officer, and Executive Committee members – – Capital markets day as part of the IPO of Vantage Towers and a virtual investor briefing for Vodafone Business 13 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Deepening customer engagement Our actions have delivered a more consistent commercial performance, and our service revenue trends have remained resilient, despite the direct impacts of the COVID-19 pandemic on revenue from roaming and visitors. In mobile, we have launched speed-tiered, unlimited data plans in 10 markets. This has enabled us to stabilise and grow our higher value customer base and increase average revenue per user (‘ARPU’). We have also launched and embedded ‘second’ brands across our markets and now have over 5 million active users across our second brands in Germany, Italy, the UK and Spain. We have maintained strong commercial momentum in our fixed business and over the past three years we have added 4.3 million NGN broadband customers in Europe. We also have converged customer plans available in all major markets. By deepening the relationship we have with our customers we have been able to drive a significant improvement in customer loyalty, with mobile contract churn in Europe reducing by 2.3 percentage points over the last three years. In Africa, demand for mobile data remains significant given the lack of fixed line infrastructure. There is also a substantial opportunity to grow M-Pesa (our mobile payments platform) and expand it into new financial and digital services. During the last three years, we have continued to see significant demand for mobile data and monthly average data usage in our markets outside Europe has increased to 4.6 GB (FY18: 2.2 GB). The total number of data users in Africa has grown from 72.4 million to 84.9 million. The number of M-Pesa and other mobile money customers has continued to grow strongly, with a total of 48.3 million active users now registered. Accelerating digital transformation We have now exceeded our original three-year target of at least €1.2 billion of net savings from operating expenses in the markets across Europe and Common Functions, with cumulative savings of €1.3 billion, equivalent to a c.15% net reduction. This focus on efficiency, delivered through standardisation, integration and digitalisation of our operations, has enabled us to deliver a resilient performance during the pandemic with our profitability remaining broadly stable. In the last three years, we have introduced 5,500 role efficiencies in our shared service centres (‘_VOIS’) and approximately 30% of Group employees now work in our shared operations. We are continuing to transform the business and evolve the Group digital toolset – including our AI assistant, TOBi, and Robotic Process Automation (‘RPA’) – in order to further our productivity leadership. We have also increased our digital sales, now 26% of total sales across Germany, Italy, the UK and Spain, and optimised our retail footprint. Improving asset utilisation We have reached network sharing agreements with leading mobile network operators in most of our European markets, established Vantage Towers as a separate business to consolidate the ownership and operations of our passive mobile network infrastructure, and signed significant wholesale agreements in both our fixed and mobile networks. Optimising the portfolio In order to achieve our strategic objectives to focus on converged connectivity markets in Europe, and mobile data and payments in Africa, we began a large programme to rationalise our portfolio in 2019. Our portfolio optimisation programme has had three overriding objectives as summarised below: Objective Transactions 1. Focus on Europe & Africa 5 disposals including New Zealand and Malta 4 acquisitions, including purchase of KDG shares from minority shareholders 3 mergers in Australia and India (Vodafone Idea & Indus Towers) 2. Achieve convergence with local scale 3 acquisitions in Germany, Greece and Eastern Europe 3. Enable structural shift in asset utilisation 2 tower mergers in Italy and Greece, as well as subsequent sale of INWIT stake IPO of Vantage Towers 15 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Creating a new generation connectivity & digital services provider Business model We have completed the first phase of our strategy to reshape Vodafone. We are now well positioned for the next phase in our multi-year transformation. The next phase of our strategy The next phase of our strategy focuses on three customer commitments and three enabling strategies, all of which work towards growing our revenues, expanding our margins, improving our cash conversion, and ensuring capital is allocated effectively. These areas of focus, combined with our existing strategic execution, will create sustainable value for our shareholders and returns above our weighted average cost of capital. Our leading scale and assets provide us with a significant advantage. Investing in our key differentiators Leading scale in core connectivity In Europe1, we are the leading converged connectivity provider with 7.9 million converged customers, 113 million mobile connections, 142 million marketable NGN broadband homes, cover 98% of the population in the markets we operate in with 4G, and have launched 5G in 240 cities across 10 markets. In Africa2, we are the leading provider of mobile data and mobile payment services. We have 178 million customers and are the leading connectivity provider in seven out of eight of the markets we operate in covering 62% of the population where we operate with 4G services. Differentiated platforms We have developed a range of unique and differentiated platforms that leverage on our connectivity base, and provide customers with a ‘best on Vodafone’ experience. These platforms also make us a ‘strategic partner of choice’ for large global technology companies, enabling them to distribute their content and services across multiple markets via a single platform. We have: – – one of Europe’s leading TV platforms with over 22 million users1 – – a market leading IoT platform with over 123 million connections – – M-Pesa – Africa’s leading mobile payment platform processed over 15 billion transactions during the year, and has 48 million active users – – MyVodafone app – digitally serving customers – – scaled shared service centres – centralising and automating our processes Our people & culture Our employees’ passion, commitment and expertise are key to delivering our strategy and purpose. It is important that we continue to invest in the right talent and skills for the future in order to help accelerate our digital transformation. Read more about our people strategy on pages 21-22 Governance & risk management We have strong governance and risk management frameworks that ensure that we operate responsibly and take a consistent and holistic approach to the identification, management and oversight of risks. Our brand We have one of the world’s most recognised brands. Our purpose is also the basis of our new brand positioning: ‘Together we can’. It conveys our belief that technology and innovation can help millions of people and their communities to stay connected. We feel positively about the opportunity technology gives us all when combined with the right human spirit. Notes: 1. Including VodafoneZiggo 2. Africa including Egypt, Ghana and Safaricom Our customer commitments Best connectivity products & services Grow revenue through providing the best core connectivity products and services in each of our markets for both consumers and businesses. Leading innovation in digital services Leveraging our unique platforms and partnering with leading technology firms to provide customers with a ’best on Vodafone’ user experience. Outstanding digital experiences Using our leading digital architecture to provide a seamless customer experience across all channels – app, online, retail and physical delivery at home. Our enabling strategies Simplified & most efficient operator Delivering further efficiencies through digital transformation, standardisation of products and procedures, and automation of processes at scale. Social contract shaping digital society Influencing policy and regulation to shape a more healthy industry structure, and build a resilient, inclusive and sustainable digital society. Leading gigabit networks Maintaining our leading gigabit networks as we provide our customers with the best connectivity products and ‘best on Vodafone’ user experience. Read more on pages 18-20 Strategic report Governance Financials Other information 16 Vodafone Group Plc  Annual Report on Form 20-F 2021

We have a resilient operating model, a robust financial position, and a disciplined approach to capital allocation. Our financial strengths Disciplined approach to capital allocation Our capital allocation framework Enabling us to balance our three capital allocation priorities: 1 €7.9 billion cash capital additions in FY21 2 9.00 eurocents dividends per share in FY21 Resilient and growing revenue streams We generate revenue primarily through monthly recurring contracts or subscriptions – providing us with robust and resilient revenue streams. We are also growing quickly in new growth areas such as IoT, cloud & security, and next-generation fixed-line services. Significant opportunities to lower our cost base By being Digital First, radically simpler, and leveraging our Group scale we are able to structurally transform our cost base. Over the past three years we have delivered €1.3 billion of net opex savings in markets across Europe. Robust balance sheet Our average tenure of debt is 12 years (excluding debt issued by Vantage Towers), we have no significant short-term refinancing needs, and we have a strong liquidity position with cash and short term Investments of €9.8 billion and unused facilities of €7.4 billion. Read more on pages 23-31 Read more on our capital allocation framework on page 20 Our sustainable business strategy Our purpose is to connect for a better future. We believe that Vodafone has a significant role to play in contributing to the societies in which we operate and we want to enable an inclusive and sustainable digital society. Our sustainable business strategy helps the delivery of our targets across three purpose pillars: Inclusion for All, Planet and Digital Society. We have clear and robust short, medium and long-term targets across all three pillars. Read more on pages 32-52 Invest in critical infrastructure Shareholder distribution 17 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

The next phase in our strategy – a new generation connectivity and digital services provider Following the significant actions we have taken to reshape the Group, we are focused on growing our converged connectivity markets in Europe, and mobile data and payments in Africa. The next phase of our strategy focuses on three customer commitments and three enabling strategies, all of which work together towards realising our vision to become a new generation connectivity and digital services provider for Europe and Africa, enabling an inclusive and sustainable digital society. Best connectivity products & services Consumer Europe In Europe, we are a leading converged connectivity provider with 7.9 million converged customers, 113 million mobile connections, 142 million marketable NGN broadband homes, we cover 98% of the population in the markets we operate in with 4G, and we have launched 5G in 240 cities in 10 markets in Europe. We have achieved this leading position by focusing on our core fixed and mobile connectivity. We are enhancing our products through capacity and speed upgrades, unlimited mobile plans, a distinct tiered branding hierarchy and convergent product bundles. Consumer Africa In Africa, we are the leading provider of mobile data and mobile payment services. We have 178 million mobile customers in 8 markets which represent 40% of Africa’s total Gross Domestic Product. We are the leading mobile connectivity provider by revenue market share in 7 markets. Excluding Kenya, we cover 62% of the population in the markets in which we operate with 4G services. Our M-Pesa financial services platform processed over 15 billion transactions during the year. Click to read more about our operations in Africa: vodacom.com Vodafone Business In March 2021, we held a virtual briefing on Vodafone Business for investors and analysts. This briefing outlined the following four key messages. 1. We operate in attractive markets We serve over 6 million private and public sector customers of all sizes, across Europe and Africa. With more employees seeking flexible working, gigabit connectivity with low latency and both public and private organisations driving digitalisation, we have a compelling structural opportunity. 2. Scale & capabilities We have the scale, expertise and technology to successfully compete in these attractive markets. We are expanding our portfolio of products and services to enhance our provision of core connectivity services, with in-house innovation in IoT and partnerships with leading technology companies to offer cloud, security and unified communications services. 3. We have strong operating momentum Over the last three years, we have delivered a significant improvement in our commercial performance, leading to service revenue growth (excluding roaming and visitor revenue) of 1.8% in FY21, with total service revenue now over €10 billion. This has been driven by ongoing improvements in our commercial momentum, strong support to our customers throughout the pandemic, clear understanding of our economic model and disciplined prioritisation of high marginal return on capital opportunities. 4. We are on a clear growth pathway Our strategy is grounded in our purpose to connect for a better future and is focused on three core elements. Firstly, to be the trusted partner for small and medium-sized enterprises. Secondly, to be the gigabit connectivity provider of choice to large enterprises. Thirdly, to be the leading end-to-end provider of IoT solutions for every organisation. Strategic review (continued) Leading innovation in digital services Alongside optimising our core connectivity services, we are building platforms that will allow ‘best on Vodafone’ experiences. Our primary areas of focus are premium TV in Europe; financial services in Africa; Vodafone Business specific digital platforms across the Group; and the IoT for both consumers and businesses. Premium TV Our consumer TV proposition now has over 22 million subscribers in 11 markets, making Vodafone the 2nd largest TV provider in Europe. We partner with 18 leading global content producers and distributors such as Disney, ViacomCBS, WarnerMedia, Netflix, Amazon and Comcast. Our premium TV offering is delivered through a seamlessly integrated, multi-device platform. This enables consumers to watch whatever they want, whenever they want on any connected device. Financial services We remain focused on embedding Vodacom as a leading pan-African technology company and M-Pesa offers a unique opportunity to extend our reach further into financial services through our investments in financial, digital and lifestyle services. This provides us with opportunities to enhance our relationship with the 178 million mobile customers we serve across our African footprint. In particular, we note our partnership with Alipay and the imminent launch of our single lifestyle app for customers and merchants in South Africa that promotes greater financial inclusion. We see this super-app as a precursor to M-Pesa’s evolution, supporting accelerated growth across our financial services’ businesses and assisting us in connecting hundreds of millions more in Africa so that no one is left behind. Vodafone Business digital platforms We are extending the breadth of our propositions to private and public sector organisations beyond connectivity. We are partnering with leading technology firms such as Microsoft, Accenture, IBM, Google, Cisco and Amazon to provide our customers with best-in-class products and services. We provided further information on this growth opportunity as part of the Vodafone Business virtual investor briefing. IoT Our end-to-end IoT proposition is the largest of its kind globally. Our Business IoT offering for private and public sector clients was discussed at our recent virtual investor briefing. At the end of March 2021, we had over 120 million devices connected to our network, including 33 million connected cars. We have also developed over 100 tailored end-to-end solutions for a range of sectors including healthcare, distribution, manufacturing and automotive. Our consumer IoT offering has now connected over 1.4 million devices such as the watches through our OneNumber service and our ‘Curve’ mobile tracking device. In addition, we recently launched a new smart kids watch, developed with The Walt Disney Company. We will be expanding on the opportunity for consumer IoT and other consumer growth opportunities at a virtual investor briefing in December 2021. Governance Financials Other information 18 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report

Outstanding digital experiences Over the last thirty years, Vodafone’s approach to retail, distribution and customer care has evolved in line with broader social and technological development. During the 1990s, we operated primarily through a traditional retail ‘high street’ store mode, whereby the vast majority of customer interaction was face-to-face and involved a high degree of manual process. In the 2000s, we introduced a multi-channel model, in which customers could also choose to interact with us through dedicated websites or contact centres, in addition to the retail stores. In the 2010s, we began to combine the models into an omni-channel experience, through which our customers could move between different channels for different missions. In the new decade, our ambition is for customers to primarily interact with us in a ‘Digital First’ manner. Our investments in this area have already resulted in our artificial intelligence-enabled assistant (‘TOBi’) resolving 63% of customer support interactions with no human interaction and an approximate 5% reduction in the frequency of customer contacts per year to 1.4. As we look ahead, we expect the majority of new customers will join Vodafone through digital channels and the overwhelming majority of customer interaction and queries will be fulfilled through either the MyVodafone app or support provided through ‘TOBi’. We will then support the ongoing customer relationship through data-driven and automated targeting of upselling, cross-selling and contract extension. This Digital First customer experience will improve customer loyalty and reduce the service cost per customer. We will be expanding on our plans for outstanding digital experiences at a virtual investor briefing in December 2021. Simplified, most efficient operations The connectivity value chain involves a high degree of repeatable processes across all of our markets, such as procurement, network deployment, network operations, sales activities, customer support operations, and billing and transaction processing. This has provided us with a significant opportunity to standardise processes across markets, relocate operations to lower cost centres of excellence and apply automation at scale, delivering best in class efficiency levels. In the next phase of our strategy, we are pursuing these opportunities through two significant evolutions in our operating model. Firstly, integrating our network and digital teams in Europe and, secondly, streamlining our approach to product development and customer care within our European commercial teams. These programmes will be key components in delivering the next phase of our ongoing efficiency programme, which targets a total net reduction in markets across Europe and in Common Function operating expenses of 20% by FY23 (versus a FY18 baseline). Integrating network & digital teams We are integrating our European network and digital teams. This new structure will drive effectiveness, increase our speed of execution, standardise key processes, and support the codification of what is the best solution for Group implementation. We will increase our IT and digital capabilities, standardise key development environments and enhance coding collaboration, while internalising software engineering capabilities, further leveraging our _VOIS shared services environment. This new operating model for our technology teams will enable our multi-year journey to redefine our technology architecture following a ‘Telco as a Service’ (‘TaaS’) model. Our TaaS model is based on two existing layers of inter-connected digital technology. We have created a standardised suite of customer and user-facing interfaces for an entire omni-channel journey and called it OnePlatform. The OnePlatform suite is powered by our Digital eXperience Layer (‘DXL’). DXL refers to the abstraction layer in our IT architecture which separates customer-facing micro-services requiring frequent and rapid adjustment from back-end systems such as billing and CRM. We have already moved more than half our core network functions to the cloud in Europe, supporting voice core, data core and service platforms on over 1,300 virtual network functions. In Europe, we now operate a single digital network architecture across all markets, enabling the design, build, test and deployment of next generation core network functions more securely, 40% faster and at 50% lower cost. Similarly, more than half of our IP applications are now virtualised and running in the cloud. Product development consistency & common customer care To meet the needs of our customers, both individuals and businesses, we need to bring innovative and differentiated products to market and scale them across our footprint much faster than we do today. We also need to further leverage the scale of our footprint and avoid duplication and fragmentation of our resources. We are simplifying and unifying our approach to product development, reducing time and resources for new products from the idea creation phase to launch, with a new process to allocate and sustain funding across our markets. We are also accelerating the deployment and adoption of digital tools through common digital platforms with the ambition to move to one ‘My Vodafone’ app and, over time, one TOBi chatbot platform. This will also help us deliver a more consistent customer experience regardless of geography, with further automation and simplification. Social contract shaping industry structure to improve returns Over the last decade, the performance of the European telecommunications industry has been weaker than other regions, which market commentators largely attribute to its regulatory environment. European regulation differs in both its fragmented approach to spectrum licensing and market structure, compared with North America or Asia. In 2019, we introduced our ‘social contract’, which represents the partnerships we want to develop with governments, policy makers and civil society. We believe the industry needs a pro-investment, pro-innovation partnership approach to ensure Europe can compete in the global digital economy and be at the forefront of technology ecosystems. This requires healthy market structures, an end to extractive spectrum auctions, support for equipment vendor diversity, a defined framework for network sharing, and regulation that enables the physical deployment of network infrastructure, as well as rewards quality – such as security, resilience and coverage – with fair prices. Following our efforts and society’s increasing reliance on our connectivity infrastructure and services, notably during the COVID-19 pandemic, we are beginning to see positive signs of a healthier industry structure emerge. Recent spectrum auctions in the UK, Greece and Hungary were conducted in a positive manner and completed with spectrum being assigned at sustainable prices, in line or below European benchmark levels. Authorities are recognising that operators need to be able to focus available private funds for fast deployment of new infrastructure and services. We have also seen national governments increase support, such as state-subsidies for rural networks in the UK and Germany. A key area will be shaping Member State recovery funds and how at least 20% of the €750 billion NextGenerationEU funding targeted for digital initiatives is distributed. We will play our part by investing in our high-quality network infrastructure and will continue to work closely with regulators and policy makers in order to create a more healthy and sustainable industry structure that is truly pro-investment, pro-innovation and supportive of returns. 19 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Strategic review (continued) Leading gigabit networks In order to provide our customers with the best connectivity products and ‘best on Vodafone’ connectivity platforms, we need to have leading gigabit network infrastructure in each of our markets. Importantly, we must also ensure that our customers recognise and value the quality of our gigabit network infrastructure. We will be hosting a dedicated virtual investor briefing on technology and our approach on 17 June 2021. In mobile, we are currently deploying mobile network infrastructure to deliver 5G connectivity. So far, we have launched 5G services in 240 cities, in 10 markets in Europe. 5G services provide ‘real world’ speeds well in excess of 100 Mbps, compared with 4G which provides ‘real world’ speeds of 20-35 Mbps. In addition to the speed advantage, 5G networks that are ‘built right’ and with longer-term competitive advantage in mind, provide more uses cases, and significant capacity and efficiency advantages, ultimately lowering the cost per gigabyte of mobile data provision. However, the European mobile sector is also utilising dynamic spectrum sharing (‘DSS’) technology to share existing 4G spectrum to provide a more limited 5G experience. Underpinning our 5G network infrastructure is our majority shareholding in Vantage Towers AG. Alongside our 5G mobile network infrastructure is our NGN fixed-line network infrastructure. We can now reach 142 million homes across 12 markets in Europe (including VodafoneZiggo). This marketable base is connected through a mix of owned NGN network (56 million homes, of which 44 million are gigabit-capable), strategic partnerships (24 million homes) and wholesale arrangements (62 million homes). This network provides us with the largest marketable footprint of any fixed-line provider in Europe. In Germany, our owned network covering 24 million households is being progressively upgraded to the latest DOCSIS 3.1 standard, which provides us with a structural speed advantage over the incumbent. Over the medium-term we will continue to increase the proportion of our Europe customers that can receive gigabit-capable connections through our owned network and continue to work with strategic partners to provide cable and fibre access. Committed to improving returns Disciplined capital allocation to drive shareholder returns The objectives of our portfolio activities over the last three years have been to focus on our two scaled geographic platforms in Europe and Africa; achieve converged scale in our chosen markets; and deliver a structural shift in asset utilisation. We are now a matrix of country operations, products and platforms and will continue to be disciplined in managing our portfolio, following three principles: – – we aim to continue to focus on the converged connectivity markets in Europe, and mobile data and payments in Africa; – – we aim to achieve returns above the local cost of capital in all of our markets; and – – we consider whether we are the best owner (i.e. whether the asset adds value to the Group and the Group adds value to the asset) and whether there are any pragmatic and value-creating alternatives. Our capital allocation priorities are to support investment in connectivity infrastructure; maintain a robust balance sheet; and support improved shareholder distribution. Our growth strategy requires a greater level of investment, in four major areas. – – We will continue to invest in leading gigabit networks by upgrading our fixed networks and rolling out 5G ‘built right’. To help fund this, our new Technology operating model will drive a higher level of efficiency in unitary spend, while greater standardisation will eliminate duplication. – – We will have a stronger, more comprehensive product offering in every market, particularly in Vodafone Business, to accelerate our revenue and profit growth. – – We will accelerate our digital capabilities, which will ultimately help us sustain margin expansion, strengthen our direct channels and build further differentiation in our customer offer. – – We are retaining the flexibility to support Vantage Towers in realising its own growth ambitions, particularly in the high incremental returns opportunities of new build-to-suit sites and ground-lease buyouts. Governance Financials Other information 20 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report

Our vision is to create an inclusive environment, which is supportive of growth and where everyone has the opportunity to thrive. We are now beginning the next phase in our transformation to become a new generation connectivity and digital services provider for Europe and Africa. Our people strategy will accelerate this transition, by creating a place where everyone can truly belong, innovate, work effectively and fulfil their potential. Vodafone Spirit Our culture – called the ‘Vodafone Spirit’ – outlines the beliefs we stand for and the four key behaviours enabling our strategy and purpose. The Vodafone Spirit is the catalyst for change, underpinning the successful and sustainable delivery of our transformation. This year we focused on embedding Spirit at the individual, team, leader and organisation level. At the start of the financial year, we launched a survey called ‘Spirit Beat’ to replace our annual employee survey. We use Spirit Beat surveys to measure our culture and its impact. The results – shown in the table below – show a strong adoption of the Spirit beliefs and behaviours. In the second survey undertaken in January 2021, scores remained relatively consistent in a time of unprecedented change. The scores also outlined strengths and areas of focus to embed our culture further. Our Spirit Beat surveys are conducted using artificial intelligence and the results are used to encourage the adoption of our Spirit behaviours. Following completion and based on confidential survey responses, all employees receive automated and personalised coaching tips called ‘nudges’ over a 20-week period, to support behaviour change and the creation of new habits. These personalised nudges create a continuous feedback loop and over 750,000 nudges have been sent to employees so far. Subsequent analysis has shown the value of these nudges: 71% of colleagues found nudges useful, and data shows that teams with managers who embraced the Vodafone Spirit had a higher Spirit Index (+13) and employee engagement score (+15) compared to managers who did not. Spirit Beat surveys 2021 2020 Earn customer loyalty 72 74 Experiment, learn fast 77 78 Create the future 75 75 Get it done, together 76 77 Overall Spirit index1 75 76 Response rate 86% 84% Note: 1. The overall Spirit index reflects the average of the four Spirit behaviour scores. Insights from our Spirit Beat surveys have informed our approach as we plan the next phase of embedding the Vodafone Spirit within our culture. We will continue to use AI-driven nudges and reinforce Spirit behaviours through our reward and recognition tools. We are embedding Spirit into our performance development approach to help us attract, retain and develop future talent to deliver our strategy, and are refreshing our global leadership development suite to support leaders to role-model Spirit behaviours. Aligned with Spirit, a new leadership assessment will be introduced to support leadership selection and we will continue to activate Spirit through Future Ready ways of working such as remote hiring and hybrid working. Our senior leadership are accountable for our culture transformation. The Board has monitored the launch and progress of Spirit, and our Executive Committee is regularly involved in discussions on survey results and actions. As leadership is essential for driving the transformation, we have invested in developing inclusive leaders who drive growth and innovation, act as role models, coach and empower teams, and lead with Spirit behaviours. In June 2020, we launched a leadership programme called the Senior Leadership Team (‘SLT’) Spirit Accelerator for 277 of our senior leaders. This consisted of a series of leadership talks on the topics of resilience, psychological safety, adaptability, the future of work and growth mindset, as well as coaching delivered through a digital platform. Agile and efficient operating model During the year, we have worked to simplify our operating model, leveraging our global scale. We initiated one of our largest ever organisational changes to accelerate our transformation into a new generation connectivity and digital services provider for Europe and Africa. This consists of three major initiatives, effective from 1 April 2021: – – Product operating model: We will establish a simplified and unified approach to product development, to shorten the time between idea creation of new products and launch. The new model will help us to leverage our scale when bringing innovative products to market and scale them across our footprint faster. – – Technology operating model: We will create one integrated European network and IT/digital team across the Group, to drive efficiency, increase speed of execution, standardise key processes, and codify the best solutions for implementation across all of our markets. – – Customer operations model: To prevent duplication in the creation of digital tools to serve our customers, we will move to common digital platforms across our entire footprint to deliver a consistent experience. Our transformation has provided a critical opportunity to embed Spirit more deeply into our operating model, organisation, and ways of working. As we have accelerated our transformation, we have codified the critical enablers of successful strategy execution, building on the results of the McKinsey Execution Excellence survey sent to 1,193 senior leaders from Vodafone. Vodafone scored above the benchmark in all areas, and together with structured leadership interviews and best practice sharing, the survey has provided us with the data and insights to define key success metrics for execution excellence. We also continued to build an agile culture in order to accelerate our digital transformation, simplify our ways of working and enable quick and insight-led decision-making. We made good progress on implementing our new digital operating model, with 67 active tribes and 441 squads in 13 different markets. Lastly, to support our transformation into Europe’s leading connectivity provider, we integrated the Liberty Global organisations and people in Germany and central eastern Europe, as well as AbCom in Albania following recent acquisitions. We also successfully established Vantage Towers, our European tower company which listed on the Frankfurt stock exchange in March 2021. Our people strategy 21 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Diverse talent and future ready skills As we evolve our operating model and execute our strategy, we have focused on developing diverse talent for the future, and accelerating reskilling and upskilling at scale. This year, we created talent and succession pools for our most senior roles, as well as a pool for our female talent. These pools are reviewed and updated at the annual Executive Committee talent review and are considered by the Board. The transformation into a new generation connectivity and digital services provider requires new skills and capabilities in our organisation, such as software engineering, automation and data analysis. To develop future skills at scale, we ran a skills transformation pilot in Italy, involving 10 functions, and more than 4,600 people (86% of local headcount). The results were encouraging, showing that there are almost as many future opportunities as there are roles that will change, highlighting the need for reskilling and upskilling programmes at scale. As part of the Italy pilot, we have successfully reskilled 2,000 people to date, of whom 115 have been redeployed to new roles. Through the pandemic, we have also prioritised reskilling for those whose roles were paused during lockdowns, such as retail employees reskilling as call support staff. We have also continued to support the personal and professional growth of our people through the pandemic by moving all of our learning initiatives online. During the year, 85% of employees completed non-mandatory training during the year, with an average of 2.8 hours per month (including the skills transformation pilot in Italy). During the year, we invested an average of €470 into training for each employee to build future capabilities. We continue to accelerate our skills transformation programme and will shortly launch a new tool which allows employees to update their skills profiles. This new functionality will help us measure and validate proficiency levels, as well as support our new global mentoring tool. We are targeting an 80% completion rate for our new skills profiles and a year-on-year increase in employees completing non-mandatory training. To execute our strategy and bring our purpose to life, we also invested in youth hiring (6,974 hires, of which 757 graduates) whilst providing digital learning experiences to 30,601 young people, through local work experience programmes and initiatives. To attract, engage and retain diverse talent, we launched our new Employer Value Proposition “Together We Can” in March 2021, bringing our culture and purpose to life for candidates and employees. Digital and personalised experience Our people experience is informed by employee insights and guided by our culture. Ensuring employees are excited about the opportunities our transformation brings and placing them at the heart of the change is critical to drive our strategy at pace. Future ready framework This year, we introduced our future ready framework as an immediate response to the pandemic and began to rethink future ways of working. The framework is based on the outcomes of internal and external research, including two internal surveys, a business customer survey, 70 interviews and almost 100 video diaries, alongside the analysis of internal data and external trends. The data confirmed that our office- based employees, while missing the social office connection, strongly support increased adoption of remote working, and our leaders foresee their teams using office spaces to collaborate rather than for individual work. At the same time, we observed sustained levels of productivity. As a result, we have introduced further flexibility to our working practices through new policies issued in March 2021. Our remote working policy sets global standards for new hybrid ways of working including an average split between remote and in-office working of 60:40 (depending on the specific role). Where appropriate, our remote hiring policy will also allow our teams to source skills irrespective of location. We recognise that effective hybrid ways of working require new technology and policies. We have deployed digital collaboration and time management tools, such as Microsoft Teams and MyAnalytics, and introduced meeting guidelines to reduce meeting duration by 25%. We have also started to reimagine how we will use our offices going forward, with the target of having approximately 80% of our office space dedicated to collaboration and co-creation. We have initiated pilots in offices in the Czech Republic and UK, leveraging our own IoT technology tracking how office space is used, as well as room booking. We maintained strong relationships with the workers councils and unions, with approximately 22,000 people covered by collective bargaining agreements globally. This year, we reached several agreements with the unions as we began to shape the future of work. For example, in Italy, employees will work between 60-80% remotely post-COVID depending on their role and have guaranteed rights to disconnect during non-working hours. Pulse surveys We place significant importance on listening to the feedback of our colleagues. During the year we ran six pulse surveys to listen to employee feedback and used the results to inform our COVID-19 response plans. Pulse surveys Nov 2020 Sept 2020 July 2020 April 20201 April 20201 April 20201 How are you feeling? 74 76 76 76 75 73 Support you need to do your job effectively? 82 83 83 85 84 85 Connected to your team? 79 81 81 84 84 83 Response rate 64% 59% 57% 62% 60% 55% Note: 1. During the early stages of the pandemic, we ran a number of pulse surveys to regularly check in with our employees. Pay, benefits and wellbeing As part of our people experience, we continued to ensure pay, benefits, and wellbeing propositions are competitive and fair. We have simplified our reward approach to encourage collective performance and increased focus on recognition, launching our peer-to-peer recognition tool ‘Thank You’ (with 30,864 awarded during the year) and increasing the available budget for Vodafone Stars, our cash recognition programme. We also continued to apply our Fair Pay principles across all markets, working with the Fair Wage Network to ensure a good standard of living in each market. We remained focused on physical and mental wellbeing, with a variety of training and services available in each market. In the UK, we moved onsite medical services to online, including GP and Cognitive Behavioural Therapy (‘CBT’) services. Provision of employee assistance programmes and psychological support services continued to grow, particularly in Italy, Albania, Romania, as well our shared service centres in Romania and Hungary. Digital tools Our people experience and strategy execution is powered by our digital tools and systems. We have established SuccessFactors as the single foundational platform and integrated new tools and apps such as Humu for Spirit Beat, DocuSign, our diversity data profile page, and domestic violence portal. To effectively support the transformation, we kicked off the “future ready HR” programme aiming to build a more digital and agile HR team. We have started to experiment with new solutions in our markets, such as a new digital onboarding process in Spain, and we will continue to implement advanced digital tools to support reskilling at scale, strategic workforce planning and recruiting. Strategic review (continued) Governance Financials Other information 22 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report

Our financial performance Group financial performance FY211 €m FY20 €m Reported change % Revenue 43,809 44,974 (2.6) – – Service revenue 37,141 37,871 (1.9) – – Other revenue 6,668 7,103 Operating profit 5,097 4,099 24.3 Non-operating expense – (3) Investment income 330 248 Financing costs (1,027) (3,549) Profit before taxation 4,400 795 Income tax expense (3,864) (1,250) Profit / (loss) for the financial year 536 (455) Attributable to: – – Owners of the parent 112 (920) – – Non-controlled interests 424 465 Profit/(loss) for the financial year 536 (455) Basic earnings/(loss) per share 0.38c (3.13)c Notes: 1. The FY21 results reflect average foreign exchange rates of €1:£0.89, €1:INR 86.60, €1:ZAR 19.04, €1:TRY 8.58 and €1: EGP 18.44. – – Total revenue declined by 2.6% to €43.8 billion (FY20: €45.0 billion), as our good underlying momentum and the benefit from the acquisition of Liberty Global’s assets in Germany and Central and Eastern Europe was offset by lower revenue from roaming, visitors and handset sales, adverse foreign exchange movements and the disposal of Vodafone New Zealand. – – Operating profit increased by 24.3% to €5.1 billion (FY20: €4.1 billion). Compared to the prior year period, we recognised lower gains on disposals, no impairment losses, and we no longer recognised Vodafone’s share of losses related to Vodafone Idea following the write down of the asset to nil in FY20. – – Cash inflow from operating activities decreased by 0.9% to €17.2 billion (FY20: €17.4 billion). – – Income tax expense increased by €2.6 billion, primarily due to a non-cash charge of €2.8 billion following a decrease in the carrying value of deferred tax assets. – – Total dividends per share are 9.0 eurocents (FY20: 9.0 eurocents), including a final dividend per share of 4.5 eurocents. The ex-dividend date for the final dividend is 24 June 2021 for ordinary shareholders, Resilient performance, in line with our expectations the record date is 25 June 2021 and the dividend is payable on 6 August 2021. All amounts marked with an “*” represent organic growth, which presents performance on a comparable basis, including merger and acquisition activity and foreign exchange rates. Organic growth is a non-GAAP measure that is presented to provide readers with additional financial information and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. Read more about non-GAAP measures on page 217 23 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Our financial performance (continued) Germany: 31% of Group service revenue FY21 €m FY20 €m Reported change % Organic change* % Total revenue 12,984 12,076  7.5 Service revenue 11,520 10,696  7.7 0.5  Other revenue 1,464 1,380  Adjusted EBITDA 5,634 5,077  11.0 1.8 Adjusted EBITDA margin 43.4% 42.0% Reported total revenue increased by 7.5% to €13.0 billion, primarily reflecting the consolidation of the acquired Liberty Global assets for the full year. On an organic basis, service revenue grew by 0.5%* (Q3: 1.0%*, Q4: 1.2%*), with growth across all customer segments in the second half of the year. Growth was supported by good customer and ARPU growth, a strong performance in Business fixed and higher variable usage revenue during the COVID-19 lockdown, offset by lower roaming, visitor and wholesale revenue. The year-on-year impact from the decline in roaming and visitor revenue was -1.0 percentage points (Q3: -1.0 percentage points, Q4: -0.5 percentage points). Retail service revenue grew by 1.1%* (Q3: 1.5%*, Q4: 1.8%*). Fixed service revenue grew by 1.4%* (Q3: 1.4%*, Q4: 1.4%*). This was driven by customer base and ARPU growth, higher variable usage during the pandemic and growing demand for new services, such as cloud & security. Business fixed service revenue grew strongly by 9.8%* in FY21. We added 301,000 cable customers in the year, including 140,000 migrations from legacy broadband DSL. Almost half of our cable broadband customer base now subscribes to speeds of at least 250Mbps, and gigabit speeds are now available to 22.4 million households across FY21 geographic performance summary Germany €m Italy €m UK €m Spain €m Other Europe €m Vodacom €m Other Markets €m Common Functions €m Eliminations €m Group €m Total revenue (€m) 12,984 5,014 6,151 4,166 5,549 5,181 3,765 1,368 (369) 43,809 Service revenue (€m) 11,520 4,458 4,848 3,788 4,859 4,083 3,312 470 (197) 37,141 Adjusted EBITDA (€m) 5,634 1,597 1,367 1,044 1,760 1,873 1,228 (117) Adjusted EBITDA margin (%) 43.4% 31.9% 22.2% 25.1% 31.7% 36.2% 32.6% (8.6)% FY21 Service revenue growth % Q1 Q2 H1 Q3 Q4 H2 Total Germany 25.4 6.9 15.4 1.0 1.2 1.1 7.7 Italy (6.5) (7.9) (7.2) (7.8) (8.8) (8.3) (7.8) UK (3.2) (0.8) (2.0) (5.1) (4.4) (4.7) (3.4) Spain (6.9) (1.8) (4.4) (0.9) (2.2) (1.5) (3.0) Other Europe 3.8 (1.9) 0.8 (4.0) – (2.0) (0.6) Vodacom (11.9) (12.3) (12.1) (9.1) (1.2) (5.3) (8.7) Other Markets (18.9) (15.1) (17.0) (9.5) (6.1) (7.8) (12.8) Group 1.3 (2.5) (0.7) (3.9) (2.4) (3.1) (1.9) FY21 Organic service revenue growth %* Q1 Q2 H1 Q3 Q4 H2 Total Germany – (0.1) (0.1) 1.0 1.2 1.1 0.5 Italy (6.5) (8.0) (7.2) (7.8) (7.8) (7.8) (7.5) UK (1.9) (0.5) (1.2) (0.4) (0.6) (0.5) (0.8) Spain (6.9) (1.8) (4.4) (1.1) (1.3) (1.2) (2.8) Other Europe (3.1) (1.8) (2.4) (0.7) (0.2) (0.4) (1.4) Vodacom 1.5 3.2 2.3 3.3 7.3 5.3 3.9 Other Markets 9.1 9.0 9.0 12.3 13.1 12.7 10.8 Group (1.3) (0.4) (0.8) 0.4 0.8 0.6 (0.1) our network. Our total broadband customer base increased by 161,000 to 10.9 million despite the majority of our retail stores being closed for four months during the year due to the COVID-19 pandemic, including during most of Q4. Our TV customer base declined by 236,000 reflecting lower retail activity during the COVID-19 pandemic. During the year, we launched a harmonised portfolio across all homes in Germany, aligning our sales activities and brought Vodafone TV to the Unitymedia footprint. We also launched the ‘DAZN’ Pay-TV channel and our new Apple set-top box product during the year. The full benefit from these actions was not visible in our commercial results due to lockdown restrictions affecting retail activity. Our converged propositions, led by ‘GigaKombi’, allow customers to combine their mobile, landline, broadband and TV subscriptions for one monthly fee. Our converged customer base continued to grow, with 130,000 Consumer additions during the year. We now have over 1.6 million Consumer converged accounts. Mobile service revenue declined by 0.7%* (Q3: 0.5%*, Q4: 0.9%*) mainly due to the reduction in roaming, visitor and wholesale revenue. Service revenue grew in the second half of the year, supported by higher variable usage and increased demand from business customers, particularly in the public and health sectors. We added 317,000 contract customers during the year, supported by the migration of 187,000 Unitymedia mobile customers onto our network. Contract churn improved by 0.8 percentage points year-on-year to 11.8%. We also added 437,000 prepaid customers, supported by our online-only proposition, ‘CallYa Digital’. We added a further 5.9 million IoT connections during the year, supported by a strong demand from SMEs. Governance Financials Other information 24 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report

In April 2021, we became the first operator in Europe to launch a standalone 5G network. This enables higher speeds, enhanced reliability and ultra-low latency, in addition to using 20% less energy on customers’ devices. Adjusted EBITDA grew by 1.8%* as the benefit synergy delivery and ongoing cost efficiencies were partially offset by a -1.5 percentage point year-on-year impact from lower roaming and visitors, and lower wholesale revenue. The adjusted EBITDA margin was 0.4* percentage points higher year-on-year and was 43.4%. We have continued to make good progress on integrating Unitymedia, with the rebranding, harmonisation of our internet & TV portfolio, and the organisational integration completed during the year. We are eight months ahead of plan with respect to our cost and capital expenditure synergy targets and remain on track to deliver the remaining synergies. Italy: 12 % of Group service revenue FY21 €m FY20 €m Reported change % Organic change* % Total revenue 5,014 5,529  (9.3) Service revenue 4,458 4,833  (7.8) (7.5) Other revenue 556 696  Adjusted EBITDA 1,597 2,068  (22.8) (12.7) Adjusted EBITDA margin 31.9% 37.4% Reported total revenue decreased by 9.3% to €5.0 billion, driven by continued price competition in the mobile market, as well as lower roaming, visitor and equipment revenue. On an organic basis, service revenue declined by 7.5%* (Q3: -7.8%*, Q4: -7.8%*). The year-on-year impact from the decline in roaming and visitor revenue was -2.1 percentage points (Q3: -1.9 percentage points, Q4: -1.2 percentage points). Mobile service revenue declined 10.5%* (Q3: -10.7%*, Q4: -9.3%*) reflecting lower roaming and visitor revenue, a reduction in the active prepaid customer base year-on-year, which began to stabilise in Q4, and price competition in the value segment. Market mobile number portability (‘MNP’) volumes were approximately 20% lower year-on-year, reflecting retail lockdowns. Our second brand ‘ho.’ continued to grow, with 662,000 net additions during the year and now has 2.5 million customers. Quarterly net additions slowed in Q4, although returned to growth towards the end of the quarter. During the year, we signed mobile wholesale agreements with PostePay and Digi. We will start to migrate PostePay customers onto our network in the first quarter of FY22. Fixed service revenue grew by 1.4%* (Q3: 1.1%*, Q4:-3.8%*) driven by 90,000 broadband customer additions. In total, we now have almost 3.0 million broadband customers. The quarter-on-quarter slowdown in Q4 service revenue trends reflected higher Business project revenue in the prior year. However, Business demand was strong overall, supported by our NPS leadership and now represents approximately 40% of fixed revenue. Our total Consumer converged customer base is now 1.2 million (39% of our broadband base), an increase of 105,000 during the year. Through our own next generation network and partnership with Open Fiber, our broadband services are now available to 8.4 million households. We also cover 3.4 million households with fixed-wireless access, offering speeds of up to 100Mbps. Adjusted EBITDA declined by 12.7%* reflecting a -4.0 percentage point year-on-year impact from lower roaming and visitors, and lower service revenue, partially offset by continued good cost control. The adjusted EBITDA margin was 1.3* percentage points lower year-on-year and was 31.9%. UK: 13 % of Group service revenue FY21 €m FY20 €m Reported change % Organic change* % Total revenue 6,151 6,484  (5.1) Service revenue 4,848 5,020  (3.4) (0.8)  Other revenue 1,303 1,464  Adjusted EBITDA 1,367 1,500  (8.9) (7.3)  Adjusted EBITDA margin 22.2% 23.1% Reported total revenue decreased by 5.1% to €6.2 billion, primarily due to the depreciation of the local currency versus the euro, and lower roaming, visitor and equipment revenue. On an organic basis, service revenue decreased by 0.8%* (Q3: -0.4%*, Q4: -0.6%*) as good customer base growth and strong Business demand, was offset by lower roaming, visitor and incoming revenue. The year-on-year impact from the decline in roaming and visitor revenue was -2.4 percentage points (Q3: -2.3 percentage points, Q4: -1.5 percentage points). Mobile service revenue declined 3.3%* (Q3: -3.6%*, Q4: -1.8%*), as lower roaming, visitor and incoming revenue offset good customer base growth. During the year, we maintained our good commercial momentum, supported by a significant shift in sales mix, with digital sales growing significantly to 39%. We also benefited from Business demand, strong iPhone sales, and improved customer loyalty. Contract churn improved 1.1 percentage point year-on-year to 13.0%. In total, we added 219,000 customers to our mobile contract base in FY21. Our digital sub-brand ‘VOXI’ also continued to grow strongly, with 176,000 customers added during the year, supported by the launch of new propositions. Fixed service revenue grew by 5.6%* (Q3: 7.9%*, Q4: 2.2%*) and our commercial momentum remained strong with 192,000 net customer additions during the year. The quarter-on-quarter slowdown in Q4 was driven by the lapping of strong Business fixed performance in the prior year and lower wholesale revenue. In March, we launched Vodafone ‘Pro Broadband’ which combines fixed and mobile connectivity to provide ‘unbreakable’ connectivity. Pro Broadband customers also benefit from super Wi-Fi and dedicated customer support. We now have 911,000 broadband customers, of which 459,000 are converged. Business demand for our SME and corporate products remained strong, including productivity and security solutions. Adjusted EBITDA decreased by 7.3%* reflecting the year-on-year impacts from lower roaming and visitors of -4.8 percentage points and a prior year one-off licence fee settlement of -4.6 percentage points. Excluding these we continued to grow adjusted EBITDA, supported by strong cost control, with operating expenses 7.5% lower year-on-year. Our adjusted EBITDA margin was 1.1* percentage points lower year-on-year at 22.2%. To support our continued investment in our networks, products and services, we announced that an annual price increase of Consumer Price Index plus 3.9% will be applied to all broadband and mobile contracts signed from 9 December 2020, taking effect from April 2021. In March 2021, we acquired 40MHz of spectrum in the 3.6GHz band for next-generation 5G mobile services at a cost of €206 million. The new spectrum acquired will enable us to significantly expand 5G network capacity to meet the growing demand for fast, reliable, high-quality data services. 25 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Our financial performance (continued) Spain: 10% of Group service revenue FY21 €m FY20 €m Reported change % Organic change* % Total revenue 4,166 4,296 (3.0) Service revenue 3,788 3,904 (3.0) (2.8) Other revenue 378 392 Adjusted EBITDA 1,044 1,009 3.5 3.4 Adjusted EBITDA margin 25.1% 23.5% Reported total revenue decreased by 3.0% to €4.2 billion, primarily due to lower roaming and visitor revenue and other COVID-19 related impacts. On an organic basis, service revenue declined by 2.8%* (Q3: -1.1%*, Q4: -1.3%*) reflecting price competition in the market and lower roaming and visitor revenue. The year-on-year impact from the decline in roaming and visitor revenue was -2.0 percentage points (Q3: -1.7 percentage points, Q4: -1.1 percentage points). The service revenue slowdown quarter-on- quarter mainly reflected a change in premium calling regulation. In mobile, we are competing effectively across all segments, and grew our contract customer base by 70,000, despite the market remaining highly competitive following the easing of restrictions in the second half of the year and an increase in mobile number portability. Mobile contract churn decreased 1.0 percentage points year-on-year to 20.2% reflecting our continued focus on improving customer loyalty. Our second brand ‘Lowi’ added 236,000 customers during the year and now has a total base of 1.2 million. Our broadband customer base increased by 21,000 despite our more-for-more pricing actions, and higher competitive intensity during the second half of the year. We added 109,000 customers to our NGN network as customers continued to transition to higher-speed plans. Our extensive library of movies and TV series, as well as our new ‘boxless’ TV app proposition, supported continued good customer growth in TV with 156,000 customers added during the year. Adjusted EBITDA grew by 3.4%* and the adjusted EBITDA margin was 1.5* percentage points higher year-on-year at 25.1%. The growth in EBITDA reflects lower commercial and football content costs, and a 5.8% reduction in operating expenses, partially offset by a -5.7 percentage point year-on-year impact from lower roaming and visitors. Other Europe: 13% of Group service revenue FY21 €m FY20 €m Reported change % Organic change* % Total revenue 5,549 5,541  0.1 Service revenue 4,859 4,890  (0.6) (1.4) Other revenue 690 651  Adjusted EBITDA 1,760 1,738  1.3 (0.5) Adjusted EBITDA margin 31.7% 31.4% Total revenue increased by 0.1% to €5.5 billion, primarily reflecting the consolidation of the acquired Liberty Global assets in Central Eastern Europe for a full year, offset by lower roaming and visitor revenue and the disposal of Vodafone Malta in the prior year. On an organic basis, service revenue declined by 1.4%* (Q3: -0.7%*, Q4: -0.2%*), as growth in Portugal, Czech Republic, and Hungary was offset by declines in Ireland, Greece and Romania. The decline in service revenue was driven by lower roaming and visitor revenue, lower prepaid top-ups (notably in Greece), and increased competition in some markets. The year-on-year impact from the decline in roaming and visitor revenue was -2.0 percentage points (Q3: -1.8 percentage points, Q4: -1.3 percentage points). In Portugal, service revenue grew as mobile contract and fixed base growth was partially offset by lower roaming and visitor revenue. During the year, we added 62,000 mobile contract customers and 71,000 fixed broadband customers. Almost a third of our broadband customer base is converged. In Ireland, service revenue declined reflecting lower roaming and visitor revenue and higher competitive intensity, partially offset by the successful launch of unlimited Consumer mobile data tariffs. During the year, our mobile contract customer base increased by 68,000 and mobile contract churn improved 0.6 percentage point year-on-year to 9.9%. Service revenue in Greece declined, reflecting lower roaming, visitor and prepaid revenue and higher promotional intensity during the COVID-19 pandemic, partially offset by strong fixed demand, notably from business customers. Mobile contract churn improved 1.8 percentage point year-on-year to 9.3%. Adjusted EBITDA declined by 0.5%*, including a -4.4 percentage point year-on-year impact from lower roaming and visitors. The adjusted EBITDA margin increased by 0.2* percentage points and was 31.7%. We have continued to make good progress on integrating the assets acquired from Liberty Global in Central Eastern Europe and we remain on track to deliver our targeted synergies. Governance Financials Other information 26 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report

Vodacom: 11% of Group service revenue FY21 €m FY20 €m Reported change % Organic change* % Total revenue 5,181 5,531 (6.3) Service revenue 4,083 4,470 (8.7) 3.9 Other revenue 1,098 1,061 Adjusted EBITDA 1,873 2,088 (10.3) 2.9 Adjusted EBITDA margin 36.2% 37.8% Reported total revenue decreased by 6.3% to €5.2 billion and reported adjusted EBITDA decreased by 10.3%, primarily due to the depreciation of the local currencies versus the euro. On an organic basis, Vodacom’s total service revenue grew 3.9%* (Q3: 3.3%*, Q4: 7.3%*) as good growth in South Africa was partially offset by revenue pressure in Vodacom’s international operations due to macroeconomic pressure and the zero-rating of person-to-person M-Pesa transfers for most of the year. The quarter-on-quarter improvement in growth in Q4 reflected stronger growth in South Africa and an acceleration in Vodacom’s international markets as M-Pesa service fees normalised across all markets from January 2021. In South Africa, service revenue growth achieved a 10-year high, as the business benefited from higher demand for voice, data and financial services, and an increase in consumer discretionary spend as a result of government measures and social grants during the COVID-19 pandemic. We added 133,000 contract customers, supported by strong growth in Business connectivity as remote working and mobile broadband demand increased. We also added 2.5 million prepaid customers supported by our successful ‘Shake-off’ summer campaign and new behavioural loyalty programme launched during the second half of the year. Data traffic increased by c.60% year-on-year, and 45% of our customer base is now using data services. Our ‘ConnectU’ platform continues to promote digital inclusion via zero-rated access to a wide range of websites, including job portals and online learning platforms, with total unique users reaching 15.5 million at year end. Financial Services customers in South Africa increased by 15.4% to 13.3 million, reflecting our strong execution and the ongoing expansion of our service offerings. In January 2021, we announced an expanded wholesale agreement with Cell-C for its mobile contract and mobile broadband customers to roam on our network. In Vodacom’s international markets, service revenue slightly declined, reflecting economic pressure, the disruption to our commercial activities during the COVID-19 pandemic, the zero-rating of person-to-person M-Pesa transfers in DRC, Mozambique, and Lesotho, and the impact of service barring in Tanzania due to biometric registration compliance. There was a significant improvement in trends in the second half of the year, driven by the reinstatement of person-to-person M-Pesa transfer fees across all markets and improved commercial momentum. Digital adoption across Vodacom’s international markets accelerated. M-Pesa transaction value increased by 28.4%, while M-Pesa revenue as a share of total service revenue increased by 1.6 percentage points to 20.9%, and 52% of our customer base is now using data services. Vodacom’s adjusted EBITDA increased by 2.9%* as growth in South Africa was partially offset by revenue pressure in Vodacom’s international operations, notably in the first half of the year. The adjusted EBITDA margin was 1.3* percentage points lower year-on-year, partly driven by 5G roaming investment in South Africa. The adjusted EBITDA margin was 36.2%. Other Markets: 9% of Group service revenue FY21 €m FY20 €m Reported change % Organic change* % Total revenue 3,765 4,386 (14.2) Service revenue 3,312 3,796 (12.8) 10.8 Other revenue 453 590 Adjusted EBITDA 1,228 1,400 (12.3) 8.5 Adjusted EBITDA margin 32.6% 31.9% Reported total revenue decreased by 14.2% to €3.8 billion, primarily due to the depreciation of the local currencies versus the euro and the disposal of Vodafone New Zealand in the prior year. On an organic basis, service revenue increased by 10.8%* (Q3: 12.3%*, Q4: 13.1%*), driven by customer base growth and increased demand for data across our markets. The year-on-year impact from the decline in roaming and visitor revenue was -1.5 percentage points (Q3: -1.0 percentage points, Q4: -0.5 percentage points). Service revenue in Turkey grew ahead of inflation, reflecting strong customer contract ARPU growth and increased demand for mobile data and fixed broadband. Mobile contract customer additions were 1.1 million during the year – the highest amongst any of our markets – supported by migrations from prepaid customers. Contract churn improved by 3.3 percentage points year-on-year to 19.3%. Service revenue in Egypt also grew ahead of inflation, supported by customer base growth and increased data usage, partially offset by lower roaming and visitor revenue. During the year, we added 402,000 mobile contract customers and 1.1 million prepaid mobile customers. Mobile contract churn in Egypt was the lowest in the entire Group at 6.5%. Adjusted EBITDA increased by 8.5%* and the adjusted EBITDA margin decreased by 0.7* percentage points. This reflected strong revenue growth and operating efficiencies in Turkey, offset by the lapping of a prior year settlement and the impact of the temporary zero-rating of e-money transaction fees in Egypt. The adjusted EBITDA margin was 32.6%. In November 2020, we announced that Vodafone Egypt had acquired 40MHz of 2.6Ghz spectrum, with a 10-year licence through to 2030. The spectrum will enable us to significantly expand network capacity to meet growing demand for reliable, high quality voice and data services. In December 2020, we announced that discussions with Saudi Telecom Company in relation to the sale of Vodafone’s 55% shareholding in Vodafone Egypt had been terminated. Vodafone Egypt has a strong market position in an attractive market and generates a strong return on capital employed, in excess of its local cost of capital. We are committed to retaining our presence in Egypt. 27 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Our financial performance (continued) Safaricom Associate (Kenya) Safaricom service revenue declined by 0.3%* (Q3: 1.6%*, Q4: 6.4%*) due to depressed economic activity and the zero-rating of some M-Pesa services in the first half of the year. The quarter-on-quarter improvement in Q4 was driven by an increase in M-Pesa revenue as service fees normalised and higher demand for fixed broadband. Vodafone Idea Limited Joint Venture (India) In October 2019, the Indian Supreme Court gave its judgement in the Union of India v Association of Unified Telecom Service Providers of India case regarding the interpretation of adjusted gross revenue (‘AGR’), a concept used in the calculation of certain regulatory fees. Vodafone Idea was liable for very substantial demands made by the Department of Telecommunications (‘DoT’) in relation to these fees. Based on submissions of the DoT in the Supreme Court proceedings (which the Group is unable to confirm as to their accuracy), Vodafone Idea reported a total estimated liability of INR 654 billion (€7.6 billion) excluding repayments and including interest, penalty and interest on penalty up to 30 June 2020. On 17 February, 20 February, 16 March and 16 July 2020, Vodafone Idea made payments totalling INR 78.5 billion (€0.9 billion) to the DoT. In September 2020, the Supreme Court of India directed that telecom operators make payment of 10% of the total dues by 31 March 2021 and thereafter repay the balance, along with 8% interest, in 10 annual instalments. Vodafone Idea Limited (‘Vodafone Idea’) recorded losses for each of the six month periods ended 30 September 2019, 31 March 2020 and 30 September 2020, respectively. For the six months ended 30 September 2019, the Group recognised its share of estimated Vodafone Idea losses arising from both its operating activities and those in relation to the AGR judgement. The Group has no obligation to fund Vodafone Idea, consequently the Group’s recognised share of losses in the six months ended 30 September 2019 was limited to the remaining carrying value of Vodafone Idea which was therefore reduced to €nil at 30 September 2019; no further losses have been recognised by the Group. As part of the agreement to merge Vodafone India and Idea Cellular in 2017, the parties agreed a mechanism for payments between the Group and Vodafone Idea pursuant to the crystallisation of certain identified contingent liabilities in relation to legal, regulatory, tax and other matters, and refunds relating to Vodafone India and Idea Cellular. Cash payments or cash receipts relating to these matters must have been made or received by Vodafone Idea before any amount becomes due from or owed to the Group. Any future payments by the Group to Vodafone Idea as a result of this agreement would only be made after satisfaction of this and other contractual conditions. The Group’s potential exposure under this mechanism is now capped at INR 64 billion (€747 million). See note 29 ‘Contingent liabilities and legal proceedings’ to the consolidated financial statements for further information. Vodafone Hutchison Australia / TPG Telecom Limited Joint Venture (Australia) In July 2020, Vodafone Hutchison Australia Pty Limited (‘VHA’) and TPG Telecom Limited (‘TPG’) completed their merger to establish a fully integrated telecommunications operator in Australia. The merged entity was admitted to the Australian Securities Exchange (‘ASX’) on 30 June 2020 and is known as TPG Telecom Limited. Vodafone and Hutchison Telecommunications (Australia) Limited each own an economic interest of 25.05% in the merged unit. Associates and joint ventures FY21 €m FY20 €m VodafoneZiggo Group Holding B.V. (232) (64) Indus Towers Limited 274 19 Safaricom Limited 217 247 Vodafone Idea Limited – (2,546) Other 83 (161) Share of results of equity accounted associates and joint ventures 342 (2,505) VodafoneZiggo Joint Venture (Netherlands) The results of VodafoneZiggo (in which Vodafone owns a 50% stake) are reported here under US GAAP, which is broadly consistent with Vodafone’s IFRS basis of reporting. Total revenue grew 1.6% (Q3: 0.5%, Q4: 1.8%) to €4.0 billion. This reflected mobile contract customer base growth and strong Business fixed demand, partly offset by lower roaming, visitor and handset revenue. During the year, VodafoneZiggo added 262,000 mobile contract customers, supported by the successful ‘Runners’ campaign and higher demand from businesses. Strong Business fixed performance was supported by an increase in the customer base, as well as higher demand for unified communications and remote-working solutions. The number of converged households increased by 81,000, with 44% of broadband customers and 71% of all B2C mobile customers now converged, delivering significant NPS and churn benefits. VodafoneZiggo was the first operator to launch a nationwide 5G network in the Netherlands and also completed its analogue TV switch-off during April 2021. VodafoneZiggo now offers 1 gigabit speeds to more than 3.1 million homes and is on track to provide nationwide coverage in 2022. During the year, Vodafone received €209 million in dividends from the joint venture, as well as €43 million in interest payments. The joint venture also drew down an additional €104 million shareholder loan from Vodafone to fund spectrum licences acquired in July 2020. Indus Towers Associate (India) In November 2020, we announced that the merger of Indus Towers Limited (‘Indus Towers’) and Bharti Infratel Limited (‘Bharti Infratel’) had completed. The merged company is listed on the National Stock Exchange of India and the Bombay Stock Exchange and was renamed Indus Towers Limited following the merger. Vodafone was issued with 757.8 million shares in the merged company in exchange for its 42% shareholding in Indus Towers and this is equivalent to a 28.1% shareholding in the combined company. Indus Towers is classified as held for sale at 31 March 2021 in the consolidated statement of financial position. The Group’s interest in Indus Towers has been provided as security against certain bank borrowings secured against Indian assets and partly to the pledges provided to the new Indus Towers entity under the terms of the merger between erstwhile Indus Towers and Bharti Infratel. Governance Financials Other information 28 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report

Net financing costs FY21 €m  FY20 €m  Reported change % Investment income 330 248 Financing costs (1,027) (3,549) Net financing costs (697) (3,301) 78.9 Adjustments for: Mark-to-market (gains)/losses (1,091) 1,128 Foreign exchange losses 23 205 Adjusted net financing costs1 (1,765) (1,968) 10.3 Note: 1. Adjusted net financing costs is a Non-GAAP measure. Adjusted net financing costs exclude mark-to-market and foreign exchange gains/losses. This metric is used by both management and the investor community. The FY20 adjusted net financing costs has been aligned to the FY21 presentation which no longer excludes lease interest. This increased adjusted net financing costs for FY20 by €330 million. Net financing costs decreased by €2.6 billion, primarily due to mark-to- market gains of €1.1 billion (compared to losses of €1.1 billion in FY20). This was driven by a higher share price, causing a gain on options held relating to €3.8 billion of mandatory convertible bonds. Adjusted net financing costs decreased reflecting net favourable interest movements on borrowings in relation to foreign operations. Taxation FY21 %  FY20 %  Change pps Effective tax rate 87.8% 157.2% (69.4) The Group’s effective tax rate for the year ended 31 March 2021 was 87.8%. The Group’s effective tax rate for both years includes the following items: a €2,827 million charge (2020: €346 million credit) for the utilisation of losses in Luxembourg which arises from an increase (2020: decrease) in the valuation of investments based upon local GAAP financial statements and tax returns. The increase in the current year was principally driven by increases in the value of our operating businesses, listed associates and joint ventures. These items change the total losses we have available for future use against our profits in Luxembourg and neither item affects the amount of tax we pay in other countries. The Group’s effective tax rate for the year ended 31 March 2020 included a reduction in our deferred tax assets in Luxembourg of €881 million following a reduction in the Luxembourg corporate tax rate. Earnings per share FY21 eurocents FY20 eurocents Reported change eurocents Basic earnings/(loss) per share 0.38c (3.13)c  3.51c Basic earnings per share was 0.38 eurocents, compared to a loss per share of 3.13 eurocents for the year ended 31 March 2020. Consolidated statement of financial position The consolidated statement of financial position is set out on page 122. Details on the major movements of both our assets and liabilities in the year are set out below. Assets Goodwill and other intangible assets decreased by €0.5 billion between 31 March 2020 and 31 March 2021 to €53.5 billion. This reflects the amortisation of computer software, partially offset by software and purchased licence additions in the period. Property, plant and equipment increased by €1.1 billion between 31 March 2020 and 31 March 2021 to €41.2 billion. This reflects additions in the period, partially offset by the depreciation charge. Other non-current assets decreased by €9.2 billion between 31 March 2020 and 31 March 2021 to €32.0 billion, primarily due to a €5.5 billion decrease in derivative assets included in trade and other receivables, a €2.0 billion decrease in deferred tax assets and a €1.2 billion decrease in investments in associates and joint ventures, reflecting the reclassification of the Group’s interest in Indus Towers Limited as held for sale at 31 March 2021. Further detail is provided in note 7 to the consolidated financial statements. Current assets decreased by €6.2 billion between 31 March 2020 and 31 March 2021 to €27.0 billion, primarily due to a €7.7 billion decrease in cash and cash equivalents and a €0.8 billion decrease in trade and other receivables, partially offset by an increase of €2.1 billion in other investments. Total equity and liabilities Total equity decreased by €4.8 billion between 31 March 2020 and 31 March 2021 to €57.8 billion largely due to €2.4 billion of dividends paid to the Group’s shareholders, €0.4 billion of dividends paid to non-controlling interests and total comprehensive expense for the period of €3.6 billion, partially offset by an increase of €1.9 billion arising from transactions with non-controlling interests in subsidiaries. Non-current liabilities decreased by €3.6 billion between 31 March 2020 and 31 March 2021 to €68.5 billion, primarily due to a €3.7 billion decrease in borrowings. Current liabilities decreased by €4.7 billion between 31 March 2020 and 31 March 2021 to €28.7 billion, primarily due to a €3.5 billion decrease in borrowings, a €1.4 billion decrease in financial liabilities under put option arrangements, partially offset by an increase of €0.4 billion in trade and other payables. Inflation Inflation did not have a significant effect on the Group’s consolidated results of operations and financial condition during the year ended 31 March 2021. 29 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Our financial performance (continued) Section 219 SEC filings of interest Vodafone Group Plc (‘Vodafone’) does not have any subsidiaries, other equity investments, assets, facilities or employees located in Iran, and Vodafone has made no capital investment in Iran. To the best of its knowledge, no U.S. persons, including any U.S. affiliates of Vodafone, are involved in the activities described below. Except as specified below, to the best of Vodafone’s knowledge, neither it, its subsidiaries, nor its affiliates have engaged in any conduct needing to be disclosed under Section 13(r) of the Securities Exchange Act of 1934. Vodafone has wholesale roaming and interconnect arrangements (including voice and data) with mobile and fixed line operators in Iran. Vodafone has, or has had, relationships with telecommunications operators in Iran in connection with such roaming and interconnect arrangements, some of which it believes are or may be government- controlled entities. The approximate gross revenue and costs attributable to the roaming and interconnect arrangements were €708,000 and €591,000, respectively, for the financial year ended 31 March 2021. During the financial year ended 31 March 2021, Vodafone provided telecommunications services to seven Iranian national embassies located globally and five Iranian majority-government-owned or controlled entities in Germany. The approximate gross revenue attributable to these relationships during the financial year was €50,679. In addition, a wholly owned Vodafone subsidiary based in Germany provided basic telecommunications services to Europaisch- Iranische Handelsbank AG and Irisl Europe Gmbh (both entities blocked pursuant to Executive Order 13382), generating revenue of approximately €812 and €3,352, respectively, during the financial year. During the financial year ended 31 March 2021, Vodafone Global Network Limited (‘VGN’) continued to be a member of a consortium made up of the Telecommunication Infrastructure Company of Iran (‘TIC’) (an entity controlled by the government of Iran), Rostelecom and Omantel, that has built a high-speed cable network from a landing point in Oman to Germany. Each member of the consortium is responsible for funding, building and maintaining its section of the cable, with VGN owning and being responsible for the segment from the Ukrainian border with Russia to Frankfurt, Germany. No consortium transactions or purchase of capacity took place during the financial year ended 31 March 2021 for which Vodafone was due any revenues. Netting arrangements are in place for the settlement of any such transactions which arise. Vodafone, through one of its subsidiaries, also makes some insignificant payments to Iran in order to register and renew certain domain names and certain trademarks, and to protect its brand globally. Payments are made by the Dr Laghaee Law Firm in Tehran to The Domain Registry at the Institute for Studies in Theoretical Physics Mathematics organisation which is the domain name registry and therefore the ultimate beneficiary. The costs of registering and renewing domain names for the financial year ended 31 March 2021 were approximately €3,146 paid via Al Tamimi & Company. Vodafone continues to maintain Iranian trademarks in Iran but no renewal fees were due to the Iranian trademarks office during the financial year ended 31 March 2021. Prior year operating results Our operating performance for the last financial year ended 31 March 2020 compared to the financial year ended 31 March 2019 can be found on pages 30 to 39 of our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on 2 July 2020. Cash flow and funding Analysis of cash flow FY21 €m  FY20 €m  Reported change % Inflow from operating activities 17,215 17,379 (0.9) Outflow from investing activities (9,262) (8,088) (14.5) Outflow from financing activities (15,196) (9,352) (62.5) Cash inflow from operating activities decreased by 0.9% to €17.2 billion (FY20: €17.4 billion) due to an increase in the net working capital outflow compared to the prior year. Working capital movements in FY21 include a €0.3 billion inflow from handset purchases and the associated sale of customer receivables. Outflow from investing activities primarily increased by 14.5% to €9.3 billion (FY20: €8.1 billion) due to lower inflows from disposals of subsidiaries and disposals of short term investments, increased investment in network performance during the pandemic, partially offset by reduced outflows on purchases of subsidiaries and associates. Outflow from financing activities increased by 62.5% to €15.2 billion (FY20: €9.4 billion) principally due to higher net outflows on borrowings. Inflows from transactions with non-controlling shareholders, mostly from the Vantage Towers public offering, were partially offset by payments to purchase shares from KDG minorities. Acquisitions and disposals in the current year included proceeds from the Vantage Towers public offering of €2.0 billion, partially offset by payments to purchase shares from KDG minorities of €1.5 billion. The prior year included €2.0 billion received on completion of the sale of Vodafone New Zealand on 31 July 2019, together with €2.1 billion received on completion of the sale of Italian tower assets on 31 March 2020. It also included €10.3 billion paid on completion of the acquisition of the Liberty Global assets on 31 July 2019 and acquired net borrowings, derivatives and cash and cash equivalents of €8.2 billion. Borrowings and cash position FY21 €m FY20 €m Reported change % Non-current borrowings (59,272) (62,949) Current borrowings (8,488) (11,976) Borrowings (67,760) (74,925)  Cash and cash equivalents 5,821 13,557 Borrowings less cash and cash equivalents (61,939) (61,368) 0.9 Borrowings principally includes bonds of €46,885 million (FY20: €49,412 million) and lease liabilities of €13,032 million (FY20: €12,118 million). Reductions in borrowings are offset by movements in cash and cash equivalents and are principally driven by the early repayment of €3.4 billion of bonds due to mature up to 2024 and lower derivative collateral positions which impact both cash and short term borrowings. Governance Financials Other information 30 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report

/s/ Nick Read Nick Read Chief Executive 23 June 2021 /s/ Margherite Della Valle Margherita Della Valle Chief Financial Officer 23 June 2021 This year’s report contains the Strategic Report on pages 1 to 61, which includes an analysis of our performance and position, a review of the business during the year, and outlines the principal risks and uncertainties we face. The Strategic Report was approved by the Board and signed on its behalf by the Chief Executive and Chief Financial Officer. Share buybacks On 19 March 2021, Vodafone announced the commencement of a new irrevocable and non-discretionary share buyback programme. On completion of this programme, a second irrevocable and non- discretionary programme was announced on 19 May 2021 (the ‘programmes’). The sole purpose of the programmes was to reduce the issued share capital of Vodafone to partially offset the increase in the issued share capital as a result of the maturing of the first tranche of the mandatory convertible bond (‘MCB’) in March 2021. In order to satisfy the first tranche of the MCB, 1,426.8 million shares were reissued from treasury shares in March 2021 at a conversion price of £1.2055. This reflected the conversion price at issue (£1.3505) adjusted for the pound sterling equivalent of aggregate dividends paid in August 2019, February 2020, August 2020 and February 2021. The first programme started on 22 March 2021 and completed on 18 May 2021. The second programme started on 19 May 2021 and is due to complete on 23 July 2021. Details of the shares purchased under the programmes, including those purchased under irrevocable instructions, are shown below. Date of share purchase Number of shares purchased1,5 000s Average price paid for share inclusive of transaction costs  Pence Total number of shares purchased under publicly announced share buyback programmes2 000s Maximum number of shares that may yet be purchased under the programmes3 000s March 2021 52,682 134.60 52,682 204,121 April 2021 131,704 135.34 184,386 72,437 May 2021 118,095 135.71 302,481 222,580 June 2021 (to 21) 85,608 129.90 388,089 136,972 Total4 388,089 134.15 388,089 136,972 Notes: 1. The nominal value of shares purchased is 2020/21 US cents each. 2. No shares were purchased outside the publicly announced share buyback programmes. 3. In accordance with shareholder authority granted at the 2020 Annual General Meeting. 4. A total of 256,822,895 shares were repurchased under the programme that completed on 18 May 2021. 5. The total number of shares purchased represented 1.4% of our issued share capital, excluding treasury shares, at 21 June 2021. Dividends The Board is recommending total dividends per share of 9.0 eurocents for the year. This includes a final dividend of 4.5 eurocents compared to 4.5 eurocents in the prior year. 31 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

We connect for a better future Purpose, sustainability and responsible business Inclusion for All Ensuring everyone has access to the benefits of a digital society. Access for all We are finding new ways to roll-out our network to rural locations in our markets, through a number of initiatives, including network sharing. Propositions for equality We are providing relevant products and services to address specific societal challenges such as access to education, gender equality, financial inclusion and poverty. 48.3 million customers using M-Pesa (or equivalent) 15.9 million additional female customers in Africa and Turkey since 2016 Workplace equality We are committed to developing a diverse and inclusive global workforce that reflects the customers and societies we serve. This year, our diversity and inclusion focus has been on removing barriers to workplace equality, by accelerating momentum on gender equality, sustaining focus on LGBT+, setting solid foundations on race and ethnicity, and ensuring our physical and digital workplace is fully accessible. Planet Reducing our environmental impact and helping society decarbonise. Net zero This year, we set a 2030 Science-Based Target and committed to reaching ‘net zero’ emissions across our full value chain by 2040. 56% renewable electricity purchased Enabling our customers to reduce emissions We have committed to helping our customers reduce their own carbon emissions by a cumulative total of 350 million tonnes between 2020 and 2030. 7.1 million avoided tonnes of CO2e as a consequence of our IoT technologies and services in FY21 Building a circular economy We are focused on reducing e-waste, progressing against our target to reuse, resell or recycle 100% of our network waste by 2025, and driving action to reduce device waste. Digital Society Connecting people and things and digitalising critical sectors. Gigabit network We continue to invest in our network infrastructure and coverage to deliver a high-quality service that allows individuals and businesses to connect anywhere, at any time. Over 150 million customers connected to our next-generation networks Small and medium-sized enterprises (‘SMEs’) Through Vodafone Business, we provide products and services which are specifically tailored for SMEs. One million business customers across Europe now using our free digital V-Hub service Healthcare sector Our connectivity and platforms are supporting the digitalisation of healthcare, ranging from enhanced hospital connectivity to connected IoT monitoring devices. Smart cities Our IoT platform and technology are supporting cities to become smarter to adapt to the demands of urban growth, as well as improve the lives of the citizens within them. Agriculture sector We are helping to increase the amount of information that farmers have available to them, enabling the optimisation of operations and use of resources. 2.1 million smallholder farmers across Africa registered to our Connected Farmer platform 1.95 1.95 2.14 2.14 1.67 1.67 0.28 0.28 0.26 0.26 1.88 1.88 F FY19 FY20 Scope 1 emissions (million tonnes CO2e) Scope 2 emissions (million tonnes CO2e) Scope an GG emissions Women 40 en 60 Women 32 en 68 Women 45 en 55 Women 40 en 60 Women 32 en 68 Women 45 en 55 Overall Grop anagement an senior leaership oar omen in management an leaership roles Our strategy helps to deliver our targets across three purpose pillars: Digital Society; Inclusion for All; and Planet – and ensures Vodafone acts responsibly and ethically, wherever we operate. We are also committed to supporting the delivery of the UN Sustainable Development Goals (‘SDGs’). Purpose pillars Strategic report Governance Financials Other information 32 Vodafone Group Plc  Annual Report on Form 20-F 2021

Code of Conduct Our Code of Conduct outlines the requirements that every single person working for and with Vodafone must comply with, regardless of location. Protecting data Data privacy We respect the right to privacy and always seek to protect our customers’ lawful rights to hold and express opinions and share information and ideas without interference. We are committed to looking after our customers’ data, only using it for its stated purpose, and we are always open about what we collect. Cyber security Our networks connect millions of people, homes, businesses and things to each other and the internet. The security of our networks, systems and customers is a top priority and a fundamental part of our purpose. Protecting people Health and safety Keeping our people safe is one of the most important responsibilities we hold as an employer. Our ongoing focus is to create a safe working environment for everyone working for, and on behalf of, Vodafone and the communities in which we operate. Mobiles, masts and health We always operate our mobile networks strictly within national regulations, which are typically based on, or go beyond, international guidelines set by the independent scientific body the International Commission for Non-Ionizing Radiation Protection (‘ICNIRP’). Human rights We believe that wherever we operate, our contributions help to advance the protection and promotion of a number of fundamental human rights and freedoms, supporting socio-economic development. Responsible supply chain We spend approximately €24 billion a year with more than 10,500 direct suppliers around the world. This year we updated our processes to evaluate suppliers on their commitments to diversity, inclusion and the environment when they tender for new work. Business integrity Tax and economic contribution As a major investor, taxpayer and employer, we make a significant contribution to the economies of all the countries in which we operate. Anti-bribery and corruption We have a policy of zero tolerance towards bribery or corruption. Our policy provides guidance on what constitutes a bribe and prohibits giving or receiving any excessive or improper gifts and hospitality. Governance The Executive Committee has overall accountability to the Board for Vodafone’s sustainable business strategy and regularly reviews progress. In addition, each pillar of our purpose has an executive-level sponsor: Digital Society (Vinod Kumar, CEO Vodafone Business), Inclusion for All (Serpil Timuary, CEO Europe Cluster) and Planet (Joakim Reiter, Group External Affairs Director). Reflecting its ownership of environmental, social and governance matters (‘ESG’), the Board has approved the establishment of a new ESG Committee as a Committee of the Board and the Board will benefit from its dedicated oversight of our ESG programme. We have also included ESG measures in the long-term incentive plan for our senior leaders. Read more about our new ESG Committee on page 72 Materiality We have conducted a materiality assessment to identify the material and emerging ESG issues relevant to our business, our stakeholders and the societies in which we operate. Reporting frameworks Vodafone reports against a number of voluntary reporting frameworks to help stakeholders understand our sustainable business performance. The Global Reporting Initiative (‘GRI’) is the most widely accepted global standard for sustainability reporting. The GRI Standards allow companies to report their material impacts for a range of economic, environmental and social issues. Our 2021 disclosure is included in our 2021 ESG Addendum. Due to increasing demand for sustainability information that is comparable, consistent and financially material, we have published disclosures in accordance with the Sustainability Accounting Standards Board’s (‘SASB’) Standards. Vodafone participates in the CDP’s annual climate change questionnaire. This year we secured a place on CDP’s climate change ‘A List’. Vodafone is a participant in the United Nations Global Compact (‘UNGC’). As part of this, Vodafone supports the Ten Principles of the United Nations Global Compact on human rights, labour, environment and anti-corruption. Our 2021 Communication on Progress can be found in our 2021 ESG Addendum. GRI SASB CDP UNGC To underpin the delivery of our purpose, we ensure that we operate in a responsible way. Acting ethically, lawfully and with integrity is critical to our long-term success. Responsible business 33 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

34 Vodafone Group Plc  Annual Report 2021 Purpose Our purpose Our purpose – to connect for a better future by enabling inclusive and sustainable digital societies – serves as the framework for what we do at Vodafone. It is underpinned by our focus on three specific pillars: Inclusion for All, Planet and Digital Society. In response to the COVID-19 crisis, we reviewed and adapted the focus areas under our three purpose pillars so they would respond better to the evolving socio-economic challenges and to society’s needs. We call the difference we make in supporting the communities in which we operate our social contract. Launched in 2019, our social contract is how we drive and activate many of our purpose initiatives. For example, our social contract creates new partnerships with governments and other stakeholders to overcome some of the most important challenges that our customers and societies are facing. In return, we want governments, policy-makers and regulators to adopt a pro-investment, pro-innovation approach to allow network operators to make sufficient returns on their investments. In responding to the pandemic – specifically through the five-point plan we implemented in Europe and the six-point plan in Africa – our social contract has accelerated the delivery of our purpose during the last 12 months. As a Group, through the consistent delivery against our plans in Europe and Africa, we have: – – sent over 250 million text messages with free public health information; – – supported 1.5 million healthcare workers through €6 million of donated funds and devices; – – helped more than 15 million people through zero-rating health sites; – – helped over 100 million people in Europe and Africa through €150 million in donations and in-kind benefits; and – – donated €10 million in cash and in-kind donations through Vodafone Foundation. Read more on Vodafone’s social contract on page 19 Our purpose is also the basis of our new brand positioning: ‘Together we can’. It conveys our belief that technology and innovation can help millions of people and their communities to stay connected. We feel positively about the opportunity technology gives us all when combined with the right human spirit. The following sections provide an overview of the purpose programmes and targets we have set, as well as the achievements over the past year as a result of the acceleration of purpose driven by our social contract. Inclusion for All Our Inclusion for All strategy seeks to ensure no one is left behind. It focuses on access to connectivity, digital skills and creating relevant products and services, such as access to education, healthcare and finance. We are also committed to developing a diverse and inclusive global workforce that reflects the customers and societies we serve. Whilst the past year has seen an unparalleled acceleration in society’s reliance on connectivity, it has also shone a light on the existing digital divides. Millions of people are still unable to take advantage of the benefits digital technology can bring. Through our social contract acceleration, we have broadened the focus of Inclusion for All, and accelerated programmes to deliver benefit for groups affected by the crisis. Highlights have included: – – 5.2 million students accessing free digital education; – – over 18,000 devices donated for education; – – we launched Jobseekers.Connected proposition in multiple markets; and – – removed transaction fees for mobile money users. Access for all The use of fixed and mobile services is accelerating globally. For example, GSMA estimates that 5.1 billion people have a mobile phone and 3.8 billion use mobile internet1. But many remain unconnected, with 600 million people globally still living outside areas covered by mobile networks. We know that when people can access mobile internet, they are able to use services that improve their lives. For example 1.6 billion mobile subscribers have used mobile to monitor their health and 1.2 billion people have a mobile money account2. Access for all is therefore a priority – and rural connectivity is a specific focus area for us. Within the EU, 29% of the population live in rural areas3. In Africa, the number is much higher. In Tanzania, for example, over 70% live in rural areas. Expanding rural networks can often be more challenging and have a lower return on investment due to lower population densities. That is why we are finding new ways to roll-out our network to rural locations in our markets, through a number of initiatives and innovative partnerships, including network sharing. Notes: 1. GSMA, 2020. 2. GSMA, 2021. 3. Eurostat, 2020. Governance Financials Other information 34 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report

35 Vodafone Group Plc  Annual Report 2021 Strategic report Governance Financials Other information FY21 network deployment 4G sites deployed (000s) % base covered 4G population coverage Europe* 100.1 91% 98% Africa and Turkey** 50.5 86% 69% Group 150.6 89% 75% Notes: * * excluding Vodafone Ziggo. * * excluding Safaricom. New approaches and a blend of technologies will help us to deliver universal mobile coverage to Europe and Africa. For example, we are piloting OpenRAN – a new promising way to engineer the access network – in rural communities. We have also continued to work with our partners AST & Science LLC to develop the first space-based mobile network to connect directly to 4G and 5G smartphones without the need for specialised hardware. The aim is to transform mobile coverage in the DRC, Ghana, Mozambique, Kenya and Tanzania. The mobile network will also reach 1.6 billion people across 49 countries from 2023. In addition, this year, Vodafone Group Chief Executive, Nick Read, was appointed as a Commissioner to the UN Broadband Commission for Sustainable Development, which brings together governments, civil society, industry and international organisations to address the digital divide, achieve universal broadband connectivity and accelerate progress toward the Sustainable Development Goals by 2030. Enabling quality education and digital skills Even before the COVID-19 crisis, an estimated 258 million children around the world were not in school. More than half of all children globally were not meeting the minimum expected standards in reading and maths4. The COVID-19 crisis has made things worse, impacting nearly 1.6 billion learners in over 190 countries5. Lack of access to devices and poor connectivity hindered home learning. Across our markets, we have responded by providing devices and connectivity to students and families, as well as growing our existing education platforms across Europe and Africa. We expanded Connected Education, which was launched in January 2020, by our social enterprise Vodafone Business Ventures to provide access to connectivity, devices and classroom collaboration software for students and teachers across the world. To date, over 800,000 students in over 2,900 educational institutions across 10 countries have benefited from this digital learning solution. In South Africa, the Vodacom e-School solution allows learners to access curriculum-aligned content and educators to access learning materials on their smartphone with no data charges. We currently have over one million users on the platform. This year, we announced an investment of €20 million6 by Vodafone Foundation to expand digital skills and education programmes across Europe, aiming to reach over 16 million learners by 2025. One example is Vodafone Foundation Germany’s ‘Coding for Tomorrow’ which teaches students and their teachers about how to use digital technologies in an independent, critical and creative way. To date, the programme has reached 119,500 students and teachers. Notes: 4. UNESCO, 2018. 5. UN, 2020. 6. Beyond digital training, the Vodafone Foundation builds programmes around the world that combine Vodafone’s charitable giving and technology to deliver public benefit and improve people’s lives. The total amount donated by Vodafone to Vodafone Foundation in 2021 was €44.2 million. In the UK, we launched Schools.Connected to help improve connectivity for learners from low income families. The programme provided an initial 250,000 SIMs with a 30GB data allowance valid for 90 days. All SIMs were ordered by 6,970 primary and secondary schools in just four working days, so we doubled the number of SIMs and distributed 500,000. We estimate that each SIM used potentially prevented a student missing 60 days of schooling. Supporting jobseekers and disadvantaged groups Supporting jobseekers has been a focus area for years, in particular building programmes to respond to the growing youth unemployment crisis. In the EU the youth unemployment rate is 17%7 and in South Africa it is 56%8. In 2018, we launched the Future Jobs Finder, for jobseekers whose background is in non-technology fields. The Future Jobs Finder helps identify transferable skills and strengths, giving recommendations on tech professions and e-learning suited to people’s backgrounds and aptitudes. Since its launch, the Future Jobs Finder has supported over 600,000 people. In South Africa, our ConnectU platform provides over 15.5 million Vodacom customers with free access to a range of services covering health, education, safety and security, social media and jobs. ConnectU’s job portal has enabled 3.1 million people to access seven different job search websites for free, with over a third of users being in the lowest income bracket. We also developed a temporary immediate response initiative to address the contraction in economic activity caused by the COVID-19 crisis. Our ‘Jobseekers.Connected’ offer across our European markets, Egypt, Turkey and South Africa includes discounted connectivity to help jobseekers remain connected and supports them while they are searching for a new career opportunity. It includes free access to over 600 curated courses on global e-learning platform Udemy to help people re-skill. Bringing mobile to more women Goal: To connect an additional 20 million women living in Africa and Turkey to mobile by 2025 Mobile technology enables women in many of our markets to access essential services from maternal healthcare to agricultural information for female smallholder farmers. 54% of women in emerging markets now use mobile internet, but the gender gap for internet usage is substantial with over 300 million fewer women than men accessing the internet on a mobile phone9. We develop commercial programmes that support education, skills and jobs, better health and wellbeing and safety for women, and enable economic empowerment. For example, this year, we expanded Vodacom’s Mum & Baby service from South Africa to the DRC. Mum & Baby is a free-to-use (no data charges) mobile health service which gives customers maternal, neonatal and child health information. The service has helped over 1.9 million parents and caregivers to take positive actions to improve their children’s health since its launch in 2017. Through these programmes we aim to connect an additional 20 million women living in Africa and Turkey to mobile by 2025. Since 2016 we estimate to have added an additional 15.9 million female customers. The increase of women in our customer base also makes good business sense; women have a higher Net Promoter Score (+4pp compared to men). 7. Eurostat, 2021. 8. Statistics South Africa, 2021. 9. GSMA, 2021. 35 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Building platforms for financial inclusion Goal: To connect over 50 million people and their families to mobile money services by 2025 Financial inclusion is key to reducing extreme poverty. Nevertheless, many people, especially women, still lack access to financial services with close to 1.7 billion adults currently un-banked1. Without the ability to transfer money, people are limited in their ability to save, access loans, start a business and even be paid. In 2007, together with our Kenyan associate, Safaricom, we developed the first mobile money transfer service, M-Pesa. This provides financial services to millions of people who have a mobile phone but limited access to a bank account. It is also widely used to manage business transactions and to pay salaries, pensions, agricultural subsidies and government grants, and reduces the associated risks of robbery and corruption in a cash-based society. In April 2020, Vodacom and Safaricom completed the acquisition of the M-Pesa brand and the product development team from Vodafone Group through M-Pesa Africa, a newly created joint venture. The joint venture will help consolidate M-Pesa as the largest FinTech company in Africa and accelerate the growth of M-Pesa across the continent. As of March 2021, 48.3 million customers were using M-Pesa (or equivalent), with over 15.2 billion transactions made in the year (1.7 million per hour on average) through a network of more than 918,500 agents. In the last year we disbursed €4 billion in loans and overdrafts across our markets. We also launched a lending marketplace in Tanzania and Mozambique to enable lenders to easily integrate and offer a range of credit products with tailored pricing and terms to millions of customers and businesses. During the COVID-19 crisis, we implemented measures to support customers across our markets and promote digital payments as a safer way to transact than cash. These included removing fees on person-to-person transactions, increasing transaction and balance limits in partnership with the regulators and creating more flexible customer registration processes. This year we have seen a significant increase in mobile money customers, as the COVID-19 crisis has accelerated consumers moving to cashless transactions. Over the next year, we plan to evaluate our 2025 goal to ensure it better reflects our commercial ambition and opportunity. M-Pesa and mobile money services adoption Number of mobile money customers (million) % of service revenue % M-Pesa penetration on GSM base Kenya 28.3 33% 90% Tanzania 7.4 37% 62% Mozambique 4.9 19% 73% DRC 3.0 10% 26% Lesotho 0.9 10% 69% Ghana 1.6 3% 40% Egypt 2.3 1% 7% Purpose (continued) Workplace equality We are passionate about making the world more connected, inclusive and sustainable, and committed to creating a place where everyone can truly be themselves and belong. We bring the human touch to our technology to create a better digital future for all, starting with our people. Our people We are committed to developing a diverse and inclusive global workforce that reflects the customers and societies we serve. Key information 2021 2020 Average number of employees 94,274 92,866 Average number of contractors 10,481 11,269 Employee contract types Permanent 87% 87% Fixed term contracts 13% 13% Full-time 93% 92% Part-time 7% 8% Number of markets where we operate 19 21 Employee nationalities 137 126 Our people across the Group Germany1 14% 14% UK 1 9% 10% Italy1 5% 5% Spain1 4% 4% Vodacom1 11% 11% _VOIS and Shared Operations² 31% 30% Other3 26% 26% Employee experience Employee engagement index 4 74 77 Alignment to purpose4 93% 94% Voluntary turnover rate5 8% 12% Involuntary turnover rate5 3% 7% Notes: All headcount figures exclude non-controlled operations such in the Netherlands, Kenya, Australia and India. 1. The percentages reflect headcount in each operating company or group of operating companies such as Vodacom. The percentages exclude headcount in our shared services businesses (‘_VOIS’) and other shared operations. 2. _VOIS + Shared Operations constitute a significant number of our employees, and includes _VOIS headcount across our footprint (India, Romania, Hungary and Egypt) as well as in our global Group entities. 3. Other includes employees based in all other operating companies (Albania, Czech Republic, Egypt, Ghana, Greece, Hungary, Ireland, Portugal, Romania, Turkey) and other countries. 4. More detail on our employee survey is included on page 21. Our employee engagement index is based on a weighted average index of responses to three questions: satisfaction working at Vodafone; experiencing positive emotions at work; and recommending us as an employer. Alignment to purpose is based on a single question that asks whether employees feel their daily work contributes significantly to Vodafone’s purpose. 5. Turnover rates have decreased since 2020 due to the COVID-19 pandemic and a lower number of involuntary leavers. Wherever possible, we have protected the employment of our people. We have not used furlough schemes in any of our markets during the pandemic. The voluntary turnover rate includes retirements and death-in-service. Note: 1. World Bank 2017. Governance Financials Other information 36 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report

Diversity and inclusion This year, our diversity and inclusion focus has been on removing barriers to workplace equality, by accelerating momentum on gender equality, sustaining focus on LGBT+, setting solid foundations on race and ethnicity, and ensuring our physical and digital workplace is fully accessible. Our expanded focus on multiple dimensions of diversity reflects our ambition to be a company with a global workforce that reflects the customers, communities and businesses we serve, as well as the wider societies in which we operate. Goal: We aim to have 40% women in management roles by 2030. We have reached 32%, and continue to drive progress through our programmes, policies and leadership incentives. Our progress and achievements to increase diversity were recognised with the inclusion of Vodafone in the Bloomberg Gender Equality Index and Refinitiv’s D&I Top 100 during the year. As part of our approach, we ensure that there is gender diversity when resourcing for senior leadership roles and our leadership team is accountable for maintaining and encouraging diversity amongst their teams. Women in management targets are also embedded in our long-term incentive plans. We hired 53% women for our graduate roles, and to date have supported 564 people back into employment after a career break through our Reconnect programme, of whom 470 were women. We have also connected with over 5,000 girls via our digital skills programme ‘Code Like a Girl’ since 2017, including 576 this year, and continued this programme during the COVID-19 pandemic by launching a digital coding classroom experience, available to all markets. Gender diversity 2021 2020 Women on the Board 45% 42% Women on the Executive Committee 29% 29% Women in senior leadership positions1 30% 29% Women in management and senior leadership roles2 32% 31% Women as a percentage of external hires 43% 38% Women as a percentage of graduates 53% 53% Women in overall workforce 40% 39% Notes: 1. Percentage of senior women in our top 178 positions (FY20: 173). 2. Percentage of women in our 6,609 management and leadership roles (FY20: 6,372). In 2019, Vodafone launched the first global domestic violence policy, which set out comprehensive workplace resources, security and other measures for employees at risk of experiencing, and recovering from, domestic violence and abuse. As the majority of the global workforce shifted to home working in the outbreak of COVID-19, reports of a ‘shadow pandemic’ of domestic violence intensified worldwide. Our markets considered the policy very important for supporting employees affected by domestic violence and abuse. Of those affected, the most frequent forms of support were counselling and advice, paid safe leave and referrals to specialist organisations with adaptations to working hours and workload. We reinforced our commitment to this area through training, technology, modified remote working policies and support for other employers. Our technology includes free apps such as Bright Sky, which provides support and information to anyone in an abusive relationship or those concerned about someone they know, reaching over 75,000 users. To support the health and wellbeing of our people through different life stages, we commissioned a global research project which identified that 62% of women with symptoms of menopause found it impacted their work. In March 2021, we made a global commitment to support women experiencing menopause, estimated to currently affect 37% of women in Vodafone. The virtual global launch event was held during International Women’s Week in March with over 1,400 participants, and was followed by the release of digital supporting toolkits and resources. During the year, we also implemented our global parental leave policy across our markets, giving every parent the opportunity to take 16 weeks of fully paid leave with a phased return to work over six months where parents work the equivalent of four days and are paid for five to spend time with new children in their family. Alongside gender equality, we retained focus on supporting the LGBT+ community, being recognised as a Top Global Employer by Stonewall. Our global LGBT+ network is thriving, with over 3,000 allies and active support from senior executives who champion inclusion. We marked International Day of People with Disabilities with a global event attended by over 600 people, highlighting initiatives across markets that create inclusive environments for customers and colleagues with visible and invisible differences. We have also hosted training on neurodiversity and accessibility webinars to ensure our colleagues are aware of the accessibility features in our digital workplace and how to use them. This year, we have expanded our existing diversity and inclusion agenda and focused on race and ethnicity, starting with our Global Black Lives Matter webinar listening to colleagues share their experience. To build capability in holding conversations on race in the workplace, we launched a ‘Let’s talk about race’ session in partnership with “Business in the Community”. We delivered Race Fluency sessions for our senior leaders, and launched cross-company reciprocal mentoring schemes. In October 2020, we hosted a global Black History Month webinar to reiterate our commitment, with the sponsorship of our Vodafone Business CEO, Vinod Kumar. To better understand representation across our organisation and target diversity and inclusion programmes more effectively, we launched a campaign called #CountMeIn in November 2020, which encourages employees to voluntarily self-declare their diversity demographics. These include race, ethnicity, disability, sexual orientation, gender identity and caring responsibilities, in line with local privacy and legal requirements. Our intention is to use this data to set leadership targets around race and ethnicity, to complement our commitments on gender, by the end of 2021. We are still in the process of collecting robust and complete data for our entire workforce, however 29% of our Executive Committee members are from ethnically diverse backgrounds. Our commitment to diversity and inclusion is reflected across our global policies and principles, such as our Code of Conduct and our Fair Pay principles. Read more about our Fair Pay principles on page 97 Labour unions The Group has dialogue with recognised labour unions if required. In particular, there are regular meetings with the Vodafone European Employee Consultative Council (the ‘EECC’). The delegates of this body are locally elected Vodafone employee representatives, most of whom are union and works council members. There were no material disruptions to operations as a result of union activity during the financial year or between the end of the financial year and the date of this Annual Report on Form 20-F. 37 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

We believe that urgent and sustained action is required to address the climate emergency. Business success should not come at a cost to the environment, and we are committed to ensure the greening of all of our activities. We also see a key role for our digital networks and technologies in helping to address climate change. Digitalisation is key to saving energy, using natural resources more efficiently and creating a circular economy. This year, as part of the acceleration guided by our social contract, and our commitment to “build back better”, we brought forward our target to purchase 100% renewable electricity in Europe, from 2025 to July 2021. Building on previous commitments, we set a new Science-Based Target to reduce our carbon emissions and we set a ‘net zero’ goal. To help deliver a twin digital and green transformation, we also set a target to enable our customers to reduce their emissions; and we updated our supplier evaluation criteria to include environmental considerations. In addition, we continue to focus on reducing electronic waste (e-waste), progressing against our target to reuse, resell or recycle 100% of our network waste by 2025, and driving action to reduce device waste. We were recognised by global environmental non-profit organisation CDP for our actions and transparency on our environmental impact and secured a place on CDP’s climate change ‘A List’. This places us in the top 5% of companies that responded to CDP’s 2020 climate change questionnaire. We also continued our work to identify potential climate change risks and opportunities through conducting Task Force on Climate-related Financial Disclosures (‘TCFD’) scenario-based risk and opportunity assessments across key markets. We are using the insights to create mitigating controls and identify ways to embed climate risk into our risk management system and processes. Planet Read more on Vodafone’s approach to climate change risk aligned to the TCFD on page 59 Reducing carbon emissions Goal: To reduce our own carbon emissions to ‘net zero’ by 2030 and across the full value chain by 2040. We set an approved 2030 Science-Based Target in line with reductions required to keep warming to 1.5°C, becoming the first major telecoms operator to follow the emission reduction pathway developed for the ICT sector (setting out specific emissions reduction trajectories for mobile, fixed and data centres). We also committed to reaching full value chain ‘net zero’ emissions by 2040. Driving energy efficiency Despite ever-growing use of data and expansion of our networks, this year our total Scope 1 and 2 GHG emissions decreased by 30% to 1.37 million tonnes of CO2e (carbon dioxide equivalent), due to our ongoing focus on energy efficiency and an increase in the proportion of renewable electricity purchased. We are committed to continually improving the energy efficiency of our base station sites and in our technology centres, which together account for 96% of our total global energy consumption. During FY21, we invested €65 million of capital expenditure in energy efficiency and on-site renewable projects across our business, which has led to annual energy savings of 135 GWh. This has been underpinned by the implementation of the ‘best-in-class’ ISO 50001 Energy Management System framework. To date, Albania, Germany, Greece, Ireland, Spain, Turkey and the UK have been awarded certification, with other markets due to implement the framework in the next year. Key energy efficiency initiatives we have focused on during the year include: – – sourcing and deploying more efficient network equipment and powering-down carriers during times of low traffic; – – gradually switching off the 3G network (which is typically 70% less energy efficient than 4G) and decommissioning legacy equipment in our core network; – – deploying high-density pods (modular blocks with concentrated power and cooling technology) to maximise the performance of servers and minimise cooling requirements within data centres; – – reducing energy demand by installing lower-energy power and cooling technologies; and – – using AI algorithms in our passive infrastructure, allowing us to optimise energy use in cooling. We continue to work with eSight Energy to implement an energy data management system using data feeds from our electricity suppliers and from smart meters. This system is now live across 12 markets in Europe, with smart meters installed at 62,000 sites. This year, we developed additional functionality, including a module to validate energy savings from projects, forecasting of energy consumption, tenant billing reports and capacity and meter calibration reports. Our Planet goals 2021 – – Purchase 100% of the electricity we use in Europe from renewable sources by July 2021 2025 – – Purchase 100% of the electricity we use globally from renewable sources – – Reuse, resell or recycle 100% of our network waste 2030 – – Eliminate all carbon emissions (‘net zero’) from our own activities and from energy we purchase and use (Scope 1 and 2) – – Halve carbon emissions from our carbon footprint (against a 2020 baseline), including joint ventures, all supply chain purchases, the use of products we have sold and business travel (Scope 3) – – Enable our business customers who use our services to reduce their own carbon emissions by a cumulative total of 350 million tonnes between 2020 and 2030 2040 – – Eliminate Scope 3 emissions completely to reach ‘net zero’ across our full carbon footprint Purpose (continued) Governance Financials Other information 38 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report

Our performance Unit 2021 2020 Total Scope 1 and Scope 2 emissions Million tonnes of CO2e 1.37 1.95 Scope 1 emissions Million tonnes of CO2e 0.27 0.28 Scope 2 emissions Million tonnes of CO2e 1.10 1.67 Scope 3 emissions Million tonnes of CO2e 9.4 9.5 Joint ventures and associates* Million tonnes of CO2e 3.2 2.9 Purchased goods and services Million tonnes of CO2e 4.0 3.7 Use of sold products Million tonnes of CO2e 1.5 2.1 Fuel and energy-related activities Million tonnes of CO2e 0.6 0.7 Other (business travel, upstream leased assets, waste) Million tonnes of CO2e 0.1 0.1 *Of which India (Vodafone Idea and Indus Towers) Million tonnes of CO2e 2.5 2.4 Renewable electricity Percentage of purchased electricity from renewable sources % 56 23 Percentage of purchased electricity from renewable sources in Europe % 80 33 GHG emissions per petabyte (‘PB’) of mobile data carried Mobile Data Traffic (petabytes) Petabytes 11,714 7,983 Scope 1 and 2 GHG emissions per petabyte of mobile data carried by our networks Tonnes of CO2e 117 245 Note: Data calculated using local market actual or estimated data sources from invoices, purchasing requisitions, direct data measurement and estimations. Carbon emissions calculated in line with GHG Protocol standards. Scope 2 emissions are reported using the market-based methodology. For full methodology see our ESG Addendum 2021. Vodafone energy use Unit 2021 2020 Base stations Gigawatt hours / % 4,239 / 73 3,993 / 69 Technology centres Gigawatt hours / % 1,358 / 23 1,488 / 26 Offices Gigawatt hours / % 201 / 3 263 / 5 Retail stores Gigawatt hours / % 33 / 1 46 / 1 Total Gigawatt hours / % 5,832 / 100 5,790 / 100 Purchasing renewable electricity This year, we spent approximately €760 million on purchasing electricity. During the year, 56% of our electricity purchased was from renewable sources (2020: 23%). In July 2020, we committed that all of our European operations would be purchasing 100% renewable electricity no later than July 2021, significantly accelerating our previous target of 2025. This year, 80% of our purchased electricity in Europe was from renewable sources (2020: 33%) and we are confident that we will meet our July 2021 target. We currently have Power Purchase Agreements (‘PPAs’) in Spain and the UK. Electricity prices agreed under PPA contracts are broadly comparable to wholesale electricity prices and also provide us with more certainty, as well as helping to create new capacity within the markets. In addition, Italy, Germany, Ireland, Hungary, Romania, Spain, Greece and Czech Republic all sourced Renewable Energy Certificates (‘RECs’) or tariffs during the year. The incremental cost of RECs (or their equivalent) is small in the context of our overall energy spend. Working with our partners to reduce Scope 3 emissions Scope 3 emissions are indirect GHG emissions which we cannot control but may be able to influence. As part of our Science-Based Target, we have committed to halve our Scope 3 carbon emissions by 2030 (against a 2020 baseline) and eliminate them entirely by 2040, as part of our ‘net zero’ target. The main sources of Scope 3 emissions are investments (joint ventures and associates), purchased goods and services, and the use of sold products. This year, our estimated Scope 3 emissions were 9.4 million tonnes of CO2e. We worked with the Carbon Trust to analyse our Scope 3 emissions and prioritise reduction opportunities, mostly by working with our suppliers. From October 2020, we introduced a 20% weighting for environmental and social criteria in our supplier evaluation criteria in ‘Request For Quotation’ (‘RFQ’) processes. The updated process examines whether suppliers have environmental policies to address carbon reduction, renewable energy, plastic reduction, circular economy and product life-cycle (in addition to diversity and health and safety). Read page 50 for further information on our supplier evaluation criteria The assessment awards positive scoring for suppliers that have set (or are willing to set) a Science-Based Target. In addition, suppliers which offer product-specific CO2 data and pathways for reduction over the contract period are positively scored. Our supplier performance management programme also covers environmental factors, and suppliers’ GHG performance is one of the factors evaluated in our annual assessment process. We ask selected suppliers to provide details of their GHG emissions and management programmes through CDP. Last year, 88% of those suppliers responded, with 77% reporting that they had set a target for GHG emissions. This work was recently acknowledged by CDP, with Vodafone joining its Supplier Engagement Rating Leaderboard, which recognises companies which engage with their suppliers to tackle climate change. In addition to suppliers, we also work with our joint ventures and associates, which represent the most significant proportion of our Scope 3 emissions. Actions include: – – In India, Vodafone Idea has developed an Energy and Carbon Management Policy, with actions to save energy and reduce carbon emissions; – – In Kenya, Safaricom has committed to becoming a zero carbon- emitting company by 2050; 39 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Purpose (continued) – – In the Netherlands, VodafoneZiggo launched its first green bond, which will be used to finance green projects that will lower its environmental impact; and – – In Australia, TPG Telecom recently committed to purchase 100% renewable electricity by 2025. The third most significant source of our Scope 3 emissions is the use of sold products (e.g. charging devices). As countries de-carbonise their electricity grids, these associated emissions will also reduce. Enabling our customers to reduce their emissions For Vodafone, our most important contribution to tackling climate change is through enabling our customers (which include both businesses and governments) to reduce their environmental footprint using our digital technologies and services. In July 2020, we committed to helping our business customers reduce their own carbon emissions by a cumulative total of 350 million tonnes globally over 10 years between 2020 and 2030 – the equivalent to Italy’s total annual carbon emissions for 2019. Our IoT service offer, including logistics and fleet management, smart metering and manufacturing activities, will be central in delivering this target. Other savings are expected to be made through healthcare services, cloud hosting and home working. We work with the Carbon Trust to calculate the total GHG emissions avoided as a consequence of our IoT technologies and services. We estimate that over 54% of our 123 million IoT connections directly enabled customers to reduce their emissions in the past year. During the year, we estimate an avoidance of 7.1 million tonnes CO2e, which is 5.2 times the emissions generated from our own operations (Scope 1 and 2). In March 2021, we became a founding member of the European Green Digital Coalition, which brings together ICT sector companies to work together with EU policymakers and experts, to drive investment in, and implementation of, digital solutions in action against climate change. Carbon enablement overview Number of connections (million) GHG emission saving (million tonnes CO2e) Smart meters 15.4 1.8 Smart logistics 38.1 4.4 Healthcare 11.8 0.6 Other (cloud/street lighting/ EV charging) 1.1 0.4 Total 66.4 7.1 Enablement ratio 2021 2020 Total GHG enablement saving (Million tonnes CO2e) 7.1 6.9 Scope 1 and Scope 2 emissions (Million tonnes of CO2e) 1.37 1.95 Enablement ratio 5.2 3.5 Reducing waste and helping to build a circular economy Goal: To reuse, resell or recycle 100% of our network waste by 2025 Apart from carbon emissions, electronic waste is a material environmental issue for our business. We have consistently sought to manage our own impact in a responsible manner and also support our customers with their efforts. Our global policy on waste management prioritises the reuse, resale or recycling of unwanted equipment. We aim to keep resources in use for as long as possible, extracting the maximum value from equipment while in use and then recovering and reusing materials responsibly. We implement resource efficiency and waste disposal management programmes in all our markets to minimise environmental impacts from network waste, IT equipment and waste. This year, we generated an estimated 7,900 tonnes of waste (which includes hazardous waste) and we recovered and recycled 79%. Globally, 98.7% of our network waste was sent for reuse and recycling (excluding hazardous waste). To deliver our 2025 goal to reuse, resell or recycle 100% of our network waste, we have launched an internal asset marketplace, a business-to- business solution within Vodafone that allows us to re-sell and re-purpose excess stock or large decommissioned electrical items like masts and antennae. Since launching at the start of 2020, we estimate that we have saved over €10 million of spend and avoided over 1,250 tonnes of CO2e. We are assessing the possibility of expanding the solution to partner markets and other operators. Network waste management (excluding hazardous waste) 2021 2020 Reused 20% 15% Recycled 79% 84% Landfilled 1% 1% Total network waste (metric tonnes) 6,307 8,138 Apart from addressing our network waste, we are working on a series of actions to reduce device waste. We are increasingly adopting circular economy approaches and take a life-cycle management approach, which includes extending the lifespan of devices through repair, refurbishment and resale before encouraging the responsible recycling of devices at the end of their useful life. Most of our markets operate trade-in and device buyback schemes and repair services to encourage customers to repair or return their old devices. For example, this year Vodafone UK launched a phone trade-in tool, accessible via the MyVodafone app. The tool assesses device eligibility and provides a guaranteed trade-in price, encouraging greater trade-in rates. We also strive to refurbish and reuse fixed-line equipment multiple times, with significant associated environmental and cost savings. Given a large part of the solution to drive circularity for devices depends on industry action, we recently joined the Circular Electronics Partnership, which brings together leaders across the value chain – from manufacturing, reverse logistics, material recovery, to e-waste management – to drive circularity solutions for electronics. Beyond what we can directly and indirectly influence we also support societal change to more circular economy models. Digital and connected solutions are an essential part of the solution towards lower resource use and improved reuse and recycling. For example, through enabling material tracing or shifting from product-based business models to service-based ones. We are also eliminating all unnecessary plastics and other disposable single-use items where there are lower impact alternatives across all our retail stores and offices. Engaging our people More than 15,000 colleagues are currently members of our “#RedLovesGreen” employee engagement initiative, which aims to raise awareness of the individual actions that employees can take to reduce energy and other resource uses. Governance Financials Other information 40 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report

We believe in the power of connectivity and digital services to strengthen the resilience of economies. Through our mobile and fixed networks, data flows at speed, connecting people and communities. Over the past year, the COVID-19 crisis has tested the resilience of our societies, of businesses small and large, and of public services. We have also seen how connectivity and digital services became a lifeline allowing people to work, learn, stay in touch with friends and family, access healthcare and more. This year, in response to the COVID-19 crisis and informed by our social contract, we shifted the focus of the Digital Society pillar towards digitalising critical sectors, whilst continuing to invest in our network infrastructure and coverage. We have specifically focused on small and medium-sized enterprises (‘SMEs’), smart cities, agriculture and health. The following outlines our approach and progress in these areas. Building a gigabit network We continue to invest in our network infrastructure and coverage to deliver a high-quality service that allows individuals and businesses to connect confidently anywhere and at any time, with benefits for the economy, for quality of life and for the environment. Read how Vodafone’s gigabit network is connecting rural communities on page 34 Currently, we have over 150 million customers connected to our next-generation mobile and fixed networks .1 Supporting small businesses SMEs are a critical part of the economy, but many have been disproportionally affected by the crisis. The OECD found that in 2020, more than half of SMEs were facing severe losses in revenues due to COVID-19, with one third fearing for their future without further support2. SMEs also provide opportunities for socio-economic participation and social mobility for women, young people, and ethnic minorities; groups of the workforce that have been particularly vulnerable during the COVID-19 crisis. Through Vodafone Business, we provide products and services which are specifically tailored for SME and small-office home-office (‘SOHO’) businesses, helping guide them through technology choices and improving their digital readiness. These segments also represent a significant commercial opportunity for Vodafone, with the overall market expected to grow a combined €6 billion over three years3. To better support SMEs across Europe, Vodafone Business launched V-Hub this year. The free service provides access to online information putting businesses in direct touch with experts to advise on digitalising their business. As at 31 March 2021, over one million businesses were using V-Hub across our four largest European markets. We plan to continue the expansion of the service, to support over three million customers by April 2022. To assist businesses most at risk within our supply chain, Vodafone ensured that all new orders issued to micro and small suppliers by Vodafone’s European operations were paid within 15 days (instead of the customary 30 to 60 days) between April and October 2020, benefiting over 1,200 small businesses. We also offer optional supply chain financing which allows suppliers to leverage Vodafone’s credit position to access cheaper funding and liquidity. This has no impact on Vodafone’s commercially negotiated payments terms. In South Africa, Vodacom Financial Services has built a supplier portal called VodaTrade, where small suppliers can connect with bigger business partners. Digitalising agriculture According to the Food and Agriculture Organization, by 2050, the world will need to produce 50 % more food than current levels4. There is also a growing need to address the environmental impact of agriculture. In Europe, agriculture accounts for 10% of the EU’s total greenhouse gas emissions and over 40% of EU land use5, in many cases leading to habitat loss and deforestation. Through our connectivity and platforms (including our IoT platform), we are helping to increase the amount of information that farmers have available to them, enabling the optimisation of operations and use of resources. This allows a farmer to reduce the use of pesticides and fertiliser (which reduces emissions), water use and resource consumption, as well as improving the protection of biodiversity and increasing yields. Through Vodacom’s subsidiary, Mezzanine, we are digitalising agriculture in sub-Saharan Africa by giving smallholder farmers access to agricultural inputs, financial services like insurance, logistics suppliers, buyers and markets and knowledge through a digital agri-ecosystem called Connected Farmer. With over 2.1 million smallholder farmers registered, the platform allows an ecosystem of partners to register, profile, communicate and transact (using M-Pesa in some cases) with each other. To support larger commercial farmers, Mezzanine developed MyFarmWeb, a cloud-based web platform that allows a producer to capture agricultural information (physical, chemical, and microbial soil analysis, pest presence, satellite and remote sensing information and data from various internet connected farming sensors) into a system that aggregates and calibrates the data to assist in best practice decision-making. This helps farmers to increase yield whilst not damaging the environment. Over 6,800 farms across Africa, USA, Australia and New Zealand use MyFarmWeb, and we are excited about the potential of further expansion of this platform. Creating smarter cities With 55% of the world’s population living in cities6, digitalisation can play a key role in tackling many of our cities’ most pressing challenges. Acting as a close partner with municipal governments, Vodafone’s data platform and extensive IoT solutions help to make cities smarter by, for example, intelligently managing energy use and pollution right across the built environment. They can also protect citizens and businesses from crime more effectively and safeguard vulnerable citizens in their homes. This year, Vodafone Spain continued work with the Sevilla municipal government to integrate the Vodafone Smart Cities Platform to monitor its services. The Security Vertical service, for example, monitors visitor flows and, by integrating different sources of anonymised and aggregated data with analytical capabilities, can help identify security risks. Smart management of parking, water use, waste collection, energy, and air quality are also being piloted. Digital Society Notes: 1. Customers connected to our next-generation networks include active 4G and 5G customers, as well as customers connected to fixed networks with speeds higher than 30Mbps. 2. OECD, 2020. 3. Vodafone Business investor day, 2021. 4. Food and Agriculture Organization (FAO), 2017. 5. Eurostat, 2021. 6. World Bank, 2019. 41 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Connectivity: We want everyone – whoever they are and wherever they live – to have access to reliable and affordable internet. Digital innovations: We will build digital innovations such as IoT solutions and digital platforms like M-Pesa to contribute to the sustainable development across a range of sectors including manufacturing, transport, health, agriculture, education and energy. Partnerships: We are building new models of cooperation between business, governments, international organisations and civil society to deliver process and scale, for example to connect the unconnected. Through connectivity infrastructure, digital innovations and partnerships, we deliver impact across many of the SDGs: We enable inclusive and sustainable digital societies Vodafone is committed to accelerating connectivity and digitisation in order to meet the United Nations’ Sustainable Development Goals (SDGs) by 2030. We have identified two priority SDGs (SDG9 build resilient infrastructure and innovation, and SDG17 strengthen the means of implementation and partnerships for sustainable development) that will enable us and our partners to find lasting solutions to social, economic and environmental challenges and thereby accelerate the delivery of many other SDGs. We contribute to the Sustainable Development Goals The UN Sustainable Development Goals (‘SDG’s) provide a blueprint for human progress and a clear call to action for businesses to contribute to a better future. The COVID-19 crisis has posed a huge challenge to society and has led to a reversal of progress on a number of SDGs: for example, over 100 million1 additional people have been pushed into extreme poverty, 1.6 billion2 children have missed school during the last year and the pandemic has widened gender inequalities. Digital technology can help accelerate progress towards delivering the SDGs as society builds back better. Vodafone is committed to playing our role and we believe we can increase the speed and scale of delivery across a wide number of SDGs through leveraging our technology and services, and through partnering with others. Notes: 1. World Bank, 2020. 2. World Bank, 2021. Revolutionising healthcare The need for a fast response to the health crisis has accelerated the digitalisation of healthcare, which will also mean national healthcare systems will be in a better place to address the backlog that the COVID-19 crisis has created in a more cost efficient and faster way. Vodafone’s connectivity services and platforms include: – – Connected (IoT) wearable or implanted devices, which allow patients to be monitored as they recover at home while healthcare professionals can monitor and treat more patients; – – Artificial Reality and robotics to aid surgeries and remote expert support, increasing both the quality of care delivered through digital assistants and access to healthcare for more people; – – Large-scale device (IoT) connectivity within hospitals, enabling monitoring and optimal allocation of limited resources, such as beds, medical devices and even hospital staff; and – – Auxiliary robotics, which have the future potential to take care of non-patient-facing work in hospitals, such as cleaning and restocking, so that doctors and nurses can spend more time with patients. In Greece, we have implemented the Vodafone Telemedicine Programme, an end-to-end telemedicine care system to support patient management, monitoring and clinical care. Since launching in 2013, more than 500 doctors have been trained in the programme and over 51,000 virtual appointments were conducted. Almost 75% of patients reported a reduction in the number of hospital visits and 90% of doctors thought that the greatest benefit was the ability to deliver better quality care to their patients. Over the last year, Vodafone has played a significant role in supporting government responses to the COVID-19 health crisis. For example, across Europe, Vodafone provided connectivity to emergency hospitals. In Spain, we connected 500 wireless IoT alarms by beds in the largest field hospital in Madrid. In South Africa, our subsidiary Mezzanine, provided a PPE stock visibility solution to 350 hospitals to monitor and optimise the stock of 3,500 facilities spread across the country. Purpose (continued) Governance Financials Other information 42 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report

Responsible business To underpin the delivery of our purpose, we ensure that we operate in a responsible way. Acting ethically, lawfully and with integrity is critical to our long-term success. Our Code of Conduct sets out what we expect from every single person working for and with Vodafone, regardless of location. We also expect our suppliers and business partners to uphold the same standards and to abide by our Code of Ethical Purchasing. Our ‘Doing What’s Right’ training and communication programme is key to embedding a shared understanding of the Code of Conduct across Vodafone. Throughout the year, Doing What’s Right training communications promoted different areas of our Code of Conduct, including Speak Up, anti-bribery and privacy to competition law, security, and health and safety. Training on our Code of Conduct is included in our standard induction processes for new employees. We expect every employee to complete refresher training when assigned, and this is typically every two years. Of those employees assigned induction or refresher training during the period, 84% had completed the training as at 31 March 2021. A new Code of Conduct module was produced and launched to over 34,000 English speaking employees this financial year – with 88% completing it. The module pushes the boundaries of e-learning with high impact video-based scenarios that are designed to reinforce behaviours rather than just give employees information or test knowledge. The course is currently being translated and will be rolled out to the rest of Vodafone over the next year. During the year, we updated our Global policy portal and the digital version of our Code of Conduct. These new tools provide employees easy access to the information and policies that they need. Since launch, 28,000 users accessed our Global policy portal and 25,000 users accessed the new digital Code of Conduct. Our Code of Conduct is well understood throughout Vodafone. In our latest Spirit Beat employee survey, 96% of respondents agreed with the statement “Our team lives by the Code of Conduct”. Speak Up Everyone who works for or on behalf of Vodafone has a responsibility to report any behaviour at work that may be unlawful or criminal or could amount to an abuse of our policies, systems or processes and therefore a breach of our Code of Conduct. Employees are able to raise concerns with a line manager, with a colleague from human resources or through our confidential third-party hotline – Speak Up – accessible online or by telephone. Speak Up operates under a non-retaliatory policy, meaning that everyone who raises a concern in good faith is treated fairly, with no negative consequences for their employment with Vodafone, regardless of the outcome of any subsequent investigation. All Speak Up reports are confidentially investigated by local specialist teams, with a senior team in place to triage reports. Each grievance is formally and robustly investigated and is monitored to verify that any corrective action plan or remediation has been conducted. Our Group Risk and Compliance Committee reviews the effectiveness of the Speak Up process, and the Audit and Risk Committee receives periodic updates. Our employees trust our Speak Up process, as evidenced by our latest Spirit Beat survey, with 87% of respondents agreeing that they believe appropriate action would be taken as a result of using our Speak Up process. We also track the proportion of ‘named’ versus ‘anonymous’ reports as a higher number of named reports suggests higher levels of trust in the Speak Up process. During the year, 64% of reports were ‘named’ and this was higher than available industry benchmarks. This year, 623 separate concerns were reported using Speak Up. Speak Up reports could relate to matters of unlawful behaviour or matters of integrity, such as bribery, fraud, price fixing, a conflict of interest, or a breach of data privacy. Reports could also relate to people issues such as discrimination, bullying or harassment, danger to the health and safety of employees or the public, or potential abuses of human rights. If we decide to proceed with an investigation, a qualified expert will investigate, keeping the person who raised the concern informed throughout the process. Where reports made to Speak Up require remedial action, this could include consequences at the individual level, or changes to internal processes and procedures. Speak Up topics raised during the year Topic Speak Up reports Requiring remedial action People issues 47% 28% Integrity 41% 35% Other (e.g. breach of policies) 11% 41% Health and safety 1% 33% Speak Up is also made available to our suppliers and is communicated through our Code of Ethical Purchasing. For suppliers that decide to maintain their own grievance mechanisms, we require that they inform us of any grievances raised relating to work done on behalf of Vodafone directly. Protecting data Millions of people communicate and share information over our networks, enabling them to connect, innovate and prosper. Customers trust us with their data and maintaining this trust is at the heart of everything we do. Data privacy We believe that everyone has a right to privacy wherever they live in the world, and our commitment to our customers’ privacy goes beyond legal compliance. As a result, our privacy programme applies globally, irrespective of whether there are local data protection or privacy laws. Our privacy management policy is based on the European Union General Data Protection Regulation (‘GDPR’) and this is applied across Vodafone markets both inside and outside the European Economic Area. Our privacy management policy establishes a framework within which local data protection and privacy laws are respected and sets a baseline for those markets where there are no equivalent legal requirements. 43 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

We always seek to respect and protect the right to privacy, including our customers’ lawful rights to hold and express opinions and share information and ideas without interference. At the same time, as a licensed national operator, we are obliged to comply with lawful orders from national authorities and the judiciary, including law enforcement. Privacy risks As data volumes continue to grow and regulatory and customer scrutiny increases, it is more important than ever to be clear on the privacy risks we face, as well as how our policies and programmes can mitigate these risks. We separate data privacy risk into three main areas of risk: – – Collection: collection of personal data without permissions or excessive collection of data; – – Access & Use: use of personal data for unauthorised purposes, excessive data retention or poor data quality; and – – Sharing: unauthorised disclosure of personal data, including supplier non-compliance. To help us identify and manage emerging risks, we constantly evaluate our business strategy, new technologies, products and services as well as government policies and regulation. Privacy principles Our privacy programme governs how we collect, use and manage our customers’ personal data to ensure we respect the confidentiality of their communications and any choices that they have made regarding the use of their data. Our privacy programme is based on the following principles: – – Accountability: We are accountable for living up to our commitments throughout Vodafone and with our partners and suppliers. – – Privacy by design: Respect for privacy is a key component in the design, development and delivery of our products and services. – – Fairness and lawfulness: We comply with privacy laws and act with integrity and fairness. We also actively engage with stakeholders, including civil society, academic institutions, industry and government, in order to share our expertise, learn from others, and shape better, more meaningful privacy laws and standards. – – Openness and honesty: We communicate clearly about our actions that may impact privacy. We ensure our actions reflect our words and we are open to feedback. – – Choice and access: We give people the ability to make simple and meaningful choices about their privacy and allow individuals, where appropriate, to access, update or delete their personal data. – – Responsible data management: We apply appropriate data management practices to govern the processing of personal data. We carefully select external partners and we limit disclosure of personal data to what is described in our privacy notices or to what has been authorised by our customers. We also ensure personal data is not stored for longer than necessary or as is required by applicable laws and to maintain accuracy of data. – – Security safeguards: We implement appropriate technical and organisational measures to protect personal data against unauthorised access, use, modification or loss. – – Balance: When we are required to balance the right to privacy against other obligations necessary for a free and secure society, we work to minimise privacy impacts. Using customer data We want to enable our customers to get the most out of our products and services. In order to provide these services, we need to use our customers’ personal information. We are committed to looking after our customers’ data, using it for its stated purpose, and we are always open about what we collect. Key uses of customer data are outlined below. – – Provision of services: We process customer personal data to provide our customers with the products and services they have requested, to fulfil our contractual and legal obligations, and to provide customer care. To provide our services and to charge our customers the correct amount, we must process communications metadata regarding calls, texts and data usage. – – Quality, development and security of services: We monitor the quality and use of our connectivity and other services so that we can continually improve and optimise them. This information also helps detect and prevent fraud, as well as keep our networks and services secure. We also do not sell data tied to specific individuals to third parties. – – Marketing: With customer permission, we will use customer data to market our products and services and provide more accurate recommendations. This means we can present our customers with offers when they need them most; for example, when they are about to run out of data. – – Permissions: Our multi-channel permission management platforms, deployed across all our channels (MyVodafone app, website, call centres and retail stores) allow our customers to control how we use their data for marketing and other purposes. For example, customers can express their opt-in consent to the use of their communications metadata for marketing purposes or for receiving third-party marketing messages, or they can opt-out from marketing entirely. All permissions can be revoked and choices can be changed at any time. – – Rights of individuals: Our businesses provide their customers with access to their data through online and physical channels. These channels can be used to request deletion of data that is no longer necessary or correction of outdated or incorrect data. Our customer privacy statements and other customer facing documents provide information on how these rights can be exercised and how to raise complaints. Our frontline staff are trained to respond to the customers’ requests. – – Sharing of data: Where we rely on external suppliers and service providers to process data on our behalf, they are subject to security and privacy due diligence processes, and appropriate data processing agreements govern their activities. We do not share customers’ personal data otherwise, unless required by law or with the consent of the customer. Each local market publishes a Privacy Statement to provide clear, transparent and relevant information on how we collect and use personal data, what choices are available regarding its use and how customers can exercise their rights. Operating model Vodafone has an experienced team of privacy specialists dedicated to ensuring compliance with data protection laws and our policies in the countries where we operate. We apply a process-based approach to managing privacy risks across the data life-cycle and teams from across Vodafone ensure end-to-end coverage. Dedicated security teams ensure appropriate technical and organisational information security measures are applied to protect personal data against unauthorised access, disclosure, loss or use during transit and at rest. Read more about cyber security on page 45-47 and 54 Responsible business (continued) Governance Financials Other information 44 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report

All products, services and processes are subject to privacy impact assessments as part of their development and throughout their life-cycle. We maintain Personal Data Processing Records, Supplier Privacy Compliance, Data Breach Management and Individual Rights processes, as well Internal and International Data Transfer compliance frameworks, and training and awareness programmes. Our teams monitor and influence regulatory and industry developments and work to build and maintain relationships with local data protection authorities and other key stakeholders. Our privacy control frameworks are subject to continuous risk-based improvements. In addition to introducing updates to our global privacy controls, we also require every employee and where possible contractors, to complete privacy-specific training within six weeks of joining and then every two years. We have also refined training for high-risk roles aimed at teams with a key role in personal data processing. With this approach we aim to achieve a 90% completion rate on both types of training across all target groups across our global footprint. The effectiveness of control implementation is subject to regular reporting and testing by the privacy teams and internal audit. Any findings are subject to remedial actions by the responsible control operator, and completion is monitored. Governance The Group General Counsel and Company Secretary, a member of the Group Executive Committee, oversees the global privacy programme. The Group Privacy Officer, reporting to the Group General Counsel, is responsible for managing and overseeing the privacy programme on a day-to-day basis across the markets and provides regular status reports to Group General Counsel and Company Secretary and an annual update to the Group Audit and Risk Committee. Whilst each employee is responsible for protecting personal data they are trusted with, accountability for compliance sits with each operating company. A member of the local executive committee oversees the local implementation of our privacy programme. Each operating company also has a dedicated privacy officer, privacy legal counsel and other privacy specialists. Local privacy officers provide reports to the Group Privacy Officer throughout the year. The Privacy Leadership team brings together Group and local privacy officers. It approves new standards and guidelines and monitors the implementation of global privacy plans. Operating companies also maintain privacy steering committees that bring together privacy and security teams and senior management from relevant business functions. Privacy incidents We have a strong culture of data privacy and our assurance and monitoring activities are capable of identifying potential issues before they materialise. However, during the financial year, Vodafone was fined a combined €20 million for separate data privacy issues in Italy, Spain and Romania. The fines in Italy and Spain related to Vodafone’s use of third-party marketing agencies, some of which had conducted direct marketing activities towards people who had opted-out. These activities were in violation of existing supplier agreements. In limited instances, there were also delays and issues in adding people to opt-out lists as a result of human and system errors, as well as related fraudulent activities which Vodafone reported to the relevant authorities. In addition, we received a fine in Spain due to a supplier’s sub-contractor’s non-compliance with international data transfer rules. The fine in Romania related to a delayed response to a subject access request. Our rules on telesales have been reviewed and compliance with these rules is subject to increased assurance and monitoring. Where necessary, improved controls have been introduced to monitor and enforce suppliers’ compliance. Such measures include, for example, introduction of tools to automatically prevent or detect calls to opted-out customers, verification that commission is only paid for authorised calls, enforcement of contractual penalties for non-compliance, and discontinuation of contracts with a number of suppliers. For detail on how we respond to a data breach, refer to the cyber security section on page 46 Location Insights Vodafone provides anonymous and aggregated insights which are based on network location data to our public sector and business customers. The Location Insights product harnesses the power of anonymised geospatial movement data of our customers to give organisations adopting the product a better understanding of how populations move in space and time, all while protecting the privacy of our customers. These insights are being used by Vodafone Business customers for transport or retail planning purposes as cities and urban areas become ‘smart’. It is important to note that once we have aggregated and anonymised customer-level data, individual customers cannot be identified or targeted with personal advertisements. Our customer privacy statements are open and transparent about this use of data and we allow customers to opt-out. Anonymous and aggregated location insights were also shared with government authorities to help them understand how populations moved during the COVID-19 pandemic. These initiatives were subject to detailed privacy assessments. Our Location Insights product received an honourable mention by the International Association of Privacy Professionals in 2018 for the most innovative privacy safeguarding product. Cyber security Our purpose is to enable connectivity in society and as a provider of critical national infrastructure we recognise the importance of cyber and information security. No organisation, government or person will ever be fully immune to cyber-attacks; however, the telecommunications industry is faced with a unique set of risks as we provide connectivity services and handle private communication data. Our networks connect millions of people, homes, businesses and things to each other and the internet. The security of our networks, systems and customers is a top priority and a fundamental part of our purpose. Our customers use Vodafone products and services because of our next-generation connectivity, but also because they trust that their information is secure. Identification of vulnerabilities & risks Cyber security is a principal risk. We recognise that if not managed effectively, there could be major customer, financial, reputation or regulatory impacts. Risk and threat management are fundamental to maintaining the security of our services across every aspect of our business. We separate cyber security risk into three main areas of risk: – – External: Attackers and criminals targeting our systems, networks, or people to conduct malicious attacks; – – Insider: Accidental leakage of information or malicious misuse of access privileges by our employees; and – – Supply chain: A supplier is breached or used as a conduit to gain access to our systems, data or people. To help us identify and manage emerging and evolving risks, we constantly evaluate and challenge our business strategy, new technologies, government policies and regulation, and cyber threats. We conduct regular reviews of the most significant security risks affecting our business and develop strategies to detect, prevent and respond to them. Our cyber security approach focuses on minimising the risk of cyber incidents that affect our networks and services. 45 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Understanding the threat landscape is key to managing cyber risk. Over the course of the year, two of the biggest cyber security threats faced by all organisations significantly increased – phishing and ransomware attacks. Cyber criminals exploited the emotion and uncertainty associated with the pandemic to deceive users into engaging with malicious emails or pay a sum of money to regain access to systems. Cyber criminals also increasingly targeted smaller suppliers to large organisations as a way to more easily compromise their targets. Organisations across all industries also continued to experience other forms of threats, such as sophisticated espionage attempts and the exploitation of unpatched vulnerabilities. Controls Controls can prevent, detect or respond to risks. Most risks and threats are prevented from occurring and most will be detected before they cause harm and need a response. A small minority will need recovery actions. We use a common global framework called the Cyber Security Baseline and it is mandatory across the entire Group. The baseline includes key security controls which significantly reduce cyber security risk, by preventing, detecting or responding to events and attacks. Our framework was initially developed based on an international standard mapped to our key risks in the way that provides the most comprehensive protection. Each year, we review the framework in the light of changing threats and create new or enhanced controls to counter these threats. A dedicated assurance team reviews and validates the effectiveness of our security controls, and our control environment is subject to regular internal audit. The security of our global networks is also independently tested every year to assure we are maintaining the highest standards and our controls are operating effectively. We maintain independently audited information security certifications, including ISO 27001, which cover our global technology function and 15 local markets. We also comply with local requirements or certifications and actively contribute to consultations and debates with regard to laws and regulations that aim to improve and assure the security of communications networks. Read more on our identification of cyber threat and information security risks on page 54 New technologies We adopt new technologies to better serve our customers and gain operational efficiency. For every technology programme, new or existing, we follow our Security by Design process, evaluating suppliers’ hardware and software, modelling threats and understanding the risks before designing and implementing the necessary security controls and testing them. Every new mobile network generation has brought increased performance and capability, along with new opportunities in security. 5G improves existing security, with additional protection against threats such as location tracking, call or message interception and modification of network traffic. Similarly, 5G includes enhanced features to protect signalling between different operators’ networks, which helps prevent tracking or interception while roaming. Vodafone is working at pace to embed these new security features into our 5G network deployments. Getting the right security by design across all operators is vital as 5G and other mobile technologies will connect billions of devices. Vodafone has helped establish the GSMA IoT Security Guidelines, and the accompanying self-assessment scheme. Where we work with partners or third parties to build and deploy IoT solutions, we also advocate the approach co-developed between Vodafone and Consumers International, as seen in their publication of the Consumer IoT Trust by Design Guidelines. We also track and monitor potential future threats to our networks, systems and customers, such as quantum computing and its effect on encryption. While such a risk is not specific to Vodafone, we have started work to address the potential negative effects and maintain a robust level of encryption that is quantum safe within our network and systems. Operating model  We have implemented an operating model based on the leading industry security standards published by the US Department of Commerce, specifically the National Institute of Standards and Technology. We have an international team of over 800 employees who are focused on constantly monitoring, protecting and defending our systems and our customers’ data. We also work with third-party experts and consultants, to maintain specialist skills and continue to follow leading practice. Our scale means we benefit from global collaboration, technology sharing, deep expertise and ultimately have greater visibility of emerging threats. Although the Cyber team leads on detect, respond and recover, preventative and protective controls are embedded across all of our technology and throughout the entire business. T ech & B u s i ness Intern a l Audit Risk & Threat- based Security Assess risk Respond to events Select & Design Controls Deploy Controls Maintain systems, threats & network M easure & Test Set Policy and Standards Se c u rit y b y D e s i g n Cy b e r P revent C y b e r D e fence Detect Iden t i fy P r o t e c t R e s p o n d a n d r e c o v e r Every employee has responsibility for cyber security and must follow the Vodafone Cyber Code, be sensitive to threats and report suspicious activity. Embedded in our Code of Conduct, the Cyber Code is the cornerstone of how we expect all employees to behave when it comes to best practice in cyber security. It consists of seven areas where employees need to follow security good practice. Our cyber security awareness programme is delivered digitally via our internal social media platform, videos and webinars. In addition, we perform regular phishing simulations to raise awareness and train employees. In the last year we sent 161,000 simulated phishing emails across 23 markets and Group functions, and employee reporting improved during 2020. We have also performed incident simulations for the senior management team in all markets and the main Group functions. These simulations allowed the CEOs and their teams to experience what a real incident is like and exercise their responsibilities, as well as identifying areas for improvement in internal processes. Responsible business (continued) Governance Financials Other information 46 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report

Governance The Group’s Chief Technology Officer is the Executive Committee member responsible for managing the risks associated with cyber threats and information security. The Vodafone Cyber Security Director is responsible for managing and overseeing the cyber security programme on a day-to-day basis and reports to the Chief Technology Officer. Cyber threats and information security are a major area of focus for the Audit and Risk Committee and detailed updates including threat landscape, risk position and security programme progress are provided at least twice a year. The Board is also regularly updated on cyber security matters. Read more on our identification of cyber threat and information security risks on page 54 Cyber incidents As a global connectivity provider, we are subject to cyber threats, which we work to identify, block and mitigate with our robust control environment without any impact. Where a security incident occurs, we have a consistent incident management framework and an experienced team to manage our response. The focus of our incident responders is always fast risk mitigation and customer security. We actively engage with stakeholders, including academic institutions, industry and government, in order to protect Vodafone, respond to cyber threats and work together to share best practice. Given our expertise and extensive experience, we also engage with a wide range of organisations to help improve the understanding of cyber security thinking and practice, and contribute to public policy, technical standards, information sharing and analysis, risk assessment, and governance. In the event of a cyber breach, disclosure is made in line with local regulations and laws, and based on a risk assessment considering customers, law enforcement, relevant authorities and our external auditor. The European Union’s General Data Protection Regulation (‘GDPR’) provides a framework for notifying customers in the event there is a loss of customer data as a result of a data breach and this framework is a baseline across all our markets. Vodafone holds cyber liability and professional indemnity insurance policies and these policies may cover the costs of an information security breach, in whole or in part. In December 2020, ho. Mobile, a second brand in Italy, suffered a data breach and part of a database holding customer data was accessed by a third-party; no financial information, passwords, or mobile traffic data relating to calls, texts or web activity was involved. We utilised our existing global incident management framework. Ho. Mobile took a proactive approach and immediately informed affected customers and regulators, enhanced security protections, remotely reissued SIM serial numbers to prevent any misuse, and offered free replacement SIMs to the entire customer base. Ho. Mobile also notified local law enforcement and made the required disclosures to the Italian Data Protection Authority. Ho. Mobile uses distinct and separate IT systems to Vodafone Italy and the rest of the Vodafone Group. Vodafone classifies security incidents according to severity, measured by business and customer impact. The highest severity category corresponds to a significant data breach or loss of service caused by the incident. In the past financial year, the only such incident was the ho. Mobile incident discussed above. Protecting people Wherever we operate, we have an opportunity to contribute to the advancement of fundamental rights for our customers, colleagues and communities. We are also conscious of the risks associated with our operations and we work hard to mitigate negative impacts, ensuring we keep people safe. Health and safety Keeping our people safe is one of the most important responsibilities we hold as an employer. Our ongoing focus is to create a safe working environment for everyone working for and on behalf of Vodafone and the communities in which we operate. We want everyone working with Vodafone to return home safely every day. Our health and safety framework provides a consistent approach to safety leadership, planning, performance monitoring, governance and assurance. Our commitment to safety does not differentiate between employees, contractors and suppliers, all of whom benefit from the same focus on preventing harm, both on worksites and when working or moving between sites. Health and safety risks We focus our initiatives on our top health and safety risks, which continue to account for the majority of reported incidents and remain a focus area globally: occupational road risk; falls from height; working with electricity; and fibre operations. Road traffic incidents continue to be the primary cause of major injuries and fatalities reported globally, accounting for 60% of all reported incidents within Vodafone. As a result, we have included a specific requirement to focus on road safety and driver behaviour within our health and safety strategy and annual objectives. In addition, local market road risk controls are reviewed as part of our internal assurance plans. In recognition of our top risks, we have established the ‘Vodafone Absolute Rules’. These rules focus on risks that present the greatest potential for harm for anyone working for or on behalf of Vodafone. The Absolute Rules are clear and underpinned by a zero-tolerance approach to unsafe behaviours in all of our businesses. The Absolute Rules must be followed by all Vodafone employees and contractors, as well as our suppliers’ employees and contractors. In the most recent Spirit Beat survey, 96% of employees agreed that the Absolute Rules are taken seriously at Vodafone. Leadership engagement The importance of senior leadership and commitment to health and safety remains key to our approach. Our senior leaders are actively engaged, carrying out regular site tours throughout the year. Despite the restrictions imposed by COVID-19, our senior leaders have continued to carry out tours virtually, recognising the importance of connecting with teams and critical workers as they continued to maintain our networks, work in our retail stores and on customer sites. Health and safety governance Health and safety is managed through a global safety framework, which includes the monitoring and assessing of risks, setting targets, reviewing progress and reporting performance. Our health and safety management system is based on international standards for occupational health and safety, is aligned to internationally recognised best practice, and always meets local requirements at a minimum. In addition, some of our local markets have chosen to undergo certification to OHSAS 18001 or ISO 45001, the international standard for occupational health and safety. Our operations in Albania, Egypt, Greece, Ireland, Italy and the UK are either certified to OHSAS 18001 or ISO 45001. 47 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

All incidents relating to our top risks and breaches of our Vodafone Absolute Rules are reported and investigated in adherence with timescales contained within our Incident Reporting Standard. We ensure that incidents are investigated thoroughly and appropriate remedial actions and improvements are identified and implemented. We strongly believe in the importance of prevention, however we also believe that incidents should be treated as an opportunity for learning. Health and safety is a high-risk policy and included within our risk and compliance governance programme. Due to restrictions introduced as a consequence of the COVID-19 pandemic, in-country audits have not been possible this year. However, we have updated our risk control matrix to help enhance the effectiveness of our assurance programme, ensuring a single set of standards and mandatory controls which local markets self-assess against. Training This year we introduced our updated health and safety module as part of our mandatory ‘Doing What’s Right’ training. The training module includes a video from our Group Chief Human Resources Officer demonstrating senior-level support for our Vodafone Absolute Rules. Every employee must complete the training within six weeks of joining and then typically every two years. During 2021, 47,732 employees working for Vodafone completed the health and safety module. Contractors are required to complete separate training relevant to their role and position. Furthermore, each local market is responsible for delivering health and safety training which supports the development of appropriate safety leadership skills, behaviours and identification of health and safety risks. Additional training is specific to an individual’s role and aligned to each market’s local safety legislation. Key performance indicators We have a global set of key performance indicators as part of our safety framework, which are reported monthly to our Executive Committee, and bi-annually to our Board: – – Number of fatalities; – – Number of employee lost time incidents; and – – Number of top safety risks, including breaches of our Absolute Rules. After a thorough investigation, we record all fatal incidents related to our operations where we conclude that our controls were not operating as effectively as required and may have prevented the incident from occurring. We also consider circumstances where if our controls could have reasonably been enhanced, the outcome could have been different. Each fatality is presented for review, chaired by the Group Chief Human Resources Officer. We also share any lessons learned from each fatality across the relevant Group functions. Any injury is one too many and any loss of life related to our operations is unacceptable. It is therefore with great regret that there was sadly one recordable fatality during the year – a road traffic incident involving a member of the public in Mozambique. A thorough investigation was overseen by the respective local market Chief Executive, who is responsible for ensuring that the causes of the incident are widely understood and that any necessary corrective actions are implemented. This incident further reinforces our ongoing focus to reduce the number of road risk related incidents, with a focus on our road safety initiatives and awareness campaigns within our local communities. We track and investigate incidents relating to our top risks and breaches of our Vodafone Absolute Rules. During the year, 621 breaches of our Vodafone Absolute Rules and 1,211 incidents relating to our top risks were recorded. Each incident is investigated and we seek to identify the root cause and ensure suitable corrective action is taken where necessary. An investigation into each incident is conducted at a scale proportionate to the indicative level of risk. Lost-time incidents (‘LTI’) is the term we use when an employee is injured while carrying out a work-related task and is consequently unable to perform his or her regular duties for a complete shift or period of time after the incident. Of the seven incidents, five were attributed to slips, trips or falls in and around the workplace and two were vehicle-related. Key Performance Indicators 2021 2020 Work-related injuries or ill health (excluding fatalities) Employees 7 33 Suppliers’ employees/contractors 24 21 Lost-time incidents (‘LTI’) Number of lost-time employee incidents 7 33 Lost-time incident rate per 1,000 employees 0.06 0.35 Total recordable fatalities Employees 0 0 Suppliers’ employees/contractors 0 1 Members of the public 1 2 COVID-19 Our response to the COVID-19 pandemic has prioritised the safety and wellbeing of our people from the outset. This includes a variety of initiatives deployed across markets, tightly coordinated by the COVID-19 Business Continuity Plan programme management team, chaired by the Chief Human Resources Officer. Throughout the pandemic, we have closely observed World Health Organization (‘WHO’) recommendations and control measures, which complement our internal COVID-19 plans, instructions and communications. WHO controls and guidance were implemented as a minimum across all our markets. A limited number of positive COVID-19 cases amongst employees were reported during the year. All positive cases are reviewed to identify any themes, such as locations or functions requiring additional focus to ensure controls are adequate, or if they require strengthening. The majority of our employees (95%) continued to work effectively and safely from home during the year and we continue to monitor the situation. Local requirements and rules differ across our markets and in some countries, there are regional variations. This adds to the complexity as markets review control measures and plans that enable the safe return of employees, contractors and suppliers back to their workplaces. As we continue to manage through the pandemic, we have committed to the following to support our employees: – – All our employees will have access to physical, mental health and wellbeing support. – – We will continue to be flexible with our policies as required by local conditions while exploring other policies that we could adjust/ implement to support employees. – – Digital learning will be available to all our employees and their families. – – Local plans will ensure all our employees have a safe place to work, whether they are working on site or at home. We will enable employees to access our offices whenever possible, if that is required to better protect their personal safety. As we maintain our guidance for employees with underlying health conditions, we will ensure they are able to engage and connect with their teams productively. We will continue to listen to our employees and ensure they are consulted as part of any plans to return to the workplace. We remain confident that our current controls remain appropriate to look after the health, safety and wellbeing of our people and suppliers who work on our sites, however will continue to assess and monitor the risks and follow local market health authority requirements as a minimum. Read more about employee wellbeing on page 22 and 35-37 Responsible business (continued) Governance Financials Other information 48 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report

Mobiles, masts and health The health and safety of our people, customers and the wider public is a priority for Vodafone. We always operate our mobile networks strictly within national regulations, which are typically based on, or go beyond, international guidelines set by the independent scientific body, the International Commission for Non-Ionizing Radiation Protection (‘ICNIRP’). In March 2020, the ICNIRP confirmed that there are no adverse effects on human health from mobile networks, including from 5G frequencies if exposure is within their guidelines. This followed an extensive review of scientific studies published during the last 20 years. As well as complying with national regulations, where Vodafone markets have rolled out 5G we have implemented a “Smart PowerLock” (‘SPL’) feature. This innovative technology, designed for use with adaptive antennas used for 5G, ensures that the transmitted radio frequency power of the antenna is always below a threshold when averaged over a predefined time window. This guarantees compliance with electromagnetic field (‘EMF’) regulations under all possible operating conditions for 5G sites. Currently, all our markets that have rolled out 5G have activated the feature in some or all radio sites. During the last year, we have demonstrated the feature to regulators, to evidence compliance with EMF regulations. The feature has been accepted as effective, even in those markets (such as Italy) where EMF regulations are stricter than international science-based guidelines. COVID-19 At the start of the COVID-19 crisis, it was regrettable that unproven, unsubstantiated theories circulating primarily on social media incited individuals to damage masts and base stations in a number of countries. The levels of misinformation alleging links between COVID-19 and 5G has reduced considerably in Europe over the past year. This is due to improved government public health communications; effective policing from both law enforcement and regulators; improved public education; and social media platforms taking action. We have supported all these actions, both at a global level and in markets where the misinformation has encouraged criminal action. Vodafone markets have used a common strategy to rebut the misinformation and condemn arson attacks on our base stations. The most recent wave of misinformation and criminal damage was in South Africa, in January 2021. By reacting swiftly in partnership with other operators, and providing clear messages that there is no scientific evidence to link the spread of COVID-19 to 5G, we limited further damage. Science monitoring There has been scientific research on mobile frequencies for decades. Scientific reviews have made a vital contribution to establishing industry guidelines and standards. We follow the results of these independent expert reviews to understand developments in scientific research related to mobile devices, base stations and health. We consider the opinions of panels commissioned by recognised national or international health agencies such as the World Health Organization (WHO), the European Commission’s Scientific Committee on Health, Environmental and Emerging Risks (SCHEER) and the International Commission on Non-Ionizing Radiation Protection (ICNIRP). Operating model We have robust governance mechanisms in place and conduct regular compliance assessments to ensure that our masts and devices meet the standards set by the Group policy and national regulations. We also conduct network measurements and calculations of EMF exposure from the network masts, and review the test reports we receive on EMF testing on devices. With travel restrictions due to the COVID-19 crisis, we have found new and innovative ways to carry out remote checks on labs that carry out EMF tests on devices. With the use of cameras and one on-site resource, we have successfully checked four labs in China remotely and audited one European lab in person as normal. Human rights We want to make sure that we have a positive impact on people and society and bring human rights into everything we do. As a global telecommunications provider, we acknowledge that we can be faced with human rights challenges. Human rights risks As a telecommunications operator, our most significant human rights risks relate to our customers’ rights to privacy and freedom of expression. This is because governments in the countries where we operate have the legal right, under certain circumstances, to impose limits on their citizens’ ability to access and use digital networks and services, or to request lawful interception of citizens’ communications. Governments exercise this right through operators’ licence requirements. These requirements can vary significantly from country to country. Our Freedom of Expression principles, Privacy Management Policy and Law Enforcement Assistance Policy set out our approach to managing these risks. Our approach We conduct due diligence to help make sure that we respect human rights. This year, we assessed our approach to children’s rights by piloting UNICEF’s draft revised Mobile Operators Children’s Rights Impact Assessment tool. We found areas of good practice, such as the wide range of programmes that use technology to support the realisation of children’s rights. But there is still more to do to make sure our internal policies consistently reflect our commitment to children. We also commissioned external expert guidance on heightened due diligence needed when operating in higher-risk countries such as those affected by conflict. For example, risks to free expression can be particularly pronounced in countries which are politically unstable or going through a time of transition such as an election. Governance The Group’s External Affairs Director oversees Vodafone’s human rights programme and is a member of the Executive Committee. A senior human rights manager manages our programme, with the support of a cross-functional internal Human Rights Advisory Group, comprising senior managers responsible for: privacy, security, responsible sourcing, and diversity and inclusion, amongst others. We report regularly on our progress to the Reputation and Policy Steering Committee. Collaboration Global business’ understanding of human rights impacts continues to mature. We play our part in the debate by collaborating and learning from others to improve our approach: we are an active member of the Global Network Initiative, alongside other initiatives such as the United Nations B-Tech Project which convenes business, civil society and government to advance implementation of the UN Guiding Principles in the tech sector. 49 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Responsible supply chain We spend approximately €24 billion a year with around 10,500 direct suppliers around the world to meet our businesses’ and customers’ needs. The majority of our external spend is with suppliers that provide us with network infrastructure, IT and related services, fixed lines, mobile masts and data centres that run our networks. Supply chain risks The main areas of risk in our supply chain relate to three key areas: health and safety matters related to non-compliant fire safety measures; excessive working hours due to needing better demand management; and environmental matters related to non-compliant chemical storage and lack of carbon reduction programmes. This year they made up 74% of all non-compliances found in our supply chain through our assessments. Suppliers that do not meet our standards are provided with a corrective action plan to address any areas for improvement and are required to submit evidence that this has been completed. Policy Every supplier that works for Vodafone is required to comply with our Code of Ethical Purchasing. These commitments extend down through the supply chain so that a supplier with which we have a direct contractual relationship (Tier 1 supplier) in turn is required to ensure compliance across its own direct supply chain (Tier 2 supplier from Vodafone’s perspective) and beyond. The Code of Ethical Purchasing is based on international standards including the Universal Declaration of Human Rights and the International Labour Organization’s Fundamental Conventions on Labour Standards. It stipulates the social, ethical, and environmental standards that we expect, including areas such as child and forced labour, health and safety, working hours, discrimination and disciplinary processes. Our approach When new suppliers tender for work, they are asked to demonstrate policies and procedures that support safe working, diversity in the workplace and to address carbon reduction, renewable energy, plastic reduction, circular economy and product life-cycle which account for up to 20% of the overall evaluation criteria. Suppliers are assessed on their commitment and performance towards diversity & inclusion (5%), the environment (5%) and health & safety (10%) in categories where there is a safety risk. Our requirements are backed up by risk assessments, audits and operational improvement processes, which are included in suppliers’ contractual commitments. Some site audits are conducted under the Joint Audit Cooperation (‘JAC’) initiative, an association of telecommunications operators established to improve ethical, labour and environmental standards in the ICT supply chain, which Vodafone chairs. This year, 76 site assessments were conducted (either by Vodafone or through JAC). Vodafone has continued to promote Trust Your Supplier (‘TYS’). This is a cross-industry initiative that utilises block chain and external verifiers to evaluate supplier compliance against a number of risk areas. This increases the accuracy of vetting compliance for our supply base and also means suppliers only need to go through the process once. We have a target to on-board over 50% of suppliers by total spend onto the TYS solution by the end of FY22. We currently have 7% of suppliers by total spend on-boarded, with a further 25% already having confirmed they will on-board over the next year. We report on our approach to preventing modern slavery and human trafficking in our business and supply chain in our annual Modern Slavery Statement. Governance The Group Chief Financial Officer oversees our supply chain and is a member of the Executive Committee and Board. Reporting to the Chief Financial Officer, the Chief Executive Officer of the Vodafone Procurement Company is responsible for the implementation of our Code of Ethical Purchasing. Progress is reported regularly to the Vodafone Procurement Company Board meeting. Procurement is a highly centralised function within the business and approximately three quarters of our external spend is managed by VPC. This enables us to maintain a consistent approach to supplier management and makes it easier to monitor and improve supplier performance across our markets. Business integrity We are committed to ensuring that our business operates ethically, lawfully and with integrity wherever we operate as this is critical to our long-term success. Tax and economic contribution As a major investor, taxpayer and employer, we make a significant contribution to the economies of all the countries in which we operate. In addition to direct and indirect taxation, our financial contributions to governments also include other areas such as radio spectrum fees and auction proceeds. Tax transparency Our most recent tax report sets out our total contribution to public finances on a cash-paid basis for both 2019 and 2020. In 2020, we contributed – directly and indirectly – more than €12.4 billion to public finances worldwide, compared with €12.7 billion in 2019. The year-on- year decrease was due to lower direct taxes outside of Europe and currency devaluations in some of our markets. In 2020, we paid nearly €2.6 billion in direct taxes, including more than €1.0 billion in corporate income taxes, nearly €2.3 billion via non-taxation based revenue mechanisms, such as payments for the right to use spectrum, and collected €7.5 billion of indirect taxes for governments around the world. Acting with integrity in the creation and execution of our tax strategy, policies and practices is absolutely core to our approach to tax, as is our commitment to transparency. We disclose our financial contributions to governments at a country level, as we believe this is an important way to demonstrate that it is possible to achieve an effective balance between a company’s responsibilities to society as a whole, through the payment of taxes (and other government revenue-raising mechanisms), and its obligations to its shareholders. The information we share aims to help our stakeholders understand our approach, policies and principles. We also share our views on key topics of relevance, including the latest on the taxation of the digital economy, as well as publishing our OECD country-by-country disclosure, as submitted to the UK’s tax authority (HMRC). Our tax report for 2021 will be published in the next year following the submission of our tax returns and payment of all applicable taxes. Responsible business (continued) Governance Financials Other information 50 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report

Anti-bribery and corruption At Vodafone, we support and foster a culture of zero tolerance towards bribery or corruption in all our activities. Our anti-bribery policy Our policy on this issue is summarised in our Code of Conduct and states that employees or others working on our behalf must never offer or accept any kind of bribe. Our anti-bribery policy is consistent with the UK Bribery Act and the US Foreign Corrupt Practices Act, and provides guidance about what constitutes a bribe and prohibits giving or receiving any excessive or improper gifts and hospitality. Any policy breaches can lead to dismissal or termination of contract. Facilitation payments are strictly prohibited and our employees are provided with practical training and guidance on how to respond to demands for facilitation payments. The only exception is when an employee’s personal safety is at risk. In such circumstances, when a payment under duress is made, the incident must be reported as soon as possible afterwards. One of the ways to help the fight against COVID-19 is through charitable donations and contributions, either monetary or in kind. We have issued guidance to all markets and Foundations to assist them in their assessment of different initiatives, to ensure donations are given in line with our policies. To support our approach, Vodafone is also a member of Transparency International UK’s Business Integrity Forum. Governance and risk assessment Our Chief Executive and Executive Committee oversee our efforts to prevent bribery. They are supported by local market chief executives, who are responsible for ensuring that our anti-bribery programme is implemented effectively in their local market. They in turn are supported by local specialists and by a dedicated Group team that is solely focused on anti-bribery policy and compliance. The Risk and Compliance Committee assists the Executive Committee in fulfilling duties with regards to risk management and policy compliance. As part of our anti-bribery programme, every Vodafone business must adhere to minimum global standards, which include: – – ensuring there is a due diligence process for suppliers and business partners at the start of the business relationship; – – completion of the global e-learning training for all employees, as well as tailored training for higher risk teams; and – – using Vodafone’s global online gift and hospitality registration platform, as well as ensuring there is a process for approving local sponsorships and charitable contributions. Engaging employees to raise awareness of bribery risk We run a multi-channel high profile global communications programme, Doing What’s Right, to engage with employees and raise awareness and understanding of the policy. The Doing What’s Right programme also features e-learning training, which includes a specific anti-bribery module. The next module, DWR 3.0, will be launched in 2021 and is a video-based module requiring employees to identify risks they see playing out in the conversations on screen. This will be an engaging and interesting way to raise awareness of bribery risks in the everyday activities of employees. The bribery risks we face are constantly evolving. The table below summarises the principal risk categories and the mitigation measures adopted. Risk Response Operating in high-risk markets We undertake biennial risk assessments in each of our local operating companies and at Group level, so we can understand and limit our exposure to risk. Business acquisition and integration Anti-bribery pre and post due diligence is carried out on a target company. Red flags identified during the due diligence process are reviewed and assessed. Following acquisition, we implement our anti-bribery programme. Spectrum licensing To reduce the risk of attempted bribery, a specialist spectrum policy team oversees our participation in all negotiations and auctions. We provide appropriate training and guidance for employees who interact with government officials on spectrum matters. Building and upgrading networks Our anti-bribery policy makes it clear that we never offer any form of inducement to secure a permit, lease or access to a site. We regularly remind all employees and contractors in network roles of this prohibition, through tailored training sessions and communications. Working with third parties Suppliers and other relevant third parties working for or on behalf of Vodafone, must comply with the principles set out in our Code of Conduct and Code of Ethical Purchasing, as well as have programmes in place to ensure suppliers’ employees and contractors are aware of these policies. Third-party due diligence is completed at the start of our business relationship with suppliers, other third parties and partners. Through their contracts with us, our suppliers, partners and other third parties make a commitment to implement and maintain proportionate and effective anti-bribery compliance measures. We regularly remind current suppliers of our policy requirements and complete detailed compliance assessments across a sample of higher-risk and higher-value suppliers. Select high-risk third parties are trained to ensure awareness of our zero-tolerance policy. Winning and retaining business We provide targeted training for our Vodafone Business and Partner Markets sales teams. In addition, we also maintain and monitor a global register of gifts and hospitality to ensure that inappropriate offers are not accepted or extended by our employees. Assurance Implementation of the anti-bribery policy is monitored regularly in all local markets as part of the annual Group assurance process, which reviews key anti-bribery controls. The assurance programme was modified during the last financial year due to travel restrictions and instead of local market visits, guided self-assessments were undertaken in Albania, Turkey, South Africa, Mozambique and the DRC. There were no emerging or consistent themes from the reviews undertaken and all identified areas for improvement have action plans to improve the control environment and anti-bribery programme. As we adjust our way of conducting assurance to the new environment, the assurance plan for the coming year will include thematic reviews across the key areas of high risk sales intermediaries and representatives and training to high risk employees. Internal Audit will also undertake a programme of audits covering the anti-bribery programme in a number of local markets in Vodafone and Vodacom. 51 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Non-financial information statement The table below outlines where the key content requirements of the non-financial information statement can be found within this document (as required by sections 414CA and 414CB of the Companies Act 2006). Vodafone’s sustainable business reporting also follows other international reporting frameworks, including the Global Reporting Initiative, the SASB Standards, CDP and GHG Reporting Protocol. Reporting requirement Vodafone policies and approach Section within Annual Report Page(s) Environmental matters Planet performance Planet 38-40 Climate change risk Principal risk factors and uncertainties 53-61 Employees Code of Conduct Responsible business and anti-bribery and corruption 43, 51 Occupational health and safety Health and safety 47-48 Diversity and inclusion Workplace equality 36-37 Social and community matters Driving positive societal transformation performance Inclusion for All 34-37 Digital Society 41-42 Stakeholder engagement Stakeholder engagement 12-13 Mobiles, masts and health Mobiles, masts and health 49 Human rights Human rights approach Human rights 49 Code of Ethical Purchasing Responsible supply chain 50 Modern Slavery Statement Responsible supply chain 50 Anti-bribery and corruption Code of Conduct Responsible business 43 Anti-bribery policy Anti-bribery and corruption 51 Speak Up process Responsible business 43 Policy embedding, due diligence and outcomes Purpose, sustainability and responsible business 32-51 Principal risk factors and uncertainties 53-61 Description of principal risks and impact of business activity Principal risk factors and uncertainties 53-61 Description of business model Business model 16 Non-financial key performance indicators Financial and non-financial performance Purpose, sustainability and responsible business 4-5 32-51 UK Streamlined Energy and Carbon Reporting (‘SECR’) In accordance with SECR requirements, this provides a summary of GHG emissions and energy data for Vodafone UK, in comparison with global performance. Global (excluding Vodafone UK) Vodafone UK Scope 1 GHG emissions (m tonnes CO2e) 0.25 0.02 Scope 2 market-based GHG emissions (m tonnes CO2e) 1.06 0.04 Scope 2 location-based GHG emissions (m tonnes CO2e) 1.89 0.14 GHG emissions per petabyte (‘PB’) of mobile data carried (tonnes of CO2e) 122 59 Total energy consumption (GWh) 5,131 701 Non-Financial information Governance Financials Other information 52 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report

Overview of risk governance structure Principal risk factors and uncertainties Board/Audit and Risk Committee Provides oversight for the Vodafone Group Local oversight committees Provide oversight for the local risk management programme Local risk managers Contact point for each market/entity on risk, facilitate all activities as defined by the global risk management framework Local market CEOs Set local objectives, identify priority risks and alignment tolerance levels with the Vodafone Group guidance Local risk owners Senior managers in local management teams responsible for local risks and the local risk programme to manage, measure, monitor and report on the risks Risk and Compliance Committee – – Reviews principal and emerging risks – – Reviews effectiveness of risk management across the Group Group risk team – – Responsible for the application of the global risk management framework – – Supports the Board/ExCo by creating programmes to strengthen our risk culture Group risk owners – – ExCo risk owners have responsibility for management of the risk assigned to them – – Senior executive risk champions identify and implement mitigating actions Assurance Business assurance functions Review and provide assurance over business controls for the Group and local markets Internal Audit Support the Audit and Risk Committee in reviewing the effectiveness of the risk management framework and individual risks Vodafone Group Local markets or Group entity Managing risks and uncertainty is an integral part of successfully delivering on our strategic objectives. We have embedded a global risk management framework which aims to ensure consistency and the right level of oversight is provided across both Group entities and our local markets. Identifying our risks All local markets and Group entities identify and assess risks which could affect the local strategy and operations. A consolidated list of these risks is then presented to a selection of Group senior leaders and executives, alongside the outputs from an external environment scan and specialised risk focus groups. Applying a Group-wide perspective, these executives evaluate and determine our top risks and which emerging risks Identifying our risks warrant further exploration. The proposed principal risks, emerging risks and risk watchlist are defined and agreed by our Executive Committee (‘ExCo’) before being submitted to the Audit and Risk Committee and the Board for the final challenge and approval. The diagram below shows a simplified, high-level governance structure for risk management. 53 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Principal risks Principal risk factors and uncertainties (continued) Scenario Each year we model a severe but plausible scenario. These have included attacks on core infrastructure, a bulk data breach and loss of major customer facing systems. We perform regular cyber crisis simulations with senior management in our markets and Group functions using a tailored set of scenarios. Emerging threats Cyber risk is constantly evolving in line with technological and geo-political developments. We anticipate threats will continue from existing sources, but also evolve in areas such as 5G, IoT, vendor software integrity, quantum computing and the use of AI and machine learning. Read more about cyber security on pages 45-47 Cyber threat and information security Risk owner Group Technology Officer Our strategy Key:   External   Internal   Bidirectional   Unidirectional  Operational Strategic Technological Financial A B C G J E H F D I We continue to consider risks both individually and collectively in order to fully understand our risk landscape. By analysing the correlation between risks, we can identify those that have the potential to impact or increase other risks and therefore are weighted appropriately. This exercise informs our scenario analysis, particularly the combined scenario used in the Long-Term Viability Statement. Read more about our viability statement on page 61 Strategic The influence of stakeholders and industry players on our business and our response to them: A Geo-political risk in the supply chain B Adverse political and regulatory measures C Market disruption D Disintermediation and failure to innovate Financial Our financial status, standing and continued growth: E Global economic disruption Technological The network, IT systems and platforms that support our business and the data they hold: F Cyber threat and information security G Technology failures Operational The ability to achieve our optimal business model: H Strategic transformation I Legal and regulatory compliance J IT transformation Risk categorisation and interdependencies Customer commitments Best connectivity products & services Leading innovation in digital services Outstanding digital experiences Enabling strategies Simplified & most efficient operator Social contract shaping digital society Leading gigabit networks Our strategy Description An external cyber-attack, insider threat or supplier breach could cause service interruption or the loss of confidential data. Cyber threats could lead to major customer, financial, reputational and regulatory impacts. Governance Financials Other information 54 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report

Scenario Disruption to our supply chain due to geo-political decisions affecting our ability to select or continue to use equipment from specific vendors or decisions that affect trade and supply chains. Emerging threats We operate in a global environment where political landscape changes could influence our operations. The increasing political tension between the US and China shows no sign of easing and this presents a potentially significant risk to our supply chain and customer base. Geo-political risk in supply chain Risk owner Group External Affairs Director Our strategy Scenario Exposure to additional liabilities by regulatory authorities or if tax laws were to adversely change in the markets in which we operate. Emerging threats Regulation is becoming geographically diverse with increases in protectionist behaviours and fragmented regulation. Additionally, governments could seek to recover the costs of the COVID-19 pandemic through tax increases. Adverse political and regulatory measures Risk owner Group External Affairs Director and Chief Financial Officer Our strategy Scenario The inability to achieve the expected benefit through transformation activities whilst evolving to the new generation connectivity and digital services provider for Europe & Africa. Emerging threats The increased pace of change in the organisation means we have to maintain the required culture and skillset to support our transformational initiatives. Externally, as customer behaviours and their preferences change, we might have to accelerate or adapt our transformation programmes. Strategic transformation Risk owner Group Technology Officer and Group Chief Commercial Officer Our strategy Customer commitments Best connectivity products & services Leading innovation in digital services Outstanding digital experiences Our strategy Enabling strategies Simplified & most efficient operator Social contract shaping digital society Leading gigabit networks Description Our operation is dependent on a wide range of global suppliers. Disruption to our supply chain could mean that we are unable to execute our strategic plans, resulting in increased cost, reduced choice and network quality. Description Adverse political and regulatory measures impacting our strategy could result in increased costs, create a competitive disadvantage or have negative impact on our return on capital employed. Description Failure to execute our strategy as described on pages 18 to 20 including on organisational transformation and portfolio activity (such as integrations, mergers or separations) could result in loss of business value and additional cost. 55 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Principal risk factors and uncertainties (continued) Scenario A severe contraction in economic activity leads to lower cash flow generation for the Group and disruption in global financial markets impacts our ability to refinance debt obligations as they fall due. Emerging threats Because this is an externally driven risk, the threat environment is continually changing. External factors such as the COVID-19 pandemic or a potential sovereign debt crisis could have future impacts on economic activity across our markets. The financial markets are currently experiencing high levels of volatility and sovereign debts levels have reached record levels. These could lead to a significant change in the availably and cost of financing. Scenario We have a low tolerance to network, IT or platform disruptions which cause significant impact to our customers. Emerging threats Potential impact of an increase in extreme weather events caused by climate change may increase the likelihood or frequency of technology failure. New assets inherited from acquired businesses may not be aligned to our target resilience level which may increase the likelihood of a technology failure. Global economic disruption Technology failures Market disruption Risk owner Group Chief Commercial Officer Our strategy Risk owner Chief Financial Officer Our strategy Risk owner Group Technology Officer Our strategy Scenario Aggressive pricing, accelerated customer losses to MVNO (Mobile Virtual Network Operator) and disruptive new market entrants in key European markets result in greater customer churn and pricing pressures impacting our financial position. Emerging threats Emerging threats depend on individual market structures and the competitive landscape. Description New telecoms entering the market could lead to significant price competition and lower margins. Description A global economic crisis could result in reduced telco spend from businesses and consumers, as well as limit our access to financial markets and availability of liquidity, increasing our cost of capital and limiting debt financing options. Description Network, system or platform outages resulting from internal or external events could lead to reduced customer satisfaction, reputational damage and/or regulatory penalties. Customer commitments Best connectivity products & services Leading innovation in digital services Outstanding digital experiences Our strategy Enabling strategies Simplified & most efficient operator Social contract shaping digital society Leading gigabit networks Governance Financials Other information 56 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report

Disintermediation and failure to innovate Legal and regulatory compliance Risk owner Group Chief Commercial Officer Our strategy Risk owner Group General Counsel and Company Secretary Our strategy Scenario Large technology players invest on products impacting our customer relationships, cannibalising existing revenues and limiting future growth opportunities in digital services in Vodafone Business. Emerging threats Emerging risks span both Consumer and Business segments. In the Consumer segment, growing choice of communication solutions could threatening our core, while streaming services could threatening our TV business. In the Business segment, large technology players could attempt to move up further along the telecommunication sectors value chain. Scenario Breaches of legal compliance could lead to reputational damage, investigation costs, fines and/or personal sanctions. Emerging threats Changes to our operating model could require us to adapt our compliance and risk processes. In addition, ongoing changes to workplace dynamics and demographics may challenge our control environment. Read more about our Code of Conduct and Speak Up policy on page 43 Scenario Failure to deliver business benefits causes cost escalation, budget overruns and increased customer dissatisfaction which could negatively impact our financial performance. Emerging threats Long implementation timelines of transformation programmes and rapidly changing market conditions pose a risk that programme original scope and objectives might not be valid to achieve the expected business benefits defined at the outset of the programme. Ongoing changes to the organisation strategy might also have an impact on transformation programmes which might need to adjust scope and objectives therefore increasing the risk of time and cost overruns. IT transformation Risk owner Group Technology Officer Our strategy Description Failure in product innovation or ineffective response to threats from emerging technology or disruptive business models could lead to a loss of customer relevance, market share and new/existing revenue streams. Description Failure to comply with laws and regulations could lead to a loss of trust, financial penalties and/or suspension of our licence to operate. Description Failure to design and execute IT transformation of our legacy estate could lead to business loss, customer dissatisfaction or reputational exposure. Customer commitments Best connectivity products & services Leading innovation in digital services Outstanding digital experiences Our strategy Enabling strategies Simplified & most efficient operator Social contract shaping digital society Leading gigabit networks 57 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Principal risk factors and uncertainties (continued) Key changes to our principal risks: – – The Adverse political and regulatory measures risk has reduced, as we continue to build relationships with governments and key stakeholders through our social contract. However, against the backdrop of COVID-19, we continue to monitor for any changes in tax regulation. – – The Technology failure risk has reduced as more of our markets achieve the set recovery targets. – – The Global economic disruption risk has reduced due to telecommunications proving resilient during the COVID-19 pandemic. We anticipate a similar trend for FY22. However, the full effect of this risk could be delayed, and the risk might increase over a longer time horizon. – – We have split the IT transformation risk from our Digital transformation risk. – – We anticipate additional changes to risk exposure as we become a new generation connectivity and digital services provider for Europe & Africa. For this reason, we have expanded the Strategic transformation risk to include all portfolio related changes (integration, mergers, separations) including the transformation to our operating model. – – We have renamed the Disintermediation risk to include ‘failure to innovate’ to focus on our success to innovate as well as external disintermediation threats. Watchlist risk Our watchlist risk process enables us to monitor material risks to Vodafone Group which fall outside of our top 10 principal risks list. These include, but are not limited to: EMF (Electromagnetic Field) This risk can be broken down into three areas: – – failure to comply with national legislation or international guidelines set by the International Commission on Non-Ionizing Radiation Protection (‘ICNIRP’) as it applies to EMF, or failure to meet policy requirements; – – the risk arising from concerted campaigns or negative community sentiment towards location or installation of radio base stations, resulting in planning delays; and – – changes in the radio technology we use or the body of credible scientific evidence which may impact either of the two risks above. We have an established governance for EMF risk management (a Group leadership team that reports to the Board, and a network of EMF leaders across all markets). The EMF task group, which was set up in FY20 to focus on assessing and reporting on the impact of 5G on EMF, has merged with the Group leadership team. The Group leadership team continues to update the Executive Committee twice a year on the impact of EMF restrictions in those markets with limits that do not align with international, science-based guidelines, as well as coordinating engagement with policy makers relating to 5G and EMF and assessing the impact of social media campaigns on public concern. Vodafone continues to advocate for national EMF regulations to be harmonised with international guidelines. The 2020 updated guidelines from ICNIRP confirmed that there are no adverse effects on human health from 5G frequencies if exposure is within their guidelines. Vodafone always operates its mobile networks strictly within national regulations, which are typically based on, or go beyond, ICNIRP’s guidelines, and we regularly monitor our operations in each country to meet those regulations. Read more about EMF on page 49 Brexit The EU-UK Trade and Cooperation Agreement, which came into effect on 1 January 2021, provides greater clarity on the trading relationship between the UK and the EU. Vodafone’s cross-functional steering committee established early in the Brexit process identified risks and produced a comprehensive mitigation plan. Since the signing of the agreement, any outstanding risks have been managed by operational teams. The impact of the agreement, and any legal challenges to elements of the agreement, continue to be monitored, with further mitigations put in place where necessary. Emerging risk We face a number of uncertainties where an emerging risk may potentially impact us in the longer term. In some cases, there may be insufficient information to understand the likely scale, impact or velocity of the risk. We also might not be able to fully define a mitigation plan until we have a better understanding of the threat. We continue to identify new emerging risk trends, using the input from analysis of the external environmental as well as internal participation from key stakeholders. Using the identified emerging risks, we evaluate the impact and the effect it would have on our organisation (including the changes to our principal risks). The sub-set of our latest emerging risks are: – – Additional regulations or investor pressure brought on by Environmental, Social and Governance (‘ESG’) requirements; – – Depopulation of city centres; – – Ageing population; and – – Next-generation digitalisation. Governance Financials Other information 58 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report

TCFD disclosure We recognise that climate change poses a number of physical (i.e. caused by the increased frequency and severity of extreme weather events) and transition-related (i.e. economic, technology or regulatory challenges related to moving to a greener economy) risks and opportunities for our business. As part of our commitment to operate ethically and sustainably, we are dedicated to understanding climate-related risks and opportunities and embedding responses to these into our business strategy and operations. We are aligning internal processes with the recommendations of the Task Force on Climate-related Financial Disclosures (‘TCFD’). The summarised progress is detailed in this section as we aim to be fully aligned by 2022. More in-depth information on our work to date on climate-related risks and opportunities, as well as further plans as we continue the TCFD programme can be found in our first standalone TCFD report. Governance The Group External Affairs Director, a member of the Group Executive Committee, is the executive-level sponsor for the Planet agenda as part of our purpose-led strategy (pages 38-40) and has overall accountability for the climate change action within the Group. This includes providing updates to the Board on the progress towards our climate-related goals. In addition, at the 2020 AGM shareholders approved the current Remuneration Policy which incorporates our environmental, social and governance (‘ESG’) priorities in the executive long-term incentive plan. For FY21, this measure included a specific greenhouse gas reduction ambition linked to our 2025 target of reducing our emissions by 50% from the FY17 baseline. More details can be found in the Directors’ Remuneration Report on pages 82-103. Further details on how TCFD is managed at Group and in key markets are available in our TCFD Report. Strategy This year, we have made progress in understanding the current and potential climate-related impacts on our business, strategy, and financial planning. We have adopted three scenarios in line with the Bank of England’s reference climate scenarios as outlined in their consultation document released in December 2019. This year, we conducted the required assessments to quantify the business impacts of all material climate- related risks under each scenario and over different time horizons to better understand the financial impact on our business. To continue our TCFD programme, we will use the outputs of the scenario analysis to assist us in either adjusting or introducing policies, as well as considering the available opportunities. We continue to review each material climate-related risk and opportunity and build mitigation strategies to improve the resilience across our infrastructure portfolio and our key markets. Risk management We have continued to align the climate-related risk management process with the global risk management framework. The following data sources were used for this year’s process: – – Climate-change publications and data; – – Relevant literature on the potential impacts of climate change on the ICT sector; – – Guidance from TCFD on potential risks and opportunities; and – – CDP (formerly Carbon Disclosure Project) data and disclosures from other companies in the ICT sector. We evaluated the materiality of the identified risks and opportunities by assessing their likelihood and impact using our global risk management framework. This process helped us determine the relative significance of the climate-related risks in relation to other risks. We are currently working to further embed applicable climate-related risks, controls and monitoring metrics into our risk management framework using our emerging risks process. Metrics and targets We use a wide variety of metrics to measure climate-related current and potential impact. We have been measuring and reporting on energy and carbon emissions since 2001. In addition, we have set a number of ambitious targets to manage climate-related risks and reduce our impact on the environment, such as reaching ‘net zero’ emissions across our full value chain by 2040 and purchasing 100% renewable electricity in Europe by July 2021, and all markets by 2025. We constantly review whether any additional metrics and key risk indicators can be identified to measure and manage climate-related risks, and track and act on the opportunities resulting from the impact of climate change. Material risks and opportunities Physical risks: – – Damage to infrastructure caused by increasing frequency and severity of extreme weather events, including wildfires, flooding, storms – – Damage to infrastructure caused by sea level rise – – Interruption or reduction in the quality of our wireless services due to increased precipitation Transition risks: – – Changing consumer preferences impacting our revenues and market share – – Increasing energy consumption due to increased global temperatures – – Changing cost of carbon impacting costs to meet Vodafone’s net zero target – – Increasing risk of litigation around climate action – – Increase in carbon taxation – – Changes in regulation over infrastructure efficiency Opportunities: – – Change in market valuation as a result of changing investor expectations with regard to climate change and Vodafone’s ESG performance – – Change in the availability and cost of capital impacted by sustainability performance – – Increasing consumer attractiveness and ability to meet net zero targets through increased energy efficiency of products and services 59 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Principal risk factors and uncertainties (continued) COVID-19 The vital role telecommunications companies play in society has become more evident during the COVID-19 pandemic. Telecommunications services are critical in enabling people to work remotely, allowing businesses to remain operational, supporting emergency services and government responses, and providing access to online education. Through our infrastructure, we have kept people and societies connected. We have closely monitored the evolution of COVID-19 as it has continued to impact different countries to varying degrees over time and adapted our risk profile as required. We continue to maintain close contact with local health authorities and government agencies in all of our geographies, so that we minimise the risk to Vodafone, our operations and employees. Governance During the early stages of the pandemic, we initiated our response to this crisis by invoking the Group’s crisis management process. This process enabled us to prepare a number of planning scenarios based on a range of assumptions and potential outcomes. A Crisis Steering Committee (‘Steerco’) continues to meet with representatives from the Group and our local markets. The Steerco receives updates and feedback on measures implemented locally, collects best practice, and assesses the adequacy of the Vodafone response as we monitor changes in the virus patterns and the impact it has on our operations. Impact on our principal risks We do not consider the COVID-19 pandemic as an individual risk but rather monitor how the pandemic amplifies our principal, emerging and operational risks see pages 54-58. Using this approach, we are able to manage the ‘domino effect’ of different risk types while identifying both the negative and positive impacts on our operations. As shown on page 54, we assign each of our risks to a category (strategic, technological, operational and financial) which allows us to prioritise and provide the required assurance. The section below summarises the impact the pandemic had on the different risk categories. Strategic Given the nature of the telecommunications industry and the important role communication services have played during the pandemic, external stakeholders have focused more on our sector during the COVID-19 pandemic. We have continued to build stronger relationships and partnerships through our social contract with our stakeholders, industry players and governments when managing strategic risks. Read more about social contracts on page 19 We continue to monitor external impacts caused by the COVID-19 pandemic. For example we monitor potential adverse changes in regulations or further scrutiny by regulatory authorities which could lead to higher taxes as governments address the potential budget deficit following the pandemic. More positively, we have seen an increase in consumers and business customers adopting more data services such as video conferencing and video on demand streaming. Financial The COVID-19 pandemic has caused significant volatility in the financial markets. This can affect both our access to capital markets and the cost of debt. However, the telecommunications industry has not been as severely impacted. We anticipate a delayed impact as inflation rises due to an expected increase in spending, once countries begin to exit lock-downs. These inflation expectations can drive interest rates higher, which can make long-term borrowing more expensive. Commercially, the biggest impact was related to our roaming and visitor revenue, however, we expect this to recover as vaccinations programmes are successful and travel restrictions are lifted. We anticipate that as furlough and other government support schemes start to be withdrawn, there might be a decrease in our customers’ spending power. Technological We have seen a significant increase in data usage during the pandemic and therefore, we have focused on our capacity management processes. Additionally, some of our local markets operate critical national infrastructure which was increasingly needed during the pandemic, and we made sure that we implemented mitigations to better support our infrastructure. With travel restrictions implemented in most countries, we were not always able to perform physical site visits for business continuity or to test our EMF exposure and therefore ran either robust desktop exercises or used new innovative ways to remotely evaluate our sites. Read more about EMF operating model on page 49 All organisations have seen an increase in the number of phishing cyber security attacks as cyber criminals attempted to exploit the uncertainty of the pandemic. Read more about cyber security on page 46 At the start of the crisis, telecommunications companies were exposed to unsubstantiated and misinformed allegations linking COVID-19 to our 5G rollout plan. This incited some vandalism to network equipment affecting our ability to service some of our customers. Read more about EMF on page 49 Operational We prioritised the safety and wellbeing of our people, ensuring that we had the business continuity plans in place to operate while most of our people moved to working from home. Read more about our people wellbeing and safety on page 48 Additionally, to lessen the potential burden on our suppliers, we have implemented controls to assist them through our COVID-19 payment relief policy. Read more about the supporting of small businesses on page 41 Due to lock-down, social distancing and COVID-19 related restrictions, our ability to physically serve our customers was restricted. We have accelerated and increased our digital transformation projects providing a better customer experience and to capture opportunities as consumer confidence and markets rebound. Conclusion To be better prepared for future events such as the COVID-19 pandemic, we have updated our risk process. This approach, which runs parallel to our principal risk process, allows for a quicker identification of threats and risks. The process provides better visibility to our internal stakeholders and more oversight and governance across our risks. We continue to monitor the risks and threats arising from COVID-19 and similar events. Governance Financials Other information 60 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report

The preparation of the LTVS includes an assessment of the Group’s long-term prospects in addition to an assessment of the ability to meet future commitments and liabilities as they fall due over the three-year review period. Assessment of viability Vodafone continues to adopt a three-year period to assess the Group’s viability, a period in which we believe our principal risks tend to develop. This time horizon is also in line with the structure of long-term management incentives and the outputs from the long range business planning cycle. For 2021, as a result of the increased pressures on the global financial markets due to the COVID-19 pandemic, we conducted financial stress testing and sensitivity analysis, considering revenues at risk as well as the impact of our response plan to the crisis. The assessment of the viability started with the available headroom as of 31 March 2021 and considered the plans and projections prepared as part of the forecasting cycle, which include the Group’s cash flows, planned commitments, required funding and other key financial ratios. We also assumed that debt refinance will remain available in all plausible market conditions. Finally, we estimated impact of severe but plausible scenarios for all of our principal and emerging risks on the three-year plan and, in addition, stress tested a combined scenario taking into account the risk interdependencies as defined on the diagram on page 54, where the following risks were modelled as materialising in parallel over the three-year period: Cyber threat and information security: An external cyber-attack exploits vulnerabilities and leads to a GDPR fine. Geo-political risk in supply chain: International and political decisions may affect our supply chain and restrict our ability to use critical suppliers. Global economic disruption: A global economic crisis could result in reduced telco spend from businesses and consumers, as well as limit our access to financial markets and availability of liquidity. Assessment of prospects Assessment of viability Outlook, Strategy & Business Model Outlook of possible long-term scenarios expected in the sector and the Group’s current position to face them Assessment of the key principal risks that may influence the Group’s long-term prospects Articulation of the main levers in the Group’s strategy and business model ensuring the sustainability of value creation Long Range Plan is the three-year forecast approved by the Board on an annual basis, used to calculate cash position and headroom Headroom is calculated using cash, cash equivalents and other available facilities, at year end Sensitivity analysis to assess the level of decline in performance that the Group could withstand, were a black swan event to occur Sensitivity analysis Severe but plausible scenarios modelled to quantify the cash impact of an individual principal risk materialising over the three-year period Quantification of the cash impact of combined scenarios where multiple risks materialise across one or more markets, over the three year period Viability results from comparing the cash impact of severe but plausible scenarios on the available headroom, considering additional liquidity options Principal risks Combined scenario Long Term Viability Statement Disintermediation and failure to innovate: A continued and interrupted growth of technology giants and new entrants could impact our business revenue and overall financial performance. Assessment of long-term prospects Each year the Board conducts a strategy session, reviewing the internal and external environment as well as significant threats and opportunities to the sustainable creation of long-term shareholder value (note that known emerging threats related to each principal risk are described in pages 54-57). Read more about mega trends on pages 10-11 As an input to the strategy discussion, the Board considers the principal risks that are longer term in nature, (including Adverse political and regulatory measures, Market disruption and Disintermediation and failure to innovate) with the focus on identifying underlying opportunities and setting the Group’s future strategy. The output from this session is reflected in the strategic section of the Annual Report (pages 8-11), which provides a view of the Group’s long-term prospects. Conclusions The Board assessed the prospects and viability of the Group in accordance with provision 31 of the UK Corporate Governance Code, considering the Group’s strategy and business model, and the principal risks to the Group’s future performance, solvency, liquidity and reputation. The assessment takes into account possible mitigating actions available to management were any risk or combination of risks materialise. Cash and cash equivalents available of €5.8bn page 168 as of 31 March 2021, along with options available to reduce cash outgoings over the period considered, provide the Group with sufficient positive headroom in all scenarios tested. Reverse stress testing on revenue and EBITDA over the review period confirmed that the Group has sufficient headroom available to face uncertainty. The Board deemed the stress test conducted to be adequate and therefore confirm that they have a reasonable expectation that the Group will remain in operation and be able to meet its liabilities as they fall due up to 31 March 2024. Long-Term Viability Statement Directors confirm that they have reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three-year period 61 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Strategic report Governance Financials Other information 62 Vodafone Group Plc  Annual Report on Form 20-F 2021 Governance at a glance The Nominations and Governance Committee regularly reviews the Board’s composition to ensure a diverse mix of backgrounds, skills, knowledge and experience as well as deep expertise in technology and telecommunications. Each year, the Board monitors and improves its performance by conducting an annual performance review. Attendance Seven scheduled meetings of the Board were held during the year as well as five meetings of the Audit and Risk Committee, four meetings of the Remuneration Committee and three meetings of the Nominations and Governance Committee. Ad hoc meetings of the Board and its Committees were also held during the year, as required. Name Board1 Nominations and Governance Committee1 Audit and Risk Committee1 Remuneration Committee1 Sanjiv Ahuja 7/7 – 5/5 – Sir Crispin Davis 7/7 3/3 1/1 – Margherita Della Valle 7/7 – – – Michel Demare 7/7 – 5/5 4/4 Dame Clara Furse 7/7 – – 4/4 Valerie Gooding 7/7 3/3 – 4/4 Renee James2 6/7 3/3 – 4/4 Gerard Kleisterlee 4/4 1/1 – – Amparo Moraleda 7/7 – 5/5 – David Nish 7/7 – 5/5 – Nick Read 7/7 – – – David Thodey 1/1 – – – Jean-François van Boxmeer 5/5 2/2 – – Notes: 1. The number of attendances is shown next to the maximum number of meetings the Director was entitled to attend. 2. Renee James was unable to attend one scheduled meeting of the Board due to a prior business engagement. Board evaluation Progress in the year – – Jean-François’ succession to the Chairman role completed and induction progressed. – – Presentations to the Board to enhance understanding of emerging risks and opportunities. – – The Board’s strategy meeting was successfully held via video conference where a range of senior managers presented to the Board. Actions for coming year – – Varied forms of engagement between Directors. – – Review the mix of skills in light of the next phase of our strategy. – – Concentration on organic improvement and growth. – – Monitoring progress on ESG and cultural change. Our Board ere 7-10 years 2 7-10 years 2 0-3 years 6 4-6 years 3 0-3 years 6 4-6 years 3 eer ierit Female representation Female representation ticit Ethnically diverse Ethnically diverse epeece Independent 1 Non-Executive Chair Independent 1 Non-Executive Chair Independent 8 Executive 2 Independent 8 Executive 2 3 5 4 1 5 2 Political/ Regulatory Technology/ Telecom edia Emerging markets Finance Consumer goods and services/ arketing Si a epertie o oectie irector Leadership, governance and engagement Read more on page 73

Strategic report Governance Financials Other information 63 Vodafone Group Plc  Annual Report on Form 20-F 2021 ESG Committee The objective of our new ESG Committee is to provide oversight of Vodafone’s ESG programme: Purpose (Inclusion for All; Planet; and Digital Society), sustainability and responsible business practices as well as Vodafone’s contribution to the societies we operate in under the social contract. The Committee also monitors progress against key performance indicators and external ESG index results. Nomination and induction The Nominations and Governance Committee is normally responsible for the nomination of Directors, however the Chairman search was conducted by a sub-committee led by Valerie Gooding. An overview of the process for the nomination and induction of Jean-François is shown below. At the date of this report, Step 7 was completed. Read more on pages 84-89 1. Market competitive 2. Free from discrimination 3. Ensure a good standard of living 4. Share in our successes 5. Provide benefits for all 6. Open and transparent Remuneration across the Group The Remuneration Committee takes account of the pay policies in place across the wider business. Remuneration arrangements were reviewed across the business to ensure they fully aligned with our strategy, supported our purpose, and celebrated the Vodafone Spirit. Principles of fair pay: The Committees undertake focused oversight of Board composition and performance, internal processes and controls and remuneration practices. On 11 May 2021, the Board approved the establishment of an ESG Committee to enhance its oversight of the ESG programme. Committee activities Audit and risk: In-depth reviews The Audit and Risk Committee regularly performs deep dive reviews of our principal risks and key markets and operations. In addition to being provided with regular updates in these areas, deep dives were undertaken in legal and regulatory compliance, including our Group procurement company, Vodafone Business, Vodacom and M-Pesa, Germany and the UK, global economic disruption, cyber threat and information security, strategic transformation, technology failure, and geo-political risk in supply chain. Read more on page 68 Engaged two search consultancies. Search specification included Board skills gaps and diversity. Shortlisting of candidates by Committee. Interviews with Committee members and Chief Executive. Recommendation to the Board on the chosen candidate. Appointment terms drafted and agreed. Elected by shareholders at AGM on 28 July 2020. Virtual meetings with senior management and broader team. Site visits scheduled for local markets & operations in FY22. Step 8 Step 5 Step 1 Step 2 Step 7 Step 3 Step 6 Step 4 96% shareholder support for the current Remuneration Policy New Non-Executive Director It is intended that Olaf Swantee will join the Board as a Non-Executive Director following the AGM on 27 July 2021, subject to shareholder approval. Olaf has extensive experience of the telecommunications sector and a consistent record of creating shareholder value.

I am pleased to present the Corporate Governance Report for the year ended 31 March 2021 on behalf of the Board. An effective and diverse Board I was honoured to become Chairman of the Board on 3 November 2020 when Gerard Kleisterlee retired after a decade of service to Vodafone. I am grateful to him for the quality of the Board I have joined. The restrictions imposed by the COVID-19 pandemic have meant my introduction to Vodafone has been almost entirely digital. This has reinforced for me the immense value of the connectivity Vodafone provides to customers, businesses, governments and society, enabling them to run their daily lives and operate smoothly and efficiently. The restrictions on travel during the year meant that we held all our Board and Committee meetings by video conference. I am pleased that we were able to hold our meetings with the same cadence as usual, adjusting meeting times to account for different time zones. We also held a number of ad hoc meetings in the early days of the pandemic to ensure the Company was adapting quickly to the rapidly evolving situation. This past year, we have seen the way the world works change profoundly and I have been impressed with the flexibility, creativity and dynamism of Vodafone in its response to the significant challenges we’ve faced. During the year, the Board worked with the executive team to ensure Vodafone developed and executed its strategy as well as contributing meaningfully to the efforts of governments and communities to manage the pandemic and to support our customers and employees during this unprecedented period. The last year has been extremely challenging and I am grateful to my fellow Directors, the executive team and the people of Vodafone for their hard work and strong spirit throughout. My colleagues on the Board are experienced business leaders who bring a wealth of knowledge and experience from diverse sectors and countries. This supports the Board’s discussions on the strategic, operational and sustainability issues which affect the Company today or may do so in the future. As Vodafone moves ahead at pace with its strategy, I am working with my fellow Directors on the Nominations and Governance Committee to ensure our Board continues to comprise a mix of people who have diverse backgrounds, experiences, cultures and thinking styles and deep knowledge of the telecommunications and technology sectors. I am therefore pleased that shareholders will have the opportunity at our 2021 annual general meeting to appoint a new Director to our Board, Olaf Swantee, who has a wealth of experience in the telecommunications sector. I would also like to thank Renee James, ahead of her retirement from the Board on 27 July 2021, for her many valuable contributions to Vodafone during her tenure. Purpose Vodafone is a purpose led company. We connect for a better future, enabling inclusive and sustainable digital societies. The relevance of our purpose became very apparent during 2020, a year of pandemic, extreme climate events, and demands for more inclusive societies. Vodafone can, and will, play an important role in working with governments and others to address these issues. We have clear plans with targets for enabling inclusive digital societies and helping to tackle climate change. In the shorter term, we are committed to playing a key role in supporting the post-COVID economic and social recovery in the countries where we operate. Opportunities and risks As described in the Strategic Report, we see opportunities to grow Vodafone’s business by deepening our relationship with customers and by developing new products and services for them. We are driving forward energetically to capture these opportunities and doing so whilst also maintaining a strong focus on risk management. The Board and the Audit and Risk Committee have reviewed each of the Company’s top 10 risks and during the year received detailed updates on risks relating to, amongst other topics, technology failure, geo-political risk in the supply chain, cyber threats, and information security. Furthermore, additional financial stress testing and liquidity impact analyses were carried out to reflect the impact of COVID-19 and to inform the Group’s long-term viability statement. Continued stakeholder engagement In March, I had individual meetings with 20 of the Company’s largest shareholders. Topics discussed included Vodafone’s strategy, challenges and opportunities, the Company’s portfolio of assets, our Board and my induction into the Company. Our annual general meeting was held as a closed meeting on 28 July 2020 due to the restrictions imposed by the UK government at that time. It was disappointing for the Board not to be able to engage with shareholders in person. Nonetheless, the former Chairman, Gerard Kleisterlee, delivered a presentation to shareholders online and answers to questions submitted by shareholders were published on our website. These materials are available to view at vodafone.com/agm Valerie Gooding continues to serve as the Board’s Workforce Engagement Lead, gathering the views of employees through a number of employee consultative committees across all our European and African markets. As well as COVID-19 impacting the format for those meetings, it also dominated discussion at the forums. Valerie was impressed by employees’ overwhelming support for Vodafone’s efforts to respond to the COVID-19 pandemic. Chairman’s governance statement Strong corporate governance supports our continued strategy execution, business resilience and contribution to societies in which we operate Strategic report Governance Financials Other information 64 Vodafone Group Plc  Annual Report on Form 20-F 2021

Culture The Board regards culture as a key enabling factor for our strategic, organisational and digital transformation. The Vodafone Spirit campaign was launched successfully in December 2019, galvanising our culture with our purpose and strategy. One of our key values ‘Get it done, together’ could not have been more important during the last year as our employees worked tirelessly to keep our customers and others connected during the pandemic and to keep our people safe. By April 2020, our global workforce had successfully transitioned to remote working and eight global employee feedback surveys conducted during the year showed that our employees were extremely satisfied they had the tools and support they needed to work safely at home and elsewhere. Induction Before succeeding Gerard Kleisterlee as Chairman, on 28 July 2020 I joined the Board as a Non-Executive Director. This three-month period of orderly transition and thorough handover was hugely valuable for me to draw from Gerard’s knowledge and experience. Due to the restrictions imposed by the COVID-19 pandemic, my induction has been largely digital. It began with the executives compiling for me a comprehensive briefing document about the Group. Each section was written by an expert in their part of the business so I gained a valuable perspective in advance of my induction meetings. During my induction I’ve been able to meet each of my fellow Board members and attended 16 meetings with executives and senior managers to discuss various topics, including technology, people and culture, strategy, commercial, finance, Vodafone Business, internal controls, risk and compliance, corporate governance and shareholders and investors. As travel restrictions ease, I look forward to visiting our key local markets. Of course, the Board cycle continued alongside my induction and I have attended 12 Board and Committee meetings to date. The year ahead During the coming year, the Board’s focus will be on maintaining resilient financial performance through the execution of our strategy at pace. Reflecting its ownership of environmental, social and governance matters, the Board has approved the establishment of a new ESG Committee as a Committee of the Board and the Board will benefit from its dedicated oversight of our ESG programme. /s/ Jean-François van Boxmeer Jean-François van Boxmeer Chairman of the Board Compliance with the 2018 UK Corporate Governance Code (the ‘Code’) In respect of the year ended 31 March 2021 Vodafone Group Plc was subject to the Code (available from www.frc.org.uk). The Board is pleased to confirm that Vodafone applied the principles and complied with all of the provisions of the Code throughout the year. Further information on compliance with the Code can be found as follows: Disclosure Guidance and Transparency Rules We comply with the Corporate Governance Statement requirements pursuant to the FCA’s Disclosure Guidance and Transparency Rules by virtue of the information included in this “Governance” section of the Annual Report together with information contained in the “Shareholder information” section on pages 227 to 232. 12-13 71-72 12-13 71-72 75 69 67 62 69-70 67-69 74 62 63 73-75 62 67-68 62 67-68 75 73 62 75 62 36-37 22 76-77 109 77-78 61 108-109 77 79-80 80 77 53-61 82-86 82-103 91 83 Board leadership and Company purpose Long-term value and sustainability Culture Shareholder engagement Other stakeholder engagement Conflicts of interest Division of responsibilities Role of the Chairman Division of responsibilities Non-Executive Directors Independence Composition, succession and evaluation Appointments and succession planning Skills, experience and knowledge Length of service Evaluation Diversity Audit, risk and internal control Committee Integrity of financial statements Fair, balanced and understandable Internal controls and risk management External auditor Principal and emerging risks Remuneration Policies and practices Alignment with purpose, values and long-term strategy Independent judgement and discretion 32-51 59 66 69-70 21-22 12 66 71-72 43 Read more Read more Read more Read more Read more 65 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Board leadership and Company purpose The Board is collectively responsible for ensuring leadership through effective oversight and review. It sets the strategic direction with the goal of delivering sustainable stakeholder value over the longer term, and has oversight of cultural and ethical programmes. The Board also oversees the implementation of appropriate risk assessment systems and processes to identify, manage and mitigate Vodafone’s principal risks. It is also responsible for matters relating to finance, audit and internal control, reputation, listed company management, corporate governance and effective succession planning, much of which is overseen through its principal Committees. Full details of the Committees’ responsibilities are detailed within the respective Committee reports starting on pages 74, 76 and 82 Purpose The Board established our purpose pillars: Digital Society, Inclusion for All and Planet. Our purpose is aligned with our culture and strategy, placed at the forefront of our decision-making and strategy development, and the Board considers how the initiatives progressed by management throughout the year have advanced our purpose. This oversight ensures that product innovation realises our ambition, our services continue to improve people’s lives with better connectivity, and our operations continue to be enhanced to reduce our impact on the environment. Read in detail about our purpose on pages 32 to 42 Strategy The Board monitors the Company’s progress against established strategic objectives and performance against competitors. Board meetings are planned with reference to the Company’s strategic priorities and meeting agendas are constructed to deliver information at appropriate junctures, and from a broad range of management, to ensure the Board’s effective review and challenge. In furtherance of the 2019 Board effectiveness review, sufficient time continues to be allocated to items relating to the execution of the strategy to allow time for deeper discussion. During the year, this was particularly important for matters related to the shape of Vodafone (for example, the carve-out of our new Vantage Towers business), developing and launching new consumer products and services (such as 5G and Curve), our ‘big four’ markets in Europe (Germany, Italy, Spain and the UK) and Vodacom in Africa, and the competitive, legal and regulatory landscape in which we operate (particularly in the light of COVID-19). Read about the next phase of our strategy on pages 18 to 22 Values and culture The Board has a critical role in setting the tone of our organisation and championing the behaviours we expect to see. Having launched in December 2019, the Vodafone Spirit galvanises our culture with our purpose and strategy. Eight global employee surveys were conducted during FY21 and the survey data was shared widely with employees and the Board. It was encouraging to see a very strong, positive response amongst employees to the Vodafone Spirit launch and that over 50,000 employees had engaged with local plans. The Board were interested in the areas measured by the surveys, the desire indicated by employees to improve ‘Earn Customer Loyalty’, and plans to attach indicators from surveys to business KPIs. The cultural climate in Vodafone is comprehensively measured through a number of mechanisms including policy and compliance processes, internal audit and formal and informal channels for employees to raise concerns (including our annual people survey and our whistleblowing programme, Speak Up, which is also available to the contractors and suppliers working with us). The Board is appraised of any material whistleblowing incidents. More information on Speak Up is provided on page 43 Governance The Board ensures the highest standard of corporate governance is maintained by regularly reviewing developments in governance best practice and ensuring these are adopted by the Company. The Board dedicated time during the year to thoroughly consider the independence and time commitment of all Directors, the arrangements in place to monitor conflicts of interest, as well as evaluating the effectiveness of the Board and each of the Directors. All Directors have access to the advice of the Company Secretary, who is responsible for advising the Board on all governance matters. Read about our governance structure and roles and responsibilities on pages 69 to 70 Governance Strategic report Governance Financials Other information 66 Vodafone Group Plc  Annual Report on Form 20-F 2021

Extensive and diverse skills, knowledge and experience Our business is led by our Board of Directors. Biographical details of the Directors and senior management as at 23 June 2021 are provided. External appointments listed are only those required to be disclosed pursuant to Listing Rule 9.6. Jean-François van Boxmeer Chairman – Independent on appointment Tenure: <1 year Skills and experience: Jean-François brings to the Vodafone Board his extensive international experience in driving growth through both business-to-business and business-to-consumer business models and in-depth knowledge of the countries in which Vodafone operates. Jean-François is highly-regarded as having been one of the longest standing and most successful CEOs in Europe. He was the Chief Executive of Heineken for 15 years, having been with the company for 36 years. Jean-François held a number of senior roles in Africa and Europe before joining Heineken’s Executive Board in 2001 with worldwide responsibility for supply chain and technical services, as well as regional responsibility for the operating businesses in North-West Europe, Central and Eastern Europe and Sub-Saharan Africa. External appointments: – – Mondelez International, Inc., non-executive lead director – – Heineken Holding N.V. , non-executive director Nick Read Chief Executive – Executive Director Tenure: 2 years (as Chief Executive) Skills and experience: As Chief Executive, Nick combines strong commercial and operational leadership with a detailed understanding of the telecoms sector and its opportunities and challenges. Prior to becoming Chief Executive in October 2018, Nick served as Group Chief Financial Officer from April 2014, and held a variety of senior roles including Chief Executive for Africa, Middle East and Asia-Pacific for five years and Chief Executive of Vodafone UK. Prior to joining Vodafone, he held senior global finance positions with United Business Media Plc and Federal Express Worldwide. External appointments: – – Booking Holdings Inc., non-executive director and member of nominating and corporate governance committee Margherita Della Valle Chief Financial Officer – Executive Director Tenure: 2 years Skills and experience: Margherita brings considerable corporate finance and accounting experience to the Board. She was Deputy Chief Financial Officer from 2015 to 2018, Group Financial Controller from 2010 to 2015, Chief Financial Officer of Vodafone’s European region from 2007 to 2010 and Chief Financial Officer of Vodafone Italy from 2004 to 2007. Margherita joined Omnitel Pronto Italia in Italy in 1994 and held various consumer marketing positions in business analytics and customer base management before moving to finance. Omnitel was acquired by Vodafone in 2000. External appointments: – – Reckitt Benckiser Group plc, non-executive director and member of audit committee Valerie Gooding CBE Senior Independent Director and Workforce Engagement Lead Tenure: 7 years Skills and experience: Valerie brings a wealth of international business experience obtained at companies with high levels of customer service including British Airways and as chief executive of BUPA which, together with her focus on leadership and talent, is valuable to Board discussions. Sanjiv Ahuja Non-Executive Director Tenure: 2 years Skills and experience: Sanjiv is the founder and chairman of Tillman Global Holdings, which provides telecommunications and renewable energy project development services. He has broad telecoms expertise, having led mobile, broadband and infrastructure companies, such as Telcordia (formerly Bellcore), Orange SA, Bell Communications Research and Lightsquared, as well as considerable international experience from operating in Europe, the United States, Africa and Asia. His comprehensive knowledge of the telecoms sector is valuable to Board discussions. Sir Crispin Davis Non-Executive Director Tenure: 6 years Skills and experience: Sir Crispin has broad-ranging experience as a business leader within international content and technology markets from his roles as chief executive of RELX Group (formerly Reed Elsevier) and the digital agency, Aegis Group plc, and group managing director of Guinness PLC (now Diageo plc). He was knighted in 2004 for services to publishing and information. He brings a strong commercial perspective to Board discussions. External appointments: – – Hasbro Inc., non-executive director and member of compensation committee and nominating, governance & social responsibility committee Committee key Audit and Risk Committee Remuneration Committee Nominations and Governance Committee Solid background signifies Committee Chair A N R 67 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Committee key Audit and Risk Committee Remuneration Committee Nominations and Governance Committee Solid background signifies Committee Chair Michel Demaré Non-Executive Director Tenure: 3 years Skills and experience: Michel brings extensive international finance, strategy and M&A experience to the Board, gained during his 18-year career at Dow Chemical as CFO-Global Polyolefins & Elastomers Division, as CFO of Baxter International (Europe), and as CFO and head of global markets of ABB Group. He was the non-executive chairman of Syngenta until the company was sold to ChemChina in 2017 and was the vice chairman of UBS Group AG for 10 years. External appointments: – – AstraZeneca PLC, non‑executive director and chair of the remuneration committee and member of the nomination and governance committee and the audit committee Dame Clara Furse DBE Non-Executive Director Tenure: 6 years Skills and experience: Dame Clara brings to the Board a deep understanding of international capital markets, regulation, service industries and business transformation developed from her previous roles as chief executive officer of the London Stock Exchange Group plc and Credit Lyonnais Rouse Ltd. Her financial proficiency is highly valued. In 2008 she was appointed Dame Commander of the Order of the British Empire. External appointments: – – Amadeus IT Group SA, non‑executive director and chair of nominations and remuneration committee Renee James Non-Executive Director Tenure: 10 years Skills and experience: Renee brings comprehensive knowledge of the high technology sector developed from her long career at Intel Corporation where she was president. She is currently the chairman and CEO of Ampere Computing. Her extensive experience of international management, technology and the development and implementation of corporate strategy is an asset to the Board and the Committees of which she is a member. External appointments: – – Oracle Corporation, non-executive director – – Citigroup Inc., non-executive director and member of risk management committee and operations & technology committee Governance (continued) A N R Amparo Moraleda Non-Executive Director Tenure: 3 years Skills and experience: Amparo brings strong international technology experience to the Board from her previous role as chief executive officer of the international division of Iberdola and a career spanning 20 years at IBM, where she held a number of positions across a range of global locations. External appointments: – – Airbus Group, senior independent director, chair of nominations and governance committee and remuneration committee and member of ethics & compliance committee – – CaixaBank, non-executive director and chair of remuneration committee – – A.P. Moller - Maersk, non-executive director and member of the audit committee, remuneration committee and technology and innovation committee David Nish Non-Executive Director Tenure: 5 years Skills and experience: David has wide-ranging operational and strategic experience as a senior leader and has a strong understanding of financial and capital markets through his previous directorships which include chief executive officer and chief financial officer of Standard Life plc and chief financial officer of Scottish Power plc. External appointments: – – HSBC Holdings plc, senior independent director, chair of the audit committee and member of the risk committee and nomination & corporate governance committee New Non-Executive Director On 11 February 2021, it was announced that Olaf Swantee would stand for election by shareholders at the 2021 AGM. His biographical details can be found below: Olaf Swantee Prospective Non-Executive Director Skills and experience: Olaf brings a wealth of communications expertise, has a strong track record of value creation and has presided over a number of Europe’s leading telecoms businesses. He is also passionate about technology and its potential to change society for the better. Olaf was CEO of Sunrise Communications between 2016-2020 and transformed the company’s brand, network and services to establish it as the quality challenger in the Swiss market. Prior to that he was CEO of EE, where he successfully merged Orange UK and T-Mobile. External appointments: – – Mobile Zone, Chairman Strategic report Governance Financials Other information 68 Vodafone Group Plc  Annual Report on Form 20-F 2021

Roles and responsibilities of the Board Audit and Risk Committee Reviews the adequacy of the Group’s system of internal control, including the risk management framework and related compliance activities. Monitors the integrity of financial statements, reviews significant financial reporting judgements, advises the Board on fair, balanced and understandable reporting and the long-term viability statement. Nominations and Governance Committee Evaluates Board composition and ensures Board diversity and a balance of skills. Reviews Board and Executive Committee succession plans to maintain continuity of skilled resource. Oversees matters relating to corporate governance. Remuneration Committee Sets, reviews and recommends the policy on remuneration of the Chairman, executives and senior management team. Monitors the implementation of the Remuneration Policy. Oversees general pay practices across the Group. The Board’s role is to provide entrepreneurial leadership of Vodafone within a framework of effective controls which enables risks to be assessed and managed. The Board establishes the Company’s purpose and values, approves strategy, and satisfies itself that these and its culture are aligned. It is responsible for ensuring the necessary resources are in place for the Company to meet its objectives and for measuring performance against them. The Board is accountable for promoting the long-term sustainable success of the Company, generating value for shareholders and contributing to wider society. Operation of the Board and its Committees The Board currently comprises the Non-Executive Chairman, two Executive Directors and eight Non-Executive Directors. Our Non-Executive Directors bring independent judgement, and wide and varied commercial and financial experience to the Board and Committees. A summary of each role can be found below. The Matters Reserved for the Board and Committee terms of reference were last reviewed in March 2021. Board meetings are structured to allow open discussions. At each meeting the Directors are made aware of the key discussions and decisions of the principal Committees by the respective Committee Chairs. Minutes of Board and Committee meetings are circulated to all Directors after each meeting. Details of the Board’s activities during the year can be found on pages 71 and 72. Chairman – – Leads the Board, sets each meeting agenda and ensures the Board receives accurate, timely and clear information in order to monitor, challenge, guide and take sound decisions; – – Promotes a culture of open debate between Executive and Non- Executive Directors and holds meetings with the Non-Executive Directors, without the Executive Directors present; – – Regularly meets with the Chief Executive and other senior management to stay informed; – – Ensures effective communication with shareholders and other stakeholders; – – Promotes high standards of corporate governance and ensures Directors understand the views of the Company’s shareholders and other key stakeholders, and the section 172 Companies Act 2006 duties; – – Promotes and safeguards the interests and reputation of the Company; and – – Represents the Company to customers, suppliers, governments, shareholders, financial institutions, the media, the community and the public. Senior Independent Director – – Provides a sounding board for the Chairman and acts as a trusted intermediary for the Directors as required; – – Meets with the Non-Executive Directors (without the Chairman present) when necessary and at least once a year to appraise the Chairman’s performance and communicates the results to the Chairman; and – – Together with the Nominations and Governance Committee, leads an orderly succession process for the Chairman. Non-Executive Directors – – Monitor and challenge the performance of management; – – Assist in development, approval and review of strategy; – – Review Group financial information and provide advice to management; – – Engage with stakeholders and provide insight as to their views, including in relation to workforce and the culture of Vodafone; and – – As part of the Nominations and Governance Committee, review the succession plans for the Board and key members of senior management. Workforce Engagement Lead – – Engages with the workforce in key regions where we operate, answers direct questions from workforce-elected representatives, and provides the Board with feedback on the content and outcome of those discussions. The Board Responsible for the overall conduct of the Group’s business including our long-term success; setting our purpose; monitoring culture and values; standards and strategic objectives; reviewing our performance; and maintaining positive dialogue with our stakeholders. ESG Committee * Oversees the ESG programme, purpose (Inclusion for All, Planet and Digital Society) and the social contract. Monitors progress against key performance indicators and external ESG index results. Oversees progress on ESG commitments and targets. Note: * * The Board approved the establishment of an ESG Committee on 11 May 2021. 69 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Governance (continued) Executive management Chief Executive – – Provides leadership of the Company, including representing the Company to customers, suppliers, governments, shareholders, financial institutions, employees, the media, the community and the public and enhances the Group’s reputation; – – Leads the Executive Directors and senior management team in running the Group’s business, including chairing the Executive Committee; – – Develops and implements Group objectives and strategy having regard to shareholders and other stakeholders; – – Recommends remuneration, terms of employment and succession planning for the senior executive team; – – Manages the Group’s risk profile and ensures appropriate internal controls are in place; – – Ensures compliance with legal, regulatory, corporate governance, social, ethical and environmental requirements and best practice; and – – Ensures there are effective processes for engaging with, communicating with, and listening to, employees and others working for the Company. Chief Financial Officer – – Supports the Chief Executive in developing and implementing the Group strategy; – – Leads the global finance function and develops key finance talent; – – Ensures effective financial reporting, processes and controls are in place; – – Recommends the annual budget and long-term strategic and financial plan; and – – Oversees Vodafone’s relationships with the investment community. Company Secretary – – Ensures compliance with Board procedures and provides support to the Chairman, to ensure Board effectiveness; – – Assists the Chairman by organising induction and training programmes and ensures that all Directors have full and timely access to all relevant information; – – Ensures the Board has high-quality information, adequate time and appropriate resources in order to function effectively and efficiently; and – – Provides advice and keeps the Board updated on corporate governance developments. The Executive Committee is comprised of Nick Read, Chief Executive, Margherita Della Valle, Chief Financial Officer, a number of senior executives responsible for global commercial operations, human resources, technology, external affairs and legal, as well as the Chief Executive Officers of our largest operating companies in Germany, the UK, Italy, Spain, Europe Cluster and Vodacom Group. Executive Committee Each year, the Executive Committee conducts a strategy review to identify key strategic issues facing Vodafone to be presented to the Board. The agreed strategy is then used as a basis for developing the upcoming budget and three-year operating plans. The Committee met 10 times during the year to consider the items noted below. In addition, in response to the COVID-19 pandemic, additional meetings were held weekly in the first part of FY21 to assess our response to the critical needs of our business, people and communities throughout the Group. – – Purpose and strategy; – – Updates on the Group’s financial performance; – – Commercial and business performance updates; – – Sustainable business strategy and social contract; – – Developments in our business and portfolio; – – Brexit and COVID-19; – – Talent and succession plan updates; and – – Updates and reports on health and safety matters. A new Executive sub-committee, the Global Products Board, was established during the year. This is led by Nick Read and is dedicated to overseeing our global product strategy, helping to coordinate commercial programmes by strategically evaluating capital allocation opportunities and identifying those capable of achieving scale across the Group. Chief Executive Global Products Board Supports the Executive Committee by providing visibility of global product strategy and life-cycle and identifies capital allocation opportunities. Reputation and Policy Steering Committee Advises the Executive Committee on reputational risks and policy matters. Risk and Compliance Committee Assists the Executive Committee in fulfilling its accountabilities with regard to risk management and policy compliance. Executive Committee Focuses on strategy implementation, financial and competitive performance, commercial and technological developments, succession planning and organisational development. Disclosure Committee Oversees the accuracy and timeliness of Group disclosures and approves controls and procedures in relation to the public disclosure of financial information. Chief Financial Officer Strategic report Governance Financials Other information 70 Vodafone Group Plc  Annual Report on Form 20-F 2021

Board activities and principal decisions Board activities were structured to oversee the first phase of the Group’s strategy and develop the next phase, to oversee our purpose and values, to review financial performance and to oversee the management of risks and internal controls. The key topics discussed are set out below. Additional information on principal decisions taken by the Board, assessed as those decisions which are material to the Group’s strategy, and a summary of the interests of key stakeholders and likely impact of decisions are shown in boxes. Details of Vodafone’s key stakeholders and how the Board engaged with them during the year is available on pages 12 and 13. Deeper customer engagement Improved quality and experience of service for our customers Net Promoter Score Targeted network capital allocation focused on the drivers of satisfaction for consumer and business customers. Customer churn and net additions Understanding the response of customers to our revised commercial offerings, which vary across markets, is crucial to developing the Board’s understanding of performance against KPIs and the overall success of strategic initiatives. Understanding customers’ evolving needs In addition to the above, the Board regularly received information from Executive Committee members and senior managers to understand in greater depth the evolving needs of consumers and business customers . Network sharing The Board reviewed a number of network sharing arrangements across our major European markets. Accelerating digital transformation Strengthened digital channel capabilities Digitalisation and transformation of sales and service The Board considered Digital First sales channels and its implications for the retail footprint, remote working arrangements and customer journeys. Digital First: agile and culture The Board received dedicated updates on the strategy for, and pace of, change within the business as we digitalise our processes and promote a culture that is passionate about Digital Society. Improving asset utilisation Improving the Group’s return on capital Vantage Towers During 2021, the Board regularly reviewed progress on the creation of Vantage Towers, one of Europe’s largest tower companies. In March 2021, the Board took a decision to sell 18.3% of the Group’s interest in Vantage Towers AG on the Frankfurt stock exchange, enabling the realisation of €2.3 billion value whilst retaining a majority interest and management control. Key stakeholder interests considered: – – Investors: executing on our strategy to improve asset utilisation and focus on lowering debt – – Suppliers: building stronger and broader relationships – – People: encouraging talent and diversity Decision-making: Different options to monetise the newly created Vantage Towers were presented to the Board. The Board acknowledged the interest expressed by investors in the proposed IPO, since the sale would realise value with the opportunity of reducing overall debt for the Vodafone Group. The Frankfurt market was considered well-suited for the European business. It was considered desirable to retain management control in the near term in order to progress the strategy for the newly created Vantage Towers group. Optimising the portfolio Focus on two scale platforms in Europe and Africa Integration of Liberty Global’s assets The Board considered the key integration outcomes of the acquisition, including synergies and stand-alone benefits and the commercial performance of the local markets in Germany, the Czech Republic, Hungary and Romania. Vodafone Egypt The Board agreed to sign a non-binding Memorandum of Understanding with Saudi Telecom Company (‘stc’) regarding the sale of Vodafone’s 55% shareholding in Vodafone Egypt. Discussions with stc have since been terminated. Merger of Indus Towers with Bharti Infratel The Board was kept informed on the regulatory clearance for the merger of our Indus Towers assets with Bharti Infratel in India in November 2020. TPG Telecom The Board agreed the merger of Vodafone Hutchison Australia with TPG Telecom, which completed in July 2020 and resulted in Vodafone owning a 25.05% economic interest in the Australian listed company. 71 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Our people Investing in our talent and skills Employee voice – Spirit Progress with our newly launched cultural programme, ‘The Spirit of Vodafone’, was reported to, and monitored by, the Board. It was important for the Board to capture the sentiment of the workforce and measure the success of the programme. Health and safety The Board received reports on health and safety initiatives, considering the wellbeing of the people working for and with us throughout the Group. For incidents resulting in the death of an employee, the Board requests detailed reports on the ongoing work being undertaken to eliminate the risk of fatalities and work-related safety incidents. Modern slavery The Board monitors our compliance with the requirements of the UK Modern Slavery Act 2015. Financial strength Revenue, cost, free cash flow and balance sheet US bonds As part of its oversight of our business’s long-term funding requirements, the Board receives annual updates on activity related to our two bond programmes; the US shelf programme listed on NASDAQ and the Euro Medium Term Note programme listed in both London and Dublin, to ensure cost efficient and dependable financial resources are available to the business. The first tranche of mandatory convertible bond matured in March 2021 and the Company issued a series of notes due between November 2021 and January 2024. Governance (continued) Other System of internal control Details of the operation of our internal risk and compliance processes informed the Board’s discussions on cultural change and operational matters. Risk tolerance and risk management The Board reviewed management’s identification and assessment of the top 10 principal risks and their impact on strategy and commercial initiatives. Regulatory landscape Executives provided regular and detailed updates on various regulatory matters, including the classification of the telecommunications sector as an ‘essential service’ during COVID-19, restrictions on our key suppliers, and spectrum auction structures. COVID-19 The COVID-19 global pandemic has created an unprecedented challenge for the global economy. The Board was provided with comprehensive updates on the financial and business impact on Vodafone and the changes to the regulatory environment. The Board endorsed management’s five-point plan which was launched in Spring 2020 to contribute to public efforts to respond to the COVID-19 pandemic. The Board kept under review the action taken by management to protect the health and safety of our people and continue to provide critical services to our customers, the emergency services and wider society. Brexit The Board considered the likelihood and potential impact of a no-deal Brexit on the Company and its stakeholders, with particular focus on Vodafone UK and Business. Following the withdrawal of the United Kingdom from the European Union on 31 January 2021, the Board continued to monitor any potential impact on our business. ESG Committee On 11 May 2021, the Board formally approved the establishment of a new Committee of the Board, the ESG Committee. The objectives of the ESG Committee include the oversight of Vodafone’s ESG programme: Purpose (Inclusion for All; Planet; and Digital Society), sustainability and responsible business practices, as well as Vodafone’s contribution to the societies we operate in under the social contract. The Committee also monitors progress against key performance indicators and external ESG index results. Key stakeholder interests considered: – – Investors: strong ESG governance has become a key requirement of an ESG programme. – – Governments and regulators: ensure compliance with local and international legal and regulatory obligations. – – Local Communities and NGOs: ESG matters affect the day-to-day lives of the people in our local communities. – – Suppliers and customers: seek high ethical standards to be upheld end-to-end in the supply chain. – – Employees: seek protection from health and safety risks, but also take pride in being part of our commitment to ESG matters. Decision-making: The Board believed that the ESG Committee will promote the long-term success of Vodafone, for the benefit of its members as a whole and our key stakeholders, by providing the Board with enhanced oversight of ESG matters. The establishment of a new ESG Committee is a strong signal to all our key stakeholders, and wider society, of the strength of Vodafone’s commitment to its ESG programme and goals, and enhances the commitments made in the social contract. Dividend To support each dividend approved by the Board, detailed updates are received from Group Investor Relations and Group Finance relating to financial resilience, performance outlook and external views and the Board has an opportunity to discuss those and other relevant considerations. Key stakeholder interests considered: – – Investors: whilst reliable cash returns are generally positive for shareholders and attractive to prospective investors, the COVID-19 pandemic caused a divergence in views amongst institutional investors. Some were supportive of businesses retaining cash to protect themselves from the prolonged period of uncertainty, whilst others preferred that cash returns be maintained where appropriate. – – Governments and regulators: during COVID-19, the UK government expressed concerns over the long-term viability of businesses and encouraged businesses to consider retaining cash to ‘weather the storm’. Decision-making: The concerns of our key stakeholders were considered by the Board. The Board’s decision was supported by a robust assessment of the position, performance and viability of the business carried out by management. The Board was mindful that the Directors had continued to adopt the going concern basis in preparing the annual report and accounts and was also cognisant of available reserves to support the dividend. On 16 November 2020, we announced a dividend of 4.5 eurocents per share and have recommended a dividend of 4.5 eurocents per share to be paid on 6 August 2021. This was consistent with dividends declared during FY20 and the expectations of our shareholders. Strategic report Governance Financials Other information 72 Vodafone Group Plc  Annual Report on Form 20-F 2021

The Board recognises that it needs to continually monitor and improve its performance. This is achieved through the annual performance evaluation, full induction of new Board members and ongoing Board development. The conclusions of this year’s review have been positive and confirmed that the Board remains effective. Process undertaken for our Board evaluation Since the appointment of a new Chairman of the Board in 2020, the Board decided to have an externally facilitated review of its effectiveness early in the new Chairman’s tenure. Therefore it appointed Consilium Limited, an independent board review firm, to conduct the 2021 Board evaluation. Consilium had conducted the last externally facilitated review in 2019. The Board asked Consilium to assess whether the recommendations it had made in its 2019 review had been implemented and to make a new assessment of the Board’s current effectiveness. Consilium is considered fully independent as it does not have a relationship with the Board or any Director. Consilium took input from the Chairman, Senior Independent Director, Chief Executive and Company Secretary on the design of the review process and the areas to be covered by the questionnaire that was used to gather input to enable a rigorous review of the Board as a whole, its Committees and individual Directors’ contributions to Board discussions and decision-making. The objectives of the review were to provide an assessment of Vodafone Group’s Board effectiveness and governance. A tailored Board questionnaire was compiled to gather and distil feedback. Consilium collated the responses from Directors, held interviews with selected Directors and the Company Secretary, made an independent assessment of the effectiveness of the Board and presented a report on its findings and recommendations to the Board which was considered at Board and Committee meetings in March 2021. The evaluation was designed in part to evaluate the progress made on the four actions identified by the 2020 evaluation. Those were: – – Developing the Board’s understanding of relevant regulatory authorities and further attention on customers. – – The effective induction of Jean-François van Boxmeer and seamless transfer of the Chairman role. – – A better understanding of customer insights and the development of its understanding and oversight of Vodafone Business. – – Enhancing the Board’s Strategy meeting. Summary of findings Progress against 2020 actions The evaluation determined that Jean-François’ succession to the Chairman role had been successfully completed and the comprehensive induction could be improved only with personal visits to Vodafone’s main operating locations once travel restrictions are eased. Presentations to the Board on regulatory developments and consumer behaviours had enhanced the Board’s understanding of emerging risks and opportunities for Vodafone. The Board’s Strategy meeting could not be held in person because of the COVID-19 pandemic but was successfully held via video conference and the Board benefited from receiving a range of presentations from senior managers. Actions for the FY22 financial year The 2021 Board review reported that virtual working had somewhat blunted the liveliness of discussions and the Directors, recognising the need to continue to improve the quality of conversations, agreed with Consilium’s recommendations for: – – more and different forms of engagement between Directors, with and without the Executive Directors; – – refreshing the Board’s composition and reviewing the mix of skills and experience on the Board in light of the next phase of strategy; – – continuing to ensure Board agendas concentrate on the specifics of organic improvement and growth and their underlying drivers; and – – understanding closely the organisation’s capacity, capabilities and cultural change and monitoring progress on new proposition developments, ESG and culture change. Details of the next Board evaluation and progress made on the above actions will be reported in the 2022 Governance Report. Effective use of our skills and experience and improving our performance 73 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

The Nominations and Governance Committee (‘the Committee’) continues to focus on evaluating the composition of the Board. The Committee ensures that the Board is comprised with an appropriate balance of skills, knowledge, experience and diversity so that it is effective in discharging its responsibilities and in having oversight of all matters relating to corporate governance. Chairman Jean-François van Boxmeer Members Sir Crispin Davis Valerie Gooding Renee James Key Responsibilities – – Assessing the composition, structure and size of the Board and its Committees and leading the process for appointments to the Board; – – Succession planning for the Board and Executive Committee, taking into account diversity and the need for an orderly succession; – – Overseeing the performance evaluation of the Board, its Committees and individual Directors; and – – Monitoring developments in all matters relating to corporate governance, bringing any issues to the attention of the Board. The Committee is comprised solely of independent Non-Executive Directors. The Committee had four scheduled meetings during the year which were fully attended by all members. Due to the COVID-19 pandemic, Committee meetings were attended virtually by Committee members with other individuals and external advisers invited to attend all or part of the meetings as appropriate. The Committee’s key areas for its focus in the coming year are set out below. Key focus for the year The key areas of focus for the next year: – – The completion of Jean-François van Boxmeer’s induction; – – Subject to shareholder approval, the onboarding and induction of Olaf Swantee; – – Board and Executive Committee succession planning in order to maintain their necessary balance of skills, knowledge and experience to remain effective; – – Continuing to review Board independence and ensuring Directors have sufficient time to fulfil their Board responsibilities; – – Continuing to monitor compliance with the Code and future regulatory updates. Letter from Committee Chairman On behalf of the Board, I am pleased to present my first Nominations and Governance Committee Report for the year ended 31 March 2021. This past year, the main focus of the Committee has been Board and Executive Committee composition, succession planning and corporate governance matters, with a continued focus on the appointment of Non-Executive Directors with telecoms and technology expertise. I joined the Board on 28 July 2020 and was appointed Chair of the Board and joined the Committee with effect from 3 November 2020. As Chairman of the Committee, I take an active role in overseeing the progress made towards improving diversity on the Board and the Executive Committee. Succession planning and the appointment process are key in promoting diversity in a way that is consistent with the long-term strategy of the Group. The Committee ensures we have sufficiently diverse, deep and broad expertise on the Board. Our commitment to diversity and technology skills extends beyond the Board and Executive Committee. The Committee reviews initiatives which aim to develop the talent pipeline. Further details of our programmes to manage talent can be found on page 22 Changes to the Board and Executive Committee On 27 July 2020, David Thodey stepped down from the Board. Following the AGM and effective from 28 July 2020, I joined the Board as a Non-Executive Director, becoming Chairman on 3 November 2020 following Gerard Kleisterlee’s resignation after 10 years of service. I am pleased that shareholders will have the opportunity to appoint Olaf Swantee as a new Non-Executive Director at the AGM on 27 July 2021. Olaf has extensive experience of the telecommunications sector and a consistent record of creating shareholder value. Renee James will not be standing for re-election at the AGM on 27 July 2021. Over her 10-year tenure, Renee has provided invaluable expertise and contribution to the Board and as a Committee member. On behalf of the Board I would like to extend my gratitude and thanks to Renee. The Committee is regularly informed on succession planning and changes on the membership of the Executive Committee. During the year the following changes were made: – – On 1 November 2020 Colman Deegan was appointed as CEO Vodafone Spain and a member of the Executive Committee replacing Antonio Coimbra. – – Effective 15 February 2021 Nick Jeffery resigned as CEO of Vodafone UK and a member of the Executive Committee. On the same date, Ahmed Essam became CEO of Vodafone UK, retaining his place on the Executive Committee, and Alex Froment-Curtil became Group Chief Commercial Officer and joined the Executive Committee. Assessment of the independence of the Non-Executive Directors All Non-Executive Directors have submitted themselves for re-election at the 2021 AGM, other than Renee James who will retire from the Board at the 2021 AGM. In accordance with the Code, the independence of all the Non-Executive Directors was considered by the Committee, including the circumstances for Gerard Kleisterlee and Renee James’ tenures exceeding nine years to support succession planning and maintain diversity on the Board. All Non-Executive Directors are considered independent and they continue to make independent contributions and effectively challenge management. The Executive Directors’ service contracts and Non-Executive Directors’ appointment letters are available for inspection at our registered office and will be available on display at the 2021 AGM. Nominations and Governance Committee Governance (continued) Strategic report Governance Financials Other information 74 Vodafone Group Plc  Annual Report on Form 20-F 2021

Management of conflicts of interest The Companies Act 2006 provides that directors have a duty to avoid a situation in which they have or may have a direct or indirect interest that conflicts or might conflict with the interests of the Company. This duty is in addition to the existing duty owed to the Company to disclose to the Board any interest in a transaction or arrangement under consideration by the Company. Our Directors must report any changes to their commitments to the Board, immediately notify the Company of actual or potential conflicts or a change in circumstances relating to an existing authorisation and complete an annual conflicts questionnaire. Any conflicts or potential conflicts identified are considered and, as appropriate, authorised by the Board in accordance with the Company’s Articles of Association. A register of authorised conflicts is also reviewed periodically. The Committee and the Board are satisfied that the external commitments of the Non-Executive Directors and of me, your Chairman, do not conflict with our duties and commitments as Directors of the Company, and that each Non-Executive Director is able to dedicate sufficient time to the Company’s affairs. During the financial year, the Board noted that Sanjiv Ahuja, who is the Chairman of Tillman Global Holdings (‘Tillman’) which provides tower/fibre constructions ownership and maintenance, has a potential conflict of interest which has arisen as a result of Tillman operating in Europe where Vantage Towers also operates. The conflict of interest has been, and will continue to be, monitored and managed by Mr Ahuja not receiving materials or taking part in decisions relating to the Company’s interest in Vantage Towers or towers matters generally. The Committee is comfortable that it has adequate measures in place to manage and mitigate any actual or potential conflicts of interests that may arise in the future. Board evaluation In accordance with the Code, Vodafone conducts an annual evaluation of the performance of Board and Board Committee, which every Director engages in. This year an external evaluation took place; the outcome of the evaluation and the actions to be addressed during the financial year ending 31 March 2021 can be found on page 73. Time commitment In accordance with the Code, the Committee actively reviews the time commitments of the Board. All Directors are engaged in providing their external commitments to establish that they have sufficient time to meet their Board responsibilities. The Committee is satisfied that the Board does meet this requirement and all Directors provide constructive challenge, strategic guidance and hold the management to account. Succession planning An overview of my search and induction process can be found on page 63. The search and appointment process for your new Chairman began in 2019 via a sub-committee of the Committee, led by our Senior Independent Director, Valerie Gooding. Two external search consultancies were engaged to support, MWM Consulting and Spencer Stuart (both have no other connections with Vodafone or our Directors). The sub-committee recommended to the Board that I be appointed because it had concluded that I enhanced the mix of diversity, skills and experience for the Board, due to my extensive international experience, particularly across Europe and Africa, and for my expertise at Heineken for managing transformation and creating shareholder value. The Committee monitors the length of tenure and the skills and experience of the Non-Executive Directors to assist in succession planning. Details of the length of tenure of each Director and summary of the skills and experience of the Non-Executives can be found on pages 67 and 68. The Committee is confident that the Board has the necessary mix of skills and experience to contribute to the Company’s strategic objectives. Diversity In line with Vodafone’s Board Diversity Policy, the Committee is firmly committed to supporting diversity and inclusion in the boardroom in compliance with the Code and acknowledges the importance of diversity and inclusion to the effective functioning of the Board. As set out in our Board Diversity Policy, Vodafone’s long-term ambition is to increase diversity on our Board in all its forms. The Committee annually reviews and agrees the Board Diversity Policy and monitors the progress made at Board and senior management levels during the financial year. For the technology sector to reach its full social and economic potential it needs to more fairly reflect the world in which we operate. Diversity at Vodafone extends beyond the Board to the global workforce. The Committee has been and continues to monitor Vodafone’s compliance with targets and best practice recommendations set for gender diversity by the Hampton-Alexander Review and for ethnic diversity by the Parker Review. The Hampton-Alexander Review recommended that by 2020 there would be at least 33% female representation at the Board, Executive Committee positions and direct reports of the Executive Committee (the ‘Senior Leadership Team’). We are pleased to report that as at 31 March 2021, five women and six men served on the Board, which meant that 45.5% of our Board were female. Our Executive Committee has four positions held by women (28.6%). In the Senior Leadership Team, 50 roles are held by women (30.7%), which is an increase from 2020 (28.9%). We are confident that the initiatives detailed on page 37 will support us to reach the Hampton-Alexander Review target and to achieve our ambition to have 40% of women holding management and leadership roles by 2030. The Committee is mindful of the recommendation of the Parker Review Report to have at least one Director from a non-white ethnic minority by 2021 and is satisfied that our Board currently meets this recommendation, with 9.1% of the Board being ethnically diverse. Vodafone has implemented a self-declaration process on diversity characteristics including ethnicity on our people system to improve visibility in this area and inform decisions on actions required to support ethnic diversity within the organisation. Read more about how we build a diverse and inclusive organisation on pages 34 to 37 Read more about our recognition in diversity indexes on pages 37 Governance The Committee continues to review action taken to comply with the Code and other legal and regulatory obligations during the year. The Committee received regular governance updates and is satisfied that Vodafone has complied with the Code in full during the year. The Matters Reserved for the Board and the terms of reference of the Nominations and Governance Committee, the Audit and Risk Committee and the Remuneration Committee were reviewed in March 2021. /s/ Jean-François van Boxmeer Jean-François van Boxmeer On behalf of the Nominations and Governance Committee 23 June 2021 75 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Governance (continued) The Committee plays a key role in the governance of the Group’s financial reporting, risk management, internal control and assurance processes and the external audit. Cyber threat and information security remained a key focus for the Committee along with the impact of COVID-19 and the IPO readiness of Vantage Towers prior to its listing on 18 March 2021. Chairman and financial expert David Nish Members Sanjiv Ahuja Michel Demaré Amparo Moraleda I am pleased to present our report to you as Chair of the Audit and Risk Committee. This report provides an overview of how the Committee operates, an insight into the Committee’s activities and its role in ensuring the integrity of the Group’s published financial information and the effectiveness of its risk management, controls and related processes. The membership of the Committee changed during the year. Sir Crispin Davis stepped down to become a member of the Remuneration Committee. I would like to thank Sir Crispin for his significant contribution to the work of the Committee. This year, the Committee focused on the following areas: – – Cyber threat and information security. External threats in this area continue to grow. The Committee met with the cyber security leadership team twice during the year to challenge the cyber security operating model and to ensure the security risks across the IT landscape are assessed and managed; – – Monitored progress before the initial public offering (‘IPO’) of Vantage Towers A.G. on 18 March 2021; – – The ongoing impacts of COVID-19 on Group risk management, cash flow and funding, accounting, disclosure and financial controls; – – Ongoing assessment of the risk and control environments at selected business units; and – – Deep-dive reviews with management on a range of topics related to the Committee’s accountabilities and which are summarised in this report on page 81. The Committee met seven times during the year, five times as part of its regular schedule of meetings and two supplementary meetings in December and February to review the IPO readiness of Vantage Towers. The attendance by members at Committee meetings can be seen on page 62. The external auditor is invited to each meeting. Each regular meeting included reviews of risk and compliance related matters, although these areas received particular focus at the January meeting. At the September and March meetings we considered the anticipated matters impacting the Group’s half-year and year-end reporting and approved the principal and emerging risks. In November and May, we concluded our risk assessment and advised the Board of the outcome prior to the release of the Group’s half-year and year-end financial results. Our external auditor, Ernst & Young LLP (‘EY’), completed its second annual audit. EY continues to provide robust challenge to management and provides its independent view to the Committee on specific financial reporting judgements and the control environment. Every three years the Board appoints an external organisation to perform an independent review of the Committee to evaluate its performance. The last review was performed in March 2019 and concluded that the Board members considered the Committee to be thorough and fully effective in meeting its objectives. A finding of the Board effectiveness review conducted by Consilium in March 2021 was that the Committee was operating effectively. /s/ David Nish David Nish On behalf of the Audit and Risk Committee Audit and Risk Committee Objective The Committee’s objective is the provision of effective governance over the appropriateness of financial reporting of the Group, including the adequacy of related disclosures, the performance of both the Internal Audit function and the external auditor and oversight of the Group’s systems of internal control, business risks and related compliance activities. Key responsibilities The responsibilities of the Committee are to: – – Monitor the integrity of the financial statements, including the review of significant financial reporting judgements; – – Provide advice to the Board on whether the Annual Report is fair, balanced and understandable and on the appropriateness of the long-term viability statement; – – Review and monitor the external auditor’s independence and objectivity and the effectiveness of the external audit; – – Review the system of internal financial control and compliance with section 404 of the US Sarbanes-Oxley Act; – – Review and provide advice to the Board on the approval of the Group’s US annual report on Form 20-F; – – Monitor the activities and review the effectiveness of the Internal Audit function; and – – Monitor the Group’s risk management system, review of the principal risks and the management of those risks. Committee governance Committee meetings normally take place the day before Board meetings. The Chair reports to the Board, as a separate agenda item, on the activity of the Committee and matters of particular relevance. The Board has access to the Committee’s papers and receives copies of the Committee minutes. The Committee regularly meets separately with the external auditor, the Chief Financial Officer and the Group Audit Director without others being present. The Chair also meets regularly with the external lead audit partner throughout the year outside of the formal Committee process. Strategic report Governance Financials Other information 76 Vodafone Group Plc  Annual Report on Form 20-F 2021

The Chair is designated as the financial expert on the Committee for the purposes of the US Sarbanes-Oxley Act and the UK Corporate Governance Code. The Committee continues to have competence relevant to the sector in which the Group operates. The skills and experience of Committee members is detailed on pages 67 and 68. COVID-19 The COVID-19 pandemic continues to have a range of implications on risk management and corporate reporting in the year. The key considerations are summarised below. Principal and emerging risks The impact of COVID-19 has been accounted for in the assessment of the Group’s principal and emerging risks and uncertainties. Corporate governance The financial close process and external audit As restrictions regarding social distancing and travel remained mostly in place during the year, the Group’s employees involved in the preparation of ongoing management information, financial reporting and supporting the external audit continue to work from home, as do the external auditor teams. Our second year-end close process under restrictions benefited from the increase in our capabilities and the efficiencies we have developed over the year, working away from our offices. Internal controls systems The controls we implemented last year to support remote working remain in place. Financial reporting The impact of COVID-19 on current trading conditions has been factored into significant financial reporting judgements, notably our business plans used in impairment testing and amounts provided against receivables and contract assets for expected credit losses. See significant reporting judgements on page 78. Long-term viability statement and going concern assessment The Committee provides advice to the Board on the form and basis of conclusion underlying the long-term viability statement as set out on page 61 and the going concern assessment on page 109. The Committee challenged management on its financial risk assessment as part of its consideration of the long-term viability statement. This included scrutiny of forecast liquidity, balance sheet stress tests, the availability of cash and cash equivalents through new or existing financing facilities and a review of counter-party risk to assess the likelihood of third parties not being able to meet contractual obligations. Certain elements of this exercise supplemented the normal annual process and assessment of the Group’s prospects made by management, and included consideration of: – – The review period and alignment with the Group’s internal long- term forecasts; – – The assessment of the capacity of the Group to remain viable after consideration of future cash flows, expected debt service requirements, undrawn facilities and access to capital markets; – – The modelling of the financial impact of certain of the Group’s principal risks materialising using severe but plausible scenarios; – – Ensuring clear and enhanced disclosures in the Annual Report as to why the assessment period selected was appropriate to the Group, what qualifications and assumptions were made and how the underlying analysis was performed, consistent with FRC pronouncements: and – – Comprehensive disclosure in relation to the Group’s liquidity provided in the consolidated financial statements. See note 22 “Capital and financial risk management”. Financial reporting The Committee’s primary responsibility in relation to the Group’s financial reporting is to review, with management and the external auditors, the appropriateness of the half-year and annual consolidated financial statements. The Committee focuses on: – – The quality and acceptability of accounting policies and practices; – – Material areas in which significant judgements have been applied or where significant issues have been discussed with the external auditor; – – An assessment of whether the Annual Report, taken as a whole, is fair, balanced and understandable and whether our US annual report on Form 20-F complies with relevant US regulations; – – The clarity of the disclosures and compliance with financial reporting standards and relevant financial and governance reporting requirements; – – Providing advice to the Board on the form and basis underlying the long-term viability statement; and – – Any correspondence from regulators in relation to our financial reporting. Accounting policies and practices The Committee received reports from management in relation to: – – The identification of critical accounting judgements and key sources of estimation uncertainty; – – Significant accounting policies; and – – Proposed disclosures of these in the 2021 Annual Report. Following discussions with management and the external auditor, the Committee approved the disclosures of the accounting policies and practices set out in note 1 “Basis of preparation” and within other notes to the consolidated financial statements. Fair, balanced and understandable The Committee assessed whether the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy. The Committee reviewed the processes and controls that underpin its preparation, ensuring that all contributors, the core reporting team and senior management are fully aware of the requirements and their responsibilities. This included the financial reporting responsibilities of the Directors under section 172 of the Companies Act 2006 to promote the success of the Company for the benefit of its members as well as considering the interests of other stakeholders which will have an impact on the Company’s long-term success of the entity. The Committee reviewed a draft of the Annual Report to enable input and comment. The Committee also reviewed the results announcements, supported by the work of the Group’s Disclosure Committee, which also reviews and assesses the Annual Report and investor communications. This work enabled the Committee to provide positive assurance to the Board to assist them in making the statement required by the 2018 UK Corporate Governance Code. 77 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Significant financial reporting judgements The areas considered and actions taken by the Committee in relation to the 2021 Annual Report are outlined below. For each area, the Committee was satisfied with the accounting and disclosures in the financial statements. Area of focus Actions taken Revenue recognition Revenue is a risk area given the inherent complexity of IFRS 15 accounting requirements and the underlying billing and related IT systems. See note 1 “Basis of preparation”. The accounting policy for, and related disclosure requirements of IFRS 15 that have been presented in the Annual Report, were reviewed in March and May 2021. The Committee challenged EY on the scope of their revenue audit processes as part of the agreement of the audit plan. M&A transactions There have been a range of transactions in the year requiring accounting consideration. These include: – – Vantage Towers related matters, focused mostly around lease accounting and goodwill allocation; – – The buy-out offer to KDG minority shareholders; – – The combination of the Group’s interest in Indus Towers with Bharti Infratel; – – The merger of Vodafone Hutchison Australia with TPG Telecom; – – The sale of a portion of the Group’s interest in INWIT; – – The combination of the tower infrastructure assets of Vodafone Greece with Wind Hellas Telecommunications SA; and – – Reversal of held for sale accounting for Vodafone Egypt. The Committee reviewed and discussed the accounting of these transactions with management at the September 2020, March 2021 and May 2021 meetings. The Committee also received detailed reporting from the external auditor on its assessment on the accounting judgements and disclosures made by management in both the half-year and annual consolidated financial statements. Vodafone Idea The disclosure and accounting judgements in relation to the impacts of Vodafone Idea Limited’s (‘VIL’) adjusted gross revenue (‘AGR’) judgement debt on the Group’s conditional and capped obligations to make certain payments to VIL under a payment mechanism agreed at the time of the merger between Vodafone India and Idea Cellular in 2017. See note 29 “Contingent liabilities and legal proceedings”. The Committee reviewed the appropriateness of the Group’s provisioning in relation to potential liabilities under the payment mechanism agreed with VIL considering VIL’s ability to make any further material payments of its AGR judgement debt. These reviews occurred at the September 2020, March 2021 and May 2021 Committee meetings. Indus Towers The valuation of the security package provided by the Group to Indus Towers (‘Indus’) in respect of commitments of VIL to Indus. The classification of the investment in Indus as held for sale. See note 29 ”Contingent liabilities and legal proceedings”. The Committee reviewed the classification of Indus as held for sale during the May 2021 Committee meeting considering (i) VIL’s commitments to Indus and its ability to settle its obligations, (ii) the terms of the pledges contained within the security package, and (iii) the Group’s obligations with respect to the loan secured against the Group’s interests in VIL and Indus. Liability provisioning The Group is subject to a range of claims and legal actions from a number of sources, including competitors, regulators, customers, suppliers and, on occasion, fellow shareholders in Group subsidiaries. See note 16 “Provisions” and note 29 “Contingent liabilities and legal proceedings”. The Committee met with the Director of Litigation in November 2020 and May 2021 in advance of the half-year and year-end reporting, respectively. The Committee reviewed and challenged management’s assessment of the current status of the most significant claims, together with relevant legal advice received by the Group, to form a view on the level of provisioning and disclosure in the financial statements. Impairments Judgements in relation to impairment testing relate primarily to the assumptions underlying the calculation of the value in use of the Group’s businesses, being the achievability of the long-term business plans and the macroeconomic and related modelling assumptions underlying the valuation process. See note 4 “Impairment losses”. The Committee reviewed and discussed detailed reporting with management and challenged the appropriateness of the assumptions made, including: – – The consistent application of management’s methodology; – – The achievability of the business plans; – – Assumptions in relation to terminal growth in the businesses at the end of the plan period; and – – Discount rates. The ongoing impact of COVID-19 has been factored into the latest business plans. The Group Head of Planning presented the output of the impairment exercise at the May meeting. During the year, the Group recorded no impairments in respect of its investments. Taxation The Group is subject to a range of tax claims and related legal actions in a number of jurisdictions where it operates. Further, the Group has extensive accumulated tax losses and a key management judgement is whether a deferred tax asset should be recognised in respect of those losses. See note 6 “Taxation” and note 29 “Contingent liabilities and legal proceedings”. The Committee met with the Group Tax Director in November 2020 and May 2021 in advance of the half-year and year-end reporting, respectively. The Committee challenged the judgements underpinning both the provisioning and disclosures adopted for the most significant components of contingent taxation liabilities and the underlying assumptions for the recognition of deferred tax assets, principally the assessment of the amount of tax losses and the availability of future taxable profits in Luxembourg. The Group tax charge includes a €2.8 billion charge from the utilisation of deferred tax assets in Luxembourg as a result of a reduction in tax losses arising from an increase in the valuation of investments in local GAAP accounts. Governance (continued) Strategic report Governance Financials Other information 78 Vodafone Group Plc  Annual Report on Form 20-F 2021

Regulators and our financial reporting The FRC publishes thematic reviews to help companies improve the quality of corporate reporting around new accounting standards and also provides guidance and reviews the quality of reporting across public companies. The Group routinely reviews FRC publications, the most relevant publications for the 2021 financial close process being: – – Year-end advice to Audit Committee Chairs, CEOs and CFOs; – – Thematic review on existing disclosure requirements for IFRS 15 and IFRS 16; and – – Consolidated COVID-19 disclosure requirements issued in December 2020 which superseded previous publications on this topic. The Group already complied with the majority of the recommendations and the 2021 Annual Report has been updated to adopt best practice where applicable. In March 2021, the Corporate Reporting Review department of the Financial Reporting Council (‘FRC’) advised that our Annual Report for the year ended 31 March 2020 had been subject to their review and explanations were requested on certain accounting and disclosure matters. Our responses were accepted by the FRC and their review was closed in May 2021. This review resulted in enhancements to our disclosures which are reflected within this Annual Report. Also in March 2021, the US Securities and Exchange Commission raised a number of matters in relation to disclosures within our Form 20-F for the year ended 31 March 2020. We submitted our written responses to the SEC which were accepted and their review was closed in May 2021. This review resulted in enhancements to our disclosures which are reflected within this Annual Report on Form 20-F for the year ended 31 March 2021. Internal control and risk management The Committee has the primary responsibility for the oversight of the Group’s system of internal control, including the risk management framework, the compliance framework and the work of the Internal Audit function. Internal Audit The Internal Audit function provides independent and objective assurance over the design and operating effectiveness of the system of internal control, through a risk based approach. The function reports into the Committee and, administratively, to the Group Chief Financial Officer. The function is composed of teams across Group functions and local markets. This enables access to specialist skills through centres of excellence and ensures local knowledge and experience. Cooperation with professional bodies and an information technology research firm has ensured access to additional specialist skills and an advanced knowledge base. Internal Audit activities are based on a robust methodology and the internal quality assurance improvement programme ensures compliance with the Standards of the Institute of Internal Auditors. The function has invested in several initiatives to improve its effectiveness, particularly in the adoption of new technologies. The increased use of data analytics has provided broader and deeper audit testing and driven increased insights. The Committee has a standing agenda item to cover Internal Audit related topics. Prior to the start of each financial year, the Committee reviews and approves the annual audit plan, assesses the adequacy of the budget and resources and reviews the operational initiatives for the continuous improvement of the function’s effectiveness. The audit plan was revisited in April 2020 to reflect the risks from the COVID-19 pandemic. The Committee reviews the progress against the approved audit plan and the results of audit activities, with a focus on unsatisfactory audit results and “cross-entity audits” which are audits that are performed across multiple markets with the same scope. Audit results are analysed by process and geography to highlight changes in the control environment and areas that require attention. During the year, Internal Audit coverage focused on principal risks, which included: Global economic disruption, Cyber threat and information security, Legal and regulatory compliance and Technology failure. Relevant audit results are reported at the same time as the Committee’s in-depth review with the risk owner, which allows the Committee to have an integrated view on the way the risk is managed. Assurance was also provided across a range of areas, including data loss prevention and phishing, data privacy, network change management, sourcing, tariff and discounts management, credit vetting and collection, Vodafone Business solution delivery and M-Pesa. The activities performed by the shared service organisation also received attention due to their significant bearing on the effectiveness of global processes. Management is responsible for ensuring that issues raised by Internal Audit are addressed within an agreed timetable, and the Committee reviews their timely completion. Assessment of Group’s system of internal control, including the risk management framework The Group’s risk assessment process and the way in which significant business risks are managed is an area of focus for the Committee. The Committee’s activity here was led primarily, but not solely, by the Group’s assessment of its principal and emerging risks and uncertainties, as set out on pages 53 to 58 and a range of mitigations for risks as set out on pages 110 to 113. In particular, Cyber threat and information security remains a major focus for the Committee given the ongoing risks in this area. The Group has an internal control environment designed to protect the business from the material risks which have been identified. Management is responsible for establishing and maintaining adequate internal controls and the Committee has responsibility for ensuring the effectiveness of those controls. The Committee reviewed the process by which Group management assessed the control environment, in accordance with the requirements of the Guidance on Risk Management, Internal Control and related Financial and Business Reporting published by the FRC. Activity here was driven by reports from the Group Audit Director, the Director of Risk and a range of functional specialists covering areas such as anti-money laundering and policy compliance on the effectiveness of internal controls. Although not relevant in the financial period, this would include any identified incident of fraud, including those involving management or employees with a significant role in internal controls. The Committee has completed its review of the effectiveness of the Group’s system of internal control, including risk management, during the year and up to the date of this Annual Report. The review covered all material controls including financial, operating and compliance controls. The Committee confirms that the system of internal control operated effectively for the 2021 financial year. Where specific areas for improvement were identified, mitigating alternative controls and processes were in place. This allows us to provide positive assurance to the Board to help fulfil its obligations under the 2018 UK Corporate Governance Code. Compliance with section 404 of the US Sarbanes-Oxley Act Oversight of the Group’s compliance activities in relation to section 404 of the US Sarbanes-Oxley Act and policy compliance reviews also falls within the Committee’s remit. Management is responsible for establishing and maintaining adequate internal controls over financial reporting and we have responsibility for ensuring the effectiveness of these controls. The Committee received updates on the Group’s work in relation to section 404 compliance and the Group’s broader financial control environment during the year. As 79 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information the Group continues to centralise processes and controls into shared service centres, we continue to challenge management on ensuring the nature and scope of control activities change to ensure key risks continue to be adequately mitigated. The deeper use of automated controls embedded within our systems is part of this ongoing evolution in the control environment. The Committee also took an active role in monitoring the Group’s compliance activities, including receiving reports from management in the year covering programme-level changes, the scope of compliance work performed and the results of controls testing. The external auditor also reports the status of its work in relation to controls in its reports to the Committee. External audit The Committee has primary responsibility for overseeing the relationship with the external auditor, Ernst & Young LLP (‘EY’). This includes making the recommendation on the appointment, reappointment and removal of the external auditor, assessing their independence on an ongoing basis and approving the statutory audit fee, the scope of the statutory audit and the appointment of the lead audit engagement partner. Alison Duncan has held this role since the appointment of EY in the prior financial year. EY presented to the Committee its detailed audit plan for the 2021 financial year, which outlined its audit scope, planning materiality and its assessment of key audit risks. The identification of key audit risks is critical in the overall effectiveness of the external audit process. The Committee also received reports from EY on its assessment of the accounting and disclosures in the financial statements and financial controls. The Committee will continue to review the auditor appointment and anticipates that the audit will be put out to tender at least every 10 years. The Company has complied with the Statutory Audit Services Order 2014 for the financial year under review. The last external audit tender took place in 2019 which resulted in the appointment of EY. Independence and objectivity In its assessment of the independence of the auditor, and in accordance with the US Public Company Accounting Oversight Board’s (‘PCAOB’) standard on independence, the Committee received details of all relationships between the Company and EY that may have a bearing on their independence and received confirmation from EY that it is independent of the Company in accordance with US federal securities law and the applicable rules and regulations of the Securities and Exchange Commission (‘SEC’) and the PCAOB. Effectiveness of the external audit process The Committee reviewed the quality of the external audit throughout the year and considered the performance of EY, taking into account the Committee’s own assessment, feedback, and the results of a detailed survey of senior finance personnel across the Group. Based on these reviews, the Committee concluded that there had been appropriate focus and challenge by EY on the primary areas of the audit and that EY had applied robust challenge and scepticism throughout the audit. In January 2021, the FRC notified the Group that an audit quality review was completed in respect of the EY audit of the Group for the year ended 31 March 2020. The FRC’s findings were reviewed by the Committee with EY. No issues were identified in the report and certain areas of good practice were noted. EY audit and non-audit fees Total fees payable to EY for audit and non-audit services in the year ended 31 March 2021 amounted to €28 million (2020: €29 million). This included fees of €9 million which were incurred as part of the IPO of Vantage Towers A.G. This comprised fees of €1 million for financial statement audit services and non-audit fees of €8 million for IPO services and Reporting Accountant procedures. Audit fees The Committee reviewed and discussed the fee proposal, was engaged in agreeing audit scope changes and, following the receipt of formal assurance that their fees were appropriate for the scope of the work required, agreed an audit fee of €20 million for statutory audit services in the year (2020: €22 million). Non-audit fees To protect the independence and objectivity of the external auditor, the Committee has a policy for the engagement of the external auditor to provide non-audit services. The policy prohibits EY from playing any part in management or decision-making, providing certain services such as valuation work and the provision of accounting services. The Group’s non-audit services policy incorporates the requirements of the FRC’s Ethical Standard, including a ‘whitelist’ of permitted non-audit services which mirrors the FRC’s Ethical Standard. The Committee has pre-approved that EY can be engaged by management, subject to the policies set out above, and subject to: – – A €60,000 fee limit for individual engagements; – – A €500,000 total fee limit for services where there is no legal alternative; and – – A €500,000 total fee limit for services where there is no practical alternative supplier. For those permitted services that exceed these specified fee limits, the Committee Chair pre-approves the service. Non-audit fees were €8 million (2020: €7 million) and represented 40% of audit fees for the 2021 financial year (2020: 32%). See note 3 “Operating profit/(loss)” for further details. Governance (continued) Strategic report Governance Financials Other information 80 Vodafone Group Plc  Annual Report on Form 20-F 2021

In-depth reviews The Committee requested management to provide in-depth reviews as part of the meeting agendas. These reviews are summarised below, together with the Group’s principal risk to which the review relates. Subject of in-depth review Principal risk (see pages 54 to 57) Principal risk deep-dive with the Group External Affairs Director, the Global Supply Chain Director and the Group Corporate Security Director. Geo-political risk in supply chain Business risk impact of COVID-19 which considered risks around supply chain management and the impact of the pandemic on the Group’s principal risks. This was undertaken with the Group Strategy Director, the Global Supply Chain Director and the Group Head of Risk. Global economic disruption Review of the Long Term Viability Statement and the going concern assessment including the financial risk impact of COVID-19. This was undertaken with the Group Financial Controller, the Group Treasury Director, the Group Corporate Finance Director and the Group Head of FP&A. Global economic disruption Principal risk deep-dive and mitigating measures that are being taken. Global economic disruption. Cyber security briefings provided by the Group CTO and the Cyber Security Director. This included a threat assessment on the implications of remote working and details of oversight activities. Cyber threat and information security Principal risk deep-dive with a focus on the Italian market, from the Group CTO, the Group Cyber Security Director and the CEO of Vodafone Italy. This was in response to the reported data breach at Ho Mobile, a brand in Italy owned by the Group. Cyber threat and information security Principal risk deep-dive with the Group CTO and the Director of Strategy, R&D and Assurance. Technology failure Pre-IPO readiness assessments of Vantage Towers, including (i) status of preparations for it to become an effective listed company, (ii) the risk and control environment and (iii) a review of the financial statements including basis of preparation and accounting judgements. Input was provided by the Group General Counsel, the Group M&A Director, the Vantage Towers CFO and external legal counsel. Strategic transformation Deep-dive into the risk and control environment of the procurement company in Luxembourg from the Global Supply Chain Director. Geo-political risk in supply chain Legal and regulatory compliance Deep-dive into the risk, compliance and governance at Vodafone Business from the Vodafone Business CEO and CFO. Disintermediation and failure to innovate Legal and regulatory compliance Deep-dive into the risk, compliance and governance at Vodacom, including M-Pesa, from the Vodacom Group CEO, South Africa CFO and team. Strategic transformation Legal and regulatory compliance Deep-dive into the risk, compliance and governance at Vodafone Germany from the market CEO and CFO. Strategic transformation Legal and regulatory compliance Deep-dive into the risk and control environment at Vodafone UK, together with an overview of compliance with FCA obligations and preparations for Brexit. This was provided by the market CEO, CFO, CTO, General Counsel and External Affairs Director. Technology failure Legal and regulatory compliance Details of (i) year-end accounting and reporting matters and (ii) s404 compliance status from the Group Financial Controlling and Operations Director. Legal and regulatory compliance Details of legal contingencies and key investigations from the Group Litigation Director. Legal and regulatory compliance Tax update from the Group Tax Director. Legal and regulatory compliance Reports from the Group Audit Director on (i) Internal Audit activities and results, (ii) the Annual Report on market-level Audit and Risk Committee activities and (iii) the Internal Audit plan for FY22. Legal and regulatory compliance Update from the ‘Speak Up’ channel that enables employees to raise concerns about possible irregularities in financial reporting or other issues and the outputs of any resulting investigations. Legal and regulatory compliance Briefings from the Group Head of Risk who provided a mid-year update and an overview of the principal risks for FY22. All principal risks 81 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Letter from the Remuneration Committee Chairman Remuneration Committee On behalf of the Board, I present our 2021 Directors’ Remuneration Report. This report includes both our Policy Report (as approved by shareholders at the 2020 AGM), and our 2021 Annual Report on Remuneration, which sets out how our policy was implemented during the year under review, and how it will be applied for the year ahead. Response to COVID-19 The last year has been a challenging period for our colleagues, customers, and the societies in which we operate. During this period our business has shown a high degree of resilience and has continued to provide vital services at a time when communication and connectivity is proving to be more important than ever both in our personal and professional lives. This resilience is illustrated through how our operations have continued to function without needing to take the type of decisions that have been necessary in other industries and businesses. For example, we have not furloughed any of our employees and have continued our all-employee global reward review in both 2020 and 2021, including the delivery of performance related pay in line with our normal approach. We have also continued to pay a dividend throughout this period. Such actions formed part of the Committee’s consideration when determining a number of matters in the year including executive salaries, incentive outcomes, and package structures for the year ahead. The Committee has also continued to work within the spirit of its principles which aim to ensure our pay arrangements drive the behaviours critical to the delivery of our strategy, are aligned with performance, encourage shareholder alignment, and support our Fair Pay principles. Further details of the Committee’s principles can be found online as part of our new digital content using the link on this page. The remainder of this letter and report provides further information on the nature of and reasons for such decisions. Stakeholder engagement during the year As set out in last year’s letter, we launched our remuneration policy consultation with our largest shareholders in November 2019 and the Committee would like to thank all shareholders who took the time to provide feedback during the period leading up to the shareholder vote at our 2020 AGM. Our Policy Report was approved by over 96% of shareholders, reflecting the importance and effectiveness of genuine two-way dialogue during such consultations. The intention continues to be for the current Policy Report to remain in place for its full three-year regulatory life-cycle. In terms of engaging the employee voice, whilst COVID-19 prevented our European and South African employee forums from meeting face-to-face, both were able to take place online. As Senior Independent Director I attended one meeting with each forum, with feedback from the meetings subsequently reported back directly to the Board. The key topics raised by employee representatives this year focused on our response to COVID-19 including matters of remote working, employee well-being and communication during the period. I would like to thank the representatives from both forums for inviting me and demonstrating enthusiasm and diligence in our discussions. When looking at the feedback from these forums and our other channels of engagement (including senior leader ‘town hall’ webinars/ Q&A sessions, regular pulse surveys, and engagement through our digital collaboration platforms) it is clear that our colleagues valued the open and regular updates the business had given throughout the year in respect of our response to COVID-19. Colleagues have also expressed their pride in working for Vodafone during a period when our services have proved critical to so many areas of society. Further details on our stakeholder engagement activities can be found on pages 12 and 13 of this Annual Report. Arrangements for 2022 Base salary and pension arrangements Neither the Chief Executive nor the Chief Financial Officer have received a salary increase since their appointment to their current roles in 2018. In light of their strong performance and growing experience in role, the Committee agreed an increase would be justified. However, in line with the restraint on salary increases for the wider leadership team, the Committee felt that salaries for both Executive Directors should remain unchanged for the year ahead. The Committee acknowledges the importance of our arrangements remaining fair and competitive and will review this situation again next year. Pension arrangements for both Executive Directors will continue to remain aligned with the wider UK workforce at 10% of base salary. Annual bonus (‘GSTIP’) Given the importance of growth to our strategy, the Committee agreed it was appropriate to re-introduce service revenue as a performance measure for the 2022 short-term incentive. As set out in last year’s report this measure had been removed from the 2021 plan due to the difficulty in setting an appropriate target given the uncertainty caused by COVID-19 at the time. In light of the evolving external circumstances and our renewed confidence in being able to set a robust target for 2022 it was agreed this measure should be restored in the 2022 plan with a weighting of 25%. The remaining measures of free cash flow, EBIT, and customer appreciation KPIs which have been retained from the 2021 structure, will also be equally weighted at 25% for the 2022 plan. Global long-term incentive (‘GLTI’) Following the approval of the Policy Report at our 2020 AGM, the first grant under our new GLTI structure which incorporates an ESG measure was made in November 2020. For 2022 the intention is to keep the same structure in line with our agreed normal policy. The intention is for such awards to be made in August 2021 with the Committee reviewing both internal and external considerations prior to formally approving the awards at the July 2021 meeting. Further details can be found on pages 101 and 102. Strategic report Governance Financials Other information 82 Vodafone Group Plc  Annual Report on Form 20-F 2021

Performance outcomes during 2021 GSTIP performance (1 April 2020 – 31 March 2021) Annual bonus performance during the year was measured against both financial and strategic measures. Due to the difficulty in setting a service revenue target in light of the uncertainty created by COVID-19 at the start of the financial year the financial measures were adjusted free cash flow and adjusted EBIT whilst the strategic measure was assessed against customer appreciation KPIs. All three measures were equally weighted at 1/3 of total bonus opportunity. Performance under both of the financial measures and the strategic measure was above the mid-point of the target range. The combined performance resulted in an overall bonus payout of 62.0% of maximum. Further details on performance can be found on pages 91 and 92. GLTI performance (1 April 2018 – 31 March 2021) The 2019 GLTI award (granted June 2018) was subject to free cash flow (2/3 of total award) and relative TSR (1/3 of total award) performance. Both performance conditions were measured over the three-year period ending 31 March 2021. Final FCF performance finished below the mid-point of the target range resulting in 33.6% of the FCF element vesting. TSR performance was below the median of the peer group resulting in no vesting under this element. This resulted in an overall vesting percentage of 22.4% of maximum. Further details of this vesting calculation can be found on pages 92 and 93. Consideration of discretion The Committee reviewed the outcomes of both the annual bonus and long-term incentive plan and considered the results both against the relevant performance targets and the wider internal and external context. As set out at the start of this letter, it was noted that the business had remained resilient during the pandemic and that the bonus outcome for the year reflected this. The Committee also agreed that the outcome under the long-term incentive was appropriate given performance against the three-year targets, particularly noting that the TSR element would lapse in full. The Committee therefore concluded discretion was not required. Further details can be found on page 91. Looking forward Renee James will be stepping down from the Board at the 2021 AGM. I would like to take this opportunity to thank Renee for her service to both this Committee and the wider Board. This year has once again been one of disruption and adaptation as our colleagues, customers and societies have dealt with the developing COVID-19 pandemic. Our people and business alike have shown resilience and strength in the face of these challenges and it is this dedication and commitment which will enable the next stage of our transformation towards becoming the new generation connectivity and digital services provider for Europe and Africa. The rest of this report sets out both our Policy Report, as approved at the 2020 AGM, and our Annual Report on Remuneration which sets out the decisions and outcomes summarised in this letter in further detail. /s/ Valerie Gooding Valerie Gooding Chairman of the Remuneration Committee 23 June 2021 Remuneration at a glance Component 2021 (year ending 31 March 2021) 2022 (year ending 31 March 2022) Fixed pay Base salary Effective 1 July 2020: Chief Executive: £1,050,000 (no increase). Chief Financial Officer: £700,000 (no increase). Effective 1 July 2021: Chief Executive: £1,050,000 (no increase). Chief Financial Officer: £700,000 (no increase). Benefits Travel related benefits and private medical cover. Travel related benefits and private medical cover. Pension Pension contribution of 10% of salary for all Executive Directors. Pension contribution of 10% of salary for all Executive Directors. Annual bonus GSTIP Opportunity (% of salary): Target: 100%/Maximum: 200% Measures: ..Adjusted EBIT (1/3), adjusted FCF (1/3), and customer appreciation KPIs (1/3). Opportunity (% of salary): Target: 100%/Maximum: 200% Measures: Service revenue (25%), adjusted EBIT (25%), adjusted FCF (25%), and customer appreciation KPIs (25%). Long-term incentive GLTI Opportunity (% of salary – maximum): Chief Executive: 500%/Other Executive Directors: 450% Measures: Adjusted free cash flow (60%) , relative TSR (30%), and ESG (10%). Performance/holding periods: Three-year performance + two-year holding period. Opportunity (% of salary – maximum): Chief Executive: 500%/Other Executive Directors: 450% Measures: Adjusted free cash flow (60%) , relative TSR (30%), and ESG (10%). Performance/holding periods: Three-year performance + two-year holding period. 83 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Remuneration Policy Remuneration Policy – notes to reader No changes have been made to our policy since its approval at the 2020 Annual General Meeting which was held on 28 July 2020. Our approved Policy Report is available on our website at vodafone.com, and has been reproduced below in the shaded boxes exactly as it was set out in the 2020 Annual Report. As such, some of the policy wording is now out of date; this includes references to the 2020 Annual General Meeting and page number references. Remuneration Policy In this forward-looking section we describe our Remuneration Policy for the Board. This includes our considerations when determining policy, a description of the elements of the reward package, including an indication of the potential future value of this package for each of the Executive Directors, and the policy applied to the Chairman and Non-Executive Directors. We will be seeking shareholder approval for our Remuneration Policy at the 2020 AGM and we intend to implement it at that point. A summary and explanation of the proposed changes to the current Remuneration Policy is provided on page 100. Subject to approval, we will review our policy each year to ensure that it continues to support our company strategy and if it is necessary to make a change to our policy within the next three years, we will seek shareholder approval. Considerations when determining our Remuneration Policy Our remuneration principles which are outlined on page 97 guide the Remuneration Committee when making decisions on our policy and its implementation. A critical consideration for the Remuneration Committee when determining our Remuneration Policy is to ensure that it supports our company purpose, strategy, and business objectives. A variety of stakeholder views are taken into account when determining executive pay, including those of our shareholders, colleagues, and external bodies. Further details on how we engage with, and consider the views of, each of these stakeholders are set out on page 115. In advance of submitting our policy for shareholder approval we ran a thorough consultation exercise with our major shareholders. We invited our top 20 shareholders and a number of key governance stakeholders to comment on remuneration at Vodafone and to provide feedback on the proposed changes to the current policy which was approved at the 2017 AGM. A number of meetings between shareholders and the Remuneration Committee Chairman took place during this consultation period. Further details of this consultation are provided on pages 97 and 98 whilst a summary of the proposed changes to our current policy, which are incorporated in this revised Remuneration Policy report, is provided on page 100. Listening to and consulting with our employees is very important and the Committee is supportive of the growing focus on engaging the employee voice, which has accompanied recent changes to the UK Corporate Governance Code. Our engagement with colleagues can take different forms in different markets but includes a variety of channels and approaches including our annual people survey which attracts very high levels of participation and engagement, regular business leader Q&A sessions, and a number of internal digital communication platforms. Our Senior Independent Director also undertakes an annual attendance at our European employee forum, and a similar body in South Africa, with any questions or concerns raised by the employee representatives fed back directly to the Board for consideration and discussion. We do not formally consult directly with employees on the executive Remuneration Policy nor is any fixed remuneration comparison measurement used. However, when determining the policy for Executive Directors, the Remuneration Committee is briefed on pay and employment conditions of employees in Vodafone Group as a whole, with particular reference to the market in which the executive is based. Further information on our approach to remuneration for other employees is given on page 105. Performance measures and targets Our Company strategy and business objectives are the primary consideration when we are selecting performance measures for our incentive plans. The targets within our incentive plans that are related to internal financial measures (such as revenue, profit and cash flow) are typically determined based on our budgets. Targets for strategic and external measures (such as customer appreciation KPIs, ESG measures, and total shareholder return (‘TSR’)) are set based on company objectives and in light of the competitive marketplace. The threshold and maximum levels of performance are set to reflect minimum acceptable levels at threshold and very stretching levels at maximum. As in previous Remuneration Reports we will disclose the details of our performance targets for our short and long-term incentive plans. However, our annual bonus targets are commercially sensitive and therefore we will only disclose our targets in the Remuneration Report following the completion of the financial year. We will normally disclose the targets for each long-term award in the Remuneration Report for the financial year preceding the start of the performance period – where this is not possible, such targets will be disclosed at the time of grant and published in the next Remuneration Report. At the end of each performance period we review performance against the targets, using judgement to account for items such as (but not limited to) mergers, acquisitions, disposals, foreign exchange rate movements, changes in accounting treatment, material one-off tax settlements etc. The application of judgement is important to ensure that the final assessments of performance are fair and appropriate. Strategic report Governance Financials Other information 84 Vodafone Group Plc  Annual Report on Form 20-F 2021

Malus and clawback In addition, the Remuneration Committee reviews the incentive plan results before any payments are made to executives or any shares vest and has full discretion to adjust the final payment or vesting downwards if they believe circumstances warrant it. In particular, the Committee has the discretion to use either malus or clawback as it sees appropriate. In the case of malus, the award may lapse wholly or in part, may vest to a lesser extent than it would otherwise have vested or vesting may be delayed. In the case of clawback, the Committee may recover bonus amounts that have been paid up to three years after the relevant payment date, or recover share awards that have vested up to five years after the relevant grant date. The key trigger events for the use of the clawback arrangements include material misstatement of performance, material miscalculation of performance condition outcomes, gross misconduct, and reputational damage. Subject to approval of this Remuneration Policy, these arrangements will be applicable to all bonus amounts paid, or share awards granted, following the 2020 AGM. The current clawback arrangements, which are set out in the Remuneration Policy approved by shareholders at the 2017 AGM, have been applicable to all bonus amounts paid, or share awards granted, since the 2017 AGM. The Remuneration Policy table The table below summarises the main components of the reward package for Executive Directors. Fixed pay: Base salary Purpose and link to strategy To attract and retain the best talent Operation Salaries are usually reviewed annually and fixed for 12 months commencing 1 July. Decision is influenced by: – – level of skill, experience and scope of responsibilities of individual; – – business performance, scarcity of talent, economic climate and market conditions; – – increases elsewhere within the Group; and – – external comparator groups (which are used for reference purposes only) made up of companies of similar size and complexity to Vodafone. Opportunity Average salary increases for existing Executive Committee members (including Executive Directors) will not normally exceed average increases for employees in other appropriate parts of the Group. Increases above this level may be made in specific situations. These situations could include (but are not limited to) internal promotions, changes to role, material changes to the business and exceptional company performance. Performance metrics None. Fixed pay: Pension Purpose and link to strategy To remain competitive within the marketplace Operation – – Executive Directors may choose to participate in the defined contribution pension scheme or to receive a cash allowance in lieu of pension. Opportunity – – The pension contribution or cash payment is equal to the maximum employer contribution available to our UK employees under our Defined Contribution scheme (currently 10% of annual gross salary). Performance metrics None. Fixed pay: Benefits Purpose and link to strategy To aid retention and remain competitive within the marketplace Operation – – Travel related benefits. This may include (but is not limited to) company car or cash allowance, fuel and access to a driver where appropriate. – – Private medical, death and disability insurance and annual health checks. – – In the event that we ask an individual to relocate we would offer them support in line with Vodafone’s relocation or international assignment policies. This may cover (but is not limited to) relocation, cost of living allowance, housing, home leave, education support, tax equalisation and advice. – – Legal fees if appropriate. – – Other benefits are also offered in line with the benefits offered to other employees, for example, our all-employee share plan, mobile phone discounts, maternity/paternity benefits, sick leave, paid holiday, etc. Opportunity – – Benefits will be provided in line with appropriate levels indicated by local market practice in the country of employment. – – We expect to maintain benefits at the current level but the value of benefit may fluctuate depending on, amongst other things, personal situation, insurance premiums and other external factors. Performance metrics None. 85 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Remuneration Policy (continued) Annual bonus – Global Short-Term Incentive Plan (‘GSTIP’) Purpose and link to strategy To drive behaviour and communicate the key priorities for the year. To motivate employees and incentivise delivery of performance over the one year operating cycle. The financial metrics drive our growth strategies whilst also focusing on improving operating efficiencies. The strategic measures aim to ensure a great customer experience remains at the heart of what we do. Operation – – Bonus levels and the appropriateness of measures and weightings are reviewed annually to ensure they continue to support our strategy. – – Performance over the financial year is measured against stretching financial and non-financial performance targets set at the start of the financial year. – – The annual bonus is usually paid in cash in June each year for performance over the previous year. A mandatory deferral of 25% of post-tax bonus earned into shares for two years will normally apply except where an executive has met or exceeded their share ownership requirement. Opportunity – – Bonuses can range from 0–200% of base salary, with 100% paid for on-target performance. Maximum is only paid out for exceptional performance. Performance metrics – – Performance over each financial year is measured against stretching targets set at the beginning of the year. – – The performance measures normally comprise a mix of financial and strategic measures. Financial measures may include (but are not limited to) profit, revenue and cash flow with a weighting of no less than 50%. Strategic measures may include (but are not limited to) customer appreciation KPIs such as churn, revenue market share, and NPS. Long-term incentive – Global Long-Term Incentive Plan (‘GLTI’) Purpose and link to strategy To motivate and incentivise delivery of sustained performance over the long term. To support and encourage greater shareholder alignment through a high level of personal share ownership. The use of free cash flow as the principal performance measure ensures we apply prudent cash management and rigorous capital discipline to our investment decisions. The use of TSR along with a performance period of not less than three years means that we are focused on the long-term interests of our shareholders. Operation – – Award levels and the framework for determining vesting are reviewed annually. – – Long-term incentive awards consist of shares subject to performance conditions which are granted each year. – – Awards will normally vest not less than three years after the respective award grant date based on Group performance against the performance metrics set out below. In exceptional circumstances, such as but not limited to where a delay to the grant date is required, the Committee may set a vesting period of less than three years, although awards will continue to be subject to a performance period of at least three years. – – All post-tax shares are subject to a mandatory two year holding from the date of vest prior to release. – – Dividend equivalents are paid in cash after the vesting date. Opportunity – – Maximum long-term incentive face value at award of 500% of base salary for the Chief Executive and 450% for other Executive Directors. – – Threshold long-term incentive face value at award is 20% of maximum opportunity. Minimum vesting is 0% of maximum opportunity. Awards vest on a straight-line basis between threshold and maximum. – – The Committee has the discretion to reduce long-term incentive grant levels for Directors who have neither met their shareholding guideline nor increased their shareholding by 100% of salary during the year. – – The awards that vest accrue cash dividend equivalents over the three year vesting period. – – Awards vest to the extent performance conditions are satisfied. Performance metrics – – Performance is measured against stretching targets set at the time of grant. – – Vesting is determined based on the following measures: adjusted free cash flow as our operational performance measure, relative TSR against a peer group of companies as our external performance measure, ESG as a measure of our external impact and commitment to our purpose. – – Weightings will be determined each year and will normally constitute 60% on adjusted free cash flow, 30% on relative total shareholder return, and 10% on ESG. The Committee will determine the actual weighting of an award prior to grant, taking into account all relevant information. Strategic report Governance Financials Other information 86 Vodafone Group Plc  Annual Report on Form 20-F 2021

Notes to the Remuneration Policy table Existing arrangements We will honour existing awards, incentives, benefits and contractual arrangements made to individuals prior to their promotion to the Board and/or prior to the approval and implementation of this policy. For the avoidance of doubt this includes payments in respect of any award granted under any previous Remuneration Policy. This will last until the existing incentives vest (or lapse) or the benefits or contractual arrangements no longer apply. Long-term incentive (‘GLTI’) When referring to our long-term incentive awards we use the financial year end in which the award was made. For example, the “2020 award” was made in the financial year ending 31 March 2020. The awards are usually made in the first half of the financial year. The extent to which awards vest depends on three performance conditions: – – underlying operational performance as measured by adjusted free cash flow; – – relative Total Shareholder Return (‘TSR’) against a peer group median; and – – performance against our Environmental, Social, and Governance (‘ESG’) targets. Adjusted free cash flow The free cash flow performance is based on the cumulative adjusted free cash flow figure over the performance period. The detailed targets and the definition of adjusted free cash flow are determined each year as appropriate. The target adjusted free cash flow level is set by reference to our long-range plan and market expectations. We consider the targets to be critical to the Company’s long-term success and its ability to maximise shareholder value, and to be in line with the strategic goals of the Company. The Remuneration Committee sets these targets to be sufficiently demanding with significant stretch where only outstanding performance will be rewarded with a maximum payout. The cumulative adjusted free cash flow vesting levels as a percentage of the award subject to this performance element are shown in the table below (with linear interpolation between points): Performance Vesting percentage (% of FCF element) Below threshold 0% Threshold 20% Maximum 100% TSR outperformance of a peer group median We have a limited number of appropriate peers and this makes the measurement of a relative ranking system volatile. As such, the outperformance of the median of a peer group is felt to be the most appropriate TSR measure. The peer group for the performance condition is reviewed each year and amended as appropriate. The TSR vesting levels as a percentage of the award subject to this performance element are shown in the table below (with linear interpolation between points): Vesting percentage (% of TSR element) Below median 0% Median 20% Percentage outperformance of the peer group median equivalent to 80th percentile 100% In order to determine the percentages for the equivalent outperformance levels above median, the Remuneration Committee seeks independent external advice. ESG performance Our ESG targets will be set on an annual basis (as per the approach for our other performance measures), and will be aligned to our externally communicated ambitions in this area. Where performance is below the agreed ambition, the Committee will use its discretion to assess vesting based on performance against the stated ambition and any other relevant information. Remuneration policy for other employees While our remuneration policy follows the same fundamental principles across the Group, packages offered to employees reflect differences in market practice in the different countries, role and seniority. For example, the remuneration package elements for our Executive Committee are essentially the same as for the Executive Directors with some minor differences, for example smaller levels of share awards and local variances where appropriate. The remuneration for the next level of management, our senior leadership team, again follows the same principles with local and individual performance aspects in the annual bonus targets and performance share awards. They also receive lower levels of share awards which are partly delivered in conditional share awards without performance conditions. 87 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Remuneration Policy (continued) Estimates of total future potential remuneration from 2021 pay packages The tables below provide estimates of the potential future remuneration for each of the Executive Directors based on the remuneration opportunity to be granted in the 2021 financial year. Potential outcomes based on different performance scenarios are provided for each Executive Director. The assumptions underlying each scenario are described below1. Fixed Consists of base salary, benefits and pension. Base salary is at 1 July 2020. Benefits are valued using the figures in the total remuneration for the 2020 financial year table on page 109 (of the 2020 report). Pensions are valued by applying cash allowance rate of 10% of base salary at 1 July 2020. Base (£’000) Benefits (£’000) Pension (£’000) Total fixed (£’000) Chief Executive 1,050 42 105 1,197 Chief Financial Officer 700 22 70 792 Mid-point Based on what a Director would receive if performance was in line with plan. The opportunity for the annual bonus (‘GSTIP’) is 100% of base salary under this scenario. The opportunity for the long-term incentive (‘GLTI’) reflects assumed achievement mid-way between threshold and maximum performance. Maximum The maximum award opportunity for the GSTIP is 200% of base salary. The maximum GLTI opportunity reflects full vesting based on the maximum award levels set out in this Remuneration Policy (i.e. 500% of base salary for the Chief Executive and 450% of base salary for the Chief Financial Officer). All scenarios Long-term incentives consist of share awards only which are measured at face value i.e. no assumption for cash dividend equivalents payable. 22 22 14 14 11 11 70 70 58 58 61 61 id-point aximum aximum (assuming 50 share price growth) Fixed Salary, Beneﬁts, and Pension Annual Bonus Long-Term Incentive 19 19 25 25 20 20 ic ea Chief Executive £’000 23 23 15 15 12 12 68 68 59 59 56 56 id-point aximum aximum (assuming 50 share price growth) Fixed Salary, Beneﬁts, and Pension Annual Bonus Long-Term Incentive 20 20 26 26 21 21 argherita ella alle Chief Financial Ofﬁcer £’000 Note: 1. In line with UK reporting requirements, the fourth bar in each chart reflects the same assumptions as per the Maximum scenario but with an assumed share price increase of 50% (which subsequently increases the hypothetical value of the long-term incentive under this scenario by the same percentage). Recruitment remuneration Our approach to recruitment remuneration is to pay no more than is necessary and appropriate to attract the right talent to the role. The Remuneration Policy table (pages 103 and 104) sets out the various components which would be considered for inclusion in the remuneration package for the appointment of an Executive Director. Any new Director’s remuneration package would include the same elements, and be subject to the same constraints, as those of the existing Directors performing similar roles. This means a potential maximum bonus opportunity of 200% of base salary and long-term incentive maximum face value of opportunity at award of 500% of base salary. When considering the remuneration arrangements of individuals recruited from external roles to the Board, we will take into account the remuneration package of that individual in their prior role. We only provide additional compensation to individuals for awards foregone. If necessary we will seek to replicate, as far as practicable, the level and timing of such remuneration, taking into account also any remaining performance requirements applying to it. This will be achieved by granting awards of cash or shares that vest over a timeframe similar to those forfeited and if appropriate based on performance conditions. A commensurate reduction in quantum will be applied where it is determined that the new awards are either not subject to performance conditions or subject to performance conditions that are not as stretching as those of the awards forfeited. Service contracts of Executive Directors Executive Directors’ contracts have rolling terms and are terminable on no more than 12 months’ notice. The key elements of the service contract for executives relate to remuneration, payments on loss of office (see below), and restrictions during active employment (and for 12 months thereafter). These restrictions include non-competition, non-solicitation of customers and employees etc. Strategic report Governance Financials Other information 88 Vodafone Group Plc  Annual Report on Form 20-F 2021

Treatment of corporate events All of the Company’s share plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become exercisable on a change of control to the extent that any performance condition has been satisfied and pro-rated to reflect the acceleration of vesting, unless the Committee determines otherwise. In the event of a demerger, distribution (other than an ordinary dividend) or other transaction which would affect the current or future value of any award, the Committee may allow awards to vest on the same basis as for a change of control described above. Alternatively, an adjustment may be made to the number of shares if considered appropriate. Payments for departing Executive Directors In the table below we summarise the key elements of our policy on payment for loss of office. We will of course, always comply both with the relevant plan rules and local employment legislation. Provision Policy Notice period and compensation for loss of office in service contracts – – 12 months’ notice from the Company to the Executive Director. – – Up to 12 months’ base salary (in line with the notice period). Notice period payments will either be made as normal (if the executive continues to work during the notice period or is on gardening leave) or they will be made as monthly payments in lieu of notice (subject to mitigation if alternative employment is obtained). Treatment of annual bonus (‘GSTIP’) on termination under plan rules – – The annual bonus will be pro-rated for the period of service during the financial year and will reflect the extent to which Company performance has been achieved. – – The Remuneration Committee has discretion to reduce the entitlement to an annual bonus to reflect the individual’s performance and the circumstances of the termination. Treatment of unvested long-term incentive awards (‘GLTI’) on termination under plan rules – – An Executive Director’s award will vest in accordance with the terms of the plan and satisfaction of performance conditions measured at the normal completion of the performance period, with the award pro-rated for the proportion of the vesting period that had elapsed at the date of cessation of employment. – – The Remuneration Committee has discretion to vary the level of vesting as deemed appropriate, and in particular to determine that awards should not vest for reasons which may include, at their absolute discretion, departure in case of poor performance, departure without the agreement of the Board, or detrimental competitive activity. Pension and benefits – – Generally pension and benefit provisions will continue to apply until the termination date. – – Where appropriate other benefits may be receivable, such as (but not limited to) payments in lieu of accrued holiday and legal fees or tax advice costs in relation to the termination. – – Benefits of relative small value may continue after termination where appropriate, such as (but not limited to) mobile phone provision. In exceptional circumstances, an arrangement may be established specifically to facilitate the exit of a particular individual albeit that any such arrangement would be made within the context of minimising the cost to the Group. We will only take such a course of action in exceptional circumstances and where it is considered to be in the best interests of shareholders. Chairman and Non-Executive Directors’ remuneration Our policy is for the Chairman to review the remuneration of Non-Executive Directors annually following consultation with the Remuneration Committee Chairman. Fees for the Chairman are set by the Remuneration Committee. Element Policy Fees – – We aim to pay competitively for the role including consideration of the time commitment required. We benchmark the fees against an appropriate external comparator group. We pay a fee to our Chairman which includes fees for chairmanship of any committees. We pay a fee to each of our other Non-Executive Directors and they receive an additional fee if they chair a committee and/or hold the position of Senior Independent Director. Non-executive fee levels are set within the maximum level as approved by shareholders as part of our Articles of Association. We review the structure of fees from time to time and may, as appropriate, make changes to the manner in which total fees are structured, including but not limited to any additional chair or membership fees. Allowances – – Under a legacy arrangement, an allowance is payable each time certain non-Europe-based Non-Executive Directors are required to travel to attend Board and committee meetings to reflect the additional time commitment involved. Incentives – – Non-Executive Directors do not participate in any incentive plans. Benefits – – Non-Executive Directors do not participate in any benefit plans. The Company does not provide any contribution to their pension arrangements. The Chairman is entitled to the use of a car and a driver whenever and wherever he is providing his services to or representing the Company. We have been advised that for Non-Executive Directors, certain travel and accommodation expenses in relation to attending Board meetings should be treated as a taxable benefit therefore we also cover the tax liability for these expenses. Non-Executive Director letters of appointment Non-Executive Directors are engaged on letters of appointment that set out their duties and responsibilities. The appointment of Non-Executive Directors may be terminated without compensation. Non-Executive Directors are generally not expected to serve for a period exceeding nine years. For further information refer to the Nominations and Governance Committee section of the Annual Report. 89 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Remuneration Committee In this section we give details of the composition of the Remuneration Committee and activities undertaken during the 2021 financial year. The Committee’s function is to exercise independent judgement and consists only of the following independent Non-Executive Directors: Chairman: Valerie Gooding Committee members: Michel Demaré, Dame Clara Furse and Renee James The Committee regularly consults with Nick Read, the Chief Executive, and Leanne Wood, the Chief Human Resources Officer, on various matters relating to the appropriateness of awards for Executive Directors and senior executives, though they are not present when their own compensation is discussed. In addition, Adrian Jackson, the Group Reward and Policy Director, provides a perspective on information provided to the Committee, and requests information and analysis from external advisers as required. Rosemary Martin, the Group General Counsel and Company Secretary, advises the Committee on corporate governance guidelines and is Secretary to the Committee. External advisers The Remuneration Committee seeks and considers advice from independent remuneration advisers where appropriate. The appointed advisers, Willis Towers Watson, were selected following a thorough process led by the Chairman of the Remuneration Committee at the time and were appointed by the Committee in 2007. The Chairman of the Remuneration Committee has direct access to the advisers as and when required, and the Committee determines the protocols by which the advisers interact with management in support of the Committee. The advice and recommendations of the external advisers are used as a guide, but do not serve as a substitute for thorough consideration of the issues by each Committee member. Advisers attend Committee meetings occasionally, as and when required by the Committee. Willis Towers Watson is a member of the Remuneration Consultants’ Group and, as such, voluntarily operates under the Remuneration Consultants’ Group Code of Conduct in relation to executive remuneration consulting in the UK. This is based upon principles of transparency, integrity, objectivity, competence, due care and confidentiality by executive remuneration consultants. Willis Towers Watson has confirmed that it adheres to that Code of Conduct throughout the year for all remuneration services provided to Vodafone and therefore the Committee is satisfied that it is independent and objective. The Remuneration Consultants’ Group Code of Conduct is available at remunerationconsultantsgroup.com. Adviser Appointed by Services provided to the Committee Fees for services provided to the Committee £’0001 Other services provided to the Company Willis Towers Watson Remuneration Committee in 2007 Advice on market practice; governance; provision of market data on executive reward; reward consultancy; advice specific to remuneration matters in the context of COVID-19; and performance analysis. £158 Reward and benefits consultancy; provision of benchmark data; outsourced pension administration; and insurance consultancy services. Note: 1. Fees are determined on a time spent basis. 2020 Annual General Meeting – Remuneration Policy voting results At the 2020 Annual General Meeting there was a binding vote on our Remuneration Policy. Details of the voting outcomes are provided in the table below. Votes for % Votes against % Total votes Withheld Remuneration Policy 17,195,227,349 96.41 639,935,461 3.59 17,835,162,810 185,334,870 2020 Annual General Meeting – Remuneration Report voting results At the 2020 Annual General Meeting there was an advisory vote on our Remuneration Report. Details of the voting outcomes are provided in the table below. Votes for % Votes against % Total votes Withheld Remuneration Report 17,153,884,741 95.50 807,934,531 4.50 17,961,819,272 58,861,777 Meetings The Remuneration Committee had five formal meetings during the year. In addition, informal conference calls can also take place. The principal agenda items at the formal meetings were as follows: Meeting Agenda items May 2020 – – 2020 annual bonus achievement and 2021 targets/ranges – – 2018 long-term incentive award vesting and 2021 targets/ranges – – External market update – – 2020 Directors’ Remuneration Report July 2020 – – 2020 AGM update – – Vantage Towers update November 2020 – – 2021 long-term incentive award grant – – Share plan update January 2021 – – Share plan update – – Gender Pay Gap reporting March 2021 – – Risk assessment of incentive plans – – 2022 short-term incentive structure – – Remuneration arrangements across Vodafone – – Committee’s terms of reference – – Chairman and Non-Executive Director fee levels – – 2022 reward packages for the Executive Committee – – Remuneration Committee performance review – – 2021 Directors’ Remuneration Report Annual Report on Remuneration Strategic report Governance Financials Other information 90 Vodafone Group Plc  Annual Report on Form 20-F 2021

2021 remuneration In this section we summarise the pay packages awarded to our Executive Directors for performance in the 2021 financial year versus 2020. Specifically we have provided a table that shows all remuneration that was earned by each individual during the year and computed a single total remuneration figure for the year. The value of the annual bonus (‘GSTIP’) reflects what was earned in respect of the year but will be paid out in cash in the following year. Similarly the value of the long-term incentive (‘GLTI’) reflects the share awards which will vest in June 2021 as a result of the performance through the three-year period ended at the completion of our financial year on 31 March 2021. Consideration of the use of discretion The Remuneration Committee reviews all incentive awards prior to payment and uses judgement to ensure that the final assessments of performance are fair and appropriate. If circumstances warrant it, the Committee may adjust the final payment or vesting downwards. The Committee reviewed incentive outcomes at the May 2021 meeting and determined them to be appropriate in light of business performance across the relevant performance periods. The Committee agreed that the business had remained resilient during the COVID-19 pandemic, noting how the business had responded in an agile and effective manner during the year under review. In particular the Committee noted that no employees had been furloughed (either in the year under review, or the prior year), the business was continuing to maintain a dividend, and wider employee pay reviews, including the delivery of performance-related pay, had been carried out in both years of the pandemic. It was subsequently agreed that no adjustments were required to either the short-term or long-term incentive outcomes this year. 2021 annual bonus (‘GSTIP’) payout In the table below we disclose our achievement against each of the performance measures and targets in our annual bonus (‘GSTIP’) and the resulting total annual bonus payout level for the year ended 31 March 2021 of 62.0% of maximum. This is applied to the maximum bonus level of 200% of base salary for each executive. Commentary on our performance against each measure is provided below the table. Performance measure Payout at maximum performance (% of salary) Actual payout (% of salary) Actual payout (% of overall bonus maximum) Threshold performance level €bn Target performance level €bn Maximum performance level €bn Actual performance level1 €bn Adjusted EBIT 66.6% 40.9% 20.5% 3.3 4.2 5.1 4.4 Adjusted free cash flow 66.6% 42.8% 21.4% 4.2 5.0 5.9 5.3 Customer appreciation KPIs 66.6% 40.2% 20.1% See overleaf for further details Total annual bonus payout level 200.0% 123.9% 62.0% Note: 1. These figures are adjusted for the impact of M&A, foreign exchange movements and any changes in accounting treatment. Total remuneration for the 2021 financial year Nick Read Margherita Della Valle 2021 £’000 2020 £’000 2021 £’000 2020 £’000 Salary/fees 1,050 1,050 700 700 Taxable benefits1 32 42 21 22 Annual bonus: GSTIP (see below for further detail) 1,301 1,090 867 727 Total long-term incentive2: 1,126 1,241 686 257 GLTI awards 3 952 995 580 218 GLTI dividends 4 174 246 106 39 Pension/cash in lieu of pension 105 105 70 70 Other5 1 1 – – Total 3,615 3,529 2,344 1,776 Total Fixed Remuneration 1,188 1,198 791 792 Total Variable Remuneration 2,427 2,331 1,553 984 Notes: 1. Taxable benefits include amounts in respect of: – Private healthcare (2021: Nick Read £2,683, Margherita Della Valle £2,153; 2020: £2,583 for both Executive Directors); – Cash car allowance £19,200 p.a.; and – Travel (2021: Nick Read £10,114, Margherita Della Valle £nil; 2020: Nick Read £19,759, Margherita Della Valle £325). 2. The share prices used for both the 2021 and 2020 values, as set out in note 3 below, are lower than the grant prices for both respective awards. As such, no amount of the values shown in either column are attributable to share price appreciation during the performance or vesting periods. 3. The value shown in the 2020 column is the award which vested on 4 August 2020 in respect of Nick Read and 26 June 2020 in respect of Margherita Della Valle, and is valued using the respective execution share prices on 4 August 2020 of 118.02 pence and on 26 June 2020 of 127.28 pence. The value shown in the 2020 column for Margherita Della Valle reflects the vesting of a share award granted in June 2017 prior to her appointment to the Board. The value shown in the 2021 column is the award which vests on 26 June 2021 and is valued using an average closing share price over the last quarter of the 2021 financial year of 129.73 pence. 4. Nick Read and Margherita Della Valle receive a cash award equivalent in value to the dividends that would have been paid during the vesting period on any shares that vest. The dividend value shown in 2021 relates to awards vesting on 26 June 2021. The value in the 2020 column for Margherita Della Vale reflects the value of dividend equivalent shares accrued during the performance period in respect of the award which vested on 26 June 2020 (which was granted prior to her appointment to the Board). 5. Reflects the value of the SAYE benefit which is calculated as £375 x 12 months x 20% to reflect the discount applied based on savings made during the year. 91 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Annual Report on Remuneration (continued) Financial metrics As set out in the table above, free cash flow and EBIT finished above the midpoints of the respective target ranges reflecting strong performance in markets including Germany, Spain, Turkey and South Africa. Customer appreciation KPIs An assessment of performance under the customer appreciation KPIs measure was conducted on a market by market basis. Each market was assessed against a number of different metrics which included: – – Churn is defined as total gross customer disconnections in the period divided by the average total customers in the period. – – Revenue market share is based on our total service revenue and that of our competitors in the markets we operate in. – – Net Promoter Score (‘NPS’) for both Consumer and Vodafone Business – defined as the extent to which our customers would recommend us. All measures utilise data from our local markets which is collected and validated for quality and consistency by independent third-party agencies where possible. Our overall customer appreciation KPI outcome reflects good performance during the year including in a number of our largest markets (most notably Germany and the UK). Further details on performance against each key metric are set out below. The Committee agreed that a final payout slightly above the mid-point of the target range was appropriate for this measure. In respect of churn, the business recorded very strong Group results with year-on-year underlying performance also showing an improvement. Such improvement was primarily driven by strong performance in Germany and the UK. Italy and Spain also finished the year off well despite increased competition in these markets. Revenue market share in our four largest European markets improved slightly during the year with the increases recorded in Germany and the UK offset by less favourable performance in Spain and Italy. The gap to the market leader reduced in all four of these markets, with the UK also improving its position to joint second. Our market position in Germany and Spain remained stable whilst our position in Italy fell. Elsewhere in the business performance was mixed with a number of markets gaining market share and reducing the gap to the leader (with Portugal improving in both of these areas) albeit a number of others, including Turkey, recording a fall in market share and a widening in the gap to the market leader. Market position across these operations remained stable with the exception of Romania where we improved our position to second. Consumer NPS performance during the year saw us becoming the new market leader or co-leader in Germany and Italy, with the UK also moving into second place in the market for the first time. In Turkey we closed the gap to our competitors (albeit in the context of declining NPS scores across all local competitors) whilst in South Africa increased pressure saw us move from outright leader to co-leader in this market. Business NPS performance remained strong during the year and we continue to hold leadership or co-leadership positions in the large majority of our markets including Italy, Spain and South Africa. In Spain we became the market leader for the first time in four years following a significant improvement against our competition, whilst in Germany and Turkey we retained second place whilst also reducing the gap to our competitors. During the year the UK lost its co-leadership position in what is an extremely close and competitive market. It is within this context that overall performance against our customer appreciation KPIs metrics during the year was judged to be above the mid-point of the target range. The aggregated performance for the Group is calculated on a revenue-weighted average to give an overall achievement. The overall Group achievement for the year was 60.4% which reflects consistently good performance across our largest markets in both Europe and Africa. Overall outcome 2021 annual bonus (‘GSTIP’) amounts Base salary £’000 Maximum bonus % of base salary 2021 payout % of maximum Actual payment £’000 Nick Read 1,050 200% 62.0% 1,301 Margherita Della Valle 700 200% 62.0% 867 In line with our shareholder approved Remuneration Policy, as Margherita Della Valle is still building towards her shareholding requirement 25% of her post-tax bonus will be deferred into shares for two years. Further details on shareholding requirements can be found on pages 94 and 95. Long-term incentive (‘GLTI’) award vesting in June 2021 Vesting outcome The 2019 long-term incentive (‘GLTI’) awards which were made to executives in June 2018 will vest at 22.4% of maximum in June 2021. The performance conditions for the three-year period ending in the 2021 financial year are as follows: Adjusted FCF performance – 2/3 of total award (€bn) TSR outperformance – 1/3 of total award TSR peer group Below threshold <15.15 Below threshold Below median Bharti Orange Threshold 15.15 Threshold Median BT Group Royal KPN Maximum 18.85 Maximum 10.0% p.a. Deutsche Telekom Telecom Italia Liberty Global Telefónica MTN Strategic report Governance Financials Other information 92 Vodafone Group Plc  Annual Report on Form 20-F 2021

100 88 94 70 88 98 66 80 94 73 75 93 59 65 86 68 72 98 03/18 09/20 03/20 09/19 03/19 09/18 03/21 Vodafone Group edian of peer group 50 60 70 80 90 100 110 120 G aar S performance Growth in the value of a hypothetical US$100 holding over the performance period, six month averaging Outperformance of median 10 p.a. 2019 GLTI share awards subject to performance conditions vesting in June 2021 Maximum number of shares Adjusted free cash flow performance payout % of maximum Relative TSR performance payout % of maximum Weighted performance payout % of maximum Number of shares vesting Value of shares vesting (’000) Nick Read 3,278,043 33.6% 0.0% 22.4% 733,953 £952 Margherita Della Valle 1,995,330 33.6% 0.0% 22.4% 446,754 £580 Specified procedures are performed by our internal audit team over the adjusted free cash flow to assist with the Committee’s assessment of performance. The performance assessment in respect of the TSR measure is undertaken by Willis Towers Watson. Details of how the plan works can be found in the Remuneration Policy. Long-term incentive (‘GLTI’) awarded during the year As set out in last year’s Directors’ Remuneration Report, due to the exceptional market conditions created by COVID-19, the Committee agreed to delay the grant of the 2021 award, including any decision on the exact weightings of the performance measures, until November 2020. The Committee met shortly prior to the grant to agree the details of the November 2020 award. During its discussion the Committee agreed that the business had continued to show resilience despite COVID-19 as illustrated through how no employees had been furloughed, the business had continued to pay a dividend and the share price was stable. The Committee therefore agreed it was appropriate to grant the 2021 award in line with what had been communicated as the normal policy approach and approved by shareholders as part of the Policy Report at the July 2020 AGM. This included balancing the performance conditions in line with the expected normal weightings (as set out below), granting awards in line with the newly reduced maximum opportunity levels for both Executive Directors, and calculating awards using the closing share price of the day immediately prior to grant, as per the Committee’s normal approach. The independent performance conditions for the 2021 long-term incentive awards made in November 2020, and subject to a three-year performance period ending 31 March 2023, are adjusted free cash flow (60% of total award), relative TSR (30% of total award) and ESG (10% of total award) performance as follows: Adjusted FCF performance (60% of total award) Adjusted FCF performance (€bn) Vesting percentage (% of FCF element) Below threshold <14.70 0% Threshold 14.70 20% Maximum 16.70 100% TSR performance (30% of total award) TSR outperformance Vesting percentage (% of TSR element) Below threshold Below median 0% Threshold Median 20% Maximum 8.50% p.a. (80th percentile equivalent) 100% TSR peer group BT Group Deutsche Telekom Liberty Global MTN Orange Royal KPN Telecom Italia Telefónica Telefónica Deutschland The adjusted free cash flow for the three-year period ended on 31 March 2021 was €16.5 billion and equates to vesting under the FCF element of 33.6% of maximum. The chart to the right shows that our TSR performance over the three-year period ended on 31 March 2021 was below that of the median of our comparator group resulting in no vesting under the TSR element. When the weighting of each condition is applied to the respective performance outcomes, this results in a calculated payout of 22.4% of overall maximum. The vesting impact of this outcome when applied to the number of shares granted is set out in the table below. 93 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Annual Report on Remuneration (continued) Purpose pillar ESG metric for 2021 GLTI Overall ambition Baseline position for 2021 GLTI Ambition for 2021 GLTI (10% of total award) Planet Greenhouse gas reduction 50% reduction from FY17 baseline by 2025 11% reduction from FY17 baseline at 31 March 2020 40% reduction from FY17 baseline by 31 March 2023 Inclusion for All Women in management 40% representation of women in management by 2030 31% representation of women in management at 31 March 2020 34% representation of women in management by 31 March 2023 Digital Society M-Pesa connections Connect >50m people and their families to mobile money by 2025 40.5m connections at 31 March 2020 56m connections by 31 March 2023 The table below sets out the conditional awards of shares made to the Executive Directors in November 2020. 2021 GLTI performance share awards made in November 2020 Maximum vesting level (number of shares) Maximum vesting level (face value1) Proportion of maximum award vesting at minimum performance Performance period end Nick Read 4,203,362 £5,249,999 1/5th 31 Mar 2023 Margherita Della Valle 2,522,017 £3,149,999 1/5th 31 Mar 2023 Note: 1. Face value calculated based on the closing share price on 29 November 2020 (day immediately preceding the date of grant) of 124.9 pence. Dividend equivalents on the shares that vest are paid in cash after the vesting date. Outstanding awards The structure for awards made in June 2019 (vesting June 2022) and November 2020 (vesting August 2023) is set out on the previous page. Further details on the structure of these awards, and relevant targets, can be found in the Annual Report on Remuneration of the relevant year. All-employee share plans During the year the Executive Directors were eligible to participate in the Vodafone Group Sharesave Plan which is open to all UK employees. The Vodafone Sharesave Plan is an HM Revenue & Customs (‘HMRC’) approved scheme open to all staff permanently employed by a Vodafone company in the UK as of the eligibility date. Options under the plan are granted at up to a 20% discount to market value. Executive Directors’ participation is included in the option table on page 96. Pensions During the 2021 financial year Nick Read received a cash allowance of 10% of base salary. Margherita Della Valle accrued benefits under the defined contribution pension plan of £3,999.96 with the remainder of her 10% of base salary pension benefit for the year delivered as a cash allowance. Nick Read is a deferred member of the Vodafone Group Pension Scheme which closed to future accrual in 2010 before he was an Executive Director. Margherita Della Valle has not participated in a Vodafone sponsored defined benefit scheme during her employment. The Executive Directors are provided benefits in the event of death in service. In the event of ill health, an entitlement to benefit of 2/3 of base salary, up to a maximum benefit determined by the insurer, may be provided up until State Pension Age. In respect of the Executive Committee members, the Group has made aggregate contributions of £194,955 (2020: £273,771) into defined contribution pension schemes. Alignment to shareholder interests Current levels of ownership by the Executive Directors, and the date by which the goal should be or should have been achieved, are shown below. Based on a share price of 129.73 pence, Nick Read is currently above, and Margherita Della Valle currently below, the respective shareholding requirement. As shown in the charts below, both Executive Directors increased their shareholding levels during the year. Margherita Della Valle joined the Board on 27 July 2018 and will continue to work towards achieving her goal prior to July 2023. At 31 March 2021 Requirement as a % of salary Current % of salary held % of requirement achieved Number of shares owned Value of shareholding Date for requirement to be achieved Nick Read 500% 545% 109% 4,409,649 £5.7m July 2023 Margherita Della Valle 400% 275% 69% 1,484,621 £1.9m July 2023 increase 31/03 2020 Goal ctal Illustrative 20 SP increase Illustrative 20 SP decrease Actual 31/03 2020 Goal Deadline: uly 2023 ic ea Actual holding (number of shares) Holding scenario (% of salary) 4.4m 4.4m 3.5m 3.5m 500 500 545 545 495 495 436 436 654 654 increase argherita ella alle Actual holding (number of shares) Goal Deadline: uly 2023 Holding scenario (% of salary) 31/03 2020 Goal ctal Illustrative 20% SP increase Illustrative 20% SP decrease Actual 31/03 2020 1.5m 1.0m 400 275 219 220 220 330 330 Strategic report Governance Financials Other information 94 Vodafone Group Plc  Annual Report on Form 20-F 2021

The shareholding requirements include a post employment condition whereby the Executive Directors will need to continue to hold shares equivalent to the value of their requirement at the date of departure (or actual holding on departure if the requirement has not been reached during employment) for a further two years post employment. The Committee has a number of processes in place to ensure this condition is met, including executives agreeing to these terms prior to receiving an award, executives holding the majority of their shares (and at least up to the value of their requirement) in a nominee rather than a personal account, and the Committee having the ability to lapse any unvested GLTI awards if the condition is not met. Collectively the Executive Committee including the Executive Directors owned 24,478,674 Vodafone shares at 31 March 2021, with a value of over £31.7 million. None of the Executive Committee members’ shareholdings amounts to more than 1% of the issued shares in that class of share, excluding treasury shares. Directors’ interests in the shares of the Company A summary of interests in shares and scheme interests of the Directors who served during the year is given below. More details of the outstanding shares subject to award and options are set out in the table below and on page 96. Share options At 31 March 2021 Total number of interests in shares (at maximum)1 Unvested with performance conditions (at target) Unvested with performance conditions (at maximum) SAYE (unvested without performance conditions) Executive Directors Nick Read 15,791,982 5,388,288 11,369,041 13,292 Margherita Della Valle 8,368,355 3,257,896 6,883,734 – Total 24,160,337 8,646,184 18,252,775 13,292 Note: 1. This includes both owned shares and the maximum number of unvested share awards. The total number of interests in shares includes interests of connected persons, unvested share awards and share options. During the year the Committee was informed that Vittorio Colao (who retired from the Board on 30 September 2018) had been appointed as Minister for Technological Innovation and Digital Transition within the Italian government. In order to avoid any conflicts of interest, Mr Colao was required to sell his shareholding in Vodafone Group Plc. This included 122,075 vested shares due to be released on 1 July 2021 and a further 141,799 vested shares due to be released on 4 August 2022. In light of the circumstances, the Committee agreed to release these shares from their respective holding periods early in order to allow Mr Colao to meet the compliance requirements of his new role. At 31 March 2021 Total number of interests in shares Non-Executive Directors Sanjiv Ahuja 14,000 (ADRs)1 Sir Crispin Davis 34,500 Michel Demaré 100,000 Dame Clara Furse 75,000 Valerie Gooding 28,970 Renee James 27,272 Gerard Kleisterlee (position at retirement) 220,000 Maria Amparo Moraleda Martinez 30,000 David Nish 107,018 David Thodey (position at retirement) 303,653 Jean-François van Boxmeer2 – Notes: 1. One ADR is equivalent to 10 ordinary shares. 2. On 18 May 2021 Jean-François van Boxmeer acquired an interest in 305,000 shares resulting in a total interest in 305,000 shares as at 18 May 2021. At 21 June 2021, and during the period from 1 April 2021 to 21 June 2021, no Director had any interest in the shares of any subsidiary company. Other than those individuals included in the tables above who were Board members at 31 March 2021, members of the Group’s Executive Committee at 31 March 2021 had an aggregate beneficial interest in 18,584,404 ordinary shares of the Company. At 21 June 2021, the Directors had an aggregate beneficial interest in 6,742,030 ordinary shares of the Company and the Executive Committee members had an aggregate beneficial interest in 18,584,404 ordinary shares of the Company. None of the Directors or the Executive Committee members had an individual beneficial interest amounting to greater than 1% of the Company’s ordinary shares. With the exception of the acquisition of an interest in 305,000 shares by Jean-François van Boxmeer as outlined above, the Directors’ total number of interests in shares did not change during the period from 1 April 2021 to 21 June 2021. Performance share awards The maximum number of shares subject to outstanding awards that have been granted to Directors under the long-term incentive (‘GLTI’) plan are currently as follows: GLTI performance share awards 2019 award Awarded: June 2018 Performance period ending: March 2021 Vesting date: June 2021 Share price at grant: 184.2 pence 2020 award1 Awarded: June 2019 Performance period ending: March 2022 Vesting date: June 2022 Share price at grant: 124.2 pence 2021 award Awarded: November 2020 Performance period ending: March 2023 Vesting date: August 2023 Share price at grant: 124.9 pence Nick Read 3,278,043 3,887,636 4,203,362 Margherita Della Valle 1,995,330 2,366,387 2,522,017 Note: 1. Reflects shares subject to outstanding awards following voluntary reduction as set out in the 2020 Annual Report on Remuneration. 95 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Annual Report on Remuneration (continued) Details of the performance conditions for the awards can be found on pages 92 to 94 or in the Remuneration Report from the relevant year. Share options The following information summarises the Executive Directors’ options under the HMRC approved Vodafone Group 2008 Sharesave Plan (‘SAYE’). No other Directors have options under any schemes and, other than under the SAYE, no options have been granted since 2007. Options under the SAYE were granted at a discount of 20% to the market value of the shares at the time of the grant. No other options may be granted at a discount. Grant date At 1 April 2020 or date of appointment Options granted during the 2021 financial year Options exercised during the 2021 financial year Options lapsed during the 2021 financial year Options held at 31 March 2021 Option price Date from which exercisable Expiry date Market price on exercise Gain on exercise Number of shares Number of shares Number of shares Number of shares Number of shares Pence1 Pence Nick Read SAYE Mar 2017 4,854 – – – 4,854 154.51 Apr 2022 Sep 2022 – – SAYE Jul 2017 8,438 – – – 8,438 177.75 Sep 2022 Feb 2023 – – Total 13,292 – – – 13,292 – – Note: 1. The closing trade share price on 31 March 2021 was 131.88 pence. The highest trade share price during the year was 141.12 pence and the lowest price was 101.70 pence. At 21 June 2021 there had been no change to the Directors’ interests in share options from 31 March 2021. Other than those individuals included in the table above, at 21 June 2021 members of the Group’s Executive Committee held options for 25,241 ordinary shares at prices ranging from 102.6 pence to 111.7 pence per ordinary share, with a weighted average exercise price of 107.0 pence per ordinary share exercisable at dates ranging from 1 September 2022 to 1 September 2023. Margherita Della Valle, Hannes Ametsreiter, Aldo Bisio, Colman Deegan, Ahmed Essam, Alexandre Froment-Curtil, Shameel Joosub, Vinod Kumar, Rosemary Martin, Serpil Timuray, and Johan Wibergh held no options at 21 June 2021. Loss of office payments Other than amounts already disclosed in prior year reports, no loss of office payments were made during the year. Payments to past Directors During the 2021 financial year Lord MacLaurin received benefit payments in respect of security costs as per his contractual arrangements. These costs exceeded our de minimis threshold of £5,000 p.a. and, including the tax paid, were £23,513 (2020: £23,513). Fees retained for external non-executive directorships Executive Directors may hold positions in other companies as non-executive directors and retain the fees. During the year ended 31 March 2021 Nick Read served as a non-executive director on the board of Booking Holdings Inc. where he retained fees of US$277,389 (2020: US$294,424). Margherita Della Valle served as a non-executive director on the board of Reckitt Benckiser Group plc (effective 1 July 2020) where she retained fees of £112,000 (2020: £11,270 in respect of services to Centrica plc until 12 May 2019). 2021 remuneration for the Chairman and Non-Executive Directors Salary/fees Benefits1 Total 2021 £’000 2020 £’000 2021 £’000 2020 £’000 2021 £’000 2020 £’000 Chairman Jean-François van Boxmeer (appointed 28 July 20202) 297 – – – 297 – Senior Independent Director Valerie Gooding 165 165 – 5 165 170 Non-Executive Directors Sanjiv Ahuja 115 115 1 3 116 118 Sir Crispin Davis 115 115 1 23 116 138 Michel Demaré 115 115 – 11 115 126 Dame Clara Furse 115 115 – 3 115 118 Renee James3 115 133 – 11 115 144 Maria Amparo Moraleda Martinez 115 115 – 14 115 129 David Nish 140 140 1 31 141 171 Former Non-Executive Directors David Thodey (stepped down 27 July 2020) 38 67 – 19 38 86 Gerard Kleisterlee (stepped down 3 November 2020) 385 650 4 53 389 703 Total 1,715 1,730 7 173 1,722 1,903 Notes: 1. We have been advised that for Non-Executive Directors, certain travel and accommodation expenses in relation to attending Board meetings should be treated as a taxable benefit. The table above includes these travel expenses and the corresponding tax contribution. 2. Jean-François van Boxmeer was appointed to the Board as a Non-Executive Director on 28 July 2020 and subsequently became Chairman on 3 November 2020. 3. Salary/fees for 2020 include an additional allowance of £6,000 per meeting for Directors based outside of Europe. Strategic report Governance Financials Other information 96 Vodafone Group Plc  Annual Report on Form 20-F 2021

Pay in the wider context Fair pay at Vodafone As part of its review of executive remuneration arrangements, the Committee takes account of the pay policies in place across the wider business. This includes considering the structure of remuneration offerings at each level of the business to ensure there is a strong rationale for how packages evolve across the different levels of the organisation. During the year the Committee was updated on how a revised remuneration structure had been implemented across the business to ensure arrangements fully aligned with our strategy, supported our purpose, and celebrated our spirit. The update also set out the growing use of our digital recognition tools across the business including our peer to peer ‘Thank You’ awards and instant ‘Vodafone Star’ cash awards – the latter of which are primarily focused on rewarding our non-management colleagues. The Committee was also updated on the results of the latest annual fair pay review, including where the key focus areas were and what actions had been agreed locally to implement any required adjustments. In addition to being a core principle of the Committee, there is a clear culture in our business of ensuring we offer competitive and fair pay to all employees. Our approach, across our business, is guided by the following six principles: 1. Market competitive The pay of our people is reflective of their skills, role and function and the external market. We annually review the pay of each employee and actively manage any who fall below the market competitive range. 2. Free from discrimination Our pay should not be affected by gender, age, disability, gender identity and expression, sexual orientation, race, ethnicity, cultural heritage or belief. We annually compare the average position of our men and women against their market benchmark, grade and function to identify and understand any differences, and take action if necessary. 3. Ensure a good standard of living We work with the independent organisation, the Fair Wage Network, to assess how our pay compares to the “living wage” in each of our markets because we are committed to providing a good standard of living for our people and their family. 4. Share in our successes All our people should have the opportunity to share in our success by being eligible to receive some form of performance related pay, e.g. a bonus, shares or sales incentive. 5. Provide benefits for all Our global standard is to offer all our people life insurance, parental leave and access to either Company or state provided healthcare and pension provision. 6. Open and transparent We ensure that our people understand their pay. We do this through a series of user-friendly guides, webpages and an annual reward statement, which help explain our peoples’ pay and outline the value of their core reward package. In addition, they also receive monthly or weekly payslips and a payment schedule. Stakeholder engagement The Committee considers all stakeholder groups when setting executive pay including: Colleagues The Committee is fully briefed on pay arrangements across the business to ensure any decisions on executive pay are made within our wider business context. We engage with our employees through a variety of means including employee forums, town hall meetings (including with our executives), global Spirit Beat surveys and digital platforms – all of which give our people the chance to voice their opinion on any area of interest – including executive pay. Shareholders The Committee values the active participation of our shareholders during our consultations and fully considers all feedback as part of the review process. Last year we started our consultation in November 2019 (for the July 2020 AGM) to ensure all parties had adequate time for engagement. Government The Committee actively engages with external professional bodies/government departments when they issue consultations on proposed changes to legislation/reporting guidelines. Wider society The Committee is fully aware that society has grown increasingly concerned about executive pay in the wider market. The Committee believes that through transparent reporting and active engagement in explaining both the operation of, and rationale for, executive pay decisions, trust in this area can be rebuilt. 97 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Annual Report on Remuneration (continued) UK Gender Pay Gap reporting Each year we publish our UK Gender Pay Gap in line with the statutory UK methodology. The nature of the statutory calculation means the gap will fluctuate year on year, influenced by changes in our business structure, Company performance and the percentage of men and women at all levels and positions. The existence of a UK gender pay gap in our business is primarily a consequence of more men than women holding senior or specialist, and therefore higher-paid, roles. With our commitment to embed an inclusive culture, we continue our work to reduce the gap and have made good progress since the publication of the first report in 2017. Our global programmes aim to support all women across different roles, areas, and geographies of our business and will, over time, reduce our specific UK Gender Pay Gap (which this year was calculated as 12.0% – a slight increase from our 2019 figure of 10.9% but below our 2018 figure of 16.1%). While we have made progress, we are committed to doing more. Relative spend on pay The chart below shows both the dividends distributed in the year and the total cost of remuneration in the Group. For more details on dividends and expenditure on remuneration for all employees, please see pages 152 and 184 respectively. 5,462 5,462 2,317 2,317 Distributed by way of dividends Overall expenditure on remuneration for all employees 2020 2020 m CEO pay ratio The following table sets out our CEO pay ratio figures in respect of 2021, 2020 and 2019: Year CEO single figure Method 25th percentile pay ratio Median pay ratio 75th percentile pay ratio 2021 £3,615k Option B 108:1 88:1 42:1 2020 £3,529k Option B 113.1 69.1 45.1 20191 £4,359k Option B 154:1 107:1 56:1 Note: 1. The CEO single figure used in the calculation of the 2019 ratios reflects a blended figure for Vittorio Colao and Nick Read, recognising the change in incumbency for the role during this year. The pay ratio figures in the above table are calculated using the following total pay and benefits information: Year Supporting information 25th percentile pay ratio Median pay ratio 75th percentile pay ratio 2021 Salary £30.0k £37.1k £71.2k Total pay and benefits £33.5k £41.0k £85.3k 2020 Salary £28.0k £42.8k £65.0k Total pay and benefits £31.3k £51.1k £78.6k 2019 Salary £23.1k £36.4k £65.0k Total pay and benefits £28.3k £40.8k £78.2k The calculation methodology used reflects Option B as defined under the relevant regulations. In line with the relevant regulations this utilises the most recently collected and disclosed data analysed within our Gender Pay Gap report, with employees at the three quartiles identified from this analysis and their respective single figure values calculated. To ensure this data accurately reflects individuals at such quartiles, the single figure values for individuals immediately above and below the identified employee at each quartile within the Gender Pay Gap analysis were also reviewed. This year our ratios have remained relatively stable when viewed on a year-on-year basis. This reflects how the single figures for both the Chief Executive and employees at the quartile positions have remained consistent when viewed over the period set out in the table above. We expect the ratios to be primarily driven by the valuation of the long-term incentive that is included in the Chief Executive’s single figure for the year. Strategic report Governance Financials Other information 98 Vodafone Group Plc  Annual Report on Form 20-F 2021

Change in remuneration for Directors and all employees between 2020 and 2021 In line with the new regulatory requirements, the table below calculates the percentage change in Directors’ remuneration (salary, taxable benefits and annual bonus payment) between the 2020 and 2021 financial years compared to the average remuneration for other Vodafone Group employees who are measured on comparable business objectives and who have been employed in the UK since 2021 (per capita). Vodafone has employees based all around the world and some of these individuals work in countries with very high inflation; therefore a comparison to Vodafone’s UK-based Group employees is deemed the most appropriate employee group for this comparison. Percentage change from 2020 to 2021 Base salary / fee Taxable benefits Annual bonus Executive Directors Nick Read 0.0% -23.8% 19.4% Margherita Della Valle 0.0% -4.5% 19.3% Non-Executive Directors Jean-François van Boxmeer (appointed 28 July 2020) – – – Valerie Gooding 0.0% -100.0% – Sanjiv Ahuja 0.0% -66.7% – Sir Crispin Davis 0.0% -95.7% – Michel Demaré 0.0% -100.0% – Dame Clara Furse 0.0% -100.0% – Renee James -13.5% -100.0% – Maria Amparo Moraleda Martinez 0.0% -100.0% – David Nish 0.0% -96.8% – Former Non-Executive Directors David Thodey (stepped down 27 July 2020) -43.3% -100.0% – Gerard Kleisterlee (stepped down 3 November 2020) -40.8% -92.5% – Other Vodafone Group employees employed in the UK 3.8% 0.2% 30.2% 99 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Annual Report on Remuneration (continued) Assessing pay and performance In the table below we summarise the Chief Executive’s single figure remuneration over the past 10 years, as well as how our variable pay plans have paid out in relation to the maximum opportunity. This can be compared with the historic TSR performance over the same period. The chart below shows the performance of the Company relative to the STOXX Europe 600 Index over a 10-year period. The STOXX Europe 600 Index was selected as this is a broad-based index that includes many of our closest competitors. It should be noted that the TSR element of the 2019 GLTI is based on the TSR performance shown in the chart on page 93 and not this chart. 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 10–year historical TSR performance Growth in the value of a hypothetical €100 holding over 10 years 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 Financial year remuneration for Chief Executive Single figure of total remuneration £’000 15,767 11,099 8,014 2,810 5,224 6,332 7,389 2,7401 /1,6192 3,529 3,615 Annual bonus (actual award versus max opportunity) 47% 33% 44% 56% 58% 47% 64% 44% 52% 62% Long-term incentive (vesting versus max opportunity) 100% 57% 37% 0% 23% 44% 67% 40% 50% 22% Notes: 1. Reflects the single figure in respect of Vittorio Colao for the period to 30 September 2018. 2. Reflects the single figure in respect of Nick Read for the period from 1 October 2018. 90 110 130 150 170 190 210 230 250 Vodafone Group STO Europe 600 index 181 159 218 100 112 127 157 190 99 115 135 166 146 168 162 128 106 137 182 171 171 0 10 20 30 40 50 60 70 80 90 100 2021 2020 2019 2018 2017 2016 2015 2014 2013 2012 Annual Bonus average 51 LTI average 44 Strategic report Governance Financials Other information 100 Vodafone Group Plc  Annual Report on Form 20-F 2021

2022 remuneration Details of how the Remuneration Policy will be implemented for the 2022 financial year are set out below. Prior to reviewing executive remuneration arrangements the Committee was fully briefed on remuneration arrangements elsewhere in the business. This included a detailed discussion on the structure of remuneration offerings at each level of the business and how pay at these levels is determined. The Committee also considered the wider external context in light of the developing COVID-19 situation, and the commitments made to our wider employee population. The cumulative effect of these discussions was that the Committee was able to make decisions in respect of executive remuneration within the context of how, and appreciating the rationale for why, remuneration arrangements evolve across the different levels within the organisation.2021 2022 Base salaries In March 2021 the Committee reviewed executive remuneration arrangements against the following comparator groups: 1. A EuroTop peer group constituting the top 50 European companies (excluding financial services companies) and a few other select companies relevant to the telco sector; and 2. The FTSE 30 (excluding financial services companies). As set out on page 82 in the Letter from the Remuneration Committee Chairman, neither the Chief Executive nor the Chief Financial Officer have received a salary increase since their appointment to their current roles in 2018. In the light of their strong performance and growing experience in role the Committee agreed an increase would be justified. However, in line with the restraint on salary increases for the wider leadership team, the Committee felt that salaries for both Executive Directors should remain unchanged for the year ahead at the current levels of: – – Chief Executive: Nick Read £1,050,000; and – – Chief Financial Officer: Margherita Della Valle £700,000. The Committee acknowledges the importance of our arrangements remaining fair and competitive and will review this situation again next year. The Committee further determined that salaries for Executive Committee members will also remain unchanged. Pension Pension arrangements for both the Chief Executive and the Chief Financial Officer will remain unchanged at 10% of salary, in line with the maximum employer contribution level for the wider UK population. 2022 Annual Bonus (‘GSTIP’) In light of the uncertainty caused by COVID-19 and the subsequent difficulty to set an accurate one-year service revenue target for the 2021 financial year, the decision was taken to remove the service revenue condition from the 2021 plan and retain the remaining three measures. As set out on page 82 of the Letter from the Remuneration Committee Chairman, for the 2022 plan the Committee has agreed to re-introduce service revenue given the strategic importance of growth to our business and our ability to now accurately forecast an appropriate target. The performance measures and weightings for 2022, are outlined below: – – service revenue (25%); – – adjusted EBIT (25%); – – adjusted free cash flow (25%); and – – customer appreciation KPIs (25%). This includes an assessment of churn, revenue market share and Net Promoter Score1 (‘NPS’). Note: 1. The assessment of NPS utilises data collected in our local markets which is validated for quality and consistency by independent third party agencies. Due to the potential impact on our commercial interests, annual bonus targets are considered commercially sensitive and therefore will be disclosed in the 2022 Remuneration Report following the completion of the financial year. Long-term incentive (‘GLTI’) awards for 2022 Awards for 2022 will be made in line with the arrangements described in our policy on pages 86 and 87. Vesting of the 2022 award will be subject to adjusted free cash flow (60% of total award), relative TSR (30% of total award), and ESG (10% of total award) performance. Performance will be measured over the three financial years ending 31 March 2024, and any net vested shares will be subject to an additional two-year holding period (i.e. the ‘3+2’ model). It is anticipated that the final awards will be reviewed by the Committee at the July 2021 meeting and, subject to the Committee’s approval, will be granted shortly after in August 2021. 101 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Annual Report on Remuneration (continued) Further details for the 2022 award targets are provided below. Adjusted free cash flow (60% of total award) Details of the three-year adjusted FCF target for the 2022 award are set out in the table below. Adjusted FCF performance (60% of total award) Adjusted FCF performance (€bn) Vesting percentage (% of FCF element) (% of FCF element) Below threshold <15.00 0% Threshold 15.00 20% Maximum 17.00 100% Relative TSR (30% of total award) Following the annual review of the performance measures which included a review of analysis provided by the Committee’s external advisers, the Committee determined that the TSR outperformance range for the 2022 award should continue to be set at the 80th percentile equivalent for maximum performance. For the 2022 award, this equates to outperformance of 8.50% p.a. at maximum. The Committee further determined that the TSR peer group should remain unchanged for the 2022 award. Further details are set out in the tables below. Relative TSR (30% of total award) TSR outperformance Vesting (% of relative TSR element) Below threshold Below median 0.0% Threshold Median 20.0% Maximum 8.50% p.a. (80th percentile equivalent) 100.0% TSR peer group BT Group Deutsche Telekom Liberty Global MTN Orange Royal KPN Telecom Italia Telefónica Telefónica Deutschland Linear interpolation (i.e. straight-line vesting) occurs for performance between threshold and maximum. ESG (10% of total award) The table below sets out how performance under the ESG measure for the 2022 award will be assessed against three quantitative ambitions: Purpose pillar Metric for 2022 GLTI Overall ambition Baseline position for 2022 GLTI Ambition for 2022 GLTI (10% of total award) Planet Greenhouse gas reduction 50% reduction from FY17 baseline by 2025 37% reduction from FY17 baseline at 31 March 2021 60% reduction from FY17 baseline by 31 March 2024 Inclusion for All Female representation in management 40% representation of women in management by 2030 32% representation of women in management at 31 March 2021 35% representation of women in management by 31 March 2024 Digital Society / Inclusion for All M-Pesa connections Connect >50m people and their families to mobile  money by 2025 48.3m connections at 31 March 2021 68.2m connections by 31 March 2024 Each ambition for the 2022 award has been set by considering both our externally communicated targets and our internal progress as at 31 March 2021. Where we are ahead of our originally communicated external ambition we have set our target recognising this so as to ensure all ambitions remain stretching against actual current performance. At the end of the performance period the Committee will assess achievement across the three metrics against the stated ambitions and determine vesting under this element. Full disclosure of the rationale for the final vesting decision will be provided in the relevant Directors’ Remuneration Report. Strategic report Governance Financials Other information 102 Vodafone Group Plc  Annual Report on Form 20-F 2021

2022 remuneration for the Chairman and Non-Executive Directors Fees for our Chairman and Non-Executive Directors have been benchmarked against the FTSE 30 (excluding financial services companies). Following this year’s review it was agreed that no changes will be made to the current fee levels which are set out in the table below. Position/role Fee payable £’000 Chairman1 650 Non-Executive Director 115 Additional combined fee for Senior Independent Director and Chairman of the Remuneration Committee 50 Additional fee for Chairmanship of Audit and Risk Committee 25 Note: 1. The Chairman’s fee also includes the fee for the Chairmanship of the Nominations and Governance Committee. For 2022 the allowance payable each time a non-Europe-based Non-Executive Director eligible for this legacy arrangement is required to travel to attend Board and Committee meetings to reflect the additional time commitment involved is £6,000. Further remuneration information Dilution All awards are made under plans that incorporate dilution limits as set out in the guidelines for share incentive schemes published by the Investment Association. The current estimated dilution from subsisting executive awards is approximately 2.6% of the Company’s share capital at 31 March 2021 (2.6% at 31 March 2020), whilst from all-employee share awards it is approximately 0.3% (0.3% at 31 March 2020). This gives a total dilution of 2.9% (2.9% at 31 March 2020). Service contracts The terms and conditions of appointment of our Directors are available for inspection at the Company’s registered office during normal business hours and at the Annual General Meeting (for 15 minutes prior to the meeting and during the meeting). The Executive Directors have notice periods in their service contracts of 12 months. The Non-Executive Directors’ letters of appointment do not contain provision for notice periods or for compensation if their appointments are terminated. This report on remuneration has been approved by the Board of Directors and signed on its behalf by: /s/ Valerie Gooding Valerie Gooding Chairman of the Remuneration Committee 23 June 2021 103 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Our US listing requirements As Vodafone’s American depositary shares are listed on NASDAQ Stock Market LLC (‘NASDAQ’), we are required to disclose a summary of any material differences between the corporate governance practices we follow and those of US companies listed on NASDAQ. Vodafone’s corporate governance practices are primarily based on UK requirements but substantially conform to those required of US companies listed on NASDAQ. The material differences are set out in the following table: Board member independence Different tests of independence for Board members are applied under the 2018 UK Corporate Governance Code (the ‘Code’) and the NASDAQ listing rules. The Board is not required to take into consideration NASDAQ’s detailed definitions of independence as set out in the NASDAQ listing rules. The Board has carried out an assessment based on the independence requirements of the Code and has determined that, in its judgement, each of Vodafone’s Non-Executive Directors is independent within the meaning of those requirements. Committees The NASDAQ listing rules require US companies to have a nominations committee, an audit committee and a compensation committee, each composed entirely of independent directors, with the nominations committee and the audit committee each required to have a written charter which addresses the committee’s purpose and responsibilities, and the compensation committee having sole authority and adequate funding to engage compensation consultants, independent legal counsel and other compensation advisers. – – Our Nominations and Governance Committee is chaired by the Chairman of the Board and its other members are independent Non-Executive Directors. – – Our Remuneration Committee is composed entirely of independent Non-Executive Directors. – – Our Audit and Risk Committee is composed entirely of Non-Executive Directors, each of whom (i) the Board has determined to be independent based on the independence requirements of the Code and (ii) meets the independence requirements of the Securities Exchange Act of 1934. – – We have terms of reference for our Nominations and Governance Committee, Audit and Risk Committee and Remuneration Committee, each of which comply with the requirements of the Code and are available for inspection on our website at vodafone.com/governance – – These terms of reference are generally responsive to the relevant NASDAQ listing rules, but may not address all aspects of these rules. Code of Ethics and Code of Conduct Under the NASDAQ listing rules, US companies must adopt a Code of Conduct applicable to all directors, officers and employees that complies with the definition of a “code of ethics” set out in section 406 of the Sarbanes-Oxley Act. – – We have adopted a Code of Ethics that complies with section 406 of the Sarbanes-Oxley Act which is applicable only to the senior financial and principal executive officers, and which is available on our website at vodafone.com/governance. – – We have also adopted a separate Code of Conduct which applies to all employees. Quorum The quorum required for shareholder meetings, in accordance with our Articles of Association, is two shareholders, regardless of the level of their aggregate share ownership, while US companies listed on NASDAQ are required by the NASDAQ listing rules to have a minimum quorum of 33.33% of the shareholders of ordinary shares for shareholder meetings. Related party transactions In lieu of obtaining an independent review of related party transactions for conflicts of interests in accordance with the NASDAQ listing rules, we seek shareholder approval for related party transactions that (i) meet certain financial thresholds or (ii) have unusual features in accordance with the Listing Rules issued by the FCA in the UK (the ‘Listing Rules’), the Companies Act 2006 and our Articles of Association. Further, we use the definition of a transaction with a related party as set out in the Listing Rules, which differs in certain respects from the definition of related party transaction in the NASDAQ listing rules. Shareholder approval When determining whether shareholder approval is required for a proposed transaction, we comply with both the NASDAQ listing rules and the Listing Rules. Under the NASDAQ listing rules, whether shareholder approval is required for a transaction depends on, among other things, the percentage of shares to be issued or sold in connection with the transaction. Under the Listing Rules, whether shareholder approval is required for a transaction depends on, among other things, whether the size of a transaction exceeds a certain percentage of the size of the listed company undertaking the transaction. Strategic report Governance Financials Other information 104 Vodafone Group Plc  Annual Report on Form 20-F 2021

The Directors of the Company present their report together with the audited consolidated financial statements for the year ended 31 March 2021. This report has been prepared in accordance with requirements outlined within The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 and forms part of the management report as required under Disclosure Guidance and Transparency Rule (‘DTR’) 4. Certain information that fulfils the requirements of the Directors’ report can be found elsewhere in this document and is referred to below. This information is incorporated into this Directors’ report by reference. Responsibility statement As required under the DTRs, a statement made by the Board regarding the preparation of the financial statements is set out on pages 108 and 109 which also provides details regarding the disclosure of information to the Company’s auditor and management’s report on internal control over financial information. Going concern The going concern statement required by the Listing Rules and the UK Corporate Governance Code (the ‘Code’) is set out in the “Directors’ statement of responsibility” on page 109. System of risk management and internal control The Board is responsible for maintaining a risk management and internal control system and for managing principal risks faced by the Group. Such a system is designed to manage rather than eliminate business risks and can only provide reasonable and not absolute assurance against material mistreatment or loss. This is described in more detail in the Audit and Risk Committee Report on pages 76 to 81. The Board has implemented in full the FRC “Guidance on Risk Management, Internal Control and related Financial and Business Reporting” for the year and to the date of this Annual Report. The resulting procedures, which are subject to regular monitoring and review, provide an ongoing process for identifying, evaluating and managing the Company’s principal risks (which can be found on pages 53 to 61). Corporate Governance Statement The Corporate Governance Statement setting out how the Company complies with the Code and which includes a description of the main features of our internal control and risk management arrangements in relation to the financial reporting process is set out on page 65. The information required by DTR 7.2.6R can be found in the “Shareholder information” section on pages 227 to 232. A description of the composition and operation of the Board and its Committees including the Board Diversity Policy is set out on page 69, pages 74 to 81 and page 90. The Code can be viewed in full at frc.org.uk. Strategic Report The Strategic Report is set out on pages 1 to 61 and is incorporated into this Directors’ report by reference. Directors and their interests The Directors of the Company who served during the financial year ended 31 March 2021 and up to the date of signing the financial statements are as follows: Jean-François van Boxmeer (appointed on 28 July 2020), Nick Read, Margherita Della Valle, Sanjiv Ahuja, Sir Crispin Davis, Michel Demaré, Dame Clara Furse, Valerie Gooding, Renee James, Maria Amparo Moraleda Martinez, David Nish, David Thodey (stepped down on 27 July 2020) and Gerard Kleisterlee (stepped down on 3 November 2020). A summary of the rules related to the appointment and replacement of Directors and Directors’ powers can be found on page 229. Details of Directors’ interests in the Company’s ordinary shares, options held over ordinary shares, interests in share options and long-term incentive plans are set out on pages 82 to 103. Directors’ conflicts of interest Established within the Company is a procedure for managing and monitoring conflicts of interest for Directors. Details of this procedure are set out on page 75. Directors’ indemnities In accordance with our Articles of Association and to the extent permitted by law, Directors are granted an indemnity from the Company in respect of liability incurred as a result of their office. In addition, we maintained a Directors’ and officers’ liability insurance policy throughout the year. Neither our indemnity nor the insurance provides cover in the event that a Director is proven to have acted dishonestly or fraudulently. Disclosures required under Listing Rule 9.8.4 The information on the amount of interest capitalised and the treatment of tax relief can be found in notes 5 and 6 to the consolidated financial statements respectively. The remaining disclosures required by Listing Rule 9.8.4 are not applicable to Vodafone. Capital structure and rights attaching to shares Ordinary shares of Vodafone Group Plc are traded on the London Stock Exchange and in the form of ADSs on NASDAQ. ADSs, each representing 10 ordinary shares, are traded on NASDAQ under the symbol “VOD”. The ADSs are evidenced by ADRs issued by Deutsche Bank, as depositary, under a deposit agreement, dated 27 February 2017 between the Company, the depositary and the holders from time to time of ADRs issued thereunder. ADS holders are not shareholders in the Company but may instruct Deutsche Bank on the exercise of voting rights relative to the number of ordinary shares represented by their ADSs. See “Articles of Association and applicable English law” and “Rights attaching to the Company’s shares – Voting rights” on page 229. Directors’ report 105 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

All information relating to the Company’s capital structure, rights attaching to shares, dividends, the policy to repurchase the Company’s own shares, details of Company share repurchases and details of other shareholder information is contained on page 31 and pages 227 to 232. Change of control Details of change of control provisions in the Company’s revolving credit facilities are set out in note 22 “Capital and financial risk management”. Information on agreements between the Company and its Directors providing for compensation for loss of office of employment (including details of change of control provisions in share schemes) is set out on pages 88 and 89. Subject to that, there are no agreements between the Company and its employees providing for compensation for loss of office or employment that occurs because of a takeover bid. Dividends Full details of the Company’s dividend policy and proposed final dividend payment for the year ended 31 March 2021 are set out on page 23 and note 9 to the consolidated financial statements. Sustainability Information about the Company’s approach to sustainability risks and opportunities is set out on pages 32 to 52. Also included on these pages are details of our greenhouse gas emissions. Political donations No political donations or contributions to political parties under the Companies Act 2006 have been made during the financial year. The Group policy is that no political donations be made or political expenditure incurred. Financial risk management objectives and policies Disclosures relating to financial risk management objectives and policies, including our policy for hedging are set out in note 22 to the consolidated financial statements and disclosures relating to exposure to credit risk, liquidity risk and market risk are outlined in note 22. Important events since the end of the financial year There were no important events affecting the Company which have occurred since the end of the financial year. Future developments within the Group The Strategic Report contains details of likely future developments within the Group. Group policy compliance Each Group policy is owned by a member of the Executive Committee so that there is clear accountability and authority for ensuring the associated business risk is adequately managed. Regional Chief Executives and the Senior Leadership Team member responsible for each Group function have primary accountability for ensuring compliance with all Group policies by all our markets and entities. Our Group compliance team and policy champions support the policy owners and local markets in implementing policies and monitoring compliance. All of the key Group policies have been consolidated into the Vodafone Code of Conduct which applies to all employees and those who work for or on behalf of Vodafone. It sets out the standards of behaviour expected in relation to areas such as insider dealing, bribery and raising concerns through the whistle blowing process (known internally as Speak Up). Branches The Group, through various subsidiaries, has branches in a number of different jurisdictions in which the business operates. Further details are included in note 31. Employee disclosures Vodafone is an inclusive employer and diversity is important to us. We give full and fair consideration to applications for employment by disabled persons and the continued employment of anyone incurring a disability while employed by us. Training, career development and promotion opportunities are equally applied for all our employees, regardless of disability. Our disclosures relating to the employment of women in senior management roles, diversity, employee engagement and policies are set out on pages 12 and 13, page 37, page 72 and page 75. By order of the Board /s/ Rosemary Martin Rosemary Martin Group General Counsel and Company Secretary 23 June 2021 Directors’ report (continued) Strategic report Governance Financials Other information 106 Vodafone Group Plc  Annual Report on Form 20-F 2021

108 Directors’ statement of responsibility 110 Risk management 116 Reports of independent registered public accounting firms 121 Consolidated financial statements 121 Consolidated income statement 121 Consolidated statement of comprehensive income 122 Consolidated statement of financial position 123 Consolidated statement of changes in equity 124 Consolidated statement of cash flows 125 Notes to the consolidated financial statements 125 1. Basis of preparation Income statement 131 2. Revenue disaggregation and segmental analysis 135 3. Operating profit / (loss) 136 4. Impairment losses 144 5. Investment income and financing costs 145 6. Taxation 150 7. Discontinued operations and assets and liabilities held for sale 152 8. Earnings per share 152 9. Equity dividends Financial position 153 10. Intangible assets 155 11. Property, plant and equipment 157 12. Investments in associates and joint arrangements 163 13. Other investments 164 14. Trade and other receivables 165 15. Trade and other payables 166 16. Provisions 167 17. Called up share capital Cash flows 168 18. Reconciliation of net cash flow from operating activities 168 19. Cash and cash equivalents 169 20. Leases 172 21. Borrowings 174 22. Capital and financial risk management Employee remuneration 183 23. Directors and key management compensation 184 24. Employees 185 25. Post employment benefits 189 26. Share-based payments Additional disclosures 191 27. Acquisitions and disposals 194 28. Commitments 194 29. Contingent liabilities and legal proceedings 198 30. Related party transactions 199 31. Related undertakings 208 32. Subsidiaries exempt from audit 208 33. Subsequent events 209 These pages are intentionally left blank 209 These pages are intentionally left blank 210 These pages are intentionally left blank 211 These pages are intentionally left blank 211 These pages are intentionally left blank 213 These pages are intentionally left blank 214 These pages are intentionally left blank 214 These pages are intentionally left blank 214 These pages are intentionally left blank 215 These pages are intentionally left blank 215 These pages are intentionally left blank 215 These pages are intentionally left blank 216 These pages are intentionally left blank 216 These pages are intentionally left blank 216 These pages are intentionally left blank 217 Non-GAAP measures (unaudited information) 226 Additional information (unaudited information) Reporting on our financial performance Index 107 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Directors’ statement of responsibility The Directors are responsible for preparing the financial statements in accordance with applicable law and regulations and keeping proper accounting records. Detailed below are statements made by the Directors in relation to their responsibilities, disclosure of information to the Company’s auditor, going concern and management’s report on internal control over financial reporting. Financial statements and accounting records Company law of England and Wales requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial statements the Directors are required to: – – select suitable accounting policies and apply them consistently; – – make judgements and estimates that are reasonable and prudent; – – present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; – – state whether the consolidated financial statements have been prepared in accordance with International Accounting Standards in conformity with the requirements of the UK Companies Act 2006, International Financial Reporting Standards (‘IFRS’) adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union and IFRS as issued by the International Accounting Standards Board (‘IASB’). The Directors also ensure that the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’); – – state for the Company’s financial statements whether applicable UK accounting standards have been followed; and – – prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business. The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and enable them to ensure that the financial statements are prepared in accordance with International Accounting Standards in conformity with the requirements of the UK Companies Act 2006 adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. They are also responsible for the system of internal control, for safeguarding the assets of the Company and the Group and, hence, for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors are responsible for the maintenance and integrity of the Company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. Directors’ responsibility statement Each of the Directors, whose names and functions are listed on pages 67 and 68, confirms that, to the best of his or her knowledge: – – the consolidated financial statements, prepared in accordance with International Accounting Standards in conformity with the requirements of the UK Companies Act 2006, International Financial Reporting Standards (‘IFRS’) adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union and IFRS as issued by the International Accounting Standards Board (‘IASB’), give a true and fair view of the assets, liabilities, financial position and profit of the Group; and – – the Strategic Report includes a fair review of the development and performance of the business and the position of the Group, together with a description and robust assessment of the principal risks and uncertainties that it faces. The Directors are also responsible under section 172 of the Companies Act 2006 to promote the success of the Company for the benefit of its members as a whole and in doing so have regard for the needs of wider society and stakeholders, including customers, consistent with the Group’s core and sustainable business objectives. Having taken advice from the Audit and Risk Committee, the Board considers the Annual Report, taken as a whole, is fair, balanced and understandable and that it provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy. Neither the Company nor the Directors accepts any liability to any person in relation to the Annual Report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and schedule 10A of the Financial Services and Markets Act 2000. Disclosure of information to the auditors Having made the requisite enquiries, so far as the Directors are aware, there is no relevant audit information (as defined by section 418(3) of the Companies Act 2006) of which the Company’s auditor is unaware and the Directors have taken all the steps they ought to have taken to make themselves aware of any relevant audit information and to establish that the Company’s auditor is aware of that information. Going concern The Group’s business activities, performance, position, principal risks and uncertainties and the Directors’ assessment of its long term viability are set out on page 61. A range of mitigations for risks faced by the Group are included on pages 110 to 113. In addition, the funding position of the Group is included in “Borrowings” and “Capital and financial risk management” in notes 21 and 22, respectively, to the consolidated financial statements. Notes 21 and 22 include disclosure in relation to the Group’s objectives, policies and processes for managing as well as details regarding its capital, its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk. As noted on page 176, the Group has access to substantial cash and financing facilities. The Group also believes it adequately manages or mitigates its solvency and liquidity risks through two primary processes, described below. Strategic report Governance Financials Other information 108 Vodafone Group Plc  Annual Report on Form 20-F 2021

Business planning process and performance management The Group’s forecasting and planning cycle consists of three in-year forecasts, a budget and a long-range plan. These generate income statement, cash flow and borrowings projections for assessment by Group management and the Board. Each forecast is compared with prior forecasts and actual results so as to identify variances and understand the drivers of the changes and their future impact so as to allow management to take action where appropriate. Additional analysis is undertaken to review and sense check the key assumptions underpinning the forecasts. Cash flow and liquidity reviews The business planning process provides outputs for detailed cash flow and liquidity reviews, to ensure that the Group maintains adequate liquidity throughout the forecast periods. The prime output is a liquidity forecast which is prepared and updated at least on a monthly basis which highlights the extent of the Group’s liquidity based on controlled cash flows and the headroom under the Group’s undrawn revolving credit facility. The key inputs into this forecast are: – – free cash flow forecasts with information taken from the business planning process; – – bond and other debt maturities; and – – expectations for shareholder returns, spectrum auctions and M&A activity. The liquidity forecast is reviewed by the Group Chief Financial Officer and included in each of her reports to the Board. In addition, the Group continues to manage its foreign exchange and interest rate risks within the framework of policies and guidelines authorised and reviewed by the Board, with oversight provided by the Treasury Risk Committee. The Group’s financial performance has been resilient during the COVID-19 pandemic and the ongoing impact has been considered as part of the business planning process and reflected in the Group’s cash flow forecasts. The Directors have also considered sensitivities in respect of potential downside scenarios in concluding that the Group is able to continue in operation for the period to 30 June 2022 from the date of approving the consolidated financial statements. Those sensitivities include the non-refinancing of debt maturities in the assessment period and the repayment of the EIB loans which have covenants. A reverse stress test was also reviewed to understand how severe conditions would have to be to breach liquidity including the required reduction in EBITDA. In addition to the liquidity forecasts, downside scenarios and reverse stress test prepared, the Director’s considered the availability of the Group’s €7.4 billion revolving credit facilities, undrawn as at 31 March 2021. In reaching their conclusion on the going concern assessment, the Directors also considered the findings of the work performed to support the statement on the long-term viability of the Group. As noted on page 61, this included key changes to relevant principal risks in light of global economic and political uncertainty, sensitivity analysis, scenario assessments, and combinations thereof, including that of a longer-term global recession post the COVID-19 pandemic over the viability assessment period. Conclusion Based on the review, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, the Directors continue to adopt the going concern basis in preparing the Annual Report and accounts. Controls over financial reporting Disclosure controls and procedures The Directors, the Chief Executive and the Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures, including those defined in the United States Securities Exchange Act of 1934, Rule 13a–15(e), and, based on that evaluation, have concluded that the disclosure controls and procedures were effective at the end of the period covered by this report. Management’s report on internal control over financial reporting As required by section 404 of the US Sarbanes-Oxley Act, management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. The Group’s internal control over financial reporting includes policies and procedures that: – – pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; – – are designed to provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with International Accounting Standards in conformity with the requirements of the UK Companies Act 2006, IFRS adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union and IFRS as issued by the IASB, and that receipts and expenditures are being made only in accordance with authorisation of management and the Directors of the Company; and – – provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Group’s assets that could have a material effect on the financial statements. Any internal control framework, no matter how well designed, has inherent limitations including the possibility of human error and the circumvention or overriding of the controls and procedures, and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate. Management has assessed the effectiveness of the internal control over financial reporting at 31 March 2021 based on the updated Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’) in 2013. Based on management’s assessment, management has concluded that internal control over financial reporting was effective at 31 March 2021. During the period covered by this document, there were no changes in the Group’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting. The Group’s internal control over financial reporting at 31 March 2021 has been audited by Ernst & Young LLP, an independent registered public accounting firm who also audit the Group’s consolidated financial statements. Their audit report on internal control over financial reporting is on page 120. By Order of the Board /s/ Rosemary Martin Rosemary Martin Group General Counsel and Company Secretary 23 June 2021 109 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Managing our risks During the risk evaluation phase, we assign each of our risks to a category (strategic, technological, operational or financial – see next page) and identify the source of the threat (internal or external). This approach enables a better understanding of how we should treat the risk and ensure the right level of oversight and assurance is provided. The assigned executive risk owners are accountable for confirming adequate controls are in place and that the necessary treatment plans are implemented to bring the risk within an acceptable tolerance. We continue to monitor the status of risk treatment strategies across the year and hold in-depth reviews of our risks. For each of the principal risks, we also develop severe but plausible scenarios which provide additional insights into possible threats and enable a better risk treatment strategy. Scenarios are also used for the purpose of assessing our viability. Read more about our viability statement on page 61 Mitigation activities We have a risk-based approach to managing cyber security. We actively identify risks and threats, design layers of control and implement controls across all parts of the Company. The approach balances controls that prevent the majority of attacks, detect events and respond quickly to reduce harm. Target tolerance Security underpins our company purpose to enable connectivity in society and maintain our customers’ trust. A breach with material adverse customer, reputation, financial or regulatory impact is outside our risk tolerance. We will never be fully immune to cyber-attacks, however, layers of effective controls will reduce the likelihood and impact. Cyber threat and information security Description An external cyber-attack, insider threat or supplier breach could cause service interruption or the loss of confidential data. Cyber threats could lead to major customer, financial, reputational and regulatory impacts. Change in risk profile Risk owner Group Technology Officer Strengthening our framework Over the course of the year, we have: – – Continued to improve our process for the identification and assessment of emerging risks; – – Further enhanced the process of collecting key risk indicators and monitoring early-warning signals in both the internal and external environment; – – Continued to align with the TCFD recommendations for climate- related risks and opportunities; and – – Defined a more dynamic approach to risk identification, assessment and escalation. Risk mitigation Risk profile change Increasing Decreasing Stable Strategic report Governance Financials Other information 110 Vodafone Group Plc  Annual Report on Form 20-F 2021

Mitigation activities Partial mitigation can be achieved through close monitoring of the political situation around key suppliers, engagement with governments, experts and equipment vendors. This enables Vodafone to respond accordingly and to ensure compliance with the latest regulations, economic sanctions and trade rulings. Broader issues of international politics which strongly influence the level of risk are, and will remain, outside Vodafone’s control. Target tolerance The existence of a broader range of scale suppliers of key equipment. A multi-vendor strategy in place across our markets to mitigate against supply chain disruption. Geo-political risk in supply chain Description Our operation is dependent on a wide range of global suppliers. Disruption to our supply chain could mean that we are unable to execute our strategic plans, resulting in increased cost, reduced choice and network quality. Description Adverse political and regulatory measures impacting our strategy could result in increased costs, create a competitive disadvantage or have negative impact on our return on capital employed. Change in risk profile Risk owner Group External Affairs Director Mitigation activities We actively address issues openly with policy makers and regulatory authorities to find mutually acceptable ways forward. As a last resort we uphold our rights through legal means. Target tolerance To have strategies that are based on common objectives with political, policy and regulatory stakeholders to reduce the risk that our business could be undermined by unpredictable and disproportionate political and regulatory environments and interventions. Adverse political and regulatory measures Change in risk profile Risk owner Group External Affairs Director and Chief Financial Officer Mitigation activities We have specialist teams executing and monitoring our organisational transformation and portfolio activities. We also have robust governance structures in place to protect the Group’s interests. Target tolerance We are executing our programmes effectively to maximise synergies/benefits realisation; optimising cost and increasing speed of delivery, while ensuring our core organisation and cultural values remains safeguarded throughout. Strategic transformation Description Failure to execute our strategy as described on pages 18 to 20 including on organisational transformation and portfolio activity (such as integrations, mergers or separations) could result in loss of business value and additional cost. Change in risk profile Risk owner Group Technology Officer and Group Chief Commercial Officer 111 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Mitigation activities We have a relatively resilient business model. Our offers are competitive in the markets in which we operate. We are supporting our business customers’ efficiencies through our innovative products. We have a long average life of debt which minimises refinancing requirements, and the vast majority of our interest costs are fixed. Target tolerance Conservative management of the balance sheet to avoid potential consequences of unstable economic conditions. Access to sufficient liquidity at favourable terms. Mitigation activities Unique recovery targets are set for critical assets to limit the impact of service outages. A global policy supports these targets with requisite controls to provide effective resilience. Target tolerance Our customer promise is based on reliable availability of our network; therefore, the recovery of key mobile, fixed, IT services and platforms must be fast and robust. Global economic disruption Technology failures Market disruption Description New telecoms entering the market could lead to significant price competition and lower margins. Description A global economic crisis could result in reduced telco spend from businesses and consumers, as well as limit our access to financial markets and availability of liquidity, increasing our cost of capital and limiting debt financing options. Description Network, system or platform outages resulting from internal or external events could lead to reduced customer satisfaction, reputational damage and/or regulatory penalties. Change in risk profile Risk owner Group Chief Commercial Officer Change in risk profile Risk owner Chief Financial Officer Change in risk profile Risk owner Group Technology Officer Mitigation activities We closely monitor the competitive environment in all markets and react appropriately to both consumer and business needs. We have launched ‘second’ brands in a number of markets to compete more effectively and efficiently in the value segment. Alongside our speed-tiered, unlimited data plans, we are now competing effectively across all segments of the markets in which we operate. Additionally, we evolve our offers and adopt agile commercial models to mitigate competitive risks using simple, targeted offers, smart pricing models and differentiated customer experience. Target tolerance Our tolerance focus is on the loss of market value or market share or margin resulting from competitor pricing or new market entrants. Risk mitigation (continued) Risk profile change Increasing Decreasing Stable Strategic report Governance Financials Other information 112 Vodafone Group Plc  Annual Report on Form 20-F 2021

Disintermediation and failure to innovate Legal and regulatory compliance Description Failure in product innovation or ineffective response to threats from emerging technology or disruptive business models could lead to a loss of customer relevance, market share and new/existing revenue streams. Description Failure to comply with laws and regulations could lead to a loss of trust, financial penalties and/or suspension of our licence to operate. Change in risk profile Risk owner Group Chief Commercial Officer Change in risk profile Risk owner Group General Counsel and Company Secretary Mitigation activities We continually strive to introduce innovative propositions and services, which enable us to deepen customer engagement. We are focused on simplifying our product portfolio, improving our operating model and processes, and accelerating our digital transformation, in order to offer the best customer experience. Target tolerance Offer a superior customer experience and continually improve our offering through a wide range of innovative products and services. We also develop innovative new products and explore new growth areas to continue to meet our customers’ needs. Mitigation activities We have subject matter experts and a robust policy and control compliance framework. We train our employees in ‘Doing What’s Right’. These training and awareness programmes set out our ethical culture across the organisation and assist employees to understand their role in ensuring compliance. Target tolerance We seek to comply with all applicable laws and regulations in all our markets. Mitigation activities Through the assessment of the design and operating effectiveness of the controls, we identify the relevant risks for the IT programmes to determine whether they are being effectively mitigated. Where gaps are identified, recommendations for mitigation are raised and followed up to make sure programmes are effectively de-risked. Target tolerance Deliver IT transformation programmes with the correct mix of efficient systems, relevant skills and digital expertise in alignment with the original planned spend, timelines and business benefits. IT transformation Description Failure to design and execute IT transformation of our legacy estate could lead to business loss, customer dissatisfaction or reputational exposure. Change in risk profile Risk owner Group Technology Officer 113 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

This page is intentionally left blank Strategic report Governance Financials Other information 114 Vodafone Group Plc Annual Report on Form 20-F 2021

This page is intentionally left blank 115 Vodafone Group Plc Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Report of Independent Registered Public Accounting Firm To the Board of Directors and Shareholders of Vodafone Group Plc Opinion on the Financial Statements We have audited the Consolidated income statement, Consolidated statement of comprehensive income, the Consolidated statement of changes in equity and the Consolidated statement of cash flows of Vodafone Group Plc and its subsidiaries (the “Company”) for the year ended 31 March 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended 31 March 2019 in accordance with International Accounting Standards in conformity with the requirements of the UK Companies Act 2006, as prepared in accordance with International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union, and as prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion. PricewaterhouseCoopers LLP London, United Kingdom 7 June 2019 We served as the Company’s auditor from 2014 to 2019. Strategic report Governance Financials Other information 116 Vodafone Group Plc  Annual Report on Form 20-F 2021

To the Shareholders and the Board of Directors of Vodafone Group Plc Opinion on the Financial Statements We have audited the accompanying consolidated statements of financial position of Vodafone Group Plc (the Group) as of 31 March 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended 31 March 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at 31 March 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended 31 March 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of 31 March 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (2013 framework) and our report dated 23 June 2021 expressed an unqualified opinion thereon. Adoption of New Accounting Standard As discussed in Note 20 to the consolidated financial statements, the Group changed its method of accounting for leases in 2019 due to the adoption of IFRS 16, Leases. Basis for Opinion These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Carrying value of goodwill Description of the matter As more fully described in Note 4 to the consolidated financial statements, in accordance with IAS 36 Impairment of Assets the Group calculates the value in use (‘VIU’) for cash generating units (‘CGUs’) to determine whether an adjustment to the carrying value of the CGU, and therefore, goodwill, is required. As of 31 March 2021, the Group has recorded €31,731 million of goodwill, and recognised no impairment losses for the year then ended. The Group’s assessment of the VIU of its CGUs involves estimation and judgement about the future performance of the local market businesses. In particular, the determination of the VIUs was sensitive to the significant assumptions of projected adjusted EBITDA growth, long-term growth rates, and discount rates. Auditing the Group’s annual impairment test was complex and involved significant auditor judgement, given the estimation uncertainty related to the significant assumptions described above used in the VIU models and the sensitivity of certain VIU models to fluctuations in those assumptions. In addition, as part of the carve out of the Vantage Towers during the year, the Group allocated goodwill on a relative values basis to the Vantage Towers CGUs. How we addressed the matter in our audit We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Group’s goodwill impairment review process. This included testing management’s controls over the significant assumptions, including projected adjusted EBITDA growth, long-term growth rates, and discount rates, as well as controls over the allocation of goodwill to the newly created Vantage Tower CGUs. To test the determination of the VIU of the Group’s CGUs, we performed audit procedures that included, among others, evaluating the CGUs identified and testing the allocation of assets and liabilities against the carrying value of each CGU. Report of Independent Registered Public Accounting Firm 117 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Report of Independent Registered Public Accounting Firm (continued) How we addressed the matter in our audit continued To test the goodwill allocated to the newly created Vantage Towers CGUs, our procedures included, among others, assessing the goodwill balances identified and their relevance to the tower assets included in the new Vantage Towers CGUs. With the support of valuation specialists, we tested the methodology and inputs utilised to perform the allocation exercise on a relative basis, for consistency with the requirements of IAS 36. For the annual impairment assessment as at 31 March 2021 we also tested, with the help of a valuation specialist, the methodology applied in the VIU models, as compared to the requirements of IAS 36, including the mathematical accuracy of management’s VIU models. We performed procedures to test the significant assumptions used in the VIU models, which included evaluating projected adjusted EBITDA growth, by comparing underlying assumptions to external data such as economic and industry forecasts for the relevant markets and for consistency with findings from other areas of our audit. With the assistance of a valuation specialist, we compared long-term growth rates and discount rates against EY independently determined ranges and performed sensitivity analyses on certain assumptions in the VIU models, to evaluate the parameters that, should they arise, would cause an impairment of the CGU or would indicate additional disclosures were appropriate. For each CGU we also compared the cash flow projections used in the VIU models to the information approved by the Group’s Board of Directors and evaluated the historical accuracy of management’s business plans, comparing prior year forecasts to actual results in the current period, which underpin the VIU models. We also assessed the adequacy of the related disclosures provided in Note 4 of the consolidated financial statements against the requirements of IAS 36. Revenue Recognition Description of the matter As more fully described in Note 2, Note 14 and Note 15 to the consolidated financial statements, the Group reported revenue of €43,809 million, contract assets of €3,566 million and contract liabilities of €2,490 million as at, and for the year ended, 31 March 2021. Management records revenue according to the principles of IFRS 15, Revenue from Contracts with Customers, including following the 5-step model therein. Under IFRS 15, management must determine if there are separate performance obligations for the services and goods it provides to customers and assign values thereto, based on the selling prices of goods or services in separate transactions under similar conditions to similar customers (the “stand-alone selling price”). Determining the stand-alone selling price and therefore the allocation of revenue to the different performance obligations, which impacts timing of the related revenue recognition, is complex and judgemental, particularly on new product offerings and non-standard enterprise contracts. In addition, auditing the revenue recorded by the Group is complex due to the multiple IT systems and tools utilised in the initiation, processing and recording of transactions, which includes a high volume of individually low monetary value transactions. Furthermore, judgement was required to determine the audit approach to evaluate the relevant data that was captured and aggregated, and to assess the sufficiency of the audit evidence obtained. Complex auditor judgment and IT professionals were utilised in the design of the audit approach and testing of IT systems and automated processes to recognise revenue in accordance with IFRS 15. How we addressed the matter in our audit We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Group’s revenue recognition process, which includes management’s review of contracts, their identification of performance obligations, the estimation of the relative standalone selling price for each performance obligation, and the determination of the timing of revenue recorded. We also evaluated the design and tested the operating effectiveness of controls over the processing of billing data, assisted by our IT professionals. We evaluated management’s accounting policies and the methodology used by management to determine the standalone selling price, where relevant. We corroborated the standalone selling price allocated to individual elements of bundled contracts, including to observable market pricing, where available. In addition, our audit procedures included, on a sample basis, reperforming billing data to general ledger end-to-end reconciliations, which included validating the accuracy of the data inputs to underlying source documentation including contractual agreements, where relevant; testing the mathematical accuracy and completeness of the reconciliations and any material reconciling items, including significant revenue postings outside of the billing systems; and recalculating the revenue recognised to evaluate that the processing of the revenue recognition by the Company’s IT systems and automated processes was materially correct. We also assessed the adequacy of the Group’s disclosures in relation to the accounting policies on revenue recognition and IFRS 15. Strategic report Governance Financials Other information 118 Vodafone Group Plc  Annual Report on Form 20-F 2021

Deferred Tax Asset Description of the matter As more fully described in Note 6 to the consolidated financial statements, the Group recognises deferred tax assets in accordance with IAS 12, Income Taxes, based on their estimated recoverability and whether management judges that it is probable that there will be sufficient and suitable taxable profits in the relevant legal entity or tax group against which to utilise the assets in the future. Deferred tax assets in Luxembourg of €17,394 million have been recognised in respect of losses, as management concluded it is probable that the Luxembourg entities will continue to generate taxable profits in the future against which they can utilise these assets. Management estimates that the losses will be utilised over a period of between 59 - 62 years. Auditing the Group’s recognition and recoverability of deferred tax assets in Luxembourg involves judgements and estimation uncertainty in relation to both the availability of future taxable profits and the period of time over which these assets will be utilised. How we addressed the matter in our audit We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls around the recognition of deferred tax assets in Luxembourg, including the calculation of the gross amount of deferred tax assets recorded, the preparation of the prospective financial information used to determine the Luxembourg entities’ future taxable income, the future reversal of any existing taxable temporary differences, and management’s identification and use of available commercial strategies. To test the realisability of the deferred tax assets in Luxembourg, with the support of tax professionals, our audit procedures included, among others, validating the existence of available losses, including the impact of current year taxable profits resulting from procurement, roaming and finance income and from the reversal of previously recognised impairments within the local statutory financial statements. Our procedures also included evaluating management’s position on the recoverability of the losses with respect to local tax law and tax planning strategies adopted. We tested the reasonableness of the forecasted procurement and roaming taxable profits utilised in management’s realisability assessment by comparing to historical actual profits and with evidence obtained from other areas of our audit. To evaluate the forecast finance income our procedures included comparing future interest rates utilised in the forecasts to relevant external benchmarks and the assumed reductions in intergroup debt for consistency with our understanding of relevant guidance in respect of transfer pricing of financial transactions. We assessed whether evidence exists that is contrary to management’s stated intention that the financing structures will remain in place or that indicates it is not probable that sufficient future taxable profits will exist. We also assessed the adequacy of the disclosures in Note 6 of the consolidated financial statements, in respect of the Luxembourg deferred tax assets, against the requirements of IAS 12. /s/ Ernst & Young LLP We have served as the Group’s auditor since 2019. London, United Kingdom 23 June 2021 119 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Report of Independent Registered Public Accounting Firm To the Shareholders and the Board of Directors of Vodafone Group Plc Opinion on Internal Control Over Financial Reporting We have audited Vodafone Group Plc’s (the Group) internal control over financial reporting as of 31 March 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Vodafone Group Plc maintained, in all material respects, effective internal control over financial reporting as of 31 March 2021, based on the COSO criteria. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of 31 March 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended 31 March 2021 and the related notes and our report dated 23 June 2021, expressed an unqualified opinion thereon. Basis for Opinion The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s report on Internal control over financial reporting on page 109. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ Ernst & Young LLP London, United Kingdom 23 June 2021 Strategic report Governance Financials Other information 120 Vodafone Group Plc  Annual Report on Form 20-F 2021

Consolidated income statement for the years ended 31 March 2021 2020 2019 Note €m €m €m Revenue 2 43,809 44,974 43,666 Cost of sales (30,086) (30,682) (30,160) Gross profit 13,723 14,292 13,506 Selling and distribution expenses (3,522) (3,814) (3,891) Administrative expenses (5,350) (5,810) (5,410) Net credit losses on financial assets 22 (664) (660) (575) Share of results of equity accounted associates and joint ventures 12 342 (2,505) (908) Impairment loss 4 – (1,685) (3,525) Other income/(expense) 3 568 4,281 (148) Operating profit/(loss) 3 5,097 4,099 (951) Non-operating expense – (3) (7) Investment income 5 330 248 433 Financing costs 5 (1,027) (3,549) (2,088) Profit/(loss) before taxation 4,400 795 (2,613) Income tax expense 6 (3,864) (1,250) (1,496) Profit/(loss) for the financial year from continuing operations 536 (455) (4,109) Loss for the financial year from discontinued operations 7 – – (3,535) Profit/(loss) for the financial year 536 (455) (7,644) Attributable to: – Owners of the parent 112 (920) (8,020) – Non-controlling interests 424 465 376 Profit/(loss) for the financial year 536 (455) (7,644) Earnings/(loss) per share From continuing operations: – Basic 8 0.38c (3.13)c (16.25)c – Diluted 8 0.38c (3.13)c (16.25)c Total Group: – Basic 8 0.38c (3.13)c (29.05)c – Diluted 8 0.38c (3.13)c (29.05)c Consolidated statement of comprehensive income for the years ended 31 March 2021 2020 2019 Note €m €m €m Profit/(loss) for the financial year: 536 (455) (7,644) Other comprehensive income/(expense): Items that may be reclassified to the income statement in subsequent years: Foreign exchange translation differences, net of tax 133 (982) (533) Foreign exchange translation differences transferred to the income statement (17) (36) 2,079 Other, net of tax1 (3,743) 3,066 243 Total items that may be reclassified to the income statement in subsequent years (3,627) 2,048 1,789 Items that will not be reclassified to the income statement in subsequent years: Net actuarial (losses)/gains on defined benefit pension schemes, net of tax 25 (555) 526 (33) Total items that will not be reclassified to the income statement in subsequent years (555) 526 (33) Other comprehensive (expense)/income (4,182) 2,574 1,756 Total comprehensive (expense)/income for the financial year (3,646) 2,119 (5,888) Attributable to: – Owners of the parent (4,069) 1,696 (6,333) – Non-controlling interests 423 423 445 (3,646) 2,119 (5,888) Note: 1 Principally includes the impact of the Group’s cash flow hedges deferred to other comprehensive income during the year. Further details on items in the Consolidated statement of comprehensive income can be found in the consolidated statement of changes in equity on page 123. 121 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

122 Vodafone Group Plc
Annual Report on Form 20-F 2021
Strategic report | Governance | Financials | Other information

Consolidated statement of financial position

at 31 March

	Note	31 March 2021 €m	31 March 2020 Re-presented[1] €m
Non-current assets			
Goodwill	10	31,731	31,378
Other intangible assets	10	21,818	22,631
Property, plant and equipment	11	41,243	40,113
Investments in associates and joint ventures	12	4,670	5,831
Other investments	13	925	792
Deferred tax assets	6	21,569	23,606
Post employment benefits	25	60	590
Trade and other receivables	14	4,777	10,393
		126,793	**135,334**
Current assets			
Inventory		676	598
Taxation recoverable		434	278
Trade and other receivables	14	10,923	11,724
Other investments	13	9,159	7,089
Cash and cash equivalents	19	5,821	13,557
		27,013	**33,246**
Assets held for sale	7	1,257	(412)
Total assets		**155,063**	**168,168**
Equity			
Called up share capital	17	4,797	4,797
Additional paid-in capital		150,812	152,629
Treasury shares		(6,172)	(7,802)
Accumulated losses		(121,587)	(120,349)
Accumulated other comprehensive income		27,954	32,135
Total attributable to owners of the parent		**55,804**	**61,410**
Non-controlling interests		2,012	1,215
Total equity		**57,816**	**62,625**
Non-current liabilities			
Borrowings	21	59,272	62,949
Deferred tax liabilities	6	2,095	2,103
Post employment benefits	25	513	438
Provisions	16	1,747	1,479
Trade and other payables	15	4,909	5,189
		68,536	**72,158**
Current liabilities			
Borrowings	21	8,488	11,976
Financial liabilities under put option arrangements	22	492	1,850
Taxation liabilities		769	787
Provisions	16	892	1,053
Trade and other payables	15	18,070	17,719
		28,711	**33,385**
Total equity and liabilities		**155,063**	**168,168**

Note:
1 In the Annual Report for the year ended 31 March 2020, the Group's 55% interest in Vodafone Egypt was presented within assets and liabilities held for sale following the announcement on 29 January 2020 that the Group had signed a memorandum of understanding to sell its interest to Saudi Telecom. On 21 December 2020, the Group announced that its discussions with Saudi Telecom had ended and the memorandum of understanding had been terminated. Consequently, the balances as at 31 March 2020 have been re-presented to reflect that Vodafone Egypt is no longer held for sale. There is no impact on Total assets and Total equity and liabilities, although certain classifications have changed. This is explained in Note 7.

The consolidated financial statements on pages 121 to 208 were approved by the Board of Directors and authorised for issue on 23 June 2021 and were signed on its behalf by:

/s/ Nick Read
Nick Read
Chief Executive

/s/ Margherita Della Valle
Margherita Della Valle
Chief Financial Officer

123 Vodafone Group Plc
Annual Report on Form 20-F 2021 | Strategic report | Governance | Financials | Other information

Consolidated statement of changes in equity

for the years ended 31 March

					Accumulated other comprehensive income						
	Share capital[1] €m	Additional paid-in capital[2] €m	Treasury shares €m	Accumulated losses €m	Currency reserve[3] €m	Pensions reserve €m	Revaluation surplus[4] €m	Other[5] €m	Equity attributable to owners €m	Non-controlling interests €m	Total equity €m
1 April 2018	**4,796**	**150,197**	**(8,463)**	**(104,462)**	**27,807**	**(1,172)**	**1,227**	**(30)**	**69,900**	**1,043**	**70,943**
Issue or reissue of shares[6]	–	(1,741)	1,834	(92)	–	–	–	–	1	–	1
Share-based payments	–	199	–	–	–	–	–	–	199	34	233
Issue of mandatory convertible bonds[7]	–	3,848	–	–	–	–	–	–	3,848	–	3,848
Transactions with non-controlling interests ('NCI') in subsidiaries	–	–	–	(129)	–	–	–	–	(129)	307	178
Dividends	–	–	–	(4,022)	–	–	–	–	(4,022)	(602)	(4,624)
Comprehensive (expense)/income	–	–	–	(8,020)	1,477	(33)	–	243	(6,333)	445	(5,888)
(Loss)/profit	–	–	–	(8,020)	–	–	–	–	(8,020)	376	(7,644)
Other comprehensive income ('OCI') - before tax	–	–	–	–	(594)	(33)	–	290	(337)	73	(264)
OCI - taxes	–	–	–	–	(8)	–	–	(47)	(55)	(4)	(59)
Transfer to the income statement	–	–	–	–	2,079	–	–	–	2,079	–	2,079
Purchase of treasury shares[8]	–	–	(1,246)	–	–	–	–	–	(1,246)	–	(1,246)
31 March 2019 as reported	**4,796**	**152,503**	**(7,875)**	**(116,725)**	**29,284**	**(1,205)**	**1,227**	**213**	**62,218**	**1,227**	**63,445**
Adoption of IFRS 16[9]	–	–	–	(261)	–	–	–	–	(261)	4	(257)
1 April 2019 brought forward	**4,796**	**152,503**	**(7,875)**	**(116,986)**	**29,284**	**(1,205)**	**1,227**	**213**	**61,957**	**1,231**	**63,188**
Issue or reissue of shares	1	1	73	(68)	–	–	–	–	7	–	7
Share-based payments	–	125	–	–	–	–	–	–	125	11	136
Transactions with NCI in subsidiaries	–	–	–	(58)	–	–	–	–	(58)	(102)	(160)
Dividends	–	–	–	(2,317)	–	–	–	–	(2,317)	(348)	(2,665)
Comprehensive (expense)/income	–	–	–	(920)	(976)	526	–	3,066	1,696	423	2,119
(Loss)/profit	–	–	–	(920)	–	–	–	–	(920)	465	(455)
OCI - before tax	–	–	–	–	(951)	640	–	3,771	3,460	(46)	3,414
OCI - taxes	–	–	–	–	19	(114)	–	(705)	(800)	(4)	(804)
Transfer to the income statement	–	–	–	–	(44)	–	–	–	(44)	8	(36)
31 March 2020	**4,797**	**152,629**	**(7,802)**	**(120,349)**	**28,308**	**(679)**	**1,227**	**3,279**	**61,410**	**1,215**	**62,625**
Issue or reissue of shares[6]	–	(1,943)	2,033	(87)	–	–	–	–	3	–	3
Share-based payments	–	126	–	–	–	–	–	–	126	10	136
Transactions with NCI in subsidiaries[10]	–	–	–	1,149	–	–	–	–	1,149	748	1,897
Dividends	–	–	–	(2,412)	–	–	–	–	(2,412)	(384)	(2,796)
Comprehensive income/(expense)	–	–	–	112	117	(555)	–	(3,743)	(4,069)	423	(3,646)
Profit	–	–	–	112	–	–	–	–	112	424	536
OCI - before tax	–	–	–	–	124	(686)	–	(4,630)	(5,192)	–	(5,192)
OCI - taxes	–	–	–	–	6	131	–	887	1,024	3	1,027
Transfer to the income statement	–	–	–	–	(13)	–	–	–	(13)	(4)	(17)
Purchase of treasury shares[11]	–	–	(403)	–	–	–	–	–	(403)	–	(403)
31 March 2021	**4.797**	**150.812**	**(6.172)**	**(121.587)**	**28.425**	**(1.234)**	**1.227**	**(464)**	**55.804**	**2.012**	**57.816**

Notes:
1 See note 17 "Called up share capital".
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
4 The revaluation surplus derives from acquisitions of subsidiaries made before the Group's adoption of IFRS 3 (Revised) on 1 April 2010 and comprises the amounts arising from recognising the Group's pre-existing equity interest in the acquired subsidiary at fair value.
5 Principally includes the impact of the Group's cash flow hedges with €5,892 million net loss deferred to other comprehensive income during the year (2020: €4,113 million net gain; 2019: €1,555 million net gain) and €1,226 million net loss (2020: €408 million net gain; 2019: €1,279 million net gain) recycled to the income statement. These hedges primarily relate to foreign exchange exposure on fixed borrowings, with any foreign exchange on nominal balances directly impacting income statement in each period but interest cash flows unwinding to the income statement over the life of the hedges (up to 2059). See note 22 "Capital and financial risk management" for further details.
6 Movements include the re-issue of 799.1 million shares (€1,742 million) in February 2019 to satisfy the second tranche of the Mandatory Convertible Bond issued in February 2016 and the re-issue of 1,426.8 million shares (€1,944 million) in March 2021 to satisfy the first tranche of the Mandatory Convertible Bond issued in March 2019.
7 Includes the equity component of the subordinated mandatory convertible bonds which were compound instruments issued in the year ended 31 March 2019.
8 Represents the irrevocable and non-discretionary share buyback programme announced on 28 January 2019.
9 Impact on adoption of IFRS 16 on 1 April 2019.
10 Principally relates to the IPO of Vantage Towers AG, see note 27 for details.
11 Represents the irrevocable and non-discretionary share buyback programme announced on 19 March 2021.

124 Vodafone Group Plc
Annual Report on Form 20-F 2021 | Strategic report | Governance | Financials | Other information

Consolidated statement of cash flows

for the years ended 31 March

	Note	2021 €m	2020 €m	2019 €m
Inflow from operating activities	18	**17,215**	**17,379**	**12,980**
Cash flows from investing activities				
Purchase of interests in subsidiaries, net of cash acquired	27	(136)	(10,295)	(87)
Purchase of interests in associates and joint ventures	12	(13)	(1,424)	–
Purchase of intangible assets		(3,227)	(2,423)	(3,098)
Purchase of property, plant and equipment		(5,413)	(5,182)	(5,053)
Purchase of investments	13	(3,726)	(1,832)	(3,629)
Disposal of interests in subsidiaries, net of cash disposed	27	157	4,427	(412)
Disposal of interests in associates and joint ventures		420	–	–
Disposal of property, plant and equipment and intangible assets		43	61	45
Disposal of investments		1,704	7,792	2,269
Dividends received from associates and joint ventures		628	417	498
Interest received		301	371	622
Cash flows from discontinued operations		–	–	(372)
Outflow from investing activities		**(9,262)**	**(8,088)**	**(9,217)**
Cash flows from financing activities				
Proceeds from issue of long-term borrowings		4,359	9,933	14,681
Repayment of borrowings		(12,237)	(16,028)	(6,180)
Net movement in short-term borrowings		(2,791)	2,488	(497)
Net movement in derivatives		279	98	(44)
Interest paid[1]		(2,152)	(2,284)	(1,297)
Payments for settlement of written put options[2]		(1,482)	–	–
Purchase of treasury shares		(62)	(821)	(475)
Issue of ordinary share capital and reissue of treasury shares	17	5	7	7
Issue of subordinated mandatory convertible bonds[3]		–	–	3,848
Equity dividends paid	9	(2,427)	(2,296)	(4,064)
Dividends paid to non-controlling shareholders in subsidiaries		(391)	(348)	(584)
Other transactions with non-controlling shareholders in subsidiaries	27	1,663	(160)	(221)
Other movements with associates and joint ventures		40	59	42
Cash flows from discontinued operations		–	–	(779)
(Outflow)/inflow from financing activities		**(15,196)**	**(9,352)**	**4,437**
Net cash (outflow)/inflow		**(7,243)**	**(61)**	**8,200**
Cash and cash equivalents at beginning of the financial year	19	13,288	13,605	5,394
Exchange (loss)/gain on cash and cash equivalents		(255)	(256)	11
Cash and cash equivalents at end of the financial year	19	**5,790**	**13,288**	**13,605**

Notes:
1 Amount for 2021 includes €9 million (2020: €273 million outflow; 2019: €131 million outflow) of cash inflow on derivative financial instruments for the share buyback related to maturing tranches of mandatory convertible bonds.
2 Reflects the settlement of a tender offer made to other shareholders of Kabel Deutschland Holding AG.
3 See note 21 "Borrowings" for further details.

125 Vodafone Group Plc
Annual Report on Form 20-F 2021
Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements

1. Basis of preparation

This section describes the critical accounting judgements and estimates that management has identified as having a potentially material impact on the Group's consolidated financial statements and sets out our significant accounting policies that relate to the financial statements as a whole. Where an accounting policy is generally applicable to a specific note to the financial statements, the policy is described within that note. We have also detailed below the new accounting pronouncements that we will adopt in future years and our current view of the impact they will have on our financial reporting.

The consolidated financial statements are prepared in accordance with International Accounting Standards in conformity with the requirements of the UK companies Act 2006 ('the Act'), International Financial Reporting Standards ("IFRS") adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union and IFRS as issued by the International Accounting Standards Board (IASB). The consolidated financial statements are prepared on a going concern basis (see page 109).

Vodafone Group Plc is incorporated and domiciled in England and Wales (registration number 1833679). The registered address of the Company is Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, England.

IFRS requires the Directors to adopt accounting policies that are the most appropriate to the Group's circumstances. These have been applied consistently to all the years presented, unless otherwise stated. In determining and applying accounting policies, Directors and management are required to make judgements and estimates in respect of items where the choice of specific policy, accounting judgement, estimate or assumption to be followed could materially affect the Group's reported financial position, results or cash flows and disclosure of contingent assets or liabilities during the reporting period; it may later be determined that a different choice may have been more appropriate.

The Group's critical accounting judgements and key sources of estimation uncertainty are detailed below. Actual outcomes could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period; they are recognised in the period of the revision and future periods if the revision affects both current and future periods.

Management regularly reviews, and revises as necessary, the accounting judgements that significantly impact the amounts recognised in the financial statements and the estimates that are considered to be "critical estimates" due to their potential to give rise to material adjustments in the Group's financial statements in the year to 31 March 2022. As at 31 March 2021, management has identified critical judgements in respect of revenue recognition, lease accounting, valuing assets and liabilities acquired in business combinations, the accounting for tax disputes in India, the classification of joint arrangements and whether to recognise provisions or to disclose contingent liabilities. In addition, management has identified critical accounting estimates in relation to the recovery of deferred tax assets, post employment benefits and impairments; estimates have also been identified that are not considered to be critical in respect of the allocation of revenue to goods and services, the useful economic lives of finite lived intangibles and property, plant and equipment.

The majority of the Group's provisions are either long-term in nature (such as asset retirement obligations) or relate to shorter-term liabilities (such as those relating to restructuring and property) where there is not considered to be a significant risk of material adjustment in the next financial year. Critical judgements exercised in respect of tax disputes in India, include the cases relating to our acquisition of Hutchison Essar Limited (Vodafone India).

These critical accounting judgements, estimates and related disclosures have been discussed with the Group's Audit and Risk Committee.

Critical accounting judgements and key sources of estimation uncertainty

Revenue recognition

Revenue recognition under IFRS 15 necessitates the collation and processing of very large amounts of data and the use of management judgements and estimates to produce financial information. The most significant accounting judgements and source of estimation uncertainty are disclosed below.

Gross versus net presentation

If the Group has control of goods or services when they are delivered to a customer, then the Group is the principal in the sale to the customer; otherwise the Group is acting as an agent. Whether the Group is considered to be the principal or an agent in the transaction depends on analysis by management of both the legal form and substance of the agreement between the Group and its business partners; such judgements impact the amount of reported revenue and operating expenses (see note 2 "Revenue disaggregation and segmental analysis") but do not impact reported assets, liabilities or cash flows. Scenarios requiring judgement to determine whether the Group is a principal or an agent include, for example, those where the Group delivers third-party branded services (such as premium music or TV content) to customers.

otes to the consoliate inancial statements (continue) Allocation o revenue to oos an services provie to customers Revenue is reconise hen oos an services are elivere to customers (see note “Revenue isareation an semental analysis”). Goos an services may e elivere to a customer at ierent times uner the same contract, hence it is necessary to allocate the amount payale y the customer eteen oos an services on a ‘relative stanalone sellin price basis’; this reuires the ientiication o perormance oliations (‘obligations’) an the etermination o stanalone sellin prices or the ientiie oliations he etermination o oliations is, or the primary oos an services sol y the Group, not consiere to e a critical accountin uement the Group’s policy on ientiyin oliations is isclose in note “Revenue isareation an semental analysis”. he etermination o stanalone sellin prices or ientiie oliations is iscusse elo It is necessary to estimate the stanalone price hen the Group oes not sell euivalent oos or services in similar circumstances on a stanalone asis hen estimatin the stanalone price the Group maimises the use o eternal inputs methos or estimatin stanalone prices inclue eterminin the stanalone price o similar oos an services sol y the Group, oservin the stanalone prices or similar oos an services hen sol y thir parties or usin a costplus reasonale marin approach (hich is sometimes the case or evices an other euipment) here it is not possile to relialy estimate stanalone prices ue to a lac o oservale stanalone sales or hihly variale pricin, hich is sometimes the case or services, the stanalone price o an oliation may e etermine as the transaction price less the stanalone prices o other oliations in the contract he stanalone price etermine or oliations materially impacts the allocation o revenue eteen oliations an impacts the timin o revenue hen oliations are provie to customers at ierent times – or eample, the allocation o revenue eteen evices, hich are usually elivere upront, an services hich are typically elivere over the contract perio oever, there is not consiere to e a siniicant ris o material austment to the carryin value o contractrelate assets or liailities in the months ater the alance sheet ate i these estimates ere revise ease accountin uner IFRS is comple an necessitates the collation an processin o very lare amounts o ata an the increase use o manaement uements an estimates to prouce inancial inormation he most siniicant accountin uements are isclose elo ease ientiication hether the arranement is consiere a lease or a service contract epens on the analysis y manaement o oth the leal orm an sustance o the arranement eteen the Group an the counterparty to etermine i control o an ientiie asset has een passe eteen the parties i not, the arranement is a service arranement ontrol eists i the Group otains sustantially all o the economic eneit rom the use o the asset, an has the aility to irect its use, or a perio o time An ientiie asset eists here an areement eplicitly or implicitly ientiies an asset or a physically istinct portion o an asset hich the lessor has no sustantive riht to sustitute he scenarios reuirin the reatest uement inclue those here the arranement is or the use o ire or other ie telecommunication lines Generally, here the Group has eclusive use o a physical line it is etermine that the Group can also irect the use o the line an thereore leases ill e reconise here the Group provies access to ire or other ie telecommunication lines to another operator on a holesale asis the arranement ill enerally e ientiie as a lease, hereas hen the Group provies ie line services to an enuser, enerally control over such lines is not passe to the enuser an a lease is not ientiie he impact o eterminin hether an areement is a lease or a service epens on hether the Group is a potential lessee or lessor in the arranement an, here the Group is a lessor, hether the arranement is classiie as an operatin or inance lease he impacts or each scenario are escrie elo here the Group is potentially A lessee he uement impacts the nature an timin o oth costs an reporte assets an liailities A lease results in an asset an a liaility ein reporte an epreciation an interest ein reconise the interest chare ill ecrease over the lie o the lease A service contract results in operatin epenses ein reconise evenly over the lie o the contract an no assets or liailities ein recore (other than trae payales, prepayments an accruals) An operatin lessor he uement impacts the nature o income reconise An operatin lease results in lease income ein reconise hilst a service contract results in service revenue oth are reconise evenly over the lie o the contract A inance lessor he uement impacts the nature an timin o oth income an reporte assets A inance lease results in the lease income ein reconise at commencement o the lease an an asset (the net investment in the lease) ein recore ease term here leases inclue aitional optional perios ater an initial lease term, siniicant uement is reuire in eterminin hether these optional perios shoul e inclue hen eterminin the lease term he impact o this uement is siniicantly reater here the Group is a lessee As a lessee, optional perios are inclue in the lease term i the Group is reasonaly certain it ill eercise an etension option or ill not eercise a termination option this epens on an analysis y manaement o all relevant acts an circumstances incluin the lease asset’s nature an purpose, the economic an practical potential or replacin the asset an any plans that the Group has in place or the uture use o the asset here a lease asset is hihly customise (either hen initially provie or as a result o leasehol improvements) or it is impractical or uneconomic to replace then the Group is more liely to ue that lease etension options are reasonaly certain to e eercise he value o the rihtouse asset an lease liaility ill e reater hen etension options are inclue in the lease term he normal approach aopte or lease term y asset class is escrie elo Notes to the consolidated financial statements (continued) Strategic report Governance Financials Other information 126 Vodafone Group Plc  Annual Report on Form 20-F 2021

127 Vodafone Group Plc
Annual Report on Form 20-F 2021 | Strategic report | Governance | Financials | Other information

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
- The customer service agreement length for leases of local loop connections or other assets required to provide fixed line services to individual customers; and
- Where there are contractual agreements to provide services using leased assets, the lease term for these assets is generally set in accordance with the above principles or for the lease term required to provide the services for the agreed service period, if longer.

In most instances the Group has options to renew or extend leases for additional periods after the end of the lease term which are assessed using the criteria above.

Lease terms are reassessed if a significant event or change in circumstances occurs relating to the leased assets that is within the control of the Group; such changes usually relate to commercial agreements entered into by the Group, or business decisions made by the Group. Where such changes change the Group's assessment of whether it is reasonably certain to exercise options to extend, or not terminate leases, then the lease term is reassessed and the lease liability is remeasured, which in most cases will increase the lease liability.

Taxation

The Group's tax charge on ordinary activities is the sum of the total current and deferred tax charges. The calculation of the Group's total tax charge involves estimation and judgement in respect of certain matters, being principally:

Recognition of deferred tax assets

Significant items on which the Group has exercised accounting estimation and judgement include the recognition of deferred tax assets in respect of losses in Luxembourg, Germany and Spain as well as capital allowances in the United Kingdom. The recognition of deferred tax assets, particularly in respect of tax losses, is based upon whether management judge that it is probable that there will be sufficient and suitable taxable profits in the relevant legal entity or tax group against which to utilise the assets in the future. The Group assesses the availability of future taxable profits using the same undiscounted five year forecasts for the Group's operations as are used in the Group's value in use calculations (see note 4 "Impairment losses").

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

Changes in the estimates which underpin the Group's forecasts could have an impact on the amount of future taxable profits and could have a significant impact on the period over which the deferred tax asset would be recovered.

The Group only considers substantively enacted tax laws when assessing the amount and availability of tax losses to offset against the future taxable profits. See note 6 "Taxation" to the consolidated financial statements.

Uncertain tax positions

The tax impact of a transaction or item can be uncertain until a conclusion is reached with the relevant tax authority or through a legal process. The Group uses in-house tax experts when assessing uncertain tax positions and seeks the advice of external professional advisors where appropriate. The most significant judgement in this area relates to the Group's tax disputes in India, including the cases relating to the Group's acquisition of Hutchison Essar Limited (Vodafone India) and the impact of the European Commission's challenge to the UK's Controlled Foreign Company rules. Further details of the tax disputes in India are included in note 29 "Contingent liabilities and legal proceedings" and further information on the European Commission's challenge are include in note 6 "Taxation" to the consolidated financial statements.

Business combinations and goodwill

When the Group completes a business combination, the fair values of the identifiable assets and liabilities acquired, including intangible assets, are recognised. The determination of the fair values of acquired assets and liabilities is based, to a considerable extent, on management's judgement. If the purchase consideration exceeds the fair value of the net assets acquired then the incremental amount paid is recognised as goodwill. If the purchase price consideration is lower than the fair value of the assets acquired then the difference is recorded as a gain in the income statement.

Allocation of the purchase price between finite lived assets (discussed below) and indefinite lived assets such as goodwill affects the subsequent results of the Group as finite lived intangible assets are amortised, whereas indefinite lived intangible assets, including goodwill, are not amortised.

See note 27 "Acquisitions and disposals" to the consolidated financial statements for further details.

otes to te consolidated inancial statements continued) m Te Group participates in a numer o oint arrangements ere control o te arrangement is sared it one or more oter parties. udgement is required to classi oint arrangements in a separate legal entit as eiter a oint operation or as a oint enture ic depends on management’s assessment o te legal orm and sustance o te arrangement taing into account releant acts and circumstances suc as eter te oners ae rigts to sustantiall all te economic outputs and in sustance settle te liailities o te entit. Te classiication can ae a material impact on te consolidated inancial statements. Te Group’s sare o assets liailities reenue expenses and cas los o oint operations are included in te consolidated inancial statements on a lineline asis ereas te Group’s inestment and sare o results o oint entures are son itin single line items in te consolidated statement o inancial position and consolidated income statement respectiel. ee note “Investments in associates and oint arrangements” to te consolidated inancial statements. ter intangile assets include amounts spent te Group acquiring licences and spectrum customer ases and te costs o purcasing and deeloping computer sotare. ere intangile assets are acquired troug usiness cominations and no actie maret or te assets exists te air alue o tese assets is determined discounting estimated uture net cas los generated te asset. stimates relating to te uture cas los and discount rates used ma ae a material eect on te reported amounts o inite lied intangile assets. stimation o useul lie Te useul lie oer ic intangile assets are amortised depends on management’s estimate o te period oer ic economic eneit ill e deried rom te asset. Useul lies are periodicall reieed to ensure tat te remain appropriate. Management’s estimates o useul lie ae a material impact on te amount o amortisation recorded in te ear ut tere is not considered to e a signiicant ris o material adustment to te carring alues o intangile assets in te ear to arc i tese estimates ere reised. Te asis or determining te useul lie or te most signiicant categories o intangile assets are discussed elo. Customer ases Te estimated useul lie principall relects management’s ie o te aerage economic lie o te customer ase and is assessed reerence to customer curn rates. An increase in curn rates ma lead to a reduction in te estimated useul lie and an increase in te amortisation carge. Capitalised sotare or computer sotare te estimated useul lie is ased on management’s ie considering istorical experience it similar products as ell as anticipation o uture eents ic ma impact teir lie suc as canges in tecnolog. Te useul lie ill not exceed te duration o a licence. m ropert plant and equipment represents . o te Group’s total assets . represented rom . to relect tat odaone gpt is no longer eld or sale see note “Discontinued operations and assets and liailities eld or sale”). stimates and assumptions made ma ae a material impact on teir carring alue and related depreciation carge. ee note “Propert plant and equipment” to te consolidated inancial statements or urter details. stimation o useul lie Te depreciation carge or an asset is deried using estimates o its expected useul lie and expected residual alue ic are reieed annuall. Management’s estimates o useul lie ae a material impact on te amount o depreciation recorded in te ear ut tere is not considered to e a signiicant ris o material adustment to te carring alues o propert plant and equipment in te ear to arc i tese estimates ere reised. anagement determines te useul lies and residual alues or assets en te are acquired ased on experience it similar assets and taing into account oter releant actors suc as an expected canges in tecnolog. mm anagement uses estimates en determining te Group’s liailities and expenses arising or deined eneit pension scemes. anagement is required to estimate te uture rates o inlation salar increases discount rates and longeit o memers eac o ic ma ae a material impact on te deined eneit oligations tat are recorded. urter details including a sensitiit analsis are included in note “Post emploment benefits” to te consolidated inancial statements. Te Group exercises udgement to determine eter to recognise proisions and te exposures to contingent liailities related to pending litigations or oter outstanding claims suect to negotiated settlement mediation aritration or goernment regulation as ell as oter contingent liailities see note “Contingent liailities and legal proceedings” to te consolidated inancial statements). udgement is necessar to assess te lieliood tat a pending claim ill succeed or a liailit ill arise. Notes to the consolidated financial statements (continued) Notes to the consolidated financial statements (continued) Strategic report Governance Financials Other information 128 Vodafone Group Plc  Annual Report on Form 20-F 2021

mm I requires management to perform impairment tests annuall for indefinite lived assets for finite lived assets and for equit accounted investments if events or canges in circumstances indicate tat teir carring amounts ma not be recoverable. Impairment testing requires management to udge eter te carring value of assets can be supported b te net present value of future cas flos tat te generate. Calculating te net present value of te future cas flos requires estimates to be made in respect of igl uncertain matters including management’s epectations of − grot in adusted ID calculated as adusted operating profit before depreciation and amortisation − timing and amount of future capital ependiture licence and spectrum paments − longterm grot rates and − appropriate discount rates to reflect te riss involved. lac of observable maret data on fair values for equivalent assets means tat te Group’s valuation approac for impairment testing focuses primaril on value in use. or a number of reasons transaction values agreed as part of an business acquisition or disposal ma be iger tan te assessed value in use. ere te Group as interests in listed entities maret data suc as sare price is used to assess te fair value of tose interests. Management prepares formal five ear forecasts for te Group’s operations ic are used to estimate teir value in use a longterm grot rate into perpetuit as been determined as te loer of − te nominal GDP grot rates for te countr of operation and − te longterm compound annual grot rate in adusted ID in ears si to ten as estimated b management. Management continues to revie te impact of CID and te impairment revie is based on epected cas flos tat include management’s best estimate of potential CID impacts. Canging te assumptions selected b management in particular te adusted ID and grot rate assumptions used in te cas flo proections could significantl affect te Group’s impairment evaluation and ence reported assets and profits or losses. urter details including a sensitivit analsis are included in note “Impairment losses” to te consolidated financial statements. or operations tat are classified as eld for sale management is required to determine eter te carring value of te discontinued operation can be supported b te fair value less costs to sell. ere not observable in a quoted maret management as determined fair value less costs to sell b reference to te outcomes from te application of a number of potential valuation tecniques determined from inputs oter tan quoted prices tat are observable for te asset or liabilit eiter directl or indirectl. m e consolidated financial statements are prepared on a istorical cost basis ecept for certain financial and equit instruments tat ave been measured at fair value. e consolidated financial statements incorporate te financial statements of te Compan subsidiaries controlled b te Compan see note “Related undertakings” to te consolidated financial statements) oint operations tat are subect to oint control and te results of oint ventures and associates see note “Investments in associates and oint arrangements” to te consolidated financial statements). e consolidated financial statements are presented in euro ic is also te Company’s functional currenc. ac entit in te Group determines its on functional currenc and items included in te financial statements of eac entit are measured using tat functional currenc. ransactions in foreign currencies are initiall recorded at te functional currenc rate prevailing at te date of te transaction. Monetar assets and liabilities denominated in foreign currencies are retranslated into te respective functional currenc of te entit at te rates prevailing on te reporting period date. onmonetar items carried at fair value tat are denominated in foreign currencies are retranslated at te rates prevailing on te initial transaction dates. onmonetar items measured in terms of istorical cost in a foreign currenc are not retranslated. Canges in te fair value of monetar securities denominated in foreign currenc are analsed beteen translation differences and oter canges in te carring amount of te securit. ranslation differences are recognised in te consolidated income statement and oter canges in carring amount are recognised in te consolidated statement of compreensive income. ranslation differences on nonmonetar financial assets suc as investments in equit securities classified at fair value troug oter compreensive income are reported as part of te fair value gain or loss and are included in te consolidated statement of compreensive income. are capital sare premium and oter capital reserves are initiall recorded at te functional currenc rate prevailing at te date of te transaction and are not retranslated. or te purpose of presenting consolidated financial statements te assets and liabilities of entities it a functional currenc oter tan euro are epressed in euro using ecange rates prevailing at te reporting period date. otes to te consolidated inancial statements continued) m Te Group participates in a numer o oint arrangements ere control o te arrangement is sared it one or more oter parties. udgement is required to classi oint arrangements in a separate legal entit as eiter a oint operation or as a oint enture ic depends on management’s assessment o te legal orm and sustance o te arrangement taing into account releant acts and circumstances suc as eter te oners ae rigts to sustantiall all te economic outputs and in sustance settle te liailities o te entit. Te classiication can ae a material impact on te consolidated inancial statements. Te Group’s sare o assets liailities reenue expenses and cas los o oint operations are included in te consolidated inancial statements on a lineline asis ereas te Group’s inestment and sare o results o oint entures are son itin single line items in te consolidated statement o inancial position and consolidated income statement respectiel. ee note “Investments in associates and oint arrangements” to te consolidated inancial statements. ter intangile assets include amounts spent te Group acquiring licences and spectrum customer ases and te costs o purcasing and deeloping computer sotare. ere intangile assets are acquired troug usiness cominations and no actie maret or te assets exists te air alue o tese assets is determined discounting estimated uture net cas los generated te asset. stimates relating to te uture cas los and discount rates used ma ae a material eect on te reported amounts o inite lied intangile assets. stimation o useul lie Te useul lie oer ic intangile assets are amortised depends on management’s estimate o te period oer ic economic eneit ill e deried rom te asset. Useul lies are periodicall reieed to ensure tat te remain appropriate. Management’s estimates o useul lie ae a material impact on te amount o amortisation recorded in te ear ut tere is not considered to e a signiicant ris o material adustment to te carring alues o intangile assets in te ear to arc i tese estimates ere reised. Te asis or determining te useul lie or te most signiicant categories o intangile assets are discussed elo. Customer ases Te estimated useul lie principall relects management’s ie o te aerage economic lie o te customer ase and is assessed reerence to customer curn rates. An increase in curn rates ma lead to a reduction in te estimated useul lie and an increase in te amortisation carge. Capitalised sotare or computer sotare te estimated useul lie is ased on management’s ie considering istorical experience it similar products as ell as anticipation o uture eents ic ma impact teir lie suc as canges in tecnolog. Te useul lie ill not exceed te duration o a licence. m ropert plant and equipment represents . o te Group’s total assets . represented rom . to relect tat odaone gpt is no longer eld or sale see note “Discontinued operations and assets and liailities eld or sale”). stimates and assumptions made ma ae a material impact on teir carring alue and related depreciation carge. ee note “Propert plant and equipment” to te consolidated inancial statements or urter details. stimation o useul lie Te depreciation carge or an asset is deried using estimates o its expected useul lie and expected residual alue ic are reieed annuall. Management’s estimates o useul lie ae a material impact on te amount o depreciation recorded in te ear ut tere is not considered to e a signiicant ris o material adustment to te carring alues o propert plant and equipment in te ear to arc i tese estimates ere reised. anagement determines te useul lies and residual alues or assets en te are acquired ased on experience it similar assets and taing into account oter releant actors suc as an expected canges in tecnolog. mm anagement uses estimates en determining te Group’s liailities and expenses arising or deined eneit pension scemes. anagement is required to estimate te uture rates o inlation salar increases discount rates and longeit o memers eac o ic ma ae a material impact on te deined eneit oligations tat are recorded. urter details including a sensitiit analsis are included in note “Post emploment benefits” to te consolidated inancial statements. Te Group exercises udgement to determine eter to recognise proisions and te exposures to contingent liailities related to pending litigations or oter outstanding claims suect to negotiated settlement mediation aritration or goernment regulation as ell as oter contingent liailities see note “Contingent liailities and legal proceedings” to te consolidated inancial statements). udgement is necessar to assess te lieliood tat a pending claim ill succeed or a liailit ill arise. 129 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

130 Vodafone Group Plc
Annual Report on Form 20-F 2021
Strategic report Governance Financials Other information

Notes to the consolidated financial statements (continued)

1. Basis of preparation (continued)

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

The net foreign exchange loss recognised in the consolidated income statement for the year ended 31 March 2021 is €13 million (31 March 2020: €146 million loss; 2019: €2,277 million loss). The net gains and net losses are recorded within operating profit (2021: €1 million charge; 2020: €24 million credit; 2019: €1 million charge), non-operating expense (2021: €4 million credit; 2020: €37 million credit; 2019: €nil), investment income (2021: €23 million charge 2020: €205 million charge; 2019: €190 million charge), income tax expense (2021: €7 million credit; 2020: €2 million charge; 2019: €7 million charge) and loss for the financial year from discontinued operations (2021: €nil, 2020: €nil, 2019: €2,079 million charge). The foreign exchange gains and losses included within other income and expense and non-operating expense arise on the disposal of subsidiaries, interests in joint ventures, associates and investments from the recycling of foreign exchange gains and losses previously recognised in the consolidated statement of comprehensive income.

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

New accounting pronouncements adopted on 1 April 2020

The Group adopted the following new accounting policies on 1 April 2020 to comply with amendments to IFRS. The accounting pronouncements, none of which had a material impact on the Group's financial reporting on adoption, are:

- Amendments to IFRS 3 "Definition of a Business";
- Amendments to IAS 1 and IAS 8 "Definition of Material"; and
- Amendments to IFRS 9, IAS 39 and IFRS 7 "Interest Rate Benchmark Reform".

New accounting pronouncements to be adopted on or after 1 April 2021

The IASB has issued the following pronouncements for annual periods beginning on or after 1 January 2021.

- Amendments to IFRS 16 "Covid-19-Related Rent Concessions" and "Covid-19-Related Rent Concessions beyond 30 June 2021";
- Amendments to IFRS 4 "Extension of the Temporary Exemption from Applying IFRS 9"; and
- Amendments to IFRS 9, IAS 39, IFRS 4, IFRS 7 and IFRS 16 "Interest Rate Benchmark Reform – Phase 2".

These amendments have either been endorsed by the EU before 31 December 2020 or by the UK Endorsement Board thereafter. The Group's financial reporting will be presented in accordance with the above new standards from 1 April 2021. The changes are not expected to have a material impact on the consolidated income statement, consolidated statement of financial position or consolidated cash flow statement.

New accounting pronouncements to be adopted on or after 1 April 2022

The following narrow-scope amendments have been issued by the IASB and are effective for annual periods beginning on or after 1 January 2022; they were not endorsed by the EU at 31 December 2020 and have not yet been endorsed by the UK Endorsement Board.

- Annual improvements to IFRS Standards 2018-2020;
- Amendments to IAS 16 "Property, Plant and Equipment: Proceeds before Intended Use";
- Amendments to IAS 37 "Onerous Contracts - Cost of Fulfilling a Contract"; and
- Amendment to IFRS 3 "Reference to the Conceptual Framework".

The following new standards have also been issued by the IASB and are effective for periods beginning on or after 1 January 2023; they were not endorsed by the EU at 31 December 2020 and have not yet been endorsed by the UK Endorsement Board.

- IFRS 17 "Insurance Contracts" and Amendments to IFRS 17 "Insurance Contracts";
- Amendments to IAS 1 "Classification of Liabilities as Current or Non-Current" (including deferral of its effective date);
- Amendments to IAS 1 "Disclosure of Accounting Policies" and Amendments to IAS 8 "Definition of Accounting Estimates"; and
- Amendment to IAS 12 "Deferred Tax related to Assets and Liabilities arising from a Single Transaction".

The Group is assessing the impact of these new standards and the Group's financial reporting and will be presented in accordance with these standards from 1 April 2022 or 1 April 2023 as applicable.

m Te Group’s usinesses are manaed on a eorapical asis. elected financial data is presented on tis asis elow. Revenue en te Group enters into an areement wit a customer, oods and services deliverale under te contract are identified as separate performance oliations (‘obligations’) to te extent tat te customer can enefit from te oods or services on teir own and tat te separate oods and services are considered distinct from oter oods and services in te areement. ere individual oods and services do not meet te criteria to e identified as separate oliations tey are areated wit oter oods andor services in te areement until a separate oliation is identified. Te oliations identified will depend on te nature of individual customer contracts, ut mit typically e separately identified for moile andsets, oter euipment suc as settop oxes and routers provided to customers and services provided to customers suc as moile and fixed line communication services. ere oods and services ave a functional dependency for example, a fixed line router can only e used wit te Group’s services) tis does not, in isolation, prevent tose oods or services from ein assessed as separate oliations. ctivities relatin to connectin customers to te Group’s network for te future provision of services are not considered to meet te criteria to e reconised as performance oliations except to te extent tat te control of related euipment passes to customers. Te Group determines te transaction price to wic it expects to e entitled in return for providin te promised oliations to te customer ased on te committed contractual amounts, net of sales taxes and discounts. ere indirect cannel dealers, suc as retailers, acuire customer contracts on ealf of te Group and receive commission, any commissions tat te dealer is compelled to use to fund discounts or oter incentives to te customer are treated as payments to te customer wen determinin te transaction price and conseuently are not included in contract acuisition costs. Te transaction price is allocated etween te identified oliations accordin to te relative standalone sellin prices of te oliations. Te standalone sellin price of eac oliation deliverale in te contract is determined accordin to te prices tat te Group would acieve y sellin te same oods andor services included in te oliation to a similar customer on a standalone asis; were standalone sellin prices are not directly oservale, estimation tecniues are used maximisin te use of external inputs. ee “Critical accountin udements and key sources of estimation uncertainty” in note 1 for details. Revenue is reconised wen te respective oliations in te contract are delivered to te customer and cas collection is considered proale. Revenue for te provision of services, suc as moile airtime and fixed line roadand, is reconised wen te Group provides te related service durin te areed service period. Revenue for device sales to end customers is enerally reconised wen te device is delivered to te end customer. For device sales made to intermediaries suc as indirect cannel dealers, revenue is reconised if control of te device as transferred to te intermediary and te intermediary as no rit to return te device to receive a refund; oterwise revenue reconition is deferred until sale of te device to an end customer y te intermediary or te expiry of any rit of return. ere refunds are issued to customers tey are deducted from revenue in te relevant service period. en te Group as control of oods or services prior to delivery to a customer, ten te Group is te principal in te sale to te customer. s a principal, receipts from, and payments to, suppliers are reported on a ross asis in revenue and operatin costs. If anoter party as control of oods or services prior to transfer to a customer, ten te Group is actin as an aent for te oter party and revenue in respect of te relevant oliations is reconised net of any related payments to te supplier and reconised revenue represents te marin earned y te Group. ee “Critical accountin udements and key sources of estimation uncertainty” in note 1 for details. Customers typically pay in advance for prepay moile services and montly for oter communication services. Customers typically pay for andsets and oter euipment eiter upfront at te time of sale or over te term of te related service areement. en revenue reconised in respect of a customer contract exceeds amounts received or receivale from a customer at tat time a contract asset is reconised; contract assets will typically e reconised for andsets or oter euipment provided to customers were payment is recovered y te Group via future service fees. If amounts received or receivale from a customer exceed revenue reconised for a contract, for example if te Group receives an advance payment from a customer, a contract liaility is reconised. en contract assets or liailities are reconised, a financin component may exist in te contract; tis is typically te case wen a andset or oter euipment is provided to a customer upfront ut payment is received over te term of te related service areement, in wic case te customer is deemed to ave received financin. If a sinificant financin component is provided to te customer, te transaction price is reduced and interest revenue is reconised over te customer’s payment period usin an interest rate reflectin te relevant central ank rates and customer credit risk. Contractrelated costs en costs directly relatin to a specific contract are incurred prior to reconisin revenue for a related oliation, and tose costs enance te aility of te Group to deliver an oliation and are expected to e recovered, ten tose costs are reconised on te statement of financial position as fulfilment costs and are reconised as expenses in line wit te reconition of revenue wen te related oliation is delivered. Te direct and incremental costs of acuirin a contract includin, for example, certain commissions payale to staff or aents for acuirin customers on ealf of te Group, are reconised as contract acuisition cost assets in te statement of financial position wen te related payment oliation is recorded. Costs are reconised as an expense in line wit te reconition of te related revenue tat is expected to e earned y te Group; typically tis is over te customer contract period as new commissions are payale on contract renewal. Certain amounts payale to aents are deducted from revenue reconised see aove). otes to te onsolidated inanial statements ontinued Inome and epense items and as los are translated at te average eange rates or ea mont and eange dierenes arising are reognised diretly in oter ompreensive inome n disposal o a oreign entity te umulative amount previously reognised in te onsolidated statement o ompreensive inome relating to tat partiular oreign operation is reognised in proit or loss in te onsolidated inome statement Goodill and air value adustments arising on te auisition o a oreign operation are treated as assets and liailities o te oreign operation and translated aordingly e net oreign eange loss reognised in te onsolidated inome statement or te year ended ar is €13 million ar €146 million loss €2,277 million loss e net gains and net losses are reorded itin operating proit €1 million arge €24 million redit €1 million arge nonoperating epense €4 million redit €37 million redit €nil), investment inome €23 million arge €205 million arge €190 million arge inome ta epense €7 million redit €2 million arge €7 million arge and loss or te inanial year rom disontinued operations €nil, €nil, €2,079 million arge e oreign eange gains and losses inluded itin oter inome and epense and nonoperating epense arise on te disposal o susidiaries interests in oint ventures assoiates and investments rom te reyling o oreign eange gains and losses previously reognised in te onsolidated statement o ompreensive inome ssets are lassiied as urrent in te onsolidated statement o inanial position ere reovery is epeted itin monts o te reporting date ll assets ere reovery is epeted more tan monts rom te reporting date and all deerred ta assets goodill and intangile assets property plant and euipment and investments in assoiates and oint ventures are reported as nonurrent iailities are lassiied as urrent unless te Group as an unonditional rigt to deer settlement o te liaility or at least monts ater te reporting date or provisions ere te timing o settlement is unertain amounts are lassiied as nonurrent ere settlement is epeted more tan monts rom te reporting date In addition deerred ta liailities and postemployment eneits are reported as nonurrent Inventory is stated at te loer o ost and net realisale value Cost is determined on te asis o eigted average osts and omprises diret materials and ere appliale diret laour osts and tose overeads tat ave een inurred in ringing te inventories to teir present loation and ondition m e Group adopted te olloing ne aounting poliies on pril to omply it amendments to IR e aounting pronounements none o i ad a material impat on te Group’s inanial reporting on adoption are − mendments to IR “Definition o a Business”; − mendments to I and I “Definition o Material”; and − mendments to IR I and IR “Interest Rate enmark Reform”. m e I as issued te olloing pronounements or annual periods eginning on or ater anuary − mendments to IR “CovidRelated Rent Concessions” and “CovidRelated Rent Conessions eyond une 2021”; − mendments to IR “Extension o te emporary emption rom pplying IR 9”; and − mendments to IR I IR IR and IR “Interest Rate enmark Reorm – ase 2”. ese amendments ave eiter een endorsed y te eore eemer or y te ndorsement oard tereater e Group’s inanial reporting ill e presented in aordane it te aove ne standards rom pril e anges are not epeted to ave a material impat on te onsolidated inome statement onsolidated statement o inanial position or onsolidated as lo statement m e olloing narrosope amendments ave een issued y te I and are eetive or annual periods eginning on or ater anuary tey ere not endorsed y te at eemer and ave not yet een endorsed y te ndorsement oard − nnual improvements to IR tandards − mendments to I “Property, lant and uipment roeeds eore Intended Use”; − mendments to I “Onerous Contrats Cost o ulilling a Contract”; and − mendment to IR “Reference to te Coneptual Framework”. e olloing ne standards ave also een issued y te I and are eetive or periods eginning on or ater anuary tey ere not endorsed y te at eemer and ave not yet een endorsed y te ndorsement oard − IR “Insurance Contracts” and mendments to IR “Insurance Contracts”; − mendments to I “Classification o iailities as Current or onCurrent” inluding deerral o its eetive date − mendments to I “Disclosure o ounting Policies” and mendments to I “Definition o ounting stimates”; and − mendment to I “Deferred a related to ssets and iailities arising rom a ingle Transaction”. e Group is assessing te impat o tese ne standards and te Group’s inanial reporting and ill e presented in aordane it tese standards rom pril or pril as appliale 131 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

132 Vodafone Group Plc
Annual Report on Form 20-F 2021
Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

2. Revenue disaggregation and segmental analysis (continued)

Revenue disaggregation

Revenue reported for the year includes revenue from contracts with customers, comprising service and equipment revenue, as well as other revenue items including revenue from leases and interest revenue arising from transactions with a significant financing component. The table below disaggregates the Group's revenue by reporting segment.

31 March 2021	Service revenue €m	Equipment revenue €m	Revenue from contracts with customers €m	Other revenue[1] €m	Interest revenue €m	Total segment revenue €m	Adjusted EBITDA €m
Germany	11,520	1,055	12,575	380	29	12,984	5,634
Italy	4,458	446	4,904	97	13	5,014	1,597
UK	4,848	1,206	6,054	44	53	6,151	1,367
Spain	3,788	292	4,080	64	22	4,166	1,044
Other Europe	4,859	549	5,408	124	17	5,549	1,760
Vodacom	4,083	800	4,883	282	16	5,181	1,873
Other Markets	3,312	441	3,753	12	–	3,765	1,228
Common Functions[2]	470	36	506	862	–	1,368	(117)
Eliminations	(197)	(1)	(198)	(171)	–	(369)	–
Group	**37,141**	**4,824**	**41,965**	**1,694**	**150**	**43,809**	**14,386**

31 March 2020	Service revenue €m	Equipment revenue €m	Revenue from contracts with customers €m	Other revenue[1] €m	Interest revenue €m	Total segment revenue €m	Adjusted EBITDA €m
Germany	10,696	1,055	11,751	300	25	12,076	5,077
Italy	4,833	583	5,416	101	12	5,529	2,068
UK	5,020	1,333	6,353	63	68	6,484	1,500
Spain	3,904	318	4,222	51	23	4,296	1,009
Other Europe	4,890	539	5,429	94	18	5,541	1,738
Vodacom	4,470	864	5,334	190	7	5,531	2,088
Other Markets	3,796	552	4,348	36	2	4,386	1,400
Common Functions[2]	494	53	547	1,020	–	1,567	1
Eliminations	(232)	(2)	(234)	(202)	–	(436)	–
Group	**37,871**	**5,295**	**43,166**	**1,653**	**155**	**44,974**	**14,881**

31 March 2019	Service revenue €m	Equipment revenue €m	Revenue from contracts with customers €m	Other revenue[1] €m	Interest revenue €m	Total segment revenue €m	Adjusted EBITDA €m
Germany	9,145	1,077	10,222	139	29	10,390	4,079
Italy	5,030	722	5,752	97	8	5,857	2,202
UK	4,952	1,207	6,159	56	57	6,272	1,364
Spain	4,203	392	4,595	58	16	4,669	1,038
Other Europe	4,460	529	4,989	61	22	5,072	1,606
Vodacom	4,391	873	5,264	171	8	5,443	2,157
Other Markets	4,011	816	4,827	29	8	4,864	1,404
Common Functions[2]	477	37	514	1,003	–	1,517	68
Eliminations	(211)	(1)	(212)	(206)	–	(418)	–
Group	**36,458**	**5,652**	**42,110**	**1,408**	**148**	**43,666**	**13,918**

Notes:
1 Other revenue includes lease revenue recognised under IFRS 16 "Leases" for the years ended 31 March 2021 and 31 March 2020 and under IAS 17 for the year ended 31 March 2019 (see note 20 "Leases").
2 Comprises central teams and business functions.

The total future revenue from the Group's contracts with customers with performance obligations not satisfied at 31 March 2021 is €21,038 million (2020: €20,336 million; 2019: €18,447 million); of which €14,110 million (2020: €13,456 million; 2019: €12,566 million) is expected to be recognised within the next year and the majority of the remaining amount in the following 12 months.

133 Vodafone Group Plc
Annual Report on Form 20-F 2021
Strategic report Governance Financials Other information

Segmental analysis

The Group's operating segments are established on the basis of those components of the Group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Group has determined the chief operating decision maker to be its Chief Executive Officer. The Group has a single group of similar services and products, being the supply of communications services and related products. Revenue is attributed to a country based on the location of the Group company reporting the revenue. Transactions between operating segments are charged at arm's-length prices.

With the exception of Vodacom, which is a legal entity encompassing South Africa and certain other smaller African markets, segment information is primarily provided on the basis of geographic areas, being the basis on which the Group manages its worldwide interests.

The operating segments for Germany, Italy, UK, Spain, and Vodacom are individually material for the Group and are each reporting segments for which certain financial information is provided. The aggregation of smaller operating segments into the Other Europe and Other Markets reporting segments reflects, in the opinion of management, the similar local market economic characteristics and regulatory environments for each of those operating segments as well as the similar products and services sold and comparable classes of customers. In the case of the Other Europe region this largely reflects membership or a close association with the European Union, while the Other Markets segment largely includes developing economies with less stable economic or regulatory environments. Common Functions is a separate reporting segment and comprises activities which are undertaken primarily in central Group entities that do not meet the criteria for aggregation with other reporting segments.

A reconciliation of adjusted EBITDA, the Group's measure of segment profit, to the Group's profit or loss before taxation for the financial year is shown below.

	2021 €m	2020 €m	2019 €m
Adjusted EBITDA	**14,386**	**14,881**	**13,918**
Restructuring costs	(356)	(695)	(460)
Interest on lease liabilities	374	330	–
Loss on disposal of owned assets	(30)	(54)	(33)
Depreciation and amortisation on owned assets[1]	(10,187)	(10,454)	(9,795)
Share of results in equity accounted associates and joint ventures	342	(2,505)	(908)
Impairment losses	–	(1,685)	(3,525)
Other income/(expense)	568	4,281	(148)
Operating profit/(loss)	**5,097**	**4,099**	**(951)**
Non-operating expense	–	(3)	(7)
Investment income	330	248	433
Finance costs	(1,027)	(3,549)	(2,088)
Profit/(loss) before taxation	**4,400**	**795**	**(2,613)**

Note:
1 Comparative figure for 2019 includes €59 million depreciation on assets held under finance leases under IAS 17, prior to the adoption of IFRS 16 'Leases'.

134 Vodafone Group Plc Annual Report on Form 20-F 2021 | Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

2. Revenue disaggregation and segmental analysis (continued)

Segmental assets

	Non-current assets[1] €m	Capital additions[2] €m	Right-of-use asset additions €m	Other additions to intangible assets[3] €m	Depreciation and amortisation €m	Impairment loss €m
31 March 2021						
Germany	47,563	2,772	1,133	1	4,836	–
Italy	10,707	805	758	17	2,025	–
UK	7,968	822	1,138	–	2,202	–
Spain	7,213	772	700	9	1,579	–
Other Europe	10,369	968	1,016	431	1,727	–
Vodacom	5,839	703	174	–	872	–
Other Markets	2,988	512	247	439	666	–
Common Functions	2,145	829	140	–	194	–
Group	**94,792**	**8,183**	**5,306**	**897**	**14,101**	**–**
31 March 2020						
Germany	48,266	2,278	912	1,613	4,805	–
Italy	11,119	697	1,645	24	1,958	–
UK	7,790	753	733	–	2,160	–
Spain	7,229	761	386	–	1,763	(840)
Other Europe	9,138	823	298	29	1,706	(740)
Vodacom	5,400	802	174	55	939	–
Other Markets[4]	2,963	587	290	55	672	–
Common Functions	2,217	821	155	–	171	(105)
Group[4]	**94,122**	**7,522**	**4,593**	**1,776**	**14,174**	**(1,685)**
31 March 2019						
Germany	24,529	1,816	–	2	3,017	–
Italy	11,031	784	–	2,219	1,337	–
UK	7,405	804	–	408	1,612	–
Spain	7,438	813	–	216	1,318	(2,930)
Other Europe	7,093	775	–	42	1,073	(310)
Vodacom	5,503	810	–	91	758	–
Other Markets	3,429	626	–	34	673	(255)
Common Functions	2,009	799	–	–	7	(30)
Group	**68,437**	**7,227**	**–**	**3,012**	**9,795**	**(3,525)**

Notes:
1 Comprises goodwill, other intangible assets and property, plant and equipment.
2 Includes additions to property, plant and equipment (excluding right-of-use assets), computer software and development costs, reported within Intangible assets.
3 Includes additions to licences and spectrum and customer base acquisitions.
4 Comparative figures for the year ended 31 March 2020 have been re-presented to reflect that Egypt is no longer held for sale. See note 7 'Discontinued operations and assets and liabilities held for sale'.

135 Vodafone Group Plc
Annual Report on Form 20-F 2021
Strategic report | Governance | Financials | Other information

3. Operating profit/(loss)

Detailed below are the key amounts recognised in arriving at our operating profit/(loss)

	2021 €m	2020 €m	2019 €m
Amortisation of intangible assets (note 10)	4,421	4,459	3,941
Depreciation of property, plant and equipment (note 11):			
Owned assets	5,766	5,995	5,795
Leased assets	3,914	3,720	59
Impairment of goodwill in subsidiaries, associates and joint arrangements (note 4)	–	1,685	3,525
Staff costs (note 24)	5,157	5,462	5,267
Amounts related to inventory included in cost of sales	5,160	5,699	5,886
Operating lease rentals payable	–	–	3,826
Own costs capitalised attributable to the construction or acquisition of property, plant and equipment	(995)	(902)	(844)
Net gain on formation of TPG Telecom[1] (note 12)	1,043	–	–
Net gain on formation of Indus Towers Limited[1] (note 12)	292	–	–
Pledge arrangements in respect of Indus Towers Limited[1] (note 29)	(429)	–	–
Settlement of tender offer to KDG shareholders[1]	(204)	–	–
Net gain on disposal of Vodafone New Zealand[1] (note 27)	–	(1,078)	–
Net gain on disposal of tower infrastructure in Italy[1] (note 27)	–	(3,356)	–
Net gain on disposal of Vodafone Malta[1] (note 27)	–	(170)	–

Note:
1 Included in Other income and expense in the Consolidated income statement.

The total remuneration of the Group's auditor, Ernst & Young LLP and other member firms of Ernst & Young Global Limited, for services provided to the Group during the year ended 31 March 2021 is analysed below.

Ernst & Young LLP was appointed as the Group's auditor for the year ended 31 March 2020. Accordingly, comparative figures in the table below for the year ended 31 March 2019 are in respect of remuneration paid to the Group's previous auditor, PricewaterhouseCoopers LLP and other member firms of PricewaterhouseCoopers International.

	2021 €m	2020 Re-presented[1] €m	2019 €m
Parent company	3	4	2
Subsidiaries	16	17	14
Subsidiaries - Vantage Towers[2]	1	–	–
Subsidiaries - new accounting standards[3]	–	1	1
Audit fees[4]	**20**	**22**	**17**
Vantage Towers IPO[2]	8	5	–
Audit-related[5]	–	1	2
Corporate finance[6]	–	1	–
Non-audit fees	**8**	**7**	**2**
Total fees	**28**	**29**	**19**

Notes:
1 Audit fees for the year ended 31 March 2020 have increased by €2 million compared to the amount previously reported. This is to include fees agreed during the year ended 31 March 2021 but which related to the year ended 31 March 2020.
2 Fees incurred in preparations for the IPO of Vantage Towers A.G. During the year ended 31 March 2021, fees of €1 million related to financial statement audit services and fees of €8 million related to IPO services and Reporting Accountant procedures.
3 Fees in relation to the implementation of new accounting standards, notably IFRS 15 "Revenue from Contracts with Customers" and IFRS 16 "Leases" which were effective for the first time for the years ended 31 March 2019 and 31 March 2020 respectively.
4 Includes fees in connection with the interim review, preliminary announcement and controls audit required under Section 404 of the Sarbanes Oxley Act. In total this amounted to €1 million in each year for the years ended 31 March 2020 and 31 March 2021.
5 Fees for statutory and regulatory filings during the year. Fees were less than €1 million during the years ended 31 March 2021 and 31 March 2020.
6 At the time of the Board decision to recommend Ernst & Young LLP as the statutory auditor for the year ended 31 March 2020 in February 2019, Ernst & Young LLP were providing a range of services to the Group. All services that were prohibited by the Financial Reporting Council (FRC) or Securities and Exchange Commission (SEC) for a statutory auditor to provide ceased by 31 March 2019. All engagements that were not prohibited by the FRC or SEC but were not in accordance with the Group's own internal approval policy for non-audit services, ceased early in the financial year ended 31 March 2020 to enable a smooth transition to alternative suppliers, where required.

136 Vodafone Group Plc
Annual Report on Form 20-F 2021
Strategic report Governance Financials Other information

Notes to the consolidated financial statements (continued)

4. Impairment losses

Impairment occurs when the carrying value of assets is greater than the present value of the net cash flows they are expected to generate. We review the carrying value of assets for each country in which we operate at least annually. For further details of our impairment review process see "Critical accounting judgements and key sources of estimation uncertainty" in note 1 "Basis of preparation" to the consolidated financial statements.

Accounting policies

Goodwill

Goodwill is not subject to amortisation but is tested for impairment annually or whenever there is an indication that the asset may be impaired.

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. The determination of the Group's cash-generating units is primarily based on the geographic area where the Group supplies communications services and products. If cash flows from assets within one jurisdiction are largely independent of the cash flows from other assets in that same jurisdiction and management monitors performance separately, multiple cash-generating units are identified within that geographic area.

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

Management prepares formal five year plans for the Group's cash-generating units, which are the basis for the value in use calculations.

Property, plant and equipment, finite lived intangible assets and equity accounted investments

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

Impairment losses

Following our annual impairment review, the impairment charges recognised in the consolidated income statement within operating profit are stated below. Further detail on the events and circumstances that led to the recognition of the impairment charges is included below.

Cash-generating unit	Reportable segment	2021 €m	2020 €m	2019 €m
Spain	Spain	–	840	2,930
Ireland	Other Europe	–	630	–
Romania	Other Europe	–	110	310
Vodafone Automotive	Common Functions	–	105	30
Vodafone Idea	Other Markets	–	–	255
		–	**1,685**	**3,525**

For the year ended 31 March 2019, the Group recorded a loss on disposal of Vodafone India of €3,420 million, including a loss on disposal of €1,276 million and a foreign exchange loss of €2,079 million which is included in discontinued operations. See note 27 "Acquisitions and disposals" for further details.

137 Vodafone Group Plc
Annual Report on Form 20-F 2021 | Strategic report | Governance | Financials | Other information

Goodwill

The remaining carrying value of goodwill at 31 March was as follows:

	2021 €m	2020 Re-presented[1] €m
Vodafone Germany	20,335	22,900
Vantage Towers Germany	2,565	–
Italy	2,481	2,480
	25,381	**25,380**
Other	6,350	5,998
	31,731	**31,378**

Note:
1 Comparative figures for the year ended 31 March 2020 have been re-presented to reflect that Vodafone Egypt is no longer held for sale. See note 7 'Discontinued operations and assets and liabilities held for sale'.

Key assumptions used in the value in use calculations

The key assumptions used in determining the value in use are:

Assumption	How determined
Projected adjusted EBITDA	Projected adjusted EBITDA has been based on past experience adjusted for the following: - In Europe, mobile revenue is expected to benefit from increased usage as customers transition to higher data bundles, and new products and services are introduced. Fixed revenue is expected to continue to grow as penetration is increased and more products and services are sold to customers; - Outside of Europe, revenue is expected to continue to grow as the penetration of faster data-enabled devices rises along with higher data bundle attachment rates, and new products and services are introduced. The Other Markets segment is also expected to benefit from increased usage and penetration of M-Pesa in Africa; and - Margins are expected to be impacted by negative factors such as the cost of acquiring and retaining customers in increasingly competitive markets and by positive factors such as the efficiencies expected from the implementation of Group initiatives.
Projected capital expenditure	The cash flow forecasts for capital expenditure are based on past experience and include the ongoing capital expenditure required to maintain our networks, provide products and services in line with customer expectations, including of higher data volumes and speeds, and to meet the population coverage requirements of certain of the Group's licences. In Europe, capital expenditure is required to roll out capacity-building next generation 5G and gigabit networks. Outside of Europe, capital expenditure will be required for the continued rollout of current and next generation mobile networks in emerging markets. Capital expenditure includes cash outflows for the purchase of property, plant and equipment and computer software.
Projected licence and spectrum payments	To enable the continued provision of products and services, the cash flow forecasts for licence and spectrum payments for each relevant cash-generating unit include amounts for expected renewals and newly available spectrum. Beyond the five year forecast period, a long-run cost of spectrum is assumed.
Long-term growth rate	For the purposes of the Group's value in use calculations, a long-term growth rate into perpetuity is applied immediately at the end of the five year forecast period and is based on the lower of: - the nominal GDP growth rate forecasts for the country of operation; and - the long-term compound annual growth rate in adjusted EBITDA as estimated by management. Long-term compound annual growth rates determined by management may be lower than forecast nominal GDP growth rates due to the following market-specific factors: competitive intensity levels, maturity of business, regulatory environment or sector-specific inflation expectations.
Pre-tax risk adjusted discount rate	The discount rate applied to the cash flows of each of the Group's cash-generating units is generally based on the risk free rate for ten year bonds issued by the government in the respective market. Where government bond rates contain a material component of credit risk, high-quality local corporate bond rates may be used. These rates are adjusted for a risk premium to reflect both the increased risk of investing in equities and the systematic risk of the specific cash-generating unit. In making this adjustment, inputs required are the equity market risk premium (that is the required return over and above a risk free rate by an investor who is investing in the market as a whole) and the risk adjustment, beta, applied to reflect the risk of the specific cash-generating unit relative to the market as a whole. In determining the risk adjusted discount rate, management has applied an adjustment for the systematic risk to each of the Group's cash-generating companies determined using an average of the betas of comparable listed telecommunications companies and, where available and appropriate, across a specific territory. Management has used a forward-looking equity market risk premium that takes into consideration both studies by independent economists, the long-term average equity market risk premium and the market risk premiums typically used by valuations practitioners. The risk adjusted discount rate is also based on typical leverage ratios of telecommunications companies in each cash-generating unit's respective market or region.

otes to the consolidated financial statements continued mm ollowin the carveout of Vodafone’s tower infrastructure to antae Towers .G. (‘Vantage Towers’) durin the ear in German, pain, ortual, reland, Greece, omania, ech epulic and unar and the acuisitions antae Towers of odafone UK’s shareholdin in ornerstone Telecommunications nfrastructure imited (‘CTIL’) and the remainin shareholdin in the antae Towers Greece, manaement considers Vodafone’s operatin companies and antae Tower’s operatin companies in the affected eoraphical areas to represent two casheneratin units for the purpose of impairment testin as at arch . Vodafone’s investment in nfrastructure ireless taliane .p.. (‘INWIT’) was also transferred to antae Towers durin the ear. Goodwill has een allocated on a relative values asis to the antae Towers casheneratin units, where applicale, as part of the tower usiness carve out from Vodafone’s operations. The casheneratin units descried elow relate to odafone’s moile and fied line tradin usinesses, unless otherwise indicated as ein part of antae Towers. m The tale elow shows e assumptions used in the value in use calculations. ssumptions used in value in use calculation German tal pain reland omania antae Towers German reta ris adusted discount rate . . . . . . onterm rowth rate . . . . . . roected adusted TD . . . . . . roected capital ependiture .. .. .. .. .. .. The estimated recoverale amounts of the Group’s operations in German, tal, pain, reland, omania and antae Towers German eceed their carrin values €7. illion, €0. illion, €0. illion, €0. illion, €0.1 illion and €3. illion, respectivel. f the assumptions used in the impairment review were chaned to a reater etent than as presented in the followin tale, the chanes would, in isolation, lead to an impairment loss ein reconised for the ear ended arch . hane reuired for carrin value to eual recoverale amount German tal pain reland omania antae Towers German pps pps pps pps pps pps reta ris adusted discount rate . . . . . . onterm rowth rate . . . . . . roected adusted TD . . . . . . roected capital ependiture . . . . . . Notes to the consolidated financial statements (continued) Strategic report Governance Financials Other information 138 Vodafone Group Plc  Annual Report on Form 20-F 2021

139 Vodafone Group Plc
Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Management considered the following reasonably possible changes in key assumptions for projected adjusted EBITDA[1] and long-term growth rate, leaving all other assumptions unchanged. Consistent with the prior year, and due to the uncertainty of future COVID-19 impacts, management's range of reasonably possible changes in projected adjusted EBITDA is plus or minus 5 percentage points (2020: +/- 5 percentage points). The sensitivity analysis presented is prepared on the basis that the reasonably possible change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. The associated impact on the impairment assessment is presented in the table below.

Management believes that no reasonably possible or foreseeable change in the pre-tax adjusted discount rate or projected capital expenditure[2] would cause the difference between the carrying value and recoverable amount for any cash-generating unit to be materially different from the base case disclosed below.

	Recoverable amount less carrying value					
	Germany €bn	Italy €bn	Spain €bn	Ireland €bn	Romania €bn	Vantage Towers Germany €bn
Base case as at 31 March 2021	7.4	0.6	0.3	0.1	0.1	3.5
Change in projected adjusted EBITDA[1]						
Decrease by 5pps	(1.6)	(1.3)	(0.6)	(0.2)	(0.1)	2.4
Increase by 5pps	18.2	2.9	1.4	0.5	0.3	5.0
Change in long-term growth rate						
Decrease by 1pps	1.5	(0.1)	(0.3)	–	–	2.2
Increase by 1pps	16.0	1.6	1.0	0.3	0.2	6.1

The carrying values for Vodafone UK, Portugal, Czech Republic, and Hungary include goodwill arising from acquisitions and/or the purchase of operating licences or spectrum rights. The recoverable amounts for these operating companies are also not materially greater than their carrying values and accordingly are disclosed below.

If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised in the year ended 31 March 2021.

	Change required for carrying value to equal recoverable amount			
	UK pps	Portugal pps	Czech Republic pps	Hungary pps
Pre-tax risk adjusted discount rate	0.8	0.9	1.2	0.3
Long-term growth rate	(0.8)	(1.0)	(1.3)	(0.4)
Projected adjusted EBITDA[1]	(1.7)	(2.2)	(3.0)	(0.7)
Projected capital expenditure[2]	2.5	3.7	7.5	1.5

Notes:
1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. A pro-rata adjustment has been made to true up 31 March 2021 adjusted EBITDA to a full year where the towers business carve-out occurred during the year.
2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

140 Vodafone Group Plc
Annual Report on Form 20-F 2021
Strategic report Governance Financials Other information

Notes to the consolidated financial statements (continued)

4. Impairment losses (continued)

Year ended 31 March 2020

The disclosures below for the year ended 31 March 2020 are as previously disclosed in the 31 March 2020 Annual Report.

For the year ended 31 March 2020, the Group recorded impairment charges of €0.8 billion, €0.6 billion, €0.1 billion and €0.1 billion with respect to the Group's investments in Spain, Ireland, Romania and Vodafone Automotive respectively. The impairment charges relate solely to goodwill and are recognised in the consolidated income statement within operating profit/(loss). The recoverable amounts for Spain, Ireland, Romania and Vodafone Automotive are €5.6 billion, €1.2 billion, €0.9 billion and €0.0 billion respectively, and based on value in use calculations.

The COVID-19 outbreak developed rapidly in early 2020. Many countries have required businesses to limit or suspend operations and implemented travel restrictions and quarantine measures. The measures taken to contain the virus have adversely affected economic activity and disrupted many businesses. As the outbreak continues to progress and evolve, it is extremely challenging to predict the full extent and duration of its impact on Vodafone's businesses and the countries where Vodafone operates. Based on information available as at 31 March 2020, management made additional adjustments to the five year business plans used in the Group's impairment testing in order to reflect the estimated impact. The impairment charges recognised and discussed immediately below, were based on expected cash flows after applying these adjustments.

Challenging trading and economic conditions in Spain materialised in the prior financial year and management recognised an impairment charge following a reduction in projected cash flows. During the year ended 31 March 2020 there was an observable repositioning towards low-cost brands and competitive intensity within the multi-branded market was expected to remain elevated in the medium term. These factors led to management projecting lower cash flows and recognising an impairment charge with respect to the Group's investment in Spain.

The impairment charge recognised with respect to Ireland was attributable to increased competition and the aforementioned increased economic uncertainty. As a consequence, growth and ARPUs were expected to be lower. Management reflected these assumptions in expected cash flows.

The impairment charges recognised with respect to Romania and Vodafone Automotive reflect management's latest assessment of likely trading and economic conditions in the five year business plan. Management's view of the long-term potential in these markets remains unchanged.

The European Liberty Global assets acquired in July 2019 (see note 27 'Acquisitions and disposals') were subsumed within existing cash-generating units in Germany, Czech Republic, Hungary and Romania. The primary reason for acquiring the businesses was to create a converged national provider of digital infrastructure in Germany, together with creating converged communications operators in the Czech Republic, Hungary and Romania. Following the integration of the acquired businesses, management considered the cash flows within these cash-generating units to be largely interdependent and monitors performance on a country-level basis.

On 31 March 2020, the Group merged its passive tower infrastructure in Italy with INWIT (see note 27 'Acquisitions and disposals'). On the date of the merger, management monitored performance of its operations in Italy on a country-wide basis and considered Vodafone Italy, including its passive tower infrastructure, to be one cash-generating unit for the purpose of impairment testing as at 31 March 2020. No impairment in relation to Vodafone Italy would be necessary if impairment testing was performed on a post-merger basis at 31 March 2020.

Value in use assumptions

The table below shows key assumptions used in the value in use calculations.

	Assumptions used in value in use calculation					
	Germany %	Italy %	Spain %	Ireland %	Romania %	Vodafone Automotive %
Pre-tax risk adjusted discount rate	7.5	10.3	9.2	7.6	10.2	9.1
Long-term growth rate	0.5	0.5	0.5	0.5	1.0	1.9
Projected adjusted EBITDA[1]	3.8	0.2	8.2	3.0	8.0	31.3
Projected capital expenditure[2]	20.1-20.7	12.5-13.4	16.2-18.1	10.7-15.2	13.7-18.5	14.1-23.4

Sensitivity analysis

The estimated recoverable amount of the Group's operations in Germany and Italy exceed their carrying values by €6.6 billion and €1.8 billion respectively. If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2020.

	Change required for carrying value to equal recoverable amount	
	Germany pps	Italy pps
Pre-tax risk adjusted discount rate	1.1	1.7
Long-term growth rate	(1.0)	(2.0)
Projected adjusted EBITDA[1]	(3.2)	(3.1)
Projected capital expenditure[2]	11.4	7.9

141 Vodafone Group Plc
Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Management considered the following reasonably possible changes in the key adjusted EBITDA[1] and long-term growth rate assumptions, leaving all other assumptions unchanged. Due to increased uncertainty following the COVID-19 outbreak, management has widened the range of reasonably possible changes in the key adjusted EBITDA growth rate assumption to plus or minus 5 percentage points (2019: 2 percentage points). The sensitivity analysis presented is prepared on the basis that the reasonably possible change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. The associated impact on the impairment assessment is presented in the table below, with the exception of Vodafone Automotive, where no reasonably possible change in the key assumptions would materially change the impairment charge recognised.

Management believes that no reasonably possible or foreseeable change in the pre-tax adjusted discount rate or projected capital expenditure[2] would cause the difference between the carrying value and recoverable amount for any cash-generating unit to be materially different to the base case disclosed below.

	Recoverable amount less carrying value (prior to recognition of impairment charges)				
	Germany €bn	Italy €bn	Spain €bn	Ireland €bn	Romania €bn
Base case as at 31 March 2020	6.6	1.8	(0.8)	(0.6)	(0.1)
Change in projected adjusted EBITDA[1]					
Decrease by 5pps	(3.3)	(1.0)	(2.3)	(1.1)	(0.3)
Increase by 5pps	18.4	5.1	0.9	–	0.1
Change in long-term growth rate					
Decrease by 1pps	0.2	0.8	(1.5)	(0.8)	(0.2)
Increase by 1pps	15.8	3.0	–	(0.4)	–

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

	Change required for carrying value to equal recoverable amount			
	UK pps	Portugal pps	Czech Republic pps	Hungary pps
Pre-tax risk adjusted discount rate	1.1	1.5	1.7	1.9
Long-term growth rate	(1.3)	(1.6)	(1.8)	(2.2)
Projected adjusted EBITDA[1]	(2.3)	(3.4)	(4.0)	(3.9)
Projected capital expenditure[2]	4.5	7.1	12.5	9.1

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

VodafoneZiggo

The recoverable amount for VodafoneZiggo is not materially greater than its carrying value. If adverse impacts of economic, competitive, regulatory or other factors were to cause significant deterioration in the operations of VodafoneZiggo and the entity's expected future cash flows, this may lead to an impairment loss being recognised.

142 Vodafone Group Plc
Annual Report on Form 20-F 2021
Strategic report Governance Financials Other information

Notes to the consolidated financial statements (continued)

4. Impairment losses (continued)

Year ended 31 March 2019

The disclosures below for the year ended 31 March 2019 are as previously disclosed in the 31 March 2019 and 31 March 2020 Annual Reports.

For the year ended 31 March 2019, the Group recorded impairment charges of €2.9 billion, €0.3 billion, and €0.3 billion in respect of the Group's investments in Spain, Romania and Vodafone Idea respectively. The impairment charges with respect to Spain and Romania relate solely to goodwill and the impairment charge with respect to Vodafone Idea relates to the joint venture's carrying value. All impairment charges are recognised in the consolidated income statement within operating (loss)/profit. The recoverable amounts for Spain and Romania are €7.1 billion and €0.7 billion respectively and are based on value in use calculations. The recoverable amount for the Group's stake in Vodafone Idea is €1.6 billion and is based on its fair value less costs of disposal.

Following challenging current trading and economic conditions, management reassessed the expected future business performance in Spain. Following this reassessment, projected cash flows are lower and this led to an impairment charge with respect to the Group's investment in Spain. The impairment charge with respect to the Group's investment in Romania was driven by an increase in the yield on Romanian government bonds which increased the discount rate and management's reassessment of the long-term growth rate applied beyond the five year business plan.

Vodafone Idea Limited

The Group's investment in Vodafone Idea was tested for impairment at 31 March 2019 in accordance with applicable IFRS. Impairment testing was considered appropriate as a result of market conditions and declines in the quoted share price of the company during the period.

The market environment in India remained highly challenging with significant pricing pressure, which led to industry consolidation but a significantly lower level of profitability and greater pressure on financing. Management continues to consider it reasonable to assume an overall market and pricing recovery, however the timing and magnitude remains highly uncertain. Accordingly, there are a wide range of potential outcomes in deriving a current view of future business performance, cash flows and debt financing requirements for value in use purposes.

Management concluded that the fair value less costs of disposal based on an observable share price is the appropriate basis to determine the recoverable amount of the Group's investment in Vodafone Idea for the purpose of impairment testing for the year ended 31 March 2019. Where the recoverable amount is less than the investment's carrying amount, the carrying amount is reduced to the recoverable amount and an impairment is recognised.

The investment in Vodafone Idea was also tested for impairment as at 30 September 2018. The share price of INR38.55 implied a recoverable amount of INR152 billion (€1.8 billion) which was lower than the carrying value of the investment at the same date. An impairment charge of €0.3 billion was recognised to reduce the carrying value of the joint venture in the Group's consolidated statement of financial position.

Following the formal announcement of the terms of Vodafone Idea's rights issue on 20 March 2019, the Vodafone Idea share price went 'ex-rights' on 29 March 2019 and closed at INR18.25. Based on information available to management on 31 March 2019, the recoverable amount of the Group's investment in Vodafone Idea was determined based on key assumptions relating to the number of new shares to which management intended to subscribe (8.8 billion) and the associated cost under the terms of the rights issue (INR12.5 per share). After taking into account these key assumptions and the quoted share price, the recoverable amount of the Group's interest in Vodafone Idea was determined to be INR123 billion (€1.6 billion) as at 31 March 2019.

Vodafone Idea's share price is observable in a quoted market and is considered a level 1 input under the IFRS 13 fair value hierarchy. As management also considered the observable and unquoted inputs related to the number and cost of the new shares to be issued under the rights issue, the recoverable amount quoted above is considered to be a level 2 valuation under the IFRS 13 fair value hierarchy.

The recoverable amount is €0.2 billion higher than the carrying value of the investment as at 31 March 2019 and no further changes to the carrying value or impairment charge recognised in September 2018 are required.

The carrying value of Vodafone Idea that was tested for impairment was dependent on a wide range of assumptions, including the level of market pricing and the realisation of anticipated merger-related operating expenses and capital expenditure synergies. Should any of the assumptions not materialise, in whole or in part, these will impact the entity's expected future cash flows and may result in a future impairment. The carrying value is also dependent on the ability of the entity to refinance its liabilities as they fall due. Should this not be achievable, this will impact the liquidity of Vodafone Idea and will result in a future impairment, in whole or in part, of the Group's investment.

Based solely on the closing share price of Vodafone Idea on 13 May 2019, the recoverable amount of the Group's 45.2% interest would be €0.6 billion lower than the recoverable amount as at 31 March 2019. No adjustment was made to the carrying value of the Vodafone Idea joint venture as this was considered a non-adjusting event.

Value in use assumptions

The table below shows key assumptions used in the value in use calculations.

	Assumptions used in value in use calculation			
	Germany %	Italy %	Spain %	Romania %
Pre-tax adjusted discount rate	8.3	10.5	9.3	11.1
Long-term growth rate	0.5	1.0	0.5	1.0
Projected adjusted EBITDA[1]	2.9	(0.1)	9.2	3.8
Projected capital expenditure[2]	16.9–19.9	12.2–12.5	17.1–18.4	12.1–12.7

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

143 Vodafone Group Plc
Annual Report on Form 20-F 2021 | Strategic report | Governance | Financials | Other information

Sensitivity analysis

The estimated recoverable amount of the Group's operations in Germany, Italy, Spain and Romania exceed their carrying values by €7.4 billion, €2.7 billion, €0.5 billion and €0.1 billion respectively. If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2019.

	Change required for carrying value to equal recoverable amount			
	Germany pps	Italy pps	Spain pps	Romania pps
Pre-tax adjusted discount rate	2.1	2.5	0.5	1.2
Long-term growth rate	(2.2)	(2.9)	(0.7)	(1.5)
Projected adjusted EBITDA[1]	(4.9)	(4.6)	(1.3)	(2.0)
Projected capital expenditure[2]	15.4	11.2	2.7	3.3

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

Management considered the following reasonably possible changes in the key EBITDA[1] assumption while leaving all other assumptions unchanged. The associated impact on the impairment assessment is presented in the table below.

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

	Change required for carrying value to equal recoverable amount		
	UK pps	Ireland pps	Portugal pps
Pre-tax risk adjusted discount rate	0.7	1.2	0.7
Long-term growth rate	(0.9)	(1.4)	(0.7)
Projected adjusted EBITDA[1]	(1.9)	(2.7)	(1.4)
Projected capital expenditure[2]	3.3	8.4	3.4

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

VodafoneZiggo

Following the merger, the recoverable amount for VodafoneZiggo is not materially greater than its carrying value. If adverse impacts of economic, competitive, regulatory or other factors were to cause significant deterioration in the operations of VodafoneZiggo and the entity's expected future cash flows, this may lead to an impairment loss being recognised.

144 Vodafone Group Plc
Annual Report on Form 20-F 2021
Strategic report Governance Financials Other information

Notes to the consolidated financial statements (continued)

5. Investment income and financing costs

Investment income comprises interest received from short-term investments and other receivables. Financing costs mainly arise from interest due on bonds and commercial paper issued, bank loans and the results of hedging transactions used to manage foreign exchange and interest rate movements.

	2021 €m	2020 €m	2019 €m
Investment income:			
Financial assets measured at amortised cost	306	157	286
Financial assets measured at fair value through profit and loss	24	91	147
	330	**248**	**433**
Financing costs[1]:			
Financial liabilities measured at amortised cost			
Bonds	1,722	1,580	1,194
Lease liabilities	374	330	–
Bank loans and other liabilities[2]	463	626	419
Interest on derivatives	(485)	(354)	(139)
Mark-to-market on derivatives	(1,070)	1,162	424
Foreign exchange	23	205	190
	1,027	**3,549**	**2,088**
Net financing costs	**697**	**3,301**	**1,655**

Notes:
1 Components of financing costs for 2020 and 2019 have been represented to align with the 2021 presentation, primarily combining interest costs on derivatives that were previously shown as items within hedging relationships and other liabilities. There is no impact on total financing costs.
2 Interest capitalised for the year ended 31 March 2021 was €17 million (2020: €25 million, 2019: €nil)

145 Vodafone Group Plc
Annual Report on Form 20-F 2021
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

Current tax payable or recoverable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because some items of income or expense are taxable or deductible in different years or may never be taxable or deductible. The Group's liability for current tax is calculated using tax rates and laws that have been enacted or substantively enacted by the reporting period date.

The Group recognises provisions for uncertain tax positions when the Group has a present obligation as a result of a past event and management judge that it is probable that there will be a future outflow of economic benefits from the Group to settle the obligation. Uncertain tax positions are assessed and measured on an issue by issue basis within the jurisdictions that we operate either using management's estimate of the most likely outcome where the issues are binary, or the expected value approach where the issues have a range of possible outcomes. The Group recognises interest on late paid taxes as part of financing costs, and any penalties, if applicable, as part of the income tax expense.

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

The carrying amount of deferred tax assets is reviewed at each reporting period date and adjusted to reflect changes in the Group's assessment that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

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

Income tax expense	2021 €m	2020 €m	2019 €m
United Kingdom corporation tax expense/(credit):			
Current year	24	42	21
Adjustments in respect of prior years	3	(6)	(9)
	27	**36**	**12**
Overseas current tax expense/(credit):			
Current year	872	900	1,098
Adjustments in respect of prior years	(30)	80	(48)
	842	**980**	**1,050**
Total current tax expense	**869**	**1,016**	**1,062**
Deferred tax on origination and reversal of temporary differences:			
United Kingdom deferred tax	(94)	(318)	(232)
Overseas deferred tax	3,089	552	666
Total deferred tax expense	**2,995**	**234**	**434**
Total income tax expense	**3,864**	**1,250**	**1,496**

UK operating profits are more than offset by statutory allowances for capital investment in the UK network and systems plus ongoing interest costs including those arising from the €10.7 billion of spectrum payments to the UK government in 2000, 2013 and 2018.

146 Vodafone Group Plc
Annual Report on Form 20-F 2021
Strategic report Governance Financials Other information

Notes to the consolidated financial statements (continued)

6. Taxation (continued)

Tax on discontinued operations

	2021 €m	2020 €m	2019 €m
Tax credit on profit from ordinary activities of discontinued operations	**–**	**–**	**(56)**

Tax (credited)/charged directly to other comprehensive income

	2021 €m	2020 €m	2019 €m
Current tax	(17)	(26)	3
Deferred tax	(1,009)	830	56
Total tax (credited)/charged directly to other comprehensive income	**(1,026)**	**804**	**59**

Tax (credited)/charged directly to equity

	2021 €m	2020 €m	2019 €m
Deferred tax	(2)	–	4
Total tax (credited)/charged directly to equity	**(2)**	**–**	**4**

Factors affecting the tax expense for the year

The table below explains the differences between the expected tax expense, being the aggregate of the Group's geographical split of profits multiplied by the relevant local tax rates and the Group's total tax expense for each year.

	2021 €m	2020 €m	2019 €m
Continuing profit/(loss) before tax as shown in the consolidated income statement	**4,400**	**795**	**(2,613)**
Aggregated expected income tax expense/(credit)	1,124	226	(457)
Impairment losses with no tax effect	–	332	807
Disposal of Group investments[1]	(332)	(1,113)	–
Effect of taxation of associates and joint ventures, reported within profit before tax	56	728	262
(Recognition)/derecognition of deferred tax assets for losses in Luxembourg and Spain[2]	–	–	1,186
Deferred tax following revaluation of investments in Luxembourg[2]	2,819	(348)	(488)
Previously unrecognised temporary differences we expect to use in the future	(45)	(14)	–
Current year temporary differences (including losses) that we currently do not expect to use	170	352	78
Adjustments in respect of prior year tax liabilities	(10)	(86)	(94)
Impact of tax credits and irrecoverable taxes	90	52	79
Deferred tax on overseas earnings	–	3	(39)
Effect of current year changes in statutory tax rates on deferred tax balances[3]	(45)	757	(2)
Financing costs not deductible for tax purposes	(62)	174	67
Expenses not deductible for tax purposes	99	187	97
Income tax expense	**3,864**	**1,250**	**1,496**

Notes:
1 2021 includes the tax tax exempt gains relating to the TPG Telecom Limited merger in Australia and Indus Towers Limited in India. 2020 relates to tax exempt disposal gains of New Zealand, Malta and merger of our Italian Towers with INWIT
2 See note below regarding deferred tax asset recognition in Luxembourg and Spain on pages 128 and 129.
3 2020 includes the impact of a lower corporate tax rate in Luxembourg and the impact of the retention of the 19% corporate tax rate in the UK nalysis of movements in the net deferred tax balance during the year €m pril , oreign exchange movements harged to the income statement continuing operations , harged directly to , harged directly to euity rising on acuisitions and disposals 2 eferred tax assets and liabilities, before offset of balances within countries, are as follows m m m m €m €m €m €m €m ccelerated tax depreciation , , ntangible assets , , Tax losses , , – , , Treasury related items Temporary differences relating to revenue recognition – Temporary differences relating to leases – ther temporary differences , 2 nalysed in the balance sheet, after offset of balances within countries, as €m eferred tax asset , eferred tax liability , 2 t arch , deferred tax assets and liabilities, before offset of balances within countries, were as follows mount et credited recognised expensed Gross Gross ess deferred tax in income deferred deferred tax amounts liability statement tax asset liability unrecognised asset €m €m €m €m €m ccelerated tax depreciation , , ntangible assets , , Tax losses , – , , Treasury related items Temporary differences relating to revenue recognition – Temporary differences relating to leases – ther temporary differences , 1,2 t arch , analysed in the balance sheet, after offset of balances within countries, as €m eferred tax asset eferred tax liability 1,2 otes omparatives for the year ended arch have been represented to reflect that odafone gypt is no longer held for sale. ee note iscontinued operations and assets and liabilities held for sale. The Group does not discount its deferred tax assets. This is in accordance with the reuirements of . otes to te onsoate nana statements ontnue 00 01 €m €m €m m – – m m 00 01 €m €m €m urrent ta 17 eerre ta 100 0 m m 00 01 €m €m €m eerre ta – – The table below explains the differences between the expected tax expense, being the aggregate of the Group’s geographical spt o profits multiplied by the relevant local tax rates and the Group’s total tax expense for each year. 00 01 €m €m €m m m ggregate epete nome ta epenseret 11 7 mparment osses t no ta eet – 07 sposa o Group nestments1 111 – et o taaton o assoates an ont entures reporte tn prot eore ta 7 eogntonereognton o eerre ta assets or osses n uemourg an pan – – 11 eerre ta oong reauaton o nestments n uemourg 1 reous unreognse temporar erenes e epet to use n te uture 1 – urrent ear temporar erenes nung osses tat e urrent o not epet to use 170 7 ustments n respet o pror ear ta ates 10 mpat o ta rets an rreoerae taes 0 7 eerre ta on oerseas earnngs – et o urrent ear anges n statutor ta rates on eerre ta aanes 77 nanng osts not eute or ta purposes 17 7 penses not eute or ta purposes 17 7 m otes 1 01 nues te ta ta eempt gans reatng to te G eeom mte merger n ustraa an nus oers mte n na. 00 reates to ta eempt sposa gans o e eaan ata an merger o our taan oers t ee note eo regarng eerre ta asset reognton n uemourg an pan on pages 1 an 1. 00 nues te mpat o a oer orporate ta rate n uemourg an te mpat o te retenton o te 1 orporate ta rate n te 147 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Notes to the consolidated financial statements (continued) Notes to the consolidated financial statements (continued) 148 Vodafone Group Plc Annual Report 2021 2020 C2 General 6. Taxation (continued) Factors affecting the tax charge in future years The Group’s future tax charge, and effective tax rate, could be affected by several factors including: tax reform in countries around the world, including any arising from the OECD’s or European Commission’s work on the taxation of the digital economy and European Commission initiatives such as the proposed tax and financial reporting directive or as a consequence of state aid investigations, future corporate acquisitions and disposals, any restructuring of our businesses and the resolution of open tax issues (see below). On 25 April 2019, the European Commission published its full decision in relation to its investigation into the ‘group financing exemption’ (GFE) in the UK’s controlled foreign company rules and whether the GFE constituted unlawful State Aid. It concluded the GFE does not constitute unlawful state aid when the managing of the financing activities is outside the UK. We consider that the Group’s Luxembourg financing activities are properly established and operate in accordance with EU and local law as well as the OECD’s transfer pricing guidelines and on 27 May 2021 the UK tax authorities confirmed they reached the view that Vodafone was not in receipt of any state aid relating to the GFE. The European Commission has indicated that it agrees with this conclusion. In March 2021, the UK government announced its intention to increase the corporation tax rate from 19% to 25% effective from 1 April 2023. The increased rate was substantively enacted on 24 May 2021 and if our deferred tax assets at 31 March 2021 were remeasured using this rate, their value would increase by approximately €350 million. The Group is routinely subject to audit by tax authorities in the territories in which it operates. The Group considers each issue on its merits and, where appropriate, holds provisions in respect of the potential tax liability that may arise. As at 31 March 2021, the Group holds provisions for such potential liabilities of €606 million (2020: €638 million). These provisions relate to multiple issues, across the jurisdictions in which the Group operates. As the tax impact of a transaction can be uncertain until a conclusion is reached with the relevant tax authority or through a legal process, the amount ultimately paid may differ materially from the amount accrued and could therefore affect the Group's overall profitability and cash flows in future periods. See note 29 "Contingent liabilities and legal proceedings" to the consolidated financial statements. At 31 March 2021, the gross amount and expiry dates of losses available for carry forward are as follows: Expiring Expiring within beyond 5 years 6 years Unlimited Total €m €m €m €m Losses for which a deferred tax asset is recognised 63 222 86,623 86,908 Losses for which no deferred tax is recognised 245 13,217 23,479 36,941 308 13,439 110,102 123,849 At 31 March 2020, the gross amount and expiry dates of losses available for carry forward were as follows: Expiring Expiring within beyond 5 years 6 years Unlimited Total €m €m €m €m Losses for which a deferred tax asset is recognised 531 143 99,828 100,502 Losses for which no deferred tax is recognised 759 9,404 22,772 32,935 1,290 9,547 122,600 133,437 Deferred tax assets on losses in Luxembourg Included in the table above are losses of €69,742 million (2019: €82,372 million) that have arisen in Luxembourg companies. A deferred tax asset of €17,394 million (2020: €20,544 million) has been recognised in respect of these losses, as we conclude it is probable that the Luxembourg entities will continue to generate taxable profits in the future against which we can utilise these losses. These tax losses principally arose from historical impairments, primarily following the acquisition of the Mannesmann Group in 2000. These losses arose prior to the 2017 tax reform in Luxembourg and are available to carry forward indefinitely. The Luxembourg companies hold investments in the Group’s operating companies which are assessed for impairment for local GAAP financial statements using the Group’s value in use calculations (see note 4 “Impairment losses”). Impairments and reversals of impairments are recorded in the local GAAP financial statements and therefore carrying values and valuation methodology differs from the goodwill assessment for the Group’s consolidated financial statements. This assessment can give rise to tax deductible impairments or taxable reversals of previous impairments. Following the 2017 tax reform in Luxembourg, tax losses expire after 17 years and are only used after any pre-existing losses. In the years ended 31 March 2019 and 31 March 2020 the Luxembourg companies had tax deductible impairments resulting in additional tax losses. No deferred tax asset is recognised for these losses on the basis that they are not forecast to be used prior to the expiry of their 17 year life. In a period where pre-existing tax losses are not utilised due to impairments arising the forecast utilisation timeframe extends by one year. The reversal of impairments can result in a significant reduction to our deferred tax assets and the period over which these assets can be utilised. In the year ended 31 March 2021 a reversal of previous impairments of €12 billion has arisen in Luxembourg. This represents taxable income against which the brought forward losses can be used. This is the main driver of the reduction in the losses, and the associated deferred tax asset, compared to the prior period. Strategic report Governance Financials Other information 148 Vodafone Group Plc  Annual Report on Form 20-F 2021

m companies’ m Group’s m m €1bn m m m m m m m m m m mm mm m mm m Group’s m Group’s m m €2,881 m €4,891 m m m m m m m m m m m m m m m m m m m m €12,975 m €9,242 m Group’s m m €9,136 m €9,136 m m m m m € m €17, m m m m m € m €2, m m m m mm m m m m € m € m m m € m €7, m m m € m € m m m m €7,522 m €7,130 m m m m m m m Notes to the consolidated financial statements (continued) 148 Vodafone Group Plc Annual Report 2021 2020 C2 General 6. Taxation (continued) Factors affecting the tax charge in future years The Group’s future tax charge, and effective tax rate, could be affected by several factors including: tax reform in countries around the world, including any arising from the OECD’s or European Commission’s work on the taxation of the digital economy and European Commission initiatives such as the proposed tax and financial reporting directive or as a consequence of state aid investigations, future corporate acquisitions and disposals, any restructuring of our businesses and the resolution of open tax issues (see below). On 25 April 2019, the European Commission published its full decision in relation to its investigation into the ‘group financing exemption’ (GFE) in the UK’s controlled foreign company rules and whether the GFE constituted unlawful State Aid. It concluded the GFE does not constitute unlawful state aid when the managing of the financing activities is outside the UK. We consider that the Group’s Luxembourg financing activities are properly established and operate in accordance with EU and local law as well as the OECD’s transfer pricing guidelines and on 27 May 2021 the UK tax authorities confirmed they reached the view that Vodafone was not in receipt of any state aid relating to the GFE. The European Commission has indicated that it agrees with this conclusion. In March 2021, the UK government announced its intention to increase the corporation tax rate from 19% to 25% effective from 1 April 2023. The increased rate was substantively enacted on 24 May 2021 and if our deferred tax assets at 31 March 2021 were remeasured using this rate, their value would increase by approximately €350 million. The Group is routinely subject to audit by tax authorities in the territories in which it operates. The Group considers each issue on its merits and, where appropriate, holds provisions in respect of the potential tax liability that may arise. As at 31 March 2021, the Group holds provisions for such potential liabilities of €606 million (2020: €638 million). These provisions relate to multiple issues, across the jurisdictions in which the Group operates. As the tax impact of a transaction can be uncertain until a conclusion is reached with the relevant tax authority or through a legal process, the amount ultimately paid may differ materially from the amount accrued and could therefore affect the Group's overall profitability and cash flows in future periods. See note 29 "Contingent liabilities and legal proceedings" to the consolidated financial statements. At 31 March 2021, the gross amount and expiry dates of losses available for carry forward are as follows: Expiring Expiring within beyond 5 years 6 years Unlimited Total €m €m €m €m Losses for which a deferred tax asset is recognised 63 222 86,623 86,908 Losses for which no deferred tax is recognised 245 13,217 23,479 36,941 308 13,439 110,102 123,849 At 31 March 2020, the gross amount and expiry dates of losses available for carry forward were as follows: Expiring Expiring within beyond 5 years 6 years Unlimited Total €m €m €m €m Losses for which a deferred tax asset is recognised 531 143 99,828 100,502 Losses for which no deferred tax is recognised 759 9,404 22,772 32,935 1,290 9,547 122,600 133,437 Deferred tax assets on losses in Luxembourg Included in the table above are losses of €69,742 million (2019: €82,372 million) that have arisen in Luxembourg companies. A deferred tax asset of €17,394 million (2020: €20,544 million) has been recognised in respect of these losses, as we conclude it is probable that the Luxembourg entities will continue to generate taxable profits in the future against which we can utilise these losses. These tax losses principally arose from historical impairments, primarily following the acquisition of the Mannesmann Group in 2000. These losses arose prior to the 2017 tax reform in Luxembourg and are available to carry forward indefinitely. The Luxembourg companies hold investments in the Group’s operating companies which are assessed for impairment for local GAAP financial statements using the Group’s value in use calculations (see note 4 “Impairment losses”). Impairments and reversals of impairments are recorded in the local GAAP financial statements and therefore carrying values and valuation methodology differs from the goodwill assessment for the Group’s consolidated financial statements. This assessment can give rise to tax deductible impairments or taxable reversals of previous impairments. Following the 2017 tax reform in Luxembourg, tax losses expire after 17 years and are only used after any pre-existing losses. In the years ended 31 March 2019 and 31 March 2020 the Luxembourg companies had tax deductible impairments resulting in additional tax losses. No deferred tax asset is recognised for these losses on the basis that they are not forecast to be used prior to the expiry of their 17 year life. In a period where pre-existing tax losses are not utilised due to impairments arising the forecast utilisation timeframe extends by one year. The reversal of impairments can result in a significant reduction to our deferred tax assets and the period over which these assets can be utilised. In the year ended 31 March 2021 a reversal of previous impairments of €12 billion has arisen in Luxembourg. This represents taxable income against which the brought forward losses can be used. This is the main driver of the reduction in the losses, and the associated deferred tax asset, compared to the prior period. 149 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

150 | Vodafone Group Plc
Annual Report on Form 20-F 2021 | Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

7. Discontinued operations and assets and liabilities held for sale

The Group classifies certain of its assets that it expects to dispose as either discontinued operations or as held for sale.

The Group classifies non-current assets and assets and liabilities within disposal groups ('assets') as held for sale if the assets are available immediately for sale in their present condition, management is committed to a plan to sell the assets under usual terms, it is highly probable that their carrying amounts will be recovered principally through a sale transaction rather than through continuing use and the sale is expected to be completed within one year from the date of the initial classification.

Assets and liabilities classified as held for sale are presented separately as current items in the consolidated statement of financial position and are measured at the lower of their carrying amount and fair value less costs to sell. Property, plant and equipment and intangible assets are not depreciated or amortised once classified as held for sale; this also applies in respect of assets held by equity accounted associates and joint ventures.

Where operations constitute a separately reportable segment (see note 2 "Revenue disaggregation and segmental analysis") and have been disposed of, or are classified as held for sale, the Group classifies such operations as discontinued.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the Group consolidated income statement. Discontinued operations are also excluded from segment reporting. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

Discontinued operations

On 20 March 2017, Vodafone announced the agreement to combine its subsidiary, Vodafone India Limited (excluding its 42% stake in Indus Towers Limited), with Idea Cellular in India. Consequently, Vodafone India Limited has been accounted for as a discontinued operation for the period up to 31 August 2018, the date the transaction completed, the results of which are detailed below.

Income statement and segment analysis of discontinued operations

	2021 €m	2020 €m	2019[1] €m
Revenue	–	–	**1,561**
Cost of sales	–	–	(1,185)
Gross profit	–	–	**376**
Selling and distribution expenses	–	–	(92)
Administrative expenses	–	–	(134)
Operating profit	–	–	**150**
Financing costs	–	–	(321)
Loss before taxation	–	–	**(171)**
Income tax credit	–	–	56
Loss after tax of discontinued operations	–	–	**(115)**
Loss on sale of disposal group	–	–	**(3,420)**
Loss for the financial year from discontinued operations	–	–	**(3,535)**

Loss per share from discontinued operations

	2021 eurocents	2020 eurocents	2019 eurocents
– Basic	–	–	(12.80)c
– Diluted	–	–	(12.80)c

Total comprehensive expense for the financial year from discontinued operations

	2021 €m	2020 €m	2019 €m
Attributable to owners of the parent	–	–	**(3,535)**

Note:
1 Results for the five months ended 31 August 2018 when the transaction completed.

151 Vodafone Group Plc
Annual Report on Form 20-F 2021
Strategic report Governance Financials Other information

Assets and liabilities held for sale

Assets and liabilities held for sale at 31 March 2021 comprise the Group's 28.1% interest in Indus Towers. The Group's interest in Indus Towers has been provided as security against both certain bank borrowings (see note 21 "Borrowings") and partly to the pledges provided to the new Indus Towers entity under the terms of the merger between erstwhile Indus Towers and Bharti Infratel (see note 29 "Contingent liabilities and legal proceedings").

Assets and liabilities held for sale at 31 March 2020 comprised a 24.95% interest in Vodafone Hutchison Australia Pty Limited ('VHA') and the Group's 55% interest in Vodafone Egypt. On 26 June 2020, VHA and TPG Telecom Limited completed their merger (see note 12 "Investments in associates and joint arrangements" for further details). On 21 December 2020, the Group announced that its discussions with Saudi Telecom Company had ended. Consequently, the prior year comparatives in the consolidated statement of financial position have been re-presented to reflect that Vodafone Egypt is no longer held for sale. There is no net impact on either Total assets or Total equity and liabilities, although certain line items have been re-presented, as detailed below.

Assets and liabilities held for sale and the impact of the reclassification of Vodafone Egypt

The table below discloses the impacted line items only. The consolidated statement of financial position is on page 122 and has not been reproduced below in its entirety.

	2021 €m	As previously presented 2020 €m	Impact of Egypt reclassification 2020 €m	Re-presented 2020 €m
Non-current assets				
Goodwill	–	107	(107)	–
Other intangible assets	–	379	(379)	–
Property, plant and equipment	–	916	(916)	–
Investments in associates and joint ventures	1,257	(412)	–	(412)
Trade and other receivables	–	15	(15)	–
	1,257	**1,005**	**(1,417)**	**(412)**
Current assets				
Inventory	–	13	(13)	–
Taxation recoverable	–	3	(3)	–
Trade and other receivables	–	313	(313)	–
Cash and cash equivalents	–	273	(273)	–
	–	**602**	**(602)**	**–**
Assets held for sale	**1,257**	**1,607**	**(2,019)**	**(412)**
Non-current liabilities				
Borrowings	–	57	(57)	–
Deferred tax liabilities	–	60	(60)	–
Provisions	–	5	(5)	–
	–	**122**	**(122)**	**–**
Current liabilities				
Borrowings	–	150	(150)	–
Taxation liabilities	–	116	(116)	–
Provisions	–	29	(29)	–
Trade and other payables	–	634	(634)	–
	–	**929**	**(929)**	**–**
Liabilities held for sale	**–**	**1,051**	**(1,051)**	**–**

otes to te consoidated inancia statements (continued) Basic earnings per sare is te amount o proit generated or te inancia ear attriutae to euit sareoders divided te weigted average numer o sares in issue during te ear. iions iions eigted average numer o sares or asic earnings per sare ect o diutive potentia sares restricted sares and sare options – – m 2020 €m €m roit(oss) or earnings per sare rom continuing operations () () oss or earnings per sare rom discontinued operations – – () eurocents eurocents Basic earnings(oss) per sare rom continuing operations .c (.)c (.)c oss per sare rom discontinued operations – – (.)c eurocents eurocents iuted earnings(oss) per sare rom continuing operations .c (.)c (.)c iuted oss per sare rom discontinued operations – – (.)c ividends are one tpe o sareoder return istorica paid to our sareoders in eruar and August. €m €m €m ina dividend or te ear ended arc . eurocents per sare ( . eurocents per sare . eurocents per sare) Interim dividend or te ear ended arc . eurocents per sare ( . eurocents per sare . eurocents per sare) ina dividend or te ear ended arc . eurocents per sare ( . eurocents per sare . eurocents per sare) €m Notes to the consolidated financial statements (continued) Strategic report Governance Financials Other information 152 Vodafone Group Plc  Annual Report on Form 20-F 2021

m m m m m m mm m m “Critical m m uncertainty” m m m m m m management’s m Group’s m m mm m mm m m m m m m m m m m m m m m m m m m m m m m m m m m m m m m m mmm m m m m m m m m m m m m m m m m m m m m m m m m m Group’s m m m m m m m m m m m m – m – m – – m otes to te consoidated inancia statements (continued) Basic earnings per sare is te amount o proit generated or te inancia ear attriutae to euit sareoders divided te weigted average numer o sares in issue during te ear. iions iions eigted average numer o sares or asic earnings per sare ect o diutive potentia sares restricted sares and sare options – – m 2020 €m €m roit(oss) or earnings per sare rom continuing operations () () oss or earnings per sare rom discontinued operations – – () eurocents eurocents Basic earnings(oss) per sare rom continuing operations .c (.)c (.)c oss per sare rom discontinued operations – – (.)c eurocents eurocents iuted earnings(oss) per sare rom continuing operations .c (.)c (.)c iuted oss per sare rom discontinued operations – – (.)c ividends are one tpe o sareoder return istorica paid to our sareoders in eruar and August. €m €m €m ina dividend or te ear ended arc . eurocents per sare ( . eurocents per sare . eurocents per sare) Interim dividend or te ear ended arc . eurocents per sare ( . eurocents per sare . eurocents per sare) ina dividend or te ear ended arc . eurocents per sare ( . eurocents per sare . eurocents per sare) €m 153 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

154 Vodafone Group Plc
Annual Report on Form 20-F 2021
Strategic report Governance Financials Other information

Notes to the consolidated financial statements (continued)

10. Intangible assets (continued)

	Goodwill €m	Licence and spectrum fees €m	Computer software €m	Customer bases[1] €m	Other[1] €m	Total €m
Cost:						
1 April 2019	**89,563**	**31,606**	**17,209**	**6,716**	**471**	**145,565**
Exchange movements	(563)	(479)	(196)	(271)	(39)	(1,548)
Arising on acquisition	11,752	–	184	5,585	71	17,592
Disposal of subsidiaries	(1,582)	(129)	(409)	(66)	(10)	(2,196)
Additions	–	1,776	2,278	–	7	4,061
Disposals	–	(83)	(2,383)	–	(47)	(2,513)
Other	–	–	85	–	–	85
31 March 2020[2]	**99,170**	**32,691**	**16,768**	**11,964**	**453**	**161,046**
Exchange movements	107	234	43	144	11	539
Arising on acquisition	87	–	–	200	–	287
Additions	–	896	2,462	1	8	3,367
Disposals	–	(293)	(1,651)	(1)	(2)	(1,947)
Other	–	–	211	–	(4)	207
31 March 2021	**99,364**	**33,528**	**17,833**	**12,308**	**466**	**163,499**
Accumulated impairment losses and amortisation:						
1 April 2019	**66,210**	**19,004**	**12,232**	**6,653**	**461**	**104,560**
Exchange movements	(103)	(338)	(119)	(231)	(34)	(825)
Impairments	1,685	–	–	–	–	1,685
Disposal of subsidiaries	–	(69)	(305)	(66)	(10)	(450)
Amortisation charge for the year	–	1,833	2,203	349	74	4,459
Disposals	–	(70)	(2,353)	–	(48)	(2,471)
Other	–	–	79	–	–	79
31 March 2020[2]	**67,792**	**20,360**	**11,737**	**6,705**	**443**	**107,037**
Exchange movements	(159)	255	3	131	11	241
Amortisation charge for the year	–	1,721	2,210	488	2	4,421
Disposals	–	(293)	(1,643)	–	(1)	(1,937)
Other	–	–	189	–	(1)	188
31 March 2021	**67,633**	**22,043**	**12,496**	**7,324**	**454**	**109,950**
Net book value:						
31 March 2020[2]	**31,378**	**12,331**	**5,031**	**5,259**	**10**	**54,009**
31 March 2021	**31,731**	**11,485**	**5,337**	**4,984**	**12**	**53,549**

Notes:
1 Customer bases and Other elements of intangible assets have been presented separately for the current reporting period and the comparative period has been re-presented on the same basis.
2 The comparative balances as at 31 March 2020 have been re-presented to reflect that Vodafone Egypt is no longer held for sale. See note 7 "Discontinued operations and assets and liabilities held for sale". The impact of the re-presentation is to increase the net book value of Goodwill by €107 million, licence and spectrum fees by €324 million, Computer software by €57 million and decrease Other by €2 million compared to amounts previously reported.

For licences and spectrum and other intangible assets, amortisation is included within the cost of sales line within the consolidated income statement.

The net book value and expiry dates of the most significant licences are as follows:

	Expiry dates	2021 €m	2020 €m
Germany	2025/2033/2040	3,564	4,208
Italy	2029/2037	3,429	3,683
UK	2022/2023/2033/2038/2041	1,383	1,801

The remaining amortisation period for each of the licences in the table above corresponds to the expiry date of the respective licence. A summary of the Group's most significant spectrum licences can be found on pages 238 and 239.

m e Group maes siniicant inestments in netor euipment and inrastructure – te ase stations and tecnolo reuired to operate our netors – tat orm te maorit o our tanile assets. ll assets are depreciated oer teir useul economic lies. or urter details on te estimation o useul economic lies see “Critical accountin udements and e sources o estimation uncertainty” in note 1 to te consolidated inancial statements. and and uildins eld or use are stated in te statement o inancial position at teir cost less an accumulated depreciation and an accumulated impairment losses. mounts or euipment itures and ittins ic includes netor inrastructure assets are stated at cost less accumulated depreciation and an accumulated impairment losses. ssets in te course o construction are carried at cost less an reconised impairment losses. Depreciation o tese assets commences en te assets are read or teir intended use. e cost o propert plant and euipment includes directl attriutale incremental costs incurred in teir acuisition and installation. Depreciation is cared so as to rite o te cost o assets oter tan land usin te straitline metod oer teir estimated useul lies as ollos Land and buildings – reeold uildins 25 50 ears – easeold premises te term o te lease Equipment, fixtures and fittings – etor inrastructure and oter 1 35 ears Depreciation is not proided on reeold land. itouse assets arisin rom te Group’s lease arranements are depreciated oer teir reasonal certain lease term as determined under te Group’s leases polic see note 20 “Leases” and “Critical accountin udements and e sources o estimation uncertainty” in note 1 or details. e ain or loss arisin on te disposal retirement or rantin o a inance lease on an item o propert plant and euipment is determined as te dierence eteen an proceeds rom sale or receiales arisin on a lease and te carrin amount o te asset and is reconised in te income statement. otes to te consoliate inancial statements continue icence an Computer Customer Gooill spectrum ees sotare ases ter otal €m €m €m €m €m €m cange moements rising on acuisition – isposal o susiiaries itions – – isposals – – ter – – – – 2 cange moements rising on acuisition – – – itions – isposals – ter – – – m mm m cange moements mpairments – – – – isposal o susiiaries – mortisation carge or te year – isposals – – ter – – – – 2 cange moements mortisation carge or te year – isposals – – ter – – – 2 otes Customer ases an ter elements o intangile assets ae een presente separately or te current reporting perio an te comparatie perio as een represente on te same asis e comparatie alances as at arc ae een represente to relect tat oaone gypt is no longer el or sale ee note “Discontinued operations an assets an liailities el or sale”. e impact o te representation is to increase te net oo alue o Gooill y €107 million licence an spectrum ees y €324 million Computer sotare y €57 million an ecrease ter y €2 million compare to amounts preiously reporte or licences an spectrum an oter intangile assets amortisation is inclue itin te cost o sales line itin te consoliate income statement e net oo alue an epiry ates o te most signiicant licences are as ollos piry ates €m €m Germany taly e remaining amortisation perio or eac o te licences in te tale aoe correspons to te epiry ate o te respectie licence summary o te Group’s most signiicant spectrum licences can e oun on pages an 155 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

156 Vodafone Group Plc
Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Notes to the consolidated financial statements (continued)

11. Property, plant and equipment (continued)

	Land and buildings €m	Equipment, fixtures and fittings €m	Total €m
Cost:			
1 April 2019	**2,257**	**70,260**	**72,517**
Exchange movements	(58)	(1,000)	(1,058)
Arising on acquisition	49	3,642	3,691
Additions	76	5,161	5,237
Disposals	(51)	(3,218)	(3,269)
Disposals of subsidiaries	(22)	(2,851)	(2,873)
Other	10	311	321
31 March 2020[1]	**2,261**	**72,305**	**74,566**
Exchange movements	25	188	213
Arising on acquisition	74	19	93
Additions	47	5,666	5,713
Disposals	(100)	(2,512)	(2,612)
Other	8	308	316
31 March 2021	**2,315**	**75,974**	**78,289**
Accumulated depreciation and impairment:			
1 April 2019	1,244	44,603	45,847
Exchange movements	(21)	(498)	(519)
Charge for the year	109	5,886	5,995
Disposals	(42)	(3,145)	(3,187)
Disposals of subsidiaries	(17)	(2,017)	(2,034)
Other	(4)	104	100
31 March 2020[1]	**1,269**	**44,933**	**46,202**
Exchange movements	8	114	122
Charge for the year	39	5,727	5,766
Disposals	(97)	(2,448)	(2,545)
Other	(3)	77	74
31 March 2021	**1,216**	**48,403**	**49,619**
Net book value:			
31 March 2020[1]	**992**	**27,372**	**28,364**
31 March 2021	**1,099**	**27,571**	**28,670**

Note:
1 The comparative balances as at 31 March 2020 have been re-presented to reflect that Vodafone Egypt is no longer held for sale. See note 7 "Discontinued operations and assets and liabilities held for sale". The impact of the re-presentation is to increase the net book value of owned assets including Land and buildings by €37 million and Equipment, fixtures and fittings by €818 million, compared to amounts previously reported.

Included in the net book value of land and buildings and equipment, fixtures and fittings are assets in the course of construction, which are not depreciated, with a cost of €15 million (2020: €34 million) and €2,243 million (2020: €1,914 million) respectively. Also included in the book value of equipment, fixtures and fittings are assets leased out by the Group under operating leases, with a cost of €2,930 million (2020: €2,966 million), accumulated depreciation of €1,828 million (2020: €1,678 million) and net book value of €1,102 million (2020: €1,288 million).

Right-of-use assets arising from the Group's lease arrangements are recorded within property, plant and equipment:

	2021 €m	2020 €m
Property, plant and equipment (owned assets)	28,670	28,364
Right-of-use assets[2]	12,573	11,749
31 March	**41,243**	**40,113**

Note:
2 Additions of €5,306 million (2020: €4,593 million) and a depreciation charge of €3,914 million (2020: €3,720 million) were recorded in respect of right-of-use assets during the year to 31 March 2021. The prior year comparatives have been re-presented to reflect that Vodafone Egypt is no longer held for sale. See Note 7 "Discontinued operations and assets and liabilities held for sale". The impact of the re-presentation is to increase the net book value of right-of-use assets by €61 million, compared to amounts previously reported.

157 Vodafone Group Plc
Annual Report on Form 20-F 2021 | Strategic report | Governance | Financials | Other information

12. Investments in associates and joint arrangements

The Group holds interests in associates in Kenya and in India, where we have significant influence, as well as in a number of joint arrangements in the UK, Italy, the Netherlands, India and Australia, where we share control with one or more third parties. For further details see "Critical accounting judgements and key sources of estimation uncertainty" in note 1 to the consolidated financial statements.

Accounting policies

Interests in joint arrangements

A joint arrangement is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control; that is, when the relevant activities that significantly affect the investee's returns require the unanimous consent of the parties sharing control. Joint arrangements are either joint operations or joint ventures.

Gains or losses resulting from the contribution or sale of a subsidiary as part of the formation of a joint arrangement are recognised in respect of the Group's entire equity holding in the subsidiary.

Joint operations

A joint operation is a joint arrangement whereby the parties that have joint control have the rights to the assets, and obligations for the liabilities, relating to the arrangement or that other facts and circumstances indicate that this is the case. The Group's share of assets, liabilities, revenue, expenses and cash flows are combined with the equivalent items in the financial statements on a line-by-line basis.

Any goodwill arising on the acquisition of the Group's interest in a joint operation is accounted for in accordance with the Group's accounting policy for goodwill arising on the acquisition of a subsidiary.

Joint ventures

A joint venture is a joint arrangement whereby the parties that have joint control have the rights to the net assets of the arrangement.

At the date of acquisition, any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the joint venture is recognised as goodwill. The goodwill is included within the carrying amount of the investment.

The results and assets and liabilities of joint ventures, other than those joint ventures or part thereof that are held for sale (see note 7 "Discontinued operations and assets and liabilities held for sale"), are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in joint ventures are carried in the consolidated statement of financial position at cost adjusted for post-acquisition changes in the Group's share of the net assets of the joint venture, less any impairment in the value of the investment. The Group's share of post-tax profits or losses are recognised in the consolidated income statement. Losses of a joint venture in excess of the Group's interest in that joint venture are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.

Associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint arrangement.

Significant influence is the power to participate in the financial and operating policy decisions of the investee but where the Group does not have control or joint control over those policies.

At the date of acquisition, any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate is recognised as goodwill. The goodwill is included within the carrying amount of the investment.

The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the same equity method of accounting used for joint ventures, described above.

Joint operations

The Company's principal joint operation has share capital consisting solely of ordinary shares and is indirectly held, and principally operates in the UK. The financial and operating activities of the operation are jointly controlled by the participating shareholders and are primarily designed for all but an insignificant amount of the output to be consumed by the shareholders.

Name of joint operation	Principal activity	Country of incorporation or registration	Percentage shareholdings[1] 2021	Percentage shareholdings[1] 2020
Cornerstone Telecommunications Infrastructure Limited	Network infrastructure	UK	50.0	50.0

Note:
1 Effective ownership percentages of Vodafone Group Plc rounded to the nearest tenth of one percent.

158 Vodafone Group Plc
Annual Report on Form 20-F 2021
Strategic report Governance Financials Other information

Notes to the consolidated financial statements (continued)

12. Investments in associates and joint arrangements (continued)

Joint ventures and associates

	2021 €m	2020 €m
Investment in joint ventures	4,249	5,323
Investment in associates	421	508
31 March	**4,670**	**5,831**

Joint ventures

The financial and operating activities of the Group's joint ventures are jointly controlled by the participating shareholders. The participating shareholders have rights to the net assets of the joint ventures through their equity shareholdings. Unless otherwise stated, the Company's principal joint ventures all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all joint ventures is also their principal place of operation.

On 26 November 2020, the Group announced the completion of the merger between Indus Towers Limited and Bharti Infratel Limited (together 'Indus Towers Limited'), an entity listed on the National Stock Exchange of India and the Bombay Stock Exchange. Vodafone holds a 28.1% shareholding in Indus Towers Limited, an associate of the Group and so is included in the associates section of this note. Prior to this transaction, Vodafone held a 42.0% shareholding in Indus Towers Limited, a joint venture of the Group up to the merger date.

Name of joint venture	Principal activity	Country of incorporation or registration	Percentage shareholdings[1] 2021	Percentage shareholdings[1] 2020
Vodafone Idea Limited[2]	Network operator	India	44.4	44.4
VodafoneZiggo Group Holding B.V.	Network operator	Netherlands	50.0	50.0
Infrastructture Wireless Italiane (INWIT) S.p.A.[3]	Network infrastructure	Italy	33.2	37.5
TPG Telecom Limited[4]	Network operator	Australia	25.1	50.0
Indus Towers Limited	Network infrastructure	India	–	42.0

Notes:
1 Effective ownership percentages of Vodafone Group Plc rounded to the nearest tenth of one percent.
2 At 31 March 2021 the fair value of the Group's interest in Vodafone Idea Limited was INR 118 billion (€1,373 million) (2020: INR 40 billion (€476 million)) based on the quoted share price on the National Stock Exchange of India.
3 At 31 March 2021 the fair value of the Group's interest in INWIT S.p.A was €3,026 million (2020: €3,345 million) based on the quoted share price on the Milan Stock Exchange.
4 On 26 June 2020, Vodafone Hutchison Australia Pty Limited and TPG Telecom Limited completed their merger. The merged entity was admitted to the Australian Securities Exchange ('ASX') on 30 June 2020 and is known as TPG Telecom Limited. At 31 March 2021 the fair value of the Group's interest in TPG Telecom Limited was AUD 2,948 million (€1,911 million), based on the quoted share price on ASX.

Vodafone Idea Limited

The Group's carrying value in Vodafone Idea Limited ('VIL') reduced to €nil at 30 September 2019. The Group's share of VIL's losses not recognised at 31 March 2021 is €3,562 million (31 March 2020: €1,804 million). Significant uncertainties exist in relation to VIL's ability to generate the cash flow it requires to settle or its ability to refinance its liabilities and guarantees as they fall due, including those relating to the AGR judgement (see note 29 "Contingent liabilities and legal proceedings").

The value of the Group's 28.1% shareholding in Indus Towers Limited is, in part, dependent on the income generated by Indus Towers Limited from tower rentals to major customers, including VIL. Any inability of these major customers to pay such amounts in the future may result in an impairment in the carrying value (31 March 2021: €1.3 billion) of the Group's investment in Indus Towers Limited.

TPG Telecom Limited / Vodafone Hutchison Australia Pty Limited

On 26 June 2020, Vodafone Hutchison Australia Pty Limited ('VHA') and TPG Telecom Limited ('TPG') completed their merger to establish a fully integrated telecommunications operator in Australia. The merged entity was admitted to the Australian Securities Exchange ('ASX') on 30 June 2020 and is known as TPG Telecom Limited. Vodafone and Hutchison Telecommunications (Australia) Limited each own an economic interest of 25.05% in the merged unit, with the remaining 49.9% listed as free float on the ASX. The Group recorded a gain of €1,043 million in relation to the merger, which is reported in Other income/(expense) within the Consolidated income statement. The financial information presented in the tables below includes debt held within the structure that holds the Group's interest in TPG.

The following table provides aggregated financial information for the Group's joint ventures as it relates to the amounts recognised in the income statement, statement of comprehensive income and statement of financial position.

	Investment in joint ventures		(Loss)/profit from continuing operations[2]		
	2021 €m	2020 €m	2021 €m	2020 €m	2019 €m
Vodafone Idea Limited	–	–	–	(2,546)	(903)
VodafoneZiggo Group Holding B.V.	1,190	1,630	(232)	(64)	(239)
INWIT S.p.A.	2,920	3,345	3	–	–
TPG Telecom Limited[1]	104	(466)	98	(35)	(23)
Indus Towers Limited	–	766	–	19	55
Other	35	48	(15)	(125)	(14)
Total	**4,249**	**5,323**	**(146)**	**(2,751)**	**(1,124)**

Notes:
1 Amounts presented reflect Vodafone Hutchison Australia Pty Limited results only until the date of the merger with TPG Telecom Limited on 26 June 2020, subsequent of which the combined results are presented.
2 Total Other comprehensive (expense)/income is not materially different to (loss)/profit from continuing operations.

otes to te consolidated inancial statements continued) m m €m €m nestment in oint entures , , nestment in associates e inancial and operatin actiities o te Group’s oint entures are ointly controlled y te participatin sareolders e participatin sareolders ae rits to te net assets o te oint entures trou teir euity sareoldins nless oterise stated, te Company’s principal oint entures all ae sare capital consistin solely o ordinary sares and are all indirectly eld e country o incorporation or reistration o all oint entures is also teir principal place o operation n oemer , te Group announced te completion o te merer eteen ndus oers imited and arti nratel imited toeter ‘Indus oers Limited’), an entity listed on te ational toc cane o ndia and te omay toc cane odaone olds a sareoldin in ndus oers imited, an associate o te Group and so is included in te associates section o tis note rior to tis transaction, odaone eld a sareoldin in ndus oers imited, a oint enture o te Group up to te merer date ame o oint enture Country o incorporation or reistration ercentae sareoldins ercentae sareoldins rincipal actiity odaone dea imited etor operator ndia odaoneio Group oldin etor operator eterlands nrastructture ireless taliane ) p etor inrastructure taly G elecom imited etor operator ustralia ndus oers imited etor inrastructure ndia – otes ectie onersip percentaes o odaone Group lc rounded to te nearest tent o one percent t arc te air alue o te Group’s interest in odaone dea imited as illion (€1,373 million) illion (€476 million)) ased on te uoted sare price on te ational toc cane o ndia t arc te air alue o te Group’s interest in pas €3,026 million €3,345 million) ased on te uoted sare price on te ilan toc cane n une , odaone utcison ustralia ty imited and G elecom imited completed teir merer e mered entity as admitted to te ustralian ecurities cane (‘ASX’) on une and is non as G elecom imited t arc te air alue o te Group’s interest in G elecom imited as D , million (€1,911 million), ased on te uoted sare price on m e Group’s carryin alue in odaone dea imited (‘VIL’) reduced to €nil at eptemer e Group’s sare o VIL’s losses not reconised at arc is €3,562 million arc €1,804 million) iniicant uncertainties eist in relation to VIL’s aility to enerate te cas lo it reuires to settle or its aility to reinance its liailities and uarantees as tey all due, includin tose relatin to te G udement see note “Contingent liailities and leal proceedings”) e alue o te Group’s sareoldin in ndus oers imited is, in part, dependent on te income enerated y ndus oers imited rom toer rentals to maor customers, includin ny inaility o tese maor customers to pay suc amounts in te uture may result in an impairment in te carryin alue arc €1.3 illion) o te Group’s inestment in ndus oers imited m m m n une , odaone utcison ustralia ty imited (‘VHA’) and G elecom imited (‘TPG’) completed teir merer to estalis a ully interated telecommunications operator in ustralia e mered entity as admitted to te ustralian ecurities cane (‘ASX’) on une and is non as G elecom imited odaone and utcison elecommunications ustralia) imited eac on an economic interest o in te mered unit, it te remainin listed as ree loat on te e Group recorded a ain o €1,043 million in relation to te merer, ic is reported in ter incomeepense) itin te Consolidated income statement e inancial inormation presented in te tales elo includes det eld itin te structure tat olds te Group’s interest in G e olloin tale proides areated inancial inormation or te Group’s oint entures as it relates to te amounts reconised in te income statement, statement o compreensie income and statement o inancial position m m €m €m €m €m €m odaone dea imited – – – ,) ) odaoneio Group oldin , , ) ) ) p , , – – G elecom imited ) ) ) ndus oers imited – – ter ) ) ) otes mounts presented relect odaone utcison ustralia ty imited results only until te date o te merer it G elecom imited on une , suseuent o ic te comined results are presented otal ter compreensie epense)income is not materially dierent to loss)proit rom continuin operations Summarised financial information Summarised financial information for each of the Group’s material joint ventures on a 100% ownership basis is set out below. Financial information is presented for Vodafone Idea Limited (‘VIL’) for the six month period to, and as at 30 September 2020 on the basis that full-year information in relation to VIL has not been released at the date of approval of these financial statements and as such is market sensitive for VIL. As disclosed above, the Group’s investment in VIL was reduced to €nil in the prior financial year and the Group has not recorded any profit or loss in respect of its share of VIL’s results since that date. INWIT S.p.A. VodafoneZiggo Group Holding B.V. TPG Telecom Limited 2021 2020 2021 2020 2019 2021 2020 2019 €m €m €m €m €m €m €m €m Income statement Revenue 562 – 4,010 3,948 3,868 3,010 2,108 2,290 Operating expenses (46) – (2,058) (2,163) (2,169) (2,096) (1,489) (1,634) Depreciation and amortisation (398) – (1,658) (1,528) (2,012) (769) (508) (494) Other income – – 25 – – – – – Operating profit/(loss) 118 – 319 257 (313) 145 111 162 Interest income – – – – – 1 4 3 Interest expense (101) – (658) (343) (602) (201) (256) (240) Profit/(loss) before tax 17 – (339) (86) (915) (55) (141) (75) Income tax (7) – (125) (42) 437 495 – – Profit/(loss) from continuing operations1 10 – (464) (128) (478) 440 (141) (75) Vodafone Idea Limited 2021 2020 2019 €m €m €m Income statement Revenue 2,515 5,704 3,379 Operating expenses (1,689) (4,938) (2,999) Depreciation and amortisation (1,255) (2,426) (1,364) Other expense (1,079) (6,627) (253) Operating loss (1,508) (8,287) (1,237) Interest income 24 147 56 Interest expense (870) (1,740) (817) Loss before tax (2,354) (9,880) (1,998) Income tax – – 1 Loss from continuing operations1 (2,354) (9,880) (1,997) Note: 1 Total Other comprehensive income/(expense) is not materially different to profit/(loss) from continuing operations. 159 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information otes to te consolidated inancial statements (continued) m m m m 2020 2020 €m €m €m €m €m m oncurrent assets 14,422 14,517 16,978 17,745 10,272 2,965 Current assets 256 288 911 752 679 767 Total assets 14,678 14,805 17,889 18,497 10,951 3,732 Equity shareholders’ funds 8,801 8,917 2,380 3,260 3,121 (2,047) oncurrent liailities 5,536 4,907 13,025 12,974 6,884 5,146 Current liailities 341 981 2,484 2,263 946 633 Cas and cas euialents itin current assets 120 40 330 116 268 196 oncurrent liailities ecluding trade and oter payales and proisions 5,314 4,684 12,466 12,550 6,825 5,137 Current liailities ecluding trade and oter payales and proisions 185 218 1,154 1,108 83 124 m 2020 €m €m m oncurrent assets 19,387 21,240 Current assets 2,548 3,235 Total assets 21,935 24,475 Equity shareholders’ funds (5,615) (3,475) oncurrent liailities 21,749 15,835 Current liailities 5,801 12,115 Cas and cas euialents itin current assets 200 320 oncurrent liailities ecluding trade and oter payales and proisions 14,992 15,790 Current liailities ecluding trade and oter payales and proisions 2,917 2,979 otes 1 Includes certain amounts suect to an adustment mecanism agreed as part o te ormation o Vodaone Idea Limited. See note 29 “Contingent liailities and legal proceedings” or more detail. Te Group receied diidends in te year ended 31 arc 2021 rom Vodaoneiggo Group Holding .V. o €209 million (2020 €148 million, 2019 €200 million) and rom IIT S.p.A o €42 million (2020 €nil). €m 2020 Notes to the consolidated financial statements (continued) Strategic report Governance Financials Other information 160 Vodafone Group Plc  Annual Report on Form 20-F 2021

mm m he reconciliation of summarised financial information presented to the carrying amount of our interest in oint entures is set out elo m m 2020 2020 2019 2020 2019 €m €m €m €m €m €m €m Equity shareholders’ nterest in oint entures1 2920 4 1190 10 0 1024) mpairment – – – – – – oodill – – – – 4 94 ransferred to assets held for sale – – – – – 412 nestment proportion not recognised – – – – – 2 rofitloss) from continuing operations 10 – 44) 128) 48) 440 141) ) hare of profitloss)1 – 22) 4) 29) 98 0) 8) rofitloss) proportion not recognised – – – – – – 1 – m 2020 2019 €m Equity shareholders’ nterest in oint entures1 249) 14) mpairment 20) 21) oodill – – ransferred to assets held for sale – – nestment proportion not recognised 24 1804 – – oss)profit from continuing operations 24) 9880) 199) hare of loss)profit1 104) 48) 90) oss)profit proportion not recognised 104 1840 – – ote 1 he Group’s effectie onership percentages of odafone dea imited odafoneiggo roup olding .. nit .p.. and elecom imited are 44.4 0.0 .2 and 2.1 respectiely rounded to the nearest tenth of one percent. nless otherise stated the Company’s principal associates all hae share capital consisting solely of ordinary shares and are all indirectly held. he country of incorporation or registration of all associates is also their principal place of operation. inancial information for ndus oers imited including comparatie periods preiously reported in the oint enture section of this note is disclosed here folloing the completion of the merger descried on page 18. Country of ercentage ercentage incorporation or shareholding1 shareholding1 ame of associate rincipal actiity registration 2021 2020 ndus oers imited2 etor infrastructure ndia 28.1 – afaricom imited etor operator enya 40.0 40.0 otes 1 Effectie onership percentages of odafone roup lc rounded to the nearest tenth of one percent. 2 t 1 arch 2021 the fair alue of the Group’s interest in ndus oers imited as 18 illion (€2,161 million) ased on the closing quoted share price on the ational toc Echange of ndia. t 1 arch 2021 the fair alue of the Group’s interest in afaricom imited as E 80 illion (€4,513 million) 2020 E 42 illion (€3,672 million)) ased on the closing quoted share price on the airoi toc Echange. he roup also holds to nonoting shares. €m €m €m otes to te consolidated inancial statements (continued) m m m m 2020 2020 €m €m €m €m €m m oncurrent assets 14,422 14,517 16,978 17,745 10,272 2,965 Current assets 256 288 911 752 679 767 Total assets 14,678 14,805 17,889 18,497 10,951 3,732 Equity shareholders’ funds 8,801 8,917 2,380 3,260 3,121 (2,047) oncurrent liailities 5,536 4,907 13,025 12,974 6,884 5,146 Current liailities 341 981 2,484 2,263 946 633 Cas and cas euialents itin current assets 120 40 330 116 268 196 oncurrent liailities ecluding trade and oter payales and proisions 5,314 4,684 12,466 12,550 6,825 5,137 Current liailities ecluding trade and oter payales and proisions 185 218 1,154 1,108 83 124 m 2020 €m €m m oncurrent assets 19,387 21,240 Current assets 2,548 3,235 Total assets 21,935 24,475 Equity shareholders’ funds (5,615) (3,475) oncurrent liailities 21,749 15,835 Current liailities 5,801 12,115 Cas and cas euialents itin current assets 200 320 oncurrent liailities ecluding trade and oter payales and proisions 14,992 15,790 Current liailities ecluding trade and oter payales and proisions 2,917 2,979 otes 1 Includes certain amounts suect to an adustment mecanism agreed as part o te ormation o Vodaone Idea Limited. See note 29 “Contingent liailities and legal proceedings” or more detail. Te Group receied diidends in te year ended 31 arc 2021 rom Vodaoneiggo Group Holding .V. o €209 million (2020 €148 million, 2019 €200 million) and rom IIT S.p.A o €42 million (2020 €nil). €m 2020 161 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

162 Vodafone Group Plc
Annual Report on Form 20-F 2021 | Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

12. Investments in associates and joint arrangements (continued)

The following table provides aggregated financial information for the Group's associates as it relates to the amounts recognised in the income statement, statement of comprehensive income and consolidated statement of financial position.

	Investment in associates		Profit from continuing operations[1]		
	2021 €m	2020 €m	2021 €m	2020 €m	2019 €m
Safaricom Limited	421	488	217	247	214
Indus Towers Limited[1]	–	–	274	–	–
Other	–	20	(3)	(1)	2
Total	**421**	**508**	**488**	**246**	**216**

Note:
1 The Group's interest in Indus Towers Limited was classified as held for sale at 31 March 2021. See note 7 "Discontinued operations and assets and liabilities held for sale".

	Safaricom Limited			Indus Towers Limited		
	2021 €m	2020 €m	2019 €m	2021 €m	2020 €m	2019 €m
Income statement						
Revenue	**2,083**	**2,310**	**2,140**	**2,421**	**2,365**	**2,227**
Operating expenses	(1,030)	(1,122)	(1,078)	(1,247)	(1,336)	(1,438)
Depreciation and amortisation	(299)	(295)	(301)	(477)	(268)	(305)
Other income/(expense)	–	–	–	412	(592)	–
Operating profit	**754**	**893**	**761**	**1,109**	**169**	**484**
Interest income	12	26	20	61	32	11
Interest expense	(27)	(18)	(1)	(194)	(196)	(79)
Profit before tax	**739**	**901**	**780**	**976**	**5**	**416**
Income tax	(197)	(282)	(245)	(168)	39	(238)
Profit from continuing operations and total comprehensive income	**542**	**619**	**535**	**808**	**44**	**178**
Statement of financial position						
Non-current assets	1,333	1,398		5,271	2,448	
Current assets	438	424		1,198	562	
Total assets	1,771	1,822		6,469	3,010	
Equity shareholders' funds	1,045	1,212		3,083	566	
Non-current liabilities	131	119		1,936	1,327	
Current liabilities	595	491		1,450	1,117	
Cash and cash equivalents within current assets	208	234		230	16	
Non-current liabilities excluding trade and other payables and provisions	93	101		1,656	1,095	
Current liabilities excluding trade and other payables and provisions	149	99		906	658	

The reconciliation of summarised financial information presented to the carrying amount of our interest in the associate is set out below.

	Safaricom 2021 €m	Safaricom 2020 €m	Safaricom 2019 €m	Indus 2021 €m	Indus 2020 €m	Indus 2019 €m
Equity shareholders' funds	**1,045**	**1,212**		**3,083**	**566**	
Interest in joint ventures	418	485		867	238	
Impairment	–	–		–	–	
Goodwill	3	3		342	528	
Transferred to assets held for sale	–	–		(1,257)	–	
Investment proportion not recognised	–	–		48	–	
Carrying value	**421**	**488**		**–**	**766**	
Profit from continuing operations	542	619	535	808	44	178
Share of profit	217	247	214	306	19	75
(Loss)/profit proportion not recognised	–	–	–	(32)	–	(20)
Share of (loss)/profit	**217**	**247**	**214**	**274**	**19**	**55**

The Group received a dividend from Indus Towers Limited of €201 million (2020: €nil, 2019: €141 million) in the year ended 31 March 2021 and a dividend from Safaricom Limited of €171m (2020: €261m).

163 Vodafone Group Plc
Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

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

	2021 €m	2020 €m
Included within non-current assets:		
Equity securities[1]	128	77
Debt securities[2]	797	715
	925	**792**

Debt securities include €0.8 billion (2020: €0.7 billion) of loan notes issued by VodafoneZiggo Holding B.V.

Current other investments comprise the following:

	2021 €m	2020 €m
Included within current assets:		
Short-term investments:		
Bonds and debt securities[3,4]	1,053	1,681
Managed investment funds[1]	2,954	2,451
	4,007	**4,132**
Collateral assets[4]	3,107	1,115
Other investments[5]	2,045	1,842
	9,159	**7,089**

Notes:
1 Items are measured at fair value and the valuation basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.
2 Items are measured at amortised cost and the carrying amount approximates fair value.
3 Items are measured at fair value and the valuation basis is level 1 classification, which comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets for identical assets or liabilities.
4 Collateral assets are measured at amortised cost and were previously presented as part of short-term investments within bonds and debt securities.
5 €1,057 million (2020: €1,017 million) is measured at fair value and the valuation basis is level 1. The remaining items are measured at amortised cost and the carrying amount approximates fair value.

The Group invests surplus cash positions across a portfolio of short-term investments to manage liquidity and credit risk whilst achieving suitable returns. Collateral arrangements on derivative financial instruments result in cash being paid/(held), repayable when the derivatives are settled. These assets do not meet the definition of cash and cash equivalents but are included in the Group's net debt based on their liquidity.

Bonds and debt securities includes €nil (2020: €194 million) of highly liquid Japanese; €499 million (2020: €nil) German and €554 million (2020: €nil) French government securities; €nil (2020: €1,016 million) of German government backed securities and €nil (2020: €471 million) of UK government bonds.

Managed investment funds of €2,954 million (2020: €2,451 million) are in funds with liquidity of up to 90 days.

Collateral assets of €3,107 million (2020: €1,115 million) represents collateral paid on derivative financial instruments.

Other investments are excluded from net debt based on their liquidity and primarily consist of restricted debt securities including amounts held in qualifying assets by Group insurance companies to meet regulatory requirements.

164 Vodafone Group Plc
Annual Report on Form 20-F 2021
Strategic report Governance Financials Other information

Notes to the consolidated financial statements (continued)

14. Trade and other receivables

Trade and other receivables mainly consist of amounts owed to us by customers and amounts that we pay to our suppliers in advance. Derivative financial instruments with a positive market value are reported within this note as are contract assets, which represent an asset for accrued revenue in respect of goods or services delivered to customers for which a trade receivable does not yet exist, and finance lease receivables recognised where the Group acts as a lessor. See note 20 "Leases" for more information on the Group's leasing activities.

Accounting policies

Trade receivables represent amounts owed by customers where the right to receive payment is conditional only on the passage of time. Trade receivables that are recovered in instalments from customers over an extended period are discounted at market rates and interest revenue is accreted over the expected repayment period. Other trade receivables do not carry any interest and are stated at their nominal value. When the Group establishes a practice of selling portfolios of receivables from time to time these portfolios are recorded at fair value through other comprehensive income; all other trade receivables are recorded at amortised cost.

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

	2021 €m	2020 Re-presented[1] €m
Included within non-current assets:		
Trade receivables	52	68
Trade receivables held at fair value through other comprehensive income	278	261
Net investment in leases	104	118
Contract assets	528	583
Contract-related costs	580	628
Other receivables	76	84
Prepayments	247	227
Derivative financial instruments[2]	2,912	8,424
	4,777	**10,393**
Included within current assets:		
Trade receivables	3,625	3,848
Trade receivables held at fair value through other comprehensive income	466	556
Net investment in leases	36	32
Contract assets	3,038	3,012
Contract-related costs	1,364	1,293
Amounts owed by associates and joint ventures	184	362
Other receivables	889	916
Prepayments	1,082	953
Derivative financial instruments[2]	239	752
	10,923	**11,724**

Notes:
1 The prior year comparatives have been re-presented to reflect that Vodafone Egypt is no longer held for sale. See note 7 "Discontinued operations and assets and liabilities held for sale". The impact of the re-presentation is to increase Trade and other receivables within non-current assets and within current assets by €15 million and €313 million, respectively.
2 Items are measured at fair value and the valuation basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

The Group's trade receivables and contract assets are classified at amortised cost unless stated otherwise and are measured after allowances for future expected credit losses, see note 22 "Capital and financial risk management" for more information on credit risk.

The carrying amounts of trade and other receivables, which are measured at amortised cost, approximate their fair value and are predominantly non-interest bearing.

The Group's contract-related costs comprise €1,883 million (2020: €1,855 million) relating to costs incurred to obtain customer contracts and €61 million (2020: €66 million) relating to costs incurred to fulfil customer contracts; an amortisation and impairment expense of €1,497 million (2020: €1,475 million) was recognised in operating profit during the year.

In February 2020 €357m of trade receivables were reclassified from amortised cost to fair value through other comprehensive income as the balances may now be sold to a third party. The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest rates and foreign currency rates prevailing at 31 March.

165 Vodafone Group Plc
Annual Report on Form 20-F 2021
Strategic report Governance Financials Other information

15. Trade and other payables

Trade and other payables mainly consist of amounts owed to suppliers that have been invoiced or are accrued and contract liabilities relating to consideration received from customers in advance. They also include taxes and social security amounts due in relation to the Group's role as an employer. Derivative financial instruments with a negative market value are reported within this note.

Accounting policies

Trade payables are not interest-bearing and are stated at their nominal value.

	2021 €m	2020 Re-presented[1] €m
Included within non-current liabilities:		
Other payables	424	340
Accruals	47	60
Contract liabilities	519	612
Derivative financial instruments[2]	3,919	4,177
	4,909	**5,189**
Included within current liabilities:		
Trade payables	6,739	6,696
Amounts owed to associates and joint ventures	36	51
Other taxes and social security payable	1,196	1,185
Other payables	2,349	2,040
Accruals[3]	5,688	5,077
Contract liabilities	1,971	2,081
Derivative financial instruments[2]	91	589
	18,070	**17,719**

Notes:
1 The prior year comparatives have been re-presented to reflect that Vodafone Egypt is no longer held for sale. See note 7 "Discontinued operations and assets and liabilities held for sale". The impact of the re-presentation is to increase Trade and other payables included within current liabilities by €634 million compared to the amount previously reported.
2 Items are measured at fair value and the valuation basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.
3 Includes €339 million (2020: €nil) payable in relation to the irrevocable and non-discretionary share buyback programme announced in March 2021.

The carrying amounts of trade and other payables approximate their fair value.

Materially all of the €2,081 million recorded as current contract liabilities at 1 April 2020 was recognised as revenue during the year.

Other payables included within non-current liabilities include €383 million (2020: €294 million) in respect of the re-insurance of a third party annuity policy related to the Vodafone and CWW Sections of the Vodafone UK Group Pension Scheme.

The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest rates and foreign currency rates prevailing at 31 March.

otes to te consolidated inancial statements continued) proision is a liailit recorded in te statement o inancial position, ere tere is uncertaint oer te timin or amount tat ill e paid, and is tereore oten estimated. e main proisions e old are in relation to asset retirement oliations, ic include te cost o returnin netor inrastructure sites to teir oriinal condition at te end o te lease and claims or leal and reulator matters. roisions are reconised en te Group as a present oliation leal or constructie) as a result o a past eent, it is proale tat te Group ill e reuired to settle tat oliation and a reliale estimate can e made o te amount o te oliation. roisions are measured at te Directors’ est estimate o te ependiture reuired to settle te oliation at te reportin date and are discounted to present alue ere te eect is material. ere te timin o settlement is uncertain amounts are classiied as noncurrent ere settlement is epected more tan 12 monts rom te reportin date. sset retirement oliations n te course o te Group’s actiities, a numer o sites and oter assets are utilised ic are epected to ae costs associated it decommissionin. e associated cas outlos are sustantiall epected to occur at te dates o decommissionin o te assets to ic te relate, and are lon term in nature. eal and reulator e Group is inoled in a numer o leal and oter disputes, includin ere te Group as receied notiications o possile claims. e Directors o te ompan, ater tain leal adice, ae estalised proisions considerin te acts o eac case. or a discussion o certain leal issues potentiall aectin te Group see note 29 “Contingent liailities and leal proceedings” to te consolidated inancial statements. ter proisions ter proisions comprise arious amounts includin tose or restructurin costs. e associated cas outlos or restructurin costs are primaril less tan one ear. sset retirement eal and oliations reulator estructurin ter otal €m €m €m €m €m 31 arc 2019 0 434 619 2,31 cane moements 16) 2) 2) 1) cuisition o susidiaries 6 18 33 1 18 Disposal o susidiaries 69) – 4) 2) ) mounts capitalised in te ear 20 – – – 20 mounts cared to te income statement – 122 49 163 834 tilised in te ear paments 34) 98) 42) 12) 11) mounts released to te income statement 9) 4) 13) 199) 266) cane moements 6 11) 4 6 cuisition o susidiaries 6 – – – 6 mounts capitalised in te ear 294 – – – 294 mounts cared to te income statement – 138 13 16 48 tilised in te ear paments 32) 4) 243) 1) 04) mounts released to te income statement ) 4) 33) 66) 13) ote 1 e comparatie alances as at 31 arc 2020 ae een represented to relect tat odaone pt is no loner eld or sale. ee ote “Discontinued operations and assets and liailities eld or sale”. e impact o te representation is to increase noncurrent proisions €5 million and current proisions €29 million, respectiel, compared to amounts preiousl reported. Notes to the consolidated financial statements (continued) Strategic report Governance Financials Other information 166 Vodafone Group Plc  Annual Report on Form 20-F 2021

167 Vodafone Group Plc
Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Provisions have been analysed between current and non-current as follows:

31 March 2021

	Asset retirement obligations €m	Legal and regulatory €m	Restructuring €m	Other €m	Total €m
Current liabilities	43	273	353	223	892
Non-current liabilities	1,179	255	73	240	1,747
	1,222	**528**	**426**	**463**	**2,639**

31 March 2020

	Asset retirement obligations €m	Legal and regulatory €m	Restructuring €m	Other €m	Total €m
Current liabilities	23	319	415	296	1,053
Non-current liabilities	932	183	130	234	1,479
	955	**502**	**545**	**530**	**2,532**

17. Called up share capital

Called up share capital is the number of shares in issue at their par value. A number of shares were allotted during the year in relation to employee share schemes.

Accounting policies

Equity instruments issued by the Group are recorded at the amount of the proceeds received, net of direct issuance costs.

	2021 Number	2021 €m	2020 Number	2020 €m
Ordinary shares of 20 $\frac{20}{21}$ US cents each allotted, issued and fully paid:[1,2,3]				
1 April	28,815,914,978	4,797	28,815,258,178	4,796
Allotted during the year	920,800	–	656,800	1
31 March	**28,816,835,778**	**4,797**	**28,815,914,978**	**4,797**

Notes:
1 At 31 March 2021 there were 50,000 (2020: 50,000) 7% cumulative fixed rate shares of £1 each in issue.
2 At 31 March 2021 the Group held 592,642,309 (2020: 2,043,750,434) treasury shares with a nominal value of €99 million (2020: €340 million). The market value of shares held was €918 million (2020: €2,610 million). During the year, 63,830,400 (2020: 49,629,851) treasury shares were reissued under Group share schemes.
3 On 5 March 2019 the Group announced the placing of subordinated mandatory convertible bonds totalling £1.72 billion with a 2 year maturity date in 2021 and £1.72 billion with a 3 year maturity date due in 2022. During the year, 1,426,788,937 treasury shares were issued in settlement of tranche 1 of the maturing subordinated mandatory convertible bond. The remaining bonds are convertible into a total of 1,426,793,872 ordinary shares with a conversion price of £1.2055 per share. For further details see note 21 "Borrowings".

168 Vodafone Group Plc
Annual Report on Form 20-F 2021 | Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

18. Reconciliation of net cash flow from operating activities

The table below shows how our profit/(loss) for the year from continuing operations translates into cash flows generated from our operating activities.

	Notes	2021 €m	2020 €m	2019 €m
Profit/(loss) for the financial year		**536**	**(455)**	**(7,644)**
Loss for the financial year from discontinued operations	7	–	–	3,535
Profit/(loss) for the financial year from continuing operations		**536**	**(455)**	**(4,109)**
Non-operating expense		–	3	7
Investment income	5	(330)	(248)	(433)
Financing costs	5	1,027	3,549	2,088
Income tax expense	6	3,864	1,250	1,496
Operating profit/(loss)		**5,097**	**4,099**	**(951)**
Adjustments for:				
Share-based payments and other non-cash charges		146	146	147
Depreciation and amortisation	10, 11	14,101	14,174	9,795
Loss on disposal of property, plant and equipment and intangible assets		17	51	33
Share of result of equity accounted associates and joint ventures	12	(342)	2,505	908
Impairment losses	4	–	1,685	3,525
Other (income)/expense		(568)	(4,281)	148
(Increase)/decrease in inventory		(68)	68	(131)
Decrease/(Increase) in trade and other receivables	14	582	(38)	(31)
(Decrease)/increase in trade and other payables	15	(730)	(100)	739
Cash generated by operations		**18,235**	**18,309**	**14,182**
Net tax paid		(1,020)	(930)	(1,131)
Cash flows from discontinued operations		–	–	(71)
Net cash flow from operating activities		**17,215**	**17,379**	**12,980**

19. Cash and cash equivalents

The majority of the Group's cash is held in bank deposits or money market funds which have a maturity of three months or less from acquisition to enable us to meet our short-term liquidity requirements.

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

	2021 €m	2020 Re-presented[1] €m
Cash at bank and in hand	2,705	2,220
Repurchase agreements and bank deposits	–	2,202
Money market funds[2]	3,116	9,135
Cash and cash equivalents as presented in the statement of financial position[1]	**5,821**	**13,557**
Bank overdrafts	(31)	(269)
Cash and cash equivalents as presented in the statement of cash flows	**5,790**	**13,288**

Notes:
1 The prior year comparatives have been re-presented to reflect that Vodafone Egypt is no longer held for sale. See Note 7 "Discontinued operations and assets and liabilities held for sale". The impact of the re-presentation is to increase cash and cash equivalents as presented in the statement of financial position by €273 million.
2 Items are measured at fair value and the valuation basis is level 1 classification, which comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets.

The carrying amount of balances at amortised cost approximates their fair value.

Cash and cash equivalents of €1,741 million (2020: €1,460 million) are held in countries with restrictions on remittances but where the balances could be used to repay subsidiaries' third party liabilities. In addition, those balances could also be used to repay €879 million (2020: €885 million) of intercompany liabilities as at 31 March 2021.

169 Vodafone Group Plc
Annual Report on Form 20-F 2021
Strategic report Governance Financials Other information

20. Leases

The Group leases assets from other parties (the Group is a lessee) and also leases assets to other parties (the Group is a lessor). This note describes how the Group accounts for leases and provides details about its lease arrangements.

Lease accounting policy under IFRS 16

As a lessee

When the Group leases an asset, a 'right-of-use asset' is recognised for the leased item and a lease liability is recognised for any lease payments to be paid over the lease term at the lease commencement date. The right-of-use asset is initially measured at cost, being the present value of the lease payments paid or payable, plus any initial direct costs incurred in entering the lease and less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis from the commencement date to the earlier of the end of the asset's useful life or the end of the lease term. The lease term is the non-cancellable period of the lease plus any periods for which the Group is 'reasonably certain' to exercise any extension options (see below). The useful life of the asset is determined in a manner consistent to that for owned property, plant and equipment (as described in note 11). If right-of-use assets are considered to be impaired, the carrying value is reduced accordingly.

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

After initial recognition, the lease liability is recorded at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate (e.g. an inflation related increase) or if the Group's assessment of the lease term changes; any changes in the lease liability as a result of these changes also results in a corresponding change in the recorded right-of-use asset.

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

Lease income is recognised as revenue for transactions that are part of the Group's ordinary activities (primarily leases of handsets or other equipment to customers, leases of wholesale access to the Group's fibre and cable networks). The Group uses IFRS 15 principles to allocate the consideration in contracts between any lease and non-lease components.

Accounting policies under IAS 17 and IFRIC 4 for the year ended 31 March 2019

The Group adopted IFRS 16 on 1 April 2019 using the modified retrospective approach and comparative information was not restated. Financial information for the year ended 31 March 2019 is reported in accordance with IAS 17 and IFRIC 4, as described below.

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

As a lessor

Lessor accounting applied for the year ended 31 March 2019 was consistent with that described for IFRS 16 above, except for the lease classification, as a finance or operating lease, of a sub-lease which was determined by reference to the underlying asset.

m m m Ritouse assets Te carrin alue o te Group’s ritouse assets, depreciation care or te ear and additions durin te ear are disclosed in note 11 “Property, plant and equipment”. ease liailities Te Group’s lease liailities are disclosed in note 21 “Borrowings”. Te aturit proile o te Group’s lease liailities is as ollos 2020 Represented1 €m Witin one ear 3,419 3,198 In ore tan one ear ut less tan to ears 2,142 2,018 In ore tan to ears ut less tan tree ears 1,1 1,542 In ore tan tree ears ut less tan our ears 1,457 1,337 In ore tan our ears ut less tan ie ears 1,31 1,128 In ore tan ie ears 4,9 4,443 ect o discountin (1,59) (1,548) ease liailit (note 21 orroins) Note 1 Te prior ear coparaties ae een represented to relect tat odaone pt is no loner eld or sale ee Note 7 “Discontinued operations and assets and liailities eld or sale”. Te ipact o te representation is to increase total undiscounted lease liailities €75 illion and total discounted lease liailities €55 illion, respectiel, copared to te aount preiousl reported At 31 arc 2021 te Group as entered into lease contracts it paent oliations it an undiscounted alue o €82 illion (2020 €67 illion) tat ad not coenced at 31 arc 2021 Interest epense on lease liailities or te ear is disclosed in note 5 “Investment incoe and inancin costs”. Te Group as no aterial liailities under residual alue uarantees and aes no aterial paents or ariale paents not included in te lease liailit Te Group does not appl eiter te sort ter or lo alue epedient options in IR 1 Te Group as a ide rane o lessor actiities it consuer and enterprise custoers, oter telecounication copanies and oter copanies Wit consuer and enterprise custoers, te Group enerates lease incoe ro te proision o andsets, routers and oter counications equipent Te Group proides olesale access to te Group’s ire and cale netors and leases out space on te Group’s oned oile ase stations to oter telecounication copanies In addition, te Group suleases retail stores to rancise partners in certain arets and leases out surplus assets (e acant oices and retail stores) to oter copanies essor transactions are classiied as operatin or inance leases ased on eter te lease transers sustantiall all o te riss and reards incidental to onersip o te asset eases are indiiduall assessed, ut enerall, te Group’s lessor transactions are classiied as peratin leases ere te Group is lessor o space on oned oile ase stations, proides olesale access to its ire and cale netors or proides routers or siilar equipent to ied custoers and inance leases ere te Group is sulessor o andsets or siilar ites in actoac arraneents or ere surplus assets are sulet out or all or sustantiall all o te reainin ead lease ter Te Group’s incoe as a lessor in te ear is as ollos 2020 €m ease reenue (note 2 Reenue disareation and seental analsis) 559 502 Incoe ro leases not reconised as reenue 180 203 Te Group’s net inestents in leases are disclosed in note 14 “Trade and oter receivables”. Te coitted aounts to e receied ro te Group’s operatin leases are as ollos aturit Witin one ear In one to to ears In to to tree ears In tree to our ears In our to ie ears In ore tan ie ears €m €m €m €m €m €m €m mm m 510 21 175 134 115 395 mm m 442 211 114 53 44 223 Te Group as no aterial lease incoe arisin ro ariale lease paents €m €m otes to te consolidated inancial statements continued Group’s s a lessee Te Group leases buildings or its retail stores, oices and data centres, land on wic to construct mobile base stations, space on mobile base stations to place active equipment and networ space primarily rac space or duct space. In addition, te Group leases ibre and oter ied connectivity to provide internal connectivity or te Group’s operations and on a wolesale basis rom oter operators to provide ied connectivity services to te Group’s customers. Te Group’s general approac to determining lease term by class o asset is described in note under critical accounting udgements and ey sources o estimation uncertainty. ost o te Group’s leases include uture price increases troug ied percentage increases, indeation to inlation measures on a periodic basis or rent review clauses. ter tan ied percentage increases te lease liability does not relect te impact o tese uture increases unless te measurement date as passed. Te Group’s leases contain no material variable payments clauses oter tan tose related to te number o operators saring space on tird party mobile base stations. Te Group subleases ecess retail and oice properties under bot operating and inance leases see disclosure on te Group’s leasing activities as a lessor below. perational lease periods ere practicable te Group sees to include etension or brea options in leases to provide operational leibility, tereore many o te Group’s lease contracts contain optional periods. Te Group’s policy on assessing and reassessing weter it is reasonably certain tat te optional period will be included in te lease term is described in note under critical accounting udgements and ey sources o estimation uncertainty. ter initial recognition o a lease, te Group only reassesses te lease term wen tere is a signiicant event or a signiicant cange in circumstances, wic was not anticipated at te time o te previous assessment. igniicant events or signiicant canges in circumstances could include merger and acquisition or similar activity, signiicant ependiture on te leased asset not anticipated in te previous assessment, or detailed management plans indicating a dierent conclusion on optional periods to te previous assessment. ere a signiicant event or signiicant cange in circumstances does not occur, te lease term and tereore lease liability and rigtouse asset value, will decline over time. Te Group’s cas outlow or leases in te year ended arc 22 was €4,234 million 22 €3,902 million and, absent signiicant uture canges in te volume o te Group’s activities or strategic canges to use more or ewer owned assets tis level o cas outlow rom leases would be epected to continue or uture periods, subect to contractual price increases. Te uture cas outlows included witin lease liabilities are sown in te maturity analysis below on page 7. Te maturity analysis only includes te reasonably certain payments to be made cas outlows in tese uture periods will liely eceed tese amounts as payments will be made on optional periods not considered reasonably certain at present and on new leases entered into in uture periods. Te Group’s leases or customer connectivity are normally eiter under regulated access or networ saring or similar preerential access arrangements and as a result te Group normally as signiicant leibility over te term it can lease suc connections or generally te notice period required to cancel te lease is less tan te notice period included in te service contract wit te end customer. s a result, te Group does not ave any signiicant cas eposure to optional periods on customer connectivity as te Group can cancel te lease wen te service agreement ends. In some circumstances te Group is committed to minimum spend amounts or connectivity leases, wic are included witin reported lease liabilities. ale and leasebac In te year ended arc 22, te Group sold its Italian mobile base station assets to Inrastrutture ireless Italiane .p.. (‘INWIT’) see note 27 “Acquisitions and disposals” or additional details, and entered into an agreement to lease bac space on tese and oter IIT mobile base station towers to locate networ equipment or 8 years see note “Related party transactions”. Te Group derecognised assets related to te mobile base stations wit a net boo value o €548 million. total gain on disposal o €4,100 million was realised as a result o te disposal €744 million o tis gain, relecting te gain on te proportion o sold towers tat as been retained troug te leasebac, was recorded in te year ended arc 22 as a reduction in te value o te rigtouse asset recognised or te leasebac o tower space and will be realised as a reduction in depreciation over te lease term. ter sale and leasebac transactions entered into by te Group were not material, individually or in aggregate. Notes to the consolidated financial statements (continued) Strategic report Governance Financials Other information 170 Vodafone Group Plc  Annual Report on Form 20-F 2021

m m m Ritouse assets Te carrin alue o te Group’s ritouse assets, depreciation care or te ear and additions durin te ear are disclosed in note 11 “Property, plant and equipment”. ease liailities Te Group’s lease liailities are disclosed in note 21 “Borrowings”. Te aturit proile o te Group’s lease liailities is as ollos 2020 Represented1 €m Witin one ear 3,419 3,198 In ore tan one ear ut less tan to ears 2,142 2,018 In ore tan to ears ut less tan tree ears 1,1 1,542 In ore tan tree ears ut less tan our ears 1,457 1,337 In ore tan our ears ut less tan ie ears 1,31 1,128 In ore tan ie ears 4,9 4,443 ect o discountin (1,59) (1,548) ease liailit (note 21 orroins) Note 1 Te prior ear coparaties ae een represented to relect tat odaone pt is no loner eld or sale ee Note 7 “Discontinued operations and assets and liailities eld or sale”. Te ipact o te representation is to increase total undiscounted lease liailities €75 illion and total discounted lease liailities €55 illion, respectiel, copared to te aount preiousl reported At 31 arc 2021 te Group as entered into lease contracts it paent oliations it an undiscounted alue o €82 illion (2020 €67 illion) tat ad not coenced at 31 arc 2021 Interest epense on lease liailities or te ear is disclosed in note 5 “Investment incoe and inancin costs”. Te Group as no aterial liailities under residual alue uarantees and aes no aterial paents or ariale paents not included in te lease liailit Te Group does not appl eiter te sort ter or lo alue epedient options in IR 1 Te Group as a ide rane o lessor actiities it consuer and enterprise custoers, oter telecounication copanies and oter copanies Wit consuer and enterprise custoers, te Group enerates lease incoe ro te proision o andsets, routers and oter counications equipent Te Group proides olesale access to te Group’s ire and cale netors and leases out space on te Group’s oned oile ase stations to oter telecounication copanies In addition, te Group suleases retail stores to rancise partners in certain arets and leases out surplus assets (e acant oices and retail stores) to oter copanies essor transactions are classiied as operatin or inance leases ased on eter te lease transers sustantiall all o te riss and reards incidental to onersip o te asset eases are indiiduall assessed, ut enerall, te Group’s lessor transactions are classiied as peratin leases ere te Group is lessor o space on oned oile ase stations, proides olesale access to its ire and cale netors or proides routers or siilar equipent to ied custoers and inance leases ere te Group is sulessor o andsets or siilar ites in actoac arraneents or ere surplus assets are sulet out or all or sustantiall all o te reainin ead lease ter Te Group’s incoe as a lessor in te ear is as ollos 2020 €m ease reenue (note 2 Reenue disareation and seental analsis) 559 502 Incoe ro leases not reconised as reenue 180 203 Te Group’s net inestents in leases are disclosed in note 14 “Trade and oter receivables”. Te coitted aounts to e receied ro te Group’s operatin leases are as ollos aturit Witin one ear In one to to ears In to to tree ears In tree to our ears In our to ie ears In ore tan ie ears €m €m €m €m €m €m €m mm m 510 21 175 134 115 395 mm m 442 211 114 53 44 223 Te Group as no aterial lease incoe arisin ro ariale lease paents €m €m otes to te consolidated inancial statements continued Group’s s a lessee Te Group leases buildings or its retail stores, oices and data centres, land on wic to construct mobile base stations, space on mobile base stations to place active equipment and networ space primarily rac space or duct space. In addition, te Group leases ibre and oter ied connectivity to provide internal connectivity or te Group’s operations and on a wolesale basis rom oter operators to provide ied connectivity services to te Group’s customers. Te Group’s general approac to determining lease term by class o asset is described in note under critical accounting udgements and ey sources o estimation uncertainty. ost o te Group’s leases include uture price increases troug ied percentage increases, indeation to inlation measures on a periodic basis or rent review clauses. ter tan ied percentage increases te lease liability does not relect te impact o tese uture increases unless te measurement date as passed. Te Group’s leases contain no material variable payments clauses oter tan tose related to te number o operators saring space on tird party mobile base stations. Te Group subleases ecess retail and oice properties under bot operating and inance leases see disclosure on te Group’s leasing activities as a lessor below. perational lease periods ere practicable te Group sees to include etension or brea options in leases to provide operational leibility, tereore many o te Group’s lease contracts contain optional periods. Te Group’s policy on assessing and reassessing weter it is reasonably certain tat te optional period will be included in te lease term is described in note under critical accounting udgements and ey sources o estimation uncertainty. ter initial recognition o a lease, te Group only reassesses te lease term wen tere is a signiicant event or a signiicant cange in circumstances, wic was not anticipated at te time o te previous assessment. igniicant events or signiicant canges in circumstances could include merger and acquisition or similar activity, signiicant ependiture on te leased asset not anticipated in te previous assessment, or detailed management plans indicating a dierent conclusion on optional periods to te previous assessment. ere a signiicant event or signiicant cange in circumstances does not occur, te lease term and tereore lease liability and rigtouse asset value, will decline over time. Te Group’s cas outlow or leases in te year ended arc 22 was €4,234 million 22 €3,902 million and, absent signiicant uture canges in te volume o te Group’s activities or strategic canges to use more or ewer owned assets tis level o cas outlow rom leases would be epected to continue or uture periods, subect to contractual price increases. Te uture cas outlows included witin lease liabilities are sown in te maturity analysis below on page 7. Te maturity analysis only includes te reasonably certain payments to be made cas outlows in tese uture periods will liely eceed tese amounts as payments will be made on optional periods not considered reasonably certain at present and on new leases entered into in uture periods. Te Group’s leases or customer connectivity are normally eiter under regulated access or networ saring or similar preerential access arrangements and as a result te Group normally as signiicant leibility over te term it can lease suc connections or generally te notice period required to cancel te lease is less tan te notice period included in te service contract wit te end customer. s a result, te Group does not ave any signiicant cas eposure to optional periods on customer connectivity as te Group can cancel te lease wen te service agreement ends. In some circumstances te Group is committed to minimum spend amounts or connectivity leases, wic are included witin reported lease liabilities. ale and leasebac In te year ended arc 22, te Group sold its Italian mobile base station assets to Inrastrutture ireless Italiane .p.. (‘INWIT’) see note 27 “Acquisitions and disposals” or additional details, and entered into an agreement to lease bac space on tese and oter IIT mobile base station towers to locate networ equipment or 8 years see note “Related party transactions”. Te Group derecognised assets related to te mobile base stations wit a net boo value o €548 million. total gain on disposal o €4,100 million was realised as a result o te disposal €744 million o tis gain, relecting te gain on te proportion o sold towers tat as been retained troug te leasebac, was recorded in te year ended arc 22 as a reduction in te value o te rigtouse asset recognised or te leasebac o tower space and will be realised as a reduction in depreciation over te lease term. ter sale and leasebac transactions entered into by te Group were not material, individually or in aggregate. 171 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information otes to te consolidated inancial statements continued Te Group’s sources o borrowing or unding and liquidity purposes come rom a range o committed ban acilities and troug sortterm and longterm issuances in te capital marets including bond and commercial paper issues and ban loans. iabilities arising rom te Group’s lease arrangements are also reported in borrowings see note 2 “Leases”. e manage te basis on wic we incur interest on debt between ied interest rates and loating interest rates depending on maret conditions using interest rate derivatives. Te Group enters into oreign ecange contracts to mitigate te impact o ecange rate movements on certain monetary items. Interestbearing loans and overdrats are initially measured at air value wic is equal to cost at inception, and are subsequently measured at amortised cost, using te eective interest rate metod. ere tey are identiied as a edged item in a designated air value edge relationsip, air value adustments are recognised in accordance wit our policy see note 22 “Capital and inancial ris management”). ny dierence between te proceeds net o transaction costs and te amount due on settlement or redemption o borrowings is recognised over te term o te borrowing. ere bonds issued wit certain conversion rigts are identiied as compound instruments tey are initially measured at air value wit te nominal amounts recognised as a component in equity and te air value o uture coupons included in borrowings. Tese are subsequently measured at amortised cost using te eective interest rate metod. 22 epresented €m €m Bonds ,6 7,5 Ban loans 76 ,5 ease liabilities note 2 , , Ban borrowings secured against Indian assets 85 ,6 ter borrowings2 ,58 ,6 Bonds 2,25 ,2 Ban loans 658 ,8 ease liabilities note 2 ,2 2,8 ollateral liabilities 62 5,22 Ban borrowings secured against Indian assets 862 – ter borrowings 62 8 otes Te prior year comparatives ave been represented to relect tat odaone gypt is no longer eld or sale. ee ote 7 “Discontinued operations and assets and liabilities eld or sale”. Te impact o te representation is to increase current borrowings and noncurrent borrowings by €150 million and €57 million, respectively, compared to amounts previously reported. 2 Includes €3,312 million 22 €3,215 million o spectrum licence payables. Te air value o te Group’s inancial assets and inancial liabilities eld at amortised cost approimate to air value wit te eception o long term bonds wit a carrying value o €44,634 million 22 €47,500 million wic ave a air value o €48,630 million 22 €48,26 million. air value is based on level o te air value ierarcy using quoted maret prices. Te Group’s borrowings include certain bonds wic ave been designated in edge relationsips, wic are carried at €1.4 billion iger tan teir euro equivalent redemption value. In addition, were bonds are issued in currencies oter tan euros, te Group as entered into oreign currency swaps to i te euro cas outlows on redemption. Te impact o tese swaps are not relected in borrowings and would decrease te euro equivalent redemption value o te bonds by €0.1 billion. ommercial paper programmes e currently ave and euro commercial paper programmes o 5 billion and €8 billion respectively wic are available to be used to meet sortterm liquidity requirements. t arc 22 €nil 22 €nil) was drawn under te euro commercial paper programme. Te commercial paper programme remained undrawn. Te commercial paper acilities were supported by . billion (€3.4 billion and €4.0 billion o syndicated committed ban acilities. o amounts ad been drawn under tese acilities. Notes to the consolidated financial statements (continued) Strategic report Governance Financials Other information 172 Vodafone Group Plc  Annual Report on Form 20-F 2021

onds e ae a €30 illion euro mediumterm note programme and a sel programme ic are used to meet medium to longterm unding reuirements. t 31 arc 2021 te total amounts in issue under tese programmes split currenc ere D22. illion, €18.4 illion, 3 illion, D1.2 illion, D2.1 illion, 2.2 illion, C0.7 illion and 10 illion. t 31 arc 2021 te Group ad onds outstanding it a nominal alue euialent to €45.4 illion. During te ear ended 31 arc 2021, onds it a nominal alue o €2 illion ere issued under standalone documentation and onds it a nominal alue €2.2 illion ere issued antage oers .G. under teir on €5 illion det issuance programme. n arc 2021, te Group also repurcased its on onds it a nominal alue o €1.5 illion and D2.1 illion. onds mature eteen 2021 and 205 (2020 2020 and 205) and ae interest rates eteen 0.0 and 7.875 (2020 0.0 and 7.875). andator conertile onds n 12 arc 201 te Group issued 3.4 illion o suordinated mandator conertile onds (‘MCBs’) split into to eual trances o 1.7 illion, te irst trance matured on 12 arc 2021 and te second trance matures on 12 arc 2022 it coupons o 1.2 and 1.5 respectiel. ese ere recognised as compound instruments it nominal alues o 3.4 illion (€3.8 illion) recognised as a component o shareholders’ unds in euit and te air alue o uture coupons 0.1 illion (€0.1billion) recognised as a inancial liailit in orroings. t 31 arc 2021, te conersion price o te onds as 1.2055 per sare. e Group’s strateg is to edge te euit ris associated it te C issuance to an uture moement in its sare price an option strateg designed to edge te economic impact o sare price moements during te term o te onds. ould te Group decide to u ac ordinar sares to mitigate dilution resulting rom te conersion te edging strateg ill proide a edge or te repurcase price. reasur sares e Group eld a maimum o 2,043,732,147 (2020 2,01,84,61) o its on sares during te ear ic represented 7.1 (2020 7.3) o issued sare capital at tat time. otes to te consolidated inancial statements continued Te Group’s sources o borrowing or unding and liquidity purposes come rom a range o committed ban acilities and troug sortterm and longterm issuances in te capital marets including bond and commercial paper issues and ban loans. iabilities arising rom te Group’s lease arrangements are also reported in borrowings see note 2 “Leases”. e manage te basis on wic we incur interest on debt between ied interest rates and loating interest rates depending on maret conditions using interest rate derivatives. Te Group enters into oreign ecange contracts to mitigate te impact o ecange rate movements on certain monetary items. Interestbearing loans and overdrats are initially measured at air value wic is equal to cost at inception, and are subsequently measured at amortised cost, using te eective interest rate metod. ere tey are identiied as a edged item in a designated air value edge relationsip, air value adustments are recognised in accordance wit our policy see note 22 “Capital and inancial ris management”). ny dierence between te proceeds net o transaction costs and te amount due on settlement or redemption o borrowings is recognised over te term o te borrowing. ere bonds issued wit certain conversion rigts are identiied as compound instruments tey are initially measured at air value wit te nominal amounts recognised as a component in equity and te air value o uture coupons included in borrowings. Tese are subsequently measured at amortised cost using te eective interest rate metod. 22 epresented €m €m Bonds ,6 7,5 Ban loans 76 ,5 ease liabilities note 2 , , Ban borrowings secured against Indian assets 85 ,6 ter borrowings2 ,58 ,6 Bonds 2,25 ,2 Ban loans 658 ,8 ease liabilities note 2 ,2 2,8 ollateral liabilities 62 5,22 Ban borrowings secured against Indian assets 862 – ter borrowings 62 8 otes Te prior year comparatives ave been represented to relect tat odaone gypt is no longer eld or sale. ee ote 7 “Discontinued operations and assets and liabilities eld or sale”. Te impact o te representation is to increase current borrowings and noncurrent borrowings by €150 million and €57 million, respectively, compared to amounts previously reported. 2 Includes €3,312 million 22 €3,215 million o spectrum licence payables. Te air value o te Group’s inancial assets and inancial liabilities eld at amortised cost approimate to air value wit te eception o long term bonds wit a carrying value o €44,634 million 22 €47,500 million wic ave a air value o €48,630 million 22 €48,26 million. air value is based on level o te air value ierarcy using quoted maret prices. Te Group’s borrowings include certain bonds wic ave been designated in edge relationsips, wic are carried at €1.4 billion iger tan teir euro equivalent redemption value. In addition, were bonds are issued in currencies oter tan euros, te Group as entered into oreign currency swaps to i te euro cas outlows on redemption. Te impact o tese swaps are not relected in borrowings and would decrease te euro equivalent redemption value o te bonds by €0.1 billion. ommercial paper programmes e currently ave and euro commercial paper programmes o 5 billion and €8 billion respectively wic are available to be used to meet sortterm liquidity requirements. t arc 22 €nil 22 €nil) was drawn under te euro commercial paper programme. Te commercial paper programme remained undrawn. Te commercial paper acilities were supported by . billion (€3.4 billion and €4.0 billion o syndicated committed ban acilities. o amounts ad been drawn under tese acilities. 173 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

174 Vodafone Group Plc
Annual Report on Form 20-F 2021
Strategic report Governance Financials Other information

Notes to the consolidated financial statements (continued)

22. Capital and financial risk management

This note details the treasury management and financial risk management objectives and policies, as well as the exposure and sensitivity of the Group to credit, liquidity, interest and foreign exchange risk, and the policies in place to monitor and manage these risks.

Accounting policies

Financial instruments

Financial assets and financial liabilities, in respect of financial instruments, are recognised on the Group's consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

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

Financial liabilities under put option arrangements

The Group has an obligation to pay a fixed rate of return to minority equity shareholders in the Group's subsidiary Kabel Deutschland AG, under the terms of a court-imposed domination and profit and loss transfer agreement. This agreement also provides the minority shareholders the option to put their shareholding to Vodafone at a fixed price per share. The obligation to purchase the shares has been recognised as a financial liability and no non-controlling interests are recognised in respect of minority shareholders. Interest costs are accrued at the agreed rate of return and recognised in financing costs.

Derivative financial instruments and hedge accounting

The Group's activities expose it to the financial risks of changes in foreign exchange rates and interest rates which it manages using derivative financial instruments. The use of financial derivatives is governed by the Group's policies approved by the Board of Directors, which provide written principles on the use of financial derivatives consistent with the Group's risk management strategy. The Group does not use derivative financial instruments for speculative purposes.

The Group designates certain derivatives as:

- hedges of the change in fair value of recognised assets and liabilities ('fair value hedges');
- hedges of highly probable forecast transactions or hedges of foreign currency or interest rate risks of firm commitments ('cash flow hedges'); or
- hedges of net investments in foreign operations.

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

175 Vodafone Group Plc
Annual Report on Form 20-F 2021 | Strategic report | Governance | Financials | Other information

Capital management

The following table summarises the capital of the Group at 31 March:

	2021 €m	2020 Re-presented[1] €m
Borrowings (note 21)	67,760	74,925
Cash and cash equivalents (note 19)	(5,821)	(13,557)
Derivative financial instruments included in trade and other receivables (note 14)	(3,151)	(9,176)
Derivative financial instruments included in trade and other payables (note 15)	4,010	4,767
Short-term investments (note 13)	(4,007)	(4,132)
Collateral assets (note 13)	(3,107)	(1,115)
Financial liabilities under put option arrangements	492	1,850
Equity	57,816	62,625
Capital	**113,992**	**116,187**

Note:
1 The prior year comparatives have been re-presented to reflect that Vodafone Egypt is no longer held for sale, as outlined in the notes referenced above.

The Group's policy is to borrow centrally using a mixture of long-term and short-term capital market issues and borrowing facilities to meet anticipated funding requirements. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries.

Dividends from associates and to non-controlling shareholders

Dividends from our associates are generally paid at the discretion of the Board of Directors or shareholders of the individual operating and holding companies, and we have no rights to receive dividends except where specified within certain of the Group's shareholders' agreements. Similarly, other than ongoing dividend obligations to the Kabel Deutschland A.G. minority shareholders, should they continue to hold their minority stake, we do not have existing obligations under shareholders' agreements to pay dividends to non-controlling interest partners of our subsidiaries or joint ventures. The amount of dividends received and paid in the year are disclosed in the consolidated statement of cash flows.

Potential cash outflows from option agreements and similar arrangements

Put options issued as part of the hedging strategy for the MCBs permit the holders to exercise against the Group at maturity of the option if there is a decrease in our share price. Under the terms of the options, settlement must be made in cash which will equate to the reduced value of shares from the initial conversion price, adjusted for dividends declared, on 2,494 million shares.

Sale of trade receivables

During the year, the Group sold certain trade receivables to a number of financial institutions. Whilst there are no repurchase obligations in respect of these receivables, the Group provided credit guarantees which would only become payable if default rates were significantly higher than historical rates. The credit guarantee is not considered substantive and substantially all risks and rewards associated with the receivables passed to the purchaser at the date of sale, therefore the receivables were derecognised. The maximum payable under the guarantees at 31 March 2021 was €1,503 million (2020: €1,283 million). No provision has been made in respect of these guarantees as the likelihood of a cash outflow has been assessed as remote.

Supplier financing arrangements

The Group offers suppliers the opportunity to use supply chain financing ('SCF'). SCF allows suppliers that decide to use it to receive funding earlier than the invoice due date. At 31 March 2021, the financial institutions that run the SCF programmes had purchased €2.3 billion (2020: €2.4 billion) of supplier invoices, principally from larger suppliers. The Group does not provide any financial guarantees to the financial institutions under this programme and continues to cash settle supplier payables in accordance with their contractual terms. As such, the programme does not change the Group's net debt, trade payable balances or cash flows.

The Group evaluates supplier arrangements against a number of indicators to assess if the payable continues to hold the characteristics of a trade payable or should be classified as borrowings; these indicators include whether the payment terms exceed the shorter of customary payment terms in the industry or 180 days. At 31 March 2021, none of the payables subject to supplier financing arrangements met the criteria to be reclassified as borrowings.

Financial risk management

The Group's treasury function centrally manages the Group's funding requirement, net foreign exchange exposure, interest rate management exposures and counterparty risk arising from investments and derivatives. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by the Board, most recently in May 2021. A treasury risk committee comprising of the Group's Chief Financial Officer, Group General Counsel and Company Secretary, Group Financial Controller, Group Corporate Finance Director, Group Treasury Director and Group Director of Financial Controlling and Operations meets three times a year to review treasury activities and its members receive management information relating to treasury activities on a quarterly basis. The Group's accounting function, which does not report to the Group Treasury Director, provides regular update reports of treasury activity to the Board. The Group's Internal Auditor reviews the internal control environment regularly.

No bonds issued by the Group or the Revolving Credit Facilities are subject to financial covenant ratios. Approximately €35 billion of issued bonds have a change of control clause. Only €350 million of EIB loans have a financial covenant requirement, which broadly equates to a net debt to EBITDA calculation. As at 31 March 2021, Vodafone was compliant with this financial covenant. The Group uses a number of derivative instruments for currency and interest rate risk management purposes only that are transacted by specialist treasury personnel. The Group mitigates banking sector credit risk by the use of collateral support agreements.

176 Vodafone Group Plc
Annual Report on Form 20-F 2021
Strategic report Governance Financials Other information

Notes to the consolidated financial statements (continued)

22. Capital and financial risk management (continued)

COVID-19

The Group did not experience any significant issues as a result of disruption to financial markets as a result of COVID in FY21. The ongoing macro economic impact appears to be reducing, but remains uncertain. The Group's financial risk management policies seek to reduce the Group's exposure to any future disruption to financial markets, including any future impacts from COVID.

The Group has combined cash and cash equivalent and short-term investments of €9.8 billion, providing significant headroom over short-term liquidity requirements. Additionally the Group maintains undrawn revolving credit facilities of €7.4 billion euro equivalent. As at 31 March 2021 and after hedging, substantially all the Group's borrowings are held on a fixed interest basis, mitigating exposure to interest rate risk. The Group has no significant currency exposures other than positions in economic hedging relationships. The Group's credit risk under financing activities is spread across a portfolio of highly rated institutions to reduce counterparty exposures and derivative balances are substantially all collateralised. The Group's operating activities result in customer credit risk, for which provisions for expected credit losses are recognised. This customer related credit risk is generally short-term in duration and while COVID impacts on our customers had no material impact on credit loss provisioning at 31 March 2021.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial asset leading to a financial loss for the Group. The Group is exposed to credit risk from its operating activities and from its financing activities, the Group considers its maximum exposure to credit risk at 31 March to be:

	2021 €m	2020 Re-presented[1] €m
Cash at bank and in hand (note 19)	2,705	2,220
Repurchase agreements and bank deposits (note 19)	–	2,202
Money market funds (note 19)	3,116	9,135
Managed investment funds (note 13)	2,954	2,451
Current bonds and debt securities (note 13)	1,053	1,681
Non-current debt securities (note 13)	797	715
Collateral assets (note 13)	3,107	1,115
Other investments (note 13)	2,045	1,842
Derivative financial instruments (note 14)	3,151	9,176
Trade receivables (note 14)[2]	5,924	6,017
Contract assets and other receivables (note 14)	4,531	4,595
Performance bonds and other guarantees (note 29)	2,728	3,322
	32,111	**44,471**

Note:
1 The prior year comparatives have been re-presented to reflect that Vodafone Egypt is no longer held for sale and to include guarantees on trade receivables, performance bonds and other guarantees.
2 Includes amounts guaranteed under sales of trade receivables.

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

Information about expected credit losses for trade receivables and contract assets can be found under "operating activities" on page 177.

Financing activities

The Group invests in government securities on the basis they generate a fixed rate of return and are amongst the most creditworthy of investments available.

Money market investments are made in accordance with established internal treasury policies which dictate that an investment's long-term credit rating is no lower than mid BBB. Additionally, the Group invests in AAA unsecured money market mutual funds where the investment is limited to 10% of each fund.

The Group has two managed investment funds that hold fixed income euro securities with an average credit quality of AA.

In respect of financial instruments used by the Group's treasury function, the aggregate credit risk the Group may have with one counterparty is limited by (i) reference to the long-term credit ratings assigned for that counterparty by Moody's, Fitch Ratings and Standard & Poor's; (ii) that counterparty's five year credit default swap ('CDS') spread; and (iii) the sovereign credit rating of that counterparty's principal operating jurisdiction. Furthermore, collateral support agreements reduce the Group's exposure to counterparties who must post cash collateral when there is value due to the Group under outstanding derivative contracts that exceeds a contractually agreed threshold amount. When value is due to the counterparty the Group is required to post collateral on identical terms. Such cash collateral is adjusted daily as necessary.

177 Vodafone Group Plc
Annual Report on Form 20-F 2021 | Strategic report | Governance | Financials | Other information

In the event of any default, ownership of the cash collateral would revert to the respective holder at that point. Detailed below is the value of the cash collateral, which is reported within current borrowings, held by the Group at 31 March:

	2021 €m	2020 €m
Collateral liabilities	962	5,292

As discussed in note 29 "Contingent liabilities and legal proceedings", the Group has covenanted to provide security in favour of the trustee of the Vodafone Group UK Pension Scheme in respect of the funding deficit in the scheme and pledged security in relation to the Indus Towers merger. The Group has also pledged cash as collateral against derivative financial instruments as disclosed in note 13 "Other investments".

Operating activities

Customer credit risk is managed by the Group's business units which each have policies, procedures and controls relating to customer credit risk management. Outstanding trade receivables and contract assets are regularly reviewed to monitor any changes in credit risk with concentrations of credit risk considered to be limited given that the Group's customer base is large and unrelated. The Group applies the simplified approach and records lifetime expected credit losses for trade receivables and contract assets. Expected credit losses are measured using historical cash collection data for periods of at least 24 months wherever possible and grouped into various customer segments based on product or customer type. The historical loss rates are adjusted where macroeconomic factors, for example changes in interest rates or unemployment rates, or other commercial factors are expected to have a significant impact when determining future expected credit loss rates. For trade receivables the expected credit loss provision is calculated using a provision matrix, in which the provision increases as balances age, and for receivables paid in instalments and contract assets a weighted loss rate is calculated to reflect the period over which the amounts become due for payment by the customer. Trade receivables and contract assets are written off when each business unit determines there to be no reasonable expectation of recovery and enforcement activity has ceased.

Movements in the allowance for expected credit losses during the year were as follows:

	Contract assets		Trade receivables held at amortised cost		Trade receivables held at fair value through other comprehensive income	
	2021 €m	2020 €m	2021 €m	2020 €m	2021 €m	2020 €m
1 April	**137**	**129**	**1,431**	**1,347**	**51**	**40**
Exchange movements	2	(2)	(47)	(26)	–	–
Amounts charged to credit losses on financial assets	63	73	592	576	9	11
Other[1]	(101)	(63)	(496)	(466)	(3)	–
31 March[2]	**101**	**137**	**1,480**	**1,431**	**57**	**51**

Notes:
1 Primarily utilisation of the provision.
2 The prior year comparatives have been re-presented to reflect that Vodafone Egypt is no longer held for sale. See Note 7 "Discontinued operations and assets and liabilities held for sale". The impact of the re-presentation is to increase the allowance for expected credit losses on trade receivables held at amortised cost by €65 million, compared to amounts previously reported.

Expected credit losses are presented as net impairment losses within operating profit and subsequent recoveries of amounts previously written off are credited against the same line item.

otes to the consolidated inancial statements continued mm he maorit o the Group’s trade receivales are due or maturit ithin das and largel comprise amounts receivale rom consumers and usiness customers. he olloing tale presents inormation on trade receivales past due and their associated epected credit losses m – – €m €m €m €m €m €m Gross carring amount ,56 5 , 5,5 pected credit loss alloance 6 ,5 , et carring amount ,5 65 5 5 ,6 rade receivales at amortised cost past due das –6 6– otal Due or less das das das €m €m €m €m €m €m Gross carring amount ,5 6 6 5 , 5, pected credit loss alloance 6 6 56 5 , , et carring amount , 6 ,6 ote Contract assets relate to amounts not et due rom customers. hese amounts ill e reclassiied as trade receivales eore the ecome due. rade receivales at air value through other comprehensive income are not materiall past due. he prior ear comparatives have een represented to relect that odaone gpt is no longer held or sale. ee ote “Discontinued operations and assets and liailities held or sale”. he impact o the representation is to increase the gross carring amount, epected credit loss alloance and net carring amount o trade receivales held at amortised cost € million, €65 million and € million, respectivel, compared to amounts previousl reported. iuidit is revieed dail on at least a month rolling asis and stress tested on the assumption that an commercial paper outstanding matures and is not reissued. he Group maintains sustantial cash and cash euivalents hich at arch amounted to cash €5.8 illion €13.6 illion and undran committed acilities o €8.0 illion €7.7 illion, principall euro and dollar revolving credit acilities o €4.0 illion and . illion (€3.4 illion hich mature in 5 and 6 respectivel. he Group manages liuidit ris on noncurrent orroings maintaining a varied maturit proile ith a cap on the level o det maturit in an one calendar ear, thereore minimising reinancing ris. oncurrent orroings mature eteen and ears. he maturit proile o the anticipated uture cash los including interest in relation to the Group’s nonderivative inancial liailities on an undiscounted asis hich, thereore, diers rom oth the carring value and air value, is as ollos aturit proile rade paales and other inancial an loans onds ease liailities Other otal orroings liailities otal €m €m €m €m €m €m €m ithin one ear 6 , , ,56 , 5, 5,6 n one to to ears , , ,55 , ,6 n to to three ears 5,6 ,66 ,6 – ,6 n three to our ears , ,5 66 ,5 – ,5 n our to ive ears 5,56 ,6 , – , n more than ive ears 5,5 ,66 6 5, – 5, ect o discountinancing rates 6 , ,65 ,5 ,55 ithin one ear ,5 ,6 , 5,5 ,65 5,5 ,5 n one to to ears 6 ,6 , 6 ,6 6 , n to to three ears ,5 ,5 , , – , n three to our ears 6 , , , – , n our to ive ears ,5 , 66 , – , n more than ive ears – , , ,5 5,55 – 5,55 ect o discountinancing rates 5 , ,5 56 , 6 , otes aturities relect contractual cash los applicale ecept in the event o a change o control or event o deault, upon hich lenders have the right, ut not the oligation, to reuest pament ithin das. his also applies to undran committed acilities. Onl €30million €81 million o det in relation to the mandatoril convertile onds is suect to a material adverse change clause hich ould also accelerate conversion o the . illion . illion principal recognised in euit – see note “Borrowings”). ncludes spectrum licence paales ith maturit proile € million €3 million ithin one ear, €, million € million in one to to ears, €65 million €,5 million in to to three ears, €65 million €66 million in three to our ears, € million €66 million in our to ive ears and €6 million €,5 million in more than ive ears. lso includes €6 million €5, million in relation to cash received under collateral support agreements shon ithin ear. ncludes inancial liailities under put option arrangements and nonderivative inancial liailities presented ithin trade and other paales. rior ear comparatives or an loans and lease liailities have een represented to relect that odaone gpt is no longer held or sale, see notes and . Notes to the consolidated financial statements (continued) Strategic report Governance Financials Other information 178 Vodafone Group Plc  Annual Report on Form 20-F 2021

e maturit proile o te Group’s inancial deriaties (wic include interest rate swaps crosscurrenc interest rate swaps and oreign ecange swaps) using undiscounted cas lows is as ollows 00 aale eceiale otal €m €m €m €m €m €m itin one ear (1618) 16864 646 (051) 13 70 n one to two ears (311) 373 60 (417) 458 365 n two to tree ears (563) 578 355 (3680) 4143 463 n tree to our ears (518) 03 385 (3733) 44 66 n our to ie ears (3305) 360 315 (56) 310 540 n more tan ie ears (33777) 373 36 (3816) 4333 5807 ect o discountinancing rates (6784) (418) inancial deriatie net (paale)receiale (859) 4,409 aales and receiales are stated separatel in te tale aoe as cas settlement is on a gross asis. nterest rate management nder te Group’s interest rate management polic interest rates on longterm monetar assets and liailities are principall maintained on a ied rate asis. t 31 arc 01 and ater edging sustantiall all o our outstanding liailities are eld on a ied interest rate asis in accordance wit treasur polic. or eac one undred asis point rise in maret interest rates or all currencies in wic te Group ad orrowings at 31 arc 01 tere would e an increase in proit eore ta €782 million (00 €695 million) including mar to maret realuations o interest rate and oter deriaties and te potential interest on cas and sortterm inestments. ere would e no material impact on euit. t 31 arc 01 te Group ad limited eposure troug interest rate deriaties and loating rate onds reerencing B and oter interan oered rates (Bs). oreign ecange management s Vodafone’s primar listing is on te ondon toc cange its sare price is uoted in sterling. ince te sterling sare price represents te alue o its uture multicurrenc cas lows principall in euro out rican rand and sterling te Group maintains te currenc o det and interest carges in proportion to its epected uture principal cas lows and as a polic to edge eternal oreign ecange riss on transactions denominated in oter currencies aoe a certain de minimis leel. t 31 arc 01 13 o net det was denominated in currencies oter tan euro ( sterling 3 out rican rand and 1 oter). is allows sterling out rican rand and oter det to e sericed in proportion to epected uture cas lows and tereore proides a partial economic edge against income statement translation eposure as interest costs will e denominated in oreign currencies. nder te Group’s oreign ecange management polic oreign ecange transaction eposure in Group companies is generall maintained at te lower o €5 million per currenc per mont or €15 million per currenc oer a si mont period. e Group recognises oreign ecange moements in euit or te translation o net inestment edging instruments and alances treated as inestments in oreign operations. oweer tere is no net impact on euit or ecange rate moements on net inestment edging instruments as tere would e an oset in te currenc translation o te oreign operation. t 31 arc 01 te Group eld inancial liailities in a net inestment edge against te Group’s out rican rand operations. ensitiit to oreign ecange moements on te edging liailities analsed against a strengtening o te out rican rand 15 (00 11) would result in a decrease in euit o €285 million (00 €212 million) wic would e ull oset oreign ecange moements on te edged net assets. n addition cas low edges o principall dollar orrowings would result in an increase in euit o €469 million (00 €713 million) against a strengtening o dollar 6 (00 5). e Group proit and loss account is eposed to oreign ecange ris witin ot operating proit and inancing income and epense. e principal reporting segment not generating income in euro is odacom wose unctional currenc is predominantl out rican and. inancing income and epense includes oreign currenc gainslosses incurred on te translation o alance seet items not eld in unctional currenc. ese are principall on certain orrowings deriaties and oter inestments denominated in sterling and dollar. otes to the consolidated inancial statements continued mm he maorit o the Group’s trade receivales are due or maturit ithin das and largel comprise amounts receivale rom consumers and usiness customers. he olloing tale presents inormation on trade receivales past due and their associated epected credit losses m – – €m €m €m €m €m €m Gross carring amount ,56 5 , 5,5 pected credit loss alloance 6 ,5 , et carring amount ,5 65 5 5 ,6 rade receivales at amortised cost past due das –6 6– otal Due or less das das das €m €m €m €m €m €m Gross carring amount ,5 6 6 5 , 5, pected credit loss alloance 6 6 56 5 , , et carring amount , 6 ,6 ote Contract assets relate to amounts not et due rom customers. hese amounts ill e reclassiied as trade receivales eore the ecome due. rade receivales at air value through other comprehensive income are not materiall past due. he prior ear comparatives have een represented to relect that odaone gpt is no longer held or sale. ee ote “Discontinued operations and assets and liailities held or sale”. he impact o the representation is to increase the gross carring amount, epected credit loss alloance and net carring amount o trade receivales held at amortised cost € million, €65 million and € million, respectivel, compared to amounts previousl reported. iuidit is revieed dail on at least a month rolling asis and stress tested on the assumption that an commercial paper outstanding matures and is not reissued. he Group maintains sustantial cash and cash euivalents hich at arch amounted to cash €5.8 illion €13.6 illion and undran committed acilities o €8.0 illion €7.7 illion, principall euro and dollar revolving credit acilities o €4.0 illion and . illion (€3.4 illion hich mature in 5 and 6 respectivel. he Group manages liuidit ris on noncurrent orroings maintaining a varied maturit proile ith a cap on the level o det maturit in an one calendar ear, thereore minimising reinancing ris. oncurrent orroings mature eteen and ears. he maturit proile o the anticipated uture cash los including interest in relation to the Group’s nonderivative inancial liailities on an undiscounted asis hich, thereore, diers rom oth the carring value and air value, is as ollos aturit proile rade paales and other inancial an loans onds ease liailities Other otal orroings liailities otal €m €m €m €m €m €m €m ithin one ear 6 , , ,56 , 5, 5,6 n one to to ears , , ,55 , ,6 n to to three ears 5,6 ,66 ,6 – ,6 n three to our ears , ,5 66 ,5 – ,5 n our to ive ears 5,56 ,6 , – , n more than ive ears 5,5 ,66 6 5, – 5, ect o discountinancing rates 6 , ,65 ,5 ,55 ithin one ear ,5 ,6 , 5,5 ,65 5,5 ,5 n one to to ears 6 ,6 , 6 ,6 6 , n to to three ears ,5 ,5 , , – , n three to our ears 6 , , , – , n our to ive ears ,5 , 66 , – , n more than ive ears – , , ,5 5,55 – 5,55 ect o discountinancing rates 5 , ,5 56 , 6 , otes aturities relect contractual cash los applicale ecept in the event o a change o control or event o deault, upon hich lenders have the right, ut not the oligation, to reuest pament ithin das. his also applies to undran committed acilities. Onl €30million €81 million o det in relation to the mandatoril convertile onds is suect to a material adverse change clause hich ould also accelerate conversion o the . illion . illion principal recognised in euit – see note “Borrowings”). ncludes spectrum licence paales ith maturit proile € million €3 million ithin one ear, €, million € million in one to to ears, €65 million €,5 million in to to three ears, €65 million €66 million in three to our ears, € million €66 million in our to ive ears and €6 million €,5 million in more than ive ears. lso includes €6 million €5, million in relation to cash received under collateral support agreements shon ithin ear. ncludes inancial liailities under put option arrangements and nonderivative inancial liailities presented ithin trade and other paales. rior ear comparatives or an loans and lease liailities have een represented to relect that odaone gpt is no longer held or sale, see notes and . 179 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

180 Vodafone Group Plc
Annual Report on Form 20-F 2021
Strategic report Governance Financials Other information

Notes to the consolidated financial statements (continued)

22. Capital and financial risk management (continued)

The following table details the Group's sensitivity to foreign exchange risk. The percentage movement applied to the currency is based on the average movements in the previous three annual reporting periods.

	2021 €m	2020 €m
ZAR 15% change (2020: 11%) - Increase in operating profit	152	126
USD 6% change (2020: 9%) - (Decrease) in profit before taxation	(46)	(64)
GBP 3% change (2020: 2%) - (Decrease)/Increase in profit before taxation	(23)	63

Equity risk

There is no material equity risk relating to the Group's equity investments which are detailed in note 13 "Other investments".

The Group has hedged its exposure under the subordinated mandatory convertible bonds to any future movements in its share price by an option strategy designed to hedge the economic impact of share price movements during the term of the bonds. As at 31 March 2021 the Group's sensitivity to a movement of 7% (2020: 23%) in its share price would result in an increase or decrease in profit before tax of €283 million (2020: €767 million).

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

The objective of the fair value hedges is to hedge a proportion of the Group's fixed rate euro denominated borrowing to a euro floating rate borrowing. The swap maturity dates match those of the underlying borrowing and the nominal cash flows are converted to quarterly payments.

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

The hedge ratio for each designation will be established by comparing the quantity of the hedging instrument and the quantity of the hedged item to determine their relative weighting; for all of the Group's existing hedge relationships the hedge ratio has been determined as 1:1.

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

181 Vodafone Group Plc Annual Report on Form 20-F 2021 | Strategic report | Governance | Financials | Other information

The following table represents the carrying values and nominal amounts of derivatives in a continued hedge relationship as at 31 March.

At 31 March 2021				Other comprehensive income				Weighted average		
	Nominal amounts €m	Carrying value Assets €m	Carrying value Liabilities €m	Opening balance 1 April 2020 €m	(Gain)/ Loss deferred to OCI €m	Gain/(Loss) recycled to financing costs €m	Closing balance 31 March 2021[1] €m	Maturity year	FX rate	Euro interest rate %
Cash flow hedges - foreign currency risk[2]										
Cross-currency and foreign exchange swaps										
US dollar bonds	18,995	621	1,070	(3,922)	5,900	(1,477)	501	2036	1.18	2.82
Australian dollar bonds	736	38	–	(26)	(102)	104	(24)	2024	1.56	0.92
Swiss franc bonds	624	–	45	28	28	(26)	30	2026	1.08	1.26
Pound sterling bonds	2,585	40	199	94	1	228	323	2047	0.89	2.59
Hong Kong dollar bonds	233	–	13	(4)	34	(17)	13	2028	9.08	1.48
Japanese yen bonds	78	–	12	6	13	(8)	11	2037	128.53	2.47
Norwegian krona bonds	241	–	22	(3)	(23)	29	3	2026	9.15	1.12
Cash flow hedges - foreign currency and interest rate risk[2]										
Cross currency swaps - US dollar bonds	417	–	8	18	52	(62)	8	2023	1.17	1.07
Cash flow hedges - interest rate risk[2]										
Interest rate swaps - Euro loans	568	–	–	7	(11)	3	(1)	2021	–	1.21
Fair value hedges - interest rate risk[3]										
Interest rate swaps - Eurobonds	186	131	–	–	–	–	–	2028	–	–
Net investment hedge - foreign exchange risk[4]										
Cross-currency and foreign exchange swaps - South African rand investment	1,785	–	23	631	328	–	959	2021	17.30	0.31
	26,448	**830**	**1,392**	**(3,171)**	**6,220**	**(1,226)**	**1,823**			

At 31 March 2020				Other comprehensive income				Weighted average		
	Nominal amounts €m	Carrying value Assets €m	Carrying value Liabilities €m	Opening balance 1 April 2019 €m	(Gain)/ Loss deferred to OCI €m	Gain/(Loss) recycled to financing costs €m	Closing balance 31 March 2020[1] €m	Maturity year	FX rate	Euro interest rate %
Cash flow hedges - foreign currency risk[2]										
Cross-currency and foreign exchange swaps										
US dollar bonds	20,383	5,371	–	(179)	(4,233)	490	(3,922)	2035	1.18	2.67
Australian dollar bonds	736	–	65	(17)	77	(86)	(26)	2024	1.56	0.92
Swiss franc bonds	624	–	17	22	(27)	33	28	2026	1.08	1.26
Pound sterling bonds	3,180	29	186	38	79	(23)	94	2043	0.85	2.04
Hong Kong dollar bonds	233	22	–	13	(25)	8	(4)	2028	9.08	1.48
Japanese yen bonds	78	1	–	2	–	4	6	2037	128.53	2.47
Norwegian krona bonds	241	–	46	1	34	(38)	(3)	2026	9.15	1.12
Cash flow hedges - foreign currency and interest rate risk[2]										
Cross-currency swaps - US dollar bonds	905	46	–	12	(14)	20	18	2023	1.17	1.05
Cash flow hedges - interest rate risk[2]										
Interest rate swaps - Euro loans	668	–	13	11	(4)	–	7	2021	–	1.21
Fair value hedges - interest rate risk[3]										
Interest rate swaps - Eurobonds	186	131	–	–	–	–	–	2028	–	–
Net investment hedge - foreign exchange risk[4]										
Cross-currency and foreign exchange swaps - South African rand investment	2,138	314	–	810	(179)	–	631	2020	16.55	0.17
	29,372	**5,914**	**327**	**713**	**(4,292)**	**408**	**(3,171)**			

Notes:
1 Fair value movement deferred into other comprehensive income includes €1,164 million loss (2020: €1,271 million loss) and €2 million gain (2020: €nil) of foreign currency basis outside the cash flow and net investment hedge relationships respectively.
2 For cash flow hedges, the movement in the hypothetical derivative (hedged item) mirrors that of the hedging instrument. Hedge ineffectiveness of the swaps designated in a cash flow hedge during the period was €nil (2020: €nil).
3 The carrying value of the bond includes €76 million loss (2020: €85 million loss) of cumulative fair value adjustment for the hedged interest rate risk. Net ineffectiveness on the fair value hedges, €8 million gain (2020: €8 million gain) is recognised in the income statement. The carrying value of bonds includes an additional €774 million loss (2020: €889 million loss) in relation to fair value of bonds previously designated in fair value hedge relationships.
4 Hedge ineffectiveness of swaps designated in a net investment hedge during the period was €nil (2020: €nil).

182 Vodafone Group Plc Annual Report on Form 20-F 2021 | Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

22. Capital and financial risk management (continued)

Changes in assets and liabilities arising from financing activities

	Borrowings €m	Derivative assets and liabilities €m	Financial liabilities under put options €m	Other liabilities €m	Assets and liabilities arising from financing activities €m
1 April 2020	74,925	(4,409)	1,850	170	72,536
Cash movements					
Proceeds from issuance of long-term borrowings	4,359	–	–	–	4,359
Repayment of borrowings	(12,237)	–	–	–	(12,237)
Net movement in short-term borrowings	(2,791)	–	–	–	(2,791)
Net movement in derivatives	–	279	–	–	279
Interest paid	(2,421)	452	(141)	(42)	(2,152)
Purchase of treasury shares	–	–	–	(62)	(62)
Payments for settlements of written put options	–	–	(1,482)	–	(1,482)
Non-cash movements					
Fair value movements	(9)	3,594	–	–	3,585
Foreign exchange	(1,480)	1,428	–	(2)	(54)
Interest costs	2,459	(485)	62	11	2,047
Lease additions	4,578	–	–	–	4,578
Acquisitions of subsidiaries	234	–	–	–	234
Other	143	–	203	416	762
31 March 2021	**67,760**	**859**	**492**	**491**	**69,602**

	Borrowings €m	Derivative assets and liabilities €m	Financial liabilities under put options €m	Other liabilities €m	Assets and liabilities arising from financing activities €m
1 April 2019[1]	52,955	(1,190)	1,844	949	54,558
Cash movements					
Proceeds from issuance of long-term borrowings	9,933	–	–	–	9,933
Repayment of borrowings	(16,028)	–	–	–	(16,028)
Net movement in short-term borrowings	2,488	–	–	–	2,488
Net movement in derivatives	–	98	–	–	98
Interest paid	(2,320)	150	(72)	(42)	(2,284)
Purchase of treasury shares	–	–	–	(821)	(821)
Non-cash movements					
Fair value movements	6	(2,543)	–	–	(2,537)
Foreign exchange	(31)	(424)	(1)	(4)	(460)
Interest costs	2,425	(354)	79	88	2,238
Lease additions[2]	15,187	–	–	–	15,187
Acquisitions and disposals of subsidairies	9,040	(146)	–	–	8,894
Other[3]	1,270	–	–	–	1,270
31 March 2020[1]	**74,925**	**(4,409)**	**1,850**	**170**	**72,536**

Notes:
1 Amounts for the year ended 31 March 2020 have been re-presented to provide further disaggregation and to additionally include €170 million (1 April 2019: €949 million) of other financial liabilities. The prior year comparatives for borrowings have also been re-presented for Vodafone Egypt (see note 21).
2 Includes €10,040 million recognised on transition to IFRS 16 on 1 April 2019.
3 Primarily includes the recognition of spectrum licence payables.

183 Vodafone Group Plc
Annual Report on Form 20-F 2021
Strategic report Governance Financials Other information

Fair value and carrying value information

The carrying value and valuation basis of the Group's financial assets are set out in notes 13 "Other investments", 14 "Trade and other receivables" and 19 "Cash and cash equivalents". For all financial assets held at amortised cost the carrying values approximate fair value.

The carrying value and valuation basis of the Group's financial liabilities are set out in notes 15 "Trade and other payables" and 21 "Borrowings". The carrying values approximate fair value for the Group's trade payables and other payables categories. For other financial liabilities a comparison of fair value and carrying value is disclosed in note 21 "Borrowings".

Net financial instruments

The table below shows the Group's financial assets and liabilities that are subject to offset in the balance sheet and the impact of enforceable master netting or similar agreements.

				Related amounts not set off in the balance sheet		
At 31 March 2021	Gross amount €m	Amount set off €m	Amounts presented in balance sheet €m	Right of set off with derivative counterparties €m	Collateral assets/liabilities[1] €m	Net amount €m
Derivative financial assets	3,151	–	3,151	(1,989)	(962)	200
Derivative financial liabilities	(4,010)	–	(4,010)	1,989	2,194	173
Total	**(859)**	**–**	**(859)**	**–**	**1,232**	**373**

				Related amounts not set off in the balance sheet		
At 31 March 2020	Gross amount €m	Amount set off €m	Amounts presented in balance sheet €m	Right of set off with derivative counterparties €m	Collateral assets/liabilities[1] €m	Net amount €m
Derivative financial assets	9,176	–	9,176	(3,556)	(5,292)	328
Derivative financial liabilities	(4,767)	–	(4,767)	3,556	1,115	(96)
Total	**4,409**	**–**	**4,409**	**–**	**(4,177)**	**232**

Note:
1 Excludes collateral of €913 million (2020: €nil) pledged as initial margin that does not offset against existing mark to market balances as at 31 March.

Financial assets and liabilities are offset and the net amount reported in the consolidated balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. Derivative financial instruments that do not meet the criteria for offset could be settled net in certain circumstances under ISDA ('International Swaps and Derivatives Association') agreements where each party has the option to settle amounts on a net basis in the event of default from the other. Collateral may be offset and net settled against derivative financial instruments in the event of default by either party. The aforementioned collateral balances are recorded in "other investments" or "current borrowings" respectively.

23. Directors and key management compensation

This note details the total amounts earned by the Company's Directors and members of the Executive Committee.

Directors

Aggregate emoluments of the Directors of the Company were as follows:

	2021 €m	2020 €m	2019 €m
Salaries and fees	4	4	4
Incentive schemes[1]	3	2	2
Other benefits[2]	–	1	–
	7	**7**	**6**

Notes:
1 Excludes gains from long-term incentive plans.
2 Includes the value of the cash allowance taken by some individuals in lieu of pension contributions.

No Directors serving during the year exercised share options in the year ended 31 March 2021 (2020: None; 2019: None).

Key management compensation

Aggregate compensation for key management, being the Directors and members of the Executive Committee, was as follows:

	2021 €m	2020 €m	2019 €m
Short-term employee benefits	28	27	23
Share-based payments	23	30	35
	51	**57**	**58**

Notes to the consolidated financial statements (continued) Notes to the consolidated financial statements (continued) 24. Employees This note shows the average number of people employed by the Group during the year, in which areas of our business our employees work and where they are based. It also shows total employment costs. 2021 2020 2019 Employees Employees Employees By activity: Operations 14,893 14,616 15,872 Selling and distribution 26,874 28,133 30,596 Customer care and administration 54,739 52,470 52,528 96,506 95,219 98,996 By segment: Germany 15,798 15,199 13,414 Italy 5,818 5,980 6,536 Spain 4,257 4,316 5,140 UK 9,584 10,295 11,525 Other Europe 15,460 14,646 12,413 India (Discontinued operations) – – 4,554 Vodacom 7,810 7,773 7,695 Other Markets 9,498 10,515 12,837 Common Functions 28,281 26,495 24,882 Total 96,506 95,219 98,996 The cost incurred in respect of these employees (including Directors) was: 2021 2020 2019 €m €m €m Wages and salaries 4,238 4,571 4,333 Social security costs 549 531 579 Other pension costs (note 25) 235 226 223 Share-based payments (note 26) 135 134 132 5,157 5,462 5,267 India (Discontinued operations) – – 84 Total 5,157 5,462 5,351 The Group has dialogue with recognised labour unions if required. In particular, there are regular meetings with the Vodafone European Consultative Council (the ‘EECC’). The delegates of this body are locally elected Vodafone employee representatives, most of whom are union and works council members. There were no material disruptions to operations as a result of union activity during the financial year or between the end of the financial year and the date of this annual report on Form 20-F. Strategic report Governance Financials Other information 184 Vodafone Group Plc  Annual Report on Form 20-F 2021

mm The Group operates a number o eined Beneit and eined Contribution retirement plans or our employees. The Group’s largest deined beneit plan is in the . or urther details see “Critical accounting udgements and ey sources o estimation uncertainty” in note 1 “Basis o preparation”. or deined beneit retirement plans, the dierence between the air value o the plan assets and the present value o the plan liabilities is recognised as an asset or liability on the statement o inancial position. eined beneit plan liabilities are assessed using the proected unit unding method and applying the principal actuarial assumptions at the reporting period date. Assets are valued at maret value. Actuarial gains and losses are taen to the statement o comprehensive income as incurred. or this purpose, actuarial gains and losses comprise both the eects o changes in actuarial assumptions and eperience adustments arising rom dierences between the previous actuarial assumptions and what has actually occurred. The return on plan assets, in ecess o interest income, and costs incurred or the management o plan assets are also taen to other comprehensive income. Other movements in the net surplus or deicit are recognised in the income statement, including the current service cost, any past service cost and the eect o any settlements. The interest cost less the epected interest income on assets is also charged to the income statement. The amount charged to the income statement in respect o these plans is included within operating costs or in the Group’s share o the results o equity accounted operations, as appropriate. The Group’s contributions to deined contribution pension plans are charged to the income statement as they all due. At 31 arch 1 the Group operated a number o retirement plans or the beneit o its employees throughout the world, with varying rights and obligations depending on the conditions and practices in the countries concerned. The Group’s philosophy is to provide access to deined contribution retirement plans where easible and to manage legacy deined beneit retirement arrangements. eined beneit plans provide beneits based on the employees’ length o pensionable service and their inal pensionable salary or other criteria. eined contribution plans oer employees individual unds that are converted into beneits at the time o retirement. The Group operates deined beneit plans in Germany, India, Ireland, Italy, the , the nited tates and the Group operates deined beneit indemnity plans in Greece and Turey. eined contribution plans are currently provided in gypt, Germany, Greece, ungary, India, Ireland, Italy, ortugal, outh Arica, pain and the . m m 19 €m €m €m eined contribution plans 1 1 eined beneit plans 31 m m m The Group’s retirement policy is to provide competitive pension provision, in each operating country, in line with the maret median or that location. The Group’s preerred retirement provision is ocused on eined Contribution (‘DC’) arrangements andor tate provision or uture service. The Group’s main deined beneit unding liability is the odaone Group ension cheme (‘Vodafone plan’). ince une 1 the odaone plan has consisted o two segregated sections the odaone ection and the Cable ireless ection (‘CWW Section’). Both sections are closed to new entrants and to uture accrual. The Group also operates smaller unded and ununded plans in the , unded and ununded plans in Germany and unded plans in Ireland. eined beneit pension provision eposes the Group to actuarial riss such as longer than epected longevity o participants, lower than epected return on investments and higher than epected inlation, which may increase the liabilities or reduce the value o assets o the plans. The main deined beneit plans are administered by trustee boards which are legally separate rom the Group and consist o representatives who are employees, ormer employees or are independent rom the Group. The trustee boards o the pension plans are required by legislation to act in the best interest o the participants, set the investment strategy and contribution rates and are subect to statutory unding regimes. The odaone plan is registered as an occupational pension plan with evenue and Customs (‘HMRC’) and is subect to legislation and operates within the ramewor outlined by the ensions egulator. legislation requires that pension plans are unded prudently and that valuations are undertaen at least every three years. eparate valuations are required or the odaone ection and C ection. The trustees obtain regular actuarial valuations to chec whether the statutory unding obective is met and whether a recovery plan is required to restore unding to the level o the agreed technical provisions. The 31 arch 19 triennial actuarial valuation or the odaone ection and C ection o the odaone plan showed a net deicit o million (€9 million) on the unding basis, comprising o a 13 million (€200 million) deicit or the odaone ection and a 9 million (€110 million) surplus or the C ection. 185 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information otes to te consolidated financial statements (continued) mm ese planspecific actuarial aluations ill differ to te S 1 accountin asis ic is used to measure pension assets and liailities presented in te Group’s consolidated statement of financial position. olloin te 201 triennial aluation te Group and trustees of te Vodafone plan areed a fundin plan to address te aluation deficit in te Vodafone Section oer te period to 1 Marc 202 and made a cas contriution on Septemer 2020 of 0 million (€90 million) into te Vodafone Section. is cas payment as inested into an annuity policy issued y a tird party insurance company ic in turn entered into a reinsurance policy coerin tese riss it te Group’s captie insurance company see note 1 “Trade and oter payables”. o furter contriutions are due in respect of te deficit reealed at te 201 aluation. undin plans are indiidually areed for eac of te Group’s oter defined enefit plans it te respectie trustees or oernin oard tain into account local reulatory reuirements. t is epected tat ordinary contriutions of €78 million ill e paid into te Group’s defined enefit plans durin te year endin 1 Marc 2022. e Group as also proided certain uarantees in respect of te Vodafone plan furter details are proided in note 2 “Contingent liailities and leal proceedings” to te consolidated financial statements. e inestment stratey for te plans is controlled y te trustees in consultation it te Group and te plans ae no direct inestments in te Group’s euity securities or in property or oter assets currently used y te Group. e allocation of assets eteen different classes of inestment is reieed reularly and is a ey factor in te trustee inestment policy. e trustees aim to aciee te plan’s inestment oecties trou inestin partly in a diersified mi of rot assets ic oer te lon term are epected to ro in alue y more tan te lo ris assets. e lo ris assets include cas and ilts inflation and interest rate edin and in sustance insured pensioner annuity policies in ot te Vodafone Section and CWW Sections of te Vodafone plan. numer of inestment manaers are appointed to promote diersification y assets oranisation and inestment style and current maret conditions and trends are reularly assessed ic may lead to adustments in te asset allocation. m e Group’s plan liailities are measured usin te proected unit credit metod usin te principal actuarial assumptions set out elo 2020 201 m Rate of inflation2 2. 2.2 2. Rate of increase in salaries 2. 2. 2. Discount rate 1. 2.0 2. otes 1 iures son represent a eited aerae assumption of te indiidual plans. 2 e rate of increase in pensions in payment and deferred realuation are dependent on te rate of inflation. Mortality assumptions used are ased on recommendations from te indiidual local actuaries ic include adustments for te eperience of te Group ere appropriate. e Group’s larest plan is te Vodafone plan. urter life epectancies assumed for te plans are 2.2. years (2020 2.22.2 years) for a malefemale pensioner currently aed years and 2.2. (2020 2.12.2 years) from ae for a malefemale nonpensioner memer currently aed 0. Cares made to te consolidated income statement and consolidated statement of compreensie income (‘SOCI’) on te asis of te assumptions stated aoe are 2020 201 €m €m €m Current serice cost 1 ast serice costs1 2 2 – 1 et interest (income)care () 10 ctuarial (losses)ains reconised in te SC () 0 () otes 1 olloin a Hi Court udement on 21 ctoer 201 ic concluded tat affected defined enefit plans sould eualise pension enefits for men and omen in relation to uaranteed minimum pension (‘GMP’) enefits te Group as recorded a preta past serice cost of €16 million (1 million) in te year ended 1 Marc 201. 2 olloin a furter udement on 20 oemer 2020 ic concluded tat effected defined enefit plans sould also eualise transfer alue payments for men and omen in relation to uaranteed minimum pension (‘GMP’) enefits te Group as recorded a preta past serice cost of €2 million (2 million) in te year ended 1 Marc 2021. e eited aerae duration of te defined enefit oliation at 1 Marc 2021 is 21 years (2020 21 years). Notes to the consolidated financial statements (continued) Strategic report Governance Financials Other information 186 Vodafone Group Plc  Annual Report on Form 20-F 2021

Te amount included in te statement o inancial position arising rom te Group’s obligations in respect o its eined beneit plans is as ollos ssets iabilities et deicit €m €m €m Serice cost – (7) (7) Interest income(cost) 1 (16) (9) eturn on plan assets ecluding interest income 108 – 108 ctuarial gains arising rom canges in demograpic assumptions – 22 22 ctuarial gains arising rom canges in inancial assumptions – 8 8 ctuarial losses arising rom eperience adustments – (10) (10) mployer cas contributions 2 – 2 Member cas contributions 10 (10) – eneits paid (27) 27 – cange rate moements (1) 16 1 Oter moements (2) (8) (0) Serice cost – (9) (9) Interest income(cost) 17 (129) 8 eturn on plan assets ecluding interest income 66 – 66 ctuarial losses arising rom canges in inancial assumptions – (1118) (1118) ctuarial losses arising rom eperience adustments – () () mployer cas contributions 12 – 12 Member cas contributions 10 (10) – eneits paid (2) 2 – cange rate moements 2 (29) () Oter moements (1) (8) n analysis o te net (deicit)surplus is proided belo or te Group as a ole. 2020 €m €m Total air alue o plan assets 762 6906 Present alue o unded plan liabilities (7968) (661) Present alue o ununded plan liabilities (117) (11) ssets1 60 90 iabilities (1) (8) ote 1 Pension assets are deemed to be recoerable and tere are no adustments in respect o minimum unding reuirements as economic beneits are aailable to te Group eiter in te orm o uture reunds or or plans still open to beneit accrual in te orm o possible reductions in uture contributions. otes to te consolidated financial statements (continued) mm ese planspecific actuarial aluations ill differ to te S 1 accountin asis ic is used to measure pension assets and liailities presented in te Group’s consolidated statement of financial position. olloin te 201 triennial aluation te Group and trustees of te Vodafone plan areed a fundin plan to address te aluation deficit in te Vodafone Section oer te period to 1 Marc 202 and made a cas contriution on Septemer 2020 of 0 million (€90 million) into te Vodafone Section. is cas payment as inested into an annuity policy issued y a tird party insurance company ic in turn entered into a reinsurance policy coerin tese riss it te Group’s captie insurance company see note 1 “Trade and oter payables”. o furter contriutions are due in respect of te deficit reealed at te 201 aluation. undin plans are indiidually areed for eac of te Group’s oter defined enefit plans it te respectie trustees or oernin oard tain into account local reulatory reuirements. t is epected tat ordinary contriutions of €78 million ill e paid into te Group’s defined enefit plans durin te year endin 1 Marc 2022. e Group as also proided certain uarantees in respect of te Vodafone plan furter details are proided in note 2 “Contingent liailities and leal proceedings” to te consolidated financial statements. e inestment stratey for te plans is controlled y te trustees in consultation it te Group and te plans ae no direct inestments in te Group’s euity securities or in property or oter assets currently used y te Group. e allocation of assets eteen different classes of inestment is reieed reularly and is a ey factor in te trustee inestment policy. e trustees aim to aciee te plan’s inestment oecties trou inestin partly in a diersified mi of rot assets ic oer te lon term are epected to ro in alue y more tan te lo ris assets. e lo ris assets include cas and ilts inflation and interest rate edin and in sustance insured pensioner annuity policies in ot te Vodafone Section and CWW Sections of te Vodafone plan. numer of inestment manaers are appointed to promote diersification y assets oranisation and inestment style and current maret conditions and trends are reularly assessed ic may lead to adustments in te asset allocation. m e Group’s plan liailities are measured usin te proected unit credit metod usin te principal actuarial assumptions set out elo 2020 201 m Rate of inflation2 2. 2.2 2. Rate of increase in salaries 2. 2. 2. Discount rate 1. 2.0 2. otes 1 iures son represent a eited aerae assumption of te indiidual plans. 2 e rate of increase in pensions in payment and deferred realuation are dependent on te rate of inflation. Mortality assumptions used are ased on recommendations from te indiidual local actuaries ic include adustments for te eperience of te Group ere appropriate. e Group’s larest plan is te Vodafone plan. urter life epectancies assumed for te plans are 2.2. years (2020 2.22.2 years) for a malefemale pensioner currently aed years and 2.2. (2020 2.12.2 years) from ae for a malefemale nonpensioner memer currently aed 0. Cares made to te consolidated income statement and consolidated statement of compreensie income (‘SOCI’) on te asis of te assumptions stated aoe are 2020 201 €m €m €m Current serice cost 1 ast serice costs1 2 2 – 1 et interest (income)care () 10 ctuarial (losses)ains reconised in te SC () 0 () otes 1 olloin a Hi Court udement on 21 ctoer 201 ic concluded tat affected defined enefit plans sould eualise pension enefits for men and omen in relation to uaranteed minimum pension (‘GMP’) enefits te Group as recorded a preta past serice cost of €16 million (1 million) in te year ended 1 Marc 201. 2 olloin a furter udement on 20 oemer 2020 ic concluded tat effected defined enefit plans sould also eualise transfer alue payments for men and omen in relation to uaranteed minimum pension (‘GMP’) enefits te Group as recorded a preta past serice cost of €2 million (2 million) in te year ended 1 Marc 2021. e eited aerae duration of te defined enefit oliation at 1 Marc 2021 is 21 years (2020 21 years). 187 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

188 Vodafone Group Plc
Annual Report on Form 20-F 2021
Strategic report Governance Financials Other information

Notes to the consolidated financial statements (continued)

25. Post employment benefits (continued)

An analysis of net surplus/(deficit) is provided below for the Vodafone UK plan, which is a funded plan. As part of the merger of the Vodafone UK plan and the Cable and Wireless Worldwide Retirement Plan ('CWWRP') plan on 6 June 2014 the assets and liabilities of the CWW Section are segregated from the Vodafone Section and hence are reported separately below.

	CWW Section		Vodafone Section	
	2021 €m	2020 €m	2021 €m	2020 €m
Analysis of net surplus/(deficit):				
Total fair value of plan assets	2,912	2,842	3,298	2,873
Present value of plan liabilities	(2,852)	(2,393)	(3,457)	(2,731)
Net surplus/(deficit)	**60**	**449**	**(159)**	**142**
Net surplus/(deficit) are analysed as:				
Assets	60	449	–	142
Liabilities	–	–	(159)	–

Fair value of plan assets

	2021 €m	2020 €m
Cash and cash equivalents	247	96
Equity investments:		
With quoted prices in an active market	1,376	1,018
Without quoted prices in an active market	294	197
Debt instruments:		
With quoted prices in an active market	4,589	4,446
Without quoted prices in an active market	559	513
Property:		
With quoted prices in an active market	26	18
Without quoted prices in an active market	494	391
Derivatives:[1]		
Without quoted prices in an active market	(1,557)	(1,110)
Investment fund	604	533
Annuity policies		
With quoted prices in an active market	4	3
Without quoted prices	996	801
Total	**7,632**	**6,906**

Note:
1 Derivatives include collateral held in the form of cash. Assets are valued using 'level 2' inputs under IFRS 13 "Fair Value Measurement" principles and classified as unquoted accordingly.

The fair value of plan assets, which have been measured in accordance with IFRS 13 "Fair Value Measurement", are analysed by asset category above and are subdivided by assets that have a quoted market price in an active market and those that do not, such as investment funds. Where available, the fair values are quoted prices (e.g. listed equity, sovereign debt and corporate bonds). Unlisted investments without quoted prices in an active market (e.g. private equity) are included at values provided by the fund manager in accordance with relevant guidance. Other significant assets are valued based on observable inputs such as yield curves. The Vodafone UK plan annuity policies fully match the pension obligations of those pensioners insured and therefore are set equal to the present value of the related obligations. Investment funds of €604 million at 31 March 2021 include investments in diversified alternative beta funds held in the Vodafone Section of the Vodafone UK plan.

The actual return on plan assets over the year to 31 March 2021 was a gain of €603 million (2020: €262 million gain).

Sensitivity analysis

Measurement of the Group's defined benefit retirement obligation is sensitive to changes in certain key assumptions. The sensitivity analysis below shows how a reasonably possible increase or decrease in a particular assumption would, in isolation, result in an increase or decrease in the present value of the defined benefit obligation as at 31 March 2021.

	Rate of inflation		Rate of increase in salaries		Discount rate		Life expectancy	
	Decrease by 0.5% €m	Increase by 0.5% €m	Decrease by 0.5% €m	Increase by 0.5% €m	Decrease by 0.5% €m	Increase by 0.5% €m	Decrease by 1 year €m	Increase by 1 year €m
(Decrease)/increase in present value of defined benefit obligation[1]	(572)	641	(4)	4	854	(738)	(278)	275

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

189 Vodafone Group Plc
Annual Report on Form 20-F 2021
Strategic report Governance Financials Other information

26. Share-based payments

The Group has a number of share plans used to award shares to Executive Directors and employees as part of their remuneration package. A charge is recognised over the vesting period in the consolidated income statement to record the cost of these, based on the fair value of the award on the grant date.

Accounting policies

The Group issues equity-settled share-based awards to certain employees. Equity-settled share-based awards are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based award is expensed on a straight-line basis over the vesting period, based on the Group's estimate of the shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions. A corresponding increase in additional paid-in capital is also recognised.

Some share awards have an attached market condition, based on total shareholder return ('TSR'), which is taken into account when calculating the fair value of the share awards. The valuation for the TSR is based on Vodafone's ranking within the same group of companies, where possible, over the past five years.

The fair value of awards of non-vested shares is an average calculation of the closing price of the Group's shares on the days prior to the grant date, adjusted for the present value of the delay in receiving dividends where appropriate.

The maximum aggregate number of ordinary shares which may be issued in respect of share options or share plans will not (without shareholder approval) exceed:

- 10% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans; and
- 5% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans, other than any plans which are operated on an all-employee basis.

Share options

Vodafone Group executive plans

No share options have been granted to any Directors or employees under the Company's discretionary share option plans in the year ended 31 March 2021 (2020: nil).

Vodafone Sharesave Plan

Under the Vodafone Sharesave Plan UK staff may acquire shares in the Company through monthly savings of up to £375 over a three and/or five year period, at the end of which they may also receive a tax-free bonus. The savings and bonus may then be used to purchase shares at the option price, which is set at the beginning of the invitation period and usually at a discount of 20% to the then prevailing market price of the Company's shares.

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

190 Vodafone Group Plc
Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Notes to the consolidated financial statements (continued)

26. Share-based payments (continued)

Movements in outstanding ordinary share options

	Ordinary share options 2021 Millions	2020 Millions	2019 Millions
1 April	53	46	40
Granted during the year	35	39	33
Forfeited during the year	(1)	(1)	(2)
Exercised during the year	–	–	(2)
Expired during the year	(25)	(31)	(23)
31 March	**62**	**53**	**46**
Weighted average exercise price:			
1 April	£1.19	£1.40	£1.64
Granted during the year	£1.03	£1.06	£1.30
Forfeited during the year	£1.16	£1.36	£1.52
Exercised during the year	£1.23	£1.50	£1.67
Expired during the year	£1.27	£1.34	£1.64
31 March	**£1.07**	**£1.19**	**£1.40**

Summary of options outstanding

	31 March 2021			31 March 2020		
	Outstanding shares Millions	Weighted average exercise price	Weighted remaining average contractual life Months	Outstanding shares Millions	Weighted average exercise price	Weighted remaining average contractual life Months
Vodafone Group savings related and Sharesave Plan:						
£0.98 – £1.89	62	£1.07	30	53	£1.19	30

Share awards

Movements in non-vested shares are as follows:

	2021		2020		2019	
	Millions	Weighted average fair value at grant date	Millions	Weighted average fair value at grant date	Millions	Weighted average fair value at grant date
1 April	245	£1.41	200	£1.92	182	£2.04
Granted	108	£0.99	135	£1.00	88	£1.82
Vested	(56)	£1.56	(44)	£2.10	(39)	£2.21
Forfeited	(30)	£1.10	(46)	£1.76	(31)	£1.97
31 March	**267**	**£1.20**	**245**	**£1.41**	**200**	**£1.92**

Other information

The total fair value of shares vested during the year ended 31 March 2021 was €108 million (2020: €92 million; 2019: €86 million).

The compensation cost included in the consolidated income statement in respect of share options and share plans was €135 million (2020: €134 million; 2019: €132 million) which is comprised principally of equity-settled transactions.

The average share price for the year ended 31 March 2021 was 120.8 pence (2020: 135.9 pence; 2019: 168.3 pence).

191 Vodafone Group Plc
Annual Report on Form 20-F 2021 | Strategic report | Governance | Financials | Other information

27. Acquisitions and disposals

The note below provides details of acquisition and disposal transactions for the current year as well as those completed in the prior year. For further details see "Critical accounting judgements and key sources of estimation uncertainty" in note 1 "Basis of preparation" to the consolidated financial statements.

Accounting policies

Business combinations

Acquisitions of subsidiaries are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued by the Group. Acquisition-related costs are recognised in the income statement as incurred. The acquiree's identifiable assets and liabilities are recognised at their fair values at the acquisition date, which is the date on which control is transferred to the Group. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Group's previously held equity interest in the acquiree, if any, over the net amounts of identifiable assets acquired and liabilities assumed at the acquisition date. The interest of the non-controlling shareholders in the acquiree may initially be measured either at fair value or at the non-controlling shareholders' proportion of the net fair value of the identifiable assets acquired, liabilities and contingent liabilities assumed. The choice of measurement basis is made on an acquisition-by-acquisition basis.

Acquisition of interests from non-controlling shareholders

In transactions with non-controlling parties that do not result in a change in control, the difference between the fair value of the consideration paid or received and the amount by which the non-controlling interest is adjusted is recognised in equity.

Aggregate cash consideration

The aggregate cash consideration in respect of purchases of subsidiaries, net of cash acquired, is as follows:

	2021 €m	2020 €m
Cash consideration paid		
European Liberty Global Assets	–	10,313
Other acquisitions during the year	138	108
Net cash acquired	(2)	(126)
	136	**10,295**

Acquisition of European Liberty Global assets

In the comparative period, on 31 July 2019, the Group completed the acquisition of a 100% interest in Unitymedia GmBH ('Unitymedia') and Liberty Global's operations (excluding its 'Direct Home' business) in the Czech Republic ('UPC Czech'), Hungary ('UPC Hungary') and Romania ('UPC Romania') for an aggregate net cash consideration of €10,313 million. The primary reason for acquiring the businesses was to create a converged national provider of digital infrastructure in Germany, together with creating converged communications operators in the Czech Republic, Hungary and Romania.

The purchase price allocation is set out in the table below.

	Fair value €m
Net assets acquired	
Identifiable intangible assets[1]	5,818
Property, plant and equipment[2]	4,737
Inventory	2
Trade and other receivables	856
Other investments	2
Cash and cash equivalents	109
Current and deferred taxation	(1,904)
Short and long-term borrowings	(9,527)
Trade and other payables	(1,066)
Post employment benefits	(40)
Provisions	(178)
Net identifiable liabilities acquired	**(1,191)**
Goodwill[3]	11,504
Total consideration[4]	**10,313**

Notes:
1 Identifiable intangible assets of €5,818 million consisted of customer relationships of €5,569 million, brand of €71 million and software of €178 million.
2 Includes Right-of-use assets.
3 The goodwill is attributable to future profits expected to be generated from new customers and the synergies expected to arise after the Group's acquisition of the businesses.
4 Transaction costs of €46 million were charged to Other income and expense in the consolidated income statement in the year ended 31 March 2020.

otes to the consolidated inancial statements (continued) rom the date o acquisition to 31 arch 00, the acquired entities contributed €1,993 million o reenue and a loss o €247 million toards the proit beore ta o the Group the acquisition had taen place at the beginning o the prior inancial year, reenue ould hae been €5,975 million and the proit beore ta ould hae been €822 million During the year ended 31 arch 01, the Group completed certain acquisitions or an aggregate consideration o €178 million, o hich €nil has been paid in cash he aggregate proisional air alues acquired o goodill, identiiable assets, liabilities and noncontrolling interests recognised on acquisition ere €92 million, €445 million, €306 million and €53 million, respectiely n addition, the Group paid €138 million in respect o acquisitions completed in prior periods During the year ended 31 arch 00 the Group completed certain acquisitions or an aggregate consideration o €76 million, o hich €108 million as paid in that year he aggregate proisional air alues o goodill, identiiable assets and liabilities o the acquired operations ere €8 million, €113 million and €85 million, respectiely he dierence beteen the carrying alue o the net assets disposed o and the air alue o consideration receied is recorded as a gain or loss on disposal oreign echange translation gains or losses relating to subsidiaries, oint arrangements and associates that the Group has disposed o, and that hae preiously recorded in other comprehensie income or epense, are also recognised as part o the gain or loss on disposal he aggregate cash consideration in respect o the disposal o subsidiaries, net o cash disposed, is as ollos 00 €m €m odaone e ealand (37) ,03 oer inrastructure in taly 19 ,10 odaone alta – ther disposals during the period 3 35 et cash disposed (1) (13) n the comparatie period, on 31 uly 019, the Group sold its 100 interest in odaone e ealand imited (‘Vodafone e Zealand’) or consideration o D 3 billion (€2.0 billion) he table belo summarises the net assets disposed and the resulting net gain on disposal o €1.1 billion Goodill (3) ther intangible assets (155) Property, plant and equipment1 (783) nentory (9) rade and other receiables () nestments in associates and oint entures () Current and deerred taation (11) hort and longterm borroings 15 rade and other payables 61 Proisions 35 et cash proceeds arising rom the transaction ,03 ther eects 13 otes 1 ncludes Rightouse assets ncludes €59 million o recycled oreign echange losses 3 Recorded ithin ther income and epense in the consolidated income statement €m Notes to the consolidated financial statements (continued) Strategic report Governance Financials Other information 192 Vodafone Group Plc  Annual Report on Form 20-F 2021

n e omaaie eiod on 31 a 2020 e o meed i aie oe infae in al i nfae iele aliane ... (‘INWIT’), (e ‘combination’). a of e ominaion Vodafone eeied oeed of €2,140 million and a 37.5 aeoldin in e omined eni. a el of e anaion e no lone onolidae e oe ae and aon fo o inee a a oin ene in e ei meod. e ae alo eneed ino an aeemen o leae a ae on e moile ae aion o loae neo eimen (ee noe 20 “Leases”). e o eonied a ne ain on e ominaion of €3,356 million. oodill (1320) oe lan and eimen1 (548) ade and oe eeiale (164) en and defeed aaion 44 o and lonem ooin 270 ade and oe aale 79 oiion 40 ai ale of inemen in 2 3559 e a oeed aiin fom e anaion 2140 eiion of ain (noe 20) (744) m oe 1 nlde iofe ae. 2 e fai ale of €3,559 million omie an inemen of €3,345 million eoded iin nemen in aoiae and oin aanemen (noe 12) and a diidend eeiale of €214 million eoded iin e eeiale (noe 14). 3 eoded iin e inome and eene in e onolidaed inome aemen. n e omaaie eiod on 31 a 2020 e o old i 100 inee in Vodafone ala imied (‘Vodafone Malta’) fo onideaion of €242 million. ne ain on dioal of €170 million a een eoded iin e inome and eene in e onolidaed inome aemen. 2020 €m €m Vanae oe 2000 – Vanae oe eee (288) – e (49) (160) in e eiod e o omleed an iniial li offein of Vanae oe i e fi da of adin on e elaed ae of e anf o ane ein 18 a 2021. e offe onied olel of a eonda elldon of eiin ae eld Vodafone m. a onideaion of €2,000 million a eeied in e eiod. fe €217m a eeied in il 2021 folloin omleion of e mae ailiaion eiod deied in e Vanae oe oe. n 25 a 2021 e o eeied i oion o ae e emainin 38 of Vanae oe eee fo a onideaion of €288 million ain i aeoldin o 100. €m otes to the consolidated inancial statements (continued) rom the date o acquisition to 31 arch 00, the acquired entities contributed €1,993 million o reenue and a loss o €247 million toards the proit beore ta o the Group the acquisition had taen place at the beginning o the prior inancial year, reenue ould hae been €5,975 million and the proit beore ta ould hae been €822 million During the year ended 31 arch 01, the Group completed certain acquisitions or an aggregate consideration o €178 million, o hich €nil has been paid in cash he aggregate proisional air alues acquired o goodill, identiiable assets, liabilities and noncontrolling interests recognised on acquisition ere €92 million, €445 million, €306 million and €53 million, respectiely n addition, the Group paid €138 million in respect o acquisitions completed in prior periods During the year ended 31 arch 00 the Group completed certain acquisitions or an aggregate consideration o €76 million, o hich €108 million as paid in that year he aggregate proisional air alues o goodill, identiiable assets and liabilities o the acquired operations ere €8 million, €113 million and €85 million, respectiely he dierence beteen the carrying alue o the net assets disposed o and the air alue o consideration receied is recorded as a gain or loss on disposal oreign echange translation gains or losses relating to subsidiaries, oint arrangements and associates that the Group has disposed o, and that hae preiously recorded in other comprehensie income or epense, are also recognised as part o the gain or loss on disposal he aggregate cash consideration in respect o the disposal o subsidiaries, net o cash disposed, is as ollos 00 €m €m odaone e ealand (37) ,03 oer inrastructure in taly 19 ,10 odaone alta – ther disposals during the period 3 35 et cash disposed (1) (13) n the comparatie period, on 31 uly 019, the Group sold its 100 interest in odaone e ealand imited (‘Vodafone e Zealand’) or consideration o D 3 billion (€2.0 billion) he table belo summarises the net assets disposed and the resulting net gain on disposal o €1.1 billion Goodill (3) ther intangible assets (155) Property, plant and equipment1 (783) nentory (9) rade and other receiables () nestments in associates and oint entures () Current and deerred taation (11) hort and longterm borroings 15 rade and other payables 61 Proisions 35 et cash proceeds arising rom the transaction ,03 ther eects 13 otes 1 ncludes Rightouse assets ncludes €59 million o recycled oreign echange losses 3 Recorded ithin ther income and epense in the consolidated income statement €m 193 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

194 Vodafone Group Plc
Annual Report on Form 20-F 2021 | Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

28. Commitments

A commitment is a contractual obligation to make a payment in the future, mainly in relation to agreements to buy assets such as mobile devices, network infrastructure and IT systems and leases that have not commenced. These amounts are not recorded in the consolidated statement of financial position since we have not yet received the goods or services from the supplier. The amounts below are the minimum amounts that we are committed to pay.

Capital commitments

	Company and subsidiaries		Share of joint operations		Group	
	2021 €m	2020 €m	2021 €m	2020 €m	2021 €m	2020 €m
Contracts placed for future capital expenditure not provided in the financial statements[1]	3,993	3,046	133	103	4,126	3,149

Note:
1 Commitment includes contracts placed for property, plant and equipment and intangible assets.

Leases entered into by the Group but not commenced at 31 March 2021 are disclosed in note 20.

29. Contingent liabilities and legal proceedings

Contingent liabilities are potential future cash outflows, where the likelihood of payment is considered more than remote, but is not considered probable or cannot be measured reliably.

	2021 €m	2020 €m
Performance bonds[1]	381	414
Other guarantees[2]	2,347	2,908

Notes:
1 Performance bonds require the Group to make payments to third parties in the event that the Group does not perform what is expected of it under the terms of any related contracts or commercial arrangements.
2 Other guarantees principally comprise Vodafone Group Plc's guarantee of the Group's 50% share of a US$3.5 billion loan facility (2020: AUD1.7 billion and US$3.5 billion loan facilities), which forms part of the Group's overall joint venture investment in TPG Telecom Ltd (2020: Vodafone Hutchison Australia Pty Limited). The Group's share of these loan balances is included in the net investment in joint venture (see note 12 "Investments in associates and joint arrangements"). Other guarantees also includes INR42.5 billion (2020: nil) in relation to the secondary pledge over shares owned by Vodafone Group in Indus Towers (see "Indus Tower merger" paragraph on page 195).

UK pension schemes

The Group's main defined benefit plan is the Vodafone UK Group Pension Scheme ('Vodafone UK Plan') which has two segregated sections, the Vodafone Section and the CWW Section, as detailed in note 25 "Post employment benefits".

The Group has covenanted to provide security in favour of both the Vodafone Section and CWW Section whilst a deficit remains. The deficit is measured on a prescribed basis agreed between the Group and trustee. The Group provides surety bonds as the security.

The level of the security has varied since inception in line with the movement in the Vodafone UK Plan deficit. At 31 March 2021 the Vodafone UK Plan retains security over €822 million (notional value) for the Vodafone Section and €176 million (notional value) for the CWW Section. The security may be substituted either on a voluntary or mandatory basis. The Company has also provided two guarantees to the Vodafone Section of the Vodafone UK Plan for a combined value up to €1.47 billion to provide security over the deficit under certain defined circumstances, including insolvency of the employers. The Company has also agreed a similar guarantee of up to €1.47 billion for the CWW Section.

An additional smaller UK defined benefit plan, the THUS Plc Group Scheme, has a guarantee from the Company for up to €117 million.

s part of te agreement to merge Vodafone India and Idea ellular in te parties agreed a mecanism for paments beteen te Group and Vodafone Idea imited (‘VIL’) pursuant to te difference beteen te crstallisation of certain identified contingent liabilities in relation to legal regulator ta and oter matters and refunds relating to Vodafone India and Idea ellular. as paments or cas receipts relating to tese matters must ave been made or received b VI before an amount becomes due from or oed to te Group. n future paments b te Group to VI as a result of tis agreement ould onl be made after satisfaction of tis and oter contractual conditions. e Group’s potential eposure under tis mecanism is no capped at I billion (€747 million) folloing paments made under tis mecanism from Vodafone to VI totalling I billion (€235 million). e matters covered b te mecanism include te dusted Group evenue (‘AGR’) udgement debt levied on VI for an amount materiall in ecess of te cap. ere are significant uncertainties in relation to VIL’s abilit to settle all liabilities relating to te G udgement and no furter cas paments are considered probable at arc . e carring value of te Group’s investment in VI is €nil and te Group is recording no furter sare of losses in respect of VI (see note ). e Group’s potential eposure to liabilities itin VI is capped b te mecanism described above. s a conseuence contingent liabilities arising from litigation in India concerning operations of Vodafone India are no longer reported belo. m e merger of Indus and arti Infratel completed on ovember and te combined entit as renamed Indus oers td (“Indus Towers”). nder te terms of te merger a securit pacage as agreed for te benefit of Indus oers ic can be invoed in te event tat VI is unable to satisf certain pament obligations under its aster ervices greements it Indus oers (te ‘MSAs’). e securit pacage includes prepament in cas of I billion (€279 million) b VI to Indus oers in respect of its pament obligations tat are undisputed due and paable under te s after te merger closing primar pledge over . million sares oned b Vodafone Group in Indus oers aving a value of I billion (€544 million) as at arc and secondar pledge over sares oned b Vodafone Group in Indus oers (raning beind Vodafone’s eisting lenders for te remaining €1.2 billion ban borroings secured against Indian assets (see note ) utilised to fund Vodafone’s contribution to te VI rigts issue in ) (“te an orroings”) it a maimum liabilit cap of I . billion (€495 million). In te event of nonpament of relevant obligations b VI Indus oers ill ave recourse to te primar pledge sares and after repament of te an orroings in full an secondar pledged sares up to te value of te liabilit cap. VIL’s abilit to mae paments to Indus oers is uncertain and depends on a number of factors including its abilit to raise additional funding. e Group is currentl involved in a number of legal proceedings including inuiries from or discussions it government autorities tat are incidental to teir operations. egal proceedings ere te Group considers tat te lieliood of material future outflos of cas or oter resources is more tan remote are disclosed belo. ere te Group assesses tat it is probable tat te outcome of legal proceedings ill result in a financial outflo and a reliable estimate can be made of te amount of tat obligation a provision is recognised for tese amounts. In all cases determining te probabilit of successfull defending a claim against te Group involves te application of udgement as te outcome is inerentl uncertain. e determination of te value of an future outflos of cas or oter resources and te timing of suc outflos involves te use of estimates. e costs incurred in comple legal proceedings regardless of outcome can be significant. e Group is not involved in an material proceedings in ic an of te Group’s irectors members of senior management or affiliates are eiter a part adverse to te Group or ave a material interest adverse to te Group. In anuar te upreme ourt of India found against te Indian ta autorit and in favour of Vodafone International oldings V (‘VIHBV’) in proceedings brougt after te Indian ta autorit alleged potential liabilit under te Income a ct for te failure b VIV to deduct itolding ta from consideration paid to te utcison elecommunications International imited group (‘HTIL’) in connection it its disposal to VIV of its interests in a olloned aman Island incorporated subsidiar tat indirectl eld interests in Vodafone India imited (‘Vodafone India’). Notes to te consolidated financial statements (contined) mmm commitment is a contactal obliation to mae a ament in te fte, mainl in elation to aeements to b assets sc as mobile deices, neto infastcte and IT sstems and leases tat ae not commenced. Tese amonts ae not ecoded in te consolidated statement of financial osition since e ae not et eceied te oods o seices fom te slie. Te amonts belo ae te minimm amonts tat e ae committed to a. mmm m 2020 2020 2020 €m €m €m €m €m €m ontacts laced fo fte caital eendite not oided in te financial statements1 3,993 3,046 133 103 4,126 3,149 Note 1 ommitment incldes contacts laced fo oet, lant and eiment and intanible assets. Leases enteed into b te o bt not commenced at 31 Mac 2021 ae disclosed in note 20. ontinent liabilities ae otential fte cas otflos, ee te lieliood of ament is consideed moe tan emote, bt is not consideed obable o cannot be meased eliabl. 2020 €m €m efomance bonds1 381 414 te aantees2 2,347 2,908 Notes 1 efomance bonds eie te o to mae aments to tid aties in te eent tat te o does not efom at is eected of it nde te tems of an elated contacts o commecial aanements. 2 te aantees inciall comise Vodafone o Plc’s aantee of te Group’s 50 sae of a 3.5 billion loan facilit (2020 1.7 billion and 3.5 billion loan facilities), ic foms at of te Group’s oeall oint ente inestment in T Telecom Ltd (2020 Vodafone tcison stalia t Limited). Te Group’s sae of tese loan balances is inclded in te net inestment in oint ente (see note 12 “Investments in associates and oint arrangements”). te aantees also incldes IN42.5 billion (2020 nil) in elation to te seconda lede oe saes oned b Vodafone o in Inds Toes (see “Indus Toe merger” aaa on ae 195). m Te oup’s main defined benefit lan is te Vodafone o ension ceme (‘Vodafone lan’) ic as to seeated sections, te Vodafone ection and te WW ection, as detailed in note 25 “Post emloment benefits”. Te o as coenanted to oide secit in fao of bot te Vodafone ection and WW ection ilst a deficit emains. Te deficit is meased on a escibed basis aeed beteen te o and tstee. Te o oides set bonds as te secit. Te leel of te secit as aied since incetion in line it te moement in te Vodafone lan deficit. t 31 Mac 2021 te Vodafone lan etains secit oe €822 million (notional ale) fo te Vodafone ection and €176 million (notional ale) fo te WW ection. Te secit ma be sbstitted eite on a olnta o mandato basis. Te oman as also oided to aantees to te Vodafone ection of te Vodafone lan fo a combined ale to €1.47 billion to oide secit oe te deficit nde cetain defined cicmstances, incldin insolenc of te emloes. Te oman as also aeed a simila aantee of to €1.47 billion fo te WW ection. n additional smalle defined benefit lan, te T lc o ceme, as a aantee fom te oman fo to €117 million. 195 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

196 Vodafone Group Plc
Annual Report on Form 20-F 2021
Strategic report Governance Financials Other information

Notes to the consolidated financial statements (continued)

29. Contingent liabilities and legal proceedings (continued)

The Finance Act 2012 of India, which amended various provisions of the Income Tax Act 1961 with retrospective effect, contained provisions intended to tax any gain on transfer of shares in a non-Indian company, which derives substantial value from underlying Indian assets, such as VIHBV's transaction with HTIL in 2007. Further, it sought to subject a purchaser, such as VIHBV, to a retrospective obligation to withhold tax. On 3 January 2013, VIHBV received a letter from the Indian tax authority reminding it of the tax demand raised prior to the Supreme Court of India's judgement and updating the interest element of that demand to a total amount of INR142 billion, which included principal and interest as calculated by the Indian tax authority but did not include penalties. On 12 February 2016, VIHBV received a notice dated 4 February 2016 of an outstanding tax demand of INR221 billion (plus interest) along with a statement that enforcement action, including against VIHBV's indirectly held assets in India, would be taken if the demand was not satisfied. On 29 September 2017, VIHBV received an electronically generated demand in respect of alleged principal, interest and penalties in the amount of INR190.7 billion. This demand does not appear to have included any element for alleged accrued interest liability.

In response to the 2013 letter, VIHBV initiated arbitration proceedings under the Netherlands-India Bilateral Investment Treaty ('Dutch BIT'). The arbitration hearing took place in February 2019. In September 2020, the arbitration tribunal issued its award unanimously ruling in VIHBV's favour. The Indian Government applied in Singapore to set aside the award primarily on jurisdictional grounds. The proceedings have been transferred to a senior court, with a hearing date set for September 2021.

Separately, on 24 January 2017, Vodafone Group Plc and Vodafone Consolidated Holdings Limited formally commenced arbitration with the Indian Government under the United Kingdom-India Bilateral Investment Treaty ('UK BIT') in respect of retrospective tax claims under the Income Tax Act 1961 (as amended by the Finance Act 2012). Although relating to the same underlying facts as the claim under the Dutch BIT, the claim brought by Vodafone Group Plc and Vodafone Consolidated Holdings Limited is a separate and distinct claim under a different treaty. After the Delhi High Court first upheld, and subsequently dismissed, the Indian Government's application for an injunction preventing Vodafone from progressing the UK BIT arbitration as an abuse of process, the Indian Government appealed the dismissal. Hearings took place from 2018 to 2020 with frequent adjournments. Following the award in the Dutch BIT, the Delhi High Court dismissed the injunction appeal proceedings. Vodafone has undertaken to take no steps advancing the UK BIT arbitration proceedings pending the outcome of the Indian Government's application to set aside the Dutch BIT award in Singapore. The Delhi High Court also permitted the formation of the UK BIT tribunal.

VIHBV and Vodafone Group Plc will continue to defend vigorously any allegation that VIHBV or Vodafone India is liable to pay tax in connection with the transaction with HTIL and will continue to exercise all rights to seek redress including pursuant to the Dutch BIT and the UK BIT. Based on the facts and circumstances of this matter, including the outcome of legal proceedings to date, the Group considers that it is more likely than not that no present obligation exists at 31 March 2021.

VISPL tax claims

Vodafone India Services Private Limited ('VISPL') is involved in a number of tax cases. The total value of the claims is approximately €500 million plus interest, and penalties of up to 300% of the principal.

Of the individual tax claims, the most significant is in the amount of approximately €249 million (plus interest of €554 million), which VISPL has been assessed as owing in respect of (i) a transfer pricing margin charged for the international call centre of HTIL prior to the 2007 transaction with Vodafone for HTIL assets in India; (ii) the sale of the international call centre by VISPL to HTIL; and (iii) the acquisition of and/or the alleged transfer of options held by VISPL in Vodafone India. The first two of the three heads of tax are subject to an indemnity by HTIL. The larger part of the potential claim is not subject to an indemnity. A stay of the tax demand on a deposit of £20 million and a corporate guarantee by VIHBV for the balance of tax assessed are in place. On 8 October 2015, the Bombay High Court ruled in favour of Vodafone in relation to the options and the call centre sale. The Indian Tax Authority has appealed to the Supreme Court of India. The appeal hearing has been adjourned indefinitely.

While there is some uncertainty as to the outcome of the tax cases involving VISPL, the Group believes it has valid defences and does not consider it probable that a financial outflow will be required to settle these cases.

Other cases in the Group

UK : IPCom v Vodafone Group Plc and Vodafone UK

On 22 February 2019, IPCom sued Vodafone Group Plc and Vodafone Limited for alleged infringement of two patents claimed to be essential to UMTS and LTE network standards. If IPCom could have established that one or more of its patents was valid and infringed, it could have sought an injunction against the UK network if a global licence for the patents was not agreed. The Court ordered expedited trials on the infringement and validity issues. The trial on the first patent was in November 2019 and removed the risk of an injunction so IPCom withdrew the second patent trial listed for May 2020. Both IPCom and Vodafone appealed certain aspects of the judgement from the first trial at a hearing in January 2021. The Court of Appeal found in favour of both IPCom and Vodafone on different issues. Vodafone is seeking permission to appeal a discrete issue from the Supreme Court of the United Kingdom. The validity of the first patent will be considered by the Board of Appeal of the European Patent Office at a hearing in July 2021. Although the outcome of this hearing is unknown, we believe that there is a high probability that the first patent will be found to be invalid and as a result Vodafone has no liability for patent infringement which would mean that the Group has no present obligation. IPCom has indicated that it wishes to pursue a damages assessment for the limited infringement found by the trial court. However, IPCom has suggested that these proceedings be deferred until the outcome of the Board of Appeal of the European Patent Office. In any event, were the patent found to be valid the Group believes that the resulting damages would be minimal.

oes o e onsolidaed finanial saeens (oninued) Te inane A 212 of India wi aended arious proisions of e Inoe Ta A 191 wi rerospeie effe onained proisions inended o a an ain on ransfer of sares in a nonIndian opan wi deries susanial alue fro underlin Indian asses su as VIHBV’s ransaion wi HTIL in 27. urer i sou o sue a puraser su as VIHBV o a rerospeie oliaion o wiold a. n 3 anuar 213 VIHBV reeied a leer fro e Indian a auori reindin i of e a deand raised prior o e Supree our of India’s udeen and updain e ineres eleen of a deand o a oal aoun of IR142 illion wi inluded prinipal and ineres as alulaed e Indian a auori u did no inlude penalies. n 12 eruar 21 VIHBV reeied a noie daed 4 eruar 21 of an ousandin a deand of IR221 illion (plus ineres) alon wi a saeen a enforeen aion inludin aains VIHBV’s indirel eld asses in India would e aen if e deand was no saisfied. n 29 Sepeer 217 VIHBV reeied an eleroniall eneraed deand in respe of alleed prinipal ineres and penalies in e aoun of IR19.7 illion. Tis deand does no appear o ae inluded an eleen for alleed arued ineres liaili. In response o e 213 leer VIHBV iniiaed ariraion proeedins under e eerlandsIndia Bilaeral Inesen Trea (‘Dutch BIT’). Te ariraion earin oo plae in eruar 219. In Sepeer 22 e ariraion riunal issued is award unaniousl rulin in VIHBV’s faour. Te Indian Goernen applied in Sinapore o se aside e award priaril on urisdiional rounds. Te proeedins ae een ransferred o a senior our wi a earin dae se for Sepeer 221. Separael on 24 anuar 217 Vodafone Group l and Vodafone onsolidaed Holdins Liied forall oened ariraion wi e Indian Goernen under e nied indoIndia Bilaeral Inesen Trea (‘UK BIT’) in respe of rerospeie a lais under e Inoe Ta A 191 (as aended e inane A 212). Alou relain o e sae underlin fas as e lai under e u BIT e lai rou Vodafone Group l and Vodafone onsolidaed Holdins Liied is a separae and disin lai under a differen rea. Afer e eli Hi our firs upeld and suseuenl disissed e Indian Government’s appliaion for an inunion preenin Vodafone fro proressin e BIT ariraion as an ause of proess e Indian Goernen appealed e disissal. Hearins oo plae fro 21 o 22 wi freuen adournens. ollowin e award in e u BIT e eli Hi our disissed e inunion appeal proeedins. Vodafone as underaen o ae no seps adanin e BIT ariraion proeedins pendin e ouoe of e Indian Government’s appliaion o se aside e u BIT award in Sinapore. Te eli Hi our also peried e foraion of e BIT riunal. VIHBV and Vodafone Group l will oninue o defend iorousl an alleaion a VIHBV or Vodafone India is liale o pa a in onneion wi e ransaion wi HTIL and will oninue o eerise all ris o see redress inludin pursuan o e u BIT and e BIT. Based on e fas and irusanes of is aer inludin e ouoe of leal proeedins o dae e Group onsiders a i is ore liel an no a no presen oliaion eiss a 31 Mar 221. m Vodafone India Series riae Liied (‘VISPL’) is inoled in a nuer of a ases. Te oal alue of e lais is approiael €500 illion plus ineres and penalies of up o 3 of e prinipal. f e indiidual a lais e os sinifian is in e aoun of approiael €249 illion (plus ineres of €554 illion) wi VISL as een assessed as owin in respe of (i) a ransfer priin arin ared for e inernaional all enre of HTIL prior o e 27 ransaion wi Vodafone for HTIL asses in India (ii) e sale of e inernaional all enre VISL o HTIL and (iii) e auisiion of andor e alleed ransfer of opions eld VISL in Vodafone India. Te firs wo of e ree eads of a are sue o an indeni HTIL. Te larer par of e poenial lai is no sue o an indeni. A sa of e a deand on a deposi of 2 illion and a orporae uaranee VIHBV for e alane of a assessed are in plae. n oer 215 e Boa Hi our ruled in faour of Vodafone in relaion o e opions and e all enre sale. Te Indian Ta Auori as appealed o e Supree our of India. Te appeal earin as een adourned indefiniel. ile ere is soe unerain as o e ouoe of e a ases inolin VISL e Group eliees i as alid defenes and does no onsider i proale a a finanial ouflow will e reuired o sele ese ases. Io Vodafone Group l and Vodafone n 22 eruar 219 Io sued Vodafone Group l and Vodafone Liied for alleed infrineen of wo paens laied o e essenial o MTS and LT newor sandards. If Io ould ae esalised a one or ore of is paens was alid and infrined i ould ae sou an inunion aains e newor if a loal liene for e paens was no areed. Te our ordered epedied rials on e infrineen and alidi issues. Te rial on e firs paen was in oeer 219 and reoed e ris of an inunion so Io widrew e seond paen rial lised for Ma 22. Bo Io and Vodafone appealed erain aspes of e udeen fro e firs rial a a earin in anuar 221. Te our of Appeal found in faour of o Io and Vodafone on differen issues. Vodafone is seein perission o appeal a disree issue fro e Supree our of e nied indo. Te alidi of e firs paen will e onsidered e Board of Appeal of e uropean aen ffie a a earin in ul 221. Alou e ouoe of is earin is unnown we eliee a ere is a i proaili a e firs paen will e found o e inalid and as a resul Vodafone as no liaili for paen infrineen wi would ean a e Group as no presen oliaion. Io as indiaed a i wises o pursue a daaes assessen for e liied infrineen found e rial our. Howeer Io as suesed a ese proeedins e deferred unil e ouoe of e Board of Appeal of e uropean aen ffie. In an een were e paen found o e alid e Group eliees a e resulin daaes would e inial. Spain and UK: TOT v Vodafone Group Plc, VGSL, and Vodafone UK Vodafone Group Plc has been sued in Spain by TOT Power Control (‘TOT’), an affiliate of Top Optimized Technologies. The claim makes a number of allegations including patent infringement, with TOT initially seeking over €500 million in damages from Vodafone Group Plc as well as an injunction against using the technology in question. Huawei has also been sued by TOT in the same action. In a decision dated 30 October 2017, the Commercial Court of Madrid ruled that while it did have jurisdiction to hear the infringement case relating to the Spanish patent, it was not competent to hear TOT’s contractual and competition law claims against Vodafone. The trial took place in September 2018 and in January 2020 judgement was handed down in Vodafone and Huawei’s favour. TOT appealed but limited its claims against Vodafone to seek approximately €4 million in damages and injunctive relief. The appeal judgement was issued on 23 April 2021 and TOT’s claims for damages and injunctive relief against both Vodafone and Huawei were rejected, therefore the Group does not believe that any present obligation exists. TOT is seeking permission to appeal from the Supreme Court. In December 2019 TOT brought a similar claim in the English High Court against Vodafone Group and Vodafone UK alleging breach of confidentiality and patent infringement. The value of the claim is not pleaded. Proceedings have been stayed until 30 September 2021 pending the outcome of the appeal in Spain. Vodafone has issued an application seeking to strike out certain aspects of TOT’s case which will be heard once the stay has been lifted. It remains unclear how much of the claim will remain after the strike out application. Vodafone has not yet filed its defence. At this stage of proceedings, we are not able reliably to evaluate the likelihood of, or amount of, any financial outflow. Germany: Kabel Deutschland takeover - class actions The German courts have been determining the adequacy of the mandatory cash offer made to minority shareholders in Vodafone’s takeover of Kabel Deutschland. Hearings took place in May 2019 and a decision was delivered in November 2019 in Vodafone’s favour, rejecting all claims by minority shareholders. A number of shareholders appealed. The appeal process is ongoing. While the outcome is uncertain, the Group believes it has valid defences and that the outcome of the appeal will be favourable to Vodafone. Italy: Iliad v Vodafone Italy In July 2019, Iliad filed a claim for €500 million against Vodafone Italy in the Civil Court of Milan. The claim alleges anti-competitive behaviour in relation to portability and certain advertising campaigns by Vodafone Italy. Preliminary hearings have taken place, including one at which the Court rejected Iliad’s application for a cease and desist order against alleged misleading advertising by Vodafone. The main hearing on the merits of the claim took place on 8 June 2021 and we are waiting to receive the judgement. The Group is currently unable to estimate any possible loss in this claim in the event of an adverse judgement but while the outcome is uncertain, the Group believes it has valid defences and that it is probable that no present obligation exists. Greece: Papistas Holdings SA, Mobile Trade Stores (formerly Papistas SA) and Athanasios and Loukia Papistas v Vodafone Greece In October 2019, Mr. and Mrs. Papistas, and companies owned or controlled by them, filed several new claims against Vodafone Greece with a total value of approximately €330 million for purported damage caused by the alleged abuse of dominance and wrongful termination of a franchise arrangement with a Papistas company. Lawsuits which the Papistas claimants had previously brought against Vodafone Group Plc and certain Directors and officers of Vodafone were withdrawn. Vodafone Greece filed a counter claim and all claims were heard in February 2020. All of the Papistas claims were rejected by the Greek Court because the stamp duty payments required to have the merits of the case considered had not been made. Vodafone Greece’s counter claim was also rejected. The Papistas claimants and Vodafone Greece have each filed appeals and, subject to the Papistas claimants paying the requisite stamp duty, the hearing on the merits of these appeals will take place in late 2021 and early 2022. The amount claimed in these lawsuits is substantial and, if the claimants are successful, the total potential liability could be material. However, we are continuing vigorously to defend the claims and based on the progress of the litigation so far the Group believes that it is highly unlikely that there will be an adverse ruling for the Group. On this basis, the Group does not expect the outcome of these claims to have a material financial impact. UK: Phones 4U in Administration v Vodafone Limited and Vodafone Group Plc and Others In December 2018, the administrators of former UK indirect seller, Phones 4U, sued the three main UK mobile network operators (‘MNOs’), including Vodafone, and their parent companies. The administrators allege a conspiracy between the MNOs to pull their business from Phones 4U thereby causing its collapse. Vodafone and the other defendants filed their defences in April 2019 and the Administrators filed their replies in October 2019. Disclosure has taken place and witness statements are due to be filed by the end of July 2021. The judge has also ordered that there should be a split trial between liability and damages. The first trial will start in May 2022. Taking into account all available evidence, the Group assesses it to be more likely than not that a present obligation does not exist and that the allegations of collusion are completely without merit; the Group is vigorously defending the claim. The value of the claim is not pleaded but we understand it to be the total value of the business, possibly equivalent to approximately £1 billion. Vodafone’s alleged share of the liability is also not pleaded. The Group is not able to estimate any possible loss in the event of an adverse judgement. 197 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Notes to the consolidated financial statements (continued) 198 Vodafone Group Plc Annual Report 2021 2020 C2 General 30. Related party transactions The Group has a number of related parties including joint arrangements and associates, pension schemes and Directors and Executive Committee members (see note 12 “Investments in associates and joint arrangements”, note 25 “Post employment benefits” and note 23 “Directors and key management compensation”). Transactions with joint arrangements and associates Related party transactions with the Group’s joint arrangements and associates primarily comprise fees for the use of products and services including network airtime and access charges, fees for the provision of network infrastructure and cash pooling arrangements. No related party transactions have been entered into during the year which might reasonably affect any decisions made by the users of these consolidated financial statements except as disclosed below. 2021 2020 2019 €m €m €m Sales of goods and services to associates 14 32 27 Purchase of goods and services from associates 5 4 3 Sales of goods and services to joint arrangements 203 305 242 Purchase of goods and services from joint arrangements 109 97 192 Net interest income receivable from joint arrangements1 65 71 96 Net interest expense payable to joint arrangements1,2 56 – – Trade balances owed: by associates 3 4 1 to associates 5 4 3 by joint arrangements 88 157 193 to joint arrangements 31 37 25 Other balances owed by associates 56 – – Other balances owed by joint arrangements1 955 1,083 997 Other balances owed to joint arrangements2 1,575 2,017 169 Notes: 1 Amounts arise primarily through VodafoneZiggo, TPG Telecom Limited and INWIT S.p.A.. Interest is paid in line with market rates. 2 Amounts for years ended 31 March 2021 and 2020 are primarily in relation to leases of tower space from INWIT S.p.A. Dividends received from associates and joint ventures are disclosed in the consolidated statement of cash flows. Transactions with Directors other than compensation During the three years ended 31 March 2021 and as of 23 June 2021, no Director nor any other executive officer, nor any associate of any Director or any other executive officer, was indebted to the Company. During the three years ended 31 March 2021 and as of 23 June 2021, the Company has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including Directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest. Notes to the consolidated financial statements (continued) Strategic report Governance Financials Other information 198 Vodafone Group Plc  Annual Report on Form 20-F 2021

u ist o a o our susidiaries oint arranements and associated undertains is detaied eo. u ist o susidiaries oint arranements and associated undertains (as deined in the Lare and ediumsied omanies and Grous (ccounts and eorts) euations 200) as at arch 202 is detaied eo. o susidiaries are ecuded rom the Grou consoidation. Uness otherise stated the Company’s susidiaries a have share caita consistin soe o ordinar shares and are indirect hed. The ercentae hed Grou comanies reect oth the roortion o nomina caita and votin rihts uness otherise stated. susidiar is an entit direct or indirect controed the oman. ontro is achieved here the oman has eistin rihts that ive it the current aiit to direct the activities that aect the Company’s returns and eosure or rihts to variae returns rom the entit. The resuts o susidiaries acuired or disosed o durin the ear are incuded in the consoidated income statement rom the eective date o acuisition or u to the eective date o disosa as aroriate. here necessar adustments are made to the inancia statements o susidiaries to rin their accountin oicies into ine ith those used the Grou. intrarou transactions aances income and eenses are eiminated on consoidation. oncontroin interests in the net assets o consoidated susidiaries are identiied searate rom the Group’s euit therein. oncontroin interests consist o the amount o those interests at the date o the oriina usiness comination and the non controin shareholder’s share o chanes in euit since the date o the comination. Tota comrehensive income is attriuted to non controin interests even i this resuts in the noncontroin interests havin a deicit aance. oman name o share cass hed Grou omanies Share cass VIS ania ShK. 00.00 rdinar shares “Pavaresia”, Vodaone ania Sh. 99.94 rdinar shares GL S.. (in rocess o dissoution) 00.00 rdinar shares Vodaone nterrise ustraia Pt Limited 00.00 rdinar shares Vodaone nterrise ustria GmH 00.00 rdinar shares Vodaone nterrise Bahrain .L.L. 00.00 rdinar shares m Vodaone Beium SV 00.00 rdinar shares oman name o share cass hed Grou omanies Share cass Vodaone Servios mresariais Brasi Ltda. 00.00 rdinar shares – – ora do Brasi Servios de Teemtica tda. (in rocess o dissoution) 0.00 rdinar shares – Vodaone mresa Brasi Teecomunicaes Ltda 00.00 rdinar shares Vodaone nterrise Buaria D 00.00 rdinar shares Vodaone anada Inc. 00.00 ommon shares m GP Investments (Hodins) Limited 00.00 rdinar shares Vodaone nterrise hie S.. 00.00 rdinar shares oman name o share cass hed Grou omanies Share cass – Vodaone utomotive Technooies (Beiin) o Ltd 00.00 rdinar shares Vodaone hina Limited (hina) (in rocess o dissoution) 00.00 uit interest shares m Vodaone nterrise ommunications Technica Service (Shanhai) o. Ltd. Beiin Branch2 00.00 Branch Vodaone nterrise ommunications Technica Service (Shanhai) o. Ltd. 00.00 rdinar shares m Vodacom ono (D) S5 0.5 rdinar shares Vodacash S..5 0.5 rdinar shares Rıza Lefkoşa, Vodaone oie erations Limited 00.00 rdinar shares Notes to the consolidated financial statements (continued) 198 Vodafone Group Plc Annual Report 2021 2020 C2 General 30. Related party transactions The Group has a number of related parties including joint arrangements and associates, pension schemes and Directors and Executive Committee members (see note 12 “Investments in associates and joint arrangements”, note 25 “Post employment benefits” and note 23 “Directors and key management compensation”). Transactions with joint arrangements and associates Related party transactions with the Group’s joint arrangements and associates primarily comprise fees for the use of products and services including network airtime and access charges, fees for the provision of network infrastructure and cash pooling arrangements. No related party transactions have been entered into during the year which might reasonably affect any decisions made by the users of these consolidated financial statements except as disclosed below. 2021 2020 2019 €m €m €m Sales of goods and services to associates 14 32 27 Purchase of goods and services from associates 5 4 3 Sales of goods and services to joint arrangements 203 305 242 Purchase of goods and services from joint arrangements 109 97 192 Net interest income receivable from joint arrangements1 65 71 96 Net interest expense payable to joint arrangements1,2 56 – – Trade balances owed: by associates 3 4 1 to associates 5 4 3 by joint arrangements 88 157 193 to joint arrangements 31 37 25 Other balances owed by associates 56 – – Other balances owed by joint arrangements1 955 1,083 997 Other balances owed to joint arrangements2 1,575 2,017 169 Notes: 1 Amounts arise primarily through VodafoneZiggo, TPG Telecom Limited and INWIT S.p.A.. Interest is paid in line with market rates. 2 Amounts for years ended 31 March 2021 and 2020 are primarily in relation to leases of tower space from INWIT S.p.A. Dividends received from associates and joint ventures are disclosed in the consolidated statement of cash flows. Transactions with Directors other than compensation During the three years ended 31 March 2021 and as of 23 June 2021, no Director nor any other executive officer, nor any associate of any Director or any other executive officer, was indebted to the Company. During the three years ended 31 March 2021 and as of 23 June 2021, the Company has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including Directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest. 199 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

200 Vodafone Group Plc
Annual Report on Form 20-F 2021
Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

31. Related undertakings (continued)

Czech Republic

náměstí Junkových 2, Prague 5, Czech Republic, 155 00, Czech Republic		
Oskar Mobil S.R.O.	100.00	Ordinary shares
Nadace Vodafone Česká Republika	100.00	Trustee
Vodafone Czech Republic A.S.	100.00	Ordinary shares
Vodafone Enterprise Europe (UK) Limited - Czech Branch[7]	100.00	Branch
Praha 4, Nusle, Závišova 502/5, 14000, Czech Republic		
Vantage Towers s.r.o.[4]	81.05	Ordinary shares
Vantage Towers 2 s.r.o.	100.00	Ordinary shares
Závišova Real Estate, s.r.o.	100.00	Ordinary shares

Denmark

Tuborg Boulevard 12, 2900, Hellerup, Denmark		
Vodafone Enterprise Denmark A/S	100.00	Ordinary (DKK) shares

Egypt

17 Port Said Street, Maadi El Sarayat, Cairo, Egypt		
Vodafone For Trading	54.95	Ordinary shares
37 Kaser El Nil St, 4th. Floor, Cairo, Egypt		
Starnet	55.00	Ordinary shares
54 El Batal Ahmed Abed El Aziz, Mohandseen, Giza, Egypt		
Sarmady Communications	55.00	Ordinary shares
Building no. 2109 "VHUB1", Smart Village, Cairo Alexandria, Egypt		
Vodafone International Services LLC	100.00	Ordinary shares
Site No 15/3C, Central Axis, 6th October City, Egypt		
Vodafone Egypt Telecommunications S.A.E.	55.00	Ordinary shares
Smart Village C3 Vodafone Building, Egypt		
Vodafone Data	55.00	Ordinary shares

Finland

c/o Eversheds Asianajotoimisto Oy, Fabianinkatu 29 B, Helsinki, 00100, Finland		
Vodafone Enterprise Finland OY	100.00	Ordinary shares

France

1300 route de Cretes, Le WTC, Bat I1, 06560, Valbonne Soph, France		
Vodafone Automotive Telematics Development S.A.S	100.00	Ordinary shares
EuroPlaza Tour, 20 Avenue Andre Prothin, La Défense Cedex-France (149153), 92400, Courbevoie, France		
Vodafone Automotive France S.A.S	100.00	Ordinary shares
Vodafone Enterprise France SAS	100.00	New euro shares
Rue Champollion, 22300, Lannion, France		
Apollo Submarine Cable System Ltd – French Branch[7]	100.00	Branch

Germany

Aachener Str. 746-750, 50933, Köln, Germany		
Arena Sport Rechte Marketing GmbH i.L (in liquidation)	100.00	Ordinary shares
Vodafone Administration GmbH	100.00	Ordinary shares
Vodafone BW GmbH	100.00	Ordinary shares
Vodafone Hessen GmbH & Co. KG	100.00	Ordinary shares
Vodafone Management GmbH	100.00	Ordinary shares
Vodafone NRW GmbH	100.00	Ordinary shares
Vodafone West GmbH	100.00	Ordinary shares
Altes Forsthaus 2, 67661, Kaiserslautern, Germany		
TKS Telepost Kabel-Service Kaiserslautern GmbH[3]	93.84	Ordinary shares
Betastraße 6-8, 85774 Unterföhring, Germany		
Kabel Deutschland Holding AG[3]	93.84	Ordinary shares
Vodafone Deutschland GmbH	93.84	Ordinary shares
Vodafone Customer Care GmbH[3]	93.84	Ordinary shares
Buschurweg 4, 76870, Kandel, Germany		
Vodafone Automotive Deutschland GmbH	100.00	Ordinary shares
Ferdinand-Braun-Platz 1, 40549, Duesseldorf, Germany		
Vodafone Enterprise Germany GmbH	100.00	Ordinary shares
Vodafone GmbH	100.00	Ordinary A shares, Ordinary B shares
Vodafone Group Services GmbH	100.00	Ordinary shares
Vodafone Institut für Gesellschaft und Kommunikation GmbH	100.00	Ordinary shares
Vodafone Stiftung Deutschland Gemeinnutzige GmbH	100.00	Ordinary shares
Vodafone Vierte Verwaltungs AG	100.00	Ordinary shares
Friedrich-Wilhelm-Strasse 2, 38100, Braunschweig, Germany		
KABELCOM Braunschweig Gesellschaft Fur Breitbandkabel-Kommunikation Mit Beschrankter Haftung[3]	93.84	Ordinary shares
Helmholtzstaße. 2-9, Gerbäude F10587, Berlin, Germany		
Vodafone Service GmbH	100.00	Ordinary shares
Holzmarkt 1, 50676, Köln, North Rhine-Westphalia, Germany		
Grandcentrix GmbH	100.00	Ordinary shares
Nobelstrasse 55, 18059, Rostock, Germany		
"Urbana Teleunion" Rostock GmbH & Co.KG[3]	65.69	Ordinary shares
Prinzenallee 11-13, 40549, Düsseldorf, Germany		
Vantage Towers AG	81.05	Ordinary shares
Seilerstrasse 18, 38440, Wolfsburg, Germany		
KABELCOM Wolfsburg Gesellschaft Fur Breitbandkabel-Kommunikation Mit Beschrankter Haftung[3]	93.84	Ordinary shares

Ghana

Manet Tower A, South Liberation Link, Accra, Ghana		
Vodacom Business (Ghana) Limited	70.00	Ordinary shares, Preference shares
Telecom House, Nsawam Road, Accra-North, Greater Accra Region, PMB 221, Ghana		
Ghana Telecommunications Company Limited	70.00	Ordinary shares, Preference shares
National Communications Backbone Company Limited	70.00	Ordinary shares
Vodafone Ghana Mobile Financial Services Limited	70.00	Ordinary shares

Greece

1-3 Tzavella str, 152 31 Halandri, Athens, Greece		
Vantage Towers Single Member Societe Anonyme (previously Vantage Towers Societe Anonyme, 16 April 2021)[4]	81.05	Ordinary shares
Vodafone-Panafon Hellenic Telecommunications Company S.A.	99.87	Ordinary shares
Vodafone Greece Towers Societe Anonyme[4]	81.05	Ordinary shares
2 Adrianeiou str, Athens, 11525, Greece		
Crystal Almond Towers Single Member S.A.[4]	81.05	Ordinary shares
12,5 km National Road Athens – Lamia, Metamorfosi / Athens, 14452, Greece		
Vodafone Innovus S.A.	99.87	Ordinary shares
Pireos 163 & Ehelidon, Athens, 11854, Greece		
360 Connect S.A.	99.87	Ordinary shares

Guernsey

Martello Court, Admiral Park, St. Peter Port, GY1 3HB, Guernsey		
FB Holdings Limited	100.00	Ordinary shares
Le Bunt Holdings Limited	100.00	Ordinary shares
Silver Stream Investments Limited	100.00	Ordinary shares
Roseneath, The Grange, St Peter Port, GY1 2QJ, Guernsey		
VBA Holdings Limited[6]	60.50	Ordinary shares and non-voting, irredeemable, non-cumulative preference shares
VBA International Limited[6]	60.50	Ordinary shares, and non-voting, irredeemable, non-convertible, non-cumulative preference shares

Hong Kong

Level 24, Dorset House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong		
Vodafone Enterprise Hong Kong Ltd	100.00	Ordinary shares

Hungary

40-44 Hungaria Krt., Budapest, H-1087, Hungary		
VSSB Vodafone Szolgáltató Központ Budapest Zártkörűen Működő Részvénytársaság	100.00	Registered ordinary shares
6 Lechner Ödön fasor, Budapest, 1096, Hungary		
Vantage Towers Zártkörűen Működő Részvénytársaság[4]	81.05	Ordinary shares
Vodafone Magyarország Távközlési Zártkörűen Működő Részvénytársaság	100.00	Series A Registered common shares

India 10th Floor, Tower A&B, Global Technology Park, (Maple Tree Building), Marathahalli Outer Ring Road, Devarabeesanahalli Village, Varthur Hobli, Bengaluru, Karnataka, 560103, India Cable and Wireless (India) Limited – Branch2 100.00 Branch Cable and Wireless Global (India) Private Limited 100.00 Equity shares Cable & Wireless Networks India Private Limited 100.00 Equity shares 201 - 206, Shiv Smriti Chambers, 49/A, Dr. Annie Besant Road, Worli, Mumbai, Maharashtra, 400018, India Omega Telecom Holdings Private Limited 100.00 Equity shares Vodafone India Services Private Ltd 100.00 Equity shares Business @ Mantri, Tower A, 3rd Floor, S No.197, Wing A1 & A2, Near Hotel Four Points, Lohegaon, Pune, Maharashtra, 411014, India Vodafone Global Services Private Ltd 100.00 Equity shares E-47, Bankra Super Market, Bankra, Howrah, West Bengal, 711403, India Usha Martin Telematics Limited 100.00 Equity shares Ireland 2nd Floor, Palmerston House, Fenian Street, Dublin 2, Ireland Vodafone International Financing Designated Activity Company 100.00 Ordinary shares Mountainview, Leopardstown, Dublin 18, Ireland Vantage Towers Limited4 81.05 Ordinary shares VF Ireland Property Holdings Limited 100.00 Ordinary euro shares Vodafone Enterprise Global Limited 100.00 Ordinary shares Vodafone Global Network Limited 100.00 Ordinary shares Vodafone Group Services Ireland Limited 100.00 Ordinary shares Vodafone Ireland Distribution Limited 100.00 Ordinary shares Vodafone Ireland Limited 100.00 Ordinary shares Vodafone Ireland Marketing Limited 100.00 Ordinary shares Vodafone Ireland Retail Limited 100.00 Ordinary shares Italy Piazzale Luigi Cadorna, 4, 20123, Milano, Italy Vodafone Global Enterprise (Italy) S.R.L. 100.00 Ordinary shares SS 33 del Sempione KM 35, 212, 21052 Busto Arsizio (VA), Italy Vodafone Automotive Italia S.p.A 100.00 Ordinary shares Via Astico 41, 21100 Varese, Italy Vodafone Automotive Electronic Systems S.r.L 100.00 Ordinary shares Vodafone Automotive SpA 100.00 Ordinary shares Vodafone Automotive Telematics Srl 100.00 Ordinary shares Via Jervis 13, 10015, Ivrea, Tourin, Italy VEI S.r.l. 100.00 Partnership interest shares Vodafone Italia S.p.A. 100.00 Ordinary shares Via Lorenteggio 240, 20147, Milan, Italy Vodafone Enterprise Italy S.r.L 100.00 Euro shares Vodafone Gestioni S.p.A. 100.00 Ordinary shares Vodafone Servizi E Tecnologie S.R.L. 100.00 Equity shares Via per Carpi 26/B, 42015, Correggio (RE), Italy VND S.p.A 100.00 Ordinary shares Japan KAKiYa building, 9F, 2-7-17 Shin-Yokohama, Kohoku-ku, Yokoha- City, Kanagawa, 222-0033, Japan Vodafone Automotive Japan KK 100.00 Ordinary shares Marunouchi Trust Tower North 15F, 8-1, Marunouchi 1-chome, Level 15, Chiyoda-ku, Tokyo, Japan Vodafone Enterprise U.K. – Japanese Branch2 100.00 Branch Vodafone Global Enterprise (Japan) K.K. 100.00 Ordinary shares Jersey 44 Esplanade, St Helier, JE4 9WG, Jersey Aztec Limited 100.00 Ordinary shares Globe Limited 100.00 Ordinary shares Plex Limited 100.00 Ordinary shares Vizzavi Finance Limited 99.99 Ordinary shares Vodafone International 2 Limited 100.00 Ordinary shares Vodafone Jersey Dollar Holdings Limited 100.00 Limited Liability shares Vodafone Jersey Finance 100.00 Ordinary shares, B shares, C shares, D shares, F shares, G shares Vodafone Jersey Yen Holdings Unlimited 100.00 Limited liability shares Kenya 6th Floor, ABC Towers, ABC Place, Waiyaki Way, Nairobi, 00100, Kenya M-PESA Holding Co. Limited 100.00 Equity shares Vodafone Kenya Limited5 65.43 Ordinary voting shares The Riverfront, 4th floor, Prof. David Wasawo Drive, Off Riverside Drive, Nairobi, Kenya Vodacom Business (Kenya) Limited5 48.40 Ordinary shares, Ordinary B shares Korea, Republic of ASEM Tower Level 37, 517 Yeongdong-daero, Gangnam-gu, Seoul, 135-798, Korea, Republic of Vodafone Enterprise Korea Limited 100.00 Ordinary shares Lesotho 585 Mabile Road, Vodacom Park, Maseru, Lesotho Vodacom Lesotho (Pty) Limited5 48.40 Ordinary shares Luxembourg 15 rue Edward Steichen, Luxembourg, 2540, Luxembourg Tomorrow Street GP S.à r.l. 100.00 Ordinary shares Vodafone Asset Management Services S.à r.l. 100.00 Ordinary shares Vodafone Enterprise Global Businesses S.à r.l. 100.00 Ordinary shares Vodafone Enterprise Luxembourg S.A. 100.00 Ordinary euro shares Vodafone International 1 S.à r.l. 100.00 Ordinary shares Vodafone International M S.à r.l. 100.00 Ordinary shares Vodafone Investments Luxembourg S.à r.l. 100.00 Ordinary shares Vodafone Luxembourg 5 S.à r.l. 100.00 Ordinary shares Vodafone Luxembourg S.à r.l. 100.00 Ordinary shares Vodafone Procurement Company S.à r.l. 100.00 Ordinary shares Vodafone Roaming Services S.à r.l. 100.00 Ordinary shares Vodafone Services Company S.à r.l. 100.00 Ordinary shares Malaysia Suite 13.03, 13th Floor, Menara Tan & Tan, 207 Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia Vodafone Global Enterprise (Malaysia) Sdn Bhd 100.00 Ordinary shares Malta Portomaso Business Tower, Level 15B, St Julians, STJ 4011, Malta Vodafone Holdings Limited 100.00 ‘A’ ordinary shares, ‘B’ ordinary shares Vodafone Insurance Limited 100.00 ‘A’ ordinary shares, ‘B’ ordinary shares Mauritius 10th Floor, Standard Chartered Towers, 19 Cybercity, Ebene, Mauritius Mobile Wallet VM15 60.50 Ordinary shares Mobile Wallet VM25 60.50 Ordinary shares VBA (Mauritius) Limited5 60.50 Ordinary shares, Redeemable preference shares Vodacom International Limited5 60.50 Ordinary shares, Non-cumulative preference shares Fifth Floor, Ebene Esplanade, 24 Cybercity, Ebene, Mauritius Al-Amin Investments Limited 100.00 Ordinary shares Array Holdings Limited 100.00 Ordinary shares Asian Telecommunication Investments (Mauritius) Limited 100.00 Ordinary shares CCII (Mauritius), Inc. 100.00 Ordinary shares CGP India Investments Ltd. 100.00 Ordinary shares Euro Pacific Securities Ltd. 100.00 Ordinary shares Mobilvest 100.00 Ordinary shares Prime Metals Ltd. 100.00 Ordinary shares Trans Crystal Ltd. 100.00 Ordinary shares Vodafone Mauritius Ltd. 100.00 Ordinary shares Vodafone Tele-Services (India) Holdings Limited 100.00 Ordinary shares Vodafone Telecommunications (India) Limited 100.00 Ordinary shares oes o he onsoldaed nanal saemens onnued náměstí v , Prae , e ei, , e ei sar ol rdnary shares adae odaone Česká epula rusee odaone Ceh epul rdnary shares odaone nerprse urope med Ceh ranh ranh Praa , se, Závišova , , e ei anae oers sro rdnary shares anae oers sro rdnary shares Závišova eal sae sro rdnary shares m r evar , , eer, ear odaone nerprse enmar rdnary shares Pr ai ree, aai araa, air, odaone or radn rdnary shares aser i , r, air, arne rdnary shares aa e e i, asee, ia, armady Communaons rdnary shares ii “VHUB1”, ar iae, air earia, odaone nernaonal eres C rdnary shares ie , era is, er i, odaone yp eleommunaons rdnary shares ar iae ae ii, odaone aa rdnary shares verses siaaiis , aiaia , esii, , ia odaone nerprse nland rdnary shares re e rees, e , a , , ae , rae odaone uomoe elemas eelopmen rdnary shares rPaa r, vee re Pri, a ese ee rae , , revie, rae odaone uomoe rane rdnary shares odaone nerprse rane e euro shares e ai, , ai, rae pollo umarne Cale ysem d – renh ranh ranh m aeer r , , , era rena por ehe aren Gm n ludaon rdnary shares odaone dmnsraon Gm rdnary shares odaone Gm rdnary shares odaone essen Gm Co G rdnary shares odaone anaemen Gm rdnary shares odaone Gm rdnary shares odaone es Gm rdnary shares es rsas , , aisersaer, era elepos aelere aserslauern Gm rdnary shares easrae , erri, era ael eushland oldn G rdnary shares odaone eushland Gm rdnary shares odaone Cusomer Care Gm rdnary shares sre , , ae, era odaone uomoe eushland Gm rdnary shares eriaraPa , , esser, era odaone nerprse Germany Gm rdnary shares odaone Gm rdnary shares rdnary shares odaone Group eres Gm rdnary shares odaone nsu r Gesellsha und ommunaon Gm rdnary shares odaone un eushland Gemennue Gm rdnary shares odaone ere eraluns G rdnary shares rieriierasse , , rasei, era C raunshe Gesellsha ur reandael ommunaon eshraner aun rdnary shares esae , ere , eri, era odaone ere Gm rdnary shares ar , , , r ieesaia, era Grandenr Gm rdnary shares esrasse , , s, era “Urbana Teleunion” oso Gm CoG rdnary shares Prieaee , , sser, era anae oers G rdnary shares eiersrasse , , sr, era C olsur Gesellsha ur reandaelommunaon eshraner aun rdnary shares ae er , ierai i, ra, aa odaom usness Ghana med rdnary shares reerene shares ee se, saa a, rar, reaer ra ei, P , aa Ghana eleommunaons rdnary shares Company med reerene shares aonal Communaons aone Company med rdnary shares odaone Ghana ole nanal eres med rdnary shares avea sr, aari, es, reee anae oers nle emer oee nonyme preously anae oers oee nonyme prl rdnary shares odaoneanaon ellen eleommunaons Company rdnary shares odaone Greee oers oee nonyme rdnary shares riaei sr, es, , reee Crysal lmond oers nle emer rdnary shares , aia a es – aia, earsi es, , reee odaone nnous rdnary shares Pires ei, es, , reee Conne rdnary shares are r, ira Par, Peer Pr, , erse oldns med rdnary shares e un oldns med rdnary shares ler ream nesmens med rdnary shares seea, e rae, Peer Pr, , erse oldns med rdnary shares and nonon rredeemale nonumulae preerene shares nernaonal med rdnary shares and nonon rredeemale nononerle nonumulae preerene shares eve , rse se, ai Pae, King’s a, arr a, odaone nerprse on on d rdnary shares aria r, aes, , ar odaone olla pon udapes Zártkörűen Működő snyrsas esered ordnary shares eer asr, aes, , ar anae oers Zártkörűen Működő snyrsas rdnary shares odaone ayarors ls Zártkörűen Működő snyrsas eres esered ommon shares 201 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

202 Vodafone Group Plc
Annual Report on Form 20-F 2021
Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

31. Related undertakings (continued)

Mexico

Avenida Insurgentes Sur No. 1647, Piso 12, despacho 1202, Colonia San José Insurgentes, Alcaldía Benito Juárez, C.P. 03900, Ciudad de México, Mexico		
Vodafone Empresa México S.de R.L. de C.V.	100.00	Corporate certificate series A shares. Corporate certificate series B shares

Mozambique

Rua dos Desportistas, Numero 649, Cidade de Maputo, Mozambique		
VM, SA[5]	51.42	Ordinary shares
Vodafone M-Pesa, SA[5]	51.42	Ordinary shares

Netherlands

Rivium Quadrant 173, 15th Floor, 2909 LC, Capelle aan den IJssel, Netherlands		
Vodafone Enterprise Netherlands B.V.	100.00	Ordinary shares
Vodafone Europe B.V.	100.00	Ordinary shares
Vodafone International Holdings B.V.	100.00	Ordinary shares
Vodafone Panafon International Holdings B.V.	99.87	Ordinary shares
Rivium Quadrant 175, 6th Floor, 2909 LC, Capelle aan den IJssel, Netherlands		
Central Tower Holding Company B.V.[4]	81.05	Ordinary shares and special shares
Zuid-hollanden 7, Rode Olifant, Spaces, 2596AL, den Haag, Netherlands		
IoT.nxt USA BV[5]	30.87	Ordinary shares
IOT.NXT BV[5]	30.87	Ordinary shares
IoT.nxt Europe BV[5]	30.87	Ordinary shares

New Zealand

74 Taharoto Road, Takapuna, Auckland, 0622, New Zealand		
Vodafone Enterprise Hong Kong Limited - New Zealand Branch[2]	100.00	Branch

Norway

c/o EconPartner AS, Dronning Mauds gate 15, Oslo, 0250, Norway		
Vodafone Enterprise Norway AS	100.00	Ordinary shares
Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom		
Vodafone Limited – Norway Branch[2]	100.00	Branch

Oman

Knowledge Oasis Muscat, Al-seeb, Muscat, Governorate P.O Box 104 135, Oman		
Vodafone Services LLC	100.00	Shares

Poland

Ul. Złota 59, 00-120, Warszawa, Poland		
Vodafone Business Poland sp. z o.o.	100.00	Ordinary shares

Portugal

Av. D. João II, nº 36 – 8º Piso, 1998 – 017, Parque das Nações, Lisboa, Portugal		
Oni Way - Infocomunicacoes, S.A	100.00	Ordinary shares
Vodafone Portugal - Comunicacoes Pessoais, S.A.	100.00	Ordinary shares
Vodafone Enterprise Spain, S.L.U. - Portugal Branch[2]	100.00	Branch
Vodafone Towers Portugal, S.A.[4]	81.05	Ordinary shares

Romania

1 A Constantin Ghercu Street, Floors 8 – 10, 6th District, Bucharest, Romania		
UPC Services S.R.L.	100.00	Ordinary shares
201 Barbu Vacarescu, 5th Floor, 2nd District, Bucharest, Romania		
Vodafone External Services S.R.L.	100.00	Ordinary shares
201 Barbu Vacarescu, 8th Floor, 2nd District, Bucharest, Romania		
Vodafone Romania S.A.	100.00	Ordinary shares
201 Barbu Vacarescu Street, Mezzanine, District 2, Bucharest, Romania		
Vodafone Foundation	100.00	Sole member
201 Barbu Vacarescu Street, Mezzanine, Room 1, District 2, Bucharest, Romania		
Vantage Towers S.R.L.[4]	81.05	Ordinary shares
62D Nordului Street, District 1, Bucharest, Romania		
UPC Foundation	100.00	Sole member
Sectorul 2, Strada Barbu Văcărescu, Nr. 201, Etaj 1, București, Romania		
Vodafone România M - Payments SRL	100.00	Ordinary shares
Sectorul 2, Strada Barbu Văcărescu, Nr. 201, Etaj 3, București, Romania		
Vodafone România Technologies SRL	99.55	Ordinary shares
Sectorul 4, Strada Oltenitei, Nr. 2, Etaj 3, București, Romania		
Vodafone Shared Services Romania SRL	90.48	Ordinary shares
Şoseaua Vestului no. 1A, West Mall Ploiești, First Floor, Ploiești, Romania		
Evotracking SRL	100.00	Ordinary shares

Russian Federation

Build. 2, 14/10, Chayanova str., 125047, Moscow, Russian Federation		
Cable & Wireless CIS Svyaz LLC	100.00	Charter capital shares

Serbia

Vladimira Popovića 38-40, New Belgrade, 11070, Serbia		
Vodafone Enterprise Equipment Limited Ogranak u Beogradu - Serbia Branch[2]	100.00	Branch

Singapore

Asia Square Tower 2, 12 Marina View, #17-01, Singapore, 018961, Singapore		
Vodafone Enterprise Singapore Pte.Ltd	100.00	Ordinary shares

Slovakia

Prievozská 6, Bratislava, 821 09, Slovakia		
Vodafone Czech Republic A.S. – Slovakia Branch[2]	100.00	Branch
Suché mýto 1, Bratislava, 811 03, Slovakia		
Vodafone Global Network Limited – Slovakia Branch[2]	100.00	Branch

South Africa

319 Frere Road, Glenwood, 4001, South Africa		
Cable and Wireless Worldwide South Africa (Pty) Ltd	100.00	Ordinary shares
9 Kinross Street, Germiston South, 1401, South Africa		
Vodafone Holdings (SA) Proprietary Limited	100.00	Ordinary shares
Vodafone Investments (SA) Proprietary Limited	100.00	Ordinary A shares, "B" ordinary no par value shares
Bylsbridge Office Park, Building 14m Block C, 1st Floor, Alexandra Road, Centurion, Highveld Ext 73, 0046, South Africa		
IOT Holdings (Proprietary) Limited[5]	30.87	Ordinary shares
IoT.nxt (Pty) Limited[5]	30.87	Ordinary shares
IOT.nxt Development (Pty) Limited[5]	30.87	Ordinary shares
Vodacom Corporate Park, 082 Vodacom Boulevard, Midrand, 1685, South Africa		
GS Telecom (Pty) Limited[5]	60.50	Ordinary shares
Jupicol (Proprietary) Limited[5]	42.35	Ordinary shares
Mezzanine Ware Proprietary Limited (RF)[5]	54.45	Ordinary shares
Motifprops 1 (Proprietary) Limited[5]	60.50	Ordinary shares
Scarlet Ibis Investments 23 (Pty) Limited[5]	60.50	Ordinary shares
Storage Technology Services (Pty) Limited[5]	30.85	Ordinary shares
Vodacom (Pty) Limited[5]	60.50	Ordinary shares, Ordinary A shares
Vodacom Business Africa Group (Pty) Limited[5]	60.50	Ordinary shares
Vodacom Financial Services (Proprietary) Limited[5]	60.50	Ordinary shares
Vodacom Group Limited	60.50	Ordinary shares
Vodacom Insurance Administration Company (Proprietary) Limited[5]	60.50	Ordinary shares
Vodacom Insurance Company (RF) Limited[5]	60.50	Ordinary shares
Vodacom International Holdings (Pty) Limited[5]	60.50	Ordinary shares
Vodacom Life Assurance Company (RF) Limited[5]	60.50	Ordinary shares
Vodacom Payment Services (Proprietary) Limited[5]	60.50	Ordinary shares
Vodacom Properties No 1 (Proprietary) Limited[5]	60.50	Ordinary shares
Vodacom Properties No.2 (Pty) Limited[5]	60.50	Ordinary shares
Wheatfields Investments 276 (Proprietary) Limited[5]	60.50	Ordinary shares
XLink Communications (Proprietary) Limited[5]	60.50	Ordinary A Shares

203 Vodafone Group Plc
Annual Report on Form 20-F 2021
Strategic report | Governance | Financials | Other information

Spain

Antracita, 7 – 28045, Madrid CIF B-91204453, Spain		
Vodafone Automotive Iberia S.L.	100.00	Ordinary shares
Avenida de América 115, 28042, Madrid, Spain		
Vodafone Enabler España, S.L.	100.00	Ordinary shares
Vodafone Enterprise Spain SLU	100.00	Ordinary shares, Ordinary euro shares
Vodafone Espana S.A.U.	100.00	Ordinary shares
Vodafone Holdings Europe S.L.U.	100.00	Ordinary shares
Vodafone ONO, S.A.U.	100.00	Ordinary shares
Vodafone Servicios S.L.U.	100.00	Ordinary shares
Vantage Towers, S.L.U.[4]	81.05	Ordinary shares

Sweden

c/o Hellström advokatbyrå, Box 7305, 103 90, Stockholm, Sweden		
Vodafone Enterprise Sweden AB	100.00	Ordinary shares, Shareholder's contribution shares

Switzerland

Schiffbaustrasse 2, 8005, Zurich, Switzerland		
Vodafone Enterprise Switzerland AG	100.00	Ordinary shares

Taiwan

22F., No.100, Songren Road., Xinyi District, Taipei City, 11070, Taiwan		
Vodafone Global Enterprise Taiwan Limited	100.00	Ordinary shares

Tanzania, United Republic of

15 Floor, Vodacom Tower, Ursino Estate, Plot No. 23, Bagamoyo Road, Dar es Salaam, Tanzania, United Republic of		
Shared Networks Tanzania Limited[5]	45.37	Ordinary shares
Vodacom Tanzania Public Limited Company[6]	45.37	Ordinary shares
3rd Floor, Maktaba (Library), ComplexBibi, Titi Mohaned Road, Dar es Salaam, Tanzania, United Republic of		
Gateway Communications Tanzania Limited (in liquidation)[5]	59.89	Ordinary shares
Plot No. 23, Ursino Estate, Bagamoyo Road, Dar es Salaam, Tanzania, United Republic of		
M-Pesa Limited[5]	45.37	Ordinary A shares, Ordinary B shares
Vodacom Tanzania Limited Zanzibar[6]	45.37	Ordinary shares

Turkey

Büyükdere Caddesi, No: 251, Maslak, Şişli / İstanbul, Turkey, 34398, Turkey		
Vodafone Bilgi Ve Iletisim Hizmetleri AS	100.00	Registered shares
Vodafone Dagitim, Servis ve Icerik Hizmetleri A.S.	100.00	Ordinary shares
Vodafone Dijital Yayincilik Hizmetleri A.S.	100.00	Ordinary shares
Vodafone Holding A.S.	100.00	Registered shares
Vodafone Kule ve Altyapi Hizmetleri A.S.	100.00	Ordinary shares
Vodafone Medya Icerik Hizmetleri A.S.	100.00	Ordinary shares
Vodafone Net İletişim Hizmetleri A.S.	100.00	Ordinary shares
Vodafone Telekomunikasyon A.S.	100.00	Registered shares
İTÜ Ayazağa Kampüsü, Koru Yolu, Arı Teknokent Arı 3 Binası, Maslak, İstanbul, 586553, Turkey		
Vodafone Teknoloji Hizmetleri A.S.	100.00	Registered shares
Maslak Mah. AOS 55 Sk. 42 Maslak Sit. B Blok Apt. No: 4/663, Sarıyer Istanbul, Turkey		
Vodafone Sigorta Aracilik Hismetleri A.S.	100.00	Ordinary shares
Vodafone Elektronik Para Ve Ödeme Hizmetleri A.S.	100.00	Registered shares

Ukraine

Bohdana Khmelnytskogo Str. 19-21, Kyiv, Ukraine		
LLC Vodafone Enterprise Ukraine	100.00	Ordinary shares

United Arab Emirates

Office 101, 1st Floor, DIC Building 1, Dubai Internet City, Dubai, United Arab Emirates		
Vodafone Enterprise Europe (UK) Limited – Dubai Branch[7]	100.00	Branch

United Kingdom

1-2 Berkeley Square, 99 Berkeley Street, Glasgow, G3 7HR, Scotland		
Thus Group Holdings Limited	100.00	Ordinary shares
Thus Group Limited	100.00	Ordinary shares
Thus Profit Sharing Trustees Limited	100.00	Ordinary shares
784 Upper Newtownards Road, Belfast, BT16 1UD, United Kingdom		
Vodafone (NI) Limited	100.00	Ordinary shares
Edinburgh House, 4 North St. Andrew Street, Edinburgh, EH2 1HJ, United Kingdom		
Pinnacle Cellular Group Limited	100.00	Ordinary shares
Pinnacle Cellular Limited	100.00	Ordinary shares
Vodafone (Scotland) Limited	100.00	Ordinary shares
Woodend Group Limited (in process of dissolution)	100.00	Ordinary shares
Quarry Corner, Dundonald, Belfast, BT16 1UD, Northern Ireland		
Energis (Ireland) Limited	100.00	A Ordinary shares, B Ordinary shares, C Ordinary shares, D Ordinary Ordinary C shares, Ordinary D shares
Staple Court, 11 Staple Inn Building, London, WC1V 7QH, United Kingdom		
Vodacom Business Africa Group Services Limited[5]	60.50	Ordinary shares, Preference shares
Vodacom UK Limited[5]	60.50	Ordinary shares, Non-redeemable ordinary A shares, Ordinary B shares, Non-redeemable preference shares
Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom		
AAA (Euro) Limited (in process of dissolution)	100.00	Ordinary shares
Apollo Submarine Cable System Limited	100.00	Ordinary shares
Aspective Limited (in process of dissolution)	100.00	Ordinary shares
Astec Communications Limited (in process of dissolution)	100.00	Ordinary shares
Bluefish Communications Limited	100.00	Ordinary A shares, Ordinary B shares, Ordinary C shares, Ordinary D shares
Cable & Wireless Aspac Holdings Limited	100.00	Ordinary shares
Cable & Wireless CIS Services Limited	100.00	Ordinary shares
Cable & Wireless Communications Data Network Services Limited	100.00	'A' ordinary shares, 'B' ordinary shares
Cable & Wireless Europe Holdings Limited	100.00	Ordinary shares
Cable & Wireless Global Business Services Limited	100.00	Ordinary shares
Cable & Wireless Global Holding Limited	100.00	Ordinary shares
Cable & Wireless Global Telecommunication Services Limited	100.00	Ordinary shares
Cable & Wireless UK Holdings Limited	100.00	Ordinary shares
Cable & Wireless Worldwide Limited	100.00	Ordinary shares, Redeemable preference shares
Cable & Wireless Worldwide Voice Messaging Limited	100.00	Ordinary shares
Cable and Wireless (India) Limited	100.00	Ordinary shares
Cable and Wireless Nominee Limited	100.00	Ordinary shares
Cellops Limited (in process of dissolution)	100.00	Ordinary shares
Central Communications Group Limited	100.00	Ordinary shares, Ordinary A shares
Energis Communications Limited	100.00	Ordinary shares
Energis Squared Limited	100.00	Ordinary shares
General Mobile Corporation Limited	100.00	Ordinary shares
London Hydraulic Power Company	100.00	Ordinary shares, 5% Non-Cumulative preference shares
MetroHoldings Limited	100.00	Ordinary shares
ML Integration Group Limited	100.00	Ordinary shares, Redeemable preference shares
Navtrak Limited	100.00	Ordinary shares
Project Telecom Holdings Limited[1]	100.00	Ordinary shares
Rian Mobile Limited	100.00	Ordinary shares
Singlepoint (4U) Limited (in process of dissolution)	100.00	Ordinary shares
Talkland International Limited	100.00	Ordinary shares
Talkmobile Limited	100.00	Ordinary shares
Talkmobile U.K. Limited (in process of dissolution)	100.00	Ordinary shares
The Eastern Leasing Company Limited	100.00	Ordinary shares
Thus Limited	100.00	Ordinary shares
Vizzavi Limited	100.00	Ordinary shares
Voda Limited	100.00	Ordinary shares, Zero coupon redeemable preference shares
Vodafone (New Zealand) Hedging Limited	100.00	Ordinary shares
Vodafone 2.	100.00	Ordinary shares
Vodafone 4 UK	100.00	Ordinary shares
Vodafone 5 Limited	100.00	Ordinary shares
Vodafone 5 UK	100.00	Ordinary shares
Vodafone 6 UK	100.00	Ordinary shares
Vodafone Americas 4	100.00	Ordinary shares

B B B – B B B Notes to the consolidated financial statements (continued) Strategic report Governance Financials Other information 204 Vodafone Group Plc Annual Report on Form 20-F 2021

m m m m PPC 1 Limited 25.05 Ordinary shares m “Urbana Teleunion” – – B B B – B B B 205 Vodafone Group Plc Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

206 Vodafone Group Plc
Annual Report on Form 20-F 2021
Strategic report | Governance | Financials | Other information

Notes to the consolidated financial statements (continued)

31. Related undertakings (continued)

Skyline Ikon, 1st Floor, 86/92, Andheri Kurla Road, Marol Naka, Andheri East, Mumbai, Maharashtra, 400059, India

Connect (India) Mobile Technologies Private Limited[7]	44.39	Equity shares

Suman Tower Plot No. 18, Sector No. 11, Gandhinagar, 382011, Gujarat, India

Vodafone Idea Manpower Services Limited[7]	43.86	Equity shares
Vodafone Idea Limited	44.39	Equity shares

Vodafone House, Corporate Road, Prahladnagar, Off S. G. Highway, Ahmedabad, Gujarat, 380051, India

Vodafone Idea Business Services Limited[7]	44.39	Equity shares
Vodafone Idea Telecom Infrastructure Limited[7]	44.39	Equity shares

Ireland

Two Gateway, East Wall Road, Dublin 3, Ireland

Siro Limited	50.00	Ordinary shares

Italy

Via Gaetana Negri 1, 20123, Milano, Italy

Infrastrutture Wireless Italiane S.p.A[4]	26.89	Ordinary shares

Kenya

LR No. 13263, Safaricom House, Waiyaki Way, PO Box 66827-00800, Nairobi, Kenya

Safaricom PLC[6]	26.13	Ordinary shares

Safaricom House, Waiyaki Way Westlands, Nairobi, Kenya, 0000, Kenya

M-PESA Africa Limited[6]	43.31	Ordinary shares

Luxembourg

15 rue Edward Steichen, Luxembourg, 2540, Luxembourg

Tomorrow Street SCA	50.00	Ordinary A shares, Ordinary B shares, Ordinary C shares

Netherlands

Assendorperdijk 2, 8012 EH Zwolle, The Netherlands

Zoranet Connectivity Services B.V.	50.00	Ordinary shares

Avenue Ceramique 300, 6221 Kx, Maastricht, Netherlands

Vodafone Libertel B.V.	50.00	Ordinary shares

Boven Vredenburgpassage 128, 3511 WR, Utrecht, Netherlands

Amsterdamse Beheer- en Consultingmaatschappij B.V.	50.00	Ordinary shares
Esprit Telecom B.V.	50.00	Ordinary shares
FinCo Partner 1 B.V.	50.00	Ordinary shares
LGE HoldCo V B.V.	50.00	Ordinary shares
LGE HoldCo VI B.V.	50.00	Ordinary shares
LGE Holdco VII B.V.	50.00	Ordinary shares
LGE HoldCo VIII B.V.	50.00	Ordinary shares
Vodafone Financial Services B.V.	50.00	Ordinary shares
Vodafone Nederland Holding I B.V.	50.00	Ordinary shares
Vodafone Nederland Holding II B.V.	50.00	Ordinary shares
VodafoneZiggo Employment B.V.	50.00	Ordinary shares
VodafoneZiggo Group B.V.	50.00	Ordinary shares
VodafoneZiggo Group Holding B.V.	50.00	Ordinary shares
VZ Financing I B.V.	50.00	Ordinary shares
VZ Financing II B.V.	50.00	Ordinary shares
VZ FinCo B.V.	50.00	Ordinary shares
VZ PropCo B.V.	50.00	Ordinary shares
XB Facilities B.V.	50.00	Ordinary shares
Ziggo B.V.	50.00	Ordinary shares
Ziggo Deelnemingen B.V.	50.00	Ordinary shares
Ziggo Finance 2 B.V.	50.00	Ordinary shares
Ziggo Netwerk II B.V.	50.00	Ordinary shares
Ziggo Real Estate B.V.	50.00	Ordinary shares
Ziggo Services B.V.	50.00	Ordinary shares
Ziggo Services Employment B.V.	50.00	Ordinary shares
Ziggo Services Netwerk 2 B.V.	50.00	Ordinary shares
Ziggo Zakelijk Services B.V.	50.00	Ordinary shares
ZUM B.V.	50.00	Ordinary shares

Media Parkboulevard 2, 1217 WE Hilversum, Netherlands

Liberty Global Content Netherlands B.V.	50.00	Ordinary shares

Winschoterdiep 60, 9723 AB Groningen, Netherlands

Zesko B.V.	50.00	Ordinary shares
Ziggo Bond Company B.V.	50.00	Ordinary shares
Ziggo Netwerk B.V.	50.00	Ordinary shares

New Zealand

Tompkins Wake, Level 11, 41 Shortland Street, Auckland 1010, New Zealand

iNet (New Zealand) AKL Limited	25.05	Ordinary shares

Unit 17, 24 Allright Place, Mt Wellington, Auckland, New Zealand

TPG (NZ) Pty Ltd	25.05	Ordinary shares

Philippines

22F Robinson Equitable Tower, ADB Ave, Corner Povega St, Ortigas Center, Pasig City, Philippines

Orchid Cybertech Services Inc	25.05	Ordinary shares

Portugal

Rua Actor António Silva, nº 9, Campo Grande, 1600-404, Lisboa, Portugal

Dualgrid – Gestão de Redes Partilhadas, S.A.	50.00	Ordinary shares

Rua Pedro e Inês, Lote 2.08.01, 1990-075, Parque das Nações, Lisboa, Portugal

Sport TV Portugal, S.A.	25.00	Nominative shares

Romania

Floor 3, Module 2, Connected Buildings III, Nr. 10A, Dimitrie Pompei Boulevard, Bucharest, Sector 2, Romania

Netgrid Telecom SRL	50.00	Ordinary shares

Russian Federation

Building 3, 11, Promyshlennaya Street, Moscow 115 516

Autoconnex Limited	35.00	Ordinary shares

South Africa

76 Maude Street, Sandton, Johannesberg, 2196, South Africa

Waterberg Lodge (Proprietary) Limited[6]	30.25	Ordinary shares

Vodacom Corporate Park, 082 Vodacom Boulevard, Midrand, 1685, South Africa

K2019102008 (South Africa) (Proprietary) Limited[6]	43.31	Ordinary shares

Tanzania, United Republic of

Plot No. 23, Ursino Estate, Bagamoyo Road, Dar es Salaam, Tanzania, United Republic of

Vodacom Trust Limited (in liquidation)[6]	45.37	Ordinary A shares, Ordinary B shares

United Kingdom

24/25 The Shard, 32 London Bridge Street, London, SE1 9SG, United Kingdom

Digital Mobile Spectrum Limited	25.00	Ordinary shares

Griffin House, 161 Hammersmith Road, London, W6 8BS, United Kingdom

Cable & Wireless Trade Mark Management Limited	50.00	Ordinary A shares, Ordinary B shares

Hive 2, 1530 Arlington Business Park, Theale, Reading, Berkshire, RG7 4SA, United Kingdom

Cornerstone Telecommunications Infrastructure Limited[4]	40.53	Ordinary shares

Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom

Vodafone Hutchison (Australia) Holdings Limited	50.00	Ordinary shares

207 Vodafone Group Plc
Annual Report on Form 20-F 2021
Strategic report | Governance | Financials | Other information

United States		
2711 Centerville Road, Suite 400, Wilmington, DE 19808 Delaware		
LG Financing Partnership	50.00	Partnership interest
PPC 1 (US) Inc.	25.05	Ordinary shares
Ziggo Financing Partnership	50.00	Partnership interest

Notes:
1 Directly held by Vodafone Group Plc.
2 Branches.
3 Shareholding is indirect through Vodafone Deutschland GmbH.
4 Shareholding is indirect through Vantage Towers AG.
5 Shareholding is indirect through Vodacom Group Limited. The indirect shareholding is calculated using the 60.50% ownership interest in Vodacom Group Limited.
6 At 31 March 2021 the fair value of Safaricom Plc was KES 1,450 billion (€11,282 million) based on the closing quoted share price on the Nairobi Stock Exchange.
7 Includes the indirect interest held through Vodafone Idea Limited.

Selected financial information

The table below shows selected financial information in respect of subsidiaries that have non-controlling interests that are material to the Group[1].

	Vodacom Group Limited		Vodafone Egypt Telecommunications S.A.E	
	2021 €m	2020 €m	2021 €m	2020 €m
Summary comprehensive income information				
Revenue	5,181	5,531	1,537	1,454
Profit for the financial year	891	980	271	287
Other comprehensive (expense)/income	(17)	9	–	–
Total comprehensive income	874	989	271	287
Other financial information				
Profit for the financial year allocated to non-controlling interests	310	353	122	129
Dividends paid to non-controlling interests	307	322	84	26
Summary financial position information				
Non-current assets	6,592	6,155	1,765	1,417
Current assets	2,671	2,444	640	602
Total assets	**9,263**	**8,599**	**2,405**	**2,019**
Non-current liabilities	(2,617)	(2,807)	(198)	(122)
Current liabilities	(2,406)	(1,866)	(1,217)	(929)
Total assets less total liabilities	**4,240**	**3,926**	**990**	**968**
Equity shareholders' funds	3,332	3,056	587	577
Non-controlling interests	908	870	403	391
Total equity	**4,240**	**3,926**	**990**	**968**
Statement of cash flows				
Net cash inflow from operating activities	1,711	1,992	523	477
Net cash outflow from investing activities	(424)	(555)	(418)	(239)
Net cash outflow from financing activities	(1,251)	(1,214)	(7)	(192)
Net cash inflow	**36**	**223**	**98**	**46**
Cash and cash equivalents brought forward	826	684	273	226
Exchange gain/(loss) on cash and cash equivalents	14	(81)	(23)	1
Cash and cash equivalents	**876**	**826**	**348**	**273**

Note:
1 Vantage Towers A.G. was listed on the Frankfurt Stock exchange on 18 March 2021, resulting in the recognition of non-controlling interests of €1,019 million in the Group's consolidated Statement of financial position. Non-current assets, current assets, non-current liabilities and current liabilities for Vantage Towers A.G. were €10,899 million, €490 million, €4,976 million and €958 million respectively.

Notes to the consolidated financial statements (continued) Notes to the consolidated financial statements (continued) 208 Vodafone Group Plc Annual Report 2021 2020 C2 General 32. Subsidiaries exempt from audit The following UK subsidiaries will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the year ended 31 March 2021. Name Registration number Name Registration number Bluefish Communications Limited 5142610 Vodafone Enterprise Corporate Secretaries Limited 2303594 Cable & Wireless Aspac Holdings Limited 4705342 Vodafone Enterprise Equipment Limited 1648524 Cable & Wireless CIS Services Limited 2964774 Vodafone Enterprise Europe (UK) Limited 3137479 Cable & Wireless Europe Holdings Limited 4659719 Vodafone Euro Hedging Limited 3954207 Cable & Wireless Global Business Services Limited 3537591 Vodafone Euro Hedging Two 4055111 Cable & Wireless Global Holding Limited 3740694 Vodafone Europe UK 5798451 Cable & Wireless UK Holdings Limited 3840888 Vodafone European Investments 3961908 Cable & Wireless Worldwide Limited 7029206 Vodafone European Portal Limited 3973442 Cable & Wireless Worldwide Voice Messaging 1981417 Vodafone Finance Luxembourg Limited 5754479 Limited Vodafone Finance Sweden 2139168 Cable & Wireless Nominee Limited 3249884 Vodafone Finance UK Limited 3922620 Central Communications Group Limited 4625248 Vodafone Financial Operations 4016558 Energis (Ireland) Limited NI035793 Vodafone Global Content Services Limited 4064873 Energis Communications Limited 2630471 Vodafone Holdings Luxembourg Limited 4200970 Energis Squared Limited 3037442 Vodafone Intermediate Enterprises Limited 3869137 General Mobile Corporation Limited 2585763 Vodafone International Holdings Limited 2797426 London Hydraulic Power Company (The) ZC000055 Vodafone International Operations Limited 2797438 MetroHoldings Limited 3511122 Vodafone Investment UK 5798385 ML Integration Group Limited 3252903 Vodafone Investments Limited 1530514 Project Telecom Holdings Limited 3891879 Vodafone IP Licensing Limited 6846238 The Eastern Leasing Company Limited 1672832 Vodafone Marketing UK 6858585 Thus Group Holdings Limited SC192666 Vodafone Mobile Communications Limited 3942221 Thus Group Limited SC226738 Vodafone Mobile Enterprises Limited 3961390 Voda Limited 1847509 Vodafone Mobile Network Limited 3961482 Vodafone (New Zealand) Hedging Limited 4158469 Vodafone Nominees Limited 1172051 Vodafone (Scotland) Limited SC170238 Vodafone Oceania Limited 3973427 Vodafone 2. 4083193 Vodafone Overseas Finance Limited 4171115 Vodafone 4 UK 6357658 Vodafone Overseas Holdings Limited 2809758 Vodafone 5 Limited 6688527 Vodafone Panafon UK 6326918 Vodafone 5 UK 2960479 Vodafone Property Investments Limited 3903420 Vodafone 6 UK 8809444 Vodafone Retail (Holdings) Limited 3381659 Vodafone Americas 4 6389457 Vodafone UK Limited 2227940 Vodafone Benelux Limited 4200960 Vodafone Worldwide Holdings Limited 3294074 Vodafone Cellular Limited 896318 Vodafone Yen Finance Limited 4373166 Vodafone-Central Limited 1913537 Vodaphone Limited 2373469 Vodafone Consolidated Holdings Limited 5754561 Vodata Limited 2502373 Vodafone Corporate Limited 1786055 Your Communications Group Limited 4171876 Vodafone Corporate Secretaries Limited 2357692 Vodafone Distribution Holdings Limited 3357115 33. Subsequent events Share buyback programme On 19 May 2021, the Group announced that it commenced a new irrevocable and non-discretionary share buyback programme to further reduce the issued share capital of Vodafone to partially offset the increase in the issued share capital as a result of the maturing of the first tranche of the subordinated Mandatory Convertible Bonds. Morgan Stanley will serve as the principal and will decide on the timing of share purchases. The programme, which commenced on 19 May 2021 and will end no later than 23 July 2021, will repurchase no more than 268,237,246 ordinary shares and the maximum amount allocated for purchases is £340 million. See page 31 for more information. Bond issuance On 4 June 2021, the Group issued debt securities for US$2.4 billion. The securities are due on 4 June 2081. Strategic report Governance Financials Other information 208 Vodafone Group Plc  Annual Report on Form 20-F 2021

m m at 1 arh 2020 ote €m €m hares in Group undertains 2 8,8 8,466 etors amounts fallin due after more than one year ,128 8,424 etors amounts fallin due ithin one year 164,149 22,819 ther inestments 4 ,107 1,11 ash at an and in hand 86 188 reditors amounts fallin due ithin one year (162,761 (217,22 reditors amounts fallin due after more than one year (47,122 (4,628 alled up share apital 6 4,797 4,797 hare premium aount 20,8 20,82 apital redemption resere 111 111 ther reseres 2,970 4,86 n shares held (6,07 (7,97 rofit and loss aount1 22,18 24,844 Total equity shareholders’ funds ote 1 he profit for the finanial year dealt ith in the finanial statements of the ompany is €3,863 million (2020 €476 million he ompany finanial statements on paes 209 to 216 ere approed y the oard of iretors and authorised for issue on 18 ay 2021 and ere sined on its ehalf y hief Eeutie hief inanial ffier he aompanyin notes are an interal part of these finanial statements This page is intentionally left blank Notes to the consolidated financial statements (continued) 208 Vodafone Group Plc Annual Report 2021 2020 C2 General 32. Subsidiaries exempt from audit The following UK subsidiaries will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the year ended 31 March 2021. Name Registration number Name Registration number Bluefish Communications Limited 5142610 Vodafone Enterprise Corporate Secretaries Limited 2303594 Cable & Wireless Aspac Holdings Limited 4705342 Vodafone Enterprise Equipment Limited 1648524 Cable & Wireless CIS Services Limited 2964774 Vodafone Enterprise Europe (UK) Limited 3137479 Cable & Wireless Europe Holdings Limited 4659719 Vodafone Euro Hedging Limited 3954207 Cable & Wireless Global Business Services Limited 3537591 Vodafone Euro Hedging Two 4055111 Cable & Wireless Global Holding Limited 3740694 Vodafone Europe UK 5798451 Cable & Wireless UK Holdings Limited 3840888 Vodafone European Investments 3961908 Cable & Wireless Worldwide Limited 7029206 Vodafone European Portal Limited 3973442 Cable & Wireless Worldwide Voice Messaging 1981417 Vodafone Finance Luxembourg Limited 5754479 Limited Vodafone Finance Sweden 2139168 Cable & Wireless Nominee Limited 3249884 Vodafone Finance UK Limited 3922620 Central Communications Group Limited 4625248 Vodafone Financial Operations 4016558 Energis (Ireland) Limited NI035793 Vodafone Global Content Services Limited 4064873 Energis Communications Limited 2630471 Vodafone Holdings Luxembourg Limited 4200970 Energis Squared Limited 3037442 Vodafone Intermediate Enterprises Limited 3869137 General Mobile Corporation Limited 2585763 Vodafone International Holdings Limited 2797426 London Hydraulic Power Company (The) ZC000055 Vodafone International Operations Limited 2797438 MetroHoldings Limited 3511122 Vodafone Investment UK 5798385 ML Integration Group Limited 3252903 Vodafone Investments Limited 1530514 Project Telecom Holdings Limited 3891879 Vodafone IP Licensing Limited 6846238 The Eastern Leasing Company Limited 1672832 Vodafone Marketing UK 6858585 Thus Group Holdings Limited SC192666 Vodafone Mobile Communications Limited 3942221 Thus Group Limited SC226738 Vodafone Mobile Enterprises Limited 3961390 Voda Limited 1847509 Vodafone Mobile Network Limited 3961482 Vodafone (New Zealand) Hedging Limited 4158469 Vodafone Nominees Limited 1172051 Vodafone (Scotland) Limited SC170238 Vodafone Oceania Limited 3973427 Vodafone 2. 4083193 Vodafone Overseas Finance Limited 4171115 Vodafone 4 UK 6357658 Vodafone Overseas Holdings Limited 2809758 Vodafone 5 Limited 6688527 Vodafone Panafon UK 6326918 Vodafone 5 UK 2960479 Vodafone Property Investments Limited 3903420 Vodafone 6 UK 8809444 Vodafone Retail (Holdings) Limited 3381659 Vodafone Americas 4 6389457 Vodafone UK Limited 2227940 Vodafone Benelux Limited 4200960 Vodafone Worldwide Holdings Limited 3294074 Vodafone Cellular Limited 896318 Vodafone Yen Finance Limited 4373166 Vodafone-Central Limited 1913537 Vodaphone Limited 2373469 Vodafone Consolidated Holdings Limited 5754561 Vodata Limited 2502373 Vodafone Corporate Limited 1786055 Your Communications Group Limited 4171876 Vodafone Corporate Secretaries Limited 2357692 Vodafone Distribution Holdings Limited 3357115 33. Subsequent events Share buyback programme On 19 May 2021, the Group announced that it commenced a new irrevocable and non-discretionary share buyback programme to further reduce the issued share capital of Vodafone to partially offset the increase in the issued share capital as a result of the maturing of the first tranche of the subordinated Mandatory Convertible Bonds. Morgan Stanley will serve as the principal and will decide on the timing of share purchases. The programme, which commenced on 19 May 2021 and will end no later than 23 July 2021, will repurchase no more than 268,237,246 ordinary shares and the maximum amount allocated for purchases is £340 million. See page 31 for more information. Bond issuance On 4 June 2021, the Group issued debt securities for US$2.4 billion. The securities are due on 4 June 2081. 209 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

m m asis of rearation m m m 6 “Reduced framework”, (‘FRS 101’). m m m m m m , m m 6 m m − 4 46 , “Shared payment” m , m − 7 “Financial m Disclosures”; − 3, “Fair measurement” mm − 38 “Presentation statements” m m m 7 − “Presentation statements”: − m − 6 m m − 38 m mmm m m, m − 38 m m − 4 m m − m m − 3436 mm − 7 “Statement flows”; − 3 3 8 “Accounting , m errors” m m − m 4 “Related disclosures” m mm − m 36 m m m m 483 m 6, m m m m m m m , m m m m m mm m m m m m m m m m m m m m m m m m m m “critical estimates” m m Company’s m 3 m m mm m m m m , m m m m m orein urrenies m Company’s m m m m m m m m m m, m m, m m m m m m orroin osts m m omany statement of hanes in equity of odafone rou l For the years ended 1 arch Called up share capital Share premium account1 Capital redemption resere1 ther reseres1 Resere for own shares Profit and loss account otal euity shareholders’ funds €m €m €m €m €m €m €m 1 April 01 , 0,1 111 , (,010) , ,1 ssue or reissue of shares 1 1 – – – Profit for the financial year – – – – – Diidends – – – – – (,1) (,1) Capital contriution gien relating to shareased payments – – – 1 – – 1 Contriution receied relating to shareased payments – – – () – – () ther moements – – – – – , , arh ssue or reissue of shares – 1 – (1,) ,0 – 0 Profit for the financial year – – – – – , , Diidends – – – – – (,1) (,1) Capital contriution gien relating to shareased payments – – – 1 – – 1 Contriution receied relating to shareased payments – – – () – – () Repurchase of treasury shares – – – – (0) – (0) ther moements – – – – – (,) (,) arh otes: 1 hese reseres are not distriutale. wn shares relate to treasury shares which are purchased out of distriutale profits and therefore reduce reseres aailale for distriution. he Company has determined what amounts within this resere are distriutale and nondistriutale in accordance with the guidance proided y CA C 01 and the reuirements of law. n accordance with Companies Act 00 s1(), a pulic company may make a distriution only if, after giing effect to such distriution, the amount of its net assets is not less than the aggregate of its called up share capital and nondistriutale reseres. ncludes €1 million ta credit (00: €nil). ncludes the impact of the Company’s cash flow hedges with €, million net loss deferred to other comprehensie income during the year (00: €4,113 million net gain); €1, million net loss (00: €408 million net gain) recycled to the income statement; and € million credited (00: €0 million charged) on related ta moements. hese hedges primarily relate to foreign echange eposure on fied orrowings, with any foreign echange on nominal alances directly impacting income statement in each period ut interest cash flows unwinding to the income statement oer the life of the hedges (up to 0). See note “Capital and financial risk management” in the consolidated financial statements for further details. ncludes the reissue of 1,. million (€1, million) in arch 01 in order to satisfy the first tranche of the mandatory conertile ond issued in arch 01. hese represent the irreocale and nondiscretionary share uyack programme announced on 1 arch 01. This page is intentionally left blank Strategic report Governance Financials Other information 210 Vodafone Group Plc  Annual Report on Form 20-F 2021

m m asis of rearation m m m 6 “Reduced framework”, (‘FRS 101’). m m m m m m , m m 6 m m − 4 46 , “Shared payment” m , m − 7 “Financial m Disclosures”; − 3, “Fair measurement” mm − 38 “Presentation statements” m m m 7 − “Presentation statements”: − m − 6 m m − 38 m mmm m m, m − 38 m m − 4 m m − m m − 3436 mm − 7 “Statement flows”; − 3 3 8 “Accounting , m errors” m m − m 4 “Related disclosures” m mm − m 36 m m m m 483 m 6, m m m m m m m , m m m m m mm m m m m m m m m m m m m m m m m m m m “critical estimates” m m Company’s m 3 m m mm m m m m , m m m m m orein urrenies m Company’s m m m m m m m m m m, m m, m m m m m m orroin osts m m omany statement of hanes in equity of odafone rou l For the years ended 1 arch Called up share capital Share premium account1 Capital redemption resere1 ther reseres1 Resere for own shares Profit and loss account otal euity shareholders’ funds €m €m €m €m €m €m €m 1 April 01 , 0,1 111 , (,010) , ,1 ssue or reissue of shares 1 1 – – – Profit for the financial year – – – – – Diidends – – – – – (,1) (,1) Capital contriution gien relating to shareased payments – – – 1 – – 1 Contriution receied relating to shareased payments – – – () – – () ther moements – – – – – , , arh ssue or reissue of shares – 1 – (1,) ,0 – 0 Profit for the financial year – – – – – , , Diidends – – – – – (,1) (,1) Capital contriution gien relating to shareased payments – – – 1 – – 1 Contriution receied relating to shareased payments – – – () – – () Repurchase of treasury shares – – – – (0) – (0) ther moements – – – – – (,) (,) arh otes: 1 hese reseres are not distriutale. wn shares relate to treasury shares which are purchased out of distriutale profits and therefore reduce reseres aailale for distriution. he Company has determined what amounts within this resere are distriutale and nondistriutale in accordance with the guidance proided y CA C 01 and the reuirements of law. n accordance with Companies Act 00 s1(), a pulic company may make a distriution only if, after giing effect to such distriution, the amount of its net assets is not less than the aggregate of its called up share capital and nondistriutale reseres. ncludes €1 million ta credit (00: €nil). ncludes the impact of the Company’s cash flow hedges with €, million net loss deferred to other comprehensie income during the year (00: €4,113 million net gain); €1, million net loss (00: €408 million net gain) recycled to the income statement; and € million credited (00: €0 million charged) on related ta moements. hese hedges primarily relate to foreign echange eposure on fied orrowings, with any foreign echange on nominal alances directly impacting income statement in each period ut interest cash flows unwinding to the income statement oer the life of the hedges (up to 0). See note “Capital and financial risk management” in the consolidated financial statements for further details. ncludes the reissue of 1,. million (€1, million) in arch 01 in order to satisfy the first tranche of the mandatory conertile ond issued in arch 01. hese represent the irreocale and nondiscretionary share uyack programme announced on 1 arch 01. Notes to the Company financial statements This page is intentionally left blank 211 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information otes to the Company inanial statements ontined) asis of rearation ontinued Taation Crrent ta, inlding orporation ta and oreign ta, is proided at amonts epeted to e paid or reoered) sing the ta rates and las that hae een enated or sstantiely enated y the reporting period date. eerred ta is proided in ll on temporary dierenes that eist at the reporting period date and that reslt in an oligation to pay more ta, or a right to pay less ta in the tre. he deerred ta is measred at the rate epeted to apply in the periods in hih the temporary dierenes are epeted to reerse, ased on the ta rates and las that are enated or sstantiely enated at the reporting period date. emporary dierenes arise rom the inlsion o items o inome and ependitre in taation omptations in periods dierent rom those in hih they are inlded in the Company inanial statements. eerred ta assets are reognised to the etent that it is regarded as more liely than not that they ill e reoered. eerred ta assets and liailities are not disonted. inanial instruments inanial assets and inanial liailities, in respet o inanial instrments, are reognised on the Company statement o inanial position hen the Company eomes a party to the ontratal proisions o the instrment. inanial liailities and equity instruments inanial liailities and eity instrments issed y the Company are lassiied aording to the sstane o the ontratal arrangements entered into and the deinitions o a inanial liaility and an eity instrment. n eity instrment is any ontrat that eidenes a residal interest in the assets o the Company ater dedting all o its liailities and inldes no oligation to delier ash or other inanial assets. he aonting poliies adopted or speii inanial liailities and eity instrments are set ot elo. eriatie finanial instruments and hede aountin he Company’s atiities epose it to the inanial riss o hanges in oreign ehange rates and interest rates hih it manages sing deriatie inanial instrments. he se o deriatie inanial instrments is goerned y the Group’s poliies approed y the oard o iretors, hih proide ritten priniples on the se o deriatie inanial instrments onsistent ith the Group’s ris management strategy. Changes in ales o all deriatie inanial instrments are inlded ithin the inome statement nless designated in an eetie ash lo hedge relationship hen hanges in ale are deerred to other omprehensie inome or eity respetiely. he Company does not se deriatie inanial instrments or spelatie prposes. eriatie inanial instrments are initially measred at air ale on the ontrat date and are sseently remeasred to air ale at eah reporting date. he Company designates ertain deriaties as hedges o the hange o air ale o reognised assets and liailities (‘fair ale hedges’) or hedges o highly proale oreast transations or hedges o oreign rreny or interest rate riss o irm ommitments ‘cash lo hedges’). edge aonting is disontined hen the hedging instrment epires or is sold, terminated, eerised or no longer aliies or hedge aonting. air alue hedes he Company’s poliy is to se deriatie inanial instrments primarily interest rate saps) to onert a proportion o its ied rate det to loating rates in order to hedge the interest rate ris arising, prinipally, rom apital maret orroings. he Company designates these as air ale hedges o interest rate ris ith hanges in air ale o the hedging instrment reognised in the inome statement or the period together ith the hanges in the air ale o the hedged item de to the hedged ris, to the etent the hedge is eetie. ains and losses relating to any ineetie portion are reognised immediately in the inome statement. ash flo hedes Cash lo hedging is sed y the Company to hedge ertain eposres to ariaility in tre ash los. he portion o gains or losses relating to hanges in the air ale o deriaties that are designated and aliy as eetie ash lo hedges is reognised in other omprehensie inome gains or losses relating to any ineetie portion are reognised immediately in the inome statement. oeer, hen the hedged transation reslts in the reognition o a noninanial asset or a noninanial liaility, the gains and losses preiosly reognised in other omprehensie inome and amlated in eity are transerred rom eity and inlded in the initial measrement o the ost o the non inanial asset or noninanial liaility. hen the hedged item is reognised in the inome statement, amonts preiosly reognised in other omprehensie inome and amlated in eity or the hedging instrment are relassiied to the inome statement. hen hedge aonting is disontined, any gain or loss reognised in other omprehensie inome at that time remains in eity and is reognised in the inome statement hen the hedged transation is ltimately reognised in the inome statement. a oreast transation is no longer epeted to or, the gain or loss amlated in eity is reognised immediately in the inome statement. ensions he Company is the sponsoring employer o the odaone rop ension heme, a deined eneit pension sheme. here is insiient inormation aailale to enale the sheme to e aonted or as a deined eneit sheme ease the Company is nale to identiy its share o the nderlying assets and liailities on a onsistent and reasonale asis. hereore, the Company has applied the gidane ithin 1 to aont or deined eneit shemes as i they ere deined ontrition shemes and reognise only the ontrition payale eah year. he Company had no ontritions payale or the year ended 31 arh 01 00 €nil). he deined eneit sheme is reognised in the inanial statements o the partiipating employers, odaone imited and odaone rop eries imited. e aountin ronounements o the etent appliale the Company ill adopt ne aonting poliies as set ot in note 1 “Basis o preparation” in the onsolidated inanial statements. Notes to the Company financial statements (continued) This page is intentionally left blank Strategic report Governance Financials Other information 212 Vodafone Group Plc  Annual Report on Form 20-F 2021

ied assets ountin oliies hares in Group undertaings are stated at cost less any proision for impairment and capital related to shareased payments. Contriutions in respect of shareased payments are recognised in line ith the policy set out in note “Shareased payments”. he Company assesses inestments for impairment heneer eents or changes in circumstances indicate that the carrying alue of an inestment may not e recoerale. f any such indication of impairment eists the Company maes an estimate of the recoerale amount. f the recoerale amount of the cashgenerating unit is less than the alue of the inestment the inestment is considered to e impaired and is ritten don to its recoerale amount. n impairment loss is recognised immediately in the income statement. here there has een a change in the estimates used to determine recoerale amount and an impairment loss suseuently reerses the carrying amount of the cashgenerating unit is increased to the reised estimate of its recoerale amount not to eceed the carrying amount that ould hae een determined had no impairment loss een recognised for the cashgenerating unit in prior years and an impairment loss reersal is recognised immediately in the income statement. he Company applies the same methodology and assumptions used y the Group for goodill impairment testing purposes as set out in note “Impairment losses” to the consolidated financial statements. or the purposes of the Company’s on impairment assessment the Group’s operations are considered to e a single cash generating unit (‘CGU’) held ithin the Company’s principal susidiary odafone uropean nestments. he pooling of the Company’s interests ithin a single CG significantly reduces the ris that moements in indiidual assumptions used during the goodill impairment testing ill impact the result of the inestment impairment assessment. hilst the underlying assumptions used are a source of estimation uncertainty they do not gie rise to a significant ris of adustment ithin the net financial year including the additional assumption for the current uncertainty surrounding the economic impact of the C pandemic. hares in rou undertains €m €m ost pril isposals – () Capital contriutions arising from shareased payments Contriutions receied in relation to shareased payments () () arh mounts roided for pril liminated on disposals – () mpairment losses mpairment reersals – () arh et oo alue arh ote uring arch the Company receied a diidend from one of its susidiary inestments. he diidend income is partially offset y an impairment loss of €130 million recognised as a result of the decrease in the investment’s carrying alue. t arch the Company had the folloing principal susidiary ame rincipal actiity Country of incorporation ercentage shareholding odafone uropean nestments olding Company ngland etails of direct and indirect related undertaings are set out in note “Related undertakings” to the consolidated financial statements. otes to the Company inanial statements ontined) asis of rearation ontinued Taation Crrent ta, inlding orporation ta and oreign ta, is proided at amonts epeted to e paid or reoered) sing the ta rates and las that hae een enated or sstantiely enated y the reporting period date. eerred ta is proided in ll on temporary dierenes that eist at the reporting period date and that reslt in an oligation to pay more ta, or a right to pay less ta in the tre. he deerred ta is measred at the rate epeted to apply in the periods in hih the temporary dierenes are epeted to reerse, ased on the ta rates and las that are enated or sstantiely enated at the reporting period date. emporary dierenes arise rom the inlsion o items o inome and ependitre in taation omptations in periods dierent rom those in hih they are inlded in the Company inanial statements. eerred ta assets are reognised to the etent that it is regarded as more liely than not that they ill e reoered. eerred ta assets and liailities are not disonted. inanial instruments inanial assets and inanial liailities, in respet o inanial instrments, are reognised on the Company statement o inanial position hen the Company eomes a party to the ontratal proisions o the instrment. inanial liailities and equity instruments inanial liailities and eity instrments issed y the Company are lassiied aording to the sstane o the ontratal arrangements entered into and the deinitions o a inanial liaility and an eity instrment. n eity instrment is any ontrat that eidenes a residal interest in the assets o the Company ater dedting all o its liailities and inldes no oligation to delier ash or other inanial assets. he aonting poliies adopted or speii inanial liailities and eity instrments are set ot elo. eriatie finanial instruments and hede aountin he Company’s atiities epose it to the inanial riss o hanges in oreign ehange rates and interest rates hih it manages sing deriatie inanial instrments. he se o deriatie inanial instrments is goerned y the Group’s poliies approed y the oard o iretors, hih proide ritten priniples on the se o deriatie inanial instrments onsistent ith the Group’s ris management strategy. Changes in ales o all deriatie inanial instrments are inlded ithin the inome statement nless designated in an eetie ash lo hedge relationship hen hanges in ale are deerred to other omprehensie inome or eity respetiely. he Company does not se deriatie inanial instrments or spelatie prposes. eriatie inanial instrments are initially measred at air ale on the ontrat date and are sseently remeasred to air ale at eah reporting date. he Company designates ertain deriaties as hedges o the hange o air ale o reognised assets and liailities (‘fair ale hedges’) or hedges o highly proale oreast transations or hedges o oreign rreny or interest rate riss o irm ommitments ‘cash lo hedges’). edge aonting is disontined hen the hedging instrment epires or is sold, terminated, eerised or no longer aliies or hedge aonting. air alue hedes he Company’s poliy is to se deriatie inanial instrments primarily interest rate saps) to onert a proportion o its ied rate det to loating rates in order to hedge the interest rate ris arising, prinipally, rom apital maret orroings. he Company designates these as air ale hedges o interest rate ris ith hanges in air ale o the hedging instrment reognised in the inome statement or the period together ith the hanges in the air ale o the hedged item de to the hedged ris, to the etent the hedge is eetie. ains and losses relating to any ineetie portion are reognised immediately in the inome statement. ash flo hedes Cash lo hedging is sed y the Company to hedge ertain eposres to ariaility in tre ash los. he portion o gains or losses relating to hanges in the air ale o deriaties that are designated and aliy as eetie ash lo hedges is reognised in other omprehensie inome gains or losses relating to any ineetie portion are reognised immediately in the inome statement. oeer, hen the hedged transation reslts in the reognition o a noninanial asset or a noninanial liaility, the gains and losses preiosly reognised in other omprehensie inome and amlated in eity are transerred rom eity and inlded in the initial measrement o the ost o the non inanial asset or noninanial liaility. hen the hedged item is reognised in the inome statement, amonts preiosly reognised in other omprehensie inome and amlated in eity or the hedging instrment are relassiied to the inome statement. hen hedge aonting is disontined, any gain or loss reognised in other omprehensie inome at that time remains in eity and is reognised in the inome statement hen the hedged transation is ltimately reognised in the inome statement. a oreast transation is no longer epeted to or, the gain or loss amlated in eity is reognised immediately in the inome statement. ensions he Company is the sponsoring employer o the odaone rop ension heme, a deined eneit pension sheme. here is insiient inormation aailale to enale the sheme to e aonted or as a deined eneit sheme ease the Company is nale to identiy its share o the nderlying assets and liailities on a onsistent and reasonale asis. hereore, the Company has applied the gidane ithin 1 to aont or deined eneit shemes as i they ere deined ontrition shemes and reognise only the ontrition payale eah year. he Company had no ontritions payale or the year ended 31 arh 01 00 €nil). he deined eneit sheme is reognised in the inanial statements o the partiipating employers, odaone imited and odaone rop eries imited. e aountin ronounements o the etent appliale the Company ill adopt ne aonting poliies as set ot in note 1 “Basis o preparation” in the onsolidated inanial statements. This page is intentionally left blank 213 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information otes to the Company inanial statements (ontinued) mounts oed y susidiaries are lassiied and reorded at amortised ost and redued y alloanes or epeted redit losses. stimated uture redit losses are irst reorded on initial reognition o a reeivale and are ased on estimated proaility o deault. Individual alanes are ritten o hen management deems them not to e olletile. erivative inanial instruments are measured at air value through proit and loss. 00 €m €m m mounts oed y susidiaries1 13 aation reoverale 1 ther detors 1 1 erivative inanial instruments 1 m m eerred ta 164 – erivative inanial instruments 2,964 8,424 ote 1 mounts oned y susidiaries are unseured have no ied date o repayment and are repayale on demand ith suiient liuidity in the group to lo unds i reuired. hereore epeted redit losses are onsidered to e immaterial. m Investments are lassiied and measured at amortised ost using the eetive interest rate method less any impairment. 00 €m €m Collateral Capital market and ank orroings Interestearing loans and overdrats are initially measured at air value (hih is eual to ost at ineption) and are suseuently measured at amortised ost using the eetive interest rate method eept here they are identiied as a hedged item in a designated air value hedge relationship. ny dierene eteen the proeeds net o transation osts and the amount due on settlement or redemption o orroings is reognised over the term o the orroing. 001 €m €m m onds 1 ank loans – 0 Collateral liailities ther orroings 3 ank orroings seured against Indian assets – mounts oed to susidiaries 101 0 erivative inanial instruments 10 ther reditors 101 ruals and deerred inome3 3 m m eerred ta – onds 3 ank loans 30 13 ank orroings seured against Indian assets 3 1 erivative inanial instruments 30 1 otes 1 Components or 00 have een represented to align ith the 01 presentation separating orroings that ere previously shon together as onds and other loans. here is no impat on total amounts alling due ithin one year or total amounts alling due ater more than one year. mounts oed to susidiaries are unseured have no ied date o repayment and are repayale on demand. 3 Inludes €339 million (00 €nil) payale in relation to the irrevoale and nondisretionary share uyak programme announed in arh 01. Inluded in amounts alling due ater more than one year are onds o €30,337 million hih are due in more than ive years rom 1 pril 01 and are payale otherise than y instalments. Interest payale on these onds ranges rom 0.0 to .. Notes to the Company financial statements (continued) This page is intentionally left blank Strategic report Governance Financials Other information 214 Vodafone Group Plc  Annual Report on Form 20-F 2021

i inmn i mn mn i, n i in 00 m €m m €m ⁄ il ,,9,97 ,797 ,,,7 ,79 ll in 90,00 – ,00 3 0 0,000 00 0,000) 7 mli i in i 3 0 mn l 9,,309 00 ,03,70,3) i nminl l €99 millin 00 €30 millin) m l l €918 millin 00 €2,0 millin) in , 3,30,00 00 9,9,) i n m 3 n 09 mn nnn lin in mn nil n llin 7 illin i mi in 0 n 7 illin i 3 mi in 0 in , ,,7,937 i in lmn n min in mn nil n minin n nil in l ,,793,7 in i nin i 0 il n “in” in nli innil mn m nm il mn ln ml iii in Company’s i inmn i l mnin in in mn ln i ni il niin Company’s iii in i il niin i n mn i m iii in mn mn nl nm il ln n in n i n ml i iii 3 0, mn millin in in nin 00 3 millin) mn m il niin i iii in lin mn 3 0, mli il niin n mn i m iii €218 millin 00 €169 millin) in n 3 0, l il niin iin m mn €136 millin 00 €136 millin), i mn €87 millin 00 €68 millin) i m iii ll il mn, in m n ln il in n “Share payments” nli innil mn i nil Group’s il mnmn inlin l iin i inl n mn ll lll ill iiin n niin mn l ln n in iin liii llin n iiin n l i lin mn i n i in, i ili m l iiin i nn n i ili i n m i iii in mnn i i ill iiin mn m im ili mn i l in ii mni n i ll lil i n iil n n nin i inl − l i i l i nl ill iiin l liin in iil in ln nii − lin nii in Group’s − i n l nin in nii n − i n in in lin iin i inmn imimn , in i ill iiin Group’s nli n 3 n l i ill iiin in otes to the Company inanial statements (ontinued) mounts oed y susidiaries are lassiied and reorded at amortised ost and redued y alloanes or epeted redit losses. stimated uture redit losses are irst reorded on initial reognition o a reeivale and are ased on estimated proaility o deault. Individual alanes are ritten o hen management deems them not to e olletile. erivative inanial instruments are measured at air value through proit and loss. 00 €m €m m mounts oed y susidiaries1 13 aation reoverale 1 ther detors 1 1 erivative inanial instruments 1 m m eerred ta 164 – erivative inanial instruments 2,964 8,424 ote 1 mounts oned y susidiaries are unseured have no ied date o repayment and are repayale on demand ith suiient liuidity in the group to lo unds i reuired. hereore epeted redit losses are onsidered to e immaterial. m Investments are lassiied and measured at amortised ost using the eetive interest rate method less any impairment. 00 €m €m Collateral Capital market and ank orroings Interestearing loans and overdrats are initially measured at air value (hih is eual to ost at ineption) and are suseuently measured at amortised ost using the eetive interest rate method eept here they are identiied as a hedged item in a designated air value hedge relationship. ny dierene eteen the proeeds net o transation osts and the amount due on settlement or redemption o orroings is reognised over the term o the orroing. 001 €m €m m onds 1 ank loans – 0 Collateral liailities ther orroings 3 ank orroings seured against Indian assets – mounts oed to susidiaries 101 0 erivative inanial instruments 10 ther reditors 101 ruals and deerred inome3 3 m m eerred ta – onds 3 ank loans 30 13 ank orroings seured against Indian assets 3 1 erivative inanial instruments 30 1 otes 1 Components or 00 have een represented to align ith the 01 presentation separating orroings that ere previously shon together as onds and other loans. here is no impat on total amounts alling due ithin one year or total amounts alling due ater more than one year. mounts oed to susidiaries are unseured have no ied date o repayment and are repayale on demand. 3 Inludes €339 million (00 €nil) payale in relation to the irrevoale and nondisretionary share uyak programme announed in arh 01. Inluded in amounts alling due ater more than one year are onds o €30,337 million hih are due in more than ive years rom 1 pril 01 and are payale otherise than y instalments. Interest payale on these onds ranges rom 0.0 to .. This page is intentionally left blank 215 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information otes to the Company nana statements ontnue ens pa an reee are nue n the Company nana statements n the pero n hh the reate ens are atuay pa or reee or, n respet o the Company’s na en or the year, approe y sharehoers 22 €m €m na en or the year ene 31 arh 22 euroents per share 219 16 euroents per share 1,2 1,112 nterm en or the year ene 31 arh 221 euroents per share 22 euroents per share 1,27 1,2 na en or the year ene 31 arh 221 euroents per share 22 euroents per share 1,26 1,2 22 €m €m ther uarantees ther uarantees prnpay omprse the Company’s uarantee o the Group’s share o a S3 on oan aty 22 17 on an S3 on oan ates, hh orms part o the Group’s oera ont enture nestment n G eeom t 22 oaone uthson ustraa ty mte, an the uarantee o €1.8 on 22 €19 on o susary spetrum payments he Company uarantee the ets an ates o ertan o ts susares at the aane sheet ate n aorane th seton 79C o the Companes t 26 he Company has assesse the proaty o oss uner these uarantees as remote s etae n note 2 “Post empoyment benefits” to the onsoate nana statements, the Company s the sponsor o the Group’s man ene enet sheme n the , en the oaone Group enson Sheme (‘Vodafone plan’). he resuts, assets an ates assoate th the oaone pan are reonse n the nana statements o oaone mte an oaone Group Seres mte s etae n note 29 “Contingent ates an ea proceedings” to the onsoate nana statements, the Company has oenante to proe seurty on the Group’s perormane ons an aso n aour o the trustee o the oaone Group enson Sheme an the rustees o S Group Sheme etas rearn ertan ea atons hh noe the Company are set out n note 29 “Contingent ates an ea proceedings” to the onsoate nana statements m he auditor’s remuneraton or the urrent year n respet o aut an autreate seres as €3 mon 22 €4 mon an or nonaut seres as €nil 22 €1 mon he retors are remunerate y the Company or ther seres to the Group as a hoe o remuneraton as pa to them speay n respet o ther seres to oaone Group or ether year u etas o the retors’ remuneraton are sose n the “Annual eport on Remuneration” on paes 82 to 13 he Company ha to 22 to empoyees throuhout the year oaone Group s norporate an ome n nan an aes restraton numer 1833679 he restere aress o the Company s oaone ouse, he Conneton, eury, ershre, G1 2, nan Notes to the Company financial statements (continued) This page is intentionally left blank Strategic report Governance Financials Other information 216 Vodafone Group Plc  Annual Report on Form 20-F 2021

otes to the Company nana statements ontnue ens pa an reee are nue n the Company nana statements n the pero n hh the reate ens are atuay pa or reee or, n respet o the Company’s na en or the year, approe y sharehoers 22 €m €m na en or the year ene 31 arh 22 euroents per share 219 16 euroents per share 1,2 1,112 nterm en or the year ene 31 arh 221 euroents per share 22 euroents per share 1,27 1,2 na en or the year ene 31 arh 221 euroents per share 22 euroents per share 1,26 1,2 22 €m €m ther uarantees ther uarantees prnpay omprse the Company’s uarantee o the Group’s share o a S3 on oan aty 22 17 on an S3 on oan ates, hh orms part o the Group’s oera ont enture nestment n G eeom t 22 oaone uthson ustraa ty mte, an the uarantee o €1.8 on 22 €19 on o susary spetrum payments he Company uarantee the ets an ates o ertan o ts susares at the aane sheet ate n aorane th seton 79C o the Companes t 26 he Company has assesse the proaty o oss uner these uarantees as remote s etae n note 2 “Post empoyment benefits” to the onsoate nana statements, the Company s the sponsor o the Group’s man ene enet sheme n the , en the oaone Group enson Sheme (‘Vodafone plan’). he resuts, assets an ates assoate th the oaone pan are reonse n the nana statements o oaone mte an oaone Group Seres mte s etae n note 29 “Contingent ates an ea proceedings” to the onsoate nana statements, the Company has oenante to proe seurty on the Group’s perormane ons an aso n aour o the trustee o the oaone Group enson Sheme an the rustees o S Group Sheme etas rearn ertan ea atons hh noe the Company are set out n note 29 “Contingent ates an ea proceedings” to the onsoate nana statements m he auditor’s remuneraton or the urrent year n respet o aut an autreate seres as €3 mon 22 €4 mon an or nonaut seres as €nil 22 €1 mon he retors are remunerate y the Company or ther seres to the Group as a hoe o remuneraton as pa to them speay n respet o ther seres to oaone Group or ether year u etas o the retors’ remuneraton are sose n the “Annual eport on Remuneration” on paes 82 to 13 he Company ha to 22 to empoyees throuhout the year oaone Group s norporate an ome n nan an aes restraton numer 1833679 he restere aress o the Company s oaone ouse, he Conneton, eury, ershre, G1 2, nan Non-GAAP measures Introduction In the discussion of the Group’s reported operating results, non-GAAP measures are presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under GAAP. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. The non-GAAP measures discussed in this document are listed below, together with the location of the definition and the reconciliation between the non-GAAP measure and the closest equivalent GAAP measure. Non-GAAP measure Defined on page Closest equivalent GAAP measure Reconciled on page Performance metrics Organic adjusted EBITDA growth Page 218 Not applicable Not applicable Organic percentage point change in adjusted EBITDA margin Page 218 Not applicable Not applicable Organic revenue growth Page 218 Reported revenue growth Page 219 Organic service revenue growth Page 218 Reported service revenue growth Pages 219 Organic mobile service revenue growth Page 218 Reported mobile service revenue growth Pages 219 Organic fixed service revenue growth Page 218 Reported fixed service revenue growth Pages 219 Organic retail revenue growth Page 218 Reported retail revenue growth Pages 219 217 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Non-GAAP measures (continued) Unaudited information 218 Vodafone Group Plc Annual Report 2021 C2 General Performance metrics Organic growth All amounts in this document marked with an “*” represent organic growth. This measure presents performance on a comparable basis, including merger and acquisition activity and movements in foreign exchange rates. Organic growth is calculated for revenue and profitability metrics, as follows: − Service revenue; − Mobile service revenue; − Fixed service revenue; − Retail revenue; − Adjusted EBITDA; and − Percentage point change in adjusted EBITDA margin. Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons: − It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance; − It is used for internal performance analysis; and − It facilitates comparability of underlying growth with other companies (although the term “organic” is not a defined term under GAAP and may not, therefore, be comparable with similarly titled measures reported by other companies). We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document. Strategic report Governance Financials Other information 218 Vodafone Group Plc  Annual Report on Form 20-F 2021

Non-GAAP measures (continued) Unaudited information 218 Vodafone Group Plc Annual Report 2021 C2 General Performance metrics Organic growth All amounts in this document marked with an “*” represent organic growth. This measure presents performance on a comparable basis, including merger and acquisition activity and movements in foreign exchange rates. Organic growth is calculated for revenue and profitability metrics, as follows: − Service revenue; − Mobile service revenue; − Fixed service revenue; − Retail revenue; − Adjusted EBITDA; and − Percentage point change in adjusted EBITDA margin. Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons: − It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance; − It is used for internal performance analysis; and − It facilitates comparability of underlying growth with other companies (although the term “organic” is not a defined term under GAAP and may not, therefore, be comparable with similarly titled measures reported by other companies). We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document. Overview Strategic Report Governance Financials Other information 219 Vodafone Group Plc Annual Report 2021 C2 General or r acii orign rganic FY21 FY20 gro inc cang gro* €m €m Year ended 31 March 2021 Service revenue ran oi ric rn i ric rn a oi ric rn i ric rn oi ric rn i ric rn ain r ro oaco r ar oon ncion iinaion Total service revenue 37,141 37,871 (1.9) (1.4) 3.2 (0.1) r rn Revenue 43,809 44,974 (2.6) (1.2) 3.4 (0.4) Other growth metrics ran in i ric rn 813 a in i ric rn 453 ran ai rn 11,201 Adjusted EBITDA ran a ain r ro oaco r ar Percentage point change in adjusted EBITDA margin ran a ain r ro oaco r ar 219 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information nai inoraion 220 Vodafone Group Plc Annual Report 2021 or r acii orign rganic gro inc cang gro* €m €m ran – – oi ric rn – i ric rn – a – oi ric rn – i ric rn – oi ric rn – i ric rn ain r ro oaco r ar oon ncion iinaion r rn m ran ai rn 2,812 or r acii orign rganic gro inc cang gro* €m €m m ran – – oi ric rn – – i ric rn – – a – – oi ric rn – – i ric rn – – oi ric rn – i ric rn – ain – r ro oaco – r ar – oon ncion iinaion r rn – m ran ai rn – – Non-GAAP measures (continued) Unaudited information 218 Vodafone Group Plc Annual Report 2021 C2 General Performance metrics Organic growth All amounts in this document marked with an “*” represent organic growth. This measure presents performance on a comparable basis, including merger and acquisition activity and movements in foreign exchange rates. Organic growth is calculated for revenue and profitability metrics, as follows: − Service revenue; − Mobile service revenue; − Fixed service revenue; − Retail revenue; − Adjusted EBITDA; and − Percentage point change in adjusted EBITDA margin. Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons: − It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance; − It is used for internal performance analysis; and − It facilitates comparability of underlying growth with other companies (although the term “organic” is not a defined term under GAAP and may not, therefore, be comparable with similarly titled measures reported by other companies). We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document. Strategic report Governance Financials Other information 220 Vodafone Group Plc  Annual Report on Form 20-F 2021

nai inoraion 220 Vodafone Group Plc Annual Report 2021 or r acii orign rganic gro inc cang gro* €m €m ran – – oi ric rn – i ric rn – a – oi ric rn – i ric rn – oi ric rn – i ric rn ain r ro oaco r ar oon ncion iinaion r rn m ran ai rn 2,812 or r acii orign rganic gro inc cang gro* €m €m m ran – – oi ric rn – – i ric rn – – a – – oi ric rn – – i ric rn – – oi ric rn – i ric rn – ain – r ro oaco – r ar – oon ncion iinaion r rn – m ran ai rn – – This page is intentionally left blank Non-GAAP measures (continued) Unaudited information 218 Vodafone Group Plc Annual Report 2021 C2 General Performance metrics Organic growth All amounts in this document marked with an “*” represent organic growth. This measure presents performance on a comparable basis, including merger and acquisition activity and movements in foreign exchange rates. Organic growth is calculated for revenue and profitability metrics, as follows: − Service revenue; − Mobile service revenue; − Fixed service revenue; − Retail revenue; − Adjusted EBITDA; and − Percentage point change in adjusted EBITDA margin. Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons: − It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance; − It is used for internal performance analysis; and − It facilitates comparability of underlying growth with other companies (although the term “organic” is not a defined term under GAAP and may not, therefore, be comparable with similarly titled measures reported by other companies). We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document. 221 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

This page is intentionally left blank Strategic report Governance Financials Other information 222 Vodafone Group Plc Annual Report on Form 20-F 2021

This page is intentionally left blank 223 Vodafone Group Plc Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

This page is intentionally left blank Strategic report Governance Financials Other information 224 Vodafone Group Plc Annual Report on Form 20-F 2021

This page is intentionally left blank 225 Vodafone Group Plc Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

This page is intentionally left blank Strategic report Governance Financials Other information 226 Vodafone Group Plc Annual Report on Form 20-F 2021

2020/21 Financial calendar key dates Ex-dividend date for final dividend 24 June 2021 Record date for final dividend 25 June 2021 AGM 27 July 2021 Final dividend payment 6 August 2021 Useful contacts The Registrar Equiniti Aspect House Spencer Road Lancing West Sussex BN99 6DA Telephone: +44 (0) 371 384 2532 Shareholder information Managing your shares via Shareview Our share Registrar, Equiniti operates a portfolio service, Shareview, for investors in ordinary shares. This provides our shareholders with online access to information about their investments as well as a facility to help manage their holdings online, such as being able to: – – update your details online including your address and dividend payment instructions; – – buy and sell shares easily; – – receive certain shareholder communications electronically; – – send your general meeting voting instructions in advance of shareholder meetings; – – view information about and join the Vodafone Group plc Dividend Reinvestment Plan (‘DRIP’); and – – access your online statements. Equiniti also offers an internet and telephone share dealing service to existing shareholders. The service can be obtained at www.shareview.co.uk. Shareholders with any queries regarding their holding should contact Equiniti on the contact details above. Shareholders may also find the investors section of our corporate website, vodafone.com/investor, useful for general queries and information about the Company. AGM Our thirty-seventh AGM will be held at The Pavilion, Vodafone House, Newbury RG14 2FN on 27 July 2021 at 10.00 am. Shareholder communications We are taking significant steps to reduce our impact on our planet. The use of electronic communications, rather than printed paper documents, means information about the Company can be accessed through emails or the Company’s website, thus reducing our impact on the environment. A growing number of our shareholders have opted to receive communications from us electronically. Shareholders who have done so will be sent an email alert containing a link to the relevant documents. We encourage all our shareholders to sign up for this service. You can register for this service at www.shareview.co.uk or by contacting Equiniti by the telephone number provided on the left of this page. Shareholder information ADS holders AST Operations Center 6201 15th Avenue Brooklyn, NY 11219 United States of America Telephone: +1 800 233 5601 (toll free) or, for calls outside the United States: +1 201 806 4103 Email: db@astfinancial.com 227 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Shareholder information (continued) ShareGift We support ShareGift, the charity share donation scheme (registered charity number 1052686). Through ShareGift, shareholders who have only a very small number of shares, which might be considered uneconomic to sell, are able to donate them to charity. Donated shares are aggregated and sold by ShareGift with the proceeds being passed on to a wide range of UK charities. See sharegift.org or call +44 (0)20 7930 3737 for further details. Landmark Financial Asset Search We participate in an online service which provides a search facility for solicitors and probate professionals to quickly and easily trace UK shareholdings relating to deceased estates. Visit www.landmarkfas.co.uk or call +44 (0)844 844 9967 for further information. Warning to shareholders (“boiler room” scams) Over recent years we have become aware of investors who have received unsolicited calls or correspondence, in some cases purporting to have been issued by us, concerning investment matters. These callers typically make claims of highly profitable investment opportunities which turn out to be worthless or simply do not exist. These approaches are usually made by unauthorised companies and individuals and are commonly known as “boiler room” scams. Investors are advised to be wary of any unsolicited advice or offers to buy shares. If it sounds too good to be true, it often is. See the FCA website at fca.org.uk/scamsmart for more detailed information about this or similar activities. Dividends See pages 23 and 152 for details on dividend amount per share. Euro dividends Dividends are declared in euros and paid in euros and pounds sterling according to where the shareholder is resident. Cash dividends to ADS holders are paid by the ADS depositary bank in US dollars. This aligns the Group’s shareholder returns with the primary currency in which we generate free cash flow. The foreign exchange rates at which dividends declared in euros are converted into pounds sterling and US dollars are calculated based on the average exchange rate of the five business days during the week prior to the payment of the dividend. Payment of dividends by direct credit We pay cash dividends directly to shareholders’ bank or building society accounts. This ensures secure delivery and means dividend payments are credited to shareholders’ designated accounts on the same day as payment. A dividend confirmation covering both the interim and final dividends paid during the financial year is sent to shareholders at the time of the interim dividend in February. ADS holders may choose to have their cash dividends paid by cheque from our ADS depository bank, Deutsche Bank. Dividend reinvestment plan We offer a dividend reinvestment plan which allows holders of ordinary shares who choose to participate to use their cash dividends to acquire additional shares in the Company. These are purchased on their behalf by the plan administrator, Equiniti, through a low-cost dealing arrangement. For ADS holders, Deutsche Bank, through its transfer agent, American Stock Transfer & Trust Company, LLC (‘AST’), maintains the DB Global Direct Investor Services Program which is a direct purchase and sale plan for depositary receipts with a dividend reinvestment facility. See vodafone. com/dividends for further information about dividend payments or, alternatively, please contact our registrar, Equiniti or AST for ADS holders as applicable. Contact information for Equiniti and AST can be found on page 227 Taxation of dividends See page 231 for details on dividend taxation. Shareholders as at 31 March 2021 Number of ordinary Number of accounts % of total of issued shares 1-1,000 297,155 0.21 1,001-5,000 39,967 0.30 5,001-50,000 11,002 0.46 50,001-100,000 452 0.11 100,001-500,000 637 0.52 More than 500,000 1,098 98.40 Major shareholders As at 21 June 2021, Deutsche Bank, as custodian of our ADR programme, held approximately [xx]% of our ordinary shares of 20 20/21 US cents each as nominee. At this date, the total number of ADRs outstanding was [xx] and [xx] holders of ordinary shares had registered addresses in the United States and held a total of approximately [xx]% of the ordinary shares of the Company. At 31 March 2021, the following percentage interests in the ordinary share capital of the Company, disclosable under the Disclosure Guidance and Transparency Rules, (‘DTR 5’), have been notified to the Directors. Shareholder Shareholding1 BlackRock, Inc.2 6.90% Norges Bank 3.0004% Notes: 1. The percentage of voting rights detailed above was calculated at the time of the relevant disclosures made in accordance with Rule 5 of the Disclosure Guidance and Transparency Rules. 2. On 1 February 2021, BlackRock, Inc. disclosed by way of a Schedule 13G filed with the SEC, beneficial ownership of 2,333,163,274 ordinary shares of the Company as of 31 December 2020, representing 8.7% of that class of shares at that date. The Company is not aware of any changes in the interests disclosed under DTR 5 between 31 March 2021 and 21 June 2021. As far as the Company is aware, between 1 April 2016 and 21 June 2021, no shareholder, other than described above, held 3% or more of the voting rights attributable to the ordinary shares of the Company other than (i) Deutsche Bank, as custodian of our ADR programme, (ii) Blackrock, Inc and Norges Bank (as described above) and (iii) Morgan Stanley, which owned 3.6% of the Company’s ordinary shares at 13 February 2018. The rights attaching to the ordinary shares of the Company held by these shareholders are identical in all respects to the rights attaching to all the ordinary shares of the Company. As at 21 June 2021 the Directors are not aware of any other interest of 3% or more in the ordinary share capital of the Company. The Company is not directly or indirectly owned or controlled by any foreign government or any other legal entity. There are no arrangements known to the Company that could result in a change of control of the Company. Other information Articles of Association and applicable English law The following description summarises certain provisions of the Company’s Articles of Association and applicable English law. This summary is qualified in its entirety by reference to the Companies Act 2006 and the Company’s Articles of Association. The Company is a public limited company under the laws of England and Wales. The Company is registered in England and Wales under the name Vodafone Group Public Limited Company with the registration number 1833679. Full details on where copies of the Articles of Association can be obtained are detailed on page 230 under “Documents on display” Strategic report Governance Financials Other information 228 Vodafone Group Plc  Annual Report on Form 20-F 2021

All of the Company’s ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by the Company from the holders of such shares. English law specifies that any alteration to the Articles of Association must be approved by a special resolution of the Company’s shareholders. Articles of Association The Company’s Articles of Association do not specifically restrict the objects of the Company. Directors The Directors are empowered under the Articles of Association to exercise all the powers of the Company subject to any restrictions in the Articles of Association, the Companies Act 2006 (as defined in the Articles of Association) and any special resolution. Under the Company’s Articles of Association a Director cannot vote in respect of any proposal in which the Director, or any person connected with the Director, has a material interest other than by virtue of the Director’s interest in the Company’s shares or other securities. However, this restriction on voting does not apply in certain circumstances as set out in the Articles of Association. The Directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all liabilities and obligations of the Group outstanding at any time shall not exceed an amount equal to 1.5 times the aggregate of the Group’s share capital and reserves calculated in the manner prescribed in the Articles of Association unless sanctioned by an ordinary resolution of the Company’s shareholders. The Company can make market purchases of its own shares or agree to do so in the future provided it is duly authorised by its members in a general meeting and subject to and in accordance with section 701 of the Companies Act 2006. Such authority was given at the 2020 AGM. On 19 March 2021, the Company announced the commencement of an irrevocable and non-discretionary share buy-back programme as a result of the maturing of the second tranche of the mandatory convertible bond (‘MCB’) on 12 March 2021. In order to satisfy the conversion of the first tranche of the MCB, 1,426,710,898 shares were issued from existing shares held in treasury. Under this programme the Company is expected to purchase up to the number of ordinary shares of 20 20/21 US cents each announced for the programme on 19 March 2021. The number of shares expected to be purchased is below the number permitted to be purchased by the Company pursuant to the authority granted by the shareholders at the 2020 AGM. Further details of the programme can be found on page 31 At each AGM all Directors shall offer themselves for re-election in accordance with the Company’s Articles of Association and in the interests of good corporate governance. Directors are not required under the Company’s Articles of Association to hold any shares of the Company as a qualification to act as a Director, although the Executive Directors are required to under the Company’s Remuneration Policy. Full details of the Remuneration Policy can be found on pages 84 to 89 Rights attaching to the Company’s shares At 31 March 2021, the issued share capital of the Company was comprised of 50,000 7% cumulative fixed rate shares of £1.00 each and 28,224,193,469 ordinary shares (excluding treasury shares) of 20 20/21 US cents each. As at 31 March 2021, 592,642,309 ordinary shares were held in Treasury. Dividend rights Holders of 7% cumulative fixed rate shares are entitled to be paid in respect of each financial year, or other accounting period of the Company, a fixed cumulative preferential dividend of 7% p.a. on the nominal value of the fixed rate shares. A fixed cumulative preferential dividend may only be paid out of available distributable profits which the Directors have resolved should be distributed. The fixed rate shares do not have any other right to share in the Company’s profits. Holders of the Company’s ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the Directors. The Board of Directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Dividends on ordinary shares can be paid to shareholders in whatever currency the Directors decide, using an appropriate exchange rate for any currency conversions which are required. If a dividend has not been claimed for one year after the date of the resolution passed at a general meeting declaring that dividend or the resolution of the Directors providing for payment of that dividend, the Directors may invest the dividend or use it in some other way for the benefit of the Company until the dividend is claimed. If the dividend remains unclaimed for 12 years after the relevant resolution either declaring that dividend or providing for payment of that dividend, it will be forfeited and belong to the Company. Voting rights At a general meeting of the Company, when voting on substantive resolutions (i.e. any resolution which is not a procedural resolution) each shareholder who is entitled to vote and is present in person or by proxy has one vote for every share held (a poll vote). Procedural resolutions (such as a resolution to adjourn a general meeting or a resolution on the choice of Chairman of a general meeting) shall be decided on a show of hands, where each shareholder who is present at the meeting has one vote regardless of the number of shares held, unless a poll is demanded. Shareholders entitled to vote at general meetings may appoint proxies who are entitled to vote, attend and speak at general meetings. Two shareholders present in person or by proxy constitute a quorum for purposes of a general meeting of the Company. Under English law, shareholders of a public company such as the Company are not permitted to pass resolutions by written consent. Record holders of the Company’s ADSs are entitled to attend, speak and vote on a poll or a show of hands at any general meeting of the Company’s shareholders by the depositary’s appointment of them as corporate representatives or proxies with respect to the underlying ordinary shares represented by their ADSs. Alternatively, holders of ADSs are entitled to vote by supplying their voting instructions to the depositary or its nominee who will vote the ordinary shares underlying their ADSs in accordance with their instructions. Holders of the Company’s ADSs are entitled to receive notices of shareholders’ meetings under the terms of the deposit agreement relating to the ADSs. Employees who hold shares in a vested nominee share account are able to vote through the respective plan’s trustees. Note there is now a vested share account with Computershare (in respect of shares arising from a SAYE exercise) and Equatex (MyShareBank). Holders of the Company’s 7% cumulative fixed rate shares are only entitled to vote on any resolution to vary or abrogate the rights attached to the fixed rate shares. Holders have one vote for every fully paid 7% cumulative fixed rate share. 229 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Shareholder information (continued) two) who hold or represent by proxy not less than one third in nominal value of the issued shares of the class or, if such quorum is not present on an adjourned meeting, one person who holds shares of the class regardless of the number of shares he holds; (ii) any person present in person or by proxy may demand a poll; and (iii) each shareholder will have one vote per share held in that particular class in the event a poll is taken. Class rights are deemed not to have been varied by the creation or issue of new shares ranking equally with or subsequent to that class of shares in sharing in profits or assets of the Company or by a redemption or repurchase of the shares by the Company. Limitations on transfer, voting and shareholding As far as the Company is aware there are no limitations imposed on the transfer, holding or voting of the Company’s ordinary shares other than those limitations that would generally apply to all of the shareholders, those that apply by law (e.g. due to insider dealing rules) or those that apply as a result of failure to comply with a notice under section 793 of the Companies Act 2006. No shareholder has any securities carrying special rights with regard to control of the Company. The Company is not aware of any agreements between holders of securities that may result in restrictions on the transfer of securities. Documents on display The Company is subject to the information requirements of the Exchange Act applicable to foreign private issuers. In accordance with these requirements the Company files its Annual Report on Form 20-F and other related documents with the SEC. These documents may be inspected at the SEC’s public reference rooms located at 100 F Street, NE Washington, DC 20549. Information on the operation of the public reference room can be obtained in the United States by calling the SEC on +1-800-SEC-0330. In addition, some of the Company’s SEC filings, including all those filed on or after 4 November 2002, are available on the SEC’s website at sec.gov. Shareholders can also obtain copies of the Company’s Articles of Association from our website at vodafone.com/ governance or from the Company’s registered office. Material contracts At the date of this Annual Report the Group is not party to any contracts that are considered material to its results or operations except for: – – its €3,860,000,000 and US$ 3,935,000,000 revolving credit facilities which are discussed in note 21 “Borrowings” to the consolidated statements; – – Contribution and Transfer Agreement dated 31 December 2016, as amended, relating to the contribution and/or transfer of shares in Ziggo Group Holding B.V. and Vodafone Libertel B.V. to Lynx Global Europe II B.V. and the formation of the Netherlands joint venture; – – the Implementation Agreement dated 20 March 2017, as amended, relating to the combination of the Indian mobile telecommunications businesses of Vodafone Group and Idea Group as detailed in note 27 “Acquisitions and disposals” to the consolidated financial statements; – – the Implementation Agreement dated 25 April 2018 relating to the combination of the businesses of Indus Towers and Bharti Infratel; – – the Sale and Purchase Agreement dated 9 May 2018 relating to the purchase of Liberty Global plc’s businesses in Germany, Romania, Hungary and the Czech Republic; – – the Transitional Services Agreement dated 31 July 2019 relating to services and cooperation relating to the sale of Liberty Global plc’s businesses in Germany, Romania, Hungary and the Czech Republic; – – the Sale and Purchase Agreement dated 31 July 2019 relating to the sale of Vodafone New Zealand; and – – the Deed of Merger dated 31 March 2020 relating to the combination of Vodafone Italy’s towers with INWIT’s passive network infrastructure. Liquidation rights In the event of the liquidation of the Company, after payment of all liabilities and deductions in accordance with English law, the holders of the Company’s 7% cumulative fixed rate shares would be entitled to a sum equal to the capital paid up on such shares, together with certain dividend payments, in priority to holders of the Company’s ordinary shares. The holders of the fixed rate shares do not have any other right to share in the Company’s surplus assets. Pre-emptive rights and new issues of shares Under section 549 of the Companies Act 2006 Directors are, with certain exceptions, unable to allot the Company’s ordinary shares or securities convertible into the Company’s ordinary shares without the authority of the shareholders in a general meeting. In addition, section 561 of the Companies Act 2006 imposes further restrictions on the issue of equity securities (as defined in the Companies Act 2006 which include the Company’s ordinary shares and securities convertible into ordinary shares) which are, or are to be, paid up wholly in cash and not first offered to existing shareholders. The Company’s Articles of Association allow shareholders to authorise Directors for a period specified in the relevant resolution to allot (i) relevant securities generally up to an amount fixed by the shareholders; and (ii) equity securities for cash other than in connection with a pre-emptive offer up to an amount specified by the shareholders and free of the pre-emption restriction in section 561. At the 2020 AGM the amount of relevant securities fixed by shareholders under (i) above and the amount of equity securities specified by shareholders under (ii) above were in line with the Pre-Emption Group’s Statement of Principles. Further details of such proposals are provided in the 2021 Notice of AGM. Disclosure of interests in the Company’s shares There are no provisions in the Articles of Association whereby persons acquiring, holding or disposing of a certain percentage of the Company’s shares are required to make disclosure of their ownership percentage although such requirements exist under the Disclosure Guidance and Transparency Rules. General meetings and notices Subject to the Articles of Association, AGMs are held at such times and place as determined by the Directors of the Company. The Directors may also, when they think fit, convene other general meetings of the Company. General meetings may also be convened on requisition as provided by the Companies Act 2006. An AGM is required to be called on not less than 21 days’ notice in writing. Subject to obtaining shareholder approval on an annual basis, the Company may call other general meetings on 14 days’ notice. The Directors may determine that persons entitled to receive notices of meetings are those persons entered on the register at the close of business on a day determined by the Directors but not later than 21 days before the date the relevant notice is sent. The notice may also specify the record date, the time of which shall be determined in accordance with the Articles of Association and the Companies Act 2006. Under section 336 of the Companies Act 2006 the AGM must be held each calendar year and within six months of the Company’s year end. Variation of rights If at any time the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act 2006, either with the consent in writing of the holders of three quarters in nominal value of the shares of that class or at a separate meeting of the holders of the shares of that class. At every such separate meeting all of the provisions of the Articles of Association relating to proceedings at a general meeting apply, except that (i) the quorum is to be the number of persons (which must be at least Strategic report Governance Financials Other information 230 Vodafone Group Plc  Annual Report on Form 20-F 2021

Exchange controls There are no UK Government laws, decrees or regulations that restrict or affect the export or import of capital including, but not limited to, foreign exchange controls on remittance of dividends on the ordinary shares or on the conduct of the Group’s operations. Taxation As this is a complex area investors should consult their own tax adviser regarding the US federal, state and local, the UK and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances. This section describes, primarily for a US holder (as defined below), in general terms, the principal US federal income tax and UK tax consequences of owning or disposing of shares or ADSs in the Company held as capital assets (for US and UK tax purposes). This section does not, however, cover the tax consequences for members of certain classes of holders subject to special rules including, for example, US expatriates and former long-term residents of the United States; officers and employees of the Company; holders that, directly, indirectly or by attribution, hold 5% or more of the Company’s stock (by vote or value); financial institutions; insurance companies; individual retirement accounts and other tax-deferred accounts; tax-exempt organisations; dealers in securities or currencies; investors that will hold shares or ADSs as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes; investors holding shares or ADSs in connection with a trade or business conducted outside of the US; or US holders whose functional currency is not the US dollar. A US holder is a beneficial owner of shares or ADSs that is for US federal income tax purposes: – – an individual citizen or resident of the United States; – – US domestic corporation; – – an estate, the income of which is subject to US federal income tax regardless of its source; or – – a trust, if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for US federal income tax purposes. If an entity or arrangement treated as a partnership for US federal income tax purposes holds the shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. Holders that are entities or arrangements treated as partnerships for US federal income tax purposes should consult their tax advisers concerning the US federal income tax consequences to them and their partners of the ownership and disposition of shares or ADSs by the partnership. This section is based on the US Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and on the tax laws of the UK, the Double Taxation Convention between the United States and the UK (the ‘treaty’) and current HM Revenue and Customs (‘HMRC’) published practice, all as of the date hereof. These laws and such practice are subject to change, possibly on a retroactive basis. This section is further based in part upon the representations of the depositary and assumes that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For the purposes of the treaty and the US-UK double taxation convention relating to estate and gift taxes (the ‘Estate Tax Convention’), and for US federal income tax and UK tax purposes, this section is based on the assumption that a holder of ADRs evidencing ADSs will generally be treated as the owner of the shares in the Company represented by those ADRs. Investors should note that a ruling by the first-tier tax tribunal in the UK has cast doubt on this view, but HMRC have stated that they will continue to apply their long-standing practice of regarding the holder of such ADRs as holding the beneficial interest in the underlying shares. Similarly, the US Treasury has expressed concern that US holders of depositary receipts (such as holders of ADRs representing our ADSs) may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between such holders and the issuer of the security underlying the depositary receipts, or a party to whom depositary receipts or deposited shares are delivered by the depositary prior to the receipt by the depositary of the corresponding securities, has taken actions inconsistent with the ownership of the underlying security by the person claiming the credit, such as a disposition of such security. Such actions may also be inconsistent with the claiming of the reduced tax rates that may be applicable to certain dividends received by certain non-corporate holders, as described below. Accordingly, (i) the creditability of any UK taxes and (ii) the availability of the reduced tax rates for any dividends received by certain non-corporate US holders, each as described below, could be affected by actions taken by such parties or intermediaries. Generally exchanges of shares for ADRs and ADRs for shares will not be subject to US federal income tax or to UK tax other than stamp duty or stamp duty reserve tax (see the section on these taxes on page 219). Taxation of dividends UK taxation Under current UK law, there is no requirement to withhold tax from the dividends that we pay. Shareholders who are within the charge to UK corporation tax will be subject to corporation tax on the dividends we pay unless the dividends fall within an exempt class and certain other conditions are met. It is expected that the dividends we pay would generally be exempt. Individual shareholders in the Company who are resident in the UK will be subject to the income tax on the dividends we pay. Dividends will be taxable in the UK at the dividend rates applicable where the income received is above the dividend allowance (currently £2,000 per tax year) which is taxed at a nil rate. Dividend income is treated as the highest part of an individual shareholder’s income and the dividend allowance will count towards the basic or higher rate limits (as applicable) which may affect the rate of tax due on any dividend income in excess of the allowance. US federal income taxation Subject to the passive foreign investment company (‘PFIC’) rules described below, a US holder is subject to US federal income taxation on the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US holder’s basis in the shares or ADSs and thereafter as capital gain. However, the Company does not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US holders should therefore assume that any distribution by the Company with respect to shares will be reported as ordinary dividend income. Dividends paid to a non-corporate US holder will be taxable to the holder at the reduced rate normally applicable to long-term capital gains provided that certain requirements are met. Dividends must be included in income when the US holder, in the case of shares, or the depositary, in the case of ADSs, actually or constructively receives the dividend and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. The amount of the dividend distribution to be included in income will be the US dollar value of the pound sterling or euro payments made determined at the spot pound sterling/US dollar rate or the spot euro/ US dollar rate, as applicable, on the date the dividends are received 231 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Shareholder information (continued) by the US holder, in the case of shares, or the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into US dollars at that time. If dividends received in pounds sterling or euros are converted into US dollars on the day they are received, the US holder generally will not be required to recognise any foreign currency gain or loss in respect of the dividend income. Where UK tax is payable on any dividends received, a US holder may be entitled, subject to certain limitations, to a foreign tax credit in respect of such taxes. Taxation of capital gains UK taxation A US holder that is not resident in the UK will generally not be liable for UK tax in respect of any capital gain realised on a disposal of our shares or ADSs. However, a US holder may be liable for both UK and US tax in respect of a gain on the disposal of our shares or ADSs if the US holder: – – is a citizen of the United States and is resident in the UK; – – is an individual who realises such a gain during a period of “temporary non-residence” (broadly, where the individual becomes resident in the UK, having ceased to be so resident for a period of five years or less, and was resident in the UK for at least four out of the seven tax years immediately preceding the year of departure from the UK); – – is a US domestic corporation resident in the UK by reason of being centrally managed and controlled in the UK; or – – is a citizen or a resident of the United States, or a US domestic corporation, that has used, held or acquired the shares or ADSs in connection with a branch, agency or permanent establishment in the UK through which it carries on a trade, profession or vocation in the UK. In such circumstances, relief from double taxation may be available under the treaty. Holders who may fall within one of the above categories should consult their professional advisers. US federal income taxation Subject to the PFIC rules described below, a US holder that sells or otherwise disposes of our shares or ADSs generally will recognise a capital gain or loss for US federal income tax purposes equal to the difference, if any, between the US dollar value of the amount realised and the holder’s adjusted tax basis, determined in US dollars, in the shares or ADSs. This capital gain or loss will be a long-term capital gain or loss if the US holder’s holding period in the shares or ADSs exceeds one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations. Additional tax considerations UK inheritance tax An individual who is domiciled in the United States (for the purposes of the Estate Tax Convention) and is not a UK national will not be subject to UK inheritance tax in respect of our shares or ADSs on the individual’s death or on a transfer of the shares or ADSs during the individual’s lifetime, provided that any applicable US federal gift or estate tax is paid, unless the shares or ADSs are part of the business property of a UK permanent establishment or pertain to a UK fixed base used for the performance of independent personal services. Where the shares or ADSs have been placed in trust by a settlor they may be subject to UK inheritance tax unless, when the trust was created, the settlor was domiciled in the United States and was not a UK national. Where the shares or ADSs are subject to both UK inheritance tax and to US federal gift or estate tax, the estate tax convention generally provides a credit against US federal tax liabilities for UK inheritance tax paid. UK stamp duty and stamp duty reserve tax Stamp duty will, subject to certain exceptions, be payable on any instrument transferring our shares to the custodian of the depositary at the rate of 1.5% on the amount or value of the consideration if on sale or on the value of such shares if not on sale. Stamp duty reserve tax (‘SDRT’), at the rate of 1.5% of the amount or value of the consideration or the value of the shares, could also be payable in these circumstances but no SDRT will be payable if stamp duty equal to such SDRT liability is paid. Following rulings of the European Court of Justice and the first-tier tax tribunal in the UK, HMRC have confirmed that the 1.5% SDRT charge will not be levied on an issue of shares to a depositary receipt system on the basis that such a charge is contrary to EU law. No stamp duty should in practice be required to be paid on any transfer of our ADSs provided that the ADSs and any separate instrument of transfer are executed and retained at all times outside the UK. A transfer of our shares in registered form will attract ad valorem stamp duty generally at the rate of 0.5% of the purchase price of the shares. There is no charge to ad valorem stamp duty on gifts. SDRT is generally payable on an unconditional agreement to transfer our shares in registered form at 0.5% of the amount or value of the consideration for the transfer, but if, within six years of the date of the agreement, an instrument transferring the shares is executed and stamped, any SDRT which has been paid would be repayable or, if the SDRT has not been paid, the liability to pay the tax (but not necessarily interest and penalties) would be cancelled. However, an agreement to transfer our ADSs will not give rise to SDRT. PFIC rules We do not believe that our shares or ADSs will be stock of a PFIC for US federal income tax purposes for our current taxable year or the foreseeable future. This conclusion is a factual determination that is made annually and thus is subject to change. If we are a PFIC, US holders of shares would be required (i) to pay a special US addition to tax on certain distributions and (ii) any gain realised on the sale or other disposition of the shares or ADSs would in general not be treated as a capital gain unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs. Otherwise a US holder would be treated as if he or she has realised such gain and certain “excess distributions” rateably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated. An interest charge in respect of the tax attributable to each such preceding year beginning with the first such year in which our shares or ADSs were treated as stock in a PFIC would also apply. In addition, dividends received from us would not be eligible for the reduced rate of tax described above under “Taxation of dividends – US federal income taxation”. Back-up withholding and information reporting Payments of dividends and other proceeds to a US holder with respect to shares or ADSs, by a US paying agent or other US intermediary will be reported to the Internal Revenue Service and to the US holder as may be required under applicable regulations. Back-up withholding may apply to these payments if the US holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. Certain US holders are not subject to back-up withholding. US holders should consult their tax advisers about these rules and any other reporting obligations that may apply to the ownership or disposition of shares or ADSs, including requirements related to the holding of certain foreign financial assets. Strategic report Governance Financials Other information 232 Vodafone Group Plc  Annual Report on Form 20-F 2021

History and development The Company was incorporated under English law in 1984 as Racal Strategic Radio Limited (registered number 1833679). After various name changes, 20% of Racal Telecom Plc share capital was offered to the public in October 1988. The Company was fully demerged from Racal Electronics Plc and became an independent company in September 1991 at which time it changed its name to Vodafone Group Plc. Since then we have entered into various transactions which impacted on the development of the Group. The most significant in the year ended 31 March 2021 are summarised below. – – On 13 July 2020, the Group announced that Vodafone Hutchison Australia Pty Limited (‘VHA’) and TPG Telecom Limited (‘TPG’) had completed their merger. The merged entity was admitted to the Australian Securities Exchange (‘ASX’) on 30 June 2020 and is known as TPG Telecom Limited. Vodafone and Hutchison Telecommunications (Australia) Limited each own an economic interest of 25.05% in the merged unit, with the remaining 49.9% listed as free float on the ASX. – – On 26 November 2020, the Group announced that the merger of Indus Towers Limited and Bharti Infratel Limited had completed. The combined company is listed on the National Stock Exchange of India and the Bombay Stock Exchange and was renamed Indus Towers Limited following the merger. Vodafone holds a 28.1% shareholding in the combined company. – – On 21 December 2020, the Group announced that it had completed the combination of the tower infrastructure assets of Vodafone Greece with those of Wind Hellas Telecommunications SA. The combined entity (‘Vantage Towers Greece’) is the largest tower infrastructure company in Greece. – – On 11 January 2021, Vodafone Limited (‘Vodafone UK’) and Telefonica UK Limited announced the commercialisation of Cornerstone Telecommunications Infrastructure Limited (‘Cornerstone’), the 50:50 joint venture company that owns and manages their passive tower infrastructure in the UK. Vodafone subsequently transferred its 50% shareholding to Vantage Towers A.G on 14 January 2020. – – Vantage Towers A.G. completed an initial public offering and the first day of trading on the Regulated Market of the Frankfurt Stock Exchange was 18 March 2021. The offer consisted solely of a secondary sell-down of existing shares held by Vodafone GmbH. Introduction Our operating companies are generally subject to regulation governing the operation of their business activities. Such regulation typically takes the form of industry specific law and regulation covering telecommunications services and general competition (antitrust) law applicable to all activities. The following section describes the regulatory frameworks and the key regulatory developments at national and regional level and in the European Union (‘EU’), in which we had significant interests during the year ended 31 March 2021. Many of the regulatory developments reported in the following section involve ongoing proceedings or consideration of potential proceedings that have not reached a conclusion. Accordingly, we are unable to attach a specific level of financial risk to our performance from such matters. European Union (‘EU’) The new European Electronic Communications Code (‘Code’) has updated the telecoms regulatory framework in Europe. The Code was required to be implemented by Member States in Europe by December 2020. In February 2021, the European Commission (‘EC’) started infringement procedures against the 24 Member States that did not meet the deadline including Czech Republic, Germany, Ireland, Italy, Netherlands, Portugal, Romania, and Spain. The Code has been transposed and is in force in Hungary and Greece. In November 2020, the EC tabled the first legislative initiative under the EU Data Strategy and the Data Governance Act, which intended to facilitate sharing and reuse of public sector data by increasing trust, reducing barriers to data sharing and increasing citizen control. In December 2020, the EC published the Digital Services Act package, comprising a Digital Services Act and Digital Markets Act, intended to reshape the regulatory environment for digital services in Europe regarding security, fairness and competition. In December 2020, the EC published two legal acts mandated under the European Electronic Communications Code: (1) EC’s Recommendation on relevant markets to identify those product and service markets in which ex ante regulation may be justified; (2) the Delegated Act setting a single maximum Union-wide mobile voice termination rate and a single maximum Union-wide fixed voice termination rate applicable to any provider of fixed and mobile termination services across the Union in the next five years. In February 2021, the EC proposed the prolongation of the Roaming Regulation for 10 years in order to ensure the continuation of Roam-Like- at-Home. The EC proposes to reduce the wholesale caps for all services (data, voice and SMS) and bring new measures on transparency, quality of service and access to emergency communications. In March 2021, the EC published a “Connectivity Toolbox”, which is a joint deliverable of Member States and the EC containing best practices on network cost reduction, spectrum authorisation for 5G, the environmental footprint and environmental impact assessment of networks as well as Electronic Magnetic Fields. The objective of this toolbox is to reduce the cost of broadband deployment in Europe for Network Operators while the EC is in the process of revising the Broadband Cost Reduction Directive. In March 2021, the EC presented the 2030 Digital Decade Compass, setting the EU’s digital ambitions for the next decade, including two overarching targets for all European households to have gigabit connectivity by 2030, and for all populated areas to be covered by 5G. The EC proposes to publish a new Annual European Digital Decade report which will include ‘traffic lights’ on the EU’s and Member States’ progress towards the 2030 digital ambition. Regulation 233 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

In March 2021, Vodafone acquired 40MHz of 3.6GHz spectrum expiring in 2041 for £176 million. Vodafone’s total holdings in 3.4-3.6 GHz are 90 MHz. The assignment stage, which will determine the final location of the spectrum, is currently taking place and is expected to be completed in April. Spain Vodafone Spain has requested a three-year extension and modification of the commitments which ended in April 2020 in relation to the Movistar–DTS merger in 2015. Following Vodafone Spain’s extension request in February 2020, the national regulatory authority (‘CNMC’) rendered public its Resolution extending the term of most of the initial commitments for an additional period of three years, ensuring access to Movistar Estrenos and Movistar Series channels. The Resolution has eliminated the commitment that limited the terms in which Telefónica could acquire SVOD content, which has been appealed by Vodafone. In May 2019, the Ministry of Economy and Enterprise launched a 5G public consultation on 700MHz, 1.5GHz and 26GHz spectrum bands. In December 2019, the Ministry launched a public consultation to modify the Spanish National Frequencies Plan relative to the 700MHz auction. The Ministry approved the final cap that will apply for the 700 MHz band, expected to be auctioned in Q1 FY2021. In December 2020 there was a public consultation on 700 MHz auction rules, which included stringent obligations related to price, coverage and wholesale access. The Spanish Government approved a strategic digitalisation plan ‘España Digital 2025’. The plan contains 10 strategic pillars, including a €2.3 billion Connectivity Plan and a €2 billion 5G Boosting Plan for 2021-2025. In November 2020, a public consultation on the new Audiovisual Act, intended to transpose the Audio-Visual Services Directive into national legislation, launched for comments and is expected to be approved in 2021. In November 2020, CNMC published a public consultation on Market 3a and 3b review which is expected to be approved in Q1 FY2021. The proposal implies an increase in the number of deregulated municipalities and would reduce the period for closure of copper exchanges from five to two years. In December 2020, the government approved a Royal Decree modifying the current Consumers Law, in which companies providing telephony customer care services must offer an alternative number (mobile or landline) where the cost of a call must be equal to or less than the cost of a call to a standard geographic or mobile number. Ireland In April 2019, the national regulatory authority (‘ComReg’) published its final decision on Universal Service funding applications by eircom Ltd (‘eir’) for 2010 to 2015. ComReg found that the net cost of the USO did not represent an unfair burden on eir. Subsequently, eir have challenged this decision. The proceedings are ongoing, and Vodafone Ireland is a notice party to these proceedings. In May 2019, ComReg initiated a review of the regulated Weighted Average Cost of Capital (WACC). In its draft decision notified to the EC in June 2020, ComReg proposed the regulated fixed WACC should fall from 8.18% to 5.61%. In line with the decrease of the WACC, the EC urged ComReg to update relevant fixed pricing decisions as soon as possible, to ensure that prices in the Irish wholesale markets reflect current market conditions. ComReg issued its decision on the WACC in October 2020 and decided to update WACC as part of an overall review of the Access Network Model. The final decision is expected in the second half of 2021. Addressing the challenges posed by the COVID-19 pandemic, the Next Generation EU package is the Union’s means to support the recovery processes in EU Member States. The bulk of the proposed recovery measures will be powered by a new temporary recovery instrument worth €750 billion. A significant amount will be allocated towards digital and green initiatives, with a proposed minimum of 20% of the Recovery and Resilience Facility to be allocated to digital and 37% to green initiatives. Europe region Germany In May 2017, the national regulatory authority (‘BNetzA’) initiated the market review process for wholesale access at fixed locations in the markets for access to unbundled local loop (‘ULL’) and for virtual unbundled local access (‘VULA’) as well as for access to bitstream wholesale products. However, mainly due to the delay of the new German telecoms law implementing the Code, BNetzA has not yet published a draft regulatory order on possible remedies and the future of fibre access regulation. It is expected that BNetzA will publish the draft shortly after adoption of the telecoms law. In September 2019, BNetzA published a draft decision regarding the fixed access market review that indicated that Deutsche Telekom has significant market power across all speeds, technologies and regions. Cable operators are not defined as being dominant. As part of the process of implementing the Code, the German Parliament approved an abolishment of the right to bill TV services via ancillary costs in Multi Dwelling Units with a transition period for the existing footprint until June 2024. The law is expected to enter into force on December 2021. Italy In March 2017, the national regulatory authority (‘AGCOM’) imposed a minimum billing period of one month for fixed and convergent offers, effective by the end of June 2017. The operators appealed AGCOM’s resolution before the Administrative Court and the appeal was rejected in February 2018. Vodafone Italy filed an appeal before the Council of State and after the public hearing held in July 2020, the Council of State issued a Preliminary referral to the Court of Justice in order to assess if the NRA has the power to impose minimum and binding billing periods under EU law. In January 2020, the national competition authority (‘AGCM’) ruled that Vodafone, TIM, Fastweb and WindTre would have coordinated their commercial strategies relating to the transition from four-week billing (28 days) to monthly billing, with the maintenance of a 8.6% price increase, in violation of art.101 of TFEU. Vodafone’s appeal on the Authority’s decision is pending before the Administrative Tribunal. The hearing will take place in May 2021. The frequencies in the 2.1 GHz band are being renewed until 2029. The cost has already been defined and is different for the single advance payment or with annual instalments. For renewal, Vodafone Italy will have to pay €240m (single payment) by April 2021 or the first of eight annual instalments of €36m for a total amount of €276m. In the event of non-payment, the frequencies will expire in December 2021. In April 2021, AGCOM started a public consultation on the co-investment commitments presented by TIM in January 2021 to verify the applicability of art. 76 of the Code. United Kingdom The national regulatory authority (‘Ofcom’) issued its Fixed Wholesale Telecoms Market statement setting regulation for consumer and business connectivity services until 2026. Ofcom are keen to encourage wider investment in fibre, with wholesale pricing anticipated to rise to fund this. While basic services will be subject to +CPI price caps, most other services will not be directly price-regulated, however equivalence and supply obligations will be retained in most UK areas. Strategic report Governance Financials Other information 234 Vodafone Group Plc  Annual Report on Form 20-F 2021

In December 2020, ComReg published its decision on the Multi-Band Spectrum Auction. In late January 2021, Three Ireland (Hutchison) Ltd and Three Ireland Services (Hutchison) Ltd (collectively ‘Three’) lodged an appeal to the decision. The proceedings were given a hearing for June 2021. ComReg and the Irish government have continued to extend the Temporary Spectrum Measures. The measures have extended for two further three-month periods until October 2021. As part of these measures the 2.1GHz licenses have been liberalised and there is a facility to apply for 2.6GHz spectrum for specific hotspots as required. Portugal In June 2019, Vodafone Portugal launched a court action against the national regulatory authority (‘ANACOM’) seeking the revocation of Dense Air’s spectrum licence under the ‘use it or lose it’ principle. In March 2020, Vodafone Portugal launched another court action against an ANACOM December 2019 decision which amends – instead of revoking – Dense Air’s spectrum license. On November 2020, Vodafone Portugal brought a precautionary proceeding against ANACOM regarding the restrictive impact in the 5G auction of maintaining Dense Air’s spectrum licence. Legal proceedings are ongoing. In February 2020, the Portuguese Government put forward a Resolution setting out its 5G Strategy. Following this, ANACOM launched a public consultation on the 5G Auction Regulation and in November 2020 ANACOM published its final decision. Vodafone submitted a court action against ANACOM in relation to discriminatory measures between new entrants and current MNOs, which is pending decision. In the meantime, the auction, which began in December 2020, is ongoing. In July 2020, the national competition authority (‘AdC’) sent Vodafone Portugal and three other national operators a statement of objections (‘SO’) alleging that operators may have formed a cartel to limit competition in telecoms services advertising via the Google search engine. In October 2020, Vodafone Portugal responded to the SO and proceedings are ongoing. Vodafone has also filed motions and appeals with different authorities regarding procedural irregularities and invalidity of evidence collected during the December 2018 raid at Vodafone Portugal´s premises. In December 2020, a Court decision declared email evidence collected at Vodafone Portugal´s premises to be inadmissible. Vodafone Portugal continues to challenge payment notices totalling €34.8 million issued by ANACOM regarding 2012-2014 extraordinary compensation of Universal Service net costs. In March 2021, ANACOM decided on the annual review of prices applicable to circuits connecting the mainland and the autonomous regions of Azores and Madeira (CAM circuits) and the various islands in Azores (inter-island circuits) which are managed by the operator with significant market power and subject to cost-orientation. Prices applicable to traditional/non-Ethernet circuits and inter-islands circuits were maintained, whereas prices applicable to CAM Ethernet circuits were lowered by 10%. New prices apply retroactively as of October 2020. Romania In August 2020, the Government initiated the 5G Security Draft Law following the administrative approval process; however, the final parliamentary process has not yet been finalised. The 5G spectrum auction is delayed until the second of half of 2021. In October 2020, following a review of the wholesale markets for fixed access, the national regulatory authority (‘ANCOM’) decided to maintain its previous decision regarding market competitiveness, therefore markets 3a and 3b continue to be free of significant market power-based remedies. In November 2020, fixed termination rates decreased by 30% to €0.098 cents/min. Greece Forthnet has filed a complaint with the Administrative Court requesting the annulment of the Vectoring/FTTH allocation decisions. The hearing date has been postponed to November 2021. In December 2020, Vodafone Greece acquired 2x10 MHz of 700 MHz, 2x20 MHz of 2.1GHz, 140 MHz of 3.5 GHz, and 400 MHz of 26 GHz in the recent auction for €130m. The spectrum acquired has a 15-year duration to 2035, with the option of a further five-year extension. Following the publication of the 5G Auction Tender document, a petition by Greek residents for its annulment, as well as for any future administrative acts, was filed before the Council of the State on the grounds it infringed environmental protection provisions. The hearing date is set for May 2021. The national regulatory authority’s (‘EETT’) decision in relation to Wind’s complaint against Vodafone Greece and Cosmote alleging abuse of dominance in relation to calls to mobile networks in Albania is pending. Vodafone Greece appealed EETT’s decision on the MVNO access dispute resolution between Vodafone and Forthnet. The hearing of the case is pending. In June 2020, the BU-LRIC + model for access services to the local loop/sub-loop, virtual products including FTTC/H and related services took effect. The development of a margin squeeze test model based on non- discrimination obligation for OTE’s retail plans is currently in progress. The public consultation for the model’s main principles and methodology was completed in November 2019 and the public consultation was completed in March 2021. Vodafone Greece has requested a second short-term consultation before the final decision is notified to EC. Czech Republic Following statement of objections sent by EC in August 2019 to O2 Czech Republic, CETIN and T-Mobile Czech Republic for their network sharing agreement, the Commission‘s investigation continued in 2020. In April 2020, the 900MHz band was reshuffled to provide one contiguous block to each 900MHz holder. In August 2020 and September 2020, Vodafone appealed against the terms of the 5G spectrum auction to both the CTU Council and the administrative court respectively; and both were dismissed. In March 2021, the Supreme Administrative Court dismissed Vodafone’s appeal. Vodafone filed a complaint to the EC after the auction was completed, arguing that the auction terms set by the CTU infringed EU law. The case is pending. In November 2020, the CTU ruled to uphold the mobile termination rate at CZK 0.248/0.95 eurocent set by November 2020. In January 2021, Vodafone acquired 2x10MHz of 700MHz and 20 MHz (TDD) of 3.4-3.6 GHz for CZK 1.568bn. Refarming of 3.4-3.8GHz spectrum should take place in Q1 FY2021-22 to provide contiguous spectrum to each spectrum holder in this band. Hungary In January 2021, the national regulatory authority (‘NMHH’) published its market analysis decision for wholesale voice call termination on individual mobile networks. Each mobile network operator and mobile virtual network operator in Hungary is found to have significant market power. Magyar Telekom requested a review of the decision in court which is ongoing. In March 2020, Vodafone Hungary acquired 2x10 MHz of 700MHz spectrum and 2x5 MHz of 2.1GHz spectrum and 1x50MHz of 3.6GHz spectrum for €108.02 million. In January 2021, Vodafone Hungary acquired 2x9 MHz of 900 MHz and 2x20 MHz of 1800 MHz for €131.8 million. The spectrum has a 15-year duration to 2037, with the option of a further five-year extension. 235 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Regulation (continued) In December 2019, the Competition Commission published the Final Report on the Data Services Market Inquiry. Following this, Vodacom and the Competition Commission concluded a consent agreement in March 2020, implemented during this financial year, on mutually accepted solutions aimed at addressing the concerns raised in the Final Report. Vodacom: Democratic Republic of the Congo In August 2018, the Customs Authority issued a draft infringement report assessing that there were unpaid duties for alleged smuggled devices bought by Vodacom DRC amounted to US $44 million, to which Vodacom DRC objected. In May 2019, Vodacom DRC filed an administrative appeal at the Council of State, which is yet to be heard. The national regulatory authority (‘ARPTC’) assigned temporary spectrum (2x2 MHz of 900 MHz and 2x5 MHz 2.1 GHz) until August 2020. This temporary licence was extended until February 2021 and has been returned on this date. The Central Bank issued temporary measures on free person to person (‘P2P’) mobile money transaction fees until December 2020, which have since lapsed. In April 2020, a new decree introduced a Central Equipment Register System (‘CEIR’) and handset certification fees. In November 2020, Vodacom DRC was fined US $2.5 million by way of a Ministerial Decree for alleged shortcomings in its cooperation and implementation of charging mechanisms related to the CEIR system. Assessment of the Ministerial Decree indicated that its issuance was not in accordance with applicable laws and procedures and Vodacom appealed the fine and sought interim suspension of the decree. A decision on the petition for interim suspension and its respective implementation measure was to be issued by December 2020; however, this has been delayed to date due to COVID-19. In January 2021, Vodacom DRC received notice by the Minister of Communications, stating that a December 2020 investigation found non- compliant SIM cards without providing further details. Vodacom DRC sent a letter requesting further information on the details of the investigation. While awaiting a response to its letter in February 2021, Vodacom DRC was fined US $3.65 million by way of a Ministerial Decree for alleged non-compliance. Vodacom DRC initiated legal action and appealed for a stay of the execution of the fine for the duration of the appeal, which was granted. Vodacom: Tanzania In February 2020, the national regulatory authority (‘TCRA’) issued new SIM Card Registration Regulations to formalise the ‘biometric only’ SIM registration requirement and restrict ownership of the number of SIMs by customers. Vodacom Tanzania is participating in TCRA’s process on intended barring of non-compliant SIMs, whereby a final deadline is still to be set. In February 2021, TCRA issued a letter stating that Vodacom Tanzania has been found non-compliant with QoS regulations and imposed a fine of US $3.5 million. However, instead of payment of this fine, Vodacom Tanzania entered a binding commitment to invest the equivalent value into its network. In February 2021, TCRA issued new Rules on Bundle Tariffs, Promotions and Special Offers and a Directive on a minimum data price floor to be implemented by April 2021. Vodacom and all operators complied with the request. The Economic Competition Office investigation into the network and spectrum sharing and possible collusion in the previous spectrum tender by Magyar Telekom and Telenor is ongoing. Albania In April 2020, the national regulatory authority (‘AKEP’) issued its final decision on the market analysis of the wholesale mobile market for access and origination, whereby it states that the three criteria test is not met and therefore no operator has significant market power and consequently no regulatory obligations are imposed. In June 2020, AKEP issued its final decision on national and international mobile termination rates (‘MTRs’). The National MTRs will remain unchanged at 1.11 ALL/min. In November 2020, AKEP issued a public consultation on its intention to develop its own cost model to ensure that MTRs reflect Albanian market conditions and characteristics accurately, and to set an appropriate glide path for the application of the target rates. In July 2020, Vodafone Albania implemented the new regulated roaming tariffs for Western Balkan six. The new tariffs declined as per the glide path set by the national regulatory authority (‘AKEP’), following the April 2019 agreement between the governments of Serbia, Montenegro, North Macedonia, Bosnia & Herzegovina, Albania & Kosovo to abolish roaming charges between their countries. In December 2020, Vodafone Albania’s acquisition of Abcom sh.p.k was approved by AKEP and the National Competition Authority. The 5G auction for the 3.5 GHz band has been pushed back to the second half of 2021. The 700MHz band is currently allocated to Digital Terrestrial TV and planned to be released in 2022. Africa, Middle East and Asia-Pacific region Vodacom: South Africa In March 2021, the national regulatory authority (‘ICASA’) published a findings document on its market inquiry into mobile broadband services. ICASA found insufficient competition and designated Vodacom as a significant market power in several relevant markets at wholesale (site access, national roaming) and retail levels, proposing remedies primarily at the wholesale level. ICASA also published the Draft Regulations for comment and public hearings. In October 2020, ICASA issued an Invitation to Apply (‘ITA’) notice on the licensing process for international mobile telecommunications in respect of the provision of mobile broadband wireless access services for urban and rural areas. Using the complimentary bands, IMT700, IMT800, IMT2600 and IMT3500 with applications closing in December 2020. ICASA also issued a composite ITA for an individual electronic communications network service license and radio frequency spectrum license for the wireless open access network with a closing date of March 2021. In March 2021, an interdict following applications by Telkom and MTN was granted against the ITA process pending the finalisation of the review proceedings set for July 2021 relating to the ITA. As part of the COVID-19 response measures, Vodacom received a temporary assignment of 160MHz spectrum until May 2021. On 31 March 2021, ICASA published Final Equity Ownership Regulations, which promotes equity ownership by historically disadvantaged groups (HDGs) and B-BBEE. Key requirements include licensees being required to have a minimum of 30% of its ownership equity held by black people (determined using “the flow though” principle of the ICT Sector Code) and must have a minimum B-BBEE contributor status of Level 4. Licensees will be required to provide a compliance report to ICASA annually. Strategic report Governance Financials Other information 236 Vodafone Group Plc  Annual Report on Form 20-F 2021

Vodacom: Mozambique The Communications Regulator assigned temporary spectrum (2x5 MHz of 800 band), which remains in force whilst the “State of Calamity” related to Covid-19 continues. Vodacom: Lesotho In December 2019, the Lesotho Communications Authority (‘LCA’) issued a notice of enforcement against Vodacom Lesotho premised on its view that the company’s statutory external auditors were not independent, as required by the Companies Act. In September 2020, the LCA issued a penalty of M 134 million against Vodacom Lesotho. Despite Vodacom Lesotho reserving its rights for appeal within the statuary timeframe, in October 2020, the LCA issued a notice of revocation of the operating licence of Vodacom Lesotho for failure to pay a penalty of R134 million. Thirty percent of this fine was determined by the LCA to be payable in October 2020 and the balance was suspended for a period of five years, on the condition that Vodacom Lesotho is not found guilty for breach of any of its regulatory obligations in the future. Vodacom Lesotho has launched an application in the Lesotho High Court to have both determinations of the LCA imposing the fine and revoking its operating licence, respectively, reviewed and set aside. The Lesotho High Court has, in the meantime, issued an order interdicting the LCA from, inter alia, enforcing the payment of the said fine and revoking Vodacom Lesotho’s operating licence. The Lesotho High Court heard the matter in December 2020, and Vodacom Lesotho is awaiting judgement. Turkey In December 2019, the national regulatory authority (‘ICTA’) approved and published its Fixed Broadband Wholesale Market Analysis, stating that Vodafone Turkey will have access to Türk Telekom fibre at different network levels based on regulated terms and fees and retail tariffs will be subject to an ex-ante margin squeeze test. In February 2021, ICTA published the rules and procedures for this test. ICTA’s proposed action to broaden the scope of the 3G coverage to include new metropolitan areas was suspended by the Council of State motion, as Vodafone Turkey appealed to the administrative court. In April 2019, the Council of State accepted the case and annulled the ICTA decision. As of March 2021, Plenary Session of Administrative Law Divisions rejected ICTA’s requests and finalised the judgment in favour of Vodafone Turkey. In August 2019, Vodafone Turkey received the payment order for the administrative penalty of TL 138 million due to the breach of pre-information obligations as per the District Sales Regulation & Consumer Law on Value Added Services. In September 2019, the Administrative Court annulled the penalty, with the procedure of appeal pending. At the appellate phase, the State Council reversed the judgment against the competition. Engagement with the Ministry is ongoing, and a legislative proposal has been drafted for the Ministry’s previous and upcoming penalties to ensure a healthy investment environment. Egypt In September 2020, Vodafone Egypt submitted its proposal to acquire 40 MHz in response to the national regulatory authority (‘NTRA’) issuance of a bid for spectrum acquisition in the 2600 MHz band. In December 2020, Vodafone Egypt’s technical and financial proposal was accepted, and a new License Annex was signed between NTRA and Vodafone after payment of US $270 million and the remaining 50% to be paid over two years in two equal instalments. In January 2020, Vodafone Group Plc (‘Vodafone’) concluded a MoU with Saudi Telecom Company (‘STC’) for the sale of Vodafone’s 55% shareholding in Vodafone Egypt to STC. In December 2020, Vodafone ended talks with STC. Ghana In January 2018, Vodafone Ghana paid 30% of the judgment debt into court (€4.8 million) in line with a Conditional Stay of Execution in relation to a High Court decision, affirmed by a panel of the Court of Appeal, on a parcel of land located at Afransi in the Central Region of Ghana. In May 2019, the Court of Appeal affirmed the High Court’s decision. An appeal is pending before the Supreme Court and another application which seeks to stop the plaintiff from enforcing the judgment was expected in April 2020. In July 2020, the Supreme Court granted Vodafone Ghana’s application to produce this new evidence as part of the documents to be relied on. The Plaintiff in December 2020 also filed for leave to produce new evidence at the trial. The Supreme Court heard this application in January 2021 and a date will be given by the Court for a mini trial of the matter to be conducted at the Supreme Court after which the Court will deliver its judgment. In June 2020, the national regulatory authority (‘NRA’) declared MTN Ghana as a significant market power in Ghana. With immediate effect, several corrective market interventions were announced as follows: Asymmetric MTR Pricing, National Roaming, Price Floor/Ceiling as well as Technology Neutrality in the 1800MHz frequency band. While asymmetric pricing was implemented in October 2020 for a two-year period, national roaming and the other market interventions are still under discussion with a view to implementation in the first half of 2021. In January 2020, Vodafone Ghana successfully renewed its 900MHz and 1800MHz licenses for 10 years, until 2029, pending payment of US $25 million. Vodafone Ghana entered negotiations with the Ministry of Communications and Ministry of Finance to amend the terms of renewal in relation to increasing duration of license, payment terms, re-farming rights, and additional 800MHz spectrum, which continue. The NRA assigned 2x5MHz of 800MHz frequency band on a temporary basis until June 2021 as part of Covid-19 measures. The NRA has requested customer information from licensees as part of the Government’s tracking and tracing programme, which following an application was found by the High Court in June 2020 to be compliant with the emergency order. Information is still being provided to the government for this purpose. 237 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Overview of spectrum licences at 31 March 2021 700MHz 800Mhz 900Mhz 1400/1500Mhz 1800MHz 2.1GHz 2.6GHz 3.5GHz Quantity1 (Expiry Date) Quantity1 (Expiry Date) Quantity1 (Expiry Date) Quantity1 (Expiry Date) Quantity1 (Expiry Date) Quantity1 (Expiry Date) Quantity1 (Expiry Date) Quantity1 (Expiry Date) Germany 2x10 (2033) 2x10 (2025) 2x10 (2033) 20 (2033) 2x25 (2033) 2x152 (2040) 2x20+25 (2025) 90 (2040) 2x52 (2025)3 Italy 2x10 (2037) 2x10 (2029) 2x10 (2029) 20 (2029) 2x15 (2029) 2x15+5 (2029) 2x15 (2029)4 80 (2037) 2x53 (2029) UK5 n/a 2x10 (2033) 2x17.4 20 (2023) 2x5.8 2x14.8 (2022) 2x20+25 (2033) 50 (2038) 40 (2041) Spain n/a 2x10 (2031) 2x10 (2028) n/a 2x20 (2030) 2x15+5 (2030) 2x20+20 (2030) 90 (2038) Ireland n/a 2x10 (2030) 2x10 (2030) n/a 2x25 (2030) 2x15 (2022) n/a 1056 (2032) Portugal n/a 2x10 (2027) 2x5 (2021) n/a 2x6 (2021) 2x20 (2033) 2x20+25 (2027) n/a 2x53 (2027) 2x143 (2027) Romania n/a 2x10 (2029) 2x10 (2029) n/a 2x30 (2029) 2x15 (2031) 15 (2029) 40 (2025) Greece 2x10 (2036) 2x10 (2030) 2x15 (2027) n/a 2x10 (2027) 2x20 (2036) 2x20+20 (2030) 140 (2035) 2x153 (2035) Czech Republic 2x10 (2036) 2x10 (2029) 2x10 (2029) n/a 2x27 (2029) 2x20 (2025) 2x20 (2029) 60 (2032) Hungary 2x10 (2035)7 2x10 (2029) 2x10 (2022) n/a 2x15 (2022) 2x15 (2027) 2x20+25 (2029) 60 (2034) 2x13 (2029) 2x203 (2037)7 2x53 (2035)7 50 3 (2035)7 2x93 (2037)7 Albania n/a 2x10 (2034) 2x8 (2031) n/a 2x9 (2031) 2x15+5 (2025) 2x20+20 (2030) n/a 2x23 (2030) 2x143 (2030) 2x53 (2029) 2x43 (2024)8 2x53 (2024)8 2x53 (2021)8 Regulation (continued) Strategic report Governance Financials Other information 238 Vodafone Group Plc  Annual Report on Form 20-F 2021

700MHz 800Mhz 900Mhz 1400/1500Mhz 1800MHz 2.1GHz 2.6GHz 3.5GHz Quantity1 (Expiry Date) Quantity1 (Expiry Date) Quantity1 (Expiry Date) Quantity1 (Expiry Date) Quantity1 (Expiry Date) Quantity1 (Expiry Date) Quantity1 (Expiry Date) Quantity1 (Expiry Date) Vodacom South Africa9 2x10 2x10 2x11 n/a 2x12 2x15+5 n/a n/a Vodacom: Democratic Republic of Congo n/a 2x10 (2038) 2x6 (2038) n/a 2x18 (2038) 2x10+15 (2032) n/a 2x15 (2026) Lesotho n/a 2x2010 2x2210 n/a 2x3010 2x2010 n/a 2110 100 (Trial) Mozambique n/a 2x10 (2039) 2x8 (2039) n/a 2x20 (2039) 2x15+5 (2039) n/a 6011 (2022) 2x53 (2022) Tanzania 2x10 (2033) n/a 2x12.5 (2031) n/a 2x10 (2031) 2x15 (2031) n/a 2x7+2x14 (2031) Turkey n/a 2x10 (2029) 2x11 (2023) n/a 2x10 (2029) 2x15+5 (2029) 2x15+10 (2029) n/a 2x1.43 (2029) Egypt n/a n/a 2x12.5 (2031) n/a 2x10 (2031) 2x20 (2031) n/a12 n/a 2x153 (2030) Ghana n/a 2x15 (2034)13 2x8 (2034)13 n/a 2x10 (2034)13 2x15 (2023)14 n/a n/a Notes: 1. Single (or unpaired) blocks of spectrum are used for asymmetric data (non-voice) use; block quantity has been rounded to the nearest whole number. 2. Germany – The allocation of 2.1GHz will change to the following: in January 2021 will have 2x15 MHz (2040) and 2x5 (2025); in January 2026 will have 2x20 MHz (2040). 3. Blocks within the same spectrum band but with different licence expiry dates are separately identified. 4. Italy – The frequencies in the 2.1 GHz band are being renewed until 2029. The cost has already been defined and is different for the single advance payment or with annual installments, in the event of non-payment, the frequencies will expire on 31 December 2021. 5. UK – all UK spectrum licences are perpetual so any dates given are the ones from which licence fees become payable, and where no date is given this means that licence fees already apply. 6. Ireland – 105MHz in cities, 85MHz in regions. 7. Hungary – 700MHz, 2.1GHz and 3.5GHz-conditional options of a further five-year extension to 2040; 900MHz, 1.8GHz – the 15-year right of use begins in 2022; conditional options of a further five-year extension to 2042. 8. Albania – spectrum acquired from PLUS’ exit from market. 9. Vodacom South Africa – spectrum licences are renewed annually. As part of the migration to a new licensing regime the national regulator has issued Vodacom a service licence and a network licence which will permit Vodacom to offer mobile and fixed services. The service and network licences have a 20 year duration and will expire in 2029. Temporary COVID assignment: – – 700 MHz & 800 MHz assignment expiring 31 May 2021, unless extended further by the authority. Includes temporary spectrum allocation of 1x20MHz in the 2.3GHz band. 10. Vodacom Lesotho – spectrum licences are renewed annually. 1x100MHz of 3.5GHz has been licensed on a temporary basis and is pending renewal. 11. Mozambique – 3.7GHz spectrum for 5G trial, which was launched during December 2019. 2x5 of 2.1GHz has been acquired on a 3 year lease expiring in November 2022. 12. Egypt – The 40MHz of newly acquired is planned to be availed on two phases, 1st 20 MHz available by January 2022 and 2nd 20MHz planned to be available by January 2023. 13. Ghana – Vodafone Ghana has established an agreement with the MoF to renew its license for 15 years along with the permanent assignment of an additional 2x5 800MHz. The agreement is pending written finalisation. 14. Ghana – NCA submitted a provisional licence for comments, to which Vodafone Ghana submitted feedback and final licence is pending. 239 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

MTR Rates Country by Region 20191 20201 20211 01/04/20212 Europe Germany (€ cents) 0.95 0.90 0.78 0.70 Italy (€ cents) 0.90 0.76 0.67 0.55 UK (GB£ pence) 0.489 0.479 0.468 0.379 Spain (€ cents) 0.67 0.64 0.64 Ireland (€ cents) 0.79 0.55 0.43 Portugal (€ cents) 0.39 0.39 0.36 Romania (€ cents) 0.96 0.76 0.76 0.70 Greece (€ cents) 0.946 0.622 0.622 Czech Republic (CZK) 0.248 0.248 0.248 Hungary (HUF) 1.71 1.71 1.71 Albania (ALL) 1.22 1.11 1.11 Africa, Middle East and Asia Pacific Vodacom: South Africa (ZAR) 0.12 0.10 0.10 Vodacom: Democratic Republic of Congo (USD) 0.02 0.02 0.02 Lesotho (LSL/ZAR) 0.15 0.12 0.09 Mozambique3 (MZN) 0.39 0.37 0.37 Tanzania (TSH) 10.40 5.20 2.60 Turkey (lira) 0.03 0.03 0.03 Egypt (PTS/Piastres) 11.00 11.00 11.00 Ghana4 (peswas) 4.00 2.80 2.80 Notes: 1. All MTRs are based on end of financial year values. 2. MTR changes already announced to be implemented after 1 April 2021 are included at the current rate or where a glide-path or a final decision has been determined by the national regulatory authority. 3. Mozambique – NRA is conducting a cost model at this time. The intention is to retroactively introduce the newly calculated rate with effect from 1 Jan 2021. We expect the rate to decrease. 4. Ghana – since the declaration of MTN as Significant Market Power, the regulator has introduced asymmetrical MTRs. Regulation (continued) Strategic report Governance Financials Other information 240 Vodafone Group Plc  Annual Report on Form 20-F 2021

Form 20-F cross reference guide No other information in this document is included in the 2021 Form 20-F or incorporated by reference into any filings by us under the Securities Act. Please see “Documents on display” on page 230 for information on how to access the 2021 Form 20-F as filed with the SEC. The 2021 Form 20-F has not been approved or disapproved by the SEC nor has the SEC passed judgement upon the adequacy or accuracy of the 2021 Form 20-F. Item Form 20-F caption Location in this document Page 1 Identity of Directors, senior management and advisers Not applicable – 2 Offer statistics and expected timetable Not applicable – 3 Key information – 3B Capitalisation and indebtedness Not applicable – 3C Reasons for the offer and use of proceeds Not applicable – 3D Risk factors Principal risk factors and uncertainties 53 to 61 4 Information on the Company 4A History and development of the Company History and development 233 Contact details Back cover Shareholder information: Contact details for Equiniti and AST 227 Shareholder information: Articles of Association and applicable English law 228 to 229 Strategic review 14 to 22 Note 1 “Basis of preparation” 125 to 130 Note 2 “Revenue disaggregation and segmental analysis” 131 to 134 Note 7 “Discontinued operations and assets and liabilities held for sale” 150 to 151 Note 11 “Property, plant and equipment” 155 to 156 Note 27 “Acquisitions and disposals” 191 to 193 Note 28 “Commitments” 194 Documents on display 230 4B Business overview Our strategy framework 1 About Vodafone 2 to 3 Financial and non-financial performance 4 to 5 Chairman’s message 6 Chief Executive’s statement 7 Market and strategy 8 to 9 Mega trends 10 to 11 Strategic review 14 to 22 Our financial performance 23 to 31 Purpose, sustainability and responsible business 32 to 52 Note 2 “Revenue disaggregation and segmental analysis” 131 to 134 Regulation 233 to 240 4C Organisation structure Note 32 “Related undertakings” 199 to 207 Note 12 “Investments in associates and joint arrangements” 157 to 162 Note 13 “Other investments” 163 4D Property, plant and equipment Strategic review 14 to 22 Note 11 “Property, plant and equipment” 155 to 156 4A Unresolved staff comments None – 5 Operating and financial review and prospects 5A Operating results Our financial performance 23 to 31 Cyber security 45 to 47 Note 21 “Borrowings” 172 to 173 Regulation 233 to 240 5B Liquidity and capital resources Our financial performance: Cash flow, funding and capital allocation 30 to 31 Long Term Viability Statement 61 Directors’ statement of responsibility: Going concern 108 Note 19 “Cash and Cash equivalents” 168 Note 21 “Borrowings” 172 to 173 Note 22 “Capital and financial risk management” 174 to 183 Note 28 “Commitments” 194 5C Research and development, patents and licences etc. Strategic review 14 to 22 Note 10 “Intangible assets” 153 to 154 Regulation: Overview of spectrum licences 238 to 239 5D Trend information Financial and non-financial performance 4 to 5 Mega trends 10 to 11 Long-Term Viability Statement 61 241 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Item Form 20-F caption Location in this document Page 6 Directors, senior management and employees 6A Directors and senior management Board of Directors 67 to 68 Executive Committee 70 Board leadership and Company purpose 66 Roles and responsibilities of the Board 69 6B Compensation Annual Report on Remuneration: 2021 Remuneration 91 to 100 Remuneration policy 84 to 89 Note 23 “Directors and key management compensation” 183 6C Board practices Shareholder information: Articles of Association and applicable English law 228 to 229 Remuneration policy 84 to 89 Board of Directors 67 to 68 Audit and Risk Committee 76 to 81 Remuneration Committee 82 to 83 Board leadership and Company purpose 66 Roles and responsibilities of the Board 69 6D Employees Our people strategy 21 to 22 Note 24 “Employees” 184 6E Share ownership Annual Report on Remuneration: 2021 Remuneration 91 to 100 Remuneration policy 84 to 89 All-employee share plans 94 Note 26 “Share-based payments” 189 to 190 7 Major shareholders and related party transactions 7A Major shareholders Shareholder information: Major shareholders 228 7B Related party transactions Annual Report on Remuneration: 2021 Remuneration 91 to 100 Note 23 “Directors and key management compensation” 183 Note 29 “Contingent liabilities and legal proceedings” 194 to 197 Note 30 “Related party transactions” 198 7C Interests of experts and counsel Not applicable – 8 Financial information 8A Consolidated statements and other financial information Consolidated financial statements 121 to 208 Reports of independent registered public accounting firms 116 to 120 Note 29 “Contingent liabilities and legal proceedings” 194 to 197 Dividend rights 229 8B Significant changes Note 31 “Subsequent events” 198 9 The offer and listing 9A Offer and listing details Shareholder information 227 to 232 9B Plan of distribution Not applicable – 9C Markets Shareholder information: Capital structure and rights attaching to shares 105 to 106 9D Selling shareholders Not applicable – 9E Dilution Not applicable – 9F Expenses of the issue Not applicable – 10 Additional information 10A Share capital Not applicable – 10B Memorandum and Articles of Association Shareholder information 227 to 232 Description of securities registered Exhibit 2.7 10C Material contracts Shareholder information: Material contracts 230 10D Exchange controls Shareholder information: Exchange controls 231 10E Taxation Shareholder information: Taxation 231 to 232 10F Dividends and paying agents Not applicable – 10G Statements by experts Not applicable – 10H Documents on display Shareholder information: Documents on display 230 10I Subsidiary information Not applicable – Form 20-F cross reference guide (continued) Strategic report Governance Financials Other information 242 Vodafone Group Plc  Annual Report on Form 20-F 2021

Item Form 20-F caption Location in this document Page 11 Quantitative and qualitative disclosures about market risk Note 22 “Capital and financial risk management” 174 to 183 12 Description of securities other than equity securities 12A Debt securities Not applicable – 12B Warrants and rights Not applicable – 12C Other securities Not applicable – 12D American depositary shares Fees payable by ADR holders Exhibit 2.6 13 Defaults, dividend arrearages and delinquencies Not applicable – 14 Material modifications to the rights of security holders and use of proceeds Not applicable – 15 Controls and procedures Governance 62 to 83 Directors’ statement of responsibility: Management’s report on internal control over financial reporting 109 Reports of independent registered public accounting firms 116 to 120 16 Reserved 16A Audit Committee financial expert Board Committees 74 to 83 16B Code of ethics Our US listing requirements 104 16C Principal accountant fees and services Note 3 “Operating profit / (loss)” 135 Board Committees: Audit and Risk Committee – External audit 80 16D Exemptions from the listing standards for audit committees Not applicable – 16E Purchase of equity securities by the issuer and affiliated purchasers Share buybacks 31 16F Change in registrant’s certifying accountant Not applicable – 16G Corporate governance Our US listing requirements 104 16H Mine safety disclosure Not applicable – 17 Financial statements Consolidated financial statements 121 to 208 18 Financial statements Consolidated financial statements 121 to 208 Reports of independent registered public accounting firms 116 to 120 19 Exhibits Index to Exhibits B1 to B6 243 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses, and certain of the Group’s plans and objectives. In particular, such forward-looking statements include statements with respect to: – – the Group’s expectations and guidance regarding its financial and operating performance, the performance of associates and joint ventures, other investments and newly acquired businesses, preparation for 5G and expectations regarding customers; – – intentions and expectations regarding the development of products, services and initiatives introduced by, or together with, Vodafone or by third parties; – – expectations regarding the global economy and the Group’s operating environment and market position, including future market conditions, growth in the number of worldwide mobile phone users and other trends; – – revenue and growth expected from Vodafone Business’ and total communications strategy; – – mobile penetration and coverage rates, MTR cuts, the Group’s ability to acquire spectrum and licences, including 5G licences, expected growth prospects in the Europe and Rest of the World regions and growth in customers and usage generally; – – anticipated benefits to the Group from cost-efficiency programmes, including their impact on the absolute indirect cost base; – – possible future acquisitions, including increases in ownership in existing investments, the timely completion of pending acquisition transactions and pending offers for investments; – – expectations and assumptions regarding the Group’s future revenue, operating profit, cash flow, depreciation and amortisation charges, foreign exchange rates, tax rates and capital expenditure; – – expectations regarding the Group’s access to adequate funding for its working capital requirements and share buyback programmes, and the Group’s future dividends or its existing investments; and – – the impact of regulatory and legal proceedings involving the Group and of scheduled or potential regulatory changes. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: – – general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments; – – increased competition; – – levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services; – – rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; – – the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; – – the Group’s ability to generate and grow revenue; – – a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; – – slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; – – the Group’s ability to extend and expand its spectrum resources, to support ongoing growth in customer demand for mobile data services; – – the Group’s ability to secure the timely delivery of high-quality products from suppliers; – – loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; – – changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes; – – the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; – – the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences, platform sharing or other arrangements with third parties; – – acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; – – the Group’s ability to integrate acquired business or assets; – – the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; – – developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; – – the Group’s ability to satisfy working capital requirements; – – changes in foreign exchange rates; – – changes in the regulatory framework in which the Group operates; – – the impact of legal or other proceedings against the Group or other companies in the communications industry; – – changes in statutory tax rates and profit mix; and – – changes resulting directly or indirectly from the COVID-19 pandemic. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Principal risk factors and uncertainties” on pages 53 to 61 of this document. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so. References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, the 2021 Annual Report on Form 20-F. Ernst & Young LLP has neither examined, compiled, nor performed any procedures with respect to the forward-looking statements. Accordingly, Ernst & Young LLP does not express an opinion or provide any other form of assurance on such information. Forward-looking statements unaudited information Strategic report Governance Financials Other information 244 Vodafone Group Plc  Annual Report on Form 20-F 2021

The definitions of Non-GAAP measures are included in the “Non-GAAP measures” section on pages 217 to 226. 3G A cellular technology based on wide band code division multiple access delivering voice and faster data services. 4G 4G or long-term evolution (‘LTE’) technology offers even faster data transfer speeds than 3G/HSPA. 5G 5G is the fifth-generation wireless broadband technology which provides better speeds and coverage than the current 4G. Adjusted EBITDA Adjusted EBITDA is operating profit after depreciation on lease-related right of use assets and interest on leases but excluding depreciation, amortisation and gains/losses on disposal of owned fixed assets and excluding share of results in associates and joint ventures, impairment losses, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance of the reporting segment. ADR American depositary receipts is a mechanism designed to facilitate trading in shares of non-US companies in the US stock markets. The main purpose is to create an instrument which can easily be settled through US stock market clearing systems. ADS American depositary shares are shares evidenced by American depositary receipts. ADSs are issued by a depositary bank and represent one or more shares of a non-US issuer held by the depositary bank. The main purpose of ADSs is to facilitate trading in shares of non-US companies in the US markets and, accordingly, ADRs which evidence ADSs are in a form suitable for holding in US clearing systems. AGM Annual General Meeting. Applications (‘apps’) Apps are software applications usually designed to run on a smartphone or tablet device and provide a convenient means for the user to perform certain tasks. They cover a wide range of activities including banking, ticket purchasing, travel arrangements, social networking and games. For example, the MyVodafone app lets customers check their bill totals on their smartphone and see the minutes, texts and data allowance remaining. ARPU Average revenue per user, defined as customer revenue and incoming revenue divided by average customers. B2C Business-to-Consumer refers to the process of selling products and services directly between a business and consumers who are the end-users. Capital additions Comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments and integration capital expenditure. Churn Total gross customer disconnections in the period divided by the average total customers in the period. Cloud services This means the customer has little or no equipment, data and software at their premises. The capability associated with the service is run from the Vodafone network and data centres instead. This removes the need for customers to make capital investments and instead they have an operating cost model with a recurring monthly fee. Common Functions Comprises central teams and business functions. Converged customer A customer who receives fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills. Customer costs Includes acquisition costs, retention costs and other direct costs of providing services. Depreciation and amortisation The accounting charge that allocates the cost of a tangible or intangible asset to the income statement over its useful life. This measure includes the profit or loss on disposal of property, plant and equipment and computer software. Includes right-of-use assets. Direct costs Direct costs include interconnect costs and other direct costs of providing services. Europe Comprises the Group’s operations in Europe. FCA Financial Conduct Authority. Fixed service revenue Service revenue relating to the provision of fixed line and carrier services. FTTC Fibre-to-the-Cabinet involves running fibre optic cables from the telephone exchange or distribution point to the street cabinets which then connect to a standard phone line to provide broadband. FTTH Fibre-to-the-Home provides an end-to-end fibre optic connection the full distance from the exchange to the customer’s premises. GAAP Generally Accepted Accounting Principles. GSMA Global System for Mobile Communications Association IAS 17 International Accounting Standard 17 “Leases”. The previous lease accounting standard that applied to the Group’s statutory results for all reporting periods up to and including the quarter ended 31 March 2019. ICT Information and communications technology. IFRS International Financial Reporting Standards. IFRS 15 International Financial Reporting Standard 15 “Revenue from Contracts with Customers”. The accounting policy adopted by the Group on 1 April 2018. IFRS 16 International Financial Reporting Standard 16 “Leases”. The accounting policy adopted by the Group on 1 April 2019. Definition of terms unaudited information 245 Vodafone Group Plc  Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Integration capital expenditure Capital expenditure incurred in relation to significant changes in the operating model, such as the integration of recently acquired subsidiaries. Internet of Things (‘IoT’) The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database. Mark-to-market Mark-to-market or fair value accounting refers to accounting for the value of an asset or liability based on the current market price of the asset or liability. Mbps Megabits (millions) of bits per second. Mobile broadband Mobile broadband allows internet access through a browser or a native application using any portable or mobile device such as smartphone, tablet or laptop connected to a cellular network. Mobile service revenue Service revenue relating to the provision of mobile services. Mobile termination rate (‘MTR’) A per minute charge paid by a telecommunications network operator when a customer makes a call to another mobile or fixed network operator. MVNO Mobile virtual network operators, companies that provide mobile phone services under wholesale contracts with a mobile network operator, but do not have their own licence or spectrum or the infrastructure required to operate a network. Next-generation networks (‘NGN’) Fibre or cable networks typically providing high-speed broadband over 30Mbps. Net Promoter Score (‘NPS’) Net Promoter Score is a customer loyalty metric used to monitor customer satisfaction. Operating expenses (‘Opex’) Comprise primarily sales and distribution costs, network and IT related expenditure and business support costs. Other Europe Other Europe markets include Portugal, Ireland, Greece, Romania, Czech Republic, Hungary and Albania. Other Markets Other Markets comprise Turkey, Egypt and Ghana. Other revenue Other revenue includes connection fees, equipment revenue, interest income and lease revenue. Partner markets Markets in which the Group has entered into a partner agreement with a local mobile operator enabling a range of Vodafone’s global products and services to be marketed in that operator’s territory and extending Vodafone’s reach into such markets. Penetration Number of SIMs in a country as a percentage of the country’s population. Penetration can be in excess of 100% due to customers owning more than one SIM. Petabyte A petabyte is a measure of data usage. One petabyte is a million gigabytes. Pps Percentage points. RAN Radio access network is the part of a mobile telecommunications system which provides cellular coverage to mobile phones via a radio interface, managed by thousands of base stations installed on towers and rooftops across the coverage area, and linked to the core nodes through a backhaul infrastructure which can be owned, leased or a mix of both. Regulation Impact of industry specific law and regulations covering telecommunication services. The impact of regulation on service revenue in European markets comprises the effect of changes in European mobile termination rates and changes in out-of-bundle roaming revenue less the increase in visitor revenue. Reported growth Reported growth is based on amounts reported in euros and determined under IFRS. Restructuring costs Costs incurred by the Group following the implementation of discrete restructuring plans to improve overall efficiency. Retail revenue Retail revenue comprises Service revenue excluding Mobile Virtual Network Operator (‘MVNO’) and Fixed Virtual Network Operator (‘FVNO’) wholesale revenue. Roaming Allows customers to make calls, send and receive texts and data on other operators’ mobile networks, usually while travelling abroad. Smartphone penetration The number of smartphone devices divided by the number of registered SIMs (excluding data only SIMs) and telemetric applications. Service revenue Service revenue is all revenue related to the provision of ongoing services including, but not limited to,: monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. SME Small and medium-sized enterprises. SOHO Small-Office-Home-Office customers. Spectrum The radio frequency bands and channels assigned for telecommunication services. Vodafone Business Vodafone Business is part of the Group and partners with businesses of every size to provide a range of business-related services. VZW Verizon Wireless, the Group’s former associate in the United States. Definitions of terms (continued) Strategic report Governance Financials Other information 246 Vodafone Group Plc  Annual Report on Form 20-F 2021

Notes 247 Vodafone Group Plc Annual Report on Form 20-F 2021 Strategic report Governance Financials Other information

Notes (continued) Strategic report Governance Financials Other information 248 Vodafone Group Plc Annual Report on Form 20-F 2021

References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and The future is exciting. Ready? are trade marks owned by Vodafone. Other product and company names mentioned herein may be the trade marks of their respective owners. The content of our website (vodafone.com) should not be considered to form part of this Annual Report or our Annual Report on Form 20-F. © Vodafone Group 2021 Designed and produced by Black Sun plc Our purpose: Planet The paper content of this publication has been certifiably reforested via PrintReleaf – the world’s first platform to measure paper consumption and automate reforestation across a global network of reforestation projects. Text pages are printed on Revive 50 uncoated which is made from 50% recycled and 50% virgin fibres. The cover is printed on Revive 100 uncoated, made entirely from de-inked post-consumer waste. Both products are Forest Stewardship Council® (‘FSC’®) certified and produced using elemental chlorine free (‘ECF’) bleaching. The manufacturing mill also holds ISO 14001 accreditation for environmental management. Certificate of Reforestation Printreleaf hereby certifies that Vodafone  has offset 9,875 kg of paper consumption by reforesting 262 standard trees at the Reforestation Project located in Ireland. ACCOUNT ID ACT_B44719E7E15D TRANSACTION ID TX_1CD8353EC551 TRANSACTION DATE 2021-05-19 REFORESTATION PROJECT Ireland KG OF PAPER 9,875 STANDARD TREES 262

Vodafone Group Plc Vodafone House The Connection Newbury Berkshire RG14 2FN England Registered in England No. 1833679 Telephone +44 (0)1635 33251 vodafone.com Annual Report 2021 Vodafone Group Plc Contact details Shareholder helpline Telephone +44 (0)371 384 2532 Investor Relations ir@vodafone.co.uk vodafone.com/investor Media Relations vodafone.com/media/contact Sustainability vodafone.com/sustainability

Index of Exhibits to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2021

1.1	Articles of Association of the Company, as adopted on June 30, 1999 and including all amendments made on July 25, 2001, July 26, 2005, July 25, 2006, July 24, 2007, July 29, 2008, July 28, 2009, July 27, 2010, January 28, 2014 and July 27, 2018 (incorporated by reference to Exhibit 3.1 to Form 6-K (File No. 001-10086), filed with the Securities and Exchange Commission on March 26, 2019).

2.1	Indenture, dated as of February 10, 2000, between the Company and Citibank, N.A., as Trustee, including forms of debt securities (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2018 (File No. 001-10086), filed with the Securities and Exchange Commission on June 8, 2018).

2.2	Agreement of Resignation, Appointment and Acceptance dated as of July 24, 2007, among the Company, Citibank N.A. and The Bank of New York Mellon (incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2008 (File No. 001-10086), filed with the Securities and Exchange Commission on June 9, 2008).

2.3	Fifteenth Supplemental Trust Deed dated 26 August 2020 between the Company and The Law Debenture Trust Corporation p.l.c. further modifying and restating the provisions of the Trust Deed dated 16 July 1999 relating to a Euro 30,000,000,000 Euro Medium Term Note Programme.

2.4	Trust Deed dated March 12, 2019 between the Company and The Law Debenture Trust Corporation p.l.c. in relation to the Group’s £1,720,000,000 1.50 per cent Subordinated Mandatory Convertible Bonds due 2022 (incorporated by reference to Exhibit 2.5 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2019 (File No. 001-10086), filed with the Securities and Exchange Commission on June 7, 2019).

2.5	Deposit Agreement among Vodafone Group Plc, Deutsche Bank Trust Company Americas, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, dated as of February 27, 2017 (incorporated by reference to Exhibit 2.6 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2017 (File No. 001-10086), filed with the Securities and Exchange Commission on June 9, 2017).

2.6	Form of American Depositary Receipt (included in Exhibit 2.6).

2.7	Description of Securities Registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.8 to the Company's Annual Report on Form 20-F for the financial year ended March 31, 2020 (File No. 001-10086), filed with the Securities and Exchange Commission on July 2, 2020).

4.1	Facility Agreement in relation to the Group’s US$3,935,000,000 revolving credit facility dated 27 February 2015 among the Company and various lenders (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2015 (File No. 001-10086), filed with the Securities and Exchange Commission on June 8, 2015).

4.2	Lender Accession Agreement between Royal Bank of Canada, the Royal Bank of Scotland plc as agent and Vodafone Group Plc effective as of 15 December 2015 in relation to the Group’s US$3,935,000,000 Revolving Credit Facility (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2016 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2016).

4.3	Extension letter dated 10 January 2017 in relation to the US$3,935,000,000 (increased to US$4.09 billion) Revolving Credit Facility dated 27 February 2015 (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2017 (File No. 001-10086), filed with the Securities and Exchange Commission on June 9, 2017).

4.4	Amendment and extension letter dated 10 March 2021 in relation to the US$ 3,935,000,000 (increased to US$ 4.165 billion) Revolving Credit Facility dated 27 February 2015.

4.5	Amendment letter dated 11 January 2018 in relation to the US$4.09 billion Revolving Credit Facility dated 27 February 2015 (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2018 (File No. 001-10086), filed with the Securities and Exchange Commission on June 8, 2018).

4.6	Lender Accession Agreement between Raiffeisen Bank International AG, the Royal Bank of Scotland plc as agent and Vodafone Group Plc, effective as of 12 July 2018 in relation to the Group’s US$3,935,000,000 (increased to US$4.09 billion) Revolving Credit Facility (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2020 (File No. 001-10086), filed with the Securities and Exchange Commission on July 2, 2020).

4.7	Novation Certificate between Lloyds Bank Plc, TD Bank, N.A. and The Royal Bank of Scotland plc as agent and Vodafone Group Plc, effective as of 18 December 2019 in relation to the Group’s US$3,395,000,000 (increased to US$4.09 billion) Revolving Credit Facility (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2020 (File No. 001-10086), filed with the Securities and Exchange Commission on July 2, 2020).

4.8	Novation Certificate between Lloyds Bank Plc, CaixaBank, S.A. and The Royal Bank of Scotland plc as agent and Vodafone Group Plc, effective as of 29 April 2019 in relation to the Group’s US$3,935,000,000 (increased to US$4.09 billion) Revolving Credit Facility (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2020 (File No. 001-10086), filed with the Securities and Exchange Commission on July 2, 2020).

4.9	Agreement for €3,860,000,000 five year Revolving Credit Facility dated March 28, 2014 among the Company and various lenders (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2014).

4.10	Extension letter dated 6 December 2019 in relation to the €3,860,000,000 (increased to €4.01 billion) Revolving Credit Facility dated 28 March 2014 (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2020 (File No. 001-10086), filed with the Securities and Exchange Commission on July 2, 2020).

4.11	Amendment letter dated 10 March 2021 in relation to the EUR €3.84 billion (increased to €3.92 billion) Revolving Credit Facility dated 28 March 2014.

4.12	Rules of the Vodafone Global Incentive Plan 2014 (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2019 (File No. 001-10086), filed with the Securities and Exchange Commission on June 7, 2019).

4.13	Amended and Restated Trust Deed & Rules of the Vodafone Share Incentive Plan dated 28 July 2020.

4.14	Rules of the Vodafone Sharesave Plan (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2019 (File No. 001-10086), filed with the Securities and Exchange Commission on June 7, 2019).

4.15	Letter of Appointment of Renee James dated 8 October 2010 (incorporated by reference to Exhibit 4.35 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011 (File No. 001-10086), filed with the Securities and Exchange Commission on June 17, 2011).

4.16	Letter of Appointment of Valerie Gooding dated 25 November 2013 (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2014).

4.17	Letter of Appointment of Sir Crispin Davis dated 14 April 2014 (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2014).

4.18	Letter of Appointment of Dame Clara Furse dated 13 May 2014 (incorporated by reference to Exhibit 4.33 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2014).

4.19	Letter of indemnification for Nicholas Read dated 28 October 2014 (incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2015 (File No. 001-10086), filed with the Securities and Exchange Commission on June 8, 2015).

4.20	Letter of Appointment for David Nish dated 23 September 2015 (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2016 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2016).

4.21	Letter of Appointment for Maria Amparo Moraleda Martinez dated 24 January 2017 (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2017 (File No. 001-10086), filed with the Securities and Exchange Commission on June 9, 2017).

4.22	Letter of Appointment of Michel Demaré dated 23 January 2018 (incorporated by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2018 (File No. 001-10086), filed with the Securities and Exchange Commission on June 8, 2018).

4.23	Service Agreement of Nicholas Read dated 26 July 2018 (incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2019 (File No. 001-10086), filed with the Securities and Exchange Commission on June 7, 2019).

4.24	Service Agreement of Margherita Della Valle dated July 2018 (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2019 (File No. 001-10086), filed with the Securities and Exchange Commission on June 7, 2019).

4.25	Letter of Appointment of Sanjiv Ahuja dated 8 November 2018 (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2019 (File No. 001-10086), filed with the Securities and Exchange Commission on June 7, 2019).

4.26	Letter of Appointment of Jean-François van Boxmeer dated 28 July 2020.

4.27	Amendment and Restatement of a Contribution and Transfer Agreement dated 31 December 2016 by and among the Company, Liberty Global Europe Holding B.V., Liberty Global Plc, Vodafone International Holdings B.V. and Lynx Global Europe II B.V. relating to the contribution and/or transfer of shares in Ziggo Group Holding B.V. and Vodafone Libertel B.V. to Lynx Global Europe II B.V. and the formation of the Netherlands joint venture (incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2017 (File No. 001-10086), filed with the Securities and Exchange Commission on June 9, 2017).

4.28	Implementation Agreement dated 20 March 2017 relating to the combination of the Indian mobile telecommunications businesses of Vodafone Group and Idea Group (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2017 (File No. 001-10086), filed with the Securities and Exchange Commission on June 9, 2017).

4.29	First Amendment to the Implementation Agreement dated 20 March 2017, relating to the combination of the Indian mobile telecommunications businesses of Vodafone Group and Idea Group, entered into on 30 August 2018 (incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2019 (File No. 001-10086), filed with the Securities and Exchange Commission on June 7, 2019).

4.30	Implementation Agreement dated 25 April 2018 relating to the combination of the businesses of Indus Towers and Bharti Infratel (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2018 (File No. 001-10086), filed with the Securities and Exchange Commission on June 8, 2018).

4.31	Letter Agreement dated 24 October 2019 relating to the extension of the Extended Longstop Date of the Implementation Agreement dated 25 April 2018 relating to the combination of the businesses of Indus Towers and Bharti Infratel. (incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2020 (File No. 001-10086), filed with the Securities and Exchange Commission on July 2, 2020).

4.32	Letter Agreement dated 24 December 2019 relating to the extension of the Extended Longstop Date of the Implementation Agreement dated 25 April 2018 relating to the combination of the businesses of Indus Towers and Bharti Infratel. (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2020 (File No. 001-10086), filed with the Securities and Exchange Commission on July 2, 2020).

4.33	Letter Agreement dated 24 February 2020 relating to the extension of the Extended Longstop Date of the Implementation Agreement dated 25 April 2018 relating to the combination of the businesses of Indus Towers and Bharti Infratel. (incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2020 (File No. 001-10086), filed with the Securities and Exchange Commission on July 2, 2020).

4.34	Letter Agreement dated 23 April 2020 relating to the extension of the Extended Longstop Date of the Implementation Agreement dated 25 April 2018 relating to the combination of the businesses of Indus Towers and Bharti Infratel. (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2020 (File No. 001-10086), filed with the Securities and Exchange Commission on July 2, 2020).

4.35	Letter Agreement dated 25 June 2020 relating to the extension of the Extended Longstop Date of the Implementation Agreement dated 25 April 2018 relating to the combination of the businesses of Indus Towers and Bharti Infratel. (incorporated by reference to Exhibit 4.33 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2020 (File No. 001-10086), filed with the Securities and Exchange Commission on July 2, 2020).

4.36	First Amendment dated 31 August 2020 in relation to the Implementation Agreement dated 25 April 2018 relating to the combination of the businesses of Indus Towers and Bharti Infratel.

4.37	Second Amendment dated 19 November 2020 in relation to the Implementation Agreement dated 25 April 2018 relating to the combination of the businesses of Indus Towers and Bharti Infratel.

4.38	Sale and Purchase Agreement dated 9 May 2018 relating to the sale of Liberty Global plc’s businesses in Germany, Romania, Hungary and the Czech Republic (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2018 (File No. 001-10086), filed with the Securities and Exchange Commission on June 8, 2018).*

4.39	Transitional Services Agreement dated 31 July 2019 relating to services and co-operation relating to the Share Purchase Agreement dated 9 May 2018 relating to the sale of Liberty Global plc’s businesses in Germany, Romania, Hungary and the Czech Republic (incorporated by reference to Exhibit 4.35 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2020 (File No. 001-10086), filed with the Securities and Exchange Commission on July 2, 2020).**

4.40	First Amendment Agreement dated 17 July 2020 in relation to the Transitional Services Agreement dated 31 July 2019 relating to the sale of Liberty Global plc’s businesses in Germany, Romania, Hungary and the Czech Republic.***

4.41	Second Amendment Agreement dated 5 January 2021 in relation to the Transitional Services Agreement dated 31 July 2019 relating to the sale of Liberty Global plc’s businesses in Germany, Romania, Hungary and the Czech Republic.****

4.42	Novation Agreement dated 13 April 2021 in relation to the Transitional Services Agreement dated 31 July 2019 relating to the sale of Liberty Global plc’s businesses in Germany, Romania, Hungary and the Czech Republic.

8.	List of the Company’s related undertakings (incorporated by reference to Note 31 to the Consolidated Financial Statements included in this Annual Report on Form 20-F for the financial year ended March 31, 2021 (File No. 001-10086), filed with the Securities and Exchange Commission on June 23, 2021).

12.	Rule 13a – 14(a) Certifications.

13.	Rule 13a – 14(b) Certifications. These certifications are furnished only and are not filed as part of this Annual Report on Form 20-F for the financial year ended March 31, 2021.

15.1	Consent letter of Ernst & Young LLP.

15.2	Consent letter of PricewaterhouseCoopers LLP.

* The schedules to the Sale and Purchase Agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Copies of such schedules will be furnished to the SEC upon its request; provided, however, that confidential treatment may be requested pursuant to Rule 24b-2 of the Exchange Act for any schedule so furnished.

** The schedules to the Transitional Services Agreement have been omitted from this filing. Copies of such schedules will be furnished to the SEC upon its request; provided, however, that confidential treatment may be requested pursuant to Rule 24b-2 of the Exchange Act for any schedule so furnished. Certain identified confidential information in this exhibit has been omitted because such identified confidential information (i) is not material and (ii) is the type that the registrant treats as private or confidential.

***The schedules to this exhibit have been omitted from this filing. Copies of such schedules will be furnished to the SEC upon its request; provided, however, that confidential treatment may be requested pursuant to Rule 24b-2 of the Exchange Act for any schedule so furnished. Certain identified confidential information in this exhibit has been omitted because such identified confidential information (i) is not material and (ii) is the type that the registrant treats as private or confidential.

**** The schedules to this exhibit have been omitted from this filing. Copies of such schedules will be furnished to the SEC upon its request; provided, however, that confidential treatment may be requested pursuant to Rule 24b-2 of the Exchange Act for any schedule so furnished.

Page 6 of 6