Form 20-F
period 2022-03-31
VODAFONE GROUP PUBLIC LTD CO
filed 2022-06-16
CIK 839923

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2022

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

As above
(Translation of Registrant's name into English)

England
(Jurisdiction of incorporation or organization)

Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England
(Address of principal executive offices)

Rosemary Martin (Group General Counsel and Company Secretary) Telephone +44 (0) 1635 33251 email ir@vodafone.co.uk Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol (s)	Name of each exchange on which registered
Ordinary shares of 20 20/21 US cents each	VOD	NASDAQ Global Select Market*
American Depositary Shares (evidenced by American Depositary Receipts) each representing ten ordinary shares	VOD	NASDAQ Global Select Market
2.500% Notes due September 2022	VOD22	The NASDAQ Stock Market
2.950% Notes due February 2023	VOD23	The NASDAQ Stock Market
3.750% Notes due 16 January 2024	VOD24	The NASDAQ Stock Market
US$1,000,000,000 Floating Rate Notes due 16 January 2024	VOD24A	The NASDAQ Stock Market
4.125% Notes due 30 May 2025	VOD25	The NASDAQ Stock Market
4.375% Notes due 30 May 2028	VOD28	The NASDAQ Stock Market
6.250% Notes due February 2032	VOD32	The NASDAQ Stock Market
6.150% Notes due February 2037	VOD37	The NASDAQ Stock Market
5.000% Notes due 30 May 2038	VOD38	The NASDAQ Stock Market
4.375% Notes due February 2043	VOD43	The NASDAQ Stock Market
5.250% Notes due 30 May 2048	VOD48	The NASDAQ Stock Market
4.875% Notes due 19 June 2049	VOD49	The NASDAQ Stock Market
4.250% Notes due 17 September 2050	VOD50	The NASDAQ Stock Market
5.125% Notes due 19 June 2059	VOD59	The NASDAQ Stock Market
Capital Securities due April 2079	VOD79	The NASDAQ Stock Market
NC5.25 Capital Securities due 2081	VOD81A	The NASDAQ Stock Market
NC10 Capital Securities due 2081	VOD81B	The NASDAQ Stock Market
NC30 Capital Securities due 2081	VOD81C	The NASDAQ Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of 20 20/21 US cents each:	28,817,627,868
7% Cumulative Fixed Rate Shares of £1 each:	50,000

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

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the Internal Accounting Standards Board ☑	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☑

Annual Report and Form 20-F Information 2022 incorporation by reference guide

Pursuant to Rule 12b-23(a) under the Securities Exchange Act of 1934, as amended, the information for the 2022 Form 20-F of Vodafone Group Plc (‘Vodafone’) set out below is being incorporated by reference from Vodafone’s ‘Annual Report and Form 20-F Information 2022’ included as exhibit 99.1 to this Form 20-F dated and submitted on June 16, 2022.

References below to major headings include all information under such major headings, including subheadings, unless such reference is a reference to a subheading, in which case, such reference includes only the information contained under such subheading.

The guide below contains a detailed description of where each item of Form 20-F has been incorporated by reference. References herein to Vodafone’s websites, including where a link is provided, are textual references only and information on or accessible through such websites does not form part of and is not incorporated into this Form 20-F dated June 16, 2022.

Item	Form 20-F caption	Location in the Annual Report and Form 20-F Information 2022	Page
1	Identity of Directors, senior management and advisers	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key information
	3B Capitalisation and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk factors	Risk factors	59 to 64
4	Information on the Company
	4A History and development of the Company	History and development	240
		Contact details	Back cover
		Shareholder information: Contact details for Equiniti and EQ Shareholder Services	234
		Shareholder information: Articles of Association and applicable English law	235 to 236
		Strategic review	16 to 20
		Note 1 ‘Basis of preparation’	133 to 138
		Note 2 ‘Revenue disaggregation and segmental analysis’	139 to 144
		Note 7 ‘Discontinued operations and assets held for sale’	159
		Note 11 ‘Property, plant and equipment’	163 to 164
		Note 27 ‘Acquisitions and disposals’	199 to 200
		Note 28 ‘Commitments’	200
		Documents on display	237
	4B Business overview	Our strategic framework	1
		About Vodafone	2 to 3
		Financial and non-financial performance	4 to 5
		Chairman’s message	6
		Chief Executive’s statement	7
		Market and strategy	8 to 9
		Mega trends	12 to 13
		Strategic review	16 to 20
		Our financial performance	24 to 33
		Purpose, sustainability and responsible business	34 to 58
		Note 2 ‘Revenue disaggregation and segmental analysis’	139 to 144
		Regulation	240 to 248
	4C Organisation structure	Note 31 ‘Related undertakings’	205 to 213
		Note 12 ‘Investments in associates and joint arrangements’	165 to 170
		Note 13 ‘Other investments’	171
	4D Property, plant and equipment	Strategic review	16 to 20
		Note 11 ‘Property, plant and equipment’	163 to 164
4A	Unresolved staff comments	None	–

Item	Form 20-F caption	Location in the Annual Report and Form 20-F Information 2022	Page
5	Operating and financial review and prospects
	5A Operating results	Our financial performance	24 to 33
		Cyber security	49 to 51
		Note 21 ‘Borrowings’	180 to 181
		Regulation	240 to 248
	5B Liquidity and capital resources	Our financial performance: Cash flow and funding	31 to 33
		Long-term viability statement	65
		Directors’ statement of responsibility: Going concern	118
		Note 19 ‘Cash and cash equivalents’	176
		Note 21 ‘Borrowings’	180 to 181
		Note 22 ‘Capital and financial risk management’	182 to 191
		Note 28 ‘Commitments’	200
		Note 29 ‘Contingent liabilities and legal proceedings’	200 to 203
	5C Research and development,	Strategic review	16 to 20
	patents and licences etc.	Note 10 ‘Intangible assets’	161 to 162
		Regulation: Overview of spectrum licences	247
	5D Trend information	Financial and non-financial performance	4 to 5
		Mega trends	12 to 13
		Long-term viability statement	65
	5E Critical accounting estimates	Note 1 ‘Basis of preparation’	133 to 138
6	Directors, senior management and employees
	6A Directors and senior management	Our Board	73 to 74
		Our governance structure	75
		Division of responsibilities	76
	6B Compensation	Annual Report on Remuneration: 2022 Remuneration	99 to 109
		Remuneration Policy	93 to 98
		Note 23 ‘Directors and key management compensation’	191 to 192
	6C Board practices	Shareholder information: Articles of Association and applicable English law	235 to 236
		Remuneration Policy	93 to 98
		Our Board	73 to 74
		Nominations and Governance Committee	80 to 82
		Audit and Risk Committee	83 to 88
		ESG Committee	89 to 90
		Remuneration Committee	91 to 92
		Our governance structure	75
		Division of responsibilities	76
	6D Employees	Our people strategy	21 to 23
		Note 24 ‘Employees’	192
	6E Share ownership	Annual Report on Remuneration: 2022 Remuneration	99 to 109
		Remuneration Policy	93 to 98
		All-employee share plans	103
		Note 26 ‘Share-based payments’	197 to 198
7	Major shareholders and related party transactions
	7A Major shareholders	Shareholder information: Major shareholders	235
	7B Related party transactions	Annual Report on Remuneration	99 to 109
		Note 13 ‘Other investments’	171
		Note 23 ‘Directors and key management compensation’	191 to 192
		Note 29 ‘Contingent liabilities and legal proceedings’	200 to 203
		Note 30 ‘Related party transactions’	204
	7C Interests of experts and counsel	Not applicable	–

Item	Form 20-F caption	Location in the Annual Report and Form 20-F Information 2022	Page
8	Financial information
	8A Consolidated statements and other	Consolidated financial statements	129 to 214
	financial information	Report of independent registered public accounting firm	125 to 128
		Note 29 ‘Contingent liabilities and legal proceedings’	200 to 203
		Dividend rights	236
	8B Significant changes	Not applicable	–
9	The offer and listing
	9A Offer and listing details	Capital structure and rights attaching to shares	114
	9B Plan of distribution	Not applicable	–
	9C Markets	Capital structure and rights attaching to shares	114
	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–
10	Additional information
	10A Share capital	Not applicable	–
	10B Memorandum and Articles of Association	Shareholder information	235 to 237
		Description of securities registered	Exhibit 2.7
	10C Material contracts	Shareholder information: Material contracts	237
	10D Exchange controls	Shareholder information: Exchange controls	237
	10E Taxation	Shareholder information: Taxation	238 to 239
	10F Dividends and paying agents	Not applicable	–
	10G Statements by experts	Not applicable	–
	10H Documents on display	Shareholder information: Documents on display	237
	10I Subsidiary information	Note 31 ’Related undertakings’	205 to 213
11	Quantitative and qualitative disclosures about market risk	Note 22 ‘Capital and financial risk management’	182 to 191
12	Description of securities other than equity securities
	12A Debt securities	Not applicable	–
	12B Warrants and rights	Not applicable	–
	12C Other securities	Not applicable	–
	12D American depositary shares	Fees payable by ADR holders	Exhibit 2.6
13	Defaults, dividend arrearages and delinquencies	Not applicable	–
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–
15	Controls and procedures	Cyber security	49 to 51
		Governance	68 to 115
		Directors’ statement of responsibility: Management’s report on internal control over financial reporting	118
		Report of independent registered public accounting firm	125 to 128
16	Reserved
	16A Audit Committee financial expert	Audit and Risk Committee	83
	16B Code of ethics	Our US listing requirements	113
	16C Principal accountant fees and services	Note 3 ‘Operating profit’	145
		Board Committees: Audit and Risk Committee – External audit	87
	16D Exemptions from the listing standards for audit committees	Not applicable	–
	16E Purchase of equity securities by the issuer and affiliated purchasers	Share buybacks	33
	16F Change in registrant’s certifying accountant	Not applicable	–
	16G Corporate governance	Our US listing requirements	113
	16H Mine safety disclosure	Not applicable	–
17	Financial statements	Consolidated financial statements	129 to 214
18	Financial statements	Consolidated financial statements	129 to 214
		Report of independent registered public accounting firm	125 to 128
19	Exhibits	Index of Exhibits	–

The reports of the independent registered public accounting firm and the consolidated financial statements have been extracted, without adjustment, from pages 125 to 214 of the ‘Annual Report and Form 20-F Information 2022’ filed as exhibit 99.1.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vodafone Group Plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Vodafone Group Plc (the Group) as of 31 March 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 March 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at 31 March 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of 31 March 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (2013 framework) and our report dated 16 June 2022 expressed an unqualified opinion thereon.

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

Carrying value of cash generating units, including goodwill

Description of the matter

As more fully described in Note 4 to the consolidated financial statements, in accordance with IAS 36 Impairment of Assets the Group calculates the value in use (‘VIU’) for cash generating units (‘CGUs’) to determine whether an adjustment to the carrying value of the CGU, and therefore, goodwill, is required. As of 31 March 2022, the Group has recorded €31,884 million of goodwill.

The Group’s assessment of the VIU of its CGUs involves estimation and judgement about the future performance of the local market businesses. In particular, the determination of the VIUs was sensitive to the significant assumptions of projected adjusted EBITDAaL growth, long-term growth rates and discount rates.

Auditing the Group’s annual impairment test was complex and involved significant auditor judgement, given the estimation uncertainty related to the significant assumptions described above and the sensitivity of certain VIU models to fluctuations in those assumptions, including where those CGUs had historical impairments, market specific events or other factors which resulted in low headroom.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Group’s goodwill impairment review process, including management’s controls over the significant assumptions described above.

For the annual impairment assessment as at 31 March 2022 we tested, with the help of a valuation specialist, the methodology applied in the VIU models, as compared to the requirements of IAS 36, including the mathematical accuracy of management’s VIU models. We performed procedures to test and assess the significant assumptions used in the VIU models, which included evaluating projected adjusted EBITDAaL growth, for example by comparing underlying assumptions to external data such as economic and industry forecasts for the relevant markets and for consistency with evidence obtained from other areas of our audit. We also compared CGU EBITDAaL multiples to market listed peers and considered independent analyst valuations for individual CGUs, where available. For each CGU, we compared the cash flow projections used in the VIU models to the information approved by the Group’s Board of Directors and evaluated the historical accuracy of management’s business plans, which underpin the VIU models, by comparing prior year forecasts to actual results in the current period. With the assistance of a valuation specialist, we compared long-term growth rates and discount rates against EY independently determined ranges and performed sensitivity analyses on the above-described assumptions in the VIU models, to evaluate the parameters that, should they arise, would cause an impairment of the CGU or would indicate additional disclosures were appropriate.

We also assessed the adequacy of the related disclosures provided in Note 4 of the consolidated financial statements, in particular the sensitivity disclosures in relation to reasonably possible changes in assumptions that could result in impairment.

Revenue Recognition

Description of the matter

As more fully described in Note 2, Note 14 and Note 15 to the consolidated financial statements, the Group reported revenue of €45,580 million, contract assets of €3,551 million and contract liabilities of €2,521 million for the year ended and at, 31 March 2022. Management records revenue according to the principles of IFRS 15, Revenue from Contracts with Customers, including following the 5-step model, as described in the accounting policy in Note 2 to the consolidated financial statements.

Auditing the revenue recorded by the Group is complex, due to the multiple IT systems and tools utilised in the initiation, processing and recording of transactions, which includes a high volume of individually low monetary value transactions, as well as the potential for significant postings outside of the aforementioned IT systems. Furthermore, judgement and the involvement of IT professionals was required to determine the audit approach to test and evaluate the relevant data that was captured and aggregated, and to assess the sufficiency of the audit evidence obtained.

How we addressed the matter in our audit

We, together with our IT professionals, obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Group’s revenue recognition process, including controls over the appropriate flow of transactional data through the IT systems and tools and the reconciliation of the transactional data to the accounting records.

In addition, our audit procedures included, on a sample basis, reperforming billing data to general ledger end-to-end reconciliations, which included assessing the accuracy of the data inputs to underlying source documentation, including contractual agreements, where relevant; testing the mathematical accuracy and completeness of the reconciliations and any material reconciling items, including significant revenue postings outside of the billing systems; and recalculating the revenue recognised to evaluate whether the processing of the revenue recognition by the Group’s IT systems and automated processes was in accordance with IFRS 15.

Recoverability of deferred tax assets in Luxembourg

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

Deferred tax assets in Luxembourg of €16,298 million have been recognised in respect of losses, as management concluded it is probable that the Luxembourg entities will continue to generate taxable profits in the future, against which they can utilise these assets. Management estimates that the losses will be utilised over a period of 45 - 48 years.

The Luxembourg companies’ income and therefore future taxable profits is derived from the Group’s internal financing and procurement and roaming activities. The forecast future finance income can vary based on forecast interest rates and intercompany debt levels, which in turn impacts the timeframe over which the deferred tax asset is forecast to be recovered. Furthermore, Luxembourg owns direct and indirect interests in the Group’s operating activities. The value of these investments is primarily based on the Group’s value in use calculations. Changes in the value for the purposes of local Luxembourg statutory financial statements can result in impairment reversals or charges, which are taxable or tax deductible, respectively, under local law.

Auditing the Group’s recognition and recoverability of deferred tax assets in Luxembourg involves judgements and estimation uncertainty in relation to the availability of future taxable profits, the application of relevant tax transfer pricing and other laws and the period of time over which these assets will be utilised.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls around the recognition of deferred tax assets in Luxembourg, including the calculation of the gross amount of deferred tax assets recorded, the preparation of the prospective financial information used to determine the Luxembourg entities’ future taxable income, and management’s identification and use of available commercial strategies.

To test the realisability of the deferred tax assets in Luxembourg, with the support of tax professionals, our audit procedures included, among others, assessing the existence of available losses, including the impact of current year taxable profits resulting from procurement, roaming and finance income and from the reversal of previously recognised impairments within the local statutory financial statements. Our procedures also included evaluating management’s position on the recoverability of the losses with respect to local tax law and tax planning strategies adopted, testing the calculation of the reversal of previous impairments by, among other procedures, agreeing the value in use calculations to our audit work performed on ‘Carrying value of cash generating units, including goodwill’ and assessing the Luxembourg ownership structure.

We tested the reasonableness of the forecasted procurement and roaming taxable profits utilised in management’s realisability assessment, by comparing to historical actual profits and with evidence obtained from other areas of our audit. To evaluate the forecast finance income, our procedures included, on a sample basis, recalculating finance income with reference to underlying agreements, comparing future interest rates utilised in the forecasts to relevant external benchmarks and the assumed reductions in intergroup debt for consistency with our understanding of relevant guidance in respect of transfer pricing of financial transactions.

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

16 June 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vodafone Group Plc

Opinion on Internal Control Over Financial Reporting

We have audited Vodafone Group Plc’s (the Group) internal control over financial reporting as of 31 March 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Vodafone Group Plc maintained, in all material respects, effective internal control over financial reporting as of 31 March 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of 31 March 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 March 2022, and the related notes and our report dated 16 June 2022 expressed an unqualified opinion thereon.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s report on Internal control over financial reporting on page 118. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Ernst & Young LLP

London, United Kingdom

16 June 2022

Consolidated income statement

for the years ended 31 March

		2022		2021		2020
	Note	€m		€m		€m
Revenue	2	45,580		43,809		44,974
Cost of sales		(30,574)		(30,086)		(30,682)
Gross profit		15,006		13,723		14,292
Selling and distribution expenses		(3,358)		(3,522)		(3,814)
Administrative expenses		(5,713)		(5,350)		(5,810)
Net credit losses on financial assets	22	(561)		(664)		(660)
Share of results of equity accounted associates and joint ventures	12	211		342		(2,505)
Impairment loss	4	–		–		(1,685)
Other income	3	79		568		4,281
Operating profit	3	5,664		5,097		4,099
Non-operating expense		–		–		(3)
Investment income	5	254		330		248
Financing costs	5	(1,964)		(1,027)		(3,549)
Profit before taxation		3,954		4,400		795
Income tax expense	6	(1,330)		(3,864)		(1,250)
Profit/(loss) for the financial year		2,624		536		(455)
Attributable to:
– Owners of the parent		2,088		112		(920)
– Non-controlling interests		536		424		465
Profit/(loss) for the financial year		2,624		536		(455)
Earnings/(loss) per share
From continuing operations
– Basic	8	7.20	c	0.38	c	(3.13)	c
– Diluted	8	7.17	c	0.38	c	(3.13)	c
Total Group
– Basic	8	7.20	c	0.38	c	(3.13)	c
– Diluted	8	7.17	c	0.38	c	(3.13)	c

Consolidated statement of comprehensive income

for the years ended 31 March

		2022	2021	2020
	Note	€m	€m	€m
Profit/(loss) for the financial year		2,624	536	(455)
Other comprehensive income/(expense):
Items that may be reclassified to the income statement in subsequent years:
Foreign exchange translation differences, net of tax		(25)	133	(982)
Foreign exchange translation differences transferred to the income statement		19	(17)	(36)
Other, net of tax[1]		1,863	(3,743)	3,066
Total items that may be reclassified to the income statement in subsequent years		1,857	(3,627)	2,048
Items that will not be reclassified to the income statement in subsequent years:
Net actuarial gains/(losses) on defined benefit pension schemes, net of tax	25	483	(555)	526
Total items that will not be reclassified to the income statement in subsequent years		483	(555)	526
Other comprehensive income/(expense)		2,340	(4,182)	2,574
Total comprehensive income/(expense) for the financial year		4,964	(3,646)	2,119
Attributable to:
– Owners of the parent		4,402	(4,069)	1,696
– Non-controlling interests		562	423	423
		4,964	(3,646)	2,119

Note:

1	Principally includes the impact of the Group’s cash flow hedges deferred to other comprehensive income during the year.

Further details on items in the consolidated statement of comprehensive income can be found in the consolidated statement of changes in equity on page 131.

Consolidated statement of financial position

at 31 March

		31 March 2022	31 March 2021
	Note	€m	€m
Non-current assets
Goodwill	10	31,884	31,731
Other intangible assets	10	21,360	21,818
Property, plant and equipment	11	40,804	41,243
Investments in associates and joint ventures	12	4,268	4,670
Other investments	13	1,073	925
Deferred tax assets	6	19,089	21,569
Post employment benefits	25	555	60
Trade and other receivables	14	6,383	4,777
		125,416	126,793
Current assets
Inventory		836	676
Taxation recoverable		296	434
Trade and other receivables	14	11,019	10,923
Other investments	13	7,931	9,159
Cash and cash equivalents	19	7,496	5,821
		27,578	27,013
Assets held for sale	7	959	1,257
Total assets		153,953	155,063

Equity
Called up share capital	17	4,797	4,797
Additional paid-in capital		149,018	150,812
Treasury shares		(7,278)	(6,172)
Accumulated losses		(122,118)	(121,587)
Accumulated other comprehensive income		30,268	27,954
Total attributable to owners of the parent		54,687	55,804
Non-controlling interests		2,290	2,012
Total equity		56,977	57,816

Non-current liabilities
Borrowings	21	58,131	59,272
Deferred tax liabilities	6	520	2,095
Post employment benefits	25	281	513
Provisions	16	1,881	1,747
Trade and other payables	15	2,516	4,909
		63,329	68,536
Current liabilities
Borrowings	21	11,961	8,488
Financial liabilities under put option arrangements	22	494	492
Taxation liabilities		864	769
Provisions	16	667	892
Trade and other payables	15	19,661	18,070
		33,647	28,711
Total equity and liabilities		153,953	155,063

The consolidated financial statements on pages 129 to 214 were approved by the Board of Directors and authorised for issue on 16 June 2022 and were signed on its behalf by:

/s/ Nick Read	/s/ Margherita Della Valle

Nick Read	Margherita Della Valle
Chief Executive	Chief Financial Officer

Consolidated statement of changes in equity

for the years ended 31 March

		Additional			Accumulated other comprehensive income				Equity	Non-
	Share	paid-in	Treasury	Accumulated	Currency	Pensions	Revaluation		attributable	controlling	Total
	capital[1]	capital[2]	shares	losses	reserve[3]	reserve	surplus[4]	Other[5]	to owners	interests	equity
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
1 April 2019	4,796	152,503	(7,875)	(116,986)	29,284	(1,205)	1,227	213	61,957	1,231	63,188
Issue or reissue of shares	1	1	73	(68)	–	–	–	–	7	–	7
Share-based payments	–	125	–	–	–	–	–	–	125	11	136
Transactions with NCI in subsidiaries	–	–	–	(58)	–	–	–	–	(58)	(102)	(160)
Dividends	–	–	–	(2,317)	–	–	–	–	(2,317)	(348)	(2,665)
Comprehensive (expense)/income	–	–	–	(920)	(976)	526	–	3,066	1,696	423	2,119
(Loss)/profit	–	–	–	(920)	–	–	–	–	(920)	465	(455)
OCI - before tax	–	–	–	–	(951)	640	–	3,771	3,460	(46)	3,414
OCI – taxes	–	–	–	–	19	(114)	–	(705)	(800)	(4)	(804)
Transfer to the income statement	–	–	–	–	(44)	–	–	–	(44)	8	(36)
31 March 2020	4,797	152,629	(7,802)	(120,349)	28,308	(679)	1,227	3,279	61,410	1,215	62,625
Issue or reissue of shares[6]	–	(1,943)	2,033	(87)	–	–	–	–	3	–	3
Share-based payments	–	126	–	–	–	–	–	–	126	10	136
Transactions with NCI in subsidiaries[7]	–	–	–	1,149	–	–	–	–	1,149	748	1,897
Dividends	–	–	–	(2,412)	–	–	–	–	(2,412)	(384)	(2,796)
Comprehensive income/(expense)	–	–	–	112	117	(555)	–	(3,743)	(4,069)	423	(3,646)
Profit	–	–	–	112	–	–	–	–	112	424	536
OCI – before tax	–	–	–	–	124	(686)	–	(4,630)	(5,192)	–	(5,192)
OCI – taxes	–	–	–	–	6	131	–	887	1,024	3	1,027
Transfer to the income statement	–	–	–	–	(13)	–	–	–	(13)	(4)	(17)
Purchase of treasury shares[8]	–	–	(403)	–	–	–	–	–	(403)	–	(403)
31 March 2021	4,797	150,812	(6,172)	(121,587)	28,425	(1,234)	1,227	(464)	55,804	2,012	57,816
Issue or reissue of shares[6]	–	(1,902)	2,000	(98)	–	–	–	–	–	–	–
Share-based payments	–	108	–	–	–	–	–	–	108	11	119
Transactions with NCI in subsidiaries[7]	–	–	–	(38)	–	–	–	–	(38)	237	199
Dividends	–	–	–	(2,483)	–	–	–	–	(2,483)	(532)	(3,015)
Comprehensive income/(expense)	–	–	–	2,088	(32)	483	–	1,863	4,402	562	4,964
Profit	–	–	–	2,088	–	–	–	–	2,088	536	2,624
OCI - before tax	–	–	–	–	(51)	627	–	2,368	2,944	26	2,970
OCI - taxes	–	–	–	–	–	(144)	–	(505)	(649)	–	(649)
Transfer to the income statement	–	–	–	–	19	–	–	–	19	–	19
Purchase of treasury shares[8]	–	–	(3,106)	–	–	–	–	–	(3,106)	–	(3,106)
31 March 2022	4,797	149,018	(7,278)	(122,118)	28,393	(751)	1,227	1,399	54,687	2,290	56,977

Notes:

1	See note 17 ‘Called up share capital’.
2	Includes share premium, capital reserve, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.
3	The currency reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. The cumulative translation differences are recycled to the income statement on disposal of the foreign operation.
4	The revaluation surplus derives from acquisitions of subsidiaries made before the Group’s adoption of IFRS 3 (Revised) on 1 April 2010 and comprises the amounts arising from recognising the Group’s pre-existing equity interest in the acquired subsidiary at fair value.
5	Principally includes the impact of the Group’s cash flow hedges with €3,704 million net gain deferred to other comprehensive income during the year (2021: €5,892 million net loss; 2020: €4,113 million net gain) and €1,422 million net gain (2021: €1,226 million net loss; 2020: €408 million net gain) recycled to the income statement. These hedges primarily relate to foreign exchange exposure on fixed borrowings, with any foreign exchange on nominal balances directly impacting income statement in each period but interest cash flows unwinding to the income statement over the life of the hedges (up to 2059). See note 22 ‘Capital and financial risk management’ for further details.
6	Movements include the re-issue of 1,427 million shares (€1,944 million) in March 2021 to satisfy the first tranche and the re-issue of 1,519 million shares (€1,903 million) in March 2022 to satisfy the second tranche of the Mandatory Convertible Bond issued in March 2019.
7	Principally relates to the IPO of Vantage Towers A.G. See note 27 ‘Acquisitions and disposals’ for details.
8	Represents the irrevocable and non-discretionary share buyback programmes announced on 19 March 2021, 19 May 2021, 23 July 2021, 17 November 2021 and 9 March 2022.

Consolidated statement of cash flows

for the years ended 31 March

		2022	2021	2020
	Note	€m	€m	€m
Inflow from operating activities	18	18,081	17,215	17,379
Cash flows from investing activities
Purchase of interests in subsidiaries, net of cash acquired	27	–	(136)	(10,295)
Purchase of interests in associates and joint ventures	12	(445)	(13)	(1,424)
Purchase of intangible assets		(3,262)	(3,227)	(2,423)
Purchase of property, plant and equipment		(5,798)	(5,413)	(5,182)
Purchase of investments		(2,009)	(3,726)	(1,832)
Disposal of interests in subsidiaries, net of cash disposed	27	–	157	4,427
Disposal of interests in associates and joint ventures		446	420	–
Disposal of property, plant and equipment and intangible assets		33	43	61
Disposal of investments		3,282	1,704	7,792
Dividends received from associates and joint ventures		638	628	417
Interest received		247	301	371
Outflow from investing activities		(6,868)	(9,262)	(8,088)
Cash flows from financing activities
Proceeds from issue of long-term borrowings		2,548	4,359	9,933
Repayment of borrowings		(8,248)	(12,237)	(16,028)
Net movement in short-term borrowings		3,002	(2,791)	2,488
Net movement in derivatives		(293)	279	98
Interest paid[1]		(1,804)	(2,152)	(2,284)
Payments for settlement of written put options[2]		–	(1,482)	–
Purchase of treasury shares		(2,087)	(62)	(821)
Issue of ordinary share capital and reissue of treasury shares	17	–	5	7
Equity dividends paid	9	(2,474)	(2,427)	(2,296)
Dividends paid to non-controlling shareholders in subsidiaries		(539)	(391)	(348)
Other transactions with non-controlling shareholders in subsidiaries	27	189	1,663	(160)
Other movements with associates and joint ventures		–	40	59
Outflow from financing activities		(9,706)	(15,196)	(9,352)
Net cash inflow/(outflow)		1,507	(7,243)	(61)
Cash and cash equivalents at beginning of the financial year	19	5,790	13,288	13,605
Exchange gain/(loss) on cash and cash equivalents		74	(255)	(256)
Cash and cash equivalents at end of the financial year	19	7,371	5,790	13,288

Notes:

1	Amount for 2022 includes €58 million (2021: €9 million inflow; 2020: €273 million outflow) of cash inflow on derivative financial instruments for the share buyback related to maturing tranches of mandatory convertible bonds.
2	Amount for 2021 reflects the settlement of a tender offer made to other shareholders of Kabel Deutschland Holding A.G.

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

The consolidated financial statements are prepared in accordance with UK-adopted International Accounting Standards (‘IAS’), with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and with the requirements of the Companies Act 2006 (the ‘Act’). The consolidated financial statements are prepared on a going concern basis (see page 118).

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

Management regularly reviews, and revises as necessary, the accounting judgements that significantly impact the amounts recognised in the financial statements and the estimates that are considered to be ‘critical estimates’ due to their potential to give rise to material adjustments in the Group’s financial statements in the year to 31 March 2023. As at 31 March 2022, management has identified critical judgements in respect of revenue recognition, lease accounting, valuing assets and liabilities acquired in business combinations, the accounting for tax disputes in India, the classification of joint arrangements, whether to recognise provisions or to disclose contingent liabilities and the impacts of climate change. In addition, management has identified critical accounting estimates in relation to the recovery of deferred tax assets, post employment benefits and impairment reviews; estimates have also been identified that are not considered to be critical in respect of the allocation of revenue to goods and services, the useful economic lives of finite lived intangibles and property, plant and equipment.

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

Notes to the consolidated financial statements (continued)

Gross versus net presentation

If the Group has control of goods or services when they are delivered to a customer, then the Group is the principal in the sale to the customer; otherwise the Group is acting as an agent. Whether the Group is considered to be the principal or an agent in the transaction depends on analysis by management of both the legal form and substance of the agreement between the Group and its business partners; such judgements impact the amount of reported revenue and operating expenses (see note 2 ‘Revenue disaggregation and segmental analysis’) but do not impact reported assets, liabilities or cash flows. Scenarios requiring judgement to determine whether the Group is a principal or an agent include, for example, those where the Group delivers third-party branded software or services (such as premium music, TV content or cloud-based services) to customers and good or services delivered to customers in partnership with a third-party.

Allocation of revenue to goods and services provided to customers

Revenue is recognised when goods and services are delivered to customers (see note 2 ‘Revenue disaggregation and segmental analysis’). Goods and services may be delivered to a customer at different times under the same contract, hence it is necessary to allocate the amount payable by the customer between goods and services on a ‘relative standalone selling price basis’; this requires the identification of performance obligations (‘obligations’) and the determination of standalone selling prices for the identified obligations. The determination of obligations is, for the primary goods and services sold by the Group, not considered to be a critical accounting judgement; the Group’s policy on identifying obligations is disclosed in note 2 ‘Revenue disaggregation and segmental analysis’. The determination of standalone selling prices for identified obligations is discussed below.

It is necessary to estimate the standalone price when the Group does not sell equivalent goods or services in similar circumstances on a standalone basis. When estimating the standalone price the Group maximises the use of external inputs; methods for estimating standalone prices include determining the standalone price of similar goods and services sold by the Group, observing the standalone prices for similar goods and services when sold by third parties or using a cost-plus reasonable margin approach (which is sometimes the case for devices and other equipment). Where it is not possible to reliably estimate standalone prices due to a lack of observable standalone sales or highly variable pricing, which is sometimes the case for services, the standalone price of an obligation may be determined as the transaction price less the standalone prices of other obligations in the contract. The standalone price determined for obligations materially impacts the allocation of revenue between obligations and impacts the timing of revenue when obligations are provided to customers at different times – for example, the allocation of revenue between devices, which are usually delivered up-front, and services which are typically delivered over the contract period. However, there is not considered to be a significant risk of material adjustment to the carrying value of contract-related assets or liabilities in the 12 months after the balance sheet date if these estimates were revised.

Lease accounting

Lease accounting under IFRS 16 is complex and necessitates the collation and processing of very large amounts of data and the increased use of management judgements and estimates to produce financial information. The most significant accounting judgements are disclosed below.

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

Notes to the consolidated financial statements (continued)

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

Lease term

Where leases include additional optional periods after an initial lease term, significant judgement is required in determining whether these optional periods should be included when determining the lease term. The impact of this judgement is significantly greater where the Group is a lessee. As a lessee, optional periods are included in the lease term if the Group is reasonably certain it will exercise an extension option or will not exercise a termination option; this depends on an analysis by management of all relevant facts and circumstances including the leased asset's nature and purpose, the economic and practical potential for replacing the asset and any plans that the Group has in place for the future use of the asset. Where a leased asset is highly customised (either when initially provided or as a result of leasehold improvements) or it is impractical or uneconomic to replace then the Group is more likely to judge that lease extension options are reasonably certain to be exercised. The value of the right-of-use asset and lease liability will be greater when extension options are included in the lease term. The normal approach adopted for lease term by asset class is described below.

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

Lease terms are reassessed if a significant event or change in circumstances occurs relating to the leased assets that is within the control of the Group; such changes usually relate to commercial agreements entered into by the Group, or business decisions made by the Group. Where such changes change the Group’s assessment of whether it is reasonably certain to exercise options to extend, or not terminate leases, then the lease term is reassessed and the lease liability is remeasured, which in most cases will increase the lease liability.

Taxation

The Group’s tax charge on ordinary activities is the sum of the total current and deferred tax charges. The calculation of the Group’s total tax charge involves estimation and judgement in respect of certain matters, being principally:

Recognition of deferred tax assets

Significant items on which the Group has exercised accounting estimation and judgement include the recognition of deferred tax assets in respect of losses in Luxembourg, Germany, Italy and Spain as well as capital allowances in the United Kingdom. The recognition of deferred tax assets, particularly in respect of tax losses, is based upon whether management judge that it is probable that there will be sufficient and suitable taxable profits in the relevant legal entity or tax group against which to utilise the assets in the future. The Group assesses the availability of future taxable profits using the same undiscounted five year forecasts for the Group’s operations as are used in the Group’s value in use calculations (see note 4 ‘Impairment losses’).

Notes to the consolidated financial statements (continued)

In the case of Luxembourg, this includes forecasts of future income from the Group's internal financing, centralised procurement and roaming activities.

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

The Group only considers substantively enacted tax laws when assessing the amount and availability of tax losses to offset against the future taxable profits. See note 6 ‘Taxation’ to the consolidated financial statements.

See additional commentary relating to climate change on page 158.

Uncertain tax positions

The tax impact of a transaction or item can be uncertain until a conclusion is reached with the relevant tax authority or through a legal process. The Group uses in-house tax experts when assessing uncertain tax positions and seeks the advice of external professional advisors where appropriate. The most significant judgement in this area relates to the Group’s tax disputes in India, including the cases relating to the Group’s acquisition of Hutchison Essar Limited (Vodafone India). Further details of the tax disputes in India are included in note 29 ‘Contingent liabilities and legal proceedings’ to the consolidated financial statements.

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

See note 27 ‘Acquisitions and disposals’ to the consolidated financial statements for further details.

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

The classification can have a material impact on the consolidated financial statements. The Group’s share of assets, liabilities, revenue, expenses and cash flows of joint operations are included in the consolidated financial statements on a line-by-line basis, whereas the Group’s investment and share of results of joint ventures are shown within single line items in the consolidated statement of financial position and consolidated income statement respectively. See note 12 ‘Investments in associates and joint arrangements’ to the consolidated financial statements.

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

Notes to the consolidated financial statements (continued)

Estimation of useful life

The useful life over which intangible assets are amortised depends on management’s estimate of the period over which economic benefit will be derived from the asset. Useful lives are periodically reviewed to ensure that they remain appropriate. Management’s estimates of useful life have a material impact on the amount of amortisation recorded in the year, but there is not considered to be a significant risk of material adjustment to the carrying values of intangible assets in the year to 31 March 2023 if these estimates were revised. The basis for determining the useful life for the most significant categories of intangible assets are discussed below.

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

Property, plant and equipment

Property, plant and equipment represents 26.5% of the Group’s total assets (2021: 26.6)%. Estimates and assumptions made may have a material impact on their carrying value and related depreciation charge. See note 11 ‘Property, plant and equipment’ to the consolidated financial statements for further details.

Estimation of useful life

The depreciation charge for an asset is derived using estimates of its expected useful life and expected residual value, which are reviewed annually. Management’s estimates of useful life have a material impact on the amount of depreciation recorded in the year, but there is not considered to be a significant risk of material adjustment to the carrying values of property, plant and equipment in the year to 31 March 2023 if these estimates were revised.

Management determines the useful lives and residual values for assets when they are acquired, based on experience with similar assets and taking into account other relevant factors such as any expected changes in technology.

See additional commentary relating to climate change, below.

Post employment benefits

Management uses estimates when determining the Group’s liabilities and expenses arising for defined benefit pension schemes. Management is required to estimate the future rates of inflation, salary increases, discount rates and longevity of members, each of which may have a material impact on the defined benefit obligations that are recorded. Further details, including a sensitivity analysis, are included in note 25 ‘Post employment benefits’ to the consolidated financial statements.

Contingent liabilities

The Group exercises judgement to determine whether to recognise provisions and the exposures to contingent liabilities related to pending litigations or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities (see note 29 ‘Contingent liabilities and legal proceedings’ to the consolidated financial statements). Judgement is necessary to assess the likelihood that a pending claim will succeed, or a liability will arise.

Impairment reviews

IFRS requires management to perform impairment tests annually for indefinite lived assets, for finite lived assets and for equity accounted investments, if events or changes in circumstances indicate that their carrying amounts may not be recoverable.

A lack of observable market data on fair values for equivalent assets means that the Group’s valuation approach for impairment testing focuses primarily on value in use. For a number of reasons, transaction values agreed as part of any business acquisition or disposal may be higher than the assessed value in use. Where the Group has interests in listed entities, market data, such as share price, is used to assess the fair value of those interests.

For operations that are classified as held for sale, management is required to determine whether the carrying value of the discontinued operation can be supported by the fair value less costs to sell. Where not observable in a quoted market, management has determined fair value less costs to sell by reference to the outcomes from the application of a number of

Notes to the consolidated financial statements (continued)

potential valuation techniques, determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

Impairment testing requires management to judge whether the carrying value of assets can be supported by the net present value of future cash flows that they generate. Calculating the net present value of the future cash flows requires estimates to be made in respect of highly uncertain matters including management's expectations of:

–	Growth in adjusted EBITDAaL, calculated as adjusted operating profit before depreciation and amortisation;
–	Timing and amount of future capital expenditure, licence and spectrum payments;
–	Long-term growth rates; and
–	Appropriate discount rates to reflect the risks involved.

A long-term growth rate into perpetuity has been determined as the lower of:

-	The nominal GDP growth rates for the country of operation; and
-	The long-term compound annual growth rate in adjusted EBITDAaL in years six to ten, as estimated by management.

Changing the assumptions selected by management, in particular the adjusted EBITDAaL and growth rate assumptions used in the cash flow projections, could significantly affect the Group’s impairment evaluation and hence reported assets and profits or losses. Further details, including a sensitivity analysis, are included in note 4 'Impairment losses' to the consolidated financial statements.

See additional commentary relating to climate change, below.

Climate change

The potential climate change-related risks and opportunities to which the Group is exposed, as identified by management, are disclosed in the Group’s TCFD disclosures on pages 66 and 67. Management has assessed the potential financial impacts relating to the identified risks, primarily considering the useful lives of, and retirement obligations for, property, plant and equipment, the possibility of impairment of goodwill and other long-lived assets and the recoverability of the Group’s deferred tax assets. Management has exercised judgement in concluding that there are no further material financial impacts of the Group’s climate-related risks and opportunities on the consolidated financial statements. These judgements will be kept under review by management as the future impacts of climate change depend on environmental, regulatory and other factors outside of the Group’s control which are not all currently known.

Significant accounting policies applied in the current reporting period that relate to the financial statements as a whole

Accounting convention

The consolidated financial statements are prepared on a historical cost basis except for certain financial and equity instruments that have been measured at fair value.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company, subsidiaries controlled by the Company (see note 31 ‘Related undertakings’ to the consolidated financial statements), joint operations that are subject to joint control and the results of joint ventures and associates (see note 12 ‘Investments in associates and joint arrangements’ to the consolidated financial statements).

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

Notes to the consolidated financial statements (continued)

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

The net foreign exchange loss recognised in the consolidated income statement for the year ended 31 March 2022 is €309 million (31 March 2021: €13 million loss; 2020: €146 million loss). The net gains and net losses are recorded within operating profit (2022: €24 million charge; 2021: €3 million credit; 2020: €61 million credit), financing costs (2022: €284 million charge; 2021: €23 million charge; 2020: €205 million charge) and income tax expense (2022: €1 million charge; 2021: €7 million credit; 2020: €2 million charge). The foreign exchange gains and losses included within other income and non- operating expense arise on the disposal of subsidiaries, interests in joint ventures, associates and investments from the recycling of foreign exchange gains and losses previously recognised in the consolidated statement of comprehensive income.

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

New accounting pronouncements adopted on 1 April 2021

The Group adopted the following new accounting policies on 1 April 2021 to comply with amendments to IFRS. The accounting pronouncements, none of which had a material impact on the Group’s financial reporting on adoption, are:

–	Amendments to IFRS 16 ‘Covid-19-Related Rent Concessions’ and ‘Covid-19-Related Rent Concessions beyond 30 June 2021’; and
–	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 ‘Interest Rate Benchmark Reform - Phase 2’.

New accounting pronouncements and basis of preparation changes to be adopted on or after 1 April 2022

The IASB has issued the following pronouncements for annual periods beginning on or after 1 January 2022:

–	Annual Improvements to IFRS Standards 2018-2020;
–	Amendments to IAS 16 ‘Property, Plant and Equipment: Proceeds before Intended Use’;

Notes to the consolidated financial statements (continued)

–	Amendments to IAS 37 ‘Onerous Contracts - Cost of Fulfilling a Contract’; and
–	Amendments to IFRS 3 ‘Reference to the Conceptual Framework’.

These amendments have been endorsed by the UK Endorsement Board. The Group’s financial reporting will be presented in accordance with the above new standards from 1 April 2022. The changes are not expected to have a material impact on the consolidated income statement, consolidated statement of financial position or consolidated statement of cash flows.

In addition, it is expected that Turkey will meet the requirements to be designated as a hyper-inflationary economy under IAS 29 ‘Financial Reporting in Hyper-Inflationary Economies’ in the quarter to 30 June 2022 and that the Group’s financial reporting relating to Turkey during the year ending 31 March 2023 will be in accordance with IAS 29. Under IAS 29, Turkish Lira results and non-monetary asset and liability balances are revalued to present value equivalent local currency amounts (adjusted based on an inflation index) before translation to euros at reporting-date exchange rates.

New accounting pronouncements to be adopted on or after 1 April 2023

The following new standards and narrow-scope amendments have been issued by the IASB and are effective for annual periods beginning on or after 1 January 2023; they were not endorsed by the EU at 31 December 2020 and have not yet been endorsed by the UK Endorsement Board.

–	IFRS 17 ‘Insurance Contracts’ and Amendments to IFRS 17 ‘Insurance Contracts’;
–	Amendments to IAS 1 ‘Classification of Liabilities as Current or Non-Current’;
–	Amendments to IAS 1 ‘Disclosure of Accounting Policies’;
–	Amendment to IAS 8 ‘Definition of Accounting Estimates’; and
–	Amendment to IAS 12 ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction’.

The Group is assessing the impact of these new standards and the Group’s financial reporting will be presented in accordance with these standards from 1 April 2023 as applicable.

2. Revenue disaggregation and segmental analysis

The Group’s businesses are managed on a geographical basis. Selected financial data is presented on this basis below.

Accounting policies

Revenue

When the Group enters into an agreement with a customer, goods and services deliverable under the contract are identified as separate performance obligations (‘obligations’) to the extent that the customer can benefit from the goods or services on their own and that the separate goods and services are considered distinct from other goods and services in the agreement. Where individual goods and services do not meet the criteria to be identified as separate obligations they are aggregated with other goods and/or services in the agreement until a separate obligation is identified. The obligations identified will depend on the nature of individual customer contracts, but might typically be separately identified for mobile handsets, other equipment such as set-top boxes and routers provided to customers and services provided to customers such as mobile and fixed line communication services. Where goods and services have a functional dependency (for example, a fixed line router can only be used with the Group’s services) this does not, in isolation, prevent those goods or services from being assessed as separate obligations. Activities relating to connecting customers to the Group’s network for the future provision of services are not considered to meet the criteria to be recognised as obligations except to the extent that the control of related equipment passes to customers.

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

The transaction price is allocated between the identified obligations according to the relative standalone selling prices of the obligations. The standalone selling price of each obligation deliverable in the contract is determined according to the prices that the Group would achieve by selling the same goods and/or services included in the obligation to a similar customer on a

Notes to the consolidated financial statements (continued)

standalone basis; where standalone selling prices are not directly observable, estimation techniques are used maximising the use of external inputs. See ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 for details. Revenue is recognised when the respective obligations in the contract are delivered to the customer and cash collection is considered probable. Revenue for the provision of services, such as mobile airtime and fixed line broadband, is recognised when the Group provides the related service during the agreed service period.

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

When the Group has control of goods or services prior to delivery to a customer, then the Group is the principal in the sale to the customer. As a principal, receipts from, and payments to, suppliers are reported on a gross basis in revenue and operating costs. If another party has control of goods or services prior to transfer to a customer, then the Group is acting as an agent for the other party and revenue in respect of the relevant obligations is recognised net of any related payments to the supplier and recognised revenue represents the margin earned by the Group. See ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 for details.

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

Revenue disaggregation and segmental income statement analysis

Revenue reported for the year includes revenue from contracts with customers, comprising service and equipment revenue, as well as other revenue items including revenue from leases and interest revenue arising from transactions with a significant financing component.

Notes to the consolidated financial statements (continued)

The table below presents Revenue and Adjusted EBITDAaL for the year ended 31 March 2022 under the updated segmental reporting structure.

			Revenue from			Total
	Service	Equipment	contracts with	Other	Interest	segment	Adjusted
	revenue	revenue	customers	revenue[1]	revenue	revenue	EBITDAaL
31 March 2022	€m	€m	€m	€m	€m	€m	€m
Germany	11,616	1,126	12,742	365	21	13,128	5,669
Italy	4,379	525	4,904	108	10	5,022	1,699
UK	5,154	1,333	6,487	69	33	6,589	1,395
Spain	3,714	369	4,083	73	24	4,180	957
Other Europe	5,001	528	5,529	105	19	5,653	1,606
Vodacom	4,635	950	5,585	384	24	5,993	2,125
Other Markets	3,420	404	3,824	6	–	3,830	1,335
Vantage Towers	–	–	–	1,252	–	1,252	619
Common Functions[2]	522	53	575	838	1	1,414	(197)
Eliminations	(238)	(1)	(239)	(1,242)	–	(1,481)	–
Group	38,203	5,287	43,490	1,958	132	45,580	15,208

The table below presents Revenue and Adjusted EBITDAaL for the year ended 31 March 2022 under the previous segmental reporting structure.

			Revenue from			Total
	Service	Equipment	contracts with	Other	Interest	segment	Adjusted
	revenue	revenue	customers	revenue[1]	revenue	revenue	EBITDAaL
31 March 2022	€m	€m	€m	€m	€m	€m	€m
Germany	11,616	1,126	12,742	424	21	13,187	5,978
Italy	4,379	525	4,904	108	10	5,022	1,699
UK	5,154	1,333	6,487	69	33	6,589	1,457
Spain	3,714	369	4,083	92	24	4,199	1,041
Other Europe	5,001	528	5,529	189	19	5,737	1,770
Vodacom	4,635	950	5,585	384	24	5,993	2,125
Other Markets	3,420	404	3,824	6	–	3,830	1,335
Common Functions[2]	522	53	575	838	1	1,414	(197)
Eliminations	(238)	(1)	(239)	(152)	–	(391)	–
Group	38,203	5,287	43,490	1,958	132	45,580	15,208

Notes:

1	Other revenue includes lease revenue recognised under IFRS 16 ‘Leases’ (see note 20 ‘Leases’).
2	Comprises central teams and business functions.

The tables below present Revenue and Adjusted EBITDAaL comparative information for the years ended 31 March 2021 and 31 March 2020 under the previous segmental reporting structure.

			Revenue from			Total
	Service	Equipment	contracts with	Other	Interest	segment	Adjusted
	revenue	revenue	customers	revenue[1]	revenue	revenue	EBITDAaL
31 March 2021	€m	€m	€m	€m	€m	€m	€m
Germany	11,520	1,055	12,575	380	29	12,984	5,634
Italy	4,458	446	4,904	97	13	5,014	1,597
UK	4,848	1,206	6,054	44	53	6,151	1,367
Spain	3,788	292	4,080	64	22	4,166	1,044
Other Europe	4,859	549	5,408	124	17	5,549	1,760
Vodacom	4,083	800	4,883	282	16	5,181	1,873
Other Markets	3,312	441	3,753	12	–	3,765	1,228
Common Functions[2]	470	36	506	862	–	1,368	(117)
Eliminations	(197)	(1)	(198)	(171)	–	(369)	–
Group	37,141	4,824	41,965	1,694	150	43,809	14,386

Notes to the consolidated financial statements (continued)

			Revenue from			Total
	Service	Equipment	contracts with	Other	Interest	segment	Adjusted
	revenue	revenue	customers	revenue[1]	revenue	revenue	EBITDAaL
31 March 2020	€m	€m	€m	€m	€m	€m	€m
Germany	10,696	1,055	11,751	300	25	12,076	5,077
Italy	4,833	583	5,416	101	12	5,529	2,068
UK	5,020	1,333	6,353	63	68	6,484	1,500
Spain	3,904	318	4,222	51	23	4,296	1,009
Other Europe	4,890	539	5,429	94	18	5,541	1,738
Vodacom	4,470	864	5,334	190	7	5,531	2,088
Other Markets	3,796	552	4,348	36	2	4,386	1,400
Common Functions[2]	494	53	547	1,020	–	1,567	1
Eliminations	(232)	(2)	(234)	(202)	–	(436)	–
Group	37,871	5,295	43,166	1,653	155	44,974	14,881

Notes:

1	Other revenue includes lease revenue recognised under IFRS 16 ‘Leases’ (see note 20 ‘Leases’).
2	Comprises central teams and business functions.

The total future revenue from the remaining term of Group’s contracts with customers for performance obligations not yet delivered to those customers at 31 March 2022 is €20,013 million (2021: €21,038 million; 2020: €20,336 million); of which €12,913 million (2021: €14,110 million; 2020: €13,456 million) is expected to be recognised within the next year and the majority of the remaining amount in the following 12 months.

Segmental analysis

The Group’s operating segments are established on the basis of those components of the Group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Group has determined the chief operating decision maker to be its Chief Executive. The Group has a single group of similar services and products, being the supply of communications services and related products.

Following the IPO of Vantage Towers A.G. (‘Vantage Towers’) in March 2021, the Group has updated its segmental reporting structure to reflect the way in which the Group now manages its operations with Vantage Towers now reported as a new segment within the Vodafone Group’s financial results. This change in reporting structure has taken effect for the year ended 31 March 2022 onwards. Total revenue is unaffected as charges from Vantage Towers to operating companies are eliminated on consolidation. There has been no change to the segmental presentation of amounts derived from the income statement for comparative periods, which remain as previously disclosed. Segmental information for the years ended 31 March 2021 and 31 March 2020 is presented on the previous basis of segmental reporting.

Revenue is attributed to a country based on the location of the Group company reporting the revenue. Transactions between operating segments are charged at arm’s-length prices.

With the exception of Vodacom, which is a legal entity encompassing South Africa and certain other smaller African markets, and Vantage Towers, which comprises companies providing mobile tower infrastructure in a number of European markets, segment information is primarily provided on the basis of geographic areas, being the basis on which the Group manages its worldwide interests.

The operating segments for Germany, Italy, UK, Spain, Vodacom and Vantage Towers are individually material for the Group and are each reporting segments for which certain financial information is provided. The aggregation of smaller operating segments into the Other Europe and Other Markets reporting segments reflects, in the opinion of management, the similar local market economic characteristics and regulatory environments for each of those operating segments as well as the similar products and services sold and comparable classes of customers. In the case of the Other Europe region (comprising Albania, Czech Republic, Greece, Hungary, Ireland, Portugal and Romania), this largely reflects membership or a close association with the European Union, while the Other Markets segment (comprising Egypt, Ghana and Turkey) largely includes developing economies with less stable economic or regulatory environments. Common Functions is a separate reporting segment and comprises activities which are undertaken primarily in central Group entities that do not meet the criteria for aggregation with other reporting segments.

Notes to the consolidated financial statements (continued)

A reconciliation of adjusted EBITDAaL, the Group’s measure of segment profit, to the Group’s profit or loss before taxation for the financial year is shown below.

	2022	2021	2020
	€m	€m	€m
Adjusted EBITDAaL	15,208	14,386	14,881
Restructuring costs	(346)	(356)	(695)
Interest on lease liabilities	398	374	330
Loss on disposal of owned assets	(28)	(30)	(54)
Depreciation and amortisation on owned assets	(9,858)	(10,187)	(10,454)
Share of results of equity accounted associates and joint ventures	211	342	(2,505)
Impairment losses	–	–	(1,685)
Other income	79	568	4,281
Operating profit	5,664	5,097	4,099
Non-operating expense	–	–	(3)
Investment income	254	330	248
Finance costs	(1,964)	(1,027)	(3,549)
Profit before taxation	3,954	4,400	795

Segmental assets

The tables below present the segmental assets for the year ended 31 March 2022 in line with our updated segmental reporting structure and under the previous basis of segmental reporting.

				Other	Depreciation
	Non-current	Capital	Right-of-use	additions to	and
	assets[1]	additions[2]	asset additions	intangible assets[3]	amortisation	Impairment loss
31 March 2022	€m	€m	€m	€m	€m	€m
Germany	43,190	2,670	795	–	3,981	–
Italy	10,519	840	670	255	1,929	–
UK	6,226	832	580	229	1,905	–
Spain	6,433	676	422	291	1,499	–
Other Europe	8,548	1,009	502	126	1,511	–
Vodacom	6,383	853	187	–	920	–
Other Markets	2,467	530	229	–	598	–
Vantage Towers	8,179	366	320	–	523	–
Common Functions	2,103	844	123	–	979	–
Group	94,048	8,620	3,828	901	13,845	–

				Other	Depreciation
	Non-current	Capital	Right-of-use	additions to	and
	assets[1]	additions[2]	asset additions	intangible assets[3]	amortisation	Impairment loss
31 March 2022	€m	€m	€m	€m	€m	€m
Germany	47,310	2,885	909	–	4,112	–
Italy	10,519	840	670	255	1,929	–
UK	7,612	888	639	229	2,073	–
Spain	7,066	704	478	291	1,567	–
Other Europe	10,588	1,076	593	126	1,667	–
Vodacom	6,383	853	187	–	920	–
Other Markets	2,467	530	229	–	598	–
Common Functions	2,103	844	123	–	979	–
Group	94,048	8,620	3,828	901	13,845	–

Notes:

1Comprises goodwill, other intangible assets and property, plant and equipment.
2Includes additions to property, plant and equipment (excluding right-of-use assets,), computer software and development costs, reported within Intangible assets.
3Includes additions to licences and spectrum and customer base acquisitions.

Notes to the consolidated financial statements (continued)

Segmental assets

The tables below present the comparative segmental assets for the years ended 31 March 2021 and 31 March 2020 under the previous segmental reporting structure.

					Depreciation
	Non-current	Capital	Right-of-use	Other additions to	and
	assets[1]	additions[2]	asset additions	intangible assets[3]	amortisation	Impairment loss
31 March 2021	€m	€m	€m	€m	€m	€m
Germany	47,563	2,772	1,133	1	4,836	–
Italy	10,707	805	758	17	2,025	–
UK	7,968	822	1,138	–	2,202	–
Spain	7,213	772	700	9	1,579	–
Other Europe	10,369	968	1,016	431	1,727	–
Vodacom	5,839	703	174	–	872	–
Other Markets	2,988	512	247	439	666	–
Common Functions	2,145	829	140	–	194	–
Group	94,792	8,183	5,306	897	14,101	–

	Non-current	Capital	Right-of-use	Other additions to	Depreciation and
	assets[1]	additions[2]	asset additions	intangible assets[3]	amortisation	Impairment loss
31 March 2020	€m	€m	€m	€m	€m	€m
Germany	48,266	2,278	912	1,613	4,805	–
Italy	11,119	697	1,645	24	1,958	–
UK	7,790	753	733	–	2,160	–
Spain	7,229	761	386	–	1,763	(840)
Other Europe	9,138	823	298	29	1,706	(740)
Vodacom	5,400	802	174	55	939	–
Other Markets	2,963	587	290	55	672	–
Common Functions	2,217	821	155	–	171	(105)
Group	94,122	7,522	4,593	1,776	14,174	(1,685)

Notes:

1	Comprises goodwill, other intangible assets and property, plant and equipment.
2	Includes additions to property, plant and equipment (excluding right-of-use assets,), computer software and development costs, reported within Intangible assets.
3	Includes additions to licences and spectrum and customer base acquisitions.

3. Operating profit

Detailed below are the key amounts recognised in arriving at our operating profit

Notes to the consolidated financial statements (continued)

	2022	2021	2020
	€m	€m	€m
Amortisation of intangible assets (note 10)	4,044	4,421	4,459
Depreciation of property, plant and equipment (note 11):
Owned assets	5,857	5,766	5,995
Leased assets	3,944	3,914	3,720
Impairment losses (note 4)	–	–	1,685
Staff costs (note 24)	5,334	5,157	5,462
Amounts related to inventory included in cost of sales	5,671	5,160	5,699
Own costs capitalised attributable to the construction or acquisition of property, plant and equipment	(1,092)	(995)	(902)
Gain on disposal of Indus Towers Limited[1]	110	–	–
Pledge arrangements in respect of Indus Towers Limited[1] (note 29)	(15)	(429)	–
Net gain on formation of TPG Telecom[1] (note 12)	–	1,043	–
Net gain on formation of Indus Towers Limited[1] (note 12)	–	292	–
Settlement of tender offer to KDG shareholders[1]	–	(204)	–
Net gain on disposal of Vodafone New Zealand[1]	–	–	(1,078)
Net gain on disposal of tower infrastructure in Italy[1]	–	–	(3,356)
Net gain on disposal of Vodafone Malta[1]	–	–	(170)

Note:

1	Included in Other income and expense in the Consolidated income statement.

The total remuneration of the Group's auditor, Ernst & Young LLP and other member firms of Ernst & Young Global Limited, for services provided to the Group during the year ended 31 March 2022 is analysed below.

	2022	2021	2020
		Re-presented[1]
	€m	€m	€m
Parent company	4	3	4
Subsidiaries[2]	19	18	17
Subsidiaries - new accounting standards[3]	–	–	1
Audit fees[4]	23	21	22

Vantage Towers IPO[5]	–	11	5
Audit-related[6]	2	–	1
Corporate finance[7]	–	–	1
Non-audit fees	2	11	7

Total fees	25	32	29

Notes:

1	Audit fees of subsidiaries for the year ended 31 March 2021 have increased by €1 million compared to the amount previously reported. Similarly, Vantage Towers IPO non-audit fees have increased by €3 million. This is to include fees agreed during the year ended 31 March 2022 but which related to the year ended 31 March 2021.
2	During the year ended 31 March 2021, audit fees of €1 million were incurred for incremental financial statement audit services during the IPO of Vantage Towers A.G.
3	Fees for the implementation of new accounting standards, notably IFRS 15 ‘Revenue from Contracts with Customers’ and IFRS 16 ‘Leases’.
4	Includes fees in connection with the interim review, preliminary announcement and controls audit required under Section 404 of the Sarbanes Oxley Act. In total this amounted to €1 million in each of the years presented.
5	Fees incurred for IPO services relating to the IPO of Vantage Towers A.G. on 18 March 2021.
6	Fees for statutory and regulatory filings during the year.
7	At the time of the Board decision to recommend Ernst & Young LLP as the statutory auditor for the year ended 31 March 2020 in February 2019, Ernst & Young LLP were providing a range of services to the Group. All services that were prohibited by the Financial Reporting Council (‘FRC’) or Securities and Exchange Commission (‘SEC’) for a statutory auditor to provide ceased by 31 March 2019. All engagements that were not prohibited by the FRC or SEC but were not in accordance with the Group’s own internal approval policy for non-audit services, ceased early in the financial year ended 31 March 2020 to enable a smooth transition to alternative suppliers, where required.

Notes to the consolidated financial statements (continued)

4. Impairment losses

Impairment occurs when the carrying value of assets is greater than the present value of the net cash flows they are expected to generate. We review the carrying value of assets for each country in which we operate at least annually. For further details of our impairment review process see ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation’ to the consolidated financial statements.

Accounting policies

Goodwill

Goodwill is not subject to amortisation but is tested for impairment annually or whenever there is an indication that the asset may be impaired.

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. The determination of the Group’s cash-generating units is primarily based on the geographic area where the Group supplies communications services and products. If cash flows from assets within one jurisdiction are largely independent of the cash flows from other assets in that same jurisdiction and management monitors performance separately, multiple cash-generating units are identified within that geographic area.

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

Management prepares formal five year plans for the Group’s cash-generating units, which are the basis for the value in use calculations.

Property, plant and equipment, finite lived intangible assets and equity accounted investments

At each reporting period date, the Group reviews the carrying amounts of its property, plant and equipment, finite lived intangible assets and equity- accounted investments to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

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

Notes to the consolidated financial statements (continued)

Impairment losses

Following our annual impairment review, the impairment charges recognised in the consolidated income statement within operating profit are stated below. Further detail on the events and circumstances that led to the recognition of the impairment charges is included below.

		2022	2021	2020
Cash-generating unit	Reportable segment	€m	€m	€m
Spain	Spain	–	–	840
Ireland	Other Europe	–	–	630
Romania	Other Europe	–	–	110
Vodafone Automotive	Common Functions	–	–	105
		–	–	1,685

Goodwill

The remaining carrying value of goodwill at 31 March was as follows:

	2022	2021
	€m	€m
Germany	20,335	20,335
Vantage Towers Germany	2,565	2,565
Italy	2,481	2,481
Other	6,503	6,350
	31,884	31,731

Key assumptions used in the value in use calculations

The key assumptions used in determining the value in use are:

Assumption	How determined
Projected adjusted EBITDAaL	Projected adjusted EBITDAaL has been based on past experience adjusted for the following:

– In Europe, mobile revenue is expected to benefit from increased usage as customers transition to higher data bundles, and new products and services are introduced. Fixed revenue is expected to continue to grow as penetration is increased and more products and services are sold to customers;

– Outside of Europe, revenue is expected to continue to grow as the penetration of faster data-enabled devices rises along with higher data bundle attachment rates, and new products and services are introduced. The Other Markets segment is also expected to benefit from increased usage and penetration of M-Pesa in Africa; and

– Margins are expected to be impacted by negative factors such as the cost of acquiring and retaining customers in increasingly competitive markets and by positive factors such as the efficiencies expected from the implementation of Group initiatives.

Projected capital expenditure

The cash flow forecasts for capital expenditure are based on past experience and include the ongoing capital expenditure required to maintain our networks, provide products and services in line with customer expectations, including of higher data volumes and speeds, and to meet the population coverage requirements of certain of the Group’s licences. In Europe, capital expenditure is required to roll out capacity-building next generation 5G and gigabit networks. Outside of Europe, capital expenditure will be required for the continued rollout of current and next generation mobile networks in emerging markets. Capital expenditure includes cash outflows for the purchase of property, plant and equipment and computer software.

Projected licence and spectrum payments

To enable the continued provision of products and services, the cash flow forecasts for licence and spectrum payments for each relevant cash-generating unit include amounts for expected renewals and newly available spectrum. Beyond the five year forecast period, a long-run cost of spectrum is assumed.

Long-term growth rate	For the purposes of the Group’s value in use calculations, a long‑term growth rate into perpetuity is applied immediately at the end of the five year forecast period and is based on the lower of:
– the nominal GDP growth rate forecasts for the country of operation; and
– the long-term compound annual growth rate in adjusted EBITDAaL as estimated by management.

Long-term compound annual growth rates determined by management may be lower than forecast nominal GDP growth rates due to the following market-specific factors: competitive intensity levels, maturity of business, regulatory environment or sector-specific inflation expectations.

Notes to the consolidated financial statements (continued)

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

The risk adjusted discount rate is also based on typical leverage ratios of telecommunications companies in each cash-generating units’ respective market or region.

Year ended 31 March 2022

The Group performs its annual impairment test for goodwill and indefinite lived intangible assets at 31 March and when there is an indicator of impairment of an asset. At each reporting period date judgement is exercised by management in determining whether any internal or external sources of information observed are indicative that the carrying amount of any of the Group’s cash generating units is not recoverable.

As a large owner of infrastructure and consumer of energy, the Group has exposure to climate change related risks such as energy cost increases, asset damage and service disruption. The long range plans used in the Group’s impairment testing include forecast energy costs and other costs that are embedded in the planning process to deliver the Group’s zero carbon targets. The long range plans also include capital expenditure in relation to the Group’s use of durable and energy efficient infrastructure and the costs of the Group’s extensive and ongoing network maintenance programme. Furthermore, the Group will continue to develop strong reactive initiatives to manage the unpredictable impacts of future climate-related risks. Climate change, therefore, has not had a material impact on the outcome of the Group’s impairment testing and the Group will continue to refine its approach to modelling climate-related risks and opportunities in the value in use calculations.

As the war in Ukraine continues, it is challenging to predict the full extent and duration of its impact on the economy and the Group’s businesses. However, to assess a potential impact of this on the Group’s impairment testing, management prepared scenario analysis based on adjustments to the long range plans for high level estimates of market risks impacted by the war. This analysis did not indicate a risk of impairment at 31 March 2022. Management will update the cash flows and assumptions used in the Group’s impairment testing at future reporting dates with latest best estimates.

No impairments were recognised for the Group’s cash generating units during the year to 31 March 2022.

Value in use assumptions

The table below shows key assumptions used in the value in use calculations, and separately presented cash generating units for which the carrying amount of goodwill is significant in comparison with the Group's total carrying amount of goodwill:

	Assumptions used in value in use calculation
			Vantage Towers
	Germany	Italy	Germany	Other
	%	%	%	%
Pre-tax risk adjusted discount rate	7.4	9.3	6.1	6.2-22.5
Long-term growth rate	0.5	1.5	1.5	1.0-8.9
Projected adjusted EBITDAaL[1]	(0.1)	(0.2)	11.0	(5.4)-13.0
Projected capital expenditure[2]	19.6-21.8	15.0-16.3	32.0-62.1	10.0-51.4

Notes to the consolidated financial statements (continued)

Sensitivity analysis

The estimated recoverable amounts of the Group’s operations in Germany, Italy, the UK and Spain exceed their carrying values by €7.3 billion, €0.4 billion, €1.3 billion and €0.1 billion respectively. However, if the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2022.

	Change required for carrying value to equal recoverable amount
	Germany	Italy	UK	Spain
	pps	pps	pps	pps
Pre-tax risk adjusted discount rate	1.4	0.3	1.3	0.1
Long-term growth rate	(1.4)	(0.3)	(1.5)	(0.1)
Projected adjusted EBITDAaL[1]	(4.1)	(0.9)	(3.1)	(0.4)
Projected capital expenditure[2]	12.6	1.8	4.3	0.5

Notes:

1

Projected Adjusted EBITDAaL is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. For the purposes of this disclosure Italy’s FY22 EBITDAaL excludes the TIM settlement.

2

Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

For the Group’s operations in Germany, Italy, the UK and Spain management has considered the following reasonably possible changes in pre-tax adjusted discount rate, adjusted EBITDAaL1 and long-term growth rate assumptions, leaving all other assumptions unchanged. The sensitivity analysis presented is prepared on the basis that the reasonably possible change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. The associated impact on the impairment assessment is presented in the table overleaf.

Management has concluded that no reasonably possible or foreseeable change in projected capital expenditure2 would cause the difference between the carrying value and recoverable amount for any cash-generating unit to be materially different to the base case disclosed overleaf.

	Recoverable amount less carrying value
	Germany	Italy	UK	Spain
	€bn	€bn	€bn	€bn
Base case as at 31 March 2022	7.3	0.4	1.3	0.1
Change in pre-tax risk adjusted discount rate
Decrease by 1pps	14.9	1.7	2.8	1.0
Increase by 1pps	1.7	(0.7)	0.3	(0.6)
Change in long-term growth rate
Decrease by 1pps	1.6	(0.6)	0.4	(0.5)
Increase by 1pps	15.6	1.7	2.8	0.9
Change in projected adjusted EBITDAaL[1]
Decrease by 5pps	(1.4)	(1.6)	(0.7)	(1.1)
Increase by 5pps	17.9	2.8	3.8	1.5

Note:

1

Projected Adjusted EBITDAaL is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. For the purposes of this disclosure, EBITDAaL for Italy in the year ended 31 March 2022 excludes the TIM settlement.

Year ended 31 March 2021

The disclosures below for the year ended 31 March 2021 are as previously disclosed in the 31 March 2021 Annual Report.

Following the carve-out of Vodafone’s tower infrastructure to Vantage Towers A.G. (‘Vantage Towers’) during the year in Germany, Spain, Portugal, Ireland, Greece, Romania, Czech Republic and Hungary and the acquisitions by Vantage Towers of Vodafone UK’s 50% shareholding in Cornerstone Telecommunications Infrastructure Limited (‘CTIL’) and the remaining shareholding in the Vantage Towers Greece, management considers Vodafone’s operating companies and Vantage Tower’s operating companies in the affected geographical areas to represent two cash-generating units for the purpose of impairment testing as at 31 March 2021. Vodafone’s investment in Infrastrutture Wireless Italiane S.p.A. (‘INWIT’) was also transferred to Vantage Towers during the year.

Goodwill has been allocated on a relative values basis to the Vantage Towers cash-generating units, where applicable, as part of the tower business carve out from Vodafone’s operations. The cash-generating units described below relate to Vodafone’s mobile and fixed line trading businesses, unless otherwise indicated as being part of Vantage Towers.

Notes to the consolidated financial statements (continued)

Value in use assumptions

The table below shows key assumptions used in the value in use calculations.

	Assumptions used in value in use calculation
						Vantage Towers
	Germany	Italy	Spain	Ireland	Romania	Germany
	%	%	%	%	%	%
Pre-tax risk adjusted discount rate	7.4	10.5	9.2	7.7	9.9	6.0
Long-term growth rate	0.5	0.5	0.5	0.5	1.0	1.5
Projected adjusted EBITDAaL[1]	1.2	2.1	4.9	0.5	0.9	8.4
Projected capital expenditure[2]	19.7-21.5	14.4-15.9	15.7-17.6	12.6-15.1	12.3-15.2	39.1-56.2

Notes:

1

Projected Adjusted EBITDAaL is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. A pro-rata adjustment has been made to true-up 31 March 2021 Adjusted EBITDAaL to a full year where the towers business carve-out occurred during the year.

2

Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

Sensitivity analysis

The estimated recoverable amounts of the Group’s operations in Germany, Italy, Spain, Ireland, Romania and Vantage Towers Germany exceed their carrying values by €7.4 billion, €0.6 billion, €0.3 billion, €0.1 billion, €0.1 billion and €3.5 billion, respectively. If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2021.

	Change required for carrying value to equal recoverable amount
						Vantage Towers
	Germany	Italy	Spain	Ireland	Romania	Germany
	pps	pps	pps	pps	pps	pps
Pre-tax risk adjusted discount rate	1.3	0.7	0.4	0.7	0.7	5.2
Long-term growth rate	(1.3)	(0.8)	(0.5)	(0.7)	(0.9)	(4.9)
Projected adjusted EBITDAaL[1]	(4.0)	(1.5)	(1.5)	(1.6)	(1.9)	(19.3)
Projected capital expenditure[2]	12.7	3.0	1.6	2.8	1.9	162.6

Management considered the following reasonably possible changes in key assumptions for projected adjusted EBITDAaL1 and long-term growth rate, leaving all other assumptions unchanged. Consistent with the prior year, and due to the uncertainty of future COVID-19 impacts, management’s range of reasonably possible changes in projected adjusted EBITDAaL is plus or minus 5 percentage points (2020: +/- 5 percentage points). The sensitivity analysis presented is prepared on the basis that the reasonably possible change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. The associated impact on the impairment assessment is presented in the table below.

Management believes that no reasonably possible or foreseeable change in the pre-tax adjusted discount rate or projected capital expenditure2 would cause the difference between the carrying value and recoverable amount for any cash-generating unit to be materially different from the base case disclosed below.

	Recoverable amount less carrying value
						Vantage Towers
	Germany	Italy	Spain	Ireland	Romania	Germany
	€bn	€bn	€bn	€bn	€bn	€bn
Base case as at 31 March 2021	7.4	0.6	0.3	0.1	0.1	3.5
Change in projected adjusted EBITDAaL[1]
Decrease by 5pps	(1.6)	(1.3)	(0.6)	(0.2)	(0.1)	2.4
Increase by 5pps	18.2	2.9	1.4	0.5	0.3	5.0
Change in long-term growth rate
Decrease by 1pps	1.5	(0.1)	(0.3)	–	–	2.2
Increase by 1pps	16.0	1.6	1.0	0.3	0.2	6.1

The carrying values for Vodafone UK, Portugal, Czech Republic, and Hungary include goodwill arising from acquisitions and/or the purchase of operating licences or spectrum rights. The recoverable amounts for these operating companies are also not materially greater than their carrying values and accordingly are disclosed below.

Notes to the consolidated financial statements (continued)

If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised in the year ended 31 March 2021.

	Change required for carrying value to equal recoverable amount
	UK	Portugal	Czech Republic	Hungary
	pps	pps	pps	pps
Pre-tax risk adjusted discount rate	0.8	0.9	1.2	0.3
Long-term growth rate	(0.8)	(1.0)	(1.3)	(0.4)
Projected adjusted EBITDAaL[1]	(1.7)	(2.2)	(3.0)	(0.7)
Projected capital expenditure[2]	2.5	3.7	7.5	1.5

Notes:

1	Projected adjusted EBITDAaL is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. A pro-rata adjustment has been made to true up 31 March 2021 adjusted EBITDAaL to a full year where the towers business carve-out occurred during the year.
2	Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

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

The European Liberty Global assets acquired in July 2019 were subsumed within existing cash-generating units in Germany, Czech Republic, Hungary and Romania. The primary reason for acquiring the businesses was to create a converged national provider of digital infrastructure in Germany, together with creating converged communications operators in the Czech Republic, Hungary and Romania. Following the integration of the acquired businesses, management considered the cash flows within these cash-generating units to be largely interdependent and monitors performance on a country-level basis.

On 31 March 2020, the Group merged its passive tower infrastructure in Italy with INWIT. On the date of the merger, management monitored performance of its operations in Italy on a country-wide basis and considered Vodafone Italy, including its passive tower infrastructure, to be one cash-generating unit for the purpose of impairment testing as at 31 March 2020. No impairment in relation to Vodafone Italy would be necessary if impairment testing was performed on a post-merger basis at 31 March 2020.

Notes to the consolidated financial statements (continued)

Value in use assumptions

The table below shows key assumptions used in the value in use calculations.

	Assumptions used in value in use calculation
						Vodafone
	Germany	Italy	Spain	Ireland	Romania	Automotive
	%	%	%	%	%	%
Pre-tax risk adjusted discount rate	7.5	10.3	9.2	7.6	10.2	9.1
Long-term growth rate	0.5	0.5	0.5	0.5	1.0	1.9
Projected adjusted EBITDAaL[1]	3.8	0.2	8.2	3.0	8.0	31.3
Projected capital expenditure[2]	20.1-20.7	12.5-13.4	16.2-18.1	10.7-15.2	13.7-18.5	14.1-23.4

Notes:

1	Projected Adjusted EBITDAaL is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.
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
	Germany	Italy
	pps	pps
Pre-tax risk adjusted discount rate	1.1	1.7
Long-term growth rate	(1.0)	(2.0)
Projected adjusted EBITDAaL[1]	(3.2)	(3.1)
Projected capital expenditure[2]	11.4	7.9

Management considered the following reasonably possible changes in the key adjusted EBITDAaL1 and long-term growth rate assumptions, leaving all other assumptions unchanged. Due to increased uncertainty following the COVID-19 outbreak, management has widened the range of reasonably possible changes in the key adjusted EBITDAaL growth rate assumption to plus or minus 5 percentage points (2019: 2 percentage points). The sensitivity analysis presented is prepared on the basis that the reasonably possible change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. The associated impact on the impairment assessment is presented in the table below, with the exception of Vodafone Automotive, where no reasonably possible change in the key assumptions would materially change the impairment charge recognised.

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
Change in projected adjusted EBITDAaL[1]
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

Notes to the consolidated financial statements (continued)

If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised in the year ended 31 March 2020.

	Change required for carrying value to equal recoverable amount
	UK	Portugal	Czech Republic	Hungary
	pps	pps	pps	pps
Pre-tax risk adjusted discount rate	1.1	1.5	1.7	1.9
Long-term growth rate	(1.3)	(1.6)	(1.8)	(2.2)
Projected adjusted EBITDAaL[1]	(2.3)	(3.4)	(4.0)	(3.9)
Projected capital expenditure[2]	4.5	7.1	12.5	9.1

Notes:

1	Projected adjusted EBITDAaL is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.
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

	2022	2021	2020
	€m	€m	€m
Investment income
Financial assets measured at amortised cost	249	306	157
Financial assets measured at fair value through profit and loss	5	24	91
	254	330	248
Financing costs
Financial liabilities measured at amortised cost
Bonds	1,546	1,722	1,580
Lease liabilities	398	374	330
Bank loans and other liabilities[1]	469	463	626
Interest on derivatives	(428)	(485)	(354)
Mark-to-market on derivatives	(341)	(1,070)	1,162
Financial assets measured at fair value through profit and loss	36	–	–
Foreign exchange	284	23	205
	1,964	1,027	3,549
Net financing costs	1,710	697	3,301

Note:

1	Interest capitalised for the year ended 31 March 2022 was €17 million (2021: €17 million, 2020: €25 million)

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

Notes to the consolidated financial statements (continued)

Tax is charged or credited to the income statement, except when it relates to items charged or credited to other comprehensive income or directly to equity, in which case the tax is recognised in other comprehensive income or in equity.

	2022	2021	2020
Income tax expense	€m	€m	€m
United Kingdom corporation tax expense/(credit):
Current year	22	24	42
Adjustments in respect of prior years	17	3	(6)
	39	27	36
Overseas current tax expense/(credit):
Current year	993	872	900
Adjustments in respect of prior years	81	(30)	80
	1,074	842	980
Total current tax expense	1,113	869	1,016
Deferred tax on origination and reversal of temporary differences:
United Kingdom deferred tax	(791)	(94)	(318)
Overseas deferred tax	1,008	3,089	552
Total deferred tax expense	217	2,995	234
Total income tax expense	1,330	3,864	1,250

UK operating profits are more than offset by statutory allowances for capital investment in the UK network and systems plus ongoing interest costs including those arising from the €10.7 billion of spectrum payments to the UK government in 2000, 2013 and 2018.

Tax charged/(credited) directly to other comprehensive income

	2022	2021	2020
	€m	€m	€m
Current tax	–	(17)	(26)
Deferred tax	648	(1,009)	830
Total tax charged/(credited) directly to other comprehensive income	648	(1,026)	804

Tax credited directly to equity

	2022	2021	2020
	€m	€m	€m
Deferred tax	–	(2)	–
Total tax credited directly to equity	–	(2)	–

Notes to the consolidated financial statements (continued)

Factors affecting the tax expense for the year

The table below explains the differences between the expected tax expense, being the aggregate of the Group’s geographical split of profits multiplied by the relevant local tax rates and the Group’s total tax expense for each year.

	2022	2021		2020
	€m	€m		€m
		(restated)*
Continuing profit before tax as shown in the consolidated income statement	3,954	4,400		795

Aggregated expected income tax expense	1,191	1,124		226
Impairment losses with no tax effect	–	–		332
Disposal of Group investments(1)	(8)	(332)		(1,113)
Effect of taxation of associates and joint ventures, reported within profit before tax	(66)	56		728
Deferred tax charge/(credit) following revaluation of investments in Luxembourg	1,455	2,120	*	(348)
Previously unrecognised temporary differences we expect to use in the future, including in Luxembourg	(708)	(45)		(14)
Previously recognised temporary differences and losses we no longer expect to use in the future	74	699	*	–
Current year temporary differences (including losses) that we currently do not expect to use	116	170		352
Adjustments in respect of prior year tax liabilities	13	(10)		(86)
Impact of tax credits and irrecoverable taxes	74	90		52
Deferred tax on overseas earnings	2	–		3
Effect of current year changes in statutory tax rates on deferred tax balances (2)	(667)	(45)		757
Financing costs not deductible/(taxable) for tax purposes	46	(62)		174
Revaluation of assets for tax purposes in Italy and Turkey	(357)	–		–
Expenses not deductible for tax purposes	165	99		187
Income tax expense	1,330	3,864		1,250

Notes:

*

During the year ended 31 March 2022, we revised the calculation of certain impairment reversals recognised by our Luxembourg holding companies for the year ended 31 March 2021; this had no impact on the amount of deferred tax assets recognised at that date but has changed the amount of our unrecognised deferred tax assets by €0.7 billion (unrecognised losses of €2.8 billion).. Further details can be found on page 158. We have adjusted certain 31 March 2021 disclosures as denoted by an *.

1

2021 includes the tax exempt gains relating to the TPG Telecom Limited merger in Australia and Indus Towers Limited in India. 2020 relates to tax exempt disposal gains on Vodafone New Zealand, Vodafone Malta and the merger of the Italian towers with INWIT.

2	2022 includes the increase in future UK tax rate to 25%. 2020 includes the impact of a lower corporate tax rate in Luxembourg and the retention of the 19% corporate tax rate in the UK.

Deferred tax

Analysis of movements in the net deferred tax asset balance during the year:

€m
1 April 2021	19,474
Foreign exchange movements	(29)
Charged to the income statement	(217)
Charged directly to OCI	(648)
Charged directly to equity	–
Arising on acquisitions and disposals	(11)
31 March 2022[1]	18,569

Notes to the consolidated financial statements (continued)

Deferred tax assets and liabilities, before offset of balances within countries, are as follows:

	Amount				Net
	credited/				recognised
	(expensed)	Gross	Gross	Less	deferred tax
	in income	deferred	deferred tax	amounts	(liability)/
	statement	tax asset	liability	unrecognised	asset
	€m	€m	€m	€m	€m
Accelerated tax depreciation	672	2,589	(1,361)	(58)	1,170
Intangible assets	643	666	(1,801)	11	(1,124)
Tax losses	(1,450)	28,977	–	(10,341)	18,636
Treasury related items	(90)	616	(372)	(562)	(318)
Temporary differences relating to revenue recognition	(9)	3	(666)	–	(663)
Temporary differences relating to leases	(3)	1,754	(1,577)	–	177
Other temporary differences	20	1,148	(379)	(78)	691
31 March 2022[1]	(217)	35,753	(6,156)	(11,028)	18,569

Analysed in the balance sheet, after offset of balances within countries, as:

€m
Deferred tax asset	19,089
Deferred tax liability	(520)
31 March 2022[1]	18,569

At 31 March 2021, deferred tax assets and liabilities, before offset of balances within countries, were as follows:

	Amount				Net
	credited/				recognised
	(expensed)	Gross	Gross	Less	deferred tax
	in income	deferred	deferred tax	amounts	(liability)/
	statement	tax asset*	liability*	unrecognised*	asset
	€m	€m	€m	€m	€m
Accelerated tax depreciation	716	2,331	(2,034)	(9)	288
Intangible assets	336	434	(1,938)	13	(1,491)
Tax losses	(3,292)	30,490	–	(10,400)	20,090
Treasury related items	(9)	761	(37)	(392)	332
Temporary differences relating to revenue recognition	(84)	3	(651)	–	(648)
Temporary differences relating to leases	(34)	1,758	(1,568)	–	190
Other temporary differences	(627)	1,095	(335)	(47)	713
31 March 2021[1]	(2,994)	36,872	(6,563)	(10,835)	19,474

At 31 March 2021, analysed in the balance sheet, after offset of balances within countries, as:

€m
Deferred tax asset	21,569
Deferred tax liability	(2,095)
31 March 2021[1]	19,474

Note:

1	The Group does not discount deferred tax assets. This is in accordance with IAS 12.

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

On 25 April 2019, the European Commission published its full decision in relation to its investigation into the ‘group financing exemption’ (GFE) in the UK’s controlled foreign company rules and whether the GFE constituted unlawful State Aid. It concluded the GFE does not constitute unlawful state aid when the managing of the financing activities is outside the UK. We consider that the Group’s Luxembourg financing activities are properly established and operate in accordance with EU and local law as well

Notes to the consolidated financial statements (continued)

as the OECD’s transfer pricing guidelines and on 27 May 2021 the UK tax authorities confirmed it reached the view Vodafone was not in receipt of any state aid relating to the GFE. The European Commission has indicated it agrees with this conclusion

The Group is routinely subject to audit by tax authorities in the territories in which it operates. The Group considers each issue on its merits and, where appropriate, holds provisions in respect of the potential tax liability that may arise. As at 31 March 2022, the Group holds provisions for such potential liabilities of €463 million (2021: €606 million). These provisions relate to multiple issues, across the jurisdictions in which the Group operates. The reduction during the year is primarily a result of the closure of state tax audits in the US.

As the tax impact of a transaction can be uncertain until a conclusion is reached with the relevant tax authority or through a legal process, the amount ultimately paid may differ materially from the amount accrued and could therefore affect the Group's overall profitability and cash flows in future periods. See Note 29 ‘Contingent liabilities and legal proceedings’ to the consolidated financial statements.

At 31 March 2022, the gross amount and expiry dates of losses available for carry forward are as follows:

	Expiring	Expiring
	within	beyond
	5 years	6 years	Unlimited	Total
	€m	€m	€m	€m
Losses for which a deferred tax asset is recognised	19	259	79,848	80,126
Losses for which no deferred tax is recognised	334	13,162	23,928	37,424
	353	13,421	103,776	117,550

At 31 March 2021, the gross amount and expiry dates of losses available for carry forward were as follows:

	Expiring	Expiring
	within	beyond
	5 years	6 years	Unlimited*	Total
	€m	€m	€m	€m
Losses for which a deferred tax asset is recognised	63	222	86,623	86,908
Losses for which no deferred tax is recognised	245	13,217	26,290	39,752
	308	13,439	112,913	126,660

Deferred tax assets on losses in Luxembourg

Included in the table above are losses of €65,348 million (2021: €72,552 million*) that have arisen in Luxembourg companies. A deferred tax asset of €16,298 million (2021: €17,394 million) has been recognised in respect of these losses, as we conclude it is probable that the Luxembourg entities will continue to generate taxable profits in the future against which we can utilise these losses. These tax losses principally arose from historical impairments, primarily following the acquisition of the Mannesmann Group in 2000. These losses arose prior to the 2017 tax reform in Luxembourg and are available to carry forward indefinitely.

The Luxembourg companies hold investments in the Group’s operating companies which are assessed for impairment for local GAAP financial statements using the Group’s recoverable value calculations (see Note 4 ‘Impairment losses’). The recognition or reversal of impairments is recorded in the local GAAP financial statements and therefore the carrying values and valuation methodology differs from the goodwill assessment for the Group’s consolidated financial statements. This assessment can give rise to tax deductible impairments or taxable reversals of previous impairments.

Following the 2017 tax reform in Luxembourg, tax losses expire after 17 years and are only used after any pre-existing losses. In the year ended 31 March 2020 the Luxembourg companies had tax deductible impairments resulting in additional tax losses. No deferred tax asset is recognised for these losses on the basis that they are not forecast to be used prior to the expiry of their 17 year life. In a period where pre-existing tax losses are not utilised due to impairments arising the forecast utilisation timeframe extends by one year.

The reversal of impairments can result in a significant reduction to our deferred tax assets and the period over which these assets can be utilised. In the year ended 31 March 2022 a reversal of previous impairments of €6 billion (2021: €9 billion* - previously €12 billion) has arisen in Luxembourg. This represents taxable income against which the brought forward losses can be used. This is the main driver of the reduction in the losses, and the associated deferred tax asset, compared to the prior period.

The Luxembourg companies’ recurring profits are derived from the Group’s internal financing, centralised procurement, and international roaming activities. These activities have consistently generated taxable profits of over €1bn per annum throughout their existence. The Group has reviewed the latest 5 year forecasts for the Luxembourg companies, including their ability to continue to generate income beyond this period. The forecasts consider the impact of the current market conditions on the existing financing activities, including the current view of interest rates, levels of intragroup financing, as well as the future profits

Notes to the consolidated financial statements (continued)

generated from the procurement and roaming activities. The valuations take into account all information at the balance sheet date and the Group does not forecast potential future impairments or reversals of impairments.

This assessment also included a review of the commercial structures supporting the profits generated from these activities and considered the factors, under the Group’s control, which could impact the ability of these activities to generate taxable profits. We have assessed that the current structure continues to be sustainable under the tax laws substantively enacted at the balance sheet date and the Group’s intentions to keep these activities in Luxembourg remains unchanged.

Based on the current forecasts, €3,546 million (2021: €2,881 million) of the deferred tax asset is forecast to be used within the next 10 years, and €6,953 million (2021: €4,891 million) used within 20 years. The losses are projected to be fully utilised over the next 45 to 48 years. The decrease in the recovery period over the prior year is principally a result of higher interest rates, driving margins up on existing financing activities combined with the reversal of previously tax deductible impairments. These same factors also meant the Group recognised €699m of previously unrecognised deferred tax asset as the latest forecast show these losses will be used within 60 years. The Group previously did not recognise the asset as the losses were forecast to be used beyond 60 years.

An increase or decrease in the forecast income in Luxembourg in each year of 5%-10% would change the period over which the losses will be fully utilised by 2 to 5 years. The Group uses a change in forecast income to understand the impact that a change in interest rates or level of debt advanced by the Luxembourg companies could have on the recovery period of the losses.

Any future changes in tax law, including those driven by OECD, EU or domestic tax reforms or the structure of the Group could have a significant effect on the use of the Luxembourg losses, including the period over which these losses can be utilised. The Group has reviewed the OECD model rules and supporting commentary and does not anticipate a significant impact on its ability to continue to use our losses in Luxembourg. On the basis that future changes in tax laws are unknown, the profit forecasts assume that existing tax laws continue.

Based on the above factors the Group concludes that it is probable that the Luxembourg companies will continue to generate taxable profits in the future against which it will use these losses. In addition to the above, €13,298 million (2021; €12,975 million) of the Group’s Luxembourg losses expire after 12-17 years and no deferred tax asset is recognised as they will expire before we can use these losses. The remaining losses do not expire. We also have €9,136 million (2021: €9,136 million) of Luxembourg losses in a former Cable & Wireless Worldwide Group company, for which no deferred tax asset has been recognised as it is uncertain whether these losses will be utilised.

Deferred tax assets on losses in Germany

The Group has tax losses of €13,955 million (2021: €16,296 million) in Germany arising on the write down of investments in Germany in 2000. The losses are available to use against both German federal and trade tax liabilities and they do not expire. A deferred tax asset of €2,170 million (2021: €2,529 million) has been recognised in respect of these losses as we conclude it is probable that the German business will continue to generate taxable profits in the future against which we can utilise these losses. The Group has reviewed the latest forecasts for the German business which incorporate the unsystematic risks of operating in the telecommunications business (see page 146). In the period beyond the 5 year forecast we have reviewed the profits inherent in the terminal period and based on these and our expectations for the German business we believe it is probable the German losses will be fully utilised. Based on the current forecasts the losses will be fully utilised over the next 4 to 8 years. This period has decreased compared to the prior year as a result of restructuring the German businesses. A 5%-10% change in the forecast profits of the German business would alter the utilisation period by 1 year.

Deferred tax assets on losses in Spain

The Group has tax losses of €4,627 million (2021: €4,334 million) which are available to offset against the future profits of the Grupo Corporativo ONO business. The losses do not expire, and no deferred tax asset is recognised for these losses due to the trading environment in Spain.

Deferred tax assets in Italy

The Group has a recognised deferred tax asset of €411 million (2021: €162 million), including €71 million (2021: €27 million) relating to tax losses in Italy. The deferred tax asset increased in the year following a revaluation of the Italian business’s assets for tax purposes. The Italian business has historically been profitable and is forecasted to return to profitability, absent the impacts from the revaluation of assets, in the short term.

Other tax losses

The Group has losses amounting to €8,444 million (2021: €8,285 million) in respect of UK subsidiaries which are only available for offset against future capital gains and since it is uncertain whether these losses will be utilised, no deferred tax asset has

Notes to the consolidated financial statements (continued)

been recognised, as in the prior year. The remaining losses relate to a number of other jurisdictions across the Group. There are also €2,365 million (2021: €2,092 million) of unrecognised temporary differences relating to treasury items and other items.

Impact of climate risks

The recovery of the Group’s deferred tax assets is dependent on its forecasts of future profitability and the climate related risks identified on page 148 have been considered in the Group’s assessment of the recovery of those assets. The Group does not expect the climate related risks to have an impact on the ability of Luxembourg to continue to provide the internal financing, procurement, and roaming activities to other members of the Group.

Unremitted earnings

No deferred tax liability has been recognised in respect of a further €8,599 million (2021: €7,522 million) of unremitted earnings of subsidiaries because the Group is in a position to control the timing of the reversal of the temporary difference, and it is probable that such differences will not reverse in the foreseeable future. It is not practicable to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings.

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

Where operations constitute a separately reportable segment (see note 2 ‘Revenue disaggregation and segmental analysis’) and have been disposed of, or are classified as held for sale, the Group classifies such operations as discontinued.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the Group consolidated income statement. Discontinued operations are also excluded from segment reporting. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

Discontinued operations

The Group did not have any discontinued operations in the year ended 31 March 2022 or the comparative years ended 31 March 2021 and 31 March 2020.

Assets held for sale

Assets held for sale at 31 March 2022 comprise the Group’s 21.0% interest in Indus Towers (2021: 28.1%). The Group’s interest in Indus Towers has been provided as security against both certain bank borrowings (see note 21 ‘Borrowings’) and partly to the pledges provided to the new Indus Towers entity under the terms of the merger between erstwhile Indus Towers and Bharti Infratel (see note 29 ‘Contingent liabilities and legal proceedings’).

The relevant assets are detailed in the table below.

	2022	2021
	€m	€m
Non-current assets
Investments in associates and joint ventures	959	1,257
Assets held for sale	959	1,257

Notes to the consolidated financial statements (continued)

8. Earnings per share

Basic earnings per share is the amount of profit generated for the financial year attributable to equity shareholders divided by the weighted average number of shares in issue during the year.

	2022 Millions	2021 Millions	2020 Millions
Weighted average number of shares for basic earnings per share	29,012	29,592	29,422
Effect of dilutive potential shares: restricted shares and share options	97	91	–
Weighted average number of shares for diluted earnings per share	29,109	29,683	29,422

	2022		2021		2020
	€m		€m		€m
Profit/(loss) for earnings per share from continuing operations	2,088		112		(920)
Profit/(loss) for basic and diluted earnings per share	2,088		112		(920)

	eurocents		eurocents		eurocents
Basic earnings/(loss) per share from continuing operations	7.20	c	0.38	c	(3.13)	c
Basic earnings/(loss) per share	7.20	c	0.38	c	(3.13)	c

	eurocents		eurocents		eurocents
Diluted earnings/(loss) per share from continuing operations	7.17	c	0.38	c	(3.13)	c
Diluted earnings/(loss) per share	7.17	c	0.38	c	(3.13)	c

9. Equity dividends

Dividends are one type of shareholder return, historically paid to our shareholders in February and August.

	2022	2021	2020
	€m	€m	€m
Declared during the financial year
Final dividend for the year ended 31 March 2021: 4.50 eurocents per share (2020: 4.50 eurocents per share, 2019: 4.16 eurocents per share)	1,254	1,205	1,112
Interim dividend for the year ended 31 March 2022: 4.50 eurocents per share (2021: 4.50 eurocents per share, 2020: 4.50 eurocents per share)	1,229	1,207	1,205
	2,483	2,412	2,317
Proposed after the end of the year and not recognised as a liability
Final dividend for the year ended 31 March 2022: 4.50 eurocents per share (2021: 4.50 eurocents per share, 2020: 4.50 eurocents per share)	1,265	1,260	1,205

10. Intangible assets

The statement of financial position contains significant intangible assets, mainly in relation to goodwill and licences and spectrum. Goodwill, which arises when we acquire a business and pay a higher amount than the fair value of its net assets primarily due to the synergies we expect to create, is not amortised but is subject to annual impairment reviews. Licences and spectrum are amortised over the life of the licence. For further details see ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation ‘ to the consolidated financial statements.

Accounting policies

Identifiable intangible assets are recognised when the Group controls the asset, it is probable that future economic benefits attributed to the asset will flow to the Group and the cost of the asset can be reliably measured. Identifiable intangible assets are

Notes to the consolidated financial statements (continued)

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

Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is not subject to amortisation but is tested for impairment annually or whenever there is evidence that it may be impaired. Goodwill is denominated in the currency of the acquired entity and revalued to the closing exchange rate at each reporting period date.

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

Estimated useful lives

The estimated useful lives of finite lived intangible assets are as follows:

– Licence and spectrum fees	3 – 40 years
– Computer software	3 – 5 years
– Brands	1 – 10 years
– Customer bases	2 – 32 years

Notes to the consolidated financial statements (continued)

		Licence and	Computer	Customer
	Goodwill	spectrum fees[1]	software	bases	Other	Total
	€m	€m	€m	€m	€m	€m
Cost
1 April 2020	99,170	32,691	16,768	11,964	453	161,046
Exchange movements	107	234	43	144	11	539
Arising on acquisition	87	–	–	200	–	287
Additions	–	896	2,462	1	8	3,367
Disposals	–	(293)	(1,651)	(1)	(2)	(1,947)
Other	–	–	211	–	(4)	207
31 March 2021	99,364	33,528	17,833	12,308	466	163,499
Exchange movements	(21)	(148)	(60)	80	1	(148)
Arising on acquisition	(10)	–	–	54	–	44
Additions	–	901	2,727	–	7	3,635
Disposals	–	(356)	(2,823)	–	(1)	(3,180)
Other	–	1	36	–	(10)	27
31 March 2022	99,333	33,926	17,713	12,442	463	163,877
Accumulated impairment losses and amortisation
1 April 2020	67,792	20,360	11,737	6,705	443	107,037
Exchange movements	(159)	255	3	131	11	241
Amortisation charge for the year	–	1,721	2,210	488	2	4,421
Disposals	–	(293)	(1,643)	–	(1)	(1,937)
Other	–	–	189	–	(1)	188
31 March 2021	67,633	22,043	12,496	7,324	454	109,950
Exchange movements	(184)	(35)	(72)	70	1	(220)
Amortisation charge for the year	–	1,306	2,225	509	4	4,044
Disposals	–	(351)	(2,821)	–	(1)	(3,173)
Other	–	–	39	–	(7)	32
31 March 2022	67,449	22,963	11,867	7,903	451	110,633

Net book value
31 March 2021	31,731	11,485	5,337	4,984	12	53,549
31 March 2022	31,884	10,963	5,846	4,539	12	53,244

Note:

1

Includes €229 million in relation to licences and spectrum issued in the UK, which was settled from a deposit made in the year ended 31 March 2021 as part of the auction process. The consolidated statement of cash flows for the year ended 31 March 2022 includes a return of €167 million in relation to the portion of the deposit refunded.

For licences and spectrum fees and other intangible assets, amortisation is included within the cost of sales line within the consolidated income statement. Included in the net book value of computer software are assets in the course of construction, which are not depreciated, with a cost of €1,955m (2021: €1,541m).

The net book value and expiry dates of the most significant licences are as follows:

		2022	2021
	Expiry dates	€m	€m
Germany	2025/2033/2040	3,270	3,564
Italy	2029/2037	3,415	3,429
UK	2023/2033/2038/2041	1,209	1,383
Spain	2028/2030/2031/2038/2041	809	567

The remaining amortisation period for each of the licences in the table above corresponds to the expiry date of the respective licence. A summary of the Group’s most significant spectrum licences can be found on page 247.

Notes to the consolidated financial statements (continued)

11. Property, plant and equipment

The Group makes significant investments in network equipment and infrastructure – the base stations and technology required to operate our networks – that form the majority of our tangible assets. All assets are depreciated over their useful economic lives. For further details on the estimation of useful economic lives, see ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation ‘to the consolidated financial statements.

Accounting policies

Land and buildings held for use are stated in the statement of financial position at their cost, less any accumulated depreciation and any accumulated impairment losses.

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

Right-of-use assets arising from the Group's lease arrangements are depreciated over their reasonably certain lease term, as determined under the Group's leases policy (see note 20 ‘Leases’ and ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 for details).

Notes to the consolidated financial statements (continued)

The gain or loss arising on the disposal, retirement or granting of a finance lease on an item of property, plant and equipment is determined as the difference between any proceeds from sale or receivables arising on a lease and the carrying amount of the asset and is recognised in the income statement.

		Equipment,
	Land and	fixtures
	buildings	and fittings	Total
	€m	€m	€m
Cost
1 April 2020	2,261	72,305	74,566
Exchange movements	25	188	213
Arising on acquisition	74	19	93
Additions	47	5,666	5,713
Disposals	(100)	(2,512)	(2,612)
Other	8	308	316
31 March 2021	2,315	75,974	78,289
Exchange movements	1	(265)	(264)
Arising on acquisition	(74)	44	(30)
Additions	41	5,845	5,886
Disposals	(200)	(2,280)	(2,480)
Other	263	2	265
31 March 2022	2,346	79,320	81,666
Accumulated depreciation and impairment
1 April 2020	1,269	44,933	46,202
Exchange movements	8	114	122
Charge for the year	39	5,727	5,766
Disposals	(97)	(2,448)	(2,545)
Other	(3)	77	74
31 March 2021	1,216	48,403	49,619
Exchange movements	3	(171)	(168)
Charge for the year	117	5,740	5,857
Disposals	(191)	(2,240)	(2,431)
Other	224	(223)	1
31 March 2022	1,369	51,509	52,878
Net book value
31 March 2021	1,099	27,571	28,670
31 March 2022	977	27,811	28,788

Included in the net book value of land and buildings and equipment, fixtures and fittings are assets in the course of construction, which are not depreciated, with a cost of €12 million (2021: €15 million) and €2,353 million (2021: €2,243 million) respectively. Also included in the book value of equipment, fixtures and fittings are assets leased out by the Group under operating leases, with a cost of €2,998 million (2021: €2,930 million), accumulated depreciation of €2,050 million (2021: €1,828 million) and net book value of €948 million (2021: €1,102 million).

Right-of-use assets arising from the Group’s lease arrangements are recorded within property, plant and equipment:

	2022	2021
	€m	€m
Property, plant and equipment (owned assets)	28,788	28,670
Right-of-use assets[1]	12,016	12,573
31 March	40,804	41,243

Note:

1	Additions of €3,828 million (2021: €5,306 million) and a depreciation charge of €3,944 million (2021: €3,914 million) were recorded in respect of right-of-use assets during the year to 31 March 2022.

Notes to the consolidated financial statements (continued)

12. Investments in associates and joint arrangements

The Group holds interests in associates in Kenya and in India, where we have significant influence, as well as in a number of joint arrangements in the UK, Italy, the Netherlands, India and Australia, where we share control with one or more third parties. For further details see ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation ‘to the consolidated financial statements.

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

The results and assets and liabilities of joint ventures, other than those joint ventures or part thereof that are held for sale (see note 7 ‘Discontinued operations and assets and liabilities held for sale’), are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in joint ventures are carried in the consolidated statement of financial position at cost adjusted for post-acquisition changes in the Group’s share of the net assets of the joint venture, less any impairment in the value of the investment. The Group’s share of post-tax profits or losses are recognised in the consolidated income statement. Losses of a joint venture in excess of the Group’s interest in that joint venture are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.

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

Notes to the consolidated financial statements (continued)

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

		Country of	Percentage	Percentage
		incorporation or	shareholding[1]	shareholding[1]
Name of joint operation	Principal activity	registration	2022	2021
Cornerstone Telecommunications Infrastructure Limited	Network infrastructure	UK	50.0	50.0

Note:

1	Effective ownership percentages of Vodafone Group Plc rounded to the nearest tenth of one percent.

Joint ventures and associates

	2022	2021
	€m	€m
Investments in joint ventures	3,781	4,249
Investments in associates	487	421
31 March	4,268	4,670

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

		Country of	Percentage	Percentage
		incorporation or	shareholdings[1]	shareholdings[1]
Name of joint venture	Principal activity	registration	2022	2021
Infrastructture Wireless Italiane (INWIT) S.p.A.[2]	Network infrastructure	Italy	33.2	33.2
VodafoneZiggo Group Holding B.V.	Network operator	Netherlands	50.0	50.0
TPG Telecom Limited[3]	Network operator	Australia	25.1	25.1
Vodafone Idea Limited[4]	Network operator	India	47.6	44.4

Notes:

1	Effective ownership percentages of Vodafone Group Plc rounded to the nearest tenth of one percent.
2	At 31 March 2022 the fair value of the Group’s interest in INWIT S.p.A. was €3,238 million (2021: €3,026 million) based on the quoted share price on the Milan Stock Exchange.
3	At 31 March 2022 the fair value of the Group’s interest in TPG Telecom Limited was AUD 2,818 million (€1,902 million) (2021: AUD 2,948 million (€1,911 million)) based on the quoted share price on ASX.
4	At 31 March 2022 the fair value of the Group’s interest in Vodafone Idea Limited was INR 148 billion (€1,750 million) (2021: INR 118 billion (€1,373 million)) based on the quoted share price on the National Stock Exchange of India.

Vodafone Idea Limited

The Group’s carrying value in Vodafone Idea Limited (‘VIL’) reduced to €nil at 30 September 2019. The Group’s share of VIL’s losses not recognised at 31 March 2022 is €5,120 million (31 March 2021: €3,562 million). Significant uncertainties exist in relation to VIL’s ability to generate the cash flow it requires to settle or its ability to refinance its liabilities and guarantees as they fall due (see note 29 ‘Contingent liabilities and legal proceedings’).

The value of the Group’s 21.0% shareholding in Indus Towers Limited is, in part, dependent on the income generated by Indus Towers Limited from tower rentals to major customers, including VIL. Any inability of these major customers to pay such amounts in the future may result in an impairment in the carrying value (31 March 2022: €1.0 billion) of the Group’s investment in Indus Towers Limited.

TPG Telecom Limited

TPG Telecom Limited is listed on the Australian Securities Exchange (‘ASX’). Vodafone and Hutchison Telecommunications (Australia) Limited each own an economic interest of 25.05%, with the remaining 49.9% listed as free float on the ASX. The financial information presented in the tables below includes debt held within the structure that holds the Group’s interest in TPG.

The following table provides aggregated financial information for the Group’s joint ventures as it relates to the amounts recognised in the income statement, statement of comprehensive income and statement of financial position.

Notes to the consolidated financial statements (continued)

INWIT S.p.A.

Financial information presented for INWIT S.p.A. for the years to 31 March 2022 and 31 March 2021 is based on INWIT S.p.A’s financial results and financial position as at 31 December 2021 and 31 December 2020, respectively, being the latest financial information available to the Group on completing the financial statements for each year.

				Profit/(loss) from
	Investment in joint ventures			continuing operations[2]
	2022	2021	2022	2021	2020
	€m	€m	€m	€m	€m
INWIT S.p.A.	2,851	2,920	27	3	–
VodafoneZiggo Group Holding B.V.	822	1,190	(19)	(232)	(64)
TPG Telecom Limited[1]	84	104	(5)	98	(35)
Indus Towers Limited	–	–	–	–	19
Vodafone Idea Limited	–	–	–	–	(2,546)
Other	24	35	(14)	(15)	(125)
Total	3,781	4,249	(11)	(146)	(2,751)

Notes:

1

Amounts presented reflect Vodafone Hutchison Australia Pty Limited results only until the date of the merger with TPG Telecom Limited on 26 June 2020, subsequent of which the combined results are presented.

2	Total Other comprehensive (expense)/income is not materially different to profit/(loss) from continuing operations.

Summarised financial information

Summarised financial information for each of the Group’s material joint ventures on a 100% ownership basis is set out below.

Financial information presented for the year to, and as at 31 March 2021, has been updated to reflect the release of full year financial information by VIL. As disclosed above, the Group’s investment in VIL was reduced to €nil in the year ended 31 March 2020 and the Group has not recorded any profit or loss in respect of its share of VIL’s results since that date.

	INWIT S.p.A.			VodafoneZiggo Group Holding B.V.
	2022	2021	2020	2022	2021	2020
	€m	€m	€m	€m	€m	€m
Income statement
Revenue	785	562	–	4,056	4,010	3,948
Operating expenses	(70)	(46)	–	(2,104)	(2,058)	(2,163)
Depreciation and amortisation	(513)	(398)	–	(1,592)	(1,658)	(1,528)
Other income	–	–	–	–	25	–
Operating profit	202	118	–	360	319	257
Interest income	–	–	–	–	–	–
Interest expense	(90)	(101)	–	(276)	(658)	(343)
Profit/(loss) before tax	112	17	–	84	(339)	(86)
Income tax expense	(30)	(7)	–	(121)	(125)	(42)
Profit/(loss) from continuing operations[1]	82	10	–	(37)	(464)	(128)

	TPG Telecom Limited			Vodafone Idea Limited
	2022	2021	2020	2022	2021	2020
	€m	€m	€m	€m	€m	€m
Income statement
Revenue	3,375	3,010	2,108	4,450	4,847	5,704
Operating expenses	(2,292)	(2,096)	(1,489)	(2,802)	(3,133)	(4,938)
Depreciation and amortisation	(914)	(769)	(508)	(2,390)	(2,442)	(2,426)
Other income	–	–	–	(34)	(2,135)	(6,627)
Operating profit/(loss)	169	145	111	(776)	(2,863)	(8,287)
Interest income	–	1	4	14	32	147
Interest expense	(122)	(201)	(256)	(2,297)	(2,035)	(1,740)
Profit/(loss) before tax	47	(55)	(141)	(3,059)	(4,866)	(9,880)
Income tax (expense)/credit	(27)	495	–	2	–	–
Profit/(loss) from continuing operations[1]	20	440	(141)	(3,057)	(4,866)	(9,880)

Note:

1	Total Other comprehensive income/(expense) is not materially different to profit/(loss) from continuing operations.

Notes to the consolidated financial statements (continued)

	INWIT S.p.A.		VodafoneZiggo Group Holding B.V.
	2022	2021	2022	2021
	€m	€m	€m	€m
Statement of financial position
Non-current assets	14,532	14,422	16,521	16,978
Current assets	270	256	739	911
Total assets	14,802	14,678	17,260	17,889
Equity shareholders’ funds	8,595	8,801	1,643	2,380
Non-current liabilities	5,672	5,536	13,187	13,025
Current liabilities	535	341	2,430	2,484
Cash and cash equivalents within current assets	96	120	190	330
Non-current liabilities excluding trade and other payables and provisions	5,420	5,314	13,007	12,466
Current liabilities excluding trade and other payables and provisions	319	185	1,282	1,154

	TPG Telecom Limited		Vodafone Idea Limited[1]
	2022	2021	2022	2021
	€m	€m	€m	€m
Statement of financial position
Non-current assets	10,638	10,272	17,267	17,975
Current assets	898	679	2,693	2,648
Total assets	11,536	10,951	19,960	20,623
Equity shareholders’ funds	3,129	3,121	(10,214)	(7,457)
Non-current liabilities	7,227	6,884	23,266	20,769
Current liabilities	1,180	946	6,908	7,315
Cash and cash equivalents within current assets	435	268	365	260
Non-current liabilities excluding trade and other payables and provisions	7,173	6,825	23,241	14,187
Current liabilities excluding trade and other payables and provisions	121	83	3,334	3,914

Note:

1	Includes certain amounts subject to an adjustment mechanism agreed as part of the formation of Vodafone Idea Limited. See note 29 ‘Contingent liabilities and legal proceedings’ for more detail.

The Group received dividends in the year ended 31 March 2022 from VodafoneZiggo Group Holding B.V. of €350 million (2021: €209 million, 2020: €148 million), from INWIT S.p.A of €96 million (2021: €42 million, 2020: €nil) and from TPG Telecom Ltd of €22 million (2021: €nil, 2020: nil).

Reconciliation of summarised financial information

The reconciliation of summarised financial information presented to the carrying amount of our interest in joint ventures is set out below:

	INWIT S.p.A.			VodafoneZiggo Group Holding B.V.
	2022	2021	2020	2022	2021	2020
	€m	€m	€m	€m	€m	€m
Equity shareholders’ funds	8,595	8,801		1,643	2,380
Interest in joint ventures[1]	2,851	2,920		822	1,190
Carrying value	2,851	2,920		822	1,190

Profit/(loss) from continuing operations	82	10	–	(37)	(464)	(128)
Share of profit/(loss)[1]	27	3	–	(19)	(232)	(64)
Share of profit/(loss)	27	3	–	(19)	(232)	(64)

Notes to the consolidated financial statements (continued)

	TPG Telecom Limited			Vodafone Idea Limited
	2022	2021	2020	2022	2021	2020
	€m	€m	€m	€m	€m	€m
Equity shareholders’ funds/(deficit)	3,129	3,121		(10,214)	(7,457)
Interest in joint ventures[1]	27	50		(4,863)	(3,310)
Impairment	–	–		(257)	(252)
Goodwill	57	54		–	–
Investment proportion not recognised	–	–		5,120	3,562
Carrying value	84	104		–	–

Profit/(loss) from continuing operations	20	440	(141)	(3,057)	(4,866)	(9,880)
Share of (loss)/profit[1]	(5)	98	(70)	(1,357)	(2,160)	(4,386)
Share of loss not recognised	–	–	35	1,357	2,160	1,840
Share of (loss)/profit[1]	(5)	98	(35)	–	–	(2,546)

Note:

1

The Group’s effective ownership percentages of Vodafone Idea Limited, VodafoneZiggo Group Holding B.V., Inwit S.p.A. and TPG Telecom Limited are 47.6%, 50.0%, 33.2% and 25.1% respectively, rounded to the nearest tenth of one percent.

Associates

Unless otherwise stated, the Company’s principal associates all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all associates is also their principal place of operation.

		Country of	Percentage	Percentage
		incorporation or	shareholding[1]	shareholding[1]
Name of associate	Principal activity	registration	2022	2021
Indus Towers Limited[2]	Network infrastructure	India	21.0	28.1
Safaricom PLC[3]	Network operator	Kenya	40.0	40.0

Notes:

1	Effective ownership percentages of Vodafone Group Plc rounded to the nearest tenth of one percent.
2	At 31 March 2022, the fair value of the Group’s interest in Indus Towers Limited was INR 126 billion (€1,494 million) (2021: INR 186 billion (€2,161 million)) based on the closing quoted share price on the National Stock Exchange of India.
3	At 31 March 2022, the fair value of the Group’s interest in Safaricom PLC was KES 546 billion (€4,270 million) (2021: KES 580 billion (€4,513 million)) based on the closing quoted share price on the Nairobi Stock Exchange. The Group also holds two non-voting shares.

The tables below and overleaf provide aggregated financial information for the Group’s associates as it relates to the amounts recognised in the income statement, statement of comprehensive income and consolidated statement of financial position.

	Investment in associates		Profit from continuing operations[1]
	2022	2021	2022	2021	2020
	€m	€m	€m	€m	€m
Safaricom PLC	428	421	217	217	247
Indus Towers Limited[1]	–	–	–	274	–
Other	59	–	5	(3)	(1)
Total	487	421	222	488	246

Note:

1.	Indus Towers Limited was classified as held for sale at 31 March 2022 and 31 March 2021. See note 7 'Discontinued operations and assets held for sale'.

Notes to the consolidated financial statements (continued)

	Safaricom PLC			Indus Towers Limited
	2022	2021	2020	2022	2021	2020
	€m	€m	€m	€m	€m	€m
Income statement
Revenue	2,318	2,083	2,310	3,122	2,421	2,365
Operating expenses	(1,164)	(1,030)	(1,122)	(1,480)	(1,247)	(1,336)
Depreciation and amortisation	(309)	(299)	(295)	(598)	(477)	(268)
Other income/(expense)	–	–	–	–	412	(592)
Operating profit	845	754	893	1,044	1,109	169
Interest income	9	12	26	–	61	32
Interest expense	(59)	(27)	(18)	(140)	(194)	(196)
Profit before tax	795	739	901	904	976	5
Income tax (expense)/credit	(270)	(197)	(282)	(272)	(168)	39
Profit from continuing operations and total comprehensive income	525	542	619	632	808	44
Attributable to:
- Owners of the parent	542	542	619	632	808	44
- Non-controlling interests	(17)	–	–	–	–	–

Statement of financial position
Non-current assets	2,173	1,333		5,359	5,271
Current assets	510	438		1,685	1,198
Total assets	2,683	1,771		7,044	6,469
Equity shareholders' funds	1,066	1,045		3,774	3,083
Non-controlling interests	312	–		–	–
Non-current liabilities	558	131		2,101	1,936
Current liabilities	747	595		1,169	1,450
Cash and cash equivalents within current assets	241	208		278	230
Non-current liabilities excluding trade and other payables and provisions	465	93		1,795	1,656
Current liabilities excluding trade and other payables and provisions	241	149		638	906

The reconciliation of summarised financial information presented to the carrying amount of our interest in the associate is set out below.

Equity shareholders' funds	1,066	1,045		3,774	3,083
Interest in associates	425	418		794	867
Goodwill	3	3		261	342
Transferred to assets held for sale	–	–		(959)	(1,257)
Investment proportion not recognised	–	–		(96)	48
Carrying value	428	421		–	–

Profit from continuing operations	542	542	619	632	808	44
Share of profit	217	217	247	178	306	19
Share of profit not recognised	–	–	–	(178)	(32)	–
Share of profit	217	217	247	–	274	19

During the year ended 31 March 2022, the Group received a dividend from Indus Towers Limited of €nil (2021: €201 million, 2020: €nil) and a dividend from Safaricom PLC of €170 million (2021: €171 million, 2020: €261 million).

Notes to the consolidated financial statements (continued)

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

	2022	2021
	€m	€m
Included within non-current assets
Equity securities[1]	143	128
Debt securities[2]	930	797
	1,073	925

Included within current assets
Short-term investments:
Bonds and debt securities[3]	1,446	1,053
Managed investment funds[1]	3,349	2,954
	4,795	4,007
Collateral assets[4]	698	3,107
Other investments[5]	2,438	2,045
	7,931	9,159

Notes:

1

Items measured at a fair value, €91 million (2021: €nil) of equity securities have a valuation basis of level 1 classification, which comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets for identical assets and liabilities. The remaining items are measured at fair value and the basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

2	Items are measured at amortised cost and have a fair value of €830 million (2021: €788 million) with a valuation basis of level 1 classification.
3	Items are measured at fair value and the valuation basis is level 1 classification.
4	Items are measured at amortised cost and the carrying amount approximates fair value.
5

Includes investments measured at a fair value of €1,460 million (2021: €1,057 million). The valuation basis is level 1. The remaining items are measured at amortised cost and the carrying amount approximates fair value.

Non-current debt securities within non-current assets include €885 million (2021: €764 million) of loan notes issued by VodafoneZiggo Holding B.V.

The Group invests surplus cash positions across a portfolio of short-term investments to manage liquidity and credit risk whilst achieving suitable returns. Collateral arrangements on derivative financial instruments result in cash being paid/(held), repayable when the derivatives are settled. These assets do not meet the definition of cash and cash equivalents but are included in the Group’s net debt based on their liquidity.

Bonds and debt securities includes €681 million(2021: €nil) of highly liquid Japanese; €nil (2021: €499 million) German; €501 million (2021: €nil) Belgian; €200 million (2021: €554 million) French government securities and €64 million (2021: €nil) of UK government bonds.

Managed investment funds of €3,349 million (2021: €2,954 million) are in funds with liquidity of up to 90 days.

Collateral assets of €698 million (2021: €3,107 million) represents collateral paid on derivative financial instruments.

Other investments are excluded from net debt based on their liquidity and primarily consist of restricted debt securities including amounts held in qualifying assets by Group insurance companies to meet regulatory requirements.

Notes to the consolidated financial statements (continued)

14. Trade and other receivables

Trade and other receivables mainly consist of amounts owed to us by customers and amounts that we pay to our suppliers in advance. Derivative financial instruments with a positive market value are reported within this note as are contract assets, which represent an asset for accrued revenue in respect of goods or services delivered to customers for which a trade receivable does not yet exist, and finance lease receivables recognised where the Group acts as a lessor. See note 20 ‘Leases’ for more information on the Group's leasing activities.

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

	2022	2021
	€m	€m
Included within non-current assets
Trade receivables	34	52
Trade receivables held at fair value through other comprehensive income	606	278
Net investment in leases	134	104
Contract assets	495	528
Contract-related costs	630	580
Other receivables	37	76
Prepayments	231	247
Derivative financial instruments[1]	4,216	2,912
	6,383	4,777
Included within current assets
Trade receivables	3,300	3,625
Trade receivables held at fair value through other comprehensive income	802	466
Net investment in leases	66	36
Contract assets	3,056	3,038
Contract-related costs	1,403	1,364
Amounts owed by associates and joint ventures	241	184
Other receivables	869	889
Prepayments	872	1,082
Derivative financial instruments[1]	410	239
	11,019	10,923

Note:

1

Items are measured at fair value and the valuation basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

The Group’s trade receivables and contract assets are classified at amortised cost unless stated otherwise and are measured after allowances for future expected credit losses, see note 22 ‘Capital and financial risk management’ for more information on credit risk.

The carrying amounts of trade and other receivables, which are measured at amortised cost, approximate their fair value and are predominantly non-interest bearing.

Notes to the consolidated financial statements (continued)

The Group’s contract-related costs comprise €1,967 million (2021: €1,883 million) relating to costs incurred to obtain customer contracts and €66 million (2021: €61 million) relating to costs incurred to fulfil customer contracts; an amortisation and impairment expense of €1,517 million (2021: €1,497 million) was recognised in operating profit during the year.

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

Accounting policies

Trade payables are not interest-bearing and are stated at their nominal value.

	2022	2021
	€m	€m
Included within non-current liabilities
Other payables	452	424
Accruals	28	47
Contract liabilities	530	519
Derivative financial instruments[1]	1,506	3,919
	2,516	4,909
Included within current liabilities
Trade payables	7,327	6,739
Amounts owed to associates and joint ventures	40	36
Other taxes and social security payable	1,114	1,196
Other payables	2,032	2,349
Accruals[2]	6,991	5,688
Contract liabilities	1,991	1,971
Derivative financial instruments[1]	166	91
	19,661	18,070

Notes:

1

Items are measured at fair value and the valuation basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

2	Includes €1,434 million (2021: €339 million) payable in relation to the irrevocable and non-discretionary share buyback programmes.

The carrying amounts of trade and other payables approximate their fair value.

Materially all of the €1,971 million recorded as current contract liabilities at 1 April 2021 was recognised as revenue during the year.

Other payables included within non-current liabilities include €351 million (2021: €383 million) in respect of the re-insurance of a third party annuity policy related to the Vodafone and CWW Sections of the Vodafone UK Group Pension Scheme.

The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest rates and foreign currency rates prevailing at 31 March.

Notes to the consolidated financial statements (continued)

16. Provisions

A provision is a liability recorded in the statement of financial position, where there is uncertainty over the timing or amount that will be paid, and is therefore often estimated. The main provisions we hold are in relation to asset retirement obligations, which include the cost of returning network infrastructure sites to their original condition at the end of the lease and claims for legal and regulatory matters.

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

Legal and regulatory

The Group is involved in a number of legal and other disputes, including where the Group has received notifications of possible claims. The Directors of the Company, after taking legal advice, have established provisions considering the facts of each case. For a discussion of certain legal issues potentially affecting the Group see note 29 ‘Contingent liabilities and legal proceedings’ to the consolidated financial statements.

Restructuring

The Group undertakes periodic reviews of its operations and recognises provisions as required based on the outcomes of these reviews. The associated cash outflows for restructuring costs are primarily less than one year.

Other

Other comprise various items that do not fall within the Group’s other categories of provisions.

	Asset
	retirement	Legal and
	obligations	regulatory	Restructuring	Other	Total
	€m	€m	€m	€m	€m
1 April 2020	955	502	545	530	2,532
Exchange movements	6	(11)	4	7	6
Acquisition of subsidiaries	6	–	–	–	6
Amounts capitalised in the year	294	–	–	–	294
Amounts charged to the income statement	–	138	153	167	458
Utilised in the year − payments	(32)	(54)	(243)	(175)	(504)
Amounts released to the income statement	(7)	(47)	(33)	(66)	(153)
31 March 2021	1,222	528	426	463	2,639
Exchange movements	3	(25)	(4)	5	(21)
Amounts capitalised in the year	297	–	–	–	297
Amounts charged to the income statement	–	216	216	139	571
Utilised in the year − payments	(51)	(128)	(295)	(197)	(671)
Amounts released to the income statement	(1)	(142)	(41)	(83)	(267)
31 March 2022	1,470	449	302	327	2,548

Provisions have been analysed between current and non-current as follows:

Notes to the consolidated financial statements (continued)

31 March 2022

	Asset
	retirement	Legal and
	obligations	regulatory	Restructuring	Other	Total
	€m	€m	€m	€m	€m
Current liabilities	43	235	241	148	667
Non-current liabilities	1,427	214	61	179	1,881
	1,470	449	302	327	2,548

31 March 2021

	Asset
	retirement	Legal and
	obligations	regulatory	Restructuring	Other	Total
	€m	€m	€m	€m	€m
Current liabilities	43	273	353	223	892
Non-current liabilities	1,179	255	73	240	1,747
	1,222	528	426	463	2,639

17. Called up share capital

Called up share capital is the number of shares in issue at their par value. A number of shares were allotted during the year in relation to employee share schemes.

Accounting policies

Equity instruments issued by the Group are recorded at the amount of the proceeds received, net of direct issuance costs.

	2022		2021
	Number	€m	Number	€m
Ordinary shares of 20 20⁄ 21 US cents each allotted, issued and fully paid:[1,2,3]
1 April	28,816,835,778	4,797	28,815,914,978	4,797
Allotted during the year	792,090	–	920,800	–
31 March	28,817,627,868	4,797	28,816,835,778	4,797

Notes:

1	At 31 March 2022 there were 50,000 (2021: 50,000) 7% cumulative fixed rate shares of £1 each in issue.
2	At 31 March 2022 the Group held 447,576,522 (2021: 592,642,309) treasury shares with a nominal value of €75 million (2021: €99 million). The market value of shares held was €661 million (2021: €918 million). During the year, 68,306,442 (2021: 63,830,400) treasury shares were reissued under Group share schemes.
3	On 5 March 2019 the Group announced the placing of subordinated mandatory convertible bonds totalling £1.72 billion with a 2 year maturity date in 2021 and £1.72 billion with a 3 year maturity date in 2022. During the year, 1,518,629,693 treasury shares were issued in settlement of tranche 2 of the maturing subordinated mandatory convertible bond, whilst in the year ended 31 March 2021, 1,426,793,872 ordinary shares were issued in settlement of tranche 1. For further details see note 21 ‘Borrowings’.

18. Reconciliation of net cash flow from operating activities

The table below shows how our profit/(loss) for the year from continuing operations translates into cash flows generated from our operating activities.

Notes to the consolidated financial statements (continued)

		2022	2021	2020
	Notes	€m	€m	€m
Profit/(loss) for the financial year		2,624	536	(455)
Non-operating expense		–	–	3
Investment income	5	(254)	(330)	(248)
Financing costs	5	1,964	1,027	3,549
Income tax expense	6	1,330	3,864	1,250
Operating profit		5,664	5,097	4,099
Adjustments for:
Share-based payments and other non-cash charges		173	146	146
Depreciation and amortisation	10, 11	13,845	14,101	14,174
Loss on disposal of property, plant and equipment and intangible assets		30	17	51
Share of result of equity accounted associates and joint ventures	12	(211)	(342)	2,505
Impairment losses	4	–	–	1,685
Other income	3	(79)	(568)	(4,281)
(Increase)/decrease in inventory		(162)	(68)	68
(Increase)/decrease in trade and other receivables	14	(638)	582	(38)
Increase/(decrease) in trade and other payables	15	384	(730)	(100)
Cash generated by operations		19,006	18,235	18,309
Net tax paid		(925)	(1,020)	(930)
Net cash flow from operating activities		18,081	17,215	17,379

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

	2022	2021
	€m	€m
Cash at bank and in hand	2,220	2,705
Money market funds[1]	5,276	3,116
Cash and cash equivalents as presented in the statement of financial position	7,496	5,821
Bank overdrafts	(125)	(31)
Cash and cash equivalents as presented in the statement of cash flows	7,371	5,790

Note:

1	Items are measured at fair value and the valuation basis is level 1 classification, which comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets.

The carrying amount of balances at amortised cost approximates their fair value.

Cash and cash equivalents of €1,554 million (2021: €1,741 million) are held in countries with restrictions on remittances but where the balances could be used to repay subsidiaries’ third party liabilities. In addition, those balances could also be used to repay €932 million (2021: €879 million) of intercompany liabilities as at 31 March 2022.

20. Leases

The Group leases assets from other parties (the Group is a lessee) and also leases assets to other parties (the Group is a lessor). This note describes how the Group accounts for leases and provides details about its lease arrangements.

Notes to the consolidated financial statements (continued)

Accounting policies

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

Right-of-use assets are depreciated on a straight-line basis from the commencement date to the earlier of the end of the asset’s useful life or the end of the lease term. The lease term is the non-cancellable period of the lease plus any periods for which the Group is ‘reasonably certain’ to exercise any extension options (see below). The useful life of the asset is determined in a manner consistent to that for owned property, plant and equipment (as described in note 11 ‘Property, plant and equipment’). If right-of-use assets are considered to be impaired, the carrying value is reduced accordingly.

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

Lease income is recognised as revenue for transactions that are part of the Group’s ordinary activities (primarily leases of handsets or other equipment to customers, leases of wholesale access to the Group’s fibre and cable networks and leases of tower infrastructure assets). The Group uses IFRS 15 principles to allocate the consideration in contracts between any lease and non-lease components.

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

The Group’s general approach to determining lease term by class of asset is described in note 1 under critical accounting judgements and key sources of estimation uncertainty.

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

The Group sub-leases excess retail and office properties under both operating and finance leases; see disclosure on the Group’s leasing activities as a lessor below on page 179.

Optional lease periods

Where practicable the Group seeks to include extension or break options in leases to provide operational flexibility, therefore many of the Group’s lease contracts contain optional periods. The Group’s policy on assessing and reassessing whether it is

Notes to the consolidated financial statements (continued)

reasonably certain that the optional period will be included in the lease term is described in note 1 ‘Basis of preparation’ under ‘critical accounting judgements and key sources of estimation uncertainty’.

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

The Group’s cash outflow for leases in the year ended 31 March 2022 was €4,338 million (2021: €4,234 million) and, absent significant future changes in the volume of the Group’s activities or strategic changes to use more or fewer owned assets this level of cash outflow from leases would be expected to continue for future periods, subject to contractual price increases. The future cash outflows included within lease liabilities are shown in the maturity analysis below. The maturity analysis only includes the reasonably certain payments to be made; cash outflows in these future periods will likely exceed these amounts as payments will be made on optional periods not considered reasonably certain at present and on new leases entered into in future periods.

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

Amounts recognised in the primary financial statements in relation to lessee transactions

Right-of-use assets

The carrying value of the Group’s right-of-use assets, depreciation charge for the year and additions during the year are disclosed in note 11 ‘Property, plant and equipment’.

Lease liabilities

The Group’s lease liabilities are disclosed in note 21 ‘Borrowings’. The maturity profile of the Group’s lease liabilities is as follows:

	2022	2021
	€m	€m
Within one year	3,130	3,419
In more than one year but less than two years	2,189	2,142
In more than two years but less than three years	1,759	1,661
In more than three years but less than four years	1,579	1,457
In more than four years but less than five years	1,387	1,316
In more than five years	4,242	4,696
	14,286	14,691
Effect of discounting	(1,747)	(1,659)
Lease liability - as disclosed in note 21 'Borrowings'	12,539	13,032

At 31 March 2022 the Group has entered into lease contracts with payment obligations with an undiscounted value of €51 million (2021: €82 million) that had not commenced at 31 March 2022.

Interest expense on lease liabilities for the year is disclosed in note 5 ‘Investment income and financing costs’.

The Group has no material liabilities under residual value guarantees and makes no material variable payments not included in the lease liability. The Group does not apply either the short term or low value expedient options in IFRS 16.

The Group's leasing activities as a lessor

The Group has a wide range of lessor activities with consumer and enterprise customers, other telecommunication companies and other companies. With consumer and enterprise customers, the Group generates lease income from the provision of

Notes to the consolidated financial statements (continued)

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

Lessor transactions are classified as operating or finance leases based on whether the lease transfers substantially all of the risks and rewards incidental to ownership of the asset. Leases are individually assessed, but generally, the Group’s lessor transactions are classified as:

–	Operating leases where the Group is lessor of space on owned mobile base stations, provides wholesale access to its fibre and cable networks or provides routers or similar equipment to fixed customers; and
–	Finance leases where the Group is sub-lessor of handsets or similar items in back-to-back arrangements or where surplus assets are sublet out for all or substantially all of the remaining head lease term.

The Group’s income as a lessor in the year is as follows:

	2022	2021
	€m	€m
Operating leases
Lease revenue (note 2 'Revenue disaggregation and segmental analysis')	758	559
Income from leases not recognised as revenue	45	180

The Group’s net investments in leases are disclosed in note 14 ‘Trade and other receivables’. The committed amounts to be received from the Group’s operating leases are as follows:

	Maturity
	Within one	In one to two	In two to	In three to four	In four to five	In more than
	year	years	three years	years	years	five years	Total
	€m	€m	€m	€m	€m	€m	€m
31 March 2022
Committed operating lease payments due to the Group as a lessor	513	250	161	128	114	343	1,509

31 March 2021
Committed operating lease payments due to the Group as a lessor	510	261	175	134	115	395	1,590

The Group has no material lease income arising from variable lease payments.

21. Borrowings

The Group’s sources of borrowing for funding and liquidity purposes come from a range of committed bank facilities and through short-term and long-term issuances in the capital markets including bond and commercial paper issues and bank loans. Liabilities arising from the Group’s lease arrangements are also reported in borrowings; see note 20 ‘Leases’. We manage the basis on which we incur interest on debt between fixed interest rates and floating interest rates depending on market conditions using interest rate derivatives. The Group enters into foreign exchange contracts to mitigate the impact of exchange rate movements on certain monetary items.

Accounting policies

Interest-bearing loans and overdrafts are initially measured at fair value (which is equal to cost at inception), and are subsequently measured at amortised cost, using the effective interest rate method. Where they are identified as a hedged item in a designated fair value hedge relationship, fair value adjustments are recognised in accordance with our policy (see note 22 ‘Capital and financial risk management’). Any difference between the proceeds net of transaction costs and the amount due on settlement or redemption of borrowings is recognised over the term of the borrowing. Where bonds issued with certain conversion rights are identified as compound instruments they are initially measured at fair value with the nominal amounts

Notes to the consolidated financial statements (continued)

recognised as a component in equity and the fair value of future coupons included in borrowings. These are subsequently measured at amortised cost using the effective interest rate method.

Borrowings

	2022	2021
	€m	€m
Non-current borrowings
Bonds	46,156	44,634
Bank loans	629	761
Lease liabilities (note 20)	9,810	9,909
Bank borrowings secured against Indian assets	—	385
Other borrowings[1]	1,536	3,583
	58,131	59,272
Current borrowings
Bonds	1,875	2,251
Bank loans	688	658
Lease liabilities (note 20)	2,729	3,123
Collateral liabilities	2,914	962
Bank borrowings secured against Indian assets	1,382	862
Other borrowings[1]	2,373	632
	11,961	8,488
Borrowings	70,092	67,760

Note:

1	Includes €1,273 million (2021: €3,312 million) and €2,165 million (2021: €381 million) of licence and spectrum fees payable in non-current and current borrowings respectively.

The fair value of the Group’s financial liabilities held at amortised cost approximate to fair value with the exception of long-term bonds with a carrying value of €46,156 million (2021: €44,634 million) which have a fair value of €46,348 million (2021: €48,630 million). Fair value is based on level 1 of the fair value hierarchy using quoted market prices.

The Group’s borrowings also include €1,382 million (2021: €1,247 million) of bank borrowings that are secured against the Group’s shareholdings in Indus Towers and Vodafone Idea (see note 12 ‘Investments in Associates and Joint Ventures’ for further details of these assets) and will be repaid through the realisation of proceeds from those assets. In accordance with the terms of the loan arrangement, the Group intends to dispose of its shareholding in Indus Towers in order to repay the borrowing.

The Group’s borrowings include certain bonds which have been designated in hedge relationships, which are carried at €1,316 million higher (2021: €1,390 million) than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than euros, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps is not reflected in borrowings and would decrease the euro equivalent redemption value of the bonds by €1,456 million (2021: €127 million).

Commercial paper programmes

We currently have US and euro commercial paper programmes of US$15 billion (€13.5 billion) and €10 billion respectively which are available to be used to meet short-term liquidity requirements. At 31 March 2022 both programmes remained undrawn.

The commercial paper facilities were supported by US$4.0 billion (€3.6 billion) and €4.0 billion of syndicated committed bank facilities. No amounts had been drawn under these facilities.

Bonds

We have a €30 billion euro medium-term note programme and a US shelf programme which are used to meet medium to long-term funding requirements. At 31 March 2022 the total amounts in issue under these programmes split by currency were US$25.3 billion, €16.2 billion, £3 billion, AUD$1.2 billion, HKD$2.1 billion, NOK2.2 billion, CHF0.7 billion and JPY10 billion.

Vantage Towers A.G. has a €5 billion debt issuance programme to meet its medium to long-term funding requirements. As at 31 March 2022, Vantage Towers A.G. had bonds outstanding with a nominal value of €2.2 billion.

At 31 March 2022 the Group had bonds outstanding with a nominal value equivalent to €46.7 billion. During the year ended 31 March 2022, bonds with a nominal value of US$2.5 billion were issued utilising the US Shelf programme and bonds with a nominal value of €2.1 billion matured.

Notes to the consolidated financial statements (continued)

Bonds mature between 2022 and 2059 (2021: 2021 and 2059) and have interest rates between 0% and 7.875% (2021: 0% and 7.875%).

Mandatory convertible bonds

On 12 March 2019 the Group issued £3.4 billion of subordinated mandatory convertible bonds (‘MCBs’) split into two equal tranches of £1.7 billion with coupons of 1.2% and 1.5% respectively. The first tranche matured on 12 March 2021 at a conversion price of £1.2055 per share and the second tranche matured on 12 March 2022 at a conversion price of £1.1326 per share. These were recognised as compound instruments with nominal values of £3.4 billion (€3.8 billion) recognised as a component of shareholders’ funds in equity and the fair value of future coupons £0.1 billion (€0.1 billion) recognised as a financial liability in borrowings. The Group’s strategy was to hedge the equity risk associated with the MCB issuance to any future movement in its share price by an option strategy designed to hedge the economic impact of share price movements. In instances where the Group decides to buy back ordinary shares to mitigate dilution resulting from the conversion, the hedging strategy provides a hedge for the repurchase price.

Treasury shares

The Group held a maximum of 1,911,661,729 (2021: 2,043,732,147) of its own shares during the year which represented 6.6% (2021: 7.1%) of issued share capital at that time.

22. Capital and financial risk management

This note details the treasury management and financial risk management objectives and policies, as well as the exposure and sensitivity of the Group to credit, liquidity, interest and foreign exchange risk, and the policies in place to monitor and manage these risks.

Accounting policies

Financial instruments

Financial assets and financial liabilities, in respect of financial instruments, are recognised on the Group’s consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

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

Financial liabilities under put option arrangements

The Group has an obligation to pay a fixed rate of return to minority equity shareholders in the Group’s subsidiary Kabel Deutschland AG, under the terms of a court-imposed domination and profit and loss transfer agreement. This agreement also provides the minority shareholders the option to put their shareholding to Vodafone at a fixed price per share. The obligation to purchase the shares has been recognised as a financial liability and no non-controlling interests are recognised in respect of minority shareholders. Interest costs are accrued at the agreed rate of return and recognised in financing costs.

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

The Group designates certain derivatives as:

–	hedges of the change in fair value of recognised assets and liabilities (‘fair value hedges’);
–	hedges of highly probable forecast transactions or hedges of foreign currency or interest rate risks of firm commitments (‘cash flow hedges’); or
–	hedges of net investments in foreign operations.

Derivative financial instruments are initially measured at fair value on the contract date and are subsequently re-measured to fair value at each reporting date. Changes in values of all derivatives of a financing nature are included within investment income

Notes to the consolidated financial statements (continued)

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

Capital management

The following table summarises the capital of the Group at 31 March:

	2022	2021
	€m	€m
Borrowings (note 21)	70,092	67,760
Cash and cash equivalents (note 19)	(7,496)	(5,821)
Derivative financial instruments included in trade and other receivables (note 14)	(4,626)	(3,151)
Derivative financial instruments included in trade and other payables (note 15)	1,672	4,010
Short-term investments (note 13)	(4,795)	(4,007)
Collateral assets (note 13)	(698)	(3,107)
Financial liabilities under put option arrangements	494	492
Equity	56,977	57,816
Capital	111,620	113,992

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

Potential cash outflows from option agreements and similar arrangements

Put options issued as part of the hedging strategy for the MCBs permit the holders to exercise against the Group at maturity of the option if there is a decrease in our share price. Under the terms of the options, settlement must be made in cash which will equate to the reduced value of shares from the initial conversion price, adjusted for dividends declared, on 1,452 million (2021: 2,494 million) shares as at 31 March 2022.

Sale of trade receivables

During the year, the Group sold certain trade receivables to a number of financial institutions. Whilst there are no repurchase obligations in respect of these receivables, the Group provided credit guarantees which would only become payable if default rates were significantly higher than historical rates. The credit guarantee is not considered substantive and substantially all risks

Notes to the consolidated financial statements (continued)

and rewards associated with the receivables passed to the purchaser at the date of sale, therefore the receivables were derecognised. The maximum payable under the guarantees at 31 March 2022 was €1,341 million (2021: €1,503 million). No provision has been made in respect of these guarantees as the likelihood of a cash outflow has been assessed as remote.

Supplier financing arrangements

The Group offers suppliers the opportunity to use supply chain financing (‘SCF’). SCF allows suppliers that decide to use it to receive funding earlier than the invoice due date. At 31 March 2022, the financial institutions that run the SCF programmes had purchased €2.4 billion (2021: €2.3 billion) of outstanding supplier invoices, principally from larger suppliers. The Group does not provide any financial guarantees to the financial institutions under this programme and continues to cash settle supplier payables in accordance with their contractual terms. As such, the programme does not change the Group’s net debt, trade payable balances or cash flows.

The Group evaluates supplier arrangements against a number of indicators to assess if the payable continues to hold the characteristics of a trade payable or should be classified as borrowings; these indicators include whether the payment terms exceed the shorter of customary payment terms in the industry or 180 days. At 31 March 2022, none of the payables subject to supplier financing arrangements met the criteria to be reclassified as borrowings.

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

No bonds issued by the Group or the Revolving Credit Facilities are subject to financial covenant ratios. Approximately €38 billion (2021: €37 billion) of issued bonds have a change of control clause. The Group uses a number of derivative instruments for currency and interest rate risk management purposes only that are transacted by specialist treasury personnel. The Group mitigates banking sector credit risk by the use of collateral support agreements.

The Group’s financial risk management policies seek to reduce the Group’s exposure to any future disruption to financial markets, including any future impacts from COVID or other macro economic events.

The Group has combined cash and cash equivalent and short-term investments of €12.3 billion, providing significant headroom over short-term liquidity requirements. Additionally the Group maintains undrawn revolving credit facilities of €7.6 billion euro equivalent. As at 31 March 2022 and after hedging, substantially all the Group’s borrowings are held on a fixed interest basis, mitigating exposure to interest rate risk. The Group has no significant currency exposures other than positions in economic hedging relationships. The Group’s credit risk under financing activities is spread across a portfolio of highly rated institutions to reduce counterparty exposures and derivative balances are substantially all collateralised. The Group’s operating activities result in customer credit risk, for which provisions for expected credit losses are recognised.

Notes to the consolidated financial statements (continued)

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial asset leading to a financial loss for the Group. The Group is exposed to credit risk from its operating activities and from its financing activities, the Group considers its maximum exposure to credit risk at 31 March to be:

	2022	2021
	€m	€m
Cash at bank and in hand (note 19)	2,220	2,705
Money market funds (note 19)	5,276	3,116
Managed investment funds (note 13)	3,349	2,954
Current bonds and debt securities (note 13)	1,446	1,053
Non-current debt securities (note 13)	930	797
Collateral assets (note 13)	698	3,107
Other investments (note 13)	2,438	2,045
Derivative financial instruments (note 14)	4,626	3,151
Trade receivables (note 14)[1]	6,083	5,924
Contract assets and other receivables (note 14)	4,457	4,531
Performance bonds and other guarantees (note 29)	2,866	2,728
	34,389	32,111

Note:

1	Includes amounts guaranteed under sales of trade receivables €1,341 million (2021: €1,503 million)

Expected credit loss

The Group has financial assets classified and measured at amortised cost and fair value through other comprehensive income that are subject to the expected credit loss model requirements of IFRS 9. Cash at bank and in hand and certain other investments are both classified and measured at amortised cost and subject to impairment requirements. However, the identified expected credit loss is considered to be immaterial.

Information about expected credit losses for trade receivables and contract assets can be found under ‘operating activities’ on page 185.

Financing activities

The Group invests in government securities on the basis they generate a fixed rate of return and are amongst the most creditworthy of investments available.

Investments are made in accordance with established internal treasury policies which dictate the scaled maximum exposure permissible in relation to an investment’s long-term credit rating. The Group invests in AAA unsecured money market mutual funds, where the investment is limited to 10% of each fund; A to AAA government securities, both directly and through money market mutual funds; and has two managed investment funds that hold securities with an average credit quality of AA.

In respect of financial instruments used by the Group’s treasury function, the aggregate credit risk the Group may have with one counterparty is limited by reference to the long-term credit ratings assigned for that counterparty by Moody’s, Fitch Ratings and Standard & Poor’s. Furthermore, collateral support agreements reduce the Group’s exposure to counterparties who must post cash collateral when there is value due to the Group under outstanding derivative contracts that exceeds a contractually agreed threshold amount. When value is due to the counterparty the Group is required to post collateral on identical terms. Such cash collateral is adjusted daily as necessary.

In the event of any default, ownership of the cash collateral would revert to the respective holder at that point. Detailed below is the value of the cash collateral, which is reported within current borrowings, held by the Group at 31 March:

	2022	2021
	€m	€m
Collateral liabilities	2,914	962

In addition, as discussed in note 29 ‘Contingent liabilities and legal proceedings’, the Group has covenanted to provide security in favour of the trustee of the Vodafone Group UK Pension Scheme in respect of the funding deficit in the scheme and pledged security in relation to the Indus Towers merger. The Group has also pledged cash as collateral against derivative financial instruments as disclosed in note 13 ‘Other investments’.

Notes to the consolidated financial statements (continued)

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

Movements in the allowance for expected credit losses during the year were as follows:

					Trade receivables held
			Trade receivables held		at fair value through
	Contract assets		at amortised cost		other comprehensive income
	2022	2021	2022	2021	2022	2021
	€m	€m	€m	€m	€m	€m
1 April	101	137	1,480	1,431	57	51
Exchange movements	1	2	(70)	(47)	—	–
Amounts charged to credit losses on financial assets	114	63	394	592	53	9
Other[1]	(133)	(101)	(462)	(496)	(2)	(3)
31 March	83	101	1,342	1,480	108	57

Note:

1	Primarily utilisation of the provision.

Expected credit losses are presented as net impairment losses within operating profit and subsequent recoveries of amounts previously written off are credited against the same line item.

The majority of the Group's trade receivables are due for maturity within 90 days and largely comprise amounts receivable from consumers and business customers.

The following table presents information on trade receivables past due¹ and their associated expected credit losses:

		Trade receivables at amortised cost past due
		30 days	31-60	61-180	180
	Due	or less	days	days	days+	Total
31 March 2022	€m	€m	€m	€m	€m	€m
Gross carrying amount	2,411	650	182	390	1,043	4,676
Expected credit loss allowance	(123)	(83)	(53)	(190)	(893)	(1,342)
Net carrying amount	2,288	567	129	200	150	3,334

		Trade receivables at amortised cost past due
		30 days	31–60	61–180	180
	Due	or less	days	days	days+	Total
31 March 2021	€m	€m	€m	€m	€m	€m
Gross carrying amount	2,568	717	177	405	1,290	5,157
Expected credit loss allowance	(30)	(72)	(62)	(211)	(1,105)	(1,480)
Net carrying amount	2,538	645	115	194	185	3,677

Note:

1	Contract assets relate to amounts not yet due from customers. These amounts will be reclassified as trade receivables before they become due. Trade receivables at fair value through other comprehensive income are not materially past due.

Liquidity risk

Liquidity is reviewed daily on at least a 12 month rolling basis and stress tested on the assumption that any commercial paper outstanding matures and is not reissued. The Group maintains substantial cash and cash equivalents which at 31 March 2022 amounted to cash €7.5 billion (2021: €5.8 billion) and undrawn committed facilities of €8.2 billion (2021: €8.0 billion), principally

Notes to the consolidated financial statements (continued)

euro and US dollar revolving credit facilities of €4.0 billion and US $4.0 billion (€3.6 billion) which mature in 2025 and 2027 respectively. The Group manages liquidity risk on non-current borrowings by maintaining a varied maturity profile with a cap on the level of debt maturity in any one calendar year, therefore minimising refinancing risk. Non-current borrowings mature between 1 and 37 years.

The maturity profile of the anticipated future cash flows including interest in relation to the Group’s non-derivative financial liabilities on an undiscounted basis which, therefore, differs from both the carrying value and fair value, is as follows:

						Trade payables and
	Bank loans	Bonds	Lease liabilities	Other[2]	Total borrowings	other financial liabilities[3]	Total
Maturity profile[1]	€m	€m	€m	€m	€m	€m	€m
Within one year	700	3,569	3,130	6,823	14,222	16,884	31,106
In one to two years	33	6,190	2,189	417	8,829	29	8,858
In two to three years	411	3,786	1,759	207	6,163	—	6,163
In three to four years	2	5,746	1,579	199	7,526	—	7,526
In four to five years	205	6,253	1,387	678	8,523	—	8,523
In more than five years	21	43,514	4,242	136	47,913	—	47,913
	1,372	69,058	14,286	8,460	93,176	16,913	110,089
Effect of discount/financing rates	(55)	(21,027)	(1,747)	(255)	(23,084)	(1)	(23,085)
31 March 2022	1,317	48,031	12,539	8,205	70,092	16,912	87,004
Within one year	674	3,774	3,419	2,516	10,383	15,304	25,687
In one to two years	174	3,329	2,142	2,575	8,220	49	8,269
In two to three years	440	5,964	1,661	399	8,464	–	8,464
In three to four years	173	2,784	1,457	166	4,580	–	4,580
In four to five years	2	5,506	1,316	199	7,023	–	7,023
In more than five years	23	45,538	4,696	986	51,243	–	51,243
	1,486	66,895	14,691	6,841	89,913	15,353	105,266
Effect of discount/financing rates	(67)	(20,010)	(1,659)	(417)	(22,153)	(2)	(22,155)
31 March 2021	1,419	46,885	13,032	6,424	67,760	15,351	83,111

Notes:

1

Maturities reflect contractual cash flows applicable except in the event of a change of control or event of default, upon which lenders have the right, but not the obligation, to request payment within 30 days. This also applies to undrawn committed facilities. There is no debt that is subject to a material adverse change clause (2021: €30 million of debt in relation to the mandatorily convertible bond that matured on 12 March 2022 was subject to a material adverse change clause which would have accelerated conversion of the £1.7 billion principal recognised in equity – see note 21 ‘Borrowings’).

2

Includes spectrum licence payables with maturity profile €2,319 million (2021: €381 million) within one year, €165 million (2021: €2,171 million) in one to two years, €199 million (2021: €165 million) in two to three years, €199 million (2021: €165 million) in three to four years, €662 million (2021: €199 million) in four to five years and €136 million (2021: €986 million) in more than five years. Also includes €2,914 million (2021: €962 million) in relation to cash received under collateral support agreements shown within 1 year.

3	Includes financial liabilities under put option arrangements and non-derivative financial liabilities presented within trade and other payables.

The maturity profile of the Group’s financial derivatives (which include interest rate swaps, cross-currency interest rate swaps and foreign exchange swaps) using undiscounted cash flows, is as follows:

	2022			2021
	Payable	Receivable	Total	Payable	Receivable	Total
	€m	€m	€m	€m	€m	€m
Within one year	(12,671)	13,470	799	(16,218)	16,864	646
In one to two years	(5,897)	6,399	502	(3,121)	3,723	602
In two to three years	(2,584)	3,158	574	(5,623)	5,978	355
In three to four years	(3,373)	3,864	491	(2,518)	2,903	385
In four to five years	(1,699)	2,139	440	(3,305)	3,620	315
In more than five years	(34,097)	40,129	6,032	(33,777)	37,399	3,622
	(60,321)	69,159	8,838	(64,562)	70,487	5,925
Effect of discount/financing rates			(5,884)			(6,784)
Financial derivative net receivable/(payable)			2,954			(859)

Payables and receivables are stated separately in the table above as cash settlement is on a gross basis.

Notes to the consolidated financial statements (continued)

Market risk

Interest rate management

Under the Group’s interest rate management policy, interest rates on long-term monetary assets and liabilities are principally maintained on a fixed rate basis.

At 31 March 2022 and after hedging, substantially all of our outstanding liabilities are held on a fixed interest rate basis in accordance with treasury policy.

For each one hundred basis point rise in market interest rates for all currencies in which the Group had borrowings at 31 March 2022 there would be an increase in profit before tax by €420 million (2021: €782 million) including mark to market revaluations of interest rate and other derivatives and the potential interest on cash and short-term investments. There would be no material impact on equity.

At 31 March 2022, the Group had limited exposure through interest rate derivatives and floating rate bonds referencing LIBOR and other interbank offered rates (IBORs).

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

At 31 March 2022 11% of net debt was denominated in currencies other than euro (6% sterling, 4% South African rand and 1% other). This allows sterling, South African rand and other debt to be serviced in proportion to expected future cash flows and therefore provides a partial economic hedge against income statement translation exposure, as interest costs will be denominated in foreign currencies.

Under the Group’s foreign exchange management policy, foreign exchange transaction exposure in Group companies is generally maintained at the lower of €5 million per currency per month or €15 million per currency over a six month period.

The Group recognises foreign exchange movements in equity for the translation of net investment hedging instruments and balances treated as investments in foreign operations. However, there is no net impact on equity for exchange rate movements on net investment hedging instruments as there would be an offset in the currency translation of the foreign operation. At 31 March 2022 the Group held financial liabilities in a net investment hedge against the Group’s South African rand operations. Sensitivity to foreign exchange movements on the hedging liabilities, analysed against a strengthening of the South African rand by 13% (2021: 15%) would result in a decrease in equity of €221 million (2021: €285 million) which would be fully offset by foreign exchange movements on the hedged net assets. In addition, cash flow hedges of principally US dollar borrowings would result in an increase in equity of €371 million (2021: €469 million) against a strengthening of US dollar by 5% (2021: 6%).

The Group profit and loss account is exposed to foreign exchange risk within both operating profit and financing income and expense. The principal reporting segment not generating income in euro is Vodacom, whose functional currency is predominantly South African rand. Financing income and expense includes foreign currency gains/losses incurred on the translation of balance sheet items not held in functional currency. These are principally on certain borrowings, derivatives, and other investments denominated in sterling and Turkish lira.

The following table details the Group’s sensitivity to foreign exchange risk. The percentage movement applied to the currency is based on the average movements in the previous three annual reporting periods.

	2022	2021
	€m	€m
Increase/ (decrease) in Profit before taxation
ZAR 13% change (2021: 15%)	134	152
TRY 39% change (2021: 26%)	83	87
GBP 2% change (2021: 3%)	(67)	(23)

Equity risk

There is no material equity risk relating to the Group’s equity investments which are detailed in note 13 ‘Other investments’.

The Group has hedged its exposure under the subordinated mandatory convertible bonds to any future movements in its share price by an option strategy designed to hedge the economic impact of share price movements. As at 31 March 2022 the Group’s sensitivity to a movement of 7% (2021: 7%) in its share price would result in an increase or decrease in profit before tax of €36 million (2021: €283 million).

Notes to the consolidated financial statements (continued)

Risk management strategy of hedge relationships

The risk strategies of the designated cash flow, fair value, and net investment hedges reflect the above market risk strategies.

The objective of the cash flow hedges is principally to convert foreign currency denominated fixed rate borrowings in US dollar, pound sterling, Australian dollar, Swiss franc, Hong Kong dollar, Japanese yen, Norwegian krona and euro and US dollar floating rate borrowings into euro fixed rate borrowings and hedge the foreign exchange spot rate and interest rate risk. There are also cash flow hedges of certain subsidiary expenditure not denominated in functional currency of the entity, to hedge foreign exchange spot risk. Derivative financial instruments designated in cash flow hedges are cross-currency interest rate swaps and foreign exchange swaps and forwards. The swap maturity dates and liquidity profiles of the nominal cash flows match those of the underlying borrowings and exposures.

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

The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market rates and foreign currency rates prevailing at 31 March. The valuation basis is level 2 of the fair value hierarchy. This classification comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset and liability, either directly or indirectly. Derivative financial assets and liabilities are included within trade and other receivables and trade and other payables in the statement of financial position.

Notes to the consolidated financial statements (continued)

The following table represents the carrying values and nominal amounts of derivatives in a continued hedge relationship as at 31 March.

				Other comprehensive income				Weighted average
				Opening	(Gain)/	Gain/(Loss)	Closing
		Carrying	Carrying	balance	Loss	recycled to	balance			Euro
	Nominal	value	value	1 April	deferred to	financing	31 March	Maturity		interest
	amounts	Assets	Liabilities	2021	OCI	costs	2022[1]	year	FX rate	rate
At 31 March 2022	€m	€m	€m	€m	€m	€m	€m			%
Cash flow hedges - foreign currency risk[3]
Cross-currency and foreign exchange swaps
US dollar bonds	20,995	2,745	10	501	(3,257)	1,272	(1,484)	2036	1.18	2.76
Australian dollar bonds	736	50	–	(24)	(12)	31	(5)	2024	1.56	0.92
Swiss franc bonds	624	16	1	30	(59)	49	20	2026	1.08	1.26
Pound sterling bonds	3,498	61	145	323	(239)	25	109	2043	0.86	2.97
Hong Kong dollar bonds	233	8	3	13	(18)	12	7	2028	9.08	1.48
Japanese yen bonds	78	–	6	11	(7)	(2)	2	2037	128.53	2.47
Norwegian krona bonds	241	–	16	3	(7)	7	3	2026	9.15	1.12
Foreign exchange forwards[2]	244	–	69	–	(72)	3	(69)	2022	12.34	–
Cash flow hedges - foreign currency and interest rate risk[3]
Cross currency swaps - US dollar bonds	417	24	–	8	(33)	24	(1)	2023	1.17	1.07
Cash flow hedges - interest rate risk[3]
Interest rate swaps - Euro loans	–	–	–	(1)	–	1	–	–	–	–
Net investment hedge - foreign exchange risk[5]		–
Cross-currency and foreign exchange swaps - South African rand investment	1,555	–	113	959	174	–	1,133	2022	17.29	0.31
	28,621	2,904	363	1,823	(3,530)	1,422	(285)

Notes to the consolidated financial statements (continued)

				Other comprehensive income				Weighted average
				Opening		Gain/(Loss)	Closing
		Carrying	Carrying	balance	(Gain)/Loss	recycled to	balance			Euro
	Nominal	value	value	1 April	deferred to	financing	31 March	Maturity		interest
	amounts	Assets	Liabilities	2020	OCI	costs	2021[1]	year	FX rate	rate
At 31 March 2021	€m	€m	€m	€m	€m	€m	€m			%
Cash flow hedges – foreign currency risk[3]
Cross-currency and foreign exchange swaps
US dollar bonds	18,995	621	1,070	(3,922)	5,900	(1,477)	501	2036	1.18	2.82
Australian dollar bonds	736	38	–	(26)	(102)	104	(24)	2024	1.56	0.92
Swiss franc bonds	624	–	45	28	28	(26)	30	2026	1.08	1.26
Pound sterling bonds	2,585	40	199	94	1	228	323	2047	0.89	2.59
Hong Kong dollar bonds	233	–	13	(4)	34	(17)	13	2028	9.08	1.48
Japanese yen bonds	78	–	12	6	13	(8)	11	2037	128.53	2.47
Norwegian krona bonds	241	–	22	(3)	(23)	29	3	2026	9.15	1.12
Cash flow hedges – foreign currency and interest rate risk[3]
Cross currency swaps - US dollar bonds	417	–	8	18	52	(62)	8	2023	1.17	1.07
Cash flow hedges – interest rate risk[3]
Interest rate swaps – Euro loans	568	–	–	7	(11)	3	(1)	2021	–	1.21
Fair value hedges – interest rate risk[4]
Interest rate swaps – Eurobonds	186	131	–	–	–	–	–	2028	–	–
Net investment hedge – foreign exchange risk[5]
Cross-currency and foreign exchange swaps – South African rand investment	1,785	–	23	631	328	–	959	2021	17.30	0.31
	26,448	830	1,392	(3,171)	6,220	(1,226)	1,823

Notes:

1	Fair value movement deferred into other comprehensive income includes €1,318 million loss (2021: €1,164 million loss) and €1 million gain (2021: €2 million gain) of foreign currency basis outside the cash flow and net investment hedge relationships respectively.
2	Includes euro and US dollar forward contracts against Turkish lira to hedge foreign currency forecast expenditures in local markets. Notional amounts of €146 million and $109 million (€98 million) with weighted average exchange rates of 12.45 and 10.95 respectively to Turkish lira.
3	For cashflow hedges, the movement in the hypothetical derivative (hedged item) mirrors that of the hedging instrument. Hedge ineffectiveness of the swaps designated in a cash flow hedge during the period was €nil (2021: €nil).
4	The fair value hedge was de-designated during the financial year. The carrying value of the bond de-designated during the financial year includes
5	€66 million loss (2021: €76 million loss) of cumulative fair value adjustment for the hedged interest risk. Hedge ineffectiveness is €nil (2021: €8 million gain). The carrying value of bonds includes an additional €760 million loss (2021: €774 million loss) in relation to fair value of other bonds previously designated in fair value hedge relationships.
6	Hedge ineffectiveness of swaps designated in a net investment hedge during the period was €nil (2021: €nil).

Changes in assets and liabilities arising from financing activities

Notes to the consolidated financial statements (continued)

					Assets and liabilities
		Derivative assets	Financial liabilities		arising from
	Borrowings	and liabilities	under put options	Other liabilities	financing activities
	€m	€m	€m	€m	€m
1 April 2021	67,760	859	492	491	69,602
Cash movements
Proceeds from issuance of long-term borrowings	2,548	–	–	–	2,548
Repayment of borrowings	(8,248)	–	–	–	(8,248)
Net movement in short-term borrowings	3,002	–	–	–	3,002
Net movement in derivatives	–	(293)	–	–	(293)
Interest paid	(2,246)	469	(17)	(10)	(1,804)
Purchase of treasury shares	–	–	–	(2,087)	(2,087)
Non-cash movements
Fair value movements	–	(2,631)	–	–	(2,631)
Foreign exchange	1,386	(930)	–	(15)	441
Interest costs	2,356	(428)	19	13	1,960
Lease additions	3,410	–	–	–	3,410
Other[1]	124	–	–	3,106	3,230
31 March 2022	70,092	(2,954)	494	1,498	69,130

					Assets and liabilities
		Derivative assets	Financial liabilities		arising from
	Borrowings	and liabilities	under put options	Other liabilities	financing activities
	€m	€m	€m	€m	€m
1 April 2020	74,925	(4,409)	1,850	170	72,536
Cash movements
Proceeds from issuance of long-term borrowings	4,359	–	–	–	4,359
Repayment of borrowings	(12,237)	–	–	–	(12,237)
Net movement in short-term borrowings	(2,791)	–	–	–	(2,791)
Net movement in derivatives	–	279	–	–	279
Interest paid	(2,421)	452	(141)	(42)	(2,152)
Purchase of treasury shares	–	–	–	(62)	(62)
Payments for settlement of written put options	–	–	(1,482)	–	(1,482)
Non-cash movements
Fair value movements	(9)	3,594	–	–	3,585
Foreign exchange	(1,480)	1,428	–	(2)	(54)
Interest costs	2,459	(485)	62	11	2,047
Lease additions	4,578	–	–	–	4,578
Acquisitions of subsidiaries	234	–	–	–	234
Other[1]	143	–	203	416	762
31 March 2021	67,760	859	492	491	69,602

Note:

1	Movement in Other liabilities primarily relate to share buyback programmes.

Fair value and carrying value information

The carrying value and valuation basis of the Group’s financial assets are set out in notes 13 ‘Other investments’, 14 ‘Trade and other receivables’ and 19 ‘Cash and cash equivalents’. For all financial assets held at amortised cost the carrying values approximate fair value except as disclosed in note 13 ‘Other investments’.

The carrying value and valuation basis of the Group’s financial liabilities are set out in notes 15 ‘Trade and other payables’ and 21 ‘Borrowings’. The carrying values approximate fair value for the Group’s trade payables and other payables categories. For other financial liabilities a comparison of fair value and carrying value is disclosed in note 21 ‘Borrowings’.

Notes to the consolidated financial statements (continued)

Net financial instruments

The table below shows the Group’s financial assets and liabilities that are subject to offset in the balance sheet and the impact of enforceable master netting or similar agreements.

				Related amounts not set off in the balance sheet
			Amounts	Right of set off
			presented in	with derivative	Collateral
	Gross amount	Amount set off	balance sheet	counterparties	(liabilities)/assets[1]	Net amount
At 31 March 2022	€m	€m	€m	€m	€m	€m
Derivative financial assets	4,626	–	4,626	(1,365)	(2,914)	347
Derivative financial liabilities	(1,672)	–	(1,672)	1,365	368	61
Total	2,954	–	2,954	–	(2,546)	408

				Related amounts not set off in the balance sheet
			Amounts	Right of set off
			presented in	with derivative	Collateral
	Gross amount	Amount set off	balance sheet	counterparties	(liabilities)/assets[1]	Net amount
At 31 March 2021	€m	€m	€m	€m	€m	€m
Derivative financial assets	3,151	–	3,151	(1,989)	(962)	200
Derivative financial liabilities	(4,010)	–	(4,010)	1,989	2,194	173
Total	(859)	–	(859)	–	1,232	373

Note:

1	Excludes collateral of €330 million (2021: €913 million) pledged as initial margin that does not offset against existing mark to market balances as at 31 March.

Financial assets and liabilities are offset and the net amount reported in the consolidated balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. Derivative financial instruments that do not meet the criteria for offset could be settled net in certain circumstances under ISDA (‘International Swaps and Derivatives Association’) agreements where each party has the option to settle amounts on a net basis in the event of default from the other. Collateral may be offset and net settled against derivative financial instruments in the event of default by either party. The aforementioned collateral balances are recorded in ‘other investments’ or ‘current borrowings’ respectively.

23. Directors and key management compensation

This note details the total amounts earned by the Company’s Directors and members of the Executive Committee.

Directors

Aggregate emoluments of the Directors of the Company were as follows:

	2022	2021	2020
	€m	€m	€m
Salaries and fees	4	4	4
Incentive schemes[1]	3	3	2
Other benefits[2]	–	–	1
	7	7	7

Notes:

1	Excludes gains from long-term incentive plans.
2	Includes the value of the cash allowance taken by some individuals in lieu of pension contributions.

No Directors serving during the year exercised share options in the year ended 31 March 2022 (2021: None; 2020: None).

Key management compensation

Aggregate compensation for key management, being the Directors and members of the Executive Committee, was as follows:

	2022	2021	2020
		Re-presented[1]	Re-presented[1]
	€m	€m	€m
Short-term employee benefits	28	28	27
Share-based payments	8	11	7
	36	39	34

Notes to the consolidated financial statements (continued)

Note:

1	The prior year comparatives for share-based payments have been re-presented to reflect the market value of the vested shares provided to key management personnel in the reported period. The previous presentation was based on the value of share awards granted and recognised over the vesting period, however the grants were subject to various vesting conditions. The revised measurement basis is considered to provide a more appropriate measure of actual compensation received by key management personnel in the period. The re-presentation decreases the previously disclosed amounts by €12 million and €23 million for the years ended 31 March 2021 and 31 March 2020, respectively.

24. Employees

This note shows the average number of people employed by the Group during the year, in which areas of our business our employees work and where they are based. It also shows total employment costs.

	2022	2021	2020
	Employees	Employees	Employees
By activity
Operations	15,404	14,893	14,616
Selling and distribution	25,499	26,874	28,133
Customer care and administration	56,038	54,739	52,470
	96,941	96,506	95,219
By segment
Germany	15,256	15,798	15,199
Italy	5,765	5,818	5,980
Spain	4,194	4,257	4,316
UK	9,198	9,584	10,295
Other Europe	15,106	15,460	14,646
Vodacom	7,973	7,810	7,773
Other Markets	9,336	9,498	10,515
Vantage Towers[1]	502	–	–
Common Functions	29,611	28,281	26,495
Total	96,941	96,506	95,219

Note:

1	Vantage Towers is a new reporting segment for the year ended 31 March 2022. See Note 2 ‘Revenue disaggregation and segmental analysis’ for details.

The cost incurred in respect of these employees (including Directors) was:

	2022	2021	2020
	€m	€m	€m
Wages and salaries	4,469	4,238	4,571
Social security costs	578	549	531
Other pension costs (note 25)	168	235	226
Share-based payments (note 26)	119	135	134
Total	5,334	5,157	5,462

25. Post employment benefits

The Group operates a number of Defined Benefit and Defined Contribution retirement plans for our employees. The Group’s largest defined benefit plan is in the UK. For further details see ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation’.

Accounting policies

For defined benefit retirement plans, the difference between the fair value of the plan assets and the present value of the plan liabilities is recognised as an asset or a liability on the consolidated statement of financial position. Defined benefit plan liabilities are assessed using the projected unit funding method and applying the principal actuarial assumptions at the reporting period date. Assets are valued at market value.

Notes to the consolidated financial statements (continued)

Actuarial gains and losses are taken to the consolidated statement of comprehensive income for defined benefit plans or consolidated income statement for cash leaver plans as incurred. For this purpose, actuarial gains and losses comprise both the effects of changes in actuarial assumptions and experience adjustments arising from differences between the previous actuarial assumptions and what has actually occurred. The return on plan assets, in excess of interest income, and costs incurred for the management of plan assets are also taken to other comprehensive income.

Other movements in the net surplus or deficit are recognised in the consolidated income statement, including the current service cost, any past service cost and the effect of any settlements. The interest cost less the expected interest income on assets is also charged to the consolidated income statement. The amount charged to the consolidated income statement in respect of these plans is included within operating costs or in the Group’s share of the results of equity accounted operations, as appropriate.

The Group’s contributions to defined contribution pension plans are charged to the consolidated income statement as they fall due.

Background

At 31 March 2022 the Group operated a number of retirement plans for the benefit of its employees throughout the world, with varying rights and obligations depending on the conditions and practices in the countries concerned. The Group’s philosophy is to provide access to defined contribution retirement plans where feasible and to manage legacy defined benefit retirement arrangements. Defined benefit plans provide benefits based on the employees’ length of pensionable service and their final pensionable salary or other criteria. Defined contribution plans offer employees individual funds that are converted into benefits at the time of retirement.

The Group operates defined benefit plans in Germany, India, Ireland, Italy, the UK, the United States; defined benefit indemnity plans in Greece and Turkey; and a cash leaver plan in India. Defined contribution plans are currently provided in Egypt, Germany, Greece, Hungary, India, Ireland, Italy, Portugal, South Africa, Spain and the UK.

Income statement expense

	2022	2021	2020
	€m	€m	€m
Defined contribution plans	197	204	180
Defined benefit plans	(29)	31	46
Total amount charged to income statement (note 24)	168	235	226

Defined benefit plans

The Group’s retirement policy is to provide competitive pension provision, in each operating country, in line with the market median for that location. The Group’s preferred retirement provision is focused on Defined Contribution arrangements and/or State provision for future service.

The Group’s main defined benefit funding liability is the Vodafone UK Group Pension Scheme (‘Vodafone UK plan’). Since June 2014 the Vodafone UK plan has consisted of two segregated sections: the Vodafone Section and the Cable & Wireless Section (‘CWW Section’). Both sections are closed to new entrants and to future accrual. The Group also operates smaller funded and unfunded plans in the UK, funded and unfunded plans in Germany and a funded plan in Ireland. Defined benefit pension provision exposes the Group to actuarial risks such as longer than expected longevity of participants, lower than expected return on investments and higher than expected inflation, which may increase the liabilities or reduce the value of assets of the plans.

During 2022 the Group consolidated its defined benefit plans with the mergers of a small plan in the UK, The J O Grant & Taylor (London) Ltd Staff Pension Scheme, into the Vodafone Section of the Vodafone UK plan and of the Cable and Wireless Employee Benefits Scheme in Ireland into the Vodafone Ireland Pension Plan.

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

Notes to the consolidated financial statements (continued)

The trustees obtain regular actuarial valuations to check whether the statutory funding objective is met and whether a recovery plan is required to restore funding to the level of the agreed technical provisions. The 31 March 2019 triennial actuarial valuation for the Vodafone Section and CWW Section of the Vodafone UK plan showed a net deficit of £78 million (€90 million) on the funding basis, comprising of a £173 million (€200 million) deficit for the Vodafone Section and a £95 million (€110 million) surplus for the CWW Section. The next triennial actuarial valuation of the Vodafone UK plan has an effective date of 31 March 2022.

These plan- specific actuarial valuations will differ to the IAS 19 accounting basis, which is used to measure pension assets and liabilities presented in the Group’s consolidated statement of financial position.

Following the 2019 triennial valuation, the Group and trustees of the Vodafone UK plan agreed a funding plan to address the valuation deficit in the Vodafone Section over the period to 31 March 2025 and made a cash contribution on 4 September 2020 of £80 million (€90 million) into the Vodafone Section. This cash payment was invested into an annuity policy issued by a third party insurance company which in turn entered into a reinsurance policy covering these risks with the Group's captive insurance company, see note 15 ‘Trade and other payables’. No further contributions are due in respect of the deficit revealed at the 2019 valuation.

Funding plans are individually agreed for each of the Group’s other defined benefit plans with the respective trustees or governing board, taking into account local regulatory requirements. It is expected that ordinary contributions of €49 million will be paid into the Group’s defined benefit plans during the year ending 31 March 2023. The Group has also provided certain guarantees in respect of the Vodafone UK plan; further details are provided in note 29 ‘Contingent liabilities and legal proceedings’ to the consolidated financial statements.

The investment strategy for the UK plans is controlled by the trustees in consultation with the Group and the plans have no direct investments in the Group’s equity securities or in property or other assets currently used by the Group. The allocation of assets between different classes of investment is reviewed regularly and is a key factor in the trustee investment policy. The trustees aim to achieve the plan's investment objectives through investing partly in a diversified mix of growth assets which, over the long term, are expected to grow in value by more than the low risk assets. The low risk assets include cash and gilts, inflation and interest rate hedging and in substance insured pensioner annuity policies in both the Vodafone Section and CWW Sections of the Vodafone UK plan and an insured pensioner annuity policy in the Vodafone Ireland Pension Plan. A number of investment managers are appointed to promote diversification by assets, organisation and investment style and current market conditions and trends are regularly assessed, which may lead to adjustments in the asset allocation.

Actuarial assumptions

The Group’s plan liabilities are measured using the projected unit credit method using the principal actuarial assumptions set out below:

	2022	2021	2020
	%	%	%
Weighted average actuarial assumptions used at 31 March[1]:
Rate of inflation[2]	3.3	2.9	2.2
Rate of increase in salaries[3]	3.1	2.7	2.5
Discount rate	2.5	1.8	2.0

Notes:

1	Figures shown represent a weighted average assumption of the individual plans.
2	The rate of increase in pensions in payment and deferred revaluation are dependent on the rate of inflation.
3	Relates only to schemes open to future accrual primarily in Germany, Ireland and India.

Mortality assumptions used are based on recommendations from the individual local actuaries which include adjustments for the experience of the Group where appropriate. The Group’s largest plan is the Vodafone UK plan. Further life expectancies assumed for the UK plans are 23.4/25.4 years (2021: 23.4/25.4 years) for a male/female pensioner currently aged 65 years and 25.4/27.5 years (2021: 25.4/27.4 years) from age 65 for a male/female non-pensioner member currently aged 40.

Charges made to the consolidated income statement and consolidated statement of comprehensive income (‘SOCI’) on the basis of the assumptions stated above are:

Notes to the consolidated financial statements (continued)

	2022	2021	2020
	€m	€m	€m
Current service cost	38	37	37
Net past service (credit)/costs[1]	(71)	2	–
Net interest charge/(income)	4	(8)	9
Total net (credit)/cost included within staff costs	(29)	31	46
Actuarial gains/(losses) recognised in the SOCI	627	(686)	640

Note:

1

A change in Germany relating to the provision of death and disability benefits effective from 1 April 2021 resulted in a past service credit of €49 million; further net past service credits were recognised in the year ended 31 March 2022 for the Vodafone UK plan relating to the offer of a pension increase exchange to all members at retirement and benefit clarifications.

Duration of the benefit obligations

The weighted average duration of the defined benefit obligation at 31 March 2022 is 21 years (2021: 21 years).

Fair value of the assets and present value of the liabilities of the plans

The amount included in the consolidated statement of financial position arising from the Group’s obligations in respect of its defined benefit plans is as follows:

			Net surplus/
	Assets	Liabilities	(deficit)
	€m	€m	€m
1 April 2020	6,906	(6,754)	152
Service cost	–	(39)	(39)
Interest income/(cost)	137	(129)	8
Return on plan assets excluding interest income	466	–	466
Actuarial losses arising from changes in financial assumptions	–	(1,118)	(1,118)
Actuarial losses arising from experience adjustments	–	(34)	(34)
Employer cash contributions	125	–	125
Member cash contributions	10	(10)	–
Benefits paid	(243)	243	–
Exchange rate movements	244	(249)	(5)
Other movements	(13)	5	(8)
31 March 2021	7,632	(8,085)	(453)
Service cost	–	(38)	(38)
Past service credit	–	71	71
Interest income/(cost)	140	(144)	(4)
Return on plan assets excluding interest income	58	–	58
Actuarial gains arising from changes in demographic assumptions	–	7	7
Actuarial gains arising from changes in financial assumptions	–	483	483
Actuarial gains arising from experience adjustments	–	79	79
Employer cash contributions	60	–	60
Member cash contributions	17	(17)	–
Benefits paid	(241)	241	–
Exchange rate movements	52	(45)	7
Other movements	(3)	7	4
31 March 2022	7,715	(7,441)	274

Notes to the consolidated financial statements (continued)

An analysis of the net surplus/(deficit) is provided below for the Group as a whole.

	2022	2021
	€m	€m
Analysis of net surplus/(deficit):
Total fair value of plan assets	7,715	7,632
Present value of funded plan liabilities	(7,337)	(7,968)
Net surplus/(deficit) for funded plans	378	(336)
Present value of unfunded plan liabilities	(104)	(117)
Net surplus/(deficit)	274	(453)
Net surplus/(deficit) is analysed as:
Assets[1]	555	60
Liabilities	(281)	(513)

Note:

1	Pension assets are deemed to be recoverable and there are no adjustments in respect of minimum funding requirements as economic benefits are available to the Group either in the form of future refunds or, for plans still open to benefit accrual, in the form of possible reductions in future contributions.

An analysis of net surplus/(deficit) is provided below for the Vodafone UK plan, which is a funded plan. As part of the merger of the Vodafone UK plan and the Cable and Wireless Worldwide Retirement Plan (‘CWWRP’) plan on 6 June 2014 the assets and liabilities of the CWW Section are segregated from the Vodafone Section and hence are reported separately below.

	CWW Section		Vodafone Section
	2022	2021	2022	2021
	€m	€m	€m	€m
Analysis of net surplus/(deficit):

Total fair value of plan assets	2,850	2,912	3,399	3,298
Present value of plan liabilities	(2,565)	(2,852)	(3,166)	(3,457)
Net surplus/(deficit)	285	60	233	(159)
Net surplus/(deficit) are analysed as:
Assets	285	60	233	–
Liabilities	–	–	–	(159)

Fair value of plan assets

	2022	2021
	€m	€m
Cash and cash equivalents	55	247
Equity investments:
With quoted prices in an active market	849	1,376
Without quoted prices in an active market	359	294
Debt instruments:
With quoted prices in an active market	1,334	4,589
Without quoted prices in an active market	317	559
Property:
With quoted prices in an active market	29	26
Without quoted prices in an active market	460	494
Derivatives:[1]
Without quoted prices in an active market	2,195	(1,557)
Investment fund	1,161	604
Annuity policies
With quoted prices in an active market	34	4
Without quoted prices	922	996
Total	7,715	7,632

Note:

1	Derivatives include collateral held in the form of cash. Assets are valued using ‘level 2’ inputs under IFRS 13 ‘Fair Value Measurement’ principles and classified as unquoted accordingly.

Notes to the consolidated financial statements (continued)

The fair value of plan assets, which have been measured in accordance with IFRS 13 ‘Fair Value Measurement’, are analysed by asset category above and are subdivided by assets that have a quoted market price in an active market and those that do not, such as investment funds. Where available, the fair values are quoted prices (e.g. listed equity, sovereign debt and corporate bonds). Unlisted investments without quoted prices in an active market (e.g. private equity) are included at values provided by the fund manager in accordance with relevant guidance. Other significant assets are valued based on observable inputs such as yield curves. The Vodafone UK plan annuity policies fully match the pension obligations of those pensioners insured and therefore are set equal to the present value of the related obligations. Investment funds of €1,161 million at 31 March 2022 include investments in diversified alternative beta funds held in the Vodafone Section of the Vodafone UK plan.

The actual return on plan assets over the year to 31 March 2022 was a gain of €198 million (2021: €603 million gain).

Sensitivity analysis

Measurement of the Group’s defined benefit retirement obligation is sensitive to changes in certain key assumptions. The sensitivity analysis below shows how a reasonably possible increase or decrease in a particular assumption would, in isolation, result in an increase or decrease in the present value of the defined benefit obligation as at 31 March 2022.

	Rate of inflation		Rate of increase in salaries		Discount rate		Life expectancy
	Decrease by 0.5%	Increase by 0.5%	Decrease by 0.5%	Increase by 0.5%	Decrease by 0.5%	Increase by 0.5%	Decrease by 1 year	Increase by 1 year
	€m	€m	€m	€m	€m	€m	€m	€m
(Decrease)/increase in present value of defined benefit obligation[1]	(547)	552	(1)	1	770	(668)	(248)	248

Note:

1	The sensitivity analysis may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another. In presenting this sensitivity analysis, the change in the present value of the defined benefit obligation has been calculated on the same basis as prior years using the projected unit credit method at the end of the year, which is the same as that applied in calculating the defined benefit obligation liability recognised in the statement of financial position. The rate of inflation assumption sensitivity factors in the impact of changes to all assumptions relating to inflation including the rate of increase in salaries, pension increases and deferred revaluations.

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

The fair value of awards of non-vested shares is a calculation of the closing price of the Company’s shares on the day prior to the grant date, adjusted for the present value of the delay in receiving dividends where appropriate.

The maximum aggregate number of ordinary shares which may be issued in respect of share options or share plans will not (without shareholder approval) exceed:

– 10% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans; and

Notes to the consolidated financial statements (continued)

– 5% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans, other than any plans which are operated on an all-employee basis.

Share options

Vodafone Sharesave Plan

Under the Vodafone Sharesave Plan UK staff may acquire shares in the Company through monthly savings of up to £375 over a three and/or five year period. The savings may then be used to purchase shares at the option price, which is set at the beginning of the invitation period and usually at a discount of 20% to the then prevailing market price of the Company’s shares.

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

Movements in outstanding ordinary share options

	Ordinary share options
	2022	2021	2020
	Millions	Millions	Millions
1 April	62	53	46
Granted during the year	20	35	39
Forfeited during the year	(2)	(1)	(1)
Exercised during the year	(1)	–	–
Expired during the year	(18)	(25)	(31)
31 March	61	62	53
Weighted average exercise price:
1 April	£1.07	£1.19	£1.40
Granted during the year	£0.95	£1.03	£1.06
Forfeited during the year	£1.06	£1.16	£1.36
Exercised during the year	£1.17	£1.23	£1.50
Expired during the year	£1.10	£1.27	£1.34
31 March	£1.02	£1.07	£1.19

Summary of options outstanding

	31 March 2022			31 March 2021
			Weighted			Weighted
			remaining			remaining
		Weighted	average		Weighted	average
	Outstanding	average	contractual	Outstanding	average	contractual
	shares	exercise	life	shares	exercise	life
	Millions	price	Months	Millions	price	Months
Vodafone Group Sharesave Plan:
£0.91 – £1.89	61	£1.02	24	62	£1.07	30

Notes to the consolidated financial statements (continued)

Share awards

Movements in non-vested shares are as follows:

	2022		2021		2020
		Weighted		Weighted		Weighted
		average fair		average fair		average fair
		value at		value at		value at
	Millions	grant date	Millions	grant date	Millions	grant date
1 April	267	£1.20	245	£1.41	200	£1.92
Granted	113	£1.17	108	£0.99	135	£1.00
Vested	(68)	£1.44	(56)	£1.56	(44)	£2.10
Forfeited	(42)	£1.52	(30)	£1.10	(46)	£1.76
31 March	270	£1.07	267	£1.20	245	£1.41

Other information

The total fair value of shares vested during the year ended 31 March 2022 was £98 million (2021: £108 million; 2020: £ 92 million).

The compensation cost included in the consolidated income statement in respect of share options and share plans was €119 million (2021: €135 million; 2020: €134 million) which is comprised principally of equity-settled transactions.

The average share price for the year ended 31 March 2022 was 122.1 pence (2021: 120.8 pence; 2020: 135.9 pence).

 27. Acquisitions and disposals

The note below provides details of acquisition and disposal transactions for the current year as well as those completed in the prior year. For further details see ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation’ to the consolidated financial statements.

Accounting policies

Business combinations

Acquisitions of subsidiaries are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued by the Group. Acquisition-related costs are recognised in the consolidated income statement as incurred. The acquiree’s identifiable assets and liabilities are recognised at their fair values at the acquisition date, which is the date on which control is transferred to the Group. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree, if any, over the net amounts of identifiable assets acquired and liabilities assumed at the acquisition date. The interest of the non-controlling shareholders in the acquiree may initially be measured either at fair value or at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets acquired, liabilities and contingent liabilities assumed. The choice of measurement basis is made on an acquisition-by-acquisition basis.

Acquisition of interests from non-controlling shareholders

In transactions with non-controlling parties that do not result in a change in control, the difference between the fair value of the consideration paid or received and the amount by which the non-controlling interest is adjusted is recognised in equity.

Acquisitions

The aggregate cash consideration in respect of purchases of subsidiaries, net of cash acquired, is as follows:

	2022	2021
	€m	€m
Cash consideration paid
Acquisitions during the year	–	13 8
Net cash acquired	–	(2)
	–	136

Notes to the consolidated financial statements (continued)

During the prior year ended 31 March 2021, the Group completed acquisitions for an aggregate consideration of €178 million, satisfied by the transfer of equity interests in certain of the Group’s subsidiaries. The aggregate fair values of goodwill, identifiable assets, liabilities and non-controlling interests recognised on acquisition were €82 million, €468 million, €312 million and €60 million, respectively. In addition, the Group paid €138 million in respect of acquisitions completed in prior periods.

Disposals

The difference between the carrying value of the net assets disposed of and the fair value of consideration received is recorded as a gain or loss on disposal. Foreign exchange translation gains or losses relating to subsidiaries, joint arrangements and associates that the Group has disposed of, and that have previously recorded in other comprehensive income or expense, are also recognised as part of the gain or loss on disposal.

The aggregate cash consideration in respect of the disposal of subsidiaries, net of cash disposed, is as follows:

	2022	2021
	€m	€m
Cash consideration received
Vodafone New Zealand	–	(37)
Tower infrastructure in Italy	–	192
Other disposals during the period	–	3
Net cash disposed	–	(1)
	–	157

Other transactions with non-controlling shareholders in subsidiaries

	2022	2021
	€m	€m
Cash consideration received/(paid)
Vantage Towers IPO	217	2,000
Vantage Towers Greece	–	(288)
Other	(28)	(49)
	189	1,663

Vantage Towers IPO

In the comparative period, the Group completed an initial public offering of Vantage Towers AG, with the first day of trading on the Regulated Market of the Frankfurt Stock Exchange being 18 March 2021. The offer consisted solely of a secondary sell-down of existing shares held by Vodafone GmbH. Cash consideration of €2,000 million was received in the comparative period. A further €217 million was received in April 2021, following completion of the market stabilisation period described in the Vantage Towers prospectus.

Vantage Towers Greece

In the comparative period on 25 March 2021, the Group exercised its option to purchase the remaining 38% of Vantage Towers Greece for cash consideration of €288 million, taking its shareholding to 100%.

Other matters

Vodafone Egypt

On 10 November 2021, the Group announced that it had agreed to transfer its 55% shareholding in Vodafone Egypt to its subsidiary, Vodacom Group Limited (‘Vodacom’).

The total consideration is €2,365 million of which approximately €1,892 million will be settled by the issue of 242 million new ordinary Vodacom shares to Vodafone at an issue price of ZAR 135.75 per share; the remaining €473 million will be settled in cash. As a result, Vodafone’s ownership in Vodacom will increase from 60.5% to 65.1%.

Under the terms of the sale and purchase agreement, the cash element of the purchase consideration will be adjusted for any movement in the net debt and agreed working capital of Vodafone Egypt between signing and closing. Completion of the transaction is subject to a number of regulatory approvals, which are expected in the near term.

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

Capital commitments

	Company and subsidiaries		Share of joint operations		Group
	2022	2021	2022	2021	2022	2021
	€m	€m	€m	€m	€m	€m
Contracts placed for future capital expenditure not provided in the financial statements[1]	4,388	3,993	140	133	4,527	4,126

Note:

1	Commitment includes contracts placed for property, plant and equipment and intangible assets.

Leases entered into by the Group but not commenced at 31 March 2022 are disclosed in note 20 ‘Leases’. Included in capital commitments is an amount of €331 million relating to spectrum acquisition commitments in Vodacom. €197 million of this spectrum acquisition commitment was settled subsequent to year-end.

29. Contingent liabilities and legal proceedings

Contingent liabilities are potential future cash outflows, where the likelihood of payment is considered more than remote, but is not considered probable or cannot be measured reliably.

	2022	2021
	€m	€m
Performance bonds[1]	430	381
Other guarantees[2]	2,436	2,347

Notes:

1	Performance bonds require the Group to make payments to third parties in the event that the Group does not perform what is expected of it under the terms of any related contracts or commercial arrangements.
2	Other guarantees principally comprise Vodafone Group Plc’s guarantee of the Group’s 50% share of a US$3.5 billion loan facility (2021: US$3.5 billion loan facility), which forms part of the Group’s overall joint venture investment in TPG Telecom Ltd. The Group’s share of these loan balances is included in the net investment in joint venture (see note 12 ‘Investments in associates and joint arrangements’). Other guarantees also include INR42.5 billion (2021: INR42.5 billion) in relation to the secondary pledge over shares owned by Vodafone Group in Indus Towers. See page 201.

UK pension schemes

The Group’s main defined benefit plan is the Vodafone UK Group Pension Scheme (‘Vodafone UK Plan’) which has two segregated sections, the Vodafone Section and the CWW Section, as detailed in note 25 ‘Post employment benefits’.

The Group has covenanted to provide security in favour of both the Vodafone Section and CWW Section when they are in a deficit position. The deficit is measured on a prescribed basis agreed between the Group and trustee, which differs from the accounting basis reported in note 25 'Post employment benefits'. The Group provides surety bonds as the security.

The level of the security has varied since inception in line with the movement in the Vodafone UK Plan deficit. Due to the improved funding position of the Plan the level of security has reduced significantly over the year. As at 31 March 2022 the Vodafone UK Plan retains security over €237 million (notional value) for the Vodafone Section and no security is currently required for the CWW Section. The security may be substituted either on a voluntary or mandatory basis. The Company has also provided two guarantees to the Vodafone Section of the Vodafone UK Plan for a combined value up to €1.48 billion to provide security over the deficit under certain defined circumstances, including insolvency of the employers. The Company has also agreed a similar guarantee of up to €1.48 billion for the CWW Section.

An additional smaller UK defined benefit plan, the THUS Plc Group Scheme, has a guarantee from the Company for up to €118 million.

Notes to the consolidated financial statements (continued)

Vodafone Idea

As part of the agreement to merge Vodafone India and Idea Cellular in 2017, the parties agreed a mechanism for payments between the Group and Vodafone Idea Limited ('VIL') pursuant to the difference between the crystallisation of certain identified contingent liabilities in relation to legal, regulatory, tax and other matters, and refunds relating to Vodafone India and Idea Cellular. Cash payments or cash receipts relating to these matters must have been made or received by VIL before any amount becomes due from or owed to the Group. Any future payments by the Group to VIL as a result of this agreement would only be made after satisfaction of this and other contractual conditions.

The Group's potential exposure under this mechanism is capped at INR 64 billion (€743 million) following payments made under this mechanism from Vodafone to VIL, in the year ended 31 March 2021, totalling INR 19 billion (€235 million). On 15 September 2021, the Government of India announced a relief package and a series of reforms designed to improve the liquidity and financial health of the telecom sector. The reforms include a four-year moratorium on spectrum and AGR payments and the option to convert payments due on spectrum and AGR payments to equity at the end of the moratorium period, with interest on due amounts being convertible during the moratorium period; VIL elected to accept the options in October and November 2021, respectively.

VIL raised INR 45 billion (€524 million) via the issue of new equity in March 2022, most of which was used to settle amounts due to Indus. VIL remains in need of additional liquidity support from its lenders and intends to raise additional equity capital. There are significant uncertainties in relation to VIL's ability to make payments in relation to any remaining liabilities covered by the mechanism and no further cash payments are considered probable from the Group as at 31 March 2022. The carrying value of the Group's investment in VIL is €nil and the Group is recording no further share of losses in respect of VIL. The Group's potential exposure to liabilities within VIL is capped by the mechanism described above; consequently, contingent liabilities arising from litigation in India concerning operations of Vodafone India are not reported.

Indus Towers

VIL’s ability to satisfy certain payment obligations under its Master Services Agreements with Indus Towers (the ‘MSAs’) is uncertain and depends on a number of factors including its ability to raise additional funding. Under the terms of the Indus and Bharti Infratel merger in November 2020, a security package was agreed for the benefit of the newly created merged entity, Indus Towers, which could be invoked in the event that VIL was unable to make MSA payments. The security package included the following elements:

-	A prepayment in cash of INR 24 billion (€279 million) by VIL to Indus Towers in respect of its payment obligations that are undisputed, due and payable under the MSAs after the merger closing. The prepayment was fully utilised during the year to 31 March 2022;
-	A primary pledge over 190.7 million shares owned by Vodafone Group in Indus Towers having a value of INR 47 billion (€544 million) as at 31 March 2021; and
-	A secondary pledge over shares owned by Vodafone Group in Indus Towers (ranking behind Vodafone's existing lenders for the outstanding bank borrowings of €1.4 billion as at 31 March 2022 secured against Indian assets utilised to fund Vodafone's contribution to the VIL rights issue in 2019) (‘the Bank Borrowings’) with a maximum liability cap of INR 42.5 billion (€504 million).

In the event of non-payment of relevant MSA obligations by VIL, Indus Towers would have recourse to the primary pledge shares and, after repayment of the Bank Borrowings in full, any secondary pledged shares, up to the value of the liability cap.

During February and March 2022, the Group announced the disposal of the 190.7 million shares that were subject to the primary pledge in two transactions for a combined INR 38.1 billion (€445 million). The Group invested INR 33.7 billion (€393 million) of the proceeds by subscribing to newly issued VIL equity, which VIL immediately used to partially settle outstanding MSA obligations to Indus Towers. This transaction resulted in an equivalent partial release of the primary pledge, with the remaining INR 4.4 billion (€52 million) proceeds of the share disposal remaining secured for further utilisation by Indus Towers.

Indus Towers has recourse against the secondary pledge to the maximum liability cap, from any proceeds remaining after the settlement of the Bank Borrowings.

Legal Proceedings

The Group is currently involved in a number of legal proceedings, including inquiries from, or discussions with, government authorities that are incidental to its operations.

Notes to the consolidated financial statements (continued)

Legal proceedings where the Group considers that the likelihood of material future outflows of cash or other resources is more than remote are disclosed below. Where the Group assesses that it is probable that the outcome of legal proceedings will result in a financial outflow, and a reliable estimate can be made of the amount of that obligation, a provision is recognised for these amounts.

In all cases, determining the probability of successfully defending a claim against the Group involves the application of judgement as the outcome is inherently uncertain. The determination of the value of any future outflows of cash or other resources, and the timing of such outflows, involves the use of estimates. The costs incurred in complex legal proceedings, regardless of outcome, can be significant.

The Group is not involved in any material proceedings in which any of the Group’s Directors, members of senior management or affiliates are either a party adverse to the Group or have a material interest adverse to the Group.

Indian tax cases

In January 2012, the Supreme Court of India found against the Indian tax authority and in favour of Vodafone International Holdings BV (‘VIHBV’) in proceedings brought after the Indian tax authority alleged potential liability under the Income Tax Act 1961 for the failure by VIHBV to deduct withholding tax from consideration paid to the Hutchison Telecommunications International Limited group (‘HTIL’) in connection with its 2007 disposal to VIHBV of its interests in a wholly-owned Cayman Island incorporated subsidiary that indirectly held interests in Vodafone India Limited (‘Vodafone India’).

The Finance Act 2012 of India, which amended various provisions of the Income Tax Act 1961 with retrospective effect, contained provisions intended to tax any gain on transfer of shares in a non-Indian company, which derives substantial value from underlying Indian assets, such as VIHBV’s transaction with HTIL in 2007. Further, it sought to subject a purchaser, such as VIHBV, to a retrospective obligation to withhold tax. On 3 January 2013, VIHBV received a letter from the Indian tax authority reminding it of the tax demand raised prior to the Supreme Court of India’s judgement and updating the interest element of that demand to a total amount of INR142 billion, which included principal and interest as calculated by the Indian tax authority but did not include penalties. On 12 February 2016, VIHBV received a notice dated 4 February 2016 of an outstanding tax demand of INR221 billion (plus interest). On 29 September 2017, VIHBV received an electronically generated demand in respect of alleged principal, interest and penalties in the amount of INR190.7 billion.

VIHBV initiated arbitration proceedings under the Netherlands-India Bilateral Investment Treaty (‘Dutch BIT’) on 17 April 2014. In September 2020, the arbitration tribunal issued its award unanimously ruling in Vodafone’s favour. The Indian Government applied to set aside the award primarily on jurisdictional grounds. The proceedings have been transferred to the Singapore International Commercial Court (‘SICC’).

Separately, on 24 January 2017, Vodafone Group Plc and Vodafone Consolidated Holdings Limited formally commenced arbitration with the Indian Government under the United Kingdom-India Bilateral Investment Treaty (‘UK BIT’). Although relating to the same underlying facts as the claim under the Dutch BIT, the UK BIT claim is a separate and distinct claim under a different treaty and includes independent claims relating to disputes between the Indian tax authority and Vodafone India Services Private Limited (‘VISPL’) (see below). In 2020, following attempts by the Indian Government to obtain a court injunction preventing Vodafone from progressing the UK BIT arbitration, the Delhi High Court ordered that Vodafone shall proceed with the UK BIT arbitration only if the award already published under the Dutch BIT is set aside.

In August 2021 the Indian Parliament passed new legislation which affects the retrospective effect of the Finance Act 2012. The impact of this legislation on the Dutch and UK BIT proceedings, in particular whether the Indian Government will withdraw its challenge to the arbitration award in the Dutch BIT, is unknown as of the date of this report. The SICC granted a stay in the Dutch BIT proceedings to 15 June 2022.

VIHBV and Vodafone Group Plc will continue to defend vigorously any allegation that VIHBV or Vodafone India is liable to pay tax in connection with the transaction with HTIL. Based on the facts and circumstances of this matter, including the outcome of legal proceedings to date, the Group considers that it is more likely than not that no present obligation exists at 31 March 2022.

VISPL tax claims

VISPL is involved in a number of tax cases. The total value of the claims is approximately €500 million plus interest, and penalties of up to 300% of the principal.

Of the individual tax claims, the most significant is in the amount of approximately €254 million (plus interest of €614 million), which VISPL has been assessed as owing in respect of (i) a transfer pricing margin charged for the international call centre of HTIL prior to the 2007 transaction with Vodafone for HTIL assets in India; (ii) the sale of the international call centre by VISPL to HTIL; and (iii) the acquisition of and/or the alleged transfer of options held by VISPL in Vodafone India. A stay of the tax demand on a deposit of £20 million and a corporate guarantee by VIHBV for the balance of tax assessed are in place. On 8 October

Notes to the consolidated financial statements (continued)

2015, the Bombay High Court ruled in favour of Vodafone in relation to the options and the call centre sale. The Indian Tax Authority has appealed to the Supreme Court of India. The appeal hearing has been adjourned indefinitely.

While there is some uncertainty as to the outcome of the tax cases involving VISPL, the Group believes it has valid defences and does not consider it probable that a financial outflow will be required to settle these cases.

Other cases in the Group

Spain and UK: TOT v Vodafone Group Plc, VGSL, and Vodafone UK

The Group has been defending cases brought against it in Spain and the UK by TOT Power Control and Top Optimized Technologies (jointly ‘TOT’) alleging breach of confidentiality and patent infringement. In November 2021 TOT withdrew all of its claims against the Group in Spain and the UK as part of an agreed settlement.

Further background relating to these claims is provided in the Group’s Annual Report for the financial year ended 31 March 2021.

Germany: Kabel Deutschland takeover - class actions

The German courts have been determining the adequacy of the mandatory cash offer made to minority shareholders in Vodafone’s takeover of Kabel Deutschland. Hearings took place in May 2019 and a decision was delivered in November 2019 in Vodafone’s favour, rejecting all claims by minority shareholders. A number of shareholders appealed which was rejected by the court in December 2021. Several minority shareholders have filed a further appeal before the Federal Court of Justice. The appeal process is ongoing. While the outcome is uncertain, the Group believes it has valid defences and that the outcome of the appeal will be favourable to Vodafone.

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

Greece: Papistas Holdings SA, Mobile Trade Stores (formerly Papistas SA) and Athanasios and Loukia Papistas v Vodafone Greece

In October 2019, Mr. and Mrs. Papistas, and companies owned or controlled by them, filed several new claims against Vodafone Greece with a total value of approximately €330 million for purported damage caused by the alleged abuse of dominance and wrongful termination of a franchise arrangement with a Papistas company. Lawsuits which the Papistas claimants had previously brought against Vodafone Group Plc and certain Directors and officers of Vodafone were withdrawn. Vodafone Greece filed a counter claim and all claims were heard in February 2020. All of the Papistas claims were rejected by the Greek Court because the stamp duty payments required to have the merits of the case considered had not been made. Vodafone Greece’s counter claim was also rejected. The Papistas claimants and Vodafone Greece have each filed appeals and, subject to the Papistas claimants paying the requisite stamp duty, the hearing on the merits of these appeals will take place in early 2023.

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

UK: Phones 4U in Administration v Vodafone Limited and Vodafone Group Plc and Others

In December 2018, the administrators of former UK indirect seller, Phones 4U, sued the three main UK mobile network operators (‘MNOs’), including Vodafone, and their parent companies. The administrators allege collusion between the MNOs to pull their business from Phones 4U thereby causing its collapse. Vodafone and the other defendants filed their defences in April 2019 and the Administrators filed their replies in October 2019. Disclosure has taken place and witness statements were filed in December 2021. The judge has also ordered that there should be a split trial between liability and damages. The first trial started in May 2022.

Taking into account all available evidence, the Group assesses it to be more likely than not that a present obligation does not exist and that the allegations of collusion are completely without merit; the Group is vigorously defending the claim. The value of the claim is not pleaded but we understand it to be the total value of the business, allegedly equivalent to approximately £1

Notes to the consolidated financial statements (continued)

billion with the addition of alleged exemplary damages. Vodafone’s alleged share of the liability is also not pleaded. The Group is not able to estimate any possible loss in the event of an adverse judgment.

30. Related party transactions

The Group has a number of related parties including joint arrangements and associates, pension schemes and Directors and Executive Committee members (see note 12 ‘Investments in associates and joint arrangements’, note 25 ‘Post employment benefits’ and note 23 ‘Directors and key management compensation’).

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

	2022	2021	2020
	€m	€m	€m
Sales of goods and services to associates	20	14	32
Purchase of goods and services from associates	10	5	4
Sales of goods and services to joint arrangements	221	203	305
Purchase of goods and services from joint arrangements	298	109	97
Interest income receivable from joint arrangements[1]	48	65	71
Interest expense payable to joint arrangements[1]	52	56	–
Trade balances owed:
by associates	8	3	4
to associates	6	5	4
by joint arrangements	139	88	157
to joint arrangements	34	31	37
Other balances owed by associates	80	56	–
Other balances owed by joint arrangements[1]	1,080	955	1,083
Other balances owed to joint arrangements[2]	1,561	1,575	2,017

Notes:

1	Amounts arise primarily through VodafoneZiggo, TPG Telecom Limited and INWIT S.p.A.. Interest is paid in line with market rates.
2	Amounts are primarily in relation to leases of tower space from INWIT S.p.A.

Dividends received from associates and joint ventures are disclosed in the consolidated statement of cash flows.

Transactions with Directors other than compensation

During the three years ended 31 March 2022 and as of 16 June 2022, no Director nor any other executive officer, nor any associate of any Director or any other executive officer, was indebted to the Group. During the three years ended 31 March 2022 and as of 16 June 2022, the Group has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including Directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest.

Notes to the consolidated financial statements (continued)

31. Related undertakings

A full list of all of our subsidiaries, joint arrangements and associated undertakings is detailed below.

A full list of subsidiaries, joint arrangements and associated undertakings (as defined in the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008) as at 31 March 2022 is detailed below. No subsidiaries are excluded from the Group consolidation. Unless otherwise stated the Company’s subsidiaries all have share capital consisting solely of ordinary shares and are indirectly held. The percentage held by Group companies reflect both the proportion of nominal capital and voting rights unless otherwise stated. Summarised financial information is provided in respect of the Group's most significant joint arrangements and associates in note 12 'Investments in associates and joint arrangements'.

Subsidiaries

Accounting policies

A subsidiary is an entity directly or indirectly controlled by the Company. Control is achieved where the Company has existing rights that give it the current ability to direct the activities that affect the Company’s returns and exposure or rights to variable returns from the entity. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Group. All intra-group transactions, balances, income and expenses are eliminated on consolidation. Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Group’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling shareholder’s share of changes in equity since the date of the combination. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Notes to the consolidated financial statements (continued)

Company name	% of share class held by Group Companies	Share class
Albania
Autostrada Tirane-Durres, Rruga: “Pavaresia”, Nr 61, Kashar, Tirana, Albania
Vodafone Albania Sh.A	99.94	Ordinary shares
Lagjia Kongresi Përmetit, Bulevardi "Jakov Xoxa", pallati nr. 5, kati nr. 1, Fier, Albania
ApNet SHPK	99.94	Ordinary shares
Rruga "Ibrahim Rugova", Sky Tower, Kati i 5, Hyrja 2, Tiranë, 1000, Albania
_VOIS Albania ShpK.	100.00	Ordinary shares
Argentina
Cerrito 348, 5 to B, C1010AAH, Buenos Aires, Argentina
CWGNL S.A. (in process of dissolution)	100.00	Ordinary shares
Australia
Mills Oakley , Level 7, 151 Clarence Street, Sydney NSW 2000, Australia
Vodafone Enterprise Australia Pty Limited	100.00	Ordinary shares
Austria
c/o Stolitzka & Partner Rechtsanwälte OG, Kärntner Ring 12, 3. Stock, 1010, Wien, Austria
Vodafone Enterprise Austria GmbH	100.00	Ordinary shares
Bahrain
RSM Bahrain, 3rd Floor Falcon Tower, Diplomatic Area, Manama, PO BOX 11816, Bahrain
Vodafone Enterprise Bahrain W.L.L.	100.00	Ordinary shares
Belgium
Malta House, rue Archimède 25, 1000 Bruxelles, Belgium
Vodafone Belgium SA/NV	100.00	Ordinary shares
Brazil
Avenida Cidade Jardim, 400, 7th and 20th Floors, Jardim Paulistano, São Paulo, Brazil, 01454-000
Vodafone Serviços Empresariais Brasil Ltda.	100.00	Ordinary shares
Av José Rocha Bonfim, 214, Cond Praça Capital - Edifício Toronto, sls 228/229 13080-900 Jardim Santa Genebra - Campinas, São Paulo, Brazil
Cobra do Brasil Serviços de Telemàtica ltda. (in process of dissolution)	70.00	Ordinary shares
Av Paulista 37 - 4º andar, Sala 427, Bela Vista, CEP, 01311 - 902, São Paulo, Brazil
Vodafone Empresa Brasil Telecomunicações Ltda	100.00	Ordinary shares
Bulgaria
10 Tsar Osvoboditel Blvd., 3rd Floor, Spredets Region, Sofia, 1000, Bulgaria
Vodafone Enterprise Bulgaria EOOD	100.00	Ordinary shares
Canada
c/o ARC Information Services Inc., 3-84 Castlebury Crescent, Toronto ON M2H 1W8, Canada
Vodafone Canada Inc.	100.00	Common shares
Cayman Islands
One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands
CGP Investments (Holdings) Limited	100.00	Ordinary shares
Chile
222 Miraflores, P.28, Santiago, Metrop, 97-763, Chile
Vodafone Enterprise Chile S.A.	100.00	Ordinary shares
China
Building 21, 11, Kangding St., BDA, Beijing, 100176 - China
Vodafone Automotive Technologies (Beijing) Co, Ltd	100.00	Ordinary shares
Level 9, Tower 2, China Central Place, Room 941, No.79 Jianguo Road, Chaoyang District, Beijing, 100025, China
Vodafone Enterprise Communications Technical Service (Shanghai) Co., Ltd. Beijing Branch[2]	100.00	Branch
Room 1603, 16th Floor, 1200 Pudong Avenue, Free Trade Zone, Shanghai, China

Notes to the consolidated financial statements (continued)

Vodafone Enterprise Communications Technical Service (Shanghai) Co., Ltd.	100.00	Ordinary shares
Congo, The Democratic Republic of the
292 Avenue de La Justice, Commune de la Gombe, Kinshasa, The Democratic Republic of the Congo
Vodacom Congo (RDC) SA5	30.85	Ordinary shares
Building Comimmo II Ground Floor Right, 3157 Boulevard du 30 Juin, Commune de la Gombe, Kinshasa, DRC Congo, The Democratic Republic of the
Vodacash S.A.[5]	30.85	Ordinary shares
Cyprus
Ali Rıza Efendi Caddesi No:33/A Ortaköy, Lefkoşa, Cyprus
Vodafone Evde Operations Ltd	100.00	Ordinary shares
Vodafone Mobile Operations Limited	100.00	Ordinary shares
Czech Republic
náměstí Junkových 2, Prague 5, Czech Republic, 155 00, Czech Republic
Nadace Vodafone Česká Republika	100.00	Trustee
Oskar Mobil S.R.O.	100.00	Ordinary shares
Vodafone Czech Republic A.S.	100.00	Ordinary shares
Vodafone Enterprise Europe (UK) Limited - Czech Branch[2]	100.00	Branch
Praha 4, Nusle, Závišova 502/5, 14000, Czech Republic
Vantage Towers 2 s.r.o.	100.00	Ordinary shares
Vantage Towers s.r.o. [4]	81.74	Ordinary shares
Závišova Real Estate, s.r.o.	100.00	Ordinary shares
Denmark
Tuborg Boulevard 12, 2900, Hellerup, Denmark
Vodafone Enterprise Denmark A/S	100.00	Ordinary (DKK) shares
Egypt
37 Kaser El Nil St, 4th. Floor,Cairo,Egypt
Starnet	55.00	Ordinary shares
54 El Batal Ahmed Abed El Aziz, Mohandseen, Giza, Egypt
Sarmady Communications	55.00	Ordinary shares
Building no. 2109 “VHUB1”, Smart Village, Cairo Alexandria, Egypt
Vodafone International Services LLC	100.00	Ordinary shares
Site No 15/3C, Central Axis, 6th October City, Egypt
Vodafone Egypt Telecommunications S.A.E.	55.00	Ordinary shares
Smart Village C3 Vodafone Building, Egypt
Vodafone Data	55.00	Ordinary shares
Vodafone Building Zahraa EL Maadi, Building A, Service Area D, Maadi, Cairo, Egypt
Vodafone For Trading	54.95	Ordinary shares
Finland
c/o Eversheds Asianajotoimisto Oy, Fabianinkatu 29 B, Helsinki, 00100, Finland
Vodafone Enterprise Finland OY	100.00	Ordinary shares
France
1300 route de Cretes, Le WTC, Bat I1, 06560, Valbonne Soph, France
Vodafone Automotive Telematics Development S.A.S	100.00	Ordinary shares
EuroPlaza Tour, 20 Avenue Andre Prothin, La Défense Cedex-France (149153), 92400, Courbevoie, France
Vodafone Automotive France S.A.S	100.00	Ordinary shares
Vodafone Enterprise France SAS	100.00	New euro shares
Rue Champollion, 22300, Lannion, France
Apollo Submarine Cable System Ltd – French Branch[2]	100.00	Branch
Germany
Aachener Str. 746-750, 50933, Köln, Germany

Notes to the consolidated financial statements (continued)

Arena Sport Rechte Marketing GmbH i.L (in liquidation)	100.00	Ordinary shares
Altes Forsthaus 2, 67661, Kaiserslautern, Germany
TKS Telepost Kabel-Service Kaiserslautern GmbH[3]	93.84	Ordinary shares
Betastraße 6-8, 85774 Unterföhring, Germany
Kabel Deutschland Holding AG	93.84	Ordinary shares
Vodafone Customer Care GmbH[3]	93.84	Ordinary shares
Vodafone Deutschland GmbH	93.84	Ordinary shares

Notes to the consolidated financial statements (continued)

Company name	% of share class held by Group Companies	Share class
Buschurweg 4, 76870, Kandel, Germany
Vodafone Automotive Deutschland GmbH	100.00	Ordinary shares
Ferdinand-Braun-Platz 1, 40549, Duesseldorf, Germany
Vodafone Enterprise Germany GmbH	100.00	Ordinary shares
Vodafone GmbH	100.00	Ordinary A shares, Ordinary B shares
Vodafone Group Services GmbH	100.00	Ordinary shares
Vodafone Institut für Gesellschaft und Kommunikation GmbH	100.00	Ordinary shares
Vodafone Stiftung Deutschland Gemeinnutzige GmbH	100.00	Ordinary shares
Vodafone Vierte Verwaltungs AG	100.00	Ordinary shares
Vodafone West GmbH	100.00	Ordinary shares
Friedrich-Wilhelm-Strasse 2, 38100, Braunschweig, Germany
KABELCOM Braunschweig Gesellschaft Fur Breitbandkabel-Kommunikation Mit Beschrankter Haftung[3]	93.84	Ordinary shares
Helmholtzstaße. 2-9, Gerbäude 10587, Berlin, Germany
Vodafone Service GmbH	100.00	Ordinary shares
Holzmarkt 1, 50676, Köln, North Rhine-Westphalia, Germany
Grandcentrix GmbH	100.00	Ordinary shares
Nobelstrasse 55, 18059, Rostock, Germany
"Urbana Teleunion" Rostock GmbH & Co.KG3	65.69	Ordinary shares
Prinzenallee 11-13, 40549, Düsseldorf, Germany
Vantage Towers AG	81.74	Ordinary shares
Vantage Towers Erste Verwaltungsgesellschaft mbH[4]	81.74	Ordinary shares
Vantage Towers Zweite Verwaltungsgesellschaft mbH[4]	81.74	Ordinary shares
Seilerstrasse 18, 38440, Wolfsburg, Germany
KABELCOM Wolfsburg Gesellschaft Fur Breitbandkabel-Kommunikation Mit Beschrankter Haftung[3]	93.84	Ordinary shares
Ghana
Manet Tower A, South Liberation Link, Airport City, Accra, Ghana
Ghana Telecommunications Company Limited	70.00	Ordinary shares, Preference shares
Vodacom Business (Ghana) Limited	70.00	Ordinary shares, Preference shares
Vodafone Ghana Mobile Financial Services Limited	70.00	Ordinary shares
Telecom House, Nsawam Road, Accra-North, Greater Accra Region, PMB 221, Ghana
National Communications Backbone Company Limited	70.00	Ordinary shares
Greece
1-3 Tzavella str, 152 31 Halandri, Athens, Greece
Vodafone-Panafon Hellenic Telecommunications Company S.A.	99.87	Ordinary shares
12,5 km National Road Athens – Lamia, Metamorfosi / Athens, 14452, Greece
Vodafone Innovus S.A.	99.87	Ordinary shares
2 Adrianeiou str, Athens, 11525, Greece
Vantage Towers Single Member Societe Anonyme[4]	81.74	Ordinary shares
Pireos 163 & Ehelidon, Athens, 11854, Greece
360 Connect S.A.	99.87	Ordinary shares
Guernsey
Martello Court, Admiral Park, St. Peter Port, GY1 3HB, Guernsey
FB Holdings Limited	100.00	Ordinary shares
Le Bunt Holdings Limited	100.00	Ordinary shares
Silver Stream Investments Limited	100.00	Ordinary shares
Roseneath, The Grange, St Peter Port, GY1 2QJ, Guernsey
VBA Holdings Limited[5]	60.50	Ordinary shares and non-voting, irredeemable, non-cumulative preference shares
VBA International Limited[5]	60.50	Ordinary shares, and non-voting, irredeemable, non-convertible, non-cumulative preference shares
Hong Kong
Level 24, Dorset House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong
Vodafone Enterprise Hong Kong Ltd	100.00	Ordinary shares
Hungary
40-44 Hungaria Krt., Budapest, H-1087, Hungary
VSSB Vodafone Szolgáltató Központ Budapest Zártkörűen Működő Részvénytársaság	100.00	Registered ordinary shares
6 Lechner Ödön fasor, Budapest, 1096, Hungary
Vantage Towers Zártkörűen Működő Részvénytársaság[4]	81.74	Ordinary shares
Vodafone Magyarország Távközlési Zártkörűen Működő Részvénytársaság	100.00	Series A Registered common shares
India

Notes to the consolidated financial statements (continued)

10th Floor, Tower A&B, Global Technology Park, (Maple Tree Building), Marathahalli Outer Ring Road, Devarabeesanahalli Village, Varthur Hobli, Bengaluru, Karnataka, 560103, India
Cable & Wireless Networks India Private Limited	100.00	Equity shares
Cable and Wireless (India) Limited - Branch[2]	100.00	Branch
Cable and Wireless Global (India) Private Limited	100.00	Equity shares
201 - 206, Shiv Smriti Chambers, 49/A, Dr. Annie Besant Road, Worli, Mumbai, Maharashtra, 400018, India
Omega Telecom Holdings Private Limited	100.00	Equity shares
Vodafone India Services Private Ltd	100.00	Equity shares
Business@Mantri, Tower B, Wing no - B1 & B2, 3rd Floor, S. No. - 197, Near Hotel Four Points, Lohegaon, Pune, Maharashtra, 411014, India
Vodafone Global Services Private Ltd	100.00	Equity shares
E-47, Bankra Super Market, Bankra, Howrah, West Bengal, 711403, India
Usha Martin Telematics Limited	100.00	Equity shares
Ireland
2nd Floor, Palmerston House, Fenian Street, Dublin 2, Ireland
Vodafone International Financing Designated Activity Company	100.00	Ordinary shares
38/39 Fitzwilliam Square West, Dublin 2,D02 NX53, Ireland
Vodafone Enterprise Global Limited	100.00	Ordinary shares
Vodafone Global Network Limited	100.00	Ordinary shares
Mountainview, Leopardstown, Dublin 18, Ireland
Vantage Towers Limited[4]	81.74	Ordinary shares
VF Ireland Property Holdings Limited	100.00	Ordinary euro shares
Vodafone Group Services Ireland Limited	100.00	Ordinary shares
Vodafone Ireland Limited	100.00	Ordinary shares
Vodafone Ireland Marketing Limited	100.00	Ordinary shares
Vodafone Ireland Retail Limited	100.00	Ordinary shares
Italy
Piazzale Luigi Cadorna, 4, 20123, Milano, Italy
Vodafone Global Enterprise (Italy) S.R.L.	100.00	Ordinary shares
SS 33 del Sempione KM 35, 212, 21052 Busto Arsizio (VA), Italy
Vodafone Automotive Italia S.p.A	100.00	Ordinary shares
Via Astico 41, 21100 Varese, Italy
Vodafone Automotive Electronic Systems S.r.L	100.00	Ordinary shares
Vodafone Automotive SpA	100.00	Ordinary shares
Vodafone Automotive Telematics Srl	100.00	Ordinary shares
Via Jervis 13, 10015, Ivrea, Tourin, Italy
VEI S.r.l.	100.00	Partnership interest shares
Vodafone Italia S.p.A.	100.00	Ordinary shares
Via Lorenteggio 240, 20147, Milan, Italy
Vodafone Enterprise Italy S.r.L	100.00	Euro shares
Vodafone Gestioni S.p.A.	100.00	Ordinary shares
Vodafone Servizi E Tecnologie S.R.L.	100.00	Equity shares

Notes to the consolidated financial statements (continued)

Company name	% of share class held by Group Companies	Share class
Via per Carpi 26/B, 42015, Correggio (RE), Italy
VND S.p.A	100.00	Ordinary shares
Japan
KAKiYa building, 9F, 2-7-17 Shin-Yokohama, Kohoku-ku, Yokoha- City, Kanagawa, 222-0033, Japan
Vodafone Automotive Japan KK	100.00	Ordinary shares
Marunouchi Trust Tower North 15F, 8-1, Marunouchi 1-chome, Level 15 , Chiyoda-ku, Tokyo, Japan
Vodafone Enterprise U.K. – Japanese Branch[2]	100.00	Branch
Vodafone Global Enterprise (Japan) K.K.	100.00	Ordinary shares
Jersey
44 Esplanade, St Helier, JE4 9WG, Jersey
Aztec Limited	100.00	Ordinary shares
Globe Limited	100.00	Ordinary shares
Plex Limited	100.00	Ordinary shares
Vizzavi Finance Limited	99.99	Ordinary shares
Vodafone International 2 Limited	100.00	Ordinary shares
Vodafone Jersey Dollar Holdings Limited	100.00	Limited liability shares
Vodafone Jersey Finance	100.00	Ordinary shares
Vodafone Jersey Yen Holdings Unlimited	100.00	Limited liability shares
Kenya
6th Floor, ABC Towers, ABC Place, Waiyaki Way, Nairobi, 00100, Kenya
M-PESA Holding Co. Limited	100.00	Equity shares
Vodafone Kenya Limited[5]	65.43	Ordinary voting shares
The Riverfront, 4th floor, Prof. David Wasawo Drive, Off Riverside Drive, Nairobi, Kenya
Vodacom Business (Kenya) Limited[5]	48.40	Ordinary shares, Ordinary B shares
Korea, Republic of
ASEM Tower Level 37, 517 Yeongdong-daero, Gangnam-gu, Seoul, 135-798, Korea, Republic of
Vodafone Enterprise Korea Limited	100.00	Ordinary shares
Lesotho
585 Mabile Road, Vodacom Park, Maseru, Lesotho
Vodacom Lesotho (Pty) Limited[5]	48.40	Ordinary shares
Luxembourg
15 rue Edward Steichen, Luxembourg, 2540, Luxembourg
Tomorrow Street GP S.à r.l.	100.00	Ordinary shares
Vodafone Asset Management Services S.à r.l.	100.00	Ordinary shares
Vodafone Enterprise Global Businesses S.à r.l.	100.00	Ordinary shares
Vodafone Enterprise Luxembourg S.A.	100.00	Ordinary euro shares
Vodafone International 1 S.à r.l.	100.00	Ordinary shares
Vodafone International M S.à r.l.	100.00	Ordinary shares
Vodafone Investments Luxembourg S.à r.l.	100.00	Ordinary shares
Vodafone Luxembourg 5 S.à r.l.	100.00	Ordinary shares
Vodafone Luxembourg S.à r.l.	100.00	Ordinary shares
Vodafone Procurement Company S.à r.l.	100.00	Ordinary shares
Vodafone Roaming Services S.à r.l.	100.00	Ordinary shares
Vodafone Services Company S.à r.l.	100.00	Ordinary shares
Malaysia
Suite 13.03, 13th Floor, Menara Tan & Tan, 207 Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia
Vodafone Global Enterprise (Malaysia) Sdn Bhd	100.00	Ordinary shares
Malta
Portomaso Business Tower, Level 15B, St Julians, STJ 4011, Malta
Vodafone Holdings Limited	100.00	‘A’ Ordinary shares, ‘B’ Ordinary shares
Vodafone Insurance Limited	100.00	‘A’ Ordinary shares, ‘B’ Ordinary shares
Mauritius
10th Floor, Standard Chartered Towers, 19 Cybercity, Ebene, Mauritius
Mobile Wallet VM1[5]	60.50	Ordinary shares
Mobile Wallet VM2[5]	60.50	Ordinary shares
VBA (Mauritius) Limited[5]	60.50	Ordinary shares, Redeemable preference shares
Vodacom International Limited[5]	60.50	Ordinary shares, Non-cumulative preference shares
Fifth Floor, Ebene Esplanade, 24 Bank Street, Cybercity, Ebene, Mauritius
Al-Amin Investments Limited	100.00	Ordinary shares

Notes to the consolidated financial statements (continued)

Array Holdings Limited	100.00	Ordinary shares
Asian Telecommunication Investments (Mauritius) Limited	100.00	Ordinary shares
CCII (Mauritius), Inc.	100.00	Ordinary shares
CGP India Investments Ltd.	100.00	Ordinary shares
Euro Pacific Securities Ltd.	100.00	Ordinary shares
Mobilvest	100.00	Ordinary shares
Prime Metals Ltd.	100.00	Ordinary shares
Trans Crystal Ltd.	100.00	Ordinary shares
Vodafone Mauritius Ltd.	100.00	Ordinary shares
Vodafone Tele-Services (India) Holdings Limited	100.00	Ordinary shares
Vodafone Telecommunications (India) Limited	100.00	Ordinary shares
Mexico
Avenida Insurgentes Sur No. 1647, Piso 12, despacho 1202, Colonia San José Insurgentes, Alcaldía Benito Juárez, C.P. 03900, Ciudad de México, Mexico
Vodafone Empresa México S.de R.L. de C.V.	100.00	Corporate certificate series A shares, Corporate certificate series B shares
Mozambique
Rua dos Desportistas, Numero 649, Cidade de Maputo, Mozambique
Vodacom Moçambique, SA5	51.42	Ordinary shares
Vodafone M-Pesa, S.A5	51.42	Ordinary shares
Netherlands
Rivium Quadrant 173, 15th Floor, 2909 LC, Capelle aan den IJssel, Netherlands
Vodafone Enterprise Netherlands B.V.	100.00	Ordinary shares
Vodafone Europe B.V.	100.00	Ordinary shares
Vodafone International Holdings B.V.	100.00	Ordinary shares
Vodafone Panafon International Holdings B.V.	99.87	Ordinary shares
Rivium Quadrant 175, 2909 LC, Capelle aan den IJssel, Netherlands
Central Tower Holding Company B.V. [4]	81.74	Ordinary shares and special shares
Zuid-hollanden 7, Rode Olifant, Spaces, 2596AL, den Haag, Netherlands
IoT.nxt USA BV5	30.87	Ordinary shares
IOT.NXT B.V.[5]	30.87	Ordinary shares
IoT.nxt Europe BV5	30.87	Ordinary shares
New Zealand
74 Taharoto Road, Takapuna, Auckland, 0622, New Zealand
Vodafone Enterprise Hong Kong Limited -New Zealand Branch[2]	100.00	Branch
Norway
c/o EconPartner AS, Dronning Mauds gate 15, Oslo, 0250, Norway
Vodafone Enterprise Norway AS	100.00	Ordinary shares
Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom
Vodafone Limited – Norway Branch[2]	100.00	Branch
Oman
Knowledge Oasis Muscat, Al-seeb, Muscat, Governorate P.O Box 104 135, Oman
Vodafone Services LLC	100.00	Shares
Poland
ul. Towarowa 28, 00-839,Warsaw, Poland
Vodafone Business Poland sp. z o.o.	100.00	Ordinary shares

Notes to the consolidated financial statements (continued)

	% of share class
	held by Group
Company name	Companies	Share class
Portugal
Av. D. João II, nº 36 – 8º Piso, 1998 – 017, Parque das Nações, Lisboa, Portugal
Oni Way - Infocomunicacoes, S.A	100.00	Ordinary shares
Vantage Towers, S.A.[4]	81.74	Ordinary shares
Vodafone Enterprise Spain, S.L.U. – Portugal Branch[2]	100.00	Branch
Vodafone Portugal – Comunicacoes Pessoais, S.A.	100.00	Ordinary shares
Romania
1 A Constantin Ghercu Street, 10th Floor, 6th District, Bucharest, Romania
UPC Services S.R.L. (in liquidation)	100.00	Ordinary shares
201 Barbu Vacarescu, 4th Floor, 2nd District, Bucharest, Romania
Vodafone Romania S.A	100.00	Ordinary shares
201 Barbu Vacarescu, 5th Floor, 2nd District, Bucharest, Romania
Vodafone External Services S.R.L.	100.00	Ordinary shares
201 Barbu Vacarescu Street, Mezzanine, District 2, Bucharest, Romania
Vodafone Foundation	100.00	Sole member
201 Barbu Vacarescu Street, Mezzanine, Room 1, District 2, Bucharest, Romania
Vantage Towers S.R.L.[4]	81.74	Ordinary shares
62D Nordului Street, District 1, Bucharest, Romania
UPC Foundation	100.00	Sole member
Oltenitei Street no. 2, City Offices Building, 3rd Floor, Bucharest, 4th District, Romania
Vodafone România Technologies SRL	100.00	Ordinary shares
Sectorul 2, Strada Barbu Văcărescu, Nr. 201, Etaj 1, Bucharest, Romania
Vodafone România M – Payments SRL	100.00	Ordinary shares
Șoseaua Vestului no. 1A, West Mall Ploiești, First Floor, Ploiești, Romania
Evotracking SRL	100.00	Ordinary shares
Russian Federation
Build. 2, 14/10, Chayanova str., 125047, Moscow, Russian Federation
Cable & Wireless CIS Svyaz LLC	100.00	Charter capital shares
Serbia
Vladimira Popovića 38-40, New Belgrade, 11070, Serbia
Vodafone Enterprise Equipment Limited Ogranak u Beogradu - Serbia Branch[2]	100.00	Branch
Singapore
Asia Square Tower 2, 12 Marina View, #17-01, 018961, Singapore
Vodafone Enterprise Singapore Pte.Ltd	100.00	Ordinary shares
Slovakia
Prievozská 6, Bratislava, 821 09, Slovakia
Vodafone Czech Republic A.S. – Slovakia Branch[2]	100.00	Branch
Suché mýto 1, Bratislava, 811 03, Slovakia
Vodafone Global Network Limited – Slovakia Branch[2]	100.00	Branch
South Africa
319 Frere Road, Glenwood, 4001, South Africa
Cable and Wireless Worldwide South Africa (Pty) Ltd	100.00	Ordinary shares
9 Kinross Street, Germiston South, 1401, South Africa
Vodafone Holdings (SA) Proprietary Limited	100.00	Ordinary shares
Vodafone Investments (SA) Proprietary Limited	100.00	Ordinary A shares, “B” Ordinary no par value shares
Bylsbridge Office Park, Building 14m Block C, 1st Floor, Alexandra Road, Centurion,Highveld Ext 73, 0046, South Africa
10T Holdings (Proprietary) Limited[5]	30.86	Ordinary shares
IoT.nxt (Pty) Limited[5]	30.86	Ordinary shares
IOT.nxt Development (Pty) Limited[5]	30.86	Ordinary shares
Vodacom Corporate Park, 082 Vodacom Boulevard, Midrand, 1685, South Africa
GS Telecom (Pty) Limited[5]	60.50	Ordinary shares
Infinity Services Partner Company[5]	60.50	Ordinary shares
Jupicol (Proprietary) Limited[5]	42.35	Ordinary shares
Mezzanine Ware (RF) Proprietary Limited[5]	54.45	Ordinary shares
Motifprops 1 (Proprietary) Limited[5]	60.50	Ordinary shares
Scarlet Ibis Investments 23 (Pty) Limited[5]	60.50	Ordinary shares
Storage Technology Services (Pty) Limited[5]	30.85	Ordinary shares
Vodacom (Pty) Limited[5]	60.50	Ordinary shares, Ordinary A shares
Vodacom Business Africa Group (Pty) Limited[5]	60.50	Ordinary shares
Vodacom Financial Services (Proprietary) Limited[5]	60.50	Ordinary shares
Vodacom Group Limited	60.50	Ordinary shares
Vodacom Insurance Administration Company (Proprietary) Limited[5]	60.50	Ordinary shares
Vodacom Insurance Company (RF) Limited[5]	60.50	Ordinary shares
Vodacom International Holdings (Pty) Limited[5]	60.50	Ordinary shares
Vodacom Life Assurance Company (RF) Limited[5]	60.50	Ordinary shares

Notes to the consolidated financial statements (continued)

Vodacom Payment Services (Proprietary) Limited[5]	60.50	Ordinary shares
Vodacom Properties No 1 (Proprietary) Limited[5]	60.50	Ordinary shares
Vodacom Properties No.2 (Pty) Limited[5]	60.50	Ordinary shares
Wheatfields Investments 276 (Proprietary) Limited[5]	60.50	Ordinary shares
XLink Communications (Proprietary) Limited[5]	60.50	Ordinary A Shares
Spain
Antracita, 7 – 28045, Madrid , Spain
Vodafone Automotive Iberia S.L.	100.00	Ordinary shares
Avenida de América 115, 28042, Madrid, Spain
Vodafone Enabler España, S.L.	100.00	Ordinary shares
Vodafone Energía, S.L.	100.00	Ordinary shares
Vodafone Enterprise Spain SLU	100.00	Ordinary shares, Ordinary euro shares
Vodafone España S.A.U.	100.00	Ordinary shares
Vodafone Holdings Europe S.L.U.	100.00	Ordinary shares
Vodafone ONO, S.A.U.	100.00	Ordinary shares
Vodafone Servicios S.L.U.	100.00	Ordinary shares
Calle San Severo 22, 28042, Madrid, Spain
Vantage Towers, S.L.U. [4]	81.74	Ordinary shares
Torre Norte Adif, Explanada de la Estación no 7, 29002, Málaga, Spain
Vodafone Intelligent Solutions España, S.L.U.	100.00	Ordinary shares
Sweden
c/o Hellström advokatbyrå, Box 7305, 103 90, Stockholm, Sweden
Vodafone Enterprise Sweden AB	100.00	Ordinary shares, Shareholder’s contribution shares
Switzerland
Schiffbaustrasse 2, 8005, Zurich, Switzerland
Vodafone Enterprise Switzerland AG	100.00	Ordinary shares
Taiwan
22F., No.100, Songren Road., Xinyi District, Taipei City, 11070, Taiwan
Vodafone Global Enterprise Taiwan Limited	100.00	Ordinary shares
Tanzania, United Republic of
15 Floor, Vodacom Tower, Ursino Estate, Plot No. 23, Bagamoyo Road, Dar es Salaam, Tanzania, United Republic of
M-Pesa Limited[5]	45.37	Ordinary A shares, Ordinary B shares
Shared Networks Tanzania Limited[5]	45.37	Ordinary shares
Vodacom Tanzania Public Limited Company[5]	45.37	Ordinary shares
3rd Floor, Maktaba (Library), ComplexBibi, Titi Mohaned Road, Dar es Salaam, Tanzania, United Republic of
Gateway Communications Tanzania Limited (in liquidation)[5]	59.89	Ordinary shares
Turkey
Büyükdere Caddesi, No: 251, Maslak, Şişli / İstanbul, 34398, Turkey
Vodafone Bilgi Ve Iletisim Hizmetleri AS	100.00	Registered shares
Vodafone Dagitim, Servis ve Icerik Hizmetleri A.S.	100.00	Ordinary shares
Vodafone Dijital Yayincilik Hizmetleri A.S.	100.00	Ordinary shares
Vodafone Holding A.S.	100.00	Registered shares
Vodafone Kule ve Altyapi Hizmetleri A.S.	100.00	Ordinary shares
Vodafone Mall Ve Electronik Hizmetler Ticaret AS	100.00	Ordinary shares
Vodafone Medya Icerik Hizmetleri A.S.	100.00	Ordinary shares
Vodafone Net İletişim Hizmetleri A.S.	100.00	Ordinary shares
Vodafone Telekomunikasyon A.S.	100.00	Registered shares
İTÜ Ayazağa Kampüsü, Koru Yolu, Arı Teknokent Arı 3 Binası, Maslak, İstanbul, 586553, Turkey
Vodafone Teknoloji Hizmetleri A.S.	100.00	Registered shares
Maslak Mah. AOS 55 Sk. 42 Maslak Sit. B Blok Apt. No: 4/663, Sarıyer Istanbul, Turkey
Vodafone Sigorta Aracilik Hismetleri A.S.	100.00	Ordinary shares
Maslak Mah.AOS 55. Sok. 42 Maslak B BLOK Sit.No: 4 / 665, Sarıyer / Istanbul, Turkey
Vodafone Elektronik Para Ve Ödeme Hizmetleri A.S.	100.00	Registered shares
Maslak Mah. AOS 55.Sokak 42 Maslak Sitesi No:4 Kat 18, Ic Kapi: 664 Sarıyer Istanbul, Turkey
Vodafone Finansman A.S.	100.00	Ordinary shares
Ukraine
Bohdana Khmelnytskogo Str. 19-21, Kyiv, Ukraine
LLC Vodafone Enterprise Ukraine	100.00	Ordinary shares

Notes to the consolidated financial statements (continued)

	% of share class
	held by Group
Company name	Companies	Share class
United Arab Emirates
16-SD 129,Ground Floor, Building 16-Co Work,Dubai Internet City,United Arab Emirates
Vodacom Fintech Services FZ-LLC[5]	60.50	Ordinary shares
Office 101, 1st Floor, DIC Building 1, Dubai Internet City, Dubai, United Arab Emirates
Vodafone Enterprise Europe (UK) Limited – Dubai Branch[2]	100.00	Branch
United Kingdom
1-2 Berkeley Square, 99 Berkeley Street, Glasgow, G3 7HR, Scotland
Thus Group Holdings Limited	100.00	Ordinary shares
Thus Group Limited	100.00	Ordinary shares
Thus Profit Sharing Trustees Limited	100.00	Ordinary shares
11 Staple Inn, London,WC1V 7QH,United Kingdom
Vodacom Business Africa Group Services Limited[5]	60.50	Ordinary shares, Preference shares
Vodacom Investments Company Proprietary Limited[5]	60.50	Ordinary shares
Vodacom UK Limited[5]	60.50	Ordinary shares, Non-redeemable ordinary A shares, Ordinary B shares, Non-redeemable preference shares
784 Upper Newtownards Road, Belfast, BT16 1UD, United Kingdom
Vodafone (NI) Limited	100.00	Ordinary shares
Edinburgh House, 4 North St. Andrew Street, Edinburgh, EH2 1HJ, United Kingdom
Pinnacle Cellular Group Limited	100.00	Ordinary shares
Pinnacle Cellular Limited	100.00	Ordinary shares
Vodafone (Scotland) Limited	100.00	Ordinary shares
Quarry Corner, Dundonald, Belfast, BT16 1UD, Northern Ireland
Energis (Ireland) Limited	100.00	A Ordinary shares, B Ordinary shares, C Ordinary shares, D Ordinary
Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom
Apollo Submarine Cable System Limited	100.00	Ordinary shares
Bluefish Communications Limited	100.00	Ordinary A shares, Ordinary B shares, Ordinary C shares, Ordinary D shares
Cable & Wireless Aspac Holdings Limited	100.00	Ordinary shares
Cable & Wireless CIS Services Limited	100.00	Ordinary shares
Cable & Wireless Communications Data Network Services Limited	100.00	'A' Ordinary shares, 'B' Ordinary shares
Cable & Wireless Europe Holdings Limited	100.00	Ordinary shares
Cable & Wireless Global Business Services Limited	100.00	Ordinary shares
Cable & Wireless Global Holding Limited	100.00	Ordinary shares
Cable & Wireless Global Telecommunication Services Limited	100.00	Ordinary shares
Cable & Wireless UK Holdings Limited	100.00	Ordinary shares
Cable & Wireless Worldwide Limited	100.00	Ordinary shares, Redeemable preference shares
Cable & Wireless Worldwide Voice Messaging Limited	100.00	Ordinary shares
Cable and Wireless (India) Limited	100.00	Ordinary shares
Cable and Wireless Nominee Limited	100.00	Ordinary shares
Central Communications Group Limited	100.00	Ordinary shares, Ordinary A shares
Energis Communications Limited	100.00	Ordinary shares
Energis Squared Limited	100.00	Ordinary shares
General Mobile Corporation Limited (in process of dissolution)	100.00	Ordinary shares
London Hydraulic Power Company (The)	100.00	Ordinary shares, 5% Non-Cumulative preference shares
MetroHoldings Limited	100.00	Ordinary shares
ML Integration Group Limited	100.00	Ordinary shares
Navtrak Limited	100.00	Ordinary shares
Project Telecom Holdings Limited[1]	100.00	Ordinary shares
Rian Mobile Limited	100.00	Ordinary shares
Talkland International Limited (in process of dissolution)	100.00	Ordinary shares
Talkmobile Limited	100.00	Ordinary shares
The Eastern Leasing Company Limited	100.00	Ordinary shares
Thus Limited	100.00	Ordinary shares
Vizzavi Limited	100.00	Ordinary shares
Voda Limited	100.00	Ordinary shares
Vodafone (New Zealand) Hedging Limited	100.00	Ordinary shares
Vodafone 2.	100.00	Ordinary shares
Vodafone 4 UK	100.00	Ordinary shares

Notes to the consolidated financial statements (continued)

Vodafone 5 Limited	100.00	Ordinary shares
Vodafone 5 UK	100.00	Ordinary shares
Vodafone 6 UK	100.00	Ordinary shares
Vodafone Americas 4	100.00	Ordinary shares
Vodafone Automotive UK Limited	100.00	Ordinary shares
Vodafone Benelux Limited	100.00	Ordinary shares, Preference shares
Vodafone Cellular Limited[1]	100.00	Ordinary shares

Notes to the consolidated financial statements (continued)

	% of share class
	held by Group
Company name	Companies	Share class
Vodafone Consolidated Holdings Limited	100.00	Ordinary shares
Vodafone Corporate Limited	100.00	Ordinary shares
Vodafone Corporate Secretaries Limited[1]	100.00	Ordinary shares
Vodafone DC Pension Trustee Company Limited[1]	100.00	Ordinary shares
Vodafone Distribution Holdings Limited	100.00	Ordinary shares
Vodafone Enterprise Corporate Secretaries Limited	100.00	Ordinary shares
Vodafone Enterprise Equipment Limited	100.00	Ordinary shares
Vodafone Enterprise Europe (UK) Limited	100.00	Ordinary shares
Vodafone Enterprise U.K.	100.00	Ordinary shares
Vodafone Euro Hedging Limited	100.00	Ordinary shares
Vodafone Euro Hedging Two	100.00	Ordinary shares
Vodafone Europe UK	100.00	Ordinary shares
Vodafone European Investments[1]	100.00	Ordinary shares
Vodafone European Portal Limited[1]	100.00	Ordinary shares
Vodafone Finance Limited [1]	100.00	Ordinary shares
Vodafone Finance Luxembourg Limited	100.00	Ordinary shares
Vodafone Finance Sweden	100.00	Ordinary shares, Ordinary deferred
Vodafone Finance UK Limited	100.00	Ordinary shares
Vodafone Financial Operations	100.00	Ordinary shares
Vodafone Global Content Services Limited	100.00	Ordinary shares, 5% fixed rate non-voting preference shares
Vodafone Global Enterprise Limited	100.00	Ordinary shares, Deferred shares, B deferred shares
Vodafone Group (Directors) Trustee Limited[1]	100.00	Ordinary shares
Vodafone Group Pension Trustee Limited[1]	100.00	Ordinary shares
Vodafone Group Services Limited	100.00	Ordinary shares, Deferred shares
Vodafone Group Services No.2 Limited[1]	100.00	Ordinary shares
Vodafone Group Share Trustee Limited[1]	100.00	Ordinary shares
Vodafone Holdings Luxembourg Limited	100.00	Ordinary shares
Vodafone Intermediate Enterprises Limited	100.00	Ordinary shares
Vodafone International 2 Limited – UK Branch[2]	100.00	Branch
Vodafone International Holdings Limited	100.00	Ordinary shares
Vodafone International Operations Limited	100.00	Ordinary shares
Vodafone Investment UK	100.00	Ordinary shares
Vodafone Investments Australia Limited	100.00	Ordinary shares
Vodafone Investments Limited[1]	100.00	Ordinary shares, Zero coupon redeemable preference shares
Vodafone IP Licensing Limited[1]	100.00	Ordinary shares
Vodafone Limited	100.00	Ordinary shares
Vodafone Marketing UK	100.00	Ordinary shares
Vodafone Mobile Communications Limited	100.00	Ordinary shares
Vodafone Mobile Enterprises Limited	100.00	A-ordinary shares, Ordinary one pound shares
Vodafone Mobile Network Limited	100.00	A-ordinary shares, Ordinary one pound shares
Vodafone Nominees Limited[1]	100.00	Ordinary shares
Vodafone Oceania Limited	100.00	Ordinary shares
Vodafone Old Show Ground Site Management Limited	100.00	Ordinary shares
Vodafone Overseas Finance Limited	100.00	Ordinary shares
Vodafone Overseas Holdings Limited	100.00	Ordinary shares
Vodafone Panafon UK	99.87	Ordinary shares
Vodafone Partner Services Limited	100.00	Ordinary shares, Redeemable preference shares
Vodafone Property Investments Limited	100.00	Ordinary shares
Vodafone Retail (Holdings) Limited	100.00	Ordinary shares
Vodafone Sales & Services Limited	100.00	Ordinary shares
Vodafone UK Foundation	100.00	Sole member
Vodafone UK Limited[1]	100.00	Ordinary shares
Vodafone Ventures Limited[1]	100.00	Ordinary shares
Vodafone Worldwide Holdings Limited	100.00	Ordinary shares; Cumulative preference
Vodafone Yen Finance Limited	100.00	Ordinary shares
Vodafone-Central Limited	100.00	Ordinary shares
Vodaphone Limited	100.00	Ordinary shares
Vodata Limited	100.00	Ordinary shares
Your Communications Group Limited	100.00	B Ordinary shares, Redeemable preference shares
United States

Notes to the consolidated financial statements (continued)

1209 Orange, Orange Street,Wilmington,New Castle DE 19801,United States
IoT nxt USA Inc[5]	30.87	Common stock
145 West 45th St., 8th Floor, New York NY 10036, United States
Cable & Wireless Americas Systems, Inc.	100.00	Common stock shares
Vodafone Americas Virginia Inc.	100.00	Common stock shares
Vodafone US Inc.	100.00	Common stock shares
1615 Platte Street, Suite 02-115, Denver CO 80202, United States
Vodafone Americas Foundation	100.00	Trustee
2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, United States
Unitymedia Finance LLC	100.00	Sole member

Notes to the consolidated financial statements (continued)

Associated undertakings and joint arrangements

Company Name	% of share class held by Group Companies	Share Class
Australia
Ground Floor, 55 Clarence Street, Sydney NSW 2000, Australia
FTTB Wholesale Pty Ltd	25.05	Ordinary shares
Level 1, 177 Pacific Highway, North Sydney NSW 2060, Australia
3.6 GHz Spectrum Pty Ltd	25.05	Ordinary shares
AAPT Limited	25.05	Ordinary shares
ACN 088 889 230 Pty Ltd	25.05	Ordinary shares
ACN 139 798 404 Pty Ltd	25.05	Ordinary shares
Adam Internet Holdings Pty Ltd	25.05	Ordinary shares
Adam Internet Pty Ltd	25.05	A shares, B shares, Ordinary shares
Agile Pty Ltd	25.05	Ordinary shares
AlchemyIT Pty Ltd	25.05	Ordinary shares
Blue Call Pty Ltd	25.05	Ordinary shares
Cable Licence Holdings Pty Ltd	25.05	A shares, B shares
Chariot Pty Ltd	25.05	Ordinary shares
Chime Communications Pty Ltd	25.05	Ordinary shares
Connect Internet Solutions Pty Limited	25.05	Ordinary shares
Connect West Pty Ltd	25.05	No 1 Ordinary shares
Destra Communications Pty Ltd	25.05	Ordinary shares
Digiplus Contracts Pty Ltd	25.05	Ordinary shares
Digiplus Holdings Pty Ltd	25.05	Ordinary shares
Digiplus Investments Pty Ltd	25.05	Ordinary shares
Digiplus Pty Ltd	25.05	Ordinary shares
H3GA Properties (No.3) Pty Limited	25.05	Ordinary shares
Hosteddesktop.com Pty Ltd	25.05	Ordinary shares
iHug Pty Ltd	25.05	No 1 Ordinary shares
iiNet (Ozemail) Pty Ltd	25.05	Ordinary shares
iiNet Labs Pty Ltd	25.05	Ordinary shares
iiNet Limited	25.05	Ordinary shares
Internode Pty Ltd	25.05	B shares, Ordinary shares
IntraPower Pty Limited	25.05	Ordinary shares
Intrapower Terrestrial Pty Ltd	25.05	Ordinary shares
IP Group Pty Ltd	25.05	Ordinary shares
IP Services Xchange Pty Ltd	25.05	A shares, B shares
Jiva Pty Ltd	25.05	Ordinary shares
Kooee Communications Pty Ltd	25.05	Ordinary shares
Kooee Mobile Pty Ltd	25.05	Ordinary shares
Kooee Pty Ltd	25.05	A shares, B shares
Mercury Connect Pty Ltd	25.05	E shares, Ordinary shares
Mobile JV Pty Limited	25.05	Ordinary shares
Mobileworld Communications Pty Limited	25.05	Ordinary shares
Mobileworld Operating Pty Ltd	25.05	Ordinary shares
Netspace Online Systems Pty Ltd	25.05	Ordinary shares
Numillar IPS Pty Ltd	25.05	Ordinary shares
Orchid Human Resources Pty Ltd	25.05	Ordinary shares
PIPE International (Australia) Pty Ltd	25.05	Ordinary shares
PIPE Networks Pty Limited	25.05	Ordinary shares
PIPE Transmission Pty Limited	25.05	Ordinary shares
PowerTel Limited	25.05	Ordinary shares
Request Broadband Pty Ltd	25.05	Ordinary shares
Soul Communications Pty Ltd	25.05	Ordinary shares
Soul Contracts Pty Ltd	25.05	Ordinary shares
Soul Pattinson Telecommunications Pty Ltd	25.05	Ordinary shares
SPT Telecommunications Pty Ltd	25.05	Ordinary shares
SPTCom Pty Ltd	25.05	Ordinary shares
Telecom Enterprises Australia Pty Limited	25.05	Ordinary shares
Telecom New Zealand Australia Pty Ltd	25.05	Ordinary shares, Redeemable preference shares
TPG Corporation Limited	25.05	Ordinary shares
TPG Energy Pty Ltd	25.05	Ordinary shares
TPG Finance Pty Limited	25.05	Ordinary shares
TPG Holdings Pty Ltd	25.05	Ordinary shares
TPG Internet Pty Ltd	25.05	Ordinary shares
TPG JV Company Pty Ltd	25.05	Ordinary shares
TPG Network Pty Ltd	25.05	Ordinary shares

Notes to the consolidated financial statements (continued)

TPG Telecom Limited	25.05	Ordinary shares
TransACT Broadcasting Pty Ltd	25.05	Ordinary shares
TransACT Capital Communications Pty Ltd	25.05	Ordinary shares
TransACT Communications Pty Ltd	25.05	Ordinary shares
TransACT Victoria Communications Pty Ltd	25.05	Ordinary shares
TransACT Victoria Holdings Pty Ltd	25.05	Ordinary shares
Transflicks Pty Ltd	25.05	Ordinary shares
Trusted Cloud Pty Ltd	25.05	Ordinary shares
Trusted Cloud Solutions Pty Ltd	25.05	Ordinary shares
Value Added Network Pty Ltd	25.05	Ordinary shares
Virtual Desktop Pty Ltd	25.05	Ordinary shares
Vodafone Australia Pty Limited	25.05	Ordinary shares, Class B shares, Redeemable preference shares
Vodafone Foundation Australia Pty Limited	25.05	Ordinary shares
Vodafone Hutchison Receivables Pty Limited	25.05	Ordinary shares
Vodafone Hutchison Spectrum Pty Limited	25.05	Ordinary shares
Vodafone Network Pty Limited	25.05	Ordinary shares
Vodafone Pty Limited	25.05	Ordinary shares
VtalkVoip Pty Ltd	25.05	Ordinary shares
Westnet Pty Ltd	25.05	Ordinary shares
Bermuda
Clarendon House, 2 Church St, Hamilton, HM11, Bermuda
PPC 1 Limited	25.05	Ordinary shares
Czech Republic
U Rajské zahrady 1912/3, Praha 3, 130 00, Czech Republic
COOP Mobil s.r.o.	33.33	Ordinary shares
Egypt
23 Kasr El Nil St, Cairo, 11211, Egypt
Wataneya Telecommunications S.A.E	50.00	Ordinary shares
Ethiopia
Kirkos Sub-City, Woreda 01, House No. New, (Safaricom HQ), Addis Ababa, Ethiopia
Safaricom Telecommunications Ethiopia Private Limited Company [5]	18.30	Ordinary shares
Germany
38 Berliner Allee, 40212, Düsseldorf, Germany
MNP Deutschland Gesellschaft bürgerlichen Rechts	33.33	Partnership share
Nobelstrasse 55, 18059, Rostock, Germany
Verwaltung “Urbana Teleunion” Rostock GmbH[3]	46.92	Ordinary shares
Greece
43–45 Valtetsiou Str., Athens, Greece
Safenet N.P,A.	24.97	Ordinary shares
56 Kifisias Avenue & Delfwn , Marousi, 151 25, Greece
Tilegnous IKE	33.29	Ordinary shares
Marathonos Ave 18 km & Pylou, Pallini, Attica, 15351, Greece
Victus Networks S.A.	49.94	Ordinary shares
India
10th Floor, Birla Centurion, Century Mills Compound, Pandurang Budhkar Marg, Worli, Mumbai, Maharashtra, 400030, India
Vodafone Foundation[7]	46.90	Equity shares
Vodafone Idea Shared Services Limited[7]	47.61	Equity shares
Vodafone Idea Technology Solutions Limited[7]	47.61	Equity shares
Vodafone m-pesa Limited[7]	47.61	Equity shares
You Broadband India Limited[7]	47.61	Equity shares
A-19, Mohan Co-operative Industrial Estate, Mathura Road, New Delhi, Delhi, 110044, India
FireFly Networks Limited[7]	23.81	Equity shares
A4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai, Maharashtra, 400030, India
Aditya Birla Idea Payments Bank Limited (in liquidation)[7]	23.33	Equity shares
Building No.10, Tower-A, 4th Floor,DLF Cyber City,Gurugram, Haryana, 122002, India
Indus Towers Limited	21.05	Ordinary shares
Suman Tower Plot No. 18, Sector No. 11, Gandhinagar, 382011, Gujarat, India
Vodafone Idea Limited	47.61	Equity shares
Vodafone Idea Manpower Services Limited[7]	47.04	Equity shares
Vodafone House, Corporate Road, Prahladnagar, Off S. G. Highway, Ahmedabad, Gujarat, 380051, India
Connect (India) Mobile Technologies Private Limited[7]	47.61	Equity shares
Vodafone Idea Business Services Limited[7]	47.61	Equity shares
Vodafone Idea Communication Systems Limited[7]	47.61	Equity shares
Vodafone Idea Telecom Infrastructure Limited[7]	47.61	Equity shares
Ireland

Notes to the consolidated financial statements (continued)

The Herbert Building, The Park, Carrickmines, Dublin, Ireland
Siro DAC	50.00	Ordinary shares
Siro JV Holdco Limited	50.00	Ordinary B shares
Italy
Via Gaetana Negri 1, 20123, Milano, Italy
Infrastrutture Wireless Italiane S.p.A4	27.12	Ordinary shares
Kenya
LR No. 13263, Safaricom House, Waiyaki Way, PO Box 66827-00800, Nairobi, Kenya
Safaricom PLC[6]	26.13	Ordinary shares
Safaricom House, Waiyaki Way Westlands, Nairobi, Kenya
M-PESA Africa Limited[5]	43.31	Ordinary shares
Luxembourg
15 rue Edward Steichen, Luxembourg, 2540, Luxembourg
Tomorrow Street SCA	50.00	Ordinary A shares, Ordinary B shares, Ordinary C shares
Netherlands
3 More London Riverside, London, SE1 2AQ, United Kingdom
Global Partnership for Ethiopia B.V.[5]	18.30	Ordinary shares
Avenue Ceramique 300, 6221 Kx, Maastricht, Netherlands
Vodafone Libertel B.V.	50.00	Ordinary shares
Boven Vredenburgpassage 128, 3511 WR, Utrecht, Netherlands
Amsterdamse Beheer- en Consultingmaatschappij B.V.	50.00	Ordinary shares
Esprit Telecom B.V.	50.00	Ordinary shares
FinCo Partner 1 B.V.	50.00	Ordinary shares
LGE HoldCo V B.V.	50.00	Ordinary shares
LGE HoldCo VI B.V.	50.00	Ordinary shares
LGE Holdco VII B.V.	50.00	Ordinary shares
LGE HoldCo VIII B.V.	50.00	Ordinary shares
Vodafone Financial Services B.V.	50.00	Ordinary shares
Vodafone Nederland Holding I B.V.	50.00	Ordinary shares
Vodafone Nederland Holding II B.V.	50.00	Ordinary shares
VodafoneZiggo Employment B.V.	50.00	Ordinary shares
VodafoneZiggo Group B.V.	50.00	Ordinary shares
VodafoneZiggo Group Holding B.V.	50.00	Ordinary shares
VZ Financing I B.V.	50.00	Ordinary shares
VZ Financing II B.V.	50.00	Ordinary shares
VZ FinCo B.V.	50.00	Ordinary shares
VZ PropCo B.V.	50.00	Ordinary shares
VZ Secured Financing B.V.	50.00	Ordinary shares
XB Facilities B.V.	50.00	Ordinary shares
Ziggo B.V.	50.00	Ordinary shares
Ziggo Deelnemingen B.V.	50.00	Ordinary shares
Ziggo Finance 2 B.V.	50.00	Ordinary shares
Ziggo Netwerk II B.V.	50.00	Ordinary shares
Ziggo Real Estate B.V.	50.00	Ordinary shares
Ziggo Services B.V.	50.00	Ordinary shares
Ziggo Services Employment B.V.	50.00	Ordinary shares
Ziggo Services Netwerk 2 B.V.	50.00	Ordinary shares
Ziggo Zakelijk Services B.V.	50.00	Ordinary shares
Zoranet Connectivity Services B.V.	50.00	Ordinary shares
ZUM B.V.	50.00	Ordinary shares
Media Parkboulevard 2, 1217 WE Hilversum, Netherlands
Liberty Global Content Netherlands B.V.	50.00	Ordinary shares
Winschoterdiep 60, 9723 AB Groningen, Netherlands
Zesko B.V.	50.00	Ordinary shares
Ziggo Bond Company B.V.	50.00	Ordinary shares
Ziggo Netwerk B.V.	50.00	Ordinary shares
New Zealand
Tompkins Wake, Level 11, 41 Shortland Street, Auckland 1010, New Zealand
iiNet (New Zealand) AKL Limited	25.05	Ordinary shares
Unit 17, 24 Allright Place, Mt Wellington, Auckland, New Zealand
TPG (NZ) Pty Ltd	25.05	Ordinary shares
Philippines
22F Robinson Equitable Tower, ADB Ave, Corner Povega St, Ortigas Center, Pasig City, Philippines
Orchid Cybertech Services Inc	25.05	Ordinary shares
Portugal
Espaço Sete Rios, LEAP Rua de Campolide, 351, 0.05 , 1070-034, Lisboa, Portugal
Dualgrid – Gestão de Redes Partilhadas, S.A.	50.00	Ordinary shares

Notes to the consolidated financial statements (continued)

Rua Pedro e Inês, Lote 2.08.01, 1990-075, Parque das Nações, Lisboa, Portugal
Sport TV Portugal, S.A.	25.00	Nominative shares
Romania
Floor 3, Module 2, Connected Buildings III, Nr. 10A, Dimitrie Pompei Boulevard, Bucharest, Sector 2, Romania
Netgrid Telecom SRL	50.00	Ordinary shares
Russian Federation
Building 3, 11, Promyshlennaya Street, Moscow 115 516
Autoconnex Limited	35.00	Ordinary shares
South Africa
76 Maude Street, Sandton, Johannesberg, 2196, South Africa
Waterberg Lodge (Proprietary) Limited[5]	30.25	Ordinary shares
Building 13,Ground Floor, East Thornhill Office Park, 94 Bekker Road, Vorna Valley, X67 1685, South Africa
Number Portability Company (Pty) Ltd[5]	12.10	Ordinary shares
Rigel Park, Block A, 446 Rigel Avenue, Erasmusrand, Pretoria, 0181, South Africa
Canard Spatial Technologies(Pty) Ltd[5]	19.66	Ordinary shares
AfriGis(Pty) Ltd[5]	16.13	Ordinary shares
Vodacom Corporate Park, 082 Vodacom Boulevard, Midrand, 1685, South Africa
M-Pesa S.A (Proprietary) Limited[5]	43.31	Ordinary shares
Tanzania, United Republic of
Plot No. 23, Ursino Estate, Bagamoyo Road, Dar es Salaam, Tanzania, United Republic of
Vodacom Trust Limited (in liquidation)[5]	45.37	Ordinary A shares, Ordinary B shares
Turkey
Çifte Havuzlar Mah Eski Londra Asfaltı Cad No: 151/1E/301, Esenler, Istanbul, Turkey
FGS Bilgi Islem Urunler Sanayi ve Ticaret AS	50.00	Ordinary shares
United Kingdom
24/25 The Shard, 32 London Bridge Street, London, SE1 9SG, United Kingdom
Digital Mobile Spectrum Limited	25.00	Ordinary shares
3 More London Riverside, London, SE1 2AQ,United Kingdom
VodaFamily Ethiopia Holding Company Limited[5]	29.57	Ordinary shares
Griffin House, 161 Hammersmith Road, London, W6 8BS, United Kingdom
Cable & Wireless Trade Mark Management Limited	50.00	Ordinary A shares, Ordinary B shares
Hive 2, 1530 Arlington Business Park, Theale, Reading, Berkshire, RG7 4SA, United Kingdom
Cornerstone Telecommunications Infrastructure Limited[4]	40.87	Ordinary shares
Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom
Vodafone Hutchison (Australia) Holdings Limited	50.00	Ordinary shares
United States
251 Little Falls Drive, Wilmington DE 19808, United States
LG Financing Partnership	50.00	Partnership interest
PPC 1 (US) Inc.	25.05	Ordinary shares
Ziggo Financing Partnership	50.00	Partnership interest

Notes:

1	Directly held by Vodafone Group Plc.
2	Branches.
3	Shareholding is indirect through Vodafone Deutschland GmbH.
4	Shareholding is indirect through Vantage Towers A.G.
5	Shareholding is indirect through Vodacom Group Limited. The indirect shareholding is calculated using the 60.50% ownership interest in Vodacom Group Limited.
6	At 31 March 2022 the fair value of Safaricom Plc was KES 1,370 billion (€10,693 million) based on the closing quoted share price on the Nairobi Stock Exchange.
7	Includes the indirect interest held through Vodafone Idea Limited.

Notes to the consolidated financial statements (continued)

Selected financial information

The table below shows selected financial information in respect of subsidiaries that have non-controlling interests that are material to the Group1.

			Vodafone Egypt		Vantage Towers
	Vodacom Group Limited		Telecommunications S.A.E		A.G.
	2022	2021	2022	2021	2022
	€m	€m	€m	€m	€m
Summary comprehensive income information
Revenue	5,993	5,181	1,814	1,537	1,252
Profit for the financial year	1,002	891	314	271	345
Other comprehensive expense	(2)	(17)	–	–	–
Total comprehensive income	1,000	874	314	271	345
Other financial information
Profit for the financial year allocated to non-controlling interests	353	310	141	122	66
Dividends paid to non-controlling interests	294	307	194	84	52
Summary financial position information
Non-current assets	7,253	6,592	1,630	1,765	11,137
Current assets	3,123	2,671	440	640	704
Total assets	10,376	9,263	2,070	2,405	11,841
Non-current liabilities	(2,191)	(2,617)	(83)	(198)	(5,251)
Current liabilities	(3,539)	(2,406)	(1,197)	(1,217)	(1,055)
Total assets less total liabilities	4,646	4,240	790	990	5,535
Equity shareholders' funds	3,624	3,332	474	587	4,522
Non-controlling interests	1,022	908	316	403	1,013
Total equity	4,646	4,240	790	990	5,535

Statement of cash flows
Net cash inflow from operating activities	1,946	1,711	755	523	1,110
Net cash outflow from investing activities	(666)	(424)	(284)	(418)	(232)
Net cash outflow from financing activities	(1,177)	(1,251)	(749)	(7)	(861)
Net cash inflow/(outflow)	103	36	(278)	98	17
Cash and cash equivalents brought forward	876	826	348	273	48
Exchange gain/(loss) on cash and cash equivalents	46	14	2	(23)	–
Cash and cash equivalents	1,025	876	72	348	65

Note:

1

Vantage Towers A.G. was listed on the Frankfurt Stock exchange on 18 March 2021, resulting in the recognition of non-controlling interests of €1,019 million in year ending 31 March 2021 in the Group’s consolidated Statement of financial position. Non-current assets, current assets, non-current liabilities and current liabilities for Vantage Towers A.G. were €10,899 million, €490 million, €4,976 million and €958 million respectively, in the year ending 31 March 2021 in the Group's consolidated Statement of financial position.

Notes to the consolidated financial statements (continued)

32. Subsidiaries exempt from audit

The following UK subsidiaries will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the year ended 31 March 2022.

Name	Registration number	Name	Registration number

Bluefish Communications Limited	5142610	Vodafone Enterprise Europe (UK) Limited	3137479
Cable & Wireless Aspac Holdings Limited	4705342	Vodafone Euro Hedging Limited	3954207
Cable & Wireless CIS Services Limited	2964774	Vodafone Euro Hedging Two	4055111
Cable & Wireless Europe Holdings Limited	4659719	Vodafone Europe UK	5798451
Cable & Wireless Global Business Services Limited	3537591	Vodafone European Investments	3961908
Cable & Wireless Global Holding Limited	3740694	Vodafone European Portal Limited	3973442
Cable & Wireless UK Holdings Limited	3840888	Vodafone Finance Luxembourg Limited	5754479
Cable & Wireless Worldwide Limited	7029206	Vodafone Finance Sweden	2139168
Cable & Wireless Worldwide Voice Messaging	1981417	Vodafone Finance UK Limited	3922620
Limited		Vodafone Financial Operations	4016558
Cable & Wireless Nominee Limited	3249884	Vodafone Global Content Services Limited	4064873
Energis (Ireland) Limited	NI035793	Vodafone Holdings Luxembourg Limited	4200970
Energis Communications Limited	2630471	Vodafone Intermediate Enterprises Limited	3869137
Energis Squared Limited	3037442	Vodafone International Holdings Limited	2797426
General Mobile Corporation Limited	2585763	Vodafone International Operations Limited	2797438
London Hydraulic Power Company (The)	ZC000055	Vodafone Investment UK	5798385
MetroHoldings Limited	3511122	Vodafone Investments Limited	1530514
ML Integration Group Limited	3252903	Vodafone IP Licensing Limited	6846238
Talkland International Limited	2354106	Vodafone Marketing UK	6858585
The Eastern Leasing Company Limited	1672832	Vodafone Mobile Communications Limited	3942221
Thus Group Holdings Limited	SC192666	Vodafone Mobile Enterprises Limited	3961390
Thus Group Limited	SC226738	Vodafone Mobile Network Limited	3961482
Voda Limited	1847509	Vodafone Nominees Limited	1172051
Vodafone 2.	4083193	Vodafone Oceania Limited	3973427
Vodafone 4 UK	6357658	Vodafone Overseas Finance Limited	4171115
Vodafone 5 Limited	6688527	Vodafone Overseas Holdings Limited	2809758
Vodafone 5 UK	2960479	Vodafone Panafon UK	6326918
Vodafone 6 UK	8809444	Vodafone Property Investments Limited	3903420
Vodafone Americas 4	6389457	Vodafone UK Limited	2227940
Vodafone Benelux Limited	4200960	Vodafone Worldwide Holdings Limited	3294074
Vodafone Cellular Limited	896318	Vodafone Yen Finance Limited	4373166
Vodafone Consolidated Holdings Limited	5754561	Vodaphone Limited	2373469
Vodafone Corporate Secretaries Limited	2357692	Vodata Limited	2502373
Vodafone Enterprise Corporate Secretaries Limited	2303594	Your Communications Group Limited	4171876
Vodafone Enterprise Equipment Limited	1648524

Index of Exhibits to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2022

1.1	Articles of Association of the Company, as adopted on July 27, 2021.
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

2.3

Sixteenth Supplemental Trust Deed dated 16 September 2021 between the Company and The Law Debenture Trust Corporation p.l.c. further modifying and restating the provisions of the Trust Deed dated 16 July 1999 relating to a Euro 30,000,000,000 Euro Medium Term Note Programme.

2.4

Vodafone International Financing First Supplemental Trust Deed dated 16 September 2021 between the Company, Vodafone International Financing DAC and The Law Debenture Trust Corporation p.l.c. further modifying and restating the provisions of the Trust Deed dated 27 July 2020 relating to a Euro 30,000,000,000 Euro Medium Term Note Programme

2.5

Deposit Agreement among Vodafone Group Plc, JPMorgan Chase Bank, N.A. , as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, dated as of February 15, 2022 (incorporated by reference to Exhibit 99 (A) to the Company’s Registration Statement on Form F-6 for American Depositary Receipts (File No. 333-262760), filed with the Securities and Exchange Commission on February 15, 2022). https://www.sec.gov/Archives/edgar/data/0000839923/000138713122002021/ex99-a.htm

2.6	Form of American Depositary Receipt (included in Exhibit 2.5). https://www.sec.gov/Archives/edgar/data/0000839923/000138713122002021/ex99-a.htm.
2.7	Description of Securities Registered under Section 12 of the Exchange Act.
4.1

Amendment and restatement agreement dated 10 March 2021 between the Company and Barclays Bank plc as successor Agent relating to a USD 3,935,000,000 (as increased to USD 4,004,000,000) Credit Agreement originally dated 27 February 2015 (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2021 (File No. 001-10086), filed with eh Securities and Exchange Commission on June 23, 2021) .

4.2

Extension dated 7 February 2022 between the Company and Barclays Bank plc relating to a USD 3,935,000,000 (as increased to USD 4,004,000,000) Credit Agreement originally dated 27 February 2015 and as amended pursuant to an amendment agreement dated 10 March 2021.

4.3

Amendment and restatement agreement dated 10 March 2021 between the Company and Barclays Bank plc as Agent relating to a EURO 3,840,000,000 (as increased to EURO 3,990,000,000) Credit Agreement originally dated 28 March 2014 (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2021 (File No. 001-10086), filed with eh Securities and Exchange Commission on June 23, 2021).

4.4

Extension dated 6 December 2019 between the Company and Barclays Bank plc relating to a EUR 3,840,000,000 (as increased to EUR 3,990,000,000) Credit Agreement originally dated 28 March 2014 and as amended pursuant to an amendment agreement dated 10 March 2021 (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2020 (File No. 001-10086), filed with the Securities and Exchange Commission on July 2, 2020).

4.5

Rules of the Vodafone Global Incentive Plan 2014 (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2019 (File No. 001-10086), filed with the Securities and Exchange Commission on June 7, 2019).

4.6

Amended and Restated Trust Deed & Rules of the Vodafone Share Incentive Plan dated 28 July 2020 (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2021 (File No. 001-10086), filed with the Securities and Exchange Commission on June 23, 2021).

4.7

Rules of the Vodafone Sharesave Plan (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2019 (File No. 001-10086), filed with the Securities and Exchange Commission on June 7, 2019).

4.8

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

4.11

Letter of indemnification for Nicholas Read dated 28 October 2014 (incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2015 (File No. 001-10086), filed with the Securities and Exchange Commission on June 8, 2015).

4.12

Letter of Appointment for David Nish dated 23 September 2015 (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2016 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2016).

4.13

Letter of Appointment for Maria Amparo Moraleda Martinez dated 24 January 2017 (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2017 (File No. 001-10086), filed with the Securities and Exchange Commission on June 9, 2017).

4.14

Letter of Appointment of Michel Demaré dated 23 January 2018 (incorporated by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2018 (File No. 001-10086), filed with the Securities and Exchange Commission on June 8, 2018).

4.15

Service Agreement of Nicholas Read dated 26 July 2018 (incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2019 (File No. 001-10086), filed with the Securities and Exchange Commission on June 7, 2019).

4.16

Service Agreement of Margherita Della Valle dated July 2018 (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2019 (File No. 001-10086), filed with the Securities and Exchange Commission on June 7, 2019).

4.17	Letter of Appointment of Olaf Klaus Meijer Swantee dated 10 March 2021
4.18	Letter of Appointment of Jean-François van Boxmeer dated 21 May 2020.
4.19	Letter of Appointment of Deborah Kerr dated 28 September 2021.
4.20	Letter of Appointment of Stephen Carter dated 11 May 2022..
4.21	Letter of Appointment of Delphine Ernotte Cunci dated 18 May 2022.
4.22	Letter of Appointment of Simon Segars dated 22 May 2022.
4.23

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
4.26

First Amendment Agreement dated 17 July 2020 in relation to the Transitional Services Agreement dated 31 July 2019 relating to the sale of Liberty Global plc’s businesses in Germany, Romania, Hungary and the Czech Republic (incorporated by reference to Exhibit 4.40 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2021 (File No. 001-10086), filed with the Securities and Exchange Commission on June 23, 2021).***

4.27

Second Amendment Agreement dated 16 December 2020 in relation to the Transitional Services Agreement dated 31 July 2019 relating to the sale of Liberty Global plc’s businesses in Germany, Romania, Hungary and the Czech Republic (incorporated by reference to Exhibit 4.41 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2021 (File No. 001-10086), filed with the Securities and Exchange Commission on June 23, 2021).***

4.28

Novation Agreement dated 16 March 2021 in relation to the Transitional Services Agreement dated 31 July 2019 relating to the sale of Liberty Global plc’s businesses in Germany, Romania, Hungary and the Czech Republic (incorporated by reference to Exhibit 4.42 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2021 (File No. 001-10086), filed with the Securities and Exchange Commission on June 23, 2021).

8.

List of the Company’s related undertakings (incorporated by reference to Note 31 to the Consolidated Financial Statements included in this Annual Report on Form 20-F for the financial year ended March 31, 2022 (File No. 001-10086), filed with the Securities and Exchange Commission on June 16, 2022).

12.	Rule 13a – 14(a) Certifications.
13.	Rule 13a – 14(b) Certifications.
15.1	Consent letter of Ernst & Young LLP.
99.1	Annual Report and Form 20-F Information 2022.
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
104	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

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

***Certain identified confidential information in this exhibit has been omitted because such identified confidential information (i) is not material and (ii) is the type that the registrant treats as private or confidential.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Vodafone Group Plc
Registrant

/s/ R E S Martin
Rosemary Martin
Group General Counsel and Company Secretary

Date: 16 June 2022