Form 20-F
period 2018-03-31
VODAFONE GROUP PUBLIC LTD CO
filed 2022-11-09
CIK 839923

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2018

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

Ordinary Shares of 20 20/21 US cents each	26,676,624,411
7% Cumulative Fixed Rate Shares of £1 each	50,000

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

SCHEDULE A

Title of each class	Name of each exchange on which registered
Ordinary shares of 20 20/21 US cents each	NASDAQ Global Select Market*
American Depositary Shares (evidenced by American Depositary Receipts) each representing ten ordinary shares	NASDAQ Global Select Market
4.625% Notes due July 2018	New York Stock Exchange
5.450% Notes due June 2019	New York Stock Exchange
4.375% Notes due March 2021	New York Stock Exchange
2.500% Notes due September 2022	New York Stock Exchange
2.950% Notes due February 2023	New York Stock Exchange
3.750% Notes due 16 January 2024**	New York Stock Exchange
US$1,000,000,000 Floating Rate Notes due 16 January 2024**	New York Stock Exchange
4.125% Notes due 30 May 2025**	New York Stock Exchange
4.375% Notes due 30 May 2028**	New York Stock Exchange
7.875% Notes due February 2030	New York Stock Exchange
6.250% Notes due November 2032	New York Stock Exchange
6.150% Notes due February 2037	New York Stock Exchange
5.000% Notes due 30 May 2038**	New York Stock Exchange
4.375% Notes due February 2043	New York Stock Exchange
5.250% Notes due 30 May 2048**	New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
**	As announced on May 30, 2018, Vodafone has applied to list the notes on the New York Stock Exchange. Listing is due to take place on June 11, 2018.

The future is Ready? exciting. Vodafone Group Plc Annual Report on Form 20-F 2018

Vodafone Group Plc Annual Report on Form 20-F 2018 Overview Our strategic framework to live a better today and (CARE) by our responsiblebusinessand culture management …so that we create for shareholders.Ready? View our 2018 report online: vodafone.com/ar2018 This constitutes the annual report on Form 20-F of Vodafone Group Plc (the ‘Company’) in accordance with the requirements of the US Securities and Exchange Commission (the ‘SEC’) for the year ended 31 March 2018 and is dated 8 June 2018. This document contains certain information set out within the Company’s annual report in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’), adopted by the EU and with those parts of the UK Companies Act 2006 applicable to companies reporting under IFRS, dated 8 June 2018, as updated or supplemented if necessary. The content of the Group’s website (www.vodafone.com) or any other website referenced in this document is not incorporated into this document and should not be considered to form part of this annual report on Form 20-F. We have included any website as an inactive textual reference only. These are supported SustainableOur peopleRisk Governance approach to…32363846 value for society andThe future is exciting. eadershipeXcellence Growth 151617 Our strategy: A converged communications leader, enabling the Gigabit Society We are building a competitive advantage through our core programmes… l NetworkCustomer eXperienceFit for 101112 …as we reinvent our business model through… Digital Vodafone 13 …all of which underpins our strategic growth engines. Mobile dataFixed and Convergence Enterprise Our purpose:Connecting everybody build a better tomorrow

Vodafone Group Plc Annual Report on Form 20-F 2018 01 Overview Strategic Report Governance Financials Other information In this year’s report Overview 00 Our strategic framework 02 Highlights 03 Chairman’s statement Strategic Report 04 Our business at a glance 06 Industry trends 08 Our business model 10 Our core programmes 14 Chief Executive’s strategic review 15 Our growth engines 18 Chief Financial Officer’s review 20 Key performance indicators 22 Our financial performance 30 Financial position and resources 32 Sustainable business 36 Our people and culture 38 Principal risk factors and uncertainties Governance 46 Chairman’s governance statement 48 Board of Directors 50 Executive Committee 52 Leadership structure 54 Board activities 56 Board effectiveness 58 Engaging with our stakeholders 60 Board evaluation 62 Nominations and Governance Committee 64 Audit and Risk Committee 70 Remuneration Committee 88 Our US listing requirements 89 Directors’ report Financials 90 Reporting our financial performance 91 Directors’ statement of responsibility 93 Risk mitigation 101 Report of independent registered public accounting firm 102 Consolidated financial statements and notes 178 Other unaudited financial information 183 This page is intentionally left blank Other information 191 Shareholder information 198 History and development 199 Regulation 207 Alternative performance measures 218 Form 20-F cross reference guide 221 Forward-looking statements 222 Definition of terms 225 Selected financial data Exhibit 2.3 Exhibit 4.24 Exhibit 12 Exhibit 4.2 Exhibit 4.27 Exhibit 13 Exhibit 4.5 Exhibit 4.28 Exhibit 15.1 Exhibit 4.9 All amounts marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is an alternative performance measure. See “Alternative performance measures” on page 207 for further details and reconciliations to the respective closest equivalent GAAP measure.

02 Vodafone Group Plc Annual Report on Form 20-F 2018 Overview progress and strong Group mobile data growthBroadband net adds Service revenue growth Highlights A year of good strategic financial performance 22 Read more on our financial performance Statutory figures201820172016 Alternative performance measuresRead more on our Alternative performance measures 207 Key financial ratiosRead more on our Key financial ratios207 Operational metrics Sustainable business metrics Strategic growth engines (2018) Mobile data growthFixed/Convergence momentumEnterprise outperfomance 63% 1.3m2.1%ex. regulation4 1 Excluding the impact of a German legal settlement. 2 Including VodafoneZiggo. 3 Including India, JVs and associates. 4 Excluding the impact of EU regulation. Women in management and leadership roles % 29 2827 Estimated additional female customers in emerging marketsmillions 3.9 9.4 – Greenhouse gas emissions (scope 1 and 2) m tonnes CO2e 2.58 2.54 2.54 Europe mobile customers2millions 118.7 120.7121.4 AMAP mobile customers3millions 417.1 395.0371.2 Group fixed broadband customers2,3millions 19.7 18.013.4 Group consumer converged customers2millions 5.5 3.83.1 Group data trafficexabytes 3.6 2.2 1.4 European NGN homes passed (on-net)2millions 36.1 36.1 27.1 Average number of employees thousands 104 106105 Organic service revenue growth% 1.61 1.9 1.1 Adjusted EBITDA margin % 31.6 29.7 28.4 Organic adjusted EBITDA growth% 11.8 5.82.3 Organic adjusted EBIT growth% 47.2 7.0 (7.3) Capex intensity% 15.7 16.1 21.2 Group service revenue €m 41,066 42,98744,618 Adjusted EBITDA €m 14,737 14,14914,155 Adjusted EBIT €m 4,827 3,9703,769 Adjusted earnings per share €c 11.59 8.04 6.87 Free cash flow pre-spectrum€m 5,417 4,0561,271 Free cash flow €m 4,044 3,316 (2,163) Group revenue €m 46,571 47,631 49,810 Operating profit€m 4,299 3,725 1,320 Profit/(loss) for the financial year€m 2,788 (6,079)(5,122) Closing net debt€m (31,469) (31,169) (28,801) Weighted average number of shares m 27,770 27,971 26,692 Total dividends per share €c 15.07 14.7714.48

Vodafone Group Plc Annual Report on Form 20-F 2018 03 We have previously highlighted the need for the Group to improve the returns that we are for our customers and for Vodafone inorganic investments that we have made Significant strategic progress Vodafone India experienced a 19% in India. While we underperformed the FTSE the year, reflecting intense competitive ambition to be a converged communications materially so, as a result of the progress we are outline in his CFO review the steps which data leader in Africa and India, and an Enterprise is demonstrated by a further 2% increase in our company’s future financial position, ensuring strong positions will enhance our ability forwards in a consolidated market. is to connect everybody to live a better today to Vittorio In May 2018, we announced the succession The future is exciting – for our in May 2018 of our intention to acquire 1 October, Vittorio Colao will be succeeded and mobile networks are enabling a range the Czech Republic, Hungary and Romania for Margherita Della Valle (our Deputy CFO) to society and create an exciting future for into Europe’s leading next generation after the AGM in July. On behalf of the Board, I would like to express Our new global brand campaign, “The future challenger to dominant incumbents. tenure. He has been an exemplary leader and autumn, communicated that Vodafone will on pages 14 to 17 for more insight into this transformation of Vodafone into a global helping them to make the most of new and progress in securing approvals for the merger ready for the Gigabit future. Vittorio will leave is expected to close in June 2018. strong inclusive values that is exceptionally well-business goals Our sustainable business strategy, A strong financial performance In addition to these strategic achievements, like to recognise from a governance perspective at the heart of our development, as we are performance. Our organic service revenue together with the Board in an atmosphere business is closely tied to the success of the but our sustained focus on cost efficiencies Group’s strategy together with Vittorio, digital networks and services act as a catalyst contributed to organic adjusted EBITDA and commercial leadership with world-class equality and empowerment. We focus our with broad-based improvements across most will benefit greatly from his experience, insight greatest impact, and we now have long-term in organic adjusted EBIT. Executive. Margherita has a strong track record deliver our strategy. Progress in Netherlands, and I am delighted to welcome her to the by 40% and purchase 100% of electricity amid highly competitive markets, in recent of Nick and Margherita serves as a testament intend to support 10 million young in the Netherlands (‘VodafoneZiggo’) senior leadership team that Vittorio has jobs programme, “What will you be?”, which local currency revenue decline in the year, of youth unemployment and a growing is expected to stabilise during the year Gerard Kleisterlee Overview Strategic Report Governance Financials Other information Chairman’s statement The future is exciting –Returns are improving achieving on the substantial organic and in recent years. In part, this relies upon a better balancing of competition and investment considerations by European regulators and governments, particularly as we approach spectrum auctions for 5G. However, we also remain focused on making improvements under existing industry conditions. This has been a challenging year for the Telecoms sector in Europe and particularly We have made further progress this year on our organic service revenue decline during100 we outperformed our peers, in some cases leader in all of our European markets, a mobileand regulatory pressures. Nick Read will making. The Board’s confidence in our outlook leader internationally. These strategically we are taking to strengthen the combined dividend per share to 15.07 eurocents for the year. to achieve our purpose as a Group – which that we can compete effectively going CEO succession: our thanks and build a better tomorrow. A key development was the announcement customers and for Vodafone plan for the Group Chief Executive role. From Liberty Global’s cable assets in Germany, Vodafone’s ultrafast and widely available fixed by Nick Read, our current Group CFO, with €18.4 billion, which will transform Vodafone of exciting new technologies, which contribute succeeding Nick Read and joining the Board infrastructure owner and a truly converged our customers, employees and shareholders. Please see Vittorio Colao’s CEO review is exciting. Ready?”, which launched last our gratitude to Vittorio for an outstanding transaction. In addition, we made good support our customers every step of the way, strategic visionary who has overseen a dramatic of Vodafone India with Idea Cellular, which exciting innovations. pacesetter in converged communications, We have ambitious sustainable as his legacy a company of great integrity with positioned for the decade ahead. I would also the Group enjoyed a strong financial which we outline on pages 32 to 35, lies the great way in which Vittorio has worked growth remained modest at a little below 2%, convinced that the long-term success of our of openness, transparency and trust. through the “Fit for Growth” programme communities in which we operate. Vodafone’s Nick has been the co-architect of the growth of 12% (8% on an underlying basis)1, not only for economic growth, but also for combining extensive international operational of our markets. This in turn drove a 47% rise efforts where we believe we can make the financial acumen. I am confident Vodafone external and internal ambitions in place to and wisdom in his new role as Group Chief challenges in India Key highlights include our commitment in financial leadership at the highest levels, In order to strengthen our assets strategically to reduce our greenhouse gas emissions Board. I would also add that the appointment years we have announced joint ventures we use from renewable sources. We also to the strength and depth of the Vodafone and India (‘Vodafone-Idea’). Despite a 4% people by 2022 through our future digital assembled and led over the last decade. VodafoneZiggo’s financial performance will help to address the dual challenges /s/ Gerard Kleisterlee ahead, supported by the success of its digital skills gap. Chairman convergence strategy and significant cost and capex synergies. 1 Excluding the net impact of EU regulation, UK handset financing, and settlements.

04 Vodafone Group Plc Annual Report on Form 20-F 2018 1 Europe’s customers such as “Vodafone One Net Broadband Overview Our business at a glance What we offer We offer a broad range of communication services to both consumers and enterprises. Consumer Enterprise customers to call, text and access data whether Our fixed line services include broadband, TV offerings our next-generation network (‘NGN’).service Other value added services our M-Pesa offering, our consumer IoT proposition as security and insurance products.Our Cloud & Security portfolio includes both public and devices. (‘MVNOs’) who use this to provide mobile services.and terrestrial cable systems. The services we our footprint through our partner market agreements.and messaging. fixed and content services, provide simplicity and better value for customers. They also We market these converged bundlesMobile service revenueFixed service revenue communication solutions to our Enterprise17.8m1 mobileMobilefixed NGN customers TV customers Converged consumer customers Providing converged solutions Our converged offers, which combine mobile,Europe increase customer loyalty and lower churn.71%29% as “GigaKombi” in Germany and “Vodafone One” in Spain and Italy. We also offer a comprehensive set of converged Enterprise” and “Vodafone Meet Anywhere”.A leading62.4m customerslargest operatorcontract 13.7m1 footprint 5.5m1 Note: 1 Includes VodafoneZiggo. Our wide range of products and services 66% 29% communication services to support the growing at home or travelling abroad. Fixed broadband, TV and voice and voice. We offer high speed connectivity throughSplit of revenue These include mobile money services throughhealth solutions. “V by Vodafone” (which launched this year), as wellCloud & Security and private cloud services, as well as cloud-based applications and products for securing networks Carrier Services We rent capacity to mobile virtual network operatorsWe sell capacity on our global submarine We also offer a variety of services to operators outside offer include international voice, IP transit 5% Other We offer mobile, fixed and a suite of converged needs of our enterprise customers, who range from small businesses to large multinational companies. Internet of Things (‘IoT’) IoT connections bring objects to life by allowing them to communicate securely through our network. We offer a diverse range of services including managed IoT connectivity, automotive and insurance services, smart metering and Mobile We provide a range of mobile services, enabling

Vodafone Group Plc Annual Report on Form 20-F 2018 05 Overview Strategic Report Governance Financials Other information Where we operate We manage our business across two geographic regions – Europe, and Africa, Middle East and Asia-Pacific (‘AMAP’). We are the number one in most of our country fixed services in 18 countries. in seven countries. countries with 4G roaming coverage (joint venture), Portugal2, Romania2, Spain2, UK2 Africa2, Tanzania, Democratic Republic of Congo, AMAP6 5 €6.1bn 2% and common functions)4 Group service revenues 23% €4.7bn €10.3bn €41bn Europe €5.3bn Other €0.7bn Notes: 4 Common functions includes revenue from services provided centrally or offered outside our operating company footprint, including some markets where we have a licensed network operation, for example offering IP-VPN services in Singapore. 5 Other Europe including eliminations. 6 Other AMAP including eliminations. Europe 75% Germany AMAP Vodacom Other €4.8bn UK Italy (includes partner markets Other €4.6bn Spain €4.6bn Our main markets and joint ventures Mobile Fixed revenue Fixedrevenue Consumer Mobile market broadband market converged Convergence customers share customersshare customers penetration (m) (%)(m) (%)(m) (%)9 Germany 30.2 33.6 6.6 21.3 0.7 12 UK 17.5 22.0 0.4 4.9 0.2 63 Italy 22.3 32.7 2.5 7.1 0.7 36 Spain 14.1 19.07 3.3 19.07 2.3 89 South Africa 50.1 50.18 0.01 4.18 – – India 223 20.98 0.2 n/m10 – – VodafoneZiggo (NL) 4.9 29.3 3.3 39.4 0.9 29 Notes: 7 Due to the converged nature of the Spanish market only total communications market shares are reported. 8 December 2017. 9 % of consumer broadband customer base that is converged. 10 Figure not material. Operations in 25 countries or two mobile operator operations and are a rapidly growing fixed provider. Mobile and fixed services We provide both mobile and Mobile only We provide mobile only services EuropeAMAP Albania, Czech Republic2, Germany2, Greece2,Australia (joint venture), Egypt2, Ghana2, India2,3, Hungary, Ireland2, Italy2, Malta2, Netherlands2 New Zealand2, Turkey2, Vodacom Group (South Mozambique, Lesotho, Kenya2 (associate)) Notes: 2 Mobile and fixed broadband markets. 3 We also part-own the tower company, Indus Towers, in India. Worldwide service reach 47 partner markets To extend our reach beyond the companies we own, we have partnership agreements with local operators in 47 countries. 77 countries with IP-VPN We are among the top five internet providers globally and one of the largest operators of submarine cables. 144 Our leading global 4G roaming footprint serves twice as many destinations as the next best local competitor in most of our markets.

06 Vodafone Group Plc Annual Report on Form 20-F 2018 industry where innovation and video applications and bigger data bundles. Overview Industry trends We operate in a rapidly changing scale are key Rising global smartphone penetration, ubiquitous superfast internet access, increasingly converged solutions and remarkable new technologies are rapidly transforming the way that we live and work, while simultaneously creating a range of new commercial, regulatory and societal challenges. further insights 122125 On average, global consumers now use ago. As a result, between 2012 and 2017 total four years is expected to average 48%. this strong volume growth. In Europe, price deflation, driven by technologicalThis represents a significant windowThe same motivations apply for businesses, of competitive intensity. In emerging markets,to high quality NGN infrastructure. Fixed of converged services that bring together by a lack of fixed infrastructure and rapidover the last three years, supported by thefixed and mobile end points. broadband services over cable or fibrebundles of mobile, landline, broadband and years it is estimated that around 50 millionthe benefit of simplicity – one provider for services (almost double current levels) operators this provides higher customer The next technological evolution of mobileequally rapid, with legacy copper technology largely by the infrastructure deployed foras cable and fibre-to-the-home (‘FTTH’). and antennae. Rapid technological change10 See page 10 of this report for further insights Over the last 30 years mobile and fixed This will eventually enable average download Broadband download speeds have evolved networks have evolved significantly. In the speeds in excess of 1Gbps combined withquickly from sub-64Kbps via the dial 1990s, second generation (2G) mobileextremely low latency. We expect 5G services up modem in the late 1990s to download networks primarily carried voice calls and in Europe to be commercially available speeds of 1Gbps today through high SMS data traffic (i.e. texts). Today, mobileby 2020. The business case for 5G is driven speed NGN services. Further technological phone users can experience 4G+ download primarily by the opportunity to provide advancements, such as DOCSIS 3.1 for cable speeds in excess of 800Mbps (>4,000 timessubstantial inexpensive incremental capacity.and deeper fibre penetration, will deliver even faster than 2G) supported by the latest In time, 5G will also enable the development faster speeds of up to 10Gbps in the future. technological advancements, such as carrier of new IoT services and niche fixed wireless aggregation and massive MIMO (multiple solutions, as well as other new business cases. input and multiple output) antennae.The evolution of fixed networks has been networks will be to deploy 5G, supported being superseded by NGN infrastructure such 4G combined with new 5G radio spectrum The future is exciting Our mobile networks are already benefiting from the evolution to 4G+, and this year we have started 5G trials. In fixed, we are upgrading our cable infrastructure to DOCSIS 3.1, enabling us to deliver future-proof gigabit speeds. Growing demand for mobile data, high speed broadband15 See pages 15–17 of this report for and converged solutions Demand for mobile data is growing rapidly, driven by increased smartphone penetration, customers moving to 4G (which provides a significantly better data experience), the growing use of social, media, and 106 1.7GB per month up from 0.1GB five years mobile data traffic increased by an average of 76% per annum and growth over the next The challenge for operators is to monetise total mobile service revenues remained flat last year due to substantial unitary improvements, regulation and a high level of opportunity for operators with access which are increasingly taking advantage revenue growth is stronger, supported revenue trends in Europe have grown by 2%communications tools that work across all smartphone adoption.shift to NGN. In fixed, demand for NGN high speed Today, consumers are increasingly taking is also growing rapidly. During the next fiveTV services. For the consumer this provides households in Europe will move to NGN multiple services – and better value. For within Vodafone’s European footprint.loyalty as well as operational efficiencies. The future is exciting Vodafone has leading or co-leading mobile network NPS scores in 14 out of 20 markets, and we have Europe’s largest NGN footprint covering 107 million European households. This provides us with a significant platform to grow. Global mobile data traffic ’000 petabytes (1 petabyte = 1m gigabytes) 701 516 366 242 144 4373 2018e 2019e 2020e 2021e Source: Analysys Mason 2015 2016 2017 European fixed broadband customers1 (m) % of customers on NGNLegacy copper 127 110115119 7e 2018e 2019e 2020e 2021e Source: Analysys Mason 1 In Vodafone’s footprint. 81% 76% 71% 66% 59% 51% 42% 2015 2016 201

Vodafone Group Plc Annual Report on Form 20-F 2018 07 Overview Strategic Report Governance Financials Other information are enabling companies to connect withfor operators to further differentiate personalised solutions, while simplifying from digitalisation. and technological decisions. the telecoms industry, which has a significant while also having unrivalled insight into including wholesale charges betweentilted towards consumers. In the first and obligations in relation to consumer Commission is expected to complete the topics relating to data protection and cyberthe European Electronic Communications material consequences.struck a balance between investment incumbent (typically the former state owned wholesale access to its network at regulated have one or two cable or satellite operators. Changing customer and societal expectations 32 See page 32 of this report for further insights Today, communication networks Few industry sectors can claim a closer Our industry needs to continue to make sure underpin every aspect of society.alignment between their commercial these concerns are addressed in an ethical, Consumers have access to content and objectives and the achievement ofresponsible and transparent manner. information of a breadth and depth that meaningful gains for society. There are, was inconceivable even a decade ago.however, areas within the communications This is bringing about a revolution in the way industry that can be a source of public millions of people across the world share,concern, including customer privacy, learn and access education, healthcare andtax and digital human rights. financial services, among others. The future is exciting Our sustainable business strategy aligns our commercial objectives with a clear social purpose to create long term value and meet customer expectations. Highly competitive markets The telecommunication industry is highlyIn each of the countries in which we operate,In some markets, the uncompetitive competitive, with many alternative providersthere are typically three or four mobilewholesale access terms offered by giving customers a wide choice of suppliers.network operators (MNOs), such as Vodafone,incumbents and the slow pace of NGN who own their own network infrastructure,infrastructure rollout has seen the emergence as well as several resellers that “wholesale” of alternative fibre builders, who are looking network services from MNOs. In addition,to capitalise on the growing customer demand there are an increasing number of over-for gigabit speeds by offering attractive the-top (‘OTT’) operators that provide wholesale access and terms to resellers. internet-based apps for content and communication services. In fixed, there is usually one national operator), who is generally required to offer prices to resellers, while most markets will also The future is exciting Thanks to our substantial investments, we offer market leading network quality and customer service levels positioning us well for the future. Regulatory intervention199 See page 199 of this report for further insights The remit of regulators is extensive,Historically the balance has been operators, spectrum allocation,half of calendar 2018, the European rights. Regulators are also responsible foroverhaul of its existing telecoms rules – security. The decision to regulate or not has Code. The Commission’s original proposals Regulators are tasked with protectingincentives in networks and competition. consumers and incentivising investment. The future is exciting Only 6.8% of our European service revenues now come from regulated roaming and termination fees; the code if finalised according to the original proposals is supportive of Vodafone’s position as Europe’s fastest growing fixed challenger. Digital transformation opportunity13 See page 13 of this report for further insights The world is undergoing a rapid digital By using advanced digital technologies The cost cutting opportunity alone for transformation. New technologies includingoperators will be able to enhance theirEuropean telecoms has been estimated smartphones, cloud computing, artificialcustomers’ experience, generate incremental to be as much as €60 billion1. intelligence and robotic process automation revenue opportunities, and reduce costs.Speed of execution will be key in order customers directly, proactively offeringtheir services and retain the benefits and automating operational processes and improving the efficiency of all commercial Digitalisation is a key operational theme for proportion of costs that can be automated, customer usage trends. 1 Goldman Sachs The future is exciting The “Digital Vodafone” programme was launched across the Group this year. This will enable us to deliver a leading digital customer experience; leverage the latest data analytics techniques; and automate and simplify our operations, underpinned by new agile ways of working.

08 Vodafone Group Plc Annual Report on Form 20-F 2018 returns for our shareholders Differentiated digitalisation, this allows us to grow our cash flows, reinvest and provide invested over the past five years. This comprises of: IT networks and deploy fixed fibre capex1 €15bn and licences1 to secure spectrum primarily for 4G. mobile supported by our 4G networks and Spain and the Netherlands. M&A reinvestment Improving and restructuring. 22 Read more on our financial performance Strategic Report Our business model Delivering value for society and Our leading scale enables us to sustain our investments in superior gigabit infrastructure, delivering an excellent customer experience which both benefits society and drives our revenue growth. Together with the substantial opportunity to improve all aspects of our business model through attractive returns to our shareholders. A virtuous business cycle.assets and €81bnleading scale €48bn to modernise our mobile and networks in Europe. – Leading/co-leading market positions in spectrum deep spectrum positions. – Europe’s largest fixed NGN network. €18bnincluding cable companies in Germany,– Global Enterprise scale and footprint. – A strong brand and the best people. – A sustainable business focus. 36 Read more on our people and culture ned32 Read more on our sustainable business Delivering value for society and improving returns for our shareholders Our focus on driving revenue growth as well as cost efficiencies is driving an improvement in cash generation. – Free cash flow (‘FCF’) pre-spectrum increased to €5.4bn in 2018 from €4.1bn in 2017. – After spectrum and restructuring we generated FCF of €4.0bn in 2018 vs €3.3bn in 2017. – A covered dividend post-spectrum cash flow 1 Including India. Sustai

Vodafone Group Plc Annual Report on Form 20-F 2018 09 Dividends to shareholders in 2018 Additional female customers connected Supporting young people Digital Vodafone transformation step in our strategic development and is Overview Strategic Report Governance Financials Other information Mobile data We are monetising the rapid growth in mobile data usage through “more-for-more” propositions and personalised offers. Fixed and Convergence As demand for NGN grows we have a window of opportunity to gain substantial market share in fixed line, and to drive convergence across our combined fixed/mobile customer base. Enterprise We are connecting the people, places The dividend has grown at 2% for the past three years and is a key contributor to shareholder returns, along with share price performance. At the same time we have announced several new key milestones on our journey to build a better tomorrow for the societies in which we operate. €3.9bn (2017: €3.7bn) 50m to mobile in emerging markets (target by 2025) 10m to access digital skills (target by 2022) Digital opportunity– The Digital Vodafone programme is the next expected to generate incremental revenue and cost opportunities. – We aim to deliver a leading digital customer experience, data driven decisions, simpler and automated operations. 13 Read more on Digital Vodafone and things that matter to businesses. 15 Read more on Mobile data 16 Read more on Fixed and Convergence 17 Read more on Enterprise Growing revenue streams

10 Vodafone Group Plc Annual Report on Form 20-F 2018 advantage through our core As an example, we are now rolling out massive MIMO (multiple input and multiple output) antennas Rather than the signal being transmitted everywhere, massive MIMO provides multiple beams more reliable user experience, creates less interference, and has the benefit of increasing the site deploying fibre deeper into the network. This delivers a significant improvement in maximum Strategic Report Our core programmes We are building a competitive strategic programmes Evolving our 4G network to be 5G ready We are continuing to evolve our 4G network towards delivering gigabit data speeds, increased network capacity, improved response (latency) times, and new service capabilities. These network enhancements are being delivered through a range of advanced technological solutions. in our markets. These antennae fundamentally change the way in which we transmit radio signals. of signal and each beam is assigned to a unique user or group. It therefore delivers a better and capacity by improving spectrum efficiency. This evolution of 4G combined with new 5G radio spectrum and antennae will provide the underlying network infrastructure for 5G. Future-proofing our fixed line infrastructure In fixed, we are upgrading our cable infrastructure to the latest DOCSIS 3.1 technology and user speeds and network capacity. The rollout of DOCSIS 3.1 is now well advanced in Spain, while in Germany we have commenced a two year rollout programme starting in 2018 . Mbps Mbps Mbps Mbps GbpsGbps Vodafone Germany household cable coverage and speeds 1002004005001.0010.0 Today 12.7m 11m 7m 2.5m 2020 12.7m Future Radio site evolution Non-massive MIMOMassive MIMO Network leadership Our sustained investment in network quality has enabled us to establish differentiated and market leading network positions We continue to invest in our network and IT infrastructure to further expand coverage, improve reliability, and enhance data speeds. As a result, we now have leading or co-leading mobile network NPS scores in 14 out of 20 markets, including India. This strong and differentiated network position enables us to provide our customers with an excellent user experience, with 92% of all data sessions in Europe now at high definition video standard and a dropped call rate for voice of just 0.34%. In fixed line, we have created Europe’s largest NGN footprint covering 107 million households (including VodafoneZiggo), of which 36 million are owned cable or fibre and 7 million are through strategic partnerships with attractive wholesale rates. As a result we are able to market NGN services to 65% of our European footprint. In order to maintain our leadership position we will continue to enhance our network and deploy new market leading technologies.

Vodafone Group Plc Annual Report on Form 20-F 201811 Our “Secure Net” proposition is now live in ten markets, providing customers with extra promising customers their money back if the network fails to meet their expectations within Through our Big Data platform, which is live in 15 markets, we are able to notify available either via the My Vodafone app or the Vodafone website. In 14 markets, we have experience, such as “Shake”, where customers shake their phone to receive rewards. a flexible way of monitoring and managing their services online. By the end of the financial customers on average using the app over nine times per month. Overall we maintained our market-leading or co-leading position in consumer NPS in 17 out at 16 points. Our Enterprise position is even stronger, with leading or co-leading positions in 19 out Overview Strategic Report Governance Financials Other information As the initiatives described below illustrate, we have made good progress this year in each of the areas covered by our CARE framework: C onnectivity that is secure and smart security protection. And we have mobile network guarantees in place across 17 markets, their first month of use. A lways excellent value customers of personalised solutions which meet their specific needs. Today, 35% of our communications with customers in these markets are supported by Big Data analysis. R eal-time relevant rewards Loyalty and reward programmes have now been implemented in 18 markets and are also introduced gamification activities to make redemption of these rewards a fun E asy, personal instant access The My Vodafone app, which is now live across all of our markets, provides customers with year, My Vodafone app penetration across the Group reached 60%, up 5% year-on-year with We continued to see the benefits of these CXX initiatives in our customer satisfaction scores. of 20 markets, and maintained the average gap between Vodafone and the third placed operator of 20 markets. We expect to further enhance our customers’ experience through digital channels and platforms. The focus will be on scaling up real-time and personalised offers, deploying artificial intelligence (AI) across both service and sales touchpoints and simplifying the access and use of our services, for example, via touch ID login and integrated virtual assistants. 17Net promoter score improved15/20 markets to next bestpoints Market-leading net promoter score Consumer Improvement over the last three years (points) Gap to next best Gap to third 16markets 14 Gap to next best improved 17/20 4 Average score improvement +8 6 2 2016 2017 2018 Customer eXperience eXcellence (‘CXX’) Delivering an outstanding and differentiated experience for our customers The Group’s CXX programme is our core marketing strategy for brand and service differentiation. Through our CXX programme we aim to deliver an outstanding and differentiated user experience for our customers, further building on our network leadership position. The programme focuses on four key aspects of our customers’ experience with Vodafone, summarised by the acronym “CARE”. Given the strategic importance of the programme, CXX performance indicators including Net Promoter Scores (‘NPS’) and brand consideration represent up to 40% of the annual bonus award for employees across the Group.

12 Vodafone Group Plc Annual Report on Form 20-F 2018 we were able to lower our net operating costs on an organic basis for the second year running. momentum and despite a 63% increase in mobile data traffic during the year. +20pp to grow our adjusted EBITDA faster than service revenues, supporting a significant improvement growing adjusted EBITDA faster than service revenue during the past year. Overall, we achieved (excluding EU regulation, UK handset financing, and settlements). Strategic Report Our core programmes (continued) We have continued to make good progress this year in lowering our operating cost base, reflecting the success of our Fit for Growth efforts. These Group initiatives include centralising procurement, developing shared service centres in low cost regions, improving sales channel efficiency, standardising network design and zero based budgeting (‘ZBB’) initiatives. As a result, Importantly, this cost reduction was achieved while maintaining our robust commercial Fit for Growth impact over three years Centralised Number ofNetwork designGroup support procurementfull-time employeesstandardisation functions ZBB in Shared Servicessavings savings 80% 19,000€340m€240m This sustained focus on cost efficiencies meant that for the third year in a row we were able in our adjusted EBITDA margins. This improvement was broad-based, with 20 out of 25 markets a 1.3 percentage point improvement in the Group’s underlying organic adjusted EBITDA margin Broad based adjusted EBITDA improvement from Fit for Growth 2.41 1.6 1.4 1.2 (0.3)(1.4) 1 Adjusted EBITDA excluding the impact of a German legal settlement. €125mservices and customer premises equipment to New “cost teardown” model implemented During the year we implemented a structured It does this by defining the absolute minimum teardown methodology to better understand ourrequirements (AMR), increasing knowledge of costs at a component level. The model enables discrete parts, and enabling design optimisation and an accurate “should cost” figure to be calculatedtrade-off of requirements. This year, we have been which can then be used to better inform negotiations able to deliver procurement savings of €125 million with suppliers.from the adoption of this methodology. Our initial focus has been on hardware costs, while going forward we see further opportunity to expand into Our “cost teardown” model has enabled us to deliver deliver future savings. procurement savings of €125 million this year. 2018 YoY adjusted EBITDA margin movement (pp) Controlled Joint ventures 2.1 2.0 1.0 0.42 Netherlands3 India4 2 Adjusted EBITDA excluding UK handset financing and regulatory settlements. 3 Based on US GAAP reporting. 4 Merger with Idea Cellular in India has not yet closed. 0.0 (5.2) Germany Greece Portugal Ireland Turkey Spain Italy UK Vodacom Egypt Fit for Growth Our comprehensive cost efficiency programme “Fit for Growth” is a comprehensive cost efficiency programme designed to drive operating leverage and margin expansion across the Group. This targeted programme uses external “best in class” benchmarks to determine cost saving opportunities both at a local market and a Group level, where our global scale can provide a competitive advantage. At the start of this year we launched our second phase of Fit for Growth, enabling us to broaden and deepen our cost saving initiatives. We have also developed a new customer profitability analytics platform, which has now been rolled out across nine markets. We see a substantial opportunity for margin improvement as we take commercial actions to capitalise on these insights.

Vodafone Group Plc Annual Report on Form 20-F 2018 13 Blending the best of digital and human interactions will, over time, become our main customer acquisition and management platform. Overview Strategic Report Governance Financials Other information Better targeting of the base1 Reduce reliance on indirect channels Improve customer engagement Moving from mostly human to mostly digital develops and strengthens our existing Digital customer management We intend to increase the use of data analytics to provide predictive, proactive and personalised offers to our customers, optimising the efficiency of our marketing spend, enhancing ARPU and improving our direct channel mix. The My Vodafone app and our digital marketing channels We will also be able to meet any customer request through automated, digital support – for example, by using chatbots and digital agents that utilise rapidly developing artificial intelligence technologies, developed and shared on a Group-wide basis. Digital technology management We will rapidly install new “middleware” on top of our legacy IT systems. This “Digital eXperience Layer” will accelerate the deployment of new digital capabilities, de-coupling them from the longer and financially costly upgrade cycles for our legacy billing and other systems. In addition, real-time data analytics will enable even smarter network planning and deployment, as well as more precise ROI-based investment decisions. Together with the ongoing effort to migrate 65% of our IT applications to the cloud, we aim to achieve significant capex and opex efficiencies, allowing us to re-invest based on customers’ actual and predicted profitability. Digital operations We see substantial scope for digitalisation to accelerate the simplification and automation of standard processes, in both operational and support areas. These include IT and network operations, customer management back office functions and all other administrative activities. We have already established an automation unit and we have made good progress with over 200 bots active in our Shared Service Centres. Digital Vodafone The next phase of the Group’s strategic development The “Digital Vodafone” programme Customer eXperience eXcellence (‘CXX’) programme and enables us to build on our Fit for Growth achievements. We aim to deliver the most engaging digital experience for our customers, blending the digital and physical assets of Vodafone to provide personal, instant and easy interactions. By using advanced digital technologies our ambition is to enhance our customers’ experience, generate incremental revenues and continue to reduce net operating costs on an organic basis. Our goal: to lead the industry in the transition to digital Digital customer managementDigital technology Digital operations March 2017March 2018March 2021 CVM campaigns enabled by Big Data Digital channels share of sales mix2 My Vodafone app penetration Chatbots (% of contacts) Frequency of contacts3 Notes: 1 Average of EU4 (Germany, Italy, UK and Spain). 3 FOC requiring human intervention per year. 2 Mobile and Fixed acquisitions and upgrades. 1.9 1.7 1.2 0% 1% 60% 55% 60% 95% 9% 11% >40% 15% 35% 100%

14Vodafone Group Plc Annual Report on Form 20-F 2018 (‘CXX’) and Digital Vodafone Our efforts to deliver an outstanding customer leader in data communications quality, contributed to further gains in NPS the CXX programme. We aim to transform and then launch 5G services in 2020, This has been a year of robust commercial engaging digital experience for our customers; this will become the lowest cost option to progress, with a strong financial performance all commercial and technology investment investments to be funded from within our for profitability and cash generation. operations. Our ambition is to generate incremental revenues and to further reduce Acquiring Liberty Global’s improvements in customer service and The programme is already being implemented Central and Eastern Europe billing platforms, particularly in the UK, this we are merging commercial and technology scores (‘NPS’) at year-end. to acquire Unitymedia in Germany, as well product and service development, at a lower Eastern Europe (‘CEE’), from Liberty Global “growth engines” performed well. Mobile data model. We are also insourcing critical digital This transaction transforms Vodafone into and our “more-for-more” propositions helped developers and adopt more agile working owner with 54 million on-net homes, Europe’s fastest growing and leading internal digital marketing platforms and In Germany we will become a converged households during the year, and also added media investments. mobile-only markets in CEE we will increasing ARPU and reducing churn. strategy. In total we will acquire gigabit capable most important source of differentiation to outperform our peers thanks to the success homes, including 11.0 million in Germany, with coming years. an overall declining market environment. a speed advantage versus local incumbents Chief Executive succession net operating costs on an organic basis for In-market consolidation across the four Growth initiatives. of my life working at Vodafone, the last ten with an NPV of over €7.5 billion, with run-rate Network leadership: preparing evolved from a collection of assets – mostly fifth year post completion (before integration co-controlled JVs and a strong Enterprise Project Spring, supported by sustained approvals and is expected to close around the Read and Margherita Della Valle, whom us to maintain our network leadership and this time, are the right choices to lead the markets – notably in Germany and Italy – in India I am pleased with the progress we are making of convergence and digital transformation. and the value players continued to widen, merger of Vodafone India with Idea Cellular, Chief Executive potential of 4.5G and 5G services, and we and we recently announced the appointment auctions over the next two years in order to in April 2018 we also announced the merger across all technologies. India’s leading listed tower company in which Strategic Report Chief Executive’s strategic review Building a digitalCustomer eXperience eXcellence experience, capitalising on our leading network across most of our markets during the year. In 17 out of 20 markets we now have a leading or co-leading consumer NPS score. Even more importantly, the NPS gap between ourselves and the third placed competitor (typically the value-players) is now 16 points. During the year we decided to initiate a new strategic programme, “Digital Vodafone”, Review of the year We expect to deepen our 4.5G coverage which will leverage on our earlier work with momentum and significant strategic once handsets are widely available, as our business model by delivering the most that exceeded our initial expectations add incremental capacity. We expect 5G using advanced data analytics to improve Our customers enjoyed our best ever mobileexisting levels of capital expenditure.decisions; and automating key aspects of our network performance, and together with in the stability of our modernised IT and cable assets in Germany, net operating costs on an organic basis. contributed to our highest ever net promoterIn May 2018, we announced our intentionacross our largest operating businesses, where As I describe in more detail overleaf, our threeas the UPC cable assets in Central and teams to achieve better and more efficient growth remains strong, up 63% year on year,for a total enterprise value of €18.4 billion.cost than in the traditional “siloed” functional to offset regulatory headwinds. We remained Europe’s leading next generation infrastructure skills, in order to reduce reliance on external challenger in broadband, adding 1.1 millionout of a total NGN footprint of 114 million.processes, and we have strengthened our 0.8 million converged customers, typically national challenger, and in our predominately units, to achieve a better return on our Meanwhile, our Enterprise business continuedsignificantly accelerate our convergence This transformational programme will be the of our world-leading IoT division, despite networks passing 17.4 million marketable and efficiency gains for Vodafone in the We achieved all of this while lowering ouran attractive organic growth outlook given the second year in a row, thanks to our Fit forand relatively low broadband penetration.It has been a privilege to spend 20 years countries is expected to create synergies of which as Group CEO. The company has for 5Gcost and capex savings of €535 million by theconsumer mobile – and minorities, to a strong The substantial investments we made duringcosts). The transaction is subject to regulatory mobile and fixed infrastructure owner, with ongoing capital expenditure, have allowed middle of calendar 2019.business. I am highly confident that Nick co-leadership positions in mobile. In severalCreating a new market leaderI have worked with extensively throughout the gap in performance between ourselves company through this exciting next phase supporting a premium price differential.in securing regulatory approvals for the/s/ Vittorio Colao We are optimistic about the long-termwhich is expected to close by the end of June,Vittorio Colao intend to invest in the upcoming 5G spectrum of a combined management team. Separately, maintain and optimise our spectrum positionof Indus Towers with Bharti Infratel, creating we will own a significant liquid stake.

Vodafone Group Plc Annual Report on Form 20-F 201815 supported by the relative scarcity of fixed has continued to grow rapidly the success of our personalised offers 61%, AMAP: 66%). Additionally, India data decline in data prices. This reflected strong Smartphone usage also continued to grow, to buy passes that give worry-free access to month, up 51% year-on-year (Europe: 2.6GB, using their data allowance. Vodafone Pass is now unique Vodafone Pass users can now also benefit from worry-free roaming domestic voice and data allowances abroad usage is up 132% YoY. “more-for-more” propositions in data usage through a range of “more-for-offers utilising advanced data analytics. ARPU is stabilising across many of our markets, towards lower priced SIM-only contracts are Overview Strategic Report Governance Financials Other information Our growth engines The demand for mobile dataIn AMAP, data revenues grew strongly, During the financial year, data traffic acrossinternet access, low data penetration and our network increased by 63% (Europe:to customers. traffic increased fourfold following a steep We have launched new 4G customer growth, up 63% to 122 million“worry-free” services customers (an increase of 47 million in theIn 2017, we launched “Vodafone Pass”, an year), together with increased data allowances.innovative proposition which allows customers with customers using 2.5GB on average each social, media and video applications without AMAP 2.2GB, India 3.5GB). available in 13 markets, with 13.0 million unique users enjoying over 19 million passes by the end of the year. 13.0m Following the introduction of “Roam-like-at-home” regulation in Europe our customers across 35 markets where they can use their at no additional cost. As a result, roaming data “V by Vodafone” consumer Internet Monetising data growth through In Europe, we are monetising the growth more” propositions as well as personalised As a result, underlying consumer contract although regulatory drags and a mix shift weighing on reported ARPU metrics. Examples of our more-for-more and personalised offers Personalised offers/data analytics South Africa 1.45 billion “Just 4 You” bundles sold this year, +99% year-on-year Segmented offers Portugal Youth segment “Yorn Shake It” prepaid top-up gaming experience Vodafone Pass Live in 13 markets Available for different durations, for example, in Egypt available on an hourly basis More-for-more Germany In October 2017 all new customers received a monthly “pass” in return for +€3/month The future is exciting In November, we launched our new of Things (IoT) business. This enables customers to connect both Vodafone branded and third party electronics products to Vodafone’s leading international IoT network. These products can be easily managed using the “V by Vodafone” smartphone app, providing customers with a single overview of all IoT-enabled products registered to their account. Customers pay a low-cost fixed monthly subscription for each “V-Sim”; initial products include the V-Auto, V-Camera, V-Pet, V-Bag and V-Home connected devices. Sustained data growth YoY growth (%) YoY growth (PB) Monthly usage (GB)1 0 6 288 Q4Q1Q2Q3Q4 20172018201820182018 1 iPhone and Android monthly average usage. 62 1. 24 6 1 3 .7 67 61 2.2 60 2.5 388 2. 368 355 9 Mobile data Providing the best mobile data experience – The demand for mobile data is growing rapidly. Over the past three years data usage on our network has more than tripled – This is being driven by increased smartphone adoption, customers moving to 4G (which provides faster data speeds and lower latency for a better user experience), and an increasing trend towards bigger data bundles – Customers want to use data in a “worry-free” way, without incurring unexpected costs whether using their mobiles at home or abroad – Our substantial network investments create a strong platform to capture this demand and enable us to differentiate ourselves versus our competitors on data quality – To monetise this growth in mobile data through a range of “more-for-more propositions” (where we provide additional benefits to customers for a small incremental monthly fee), as well as providing personalised offers supported by our advanced data analytics – Provide worry-free offers to customers to further encourage data usage – Further increase smartphone and data penetration across our customer base. In Europe and AMAP smartphone penetration is 73% and 43% respectively – Accelerate the adoption of new consumer IoT products and services, both using our own “V by Vodafone” and third-party solutions – Further improve and enhance our network to provide the best data experience Our goals Context

16Vodafone Group Plc Annual Report on Form 20-F 2018 largest NGN footprint households, an increase of 11 million in the our fully owned network (‘on-net’) including further 7 million households are covered where we have attractive commercial/access platform for growth. Penetration of our European on-net NGN for growth given competition primarily comes Our off-net wholesale penetration is just 4%, a further growth opportunity. new broadband customers across the Group and maintained our position as the fastest As a result, our total broadband customer base including JVs and associates). This strong by record growth in our NGN customer base Using our flexible and capital including VodafoneZiggo). Gaining momentum Our market-leading NGN footprint has acquisition/buy options. This approach allows customers added in the past year. In access position over time. For example, during base now totals 4.5 million (5.5 million important agreements, these included: clear improvements in both customer – Our “Gigabit investment plan” in Germany, The opportunity to grow our converged €2 billion on ultrafast services by the end our consumer broadband base in Europe based plan to drive incremental growth and mobile products. working with partners and independently; around 1 million rural consumer homes infrastructure to deliver 1Gbps speeds to CityFibre in the UK. This provides us with million UK households by 2025 at attractive is to one million households. 2 Across all Vodafone’s 13 markets. Strategic Report Our growth engines (continued) We have Europe’s Our fixed NGN footprint has continued to expand and now covers 107 million marketable year. Within this, 36 million households are on VodafoneZiggo in the Netherlands, and a through strategic partnership agreements – Over the next five years, the number ofterms. This provides us with a significant We are Europe’s fastest growing broadband provider households is 28%1, leaving substantial room from incumbent’s copper-centric networks. (incl. ADSL During the past year, we added 1.3 million 26 growing broadband provider in Europe. across the Group is 16.1 million (19.7 million commercial performance was supported of 2.0 million, reaching 9.9 million (13.2 million smart infrastructure strategy been achieved using a flexible and capitalin convergence efficient strategy which combines build/Our momentum in convergence has co-build, strategic partnering, wholesale and accelerated with 0.8 million converged us to continually optimise and improve our fixed total our Group converged customer the year we signed a number of strategicallyincluding VodafoneZiggo). We are seeing churn and NPS for converged customers. where we intend to invest approximatelybase remains significant with c.35% of of 2021. We expect this largely success-(including VodafoneZiggo) taking both fixed and attractive returns. We aim to deploy fibre to around 2,000 business parks, partner with local municipalities to reach with FTTH; and upgrade our existing cable 12.7 million households. – A long-term strategic partnership with the ability to market FTTH to up to five commercial terms. Our initial commitment 1 Including VodafoneZiggo. The future is exciting – In May 2018, we announced our intention to acquire Liberty Global’s operations in Germany, the Czech Republic, Hungary and Romania. – This further accelerates our convergence strategy, enabling us to become the leading NGN owner in Europe, expanding our “on-net” footprint to 54 million cable and fibre households covered and a total reach of 114 million homes and businesses including wholesale arrangements. European homes marketable2 (Q4 2018 – million) 165m100 Total homes 139m84 Total and NGN) 107m65 NGN wholesale 43m Strategic wholesale 36m22 partnerships Owned NGN network% of homes Capital-smart infrastructure strategy Buy Co/self Strategic buildp’ships Rent Fixed and Convergence Winning fixed share, combining fixed and mobile households with NGN broadband (i.e. fibre or cable) is expected to double within Vodafone’s European footprint. This equates to c.50 million additional NGN households – This shift to NGN represents a significant window of opportunity for Vodafone to capture substantial and profitable market share gains – This opportunity is available to us as a result of our flexible and capital-smart infrastructure strategy, which has enabled us to create Europe’s largest NGN footprint covering 107 million households – Gaining scale in fixed also allows us to sell bundles of fixed and mobile services within a single contract to our combined base, providing the opportunity to lower customer churn, grow ARPU through upselling additional services and increase customer lifetime value – Demand for convergence across our European markets is moving at different speeds, but we are well prepared to capitalise on this opportunity as it develops – To make substantial and profitable market share gains in fixed line – Further grow and optimise our NGN footprint utilising our capital-smart strategy – Increase on-net penetration on our owned NGN network. Today, penetration across our European markets is 28%1 – Continue to grow fixed service revenue as a percentage of our total service revenues. Over the last three years this percentage has grown from 22% to 25% today (29% in Europe) – Drive convergence across our markets in a disciplined way – making our customer base increasingly secure and more valuable churnchurn Vodafone Germany: Converged customers have lower churn Q3 2018 customer churn reduction (%) 16 reduction MobileConverged Significant mobile churn -5 in convergent households 0% c.8 Our goals Context

Vodafone Group Plc Annual Report on Form 20-F 201817 and have implemented a multi-year margin retiring expensive-to-run networks and services transformation programmes, we are also termination rate changes. have partner agreements in 47 countries. services outside of their home footprint. agreements (‘SLAs’) to multinational customers back by either legacy infrastructure or the loss market share. Additionally, the upcoming Networking enhances the opportunity for Consistent with the industry, we continue competition and the consumerisation greater exposure to fast growing emerging Our Enterprise business Own Device (‘BYOD’) trend. We are also reaching Egypt, which make up 17% of Enterprise representing 29% of Group service revenue. ubiquitous availability of Wi-Fi that enables in the rapidly growing Internet of Things (‘IoT’) service revenue by 0.9%*, led by the success For example, using WhatsApp to call when of owner economics, and the ability to control headwinds from roaming regulation in Europe. To off-set these challenges, we continue as customer demands evolve. We also provide service revenue by 2.1%* in the year. Lifecycle Management” and new tariffs that monetise data. IoT services. This year, we grew our IoT service businesses in key verticals including automotive leading NPS scores, where we are the leader us to maintain our service revenue growth to outperform our peers. Overview Strategic Report Governance Financials Other information Vodafone Competitor 1 Competitor 2 Competitor 3 Competitor 4 Competitor 5 Competitor 6 We are also highly focused on our cost base improvement programme. This includes and migrating legacy customers to more profitable solutions. Through our own digital driving operational efficiencies by using Artificial Intelligence, machine learning and greater use of digital self-service tools. Q4 2018 revenue growth -1.6-2.3-5.3-5.7-12.7 What differentiates us We have a unique global footprint that spans 25 countries where we own networks and As a result, we have a cost advantage compared to nationally based competitors who are forced to wholesale at a higher cost in order to provide We are also able to provide global service level as we own all of our infrastructure. Being a challenger in fixed line, we are not held of fixed voice revenues and continue to gain technology shift to Software Defined Challenges us to provide new fixed services. to experience downward pressure on mobile Our business also continues to benefit fromprices and ARPU, driven by aggressive markets, such as South Africa, Turkey and of Enterprise services, such as the Bring Your Enterprise is a key part of our business,service revenues.high smartphone penetration levels, and near During the year, we continued to grow enterprise Finally, we have a market-leading platform OTT operators to offer substitute services. of our world-leading IoT platform, despite segment. This provides us with the benefits abroad instead of roaming on our network. Excluding the impact of regulation, we grewthe platform’s development and deploymentto develop value added services such as “Device not just connectivity but truly “end-to-end” revenue by 14%*, adding more than a million SIMs per month and scaled our services and financial services. In total, we now have 68 million SIMs on our network. This differentiation is reflected in our market-or co-leader in 19 out of 20 countries. Outperforming our peers These important differences have enabled over the past year while also continuing The future is exciting – Our performance in the IoT automotive segment remains particularly strong, with over 14.4 million vehicles connected to our IoT platform. Vodafone is the only telco that is a Tier 1 supplier to automotive original equipment manufacturers (‘OEMs’), with customers including eight of the top ten car manufacturers globally. – We are continuing to expand our services in the automotive and insurance sectors with five vehicle manufacturers taking additional telematics services and we are now the second biggest provider of Usage Based Insurance information in Europe. Outperforming peers +1.5* In alphabetical order: AT&T Business Solutions, BT Business & Public Sector, BT Global Services, Deutsche Telekom T-Systems, Orange Enterprise, Verizon Enterprise Solutions. -1.3 Organic Enterprise service revenue growth (%) Reported Ex-regulation1 2.4 2.1 1.9 1 Excludes the impact of EU regulation and mobile 0.9 0.2 Mobile Fixed Total Enterprise Connecting the people, places and things that matter to businesses – The ability to turn inanimate objects into intelligent assets, collecting data and communicating, now makes it possible for businesses of all sizes to create new revenue streams and business models. Digital transformation is now a means of competitive differentiation – The divisions between mobile, fixed and IT have blurred and competition from OTT providers is intensifying – The growth of IoT, security and other value added services such as data analytics, artificial intelligence and virtual reality continues to accelerate Our goals – To help businesses, small and large, to succeed in a digital world – We aim to maintain our strong mobile market share and gain a profitable share in fixed line and converged services – We also aim to lead the market in integrating value added services for SOHO and SMEs and be the partner of choice for large enterprises to connect their people, places and things to the Cloud Context

18Vodafone Group Plc Annual Report on Form 20-F 2018 strong financial results care solutions, including AI-enabled chatbots, on “Fit for Growth” achievements Given high competitive intensity and centres, with a target that 60% of contacts revenue contracted by 19%* and adjusted in a row we grew our adjusted EBITDA faster introducing new “smart capex” allocation the year, while Idea Cellular reported improvement in our adjusted EBITDA margins, data analytics which enable us to understand taken a number of steps during the year in 2015 to 31.6% in 2018. Adjusted EBIT has by mobile site. future joint venture, raising approximately growth of 47%. This margin improvement Maintaining a strong balance business. These actions include: in our organic operating costs on an absolute Growth” efforts. These include centralising Vodafone has benefited throughout its standalone tower assets for €1.0 billion, Centres and undertaking zero based a robust investment grade credit rating, 20 faster than service revenue in Indus Towers to Bharti Infratel for leverage – within an expected range on the announcement on 25 April 2018); forwards – is fully justified by an improved when the merger between Indus Towers more converged and more European following operating costs over the long-term through of fiscal 2019, subject to regulatory and aims to achieve savings by digitalising key Our determination to maintain a robust technology management and operational in our intention to issue around €3 billion while it focuses on capturing operational represent over €8 billion of annual cash as hybrid debt securities (which receive equity competitor rationalisation the Indian mobile in “Agile” cross-functional teams, digital tools financing for the acquisition. We will have the cash outflows currently experienced ability to market directly to our customers bonds back in three years’ time, avoiding the company’s financial leverage is currently 2021 financial year, our target is that over 40% that we have sufficient headroom within our in the future the joint venture partners just 11% today. This will allow us to reduce the basis for the transaction with Liberty Global, would draw upon the value of its stake and optimise the size of our retail footprint. Strategic Report Chief Financial Officer’s review Improving margins and Digital Vodafone will buildWe are also creating efficient digital customerDevelopments in India I am pleased to report that for the third year in order to reduce the loading in our call regulatory pressure, Vodafone India’s service than service revenues, supporting a significantare via digital agents by 2021. And we are EBITDA by 35%* on an organic basis during which have now risen from a low of 28.3%methodologies, based on broader and deepera similar financial performance. We have recovered even more sharply with organic our profitability both by customer andto strengthen the financial position of the was supported by a further annual reduction€3.5 billion in incremental financing for the basis, reflecting the success of our “Fit for sheet post acquisitions– The sale of Vodafone India and Idea’s procurement, developing Shared Service history from a strong balance sheet and which we announced in October 2017 budgeting efforts across the Group. providing reliable and cost-effective access – Idea’s equity raise of €0.8 billion in January Importantly, we achieved this cost reduction to debt capital markets. Our proposed 2018, which Vodafone Group will match at while maintaining robust commercial acquisition of Unitymedia in Germany and the time the merger closes; combined with momentum, and despite a 63% increase cable operations in Central and Eastern other adjustments, we currently estimate in mobile data traffic during the year.Europe from Liberty Global does not alter a net capital injection into India of up to this fundamental commitment.€1 billion at closing in June 2018 We believe that modestly higher financial– The option to sell Idea’s 11.15% stake out of 25 markets growing adjusted EBITDA of 2.5x–3.0x net debt/adjusted EBITDA movingapproximately €0.8 billion in cash (based organic growth outlook and a more resilient alternatively, the JV can elect to receive Our ambition is to continue to reduce netrevenue mix, as the Group becomes bothshares in the enlarged Indus Towers Ltd the “Digital Vodafone” programme, whichthe acquisition.and Bharti Infratel completes (by the end aspects of our customer management,investment grade credit rating is reflectedother approvals). processes – activities which at present of new mandatory convertible bonds, as well These measures will support the joint venture costs. We are increasing our investments credit from rating agencies), as part of the synergies as fast as possible; in addition, post and IT capabilities, in order to strengthen our the option to buy the mandatory convertible market has scope to recover, especially given via the web and the My Vodafone app. By the equity dilution for our shareholders, providing by the remaining operators. However, of our sales are via digital channels, up fromtargeted leverage range. On a pro-forma high on a pro-forma basis. In the event that commissions paid to third-party distributors our leverage was 3.0x as at 31 March 2018.decide to put in additional funding, the Group in Indus Towers.

Vodafone Group Plc Annual Report on Form 20-F 2018 19 Delivering a Digital Vodafone, by the opportunity to lead Vodafone, to work closely with Vittorio to conclude approvals for the acquisition of Liberty Strong 2018 financial results – On the basis that this concentration of auction so in the coming year I intend to focus average annual spectrum cost, which was leadership in next-generation networks and During the year we exceeded our initial nine years, we expect that our FCF generation Gigabit Society. We need to deliver on our growth” and “around €5 billion of FCF pre-dividend obligations. This provides the Board arising from our transactions in India, Germany our guidance upwards to “around 10% to grow the dividend per share annually, same time, we must use Digital Vodafone that we expected “to exceed €5 billion of FCF dividend to 15.07 eurocents for the year. but also our own business – enhancing revised targets, with 12%* organic adjusted Looking ahead simplifying and streamlining our internal spectrum on a guidance basis. However, adjusted EBITDA by 1–5% on an organic basis, of efficiency, and generate higher returns. benefit of UK handset financing, settlements and settlements, despite the arrival of a new of EU regulation, our organic adjusted EBITDA Chief Financial Officer in Spain. This implies an adjusted EBITDA range rates, under current accounting standards. During the year we invested €1.1 billion of at least €5.2 billion. and making a down-payment for the UK 5G Overview Strategic Report Governance Financials Other information My priorities: leading in a Gigabit world I feel both privileged and hugely energised supported by a world class team, and I would like to recognise Vittorio for transforming Vodafone into the company it is today, and personally thank him for his mentorship over the past 12 years. My immediate priorities will be to continue the India merger process, to make good progress in securing regulatory Global’s cable assets, and to accelerate the Digital Vodafone programme. The Group has a clear strategic direction, exceeding guidance activity does not change our long-termon our organic performance, building on our guidance for “4-8% organic adjusted EBITDA €1.2 billion taking the average of the pastmobile to place us at the heart of a converged spectrum”. At our half year results we revised will – on average – continue to cover ourintegration plans and the substantial synergies organic adjusted EBITDA growth”, stating with the confidence to reiterate our intentionand Central and Eastern Europe. At the pre-spectrum”. We more than met these and recommend a further 2.0% increase in theto transform not only the world around us, EBITDA growth and €5.6 billion of FCF pre-the experience for our customers, while it is important to note that excluding theIn the 2019 financial year, we expect to growprocesses to achieve a much higher level in the UK and Germany and the impact excluding the impact of UK handset financing/s/ Nick Read growth was closer to 8%*.entrant in Italy and increased competitionNick Read A covered dividendof €14.15–€14.65 billion at guidance exchange in spectrum, renewing our 2G spectrum in Italy We expect to generate FCF pre-spectrum spectrum auction. Consequently, our FCF During the coming year we will report our generation post spectrum and restructuring results under the new IFRS 15 accounting was €4.0 billion, higher than our cash dividend standard as well as under the prior accounting obligation of €3.9 billion. In the coming twostandards. Under IFRS 15, we expect our organic years we expect higher spectrum costsservice revenue growth will be slightly higher, as we look to acquire 5G spectrum in theand our absolute adjusted EBITDA slightly lower, 3.4-3.7GHz bands, as well the 700MHz band,primarily due to the elimination of the impact across most European markets.of UK handset financing under our current accounting standards, with no impact on FCF. Third consecutive year of EBITDA margin expansion Group adjusted EBITDA margin (%) .4% 29.7% 31. 30. 6% 8% Excluding EU roaming, handset financing and settlements 28.3% 28 2015 2016 2017 2018

20 Vodafone Group Plc Annual Report on Form 20-F 2018 and performance reflect our strategic, operational and financial progress and performance. We have updated some of our KPIs New KPIs customer in Europe 1 Includes Netherlands. 3 Excludes Qatar. IoT revenue, adjusted EBITDA, adjusted EBITDA margin, alternative performance measures. See “Alternative and reconciliations to the respective closest equivalent Strategic Report Key performance indicators Monitoring progress We measure our success by tracking key performance indicators that These drive internal management of the business and our remuneration. Changes to KPIs this year to more accurately reflect our progress and performance. – Mobile data growth and network quality – Average smartphone data usage per – IoT SIM growth KPIs removed – 4G coverage Notes: 2 Includes India. 4 Excluding the impact of a German legal settlement. Service revenue, fixed revenue, enterprise service revenue, free cash flow (pre-spectrum) and organic growth are performance measures” on page 207 for further details GAAP measure. the performance of our Directors and to show improvement, and as a result this than last years as overall performance in the Remuneration Report Paying for performance The incentive plans used to reward our senior managers, with some local variances, include measures linked to our KPIs. These KPIs continued year’s Group annual bonus was higher was ahead of our internal targets. 70 Read more on rewards and performance Core programmes eXcellence (‘CXX’) promoter score1,2 Grow adjusted EBITDA Fit for Growth faster than service revenue, improving margins out of 25 markets The number of markets growing organic adjusted EBITDA faster than service revenue. 2016 2017 2018 15 17 20 Achieved Customer eXperience Consumer mobile net number of markets with NPS leadership or co-leadership, out of 20 markets We use NPS to measure the extent to which our customers would recommend us to friends and family. Our goal is to be NPS leader in all of our markets. 2016 2017 2018 13 19 173 More work to do Network leadership Mobile data growth and network quality The growth of Group data traffic over our network and proportion of data sessions delivered at high-definition (HD) quality (i.e. exceeds 3 Mbps). % data growth % of data sessions >3 Mbps (iPhone & Android only) 2016 2017 2018 74 89 65 90 63 91 Achieved Growth engines Enterprise: Fixed as a percentage of enterprise service revenue % Our core European mobile business continued to face ARPU pressure in mobile reflecting ongoing price competition. As a result, we are seeking to diversify into fixed and enterprise related services to offset this pressure. 2016 2017 2018 28 29 30 Achieved Fixed and Convergence Fixed broadband and converged consumer customers1,2 million We aim to rapidly grow our fixed broadband customer base through market share gains, and drive convergence across our fixed and mobile customer base. During the year we added 1.3 million broadband customers, and maintained our position as the fastest growing broadband provider in Europe, taking our total customer base to 19.7 million (including JVs and associates). We also added 0.8 million converged customers in the year, taking our overall total base to 5.5 million (including VodafoneZiggo). of which, consumer converged customers 2016 2017 2018 3.1 13.4 3.8 18.0 5.5 19.7 Achieved Mobile data 4G customers1,2 million To monetise our network investments, we aim to migrate and attract new customers on to our 4G network. We have continued to significantly grow our 4G customer base and as a result data usage on our network has increased by 63% over the last year. 2016 2017 2018 46.8 74.7 121.7 Achieved

Vodafone Group Plc Annual Report on Form 20-F 2018 21 Overview Strategic Report Governance Financials Other information Average smartphone data GB/month (iPhone & Android only) we provide additional benefits to our customers are encouraging customers to use more data and Enterprise: IoT SIM growth million We are a market leader in the rapidly growing Internet of Things (‘IoT’) segment. We offer a diverse range of services to our Enterprise customers including managed IoT connectivity, automotive and insurance services, smart metering and health solutions. This year we grew our IoT service revenue by 14%*, and in total we now have 68 million SIMs on our network. 2016 2017 2018 37 52 68 Achieved Fixed and Convergence European owned NGN coverage and strategic partnerships1 million marketable households passed To meet the growing demand for NGN fixed and converged services we aim to continually grow and optimise our NGN reach. We now have the largest NGN footprint in Europe covering 107 million marketable households. This comprises of 36 million homes passed by our owned cable and fibre network (including VodafoneZiggo), 7 million through strategic partnership agreements, and a further 64 million via wholesale access terms. On-net Strategic partnerships 20162 2017 2018 27 36 5 36 7 Achieved Mobile data usage per customer in Europe Our range of “more-for-more” propositions (where for a small incremental fee) and “worry-free” offers enabling us to monetise this growth. 2016 2017 2018 1.1 1.7 2.6 Achieved Financial performance The Group delivered a strong financial performance supported by our good commercial momentum and sustained focus on cost efficiencies. As a result we were able to exceed both our initial and revised financial targets for the year, delivering 11.8% organic adjusted EBITDA growth and €5.6 billion of free cash flow pre-spectrum. Our dividend per share grew by 2% to 15.07 eurocents. 22 Read more on financial performance Dividend per share eurocents The ordinary dividend per share continues to be a key component of shareholder return. It is the Board’s intention to grow the dividend per share annually. This year we increased the dividend per share by 2%. 2016 2017 2018 14.48 14.77 15.07 Achieved Free cash flow pre-spectrum € billion Cash generation is key to delivering strong shareholder returns. On a guidance basis, we delivered €5.6 billion of free cash flow pre-spectrum in the year, fully covering our dividend obligations, or €5.4 billion pre-spectrum payments on a reported basis. reportedguidance basis 2016 2017 20185.6 1.3 4.1 5.4 Exceeded Organic adjusted EBIT growth % Adjusted EBIT is an important indicator of profitability and returns for the Group. On a reported basis, our organic adjusted EBIT grew by 47% driven by our strong adjusted EBITDA performance, which translated into even faster adjusted EBIT growth, combined with lower depreciation and amortisation expenses which continue to stabilise as our capital intensity normalises post Project Spring. It has been a strong in-year performance, but there is still more work to be done to improve profitability and our return on capital. 2016 -7.3 2017 2018 7.0 47.2 Exceeded Organic adjusted EBITDA growth % Growth in adjusted EBITDA supports our free cash flow which helps fund investment and shareholder returns. Our adjusted EBITDA grew organically by 11.8% this year, a significantly faster pace than service revenue, or 7.9% excluding regulation, UK handset financing and settlements. Consequently, the Group’s adjusted EBITDA margin improved by 1.9 percentage points to 31.6%, or by 1.3 percentage points on an organic basis excluding regulation, UK handset financing and settlements. 2016 2017 2018 2.3 5.8 11.8 Exceeded Organic service revenue growth % Growth in revenue demonstrates our ability to grow our customer base and/or ARPU. Our goal is to continue to grow our service revenue. We met this goal again this year despite new EU roaming regulation dragging on our reported results. Overall, we delivered organic Group service revenue growth of 1.6%*,4 in the year (Europe: 0.6%*,4; AMAP 7.7%). 2016 2017 2018 1.1 1.9 1.64 Achieved

22 Vodafone Group Plc Annual Report on Form 20-F 2018 Strategic Report Our financial performance Our financial performance This section presents our operating performance, providing commentary on how the revenue and the adjusted EBITDA performance of the Group and its operating segments have developed over the last year. The results for both years include the results of Vodafone India as discontinued operations following the agreement to combine it with Idea Cellular. RevenueAdjusted EBITDA Group revenue decreased 2.2% to €46.6 billion and service revenue Group adjusted EBITDA increased 4.2% to €14.7 billion, with organic decreased 4.5% to €41.1 billion. In Europe, organic service revenue growth in Europe and AMAP partly offset by foreign exchange increased 0.9%* and in AMAP, organic service revenue increasedmovements and the deconsolidation of Vodafone Netherlands by 7.7%*. Further details on the performance of these regions is set following the creation of our joint venture “VodafoneZiggo”. out below.The Group’s adjusted EBITDA margin improved by 1.9 percentage points to 31.6%. On an organic basis, adjusted EBITDA rose 11.8%* and the Group’s adjusted EBITDA margin increased by 2.2* percentage points driven by organic margin improvement in Europe. Adjusted EBIT Adjusted EBIT increased by 21.6% to €4.8 billion as a result of both strong adjusted EBITDA growth and lower depreciation and amortisation expenses. On an organic basis, adjusted EBIT increased Note:by 47.2%* for the year. * All amounts in the Our financial performance section marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is an alternative performance measure. See “Alternative performance measures” on page 207 for further details and reconciliations to the respective closest equivalent GAAP measure. Group1,2 Notes: 1 2018 results reflect average foreign exchange rates of €1:£0.88, €1:INR 75.48, €1:ZAR 15.19, €1:TKL 4.31 and €1: EGP 20.84. 2 Service revenue, adjusted EBITDA, adjusted EBIT and adjusted operating profit are alternative performance measures which are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Alternative performance measures” on page 207 for reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 222 for further details. 3 The “Other” segment primarily represents the results of shareholder recharges received from Vodafone Netherlands, VodafoneZiggo and Vodafone India, partner markets and the net result of unallocated central Group costs. 4 Excluding the impact of a German legal settlement. 5 Excludes amortisation of acquired customer bases and brand intangible assets of €0.4 billion (2017: €0.1 billion). 6 Year ended 31 March 2017 includes a €1.3 billion gain on the formation of the VodafoneZiggo joint venture in the Netherlands. EuropeAMAPOther3 Eliminations 2018 €m€m€m€m€m 2017 €m % change Reported Organic* Revenue 33,88811,4621,408 (187) 46,571 47,631 (2.2) 3.8 Service revenue 30,7139,501 1,037 (185) 41,066 42,987 (4.5) 1.64 Other revenue 3,175 1,961371(2) 5,505 4,644 Adjusted EBITDA 11,0363,757 (56)–14,737 14,149 4.2 11.8 Depreciation and amortisation (8,181)(1,655)(74) –(9,910) (10,179) Adjusted EBIT 2,8552,102(130)–4,827 3,970 21.6 47.2 Share of adjusted results in associates and joint ventures5 40351(2) –389 164 Adjusted operating profit 2,8952,453(132)–5,216 4,134 26.2 49.0 Adjustments for: Restructuring costs (156) (415) Amortisation of acquired customer bases and brand intangible assets(974) (1,046) Other income and expense6 213 1,052 Operating profit 4,299 3,725 Non-operating income and expense (32) (1) Net financing costs (389) (932) Income tax credit/(expense) 879 (4,764) Profit/(loss) for the financial year from continuing operations 4,757 (1,972) Loss for the financial year from discontinued operations (1,969) (4,107) Profit/(loss) for the financial year 2,788 (6,079)

Vodafone Group Plc Annual Report on Form 20-F 2018 23 €m €m identified separately to allow their effect on the results of the Group excluded from adjusted EBIT are discussed below. was €0.4 billion, up from €0.2 billion in the prior year due to higher Restructuring costs decreased by €0.2 billion due to the prior year the UK. Amortisation of intangible assets in relation to customer bases the year compared to €1.1 billion in the prior year which included 1 Primarily comprises foreign exchange rate differences reflected in the income statement offset the inclusion of the gain on the formation of the VodafoneZiggo by favourable foreign exchange rate movements. Overview Strategic Report Governance Financials Other information Operating profitNet financing costs Adjusted EBIT excludes certain income and expenses that we have 20182017 to be assessed. The items that are included in operating profit but are The Group’s share of adjusted results in associates and joint ventures contributions from VodafoneZiggo and Vodafone Hutchison Australia. including the impact of cost efficiency actions taken in Germany and and brands is recognised under accounting rules after we acquire businesses and was €1.0 billion, largely unchanged compared to the prior year. Other income and expense were a €0.2 billion gain during a €1.3 billion gain on the formation of VodafoneZiggo. Including the above items, operating profit increased by €0.6 billionNote: to €4.3 billion. Higher adjusted EBIT and share of adjusted results in relation to certain sterling and US dollar balances. in associates and joint ventures and lower restructuring costs more than Net financing costs decreased by €543 million primarily driven joint venture in the prior year. Net financing costs before interest on settlement of tax issues includes favourable foreign exchange movements related to both subsidiary borrowings and central hedging strategies. Excluding these, underlying financing costs remained stable, reflecting consistent average net debt balances and weighted average borrowing costs for both periods. Taxation 20182017 €m€m The Group’s statutory effective tax rate for the year ended 31 March 2018 was -23% compared to 171% for the last financial year. The effective tax rate for both years includes the following items; deferred tax on the use of Luxembourg losses of €304 million (2017: €369 million); an increase in the deferred tax asset of €330 million (2017: increase of €328 million) arising from a revaluation of investments based upon the local GAAP financial statements and tax returns; the recognition of a deferred tax asset of €1,603 million due to higher interest rates; and a tax charge in respect of capital gains on the transfer of shares in Vodafone Kenya Limited to the Vodacom Group of €110 million (2017: €nil). The year ended 31 March 2017 also includes a reduction in our Luxembourg deferred tax assets of €2,651 million following a reduction in the Luxembourg corporate tax rate to 26.0%. These items change the total losses we have available for future use against our profits in Luxembourg and do not affect the amount of tax we pay in other countries. Income tax credit/(expense) 879 (4,764) Profit before tax 3,878 2,792 Effective tax rate (23%) 171% Investment income 685 474 Financing costs (1,074) (1,406) Net financing costs (389) (932) Analysed as: Net financing costs before interest on settlement of tax issues (749) (979) Interest income/(expense) arising on settlement of outstanding tax issues 11 (47) (738) (1,026) Mark-to-market gains 27 66 Foreign exchange1 322 28 Net financing costs (389) (932)

24 Vodafone Group Plc Annual Report on Form 20-F 2018 embassies located globally. The approximate gross revenue and costs share of 22.51 eurocents for the year ended 31 March 2017, with the arrangements were €461,000 and €1,839,000 respectively, for the charge of €3.7 billion, net of tax, recognised in discontinued operations HiWEB partnership from adjusted earnings per share. (established in 2016) under the HiWEB brand. HiWEB is an Iranian €m €m made up of Telecommunication Infrastructure Company of Iran (‘TIC’) Omantel, that has built a high-speed cable network from a landing is responsible for funding, building and maintaining its section of the Millions Millions transactions or purchase of capacity took place during the financial Netting arrangements are in place for the settlement of any such eurocents eurocents payments to Iran in order to register and renew certain domain names 1 India is classified as discontinued operations and includes the operating results, financing, of registering and renewing domain names for the financial year ended 31 March 2018 were approximately €1,020, of which €567 has been 2 See “Alternative performance measures” on page 207 for further details and reconciliations Section 219 SEC filings of interest and Mathematics) via a Jordanian agent Abu-Ghazaleh Intellectual knowledge, no U.S. persons, including any U.S. affiliates of Vodafone, no renewal fees were due to the Iranian trademarks office during the to the best of Vodafone’s knowledge, neither it, its subsidiaries, nor its Strategic Report Our financial performance (continued) Earnings per share Roaming and interconnect Adjusted earnings per share, which excludes the results of Vodafone Vodafone has wholesale roaming and interconnect arrangements India which are included in discontinued operations, were 11.59with mobile and fixed line operators in Iran. Vodafone has, or has had, eurocents, an increase of 44.2% year-on-year, as higher adjusted relationships with telecommunications operators in Iran in connection operating profit and lower net financing costs more than offset the with such roaming and interconnect arrangements, some of which increase in income tax expense.it believes are or may be government-controlled entities. In addition, Basic earnings per share were 8.78 eurocents, compared to a loss perVodafone provides telecommunications services to Iranian national increase largely due to the prior year including a non-cash impairment attributable to the roaming (including embassies) and interconnect in respect of the Group’s investment in India and the changes in deferredfinancial year ended 31 March 2018. tax on losses, as described above, both of which have been excluded 20182017Vodafone has a non-equity agreement with Dodeh Gostar ASR Novin internet company that floated 10% of its shares in an initial public offering on Tehran Stock Exchange in September 2017. The aim of the HiWEB partnership continues to be the roll out, modernisation and expansion of the telecommunications network and development of fixed and mobile services. Gross revenues arising from this agreement to date were €3.5m. EPEG Project During the financial year ended 31 March 2018, Vodafone Global Network Limited (VGN) continued to be a member of a consortium (an entity controlled by the government of Iran), Rostelecom and point in Oman to Germany. Each member of the consortium cable, with VGN owning and being responsible for the segment from the Ukrainian border with Russia to Frankfurt, Germany. No consortium year ended 31 March 2018 for which Vodafone was due any revenues. transactions which arise. Intellectual Property Vodafone, through one of its subsidiaries, also makes some insignificant Notes:and certain trademarks, and protect its brand globally. The costs tax and other gains and losses of Vodafone India recognised during the year to the respective closest equivalent GAAP measure.paid and €453 is due to be paid. Vodafone pays these fees to IRNIC (the Domain Registry at the Institute for Studies in Theoretical Physics Vodafone Group Plc (‘Vodafone’) does not have any subsidiaries, otherProperty (‘AGIP’) and the Iranian law firm, Ali Laghaee & Associates Inc. equity investments, assets, facilities or employees located in Iran,International. and Vodafone has made no capital investment in Iran. To the best of its Vodafone continues to maintain Iranian trademarks in Iran but are involved in the activities described below. Except as specified below,financial year ended 31 March 2018 affiliates have engaged in any conduct needing to be disclosed under Section 13(r) of the Securities Exchange Act of 1934. Earnings per share: Basic earnings/(loss) per share 8.78c (22.51)c Adjusted earnings per share 11.59c 8.04c Weighted average number of shares outstanding – basic 27,770 27,971 Profit/(loss) attributable to owners of the parent 2,439 (6,297) Adjustments: Amortisation of acquired customer base and brand intangible assets 974 1,046 Restructuring costs 156 415 Other income and expense (213) (1,052) Non-operating income and expense 32 1 Investment income and financing costs (419) 70 530 480 Taxation (1,707) 3,975 India1 1,969 4,107 Non-controlling interests (13) (16) Adjusted profit attributable to owners of the parent2 3,218 2,249

Vodafone Group Plc Annual Report on Form 20-F 2018 25 contributed a 0.8 percentage point negative impact and the Service revenue grew 2.6%* or 1.6%* excluding the benefit in Q4 point negative impact, offset by 3.0% organic growth. Service revenue by strong contract customer base growth in both mobile and fixed, in Q4, driven by strong fixed customer growth and the benefit of the settlement, service revenue grew by 2.5%*. Q4 service revenue grew offset increased regulatory headwinds following the implementation than in Q3 (2.5%*). This reflected a tough prior year comparator, introduction of handset financing in the UK. Excluding regulation and lapping the MTR cut implemented on 1 December 2016. Adjusted EBITDA increased 7.3%, including a 5.1 percentage point than offset lower contract ARPU (driven by a mix shift towards and a 0.6 percentage point negative impact from foreign exchange wholesale revenues. Q4 mobile service revenue grew 0.3%* (Q3: 1.8%*), supported by the benefit of the introduction of handset financing in the primarily reflects the lapping of strong wholesale MVNO revenues Excluding these items, as well as the net impact of roaming, adjusted as we added 657,000 contract customers (2016/17: 212,000). This was through our “Fit for Growth” programme. continued success of our Gigacube fixed-wireless proposition. Our 4G service quality, consistent with our market-leading NPS ranking. activity % pps pps % Quarterly service revenue trends (excluding the legal settlement) to 500Mbps offers. Our TV base remained stable at 7.7 million. Spain 1.8 0.3 – 2.1 GigaKombi proposition, and we added 278,000 converged customers Europe (3.9) 4.0 0.8 0.9 Italy 4.5 0.1 – 4.6 This was driven by service revenue growth, our focus on more profitable points, or 2.4 percentage points excluding the legal settlement. Europe 7.3 5.1 0.6 13.0 Overview Strategic Report Governance Financials Other information European revenue decreased by 1.9%. Foreign exchange movements Germany deconsolidation of Vodafone Netherlands contributed a 4.1 percentage of a one-off fixed line legal settlement. This performance was driven increased by 0.9%* or 0.6%* excluding a legal settlement in Germany partially offset by regulatory drags. Excluding regulation and the legal Group’s “more-for-more” mobile propositions in several markets, which5.9%*, or 1.8%* excluding the legal settlement, a slower rate of growth of the EU’s “Roam Like At Home” policy in June and the impact of theparticularly in wholesale, which more than offset the benefit from fully UK handset financing, as well as a legal settlement in Germany in Q4, service revenue growth was 2.0%* (Q3: 1.9%*, Q4: 1.7%*).Mobile service revenue grew 0.4%* or 1.8%* excluding regulation. This was driven by a higher contract customer base, which more negative impact from the deconsolidation of Vodafone Netherlands SIM-only/multi-SIM family contracts and regulation) and lower movements. On an organic basis, adjusted EBITDA increased 13.0%*,with minimal impact from regulation. This slowdown in quarterly trends UK, regulatory settlements in the UK and a legal settlement in Germany.in the prior year. Our commercial performance in the year was strong EBITDA grew by 7.9*, reflecting operating leverage and tight cost controldriven by higher activity in direct channels, lower contract churn and the Adjusted EBIT increased by 86.3%*, reflecting strong adjusted EBITDA population coverage is now 92% with the ability to offer 500Mbps growth and stable depreciation and amortisation expenses.in 40 cities, and we are currently piloting 1Gbps services in four cities. OtherOur customer service was recently ranked 1st by “Connect” for overall Reported (including ForeignOrganic* changeM&A)exchange changeFixed service revenue grew by 6.1%* or 3.5%* excluding the legal Revenue – Europe(1.9) 4.1 0.83.0settlement. This was supported by good customer base growth. Service revenueimproved to Q4: 4.2%* (Q3: 3.5%*). During the year we added 362,000 Germany 2.6 –– 2.6broadband customers, of which 258,000 were on cable with the rest Italy 1.00.2 – 1.2 on DSL. Customer demand for our high speed propositions increased, UK(8.1) 0.1 4.5 (3.5)with over 70% of cable gross adds in Q4 now taking our 200Mbps Other Europe (19.6)22.9 (0.4)2.9 Our convergence momentum continued to improve, supported by our in the year, taking our total consumer converged customer base Adjusted EBITDA to 700,000. Germany 10.9(0.1) (0.1) 10.7Adjusted EBITDA grew 10.7%* or 8.3%* excluding the legal settlement. UK 45.4 (1.2) 7.6 51.8direct channels, and a reduction in operating costs of 2.3%* despite the Spain 4.40.6 – 5.0 strong growth in customer numbers. Our adjusted EBITDA margin was Other Europe (18.8)26.8(0.3) 7.7 37.0% and the adjusted EBITDA margin improved by 2.9 percentage Europe adjusted operating profit53.2 34.8 (1.7) 86.3 Europe Germany Italy UKSpain Other EuropeEliminations Europe €m€m€m€m€m€m€m 2017 €m % change Reported Organic* Year ended 31 March 2018 Revenue 10,8476,204 7,078 4,9784,941(160) 33,888 34,550 (1.9) 3.0 Service revenue 10,2625,302 6,0944,5874,625(157) 30,713 31,975 (3.9) 0.9 Other revenue 585902 984391316(3) 3,175 2,575 Adjusted EBITDA 4,0102,329 1,7621,420 1,515– 11,036 10,283 7.3 13.0 Adjusted operating profit 1,050 1,049 168163465– 2,895 1,890 53.2 86.3 Adjusted EBITDA margin 37.0% 37.5% 24.9%28.5%30.7% 32.6% 29.8%

26 Vodafone Group Plc Annual Report on Form 20-F 2018 revenue grew 1.4%* (Q3: 0.4%*). competition in the prepaid market and the lapping of pricing actions and regulation. Our operational performance during the year improved, customer base growth and higher ARPU. This strong momentum was promoter scores. Our 4G network coverage is now 99%, and we are We added a record 307,000 broadband households in the year to reach share of 3.4GHz spectrum (50MHz) in the recent UK auction. We added NGN footprint and strategic partnership with Open Fiber, we now end mobile brand which is being phased out. an extension to our wholesale partnership with Open Fiber, enabling Strategic Report Our financial performance (continued) ItalyUK Service revenue grew 1.2%* supported by strong customer base growthService revenue declined 3.5%*, impacted by the drag from handset in fixed line, partly offset by lower mobile revenues. Q4 service revenue financing which weighed on organic service revenue by 2.5 percentage grew 0.7%* (Q3: -0.4%*), with the quarterly improvement led by mobile.points. Excluding the impact of handset financing and regulatory In April 2018 we implemented a shift from 28-day billing to “solar” drags, service revenue grew 0.3%*, with trends improving throughout monthly billing across all products, however the antitrust authority the year, driven by improvements in consumer mobile and fixed line, (AGCOM) blocked the related change in monthly pricing; subsequently,largely offset by continued declines in Enterprise fixed. Q4 service we announced new price plans, which will be implemented at the endrevenue declined 3.4%* (Q3: -4.8%*), including an increased drag from of May 2018.handset financing of 4.4 percentage points (Q3: 3.6 percentage points). Mobile service revenue declined 1.0%*, driven by intense priceExcluding the impact from handset financing and regulation, Q4 service from the prior year. Promotional activity in the prepaid segment Mobile service revenue declined 4.2%*, but grew 0.7%* excluding remained high, driven by aggressive “below-the-line” offers. During thethe impact of handset financing and regulation. This underlying year we launched new segment led propositions and personalisedgrowth was supported by more-for-more actions, a better inflow mix offers, which helped to improve our sales mix and customer retention,of higher-value customers, and RPI-linked consumer price increases. supporting prepaid ARPU despite a competitive environment. We also Enterprise continued to decline in a competitive market, however ARPU retained our market leading network and NPS position in consumer andtrends improved with an increasing proportion of customers adopting enterprise. Q4 mobile service revenue declined 1.5%* (Q3: -2.9%*).our bespoke SoHo tariffs. Q4 mobile service revenue declined 5.7%* Fixed line service revenue grew 12.4%* driven by continued strong (Q3: 5.2%*), but grew 0.7%* (Q3: 1.6%*) excluding handset financing maintained in Q4 with service revenue growth of 11.1%* (Q3: 12.0%*).resulting in our best ever network performance and customer net a total broadband customer base of 2.5 million. Through our ownedwell positioned for the evolution to 5G having acquired the largest cover 5.3 million marketable households. In April 2018, we announced 106,000 contract customers in the year excluding Talkmobile, our low-us to provide FTTH services to 9.5m households (271 cities) by 2022,Fixed line service revenue declined 1.1%*, with strong customer at attractive commercial terms. During the year, we launched ourmomentum in consumer broadband being more than offset new converged proposition “Vodafone One”, providing customers by competitive pricing pressure and a lower customer base in enterprise. with a single fibre and 4.5G offer that can be enriched via VodafoneIn Q4 service revenue returned to growth (Q4: 3.6%*, Q3: -3.6%*), TV as well as exclusive advantages for family members. We addedsupported by the timing of project work in Enterprise and record 268,000 converged consumer customers in the year, taking our total consumer broadband net additions of 65,000 (Q3: 39,000), making base to 743,000.us the fastest growing operator in the UK broadband market. In total Adjusted EBITDA grew 4.6%*, with a 1.0 percentage point improvement we now serve 382,000 broadband customers. in adjusted EBITDA margin to 37.5%. This was driven by revenue growthAdjusted EBITDA grew 51.8%* and the adjusted EBITDA margin was and tight cost control, having delivered a 6.0%* reduction in operating24.9%. Excluding the impact of handset financing and regulatory costs in the year.settlements in the year, adjusted EBITDA grew by 1.4%* and the adjusted EBITDA margin improved 0.3* percentage points as out-of-bundle roaming declines were more than offset by lower operating costs delivered through our Fit for Growth programme. In total we delivered a 4.9% reduction in operating costs year-on-year.

Vodafone Group Plc Annual Report on Form 20-F 2018 27 revenue grew 1.0%* (Q3: 2.0%*). the impact of regulation, supported by fixed customer growth. financial year. and further improved our market leading network position during Total revenue declined by 3.8%, or by 2.2% excluding the impact We continued to deploy DOCSIS 3.1 in our cable footprint, enabling particularly in the SoHo segment, partially offset by growth in fixed by the end of the year. We expect to complete the DOCSIS 3.1 rollout 2.9% (Q3: 3.7%) or 1.5% (Q3: -1.9%) excluding regulation. Within this We gained good commercial momentum during the year, supported costs. Operating costs were 2.5%* lower year-on-year, reflecting the equivalent to 28% of our fixed customer base, with these households Overview Strategic Report Governance Financials Other information SpainOther Europe Service revenue grew by 2.1%*. This was driven by a higher customer Service revenue grew 2.9%* with all of the larger markets growing base in both mobile and fixed and our more-for-more tariff refreshduring the year (excluding the impact of an MTR cut in Ireland). at the start of the year, partly offset by increased promotional activity,Quarterly service revenue trends were broadly stable at 3.3%* particularly in the value segment. In Q4 promotional activity moderated in Q4 (Q3: 2.9%*). Adjusted organic EBITDA grew 7.7%* in the year, but the market remained highly competitive driven by value players and adjusted EBITDA margin grew 0.3 percentage points to 30.7% offering aggressive prices and handset subsidies. Interconnect revenuesreflecting continued strong cost control. also fell following an MTR cut on 1 February. As a result, Q4 service In Ireland service revenue declined 0.2%*, but grew 1.3%* excluding We continued to grow our customer base adding 164,000 mobilePortugal service revenue grew 4.6%* driven by a return to growth contract customers, 109,000 fixed broadband households and 51,000in mobile, and continued strong customer growth in fixed. In Greece, TV households in the year, however high competitive intensity in Q4 service revenue grew by 3.7%*, driven by ARPU growth in consumer led to an increase in churn and a decline in our broadband and TV base.mobile and strong fixed customer base growth. In January, Vodafone One, our fully integrated fixed, mobile and TV service, reachedwe announced the acquisition of fixed and mobile telecommunications 2.5 million households by the end of the year, up 154,000 year-on-year.provider CYTA Hellas for a total enterprise value of €118 million. Consumer converged revenues grew by 13.7%* and now represent 59% This acquisition provides further scale and momentum to our fixed of total consumer revenue.line and convergence strategy in Greece. The transaction is subject We maintained our market leading NPS position in consumer,to regulatory approval and is expected to close in the first half of 2019 the year. This was reflected in the latest independent network tests VodafoneZiggo by P3 which showed we had extended our overall lead across bothThe results of VodafoneZiggo (in which Vodafone owns a 50% stake), voice and data. Our 4G coverage is now 96%. In fixed, including ourare reported here on a US GAAP basis, broadly consistent with commercial wholesale agreement with Telefónica, our NGN footprintVodafone’s accounting policies. now covers 20.5 million households (of which 10.3 million are on-net). us to deliver broadband speeds of up to 1Gbps to 7.9 million households of regulation. This reflected intense price competition in mobile, in the first half of fiscal 2018/19.line driven by higher RGUs and ARPU. In Q4 revenues declined Adjusted EBITDA grew 5.0%*, and the adjusted EBITDA margin improved mobile declined 12.5% (Q3: -12.4%) and fixed grew 1.3% (Q3: 0.6%). by 1.2 percentage points to 28.5%. This improvement was driven Excluding the drags from regulation, a mix-shift towards SIM-only sales by service revenue growth and lower commercial and operating costs;and convergence discounts, mobile revenue was stable. these more than offset higher content, roaming and wholesale access impact of our Fit for Growth programme.by our new converged offers. We added 924,000 converged customers, using a total of 1.3 million mobile SIMs, including 62% of Vodafone-branded consumer contract customers. This strong take up of our converged products is contributing to a higher customer NPS and a significant reduction in churn across both mobile and fixed. In Q4 we recorded mobile contract net additions of 35,000 (Q3: 14,000), excluding the impact of discontinued non-revenue generating secondary SIMs as part of the migration of former Ziggo mobile subscribers to Vodafone. In fixed broadband we maintained our good momentum, adding 12,000 customers (Q3: 26,000). Adjusted EBITDA declined 3.8%, as lower revenues were partly offset by lower equipment expenses as a result of new consumer credit regulations which increased the proportion of SIM-only sales during the year. In Q4, adjusted EBITDA was down 0.6% year-on-year despite lower revenues, reflecting lower interconnect and roaming costs, lower equipment expenses, and operating cost savings from integration activities. We have continued to make good progress on integrating the business, and remain on track to deliver total annualised cost synergies of at least €210 million by 2021. Net third party debt and capital lease obligations was €10.1 billion at year-end, equivalent to 5.4x annualised adjusted EBITDA (last two quarters annualised). During 2018 financial year, Vodafone received €220 million in dividends from the joint venture, €55 million in interest payments on the shareholder loan and €100 million of principal repayments on the shareholder loan, which reduced to €900 million. For calendar year 2018, VodafoneZiggo expects stabilising adjusted EBITDA, supporting total cash returns of €600–800 million to its parents. As a result, we expect to receive total cash returns (including dividends, interest payments and shareholder loan repayments) of €300–400 million during the 2018 calendar year from the joint venture.

28 Vodafone Group Plc Annual Report on Form 20-F 2018 Voice revenues declined 4.6%*, an improvement on the prior year, adverse impact from foreign exchange movements. On an organic basis, our “Just 4 You” platform. Our mobile network has now reached 80% a continued focus on cost control and efficiencies to offset inflationary NPS position. Reported (including Foreign Organic* Revenue – AMAP (2.6) 0.5 11.5 9.4 accelerated in the second half of the year supported by strong growth and sustained growth in Tanzania. This improvement was driven Vodacom 4.7 – 0.3 5.0 of International revenues and grew 24% in the year. In total we added AMAP adjusted Vodacom in both Turkey and Egypt. Q4 service revenue grew 10.2%* (Q3: 8.3%*). International operations. in consumer contract and data revenue, outstripping local price inflation impact of a change in disconnection policy in Q3), taking our total campaigns, rising data penetration and price increases supporting Our bundle strategy continued to deliver strong results, supported This significantly exceeded local price inflation of 13%. Organic adjusted we now have 18.7 million bundle users, up 13.9% year-on year, and sold percentage points to 43.0% as revenue growth and strong cost Strategic Report Our financial performance (continued) Revenue in AMAP decreased 2.6%, with strong organic growth offset Data revenue grew 12.8%* in the year and now represents 43% of total by an 11.5 percentage point adverse impact from foreign exchange service revenue. In October, we took the decision to reduce out-of-movements, particularly with regards to the Turkish lira and Egyptianbundle data rates by up to 50% and increase bundles sizes in order pound. On an organic basis service revenue was up 7.7%* driven to improve customer experience and stimulate data take-up. We are by strong commercial momentum in South Africa, Turkey and Egypt.successfully managing this pricing migration, as demonstrated by the Adjusted EBITDA decreased 2.5%, including a 10.8 percentage pointacceleration in data revenue growth in Q4 to 13.1%* (Q3: 8.7%*). adjusted EBITDA grew 8.6%*, driven by service revenue growth and reflecting the success of our personalised bundle strategy through pressures. Adjusted EBIT increased 11.6%*.4G population coverage, and we also maintained our market leading Other activity Vodacom’s International operations outside of South Africa, which changeM&A)exchange changerepresent 22.2% of Vodacom Group service revenue, grew 8.3%* %pps pps %in the year and 11.1%* in Q4 (Q3: 10.4%*). Service revenue growth Service revenuein Mozambique and Lesotho, an improved performance in the DRC Other AMAP(12.1) 1.6 21.2 10.7by strong data growth and by M-Pesa, which now contributes 23.8% AMAP (4.6) 0.611.7 7.72.5 million customers in the year, reaching 32.2 million, up 8.6% Adjusted EBITDA year-on-year. In each of these markets we are No.1 for customer NPS. Vodacom 6.8 – (0.3)6.5 Vodacom’s adjusted EBITDA grew by 6.5%*, reflecting revenue Other AMAP(13.2) 1.0 24.1 11.9growth and good cost control. Adjusted EBITDA margins declined AMAP (2.5) 0.310.8 8.6by 0.3 percentage points to 38.7%, primarily due to strong growth in handset sales. operating profit9.6(1.6) 9.917.9Other AMAP Service revenue grew 10.7%*, with strong local currency growth Vodacom Group service revenue grew 5.0%*, supported by strong This growth excludes the contribution of Vodafone Qatar in all periods, customer additions and data growth in South Africa, as well as growingfollowing the sale of our 51% stake in March 2018 for a total cash data demand and M-Pesa in Vodacom’s International operations.consideration of €301 million. Organic adjusted EBITDA grew 11.9%* Q4 service revenue grew by 5.8%* (Q3: 5.3%*), supported by improved and the organic adjusted EBITDA margin improved by 0.2* percentage data growth despite out-of-bundle rates being reduced in South points to 26.9% driven by good cost control. Africa during Q3 and the continued strong performance of ourIn Turkey, service revenue grew 14.1%* supported by good growth In South Africa, service revenue grew 4.9%*, improving to 5.2%* in Q4 of 11% in the year. Organic adjusted EBITDA grew 22.6%* and adjusted (Q3: 4.9%*). This was supported by continued strong customer base EBITDA margin improved by 1.4 percentage points to 22.6%, driven growth resulting from our effective segmentation and bundle strategy.by revenue growth and improved cost control. We added 3.2 million prepaid customers in the year (excluding theEgypt service revenue grew by 20.7%* with successful segmented prepaid customer base to 44.8 million, an increase of 7.6% year-on-year.higher ARPU, combined with strong customer base growth. by big data applications to deliver personalised bundle offers. In total EBITDA grew 14.9%* and adjusted EBITDA margin declined by 1.4 a total of 2.3 billion bundles, an increase of 51% year-on-year.discipline were more than offset by inflationary pressures. In New Zealand, service revenue declined 0.5%*, with growth in mobile offset by pressure in fixed. We continue to explore a potential Initial Public Offering (‘IPO’) of Vodafone New Zealand. Africa, Middle East and Asia-Pacific Vodacom Other AMAPEliminations AMAP €m€m€m€m 2017 €m % change Reported Organic* Year ended 31 March 2018 Revenue 5,6925,770 –11,462 11,773 (2.6) 9.4 Service revenue 4,6564,845–9,501 9,956 (4.6) 7.7 Other revenue 1,036 925–1,961 1,817 Adjusted EBITDA 2,2031,554 –3,757 3,854 (2.5) 8.6 Adjusted operating profit 1,594 859–2,453 2,238 9.6 17.9 Adjusted EBITDA margin 38.7% 26.9%32.8% 32.7%

Vodafone Group Plc Annual Report on Form 20-F 2018 29 (Q3: -14.2%*). On a sequential basis, local currency service revenues company in which Vodafone owned a 42% interest during the year, a provision release in the fourth quarter following positive legal and Idea announced the merger of Indus Towers into Bharti Infratel the renegotiation of tower maintenance contracts and the closure own the respective businesses of Bharti Infratel and Indus Towers. Net debt in India was €7.7 billion at the end of the period, down from to a 29.4% shareholding in the combined company. The final number translation impact of closing foreign exchange rates on the debt balance including but not limited to movements in net debt and working capital towers to American Tower Corporation of €0.5 billion, partially offset on regulatory and other approvals and is expected to close before the of €0.3 billion. under the terms of the merger agreement the Group intends to inject On 20 March 2017, Vodafone announced an agreement to combine of the sale of a stake in the joint venture to the Aditya Birla Group, prior with Idea Cellular. The combined company will be jointly controlled in additional funding in the future, the Group would draw upon the value classified as discontinued operations for Group reporting purposes. Overview Strategic Report Governance Financials Other information Associates and joint venturesService revenue declined 18.7%* as a result of intense price competition Vodafone Hutchison Australia (‘VHA’) continued to perform wellfollowing the arrival of the new entrant. During the second half of the in a competitive environment, with local currency service revenue year the market leader increased the competitiveness of its tariffs, growth of 0.8% during year. This was driven by growth in our mobiletriggering further price reductions by the new entrant in the fourth contract customer base. Local currency adjusted EBITDA excluding quarter. This was further exacerbated by cuts to both domestic and changes in pricing structure for new mobile phone plans grew 1.9%,international MTR rates in the second half of the year. Excluding the supported by revenue growth and strong commercial cost discipline.impact of regulation, service revenue declined 14.0%*. In Q4 service Our stake in Indus Towers Limited (‘Indus Towers’), the Indian towers revenue declined by 21.2%* (Q3: -23.1%*), or by 9.4%* ex-regulation achieved local currency revenue growth of 6.8% and adjusted EBITDAexcluding regulation declined 3.8% quarter-on-quarter. growth of 4.7%. In total, Indus Towers paid dividends of €138 millionAdjusted EBITDA declined 34.5%*, with a 5.2 percentage point to the Group during the year.deterioration in adjusted EBITDA margin to 22.1%. This reflected On 25 April 2018, Vodafone, Bharti Airtel Limited (‘Bharti Airtel’) lower revenues, partially offset by significant cost actions and Limited (‘Bharti Infratel’), creating a combined company that willjudgements. These cost initiatives included active network site sharing, Bharti Airtel and Vodafone will jointly control the combined company,of sites with low utilisation. in accordance with the terms of a new shareholders’ agreement.During the year we continued to invest in network quality in our Vodafone will be issued with 783.1 million new shares in the combinedleadership circles, with a capital expenditure/sales ratio of 20.4%. company, in exchange for its shareholding in Indus Towers. On the basis We added 48,500 sites in the year, supporting our leading network-NPS that (a) Providence decides to sell 3.35% of its 4.85% shareholding scores. As a result of this investment we were able to carry 4.5x more in Indus Towers for cash and (b) Idea Group decides to sell its full 11.15%data traffic than last year. shareholding in Indus Towers for cash, these shares would be equivalent of shares issued to Vodafone will be subject to closing adjustments,€8.7 billion at the end of the prior financial year due to the positive for Bharti Infratel and Indus Towers. The transaction is conditional of €1.2 billion and proceeds from the sale of Vodafone India’s standalone end of the financial year ending 31 March 2019.by negative free cash flow of €0.2 billion and accrued interest expense India1Following the completion of Idea’s equity raising in February 2018, its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers),up to €1 billion of incremental equity into India, net of the proceeds by Vodafone and the Aditya Birla Group. Vodafone India has beento completion. In the event that the joint venture partners decide to put From an operational perspective, the Group remains highly focused of its stake in Indus Towers. on the management of the business and committed to its success,We are making good progress in securing the necessary regulatory both prior to the completion of the merger and thereafter. The results approvals for the merger of Vodafone India and Idea Cellular. The merger of Vodafone India are detailed below.is expected to complete in June 2018. 20182017% change €m€mReported Organic* Notes: 1 The results of Vodafone India are classified as discontinued operations in accordance with IFRS. 2 2017 includes a gross impairment charge of €4.5 billion (€3.7 billion net of tax) recorded in respect of the Group’s investment in India. In addition, in 2018 we recorded a non-cash re-measurement charge of €3.2 billion (€2.2 billion net of tax) in respect of Vodafone India’s fair value less costs of disposal, as set out in note 7 “Discontinued operations, assets and liabilities held for sale” for further details. 3 Includes the profit on disposal of Vodafone India’s standalone tower business to ATC Telecom during the year ended 31 March 2018 (2017: €nil). Revenue 4,670 5,853(20.2)(18.5) Service revenue 4,643 5,834(20.4)(18.7) Other revenue 27 19 Direct costs (1,165) (1,583) Customer costs (282) (313) Operating expenses (2,193) (2,361) Adjusted EBITDA 1,030 1,596 (35.5)(34.5) Depreciation and amortisation (40) (1,116) Adjusted operating profit 990 480106.3 110.7 Adjustments for: Impairment loss2 – (4,515) Other income and expense3 416 – Other (107) (136) Operating profit/(loss) 1,299 (4,171) Adjusted EBITDA margin 22.1% 27.3%

30 Vodafone Group Plc Annual Report on Form 20-F 2018 in August 2016, February 2017 and August 2017. The consolidated statement of financial position is set out on page 103. shares purchased Maximum purchased 1 transaction costs programme 2 the programme 3 of spectrum additions, principally in Italy, plus €2.3 billion of software October 2017 320,849 215.15 583,262 145,815 arising from the sale of the Group’s interest in Vodafone Qatar and 1 The nominal value of shares purchased is 20 20/21 US cents each. 3 In accordance with shareholder authority granted at the 2017 annual general meeting. principally due to €5.1 billion of additions driven by continued investment in the Group’s networks, offset by €6.0 billion of depreciation treasury shares, at 15 May 2018. concluded on 15 November 2017. mainly due to a €1.9 billion increase in deferred tax assets in pounds sterling and US dollars, aligning the Group’s shareholder based upon the local GAAP financial statements and tax returns. This The foreign exchange rate at which future dividends declared in euros as well as €0.6 billion and €0.3 billion reductions in investments in based on the average exchange rate over the five business days during Current assets decreased by €1.4 billion to €24.1 billion, which includes a eurocents, representing a 2.0% increase over the prior financial increase in other investments. is 7 June 2018 for ordinary shareholders, the record date is 8 June 2018 on ordinary shares will be paid directly into a nominated bank or building Assets and liabilities held for sale of €13.8 billion (2017: €17.2 billion) and Contractual obligations and commitments A summary of our principal contractual financial obligations and Total equity the Group’s intention to inject up to €1 billion of incremental €4.3 billion of dividends paid to equity shareholders and non-controlling note 28 “Commitments”) and commitments arising from the offset by the total comprehensive income for the year of €0.4 billion. offset by a €1.1 billion increase in trade and other payables. €m Borrowings 2 52,551 11,316 7,541 8,537 25,157 Current liabilities decreased by €2.6 billion to €28.0 billion mainly due 1 This table includes commitments in respect of options over interests in Group businesses of a new irrevocable and non-discretionary share buyback programme (the ‘Programme’). The sole purpose of the Programme was to reduce and similar arrangements” on page 148) and obligations to pay dividends to non-controlling on page 148). The table excludes current and deferred tax liabilities and obligations under and 25 “Post employment benefits” respectively. The table also excludes the contractual tranche of the mandatory convertible bond (‘MCB’) in August 2017. 3 See note 28 “Commitments”. 5 Primarily related to device purchase obligations. price of £1.9751. This reflected the conversion price at issue (£2.1730) Strategic Report Financial position and resources Consolidated statement of financial position adjusted for the pound sterling equivalent of aggregate dividends paid Details on the major movements of both our assets and liabilities in the Total number of year are set out below: Average price under publicly number of shares Number paid per share announced share that may yet be Assets of shares inclusive of buy back purchased under Goodwill and other intangible assets Date of share purchase 000s Pence 000s 000s Goodwill and other intangible assets decreased by €2.9 billion to August 20179,562221.779,562719,515 €43.3 billion. The decrease primarily arose as a result of €0.7 billion September 2017252,851212.07262,413466,664 additions, offset by €4.4 billion of amortisation, €0.9 billion of disposals November 2017 145,815 221.25 729,077 – €0.6 billion of unfavourable foreign exchange movements. Total 4,5 729,077 215.39 729,077 – Property, plant and equipment Notes: Property, plant and equipment decreased by €1.9 billion to €28.3 billion, 2 No shares were purchased outside the publicly announced share buyback programme. 4 The total number of shares purchased represents 2.7% of our issued share capital, excluding charges, €0.6 billion of unfavourable foreign exchange and €0.4 billion of 5 The programme to repurchase 729.1 million shares was announced on 25 August 2017 and disposals from the sale of the Group’s interest in Vodafone Qatar. Other non-current assets Dividends Other non-current assets increased by €0.6 billion to €36.1 billion, Dividends will continue to be declared in euros and paid in euros, Luxembourg from higher interest rates and a revaluation of investments returns with the primary currency in which we generate free cash flow. was offset by a €0.5 billion decrease in trade and other receivables will be converted into pounds sterling and US dollars will be calculated associates and joint ventures and other investments respectively. the week prior to the payment of the dividend. Current assets The Board is recommending a final dividend per share of 10.23 €4.2 billion decrease in cash and cash equivalents offset by a €2.7 billionyear’s final dividend per share. The ex-dividend date for the final dividend Assets and liabilities held for sale and the dividend is payable on 3 August 2018. Dividend payments €11.0 billion (2017: €11.8 billion) respectively, relate to our operations in society account. India following the agreement to combine with Idea Cellular. Total equity and liabilities Total equity decreased by €5.1 billion to €68.6 billion largely due to commitments at 31 March 2018 is set out below, and excludes interests and the repurchase of treasury shares for €1.7 billion partially equity into India under the terms of the merger agreement (see Group’s announcement on 9 May 2018 that it had agreed to acquire Non-current liabilities Liberty Global’s operations in Germany, the Czech Republic, Hungary Non-current liabilities decreased by €0.6 billion to €38.0 billion primarily and Romania (see note 31 “Subsequent events”). due to a €1.6 billion decrease in long-term borrowings which is partially Payments due by period Contractual obligations and Current liabilities commitments1 Total< 1 year 1–3 years 3–5 years >5 years to a €1.7 billion decrease in short-term borrowings. Trade payables at Operating lease 31 March 2018 were equivalent to 48 days (2017: 48 days) outstanding, commitments3 9,6942,686 2,788 1,6202,600 calculated by reference to the amount owed to suppliers as a proportion Capital of the amounts invoiced by suppliers during the year. It is our to policy  2,7061,97339127864 agree terms of transactions, including payment terms, with suppliers Purchase and it is our nor to commitments 3, 4 mal practice that payment is made accordingly. commitments5 8,6524,7532,0168411,042 Share buybacks Total73,603 20,728 12,736 11,276 28,863 On 25 August 2017, Vodafone announced the commencement Notes: held by non-controlling shareholders (see “Potential cash outflows from option agreements the issued share capital of Vodafone and thereby avoid any change shareholders (see “Dividends from associates and to non-controlling shareholders” in Vodafone’s issued share capital as a result of the maturing of the first post employment benefit schemes, details of which are provided in notes 6 “Taxation” obligations of associates and joint ventures. In order to satisfy the first tranche of the MCB, 729.1 million shares 2 See note 20 “Borrowings”. were reissued from treasury shares on 25 August 2017 at a conversion 4 Primarily related to spectrum and network infrastructure.

Vodafone Group Plc Annual Report on Form 20-F 201831 Operating free cash flow increased by €1.4 billion mainly due to higher Our liquidity and working capital may be affected by a material decrease outflows, which were predominately related to the final payments for risks” on pages 38 to 45. Free cash flow statement of cash flows below, further disclosure in relation to the largely driven by the increase in operating free cash flow (see above). its financial risk management objectives, details of its financial Acquisitions and disposals analysis” to the consolidated financial statements. A foreign exchange gain of €0.6 billion was recognised on net debt mainly due to movements in the US dollar and sterling against the euro. Closing net debt at 31 March 2018 was €31.5 billion (2017: €31.2 billion) India, which is instead included in assets and liabilities held for sale £1.4 billion mandatory convertible bond issued in February 2016 in equity shares; US$2.5 billion of loan notes receivable from Verizon (2017: €1.8 billion) relating to minority holdings in KDG and certain higher than their euro-equivalent cash redemption value as a result euro equivalent redemption value of the bonds by €0.6 billion (2017: for further details. on page 222 for further details. into in February 2016, when the mandatory convertible bond was issued. The options 4 Other cash flows for the year ended 31 March 2018 include €nil (2017: €2,366 million) into Vodafone India. Overview Strategic Report Governance Financials Other information Liquidity and capital resourcesOperating free cash flow in cash flow due to a number of factors as outlined in “Identifying ouradjusted EBITDA, lower capital additions and lower working capital cash Project Spring in the prior year. In addition to the commentary on the Group’s consolidated Group’s objectives, policies and processes for managing its capital,Free cash flow (pre-spectrum) was €5.4 billion, an increase of €1.4 billion, instruments and hedging activities and its exposures to credit risk Licence and spectrum payments and liquidity risk can be found in “Borrowings”, “Liquidity and capital Licence and spectrum payments include amounts relating to the resources” and “Capital and financial risk management” in notes 20,purchase of spectrum in Italy of €0.6 billion, UK of €0.3 billion and 21 and 22 respectively to the consolidated financial statements.Germany of €0.1 billion (2017: €0.1 billion in Germany and €0.3 billion Cash flows in Egypt). A reconciliation of cash generated by operations to free cash flow,Licence and spectrum additions, which exclude working capital cash a non-GAAP measure used by management, is shown on page 208.movements and represent licences acquired during the year, were A reconciliation of adjusted EBITDA to the respective closest equivalent €0.7 billion including €0.6 billion in Italy and €0.1 billion in Greece. GAAP measure, operating profit, is provided in note 2 “Segmental Acquisitions and disposals include €1.0 billion of proceeds from the The reconciliation to net debt is shown below.placing of Vodacom shares following the transfer of the Group’s interests 20182017in Safaricom to Vodacom and €0.2 billion from the Tanzanian initial €m€mpublic offering. Foreign exchange as a result of the translation impact of closing foreign exchange rates, Net debt and excludes €7.7 billion (2017: €8.7 billion) of net debt for Vodafone on the consolidated statement of financial position; the remaining (see note 21 “Liquidity and capital resources”), which will be settled Communications Inc. and €0.9 billion of shareholder loans receivable from VodafoneZiggo (see note 13 “Other investments”). Closing net debt also continues to include liabilities of €1.8 billion bonds which are reported at an amount €1.65 billion (2017: €2.0 billion) of hedge accounting under IFRS. In addition, where bonds are issued in currencies other than euros, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps are not reflected in gross debt and would increase the reduction €0.9 billion). See note 21 “Liquidity and capital resources” Notes: 1 Capital additions include the purchase of property, plant and equipment and intangible assets, other than licence and spectrum, during the year. 2 Operating free cash flow, free cash flow (pre-spectrum) and free cash flow are alternative performance measures which are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. In addition, free cash flow has been redefined to include restructuring and licence and spectrum payments to ensure greater comparability with similarly titled measures and disclosures by other companies. See “Alternative performance measures” on page 207 for reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” 3 Share buybacks are shown net of €140 million of receipts from the option structure entered structure was intended to ensure that the total cash outflow to execute the programme was broadly equivalent to the £1.44 billion raised on issuing the first tranche. received from the repayment of US$2.5 billion of loan notes issued by Verizon Communications Inc. and €nil (2017: €3,571 million) from a capital injection This year’s report contains the Strategic Report on pages 4 to 45, which includes an analysis of our performance and position, a review of the business during the year, and outlines the principal risks and uncertainties we face. The Strategic Report was approved by the Board and signed on its behalf by the Chief Executive and Chief Financial Officer. /s/ Vittorio Colao/s/ Nick Read Vittorio ColaoNick Read Chief ExecutiveChief Financial Officer 8 June 20188 June 2018 Adjusted EBITDA 14,737 14,149 Capital additions1 (7,321) (7,675) Working capital (584) (984) Disposal of property, plant and equipment 41 43 Other 128 94 Operating free cash flow2 7,001 5,627 Taxation (1,010) (761) Dividends received from associates and investments 489 433 Dividends paid to non-controlling shareholders in subsidiaries (310) (413) Interest received and paid (753) (830) Free cash flow (pre-spectrum)2 5,417 4,056 Licence and spectrum payments (1,123) (474) Restructuring payments (250) (266) Free cash flow2 4,044 3,316 Acquisitions and disposals 1,405 460 Equity dividends paid (3,920) (3,714) Share buybacks3 (1,626) – Foreign exchange 622 (1,372) Other4 (825) (1,058) Net debt increase (300) (2,368) Opening net debt (31,169) (28,801) Closing net debt (31,469) (31,169)

32 Vodafone Group Plc Annual Report on Form 20-F 2018 launched commercial propositions focused on women living on low-incomes, such as sustainable business Our sustainable business strategy is built on an unwavering commitment Mum & Baby initiative in South Africa (see case strategy everybody to live a better today and build a achieving greater gender parity will strengthen to responsible behaviour in everything we do. term ambition is to become an employer role in empowering women to improve their to deliver significant transformation in three retaining and developing talented women that basic mobile device enables a woman to to deliver meaningful socio-economic world’s best employer for women. We are manage her finances and set up and run a society. Our programmes focus on women’s hold 29% of our leadership and management many public and commercial services of value skills and jobs, and we now have long-term of our Board positions. from accessing vaccinations and maternal the UN Sustainable Development Goals support for smallholder farmers. programmes that help us to achieve our goal: Read more at vodafone.com/sbreport2018 This year, we also piloted an approach to goal and now have an additional estimated advertisements to help increase the number of more than last year. This brings the total number 1 Democratic Republic of Congo, Egypt, Ghana, India, Kenya, Strategic Report Sustainable business Building aTo contribute towards that goal, we have our Business Women Connect programme in Tanzania and Mozambique, and Vodacom’s to operating responsibly and a recognition that we have a significant role study overleaf). to play in contributing to the societies in which we operate. Our sustainable business Our sustainable business strategy is founded on Vodafone’s purpose – to connect better tomorrow – and on our commitmentWe are committed to diversity and believe that At the heart of our strategy is our intentionCommunications technology plays a critical our business significantly over time. Our long-distinct areas, each of which has the potential lives and livelihoods. Owning even the most with such a strong track record for attracting, benefits for our customers and for widercommunicate, access information, learn,by 2025 we are widely considered to be the empowerment, energy innovation and youthbusiness. Mobile technology also enhancesmaking progress in this area: women currently targets in place for each of these areas.to women and girls in emerging markets,roles and as of 31 March 2018, they hold 33% We remain committed to helping to achieve healthcare, to mobile banking and online (‘SDGs’) through the delivery of our strategy and have identified the areas in which we have To enable women to access greater opportunities the greatest impact.we are focused on delivering commercial To help us recruit, retain and develop talented Read more about how our networks andwomen at every level of our workforce, we are innovative products and services make developing a range of programmes, including a difference to societies and the SDGs inour ground-breaking global maternity policy our Sustainable Business Report 2018.and our ReConnect initiative, which supports people to return to work after a career break. This year, we have made progress against that adjust the vocabulary used in Vodafone’s job 13.3 million active female customers, 3.9 millionwomen who apply for our vacancies. Mozambique, South Africa and Tanzania, Turkey and Qatar.of female customers to 113.7 million. Sustainable business strategy Principles and practice Our transparency areas Tax and total economic contribution Digital rights and freedoms Supply chain integrity and safety Mobiles, masts and health Women’s empowerment Youth skills and jobs Energy innovation Our transformation areas Our purpose is to connect everybody, to live a better today and build a better tomorrow Goal – To connect an additional 50 million women living in emerging markets1 to mobile by 2025 Goal – We aim to be the world’s best employer for women by 2025 Women’s empowerment Our transformation areas Progress towards our 50 million women goal Estimated number of female customers (millions) Baseline: 201620172018 100.3 109.7 113.7

Vodafone Group Plc Annual Report on Form 20-F 2018 33 towards purchasing 100% of our electricity initiative led by The Climate Group in are rising rapidly and a consensus among major businesses committed to switch to greenhouse gases (‘GHGs’) are having a direct of IoT services that use network intelligence use. In 2015, we set ourselves a goal to help by two tonnes for every one tonne of emissions customers to save an estimated 2.1 tonnes by just over 1% to 2.58 million tonnes of CO2e our own activities. to a slight increase in our energy consumption sold in March 2018, where GHG emissions were 682 tonnes CO2e per PB (2017: 1,113). GHG emissions to identify and prioritise where of further investment in energy efficiency the GHG emissions for Vodafone Qatar are no longer Overview Strategic Report Governance Financials Other information with charitable organisations and NGOs. In 2018, Foundation from Vodafone was €54.3 million. initiatives across our networks, particularly in power supply and cooling, and moving from renewable sources. There is clear evidence that global temperatures We have also joined RE100, a collaborative scientists and policy makers that man-made partnership with CDP, which brings together impact on climate change. Our business has100% renewable electricity. a role to play in holding global temperature rises In parallel, we are innovating to help our to below 2°C and this year we have introduced customers minimise their energy needs, two new targets as a result. By 2025, we aim to: particularly through the development to optimise performance and minimise energy our customers reduce their CO2e emissions produced from our own operations, by March This year, our total GHG emissions increased 2018. We have met that goal, helping our (carbon dioxide equivalent), predominantly dueof CO2e for every tonne we generated through in response to customer data demand. This does not include Vodafone Qatar, which was Vodafone Foundation 0.03 million tonnes of CO2e1. We continued to improve our overall energy efficiency profile during the year and achieved a 39% reduction in the volume of GHG emissions per petabyte (PB) of data carried, to reach an average of We have also estimated our indirect (Scope 3) emissions are highest and where we have theThrough its “Connecting for Good” programme, greatest opportunity to influence third party the Vodafone Foundation supports projects GHG strategies.around the world that are run in partnership We will meet our targets through a combination the total amount donated to the Vodafone 1 Following the sale of our stake in Qatar in March 2018, included in our total GHG emissions figure. Goals – Reduce our greenhouse gas emissions by 40% – Purchase 100% of the electricity we use from renewable sources Energy innovation Calculated using local market actual or estimated direct data measurement and estimations. Protocol standards. Scope 2 emissions are For full methodology see our Sustainable Business petabyte of data carried Ratio of GHG emission savings for customers to our own GHG footprint 2.1 1.8 1.9 201620172018 Note: Figures include all data carried by our mobile networks. Emissions savings for customers have been calculated based on GeSI’s ICT Enablement Methodology. GHG emissions per by our mobile networks tonnes of CO2e 1,781 1,113 682 201620172018 Note: Figures include all data carried by our mobile networks with an adjustment to include only part of the data carried in India, where only base stations under our operational control are included in our GHG emissions totals. Greenhouse gas (‘GHG’) emissions million tonnes of CO2e Scope 1 emissions (over which we have direct control) Scope 2 emissions (from purchased electricity) 2.54 2.54 2.58 201620172018 Note: data sources from invoices, purchasing requisitions, Carbon emissions calculated in line with GHG reported using the market-based methodology. Report 2018. 2.20 2.15 2.15 0.38 0.39 0.39 Providing mums and babies with free health advice Internet access is often key to finding a job, helping a child get a better education, finding health information, or keeping in touch with friends and family. In South Africa, Vodacom’s Siyakha (‘we are building’) platform aims to lower the cost of communicating while simultaneously seeking to increase people’s digital and social connectivity. Targeted at people on low incomes, Siyakha offers free access to websites related to education and job seeking, as well as lower priced products and services. The platform currently has 7.5 million users. This year, Siyakha services were expanded to include a mobile-based platform for pregnant women called Mum & Baby. This new service provides parents and caregivers with free health information and includes videos that are useful at different stages of pregnancy and through the first five years of a child’s life. For many, this is the first time such health information has been made easily available to them. During the year 1.2 million registered users accessed this free health information.

34 Vodafone Group Plc Annual Report on Form 20-F 2018 Our businesses rely on a very large global and are many different labour rights and safety responsibly. Our transparency programme Youth unemployment is a significant social and supply chain and that similar risks can also principles and approach in four areas, The International Labour Organization estimates direct control. Through our policies, training as well as a number of statutory and material are either unemployed or work while living safety and wellbeing of everyone who works intelligence, are enabling the automation In 2013, we became the first communications The health and safety of our customers and opportunities and altering the nature of work. taxation and economic contribution Vodafone. While our mobile devices and masts paid basis. We have expanded the data to the challenges facing the world of work, International Commission on Non-Ionizing to ensure we continue to share the most young people develop their digital skills and that in a number of countries there is still some stakeholders understand our tax position so that they can thrive in the digital economy. frequency (‘EMF’) emissions from mobile devices In 2014, we published our first Law Read more at vodafone.com/mmh explaining how we respond to lawful demands law enforcement and intelligence agencies. an important role in helping to underpin since then and is available in our online around the world to share information widely, Centre, which contains our principles and jobs programme, “What will you be?”, to provide themselves as well as enabling greater scrutiny law enforcement surveillance, privacy, and job opportunities in the digital economy. censorship and the digital rights of the child. “Future Jobs Finder” platform, outlined in the Some of our most salient human rights risks Read more at vodafone.com/digitalrights customers’ private communications. and political lobbying). Ensuring responsible specified in our Code of Ethical Purchasing. Strategic Report Sustainable business (continued) Supply chain integrity and safety We remain committed to ensuring that ourcomplex supply chain. We recognise there business operates ethically, lawfully and and environmental risks inherent within our economic challenge in many of our markets. provides detailed information on our policies, arise in the business operations under our own that more than 210 million young people each the focus of intense public debate, and audit programmes, we work to ensure the in poverty1. Simultaneously, some advances non-financial disclosures. with Vodafone, in any capacity. in technology, such as robotics and artificial Taxation and total economic contribution Mobiles, masts and health of many categories of job, reducing employmentcompany in the world to report our total the wider public is an absolute priority for With a growing digital skills gap, in addition on a country-by-country and actual cash operate well within the guidelines set by the we believe that urgent action is needed to helpwe disclose in this report year-on-year,Radiation Protection (‘ICNIRP’), we recognise access learning and employment opportunities,relevant information available to help ourpublic concern regarding the electromagnetic To respond to these challenges, we have and economic impact.and base stations. We endeavour to address introduced two new goals that will enable us,Read more at vodafone.com/taxthese concerns by providing up to date, open, by 2022 to:transparent information on our website and Digital rights and freedomsby engaging with local communities. Enforcement Disclosure transparency report, for access to our customers’ private data from The report has been updated and expanded Our networks, products and services play This year, we introduced our international futureDigital Rights and Freedoms Reporting individual human rights. We enable citizens career guidance and access to training contentapproach on a wide range of topics includingextending their ability to freely express As part of this programme we launched ourdata protection, freedom of expression,of people in power. case study below.relate to an individual’s right to privacy and freedom of expression. Our online Digital 1 www.ilo.org/global/topics/youth-employment.Rights and Freedoms Reporting Centre contains our views on these topics and those most closely related to the protection of our In addition to human rights that extend into the digital realm, there are also other human rights risks in our operations and particularly in our complex supply chain. Our respect for an individual’s human rights is enshrined in our Code of Conduct, which underpins everything we do. The most relevant human rights risks applicable to our business include: labour rights; civil and political rights (particularly privacy and freedom of expression); the rights of the child; and economic, social and cultural rights (in particular with regard to bribery, corruption and ethical behaviour across our supply chain is important and challenging. We have developed and implemented policies and processes to extend our human rights commitments into our supply chain, as The Code sets out the standards we expect our suppliers to meet on health and safety, labour Future Jobs Finder: Improving digital skills Over the past year, Vodafone has worked with psychologists, HR professionals, training providers and young people, to develop a smartphone-based service called Future Jobs Finder. It offers young people a free and comprehensive gateway to understand the digital skills they will need in the workplace, as well as find new opportunities for employment in the growing digital economy. A choice of quick, “gamified” psychometric tests have been designed to help users identify their aptitudes and interests. The service uses this information to suggest the “top five” most suitable digital job types for each individual and directs them to current job opportunities in their region, including those on offer with Vodafone. In the first four weeks since launch, 111,000 unique users completed Future Jobs Finder accessing digital job and training recommendations. You can visit Vodafone’s Future Jobs Finder at www.vodafone.com/whatwillyoube Human rights Goals – Support 10 million young people to access digital skills, learning and employment opportunities – Provide up to 100,000 young people with a digital workplace experience at Vodafone Our transparency areas Youth skills and jobs

Vodafone Group Plc Annual Report on Form 20-F 2018 35 and environmental protection. by our Group Executive Committee. In each chief executive responsible for our operating measures in order to prepare for the European Executive Committee oversee and to report any suspected breaches of our and corruption. They are supported by our our “Speak Up” process. Senior executives corruption in any form – we would rather walk for ensuring our anti-bribery and corruption programme is reviewed by the Group Risk in any act of corruption. Our anti-bribery and local market. Global People Survey, 86% of respondents of Conduct, which is mandatory for everyone unethical behaviour. or others working on our behalf must never is monitored regularly in all local markets consistent with the UK Bribery Act and the US and also as part of the annual Group can lead to dismissal or termination of contract. process, which assesses key anti-on a rotating basis enable us to formally constitutes a bribe and prohibits the giving bribery programme. This year, reviews and hospitality. It also makes clear that where good implementation of key controls, local law, the more stringent of the two must in relation to supplier management and is incorporated into our standard induction being addressed. refresher training every two years. Overview Strategic Report Governance Financials Other information (including child or forced labour) rights, ethics Our commitment to human rights is overseen of the countries in which we operate, the company oversees human rights matters, with governance support from the relevant local market professionals. Over the past year, we have undertaken significant work and introduced robust General Data Protection Regulation, which became effective on 25 May 2018. Read more at vodafone.com/digitalrights Our Group Chief Executive and Group All Vodafone employees are encouraged Vodafone does not tolerate bribery and spearhead our efforts to prevent briberyCode of Conduct as soon as possible using away from a business opportunity than engage country chief executives, who are responsiblereview every Speak Up report and the corruption policy is summarised in our Code programme is implemented effectively in theirand Compliance Committee. In our latest working for Vodafone. It states that employees The implementation of the policysaid they would use Speak Up to report offer or accept any kind of bribe. Our policy is by our anti-bribery specialist teams, Foreign Corrupt Practices Act and any breaches Policy Compliance Review assurance The policy provides guidance about what bribery controls. Visits to local markets or receiving of any excessive or improper gifts review the implementation of the anti-our policy differs in degree from an equivalentconducted in Ghana and Greece found be followed. Training in our Code of Conduct however some areas for improvement processes and all employees completemonitoring were identified and are now they understand how they can each play a part, we run a high-profile communications programme, Doing facing employees and focuses in particular on bribery-related risks, as well as gifts and hospitality. module on anti-bribery. To date, over 80,000 employees around the world have completed the e-learning Engaging employees to raise awareness of bribery risk Every Vodafone employee has an obligation to help us address the risk of bribery and corruption. To ensure What’s Right. This uses a range of materials to highlight some of the most common compliance challenges This year, we launched an updated version of our e-learning training programme which included a specific training module. In addition, for higher-risk employees who work in areas such as procurement, network operations, Enterprise sales and government relations, tailored face-to-face training programmes are rolled out to cover relevant scenarios for those employees. Find out more Our Sustainable Business Report 2018 provides more detail on our progress against our sustainable business strategy. Read more at vodafone.com/sbreport2018 We have also published a Slavery and Human Trafficking Statement, our first UK Gender Pay Gap Report and a Conflict Minerals Report, in line with our statutory reporting requirements. Read our latest reports at vodafone.com/sbreporting Anti-bribery and corruption Ensuring compliance in our supply chain On-site audits provide detailed insights into how a supplier’s policies translate into action in the workplace. These involve an examination of written policies and procedures, inspections of site facilities, and discussions with factory management and employees. We work through the Joint Audit Cooperation (‘JAC’) initiative to share audits with peer companies with whom we share a number of suppliers. Between January and December 2017, there were 81 shared on-site audits, of which 75 were within Vodafone’s supply chain. In parallel, we conduct our own on-site assessments for specific suppliers that we have identified as high risk but that are not covered by the shared assessments. This year, we conducted 17 such on-site assessments. Detecting excessive working hours and ensuring ethical working conditions are an important part of our supplier assessments but are often hard to assess. Increasingly we seek feedback directly from our suppliers’ employees to help us and our suppliers to identify areas for improvement. We use Laborlink, which is a simple mobile phone-based independent worker survey, to gather confidential and unbiased feedback directly from employees. This enables employees to reply anonymously to pre-recorded questions in their local language at any time and from any location. During 2018, more than 2,500 suppliers’ employees in ten supplier factories responded to Laborlink surveys directly to tell us about their working conditions. Read more at vodafone.com/sbreport2018

36 Vodafone Group Plc Annual Report on Form 20-F 2018 The Vodafone Way underpins our culture and purpose. At its centre is a focus on three core purpose led business to challenges and opportunities, especially outstanding customer experience. them to do so while avoiding unnecessary to the Gigabit Society. renamed it the Digital Vodafone Way to reflect of our digital strategy and purpose. Key the organisation to support this. The Group that digital disruption has on various business leadership shifts and gain insights on what as important as high performance, as failure This year, we employed an average of 103,564 Digital Boot Camps, focusing on digitalising the Our Code of Conduct outlines the behaviours 23,978 contractors. Our senior leadership team to our people managers. Our IT systems, processes and capabilities for and with Vodafone. Our Business Principles a diverse set of experiences and opinions, in data driven services and solutions. In 2018, and set out the values we want everyone understanding the needs of our customers. we launched an acceleration programme, Together, these elements ensure we protect and inclusion begins at the top, with clear adopted agile and lean ways of working, our assets. This year’s, “Doing What’s Right” campaign and is embedded at every level of our business implemented a new IT operating model. of Conduct” and our “Business Principles”. engagement. The campaign highlighted supported by our employees worldwide: Over the last year, we have continued to focus such as dealing with personal data, conflicts of employees who responded said they felt through the roll out of the Digital Vodafone gender, disability, sexual orientation, gender By bringing to life specific risk situations, programme aims to ensure front line staff take This year, we reviewed and updated our Code and, importantly, understanding of the issues problems and deliver an outstanding tolerance stance towards sexual harassment situations that could arise. By the end of March a global minimum paternity standard and scenarios have been developed to provide access to the training had completed it. Strategic Report Our people and culture The people behind ourLiving the Digital Vodafone Way principles: speed, simplicity and trust. We want Our people are behind every aspect of our Digital Vodafone strategy our people to respond swiftly and effectively and are committed to delivering a superior network performance and those that affect our customers. We want bureaucracy and costly and cumbersome internal processes. And we want all of our business activities and decisions to be informed by an understanding that earning and retaining the trust of our customers, employees and all other stakeholders must be integral to everything we do as we connect people This year, we incorporated digital behaviours and mind-sets into the Vodafone Way and the shifts required to support an acceleration initiatives have also taken place at all levels of Executive Committee completed a “Digital Discovery” in Silicon Valley to explore new products and services and examine the impact models. More than 200 leaders attended the Digital Vodafone Way programme to deep A diverse and inclusive Doing what’s rightdive on digital products, understand required organisationWe believe that ethical conduct is just becoming a purpose-led organisation means. people with 136 nationalities as well as over to operate ethically impacts our business.customer experience have also been rolled out includes 26 nationalities, bringing togetherwe expect from every single person working which helps us achieve our goals by betterare the foundation of how we do business are a key enabler to unlock the value Our commitment to all forms of diversity who works for or with Vodafone to respect.to support our Digital Vodafone strategy leadership from the Vodafone Group Plc Board Vodafone’s reputation, our people andwhich strengthened our internal IT capabilities, through the “Digital Vodafone Way,” the “Code modernised our IT architecture and utilised e-learning and gamification techniques Our commitment is acknowledged andto increase employee participation andFocusing on our customers in our 2018 annual Global People Survey, 89% a number of common compliance situations,on improving the customer experience they were treated fairly, irrespective of age,of interest and accepting gifts.Way CARE training initiative. The core of the identity, cultural background or beliefs.the programme aimed to increase awarenessend-to-end ownership for resolving customer of Conduct in order to emphasise our zero-an individual may face and how to deal withcustomer experience. and abuse of authority. We also launched 2018, more than 95% of employees who had As part of the training, new interactive continued to support women returningemployees with a deeper understanding to work through our Reconnect programmeof how to interact and support our diverse and global maternity standard, which, in thecustomer base. For instance, supporting last three years has benefited more than 5,600a customer who is transitioning gender women. The two latter initiatives support ouror customers who are physically disabled. ambition to become the world’s best employer for women by 2025. Our people: key information By contract By genderBy location Employees: 103,564 Male: 62.5%Germany: 12.6% Italy: 5.8%Vodacom: 7.3% Other: 37.5% Contractors: 23,978 Female: 37.5%UK: 11.2%Spain: 4.7% India1: 20.9% The headcount figures are an average of our monthly headcount and includes India but excludes the Netherlands. 1 Includes Vodafone Shared Services India. 2 % of senior women in our top 225 positions. 2018 20172016 Average number of employees 103,564 105,870104,553 Employee engagement 80% 80% 79% Employee turnover rate 18% 18%20% Women in senior leadership positions2 25% 25% 24% Women in management and leadership roles 29% 28% 27%

Vodafone Group Plc Annual Report on Form 20-F 2018 37 needs of our customers are understood and part of our induction process. digital, meaning they want to be able customer experience possible means that new customer features now delivered within the opportunities we provide to young consolidating our tier one and tier two We reward people based on their Opportunities include, but are not limited to: three suppliers. Road traffic accidents are one of our high to our values and success. This year, to drive simplification, empower our line managers, graduate Discover programme. In the last year, we estimate that we have developmental conversations between telematics tracking in Vodafone-dedicated with access to digital workplace experiences, a new performance dialogue rating system. transportation in India. In Vodacom, we’ve ranged from: innovative programmes like leaders last year and fully implemented full telematics tracking package with vehicle bring your child to work day. starting to materialise, with a significant To maintain compliance with our fair pay speeding, harsh braking and swerving. programme from 8 to 19 markets, providing practices in every country in which we operate. an opportunity to join our Technology and retirement and other benefit provision, are: a key area of focus and we have continued easily understood. in place for ten years and has supported more engagement structured schemes. Last year, more than 800 benefit provisions. Global short-term incentive highest performing graduates progressing of employees and global long-term incentive to participate in a global survey which allows individual performance measures. programmes take many forms and in the 87% of employees who responded were Creating a safe place to work We want everyone working with Vodafone developing leadership and management skills with the previous year’s survey. An even higher as initiatives to empower front line staff and of our efforts, we deeply regret to report nine with respect at Vodafone. In addition, 90% recommend Vodafone as a place to work this year we have increased the focus on our Overview Strategic Report Governance Financials Other information This is all part of our approach to ensure the everyone leads by putting the customer first. This year, an additional 40,693 people have been trained and the programme is now a core Our customers are also becoming increasingly to interact seamlessly and consistently with us when and how they want. Making sure our customers have the most engaging digital we need to work and operate in a simple, engaging and dynamic manner. To support this, Vodafone has embraced an agile methodology and established cross functional teams, bringing together the skills needed to improve specific customer journeys to better respond to changing customer demands. Early results are promising, with two week periods as opposed to six-month release schedules. Attracting and developing great people In the last year, we have significantly increasedRecognising performance to improve standards. This has included people to experience work at Vodafone.performance, potential and contributionsuppliers and reducing our reliance on tier work experience, apprenticeships and our and encourage more future-focused andrisk areas. In the last year, we’ve rolled out provided more than 14,000 young peopleemployees and managers, we implementedvehicles and outbound warehouse doubling our previous year’s efforts. This has The approach was piloted with our seniorintroduced the Road Guardian programme, a #Codelikeagirl, week long placements and this year. cameras. The impact of these changes is We extended our apprenticeship standards, we benchmark and monitor our pay decrease in key indicator events such as individuals who do not go to university withThis ensures our pay practices, includingImproving employee wellbeing has also been Retail programmes.compliant with all local legislation, free fromto embed the Group Wellbeing Framework Our Discover graduate programme has beendiscrimination, market competitive and introduced in 2016. than 4,600 graduates to join Vodafone throughWe also offer competitive retirement and otherIncreasing employee graduates joined the programme with ourplans are offered to a large percentage Every year, all our employees are invited to our international scheme – Columbus.plans are offered to our senior managers.us to measure engagement levels and identify This year, we invested more than €60 millionOur arrangements are subject to company andways to improve how we do things. in employee training and development. These The 2018 survey demonstrated that 2018 financial year our core focus was onproud to work for Vodafone, consistent in agile and digital ways of working; as wellto return home safely every day. Despite all 91% of respondents felt that they were treated improve the digital customer experience.recordable fatalities during the year.felt that Vodafone was a socially responsible To make further improvements in this area,company, while 87% of respondents would non-technology suppliers and introducedto their friends and family. a range of structural and corrective measures Better future for youth – apprentices in Vodafone Germany Apprenticeships are a good alternative for high school students who do not want to pursue an academic education before starting work. Vodafone Germany offers apprenticeships in three areas: consumer retail, customer care and technology. All our apprenticeships last between 2.5 and 3.5 years, during which time, participants combine part-time work at Vodafone with their studies at vocational schools. Since 2013, Vodafone Germany has hired between 90 and 105 apprentices every year. We also offer a study and work programme for degree-level students – with options to focus on consumer and enterprise sales, customer care or technology. Students can spend three-month periods working at Vodafone while also studying at the Baden-Wuerttemberg Cooperate State University in Stuttgart. Every year, Vodafone Germany hires up to 40 study and work students. Better future for women – our #Codelikeagirl programme addresses the gender gap in STEM careers In partnership with social enterprise Code First: Girls, Vodafone’s #Codelikeagirl experiential programme provides girls aged 14–18 with basic coding experience including html, CSS, GitHub and Bootstrap. The programme is intended to encourage more girls to pursue science, technology, engineering and maths disciplines. During the year, 550 girls across Vodafone’s markets participated in the programme. In the 2019 financial year the programme will seek to engage with 1,000 girls.

38 Vodafone Group Plc Annual Report on Form 20-F 2018 Committee, and reviewed by the Audit our principal risks Strategic Report Low Impact High Principal risk factors and uncertainties Identifying our risks Our global framework allows us to identify, measure, manage and monitor strategic and operational risks across our footprint. It provides management with a clear line of sight over risk to enable informed decision making. Process for identifyingwhich are then approved by the Executive Defining our principal risks begins with all and Risk Committee and the Board. local markets and entities reporting their biggest risks to create a Group-wide view. The output is used in interviews with around 40 of our senior leaders to gather their insights. The results of both exercises are then aggregated, and considered through the lens of the Company’s strategic objectives for the year ahead, to produce our principal risks disruption (risk 3) as the potential causes for these risks are this risk has increased due to the importance of delivering the assets in a digital economy.LowLikelihoodHigh strategic acquisitions and disposals. dropped below the materiality level for principal risks due to current position Assurance Our principal risks Key changes in the yearPrincipal risks The principal risks have been updated to reflect developments in our strategic priorities as well as progress made in managing them. Key changes: – Disintermediation – (risk 5) has been separated from market managed differently. New risks: – Effective digital and technological transformation – “Digital Vodafone” agenda to transform the core business, drive efficiencies and explore new growth areas. It continues to address the associated risk of failing to deliver a differentiated customer experience and has been expanded to include the risk of an IT transformation failure (a separate principal risk in 2018). – Effective data management – this newly formulated risk reinforces the importance of General Data Protection Regulation (GDPR) as a business transformation programme and also recognises the strategic value of effectively managing our data – Allocation of the Group’s capital – this risk covers failure to deliver long-term value to shareholders if we were unable to manage our capital effectively and successfully integrate Risks removed: – The Convergence and Enterprise profitability risks have positive trends in 2018. What we do with our principal risks Accountability Informed decisions Assign ownership for risks Inform budget and strategic decisions and mitigations Oversight ToleranceFocal point for Executive Committee Set tolerance for risk taking and Board deep dives and benchmark against our Audit and Compliance teams use the Risk reduction risks to inform assurance planning Identify and track actions when outand test how effectively risks are of tolerancebeing managed 11 4 1 2 3 109 65 87

Vodafone Group Plc Annual Report on Form 20-F 2018 39 Overview Strategic Report Governance Financials Other information ways in which Brexit might affect the Group’s operations. Despite the Article 50incorporated and licensed in the jurisdiction in which it operates, and able to adapt likely terms of the post-Brexit arrangements between the UK and the EU, as wellto our customers in the countries in which we operate, inside or outside the the probable impact. There is however more clarity on the timetable, as any futurecompany, and do not use passporting for any of our major services or processes. External or internal attack resulting in service how they relate to each other and the potential cumulative effects. Identifying the Excessive pricing of 5G licences, tax authority Market New telco entrants with lean & agile models Digital competitive pressureLegal andEMF technological transformationrisksrisks Legal andDisintermediation adequate liquidity 8 Effective data management 610 customer registration, anti-bribery, competition law, anti-disruption the Group’s rights requirements risks 10 Allocation of the Group’s capital to inefficient use of capitalrisks Key to principal risksInterconnected risks 1 Cyber threat and information security Our principal risks are presented individually but in managing these risks, we also consider unavailability or data breach interconnectivity between risks allows us to prioritise areas that require increased oversight 2 Adverse political and regulatory measuresand remedial action. challenges, incumbent re-monopolisation 3 Market disruption disruption and unlimited offers creating increased 3transformation 4 Effective digital andregulatory114Commercial Failure to create an agile, digital telco able to deliver a differentiated customer experience 5 Disintermediation Tech players gaining customer relevance through95 emerging technology 6 Global economic disruption/regulatory Economic disruption and uncertainty reducing consumer spending and our ability to refinance 7 Technology resilience 28 Failure of critical IT, fixed or mobile assets causing service disruption PoliticalData measures management Data management failures leading to missed commercial opportunities or a GDPR breach 9 Legal and regulatory compliance Non compliance with laws and regulations includingEconomic Allocation of money laundering, sanctions and intellectual propertyFinancial71capital Technology resilience Cyber threat Failure to maximise returns to shareholders dueTechnology 11 EMF health related risks EMF found to pose health risks causing reduction in mobile usage or litigation Risk management in action: Brexit implications The Board continues to keep the possible implications of Brexit for Vodafone’s Although we are a UK headquartered company, a very large majority of our operations under review.customers are in other countries, accounting for most of our revenue and A cross-functional team, led by two Executive Committee members, has identifiedcash flow. Each of our national operating companies is stand-alone business, Notice having been served, there remains insufficient information about the to a wide range of local developments. As such, our ability to provide services as about any possible transitional arrangements, to draw any conclusions about EU, is unlikely to be affected by Brexit. We are not a major international trading arrangement regarding the future relationship between the EU and the UK wouldDepending on the arrangements agreed between the UK and the EU, two issues have to enter into force either at the formal date of exit (30 March 2019) or at thethat could directly affect our operations, in both cases potentially causing expiration of a potential transition period (31 December 2020) to avoid a so-called us to incur additional cost, are: “cliff edge” scenario.– creation of a data frontier between the UK and the EU: the inability to move data freely between the UK and EU countries might cause us to have to move some technical facilities, and affect future network design; and – inability to access the talent we need to run a multinational Group operation from the UK: increased controls over or restrictions to our ability to employ leading talent from non UK markets could cause us to have to adjust our operating model to ensure that we attract and retain the best people for the roles we have. A further, indirect, issue that could affect our future performance would arise if the Brexit process caused significant revisions to macro-economic performance in our major European markets including the UK, thus affecting the economic climate in which we operate, and in turn impacting the performance of the operating companies in those markets.

40 Vodafone Group Plc Annual Report on Form 20-F 2018 Strategic Report Principal risk factors and uncertainties (continued) Disintermediaton What is the risk?What is the impact? We face increased competition from a variety If we do not provide the digital experience and service of new technology platforms which could impact our customers want, we may lose customer relevance, our customer relationships and experience. We must market share and revenue. be able to keep pace with new technology to compete in changing markets while maintaining high levels of customer service. Effective digital and technological transformation What is the risk?What is the impact? We plan to accelerate the evolution of Vodafone Failure to deliver on our digital and customer experience towards a digital future to improve customer experience,objectives could result in lack of differentiation leading increase speed to market and operate in an efficientto increased customer churn and eventual loss and agile manner. Failure to do this could lead to missed of market share. commercial opportunities, increased cost of working and customer service failures. Market disruption What is the risk?What is the impact? New entrants to markets or competitors with lean models Our market position and revenues could be damaged could create pricing pressure. As more competitors pushby failing to provide the services that our customers want unlimited bundles, it might impact profitability in the at a fair price. short to medium term through price erosion. Adverse political and regulatory measures What is the risk?What is the impact? The scale and complexity of political and regulatory risk If the cost of operations were to significantly increase, is increasing especially as digital becomes the backbone directly or indirectly, this would impact our profitability of economic growth, potentially resulting in political and returns to shareholders. intervention and competitive disadvantage. 5G spectrum auctions are also underway in many jurisdictions which could lead to unfair spectrum allocation or pricing. Cyber threat and information security What is the risk?What is the impact? An external attack, insider threat or supplier breach couldFailing to protect our customer information and service cause service interruption or confidential data breaches.availability could have major customer, financial, reputational and regulatory impact in all markets in which we operate.

Vodafone Group Plc Annual Report on Form 20-F 201841 Overview Strategic Report Governance Financials Other information Key to core programmes:Network LeadershipCustomer eXperience eXcellenceFit for Growth Digital Vodafone Risk owner:Risk category:Link to core Serpil TimurayCommercialprogrammes: Changes since last report This risk was previously managed as part of the wider Market Disruption risk but has now been split out to ensure appropriate consideration is given to our product and service offering. Over the last 12 months, we have seen the strengthening of OTTs message and voice platforms, the boom of digital assistants powered by AI and the continuing growth of Enterprise OTTs. Risk owner:Risk category:Link to core Serpil TimurayCommercialprogrammes: Changes since last report This is a new risk which encompasses the previous CXX and IT Transformation risks. Risk owner:Risk category:Link to core Serpil TimurayCommercialprogrammes: Changes since last report Our joint venture in India is close to receiving regulatory approval. The merged entity should be better able to compete in its marketplace. We face increasing competition in some European markets and are managing this through developing new commercial strategies and differentiated offerings and customer experience. Risk owners:Risk category:Link to core Nick Read/Joakim Reiter Legal and regulatoryprogrammes: Changes since last report We continue to engage with governments, regulatory and public bodies and have seen some success in our strategy, particularly in Europe. We are seeing increasing regulatory intervention in areas like privacy, security and net neutrality. We have had recent success in spectrum auctions which will allow us to continue to maintain network leadership positions. Risk owners:Risk category:Link to core Johan Wibergh/Joakim Reiter Technology programmes: Changes since last report We continue to make progress with our security strategies and have seen improvements in our control effectiveness. We have launched a new Security Risk, Control and Assurance Framework to provide guidance and oversight across all Security risks.

42 Vodafone Group Plc Annual Report on Form 20-F 2018 Strategic Report Principal risk factors and uncertainties (continued) Allocation of the Group’s capital What is the risk?What is the impact? We may not effectively allocate the Group’s capital If we fail to make the make the correct investment to maximise returns by failing to identify opportunities,decisions or to execute our strategy in line with agree appropriate terms, legally complete andexpectations, our cash flow, revenue and profitability successfully execute strategically important acquisitions,could be negatively impacted. partnerships including joint ventures and disposals. Legal and regulatory compliance What is the risk?What is the impact? Vodafone must comply with a multitude of local andNon-compliance with legislation or regulatory international laws as well as more specific regulations.requirements could lead to reputational damage, These include licence requirements, customer financial penalties and/or suspension of our license registrations, anti-money laundering, competitionto operate. law, anti-bribery law, intellectual property rights and economic sanctions. Effective data management What is the risk?What is the impact? We process vast amounts of data and are subject Failure to achieve data governance could lead to data to numerous compliance, security, privacy, data quality mismanagement thereby preventing us achieving our and regulatory requirements. Processing and using data strategic goals, and processing of data ethically this data is critical to fulfilling our customers’ servicein line with our values. If we do not use data (with expectations in a digital world, but must be doneappropriate permissions) to inform our services and according to an informed consent framework with clear offers, we will not be able to meet customer expectations, and traceable permissions.which will have a negative effect on both NPS and customer lifetime value. Technology resilience What is the risk?What is the impact? A technology site loss could result in a major impact Major incidents caused by suppliers, natural disasters on our customers, revenues and reputation. This couldor an extreme technology failure, although rare, could involve all major technology sites including: mobile, fixed,result in the complete loss of a key technology site and data centres.causing severe impact on our customers, revenues and reputation. Global economic disruption/adequate liquidity What is the risk?What is the impact? As a multinational business, we operate in many Economic instability and subsequent reductions countries and currencies, so changes to global economicin corporate and consumer spending or an impact conditions can impact us. Any major economicon capital markets could restrict our refinancing disruption could result in reduced spending power foroptions. A relative strengthening or weakening of the our customers and impact our ability to access capital major currencies in which we transact could impact markets. A relative strengthening or weakening of theour profitability. major currencies in which we transact could impact our profitability.

Vodafone Group Plc Annual Report on Form 20-F 2018 43 Overview Strategic Report Governance Financials Other information Key to core programmes:Network LeadershipCustomer eXperience eXcellenceFit for Growth Digital Vodafone Risk owner:Risk category:Link to core Nick ReadCommercial programmes: Changes since last report Included in the principal risks for the first time. Risk owner:Risk category:Link to core Rosemary MartinLegal and Regulatory programmes: Changes since last report Data privacy has now moved into our Data management risk. Due to an increase in patent infringement threats and claims, intellectual property rights are now considered as part of this risk. Risk owner:Risk category:Link to core Serpil TimurayCommercialprogrammes: Changes since last report Included in the principal risks for the first time. Risk owner:Risk category:Link to core Johan WiberghTechnology programmes: Changes since last report Our technology resilience levels continue to mature across all sites. Resilience levels were tested following network outages in some markets and we have worked to make improvements based on the lessons learned from these incidents. Risk owner:Risk category:Link to core Nick ReadFinancial programmes: Changes since last report There are no significant changes to this risk. We continue to take action to increase the average life of our bond debt and interest rate fixing.

44 Vodafone Group Plc Annual Report on Form 20-F 2018 Strategic Report Principal risk factors and uncertainties (continued) The Board has concluded that the most The plans and projections prepared provide sufficient headroom, which remained continues to be three years, as the periodthe Group’s cash flows, committed andthe Directors confirm that they have those of an operational nature) are expectedratios. They were drawn up on the basis remains in operation and is able to meet its Long-Term Viability Statement The UK Corporate Governance CodeThe Vodafone methodologyViability statement (the ‘Code’)The Board carried out an assessmentHaving considered the principal risks facing The Code requires the Directors to assess of the principal risks facing the Group the Group and their inherent uncertainty, the prospects of the Group over a periodthat would threaten its business model,as well as the likely effectiveness of the significantly longer than 12 months andfuture performance, solvency or liquidity.planned mitigating actions, the Directors whether they have a reasonable expectation The assessment starts with the available deem that the process of stress-testing that the Company will be able to continueheadroom as of 31 March 2018 and follows the Group’s prospects is reasonable and in operation and meet its liabilities as they fall a three-stage approach to stress test itappropriate. The cash and facilities available due over the period of their assessment.(as shown in the diagram).to the Group as of 31 March 2018, along with The review periodKey assumptions options available to reduce cash outgoings, relevant time period for this assessmentas part of this forecasting cycle includepositive in all scenarios tested. Therefore, in which the principal risks (particularly required funding and other key financiala reasonable expectation that the Group to develop, in what is a fairly dynamic industry that debt refinance will be available in all liabilities as they fall due up to 31 March 2021. sector with the potential impact from digital plausible market conditions and that there transformation a fast evolving risk. This time will be no material changes to the business horizon is also supported by the business structure over the review period. The Group planning and forecasting cycle. has also taken into account the liquidity implications of merger and acquisition activity not yet completed. As of 31 March 2018, the Group had sources of liquidity (comprised mainly of cash and cash equivalents, and available facilities) of €18.9bn, excluding cash in the held for sale Indian subsidiary. Electro-magnetic fields related health risks What is the risk?What is the impact? Electromagnetic signals emitted by mobile devices This is an unlikely risk; however, it would have a major and base stations may be found to pose health risks,impact on services used by our customers in all our with potential impacts including: changes to national markets – particularly in countries that have a greater legislation, a reduction in mobile phone usage concern for environmental and health related risks. or litigation.

Vodafone Group Plc Annual Report on Form 20-F 2018 45 Overview Strategic Report Governance Financials Other information Key to core programmes:Network LeadershipCustomer eXperience eXcellenceFit for Growth Digital Vodafone The Vodafone methodology Headroom The available headroom is calculated using the cash and cash equivalents, plus available facilities, at year end Long Range Plan Three-year forecast is used to calculate cash position and available headroom over the period of sensitivity to “business as usual” risks tolerable revenue and adjusted EBITDA as well as significant cash flow drivers, Overall viability = headroom – cash impact of risks + additional liquidity options Long range plan output used to perform a sensitivity analysis, reviewing central debt profile and cash headroom analysis, including a review to revenue and profit growth. The analysis focuses on the maximum decline over the three-year period, such as capital expenditure and debt financing. Quantification of the cash impact of a combined scenario where multiple risks materialise, including the following: a. Failure to respond to market disruption resulting in loss of market share. b. Market disruption exacerbated by economic downturn, resulting in restricted access to capital markets and devaluation of emerging market currencies. c. Major data breach resulting in litigation and penalties. Severe but plausible scenarios modelled for each of the principal risks to quantify the cash impact of an individual risk materialising over the three-year period. The top three risks with the highest potential financial impact relate to global economic disruption, adverse political and regulatory measures, and executing the digital and technological transformation. Sensitivity analysis Combined risk scenario Principal risks Assessment of viability Assessment of prospects Risk owner:Risk category:Link to core Joakim Reiter Legal and regulatoryprogrammes: Changes since last report There are no material changes to the risk.

46 Vodafone Group Plc Annual Report on Form 20-F 2018 highest standards of Yea would not stand for re-election at the 2017 AGM, it was identified Welcome to the Corporate Governance Report for the year ended financial experience. In January 2018, we announced the appointment corporate governance at the heart of everything they do. This report will and is an important addition to the Board. Further information governance in place to help support the creation of long-term value for re-election at our AGM in July, in order to focus on his executive role. made against our ambition to be a converged communications leader to the Board over the last three years. Keeping in mind the delicate balance of skills and experience needed for and an Enterprise leader internationally. Key to this progress is ensuring that the Board and senior management independent character and judgement, I have asked Samuel to remain annual calendar is the Board strategy day. Each year, the strategy day representation on the Board by 2020. We are committed to having offices in Düsseldorf. As well as providing time for the Board and senior management to focus consideration the targets outlined in the Parker and Hampton-to meet colleagues, customers and other stakeholders in one of our of Vodafone’s culture and embedding it throughout the Group. Executive role. From 1 October 2018, Vittorio Colao will be succeeded of Conduct (the behaviours we expect) underpin everything that Valle (our Deputy CFO) succeeding Nick and joining the Board after the out the type of organisation we want to be. Everyone who works for and the Nominations and Governance Committee continued to keep under Principles, our Code of Conduct and the Digital Vodafone Way can balance of skills and experience. On 1 June 2017, Maria Amparo Moraleda Martinez joined the Board understand how we work is as important as what we achieve and technology experience and has been a valuable addition to the Board. throughout the Group. Governance Chairman’s governance statement Committed to the corporate governance Strong and robust corporate governance is integral to creating long-term value and success for the benefit of our shareholders and stakeholders. Dear Shareholder, Following the announcement in March 2017 that Nick Land and Phil 31 March 2018 which I am pleased to present on behalf of the Board.that the Board would benefit from the addition of someone with This year has seen continued focus on companies’ corporate of Michel Demaré with effect from 1 February 2018. Michel has a strong governance arrangements, ensuring that they have strong and robustbackground in corporate finance and a wealth of leadership experience outline how your Board has ensured that we have effective corporate on Michel’s appointment process can be found on page 63. our shareholders and stakeholders.We have also announced that Dr. Mathias Döpfner will not be seeking My Chairman’s statement on page 3 highlights the progress we have I would like to take this opportunity to thank Mathias for his contribution in all of our European markets, a mobile data leader in Africa and India, your Board to operate effectively, and given Samuel Jonah’s continued remain focused on the right things and a significant event within ouron the Board and to seek re-election for a further 12 months at our AGM. takes place in a key location and this year it was held at our Germany The Board is currently meeting its target of having at least 33% female a diverse board in all respects and the Committee has taken into specifically on strategy, the day also gives the Board the opportunityAlexander reports. local markets.Culture and governance Board changes The Board recognises the importance of its role in setting the tone In May 2018, we announced the succession plan for the Group Chief Our Business Principles (the values we respect) and our Code by Nick Read, our current Chief Financial Officer, with Margherita Della we do and are reinforced through the Digital Vodafone Way, which sets AGM on 27 July 2018. In addition to this executive succession planning,with us is required to comply with these. An overview of our Business review the composition of the Board to ensure that we have the rightbe found on pages 36 and 37. The Board, Executive Committee and our senior management as a Non-Executive Director. Amparo has strong international instil focus on the importance of compliance and integrity at all levels To ensure a smooth transition, Amparo has undertaken an extensive induction programme, of which further information is available on page 56. Contents 46 Chairman’s governance statement 60 Board evaluation 48 Board of Directors 62 Nominations and Governance Committee 50 Executive Committee 64 Audit and Risk Committee 52 Leadership structure 70 Remuneration Committee 54 Board activities 88 Our US listing requirements 56 Board effectiveness 89 Directors’ report 58 Engaging with our stakeholders

Vodafone Group Plc Annual Report on Form 20-F 2018 47 the last 12 months for our work in diversity and inclusion. As discussed in all forms. This year Vodafone was acknowledged as a top 100 LGBT+ male champion of women in business in the UK by the Financial Times of corporate governance in place to support the successful execution Vodafone has complied with it. that in 2017 Vodafone won Strategic Report of the Year and was also and commitment to good reporting. for the benefit of our shareholders and in doing so having regard for to engage with you and to answer your questions on the performance over the year can be found on pages 58 and 59. 60 and 61 which I am pleased to report show that your Board is still Group is integral to the delivery of our strategy and your Board remain Overview Strategic Report Governance Financials Other information It is pleasing to see the external recognition Vodafone has received over on pages 36 to 37, Vodafone is committed to diversity and inclusion inclusive employer by Stonewall and Vittorio was recognised as the top and HERoes. The Board is also committed to ensuring there is a robust system of Vodafone’s strategy. This year Vodafone was subject to the 2016 UK Corporate Governance Code and I am pleased to confirm that Following our success at the ICSA: The Governance Institute Awards 2016, winning Best Audit Report Disclosure, I am pleased to tell you nominated for Annual Report of the Year, recognising our hard work Engagement with our stakeholders Vodafone’s success is dependent upon your Board taking decisions all of our stakeholders. A key event during the year is the AGM whereby the Board is able of the Group. Further details on how we have engaged with all of our stakeholders Board effectiveness This year the Board again undertook an internal evaluation with the assistance of Lintstock. The results of this review can be found on pages operating effectively. Looking ahead Maintaining the highest standards of corporate governance across the focused on creating sustainable long-term value for the benefit of our shareholders and stakeholders. /s/ Gerard Kleisterlee Gerard Kleisterlee Chairman 8 June 2018 Compliance with the 2016 UK Corporate Governance Code (the ‘Code’) In respect of the year ended 31 March 2018, Vodafone Group Plc was subject to the Code (available from www.frc.org.uk). The Board is pleased to confirm that Vodafone applied the principles and complied with all of the provisions of the Code throughout the year. Further information on compliance with the Code can be found as follows: LeadershipRead more EffectivenessRead more Accountability Read more Remuneration Read more Relations with shareholdersRead more Disclosure Guidance and Transparency Rules We comply with the corporate governance statement requirements pursuant to the FCA’s Disclosure Guidance and Transparency Rules by virtue of the information included in this “Governance” section of the Annual Report together with information contained in the “Shareholder information” section on pages 191 to 197. Dialogue with shareholders 58 Constructive use of general meetings 58 The level and components of remuneration 73 Procedure 70 Financial and business reporting65 Risk management and internal control68 Audit Committee and auditors 64 Composition of the Board 52 Appointments to the Board 62 Commitment 62 Development 57 Information and support 57 Evaluation 60 Re-election 62 The role of the Board 52 Division of responsibilities 53 The Chairman 53 Non-Executive Directors 53

48 Vodafone Group Plc Annual Report on Form 20-F 2018 and diverse leadership Governance Board of Directors Experienced, effective Our business is led by our Board of Directors. Biographical details of the Directors and senior management as at 8 June 2018 are as follows (with further information available at vodafone.com/board). Committee Key: A Audit and Risk Committee N Nominations and Governance Committee R Remuneration Committee Solid background signifies Committee Chair Gerard Kleisterlee NVittorio Colao Nick Read Chairman – Independent on appointment Chief Executive – Executive Director Chief Financial Officer – Executive Director Tenure: 7 years Tenure: 11 years Tenure: 4 years Skills and experience:Skills and experience:Skills and experience: Gerard has extensive experience of senior leadership of With over 20 years’ experience working in the telecoms As Group Chief Financial Officer, Nick combines strong global businesses both in the developed and emerging industry, Vittorio has extensive leadership skills commercial and operational leadership with a detailed markets. He brings to the Group a deep understanding developed within both Vodafone and the industry understanding of the industry and its challenges of the consumer electronics, technology andand is widely recognised as an outstanding leader inand opportunities. Nick has wide-ranging experience lifestyle industries gained from his career with Philips the telecoms sector. Vittorio became a member ofin senior finance roles both at Vodafone and other Electronics spanning over 30 years and continues the Board in October 2006 and was appointed Chief multinational companies including United Business to use this experience to oversee the development Executive in July 2008. Vittorio will stand down as aMedia plc and Federal Express Worldwide. Nick will of Vodafone’s strategy and the effectiveness of its Director and as Chief Executive on 30 September 2018.become Chief Executive on 1 October 2018. o perations as a total communications company.Other current appointments:Other current appointments: Other current appointments:– European Round Table of Industrialists, vice– Booking Holdings Inc., non-executive director – Royal Dutch Shell, deputy chair, senior independent chairman(subject to approval at the annual meeting of director, chair of the remuneration committee– Unilever PLC, non-executive director and chair of thestockholders in June 2018) and member of the nomination and succession compensation committee committee with effect from 23 May 2018 – ASML, chairman of supervisory board Sir Crispin Davis A NMichel DemaréDr Mathias Döpfner R Non-Executive Director Non-Executive Director Non-Executive Director Tenure: 3 years Tenure: <1 year Tenure: 3 years Skills and experience:Skills and experience:Skills and experience: Sir Crispin has broad-ranging experience as a business Michel brings extensive international finance, strategyMathias brings wide-ranging experience within the leader within international content and technologyand M&A experience to the Board, gained during hisglobal digital media industry to the Board. Having markets from his roles as chief executive of RELX Group 18-year career at Dow Chemical, as CFO of Baxterled his business, Axel Springer SE, through a highly (formerly Reed Elsevier) and the digital agency, Aegis International (Europe), and as CFO and head of global successful transition into digital and international Group plc, and group managing director of Guinness markets of ABB Group. He was the non-executive markets, he provides a digital perspective to the PLC (now Diageo plc). He was knighted in 2004 forchairman of Syngenta until the company was sold toBoard’s strategy. Mathias will be stepping down from services to publishing and information. He brings aChemChina in 2017.the Board at our AGM on 27 July 2018. s trong commercial perspective to Board discussions.Other current appointments:Other current appointments: Other current appointments:– UBS AG, independent vice chairman– Axel Springer SE, chairman and chief executive – Hasbro, non-executive director– Louis Dreyfus Company Holdings BV, non-executive officer – Oxford University, trustee and member of the director– Time Warner and Warner Music Group, member of university board– IMD Business School in Lausanne, vice chairman of the board of directors – CVC Capital Partners, adviser the supervisory board – Business Insider Inc., chairman of the board of – Rentokil Initial plc, non-executive director– Department of Banking and Finance at the University directors of Zurich, advisory board member– American Academy, American Jewish Committee and the European Publishers Council, holds honorary offices – St John’s College, University of Cambridge, member

Vodafone Group Plc Annual Report on Form 20-F 2018 49 Other current appointments: she was appointed Dame Commander of the Order of Board and the Committees for which she is a member. Other current appointments: – Aviva UK Insurance Ltd, chairman – HSBC UK, non-executive chairman Committee, chairman – Royal Botanical Gardens, Kew, Queen’s trustee – Oracle Corporation, non-executive director committees non-executive director and chair of the audit chairman remuneration committee – Zurich Insurance Group, board member – Hollard (formerly Metropolitan) Insurance Company member board Overview Strategic Report Governance Financials Other information Dame Clara Furse AValerie Gooding cbeN RRenee James N R Non-Executive Director Senior Independent Director Non-Executive Director Tenure: 3 years Tenure: 4 years Tenure: 7 years Skills and experience:Skills and experience:Skills and experience: Dame Clara brings to the Board a deep understanding Valerie brings a wealth of international business Renee brings comprehensive knowledge of the of international capital markets, regulation, service experience obtained at companies with high levels high technology sector developed from her long industries and business transformation developed of customer service including British Airways and career at Intel Corporation where she was president. from her previous roles as chief executive officer of the as chief executive of BUPA which, together with herShe is currently the chairman and CEO of Ampere London Stock Exchange Group plc and Credit Lyonnais focus on leadership and talent, is greatly valuable toComputing. Her extensive experience of international Rouse Ltd. Her financial proficiency is highly valued asBoard discussions.management, technology and the development and a member of the Audit and Risk Committee. In 2008implementation of corporate strategy is an asset to the the British Empire.– TUI AG, non-executive director Other current appointments:– English National Ballet, trustee– The National Security Telecommunications Advisory – Amadeus IT Group SA, non-executive director– Lawn Tennis Association Trust, chairman– Carlyle Group, operating executive – Citigroup Inc., non-executive director Samuel Jonah kbe RAmparo MoraledaADavid Nish A Non-Executive Director Non-Executive Director Non-Executive Director Tenure: 9 years Tenure: <1 year Tenure: 2 years Skills and experience:Skills and experience:Skills and experience: Samuel brings experience and understanding ofAmparo brings strong international technologyDavid has wide-ranging operational and strategic business operations in emerging markets, particularly experience to the Board from her previous role asexperience as a senior leader and has a strong Africa. Previously executive president of AngloGold chief executive officer of the international division of understanding of financial and capital markets Ashanti Ltd, he provides an international, commercial Iberdola and a career spanning 20 years at IBM, wherethrough his previous directorships which include chief perspective to Board discussions.she held a number of positions across a range ofexecutive officer and chief financial officer of Standard Other current appointments:global locations.Life plc and chief financial officer of Scottish Power plc. – Global Advisory Council of Bank of America, memberOther current appointments:Other current appointments: – President of Togo, adviser– Airbus Group, non-executive director, chair of– HSBC Holdings Plc, non-executive director – Iron Mineral Beneficiation Services, non-executivethe nominations, governance and remuneration– London Stock Exchange Group Plc, – Jonah Capital (Pty) Limited, executive chairman– CaixaBank, non-executive director and chair of thecommittee Limited, chairman– Solvay, non-executive director – The Investment Climate Facility, member of trustee– Royal Academy of Economic and Financial Services, Experience and skills Non-Executive Directors Consumer goods Media Finance and capital markets Technology Financial services Telecoms Emerging markets Consumer services Gender composition Board of Directors Female Male

50 Vodafone Group Plc Annual Report on Form 20-F 2018 driving performance culture and work environment, thereby building strong Previous roles include: – Practical Law Company, chief executive officer manages a portfolio which includes: Vodafone Global policy objectives and on issues of importance to – Ericsson, various roles including executive VP Things and Cloud & Security. operate. He is also responsible for security, and for the Governance Executive Committee Delivering our strategy, Chaired by Vittorio Colao, the Executive Committee focuses on managing Vodafone’s business affairs as a whole, which includes the delivery of a competitive strategy, developing our financial structure and planning, driving financial performance and ensuring good succession planning and talent pipeline. Serpil TimurayRosemary MartinRonald Schellekens Chief Commercial Operations and Group General Counsel andGroup Human Resources Director Strategy Officer Company Secretary Tenure: 1 year Tenure: 8 years Tenure: 9 years Responsibilities:Responsibilities:Responsibilities: Serpil is responsible for Vodafone’s global commercial Rosemary is responsible for managing Vodafone’s legal Ronald is responsible for leading Vodafone’s operations and strategy, as well as innovation andrisk and for providing legal, compliance and company people and organisation strategy which includes transformation projects, including the Customer secretariat services to the Group.developing strong talent and leadership, effective e Xperience eXcellence global programme.Previous roles include:organisations, strategic capabilities and an engaging – Vodafone, Regional Chief Executive Officer – Africa,(2008–2010) capabilities in Vodafone to deliver growth. Middle East and Asia-Pacific Region (AMAP)– Reuters Group Plc, various governance roles Previous roles include: (2013–2016) including group general counsel and company– Royal Dutch Shell, HR executive vice president – Vodafone Turkey, Chief Executive Officer secretary (1997–2008)(2003–2008) (2009–2013)– Rowe & Maw, partner (1990–1997)– PepsiCo, senior vice president (1994–2003) – Danone Turkey, chief executive officer (2002–2008),– AT&T Network Systems, various human resources marketing director with additional sales director role roles (1986–1994) (1999–2002) – Procter & Gamble Turkey, various marketing roles including executive committee member (1991–1999) Johan Wibergh Brian Humphries Joakim Reiter Group Technology Officer Group Enterprise Director Group External Affairs Director Tenure: 3 years Tenure: 1 year Tenure: <1 year Responsibilities:Responsibilities:Responsibilities: Johan is responsible for leading Vodafone’s global Brian manages and leads Vodafone’s growingJoakim leads Vodafone’s engagement with external technology organisation. His role is integral to Global Enterprise business which provides total stakeholders (including governments, regulators, developing Vodafone’s convergence strategy on acommunications solutions to businesses. His international institutions, the media and industry global scale. responsibilities include Vodafone’s strategy andcommentators) in order to project Vodafone’s position Previous roles include:execution in the Enterprise market worldwide. He on the contribution of our industry to broader (1996–2015) Enterprise, Vodafone Carrier Services, Internet ofour customers and to the communities in which we Previous roles include:Vodafone Foundation, of which he is a trustee. – Dell-EMC, president, enterprise solutions Previous roles include: (2013–2017)– United Nations, assistant secretary-general – Hewlett-Packard, various roles including senior vice and United Nations Conference on Trade and president, emerging markets (2002–2013) Development, deputy secretary-general (2015–2017) – Ministry of Foreign Affairs, Sweden, deputy director-general (2014–2015) – World Trade Organisation, ambassador (2011–2014) – Permanent Representation to the European Union, minister councillor (2008–2011)

Vodafone Group Plc Annual Report on Form 20-F 2018 51 Previous roles include: Previous roles include: plans and delivery against KPIs; and (2013–2016) managing director (2008–2013) technologies. (2009–2015) (2006–2012) Previous roles include: commercial plans; and commercial plans; and 2012), Executive Committee member (1995–2009), (1999–2012) (1988-1991) Overview Strategic Report Governance Financials Other information The Committee is comprised of Vittorio Colao, Groupdeveloping the upcoming budget and three-year – Business performance; Tenure refers to length of service in role.c onsidered the following items:– Talent updates; be found on page 48. – Updates and reports on health and safety matters; Committee Meetings – Presentations from senior managers, including to identify key strategic issues facing Vodafone – Substantial business developments and projects;Operations Director, the Group Audit Director – Chief Executive’s update on the business and the– Competitor performance analysis. Nick Jeffery Dr Hannes Ametsreiter Aldo Bisio Chief Executive Officer – Vodafone UK Chief Executive Officer – Vodafone Germany Chief Executive Officer – Vodafone Italy Tenure: 1 year Tenure: 2 years Tenure: 4 years Responsibilities:Responsibilities:Responsibilities: Nick is responsible for:Hannes is responsible for:Aldo is responsible for: – Defining Vodafone’s strategy in the UK in accordance– Defining Vodafone’s strategy in Germany in– Defining Vodafone’s strategy in Italy in accordance with Group strategy and operating models;accordance with Group strategy and operating models;with Group strategy and operating models; – Delivering the strategic vision and executing – Positioning Vodafone Germany as a gigabit company,– Delivering the strategic vision and executing commercial plans; andstrengthening its role as Germany’s leading TV commercial plans; and – Ensuring delivery against KPIs.provider and integrated player;– Ensuring delivery against KPIs. – Delivering the strategic vision, executing commercial – Vodafone Group Enterprise, Chief Executive Officer – Shaping Vodafone’s leadership role in digital– Ariston Thermo Group, chief executive officer/ – Cable & Wireless Worldwide, Chief Executive Officer – McKinsey & Company, senior partner (2007–2008) (2012–2013) Previous roles include: – RCS Quotidiani, managing director (2004–2006) – Vodafone Global Enterprise, Chief Executive Officer – Telekom Austria, group chief executive officer– McKinsey & Company, partner (1992–2004) – Vodafone Group, Director, Business Marketing– A1 Telekom, chief executive officer (2009) (2004-2006)– Mobilkom Austria/Telekom Austria, chief marketing officer (2001–2009) António Coimbra Vivek Badrinath Ahmed Essam Chief Executive Officer – Vodafone SpainChief Executive Officer – Africa, Middle East Chief Executive Officer – Europe Cluster and Asia-Pacific Region (AMAP) Tenure: 5 years Tenure: 1 year Tenure: 1 year Responsibilities:Responsibilities:Responsibilities: António is responsible for:Vivek oversees Vodafone’s operations in the Vodacom Ahmed oversees Vodafone’s operations in the – Defining Vodafone’s strategy in Spain in accordanceGroup, India, Australia, Egypt, Ghana, Kenya, NewNetherlands, Portugal, Ireland, Greece, Romania, with Group strategy and operating models;Zealand and Turkey. This includes:Czech Republic, Hungary, Albania and Malta. – Delivering the strategic vision and executing– Defining Vodafone’s strategy in these local marketsThis includes: commercial plans; andin accordance with Group strategy and operating– Defining Vodafone strategy in these local markets in – Ensuring delivery against KPIs.models;accordance with Group strategy and operating models; – Delivering the strategic vision and executing– Delivering the strategic vision and executing – Vodafone Portugal, Chief Executive Officer (2009–– Ensuring delivery against KPIs.– Ensuring delivery against KPIs. Marketing and Sales Director (1992–1995) Previous roles include:Previous roles include: – Apritel – Telco Association (on behalf of Vodafone– AccorHotels, deputy chief executive (2014–2016)– Vodafone Egypt, Chief Executive Officer (2014–2016) Portugal), president (2005–2007)– Orange, deputy chief executive (2013–2014)– Vodafone Group, Group Commercial Director – Vodafone Japan, Chief Marketing Officer (2004)(2012–2014) – Olivetti Portugal, marketing manager (1991–1992)– Vodafone Egypt, various roles including customer – Siemens Portugal, produce and sales manager care and consumer business unit director Membership The agreed strategy is then used as a basis for Chief Executive, Nick Read, Group Chief Financial operating plans.– Updates and presentations from the head of each Officer and the senior managers as detailed below. The Committee met 11 times during the year and Group function; Biographies for Vittorio Colao, and Nick Read can – Strategy; – Customer innovations; Each year the Committee conducts a strategy review – The new brand positioning strategy;from the Group Financial Controlling and to be presented to the Board.and the Group Risk and Compliance Director; and business environment;

52 Vodafone Group Plc Annual Report on Form 20-F 2018 – Board composition and succession planning; and systems and processes to identify, manage and mitigate the principal processes in place to ensure that there is appropriate succession respective Committee reports on pages 62 to 87. competitive business performance in line with established risk and listed company management. Governance Leadership structure How we are governed The Board currently comprises the Chairman, two Executive Directors and nine Non-Executive Directors. Our Non-Executive Directors bring wide and varied commercial experience to the Board and Committees. Our Board Our Committees The Board is responsible for: The Board has delegated to its Committees’ responsibility for – Ensuring leadership through effective oversight and review. The maintaining effective governance in relation to: Board sets the strategic direction and aims to deliver sustainable– Audit and risk; stakeholder value over the longer term; – Remuneration; – Overseeing the implementation of appropriate risk assessment risks of the Company’s business;– Corporate governance. – Effective succession planning at Board level and for assessing theFull details of the Committees’ responsibilities are detailed within the planning among senior management. Much of this work is delegated to the Nominations and Governance Committee; andThe Executive Committee and other management committees – Matters relating to finance, audit and internal control, legal, reputation are responsible for implementing strategic objectives and realising management frameworks, compliance policies, internal control systems and reporting requirements. Committee of Group disclosures and procedures in relation policy compliance. Reporting The Board Responsible for the overall conduct of the Group’s business including our long-term success; setting our purpose; values; standards and strategic objectives; reviewing our performance; and ensuring a positive dialogue with our stakeholders is maintained. Comprised of the Chairman, Senior Independent Director, Non-Executive Directors, the Chief Executive and the Chief Financial Officer. Chief Executive Audit and Risk Committee Reviews the integrity, adequacy and effectiveness of the Group’s system of internal control, including the risk management framework and related compliance activities. 64 Read more Nominations and Governance Committee Evaluates Board composition and ensures Board diversity and a balance of skills. Reviews Executive succession plans to maintain continuity of skilled resource. Oversees matters relating to corporate governance. 62 Read more Remuneration Committee Sets, reviews and recommends the policy on remuneration of the Chairman, Executives and senior management team. Monitors the implementation of the Remuneration Policy. 70 Read more Executive Committee Focuses on strategy implementation, financial and competitive performance, commercial and technological developments, succession planning and organisational development. Disclosure Oversees the accuracy and timeliness and approves controls to the public disclosure of financial information. Key Delegation Risk and Compliance Committee Assists the Executive Committee in fulfilling its accountabilities with regard to risk management and Chief Financial Officer

Vodafone Group Plc Annual Report on Form 20-F 2018 53 Board and Committee meetings during the year: one another. debate between Executive and Non-Executive Directors; management to stay informed; and through the normal channels is inappropriate. – Contribute to developing our strategy; and attend is shown next to the number attended. Additional meetings were held as required. – Scrutinise and constructively challenge the performance of Nominations and Governance Committee meeting due to medical reasons. 3 Dr Mathias Döpfner was unable to attend one Board meeting due to a prior 5 Nick Land and Phil Yea stepped down from the Board on 28 July 2017. Executive Committee. Board meeting the Directors are made aware of the key discussions Chief Financial Officer Committee Chairmen. Minutes of Board and Committee meetings to our business purpose and strategy. Vodafone’s culture is defined programmes and ensuring that all Directors have full and of Conduct. Together these set out what we expect from our employees simplicity and trust. Our Code of Conduct, which includes our Business Secretary is a matter for the Board as a whole. Committee led campaigns and engagement throughout the year of our business. The Board discharges some of its responsibilities insight into our culture, including employee engagement, health, safety management. The Matters Reserved for the Board and Committee state of our culture, through activities such as compliance reviews and available on our website. Overview Strategic Report Governance Financials Other information The following table shows the attendance of Directors at scheduledDivision of responsibilities We have a clear division of responsibilities between our Chairman and Chief Executive, each role is clearly defined and is quite distinct from Chairman – Leads the Board, sets the agenda and promotes a culture of open – Regularly meets with the Chief Executive and other senior – Ensures effective communication with our stakeholders. Senior Independent Director – Provides a sounding board to the Chairman and appraises his performance; – Acts as intermediary for other Directors, if needed; and – Is available to respond to shareholder concerns when contact Notes:Non-Executive Directors The maximum number of scheduled meetings held during the year that each Director could 1 Sir Crispin Davis was unable to attend one Board, Audit and Risk Committee and 2 Michel Demaré was appointed on 1 February 2018.management in the execution of our strategy. business commitment. 4 Amparo Moraleda was appointed on 1 June 2017.Chief Executive The meetings are structured to allow open discussion. At each – Leads the business, implements strategy and chairs the and decisions of the three principal Committees by the respective are circulated to all Directors after each meeting. Details of the– Responsible for the preparation and integrity of our Board’s activities during the year are set out on pages 54 and 55.financial reporting. Our culture Company Secretary The Board recognises that a healthy corporate culture is fundamental – Assists the Chairman by organising induction and training through the Digital Vodafone Way, our Business Principles and the Code timely access to all relevant information; and how we expect business to be carried out. By embedding the– Ensures that the correct Board procedures are followed; and Digital Vodafone Way into our processes, we strive for a culture of speed,– Advises the Board on corporate governance matters. Principles and the Digital Vodafone Way, can be found on our website.– The removal of the Group General Counsel and Company Our leaders have a critical role in setting the tone of our organisation and championing the behaviours we expect to see. The ExecutiveThe Board is collectively responsible for the oversight and success to highlight our values and beliefs. Various indicators are used to provide directly and others through its principal Board Committees and through and wellbeing measures and diversity indicators. We regularly assess theTerms of Reference were last reviewed in March 2018 and are we address behaviour that falls short of our expectations. – Several presentations were provided to the Board,Vodafone brand is present. – Providing challenge and guidance to the brand team,2018 meeting which highlighted the success Our new brand positioning strategy DevelopmentApproval Given the strategic significance of the new brandThe Board was fully briefed as our new brand strategy The new brand positioning strategy was approved positioning, the Board was involved with its was being developed which included:by the Board at its July 2017 meeting. development and launch:– Holding in-depth discussions over several months Launch as the new brand strategy was developed;On 5 October 2017, the new brand strategy was launched across all 36 countries in which the noting the progression being made by the brand team; andReview The Board was provided an update at its March which enabled them to refine the brand strategy.of the new brand strategy launch. Attendance table Nominations Audit and Riskand Governance Remuneration Board Committee Committee Committee Gerard Kleisterlee 7/7 – 5/5 – Vittorio Colao 7/7 – – – Nick Read 7/7 – – – Sir Crispin Davis1 6/7 4/5 2/3 – Michel Demaré2 1/1 – – – Dr Mathias Döpfner3 6/7 – – 5/5 Dame Clara Furse 7/7 5/5 – – Valerie Gooding cbe 7/7 – 5/5 5/5 Renee James 7/7 – 3/3 5/5 Samuel Jonah kbe 7/7 – – 5/5 Amparo Moraleda4 6/6 4/4 – – David Nish 7/7 4/4 – – Nick Land5 2/2 1/1 – – Phil Yea5 2/2 1/1 2/2 –

54 Vodafone Group Plc Annual Report on Form 20-F 2018 Governance Board activities What the Board did this year Board activities are structured to develop the Group’s strategy and to enable the Board to support executive management on the delivery of it within a transparent governance framework. The table below sets out the key areas of focus for the Board’s activities and topics discussed during the year. Areas of Board focus Strategy and markets People and culture Regular updates were provided The Board was given regular updates by management on strategic and on talent and succession plans, reward commercial priorities including thestructures and Group HR Policy. development of the new brand strategy Results of the annual employee and updates on the Customer eXperience engagement survey were also reported eXcellence (‘CXX’) programmeto the Board Other meetings held – AGM – Audit and Risk Committee – Remuneration Committee – Nominations and Governance Committee – Chairman and Non-Executive Directors met without the Executive Directors present Other meetings held – Audit and Risk Committee – Remuneration Committee – Nominations and Governance Committee – Chairman and Non-Executive Directors met without the Executive Directors present Deep dives, updates and training – Local market focus: Vodacom – Local market focus: Germany – CXX update – Investor relations report – Annual Director share dealing training Deep dives, updates and training – Local market focus: India – Technology 2020 strategy briefing – Investor relations report Annual matters – Group insurance renewal – Presentation from the Group HR Director, including the talent and succession planning report – Presentation from the Group External Affairs Director – US shelf registration Annual matters – Approval of the Annual Report and Notice of AGM – Annual compliance and risk reports – Year end assessment of internal control systems – Approval of the Modern Day Slavery Statement – Recommendation of the final dividend – Treasury report Key issues and highlights – Key business developments – Consumer: the brand refresh and consumer IoT – Principal risk review, including a focus on Brexit Key issues and highlights – Key business developments – Commercial: strategic priorities update Quarter 2: July–September Quarter 1: April–June

Vodafone Group Plc Annual Report on Form 20-F 2018 55 Overview Strategic Report Governance Financials Other information Performance Governance, risk and regulatory The Board received updates from Regular reports were provided by the management on the performance Board’s principal Committees, with of the business and on financial oversight of the governance and risk performance management frameworks Other meetings held – Audit and Risk Committee – Nominations and Governance Committee – Remuneration Committee – Chairman and Non-Executive Directors met without the Executive Directors present – Led by the Senior Independent Director, the Non-Executive Directors met to appraise the Chairman’s performance Other meetings held – Audit and Risk Committee – Nominations and Governance Committee – Remuneration Committee – Chairman and Non-Executive Directors met without the Executive Directors present Deep dives, updates and training – Local market focus: UK and Europe (the smaller local markets including The Netherlands) – Vodafone Foundation update and funding – Enterprise strategy update – Investor relations report Deep dives, updates and training – Local market focus: Spain – Investor relations report Annual matters – Approval of the 2018/19 budget and long-term plan – Matters reserved for the Board and Committees’ terms of reference – Risk report – Board effectiveness review – Approval of the Directors’ conflicts of interests Annual matters – Approval of the half-year results, interim dividend and Vodafone’s risk tolerance – Review of the Group’s security risk – Electromagnetic field risk report – Health & safety report – Litigation report – Treasury report Key issues and highlights – Key business developments – Commercial: Brand update and 2019 Commercial Strategy – Executive Director succession Key issues and highlights – Key business developments Quarter 4: January–March Quarter 3: October–December

56 Vodafone Group Plc Annual Report on Form 20-F 2018 induction programme, which was designed to ensure she quickly gained We have a comprehensive induction programme in place for our values, strategy, governance and financial position. You can read more tailored programme which includes site visits and meetings with Governance of the Europe cluster, AMAP region and Enterprise business; and – technology and marketing; governance structure;Our Audit and Risk Committee: – meetings were held with the Chairman and the Chairs of the Board’s were also held, these included meetings with: – the Audit and Risk Committee Chair; and and Telecom Investor Conference held in November 2017 and our– internal audit. Board effectiveness Board induction and development We are committed to ensuring that our Directors have a full understanding of all aspects of our business to ensure they are effective within their roles, through their induction and on-going training. Board induction On joining the Board, Amparo Moraleda was provided with a detailed newly appointed Directors. Each new Director is provided with aa full understanding of the Group, including our business, culture and other members of the Board, Executive Committee members and about Amparo’s induction programme below. senior management and also covers the Board Committees that On completion of the induction programme, all new Directors should they are joining.have sufficient knowledge and understanding of the business to enable them to effectively contribute to strategic discussions and oversight of the Group. Amparo Moraleda’s induction programme “It’s essential to be able to make a valuable contribution and to gain a thorough understanding of the Group. My induction programme has ensured that I have the information and knowledge required to enable me to make an effective contribution to the Board.” Amparo Moraleda Non-Executive Director Appointed 1 June 2017 During the year, Amparo Moraleda joined the Board and her induction programme focused on enhancing her understanding of Vodafone and our business, including our markets, customers, competition, business opportunities and risks. Amparo’s induction programme included the following: Our business:Our Group functions: – one-to-one meetings were held with the members ofMeetings were held with various Group senior managers to discuss: the Executive Committee to discuss our business, strategy – Group strategy; and operations;– people strategy and remuneration; – presentations were also given by the management teams – visits were undertaken to the headquarters of Vodafone UK,– legal and external affairs; a Vodafone UK store and Vodafone’s call centre in– finance; Stoke-on-Trent (UK).– investor relations; and Our Board and governance structure:– risk. – training was provided on her duties as a Director and on Vodafone’s As a member of the Audit and Risk Committee, specific meetings principal Committees; and – attendance at the Morgan Stanley European Technology, Media 2017 AGM.

Vodafone Group Plc Annual Report on Form 20-F 2018 57 sessions focused on the Indian, Vodacom, European and Spanish To assist the Board in undertaking its responsibilities, a programme our Directors also received regular updates which included consumer, needs are assessed as part of the Board evaluation procedure. received reports from the Group General Counsel and Company management and informal meetings to build their understanding and management to both the Audit and Risk and Remuneration enabled them to meet with senior managers of Vodafone Germany requirements regarding financial and narrative reporting, accounting are given the opportunity to visit other local markets. During the the Board evaluation process Overview Strategic Report Governance Financials Other information Board training and developmentSeveral deep-dive sessions were held during Board meetings, these of training and development is available to all Directors and training markets and the commercial operations of the Group. During the year, The Board programme includes regular presentations fromcustomer service, network and share dealing rules. The Board also of the business and sector.Secretary on current legal and governance issues. This year the Board held its strategy day at our Düsseldorf offices, whichSpecific and tailored updates were provided by external advisers and to receive product demonstrations. In addition, individual Directors Committees. Key themes included trends and changing disclosure year, Non-Executive Directors visited Ireland, Italy, Luxembourg,and auditing standards and remuneration developments. New Zealand, Singapore, South Africa and Spain. During these visits,All Directors have access to the advice and services of the Group meetings were held with local management teams and included siteGeneral Counsel and Company Secretary. Directors may take tours. Directors were able to gain greater understanding and insight intoindependent legal and/or financial advice at the Company’s expense particular issues faced by the business in those regions. Directors whowhen it is judged necessary in order to discharge their responsibilities visited a local market were positive about the opportunity to improveeffectively. No such independent advice was sought in the 2018 the breadth and depth of their knowledge of Vodafone and to engage financial year. on an individual level with senior management in the respective market. 60 See pages 60 and 61 for further details of Local market focus: Vodafone Germany and the Mission to the Moon project As part of this project, Vodafone Germany will be working with Nokia and PTScientists to create the first 4G network on the moon. Vodafone’s 4G network will enable the first live-streaming of HD video from the moon’s surface to a global audience. During the Board’s meeting held in Düsseldorf, a demonstration was given of the new technology being developed as part of this project along with a project presentation from senior management from Vodafone Germany. The demonstration of this project allowed the Board to see first-hand the innovative work being undertaken in a local market and is a good example of how Vodafone is developing new and exciting mobile network infrastructure. It allowed the Board to gain a better insight into that local market. As outlined on pages 60 and 61, an action from the 2017 Board evaluation was to ensure that the Board was provided with opportunities to enhance its engagement with local markets and this is one example of such activities.

58 Vodafone Group Plc Annual Report on Form 20-F 2018 good communications Governance Engaging with our stakeholders Committed to maintaining We are committed to maintaining good communications and building positive relationships with all our stakeholders as we see this as fundamental to building a sustainable business. within supply chains.Our Ourto mitigate human rights risks on page 34 is dedicated to shareholders and analysts: vodafone.com/investor. a team of people to answer shareholder and ADR holder queries presentations are available on our website at vodafone.com/investor. We hold meetings with major institutional shareholders, individual Our AGM is attended by our Board and Executive Committee members performance and strategy. These are attended by the appropriate mix of financial results is given before the Chairman deals with the formal Executive, Executive Committee members, senior leaders and theBoard during the meeting. Representatives from investor relations and Chairman to discuss matters of governance.any additional questions shareholders may have. – We rely on more than 15,000 suppliers, ranging from small businesses and start-ups to multinational companies; – Every year we hold Supplier Safety Forums to share best practice and discuss ways to reduce safety risks in our supply chain; and – This year, Vodafone and three other operators set up a supplier academy, focusing on training to help them assess and improve the social, ethical and environmental performance issues inherent suppliers 34 Read more about how we work with our suppliers shareholders How we communicate with our shareholdersWhat our shareholders have asked us this year We maintained an active dialogue with our shareholders throughoutCommon topics raised by our institutional and individual the year through a planned programme of investor relations activities.shareholders include: We also respond to daily queries from shareholders and analysts through– Cash flow generation, capital intensity, debt, and dividend cover; our investor relations team and have a section of our website which– Rationale for the Liberty Global transaction; Our registrars, Computershare and Deutsche Bank (as custodians– 5G investment and business case; of our American Depositary Receipts (‘ADR’) programme) also have – Regulation in Europe and emerging markets; in relation to technical aspects of their holdings such as dividend – Vodafone India and Idea Cellular merger; and payments and shareholding balances. All of our financial results– Administration of shareholding. Institutional shareholder meetings AGM shareholder groups and financial analysts to discuss the businessand is open to all our shareholders to attend. A summary presentation of Directors and senior management, including our Chairman, Chief business of the meeting. All shareholders present can question the investor relations team. Institutional shareholders also meet with thecustomer services are available before and after the meeting to answer J une 2017– Roadshow in Madridin Barcelona Conference in London – Investor conference with Deutsche Bank Our investor calendar May 2017August 2017November 2017 – Roadshows in London, Edinburgh, Netherlands,– Roadshows in Austin, Houston, Dallas, Kansas,– Roadshows in London, Netherlands, Edinburgh, Boston, New York, Chicago, Los Angeles,Singapore and Hong Kong Frankfurt, Switzerland, Paris, Boston, New York, San Francisco, Toronto, Pittsburgh, and Milan – Investor conference with Credit Suisse in London Toronto, Los Angeles, Portland and San Francisco – Investor conference with JP Morgan in LondonSeptember 2017– Morgan Stanley European TMT conference – Chairman’s London Roadshow – Investor conferences with Deutsche Bank December 2017 – Roadshows in Abu Dhabi, Frankfurt in London, with Goldman Sachs in New York and – Investor conference with Berenberg in Surrey and Switzerland with Bernstein in London March 2018 – Bank of America Merrill Lynch Summer TMT– Analyst and investor Open Office event in Venice– Roadshow in Atlanta – Investor conference with Exane in Paris in Palm Beach – Citi European & Emerging Telecoms conference

Vodafone Group Plc Annual Report on Form 20-F 2018 59 Overview Strategic Report Governance Financials Other information people and regulatory risk on page 40 anddevelop and retain talented individuals at all levels. This year, we employees on page 36 everywhere we operate, and range from remote villages tohow we engage with customers to help us deliver an outstanding the location of our base stations. This year in South Africa,through our “touchpoint net promoter score”. In the UK, this year occasions on this topic; and – Our local businesses support the communities in which theypage 11 – We engage with regulators and governments to inform the policy frameworks that affect our customers, investments and competitive stance; – In April 2017, we organised a stakeholder event with European Union institutions to advocate for future-proof gigabit networks in the context of the European Electronic Communications Code; and – In March 2018, we engaged with policy makers through a high-profile event to launch our international Future Jobs Finder programme, What will you be?Our 40 Read more about how we mitigate political Regulators– Our business performance depends on our ability to attract, governments employed an average of 103,564 people with 136 nationalities; – 88% of our employees responded to our annual global people survey. Of those, 87% stated that they are proud to work for Vodafone; and – In March 2018, a week-long campaign to recognise and support International Women’s Day engaged more than 17,000 employees. 36 Read more about how we engage with our Our customers Our local communities – Our customers range from individuals living in some of the world’s poorest communities to some of the world’s largest multinational companies; – Our products and services are found in local communities – Our Customer eXperience eXcellence (‘CXX’) programme drives capital cities;and differentiated user experience; and – We work to understand and address any public concerns about – Every time a customer contacts us we measure their satisfaction Vodacom engaged with stakeholders on over 40 separatewe increased this rating to its highest ever level. 11 Read more about our CXX programme on operate in many different ways. For example, this year in the Czech Republic, we ran a public “Giving Tuesday” campaign to raise money for a local health charity. Read more about our approach to mobiles, masts and health at vodafone.com/mmh

60 Vodafone Group Plc Annual Report on Form 20-F 2018 improving our performance Governance Board evaluation Continually monitoring and The Board recognises that it continually needs to monitor and improve its performance. This is achieved through the annual performance evaluation, full induction of new Board members and ongoing Board development activities. The conclusions of this year’s review have been positive and confirmed that the Board and its Committees operate effectively and that each Director contributes to the overall effectiveness and success of the Group. with the assistance of Lintstock with the assistance of Lintstock from the evaluation to the Board which forthcoming year were agreed. development priorities. further details will be provided Our three-year Board evaluation cycle 2017 Internal evaluation: Limited (‘Lintstock’), a London-based firm, which has no other connection with Vodafone. 2018 Internal evaluation: a questionnaire was completed by the Board. The Chairman presented the conclusions were discussed and actions for the The Senior Independent Director met with the other Non-Executive Directors and with the Executive Directors to review the Chairman’s performance and met the Chairman to provide feedback. The Chairman provided feedback to each Director on their individual contributions to the Board and considered their 2019 External evaluation: in next year’s report. 57 Moon project Action for 2019 The annual Board calendar would be reviewed to consider additional opportunities for Directors to further enhance their knowledge of the Enterprise business and keep updated on digital and technological developments. See page 57 for details of the Mission to the This year’s findings Following the work undertaken as a result of last year’s evaluation, the Board positively rated its understanding of the Company’s Enterprise business. However, as the business is evolving it was recognised that there would be merit in hearing more about the Enterprise business on a regular basis. In addition, with the rapid changes in digital and technological developments, more time should be dedicated to this area. Progress against 2017 actions The Directors continued to build their knowledge of the Company’s Enterprise business and Enterprise content assets. To enable the Board to do this, additional time was dedicated to the Enterprise business during Board meetings. Board expertise

Vodafone Group Plc Annual Report on Form 20-F 201861 Overview Strategic Report Governance Financials Other information 54 Board’s activities during the year Action for 2019 When deciding the agenda for Board meetings during the year, the Chairman and Chief Executive will keep in mind the need to balance focus on organic growth and portfolio management. See pages 54 and 55 for details of the Action for 2019 Efforts will be made to ensure all Directors are provided with relevant on-going training and that they receive the support they need to remain effective in their role. See page 57 for details of the Board’s 57 overseas meeting and local market visits Action for 2019 The Board will consider opportunities to use its natural life-cycle to address the identified skills gaps to ensure that the Board’s composition is aligned with the Company’s strategic goals. See page 63 for details of Michel’s 63 appointment process This year’s findings Improvement has been made to the balance between the Company’s focus on organic growth and on portfolio management, but remains an area which needs to be kept under constant review. This year’s findings The Board induction programme was highly regarded by Directors, in addition, the deep dives which are provided at Board meetings, were rated as excellent. As part of this year’s evaluation outcomes, it was acknowledged that on-going training, particularly on developments in technology was needed. This year’s findings The Board’s composition was positively rated as part of this year’s evaluation. The Board remains intent on ensuring its composition has the diversity and skills required to be effective. Progress against 2017 actions The Board identified that the balance between the Company’s focus on organic growth and on portfolio management needed to be carefully managed. Progress against 2017 actions It was recognised that Board members would benefit from more opportunities to take part in site visits and be offered more one-to-one interactions with members of the executive team. Regular local market visits were arranged with the executive team, which all Board members were invited to attend. These visits enabled the Directors to gain further insight into the local markets and build relationships with senior management. Progress against 2017 actions It was identified that the Board would benefit from adding further financial expertise. This led to the search for a new Non-Executive Director with the identified relevant skill set. This process resulted in the appointment of Michel Demaré in February 2018. Strategy Board training and development Board composition

62 Vodafone Group Plc Annual Report on Form 20-F 2018 On behalf of the Board, I am pleased to present the Nominations and This year, the Committee welcomed two new members, Sir Crispin for identifying our new Chief Executive and Chief Financial Officer is set an outstanding tenure and to express our confidence in Nick Read and and depth of the Vodafone senior management and leadership team maintaining an appropriate level of diversity. The Committee also As Chairman of the Committee, I take an active role in overseeing the Board, Executive Committee and senior management in a way that will continue to monitor the balance of the Board to ensure that broad Döpfner will not seek re-election after more than three years of service Non-Executive Directors as Directors of the Company. Our Directors must: report any changes authorisation; and complete an annual conflicts questionnaire. Governance Nominations and Governance Committee Dear Shareholder, Governance Committee’s report for the year ended 31 March 2018. Davis and Renee James and our main focus has been the succession of Executive Directors and Board composition. The process we followed out on page 63. As I said in my Chairman’s letter on page 3, on behalf of the Board, I would like to record our gratitude to Vittorio Colao for Margherita Della Valle in their new roles. It is a testament to the strength that these appointments have been made from within the Company. The Committee is also delighted to welcome two new Non-Executive Directors to the Board, Amparo Moraleda and Michel Demaré. An insight into the Committee’s appointment process for Michel can be found on page 63 and the induction programme for Amparo is shown on page 56. To find the most suitable candidates for the Board, the Committee considers the skills and experience required to align the Board’s composition with the Company’s strategic goals whilst ensures that initiatives are in place to develop the talent pipeline. progress made towards improving diversity in appointments to the is consistent with the long-term strategy of the Group. The Committee enough expertise is available from the existing members, and will recommend further appointments if desirable. Changes to the Board and Committees Following the 2017 AGM, Valerie Gooding became the Senior Independent Director and David Nish became Chairman of the Audit and Risk Committee. Amparo was appointed on 1 June 2017 and Michel joined the Board on 1 February 2018. Michel will join our Remuneration Committee with effect from 27 July 2018. As previously announced, at our AGM on 27 July 2018 Dr Mathias and Margherita will be appointed as a Director and Chief Financial Officer. On 30 September 2018 Vittorio will step down as the Chief Executive and as a Director and will be succeeded by Nick. Assessment of the independence of the The Committee and the Board are satisfied that the external commitments of the Non-Executive Directors and of me, your Chairman, do not conflict with our duties and commitments to their commitments to the Board; notify the Company of actual or potential conflicts or a change in circumstances relating to an existing Any conflicts identified are considered and, as appropriate, authorised by the Board. A register of authorised conflicts is reviewed periodically. The Committee reviewed the independence of all the Non-Executive Directors. All are considered independent and they continue to make effective contributions. The Committee recognises that Samuel Jonah has served on the Board for more than nine years but remain confident that Samuel continues to demonstrate independent character and judgement in carrying out his role. All Non-Executive Directors have submitted themselves for re-election at the 2018 AGM, with the exception of Mathias. Michel and Margherita will be elected for the first time in accordance with our Articles of Association. The Executive Directors’ service contracts and Non-Executive Directors’ appointment letters are available for inspection at our registered office and at our AGM. The Nominations and Governance Committee (‘the Committee’) continues its work of ensuring that the Board composition is right and that our governance is effective. Chairman Gerard Kleisterlee Chairman of the Board Members Sir Crispin Davis Valerie Gooding Renee James Key objective: To make sure the Board comprises individuals with the necessary skills, knowledge and experience to ensure that it is effective in discharging its responsibilities and to have oversight of all matters relating to corporate governance. Responsibilities: – Assessing the composition, structure and size of the Board and its Committees and making recommendations on appointments to the Board; – Responsibility for Board and senior executive succession planning; – Overseeing the performance evaluation of the Board, its Committees and individual Directors; and – Monitoring developments in all matters relating to corporate governance, bringing any issues to the attention of the Board. The Committee is composed solely of independent Non-Executive Directors. The Committee met six times during the year and attendance by members at Committee meetings can be seen on page 53. Committee meetings were attended by Committee members, with other individuals and external advisers invited to attend all or part of the meetings as appropriate. The chart below illustrates how the Committee allocated its time during the year. 2 Board and Committee The terms of reference of the Committee, which were reviewed in March 2018, are available on the Vodafone website at vodafone.com/governance. Nominations and Governance Committee allocation of time (%) 1 Corporate governance matters 15%5 1 composition 15%4 3 Succession planning and talent 55%2 4 Board effectiveness 12.5% 5 Other 2.5% 3

Vodafone Group Plc Annual Report on Form 20-F 2018 63 The Committee oversaw the internal evaluation of the Board and 12 months can be found on page 60. In addition to the succession planning for Board roles, the Committee and Group Human Resources Director on succession planning for senior senior management positions and the Committee reviewed these plans is currently in place for the Executive Directors and senior management, progress and success of the development plans which have been The Committee through Vodafone’s Board Diversity Policy is committed diversity of skills and experience, age, gender, disability, sexual outlined in the Davies Report and Hampton-Alexander Review and 2017, 33% of our Board roles are currently held by women. This exceeds we would like this to increase to at least 30% by 2020. The Committee receives updates on corporate governance of those developments on Vodafone. The Committee also reviewed and was satisfied that Vodafone complied with the Code during the year. On behalf of the Nominations and Governance Committee Overview Strategic Report Governance Financials Other information Board evaluation Committees, details of the review and actions to be taken over the next Succession planning received several presentations during the year from the Chief Executive management. Potential successors have been identified for the top during the year. The Committee is satisfied that adequate succession planning and will continue to review succession planning and monitor the established for relevant employees. The Committee also monitors a schedule on the length of tenure, skills and experience of the Board. Diversity to supporting diversity and inclusion in the Boardroom. This includes orientation, gender identity, cultural background and belief. The Committee annually reviews and agrees the Board Diversity Policy and monitors the progress made at the Board and management and leadership levels during the financial year. The Committee also monitors Vodafone’s compliance with the targets I am pleased to report that following Amparo’s appointment on 1 June the 25% target set out in the Davies Report and meets the 2020 target set out in the Hampton-Alexander Review. Our long-term ambition is to increase diversity on our Board in all forms, which is supported by our Board Diversity Policy. Our Board diversity statistics can be found on page 49. Diversity extends beyond the Boardroom and the Committee supports management in its efforts to build a diverse organisation. Currently 29% of our management and leadership roles are held by women and Governance developments during the year and has considered the impact Vodafone’s compliance with the 2016 UK Corporate Governance Code /s/ Gerard Kleisterlee Gerard Kleisterlee 8 June 2018 12345 Appointment process When considering the recruitment of new Directors, the Committee adopts a formal and transparent procedure with due regard to the skills, knowledge and level of experience required as well as diversity. Executive Directors In anticipation of Vittorio Colao’s decision to step down from his role as Chief Executive, the Nominations and Governance Committee stepped up its regular succession planning process and established a succession planning subcommittee comprising me, your Chairman, who led the subcommittee, David Nish, Sir Crispin Davis, Valerie Gooding and, until his retirement from the Board, Phil Yea. The subcommittee was supported by Egon Zehnder which is independent of, and only provides talent services to, the Company. The succession process involved Egon Zehnder undertaking assessments of, and providing a development programme for, potential internal candidates and identifying potential candidates in the external market. The subcommittee met six times and extensively discussed the merits of the external and internal candidates. It concluded that the Company had very strong internal candidates and that making an internal appointment would best serve continuity in leadership which was important. The subcommittee met repeatedly with the internal candidates and had several in-depth interviews with the leading contender. The Board concurred with the subcommittee’s recommendations and as a result on 27 July 2018 Nick Read will be appointed as Chief Executive Designate until 1 October 2018 when he will become the Chief Executive in succession to Vittorio Colao. On 27 July 2018 Margherita Della Valle, currently Deputy Chief Financial Officer, will be appointed Chief Financial Officer and a Director. Nick ReadMargherita Della Valle To be appointed Chief ExecutiveTo be appointed Chief Financial Designate on 27 July 2018Officer and a Director on 27 July 2018 Non-Executive Directors During the search for a new Non-Executive Director, external search consultancy, Russell Reynolds Associates, was engaged to support with the recruitment process; they have no other connection with the Company other than providing recruitment services. Russell Reynolds Associates is an accredited firm under the Enhanced Code of Conduct for Executive Search Firms. Details of the different stages of the appointment process that the Committee followed in relation to the appointment process of Michel Demaré can be found below: Step Step Step Step Step Engage Shortlisting Interview Recommendation Appointment with search of candidatesprocess with to the Boardterms drafted consultancy by Committee on the chosenand agreed and provide Committee. members candidate. with the them with and Chief selected a search Executive.candidate. specification. Michel Demaré Non-Executive Director Appointed 1 February 2018

64 Vodafone Group Plc Annual Report on Form 20-F 2018 On the following pages I have set out the Audit and Risk an overview of the areas considered by the Committee during the year. financial information and the effectiveness of its risk management, relevant financial experience for the purposes of the US Sarbanes-election at the Company’s 2017 annual general meeting after more Amparo as part of the succession plan. We believe that the Committee in which the Group operates. financial year and IFRS 16 “Leases” in the 2020 financial year, all of Regulation, which comes into force on 25 May 2018; joint venture; and external auditors. of focus for the Committee for the 2019 financial year. on the principal risks for the business, with risk owners discussing technology failure, continuity and crisis management, IT transformation to perform an independent review of the Committee to evaluate concluded that the Board members considered the Committee review is expected to take place in March 2019. Additionally, an internal This reported positively on the functioning of the Committee for the and experience to continue to meet the challenges ahead. On behalf of the Audit and Governance Audit and Risk Committee Dear Shareholder, Committee’s report for the 2018 financial year which provides Through this report I am also aiming to give some insight into the Committee’s activities and its role in protecting the interests of our shareholders through ensuring the integrity of the Group’s published controls and related processes. This year has seen a number of changes to the Committee including: – my appointment as Chairman and financial expert, having recent and Oxley Act and the UK Corporate Governance Code; – the appointment of Amparo Moraleda, who brings her international business experience, engineering background and IT and technology expertise to the role; and – the departure of both Nick Land and Phil Yea, who did not seek re-than ten years of service. On behalf of the Committee, I would like to thank both Nick and Phil for their years of service to Vodafone and to this Committee as well as for ensuring the smooth transfer of knowledge to myself and as a whole continues to have competence relevant to the sector In addition to our standard annual work plan, this year the Committee has also focused on the following significant issues: – preparations for the adoption of IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers” in the 2019 which will have a material effect on the Group’s accounting; – preparations for the adoption of EU General Data Protection – the accounting, reporting and disclosure implications of the agreement to combine Vodafone India with Idea Cellular into a new – ensuring the continued independence of the Group’s Looking ahead, these key areas are also likely to remain significant areas The Committee also performed a number of detailed in-depth reviews the mitigation and management of risks relating to cyber threat and information security, money laundering, sanctions, anti-bribery, and telecommunications regulation compliance. Every three years the Board appoints an external organisation its performance. The last review was performed in March 2016 and to be thorough and fully effective in meeting its objectives. The next assessment facilitated by an independent third party, occurs annually. current year. I am confident that the Committee has the necessary skills /s/ David NishDavid Nish Risk Committee 8 June 2018 The Committee continues to play a key role in the governance over the Group’s financial reporting, risk management, control and assurance processes and the external audit. Chairman and financial expert David Nish (from 28 July 2017) Nick Land (to 28 July 2017) Members Sir Crispin Davis Dame Clara Furse Amparo Moraleda (from 28 July 2017) David Nish Phil Yea (to 28 July 2017) Key objectives Providing oversight of the Group’s system of internal control, business risk management processes and related compliance activities, effective governance over the appropriateness of the Group’s financial reporting including the adequacy of disclosures and monitoring the performance of both the internal audit function and the external auditors, PricewaterhouseCoopers LLP (‘PwC’). Responsibilities – Monitoring the integrity of published financial information and reviewing significant financial reporting judgements, including providing advice to the Board on whether the Annual Report is fair, balanced and understandable and the appropriateness of the long-term viability statement; – Reviewing and monitoring the external auditors’ independence and objectivity and the effectiveness of the external audit; – Reviewing the Group’s internal financial controls, internal control systems, the work of the Internal Auditor and compliance with section 404 of the US Sarbanes-Oxley Act; and – Monitoring the Group’s risk management system and reviewing the principal risks facing the Group, including the management and mitigation of those risks. The terms of reference of the Committee, which were updated in March 2018, are available on vodafone.com/governance. How the Committee operated The Committee met five times during the year and attendance by members at Committee meetings can be seen on page 53. We routinely conduct deep dive reviews, together with specific risk management activities as set out below: – in September and March, we assess issues affecting the Group’s half-year and year end reporting and approve the principal risks; – in November and May, we conclude this work and advise the Board on the Group’s external financial reporting; and – while each meeting has reviews of risk and compliance related matters, the January meeting is particularly focused on these. Meetings of the Committee generally take place the day before Board meetings and I report to the Board, as a separate agenda item, on the activity of the Committee and matters of particular relevance, with the Board receiving copies of the Committee minutes. The external auditors are invited to each meeting and I also meet with the external lead audit partner outside the formal Committee process throughout the year. The Committee also regularly meets separately with each of PwC, the Chief Financial Officer, the Group Risk and Compliance Director and the Group Audit Director without others being present.

Vodafone Group Plc Annual Report on Form 20-F 2018 65 programmes for the adoption of IFRS 15 “Revenue from contracts The Committee’s primary responsibility in relation to the a substantial effect on the Group’s accounting when adopted for the the external auditors, the appropriateness of the half-year and annual programmes for these new accounting pronouncements continued systems integration, the methodology in which the standard would applied or where significant issues have been discussed with the the Committee approved the disclosures of these accounting policies long-term viability statement; Significant judgements to the euro which was completed in the 2017 financial year, are outlined balanced and understandable. Overview Strategic Report Governance Financials Other information higher audit focus. management judgement is whether a deferred tax asset should beThe Committee challenged both management and PwC on the legal adopted in relation to material elements of taxation contingent Financial reportingThe Committee received regular reports from management on the Group’s financial reporting is to review, with both management andwith customers” and IFRS 16 “Leases”, both of which are likely to have financial statements concentrating on, amongst other matters:years ending 31 March 2019 and 2020 respectively. The implementation – the quality and acceptability of accounting policies and practices;to progress satisfactorily during the year, with the Committee remaining – material areas in which significant judgements have been focused on the key decision points relating to the choice of IT system, external auditors;be adopted and programme resourcing. – providing advice to the Board on the form and basis underlying theFollowing discussions with management and the external auditors, and practices which are set out in note 1 “Basis of preparation” to the – the clarity of the disclosures and compliance with financialconsolidated financial statements, including further qualitative and reporting standards and relevant financial and governance quantitative detail on the impacts of IFRS 9, 15 and 16. reporting requirements; – any correspondence from regulators in relation to our financialThe areas of focus considered and actions taken by the Committee reporting; and in relation to the 2018 Annual Report, which have been revised – an assessment of whether the Annual Report, taken as a whole, is fair,to remove the Group’s change in presentation currency from sterling below. We discussed these with the external auditors during the year. Accounting policies and practices The Committee received reports from management in relation to: – the identification of critical accounting judgements and key sources of estimation uncertainty; – significant accounting policies; – new accounting pronouncements, including the adoption of IFRS 9, IFRS 15 and IFRS 16; and – proposed disclosures of these in the 2018 Annual Report. Area of focusActions taken/conclusion Revenue recognition The timing of revenue recognition, the recognition of revenue onThe Committee challenged management over the basis of revenue a gross or net basis and the treatment of discounts, incentives and accounting, with management confirming that revenue reporting commissions are complex areas of accounting.remained consistent with prior years. In addition, there is heightened risk in relation to the accounting forThe Committee also reviewed PwC’s audit plan which identified the revenue as a result of the inherent complexity of newly introducedprimary risks attaching to the audit of revenue to be: systems and changing pricing models.– the controls over the underlying accuracy of billing systems; and See note 1 “Basis of preparation”.– presumed fraud risk, and reported on the results of its audit work in this area to the Committee at both the half-year and year end. Taxation The Group is subject to a range of tax claims and related legal actions The Group Tax Director presented on both provisioning and disclosure across a number of jurisdictions where it operates. The most material of tax contingencies and deferred tax asset recognition at the claim continues to be from the Indian tax authorities in relation to ourNovember 2017 and May 2018 Committee meetings. He also provided acquisition of Vodafone India Limited in 2007.an update on upcoming changes in the wider tax landscape that were See note 29 “Contingent liabilities and legal proceedings”.potentially relevant to the Group. PwC also identified this as an area of Further, the Group has extensive accumulated tax losses and a key recognised in respect of these losses.judgements underpinning both the provisioning and disclosures See note 6 “Taxation”.liabilities and the IFRS basis of, and operating assumptions underlying, the deferred tax assets recognised at the year end. The Committee was satisfied with the approach adopted by management to the recognition of income tax and deferred tax balances and related disclosure in the financial statements. The Committee was satisfied with the appropriateness of revenue recognised in the financial statements.

66 Vodafone Group Plc Annual Report on Form 20-F 2018 Governance Audit and Risk Committee (continued) term business plans and the macroeconomic and related modelling with Idea Cellular and its treatment as a discontinued operation valued of analysis performed by management (including the judgements Committee. Fair, balanced and understandableRegulators and our financial reporting As part of the Committee’s assessment of whether the Annual There has been no correspondence from regulators, including the Report, taken as a whole, is fair, balanced and understandable andFRC’s Corporate Reporting Review team, in relation to our financial provides the information necessary for shareholders to assess thereporting during the 2018 financial year. The Committee is committed Company’s position and performance, business model and strategy,to improving the effectiveness and clarity of the Group’s corporate the Committee reviews the processes and controls that underpin its reporting and has continued to encourage management to consider, preparation, ensuring that all contributors, the core reporting team and adopt where appropriate, initiatives by regulatory bodies which and senior management are fully aware of the requirements andwould enhance our reporting, including FRC Labs projects on “Digital their responsibilities. This includes reviewing the use and disclosure Future”, “Risk and Viability reporting”, “Dividend policy and practice” of alternative performance measures (or “non-GAAP” measures) and “Reporting on Performance Metrics”. and the financial reporting responsibilities of the Directors under section 172 of the Companies Act 2006 to promote the success of the Company for the benefit of its members as a whole as well as meeting the needs of wider society. In addition to reviewing an early draft of the Annual Report to enable timely review and comment, the Committee also takes an active role in reviewing financial results announcements as well as drawing on the work of the Group’s Disclosure Committee, which reviews and assesses the Annual Report and investor communications. These processes allowed us to provide positive assurance to the Board to assist them in making the statement required by the 2016 UK Corporate Governance Code. Area of focusActions taken/conclusion Impairment testing The judgements in relation to impairment testing continue to relate primarily to the assumptions underlying the calculation of the value in use of the Group’s businesses, being the achievability of the long-assumptions underlying the valuation process. At 31 March 2017 and 2018 these judgements were extended to include the assessment of the fair value of Vodafone India following the announcement of the agreement to combine into a new joint venture at fair value less costs to sell. The fair value of Vodafone India was reduced at 31 March 2018 giving rise to a non-cash charge of €3.2 billion (€2.2 billion net of tax). See note 4 “Impairment losses”. The Committee received detailed reporting from management and challenged the appropriateness of the assumptions made, including: – the consistent application of management’s methodology; – the achievability of the business plans; – assumptions in relation to terminal growth in the businesses at the end of the plan period; and – discount rates. This remains an area of audit focus and PwC provided detailed reporting on these matters to the Committee, including sensitivity testing. The Committee was satisfied with both the appropriateness made and estimates used) and the impairment related disclosures. Liability provisioning The Group is subject to a range of claims and legal actions from a number of sources, including competitors, regulators, customers, suppliers and, on occasion, fellow shareholders in Group subsidiaries. The level of provisioning for contingent and other liabilities is an issue where legal and management judgements are important and accordingly an area of Committee focus. See note 29 “Contingent liabilities and legal proceedings”. The Committee received a presentation from the Group’s General Counsel and Company Secretary and the Director of Litigation in both November 2017 and May 2018 on management’s assessment of the most significant claims. As this is an area of audit focus, PwC also reviews these claims and relevant legal advice received by the Group, to form a view on the appropriateness of the level of provisioning that is shared with the The Committee challenged both management and PwC on the level of provisioning for legal claims, requesting additional details where relevant. The Committee was satisfied that the amounts recorded in the financial statements appropriately reflect the risk of loss.

Vodafone Group Plc Annual Report on Form 20-F 2018 67 auditors on their performance against their own performance objectives long-term forecasts; Based on these reviews, the Committee concluded that there had requirements, undrawn facilities and access to capital markets; in July 2018. as to why the assessment period selected was appropriate to the independence and receives confirmation that they are independent During the 2017 financial year, we were notified by our lead audit reappointment and removal of the external auditors, assessing their acting as administrators, was considering litigation against the Group. approving the statutory audit fee, the scope of the statutory audit and reviewed the implications on audit independence from the roles played To address any potential threat to their audit independence, following the completion of the 2019 audit. executives provide oversight of the effectiveness of the safeguards put The audit risk identification process is considered a key factor in the basis. PwC confirmed to the Committee that these safeguards were financial year we received a detailed audit plan from PwC identifying the year. The Committee concluded that this position, which remained materially 2017 financial year except for: Audit fees operating businesses in the Netherlands; PwC and related member firms of €21 million for statutory audit presentation currency from sterling to the euro. “Revenue from Contracts with Customers” and IFRS 16 “Leases”. external auditors’ areas of audit focus remain appropriate. Overview Strategic Report Governance Financials Other information Long-term viability statement Effectiveness of the external audit process As part of the Committee’s responsibility to provide advice to the Board The Committee reviewed the quality of the external audit throughout on the form and basis underlying the long-term viability statement the year and considered the performance of PwC, taking into account as set out on pages 44 and 45, the Committee reviewed the process and the Committee’s own assessment and feedback, the results of a detailed assessment of the Group’s prospects made by management, including:survey of senior finance personnel across the Group focusing on a range – the review period and alignment with the Group’s internalof factors we considered relevant to audit quality, feedback from the and the firm-wide audit quality inspection report issued by the FRC – the assessment of the capacity of the Group to remain viable in June 2017. after consideration of future cash flows, expected debt service been appropriate focus and challenge by PwC on the primary areas – the modelling of the financial impact of certain of the Group’sof the audit and that they had applied robust challenge and scepticism principal risks materialising using severe but plausible scenarios; and throughout the audit. Consequently, as noted above, the Committee – ensuring clear and enhanced disclosures in the Annual Report has recommended to the Board that they be reappointed at the AGM Group, what qualifications and assumptions were made and howIndependence and objectivity the underlying analysis was performed, consistent with recentIn its assessment of the independence of the auditors and in accordance FRC pronouncements.with the US Public Company Accounting Oversight Board’s standard on independence, the Committee receives details of any relationships External auditbetween the Company and PwC that may have a bearing on their The Committee has primary responsibility for overseeing theof the Company within the meaning of the securities laws administered relationship with, and performance of, the external auditors.by the US Securities and Exchange Commission (‘SEC’). This includes making the recommendation on the appointment, independence on an ongoing basis, involvement in fee negotiations,partner that a company, for which a number of PwC partners were approval of the appointment of the lead audit engagement partner.The Committee, in consultation with the Group’s legal advisers, Tenureby PwC’s partners as administrators and PwC as the Group’s statutory PwC were appointed by shareholders as the Group’s external auditors auditors in the context of relevant regulations and ethical standards. in July 2014 following a formal tender process. The audit will be put outFurther, the Committee consulted with the UK Financial Reporting to tender at least every ten years. The lead audit partner, Andrew Kemp,Council and a number of institutional investors. has held the position for three years and will be required to step down PwC put in place a number of safeguards including ensuring both The Committee has recommended that PwC be reappointed underthe administration and audit teams were physically separate and had the current external audit contract for the 2019 financial year and the no interactions, that working papers and other highly confidential Directors will be proposing their reappointment at the AGM in July 2018.material were separately stored with highly restricted access and that The Company has complied with the Statutory Audit Services Order the lead group engagement partner would be solely responsible for the 2014 for the financial year under review.audit implications of the potential litigation. In response, we requested Audit risk that both PwC’s Compliance Department and its independent non-overall effectiveness of the external audit process and during the 2018in place and report to the Committee on these safeguards on a regular their audit scope, planning materiality and their assessment of key risks.in place, were monitored internally and operated effectively throughout The key audit risks for the 2018 financial year, were unchanged from the unchanged during the year, was not prohibited and PwC remained – a new risk relating to the accuracy of share of results from jointindependent for the purposes of the audit for the 2018 financial year. ventures following the merger of Vodafone’s and Liberty Global’s For the 2018 financial year, the Committee considered the ongoing – the implications of the agreement to combine Vodafone India withfee proposal, was actively engaged in agreeing audit scope changes Idea Cellular into a new joint venture; and and, following the receipt of formal assurance that their fees were – the removal of the risk relating to the change in the Group’sappropriate for the scope of the work required, agreed a charge from services. This included €5 million of fees in respect of advance audit These risks are regularly reviewed by the Committee to ensure theprocedures in relation to the forthcoming implementation of IFRS 15 See note 3 “Operating profit” for further details.

68 Vodafone Group Plc Annual Report on Form 20-F 2018 During the year, Internal Audit coverage was focused on principal that PwC should only be engaged for non-audit services where there and GDPR readiness, technology resilience and the delivery of major UK regulation, includes a cap on the amount of non-audit fees that can at the same time as the Committee’s in-depth review with the risk Accounts Receivable and Sales Commissions. alternative; and the complexity of processes, products and services. The activities alternative supplier. global processes. specified fee limits, I, as Chairman, pre-approve these permitted services. Audit are addressed within the agreed timetable, and their timely where there was no legal alternative and €3.6 million for services where responsibility for ensuring the effectiveness of these controls. The Internal Audit function provides independent and objective environment. Our work here was driven primarily by the Group Audit of internal control, through a risk based approach. The function reports identified fraud included any involving management or employees Group Chief Financial Officer. The function is composed of teams across benchmark exercise of the Group’s compliance framework involving through Group centres of excellence, as well as local knowledge and 100 companies of a similar size, complexity and geographical footprint. a wide range of different professional qualifications and experience of the US Sarbanes-Oxley Act and policy compliance reviews also fall The Committee also maintains a programme of in-depth reviews reviews and approves the annual audit plan, assesses the adequacy as areas of complexity and change. The deep dive schedule for the for the continuous improvement of the function’s effectiveness. of the Group’s principal risks and, where possible, to align with of focus to provide deeper audit testing and drive increased confidence There is an integrated assurance response to the Group’s principal risks and assess the effectiveness of the function, with any improvement Principal risks not covered by these in-depth reviews were covered Governance Audit and Risk Committee (continued) Non-audit feesThe Group Audit and Risk Committee reviews the progress against As one of the ways in which it seeks to protect the independencethe approved audit plan and the results of audit activities, with focus and objectivity of the external auditors, the Committee has a policyon unsatisfactory audits results and “cross entity audits”, being audits governing the engagement of the external auditors to provide non-audit performed across multiple markets with the same scope. Audit results services which precludes PwC from playing any part in management are analysed by risk, process and geography to highlight movements or decision making, providing certain services such as valuation workin the control environment and areas that require attention. and the provision of accounting services. It also sets a presumption is no legal or practical alternative supplier and, consistent with recentrisks, including cyber threat and information security, data privacy be billed.IT transformation programmes. Relevant audit results are reported For certain specific permitted services, the Committee has pre-owner, which allows the Committee to have an integrated view on the approved that PwC can be engaged by management, subject to theway the risk is managed. p olicies set out above, and subject to:Assurance was also provided in relation to key areas of the company – a €60,000 fee limit for individual engagements;“Code of Conduct” such as Health and Safety, Anti-bribery and Legal – a €500,000 total fee limit for services where there is no legal and Regulatory, as well as for the core financial processes such as Billing, – a €500,000 total fee limit for services where there is no practical Dedicated focus has been put on the Enterprise operations, given performed by the Share Service Centre in India also received specific For all other services or those permitted services that exceed these attention due to their significant bearing on the effectiveness of overall Non-audit fees were €5 million of which €1.4 million was for services Management are responsible for ensuring that issues raised by Internal there was no practical alternative supplier. Non-audit fees representedcompletion is reviewed by the Committee. 24% of audit fees for the 2018 financial year (2017: 22%, 2016: 11%).Assessment of Group’s system of internal control, including The amount for year ended 31 March 2018 includes non-recurringrisk management framework fees that were incurred during the preparations for a potential IPO The Group’s risk assessment process and the way in which significant of Vodafone New Zealand and the merger of Vodafone India and Idea business risks are managed is a key area of focus for the Committee. Cellular. The amount for the year ended 31 March 2017 primarily arose Our activity here was driven primarily by the Group’s assessment of its from work on regulatory filings prepared in anticipation of a potentialprincipal risks and uncertainties, as set out on pages 38 to 45 and IPO of Vodafone India that was under consideration prior to thea range of mitigations for risks as set out on pages 93 to 99 and our agreement for the merger of Vodafone India and Idea Cellular. See notereview included reports from the Group Risk and Compliance Director, 3 “Operating profit” for further details.with whom I met regularly during the year, on the Group’s risk evaluation process as well as a review of changes to significant risks identified Internal control and risk managementat both operating entity and Group levels. The Committee has the primary responsibility for the oversight of theThe Group has in place an internal control environment to protect Group’s system of internal control, including the risk management the business from the material risks which have been identified. framework and the work of the Internal Audit function.Management is responsible for establishing and maintaining Internal auditadequate internal controls over financial reporting and we have assurance over the design and operating effectiveness of the system We reviewed the process by which the Group evaluated its control into the Group Audit and Risk Committee, and administratively to theDirector’s reports on the effectiveness of internal controls and any Group domains and local markets, allowing access to specialist skills with a significant role in internal controls as well as an external experience. The function has a high level of qualified personnel withinterviews, documentation reviews and comparisons to other FTSE of working in professional practice.Oversight of the Group’s compliance activities in relation to section 404 The Committee has a permanent agenda item to cover Internal Audit within the Committee’s remit. related topics. Prior to the start of each financial year the Committee of the budget and resources, and reviews the operational initiatives that typically focus on the principal risks of the business, as well The increased utilisation of data analytics has been a particular area 2018 financial year was prepared giving consideration to coverage in test results. An external review takes place periodically to benchmark Internal Audit reporting and the output of related cross-entity audits. opportunities addressed.review across the Group Internal Audit, Risk and Compliance teams. in the Board agenda during the 2018 financial year.

Vodafone Group Plc Annual Report on Form 20-F 2018 69 US Sarbanes-Oxley Act, receiving reports from management in the year the Group Corporate Security Director; Overview Strategic Report Governance Financials Other information telco strategy and being a trusted and admired brand. In addition to these in-depth reviews, the Committee also received Compliance with section 404 of the US Sarbanes-Oxley Act annual updates on:The Committee takes an active role in monitoring the – the risk of fraud in the organisation and how it is being managed fromGroup’s compliance activities in respect of section 404 of the covering changes to the section 404 programme including scoping and – local market audit and risk committee activities and alignment withthe results of work performed. the Group Committee’s activities; andThe scope of the Group’s section 404 compliance activities in 2018 – results of the use of “Speak Up” channels in place to enable were broadly similar compared to the 2017 financial year. The external employees to raise concerns about possible irregularities auditors reported the status of their work in each of their reports in financial reporting or other issues and the outputs of anyto the Committee. resulting investigations. The Committee has completed its review of the effectiveness of the Group’s system of internal control, including risk management, during the year and up to the date of this Annual Report, in accordance with the requirements of the Guidance on Risk Management, Internal Control and related Financial and Business Reporting published by the FRC. It confirms that no significant failings or weaknesses were identified in the review for the 2018 financial year and allowed us to provide positive assurance to the Board to assist it in making the statements required by the 2016 UK Corporate Governance Code. Where areas for improvement were identified, processes are in place to ensure that the necessary action is taken and that progress is monitored. Subject of in-depth reviewPrinciple risk (see pages 38 to 45) Anti-money laundering and M-Pesa, including the introduction of comprehensive anti-money laundering compliance programme in all markets operating M-Pesa and the implementation of a new watch list and transactional monitoring screening tool. Legal and regulatory compliance Sanctions and the Group’s risk tolerance relating to its existing relationships in high risk locations. Legal and regulatory compliance Technology resilience, including the Group’s continuing mobile resilience programme, the newer fixed resilience programme and the challenges related to building IT resilience. Technology resilience GDPR programme, including the implementation of a GDPR compliance programme as well as understanding its complexity and importance for delivering the Group’s digital Effective data management Cyber threat and information security The Group’s business continuity and crisis management approach, training and governance processes, particularly as they relate to the business continuity plans for principal risks. Covers a number of principal risks Telecommunications regulation compliance programme designed to ensure that all local markets have governance processes in place to address regulatory requirements. Legal and regulatory compliance Vodacom Group risk and compliance overview, including the organisational structures to ensure programme compliance in South Africa and the international markets. Local market view of its principal risks IT transformation and the Group’s methodology which is being applied to all new IT transformation projects. Effective digital and technological transformation Anti-bribery, including the Group’s risk tolerance and anti-bribery and corruption processes. Legal and regulatory compliance Cyber security and information security and the Group’s processes to manage its risk tolerance. Cyber threat and information security

70 Vodafone Group Plc Annual Report on Form 20-F 2018 Committee Chairman Report. This report includes both our current policy and details of how it received a vote in favour from shareholders of over 97%. I would in what was a constructive and two-way dialogue during the policy drafted to provide a degree of continuity in our arrangements and, contrary, it is intended that the current policy will remain in place for its during the year, are our principles of: implemented, drives the behaviours that support our strategy and which ensures our incentive plans only deliver significant rewards if shareholders by developing an approach to share ownership that The Committee is fully aware of its responsibility in ensuring that of Network Leadership, Customer eXperience eXcellence and Fit for 79 Annual Report on Remuneration of our business model via Digital Vodafone. This journey will ensure Governance Remuneration Committee Letter from the Remuneration Dear Shareholder On behalf of the Board, I present our 2018 Directors’ Remuneration our remuneration arrangements were implemented during the year under review. Our current policy was last approved at the 2017 AGM where like to take this opportunity to thank our shareholders for engaging consultation. The relationship that exists between the Committee and our shareholders is greatly valued and we will work hard to ensure this continues. Whilst our recently approved policy has just completed its first year of implementation, the Committee will continue to monitor its effectiveness and appropriateness for our business. The policy was subject to any compelling and currently unforeseen reason to the full three-year term. At the centre of this policy, and the decisions made by the Committee – ensuring our remuneration policy, and the manner in which it is business objectives; – maintaining a “pay for performance” approach to remuneration and when they are justified by business performance; – aligning the interests of our senior management team with those of helps to maintain commitment over the long term; and – offering competitive and fair rates of pay and benefits. Strategic Priorities remuneration arrangements support and drive our strategic priorities. These priorities are focused on leveraging our core programmes Growth to build a sustainable competitive advantage. This advantage is set to be supported through the transformation that we are equipped to compete in the Gigabit Society by allowing our growth engines of mobile data, fixed & converged and Enterprise to remain as competitive in the future as they are in the present. A core sign of our success along this journey will be how our customers judge our efforts. As such the importance of ensuring that the remuneration of management remains linked to customer satisfaction remained a priority for the Committee during this year’s review. The 40% weighting on customer appreciation KPIs under our short-term incentive will therefore remain in place for 2019 and will continue to be assessed robustly against a range of metrics (as detailed further on page 86). As communicated in previous years, cash generation continues to be the key driver of value creation. The Committee therefore continues to believe that including a cash flow measure in both our short-term and long-term incentive plans remains vital in emphasising where our financial priorities lie. Notwithstanding this, both service revenue and adjusted EBIT remain important metrics for ensuring an emphasis on cost discipline and will therefore continue to have an equal weighting with that of free cash flow under the GSTIP for the year ahead. Contents of the Remuneration Report 73 Remuneration Policy 74 The remuneration policy table 7 8 Chairman and Non-Executive Directors’ remuneration 79 Remuneration Committee 8 0 2018 remuneration 86 2019 remuneration 87 Further remuneration information Following the approval of the Remuneration Policy at our 2017 AGM, the Committee has continued to ensure remuneration levels are determined in line with our principles and in the context of evolving external considerations. Chairman Valerie Gooding Members Dr Mathias Döpfner Renee James Samuel Jonah Key objectives: To assess and make recommendations to the Board on the policies for executive remuneration and reward packages for the individual Executive Directors. Responsibilities: – determining, on behalf of the Board, the policy on the remuneration of the Chairman of the Board, the Executive Directors and the senior management team; – determining the total remuneration packages for these individuals including any compensation on termination of office; – operating within recognised principles of good governance; and – preparing an Annual Report on Directors’ remuneration. The Committee met five times during the year and each meeting had full attendance. The terms of reference of the Committee are available on vodafone.com/governance.

Vodafone Group Plc Annual Report on Form 20-F 2018 71 Pay in the wider context the year under review, for the GSTIP and GLTI being 56% and 45% areas of gender pay and all employee pay more generally. For the The Committee was presented with information on both of these areas to departing executives. Vittorio will not receive a GLTI award in 2018. Our activity in the area of gender pay during the year was underlined subsequently be appointed Chief Executive on 1 October 2018. women after a career break. year’s shareholder consultation, on 27 July 2018 the pension opportunity also engaged with the consultation on future changes to UK corporate decrease in fixed pay for the position of Chief Executive, and a decrease and the likely future introduction of CEO pay ratios. Executive the salary is lower than the level paid for the same role eight to seeing the final recommendations. In respect of the latter, given the Margherita can be found on pages 86 and 87 of the Annual Report plan to publish a ratio at this point but will of course comply with The Committee will continue to monitor all external developments used under the short-term and long-term incentive plans. stakeholders in mind. to ensure that the current measures and their respective weightings and I look forward to the insight and experience that Michel will bring Annual bonus performance during the year was assessed against both members for their work during the year and look forward to working opportunity and consisted of the three equally weighted metrics of service brand consideration, churn, revenue market share and ARPU. Chairman of the Remuneration Committee Overview Strategic Report Governance Financials Other information Pay for Performance performance was above target, reflecting the progress we are making Over recent years the importance of cultivating a genuine “pay foracross the business in this area. The combined performance under all performance” culture has been reflected in the wider market by the of these measures during the year resulted in an overall payout of 64% actions of shareholders who have used their votes to send clear messages of maximum. Further details on our performance under each measure to boards where they believe this principle has been neglected.can be found on pages 80 and 81 of the Annual Report on Remuneration. During consultations and conversations with our shareholders I have The 2016 Global Long-Term Incentive award was subject to free cash been pleased to see that the Committee’s robust annual approach flow and TSR performance as measured over a three-year period ending to target setting is recognised. The Committee’s commitment31 March 2018. The free cash flow measure finished below target during to ensuring that exceptional outcomes are only warranted in the casesthis period whilst TSR performance was above the median of our TSR peer of exceptional performance continues to ensure that we deliver genuinegroup. Overall payout for the award was therefore 66.7% of maximum. variable pay, with the average payout over the last three years, including of maximum respectively.During the year there were a number of external developments in the Arrangements for the year aheadformer, this involved certain UK companies having to publish details As has been announced, our Chief Executive, Vittorio Colao, has given of their gender pay gap for the first time, whilst for the latter this notice to the Board of his wish to retire. Vittorio’s retirement willinvolved continued discussion around how corporate governance be effective 30 September 2018. His leaving arrangements will be in linemeasures could be enhanced to ensure that employee conditions are with our shareholder approved remuneration policy and as such appropriately considered when reviewing executive pay levels. will include no additional elements outside of our normal approach during the year and discussed our current positions as well as what Following the conclusion of our 2018 AGM, Nick Read (currently activities were being undertaken to further improve our employee Chief Financial Officer) will be appointed Chief Executive-Designate,conditions. Our 2017 UK Gender Pay Gap can be found on our website with Margherita Della Valle (currently Deputy Chief Financial Officer) at vodafone.com/sustainablebusiness/genderpay being appointed to the Board as Chief Financial Officer. Nick Read will by the work of our Chief Executive who is one of ten business leaders Upon appointment to their new roles on 27 July 2018, Nick and to actively champion gender equality as part of the UN HeForShe Margherita will receive annual salaries of £1,050,000 and £700,000campaign. During the year we continued to engage in a number respectively. This compares to current levels for these roles of activities to support the increase in the number of women of £1,150,000 and £725,000 respectively.in management roles including our ground-breaking global maternity In addition, and in response to feedback we received during lastpolicy and the world’s largest international programme to recruit for both Nick and Margherita will be revised from the current level of 24% In the wider area of all employee pay, we continue to undertake of salary to 10% of salary which will then be aligned with our wideran annual Fair Pay exercise to ensure that employees across our UK population.markets are appropriately paid and, where issues are identified, that When viewing these two changes together, the net result is a 19.0%these are investigated and corrected. During the year the Committee of 14.3% for the role of Chief Financial Officer. In the case of the Chiefgovernance – in particular efforts to improve the “employee voice” years ago. In terms of the former, the Committee remains open to ideas on how Further information on the forward-looking arrangements for Nick and to improve engagement with our employees and looks forward on Remuneration.current uncertainty regarding the methodology to be used, we do not Finally, in respect of incentives, the Committee determined that disclosure requirements once they are in place. no changes should be made to either the metrics or the weightings The Committee will continue to monitor these arrangements closely in these areas and respond as appropriate with the best interests of our remain appropriate in future years. For 2018/19, Nick and Margherita willFinally, I would like to take this opportunity to thank Dr. Mathias Döpfner, be eligible for incentives in line with our remuneration policy for theirwho will be stepping down from the Board at the 2018 AGM, for his work new respective positions.and commitment whilst serving on the Committee. Michel Demaré Remuneration outcomes during 2018will join the Committee on the same date as Mathias’ departure from it, financial and strategic measures. The former constituted 60% of total to his new role. Similarly, I would like to thank my fellow Committee revenue, adjusted EBIT and adjusted free cash flow. The latter constitutedwith them and you, our shareholders, in the year ahead. 40% of total opportunity and was linked to customer appreciation KPIs –/s/ Valerie Gooding the assessment of which looked at metrics including net promoter score,Valerie Gooding During the year service revenue performed in line with target, driven 8 June 2018 by strong performance in our European markets. Adjusted EBIT and free cash flow performed above target, with the UK business performing particularly well across both measures. Our Customer Appreciation KPI

72 Vodafone Group Plc Annual Report on Form 20-F 2018 Governance Remuneration Committee (continued) Total target remuneration at a glance – 2018 compared to 2019 The below table illustrates the arrangements in place during the year under review (2018) compared to those which will be in place for 2019. 2018 (y/e 31 March 2018)2019 (y/e 31 March 2019) Base salary Effective 1 July 2017:Effective 27 July 2018: Chief Executive: £1,150,000 (no increase).Chief Executive: £1,050,000 (8.7% decrease to the role). Chief Financial Officer: £725,000 (1.5% increase).Chief Financial Officer: £700,000 (3.4% decrease to the role). Benefits Travel related benefits and private medical cover.Travel related benefits and private medical cover. PensionPension contribution of 24% of salary for all Pension contribution of 24% of salary for all Executive Executive Directors.Directors until 27 July 2018 from which date contributions will be reduced to 10% of salary for new executive incumbents. GSTIP Opportunity (% of salary):Opportunity (% of salary): Target: 100% Target: 100% Maximum: 200% Maximum: 200% Measures:Measures: Service revenue (20%), adjusted EBIT (20%), adjusted FCF Service revenue (20%), adjusted EBIT (20%), adjusted FCF (20%), and customer appreciation KPIs (40%).(20%), and customer appreciation KPIs (40%). GLTI Opportunity (% of salary):Opportunity (% of salary): Target:Target: Chief Executive – 230% Chief Executive – 230% Other Executive Directors – 210% Other Executive Directors – 210% Maximum:Maximum: Chief Executive – 575% Chief Executive – 575% Other Executive Directors – 525% Other Executive Directors – 525% Measures:Measures: Adjusted free cash flow (2/3 of total award) andAdjusted free cash flow (2/3 of total award) and TSR (1/3 of total award).TSR (1/3 of total award). Total targetChief Executive – £5.2mChief Executive – £4.6m remunerationChief Financial Officer – £3.2mChief Financial Officer – £3.0m Shareholding Chief Executive – 500% of salary Chief Executive – 500% of salary guidelinesChief Financial Officer – 400% of salary Chief Financial Officer – 400% of salary Include post-employment holding requirements.Include post-employment holding requirements.

Vodafone Group Plc Annual Report on Form 20-F 2018 73 Overview Strategic Report Governance Financials Other information Remuneration Policy No changes have been made to our policy since its approval at the 2017 annual general meeting which was held on 28 July 2017. Our approved Policy Report is available on our website at vodafone.com, and has been reproduced below exactly as it was set out in the 2017 Annual Report. As such, a few phrases (e.g. references to the 2017 annual general meeting and page number references) are now out of date. REMUNERATION POLICY (FIRST PUBLISHED IN THE 2017 ANNUAL REPORT) In this forward-looking section we describe our remuneration policy for the Board. This includes our considerations when determining policy, a description of the elements of the reward package, including an indication of the potential future value of this package for each of the Executive Directors, and the policy applied to the Chairman and Non-Executive Directors. We will be seeking shareholder approval for our Remuneration Policy at the 2017 AGM and we intend to implement at that point. A summary and explanation of the proposed changes to the current remuneration policy is provided on pages 67 to 70. Subject to approval, we will review our policy each year to ensure that it continues to support our company strategy and if we feel it is necessary to make a change to our policy within the next three years, we will seek shareholder approval. Considerations when determining remuneration policy Our remuneration principles which are outlined on page 67 are the context for our policy. Our principal consideration when determining remuneration policy is to ensure that it supports our company strategy and business objectives. The views of our shareholders are also taken into account when determining executive pay. In advance of asking for approval for the remuneration policy we have consulted with our major shareholders. We invited our top 20 shareholders and a number of key governance stakeholders to comment on remuneration at Vodafone and to provide feedback on the proposed changes to the current policy which was approved at the 2014 AGM. A number of meetings between shareholders and the Remuneration Committee Chairman took place during this consultation period. Further details of this consultation are provided on pages 67 to 69 whilst a summary of the proposed changes to our current policy, which are incorporated in this revised Remuneration Policy section, is provided on page 70. Listening to and consulting with our employees is very important. This can take different forms in different markets but always includes our annual people survey which attracts very high levels of participation and engagement. We do not consult directly with employees on the executive remuneration policy nor is any fixed remuneration comparison measurement used. However, when determining the policy for Executive Directors, we have been mindful of the pay and employment conditions of employees in Vodafone Group as a whole, with particular reference to the market in which the executive is based. Further information on our remuneration policy for other employees is given on page 74. Performance measures and targets Our Company strategy and business objectives are the primary consideration when we are selecting performance measures for our incentive plans. The targets within our incentive plans that are related to internal financial measures (such as revenue, profit and cash flow) are typically determined based on our budgets. Targets for strategic and external measures (such as customer appreciation KPIs and total shareholder return (‘TSR’)) are set based on company objectives and in light of the competitive marketplace. The threshold and maximum levels of performance are set to reflect minimum acceptable levels at threshold and very stretching levels at maximum. As in previous Remuneration Reports we will disclose the details of our performance targets for our short and long-term incentive plans. However, our annual bonus targets are commercially sensitive and therefore we will only disclose our targets in the Remuneration Report following the completion of the financial year. We will disclose the targets for each long-term award in the Remuneration Report for the financial year preceding the start of the performance period. At the end of each performance period we review performance against the targets, using judgement to account for items such as (but not limited to) mergers, acquisitions, disposals, foreign exchange rate movements, changes in accounting treatment, material one-off tax settlements etc. The application of judgement is important to ensure that the final assessments of performance are fair and appropriate. In addition, the Remuneration Committee reviews the incentive plan results before any payments are made to executives or any shares vest and has full discretion to adjust the final payment or vesting downwards if they believe circumstances warrant it. In particular, the Committee has the discretion to use either malus or clawback as it sees appropriate. In the case of malus, the award may lapse wholly or in part, may vest to a lesser extent than it would otherwise have vested or vesting may be delayed. In the case of clawback, the Committee may recover bonus amounts that have been paid up to three years after the relevant payment date, or recover share awards that have vested up to two years after the relevant vesting date. The key trigger events for the use of the clawback arrangements include material misstatement of performance, material miscalculation of performance condition outcomes, and gross misconduct. Subject to approval of this Remuneration Policy, the clawback arrangements will be applicable to all future bonus amounts paid, or share awards granted, following the 2017 AGM.

74Vodafone Group Plc Annual Report on Form 20-F 2018 Governance Remuneration Policy (continued) The remuneration policy table The table below summarises the main components of the reward package for Executive Directors. Purpose and link to strategy Operation are granted each year. Base salary – To attract and retain the best talent. – Salaries are usually reviewed annually and fixed for 12 months commencing 1 July. Decision is influenced by: – level of skill, experience and scope of responsibilities of individual; – business performance, scarcity of talent, economic climate and market conditions; – increases elsewhere within the Group; and – external comparator groups (which are used for reference purposes only) made up of companies of similar size and complexity to Vodafone. Pension – To remain competitive within the marketplace. – Executive Directors may choose to participate in the defined contribution pension scheme or to receive a cash allowance in lieu of pension. Benefits – To aid retention and remain competitive within the marketplace. – Travel related benefits. This may include (but is not limited to) company car or cash allowance, fuel and access to a driver where appropriate. – Private medical, death and disability insurance and annual health checks. – In the event that we ask an individual to relocate we would offer them support in line with Vodafone’s relocation or international assignment policies. This may cover (but is not limited to) relocation, cost of living allowance, housing, home leave, education support, tax equalisation and advice. – Legal fees if appropriate. – Other benefits are also offered in line with the benefits offered to other employees for example, our all-employee share plan, mobile phone discounts, maternity/paternity benefits, sick leave, paid holiday, etc. Annual Bonus –Global Short-Term Incentive Plan (‘GSTIP’) – To drive behaviour and communicate the key priorities for the year. – To motivate employees and incentivise delivery of performance over the one year operating cycle. – The financial metrics are designed to both drive our growth strategies whilst also focusing on improving operating efficiencies. The strategic measures aim to ensure a great customer experience remains at the heart of what we do. – Bonus levels and the appropriateness of measures and weightings are reviewed annually to ensure they continue to support our strategy. – Performance over the financial year is measured against stretching financial and non-financial performance targets set at the start of the financial year. – The annual bonus is usually paid in cash in June each year for performance over the previous year. Long-Term Incentive – Global Long-Term Incentive Plan (‘GLTI’) – To motivate and incentivise delivery of sustained performance over the long term. – To support and encourage greater shareholder alignment through a high level of personal share ownership. – The use of free cash flow as the principal performance measure ensures we apply prudent cash management and rigorous capital discipline to our investment decisions, whilst the use of TSR along with a performance period of not less than three years means that we are focused on the long-term interests of our shareholders. – Award levels and the framework for determining vesting are reviewed annually to ensure they continue to support our strategy. – Long-term incentive awards consist of performance shares which – All awards vest not less than three years after the award based on Group operational and external performance. – Dividend equivalents are paid in cash after the vesting date.

Vodafone Group Plc Annual Report on Form 20-F 2018 75 Overview Strategic Report Governance Financials Other information Opportunity Performance metrics to adjusted free cash flow and 1/3 to – Average salary increases for existing Executive Committee members (including Executive Directors) will not normally exceed average increases for employees in other appropriate parts of the Group. Increases above this level may be made in specific situations. These situations could include (but are not limited to) internal promotions, changes to role, material changes to the business and exceptional company performance. None. – The pension contribution or cash payment is equal to 24% of annual gross salary. None. – Benefits will be provided in line with appropriate levels indicated by local market practice in the country of employment. – We expect to maintain benefits at the current level but the value of benefit may fluctuate depending on, amongst other things, personal situation, insurance premiums and other external factors. None. – Bonuses can range from 0–200% of base salary, with 100% paid for on-target performance. Maximum is only paid out for exceptional performance. – Performance over each financial year is measured against stretching targets set at the beginning of the year. – The performance measures normally comprise of a mix of financial and strategic measures. Financial measures may include (but are not limited to) profit, revenue and cash flow with a weighting of no less than 50%. Strategic measures may include (but are not limited to) customer appreciation KPIs such as net promoter score and brand consideration. – The target award level is 230% of base salary for the Chief Executive and 210% for other Executive Directors. – Minimum vesting is 0% of the target award level, threshold vesting is 45% of the target award level, and maximum vesting is 250% of the target award level. – Maximum long-term incentive face value at award of 575% of base salary for the Chief Executive and 525% for others Executive Directors. – The Committee has the discretion to reduce long-term incentive grant levels for directors who have neither met their shareholding guideline nor increased their shareholding by 100% of salary during the year. – The awards that vest accrue cash dividend equivalents over the three year vesting period. – Awards vest to the extent performance conditions are satisfied. There is a mandatory holding period where 50% of the post-tax shares are released after vesting, a further 25% after the first anniversary of vesting, and the remaining 25% will be released after the second anniversary. – Performance is measured against stretching targets set at the beginning of the performance period. – Vesting is determined based on the following measures: – adjusted free cash flow as our operational performance measure; and – relative TSR against a peer group of companies as our external performance measure. – Measures will normally be weighted 2/3 relative TSR.

76Vodafone Group Plc Annual Report on Form 20-F 2018 Governance Remuneration Policy (continued) Notes to the remuneration policy table Existing arrangements We will honour existing awards to Executive Directors, and incentives, benefits and contractual arrangements made to individuals prior to their promotion to the Board and/or prior to the approval and implementation of this policy. For the avoidance of doubt this includes payments in respect of any award granted under the previous remuneration policy. This will last until the existing incentives vest (or lapse) or the benefits or contractual arrangements no longer apply. Long-Term Incentive (‘GLTI’) When referring to our long-term incentive awards we use the financial year end in which the award was made. For example, the “2017 award” was made in the financial year ending 31 March 2017. The awards are usually made in the first half of the financial year (the 2017 award was made in June 2016). The extent to which awards vest depends on two performance conditions: – underlying operational performance as measured by adjusted free cash flow; and – relative Total Shareholder Return (‘TSR’) against a peer group median. Adjusted free cash flow The free cash flow performance is based on the cumulative adjusted free cash flow figure over the performance period. The detailed targets and the definition of adjusted free cash flow are determined each year as appropriate. The target adjusted free cash flow level is set by reference to our long-range plan and market expectations. We consider the targets to be critical to the Company’s long-term success and its ability to maximise shareholder value, and to be in line with the strategic goals of the Company. The Remuneration Committee sets these targets to be sufficiently demanding with significant stretch where only outstanding performance will be rewarded with a maximum payout. The cumulative adjusted free cash flow vesting levels as a percentage of the award subject to this performance element are shown in the table below (with linear interpolation between points): Vesting percentage Performance (% of FCF element) Below threshold 0% Threshold 18% Target 40% Maximum 100% TSR outperformance of a peer group median We have a limited number of appropriate peers and this makes the measurement of a relative ranking system volatile. As such, the outperformance of the median of a peer group is felt to be the most appropriate TSR measure. The peer group for the performance condition is reviewed each year and amended as appropriate. The TSR vesting levels as a percentage of the award subject to this performance element are shown in the table below (with linear interpolation between points): Vesting percentage (% of TSR element) Below median 0% Median 18% Percentage outperformance of the peer group median equivalent to 65th percentile 40% Percentage outperformance of the peer group median equivalent to 80th percentile 100% In order to determine the percentages for the equivalent outperformance levels above median, the Remuneration Committee seeks independent external advice. Remuneration policy for other employees While our remuneration policy follows the same fundamental principles across the Group, packages offered to employees reflect differences in market practice in the different countries, role and seniority. For example, the remuneration package elements for our Executive Committee are essentially the same as for the Executive Directors with some minor differences, for example smaller levels of share awards and local or regional performance conditions where appropriate. The remuneration for the next level of management, our senior leadership team, again follows the same principles with local and individual performance aspects in the annual bonus targets and performance share awards. They also receive lower levels of share awards which are partly delivered in conditional share awards without performance conditions.

Vodafone Group Plc Annual Report on Form 20-F 2018 77 Overview Strategic Report Governance Financials Other information Estimates of total future potential remuneration from 2018 pay packages The tables below provide estimates of the potential future remuneration for each of the Executive Directors based on the remuneration opportunity to be granted in the 2018 financial year. Potential outcomes based on different performance scenarios are provided for each Executive Director. The assumptions underlying each scenario are described below. Fixed Consists of base salary, benefits and pension. Base salary is at 1 July 2017. Benefits are valued using the figures in the total remuneration for the 2017 financial year table on page 78 (of the 2017 report). Pensions are valued by applying cash allowance rate of 24% of base salary at 1 July 2017. Base BenefitsPension Total fixed (£’000)(£’000)(£’000)(£’000) Chief Executive1,150 272761,453 Chief Financial Officer 72529174928 On targetBased on what a Director would receive if performance was in line with plan. The target award opportunity for the annual bonus (‘GSTIP’) is 100% of base salary. The target award opportunity for the long-term incentive (‘GLTI’) is 230% of base salary for the Chief Executive and 210% for the Chief Financial Officer. We assumed that TSR performance was at median. Maximum Two times the target award opportunity is payable under the annual bonus (‘GSTIP’). The maximum levels of performance for the long-term incentive (‘GLTI’) are 250% of target award opportunity. We assumed that TSR performance was at or above the 80th percentile equivalent. All scenarios Long-term incentives consist of share awards only which are measured at face value i.e. no assumption for increase in share price or cash dividend equivalents payable. 64% £5,24862% £1,45323% Recruitment remuneration Our approach to recruitment remuneration is to pay no more than is necessary and appropriate to attract the right talent to the role. The remuneration policy table (pages 72 and 73) sets out the various components which would be considered for inclusion in the remuneration package for the appointment of an Executive Director. Any new Director’s remuneration package would include the same elements, and be subject to the same constraints, as those of the existing Directors performing similar roles. This means a potential maximum bonus opportunity of 200% of base salary and long-term incentive maximum face value of opportunity at award of 575% of base salary. When considering the remuneration arrangements of individuals recruited from external roles to the Board, we will take into account the remuneration package of that individual in their prior role. We only provide additional compensation to individuals for awards foregone. If necessary we will seek to replicate, as far as practicable, the level and timing of such remuneration, taking into account also any remaining performance requirements applying to it. This will be achieved by granting awards of cash or shares that vest over a timeframe similar to those forfeited and if appropriate based on performance conditions. A commensurate reduction in quantum will be applied where it is determined that the new awards are either not subject to performance conditions or subject to performance conditions that are not as stretching as those of the awards forfeited. Service contracts of Executive Directors After an initial term of up to two years Executive Directors’ contracts have rolling terms and are terminable on no more than 12 months’ notice. The key elements of the service contract for executives relate to remuneration, payments on loss of office (see below), and restrictions during active employment (and for 12 months thereafter). These restrictions include non-competition, non-solicitation of customers and employees etc. Additionally, all of the Company’s share plans contain provisions relating to a change of control. Outstanding awards and options would normally vest and become exercisable on a change of control to the extent that any performance condition has been satisfied and pro-rated to reflect the acceleration of vesting. Vittorio Colao, Chief Executive£’000 Nick Read, Chief Financial Officer£’000 12,000 £10,366 12,000 10,000 10,000 8,000 8,000 £6,184 6,000 50% 6,000 4,000 22% 22% 4,000 48% £3,176 2,000 £928 2,000 28% 14% 23% 29% 15% 0Fixed On targetMaximum  Salary and benefits  Annual bonus  Long-term incentive 0Fixed On targetMaximum  Salary and benefits  Annual bonus  Long-term incentive

78 Vodafone Group Plc Annual Report on Form 20-F 2018 Governance loss of office innormal (if the executive continues to work during the notice period or is on gardening leave) or they will be made Remuneration Policy (continued) Payments for departing executives In the table below we summarise the key elements of our policy on payment for loss of office. We will of course, always comply both with the relevant plan rules and local employment legislation. Provision Policy Notice period and– 12 months’ notice from the Company to the Executive Director. compensation for– Up to 12 months’ base salary (in line with the notice period). Notice period payments will either be made as service contractsas monthly payments in lieu of notice (subject to mitigation if alternative employment is obtained). Treatment of annual bonus – The annual bonus will be pro-rated for the period of service during the financial year and will reflect the extent to (‘GSTIP’) on termination which Company performance has been achieved. under plan rules – The Remuneration Committee has discretion to reduce the entitlement to an annual bonus to reflect the individual’s performance and the circumstances of the termination. Treatment of unvested – An Executive Director’s award will vest in accordance with the terms of the plan and satisfaction of performance long-term incentive awards conditions measured at the normal completion of the performance period, with the award pro-rated for the (‘GLTI’) on termination proportion of the vesting period that had elapsed at the date of cessation of employment. under plan rules – The Remuneration Committee has discretion to vary the level of vesting as deemed appropriate, and in particular to determine that awards should not vest for reasons which may include, at their absolute discretion, departure in case of poor performance, departure without the agreement of the Board, or detrimental competitive activity. Pension and benefits– Generally pension and benefit provisions will continue to apply until the termination date. – Where appropriate other benefits may be receivable, such as (but not limited to) payments in lieu of accrued holiday and legal fees or tax advice costs in relation to the termination. – Benefits of relative small value may continue after termination where appropriate, such as (but not limited to) mobile phone provision. In exceptional circumstances, an arrangement may be established specifically to facilitate the exit of a particular individual albeit that any such arrangement would be made within the context of minimising the cost to the Group. We will only take such a course of action in exceptional circumstances and where it is considered to be in the best interests of shareholders. Chairman and Non-Executive Directors’ remuneration Our policy is for the Chairman to review the remuneration of Non-Executive Directors annually following consultation with the Remuneration Committee Chairman. Fees for the Chairman are set by the Remuneration Committee. Element Policy Fees – We aim to pay competitively for the role including consideration of the time commitment required. We benchmark the fees against an appropriate external comparator group. We pay fees to our Chairman and Senior Independent Director that include fees for chairmanship of any committees. We pay a fee to each of our other Non-Executive Directors and they receive an additional fee if they chair a committee. Non-executive fee levels are set within the maximum level as approved by shareholders as part of our Articles of Association. Allowances – An allowance is payable each time a non-Europe-based Non-Executive Director is required to travel to attend Board and committee meetings to reflect the additional time commitment involved. Incentives – Non-Executive Directors do not participate in any incentive plans. Benefits– Non-Executive Directors do not participate in any benefit plans. The Company does not provide any contribution to their pension arrangements. The Chairman is entitled to the use of a car and a driver whenever and wherever he is providing his services to or representing the Company. We have been advised that for Non-Executive Directors, certain travel and accommodation expenses in relation to attending Board meetings should be treated as a taxable benefit therefore we also cover the tax liability for these expenses. Non-Executive Director service contracts Non-Executive Directors are engaged on letters of appointment that set out their duties and responsibilities. The appointment of Non-Executive Directors may be terminated without compensation. Non-Executive Directors are generally not expected to serve for a period exceeding nine years. For further information refer to the “Nomination and Governance Committee” section of the Annual Report.

Vodafone Group Plc Annual Report on Form 20-F 2018 79 Overview Strategic Report Governance Financials Other information Annual Report on Remuneration Remuneration Committee In this section we give details of the composition of the Remuneration Committee and activities undertaken during the 2018 financial year. The Committee is comprised to exercise independent judgement and consists only of the following independent Non-Executive Directors: Chairman: Valerie Gooding Committee members: Dr Mathias Döpfner, Renee James and Samuel Jonah The Committee regularly consults with Vittorio Colao, the Chief Executive, and Ronald Schellekens, the Group HR Director, on various matters relating to the appropriateness of awards for Executive Directors and senior executives, though they are not present when their own compensation is discussed. In addition, Adrian Jackson, the Group Reward and Policy Director, provides a perspective on information provided to the Committee, and requests information and analysis from external advisers as required. Rosemary Martin, the Group General Counsel and Company Secretary, advises the Committee on corporate governance guidelines and acts as secretary to the Committee. External advisers The Remuneration Committee seeks and considers advice from independent remuneration advisers where appropriate. The appointed advisers, Willis Towers Watson, were selected through a thorough process led by the Chairman of the Remuneration Committee at the time and were appointed by the Committee in 2007. The Chairman of the Remuneration Committee has direct access to the advisers as and when required, and the Committee determines the protocols by which the advisers interact with management in support of the Committee. The advice and recommendations of the external advisers are used as a guide, but do not serve as a substitute for thorough consideration of the issues by each Committee member. Advisers attend Committee meetings occasionally, as and when required by the Committee. Willis Towers Watson is a member of the Remuneration Consultants’ Group and, as such, voluntarily operates under the Remuneration Consultants’ Group Code of Conduct in relation to executive remuneration consulting in the UK. This is based upon principles of transparency, integrity, objectivity, competence, due care and confidentiality by executive remuneration consultants. Willis Towers Watson has confirmed that it adheres to that Code of Conduct throughout the year for all remuneration services provided to Vodafone and therefore the Committee is satisfied that it is independent and objective. The Remuneration Consultants’ Group Code of Conduct is available at remunerationconsultantsgroup.com. Fees for services provided to the Committee Adviser Appointed byServices provided to the Committee £’0001Other services provided to the Company Willis Towers Watson Remuneration Advice on market practice; governance;63Reward and benefits consultancy; Committee provision of market data on executive reward;provision of benchmark data; pension in 2007reward consultancy; and performance analysis.administration; and insurance consultancy services. Note: 1 Fees are determined on a time spent basis. 2017 annual general meeting – Remuneration Policy voting results At the 2017 annual general meeting there was a binding vote on our Remuneration Policy. Details of the voting outcomes are provided in the table below. Votes for%Votes against%Total votes Withheld Remuneration Policy17,581,245,48897.19 507,704,3672.8118,088,949,85555,312,703 2017 annual general meeting – Remuneration Report voting results At the 2017 annual general meeting there was an advisory vote on our Remuneration Report. Details of the voting outcomes are provided in the table below. Votes for%Votes against%Total votes Withheld Remuneration Report 17,324,339,65897.40 462,209,2942.60 17,786,548,952357,720,232 Meetings The Remuneration Committee had five formal meetings and one formal conference call during the year. In addition, informal conference calls can also take place. The principal agenda items at the formal meetings were as follows: Meeting Agenda items May 2017– 2017 annual bonus achievement and 2018 targets and ranges– 2017 Directors’ Remuneration Report – 2015 long-term incentive award vesting and 2018 targets and ranges July 2017– 2018 long-term incentive awards– Large local market CEO remuneration November 2017 – Corporate governance matters – External insights January 2018– 2019 annual bonus framework– Review of Remuneration Policy – Gender Pay Gap March 2018– 2019 reward packages for the Executive Committee – Committee’s Terms of Reference – Chairman and Non-Executive Director fee levels – Risk assessment – 2018 Directors’ Remuneration Report

80 Vodafone Group Plc Annual Report on Form 20-F 2018 Governance Annual Report on Remuneration (continued) 2018 remuneration In this section we summarise the pay packages awarded to our Executive Directors for performance in the 2018 financial year versus 2017. Specifically we have provided a table that shows all remuneration that was earned by each individual during the year and computed a single total remuneration figure for the year. The value of the annual bonus (‘GSTIP’) reflects what was earned in respect of the year but will be paid out in cash in the following year. Similarly the value of the long-term incentive (‘GLTI’) reflects the share awards which will vest in June 2018 as a result of the performance through the three year period ended at the completion of our financial year on 31 March 2018. The Remuneration Committee reviews all incentive awards prior to payment and uses judgement to ensure that the final assessments of performance are fair and appropriate. If circumstances warrant it, the Committee may adjust the final payment or vesting downwards. On this occasion, based on the fact that final annual bonus payout and final vesting level of long-term incentives awards under the GLTI were deemed to be an accurate reflection of performance and were considered fair and appropriate, the Committee did not use its discretion to adjust final outcomes. 2018 annual bonus (‘GSTIP’) payout In the table below we disclose our achievement against each of the performance measures and targets in our annual bonus (‘GSTIP’) and the resulting total annual bonus payout level for the year ended 31 March 2018 of 127.9% of target. This is applied to the target bonus level of 100% of base salary for each executive. Commentary on our performance against each measure is provided below the table. Payout at Payout at ThresholdTarget Maximum Actual target maximum Actual performance performance performance performance performance performance payout level level level level1 Performance measure 100% 200% %€bn€bn€bn€bn Service revenue 20% 40%20.5%43.445.7 48.0 45.7 Adjusted EBIT20% 40%30.0%2.5 3.7 4.8 4.3 Adjusted free cash flow 20%40%32.7% 3.9 4.7 5.6 5.3 Customer appreciation KPIs 40%80% 44.7%See below for further details Total annual bonus payout level100% 200% 127.9% Notes: 1 These figures are adjusted to include the removal of the impact of M&A, foreign exchange movements and any changes in accounting treatment. Financial Metrics During the year under review, service revenue performance was in line with the target performance level. This reflected above target revenue performance in Germany, UK, Italy, and most of our other European markets as well as Egypt and Turkey. However, this was offset by below target performance in Spain, India, and New Zealand. Adjusted EBIT and free cash flow results were above target in nearly all markets, with particularly strong results in the UK, Germany, Italy, Egypt and Turkey. Customer appreciation KPIs An assessment of performance under the customer appreciation KPIs measure was conducted on a market by market basis. Each market was assessed against a number of different metrics which included: – Net Promoter Score for both Consumer and Enterprise business units – Brand consideration for Enterprise and both Consumer user and Consumer non-user – Churn, revenue market share and ARPU In respect of the measures included under the customer appreciation KPIs, net promoter score is used as a measure of the extent to which our customers would recommend us, whilst brand consideration acts as a measure of the percentage of people who would consider using a certain brand as their telecoms provider. Total remuneration for the 2018 financial year Vittorio Colao Nick Read 2018 £’000 2017 £’000 2018 £’000 2017 £’000 Salary/fees 1,150 1,150 722 710 Taxable benefits1 25 27 24 29 Annual bonus: GSTIP (see below for further detail) 1,471 1,087 927 675 Total long-term incentive: 5,061 3,791 2,648 2,029 GLTI vesting during the year2 4,296 3,271 2,248 1,751 Cash in lieu of GLTI dividends3 765 520 400 278 Cash in lieu of pension 276 276 173 171 Other4 1 1 1 1 Total 7,984 6,332 4,495 3,615 Notes: 1 Taxable benefits include amounts in respect of: – Private healthcare (2018: Vittorio Colao £2,482, Nick Read £2,482; 2017: Vittorio Colao £3,091, Nick Read £2,079); – Cash car allowance £19,200 p.a.; and – Travel (2018: Vittorio Colao £2,864, Nick Read £2,479; 2017: Vittorio Colao £4,812, Nick Read £7,933). 2 The value shown in the 2017 column is the award which vested on 26 June 2017 and is valued using the execution share price on 26 June 2017 of 224.29 pence. The value shown in the 2018 column is the award which vests on 26 June 2018 and is valued using an average of closing share price over the last quarter of the 2018 financial year of 211.81 pence. 3 Participants also receive a cash award, equivalent in value to the dividends that would have been paid during the vesting period on any shares that vest. The cash in lieu of dividend value shown in 2018 relates to the award which vests on 26 June 2018. 4 Reflects the value of the SAYE benefit which is calculated as £375 (2017: £250) x 12 months x 20% to reflect the discount applied based on savings made during the year.

Vodafone Group Plc Annual Report on Form 20-F 2018 81 Adjusted free cash flow measure £bn (Up to median) (65th percentile equivalent) (80th percentile equivalent) Deutsche Telekom Telefónica Threshold 7.3 50% 100% 125% 2018 was £8.7 billion. This compares with a target of £9.0 billion and median by 7.6% a year. 100 in a payout of 166.9% of target. 94 98 98 92 95 Overview Strategic Report Governance Financials Other information Both measures utilise data from our local markets which is collected and validated for quality and consistency by independent third party agencies. The data is sourced from studies involving both our own customers and customers of our competitors for the NPS measure, and both Vodafone users and non-users for the brand consideration measure. In formulating a final assessment of performance under the customer appreciation KPIs other relevant customer factors such as churn, customer growth and service levels are considered. Overall Group performance was above target for the year reflecting our current market positions of: – Being ranked number 1 for Consumer NPS in 19 of the 22 markets where we measure this metric. – Being ranked number 1 for Enterprise NPS in 12 of the 18 markets where we measure this metric. – Being ranked number 1 for both User and Non-User Consumer Brand Consideration in 17 of the 22 markets where we measure this metric. During the year we increased the number of markets where we were number 1 for consumer NPS from 15 to 19 markets, but saw the number of markets where we were number 1 for Enterprise NPS decrease from 14 to 12. The fact that overall performance against our Customer Appreciation KPIs metrics remains significantly below maximum opportunity reflects that, in our opinion, there is still work to be done to both maintain and improve our global customer service offering. The aggregated performance for the regions and the Group is calculated on a revenue-weighted average to give an overall achievement. Performance this year under this measure is as follows; Customer appreciation KPIs Achievement Europe 110.0% AMAP 115.9% Group 111.7% To provide a breakdown of overall performance, the table above sets out our achievement in both our Europe and AMAP regions. The achievement percentage for Europe reflects strong performance in both Germany and Italy, with Portugal and Ireland also recording above target performance in this area. The above target performance in Germany reflects our position as NPS leader in this market, with our overall NPS score improving year on year. In Italy we hold the position of 4G customer leader with the average data usage increasing compared to the previous year. The achievement percentage for AMAP reflects strong performance in India, South Africa and our other Southern African markets. In South Africa we are the NPS leader in both Consumer and Enterprise with a significant lead above our second placed peers. This market leading position is replicated in India despite particularly challenging market conditions. Despite pricing pressures in this market we are the joint leader for both user and non-user Brand Consideration reflecting the effective implementation of our CXX programme despite difficult local conditions. Base salaryTarget bonus2018 payoutActual payment 2018 annual bonus (‘GSTIP’) amounts£’000% of base salary % of target £’000 Vittorio Colao 1,150 100% 127.9%1,471 Nick Read 725100% 127.9%927 Long-term incentive (‘GLTI’) award vesting in June 2018 The 2016 long-term incentive (‘GLTI’) awards which were made in June 2015 and September 2015 will vest at 66.7% of maximum (166.9%of target) in June 2018. The performance conditions for the three year period ending in the 2018 financial year are as follows: TSR outperformance TSR peer group 0.0% p.a.4.5% p.a.9.0% p.a.BhartiOrange Below threshold <7.30%0%0%BT Group Telecom Italia Target 9.0 75%150% 200% MTN Maximum 10.7125% 187.5% 250% The adjusted free cash flow for the three year period ended on 31 March a threshold of £7.3 billion. The chart to the right shows that our TSR performance against our peer group for the same period resulted in an out-performance of the Using the combined payout matrix above, this performance resulted The combined vesting percentages are applied to the target number of shares granted as shown below. 2016 GLTI award: TSR performance (growth in the value of a hypothetical US$100 holding over the performance period, six-month averaging) 120114 115108 110107105106 105103100 100102 90 858786 808380 7575 7003/1509/1503/1609/1603/1709/1703/18 Vodafone Group Median of peer groupOutperformance of median of 9% p.a.

82 Vodafone Group Plc Annual Report on Form 20-F 2018 Governance Annual Report on Remuneration (continued) Adjusted free cash Maximum Targetflow performanceValue of numbernumberpayout Overall vesting Number ofshares vesting 2016 GLTI performance share awards vesting in June 2018of shares of shares % of target TSR multiplier% of target shares vesting(’000) Vittorio Colao 3,039,1561,215,66290.5%1.84 times166.9%2,028,332£4,296 Nick Read 1,589,967635,98690.5%1.84 times166.9%1,061,143 £2,248 These share awards will vest on 26 June 2018. Specified procedures are performed by PricewaterhouseCoopers LLP over the adjusted free cash flow to assist with the Committee’s assessment of performance. The performance assessment in respect of the TSR measure is undertaken by Willis Towers Watson. Details of how the plan works can be found in the Policy Report that was approved at the 2014 AGM. Long-term incentive (‘GLTI’) awarded during the year The independent performance conditions for the 2018 long-term incentive awards made in August 2017 are adjusted free cash flow and TSR performance as follows: Adjusted FCF Performance Adjusted FCF performance Vesting percentage (2/3 of total award) (€bn) (% of FCF element) Below threshold <14.75 0% Threshold 14.75 18% Target 16.60 40% Maximum 18.45 100% TSR Performance Vesting percentage (1/3 of total award) TSR outperformance (% of TSR element) Below threshold Below median 0% Threshold Median 18% Target 5.0% p.a. (65th percentile equivalent) 40% Maximum 10.0% p.a. (80th percentile equivalent) 100% TSR peer group BhartiBT Group Deutsche Telekom Liberty Global MTN Orange Royal KPN Telecom Italia Telefónica The awards made to Executive Directors in August 2017 were as follows: Number of shares awarded Face value of shares awarded1 Proportion of Targetmaximum award vesting levelMaximumTargetMaximum vesting at minimumPerformance 2018 GLTI performance share awards made in August 2017(40% of max)vesting level vesting levelvesting level performanceperiod end Vittorio Colao 1,180,8032,952,008 £2,644,999£6,612,4981/5th 31 Mar 2020 Nick Read 669,3741,673,437£1,499,398£3,748,4991/5th 31 Mar 2020 Note: 1 Face value calculated based on the share price at the date of grant of 224.0 pence. Dividend equivalents on the shares that vest are paid in cash after the vesting date. Outstanding awards The structure for awards made in June 2016 (vesting in June 2019) is set out below. These awards vest subject to a combined vesting matrix as follows (illustrated as a percentage of target with linear interpolation between points): TSR outperformance Up to 65th percentile 80th percentile Adjusted free cash flow measure Median equivalent equivalent Below threshold 0% 0% 0% Threshold 50% 75% 100% Target 100% 150% 200% Maximum 125% 187.5% 250% The structure for awards made in August 2017 (vesting August 2020) is set out at the top of this page. Further details on the structure of these awards can be found in the Annual Report on Remuneration of the relevant year. All-employee share plans During the year, the Executive Directors were eligible to participate in the Vodafone Group 2008 Sharesave Plan which is open to UK all-employees. The Vodafone Group 2008 Sharesave Plan is an HM Revenue & Customs (‘HMRC’) approved scheme open to all staff permanently employed by a Vodafone company in the UK as of the eligibility date. Options under the plan are granted at up to a 20% discount to market value. Executive Directors’ participation is included in the option table on page 84. Pensions The Executive Directors received a cash allowance of 24% of base salary during the 2018 financial year. No Executive Directors accrued benefits under any defined contribution pension plans during the year or have participated in a defined benefits scheme while an Executive Director. The Executive Directors are provided benefits in the event of death in service. They also have an entitlement under a long-term disability plan from which two-thirds of base salary, up to a maximum benefit determined by the insurer, would be provided until normal retirement date (aged 60). In respect of the Executive Committee members, the Group has made aggregate contributions of £256,913 (2017: £233,011) into defined contribution pension schemes.

Vodafone Group Plc Annual Report on Form 20-F 2018 83 Overview Strategic Report Governance Financials Other information Alignment to shareholder interests Both of our Executive Directors have shareholdings in excess of their goals. Current levels of ownership by the Executive Directors, and the date by which the goal should be or should have been achieved, are shown below. The values are calculated using an average share price over the six months to 31 March 2018 of 217.58 pence. Goal as a % Current % % of goal Number Value of Date for goal At 31 March 2018 of salary of salary held achieved of shares shareholding to be achieved Vittorio Colao 500% 2,306% 461% 12,190,562 £26.5m July 2012 Nick Read400% 634% 159% 2,113,416£4.6mApril 2019 The shareholding goals include a post-employment condition whereby the Executive Directors will be required to continue to meet their guideline until all long-term incentives have vested. If this condition is not met, then any unvested GLTI awards will normally be forfeited. Collectively the Executive Committee including the Executive Directors own more than 24 million Vodafone shares, with a value of over £54.3 million. None of the Executive Committee members’ shareholdings amounts to more than 1% of the issued shares in that class of share, excluding treasury shares. Directors’ interests in the shares of the Company A summary of interests in shares and scheme interests of the Directors who served during the year is given below. More details of the performance shares and options follows. Share plansShare options SAYE Total numberUnvested GLTI shares(unvested without At 31 March 2018of interests in shares (with performance conditions) performance conditions) Executive Directors Vittorio Colao 21,274,4909,070,102 13,826 Nick Read 6,822,2354,695,527 13,292 Total28,096,72513,765,62927,118 The total number of interests in shares includes interests of connected persons, unvested share awards and share options. Total number of interests At 31 March 2018in shares Non-Executive Directors Sir Crispin Davis 34,500 Michel Demaré1 – Dr Mathias Döpfner11,500 Dame Clara Furse 25,000 Valerie Gooding 28,970 Renee James 27,272 Samuel Jonah 30,190 Gerard Kleisterlee 107,078 Maria Amparo Moraleda Martinez1 – David Nish1 74,137 Notes: 1 On 15 May 2018 Michel Demaré acquired an interest in 50,000 shares and Maria Amparo Moraleda Martinez acquired an interest in 25,000 shares resulting in a total interest in 50,000 shares and 25,000 respectively as at 8 June 2018. On 17 May 2018 David Nish acquired an interest in 12,881 shares resulting in a total interest of 87,018 shares as at 8 June 2018. At 8 June 2018 and during the period from 1 April 2018 to 8 June 2018, no Director had any interest in the shares of any subsidiary company. Other than those individuals included in the tables above who were Board members at 31 March 2018 members of the Group’s Executive Committee at 31 March 2018 had an aggregate beneficial interest in 10,695,611 ordinary shares of the Company. At 8 June 2018 the Directors had an aggregate beneficial interest in 14,730,506 ordinary shares of the Company and the Executive Committee members had an aggregate beneficial interest in 10,695,611 ordinary shares of the Company. None of the Directors or the Executive Committee members had an individual beneficial interest amounting to greater than 1% of the Company’s ordinary shares. With the exception of the acquisition of an interest in 50,000 shares by Michel Demaré, the acquisition of an interest in 25,000 shares by Maria Amparo Moraleda Martinez, and the acquisition of an interest in 12,881 shares by David Nish as outlined above, the Directors’ total number of interests in shares did not change during the period from 1 April 2018 to 8 June 2018. Performance shares The maximum number of outstanding shares that have been awarded to Directors under the long-term incentive (‘GLTI’) plan are currently as follows: 2016 award2017 award2018 award Awarded: June 2015 and September 2015Awarded: June 2016Awarded: August 2017 Performance period ending: March 2018Performance period ending: March 2019Performance period ending: March 2020 Vesting date: June 2018Vesting date: June 2019Vesting date: August 2020 GLTI performance share awards Share price at grant: 239.4 pence and 207.2 penceShare price at grant: 216.8 penceShare price at grant: 224.0 pence Vittorio Colao 3,039,1563,078,9382,952,008 Nick Read 1,589,9671,432,1231,673,437 For details of the performance conditions for the 2017 and 2018 awards please see page 82. Details of the 2016 award are available on page 81.

84 Vodafone Group Plc Annual Report on Form 20-F 2018 remuneration over the past nine years, as well as how our variable pay be compared with the historic TSR performance over the same period. STOXX Europe 600 Index over a nine year period. The STOXX Europe many of our closest competitors. It should be noted that the payout from the long-term incentive plan is based on the TSR performance Governance Annual Report on Remuneration (continued) Share options The following information summarises the Executive Directors’ options under the Vodafone Group 2008 Sharesave Plan (‘SAYE’). HMRC approved awards may be made under all of the schemes mentioned. No other Directors have options under any schemes and, other than under the SAYE, no options have been granted since 2007. Options under the Vodafone Group 2008 Sharesave Plan were granted at a discount of 20% to the market value of the shares at the time of the grant. No other options may be granted at a discount. Options Options Options Atgranted exercisedlapsed 1 April 2017during theduring theduring theOptions Market or date of 2018 financial2018 financial 2018 financialheld at Option price on appointment yearyearyear31 March 2018 priceDate fromexercise NumberNumberNumberNumberNumberwhichGain on Grant date of shares of shares of shares of shares of sharesPence1 exercisable Expiry date Penceexercise Notes: 1 The closing trade share price on 31 March 2018 was 194.22 pence. The highest trade share price during the year was 238.00 pence and the lowest price was 190.90 pence. At 8 June 2018 there had been no change to the Directors’ interests in share options from 31 March 2018. Other than those individuals included in the table above, at 8 June 2018 members of the Group’s Executive Committee held options for 47,592 ordinary shares at prices ranging from 154.5 pence to 189.2 pence per ordinary share, with a weighted average exercise price of 162.0 pence per ordinary share exercisable at dates ranging from 1 September 2018 to 1 September 2022. Hannes Ametsreiter, Aldo Bisio, António Coimbra, Ahmed Essam, Joakim Reiter, Ronald Schellekens and Serpil Timuray held no options at 8 June 2018. Loss of office payments Other than amounts already disclosed in prior year reports, no loss of office payments were made during the year. Payments to past Directors During the 2018 financial year Lord MacLaurin received benefit payments in respect of security costs as per his contractual arrangements. These costs exceeded our de minimis threshold of £5,000 p.a. and, including the tax paid, were £9,411 (2017: £9,813). Fees retained for external non-executive directorships Executive Directors may hold positions in other companies as non-executive directors and retain the fees. During the year ended 31 March 2018, Vittorio Colao served as a non-executive director on the boards of Unilever N.V. and Unilever PLC. Vittorio retained fees of €54,474 and £42,500 respectively for these roles (2017: €54,474 and £43,870). Assessing pay and performance In the table below we summarise the Chief Executive’s single figure plans have paid out in relation to the maximum opportunity. This can 310 The chart below shows the performance of the Company relative to the 600 Index was selected as this is a broad-based index that includes 170193 shown in the chart on page 81 and not this chart. Financial year remuneration for Chief Executive (Vittorio Colao) 2010120112012201320142015201620172018 Single figure of total remuneration £’0003,350 7,022 15,767 11,099 8,014 2,810 5,224 6,332 7,984 Annual variable element (actual award versus maximum opportunity) 64% 62% 47% 33% 44% 56% 58% 47% 64% Long-term incentive (vesting versus maximum opportunity) 25%31% 100% 57% 37%0% 23% 44% 67% Note: 1 The single figure reflects share awards which were granted in 2006 and 2007, prior to his appointment to Chief Executive in 2008. Nine-year historical TSR performance (growth in the value of a hypothetical €100 holding over nine years) 325322285 288 267 275279287 276 215245 225190227 175155168167 125100137 7503/09 03/10 03/11 03/12 03/13 03/14 03/15 03/16 03/17 03/18 Vodafone Group STOXX Europe 600 Index Vittorio Colao SAYE Jul 20149,607 ––– 9,607 156.13 Sep 2019 Feb 2020–– SAYE Jul 2017–4,219–– 4,219 177.75 Sep 2022 Feb 2023–– Total9,6074,219 13,826 Nick Read SAYE Jul 201210,389–10,389– – 144.37 Sep 2017 Feb 2018213.75£7,208 SAYE Mar 20174,854––– 4,854 154.51 Apr 2022 Sep 2022–– SAYE Jul 2017–8,438–– 8,438 177.75 Sep 2022 Feb 2023–– Total15,2438,43810,389 13,292

Vodafone Group Plc Annual Report on Form 20-F 2018 85 Overview Strategic Report Governance Financials Other information Change in the Chief Executive’s remuneration between 2017 and 2018 In the table below we show the percentage change in the Chief Executive’s remuneration (salary, taxable benefits and annual bonus payment) between the 2017 and 2018 financial years compared to the average for other Vodafone Group employees who are measured on comparable business objectives and who have been employed in the UK since 2017 (per capita). Vodafone has employees based all around the world and some of these individuals work in countries with very high inflation therefore a comparison to Vodafone’s UK-based Group employees is more appropriate than to all employees. Percentage change from 2017 to 2018 Other Vodafone Group employees Item Chief Executive: Vittorio Colao employed in the UK Base salary 0.0% 4.9% Taxable benefits -7.4% 1.2% Annual bonus 35.3% 51.2% Relative spend on pay The chart below shows both the dividends distributed in the year and the total cost of remuneration in the Group. For more details on dividends and expenditure on remuneration for all employees, please see pages 130 and 154 respectively. 2018 remuneration for the Chairman and Non-Executive Directors Salary/feesBenefits1Total 201820172018201720182017 £’000£’000£’000£’000£’000£’000 Notes: 1 We have been advised that for Non-Executive Directors, certain travel and accommodation expenses in relation to attending Board meetings should be treated as a taxable benefit. The table above includes these travel expenses and the corresponding tax contribution. 2 Salary/fees include an additional allowance of £6,000 per meeting for Directors based outside Europe. Chairman Gerard Kleisterlee 625625 8587 710712 Senior Independent Director Valerie Gooding 157140 1012 167152 Non-Executive Directors Sir Crispin Davis 115115 510 120125 Michel Demaré (appointed 1 February 2018) 19– 6– 25– Dr Mathias Döpfner 115115 510 120125 Dame Clara Furse 115115 613 121128 Renee James2 139139 1911 158150 Samuel Jonah2 151145 129 163154 Maria Amparo Moraleda Martinez (appointed 1 June 2017) 96– 21– 117– David Nish 132115 2413 156128 Former Non-Executive Directors Nick Land (retired 28 July 2017) 47140 63 53143 Phil Yea (retired 28 July 2017) 47140 32 50142 Total 1,7581,789 202170 1,9601,959 Relative importance of spend on pay€m 6,000 5,519 5,076 5,000 3,709 3,961 4,000 3,000 2,000 [ 1,000 02017201820172018 Distributed by way of dividendsOverall expenditure on remuneration for all employees

86 Vodafone Group Plc Annual Report on Form 20-F 2018 Governance Annual Report on Remuneration (continued) 2019 remuneration Details of how the remuneration policy will be implemented for the 2019 financial year are set out below. 2019 base salaries Vittorio Colao, will retire from the Board effective 30 September 2018. Following the conclusion of our 2018 AGM, Nick Read (currently Chief Financial Officer) will be appointed Chief Executive-Designate, with Margherita Della Valle (currently Deputy Chief Financial Officer) being appointed Chief Financial Officer. Nick Read will subsequently be appointed Chief Executive on 1 October 2018. The annual salaries for the two new incumbents (effective 27 July 2018) are as follows: – Chief Executive: Nick Read £1,050,000; and – Chief Financial Officer: Margherita Della Valle £700,000. The above salaries reflect a decrease on the current levels paid for these positions (currently £1,150,000 and £725,000 respectively). The Committee has sought to ensure that the revised salaries reflect the significant and relevant business experience and strong track records that both individuals will bring to the positions, and that overall arrangements remain fair and competitive. The average salary increase for Executive Committee members will be 2.6% – this compares to a budget of 2.5% which is based on an average of the relevant local market budget for each Executive Committee member, Pension Effective 27 July 2018, the pension contributions for all new Executive Directors will be reduced from 24% of salary to 10% of salary. This revised level will apply to both Nick Read and Margherita Della Valle following their appointments to their new respective positions on 27 July 2018 and is now in line with the pension arrangements of our other people in the UK. Total fixed pay The combined impact of the changes to salary and pension results in a reduction in fixed pay of 19.0% for the position of Chief Executive, and of 14.3% for the Chief Financial Officer. Although external market data was not the determining factor when setting the salary positions, the Committee recognises that the revised base salaries for both the Chief Executive and the Chief Financial Officer are towards the lower end of the market when compared to companies of a comparable size and complexity. Further information on the Committee’s rationale for the revised salary position can be found in the Remuneration Committee Chairman’s letter on page 71. 2019 annual bonus (‘GSTIP’) The performance measures and weightings for 2019, which remain unchanged from 2018, are outlined below. – service revenue (20%); – adjusted EBIT (20%); – adjusted free cash flow (20%); and – customer appreciation KPIs (40%). This includes an assessment of Net Promoter Score (‘NPS’) and brand consideration measures. The assessment of NPS and brand consideration metrics utilises data collected in our local markets which is validated for quality and consistency by independent third party agencies. Further details on how this data is collated and how the individual metrics used to measure customer appreciation KPIs are defined is provided on pages 80 and 81. Due to the potential impact on our commercial interests, annual bonus targets are considered commercially sensitive and therefore will be disclosed in the 2019 Remuneration Report following the completion of the financial year.

Vodafone Group Plc Annual Report on Form 20-F 2018 87 Overview Strategic Report Governance Financials Other information Long-term incentive (‘GLTI’) awards for 2019 Awards for 2019 will be made in line with the arrangements described in our policy on pages 74 to 76. Vesting of the 2019 award will be subject to the performance of adjusted free cash flow (2/3 of total award) and TSR (1/3 of total award). The details for the 2019 award targets are provided in the table below (with linear interpolation between points). Following the annual review of the performance measures which included a review of analysis provided by the Committee’s external advisers, the Committee decided that for the 2019 award the TSR outperformance range should remain unchanged from that used for the 2018 award at 5.0% p.a. at target and 10.0% p.a. at maximum. The Committee also determined it appropriate to keep the same peer group constituents as used for the 2018 award. Adjusted FCF Performance Adjusted FCF performance Vesting percentage (2/3 of total award) (€bn) (% of FCF element) Below threshold <15.15 0% Threshold 15.15 18% Target 17.00 40% Maximum 18.85 100% TSR Performance Vesting percentage (1/3 of total award) TSR outperformance (% of TSR element) Below threshold Below median 0% Threshold Median 18% Target 5.0% p.a. (65th percentile equivalent) 40% Maximum 10.0% p.a. (80th percentile equivalent) 100% TSR peer group BhartiBT Group Deutsche Telekom Liberty Global MTN Orange Royal KPN Telecom Italia Telefónica 2019 remuneration for the Chairman and Non-Executive Directors For the 2018 review, the fees for our Chairman and non-executives have been benchmarked against the FTSE 30 (excluding financial services companies). The Chairman’s fee was last increased in April 2014 and, following the review, it was agreed that this fee should be increased from £625,000 to £650,000 with effect from 1 July 2018. No changes will be made to the current non-executive fee structure. Full details of the fee levels are provided in the table below. Fee payable £’000 Position/role From 1 July 2018 Chairman1 650 Non-Executive Director 115 Additional combined fee for Senior Independent Director and Chairman of the Remuneration Committee 50 Additional fee for Chairmanship of Audit and Risk Committee 25 Note: 1 The Chairman’s fee also includes the fee for the Chairmanship of the Nominations and Governance Committee. For 2019, the allowance payable each time a non-Europe-based Non-Executive Director is required to travel to attend Board and Committee meetings to reflect the additional time commitment involved is £6,000. Further remuneration information Dilution All awards are made under plans that incorporate dilution limits as set out in the guidelines for share incentive schemes published by the Investment Association. The current estimated dilution from subsisting executive awards, including the planned June 2018 awards, is approximately 2.7% of the Company’s share capital at 31 March 2018 (2.9% at 31 March 2017), whilst from all-employee share awards it is approximately 0.4% (0.3% at 31 March 2017). This gives a total dilution of 3.1% (3.2% at 31 March 2017). Service contracts The terms and conditions of appointment of our Directors are available for inspection at the Company’s registered office during normal business hours and at the annual general meeting (for 15 minutes prior to the meeting and during the meeting). The Executive Directors have notice periods in their service contracts of 12 months. The Non-Executive Directors’ letters of appointment do not contain provision for notice periods or for compensation if their appointments are terminated. This report on remuneration has been approved by the Board of Directors and signed on its behalf by: /s/ Valerie Gooding Valerie Gooding Chairman of the Remuneration Committee 8 June 2018

88 Vodafone Group Plc Annual Report on Form 20-F 2018 Governance Our US listing requirements As Vodafone’s American depositary shares are listed on NASDAQ Stock Market LLC (‘NASDAQ’), we are required to disclose a summary of any material differences between the corporate governance practices we follow and those of US companies listed on NASDAQ. Vodafone’s corporate governance practices are primarily based on UK requirements but substantially conform to those required of US companies listed on NASDAQ. The material differences are set out in the following table: Board member independence Different tests of independence for Board members are applied under the 2016 UK Corporate Governance Code (the ‘Code’) and the NASDAQ listing rules. The Board is not required to take into consideration NASDAQ’s detailed definitions of independence as set out in the NASDAQ listing rules. The Board has carried out an assessment based on the independence requirements of the Code and has determined that, in its judgement, each of Vodafone’s Non-Executive Directors is independent within the meaning of those requirements. Committees The NASDAQ listing rules require US companies to have a nominations committee, an audit committee and a compensation committee, each composed entirely of independent directors, with the nominations committee and the audit committee each required to have a written charter which addresses the committee’s purpose and responsibilities, and the compensation committee having sole authority and adequate funding to engage compensation consultants, independent legal counsel and other compensation advisers. – Our Nominations and Governance Committee is chaired by the Chairman of the Board and its other members are independent Non-Executive Directors. – Our Remuneration Committee is composed entirely of independent Non-Executive Directors. – Our Audit and Risk Committee is composed entirely of Non-Executive Directors, each of whom (i) the Board has determined to be independent based on the independence requirements of the Code and (ii) meets the independence requirements of the Securities Exchange Act 1934. – We have terms of reference for our Nominations and Governance Committee, Audit and Risk Committee and Remuneration Committee, each of which complies with the requirements of the Code and is available for inspection on our website at vodafone.com/governance. – These terms of reference are generally responsive to the relevant NASDAQ listing rules, but may not address all aspects of these rules. Code of Ethics and Code of Conduct Under the NASDAQ listing rules, US companies must adopt a Code of Conduct applicable to all directors, officers and employees that complies with the definition of a “code of ethics” set out in section 406 of the Sarbanes-Oxley Act. – We have adopted a Code of Ethics that complies with section 406 of the Sarbanes-Oxley Act which is applicable only to the senior financial and principal executive officers, and which is available on our website at vodafone.com/governance. – We have also adopted a separate Code of Conduct which applies to all employees. Quorum The quorum required for shareholder meetings, in accordance with our Articles of Association, is two shareholders, regardless of the level of their aggregate share ownership, while US companies listed on NASDAQ are required by the NASDAQ listing rules to have a minimum quorum of 33.33% of the shareholders of ordinary shares for shareholder meetings. Related party transactions In lieu of obtaining an independent review of related party transactions for conflicts of interests in accordance with the NASDAQ listing rules, we seek shareholder approval for related party transactions that (i) meet certain financial thresholds or (ii) have unusual features in accordance with the Listing Rules issued by the FCA in the United Kingdom (the ‘Listing Rules’), the Companies Act 2006 and our Articles of Association. Further, we use the definition of a transaction with a related party as set out in the Listing Rules, which differs in certain respects from the definition of related party transaction in the NASDAQ listing rules. Shareholder approval When determining whether shareholder approval is required for a proposed transaction, we comply with both the NASDAQ listing rules and the Listing Rules. Under the NASDAQ listing rules, whether shareholder approval is required for a transaction depends on, among other things, the percentage of shares to be issued or sold in connection with the transaction. Under the Listing Rules, whether shareholder approval is required for a transaction depends on, among other things, whether the size of a transaction exceeds a certain percentage of the size of the listed company undertaking the transaction.

Vodafone Group Plc Annual Report on Form 20-F 2018 89 Sustainability Political donations Financial risk management objectives and policies reasonable and not absolute assurance against material mistreatment or loss. our policy for hedging are set out in note 22 to the consolidated financial statements 64 to 69. The Board has implemented in full the FRC “Guidance on Risk Management Internal flow risk are outlined in note 22. Important events since the end of the financial year date of this Annual Report. The resulting procedures, which are subject to regular Corporate governance statement Group policy compliance process is set out on pages 47 to 87. The information required by DTR 7.2.6R can there is clear accountability and authority for ensuring the associated business of the composition and operation of the Board and its Committees is set out team member responsible for each Group function have primary accountability Branches on page 62 to 63. Details of Directors’ interests in the Company’s ordinary shares, jurisdictions in which the business operates. Further details are included on page 169. plans are set out on pages 70 to 87. Vodafone is an inclusive employer and diversity is important to us. We give full and Established within the Company is a procedure for managing and monitoring continued employment of anyone incurring a disability whilst employed by us. provides cover in the event that a Director is proven to have acted dishonestly The remaining disclosures required by Listing Rule 9.8.4 are not applicable Overview Strategic Report Governance Financials Other information Directors’ report The Directors of the Company present their report together with the audited Change of control consolidated financial statements for the year ended 31 March 2018.Details of change of control provisions in the Company’s revolving credit facilities This report has been prepared in accordance with requirements outlined withinare set out on page 148. The Large and Medium-sized Companies and Groups (Accounts and Reports)Information on agreements between the Company and its Directors providing Regulations 2008 and forms part of the management report as required underfor compensation for loss of office of employment (including details of change Disclosure Guidance and Transparency Rule (‘DTR’) 4. Certain information that fulfilsof control provisions in share schemes) is set out on pages 77 and 78. Subject to the requirements of the Directors’ report can be found elsewhere in this documentthat, there are no agreements between the Company and its employees and is referred to below. This information is incorporated into this Directors’ reportproviding for compensation for loss of office of employment that occurs because by reference.of a takeover bid. Responsibility statement Dividends As required under the DTR, a statement made by the Board regarding theFull details of the Company’s dividend policy and proposed final dividend payment preparation of the financial statements is set out on pages 91 and 92 which alsofor the year ended 31 March 2018 are set out on page 21 and note 9 to the provides details regarding the disclosure of information to the Company’s auditors consolidated financial statements. and management’s report on internal control over financial information. Going concern Information about the Company’s approach to sustainability risks and opportunities The going concern statement required by the Listing Rules and the UK Corporate is set out on pages 32 to 35. Also included on these pages are details of our Governance Code (the ‘Code’) is set out in the “Directors’ statement of responsibility”greenhouse gas emissions. on page 92. System of risk management and internal control No political donations or contributions to political parties under the Companies Act The Board is responsible for maintaining a risk management and internal control 2006 have been made during the financial year. The Group policy is that no political system and for managing principal risks faced by the Group. Such a system donations be made or political expenditure incurred. is designed to manage rather than eliminate business risks and can only provide This is described in more detail in the Audit and Risk Committee report on pages Disclosures relating to financial risk management objectives and policies, including and disclosures relating to exposure to price risk, credit risk, liquidity risk and cash Control and related Financial and Business Reporting” for the year and to the monitoring and review, provide an ongoing process for identifying, evaluating and Details of those important events affecting the Group which have occurred since managing the Company’s principal risks (which can be found on pages 38 to 45).the end of the financial year are set out in the Strategic Report and note 31 to the consolidated financial statements. The corporate governance statement setting out how the Company complies Future developments within the Group with the Code and which includes a description of the main features of our internalThe Strategic Report contains details of likely future developments within the Group. control and risk management arrangements in relation to the financial reporting be found in the “Shareholder information” section on pages 191 to 197. A description Each Group policy is owned by a member of the Executive Committee so that on pages 52 to 53.risk is adequately managed. Regional Chief Executives and the senior leadership Strategic Report for ensuring compliance with all Group policies by all our markets and entities. The Strategic Report is set out on pages 4 to 45 and is incorporated into this Our Group compliance team and policy champions support the policy owners Directors’ report by reference. and local markets in implementing policies and monitoring compliance. Directors and their interests Code of Conduct The Directors of the Company who served during the financial year ended 31 March All of the key Group policies have been consolidated into the Vodafone Code 2018 and up to the date of signing the financial statements are as follows: Gerardof Conduct. This is a policy document applicable to all employees and those who Kleisterlee, Vittorio Colao, Nick Read, Sir Crispin Davis, Michel Demaré, Dr Mathiaswork for or on behalf of Vodafone. It sets out the standards of behaviour expected Döpfner, Dame Clara Furse, Valerie Gooding, Renee James, Samuel Jonah, Amparo in relation to areas such as insider dealing, bribery and raising concerns through the Moraleda, Nick Land, Phil Yea and David Nish. A summary of the rules relating to thewhistle-blowing process (known internally as “Speak Up”). appointment and replacement of Directors and Directors’ powers can be found options held over ordinary shares, interests in share options and long-term incentiveThe Group, through various subsidiaries, has branches in a number of different Directors’ conflicts of interestEmployee disclosures conflicts of interest for Directors. Details of this procedure are set out on page 62.fair consideration to applications for employment by disabled persons and the Directors’ indemnities Training, career development and promotion opportunities are equally applied for all In accordance with our Articles of Association and to the extent permitted by law,our employees, regardless of disability. Our disclosures relating to the employment Directors are granted an indemnity from the Company in respect of liability incurredof women in senior management roles, employee engagement and policies are set as a result of their office. In addition, we maintained a Directors’ and officers’ liabilityout on pages 36 and 37. insurance policy throughout the year. Neither our indemnity nor the insurance By Order of the Board or fraudulently./s/ Rosemary Martin Disclosures required under Listing Rule 9.8.4 Rosemary Martin The information on the amount of interest capitalised and the treatment of tax reliefGroup General Counsel and Company Secretary can be found in notes 5 and 6 to the consolidated financial statements respectively.8 June 2018 to Vodafone. Capital structure and rights attaching to shares All information relating to the Company’s capital structure, rights attaching to shares, dividends, the policy to repurchase the Company’s own shares, details of Company share repurchases and other shareholder information is contained on pages 30 and 191 to 197.

90 Vodafone Group Plc Annual Report on Form 20-F 2018 left blank registered public 116 3. Operating profit Financials Reporting our financial performance activities 1174. Impairment losses statements:1225. Investment income and14721. Liquidity and capital 184This page is intentionally 102Consolidated incomeresourcesleft blank 102Consolidated statement1287. Discontinued operations managementleft blank held for sale 185This page is intentionally left blank of financial position1308. Earnings per share management187This page is intentionally left blank of changes in equityFinancial position15424. Employees 188This page is intentionally left blank and joint arrangements 16127. Acquisitions and disposals 190This page is intentionally left blank 13914. Trade and other16429. Contingent liabilities Focus on clear, effective and concise reporting We continue to review the format of our consolidated financial statements with the aim of making them clearer and easier to follow. This year we have added the following highlights to help you navigate to the information that is important to you: 91Directors’ statement 106Notes to the consolidated financial statements:178Other unaudited of responsibility1061. Basis of preparation Cash flows financial information: 93Risk mitigationIncome statement14318. Reconciliation of net178Prior year operating results 101 Report of independent1132. Segmental analysis cash flow from operating183This page is intentionally accounting firm 143 19. Cash and cash equivalents 183This page is intentionally 102Consolidated financial14420. Borrowingsleft blank financing costs statement123=6. Taxation149 22. Capital and financial risk185This page is intentionally of comprehensive incomeand assets and liabilities Employee remuneration 103Consolidated statement15323. Directors and key 104Consolidated statement1309. Equity dividends compensation187This page is intentionally left blank 105Consolidated statement13110. Intangible assets15525. Post employment188This page is intentionally left blank of cash flows 13311. Property, plant and benefits189This page is intentionally left blank equipment15926. Share-based payments 189This page is intentionally left blank 13512. Investments in associatesAdditional disclosures189This page is intentionally left blank 1381 3. Other investments 16228. Commitments 190This page is intentionally left blank receivables and legal proceedings190This page is intentionally left blank 1401 5. Trade and other payables 16730. Related party transactions 1411 6. Provisions 16831. Subsequent events 14217. Called up share capital 16932. Related undertakings 17733. Subsidiaries exempt from audit Future adoption of IFRS 9, IFRS 15 and IFRS 16 We have updated the disclosures in note 1 “Basis of preparation” relating to the timetable and potential impact of adopting IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers” in the 2019 financial year and the adoption of IFRS 16 “Leases” in the 2020 financial year. 110 For more information Liberty Global’s operations in Subsequent events On 9 May 2018, Vodafone announced that it had agreed to acquire Liberty Global’s operations in Germany, the Czech Republic, Hungary and Romania for an enterprise value of €18.4 billion. See note 31 “Subsequent events” for further details. 168 For more information Vodafone to acquire Germany, the Czech Republic, Hungary and Romania Re-measurement of Vodafone India We include details of the €3,170 million pre-tax re-measurement loss in respect of Vodafone India in note 7 “Discontinued operations and assets held for sale” which led to an overall €2,245 million (net of tax) reduction in the carrying value of Vodafone India at 31 March 2018. The year ended 31 March 2017 included an impairment change of €4,515 million (€3,675 million net of tax) as set out in note 4 “Impairment”. 128 For more information €3.2 billion (€2.2 billion net of tax) Re-measurement loss on Vodafone India

Vodafone Group Plc Annual Report on Form 20-F 2018 91 – the consolidated financial statements, prepared in accordance with of the financial year and of the profit or loss of the Group for that period. and fair view of the assets, liabilities, financial position and profit a true and fair view of the assets, liabilities, financial position and profit in a manner that provides relevant, reliable, comparable and performance of the business and the position of the Group, together prepared in accordance with International Financial Reporting uncertainties that it faces. EU IAS Regulations. The Directors also ensure that the consolidated The Directors are also responsible under section 172 of the Companies as issued by the International Accounting Standards Board (‘IASB’); that the financial statements comply with the Companies Act 2006 person in relation to the Annual Report except to the extent that Regulation. They are also responsible for the system of internal control, to a person who has demonstrated reliance on any untrue or misleading for taking reasonable steps for the prevention and detection of fraud 90A and schedule 10A of the Financial Services and Markets Act 2000. Company’s website. Legislation in the United Kingdom governing the Having made the requisite enquiries, so far as the Directors are aware, legislation in other jurisdictions. Companies Act 2006) of which the Company’s auditors are unaware and Overview Strategic Report Governance Financials Other information Directors’ statement of responsibility The Directors are responsible for preparing the financial statements in accordance with applicable law and regulations and keeping proper accounting records. Detailed below are statements made by the Directors in relation to their responsibilities, disclosure of information to the Company’s auditors, going concern and management’s report on internal control over financial reporting. Financial statements and accounting recordsDirectors’ responsibility statement Company law of England and Wales requires the Directors to prepare Each of the Directors, whose names and functions are listed on pages financial statements for each financial year which give a true and fair48 and 49 confirm that, to the best of their knowledge: view of the state of affairs of the Company and of the Group at the end In preparing those financial statements the Directors are required to:IFRS as issued by the IASB and IFRS as adopted by the EU, give a true – select suitable accounting policies and apply them consistently;of the Group; – make judgements and estimates that are reasonable and prudent;– the parent company financial statements, prepared in accordance – present information, including accounting policies,with United Kingdom generally accepted accounting practice, give understandable information;of the Company; and – state whether the consolidated financial statements have been – the Strategic Report includes a fair review of the development and Standards (‘IFRS’) as adopted for use in the EU and Article 4 of thewith a description and robust assessment of the principal risks and financial statements have been prepared in accordance with IFRS Act 2006 to promote the success of the Company for the benefit of its – state for the Company’s financial statements whether applicablemembers as a whole and in doing so have regard for the needs of wider UK accounting standards have been followed; andsociety and stakeholders, including customers, consistent with the – prepare the financial statements on a going concern basis unlessGroup’s core and sustainable business objectives. it is inappropriate to presume that the Company and the Group willHaving taken advice from the Audit and Risk Committee, the Board continue in business. considers the report and accounts, taken as a whole, is fair, balanced and understandable and that it provides the information necessary The Directors are responsible for keeping proper accounting records for shareholders to assess the Company’s position and performance, which disclose with reasonable accuracy at any time the financialbusiness model and strategy. position of the Company and of the Group and to enable them to ensure Neither the Company nor the Directors accept any liability to any and for the consolidated financial statements, Article 4 of the EU IASsuch liability could arise under English law. Accordingly, any liability for safeguarding the assets of the Company and the Group and, hence,statement or omission shall be determined in accordance with section and other irregularities. The Directors are responsible for the maintenance and integrity of theDisclosure of information to the auditors preparation and dissemination of financial statements may differ fromthere is no relevant audit information (as defined by section 418(3) of the the Directors have taken all the steps they ought to have taken to make themselves aware of any relevant audit information and to establish that the Company’s auditors are aware of that information.

92 Vodafone Group Plc Annual Report on Form 20-F 2018 effective at the end of the period covered by this report. in “Borrowings”, “Liquidity and capital resources” and “Capital and Management’s report on internal control over consolidated financial statements, which include disclosure in relation Directors of the Company; and so as to identify variances and understand the drivers of the changes Any internal control framework, no matter how well designed, and liquidity reviews, to ensure that the Group maintains adequate the circumvention or overriding of the controls and procedures, liquidity forecast which is prepared and updated on a daily basis which evaluation of effectiveness to future periods are subject to the risk that flows and the headroom under the Group’s undrawn revolving credit or because the degree of compliance with the policies or procedures concluded that internal control over financial reporting was effective materially affected or are reasonably likely to materially affect the commercial paper is refinanced or no new commercial paper issuance. registered public accounting firm who also audit the interest rate risks within the framework of policies and guidelines control over financial reporting is on page 101. by the Treasury Risk Committee. successfully. Accordingly, the Directors continue to adopt the going Group General Counsel and Company Secretary Financials Directors’ statement of responsibility (continued) Going concern Disclosure controls and procedures The Group’s business activities, performance, position, principal risks andThe Directors, the Chief Executive Officer and the Chief Financial Officer uncertainties and the Directors’ assessment of its long-term viability arehave evaluated the effectiveness of the disclosure controls and set out in the Strategic Report on pages 4 to 45. A range of mitigations procedures, including those defined in the United States Securities for risks faced by the Group are included on pages 93 to 99.Exchange Act of 1934, Rule 13a–15(e), and, based on that evaluation, In addition, the financial position of the Group is includedhave concluded that the disclosure controls and procedures were financial risk management” in notes 20, 21 and 22 respectively to the to the Group’s objectives, policies and processes for managing itsfinancial reporting capital; its financial risk management objectives; details of its financialAs required by section 404 of the US Sarbanes-Oxley Act, management instruments and hedging activities; and its exposures to credit risk and is responsible for establishing and maintaining adequate internal control liquidity risk.over financial reporting for the Group. The Group’s internal control over The Group believes it adequately manages or mitigates its solvency financial reporting includes policies and procedures that: and liquidity risks through two primary processes, described below.– pertain to the maintenance of records that, in reasonable detail, Business planning process and performance managementaccurately and fairly reflect transactions and dispositions of assets; The Group’s forecasting and planning cycle consists of three in-year – are designed to provide reasonable assurance that transactions forecasts, a budget and a long-range plan. These generate incomeare recorded as necessary to permit the preparation of financial statement, cash flow and net debt projections for assessment by Group statements in accordance with IFRS, as adopted by the EU and IFRS management and the Board.as issued by the IASB, and that receipts and expenditures are being Each forecast is compared with prior forecasts and actual results made only in accordance with authorisation of management and the and their future impact so as to allow management to take action where– provide reasonable assurance regarding prevention appropriate. Additional analysis is undertaken to review and sense checkor timely detection of unauthorised acquisition, use or disposition the key assumptions underpinning the forecasts.of the Group’s assets that could have a material effect on the Cash flow and liquidity reviewsfinancial statements. The business planning process provides outputs for detailed cash flow liquidity throughout the forecast periods. The prime output is a one year has inherent limitations including the possibility of human error and highlights the extent of the Group’s liquidity based on controlled cash and may not prevent or detect misstatements. Also, projections of any facility (‘RCF’).controls may become inadequate because of changes in conditions The key inputs into this forecast are:may deteriorate. – free cash flow forecasts, with the first three months’ inputs beingManagement has assessed the effectiveness of the internal control sourced directly from the operating companies (analysed on aover financial reporting at 31 March 2018 based on the updated daily basis), with information beyond this taken from the latest Internal Control – Integrated Framework, issued by the Committee forecast/budget cycle;of Sponsoring Organizations of the Treadway Commission (‘COSO’) – bond and other debt maturities; andin 2013. Based on management’s assessment, management has – expectations for shareholder returns, spectrum auctions and at 31 March 2018. M&A activity.During the period covered by this document, there were no changes The liquidity forecast shows two scenarios assuming either maturing in the Group’s internal control over financial reporting that have The liquidity forecast is reviewed by the Group Chief Financial Officer effectiveness of the internal controls over financial reporting. and included in each of his reports to the Board.The Group’s internal control over financial reporting at 31 March 2018 In addition, the Group continues to manage its foreign exchange and has been audited by PricewaterhouseCoopers LLP, an independent authorised and reviewed by the Board, with oversight provided Group’s consolidated financial statements. Their audit report on internal Conclusion By Order of the Board The Group has considerable financial resources, and the Directors /s/ Rosemary Martin believe that the Group is well placed to manage its business risks Rosemary Martin concern basis in preparing the Annual Report and accounts.8 June 2018

Vodafone Group Plc Annual Report on Form 20-F 2018 93 Overview Strategic Report Governance Financials Other information Risk mitigation Mitigations for risks faced by the Group include: Strengthening our framework We constantly strive to improve risk management and have made the following enhancements over the last 12 months: Linking risk to decision making – we have launched a new process to improve visibility of risk in decision making in relation to our strategic and operational risks. Linking risk to budget – we have worked with colleagues in Finance to ensure that any actions required to achieve target risk tolerance levels are flagged and tracked as part of the Group’s main budget and forecasting process. Extending the risk management framework – we have created specialist frameworks within our Security function and our Enterprise business to improve the link between strategic and operational risk management.

94 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Risk mitigation (continued) Disintermediaton What is our target tolerance position? We offer a superior customer experience and continually improve our offering through a wide set of innovative products and services, including fixed and mobile content, IoT and voice over LTE. We also develop innovative new products and explore new growth areas such as 5G, IoT, convergence, digital services, data analytics, AI and security so that we continue to meet our customers’ needs. Effective digital and technological transformation What is our target tolerance position? We aim to be a leading digital company with modern systems, skills and talent to ensure a world-class offering and customer experience. Market disruption What is our target tolerance position? We will evolve our offer and adopt an agile operating model to mitigate competitive risks. We will do this through targeted offers, smart pricing models and differentiated customer experience. Adverse political and regulatory measures What is our target tolerance position? We seek actively to engage with governments, regulators and tax authorities to encourage good working relationships and to help shape potential impacts of legislative change on the Group. We look for spectrum auctions to be fair for all participants both in terms of ability to access auctions and pricing of spectrum. Cyber threat and information security What is our target tolerance position? We aim for a secure digital future for our customers. Security underpins our commitment to protecting our customers with reliable connections and keeping their data safe. We seek to avoid material breach, loss of data or reputational impact from a cyber event.

Vodafone Group Plc Annual Report on Form 20-F 2018 95 Overview Strategic Report Governance Financials Other information Key to core programmes:Network LeadershipCustomer eXperience eXcellenceFit for Growth Digital Vodafone Cyber Defence team and customer-focused security – Confirmed security incidents mutually acceptable ways forward.– Public sentiment, changes to laws and regulations, we achieve fair access at sustainable prices.– Benchmarking of spectrum cost between countries and react appropriately; working to make sure each– Trends in competitor behaviour programme, Digital Vodafone, with direct sponsorship – Measurement of NPS services whole evolving our customer experience– Trends in new technologies Risk owner:Risk movement:Risk category:Link to core Serpil TimurayStable Commercial programmes: How do we manage it?Key risk indicators We continuously create innovative propositions and to strengthen the relationship with our customers.– Level of customers actively using our new products and services Risk owner:Risk movement:Risk category:Link to core Serpil TimurayIncreasedCommercial programmes: How do we manage it?Key risk indicators We are running a company wide transformation of our executive team. The program has specific modules– Tracking of digital KPIs and objectives across across each functional area, coordinated centrally andall markets executed locally, to drive our key digital priorities. We are also implementing a new operating model (Digital Vodafone) in our operating companies to ensure a fast pace of change on digital. Risk owner:Risk movement:Risk category:Link to core Serpil TimurayStable Commercial programmes: How do we manage it?Key risk indicators We monitor the competitor landscape in all markets, market has a fair and competitive environment.– Level of customers actively using our new products We will continue to improve our Consumer and Enterpriseand services propositions using our digital strategies and our ability to create personalised offerings. Risk owners:Risk movement:Risk category:Link to core Nick Read/Joakim Reiter Stable Legal and regulatoryprogrammes: How do we manage it?Key risk indicators We engage with top level policy makers and influencers,We monitor: addressing issues openly, with clear arguments to find number and value of disputes across the Group We plan our approach to spectrum auctions to ensure Risk owners:Risk movement:Risk category:Link to core Johan Wibergh/Joakim Reiter Stable Technologyprogrammes: How do we manage it?Key risk indicators We protect Vodafone and our customers from cyberWe monitor multiple trends including: threats through strong basic security, a leading supported by simple risk led processes centrally and– Security control effectiveness in local markets.– Independent measurements of security on our networks

96 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Risk mitigation (continued) Allocation of the Group’s capital What is our target tolerance level? We seek opportunities to improve the effective deployment of our capital. Legal and regulatory compliance What is our target tolerance level? We seek to comply with all applicable laws and regulations in all of our markets. Effective data management What is our target tolerance level? We aim to use data to improve the efficiency of our operations and to continually develop data centric business models. We seek to process personal data honestly, ethically, with integrity, and always consistent with applicable laws and our values. We provide our customers with transparency, choice and understanding of their rights through our permissions framework. Technology resilience What is our target tolerance position? Our customer promise is based on reliable availability of our network, therefore the recovery of critical mobile, fixed and IT services must be fast and robust. Global economic disruption/adequate liquidity What is our target tolerance position? We take a conservative approach to financial risks which reflects our diverse business. We carefully manage our liquidity and access to capital markets to limit our exposure to unstable economic conditions.

Vodafone Group Plc Annual Report on Form 20-F 2018 97 Overview Strategic Report Governance Financials Other information Key to core programmes:Network LeadershipCustomer eXperience eXcellenceFit for Growth Digital Vodafone markets through diversified sources of funding.– Current credit rating economic growth than is generally expected.– Monitoring of economic and financial market drivers the impact of service outages. A global policy supports – Number of critical sites able to meet the to ensure quality data supports our strategy.– Compliance with GDPR requirements teams at a local and global level, and a robust overarching – Results of the annual compliance testing programme opportunities for effective deployment of capital. Any – Achievement of synergies Risk owner:Risk movement:Risk category:Link to core Nick ReadIncreasedCommercial programmes: How do we manage it?Key risk indicators Our strategic planning process identifies both risks and opportunities for change are carefully scoped before– Compliance with policies and standards agreements are made to ensure we take the correct level of risk. We carefully manage the external approval processes and the subsequent integration of acquired operations. We manage integration through the alignment of policies, processes and systems to ensure maximum benefit is delivered. Risk owner:Risk movement:Risk category:Link to core Rosemary MartinDecreasing Legal and Regulatory programmes: How do we manage it?Key risk indicators We have subject matter experts in legal and regulatory policy compliance framework with underlying specialist– Number of Speak Up cases in each market compliance programmes.– Changes to applicable legal and We train our employees in “Doing what’s right”,regulatory requirements our training and awareness programme which sets our ethical culture across the organisation and ensures employees understand their role in ensuring compliance. Risk owner:Risk movement:Risk category:Link to core Serpil TimurayIncreasedCommercial programmes: How do we manage it?Key risk indicators We are enhancing our data governance framework Our Privacy and Security teams work to ensure that– Adherence to customer permissions framework we collect, process and store data in line with our own– Security testing and audits policies and applicable law. Risk owner:Risk movement:Risk category:Link to core Johan WiberghStable Technologyprogrammes: How do we manage it?Key risk indicators Unique recovery targets are set for critical sites to limit these targets with mandatory controls to ensure recovery targets effective resilience.– Levels of incidents/near misses We monitor the lifespan of critical assets and maintain – Results of simulated recovery testing back up where necessary.– Building a resilient future by evolving our services to cloud based solutions Risk owner:Risk movement:Risk category:Link to core Nick ReadStable Financial programmes: How do we manage it?Key risk indicators We maintain access to long and short term capital We forecast with contingencies in our business plans – Average life and cost of debt to cater for negative operational impacts that could occur– Currency and interest rate exposures from a variety of drivers including the impact from lower

98 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Risk mitigation (continued) Electro-magnetic fields related health risks What is our target tolerance position? Vodafone does not want to expose anyone to levels of EMF above those mandated by regulators. We comply with national standards, where existing, and with our own EMF policy, based on international science guidelines. Our vision is to lead within the industry in responding to public concern about mobiles, masts and health.

Vodafone Group Plc Annual Report on Form 20-F 2018 99 Overview Strategic Report Governance Financials Other information Key to core programmes:Network LeadershipCustomer eXperience eXcellenceFit for Growth Digital Vodafone to respond to public concern.– Scientific research by the World Health Organisation.– Compliance with EMF policies Risk owner:Risk movement:Risk category:Link to core Joakim Reiter Stable Legal and regulatoryprogrammes: How do we manage it?Key risk indicators Our Group EMF Board manages potential risks throughWe monitor: cross sector initiatives and oversees a global programme We monitor scientific developments and engage with– International standards and guidelines relevant bodies to support the delivery and transparent – Public perception communication of the scientific research agenda set

100 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials This page is intentionally left blank

Vodafone Group Plc Annual Report on Form 20-F 2018 101 Overview Strategic Report Governance Financials Other information Report of Independent Registered Public Accounting Firm To the Board of Directors and shareholders of Vodafone Group Plc Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated statement of financial position of Vodafone Group Plc and its subsidiaries (the “Company”) as of 31 March 2018 and 31 March 2017, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for each of the three years in the period ended 31 March 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of 31 March 2018, based on criteria established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 March 2018 and 31 March 2017, and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2018, based on criteria established in Internal Control–Integrated Framework (2013) issued by the COSO. Basis for Opinions The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ PricewaterhouseCoopers LLP London, United Kingdom 8 June 2018 We have served as the Company’s auditor since 2014.

102 Vodafone Group Plc Annual Report on Form 20-F 2018 for the years ended 31 March Financials Consolidated income statement for the years ended 31 March 201820172016 Note€m€m€m Consolidated statement of comprehensive income 201820172016 Note€m€m€m Further details on items in the Consolidated statement of comprehensive income can be found in the consolidated statement of changes in equity on page 104. Profit/(loss) for the financial year: 2,788 (6,079)(5,122) Other comprehensive income/(expense): Items that may be reclassified to the income statement in subsequent years: Gains/(losses) on revaluation of available-for-sale investments, net of tax 9 2(3) Foreign exchange translation differences, net of tax (1,909) (1,201)(3,030) Foreign exchange (gains)/losses transferred to the income statement (80) –282 Fair value (gains)/losses transferred to the income statement – 4– Other, net of tax (339) 11056 Total items that may be reclassified to the income statement in subsequent years (2,319) (1,085)(2,695) Items that will not be reclassified to the income statement in subsequent years: Net actuarial (losses)/gains on defined benefit pension schemes, net of tax25 (70) (272) 174 Total items that will not be reclassified to the income statement in subsequent years (70) (272)174 Other comprehensive expense (2,389) (1,357)(2,521) Total comprehensive income/(expense) for the year 399 (7,436)(7,643) Attributable to: – Owners of the parent 187 (7,535) (7,579) – Non-controlling interests 212 99(64) 399 (7,436)(7,643) Revenue 2 46,571 47,63149,810 Cost of sales (32,771) (34,576)(36,713) Gross profit 13,800 13,05513,097 Selling and distribution expenses (4,011) (4,349)(4,603) Administrative expenses (5,644) (6,080)(6,379) Share of results of equity accounted associates and joint ventures (59) 4760 Impairment losses 4 – –(569) Other income/(expense)3 213 1,052 (286) Operating profit3 4,299 3,7251,320 Non-operating expense (32) (1)(3) Investment income5 685 474539 Financing costs5 (1,074) (1,406)(2,046) Profit/(loss) before taxation 3,878 2,792(190) Income tax credit/(expense)6 879 (4,764)(4,937) Profit/(loss) for the financial year from continuing operations 4,757 (1,972)(5,127) (Loss)/profit for the financial year from discontinued operations7 (1,969) (4,107)5 Profit/(loss) for the financial year 2,788 (6,079)(5,122) Attributable to: – Owners of the parent 2,439 (6,297)(5,405) – Non-controlling interests 349 218283 Profit/(loss) for the financial year 2,788 (6,079)(5,122) Earnings/(loss) per share From continuing operations: – Basic 15.87c (7.83)c (20.27)c – Diluted 15.82c (7.83)c (20.27)c Total Group: – Basic 8 8.78c (22.51)c(20.25)c – Diluted 8 8.76c (22.51)c(20.25)c

Vodafone Group Plc Annual Report on Form 20-F 2018 103 Overview Strategic Report Governance Financials Other information Consolidated statement of financial position at 31 March 31 March 201831 March 2017 Note€m€m The consolidated financial statements on pages 102 to 177 were approved by the Board of Directors and authorised for issue on 8 June 2018 and were signed on its behalf by: /s/ Vittorio Colao/s/ Nick Read Vittorio ColaoNick Read Chief ExecutiveChief Financial Officer Non-current assets Goodwill 10 26,734 26,808 Other intangible assets10 16,523 19,412 Property, plant and equipment11 28,325 30,204 Investments in associates and joint ventures 12 2,538 3,138 Other investments 13 3,204 3,459 Deferred tax assets6 26,200 24,300 Post employment benefits25 110 57 Trade and other receivables 14 4,026 4,569 107,660 111,947 Current assets Inventory 581 576 Taxation recoverable 106 150 Trade and other receivables 14 9,975 9,861 Other investments 13 8,795 6,120 Cash and cash equivalents 19 4,674 8,835 24,131 25,542 Assets held for sale 7 13,820 17,195 Total assets 145,611 154,684 Equity Called up share capital 17 4,796 4,796 Additional paid-in capital 150,197 151,808 Treasury shares (8,463) (8,610) Accumulated losses (106,695) (105,851) Accumulated other comprehensive income 27,805 30,057 Total attributable to owners of the parent 67,640 72,200 Non-controlling interests 967 1,525 Put options over non-controlling interests – (6) Total non-controlling interests 967 1,519 Total equity 68,607 73,719 Non-current liabilities Long-term borrowings 20 32,908 34,523 Deferred tax liabilities 6 644 535 Post employment benefits25 520 651 Provisions 16 1,065 1,130 Trade and other payables 15 2,843 1,737 37,980 38,576 Current liabilities Short-term borrowings 20 10,351 12,051 Taxation liabilities 541 661 Provisions 16 891 1,049 Trade and other payables 15 16,242 16,834 28,025 30,595 Liabilities held for sale 7 10,999 11,794 Total equity and liabilities 145,611 154,684

104 Vodafone Group Plc Annual Report on Form 20-F 2018 Other comprehensive income Additional attributable Non-Financials Consolidated statement of changes in equity for the years ended 31 March Equity Sharepaid-inTreasury RetainedCurrencyPensions Investment Revaluationto the controlling Total capital1 capital2 shareslossesreserve3 reserve reserve4surplus5Other6 ownersinterestsequity €m€m€m€m€m€m€m€m€m€m€m€m 1 April 2015 5,246 161,801 (9,747) (85,882) 19,765 (1,004) 53 1,227 51 91,510 2,198 93,708 Issue or reissue of shares – 2 147 (131) – – – – – 18 – 18 Share-based payments7 – 161 – – – – – – – 161 – 161 Issue of mandatory convertible bonds8 – 3,480 – – – – – – – 3,480 – 3,480 Transactions with non-controlling interests in subsidiaries – – – (44) – – – – – (44) (19) (63) Dividends – – – (4,233) – – – – – (4,233) (332) (4,565) Comprehensive expense – – – (5,405) (2,401) 174 (3) – 56 (7,579) (64) (7,643) Other9 (450) (13,750) 823 12 13,377 – – – – 12 28 40 31 March 2016 4,796 151,694 (8,777) (95,683) 30,741 (830) 50 1,227 107 83,325 1,811 85,136 Issue or reissue of shares – 2 167 (150) – – – – – 19 – 19 Share-based payments7 – 112 – – – – – – – 112 – 112 Transactions with non-controlling interests in subsidiaries – – – (12) – – – – – (12) 17 5 Dividends ––– (3,709) ––––– (3,709)(410) (4,119) Comprehensive expense–––(6,297)(1,082)(272) 6–110(7,535) 99(7,436) Other – – – – – – – – – – 2 2 31 March 2017 4,796 151,808 (8,610) (105,851) 29,659 (1,102) 56 1,227 217 72,200 1,519 73,719 Notes: 1 See note 17 “Called up share capital”. 2 Includes share premium, capital reserve, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS. 3 The currency reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. The cumulative translation differences are recycled to the income statement on disposal of the foreign operation. 4 The investment reserve is used to record the cumulative fair value gains and losses on available-for-sale financial assets. The cumulative gains and losses are recycled to the income statement on disposal of the assets. 5 The revaluation surplus derives from acquisitions of subsidiaries made before the Group’s adoption of IFRS 3 (Revised) on 1 April 2010 and comprises the amounts arising from recognising the Group’s pre-existing equity interest in the acquired subsidiary at fair value. 6 Includes the impact of the Group’s cash flow hedges with €1,811 million net loss deferred to other comprehensive income during the year (2017: €787 million net gain; 2016: €337 million net gain) and €1,460 million net loss (2017: €654 million net gain; 2016: €294 million net gain) recycled to the income statement. These hedges primarily relate to foreign exchange exposure on fixed borrowings, with interest cash flows unwinding to the income statement over the life of the hedges and any foreign exchange on nominal balances impacting income statement at maturity (up to 2056). 7 Includes €8 million tax charge (2017: €9 million credit; 2016: €5 million credit). 8 Includes the equity component of mandatory convertible bonds which were compound instruments issued in the year ended 31 March 2016. 9 Includes amounts relating to foreign translation differences arising on the retranslation of reserves due to the change in the Group’s presentation currency. 10 Includes the reissue of 729.1 million of shares (€1,742 million) in August 2017 in order to satisfy the first tranche of the Mandatory Convertible Bond. 11 See note 12 “Investments in associates and joint arrangements” for further details. 12 Relates to the disposal of Vodafone Qatar. See note 27 ”Acquisitions and disposals” for further details. 13 Represents the irrevocable and non-discretionary share buyback programme announced on 25 August 2017. Issue or reissue of shares10 –(1,741) 1,882 (127) –––––14–14 Share-based payments7 –130 –––––––130–130 Transactions with non-controlling interests in subsidiaries11 –– –805–––––8053111,116 Disposal of subsidiaries12 –– ––––––––(769) (769) Dividends –– –(3,961)–––––(3,961)(306) (4,267) Comprehensive income –– –2,439(1,852)(70) 9–(339) 187212399 Profit –– –2,439–––––2,4393492,788 OCI – before tax –– ––(1,641)(94) 9–(351) (2,077)(140) (2,217) OCI – taxes –– ––(131) 24––12(95) 3(92) Transfer to the income statement –– ––(80) ––––(80) –(80) Repurchase of treasury shares13 –– (1,735)––––––(1,735)–(1,735) 31 March 2018 4,796 150,197 (8,463) (106,695) 27,807 (1,172)651,227(122) 67,640967 68,607 (Loss)/profit–––(6,297)––––– (6,297)218 (6,079) OCI – before tax––––(1,096)(274) 2–156(1,212)(121) (1,333) OCI – taxes––––142––(46) (30) 2(28) Transfer to the income statement ––––––4––4–4 (Loss)/profit–––(5,405)––––– (5,405)283(5,122) OCI – before tax––––(2,535)216(4) –75 (2,248)(343) (2,591) OCI – taxes––––(148) (42) 1–(19) (208) (4)(212) Transfer to the income statement ––––282––––282–282

Vodafone Group Plc Annual Report on Form 20-F 2018 105 Overview Strategic Report Governance Financials Other information Consolidated statement of cash flows for the years ended 31 March 201820172016 Note€m€m€m Note: 1 Amount for 2018 includes €140 million of cash inflow on derivative financial instruments for the share buyback related to the first tranche of the mandatory convertible bond that matured during the year. Inflow from operating activities 18 13,600 14,22314,336 Cash flows from investing activities Purchase of interests in subsidiaries, net of cash acquired 27 (9) (28) (57) Purchase of interests in associates and joint ventures 27 (33) 499(3) Purchase of intangible assets10 (3,246) (2,576)(5,618) Purchase of property, plant and equipment11 (4,917) (6,285)(8,265) Purchase of investments 13 (3,901) (2,219)(106) Disposal of interests in subsidiaries, net of cash disposed 239 2– Disposal of interests in associates and joint ventures 115 4– Disposal of property, plant and equipment11 41 43164 Disposal of investments 1,250 3,5971,888 Dividends received from associates and joint ventures 489 43392 Interest received 378 434342 Cash flows from discontinued operations (247) (2,327)(2,308) Outflow from investing activities (9,841) (8,423)(13,871) Cash flows from financing activities Issue of ordinary share capital and reissue of treasury shares 17 20 2525 Net movement in short-term borrowings (534) 1,293 (11) Proceeds from issue of long-term borrowings 4,440 7,326 9,157 Repayment of borrowings (4,664) (9,267) (3,784) Purchase of treasury shares (1,766) –– Issue of subordinated mandatory convertible bonds – –3,480 Equity dividends paid 9 (3,920) (3,714)(4,188) Dividends paid to non-controlling shareholders in subsidiaries (310) (413) (309) Other transactions with non-controlling shareholders in subsidiaries 1,097 5(67) Other movements in loans with associates and joint ventures (194) 70(31) Interest paid1 (991) (1,264)(1,324) Cash flows from discontinued operations (302) (3,157) 1,134 Tax on financing activities (110) –– (Outflow)/inflow from financing activities (7,234) (9,096)4,082 Net cash (outflow)/inflow (3,475) (3,296)4,547 Cash and cash equivalents at beginning of the financial year19 9,302 12,9119,492 Exchange loss on cash and cash equivalents (433) (313) (1,128) Cash and cash equivalents at end of the financial year19 5,394 9,30212,911

106 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements 1 . Basis of preparatio n This section describes the critical accounting judgements and estimates that management has identified as having a potentially material impact on the Group’s consolidated financial statements and sets out our significant accounting policies that relate to the financial statements as a whole. Where an accounting policy is generally applicable to a specific note to the financial statements, the policy is described within that note. We have also detailed below the new accounting pronouncements that we will adopt in future years and our current view of the impact they will have on our financial reporting. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and are also prepared in accordance with IFRS adopted by the European Union (‘EU’), the Companies Act 2006 and Article 4 of the EU IAS Regulations. The consolidated financial statements are prepared on a going concern basis. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. A discussion on the Group’s critical accounting judgements and key sources of estimation uncertainty is detailed below. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period; they are recognised in the period of the revision and future periods if the revision affects both current and future periods. On 1 April 2016, the Group’s presentation currency changed from sterling to the euro to better align with the geographic split of the Group’s operations. The results of Vodafone India are presented in results from discontinued operations in the current and prior periods and its assets and liabilities reported in assets and liabilities held for sale, respectively, at 31 March 2018. Vodafone Group Plc is incorporated and domiciled in England and Wales (registration number 1833679). The registered address of the Company is Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, England. IFRS requires the Directors to adopt accounting policies that are the most appropriate to the Group’s circumstances. These have been applied consistently to all the years presented, unless otherwise stated. In determining and applying accounting policies, Directors and management are required to make judgements in respect of items where the choice of specific policy, accounting estimate or assumption to be followed could materially affect the Group’s reported financial position, results or cash flows; it may later be determined that a different choice may have been more appropriate. Management regularly reviews, and revises as necessary, the accounting judgements that significantly impact the amounts recognised in the financial statements and the estimates that are considered to be “critical estimates” due to their potential to give rise to material adjustments in the Group’s financial statements in the year to 31 March 2019. As at 31 March 2018, management has identified critical judgements in respect of revenue recognition (gross versus net), classification of joint arrangements and whether to recognise a provision or disclose a contingent liability. In addition, management has identified critical accounting estimates in relation to the recovery of deferred tax assets, post employment benefits, and impairments and estimates that are not considered to be critical in respect of the useful economic lives of finite lived intangibles and property, plant and equipment. During the year to 31 March 2018, the Group had no significant acquisitions and no disposals of subsidiaries via contribution into joint arrangements, consequently there are no critical estimates disclosed in respect of such transactions. The majority of the Group’s provisions are either long term in nature (such as asset retirement obligations) or relate to shorter term liabilities (such as those relating to restructuring and property) where there is not considered to be a significant risk of material adjustment in the next financial year. Provisions for uncertain tax positions are no longer considered a critical estimate as the provision predominantly relates to a large number of immaterial issues across the Group’s markets and the risk of a material change in estimate in the next financial year is not considered to be significant. Critical judgements are exercised in respect of tax disputes in India, including the cases relating to our acquisition of Vodafone India. These critical accounting judgements, estimates and related disclosures have been discussed with the Company’s Audit and Risk Committee. Critical accounting judgements and key sources of estimation uncertainty Revenue recognition Gross versus net presentation When the Group sells goods or services as a principal, income and payments to suppliers are reported on a gross basis in revenue and operating costs. If the Group sells goods or services as an agent, revenue and payments to suppliers are recorded in revenue on a net basis, representing the margin earned. Whether the Group is considered to be the principal or an agent in the transaction depends on analysis by management of both the legal form and substance of the agreement between the Group and its business partners; such judgements impact the amount of reported revenue and operating expenses but do not impact reported assets, liabilities or cash flows. Taxation The Group’s tax charge on ordinary activities is the sum of the total current and deferred tax charges. The calculation of the Group’s total tax charge involves estimation and judgement in respect of certain matters principally: Recognition of deferred tax assets Significant items on which the Group has exercised accounting estimation and judgement include the recognition of deferred tax assets in respect of losses in Luxembourg, Germany, Spain and India as well as capital allowances in the United Kingdom.

Vodafone Group Plc Annual Report on Form 20-F 2018 107 Overview Strategic Report Governance Financials Other information The recognition of deferred tax assets, particularly in respect of tax losses, is based upon whether management judge that it is probable that there will be sufficient and suitable taxable profits in the relevant legal entity or tax group against which to utilise the assets in the future. The Group assesses the availability of future taxable profits using the same undiscounted five year forecasts for the Group’s operations as are used in the Group’s value in use calculations (see “Impairment reviews” on page 108). Where tax losses are forecast to be recovered beyond the five year period, the availability of taxable profits is assessed using the cash flows and long-term growth rates used for the value in use calculations. The estimated cash flows inherent in these forecasts include the unsystematic risks of operating in the telecommunications business including the potential impacts of changes in the market structure, trends in customer pricing, the costs associated with the acquisition and retention of customers, future technological evolutions and potential regulatory changes, such as our ability to acquire and/or renew spectrum licences. Changes in the estimates which underpin the Group’s forecasts could have an impact on the amount of future taxable profits and could have a significant impact on the period over which the deferred tax asset would be recovered. The Group only considers substantively enacted tax laws when assessing the amount and availability of tax losses to offset against the future taxable profits. See note 6 “Taxation” to the consolidated financial statements. Uncertain tax positions The tax impact of a transaction or item can be uncertain until a conclusion is reached with the relevant tax authority or through a legal process. The Group uses in-house tax experts when assessing uncertain tax positions and seeks the advice of external professional advisors where appropriate. The most significant judgement in this area relates to the Group’s tax disputes in India, including the cases relating to the Group’s acquisition of Vodafone India. Further details of these are included in note 29 “Contingent liabilities and legal proceedings” to the consolidated financial statements. Joint arrangements The Group participates in a number of joint arrangements where control of the arrangement is shared with one or more other parties. Judgement is required to classify joint arrangements in a separate legal entity as either a joint operation or as a joint venture which depends on management’s assessment of the legal form and substance of the arrangement taking into account relevant facts and circumstances such as whether the owners have rights to substantially all the economic outputs and, in substance, settle the liabilities of the entity. The classification can have a material impact on the consolidated financial statements. The Group’s share of assets, liabilities, revenue, expenses and cash flows of joint operations are included in the consolidated financial statements on a line-by-line basis, whereas the Group’s investment and share of results of joint ventures are shown within single line items in the consolidated statement of financial position and consolidated income statement respectively. See note 12 “Investments in associates and joint arrangements” to the consolidated financial statements. Finite lived intangible assets Other intangible assets include amounts spent by the Group acquiring licences and spectrum, customer bases and the costs of purchasing and developing computer software. Where intangible assets are acquired through business combinations and no active market for the assets exists, the fair value of these assets is determined by discounting estimated future net cash flows generated by the asset. Estimates relating to the future cash flows and discount rates used may have a material effect on the reported amounts of finite lived intangible assets. Estimation of useful life The useful life over which intangible assets are amortised depends on management’s estimate of the period over which economic benefit will be derived from the asset. Useful lives are periodically reviewed to ensure that they remain appropriate. Management’s estimates of useful life have a material impact on the amount of amortisation recorded in the year, but there is not considered to be a significant risk of material adjustment to the carrying values of intangible assets in the year to 31 March 2019 if these estimates were revised. The basis for determining the useful life for the most significant categories of intangible assets is discussed below. Customer bases The estimated useful life principally reflects management’s view of the average economic life of the customer base and is assessed by reference to customer churn rates. An increase in churn rates may lead to a reduction in the estimated useful life and an increase in the amortisation charge. Capitalised software For computer software, the estimated useful life is based on management’s view, considering historical experience with similar products as well as anticipation of future events which may impact their life such as changes in technology. The useful life will not exceed the duration of a licence. Property, plant and equipment Property, plant and equipment represents 19.5% (2017: 19.5%) of the Group’s total assets; estimates and assumptions made may have a material impact on their carrying value and related depreciation charge. See note 11 “Property, plant and equipment” to the consolidated financial statements for further details. Estimation of useful life The depreciation charge for an asset is derived using estimates of its expected useful life and expected residual value, which are reviewed annually. Management’s estimates of useful life have a material impact on the amount of depreciation recorded in the year, but there is not considered to be a significant risk of material adjustment to the carrying values of property, plant and equipment in the year to 31 March 2019 if these estimates were revised. Management determines the useful lives and residual values for assets when they are acquired, based on experience with similar assets and taking into account other relevant factors such as any expected changes in technology.

108 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 1. Basis of preparation (continued) Post employment benefits Management uses estimates when determining the Group’s liabilities and expenses arising for defined benefit pension schemes. Management is required to estimate the future rates of inflation, salary increases, discount rates and longevity of members, each of which may have a material impact on the defined benefit obligations that are recorded. Further details, including a sensitivity analysis, are included in note 25 “Post employment benefits” to the consolidated financial statements. Contingent liabilities The Group exercises judgement to determine whether to recognise provisions and the exposures to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities (see note 29 “Contingent liabilities and legal proceedings” to the consolidated financial statements). Judgement is necessary to assess the likelihood that a pending claim will succeed, or a liability will arise. Impairment reviews IFRS requires management to perform impairment tests annually for indefinite lived assets and, for finite lived assets, if events or changes in circumstances indicate that their carrying amounts may not be recoverable. Impairment testing requires management to judge whether the carrying value of assets can be supported by the net present value of future cash flows that they generate. Calculating the net present value of the future cash flows requires estimates to be made in respect of highly uncertain matters including management’s expectations of: – growth in adjusted EBITDA, calculated as adjusted operating profit before depreciation and amortisation; – timing and amount of future capital expenditure, licence and spectrum payments; – long-term growth rates; and – appropriate discount rates to reflect the risks involved. Management prepares formal five year forecasts for the Group’s operations, which are used to estimate their value in use; a long-term growth rate into perpetuity has been determined as the lower of: – the nominal GDP growth rates for the country of operation; and – the long -term compound annual growth rate in adjusted EBITDA in years six to ten estimated by management. Changing the assumptions selected by management, in particular the discount rate and growth rate assumptions used in the cash flow projections, could significantly affect the Group’s impairment evaluation and hence reported assets and profits or losses. Further details, including a sensitivity analysis, are included in note 4 “Impairment losses” to the consolidated financial statements. For discontinued operations, impairment testing requires management to determine whether the carrying value of the discontinued operation can be supported by the fair value less costs to sell. Where not observable in a quoted market, management have determined fair value less costs to sell by reference to the outcomes from the application of a number of potential valuation techniques, determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Significant accounting policies applied in the current reporting period that relate to the financial statements as a whole Accounting convention The consolidated financial statements are prepared on a historical cost basis except for certain financial and equity instruments that have been measured at fair value. Basis of consolidation The consolidated financial statements incorporate the financial statements of the Company, subsidiaries controlled by the Company (see note 32 “Related undertakings” to the consolidated financial statements) and joint operations that are subject to joint control (see note 12 “Investments in associates and joint arrangements” to the consolidated financial statements). Foreign currencies The consolidated financial statements are presented in euro, which is also the Company’s functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into the respective functional currency of the entity at the rates prevailing on the reporting period date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the initial transaction dates. Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated. Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analysed between translation differences and other changes in the carrying amount of the security. Translation differences are recognised in the income statement and other changes in carrying amount are recognised in the consolidated statement of comprehensive income. Translation differences on non-monetary financial assets, such as investments in equity securities classified as available-for-sale, are reported as part of the fair value gain or loss and are included in the consolidated statement of comprehensive income. Share capital, share premium and other capital reserves are initially recorded at the functional currency rate prevailing at the date of the transaction and are not retranslated.

Vodafone Group Plc Annual Report on Form 20-F 2018 109 Overview Strategic Report Governance Financials Other information For the purpose of presenting consolidated financial statements, the assets and liabilities of entities with a functional currency other than euro are expressed in euro using exchange rates prevailing at the reporting period date. Income and expense items and cash flows are translated at the average exchange rates for each month and exchange differences arising are recognised directly in other comprehensive income. On disposal of a foreign entity, the cumulative amount previously recognised in the consolidated statement of comprehensive income relating to that particular foreign operation is recognised in profit or loss. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated accordingly. The net foreign exchange gain recognised in the consolidated income statement for the year ended 31 March 2018 is €295 million (31 March 2017: €637 million loss; 2016: €1,141 million loss). The net gains and net losses are recorded within operating profit (2018: €65 million credit; 2017: €133 million charge; 2016: €24 million credit), non-operating income and expense (2018: €nil; 2017: €nil; 2016: €282 million charge), investment and financing income (2018: €141 million credit; 2017: €505 million charge; 2016: €872 million charge) and income tax expense (2018: €9 million credit; 2017: €1 million credit; 2016: €11 million charge). The foreign exchange gains and losses included within other income and expense and non-operating income and expense arise on the disposal of interests in joint ventures, associates and investments from the recycling of foreign exchange gains previously recognised in the consolidated statement of comprehensive income. Inventory Inventory is stated at the lower of cost and net realisable value. Cost is determined on the basis of weighted average costs and comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. New accounting pronouncements adopted on 1 April 2017 On 1 April 2017 the Group adopted the following new accounting policies to comply with amendments to IFRS. The accounting pronouncements, none of which is considered by the Group as significant on adoption, are: – Amendments to IAS 12 “Recognition of Deferred Tax Assets for Unrealised Losses”; – Amendments to IAS 7 “Disclosure Initiative”; and – Amendments to IFRS 12 “Disclosure of Interests in Other Entities” (part of “Improvements to IFRS 2014-2016 cycle”). While the amendments to IAS 7 will have no impact on the Group’s accounting, additional disclosures are included to reconcile the movements in assets and liabilities during the year resulting from financing activities. New accounting pronouncements to be adopted on 1 April 2018 On 1 April 2018 the Group will adopt the following standards, which have been issued by the IASB and endorsed by the EU; these standards will have a significant impact on the Group’s financial reporting: – IFRS 15 “Revenue from Contracts with Customers”; and – IFRS 9 “Financial Instruments”. Additional information on the impact of these significant standards is discussed below. The following pronouncements, which have also been issued by the IASB and endorsed by the EU, will be adopted by the Group on 1 April 2018; these standards are not expected to have a material impact on the consolidated results, financial position or cash flows of the Group: – Amendments to IFRS 4 “Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts”; – Amendments to IAS 28 “Investments in Associates and Joint Ventures” (part of “Improvements to IFRS 2014-2016 Cycle”); – Amendments to IFRS 2 “Classification and Measurement of Share-based Payment Transactions”; and – IFRIC 22 “Foreign Currency Transactions and Advance Consideration”.

110 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 1. Basis of preparation (continued) New accounting pronouncements to be adopted on or after 1 April 2019 On 1 April 2019 the Group will adopt IFRS 16 “ Leases”, which has been issued by the IASB and endorsed by the EU. This is a significant new standard for the Group and the expected impacts are discussed below. The following pronouncements, which are potentially relevant to the Group, have been issued by the IASB and are effective for annual periods beginning on or after 1 January 2019; except where otherwise noted, they have not yet been endorsed by the EU. The Group’s financial reporting will be presented in accordance with these new standards, which are not expected to have a material impact on the consolidated results, financial position or cash flows of the Group, from 1 April 2019. – Amendments to IAS 28 “Long-term Interests in Associates and Joint Ventures”; – IFRIC 23 “Uncertainty over Income Tax Treatments”; – “Improvements to IFRS 2015-2017 Cycle”; – Amendment to IAS 19 “Plan Amendment, Curtailment or Settlement”; and – Amendments to IFRS 9 “Prepayment Features with Negative Compensation”, which has been endorsed by the EU. In addition, the Group will adopt the following standard, which has been issued by the IASB and has not yet been endorsed by the EU: – IFRS 17 “Insurance Contracts”, which is effective for accounting periods beginning on or after 1 January 2021. The Group is currently assessing the impact of the accounting changes that will arise under IFRS 17; however, the changes are not expected to have a material impact on the consolidated income statement and consolidated statement of financial position. IFRS 9 “Financial Instruments” IFRS 9 “Financial Instruments” was issued in July 2014 to replace IAS 39 “Financial Instruments: Recognition and Measurement” and has been endorsed by the EU. The standard is effective for accounting periods beginning on or after 1 January 2018 and will be adopted by the Group on 1 April 2018. IFRS 9 will impact the classification and measurement of the Group’s financial instruments, revises the requirements for when hedge accounting can be applied and requires certain additional disclosures. The primary changes resulting from IFRS 9 on the Group’s accounting for financial instruments are as follows : – The Group has elected, under IFRS 9, to recognise the full amount of credit losses that would be expected to be incurred over the full recovery period of trade receivables, contract assets recorded under IFRS 15 and finance lease receivables at the date of initial recognition of those assets; currently credit losses are not recognised on such assets until there is an indicator of impairment, such as a payment default. – Customer receivables that are received in instalments, which are currently recorded at amortised cost, will be recorded at fair value through other comprehensive income for receivable portfolios that the Group sells from time to time to third parties. Whilst hedge accounting requirements are revised under IFRS 9, no material changes to the Group’s hedge accounting have been identified. The Group will adopt IFRS 9 with the cumulative retrospective impact on the classification and measurement of financial instruments reflected as an adjustment to equity on the date of adoption. In order to comply with the transition requirements of IFRS 15 the Group will report financial information both under IFRS 15 and also under the pre-existing revenue standard (IAS 18, Revenue) for the year commencing 1 April 2018. The Group’s current estimate of the primary financial impact of adoption of IFRS 9 on an IAS 18 accounting basis on the consolidated statement of financial position on adoption is a reduction in cumulative retained earnings at 1 April 2018 of between €200 million and €300 million, inclusive of the impact of deferred tax movements but excluding the impact on equity accounted joint ventures and associates. No material impact is expected from implementing IFRS 9 on an IAS 18 basis on the consolidated income statement or on the consolidated statement of cash flows.

Vodafone Group Plc Annual Report on Form 20-F 2018 111 Overview Strategic Report Governance Financials Other information IFRS 15 “Revenue from Contracts with Customers” IFRS 15 “Revenue from Contracts with Customers”, was issued in May 2014 and subsequent amendments, “Clarifications to IFRS 15” were issued in April 2016; both have been endorsed by the EU. IFRS 15, as amended, is effective for accounting periods beginning on or after 1 January 2018. IFRS 15 sets out the requirements for recognising revenue and costs from contracts with customers and includes extensive disclosure requirements; it will have a material impact on the Group’s reporting of revenue and costs as follows: – Deliverables in contracts with customers that qualify as separate “performance obligations” will be identified and the contractual transaction price receivable from customers must then be allocated to the performance obligations on a relative standalone selling price basis. The performance obligations identified will depend on the nature of individual customer contracts, but might typically be identified for mobile handsets, other equipment provided to customers and for services provided to customers such as mobile and fixed line. Stand-alone selling prices will be based on observable sales prices; however, where stand-alone selling prices are not directly observable, estimates will be made maximising the use of observable inputs. Revenue will be recognised either at a point in time or over time when the respective performance obligations in a contract are delivered to the customer. – Currently revenue allocated to deliverables is restricted to the amount that is receivable without the delivery of additional goods or services; this restriction will no longer be applied under IFRS 15. The primary impact on revenue reporting will be that when the Group sells subsidised devices together with airtime service agreements to customers, revenue allocated to equipment and recognised at contract inception, when control of the device typically passes to the customer, will increase and revenue subsequently recognised as services are delivered during the contract period will reduce. Where additional up-front unbilled revenue is recorded for the sale of devices, this will be reflected in the consolidated statement of financial position as a contract asset. – Expected credit losses will be recorded in respect of amounts due from customers. The recognition of contract assets under IFRS 15 will result in an increase in credit loss charges recorded in future periods. – Certain incremental costs incurred in acquiring a contract with a customer will be deferred on the consolidated statement of financial position and amortised as revenue is recognised under the related contract; this will generally lead to the later recognition of charges for some commissions payable to third party dealers and employees. In addition, certain types of contract acquisition costs will be deducted from revenue as they are considered to relate to the funding of customer discounts. – In addition certain costs incurred in fulfilling customer contracts will be deferred on the consolidated statement of financial position and recognised as related revenue is recognised under the contract. Such deferred costs are likely to relate to the provision of deliverables to customers that do not qualify as performance obligations and for which revenue is not recognised; currently such costs are generally expensed as incurred. The impact of the changes above on the Group’s reportable segments will depend largely on the extent to which customers receive discounted goods or services, such as mobile handsets, when they enter into airtime service agreements with the Group in the relevant markets. The combined impact of the changes is expected to increase the gross profit, or reduce the gross loss, recorded at inception on many customer contracts; in such cases, this will typically reduce the gross profit reported during the remainder of the contract; however, these timing differences will not impact the total gross profit reported for a customer contract over the contract term. In applying IFRS 15, and in determining the accounting impacts described above, the Group will be required to make material judgements. The most significant judgements are expected to be: – Determining standalone selling price for allocating revenue between performance obligations where contracts contain multiple performance obligations. Judgement will be required to determine whether a standalone selling price exists and if no standalone price exists estimation will be required to determine the appropriate revenue allocation. – Judgements relating to the reporting of revenue and costs on a gross or net basis, which are consistent with those required under IAS 18 described in section “Critical accounting judgements and key areas of estimation uncertainty” on page 106. The Group will adopt IFRS 15 with the cumulative retrospective impact reflected as an adjustment to equity on the date of adoption; and with disclosure of the impact of IFRS 15 on each line item in the financial statements in the reporting period. The transactions impacted by IFRS 15 are high in volume, value and complexity which has necessitated a phased approach to the development of new software solutions and changes to processes and related controls across the Group. The items discussed above are the main accounting changes for the Group under IFRS 15. The Group’s current estimate of the primary financial impact of these changes on the consolidated statement of financial position on adoption is a cumulative increase in: – Retained earnings at 1 April 2018 of between €2.1 billion and €2.8 billion, inclusive of the impact of deferred tax movements and including the impact of adopting IFRS 9 but excluding the impact on equity accounted joint ventures and associates. The primary movements contributing to the increase in retained earnings are the recognition of contract assets and the deferral of previously expensed contract acquisition costs. On the assumption that there are no significant changes to business models or products offered, the Group expects the primary financial impacts of these changes on the consolidated income statement will be: – A reduction in revenue which is currently estimated at between 2% and 3%; and – A reduction in the share of total revenue recorded as service revenue by between 2.5 and 4.5 percentage points primarily as a result of an increased allocation of customer receipts to up-front equipment revenue and of the impact of the revenue reduction noted above.

112 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 1. Basis of preparation (continued) The implementation of IFRS 15 is not expected to have any financial impact on the consolidated statement of cash flows. These impacts are based on the assessments undertaken to date. The exact financial impacts of the accounting changes of adopting IFRS 15 at 1 April 2018 may be revised as further analysis is completed prior to presentation of financial information for periods including the date of initial application. The Group expects to be in a position to issue further guidance on the impact of adopting IFRS 15 in conjunction with the first quarter trading update for the financial year commencing 1 April 2018. IFRS 16 “Leases” IFRS 16 “Leases” was issued in January 2016 to replace IAS 17 “Leases” and has been endorsed by the EU. The standard is effective for accounting periods beginning on or after 1 January 2019 and will be adopted by the Group on 1 April 2019. IFRS 16 will primarily change lease accounting for lessees; lease agreements will give rise to the recognition of an asset representing the right to use the leased item and a loan obligation for future lease payables. Lease costs will be recognised in the form of depreciation of the right to use asset and interest on the lease liability. Lessee accounting under IFRS 16 will be similar in many respects to existing IAS 17 accounting for finance leases, but will be substantively different to existing accounting for operating leases where rental charges are currently recognised on a straight-line basis and no lease asset or related lease creditor is recognised. Lessor accounting under IFRS 16 is similar to existing IAS 17 accounting and is not expected to have a material impact for the Group. The Group is assessing the impact of the accounting changes that will arise under IFRS 16; however, the following changes to lessee accounting will have a material impact as follows: – Right-of-use assets will be recorded for assets that are leased by the Group; currently no lease assets are included on the Group’s consolidated statement of financial position for operating leases. – Liabilities will be recorded for future lease payments in the Group’s consolidated statement of financial position for the “reasonably certain” period of the lease, which may include future lease periods for which the Group has extension options. Currently liabilities are generally not recorded for future operating lease payments, which are disclosed as commitments. The amount of lease liabilities will not equal the lease commitments reported on 31 March 2019, as they will be discounted to present value and the treatment of termination and extension options may differ, but may not be dissimilar. – Lease expenses will be for depreciation of right-of-use assets and interest on lease liabilities; interest will typically be higher in the early stages of a lease and reduce over the term. Currently operating lease rentals are expensed on a straight-line basis over the lease term within operating expenses. – Operating lease cash flows are currently included within operating cash flows in the consolidated statement of cash flows; under IFRS 16 these will be recorded as cash flows from financing activities reflecting the repayment of lease liabilities (borrowings) and related interest. A high volume of transactions will be impacted by IFRS 16 and material judgements are required in identifying and accounting for leases. The most significant judgement is expected to be determination of the lease term; under IFRS 16 the lease term includes extension periods where it is reasonably certain that a lease extension option will be exercised or that a lease termination option will not be exercised. Significant judgement will be required when determining the lease term of leases with extension or termination options. The Group is continuing to assess the impact of the accounting changes that will arise under IFRS 16 and cannot yet reasonably quantify the impact; however, the changes highlighted above will have a material impact on the consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows after the Group’s adoption on 1 April 2019. The Group intends to adopt IFRS 16 with the cumulative retrospective impact as an adjustment to equity on the date of adoption. The Group currently intends to apply the following practical expedients allowed under IFRS 16: – The right-of-use assets will, generally, be measured at an amount equal to the lease liability at adoption and initial direct costs incurred when obtaining leases will be excluded from this measurement; – The Group will rely on its onerous lease assessments under IAS 37 to impair right-of-use assets recognised on adoption instead of performing a new impairment assessment for those assets on adoption; and – Hindsight will be used in determining the lease term. .

Vodafone Group Plc Annual Report on Form 20-F 2018 113 Overview Strategic Report Governance Financials Other information 2. Segmental analysis The Group’s businesses are managed on a geographical basis. Selected financial data is presented on this basis below. The Group’s operating segments are established on the basis of those components of the Group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Group has a single group of related services and products, being the supply of communications services and products. Revenue is attributed to a country or region based on the location of the Group company reporting the revenue. Transactions between operating segments are charged at arm’s-length prices. Segment information is provided on the basis of geographic areas, being the basis on which the Group manages its worldwide interests, with each country in which the Group operates treated as an operating segment. The aggregation of operating segments into the Europe and AMAP regions reflects, in the opinion of management, the similar economic characteristics within each of those regions as well the similar products and services offered and supplied, classes of customers and the regulatory environment. In the case of the Europe region this largely reflects membership of the European Union, while for the AMAP region this largely includes emerging and developing economies that are in the process of rapid growth and industrialisation. Certain financial information is provided separately within the Europe region for Germany, Italy, the UK and Spain, and within the AMAP region for India and Vodacom, as these operating segments are individually material for the Group. The segmental revenue and profit of India are included in discontinued operations for all years reported and segmental assets and cash flows are included in assets and liabilities held for sale at 31 March 2018 and 31 March 2017. See note 7 “Discontinued operations and assets and liabilities held for resale” for details. Accounting policies Revenue Revenue is recognised to the extent the Group has delivered goods or rendered services under an agreement, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Group. Revenue is measured at the fair value of the consideration receivable, exclusive of sales taxes and discounts. The Group principally obtains revenue from providing mobile and fixed telecommunication services including: access charges, voice and video calls, messaging, interconnect fees, fixed and mobile broadband and related services such as providing televisual and music content, connection fees and equipment sales. Products and services may be sold separately or in bundled packages. Revenue for access charges, voice and video calls, messaging and fixed and mobile broadband provided to contract customers is recognised as services are performed, with unbilled revenue resulting from services already provided accrued at the end of each period and unearned revenue from services to be provided in future periods deferred. Revenue from the sale of prepaid credit is deferred until such time as the customer uses the airtime, or the credit expires. Revenue from interconnect fees is recognised at the time the services are performed. Revenue for the provision of televisual and music content is recognised when or as the Group performs the related service and, depending on the nature of the service, is recognised either at the gross amount billed to the customer or the amount receivable by the Group as commission for facilitating the service. Customer connection revenue is recognised together with the related equipment revenue to the extent that the aggregate equipment and connection revenue does not exceed the fair value of the equipment delivered to the customer. Any customer connection revenue not recognised, together with any related excess equipment revenue, is deferred and recognised over the period in which services are expected to be provided to the customer. Revenue for device sales is recognised when the device is delivered to the end customer and the significant risks and rewards of ownership have transferred. For device sales made to intermediaries, revenue is recognised if the significant risks associated with the device are transferred to the intermediary and the intermediary has no general right to return the device to receive a refund. If the significant risks are not transferred, revenue recognition is deferred until sale of the device to an end customer by the intermediary or the expiry of any right of return. In revenue arrangements including more than one deliverable, the arrangements are divided into separate units of accounting. Deliverables are considered separate units of accounting if the following two conditions are met: (i) the deliverable has value to the customer on a stand-alone basis and (ii) there is evidence of the fair value of the item. The arrangement consideration is allocated to each separate unit of accounting based on its relative fair value. The Group generally determines the fair value of individual elements based on prices at which the deliverable is regularly sold on a stand-alone basis after considering any appropriate volume discounts. Revenue allocated to deliverables is restricted to the amount that is receivable without the delivery of additional goods or services. This restriction typically applies to revenue recognised for devices provided to customers, including handsets. Commissions Intermediaries are given cash incentives by the Group to connect new customers and upgrade existing customers. For intermediaries who do not purchase products and services from the Group, such cash incentives are accounted for as an expense. Such cash incentives to other intermediaries are also accounted for as an expense if: – the Group receives an identifiable benefit in exchange for the cash incentive that is separable from sales transactions to that intermediary; and – the Group can reliably estimate the fair value of that benefit. Cash incentives that do not meet these criteria are recognised as a reduction of the related revenue.

114 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 2. Segmental analysis (continued) Segmental revenue and profit Segment Intra-region RegionalInter-region GroupAdjusted revenue revenue revenue revenue revenue EBITDA €m€m€m€m€m€m 31 March 2017 Germany 10,600(32) 10,568(21) 10,5473,617 Italy 6,101 (30)6,071(1)6,0702,229 UK 6,925(23) 6,902(6) 6,8961,212 Spain 4,973(37) 4,936(1)4,9351,360 Other Europe6,128 (55) 6,073(5)6,068 1,865 Europe34,727(177)34,550(34)34,51610,283 Vodacom 5,294–5,294–5,2942,063 Other AMAP6,479–6,479(14)6,465 1,791 AMAP 11,773–11,773(14)11,7593,854 Common Functions 1,390 –1,390 (34)1,356 12 Group 47,890(177)47,713(82)47,63114,149 31 March 2016 Germany 10,626(36) 10,590(9)10,581 3,462 Italy 6,008 (22) 5,986 (1)5,9852,015 UK 8,428(18) 8,410(9) 8,4011,756 Spain 4,959(27) 4,932(2) 4,9301,250 Other Europe 6,599(55) 6,544(4) 6,5402,002 Europe36,620(158)36,462(25)36,43710,485 Vodacom 5,325 –5,325 –5,325 2,028 Other AMAP6,566–6,566(20) 6,5461,678 AMAP 11,891–11,891(20)11,8713,706 Common Functions 1,567 –1,567 (65)1,502 (36) Group 50,078(158)49,920(110)49,81014,155 Total revenue recorded in respect of the sale of goods for the year ended 31 March 2018 was €4,718 million (2017: €4,029 million, 2016: €4,472 million). The Group’s measure of segment profit, adjusted EBITDA, excludes depreciation, amortisation, impairment loss, restructuring costs, loss on disposal of fixed assets, the Group’s share of results in associates and joint ventures and other income and expense. A reconciliation of adjusted EBITDA to operating profit is shown overleaf. For a reconciliation of operating profit to profit for the financial year, see the Consolidated income statement on page 102. 31 March 2018 Germany 10,847(29) 10,818(18) 10,8004,010 Italy 6,204(30) 6,174(3)6,171 2,329 UK 7,078 (21) 7,057 (7)7,050 1,762 Spain 4,978(35) 4,943(2) 4,9411,420 Other Europe 4,941(45) 4,896(10) 4,8861,515 Europe 34,048(160)33,888(40)33,84811,036 Vodacom 5,692–5,692(7) 5,6852,203 Other AMAP 5,770 –5,770 (25)5,7451,554 AMAP 11,462–11,462(32)11,4303,757 Common Functions 1,408 –1,408 (115)1,293 (56) Group 46,918(160)46,758(187)46,57114,737

Vodafone Group Plc Annual Report on Form 20-F 2018 115 Overview Strategic Report Governance Financials Other information 201820172016 €m€m€m Note: 1 Excludes amortisation of acquired customer bases and brand intangible assets of €0.4 billion (2017: €0.1 billion, 2016: €nil). Segmental assets and cash flow OtherDepreciation Non-currentCapitalexpenditure onandOperating assets1expenditure2 intangible assetsamortisation Impairment lossfree cash flow3 €m€m€m€m€m€m Group 71,5827,32174710,409–7,001 31 March 2017 Germany 26,6941,671–3,320 –1,749 Italy 9,157 79321,603 –1,161 UK 8,210950–1,768–57 Spain 11,035746–1,378 –344 Other Europe 7,574878381,088 –619 Europe62,6705,038409,157–3,930 Vodacom 6,0397362738–1,347 Other AMAP5,778 7953171,153 –947 AMAP 11,8171,5313191,891–2,294 Common Functions 1,937 915–38–(597) Group 76,4247,48435911,086–5,627 31 March 2016 Germany 28,2102,362 2,0813,330 –866 Italy 9,799 1,5162321,668 –496 UK9,496 1,2101411,902 –334 Spain 11,569 1,178 4911,446 –(149) Other Europe7,568 1,372 8 1,371 (569) 546 Europe66,6427,6382,9539,717(569)2,093 India 13,4741,102 3,751––– Vodacom 5,290 84723725–1,071 Other AMAP6,8061,173 8141,170 –503 AMAP 25,5703,1224,5881,895–1,574 Common Functions 1,867 901–85–(459) Group 94,07911,6617,54111,697(569)3,208 Notes: 1 Comprises goodwill, other intangible assets and property, plant and equipment. 2 Includes additions to property, plant and equipment and computer software, reported within intangibles. Excludes licences and spectrum additions. 3 The Group’s measure of segment cash flow is reconciled to the closest equivalent GAAP measure cash generated by operations, on pages 207 and 208. 31 March 2018 Germany 25,4441,673 243,095 –2,147 Italy 9,232 7976291,479 –1,607 UK 7,465 889–1,600 –408 Spain 10,576863–1,371 –628 Other Europe 7,441 710931,092 –788 Europe 60,1584,9327468,637 –5,578 Vodacom 5,8417631776 –1,453 Other AMAP 3,607729–923 –725 AMAP 9,4481,49211,699 –2,178 Common Functions 1,976897–73 –(755) Adjusted EBITDA 14,737 14,14914,155 Depreciation, amortisation and loss on disposal of fixed assets (9,910) (10,179) (10,386) Share of adjusted results in equity accounted associates and joint ventures1 389 16460 Adjusted operating profit 5,216 4,1343,829 Impairment losses – –(569) Restructuring costs (156) (415) (316) Amortisation of acquired customer based and brand intangible assets (974) (1,046)(1,338) Other income/(expense) 213 1,052 (286) Operating profit 4,299 3,7251,320

116 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 3. Operating profit Detailed below are the key amounts recognised in arriving at our operating profit 201820172016 €m€m€m Notes: 1 The year ended 31 March 2018 included €80 million credit (2017: €127 million charge) reported in other income and expense in the consolidated income statement. 2 Reported in other income and expense in the consolidated income statement. The total remuneration of the Group’s auditors, PricewaterhouseCoopers LLP and other member firms of PricewaterhouseCoopers International Limited, for services provided to the Group during the year ended 31 March 2018 is analysed below. 201820172016 €m€m€m Notes: 1 Includes fees in respect of audit procedures in relation to the forthcoming implementation of IFRS 15 “Revenue from Contracts with Customers” and IFRS 16 “Leases”. 2 Relates to fees for statutory and regulatory filings. The amount for the year ended 31 March 2018 includes non-recurring fees that were incurred during the preparations for a potential IPO of Vodafone New Zealand and the merger of Vodafone India and Idea Cellular. The amount for the year ended 31 March 2017 primarily arose from work on regulatory filings prepared in anticipation of a potential IPO of Vodafone India that was under consideration prior to the agreement for the merger of Vodafone India and Idea Cellular. A description of the work performed by the Audit and Risk Committee in order to safeguard auditor independence when non-audit services are provided is set out in the Audit and Risk Committee report on pages 64 to 69. Parent company 2 22 Subsidiaries 14 1313 Subsidiaries – new accounting standards1 5 1– Audit fees: 21 1615 Audit-related fees2 5 42 Non-audit fees: 5 42 Total fees 26 2017 Net foreign exchange (gains)/losses1 (65) 133(24) Depreciation of property, plant and equipment (note 11): Owned assets 5,963 6,2536,333 Leased assets 47 1245 Amortisation of intangible assets (note 10) 4,399 4,8215,319 Impairment of goodwill in subsidiaries, associates and joint arrangements (note 4) – –569 Staff costs (note 24) 5,295 5,5195,804 Amounts related to inventory included in cost of sales 6,045 6,464 7,739 Operating lease rentals payable 3,788 3,9762,464 Loss on disposal of property, plant and equipment and intangible assets 36 2227 Own costs capitalised attributable to the construction or acquisition of property, plant and equipment (829) (800) (764) Net gain on formation of VodafoneZiggo (note 27)2 – (1,275)–

Vodafone Group Plc Annual Report on Form 20-F 2018 117 Overview Strategic Report Governance Financials Other information 4. Impairment losses Impairment occurs when the carrying value of assets is greater than the present value of the net cash flows they are expected to generate. We review the carrying value of assets for each country in which we operate at least annually. For further details of our impairment review process see “Critical accounting judgements and key sources of estimation uncertainty” in note 1 “Basis of preparation” to the consolidated financial statements. Accounting policies Goodwill Goodwill is not subject to amortisation but is tested for impairment annually or whenever there is an indication that the asset may be impaired. For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognised for goodwill are not reversible in subsequent periods. The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The Group prepares and approves formal five year management plans for its operations, which are the basis for the value in use calculations. Property, plant and equipment and finite lived intangible assets At each reporting period date, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount and an impairment loss is recognised immediately in the income statement. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years and an impairment loss reversal is recognised immediately in the income statement. Impairment losses Following our annual impairment review, the impairment charges recognised in the consolidated income statement within operating profit in respect of goodwill are stated below. The impairment losses were based on value in use calculations. 201820172016 Cash-generating unitReportable segment €m €m€m For the year ended 31 March 2018, the Group recorded a non-cash charge of €3,170 million (€2,245 million net of tax), included in discontinued operations, as a result of the re-measurement of Vodafone India’s fair value less costs of disposal. See note 7 “Discontinued operations and assets and liabilities held for sale” for further details. For the year ended 31 March 2017, the Group recorded a non-cash impairment charge of €4,515 million in respect of the Group’s investment in India which, together with the recognition of an associated €840 million deferred tax asset, led to an overall €3,675 million reduction in the carrying value of Vodafone India, the results of which are included in discontinued operations (see note 7 “Discontinued operations and assets and liabilities held for sale”) for further details. Goodwill The remaining carrying value of goodwill at 31 March was as follows: 20182017 €m€m Germany 12,479 12,479 Italy 3,654 3,654 Spain 3,814 3,814 19,947 19,947 Other 6,787 6,861 26,734 26,808 Romania Other Europe – –569 – –569

118 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 4. Impairment losses (continued) Key assumptions used in the value in use calculations The key assumptions used in determining the value in use are: Assumption How determined Projected adjusted Projected adjusted EBITDA has been based on past experience adjusted for the following: EBITDA – voice and messaging revenue is expected to benefit from increased usage from new customers, especially in emerging markets, the introduction of new services and traffic moving from fixed networks to mobile networks, though these factors will be offset by increased competitor activity, which may result in price declines, and the trend of falling termination and other regulated rates; – non-messaging data revenue is expected to continue to grow as the penetration of 3G (plus 4G where available) enabled devices and smartphones rise along with higher data bundle attachment rates, and new products and services are introduced; and – margins are expected to be impacted by negative factors such as the cost of acquiring and retaining customers in increasingly competitive markets and the expectation of further termination rate cuts by regulators and by positive factors such as the efficiencies expected from the implementation of Group initiatives. Projected capital The cash flow forecasts for capital expenditure are based on past experience and include the ongoing capital expenditure expenditure required to roll out networks in emerging markets, to provide voice and data products and services and to meet the population coverage requirements of certain of the Group’s licences. Capital expenditure includes cash outflows for the purchase of property, plant and equipment and computer software. Projected licence and The cash flow forecasts for licence and spectrum payments for each operating company for the initial five years include spectrum payments amounts for expected renewals and newly available spectrum. Beyond that period, a long-run cost of spectrum is assumed. Long-term growth rate For businesses where the five year management plans are used for the Group’s value in use calculations, a long-term growth rate into perpetuity has been determined as the lower of: – the nominal GDP rates for the country of operation; and – the long-term compound annual growth rate in adjusted EBITDA in years six to ten estimated by management. Pre-tax risk adjusted The discount rate applied to the cash flows of each of the Group’s operations is generally based on the risk free rate for discount rate ten year bonds issued by the government in the respective market. Where government bond rates contain a material component of credit risk, high-quality local corporate bond rates may be used. These rates are adjusted for a risk premium to reflect both the increased risk of investing in equities and the systematic risk of the specific Group operating company. In making this adjustment, inputs required are the equity market risk premium (that is the required increased return required over and above a risk free rate by an investor who is investing in the market as a whole) and the risk adjustment, beta, applied to reflect the risk of the specific Group operating company relative to the market as a whole. In determining the risk adjusted discount rate, management has applied an adjustment for the systematic risk to each of the Group’s operations determined using an average of the betas of comparable listed mobile telecommunications companies and, where available and appropriate, across a specific territory. Management has used a forward-looking equity market risk premium that takes into consideration both studies by independent economists, the average equity market risk premium over the past ten years and the market risk premiums typically used by investment banks in evaluating acquisition proposals.

Vodafone Group Plc Annual Report on Form 20-F 2018 119 Overview Strategic Report Governance Financials Other information Year ended 31 March 2018 The table below shows key assumptions used in the value in use calculations. Assumptions used in value in use calculation GermanySpainItalyRomania %%%% Pre-tax adjusted discount rate 8.3 9.710.49.8 Long-term growth rate 0.51.51.01.5 Projected adjusted EBITDA13.7 5.9 (2.6)2.6 Projected capital expenditure2 16.6–18.816.8–17.412.1–13.311.9–14.6 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. Sensitivity analysis Other than as disclosed below, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of any cash-generating unit to materially exceed its recoverable amount. The estimated recoverable amount of the Group’s operations in Germany, Spain and Romania exceed their carrying values by €7.7 billion, €0.3 billion and €nil respectively . The changes in the following table to assumptions used in the impairment review would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2018. Change required for carrying value to equal recoverable amount Germany SpainRomania pps ppspps Pre-tax risk adjusted discount rate 2.00.2 0.1 Long-term growth rate (2.3) (0.2) (0.1) Projected adjusted EBITDA1 (3.3) (0.3) (0.1) Projected capital expenditure2 16.3 1.4 0.4 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. The carrying values for Vodafone UK, Portugal, Ireland and Czech Republic include goodwill arising from their acquisition by the Group and/ or the purchase of operating licences or spectrum rights. While the recoverable amounts for these operating companies are not materially greater than their carrying value, each has a lower risk of giving rise to impairment that would be material to the Group given their relative size or the composition of their carrying value. The changes in the following table to assumptions used in the impairment review would have, in isolation, led to an impairment loss being recognised in the year ended 31 March 2018. Change required for carrying value to equal recoverable amount UKIreland Portugal Czech Republic ppsppsppspps Pre-tax risk adjusted discount rate 0.50.61.03.1 Long-term growth rate (0.6) (0.7) (1.1) (4.0) Projected adjusted EBITDA1 (0.8) (1.0) (1.5) (4.0) Projected capital expenditure2 3.2 4.2 6.4 16.9 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. Following the recent merger, the recoverable amount for VodafoneZiggo is not materially greater than its carrying value. If adverse impacts of economic, competitive, regulatory or other factors were to cause significant deterioration in the operations of VodafoneZiggo and the entity’s expected future cash flows, this may lead to an impairment loss being recognised.

120 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 4. Impairment losses (continued) Year ended 31 March 2017 During the year ended 31 March 2017, Vodafone India was classified as a discontinued operation and was consequently valued at fair value less costs of disposal. Vodafone India’s fair value less costs of disposal was not observable in a quoted market and accordingly was determined with reference to the outcomes from the application of a number of potential valuation techniques, which were considered to result in a “level 2” valuation1. As such significant judgement was required and involved the use of estimates. The two bases of valuation which were given the strongest weighting in the overall assessment of fair value are set out below. Fair value less costs of disposal excluding net debt was assessed to be INR 971 billion, equivalent to €14.0 billion. See note 7 “Discontinued operations and assets and liabilities held for sale” for further details. – The contracted cash price for the sale of a portion of the entity to the Aditya Birla Group as part of the planned disposal of Vodafone India, adjusted for the agreed level of debt which is an observable price relating to Vodafone India; and – The share price of Idea Cellular prior to the announcement of the plan to dispose of Vodafone India and participate with Idea Cellular in the planned jointly controlled entity, adjusted for transaction specific factors. Idea Cellular equity shares are the primary component of the consideration for Vodafone India to be received by the Group, and the value of the Idea Cellular shares has been adjusted to reflect 50% of the estimated cost synergies that management expects to be realised by the jointly controlled entity. A 10% increase or reduction in the expected cost synergies included in this determination of fair value would result in a €220 million increase or reduction, respectively, in the fair value less costs of disposal of Vodafone India calculated using this approach. Note: 1 Level 2 classification comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. The table below shows key assumptions used in the value in use calculations. Assumptions used in value in use calculation GermanySpainItalyRomania %%%% Pre-tax adjusted discount rate 8.49.7 10.39.0 Long-term growth rate 0.51.51.01.0 Projected adjusted EBITDA13.0 7.9 (0.8)0.1 Projected capital expenditure2 14.9–16.514.3–15.8 12.7–14.212.6–15.9 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. Sensitivity analysis Other than as disclosed below, management believed that no reasonably possible change in any of the above key assumptions would cause the carrying value of any cash-generating unit to materially exceed its recoverable amount. The estimated recoverable amount of the Group’s operations in Germany, Spain and Romania exceed their carrying values by €3.5 billion, €1.0 billion and €0.2 billion respectively. The changes in the following table to assumptions used in the impairment review would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2017: Change required for carrying value to equal recoverable amount Germany SpainRomania pps ppspps Pre-tax risk adjusted discount rate 0.90.61.5 Long-term growth rate (1.0) (0.7) (1.7) Projected adjusted EBITDA1 (1.6) (1.1) (1.9) Projected capital expenditure2 7.6 4.4 7.1 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. The carrying values for Vodafone UK, Portugal, Ireland and Czech Republic include goodwill arising from their acquisition by the Group and/ or the purchase of operating licences or spectrum rights. While the recoverable amounts for these operating companies were not materially greater than their carrying value, each had a lower risk of giving rise to impairment that would be material to the Group given their relative size or the composition of their carrying value. The changes in the following table to assumptions used in the impairment review would have, in isolation, led to an impairment loss being recognised in the year ended 31 March 2017: Change required for carrying value to equal recoverable amount UKIreland Portugal Czech Republic ppsppsppspps Pre-tax risk adjusted discount rate 0.50.80.62.1 Long-term growth rate (0.6) (0.9) (0.6) (2.4) Projected adjusted EBITDA1 (0.8) (1.2) (0.9) (2.8) Projected capital expenditure2 3.2 4.3 3.9 12.0 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure , which excludes licences and spectrum, is expressed as of capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

Vodafone Group Plc Annual Report on Form 20-F 2018 121 Overview Strategic Report Governance Financials Other information Year ended 31 March 2016 During the year ended 31 March 2016 impairment charges of €569 million were recorded in respect of the Group’s investments in Romania. The impairment charge related solely to goodwill. The recoverable amount of Romania was €0.9 billion. The impairment charges were driven by lower projected cash flows within the business plans resulting in our reassessment of expected future business performance in the light of the current trading environment. The table below shows key assumptions used in the value in use calculations. Assumptions used in value in use calculation RomaniaGermanySpain %%% Pre-tax risk adjusted discount rate 9.7 8.2 9.7 Long-term growth rate 1.0 0.5 1.5 Projected adjusted EBITDA1 (0.3) 3.1 8.8 Projected capital expenditure2 11.5–18.8 14.5–15.6 11.2–19.7 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing. Sensitivity analysis Other than as disclosed below, management believed that no reasonably possible change in any of the above key assumptions would cause the carrying value of any cash-generating unit to materially exceed its recoverable amount. The estimated recoverable amounts of the Group’s operations in Romania, Germany and Spain were equal to, or not materially greater than, their carrying values; consequently, any adverse change in key assumptions would, in isolation, cause a further impairment loss to be recognised. The estimated recoverable amounts of the Group’s operations in Germany and Spain exceeded their carrying values by €2.0 billion and €1.0 billion respectively. Change required for carrying value to equal the recoverable amount Germany Spain pps pps Pre-tax risk adjusted discount rate 0.5 0.6 Long-term growth rate (0.5) (0.8) Projected adjusted EBITDA1 (0.9) (1.2) Projected capital expenditure2 4.4 4.8 The changes in the following table to assumptions used in the impairment review would have, in isolation, led to an (increase)/decrease to the aggregate impairment loss recognised in the year ended 31 March 2016. Romania Increase by 2ppsDecrease by 2pps €bn€bn Pre-tax adjusted discount rate (0.2) 0.3 Long-term growth rate 0.3 (0.2) Projected adjusted EBITDA1 0.2 (0.2) Projected capital expenditure2 (0.1) 0.1 Notes: 1 Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. 2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

122 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 5. Investment income and financing costs Investment income comprises interest received from short-term investments and other receivables as well as certain foreign exchange movements. Financing costs mainly arise from interest due on bonds and commercial paper issued, bank loans and the results of hedging transactions used to manage foreign exchange and interest rate movements 201820172016 €m€m€m Notes: 1 Primarily comprises foreign exchange rate differences reflected in the income statement in relation to certain sterling and US dollar balances. 2 Amounts for 2018 include net foreign exchange losses of €181 million (2017: €533 million; 2016: €299 million). 3 Amounts for 2018 include a decrease (2017: increase, 2016: increase) in provision for potential interest on tax issues. 4 Interest capitalised for the year ended 31 March 2018 was €nil (2017: €nil, 2016: €nil). Investment income: Available-for-sale investments: Dividends received – –1 Loans and receivables at amortised cost 339 426529 Fair value through the income statement (held for trading) 24 209 Other1 322 28– 685 474539 Financing costs: Items in hedge relationships: Other loans 74 170224 Interest rate and cross-currency interest rate swaps (128) (235) (127) Fair value hedging instrument 48 22(140) Fair value of hedged item (36) (16) 166 Other financial liabilities held at amortised cost: Bank loans and overdrafts 317 419284 Bonds and other loans2 885 1,243926 Interest (credit)/charge on settlement of tax issues3 (11) 4719 Fair value through the income statement (held for trading): Derivatives – forward starting swaps and futures (75) (244)121 Other1,4 – –573 1,074 1,4062,046 Net financing costs 389 9321,507

Vodafone Group Plc Annual Report on Form 20-F 2018 123 Overview Strategic Report Governance Financials Other information 6. Taxation This note explains how our Group tax charge arises. The deferred tax section of the note also provides information on our expected future tax charges and sets out the tax assets held across the Group together with our view on whether or not we expect to be able to make use of these in the future. Accounting policies Income tax expense represents the sum of the current and deferred taxes. Current tax payable or recoverable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because some items of income or expense are taxable or deductible in different years or may never be taxable or deductible. The Group’s liability for current tax is calculated using tax rates and laws that have been enacted or substantively enacted by the reporting period date. The Group recognises provisions for uncertain tax positions when the Group has a present obligation as a result of a past event and management judge that it is probable that there will be a future outflow of economic benefits from the Group to settle the obligation. Uncertain tax positions are assessed and measured on an issue by issue basis within the jurisdictions that we operate using management’s estimate of the most likely outcome. The Group recognises interest on late paid taxes as part of financing costs, and any penalties, if applicable, as part of the income tax expense. Deferred tax is the tax expected to be payable or recoverable in the future arising from temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. It is accounted for using the statement of financial position liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that temporary differences or taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred tax liabilities are not recognised to the extent they arise from the initial recognition of non-tax deductible goodwill. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint arrangements, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The carrying amount of deferred tax assets is reviewed at each reporting period date and adjusted to reflect changes in the Group’s assessment that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised, based on tax rates that have been enacted or substantively enacted by the reporting period date. Tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they either relate to income taxes levied by the same taxation authority on either the same taxable entity or on different taxable entities which intend to settle the current tax assets and liabilities on a net basis. Tax is charged or credited to the income statement, except when it relates to items charged or credited to other comprehensive income or directly to equity, in which case the tax is recognised in other comprehensive income or in equity. Income tax expense 201820172016 €m€m€m Notes: 1 The 2016 credit relates to a claim under international conventions for the avoidance of double taxation. 2 The income statement tax charge includes tax relief on capitalised interest. UK operating profits are more than offset by statutory allowances for capital investment in the UK network and systems plus ongoing interest costs including those arising from the €10.3 billion of spectrum payments to the UK Government in 2000 and 2013. United Kingdom corporation tax expense/(credit): Current year1 70 27(129) Adjustments in respect of prior years (5) (3)53 65 24(76) Overseas current tax expense/(credit): Current year 1,055 961812 Adjustments in respect of prior years (102) (35) 21 953 926833 Total current tax expense 1,018 950757 Deferred tax on origination and reversal of temporary differences: United Kingdom deferred tax 39 (16) (32) Overseas deferred tax (1,936) 3,8304,212 Total deferred tax (credit)/expense (1,897) 3,8144,180 Total income tax (credit)/expense2 (879) 4,7644,937

124 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 6. Taxation (continued) Tax on discontinued operations 201820172016 €m€m€m Note: 1 2018 includes a €925m credit (2017: €840m credit) relating to the impairment of Vodafone India. Tax charged/(credited) directly to other comprehensive income 201820172016 €m€m€m Tax charged/(credited) directly to equity 201820172016 €m€m€m Factors affecting the tax expense for the year The table below explains the differences between the expected tax expense, being the aggregate of the Group’s geographical split of profits multiplied by the relevant local tax rates and the Group’s total tax expense for each year. 201820172016 €m€m€m Note: 1 See note below below regarding deferred tax asset recognition in Luxembourg and Spain on pages 126 and 127. 2 2018 includes the impact of closing tax audits across the Group during the year, including in Germany and Romania. Continuing profit/(loss) before tax as shown in the consolidated income statement 3,878 2,792(190) Aggregated expected income tax expense 985 79585 Impairment losses with no tax effect – –168 Disposal of Group investments 55 (271) 83 Effect of taxation of associates and joint ventures, reported within profit before tax 90 23(18) (Recognition)/derecognition of deferred tax assets for losses in Luxembourg and Spain1 (1,583) 1,603 1,288 Deferred tax following revaluation of investments in Luxembourg1 (330) (329) 3,037 Previously unrecognised temporary differences we expect to use in the future – (15) – Previously unrecognised temporary differences utilised in the year (29) (11) (8) Current year temporary differences (including losses) that we currently do not expect to use 20 13950 Adjustments in respect of prior year tax liabilities2 (244) (107) (48) Revaluation of assets for tax purposes – (39) – Impact of tax credits and irrecoverable taxes 93 98(38) Deferred tax on overseas earnings 24 2617 Effect of current year changes in statutory tax rates on deferred tax balances (44) 2,755 95 Expenses not deductible (income not taxable) for tax purposes 84 97226 Income tax (credit)/expense (879) 4,7644,937 Current tax – –(8) Deferred tax 9 (9) 3 Total tax charged/(credited) directly to equity 9 (9)(5) Current tax 22 (16) (81) Deferred tax 70 44293 Total tax charged directly to other comprehensive income 92 28212 Tax credit on profit from ordinary activities of discontinued operations1 (617) (973)(514) Tax charge relating to the gain on discontinuance 15 95– Total tax credit on discontinued operations (602) (878)(514)

Vodafone Group Plc Annual Report on Form 20-F 2018 125 Overview Strategic Report Governance Financials Other information Deferred tax Analysis of movements in the net deferred tax balance during the year: €m Deferred tax assets and liabilities, before offset of balances within countries, are as follows: Amount Net credited/recognised (expensed)Gross Gross Less deferred tax in incomedeferreddeferred taxamounts(liability)/ statement tax assetliabilityunrecognised asset €m€m€m€m€m Deferred tax assets and liabilities are analysed in the statement of financial position, after offset of balances within countries, as follows: €m At 31 March 2017, deferred tax assets and liabilities, before offset of balances within countries, were as follows: AmountNet credited/recognised (expensed)Gross Gross Lessdeferred tax in incomedeferreddeferred taxamounts(liability)/ statement tax assetliabilityunrecognised asset €m€m€m€m€m Accelerated tax depreciation 160 1,368 (1,535) (55) (222) Intangible assets 353 127 (715) 16 (572) Tax losses (4,064) 30,590 – (7,138) 23,452 Deferred tax on overseas earnings (95) –(95) –(95) Other temporary differences (168) 1,347 (126) (19)1,202 31 March 2017 (3,814) 33,432 (2,471) (7,196) 23,765 At 31 March 2017 deferred tax assets and liabilities were analysed in the statement of financial position, after offset of balances within countries, as follows: €m Deferred tax asset 24,300 Deferred tax liability (535) 31 March 2017 23,765 Deferred tax asset 26,200 Deferred tax liability (644) 31 March 2018 25,556 Accelerated tax depreciation 1031,289 (1,342)(33) (86) Intangible assets 225193 (571) 16(362) Tax losses 1,66630,953 –(5,904)25,049 Deferred tax on overseas earnings (24) – (108) –(108) Other temporary differences (73) 1,218 (132) (23) 1,063 31 March 2018 1,89733,653 (2,153)(5,944)25,556 1 April 2017 23,765 Foreign exchange movements (25) Charged to the income statement (continuing operations) 1,897 Charged directly to OCI (70) Credited directly to equity (9) Reclassifications (4) Arising on acquisition and disposals 2 31 March 2018 25,556

126 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 6. Taxation (continued) Factors affecting the tax charge in future years The Group’s future tax charge, and effective tax rate, could be affected by several factors including; tax reform in countries around the world, including any arising from the OECD’s or European Commission’s work on the taxation of the digital economy and European Commission initiatives such as the anti tax avoidance directive, proposed tax and financial reporting directive or as a consequence of state aid investigations, future corporate acquisitions and disposals, any restructuring of our businesses and the resolution of open tax issues (see below). On 26 October 2017, the European Commission published a preliminary decision to open a formal investigation in relation to the “group financing exemption” (‘GFE’) in the UK’s controlled foreign company rules and whether the GFE constitutes unlawful State Aid. Their investigation remains ongoing. The Group has made claims under the GFE for practical reasons, however given that the Group’s Luxembourg financing activities are properly established and operate in accordance with EU and local law as well as the OECD’s transfer pricing guidelines, we do not anticipate any significant impact should a finding of unlawful State Aid be ultimately upheld. We do not anticipate any significant impact on our future tax charge, liabilities or assets, as a result of the triggering of Article 50(2) of the Treaty on European Union but cannot rule out the possibility that, for example, a failure to reach satisfactory arrangements for the UK’s future relationship with the European Union, could have an impact on such matters. We continue to monitor developments in this area. The Group is routinely subject to audit by tax authorities in the territories in which it operates and, specifically, in India these are usually resolved through the Indian legal system. The Group considers each issue on its merits and, where appropriate, holds provisions in respect of the potential tax liability that may arise. As at 31 March 2018, the Group holds provisions for such potential liabilities of €521 million (2017: €711 million). These provisions relate to multiple issues, across the jurisdictions in which the Group operates. The reduction relates to the closure of tax audits across the Group during the year, including in Germany and Romania. As the tax impact of a transaction can be uncertain until a conclusion is reached with the relevant tax authority or through a legal process, the amount ultimately paid may differ materially from the amount accrued and could therefore affect the Group’s overall profitability and cash flows in future periods. See note 29 “Contingent liabilities and legal proceedings” to the consolidated financial statements. At 31 March 2018, the gross amount and expiry dates of losses available for carry forward are as follows: Expiring Expiring withinbeyond 5 years6 yearsUnlimitedTotal €m€m€m€m At 31 March 2017, the gross amount and expiry dates of losses available for carry forward were as follows: Expiring Expiring withinbeyond 5 years6 yearsUnlimitedTotal €m€m€m€m Losses for which a deferred tax asset is recognised 2926597,335 97,692 Losses for which no deferred tax is recognised 3521,503 28,55630,411 6441,568125,891128,103 Deferred tax assets on losses in Luxembourg Included in the table above are losses of €81,740 million (2017: €82,634 million) that have arisen in Luxembourg companies, principally as a result of revaluations of those companies’ investments for local GAAP purposes. A deferred tax asset of €21,261 million (2017: €19,632 million) has been recognised in respect of these losses, as we conclude it is probable that the Luxembourg entities will continue to generate taxable profits in the future against which we can utilise these losses. The Luxembourg companies’ income is derived from the Group’s internal financing and procurement and roaming activities. The Group has reviewed the latest forecasts for the Luxembourg companies, including their ability to continue to generate income beyond the forecast period under the tax laws substantively enacted at the balance sheet date. The assessment also considered whether the structure of the Group would continue to allow the generation of taxable income. Based on this the Group conclude that it is probable that the Luxembourg companies will continue to generate taxable income in the future. Any future changes in tax law or the structure of the Group could have a significant effect on the use of losses, including the period over which the losses can be utilised. Based on the current forecasts the losses will be fully utilised over the next 55 to 60 years. A 5%-10% change in the forecast income in Luxembourg would change the period over which the losses will be fully utilised by three to five years. During the current year the Group recognised an additional €330 million (2017: €329 million) of our deferred tax assets as a result of the revaluation of investments based upon the local GAAP financial statements, and tax returns at 31 March 2018. The Group has recognised €1,603 million of deferred tax asset as a result of higher interest rates reducing the length of time over which these losses will be utilised. Revaluation of investments for local GAAP purposes, which are based on the Group’s value in use calculations, can give rise to impairments or the reversal of previous impairments. These can result in a significant change to our deferred tax assets and the period over which these assets can be utilised. In addition to the above, €2,587 million (2017; €993 million) of the Group’s Luxembourg losses expire and no deferred tax asset is recognised as they will expire before we can use these losses. The remaining losses do not expire. We also have €9,132 million (2017: €9,132 million) of Luxembourg losses in a former Cable & Wireless Worldwide Group company, for which no deferred tax asset has been recognised as it is uncertain whether these losses will be utilised. Losses for which a deferred tax asset is recognised 266– 103,452103,718 Losses for which no deferred tax is recognised 6213,074 21,994 25,689 8873,074 125,446129,407

Vodafone Group Plc Annual Report on Form 20-F 2018 127 Overview Strategic Report Governance Financials Other information Deferred tax assets on losses in Germany The Group has tax losses of €18,034 million (2017: €18,139 million) in Germany arising on the write down of investments in Germany in 2000. The losses are available to use against both German federal and trade tax liabilities and they do not expire. A deferred tax asset of €2,796 million (2017: €2,799 million) has been recognised in respect of these losses as we conclude it is probable that the German business will continue to generate taxable profits in the future against which we can utilise these losses. The Group has reviewed the latest forecasts for the German business which incorporate the unsystematic risks of operating in the telecommunications business (see pages 38 to 45). In the period beyond the 5 year forecast we have reviewed the profits inherent in the terminal period and based on these and our expectations for the German business we believe it is probable the German losses will be fully utilised. Based on the current forecasts the losses will be fully utilised over the next 10 to 12 years. A 5%-10% change in the forecast profits of the German business would not significantly alter the utilisation period. Deferred tax assets on losses in Spain The Group has tax losses of €3,521 million (2017: €3,646 million) in Spain and which are available to offset against the future profits of the Grupo Corporativo ONO business. The losses do not expire. A deferred tax asset of €880 million (2017: €914 million) has been recognised in respect of these losses as we conclude it is probable that the Spanish business will continue to generate taxable profits in the future against which we can utilise these losses. During the year, the Group also derecognised a deferred tax asset of €20 million related to losses in Spain which we do not expect to utilise in the future. The Group has reviewed the latest forecasts for the Spanish business which incorporate the unsystematic risks of operating in the telecommunications business (see pages 38 to 45). In the period beyond the five year forecast we have reviewed the profits inherent in the value in use calculations and based on these and our expectations for the Spanish business we believe it is probable the losses will be fully utilised. Based on the current forecasts the losses will be fully utilised over the next 22 to 25 years. A 5%-10% change in the forecast profits of the Spanish business would change the period over which the losses are utilised by one to two years. Other tax losses The Group has losses amounting to €7,544 million (2017: €7,880 million) in respect of UK subsidiaries which are only available for offset against future capital gains and since it is uncertain whether these losses will be utilised, no deferred tax asset has been recognised, in line with the prior year. The remaining losses relate to a number of other jurisdictions across the Group. There are also €12 million (2017: €108 million) of unrecognised other temporary differences. The Group holds a deferred tax liability of €108 million (2017: €95 million) in respect of deferred taxation that would arise if temporary differences on investments in subsidiaries, associates and interests in joint ventures were to be realised after the balance sheet date (see table on page 126). No deferred tax liability has been recognised in respect of a further €16,049 million (2017: €20,237 million) of unremitted earnings of subsidiaries, associates and joint ventures because the Group is in a position to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future. It is not practicable to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings.

128 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 7. Discontinued operations and assets and liabilities held for sale Following the agreement to combine our Indian operations with Idea Cellular into a jointly controlled company, in accordance with IFRS accounting standards, the results of Vodafone India are included in discontinued operations. The Group will continue to actively manage these operations until the transaction completes. Discontinued operations On 20 March 2017, Vodafone announced the agreement to combine its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers), with Idea Cellular, which is listed on the Indian Stock Exchanges, with the combined company to be jointly controlled by Vodafone and the Aditya Birla Group. Consequently, Vodafone India is now accounted for as a discontinued operation, the results of which are detailed below. Income statement and segment analysis of discontinued operations 201820172016 €m€m€m (Loss)/earnings per share from discontinued operations 201820172016 eurocentseurocentseurocents Total comprehensive (expense)/income for the financial year from discontinued operations 201820172016 €m€m€m For the year ended 31 March 2018, as a discontinued operation, Vodafone India has been valued at fair value less costs of disposal. Vodafone India’s fair value less costs of disposal is not observable in a quoted market. As the completion of the Vodafone India and Idea Cellular Limited merger is expected to complete in June 2018, the fair value of Vodafone India has been assessed to be primarily determined by reference to the Idea Cellular Limited quoted share price as at 31 March 2018 of INR 75.9 per share. This technique is considered to result in a “level 2” valuation2 under IFRS 13, as while the quoted price for Idea is observable, further adjustments, such as the assumption regarding the disposal of Vodafone India with a certain level of debt, are required to estimate fair value less costs of disposal. For the year ended 31 March 2018, the Group has recorded a non-cash charge of €3,170 million (€2,245 million net of tax), included in discontinued operations, as a result of the re-measurement of Vodafone India’s fair value less costs of disposal. Fair value at the equity level has been assessed to be INR 223 billion (2017: INR 370 billion), equivalent to €2.8 billion (2017: €5.3 billion) at the foreign exchange rates prevailing at those dates. Should the competitive environment in India become more intense, there could be a further significant deterioration in the operations of Vodafone India Limited and Idea Cellular Limited impacting the entities’ expected future cash flows. This may lead to a further impairment loss being recognised. The initial investment in the joint venture expected to be formed by the merger of Vodafone India Limited and Idea Cellular Limited in the financial year ending 31 March 2019 will also be measured in part by reference to the share price of Idea Cellular Limited at the date of completion. Accordingly the accounting gain or loss on the disposal of Vodafone India Limited to be recognised at that point, will in part be dependent on the share price of Idea Cellular Limited at that date. A change in the share price of Idea Cellular Limited from INR 75.9 per share as at 31 March 2018, to INR 85.9 per share or to INR 65.9 per share would give rise to a potential gain or loss of approximately €0.5 billion respectively. Based on Idea Cellular Limited’s share price of INR 51.75 per share as at 14 May 2018, the accounting loss on the disposal of Vodafone India would be approximately €1.2 billion based on the 31 March 2018 foreign exchange rate. Notes: 1 Includes the profit on disposal of Vodafone India’s standalone towers business to ATC Telecom during the year. See note 28 for further details. 2 Level 2 classification comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Attributable to owners of the parent (1,969) (4,107)5 – Basic (7.09)c (14.68)c 0.02c – Diluted (7.06)c (14.68)c 0.02c Revenue 4,648 5,8276,120 Cost of sales (2,995) (4,504) (4,799) Gross profit 1,653 1,3231,321 Selling and distribution expenses (237) (276) (264) Administrative expenses (533) (703) (634) Impairment losses (note 4) – (4,515)– Other income and expense1 416 –– Operating profit/(loss) 1,299 (4,171)423 Financing costs (715) (909)(932) Profit/(loss) before taxation 584 (5,080)(509) Income tax (expense)/credit (308) 973514 Profit/(loss) after tax of discontinued operations 276 (4,107)5 Pre-tax loss on the re-measurement of disposal group (3,170) –– Income tax credit 925 –– After tax loss on the re-measurement of disposal group (2,245) –– (Loss)/profit for the financial year from discontinued operations (1,969) (4,107)5

Vodafone Group Plc Annual Report on Form 20-F 2018 129 Overview Strategic Report Governance Financials Other information The Group will also realise as part of the disposal of Vodafone India Limited a loss comprising the cumulative foreign exchange losses arising from the retranslation of the consolidated net assets of Vodafone India Limited (which has a functional currency of Indian Rupee) to the Group’s presentation currency in the period from acquisition of the Group’s interest to the date of disposal. This foreign exchange is required to be recycled to the income statement from the translation reserve. Based on the 31 March 2018 exchange rate of €:INR: 80.48, a loss of approximately €1.9 billion would arise. The actual loss from the recycling of foreign exchange previously recognised in equity that would be recognised in the year ending 31 March 2019, will depend on the INR:€ exchange rate at the date of completion. A change in the exchange rate from €:INR 80.48 to €:INR 85.5 or to €:INR 75.5 would give rise to a foreign exchange loss of approximately €2.1 billion and €1.8 billion respectively. Assets and liabilities held for sale Assets and liabilities relating to our operations in India have been classed as held for sale on the consolidated statement of financial position at 31 March 2018 and 31 March 2017. The relevant assets and liabilities are detailed in the table below. Assets and liabilities held for sale1 20182017 €m€m Note: 1 Total net debt in India at 31 March 2018 was €7,714 million (2017: €8,674 million). This comprised cash of €727 million (2017: €467 million), licence payables classified as debt of €6,418 million (2017: €7,143 million) and €2,025 million (2017: €2,020 million) of other borrowings, together with €2 million (2017: €22 million) of derivative financial instruments reported within Trade and other receivables and Trade and other payables. €345 million (2017: €499 million) of the licence payables classified as debt have been paid in cash. The cash payment is reported in the consolidated statement of cash flows as cash flows from financing activities. Each of the eight legal entities within the Vodafone India Group provide cross guarantees to the lenders in respect of debt contracted by the other entities. Deferred tax assets on losses in India The Group recognises a deferred tax asset of €1,641 million (2017: €1,202 million) relating to its Indian business. This includes a deferred tax asset of €1,290 million (2017: €816 million) relating to losses, which do not expire. The deferred tax asset has been recognised as we conclude it is probable that we will generate taxable profits in the future, against which we can utilise these losses. The Group has reviewed the latest forecasts for the Indian business which incorporate the unsystematic risks of operating in the telecommunications business (see pages 38 to 45). In the period beyond the five year forecast, we have reviewed the profits inherent in the valuation of Indian business, and based on these and our expectations for the Indian business we believe it is probable the losses will be fully utilised. Based on the current forecasts the losses will be fully utilised over the next 11 to 13 years. We do not recognise a deferred tax asset of €399 million (2017: €352 million) in relation to losses where we currently believe that is not probable these losses will be utilised in the future. Non-current assets Goodwill – – Other intangible assets 5,937 9,214 Property, plant and equipment 2,823 3,462 Deferred tax assets 1,641 1,202 Trade and other receivables 526 694 10,927 14,572 Current assets Inventory – 1 Taxation recoverable 1,219 1,311 Trade and other receivables 936 831 Other investments 11 13 Cash and cash equivalents 727 467 2,893 2,623 Total assets held for sale 13,820 17,195 Non-current liabilities Long-term borrowings (6,687) (8,024) Post employment benefits (14) (15) Provisions (665) (784) Trade and other payables (32) (39) (7,398) (8,862) Current liabilities Short-term borrowings (1,756) (1,139) Provisions (18) (25) Trade and other payables (1,827) (1,768) (3,601) (2,932) Total liabilities held for sale (10,999) (11,794)

130 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 8. Earnings per share Basic earnings per share is the amount of profit generated for the financial year attributable to equity shareholders divided by the weighted average number of shares in issue during the year. 201820172016 MillionsMillionsMillions 201820172016 €m €m €m eurocents eurocents eurocents eurocents eurocents eurocents 9. Equity dividends Dividends are one type of shareholder return, historically paid to our shareholders in February and August. 201820172016 €m€m€m Declared during the financial year: Final dividend for the year ended 31 March 2017: 10.03 eurocents per share (2016: 7.77 pence per share, 2015: 7.62 pence per share) 2,670 2,4472,852 Interim dividend for the year ended 31 March 2018: 4.84 eurocents per share (2017: 4.74 eurocents per share, 2016: 3.68 pence per share) 1,291 1,262 1,381 3,961 3,7094,233 Proposed after the end of the year and not recognised as a liability: Final dividend for the year ended 31 March 2018: 10.23 eurocents per share (2017: 10.03 eurocents per share, 2016: 7.77 pence per share) 2,729 2,6702,447 Diluted earnings/(loss) per share from continuing operations 15.82c (7.83)c (20.27)c Diluted (loss)/earnings per share from discontinued operations (7.06)c (14.68)c 0.02c Diluted earnings/(loss) per share 8.76c (22.51)c (20.25)c Basic earnings/(loss) per share from continuing operations 15.87c (7.83)c (20.27)c Basic (loss)/earnings per share from discontinued operations (7.09)c (14.68)c 0.02c Basic earnings/(loss) per share 8.78c (22.51)c (20.25)c Earnings/(loss) for earnings per share from continuing operations 4,408 (2,190) (5,410) (Loss)/earnings for earnings per share from discontinued operations (1,969) (4,107) 5 Earnings/(loss) for basic and diluted earnings per share 2,439 (6,297)(5,405) Weighted average number of shares for basic earnings per share 27,770 27,971 26,692 Effect of dilutive potential shares: restricted shares and share options 87 –– Weighted average number of shares for diluted earnings per share 27,857 27,97126,692

Vodafone Group Plc Annual Report on Form 20-F 2018 131 Overview Strategic Report Governance Financials Other information position contains significant intangible assets, mainly in relation to goodwill and oodwill, which arises when we acquire a business and pay a higher amount than the fair arily due to the synergies we expect to create, is not amortised but is subject to annual ces and spectrum are amortised over the life of the licence. For further details see ments” in note 1 “Basis of preparation” to the consolidated financial statements. ecognised when the Group controls the asset, it is probable that future economic benefits attributed to the asset t of the asset can be reliably measured. Identifiable intangible assets are recognised at fair value when the Group n. The determination of the fair values of the separately identified intangibles, is based, to a considerable extent, n of an entity represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the ontingent liabilities of the entity recognised at the date of acquisition. an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is not ted for impairment annually or whenever there is evidence that it may be required. Goodwill is denominated in the d revalued to the closing exchange rate at each reporting period date. quisition is recognised directly in the income statement. ntly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss ent on disposal. re stated at acquisition or development cost, less accumulated amortisation. The amortisation period and method ges in the expected useful life or the expected pattern of consumption of future economic benefits embodied hanging the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. nd spectrum fees are determined primarily by reference to the unexpired licence period, the conditions for licence dependent on specific technologies. Amortisation is charged to the income statement on a straight-line basis over e commencement of related network services. tware purchased from third parties as well as the cost of internally developed software. Computer software is of the costs incurred to acquire and bring into use the specific software. Costs that are directly associated with unique software products controlled by the Group, and are probable of producing future economic benefits, s. Direct costs of software development include employee costs and directly attributable overheads. dware equipment is classified as property, plant and equipment. software programs are recognised as an expense when they are incurred. ecognised only if all of the following conditions are met: eparately identified; ted will generate future economic benefits; and set can be measured reliably ome statement on a straight-line basis over the estimated useful life from the date the software is available for use. brands and customer bases, are recorded at fair value at the date of acquisition. Amortisation is charged to the ated useful lives of intangible assets from the date they are available for use, on a straight-line basis, with the ps which are amortised on a sum of digits basis. The amortisation basis adopted for each class of intangible asset of the economic benefit from that asset. lived intangible assets are as follows: 3–25 years 3–5 years 1–10 years 2–15 years 1 0. Intangible asset s The statement of financial licences and spectrum. G value of its net assets prim impairment reviews. Licen “Critical accounting judge Accounting policies Identifiable intangible assets are r will flow to the Group and the cos completes a business combinatio on management’s judgement. Goodwill Goodwill arising on the acquisitio identifiable assets, liabilities and c Goodwill is initially recognised as subject to amortisation but is tes currency of the acquired entity an Negative goodwill arising on an ac On disposal of a subsidiary or a joi recognised in the income statem Finite lived intangible assets Intangible assets with finite lives a is reviewed at least annually. Chan in the asset are accounted for by c Licence and spectrum fees Amortisation periods for licence a renewal and whether licences are the estimated useful lives from th Computer software Computer software comprises sof licences are capitalised on the bas the production of identifiable and are recognised as intangible asset Software integral to an item of har Costs associated with maintaining Internally developed software is r – an asset is created that can be s – it is probable that the asset crea – the development cost of the as Amortisation is charged to the inc Other intangible assets Other intangible assets, including income statement, over the estim exception of customer relationshi reflects the Group’s consumption Estimated useful lives The estimated useful lives of finite – Licence and spectrum fees – Computer software – Brands – Customer bases

132 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 10. Intangible assets (continued) Licences andComputer GoodwillspectrumsoftwareOtherTotal €m€m€m€m€m Cost: 31 March 201693,99040,97315,7297,446 158,138 Transfer of assets held for sale (3,680)(9,472)(201) (152) (13,505) 90,31031,50115,5287,294144,633 Exchange movements (90)(1,023)(174) 158(1,129) Arising on acquisition 11011527 Additions –3592,193 32,555 Disposals1 –(72) (499) (30) (601) Other – –(97) – (97) 31 March 201790,22130,77516,9627,430145,388 Accumulated impairment losses and amortisation: 31 March 201665,75217,12810,9275,76799,574 Transfer of assets held for sale (2,086)(1,334)(160) (152) (3,732) 63,66615,79410,7675,61595,842 Exchange movements (253) (548) (152)133(820) Amortisation charge for the year –1,780 2,106 9354,821 Disposals1 –(72) (486) (30) (588) Other – –(87) –(87) 31 March 201763,41316,95412,1486,65399,168 Net book value: 31 March 201726,80813,8214,81477746,220 Note: 1 Disposals of licences and spectrum comprise the removal of fully amortised assets that have expired. For licences and spectrum and other intangible assets, amortisation is included within the cost of sales line within the consolidated income statement. The net book value and expiry dates of the most significant licences are as follows: 20182017 Expiry date€m€m The remaining amortisation period for each of the licences in the table above corresponds to the expiry date of the respective licence. A summary of the Group’s most significant spectrum licences can be found on pages 204 and 205. Germany 2020/2021/2025/2033 4,053 4,726 Italy 2018/2021/2029 1,896 1,442 UK 2023/2033/2038 2,316 2,818 Qatar2028/2029 – 1,164 31 March 2018 26,73411,4204,87223143,257 Exchange movements (234) (398) (183) (65) (880) Disposal of subsidiaries – (779) (173) –(952) Amortisation charge for the year – 1,758 2,105 5364,399 Disposals – (158) (1,357) (6) (1,521) Other – –1 (4) (3) 31 March 2018 63,179 17,37712,541 7,114100,211 Exchange movements (313) (855) (233) (72)(1,473) Arising on acquisition 5 –– –5 Disposal of subsidiaries – (1,712)(222) –(1,934) Additions – 7472,261 33,011 Disposals – (158) (1,381) (6) (1,545) Other – –26 (10) 16 31 March 2018 89,913 28,79717,413 7,345143,468

Vodafone Group Plc Annual Report on Form 20-F 2018 133 Overview Strategic Report Governance Financials Other information 11. Property, plant and equipment The Group makes significant investments in network equipment and infrastructure – the base stations and technology required to operate our networks – that form the majority of our tangible assets. All assets are depreciated over their useful economic lives. For further details on the estimation of useful economic lives, see “Critical accounting judgements” in note 1 “Basis of preparation” to the consolidated financial statements. Accounting policies Land and buildings held for use are stated in the statement of financial position at their cost, less any subsequent accumulated depreciation and any accumulated impairment losses. Amounts for equipment, fixtures and fittings, which includes network infrastructure assets and which together comprise an all but insignificant amount of the Group’s property, plant and equipment, are stated at cost less accumulated depreciation and any accumulated impairment losses. Assets in the course of construction are carried at cost, less any recognised impairment losses. Depreciation of these assets commences when the assets are ready for their intended use. The cost of property, plant and equipment includes directly attributable incremental costs incurred in their acquisition and installation. Depreciation is charged so as to write off the cost of assets, other than land, using the straight-line method, over their estimated useful lives, as follows: Land and buildings – Freehold buildings 25–50 years – Leasehold premises the term of the lease Equipment, fixtures and fittings – Network infrastructure and other1–35 years Depreciation is not provided on freehold land. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease. The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between any sale proceeds and the carrying amount of the asset and is recognised in the income statement.

134 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 11. Property, plant and equipment (continued) Equipment, Land andfixtures buildingsand fittingsTotal €m€m€m Cost: 31 March 20162,39374,48676,879 Reclassification as held for sale(103) (7,445)(7,548) 2,29067,04169,331 Accumulated depreciation and impairment: 31 March 20161,14140,22341,364 Reclassification as held for sale(36) (3,812)(3,848) 1,10536,41137,516 Exchange movements (15)(1,087)(1,102) Charge for the year 139 6,126 6,265 Disposals(89) (2,454)(2,543) Other 1129130 31 March 20171,14139,12540,266 Net book value: 31 March 20171,12529,07930,204 The net book value of land and buildings and equipment, fixtures and fittings includes €3 million and €681 million respectively (2017: €3 million and €608 million) in relation to assets held under finance leases. Included in the net book value of land and buildings and equipment, fixtures and fittings are assets in the course of construction, which are not depreciated, with a cost of €15 million and €1,224 million respectively (2017: €10 million and €1,234 million). 31 March 2018 1,06027,26528,325 Exchange movements (17) (816) (833) Charge for the year 123 5,8876,010 Disposals (83) (2,675)(2,758) Disposal of subsidiaries – (287) (287) Other 1 3334 31 March 2018 1,165 41,26742,432 Exchange movements (38) (1,415)(1,453) Additions 88 4,9695,057 Disposals (94) (2,720) (2,814) Disposal of subsidiaries – (552) (552) Other 3 4649 31 March 2018 2,225 68,53270,757 Exchange movements (42) (1,779)(1,821) Arising on acquisition – 77 Additions 104 5,1845,288 Disposals (94) (2,522)(2,616) Other 8 273281 31 March 2017 2,266 68,20470,470

Vodafone Group Plc Annual Report on Form 20-F 2018 135 Overview Strategic Report Governance Financials Other information ve significant influence, as well as in a number ralia, where we share control with one or more nts” in note 1 “Basis of preparation” to the rties undertake an economic activity that is subject to joint turns require the unanimous consent of the parties sharing ormation of a joint arrangement are recognised in respect have the rights to the assets, and obligations for the liabilities, is the case. The Group’s share of assets, liabilities, revenue, atements on a line-by-line basis. entity is accounted for in accordance with the Group’s accounting ve the rights to the net assets of the arrangement. e of the net fair value of the identifiable assets, liabilities and ncluded within the carrying amount of the investment. idated financial statements using the equity method n the consolidated statement of financial position at cost e joint venture, less any impairment in the value of the investment. come statement. Losses of a joint venture in excess of the p has incurred legal or constructive obligations or made neither a subsidiary nor an interest in a joint arrangement. y decisions of the investee but where the Group does not have e of the net fair value of the identifiable assets, liabilities included within the carrying amount of the investment. ted financial statements using the equity method of accounting. d statement of financial position at cost as adjusted for post-impairment in the value of the investment. The Group’s share osses of an associate in excess of the Group’s interest l or constructive obligations or made payments on behalf ary shares and is indirectly held, and principally operates in the he participating shareholders and are primarily designed for all Country of incorporation orPercentage1 Principal activityregistrationshareholdings Network infrastructureUK50.0 one percent. 1 2. Investments in associates and joint arrangement s The Group holds interests in an associate in Kenya, where we ha of joint arrangements in the UK, the Netherlands, India and Aust third parties. For further details see “Critical accounting judgeme consolidated financial statements. Accounting policies Interests in joint arrangements A joint arrangement is a contractual arrangement whereby the Group and other pa control; that is, when the relevant activities that significantly affect the investee’s re control. Joint arrangements are either joint operations or joint ventures. Gains or losses resulting from the contribution or sale of a subsidiary as part of the f of the Group’s entire equity holding in the subsidiary. Joint operations A joint operation is a joint arrangement whereby the parties that have joint control relating to the arrangement or that other facts and circumstances indicate that this expenses and cash flows are combined with the equivalent items in the financial st Any goodwill arising on the acquisition of the Group’s interest in a jointly controlled policy for goodwill arising on the acquisition of a subsidiary. Joint ventures A joint venture is a joint arrangement whereby the parties that have joint control ha At the date of acquisition, any excess of the cost of acquisition over the Group’s shar contingent liabilities of the joint venture is recognised as goodwill. The goodwill is i The results and assets and liabilities of joint ventures are incorporated in the consol of accounting. Under the equity method, investments in joint ventures are carried i as adjusted for post-acquisition changes in the Group’s share of the net assets of th The Group’s share of post-tax profits or losses are recognised in the consolidated in Group’s interest in that joint venture are recognised only to the extent that the Grou payments on behalf of the joint venture. Associates An associate is an entity over which the Group has significant influence and that is Significant influence is the power to participate in the financial and operating polic control or joint control over those policies. At the date of acquisition, any excess of the cost of acquisition over the Group’s shar and contingent liabilities of the associate is recognised as goodwill. The goodwill is The results and assets and liabilities of associates are incorporated in the consolida Under the equity method, investments in associates are carried in the consolidate acquisition changes in the Group’s share of the net assets of the associate, less any of post-tax profits or losses are recognised in the consolidated income statement. L in that associate are recognised only to the extent that the Group has incurred lega of the associate. Joint operations The Company’s principal joint operation has share capital consisting solely of ordin UK. The financial and operating activities of the operation are jointly controlled by t but an insignificant amount of the output to be consumed by the shareholders. Name of joint operation Cornerstone Telecommunications Infrastructure Limited Note: 1 Effective ownership percentages of Vodafone Group Plc at 31 March 2018 rounded to the nearest tenth of

136 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 12. Investments in associates and joint arrangements (continued) Joint ventures and associates 20182017 €m€m Joint ventures The financial and operating activities of the Group’s joint ventures are jointly controlled by the participating shareholders. The participating shareholders have rights to the net assets of the joint ventures through their equity shareholdings. Unless otherwise stated, the Company’s principal joint ventures all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all joint ventures is also their principal place of operation. Country of incorporation orPercentage1 Name of joint venture Principal activity registration shareholdings VodafoneZiggo Group Holding B.V.3Network operator Netherlands 50.0 Indus Towers Limited2 Network infrastructure India42.0 Vodafone Hutchison Australia Pty Limited3 Network operator Australia50.0 Notes: 1 Effective ownership percentages of Vodafone Group Plc at 31 March 2018 rounded to the nearest tenth of one percent. 2 42% of Indus Towers Limited is held by Vodafone India Limited (‘VIL’). 3 Vodafone Hutchison Australia Pty Limited and VodafoneZiggo Group Holding B.V. have a year end of 31 December. The following table provides aggregated financial information for the Group’s joint ventures as it relates to the amounts recognised in the income statement, statement of comprehensive income and statement of financial position. (Loss)/profit fromOther comprehensiveTotal comprehensive Investment in joint ventures continuing operationsincome(expense)/income 20182017 201620182017 2016201820172016201820172016 €m€m€m€m€m€m€m€m€m€m€m€m The summarised financial information for each of the Group’s material equity accounted joint ventures on a 100% ownership basis is set out below. VodafoneZiggo GroupVodafone Hutchison Holding B.V.Indus Towers LimitedAustralia Pty Limited 201820172016201820172016201820172016 €m€m€m€m€m€m€m€m€m The Group received a dividend from Indus Towers Limited of €138 million in the year to 31 March 2018 (2017: €126 million; 2016: €nil) and a dividend of €220 million from VodafoneZiggo Group Holding B.V. (2017: €76 million; 2016: €nil). Income statement and statement of comprehensive income Revenue 3,972 1,014– 2,477 2,379 2,277 2,518 2,287 2,354 Depreciation and amortisation (2,232) (764) – (303) (407) (489) (483) (473) (517) Interest income 6 23– 16 2210 3 32 Interest expense (543) (117) – (74) (91)(86) (230) (240)(268) Income tax income/(expense) 287 105– (316) (267) (186) 1 –– (Loss)/profit from continuing operations (795) (320) – 322 234240 64 (117) (306) Other comprehensive income/(expense) 3 3– – –– – –(2) Total comprehensive (expense)/income (792) (317) – 322 234240 64 (117) (308) Statement of financial position Non-current assets 18,721 20,303 1,598 1,995 3,241 2,317 Current assets 773 721 520 326 194 892 Non-current liabilities (13,303) (14,015) (476) (545) (4,478) (1,460) Current liabilities (1,953) (1,538) (814) (825) (1,125) (4,301) Equity shareholders’ funds (4,238) (5,471) (828) (951) 2,168 2,552 Cash and cash equivalents within current assets 355 273 15 29 104 68 Non-current liabilities excluding trade and other payables and provisions (12,510) (13,668) (136) (188) (4,453) (1,435) Current liabilities excluding trade and other payables and provisions (1) – (396) (375) (464) (3,563) VodafoneZiggo Group Holding B.V. 2,119 2,736 – (398) (160) – 1 2– (397) (158) – Indus Towers Limited 893 1,032 982 135 98101 – –– 135 98101 Vodafone Hutchison Australia Pty Limited (979) (1,156) (1,032) 32 (59) (153) – –(1) 32 (59) (154) Other 64 7779 (15) (14) (39) – –– (15) (14) (39) Total 2,097 2,68929 (246) (135)(91) 1 2(1) (245) (133)(92) Investment in joint ventures 2,097 2,689 Investment in associates 441 449 31 March 2,538 3,138

Vodafone Group Plc Annual Report on Form 20-F 2018 137 Overview Strategic Report Governance Financials Other information Reconciliation of summarised financial information The reconciliation of summarised financial information presented to the carrying amount of our interest in joint ventures is set out below: VodafoneZiggo Group Holding B.V. Indus Towers LimitedVodafone Hutchison Australia Pty Limited 2018 20172018 20172018 2017 €m €m€m €m€m €m Associates Unless otherwise stated, the Company’s principal associates all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all associates is also their principal place of operation. Country of incorporation orPercentage1 Name of associatePrincipal activity registration shareholdings Safaricom Limited2,3 Network operator Kenya40.0 Notes: 1 Effective ownership percentages of Vodafone Group Plc at 31 March 2018 rounded to the nearest tenth of one percent. 2 The Group also holds two non-voting shares. 3 At 31 March 2018 the fair value of Safaricom Limited was KES 496 billion (€3,996 million) based on the closing quoted share price on the Nairobi Stock Exchange. The following table provides aggregated financial information for the Group’s associates as it relates to the amounts recognised in the income statement, statement of comprehensive income and consolidated statement of financial position. Profit fromOther comprehensiveTotal comprehensive Investment in associates continuing operationsexpenseincome 201820172016201820172016201820172016201820172016 €m€m€m€m€m€m€m€m€m€m€m€m Vodacom and Safaricom On 15 May 2017, the Group announced that its wholly-owned subsidiary, Vodafone International Holdings B.V. (‘VIHBV’), had agreed to transfer part of its indirect shareholding in Safaricom Limited (‘Safaricom’) to Vodacom Group Limited (‘Vodacom’), its sub-Saharan African subsidiary. On 18 July 2017, Vodacom shareholders voted in favour of the transaction. The transaction completed on 7 August 2017, with the Group being issued with 233.5 million new shares in Vodacom, increasing Vodafone Group’s shareholding in Vodacom from 65.0% to 69.7%. Vodafone retains an indirect stake of 5% in Safaricom. On 5 September 2017, the Group announced that VIHBV intended to sell approximately 90 million ordinary shares in Vodacom (the ‘Placing Shares’) to institutional investors by way of an accelerated bookbuild process (the ‘Placing’). The Placing Shares represented 5.2% of Vodacom’s ordinary share capital. The objective of the Placing was to ensure that Vodacom meets the free float requirement and to restore Vodafone’s shareholding in Vodacom to a percentage that is broadly similar to that which it held prior to implementation of the Safaricom Transaction. It was further announced on 6 September 2017 that VIHBV had sold an aggregate of 90 million ordinary shares in Vodacom raising gross proceeds of approximately €955 million. Following the completion of the Placing, Vodafone Group indirectly owns 64.5% of Vodacom’s ordinary share capital. Vodafone remains committed to Vodacom and intends to retain a controlling majority shareholding in Vodacom for the long-term. Total 441 449450 187 182151 – –– 187 182151 Equity shareholders’ funds 4,238 5,471 828 951 (2,168) (2,552) Interest in joint ventures (50%/42%/50%) 2,119 2,736 348 399 (1,084) (1,276) Goodwill – – 545 633 105 120 Carrying value 2,119 2,736 893 1,032 (979) (1,156)

138 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 13. Other investments The Group holds a number of other listed and unlisted investments, mainly comprising managed funds, loan notes, deposits and government bonds. Accounting policies Other investments are recognised and derecognised on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, including transaction costs. Other investments classified as held for trading and available-for-sale are stated at fair value. Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in net profit or loss for the period. For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in other comprehensive income, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in other comprehensive income, determined using the weighted average cost method, is included in the net profit or loss for the period. Other investments classified as loans and receivables are stated at amortised cost using the effective interest method, less any impairment. 20182017 €m€m The listed and unlisted equity securities are classified as available-for-sale. Other debt and bonds which are not quoted in an active market, are classified as loans and receivables. Other debt and bonds includes loan notes of US$2.5 billion (€2.0 billion), (2017: US$2.5 billion (€2.3 billion)) issued by Verizon Communications Inc. as part of the Group’s disposal of its interest in Verizon Wireless all of which is recorded within non-current assets and €0.9 billion (2017:€1.0 billion) issued by VodafoneZiggo Holding B.V. The carrying amount of these loan notes approximates fair value. Current other investments comprise the following: 20182017 €m€m Public debt and bonds are classified as held for trading and stated at fair value. Cash held in restricted deposits is classified as loans and receivables and includes amounts held in qualifying assets by Group insurance companies to meet regulatory requirements. Other debt and bonds includes €3,087 million (2017: €2,039 million) of assets held for trading in managed investment funds with liquidity of up to 90 days; €830 million (2017: €506 million) of assets held at amortised cost on an effective interest method paid as collateral on derivative financial instruments and €976 million (2017: €182 million) short-term investments, also classified as loans and receivables at amortised cost , where the underlying assets are supply chain and handset receivables. Current public debt and bonds include highly liquid German and UK government bonds held for trading of €1,974 million (2017: €1,638 million) of which UK gilts of €1,112 million (2017: €1,172 million) is paid as collateral primarily on derivative financial instruments. For public debt and bonds, other debt and bonds and cash held in restricted deposits, the carrying amount approximates fair value. Notes: 1 For items measured at fair value, the valuation basis is level 1 classification, which comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets for identical assets or liabilities. 2 For items measured at fair value, the valuation basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Included within current assets: Debt securities: Public debt and bonds1 2,517 2,284 Other debt and bonds2 4,896 2,727 Cash and other investments held in restricted deposits 1,382 1,109 8,795 6,120 Included within non-current assets: Equity securities: Listed1 3 3 Unlisted2 44 82 Debt securities: Other debt and bonds2 3,157 3,374 3,204 3,459

Vodafone Group Plc Annual Report on Form 20-F 2018 139 Overview Strategic Report Governance Financials Other information 14. Trade and other receivables Trade and other receivables mainly consist of amounts owed to us by customers and amounts that we pay to our suppliers in advance. Trade receivables are shown net of an allowance for bad or doubtful debts. Derivative financial instruments with a positive market value are reported within this note. Accounting policies Trade receivables that are recovered in instalments from customers over an extended period are discounted at market rates and interest is accreted over the expected repayment period. Other trade receivables do not carry any interest and are stated at their nominal value. The carrying value of all trade receivables is reduced by appropriate allowances for estimated irrecoverable amounts. Estimated irrecoverable amounts are based on the ageing of the receivable balances and historical experience. Individual trade receivables are written off when management deems them not to be collectible. 20182017 €m€m The Group’s trade receivables are stated after allowances for bad and doubtful debts based on management’s assessment of creditworthiness, an analysis of which is as follows: 20182017 €m€m The carrying amounts of trade and other receivables approximate their fair value and are predominantly non-interest bearing. The fair values1 of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest rates and foreign currency rates prevailing at 31 March. 20182017 €m€m Note 1 The valuation basis is level 2. This classification comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Included within derivative financial instruments: Fair value through the income statement (held for trading): Interest rate swaps 1,610 2,248 Cross-currency interest rate swaps 445 126 Options 25 12 Foreign exchange contracts 44 103 2,124 2,489 Designated hedge relationships: Interest rate swaps 191 212 Cross-currency interest rate swaps 314 1,581 2,629 4,282 1 April 1,418 1,385 Reclassification as held for sale – (66) Exchange movements (78) (94) Amounts charged to administrative expenses 528 589 Other (619) (396) 31 March 1,249 1,418 Included within non-current assets: Trade receivables 435 362 Amounts owed by associates and joint ventures 1 27 Other receivables 194 130 Prepayments 597 378 Accrued income 350 – Derivative financial instruments 2,449 3,672 4,026 4,569 Included within current assets: Trade receivables 4,967 4,973 Amounts owed by associates and joint ventures 524 325 Other receivables 895 918 Prepayments 1,152 1,197 Accrued income 2,257 1,838 Derivative financial instruments 180 610 9,975 9,861

140 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 15. Trade and other payables Trade and other payables mainly consist of amounts we owe to our suppliers that have been invoiced or are accrued. They also include taxes and social security amounts due in relation to our role as an employer. Derivative financial instruments with a negative market value are reported within this note. Accounting policies Trade payables are not interest-bearing and are stated at their nominal value. 20182017 €m€m The carrying amounts of trade and other payables approximate their fair value. The fair values1 of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest and foreign currency rates prevailing at 31 March. 20182017 €m€m Note: 1 The valuation basis is level 2 classification comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Other payables included within non-current liabilities include €271 million (2017: €nil) in respect of the re-insurance of a third-party annuity policy related to the Vodafone and CWW Sections of the Vodafone UK Group Pension Scheme. Included within derivative financial instruments: Fair value through the income statement (held for trading): Interest rate swaps 412 553 Cross-currency interest rate swaps 812 944 Options 76 63 Foreign exchange contracts 51 76 1,351 1,636 Designated hedge relationships Interest rate swaps 103 61 Cross-currency interest rate swaps 929 380 2,383 2,077 Included within non-current liabilities: Other payables 314 30 Accruals 159 154 Deferred income 237 204 Derivative financial instruments 2,133 1,349 2,843 1,737 Included within current liabilities: Trade payables 6,185 6,212 Amounts owed to associates and joint ventures 27 14 Other taxes and social security payable 1,177 1,261 Other payables 1,346 1,220 Accruals 5,579 5,683 Deferred income 1,678 1,716 Derivative financial instruments 250 728 16,242 16,834

Vodafone Group Plc Annual Report on Form 20-F 2018 141 Overview Strategic Report Governance Financials Other information ility recorded in the statement of financial position, where there is uncertainty over the timing l be paid, and is therefore often estimated. The main provisions we hold are in relation to asset ons, which include the cost of returning network infrastructure sites to their original condition ase, and claims for legal and regulatory matters. For further details see “Critical accounting te 1 “Basis of preparation” to the consolidated financial statements. d when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will t obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at the Directors’ enditure required to settle the obligation at the reporting date and are discounted to present value where the effect ming of settlement is uncertain amounts are classified as non-current where settlement is expected more than 12 months ions up’s activities, a number of sites and other assets are utilised which are expected to have costs associated with associated cash outflows are substantially expected to occur at the dates of exit of the assets to which they relate, nature. a number of legal and other disputes, including notifications of possible claims. The Directors of the Company, after taking lished provisions after taking into account the facts of each case. in legal issues potentially affecting the Group see note 29 “Contingent liabilities and legal proceedings” to the consolidated ses various provisions including those for restructuring costs and property. The associated cash outflows for restructuring han one year. The timing of the cash flows associated with property is dependent upon the remaining term of the Asset retirementLegal and obligationsregulatoryOtherTotal €m€m€m€m 5711,2157912,577 d for sale(10) (642) – (652) (17) (32) (1)(50) he year 157 – – 157 e income statement – 148 643 791 yments (51) (40) (376) (467) e income statement (44) (56) (117) (217) –41(1)40 6066349392,179 (14) (3)–(17) (13) (21) (4)(38) he year 59 ––59 e income statement – 140325465 yments (33) (57) (324) (414) e income statement (22) (171) (85) (278) 583 5228511,956 1 6. Provision s A provision is a liab or amount that wil retirement obligati at the end of the le judgements” in no Accounting policies Provisions are recognise be required to settle tha best estimate of the exp is material. Where the ti from the reporting date. Asset retirement obligat In the course of the Gro decommissioning. The which are long term in Legal and regulatory The Group is involved in legal advice, have estab For a discussion of certa financial statements. Other provisions Other provisions compri costs are primarily less t associated lease. 31 March 2016 Transfer of liabilities hel Exchange movements Amounts capitalised in t Amounts charged to th Utilised in the year - pa Amounts released to th Other 31 March 2017 Disposal of subsidiaries Exchange movements Amounts capitalised in t Amounts charged to th Utilised in the year - pa Amounts released to th 31 March 2018

142 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 16. Provisions (continued) Provisions have been analysed between current and non-current as follows: 31 March 2018 Asset retirementLegal and obligationsregulatoryOtherTotal €m€m€m€m 31 March 2017 Asset retirementLegal and obligationsregulatoryOtherTotal €m€m€m€m Current liabilities 103007391,049 Non-current liabilities 5963342001,130 6066349392,179 17. Called up share capital Called up share capital is the number of shares in issue at their par value. A number of shares were allotted during the year in relation to employee share schemes. Accounting policies Equity instruments issued by the Group are recorded at the amount of the proceeds received, net of direct issuance costs. 2018 2017 Number€mNumber€m Notes: 1 At 31 March 2018 the Group held 2,139,038,029 (2017: 2,192,064,339) treasury shares with a nominal value of €356 million (2017: €365 million). The market value of shares held was €4,738 million (2017: €5,348 million). During the year, 53,026,317 (2017: 62,761,357) treasury shares were reissued under Group share schemes. On 25 August 2017, 729,077,001 treasury shares were issued in settlement of a maturing subordinated mandatory convertible bond issued on 19 February 2016. For further details see note 21 “Liquidity and capital resources”. 2 Represents US share awards and option scheme awards. Ordinary shares of 2020/ 21 US cents each allotted, issued and fully paid:1 1 April 28,814,142,8484,796 28,813,396,0084,796 Allotted during the year2 660,460– 746,840– 31 March 28,814,803,3084,796 28,814,142,8484,796 Current liabilities 17280 594891 Non-current liabilities 566242 2571,065 583522 8511,956

Vodafone Group Plc Annual Report on Form 20-F 2018 143 Overview Strategic Report Governance Financials Other information 18. Reconciliation of net cash flow from operating activities The table below shows how our profit for the year from continuing operations translates into cash flows generated from our operating activities. 201820172016 Notes€m€m€m 19. Cash and cash equivalents The majority of the Group’s cash is held in bank deposits or money market funds which have a maturity of three months or less to enable us to meet our short-term liquidity requirements. Accounting policies Cash and cash equivalents comprise cash in hand and call deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. 20182017 €m€m Cash and cash equivalents are held by the Group on a short-term basis with all having an original maturity of three months or less. The carrying amount approximates their fair value. Cash and cash equivalents of €1,449 million (2017: €1,132 million) are held in countries with restrictions on remittances but where the balances could be used to repay subsidiaries’ third party liabilities. Cash at bank and in hand 2,197 1,856 Money market funds and bank deposits 2,477 6,979 Cash and cash equivalents as presented in the statement of financial position 4,674 8,835 Bank overdrafts (7) – Cash and cash equivalents of discontinued operations 727 467 Cash and cash equivalents as presented in the statement of cash flows 5,394 9,302 Profit/(loss) for the financial year 2,788 (6,079)(5,122) Loss/(profit) from discontinued operations7 1,969 4,107 (5) Profit/(loss) for the financial year from continuing operations 4,757 (1,972)(5,127) Non-operating expense 32 13 Investment income (685) (474) (539) Financing costs 1,074 1,406 2,046 Income tax (credit )/expense6 (879) 4,7644,937 Operating profit 4,299 3,7251,320 Adjustments for: Share-based payments 128 95154 Depreciation and amortisation 10, 11 10,409 11,08611,697 Loss on disposal of property, plant and equipment and intangible assets3 36 2227 Share of result of equity accounted associates and joint ventures 12 59 (47) (60) Impairment losses 4 – –569 Other (income)/expense (213) (1,052)286 (Increase)/decrease in inventory (26) 117(144) (Increase)/decrease in trade and other receivables14 (1,118) 308(684) Increase/(decrease) in trade and other payables15 286 (473) 332 Cash generated by operations 13,860 13,78113,497 Net tax paid (1,118) (761) (807) Cash flows from discontinued operations 858 1,203 1,646 Net cash flow from operating activities 13,600 14,22314,336

144 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 20. Borrowings The Group’s sources of borrowing for funding and liquidity purposes come from a range of committed bank facilities and through short-term and long-term issuances in the capital markets including bond and commercial paper issues and bank loans. We manage the basis on which we incur interest on debt between fixed interest rates and floating interest rates depending on market conditions using interest rate derivatives. The Group enters into foreign exchange contracts to mitigate the impact of exchange rate movements on certain monetary items. Accounting policies Capital market and bank borrowings Interest-bearing loans and overdrafts are initially measured at fair value (which is equal to cost at inception), and are subsequently measured at amortised cost, using the effective interest rate method. Where they are identified as a hedged item in a designated fair value hedge relationship, fair value adjustments are recognised in accordance with policy (see note 22). Any difference between the proceeds net of transaction costs and the amount due on settlement or redemption of borrowings is recognised over the term of the borrowing. Where bonds issued with certain conversion rights are identified as compound instruments they are initially measured at fair value with the nominal amounts recognised as a component in equity and the fair value of future coupons included in borrowings. These are subsequently measured at amortised cost using the effective interest rate method. Carrying value and fair value information The carrying value and fair value of the Group’s borrowings are as follows: Carrying value Fair value 2018 20172018 2017 €m €m€m €m Notes: 1 Bonds mature between 2018 and 2056 (2017: 2017 and 2056) and have interest rates of 0.0% to 8.125% (2017: 0.0% to 8.125%). 2 Includes a €1.8 billion (2017: €1.8 billion) liability for payments due to holders of the equity shares in Kabel Deutschland AG under the terms of a domination and profit and loss transfer agreement. 3 Amount includes €1,070 million (2017: €2,654 million) in relation to collateral support agreements. Fair values of bonds and financial liabilities measured at amortised cost are based on Level 1 and 2 of the fair value hierarchy respectively, using quoted market prices or discounted cash flows with a discount rate based upon forward interest rates available to the Group at the reporting date. The Group’s gross and net debt includes certain bonds which have been designated in hedge relationships, which are carried at €1.7 billion higher than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than euros, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps are not reflected in gross debt and would increase the euro equivalent redemption value of the bonds by €0.6 billion. Cash flowsNon-cash changes Net Net proceeds/movements (repayment) ofInterest in short-term Net Financing 2017borrowings paid borrowings costs2 Reclassification2018 €m€m€m€m€m€m€m Notes: 1 This balance comprises gross borrowings of €43,259 million (2017: € 46,574 million) and net derivative financial assets of €246 million (€2,205 million). Net debt disclosed in note 21 additionally includes cash and certain short term investments. 2 This amount includes interest, fair value and foreign exchange items which impact the income statement. Financing costs of €1,074 million as disclosed in note 5 primarily additionally include foreign exchange and other movements on items classified as net debt but not borrowings . Assets and liabilities from financing activities144,369 (224) (991) (534) 486(93) 43,013 Financial liabilities measured at amortised cost Bank loans 1,159 867 1,180 898 Commercial paper 2,712 3,648 2,715 3,650 Bonds1 3,062 660 3,057 667 Other liabilities2,3 3,003 4,632 3,003 4,632 Bonds in designated hedge relationships 415 2,244 409 2,241 Short-term borrowings 10,351 12,051 10,364 12,088 Financial liabilities measured at amortised cost: Bank loans 2,157 2,741 2,176 2,769 Bonds1 18,804 19,345 18,714 19,286 Other liabilities 278 305 278 305 Bonds in designated hedge relationships 11,669 12,132 11,010 11,349 Long-term borrowings 32,908 34,523 32,178 33,709

Vodafone Group Plc Annual Report on Form 20-F 2018 145 Overview Strategic Report Governance Financials Other information Maturity of borrowings and other financial liabilities The maturity profile of the anticipated future cash flows including interest in relation to the Group’s non-derivative financial liabilities on an undiscounted basis which, therefore, differs from both the carrying value and fair value, is as follows: Bonds in Bank CommercialOtherdesignated hedge loanspaperBondsliabilitiesrelationshipsTotal €m€m€m€m€m€m Within one year 9093,660 1,8104,606 3,142 14,127 In one to two years1,168 –2,650211,527 5,366 In two to three years 721–2,080563663,223 In three to four years 569–2,369221,522 4,482 In four to five years––3,010241,253 4,287 In more than five years350–12,02920311,54824,130 3,7173,66023,9484,93219,35855,615 Effect of discount/financing rates(109) (12)(3,943)5(4,982)(9,041) 31 March 20173,6083,64820,0054,93714,37646,574 The maturity profile of the Group’s financial derivatives (which include interest rate swaps, cross-currency interest rate swaps and foreign exchange swaps) using undiscounted cash flows, is as follows: 20182017 PayableReceivablePayableReceivable €m€m€m€m Payables and receivables are stated separately in the table above as settlement is on a gross basis. The net effect of discount/financing rates is €2,292 million (2017: €2,282 million), leaving a €246 million (2017: €2,205 million) net receivable in relation to financial derivatives. This is split €2,383 million (2017: €2,077 million) within trade and other payables and €2,629 million (2017: €4,282 million) within trade and other receivables. Gains and losses recognised in the hedging reserve in equity on cross-currency interest rate swaps as at 31 March 2018 will be continuously released to the income statement within financing costs until the repayment of certain bonds classified as loans designated in hedge relationships in the table of maturities of non-derivative financial liabilities above. The currency split of the Group’s foreign exchange derivatives (which includes cross-currency interest rate swaps and foreign exchange swaps) is as follows: 20182017 PayableReceivablePayableReceivable €m€m€m€m Payables and receivables are stated separately in the table above as settlement is on a gross basis. The net effect of discount/financing rates is €1,972 million (2017: €2,008 million), leaving a €1,040 million (2017: €410 million) net payable in relation to financial derivatives. This is split €1,868 million (2017: €1,400 million) within trade and other payables and €828 million (2017: €1,810 million) within trade and other receivables. Sterling 4,4597,280 1,176 6,576 Euro 27,655 9,609 23,167 5,556 US dollar 6,86220,615 4,246 19,482 Other 5,5687,972 5,4204,813 44,54445,476 34,00936,427 Within one year 18,05518,363 16,54116,462 In one to two years 3,9253,875 4,788 5,201 In two to three years 4,904 4,911 3,0003,141 In three to four years 2,2232,324 1,9132,038 In four to five years 3,8343,687 1,567 1,706 In more than five years 20,702 23,021 18,74322,491 53,64356,181 46,55251,039 Within one year 1,2512,7153,4983,00285011,316 In one to two years 748 –393 341,423 2,598 In two to three years 507 –2,893 251,5184,943 In three to four years 569 –3,869 223594,819 In four to five years – –791 262,9013,718 In more than five years 350 –14,702 1729,933 25,157 3,425 2,71526,146 3,28116,98452,551 Effect of discount/financing rates (109) (3)(4,280) –(4,900)(9,292) 31 March 2018 3,316 2,71221,866 3,28112,08443,259

146 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 20. Borrowings (continued) The present value of minimum lease payments under finance lease arrangements under which the Group has leased certain of its equipment is included within other liabilities and is analysed as follows: 20182017 €m€m Interest rate and currency of borrowings is as follows: Total Floating rate Fixed rateOther borrowings borrowingsborrowings1 borrowings2 Currency €m€m€m€m Sterling 4,5525 4,547– Euro37,420 7,517 28,0091,894 US dollar 4,4494,172 277– Other 15313140– 31 March 201746,57411,70732,9731,894 Notes: 1 The weighted average interest rate for the Group’s sterling denominated fixed rate borrowings is 2.5% (2017: 2.5%). The weighted average time for which these rates are fixed is 20.8 years (2017: 16.6 years). The weighted average interest rate for the Group’s euro denominated fixed rate borrowings is 2.1% (2017: 2.1%). The weighted average time for which the rates are fixed is 8.0 years (2017: 8.4 years). The weighted average interest rate for the Group’s US dollar denominated fixed rate borrowings is 0.0% (2017: 0.2%). The weighted average time for which the rates are fixed is 0.0 years (2017: 0.1 years). The weighted average interest rate for the Group’s other currency fixed rate borrowings is 12.3% (2017: 8.5%). The weighted average time for which the rates are fixed is 4.4 years (2017: 12.0 years). 2 At 31 March 2018 other borrowings of €1.9 billion (2017: €1.9 billion) include a €1.8 billion (2017: €1.8 billion) liability for payments due to holders of the equity shares in Kabel Deutschland AG under the terms of a domination and profit and loss transfer agreement. The figures shown in the tables above take into account cross-currency and interest rate swaps used to manage the currency and interest rate profile of financial liabilities. Interest on floating rate borrowings is generally based on national LIBOR equivalents or government bond rates in the relevant currencies. Sterling 3,339 –3,339 – Euro 36,4115,76628,779 1,866 US dollar 2,9302,899 31 – Other 57913566 – 31 March 2018 43,2598,67832,715 1,866 Within one year 46 68 In two to five years 94 78 In more than five years 172 160 312 306

Vodafone Group Plc Annual Report on Form 20-F 2018 147 Overview Strategic Report Governance Financials Other information 21. Liquidity and capital resources This section includes an analysis of net debt, which is used to manage capital, and committed borrowing facilities. Net debt Net debt represented 49% of our market capitalisation at 31 March 2018 compared to 44% at 31 March 2017. Average net debt at month end accounting dates over the 12-month period ended 31 March 2018 was €31.9 billion and ranged between net debt of €30.0 billion and €32.9 billion. Our consolidated net debt position at 31 March was as follows: 20182017 €m€m Notes: 1 At 31 March 2018 US$570 million (2017: US$1,484 million) was drawn under the US commercial paper programme and €2,249 million (2017:€2,262 million) were drawn under the euro commercial paper programme. 2 Includes a €1.8 billion (2017: €1.8 billion) liability for payments due to holders of the equity shares in Kabel Deutschland AG under the terms of a domination and profit and loss transfer agreement. 3 At 31 March 2018 the amount includes €1,070 million (2017: €2,654 million) in relation to cash received under collateral support agreements. 4 At 31 March 2018 the amount primarily includes €3,087 million (31 March 2017: €2,039 million) in managed investment funds, €1,974 million (2017: €1,638 million) in government bonds of which UK gilts of €1,112 million (2017: €1,172 million) are used primarily as collateral in relation derivative financial instruments, and €976 million (31 March 2017: €182 million) short-term investments where the underlying assets are supply chain and handset receivables. At 31 March 2018 we had €4,674 million of cash and cash equivalents which are held in accordance with the counterparty and settlement risk limits of the Board approved treasury policy. The main forms of liquid investment at 31 March 2018 were managed investment funds, money market funds, government bonds and bank deposits. The cash received from collateral support agreements mainly reflects the value of our interest rate swap and cross-currency interest rate swap portfolios which are substantially net present value positive. See note 22 “Capital and financial risk management” for further details on these agreements. Commercial paper programmes We currently have US and euro commercial paper programmes of US$15 billion and €8 billion respectively which are available to be used to meet short-term liquidity requirements. At 31 March 2018 amounts external to the Group of €2,249 million were drawn under the euro commercial paper programme and US$570 million (€464 million) were drawn down under the US commercial paper programme, with such funds being provided by counterparties external to the Group. The commercial paper facilities were supported by US$4.1 billion (€3.3 billion) and €3.8 billion of syndicated committed bank facilities (see “Committed facilities” below). No amounts had been drawn under either bank facility. Bonds We have a €30 billion euro medium-term note programme and a US shelf programme which are used to meet medium to long-term funding requirements. At 31 March 2018 the total amounts in issue under these programmes split by currency were US$9.9 billion, €18.4 billion, £3.6 billion, AUD 1.2 billion, HKD 2.1 billion, NOK 2.2 billion, CHF 0.7 billion, JPY 10 billion. At 31 March 2018 the Group had bonds outstanding with a nominal value of €32.3 billion. During the year ended 31 March 2018 bonds with a nominal value equivalent of €4.2 billion were issued under the euro medium-term note programme. On 25 February 2016 the Group issued £2.9 billion (€3.5 billion) of subordinated mandatory convertible bonds (‘MCB’) issued in two tranches, with the first £1.4 billion (€1.7 billion) maturing during the year on 25 August 2017 and a further £1.4 billion (€1.7 billion) maturing on 25 February 2019 with coupons of 1.5% and 2.0% respectively. These were recognised as compound instruments with nominal values of £2.8 billion (€3.5 billion) recognised as a component of shareholders’ funds in equity and the fair value of future coupons of £0.1 billion (€0.1 billion) recognised as a financial liability in borrowings. Cash and cash equivalents 4,674 8,835 Short-term borrowings Bonds (3,477) (2,904) Commercial paper1 (2,712) (3,648) Put options over non-controlling interests2 (1,838) (1,837) Bank loans (1,159) (867) Other short-term borrowings3 (1,165) (2,795) (10,351) (12,051) Long-term borrowings Bonds, loans and other long-term borrowings (32,908) (34,523) (32,908) (34,523) Other financial instruments Derivative financial instruments included in trade and other receivables (note 14) 2,629 4,282 Derivative financial instruments included in trade and other payables (note 15) (2,383) (2,077) Short-term investments (note 13)4 6,152 3,981 Cash collateral 718 384 7,116 6,570 Net debt (31,469) (31,169)

148 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 21. Liquidity and capital resources (continued) The first tranche of the MCB converted to 729.1 million shares on 25 August 2017, reissued from treasury shares, at a conversion price of £1.9751. This reflected the conversion price at issue (£2.1730) adjusted for the pound sterling equivalent of aggregate dividends paid in August 2016, February 2017, and August 2017. At March 2018 conversion price of €1.9387, additionally reflecting dividends paid in February 2018, the remaining tranche would convert to 743 million Vodafone Group Plc shares representing approximately 3% of Vodafone’s share capital. The Group has hedged its exposure under the MCB to any future movements in its share price by an option strategy designed to hedge the economic impact of share price movements during the term of the bonds. Should the Group decide to buy back ordinary shares to mitigate the dilution resulting from the conversion of the remaining tranche, the hedging strategy will provide a hedge for the repurchase price. Own shares The Group held a maximum of 2,192,064,339 of its own shares during the year which represented 8.0% of issued share capital at that time. Committed facilities In aggregate we have committed facilities of approximately €9,568 million, of which €7,168 million was undrawn and €2,400 million was drawn at 31 March 2018. The following table summarises the committed bank facilities available to us at 31 March 2018. Facility Amount €mDrawn Maturity1 Syndicated revolving credit facilities EUR facility 3,840–11 January 20232 USD facility 3,328–27 February 20222 Loan facilities, capped at 50% of operating company capital expenditure in: Canada 65165102 June 2018 UK and Ireland 56856812 December 2021 Germany (VDSL spend) 35035016 March 2023 Italy 40040005 June 2020 Turkey and Romania 30030018 September 2019 Turkey 10010004 December 2020 Other 313119 September 2018 9,5682,400 Notes: 1 Lenders have the right, but not the obligation, to cancel their commitments and have outstanding advances repaid no sooner than 30 days after notification of a change of control. This is in addition to the rights of lenders to cancel their commitment if we commit an event of default; however, it should be noted that a material adverse change clause does not apply. 2 €0.1 billion/US$0.1 billion of the facility expires one year ahead of maturity. Furthermore, certain of our subsidiaries are funded by external facilities which are non-recourse to any member of the Group other than the borrower. These facilities may only be used to fund their operations. At 31 March 2018 Vodafone Egypt had undrawn revolving credit facilities of EGP3 billion (€138 million). Vodacom had fully drawn facilities of US$75 million (€61 million) and facilities of ZAR0.48 billion (€33 million) of which ZAR0.46 billion (€32 million) was drawn. Vodafone Ghana had fully drawn facilities of US$143 million (€116 million) and GHS60 million (€11 million). Dividends from associates and to non-controlling shareholders Dividends from our associates are generally paid at the discretion of the Board of Directors or shareholders of the individual operating and holding companies, and we have no rights to receive dividends except where specified within certain of the Group’s shareholders’ agreements. Similarly, other than ongoing dividend obligations to the KDG minority shareholders, should they continue to hold their minority stake, we do not have existing obligations under shareholders’ agreements to pay dividends to non-controlling interest partners of our subsidiaries or joint ventures. The amount of dividends received and paid in the year are disclosed in the consolidated statement of cash flows. Potential cash outflows from option agreements and similar arrangements Under the terms of the sale and purchase agreement governing the disposal of the US Group, including the 45% interest in Verizon Wireless, the Group retains the responsibility for any tax liabilities of the US Group, excluding those relating to the Verizon Wireless partnership, for periods up to the completion of the transaction on 21 February 2014. Put options issued as part of the hedging strategy for the mandatory convertible bonds permit the holders to exercise against the Group if there is a decrease in our share price. Under the terms of the options, settlement must be made in cash which will equate to the reduced value of shares from the initial conversion price, adjusted for dividends declared during the year, on 743 million shares. Sale of trade receivables During the year the Group sold certain trade receivables to a financial institution. Whilst there are no repurchase obligations in respect of these receivables, the Group provided a credit guarantee which would only become payable if default rates were significantly higher than historical rates. The credit guarantee is not considered substantive and substantially all risks and rewards associated with the receivables passed to the purchaser at the date of sale, therefore the receivables were derecognised. The maximum payable under the guarantees at 31 March 2018 was €506 million. No provision has been made in respect of these guarantees as the likelihood of a cash outflow has been assessed as remote. Supplier Financing arrangements The Group offers certain suppliers the opportunity to use a supply chain financing scheme (‘SCF’) which allows them to be paid earlier than the invoice due date. The Group evaluates supplier arrangements against a number of indicators to assess if the payable continues to hold the characteristics of a trade payable or should be classified as borrowings; these indicators include whether the payment terms exceed customary payment terms in the industry or 180 days. At 31 March 2018 none of the payables subject to supplier financing arrangements met the criteria to be reclassified as borrowings.

Vodafone Group Plc Annual Report on Form 20-F 2018 149 Overview Strategic Report Governance Financials Other information nt ancial risk management objectives and policies, as well dit, liquidity, interest and foreign exchange risk, and the policies uments, are recognised on the Group’s statement of financial position when the ment. e classified according to the substance of the contractual arrangements entered ment. An equity instrument is any contract that provides a residual interest in the no obligation to deliver cash or other financial assets. The accounting policies set out below. Group over the equity of subsidiary companies are accounted for as financial fixed amount of cash or another financial asset for a fixed number of shares ise is initially recognised at present value within borrowings with a corresponding ately as written put options over non-controlling interests, adjacent to non-The Group recognises the cost of writing such put options, determined as the eceived, as a financing cost. the effective interest rate method, in order to accrete the liability up to the mes exercisable; the charge arising is recorded as a financing cost. In the event ith a corresponding adjustment to equity. oreign exchange rates and interest rates which it manages using derivative approved by the Board of Directors, which provide written principles on the use nt strategy. Changes in values of all derivatives of a financing nature are included ment unless designated in an effective cash flow hedge relationship or a hedge re deferred to other comprehensive income or equity respectively. The Group oses. on the contract date and are subsequently remeasured to fair value at each ilities (‘fair value hedges’); or reign currency or interest rate risks of firm commitments (‘cash flow hedges’); or expires or is sold, terminated or exercised, or no longer qualifies for hedge nship. est rate swaps) to convert a proportion of its fixed rate debt to floating rates in order et borrowings. The Group designates these as fair value hedges of interest rate risk the income statement for the period together with the changes in the fair value hedge is effective. Gains or losses relating to any ineffective portion are recognised es to variability in future cash flows. The portion of gains or losses relating qualify as effective cash flow hedges is recognised in other comprehensive income; mmediately in the income statement. mounts previously recognised in other comprehensive income and accumulated e statement. However, when the hedged transaction results in the recognition sses previously recognised in other comprehensive income and accumulated asurement of the cost of the non-financial asset or non-financial liability. ed in other comprehensive income at that time remains in equity and ion is ultimately recognised in the income statement. If a forecast transaction uity is recognised immediately in the income statement. 2 2. Capital and financial risk manageme This note details the treasury management and fin as the exposure and sensitivity of the Group to cre in place to monitor and manage these risks. Accounting policies Financial instruments Financial assets and financial liabilities, in respect of financial instr Group becomes a party to the contractual provisions of the instru Financial liabilities and equity instruments Financial liabilities and equity instruments issued by the Group ar into and the definitions of a financial liability and an equity instru assets of the Group after deducting all of its liabilities and includes adopted for specific financial liabilities and equity instruments are Put option arrangements over non-controlling interest The potential cash payments related to put options issued by the liabilities when such options may only be settled by exchange of a in the subsidiary. The amount that may become payable under the option on exerc charge directly to equity. The charge to equity is recognised separ controlling interests in the net assets of consolidated subsidiaries. excess of the present value of the option over any consideration r Such options are subsequently measured at amortised cost, using amount payable under the option at the date at which it first beco that the option expires unexercised, the liability is derecognised w Derivative financial instruments and hedge accounting The Group’s activities expose it to the financial risks of changes in f financial instruments. The use of financial derivatives is governed by the Group’s policies of financial derivatives consistent with the Group’s risk manageme within investment income and financing costs in the income state of a net investment in foreign operations when changes in value a does not use derivative financial instruments for speculative purp Derivative financial instruments are initially measured at fair value reporting date. The Group designates certain derivatives as: – hedges of the change of fair value of recognised assets and liab – hedges of highly probable forecast transactions or hedges of fo – hedges of net investments in foreign operations. Hedge accounting is discontinued when the hedging instrument accounting, or if the Company chooses to end the hedging relatio Fair value hedges The Group’s policy is to use derivative instruments (primarily inter to hedge the interest rate risk arising, principally, from capital mark with changes in fair value of the hedging instrument recognised in of the hedged item arising from the hedged risk, to the extent the immediately in the income statement. Cash flow hedges Cash flow hedging is used by the Group to hedge certain exposur to changes in the fair value of derivatives that are designated and gains or losses relating to any ineffective portion are recognised i When the hedged item is recognised in the income statement, a in equity for the hedging instrument are reclassified to the incom of a non-financial asset or a non-financial liability, the gains and lo in equity are transferred from equity and included in the initial me When hedge accounting is discontinued, any gain or loss recognis is recognised in the income statement when the hedged transact is no longer expected to occur, the gain or loss accumulated in eq

150 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 22. Capital and financial risk management (continued) Net investment hedges Exchange differences arising from the translation of the net investment in foreign operations are recognised directly in other comprehensive income. Gains and losses on those hedging instruments (which include bonds, commercial paper, cross-currency swaps and foreign exchange contracts) designated as hedges of the net investments in foreign operations are recognised in other comprehensive income to the extent that the hedging relationship is effective; these amounts are included in exchange differences on translation of foreign operations as stated in the statement of comprehensive income. Gains and losses relating to hedge ineffectiveness are recognised immediately in the income statement for the period. Gains and losses accumulated in the translation reserve are included in the income statement when the foreign operation is disposed of. Capital management The following table summarises the capital of the Group at 31 March: 20182017 €m€m The Group’s policy is to borrow centrally using a mixture of long-term and short-term capital market issues and borrowing facilities to meet anticipated funding requirements. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries. The Board has approved three internal debt protection ratios being: net interest to operating cash flow (plus dividends from associates); retained cash flow (operating cash flow plus dividends from associates less interest, tax, dividends to non-controlling shareholders and equity dividends) to net debt; and operating cash flow (plus dividends from associates) to net debt. These internal ratios establish levels of debt that the Group should not exceed other than for relatively short periods of time and are shared with the Group’s debt rating agencies being Moody’s, Fitch Ratings and Standard & Poor’s. Financial risk management The Group’s treasury function manages centrally the Group’s funding requirement, net foreign exchange exposure, interest rate management exposures and counterpart risk arising from investments and derivatives. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by the Board, most recently on 22 July 2017. A treasury risk committee comprising of the Group’s Chief Financial Officer, Group General Counsel and Company Secretary, Group Deputy Chief Financial Officer, Group Treasury Director and Group Director of Financial Controlling and Operations meets three times a year to review treasury activities and its members receive management information relating to treasury activities on a quarterly basis. The Group’s accounting function, which does not report to the Group Treasury Director, provides regular update reports of treasury activity to the Board. The Group’s internal auditor reviews the internal control environment regularly. The Group uses a number of derivative instruments for currency and interest rate risk management purposes only that are transacted by specialist treasury personnel. The Group mitigates banking sector credit risk by the use of collateral support agreements. Credit risk The Group considers its maximum exposure to credit risk at 31 March to be as follows: 20182017 €m€m The Group invested in UK and German government bonds on the basis they generate a fixed rate return and, are amongst the most creditworthy of investments available. The Group has three managed investment funds. These funds hold fixed income euro and sterling securities and the average credit quality is high double A. Money market investments are in accordance with established internal treasury policies which dictate that an investment’s long-term credit rating is no lower than mid BBB. Additionally, the Group invests in AAA unsecured money market mutual funds where the investment is limited to 10% of each fund. The Group also invests in a fund where the underlying assets are supply chain receivables, the creditworthiness of which are enhanced by an insurance wrapper as provided by established insurance companies with a long-term credit rating of at least A-. Bank deposit 2,197 1,856 Cash held in restricted deposits 1,382 1,109 German government bonds 862 – UK government bonds 1,112 1,638 Money market investments funds 2,477 6,979 Derivative financial instruments 2,629 4,282 Other investments – debt and bonds 8,596 6,747 Trade receivables 5,402 5,335 Other receivables and accrued income 3,410 2,886 28,067 30,832 Net debt 31,469 31,169 Equity 68,607 73,719 Capital 100,076 104,888

Vodafone Group Plc Annual Report on Form 20-F 2018 151 Overview Strategic Report Governance Financials Other information In respect of financial instruments used by the Group’s treasury function, the aggregate credit risk the Group may have with one counterparty is limited by (i) reference to the long-term credit ratings assigned for that counterparty by Moody’s, Fitch Ratings and Standard & Poor’s; (ii) that counterparty’s five year credit default swap (‘CDS’) spread; and (iii) the sovereign credit rating of that counterparty’s principal operating jurisdiction. Furthermore, collateral support agreements were introduced from the fourth quarter of 2008. Under collateral support agreements the Group’s exposure to a counterparty with whom a collateral support agreement is in place is reduced to the extent that the counterparty must post cash collateral when there is value due to the Group under outstanding derivative contracts that exceeds a contractually agreed threshold amount. When value is due to the counterparty the Group is required to post collateral on identical terms. Such cash collateral is adjusted daily as necessary. In the event of any default, ownership of the cash collateral would revert to the respective holder at that point. Detailed below is the value of the cash collateral, which is reported within short-term borrowings, held by the Group at 31 March: 20182017 €m€m The majority of the Group’s trade receivables are due for maturity within 90 days and largely comprise amounts receivable from consumers and business customers. At 31 March 2018 €3,389 million (2017: €3,322 million) of trade receivables were not yet due for payment. Overdue trade receivables consisted of €942 million (2017: €789 million) relating to the Europe region, and €306 million (2017: €423 million) relating to the AMAP region. Financial statements are monitored by management and provisions for bad and doubtful debts raised where it is deemed appropriate. The following table presents ageing of receivables that are past due and provisions for doubtful receivables that have been established: 20182017 GrossLessNetGrossLessNet receivablesprovisionsreceivablesreceivablesprovisionsreceivables €m€m€m€m€m€m Concentrations of credit risk with respect to trade receivables are limited given that the Group’s customer base is large and unrelated. Due to this, management believes there is no further credit risk provision required in excess of the normal provision for bad and doubtful receivables. Amounts charged to administrative expenses during the year ended 31 March 2018 were €528 million (2017: €589 million) (see note 14 “Trade and other receivables”). As discussed in note 29 “Contingent liabilities and legal proceedings”, the Group has covenanted to provide security in favour of the trustee of the Vodafone Group UK Pension Scheme in respect of the funding deficit in the scheme. The security takes the form of an English law pledge over UK index-linked government bonds. Liquidity risk At 31 March 2018 the Group had €3.8 billion and US$4.1 billion syndicated committed undrawn bank facilities which support the US$15 billion and €8 billion commercial paper programme available to the Group. The Group uses commercial paper and bank facilities to manage short-term liquidity and manages long-term liquidity by raising funds in the capital markets. The euro syndicated committed facility has a maturity date of 11 January 2023. The US$ syndicated committed facility has a maturity date of 27 February 2022. Both facilities have remained undrawn throughout the financial year and since year end and provide liquidity support. The Group manages liquidity risk on long-term borrowings by maintaining a varied maturity profile with a cap on the level of debt maturity in any one calendar year, therefore minimising refinancing risk. Long-term borrowings mature between one and 38 years. Liquidity is reviewed daily on at least a 12 month rolling basis and stress tested on the assumption that all commercial paper outstanding matures and is not reissued. The Group maintains substantial cash and cash equivalents which at 31 March 2018 amounted to €4,674 million (2017: €8,835 million). 30 days or less 810(32) 778 730(27) 703 Between 31 and 60 days 226(35) 191 125(23) 102 Between 61 and 180 days 530(206) 324 648(258) 390 Greater than 180 days 1,250 (925) 325 1,423 (1,077)346 2,816(1,198) 1,618 2,926(1,385)1,541 Cash collateral 1,070 2,654

152 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 22. Capital and financial risk management (continued) Market risk Interest rate management Under the Group’s interest rate management policy, interest rates on monetary assets and liabilities denominated in euros, US dollars and sterling are maintained on a floating rate basis except for periods up to six years where interest rate fixing has to be undertaken in accordance with treasury policy. The policy also allows euros, US dollars and sterling to be moved to a fixed rate basis if interest rates are statistically low. Where assets and liabilities are denominated in other currencies interest rates may also be fixed. In addition, fixing is undertaken for longer periods when interest rates are statistically low. For each one hundred basis point rise in market interest rates for all currencies in which the Group had borrowings at 31 March 2018 there would be an increase in profit before tax by approximately €372 million (2017: approximately €470 million) including mark-to-market revaluations of interest rate and other derivatives and the potential interest on outstanding tax issues. There would be no material impact on equity. At 31 March 2018 other than USD denominated liabilities, which are retained in order to hedge foreign exchange movements arising from our investment in VZ Communication loan notes, substantially all of our outstanding liabilities are held on a fixed interest rate basis in accordance with treasury policy. Foreign exchange management As Vodafone’s primary listing is on the London Stock Exchange its share price is quoted in sterling. Since the sterling share price represents the value of its future multi-currency cash flows, principally in euro, South African rand and sterling, the Group maintains the currency of debt and interest charges in proportion to its expected future principal cash flows and has a policy to hedge external foreign exchange risks on transactions denominated in other currencies above a certain de minimis level. At 31 March 2018 27% of net debt was denominated in currencies other than euro (9% sterling, 8% US dollar, 7% South African rand and 3% other). This allows US dollar, South African rand and other debt to be serviced in proportion to expected future cash flows and therefore provides a partial hedge against income statement translation exposure, as interest costs will be denominated in foreign currencies. Under the Group’s foreign exchange management policy, foreign exchange transaction exposure in Group companies is generally maintained at the lower of €5 million per currency per month or €15 million per currency over a six month period. The Group recognises foreign exchange movements in equity for the translation of net investment hedging instruments and balances treated as investments in foreign operations. However, there is no net impact on equity for exchange rate movements on net investment hedging instruments as there would be an offset in the currency translation of the foreign operation. At 31 March 2018 the Group held financial liabilities in a net investment hedge against the Group’s South African rand. Sensitivity to foreign exchange movements on the hedging liabilities, analysed against a strengthening of the South African rand by 15% (2017:18%) would result in a decrease in equity of €348 million (2017: €493 million) which would be fully offset by foreign exchange movements on the hedged net assets. The following table details the Group’s sensitivity of the Group’s adjusted operating profit to a strengthening of the Group’s major currency in which it transacts. The percentage movement applied to the currency is based on the average movements in the previous three annual reporting periods. Amounts are calculated by retranslating the operating profit of each entity whose functional currency is South African rand. 20182017 €m€m Notes: 1 Operating profit before impairment losses and other income and expense. At 31 March 2018 the Group’s sensitivity to foreign exchange movements, analysed against a strengthening of the US dollar by 9% (2017: 11%) on its external US dollar exposure, would decrease the profit before tax by €65 million (2017: €100 million). Foreign exchange on certain sterling balances analysed against a 7% (2017: 10%) strengthening of sterling would increase the profit before tax by €208 million (2017: decrease by €262 million). Equity risk There is no material equity risk relating to the Group’s equity investments which are detailed in note 13 “Other investments”. The Group has hedged its exposure under the subordinated mandatory convertible bonds to any future movements in its share price by an option strategy designed to hedge the economic impact of share price movements during the term of the bonds. As at 31 March 2018 the Group’s sensitivity to a movement of 10% (2017: 7%) in its share price would result in an increase or decrease in profit before tax of approximately €164 million (2017: €236 million). ZAR 15% change (2017: 18%) – Operating profit1 239 249

Vodafone Group Plc Annual Report on Form 20-F 2018 153 Overview Strategic Report Governance Financials Other information ut in notes 13, 14 and 19. For all financial assets held at amortised cost out in notes 15 and 20. The carrying values approximate fair value ial liabilities a comparison of fair value and carrying value is disclosed ect to offset in the balance sheet and the impact of enforceable master Related amounts not set off in the balance sheet Amounts Right of set off presented inwith derivative ount set off balance sheet counterpartiesCash collateral Net amount €m€m€m€m€m Related amounts not set off in the balance sheet Amounts Right of set off presented inwith derivative ount set off balance sheet counterpartiesCash collateral Net amount €m€m€m€m€m –4,282(1,505)(2,654)123 –(2,077)1,505384(188) –2,205–(2,270)(65) olidated balance sheet when there is a legally enforceable right asis or realise the asset and settle the liability simultaneously. be settled net in certain circumstances under ISDA (International Swaps settle amounts on a net basis in the event of default from the other. ts in the event of default by either party. The aforementioned collateral respectively. on s Directors and members of the Executive Committee. 201820172016 €m€m€m year ended 31 March 2018 by one Director who served during the 2 million). bers of the Executive Committee, was as follows: 201820172016 €m€m€m 27 2430 30 2526 57 4956 4 45 3 24 1 11 8 710 Fair value and carrying value information The carrying value and valuation basis of the Group’s financial assets are set o the carrying values approximate fair value. The carrying value and valuation basis of the Group’s financial liabilities are set for the Group’s trade payables and other payables categories. For other financ in note 20. Net financial instruments The table below shows the Group’s financial assets and liabilities that are subj netting or similar agreements. At 31 March 2018 Gross amountAm €m At 31 March 2017 Gross amountAm €m Derivative financial assets4,282 Derivative financial liabilities(2,077) Total2,205 Financial assets and liabilities are offset and the amount reported in the cons to offset the recognised amounts and there is an intention to settle on a net b Derivative financial instruments that do not meet the criteria for offset could and Derivatives Association) agreements where each party has the option to Collateral may be offset and net settled against derivative financial instrumen balances are recorded in “other short-term investments” or “short-term debt” 2 3. Directors and key management compensati This note details the total amounts earned by the Company’ Directors Aggregate emoluments of the Directors of the Company were as follows: Salaries and fees Incentive schemes1 Other benefits2 Notes: 1 Excludes gains from long-term incentive plans. 2 Includes the value of the cash allowance taken by some individuals in lieu of pension contributions. The aggregate gross pre-tax gain made on the exercise of share options in the year was <€0.1 million (2017: one Director, €0.7 million; 2016: one Director, €0. Key management compensation Aggregate compensation for key management, being the Directors and mem Short-term employee benefits Share-based payments Derivative financial assets 2,629– 2,629(1,467)(1,070) 92 Derivative financial liabilities (2,383)– (2,383)1,467 718 (198) Total 246– 246–(352) (106)

154 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 24. Employees This note shows the average number of people employed by the Group during the year, in which areas of our business our employees work and where they are based. It also shows total employment costs. 201820172016 EmployeesEmployeesEmployees The cost incurred in respect of these employees (including Directors) was: 201820172016 €m€m€m The Group has dialogue with recognised labour unions if required. In particular, there are regular meetings with the Vodafone European Employee Consultative Council (the ‘EECC’). The delegates of this body are locally elected Vodafone employee representatives, most of them union and works council members. There has been no material disruption to operations as a result of union activity during the financial year. Wages and salaries 4,179 4,6304,759 Social security costs 547 582621 Other pension costs (note 25) 222 212270 Share-based payments (note 26) 128 95154 5,076 5,5195,804 India (Discontinued operations) 219 217212 Total 5,295 5,7366,016 By activity: Operations 17,094 18,20718,869 Selling and distribution 35,025 38,25238,325 Customer care and administration 54,016 55,09754,490 106,135 111,556111,684 By segment: Germany 13,718 14,47814,862 Italy 6,606 6,6016,676 Spain 5,015 5,1185,935 UK 12,379 13,23813,323 Other Europe 11,760 15,80116,058 Europe 49,478 55,23656,854 India (Discontinued operations) 11,086 13,187 13,346 Vodacom 7,524 7,590 7,515 Other Africa, Middle East and Asia-Pacific 13,606 14,183 14,262 Africa, Middle East and Asia-Pacific 32,216 34,96035,123 Common Functions 24,441 21,360 19,707 Total 106,135 111,556111,684

Vodafone Group Plc Annual Report on Form 20-F 2018 155 Overview Strategic Report Governance Financials Other information 25. Post employment benefits The Group operates a number of defined benefit and defined contribution pension plans for our employees. The Group’s largest defined benefit scheme is in the UK. For further details see “Critical accounting judgements and key sources of estimation uncertainty” in note 1 “Basis of preparation” to the consolidated financial statements. Accounting policies For defined benefit retirement plans, the difference between the fair value of the plan assets and the present value of the plan liabilities is recognised as an asset or liability on the statement of financial position. Scheme liabilities are assessed using the projected unit funding method and applying the principal actuarial assumptions at the reporting period date. Assets are valued at market value. Actuarial gains and losses are taken to the statement of comprehensive income as incurred. For this purpose, actuarial gains and losses comprise both the effects of changes in actuarial assumptions and experience adjustments arising from differences between the previous actuarial assumptions and what has actually occurred. The return on plan assets, in excess of interest income, is also taken to other comprehensive income. Other movements in the net surplus or deficit are recognised in the income statement, including the current service cost, any past service cost and the effect of any settlements. The interest cost less the expected interest income on assets is also charged to the income statement. The amount charged to the income statement in respect of these plans is included within operating costs or in the Group’s share of the results of equity accounted operations, as appropriate. The Group’s contributions to defined contribution pension plans are charged to the income statement as they fall due. Background At 31 March 2018 the Group operated a number of pension plans for the benefit of its employees throughout the world, with varying rights and obligations depending on the conditions and practices in the countries concerned. The Group’s pension plans are provided through both defined benefit and defined contribution arrangements. Defined benefit schemes provide benefits based on the employees’ length of pensionable service and their final pensionable salary or other criteria. Defined contribution schemes offer employees individual funds that are converted into benefits at the time of retirement. The Group operates defined benefit schemes in Germany, Ghana, India, Ireland, Italy, the UK and the United States. Defined contribution pension schemes are currently provided in Australia, Egypt, Germany, Greece, Hungary, India, Ireland, Italy, the Netherlands, New Zealand, Portugal, South Africa, Spain and the UK. Income statement expense 201820172016 €m€m€m Defined benefit schemes The Group’s retirement policy is to provide competitive pension provision, in each operating country, in line with the market median for that location. The Group’s preferred retirement provision is focused on Defined Contribution (‘DC’) arrangements and/or State provision for future service. The Group’s main defined benefit funding liability is the Vodafone UK Group Pension Scheme (‘Vodafone UK plan’). Since June 2014 the plan has consisted of two segregated sections: the Vodafone Section and the Cable & Wireless Section (‘CWW Section’). Both sections are closed to new entrants and to future accrual. The Group also operates funded and unfunded plans in Germany and funded plans in Ireland. Defined benefit pension provision exposes the Group to actuarial risks such as longer than expected longevity of participants, lower than expected return on investments and higher than expected inflation, which may increase the liabilities or reduce the value of assets of the schemes. The defined benefit schemes are administered by Trustee Boards who are legally separate from the Group and consist of representatives who are employees, former employees or are independent from the Company. The Boards of the pension schemes are required by legislation to act in the best interest of the participants, set the investment strategy and contribution rates and are subject to statutory funding objectives. The Vodafone UK plan is registered as an occupational pension plan with HMRC and is subject to UK legislation and operates within the framework outlined by the Pensions Regulator. UK legislation requires that pension schemes are funded prudently and that valuations are undertaken at least every three years. Separate valuations are required for the Vodafone Section and CWW Section. The trustees obtain regular actuarial valuations to check whether the statutory funding objective is met and whether a recovery plan is required to restore funding to the level of the agreed technical provisions. On 19 October 2017, the 31 March 2016 triennial actuarial valuation for the Vodafone Section and CWW Section of the Vodafone UK plan, which is used to judge the funding the Group needs to put into the scheme, was concluded. This valuation showed a net deficit of £279 million (€317 million) on the scheme’s funding basis, comprising of a £339 million (€385 million) deficit for the Vodafone Section offset by a £60 million (€68 million) surplus for the CWW Section. These scheme specific actuarial valuations will always be different to the IAS 19 accounting deficit, which is an accounting rule concerning employee benefits and shown on the Group’s consolidated statement of financial position. Defined contribution schemes 178 192214 Defined benefit schemes 44 2056 Total amount charged to income statement (note 24) 222 212270

156 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 25. Post employment benefits (continued) The Group and Trustees of the scheme agreed a funding plan to address the valuation deficit in the Vodafone Section over the period to 31 March 2025 and made a cash contribution on 19 October 2017 of £185 million (€209 million) into the Vodafone Section and a further cash payment in accordance with the arrangements set under the previous valuation of £58 million (€66 million) into the CWW Section. These cash payments were invested into annuity policies issued by a third party insurance company which in turn entered into a reinsurance policy covering these risks with the Group’s captive insurance company. No further contributions are due in respect of the deficit revealed at the 2016 valuation. Funding plans are individually agreed for each of the Group’s defined benefit pension schemes with the respective trustees, taking into account local regulatory requirements. It is expected that ordinary contributions relating to future service of €61 million will be paid into the Group’s defined benefit pension schemes during the year ending 31 March 2019. The Group has also provided certain guarantees in respect of the Vodafone UK plan; further details are provided in note 29 “Contingent liabilities and legal proceedings” to the consolidated financial statements. The investment strategy for the UK schemes is controlled by the trustees in consultation with the Company and the schemes have no direct investments in the Group’s equity securities or in property or other assets currently used by the Group. The allocation of assets between different classes of investment is reviewed regularly and is a key factor in the trustee’s investment policy. The trustees aim to achieve the scheme’s investment objectives through investing partly in a diversified mix of growth assets which, over the long term are expected to grow in value by more than the low risk assets. The low risk assets include cash and gilts, inflation and interest rate hedging and in substantial insured pensioner annuity policies in both the Vodafone Section and CWW Sections of the Vodafone UK plan. A number of investment managers are appointed to promote diversification by assets, organisation and investment style and current market conditions and trends are regularly assessed, which may lead to adjustments in the asset allocation. Actuarial assumptions The Group’s scheme liabilities are measured using the projected unit credit method using the principal actuarial assumptions set out below: 201820172016%%% Notes: 1 Figures shown represent a weighted average assumption of the individual schemes. 2 The rate of increases in pensions in payment and deferred revaluation are dependent on the rate of inflation. Mortality assumptions used are based on recommendations from the individual scheme actuaries which include adjustments for the experience of the Group where appropriate. The Group’s largest scheme is the Vodafone UK plan. Further life expectancies assumed for the UK schemes are 23.2/26.5 years (2017: 24.1/25.4 years; 2016: 24.0/25.3 years) for a male/female pensioner currently aged 65 years and 26.1/29.3 (2017: 26.7/28.3 years; 2016: 26.6/28.1 years) from age 65 for a male/female non-pensioner member currently aged 40. Charges made to the consolidated income statement and consolidated statement of comprehensive income (‘SOCI’) on the basis of the assumptions stated above are: 201820172016 €m€m€m Duration of the benefit obligations The weighted average duration of the defined benefit obligation at 31 March 2018 is 22.8 years (2017: 22.9 years; 2016: 22.3 years). Current service cost 34 4345 Past service costs 2 (27) – Net interest charge 8 411 Total included within staff costs 44 2056 Actuarial losses/(gains) recognised in the SOCI 94 274(216) Weighted average actuarial assumptions used at 31 March1: Rate of inflation2 2.9 3.0 2.8 Rate of increase in salaries 2.7 2.6 2.6 Discount rate 2.5 2.6 3.2

Vodafone Group Plc Annual Report on Form 20-F 2018 157 Overview Strategic Report Governance Financials Other information Fair value of the assets and present value of the liabilities of the schemes The amount included in the statement of financial position arising from the Group’s obligations in respect of its defined benefit schemes is as follows: AssetsLiabilitiesNet deficit €m€m€m 1 April 20166,229(6,570)(341) Reclassification as held for sale–1212 6,229(6,558)(329) Service cost –1616 Interest income/(cost)190(194) (4) Return on plan assets excluding interest income818–818 Actuarial losses arising from changes in financial assumptions–(1,204)(1,204) Actuarial gains arising from experience adjustments –112112 Employer cash contributions 24–24 Member cash contributions 8 (8) – Benefits paid (180) 180 – Exchange rate movements (403) 403 – Other movements 23 (50) (27) 31 March 20176,709(7,303)(594) An analysis of net (deficit)/assets is provided below for the Group as a whole. 20182017201620152014 €m€m€m€m€m Note: 1 Pension assets are deemed to be recoverable and there are no adjustments in respect of minimum funding requirements as economic benefits are available to the Company either in the form of future refunds or, for plans still open to benefit accrual, in the form of possible reductions in future contributions. The International Accounting Standards Board (IASB) published an Exposure Draft in June 2015 that would amend IFRIC14 IAS19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interaction. However, in 2017 the IASB stated that they are carrying out “further work to assess whether it can establish a more principles-based approach in IFRIC14 for an entity to assess and measure its right to a refund of a surplus”. As such, it is not clear at this stage how and when IFRIC14 may be revised, and we will assess the impact of any changes when the revised version is published. An analysis of net assets/(deficit) is provided below for the Group’s largest defined benefit pension scheme in the UK, which is a funded scheme. As part of the merger of the Vodafone UK plan and the CWWRP plan on 6 June 2014 the assets and liabilities of the CWW Section are segregated from the Vodafone Section and hence are reported separately below. CWW SectionVodafone Section 2018 201720162015201420182017201620152014 €m €m€m€m€m€m€m€m€m€m Analysis of net assets/(deficit): Total fair value of scheme assets 2,760 2,8942,7623,1142,155 2,773 2,6542,408 2,6451,626 Present value of scheme liabilities (2,655) (2,842)(2,543)(2,884)(2,097) (2,945) (2,962) (2,548)(2,951)(2,030) Net assets/(deficit) 105 5221923058 (172) (308)(140)(306)(404) Net assets/(deficit) are analysed as: Assets 105 5221923058 – –––– Liabilities – –––– (172) (308) (140) (306) (404) Analysis of net (deficit)/assets: Total fair value of scheme assets 6,697 6,709 6,2296,8574,652 Present value of funded scheme liabilities (7,028) (7,222)(6,487)(7,316) (5,237) Net deficit for funded schemes (331) (513)(258)(459)(585) Present value of unfunded scheme liabilities (79) (81) (83) (91) (80) Net deficit (410) (594)(341)(550)(665) Net deficit is analysed as: Assets1 110 5722423442 Liabilities (520) (651) (565) (784) (707) Service cost –(36) (36) Interest income/(cost) 167(175) (8) Return on plan assets excluding interest income (37) –(37) Actuarial losses arising from changes in demographic assumptions –(46) (46) Actuarial losses arising from changes in financial assumptions –(12) (12) Actuarial gains arising from experience adjustments –11 Employer cash contributions 301–301 Member cash contributions 8(8) – Benefits paid (289) 289– Exchange rate movements (156) 16610 Other movements (6) 1711 31 March 2018 6,697(7,107)(410)

158 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 25. Post employment benefits (continued) Fair value of scheme assets 20182017 €m€m Note: 1 Derivatives include collateral held in the form of cash. The fair value of scheme assets, which have been measured at fair value in accordance with IFRS 13 “Fair Value Measurement”, are analysed by asset category above and are subdivided by assets that have a quoted market price in an active market and those that do not, such as investment funds. Where available, the fair values are quoted prices (e.g. listed equity, sovereign debt and corporate bonds). Unlisted investments without quoted prices in an active market (e.g. private equity) are included at values provided by the fund manager in accordance with relevant guidance. Other significant assets are valued based on observable inputs such as yield curves. The Vodafone UK Plan annuity policies include two new buy-in arrangements with Legal & General Assurance Society Limited entered into during the year ended 31 March 2018 following the cash contributions made by the Group. These policies fully match the pension obligations of those pensioners insured and therefore are set equal to the present value of the related obligations. Investment funds of €275 million at 31 March 2018 include €259 million of investments in diversified alternate beta funds held in the Vodafone Section of the Vodafone UK plan. The actual return on plan assets over the year to 31 March 2018 was a gain of €130 million (2017: €1,008 million). Sensitivity analysis Measurement of the Group’s defined benefit retirement obligation is sensitive to changes in certain key assumptions. The sensitivity analysis below shows how a reasonably possible increase or decrease in a particular assumption would, in isolation, result in an increase or decrease in the present value of the defined benefit obligation as at 31 March 2018. Rate of inflationRate of increase in salariesDiscount rateLife expectancy Decrease by 0.5% Increase by 0.5% Decrease by 0.5% Increase by 0.5% Decrease by 0.5% Increase by 0.5% Increase by 1 year Decrease by 1 year €m€m €m €m€m€m€m€m (Decrease)/increase in present value of defined obligation1(556) 633(4) 5833(713) 223(220) Note: 1 The sensitivity analysis may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another. In presenting this sensitivity analysis, the change in the present value of the defined benefit obligation has been calculated on the same basis as prior years using the projected unit credit method at the end of the year, which is the same as that applied in calculating the defined benefit obligation liability recognised in the statement of financial position. The rate of inflation assumption sensitivity factors in the impact of changes to all assumptions relating to inflation including the rate of increase in salaries, pension increases and deferred revaluations. Cash and cash equivalents 95 104 Equity investments: With quoted prices in an active market 1,407 1,938 Without quoted prices in an active market 360 413 Debt instruments: With quoted prices in an active market 4,149 3,982 Without quoted prices in an active market 590 461 Property: With quoted prices in an active market 27 30 Without quoted prices in an active market 78 78 Derivatives:1 With quoted prices in an active market (1,146) (1,218) Without quoted prices in an active market 44 (1) Investment fund 275 299 Annuity policies – Without quoted prices in an active market 818 623 Total 6,697 6,709

Vodafone Group Plc Annual Report on Form 20-F 2018 159 Overview Strategic Report Governance Financials Other information plans used to award shares to Directors and employees as part of their is recognised over the vesting period in the consolidated income statement on the fair value of the award on the grant date. ed payments to certain employees. Equity-settled share-based payments are measured at fair value vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled raight-line basis over the vesting period, based on the Group’s estimate of the shares that will eventually ket-based vesting conditions. A corresponding increase in retained earnings is also recognised. ket condition, based on total shareholder return (‘TSR’), which is taken into account when calculating ation for the TSR is based on Vodafone’s ranking within the same group of companies, where possible, es is an average calculation of the closing price of the Group’s shares on the days prior to the grant date, in receiving dividends where appropriate. ary shares which may be issued in respect of share options or share plans will not (without shareholder Company in issue immediately prior to the date of grant, when aggregated with the total number cated in the preceding ten year period under all plans; and ompany in issue immediately prior to the date of grant, when aggregated with the total number cated in the preceding ten year period under all plans, other than any plans which are operated Directors or employees under the Company’s discretionary share option plans in the year ended standing under the Vodafone Global Incentive Plan at the year-end. enables UK staff to acquire shares in the Company through monthly savings of up to £375 over a three they may also receive a tax-free bonus. The savings and bonus may then be used to purchase shares ning of the invitation period and usually at a discount of 20% to the then prevailing market price of the awards of shares are granted to Directors and certain employees. The release of these shares t and for some awards achievement of certain performance targets measured over a three year period. plans it was decided that with effect from 1 April 2017 employees would no longer be able to contribute efore no longer receive matching shares. Individuals who hold shares in the plan will continue to receive 2 6. Share-based payment s The Group has a number of share remuneration package. A charge to record the cost of these, based Accounting policies The Group issues equity-settled share-bas (excluding the effect of non-market-based share-based payments is expensed on a st vest and adjusted for the effect of non-mar Some share awards have an attached mar the fair value of the share awards. The valu over the past five years. The fair value of awards of non-vested shar adjusted for the present value of the delay The maximum aggregate number of ordin approval) exceed: – 10% of the ordinary share capital of the of ordinary shares which have been allo – 5% of the ordinary share capital of the C of ordinary shares which have been allo on an all-employee basis. Share options Vodafone Group executive plans No share options have been granted to any 31 March 2018. There were no options out Vodafone Group Sharesave Plan The Vodafone Group 2008 Sharesave Plan and/or five year period, at the end of which at the option price, which is set at the begin Company’s shares. Share plans Vodafone Group executive plans Under the Vodafone Global Incentive Plan is conditional upon continued employmen Vodafone Share Incentive Plan Following a review of the UK all-employee to the Share Incentive Plan and would ther dividend shares.

160 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 26. Share-based payments (continued) Movements in outstanding ordinary share options Ordinary share options 201820172016 MillionsMillionsMillions Summary of options outstanding and exercisable at 31 March 2018 OutstandingExercisable WeightedWeighted average average Weighted remaining Weightedremaining Outstandingaverage contractual Exercisable average contractual sharesexercise lifesharesexercise life MillionspriceMonths MillionspriceMonths Share awards Movements in non-vested shares are as follows: 201820172016 Weighted WeightedWeighted average fair average fair average fair value at value at value at Millionsgrant dateMillionsgrant dateMillionsgrant date Other information The total fair value of shares vested during the year ended 31 March 2018 was £74 million (2017: £83 million; 2016: £58 million). The compensation cost included in the consolidated income statement in respect of share options and share plans was €128 million (2017: €95 million; 2016: €154 million) which is comprised principally of equity-settled transactions. The average share price for the year ended 31 March 2018 was 216.2 pence (2017: 216.2 pence; 2016: 224.2 pence). 1 April 178 £1.91 198£1.77217£1.56 Granted 74 £1.95 74£1.9763£2.22 Vested (42) £1.76 (47) £1.77(32) £1.80 Forfeited (28) £1.58 (47) £1.57(50) £1.40 31 March 182 £2.04 178£1.91198£1.77 Vodafone Group savings related and Sharesave Plan: £1.01 – £2.00 40£1.6421 –– – 1 April 41 2425 Granted during the year 11 317 Forfeited during the year (2) (1)(1) Exercised during the year (5) (7) (5) Expired during the year (5) (6) (2) 31 March 40 4124 Weighted average exercise price: 1 April £1.61 £1.62£1.49 Granted during the year £1.72 £1.61£1.89 Forfeited during the year £1.65 £1.66£1.54 Exercised during the year £1.57 £1.50£1.42 Expired during the year £1.65 £1.75£1.59 31 March £1.64 £1.61 £1.62

Vodafone Group Plc Annual Report on Form 20-F 2018 161 Overview Strategic Report Governance Financials Other information 27. Acquisitions and disposals We completed a number of acquisitions and disposals during the year. The note below provides details of these transactions as well as those in the prior year including, most significantly, the combination of our operations in the Netherlands with those of Liberty Global plc to form VodafoneZiggo, a 50:50 joint venture. For further details see “Critical accounting judgements and key sources of estimation uncertainty” in note 1 “Basis of preparation” to the consolidated financial statements. Accounting policies Business combinations Acquisitions of subsidiaries are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued by the Group. Acquisition-related costs are recognised in the income statement as incurred. The acquiree’s identifiable assets and liabilities are recognised at their fair values at the acquisition date. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree, if any, over the net amounts of identifiable assets acquired and liabilities assumed at the acquisition date. The interest of the non-controlling shareholders in the acquiree may initially be measured either at fair value or at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets acquired, liabilities and contingent liabilities assumed. The choice of measurement basis is made on an acquisition-by-acquisition basis. Acquisition of interests from non-controlling shareholders In transactions with non-controlling parties that do not result in a change in control, the difference between the fair value of the consideration paid or received and the amount by which the non-controlling interest is adjusted is recognised in equity. Disposals Vodafone And Qatar Foundation L.L.C (‘Vodafone Qatar’) On 29 March 2018, the Group sold its 51% interest in Vodafone And Qatar Foundation L.L.C for consideration of QAR1,350 million (€299 million). The Group recognised a net gain on disposal of €113 million reported in other income and expense. VodafoneZiggo Group Holding B.V. (‘VodafoneZiggo’) On 31 December 2016, we combined our operations in the Netherlands with those of Liberty Global plc to create VodafoneZiggo Group Holding B.V., a 50:50 joint venture providing national unified communications. As a result of the transaction, we no longer consolidate our previous interest in the Netherlands and account for our 50% interest in VodafoneZiggo as a Joint Venture using the equity method. The Group recognised a net gain on the formation of VodafoneZiggo of €1,275 million. €m Notes: 1 Included in purchase of interests in associates and joint ventures in the consolidated statement of cash flows. 2 The fair value of our initial investment in VodafoneZiggo is not observable in a quoted market. Accordingly, the fair value has been primarily determined with reference to the outcome of a discounted cash flow analysis. Certain significant inputs used in the valuation, such as forecasts of future cash flows, are based on our assumptions and are therefore unobservable. The valuation therefore falls under Level 3 of the fair value hierarchy. The weighted average cost of capital and terminal growth rate used to value our initial investment in VodafoneZiggo were 7.0% and 1.0% respectively. 3 Includes our 50% share of cash paid to both shareholders on creation of VodafoneZiggo (€1,422 million), together with an equalisation payment of €802 million made to Liberty Global plc. 4 Reported in other income and expense in the consolidated income statement. Includes €637 million related to the re-measurement of our retained interest in Vodafone Libertel B.V. Transaction costs of €35 million were charged in the consolidated income statement in the year. Goodwill (855) Other intangible assets (1,415) Property, plant and equipment (1,164) Inventory (24) Trade and other receivables (302) Cash and cash equivalents1 (56) Current and deferred taxation 87 Short and long-term borrowings 1,000 Trade and other payables 387 Provisions 28 Net assets contributed into VodafoneZiggo (2,314) Fair value of investment in VodafoneZiggo2 2,970 Net cash proceeds arising from the transaction1,3 619 Net gain on formation of VodafoneZiggo4 1,275

162 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 28. Commitments A commitment is a contractual obligation to make a payment in the future, mainly in relation to leases and agreements to buy assets such as network infrastructure and IT systems. These amounts are not recorded in the consolidated statement of financial position since we have not yet received the goods or services from the supplier. The amounts below are the minimum amounts that we are committed to pay. Accounting policies Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership of the asset to the lessee. All other leases are classified as operating leases. Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments as determined at the inception of the lease. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in the income statement. Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term. Operating lease commitments The Group has entered into commercial leases on certain properties, network infrastructure, motor vehicles and items of equipment. The leases have various terms, escalation clauses, purchase options and renewal rights, none of which are individually significant to the Group. Future minimum lease payments under non-cancellable operating leases comprise: 20182017 €m€m The total of future minimum sublease payments expected to be received under non-cancellable subleases is €859 million (2017: €584 million). Capital commitments Company and subsidiariesShare of joint operationsGroup 201820172018201720182017 €m€m€m€m€m€m Note: 1 Commitment includes contracts placed for property, plant and equipment and intangible assets. Contracts placed for future capital expenditure not provided in the financial statements1 2,630 2,052 76 88 2,706 2,140 Within one year 2,686 2,522 In more than one year but less than two years 1,633 1,487 In more than two years but less than three years 1,155 1,136 In more than three years but less than four years 903 882 In more than four years but less than five years 717 709 In more than five years 2,600 2,693 9,694 9,429

Vodafone Group Plc Annual Report on Form 20-F 2018 163 Overview Strategic Report Governance Financials Other information Acquisition commitments Vodafone India On 20 March 2017, Vodafone announced the agreement to combine its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers), with Idea Cellular Limited (‘Idea’), which is listed on the Indian Stock Exchanges, with the combined company to be jointly controlled by Vodafone and the Aditya Birla Group (‘ABG’). Vodafone will own 45.1% of the combined company after transferring a stake of 4.9% to the Aditya Birla Group for approximately INR39 billion (approximately US$579 million) in cash concurrent with completion of the merger. ABG will then own 26.0% and has the right to acquire more shares from Vodafone under an agreed mechanism with a view to equalising the shareholdings over time. If Vodafone and ABG’s shareholdings in the combined company are not equal after four years, Vodafone will sell down shares in the combined company to equalise its shareholding to that of the ABG over the following five-year period. Until equalisation is achieved, the voting rights of the additional shares held by Vodafone will be restricted and votes will be exercised jointly under the terms of the shareholders’ agreement. The transaction has a break-fee of INR33 billion (US$500 million) that would become payable under certain circumstances. On 4 January 2018 Idea announced its intention to raise up to INR67.5 billion (€882 million) of equity, which was achieved through a INR32.5 billion (€425 million) preferential allotment to the ABG entities and an additional INR35.0 billion (€457 million) of equity raised through a qualified institutions placement. The proceeds from this capital raise, in addition to the INR78.5 billion (€1.0 billion) of proceeds from the announced disposals of Vodafone India’s and Idea’s standalone tower businesses, would be used to strengthen the balance sheet of the merged entity (Vodafone India and Idea). As a consequence of the change in shareholding in Idea following the capital raise, ABG and Vodafone have agreed that ABG will buy a minimum of 2.5% of the merged entity from Vodafone, or such higher stake required in order for ABG to ultimately own at least 26% of the merged entity. Consequently, Vodafone will receive minimum proceeds of INR19.6 billion (€256 million) from such sale and Vodafone’s ownership in the combined entity is expected to be not more than 47.5% at completion. Vodafone’s stake in the combined entity in excess of 45.1% will not be subject to any lock-up after closing and Vodafone will be free to sell the relevant shares without restrictions. Based on ABG’s shareholding in Idea as at 31 March 2018, ABG will need to acquire approximately 4.8% of the merged entity from Vodafone at completion in order to own at least 26% of the merged entity. This would result in Vodafone having an approximate 45.2% shareholding. The aforementioned changes to the capital structure were already contemplated in the scheme of arrangement for the merger, which has been approved by the Competition Commission of India, the shareholders and creditors of both Idea and Vodafone India, and the relevant National Company Law Tribunals. Foreign investment and Department of Telecommunications approvals are currently pending. As such, Vodafone now expects the merger to be completed in June 2018. As per the agreement entered into on 20 March 2017, Vodafone India’s contribution of net debt to the merged entity and Vodafone Group’s funding requirement will be dependent on Idea’s net debt at completion of the merger, as well as customary closing adjustments, but is not affected by proceeds received in relation to the announced disposals of Vodafone India’s and Idea’s standalone towers and a potential monetisation of Idea’s 11.15% stake in Indus Towers. Vodafone will contribute INR24.8 billion (€323 million) more net debt than Idea at completion. On 31 March 2018, Vodafone India completed the sale of its standalone tower business in India to ATC Telecom Infrastructure Private Limited (‘ATC’) for an enterprise value of INR38.5 billion (€478 million). The receipt of these proceeds prior to completion of the proposed merger of Vodafone India and Idea was anticipated and provided for in the merger agreement and hence does not affect the agreed terms of the merger, including the amount of debt which Vodafone will contribute to the combined company at completion. Completion of Idea’s sale of its standalone tower business to ATC for INR40.0 billion is expected in the first half of this calendar year. Following the completion of Idea’s equity raise in February 2018, under the terms of the merger agreement with Idea the Group intends to inject up to €1 billion of incremental equity into India, net of the proceeds of the sale of a stake in the JV to the Aditya Birla Group, prior to completion. Vodafone Greece On 23 January 2018, Vodafone announced that Vodafone Greece had agreed to acquire CYTA Telecommunications Hellas S.A., a provider of fixed and mobile telecommunication services in Greece, for a total enterprise value of €118 million. The acquisition is subject to a number of conditions, including antitrust clearance by the relevant competent authorities. Vodafone to acquire Liberty Global’s operations in Germany, the Czech Republic, Hungary and Romania On 9 May 2018, Vodafone announced that it had agreed to acquire Liberty Global’s operations in Germany, the Czech Republic, Hungary and Romania for an enterprise value of €18.4 billion. See note 31 “Subsequent events” for further details.

164 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 29. Contingent liabilities and legal proceedings Contingent liabilities are potential future cash outflows, where the likelihood of payment is considered more than remote, but is not considered probable or cannot be measured reliably. 20182017 €m€m Notes: 1 Performance bonds require the Group to make payments to third parties in the event that the Group does not perform what is expected of it under the terms of any related contracts or commercial arrangements. 2 Other guarantees principally comprise Vodafone Group Plc’s guarantee of the Group’s 50% share of an AUD1.7 billion loan facility and a US$3.5 billion loan facility of its joint venture, Vodafone Hutchison Australia Pty Limited. The Group’s share of these loan balances is included in the net investment in joint venture (see note 12 “Investments in joint ventures”). UK pension schemes The Group’s main defined benefit scheme is the Vodafone UK Group Pension Scheme (the ‘Scheme’) which has two segregated sections, the Vodafone Section and the CWW Section, as detailed in note 25. The Group has covenanted to provide security in favour of both the Vodafone Sections and CWW Section of the Scheme whilst a deficit remains. The deficit is measured on a prescribed basis agreed between the Group and Trustee. The Group provides a combination of surety bonds and a charge over UK indexed gilts as the security. The level of the security has varied since inception in line with the movement in the Scheme deficit. At 31 March 2018 the Scheme retains security over €536 million (notional value) for the Vodafone Section and €57 million (notional value) for the CWW Section. The security may be substituted either on a voluntary or mandatory basis. The Company has also provided two guarantees to the Vodafone Section of the Scheme for a combined value up to €1.7 billion to provide security over the deficit under certain defined circumstances, including insolvency of the employers. The Company has also agreed a similar guarantee of up to €1.7 billion for the CWW Section. An additional smaller UK defined benefit scheme, the THUS Plc Group Scheme, has a guarantee from the Company for up to €114 million. Legal proceedings The Company and its subsidiaries are currently, and may from time to time become, involved in a number of legal proceedings, including inquiries from, or discussions with, governmental authorities that are incidental to their operations. However, save as disclosed below, the Company does not believe that it or its subsidiaries are currently involved in (i) any legal or arbitration proceedings (including any governmental proceedings which are pending or known to be contemplated) which may have, or have had in the 12 months preceding the date of this report, a material adverse effect on the financial position or profitability of the Group; or (ii) any material proceedings in which any of the Company’s Directors, members of senior management or affiliates are either a party adverse to the Company or its subsidiaries or have a material interest adverse to the Company or its subsidiaries. Due to inherent uncertainties, the Company cannot make any accurate quantification of any cost, or timing of such cost, which may arise from any of the legal proceedings referred to in this Annual Report, however costs in complex litigation can be substantial. Indian tax cases In August 2007 and September 2007, Vodafone India Limited (‘VIL’) and Vodafone International Holdings BV (‘VIHBV’) respectively received notices from the Indian tax authority alleging potential liability in connection with an alleged failure by VIHBV to deduct withholding tax from consideration paid to the Hutchison Telecommunications International Limited group (‘HTIL’) in respect of HTIL’s gain on its disposal to VIHBV of its interests in a wholly-owned Cayman Island incorporated subsidiary that indirectly holds interests in VIL. Following approximately five years of litigation in the Indian courts in which VIHBV sought to set aside the tax demand issued by the Indian tax authority, in January 2012 the Supreme Court of India handed down its judgement, holding that VIHBV’s interpretation of the Income Tax Act 1961 was correct, that the HTIL transaction in 2007 was not taxable in India, and that consequently, VIHBV had no obligation to withhold tax from consideration paid to HTIL in respect of the transaction. The Supreme Court of India quashed the relevant notices and demands issued to VIHBV in respect of withholding tax and interest. On 28 May 2012 the Finance Act 2012 became law. The Finance Act 2012, which amended various provisions of the Income Tax Act 1961 with retrospective effect, contained provisions intended to tax any gain on transfer of shares in a non-Indian company, which derives substantial value from underlying Indian assets, such as VIHBV’s transaction with HTIL in 2007. Further, it seeks to subject a purchaser, such as VIHBV, to a retrospective obligation to withhold tax. VIHBV received a letter on 3 January 2013 from the Indian tax authority reminding it of the tax demand raised prior to the Supreme Court of India’s judgement and purporting to update the interest element of that demand to a total amount of INR142 billion, which includes principal and interest as calculated by the Indian tax authority but does not include penalties. On 10 January 2014, VIHBV served an amended trigger notice on the Indian Government under the Netherlands-India Bilateral Investment Treaty (‘Dutch BIT’), supplementing a trigger notice filed on 17 April 2012, immediately prior to the Finance Act 2012 becoming effective, to add claims relating to an attempt by the Indian Government to tax aspects of the transaction with HTIL under transfer pricing rules. A trigger notice announces a party’s intention to submit a claim to arbitration and triggers a cooling off period during which both parties may seek to resolve the dispute amicably. Notwithstanding their attempts, the parties were unable to amicably resolve the dispute within the cooling off period stipulated in the Dutch BIT. On 17 April 2014, VIHBV served its notice of arbitration under the Dutch BIT, formally commencing the Dutch BIT arbitration proceedings. In June 2016, the tribunal was fully constituted with Sir Franklin Berman KCMG QC appointed as presiding arbitrator. The Indian Government has raised objections to the application of the treaty to VIHBV’s claims and to the jurisdiction of the tribunal under the Dutch BIT. On 19 June 2017, the tribunal decided to try both these jurisdictional objections along with the merits of VIHBV’s claim in a hearing now scheduled for February 2019. More recent attempts by the Indian Government to have the jurisdiction arguments heard separately have also failed. VIHBV will file its response to India’s defence in July 2018 and India will respond in December 2018. Performance bonds1 993 2,413 Other guarantees and contingent liabilities2 4,036 3,576

Vodafone Group Plc Annual Report on Form 20-F 2018 165 Overview Strategic Report Governance Financials Other information Separately, on 15 June 2015, Vodafone Group Plc and Vodafone Consolidated Holdings Limited served a trigger notice on the Indian Government under the United Kingdom-India Bilateral Investment Treaty (‘UK BIT’) in respect of retrospective tax claims under the Income Tax Act 1961 (as amended by the Finance Act 2012). Although relating to the same underlying facts as the claim under the Dutch BIT, the claim brought by Vodafone Group Plc and Vodafone Consolidated Holdings Limited is a separate and distinct claim under a different treaty. On 24 January 2017, Vodafone Group Plc and Vodafone Consolidated Holdings Limited served a Notice of Arbitration on the Indian Government formally commencing the arbitration. The Indian Government has appointed a second arbitrator as required under the UK BIT under protest. The Indian Government has indicated that it considers the arbitration under the UK BIT to be an abuse of process but this is strongly denied by Vodafone. On 22 August 2017, the Indian Government obtained an injunction from the Delhi High Court preventing Vodafone from progressing the UK BIT arbitration. Vodafone was not present when India obtained this injunction and applied to dismiss it. On 26 October 2017, the Delhi High Court varied its order to permit Vodafone to participate in the formation of the UK BIT tribunal. It now consists of Marcelo Kohen, an Argentinian national and professor of international law in Geneva (appointed by India), Neil Kaplan, a British national (appointed by Vodafone Group Plc) and Professor Campbell Mclachlan QC, a New Zealand national (appointed by the parties as presiding arbitrator). No further steps in the arbitration were permitted pending a decision on India’s injunction. On 7 May 2018, the Delhi High Court dismissed the injunction. The Indian Government has appealed the decision. On 12 February 2016, VIHBV received a notice dated 4 February 2016 of an outstanding tax demand of INR221 billion (which included interest accruing since the date of the original demand) along with a statement that enforcement action, including against VIHBV’s indirectly held assets in India, would be taken if the demand was not satisfied. On 29 September 2017, VIHBV received an electronically generated demand in respect of alleged principal, interest and penalties in the amount of INR190.7 billion. This demand does not appear to have included any element for alleged accrued interest liability. Separate proceedings in the Bombay High Court taken against VIHBV to seek to treat it as an agent of HTIL in respect of its alleged tax on the same transaction, as well as penalties of up to 100% of the assessed withholding tax for the alleged failure to have withheld such taxes, were listed for hearing at the request of the Indian Government on 21 April 2016 despite the issue having been ruled upon by the Supreme Court of India. The hearing has since been periodically listed and then adjourned or not reached hearing. VIHBV and Vodafone Group Plc will continue to defend vigorously any allegation that VIHBV or VIL is liable to pay tax in connection with the transaction with HTIL and will continue to exercise all rights to seek redress including pursuant to the Dutch BIT and the UK BIT. We have not recorded a provision in respect of the retrospective provisions of the Income Tax Act 1961 (as amended by the Finance Act 2012) and any tax demands based upon such provisions. Other Indian tax cases VIL and Vodafone India Services Private Limited (‘VISPL’) (formerly 3GSPL) are involved in a number of tax cases with total claims exceeding €2.4 billion plus interest, and penalties of up to 300% of the principal. VISPL tax claims VISPL has been assessed as owing tax of approximately €264 million (plus interest of €422 million) in respect of (i) a transfer pricing margin charged for the international call centre of HTIL prior to the 2007 transaction with Vodafone for HTIL assets in India; (ii) the sale of the international call centre by VISPL to HTIL; and (iii) the acquisition of and/or the alleged transfer of options held by VISPL for VIL. The first two of the three heads of tax are subject to an indemnity by HTIL. The larger part of the potential claim is not subject to any indemnity. VISPL unsuccessfully challenged the merits of the tax demand in the statutory tax tribunal and the jurisdiction of the tax office to make the demand in the High Court. The Tax Appeal Tribunal heard the appeal and ruled in the Tax Office’s favour. VISPL lodged an appeal (and stay application) in the Bombay High Court which was concluded in early May 2015. On 13 July 2015 the tax authorities issued a revised tax assessment reducing the tax VISPL had previously been assessed as owing in respect of (i) and (ii) above. In the meantime, (i) a stay of the tax demand on a deposit of £20 million and (ii) a corporate guarantee by VIHBV for the balance of tax assessed remain in place. On 8 October 2015, the Bombay High Court ruled in favour of Vodafone in relation to the options and the call centre sale. The Tax Office has appealed to the Supreme Court of India. A hearing has been adjourned with no specified date. Indian regulatory cases Litigation remains pending in the Telecommunications Dispute Settlement Appellate Tribunal (‘TDSAT’), High Courts and the Supreme Court of India in relation to a number of significant regulatory issues including mobile termination rates (‘MTRs’), spectrum and licence fees, licence extension and 3G intra-circle roaming (‘ICR’). 3G inter-circle roaming: Vodafone India and others v Union of India In April 2013, the Indian Department of Telecommunications (‘DoT’) issued a stoppage notice to VIL’s operating subsidiaries and other mobile operators requiring the immediate stoppage of the provision of 3G services on other operators’ mobile networks in an alleged breach of licence claim. The DoT also imposed a fine of approximately €5.5 million. VIL applied to the Delhi High Court for an order quashing the DoT’s notice. Interim relief from the notice has been granted (but limited to existing customers at the time with the effect that VIL was not able to provide 3G services to new customers on other operators’ 3G networks pending a decision on the issue). The dispute was referred to the TDSAT for decision, which ruled on 28 April 2014 that VIL and the other operators were permitted to provide 3G services to their customers (current and future) on other operators’ networks. The DoT has appealed the judgement and sought a stay of the tribunal’s judgement. The DoT’s stay application was rejected by the Supreme Court of India. The matter is pending before the Supreme Court of India. One time spectrum charges: VIL v Union of India The Indian Government has sought to impose one time spectrum charges of approximately €525 million on certain operating subsidiaries of VIL. VIL filed a petition before the TDSAT challenging the one time spectrum charges on the basis that they are illegal, violate VIL’s licence terms and are arbitrary, unreasonable and discriminatory. The tribunal stayed enforcement of the Government’s spectrum demand pending resolution of the dispute. The matter is due to go for final hearing before the Supreme Court of India, and will be listed in due course. Other public interest litigation Three public interest litigations have been initiated in the Supreme Court of India against the Indian Government and private operators on the grounds that the grant of additional spectrum beyond 4.4/6.2 MHz has been illegal. The cases seek appropriate investigation and compensation for the loss to the exchequer.

166 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 29. Contingent liabilities and legal proceedings (continued) Adjusted Gross Revenue (‘AGR’) dispute before the Supreme Court of India: VIL and others v Union of India VIL has challenged the tribunal’s judgement dated 23 April 2015 to the extent that it dealt with the calculation of AGR, upon which licence fees and spectrum usage charges are based. The cumulative impact of the inclusion of these components is approximately €1.67 billion. The Department of Telecommunications (‘DoT’) also moved cross appeals challenging the tribunal’s judgement. In the hearing before the Supreme Court of India, the Court orally directed the DoT not to take any coercive steps in the matter, which was adjourned. On 29 February 2016, the Supreme Court of India ordered that the DoT may continue to raise demands for fees and charges, but may not enforce them until a final decision on the matter. Other cases in the Group Patent litigation Germany The telecoms industry is currently involved in significant levels of patent litigation brought by non-practising entities (‘NPEs’) which have acquired patent portfolios from current and former industry companies. Vodafone is currently a party to patent litigation cases in Germany brought against Vodafone Germany by Marthon, IPCom and Intellectual Ventures. Vodafone has contractual indemnities from suppliers which have been invoked in relation to the alleged patent infringement liability. Spain Vodafone Group Plc has been sued in Spain by TOT Power Control (‘TOT’), an affiliate of Top Optimized Technologies. The claim makes a number of allegations including patent infringement, with TOT seeking over €500 million from Vodafone Group Plc as well as an injunction against using the technology in question. Vodafone’s initial challenge of the appropriateness of Spain as a venue for this dispute was denied. Vodafone Group Plc appealed the denial and was partially successful. In a decision dated 30 October 2017, the court ruled that while it did have jurisdiction to hear the infringement case relating to the Spanish patent, it was not competent to hear TOT’s contractual and competition law claims. This decision is subject to appeal. TOT’s application for an injunction was unsuccessful and TOT is appealing. A trial has now been set to commence on 10 September 2018. Germany: Mannesmann and Kabel Deutschland takeover – class actions Since 2001, the German courts have been determining the adequacy of the mandatory cash offer made to minority shareholders in Vodafone’s takeover of Mannesmann. The German courts were also asked to consider whether “squeeze out” compensation was payable to affected Mannesmann shareholders in a similar proceeding. In September 2014, the German courts awarded compensation to minority shareholders of Mannesmann in the amount of €229.58 per share, which would have resulted in a pay-out of €19 million. The German courts also ruled that the “squeeze out” compensation should amount to €251.31 per share, which would have resulted in a pay-out of €43.8 million. Vodafone appealed these decisions and in March 2018 the Court ruled in Vodafone’s favour that the original compensation had been adequate. There is no right of appeal. Similar proceedings were initiated by 80 Kabel Deutschland shareholders. These proceedings are in their early stages, and, accordingly, Vodafone believes that it is too early to assess the likely quantum of any claim. In a hearing on 6 October 2016, the Court examined the Kabel Deutschland business plan which formed the main basis for the calculation of the offer per share. The next hearings are scheduled for June 2018. Italy: British Telecom (Italy) v Vodafone Italy The Italian Competition Authority concluded an investigation in 2007 when Vodafone Italy gave certain undertakings in relation to allegations that it had abused its dominant position in the wholesale market for mobile termination. In 2010, British Telecom (Italy) brought a civil damages claim against Vodafone Italy on the basis of the Competition Authority’s investigation and Vodafone Italy’s undertakings. British Telecom (Italy) sought damages in the amount of €280 million for abuse of dominant position by Vodafone Italy in the wholesale fixed to mobile termination market for the period from 1999 to 2007. A court appointed expert delivered an opinion to the Court that the range of damages in the case should be in the region of €10 million to €25 million which was reduced in a further supplementary report published in September 2014 to a range of €8 million to €11 million. Judgement was handed down by the court in August 2015, awarding €12 million (including interest) to British Telecom (Italy). British Telecom (Italy) appealed the amount of the damages to the Court of Appeal of Milan. In addition, British Telecom (Italy) has asked again for a reference to the European Court of Justice for an interpretation of the European community law on antitrust damages. Vodafone Italy also filed an appeal which was successful. British Telecom (Italy) were ordered to repay to Vodafone Italy the €12 million with interest and legal costs. An appeal to the Supreme Court is still possible. Italy: FASTWEB v Vodafone Italy The Italian Competition Authority concluded an investigation in 2007 when Vodafone Italy gave certain undertakings in relation to allegations it had abused its dominant position in the wholesale market for mobile termination. In 2010, FASTWEB brought a civil damages claim against Vodafone Italy on the basis of the Competition Authority’s investigation and Vodafone Italy’s undertakings. FASTWEB sought damages in the amount of €360 million for abuse of dominant position by Vodafone Italy in the wholesale fixed to mobile termination market. A court appointed expert delivered an opinion to the Court that the range of damages in the case should be in the region of €0.5 million to €2.3 million. On 15 October 2014, the Court decided to reject FASTWEB’s damages claim in its entirety. FASTWEB appealed the decision and the first appeal hearing took place in September 2015. The final hearing took place in September 2016, and on 1 March 2017 the Court rejected FASTWEB’s appeal and confirmed the first instance ruling. FASTWEB appealed this decision to the Supreme Court and a decision is not expected for two to three years. Italy: Telecom Italia v Vodafone Italy (‘TeleTu’) Telecom Italia brought civil claims against Vodafone Italy in relation to TeleTu’s alleged anti-competitive retention of customers. Telecom Italia seeks damages in the amount of €101 million. The Court decided on 9 June 2015 to appoint an expert to verify whether TeleTu has put in place anticompetitive retention activities. The expert has prepared a draft report with a range of damages from €nil–9 million.

Vodafone Group Plc Annual Report on Form 20-F 2018 167 Overview Strategic Report Governance Financials Other information Greece: Papistas Holdings SA, Mobile Trade Stores (formerly Papistas SA) and Athanasios and Loukia Papistas v Vodafone Greece, Vodafone Group Plc and certain Directors and Officers of Vodafone In December 2013, Mr. and Mrs. Papistas, and companies owned or controlled by them, brought three claims in the Greek court in Athens against Vodafone Greece, Vodafone Group Plc and certain Directors and officers of Vodafone Greece and Vodafone Group Plc for purported damage caused by the alleged abuse of dominance and wrongful termination of a franchise arrangement with a Papistas company. Approximately €1.0 billion of the claim is directed exclusively at one former and one current Director of Vodafone Greece. The balance of the claim (approximately €285.5 million) is sought from Vodafone Greece and Vodafone Group Plc on a joint and several basis. Both cases have been adjourned until September 2018. Netherlands: Consumer credit/handset case In February 2016, the Dutch Supreme Court ruled on the Dutch implementation of the EU Consumer Credit Directive and “instalment sales agreements” (a Dutch law concept), holding that bundled “all-in” mobile subscription agreements (i.e. device along with mobile services) are considered consumer credit agreements. As a result, Vodafone Netherlands, together with the industry, has been working with the Ministry of Finance and the Competition Authority on compliance requirements going forward for such offers. The ruling also has retrospective effect. A number of small claims have been submitted by individual customers in the small claims courts. On 15 February 2018, Consumentenbond (a claims agency) issued a press release stating that Consumentenbond has initiated collective claim proceedings against VodafoneZiggo, Tele2, T-Mobile and now KPN. South Africa: GH Investments (‘GHI’) v Vodacom Congo Vodacom Congo contracted with GHI to install ultra-low cost base stations on a revenue share basis. After rolling out three sites, GHI stopped and sought to renegotiate the terms. Vodacom Congo refused. GHI accused it of bad faith and infringement of intellectual property rights. In April 2015, GHI issued a formal notice for a claim of US$1.16 billion, although there does not seem to be a proper basis nor any substantiation for the compensation claimed. The dispute was submitted to mediation under the International Chamber of Commerce. A mediator was appointed in September 2015 who convened a first meeting which took place in early November 2015. A follow-up mediation meeting was scheduled for December 2015 but was postponed without a new date having been fixed. In July 2016, Vodacom filed a request for arbitration with the International Chamber of Commerce’s International Court of Arbitration. In their response GHI revised their claim down to US$256 million. Each party has appointed an arbitrator and the arbitrators have appointed a third arbitrator to act as chairman of the tribunal. A trial was scheduled for March 2018 but GHI failed to pay its share of the arbitration fees resulting in a decision by the Court in February 2018 that GHI’s claims were considered withdrawn. South Africa: Makate v Vodacom (Proprietary) Limited (‘Vodacom’) Negotiations in accordance with the Constitutional Court order to determine a reasonable compensation for Mr. Makate for a business idea that led to a product known as “Please Call Me” have deadlocked and the matter has been referred to the Group’s Chief Executive Officer to determine reasonable compensation in accordance with the Constitutional Court order. 30. Related party transactions The Group has a number of related parties including joint arrangements and associates, pension schemes and Directors and Executive Committee members (see note 12 “Investments in associates and joint arrangements”, note 25 “Post employment benefits” and note 23 “Directors and key management compensation”). Transactions with joint arrangements and associates Related party transactions with the Group’s joint arrangements and associates primarily comprise fees for the use of products and services including network airtime and access charges, fees for the provision of network infrastructure and cash pooling arrangements. No related party transactions have been entered into during the year which might reasonably affect any decisions made by the users of these consolidated financial statements except as disclosed below. 201820172016 €m€m€m Note: 1 Amounts arise primarily through VodafoneZiggo, Vodafone Hutchison Australia and Cornerstone Telecommunications Infrastructure Limited. Interest is paid in line with market rates. Dividends received from associates and joint ventures are disclosed in the consolidated statement of cash flows. Sales of goods and services to associates 19 3739 Purchase of goods and services from associates 1 90118 Sales of goods and services to joint arrangements 194 1921 Purchase of goods and services from joint arrangements 199 18392 Net interest income receivable from joint arrangements1 120 8792 Trade balances owed: by associates 4 –1 to associates 2 14 by joint arrangements 107 158232 to joint arrangements 28 1571 Other balances owed by joint arrangements1 1,328 1,209 108 Other balances owed to joint arrangements1 150 127106

168 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 30. Related party transactions (continued) Transactions with Directors other than compensation During the three years ended 31 March 2018, and as of 8 June 2018, no Director nor any other executive officer, nor any associate of any Director or any other executive officer, was indebted to the Company. During the three years ended 31 March 2018 and as of 8 June 2018, the Company has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including Directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest. 31. Subsequent events Vodafone UK On 5 April 2018, Vodafone announced that Vodafone UK had acquired 50 MHz of spectrum in the 3400 MHz band for mobile data services in Ofcom’s auction for a total cost of £378.2 million (€433.4 million). The spectrum acquired has a 20 year term and is convertible to perpetual licences thereafter. Indus Towers On 25 April 2018, Vodafone, Bharti Airtel Limited (‘Bharti Airtel’) and Idea announced the merger of Indus Towers Limited (‘Indus Towers’) into Bharti Infratel Limited (‘Bharti Infratel’), creating a combined company that will own the respective businesses of Bharti Infratel and Indus Towers. Indus Towers is currently jointly owned by Bharti Infratel (42%), Vodafone (42%), Idea Group (11.15%) and Providence (4.85%). Bharti Airtel and Vodafone will jointly control the combined company, in accordance with the terms of a new shareholders’ agreement. Idea Group has the option to either sell its 11.15% shareholding in Indus Towers for cash or receive new shares in the combined company. Providence has the option to elect to receive cash or shares for 3.35% of its 4.85% shareholding in Indus Towers, with the balance exchanged for shares. Vodafone will be issued with 783.1 million new shares in the combined company, in exchange for its 42% shareholding in Indus Towers. On the basis that (a) Providence decides to sell 3.35% of its 4.85% shareholding in Indus Towers for cash and (b) Idea Group decides to sell its full 11.15% shareholding in Indus Towers for cash, these shares would be equivalent to a 29.4% shareholding in the combined company. On the basis that (a) Providence decides to sell 3.35% of its 4.85% shareholding in Indus Towers for cash, and (b) Idea Group decides to sell its full 11.15% shareholding in Indus Towers for cash, Bharti Airtel’s shareholding will be diluted from 53.5% in Bharti Infratel today to 37.2% in the combined company. The final number of shares issued to Vodafone and the cash paid or shares issued to Idea Group and Providence, will be subject to closing adjustments, including but not limited to movements in net debt and working capital for Bharti Infratel and Indus Towers. The transaction is conditional on regulatory and other approvals and is expected to close before the end of the financial year ending 31 March 2019. Vodafone to acquire Liberty Global’s operations in Germany, the Czech Republic, Hungary and Romania On 9 May 2018, Vodafone announced that it had agreed to acquire Unitymedia GmbH (‘Unitymedia’) in Germany and Liberty Global’s operations (excluding its ‘Direct Home’ business) in the Czech Republic (‘UPC Czech’), Hungary (‘UPC Hungary’), and Romania (‘UPC Romania’), for a total enterprise value of €18.4 billion (the ‘Transaction’). This is expected to comprise approximately €10.8 billion of cash consideration paid to Liberty Global and €7.6 billion of existing Liberty debt, subject to completion adjustments. UPC Czech, UPC Hungary and UPC Romania will be acquired on a cash-free, debt-free basis, while it is expected that Unitymedia’s existing bond structure (€4.5 billion outstanding as of 9 May 2018) will be retained and refinanced over time, with €2.2 billion of Unitymedia’s term loans to be refinanced shortly after completion. The €10.8 billion of cash consideration payable to Liberty Global and the refinancing of Unitymedia’s term loans will be financed using Vodafone’s existing cash, around €10 billion of new debt facilities (including hybrid debt securities) and around €3 billion of mandatory convertible bonds, which will be issued prior to completion. The cash consideration payable to Liberty Global will be subject to adjustments for net debt and other items at completion. A break fee of €250 million will be payable by Vodafone, in certain circumstances, if the Transaction does not complete. The Transaction is subject to review by and approval from the European Commission. It is anticipated that completion will take place around the middle of calendar 2019. Bond issuance On 23 May 2018, the Group raised US$11.5billion (€9.8 billion) of bond debt to support the acquisition, announced on 9 May 2018, of Unitymedia GmbH (‘Unitymedia’) in Germany and Liberty Global’s operations (excluding its ‘Direct Home’ business) in the Czech Republic (‘UPC Czech’), Hungary (‘UPC Hungary’), and Romania (‘UPC Romania’). The bond issuance completed and the cash was received on 30 May 2018. Repurchase of Floating Rate Notes by Verizon On 24 May 2018 Verizon Communications Inc. (‘Verizon’) repurchased the outstanding US$2.5 billion aggregate principal amount of Floating Rate Notes due 2025 (the ‘Notes’) issued by Verizon and held by an indirect subsidiary of Vodafone. Pursuant to the terms of a Noteholders Agreement, dated 21 February 2014, the repurchase price for the Notes was the US$2.5 billion principal outstanding plus accrued and unpaid interest on the Notes up to, but excluding, the repurchase date.

Vodafone Group Plc Annual Report on Form 20-F 2018 169 Brazil Technologies (Beijing) Co, Ltd ry shares Vodafone China Limited (China) 100.00 Equity interest Brasil Ltda. ry shares Cable & Wireless Communications 100.00 Branch Cobra do Brasil Serviços de 70.00 Ordinary shares Ltd (Beijing Branch) Vodafone Enterprise 100.00 Ordinary shares Telecomunicações Ltda (Shanghai) Co., Ltd. Bulgaria Congo, The Democratic Republic of the eemable ce shares Vodafone Enterprise Bulgaria 100.00 Ordinary shares Vodacash S.A. 2 32.90 Ordinary shares S.A.R.L. 2 ry shares Cayman Islands Limited Czech Republic CGP Investments (Holdings) 100.00 Ordinary shares Oskar Mobil S.R.O. 100.00 Basic capital Vodafone Enterprise Chile S.A. 100.00 Ordinary shares Vodafone Czech Republic A.S. 100.00 Ordinary shares Overview Strategic Report Governance Financials Other information s, joint arrangements and associated undertakings is detailed below. nts and associated undertakings (as defined in the Large and Medium-sized Companies and Groups 8) as at 31 March 2018 is detailed below. No subsidiaries are excluded from the Group consolidation. subsidiaries all have share capital consisting solely of ordinary shares and are indirectly held. The percentage e proportion of nominal capital and voting rights unless otherwise stated. Company. Control is achieved where the Company has existing rights that give it the current ability mpany’s returns and exposure or rights to variable returns from the entity. The results of subsidiaries acquired ed in the consolidated income statement from the effective date of acquisition or up to the effective date ary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into come and expenses are eliminated on consolidation. s of consolidated subsidiaries are identified separately from the Group’s equity therein. Non-controlling nterests at the date of the original business combination and the non-controlling shareholder’s share e combination. Total comprehensive income is attributed to non-controlling interests even if this results deficit balance. % of share % of share class heldclass held by Group by Group hare classCompany nameCompanies Share classCompany nameCompanies Share class Belgium China Vodafone Belgium SA/NV100.00 Ordinary shares ry sharesVodafone Automotive100.00 Ordinary shares Jianguomenwai Avenue, Chaoyang District, Beijing, Vodafone Serviços Empresariais 100.00 Ordinary shares shares Chaoyang District, Beijing, 100020, China Telemàtica ltda.Technical Service (Shanghai) Co. ry shares Vodafone Empresa Brasil 100.00 Ordinary shares Communications Technical Service y shares, nvertible EOOD ry sharesCameroon Vodacom Congo (RDC) SA 2,332.90 Ordinary shares ry sharesCote d’Ivoire ry sharesVodacom Business Cameroon SA 264.52 Ordinary shares Canada Vodacom Business Cote D’Ivoire 64.52 Ordinary shares Vodafone Canada Inc.100.00 Common sharesCyprus Vodafone Mobile Operations 100.00 Ordinary shares ry shares Limited Chile ry sharesshares Vodafone Enterprise Europe (UK)100.00Branch Limited – CZECH BRANCH 222 Miraflores, P.28, Santiago, Metrop, 97-763, Chile a, námestí Junkových 2, Prague 5, Czech Republic, 155 00, Czech Republic 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands Ali RIza Efendi Caddesi No:33/A Ortaköy, Lefkosa, Cyprus 2 Bloor Street West, Suite 700, Toronto ON M4W3E2, Canada No 62, Rue du Docteur Blanchard, Zone 4C, Abidjan, Cote d’Ivoire Porte 201A 3eme Etage Entree C, immeuble SOCAR, Boulevard de la liberte, Akwa, Douala, Cameroon 0, 292 Avenue de la Justice, Commune de la Gombe, Kinshasa, Congo 10 Tsar Osvoboditel Blvd., 3rd Floor, Spredets Region, Sofia, 1000, Bulgaria Sydney, Unit 558-560, 5/F Standard Chartered Bank Tower, No.201 Century Avenue, Pudong District, Shanghai, 200120, China Rua Boa Vista, 01014-907, 254, 13th Floor, Suite 38, Centro, City of São Paulo, State of São Paulo, Brazil na Unit 1708, Full Tower, No. 9 Dong San Huan Zhong Road, Av José Rocha Bonfim, 214, Cond Praça Capital – Edifício Toronto, sls 228/229 13080-900 Jardim Santa Genebra – Campinas, São Paulo, Brazil a Alice, Floor 36, Unit 23-25, China World Tower 1 No. 1, 100004, China Avenida Cidade Jardim, 400, 7th and 20th Floors, Jardim Paulistano, Sao Paul, Brazil, 01454-000 Building 21, 11, Kangding St., BDA, Beijing, 100176 – China, China Malta House, rue Archimède 25, 1000 Bruxelles, Belgium Kashar, 3 2. Related undertaking s A full list of all of our subsidiarie A full list of subsidiaries, joint arrangeme (Accounts and Reports) Regulations 200 Unless otherwise stated the Company’s held by Group companies reflect both th Subsidiaries Accounting policies A subsidiary is an entity controlled by the to direct the activities that affect the Co or disposed of during the year are includ of disposal, as appropriate. Where necess line with those used by the Group. All intra-group transactions, balances, in Non-controlling interests in the net asset interests consist of the amount of those i of changes in equity since the date of th in the non-controlling interests having a % of share class held by Group Company name Companies S Albania Autostrada Tirane-Durres, Rruga: “Pavaresia”, Nr 61, Tirana, Albania Vodafone Albania Sh.A 100.00 Ordina Vodafone M-PESA SH.P.K. 100.00 Ordina Angola Rua Fernao de Sousa, Condominio do Benga, 10A, Vil Luanda, Angola Vodacom Business (Angola) 63.87 Ordina Limitada 2 Argentina Cerrito 348, 5to B, C1010AAH, Buenos Aires, Argenti CWGNL S.A. 100.00 Ordina Australia C/-KPMG Level 38 Tower Three, International Towers 300 Barangaroo Avenue, Sydney NSW 2000, Australia Quickcomm Pty Limited100.00 Ordinar Red co preferen Level 1, 177 Pacific Highway, North Sydney NSW 206 Australia PPL Pty Limited 100.00 Ordina Talkland Australia Pty Limited 100.00 Ordina VAPL No. 2 Pty Limited 100.00 Ordina Mills Oakley, Level 12, 400 George Street, Sydney NSW 2000, Australia Vodafone Enterprise Australia Pty 100.00 Ordina Limited Austria c/o Stolitzka & Partner Rechtsanwälte OG, Kärntner Ring 12, 3. Stock, 1010, Wien, Austria Vodafone Enterprise Austria GmbH 100.00 Ordina Bahrain RSM Bahrain, 3rd floor Falcon Tower, Diplomatic Are Manama, PO BOX 11816, Bahrain Vodafone Enterprise Bahrain W.L.L. 100.00 Ordina

170 Vodafone Group Plc Annual Report on Form 20-F 2018 Gesellschaft Fur Breitbandkabel-Vodafone Enterprise Denmark A/S 100.00 Ordinary (DKK) Haftung 4 Private Limited Cable & Wireless Networks India 100.00 Equity shares & Co.KG 4 Vodafone International Services LLC 54.93 Ordinary shares Verwaltung “Urbana Teleunion” 38.35 Ordinary shares (India branch) Starnet 54.90 Ordinary shares AG Mercantile Company Private 100.00 Equity shares Kommunikation Mit Beschrankter T elecommunications S.A.E. Ghana Limited Preference shares Limited 2 and non-voting, Limited non-cumulative preference shares Limited Limited Vodafone Enterprise Finland OY 100.00 Ordinary shares Ghana Telecommunications 70.81 Ordinary shares France Private Limited Preference shares Non-convertible Backbone Company Limited Vodafone Automotive Telematics 100.00 Ordinary shares Vodafone Ghana Mobile Financial 70.81 Ordinary shares redeemable Greece Limited Preference shares UMT Investments Limited 100.00 Equity shares Telecommunications Company Usha Martin Telematics Limited 100.00 Equity shares Telecommunications (Hellas) A.E. Kaiserslautern Beteiligungs Vodafone Global Services Private 100.00 Equity shares Guernsey Beteiligungs GmbH 4 Scorpios Beverages Pvt. Ltd 100.00 Equity shares Vodafone India Services Private 100.00 Ordinary shares Kabel Deutschland Holding Zweite 76.70 Ordinary shares Beteiligungs GmbH 4 Limited non-voting GmbH 4 Vodafone India Limited 100.00 Equity shares Kundenbetreuung GmbH 4 non-cumulative Deutschland GmbH Vodafone m-pesa Limited 100.00 Equity shares GmbH Ordinary #2 shares Vodafone Enterprise Hong Kong Ltd 100.00 Ordinary shares Hungary You Broadband India Limited 100.00 Equity shares Ordinary B shares Limited Tavkozlesi Zartkoruen Mukodo registered und Kommunikation GmbH Vodafone Stiftung Deutschland 100.00 Ordinary shares Technologies Private Limited Budapest Private Limited Company ordinary shares Financials Notes to the consolidated financial statements (continued) 32. Related undertakings (continued) % of share% of share% of share class held class held class held by Group by Group by Group Company nameCompanies Share classCompany nameCompanies Share classCompany nameCompanies Share class DenmarkIndia KABELCOM Braunschweig 76.70 Ordinary shares sharesKommunikation Mit Beschrankter EgyptCable and Wireless Global (India)100.00 Ordinary shares Urbana Teleunion Rostock GmbH53.69 Ordinary shares Private Limited Rostock GmbH 4Cable and Wireless (India) Limited100.00Branch KABELCOM Wolfsburg 76.70 Ordinary shares Sarmady Communications 54.91 Ordinary sharesGesellschaft Fur Breitbandkabel-Haftung 4Limited Vodafone Egypt 54.93 Ordinary sharesJaykay Finholding (India) Private100.00Equity shares, Vodafone For Trading 54.87 Ordinary sharesMV Healthcare Services Private100.00Equity shares, Limited Preference shares Vodafone Data54.93 Ordinary sharesVodacom Business (Ghana) 64.52 Ordinary shares Nadal Trading Company Private100.00Equity shares Finlandirredeemable,ND Callus Info Services Private100.00Equity shares Omega Telecom Holdings Private100.00Equity shares Plustech Mercantile Company 100.00Equity shares, Company Limited 100.00 Preference shares National Communications 70.81 Ordinary sharesSMMS Investments Pvt Limited100.00Equity shares, cumulative Development S.A.SServices Limited preference shares Telecom Investments India Private100.00Equity shares, Vodafone Automotive France S.A.S50.94 Ordinary shares Vodafone-Panafon Hellenic 99.87 Ordinary shares V odafone Enterprise France SAS 100.00 New Euro sharesS.A. Germany Vodafone Global Enterprise100.00 Ordinary shares TKS Telepost Kabel-Service 76.70 Ordinary shares GmbH 4Vodafone Innovus S.A. 699.87 Ordinary sharesLimited TKS Telepost Kabel-Service 76.70 Ordinary shares Kaiserslautern GmbH & Co. KG 4360 Connect S.A.99.87 Ordinary shares Vodafone Towers Limited 100.00Equity shares Kabel Deutschland Holding AG 476.70 Ordinary shares Kabel Deutschland Holding Erste76.70 Ordinary shares FB Holdings Limited 100.00 Ordinary shares Beteilgungs GmbH 4Le Bunt Holdings Limited 100.00 Ordinary sharesLimited Kabel Deutschland Neunte100.00 Ordinary shares Silver Stream Investments Limited 100.00 Ordinary shares B eteiligungs GmbH Kabel Deutschland Siebte76.70 Ordinary sharesVBA Holdings Limited 64.52 Ordinary shares Mobile Commerce Solutions 100.00Equity shares Vodafone Kabel Deutschland 76.70 Ordinary sharesVBA International Limited64.52 Ordinary shares,Vodafone Foundation100.00Equity shares irredeemableVodafone India Digital Limited100.00Equity shares Vodafone Kabel Deutschland 76.70 Ordinary sharesnon-convertible PreferenceVodafone India Ventures Limited100.00 Ordinary shares Vodafone Automotive 100.00 Ordinary sharesHong Kong Vodafone Mobile Services Limited100.00Equity shares Vodafone Technology Solutions 100.00Equity shares CRVSH GmbH100.00 Ordinary sharesVodafone Enterprise Global 100.00 Ordinary sharesLimited Vodafone Enterprise Germany 100.00 Ordinary shares,Network HK Ltd Vodafone GmbH100.00 Ordinary A shares, Vodafone Group Services GmbH 100.00 Ordinary sharesYou System Integration Private100.00Equity shares Vodafone Institut für Gesellschaft 100.00 Ordinary sharesVodafone Magyarorszag Mobile 100.00Series A Reszvenytarsasagcommon shares Gemeinnutzige GmbH Connect (India) Mobile100.00Equity shares Vodafone Vierte Verwaltungs AG 100.00 Ordinary sharesVSSB Vodafone Shared Services 100.00Registered HU-1087 Budapest, Hungária körút 40-44., Hungary Skyline Ikon, 1st Floor, 86/92, Andheri Kurla Road, Marol Naka, Andheri East, Mumbai, Maharashtra, 400059, India 6 Lechner Ödön fasor, Budapest, 1096, Hungary Plot No 54, Marol Co-op Industrial Area, Makwana, Off Andheri Kurla Road, Andheri East, Mumbai, Mumbai, Maharashtra, 400059, India Ferdinand-Braun-Platz 1, 40549, Duesseldorf, Germany Level 24, Dorset House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong Buschurweg 4, 76870, Kandel, Germany Roseneath, The Grange, St Peter Port, GY1 2QJ, Guernsey Peninsula Corporate Park, Ganpatro Kadam Marg, Lower Parel, Mumbai, Maharashtra, 400013, India Martello Court, Admiral Park, St. Peter Port, GY1 3HB, Guernsey Indiabulls Finance Center, 1201, 12 Floor, Tower 1, Senapati Bapat Road, Elphinstone (West), Maharashtra, 400013, India Betastraße 6-8, 85774 Unterföhring, Germany C-48, Okhla Industrial Estate, Phase – II, New Delhi, 110 020, India Pireos 163 & Ehelidon, Athens, 11854, Greece 12,5 km National Road Athens – Lamia, Metamorfosi / Athens, 14452, Greece Altes Forsthaus 2, 67661, Kaiserslautern, Germany Business @ Mantri, Tower A, 3rd Floor, S No.197, Wing A1 & A2, Near Hotel Four Points, Lohegaon, Pune, Maharashtra, 411014, India 8th Floor, RDB Boulevard, Plot K-1, Block-EP & GP, Sector – V, Saltlake City, Kolkata, West Bengal, 700091, India Tour Egée, 9/11 Allée de l’Arche, 92671 Courbevoie La Défense Cedex – France 1-3 Tzavella str, 152 31 Halandri, Athens, Greece 144, Avenue Roger Salengro, 92372 – Chaville Cedex, France 1300 route de Cretes, Le WTC, Bat I1, 06560, Valbonne Soph, France Telecom House, Nsawam Road, Accra-North, Greater Accra Region, PMB 221, Ghana c/o Eversheds Asianajotoimisto Oy, Fabianinkatu 29 B, Helsinki, 00100, Finland Smart Village C3 Vodafone Building, Egypt 3rd Floor, The Elizabeth Building, 68 Senchi Link, Airport Residential Area, Accra, Ghana Site No 15/3C, Central Axis, 6th October City, Egypt 127, Maker Chamber III, Nariman Point, Mumbai, Maharashtra, 400021, India 54 El Batal Ahmed Abed El Aziz, Mohandseen, Giza, Egypt Seilerstrasse 18, 38440, Wolfsburg, Germany 37 Kaser El Nil St, 4th. Floor,Cairo,Egypt 17 Port Said Street, Maadi El Sarayat, Cairo, Egypt Nobelstrasse 55, 18059, Rostock, Germany 10th Floor, Tower A&B, Global Technology Park, (Maple Tree Building), Marathahalli Outer Ring Road, Devarabeesanahalli Village, Varthur Hobli, Bengaluru, Bengaluru, Karnataka, 560103, India Tuborg Boulevard 12, 2900, Hellerup, Denmark Friedrich-Wilhelm-Strasse 2, 38100, Braunschweig, Germany

Vodafone Group Plc Annual Report on Form 20-F 2018 171 Limited Ireland Mobile Wallet VM2 2 M-PESA Holding Co. Limited 100.00 Equity shares 64.52 Ordinary shares Eudokia Limited 100.00 Ordinary shares Vodacom Business (Kenya) 51.62 Ordinary shares, Cable & Wireless GN Limited 100.00 Ordinary shares Korea, Republic of Investments (Mauritius) Limited CCII (Mauritius), Inc. 100.00 Ordinary shares Limited Vodafone Enterprise Global 100.00 Ordinary shares Limited Limited Vodafone Mauritius Ltd. 100.00 Ordinary shares Vodafone Telecommunications 100.00 Ordinary shares Limited Limited Luxembourg Redeemable preference shares Services S.à r.l. Non-cumulative S.R.L. Businesses S.à r.l. Mexico S.A. Systems S.r.L R.L. de C.V. certificate Luxembourg S.à r.l. Corporate series B shares Interest shares Morocco Vodafone Procurement Company 100.00 Ordinary shares Vodafone Italia S.p.A. 100.00 Ordinary shares Vodafone Real Estate S.à.r.l. 100.00 Ordinary shares Vodafone Maroc SARL 79.75 Ordinary shares Mozambique Vodafone Gestioni S.p.A. 100.00 Ordinary shares Vodafone Services Company S.à r.l. 100.00 Ordinary shares Malaysia S.R.L. VM, SA 54.84 Ordinary shares Japan preference shares Vodafone Global Enterprise 100.00 Ordinary shares Netherlands Malta (Japanese Branch) B.V. Limited ‘B’ Ordinary shares B.V. (Japan) K.K. Vodafone Malta Limited 100.00 Ordinary shares Jersey Holdings B.V. Aztec Limited 100.00 Ordinary shares Vodafone Mobile NZ Limited 100.00 Ordinary shares Vodafone New Zealand 100.00 Ordinary shares Limited Holdings Limited Limited shares Services Limited Overview Strategic Report Governance Financials Other information % of share% of share % of share class held class heldclass held by Group by Group by Group Company nameCompanies Share classCompany nameCompanies Share classCompany nameCompanies Share class Kenya Mauritius Vodafone Business Services 100.00Equity shares Vodafone Kenya Limited 268.95 Ordinary sharesMobile Wallet VM1 264.52 Ordinary shares Al-Amin Investments Limited 100.00 Ordinary shares Limited 2Ordinary B shares Array Holdings Limited 100.00 Ordinary shares Asian Telecommunication 100.00 Ordinary shares Stentor Limited 100.00 Ordinary shares VF Ireland Property Holdings 100.00 Ordinary sharesCGP India Investments Ltd.100.00 Ordinary shares Vodafone Automotive Korea 100.00 Ordinary shares Euro Pacific Securities Ltd. 100.00 Ordinary shares Limited Mobilvest 100.00 Ordinary shares Vodafone Global Network Limited 100.00 Ordinary shares Prime Metals Ltd. 100.00 Ordinary shares Vodafone Group Services Ireland 100.00 Ordinary shares Vodafone Enterprise Korea Limited 100.00 Ordinary shares Trans Crystal Ltd. 100.00 Ordinary shares Vodafone Ireland Distribution 100.00 Ordinary sharesLesotho (India) Limited Vodafone Ireland Limited100.00 Ordinary sharesVodacom Lesotho (Pty) Limited 251.62 Ordinary sharesVodafone Tele-Services (India) 100.00 Ordinary shares Vodafone Ireland Marketing 100.00 Ordinary sharesHoldings Limited Vodafone Ireland Retail Limited 100.00 Ordinary shares ItalyTomorrow Street GP S.à r.l.100.00 Ordinary sharesVBA (Mauritius) Limited 264.52 Ordinary shares, Vodafone Global Enterprise (Italy)100.00 Ordinary sharesVodafone Asset Management 100.00 Ordinary sharesVodacom International Limited 264.52 Ordinary shares, Vodafone Enterprise Global100.00 Ordinary sharespreference shares Vodafone Automotive Italia S.p.A100.00 Ordinary sharesVodafone Enterprise Luxembourg 100.00 Ordinary shares Vodafone International 1 S.à r.l.100.00 Ordinary shares Vodafone Automotive Electronic 100.00 Ordinary sharesVodafone International M S.à r.l.100.00 Ordinary sharesVodafone Empresa México S.de100.00Corporate Vodafone Automotive SpA 100.00 Ordinary sharesVodafone Investments 100.00 Ordinary sharesseries A shares, Vodafone Luxembourg 5 S.à r.l.100.00 Ordinary sharescertificate VEI S.r.l.100.00PartnershipVodafone Luxembourg S.à r.l.100.00 Ordinary shares S.à r.l. Vodafone Enterprise Italy S.r.L100.00Euro sharesVodafone Roaming Services S.à r.l.100.00 Ordinary shares Vodafone Servizi E Tecnologie 100.00Equity shares 2 64.52Redeemable (Malaysia) Sdn BhdVodafone M-Pesa, S.A 254.84 Ordinary shares Vodafone Enterprise U.K.100.00Branch Capelle aan den IJssel, Netherlands Vodafone Automotive Japan K.K.100.00 Ordinary sharesMulti Risk Indemnity Company 100.00 ‘A’ Ordinary shares,Vodafone Enterprise Netherlands 100.00 Ordinary shares Multi Risk Limited100.00 ‘A’ Ordinary shares,Vodafone Europe B.V.100.00 Ordinary shares Vodafone Global Enterprise100.00 Ordinary shares ‘B’ Ordinary sharesVodafone International Holdings 100.00 Ordinary shares Vodafone Panafon International100.00 Ordinary shares New Zealand Globe Limited 100.00 Ordinary shares Plex Limited 100.00 Ordinary shares Vizzavi Finance Limited100.00 Ordinary sharesFoundation Limited Vodafone Holdings (Jersey) 100.00 Ordinary sharesVodafone New Zealand 100.00 Ordinary shares Vodafone International 2 Limited100.00 Ordinary sharesVodafone New Zealand Limited100.00 Ordinary shares Vodafone Jersey Dollar Holdings 100.00 Limited liabilityVodafone Next Generation 100.00 Ordinary shares Vodafone Jersey Finance 100.00 Ordinary shares, B shares, C shares, D shares, F shares, G shares Vodafone Jersey Yen Holdings 100.00 Limited Liability Unlimited shares 74 Taharoto Road, Takapuna, Auckland, 0622, New Zealand 44 Esplanade, St Helier, JE4 9WG, Jersey The Imperial Hotel Tower, 15F, 1-1-1 Uchisaiwai-cho, Chiyoda, Tokyo, 100-0011, Japan Rivium Quadrant 173, 15th Floor, 2909 LC, SkyParks Business Centre, Malta International Airport, Luqa, LQA 4000, Malta KAKiYa building, 9F, 2-7-17 Shin-Yokohama, Kohoku-ku, Yokoha-City, Kanagawa, 222-0033, Japan 15th Floor, The Imperial Hotel Tower, 1-1, Uchisaiwaicho 1-chome, Chiyoda-ku, Tokyo, 100-0005, Japan Suite 13.03, 13th Floor, Menara Tan & Tan, 207 Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia Rua dos Desportistas, Numero 649, Cidade de Maputo, Mozambique Via Lorenteggio 240, 20147, Milan, Italy 129 Rue du Prince Moulay, Abdellah, Casablanca, Morocco Via Jervis 13, 10015, Ivrea, Tourin, Italy Via Astico 41, 21100 Varese, Italy Insurgentes Sur #1377 8th Floor, Colonia Insurgentes Mixcoac, Mexico City, Mexico 03920 SS 33 del Sempione KM 35, 212, 21052 Busto Arsizio (VA), Italy Piazzale Luigi Cadorna, 4, 20123, Milano, Italy 15 rue Edward Steichen, Luxembourg, 2540, Luxembourg 13 rue Edward Steichen, Luxembourg, 2540, Luxembourg Suite 214, 2nd Floor, Grand Bay Business Park, Grand Bay, Mauritius Vodacom Park, 585 Mabile Road, 3rd Floor; Maseru, Lesotho ASEM Tower level 37, 517 Yeongdong-daero, Gangnam-gu, Seoul, 135-798, Korea, Republic of 3rd Floor, 54 Gongse-ro, Gieheung-gu, Yongin-si, Gyeonggi-do, Korea, Republic of Mountainview, Leopardstown, Dublin 18, Ireland The Riverfront, 4th floor, Prof. David Wasawo Drive, Off Riverside Drive, Nairobi, Kenya Fifth Floor, Ebene Esplanade, 24 Cybercity, Ebene, Mauritius 2nd Floor, The Iveagh Building, The Park, Carrickmines, Dublin 18, Ireland DTOS Ltd, 10th Floor, Standard Chartered Tower, 19 Cybercity, Ebene, Mauritius 6th Floor, ABC Towers, ABC Place, Waiyaki Way, Nairobi, 00100, Kenya Vodafone House, Corporate Road, Prahladnagar, Off S. G. Highway, Ahmedabad, Gujarat, 380051, India

172 Vodafone Group Plc Annual Report on Form 20-F 2018 BayCity Communications Limited 70.00 Ordinary shares Switzerland – Slovakia Branch Luxembourg, Zweigniederlassung Limited 2 Preference shares Luxembourg S.à r.l., Luxembourg, Luxembourg, Zweigniederlassung Cable and Wireless Worldwide 100.00 Ordinary shares Luxembourg, Zweigniederlassung Vodafone Enterprise Norway AS 100.00 Ordinary shares Limited 2 Vodafone Holdings (SA) 100.00 Ordinary shares S.A Vodafone Investments (SA) 100.00 Ordinary A shares, shares Comunicacoes Pessoais, S.A. 1 GS Telecom (Pty) Limited 2 64.52 Ordinary shares Jupicol (Proprietary) Limited 2 42.34 Ordinary shares PORTUGAL BRANCH Limited (RF) 2 Limited Scarlet Ibis Investments 23 (Pty) 60.49 Ordinary shares Gateway Communications 63.87 Ordinary shares Limited 2 Vodacom (Pty) Limited 2 60.49 Ordinary shares (Pty) Limited 2 SRL (Proprietary) Limited 2 SRL Vodacom Group Limited 2 64.52 Ordinary shares Limited 2 Company (Proprietary) Limited 2 Zanzibar 2 Romania SRL Russian Federation Limited 2 Company 2 (Pty) Limited 2 Vodafone Global Enterprise 100.00 Equity shares (RF) Limited 2 shares Vodacom Properties No 1 60.49 Ordinary shares Seychelles Hizmetleri AS Vodacom Properties No.2 (Pty) 60.49 Ordinary shares (Proprietary) Limited 2 Ödeme Hizmetleri A.S. A.S. Vodafone Holdings Europe S.L.U. 100.00 Ordinary shares LLC Vodafone Enterprise Ukraine 100.00 Ordinary shares Financials Notes to the consolidated financial statements (continued) 32. Related undertakings (continued) % of share% of share% of share class held class held class held by Group by Group by Group Company nameCompanies Share classCompany nameCompanies Share classCompany nameCompanies Share class Singapore Sweden BayCity Dairy Limited 70.00 Ordinary shares Farmside Limited 70.00 Ordinary sharesVodafone Enterprise Singapore 100.00 Ordinary sharesVodafone Enterprise Sweden AB 100.00 Ordinary shares Farmside Technologies Limited 70.00 Ordinary shares Pte.Ltd M yFarmside Limited 70.00 Ordinary shares Slovakia NigeriaVodafone Enterprise Switzerland 100.00 Ordinary shares Vodafone Global Network Limited100.00Branch AG Spar Aerospace (Nigeria) Limited 264.52 Ordinary shares Vodacom Business Africa (Nigeria) 64.52 Ordinary shares,South AfricaVodafone International 1 S.a.r.l.100.00Branch Bern XLink Communications 60.49 Ordinary A SharesVodafone Investments 100.00Branch C&W Worldwide Nigeria Limited 100.00 Ordinary shares(Proprietary) Limited 2Zweigniederlassung Bern NorwayVodafone Luxembourg 5 S.à r.l.,100.00Branch South Africa (Pty) Ltd Bern Vodafone Luxembourg S.à r.l.,100.00Branch Waterberg Lodge (Proprietary)30.25 Ordinary sharesBern Vodafone Limited (Norway Branch) 100.00Branch Vodafone Automotive Telematics100.00 Ordinary shares PortugalProprietary Limited Proprietary Limited“B” Ordinary Vodafone Enterprise Switzerland 100.00Branch Oni Way – Infocomunicacoes, S.A100.00 Ordinary sharesAG – AGNO BRANCH Vodafone Portugal –100.00 Ordinary sharesTaiwan Vodafone Enterprise Spain, S.L.U. –100.00Branch Mezzanine Ware Proprietary 54.44 Ordinary sharesVodafone Global Enterprise Taiwan 100.00 Ordinary shares Romania M otifpros 1 (Proprietary) Limited 260.49 Ordinary sharesTanzania, United Republic of Limited 2 Vodafone Romania S.A100.00 Ordinary sharesStorage Technology Services (Pty)30.85 Ordinary shares Tanzania Limited 2 Vodafone România M – Payments 100.00 Ordinary sharesVodacom Business Africa Group 64.52 Ordinary shares Vodafone România Technologies 100.00 Ordinary sharesVodacom Financial Services 60.49 Ordinary sharesM-Pesa Limited 239.74 Ordinary shares Shared Networks Tanzania39.75 Ordinary shares Vodafone Shared Services 100.00 Ordinary sharesVodacom Insurance Administration 60.49 Ordinary sharesVodacom Tanzania Limited 39.75 Ordinary shares Vodacom Insurance Company (RF)60.49 Ordinary sharesVodacom Tanzania Public Limited 39.75 Ordinary shares Vodacom International Holdings 64.52 Ordinary shares Russia LLC Vodacom Life Assurance Company 60.49 Ordinary sharesMirambo Limited 231.61 Ordinary shares Vodacom Payment Services 60.49 Ordinary sharesTurkey Cable & Wireless CIS Svyaz LLC 100.00Charter capital (Proprietary) Limited 2 (Proprietary) Limited 2Vodafone Bilgi Ve Iletisim 100.00 Registered shares Limited 2 Vodafone Dagitim Hizmetleri A.S. 100.00 Registered shares Cavalry Holdings Ltd 2 31.61 Ordinary A shares Wheatfields Investments 276 64.52 Ordinary shares Vodafone Elektronik Para Ve 100.00 Registered shares East Africa Investments (Mauritius) 31.61 Ordinary A shares Limited 2Spain Vodafone Holding A.S.100.00 Registered shares Sierra LeoneVodafone Net Iletisim Hizmetleri100.00 Ordinary shares Vodafone Automotive Iberia S.L.100.00 Ordinary sharesVodafone Telekomunikasyon A.S100.00 Registered shares VBA International (SL) Limited 264.52 Ordinary shares Vodafone Enabler España, S.L.100.00 Ordinary shares Vodafone Enterprise Spain SLU 100.00 Ordinary sharesVodafone Teknoloji Hizmetleri A.S.100.00 Registered shares Vodafone Espana S.A.U.100.00 Ordinary sharesUkraine Vodafone ONO, S.A.U.100.00 Ordinary A shares Vodafone Servicios S.L.U.100.00 Ordinary shares Bohdana Khmelnytskogo Str. 19-21, Kyiv, Ukraine ITÜ Ayazaga Kampüsü, Koru Yolu, ArI Teknokent ArI 3 BinasI, Maslak, Istanbul, 586553, Turkey Avenida de América 115, 28042, Madrid, Spain 12 White Street, Brookfield, Off Railway Line, Freetown, Sierra Leone Antracita, 7 – 28045, Madrid CIF B-91204453, Spain F20, 1st Floor, Eden Plaza, Eden Island, Seychelles Büyükdere Caddesi, No: 251, Maslak, Sisli / Istanbul, Turkey, 34398, Turkey Build. 2, 14/10, Chayanova str., 125047, Moscow, Russian Federation Plot no. 77, Kipawa, Nyerere Road, PO Box 40954, Dar es Sala, Tanzania, United Republic of 4A, Atarbekova Street, Moscow, 107076, Russian Federation Sectorul 4, Strada Oltenitei, Nr. 2, Etaj 3, Bucuresti, Romania 15 Floor, Vodacom Tower, Ursino Estate, Plot No. 23, Bagamoyo Road, Dar es Salaam, Tanzania, United Republic of Sectorul 2, Strada Barbu Vacarescu, Nr. 201, Etaj 1, Bucuresti, Romania 3rd Floor, Maktaba (Library), ComplexBibi, Titi Mohaned Road, Dar es Salaam, Tanzania, United Republic of 201 Barbu Vacarescu, 8th Floor, 1st District, Bucharest, Romania, 020276, Romania Av. da República, 50 – 10º, 1069-211, Lisboa, Portugal 13F, No. 156, Sec. 3, Minsheng E. Rd., Songshan District, Taipei City, 10596, Taiwan Vodacom Corporate Park, 082 Vodacom Boulevard, Midrand, 1685, South Africa Av. D. João II, nº 36 – 8º Piso, 1998 – 017, Parque das Nações, Lisboa, Portugal World Trade Center, Lia Lugano 13, 6982, Agno, Ticino, Switzerland 9 Kinross Street, Germiston South, 1401, South Africa Via Franscini 10, 6850 Mendrisio, Switzerland Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom 76 Maude Street, Sandton, Johannesberg, 2196, South Africa c/o EconPartner AS, Dronning Mauds gate 15, Oslo, 0250, Norway 319 Frere Road, Glenwood, 4001, South Africa Ict Lawyers & Consultants, 2nd Floor, Oakland Center, Plot 2940, Aguyi Ironi Street, Maitama, Abuja, Nigeria 15 Burnside Island, 410 Jan Smuts Avenue, Craighall, 2024, South Africa Schoenburgstrasse 41, 3013, Bern, Switzerland 3A Aja Nwachukwu Close, Ikoyi, Lagos, Nigeria Zochova 6-8, Bratislava, 811 03, Slovakia Schiffbaustrasse 2, 8005, Zurich, Switzerland c/o Hellström advokatbyrå, Box 7305, 103 90, Stockholm, Sweden Asia Square Tower 2, 12 Marina View, #17-01, Singapore, 018961, Singapore 8 Butler Street, Timaru, 7910, New Zealand

Vodafone Group Plc Annual Report on Form 20-F 2018 173 Telecommunication Services Limited Cable & Wireless UK Holdings 100.00 Ordinary shares Vodafone 5 Limited 100.00 Ordinary shares Limited – DUBAI BRANCH Cable & Wireless UK Services 100.00 Ordinary shares United Kingdom Limited Vodafone Americas 4 100.00 Ordinary shares Vodafone Benelux Limited 100.00 Preference shares, Thus Group Holdings Limited 100.00 Ordinary shares Messaging Limited Thus Group Limited 100.00 Ordinary shares Cable and Wireless (India) Limited 100.00 Ordinary shares Vodafone Business Solutions 100.00 Ordinary shares Limited Limited Vodafone Cellular Limited 1 100.00 Ordinary shares Cellular Operations Limited 100.00 Ordinary shares Vodafone (NI) Limited 100.00 Ordinary shares Central Communications Group 100.00 Ordinary shares, Limited Vodafone Corporate Limited 100.00 Ordinary shares Pinnacle Cellular Limited 100.00 Ordinary shares Ordinary A shares Limited 1 Secretaries Limited Redeemable Limited Global Cellular Rental Limited 50.00 Ordinary shares Internet Network Services Limited 100.00 Ordinary shares Vodafone Enterprise Europe (UK) 100.00 Ordinary shares Management Limited B Ordinary shares, B Ordinary shares, Vodafone Enterprise U.K. 100.00 Ordinary shares Vodafone Euro Hedging Limited 100.00 Ordinary shares Legend Communications Limited 100.00 Ordinary shares shares, 5% Vodafone Europe UK 100.00 Ordinary shares Vodafone European Investments 1 100.00 Ordinary shares preference shares Vodafone European Portal 100.00 Ordinary shares MetroHoldings Limited 100.00 Ordinary shares ML Integration Group Limited 100.00 Ordinary shares Vodafone Finance Limited 1 100.00 Ordinary shares (UK) Limited 2 Mobile Phone Centre Limited 100.00 Ordinary shares Limited Services Limited 2 preference shares Ordinary deferred Vodafone Finance UK Limited 100.00 Ordinary shares Peoples Phone Limited 100.00 Ordinary shares Ordinary A shares, Irredeemable Limited 5% fixed rate non-Limited Deferred, Limited Stentor Communications Limited 100.00 Ordinary shares Trustee Limited 1 A Preference shares, Limited 1 Talkland Airtime Services Limited 100.00 Ordinary shares Limited 1 Ordinary A shares, Limited 1 Ordinary D shares Ternhill Communications Limited 100.00 Ordinary shares, Redeemable Townley Communications Limited 100.00 Ordinary shares Data Network Services Limited ‘B’ Ordinary shares Limited Services Limited Zero coupon Vodafone Investments Australia 100.00 Ordinary shares preference Limited 1 Vodafone IP Licensing Limited 1 100.00 Ordinary shares Overview Strategic Report Governance Financials Other information % of share% of share % of share class held class heldclass held by Group by Group by Group Company nameCompanies Share classCompany nameCompanies Share classCompany nameCompanies Share class United Arab Emirates Cable & Wireless Global 100.00 Ordinary sharesVodafone (New Zealand) Hedging 100.00 Ordinary shares L imited Vodafone 2. 100.00 Ordinary shares Vodafone Enterprise Europe (UK) 100.00BranchLimited Vodafone 4 UK 100.00 Ordinary shares Limited Vodafone 5 UK 100.00 Ordinary shares Cable & Wireless Worldwide 100.00 Ordinary shares Vodafone 6 UK 100.00 Ordinary shares Cable & Wireless Worldwide Voice 100.00 Ordinary shares Ordinary shares Thus Profit Sharing Trustees100.00 Ordinary sharesCable and Wireless Nominee100.00 Ordinary sharesLimited C ellops Limited 100.00 Ordinary shares Vodafone Central Services Limited 100.00 Ordinary shares Vodafone Connect 2 Limited 100.00 Ordinary shares Limited Ordinary A shares Vodafone Connect Limited 100.00 Ordinary shares CWW Operations Limited 100.00 Ordinary shares Vodafone Consolidated Holdings 100.00 Ordinary shares Pinnacle Cellular Group Limited100.00 Ordinary sharesDataroam Limited 100.00 Ordinary shares, Vodafone (Scotland) Limited100.00 Ordinary sharesEmtel Europe Limited 100.00 Ordinary sharesVodafone Corporate Secretaries100.00 Ordinary shares Woodend Cellular Limited 100.00 Ordinary sharesE nergis Communications Limited 100.00 Ordinary sharesVodafone DC Pension Trustee100.00 Ordinary shares Woodend Communications 100.00 Ordinary sharesEnergis Squared Limited 100.00 Ordinary sharesCompany Limited 1 Limited Flexphone Limited 100.00 Ordinary sharesVodafone Distribution Holdings 100.00 Ordinary shares Woodend Group Limited 100.00 Ordinary sharesFM Associates (UK) Limited 100.00 Ordinary sharesLimited Woodend Holdings Limited 100.00 Ordinary shares,General Mobile Corporation 100.00 Ordinary sharesVodafone Enterprise Corporate 100.00 Ordinary shares Preference Vodafone Enterprise Equipment100.00 Ordinary shares Limited Energis (Ireland) Limited100.00 A Ordinary shares,Isis Telecommunications 100.00 A Ordinary shares,Limited C Ordinary sharesC Ordinary shares London Hydraulic Power Company 100.00 Ordinary Vodafone Euro Hedging Two 100.00 Ordinary shares Navtrak Ltd 100.00 Ordinary sharesNon-cumulative Vodafone Automotive UK Limited100.00 Ordinary shares Limited 1 Gateway Communications Africa64.52 Ordinary shares M L Integration Services Limited100.00 Ordinary sharesVodafone Finance Luxembourg 100.00 Ordinary shares Vodacom Business Africa Group 64.52 Ordinary shares,Nat Comm Air Limited100.00 Ordinary sharesVodafone Finance Sweden 100.00 Ordinary shares, Vodacom UK Limited 264.52 Ordinary shares,P.C.P. (North West) Limited100.00 Ordinary shares Ordinary B shares,Project Telecom Holdings Limited 1100.00 Ordinary sharesVodafone Financial Operations 100.00 Ordinary shares preference sharesPT Network Services Limited100.00 Ordinary sharesVodafone Global Content Services 100.00 Ordinary shares, PTI Telecom Limited 100.00 Ordinary shares voting preference Rian Mobile Limited 100.00 Ordinary shares shares A AA (Euro) Limited100.00 Ordinary sharesSinglepoint (4U) Limited 100.00 Ordinary sharesVodafone Global Enterprise100.00 Ordinary shares; A corn Communications Limited 100.00 Ordinary sharesSinglepoint Payment Services 100.00 Ordinary sharesB Deferred Apollo Submarine Cable System100.00 Ordinary shares Limited Vodafone Group (Directors)100.00 Ordinary shares Aspective Limited 100.00 Ordinary shares, (Dissolved 1 May 2018) Vodafone Group Pension Trustee100.00 Ordinary shares B Preference shares, C Preference shares Talkland Communications Limited 100.00 Ordinary sharesVodafone Group Services Limited100.00 Ordinary shares, Astec Communications Limited 100.00 Ordinary sharesTalkland International Limited100.00 Ordinary sharesDeferred shares Bluefish Communications Limited100.00 Ordinary B shares,Talkland Midlands Limited100.00 Ordinary sharesVodafone Group Services No.2 100.00 Ordinary shares Ordinary C shares, Talkmobile Limited 100.00 Ordinary sharesVodafone Group Share Trustee100.00 Ordinary shares C.S.P. Solutions Limited 100.00 Ordinary sharesNon-convertibleVodafone Hire Limited 100.00 Ordinary shares Cable & Wireless Aspac Holdings 100.00 Ordinary sharesPreference sharesVodafone Holdings Luxembourg 100.00 Ordinary shares Limited The Eastern Leasing Company 100.00 Ordinary sharesLimited Cable & Wireless CIS Services 100.00 Ordinary sharesLimited Vodafone Intermediate Enterprises100.00 Ordinary shares Limited Thus Limited 100.00 Ordinary sharesLimited Cable & Wireless Communications 100.00 ‘A’ Ordinary shares,Vodafone International Holdings 100.00 Ordinary shares Cable & Wireless Europe Holdings 100.00 Ordinary shares Uniqueair Limited 100.00 Ordinary sharesVodafone International Operations 100.00 Ordinary shares Limited Vizzavi Limited 100.00 Ordinary sharesLimited Cable & Wireless Global Business 100.00 Ordinary sharesVoda Limited 100.00 Ordinary shares;Vodafone Investment UK 100.00 Ordinary shares Cable & Wireless Global Holding100.00 Ordinary sharesredeemable Limited Vodacall Limited 1 100.00 Ordinary shares Vodafone Investments Limited 100.00 Ordinary shares Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom Staple Court, 11 Staple Inn Building, London, WC1V 7QH, United Kingdom Shuttleworth House, 21 Bridgewater Close, Network 65 Business Park, Hapton, Burnley, Lancashire, England, BB11 5TE, United Kingdom Quarry Corner, Dundonald, Belfast, BT16 1UD, Northern Ireland Leven House, 10 Lochside Place, Edinburgh Park, Edinburgh, Scotland, EH12 9RG, United Kingdom Imperial House, 4 – 10 Donegall Square East, Belfast, BT1 5HD 1-2 Berkeley Square, 99 Berkeley Street, Glasgow, G3 7HR, Scotland Office 101, 1st Floor, DIC Building 1, Dubai Internet City, Dubai, United Arab Emirates

174 Vodafone Group Plc Annual Report on Form 20-F 2018 Vodafone Limited 100.00 Ordinary shares Bluefish Communications Inc. 100.00 Common stock Limited Preference Vodafone Marketing UK 100.00 Ordinary shares shares Limited Systems, Inc. shares Limited Vodafone Mobile Enterprises 100.00 A-ordinary shares, shares Vodafone US Inc. 100.00 Common stock Pound shares Vodafone Mobile Network Limited 100.00 A-ordinary shares, pound shares 2 Redeemable 50.00 D Ordinary shares Financials Notes to the consolidated financial statements (continued) 32. Related undertakings (continued) % of share% of share class held class held by Group by Group Company name Companies Share class Company name Companies Share class Vodafone Leasing Limited 100.00 Ordinary shares United States Vodafone M.C. Mobile Services 100.00 Ordinary shares, A shares, Preference Vodafone Mobile Commerce 100.00 Ordinary shares Cable & Wireless Americas 100.00 Common stock Vodafone Mobile Communications 100.00 Ordinary shares Cable & Wireless a-Services, Inc 100.00 Common shares Vodafone Americas Virginia Inc.100.00 Common stock Limited Ordinary One shares Ordinary oneZambia Vodafone Multimedia Limited 100.00 Ordinary shares Vodafone Nominees Limited 1 100.00 Ordinary shares Africonnect (Zambia) Limited 64.52 Ordinary shares, Vodafone Oceania Limited 100.00 Ordinary shares preference Shares Vodafone Old Show Ground Site 100.00 Ordinary shares Management Limited Vodafone Overseas Finance 100.00 Ordinary shares Limited Vodafone Overseas Holdings 100.00 Ordinary shares Limited Vodafone Panafon UK 100.00 Ordinary shares Vodafone Partner Services Limited100.00 Ordinary shares, Redeemable preference shares Vodafone Property Investments 100.00 Ordinary shares Limited Vodafone Retail (Holdings) Limited 100.00 Ordinary shares Vodafone Retail Limited 100.00 Ordinary shares Vodafone Sales & Services Limited 100.00 Ordinary shares Vodafone Satellite Services Limited 100.00 Ordinary shares Vodafone Specialist 100.00 Ordinary shares Communications Limited Vodafone UK Content Services 100.00 Ordinary shares Limited Vodafone UK Investments Limited 100.00 Ordinary shares Vodafone UK Limited 1 100.00 Ordinary shares Vodafone Ventures Limited 1 100.00 Ordinary shares Vodafone Worldwide Holdings 100.00 Ordinary shares, Limited Cumulative preference Vodafone Yen Finance Limited 100.00 Ordinary shares Vodafone-Central Limited 100.00 Ordinary shares Vodaphone Limited 100.00 Ordinary shares Vodata Limited 100.00 Ordinary shares Your Communications Group 100.00 B Ordinary shares, Limited Redeemable preference shares Orange Park, Plot 35185, Alick Nkhata Road, Lusaka, Zambia 560 Lexington Avenue, 8th Floor, New York, NY 10022

Vodafone Group Plc Annual Report on Form 20-F 2018 175 Amsterdamse Beheer-en 50.00 Ordinary shares Pty Limited Vodafone Nederland Holding I B.V. 50.00 Ordinary shares Class B shares, Vodafone Foundation Australia 50.00 Ordinary shares VZ Financing I B.V. 50.00 Ordinary shares Vodafone Hutchison Australia Pty 50.00 Ordinary shares Para Telecomunicacoes S.A Limited Vodafone Hutchison Receivables 50.00 Ordinary shares Ziggo Holding B.V. 50.00 Ordinary shares Vodafone Pty Limited 50.00 Ordinary shares Czech Republic Ziggo Real Estate B.V. 50.00 Ordinary shares Netgrid Telecom SRL 50.00 Ordinary shares Russian Federation Autoconnex Limited 35.00 Ordinary shares Ziggo Services Netwerk 2 B.V. United Kingdom 50.00 Ordinary shares S.A.E Greece Management Limited U.A. Interest Safenet N.P,A. 25.00 Ordinary shares Infrastructure Limited LGE Holdco VII B.V. 50.00 Ordinary shares LG Financing Partnership 50.00 Partnership 1 Directly held by Vodafone Group Plc. Netherlands B.V. The indirect shareholding is calculated using the 64.52% Siro Limited 50.00 Ordinary shares Italy 3 The Group has rights that enable it to control the strategic 4 Shareholding is indirect through Vodafone Kabel XB Facilities B.V. 50.00 Ordinary shares 5 At 31 March 2018 the fair value of Safaricom Plc was quoted share price on the Nairobi Stock Exchange. Overview Strategic Report Governance Financials Other information Associated undertakings and joint arrangements % of share% of share % of share class held class heldclass held by Group by Group by Group Company NameCompanies Share ClassCompany NameCompanies Share ClassCompany NameCompanies Share Class Australia Netherlands New Zealand Zoranet Connectivity Services B.V. 50.00 Ordinary shares H3ga Properties (No.3) Pty Limited 50.00 Ordinary sharesRural Connectivity Group Limited33.33 Ordinary shares Mobileworld Communications 50.00 Ordinary shares Consultingmaatschappij B.V. TNAS Limited 50.00 Ordinary shares Mobileworld Operating Pty Ltd 50.00 Ordinary sharesTorenspits II B.V. 50.00 Ordinary shares Vodafone Australia Pty Limited 50.00 Ordinary shares, Redeemable Vodafone Nederland Holding II B.V.50.00 Ordinary sharesCenturion GSM Limited25.00 Ordinary shares preferenceVodafone Nederland Holding III B.V.50.00 Ordinary sharesPortugal Pty Limited VodafoneZiggo Group B.V. 50.00 Ordinary shares Limited VZ Financing II B.V. 50.00 Ordinary shares Celfocus – Solucoes Informaticas 45.00 Ordinary shares Vodafone Hutchison Finance Pty 50.00 Ordinary sharesZiggo B.V. 50.00 Ordinary shares Ziggo Bond Finance B.V. 50.00 Ordinary shares Pty Limited Ziggo Deelnemingen B.V. 50.00 Ordinary shares SPORT TV PORTUGAL, S.A.25.00 Nominative shares Vodafone Network Pty Limited 50.00 Ordinary sharesZiggo Finance 2 B.V. 50.00 Ordinary shares Romania Ziggo Netwerk II B.V. 50.00 Ordinary shares Ziggo Secured Finance B.V. 50.00 Ordinary shares HBO Netherlands Channels s.r.o.25.00 Ordinary shares Ziggo Secured Finance II B.V. 50.00 Ordinary shares Ziggo Services B.V. 50.00 Ordinary shares COOP Mobil s.r.o.33.33 Ordinary sharesZiggo Services Employment B.V.50.00 Ordinary shares EgyptZiggo Zakelijk Services B.V. 50.00 Ordinary shares ZUM B.V. 50.00 Ordinary shares Digital Mobile Spectrum Limited 25.00 Ordinary shares Wataneya Telecommunications 50.00 Ordinary shares Vodafone Libertel B.V. 50.00 Ordinary shares Cable & Wireless Trade Mark50.00 Ordinary B shares Cooperatie Nederland Cooperatief 25.00Partnership Cornerstone Telecommunications50.00 Ordinary shares FinCo Partner 1 B.V. 50.00 Ordinary shares Victus Networks S.A.50.00 Ordinary sharesLGE HoldCo V B.V. 50.00 Ordinary shares United States IndiaLGE HoldCo VI B.V. 50.00 Ordinary shares LGE HoldCo VIII B.V. 50.00 Ordinary sharesInterest FireFly Networks Limited 50.00Equity sharesVodafoneZiggo Group Holding B.V. 50.00 Ordinary shares Ziggo Financing Partnership50.00Partnership Interest Ziggo Secured Finance Partnership50.00Partnership Indus Towers Limited 42.00Equity sharesHBO Netherlands Distribution B.V. 25.00 Ordinary sharesInterest IrelandNotes: Liberty Global Content 50.00 Ordinary shares 2 Shareholding is indirect through Vodacom Group Limited. ownership interest in Vodacom. Esprit Telecom B.V. 50.00 Ordinary shares and operating decisions of Vodacom Congo (RDC) S.A. VND S.p.A.35.00 Ordinary shares Deutschland GmbH. Kenya Vodafone Financial Services B.V. 50.00 Ordinary shares KES 1.2 trillion (€9,963 million) based on the closing Zesko B.V. 50.00 Ordinary shares 6 Name changed from Zelitron S.A. on 12 April 2018. Safaricom PLC 522.58 Ordinary sharesZiggo Bond Company B.V. 50.00 Ordinary shares LuxembourgZiggo Netwerk B.V. 50.00 Ordinary shares Tomorrow Street SCA50.00 Ordinary B shares, Ordinary C shares 15 rue Edward Steichen, Luxembourg, 2540, Luxembourg Winschoterdiep 60, 9723 AB Groningen, The Netherlands LR No. 13263, Safaricom House, Waiyaki Way, PO Box 66827-00800, Nairobi, Kenya Simon Carmiggeltstraat 6, 1011 DJ Amsterdam Via per Carpi 26/B, 42015, Correggio (RE), Italy Monitorweg 1, 1322 BJ Almere, The Netherlands Two Gateway, East Wall Road, Dublin 3, Ireland Koningin Wilhelminaplein 2-4, 1062 HK Amsterdam, The Netherlands Fred. Roeskestrata 123, 1076 EE Amsterdam, The Netherlands Bharti Crescent, 1 Nelson Mandela Road, Vasant Kunj, Phase -ll, New Delhi – 110070, India A-19, Mohan Co-operative Industrial Estate, Mathura Road, New Delhi, New Delhi, Delhi, 110044, India 2711 Centerville Road, Suite 400, Wilmington, DE 19808 Delaware Marathonos Ave 18 km & Pylou, Pallini, Attica, Pallini, Attica, 15351, Greece Boeingavenue 53, 1119 PE Schiphol-Rijk, The Netherlands The Exchange Building 1330, Arlington Business Park, Theale, Berks, RG7 4SA, United Kingdom 43-45 Valtetsiou Str., Athens, Greece Barbara Strozzilaan 101, 1083 HN Amsterdam Griffin House, 161 Hammersmith Road, London, W6 8BS, United Kingdom Avenue Ceramique 300, 6221 KX Maastricht, The Netherlands Piece No. 1215, Plot Of Land No. 1/14A, 6th October City, Egypt 83 Baker Street, London, W1U 6AG, United Kingdom U Rajské zahrady 1912/3, Praha 3, 130 00, Czech Republic 401, Building 3, 11, Promyshlennaya Street, Moscow 115 516 Jankovcova 1037/49, 170 00 Praha 7-Holešovice, Czech Republic Floor 3, Module 2, Connected Buildings III, Nr. 10A, Dimitrie Pompei Boulevard, Bucharest, Sector 2, Romania Rua Pedro e Inês, Lote 2.08.01, 1990-075, Parque das Nações, Lisboa, Portugal Av. D. João II, no. 34, 1998 – 031, Parque das Nações, Lisboa, Portugal Level 5, 151 Victoria Street West, Auckland 1010, New Zealand Level 1, Building C, 14-22 Triton Drive, Albany, New Zealand Atoomweg 100, 3542 AB Utrecht, The Netherlands C/-The Office Of Minterellisonruddwatts, Level 20, Lumley Centre, 88 Shortland Street, Auckland, 1010, New Zealand Assendorperdijk 2, 8012 EH Zwolle, The Netherlands Level 1, 177 Pacific Highway, North Sydney NSW 2060, Australia

176 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials Notes to the consolidated financial statements (continued) 32. Related undertakings (continued) The table below shows selected financial data in respect of subsidiaries that have non-controlling interests that are material to the Group. Vodafone Egypt Vodacom Group Limited Telecommunications S.A.E.Vodafone Qatar Q.S.C. 201820172018201720182017 €m€m€m€m€m€m The voting rights held by the Group equal the Group’s percentage shareholding as shown on pages 169 to 175. Summary comprehensive income information Revenue 5,692 5,294 962 1,333 468 510 Profit/(loss) for the financial year 934 768 206 194 (40) (67) Other comprehensive (expense)/income (8) (10) – – – – Total comprehensive income/(expense) 926 758 206 194 (40) (67) Other financial information Profit/(loss) for the financial year allocated to non-controlling interests 342 257 93 82 (31) (52) Dividends paid to non-controlling interests 309 258 1 153 – – Summary financial position information Non-current assets 6,433 6,213 985 1,038 – 1,550 Current assets 2,389 2,023 407 352 – 137 Total assets 8,822 8,236 1,392 1,390 – 1,687 Non-current liabilities (2,151) (2,368) (46) (25) – (266) Current liabilities (2,104) (1,825) (522) (656) – (226) Total assets less total liabilities 4,567 4,043 824 709 – 1,195 Equity shareholders’ funds 3,595 3,379 491 433 – 275 Non-controlling interests 972 664 333 276 – 920 Total equity 4,567 4,043 824 709 – 1,195 Statement of cash flows Net cash flow from operating activities 1,727 1,702 307 520 115 134 Net cash flow from investing activities (541) (788) (145) (609) (119) (93) Net cash flow from financing activities (879) (777) (55) (328) (33) (32) Net cash flow 307 137 107 (417) (37) 9 Cash and cash equivalents brought forward 619 464 57 619 43 31 Exchange gain/(loss) on cash and cash equivalents (39) 18 (5) (145) (6) 3 Cash and Cash Equivalents 887 619 159 57 – 43

Vodafone Group Plc Annual Report on Form 20-F 2018 177 Overview Strategic Report Governance Financials Other information 33. Subsidiaries exempt from audit The following UK subsidiaries will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the year ended 31 March 2018. NameRegistration numberNameRegistration number Cable & Wireless Aspac Holdings Limited 4705342Vodafone Europe UK 5798451 Cable & Wireless CIS Services Limited 2964774Vodafone European Investments 3961908 Cable & Wireless Europe Holdings Limited 4659719Vodafone European Portal Limited 3973442 Cable & Wireless Global Business Services Limited 3537591Vodafone Finance Luxembourg Limited 5754479 Cable & Wireless Global Holding Limited 3740694Vodafone Finance Sweden 2139168 Cable & Wireless UK Holdings Limited 3840888Vodafone Finance UK Limited 3922620 Cable & Wireless Worldwide Limited 7029206Vodafone Financial Operations 4016558 Cable & Wireless Worldwide Voice Messaging Limited 1981417Vodafone Global Content Services Limited 4064873 Cable and Wireless Nominee Limited 3249884Vodafone Holdings Luxembourg Limited 4200970 Central Communications Group Limited 4625248Vodafone Intermediate Enterprises Limited 3869137 Energis (Ireland) Limited NI035793 Vodafone International 2 Limited BR009978 Energis Communications Limited 2630471Vodafone International Holdings Limited 2797426 Energis Squared Limited 3037442Vodafone International Operations Limited 2797438 Internet Network Services Limited 3047165Vodafone Investment UK5798385 Legend Communications Limited 3923166Vodafone Investments Limited 1530514 MetroHoldings Limited 3511122Vodafone IP Licensing Limited 6846238 ML Integration Group Limited 3252903Vodafone Marketing UK6858585 ML Integration Services Limited 4087040Vodafone Mobile Communications Limited 3942221 Singlepoint (4U) Limited 2795597Vodafone Mobile Enterprises Limited 3961390 The Eastern Leasing Company Limited 1672832Vodafone Mobile Network Limited 3961482 Thus Group Holdings Limited SC192666 Vodafone Nominees Limited 1172051 Thus Group Limited SC226738Vodafone Oceania Limited 3973427 Vizzavi Finance Limited 80499Vodafone Overseas Finance Limited 4171115 Voda Limited 1847509Vodafone Overseas Holdings Limited 2809758 Vodafone (New Zealand) Hedging Limited 4158469Vodafone Panafon UK 6326918 Vodafone 24083193Vodafone Property Investments Limited 3903420 Vodafone 4 UK 6357658Vodafone Retail (Holdings) Limited 3381659 Vodafone 5 Limited 6688527Vodafone Retail Limited 1759785 Vodafone 5 UK 2960479Vodafone UK Limited 2227940 Vodafone Americas 46389457Vodafone Worldwide Holdings Limited 3294074 Vodafone Benelux Limited 4200960Vodafone Yen Finance Limited 4373166 Vodafone Business Solutions Limited 2186565Vodafone-Central Limited 1913537 Vodafone Cellular Limited 896318Vodaphone Limited 2373469 Vodafone Connect Limited 2225919Vodata Limited 2502373 Vodafone Consolidated Holdings Limited 5754561Woodend Holdings Limited SC128335 Vodafone Distribution Holdings Limited 3357115Your Communications Group Limited 4171876 Vodafone Enterprise Equipment Limited 1648524London Hydraulic Power Company (The) ZC000055 Vodafone Enterprise Europe (UK) Limited 3137479Vodafone Enterprise Corporate Secretaries Ltd Vodafone Euro Hedging Limited 3954207(formerly Intercell Limited) 2303594 Vodafone Euro Hedging Two 4055111Vodafone Corporate Secretaries Limited 2357692

178 Vodafone Group Plc Annual Report on Form 20-F 2018 in operating profit but are excluded from adjusted operating profit are organic service revenue increased by 7.7%*. Further details on the of the Group’s continuing operations (2016: €569 million in Romania). Group adjusted EBITDA remained stable at €14.1 billion, with organic financial statements. movements and M&A and other activity. The Group’s adjusted EBITDA Financials Other unaudited financial information Prior year operating results This section presents our operating performance for the 2017 financial year compared to the 2016 financial year, providing commentary on how the revenue and the adjusted EBITDA performance of the Group and its operating segments developed over those years. The results for both years include the results of Vodafone India as discontinued operations following the agreement to combine it with Idea Cellular. Group1,2 EuropeAMAPOther3 Eliminations 20172016% change €m€m€m€m€m€mReported Organic* Revenue34,550 11,7731,390 (82)47,631 49,810(4.4)1.2 Service revenue 31,9759,956 1,138 (82)42,98744,618(3.7) 1.9 Other revenue 2,5751,817252–4,644 5,192 Adjusted EBITDA 10,2833,85412–14,14914,155 –5.8 Depreciation and amortisation (8,344)(1,829)(6) –(10,179) (10,386) Adjusted EBIT 1,9392,0256–3,9703,7695.37.0 Share of result in associates and joint ventures (49)213––16460 Adjusted operating profit 1,8902,2386–4,1343,8298.011.8 Adjustments for: Impairment loss –(569) Restructuring costs(415) (316) Amortisation of acquired customer bases and brand intangible assets(1,046)(1,338) Other income/(expense)4 1,052 (286) Operating profit 3,725 1,320 Notes: 1 Group revenue and service revenue includes the results of Europe, AMAP, Other (which includes the results of partner markets) and eliminations. 2017 results reflect average foreign exchange rates of €1:£0.84, €1:INR 73.58, €1:ZAR 15.43, €1:TRY 3.51 and €1: EGP 13.60. 2 Service revenue, adjusted EBITDA, adjusted EBIT and adjusted operating profit are alternative performance measures which are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Alternative performance measures” on page 207 for reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 222 for further details. 3 The “Other” segment primarily represents the results of shareholder recharges received from Vodafone Netherlands, VodafoneZiggo and Vodafone India, partner markets and the net result of unallocated central Group costs. 4 Includes a €1.3 billion gain (2016: €nil) on the formation of the VodafoneZiggo joint venture in the Netherlands. RevenueOperating profit Group revenue decreased 4.4% to €47.6 billion and service revenue Adjusted operating profit excludes certain income and expenses that decreased by 3.7% to €43.0 billion. we have identified separately to allow their effect on the results of the In Europe, organic service revenue increased 0.6%* and in AMAP, Group to be assessed (see page 207). The items that are included performance of these regions is set out below.discussed below. Adjusted EBITDA No impairment losses were recognised in the current year in respect growth in Europe and AMAP more than offset by foreign exchange Further detail is provided in note 4 to the Group’s consolidated margin improved by 1.3 percentage points to 29.7%. On an organic Restructuring costs of €415 million (2016: €316 million) primarily reflect basis, adjusted EBITDA rose 5.8%* and the Group’s adjusted EBITDA discrete cost efficiency actions taken during the year in Germany and margin increased by 1.2* percentage points driven by organic margin the UK. improvements in both Europe and AMAP.Amortisation of intangible assets in relation to customer bases and Adjusted EBIT brands are recognised under accounting rules after we acquire Adjusted EBIT increased by 5.3% to €4.0 billion as adjusted EBITDAbusinesses and decreased to €1,046 million (2016: €1,338 million) growth outpaced the increase in depreciation and amortisation.due to the acquisitions of KDG, Vodafone Italy and Ono. On an organic basis adjusted EBIT increased by 7.0%* for the year.Including the above items, operating profit increased by €2.4 billion to €3.7 billion, due to a €1.3 billion gain on the formation of the VodafoneZiggo joint venture in the Netherlands which for accounting purposes was characterised as a part disposal of the Group’s interest in Vodafone Netherlands, €0.5 billion lower depreciation and amortisation charges, partially as a result of the treatment of our Netherlands operation as an asset held for sale during the year and the €0.6 billion impairment charge recognised in the year ended 31 March 2016. Note: * All amounts in the Operating Results section marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is an alternative performance measure. See “Alternative performance measures” on page 207 for further details and reconciliations to the respective closest equivalent GAAP measure.

Vodafone Group Plc Annual Report on Form 20-F 2018 179 and higher activity in direct channels. The Enterprise mobile market negative impact from M&A and other activity and a 2.1 percentage point the year. Our 4G customer base surpassed 10 million by the period end, basis, adjusted EBITDA increased 3.1%*, driven by tight cost control Reported (including Foreign Organic* Revenue – Europe (5.2) 2.0 2.8 (0.4) summer last year, continues to gain traction, reaching 357,000 accounts in February 2017, and our TV customer base reached 7.7 million at the Germany 1.9 – – 1.9 network during the year, we now offer 400 Mbps speeds to almost Spain 0.9 – – 0.9 improving by 1.5 percentage points to 34.1%. Margin expansion Europe (4.2) 1.8 3.0 0.6 of €300 million from the integration of Kabel Deutschland. Italy 10.6 – – 10.6 Overview Strategic Report Governance Financials Other information Europe Germany Italy UKSpainOther EuropeEliminations Europe% change €m€m€m€m€m€m€mReported Organic* Year ended 31 March 2017 Revenue 10,6006,101 6,9254,9736,128 (177) 34,550 (5.2)(0.4) Service revenue10,006 5,2476,6324,507 5,756 (173) 31,975(4.2) 0.6 Other revenue 594854293466372(4) 2,575 Adjusted EBITDA 3,6172,2291,2121,360 1,865 –10,283(1.9)3.1 Adjusted operating profit568948 (542) 180736– 1,890 (1.9)(5.0) Adjusted EBITDA margin 34.1%36.5%17.5% 27.3% 30.4%29.8% Year ended 31 March 2016 Revenue 10,6266,0088,4284,9596,599(158) 36,4623.3 0.4 Service revenue 9,8175,129 7,987 4,468 6,132 (152) 33,381 2.4(0.6) Other revenue 809879 441491467(6) 3,081 Adjusted EBITDA3,462 2,0151,756 1,250 2,002–10,4854.0 1.7 Adjusted operating profit523805(97) 75621– 1,927 (13.0)(12.9) Adjusted EBITDA margin 32.6%33.5%20.8%25.2%30.3%28.8% Revenue decreased by 5.2%. Foreign exchange movements contributedMobile service revenue grew 0.1%* (Q3: flat*, Q4: -0.4%*) a 2.8 percentage point negative impact and M&A and other activity as a higher customer base was offset by regulatory headwinds. contributed a 2.0 percentage point negative impact. On an organic Excluding regulation (including the MTR cut from 1 December and basis, service revenue increased by 0.6%*, reflecting customer growththe decline in roaming revenues), mobile service revenue grew 1.6%* in mobile and fixed line (‘fixed’) and stabilising contract ARPU across(Q3: 1.1%*, Q4: 1.8%*). Aided by “more-for-more” propositions and all our major markets, more than offsetting the regulatory headwinds.successful “Giga moves” campaigns, consumer mobile contract ARPU Ex-regulation, service revenue growth was 1.6%*.returned to growth in Q4, while contract net additions accelerated in the Adjusted EBITDA decreased 1.9%, including a 2.9 percentage pointsecond half (Q4: 123,000 Q3: 61,000) supported by a reduction in churn negative impact from foreign exchange movements. On an organicremained competitive, however ARPU declines moderated throughout through our “Fit for Growth” programme.as we reached 90% 4G population coverage. OtherFixed service revenues increased 4.8%* (Q3: 4.8%*, Q4 3.7%*) driven activity by strong broadband customer growth, with 433,000 net customer changeM&A)exchange changeadditions (Q4: 123,000), of which 320,000 were on cable and the %pps pps %remainder on DSL. Our “GigaKombi” convergence offer, launched in the Service revenueby year end. We also launched our “GigaTV” advanced digital TV service Italy 2.3––2.3 end of the period. Following upgrades to our superior coax-fibre cable UK(17.0) 1.4 12.3(3.3)6 million households (out of our total NGN footprint of 12.6 million). Other Europe (6.1)8.4 (0.1) 2.2 Adjusted EBITDA grew 4.5%* with the adjusted EBITDA margin was driven by revenue growth, our focus on more profitable direct Adjusted EBITDA channels and a reduction of underlying operating costs. This was Germany 4.5 ––4.5 supported by exceeding our full year cost and capex target synergies UK (31.0)5.110.1 (15.8)Italy Spain8.8 ––8.8 Service revenue grew 2.3%* for the year (Q3: 3.0%*, Q4: 2.8%*) Other Europe (6.8)10.1(0.1)3.2supported by mobile and fixed ARPU growth and an acceleration Europe(1.9) 2.92.1 3.1 in consumer fixed performance. Europe adjusted Mobile service revenue grew 1.5%* (Q3: 1.4%*, Q4: 1.4%*) driven operating profit(1.9) (2.4)(0.7)(5.0) by ARPU growth in prepaid following changes to our tariff plans and improved data monetisation through targeted “more-for-more” Germany offers. In Q4, the prepaid pricing environment became increasingly Service revenue grew 1.9%* for the year (Q3: 1.8%*, Q4: 1.2%*) driven competitive, particularly in the below-the-line channels, however by customer growth in both mobile and fixed and stabilising mobilecustomer losses moderated somewhat compared to Q3. As at 31 March contract ARPU, which more than offset regulatory drags. The slowdown 2017 we had reached over 97% population coverage on our 4G network in the final quarter reflected the full impact of the mobile and fixed and had 9.0 million 4G customers, adding 2.5 million customers within termination cuts, (a 1.3 percentage point year-on-year headwind),the year. as well as the lapping of an accounting reclassification in fixed in the prior financial year.

180 Vodafone Group Plc Annual Report on Form 20-F 2018 Fixed service revenue was up 6.8%* (Q3: 11.9%*, Q4: 10.2%*) driven impact of handset financing, service revenue grew by 4.0%* in the year segments during the second half of the financial year. We added strong commercial momentum in mobile and fixed, supported by our year, and in total we now have 2.2 million broadband customers Adjusted EBITDA grew significantly faster than revenues at 10.6%*, Our commercial momentum has remained strong throughout the year to 36.5%. This was driven by a strong revenue performance and tight and 209,000 fixed broadband net additions (Q3: 93,000, Q4: 75,000). costs during the year. as we focused on cross selling services to our mobile base. Our TV base in the final calendar quarter of 2015. We have now resolved these and we now have 7.6 million 4G customers. In March 2017, we reached service levels now above those achieved prior to the implementation network in both regulated and deregulated areas, which expands our network performance, which is reflected in our ranking as the best voice coverage), of which 10.2 million are on our own network. Our financial performance lagged behind this operational recovery. by 2.1 percentage points to 27.3%. This improvement was driven impact of operational challenges, increased competition in Enterprise operating cost base; these more than offset sharply higher content costs. Mobile service revenue declined 3.3%* (Q3: -3.9%*, Q4: -3.9%*) Adjusted EBITDA grew 3.2%* and adjusted EBITDA margin improved lower ARPU, increased competition in Enterprise and lower Fixed service revenue declined 3.4%* (Q3: -0.9%*, Q4: -7.5%*). (Q4: 0.2%*) driven by growth in consumer fixed service revenue. of central costs, sterling weakness and one-off settlements, adjusted 16,000 postpaid mobile customers in the quarter, supported by our Financials Other unaudited financial information (continued) Prior year operating results (continued) Spain Service revenue grew 0.9%* (Q3: 0.8%*, Q4: 1.3%*). Excluding the by strong customer growth and ARPU improvement across all (Q3: 4.1%*, Q4: 3.8%*). This performance improvement was driven by our 224,000 broadband customers (Q3: 70,000, Q4: 75,000) during the“more-for-more” propositions at the start of the year. of which 0.7 million are on fibre. We also launched our advanced We maintained our leadership in both consumer and enterprise NPS, digital “Vodafone TV” proposition in March 2017, which is gainingwidening the gap versus our competitors during the year. Vodafone One, good early traction.our fully integrated fixed, mobile and TV service, reached 2.4 million customers at the end of the period, up from 1.5 million a year ago. with a 3.0 percentage point improvement in adjusted EBITDA margin with 337,000 mobile contract net additions (Q3: 97,000, Q4: 96,000) cost control, with absolute declines in both customer and operatingOur fixed performance accelerated in the second half of the year UKreached 1.3 million (246,000 net additions during the year), reflecting Our UK operational performance was disrupted during the year the improvement in our content packages. by mistakes made during the implementation of a new billing system Our market-leading 4G coverage reached 93% at the end of the period challenges, with billing accuracy improving to 99.9% and customer a commercial wholesale agreement with Telefónica to access its fibre of the new system. In the fourth quarter we delivered our best ever NGN footprint to 18.7 million homes passed (almost 65% population provider and the co-leader for data in the latest independent P3 test. Adjusted EBITDA grew 8.8%*, and adjusted EBITDA margin improved Service revenue declined 3.3%* (Q3: -3.2%*, Q4: -4.8%*) reflecting the by service revenue growth, lower mobile handset subsidies and a lower and lower roaming revenues. The slowdown in the final quarter mainly reflected a strong prior year comparator in carrier servicesOther Europe and Enterprise.Service revenue grew by 2.2%* (Q3: 1.8%*, Q4: 1.3%*), with all of the larger markets growing in Q4 (excluding the MTR impact in Ireland). as a result of higher churn, an increase in the SIM only mix driving by 0.1 percentage points, reflecting good cost control. roaming and MVNO revenues. Improved operational performance In Ireland, service revenue was flat* for the year but grew 2.0% excluding contributed to lower contract churn rates and growth in branded MTRs (Q4: -1.2%*, 2.3% ex. MTRs) supported by ongoing fixed customer contract customers during the final quarter. We have 9.5 milliongrowth. Portugal service revenue grew 1.7%* (Q4: 2.2%*), with strong 4G customers at the end of the period, with 4G coverage at 96%fixed customer growth as our FTTH roll-out reached 2.7 million homes, (Ofcom definition: 98%).which was partially offset by mobile service revenue declines (which moderated throughout the year). In Greece, service revenue grew 0.5%* Excluding carrier service revenue, fixed service revenue declined 2.5%* in Q4, reflecting a strong comparator together with the ongoing effectVodafoneZiggo of two large contract losses during the year as we balanced our growthThe joint venture between Vodafone Netherlands and Ziggo objectives with a focus on customer profitability. We continued to gain(VodafoneZiggo, in which Vodafone owns a 50% stake) was formed good momentum in consumer broadband with 216,000 customers on 31 December 2016. Note that VodafoneZiggo’s quarterly reports for by the end of the period (Q4: 33,000 net additions), of which 163,000 are credit investors are published on a US GAAP basis, whereas Vodafone consumer customers.Group reports the results of the joint venture on an IFRS basis. Adjusted EBITDA declined 15.8%* excluding the benefit of one-offVodafoneZiggo experienced a decline in local currency revenue of 2% settlements with other network operators in the prior year, with a 3.3in Q4. The decline in local currency mobile service revenue (Q4: -7%) percentage point decline in adjusted EBITDA margin. The declinereflected increasing competition, particularly in the SoHo segment. was driven by lower revenues, increased costs as a result of sterling Cable subscription revenues stabilised in Q4, as increased ARPU offset weakness post Brexit, regulatory headwinds and reallocation of costsa decline in the customer base, and in the B2B segment (mid and large-across Vodafone Group. These headwinds were partially offsetsized enterprises) revenues grew 1%, supported by mobile growth. by a reduction in underlying operating costs. Excluding the reallocation Excluding the impact of the divestment of Vodafone “Thuis”, we added EBITDA declined at a high-single digit rate both for the year and in H2. successful promotional campaign. We also added 11,000 broadband RGU additions in the quarter, with significantly fewer video subscriber losses (an outflow of 18,500 RGUs) compared to the prior year. Adjusted EBITDA in local currency declined by 6% in Q4, as lower revenues and higher mobile acquisition and content costs were only partially offset by underlying cost reductions. During the quarter, Vodafone received €76 million in dividends from the joint venture and €14 million in interest payments on the shareholder loan.

Vodafone Group Plc Annual Report on Form 20-F 2018 181 Vodacom’s international operations outside South Africa, which now Egyptian pound. On an organic basis service revenue was up 7.7%* (Q3: 1.9%*, Q4: 0.5%*) supported by commercial actions such as the and Egypt. activity change M&A) exchange change and network cost savings. International margins declined modestly Other AMAP Other AMAP (2.0) – 12.8 10.8 A MAP (0.9) – 8.6 7.7 local currency growth in Turkey, Egypt and Ghana. AMAP adjusted improved operating cost control. Egypt service revenue grew by 15.6%* (Q3: 19.6%*, Q4: 22.8%*) as rising year, which slowed customer growth during the period. with strong fixed performance and mobile customer growth across Overview Strategic Report Governance Financials Other information Africa, Middle East and Asia-Pacific Vodacom Other AMAPEliminations AMAP% change €m€m€m€mReported Organic* Year ended 31 March 2017 Revenue 5,2946,479–11,773(1.0)7.4 Service revenue 4,4475,509 –9,956 (0.9)7.7 Other revenue 847970–1,817 Adjusted EBITDA2,063 1,791 –3,8544.0 13.2 Adjusted operating profit1,381 857–2,23815.325.2 Adjusted EBITDA margin 39.0%27.6%32.7% Year ended 31 March 2016 Revenue5,325 6,566–11,8912.58.1 Service revenue 4,4195,624–10,043 2.88.0 Other revenue 906942–1,848 Adjusted EBITDA 2,0281,678 –3,706 3.49.0 Adjusted operating profit1,356 585–1,94111.219.9 Adjusted EBITDA margin 38.1%25.6%31.2% Revenue decreased 1.0%, with strong organic growth offset by an 8.6Our market-leading network has now reached 76% 4G coverage percentage point adverse impact from foreign exchange movements,(up from 58% in the prior year), and we have 6.0 million 4G customers. particularly with regards to the South African rand, Turkish lira and driven by strong commercial momentum in South Africa, Turkey represent 22.5% of Vodacom Group service revenue, grew 2.3%* introduction of “Just 4 You” personalised offers across all markets. Adjusted EBITDA increased 4.0%, including a 9.2 percentage pointCommercial momentum stabilised towards the end of the year adverse impact from foreign exchange movements. On an organic as we began to lap the changes in customer registration requirements basis, adjusted EBITDA grew 13.2%*, driven by service revenue growthin Tanzania, the DRC and Mozambique, while political and economic and a continued focus on cost control and efficiencies to offsetdisruptions adversely impacted the DRC’s performance. M-Pesa inflationary pressures.customers totalled 10 million in Q4 (up from 6.8 million the prior year). Other Vodacom Group adjusted EBITDA grew 4.9%*, with a 0.9 percentage Reported (including ForeignOrganic* point adjusted EBITDA margin improvement to 39.0%. In South Africa, %pps pps %margin improvement was supported by a subsidy shift towards data Revenue – AMAP(1.0) (0.2) 8.67.4enabled devices, improved channel efficiencies, rationalisation of offices Service revenueas revenue growth was lower than underlying cost inflation. Vodacom 0.6–3.5 4.1 Service revenue grew by 10.8%* (Q3: 10.5%*, Q4: 9.8%*), with strong A djusted EBITDA Service revenue in Turkey was up 16.0%* (Q3: 15.0%*, Q4: 13.9%*), V=odacom 1.7– 3.2 4.9supported by good growth in consumer contract, strong fixed customer Other AMAP 6.7 –18.024.7momentum and a robust performance in Enterprise. Adjusted EBITDA AMAP 4.0– 9.213.2 grew 29.9%*, with an adjusted EBITDA margin improvement of 2.5 percentage points to 21.2% driven by lower commercial spend and operating profit15.3 –9.925.2 Vodacomdata penetration drove higher ARPU. Adjusted EBITDA grew 22.7%*, Vodacom Group service revenue increased 4.1%* (Q3: 4.0%*, Q4: 3.8%*),with a 2.6 percentage point adjusted EBITDA margin improvement supported by strong customer additions, data usage and enterprise to 44.4% as revenue growth and cost discipline more than offset high growth in South Africa. Vodacom’s International operations wereinflationary pressures. impacted by a change in customer registration requirements in the priorIn New Zealand, service revenue was up 0.8%* (Q3: flat*, Q4: 0.3%*) In South Africa service revenue grew 5.6%* (Q3: 5.6%*, Q4: 5.6%*), withboth consumer and Enterprise. In February 2017, the New Zealand continued strong customer growth in both the prepaid and contract Commerce Commission (‘NZCC’) did not approve the proposed merger base supported by our effective segmentation strategy. We added with Sky Network Television. We are reviewing the reasoning of the 3.2 million prepaid mobile customers (Q4: 1.2 million) in the year and NZCC and have reserved the right to appeal the decision. contract churn remained at historically low levels. Data revenue growth remained strong at 20% for the year, supported by growth in active data customers (19.5 million), data bundle sales (almost 500 million sold during the year, up 45%), and higher usage. Voice revenue fell by 3.7%*, with the pace of decline slowing in the final quarter due to the success of our personalised voice bundle strategy on our “Just 4 You” platform.

182 Vodafone Group Plc Annual Report on Form 20-F 2018 Associates and joint ventures growth rates for the year ended 31 March 2017 of Vodafone India operator in Kenya, achieved local currency service revenue growth no effect on earnings or cash flows. Vodafone Hutchison Australia (‘VHA’), in which Vodafone owns a 50% benefit in the prior period. However, we grew our overall customer base VHA continued to grow service revenue (excluding MTRs), driven Indus Towers, the Indian towers company in which Vodafone has 10 million customers in the year). Unit prices declined 38% year-on-year Indus achieved local currency revenue growth of 6.2% and adjusted data usage per 3G/4G customer to 636 MB (Q3: 505 MB). cover around 92% of service revenues and 96% of our data revenues. its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers), and is expected to close during calendar 2018. The combined company deterioration in adjusted EBITDA margin to 27.3%. This reflected lower Vodafone India has been classified as discontinued operations for Group network expansion, partially offset by lower intra circle roaming fees and highly focused on the management of the business and committed impairment of €6.4 billion (€5.0 billion net of tax), relating to our The results of Vodafone India are detailed below. % change 2017 2016 our business plan as a result of increased competition in the market. Impairment testing at 31 March 2017, following the announcement Revenue 5,853 6,161 (5.0) reversal of that impairment. As a result, the impairment charge for the Other revenue 19 26 Direct costs (1,583) (1,835) Financials Other unaudited financial information (continued) Prior year operating results (continued) With effect from 1 April 2016, the Group changed the reporting of certain dealer commissions in India. Annual and quarterly organic Safaricom, Vodafone’s 40% associate, which is the number one mobilehave been amended to exclude the impact of this change, which had of 14.8% for the year and local currency adjusted EBITDA growth of 24.6% (20.6% excluding a current year benefit), driven by dataService revenue declined 0.7%* (Q3: -1.9%*, Q4: -11.5%*) as a result and M-Pesa. 40 out of 47 targeted regions (counties) now have 4G of heightened competitive pressure following free services offered coverage. During the year the Group received €214 million in dividends by the new entrant during the second half of the year. The slowdown from Safaricom.in Q4, as expected, was due to the ongoing impact of free services, which dragged on data and voice pricing, compounded by the leap year stake, continued to perform solidly in a competitive environment.during the year and retained our high value customers. by growth in our contract customer base and ARPU. Local currencyData browsing revenue declined by 16%* in Q4 compared to +0.6%* adjusted EBITDA grew 19.0%, driven by an increase in underlyingin Q3. Our active data customer base returned to growth in the revenue and strong commercial cost discipline.quarter, increasing to 66.9 million (Q3: 65.0 million), mainly reflecting a 2.7 million increase in our 3G/4G customer base to 37.7 million (adding a 42% interest, will be excluded from the perimeter of the Idea merger.(Q3: -11%), although this helped to stimulate 40% growth in monthly EBITDA growth of 0.3% for the year. Indus owned 122,730 towers as at 31 March 2017, with a tenancy ratio of 2.35x. Our share of Indus’ Voice revenue declined 13%* in Q4 (Q3: -3.0%*) as the benefit of higher adjusted EBITDA for the year was €410 million and its contributionincoming volumes and a larger customer base was offset by a 22% to Vodafone Group adjusted operating profit was €98 million. During the year-on-year decline in voice prices as the market moved to unlimited year the Group received €126 million in dividends from Indus Towers.voice propositions. Total mobile customers increased 4.4 million in the quarter, giving a closing customer base of 209 million. India1Following the Indian spectrum auction in October, we now offer 4G On 20 March 2017, Vodafone announced an agreement to combineservices in 18 circles, up from 9 circles prior to the auction. These circles with Idea Cellular. The transaction is subject to regulatory approvalsAdjusted EBITDA declined 10.5%*, with a 2.2 percentage point will be jointly controlled by Vodafone and the Aditya Birla Group.revenues in the second half of the year and higher costs as a result of 4G reporting purposes. From an operational perspective, the Group remains an underlying reduction in operating costs. to its success, both prior to the completion of the merger and thereafter.In the first half of the 2017 financial year, the Group recorded a noncash Indian business. This was driven by lower projected cash flows within €m€mReported Organic* Service revenue 5,8346,135 (4.9)(0.7) of the merger of Vodafone India with Idea Cellular, gave rise to a partial year reduced to €4.5 billion (€3.7 billion net of tax). Customer costs (313) (287) Operating expenses (2,361)(2,224) Adjusted EBITDA1,596 1,815 (12.1) (10.5) Depreciation and amortisation (1,116)(1,276) Adjusted operating profit 480539(10.9) Adjustments for: Impairment loss2 (4,515)– Other (136) (116) Operating (loss)/profit (4,171) 423 Adjusted EBITDA margin 27.3%29.5% Notes: 1 In accordance with IFRS, the results of Vodafone India are classified as discontinued operations. 2 Year ended 31 March 2017 includes a gross impairment charge of €4.5 billion (2016: €nil) recorded in respect of the Group’s investment in India, which together with the recognition of an associated €0.8 billion deferred tax asset, led to an overall €3.7 billion reduction in the carrying value of Vodafone India.

Vodafone Group Plc Annual Report on Form 20-F 2018 183 Overview Strategic Report Governance Financials Other information This page is intentionally left blank

184 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials This page is intentionally left blank

Vodafone Group Plc Annual Report on Form 20-F 2018 185 Overview Strategic Report Governance Financials Other information This page is intentionally left blank

186 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials This page is intentionally left blank

Vodafone Group Plc Annual Report on Form 20-F 2018 187 Overview Strategic Report Governance Financials Other information This page is intentionally left blank

188 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials This page is intentionally left blank

Vodafone Group Plc Annual Report on Form 20-F 2018 189 Overview Strategic Report Governance Financials Other information This page is intentionally left blank

190 Vodafone Group Plc Annual Report on Form 20-F 2018 Financials This page is intentionally left blank

Vodafone Group Plc Annual Report on Form 20-F 2018 191 Shareholders with any queries regarding their holding should contact See pages 30 and 130 for details on dividend amount per share. Shareholders may also find the investors section of our corporate Dividends are declared in euros and paid in euros and pounds sterling information about the Company. holders are paid by the ADS depositary in US dollars. This aligns the Shareholder communications we generate free cash flow. The foreign exchange rate at which Company can be received as soon as it is available and has the added We pay cash dividends directly to shareholders’ bank or building society Each time we issue a shareholder communication, shareholders who are credited to shareholders’ bank or building society accounts containing a link to the relevant documents. both the interim and final dividends paid during the financial year See vodafone.com/investor for further information about this service. We offer a dividend reinvestment plan which allows holders of ordinary AGM additional shares in the Company. These are purchased on their behalf ShareGift See vodafone.com/dividends for further information about dividend charity number 1052686). Through ShareGift, shareholders who or AST for ADS holders as applicable. See page 192 for their uneconomic to sell, are able to donate them to charity. Donated shares shares, called Investor Centre. This provides our shareholders with facility for solicitors and probate professionals to quickly and to help manage their holdings online, such as being able to: Overview Strategic Report Governance Financials Other information Shareholder information Investor calendar Ex-dividend date for final dividend7 June 2018 Record date for final dividend8 June 2018 Trading update for the quarter ending 30 June 201825 July 2018 AGM27 July 2018 Final dividend payment 3 August 2018 Half-year financial results for the six-months ending 30 September 201813 November 2018 Ex-dividend date for interim dividend 22 November 2018 Record date for interim dividend 23 November 2018 Interim dividend payment 1 February 2019 Dividends The service can be obtained at www.investorcentre.co.uk. Computershare. See page 192 for their contact details. Euro dividends according to where the shareholder is resident. Cash dividends to ADS website, vodafone.com/investor, useful for general queries and Group’s shareholder returns with the primary currency in which dividends declared in euros are converted into pounds sterling and A growing number of our shareholders have opted to receive their US dollars is calculated based on the average exchange rate of the fivecommunications from us electronically using email and web-based business days during the week prior to the payment of the dividend.communications. The use of electronic communications, rather Payment of dividends by direct credit than printed paper documents, means information about the accounts. This ensures secure delivery and means dividend payments benefit of reducing our impact on the environment and our costs. on the same day as payment. A dividend confirmation coveringhave elected for electronic communication will be sent an email alert is sent to shareholders at the time of the interim dividend in February.We encourage all our shareholders to sign up for this service ADS holders may alternatively have their cash dividends paid by chequeby providing us with an email address. You can register your from our ADS depository bank, Deutsche Bank.email address via Computershare at www.investorcentre.co.uk Dividend reinvestment planor contact them via the telephone number provided on page 192. shares who choose to participate to use their cash dividends to acquire by the plan administrator, Computershare Investor Services PLC,Our thirty-fourth AGM will be held at the Queen Elizabeth II Conference through a low cost dealing arrangement. For ADS holders, Deutsche Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 27 July Bank, through its transfer agent, American Stock Transfer & Trust2018 at 11.00 am. The AGM will be transmitted via a live webcast which Company, LLC (AST) maintains the DB Global Direct Investor Services can be viewed on our website at vodafone.com/agm on the day of the Program which is a direct purchase and sale plan for depositary receipts meeting. A recording will be available to view after that date. with a dividend reinvestment facility. payments or, alternatively please contact our registrar, Computershare We support ShareGift, the charity share donation scheme (registered contact information.have only a very small number of shares, which might be considered Taxation of dividendsare aggregated and sold by ShareGift, the proceeds being passed See pages 194 for details on dividend taxation.on to a wide range of UK charities. Managing your shares via Investor Centre See sharegift.org or call +44 (0)20 7930 3737 for further details. Computershare operates a portfolio service for investors in ordinaryLandmark Financial Asset Search online access to information about their investments as well as a facility We participate in an online service which provides a search easily trace UK shareholdings relating to deceased estates. – update dividend bank mandate instructions and review dividend Visit www.landmarkfas.co.uk or call +44 (0)844 844 9967 for payment history;further information. – update member details and address changes; and – register to receive Company communications electronically. Computershare also offers an internet and telephone share dealing service to existing shareholders. Unaudited information

192 Vodafone Group Plc Annual Report on Form 20-F 2018 Shareholder information (continued) Unaudited information Warning to shareholders (“boiler room” scams) Over recent years we have become aware of investors who have received unsolicited calls or correspondence, in some cases purporting to have been issued by us, concerning investment matters. These callers typically make claims of highly profitable opportunities in UK or US investments which turn out to be worthless or simply do not exist. These approaches are usually made by unauthorised companies and individuals and are commonly known as “boiler room” scams. Share price history The closing share price at 31 March 2018 was 194.20 pence (31 March 2017: 208.10 pence). The closing share price on 7 June 2018 was 187.52 pence. The following tables set out, for the periods indicated, (i) the reported high and low middle market quotations of ordinary shares on the London Stock Exchange, and (ii) the reported high and low sales prices of ADSs on NASDAQ. Investors are advised to be wary of any unsolicited advice or offers to buy shares. If it sounds too good to be true, it often is. See the FCA website at fca.org.uk/scamsmart for more detailed information about this or similar activities. Contact details for Computershare and AST The Registrar Computershare Investor Services PLC The Pavilions Bridgwater Road, Bristol BS99 6ZZ, United Kingdom Telephone: +44 (0)370 702 0198 www.investorcentre.co.uk/contactus Holders of ordinary shares resident in Ireland Computershare Investor Services (Ireland) Ltd PO Box 9742 Dublin 18, Ireland Telephone: +353 (0)818 300 999 investorcentre.co.uk/contactus ADS holders AST Operations Center 6201 15th Avenue Brooklyn NY 11219 United States of America London Stock Exchange Year ended 31 March High Low High Low 2014 2.52 1.80 41.57 27.74 2015 2.40 1.85 38.26 29.67 2016 2.55 2.00 39.21 29.19 2017 2.40 1.91 34.69 24.30 2018 2.38 1.91 32.67 25.59 Quarter High Low High Low 2016/2017 First quarter 2.33 2.09 34.69 28.31 Second quarter 2.40 2.19 31.68 28.99 Third quarter 2.28 1.91 29.30 24.30 Fourth quarter 2.15 1.92 26.91 24.42 2017/2018 First quarter 2.32 1.99 30.26 25.59 Second quarter 2.27 2.05 29.90 28.06 Third quarter 2.36 2.09 31.93 28.06 Fourth quarter 2.38 1.91 32.67 27.36 2018/2019 First quarter1 2.14 1.88 30.07 25.30 London Stock Exchange Pounds per ordinary share NASDAQ Dollars per ADS NASDAQ Dollars per ADS Telephone: +1 800 233 5601 (toll free) or, for calls outside the United States: +1 201 806 4103 Email: db@astfinancial.com Month HighLowHigh Low November 20172.302.1630.96 28.81 December 20172.362.2431.9330.48 January 20182.382.2432.6731.32 February 20182.202.00 31.0528.25 March 20182.08 1.91 29.04 27.36 April 20182.14 1.94 30.0727.42 May 20182.13 1.92 29.13 25.91 June 201811.98 1.88 26.5725.30 Note: 1 Covering period up to 7 June 2018. Foreign currency translation The following table sets out the euro exchange rates of the other principal currencies of the Group, being: “Sterling”, “£” or “pence”, the currency of the United Kingdom, and “US dollars”, “US$”, “cents” or “¢”, the currency of the United States. Other information

Vodafone Group Plc Annual Report on Form 20-F 2018 193 The following table sets out, for the periods and dates indicated, the period end, average, high and low exchange rates for euro expressed in US dollars per €1.00. The following table sets out, for the periods indicated, the high and low exchange rates for euro expressed in US dollars per €1.00. At 31 March 2018 the following percentage interests in the ordinary share capital of the Company, disclosable under the Disclosure Guidance and Transparency Rules, (‘DTR 5’), have been notified to the Directors. Shareholder Shareholding BlackRock, Inc.6.90% No changes in the interests disclosed under DTR 5 have been notified to the Company between 31 March 2018 and 7 June 2018. Other than as described above, between 1 April 2015 and 7 June 2018, no shareholder held 3% or more of the voting rights attributable Year ended 31 March High Low November 2017 1.19 1.16 December 2017 1.20 1.17 January 2018 1.25 1.19 February 2018 1.25 1.22 M arch 2018 1.24 1.22 A pril 2018 1.24 1.21 M ay 2018 1.20 1.15 June 2018 1.18 1.17 as custodian of our ADR programme, and Bank of New York Mellon as custodian of our ADR programme prior to 27 February 2017. The rights attaching to the ordinary shares of the Company held by these shareholders are identical in all respects to the rights attaching to all the ordinary shares of the Company. As at 7 June 2018 the Directors are not aware of any other interest of 3% or more in the ordinary share capital of the Company. The Company is not directly or indirectly owned or controlled by any foreign government or any other legal entity. There are no arrangements known to the Company that could result in a change of control of the Company. Overview Strategic Report Governance Financials Other information the exchange rates between euros and US dollars and between euros and sterling were as follows: €1 = US$1.18 and €1 = £0.88. Markets Ordinary shares of Vodafone Group Plc are traded on the London Stock Exchange and in the form of ADSs on NASDAQ. ADSs, each representing ten ordinary shares, are traded on NASDAQ under the symbol “VOD”. The ADSs are evidenced by ADRs issued by Deutsche Bank, as depositary, under a deposit agreement, dated 27 February 2017 between the Company, the depositary and the holders from time to time of ADRs issued thereunder. ADS holders are not shareholders in the Company but may instruct Deutsche Bank on the exercise of voting rights relative to the number of ordinary shares represented by their ADSs. See “Articles of Association and applicable English laws” and “Rights attaching to the Company’s shares – Voting rights” on page 194. Shareholders as at 31 March 2018 Ownership location (as a percentage of shares held) as at 31 March 20182017 UK 35.038.4 Europe (excluding UK)15.014.2 North America 42.7 40.7 Rest of World 7.36.7 Major shareholders As at 7 June 2018, Deutsche Bank as custodian of our ADR programme, held approximately 17.79% of our ordinary shares of 20 20/21 US cents each as nominee. At this date, the total number of ADRs outstanding was 474,789,483 and 1,489 holders of ordinary shares had registered addresses in the United States and held a total of approximately 0.00824% of the ordinary shares of the Company. Articles of Association and applicable English law The following description summarises certain provisions of the Company’s Articles of Association and applicable English law. This summary is qualified in its entirety by reference to the Companies Act 2006 of England and Wales and the Company’s Articles of Association. See “Documents on display” on page 195 for information on where copies of the Articles of Association can be obtained. The Company is a public limited company under the laws of England and Wales. The Company is registered in England and Wales under the name Vodafone Group Public Limited Company with the registration number 1833679. All of the Company’s ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by the Company from the holders of such shares. English law specifies that any alteration to the Articles of Association must be approved by a special resolution of the shareholders. Articles of Association The Company’s Articles of Association do not specifically restrict the objects of the Company. Directors The Directors are empowered under the Articles of Association to exercise all the powers of the Company subject to any restrictions in the Articles of Association, the Companies Act (as defined in the Articles of Association) and any special resolution. Under the Company’s Articles of Association a Director cannot vote in respect of any proposal in which the Director, or any person connected with the Director, has a material interest other than by virtue of the Director’s interest in the Company’s shares or other securities. However, this restriction on voting does not apply in certain circumstances as set out in the Articles of Association. The Directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all liabilities and obligations of the Group outstanding at any time shall not exceed an amount equal to 1.5 times the aggregate of the Group’s share capital and reserves calculated in the manner prescribed in the Articles of Association unless sanctioned by an ordinary resolution of the Company’s shareholders.

194 Vodafone Group Plc Annual Report on Form 20-F 2018 Two shareholders present in person or by proxy constitute a quorum to be purchased by the Company pursuant to the authority granted Company are not permitted to pass resolutions by written consent. at or before the AGM held in the third calendar year before the current and vote on a poll or a show of hands at any general meeting of the interests of good corporate governance that all of the Directors wishing as corporate representatives or proxies with respect to the underlying relating to the ADSs. Employees who hold shares under the Vodafone Group Share Incentive comprised of 50,000 7% cumulative fixed rate shares of £1.00 each respective plan’s trustees. Note there is now a vested share account of 20 20/21 US cents each. As at 31 March 2018, 2,139,038,029 ordinary and Equatex (MyShareBank). Holders of the Company’s 7% cumulative fixed rate shares are only Holders of 7% cumulative fixed rate shares are entitled to be paid to the fixed rate shares. Holders have one vote for every fully paid 7% Company, a fixed cumulative preferential dividend of 7% per annum the holders of the Company’s 7% cumulative fixed rate shares would Company’s profits. Pre-emptive rights and new issues of shares of profits available for distribution. Dividends on ordinary shares can certain exceptions, unable to allot the Company’s ordinary shares using an appropriate exchange rate for any currency conversions the authority of the shareholders in a general meeting. In addition, Other information Shareholder information (continued) The Company can make market purchases of its own shares or agree Voting rights to do so in the future provided it is duly authorised by its membersAt a general meeting of the Company, when voting on substantive in a general meeting and subject to and in accordance with section 701resolutions (i.e. any resolution which is not a procedural resolution) each of the Companies Act 2006. Such authority was given at the 2017 AGMshareholder who is entitled to vote and is present in person or by proxy and the Company concluded an irrevocable and non-discretionary has one vote for every share held (a poll vote). Procedural resolutions share buy-back programme on 15 November 2017. Under this (such as a resolution to adjourn a general meeting or a resolution on the programme the Company purchased 729,077,008 ordinary shares choice of Chairman of a general meeting) shall be decided on a show of 20 20/21 US cents each, equal to the limit the Company announced of hands, where each shareholder who is present at the meeting has one for the programme on 25 August 2017, for an aggregate consideration vote regardless of the number of shares held, unless a poll is demanded. of €1.7 billion. The number of shares purchased represented 2.73% Shareholders entitled to vote at general meetings may appoint proxies of the Company’s issued share capital excluding treasury shares who are entitled to vote, attend and speak at general meetings. as at 31 March 2018 which was below the number permitted by the shareholders at the 2017 AGM.for purposes of a general meeting of the Company. At each AGM all Directors who were elected or last re-electedUnder English law shareholders of a public company such as the year shall automatically retire. However, the Board has decided in theRecord holders of the Company’s ADSs are entitled to attend, speak to continue in office should offer themselves for re-election annually.Company’s shareholders by the depositary’s appointment of them Directors are not required under the Company’s Articles ordinary shares represented by their ADSs. Alternatively, holders of Association to hold any shares of the Company as a qualification of ADSs are entitled to vote by supplying their voting instructions to the to act as a Director, although the Executive Directors are required depositary or its nominee who will vote the ordinary shares underlying to under the Company’s Remuneration Policy. Further details are their ADSs in accordance with their instructions. set out on pages 73 to 78.Holders of the Company’s ADSs are entitled to receive notices Rights attaching to the Company’s shares of shareholders’ meetings under the terms of the deposit agreement At 31 March 2018, the issued share capital of the Company was and 26,675,765,279 ordinary shares (excluding treasury shares) Plan or in a vested nominee share account are able to vote through the shares were held in Treasury. with Computershare (in respect of shares arising from a SAYE exercise) Dividend rights in respect of each financial year, or other accounting period of the entitled to vote on any resolution to vary or abrogate the rights attached on the nominal value of the fixed rate shares. A fixed cumulativecumulative fixed rate share. preferential dividend may only be paid out of available distributable Liquidation rights profits which the Directors have resolved should be distributed.In the event of the liquidation of the Company, after payment The fixed rate shares do not have any other right to share in the of all liabilities and deductions in accordance with English law, be entitled to a sum equal to the capital paid up on such shares, Holders of the Company’s ordinary shares may, by ordinary resolution,together with certain dividend payments, in priority to holders of the declare dividends but may not declare dividends in excess of theCompany’s ordinary shares. The holders of the fixed rate shares do not amount recommended by the Directors. The Board of Directors may have any other right to share in the Company’s surplus assets. also pay interim dividends. No dividend may be paid other than out be paid to shareholders in whatever currency the Directors decide,Under section 549 of the Companies Act 2006 Directors are, with which are required.or securities convertible into the Company’s ordinary shares without If a dividend has not been claimed for one year after the date of thesection 561 of the Companies Act 2006 imposes further restrictions resolution passed at a general meeting declaring that dividend or theon the issue of equity securities (as defined in the Companies Act 2006 resolution of the Directors providing for payment of that dividend,which include the Company’s ordinary shares and securities convertible the Directors may invest the dividend or use it in some other way forinto ordinary shares) which are, or are to be, paid up wholly in cash the benefit of the Company until the dividend is claimed. If the dividendand not first offered to existing shareholders. The Company’s Articles remains unclaimed for 12 years after the relevant resolution eitherof Association allow shareholders to authorise Directors for a period declaring that dividend or providing for payment of that dividend,specified in the relevant resolution to allot (i) relevant securities it will be forfeited and belong to the Company.generally up to an amount fixed by the shareholders; and (ii) equity securities for cash other than in connection with a pre-emptive offer up to an amount specified by the shareholders and free of the pre-emption restriction in section 561. At the 2017 AGM the amount of relevant securities fixed by shareholders under (i) above and the amount of equity securities specified by shareholders under (ii) above were in line with the Pre-Emption Group’s Statement of Principles. Further details of such proposals are provided in the 2018 Notice of AGM. Unaudited information

Vodafone Group Plc Annual Report on Form 20-F 2018 195 There are no provisions in the Articles of Association whereby The Company is subject to the information requirements of the Company’s shares are required to make disclosure of their ownership with these requirements the Company files its Annual Report Guidance and Transparency Rules. documents may be inspected at the SEC’s public reference rooms An AGM needs to be called on not less than 21 days’ notice in writing. or from the Company’s registered office. The Directors may determine that persons entitled to receive notices that are considered material to its results or operations except for: of business on a day determined by the Directors but not later than also specify the record date, the time of which shall be determined are discussed in note 21 “Liquidity and capital resources” to the Act 2006. Under section 336 of the Companies Act 2006 the AGM of shareholders mandatory convertible bonds placed on 25 February 2016 Company’s year end. consolidated financial statements; If at any time the Company’s share capital is divided into different classes venture with Liberty Global as detailed in note 28 “Commitments” provisions of the Companies Act 2006, either with the consent in writing Vodafone India Limited and Idea Cellular Limited and such other class or at a separate meeting of the holders of the shares of that class. At every such separate meeting all of the provisions of the Articles sale of Liberty Global plc’s businesses in Germany, Romania, Hungary except that (i) the quorum is to be the number of persons (which shares of the class regardless of the number of shares he holds; (ii) any or affect the export or import of capital, including but not limited to, shareholder will have one vote per share held in that particular class shares or on the conduct of the Group’s operations. varied by the creation or issue of new shares ranking equally with Taxation of the Company or by a redemption or repurchase of the shares those limitations that would generally apply to all of the shareholders, in general terms, the principal US federal income tax and UK tax apply as a result of failure to comply with a notice under section 793 held as capital assets (for US and UK tax purposes). This section does special rights with regard to control of the Company. The Company classes of holders subject to special rules including, for example, may result in restrictions on the transfer of securities. officers and employees of the Company; holders that, directly, Overview Strategic Report Governance Financials Other information Disclosure of interests in the Company’s shares Documents on display persons acquiring, holding or disposing of a certain percentage of theExchange Act applicable to foreign private issuers. In accordance percentage although such requirements exist under the Disclosure on Form 20-F and other related documents with the SEC. These General meetings and notices located at 100 F Street, NE Washington, DC 20549. Information on the Subject to the Articles of Association, AGMs are held at such times and operation of the public reference room can be obtained in the United place as determined by the Directors of the Company. The Directors States by calling the SEC on +1-800-SEC-0330. In addition, some may also, when they think fit, convene other general meetings of the of the Company’s SEC filings, including all those filed on or after Company. General meetings may also be convened on requisition 4 November 2002, are available on the SEC’s website at sec.gov. as provided by the Companies Act 2006. Shareholders can also obtain copies of the Company’s Articles of Association from our website at vodafone.com/governance Subject to obtaining shareholder approval on an annual basis, the Company may call other general meetings on 14 days’ notice. Material contracts of meetings are those persons entered on the register at the close At the date of this Annual Report the Group is not party to any contracts 21 days before the date the relevant notice is sent. The notice may – its US$4.1 billion and €3.8 billion revolving credit facilities which in accordance with the Articles of Association and the Companies consolidated financial statements; – its subscription agreements for the €1.6 billion of subordinated must be held each calendar year and within six months of the as discussed in note 21 “Liquidity and capital resources” to the Variation of rights – the Contribution and Transfer Agreement in respect of the Dutch joint of shares, the rights attached to any class may be varied, subject to theto the consolidated financial statements; of the holders of three quarters in nominal value of the shares of that – the Implementation Agreement dated 20 March 2017 between parties as listed in the agreement; and of Association relating to proceedings at a general meeting apply, – the Sale and Purchase Agreement dated 9 May 2018 relating to the must be at least two) who hold or represent by proxy not less than and the Czech Republic. one third in nominal value of the issued shares of the class or, if such quorum is not present on an adjourned meeting, one person who holds Exchange controls person present in person or by proxy may demand a poll; and (iii) eachThere are no UK Government laws, decrees or regulations that restrict in the event a poll is taken. Class rights are deemed not to have beenforeign exchange controls on remittance of dividends on the ordinary or subsequent to that class of shares in sharing in profits or assets by the Company.As this is a complex area investors should consult their own tax advisor regarding the US federal, state and local, the UK and other Limitations on transfer, voting and shareholding tax consequences of owning and disposing of shares and American As far as the Company is aware there are no limitations imposed on the Depositary Shares (‘ADSs’) in their particular circumstances. transfer, holding or voting of the Company’s ordinary shares other than This section describes, primarily for a US holder (as defined below), those that apply by law (e.g. due to insider dealing rules) or those that consequences of owning or disposing of shares or ADSs in the Company of the Companies Act 2006. No shareholder has any securities carrying not, however, cover the tax consequences for members of certain is not aware of any agreements between holders of securities that US expatriates and former long-term residents of the United States; indirectly or by attribution, hold 5% or more of the Company’s stock (by vote or value); financial institutions; insurance companies; individual retirement accounts and other tax-deferred accounts; tax-exempt organisations; dealers in securities or currencies; investors that will hold shares or ADSs as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes; investors holding shares or ADSs in connection with a trade or business conducted outside of the US; or investors whose functional currency is not the US dollar.

196 Vodafone Group Plc Annual Report on Form 20-F 2018 the dividends that we pay. Shareholders who are within the charge other conditions are met. It is expected that the dividends we pay would regardless of its source; or – a trust, if a US court can exercise primary supervision over the be subject to the income tax on the dividends we pay. Dividends will to control all substantial decisions of the trust, or the trust has validly received is above the dividend allowance (currently £2,000 per tax year) tax purposes. will count towards the basic or higher rate limits (as applicable) which income tax purposes holds the shares or ADSs, the US federal income of the allowance. partner and the tax treatment of the partnership. Holders that are tax purposes should consult their tax advisors concerning the US federal Subject to the passive foreign investment company (‘PFIC’) rules and disposition of shares or ADSs by the partnership. on the gross amount of any dividend we pay out of our current income tax purposes). However, the Company does not maintain as amended, its legislative history, existing and proposed regulations income tax accounting principles. US holders should therefore assume laws of the UK, the Double Taxation Convention between the United be reported as ordinary dividend income. Dividends paid to a non-published practice, all as currently in effect. These laws and such normally applicable to long-term capital gains provided that certain depositary and assumes that each obligation in the deposit agreement in the case of shares, or the depositary, in the case of ADSs, actually its terms. For the purposes of the treaty and the US-UK double taxation dividends-received deduction generally allowed to US corporations and for US federal income tax and UK tax purposes, this section be the US dollar value of the pound sterling or euro payments made Receipts (‘ADRs’) evidencing ADSs will generally be treated as the US dollar rate, as applicable, on the date the dividends are received Investors should note that a ruling by the first-tier tax tribunal in the of ADSs, regardless of whether the payment is in fact converted continue to apply their long-standing practice of regarding the holder or euros are converted into US dollars on the day they are received, Similarly, the US Treasury has expressed concern that US holders currency gain or loss in respect of the dividend income. may be claiming foreign tax credits in situations where an intermediary security underlying the depositary receipts, or a party to whom be entitled, subject to certain limitations, to a foreign tax credit in respect prior to the receipt by the depositary of the corresponding securities, Other information Shareholder information (continued) A US holder is a beneficial owner of shares or ADSs that is for US federalTaxation of dividends income tax purposes:UK taxation – an individual citizen or resident of the United States;Under current UK law, there is no requirement to withhold tax from – a US domestic corporation;to UK corporation tax will be subject to corporation tax on the dividends – an estate, the income of which is subject to US federal income taxwe pay unless the dividends fall within an exempt class and certain generally be exempt. trust’s administration and one or more US persons are authorised Individual shareholders in the Company who are resident in the UK will elected to be treated as a domestic trust for US federal incomebe taxable in the UK at the dividend rates applicable where the income which is taxed at a nil rate. Dividend income is treated as the highest If an entity or arrangement treated as a partnership for US federalpart of an individual shareholder’s income and the dividend allowance tax treatment of a partner will generally depend on the status of themay affect the rate of tax due on any dividend income in excess entities or arrangements treated as partnerships for US federal incomeUS federal income taxation income tax consequences to them and their partners of the ownership described below, a US holder is subject to US federal income taxation This section is based on the US Internal Revenue Code of 1986,or accumulated earnings and profits (as determined for US federal thereunder, published rulings and court decisions, and on the taxcalculations of its earnings and profits in accordance with US federal States and the UK (the ‘treaty’) and current HM Revenue and Customsthat any distribution by the Company with respect to shares will practice are subject to change, possibly on a retroactive basis.corporate US holder will be taxable to the holder at the reduced rate This section is further based in part upon the representations of therequirements are met. and any related agreement will be performed in accordance withDividends must be included in income when the US holder, or constructively receives the dividend and will not be eligible for the convention relating to estate and gift taxes (the ‘Estate Tax Convention’),in respect of dividends received from other US corporations. is based on the assumption that a holder of American DepositaryThe amount of the dividend distribution to be included in income will owner of the shares in the Company represented by those ADRs.determined at the spot pound sterling/US dollar rate or the spot euro/ UK has cast doubt on this view, but HMRC have stated that they willby the US holder, in the case of shares, or the depositary, in the case of such ADRs as holding the beneficial interest in the underlying shares.into US dollars at that time. If dividends received in pounds sterling of depositary receipts (such as holders of ADRs representing our ADSs) the US holder generally will not be required to recognise any foreign in the chain of ownership between such holders and the issuer of the Where UK tax is payable on any dividends received, a US holder may depositary receipts or deposited shares are delivered by the depositary of such taxes. has taken actions inconsistent with the ownership of the underlying security by the person claiming the credit, such as a disposition of such security. Such actions may also be inconsistent with the claiming of the reduced tax rates that may be applicable to certain dividends received by certain non-corporate holders, as described below. Accordingly, (i) the creditability of any UK taxes and (ii) the availability of the reduced tax rates for any dividends received by certain non-corporate US Holders, each as described below, could be affected by actions taken by such parties or intermediaries. Generally exchanges of shares for ADRs and ADRs for shares will not be subject to US federal income tax or to UK tax other than stamp duty or stamp duty reserve tax (see the section on these taxes on page 197). Unaudited information

Vodafone Group Plc Annual Report on Form 20-F 2018 197 not be levied on an issue of shares to a depositary receipt system on the A US holder that is not resident in the UK will generally not be liable for of transfer are executed and retained at all times outside the UK. of a gain on the disposal of our shares or ADSs if the US holder: – is a citizen of the United States and is resident in the UK; duty generally at the rate of 0.5% of the purchase price of the shares. in the UK, having ceased to be so resident for a period of five years our shares in registered form at 0.5% of the amount or value of the years immediately preceding the year of departure from the UK); agreement, an instrument transferring the shares is executed, any SDRT been paid, the liability to pay the tax (but not necessarily interest and centrally managed and controlled in the UK; or – is a citizen or a resident of the United States, or a US domestic ADSs will not give rise to SDRT. PFIC rules in connection with a branch, agency or permanent establishment of a PFIC for US federal income tax purposes for our current taxable year in the UK. as a PFIC, US holders of shares would be required (i) to pay a special under the treaty. Holders who may fall within one of the above on the sale or other disposition of the shares or ADSs would in general Subject to the PFIC rules described below, a US holder that sells annually on a mark-to-market basis with respect to the shares or ADSs. Otherwise a US holder would be treated as if he or she has realised a capital gain or loss for US federal income tax purposes equal to the period for the shares or ADSs and would be taxed at the highest tax the holder’s adjusted tax basis, determined in US dollars, in the shares An interest charge in respect of the tax attributable to each such if the US holder’s holding period in the shares or ADSs exceeds one year. The gain or loss will generally be income or loss from sources within the or ADSs were treated as stock in a PFIC would also apply. In addition, is subject to limitations. of tax described above under “Taxation of Dividends – US federal Certain US holders are not subject to back-up withholding. US holders or ADSs have been placed in trust by a settlor they may be subject reporting obligations that may apply to the ownership or disposition domiciled in the United States and was not a UK national. Where the of certain foreign financial assets. gift or estate tax, the estate tax convention generally provides a credit Overview Strategic Report Governance Financials Other information Taxation of capital gainsFollowing rulings of the European Court of Justice and the first-tier tax UK taxation tribunal in the UK, HMRC have confirmed that the 1.5% SDRT charge will UK tax in respect of any capital gain realised on a disposal of our shares basis that such a charge is contrary to EU law. or ADSs.No stamp duty should in practice be required to be paid on any transfer However, a US holder may be liable for both UK and US tax in respect of our ADSs provided that the ADSs and any separate instrument A transfer of our shares in registered form will attract ad valorem stamp – is an individual who realises such a gain during a period of “temporary There is no charge to ad valorem stamp duty on gifts. non-residence” (broadly, where the individual becomes resident SDRT is generally payable on an unconditional agreement to transfer or less, and was resident in the UK for at least four out of the seven taxconsideration for the transfer, but if, within six years of the date of the – is a US domestic corporation resident in the UK by reason of beingwhich has been paid would be repayable or, if the SDRT has not penalties) would be cancelled. However, an agreement to transfer our corporation, that has used, held or acquired the shares or ADSs in the UK through which it carries on a trade, profession or vocation We do not believe that our shares or ADSs will be treated as stock or the foreseeable future. This conclusion is a factual determination In such circumstances, relief from double taxation may be available that is made annually and thus is subject to change. If we are treated categories should consult their professional advisers.US addition to tax on certain distributions and (ii) any gain realised US federal income taxation not be treated as a capital gain unless a US holder elects to be taxed or otherwise disposes of our shares or ADSs generally will recognise difference between the US dollar value of the amount realised and such gain and certain “excess distributions” rateably over the holding or ADSs. This capital gain or loss will be a long-term capital gain or loss rate in effect for each such year to which the gain was allocated. preceding year beginning with the first such year in which our shares US for foreign tax credit limitation purposes. The deductibility of losses dividends received from us would not be eligible for the reduced rate Additional tax considerations income taxation”. UK inheritance taxBack-up withholding and information reporting An individual who is domiciled in the United States (for the purposes Payments of dividends and other proceeds to a US holder with respect of the Estate Tax Convention) and is not a UK national will notto shares or ADSs, by a US paying agent or other US intermediary will be subject to UK inheritance tax in respect of our shares or ADSs on thebe reported to the Internal Revenue Service (‘IRS’) and to the US holder individual’s death or on a transfer of the shares or ADSs during theas may be required under applicable regulations. Back-up withholding individual’s lifetime, provided that any applicable US federal gift or estate may apply to these payments if the US holder fails to provide tax is paid, unless the shares or ADSs are part of the business propertyan accurate taxpayer identification number or certification of exempt of a UK permanent establishment or pertain to a UK fixed base used for status or fails to comply with applicable certification requirements. the performance of independent personal services. Where the shares to UK inheritance tax unless, when the trust was created, the settlor was should consult their tax advisors about these rules and any other shares or ADSs are subject to both UK inheritance tax and to US federal of shares or ADSs, including requirements related to the holding against US federal tax liabilities for UK inheritance tax paid. UK stamp duty and stamp duty reserve tax Stamp duty will, subject to certain exceptions, be payable on any instrument transferring our shares to the custodian of the depositary at the rate of 1.5% on the amount or value of the consideration if on sale or on the value of such shares if not on sale. Stamp duty reserve tax (‘SDRT’), at the rate of 1.5% of the amount or value of the consideration or the value of the shares, could also be payable in these circumstances but no SDRT will be payable if stamp duty equal to such SDRT liability is paid.

198 Vodafone Group Plc Annual Report on Form 20-F 2018 Strategic Radio Limited (registered number 1833679). After various Deutschland Holding AG in Germany for cash consideration to the public in October 1988. The Company was fully demerged Since then we have entered into various transactions which significantly partner, for a total consideration of US$130 billion (€95 billion) of these transactions are summarised below: Following completion, Vodafone shareholders received Verizon AirTouch Plc in June 1999 but then reverted to its former name, by Analjit Singh and Neelu Analjit Singh, taking our stake to 89.03% Group having a 45% interest in the combined entity. Corporativo Ono, S.A. (‘Ono’) in Spain for total consideration, including and Italy and increased our indirect holding in Société Française Global plc to combine our Dutch operations in a 50:50 joint venture of on 27 April 2006. Vodafone India (excluding its 42% stake in Indus Towers), with Idea – On 10 September 2010 we sold our entire 3.2% interest in China business to ATC for INR 40.0 billion is expected in the first half of this for a cash consideration of €7.75 billion and received a final dividend acquire Vodafone Europe B.V.’s 51% stake in the joint venture – On 27 July 2012 we acquired the entire share capital of Cable & consideration paid to Liberty Global and €7.6 billion of existing Liberty (€1,340 million). events” for further details. Other information History and development The Company was incorporated under English law in 1984 as Racal – On 13 September 2013 we acquired a 76.57% interest in Kabel name changes, 20% of Racal Telecom Plc share capital was offeredof €5.8 billion. from Racal Electronics Plc and became an independent company– The completion on 21 February 2014 of the agreement, announced in September 1991, at which time it changed its name to Vodafone on 2 September 2013, to dispose of our US Group whose principal Group Plc.asset was its 45% interest in Verizon Wireless (‘VZW’) to Verizon Communications Inc. (‘Verizon’), Vodafone’s joint venture impacted on the development of the Group. The most significantincluding the remaining 23.1% minority interest in Vodafone Italy. – The merger with AirTouch Communications, Inc. which completedshares and cash totalling US$85 billion (€37 billion). on 30 June 1999. The Company changed its name to Vodafone – In March 2014 we acquired the indirect equity interests in VIL held Vodafone Group Plc, on 28 July 2000.and then in April 2014 we acquired the remaining 10.97% of VIL from – The completion on 10 July 2000 of the agreement with Bell Atlantic Piramal Enterprises Limited for cash consideration of INR89.0 billion and GTE to combine their US cellular operations to create the largest (€1.0 billion), taking our ownership interest to 100%. mobile operator in the United States, Verizon Wireless, resulting in the– On 23 July 2014 we acquired the entire share capital of Grupo – The acquisition of Mannesmann AG which completed on 12 April associated net debt acquired, of €7.2 billion. 2000. Through this transaction we acquired businesses in Germany – On 31 December 2016 we completed the transaction with Liberty u Radiotéléphone S.A. (‘SFR’).called VodafoneZiggo Group Holding B.V. (‘VodafoneZiggo’). See note – Through a series of business transactions between 1999 and 200427 “Acquisitions and disposal” for further details. we acquired a 97.7% stake in Vodafone Japan. This was then disposed – On 20 March 2017 we announced the agreement to combine – On 8 May 2007 we acquired companies with controlling interests Cellular, which is listed on the Indian Stock Exchanges, with the in Vodafone India Limited (‘VIL’), formerly Vodafone Essar Limited,combined company to be jointly controlled by Vodafone and the for US$10.9 billion (€7.7 billion).Aditya Birla Group. See note 28 “Commitments” for further details. – On 20 April 2009 we acquired an additional 15.0% stake in Vodacom – On 31 March 2018, Vodafone India completed the sale of its for cash consideration of ZAR20.6 billion (€1.8 billion). On 18 May standalone tower business in India to ATC Telecom Infrastructure 2009 Vodacom became a subsidiary.Private Limited (“ATC”) for an enterprise value of INR 38.5 billion (€478 million). Completion of Idea’s sale of its standalone tower Mobile Limited for cash consideration of £4.3 billion (€5.2 billion).calendar year. See note 28 “Commitments” for further details. – On 16 June 2011 we sold our entire 44% interest in SFR to Vivendi – On 26 February 2018, we announced that Qatar Foundation would from SFR of €200 million.company, Vodafone and Qatar Foundation LLC, that controls – Through a series of business transactions on 1 June and 1 July 2011, Vodafone Qatar for a total cash consideration of QAR1,350 million we acquired an additional 22% stake in VIL from the Essar Group (€301 million). The transaction was completed on 29 March 2018. for a cash consideration of US$4.2 billion (€2.9 billion) including See note 27 “Acquisitions and disposals” for further details. withholding tax.– On 25 April 2018, Vodafone, Bharti Airtel Limited (‘Bharti Airtel’) – Through a series of business transactions in 2011 and 2012, Vodafone and Idea announced the merger of Indus Towers Limited (‘Indus assigned its rights to purchase approximately 11% of VIL from theTowers’) into Bharti Infratel Limited (‘Bharti Infratel’), creating Essar Group to Piramal Healthcare Limited (‘Piramal’). On 18 August a combined company that will own the respective businesses 2011 Piramal purchased 5.5% of VIL from the Essar Group for a cash of Bharti Infratel and Indus Towers. Bharti Airtel and Vodafone will consideration of INR28.6 billion (€410 million). On 8 February 2012,jointly control the combined company, in accordance with the terms they purchased a further 5.5% of VIL from the Essar Group for a cash of a new shareholders’ agreement. See note 31 “Subsequent events” consideration of approximately INR30.1 billion (€460 million) taking for further details. Piramal’s total shareholding in VIL to approximately 11%.– On 9 May 2018, Vodafone announced that it had agreed to acquire – On 9 November 2011 we sold our entire 24.4% interest in Polkomtel Unitymedia GmbH in Germany and Liberty Global’s operations in Poland for cash consideration of approximately €920 million before(excluding its “Direct Home” business) in the Czech Republic, tax and transaction costs.Hungary and Romania, for a total enterprise value of €18.4 billion. This is expected to comprise approximately €10.8 billion of cash Wireless Worldwide plc for a cash consideration of £1,050 milliondebt, subject to completion adjustments. See note 31 “Subsequent – On 31 October 2012 we acquired TelstraClear Limited in New Zealand for a cash consideration of NZ$840 million (€660 million).Details of other significant transactions that occurred after 31 March 2018 and before the signing of this Annual Report on 18 June 2018 are included in note 31 “Subsequent events”. Unaudited information

Vodafone Group Plc Annual Report on Form 20-F 2018 199 the operation of their business activities. Such regulation typically In May 2017 the national regulatory authority (‘BNetzA’) initiated the telecommunications services and general competition (antitrust) of the Commission market recommendation) currently covering both key regulatory developments at national and regional level and in the as well as bitstream wholesale products. The modification of Fibre to the year ended 31 March 2018. Many of the regulatory developments has not excluded the possibility that access to the incumbent’s FTTH or consideration of potential proceedings that have not reached retail minus) or fully deregulated. In June 2017 BNetzA assessed the demand for spectrum at 2.0 GHz and of financial risk to our performance from such matters. local loop (‘VDSL ULL’) and the introduction VULA product at street into force. As a result, all of our EU customers are able to use their home in nearshore areas. Vodafone Germany’s VDSL ULL customers are due published the Proposed Free Flow of Data Regulation which aims in the 3.5GHz band from Telefónica Germany. The rights to this and processing services such as cloud computing, big data analytics EU Agency for Network and Information Security and establish a new principles and guidelines for infrastructure pricing within the context and services. consultation are not expected before mid-2018. the EU to compete in the global race for artificial intelligence. In September 2017 Vodafone Italy was assigned the city of Milan for regulation of platform to business relationships and initiatives announced an enforcement action against Vodafone Italy for failure Code’) discussions are ongoing between the European Parliament, to monthly billing cycles. In February 2018 the Italian Competition to be finalised by the end of 2018. The Communications Code covers Italy, three of its competitors and the industry trade association, alleging and the institutional set-up and governance. Key proposals still with the AGCOM resolution and exchanging information on future regulation and treatment of regulated co-investment, retail pricing the operators to revert to monthly billing. Vodafone Italy has appealed Spectrum management policy. place in October 2018. Vodafone is also defending itself against the ICA of content across the European Single Market in a variety of areas are and legal proceedings” to the consolidated financial statements. United Kingdom Tangible Goods, a New Deal for Consumers which includes proposals reasoning behind its decision on BT’s Appeal of the national regulatory on Audio-visual Media Services and copyright. New Regulation BT has put on hold the launch of its Dark Fibre Access Product and has now entered into application in the Member States which will allow Ofcom’s previous decisions were unchallenged. while travelling across Europe. Ofcom in setting the Annual Licence Fees for 900MHz and 1800MHz which will update the existing e-Privacy Directive with specific rules in the near future. In February 2018 Ofcom notified the commission of its proposed MTR Data Protection Directive (Directive 95/46/EC) when it came into force will change from 0.495 pence per minute to 0.489 pence per minute across the EU, strengthening protection for EU citizens and improve (current rate of CPI = 2.5%). Ofcom also clarified that all inbound calls Overview Strategic Report Governance Financials Other information Regulation Our operating companies are generally subject to regulation governing Europe region takes the form of industry specific law and regulation coveringGermany law applicable to all activities.market review process for wholesale access at fixed locations (market 3 The following section describes the regulatory frameworks and theunbundled local loop (‘ULL’) and virtual unbundled local access (‘VULA’) European Union (‘EU’), in which we had significant interests during the Home (‘FTTH’) regulation currently included in market 3 regulation reported in the following section involve ongoing proceedings network may only be regulated by a light touch approach (e.g. a conclusion. Accordingly, we are unable to attach a specific level 3.5 GHz for mobile services. An auction is expected for year-end 2018. European Union (‘EU’)In August 2017 BNetzA published its decision regarding the reference In June 2017 the requirement to implement “Roam Like at Home” cameoffer on the migration of very high-rate digital subscriber line unbundled tariff whilst roaming in the EU, subject to fair use limits.cabinets in view of Deutsche Telekom’s Vectoring deployment In September 2017 the European Commission (the ‘Commission’) to be migrated on to the substitute bitstream products from mid-2018. to facilitate the cross-border provision within the EU of data storageIn December 2017 Vodafone Germany purchased 1x42MHz spectrum and IoT and the new EU cybersecurity strategy and Cybersecurity spectrum expire in 2021. Act, which aims to give a bigger role and more resources to theIn February 2018 BNetzA initiated a national consultation concerning framework at EU level for the cybersecurity certification of ICT productsof the German Digital Network Law (‘DigiNetz-Gesetz’). Results of this In April 2018 the Commission released its strategy on how to prepare Italy New proposals have been made in relation to platforms, with proposed their proposed 5G pilot. addressing fake news and liability for content.In November 2017 the national regulatory authority (‘AGCOM’) The European Electronic Communications Code (‘Communications to comply with a resolution requiring telecoms operators to adhere European Council and the Commission and are expected Authority (‘ICA’) also opened an antitrust investigation into Vodafone access regulation, spectrum, end user rights, universal service,that the operators infringed competition law by agreeing not to comply being debated include access to passive infrastructure, symmetrical pricing strategies in response to a subsequent law which has forced of intra-EU international calls and level of EU oversight on Member Stateagainst AGCOM’s enforcement action and the hearing is due to take The proposals on consumer protection, copyright and audio-visual investigation and has revised its pricing strategy going forward. services which are likely to impact e-commerce and the distribution For information on litigation in Italy, see note 29 “Contingent liabilities ongoing. These include proposals for new Directives on Digital and on better enforcement of consumer rights and New DirectivesIn November 2017 the Competition Appeal Tribunal published its full on cross-border portability of online content services on copyright,authority’s (‘Ofcom’) 2016 Business Connectivity Market Review. consumers access to online TV and Video on Demand subscriptions Ofcom put in place temporary conditions to continue regulation where The Commission’s legislative proposal for an e-Privacy Regulation,In December 2017 the Court of Appeal upheld BT/EE’s appeal against applicable to the electronic communications sector is ongoing.spectrum. As a result, we expect Ofcom to re-consult on these fees The General Data Protection Regulation (‘GDPR’) replaced the 1995 on 25 May 2018. The GDPR harmonises data protection requirementschange effective from 1 April 2018 to 31 March 2021. The current rate organisation’s accountability when holding their personal data.from 1 June 2018, and annually thereafter fall by approximately CPI-4% will be subject to the charge control, including calls originated from non-EEA countries. Unaudited information

200 Vodafone Group Plc Annual Report on Form 20-F 2018 The decision is due on 30 May 2018. band at a cost of £380 million, expiring in April 2038. to the acquisition of sports rights, including VodafoneZiggo’s TV channel, Commission’s competition authority (‘DGCOMP’) decision to prohibit the companies involved may have violated EU antitrust rules that prohibit The Court has granted EE leave to intervene to support the Commission. In June 2017 the national regulatory authority (‘ComReg’) issued the the National Audience presented its preliminary ruling before the European of the incumbent operator in Ireland. A follow up consultation of Authorisation Directive which is currently under review by the ECJ. Portugal pricing of wholesale SMS/MMS services on mobile virtual network a public consultation on wholesale markets for voice call termination has appealed against this ruling in the Supreme Court. In February 2018 ANACOM issued a draft decision on zero rating speed of 30 Mbps for 90% of population, before 1st January 2020. Portuguese market are in breach of the Net Neutrality Regulation and Vodafone Portugal continues to challenge payment notices totalling will calculate maximum wholesale price for the access component compensation of Universal Service net costs. services. Telefónica’s new wholesale price of €17.57 per month was a consultation process for 5G spectrum allocation in Romania and The national regulatory authority (‘ACM’) did not file an appeal of September 2017. Auctions are expected in 2019 but timing has not rules prevail over the net neutrality provision in the Dutch relevant markets for fixed and mobile call termination and proposed against the new MTR of 0.581 eurocents per minute for the period objections from the Commission, MTRs will be reduced using the force in July 2017. For the period 2013 to 2016 the existing tariffs until the new LRIC model results are available. Cost Plus (‘BULRIC+’). In July 2017 VodafoneZiggo filed an appeal to 0.982 eurocents per minute and remained effective until the end of the Wholesale Fixed Access market, in which it aims to regulate minute from 1 January 2018 and then 0.946 eurocents per minute from regulation on KPN. The public consultation closed in April 2018 and Other information Regulation (continued) In March 2018 Ofcom notified Vodafone UK that it had opened In April 2018 Liberty Global and Vodafone formally re-notified the an investigation into its Vodafone Passes tariffs. Ofcom is investigating UPC/Ziggo merger to the Commission following the annulment of the whether the use of traffic management is compliant with Netoriginal clearance decision by the European Court. The parties met Neutrality regulations.with the Commission on 25 April where the Commission explained In April 2018 Vodafone UK acquired 1x50MHz spectrum in the 3.5GHztheir position and what needed to be done in order to obtain clearance. Hutchison 3G’s appeal to the EU’s General Court against theIn April 2018 the Commission commenced an investigation in relation proposed Hutchison 3G acquisition of Telefónica UK (‘O2’) is ongoing.Ziggo Sport. The Commission stated that it is concerned that the cartels and restrictive business practices in relation to the acquisition Under the Digital Economy Act, Vodafone UK has to implement billof sports rights. As well as VodafoneZiggo, Fox Sports and media buying capping functionality by October 2018. The cap will be chosen by theagents IMG, MP & Silva and B4 Capital all confirmed that they were customer and any expenditure above the chosen cap, without thevisited by the Commission. VodafoneZiggo are fully cooperating with customer’s explicit prior opt-in, cannot be charged.the commission’s investigation. Spain Ireland In June 2017 the Spanish Supreme Court dismissed the appeals broughtIn May 2017 Vodafone Ireland acquired 105MHz spectrum in the cities by Vodafone Spain and other stakeholders against the Royal Decree on theand 85MHz spectrum in the regions for the 3.6GHz band at a cost so-called “TV Tax” created by Law 8/2009 that requires the financingof €18 million, expiring in July 2032. Discussions are ongoing with the of the RTVE Corporation to be supported by 1.5% of private TV networks’,regulator on transition plans. and 0.9% of telecom operators’, gross operating revenues. In February 2018 Court of Justice (‘ECJ’) on the compatibility of the TV Tax with Article 6findings of their review of the processes for regulatory governance is planned for the second half of 2018. The markets 3a and 3b review In September 2017 the National Audience court declared the fines that for broadband is ongoing and a move to cost-oriented pricing has had been previously applied to Telefónica, Orange and Vodafone Spain been proposed. in December 2012, for abuse of dominant position by imposing excessive operators (‘MVNO’), as void. The national regulatory authority’s (‘CNMC’) In January 2018 the national regulatory authority (‘ANACOM’) launched where it proposes to reduce the MTR from 0.75 to 0.43 eurocents per In December 2017 a draft Ministerial Order was issued for its rural LTE minute and set a glide path for additional annual decreases to 0.36 plan that requires holders of spectrum in the 800 MHz to achieve jointeurocents per minute in July 2020. coverage in areas with less than 5,000 inhabitants, with a minimum The Final Order is expected by June 2018.practices in Portugal which concludes that some offers in the In February 2018 CNMC’s new MTRs came into force, reducing the Roaming Regulation. Vodafone Portugal submitted its response during current rate of 1.09 eurocents per minute to 0.64 eurocents per minute the public consultation that closed in April and ANACOM’s final decision by January 2020. is expected before the end of 2018. In March 2018 CNMC’s proposed Regulatory Economic Replicability In March 2018 ANACOM launched a public consultation to assess and Test (‘ERT’) was adopted as part of Telefónica’s obligations on its fibreprepare the allocation of spectrum for 5G. network under the Resolution on markets 3 and 4. This mechanism of wholesale broadband services (‘NEBA’) and NEBA Local (‘VULA’) €34.8 million issued by ANACOM regarding 2012-2014 extraordinary approved by CNMC in April 2018.Romania Netherlands In June 2017 the national regulatory authority (‘ANCOM’) launched against the Court of Rotterdam’s April 2017 ruling that the Europeanindustry responses were published by ANCOM at the beginning Telecommunications Act and amended the act accordingly.been confirmed. In July 2017 VodafoneZiggo’s request for a preliminary injunctionIn July 2017 ANCOM published its draft market review analysis of the 2017-2020 was dismissed by the court. The new tariffs entered intoto maintain the current level of termination rates however following remained unchanged, based on Bottom-Up Long Run Incremental EU benchmark, from 0.96 to 0.84 eurocent per minute from 1 May 2018, against ACM’s MTR/FTR market decision. The appeal court is expectedGreece to deliver its verdict after June 2018.In August 2017 the national regulatory authority (‘EETT’) announced In February 2018 ACM published a draft decision based on its analysis the MTR for calls originating within the EU was reduced from 1.072 VodafoneZiggo (cable access) in addition to continuing existingof 2017. A glide path further reduced the MTR to 0.958 eurocents per ACM will notify the Commission of its decision after June 2018.1 January 2019 until further review. Unaudited information

Vodafone Group Plc Annual Report on Form 20-F 2018 201 In March 2018 AKEP launched a public consultation on granting usage in 2012, in relation to international mobile calls from Greece to Albania. 1 June 2018. Cabinet (‘FTTC’) regulated services as part of its 28-month Next In April 2018 Vodafone Malta acquired 2x10MHz spectrum in the Vodafone Greece’s wholesale VULA services through both FTTC at a cost of €619,500 per annum, expiring in April 2033. reserve price of €59.1 million, for a 17 years and 10-month licence. In September 2017 DoT issued Indian Telegraph (Amendment) implementation deadline. In September 2017 TRAI issued its revised Interconnect Usage Charge In January 2018 the pleadings in the Delhi High Court on Vodafone wholesale access market is susceptible to ex ante regulation. being non-compliant with TRAI’s tariff requirements for interconnect O2 CZ/CETIN and T-Mobile CZ is ongoing. In February 2018 TRAI has issued Telecommunication Tariff Order the market 3a and 3b review decision for wholesale access at fixed be determined on the basis of subscriber base and gross revenue for almost 20% of the population where there is a satisfactory competition and published. Vodafone India have challenged the TTO requirement VULA access and has introduced BULRIC+ access pricing for all of the TRAI not to take any coercive or penal action for non-publishing In February 2018 TRAI has submitted its recommendations on the In March 2018 Vodafone India challenged TRAI’s reduction Overview Strategic Report Governance Financials Other information In September 2017 EETT held a formal hearing for Vodafone Greece In March 2018 Vodafone Albania acquired 50% of the spectrum made and Cosmote to present their views in response to the complaint available by PLUS exiting the market. brought by Wind for alleged abuse of dominance commencing Subsequent to this oral hearing Vodafone Greece submitted their rights for the 800 MHz spectrum band. written response to the EETT in January 2018. In April 2018 AKEP issued its decision to impose on operators the In November 2017 Vodafone Greece launched its VULA Fibre to the obligation to switch their bundles from 28 to 30 days starting from Generation Access (‘NGA’) roll-out plan and the VULA-FTTH launch Malta is scheduled for mid-2018. EETT’s final decision regarding the VULA In March 2018 the Maltese Government announced its intention specifications and provisions is expected to be issued and notifiedto introduce SIM registration requirements for all new and to the Commission by May 2018. EETT is developing a BULRIC+ modelexisting accounts. for calculating the wholesale copper and fibre access prices (including and FTTH). 800MHz band and 2x30+25MHz spectrum in the 2.6GHz band In November 2017 Vodafone Greece renewed 2x15MHz spectrum in the 1800MHz band, that was due to expire in February 2018, at the Africa, Middle East and Asia-Pacific region India In December 2017 EETT announced that “Regulation on General In August 2017 the national regulatory authority (‘TRAI’) amended its Authorization” will become effective from 3 June 2018, regulating how Quality of Service Regulations for assessment of Drop Call Rate and customers’ contracts are set up, managed, terminated and renewed. increased financial penalties for non-compliance. Vodafone Greece has requested an extension of one year for the Rules 2017 that from 1 October 2018 requires Original Equipment In March 2018 EETT announced its decision that the Universal Service Manufacturers (‘OEMs’) to mandatorily seek pre-sale testing and costs for the years 2010 & 2011 represented an unfair burden on thecertification of all imported and domestically manufactured telecom designated provider and the net cost should be between all theequipment by accredited labs in India. operators. Vodafone Greece has appealed against EETT’s decisions. Czech Republic (‘IUC’) Regulation, reducing the MTR from INR0.14 per minute to INR In November 2017 the national competition authority (‘UOHS’) 0.06 per minute, effective from 1 October 2017 until 31 December 2019 published the findings of the retail mobile telecoms market sector and Bill & Keep from 1 January 2020. Vodafone India has challenged inquiry and concluded there was no anti-competitive conduct found this Regulation in the Bombay High Court. The next hearing is due and mobile operators are compliant with competition law. However, on 11 June 2018. Vodafone India’s petition in the Delhi High Court it did not exclude the possibility of future ex-ante regulation imposed against TRAI’s previous IUC regulation of February 2015 that reduced by the national regulatory authority (‘CTU’). CTU’s mobile market the MTR to INR 0.14 is next listed on 24 May 2018. analysis continues and in their initial finding concluded that the mobile India’s challenge against TRAI’s recommended fine for alleged failure In April 2018 Vodafone Czech Republic’s existing 900MHz and to provide adequate points of interconnection to Reliance Jio (‘RJIL’) 1800MHz spectrum licences were extended until June 2029 for a one-have been completed. As the issue is already before the Division Bench off fee of €6.5 million.in the case of Idea Cellular it is now adjourned until 10 August 2018. DG COMP‘s investigation into a network sharing agreement between Vodafone India’s challenge against RJIL’s zero/free mobile tariff offers usage charges is pending in the Delhi High Court and the next hearing Hungary is scheduled in August 2018. In December 2017 the national regulatory authority (‘NMHH’) published locations. NMHH has withdrawn the obligations in an area covering (‘TTO’) 63rd Amendment and Significant Marker Power (‘SMP’) will now level. In non-competitive areas it has imposed an obligation to provide purposes of predatory pricing, and segmented offers are to be reported access products. in the Madras High Court and on 19 March 2018 the Court ordered The investigation into the 800MHz network and spectrum sharing of segmented tariffs. of Magyar Telekom and Telenor is ongoing. A new spectrum cap to de-incentivise spectrum pooling has not been formulation of its revised National Telecom Policy. The draft National implemented. This was proposed by NMHH in response to the Magyar Digital Communications Policy was issued by the DoT for comments Telekom and Telenor 900MHz band spectrum share approval and and the policy is expected to be finalized by June 2018. to address the 700MHz auction scheduled for 2019. Albania of International Termination Charges from INR 0.53 to INR 0.30 per In February 2018 the national regulatory authority (‘AKEP’) concluded minute in Mumbai High Court. The court will hear the matter along its analysis of the mobile market and concluded all three operators with the petitions also filed by Airtel and Idea, with the next hearing due are SMPs in their respective mobile voice call termination markets. on 19 June 2018. AKEP has launched a public consultation recommending asymmetric MTRs in favour of Albtelecom and Telekom.

202 Vodafone Group Plc Annual Report on Form 20-F 2018 In September 2017, the Public Prosecutor commenced its SIM effect. TRAI’s recommendations on net neutrality that were issued investigation has not yet been communicated. and their review date is yet to be confirmed. of 10% excise duty on telecommunications services that are provided India’s challenge against the financial demands by the Department and messaging. Vodacom DRC is participating in industry association India telecom is still pending. Vodacom DRC continues to participate in industry association “Commitments”. In July 2017 Vodacom Tanzania received a non-compliance order and to determine from these markets and market segments those (‘TCRA’) in relation to SIM registration tests conducted in December regulation. The report is not expected to be published before compliance order in relation to tests conducted in September 2017. In December 2017 TCRA published a new MTR of TZS15.60 per minute of data services in South Africa. The review is ongoing. In January 2018 Lawful Enforcement Regulations were issued inform MTRs and FTRs to be applied from October 2018, and the glide-System Licence was approved by the Central Bank of Tanzania along Services published an invitation to provide comments on the Electronic the processing of the Electronic Money Issuer Licence application. Policy White Paper published in October 2016. The Department Other information Regulation (continued) In March 2018 DoT issued amendments to licences for revised spectrum ICASA’s inquiry into Equity Ownership by Historically Disadvantaged caps and payment of deferred payment liabilities against the spectrum Groups (‘HDG’) is ongoing. The purpose of the inquiry is to determine won by such licensees in the years 2012 to 2016. The overall spectrum ICASA’s approach to the implementation the ICT Sector Code, cap limit has been increased from 25% to 35%. The intra-band cap and ICASA’s promotion of B-BBEE and equity ownership by HDG’s. of 50% has been removed and a cap of overall 50% on combinedCurrently the authority for regulating B-BBEE lies with the Department spectrum holding in sub 1 GHz bands has been imposed (700 MHz,of Trade and Industry, and ICASA’s present role has been restricted 800 MHz, and 900 MHz). No cap has been affixed for individualto implementing the requirement of the B-BBEE Act and associated or combined spectrum holding in above 1 GHz band.regulations. ICASA has announced that a public hearing will be held In May 2018 the Telecom Commission approved a set of TRAI on 16 and 17 May 2018, after which they will publish their findings. recommendations creating a regulatory framework for internetVodacom: Democratic Republic of Congo telephony, the proliferation of broadband via public Wi-Fi networks,In June 2017 the Tax Authority commenced investigations on whether the introduction of in-flight connectivity (‘IFC’) service providerVodacom Congo’s 2G licence renewal in December 2015 was legally licences, the creation of a telecoms ombudsman under TRAI and forobtained. Vodacom Congo has made representations to show that the broadcasting sector, ease of doing business proposals. The next the process followed and fees paid in renewing the licence were step is for the development of the necessary frameworks and in accordance with the law. amendments to existing laws for the recommendations to come into in November 2017 were not part of Telecom Commission’s May agenda registration investigation with all MNOs. The outcome of the The Telecom Tribunal (‘TDSAT’) hearing for Vodafone In March 2018 an ordinance law was signed that included the extension of Telecommunications (‘DoT’) for approving the transfer of Vodafone free to the end user, such as promotions with free minutes, data usage engagement with the DRC government to clarify aspects of the law. For information on the proposed Vodafone Idea merger, see note 28 engagement with the DRC government to clarify aspects of the law For information on litigation in India, see note 29 “Contingent liabilities and apply for any necessary exemptions on the requirements, applying and legal proceedings” to the consolidated financial statements.to all industries from March 2018, that all sub-contracts must be with Vodacom: South Africa Congolese owned and registered companies only. In June 2017 the national regulatory authority (‘ICASA’) gave noticeVodacom: Tanzania of its intention to conduct an inquiry to identify priority markets In July 2017 Vodacom Tanzania acquired 2x7MHz and 2x14MHz in the Electronic Communications Sector (‘ECS’). The purpose of thespectrum in the 3.5GHz band at a cost of US$70,000, expiring enquiry is to identify relevant wholesale and retail markets or market in July 2031. segments in the ECS that are generally prone to ex ante regulations, that the authority intends to prioritise for market reviews and potential and US$900,000 penalty from the national regulatory authority September 2019.2016. In December 2017 Vodacom Tanzania received a further non-In August 2017 the Competition Commission (‘CompCom’) indicated Vodacom Tanzania has submitted its defence and awaits TCRA’s final that they will conduct a market inquiry into the market(s) for datadecision. Vodacom Tanzania continues to work with TCRA and industry services in South Africa (“the Data Services Market Inquiry”) covering all to execute the SIM registration compliance actions. relevant players in the value chain who contribute to or influence prices from 1 January 2018. The glide path reduces the MTR to TZS2.00 per In September 2017 ICASA published an amendment to Termination minute by January 2022. Vodacom Tanzania has filed an appeal with the Rate Regulations extending the MTRs and FTRs until 30 September Fair Competition Commission. 2018. ICASA is in the process of constructing cost models that will path that will apply thereafter.introducing a lawful intercept system. In November 2017 the Minister of Telecommunications and PostalIn February 2018 Vodacom Tanzania’s application for the Payment Communications Amendment Bill (‘Bill’), which stems from the ICT with permission to continue providing mobile money services pending of Telecommunications and Postal Services will submit the final Bill forIn March 2018 TCRA announced its intention to auction 2x20 MHz adoption by the Cabinet and Parliament.spectrum in the 700 MHz band in June 2018. In April 2018 ICASA introduced End User and Subscriber Service Charter In March 2018 TCRA commenced a review to determine if there Amendment Regulations 2018, which includes regulation on datais significant market power in the mobile financial services and transfer and rollover requirements for data bundles.telecommunications markets. Findings are due by December 2018. The timeframe for ICASA’s Invitation to Apply (‘ITA’) spectrum licensing process in the 700MHz, 800MHz and 2.6GHz bands remains deferred whilst the judicial review process in the High Court is ongoing. Unaudited information

Vodafone Group Plc Annual Report on Form 20-F 2018 203 in regional Australia. renewal of its 2G licence that expires in August 2018. In October 2017 a price increase of 25% was implemented on all airtime and 2.1GHz in the second half of 2018. High Court. of wholesale and retail roaming rates across the Region. The study Bill that, from December 2019, will establish regulated access to the In December 2017 Basket Law 7061 for Tax Regime changes was issued. and deregulate copper access where FTTP exists. The Bill will also Special Communication Tax (‘SCT’) rate to 7.5% across mobile and fixed and increase regulatory oversight of retail service quality. charges will be limited to the margin between costs and revenue. to expand broadband coverage in rural areas and address mobile the market review process for Broadband Market 3a and 3b including Group, a joint venture between Vodafone New Zealand, Spark and submitted its response and the review is expected to be completed sites that will expand coverage and deliver fixed wireless and mobile Safaricom: Kenya of State motion, as Vodafone Turkey’s appeal to the administrative court an effective transition to the national regulatory authority’s (‘CA’) CA is yet to release its response to the comments submitted national spectrum in the 700mHz band at a cost of AU$285 million, Telecommunication sector. Qatar Network’s (‘NBN’) access pricing review. VHA’s submission urged to 28 June 2068. it argued was distorting retail service providers’ incentives to efficiently Vodafone Qatar. retail service providers in response to its access pricing review. This has Overview Strategic Report Governance Financials Other information Vodacom: MozambiqueIn December 2017 VHA purchased 2x5MHz spectrum in the 1800 MHz In July 2017 the national regulatory authority (‘INCM’) notifiedband in Regional Western Australia and 2x10MHz spectrum in the Vodacom Mozambique to comply with the National Security Authority 2.1GHz band in Hobart and Darwin for a total cost of AU$7,237,000. implementation of interception capability on Mobile Operators.In April 2018 the ACCC published the final report on its market study In November 2017 INCM completed the cost study on MTRs and theof the communications sector which included recommendations glide path sets the MTR at Mt0.43 per minute from 1 January 2018on a range of competition and consumer issues. The study determined reducing to Mt0.36 by 1 January 2020.that strong price competition exists in fixed and mobile despite Vodacom Mozambique has submitted an application to INCM for theconsiderable concentration of players including Telstra’s dominance INCM has announced its intention to auction 800 MHz, 1800 MHz,Egypt tariffs by all operators including Vodafone Egypt. The increase had been INCM has so far issued draft Licensing, Infrastructure Sharing,approved by the national regulatory authority (‘NTRA’) in response and Competition Law Regulations for consultation under theto the inflationary effect of the Egyptian pound devaluation. requirements of the Communications Act 2016.The arbitration case with Etisalat Misr concerning the Administrative Vodacom: LesothoCourt ruling in favour of Vodafone Egypt regarding NTRA’s authority In January 2018 the Central Bank granted Vodacom Lesotho an annual to set MTRs between operators is still pending. The arbitration tribunal mobile financial services licence.is expected to set a date for the ruling following cross-examinations and The national regulatory authority (‘LCA’) sector review is ongoing andwitness statements during May 2018. the draft paper raises concerns in relation to a two-player market For information on litigation in Egypt, see note 29 “Contingent liabilities structure. Vodacom Lesotho has submitted comments on the draft and legal proceedings” to the consolidated financial statements. paper and results of the sector review are expected later in 2018.Ghana International roaming in Africa In January 2018 Vodafone Ghana paid 30% of the judgment debt Vodacom has participated throughout the East Africa Community (€4.8 million) in line with a Conditional Stay of Execution in relation (‘EAC’) Roaming consultation process and have submitted an impact to a High Court decision, affirmed by a panel of the Court of Appeal, assessment to the Tanzania Ministry of Communications in September on a parcel of land located at Afransi in the Central Region of Ghana. 2016 and presented views at the February 2017 East African LegislativeThis land was originally granted to Ghana Telecom by the Ghana Lands Assembly conference. There have been no further initiatives from theCommission. The Twidan Royal family of Gomoa Afransi stool contested TCRA on EAC Roaming, and Vodacom Tanzania has not participated Vodafone Ghana’s title to the land in Court and secured a Judgment in the proposed EAC Roaming Regulation rates to date.Debt equivalent to c€13.6 million. Vodafone is currently preparing to file CRASA will commission a cost model review to inform regulation its submission on the appeal against the substantive judgment of the is expected to start in September 2018 with an introductory stake-New Zealand holders’ session expected to be scheduled by June 2018.In August 2017 the New Zealand Government introduced the TurkeyTelecommunications (New Regulatory Framework) Amendment Telecommunication tax changes include the harmonisation of theexisting Ultra-Fast Broadband fibre to the premises (‘FTTP’) initiative, services (data, voice and SMS), and that VAT and SCT applied to roaming streamline processes to amend regulation in the mobile market, In December 2017 the national regulatory authority (‘ICTA’) initiated In August 2017 the New Zealand Government awarded contracts remedies for margin squeeze test and VULA. Vodafone Turkey has blackspots, with a subsidy of NZ$150 million. The Rural Connectivity by the end of 2018.2Degrees, was awarded a contract to build a minimum of 400 new cell ICTA’s proposed action to broaden the scope of the 3G coverage services over the next five years. to include new metropolitan areas is still suspended by the Council is still pending.Safaricom continues to work with the authorities to ensure Australia new registration process. In April 2017 Vodafone Hutchison Australia (‘VHA’) acquired 2x5MHz expiring in December 2030. by operators to their initial study on competition within the In June 2017 VHA made a submission to the National Broadband significant and urgent changes to the NBN pricing regime whichIn March 2018 Vodafone Qatar’s mobile licence was extended use the NBN’s infrastructure.In March 2018 Qatar Foundation completed its acquisition In December 2017 the NBN announced new pricing arrangements forof Vodafone’s stake in the joint venture company that controls allowed VHA to restructure its pricing to increase demand for faster speed tier plans.

204 Vodafone Group Plc Annual Report on Form 20-F 2018 Other information Regulation (continued) Overview of spectrum licences at 31 March 2018 700MHz800MHz900MHz1400/1500MHz1800MHz2.1GHz2.6GHz3.5GHz Quantity1Quantity1Quantity1Quantity1Quantity1Quantity1Quantity1Quantity1 Country by region(Expiry date) (Expiry date) (Expiry date) (Expiry date) (Expiry date) (Expiry date) (Expiry date) (Expiry date) Europe region Germany 2x102x102x101x202x252x10+52x20+251x42 (2033) (2025) (2033) (2033) (2033) (2020) (2025) (2021) 2x52 (2025) Italy n/a 2x102x101x202x152x15+52x15n/a (2029) (2018) (2029) (2018) (2021) (2029) 2x52 (2029) UK n/a 2x102x171x202x62x152x20+251x50 (2033) See note3(2023)See note3See note3(2033) (2038) Spain n/a 2x102x10n/a 2x20 2x15+52x20+20n/a (2030) (2028) (2030) (2030) (2030) Netherlands n/a 2x102x10n/a 2x202x20+52x10n/a (2029) (2030) (2030) (2020) (2030) Ireland n/a 2x102x10n/a 2x252x15n/a 1x1054 (2030) (2030) (2030) (2022) (2032) Portugal n/a 2x102x5n/a 2x6 2x202x20+25n/a (2027) (2021) (2021) (2033) (2027) 2x522x142 (2027) (2027) Romania n/a 2x102x10n/a 2x302x15+51x152x20 (2029) (2029) (2029) (2020) (2029) (2025) Greece n/a 2x102x15n/a 2x102x20+52x20+20n/a (2030) (2027) (2027) (2021) (2030) 2x152 (2035) Czech Republic n/a 2x102x10n/a 2x272x202x20n/a (2029) (2021) (2029) (2025) (2029) Hungaryn/a 2x102x10n/a 2x152x152x20+252x30 (2029) (2022)5 (2022)5 (2019) (2029) (2034) 2x1 (2029)5 Albania n/a n/a 2x8n/a 2x92x15+52x20+20n/a (2031) (2031) (2025) (2030) 2x222x1422x52 (2030) (2030) (2029) 2x462x562x56 (2024) (2024) (2021) Maltan/a 2x102x15n/a 2x252x20+52x30+252x21 (2033) (2026) (2026) (2020) (2033) (2020) Unaudited information

Vodafone Group Plc Annual Report on Form 20-F 2018 205 Overview Strategic Report Governance Financials Other information 700MHz800MHz900MHz1400/1500MHz1800MHz2.1GHz2.6GHz3.5GHz Quantity1Quantity1Quantity1Quantity1Quantity1Quantity1Quantity1Quantity1 Country by region (Expiry date) (Expiry date) (Expiry date) (Expiry date) (Expiry date) (Expiry date) (Expiry date) (Expiry date) Africa, Middle East and Asia-Pacific India7 n/a n/a (2021–2036)7 n/a (2021–2036)7 (2030–2036)7 n/a n/a Vodacom: South Africa8 n/a n/a 2x118 n/a 2x128 2x15+58 n/a n/a Vodacom: Democratic n/a n/a 2x6 n/a 2x18 2x10+15 n/a 2x15 Republic of Congo (2028) (2028) (2032) (2026) Lesotho9 n/a 2x209 2x229 n/a 2x309 2x159 1x409 1x429 Mozambique n/a n/a 2x8 n/a 2x8 2x15+10 n/a n/a (2018)10 (2018)10 (2023) Tanzania n/a n/a 2x8 n/a 2x10 2x15 n/a 2x7+2x14 (2031) (2031) (2031) (2031) Turkey n/a 2x10 2x11 n/a 2x10 2x15+5 2x15+10 n/a (2029) (2023) (2029) (2029) (2029) 2x12 (2029) Australia11 n/a 2x10 2x8 n/a 2x30 2x25+5 n/a n/a (850MHz)(annual)(2028) (2032) (2028) Egypt n/a n/a 2x13 n/a 2x10 2x20 n/a n/a (2031) (2031) (2031) New Zealand 2x15 n/a 2x15 n/a 2x25 2x25+10 2x15+5 2x28 (2031) (2031) (2021) (2021) (2028) (2022) Safaricom: Kenya n/a 2x102x17n/a 2x20 2x10n/a n/a (TBC)12(2024) (2024) (2022) Ghana n/a n/a 2x8 n/a 2x10 2x15 n/a n/a (2019) (2019) (2023)13 Qatar (Sold March 2018) n/a 2x10 2x11 n/a 2x20 2x15 2x20 n/a (2029) (2028) (2028) (2028) (Trial) 2x52 (2029) Notes: 1 Single (or unpaired) blocks of spectrum are used for asymmetric data (non-voice) use; block quantity has been rounded to the nearest whole number. 2 Blocks within the same spectrum band but with different licence expiry dates are separately identified. 3 UK – 900MHz, 1800MHz and 2.1GHz – indefinite licence with a five year notice of revocation. 4 Ireland – 105MHz in cities, 85MHz in regions. 5 Hungary – 900MHz and 1800MHz – conditional options to extend these licences to 2034. 6 Albania – spectrum acquired from PLUS’ exit from market. 7 India comprises 22 separate service area licences with a variety of expiry dates. 8 Vodacom’s South African spectrum licences are renewed annually. As part of the migration to a new licensing regime the national regulator has issued Vodacom a service licence and a network licence which will permit Vodacom to offer mobile and fixed services. The service and network licences have a 20 year duration and will expire in 2028. 9 Vodacom’s Lesotho spectrum licences are renewed annually. N.B. 1x40MHz in 2.6GHz column is actually 2.3GHz. 10 Licence renewal due 31 May 2018. 11 Australia – table refers to Sydney/Melbourne only. In total VHA has: – 700MHz band – 2x5 MHz across Australia. – 850MHz band – 2x10MHz in Sydney/Melbourne/Brisbane/Adelaide/Perth and 2x5MHz across the rest of Australia. – 900MHz band – 2x8MHz across Australia. – 800MHz band – 2x30MHz in Sydney/Melbourne, 2x25MHz in Brisbane/Adelaide/Perth/Canberra, 2x15MHz in South-West Western Australia, 2x10MHz in Victoria/North Queensland and 2x5MHz in Darwin/Tasmania/South Queensland. – 2.1GHz band (excluding short-term 2.1GHz licences), VHA holds 2x25 MHz in Sydney/Melbourne, 2x20MHz in Brisbane/Adelaide/Perth, 2x20MHz Darwin/Hobart, 2x10 MHz in Canberra and 2x5MHz in regional Australia. 12 Kenya – awaiting confirmation of full licence terms. 13 Ghana – the NRA has issued provisional licences with the intention of converting them to full licences once the NRA has been reconvened.

206 Vodafone Group Plc Annual Report on Form 20-F 2018 Other information Regulation (continued) Mobile Termination Rates (‘MTRs’) National regulators are required to take utmost account of the Commission’s existing recommendation on the regulation of fixed and MTRs. This recommendation requires MTRs to be set using a long run incremental cost methodology. Over the last three years MTRs effective for our subsidiaries were as follows: Country by region 2016 2017 20181 1 April 20182 Europe Germany (€ cents) 1.66 1.10 1.07 0.95 (1 Dec 2018) Italy (€ cents) 0.98 0.98 0.98 0.95 (1 Jan 2019) UK (GB £ pence) 0.68 0.50 0.50 0.49 (1 Jun 2018) Spain (€ cents) 1.09 1.09 0.70 0.66 (1 Dec 2018) Netherlands (€ cents) 1.86 1.86 0.5813 Ireland (€ cents) 2.60 0.84 0.79 Portugal (€ cents) 0.83 0.79 0.75 Romania (€ cents) 0.96 0.96 0.96 0.84 (1 May 2018) Greece (€ cents) 1.08 1.07 0.96 0.95 (1 Jan 2019) Czech Republic (CZK) 0.27 0.248 0.248 Hungary (HUF) 1.71 1.71 1.71 Albania (ALL)1.48 1.48 1.48 1.22 (1 Sep 2018) Malta (€ cents) 0.400.400.40 Africa, Middle East and Asia-Pacific India (rupees) 0.14 0.144 0.064 Vodacom: South Africa (ZAR) 0.16 0.13 0.13 Vodacom: Democratic Republic of Congo 3.402.702.402.20 (1 Jan 2019) (USD cents) Lesotho (LSL/ZAR) 0.32 0.26 0.20 Mozambique (MZN/USD cents)0.86 0.440.480.39 (1 Jan 2019) Tanzania (TZN) 28.5726.9615.60 Turkey (lira) 0.03 0.03 0.03 Australia (AUD cents) 1.70 1.70 1.70 Egypt (PTS/piastres) 10.00 10.00 11.00 New Zealand (NZD cents) 3.56 3.56 3.56 Safaricom: Kenya (shilling) 0.99 0.99 0.99 Ghana (peswas) 5.00 5.00 5.00 Qatar (dirhams) (Sold March 2018) 9.00 7.62 7.62 Notes: 1 All MTRs are based on end of financial year values. 2 MTR changes already announced to be implemented after 1 April 2018 are included at the current rate or where a glide-path or a final decision has been determined by the national regulatory authority. 3 NL – an appeal process against ACM’s MTR/FTR market decision began with a decision not expected until June 2018 at the earliest 4 IN – 2018 MTR has been challenged this Regulation in the Bombay High Court. The next hearing is due 11 June 2018. Vodafone India’s petition in Delhi High Court against TRAI’s previous IUC regulation of February 2015, that had reduced the MTR to INR 0.14 is next listed on 24 May 2018. Unaudited information

Vodafone Group Plc Annual Report on Form 20-F 2018 207 Overview Strategic Report Governance Financials Other information Alternative performance measures In the discussion of the Group’s reported operating results, alternative performance measures are presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such alternative performance measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. Service revenue Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. We believe that it is both useful and necessary to report this measure for the following reasons: – It is used for internal performance reporting; – It is used in setting director and management remuneration; and – It is useful in connection with discussion with the investment analyst community. A reconciliation of reported service revenue to the respective closest equivalent GAAP measure, revenue, are provided in the “Our financial performance” section on pages 22 to 29 and the “Prior year operating results” on pages 178 to 182. Adjusted EBITDA and adjusted EBITDA margin Adjusted EBITDA is operating profit excluding share of results in associates and joint ventures, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs arising from discrete restructuring plans, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group. We use adjusted EBITDA, in conjunction with other GAAP and non-GAAP financial measures such as adjusted EBIT, adjusted operating profit, operating profit and net profit, to assess our operating performance. We believe that adjusted EBITDA is an operating performance measure, not a liquidity measure, as it includes non-cash changes in working capital and is reviewed by the Chief Executive to assess internal performance in conjunction with adjusted EBITDA margin, which is an alternative sales margin figure. We believe it is both useful and necessary to report adjusted EBITDA as a performance measure as it enhances the comparability of profit across segments. Because adjusted EBITDA does not take into account certain items that affect operations and performance, adjusted EBITDA has inherent limitations as a performance measure. To compensate for these limitations, we analyse adjusted EBITDA in conjunction with other GAAP and non-GAAP operating performance measures. Adjusted EBITDA should not be considered in isolation or as a substitute for a GAAP measure of operating performance. A reconciliation of adjusted EBITDA and adjusted EBITDA margin to the closest equivalent GAAP measure, operating profit, is provided in note 2 “Segmental analysis” to the consolidated financial statements and page 217 respectively. Group adjusted EBIT, adjusted operating profit and adjusted earnings per share Group adjusted EBIT and adjusted operating profit exclude impairment losses, restructuring costs arising from discrete restructuring plans, amortisation of customer bases and brand intangible assets, other operating income and expense and other significant one-off items. Adjusted EBIT also excludes the share of results in associates and joint ventures. Adjusted earnings per share also excludes certain foreign exchange rate differences, together with related tax effects. We believe that it is both useful and necessary to report these measures as they are used for internal performance reporting, in setting director and management remuneration and in connection with discussions with the investment analyst community and debt rating agencies. Adjusted EBIT is reconciled to the respective closest equivalent GAAP measure, operating profit, in the “Our financial performance” section on page 22. A reconciliation of adjusted operating profit to the respective closest equivalent GAAP measure, operating profit, is provided in note 2 “Segmental analysis” to the consolidated financial statements. A reconciliation of adjusted earnings per share to basic earnings per share is provided in the “Our financial performance” section on page 24. Cash flow measures and capital additions In presenting and discussing our reported results, free cash flow (pre-spectrum), free cash flow, capital additions and operating free cash flow are calculated and presented even though these measures are not recognised within IFRS. We believe that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons: – Free cash flow (pre-spectrum) and free cash flow allows us and external parties to evaluate our liquidity and the cash generated by our operations. Free cash flow (pre-spectrum) and capital additions do not include payments for licences and spectrum included within intangible assets, items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary, such as cash flows relating to acquisitions and disposals or financing activities. In addition, it does not necessarily reflect the amounts which we have an obligation to incur. However, it does reflect the cash available for such discretionary activities, to strengthen the consolidated statement of financial position or to provide returns to shareholders in the form of dividends or share purchases; – Free cash flow facilitates comparability of results with other companies, although our measure of free cash flow may not be directly comparable to similarly titled measures used by other companies; – These measures are used by management for planning, reporting and incentive purposes; and – These measures are useful in connection with discussion with the investment analyst community and debt rating agencies. Unaudited information

208 Vodafone Group Plc Annual Report on Form 20-F 2018 Other information Alternative performance measures (continued) A reconciliation of cash generated by operations, the closest equivalent GAAP measure, to operating free cash flow and free cash flow, is provided below. 201820172016 €m€m€m 2018 financial year guidance The adjusted EBITDA and free cash flow guidance measures for the year ended 31 March 2018 were forward-looking alternative performance measures based on the Group’s assessment of the global macroeconomic outlook and foreign exchange rates of €1:ZAR14.6, €1:£0.85, €1:TRY4.0 and €1:EGP19.1. These guidance measures exclude the impact of licence and spectrum payments, material one-off tax-related payments, restructuring costs and any fundamental structural change to the Eurozone. They also assume no material change to the current structure of the Group. We believe it is both useful and necessary to report these guidance measures to give investors an indication of the Group’s expected future performance, the Group’s sensitivity to foreign exchange movements and to report actual performance against these guidance measures. Reconciliations of adjusted EBITDA and free cash flow to the 2018 financial year guidance basis is shown below. Free cash flow Adjusted EBITDA(pre-spectrum) 20182017Growth2018 €m€m%€m Other Certain of the statements within the Strategic Report contains forward-looking alternative performance measures for which at this time there is no comparable GAAP measure and which at this time cannot be quantitatively reconciled to comparable GAAP financial information. Certain of the statements within the section titled “Looking ahead” on page 19 contain forward-looking non-GAAP financial information which at this time cannot be quantitatively reconciled to comparable GAAP financial information. Organic growth and change at constant exchange rates All amounts in this document marked with an “*” represent “organic growth”, which presents performance on a comparable basis in terms of merger and acquisition activity and foreign exchange rates. “Change at constant exchange rates” presents performance on a comparable basis in terms of foreign exchange rates only. Whilst neither of these measures are intended to be a substitute for reported growth, nor are they superior to reported growth, we believe that these measures provide useful and necessary information to investors and other interested parties for the following reasons: – They provide additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance; – They are used for internal performance analysis; and – They facilitate comparability of underlying growth with other companies (although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies). The Group’s organic growth rates for all periods exclude the results of Vodafone India (excluding its 42% stake in Indus Towers), which are now reported in discontinued operations, and the results of Vodafone Netherlands following the disposal of its consumer fixed business and subsequent merger into VodafoneZiggo, as well as the results of VodafoneZiggo after the merger. In addition, operating segment organic service revenue growth rates for the quarter ended 31 December 2017 and the quarter and year ended 31 March 2018 have been amended to exclude the adverse impact of changes to intercompany interconnect rates. Reported 14,737 14,1494.2 5,417 Other activity (including M&A) – (476) 19 Foreign exchange 266 (248) 142 Guidance basis 15,003 13,42511.8 5,578 Cash generated by operations (refer to note 18) 13,860 13,78113,497 Capital additions (7,321) (7,675) (10,561) Working capital movement in respect of capital additions 171 (822) (140) Disposal of property, plant and equipment 41 43164 Restructuring costs 250 266252 Other – 34(4) Operating free cash flow 7,001 5,6273,208 Taxation (1,010) (761) (738) Dividends received from associates and investments 489 43392 Dividends paid to non-controlling shareholders in subsidiaries (310) (413) (309) Interest received and paid (753) (830) (982) Free cash flow (pre-spectrum) 5,417 4,0561,271 Licence and spectrum payments (1,123) (474) (3,182) Restructuring payments (250) (266)(252) Free cash flow 4,044 3,316(2,163) Unaudited information

Vodafone Group Plc Annual Report on Form 20-F 2018 209 Overview Strategic Report Governance Financials Other information For all periods during the year ended 31 March 2016, Group and operating segment organic growth rates were also adjusted to exclude the beneficial impact of settlements of historical interconnect rate dispute in the UK in both the year ended 31 March 2016 and 31 March 2015 and the beneficial impact of an upward revision to interconnect revenue in Egypt from a re-estimation by management of the appropriate historical mobile interconnection rate during the year ended 31 March 2015. For all periods during the year ended 31 March 2017, Group and operating segment organic growth rates were also adjusted to exclude the beneficial impact of a settlement of historical interconnect rate dispute in the UK in the year ended 31 March 2016. For all periods during the year ended 31 March 2018, operating segment organic service revenue growth rates have been adjusted to exclude the adverse impact of changes to intercompany interconnect rates. We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current year, with such changes being explained by the commentary in this news release. If comparatives were provided, significant sections of the commentary from the news release for the prior year would also need to be included, reducing the usefulness and transparency of this document. Reconciliations of organic growth to reported growth are shown where used or in the following tables. Other activityForeign 20182017Reported (including M&A)exchange Organic €m€m%pps pps % Year ended 31 March 2018 Revenue Europe 33,888 34,550 (1.9)4.1 0.8 3.0 AMAP 11,462 11,773(2.6)0.511.59.4 Of which: Turkey 2,845 3,052(6.8)0.121.2 14.5 Of which: Egypt 961 1,329 (27.7)–48.0 20.3 Other 1,408 1,390 Eliminations (187) (82) Total 46,571 47,631(2.2)2.73.3 3.8 India 4,670 5,853(20.2)–1.7 (18.5) Adjusted EBITDA Germany 4,010 3,61710.9(0.1) (0.1) 10.7 Italy 2,329 2,2294.5 0.1–4.6 UK 1,762 1,21245.4(1.2)7.6 51.8 Spain 1,420 1,360 4.40.6 –5.0 Other Europe 1,515 1,865 (18.8)26.8(0.3)7.7 Europe 11,036 10,2837.35.1 0.613.0 Vodacom 2,203 2,063 6.8–(0.3)6.5 Other AMAP 1,554 1,791 (13.2)1.0 24.1 11.9 Of which: Turkey 644 646(0.3)0.3 22.622.6 Of which: Egypt 413 590(30.0)–44.9 14.9 AMAP 3,757 3,854(2.5) 0.310.8 8.6 Other (56) 12 Total 14,737 14,1494.24.33.3 11.8 India 1,030 1,596 (35.5)–1.0 (34.5) Percentage point change in adjusted EBITDA margin Europe 32.6% 29.8% 2.8 0.2 (0.1)2.9 AMAP 32.8% 32.7% 0.1 (0.1)(0.3)(0.3) Other AMAP 26.9% 27.6% (0.7) (0.1)1.0 0.2 Of which: Turkey 22.6% 21.2% 1.4 –0.1 1.5 Of which: Egypt 43.0% 44.4%(1.4)–(0.6)(2.0) Group 31.6% 29.7% 1.90.3–2.2 Adjusted EBIT Group 4,827 3,97021.620.74.947.2 Adjusted operating profit Europe 2,895 1,890 53.234.8(1.7)86.3 AMAP 2,453 2,2389.6 (1.6)9.9 17.9 Other (132) 6 Total 5,216 4,13426.2 17.45.449.0 India 990 480106.30.14.3 110.7

210 Vodafone Group Plc Annual Report on Form 20-F 2018 Other information Alternative performance measures (continued) Other activity Foreign 20182017Reported (including M&A)exchange Organic €m€m%pps pps % Excluding the impact of regulation, German legal settlement and handset financing: Group – Enterprise service revenue 12,018 12,735(5.6)5.42.3 2.1 Group – Adjusted EBITDA 14,737 14,1494.2 0.43.3 7.9 Europe – Service revenue 30,713 31,975(3.9)5.1 0.8 2.0 Europe – Adjusted EBITDA 11,036 10,2837.3–0.6 7.9 Germany – Service revenue 10,262 10,006 2.6 (0.1)–2.5 Germany – Mobile service revenue 6,087 6,0710.3 1.5 –1.8 UK – Service revenue 6,094 6,632(8.1)3.9 4.5 0.3 UK – Mobile service revenue 4,629 5,079(8.9)5.0 4.6 0.7 UK – Adjusted EBITDA 1,762 1,21245.4(51.6)7.6 1.4 UK – Adjusted EBITDA margin 24.9% 17.5% 7.4 (7.2)0.1 0.3 Group – Adjusted EBITDA margin 31.6% 29.7% 1.9 (0.6)–1.3 Ireland – Service revenue 949 954(0.5)1.8 –1.3 India – Service revenue 4,643 5,834(20.4)4.7 1.7 (14.0) Year ended 31 March 2018 (continued) Service revenue Germany 10,262 10,006 2.6––2.6 Mobile service revenue 6,087 6,0710.3 0.1–0.4 Fixed service revenue 4,175 3,9356.1––6.1 Italy 5,302 5,2471.0 0.2 –1.2 Mobile service revenue 4,310 4,365 (1.3)0.3 –(1.0) Fixed service revenue 992 88212.5–(0.1) 12.4 UK 6,094 6,632(8.1)0.1 4.5 (3.5) Mobile service revenue 4,629 5,079(8.9)0.1 4.6 (4.2) Fixed service revenue 1,465 1,553 (5.7)–4.6 (1.1) Spain 4,587 4,507 1.80.3 –2.1 Other Europe 4,625 5,756 (19.6)22.9 (0.4)2.9 Of which: Ireland 949 954(0.5)0.3 –(0.2) Of which: Portugal 950 9114.3 0.4(0.1) 4.6 Of which: Greece 815 7893.3 0.4–3.7 Eliminations (157) (173) Europe 30,713 31,975(3.9) 4.00.80.9 Mobile service revenue 21,778 23,351 (6.7)4.9 0.8 (1.0) Fixed service revenue 8,935 8,6243.6 1.4 0.9 5.9 Vodacom 4,656 4,4474.7 –0.3 5.0 Of which: South Africa 3,601 3,396 6.0–(1.1) 4.9 Of which: International operations 1,034 1,001 3.3–5.0 8.3 Other AMAP 4,845 5,509 (12.1)1.6 21.2 10.7 Of which: Turkey 2,146 2,310 (7.1)0.1 21.1 14.1 Of which: Egypt 927 1,278 (27.5)–48.220.7 Of which: New Zealand 1,099 1,169 (6.0)–5.5 (0.5) AMAP 9,501 9,956(4.6) 0.611.7 7.7 Other 1,037 1,138 Eliminations (185) (82) Total service revenue 41,066 42,987(4.5) 3.13.2 1.8 Other revenue 5,505 4,644 Revenue 46,571 47,631(2.2)2.73.3 3.8 Other growth metrics Group – Enterprise service revenue 12,018 12,735(5.6)4.2 2.3 0.9 Europe – Enterprise service revenue 9,504 10,164 (6.5)5.41.2 0.1 AMAP – Enterprise service revenue 2,042 2,098(2.7)(0.7)8.7 5.3 Group – IoT revenue 747 6977.25.5 1.4 14.1 Germany – Operating expenses (2,537) (2,597)(2.3)––(2.3) Italy – Operating expenses (1,265) (1,346)(6.0)––(6.0) UK – Operating expenses (1,911) (2,111)(9.5) –4.6 (4.9) Spain – Consumer converged revenues 1,804 1,586 13.7––13.7 Spain – Operating expenses (1,121) (1,149) (2.4)–(0.1) (2.5) South Africa – Data revenue 1,540 1,352 13.9–(1.1) 12.8 South Africa – Voice revenue 1,459 1,505 (3.1)–(1.5)(4.6) India – Service revenue 4,643 5,834(20.4)–1.7 (18.7) Excluding the impact of legal settlement: Group – Service revenue 41,066 42,987(4.5)2.9 3.2 1.6 Germany – Service revenue 10,262 10,006 2.6(1.0)–1.6 Germany – Fixed service revenue 4,175 3,9356.1(2.6)–3.5 Germany – Adjusted EBITDA 4,010 3,61710.9(2.5)(0.1) 8.3 Unaudited information

Vodafone Group Plc Annual Report on Form 20-F 2018 211 Overview Strategic Report Governance Financials Other information Other activityForeign 20182017Reported (including M&A)exchange Organic €m€m%pps pps % Quarter ended 31 March 2018 Service revenue Germany 2,636 2,4925.8 0.1–5.9 Mobile service revenue 1,501 1,500 0.10.2 –0.3 Fixed service revenue 1,135 99214.4––14.4 Italy 1,305 1,298 0.50.2 –0.7 Mobile service revenue 1,051 1,069 (1.7)0.2 –(1.5) Fixed service revenue 254 22910.9–0.2 11.1 UK 1,524 1,624(6.2)0.1 2.7 (3.4) Mobile service revenue 1,114 1,218(8.5)0.2 2.6 (5.7) Fixed service revenue 410 4061.0 –2.6 3.6 Spain 1,117 1,109 0.70.3 –1.0 Other Europe 1,144 1,102 3.8 0.2 (0.7)3.3 Of which: Ireland 244 2353.80.3 0.2 4.3 Of which: Portugal 232 2262.7 0.3 0.13.1 Of which: Greece 195 1893.2 0.1–3.3 Eliminations (35) (32) Europe 7,691 7,5931.3–0.51.8 Mobile service revenue 5,305 5,412(2.0)–0.5(1.5) Fixed service revenue 2,386 2,181 9.4–0.59.9 Vodacom 1,197 1,198 (0.1)–5.9 5.8 Of which: South Africa 946 9371.0 (0.1)4.3 5.2 Of which: International operations 251 252(0.4)–11.511.1 Other AMAP 1,163 1,239 (6.1)1.0 15.310.2 Of which: Turkey 505 526(4.0)–18.314.3 Of which: Egypt 232 2243.6 –15.1 18.7 Of which: New Zealand 265 303(12.5)–11.4(1.1) AMAP 2,360 2,437(3.2) 0.310.7 7.8 Other 292 314 Eliminations (58) (23) Total service revenue 10,285 10,321(0.3) –2.72.4 Other revenue 1,414 1,020 Revenue 11,699 11,3413.2 (0.9) 2.95.2 Other growth metrics Group – Enterprise service revenue 3,054 3,071(0.6)(0.1)2.2 1.5 Group – IoT revenue 203 18410.3–1.5 11.8 South Africa – Data revenue 411 3808.2 –4.9 13.1 India – Revenue 993 1,385 (28.3)–7.9 (20.4) India – Service revenue 979 1,379 (29.0)–7.8 (21.2) Excluding the impact of legal settlement: Group – Service revenue 10,285 10,321 (0.3)(1.0)2.7 1.4 Germany – Service revenue 2,636 2,4925.8(4.0)–1.8 Germany – Fixed service revenue 1,135 99214.4(10.2)–4.2 Excluding the impact of regulation, German legal settlement and handset financing: Group – Enterprise service revenue 3,054 3,071(0.6)0.52.2 2.1 Europe – Service revenue 7,691 7,593 1.3 (0.1)0.5 1.7 UK – Service revenue 1,524 1,624(6.2)4.9 2.7 1.4 UK – Mobile service revenue 1,114 1,218(8.5)6.6 2.6 0.7 Spain – Service revenue 1,117 1,109 0.7 1.1–1.8 India – Service revenue 979 1,379 (29.0)11.87.8 (9.4)

212 Vodafone Group Plc Annual Report on Form 20-F 2018 Other information Alternative performance measures (continued) Other activity Foreign 20172016Reported (including M&A)exchange Organic €m€m%pps pps % Quarter ended 31 December 2017 Service revenue Germany 2,564 2,5052.40.1 –2.5 Mobile service revenue 1,540 1,5161.6 0.1 0.1 1.8 Fixed service revenue 1,024 9893.5 ––3.5 Italy 1,324 1,330 (0.5)0.1 –(0.4) Mobile service revenue 1,071 1,105 (3.1)0.2 –(2.9) Fixed service revenue 253 22512.4–(0.4)12.0 UK 1,496 1,607 (6.9)0.1 2.0 (4.8) Mobile service revenue 1,138 1,227 (7.3)0.1 2.0 (5.2) Fixed service revenue 358 380(5.8)–2.2 (3.6) Spain 1,144 1,125 1.70.3 –2.0 Other Europe 1,157 1,537 (24.7)28.0(0.4)2.9 Of which: Ireland 236 236–0.3 0.10.4 Of which: Portugal 236 2283.5 0.3 0.13.9 Of which: Greece 201 1953.10.2 0.3 3.6 Eliminations (36) (41) Europe 7,649 8,063(5.1) 5.10.30.3 Mobile service revenue 5,427 5,887(7.8)6.2 0.3 (1.3) Fixed service revenue 2,222 2,176 2.11.9 0.44.4 Vodacom 1,149 1,165 (1.4)–6.7 5.3 Of which: South Africa 878 896(2.0)–6.9 4.9 Of which: International operations 267 2564.3 –6.110.4 Other AMAP 1,189 1,363 (12.8)–21.1 8.3 Of which: Turkey 520 581(10.5)–23.7 13.2 Of which: Egypt 235 288(18.4)–37.2 18.8 Of which: New Zealand 264 300(12.0)–10.3(1.7) AMAP 2,338 2,528(7.5)–14.3 6.8 Other 255 282 Eliminations (53) (18) Total service revenue 10,189 10,855(6.1) 3.93.3 1.1 Other revenue 1,608 1,384 Revenue 11,797 12,239(3.6) 3.8 3.5 3.7 Other growth metrics Group – Enterprise service revenue 2,999 3,238(7.4)5.6 2.2 0.4 Group – IoT revenue 187 17010.07.1 1.7 18.8 South Africa – Data revenue 372 3661.6 (0.1)7.2 8.7 India – Revenue 1,067 1,453 (26.6)-3.6 (23.0) India – Service revenue 1,063 1,450 (26.7)–3.6 (23.1) Excluding the impact of legal settlement: Germany – Service revenue 2,564 2,5052.40.1 –2.5 Germany – Fixed service revenue 1,024 9893.5 ––3.5 Excluding the impact of regulation, German legal settlement and handset financing: Group – Enterprise service revenue 2,999 3,238(7.4)6.8 2.2 1.6 Europe – Service revenue 7,649 8,063 (5.1)6.7 0.3 1.9 UK – Service revenue 1,496 1,607 (6.9)5.3 2.0 0.4 UK – Mobile service revenue 1,138 1,227 (7.3)6.9 2.0 1.6 Spain – Service revenue 1,144 1,125 1.70.3 –2.0 India – Service revenue 1,063 1,450 (26.7)8.9 3.6 (14.2) Unaudited information

Vodafone Group Plc Annual Report on Form 20-F 2018 213 Overview Strategic Report Governance Financials Other information Other activityForeign 20172016Reported (including M&A)exchange Organic €m€m%pps pps % Year ended 31 March 2017 Revenue Europe 34,550 36,462(5.2)2.0 2.8 (0.4) AMAP 11,773 11,891(1.0)(0.2)8.6 7.4 Of which: Turkey 3,052 2,9593.1 –12.215.3 Of which: Egypt 1,329 1,634(18.7)–35.016.3 Other 1,390 1,567 Eliminations (82) (110) Total 47,631 49,810(4.4)1.54.1 1.2 Adjusted EBITDA Germany 3,617 3,462 4.5––4.5 Italy 2,229 2,01510.6––10.6 UK 1,212 1,756 (31.0)5.110.1 (15.8) Spain 1,360 1,250 8.8––8.8 Other Europe 1,865 2,002(6.8)10.1 (0.1)3.2 Europe 10,283 10,485(1.9) 2.92.1 3.1 Vodacom 2,063 2,0281.7 –3.2 4.9 Other AMAP 1,791 1,678 6.7–18.024.7 Of which: Turkey 646 55316.8–13.1 29.9 Of which: Egypt 590 683(13.6)–36.322.7 AMAP 3,854 3,7064.0–9.213.2 Other 12 (36) Total 14,149 14,155–1.84.05.8 Percentage point change in adjusted EBITDA margin Germany 34.1% 32.6%1.5 ––1.5 Italy 36.5% 33.5%3.0 ––3.0 UK 17.5% 20.8%(3.3)0.8 (0.1)(2.6) Spain 27.3% 25.2%2.1 ––2.1 Other Europe 30.4% 30.3%0.10.5 –0.6 Europe 29.8% 28.8%1.00.2(0.2) 1.0 Vodacom 39.0% 38.1%0.9 0.2 (0.4)0.7 Other AMAP 27.6% 25.6%2.0 –0.9 2.9 Of which: Turkey 21.2% 18.7%2.5 Of which: Egypt 44.4% 41.8%2.6 AMAP 32.7% 31.2% 1.5–0.1 1.6 Group 29.7% 28.4%1.3–(0.1) 1.2 Adjusted EBIT Total 3,970 3,7695.3(3.0) 4.77.0 Adjusted operating profit Europe 1,890 1,927 (1.9)(2.4)(0.7) (5.0) AMAP 2,238 1,94115.3–9.9 25.2 Other 6 (39) Total 4,134 3,8298.0(1.1)4.911.8

214 Vodafone Group Plc Annual Report on Form 20-F 2018 Other information Alternative performance measures (continued) Other activity Foreign 20172016Reported (including M&A)exchange Organic €m€m%pps pps % Year ended 31 March 2017 (continued) Service revenue Germany 10,006 9,8171.9 ––1.9 Mobile service revenue 6,071 6,0620.1 ––0.1 Fixed service revenue 3,935 3,755 4.8––4.8 Italy 5,247 5,129 2.3 ––2.3 Mobile service revenue 4,365 4,3031.4 –0.1 1.5 Fixed service revenue 882 8266.8 ––6.8 UK 6,632 7,987 (17.0)1.4 12.3(3.3) Mobile service revenue 5,079 6,025 (15.7)–12.4(3.3) Fixed service revenue 1,553 1,962 (20.8)5.7 11.7(3.4) Spain 4,507 4,468 0.9––0.9 Other Europe 5,756 6,132 (6.1)8.4(0.1) 2.2 Of which: Ireland 954 954–––– Of which: Portugal 911 8961.7 ––1.7 Of which: Greece 789 7850.5––0.5 Eliminations (173) (152) Europe 31,975 33,381(4.2) 1.83.00.6 Fixed service revenue 8,624 8,691(0.8)1.3 3.0 3.5 Vodacom 4,447 4,4190.6 –3.5 4.1 Of which: South Africa 3,396 3,2693.9 –1.7 5.6 Of which: International operations 1,001 1,071(6.5)–8.8 2.3 Other AMAP 5,509 5,624(2.0)–12.810.8 Of which: Turkey 2,310 2,2224.0 –12.016.0 Of which: Egypt 1,278 1,578 (19.0)–34.615.6 Of which: New Zealand 1,169 1,101 6.2 –(5.4)0.8 AMAP 9,956 10,043(0.9) –8.67.7 Other 1,138 1,303 Eliminations (82) (109) Total service revenue 42,987 44,618(3.7)1.44.21.9 Other revenue 4,644 5,192 Revenue 47,631 49,810(4.4)1.54.1 1.2 Other growth metrics Group – Enterprise service revenue 12,735 13,318(4.4)2.7 4.0 2.3 Vodafone Group Enterprise – Service revenue 2,982 3,108 (4.1)1.7 5.43.0 Europe – Service revenue excluding the impact of regulation 31,975 33,381(4.2)2.8 3.0 1.6 Germany – Mobile service revenue excluding the impact of regulation 6,071 6,0620.1 1.5 –1.6 Spain – Service revenue excluding the impact of handset financing 4,507 4,468 0.9 3.1–4.0 Ireland – Service revenue excluding the impact of MTR cuts 954 954–2.0 –2.0 South Africa – Data revenue 1,352 1,143 18.3–1.4 19.7 South Africa – Voice revenue 1,505 1,586 (5.1)–1.4 (3.7) India – Service revenue 5,834 6,135 (4.9)2.5 1.7(0.7) India – Adjusted EBITDA 1,596 1,815(12.1) –1.6 (10.5) Unaudited information

Vodafone Group Plc Annual Report on Form 20-F 2018 215 Overview Strategic Report Governance Financials Other information Other activityForeign 20172016Reported (including M&A)exchange Organic €m€m%pps pps % Quarter ended 31 March 2017 Service revenue Germany 2,492 2,462 1.2––1.2 Mobile service revenue 1,500 1,505 (0.3)–(0.1) (0.4) Fixed service revenue 992 9573.7 ––3.7 Italy 1,298 1,263 2.8––2.8 Mobile service revenue 1,069 1,055 1.3–0.1 1.4 Fixed service revenue 229 20810.1 –0.1 10.2 UK 1,624 1,903 (14.7)–9.9 (4.8) Mobile service revenue 1,218 1,412(13.7)–9.8 (3.9) Fixed service revenue 406 491(17.3) –9.8 (7.5) Spain 1,109 1,094 1.4–(0.1) 1.3 Other Europe 1,102 1,516(27.3) 28.6–1.3 Of which: Ireland 235 238(1.3)–0.1 (1.2) Of which: Portugal 226 2212.3 –(0.1) 2.2 Of which: Greece 189 189––0.2 0.2 Eliminations (32) (36) Europe 7,593 8,202(7.4)5.32.20.1 Vodacom 1,198 99220.8–(17.0) 3.8 Of which: South Africa 937 71730.7 –(25.1) 5.6 Of which: International operations 252 259(2.7) –3.2 0.5 Other AMAP 1,239 1,404 (11.8)–21.6 9.8 Of which: Turkey 526 560(6.1) –20.013.9 Of which: Egypt 224 390(42.6)–65.422.8 Of which: New Zealand 303 27211.4–(11.1)0.3 AMAP 2,437 2,3961.7–5.1 6.8 Other 314 335 Eliminations (23) (45) Total service revenue 10,321 10,888(5.2)3.92.8 1.5 Other revenue 1,020 1,118 Revenue 11,341 12,006(5.5) 2.82.90.2 Other growth metrics Germany – Mobile service revenue excluding the impact of regulation 1,500 1,505 (0.3)2.2 (0.1)1.8 UK – Fixed service revenue excluding carrier services 406 491(17.3)5.0 9.8 (2.5) Spain – Service revenue excluding the impact of handset financing 1109 1,094 1.4 2.5 (0.1)3.8 Ireland – Service revenue excluding the impact of MTR cuts 235 238(1.3)3.5 0.12.3 India – Service revenue 1,379 1,532 (10.0)2.3 (3.8)(11.5) India – Data browsing revenue 247 306(19.3)–3.4(15.9) India – Voice revenue 870 1,046 (16.8)–3.6 (13.2)

216 Vodafone Group Plc Annual Report on Form 20-F 2018 Other information Alternative performance measures (continued) Restated RestatedOther activity Foreign 20162015Reported (including M&A)exchange Organic €m€m%pps pps % Quarter ended 31 December 2016 Service revenue Germany 2,505 2,460 1.8––1.8 Mobile service revenue 1,516 1,517(0.1) –0.1 – Fixed service revenue 989 9434.9 –(0.1) 4.8 Italy 1,330 1,291 3.0––3.0 Mobile service revenue 1,105 1,090 1.4––1.4 Fixed service revenue 225 20111.9––11.9 UK 1,607 1,998 (19.6)–16.4(3.2) Mobile service revenue 1,227 1,537 (20.2)–16.3(3.9) Fixed service revenue 380 461(17.6) –16.7(0.9) Spain 1,125 1,1160.8 ––0.8 Other Europe 1,537 1,536 0.11.9 (0.2)1.8 Of which: Ireland 235 240(2.1) –0.1 (2.0) Of which: Portugal 227 2231.8 –0.42.2 Of which: Greece 195 1921.6 –(0.4)1.2 Eliminations (41) (35) Europe 8,063 8,366(3.6) 0.34.00.7 Vodacom 1,165 1,107 5.2 –(1.2)4.0 Of which: South Africa 896 8179.7 –(4.1) 5.6 Of which: International operations 256 270(5.2) –7.1 1.9 Other AMAP 1,363 1,423 (4.2)–14.710.5 Of which: Turkey 581 5623.4–11.615.0 Of which: Egypt 288 395(27.1) –46.7 19.6 Of which: New Zealand 299 2768.3 –(8.3)– AMAP 2,528 2,530(0.1) –7.57.4 Other 281 308 Eliminations (17) (18) Total service revenue 10,855 11,186(3.0) 0.34.8 2.1 Other revenue 1,384 1,536 Revenue 12,239 12,722(3.8) 0.94.41.5 Other growth metrics Germany – Mobile service revenue excluding the impact of regulation 1,516 1,517(0.1)1.1 0.1 1.1 Spain – Service revenue excluding the impact of handset financing 1,125 1,1160.8 3.3 –4.1 India – Service revenue 1,450 1,529 (5.2)2.5 0.8 (1.9) India – Data browsing revenue 293 2891.4 –(0.8)0.6 India – Voice revenue 991 1,014(2.3)–(0.7) (3.0) Unaudited information

Vodafone Group Plc Annual Report on Form 20-F 2018 217 Overview Strategic Report Governance Financials Other information Restated RestatedOther activity Foreign 20162015Reported(including M&A)exchangeOrganic €m€m%ppspps% Adjusted EBITDA margin 2018201720162015 €m€m€m€m Revenue 46,571 47,63149,81048,385 Operating profit 4,299 3,7251,3202,073 Depreciation, amortisation and loss on disposal of fixed assets 9,910 10,179 10,3869,584 Share of adjusted results in equity accounted associates and joint ventures (389) (164) (60) 78 Impairment losses – –569– Restructuring costs 156 415316204 Amortisation of acquired customer based and brand intangible assets 974 1,046 1,338 1,617 Other income/(expense) (213) (1,052)286146 Adjusted EBITDA 14,737 14,14914,15513,702 Adjusted EBITDA margin 31.6% 29.7% 28.4% 28.3% Impact of EU roaming, handset and financing settlements (0.8%) Adjusted EBITDA margin excluding impact of EU roaming, handset and financing settlements 30.8% Year ended 31 March 2016 Revenue Europe 36,462 35,2963.3 (1.3)(1.6)0.4 AMAP 11,891 11,6002.5 0.8 4.8 8.1 Other 1,567 1,595 Eliminations (11) (106) Total 49,810 48,3852.9(0.7)(0.1) 2.1 Service revenue Europe 33,381 32,6122.4(1.5)(1.5)(0.6) AMAP 10,043 9,770 2.81.04.2 8.0 Other 1,303 1,356 Eliminations (109) (103) Total 44,618 43,6352.3(0.8)(0.4)1.1 Other revenue 5,192 4,750 Total 49,810 48,3852.9(0.7)(0.1) 2.1 Adjusted EBITDA Europe 10,485 10,077 4.0(1.3)(1.0)1.7 AMAP 3,706 3,5843.40.6 5.0 9.0 Other (36) 41 Total 14,155 13,7023.3 (1.6) 0.62.3 Adjusted EBIT Total 3,769 4,127(8.7) (1.8) 3.2(7.3) Adjusted operating profit Europe 1,927 2,216(13.0)(0.4)0.5(12.9) AMAP 1,941 1,74611.21.6 7.119.9 Other (39) 78 Total 3,829 4,040(5.2)(1.7) 3.1(3.8)

218 Vodafone Group Plc Annual Report on Form 20-F 2018 Other information Form 20-F cross reference guide The information in this document that is referenced in the following table will be included in our Annual Report on Form 20-F for 2018 filed with the SEC (the ‘2018 Form 20-F’). The information in this document will be updated and supplemented at the time of filing with the SEC or later amended if necessary. No other information in this document is included in the 2018 Form 20-F or incorporated by reference into any filings by us under the Securities Act. Please see “Documents on display” on page 195 for information on how to access the 2018 Form 20-F as filed with the SEC. The 2018 Form 20-F has not been approved or disapproved by the SEC nor has the SEC passed judgement upon the adequacy or accuracy of the 2018 Form 20-F. ItemForm 20-F captionLocation in this documentPage 1Identity of Directors, senior management and advisers Not applicable – 2Offer statistics and expected timetableNot applicable – 3Key information 3A Selected financial dataSelected financial data225 Shareholder information: Foreign currency translation192 and 193 3B Capitalisation and indebtedness Not applicable – 3C Reasons for the offer and use of proceeds Not applicable – 3D Risk factors Principal risk factors and uncertainties 38 to 45 4Information on the Company 4A History and development of the Company History and development 198 Contact details Back cover Shareholder information: Contact details for Computershare and AST 192 Shareholder information: Articles of Association and applicable English law 193 and 194 Chief Executive’s strategic review 14 to 17 Chief Financial Officer’s review18 and 19 Note 1 “Basis of preparation” 106 to 112 Note 2 “Segmental analysis” 113 to 115 Note 7: “Discontinued operations and assets and liabilities held for sale” 128 and 129 Note 11 “Property, plant and equipment”133 and 134 Note 27 “Acquisitions and disposals” 161 Note 28 “Commitments” 162 and 163 4B Business overview Highlights 2 Our business at a glance4 and 5 Industry trends 6 and 7 Our business model8 and 9 Chief Executive’s strategic review 14 to 17 Our financial performance22 to 29 Financial position and resources 30 and 31 Sustainable business 32 to 35 Prior year operating results 178 to 182 Note 2 “Segmental analysis” – Segmental revenue and profit113 to 115 Regulation 199 to 206 4C Organisational structure Note 32 “Related undertakings” 169 to 176 Note 12 “Investments in associates and joint arrangements” 135 to 137 Note 13 “Other investments”138 4D Property, plant and equipmentChief Executive’s strategic review 14 to 17 Chief Financial Officer’s review18 and 19 Financial position and resources 30 and 31 Note 11 “Property, plant and equipment”133 and 134 4AUnresolved staff comments None– Unaudited information

Vodafone Group Plc Annual Report on Form 20-F 2018 219 Overview Strategic Report Governance Financials Other information Item Form 20-F caption Location in this document Page 5 Operating and financial review and prospects 5A Operating results Our financial performance 22 to 29 Prior year operating results 178 to 182 Note 20 “Borrowings” 144 to 146 Shareholder information: Foreign currency translation 192 and 193 Regulation 199 to 206 5B Liquidity and capital resources Financial position and resources: Liquidity and capital resources 31 Note 22 “Capital and financial risk management” 149 to 153 Note 21 “Liquidity and capital resources” 147 and 148 Note 20 “Borrowings” 144 to 146 Note 28 “Commitments” 162 and 163 5C Research and development, Chief Executive’s strategic review 14 to 17 patents and licences, etc. Chief Financial Officer’s review 18 and 19 Regulation: Overview of spectrum licences at 31 March 2018 204 and 205 5D Trend information Chief Executive’s strategic review 14 to 17 Industry trends 6 and 7 Long-Term Viability Statement 44 and 45 5E Off-balance sheet arrangements Note 21 “Liquidity and capital resources” 147 and 148 Note 28 “Commitments” 162 and 163 Note 29 “Contingent liabilities and legal proceedings” 164 to 167 5F Tabular disclosure of contractual obligations Financial position and resources: Contractual obligations and commitments 30 5G Safe harbor Forward-looking statements 221 6 Directors, senior management and employees 6A Directors and senior management Board of Directors 48 and 49 Executive Committee 50 and 51 Leadership structure 52 and 53 6B Compensation 2018 Remuneration 80 to 85 Remuneration Policy 73 to 78 Note 23 “Directors and key management compensation” 153 6C Board practices Shareholder information: Articles of Association and applicable English law 193 and 194 Remuneration policy 73 to 78 Board of Directors 48 and 49 Audit and Risk Committee 64 to 69 Remuneration Committee 70 to 72 Leadership structure 52 and 53 6D Employees Our people and culture 36 and 37 Note 24 “Employees” 154 6E Share ownership 2018 Remuneration 80 to 85 Remuneration Policy 73 to 78 7 Major shareholders and related party transactions 7A Major shareholders Shareholder information: Major shareholders 193 7B Related party transactions 2018 Remuneration 80 to 85 Note 29 “Contingent liabilities and legal proceedings” 164 to 167 Note 30 “Related party transactions” 167 and 168 7C Interests of experts and counsel Not applicable – 8 Financial information 8A Consolidated statements and Financials 102 to 177 other financial information Report of independent registered public accounting firm 101 Note 29 “Contingent liabilities and legal proceedings” 164 to 167 8B Significant changes Note 31 “Subsequent events” 168 9 The offer and listing 9A Offer and listing details Shareholder information: Share price history 192 9B Plan of distribution Not applicable – 9C Markets Shareholder information: Markets 193 9D Selling shareholders Not applicable – 9E Dilution Not applicable – 9F Expenses of the issue Not applicable –

220 Vodafone Group Plc Annual Report on Form 20-F 2018 Other information Form 20-F cross reference guide (continued) Item Form 20-F caption Location in this document Page 10 Additional information 10A Share capital Not applicable – 10B Memorandum and Articles of Association Shareholder information: Articles of Association and applicable English law 193 and 194 Shareholder information: Rights attaching to the Company’s shares 194 Shareholder information: Disclosure of interests in the Company’s shares 195 Shareholder information: Limitations on transfer, voting and shareholding 195 10C Material contracts Shareholder information: Material contracts 195 10D Exchange controls Shareholder information: Exchange controls 195 10E Taxation Shareholder information: Taxation 195 to 197 10F Dividends and paying agents Not applicable – 10G Statement by experts Not applicable – 10H Documents on display Shareholder information: Documents on display 195 10I Subsidiary information Not applicable – 11 Quantitative and qualitative disclosures about market risk Note 22 “Capital and financial risk management ”149 to 153 12 Description of securities other than equity securities 12A Debt securities Not applicable – 12B Warrants and rights Not applicable – 12C Other securities Not applicable – 12D American depositary shares ADR payment information A-1 13 Defaults, dividend arrearages and delinquencies Not applicable – 14 Material modifications to the rights of security holders and use of proceeds Not applicable – 15 Controls and procedures Governance 46 to 72 Directors’ statement of responsibility: Management’s report on internal control over financial reporting 92 Report of independent registered public accounting firm 101 1616 A Audit Committee financial expert Board Committees 62 to 72 16B Code of ethics Our US listing requirements 88 16C Principal accountant fees and services Note 3 “Operating profit” 116 Board Committees: Audit and Risk Committee – External audit 67 and 68 16D Exemptions from the listing standards for audit committees Not applicable – 16E Purchase of equity securities by the issuer and affiliated purchasers Not applicable – 16F Change in registrant’s certifying accountant Not applicable – 16G Corporate governance Our US listing requirements 88 16H Mine safety disclosure Not applicable – 17 Financial statements Not applicable – 18 Financial statements Financials 102 to 177 Report of independent registered public accounting firm 101 19 Exhibits Filed with the SEC Index to Exhibits Unaudited information

Vodafone Group Plc Annual Report on Form 20-F 2018 221 meaning of the US Private Securities Litigation Reform Act of 1995 In particular, such forward-looking statements include statements – the Group’s expectations and guidance regarding its financial increased pricing pressure; – intentions and expectations regarding the development of products, phone users and other trends; charge for, terminations and roaming minutes; communications strategy; Group’s telecommunications, networks, IT systems or data growth prospects in the Europe and AMAP regions and growth partnerships, joint ventures, franchises, brand licences, platform including their impact on the absolute indirect cost base; the pursuit of new, unexpected strategic opportunities; in existing investments, the timely completion of pending acquisition – expectations and assumptions regarding the Group’s future revenue, of an acquisition or disposition; – expectations regarding the Group’s access to adequate funding for and of scheduled or potential regulatory changes. “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” predictive, speculative and involve risk and uncertainty because they differ materially from the expectations disclosed or implied within future. There are a number of factors that could cause actual results and uncertainties” on pages 38 to 45 of this document. All subsequent by these forward-looking statements. These factors include, but are not or any member of the Group or any persons acting on their behalf are – increased competition; – levels of investment in network capacity and the Group’s ability media sites) are included as an aid to their location and such information with expectations; nor performed any procedures with respect to the forward-looking Overview Strategic Report Governance Financials Other information Forward-looking statements This document contains “forward-looking statements” within the– the Group’s ability to generate and grow revenue; with respect to the Group’s financial condition, results of operations– a lower than expected impact of new or existing products, services and businesses, and certain of the Group’s plans and objectives.or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; with respect to:– slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and and operating performance, the performance of associates and joint ventures, other investments and newly acquired businesses,– the Group’s ability to extend and expand its spectrum resources, preparation for 5G and expectations regarding customers;to support ongoing growth in customer demand for mobile data services; services and initiatives introduced by, or together with, Vodafone – the Group’s ability to secure the timely delivery of high-quality or by third parties;products from suppliers; – expectations regarding the global economy and the– loss of suppliers, disruption of supply chains and greater than Group’s operating environment and market position, including futureanticipated prices of new mobile handsets; market conditions, growth in the number of worldwide mobile– changes in the costs to the Group of, or the rates the Group may – revenue and growth expected from the Group’s Enterprise and total – the impact of a failure or significant interruption to the – mobile penetration and coverage rates, MTR cuts, the Group’s ability protection systems; to acquire spectrum and licences, including 5G licences, expected– the Group’s ability to realise expected benefits from acquisitions, in customers and usage generally;sharing or other arrangements with third parties; – anticipated benefits to the Group from cost-efficiency programmes,– acquisitions and divestments of Group businesses and assets and – possible future acquisitions, including increases in ownership – the Group’s ability to integrate acquired business or assets; transactions and pending offers for investments;– the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result operating profit, adjusted EBITDA, adjusted EBITDA margin, free cash flow, depreciation and amortisation charges, foreign exchange rates,– developments in the Group’s financial condition, earnings and tax rates and capital expenditure;distributable funds and other factors that the Board takes into account in determining the level of dividends; its working capital requirements and share buyback programmes,– the Group’s ability to satisfy working capital requirements; and the Group’s future dividends or its existing investments; and – changes in foreign exchange rates; – the impact of regulatory and legal proceedings involving the Group – changes in the regulatory framework in which the Group operates; – the impact of legal or other proceedings against the Group or other Forward-looking statements are sometimes, but not always, identifiedcompanies in the communications industry; and by their use of a date in the future or such words as “will”, “anticipates”,– changes in statutory tax rates and profit mix. or “targets”. By their nature, forward-looking statements are inherentlyA review of the reasons why actual results and developments may relate to events and depend on circumstances that will occur in theforward-looking statements can be found under “Principal risk factors and developments to differ materially from those expressed or impliedwritten or oral forward-looking statements attributable to the Company l=imited to, the following:expressly qualified in their entirety by the factors referred to above. – general economic and political conditions in the jurisdictions in whichNo assurances can be given that the forward-looking statements in this the Group operates and changes to the associated legal, regulatory document will be realised. Subject to compliance with applicable law and tax environments;and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so. References in this document to information on websites (and/or social to deploy new technologies, products and services;is not incorporated in, and does not form part of, the 2018 Annual – rapid changes to existing products and services and theReport on Form 20-F. inability of new products and services to perform in accordancePricewaterhouseCoopers LLP has neither examined, compiled, – the ability of the Group to integrate new technologies, products and statements, and accordingly PricewaterhouseCoopers LLP does services with existing networks, technologies, products and services;not express an opinion or provide any other form of assurance on such information. Unaudited information

222 Vodafone Group Plc Annual Report on Form 20-F 2018 Other information Definition of terms 2G2G networks are operated using global system for mobile (‘GSM’) technology which offers services such as voice, text messaging and low speed data. In addition, all the Group’s controlled networks support general packet radio services (‘GPRS’), often referred to as 2.5G. GPRS allows mobile devices to access IP based data services such as the internet and email. 3GA cellular technology based on wide band code division multiple access delivering voice and faster data services. 4G/LTE4G or long-term evolution (‘LTE’) technology offers even faster data transfer speeds than 3G/HSPA. 5G5G is the coming fifth-generation wireless broadband technology which will provide better speeds and coverage than the current 4G. Adjusted EBIT Operating profit excluding share of results in associates and joint ventures, impairment losses, amortisation of customer bases and brand intangible assets restructuring costs arising from discrete restructuring plans and other income and expense. The Group’s definition of adjusted EBIT may not be comparable with similarly titled measures and disclosures by other companies. Adjusted EBITDA Operating profit excluding share of results in associates and joint ventures, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs arising from discrete restructuring plans and other income and expense. The Group’s definition of adjusted EBITDA may not be comparable with similarly titled measures and disclosures by other companies. Adjusted operating profit Group adjusted operating profit excludes impairment losses, restructuring costs arising from discrete restructuring plans, amortisation of customer bases and brand intangible assets and other income and expense. ADRAmerican depositary receipts is a mechanism designed to facilitate trading in shares of non-US companies in the US stock markets. The main purpose is to create an instrument which can easily be settled through US stock market clearing systems. ADS American depositary shares are shares evidenced by American depositary receipts. ADSs are issued by a depositary bank and represent one or more shares of a non-US issuer held by the depositary bank. The main purpose of ADSs is to facilitate trading in shares of non-US companies in the US markets and, accordingly, ADRs which evidence ADSs are in a form suitable for holding in US clearing systems. AGM Annual general meeting. AMAP The Group’s region: Africa, Middle East and Asia-Pacific. Applications (‘apps’) Apps are software applications usually designed to run on a smartphone or tablet device and provide a convenient means for the user to perform certain tasks. They cover a wide range of activities including banking, ticket purchasing, travel arrangements, social networking and games. For example, the My Vodafone app lets customers check their bill totals on their smartphone and see the minutes, texts and data allowance remaining. ARPU Average revenue per user, defined as customer revenue and incoming revenue divided by average customers. Capital additions (‘capex’) Comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments, during the year. Churn Total gross customer disconnections in the period divided by the average total customers in the period. Cloud services This means the customer has little or no equipment at their premises and all the equipment and capability associated with the service is run from the Vodafone network and data centres instead. This removes the need for customers to make capital investments and instead they have an operating cost model with a recurring monthly fee. Converged customer A customer who receives both fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills. Customer costs Customer costs include acquisition costs, retention costs and expenses related to ongoing commissions. Customer value managementThe delivery of perceived value to identifiable customer segments that results in a profitable return for (‘CVM’) the company. Depreciation and otherThe accounting charge that allocates the cost of a tangible or intangible asset to the income statement amortisationover its useful life. This measure includes the profit or loss on disposal of property, plant and equipment and computer software. Direct costs Direct costs include interconnect costs and other direct costs of providing services. Enterprise The Group’s customer segment for businesses. FCA Financial Conduct Authority. Fixed broadband customer A fixed broadband customer is defined as a customer with a connection or access point to a fixed data network. Fixed service revenueService revenue relating to provision of fixed line (‘fixed’) and carrier services. FTTC Fibre-to-the-Cabinet involves running fibre optic cables from the telephone exchange or distribution point to the street cabinets which then connect to a standard phone line to provide broadband. FTTHFibre-to-the-Home provides an end-to-end fibre optic connection the full distance from the exchange to the customer’s premises. FRC Financial Reporting Council. Unaudited information

Vodafone Group Plc Annual Report on Form 20-F 2018 223 Overview Strategic Report Governance Financials Other information Free cash flowOperating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments and dividends paid to non-controlling shareholders in subsidiaries, but before restructuring costs arising from discrete restructuring plans and licence and spectrum payments. For the year ended 31 March 2016, free cash flow also excluded payments in respect of the Group’s historical UK tax settlement. Gbps Gigabits (billions) of bits per second. HSPA+ An evolution of high speed packet access (‘HSPA’). An evolution of third generation (‘3G’) technology that enhances the existing 3G network with higher speeds for the end user. ICTInformation and communications technology. IFRS International Financial Reporting Standards. Incoming revenueComprises revenue from termination rates for voice and messaging to Vodafone customers. Internet of Things (‘IoT’) The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database. IPInternet Protocol is the format in which data is sent from one computer to another on the internet. IP-VPNA virtual private network (‘VPN’) is a network that uses a shared telecommunications infrastructure, such as the internet, to provide remote offices or individual users with secure access to their organisation’s network. Mark-to-marketMark-to-market or fair value accounting refers to accounting for the value of an asset or liability based on the current market price of the asset or liability. MbpsMegabits (millions) of bits per second. Mobile broadbandMobile broadband allows internet access through a browser or a native application using any portable or mobile device such as smartphone, tablet or laptop connected to a cellular network. Mobile customer A mobile customer is defined as a subscriber identity module (‘SIM’), or in territories where SIMs do not exist, a unique mobile telephone number, which has access to the network for any purpose, including data only usage. Mobile service revenueService revenue relating to the provision of mobile services. Mobile termination rate (‘MTR’) A per minute charge paid by a telecommunications network operator when a customer makes a call to another mobile or fixed network operator. MVNO Mobile virtual network operators, companies that provide mobile phone services under wholesale contracts with a mobile network operator, but do not have their own licence or spectrum or the infrastructure required to operate a network. Net debtLong-term borrowings, short-term borrowings and mark-to-market adjustments on financing instruments less cash and cash equivalents. Next generation networks (‘NGN’) Fibre or cable networks typically providing high-speed broadband over 30Mbps. Net promoter score (‘NPS’) Net promoter score is a customer loyalty metric used to monitor customer satisfaction. Operating expenses Operating expenses comprise primarily sales and distribution costs, network and IT related expenditure and business support costs. Operating free cash flowCash generated from operations after cash payments for capital additions (excludes capital licence and spectrum payments) and cash receipts from the disposal of intangible assets and property, plant and equipment, but before restructuring costs arising from discrete restructuring plans. Organic growthAn alternative performance measure which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See pages 207 to 217 “Alternative performance measures” for further details. Other revenueOther revenue includes revenue from connection fees and equipment sales. Partner markets Markets in which the Group has entered into a partner agreement with a local mobile operator enabling a range of Vodafone’s global products and services to be marketed in that operator’s territory and extending Vodafone’s reach into such markets. Penetration Number of SIMs in a country as a percentage of the country’s population. Penetration can be in excess of 100% due to customers owning more than one SIM. PetabyteA petabyte is a measure of data usage. One petabyte is a million gigabytes. Pps Percentage points. RAN Radio access network is the part of a mobile telecommunications system which provides cellular coverage to mobile phones via a radio interface, managed by thousands of base stations installed on towers and rooftops across the coverage area, and linked to the core nodes through a backhaul infrastructure which can be owned, leased or a mix of both. Regulation Impact of industry specific law and regulations covering telecommunication services. The impact of regulation on service revenue comprises the effect of changes in mobile termination rates and roaming regulations. Reported growthReported growth is based on amounts reported in euros as determined under IFRS. Restructuring costs Costs incurred by the Group following the implementation of discrete restructuring plans to improve overall efficiency. RGUs/subRevenue Generating Units/unique subscriber ratio (‘RGUs/sub’) describes the average number of fixed services taken by subscribers. Roaming Allows customers to make calls, send and receive texts and data on other operators’ mobile networks, usually while travelling abroad.

224 Vodafone Group Plc Annual Report on Form 20-F 2018 Other information Definition of terms (continued) Service revenueService revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. See pages 207 to 217 “Alternative performance measures” for further details. Smartphone penetrationThe number of smartphone devices divided by the number of registered SIMs (excluding data only SIMs) and telemetric applications. SME Small to medium-sized enterprise. Spectrum The radio frequency bands and channels assigned for telecommunication services. SRAN Single Radio Access network, which allows 2G, 3G and 4G services to be run from a single piece of equipment. Supranational An international organisation, or union, whereby member states go beyond national boundaries or interests to share in the decision making and vote on issues pertaining to the wider grouping. VGE Vodafone Global Enterprise (‘VGE’), which serves the Group’s biggest multi-national customers. VoIP Voice over IP is a set of facilities used to manage the delivery of voice information over the internet in digital form via discrete packets rather than by using the traditional public switched telephone network. VZW Verizon Wireless, the Group’s former associate in the United States. Unaudited information

Vodafone Group Plc Annual Report on Form 20-F 2018 225 Text printed on revive 50 silk which is made from Ready?, M-Pawa and M-Pesa, are trade marks of the on revive 100 silk, made entirely from de-inked mentioned herein may be the trade marks of their Stewardship Council® (‘FSC’®) certified and produced Overview Strategic Report Governance Financials Other information Selected financial data The selected financial data shown below include the results of Vodafone India as discontinued operations in all years following the agreement to combine it with Idea Cellular. At/for the year ended 31 March 20182017201620152014 Notes: 1 See note 8 to the consolidated financial statements, “Earnings per share”. Earnings and dividends per ADS is calculated by multiplying earnings per ordinary share by ten, the number of ordinary shares per ADS. 2 On 19 February 2014, we announced a “6 for 11” share consolidation effective 24 February 2014. This had the effect of reducing the number of shares in issue from 52,821,751,216 ordinary shares (including 4,351,833,492 ordinary shares held in Treasury) as at the close of business on 18 February 2014 to 28,811,864,298 new ordinary shares in issue immediately after the share consolidation on 24 February 2014. 3 The final dividend for the year ended 31 March 2018 was proposed by the Directors on 15 May 2018 and is payable on 3 August 2018 to holders of record as of 8 June 2018. The total dividends have been translated into US dollars at 31 March 2018 for purposes of the above disclosure but the dividends are payable in US dollars under the terms of the ADS depositary agreement. 4 For the purposes of calculating these ratios, earnings consist of loss or profit before tax adjusted for fixed charges, dividend income from associates, share of profits and losses from associates, interest capitalised and interest amortised. Fixed charges comprise one third of payments under operating leases, representing the estimated interest element of these payments, interest payable and similar charges, interest capitalised and preferred share dividends. Vodafone, the Vodafone Portrait, the Vodafone Speechmark, Vodafone Broken Speechmark Outline, Vodacom, Vodafone One, The future is exciting. Vodafone Group. Other product and company names50% recycled and 50% virgin fibres. The cover is respective owners.post-consumer waste. Both products are Forest The content of our website (vodafone.com) should notusing elemental chlorine free (‘ECF’) bleaching. be considered to form part of this Annual Report or ourThe manufacturing mill also holds ISO 14001 Annual Report on Form 20-F.accreditation for environmental management. © Vodafone Group 2018Designed and produced by Radley Yeldar ry.com Consolidated income statement data (€m) Revenue 46,571 47,631 49,81048,385 40,845 Operating profit/(loss) 4,299 3,725 1,320 2,073(4,722) Profit/(loss) before taxation 3,878 2,792 (190) 1,734 (5,960) Profit/(loss) for financial year from continuing operations 4,757 (1,972)(5,127)7,805 13,900 Profit/(loss) for the financial year 2,788 (6,079)(5,122)7,477 71,515 Consolidated statement of financial position data (€m) Total assets 145,611 154,684169,107 169,579 147,536 Total equity 68,607 73,71985,13693,708 86,919 Total equity shareholders’ funds 67,640 72,20083,325 91,51085,733 Earnings per share1,2 Weighted average number of shares (millions) – Basic 27,770 27,971 26,69226,48926,472 – Diluted 27,857 27,971 26,69226,62926,682 Basic earnings/(loss) per ordinary share 8.78c (22.51)c (20.25)c27.48c 269.41c Diluted earnings/(loss) per ordinary share 8.76c (22.51)c (20.25)c27.33c 267.29c Basic earnings/(loss) per share from continuing operations 15.87c (7.83)c (20.27)c28.72c51.77c Cash dividends1,3 Amount per ordinary share (eurocents) 15.07c 14.77c––– Amount per ADS (eurocents) 15.07c 147.7c ––– Amount per ordinary share (pence) – –11.45p11.22p11.00p Amount per ADS (pence) – –114.5p111.2p110.0p Amount per ordinary share (US cents) 17.93c 18.52c16.49c16.65c18.31c Amount per ADS (US cents) 179.3c 182.5c164.9c166.5c183.1c Other data Ratio of earnings to fixed charges4 2.9 2.1 –2.2 – Deficiency between fixed charges and earnings (€m)4 – –159–485 Unaudited information

Vodafone Group Plc Registered Office Vodafone House The Connection Newbury Berkshire RG14 2FN England Registered in England No. 1833679 Telephone +44 (0)1635 33251 Website vodafone.com Contact details Shareholder helpline Telephone: +44 (0)370 702 0198 (In Ireland): +353 (0)818 300 999 Investor Relations ir@vodafone.co.uk vodafone.com/investor Media Relations vodafone.com/media/contact Sustainability vodafone.com/sustainability Vodafone Group Plc Annual Report on Form 20-F 2018

Description of American Depositary Shares (Item 12D)

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADRs (or portion of 100 ADRs)

•        Issuance of ADRs, including issuances resulting from a distribution of shares or rights or other property

•        Cancellation of ADRs for the purpose of withdrawal, including if the deposit agreement terminates

$5.00 (or less) per 100 ADRs (or portion thereof). The current per ADR fee to be charged for an interim dividend is $0.015 per ADR and for a final dividend is $0.02 per ADR.	• Any cash distribution to ADR registered holders

$ 5.00 (or less) per 100 ADRs (or portion thereof)	• An annual fee for the operation and maintenance of administering the ADRs

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADRs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR registered holders

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex, facsimile transmissions and delivery expenses (when expressly provided in the deposit agreement) • Converting foreign currency to US dollars

Taxes and other governmental charges that the depositary or the custodian must pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees Payable by the Depositary to the Issuer

As set out above, pursuant to the deposit agreement, the depositary may charge up to $0.05 per ADR in respect of each dividend paid by us. We have agreed with the depositary that any dividend fee collected by it is paid to us, net of any dividend collection fee charged by it. For the financial year ended 31 March 2018, we agreed with the depositary that it will charge $0.015 per ADR in respect of any interim dividend and $0.02 per ADR in respect of any final dividend paid during that year.

During the financial year (1 April 2017 through 31 March 2018), we received approximately $14.9 million from Deutsche Bank, in respect of dividends and issuance and cancellation of ADRs during the year.

2

Index of Exhibits to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2018

1.1

Articles of Association of the Company, as adopted on June 30, 1999 and including all amendments made on July 25, 2001, July 26, 2005, July 25, 2006, July 24, 2007, July 29, 2008, July 28, 2009, July 27, 2010 and January 28, 2014 (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2014).

2.1	Indenture, dated as of February 10, 2000, between the Company and Citibank, N.A., as Trustee, including forms of debt securities.

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

2.6	Form of American Depositary Receipt (included in Exhibit 2.5)

4.1

Agreement in relation to the Group’s €3,860,000,000 Revolving Credit Facility dated 28 March 2014 among the Company and various lenders (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2014 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2014).

4.2	Amendment letter dated 11 January 2018 in relation to the €3,860,000,000 (increased to €4.01 billion) Revolving Credit Facility dated 28 March 2014.

4.3	Vodafone Group 1999 Long Term Stock Incentive Plan.

4.4

Vodafone Group 2005 Global Incentive Plan (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2006 (File No. 001-10086), filed with the Securities and Exchange Commission on June 14, 2006).

4.5	Vodafone Group 2014 Global Incentive Plan.

4.6

Facility Agreement in relation to the Group’s US$3,935,000,000 revolving credit facility dated 27 February 2015 among the Company and various lenders (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2015 (File No. 001-10086), filed with the Securities and Exchange Commission on June 8, 2015).

4.7

Revolving Credit Agreement with Royal Bank of Canada, effective as of 15 December 2015 in relation to the Group’s US$3,935,000,000 Revolving Credit Facility (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2016 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2016).

4.8

Extension letter dated 10 January 2017 in relation to the US$3,935,000,000 (increased to US$4.09 billion) Revolving Credit Facility dated 27 February 2015 (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2017 (File No. 001-10086), filed with the Securities and Exchange Commission on June 9, 2017).

4.9	Amendment letter dated 11 January 2018 in relation to the US$4.09 billion Revolving Credit Facility dated 27 February 2015.

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

2

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

4.24	Letter of Appointment of Michel Demaré dated 23 January 2018.

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

4.27	Implementation Agreement dated 25 April 2018 relating to the combination of the businesses of Indus Towers and Bharti Infratel.

4.28	Sale and Purchase Agreement dated 9 May 2018 relating to the sale of Liberty Global plc’s businesses in Germany, Romania, Hungary and the Czech Republic.*

7.

Unaudited Computation of Ratio of Earnings to Fixed Charges for the financial years ended March 31, 2018, 2017, 2016, 2015 and 2014 (incorporated by reference to Exhibit 7 to the Preliminary Results Announcement for the year ended 31 March 2018 on Form 6-K (File No. 001-10086), filed with the Securities and Exchange Commission on May 16, 2018).

3

8.

List of the Company’s related undertakings (incorporated by reference to Note 33 to the Consolidated Financial Statements included in this Annual Report on Form 20-F for the financial year ended March 31, 2018 (File No. 001-10086), filed with the Securities and Exchange Commission on June 8, 2018).

12.	Rule 13a — 14(a) Certifications.

13.	Rule 13a — 14(b) Certifications. These certifications are furnished only and are not filed as part of this Annual Report on Form 20-F for the financial year ended March 31, 2018.

15.1	Consent letter of PricewaterhouseCoopers LLP.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

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
Date: June 8, 2018