Form 20-F
period 2023-03-31
VODAFONE GROUP PUBLIC LTD CO
filed 2023-06-21
CIK 839923

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023

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

Maaike de Bie (Group General Counsel and Company Secretary) Telephone +44 (0) 1635 33251 email ir@vodafone.co.uk Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol (s)	Name of each exchange on which registered
Ordinary shares of 20 20/21 US cents each	VOD	NASDAQ Global Select Market*
American Depositary Shares (evidenced by American Depositary Receipts) each representing ten ordinary shares	VOD	NASDAQ Global Select Market
3.750% Notes due 16 January 2024	VOD24	The NASDAQ Stock Market
US$1,000,000,000 Floating Rate Notes due 16 January 2024	VOD24A	The NASDAQ Stock Market
4.125% Notes due 30 May 2025	VOD25	The NASDAQ Stock Market
4.375% Notes due 30 May 2028	VOD28	The NASDAQ Stock Market
6.250% Notes due February 2032	VOD32	The NASDAQ Stock Market
6.150% Notes due February 2037	VOD37	The NASDAQ Stock Market
5.000% Notes due 30 May 2038	VOD38	The NASDAQ Stock Market
4.375% Notes due February 2043	VOD43	The NASDAQ Stock Market
5.250% Notes due 30 May 2048	VOD48	The NASDAQ Stock Market
4.875% Notes due 19 June 2049	VOD49	The NASDAQ Stock Market
4.250% Notes due 17 September 2050	VOD50	The NASDAQ Stock Market
5.625% Notes due 10 February 2053	VOD53	The NASDAQ Stock Market
5.125% Notes due 19 June 2059	VOD59	The NASDAQ Stock Market
5.750% Notes due 10 February 2063	VOD63	The NASDAQ Stock Market
Capital Securities due April 2079	VOD79	The NASDAQ Stock Market
NC5.25 Capital Securities due 2081	VOD81A	The NASDAQ Stock Market
NC10 Capital Securities due 2081	VOD81B	The NASDAQ Stock Market
NC30 Capital Securities due 2081	VOD81C	The NASDAQ Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares of 20 20/21 US cents each:	28,818,256,058
7% Cumulative Fixed Rate Shares of £1 each:	50,000

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

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

Yes ☐ No ☑

Vodafone Group Plc Annual Report on Form 20-F 2023

Contents Strategic report 1 S A new roadmap for Vodafone 2 S About Vodafone 3 S Operating in a rapidly changing industry 4 S Key performance indicators 6 Chair’s message 7 Chief Executive’s statement and strategic roadmap 8 Mega trends 10 Stakeholder engagement 13 Our people strategy 16 Our financial performance 26 S Purpose, sustainability and responsible business 28 Our purpose 29 – Digital Society 30 – Inclusion for All 35 – Planet 39 Contribution to Sustainable Development Goals 40 Responsible business 40 – Protecting data 44 – Protecting people 47 – Business integrity 50 Non-financial information 51 Principal risk factors and uncertainties 57 – Long-term viability statement 58 – TCFD disclosure Governance 60 S Governance at a glance 62 Chair’s governance statement 64 Our Company purpose, values and culture 65 Our Board 68 Our governance structure 69 Our Executive Committee 70 Division of responsibilities 71 Board activities and principal decisions 73 Board effectiveness 74 Nominations and Governance Committee 77 Audit and Risk Committee 83 ESG Committee 85 Remuneration Committee 87 Remuneration Policy 93 Annual Report on Remuneration 107 US listing requirements 108 Directors’ report Welcome to our Annual Report on Form 20-F 2023 This constitutes the Annual Report on Form 20-F of Vodafone Group Plc (the ‘Company’) in accordance with the requirements of the US Securities and Exchange Commission (the ‘SEC’) for the year ended 31 March 2023 and is dated 21 June 2023. This document contains consolidated financial statements set out within the Company’s Annual Report in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’). The content of the Group’s website (www.vodafone.com) and any other website referenced in this document is not incorporated into this document and should not be considered to form part of this Annual Report on Form 20-F. Financials 110 Reporting on our financial performance 111 Directors’ statement of responsibility 113 Risk mitigation 119 Report of independent registered public accounting firm 123 Consolidated financial statements and notes 212 This page is intentionally left blank Other information 219 Non-GAAP measures 230 Shareholder information 236 History and development 236 Regulation 242 Form 20-F cross reference guide 245 Forward-looking statements 246 Definition of terms Exhibits Exhibit 2.3 Exhibit 2.4 Exhibit 2.6 Exhibit 4.3 Exhibit 4.20 Exhibit 4.21 Exhibit 4.25 Exhibit 4.26 Exhibit 4.27 Exhibit 4.28 Exhibit 4.29 Exhibit 12 Exhibit 13 Exhibit 15.1 Exhibit 99.1 Exhibit 99.2

A new roadmap for Vodafone Our transformation FY23 performance Full year dividend maintained at 9.0 eurocents per share Read more about our financial performance in FY23 on pages 16 to 25 Click or scan to watch our Group Chief Executive, Margherita Della Valle, summarise our financial performance in FY23: investors.vodafone.com/videos Our financial performance was in line with expectations for the year but below our potential. Our purpose is to connect for a better future. We have a new roadmap for Vodafone based on three priorities: customers, simplicity and growth. We must make four key strategic shifts. Read more on page 7 Click or scan to watch our Group Chief Executive, Margherita Della Valle, introduce a new roadmap forVodafone: investors.vodafone.com/videos Key strategic shifts Customers Simplicity Growth Action plan Best-in-class telco in Europe & Africa Europe’s leading platform for Business Balanced focus on Business + Consumer Consumer back-to-basics to win in the market Leaner organisation focused on value Portfolio right-sized for growth Ambition 1 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Our business model About Vodafone How we govern We are a European and African telecommunications company which transforms the way our customers live and work through our innovation, technology, connectivity, platforms, products and services. Our business model is underpinned by our strong governance and risk management framework. Governance The Board held six scheduled meetings this year to discuss key strategic matters, our purpose and culture, our people and stakeholder interests. The Nominations and Governance Committee evaluates the composition and performance of the Board and ensures an appropriate balance of independence, skills, knowledge, experience and diversity. The Audit and Risk Committee provides effective governance over the appropriateness of financial reporting of the Group, including the adequacy of related disclosures, the performance of the internal audit function and the external auditor and oversight of the Group’s systems of internal control, risk management framework and compliance activities. The ESG Committee oversees our Environmental, Social and Governance (‘ESG’) programme, including our purpose pillars, sustainability and responsible business practices, and our contribution to the societies we operate in under our social contract. The Remuneration Committee advises the Board on policies for executive remuneration and reward packages for individual Executive Directors. The Committee also oversees general pay practices across the Group. Read more on pages 74 to 86 Click or scan to watch our Non-Executive Directors speak about their roles in short video interviews: investors.vodafone.com/videos Click or scan to watch our privacy and cyber experts explain how we protect customer data and our networks: investors.vodafone.com/videos Risk management Risks are not static and as the environment changes, so do risks – some diminish or increase, while new risks appear. We continuously review and improve our risk processes in order to ensure that the Company has the appropriate level of support in meeting its strategic objectives. Our risk framework clearly defines roles and responsibilities, and sets out a consistent end-to-end process for identifying and managing risks. We have embedded the risk framework across the Group as this allows us to take a holistic approach and to make meaningful comparisons. Our approach is continuously enhanced, enabling more dynamic risk detection, modelling of risk interconnectedness and the use of data, all of which are improving our risk visibility and our responses. Our Board oversees principal and emerging risks, which are reported to the various management committees and the Board throughout the year. Additionally, risk owners are invited to present in-depth reviews to ensure that risks are managed within the defined tolerance levels. Read more on pages 51 to 59 How we are structured and what we sell1 Our business is comprised of infrastructure assets, shared operations, growth platforms and retail and service operations. Our retail and service operations are split across three broad business lines: Europe Consumer, Vodafone Business and Africa Consumer. Core connectivity products and services in fixed and mobile account for the majority of our revenue. However, our portfolio also includes high return growth areas that leverage and complement our core connectivity business, such as digital services, the Internet of Things (‘IoT’) and financial services. We market and sell through digital and physical channels. Europe Consumer €19bn service revenue We provide a range of market leading mobile and fixed line connectivity services in our European markets. Our converged plans combine these offerings, providing simplicity and better value for our customers. Other value added services include our Consumer IoT propositions, as well as security and insurance products. Vodafone Business €10bn service revenue We serve private and public sector customers of all sizes with a broad range of connectivity services, supported by our dedicated global network. We have unique scale and capabilities, and are expanding our portfolio of products and services into growth areas such as unified communications, cloud & security, and IoT. Africa Consumer2 €6bn service revenue We provide a range of mobile services. The demand for mobile data is growing rapidly driven by the lack of fixed broadband access and by increased smartphone penetration. Together with Vodacom’s VodaPay super-app and the M-Pesa payment platform, we are the leading provider of financial services, as well as business and merchant services in Africa. Where we operate We operate mobile and fixed networks in 17 countries and have stakes in a further five countries through our joint ventures and associates. We also partner with mobile networks in 46 countries outside our footprint. Our portfolio of local markets is supported by corporate services and shared operations, which deliver benefits through scale and standardisation. Notes: 1. Performance across our markets is summarised on pages 16 to 22. 2. Including Turkey. 2 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Operating in a rapidly changing industry The long-term trends that are shaping our industry and driving new growth opportunities. Mega trends We are committed to maintaining good communications and building positive relationships with all of our stakeholders, as we see this as essential to strengthening our sustainable business. Our stakeholders Our customers 323m mobile customers1 28m broadband customers1 21m TV customers1 €45.7bn revenue across 19 operating markets2 Our people 104,000 employees and contractors €5.8bn benefits of job creation Our suppliers 9,000 suppliers €25bn spend, and €8.4bn capital additions Our local communities and non-governmental organisations (‘NGOs’) 98% network coverage recovered within days of earthquakes in Turkey €3m donated in contributions and in-kind services in response to the earthquakes in Turkey and surrounding areas Government and regulators €2.2bn total direct contribution across 62 markets in FY22 €9.9bn total tax and economic contribution in FY22 Our investors 1,000 interactions with institutional investors in FY23 €2.5bn paid in dividends in FY23 and €2.0bn interest paid in FY23 Read more on pages 10 to 12 Read more on pages 8 to 9 Notes: 1. Includes VodafoneZiggo and Safaricom. 2. Including Vodafone Hungary and Vodafone Ghana which were sold in January 2023 and February 2023 respectively. Hybrid Working Connected devices Adoption of cloud technology Digital and green transformation for the private and public sector Digital payments and financial services – Hybrid working is becoming a permanent feature of the modern working environment. – This requires continued investment in reliable, high-speed connections for both business and consumers. – Demand for connected devices, beyond smartphones, is growing rapidly. – The Internet of Things (‘IoT’) is expected to drive huge operational efficiencies, deliver real-time information, and can be employed in a broad range of use cases. – Large technology companies have invested heavily in advanced centralised data storage and processing capabilities that consumers can access remotely via cloud technology. – The cloud is increasingly utilised by businesses and consumers as a more efficient way of sharing capacity and services. – The European Union has launched a series of funding programmes under the banner ‘NextGenerationEU’, including a Recovery and Resilience facility which will also support the European Commission’s digital transformation agenda. – Companies are also increasingly looking to digitalise their operations to become more efficient and reduce their environmental impact. – The trend towards more digital forms of payment is growing, with a broader range of financial services now being delivered through apps and online. – In Africa, the growth in smartphone penetration is allowing consumers access to digital financial services for the first time. Digital services investor briefing Vodafone Business investor briefing Vodafone Business investor briefing Social contract investor briefing Digital services investor briefing 3 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Our progress Key Performance Indicators Financial and non-financial performance We measure our success by tracking key performance indicators that reflect our strategic, operational and financial progress and performance. Financial results summary 2023 2022 2021 Group revenue €m 45,706 45,580 43,809 Group service revenue €m 37,969 38,203 37,141 Operating profit1 €m 14,296 5,813 5,129 Profit for the financial year1 €m 12,335 2,773 483 Basic earnings per share1 €c 42.77 7.71 0.20 Cash inflow from operating activities €m 18,054 18,081 17,215 Borrowings less cash & cash equivalents €m (54,685) (62,596) (61,939) Total dividends per share €c 9.00 9.00 9.00 Operational key performance indicators 2023 2022 2021 Europe mobile contract customers3 million 64.8 66.4 65.4 Europe broadband customers3 million 24.7 25.6 25.6 Europe Consumer converged customers3 million 9.1 9.0 7.9 Europe mobile contract customer churn % 13.5 13.6 13.7 Africa mobile customers4 million 189.9 184.5 178.0 Africa data users4 million 94.8 89.9 84.9 Business service revenue growth2% 2.6 0.8 (0.6) Europe TV subscribers3 million 20.7 21.9 22.2 IoT SIM connections million 162.3 150.1 123.3 Africa M-Pesa customers4 million 56.7 52.4 48.3 Africa M-Pesa transaction volume4 billion 26.0 19.9 15.2 Digital channel sales mix5% 26 25 26 End-to-end TOBi completion rate6% 56.2 42.9 34.6 5G available in European cities3 # 332 294 240 Europe on-net gigabit capable connections3 million 50.0 48.5 43.7 Europe on-net NGN broadband penetration3% 29 30 30 Europe markets where 3G switched off 3 # 4 4 3 Notes: 1. FY22 and FY21 have been re-presented for the reclassification of Indus Towers Limited which is no longer reported as held for sale. See page 151 for more information. 2. Organic growth. This is a non-GAAP measure. See page 219 for more infoirmation. 3. Including 100% of VodafoneZiggo. 4. Africa including 100% of Safaricom, excluding Ghana. 5. Based on Germany, Italy, UK and Spain only. 6. Defined as percentage of total customer contacts resolved without human interaction through TOBi. Group excluding Egypt. 4 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Purpose, sustainability and responsible business We want to enable a digital, inclusive and sustainable society. To underpin the delivery of our purpose, we ensure that we operate in a responsible way. Acting lawfully and with integrity is critical to our long-term success. Digital Society 2023 2022 2021 Cumulative V-Hub unique visitors million 5.2 3.6 1.1 Registered farmers on agricultural platforms million 5.0 2.9 2.1 Inclusion for All 2023 2022 2021 4G population coverage (outdoor 1Mbps) – Europe1% 99 99 98 4G population coverage (outdoor 1Mbps) – Africa2% 70 65 62 4G population coverage (outdoor 1Mbps) – Group % 85 82 75 Our people Average number of employees and contractors3 thousand 104 104 105 Employee engagement index4% 76 73 74 Employee turnover rate (voluntary) % 12 14 8 Women on the Board % 54 50 45 Women in management and senior leadership roles % 34 32 32 Women as a percentage of employees % 40 40 40 Planet5 2023 2022 2021 Energy use Total electricity cost €bn 1.2 0.8 0.8 Total energy use6 GWh 6,274 6,125 6,142 Mobile and fixed access network and technology centres energy use % 93 93 94 Percentage of purchased electricity from renewable sources % 81 77 55 Percentage of purchased electricity from renewable sources in Europe % 100 96 79 Greenhouse gas emissions (‘GHGs’) Total Scope 1 and Scope 2 GHG emissions (market-based method)6 m tonnes CO2e 0.97 1.08 1.42 Total Scope 3 GHG emissions6 m tonnes CO2e 10.1 9.6 9.4 Total customer emissions avoided due to our green digital solutions6 m tonnes CO2e 24.9 15.6 6.2 Waste Total network waste (including hazardous waste)6 metric tonnes 12,407 8,381 7,173 Network waste reused or recycled6% 96 95 98 Responsible business 2023 2022 2021 Code of Conduct Completed ‘Doing What’s Right’ employee training % 92 89 84 Number of ‘Speak Up’ reports # 505 642 623 Health & safety Number of lost-time incidents – employees and contractors # 19 12 7 Lost-time incident rate per 1,000 employees and contractors # 0.2 0.11 0.06 Responsible supply chain Total spend €bn 25 24 24 Number of direct suppliers # 9 9 11 Number of site assessments conducted collectively by JAC7 initiative members # 83 71 76 Tax and economic contribution Total tax and economic contribution8 €bn – 9.9 9.6 Notes: 1. Changes to FY22 figures relate to alignment of the Europe segment to exclude Turkey. 2. Based on coverage in Africa, including Egypt. Ghana is included in 2021 and 2022 metrics. 3. Calculation considers employee pro-rated headcount. 4. The employee engagement index is based on a weighted average index of responses to three questions: satisfaction working at Vodafone; experiencing positive emotions at work; and recommending us as an employer. 5. Data calculated using local market actual or estimated data sources from invoices, purchasing requisitions, direct data measurement and estimations. Carbon emissions calculated in line with GHG Protocol standards. For full methodology see our ESG Addendum 2023. 6. Comparative metrics have been restated in lie with our updated methodology. See our ESG Addendum 2023 for more detail. 7. Joint Alliance for CSR. 8. Includes direct taxes, non-taxation based revenue mechanisms, such as payments for the right to use spectrum, and indirect taxes collected on behalf of governments around the world, excludes joint ventures and associates. The FY23 figure will be finalised during FY24. For more information, refer to our Tax and Economic Contribution reports, available at: vodafone.com/tax. 5 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

A new roadmap for Vodafone Chair’s message This year has been a challenging one for Vodafone and for many of our customers, following the rise in energy costs and broader inflation. We have taken a number of steps to mitigate the impact of these cost pressures. However, as a Board, we recognise that the Company has also underperformed, and that change is needed. This will require a transformation of the Group, so that Vodafone can realise its full potential. Group Chief Executive succession In December 2022, we announced that Nick Read would step down as Group Chief Executive. The Board and I would like to thank Nick for his commitment and significant contribution to Vodafone throughout his career spanning more than two decades with the Company. The Board has undertaken a rigorous internal and external search to find the best possible candidate, and in April 2023 I was delighted to announce the appointment of Margherita Della Valle as Group Chief Executive. Margherita has a strong track record during her long career at Vodafone in marketing, operational, commercial and financial positions. During her time as interim Group Chief Executive, the Board and I have been impressed with her pace and decisiveness to begin the necessary transformation of the Company. Margherita has the full support of myself and the Board for her plans for Vodafone to provide a better customer experience, become a simpler business and accelerate growth – and deliver value for our shareholders. Board composition As I wrote last year, my ambition for this year was to further enhance the Board’s experience within the telecommunications and technology sectors. I was therefore pleased to welcome four new Non-Executive Directors to the Board this year: Stephen Carter, Delphine Ernotte Cunci, Simon Segars and Christine Ramon. Their appointments bring extensive experience and strong track records of value creation, which will be of great support to the Group. On 10 May 2023, the Board approved the creation of a Technology Committee as a Committee of the Board. The Technology Committee, once established in due course, will oversee the technology strategy and how it supports the overall Company strategy. The creation of a Technology Committee – run by the highly experienced team of Simon Segars, Stephen Carter, Delphine Ernotte Cunci and Deborah Kerr – will be a great additional benefit to the Board and to Vodafone. On the same date, having completed either 9 years or almost 9 years, we also announced that Valerie Gooding, Sir Crispin Davis and Dame Clara Furse would not be seeking re-election at the 2023 Annual General Meeting (‘AGM’). I would like to thank my colleagues for their outstanding service to the Company and look forward to their continuing contribution until the AGM. In light of these retirements and following a review of committee membership, a number of Non-Executive Directors will take on new roles, including David Nish, who will be appointed Senior Independent Director. On 11 May 2023, we announced that we had agreed a strategic relationship with Emirates Telecommunications Group Company PJSC (“e&”). This marks the next phase in a strategic relationship that began last year, and I’m delighted we have strengthened our existing relationship with e&, which will bring additional telecoms experience to our Board in the future. FY23 financial performance Our financial results for FY23 have been in line with expectations for the year. Total revenue increased by 0.3% to €45.7 billion, with Group organic service revenue growing by 2.2% this year1 .. This was driven by continued good growth in the UK, Other Europe and Africa, partially offset by declines in Germany, Italy and Spain. Results were impacted by higher energy costs and commercial underperformance in Germany. These factors more than offset the benefits of service revenue growth and a further €0.2 billion of savings from our ongoing European cost efficiency programme. Our reported financials were also impacted by adverse currency movements during the year. Group operating profit increased by 146% to €14.3 billion, largely reflecting a gain on disposal from Vantage Towers, and as a result basic earnings per share increased to 42.77 eurocents. Following the successful disposal of Vodafone Hungary and partial sale of Vantage Towers, our balance sheet position has also improved. The Board has declared a total dividend per share of 9.0 eurocents, implying a final dividend per share of 4.5 eurocents, which will be paid on 4 August 2023 following shareholder approval at our AGM. Taking a leadership role in shaping the future of digital connectivity Over the last few years, we have seen significant shifts in society and the direct role telecoms plays. Digital connectivity is an important priority for governments as it increasingly impacts the relative competitiveness and resilience of countries. Vodafone is firmly committed to supporting Europe and Africa in realising their digital ambitions. However, in order to do so, investment in digital infrastructure is critical. While the European Union has set out a clear vision and Digital Decade targets for a more sustainable and prosperous future, there is currently an estimated €300 billion gap between their ambitions and Europe’s current investment plans. This investment gap is primarily due to the unintended consequences of past policy and regulatory decisions, which have impacted returns for the telecommunications industry. Returns have remained below the cost of capital for over a decade, restricting the appetite for further investment. Whilst we welcome a number of positive reforms towards pro-investment policy, the current pace and magnitude of change is not enough. Further pro-investment policy reform is required to drive growth and scale in the sector. If delivered, it would enable operators to earn a sustainable return and support the much-needed investment required to safeguard Europe and Africa’s global competitiveness. Going forward On behalf of the Board, I would like to thank all of our colleagues across the Group who have continued to work tirelessly to support our customers – keeping them reliably connected. As we enter FY24, the macroeconomic outlook still remains uncertain. I am confident that under Margherita’s leadership we will improve the Company’s performance and drive value for all of our stakeholders. /s/ Jean-François van Boxmeer Jean-François van Boxmeer Chair Notes: 1. Organic growth is a non-GAAP measure. See page 219 for more information. 6 Strategic report Vodafone Group Plc Annual Report on Form 20-F 2023 Governance Financials Other information

Chief Executive’s statement and strategic roadmap Delivery through Customers, Simplicity & Growth “Today I am announcing my plans for Vodafone. Our performance has not been good enough. To consistently deliver, Vodafone must change. My priorities are customers, simplicity and growth. We will simplify our organisation, cutting out complexity to regain our competitiveness. We will reallocate resources to deliver the quality service our customers expect and drive further growth from the unique position of Vodafone Business.” Margherita Della Valle, Group Chief Executive We set out below a new roadmap for Vodafone, following a strategic review conducted over the last five months. 1. Vodafone must change The circumstances of our industry and the position of Vodafone within it, require us to change. – The European telecommunications sector has amongst the lowest return on capital employed (‘ROCE’) of any sector in Europe, alongside the highest capital investment demands. This has resulted in ROCE being below the weighted average cost of capital (‘WACC’) for over a decade, impacting total shareholder returns. – More importantly, the comparative performance of Vodafone has worsened over time, which is connected to our customer experience. – Our market position and performance varies by geography and segment. Where we have the right combination of strong local execution and a rational market structure, we can grow and drive returns. There are also material differences between our Consumer and Business segments, with Business growing in nearly all of our European markets – Our turnaround must be built from our strengths, but we need to overcome some clear challenges. We are more complex than we need to be, which limits our local commercial agility. 2. Strategic shifts Our target is to be a best-in-class telco in Europe and Africa, and become Europe’s leading platform for Business. To achieve this, we must change in four essential areas. – We will rebalance our organisation to maximise the potential of Vodafone Business, which continues to accelerate growth, and we believe has a unique set of capabilities and has a strong position in a large and growing market as organisations digitalise. – In order to win in our consumer markets, we will refocus on the basics and deliver the simple & predictable experience our customers expect. – We will be a leaner and simpler organisation, to increase our commercial agility and free up resources. We will focus our resources on a portfolio of products and geographies that is right-sized for growth and returns over time. 3. Our action plan To execute the change in these four areas, we have an action plan already underway, focused around three priorities: Customers, Simplicity and Growth. Early examples of this action plan include: – Customers: Significant investment reallocated in FY24 towards customer experience and brand; – Simplicity: 11,000 role reductions planned over three years, with both headquarters and local markets simplification; and – Growth: Germany turnaround plan, continued pricing action and strategic review in Spain. We will change the level of ambition, speed and decisiveness of execution. We will have empowered markets focused on customers, scale up Vodafone Business and take out complexity to simplify how we operate. Our purpose is to connect for a better future. We have a new roadmap for Vodafone based on three priorities: customers, simplicity and growth. We must make four key strategic shifts. Customers Simplicity Growth Our transformation Best-in-class telco in Europe & Africa Europe’s leading platform for Business Action plan Key strategic shifts Balanced focus on Business + Consumer Consumer back-to-basics to win in the market Leaner organisation focused on value Portfolio right-sized for growth Click or scan to watch a more detailed outline of the new roadmap for the transformation of Vodafone: investors.vodafone.com/videos Ambition 7 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Mega trends Long-term trends shaping our industry Digital services and next-generation connectivity are increasingly central to everything we do – and will be the driving forces that redefine relationships between sectors, employers, employees, customers, and friends and family. There are five ‘mega trends’ that we believe will continue to shape our industry in the years ahead: hybrid working, connected devices, adoption of cloud technology, the digital and green transformation of public and private sectors, and digital payments. Hybrid working Over the past few years we have seen a dramatic shift in working patterns, which are now being maintained following the end of the COVID-19 pandemic. Companies have now moved from largely office-based environments to more ‘hybrid’ working models, thereby providing their employees with much greater flexibility as to how and where they work, whilst still ensuring high or even increased levels of productivity. This change in working patterns will continue to drive increased demand for fast and reliable fixed and mobile networks, as well as a range of supporting services such as cloud-based productivity and communication platforms. The majority of large multinationals already have remote working capabilities; however they are now moving to more efficient technologies. Smaller companies, ranging from corporates to small and medium-sized offices, rely on network operators such as Vodafone to provide secure remote working solutions. These solutions include virtual private networks, unified communication services and the migration of enterprise applications to the cloud. This is vital for business continuity, and it provides network operators with an opportunity to further deepen their customer relationships by offering a broad range of services. Connected devices The world is becoming ever more connected, and it is not just driven by smartphones. A wide range of new devices, across all sectors and applications, are increasingly being connected to the internet. This is driven by continued reductions in the cost of computing components, advances in cross-device operability and software, and the near-ubiquity of networks. For consumers, there is a growing range of applications such as smartwatches, tracking devices for pets, bags and bicycles, and connected vehicles – which can lower insurance premiums and enable a range of advanced in-vehicle solutions. For businesses, the demand for IoT and potential use cases is even more evident. These include solutions such as automated monitoring of energy usage across national grids, tracking consumption in smart buildings and detecting traffic and congestion in cities. In environments that are more localised, such as factories and ports, network operators are building and running Mobile Private Networks (‘MPNs’). MPNs offer corporate customers unparalleled security and bespoke network control. As an example, MPNs enable autonomous factories to connect to thousands of robots, enabling them to work in a synchronised way. Once a product leaves the factory it can also be tracked seamlessly through global supply chain management applications, whether it is delivered through the post, in a vehicle or even via drones. In areas where the same solution can be deployed across multiple sectors, network operators are moving beyond connectivity to provide complex end-to-end hardware and software solutions such as surveillance, smart metering and remote monitoring; it is often more efficient for these solutions to be created in-house. Scaled operators can leverage their unique position to co-create or partner with nimble start-ups at attractive economics. As the number of IoT devices increases, physical assets are also communicating with each other in real-time and new digital markets are being established. This is leading to the Economy of Things, where connected devices securely trade with each other on a user’s behalf, without human intervention. This presents businesses across multiple industries with exciting opportunities to transform goods into tradeable digital assets which can compete in new disruptive online markets. Adoption of cloud technology Over the past decade, large technology companies have invested heavily in advanced centralised data storage and processing capabilities that organisations and consumers can access remotely through connectivity services (commonly termed ‘cloud’ technology). As a result, organisations and consumers are increasingly moving away from using their own expensive hardware and device-specific software to using more efficient shared hardware capacity or services through the cloud. This is popular as it allows upfront capital investment savings, the ability to efficiently scale resources to meet demand, systems that can be easily updated and increased resilience. This is driving demand for fast, reliable and secure connectivity with lower latency. Many small businesses increasingly understand the benefits of cloud technology; however, they lack the technical expertise or direct relationships with large enterprise and cloud specialists. This presents an opportunity for network operators, particularly those with strong existing relationships, as they can effectively help customers navigate their move to the cloud at scale. Click or scan to watch our digital services and experiences investor briefing: investors.vodafone.com/digital-services 8 Strategic report Vodafone Group Plc Annual Report on Form 20-F 2023 Governance Financials Other information

Digital and green transformation of the public and private sectors As a part of the fiscal response to the COVID-19 pandemic, the European Union has launched a series of funding programmes with €723.8 billion available under the banner ‘NextGenerationEU’. This includes the Recovery and Resilience facility, which combines €385.5 billion of loans and €338 billion of grants available to European Union Member States. Of these grants, approximately 70% are being allocated to European Union Member States in which Vodafone has an operating presence. The range of funding presents a direct and indirect opportunity given that at least 20% of the total funding is planned to support the European Commission’s digital transformation agenda. The UK and many of our African markets have similar stimulus measures in place. These support measures will help connect schools, hospitals and businesses to gigabit networks and provide hardware, such as tablets, to millions of school children. Similarly, the European Union has committed to be carbon-neutral by 2050. Mobile network operators across Europe will be able to benefit from these funds as they seek to limit their impact on the climate, and help their customers from across the private and public sectors reduce their own energy use and carbon emissions. Small and medium-sized enterprises (‘SMEs’) in Europe can often lag behind in terms of digital adoption. However, under various government-led support mechanisms, SMEs will be eligible for vouchers, grants and loans to transition to eCommerce, upskill employees, and move to cloud-based solutions whilst ensuring they are secure as they do so. SMEs will look to trusted and experienced network operators which can offer a full suite of solutions, whilst also help them navigate technical and regulatory processes. Finally, to ensure the benefits of these projects are spread equitably, funding is also being allocated towards rural inclusion to subsidise the building of network infrastructure where it is currently uneconomical for operators to do so. Read more about our purpose to enable an inclusive and sustainable digital society on pages 35 to 38 Digital payments Businesses in Europe continue to expand and migrate sales channels from physical premises to online channels such as websites and mobile applications. As a result, businesses increasingly transact through mobile-enabled payment services which remove the need for legacy fixed sales terminals. Consequently, businesses demand reliable and secure mobile connectivity. Consumers are also increasingly transitioning away from using cash to digital payment methods conducted directly via mobile phones or smartwatches, further increasing the importance of mobile networks. In Africa, digital payments are primarily conducted via mobile phones through payment networks owned and operated by network operators, and the annual value of mobile money transactions has reached a key milestone in 2021 with one trillion transactions globally1 .. Consumers are also moving beyond peer-to-peer transactions as rising smartphone penetration drives the adoption of mobile payment applications. Network operators and a range of FinTech startups are using these applications to sell additional financial services focused products, ranging from advances on mobile airtime and device insurance to more complex offerings such as life insurance, loans and e-commerce marketplaces. This plays a critical role in improving financial inclusion for millions of people across Africa where the traditional banking sector has not been able to reach. Businesses are also increasingly reliant on operator-owned payment infrastructure for consumer-to-business payments and for large business-to-business transfers. These payment networks drive scale benefits for the largest operators by allowing customers to save on transaction fees whilst also driving both business and consumer customers to seek reliable and secure networks. Larger corporates, which may already use the cloud today, are progressively moving away from complex systems based on their own servers or single cloud solutions, to multi-cloud offers sold by network operators and their partners. This approach reduces supplier risk and increases corporate agility and resilience. Large corporates continue to drive higher demand for robust, secure and efficient connectivity services as they transition from their own legacy hardware and services. Cloud providers also recognise the criticality of telecommunications networks. Many cloud providers are partnering with the largest network operators, sometimes through revenue sharing agreements, to develop edge computing solutions which integrate data centres at the edge of telecommunication networks to deliver customers reduced latency. The opportunity is significant as the total addressable market in business-to-business cloud & security is expected to reach €82 billion by 2025 compared to €65 billion today. Consumers use cloud solutions for a variety of reasons, including digital storage, online media consumption or interacting through the metaverse. Consumer hardware can also in some cases be replaced by cloud-first solutions. For example, new cloud-based gaming services allow consumers to stream complex, bandwidth-heavy computer games directly to their phones or tablets, without the need for expensive dedicated hardware. Fast and reliable connectivity will act as a catalyst for further innovation and consumer applications, many of which do not currently exist today. Read more about how Vodafone’s leading gigabit connectivity infrastructure supports the digital society on pages 29 to 30 Click or scan to learn more about our IoT leadership and evolution in our Vodafone Business investor briefing: investors.vodafone.com/vbbriefing Click or scan to watch our digital services and experiences investor briefing: investors.vodafone.com/digital-services Note: 1. GSMA State of the Industry Report on Mobile Money 2022 9 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Stakeholder engagement Engaging regularly with our stakeholders is fundamental to the way we do business Regular engagement ensures we operate in a balanced and responsible way, in both the short and longer term. We are committed to maintaining good communications and building positive relationships with all of our stakeholders, as we see this as essential to strengthening our sustainable business. Section 172 factor Disclosure Location The likely consequences of any decision in the long term Key performance indicators Pages 4 to 5 Business model Page 2 Stakeholder engagement Pages 10 to 12 Our purpose Pages 28 to 39 Responsible business Pages 40 to 49 Principal risk factors and uncertainties Pages 51 to 59 Governance Pages 60 to 109 The interests of the Company’s employees Stakeholder engagement Pages 10 to 12 Our people strategy Pages 13 to 15 Key performance indicators Pages 4 to 5 Our purpose Pages 28 to 39 Responsible business Pages 40 to 49 Our Company purpose, values, and culture Page 64 Remuneration Committee, Remuneration Policy and Annual Report on Remuneration Pages 85 to 106 The need to foster the Company’s business relationships with suppliers, customers and others Business model Page 2 Stakeholder engagement Pages 10 to 12 Chief Executive’s statement and strategic roadmap Page 7 Our purpose Pages 28 to 39 Responsible business Pages 40 to 49 Principal risk factors and uncertainties Pages 51 to 59 Board activities and principal decisions Pages 71 to 72 Supplier financing arrangements Pages 37 and 177 The impact of the Company’s operations on the community and the environment Stakeholder engagement Pages 10 to 12 Our purpose Pages 28 to 39 TCFD disclosure Pages 58 to 59 Responsible business Pages 40 to 49 Contribution to Sustainable Development Goals Page 39 ESG Committee Pages 83 to 84 The desirability of the Company maintaining a reputation for high standards of business conduct Stakeholder engagement Pages 10 to 12 Responsible business Pages 40 to 49 Governance Pages 60 to 109 The need to act fairly as between members of the Company Stakeholder engagement Pages 10 to 12 Governance Pages 60 to 109 Shareholder information Pages 230 to 235 Vodafone is required to provide information on how the Directors have performed their duty under section 172 of the Companies Act 2006 to promote the success of Vodafone, and these matters are covered throughout this Annual Report and summarised in the table below. This includes how those matters and the interests of Vodafone’s key stakeholders have been taken into account by the Directors. We have also summarised our interactions with key stakeholders during the year in this section. The engagement mechanisms directly involving the Directors are indicated below with a B symbol. 10 Strategic report Vodafone Group Plc Annual Report on Form 20-F 2023 Governance Financials Other information

Our customers We are focused on deepening our engagement with our customers to develop long-term valuable and sustainable relationships. We have hundreds of millions of customers across Europe and Africa, ranging from individual consumers to large multinational corporates. How did we engage with them? – Digital channels (MyVodafone app, TOBi chatbots, social media interaction and the Vodafone website), and call centres and branded retail stores What were the key topics raised? – Better value offerings and converged solutions for customers – Fast and reliable data networks and wider coverage – Making it simple and quick to deal with us, with prompt feedback and resolution of service-related issues – Managing the challenge of data-usage transparency How did we respond? – Improved efficiency and functionality of MyVodafone app – Expanded our 4G and 5G coverage – Stronger focus on Customer Experience (‘CX’) with new automated satisfaction tracking tools, setting up CX boards in all markets and increasing investments to reduce customer detraction – Continued to leverage our digital channels to support easy access for all of our customers – Enabled free international calling and roaming for our customers following the devastating earthquakes in Turkey and surrounding areas – Supported financially vulnerable customers in the cost of living crisis – Drove inclusion and affordability for smartphones and technology hardware by introducing trade-in & Flex propositions in nine markets – Entered an exclusive three-year partnership with WWF to collect one million phones for the planet to support the circular economy Our people Our people are critical to the successful delivery of our strategy. It is essential that they are engaged and embrace our purpose and values. Throughout the year we focused on a number of areas to ensure that everyone is highly motivated, and we remained focused on wellbeing. How did we engage with them? – Regular meetings with managers – B European Employee Consultative Committee – Inaugural Vodacom Group Employee Engagement Forum – B National Consultative Committee (South Africa) – B Executive Committee discussions – B Internal website and live webinars, newsletters and other digital communications – B Employee Speak Up channel – Global employee surveys, including onboarding and exit surveys What were the key topics raised? – Enhancing performance management and career development – A balanced hybrid working approach – Global and local market communication channels – Global Pulse and Spirit Beat survey actions – Increasing engagement amongst new hires – Importance of manager/employee relationships – Impacts of the macroeconomic environment – Supporting colleagues affected by the earthquakes in Turkey How did we respond? – Launched a new performance management system – Embedded our integrated skills and learning platform – Strengthened our global senior leadership programme – Reviewed our global hybrid ways of working policy – Refreshed manager learning and support guides – Redesigned our global onboarding processes and new starter support – Regular business and trading updates communicated to staff – Provided support for colleagues and their relatives affected by the earthquakes in Turkey; as well as free psychological and wellbeing guidance and matched employee donations Our suppliers Our business is helped by 9,000 suppliers who partner with us. These range from start-ups and small businesses to large multinational companies. Our suppliers provide us with the products and services we need to deliver our strategy and connect our customers. How did we engage with them? – Supplier audits and assessments – Safety forums, events, conferences and site visits – Purpose criteria in tenders relating to planet, diversity and safety What were the key topics raised? – Improving health and safety standards – Driving towards net zero emissions in supply chains – Supplier and product innovation How did we respond? – Held quarterly safety forums – Recognised suppliers through awards for health and safety, diversity and inclusion and planet efforts at our Arch Summit – Collaborated with industry peers and suppliers through the Joint Alliance for CSR (‘JAC’), formerly known as the Joint Audit Cooperation – Launched environmentally-linked supply chain finance programme Our local communities and non-governmental organisations (‘NGOs’) We believe that the long-term success of our business is closely tied to the success of the communities in which we operate. We interact with local communities and NGOs, seeking to be a force for good wherever we operate. How did we engage with them? – Through our products and services – Community and NGO interaction on education, health, agriculture and inclusive finance projects, and on our humanitarian response to global issues including the war in Ukraine – Participation in multi-stakeholder working groups on policy issues at the national and international level What were the key topics raised? – Increasing access to connectivity and digital services, by closing the digital divide, closing the rural gap and connecting SMEs – Human rights topics including digital child rights – Environmental topics including net zero and the circular economy – Delivery of global and national development goals including UN Sustainable Development Goals 11 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

How did we respond? – Our previous Group Chief Executive chaired a UN Broadband Commission working group on increasing smartphone access and co-chaired a pillar of the International Telecommunication Union’s Partner2Connect initiative – Participated in partnerships and working groups on human rights – Participated and engaged with key environmental initiatives, including the Science Based Targets initiative and CDP – Launched a response to the earthquakes in Turkey and surrounding areas with NGOs and charities Governments and regulators Our relationship with governments and regulators is important and we hope to work together on policies impacting our industry and customers, while also enabling them to better understand the positive impact we can have on the environment and communities we operate in. How did we engage with them? – B Participation and attendance at company and industry meetings with government and regulators, EU institutions, public forums and parliamentary processes – B Meetings with commissioners, ministers, elected representatives, policy officials and regulators – Hosting and participating in workshops and events to improve sector understanding of connectivity and digitalisation – B Our Chair chairs the European Round Table for Industrialists, which promotes competitiveness and prosperity and engages with European and global institutions, and governments What were the key topics raised? – Regulatory and policy environment and compliance – Responses to COVID-19 and the war in Ukraine – Security and supply chain resilience, and data protection and privacy – Digital societies, digital inclusion, the climate transition and the European Green Deal How did we respond? – Engaged on the digital and green transformation of the EU, and the Digital Decade targets such as the digitalisation of industries and SMEs – Communications on the impact of electromagnetic fields (‘EMF’) – Engaged on network investments, design and deployment, and issues such as the allocation of spectrum and the protection of consumers – Discussed policy and regulatory environment that facilitates investment in technology – Engaged with the EU with respect to the data economy, including data protection, digital principles, and data sharing – Engaged with the UN on digital inclusion via the ITU and UN Broadband Commission, and climate topics via COP27 Click to read more about our social contract in our latest investor briefing. The materials set out why a reset of the European regulatory framework is so important; how through our social contract we have taken a leadership role in improving our relationship with governments and policymakers; and what is need in terms of policy reform: investors.vodafone.com/social-contract Our investors Our investors include individual and institutional shareholders as well as debt investors. We maintain an active dialogue with our investors through our extensive investor relations programme. How did we engage with them? – B Personal meetings, roadshows, conferences – B Annual & interim reports and presentations – B Investor relations website used as primary digital communications tool and is available to all shareholders (institutional and retail), including over 12 hours of dedicated video content covering investor events and interviews with Non-Executive Directors – Stock Exchange News Service (‘SENS’) announcements – B Annual General Meeting (‘AGM’) – B Investor perception study and regular feedback survey – For FY24, further resources will be available to individual shareholders, such as online presentations hosted by the UK Individual Shareholders Society – Our Registrar, Equiniti, operates a portfolio service which provides shareholders with the ability to manage their holdings What were the key topics raised? – Strategy to deliver sustained financial growth and operational priorities – Allocation of capital, deleveraging strategy and dividend policy – Portfolio optimisation – Corporate governance practices – ESG strategy, targets and reporting How did we respond? – We conducted over 1,000 investor interactions through meetings with major institutional shareholders, debt investors, individual shareholder groups and financial analysts, and attended conferences – Meetings were attended by Directors and senior management, including our Chair, Group Chief Executive, Chief Financial Officer, and Executive Committee members Stakeholder engagement (continued) 12 Strategic report Vodafone Group Plc Annual Report on Form 20-F 2023 Governance Financials Other information

Our people strategy is to create an inclusive environment for growth where everyone has the opportunity to thrive. Our engaged and experienced team are a key strength and will support us as we begin the transformation of Vodafone. The Spirit of Vodafone Our culture – the ‘Spirit of Vodafone’ – outlines the beliefs we stand for and the behaviours that enable our strategy and purpose. We foster our culture by developing individual habits that reinforce our Spirit, invest in leadership development to role model our beliefs, and ensure systems, processes and milestone activities are aligned with the Spirit of Vodafone. We measure our progress and identify where to take action via a bi-annual employee survey called ‘Spirit Beat’. In our latest Spirit Beat survey (September 2022), we had an 83% response rate and sustained high scores in engagement, connection to purpose and Spirit. Spirit Beat surveys Measurement Sept 2022 Apr 2022 Engagement 76 82 Purpose 88 93 Team Spirit Index1 84 87 Response rates 83 84 Note: This year we expanded our listening strategy and as part of this unified our scoring methodology to a 5-point scale and favourable percentage (from a 7-point scale and weighted average). This new scoring methodology provides less choice and greater distinction so any change between -3 to -5 points for Spirit Beat is likely due to the scale change, rather than a real decline. 1. The Team Spirit Index represents an overall view of how people are doing on the Spirit of Vodafone and takes into account each of our Spirit Behaviours. The Spirit Beat survey informs our priorities which include a focus on ensuring new starters and managers are engaged with our Spirit. New starters who joined during the pandemic were scoring slightly lower on Spirit and engagement compared to other colleagues (-1 point). In response, we redesigned our onboarding processes and support globally. In September 2022, new hires reported higher Spirit and engagement scores compared to other colleagues (+9 points), highlighting the impact that listening and focused action can have. Managers that act on Spirit outperform those who do not take action on average by 18 points on Spirit and 22 points on engagement. This has informed our new approach to performance development and how we support and hold managers accountable for their impact. We continue to evolve our employee listening strategy and deepen the connection between employee and customer experiences by opening up more channels. During the year, this included a pulse survey sent in June 2022, the results of which were used to inform our hybrid ways of working. Our listening strategy also includes standardising our onboarding and exit listening approach globally. Results show that 71% of leavers would recommend Vodafone as a great place to work (based on 2,066 responses). As part of our focus on one of our Spirit behaviours, earning customer loyalty, our Spirit Beat survey was extended in September to include contractors in customer-facing roles in five markets (76% response rate). This has enabled markets to celebrate high customer scores, while also identifying opportunities to be more effective. Based on the success of the pilot, we extended contractor measurement to further markets in April 2023. Once a quarter, we have a ‘Spirit of Vodafone Day’ which is dedicated time to focus on learning, connection and wellbeing. During our Spirit of Vodafone Day in February 2023, 80% more online learning hours were recorded compared to a typical day in the financial year up until that point. Colleagues took the opportunity to focus on earning customer loyalty and this was facilitated through new learning materials that include Consumer and Vodafone Business customer feedback and net promoter scores. Leadership at Vodafone Leadership is essential for enabling transformation, and we have continually invested in developing inclusive leaders who drive growth and innovation, act as role models, coach and empower teams, and lead with Spirit. In April 2022, we launched a Spirit Accelerator, which aims to increase accountability and ownership of our strategic priorities by our senior leaders. Further to this, we launched ‘CEO accelerator’, an exciting and varied programme of support to accelerate the leadership transition and develop new local market CEOs. We have introduced tools to support the development of our leaders and our selection process includes an independent assessment. Executive coaching is now available to all leaders through a platform-based approach and we support the broader leadership population through an internal network of accredited coaches. Senior leadership is accountable for our culture transformation, whilst the Board reviews progress on employee engagement and Spirit on a regular basis, and the Executive Committee monitors key achievements and considers further opportunities to embed Spirit. We continue to do this through Company policies and improvements to employee experience through our ‘moments that matter’ programme. We are supporting leaders to demonstrate Spirit as they transition with their teams into hybrid working and are using updated leadership assessment methodologies to reflect Spirit behaviours. We also run a global recognition programme that celebrates those who demonstrate our Spirit behaviours. Innovation at Vodafone We continue to develop ‘LaunchPad’, our global employee-led innovation platform which helps ‘Create the Future’. In the three years since it has been operational, our employees have submitted over 2,000 ideas, ranging from e-waste recycling, Internet of Things (‘IoT’) marketplaces and cloud smartphones. We are seeing the value these ideas have. For example, ‘Scam Signal’ is a Vodafone application that helps businesses combat fraud and cyber crime by utilising our network to identify bank transfer scams in real time. LaunchPad has delivered €15 million annualised value from ideas executed since inception and this year 360 colleagues provided ideas based on using Vodafone technology to solve environmental challenges. Simplified operating model We recently simplified the Group’s operating model to execute our strategy, accelerate and streamline performance, and improve customer experience. Key commercial decisions have moved back to markets, and this is supported by a new governance structure. Group functions will remain committed to governance, performance management, shared operations, and best practice programmes that uphold global standards. Read more about our headcount on page 33 Diverse talent and future ready skills In April 2022, we launched a new operating model for learning, talent, leadership, and skills – the global Vodafone Learning Organisation (‘VLO’) – which has already started to drive simplification across our markets, while enabling a high quality development experience for employees. We have already begun to realise the benefits of this operating model change with higher quality streamlined global learning offerings. We are focused on developing diverse talent with the skills to transform Vodafone and this is reflected by four strategic pillars which are summarised on the following page. Our people strategy Our people strategy 13 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Our people strategy (continued) 1. Enable a high impact performance & learning culture We continue to support the personal and professional growth of people through online learning initiatives. During the year, our employees accomplished two million hours of learning with an average of 1.7 hours per month. The annual average number of hours per employee has increased by 33% per employee since FY22, with each employee now spending 20 hours on average per annum on their learning. We invested an average of €301 for both mandatory and non-mandatory training for each employee to build future capabilities. To support customer experience, we have launched customer-centric programmes for all employees including a Company-wide customer experience curriculum. In April 2023, we launched a new performance management system and process to increase alignment and prioritisation of goals, enable greater employee ownership, and create a shared understanding of the impact an employee has on outcomes. Performance assessments consider the impact an employee has had on team, business, and customer outcomes and how the Spirit of Vodafone has been harnessed to deliver those outcomes. Reward will be linked to the individual’s impact and underpinned by minimum performance standards, including completion of our Doing What’s Right training, that reinforce our commitment to building an ethical culture. 2. Build the skills for the future This year, we strategically reviewed the skills that we need to support our business strategy. From April 2023 we started to deliver Skill Accelerators across the organisation for critical skill areas such as agile project management, software engineering, automation, and cyber security. In Italy, more than 300 people have been reskilled from contact centres to other internal functions. Large-scale programmes on digital skills have impacted employees in Italy, reflected by more than one million learning hours delivered. We are also introducing a global software engineering reskilling programme. Successful applicants began training in May 2023. As part of our ambition to hire 7,000 software engineers by 2025, we enhanced our employer brand awareness by launching a global recruiting playbook, investing in talent acquisition campaigns, running events across markets, and redesigning the global careers site. So far, we have hired 5,880 software engineers. This year, we also launched a specific ‘Always-on Software Engineer’ attraction campaign in Egypt, Germany, Spain, Turkey, Romania, Portugal and the UK. As a result, we have had 42.8 million impressions. Moreover, last year we were a platinum sponsor at the React Summit, an annual conference gathering thousands of software engineers from around the world. This had a positive impact as 77% of engineers we interacted with had an improved perception of Vodafone as a technology employer following the event. Our technical career path supports the attraction, retention and development of our technical experts and sits alongside a managerial/ leadership career path. The technical career path is designed to provide more formal ways to recognise and reward career progression for technical experts, giving choice in career direction. 3. Drive an efficient engine with the scale and expertise to deliver on our growth ambitions We simplified the operations of the VLO by leveraging vendor partnerships, and launching global product offerings on agile project management, languages and executive coaching. We removed duplicated activities across markets by continuing to expand our _VOIS shared services team. We also conducted global demand planning for our learning, talent, leadership and skills to align our investments with our strategic objectives. 4. Engage and retain diverse talent, and unlock potential through focused succession and people development We reviewed our talent and succession pools across senior roles. These are ultimately discussed and approved at the annual Executive Committee talent review and are also shared with the Board. Gender diversity of the executive succession pools increased to 50% from 38% in the prior year. This year, we also reviewed our commercial capabilities by reviewing the skills we need for the future, assessing the capability of current and future leaders, and developing learning journeys and targeted development actions. We further embedded these assessment tools and strategies into our overall processes for developing and recruiting senior leaders across the business. We continue to invest in youth hiring (5,731 hires, of which 942 were graduates) whilst providing digital learning experiences to 66,036 young people through local work experience programmes and training initiatives. During the year, we also hired 236 apprentices with local programmes that aim to grow future talent and skills in areas such as cyber security, network engineering and software engineering through work-based learning and qualifications. Read more about workplace equality on pages 33 to 34 Digital and personalised experience Future ready ways of working This year, we reviewed our Future Ready Vodafone global policy on hybrid working, which includes the option to work from another country during the year for a maximum of 20 days. To continue our commitment to hybrid ways of working, we believe a minimum of two days in the office is the right balance to achieve the benefits of in-person collaboration and our leaders are expected to clearly role-model this. We are not mandating a fixed day per week at a function or market level as this compromises the principle of flexibility that hybrid working is built on. Underpinning all our hybrid thinking is our continued commitment to the health, safety, and wellbeing of our teams. Office space The shift to hybrid working has redefined the role of the office and inspired us to create a new global office design primarily for collaboration and connection. We experimented in different countries last year, redesigned the Vodafone Turkey headquarters, and opened a new office in Valencia, and a new Innovation Hub in Malaga. These are great examples of the hybrid workplace improving the employees’ experience and being a magnet to attract talent, collaborate, and innovate. A new initiative called ‘Office in a Box’ was implemented to support employees’ wellbeing while working from home, providing a virtual office setup at home following a self-assessment. We are also improving the digital workplace experience with new booking systems for desks and collaboration spaces, access control, video conferencing, and presentation facilities to enhance the employee experience at the office. Click to read our technology employee articles: careers.vodafone.com/life-at-vodafone/projects-stories 14 Strategic report Vodafone Group Plc Annual Report on Form 20-F 2023 Governance Financials Other information

To standardise and improve the experience of new joiners, we deployed a new digital onboarding tool in November 2022. It has received an effectiveness score of 86% from new joiners and 83% from hiring managers over a baseline of 80%. We continued to invest in our AI chatbot called, ‘TOBi’, to provide personalised instant responses and process administrative tasks. New features have been piloted in Vodacom Group and _VOIS India, with roll-out plans to UK employees in FY24. In FY23, TOBi resolved 53% of queries that would have been actioned by other support channels. We have also implemented a new quality tool to check and correct HR data against pre-set rules to enable richer and more accurate insights on employee experience. The tool has already fixed 98% of errors. We continue to invest in our data strategy by bringing together and visualising both HR and non-HR data through cloud-based data-lake functionality, and this is reflected in pilots in Greece and _VOIS. Workers’ councils and union engagement We respect freedom of association and recognise the rights of employees to join trade unions and engage in collective bargaining in accordance with local law. We continue to maintain strong relationships with workers’ councils and unions through their representatives and we have almost 23,000 people covered by collective bargaining agreements across our global footprint. As an example, unions in Spain are supported through infrastructure and resources which employees have access to through union halls, digital and physical forums, and regular newsletters. This year, we reached agreements with unions in Spain and Italy on items such as pay, hybrid working and training as we continued to shape the future of work. There were no material disruptions to operations as a result of union activity during the financial year or between the end of the financial year and the date of this Annual Report on Form 20-F. Employee forums We have a number of employee forums where elected employee representatives represent the views of their colleagues. During the year, the Board’s Workforce Engagement Lead, Valerie Gooding, attended employee forums to gather employee views, such as the European Employee Consultative Committee. Key discussion topics from the meetings included talent development, future ready ways of working, cost of living support, and business performance. Read more about the Board’s engagement with the employee voice on pages 62, 64 and 85 Pay and benefits As part of the people experience, we continue to ensure pay, benefits, and wellbeing propositions are competitive and fair. Pay is typically reviewed on an annual basis, with increases aligned to an individual’s level of skills and experience, as well as external factors like market competition and inflation. Our total reward approach also encourages collective performance and ‘in-the-moment’ recognition. For example, 21,335 peer-to-peer ‘Thank You’s’ and 65,258 cash Vodafone Star awards were issued through a digital recognition tool during the year. We continue to apply Fair Pay principles across all markets, working with the Fair Wage Network to ensure a good standard of living in each market. In the UK, our commitment to these principles is reflected in being an Accredited Living Wage employer. Read more about our Fair Pay principles on page 100 Click to read more about Fair Pay at Vodafone: vodafone.com/fair-pay Mental health and wellbeing We remain focused on physical and mental wellbeing, with training and services available in each market, including the provision of employee assistance and psychological support services. Market examples from the year include: – Vodafone Egypt became one of the first companies in the Middle East, as well as in our Vodafone markets, to be verified against ISO 45003:2021 for psychological health and safety at work. – In Italy, we organised awareness and training sessions, including mindfulness sessions, a webinar with a team of psychologists during Mental Health Week, and a session on social welfare services. – In the UK we continued our third year of support for the 245 mental health first aiders across the business. We facilitated six bi-monthly learning sessions across a range of topics on mental health. In May 2022, we delivered a two-hour workshop to 400 employees during UK Mental Health Awareness Week and introduced a new service for people to access professional therapy. – In South Africa, we launched an onsite financial coach and counselling clinic in February 2023 and established the Wellbeing Committee on employee wellbeing needs. We also held 10 wellbeing café sessions on a range of topics including mental health, finance, resilience, anxiety, and trauma (2,235 participants). – Finally in Spain, we launched the rercárgate wellbeing programme, engaging more than 1,260 colleagues in wellbeing programmes. Click to read more about mental health and wellbeing: vodafone.com/wellbeing Digital experience This year, we continued to focus on providing a digital and personalised experience to employees, informed by internal insights, and underpinned by our culture. This has included digitalising our core HR processes, ensuring we have the right tools and data to deliver the people strategy. In 2022, we launched ‘Grow with Vodafone’, an integrated talent acquisition, skills and learning platform that enhances the employee experience, whilst giving employees greater ownership of their learning and career development. The tool is split into three main features: – Grow your skills: Enables individuals to create their unique skills profile enabling personalised learning and career recommendations, as well as providing upskilling opportunities. – Grow your learning: Offers personalised learning recommendations to help each employee achieve their career goals, whilst also driving a culture where growing never stops. – Grow your career: Provides role recommendations based on skills and experience to candidates, and offers optimised recruiter and hiring manager experience by prioritising the most suitable applications. This has had the following impact: – Candidate experience: Job recommendations based on an individual’s skills and experience (driven by an AI role-matching engine). This is facilitated by 66% of roles being auto-calibrated. – Gender diversity: For management roles a higher proportion of women shortlisted, supported by efforts to remove unconscious bias during screening. – Recruiter capability: Increased effectiveness of recruiters, as reflected by a reduction in time-to-hire time by 49%, enabled through AI-based sourcing capabilities. 15 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

– Group revenue increased by 0.3% to €45.7 billion driven by growth in Africa and higher equipment sales, offset by lower European service revenue and adverse exchange rate movements. – Group service revenue trend was impacted by a decline in Germany, Italy, and Spain, offset by continued growth in the UK, Other Europe, and Africa. – Service revenue growth in Turkey increased to 47.6%* driven by higher inflation. Group service revenue growth excluding Turkey was 1.0%*. – Operating profit increased from €5.8 billion to €14.3 billion, largely reflecting a gain on disposal of Vantage Towers. – Inflationary cost pressures in Europe were mitigated by our ongoing cost efficiency programme, with a further €0.2 billion of savings in FY23. Financial performance in line with expectations Our financial performance Group financial performance FY231 €m Re-presented2 FY22 €m Reported change % Revenue 45,706 45,580 0.3 – Service revenue 37,969 38,203 (0.6) – Other revenue 7,737 7,377 Operating profit3 14,296 5,813 145.9 Investment income 248 254 Financing costs (1,728) (1,964) Profit before taxation 12,816 4,103 Income tax expense (481) (1,330) Profit for the financial year 12,335 2,773 Attributable to: – Owners of the parent 11,838 2,237 – Non-controlled interests 497 536 Profit for the financial year 12,335 2,773 Basic earnings per share 42.77c 7.71c Notes: 1. The FY23 results reflect average foreign exchange rates of €1:£0.86, €1:INR 83.69, €1:ZAR 17.69, €1:TRY 18.53 and €1: EGP 23.72. 2. The results for the year ended 31 March 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. There is no impact on previously reported revenue. However, operating profit, profit before taxation and profit for the financial year have all increased by €149 million compared to amounts previously reported. Consequently, basic earnings per share increased by 0.51c compared to amounts previously reported. See note 7 ‘Discontinued operations and assets held for sale’ in the consolidated financial statements for more information. 3. Includes a gain on the disposal of Vantage Towers of €8,607 million, a gain on the disposal of Vodafone Ghana of €689 million, slightly offset by a loss on disposal of Vodafone Hungary of €69 million. Organic growth All amounts marked with an ‘*’ in the commentary represent organic growth which presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustments in Turkey and other adjustments to improve the comparability of results between periods. Organic growth figures are non-GAAP measures. Read more about non-GAAP measures on page 219 16 Strategic report Vodafone Group Plc Annual Report on Form 20-F 2023 Governance Financials Other information

Geographic performance summary FY23 Germany €m Italy €m UK €m Spain €m Other Europe €m Vodacom €m Other Markets €m Vantage Towers €m Common Functions €m Eliminations €m Group €m Total revenue 13,113 4,809 6,824 3,907 5,744 6,314 3,834 1,338 1,387 (1,564) 45,706 Service revenue 11,433 4,251 5,358 3,514 5,005 4,849 3,300 – 530 (271) 37,969 Adjusted EBITDAaL1 5,323 1,453 1,350 947 1,632 2,159 1,145 795 Adjusted EBITDAaL margin (%) 1 40.6% 30.2% 19.8% 24.2% 28.4% 34.2% 29.9% 59.4% Service revenue growth % Q1 Q2 H1 Q3 Q4 H2 Total Germany (0.5) (1.1) (0.8) (1.8) (2.8) (2.3) (1.6) Italy (2.2) (3.4) (2.8) (3.3) (2.8) (3.0) (2.9) UK 8.3 6.9 7.6 2.7 (1.6) 0.5 4.0 Spain (2.9) (6.1) (4.5) (8.7) (3.7) (6.3) (5.4) Other Europe 2.1 1.9 2.0 1.4 (5.2) (1.8) 0.1 Vodacom 7.8 9.9 8.9 5.3 (4.1) 0.5 4.6 Other Markets (1.8) (1.7) (1.8) (7.5) (3.0) (5.3) (3.5) Group 1.3 0.8 1.0 (1.3) (3.2) (2.2) (0.6) Organic service revenue growth %*1 Q1 Q2 H1 Q3 Q4 H2 Total Germany (0.5) (1.1) (0.8) (1.8) (2.8) (2.3) (1.6) Italy (2.3) (3.4) (2.8) (3.3) (2.7) (3.0) (2.9) UK 6.5 6.9 6.7 5.3 3.8 4.6 5.6 Spain (3.0) (6.0) (4.5) (8.7) (3.7) (6.2) (5.4) Other Europe 2.5 2.9 2.7 2.1 3.6 2.8 2.8 Vodacom 2.9 4.8 3.9 3.5 2.6 3.1 3.5 Other Markets 24.7 26.7 25.7 34.1 40.0 36.8 30.7 Group 2.5 2.5 2.5 1.8 1.9 1.8 2.2 Note: 1. Organic service revenue growth is a non-GAAP measure. See page 219 for more information. 17 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Germany: 30% of Group service revenue FY23 €m FY22 €m Reported change % Organic change* % Total revenue 13,113 13,128 (0.1) Service revenue 11,433 11,616 (1.6) (1.6) Other revenue 1,680 1,512 Adjusted EBITDAaL 5,323 5,669 (6.1) (6.1) Adjusted EBITDAaL margin 40.6% 43.2% Total revenue decreased by 0.1% to €13.1 billion, driven by lower service revenue partially offset by higher equipment sales. On an organic basis, service revenue declined by 1.6%* (Q3: -1.8%*, Q4: -2.8%*) due to broadband customer losses and a lower mobile ARPU, partially offset by higher roaming revenue and broadband ARPU growth. The slowdown in quarterly trends was primarily driven by small non-recurring benefits in Q4 last year and the impact of a multi-year IoT contract renewal. Fixed service revenue declined by 1.8%* (Q3: -2.0%*, Q4: -2.1%*), driven by a lower broadband customer base, primarily as a result of specific operational challenges related to the implementation of policies to comply with the 2021 Telecommunications Act, which are now resolved. This was partially offset by ARPU growth. In November 2022 we increased prices for new broadband customers, and in March 2023, we started to communicate price increases to some of our existing customers, which will be implemented during H1 FY24. Our cable broadband customer base declined by 119,000 and we lost 87,000 DSL broadband customers during the year. As expected, our commercial performance in Q4 was impacted by the decision to increase retail prices. Our TV customer base declined by 412,000 and our converged customer base decreased by 52,000 to 2.3 million Consumer converged accounts. These declines primarily reflect higher disconnections of broadband bundle customers, as well as fewer cross-selling opportunities. Ahead of changes to German TV laws, which take effect from July 2024 and end the practise of bulk TV contracting in Multi Dwelling Units (‘MDUs’), we are actively working with our Housing Association partners to manage this transition, and sign customers up to individual contracts. In total, we have 8.5 million MDU TV customers, and they generate around €800 million in basic-TV revenue. We have commenced our first trials to re-contract customers. Mobile service revenue declined by 1.2%* (Q3: -1.7%*, Q4: -3.7%*) primarily driven by lower contract ARPU reflecting mobile termination rate cuts and a change in customer mix, as well as lower MVNO revenue, partially offset by higher roaming revenue. The slowdown in quarterly trends was due to small benefits in the prior year which are not expected to re-occur, and the impact of a major IoT automotive contract renewal in Q4 which will enable us to capture additional future revenue opportunities. We added 68,000 contract customers in the year across both Business and Consumer. We also added 8.2 million IoT connections, driven by continued demand from the automotive sector. Adjusted EBITDAaL declined by 6.1%*, of which 0.8 percentage points was due to higher energy costs. Adjusted EBITDAaL growth was also impacted by lower service revenue and settlements in the prior year which are not expected to re-occur. The adjusted EBITDAaL margin was 2.6* percentage points lower year-on-year at 40.6%. On 8 March 2023 we announced the completion of our fibre-to-the-home (‘FTTH’) joint venture with Altice, which will deploy FTTH to up to seven million homes over a six-year period. This partnership is complementary to our upgrade plans for our existing hybrid fibre cable network. Italy: 11% of Group service revenue FY23 €m FY22 €m Reported change % Organic change* % Total revenue 4,809 5,022 (4.2) Service revenue 4,251 4,379 (2.9) (2.9) Other revenue 558 643 Adjusted EBITDAaL 1,453 1,699 (14.5) (14.5) Adjusted EBITDAaL margin 30.2% 33.8% Total revenue declined 4.2% to €4.8 billion due to lower service revenue and equipment sales. Service revenue declined by 2.9%* (Q3: -3.3%*, Q4: -2.7%*), as a result of continued price pressure in the mobile value segment, partly offset by Business demand in fixed line and digital services. Mobile service revenue declined by 5.4%* (Q3: -5.7%*, Q4: -5.4%*). Price competition in the mobile value segment has remained intense, resulting in a lower active prepaid customer base and ARPU. This was partially offset by targeted pricing actions taken during the year. Our second brand ‘ho.’ continued to grow and now has 3.0 million customers. Fixed service revenue increased by 3.3%* (Q3: 2.7%*, Q4: 3.6%*) supported by Business demand for connectivity and digital services, including a take up of the Business voucher programme, an initiative related to the EU Recovery and Resilience Facility that subsidises high-speed broadband connectivity. This was partially offset by a slightly lower customer base in Consumer broadband. Our broadband customer base declined by 55,000 during the year, however this was largely offset by 47,000 fixed-wireless additions which are reported in mobile. Our Consumer converged customer base now stands at 1.4 million, and in total 56% of our broadband customers are converged. Our next generation network (‘NGN’) broadband services are now available to 23.5 million households, including 9.4 million through our own network and our partnership with Open Fiber. In October 2022, we launched 5G fixed-wireless services and now cover 3.4 million households. This complements our 4G fixed-wireless access products, which covers an additional 2.2 million households. Adjusted EBITDAaL declined by 14.5%* including a 5.7 percentage point impact relating to a €105 million legal settlement received in the prior year, and 3.0 percentage points due to higher energy costs. Adjusted EBITDAaL growth was also impacted by lower mobile service revenue, partly offset by our continued focus on cost efficiency. The adjusted EBITDAaL margin was 3.6* percentage points lower year-on-year at 30.2%. Our financial performance (continued) 18 Strategic report Vodafone Group Plc Annual Report on Form 20-F 2023 Governance Financials Other information

UK: 14% of Group service revenue FY23 €m FY22 €m Reported change % Organic change* % Total revenue 6,824 6,589 3.6 Service revenue 5,358 5,154 4.0 5.6 Other revenue 1,466 1,435 Adjusted EBITDAaL 1,350 1,395 (3.2) (1.4) Adjusted EBITDAaL margin 19.8% 21.2% Total revenue increased by 3.6% to €6.8 billion driven by service revenue growth, partly offset by the depreciation of the pound sterling against the euro. On an organic basis, service revenue increased by 5.6%* (Q3: 5.3%*, Q4: 3.8%*). This was driven by continued growth in Consumer and an acceleration in Business. The slowdown in quarterly trends was driven by lower MVNO revenues. Mobile service revenue grew by 8.0%* (Q3: 8.1%*, Q4: 2.8%*), driven by our commercial momentum and annual price increases in Consumer, growth in Business, and higher roaming revenue. The slowdown in quarterly trends reflected the complete migration of the Virgin Media MVNO off our network. We continued to deliver customer base growth, supported by our flexible proposition Vodafone ‘Evo’, adding 230,000 contract customers. Our digital prepaid sub-brand ‘VOXI’ also continued to grow, with 134,000 customers added in FY23. Our digital sales mix improved by 4 percentage points year-on-year to 37% of total sales. Fixed service revenue declined by 0.3%* (Q3: -1.6%*, Q4: 6.3%*) with growth in Consumer offset by a decline in Business. The improvement in quarterly trends was driven by Business, which returned to growth in Q4, supported by several large corporate contract wins and higher project work. Consumer growth was supported by our price actions and demand for our Vodafone ‘Pro Broadband’ and fibre products. Our broadband customer base increased by 173,000 during the year and we now have over 1.2 million broadband customers. Through our partnerships with CityFibre and Openreach we are able to reach over 11 million households with full fibre broadband, more than any other provider in the UK. Adjusted EBITDAaL declined by 1.4%*, of which 5.4 percentage points was due to higher energy costs. Adjusted EBITDAaL excluding energy grew, driven by service revenue growth, partially offset by other inflationary costs, a lower Virgin MVNO contribution and new annual licence fees. The adjusted EBITDAaL margin declined 1.3* percentage points year-on-year at 19.8%. On 14 June 2023, the Group and CK Hutchison Group Telecom Holdings Limited, a subsidiary of CK Hutchison Holdings Limited entered into binding agreements to combine their UK telecommunication businesses, respectively Vodafone UK and Three UK. See note 33 ‘Subsequent events’ in the consolidated financial statements for more information. Spain: 9% of Group service revenue FY23 €m FY22 €m Reported change % Organic change* % Total revenue 3,907 4,180 (6.5) Service revenue 3,514 3,714 (5.4) (5.4) Other revenue 393 466 Adjusted EBITDAaL 947 957 (1.0) (1.1) Adjusted EBITDAaL margin 24.2% 22.9% Total revenue declined by 6.5% to €3.9 billion due to lower service revenue and equipment sales. On an organic basis, service revenue declined by 5.4%* (Q3: -8.7%*, Q4: -3.7%*) driven by continued price competition in the value segment and a lower customer base. The improvement in quarterly trends was driven by inflation-linked price increases, which took effect at the end of January 2023, and increased Business demand for digital services. In mobile, our contract customer base declined by 159,000 reflecting disconnections of 123,000 relating to temporary business SIMs provided to schools and higher education providers during the pandemic, as well as ongoing price competition in both the Consumer and SoHo segments. Our Q4 commercial performance was impacted by our price increases. Consumer contract churn improved by 2.7 percentage points during the year, supported by our simplified and more transparent range of tariff plans. Our second brand ‘Lowi’ continued to grow, adding 200,000 customers. Our broadband customer base declined by 121,000 and our TV customer base decreased by 56,000 due to price competition and the ongoing shutdown of DSL. Our converged customer base remained broadly stable at 2.2 million. Adjusted EBITDAaL declined by 1.1%*, which included 6.7 percentage points of tax benefits which are not expected to re-occur and a 1.5 percentage point impact from higher energy costs. Excluding these impacts, adjusted EBITDAaL declined due to lower service revenue, partly offset by our ongoing cost efficiency programme. On 12 January 2023, we announced that Spain will become part of the ‘Europe Cluster’, managed by Serpil Timuray, CEO Europe Cluster. In March 2023, we announced that Mário Vaz, previously CEO of Vodafone Portugal, had been appointed as new CEO of Spain, effective from 1 April 2023. 19 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Vodacom: 13% of Group service revenue FY23 €m FY22 €m Reported change % Organic change* % Total revenue 6,314 5,993 5.4 Service revenue 4,849 4,635 4.6 3.5 Other revenue 1,465 1,358 Adjusted EBITDAaL 2,159 2,125 1.6 1.4 Adjusted EBITDAaL margin 34.2% 35.5% Total revenue increased by 5.4% to €6.3 billion driven by service revenue growth and higher equipment sales. On an organic basis, Vodacom’s service revenue grew by 3.5%* (Q3: 3.5%*, Q4: 2.6%*) with growth in both South Africa and Vodacom’s international markets. The slowdown in quarterly trends was driven by a tough prior year comparative in Vodacom Business within South Africa. In South Africa, service revenue growth was supported by contract price increases and prepaid ARPU growth, partially offset by repricing pressure from a government mobile contract renewal. We added 192,000 mobile contract customers in the year, and now have a contract base of 6.7 million. Across our active customer base, 74.9% of our mobile customers now use data services, an increase of 2.0 million year-on-year. Financial Services revenue grew by 10.6%* to €167 million, supported by demand for insurance services. Our VodaPay ‘super-app’ has continued to gain traction with 3.3 million registered users. In Vodacom’s international markets, service revenue growth was supported by growth in data, a higher customer base and M-Pesa growth. This was despite disruptions caused by heavy flooding in both Mozambique and the DRC during the year. M-Pesa revenue grew by 15.5% and now represents 25.0% of service revenue. Our mobile customer base now stands at 50.2 million with 63.5% of active customers using data services. Vodacom’s adjusted EBITDAaL increased by 1.4%*, including a 1.7 percentage point impact from higher energy costs. Excluding this, adjusted EBITDAaL was supported by service revenue growth and accelerated cost initiatives, partially offset by an increase in technology operating expenses as we continued to improve the resilience and capacity of our network. The adjusted EBITDAaL margin decreased by 1.2* percentage points to 34.2%. On 13 December 2022, Vodafone completed the transfer of its 55% shareholding in Vodafone Egypt to Vodacom. This transfer simplifies the management of our African assets. Vodafone received cash proceeds of €577 million and 242 million shares in Vodacom in exchange for Vodafone’s shareholding in Vodafone Egypt. Following completion, Vodafone’s shareholding in Vodacom has increased from 60.5% to 65.1%. Vodafone Egypt will be included within the Vodacom reporting segment from 1 April 2023. Other Europe: 13% of Group service revenue FY23 €m FY22 €m Reported change % Organic change* % Total revenue 5,744 5,653 1.6 Service revenue 5,005 5,001 0.1 2.8 Other revenue 739 652 Adjusted EBITDAaL 1,632 1,606 1.6 4.7 Adjusted EBITDAaL margin 28.4% 28.4% Total revenue increased by 1.6% to €5.7 billion driven by service revenue and equipment sales growth. On an organic basis, service revenue increased by 2.8%* (Q3: 2.1%*, Q4: 3.6%*), with growth in all markets other than Romania, which was impacted by a mobile termination rate reduction. The improvement in quarterly trends was driven by inflation-linked price increases in several markets, as well as Business growth in Greece. In Portugal, service revenue grew due to our commercial momentum, with 183,000 mobile contract customers and 48,000 fixed broadband customer additions during the year. In September 2022, we announced that we had entered into an agreement to buy Portugal’s fourth largest converged operator, Nowo Communications, from Llorca JVCO Limited, the owner of Masmovil Ibercom S.A. The transaction is conditional on regulatory approval, with completion expected in the second half of the 2023 calendar year. In Ireland, service revenue increased driven by customer base growth, higher roaming revenue, and contractual price increases. Our mobile contract customer base increased by 64,000 and our broadband customer base grew by 14,000. In October 2022, we announced that we had agreed a fixed wholesale network access agreement with Virgin Media Ireland. Vodafone is already the largest fibre-to-the home provider in Ireland, covering over 1 million households. Service revenue in Greece grew, reflecting higher roaming revenue, growth in Business fixed supported by several public sector contract wins relating to the EU Recovery Fund, and higher wholesale revenue. During the year we added 138,000 mobile contract customers, and our broadband customer base declined by 26,000. Adjusted EBITDAaL increased by 4.7%*, including a 3.4 percentage point impact from higher energy costs. Excluding this, adjusted EBITDAaL grew driven by service revenue growth, ongoing cost efficiencies and a provision in Greece which is not expected to re-occur. The adjusted EBITDAaL margin remained stable year-on-year at 28.4%. On 31 January 2023, we announced that we had completed the sale of Vodafone Hungary to 4iG Public Limited Company and Corvinus Zrt for a cash consideration of HUF 660 billion (€1.6 billion), representing a multiple of 8.4x Adjusted EBITDAaL for the year ended 31 March 2022. Our financial performance (continued) 20 Strategic report Vodafone Group Plc Annual Report on Form 20-F 2023 Governance Financials Other information

Other Markets: 9% of Group service revenue FY23 €m FY22 €m Reported change % Organic change* % Total revenue 3,834 3,830 0.1 Service revenue 3,300 3,420 (3.5) 30.7 Other revenue 534 410 Adjusted EBITDAaL 1,145 1,335 (14.2) 22.2 Adjusted EBITDAaL margin 29.9% 34.9% Total revenue remained broadly unchanged at €3.8 billion, with service revenue growth offset by significant currency devaluations in both Turkey and Egypt. On an organic basis, service revenue grew by 30.7%* (Q3: 34.1%*, Q4: 40.0%) reflecting a higher contribution from Turkey, impacted by accelerating inflation, as well as customer base and ARPU growth. Service revenue growth in Turkey was driven by continued customer base growth and ongoing repricing actions to reflect the high inflationary environment. We maintained our commercial momentum, adding 1.6 million mobile contract customers during the year, including migrations of prepaid customers. Customer loyalty rates continued to improve, with mobile contract churn down by 1.5 percentage points year-on-year to 13.9%. Our Q4 performance was impacted by the earthquakes in Turkey. Service revenue in Egypt continued to grow, reflecting customer base growth and increased data usage. During the year, we added 153,000 contract customers and 2.5 million prepaid mobile customers. Adjusted EBITDAaL increased by 22.2%* despite significant inflationary pressure on our cost base. The adjusted EBITDAaL margin decreased by 3.8* percentage points year-on-year to 29.9%. On 21 February 2023, Vodafone completed the sale of our 70% shareholding in Vodafone Ghana (‘GTCL’) to Telecel Group, further simplifying our African portfolio. Hyperinflationary accounting in Turkey Turkey was designated as a hyperinflationary economy on 1 April 2022 in line with IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. See note 1 ‘Basis of preparation’ in the condensed consolidated financial statements for further information. During the year service revenue in Turkey increased by 47.6*% and adjusted EBITDAaL grew by 49.8%* due to ongoing repricing actions to reflect increasing inflation. Organic growth metrics exclude the impact of the hyperinflation adjustment in the period in Turkey. Group service revenue growth excluding Turkey was 1.0%* (Q3: 0.5%*, Q4: 0.5%*). Vantage Towers FY23 €m FY22 €m Reported change % Organic change* % Total revenue 1,338 1,252 6.9 Service revenue – – – – Other revenue 1,338 1,252 Adjusted EBITDAaL 795 619 28.4 7.9 Adjusted EBITDAaL margin 59.4% 49.4% Total revenue increased 6.9% to €1.3 billion in FY23, driven by 1,750 new tenancies and new macro sites. As a result, the tenancy ratio increased to 1.46x. Adjusted EBITDAaL increased 7.9%* to €795 million, driven by revenue growth, partly offset by increased costs relating to the ramp up of the build to suit programme and 1&1 rollout. On 23 March 2023, we announced the completion of our co-control partnership for Vantage Towers with a consortium of long-term infrastructure investors led by Global Infrastructure Partners and KKR. Reflecting the final take-up in the connected voluntary takeover offer and delisting offer, the co-control partnership, Oak Holdings GmbH., will own 89.3% of Vantage Towers. Vodafone has received initial net cash proceeds of €4.9 billion and now hold a 64% shareholding in Oak Holdings. The Consortium has the option to increase its ownership of Oak Holdings up to a maximum of 50% by 30 June 2023, subject to the outcome of its fundraising process. Click to find further information on Vantage Towers: vantagetowers.com Associates and joint ventures FY23 €m Re-presented1 FY22 €m VodafoneZiggo Group Holding B.V. 137 (19) Safaricom Limited 195 217 Indus Towers Limited 50 178 Other 51 13 Share of results of equity accounted associates and joint ventures 433 389 Note: 1. The results for the year ended 31 March 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. The share of results from Indus Towers Limited has increased by €178 million compared to €nil as previously reported. See note 7 ‘Discontinued operations and assets held for sale’ in the consolidated financial statements for more information. VodafoneZiggo Joint Venture (Netherlands) The results of VodafoneZiggo, in which we own a 50% stake, are reported here under US GAAP, which is broadly consistent with our IFRS basis of reporting. Total revenue remained stable at €4.1 billion, as mobile contract customer base growth, higher roaming revenue and contractual price increases were offset by a decline in the fixed Consumer customer base. During the period, VodafoneZiggo added 181,000 mobile contract customers, supported by its net promoter score. VodafoneZiggo’s broadband customer base declined by 13,000 customers to 3.3 million due to ongoing price competition. The number of converged households increased by 21,000, with 46% of broadband customers now converged. VodafoneZiggo now offers nationwide 1 gigabit speeds across its fixed network. In FY23, we received €165 million in dividends from the joint venture, as well as €51 million in interest payments. Safaricom Associate (Kenya) Safaricom service revenue grew to €2.3 billion due to a higher customer base and continued data revenue and M-Pesa growth. In FY23, we received €249 million in dividends from Safaricom. Indus Towers Limited Associate (India) Following the sale of shares in Indus Towers Limited (‘Indus Towers’) in February and March 2022, the Group holds 567.2 million shares in Indus Towers, equivalent to a 21.0% shareholding. Vodafone Idea Limited Joint Venture (India) See note 29 ‘Contingent liabilities and legal proceedings’ in the consolidated financial statements for more information. 21 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

TPG Telecom Limited Joint Venture (Australia) We own an economic interest of 25.05% in TPG Telecom Limited, a fully integrated telecommunications operator in Australia. Hutchison Telecommunications (Australia) Limited owns an equivalent economic interest of 25.05%, with the remaining 49.9% listed as free float on the Australian stock exchange. We also hold a 50% share of a US$3.5 billion loan facility held within the structure that holds the Group’s equity stake in TPG Telecom. Net financing costs FY23 €m FY22 €m Reported change % Investment income 248 254 Financing costs (1,728) (1,964) Net financing costs (1,480) (1,710) (13.5) Adjustments for: Mark-to-market gains (534) (256) Foreign exchange losses 135 284 Adjusted net financing costs1 (1,879) (1,682) 11.7 Note: 1. Adjusted net financing costs is a non-GAAP measure. Adjusted net financing costs exclude mark-to-market and foreign exchange gains/losses. Net financing costs decreased by €230 million, primarily due to mark-to-market gains recycled from reserves on derivatives that were previously in cash flow hedge relationships and mark-to-market gains on embedded derivatives. Adjusted net financing costs increased by €197 million primarily due to interest movements on lease liabilities and tax provisions and other individually immaterial movements. Excluding items outside of borrowings, net financing costs remained broadly stable. Taxation FY23 % FY22 % Change pps Effective tax rate 3.8% 33.6% (29.8) The Group’s effective tax rate for the year ended 31 March 2023 was 3.8%, (2022: 33.6%). The rate is lower than the prior year’s due to gains on the disposals of Vantage Towers and Vodafone Ghana. These gains are largely exempt from tax, except for a €88 million charge relating to the disposal of Vantage Towers. The effective tax rate also includes a tax credit of €309m relating to the impacts of hyperinflation accounting in Turkey and a €33 million tax charge (2022: €327 million) relating to the use of losses in Luxembourg, which is lower than the prior period because of an internal restructuring which resulted in a loss in Luxembourg. As a result of the restructuring, the amount of losses in Luxembourg are no longer subject to changes in the value of investments. The year ended 31 March 2022 includes the following items: i) a charge of €1,468 million for the utilisation of losses against our profits in Luxembourg. This arose from an increase in the valuation of investments based upon local GAAP financial statements and tax returns; ii) a credit of €699 million relating to the recognition of a deferred tax asset in Luxembourg because of higher interest rates increasing our forecasts of future profits; iii) an increase in our deferred tax assets in the UK of €593 million following the increase in the corporate tax rate to 25% and; iv) €273 million following the revaluation of assets for tax purposes in Italy. Earnings per share FY23 eurocents Re-presented1 FY22 eurocents Reported change eurocents Basic earnings per share 42.77c 7.71c 35.06c Notes: 1. The results for the year ended 31 March 2022 have been re-presented to reflect that Indus Towers Limited is no longer reported as held for sale. Consequently, basic earnings per share increased by 0.51c, from 7.20c as previously reported, to 7.71c. See note 7 ’Discontinued operations and assets held for sale’ in the consolidated financial statements for more information. Basic earnings per share was 42.77 eurocents, compared to 7.71 eurocents for FY22. The increase is primarily attributable to the gains on disposal of Vantage Towers A.G. and Vodafone Ghana, partially offset by the loss on disposal of Vodafone Hungary. Consolidated statement of financial position The consolidated statement of financial position is set out on page 124. Details of the major movements of both our assets and liabilities in the year are set out below. Assets Goodwill decreased by €4.3 billion between 31 March 2022 and 31 March 2023 to €27.6 billion. This was primarily attributable to a decrease of €3.9 billion from the disposal of subsidiaries in the year (see note 27 ‘Acquisitions and disposals’ in the consolidated financial statements) and a net decrease of €0.4 billion from foreign exchange movements. Other intangible assets, which primarily comprises licence and spectrum, computer software and customer bases, decreased by €1.8 billion between 31 March 2022 and 31 March 2023 to €19.6 billion. This reflected an amortisation charge of €4.0 billion, a reduction from the disposal of subsidiaries of €0.8 billion and a net decrease from exchange movements of €0.6 billion, partly offset by additions of €3.3 billion in the year and an increase of €0.5 billion following the adoption of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ (see note 1 ‘Basis of preparation’ in the consolidated financial statements’). Property, plant and equipment decreased by €2.8 billion between 31 March 2022 and 31 March 2023 to €38.0 billion. This primarily reflected additions in the year of €5.9 billion and an increase of €0.7 billion following the adoption of IAS 29 (see above), which was offset by a depreciation charge of €5.6 billion, a reduction of €2.7 billion arising from the disposal of subsidiaries in the year and a net decrease of €1.0 billion from foreign exchange movements. Right-of-use assets arising from the Group’s lease arrangements remain broadly consistent with the prior year with the recognition of lease arrangements on the de-consolidation of Vantage Towers A.G. offsetting disposals. Other non-current assets increased by €7.2 billion between 31 March 2022 and 31 March 2023 to €39.7 billion, primarily due to a €5.8 billion increase in investments in associates and joint ventures which now includes Oak Holdings 1 GmbH, the new co-control partnership of Vodafone, GIP and KKR (see note 12 ‘Investments in associates and joint arrangements’ in the consolidated financial statements). In addition, trade and other receivables increased by €1.5 billion primarily due to an increase in the carrying value of derivative financial instruments. Current assets increased by €3.1 billion between 31 March 2022 and 31 March 2023 to €30.7 billion, primarily due to an increase of €4.2 billion in cash and cash equivalents, partially offset by a €0.9 billion decrease in other investments. Our financial performance (continued) 22 Strategic report Vodafone Group Plc Annual Report on Form 20-F 2023 Governance Financials Other information

Total equity and liabilities Total equity increased by €7.4 billion between 31 March 2022 and 31 March 2023 to €64.5 billion, primarily due to comprehensive income for the year of €11.6 billion and an opening adjustment of €0.6 billion for the adoption of IAS 29. This was partially offset by a decrease of €1.4 billion arising from transactions with non-controlling interests in subsidiaries, dividends paid to the Group’s shareholders of €2.9 billion and the purchase of treasury shares of €0.6 billion. Non-current liabilities decreased by €6.9 billion between 31 March 2022 and 31 March 2023 to €56.5 billion, primarily due to a €6.5 billion decrease in borrowings and a €0.3 billion decrease in trade and other payables. Current liabilities increased by €1.0 billion between 31 March 2022 and 31 March 2023 to €34.6 billion, primarily due to a €2.8 billion increase in borrowings, offset by a €1.4 billion decrease in trade and other payables as a result of settling the share buyback obligation from the prior year. Inflation The impact of inflation on the Group’s operations during the year is outlined on pages 18 to 21. Furthermore, Turkey has met the requirements to be designated as a hyperinflationary economy on 1 April 2022 in line with IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. See note 1 ‘Basis of preparation’ in the consolidated financial statements for more information. Cash flow and funding Analysis of cash flow FY23 €m FY22 €m Reported change % Inflow from operating activities 18,054 18,081 (0.1) Outflow from investing activities (379) (6,868) 94.5 Outflow from financing activities (13,430) (9,706) (38.4) Net cash inflow 4,245 1,507 181.7 Cash and cash equivalents at beginning of the financial year 7,371 5,790 Exchange gain on cash and cash equivalents 12 74 Cash and cash equivalents at end of the financial year 11,628 7,371 Cash inflow from operating activities decreased to €18,054 million, as favourable working capital movements were offset by lower operating profit, excluding a net gain resulting from the sale of Vantage Towers, Vodafone Ghana and Vodafone Hungary, and higher taxation payments. Outflow from investing activities decreased to €379 million, primarily in relation to proceeds resulting from the disposals of Vantage Towers and Vodafone Hungary, which outweighed a lower net inflow in respect of short-term investments. Short-term investments include highly liquid government and government-backed securities and managed investment funds that are in highly rated and liquid money market investments with liquidity of up to 90 days. Outflow from investing activities includes the purchase of property, plant and equipment. See the consolidated cash flow statement on page 126 for more information for the year ended 31 March 2023 and the comparative period. The Group continues to invest to further expand 5G roll-out coverage and capacity. Outflows from financing activities increased by 38.4% to €13,430 million, as higher outflows arising from the repayment of borrowings, including the repayment of debt in relation to licenses and spectrum, notably in Italy, outweighed higher proceeds from the issue of long-term borrowings. Borrowings and cash position FY23 €m FY22 €m Reported change % Non-current borrowings (51,669) (58,131) Current borrowings (14,721) (11,961) Borrowings (66,390) (70,092) Cash and cash equivalents 11,705 7,496 Borrowings less cash and cash equivalents (54,685) (62,596) 12.6 Borrowings principally includes bonds of €44,116 million (FY22: €48,031 million), lease liabilities of €13,364 million (FY22: €12,539 million) and cash collateral liabilities €4,886 million (FY22: €2,914 million). The decrease in borrowings of €3,702 million was principally driven by repayments of bonds of €5,742 million, payment of Italy licenses and spectrum liabilities of €1,739 million and a decrease of €2,188 million resulting from the disposal of our controlling interest in Vantage Towers, partially offset by bonds issued of €3,577 million, an increase in collateral liabilities of €1,972 million and lease liabilities of €825 million. Liquidity is reviewed daily on at least a 12 month rolling basis. The Group maintains substantial cash and cash equivalents which at 31 March 2023 amounted to cash of €11.7 billion (FY22: €7.5 billion). Additionally, the Group maintains undrawn revolving credit facilities of €7.7 billion euro equivalent. The Group manages liquidity risk on non-current borrowings by maintaining a varied maturity profile. See note 21 ‘Borrowings’ and note 22 ‘Capital and financial risk management’ in the consolidated financial statements for more information on the funding position of the Group and note 28 ‘Commitments’ for disclosure of the minimum amounts the Group was committed to pay at 31 March 2023 and for the comparative period. 23 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Prior year operating results Our operating performance for the last financial year ended 31 March 2022 compared to the financial year ended 31 March 2021 can be found on pages 24 to 33 of our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on 16 June 2022. Acquisitions and disposals See note 27 ‘Acquisitions and disposals’ in the consolidated financial statements for details of acquisition and disposal transactions for the years ended 31 March 2023 and 31 March 2022. In the year ended 31 March 2021, the aggregate cash consideration in respect of purchases of subsidiaries, net of cash acquired, was €136 million. The aggregate cash consideration in respect of the disposal of subsidiaries, net of cash disposed, was €157 million. Other transactions with non-controlling shareholders in subsidiaries during the year ended 31 March 2021 primarily comprised the following: Vantage Towers IPO The Group completed an initial public offering of Vantage Towers AG, with the first day of trading on the Regulated Market of the Frankfurt Stock Exchange being 18 March 2021. The offer consisted solely of a secondary sell-down of existing shares held by Vodafone GmbH. Cash consideration of €2,000 million was received in the year ended 31 March 2021. A further €217 million was received in April 2021, following completion of the market stabilisation period described in the Vantage Towers prospectus. Vodafone Towers Greece On 25 March 2021, the Group exercised its option to purchase the remaining 38% of Vantage Towers Greece for cash consideration of €288 million. Section 219 SEC filings of interest Vodafone Group Plc (‘Vodafone’) does not have any subsidiaries, other equity investments, assets, facilities or employees located in Iran, and Vodafone has made no capital investment in Iran. To the best of its knowledge, no U.S. persons, including any U.S. affiliates of Vodafone, are involved in the activities described below. Except as specified below, to the best of Vodafone’s knowledge, neither Vodafone, its subsidiaries, nor its affiliates have engaged in any conduct needing to be disclosed under Section 13(r) of the Securities Exchange Act of 1934. Vodafone has wholesale roaming and interconnect arrangements (including voice and data) with mobile and fixed line operators in Iran. Vodafone has, or has had, relationships with telecommunications operators in Iran in connection with such roaming and interconnect arrangements, some of which it believes are or may be government-controlled entities. Approximate gross revenue and costs attributable to the roaming and interconnect arrangements were €996,520 and €1,307,480, respectively, for the financial year ended 31 March 2023. During the financial year ended 31 March 2023, Vodafone provided telecommunications services to four Iranian national embassies and two consular officials located globally and three Iranian majority-government-owned or controlled entities in Germany. The approximate gross revenue attributable to these relationships during the financial year was €14,830. During the financial year ended 31 March 2023, Vodafone Global Network Limited (VGN) continued to be a member of a consortium made up of the Telecommunication Infrastructure Company of Iran (‘TIC’) (an entity controlled by the government of Iran), Rostelecom and Omantel, that has built a high-speed cable network from a landing point in Oman to Germany. Each member of the consortium is responsible for funding, building and maintaining its section of the cable, with VGN owning and being responsible for the segment from the Ukrainian border with Russia to Frankfurt, Germany. No consortium transactions or purchase of capacity took place during the financial year ended 31 March 2023 for which Vodafone was due any revenues. Netting arrangements are in place for the settlement of any such transactions which arise. Vodafone, through one of its subsidiaries, also makes insignificant payments to Iran in order to register and renew certain domain names and certain trademarks, and to protect its brand globally. Payments are made by the Dr Laghaee Law Firm in Tehran to The Domain Registry at the Institute for Studies in Theoretical Physics Mathematics organisation, which is the domain name registry and therefore the ultimate beneficiary. The costs of the registration and renewal of the domain names for the financial year ended 31 March 2023, including the professional fees associated therewith, were approximately €4,461 paid via the law firm Al Tamimi & Company. Vodafone continues to maintain Iranian trademarks in Iran. No fees were due to the Iranian trademarks office during the financial year ended 31 March 2023. Our financial performance (continued) 24 Strategic report Vodafone Group Plc Annual Report on Form 20-F 2023 Governance Financials Other information

Share buybacks In March 2022, Vodafone started the first of two irrevocable and non-discretionary share buyback programmes, announced on 9 March 2022 and 16 November 2022 (the ‘programmes’), The sole purpose of the programmes was to reduce the issued share capital of Vodafone to offset the increase in the issued share capital as a result of the maturing of the second tranche of the mandatory convertible bond (‘MCB’) in March 2022. In order to satisfy the second tranche of the MCB, a total of 1,518.6 million shares were reissued from treasury shares in March 2022 at a conversion price of £1.326. This reflected the conversion price at issue (£1.3505) adjusted for the pound sterling equivalent of aggregate dividends paid in August 2019, February 2020, August 2020, February 2021, August 2021 and February 2022. The programmes completed on 15 March 2023. Details of the shares purchased under the programmes, including those purchased under irrevocable instructions, are shown below. Date of share purchase Number of shares purchased1 000s Average price paid per share inclusive of transaction costs Pence Total number of shares purchased under publicly announced share buyback programmes2 000s Maximum number of shares that may yet be purchased under the programmes3,4 000s March 2022 (from 17 March) 66,820 126.91 66,820 953,699 April 2022 115,416 128.71 182,236 838,283 May 2022 127,565 123.84 309,801 710,718 June 2022 121,490 127.04 431,291 589,228 July 2022 127,565 127.99 558,856 461,663 August 2022 133,639 120.66 692,495 328,024 September 2022 127,565 109.16 820,060 200,459 October 2022 127,565 101.08 947,625 72,894 November 2022 133,639 99.57 1,081,264 437,366 December 2022 121,461 87.00 1,202,725 315,905 January 2023 127,594 91.23 1,330,319 188,311 February 2023 121,487 97.49 1,451,806 66,824 March 2023 (to 15 March) 66,824 99.13 1,518,630 – Total5 1,518,630 110.51 1,518,630 – Notes: 1. The nominal value of shares purchased is 2021/22 US cents each. 2. No shares were purchased outside the publicly announced share buyback programmes. 3. In accordance with shareholder authority granted at the 2021 and 2022 Annual General Meetings. 4. The total shares repurchased under each programme were 1,014,444,506 shares completed on 15 November 2022 and 504,185,187 shares completed on 15 March 2023. 5. The total number of shares purchased represented 5.6% of our issued share capital, excluding treasury shares, at 15 June 2023. This year’s report contains the Strategic Report on pages 1 to 59, which includes an analysis of our performance and position, a review of the business during the year, and outlines the principal risks and uncertainties we face. The Strategic Report was approved by the Board and signed on its behalf by the Group Chief Executive and Chief Financial Officer. /s/ Margherita Della Valle Margherita Della Valle Group Chief Executive and Chief Financial Officer 21 June 2023 Dividends The Board is recommending total dividends per share of 9.0 eurocents for the year. This includes a final dividend of 4.5 eurocents which compares to 4.5 eurocents in the prior year. 25 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Our purpose pillars Below we have set out the main elements through which our approach to ESG is delivered. Our strategy helps to deliver our targets across three purpose pillars: Digital Society, Inclusion for All, and Planet, and ensures Vodafone acts responsibly and ethically, wherever we operate. Our social contract represents the partnership we wish to develop with governments, policy makers and civil society. We are also committed to supporting the delivery of the UN Sustainable Development Goals (‘SDGs’). Essential to our approach is transparency and measurement Social contract: Activation and acceleration of our purpose initiatives Read more on pages 29 to 30 Read more on pages 40 to 43 Read more on pages 47 to 49 Read more on pages 30 to 34 Inclusion for All Ensuring everyone has access to the benefits of a digital society. Access for all Finding new ways to roll out our network to rural locations in our markets. Propositions for equality Providing relevant products and services to address societal challenges such as gender equality and financial inclusion. Workplace equality Developing a diverse and inclusive global workforce that reflects the customers and societies we serve. Planet Reducing our environmental impact and helping society decarbonise. Climate change Working to reduce our environmental impact to reach net zero emissions across our full value chain by 2040. Carbon enablement Helping our customers reduce their own carbon emissions by 350 million tonnes by 2030. E-waste Driving action to reduce device waste and progressing against our target to reuse, resell or recycle 100% of our network waste. Digital Society Connecting people and things and digitalising critical sectors. Digitalising business Providing products and services to support business, particularly SMEs. Digitalising agriculture Supporting the digitalisation of agriculture with specific products and services. Digitalising healthcare Using our products, services and technology to support the digitalisation of healthcare. Read more on pages 35 to 38 Protecting data Customers trust us with their data and maintaining this trust is critical. Data privacy We respect the privacy preferences of our customers and help improve society through the responsible use of data. Cyber security As a provider of critical national infrastructure and connectivity that is relied upon by millions of customers, we prioritise cyber and information security across everything that we do. Protecting people Health and safety Creating a safe working environment for everyone working for and on behalf of Vodafone. Mobiles, masts and health Operating our networks within national regulations. Human rights Contributing to the protection and promotion of human rights and freedoms. Responsible supply chain Managing relationships with our direct suppliers, and evaluating their commitments to diversity, inclusion and the environment. Business integrity We are committed to ensuring that our business operates ethically, lawfully and with integrity wherever we operate. Tax and economic contribution As a major investor, taxpayer and employer, we make a significant contribution to the economies of the countries in which we operate. Anti-bribery, corruption and fraud We have a policy of zero tolerance towards bribery, corruption and fraud. Our policy provides guidance on what constitutes a bribe and prohibits giving or receiving any excessive or improper gifts and hospitality. Click or scan to learn more about how we help improve digital inclusion: investors.vodafone.com/videos Click or scan to learn more about our approach to cyber security: investors.vodafone.com/videos Click or scan to learn more about our net zero goal: investors.vodafone.com/videos Click or scan to learn more about our human rights approach: investors.vodafone.com/videos Click or scan to learn more about our approach to data privacy: investors.vodafone.com/videos Click or scan to learn more about our approach to tax: investors.vodafone.com/videos Our approach is underpinned by responsible business practices Read more on pages 44 to 47 Our approach to ESG We connect for a better future Purpose, sustainability and responsible business Our approach to ESG (Environmental, Social and Governance topics) is an integral part of our purpose and strategy to enable an inclusive and sustainable digital society. 26 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

ESG governance structure The Executive Committee has overall accountability to the Board for our sustainable business strategy and regularly reviews progress. Submissions to the ESG Committee are reviewed by the Purpose and Reputation Steering Committee that manages reputation risks and polices. We continue to include ESG measures in the long-term incentive plan for our senior leaders and each purpose pillar has an executive-level sponsor. Read more about remuneration on pages 85 to 106 The ESG Committee supports the Board in providing oversight of our ESG programme, sustainability and responsible business practices, as well as our contribution to the societies we operate in under our social contract. 60.7m million customers connected to our financial inclusion services We aim to connect 75 million customers to mobile money and financial inclusion services by 31 March 2026. 5.2m V-Hub unique visitors We aim to support seven million visitors to digitalise using V-Hub by 2025. 34% women in management and senior leadership roles We aim to have 40% women in management roles by 2030. 5.0m registered farmers on our agricultural platforms We are supporting small and large commercial farms to digitalise. 100% renewable electricity in European markets Target achieved from July 2021, four years ahead of our original 2025 target. 52% reduction in Scope 1 and 2 emissions since 2020 By 2030 we aim to achieve net zero emissions from our operations (Scope 1 and 2) and halve our Scope 3 emissions. Materiality We conducted a materiality assessment in 2021 to identify the material and emerging ESG issues relevant to our business, our stakeholders and the societies in which we operate. In FY23, we consider our material issues to be unchanged from the 2021 materiality assessment. Our Task Force on Climate-related Disclosures (‘TCFD’) report outlines an updated list of climate-related risks (reflecting the potential impact of society and environment on Vodafone). Click to read our materiality matrix: vodafone.com/sustainable-business Reporting frameworks Vodafone reports against a number of reporting frameworks to help stakeholders understand our sustainable business performance. Our Global Reporting Initiative (‘GRI’) 2023 disclosure is included in our 2023 ESG Addendum. Click to download our ESG Addendum: investors.vodafone.com/esgaddendum Disclosures prepared in accordance with the Task Force on Climate-related Disclosures (‘TCFD’) framework. Click to read our TCFD report: investors.vodafone.com/tcfd Disclosures prepared in accordance with the Sustainability Accounting Standards Board’s (‘SASB’) Standards. Click to read our SASB disclosures: investors.vodafone.com/sasb Vodafone supports the Ten Principles of the United Nations Global Compact (‘UNGC’). Click to read our 2023 UNGC Communication on Progress: unglobalcompact.org Vodafone participates in the CDP’s annual climate change questionnaire. Click to read our CDP response: vodafone.com/sustainability-reports GRI TCFD SASB UNGC CDP Read more on pages 35 to 36 Read more on page 32 Read more on page 33 Read more on page 29 Read more on page 29 Read more on pages 35 to 36 Our targets and achievements Over the last year we have made progress against many of our key purpose targets. Our Board-level ESG Committee provides oversight of our ESG programme and each of the purpose pillars has an executive-level sponsor. Read more about the Board’s oversight of material ESG topics on page 83 to 84 Read more about the governance underpinning our responsible business practices on pages 40 to 49 ESG Committee Executive Committee Board Digital Society Executive-level sponsor: Vinod Kumar 1 Inclusion for All Executive-level sponsor: Serpil Timuray Planet Executive-level sponsor: Joakim Reiter Purpose and Reputation Steering Committee Audit and Risk Committee 1. Vinod Kumar, CEO of Vodafone Business, will retire from Vodafone effective 31 December 2023. 27 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Our purpose Purpose Our purpose is to connect for a better future by using technology to improve lives and enable inclusive and sustainable digital societies. We achieve this by focusing on three pillars: Digital Society, Inclusion for All and Planet, which serve as the framework for everything we do at Vodafone. Our purpose is underpinned by our responsible business practices: protecting data, protecting people, and business integrity. Our three purpose pillars are focused on integrating environmental and social considerations into our business strategy and priorities. Our ESG Committee embeds this approach as a formal committee of the Board. This strives to provide strategic support for our ESG ambitions and ensures effective oversight of our ESG strategy. Read more on our ESG Committee on pages 83 to 84 The role of business in society continues to evolve to address the socioeconomic impacts triggered by the COVID-19 pandemic and humanitarian and refugee crises caused by natural catastrophes and conflicts, as well as the ongoing climate crisis. Recognising this, we continue to evolve our social contract, which represents the partnership we wish to develop with governments, policy makers and civil society. We use the social contract to understand what matters the most to the societies and economies we operate in, and activate our purpose around these. This year we transitioned our social contract to address societal challenges created by the significant rise in the costs of living affecting many of our customers, as well as providing humanitarian support relating to the ongoing war in Ukraine, and the earthquakes in Turkey and surrounding areas in February 2023. How we are keeping everyone connected through the cost of living crisis In today’s world, connectivity is an essential service; it underpins access to information, provision of services, and the ability to connect personally and professionally. However, as the cost of living increases, affording to stay connected is increasingly difficult for both individuals and businesses. To support our customers through this financially challenging time we offer low cost and social tariffs in all our markets. Whenever we can, we use government criteria for eligibility to ensure we implement social tariffs as fairly as possible, and we do not apply price increases to social tariffs at any point during the term of the contract. We also support customers who find themselves in financial difficulties fairly and appropriately, ensuring they get the right help, support, and services for their needs, including revised payment plans or other options. We seek to monitor the impact of our help for customers struggling to pay, listen to their feedback and improve our services as a result. We continue to work with governments, consult with consumer organisations and partner with providers to help raise awareness of the support available. Everyone connected Since its launch in June 2021, our everyone.connected programme has delivered £108 million in social value across the UK. Following the launch of our social broadband tariff Vodafone Essential Broadband, we are the first UK network operator to have both a social mobile and a fixed tariff alongside a social virtual network offering (VOXI for Now). We also reached the milestone of donating connectivity to one million people, and we have since committed to helping a further three million people cross the digital divide (the gap between those with access to the internet and those without it) by the end of 2025. For small and medium-sized enterprises (‘SMEs’) and small-office home-office (‘SOHO’) customers, we provide our V-Hub service, a digital advisory service offering free information, inspiration and insight to increase understanding, and benefits of digital tools and technology. V-Hub users also get access to an adviser who provides one-to-one tailored support and guidance. Read more about V-Hub on page 29 As global energy costs rise, we are managing our energy as efficiently as possible while providing solutions to help businesses and society save energy too. Read more about our approach to carbon enablement on page 37 Vodafone’s humanitarian response in support of Turkey and surrounding areas The earthquakes in Turkey and surrounding areas created an unprecedented humanitarian crisis impacting more than 13 million people in the region across an area of 110,000 square kilometres. Around 32,000 people lost their lives, including 27 Vodafone employees. The Vodafone Turkey Search & Rescue Team, formed voluntarily by Vodafone employees, worked tirelessly to assist the emergency response in the disaster zone and support customers, communities and society in the aftermath of the quakes. Restoring connectivity Vodafone has more than 3.7 million customers across 10 cities in the affected area in Turkey connected through more than 3,000 mobile base stations, most of which were destroyed or damaged during the earthquakes. We focused on restoring and keeping our networks operational, ensuring that our customers and their communities could be connected. Vodafone Turkey immediately mobilised engineering teams and over 1,000 power generators to work 24 hours a day to restore connectivity. As a result, Vodafone Turkey had restored almost 98% of its network coverage in the affected areas just days after the disaster. Supporting our employees Vodafone offered financial support for our employees and agents living in the affected areas. In some cases, our offices were repurposed in order to provide shelter and accommodation for people and their families. Keeping our customers connected In Turkey, Vodafone provided free calls, data, and texts to people in the impacted areas of the country. Many of our markets also provided their customers with free calls and texts into Turkey and Syria, or free roaming services when visiting the region so that people could keep connected with their families and friends. Charitable and fundraising activities The humanitarian part of our initial comprehensive response is coordinated under Vodafone Foundation in line with our policy for all charitable activities to be led and funnelled by our Foundations. A donation fund was established across Vodafone and its Foundation that has to date raised more than €3 million to be used for rescue and recovery initiatives in Turkey. Click to read more about our response to the humanitarian crisis: vodafone.com/news 28 Strategic report Vodafone Group Plc Annual Report on Form 20-F 2023 Governance Financials Other information

Digital Society We believe in the power of connectivity and digital services to strengthen the resilience of societies. Our priority is to provide fixed networks to ensure that data flows at speed to connect people and communities. In doing so, we can contribute to societies becoming more inclusive, under our Inclusion for All pillar, and to decarbonising our economies, under our Planet pillar. As recent years have demonstrated, connectivity and digital services can be a lifeline, allowing people to work, learn, access healthcare, stay in touch with friends and family and more. Currently, we have over 300 million customers connected to our next-generation mobile and fixed networks. Informed by our social contract, we continue to focus the Digital Society pillar towards digitalising critical sectors. We have specifically focused on small and medium-sized enterprises (‘SMEs’), agriculture and health. We have also continued to invest in our network infrastructure and coverage. Aligned with our Planet pillar, our products and services enable customers to become more efficient and, in many cases, reduce their emissions, through the use of such products and services. Read more about our approach to carbon enablement on page 37 Digitalising business Goal: Support seven million visitors to digitalise using V-Hub by 2025 SMEs are the lifeblood of our economy, providing opportunities for socio-economic participation, as well as social mobility for women, young people, and ethnic minorities. Through Vodafone Business, we provide products and services which are specifically tailored for SME and small-office home-office (‘SOHO’) businesses, helping guide them through technology choices and improving their digital readiness. These segments also represent a significant commercial opportunity for Vodafone. We estimate that the total addressable market for SME and SOHO customers in our markets is €55 billion and we currently have almost seven million SME and SOHO customers. To better support SMEs across Europe and Africa, Vodafone Business launched V-Hub, its digital advice service. This free service provides access to online information and connects SMEs with experts who provide one-to-one advice and support on digitally transforming businesses in an ever-changing digital world. As of March 2023, V-Hub has been used by over 5.2 million unique visitors across 14 markets. Since its launch, the service has achieved a strong return rate of 25% on average, increasing to almost 30% in Q3 and 35% in Q4 of FY23. We have set an ambition to reach seven million visitors and help them digitalise their businesses through V-Hub by 2025. Over the next year, we plan to enhance the V-Hub offering, creating a signed-in environment to provide a more personal, secure, and efficient experience for SMEs. Once signed in, users will receive tailored content and a bespoke action plan for their business’ digitalisation. In turn, we will start to build a V-Hub membership of engaged SMEs on their digitalisation journey, creating reliable and relevant connections for peer-to-peer advice, business networking and local-to-global community. Beyond customers, we are working to support SMEs in our supply chain. We also offer optional supply chain financing which allows suppliers to leverage Vodafone’s credit position to access cheaper funding and liquidity. This has no impact on Vodafone’s commercially negotiated payment terms. In South Africa, Vodacom Financial Services has built a supplier portal called VodaTrade, where small suppliers can connect with bigger business partners. Currently, there are 127 SMEs registered on the VodaTrade portal, which provides them access to procurement opportunities with seven large retailers. Notes: 1. Food and Agriculture Organisation, 2017. 2. Eurostat, 2021. Digitalising agriculture According to the UN’s Food and Agriculture Organisation, by 2050, the world will need to produce 50% more food than current levels.1 There is also a growing need to address the environmental impact of agriculture. In Europe, agriculture accounts for 10% of total greenhouse gas emissions and over 40% of land use,2 in many cases leading to habitat loss and deforestation. A total of five million farmers are registered on our various agriculture platforms that manage and monitor resource consumption, which in turn can reduce their carbon footprint, protect biodiversity, and increase yields. Vodafone is working with partners across the value chain to introduce new applications and Internet of Things (‘IoT’) platforms to provide farmers with digital information and the opportunity to optimise resources. Through Vodacom’s subsidiary, Mezzanine, we have developed MyFarmWeb, an agricultural digital platform, to support commercial farms. Last year we expanded into Italy, Germany, Spain, Ireland and the UK and now almost 9,300 commercial farms use MyFarmWeb. The cloud-based web platform allows producers to capture key agriculture data (physical, chemical, microbial soil analysis, pest presence, and satellite and sensor) into a system that aggregates and calibrates the information to assist decision-making. This equips decision-makers with information to increase yields whilst not damaging the environment – all of which could enable carbon savings along the production process. MyFarmWebalso provides farmers with a platform that aims to allow them to use more productive and sustainable farming practices, which is becoming increasingly important to comply with the changing legislation to qualify for subsidy funding in the future. Mezzanine is also helping to digitalise agriculture in Sub-Saharan Africa through its eVuna and dairy management platforms amongst others. This enables smallholder farmers to access agricultural inputs, financial products, logistics suppliers, markets, and knowledge. Mezzanine’s eVoucher platform enables the distribution of digital vouchers for farming subsidies with over 4.6 million registered farmers and enables the distribution of disaster relief grants. We continue to support the Department of Agriculture, Land Reform and Rural Development and the Solidarity Fund in South Africa, as well as the Kenyan Ministry of Agriculture, Land and Fisheries and the Kenyan Ministry of Agriculture and Livestock. These programmes have issued over two million vouchers to smallholder farmers. Women and youth were focus demographics for some of the programmes, with the Solidarity Fund reporting that more than 69% of the beneficiaries were women. Over nine million vouchers have been issued through various disaster relief programmes. Click to read more about digitalising agriculture at vodafone.com/agriculture-digitalisation 29 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Purpose (continued) Inclusion for All Our Inclusion for All strategy seeks to ensure no one is left behind. It focuses on digital skills and improving equitable access to connectivity, and on offering products and services that facilitate access to education, healthcare, and finance for marginalised and vulnerable groups. At Vodafone, we aim to develop a diverse and inclusive global workforce that reflects the customers and societies we serve. In 2022, as the global population hit eight billion, 5.3 billion of us were online, while 2.7 billion remained offline, representing a stubborn digital divide. In Africa, 60% of the population is unconnected, and in the world’s least developed countries the figure rises to 64%. Globally, the growth rate for internet usage was 6.1%,1 which is well below growth requirements to achieve the UN’s target of universal and meaningful connectivity by the end of 2023. This target is further threatened by high inflation and the cost of living crisis, which has eroded real incomes and pushed millions more into poverty in Europe and Africa. The internet is a vital part of everyday life, enabling us to communicate, and access vital services. There are strong economic gains from increased usage of mobile broadband. Research from the World Bank shows that mobile broadband can reduce the number of households in extreme poverty by 4 percentage points, mainly due to increases in labour force participation among women.2 Furthermore, expanding broadband penetration across Africa by 10% could boost GDP per capita by 2.5%.2 Access for all and propositions for equality pillars within our overall Inclusion for All strategy focus on overcoming the five key barriers that create the digital divide; coverage, access to devices, affordability, digital skills, and creating relevant products and services for those most at risk of being unconnected, such as the elderly and women. In FY23, we made significant progress across these areas and continued to build on the partnerships that are crucial to achieving meaningful connectivity for all. Access for all Increasing coverage Connecting everyone to digital services, particularly across Africa, is a significant challenge. Fixed and mobile services are increasing globally, with mobile broadband networks reaching 95% of the world’s population, but coverage in Africa lags behind at 83%.3 Expanding coverage to rural networks remains a focus for us, with 25% of the EU population and 58% of the population in Sub-Saharan Africa living in rural areas.4 Expansion of rural networks can often be more challenging and have a lower return on investment due to lower population densities. New approaches, partnerships, and a blend of technologies help us to overcome some of these barriers and deliver more universal coverage. One example of such new approaches is our partnership with AST & Science LLC, which seeks to develop the first space-based mobile network designed to connect directly to consumers’ 4G and 5G devices without the need for specialised hardware. This year, AST successfully launched and deployed its first communications array and announced in April 2023 the first connection from space to a mobile with no specialised equipment. The space-based network has the potential to enable even those in the hardest-to-reach areas to connect to the internet, ultimately reaching an estimated 1.6 billion people across 49 countries. This will include a number of least-developed countries where coverage is currently the lowest. Notes: 1. ITU, 2022. 2. World Bank, 2022. 3. GSMA, 2022. 4. World Bank 2021. Notes: 1. Eurostat, 2021. 2. Vodafone Institute for Society Communications, 2021. Digitalising healthcare Recent years have seen several global events impact the mental and physical health of citizens, as well as causing major disruptions to health systems around the world. Hospital waiting lists are extending, some healthcare professionals are leaving the industry and delays in diagnoses are resulting in patients presenting significantly advanced medical issues.1 As part of the EU’s focus on building resilient health systems, over €40 billion has been set aside in EU Recovery and Resilience Plans to support health investments and reforms.1 A recent survey by the Vodafone Institute revealed that 92% of European citizens think the health sector needs urgent support.2 We aim to use our technology to play an active role and make the delivery of healthcare services more efficient and cost-effective for providers, and more inclusive for patients. Examples of how we are making a difference include: – Working together with University Clinic Düsseldorf, we have built Europe’s first 5G medical campus using Vodafone’s RedBox, a 5G network-in-a-box that provides multi-building low latency coverage. The 5G network enables new ways of working for medical professionals – for example, using 3D mixed reality to rehearse neurology and cardiology procedures before operating. – Vodafone will implement optical fibre backbone and internet access for thousands of hospitals and health centres across seven regions in Italy. This is part of the Italian government’s National Recovery and Resilience Plan as it looks to improve connectivity infrastructure across the healthcare system. – In Spain, we have helped Cruz Roja Español (Red Cross) by building a telecare solution that supports vulnerable people, including the elderly, victims of gender violence and people with disabilities. – We are among the largest global IoT connectivity providers, enabling over 25 million connected medical devices on our IoT network, and have been recognised by Gartner as a leader in Managed IoT Connectivity Services for nine consecutive years. – Health is the foundation upon which resilient, productive and fair societies are built and, as we look to the future, we are investing in our new Tech Innovation Centre in Dresden. Working with leading universities, hospitals, and health tech companies, we’re advancing the use of 5G, 6G and artificial intelligence (‘AI’) in digital healthcare. 30 Strategic report Vodafone Group Plc Annual Report on Form 20-F 2023 Governance Financials Other information

In line with the recommendation to increase device financing options, Vodacom launched the Easy2Own payment plan during the year. Through the initiative, customers in South Africa can purchase a smartphone with a one-off deposit and complete the payment through affordable monthly payments over the following 11 months. Customers who settle their monthly instalment on time receive a 1GB data bundle, valid for seven days each month. Safaricom also runs a device-financing programme, Lipa Mdogo Mdogo (Pay Little by Little). The partnership between Safaricom and Google offers a flexible payment plan with an 95% reduction in the upfront cost of 500Ksh and an affordable daily fee of 20Ksh. Since the launch in 2020, over 935,000 4G devices have been connected through the Lipa Mdogo Mdogo initiative. Propositions for equality Addressing the digital gender gap The majority of those still unconnected are women. The digital gender gap continues to grow in many LDCs, creating a specific need to support digital gender equality. In 2022, 69% of men were using the internet, compared with 63% of women globally. In the LDCs, just 30% of women used the internet in 2022, compared to 92% in high-income countries.2 Research indicates that women who have access to mobile internet via a smartphone have 9%higher levels of wellbeing than women who have access via a basic or feature phone. However, across low and middle-income countries women are 18% less likely than men to own a smartphone and 16% lesslikely to use mobile internet.3 Focusing on creating relevant services for women is a key strategy to bring more women online, as an example, in many African markets gaining access to quality health information and antenatal care can be very difficult. Information delivered by mobile can help to bridge some of the gaps in crucial, basic information. Responding to this, our Mum & Baby service continues to grow, giving customers free access to maternal, neonatal and child health information in South Africa. The service has over 2.3 million registered users in South Africa, helping parents and caregivers to take positive actions to improve their children’s health. In DRC, Vodacom’s Je Suis Cap, or I am Capable programme, aims to empower women living with disabilities through digital inclusion. In phase 1 of this programme, 500 women received free financial education training by M-Pesa and Visa to support their entrepreneurship projects within their respective communities. Each participant received an M-Pesa kit, a smartphone, an equipped point of sale and financing of $275 to get their venture started. Vodafone Egypt launched the Egyptian Gender Alliance in partnership with the Ministry of Communications and Information Technology, National Council for Women, UN Women, and other private sector partners. The Alliance promotes the social and economic empowerment of women in Egypt through digital inclusion and skills training to increase their employability and economic participation. In order to drive digital inclusion to the hardest-to-connect communities, this year we made good progress on our goal to increase 4G population coverage to an additional 80 million people in Sub-Saharan Africa (as part of the UN Partner2Connect digital coalition since March 2022). This targeted intervention includes four of the least-developed counties (‘LDCs’): Mozambique, Tanzania, Lesotho and the Democratic Republic of the Congo (‘DRC’), and will help to close a particular gap in internet usage between urban communities and rural communities. This year we have added 4G technology to an additional 1,429 sites across these countries, giving access to millions more people in Sub-Saharan Africa. In Europe, as well as in Africa, we are also increasing investment in rural areas, helping farmers and other rural small businesses overcome barriers to connectivity and digitisation. FY23 network deployment 4G sites deployed (000s) 4G population coverage Europe 107.4 99% Africa 31.1 70% Group 164.3 85% Access to devices and affordability The digital divide goes beyond just coverage but also relates to usage of networks already deployed. We know that the vast majority of those offline live within mobile broadband coverage. There are many barriers preventing the use of mobile broadband, including lack of awareness, digital skills, and the prohibitive upfront cost of smartphones. Given that smartphones are increasingly the main gateway to digital services, lowering the cost of devices is key to addressing the digital divide. Smartphone ownership is lowest in emerging markets, with only 45% of adults owning a smartphone compared to 76% in advanced economies. Women are also less likely to own a smartphone than men. Affordability is one of the key challenges to smartphone adoption as it can cost over 70% of the average monthly income in vulnerable countries.1 We recognise that we cannot solve this issue by ourselves, and in 2022 we co-chaired the ITU/UNESCO Broadband Commission for Sustainable Development working group on smartphone access. This group represents the first multi-stakeholder group looking to address smartphone access challenges. The working group drew upon the expertise of a cross-sectoral body of commissioners and experts. The outcome report, ‘Strategies towards universal smartphone access’ identified key interventions to make smartphones accessible to all, including; increasing device financing options; introducing fair taxation and lower import duties; and improving distribution to remote areas. In addition, the working group recommended investigating further the use of device subsidies and pre-owned smartphones which was endorsed by the UN Broadband Commission at its annual meeting during the UN General Assembly in September 2022. Click to read the UN General Assembly Report: broadbandcommission.org Notes: 1. Alliance for Affordable Internet (A4AI), 2021. 2. ITU, 2022. 3. GSMA, 2022. 31 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Purpose (continued) Enabling quality education and digital skills Even before the COVID-19 crisis, an estimated 258 million children around the world were not in school, and more than half were not meeting the minimum expected standards in reading and mathematics.1 Within six months of the pandemic, at least a third of schoolchildren began to drop behind due to lack of access to remote learning,2 and we’re still seeing the effects of this today. The COVID-19 pandemic and its after-effects have highlighted the need to adapt teaching to the new realities of increasingly digital societies. We have continued to grow our Connected Education programme, providing access to our ready-made classroom which includes connectivity, devices, and collaboration software for students and teachers across the world. To date, around 1.7 million students and teachers in 5,500 educational institutions across 13 countries have benefited from this digital learning solution, helping to bridge the digital divide. In South Africa, the Vodacom e-School solution allows learners to access curriculm-aligned content and educators to access learning materials on their smartphones with no data charges. We currently have 1.4 million users on the platform. Research published by Vodafone Foundation in October 2022 revealed that while 92% of teachers surveyed believe that schools have a responsibility to promote digital literacy, a fifth feel that they themselves are not competent enough in the use of digital technologies.3 Vodafone Foundation is working to address this by equipping teachers with the digital skills and confidence to apply innovative methodologies in the classroom. Guided by the EU Digital Competence framework, our ‘SkillsUpload Jr’ solution provides digital skills training for teachers and students, tools for use in schools and access to teaching materials and lesson plans via online platforms. More than 2.3 million teachers and students have received training to date through SkillsUpload Jr. Vodafone Foundation also continues to scale Instant Network Schools, its partnership with United Nations High Commissioner for Refugees (‘UNHCR’), which provides education for refugee students and communities in the DRC, Egypt, Kenya, Tanzania and Mozambique. Since 2013, this partnership has worked with communities and education ministries to transform classrooms into multimedia learning hubs, complete with internet connectivity, sustainable solar power, classroom kits including tablets, laptops, projectors and speakers, localised digital content, and teacher training. In 2023, 84 Instant Network Schools were deployed, benefiting 247,000 students. By 2025, Vodafone Foundation aims to deploy 300 Instant Network Schools to support 500,000 refugee and host-community students and 10,000 teachers. Evolving platforms for financial inclusion Goal: To connect 75 million people and their families to mobile money services by 31 March 2026. Two billion people remain unbanked globally.1 Digital services are key to helping people access safe, secure financial services and without the ability to transfer money, people are limited in their ability to save, access loans, start a business and even be paid. Together with Safaricom, we developed the first mobile money platform, M-Pesa, which provides financial services to millions of people who have a mobile phone but limited access to a bank account. It is also widely used to manage business transactions and to pay salaries, pensions, agricultural subsidies and government grants, and reduces the associated risks of robbery and corruption in a cash-based society. In addition to its core service, we have developed a number of additional financial and business services to increase financial independence and health. For example, M-Koba provides a platform for groups (such as village savings groups) to safely store and manage funds. With security features like multiple approvals and group notifications of any transactions, the platform enables greater transparency and a more efficient way to save as a community. Small enterprises can also increase their efficiency by using Lipa Mdogo Mdogo and M-Pesa, allowing business owners to pay wages and suppliers, as well as withdraw funds to their M-Pesa mobile money wallet and other online bank accounts or to an agent. This year we published new research in partnership with the United Nations Development Programme (‘UNDP’) that showed mobile financial services can have a direct, positive impact on developing economies with a one percentage point higher GDP than in markets with no mobile money platforms. Based on previous World Bank research on the relationship between economic growth and reductions in the number of people living in poverty, this higher GDP per capita implies that countries with successful mobile money adoption could reduce poverty by around 2.6% as a result of these services. Furthermore, the research indicated that mobile money services resulted in 1.7 million fewer people living in poverty. Approximately 26 billion transactions were made in the year using M-Pesa, the equivalent of almost three million per hour on average through a network of more than 670,000 agents. As of the end of March 2023, 60.7 million customers were using Vodafone’s financial inclusion services, which includes 2.2 million in South Africa. Financial inclusion Financial inclusion customers (million) % of service revenue % penetration of base South Africa 2.2 – – Tanzania 8.2 34% 58% Mozambique 5.8 29% 73% Egypt 5.4 4% 14% Democratic Republic of the Congo 4.1 17% 34% Lesotho 1.1 14% 97% Vodacom Group 26.8 – – Ghana1 1.8 7% 63% Vodafone Group 28.6 – – Kenya (Safaricom) 32.1 40% 93% Note: 1. Ghana figures are detailed separately for the 11 months prior to its disposal on 28 February 2023. Notes: 1. UNESCO, 2018 2. UNICEF, 2020 3. 21st Century Teachers, Global Report, 2022 32 Strategic report Vodafone Group Plc Annual Report on Form 20-F 2023 Governance Financials Other information

We continued to engage with colleagues and raise awareness of why inclusion matters. During the year, we held global sessions focused on gender and ethnic diversity, the LGBT+ community, disabilities, and wellbeing. These received over 10,000 viewers across all webinars. Gender diversity Goal: We aim to have 40% women in management roles by 2030 We have reached 34% which is on track towards our ambition. We continue to drive progress through programmes, policies and leadership incentives. 2023 2022 Women on the Board 54% 50% Women on the Executive Committee 33% 29% Women in senior leadership positions1 33% 31% Women in management and senior leadership roles2 34% 32% Women as a percentage of external hires 40% 42% Women as a percentage of graduates 44% 53% Women as a percentage of employees3 40% 40% Notes: 1. Percentage of senior women in our top 162 positions includes the Executive Committee and Senior Leadership Team (FY22: 191). 2. Percentage of women in our 6,328 management and leadership roles (FY22: 6,727). 3. Percentage of women based on 93,095 total employees (FY22: 94,789). The total number of employees represents the position on 31 March 2023 and does not include pro-rated headcount. The total excludes employees from Ghana, Hungary, Vantage Towers and those that left the Company on 31 March 2023. Further information on how employees are defined and calculated can be found in the ESG Addendum. We work to ensure there is gender diversity when resourcing for senior leadership roles and our leadership team is accountable for maintaining diversity and inclusion in their teams. Women in management targets are also embedded in our long-term incentive plans. Our progress and achievements to increase diversity have been recognised externally as Vodafone has been included in the Bloomberg Gender Equality Index for the fifth consecutive year. Across youth programmes, 50% of hires were women. We have also now connected with over 11,000 girls via the digital skills programme ‘Code Like a Girl’ since 2017. The introduction of digital sessions, and the increase in demand from markets affected by the pandemic, has enabled us to connect with more girls this year. Domestic violence Our global domestic violence policy sets out comprehensive workplace resources, support, security and other measures for employees at risk of experiencing, and recovering from, domestic violence and abuse. We continue to provide support in this area through global training, ‘Apps Against Abuse’, and a publicly available toolkit to support survivors. ‘Apps Against Abuse’ includes the Bright Sky app, which is a safe, easy-to-use app and website which provide support and information on how to respond to domestic abuse. The Vodafone Foundation’s portfolio of ‘Apps Against Abuse’ has connected 2.4 million people to information, advice and support (FY22: 1.6 million people). Menopause Our external research identified that 62% of women with symptoms of menopause found it impacted their work. We made a global ambition to support women experiencing menopause, including the release of a global toolkit which is freely available to download externally and menopause e-learning on common symptoms and the impact on work. Workplace equality As part of our purpose, we aim to make the world more connected, inclusive and sustainable, where everyone can truly be themselves and belong. We bring the human touch to our technology to create a better digital future for all, starting with our people. Our people We are developing a diverse and inclusive global workforce that reflects the customers and societies we serve. Key information 2023 2022 Average number of employees1 96,117 95,008 Average number of contractors1 8,227 8,784 Number of markets where we operate 17 19 Employee nationalities 146 134 Employees and contractors across the Group2 Europe3 45% 47% Africa3 18% 18% _VOIS and shared operations4 33% 32% Other5 3% 3% Employee experience Employee engagement index6 76 73 Alignment to purpose6 88% 93% Voluntary turnover rate7 12% 14% Involuntary turnover rate7 4% 3% Notes: 1. All headcount figures exclude non-controlled operations such as those in the Netherlands, Kenya, Australia and India. Further information on how headcount is defined and calculated can be found in the ESG Addendum. Calculation considers pro-rated headcount. 2. May not cast due to rounding. 3. Europe reflects employees based in: Germany, UK, Italy, Spain; Portugal, Ireland, Greece, Romania, Czech Republic, Albania, and Hungary (until disposal in January 2023). Africa reflects employees based in: Vodacom Group, including Egypt and Ghana (until disposal in February 2023). 4. _VOIS and shared operations constitute a significant number of employees. The figures presented above include _VOIS headcount across our footprint (Albania, Egypt, Hungary, India, Portugal, Romania and Spain), as well as headcount in our global Group entities. 5. Other includes employees based in Turkey and Vantage Towers. 6. More detail on the employee survey is included on page 13. The employee engagement index is based on a weighted average index of responses to three questions: satisfaction working at Vodafone; experiencing positive emotions at work; and recommending us as an employer. Alignment to purpose is based on a single question that asks whether employees feel their daily work contributes significantly to Vodafone’s purpose. Employee engagement index and purpose alignments scores reflect September 2022 data. 7. The voluntary turnover rate includes retirements and death-in-service. Further information on how this has been calculated is included in the ESG Addendum. Diversity and inclusion Our focus is on removing barriers to workplace equality. This year we have accelerated momentum on gender equality, sustained focus on LGBT+, built on our foundations on race and ethnicity, and taken actions to ensure the accessibility of our physical and digital workplace. An expanded focus on practising inclusion supports our ambition to create a global workforce that reflects the customers, communities and colleagues we serve, and the wider societies in which we operate. We believe that embedding inclusion to enable diversity is critical to achieving these goals in a sustainable way. Embedding inclusion Multiple employee networks operate across Vodafone including Women, VodAbility, LGBT+ Friends, Carers and Multicultural Inclusion. We actively support them and provide network chairs and sponsors with specific leadership development focused on effectively setting up and running an employee network. Global Withstander training has been rolled out in eleven languages to upskill employees on how to become active allies by challenging negative and inappropriate behaviours when they witness them. Over 43,000 employees completed the Withstander training during the year. 33 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Purpose (continued) Maternity and parental leave Our global maternity and parental leave policies are available across markets, providing 16 weeks of fully paid leave with a phased return to work over six months, where parents work the equivalent of four days and are paid for five days. This policy is open to all employees regardless of gender, sexual orientation, length of service, and whether their partner is having a baby, or they are welcoming a child through surrogacy or adoption. This year, over 2,300 women have utilised our maternity leave. Over 1,600 men have taken parental leave, with 72% of the latter taking four or more weeks of leave. Of those who identify as LGBT+, 2% have taken parental leave. LGBT+ Alongside gender equality, we retained our focus on supporting the LGBT+ community with over 3,600 allies and active support from senior executive sponsors. We continue to be recognised as a Top Global Employer by Stonewall. The Vodafone Foundation launched the Zoteria app in the UK to help the LGBT+ community and the wider public to come together and tackle the issue of LGBT+ hate crime. Race, ethnicity, and cultural heritage (‘REACH’) We continue greater workplace inclusion through allyship and anti-racism. REACH fluency training was first completed by all members of the Executive Committee, as well as their direct reports, to increase confidence and capability to talk about race. Since then, the training has been adapted to local context and been rolled out in our European markets. The plan also includes reciprocal mentoring, external cross-company mentoring and McKinsey Black Leadership Academy participation. In 2020, we set ethnic diversity targets at leadership level, which are summarised below. Ethnic category 31 March 2023 Long-term ambition Population Global Ethnically diverse background 18% 2030: 25% Global Senior Leadership Team (140 positions) UK Black, Asian, other diverse ethnicities 16% 2025: 20% UK-based senior leadership and management (1,323 positions) UK Black 2% 2025: 4% South Africa Ethnically diverse background 67% 2030: 75% South African- based senior leadership and management (411 positions) Read more about Board and executive management diversity on pages 75 to 76 Physical and digital accessibility in the workplace We have joined the ‘Valuable 500’ – a group of 500 companies committed to disability inclusion in business. The commitments are focused on creating a physically and digitally accessible work environment. During the year, we upskilled our people through continued promotion and education accessibility features available within Microsoft 365. We also have accessibility guidelines and these are reinforced by workshops and training for developers. Assessments were also conducted to improve the accessibility of our own products. We also partnered with Coventry University to understand the skills needed for effective remote working, with research taking place in the UK, Ireland, Czech Republic, and Turkey. Colleagues from Vodafone took part in a new ‘Remote4All’ research project that shed light on the remote working experiences of people with disabilities and neurodivergent people, including communications, accessibility and technology use, work-life balance, social isolation, and manager support. Leadership diversity To better understand representation across the organisation and inform our diversity and inclusion programmes, we launched ‘#CountMeIn’, an initiative which encourages employees to voluntarily self-declare their diversity demographics. These include race, ethnicity, disability, sexual orientation, gender identity and caring responsibilities, in line with local privacy and legal requirements1 .. Our senior leadership positions have the highest self-declaration rate at 85% and this enables transparency of our diversity at senior leadership. Gender identity1 Sexual orientation2 Ethnic diversity3 Disability4 Representation in senior leadership positions 1% 4% 18% 5% Notes: 1. Self-identification of gender identity, including trans and non-binary identities, excluding cisgender. 2. Lesbian, gay, bisexual, and other sexual orientations, excluding heterosexual. 3. Asian, Arab, Black/African/Caribbean, Latinx, mixed ethnic groups, and ‘other’ identities. 4. Self-identification of disability, including long-term conditions, visible and non-visible disabilities. Policies, initiatives and targets Our commitment to diversity and inclusion is reflected across our global policies and principles, such as the Code of Conduct and our Fair Pay principles. Read more about these Fair Pay principles on page 100 Click to read more about Fair Pay at Vodafone: vodafone.com/fair-pay The achievement of our diversity targets is dependent on the attraction, engagement and retention of diverse talent and skills. To support this, we have inclusive initiatives such as: hybrid and flexible working, parental leave, a mental health toolkit, learning and development programmes, allyship training and menopause support, reinforced by the work of employee networks and executive sponsors. During the year, we refreshed our training for hiring managers and recruiters to support an inclusive candidate experience from application to offer stage. Programmes are designed to help employees through all life stages and challenge societal norms to create an environment where everyone can contribute at their best and thrive. Read more about diverse talent, future ready skills and personalised employee experience on pages 13 to 15 Note: 1. Markets not asking LGBT+ questions include: DRC, Tanzania, Turkey, and Egypt; the latter also does not ask ethnicity questions. #CountMeIn is not live in Mozambique. 34 Strategic report Vodafone Group Plc Annual Report on Form 20-F 2023 Governance Financials Other information

Planet Reducing our environmental impact and helping to decarbonise society is a part of Vodafone’s purpose. Digital technology is key to saving energy, using natural resources more efficiently and creating a more circular economy to reduce e-waste. This year, the need for a green digital transition became ever more urgent, as the global climate crisis continued unabated while the energy crisis deepened. Our Planet strategy centres around three key areas: net zero, enablement and circularity. We have set ourselves near- and long-term goals across these strategic topics to focus our efforts where we believe we can have the greatest impact. This year, we continued to progress towards our Planet goals. We also continued to integrate environmental considerations into the way we operate as a business by strengthening governance, data and systems, risk management, and engagement with our people – all important foundations for accelerating future action. Our Planet goals 2025 – Purchase 100% of the electricity we use globally from renewable sources1 – Reuse, resell or recycle 100% of our network waste 2030 – Net zero emissions from our operations and from energy we purchase and use (Scope 1 & 2)1,2, 3 – Halve emissions from our value chain (Scope 3)1,2 – Enable 350 million tonnes of carbon emissions to be avoided through green digital solutions4 2040 – Net zero emissions across our full value chain (Scope 1, 2 & 3)2,3 Notes: 1. Near-term targets are SBTi approved (since 2020) and are subject to re-validation as part of the current process to seek SBTi approval of our long-term (2040) net zero target. Our current SBTi approved near-term target includes reducing Scope 1 and 2 emissions by 95% by 2030. 2. Against a baseline of financial year ending 31 March 2020. 3. This year we amended our terminology from ‘fully abate’ to ‘net zero’, to align with definitions in the SBTi’s Corporate Net Zero Standard. Going forward, we will seek to align our 2030 and 2040 net zero targets with the SBTi definition of net zero, which means that we will reduce our carbon emissions in absolute terms by 90-95% by our target year (in line with a science-based 1.5 degree pathway), and neutralise any residual emissions through high quality carbon offsetting. 4. Cumulatively from 2020 to 2030, based on carbon emissions avoided by our business customers through the use of our green digital solutions, products and services. Our performance1 Unit 2023 2022 Total Scope 1 and Scope 2 emissions (market-based) Million tonnes of CO2e 0.97 1.08 Scope 1 emissions Million tonnes of CO2e 0.28 0.28 Scope 2 emissions (market-based)2 Million tonnes of CO2e 0.69 0.80 Scope 2 emissions (location-based) Million tonnes of CO2e 2.08 1.99 Scope 3 emissions Million tonnes of CO2e 10.1 9.60 Investments Million tonnes of CO2e 3.03 3.04 Purchased goods and services and capital goods Million tonnes of CO2e 2.73 3.90 Use of sold products Million tonnes of CO2e 1.10 1.73 Fuel and energy-related activities Million tonnes of CO2e 0.78 0.81 All other scope 3 categories Million tonnes of CO2e 2.46 0.12 Renewable electricity Percentage of purchased electricity from renewable sources % 81 77 Percentage of purchased electricity from renewable sources in Europe % 100 96 GHG emissions intensity Scope 1 and 2 (market-based) GHG emissions per EURm revenue Tonnes of CO2e 21.2 23.6 Vodafone energy use Gigawatt hours 6,274 6,125 Mobile and fixed access network and technology centres Gigawatt hours/% 5,847/93 5,694/93 Offices and retail stores Gigawatt hours/% 241/4 249/4 Transport Gigawatt hours/% 185/3 181/3 Notes: 1. Data is calculated using local market actual or estimated data sources from invoices, purchasing requisitions, direct data measurement and estimations. Carbon emissions calculated in line with GHG Protocol standards. Scope 2 market-based emissions are reported using the market-based methodology as in effect as at the date of this report. For full methodology see our ESG Addendum 2023. 2. Scope 2 emissions for FY22 have been restated following the correction or inclusion of data points in line with our reporting methodology. In addition, emissions for the UK have been restated to apply the correct emissions factor. Click to download our ESG Addendum which includes detailed methodologies for ESG data, including GHG emissions and energy data: investors.vodafone.com/esgaddendum Read more about our TCFD disclosures on pages 58 to 59 Net Zero Goal: To reduce our own carbon emissions to net zero (Scope 1 & 2) by 2030 and across the full value chain (Scope 3) by 2040. We recognise the urgent need to address the global climate crisis. The information and communication sector (‘ICT’) is responsible for an estimated 1.8% to 2.8% of global greenhouse gas emissions.1 As we move towards an ever more digital society, with increasing volumes of internet use and mobile data traffic, we are committed to driving down our emissions in absolute terms as well as shifting our energy mix to renewable sources, in line with what is required by science to avoid negative impacts of climate change. In 2020 we set a SBTi approved 2030 Science-Based Target in line with reductions required to keep warming to 1.5°C, becoming the first major telecoms operator to follow the emission reduction pathway developed by SBTi for the ICT sector (setting out specific emissions reduction trajectories for mobile, fixed and data centres). This year, we progressed on our journey to net zero and developed business plans to implement the actions required to reduce our carbon emissions in line with this pathway. As a next step, we are developing our first climate transition plan outlining our key areas for action, collaboration, and advocacy to achieve our goal of net zero emissions across our full value chain by 2040. We are in the process of having our long-term (2040) net zero targets approved under the SBTi Corporate Net Zero Standard.2 Our FY23 performance: Our total Scope 1 and market-based method Scope 2 GHG emissions decreased by 10% to 0.97 million tonnes of CO2e (carbon dioxide equivalent), equivalent to a 52% reduction from our FY20 baseline. Our Scope 3 emissions increased by 5% to 10.1 million tonnes of CO2e, representing a 7% increase from our FY20 baseline, mainly due to improvements in our Scope 3 data and calculation methodology. Notes: 1. Freitag, C. et al. (2021), The real climate and transformative impact of ICT: A critique of estimates, trends, and regulations. 2. Continued validation of our long-term net zero target from SBTi, has faced delays due to a high volume of companies currently seeking target validation. Subject to the validation process by the SBTi, our long term net zero target may change as part of the validation process. 35 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Purpose (continued) Net zero operations (Scope 1 & 2 emissions) Our plans to reduce emissions from our operations (Scope 1 & 2 emissions) focus on driving energy efficiency across our mobile and fixed line networks, phasing out the use of fossil fuels and increasing renewable sources of energy for both our stationary equipment and vehicle fleet. Driving energy efficiency Despite the ever-growing use of data and expansion of our networks, this year our total Scope 1 and 2 GHG emissions decreased by 10% to 0.97 million tonnes of CO2e (carbon dioxide equivalent), due to our ongoing focus on energy efficiency and an increase in the proportion of renewable electricity purchased. We are committed to continually improving the energy efficiency of our mobile access network, fixed access networks and technology centres, which together account for 93% of our total global energy consumption. We are rolling out new generation network technology, software solutions to optimise energy use, and rationalising our property portfolio. During FY23, we invested €57 million of capital expenditure in energy efficiency and on-site renewable projects which has led to annual savings of 50 GWh. We continue to implement the ISO 50001 Energy Management Standard globally across our operations. To date, 12 operating companies and Safaricom have been awarded certification. This is underpinned by our energy data management and analytics system which collects and stores data feeds from our electricity suppliers and from smart meters. This system is now live across 12 markets in Europe, with smart meters installed at over 47,000 sites. Click to read more about our energy efficiency initiatives: vodafone.com Switching to renewables To achieve our goal of net zero carbon emissions from our operations by 2030, we are phasing out the use of fossil fuels such as diesel for stationary generators, and petrol or diesel for vehicle fuel. Our goal is to purchase 100% of the grid electricity we use globally from renewable sources by 2025. Since July 2021, 100% of the grid electricity used in our European network (FY22: 96%), and 81% globally (FY22: 77%), has been purchased from renewable sources. Click to read more about our self-powered mobile masts: vodafone.com/self-powered-mobile-masts On-site renewable generation This year, we continued to install and deploy new solar photovoltaic (‘PV’) systems at sites in the UK, Egypt and South Africa. This increased our annual on-site generation of renewable electricity to 14 GWh p.a. We are also collaborating with partners to develop new innovative solutions for renewable energy generation, with ongoing projects to install 750 micro wind turbines in Germany, trialling self-powered masts in the UK, and developing proof-of-concept mini-grid solutions in Mozambique and the DRC. Purchasing renewable electricity This was the first full year in which we matched all of the grid electricity we used in Europe with renewable sources1 (having been 100% renewable in Europe from July 2021). This is significantly ahead of our target to power 100% of our global operations with renewable energy by 2025 and a major milestone towards our net zero goal. We currently have purchase power agreements (‘PPAs’) in six countries having signed new PPAs in Germany, Greece, Italy, Portugal, Spain and the UK this year, through which we purchased 6% of our renewable grid electricity globally. When fully operational, these will generate approximately 40% or our grid electricity demand in Europe by 2025. PPAs provide us with more economic certainty against current volatile wholesale electricity prices. The remainder of our electricity consumption is matched with renewable energy certificates (‘RECs’). We are committed to making the same change to 100% renewable in Africa and 20% of our electricity supply in South Africa was matched with renewable energy certificates during FY23. We are also helping to build a more accessible market for renewables across some of our African markets. This year, we established a new agreement with the Egyptian government and embarked on discussions with the national energy provider in South Africa, Eskom, which aim to help us source more renewable power from the electricity grid. This year, we spent €1.2 billion on purchasing electricity. This is a year-on-year increase of approximately 40%, largely driven by exceptional and extreme wholesale market conditions. Click to read more about our renewable electricity purchasing strategy: vodafone.com/renewables Reducing diesel use We used 72.5 million litres of diesel in FY23 (a 3% increase from FY22: 70.3 million litres) mainly to fuel generators at sites that are off-grid or have unreliable grid electricity supply. We are seeking alternatives to diesel, including connecting off-grid sites to the grid where possible, fuel cell technology trials (including our successful ammonia fuel cell trial in Romania, launched in 2022) and small-scale on-site renewables. Electrification of our fleet This year, we progressed with increasing the proportion of electric vehicles (‘EVs’) in our company fleet (with EVs making up 49% of the fleet compared to 39% in FY22). We launched a global fleet dashboard to monitor carbon emissions from company vehicles, and progressed plans to phase out purchasing of new vehicles with internal combustion engines in our European operations. Net zero value chain (Scope 3 emissions) As part of our Science-Based Target, our goal is to halve the carbon emissions from our full value chain by 2030 and bring them to net zero by 2040 (against a 2020 baseline). This includes our indirect (Scope 3) emissions, which we estimate to be 10.1 million tonnes CO2e in FY23 (5% higher than the previous year), forming 91% of our total carbon emissions. Reliable and standardised data from across an entire value chain is fundamental to driving down Scope 3 emissions. Today, however, most companies are relying heavily on estimates and assumptions for their Scope 3 emissions. This year we have invested in enhanced ESG data capabilities to improve the quality of our data, including Scope 3 emissions. The increase in Scope 3 emissions this year is primarily due to improvements in the completeness and accuracy of data, and mapping to corresponding factors used for calculating emissions from our upstream supply chain (mainly purchased goods and services, and capital goods). In part, these calculations use a spend-based methodology, so this trend was also driven by an increase in procurement spend (of approximately €1 billion), which was further amplified by currency exchange rate fluctuations over the last year. To help us move away from a spend-based methodology in the future, in FY23 we completed a project to engage our top four suppliers of network equipment (representing 38% of Vodafone’s total network category spend), to improve sharing of product carbon footprint data and identify opportunities to reduce embedded carbon. We are committed to improving Scope 3 data quality to enable us to better understand the emissions from our value chain, and ultimately to manage them more effectively. Click or scan to watch a video summarising how we plan to reach net zero by 2040: investors.vodafone.com/videos Note: 1. We purchase renewable electricity in accordance with RE100’s Technical Criteria. 36 Strategic report Vodafone Group Plc Annual Report on Form 20-F 2023 Governance Financials Other information

FY23 carbon enablement overview GHG estimated emission saving (million tonnes CO2e)1 2023 2022 Smart meters 3.7 1.6 Fleet management2 3.3 10.7 EV charging 0.9 – Healthcare 3.1 2.6 Other (e.g. cloud/remote working/connected solar) 0.5 0.6 Other transport solutions and logistics solutions 13.4 – Total 24.9 15.6 Cumulative total (FY20 to FY23) 46.7 – 2023 2022 Total GHG enablement saving (million tonnes of CO2e) 24.9 15.6 Scope 1 and Scope 2 emissions (million tonnes of CO2e) 0.97 1.08 Enablement ratio 25.7 14.5 Notes: 1. Enablement figures are estimates. The detailed methodology is available in our ESG Addendum. 2. Significant year-on-year reduction due to recategorisation of connected car into other transport solutions for FY23. In FY23, we rolled out a carbon enablement toolkit to support product teams to understand how the solutions they develop result in carbon emission reductions. The toolkit helps them to identify solutions in our existing product portfolio that have carbon enablement potential. As a result, we have been able to measure and report the carbon enablement impact of an expanded number of Vodafone Business products and services this year, such as remote working solutions, and IoT-enabled solutions for mobility and remote monitoring. In addition, we hosted a customer summit at this year’s London Green Tech Festival, and published our ‘Fit for the Future’ insights report, to actively engage our Vodafone Business customers to think about our collective role in the green digital transition. We continue to advocate for the green digital transition at forums such as the European Green Digital Coalition (‘EGDC’), GSMA and the European Roundtable of Industrialists, and by speaking at conferences and events, including at COP27. Circularity Goal: To reuse, resell or recycle 100% of our network waste by 2025 The UN estimates that as much as 50 million tonnes of electronic and electrical waste (e-waste) are produced globally each year, with only 20% formally recycled. As the use of technology expands and develops, we are playing our part to address the growing global e-waste problem. Our circular economy (or ‘circularity’) initiatives look at two main types of e-waste: network equipment (such as radio equipment used to run our fixed and mobile access networks) and the electronic devices that we sell to customers (such as smartphones). We reused, resold or recycled 96% of network waste in FY23, in comparison from our FY22 performance of 95% (which has been restated from 99% to include parts of our network operations and data centres that were previously omitted). Our asset marketplace contributed to this and we also launched and began to scale up a number of new circular devices initiatives. Our initiatives aim to raise consumer awareness of sustainable purchasing, extend the lifetime of devices, and improve collection rates for used devices so that they stay within a circular system. We continued to embed climate-related topics, among other ESG topics into our procurement process. In March 2023, we launched a new environmentally-linked supply chain financing programme, to provide financial incentives for our suppliers to disclose carbon data to the CDP and take action to improve their score over time. In partnership with CDP, we developed a framework consisting of 12 criteria from the CDP survey and sharing their performance score with their supply chain financing provider, our suppliers have the opportunity to receive preferential financing rates based on their ranking. The programme has initially been launched for suppliers using Citibank’s scheme, with a view to expanding to other supply chain financing providers over the next year. CDP plans to make a template of the framework available to other telecommunication industry players, to drive industry-wide adoption of the model. This work is a contributing factor in our being recognised by the CDP as a Supplier Engagement Leader in 2022. Activities to influence our downstream emissions include improving consumer awareness of the climate impact of smartphones, through marketing of Eco Rating scores that aim to provide consistent and accurate information on the environmental impact of products. Read more about Eco Rating on page 38 We are also engaging with our partners and supporting them on their decarbonisation journey. In June 2022, we held a summit for our global Vodafone sustainable business teams to share knowledge in which several of our joint venture partners participated. A review of emissions from our investments identified the need to update the calculation methodology and correct the underlying energy data for our joint ventures and associates, Vodafone Idea (which was determined to be incomplete in prior year emissions calculations). We have restated the Scope 3 category 15 data for all previous years to reflect these improvements to data and methodology. Industry collaboration and standardised reporting will be crucial to driving down Scope 3 emissions, and we will continue to work with partners and suppliers to increase the reliability of data. Click to read more about Scope 3 emissions in our ESG Addendum: investors.vodafone.com/esgaddendum Enablement Goal: To enable our business customers reduce their own carbon emissions by 350 million tonnes between 2020 and 2030 One of our most important contributions to protecting our planet is enabling our customers (which include consumers, businesses, and governments) to reduce their environmental footprint using our digital technologies and services. We have begun this journey with a focus on using green digital solutions to tackle climate change and help decarbonise society. This year, we estimate we have enabled an avoidance of 24.9 million tonnes CO2e, which is almost 26 times the emissions generated from our own operations (Scope 1 and 2). Since setting our carbon enablement target in 2020, we estimate we have enabled our customers to save a cumulative 47.6 million tonnes of carbon emissions. Our IoT service offer, including logistics, fleet management and smart metering, has been pivotal in delivering these savings so far. We estimate that 52% of our 162.3 million IoT connections directly enabled customers to reduce their emissions in the past year. 37 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Purpose (continued) We are also encouraging our customers to consider purchasing second-life devices. Purchasing a refurbished smartphone saves around 50kg of CO2e – making its contribution to climate change 87% lower than that of the equivalent, newly manufactured smartphone – and removes the need to extract 76.9 kg of raw materials.2 We are offering customers high quality and competitively priced refurbished smartphone ranges in UK, Turkey, and Vodacom. We also continue to collect, refurbish and reuse fixed line equipment (such as broadband routers) multiple times, to drive significant associated environmental and cost savings. Improving consumer awareness of product sustainability We are continuing our engagement in the Eco Rating labelling scheme jointly with other major European operators. Eco Rating is a pan-industry initiative to help consumers identify and compare the sustainability of mobile phones on the market, whilst also encouraging suppliers to reduce the environmental impact of devices. In November 2022, Eco Rating expanded to reach 35 countries, supported by 22 manufacturers and a total of eight operators. Since its introduction, the rating has contributed to improving the environmental performance of mobile phones on the market, illustrated by the increase of the average Eco Rating score from 74 to 76 out of a maximum 100 since it was launched 18 months ago. We now operate this initiative in 12 markets with over 200 handsets assessed and available to our customers. Reducing virgin plastic use We continue to reduce use of single-use plastics, replacing them with lower-impact alternatives across all our retail stores, offices and logistics operations in collaboration with our logistics providers. To reduce virgin plastic use in our SIM cards, we have continued to roll out half-size SIMs made from recycled plastics. Where plastic must be used, we aim to use recycled plastic. For example, our new Ultrahub broadband router uses 95% recycled plastic in the product housing and the packaging is made using 85% recycled materials, both of which are 100% recyclable at the end of life. Partnerships and collaboration Reducing our environmental impact is a challenge that we know we cannot achieve alone. Partnerships are essential to addressing the climate and nature crises. We work with a number of valued partners at a global and local level to deliver initiatives across our Planet strategy. Together with Vodafone Egypt and Vodacom, we re-affirmed our commitment to climate leadership through our headline sponsorship of the COP27 UN Climate Change Conference in Sharm El-Sheikh in November 2022. Our presence demonstrated our resolve for businesses to take an active role in bringing about the green digital transition. In addition to providing essential digital connectivity services for the conference and its delegates, we showcased examples of innovative green digital solutions that can help reduce global carbon emissions and optimise resource efficiency – including our agricultural platforms such as MyFarmWeb and Connected Farmer solutions, which are supporting over five million farmers across Africa to minimise agricultural inputs like vehicle fuel, water and chemicals, whilst maintaining crop yields. Read more about our agricultural programmes on page 29 Engaging our people on Planet We are engaging people across Vodafone to think about environmental impacts and risks as part of their own business decision-making. Our ‘#RedLovesGreen’ community is the largest employee group outside of core business topics on Workplace (Vodafone’s internal collaborative communication platform) with more than 12,000 colleagues who are engaged on environmental subjects. In FY23 we launched a series of webinars called ‘Green Talks’, covering topics including climate change science and net zero. FY23 network waste management (excluding hazardous waste) 2023 2022 Reused 2% 3% Recycled 94% 92% Disposed1 4% 5% Total network waste (metric tonnes) 8,920 5,979 Note: 1. Disposed network waste includes used network equipment that is disposed to landfill or incineration. Circularity of network waste Our global policy on waste management prioritises the reuse, resale or recycling of surplus or obsolete network equipment. We aim to keep resources in use for as long as possible, maximising the value employed, and then recover and reuse materials responsibly. We implement resource efficiency and waste disposal management programmes in all our markets to minimise environmental impacts from network waste and IT equipment waste. This year, we generated an estimated 12,400 tonnes of network waste equipment (including hazardous waste). We reused and recycled 96% of the non-hazardous waste; partly via our asset marketplace, which was established in 2020 to resell and repurpose excess or decommissioned network equipment, thus extending its useful life. This year, we estimate that we have saved €14.7 million of spend and avoided over 1,143 tonnes of CO2e through our asset marketplace platform. This is in addition to the reuse of equipment within individual operating companies. For example, Vodafone UK avoided an estimated 1,466 tonnes of CO2e in FY23 by reusing equipment. Circularity of devices Across our industry small IT equipment and electronics, such as devices, constitute around 9% of total e-waste generated.1 We aim to reduce our impact in this area by implementing circular devices initiatives in conjunction with our partners and other operators. Improving collection rates for used devices Our previous metric that measured weight of products collected via product take-back schemes is not reported in FY23 as we have retired it in place of our newly formed partnership with WWF. In November 2022 we launched our ‘1 million phones for the planet’ campaign, to raise consumer awareness of e-waste and incentivise our customers to bring back their used devices for trade-in, donation or recycling. WWF’s ability to deliver impactful environment projects, combined with Vodafone’s digital technology capabilities and our reach across a global consumer audience, will enable us to show how technology can help overcome sustainability and conservation challenges. This year we also we launched a new e-waste compensation partnership in Germany. Our ‘One for One’ campaign promises that for every phone purchased directly from us, our partners at Closing the Loop will collect one for recycling from an African country that does not have safe recycling infrastructure or systems. This diverts e-waste from landfill or incineration, whilst also enabling valuable materials such as gold and palladium to be recovered from otherwise hazardous waste. Our partnership with Closing the Loop aims to enable the safe collection and recycling of over one million scrap devices per year. Extending the lifetime of devices In partnership with Recommerce, our ‘Trade in’ campaign encourages customers to extend the lifetime of their device by trading it in to be refurbished and resold. Our digital trade-in platform, now live in four European markets, offers customers a guaranteed price to make the trade-in customer journey convenient, cost-effective and attractive. Notes: 1. GSMA, Strategy paper for circular economy: Mobile Devices, 2022 2. ADEME (2022) Assessment of the environmental impact of a set of refurbished products 38 Strategic report Vodafone Group Plc Annual Report on Form 20-F 2023 Governance Financials Other information

We contribute to the Sustainable Development Goals The UN Sustainable Development Goals (‘SDGs’) provide a blueprint for human progress and a clear call to action for businesses to contribute to a better future. The confluence of the climate crisis and the macro economic downturn as a result of the COVID-19 pandemic has exacerbated existing challenges for society, particularly in less developed countries, and led to a reversal of progress on a number of SDGs. For example, we have seen the first rise in extreme poverty in a generation, with around 120 million people pushed back into extreme poverty1 .. Furthermore, the UN estimates that COVID-19 has wiped out 20 years of educational gains, with secondary school completion rates at just 53%, and this is predicted to decline.1 Digital technology will be essential in reducing these impacts and helping progress towards delivering the SDGs. We are committed to playing our role and believe we can increase the speed and scale of delivery across a wide number of SDGs through leveraging our technology and services, and through partnering with others. Simultaneously, we can drive significant growth. For example, our M-Pesa mobile money platform, designed to enable financial inclusion, has 58.5 million active customers (including Ghana). Excluding Safaricom, M-Pesa revenue in FY23 was €444 million. Note: 1. UN, 2022. We enable inclusive and sustainable digital societies At Vodafone we are accelerating connectivity and digitalisation in order to meet the SDGs by 2030. We have identified two priority SDGs (SDG 9 build resilient infrastructure and innovation, and SDG 17 strengthen the means of implementation and partnerships for sustainable development) that will enable us and our partners to find lasting solutions to social, economic and environmental challenges and thereby accelerate the delivery of other SDGs. Read more about our partnerships on page 30 to 32 and 37 to 38 The SDGs will only be achieved in partnership, and we continue to pioneer new models of cooperation between business, governments, international organisations, and civil society to deliver process and scale. For example, we were a founding member of the International Telecommunication Union’s Partner2Connect coalition to connect the unconnected. We also initiated and co-led the first multi-stakeholder working group on smartphone access and affordability under the auspices of the Broadband Commission for Sustainable Development. This year, our partnership in Ethiopia with Safaricom, Sumitomo Corporation and CDC Group launched a new network in Ethiopia combining our innovation and technology to help solve customer and societal challenges in the region. We have also increased our partnerships to address the climate crisis. This includes our partnership with the Egyptian government and United Nations Framework Convention on Climate Change in COP27 in Egypt in November 2022, and our global partnership with WWF that will support our goals to reduce carbon emissions to net zero by 2040 and encourage a more circular economy for mobile phones. Through connectivity infrastructure, digital innovations and partnerships, we deliver impact across many of the SDGs. Examples of our projects and initiatives supporting the SDGs over the last year Read more about our contribution to the SDGs: vodafone.com/sdgs No poverty Our everyone.connected campaign in the UK has delivered £108 million in social value helping customers deal with the increased level of poverty due to cost of living increases. Read more about our approach to the cost of living: vodafone.com Sustainable cities and communities Our IoT solutions help local governments take control of their energy usage across multiple sites, improve air quality via monitors and optimise waste collection. Read more about our digital solutions to build sustainable cities: vodafone.com 12 of our European markets have launched Eco Rating schemes to provide consistent, accurate information on the environmental impact of products, including smartphones. Read more about Eco Rating for mobile phones: vodafone.com/eco-rating Responsible consumption Good health and wellbeing Our partnership with Deloitte will provide new and effective ways for medical professionals to diagnose, treat, and support patients. Read more about our partnership: vodafone.com/business/industry/health Quality education Our Connected Education programme has benefited over 1.7 million students and teachers in 5,500 education institutions across 13 countries. Click or scan to watch how Vodafone is providing digital learning through connected education. Gender equality We continue to design digital solutions to empower women such as Mum & Baby with over 2.3 million customers subscribing to our free maternal health programme. Read more about our Mum & Baby programme on page 31. Affordable and clean energy Since July 2021 our European network is powered 100% by electricity purchased from renewable sources and are forming new agreements to enable us to purchase renewable power in Africa. We are also partnering with others to innovate in renewable technologies for remote mobile sites. Read more about our Planet purpose pillar on pages 35-38. Read more about self-powered mobile masts providing sustainable solutions for rural communities: vodafone.com/self-powered-mobile-masts 39 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

To underpin the delivery of our purpose, we ensure that we operate in a responsible way. Acting ethically, lawfully and with integrity is critical to our long-term success. This section of the Strategic Report covers the elements underpinning our responsible business strategy. On this page, we explain how we embed an understanding of our Code of Conduct throughout the Group and provide our people and suppliers with access to a whistleblowing hotline (‘Speak Up’). This section also summarises our approach to protecting data and people, as well as how we ensure we behave ethically, lawfully and with integrity wherever we operate. Code of Conduct Our Code of Conduct sets out what we expect from every single person working for Vodafone, regardless of location. We also expect our suppliers and business partners to uphold the same standards as set out in our Code of Ethical Purchasing. Click here to read our Code of Conduct: vodafone.com/code-of-conduct Our Doing What’s Right (‘DWR’) training and communication programme is key to embedding a shared understanding of the Code of Conduct across Vodafone. Throughout the year, the Doing What’s Right communication programme promoted different areas of our Code of Conduct, including Speak Up, anti-bribery, privacy, competition law, security, and health and safety. In FY23, we launched a campaign to reinforce how line managers have a critical responsibility to be a role model for ethics and integrity at Vodafone and create a culture where we take decisions that foster trust and admiration. Training in our Code of Conduct is mandatory for all employees and is included in our standard induction process for new employees. This year we have upgraded our DWR learning strategy moving from training every two years to a learning intervention every year. Of those employees assigned Doing What’s Right training, 93% had completed the training as at 31 March 2023. From FY24 onwards, end-of-year reward linked to an individual’s impact will be underpinned by minimum standards, including completion of our Doing What’s Right training, that reinforce our commitment to building an ethical culture. We also strive to make compliance easy for our employees and continue to improve our digital Code of Conduct and Global Policy Portal, the internal platform where employees can find information about our policies and procedures. During FY23, 220,000 visits to these portals were logged which is an indicator that our employees are engaging with our policies. Our Code of Conduct is well understood throughout Vodafone. In our latest Spirit Beat employee survey, 95% of respondents agreed with the statement ‘Our team lives by the Code of Conduct’. Speak Up Everyone who works for or on behalf of Vodafone has a responsibility to report any behaviour at work that may be unlawful or criminal, or could amount to an abuse of our policies, systems or processes and therefore be a breach of our Code of Conduct. Employees are able to raise concerns with a line manager, with a colleague from human resources or through our anonymous confidential third-party hotline, Speak Up, which is accessible in local languages online or by telephone. We have a non-retaliation policy when a genuine concern has been reported. Everyone who raises a concern in good faith is treated fairly, with no negative consequences for their employment with Vodafone, regardless of the outcome of any subsequent investigation. Speak Up reports are confidentially investigated by local specialist teams, with a senior team in place to triage reports. Each grievance is monitored to verify that any corrective action plan or remediation has been conducted. Our Group Risk and Compliance Committee reviews the effectiveness of the Speak Up process and trends twice a year, and the Audit and Risk Committee receives an annual update, with additional ad hoc reviews also carried out where appropriate. Our employees trust our Speak Up process, as evidenced by our September 2022 Spirit Beat survey, with 85% of respondents agreeing that they believe appropriate action would be taken as a result of using the process. We also track the proportion of ‘named’ versus ‘anonymous’ reports as a higher number of named reports suggests higher levels of trust in the Speak Up process. During the year, 57% (FY22: 64%) of reports were ‘named’ and this was higher than available industry benchmarks. This year, 505 (FY22: 642) separate concerns were reported using Speak Up. Speak Up reports could relate to matters of unlawful behaviour or matters of integrity, such as bribery, fraud, price fixing, a conflict of interest, or a breach of data privacy. Reports could also relate to people issues such as discrimination, bullying or harassment, danger to the health and safety of employees or the public, or potential abuses of human rights. If we decide to proceed with an investigation, a qualified expert will investigate, keeping the person who raised the concern informed throughout the process. Where reports made to Speak Up require remedial action, this could include consequences at the individual level, or changes to internal processes and procedures. Speak Up is owned by the Chief Human Resources Officer and overseen by the Group Risk and Compliance Committee. In 2022, we undertook a review of the Speak Up process to check it against the UN Guiding Principles on Business and Human Rights requirements. Speak Up topics raised during the year Topic1 Speak Up reports Requiring remedial action People issues2 70% 35% Integrity 24% 51% Other 5% 41% Health and safety 1% 50% Notes: 1. There were no reports relating to modern slavery concerns reported during the period (FY22: zero reports). 2. Diversity & Inclusion topics accounted for 2% of the People issues reported during the year. Speak Up is also made available to our suppliers and is communicated through our Code of Ethical Purchasing. For suppliers that decide to maintain their own grievance mechanisms, we require that they inform us of any grievances raised relating to work done on behalf of Vodafone directly. Protecting data Millions of people communicate and share information over our networks, enabling them to connect, innovate and prosper. Customers trust us with their data and maintaining this trust is critical. Data privacy We believe that everyone has a right to privacy wherever they live in the world, and our commitment to our customers’ privacy goes beyond legal compliance. As a result, our privacy programme applies globally, irrespective of whether there are local data protection or privacy laws. Our privacy management policy is based on the European Union General Data Protection Regulation (‘GDPR’) and this is applied across Vodafone markets both inside and outside the European Economic Area. Our privacy management policy establishes a framework within which local data protection and privacy laws are respected and sets a baseline for those markets where there are no equivalent legal requirements. Responsible business Responsible business 40 Strategic report Vodafone Group Plc Annual Report on Form 20-F 2023 Governance Financials Other information

Privacy risks As data volumes continue to grow and regulatory and customer scrutiny increases, it is important to be clear on the privacy risks we face, as well as how our policies and programmes can mitigate these risks. We categorise data privacy risk into three main areas: – Collection: collection of personal data without permissions or excessive collection of data; – Access & use: use of personal data for unauthorised purposes, excessive data retention or poor data quality; and – Sharing: unauthorised disclosure of personal data, including supplier non-compliance with the law or our own policies. To help us identify and manage evolving risks, we constantly evaluate our business strategy, new technologies, products and services, as well as government policies and regulation. Privacy principles Our privacy programme governs how we collect, use and manage our customers’ personal data to ensure we respect the confidentiality of their communications and any choices that they have made regarding the use of their data. Our privacy programme is based on the following principles: accountability; fairness and lawfulness; choice and access; security safeguards; privacy by design; openness and honesty; responsible data management; and balance. Click to read more about our privacy principles and how they guide the way our products are designed and built: vodafone.com/privacy Using customer data We want to enable our customers to get the most out of our products and services. To provide these services, we need to use our customers’ personal information. We aim to protect our customers’ data, use it for a stated and specific purpose, and we are always open about what customer data we collect, and why we collect it. Click to read more about uses of customer data: investors.vodafone.com/sasb Each local market publishes a Privacy Statement to provide clear, transparent and relevant information on how we collect and use personal data, what choices are available regarding its use and how customers can exercise their rights. Our product-specific privacy notices include details relating to a particular product. These statements and notices are available to customers online, in the MyVodafone app and in our retail stores. We provide our customers with access to their data through online and physical channels. These channels can be used also to request deletion of data that is no longer necessary, or for correction of outdated or incorrect data, or for data portability. Our customer privacy statements and other customer facing documents provide comprehensive information on how these rights can be exercised and how to raise complaints or contact the relevant data protection authority. Our frontline retail and customer support staff are trained to respond to customers’ requests. Our state-of-the-art, multi-channel permission management approach was deployed across our channels (MyVodafone app, website, call centres and retail stores) in 2018. This approach allows our customers to control how we use their data for marketing and other purposes at any time and the permissions are synchronised across our channels. For example, customers can: – Opt-in for processing of special categories of data; – Choose what data we collect through the MyVodafone app and how it is used; – Opt-out from marketing across different channels (call, SMS, notifications), or opt-in to the use of their communications metadata for marketing purposes or for receiving third-party marketing messages; and – Opt-out from the use of anonymised network and location data (‘Vodafone Analytics’). Click to read more about our privacy policies: vodafone.com/privacy We always seek to respect and protect the right to privacy, including our customers’ lawful rights to hold and express opinions and share information and ideas without interference. At the same time, as a licensed national operator, we are obliged to comply with lawful orders from national authorities and the judiciary, including law enforcement. Click or scan to watch our privacy experts summarise our approach to data privacy: investors.vodafone.com/videos Case study: Privacy-first digital advertising Following a trial of a new ‘TrustPid’ solution, we have formed a new joint venture with three other major European telecommunications operators. TrustPid is a technology for data protection-compliant digital marketing, allowing consumers to enjoy free content and the benefits of the open internet whilst maintaining control over their privacy. TrustPid requires express consent of the user to be activated and offers a centralised self-serve privacy portal enabling users to review and manage their consents across websites participating in the service at any time. Users can revoke their consents all at once or individually per website, as well as block the service. TrustPid works with secure, unique network-based digital tokens generated using the IP address of the user and multiple de-identification steps to break the ‘link-ability’ back to the users. The telecommunications providers are responsible for creating a pseudonymised network ID which is used by the TrustPid platform to generate the additional digital tokens. The telecommunications providers do not enhance the tokens with any customer or traffic data, nor is any other directly identifiable data, such as name or email address, shared or processed by the service in any other way. The digital tokens shared with advertisers and publishers are randomised, specific for each domain and have a limited lifespan of up to 90 days. These allow advertisers and publishers to provide users with a personalised experience on their websites, apps and services, without being able to trace them back to reveal the personal identity of the individuals, and always with the requirement that the user must have provided express prior consent for each individual site. These measures reduce the risk of uncontrolled cross-site tracking, data sharing and profiling across different partners – one of the big drawbacks for consumers in the way digital advertising works today. Transparency, control and data minimisation are key principles for TrustPid which seeks to provide a privacy first solution whereby only the minimum personal data for the service to work is processed and shared on a need-to-know basis. The European Commission has provided unconditional approval for the creation of the joint venture and the joint venture partners have now tested the platform with advertisers and publishers in Germany and Spain. All local data protection authorities were consulted before the trial was initiated. Following completion of the trial at the end of May 2023, the joint venture will outline its vision and strategy, including information about next steps and a commercial launch, which will be announced in due course by a new company called Utiq. Click to read more about Utiq: utiq.com 41 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Operating model We have an experienced team of privacy specialists dedicated to ensuring compliance with data protection laws and our policies in the countries where we operate. We apply a process-based approach to managing privacy risks across the data lifecycle and teams from across Vodafone ensure end-to-end coverage. Dedicated security teams ensure appropriate technical and organisational information security measures are applied to protect personal data against unauthorised access, disclosure, loss or use during transit and at rest. Read more about cyber security on pages 42 to 43 and 53 All products, services and processes are subject to privacy impact assessments as part of their development and throughout their lifecycle. We maintain personal data processing records, supplier privacy compliance, data breach management and individual rights processes, as well as internal and international data transfer compliance frameworks, and training and awareness programmes. In our supply chain, privacy and security requirements form a key part of our supplier management processes. All suppliers go through a thorough onboarding process to verify their adherence with these requirements, appropriate data protection agreements are agreed, and suppliers are subject to continuous monitoring. Our teams monitor and influence regulatory and industry developments and work to build and maintain relationships with local data protection authorities and other key stakeholders. Our privacy control frameworks are subject to continuous risk-based improvements. In addition to introducing updates to our global privacy controls, we also require every employee, and where possible contractors, to complete Doing What’s Right privacy training within six weeks of joining and then in line with our annual learning intervention cycle. We also have targeted training for high-risk roles which is aimed at teams with a key role in personal data processing. With this approach we aim to achieve a 90% completion rate on both types of training across all target groups across our global footprint. In FY23, 95% of assigned employees completed Doing What’s Right or more specific privacy training. The effectiveness of control implementation is subject to quarterly reporting, and annual evidence-based testing by the privacy teams, as well as internal audit. Control implementation is also reviewed by local market CEOs, the Group Risk and Compliance Committee and the Audit and Risk Committee. Any findings are subject to remedial actions by the responsible control operator, and completion is monitored. Governance The General Counsel and Company Secretary, a member of the Executive Committee, oversees the global privacy programme. The Group Privacy Officer, reporting to the General Counsel, is responsible for managing and overseeing the privacy programme on a day-to-day basis across the markets and provides regular status reports to the General Counsel and Company Secretary and an annual update to the Audit and Risk Committee. During the year, the Group Chief Executive also introduced regular compliance reviews to ensure operating companies were adhering to the Group’s policies and procedures. This included oversight of our privacy programme. Whilst each employee is responsible for protecting personal data they are trusted with, accountability for compliance sits with each operating company. A member of the local executive committee oversees the local implementation of our privacy programme. Each operating company also has a dedicated privacy officer, privacy legal counsel and other privacy specialists. Local privacy officers report to the Group Privacy Officer throughout the year. The Privacy Leadership team approves new standards and guidelines and monitors the implementation of global privacy plans. Operating companies also maintain privacy steering committees that bring together privacy and security teams and senior management from relevant business functions. Privacy incidents We have a strong culture of data privacy and our assurance and monitoring activities are designed to identify potential issues before they materialise. However, during the financial year, Vodafone was fined €1 million (FY22: €2 million) for separate data privacy issues, primarily relating to fraudulent SIM swaps, telesales and marketing without consent, human and system errors in data processing, and delayed execution of data subject rights. In response, we have introduced new standards and increased monitoring. Read more about how we respond to a data breach in the cyber security section on page 43 Cyber security Our role is to enable connectivity in society. As a provider of critical national infrastructure and connectivity that is relied upon by millions of customers, we prioritise cyber and information security across everything we do. Our customers use Vodafone products and services because of our next-generation connectivity, but also because they trust that their information is secure. Cyber attacks are part of the technology landscape today and will be in the future. All organisations, governments and people will be subject to cyber attacks and some will be successful. The telecommunications industry is faced with a unique set of risks as we provide connectivity services and handle private communication data. Our operating model is designed based on this knowledge and focused on how we prevent, detect and respond to attacks to minimise the impact. We have published a separate factsheet which provides more detail on our approach to managing cyber risk at Vodafone, as well as how we protect our customers from cyber threats. The following section is a summary of our approach. Click to read our cyber security factsheet: investors.vodafone.com/cyber Responsible business (continued) Our cyber security strategy Our vision is a secure connected future for our customers and society. We are motivated by a clear purpose to inspire customer trust and loyalty by providing sustained cyber security, ultimately contributing to a secure society and an inclusive future for all. Our cyber security strategy sets out how we plan to achieve these goals. It is aligned to, and forms part of, Vodafone’s 2025 technology strategy. Our cyber security strategy has six pillars: control evolution, secure by design, dynamic trust, real-time data & real-time response, Spirit of Vodafone and culture, and security for society. Identification of vulnerabilities and risks Cyber security is one of Vodafone’s principal risks. We understand that if not managed effectively, there could be major customer, financial, reputation, stakeholder or regulatory impacts. Risk and threat management are fundamental to maintaining the security of our services across every aspect of our business. To help us identify and manage emerging and evolving risks, we constantly evaluate and challenge our business strategy, new technologies, government policies and regulation, and cyber threats. We conduct regular reviews of the most significant security risks affecting our business and develop strategies and policies to detect, prevent and respond to them. Our cyber security strategy focuses on minimising the risk of cyber incidents that affect our networks and services. When incidents do occur, we identify the root causes and use them to improve our controls. Click or scan to watch our cyber security experts summarise our approach to cyber security: investors.vodafone.com/videos 42 Strategic report Vodafone Group Plc Annual Report on Form 20-F 2023 Governance Financials Other information

Risk and control framework Controls can prevent, detect or respond to risks. Most risks and threats are prevented from occurring and most will be detected before they cause harm and need a response. A small minority will need recovery actions. We use a common global framework called the Cyber Security Baseline and it is mandatory across the entire Group. The baseline is based on an international standard and includes key security controls which significantly reduce cyber security risk by preventing, detecting or responding to events and attacks. We have effectiveness targets for the key controls that are monitored and reported to senior management for each market every month. The framework is regularly reviewed and new controls or new targets identified each year. As well as monitoring control effectiveness within Vodafone, we oversee the cyber security of our suppliers and third parties with a dedicated team. At supplier onboarding, security requirements are written into contracts, and we determine the inherent risk of the supplier based on the service they are providing. We then assess their controls to understand the residual risk, which informs the frequency of review. We follow up on open actions and ensure security incidents are tracked and managed. A dedicated assurance team reviews and validates the effectiveness of our security controls, and our control environment is subject to regular internal audit. The security of our mobile networks is also independently tested and benchmarked versus other telecommunications operators every year to assure we are maintaining the highest standards and our controls are operating effectively. We maintain independently audited information security certifications, including ISO 27001, which cover our global technology function and 15 local markets. In addition, our markets comply with national information security requirements where applicable. Read more about our identification of cyber threat as a principal risk on page 53 New technologies, industry practice and regulations We adopt new technologies to better serve our customers and gain operational efficiency. For every technology programme, new or existing, we follow our Security by Design process, evaluating suppliers’ hardware and software, modelling threats and understanding the risks before designing, implementing and testing the necessary security controls. We anticipate threats will continue from existing sources, but also evolve in areas such as 5G, IoT, vendor software integrity, quantum computing and the use of artificial intelligence (‘AI’) and machine learning. More broadly, we actively engage with stakeholders, including industry and government, in order to protect Vodafone, respond to cyber threats and work together to share best practice. Given our expertise and extensive experience, we also engage with a wide range of organisations to help improve the understanding of cyber security thinking and practice, and contribute to public policy, technical standards, information sharing and analysis, risk assessment, and governance. We expect a significant increase in security regulation over the next few years as governments respond to the heightened cyber threat landscape, recognising that telecommunications operators provide critical national infrastructure. We engage directly with governments and industry partners to promote proportionate, risk-based and cost-effective solutions to security threats. We look to establish shared approaches to reinforce standardisation and regulatory frameworks that apply equally to all market participants. Operating model We have implemented an operating model based on the leading industry security standards published by the US National Institute of Standards and Technology (‘NIST’). The model is designed to reduce risk through constantly protecting, defending and improving our security. We have an in-house international team of almost 1,000 employees and we also work with third-party experts in specialist areas. Our scale means we benefit from global collaboration, technology sharing and deep expertise, and ultimately have greater visibility of emerging threats. Although the cyber team leads on detect, respond and recover, preventative and protective controls are embedded across all our technology and throughout the entire business. Every employee has responsibility for cyber security and must follow the Vodafone Cyber Code, be sensitive to threats and report suspicious activity. Embedded in our Code of Conduct, the Cyber Code is the cornerstone of how we expect all employees to behave when it comes to best practice in cyber security. It consists of seven areas where employees need to follow security good practice. Click to read more about Vodafone’s Cyber Code in our Code of Conduct: vodafone.com/code-of-conduct Cyber security is included within our Doing What’s Right training programme and our latest module was translated for non-English-speaking markets during the year, having been launched in English last year. We are also about to launch a training manual for contractors. Training on our Code of Conduct and cyber security is included in our standard induction process for new employees, and we expect every employee to complete annual learning interventions when assigned. Governance The Chief Technology Officer and Chief Network Officer are the Executive Committee members responsible for managing the risks associated with cyber threats and information security. The Cyber Security, Technology Assurance and Strategy (‘CTAS’) Director is responsible for managing and overseeing the cyber security programme on a day-to-day basis and reports to the Chief Technology Officer. Reporting to the CTAS Director are the heads of the global cyber security functions and markets or regions. The local cyber security leads are part of their local management teams and responsible for the cyber agenda in their market or region. Key risk indicators for our most important controls and our security baseline are reported to senior management and the Executive Committee every month. Cyber threats and information security are a major area of focus for the Board’s Audit and Risk Committee and detailed updates including threat landscape, incidents, security position, residual risk and security strategy and programme progress were provided by the CTAS Director twice during the year, most recently in March 2023. Read more about the Audit and Risk Committee’s oversight of cyber security on pages 77 to 82 Cyber incidents As a global connectivity provider, we are subject to a range of cyber threats. We use our layers of controls to identify, block and mitigate threats and reduce any business or customer impact. Where a security incident occurs, we have a consistent incident management framework and an experienced team to manage our response. The focus of our incident responders is always fast risk mitigation and customer security. In the event of a cyber breach, disclosure is made in line with local regulations and laws, and based on a risk assessment considering customers, law enforcement and relevant authorities. The European Union’s GDPR provides a framework for notifying customers in the event there is a loss of customer data because of a data breach, and this framework is a baseline across all our markets. Vodafone classifies security incidents on a scale (S0-S4) according to severity, measured by business and customer impact. We attribute root causes to incidents and use the information to improve our control effectiveness. The highest severity category (S0) corresponds to a significant data breach or loss of service caused by the incident. There have been no cyber incidents classified at this level in the past financial year. Even with an increased threat landscape, we have seen a gradual decline in the numbers of more severe incidents. Click to read more about how we manage risks from technology disruptions in our SASB disclosure: investors.vodafone.com/sasb 43 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Protecting people Wherever we operate, we have an opportunity to contribute to the advancement of fundamental rights for our customers, colleagues and communities. We are also conscious of the risks associated with our operations and we work hard to mitigate negative impacts, ensuring we keep people safe. Health and safety Keeping people safe is one of the most important responsibilities we hold as an employer. Our ongoing focus is to provide a safe working environment for everyone working for and on behalf of Vodafone and the communities in which we operate. We want to ensure that everyone is safe when working with and for Vodafone. Our health and safety framework provides a consistent approach to safety leadership, planning, performance monitoring, governance and assurance. Our commitment to safety does not differentiate between employees, contractors and suppliers, all of whom benefit from the same focus on preventing harm, both on worksites and when working or moving between sites. Health and safety risks We continue to focus on our key health and safety risks, which account for the majority of reported incidents and remain a focus area globally: occupational road risk, falls from height, and working with electricity and fibre. Road traffic incidents continue to be the primary cause of major injuries and fatalities reported globally, accounting for 58% of incidents classified as ‘high potential’ during the year. We continue to focus on road safety and driver behaviour within our global health and safety strategy and operating company plans. In addition, local market road risk controls are reviewed as part of our internal assurance plans. In recognition of our key health and safety risks, we established the ‘Vodafone Absolute Rules’. These rules focus on risks that present the greatest potential for harm for anyone working for or on behalf of Vodafone. The Absolute Rules apply everywhere we work and provide clear expectations for safe behaviour for everyone to follow. The Absolute Rules must be followed by all Vodafone employees and contractors, as well as our suppliers’ employees and contractors. Where this requirement is not met, we take appropriate management actions. In the September 2022 Spirit Beat survey, 94% of employees agreed that the Absolute Rules are taken seriously at Vodafone. Leadership engagement Our Executive Committee and operating company executive committees provide visible and clear leadership in health and safety. These senior leaders are actively engaged and carry out regular face-to-face site tours throughout the year as they recognise the importance of connecting with teams and critical workers as they continue to maintain our networks, work in our retail stores and on customer sites. We ensure everyone has access to senior leadership support in health and safety matters, as this is critical to encouraging people to voice any concerns. We also launched our mandatory ‘Leading for Health & Safety at Work’ e-learning module. This module sets out the specific impact we expect our leaders to have, such as: – Set high and visible standards for health and safety, and continuously challenge others to do the same; – Build and sustain an authentic, preventative, and caring safety culture; – Empower and encourage their teams to take ownership; and – Be well informed about safety risks and controls and ensure open communication with their teams around best practice. The training module provides personal experiences, views, and advice from some of our global senior leaders. By 31 March 2023, 3,910 assigned leaders had completed the module. Health and safety governance Health and safety is managed through a global health and safety framework, which includes the monitoring and assessing of risks, setting targets, reviewing progress and reporting performance. Our global safety framework is based on international standards for occupational health and safety. It is aligned to internationally recognised best practice, and always meets or exceeds local requirements. In addition, some of our local markets have chosen to undergo independent external certification to ISO 45001, the international standard for occupational health and safety; 57% of our group’s workforce is externally certified to ISO 45001. All incidents relating to key risks and breaches of the Vodafone Absolute Rules are reported and investigated in adherence with timescales contained within our Incident Reporting Standard. We ensure that incidents are investigated in accordance with their severity, and appropriate remedial actions and improvements are identified and implemented. We strongly believe in the importance of prevention; however, we also believe that every incident should be treated as an opportunity for learning and improvement. Health and safety is a global policy and is included within our global risk and compliance governance programme. This year we resumed in-country audits, although remote validation continued as a complementary process. Our audits focused on fixed networks in Germany, Czech Republic, Romania and Albania in response to our key risks of working at height and working with electricity and fibre operations. Our audits in our _VOIS shared service centres in Egypt focused on occupational road risk. Visits were also made to South Africa, Turkey, Mozambique, Tanzania, and Ethiopia. These were focused on engagement and communication and included a combination of team meetings, site visits with contractors and suppliers, meetings with local community stakeholders and, where applicable, verification checks following any serious incidents. Employee engagement and consultation in our arrangements for health and safety are the foundations of our approach and all markets have Health and Safety consultative committees that meet on a regular basis. They include elected employee safety representatives, as well as representatives from unions and works councils, as appropriate to each market. Training We continue to include a health and safety module as part of our mandatory ‘Doing What’s Right’ training. The training module includes a video from our Chief Human Resources Officer demonstrating senior-level support for the Vodafone Absolute Rules. Every employee must complete the training within six weeks of joining and then follow our annual learning intervention cycle. During FY23, 93% of assigned Vodafone employees completed the health and safety module. Contractors are required to complete separate training relevant to their role and position. Each local market is also responsible for delivering health and safety training which supports the development of appropriate safety leadership skills, behaviours and identification of health and safety risks. Additional training is specific to an individual’s role and aligned to each market’s local safety legislation. Key performance indicators We have a global set of key performance indicators as part of our safety framework, which are reported monthly to the Executive Committee, and bi-annually to the Board: – Number of fatalities; – Number of employee lost time incidents (‘LTI’); and – Number of top safety risks, including breaches of our Absolute Rules. Responsible business (continued) 44 Strategic report Vodafone Group Plc Annual Report on Form 20-F 2023 Governance Financials Other information

All fatalities that may be connected with our activities in any way, including those affecting employees, suppliers and members of the public are formally reported to the Group’s Executive Committee and to the Board by the Head of Health, Safety and Wellbeing (‘HSW’). Each incident is investigated by an investigation team to determine the facts and any actions required to prevent recurrence. The investigation’s findings are reviewed by the Chief Human Resources Officer at a formal review meeting to ensure the thoroughness of the investigation, suitability of corrective and preventive actions and to determine whether the fatal accident was within Vodafone’s control or not. All fatalities determined to be within Vodafone’s control are considered ‘recordable’ and are publicly reported. Our aim is to ensure no one gets hurt. Any injury is one too many and any loss of life related to our operations is unacceptable. It is therefore with great regret that we record a fatality additional to the one reported in the prior financial year (FY22), that has since been determined to be within Vodafone’s control. In Vodacom South Africa, a supplier’s employee fell from height whilst working on a telecoms tower. In response to the incident the following actions have been taken: – Held forums with employees and suppliers to share experiences and improve health and safety awareness; – Updated our policies to ensure only specialised suppliers are engaged to provide specific tasks, and those suppliers have received relevant training and use appropriate equipment; and – Updated our working at height training materials and procedures and shared these throughout Vodacom South Africa and its suppliers. There have been no recorded fatalities during FY23. We track and investigate incidents relating to our top health and safety risks and breaches of the Vodafone Absolute Rules. During the year, 2,059 breaches of Vodafone Absolute Rules and 484 incidents relating to our key risks were recorded. Each incident is investigated, and we seek to identify the root cause and ensure suitable corrective action is taken where necessary. An investigation into each incident is conducted at a scale proportionate to the indicative level of risk. By reporting, investigating and taking preventive action as a result of these events we believe we can continuously reduce the risk of future injury. Lost-time incident (‘LTI’) is the term we use when an employee is injured while carrying out a work-related task and is consequently unable to perform their regular duties for a complete shift or period of time after the incident. During the year, 19 employee LTIs were reported; three of these occurred whilst travelling for work, one occurred in a Vodafone office, three occurred in retail, four occurred in a public space, and eight occurred on work sites. In total these incidents account for 237 lost workdays. Key performance indicators 2023 2022 Work-related injuries or ill health (excluding fatalities) Employees and contractors 19 12 Suppliers’ employees and contractors 21 30 Lost-time incidents (‘LTI’) Number of lost-time employee and contractor incidents1 19 12 Lost-time incident rate per 1,000 employees and contractors 0.20 0.11 Total recordable fatalities Employees and contractors 0 0 Suppliers’ employees/contractors 0 22 Members of the public 0 2 Notes: 1. Lost-time incident means the loss of one or more work day as a result of injury. 2. Includes one additional incident reported to be within Vodafone’s control. Mobiles, masts and health The health and safety of our customers and the wider public has always been, and continues to be, a priority for us. Our masts fully comply with national regulations, which are typically based on, or go beyond, international guidelines set by the independent scientific body, the International Commission for Non-Ionizing Radiation Protection (‘ICNIRP’). There has been scientific research on mobile frequencies for decades, including those used by 5G. If exposure is within national regulations, the scientific consensus is that there is no adverse impact on health. We continually monitor and evaluate our mobile networks to make sure we meet all regulations. In addition, all the products we sell are rigorously evaluated to ensure they comply with international safety guidelines. As well as complying with national regulations, markets that have rolled out 5G apply the ‘Smart PowerLock’ (‘SPL’) feature. This innovative technology, designed for use with the adaptive antennas used for 5G, continuously monitors the transmitted radio frequency power of the antenna to ensure it is always below a threshold when averaged over a predefined time window. This guarantees compliance with electromagnetic field (‘EMF’) regulations under all possible operating conditions for 5G sites. This is now one of many software features that are routinely activated when a new 5G site is commissioned. SPL also includes statistics, that can be used to build evidence of compliance over several weeks for a given site if needed by regulators. National regulators have accepted the feature as effective. Science monitoring Scientific reviews have made a vital contribution to establishing industry guidelines and standards. We follow the results of these independent expert reviews to understand developments in scientific research related to mobile devices, base stations, and health. In February 2022, an EU-funded scientific study into the effect of mobile phone use by children and young people was published. The case study was conducted between 2010 and 2015 across 14 countries with more than 2,000 participants aged 10-24 years. The study found no evidence of a causal association between wireless phone use and brain tumours. We fund research into mobile devices, base stations, and health through funding bodies such as national governments to ensure that the research remains independent of industry influence, including our own. We also respond to requests from bodies conducting research by providing technical advice and information on the use of mobile devices. This helps to ensure scientists have access to the best-quality information available. Harmonisation with international science-based guidelines Following the opening in 2020 of updated international guidelines on electromagnetic frequencies, we have supported and promoted the transition from the previous guidelines from 1998 to this more up-to-date and appropriate set of guidelines. In EU Member States the EMF regulations are set nationally. With the exception of Italy and Greece, which have updated their national regulations, our other European markets continue to align with the EU Council Recommendation of 1999. We expect that this will be updated to reflect the ICNIRP 2020 guidelines. Click to read more about the ICNIRP 2020 guidelines: icnirp.org Operating model We have robust governance mechanisms in place and conduct regular compliance assessments to ensure that our products meet the standards set by the Group policy and national regulations. The Group EMF leadership team met four times during the year and submitted written reports to the Executive Committee and the Board. We conduct network measurements and calculations of EMF exposure from the network masts and review the test reports we receive on EMF testing on devices. During the year, end-to-end compliance reviews in two of our markets verified robust and optimised EMF risk management, and examples of best practice are shared across our footprint. All Vodafone markets participated in a compliance self-assessment programme with assurance provided through our compliance team. 45 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Human rights We want to make sure that we have a positive impact on people and society, which includes respecting human rights in all our operations. We are a long-standing member of the UN Global Compact (‘UNGC’) and follow the United Nations Guiding Principles on Business and Human Rights (‘UNGP’), which guide our approach. Click to read more about our human rights approach: vodafone.com/human-rights Our Human Rights Policy Statement details how we do this and is backed up by our internal Human Rights Policy which sets out how our people must ensure we respect human rights, including steps to take through our other aligned policies, such as those covering artificial intelligence, responsible minerals, health, safety and wellbeing, human resources, privacy management, marketing, business resilience and law enforcement assistance. Click to read our Human Rights Policy Statement: vodafone.com/human-rights-policy-statement Human rights risks As a global telecommunications operator, we connect people. This meansthat our most significant human rights risks relate to our customers’ rights to privacy (concerning their data that we safeguard) and freedom of expression (in terms of their access to information, through the connections we provide). Local laws and regulations can mandate that telecommunications operators must provide assistance to governments, and we must comply with lawful government requests as part of our operating licences. This might include the disclosure of customer information or limiting access to digital networks and services. However, our internal law enforcement assistance policy guides us in how to do this in a rights-respecting way and our transparency reporting provides data on certain requests we receive. Click to read more about how we handle law enforcement demands: vodafone.com/handling-law-enforcement-demands The risks to people working in our supply chain are another area of focus for us. We manage these risks through our supply chain management programme which assesses our suppliers for indicators such as forced labour and other risks to human rights, such as health and safety. We also believe in supporting the responsible sourcing of minerals globally. Although we do not source minerals ourselves, we follow the best practice of the OECD Due Diligence Guidance to understand whether our manufactured products include minerals which have been sourced from smelters taking a responsible approach to sourcing. Click to read more about our Conflict Minerals Reports and Statement: vodafone.com/responsibleminerals Our human rights programme also addresses a broader range of human rights risks, such as those relating to the design and deployment of artificial intelligence, children’s rights, data ethics and risks we may become connected with through our broader value chain, such as enterprise customers or partner markets. Responsible business (continued) Click or scan to watch a video summarising our human rights approach: investors.vodafone.com/videos Our approach We conduct due diligence to help make sure that we respect human rights. Due diligence comes in various forms and at different moments in our operations: it may be an independent human rights risk assessment for a new market entry, a thematic impact assessment such as the child rights assessment completed in FY21, or it may be the ongoing assessments we do when considering new partner markets. The nature of our business also means that we need to keep ahead on issues concerning data ethics. For example, this year our Group Data Governance Committee approved a new artificial intelligence policy to underpin our Artificial Intelligence Framework. Click to read more about our Artificial Intelligence Framework: vodafone.com/ai-framework We follow up assessments with mitigating actions, such as contractual commitments to respect human rights in our partner market agreements, and in our enterprise customer contracts. For example, Safaricom Ethiopia followed up the human rights impact assessment conducted in February 2021 with an updated independent assessment and implementation programme in FY23. In previous years, we reported that we had conducted a child rights assessment, and this year we have continued to implement its recommendations. This year, we updated our child protection policy by integrating it and including other child rights considerations into our internal human rights policy. We continue to review our processes. For example, this year we have reviewed and updated our Code of Ethical Purchasing and we have commissioned an independent review of our human rights risks, governance and controls. Next year we will report on the outcome of the review which we expect to conclude later in 2023. Anyone who works for us can use Speak Up to raise concerns about human rights issues. This year we reviewed Speak Up against the UNGP expectations for non-state grievance mechanisms. As a result, we have sought to improve the user experience for reporting any human rights concerns. Governance The Chief External and Corporate Affairs Officer oversees our human rights programme and is a member of the Executive Committee. The senior human rights manager manages our programme, with the support of a cross-functional internal Human Rights Advisory Group, comprising senior managers responsible for: privacy, security, responsible sourcing, and diversity and inclusion, amongst others. This year we have set up a community of human rights champions in each of our operating companies. We report regularly on our progress to the Purpose and Reputation Steering Committee, which assists the Executive Committee in fulfilling duties with regards to our purpose, reputation management and policy. This year our ESG Committee reviewed our approach to managing risks to freedom of expression and privacy in the context of government assistance requests. Read more about our ESG Committee on pages 83 to 84 Collaboration We play our part in developing the global understanding of what businesses should do to respect human rights. We are a member of initiatives such as the United Nations B-Tech Project which convenes business, civil society and government to advance implementation of the UN Guiding Principles in the technology sector. We were a member of the Global Network Initiative ‘GNI’ from 2017. Membership includes a requirement to undergo an independent assessment to assess progress in implementing the GNI Principles. We successfully completed our first GNI independent assessment in 2019, and in 2022 we completed our second independent assessment. The multi-stakeholder GNI Board considered the independent assessment in detail and determined that Vodafone is making good faith efforts to implement the GNI Principles on freedom of expression and privacy with improvement over time. Following the completion of our 2022 assessment, we chose to leave GNI, in order to focus our attention on our broader human rights risks and governance and controls at Group level. Simultaneously, Vodacom has applied for observer status at GNI to take increased ownership of human rights risk management across our Africa footprint. 46 Strategic report Vodafone Group Plc Annual Report on Form 20-F 2023 Governance Financials Other information

Responsible supply chain We spend approximately €25 billion a year with 9,000 direct suppliers around the world to meet our business’ and customers’ needs across network infrastructure, IT and services related to fixed lines, mobile masts and data centres that run our networks. The majority of our external spend is managed by our Vodafone Procurement Company (‘VPC’), based in Luxembourg, and our shared services (‘_VOIS’), based in India. Another large area of spend is on the products we sell to our customers, including mobile phones, tablets, SIM cards, broadband routers, TV set-top boxes and IoT devices. This centralised approach helps to ensure that we maintain a consistent approach to supplier management across Vodafone, from onboarding and vetting a supplier, to raising orders and paying for delivered goods and services. Supply chain risks The main risks in our supply chain relate to three key areas; health and safety matters related to non-compliant fire safety measures, excessive working hours and environmental matters related to non-compliant chemical storage and lack of carbon reduction programmes. This year, these three risks made up 73% of all non-compliance issues found in our supply chain through our assessments. Suppliers that do not meet our standards are provided with a corrective action plan to address any areas for improvement and are required to submit evidence that this has been completed. Industry collaboration We work with other operators collaboratively on supply chain risks within the Joint Alliance for CSR (‘JAC’) formerly known as the Joint Audit Cooperation. We currently chair the JAC working group established to improve ethical, labour and environmental standards in the technology supply chain. We are engaged in workstreams to make progress on key risks in our supply chain, namely human rights, reducing Scope 3 emissions and driving a circular economy to reduce e-waste. JAC reports on progress with respect to third-party factory audits of common suppliers carried out on behalf of all its members in its own reporting. Click to read more about the Joint Alliance for CSR: jac-initiative.com Policy This year we updated our Code of Ethical Purchasing to reinforce the specific requirements that every supplier that works for Vodafone must comply with. These commitments extend down through the supply chain so that a supplier with which we have a direct contractual relationship (Tier 1 supplier) in turn is required to ensure compliance across its own direct supply chain (Tier 2 supplier from Vodafone’s perspective) and beyond. The Code of Ethical Purchasing is based on international standards, including the Universal Declaration of Human Rights and the International Labour Organization’s Fundamental Conventions on Labour Standards. It stipulates the social, ethical, and environmental standards that we expect, including areas such as child and forced labour, health and safety, working hours, discrimination and disciplinary processes. Click to read our Code of Ethical Purchasing: vodafone.com/code-of-ethical-purchasing Our approach When new suppliers tender for work, they are asked to demonstrate policies and procedures that support safe working, diversity in the workplace and to address carbon reduction, renewable energy, plastic reduction, circular economy and product life-cycle which account for up to 20% of the overall evaluation criteria. Commitments made by our suppliers are assessed against our own purpose strategy with respect to diversity & inclusion (5%), the environment (5%) and health & safety (10%) in categories where there is a safety risk. We have included purpose criteria in all FY23 tenders. We continue to assess risk during our on boarding process by using a Supplier Assurance Risk Management (‘SARM’) system to assess key risks associated with new suppliers. The system uses logic to identify suppliers with risks that are material to our business, related to money laundering, bribery, conflict minerals, conflict of interest, corporate security, cyber security, environment, health & safety, payment card industry, privacy, product safety, responsible sourcing and sanctions & trade control. Any identified risks require an independent policy expert to approve suppliers before they are on-boarded, and if necessary, to establish a mitigation plan. Our requirements are backed up by risk assessments, audits and operational improvement processes, which are included in suppliers’ contractual commitments. This year, we launched an improved supplier qualification process which uses a risk-based assessment to review compliance for any new suppliers across 16 countries. The rollout to remaining operations is subject to consultation with the respective workers’ councils. We report on our approach to preventing modern slavery and human trafficking in our business and supply chain in our annual Modern Slavery Statement. Click to read our Modern Slavery Statement: vodafone.com/modern-slavery-statement Governance The Chief Financial Officer oversees our supply chain and is a member of the Executive Committee and Board. Reporting to the Chief Financial Officer, the Chief Executive Officer of the VPC is responsible for the implementation of our Code of Ethical Purchasing. Progress is reported regularly to the Vodafone Procurement Company Board. Procurement is a highly centralised function within the business, with the majority of our external spend managed by VPC. This enables us to maintain a consistent approach to supplier management and makes it easier to monitor and improve supplier performance across our markets. Business integrity We are committed to ensuring that our business operates ethically, lawfully and with integrity wherever we operate as this is critical to our long-term success. Tax and economic contribution As a major investor, taxpayer and employer, we make a significant contribution to the economies of the countries where we operate. In addition to direct and indirect taxation, our financial contributions to governments also include other areas such as radio spectrum fees and spectrum auction proceeds. Click or scan to watch our Group Head of Tax summarise our approach to taxation: investors.vodafone.com/videos Tax transparency Our most recent tax report sets out our total contribution to public finances on a cash-paid basis for both 2021 and 2022. In 2022, we contributed, directly and indirectly, nearly €9.9 billion to public finances worldwide, compared with almost €9.6 billion in 2021. The year-on-year increase was due to higher spectrum payments, principally in Spain during 2022. In 2022, we paid over €2.2 billion in direct taxes, including more than €1.0 billion in corporate income taxes, nearly €1.7 billion via non-taxation based revenue mechanisms, such as payments for the right to use spectrum, and collected nearly €6.0 billion of indirect taxes for governments around the world. 47 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

We regularly monitor our anti-bribery programme to ensure it is implemented through conducting risk assessment, policy compliance reviews and internal audits. To support our approach, Vodafone is also a member of Transparency International UK’s Business Integrity Forum. Governance and risk assessment Our Group Chief Executive and Executive Committee oversee our efforts to prevent bribery. They are supported by local market Chief Executive Officers, who are responsible for ensuring that our anti-bribery programme isimplemented effectively in their local market. They in turn are supported by local specialists and by a dedicated Group team that is solely focused on anti-bribery policy and compliance. The Risk and Compliance Committee assists the Executive Committee in fulfilling duties with regards to risk management and policy compliance. As part of our anti-bribery programme, every Vodafone business must adhere to minimum global standards, which include: – Ensuring there is a due diligence process for suppliers and business partners at the start of the business relationship; – Completion of the global e-learning training for all employees, as well as tailored training for higher risk teams; and – Using Vodafone’s global online gift and hospitality registration platform, as well as ensuring there is a process for approving local sponsorships and charitable contributions. The risks we face evolve constantly but broadly fall into the areas summarised in the table below, which outlines the principal risk categories and the mitigation measures adopted. Engaging employees to raise awareness of bribery risk We run a multi-channel high-profile global communications programme, ‘Doing What’s Right’, to engage with employees and raise awareness and understanding of the policy. The ‘Doing What’s Right’ programme features e-learning training, including a specific anti-bribery module. Of those employees (including management) assigned training during the period, 93% had completed the training as at 31 March 2023. For higher-risk employees, additional tailored training programmes are used to cover relevant scenarios for those employees. We also conduct internal communication campaigns using a range of materials to highlight some of the key messages around zero tolerance of bribery and corruption. Acting with integrity in the creation and execution of our tax strategy, policies and practices is absolutely core to our approach to tax, as is our commitment to transparency. We disclose our financial contributions to governments at a country level, as we believe this is an important way to demonstrate that it is possible to achieve an effective balance between a company’s responsibilities to society as a whole, through the payment of taxes and other government revenue-raising mechanisms, and its obligations to its shareholders. The information we share aims to help our stakeholders understand our approach, policies, and principles. We also share our views on key topics of relevance, including the latest on the taxation of the digital economy, as well as publishing our OECD country-by-country disclosure, as submitted to the UK’s tax authority (HMRC), as well as how our disclosures compare to the B Team tax principles and the requirements of the Global Reporting Initiative. Our tax report for 2023 will be published by the end of the year, following the submission of our tax returns and payment of all applicable taxes. Click to read more about our tax and economic contribution to public finances: vodafone.com/tax Anti-bribery, corruption and fraud At Vodafone, we support and foster a culture of zero tolerance towards bribery, corruption or fraud in all our activities. Our anti-bribery policy Our policy on this issue is summarised in our Code of Conduct and statesthat employees or others working on our behalf must never offer or accept any kind of bribe. Our anti-bribery policy is consistent with the UK Bribery Act and the US Foreign Corrupt Practices Act and provides guidance about what constitutes a bribe and prohibits giving or receiving any excessive or improper gifts and hospitality. Any policy breaches can lead to dismissal or termination of contract. Click to read our Code of Conduct: vodafone.com/code-of-conduct Facilitation payments are strictly prohibited, and our employees are provided with practical training and guidance on how to respond to demands for facilitation payments. The only exception is when an employee’s personal safety is at risk. In such circumstances, when a payment under duress is made, the incident must be reported as soon as possible afterwards. Responsible business (continued) Risk Response Operating in high-risk markets We undertake biennial risk assessments in each of our local operating companies and at Group, so we can understand and limit our exposure to risk. Business acquisition and integration Anti-bribery pre and post acquisition due diligence are carried out on a target company. Red flags identified during the due diligence process are reviewed and assessed. Following acquisition, we implement our anti-bribery programme. Spectrum licensing To reduce the risk of attempted bribery, a specialist spectrum policy team oversees our participation in all negotiations and auctions. We provide appropriate training and guidance for employees who interact with government officials on spectrum matters. Building and upgrading networks Our anti-bribery policy makes it clear that we never offer any form of inducement to secure a permit, lease or access to a site. We regularly remind all employees and contractors in network roles of this prohibition, through tailored training sessions and communications. Working with third parties Suppliers and other relevant third parties working for or on behalf of Vodafone must comply with the principles set out in our Code of Conduct and Code of Ethical Purchasing, as well as have programmes in place to ensure suppliers’ employees and contractors are aware of these policies. Third-party due diligence is completed at the start of our business relationship with suppliers, other third parties and partners. Through their contracts with us, our suppliers, partners and other third parties make a commitment to implement and maintain proportionate and effective anti-bribery compliance measures. We regularly remind current suppliers of our policy requirements and complete detailed compliance assessments across a sample of higher-risk and higher-value suppliers. Select high-risk third parties are trained to ensure awareness of our zero-tolerance policy. Winning and retaining business We provide targeted training for our Vodafone Business and Partner Markets sales teams. In addition, we also maintain and monitor a global register of gifts and hospitality to ensure that inappropriate offers are not accepted or extended by our employees. 48 Strategic report Vodafone Group Plc Annual Report on Form 20-F 2023 Governance Financials Other information

Assurance Implementation of the anti-bribery policy is monitored regularly in all local markets as part of the annual Group assurance process, which reviews key anti-bribery controls. This year we completed our end-to-end testing with respect to our businesses in Spain and Mozambique. Further to this, self-assessments and quality reviews were completed in Albania, Italy, Portugal, DRC, Germany, Ireland and South Africa. We tested key high-risk areas of the policy to ensure the markets are implementing the controls effectively. The key outcomes from the assurance activities and actions for the programme for the coming year are documented in the annual assurance paper, which is issued to the Group Risk and Compliance Committee. The results demonstrate good implementation of the Anti-bribery programme. The markets demonstrated that they have strong robust controls in place to manage bribery risks. A recurring focus area across a few markets is third-party risk management; necessary action plans have been put in place to improve this area. Fraud Fraud is a growing threat globally, impacting customers, reputation, and financial performance. The Executive Committee and the Audit and Risk Committee have recognised this through significant investment and focus on developing a future-ready fraud management capability to mitigate the risk of fraud to continue to provide a safe and secure environment for our customers. We successfully implemented a global organisation and operating model, including a fraud centre of excellence and shared services infrastructure, to manage fraud across local markets, share intelligence, and leverage best practices, to ensure quick and effective responses to any incidences of fraud that may occur and achieve real-time and proactive fraud risk management. We have invested in advanced fraud detection technologies that leverage artificial intelligence capabilities, which have delivered proven benefits across Vodafone by helping us detect and manage fraud’s impact more effectively. ESG cautionary statement In preparing the ESG-related information contained in this document, we have made a number of key judgements, estimations and assumptions. The processes, methodologies and issues involved in preparing this information are complex. The ESG data, models and methodologies used are often relatively new, are rapidly evolving and are not necessarily of the same standard as those available in the context of financial and other information, nor are they subject to the same or equivalent disclosure standards, historical reference points, benchmarks or globally accepted accounting principles. It is not possible to rely on historical data as a strong indicator of future trajectories, in the case of climate change and its evolution. Outputs of models, processed data and methodologies may be affected by underlying data quality, which can be hard to assess and we expect industry guidance, standards, market practice and regulations in this field to continue to evolve. There are also challenges faced in relation to the ability to access certain data on a timely basis and the lack of consistency and comparability between data that is available. This means the ESG-related forward-looking statements, information and targets discussed in this document carry an additional degree of inherent risk and uncertainty. 49 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Responsible business (continued) Reporting requirement Vodafone policies and approach Section within Annual Report Page(s) Environmental matters Planet performance Planet 35 to 38 Climate change risk Principal risk factors and uncertainties 51 to 59 Employees Code of Conduct Responsible business and anti-bribery, corruption and fraud 40 and 48 to 49 Occupational health and safety Health and safety 44 to 45 Diversity and inclusion Workplace equality 33 to 34 Social and community matters Driving positive societal transformation performance Inclusion for All 30 to 34 Digital Society 29 to 30 Stakeholder engagement Stakeholder engagement 10 to 12 Mobiles, masts and health Mobiles, masts and health 45 Human rights Human rights approach Human rights 46 Code of Ethical Purchasing Responsible supply chain 47 Modern Slavery Statement Responsible supply chain 47 Anti-bribery and corruption Code of Conduct Responsible business 40 to 49 Anti-bribery policy Anti-bribery, corruption and fraud 48 Speak Up process Responsible business 40 to 49 Policy embedding, due diligence and outcomes Purpose, sustainability and responsible business 26 to 49 Principal risk factors and uncertainties 51 to 59 Description of principal risks and impact of business activity Principal risk factors and uncertainties 51 to 59 Description of business model and strategy Business model Chief Executive’s statement and strategic roadmap 2 7 Non-financial key performance indicators Key performance indicators Purpose, sustainability and responsible business 4 to 5 26 to 49 UK Streamlined Energy and Carbon Reporting (‘SECR’) In accordance with SECR requirements, this provides a summary of GHG emissions and energy data1 for Vodafone UK, in comparison with global performance. Year ended 31 March 2023 Year ended 31 March 2022 Group (excluding Vodafone UK) Vodafone UK Vodafone UK as a proportion of Group data Group (excluding Vodafone UK) Vodafone UK Vodafone UK as a proportion of Group data Scope 1 GHG emissions (million tonnes CO2e) 0.27 0.01 4% 0.27 0.01 4% Scope 2 market-based GHG emissions (million tonnes CO2e)2 0.69 0.00 0% 0.79 0.01 1% Scope 2 location-based GHG emissions (million tonnes CO2e) 1.94 0.14 7% 1.86 0.13 7% GHG emissions per EUR million of revenue (tonnes of CO2e) 19.76 1.47 7% 20.66 3.04 13% Total energy consumption (GWh)3 5,618 656 10% 5,449 676 13% Notes: 1. Data is calculated using local market actual or estimated data sources from invoices, purchasing requisitions, direct data measurement and estimations. Carbon emissions calculated in line with GHG Protocol standards. Scope 2 market-based emissions are reported using the market-based methodology as in effect as at the date of this report. For full methodology see our ESG Addendum 2023. 2. Scope 2 emissions for FY22 have been restated following the correction or inclusion of data points in line with our reporting methodology. In addition, emissions for the UK have been restated to apply the correct emissions factor. 3. More information on energy efficiency initiatives implemented during the year can be found on page 36 and in our disclosures prepared in accordance with the SASB Standards. Non-financial information statement The table below outlines where the key content requirements of the non-financial information statement can be found within this document (as required by sections 414CA and 414CB of the Companies Act 2006). Vodafone’s sustainable business reporting also considers other international reporting frameworks, including the Global Reporting Initiative, the SASB Standards, CDP and the GHG Reporting Protocol. Click to download our ESG Addendum: investors.vodafone.com/esgaddendum Click to read our SASB disclosures: investors.vodafone.com/sasb 50 Strategic report Vodafone Group Plc Annual Report on Form 20-F 2023 Governance Financials Other information

Principal risk factors and uncertainties Identifying our risks Overview of risk governance structure Board/Audit and Risk Committee – Provide oversight for Vodafone Group – Discuss, challenge and make a robust assessment of principal and emerging risks – Ensure appropriate risk culture is embedded throughout the organisation Local oversight committees Provide oversight for the local risk management programme Local market CEOs Set local objectives, identify priority risks and align tolerance levels with the Vodafone Group guidance Local risk owners Senior managers in local management teams are responsible for local risks and the local risk programme to manage, measure, monitor and report on the risks Risk and Compliance Committee – Reviews principal, watchlist and emerging risks – Reviews effectiveness of risk management across the Group Group risk team – Responsible for the application of the global risk management framework – Supports the Board/ExCo by creating programmes to strengthen our risk culture Group risk owners – ExCo risk owners have responsibility for management of the risk assigned to them – Senior executive risk champions identify and implement mitigating actions Assurance Assurance functions Review and provide assurance over selected controls for the Group and local markets Internal Audit Supports the Audit and Risk Committee in reviewing the effectiveness of the global risk management framework and management of individual risks Vodafone Group Local markets or Group entities We face a range of risks and uncertainties that could impact the delivery of our strategic initiatives. Therefore, our culture and day-to-day management of risk is an integral part of the way we do business. Governance and identifying our risks On behalf of the Board, the Audit and Risk Committee provides oversight for the principal, emerging and watchlist risks, as well as direction on risks that the Company is willing to take to achieve its strategic goals. The Board approves Vodafone’s strategy and has overall accountability that the risk management approach supports this strategy. The aim of the risk function is to make risk meaningful and relevant in the context of the delivery of our strategy. The risk function acts as an enabler for informed decision-making across our markets. We adopt an end-to-end approach to risk management. The process starts with local markets and Group entities identifying and evaluating risks which could affect their local strategy. These risks are then assessed and challenged centrally by the Group risk team. Next, a comprehensive list of these risks is compiled and presented to a selected group of senior leaders and executives within the Group, along with the findings from our external risk scanning exercise. With a Group-wide perspective in mind, these executives analyse and identify the most significant risks that require further exploration. The proposed principal risks (pages 52 to 55), emerging risks and risk watchlist (page 56) are agreed by our Executive Committee (‘ExCo’) before being submitted to the Audit and Risk Committee and the Board for scrutiny and approval. The diagram below shows a simplified, high-level governance structure for risk management. Local risk managers Are the contact point for each market/entity on risk, and facilitate all activities as defined by the global risk management framework 51 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Principal risks Adverse changes in macroeconomic conditions Financial Risk related to our financial status, standing and continued growth A Adverse changes in macroeconomic conditions Strategic Risks affecting the execution of our strategy B Disintermediation C Adverse political and policy environment D Strategic transformation E Adverse market competition Operational Risks impacting our operations F Cyber threat G Supply chain disruption H Technology resilience and future readiness I Data management and privacy J Organisational simplification Risks are ordered by category and not risk ranking Year-on-year risk ranking movement Increasing Decreasing No change New/change in scope Risk categorisation and interdependencies By analysing the correlation between risks we can identify those that have the potential to impact or increase other risks, to ensure they are weighted appropriately. This exercise also informs our scenario analysis, particularly the combined scenario used in the long-term viability statement. Read more about our long-term viability statement on page 57 Key: External Internal Bidirectional Unidirectional Principal risk factors and uncertainties (continued) Description Adverse changes to economic conditions could result in reduced customer spending, higher interest rates, adverse inflation, currency devaluations or movements in foreign exchange rates. Adverse conditions could also lead to limited debt refinancing options and/or an increase in costs. Risk ranking movement Risk owner Group Chief Financial Officer Scenario A severe contraction in economic activity leads to lower cash flow generation for the Group and disruption in global financial markets, which impacts our ability to refinance debt obligations as they fall due in a cost effective manner. Emerging factors Because this is an externally driven risk, the threat environment is continually changing. External factors such as the ongoing war in Ukraine and uncertainty in the banking sector could have future impacts on economic activity across our markets. The financial markets are experiencing high levels of volatility, and both sovereign debt levels and inflation have reached record levels. These factors could lead to a significant change in the availability and cost of capital. Operational Strategic Financial E C B A D J H I F G 52 Strategic report Vodafone Group Plc Annual Report on Form 20-F 2023 Governance Financials Other information

Year-on-year risk ranking movement Increasing Decreasing No change New/change in scope Disintermediation Cyber threat Adverse political and policy environment Description Failure to effectively respond to threats from emerging technology or disruptive business models could lead to a loss of customer relevance, market share and new/existing revenue streams. Description An external attack, insider threat or supplier breach could cause service interruption or confidential data breaches. Description An adverse political and policy environment could impact our strategy and result in increased costs, create competitive disadvantage or have negative impact on our return on capital employed. Scenario Further developments in mobile handset technologies, such as eSIM, could lead to an increase in higher customer churn, higher costs, and lower revenue. Emerging factors In our Consumer segment, the widespread introduction of alternative technology solutions driving disintermediation could put pressure on our core business, while content producers seeking to engage directly with consumers could increase pressure on our TV propositions. In the Business segment, technology players could move deeper into the telecommunications value chain and look to control end-to-end service orchestration. Alternative connectivity networks with ‘free-to-use’ business models may begin to appeal to customers across both Consumer and Business segments. Scenario We have modelled scenarios including attacks on core infrastructure, a bulk data breach and loss of major customer-facing systems. An example includes threat actors using destructive malware to disable our ability to service new and existing customers. Emerging factors Cyber risk is constantly evolving in line with technological and geopolitical developments. We anticipate threats will continue from existing sources, and also evolve in areas such as 5G, IoT, vendor software integrity, quantum computing and the use of AI and machine learning. Click to read more about our approach to cyber security in our cyber security factsheet: investors.vodafone.com/cyber Scenario Exposure to additional liabilities and reputational damage, triggered by policy maker and/or regulatory authority interventions were to adversely change in the markets in which we operate. Emerging factors The war in Ukraine has generated ripple effects across the political and macroeconomic environment, in particular in Europe but also in some of our other markets. This has resulted in energy price fluctuations, accentuated inflation and worsened a cost of living crisis, requiring us to adapt accordingly. Goverments’ responses to these challenges may also impact on our business. Also, geopolitical tensions are increasing which amplifies the risk of protectionist responses, or other forms of state interventions and security-related requirements that could affect our operations, supply chains and conditions for competition in various ways. Risk ranking movement Risk owner Chief Commercial Officer / CEO Vodafone Business Risk ranking movement Risk owner Group Chief Technology Officer Risk ranking movement Risk owner Chief External and Corporate Affairs Officer 53 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Principal risk factors and uncertainties (continued) Strategic transformation Technology resilience and future readiness Supply chain disruption Description Network, system, or platform outages, or ineffective execution of the technology strategy could lead to dissatisfied customers and/or impact revenue. Description Failure to effectively execute our transformational activities, including shaping our portfolio and delivering on product innovation, could result in loss of business value and/or additional cost. Description Disruption in our supply chain could mean that we are unable to execute our strategic plans, resulting in increased cost, reduced choice and lower network quality. Risk ranking movement Risk owner Group Chief Technology Officer / Group Chief Network Officer Risk ranking movement Risk owner Group Chief Executive / Chief Commercial Officer Risk ranking movement Risk owner Chief Financial Officer Scenario We are not an active participant in in-market consolidation in key markets and do not benefit from the resulting synergies, or we are adversely impacted by market remedies imposed by regulators following in-market consolidation. Emerging factors Macroeconomic conditions, such as the current inflationary environment, may impact our transformational efforts. In addition, no change in the regulators’ approach to in-market consolidation may limit opportunities for value accretive in-market consolidation. Scenario Political decisions affecting our ability to use equipment from specific vendors could cause trade and supply chain disruptions. Emerging factors Changes in the political landscape outside Vodafone’s control (for example, US and China tensions or long-term impacts from the war in Ukraine) may significantly impact the upgrade and maintenance of our network, or impact product availability. Disruption may lead to an increase in our costs from areas such as raw material prices, energy costs, and shipping costs, while at the same time, triggering shortages or extended lead times for critical components. Additionally, economic instability might impact our suppliers’ ability to deliver. Scenario A major outage in a critical data centre or a failed IT transformation activity could reduce service to customers, affecting revenue and reputation. Emerging factors Due to the time frame to implement large IT transformation programmes, macroeconomic conditions and customer expectations might change for in-progress programmes. Extreme weather events may increase the likelihood or frequency of technology failure. Additionally, deliberate attacks on national critical infrastructure could increase during war or volatile periods. Year-on-year risk ranking movement Increasing Decreasing No change New/change in scope 54 Strategic report Vodafone Group Plc Annual Report on Form 20-F 2023 Governance Financials Other information

Data management and privacy Adverse market competition Organisational simplification Description Data breaches, misuse of data, data manipulation, inappropriate data sharing, or data unavailability could lead to fines, reputational damage, loss of value, loss of business opportunity, and failure to meet our customers’ expectations. Description Significant activity by competition, such as price wars, new market entrants or business practices, may lead to reduced margins and market share, and increased customer churn. Description Failure to effectively execute on our goal to simplify our organisation and operating model could result in reduced speed of decision-making and delivery, reduced clarity on accountabilities, and higher cost. Risk ranking movement Risk owner Group General Counsel and Company Secretary / Group Financial Controller Risk ranking movement Risk owner Chief Commercial Officer Scenario Failure to manage the privacy of our stakeholders’ data effectively and compliantly could result in regulatory fines, paying significant reparation of damages to impacted individuals, and also reputational damage that could result in higher churn rates. Emerging factors Proliferation of Artificial Intelligence and related regulator and legislative action across our footprint requires a robust ethics and compliance approach. Geopolitisation of data will continue to negatively impact cross border data transfers. New European data regulations, such as the Artificial Intelligence Act or the Cyber Act, will introduce significant new legal requirements around data management of our business activities. Read more about our approach to data management and privacy on pages 40 to 42 Scenario Aggressive pricing, accelerated customer losses to low value players on mobile and fixed, and disruptive new market entrants in key European markets could result in greater customer churn and pricing pressures, impacting our financial position. In addition, high inflation levels and low confidence in economic outlook could have further impact. Emerging factors While emerging factors often depend on individual market structures and the competitive landscape, external factors such as the confidence in global economic systems, record high inflation, the ongoing war in Ukraine and slow post-pandemic economic recovery in many markets may impact household and individual connectivity spend. Scenario Unsuccessful attempts to drive organisational simplicity could result in lower employee engagement, higher talent attrition and failure to become a more efficient organisation. Emerging factors The increase in changes within the internal organisation and external macroeconomic environment requires all employees to show Spirit behaviours. As our customers’ needs and expectations change, we might have to adapt or change our simplification agenda to meet and exceed their requirements. Risk ranking movement Risk owner Group Human Resources Officer Year-on-year risk ranking movement Increasing Decreasing No change New/change in scope 55 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Principal risk factors and uncertainties (continued) Watchlist risks Our watchlist risk process enables us to monitor material risks to Vodafone Group which fall outside our principal risks. These include, but are not limited to: Legal compliance The legal compliance risk is made up of multiple sub-risks (sanctions and trade controls, competition law, anti-bribery, and anti-money laundering). Controls are in place to monitor and manage these risks and ensure compliance with the relevant regulations and legislation. Read more about ‘Doing What’s Right’ training on page 40 Electromagnetic field (‘EMF’) The health and safety of our customers and the wider public has always been, and continues to be, a priority for us. We refer to the current body of scientific evidence so that the services and products we provide are within prescribed safety limits and adhere to all relevant standards and national laws. Read more about EMF on page 45 Climate change As part of our commitment to operate ethically and sustainably, we are dedicated to understanding climate-related risks and opportunities and embedding responses to these into business strategy and operations. Read more about the Task Force on Climate-related Financial Disclosures (‘TCFD’) on pages 58 to 59 Infrastructure competitiveness We continue to provide the appropriate broadband technology in our fixed and mobile networks. Our Technology 2025 Strategy incorporates our fixed and mobile network evolution steps to enhance our coverage and network performance. Click to read more about our Technology 2025 Strategy in an investor briefing: investors.vodafone.com/vtbriefing Tax Tax risk covers our management of tax across the markets in which we operate and how we respond to changes in tax law, which may have an impact on the Group. We have controls in place to govern each of these areas in line with our tax principles. Read more about our tax risk and our approach to tax and our economic contribution on pages 47 to 48 Emerging risks We face a number of uncertainties where an emerging risk may potentially impact us. In some cases, there may be insufficient information to understand the likelihood, impact, or velocity of the risk. Also, we might not be able to fully define a mitigation plan until we have a better understanding of the threat. We continue to identify new emerging risk trends, using inputs from analysis of the external environment and internal sources. We evaluate our risks across different time periods, allowing us to provide the appropriate level of focus on these emerging risks. We work with the relevant experts across the business to assess the potential impacts and time horizon of these risks. Our emerging risks, within predefined risk categories, are provided to the Executive Committee and the Audit and Risk Committee for further scrutiny. Key changes to our principal risks: – The Adverse changes in macroeconomic conditions principal risk has increased. We constantly monitor the economic repercussions of the war in Ukraine and the effects of sovereign debt build-up during the COVID-19 pandemic. These factors contribute to an uncertain outlook. – The Disintermediation principal risk has increased as we consider the impacts of alternative technologies being developed/deployed in the near future. – The Data management and privacy risk was added to the principal risks from watchlist risk, as we continue to face increasing scrutiny from regulators, investors and customers. – As Vodafone continues to transform and simplify, we have included Organisational simplification as a new principal risk. – The Strategic transformation principal risk scope was redefined. The new scope includes the portfolio transformation risk (a previous principal risk), the management of joint ventures, as well as product innovation. The digital transformation sub-risk was removed from this risk. – The Infrastructure competitiveness risk was moved to our watchlist risks (see section below). 56 Strategic report Vodafone Group Plc Annual Report on Form 20-F 2023 Governance Financials Other information

The preparation of the LTVS includes an assessment of the Group’s long-term prospects in addition to an assessment of the ability to meet future commitments and liabilities as they fall due over the three-year review period. Assessment of viability The Board has chosen a three-year period to assess Vodafone Group’s viability. This is the period in which we believe our principal risks tend to develop. This time horizon is also in line with the structure of long-term management incentives and the outputs from the long range business planning cycle. We continue to conduct financial stress testing and sensitivity analysis, considering revenue at risk. The viability assessment started with the available headroom as of 31 March 2023 and considered the plans and projections assembled as part of the forecasting cycle, which include the Group’s cash flows, planned commitments, required funding, and other key financial ratios. We also assumed that debt refinancing will remain available in all plausible market conditions. Finally, we estimated the impact of severe but plausible scenarios for all our principal risks on the three-year plan. We also stress tested a combined scenario taking into account the risk interdependencies as defined in the diagram on page 52, where the following risks were modelled as materialising in parallel over the three-year period: Cyber threat: A cyber-attack exploits vulnerabilities allowing unauthorised access to our systems, or a ransomware attack, impacting our ability to service customers for an extended period of time. Data management and privacy: A data breach, through malicious activities (e.g. cyber-attack), leading to an investigation and a subsequent GDPR fine. Adverse changes in macroeconomic conditions: Adverse changes in the macroeconomic environment could result in restricted ability to refinance, while prolonged high inflation rates, may lead to increased interest rates. Adverse political and policy measures: Adverse political and policy interventions could lead to increased cost of operations, and directly or indirectly reduce profitability. Long-term viability statement (‘LTVS’) Assessment of long-term prospects The Board undertakes a robust review and challenge of the strategy and assumptions. Each year the Board conducts a strategy session, reviewing the internal and external environment as well as significant threats and opportunities to the sustainable creation of long-term shareholder value (note that known emerging threats related to each principal risk are described on pages 52 to 55). As an input to the strategy discussion, the Board considers the principal risks (including Cyber threat, Data management and privacy, Adverse changes in macroeconomic conditions, and Adverse political and policy measures) with the focus on identifying underlying opportunities and setting the Group’s future strategy. The output from this session is reflected in the strategic section of the Annual Report (page 7), which provides a view of the Group’s long-term prospects. Conclusions The Board assessed the prospects and viability of the Group in accordance with provision 31 of the UK Corporate Governance Code, considering the Group’s strategy and business model, and the principal risks to the Group’s future performance, solvency, liquidity and reputation. The assessment takes into account possible mitigating actions available to management were any risk or combination of risks to materialise. Cash and cash equivalents available of €11.6 billion (page 170) as of 31 March 2023, along with options available to reduce cash outgoings over the period considered, provide the Group with sufficient positive headroom in all scenarios tested. Reverse stress testing on revenue and profitability over the review period confirmed that the Group has sufficient headroom available to face uncertainty. The Board deemed the stress test conducted to be adequate, and therefore confirmed that it has a reasonable expectation that the Group will remain in operation and be able to meet its liabilities as they fall due up to 31 March 2026. Assessment of prospects Assessment of viability Outlook, strategy & business model Outlook of possible long-term scenarios expected in the sector and the Group’s current position to face them Assessment of the key principal risks that may influence the Group’s long-term prospects Articulation of the main levers in the Group’s strategy and business model ensuring the sustainability of value creation Long Range Plan is the three-year forecast approved by the Board on an annual basis, used to calculate cash position and headroom Headroom is calculated using cash, cash equivalents and other available facilities, at year end Sensitivity analysis to assess the level of decline in performance that the Group could withstand, were a black swan event to occur Severe but plausible scenarios modelled to quantify the cash impact of an individual principal risk materialising over the three-year period Quantification of the cash impact of combined scenarios where multiple risks materialise across one or more markets, over the three-year period Viability results from comparing the cash impact of severe but plausible scenarios on the available headroom, considering additional liquidity options Long-term viability statement Directors confirm that they have reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three-year period Sensitivity analysis Principal risks Combined scenario 57 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

TCFD disclosure Task Force on Climate-related Financial Disclosures We recognise that climate change poses a number of physical (i.e. extreme weather events) and transition-related (i.e. related to moving to a greener economy) risks and opportunities for our business. As part of our commitment to operate ethically and sustainably, we strive to understand climate-related risks and opportunities and embed responses to these into our business strategy and operations. We have been aligning our internal processes with the recommendations of the Task Force on Climate-related Financial Disclosures (‘TCFD’) and will continue to enhance our policies, processes and reporting with respect to the TCFD recommendations. Our progress is summarised in this section. TCFD recommendations For the year ending 31 March 2023, we are consistent with 10 out of 11 TCFD recommendations. There is one recommendation with which we are currently partially consistent: Metrics and targets (physical risks): We measure and have set ambitious targets for reducing our carbon emissions. We also have metrics in place to measure our energy use, which is one underlying factor in our exposure to transition risk. As a measure of the climate opportunity associated with developing and deploying products to help society decarbonise, we also report annually on the carbon emissions avoided through the use of green digital solutions. This year, we also began measuring our physical risk exposure and management based on the number of infrastructure assets that are at high or very high risk of climate impacts such as extreme weather events. Whilst these are important steps forward on our climate-related risk disclosure journey, we recognise that we do not yet have metrics and targets in place to measure our full suite of climate risks. Our disclosure this year improves upon our position in 2022, when we were only consistent with eight out of 11 recommendations. In this year’s report, we are pleased to include further detail on the impact of climate-related risks and opportunities on our business strategy and financial planning, and a quantitative measure of the number of assets at high or very high risk of physical climate change. As industry practices evolve and our internal programme matures, we aim to address the remaining gaps in our climate-related risk management and reporting approach over the next three years. TCFD reporting As with last year’s disclosure, we have once again published our comprehensive TCFD overview in a standalone report. This enables us to provide more detailed information for investors and other interested stakeholders in a more accessible format. Governance Our strategy is approved by the Board which has reviewed Vodafone’s purpose and Planet commitments to reduce our environmental impact, such as reaching ‘net zero’ emissions across our full value chain (Scope 1, 2 and 3) by 2040. The Board’s Audit and Risk Committee has oversight of our climate-related risks and opportunities. In addition, the ESG Committee provides oversight of the broader ESG strategy. Read more about the ESG Committee on pages 83 to 84 The Chief External and Corporate Affairs Officer, a member of the Executive Committee, is the sponsor for the Planet agenda as part of our purpose-led strategy and has overall accountability for climate change action within the Group. This includes providing updates to the Board on the progress towards our climate-related goals. The Chief Network Officer is responsible for the overall management of the physical risks to Vodafone due to the nature of our business. In addition, our Remuneration Policy incorporates our ESG priorities in the long-term incentive plan. For the 2023 award, the ESG measure under the long-term incentive plan includes an ambition on planet linked to our aim of reaching net zero for our own operations under Scope 1 and 2 by 2030. Read more about ESG measures in our long-term incentive plan on pages 93 to 106 TCFD recommendations We have considered our ‘comply or explain’ obligation under the UK’s Financial Conduct Authority Listing Rules and have detailed in the table below the 11 TCFD recommendations with which we are fully or partially consistent. Governance Progress a. Describe the Board’s oversight of climate-related risks and opportunities C b. Describe management’s role in assessing and managing climate-related risks and opportunities C Strategy Progress c. Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term C d. Describe the impact of climate-related risks and opportunities on the organisation’s businesses, strategy and financial planning C e. Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario C Risk Management Progress f. Describe the organisation’s processes for identifying and assessing climate-related risks C g. Describe the organisation’s processes for managing climate-related risks C h. Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organisation’s overall risk management C Metrics and Targets Progress i. Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process C j. Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks C k. Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets PC Key Consistent with the TCFD recommendations Partially consistent with the TCFD recommendations C PC 58 Strategic report Vodafone Group Plc Annual Report on Form 20-F 2023 Governance Financials Other information

Strategy This year, we once again conducted our annual exercise to refresh the assessment of the top climate-related risks and opportunities to ensure we are incorporating any change in climate trends or science, as well as new risks and opportunities. The exercise confirmed that the identified risks and opportunities remain largely unchanged from the previous assessment, although some require more attention in the short term due to the macroeconomic environment and volatility in the energy market. Last year, we built on our previous climate scenario work and considered our resilience against key climate-related risks and opportunities. That work included mapping the current controls in place and the strength of those controls for each material risk and opportunity. Overall, we have controls in place for all identified key risks and this helps us build resilience against the potential impacts on the business. Physical risks are assessed and considered throughout the critical stages of the asset lifecycle. Environmental risks are assessed ahead of the acquisition of buildings and network equipment. We have teams and processes dedicated to disaster recovery and business continuity. In addition, we mitigate the financial impact of physical risks through insurance and damage response. Our broader Planet strategy, targets and external communications are designed to manage and mitigate the potential impacts of transition risks on the Group. We have specialist teams that monitor and drive progress to maintain and meet expectations from key stakeholders. This year, we took further steps to improve energy efficiency and limit exposure to energy market volatility as it is a key short-term risk. Similarly, harnessing our current climate and ESG strategy and monitoring market trends will enable us to also capture opportunities arising from the low‑carbon transition. Read more about how our products and services help our customers reduce their emissions on page 37 This year, we also conducted a scenario analysis focusing on the potential impact of physical climate-related risks on specific types of our infrastructure assets, with the aim of understanding how our infrastructure asset portfolio is expected to evolve in the long term under different climate change scenarios. This exercise will inform our longer-term resilience plans related to physical climate-related risks, such as damage to our infrastructure. Risk management We have aligned our climate-related risk management process with our overall risk management framework. Climate change was discussed and considered during the principal risk assessment process and it was once again placed on our risk watchlist. Read more about our risk management framework on pages 51 to 52 and 56 To ensure a robust identification and assessment of climate-related risks and opportunities we use the following data sources: – Climate-change publications and data; – Guidance from the TCFD on potential risks and opportunities; – Previous year’s assessments; and – Key stakeholders’ inputs via a survey and targeted discussions. We evaluate the materiality of the identified risks and opportunities by assessing their likelihood and impact using our global risk management framework. This process helps us determine the relative significance of the climate-related risks in relation to other risks. Due to the nature of the topic, there are many teams across Vodafone that are responsible for managing climate-related risks and we have multiple processes and policies in place to ensure we are managing them effectively. Metrics and targets We use a wide variety of metrics to measure the current and potential impacts of climate-related risks. We have been measuring and reporting on energy and carbon emissions since 2001 and have been responding to CDP’s climate change questionnaire since 2010. Our main carbon emissions metrics are also subject to independent limited assurance. In addition, we have set a number of targets to manage climate-related risks and reduce our impact on the environment, such as reaching ‘net zero’ emissions across our full value chain (Scope 1, 2 and 3) by 2040 and purchasing 100% renewable electricity in all markets by 2025. Since July 2021, our European network has been 100% powered by electricity from renewable sources. We constantly seek to refresh and improve our metrics and key risk indicators to better measure and manage climate-related risks and opportunities. We recognise that we need to mature further in this area as industry practices and better-quality data become available. Read more about our existing environmental KPIs on pages 35 to 38 Material climate-related risks and opportunities Physical risks: – Damage to infrastructure caused by increasing frequency and severity of extreme weather events, including wildfires, flooding, and storms – Interruption or reduction in the quality of services due to increased precipitation and extreme weather events – Supply chain disruption due to climate impacts on key suppliers – Increases in global temperatures leading to an increase in the consumption of energy for cooling Transition risks: – Increasing stakeholder scrutiny over our environmental performance impacting revenue, market share and reputation – Rising price of energy (renewable and non-renewable) – Emerging carbon regulations and carbon taxation – Changing mandates and regulations over infrastructure energy efficiency – Third-party dependency impacting our ability to meet carbon targets and improve efficiencies Opportunities: – Development of new product lines enabling customers to better manage climate-related impacts – Reduced costs through sustainable procurement 59 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

3 5 4 2 8 5 2 Environmental, Social and Governance Political/ Regulatory Technology/ Telecom Emerging Media markets Consumer Finance goods and services/ Marketing Skills and expertise of Non-Executive Directors Our Board Leadership, governance and engagement Governance at a glance Membership and attendance The table below details the Board and Committee meeting attendance during the year to 31 March 2023. The number of attendances is shown next to the maximum number of meetings the Director was entitled to attend. Ad hoc meetings of the Board and its Committees were also held as required during the year. Name Board Nominations and Governance Committee Audit and Risk Committee Remuneration Committee ESG Committee Stephen Carter1 4/4 2/2 – – – Delphine Ernotte Cunci1 4/4 – – 2/2 – Sir Crispin Davis 6/6 3/46 – – – Margherita Della Valle 6/6 – – – – Michel Demaré 6/6 4/4 4/57 4/57 – Dame Clara Furse 6/6 – – 5/5 2/2 Valerie Gooding 6/6 4/4 – 5/5 2/2 Deborah Kerr 5/64 – 4/54 – – Amparo Moraleda 6/6 – 5/5 – 2/2 David Nish 5/65 – 5/5 – – Christine Ramon2 2/2 – – – – Nick Read3 4/4 – – – – Simon Segars1 4/4 – – – 1/1 Jean-François van Boxmeer 6/6 4/4 – – – Notes: 1. Stephen Carter, Delphine Ernotte Cunci and Simon Segars joined the Board on 26 July 2022. 2. Christine Ramon joined the Board on 14 November 2022. 3. Nick Read stepped down from the Board on 31 December 2022. 4. Deborah Kerr was unable to attend one scheduled meeting of the Board due to ill health and one scheduled meeting of the Audit and Risk Committee due to personal reasons. 5. David Nish was unable to attend one scheduled meeting of the Board due to a scheduling conflict. 6. Sir Crispin Davis was unable to attend one scheduled meeting of the Nominations and Governance Committee due to time zone differences. 7. Michel Demaré was unable to attend one scheduled meeting of the Audit and Risk Committee and one scheduled meeting of the Remuneration Committee due to a family emergency. Board evaluation Progress in the year The 2023 Board evaluation reported improvements had been achieved in: – Appointing four new Non-Executive Directors, each bringing extensive technology and telecommunications experience; – devoting more time to strategy by holding several strategic deep-dive sessions during the year to enhance free-flowing discussions; and – establishing a Board sub-committee to consider mergers and acquisitions (‘M&A’) transactions. Read more on page 73 Tenure 4 6 3 0-3 years 6 7-10 years 4 4-6 years 3 Gender diversity 53.8% Male 6 Female 7 Independence 1 11 1 Independent 1 NED Chair Independent 11 Executive 1 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 White Ethnically diverse Ethnicity 10 11 10 10 13 12 11 11 11 12 1 1 1 1 1 2 1 1 1 Senior Board positions Chair Chief Executive1 Senior Independent Director Chief Financial Officer1 Male Female Note: 1. The roles of Chief Executive and Chief Financial Officer are held by Margherita Della Valle. The Nominations and Governance Committee regularly reviews the Board’s composition with a view to ensuring a diverse mix of backgrounds, skills, knowledge and experience as well as deep expertise in technology and telecommunications. Each year, the Board monitors and improves its performance by conducting an annual performance review. Note: As at 31 March 2023 60 Strategic report Governance Financials Other information Vodafone Group Plc Annual Report on Form 20-F 2023

Committee activities Nominations and Governance Committee In addition to keeping under review developments in corporate governance and the Company’s responses to them, the Nominations and Governance Committee makes recommendations to the Board about Board composition and ensures Board diversity and the necessary balance of skills. The Committee recognises the need to anticipate the skills and attributes that will be needed on the Board as the Company develops. A key focus for the Committee this year has been Board and Executive Committee composition. For the latter half of the year, the main activity has concerned succession planning for the Group Chief Executive. Read more on pages 74-76 Board changes Following shareholder approval at the Company’s Annual General Meeting on 26 July 2022, Stephen Carter, Delphine Ernotte Cunci and Simon Segars joined the Board as Non-Executive Directors. In addition, on 14 November 2022, Christine Ramon joined the Board as a Non-Executive Director. Christine brings extensive financial and strategic experience, along with telecommunications expertise. She also has comprehensive African market experience that will support the strategic aims of the Group. ESG Committee The Committee provides oversight of Vodafone’s ESG programme: purpose pillars (Digital Society, Inclusion for All and Planet), sustainability and responsible business practices as well as Vodafone’s contribution to the societies we operate in under the social contract. The Committee also monitors progress against key performance indicators and external ESG index results. Focus for this year centred on enhancing the approach to ESG disclosure and assurance and expanding agenda items to reflect the Committee’s purpose. Key discussion topics included ESG indices and rankings, digital inclusion, human rights and our Digital Society purpose pillar. Read more on pages 83-84 Remuneration Committee The Remuneration Committee sets, assesses and recommends for shareholder approval the Remuneration Policy for Executive Directors, sets the remuneration of the Executive Directors and approves the remuneration of the Chair of the Board and members of the Executive Committee. It also reviews remuneration arrangements across the Group to ensure they are aligned with our strategy, support our purpose and celebrate the ‘Spirit of Vodafone’. Fair pay principles: 1. Market competitive 4. Share in our successes 2. Free from discrimination 5. Provide benefits for all 3. Provide a good standard of living 6. Open and transparent During the year the Committee reviewed the Remuneration Policy ahead of it being put to shareholders’ vote at the 2023 Annual General Meeting. Details of this and the associated shareholder engagement can be found on pages 85 and 87. Read more on pages 85-106 To operate efficiently and to ensure matters are given the right level of focus, the Board delegates some of its responsibilities to its Committees. These provide focused oversight on: Board composition, performance, and succession planning; financial reporting, risk, internal processes and controls; remuneration practices; and environmental, sustainability and governance topics. Click or scan to watch the Chair of the Audit Committee, David Nish, explain his role: investors.vodafone.com/videos Click or scan to watch conversations with our new Non-Executive Directors: investors.vodafone.com/videos Click or scan to watch the Chair of the ESG Committee, Amparo Moraleda, explain her role: investors.vodafone.com/videos Click or scan to watch the Senior Independent Director and Chair of the Remuneration Committee, Valerie Gooding, explain her role: investors.vodafone.com/videos On 31 December 2022, Nick Read stood down as Group Chief Executive. Margherita Della Valle was appointed Group Chief Executive for an interim period with effect from 1 January 2023, in addition to her continuing role as Group Chief Financial Officer, whilst the Board undertook a rigorous internal and external search to find a permanent Group Chief Executive. On 27 April 2023, the Company announced the appointment of Margherita Della Valle as Group Chief Executive, Margherita will also continue as Group Chief Financial Officer until an external search for a new successor is completed. Audit and Risk Committee The Committee oversees the Group’s financial reporting, risk management, internal control and assurance processes and the external audit. This includes in-depth reviews of our principal risks, the review of our Annual Report and a programme of deep-dives across multiple business units with a focus on the risk and control environment. The Committee also monitors the activities and effectiveness of the Internal Audit function and has primary responsibility for overseeing the relationship with the external auditor. Deep-dive topics this year included reviews of adverse regulatory measures, technology resilience and readiness, cyber threats, infrastructure competitiveness and disintermediation risk. Entity deep-dives included Vodacom, the cluster of markets within the Other Europe segment, Vodafone Spain, Vodafone Germany, Vodafone Roaming Services and Vantage Towers. The Committee also has joint responsibility, with the ESG Committee, for reviewing the appropriateness and adequacy of ESG disclosures provided within the Annual Report and the ESG Addendum, including approving its content. Read more on pages 77-82 61 Strategic report Governance Financials Other information Vodafone Group Plc Annual Report on Form 20-F 2023

Dear shareholders, I am pleased to present the Corporate Governance Report for the year ended 31 March 2023 on behalf of the Board. The year in review This year, has again, been one of change and I am grateful to my fellow Directors, the executive team, and the people of Vodafone for their support, flexibility, and strong spirit throughout. In spite of the challenges faced we have functioned well and have continued to take seriously our commitment to strong and robust corporate governance to support the creation of long-term sustainable value for the benefit of all our stakeholders. This report provides details about the Board and an explanation of our individual roles and responsibilities as well as providing an insight into the activities of the Board and Committees over the year and how we seek to ensure the highest standards of corporate governance remain embedded throughout the Company, underpinning and supporting our business and the decisions we make. Board succession Executive Directors During the year, the Board and Nominations and Governance Committee reviewed the future leadership of the Company and, as announced on 5 December 2022, the Board agreed with Nick Read that he would step down as Group Chief Executive and as a Director of the Company on 31 December 2022. I would like to thank Nick for his commitment and significant contribution to Vodafone as Group Chief Executive and throughout his career spanning more than two decades with the Company. In addition to her role as Group Chief Financial Officer, Margherita Della Valle was appointed Group Chief Executive with effect from 1 January 2023 on an interim basis. The Board initiated a process with the support of Egon Zehnder, an independent external search firm, to find a permanent Group Chief Executive and on 27 April 2023, we announced the permanent appointment of Margherita Della Valle. The Board and I have been impressed with her pace and decisiveness to begin the necessary transformation of Vodafone. Tasked with accelerating the execution of the Company’s strategy to improve operational performance and deliver shareholder value the Board fully supports her. Margherita will also continue as Group Chief Financial Officer until an external search for a new Group Chief Financial Officer is complete. Non-Executive Directors The Board, together with the Nominations and Governance Committee, has continued to monitor the composition and skills matrix of the Board with a focus on succession planning for our Non-Executive Directors. Last year we indicated several upcoming scheduled retirements from the Board and on 10 May 2023 we announced that Valerie Gooding, Sir Crispin Davis and Dame Clara Furse would not be seeking re-election at the 2023 Annual General Meeting (‘AGM’). At the date of publication, Valerie Gooding has served more than nine years as a Director; however, she will remain on the Board until the conclusion of the 2023 AGM in order to allow for a gradual and smooth transition period of the Senior Independent Director role to David Nish, Remuneration Committee Chair role to Amparo Moraleda and Workforce Engagement Lead roles to Delphine Ernotte Cunci and Christine Ramon. Following evaluation, Valerie is still considered independent. In anticipation of these retirements, there have been a number of Board changes during the year, with the appointment of four new Non-Executive Directors, Stephen Carter, Delphine Ernotte Cunci, Simon Segars and Christine Ramon. I am delighted to welcome them to Vodafone’s Board. Their appointments bring extensive experience and track records of value creation across a variety of sectors which will be of great support to the Group. A full induction programme is underway for the new Non-Executive Directors, including meetings with executives leading our businesses and functions. Read more about the appointment process on page 74 Board diversity We remain firmly committed to having a Board that is diverse in all respects. With support from the Nominations and Governance Committee, we continue to monitor requirements and are proud to meet these including the target that at least 40% of the Board is composed of women. This includes our Group Chief Executive and Group Chief Financial Officer, Margherita Della Valle and our Senior Independent Director, Valerie Gooding. We have also met the Parker Review target to have at least one Director from a non-white ethnic minority. Read more about our Board Diversity Policy on page 75 Beyond the Board, we announced last year the introduction of a new ethnic diversity target that 25% of global senior leadership will come from ethnically diverse backgrounds by 2030. Read more on page 34 Board evaluation This year the Board undertook an internal evaluation led by myself with support from the Group General Counsel and Company Secretary. I am pleased to report the findings show there is clear consensus that the Board is operating well with effective leadership and where open discussion and input from all members is encouraged. Positive feedback was also received on the composition of the Board and the conduct of meetings and materials provided. Some areas for improvement were identified and we will look to progress these during the year ahead. Read more on page 73 Continued stakeholder engagement We recognise that Vodafone’s success is dependent on the Board taking decisions for the benefit of our shareholders and in doing so having regard to all our stakeholders. Throughout the year, I have interacted with institutional shareholders and engaged on topics such as the Company’s strategy, Board and Executive changes, and succession plans. I was delighted that as well as virtual meetings, we were able to host some meetings in person for the first time since the COVID-19 pandemic. The Board has also received updates on the investor perception study completed during the year. In her role as Chair of the Remuneration Committee, Valerie Gooding engaged with shareholders on the proposed updates to the Remuneration Policy and remuneration arrangements in respect of the forthcoming year. Read more on page 85 Valerie Gooding also continued to serve as the Board’s Workforce Engagement Lead, gathering the views of employees through a number of employee consultative committees across all our European and African markets. Key discussion topics from this year’s meetings included ‘Future Ready Vodafone’ ways of working, the ‘Grow with Vodafone’ personal development platform, economic uncertainty and the Race, Ethnicity and Cultural Heritage (‘REACH’) targets. We take seriously our commitment to strong and robust corporate governance Chair’s governance statement 62 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Compliance with the 2018 UK Corporate Governance Code (the ‘Code’) In respect of the year ended 31 March 2023 Vodafone Group Plc was subject to the Code (available from www.frc.org.uk). The Board is pleased to confirm that Vodafone applied the principles and complied with all the provisions of the Code throughout the year. Further information on compliance with the Code can be found as follows: This year, we have continued to publish ‘Board conversations’ with our recently appointed Non-Executive Directors, to give all shareholders the opportunity to hear directly from them. The Board is committed to understanding the views of all of Vodafone’s stakeholders to inform the decisions that we make. Read more on pages 10-12 Disclosure Guidance and Transparency Rules We comply with the Corporate Governance Statement requirements pursuant to the FCA’s Disclosure Guidance and Transparency Rules by virtue of the information included in this ‘Governance’ section of the Annual Report together with information contained in the ‘Shareholder information’ section on pages 230 to 235. Board leadership and Company purpose Read more Long-term value and sustainability 26-50 57 Culture 13-15 40 Shareholder engagement 10-12 62-63 Other stakeholder engagement 10-12 85 Conflicts of interest 75 Role of the Chair 70 Division of responsibilities Read more Non-Executive Directors 65-67 70 Independence 60 75 Composition, succession and evaluation Read more Appointments and succession planning 61-62 74-75 Skills, experience and knowledge 60 65-67 Length of service 60 65-67 Evaluation 60 73 Diversity 14 60 62 75-76 Audit, risk and internal control Read more Committee 77-82 Integrity of financial statements 57 78-82 112 Fair, balanced and understandable 79 111-112 Internal controls and risk management 81 External auditor 82 Principal and emerging risks 51-59 81 Remuneration Read more Policies and practices 85-106 Alignment with purpose, values and long-term strategy 85-89 Independent judgement and discretion 86 94 The 2022 AGM was held at Vodafone UK’s headquarters in Newbury, Berkshire and was available to watch live via a webcast for those shareholders who were unable to attend in person. Shareholders were able to pre-submit questions or, if attending in person, ask questions on the day, for consideration by the Directors at the meeting. We intend to hold the 2023 AGM in the same format. Click to read more about the AGM: vodafone.com/agm Purpose and the ‘Spirit of Vodafone’ Our purpose ‘We connect for a better future’ is at the core of our strategy, enabling inclusive and sustainable digital society. It has guided actions at every level throughout the year. Read more on pages 28-39 The Board understands the importance of culture and setting the tone of the organisation from the top and embedding it throughout the Group. We refer to our culture as the ‘Spirit of Vodafone’. It is a key component for our strategic, organisational and digital transformation. The aim of our people strategy is to create an environment where growing never stops and everyone can truly belong, innovate, and fulfil their potential. We continue to hold quarterly ‘Spirit of Vodafone’ days for our employees, designed to provide dedicated space for personal growth, wellbeing and connection. The Board receives regular updates on employee engagement and the ‘Spirit of Vodafone’, which enables it to make informed decisions where appropriate. Read more about our culture and people strategy on pages 13-15 The year ahead On 10 May 2023, the Board approved the creation of a Technology Committee as a new Board Committee. Once established, during the course of this year, the Committee will oversee the technology strategy and how it supports the overall Company strategy. Further information on this Committee will be shared in next year’s report. A key focus for myself and the Board will be completing the appointment process for a new Group Chief Financial Officer and supporting that individual as they step into the role alongside Margherita Della Valle. In addition, the Board will continue to drive for better returns for shareholders and will monitor the Company’s progress on the execution of Vodafone’s strategy focusing on Customers, Simplicity and Growth. The Board will keep the Group’s strategy under review, adapting it to anticipate or respond to opportunities and risks in the markets in which we operate. /s/ Jean-François van Boxmeer Jean-François van Boxmeer Chair of the Board Click or scan to watch conversations with our Non-Executive Directors: investors.vodafone.com/videos 63 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Our Company purpose, values and culture Purpose At Vodafone, our purpose is to connect for a better future by enabling inclusive and sustainable digital societies and it is supported by our three purpose pillars: Digital Society, Inclusion for All and Planet. Our purpose is championed by our Board, which is collectively responsible for the oversight and long-term success of the Company. It is aligned with our culture and strategy, placed at the forefront of our decision-making and strategy development, and the Board considers how the initiatives progressed by management throughout the year have advanced our purpose. Board oversight ensures that continued product development realises our ambition to connect for a better future. Read more about our purpose on pages 28-39 Strategy The Board monitors the Company’s progress against established strategic objectives and performance against competitors. Board meetings are planned with reference to the Company’s strategic priorities and meeting agendas are constructed to deliver information at appropriate junctures and from a broad range of management, to enable the Board to effectively review and challenge. Read more about the new roadmap for Vodafone on page 7 Governance The Board ensures the highest standard of corporate governance is maintained by regularly reviewing developments in governance best practice and ensuring these are adopted by the Company. The Board dedicated time during the year to thoroughly consider the independence and time commitment of all Directors, the arrangements in place to monitor conflicts of interest, as well as evaluating the effectiveness of the Board and each of the Directors. All Directors have access to the advice of the Company Secretary, who is responsible for advising the Board on all governance matters and ensuring the Board has access to the necessary policies, processes and resources required to operate efficiently and effectively. Read more about our governance structure and roles and responsibilities on pages 68-70 Values and culture The Board has a critical role in setting the tone of our organisation and championing the behaviours we expect to see throughout the Group. The ‘Spirit of Vodafone’ aligns with our purpose and strategy, which ultimately leads to a more motivated and productive workforce. The Board has continued to influence and monitor culture throughout the year and receives regular updates on the ‘Spirit of Vodafone’ initiatives, including ‘Spirit of Vodafone’ Days, the two Spirit Beat surveys and the additional global pulse survey. The cultural climate in Vodafone is measured through a number of mechanisms including policy and compliance processes, internal audit, and formal and informal channels for employees to raise concerns. The latter includes our bi-annual people survey and our whistleblowing programme, Speak Up, which is also available to the contractors and suppliers working with us. A series of communication materials were shared in April through ‘Workplace’, our internal digital platform, and other channels to address common misconceptions and encourage more employees to come forward with experiences and/or observations of those breaching the code of conduct. The Board is apprised of any material whistleblowing incidents. Alongside these mechanisms, the Board remains committed to engagement with the workforce and these opportunities continue to shape how the Board influences and understands the Company’s culture. Read more about Speak Up on page 40 Governance Employee engagement Given the geographical size and complexity of our business, we utilise several employee engagement methods and communication channels between the Board, the Executive Committee, and our workforce to enable meaningful engagement. The Board receives regular updates including an annual written report from Valerie Gooding, the designated Workforce Engagement Lead, detailing activities undertaken during the year to engage with employees. Examples of these initiatives include: Workforce Engagement Lead attendance at Employee Forums The Board was apprised of feedback from Valerie Gooding’s attendance at Employee Forums, namely the European Employee Consultative Committee. It is evident from these meetings that employee delegates continue to appreciate the opportunity to speak directly to a Board member. Through these means we understand that our people are engaged and interested in business strategy, mergers & acquisitions (‘M&A’) activity and opportunities for personal development. Workplace communications ‘Workplace’ is our internal digital platform that allows employees to start conversations and themed groups on topics of their choice. The Executive Committee and Internal Communications team regularly post relevant business updates on the platform, with employees able to directly respond with views and questions. Key highlights in the year include: Session Topic Grow with Vodafone People development Discussion focus: The Chief Human Resources Officer announced our new digital and intuitive career, skills and learning experience – Grow with Vodafone. The tool is designed to deliver learning and career recommendations based on individuals’ unique skills profiles in a connected and personal way. Global pride webinar D&I Discussion focus: The Group Chief Executive, Chief Human Resources Officer, expert guest speakers and colleagues from around the world joined our global pride webinar to help our employees understand the current challenges that LGBT+ people are facing, what we can do about them as individuals and what Vodafone is doing. 2022 highlights Our business Discussion focus: A highlight reel was published showcasing what employees across the business have accomplished together over the last year and provided inspiration to achieve even more next year by raising our ambition, being customer focused, and delivering growth. Board and Executive communications Sessions have been held and videos published to provide updates that matter most to our people, with key highlights in the year including: Session Topic #StayConnected Our business Discussion focus: Video updates where the Group Chief Executive speaks with various leaders both inside and outside our business about key topics of interest. There have been many communications this year, including a video address from the Chair following the change in Group Chief Executive to ensure employees are kept informed and reassured regarding developments across the business. Financial results and Group performance Our business strategy and performance Discussion focus: Quarterly trading update videos on financial results and Group performance were published as was a ‘WeConnect’ webinar, where the Group Chief Executive and Executive Committee members discussed key priorities. Employee listening We have extended the opportunities for employees to share their experiences throughout their time at Vodafone. For example, we proactively gather employee perspectives through the typical new joiner lifecycle by measuring sentiment in the first week, month, and 90 days. Exiting employees are also requested to submit feedback 48 hours after logging their notice. 64 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Our Board Our business is led by our Board of Directors. Biographical details of the Directors as at 21 June 2023 are provided below. Click to find full biographical information for the Directors: vodafone.com/board External appointments listed are only those required to be disclosed pursuant to Listing Rule 9.6. Jean-François van Boxmeer N Chair – Independent on appointment Tenure: 2 years Career and experience: Jean-François is highly regarded as having been one of the longest standing and most successful CEOs in Europe. He was the Chief Executive of Heineken for 15 years, having been with the company for 36 years. Jean-François held a number of senior roles in Africa and Europe before joining Heineken’s Executive Board in 2001 with worldwide responsibility for supply chain and technical services, as well as regional responsibility for the operating businesses in North-West Europe, Central and Eastern Europe and Sub-Saharan Africa. Skills and attributes which support strategy and long-term success: – Extensive international experience in driving growth through both business-to-business and business-to-consumer business models, both of which are integral components of the Company’s strategy and long-term success. – Exposure to overseeing the management of complex and far-reaching transformational projects, including specific hands-on experience of the countries in which the Company operates. – Skilled communicator with a strong track record of developing stakeholder relations and overseeing governance in the context of a large global firm, which, in his capacity as Chair of the Board, continues to be of great value to the Company. External appointments: – Heineken Holding N.V., non-executive director Margherita Della Valle Group Chief Executive and Chief Financial Officer – Executive Director Tenure: 4 years Career and experience: Margherita was appointed Group Chief Financial Officer in 2018, and Group Chief Executive on 1 January 2023. Margherita’s previous roles within Vodafone were Deputy Chief Financial Officer from 2015 to 2018, Group Financial Controller, Chief Financial Officer for Vodafone’s European region and Chief Financial Officer for Vodafone Italy. She joined Omnitel Pronto Italia – which later became Vodafone Italy – in 1994 and held key senior positions in consumer, marketing, business analytics and customer base management before moving to finance. After moving to a Group finance position in 2007, Margherita established a number of shared operations functions, which now employ over 30,000 people and provides a portfolio of services spanning IT operations, customer care, supply chain management, human resources and finance operations to 27 partners in other markets. Skills and attributes which support strategy and long-term success: – Strong commercial and operational leadership with expert knowledge of the global telecommunications landscape after close to three decades of direct industry experience. – Considerable corporate finance and accounting experience, translating into an expert understanding of capital allocation, operational efficiency and investment appraisal. – After almost 30 years at Vodafone, Margherita has a strong personal affiliation and understanding of the Company’s culture and values, which help her represent the Company to all stakeholders and develop and implement the strategy. – Proven record of developing the next generation of talent, including senior leadership within Vodafone and more broadly through her founding of NXT GEN Women in Finance, an initiative where European Chief Financial Officers identify, mentor and promote rising female stars in finance. External appointments: – Reckitt Benckiser Group plc, non-executive director and member of the audit committee Stephen A. Carter CBE N Non-Executive Director Tenure: <1 year Career and experience: Since becoming Group CEO of Informa plc in 2013, Stephen has led Informa plc through a transformation into an international leader in B2B events, digital services and academic markets and is now a FTSE 50 Company. Prior to Informa, Stephen was President and Managing Director at Alcatel-Lucent, where he played a key role in restructuring the business, and investing in next-generation mobile network equipment product development delivery. Stephen also served a term as the founding CEO of Ofcom, where he brought together five different regulatory authorities. After Ofcom, the UK’s telecommunication regulator, Stephen served as Chief of Strategy for the UK’s Prime Minister, and then as a Minister of State for Communications, Technology & Broadcasting. Stephen later served as a non-executive director for the Department for Business, Energy and Industrial Strategy from 2016-2020. Skills and attributes which support strategy and long-term success: – Track record of value creation, with specific experience in the telecoms and media sectors. – Experience in public policy, government affairs and regulatory engagement, which is welcomed in relation to the highly regulated environment within which the Company operates. External appointments: – Informa plc, group chief executive Michel Demaré A N R Non-Executive Director Tenure: 5 years Career and experience:: Michel began his career at Continental Bank SA, Belgium, before spending 18 years with The Dow Chemical Company in several finance and strategy responsibilities in Benelux, France, the US and Switzerland. He was Chief Financial Officer Europe for Baxter International from 2002 to 2005, and Chief Financial Officer at ABB Group from 2005 to 2013. He also served as Interim CEO of ABB during 2008. He was independent vice-chairman at UBS Group from 2009 to 2019, and vice-chairman/chairman of Syngenta AG from 2013 to 2017. Skills and attributes which support strategy and long-term success: – Proven multinational business leader with substantial international finance, strategy and M&A experience. – Highly skilled in governance and corporate stewardship, which Michel brings both to the Board and to each of the Committees of the Company on which he sits. External appointments: – AstraZeneca plc, non-executive chair, chair of the nomination and governance committee and member of the remuneration committee. Committee key Audit and Risk Committee ESG Committee Nominations and Governance Committee Remuneration Committee Solid background signifies Committee Chair A E N R 65 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Governance (continued) Delphine Ernotte Cunci Non-Executive Director Tenure: <1 year Career and experience: Since 2015, Delphine has been President of France Télévisions, the French national public television broadcaster. Her mandate was extended in 2020, the first time this has happened to an incumbent President. Prior to that, Delphine spent 26 years at Orange S.A., where she became Deputy CEO in 2010 and led the successful turnaround of Orange France. Skills and attributes which support strategy and long-term success: – Considerable experience in the telecoms sector and, more recently, in media and technology, which enhances Board understanding of trends relevant to the Company’s operations and the wider European regulatory environment. – Delphine’s engineering background and distinguished career at Orange provide a firm grounding to the Board’s evaluation of specific opportunities within the telecoms and connectivity space. Deborah Kerr A Non-Executive Director Tenure: 1 year Career and experience: Deborah is Managing Director at Warburg Pincus, where she serves as co-head of Value Creation. Deborah has previously held senior executive roles and non-executive appointments across a range of sectors, including senior executive roles at Sabre, the travel technology company, Fair Isaac Corp, the data analytics business, and Hewlett-Packard Company, where she was Chief Technology Officer for HP’s Enterprise Services operations. Until recently, Deborah was also a non-executive director of EXLservice Holdings Inc, the business process solutions company. Deborah has also held non-executive roles at International Airline Group, the airline conglomerate, DH Corporation, a global FinTech solutions and service provider, and Mitchell International Inc, a privately owned global technology business. Skills and attributes which support strategy and long-term success: – A wealth of technological expertise, including an understanding of complex digital transformations, which continues to be central to the next phase of the Company’s growth. – Detailed knowledge of the technology market, which, in the context of her role as a member of the Audit and Risk Committee, affords insights into the risk profile of the Company as well as the sectors and markets within which it operates. External appointments: – NetApp, INC, non-executive director and member of the audit committee – Chico’s FAS, Inc., non-executive director and member of the human resources, compensation and benefits committee, the corporate governance and nominating committee and the environmental, social and governance committee Amparo Moraleda A E Non-Executive Director Tenure: 5 years Career and experience: Amparo received a degree in Industrial Engineering from Comillas Pontifical University in Madrid and is also an IESE AMP graduate. She joined IBM in 1988 and spent more than 20 years with the company, becoming President of IBM Southern Europe in 2005. In 2009, Amparo joined Iberdrola S.A. where she was Chief Operating Officer of the International Division until 2012. Amparo is a member of the Royal Academy of Economic and Financial Sciences and was inducted into the Women in Technology International Hall of Fame in 2005. Skills and attributes which support strategy and long-term success: – A background in engineering, IT and technology allows Amparo to act as a balanced and highly knowledgeable sounding board in technical Board discussions and is of great utility to her role as a member of the Audit and Risk Committee. – Corporate social responsibility experience and her experience as a champion of inclusion and diversity are significant assets in the context of her role as Chair of the Company’s ESG Committee. External appointments: – Airbus Group, senior independent director, chair of nominations and governance committee and remuneration committee and member of ethics & compliance committee – CaixaBank S.A., non-executive director and chair of remuneration committee – A.P. Moller-Maersk A/S, non-executive director and member of the audit committee, remuneration committee and transformation and innovation committee David Nish A Tenure: 7 years Career and experience: David was Group Finance Director of Scottish Power Plc from 1999 to 2005 having joined the company as Deputy Finance Director in 1997. Additionally, he was the Chief Executive Officer of Standard Life Plc from January 2010 to September 2015 having joined the company as Group Finance Director in November 2006. David was also a former Partner at Price Waterhouse, where he began his career as a trainee. Previous non-executive positions held by David include boards of London Stock Exchange Group Plc, Zurich Insurance Group Ltd, UK Green Investment Bank plc, Northern Foods Plc, Thus Plc, HDFC Life (India) and Royal Scottish National Orchestra. He was Deputy Chairman of the Association of British Insurers. He was also formerly a member of the City UK Board Advisory Committee and the Financial Services Advisory Board of the Scottish Government. Skills and attributes which support strategy and long-term success: – Wide-ranging operational and strategic experience as a senior leader and a deep understanding of financial and capital markets. – Significant finance experience, bringing strong direction as the Chair of the Audit and Risk Committee through a focus on the risk and control environment and Group resilience. External appointments: – HSBC Holdings plc, senior independent director, chair of the audit committee and member of the risk committee and the nomination and corporate governance committee Christine Ramon A Non-Executive Director Tenure: <1 year Career and experience: Until recently Christine was Chief Financial Officer and executive director of AngloGold Ashanti Ltd, a global gold mining company. Prior to AngloGold Ashanti, she was Chief Financial Officer of Sasol Ltd, a South African energy and chemicals company. Christine was also a former Chief Executive Officer at Johnnic Holdings Ltd, an investment holding company with interests in media, entertainment and telecommunications prior to joining Sasol. Additionally, she has worked at Pepsi as a Financial Controller. Christine has held non-executive director roles at the International Federation of Accountants, the global organisation for the accountancy profession, MTN Group Ltd, a South African telecommunications company, Lafarge S.A., a cement company, and Transnet SOC Ltd, a South African rail, port and pipeline company. R 66 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Skills and attributes which support strategy and long-term success: – Considerable experience of African markets, which aid the Company with its ambition to be a best-in-class telco in Europe and Africa. – Up-to-date investor relations experience and strong ambassadorial skills developed through a distinguished executive career to date. – Highly experienced corporate financial executive with extensive board expertise. This will supplement the Board’s financial, commercial and strategic expertise. External appointments: – Clicks Group Limited, non-executive director Simon Segars E Non-Executive Director Tenure: <1 year Career and experience: Simon was previously the CEO of Arm Ltd., the global leader in the development of semiconductor intellectual property. He successfully led the business from 2013 to 2022 and generated significant value for investors during his tenure. During 2017-2021, Simon was also a Board member of the SoftBank Group. Prior to joining Arm in 1991, he was an engineer at Standard Telephones and Cables. Skills and attributes which support strategy and long-term success: – Possesses significant understanding of technology trends and how these are reshaping industry landscapes, which are important in charting the Company’s long-term strategic direction. – Proven history of business transformation and corporate strategy in dynamic and swiftly evolving commercial environments. External appointments: – Dolby Laboratories, Inc., non-executive director Committee key Audit and Risk Committee ESG Committee Nominations and Governance Committee Remuneration Committee Solid background signifies Committee Chair Retiring Directors Sir Crispin Davis, Dame Clara Furse and Valerie Gooding will not be seeking re-election at the 2023 Annual General Meeting and will therefore retire from the Board at the conclusion of the Meeting on 25 July 2023. The Company announced on 10 May 2023 that with effect from the conclusion of the 2023 AGM, David Nish shall be appointed the Senior Independent Director, Amparo Moraleda shall be appointed Chair of the Remuneration Committee and both Delphine Ernotte Cunci and Christine Ramon shall be appointed Workforce Engagement Leads. Sir Crispin Davis N Non-Executive Director Tenure: Almost 9 years Career and experience: Sir Crispin was formerly the Chief Executive of RELX Group plc (formerly Reed Elsevier) and the digital agency Aegis Group plc, and group managing director of Guinness plc (now Diageo plc). Sir Crispin began his executive career with Procter & Gamble, where he held a variety of senior management roles including as president of the company’s North American Food Business. In his non-executive career, Sir Crispin was the chairman of StarBev Consumer Industries B.V. from 2009 to 2012 and was a non-executive director on the board of GlaxoSmithKline plc from 2003 to 2013, where he chaired the remuneration committee. He was knighted in 2004 for services to publishing and information. Skills and attributes which support strategy and long-term success: – Sir Crispin’s wide-ranging experience as a business leader within the international technology market, which is key to the Company’s operational practice. – Strong commercial background, which has been leant on during his tenure in the Board’s evaluation of strategic investment decisions. Dame Clara Furse DBE E R Non-Executive Director Tenure: Almost 9 years Career and experience: Dame Clara was the Chief Executive of the London Stock Exchange Group plc from 2001 to 2009. She was also previously Group Chief Executive of Credit Lyonnais Rouse Ltd and Managing Director, Global Futures and Options at UBS AG. Dame Clara is also Chair of the UK Voluntary Carbon Markets Forum, which aims to operationalise London’s market for global voluntary carbon credits to accelerate the transition to net zero. Her previous non-executive career includes board appointments at Amadeus IT Group S.A. (2010-2022), Nomura Holdings Inc (2010 to 2017), Legal & General Group plc (2009 to 2013), Euroclear plc (2002 to 2009), Fortis (2006 to 2008) and LIFFE Holdings plc (1991 to 1999). In 2008 she was appointed Dame Commander of the Order of the British Empire. Skills and attributes which support strategy and long-term success: – Over her tenure, Dame Clara has brought a deep understanding of international capital markets, regulation, service industries and business transformation to Board discussions. – Direct and contemporaneous involvement in innovative initiatives to drive the transition to net zero has allowed Dame Clara to contribute significantly to the refinement of the Company’s ESG strategy as a member of its ESG Committee. External appointments: – Assicurazioni Generali S.p.A, non-executive director Valerie Gooding CBE E N R Senior Independent Director and Workforce Engagement Lead Tenure: 9 years Career and experience: Valerie held the position of Chief Executive of British United Provident Association (‘Bupa’) for 10 years between 1998 and 2008, following a successful tenure as Managing Director. Prior to joining Bupa, Valerie spent 23 years working with British Airways plc, where she held a number of positions, including head of Cabin Services, head of Marketing, director of Business Units and director for Asia Pacific. Valerie has also held a variety of non-executive positions in the past, including as non-executive chairman of Premier Farnell plc and Aviva UK, lead non-executive director at the Home Office and a non-executive director of Standard Chartered Bank plc, the BBC, J. Sainsbury plc, Compass Group plc, BAA plc and CWC Communications plc. Valerie was awarded a CBE in 2002 for services to business. Skills and attributes which support strategy and long-term success: – Valerie brought a wealth of international business experience obtained at companies with high levels of customer service, which is of critical importance to the Company’s future success. – Valerie’s varied experience of other organisations, industries and contexts through a large number of prior non-executive positions added a depth of perspective to Board discussions. – People-centric and highly personable leadership style which, together with her focus on leadership and talent, has been essential to roles as the Company’s Senior Independent Director, Remuneration Committee Chair and Workforce Engagement Lead. A E N R 67 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Our governance structure Nominations and Governance Committee Evaluates Board composition and ensures Board diversity and a balance of skills. Reviews Board and Executive Committee succession plans to maintain continuity of skilled resource. Oversees matters relating to corporate governance. Remuneration Committee Sets, reviews and recommends the policy on remuneration of the Chair, executives and senior management team. Monitors the implementation of the Remuneration Policy. Oversees general pay practices across the Group. The Board Responsible for the overall conduct of the Group’s business including our long-term success; setting our purpose; monitoring culture, values, standards and strategic objectives; reviewing our performance; and maintaining positive dialogue with our stakeholders. ESG Committee Oversees the ESG programme, purpose (Inclusion for All, Planet and Digital Society) and the social contract. Monitors progress against key performance indicators and external ESG index results. Oversees progress on ESG commitments and targets. Group Chief Executive Purpose and Reputation Steering Committee Assists the Executive Committee with the effective coordination of purpose activities and advises on reputational risks and policy matters. Global Products Board Supports the Executive Committee by providing visibility of global product strategy and lifecycle and identifies capital allocation opportunities. Executive Committee Focuses on strategy implementation, financial and competitive performance, commercial and technological developments, succession planning and organisational development. Group Chief Financial Officer The Board The Board is comprised of the Chair, Senior Independent Director, Non-Executive Directors, the Group Chief Executive, and the Group Chief Financial Officer. Our Non-Executive Directors bring independent judgement, and wide and varied commercial and financial experience to the Board and Committees. A summary of each role can be found on page 70 Board meetings are structured to allow open discussions. At each meeting the Directors are made aware of the key discussions and decisions of the principal Committees by the respective Committee Chairs. Minutes of Board and Committee meetings are circulated to all Directors after each meeting. Read more about the Board’s activities during the year on pages 71-72 The Board is collectively responsible for ensuring leadership through effective oversight and review. It sets the strategic direction with the goal of delivering sustainable stakeholder value over the longer term and has oversight of cultural and ethics programmes. The Board also oversees the implementation of risk assessment systems and processes to identify, manage and mitigate Vodafone’s principal risks. It is also responsible for matters relating to finance, audit and internal control, reputation, listed company management, corporate governance, remuneration and effective succession planning, much of which is overseen through its principal Committees. The Executive Committee The Executive Committee is comprised of Margherita Della Valle, the Group Chief Executive and Group Chief Financial Officer, a number of senior executives responsible for global commercial operations, human resources, technology, external affairs and legal, as well as the Chief Executive Officers of our largest operating companies in Germany, the UK, Italy, Europe Cluster and Vodacom Group. Led by the Group Chief Executive, the Executive Committee and other management committees are responsible for making day-to-day management and operational decisions, including implementing strategic objectives and empowering competitive business performance in line with established risk management frameworks, compliance policies, internal control systems and reporting requirements. The details of the Executive Committee members, range of experience, skills, and expertise can be found below. Some members also hold external non-executive directorships, giving them valuable board experience. Click to read more about the Executive Committee: vodafone.com/exco Click to read more about the responsibilities of each Board Committee: vodafone.com/board-committees Disclosure Committee Oversees the accuracy and timeliness of Group disclosures and approves controls and procedures in relation to the public disclosure of financial information. Risk and Compliance Committee Assists the Executive Committee in fulfilling its accountabilities with regard to risk management and policy compliance. Governance (continued) Audit and Risk Committee Reviews the adequacy of the Group’s system of internal control, including the risk management framework and related compliance activities. Monitors the integrity of financial statements, reviews significant financial reporting judgements, advises the Board on fair, balanced and understandable reporting and the long-term viability statement. The Committee also has joint responsibility, with the ESG Committee, to review the appropriateness and adequacy of ESG disclosures provided within the Annual Report and the ESG Addendum, including the approval of its content. 68 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Our Executive Committee Biographical details of the Executive Committee, as at 21 June 2023 are provided below. Margherita Della Valle Group Chief Executive and Chief Financial Officer Read more about the Group Chief Executive and Chief Financial Officer on page 65 Scott Petty Vodafone Group Chief Technology Officer (CTO) Scott joined Vodafone in 2009 and has held positions in Vodafone Business Product Management and Technology before becoming UK CTO in 2017. He has been the Chief Digital & Information Officer since April 2021 as part of a newly created integrated European-wide Technology team to drive the transformation to achieve Vodafone’s ambition to become a Next Generation Telco. Previously, Scott held a number of Executive roles at Dimension Data, as Group Executive – Services, Chief Operating Office – Australia and as Chief Information Officer – Australia. Scott joined the Executive Committee in January 2023. Alberto Ripepi Group Chief Network Officer (CNO) Since joining Vodafone in 2001, Alberto has held various roles in technology including CTO of Italy, CTO of Europe and Operational director for Group Technology. Alberto joined the Executive Committee in January 2023 and is responsible for strategy, architecture, design and operating the Vodafone network in Europe. Vinod Kumar CEO Vodafone Business Vinod Kumar joined Vodafone and the Executive Committee as CEO Vodafone Business in September 2019. He is responsible for Vodafone’s enterprise business globally. Prior to joining Vodafone, Vinod was the Managing Director and CEO of Tata Communications Ltd from 2011, after joining the company as Chief Operating Officer in 2004. He was also a member of the company’s board from 2007 to 2019. Leanne Wood Chief Human Resources Officer Leanne joined Vodafone as Chief Human Resources Officer and a member of the Executive Committee on 1 April 2019. She is responsible for leading Vodafone’s people and organisation strategy which includes developing strong talent and leadership, effective organisations, strategic capabilities and an engaging culture and work environment. Previously Leanne was the Chief People, Strategy and Corporate Affairs Officer for Burberry plc from 2015. Leanne was appointed to the Vodacom Group Board in July 2019 and is a current Non-Executive Director and member of the Audit, Corporate Responsibility and Nomination and Remuneration Committees at Compass Group plc. Joakim Reiter Chief External and Corporate Affairs Officer Joakim, an Executive Committee member since August 2017, is Vodafone’s Chief External and Corporate Affairs Officer, responsible for public relations and corporate affairs, including policy and regulation, communications, security, sustainability and charitable activities. He currently sits on the Board of the Swedish Space Corporation. Before joining Vodafone, Joakim served as Assistant Secretary-General of the United Nations and has also been Ambassador to the World Trade Organisation, served as a Swedish senior diplomat to the EU, a trade negotiator in the European Commission, and has had a longstanding career in the Swedish Foreign Service. Maaike de Bie Group General Counsel and Company Secretary Maaike de Bie was appointed Group General Counsel and Company Secretary on 1 March 2023 and has responsibility for the Group legal, compliance, risk and company secretariat functions as well as advising the Board on all aspects relating to corporate governance. She previously served as General Counsel and Company Secretary of easyJet plc and before that as General Counsel of Royal Mail plc. An experienced international lawyer, Maaike is dual qualified in both the US and UK, with almost 30 years of experience. Maaike is currently a Board Member of General Counsel for Diversity & Inclusion (GCD&I), an organisation which promotes greater diversity, equity and inclusion in the legal sector. She is also a Trustee of the charity, Blueprint for Better Business. Serpil Timuray CEO Europe Cluster Serpil is an Executive Committee member since January 2014 and was appointed as the CEO of the Europe Cluster in October 2018. She also oversees Vodafone’s interest in the joint venture companies in Netherlands, Australia and India as well as Vodafone Partner Markets in 48 countries. She is the Chairperson of Vodafone Turkey, the Vice-Chairperson of VodafoneZiggo in Netherlands and a Non-Executive Director of TPG Telecom plc in Australia. Prior to her current role, she was the Group Chief Commercial Operations and Strategy Officer. Philippe Rogge CEO Vodafone Germany Philippe joined the Executive Committee on 1 July 2022 and as CEO is responsible for Vodafone Germany business. Philippe joined Vodafone after more than a decade with Microsoft including his most recent role as President, Central and Eastern Europe, based in Germany. Amongst other responsibilities, he led sales, channels and marketing and accelerated annual growth to double digits. His global career at Microsoft included senior roles such as Chief Operating Officer China, General Manager Belgium and Luxembourg, and General Manager Portugal. Ahmed Essam CEO Vodafone UK With 20 years of experience in the fields of Telecommunications, Strategy, Financial Planning, Commercial Management and General Management, Ahmed joined the Executive Committee in 2016 and was appointed CEO of Vodafone UK effective 1 February 2021, where he is responsible for all Vodafone resources in country. Ahmed has been Group Chief Commercial Operations and Strategy Officer since 2018 and prior to this he was CEO of the Europe Cluster. Ahmed joined Vodafone in 1999 and has held a variety of roles including Customer Care Director and Consumer Business Unit Director and has also previously been the Group Management Director for Vodafone’s Africa, Middle East and Asia-Pacific region and has held a number of senior roles within Vodafone’s Group Commercial functions. Aldo Bisio Chief Commercial Officer and CEO Vodafone Italy Aldo was appointed Group Chief Commercial Officer in January 2023. He was appointed Chief Executive Officer of Vodafone Italia in January 2014 and joined the Executive Committee in October 2015. Aldo is responsible to drive Group’s commercial and brand strategy through CX Excellence and the delivery of new digital services for the consumer segment. As CEO of Italy he is fully accountable to steer local commercial strategy and drive operational excellence. Prior to joining Vodafone, Aldo held the position of Group Managing Director of Ariston Thermo Group from 2008 and he was then named Group Chief Executive Officer in 2010. Being part of McKinsey & Co previously, he held different positions in strategic consultancy focusing on the telecommunications and media industries. Shameel Joosub CEO Vodacom Group Shameel joined Vodafone in 1994 and currently serves as Chief Executive Officer at Vodacom Group Limited, a position he has held since 2012. He has extensive telco experience having operated at a senior level in various companies across the group for the last 22 years, including Managing Director at Vodacom South Africa and Chief Executive Officer at Vodafone Spain. Shameel holds board positions at Vodacom Group Ltd, Safaricom Plc and Vodafone Egypt Telecommunications S.A.E. He also sits on the board of Business Leadership South Africa. He was appointed to the Executive Committee in April 2020, and is responsible for the overall strategic direction and performance of all its African operations, comprising eight markets. 69 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Division of responsibilities Chair Jean-François van Boxmeer – Leads the Board, sets each meeting agenda and ensures the Board receives accurate, timely and clear information in order to monitor, challenge, guide and take sound decisions; – Promotes a culture of open debate between Executive and Non-Executive Directors and holds meetings with the Non-Executive Directors, without the Executive Directors present; – Regularly meets with the Group Chief Executive and other senior management to stay informed; – Ensures effective communication with shareholders and other stakeholders; – Promotes high standards of corporate governance and ensures Directors understand the views of the Company’s shareholders and other key stakeholders, and the section 172 Companies Act 2006 duties; – Promotes and safeguards the interests and reputation of the Company; and – Represents the Company to customers, suppliers, governments, shareholders, financial institutions, the media, the community and the public. Senior Independent Director and Workforce Engagement Lead Valerie Gooding, CBE – Provides a sounding board for the Chair and acts as a trusted intermediary for the Directors as required; – Meets with the Non-Executive Directors (without the Chair present) when necessary and at least once a year to appraise the Chair’s performance and communicates the results to the Chair; – Together with the Nominations and Governance Committee, leads an orderly succession process for the Chair; and – Engages with the workforce in key regions where the Group operates, answers direct questions from workforce-elected representatives, and provides the Board with feedback on the content and outcome of those discussions. Non-Executive Directors – Monitor and challenge the performance of management; – Assist in development, approval and review of strategy; – Review Group financial information and provide advice to management; – Engage with stakeholders and provide insight as to their views, including in relation to workforce and the culture of Vodafone; and – As part of the Nominations and Governance Committee, review the succession plans for the Board and key members of senior management. Company Secretary Maaike de Bie – Ensures the necessary information flows between the Board, Committees and between senior management and Non-Executive Directors in a timely manner; – Supports the Chair in ensuring the Board functions efficiently and effectively, and assists the Chair with organising Director induction and training programmes; – Provides advice and keeps the Board updated on all corporate governance developments; and – Is a member of the Executive Committee. Group Chief Executive Margherita Della Valle – Provides leadership of the Company, including representing the Company to customers, suppliers, governments, shareholders, financial institutions, employees, the media, the community and the public and enhances the Group’s reputation; – Leads the Executive Directors and senior management team in running the Group’s business, including chairing the Executive Committee; – Develops and implements Group objectives and strategy having regard to shareholders and other stakeholders; – Recommends remuneration, terms of employment and succession planning for the senior executive team; – Manages the Group’s risk profile and ensures appropriate internal controls are in place; – Ensures compliance with legal, regulatory, corporate governance, social, ethical and environmental requirements and best practice; and – Ensures there are effective processes for engaging with, communicating with, and listening to, employees and others working for the Company. Chief Financial Officer Margherita Della Valle – Supports the Chief Executive in developing and implementing the Group strategy; – Leads the global finance function and develops key finance talent; – Ensures effective financial reporting, processes and controls are in place; – Recommends the annual budget and long-term strategic and financial plan; – Oversees Vodafone’s relationships with the investment community; – Oversees shared services organisation (_VOIS); and – Leads on supply chain management, including the Vodafone Procurement Company. Click to read more about the Board’s role and responsibilities, matters reserved and the terms of reference for each Board Committee: vodafone.com/board Read more about our Board Committees, together with details of their activities, on pages 74-109 Governance (continued) 70 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Board activities and principal decisions Our Board is responsible for the overall leadership of the Group and throughout the year, Board activities and discussion have continued to focus on the Company’s strategic priorities. The Board oversees the Company’s strategic direction and supports the executive management with its delivery of the strategy within a transparent governance framework. Alongside the strategic priorities, the Board has considered topics including executive succession, the business plan, financial performance, digital and technology, and governance. Further detail on these topics is set out below. Key stakeholders are considered in the decision-making process in accordance with section 172 of the Companies Act 2006. Read more about Vodafone’s key stakeholders and how the Board has engaged with them during the year on pages 10-12 Customers Information in relation to the evolving needs of customers is regularly provided to the Board by the Executive Committee members and senior managers. Cost of living crisis The Board discussed pricing trends in Europe and considered the Company’s cost of living initiative. The initiative consisted of three elements: social or low cost tariffs in all markets; extra measures to ensure consumers and small businesses were supported; and leveraging technology and digital services to help customers reduce their energy usage. Customer experience In March 2023, the Board received a detailed analysis of customer satisfaction and experience in markets across the Group. Updates were provided on new tools to generate more actionable insights and the implementation of more impactful processes to improve customer experience. Noting the current pain points, the Board considered the planned actions for each market during the course of the next financial year. Vodafone Germany The Board received regular updates on customer trends in Germany throughout the year. The Board considered the performance of the network, the impact of shop closures, changes in regulation and the difficulties experienced with the rollout of a new IT system. Focus was also given to improving customer service. Digital and technology New technology operating model The Board received an update following the transition to a new technology operating model. The technology organisation changed from one per country to a common European organisation based on scaled domains and sub domains. The main aim of the model was to enable faster decision-making. Not only have significant cost savings been achieved, but operational performance has improved following the implementation. The employee Technology Spirit survey results had also improved during the transition following improvements to career development and the reputation of Vodafone as an employer of technologists. The Board considered the positive impact, along with improvements to innovation and customer experience. Digital and IT strategy The Board was kept updated on the progress of One Technology following its formation 18 months ago. As at September 2022, Vodafone led in 13 out of 15 categories of Gartner’s IT functionality index and a key aim of the project was to move away from big IT transformation projects and focus on investing in engineering, insourcing and modernisation. The Chief Information Officers and Chief Technology Officers in each local market were made members of their company’s executive team and many were given additional domain roles across the Group. Business plan and financial performance Business plan In the year, the Board discussed and approved the business plan. Financial performance The Board received regular updates on the financial performance of the Group. This year the Board reviewed the Group trading performance and financial forecast against the backdrop of rising energy prices, increased wage costs due to inflation, and the effect of the war in Ukraine. The Board also considered the Group’s debt position and agreed to reduce its debt in the long term. In March 2023, the Board received and approved the budget and long range plan. Dividend The decision to approve the dividend was supported by a robust assessment of the position, performance and viability of the business carried out by management. The Board was mindful that the Directors had continued to adopt the going concern basis in preparing the annual report and accounts and was also cognisant of available reserves to support the payment of the dividend. On 15 November 2022, we announced an interim dividend of 4.50 eurocents per share which was paid on 3 February 2023. We have recommended a final dividend of 4.50 eurocents per share to be paid on 4 August 2023. This was consistent with dividends declared during FY22 and the expectations of our shareholders. Investor relations The Board received regular updates on market share information and was kept updated on the results of an investor perception study. Annual roadshow feedback was also provided during the year. Read more about how the Board engaged with investors during the year on page 12 Strategy and business developments Strategy remained a key focus throughout the year. In addition to the usual meetings, the Board attended a strategy offsite session in South Africa. The deep-dive session focused on reviewing the Company’s portfolio and agreeing key priorities for the Company. UK On 3 October 2022, we confirmed that discussions were taking place with CK Hutchinson Holdings in relation to a possible combination of Vodafone UK and Three UK. The potential transaction is expected to bring benefits to customers through competitively priced access to a reliable, high-quality and secure 5G network throughout the UK. Vodafone Hungary This year the Board discussed the proposed sale of Vodafone Hungary and on 31 January 2023, we announced that Vodafone Group Plc had completed the sale of Vodafone Hungary to 4iG Public Limited Company and Corvinus Zrt. Proceeds from the sale were used for deleveraging. Vodafone Egypt The Board considered the growth plans for the Group and on 13 December 2022 we announced that Vodafone Group Plc had completed the transfer of its 55% shareholding in Vodafone Egypt to Vodacom (its African subsidiary). This transfer simplifies the management of Vodafone’s African assets, along with the Group’s structure, and supports Vodacom and Vodafone Egypt for future growth. 71 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Governance (continued) Vodafone Ghana The sale of Vodafone Group Plc’s 70% shareholding in Ghana Telecommunications Company Limited (GTCL) to Telecel Group was announced on 21 February 2023. Throughout the year, the Board was kept informed on regulatory discussions. The sale is a further step in simplifying the Group’s African portfolio. The transaction received regulatory approval and agreement from the Government of Ghana in February 2023, which will retain its 30% minority shareholding in GTCL. Modern slavery The Board monitors our compliance with the requirements of the UK Modern Slavery Act 2015 and approved our Modern Slavery Statement in May 2023. Inclusion and diversity The Board received an update on the programme to embed inclusion to support the expansion of key diversity areas, including gender, LGBT+, race, ethnicity, and cultural heritage (‘REACH’) and disability. Read more about inclusion on pages 30-34 The Board Diversity Policy is reviewed on an annual basis. The Board received an update on the diversity disclosure requirements from the Financial Conduct Authority and NASDAQ. Read more about our Board Diversity Policy on page 75 Other The Board has also spent time this year considering the following matters: – Health and safety: the Board received an update on upholding a culture of prevention and the steps being taken to refresh health and safety awareness following COVID-19. – Earthquakes in Turkey and the surrounding region: the response from Vodafone Turkey was commended. Focus was on ensuring network continuity, including providing generators to the region to help with power cuts, mobilising network engineers and provisioning mobile base stations to restore connectivity. Free minutes, data and texts/SMS to people in the impacted areas were also rolled out. Vodafone Turkey’s search and rescue team also supported the emergency response efforts. Vodafone continues to support our colleagues and their families who have been affected by the disaster. Read more about our response to the earthquakes in Turkey and the surrounding region on page 28 – Brand and reputation of the Group: the Board received updates on Vodafone’s reputation as measured by RepTrak. The Company’s reputation has continued to improve across multiple markets and stakeholders and is now ahead of the sector average. Stakeholder awareness of the Company’s ESG commitments and initiatives was also considered. – Internal controls and assessment of the viability statement: the Board receives at least an annual update from the Audit and Risk Committee following its review of the effectiveness of the Group’s system of internal controls, including risk management. Following recommendation from the Audit and Risk Committee, the Board approved the internal controls and viability statement disclosures for the Annual Report. The Board will continue to focus on the strategic priorities for the year and the appointment and onboarding of a permanent Chief Financial Officer. Vantage Towers Throughout the year, the Board received regular updates on the proposal to sell a stake in Vantage Towers in order to optimise capital and structure and generate upfront cash proceeds to support the Group’s deleveraging strategic priority. In November 2022, we announced that the Board had taken the decision to enter a co-control partnership with Global Infrastructure Partners and KKR for Vantage Towers. The partnership is with long-term investors with significant expertise in digital infrastructure and is expected to accelerate Vantage Tower’s growth and value creation, whilst retaining co-control over a strategically important asset. Key steps to date – May 2022: the Board discussed options for the proposed Vantage Towers transaction; – July 2022: the Board considered the benefits and challenges of co-control and the benefits of having an investor in Vantage Towers that had expertise in tower management; – September 2022: the Board received an update on potential investors; and – November 2022: the Board received an update on the proposed transaction and the respective bids. The Board provided constructive feedback and questioned the advisers on detailed aspects of the bids. Section 172 considerations In accordance with section 172 of the Companies Act, the Board, with the support of an external legal adviser, conducted a deep-dive analysis to consider stakeholder interests and whether the Vantage Towers transaction (and which of the proposed counterparts) was in the best interests of the Company’s members as a whole. The following factors were taken into consideration by the Board in its analysis and decision-making: – the respective valuations; – the terms proposed by each bid; – agreement changes; – funding and structure; – protection for risks in relation to minority shareholders; – regulatory, legal and governance considerations; and – the proceeds to the Company. The Board also discussed market perception and the need for effective communication with investors. Following deliberation, the Board concluded that the proposed transaction was in the best interests of the Company. CEO Succession On 27 April 2023, the Company announced the appointment of Margherita Della Valle as Group Chief Executive, following a rigorous internal and external search. In accordance with its Terms of Reference, the Nominations and Governance Committee led on the succession process and received regular updates. Read more about CEO succession in the Nominations and Governance Committee report on page 74 Risk During the year, the Board completed a review of the Company’s risk appetite, principal and emerging risks and how they are managed. Read more about our system of internal controls and risk management on page 81 Our people The Board considered the results of the employee ‘Spirit Beat’ survey in November 2022. Feedback was positive, however the cost of living crisis was highlighted as an ongoing concern. Read more about Spirit Beat on page 13 72 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Board effectiveness and improving our performance The Board recognises that it needs to continually monitor and improve its performance. Our annual performance evaluation provides the opportunity for the Board and its Committees to consider and reflect on the effectiveness of its activities, the quality of its decision-making, and the collective contribution made by each Board member. Process undertaken for our Board evaluation In accordance with the 2018 UK Corporate Governance Code recommendations and following two consecutive years of externally facilitated Board evaluations, the 2023 Board evaluation was conducted internally. Evaluation process The internal evaluation was led by the Chair and supported by the Group General Counsel and Company Secretary. The structure of the evaluation was agreed and the objectives of the review were to provide an assessment of Vodafone Group’s Board effectiveness and governance, including the effectiveness of its Committees. A tailored Board questionnaire was compiled to gather and distil feedback on topics including composition, diversity and how effectively members worked together to achieve objectives. The Directors’ responses were collated and a paper summarising the findings was presented to the Nominations and Governance Committee and the Board at the March 2023 meetings. Evaluation findings The Board discussed the findings from the evaluation and was encouraged by the strengths identified. In particular, the Board agreed that: – there has been effective leadership throughout the year and the Chair continued to actively encourage input from all Board members, facilitating open discussion and constructive challenge; – the conduct of the meetings and the materials provided supported the Board in discharging its responsibilities and ensuring that meetings ran effectively and efficiently; and – following the appointment of new Non-Executive Directors, good progress has been made in increasing sector experience and skills on the Board, which in turn has supported strategic discussion and decision-making. The Board also identified areas in which it could improve. Particular areas of focus for the coming year include: – Leadership: succession planning, including securing and on-boarding an outstanding Chief Financial Officer; – Operational Performance: prioritising time spent on the key strategic pillars of customer satisfaction, simplification and growth; and – Technology: increasing the Board’s focus on technology strategy and capital allocation. The composition, performance and effectiveness of each of the Board Committees was also evaluated and the Committee members agreed that each Committee was functioning effectively. Progress against actions identified following the 2022 external evaluation Action Progress made Refresh the composition of the Board to bring on more Directors with technology and/or telecommunications sector experience. Four new Non-Executive Directors have been appointed to the Board in FY23, each bringing extensive technology and telecommunications experience. Devote more time to strategy sessions to enhance free-flowing discussions and allow for additional topics to be discussed where required. The Board held several strategic deep-dive sessions during the year to enhance discussions. Topics requiring additional deep-dives could be bolstered by using smaller groups of the Board with specific expertise in the matter. A Board sub-committee has been set up to consider merger and acquisition transactions. 73 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

The Nominations and Governance Committee (the ‘Committee’) continues to monitor the composition, structure and size of the Board and its Committees to ensure that there is an appropriate balance of skills, knowledge, experience, and diversity so that responsibilities can be discharged effectively. The Committee oversees all matters relating to corporate governance and succession planning and makes recommendations to the Board as appropriate. Chair Jean-François van Boxmeer Members Sir Crispin Davis Valerie Gooding Michel Demaré Stephen A. Carter CBE (appointed as a member on 8 November 2022) Following the announcement on 10 May 2023, Sir Crispin Davis and Valerie Gooding will be stepping down as members of the Committee with effect from the conclusion of the 2023 AGM. David Nish will join the Committee with effect from the same date. The Committee is comprised solely of independent Non-Executive Directors. The Committee had four scheduled meetings during the year and additional ad hoc meetings as required. The attendance at Committee meetings can be found on page 60. Letter from Committee Chair On behalf of the Board, I am pleased to present the Nominations and Governance Committee Report for the year ended 31 March 2023. Board composition and succession planning The main areas of focus for the Committee this year have been Board and Executive Committee composition and succession planning, with a continued focus on the appointment of Non-Executive Directors with telecommunications, technology, and e-commerce expertise, as well as the process to identify a permanent Group Chief Executive. The Committee monitors the length of tenure and the skills of the Non-Executive Directors to assist with succession planning. We reported last year that there were several upcoming scheduled retirements from the Board and on 10 May 2023 we announced that Sir Crispin Davis, Dame Clara Furse and Valerie Gooding would not be seeking re-election at the 2023 AGM. In anticipation of these scheduled departures, the Committee focused on finding suitable Non-Executive Director successors to further enhance the Board’s experience and capabilities in the telecommunications and technology sectors. MWM Consulting, an independent external search firm, was appointed to support this process. Following shareholder approval at the Annual General Meeting on 26 July 2022, Stephen Carter, Delphine Ernotte Cunci and Simon Segars were appointed as Non-Executive Directors, each bringing a broad range of experience and expertise to the Board. In November 2022, we also announced the appointment of Christine Ramon who joined the Board as a Non-Executive Director on 14 November 2022. Christine brings extensive financial and strategic experience, along with telecommunications expertise. She also has comprehensive African market experience that will support the strategic aims of the Group and I am delighted to welcome her to Vodafone’s Board. In light of these Board changes and having reviewed the composition of the Board Committees, we announced that with effect from 8 November 2022, Stephen Carter became a member of the Nominations and Governance Committee, Delphine Ernotte Cunci a member of the Remuneration Committee and Simon Segars a member of the ESG Committee. Christine Ramon was appointed a member of the Audit and Risk Committee with effect from 28 March 2023. Nominations and Governance Committee Click or scan to watch our new Non-Executive Directors explain their role: investors.vodafone.com/videos The Committee has also considered the succession plans for the roles of Senior Independent Director, Workforce Engagement Lead and Chair of the Remuneration Committee in line with the expected retirement of Valerie Gooding this year, following nine years’ service to the Board. With effect from the conclusion of the 2023 AGM, David Nish will be appointed as Senior Independent Director, Delphine Ernotte Cunci and Christine Ramon will be appointed Workforce Engagement Leads, and Amparo Moraleda will be appointed Chair of the Remuneration Committee. The Committee is confident that the Board currently has the necessary mix of skills and experience to contribute to the Company’s strategic objectives. Read more about the details of the length of tenure of each Director and a summary of the skills and experience of the Non-Executive Directors on pages 60 and 65-67 Appointment process for Non-Executive Directors To begin the appointment process, the Company engages with an external search consultancy which it provides with a search specification. The consultancy then proposes a list of individuals with a diverse range of backgrounds and characteristics. Capturing the clear benefits of diversity of background and opinion, and identifying candidates with the requisite experience and capabilities, is at the forefront of this search. The shortlisted candidates are interviewed by the Committee members and they meet with the Group Chief Executive. A recommendation is made to the Board on the chosen candidate. Once a candidate is selected, appointment terms are drafted and agreed with the selected candidate. Executive Committee changes, succession planning and talent pipeline The Committee receives regular updates on succession planning and changes to the membership of the Executive Committee. This year, the Committee has discussed succession plans for executives below Board level. Following Nick Read stepping down from his role as Group Chief Executive in December 2022, Margherita Della Valle was appointed as Group Chief Executive on an interim basis with effect from 1 January 2023, whilst continuing her role as Group Chief Financial Officer. We are grateful to Nick Read for his significant commitment and contribution to Vodafone during his career. The Board announced on 27 April 2023, following a rigorous internal and external search, that Margherita was appointed as the permanent Group Chief Executive. She will also continue as Group Chief Financial Officer until an external search for a new Group Chief Financial Officer is complete. During the year the Committee discussed succession planning for a new Group Chief Technology Officer and Group General Counsel and Company Secretary following the respective retirements of Johan Wibergh on 31 December 2022 and Rosemary Martin on 1 March 2023. Both individuals also stepped down from the Executive Committee on their respective retirement dates. Following the recruitment process, we were pleased to announce the appointment of Maaike de Bie as Group General Counsel and Company Secretary with effect from 1 March 2023. Maaike also joined the Executive Committee with effect from the same date. With almost 30 years of experience, Maaike is an experienced international lawyer and is dual qualified in both the US and UK. She has held numerous senior roles in a variety of sectors, including at EY LLP, General Electric and the European Bank for Reconstruction and Development LLP. Maaike has also previously served as General Counsel and Company Secretary of easyJet plc and Royal Mail plc. Governance (continued) 74 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

The Committee continues to develop a deeper understanding of executive talent requirements and the capabilities required for the future. We were delighted to announce the appointment of Scott Petty as Group Chief Technology Officer on 1 January 2023, who joined Vodafone in 2009. Alberto Ripepi was appointed as Group Chief Network Officer on 1 January 2023 having joined in 2001 and both Scott and Alberto co-lead Vodafone Technology and joined the Group Executive Committee with effect from the same date. We also announced that Alex Froment-Curtil stepped down as Group Chief Commercial Officer and Executive Committee member with effect from 31 December 2022. Aldo Bisio was appointed as Chief Commercial Officer on 12 January 2023 in addition to his role as CEO Vodafone Italy. Vodafone Spain joined the Europe Cluster with effect from 12 January 2023 reporting to Europe Cluster CEO, Serpil Timuray. Colman Deegan stepped down as CEO of Vodafone Spain with effect from 31 March 2023. Governance The Committee continues to review action taken to comply with the Code and other legal and regulatory obligations during the year. The Committee receives regular governance updates and is satisfied that Vodafone has complied with the Code in full during the year. Independence In accordance with the Code, the independence of all the Non-Executive Directors was considered by the Committee. At the date of publication, Valerie Gooding has served more than nine years as a director; however, she will remain on the Board until the conclusion of the 2023 AGM in order to allow for a gradual and smooth transition period of the Senior Independent Director, Workforce Engagement Leads and Remuneration Committee Chair roles. Following evaluation, all Non-Executive Directors are considered independent, and they continue to make independent contributions and effectively challenge management. All Non-Executive Directors have submitted themselves for election or re-election, as applicable, at the 2023 AGM, other than Sir Crispin Davis, Dame Clara Furse and Valerie Gooding who will retire from the Board at the conclusion of the 2023 AGM as announced on 10 May 2023. The Executive Directors’ service contracts and Non-Executive Directors’ appointment letters are available for inspection at our registered office and at the 2023 Annual General Meeting. Conflicts of interest The Companies Act 2006 provides that directors have a duty to avoid a situation in which they have or may have a direct or indirect interest that conflicts or might conflict with the interests of the Company. This duty is in addition to the existing duty owed to the Company to disclose to the Board any interest in a transaction or arrangement under consideration by the Company. Our Directors must report any changes to their commitments to the Board, immediately notify the Company of actual or potential conflicts or a change in circumstances relating to an existing authorisation and complete an annual conflicts questionnaire. Any conflicts or potential conflicts identified are considered and, where appropriate, authorised by the Board in accordance with the Company’s Articles of Association. A register of authorised conflicts is also reviewed periodically. The Committee and the Board are satisfied that the external commitments of the Directors do not conflict with their duties and commitments as Directors of the Company. The Committee is comfortable that it has adequate measures in place to manage and mitigate any actual or potential conflicts of interests that may arise in the future. Time commitment In accordance with the Code, the Committee actively reviews the time commitments of the Board. All Directors are engaged in providing their external commitments to establish that they have sufficient time to meet their Board responsibilities. The Committee is satisfied that the Board does meet this requirement and all Directors provide constructive challenge, strategic guidance and hold management to account. Board evaluation In accordance with the Code, Vodafone conducts an annual evaluation of Board and Board Committee performance, which every Director engages in, and which is facilitated by an independent third party at least once every three years. This year, an internal evaluation of the performance of the Board and Committees took place led by the Chair, with support from the Group General Counsel and Company Secretary. Read more about the outcome of this review on page 73 Roles and responsibilities The terms of reference for the Nominations and Governance Committee set out the role and responsibilities of the Committee in further detail and were reviewed in March 2023. Click to read the Committee’s terms of reference: vodafone.com/board-committees Diversity The Board Diversity Policy reinforces the ongoing commitment of the Board to supporting diversity and inclusion in the boardroom in all its forms including age, gender ethnicity, sexual orientation, disability and socio-economic background. The Committee acknowledges the significant role diversity and inclusion has on the effective functioning of the Board and its Committees and believes a diverse board brings a broader perspective, which enables it to be better equipped to understand the views of our stakeholders as well as our shareholders in the decision-making process. The Committee reviews the Board Diversity Policy annually to ensure the objectives remain appropriate and sufficiently stretching. We also continue to monitor requirements as set by the Financial Conduct Authority, FTSE Women Leaders Review, NASDAQ listing rules and the Parker Review in terms of gender and ethnic diversity. Vodafone acknowledges that these targets are not just an end goal, but rather steps towards a drive for further progress. Whilst the Board Diversity Policy specifically focuses on diversity at Board and Committee level, commitment to diversity at Vodafone extends beyond the Board to the Executive Committee, talent pipeline and global workforce. The Board supports management in their efforts to build a diverse organisation throughout the Group. As at 31 March 2023, our Executive Committee has four positions held by women (33%) and 25% of the Executive Committee identifies as ethnically diverse. In the Senior Leadership Team, 49 roles are held by women (33%) and 18% of the Senior Leadership Team identify as ethnically diverse. Read more on Senior Leadership Team diversity on page 34 Read more about our workforce inclusion programmes on pages 30-34 75 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Governance (continued) Board diversity matrix This has been prepared in accordance with the guidance issued by NASDAQ. More information can be found here: listingcenter.nasdaq.com As of 31 March 2023 Country of Principal Executive Offices United Kingdom Foreign Private Issuer Yes Disclosure Prohibited under Home Country Law No Total Number of Directors 13 Part I: Gender Identity Female Male Non-Binary Did Not Disclose Gender Directors 7 6 0 0 Part II: Demographic Background Under-represented individual in Home Country Jurisdiction 1 LGBTQ+ 0 Did Not Disclose Demographic Background 1 The data contained in the tables on this page was collected as part of the annual declaration process, whereby the Board and the Executive Committee received declaration forms for self-completion. The declaration forms included, for all individuals whose data is being reported, the same questions relating to ethnicity, gender, sexual orientation and disabilities. The data is used for statistical reporting purposes and is provided with consent. The data in the above tables is as at 31 March 2023 and there have been no changes in the period between then and the date of this report. Whilst we commit to diversity and inclusion in all its forms, all appointments are made on merit and objective criteria to ensure the appropriate mix of skills and experience on the Board, valuing the unique contribution that an individual will bring. Key areas of focus for 2023/24 – Board and Committee composition, tenure and succession; – Senior leadership succession and onboarding; and – Continued onboarding of our recent Non-Executive Directors. /s/ Jean-François van Boxmeer Jean-François van Boxmeer On behalf of the Nominations and Governance Committee 21 June 2023 Diversity targets – progress update Target Progress The Board aspires to meet and ultimately exceed the target for at least 40% of Board positions to be held by women. We are pleased to report that as at 31 March 2023, 54% of our Board identified as women. That at least one of the positions of Chair, CEO, CFO or Senior Independent Director is held by a woman. As at 31 March 2023 our Senior Independent Director, Chief Executive and Chief Financial Officer positions are held by women.1 That at least one member of the Board is from a minority ethnic background. As at 31 March 2023, we currently have one Board member from a minority background, and we continually aspire to increase diverse representation on our Board. Note: 1. The positions of Chief Executive and Chief Financial Officer are held by Margherita Della Valle. Board and executive management diversity Prepared in accordance with UK Listing Rule 9.8.6R(10) as at 31 March 2023 Gender identity or sex1 Number of Board members Percentage of the Board Number of senior positions on the Board (CEO, CFO, SID and Chair)2 Number in executive management Percentage of executive management Men 6 46% 1 8 67% Women 7 54% 3 4 33% Other categories 0 0% 0 0 0% Not specified/prefer not to say 0 0% 0 0 0% Ethnic background Number of Board members Percentage of the Board Number of senior positions on the Board (CEO, CFO, SID and Chair)2 Number in executive management Percentage of executive management White British or other White (including minority-white groups) 12 92% 4 9 75% Mixed/Multiple Ethnic Groups 0 0% 0 0 0% Asian/Asian British 1 8% 0 2 17% Black/African/Caribbean/Black British 0 0% 0 0 0% Other ethnic group, including Arab 0 0% 0 1 8% Not specific/prefer not to say 0 0% 0 0 0% Notes: 1. The data reported is on the basis of gender identity. 2. The positions of Chief Executive and Chief Financial Officer are held by Margherita Della Valle. 76 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

The Committee oversees the governance of the Group’s financial reporting, the external audit process, risk management, internal control and related assurance processes. During the year, the Committee completed a series of deep dive reviews of principal key risks and additional reviews, with an ongoing focus on technology matters, particularly cyber threats and resilience. Chair and financial expert David Nish Members Michel Demaré Deborah Kerr Amparo Moraleda Christine Ramon (appointed as a member on 28 March 2023) Key responsibilities The responsibilities of the Committee are to: – Monitor the integrity of the financial statements, including the review of significant financial reporting judgements; – Monitor the Group’s risk management system, review of the principal risks and the management of those risks; – Provide advice to the Board on whether the Annual Report is fair, balanced and understandable and on the appropriateness of the long-term viability statement; – Review and monitor the external auditor’s independence and objectivity and the effectiveness of the external audit; – Review the system of internal financial control and compliance with section 404 of the US Sarbanes-Oxley Act; – Review and provide advice to the Board on the approval of the Group’s US Annual Report on Form 20-F; and – Monitor the activities and review the effectiveness of the Internal Audit function. Click to read the Committee’s terms of reference: vodafone.com/board-committees Letter from the Committee Chair I am pleased to present our report as Chair of the Audit and Risk Committee. This report provides an overview of how the Committee operates, an insight into the Committee’s activities during the year and its role in ensuring the integrity of the Group’s published financial information and the effectiveness of its risk management, controls and related processes. The Committee met five times during the year, which included a joint meeting with the ESG Committee. Amparo Moraleda will step-down from the Committee with effect from the conclusion of the 2023 AGM. The attendance by members at Committee meetings can be seen on page 60. Each meeting agenda included a range of topics across the Committee’s areas of responsibility. – External cyber threats continue to be a Group principal risk and the Group invests considerable resources in the technology teams working to prevent, identify and manage attempted cyber attacks. During the year, the Committee regularly met with the Chief Technology Officer and Cyber Security, Technology Assurance and Strategy Director to review and challenge the cyber security strategy and also undertook a deep dive review of this principal risk. Read more about cyber security on pages 42 to 43 – We performed deep dive reviews on several other principal risks, including technology resilience and future readiness with the Chief Technology Officer and Chief Network Officer, as well as threats from emerging technology and disruptive business models with the CEO of Vodafone Business and the Group Strategy Director. In addition, the Committee undertook a number of reviews of M-Pesa with a focus on risk management, the control environment, regulatory compliance and assurance activities; – We completed a series of reviews across multiple business units, typically with a focus on the risk and control environment. This was performed with the CEO and CFO of the Other Europe markets cluster, the CEO of Vantage Towers, the CEOs of Vodafone Germany, Vodafone Spain and Vodacom Group; and – At the September 2022 and March 2023 meetings, we considered the anticipated financial reporting matters impacting the half-year and year-end reporting. We also reviewed the half-year results announcement at our November meeting and the Annual Report and accompanying materials at our May meeting, prior to the Group’s results release. Our work included reviews of goodwill impairment testing, taxation judgements, legal contingencies and the Company’s work on going concern and the long-term viability statement. The Committee recognises the importance of Environmental, Social and Governance (‘ESG’) topics and the requirement for disclosures in accordance with the Task Force on Climate-Related Financial Disclosures (‘TCFD’) framework. We modified our terms of reference during the year to enhance the Committee’s oversight in these areas by having a joint meeting with the ESG Committee. During our joint meeting in May 2023, we challenged the disclosures included in this Annual Report and also the Group’s ESG Addendum which is available on our website. Our external auditor, Ernst & Young (‘EY’), provides robust challenge to management and its independent view to the Committee on specific financial reporting judgements and the control environment. /s/ David Nish David Nish On behalf of the Audit and Risk Committee 21 June 2023 Objective The objective of the Committee is the provision of effective governance over the appropriateness of financial reporting of the Group, including the adequacy of related disclosures, the performance of both the Internal Audit function and the external auditor and oversight of the Group’s systems of internal control, business risks and related compliance activities. Audit and Risk Committee Click or scan to watch the Chair of the Audit and Risk Committee explain his role: investors.vodafone.com/videos Committee governance Committee meetings normally take place the day before Board meetings. The Committee Chair reports to the Board, as a separate agenda item, on the activity of the Committee and matters of particular relevance. The Board has access to the Committee’s papers and receives copies of the Committee minutes. The Committee regularly meets separately with the external auditor, the Group Chief Executive and Group Chief Financial Officer, the Group Audit Director and the Group Head of Risk without others being present. The Chair also meets regularly with the external lead audit partner during the year, outside of the formal Committee process. The Chair is designated as the financial expert on the Committee for the purposes of the US Sarbanes-Oxley Act and the 2018 UK Corporate Governance Code (‘Code’). The Committee continues to have competence relevant to the sector in which the Group operates. Read more about the skills and experience of Committee members on pages 65 to 67 77 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Governance (continued) Financial reporting The Committee’s primary responsibility in relation to the Group’s financial reporting is to review, with management and the external auditor, the appropriateness of the half-year and annual consolidated financial statements. The Committee focuses on: – The quality and acceptability of accounting policies and practices; – Providing advice to the Board on the form and basis underlying the long-term viability statement; – Material areas in which significant judgements have been applied or where significant issues have been discussed with the external auditor; – An assessment of whether the Annual Report, taken as a whole, is fair, balanced, and understandable and whether our US Annual Report on Form 20-F complies with relevant US regulations; – The clarity of the disclosures and compliance with financial reporting standards and relevant financial and governance reporting requirements; and – Any correspondence from regulators in relation to our financial reporting. Accounting policies and practices The Committee received reports from management in relation to: – The identification of critical accounting judgements and key sources of estimation uncertainty, including the impact of climate change on the consolidated financial statements; – Significant accounting policies; and – Proposed disclosures of these in this Annual Report. Following discussions with management and the external auditor, the Committee approved the disclosures of the accounting policies and practices set out in note 1 ‘Basis of preparation’ and within other notes to the consolidated financial statements. Risk deep dive reviews The Committee performed a series of deep dives with management as part of the meeting agendas. These reviews are summarised below, together with the Group’s principal risk to which the review relates. Principal risk Area of focus Adverse changes in macroeconomic conditions Business resilience and crisis management The Committee met with the Chief External and Corporate Affairs Officer and the Global Corporate Security and Resilience Director to perform a deep dive on business resilience and crisis management planning. The Committee reviewed the Group’s crisis management plans and preparedness for responding to multiple concurrent crises. Adverse changes in macroeconomic conditions Financing The Committee met with the Group Treasury Director to perform an in-depth review of funding needs and related financing activities. This included the potential impact of adverse changes in the macro-economic and market conditions on financing plans over the short to medium term and, more broadly, how funding and financing risk is being managed. Disintermediation New technologies The Committee met with the CEO of Vodafone Business and the Group Strategy Director to review and challenge the Group’s activities and strategies to mitigate the potential risks from new industry challengers and technologies. Cyber threat Cyber security strategy The Committee met twice with the Chief Technology Officer and the Cyber Security, Technology Assurance and Strategy Director to review the Group’s cyber security strategy, the cyber control framework and related compliance and assurance activities. The deep dives included consideration of the threat landscape and the performance of the Group’s businesses in meeting the required compliance standards. Adverse political and policy environment Regulatory affairs The Committee met with the Chief External and Corporate Affairs Officer to deep dive on the political and regulatory developments impacting the industry. This included geo-political risks and the actions underway to respond to these risks. Strategic transformation Business reviews The Committee met with a range of markets and business units, with a focus on the operational landscape, local risk assessments and related activity, the control environment and progress against any findings from Internal Audit activities. This included: – Germany market review with the market CEO and CFO; – Spain market review with the market CEO and CFO; – Review of the Europe Cluster markets with the Europe Cluster CEO and CFO; – Business review of Vodacom with the Vodacom Group CEO and CFO; – Business review of Vantage Towers with the Vantage Towers CEO and CFO; and – Entity review of Vodafone Roaming Services with the Director of Roaming Services. Technology resilience and future readiness Technology risk The Committee met with the Chief Technology Officer and the Chief Network Officer to consider potential points of technology failure and the impact this could have on operational activities. Related business continuity plans were assessed and challenged. Technology resilience and future readiness Resilience and readiness The Committee met with the Chief Technology Officer and the Chief Network Officer to deep dive on the activities to maintain a robust, stable and resilient technology estate and on the transformation programmes in place to modernise aspects of our technology estate to ensure future readiness. Technology resilience and future readiness IT control assurance The Committee met with the Chief Technology Officer and IT Director to review and challenge the opportunities to increase the standardisation of IT controls and leverage automation across the Vodafone footprint. 78 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Area of focus Actions taken Portfolio changes The Group concluded several transactions during the second half of the financial year of which the most notable was the disposal of a controlling stake in Vantage Towers into a joint venture, the disposals of Vodafone Hungary and Vodafone Ghana and the transfer of the Group’s shareholding in Vodafone Egypt to its subsidiary, Vodacom Group Limited. The most significant disclosure and accounting judgements considered include: – The recognition and measurement of gains on the business disposals, including a partial deferral of the gain recognised from the sale of Vantage Towers due to the leaseback of tower space by the Group from Vantage Towers. See note 12 ‘Investments in associates and joint arrangements’ and note 27 ‘Acquisitions and disposals’ in the consolidated financial statements. The Committee met with the Group Financial Controlling and Operations Director in March 2023 to review and challenge the accounting treatment and disclosures in the 2023 consolidated financial statements, including the sale and leaseback accounting resulting from the disposal of Vantage Towers. India accounting matters The disclosure and accounting judgements in relation to: – The Group’s conditional and capped obligations to make certain payments to Vodafone Idea Limited (‘VIL’) under a payment mechanism agreed at the time of the merger between Vodafone India and Idea Cellular in 2017; – The valuation of the security package provided by the Group to Indus Towers (‘Indus’) in respect of commitments of VIL to Indus and the Group’s obligation to the Total Return Swap (‘TRS’) lenders; – The valuation of a mark-to-market derivative asset in relation to the TRS; – The decision to cease reporting the Group’s investment in Indus as held for sale in the consolidated financial statements; and – The impairment of the Group’s investment in Indus. See note 7 ‘Discontinued operations and assets held for sale’ and note 29 ‘Contingent liabilities and legal proceedings’ in the consolidated financial statements. The Committee reviewed the appropriateness of the Group’s accounting judgements in relation to potential liabilities under the payment mechanism agreed with VIL, considering VIL’s ability to make any further material payments. The Committee also reviewed accounting judgements relating to Indus Towers, notably the terms of the remaining pledge contained in the security package, the reversal of the held for sale classification in the consolidated financial statements and the valuation of the TRS related derivative asset. These reviews occurred at the September 2022, November 2022, March 2023 and May 2023 Committee meetings. Impairments Judgements in relation to impairment testing relate primarily to the assumptions underlying the calculation of the value in use of the Group’s businesses, being the achievability of the long-term business plans and the macroeconomic and related valuation model assumptions. See note 4 ‘Impairment losses’ in the consolidated financial statements. The Committee met with the Group Head of Financial Planning & Analysis in November 2022 and May 2023 to discuss the impairment exercise undertaken and to challenge the appropriateness of assumptions made, including: – The consistent application of management’s valuation methodology; – The achievability of the Group’s five-year business plans; – The potential impacts of (i) rising energy costs, (ii) inflation and (iii) climate change on the Group’s businesses and valuation assumptions; – The long-term growth assumed for the Group’s businesses at the end of the plan period; and – The discount rates assumed in the valuation of the Group’s businesses. During the year, the Group recorded no material impairments of asset carrying values. Fair, balanced and understandable The Committee assessed whether the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy. This assessment is supported by the Group’s Disclosure Committee which is chaired by the Group General Counsel and Company Secretary who briefs the Committee on the Disclosure Committee’s work and findings. The Committee reviewed the processes and controls that underpin the Annual Report’s preparation, ensuring that all contributors and senior management are fully aware of the requirements and their responsibilities. This included the financial reporting responsibilities of the Directors under section 172 of the Companies Act 2006 to promote the success of the Company for the benefit of its members as well as considering the interests of other stakeholders which will have an impact on the Company’s long-term success. The Committee reviewed an early draft of the Annual Report to enable input and comment. The review is performed in conjunction with the ESG Committee which also reviews the TCFD and ESG-related disclosures. The Committee also reviewed the results announcement, supported by the work of the Group’s Disclosure Committee, which reviews and assesses the appropriateness of investor communications. This work enabled the Committee to provide positive assurance to the Board to assist it in making the statement required by the Code. Significant financial reporting judgements The areas considered and actions taken by the Committee in relation to the 2023 consolidated financial statements are outlined below and overleaf. For each area, the Committee was satisfied with the accounting and disclosures in the consolidated financial statements. 79 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Governance (continued) Regulators and our financial reporting The Financial Reporting Council (‘FRC’) publishes thematic reviews and other guidance to help companies improve the quality of corporate reporting through the provision of guidance and reviews of the quality of reporting across public companies. The Group routinely reviews FRC publications, the most relevant publications for the 2023 Annual Report being: – Key matters for 2022/23 reports and accounts; – Annual review of corporate reporting 2021/22; – Thematic review of existing disclosure requirements for (i) discount rates, (ii) judgements and estimates, (iii) earnings per share, (iv) deferred tax assets, (v) accounting and reporting for business combinations and (vi) TCFD and climate-related disclosures; – ‘What makes a good Annual Report and Accounts’ guidance; – Updated guidance on Strategic Reports; and – FRC Lab report on digital security risk disclosure. The Group already complied with the majority of the recommendations and the 2023 Annual Report has been updated to adopt best practice where appropriate. We also reviewed the draft standard for Audit Committees that was published by the FRC in the year. The final requirements will be reviewed once available although no significant impact is expected as we have assessed that the Committee follows the working practices outlined in the draft standard. During the year, the Financial Conduct Authority (‘FCA’) finalised new mandatory disclosure requirements on diversity and inclusion. The Committee welcomes these new disclosure requirements which are included in this Annual Report. We continue to track developments for the proposals in the ‘Restoring Trust in Audit and Corporate Governance’ paper issued by the Department for Business, Energy and Industrial Strategy (‘BEIS’). This will ensure we are well placed to implement the changes, as required, in the years ahead. During the year, the Group received a notification letter from the FRC that the Annual Report for the year ended 31 March 2022 had been included in their thematic review of company disclosures relating to deferred tax assets. In October 2022, we received confirmation that the FRC had no questions for the Group arising from the review. In December 2021, Vantage Towers A.G. (‘Vantage Towers’) received an enquiry letter from BaFin, the German Federal Financial Supervisory Authority, containing questions and requests for further information in relation to the Vantage Towers Annual Report for the year ended 31 March 2022. To date, two written responses in January and March 2023 have been submitted to BaFin as part of the ongoing enquiry. Area of focus Actions taken Liability provisioning The Group is subject to a range of claims and legal actions from a number of sources, including, but not limited to, competitors, regulators, customers, suppliers and, on occasion, fellow shareholders in Group subsidiaries. See note 16 ‘Provisions’ and note 29 ‘Contingent liabilities and legal proceedings’ in the consolidated financial statements. The Committee met with the Director of Litigation in November 2022 and May 2023 in advance of the half-year and year-end reporting, respectively. The Committee reviewed and challenged management’s assessment of the status of the most significant claims, together with relevant legal advice received by the Group, to form a view on the level of provisioning and appropriateness of disclosures in the consolidated financial statements. Taxation The Group is subject to a range of tax claims and related legal actions in several jurisdictions where it operates. Furthermore, the Group has extensive accumulated tax losses, and a key management judgement is whether a deferred tax asset should be recognised in respect of those losses. See note 6 ’Taxation’ and note 29 ’Contingent liabilities and legal proceedings’ in the consolidated financial statements. The Committee met with the Group Tax Director in November 2022 and May 2023 in advance of the half-year and year-end financial reporting, respectively. The Committee challenged the judgements underpinning tax provisioning, deferred tax assets and related disclosures. Revenue recognition Revenue is a risk area given the inherent complexity of IFRS 15 accounting requirements and the underlying billing and related IT systems. See note 1 ’Basis of preparation’ in the consolidated financial statements. The accounting policy for and related disclosure requirements of IFRS 15 that have been presented in the Annual Report were reviewed in March and May 2023. The Committee considered the scope of EY’s planned revenue audit procedures, and their related audit findings and observations at its meetings in November 2022 and May 2023. Hyperinflation accounting in Turkey Turkey has met the requirements to be designated as a hyperinflationary economy under IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. The Group has therefore applied the requirements of IAS 29 for its Turkish operations with a Turkish lira functional currency. See note 1 ‘Basis of preparation’ in the consolidated financial statements. The Committee met with the Group Financial Controlling and Operations Director in November 2022, March 2023 and May 2023 to review and challenge the accounting treatment and disclosures in the half-year and year-end financial reporting, respectively. 80 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Internal control and risk management The Committee has the primary responsibility for the oversight of the Group’s system of internal control, including the risk management framework, the compliance framework, and the work of the Internal Audit function. Internal Audit The Internal Audit function provides independent and objective assurance over the design and operating effectiveness of the system of internal control, through a risk-based approach. The function reports into the Committee and, administratively, to the Chief Financial Officer. The function is composed of teams across Group functions and local markets. This enables access to specialist skills through centres of excellence and ensures local knowledge and experience. Cooperation with professional bodies and an information technology research firm has ensured access to additional specialist skills and an advanced knowledge base. Internal Audit activities are based on a robust methodology and the internal quality assurance improvement programme ensures conformity with the International Professional Practices framework, which includes the IIA standards and code of ethics, and the continuous development of the audit methodology applied. The conformity is reviewed and verified through an external quality assessment by an independent consultancy firm every three years. The Committee has a standing agenda item to cover Internal Audit related topics. Prior to the start of each financial year, the Committee reviews and approves the annual audit plan, assesses the adequacy of the budget and resources, and reviews the operational initiatives for the continuous improvement of the function’s effectiveness. The audit plan is determined by taking into account Internal Audit’s rolling review framework and the outputs of a data-driven risk assessment. The Committee reviews progress against the approved audit plan and the results of Internal Audit activities, with a stronger focus on unsatisfactory audit results and cross-entity audits, which are audits that are performed across multiple markets with the same scope. Audit results are analysed by process and entity to highlight both changes in the control environment and areas that require attention. During the year, Internal Audit coverage focused on principal risks, including cyber threat and strategic transformation. Relevant audit results are reported before the Committee’s in-depth review with the risk owner, which allows the Committee to have an integrated view on the way the risk is managed. Assurance was also provided across a broad range of areas, including: product development, customer base management, Vodafone Business sales opportunity governance, billing of Internet of Things services, compliance with the EU Electronic Communications Code, data management, data protection at third parties, asset verification and reconciliation, revenue and cost assurance controls, revenue accrual processes, lease accounting, active directory infrastructure security, Application Programming Interface security and M-Pesa operations. The activities performed by the shared service organisation also received ongoing focus due to their significance across many processes. Management is responsible for ensuring that issues raised by Internal Audit are addressed within an agreed timetable, and the Committee reviews their timely completion. The last independent review of the effectiveness of the Group’s Internal Audit function was performed by Deloitte LLP in January 2022 and the results have been presented to the Committee. The review concluded that the Internal Audit function operated in accordance with the Global Institute of Internal Auditors’ International Professional Practices Framework, is at the top of its peer group range and demonstrates areas of innovative practice. The Internal Audit function continues to invest in several initiatives to improve its effectiveness, particularly in the adoption of new technologies. The innovative use of data analytics has provided broader and deeper audit testing and driven increased insights. Assessment of the Group’s system of internal control, including the risk management framework The Group’s risk assessment process and the way in which significant business risks are managed is an area of focus for the Committee. The Committee’s activity here was led primarily, but not solely, by the Group’s assessment of its principal and emerging risks and uncertainties set out on pages 51 to 56 and a range of mitigations for risks as set out on pages 113 and 114. Cyber threats remain a major focus for the Committee given the continual threats in this area. The Group has an internal control environment designed to protect the business from the material risks which have been identified. Management is responsible for establishing and maintaining adequate internal controls and the Committee has responsibility for ensuring the effectiveness of those controls. The Committee reviewed the process by which Group management assessed the control environment, in accordance with the requirements of the Guidance on Risk Management, Internal Control and Related Financial and Business Reporting published by the FRC. This activity was supported by reports from the Group Audit Director and the Group Head of Risk and a range of functional specialists. As part of the Committee’s recurring agenda items, the Group Security Director provided a fraud update, the scope of which would include incidents of fraud involving management or employees with a significant role in internal controls. The Group operates a ‘Speak Up’ channel that enables employees to anonymously raise concerns about possible irregularities. The Committee received an update on the operation of the channel together with the output of any resulting investigations. The Committee has completed its review of the effectiveness of the Group’s system of internal control, including risk management, during the year and up to the date of this Annual Report. The review covered all material controls including financial, operating and compliance controls. The Committee confirms that the system of internal control operated effectively for the 2023 financial year. Where specific areas for improvement were identified, mitigating alternative controls and processes were in place. This allows us to provide positive assurance to the Board to help fulfil its obligations under the Code. Compliance with section 404 of the US Sarbanes-Oxley Act Oversight of the Group’s compliance activities in relation to section 404 of the US Sarbanes-Oxley Act and policy compliance reviews also fall within the Committee’s remit. Management is responsible for establishing and maintaining adequate internal controls over financial reporting and we have responsibility for ensuring the effectiveness of these controls. The Committee received updates on the Group’s work in relation to section 404 compliance and the Group’s broader financial control environment during the year. We continue to challenge management on ensuring the nature and scope of control activities evolve to ensure key risks continue to be adequately mitigated. For example, robust controls over our IT systems are critical and were discussed with the Chief Technology Officer and IT Director at the November 2022 meeting. The Committee also took an active role in monitoring the Group’s compliance activities, including receiving reports from management in the year covering programme-level strategy, the scope of compliance work performed and the results of controls testing. The external auditor also reports the status of its work in relation to controls in its reports to the Committee. 81 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Long-term viability statement and going concern assessment The Committee provides advice to the Board on the form and basis of conclusion underlying the long-term viability statement and the going concern assessment. Read more about the long-term viability statement on page 57 Read more about the going concern assessment on page 112 At our meeting in May 2023, the Committee challenged management on its financial risk assessment as part of its consideration of the long-term viability statement. This included scrutiny of forecast liquidity, balance sheet stress tests, the availability of cash and cash equivalents through new or existing financing facilities and a review of counter-party risk to assess the likelihood of third parties not being able to meet contractual obligations. This comprehensive assessment of the Group’s prospects made by management included consideration of: – The review period and alignment with the Group’s internal long‑term forecasts; – The assessment of the capacity of the Group to remain viable after consideration of future cash flows, expected debt service requirements, undrawn facilities, and access to capital markets; – The modelling of the financial impact of severe but plausible risk scenarios materialising, including the impact of energy price inflation; – The inclusion of clear and enhanced disclosures in the Annual Report as to why the assessment period selected was appropriate to the Group, what qualifications and assumptions were made and how the underlying analysis was performed, consistent with FRC pronouncements; and – Comprehensive disclosure in relation to the Group’s liquidity provided in the consolidated financial statements. See note 22 ‘Capital and financial risk management’ in the consolidated financial statements. External audit The Committee has primary responsibility for overseeing the relationship with the external auditor, EY. This includes making the recommendation on the appointment, reappointment, and removal of the external auditor, assessing its independence on an ongoing basis, and approving the statutory audit fee, the scope of the statutory audit and the appointment of the lead audit engagement partner. Alison Duncan has held this role for four years since the appointment of EY as external auditor for the year ended 31 March 2020. EY presented to the Committee its detailed audit plan for the 2023 financial year, which outlined its audit scope, planning materiality and its assessment of key audit risks. The identification of key audit risks is critical in the overall effectiveness of the external audit process. The Committee also received reports from EY on its assessment of the accounting and disclosures in the financial statements and financial controls. The Committee will continue to review the auditor appointment and anticipates that the audit will be put out to tender at least every 10 years. The Company has complied with the Statutory Audit Services Order 2014 for the financial year under review. The last external audit tender took place in 2019 which resulted in the appointment of EY. Independence and objectivity In its assessment of the independence of the auditor, and in accordance with the US Public Company Accounting Oversight Board’s (‘PCAOB’) standard on independence, the Committee received details of all relationships between the Company and EY that may have a bearing on its independence and received confirmation from EY that it is independent of the Company in accordance with US federal securities law and the applicable rules and regulations of the Securities and Exchange Commission (‘SEC’) and the PCAOB. Effectiveness of the external audit process The Committee reviewed the quality of the external audit process throughout the year and considered the performance of EY. This comprised the Committee’s own assessment and the results of a detailed feedback survey of senior personnel across the Group. Based on these reviews, the Committee concluded that there had been appropriate focus and challenge by EY on the primary areas of the audit and that EY had applied robust challenge and scepticism throughout the audit. EY audit and non-audit fees Total fees payable to EY for audit and non-audit services in the year ended 31 March 2023 amounted to €30 million (FY22: €25 million). Audit fees The Committee reviewed and discussed the fee proposal, was engaged in agreeing audit scope changes and, following the receipt of formal assurance that its fees were appropriate for the scope of the work required, agreed an audit fee of €27 million for statutory audit services in the year (FY22: €23 million). Non-audit fees To protect the independence and objectivity of the external auditor, the Committee has a policy for the engagement of the external auditor to provide non-audit services. The policy prohibits EY from playing any part in management or decision-making, providing certain services such as valuation work and the provision of accounting services. The Group’s non-audit services policy incorporates the requirements of the FRC’s Ethical Standard, including a ‘whitelist’ of permitted non-audit services which mirrors the FRC’s Ethical Standard. The Committee has pre-approved that EY can be engaged by management, subject to the policies set out above, and subject to: – A €60,000 fee limit for individual engagements; – A €500,000 total fee limit for services where there is no legal alternative; and – A €500,000 total fee limit for services where there is no practical alternative supplier. For those permitted services that exceed these specified fee limits, the Committee Chair pre-approves the service. Non-audit fees in the year were €3 million, comprising audit-related fees of €3 million. (FY22: €2 million, comprising audit-related fees of €2 million. Vodafone did not occur any tax fees and EY did not provide any products or services to Vodafone other than the audit and audit related fees described above. See note 3 ‘Operating profit’ in the consolidated financial statements. FY23 FY22 Audit fees €27 million €23 million Non-audit fees €3 million €2 million Audit-related fees €3 million €2 million Tax Fees – – All other fees – – Governance (continued) 82 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

The role of the ESG Committee is to provide oversight of Vodafone’s Environmental, Social and Governance (‘ESG’) programme, of sustainability and responsible business practices, as well as Vodafone’s contribution to the societies that we operate in under the social contract. Chair Amparo Moraleda Members Valerie Gooding Dame Clara Furse DBE Simon Segars (appointed as member in November 2022) On 10 May 2023, we announced that Valerie Gooding and Dame Clara Furse will be stepping down as members of the Committee with effect from the conclusion of the 2023 AGM. Jean-François van Boxmeer and Christine Ramon will join the Committee from the same date. Key responsibilities The responsibilities of the Committee are to: – Provide oversight of the Vodafone Group ESG strategy, the Purpose programme (Digital Society, Inclusion for All and Planet), sustainability and responsible business practices, as well as the contribution to the societies they operate in under their the social contract; – Monitor progress against key performance indicators and external ESG indices; and – Provide joint oversight and effective governance with the Audit and Risk Committee over the ESG content within the Annual Report, the TCFD report and the ESG Addendum. Click to read the Committee’s terms of reference: vodafone.com/board-committees Letter from Committee Chair On behalf of the Board, I am pleased to present Vodafone’s ESG Committee Report for the year ended 31 March 2023. The Committee was established in 2021 with the founding members selected to ensure a range of experience across the range of topics that fall within ESG. In November 2022, we welcomed our fourth Committee member, Simon Segars. Simon brings significant experience and insights to the ESG Committee, including how technology and connectivity are reshaping our digital societies. On 10 May 2023, it was announced that Valerie Gooding and Dame Clara Furse would be retiring following the conclusion of the 2023 AGM. I would like to thank them both for their contribution since this Committee was established two years ago. Jean-François van Boxmeer and Christine Ramon will be joining this Committee on the same date and their insights will be an excellent addition to the Committee. This year, the Committee met twice, in November 2022 and March 2023. Each meeting agenda included a range of topics across the Committee’s areas of responsibility. During FY23, the Committee undertook deep dives on each of Vodafone’s three purpose pillars, as well as Vodafone’s approach to responsible business. These deep dives were supplemented by committee training on key Planet-related topics by the Group Sustainability team, and other experts across the business. Now that the Committee has explored each of the key purpose themes in detail, we will move into receiving regular updates on progress against our key ESG strategy. In addition to these thematic deep dives, a key focus of the ESG Committee this year was oversight of Vodafone’s ESG data transformation and disclosure programme. High quality and timely data is a core component of a successful ESG strategy, both to ensure that we can track progress against targets, and to enable decision-making by investors, consumers, suppliers, governments and other stakeholders. Recognising this, the Board was pleased to see that management updated their approach to ESG reporting this year, by giving joint responsibility for ESG reporting to the Group Financial Reporting team and the Group Sustainable Business team. This allowed the teams to apply financial reporting principles to non-financial ESG data, including establishing a control framework on key data points. These changes have already yielded positive changes and set a firm basis from which to grow. However we acknowledge that there is a long road ahead before ESG disclosures will match similar levels of data quality to financial disclosures, not only for Vodafone, but for other corporates too. The absence of a clear framework for the calculation and reporting of ESG data exacerbates the challenge for all reporters. For example, we expect these challenges will come into sharper focus as Scope 3 emission reductions become a priority for corporates. In November 2022 the Committee reviewed its terms of reference and agreed to introduce new joint oversight of selected ESG matters between the ESG Committee and the Audit and Risk Committee. This will be executed through increased sharing of papers between the committees, and a new joint meeting each May to review ESG disclosures. On behalf of the Committee, I have reported this year’s work to the Board and I am looking forward to the next year chairing the Committee, starting with the joint ESG Committee and Audit and Risk Committee meeting in May 2023. The Committee will continue oversight and scrutiny of Vodafone’s ESG agenda, including further presentations from senior management and experts across the Group. We will review against Vodafone’s strategy and the pathways in place to achieve Vodafone’s targets across its three purpose pillars. Consideration of the following stakeholder interests will remain part of the Committee’s responsibility. We set out below some of our key stakeholders and examples of their ESG-related interests: – Investors: Board-level oversight of Vodafone’s ESG strategy and performance is a key part of an effective ESG programme; – Governments and regulators: Local and international legal and regulatory obligations on ESG topics to increase; – Local communities and NGOs: ESG topics affect the day-to-day lives of the people in the communities that we serve; – Suppliers and customers: Upholding high ethical standards throughout our value chain is critical for stakeholders when deciding whether they should do business with Vodafone; and – Employees: Employees take pride in working for a purpose-driven organisation that is enabling an inclusive and sustainable digital society. We believe the ESG Committee will continue to add value to the long-term success of Vodafone, for the benefit of our customers, key stakeholders, and the societies in which we operate. I will be available to engage with shareholders who have questions or comments about the work of the Committee at our 2023 AGM. /s/ Amparo Moraleda Amparo Moraleda On behalf of the ESG Committee 21 June 2023 ESG Committee Click or scan to watch the Chair of the ESG Committee explain her role: investors.vodafone.com/videos Click to read more about Vodafone’s approach to ESG reporting: vodafone.com/about-vodafone/reporting-centre 83 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Environment Read more Energy consumption and GHG emissions E Including energy sources, uses and targets 35-37 Circularity and other environmental topics E Including device and network waste, water and plastics 37-38 Environmental benefits from products & services E Including carbon & resource efficiency enablement 37 Climate change risk management A E Including alignment with TCFD recommendations 58-59 Social Read more Health and safety B 44-45 Diversity & inclusion and employee experience B 33-34 Employee rights B A Including collective bargaining, grievance mechanisms, Speak Up, Fair Pay, and labour standards 15 40 44 100 Responsible supply chain B E Including labour standards and sourcing of minerals 47 Human and digital rights A E Including privacy regulations, right to privacy and freedom of expression, and other human rights 40-43 46 Socio-economic benefits from products & services E Including digital inclusion 29-32 Governance Read more Mobile, masts and health B 45 Security A B Including cyber and other security topics 42-43 Anti-bribery and corruption A 48-49 Business conduct & ethics A Including taxation, business conduct and compliance 47-49 Corporate governance N 60-73 Reporting A B E Including Annual Report and Accounts, TCFD report, Modern Slavery Statement and voluntary ESG disclosures 27 47 58-59 Focus during the year The ESG Committee met twice during the year ended 31 March 2023. The following provides a summary of the topics covered. November 2022 – Review of the ESG reporting processes and disclosure accountabilities. Following ExCo alignment, the discussion clarified and adjusted the oversight for ESG disclosures between the ESG Committee, the Audit and Risk Committee, and the Disclosure Committee. – Review and approval of updates to the “Committee terms of reference” to introduce new joint oversight of selected ESG matters between the ESG Committee and the Audit and Risk Committee. – Review of Vodafone’s approach to managing human rights, including how Vodafone respects the rights to freedom of expression and privacy in the context of government law enforcement assistance requests. – Deep dive session on Vodafone’s Inclusion for All (I4A) purpose pillar, delivered by the ExCo sponsor Serpil Timuray. During this session, progress reports were delivered on the Inclusion for All metrics. – The Committee also considered Vodafone’s Conflict Minerals Report. March 2023 – Review of Vodafone’s approach to ESG disclosures in FY23 and update on assurance of ESG metrics, provided by Joakim Reiter, Chief External and Corporate Affairs Officer, and the Head of Group Financial Reporting. – Deep dive on the Digital Society purpose pillar, including a report on progress against the KPI to support seven million SMEs to digitalise using V-Hub. – An update for noting on Vodafone’s performance against Planet targets, as well as an update on Planet initiatives and increasing external requirements in this area. This followed the Planet deep dive the previous financial year. Key focus for the next year The key areas of focus for the next year: – Continuing to review progress of ESG strategy, including performance against targets and performance in ESG indices and rankings; – Reviewing progress in embedding key purpose targets and practices into Vodafone’s operations and commercial strategy; – Reviewing Vodafone’s alignment to external ESG disclosure standards; – Continued oversight of the ESG data management programme; and – Deep dive into renewable energy. Mapping of ESG topics When establishing the ESG Committee and setting its remit, we completed a mapping of all key ESG topics for Vodafone, to ensure clarity on the role of the ESG Committee alongside the Board and other relevant Committees. This is presented to the right, alongside further details of each ESG topic. Key Audit and Risk Committee ESG Committee Nominations and Governance Committee Full Board A E N B Governance (continued) 84 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Letter from the Remuneration Committee Chair On behalf of the Board, I present our 2023 Directors’ Remuneration Report. This report includes both our proposed Policy Report (which will be submitted for shareholder approval at the 2023 AGM), and our 2023 Annual Report on Remuneration, which sets out how our current policy was implemented during the year under review, and how, subject to its approval, our revised policy will be applied for the year ahead. Remuneration Policy review Our current Policy Report was approved at the July 2020 AGM, with a vote in favour of over 96%. Following the policy entering its third year of operation without amendment, the Committee has been reviewing our remuneration structures ahead of the regulatory requirement for a new policy to be submitted to shareholders at the 2023 AGM. The Committee is clear that consistency and flexibility should be maintained within the new policy and in the event material revisions are required before the end of its three-year regulatory lifecycle then the Committee will re-engage with shareholders. Following its review of the current arrangements, which the Committee is satisfied remain appropriate and operating as intended, and having made a significant number of best practice changes when the policy was last renewed, the Committee is not proposing to make any material changes at this time. Instead, some refinements to our framework and the implementation of our structures are proposed. These include the review of our short-term incentive to more fully support our priorities of Growth and Customers (further details of which are provided later in this letter under ‘Arrangements for 2024’). The Committee is also strengthening our clawback policy with the current list of trigger events expanded to include a breach of an executive’s restrictive or confidentiality covenants, reflecting the importance in our industry of retaining and protecting key talent and intellectual property. Clawback time frames are also being revised to ensure compliance with the recently announced SEC requirements, the vast majority of which our current arrangements already complied with. The implementation of our long-term incentive plan is subject to the Global Incentive Plan Rules which were last approved by shareholders at the 2014 AGM. In line with UK regulations, the Rules need to be approved by shareholders at least every 10 years and will be submitted for approval at the 2023 AGM. The Committee, with its external legal advisers, has reviewed the Rules to ensure they reflect latest market practice. Engagement during the year Shareholder feedback has always played a vital role in the development of our executive remuneration policy and this is reflected in this year’s shareholder consultation. As part of this engagement the Committee contacted shareholders with a combined holding of c.50% in Vodafone Group Plc. We also actively engaged with a variety of investor bodies and proxy agencies before finalising the Policy Report which will be submitted for approval at the 2023 AGM. I would like to thank all stakeholders that engaged in this year’s review. In terms of engaging the employee voice, as Workforce Engagement Lead, I attended meetings with both our European and African forums, with feedback and comments from the meetings subsequently presented back directly to the Board. The key topics raised by employee representatives this year focused on the cost of living support being provided, progress against our Race, Ethnicity and Cultural Heritage targets, internal talent development, and our wider business performance. I would like to thank the representatives from both forums for inviting me and for contributing to the discussions. When looking at the feedback from these forums and our other channels of engagement it is evident that our colleagues value the open and regular updates the business has given throughout the year, and the Board will ensure these continue in the year ahead. Read more about our stakeholder engagement activities on pages 10 to 12 of this Annual Report Fair pay It is recognised that rising inflation levels and the subsequent cost of living crisis have impacted colleagues across a number of our markets this year. To help alleviate the impact of these pressures, targeted support was provided in locations including the UK, Turkey and Egypt. Such measures included additional or accelerated salary reviews, the provision of extra cash allowances, and the careful consideration of wider market conditions when setting salary budgets for the 2023 review. When making decisions on executive remuneration the Committee considers pay in the wider context including arrangements elsewhere in the business, our fair pay principles and stakeholder considerations. Read more on page 100 Arrangements for 2024 Base salary and pension arrangements Following her appointment to the position of Group Chief Executive, Margherita Della Valle’s salary was set at £1,250,000. The Committee decided the new salary was appropriate when compared against the external market, was fair from a gender pay perspective given its long standing work on fair pay, as referenced above, and reflected both the responsibilities and demands of the role. During the year no additional salary payment or allowance has been made to Margherita Della Valle in respect of her carrying out the dual roles of Group Chief Executive and Group Chief Financial Officer. This will remain the approach going forward, and it is intended that Margherita will continue with her dual responsibilities until the search for a new Group Chief Financial Officer is complete. Pension arrangements for Executive Directors will continue to remain aligned with the wider UK workforce at 10% of base salary. Annual bonus (‘GSTIP’) In recent years the performance measures have normally been equally weighted across service revenue, adjusted free cash flow, adjusted EBIT, and customer appreciation. The Committee adjusted these weightings ahead of the start of the FY24 plan to ensure performance against the strategic priorities of Growth and Customers is fully incentivised. For the 2024 plan, measures under the annual bonus will be: – Growth (70%): service revenue (20%), adjusted EBIT (20%), adjusted free cash flow (20%) and revenue market share (10%). – Customers (30%): Net Promoter Score (20%), and churn (10%). Global long-term incentive (‘GLTI’) Following a comprehensive review of the GLTI structure the Committee determined that this will remain unchanged for 2024. The measures under the long-term incentive will continue to be weighted at 60% adjusted free cash flow, 30% relative TSR and 10% ESG. Read more on pages 104 and 105 Remuneration Committee Click or scan to watch the Senior Independent Director and Chair of the Remuneration Committee explain her role: investors.vodafone.com/videos 85 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Remuneration Committee (continued) Performance outcomes during 2023 GSTIP performance (1 April 2022 – 31 March 2023) Annual bonus performance during the year was measured against both financial and strategic measures. The four measures were equally weighted at 25% each, with financial metrics constituting service revenue, adjusted EBIT and adjusted free cash flow whilst the strategic measure was linked to customer appreciation KPIs. These KPIs covered metrics including churn, revenue market share, and Net Promoter Score. Performance under the service revenue, free cash flow and customer appreciation measures was above the mid-point of the target range whilst performance against EBIT was below the mid-point. The combined performance resulted in an overall bonus payout of 55.8% of maximum. Read more on pages 94 and 95 GLTI performance (1 April 2020 – 31 March 2023) The 2021 GLTI award (granted November 2020) was subject to adjusted free cash flow (60% of total award), relative TSR (30% of total award), and ESG (10% of total award) performance. All performance conditions were measured over the three-year period ending 31 March 2023. Final adjusted FCF performance finished above the mid-point of the range resulting in 72.7% of the adjusted FCF element vesting. Relative TSR performance was below the median of the peer group resulting in no vesting under this measure. ESG performance was assessed against three metrics and vested at 95.3%. This resulted in an overall vesting percentage for the 2021 GLTI of 53.2% of maximum. Read more on pages 95 and 96 Consideration of discretion The Committee reviewed the appropriateness of the outcomes of both the annual bonus and long-term incentive plan in light of both the relevant performance targets and wider internal and external considerations across the respective measurement periods. Outcomes were reviewed against the wider employee experience during the periods under review with the Committee noting the steps taken in markets to help employees with the cost of living. The Committee also acknowledged that no windfall gains had occurred under the long-term incentive plan. It was agreed that the outcomes were appropriate and that no adjustments were required. Looking forward Following the conclusion of the 2023 AGM I will be stepping down as Chair of the Remuneration Committee. Amparo Moraleda will be appointed as Chair of the Committee and Dame Clara Furse will be stepping down as a member of the Committee with effect from the same date. The rest of this report sets out both our proposed Policy Report, as will be submitted at the 2023 AGM, and our Annual Report on Remuneration, which sets out the decisions and outcomes summarised in this letter in further detail. /s/ Valerie Gooding Valerie Gooding Chair of the Remuneration Committee 21 June 2023 Remuneration at a glance Component 2023 (year ending 31 March 2023) 2024 (year ending 31 March 2024) Fixed pay Base salary Effective 1 July 2022: Chief Executive: £1,081,500. Chief Financial Officer: £721,000. Effective 1 January 2023: Group Chief Executive on an interim basis and Chief Financial Officer: £1,081,500. Effective 27 April 2023: Group Chief Executive and Chief Financial Officer: £1,250,000. Benefits Travel related benefits and private medical cover. Travel related benefits and private medical cover. Pension Pension contribution of 10% of salary. Pension contribution of 10% of salary. Annual bonus GSTIP Opportunity (% of salary): Target: 100%/Maximum: 200% Measures: Service revenue (25%), adjusted EBIT (25%), adjusted FCF (25%), and customer appreciation KPIs (25%). Opportunity (% of salary): Target: 100%/Maximum: 200% Measures: Service revenue (20%), adjusted EBIT (20%), adjusted FCF (20%), revenue market share (10%), Net Promoter Score (20%), and churn (10%). Long-term incentive GLTI Opportunity (% of salary – maximum): Chief Executive: 500%/Other Executive Directors: 450% Measures: Adjusted free cash flow (60%), relative TSR (30%), and ESG (10%). Performance/holding periods: Three-year performance + two-year holding period. Opportunity (% of salary – maximum): Chief Executive: 500%/Other Executive Directors: 450% Measures: Adjusted free cash flow (60%), relative TSR (30%), and ESG (10%). Performance/holding periods: Three-year performance + two-year holding period. 86 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Remuneration Policy Remuneration Policy In this forward-looking section we describe our Remuneration Policy for the Board. This includes our considerations when determining policy, a description of the elements of the reward package, including an indication of the potential future value of this package for the Executive Directors, and the policy applied to the Chair and Non-Executive Directors. We will be seeking shareholder approval for our Remuneration Policy at the 2023 Annual General Meeting (‘AGM’) and we intend to implement it at that point. A summary and explanation of the proposed changes to the current Remuneration Policy is provided on page 85. The proposed Remuneration Policy submitted for shareholders’ approval at the 2023 AGM does not differ substantively from the Remuneration Policy approved by shareholders in 2020 except for changes made to align the terms of the Remuneration Policy with the drafting of the rules of the new Global Incentive Plan 2023, which is also being submitted for shareholders’ approval at the 2023 AGM. Subject to approval, we will review our Remuneration Policy each year to ensure that it continues to support our Company strategy and, if it is necessary to make a change to our Remuneration Policy within the next three years, we will seek prior shareholder approval for the change. Considerations when determining our Remuneration Policy To avoid conflicts of interest, the Remuneration Committee is entirely comprised of Non-Executive Directors (who are not eligible to participate in the Company’s annual bonus or long-term incentive arrangements) and the Remuneration Committee ensures that individuals are not present when the Remuneration Committee discusses their own remuneration. A critical consideration for the Remuneration Committee when determining our Remuneration Policy is to ensure that it supports our Company purpose, strategy, and business objectives. A variety of stakeholder views are taken into account when determining executive pay, including those of our shareholders, colleagues, and external bodies. Further details of how we engage with, and consider the views of, each of these stakeholders are set out on page 100. In advance of submitting our Remuneration Policy for shareholder approval we ran a thorough consultation exercise with our major shareholders. We invited our top 25 shareholders (constituting a combined holding of c.50% of our issued share capital at the time of engagement) and a number of key governance stakeholders to comment on remuneration at Vodafone and to provide feedback on the proposed changes to the current Remuneration Policy which was approved at the 2020 AGM. A number of meetings between shareholders and the Remuneration Committee Chair took place during this consultation period. Listening to and consulting with our employees is very important and the Remuneration Committee is supportive of the activities undertaken to engage the employee voice. Our engagement with employees can take different forms in different markets but includes a variety of channels and approaches including our annual people survey which attracts very high levels of participation and engagement, regular business leader Q&A sessions, and a number of internal digital communication platforms. Our Workforce Engagement Lead also undertakes an annual attendance at our European employee forum, and a similar body which covers our African markets, with any questions or concerns raised by the employee representatives presented directly to the Board for consideration and discussion. Any actions taken by the Board are then fed back to these forums to ensure a two-way dialogue. Whilst we do not formally consult directly with employees on the Remuneration Policy nor is any fixed remuneration comparison measurement used when determining the Remuneration Policy for Executive Directors, the Remuneration Committee is briefed on pay and employment conditions of employees in the Vodafone Group, with particular reference to the market in which the executive is based. The Company operates Sharesave, a UK all-employee share plan, as well as other discretionary share-based incentive arrangements, which means that the wider workforce have the opportunity to become shareholders in the Company and be able to vote on the Remuneration Policy in the same way as other shareholders. Further information on our approach to remuneration for other employees is given on page 90. Performance measures and targets Our Company strategy and business objectives are the primary consideration when we are selecting performance measures for our incentive plans. The targets within our incentive plans that are related to internal financial measures (such as revenue, profit and cash flow) are typically determined based on our budgets. Targets for strategic and external measures (such as customer-focused metrics, ESG measures, and total shareholder return (‘TSR’)) are set based on Company objectives and in light of the competitive marketplace. The threshold and maximum levels of performance are set to reflect minimum acceptable levels at threshold and very stretching levels at maximum. As in previous Remuneration Reports, we will disclose the details of our performance metrics for our short- and long-term incentive plans. However, our annual bonus targets are commercially sensitive and therefore we will only disclose our targets in the Remuneration Report following the completion of the financial year. We will normally disclose the targets for each long-term award in the Remuneration Report for the financial year preceding the start of the performance period. At the end of each performance period we review performance against the targets, using judgement to account for items such as (but not limited to) mergers, acquisitions, disposals, foreign exchange rate movements, changes in accounting treatment, material one-off tax settlements etc. The application of judgement is important to ensure that the final assessments of performance are fair and appropriate. 87 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Remuneration Policy (continued) Malus and clawback The Remuneration Committee reviews the incentive plan results before any payments are made to executives or any shares vest and has full discretion to adjust the final payment or vesting if they believe circumstances warrant it. In particular, the Remuneration Committee has the discretion to use either malus or clawback as it sees appropriate. In the case of malus, the award may lapse wholly or in part, may vest to a lesser extent than it would otherwise have vested or vesting may be delayed. In the case of clawback, the Remuneration Committee may recover bonus amounts that have been paid up to three years after the relevant payment date, or recover share awards that have vested up to five years after the relevant grant date. In line with best practice guidance, the key trigger events for the use of the clawback arrangements include material misstatement of results, material miscalculation of performance condition outcomes, the Executive Director’s gross misconduct, or breach of their restrictive covenants, the Executive Director causing a material financial loss to the Group as a result of reckless or negligent conduct or inappropriate values or behaviour, corporate failure or serious reputational damage. Subject to approval of this Remuneration Policy, these arrangements will be applicable to all bonus amounts paid, or share awards granted, following the 2023 AGM. The current clawback arrangements, which are set out in the Remuneration Policy approved by shareholders at the 2020 AGM, have been applicable to all bonus amounts paid, or share awards granted, since the 2020 AGM. The Remuneration Policy table The table below summarises the main components of the reward package for Executive Directors. Fixed pay: Base salary Purpose and link to strategy To attract and retain the best talent Operation Salaries are usually reviewed annually and fixed for 12 months commencing 1 July. Decisions are influenced by: – the level of skill, experience and scope of responsibilities; – business performance, scarcity of talent, economic climate and market conditions; – increases elsewhere within the Group; and – external comparator groups (which are used for reference purposes only) made up of companies of similar size and complexity to Vodafone. Opportunity Average salary increases for existing Executive Committee members (including Executive Directors) will not normally exceed average increases for employees in other appropriate parts of the Group. Increases above this level may be made in specific situations. These situations could include (but are not limited to) internal promotions, changes to role, material changes to the business and exceptional Company performance. Performance metrics None. Fixed pay: Pension Purpose and link to strategy To remain competitive within the marketplace Operation – Executive Directors may choose to participate in the defined contribution pension scheme or to receive a cash allowance in lieu of pension. Opportunity – The pension contribution or cash payment is equal to the maximum employer contribution available to our UK employees under our Defined Contribution scheme (currently 10% of annual gross salary). Performance metrics None. Fixed pay: Benefits Purpose and link to strategy To aid retention and remain competitive within the marketplace Operation – Travel-related benefits. These may include (but are not limited to) a company car or cash allowance, fuel and access to a driver where appropriate. – Private medical, death and disability insurance and annual health checks for the Executive Directors and their families. – In the event that we ask an individual to relocate we would offer them support in line with Vodafone’s relocation and international assignment policies. This may cover (but is not limited to) relocation, cost of living allowance, housing, home leave, education support, and tax equalisation and advice. – Legal and tax support fees if appropriate. – Other benefits are also offered in line with the benefits offered to other employees, for example, our all-employee share plan, mobile phone discounts, maternity/paternity benefits, sick leave, paid holiday etc. Opportunity – Benefits will be provided in line with appropriate levels indicated by local market practice in the country of employment, though no monetary maximum has been set. – We expect to maintain benefits at the current level but the value of any benefit may fluctuate depending on, amongst other things, personal situation, insurance premiums and other external factors. Performance metrics None. 88 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Annual bonus – Global Short-Term Incentive Plan (‘GSTIP’) Purpose and link to strategy To drive behaviour and communicate the key priorities for the year. To motivate employees and incentivise delivery of performance over the one-year operating cycle. The financial metrics drive our growth strategies whilst also focusing on improving operating efficiencies. The strategic measures aim to ensure a great customer experience remains at the heart of what we do. Operation – Bonus levels and the appropriateness of measures and weightings are reviewed annually to ensure they continue to support our strategy. – Performance over the financial year is measured against stretching financial and non-financial performance targets set at the start of the financial year. – The annual bonus is usually paid in cash in June each year for performance over the previous year. A mandatory deferral of 25% of post-tax bonus earned into shares for two years will normally apply except where an Executive Director has met or exceeded their share ownership requirement. The Remuneration Committee retains the discretion to adjust the size of the bonus based on the achievement of the relevant performance conditions to reflect the Company’s and the Executive Director’s underlying performance and any other factors the Remuneration Committee considers appropriate. Opportunity – Bonuses can range from 0 to 200% of base salary, with 100% paid for on-target performance. Performance metrics – Performance over each financial year is measured against stretching targets set at the beginning of the year. – The performance measures normally comprise a mix of financial and strategic measures. Financial measures may include (but are not limited to) profit, revenue and cash flow with a weighting of no less than 50%. Strategic measures may include (but are not limited to) customer appreciation KPIs such as churn, revenue market share, and NPS. Long-term incentive – Global Long-Term Incentive Plan (‘GLTI’) Purpose and link to strategy To motivate and incentivise delivery of sustained performance over the long term. To support and encourage greater shareholder alignment through a high level of personal share ownership. The use of free cash flow as the principal performance measure ensures we apply prudent cash management and rigorous capital discipline to our investment decisions. The use of TSR along with a performance period of not less than three years means that we are focused on the long-term interests of our shareholders. The use of ESG metrics reflects the importance of our performance and progress against our long-term ambitions in this area. Operation – Award levels and the framework for determining vesting are reviewed annually. – Long-term incentive awards consist of awards of shares subject to performance conditions which are granted in respect of any financial year. – Awards will vest based on Group performance against the performance metrics set out below, measured over a period of normally not less than three years. In exceptional circumstances, such as but not limited to where a delay to the grant date is required, the Remuneration Committee may set a vesting period of less than three years, although awards will continue to be subject to a performance period of at least three years. – Awards may be subject to a mandatory two-year post-vesting holding period before the underlying shares can be sold. – Dividend equivalents are paid in cash and/or shares by reference to the vesting period (and holding period, if applicable) in respect of shares that vest. Opportunity – Maximum long-term incentive face value at award of 500% of base salary for the Chief Executive and 450% for other Executive Directors in respect of any financial year. – Threshold long-term incentive face value at award is 20% of maximum opportunity. Minimum vesting is 0% of maximum opportunity. Awards vest on a straight-line basis between threshold and maximum. – The Remuneration Committee retains the discretion to adjust the extent to which an award vests based on the achievement of the relevant performance conditions and to reflect the Company’s and Executive Director’s underlying performance and any other factors the Remuneration Committee considers appropriate. In addition, the Remuneration Committee has the discretion to reduce long-term incentive grant levels for Executive Directors who have neither met their shareholding guideline nor increased their shareholding by 100% of salary during the year. Performance metrics – Performance is measured against stretching targets set at the time of grant. – Vesting is determined based on the following measures: adjusted free cash flow as our operational performance measure, relative TSR against a peer group of companies as our external performance measure, and ESG as a measure of our external impact and commitment to our purpose. – Weightings will be determined each year and will normally constitute 60% on adjusted free cash flow, 30% on relative total shareholder return, and 10% on ESG. The Remuneration Committee will determine the actual weighting of an award prior to grant, taking into account all relevant information. 89 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Remuneration Policy (continued) Notes to the Remuneration Policy table Existing arrangements We will honour existing awards, incentives, benefits and contractual arrangements made to individuals prior to their promotion to the Board and/or prior to the approval and implementation of this Remuneration Policy. For the avoidance of doubt this includes payments in respect of any award granted under any previous Remuneration Policy. This will last until the existing incentives vest (or lapse) or the benefits or contractual arrangements no longer apply. Long-term incentive (‘GLTI’) When referring to our long-term incentive awards we use the financial year end in which the award was made. For example, the “2023 award” was made in the financial year ending 31 March 2023. The awards are usually made in the first half of the financial year. The extent to which awards vest depends on three performance conditions: – underlying operational performance as measured by adjusted free cash flow; – relative Total Shareholder Return (‘TSR’) against a peer group median; and – performance against our Environmental, Social, and Governance (‘ESG’) targets. Further details of these performance conditions are set out below. The Remuneration Committee reserves the right during the lifetime of the Remuneration Policy to change the performance conditions applicable to GLTI awards to other financial, shareholder return and strategic metrics, if the Remuneration Committee determines that to do so would be in the best interests of the Company. However, in such circumstances, the majority of the GLTI awards would continue to remain subject to financial performance targets. The Remuneration Committee would engage with major shareholders prior to changing the performance conditions applicable to GLTI awards in this way. Adjusted free cash flow The free cash flow performance is based on the cumulative adjusted free cash flow figure over the performance period. The detailed targets and the definition of adjusted free cash flow are determined each year as appropriate. The target adjusted free cash flow level is set by reference to our long-range plan and market expectations. The Remuneration Committee sets these targets to be sufficiently demanding and with significant stretch. The cumulative adjusted free cash flow vesting levels as a percentage of the award subject to this performance element are shown in the table below (with linear interpolation between points): Performance Vesting percentage (% of FCF element) Below threshold 0% Threshold 20% Maximum 100% Relative TSR We have a limited number of appropriate peers and this makes the measurement of a relative ranking system volatile. As such, the outperformance of the median of a peer group is felt to be the most appropriate TSR measure. The peer group and outperformance range for the performance condition are reviewed each year and amended as appropriate. The TSR vesting levels as a percentage of the award subject to this performance element are shown in the table below (with linear interpolation between points): Performance Vesting percentage (% of TSR element) Below threshold 0% Threshold (median) 20% Maximum (outperformance of median as determined per award) 100% In order to determine the percentages for the equivalent outperformance levels above median, the Remuneration Committee seeks independent external advice. ESG performance Our ESG targets are set on an annual basis (in accordance with our approach for our other performance measures) and are aligned to our externally communicated ambitions in this area. Where performance is below the agreed ambition, the Remuneration Committee will use its discretion to assess vesting based on performance against the stated ambition and any other relevant information. Remuneration policy for other employees While our remuneration policy follows the same fundamental principles across the Group, packages offered to employees reflect differences in market practice in the different countries, role and seniority. For example, the remuneration package elements for our Executive Committee are essentially the same as for the Executive Directors with some minor differences, for example smaller levels of share awards and local variances where appropriate. The remuneration for the next level of management, our Senior Leadership Team, again follows the same principles with local and/or individual performance aspects in the annual bonus targets and GLTI awards. They also receive lower levels of share awards which are partly delivered in conditional share awards without performance conditions. 90 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Estimates of total future potential remuneration from 2024 pay packages The tables below provide estimates of the potential future remuneration for Executive Directors based on the remuneration opportunity to be granted in the 2024 financial year. Potential outcomes based on different performance scenarios are provided in accordance with the relevant regulatory requirements. The assumptions underlying each scenario are described below. Fixed Consists of base salary, benefits and pension. Base salary is at 1 July 2023. Benefits are valued using the figures in the total remuneration for the 2023 financial year table on page 94 (of the 2023 annual report). Pensions are valued by applying cash allowance rate of 10% of base salary at 1 July 2023. Base (£’000) Benefits (£’000) Pension (£’000) Total fixed (£’000) Group Chief Executive and Chief Financial Officer 1,250 26 125 1,401 Mid-point Based on what a Director would receive if performance was in line with the Company’s business plan. The opportunity for the annual bonus (‘GSTIP’) is 100% of base salary under this scenario. The opportunity for the long-term incentive (‘GLTI’) reflects assumed achievement mid-way between threshold and maximum performance. Maximum The maximum award opportunity for the GSTIP is 200% of base salary. The maximum GLTI opportunity reflects full vesting based on the maximum award levels set out in this Remuneration Policy (i.e. 500% of base salary for the Chief Executive and 450% of base salary for the Chief Financial Officer). Maximum +50% The same assumptions apply as for ‘Maximum’ but with a 50% uplift in the value of the GLTI award. All scenarios Long-term incentives consist of share awards only which are measured at face value, i.e. no assumption is made for dividend equivalents which may be payable. 22% 14% 10% 13,276 71% 10,151 61% 6,401 59% 1,401 Mid-point Maximum Maximum (assuming 50% share price growth) Fixed Salary, Benefits, and Pension Annual Bonus Long-Term Incentive 25% 19% 19% Margherita Della Valle Group Chief Executive and Chief Financial Officer £’000 Recruitment remuneration Our approach to recruitment remuneration is to pay no more than is necessary and appropriate to attract the right talent to the role. The Remuneration Policy table (pages 88 and 89) sets out the various components which would be considered for inclusion in the remuneration package for the appointment of an Executive Director. Any new Director’s remuneration package will take into account the elements and constraints of those of the existing Directors performing similar roles and the individual circumstances of the new Director. This means a potential maximum bonus opportunity of 200% of base salary and long-term incentive maximum face value of opportunity at award of 500% of base salary. When considering the remuneration arrangements of individuals recruited from external roles to the Board, we will take into account the remuneration package of that individual in their prior role. We only provide additional compensation to individuals for awards forgone. If necessary we will seek to replicate, as far as practicable, the level and timing of such remuneration, taking into account also any remaining performance requirements applying to it. This will be achieved by granting awards of cash or shares that vest over a timeframe similar to those forfeited and, if appropriate, based on performance conditions. A commensurate reduction in quantum will be applied where it is determined that the new awards are either not subject to performance conditions or subject to performance conditions that are not as stretching as those of the awards forfeited. Where it is not practicable to grant these ‘buy-out’ awards using the GLTI rules submitted to shareholders at the 2023 AGM, the Company may grant these awards using bespoke arrangements. Service contracts of Executive Directors Executive Directors’ contracts have rolling terms and can be terminated with no more than 12 months’ notice. The key elements of the service contract for Executive Directors relate to remuneration, payments on loss of office (see next page), and restrictions during active employment (and for 12 months thereafter). These restrictions include non-competition and non-solicitation of customers and employees. 91 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Remuneration Policy (continued) Treatment of corporate events All of the Company’s share plans contain provisions relating to a change of control of the Company. Outstanding awards and options would normally vest and become exercisable on a change of control taking into account, in respect of GLTI awards, the extent to which, in the Remuneration Committee’s opinion, any relevant performance conditions are satisfied, the Company’s and the Executive Director’s performance, any other relevant factors and, unless the Remuneration Committee determines otherwise, the proportion of the vesting period that has elapsed. In the event of a demerger, distribution (other than an ordinary dividend) or other transaction which would affect the current or future value of any award, the Remuneration Committee may allow awards to vest on the same basis as for a change of control described above. Alternatively, an adjustment may be made to the number of shares if considered appropriate. Payments for departing Executive Directors In the table below we summarise the key elements of our Remuneration Policy on payments for loss of office. We will always comply both with the relevant plan rules and local employment legislation. The Remuneration Committee may make any statutory payment that is required in any relevant jurisdiction. Provision Policy Notice period and compensation for loss of office in service contracts – 12 months’ notice from the Company to the Executive Director. – Up to 12 months’ base salary and contractual benefits (in line with the notice period). Notice period payments will either be made as normal (if the Executive Director continues to work during the notice period or is on gardening leave) or they will be made as monthly payments in lieu of notice (subject to mitigation if alternative employment is obtained). Treatment of annual bonus (‘GSTIP’) on termination under plan rules – The annual bonus may be pro-rated for the period of service during the financial year and will reflect the extent to which Company performance has been achieved. The annual bonus may be paid in such proportions of cash and shares, and subject to such deferral arrangements, as the Remuneration Committee may determine. – The Remuneration Committee has discretion to adjust the entitlement to an annual bonus to reflect the individual’s performance and the circumstances of the termination. Treatment of unvested long-term incentive awards (‘GLTI’) on termination under plan rules – Normally, unvested GLTI awards will lapse when an Executive Director leaves the Group. However, an Executive Director’s award will vest in accordance with the terms of the plan to the extent determined by the Remuneration Committee taking into account applicable performance conditions, the underlying performance of the Company and of the Executive Director and any other relevant factors, if the Executive Director dies in service or leaves because of their ill health, injury, disability, redundancy or retirement, or the sale of their employing company or business out of the Group or for any other reason determined by the Remuneration Committee, more than five months after the month in which the award is granted. The Remuneration Committee has discretion to determine whether the award will vest at the normal vesting date or earlier. The Remuneration Committee will determine the satisfaction of performance conditions applicable to the award. Awards will, unless the Remuneration Committee determines otherwise, be pro-rated for the proportion of the vesting period that had elapsed at the date the Executive Director leaves the Group. – The Remuneration Committee has discretion to vary the level of vesting as deemed appropriate, and in particular to determine that awards should not vest for reasons which may include, at their absolute discretion, departure in case of poor performance, departure without the agreement of the Board, or detrimental competitive activity. Pension and benefits – Generally pension and benefit provisions will continue to apply until the termination date. – Where appropriate other benefits may be receivable, such as (but not limited to) payments in lieu of accrued holiday, legal fees, tax advice costs in relation to the termination and outplacement support. – Benefits of relatively small value may continue after termination where appropriate, such as (but not limited to) mobile phone provision. In exceptional circumstances, an arrangement may be established specifically to facilitate the exit of a particular individual albeit that any such arrangement would be made within the context of minimising the cost to the Group. We will only take such a course of action in exceptional circumstances and where it is considered to be in the best interests of shareholders. Chair and Non-Executive Directors’ remuneration Our policy is for the Chair to review the remuneration of Non-Executive Directors annually following consultation with the Remuneration Committee Chair. Fees for the Chair are set by the Remuneration Committee. Element Policy Fees – We aim to pay competitively for the role including consideration of the time commitment required. We benchmark the fees against an appropriate external comparator group. We pay a fee to our Chair which includes fees for chair of any committees. We pay a fee to each of our other Non-Executive Directors and they may receive an additional fee if they chair or are a member of a committee and/or hold the position of Senior Independent Director (although the Remuneration Committee does not currently intend to award additional fees for serving on a Board committee, other than for chairing that committee). Non-Executive Directors’ fee levels are set within the maximum level as approved by shareholders as part of our Articles of Association. We review the structure of fees from time to time and may, as appropriate, make changes to the manner in which total fees are structured, including but not limited to any additional chair or membership fees. Allowances – Under a legacy arrangement, an allowance is payable each time certain non-Europe-based Non-Executive Directors are required to travel to attend Board and committee meetings to reflect the additional time commitment involved. Incentives – Non-Executive Directors do not participate in any incentive plans. Benefits – Non-Executive Directors do not participate in any benefit plans. The Company does not provide any contribution to their pension arrangements. The Chair is entitled to the use of a car and a driver whenever and wherever they are providing their services to or representing the Company. We have been advised that for Non-Executive Directors, certain travel and accommodation expenses in relation to attending Board meetings should be treated as a taxable benefit, therefore we also cover the tax liability for these expenses. Non-Executive Director letters of appointment Non-Executive Directors are engaged on letters of appointment that set out their duties and responsibilities. The appointment of Non-Executive Directors may be terminated without compensation. Non-Executive Directors are generally not expected to serve for a period exceeding nine years. For further information refer to the Nominations and Governance Committee section of the Annual Report. 92 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Remuneration Committee In this section we give details of the composition of the Remuneration Committee (the ‘Committee’) and activities undertaken during the 2023 financial year. The Committee’s function is to exercise independent judgement and consists only of the following independent Non-Executive Directors: Chair: Valerie Gooding Committee members: Delphine Ernotte Cunci (appointed 8 November 2022), Michel Demaré and Dame Clara Furse Following the announcement on 10 May 2023, Valerie Gooding and Dame Clara Furse will be stepping down from the Committee with effect from the conclusion of the 2023 AGM. Amparo Moraleda will join as Committee Chair with effect from the same date. The Committee regularly consults with Margherita Della Valle, who was appointed as the Group Chief Executive effective 27 April 2023 (and also held the position on an interim basis effective 1 January 2023) and Leanne Wood, the Chief Human Resources Officer, on various matters relating to the appropriateness of awards for Executive Directors and senior executives, though they are not present when their own compensation is discussed. In addition, James Ludlow, the Group Reward and Policy Director, provides a perspective on information provided to the Committee, and requests information and analysis from external advisers as required. Maaike de Bie, the Group General Counsel and Company Secretary, advises the Committee on corporate governance guidelines and is Secretary to the Committee. External advisers The Committee seeks and considers advice from independent remuneration advisers where appropriate. The appointed advisers, WTW, were appointed by the Committee in 2007. The Chair of the Committee has direct access to these advisers as and when required, and the Committee determines the protocols by which these advisers interact with management in support of the Committee. The advice and recommendations of the external advisers are used as a guide, but do not serve as a substitute for thorough consideration of the issues by each Committee member. Advisers attend Committee meetings occasionally, as and when required by the Committee. WTW is a member of the Remuneration Consultants’ Group and, as such, voluntarily operates under the Remuneration Consultants’ Group Code of Conduct in relation to executive remuneration consulting in the UK. This is based upon principles of transparency, integrity, objectivity, competence, due care and confidentiality by executive remuneration consultants. WTW has confirmed that it adheres to that Code of Conduct throughout the year for all remuneration services provided to Vodafone and therefore the Committee is satisfied that it is independent and objective. The Remuneration Consultants’ Group Code of Conduct is available at remunerationconsultantsgroup.com. Adviser Appointed by Services provided to the Committee Fees for services provided to the Committee £’0001 Other services provided to the Company WTW Remuneration Committee in 2007 Advice on market practice; governance; provision of market data on executive reward; reward consultancy; and performance analysis. £179 Reward and benefits consultancy; provision of benchmark data; outsourced pension administration; and insurance consultancy services. Note: 1. Fees are determined on a time spent basis. 2020 Annual General Meeting – Remuneration Policy voting results At the 2020 Annual General Meeting there was a binding vote on our Remuneration Policy. Details of the voting outcomes are provided in the table below. Votes for % Votes against % Total votes Withheld Remuneration Policy 17,195,227,349 96.41 639,935,461 3.59 17,835,162,810 185,334,870 2022 Annual General Meeting – Remuneration Report voting results At the 2022 Annual General Meeting there was an advisory vote on our Remuneration Report. Details of the voting outcomes are provided in the table below. Votes for % Votes against % Total votes Withheld Remuneration Report 19,086,924,682 97.90 409,978,557 2.10 19,496,903,239 47,875,529 Meetings The Remuneration Committee normally has five scheduled meetings per year, held either in person or via conference call. Details of the principal agenda items for these meetings for the year under review are set out below. In addition to these scheduled meetings, ad hoc meetings or conference calls can also take place when required. Meeting attendance can be found on page 60. Meeting Agenda items May 2022 – 2022 annual bonus achievement and 2023 targets/ranges – 2020 long-term incentive award vesting and 2023 targets/ranges – External market update – 2022 Directors’ Remuneration Report – 2022 shareholder update July 2022 – 2022 AGM update – Remuneration Policy review – Share plan update November 2022 – 2023 shareholder engagement – Remuneration Policy review – 2024 short-term incentive structure – Share plan update January 2023 – 2023 shareholder engagement – Share plan update – External market update – Gender Pay Gap reporting March 2023 – Risk assessment of incentive plans – Remuneration arrangements across Vodafone – Committee’s terms of reference – Chair and Non-Executive Director fee levels – 2024 reward packages for the Executive Committee – 2023 Directors’ Remuneration Report Annual Report on Remuneration 93 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Annual Report on Remuneration (continued) 2023 remuneration In this section we summarise the pay packages awarded to our Executive Directors for performance in the 2023 financial year versus 2022. Specifically, we have provided a table that shows all remuneration that was earned by each individual during the year and computed a single total remuneration figure for the year. The value of the annual bonus (‘GSTIP’) reflects what was earned in respect of the year but will be paid out in cash in the following year. Similarly the value of the long-term incentive (‘GLTI’) reflects the share awards which will vest in August 2023 as a result of the performance through the three-year period ended at the completion of our financial year on 31 March 2023. Consideration of the use of discretion The Remuneration Committee reviews all incentive awards prior to payment and uses judgement to ensure that the final assessments of performance are fair and appropriate. If circumstances warrant it, the Committee may adjust the final payment or vesting. The Committee reviewed incentive outcomes at the May 2023 meeting and considered the appropriateness of outcomes in light of wider financial and business performance and the wider employee experience across the relevant measurement periods for both the short-term and long-term incentive plans. The Committee agreed the outcomes were appropriate and that no adjustments were required to either the short-term or long-term incentive outcomes this year, Board changes Throughout the year under review Margherita Della Valle held the position of Chief Financial Officer and, prior to her permanent appointment as Group Chief Executive on 27 April 2023, was also appointed Group Chief Executive on an interim basis effective 1 January 2023. Margherita’s 2023 single figure therefore reflects remuneration received in respect of her time in both of these executive positions, whereas her 2022 single figure reflects remuneration received solely in respect of her role as Chief Financial Officer. In line with the reporting regulations, the single figure for Nick Read reflects remuneration received in respect of services rendered as a Board Director (i.e. from 1 April 2022 to 31 December 2022). The single figure table and supporting notes do not include values in respect of Nick’s employment between 1 January 2023 to 31 March 2023 nor contractual loss of office payments which can instead be found on page 99. Total remuneration for the 2023 financial year Margherita Della Valle Nick Read 2023 £’000 2022 £’000 2023 £’000 2022 £’000 Salary/fees 806 700 803 1,050 Taxable benefits1 26 22 42 42 Annual bonus: GSTIP (see below for further detail) 1,206 968 904 1,452 Total long-term incentive: 1,570 927 2,045 1,523 GLTI awards 2,3 1,258 783 1,639 1,287 GLTI dividends 4 312 144 406 236 Pension/cash in lieu of pension 81 70 80 105 Other5 – – 1 1 Total 3,689 2,687 3,875 4,173 Total Fixed Remuneration 913 792 926 1,198 Total Variable Remuneration 2,776 1,895 2,949 2,975 Notes: 1. Taxable benefits include amounts in respect of: – Private healthcare (2023: Margherita Della Valle £2,575, Nick Read £1,931; 2022: Margherita Della Valle £2,153, 2022: Nick Read £2,189); – Cash car allowance £19,200 p.a.; and – Travel (2023: Margherita Della Valle £4,235, Nick Read £22,127; 2022: Margherita Della Valle £1,141, Nick Read £20,626). 2. The share prices used for the 2022 and 2023 values, as set out in note 3 below, are lower than the grant prices for the respective awards. As such, no amount of the value shown in the 2022 or 2023 column is attributable to share price appreciation during the performance or vesting periods. 3. The value shown in the 2022 column is the award which vested on 26 June 2022 in respect of Nick Read and Margherita Della Valle, and is valued using the execution share price on 26 June 2022 of 126.82 pence. The value shown in the 2023 column is the award which vests on 3 August 2023 and is valued using an average closing share price over the last quarter of the 2023 financial year of 93.85 pence. 4. Margherita Della Valle and Nick Read receive a cash award equivalent in value to the dividends that would have been paid during the vesting period on any shares that vest. The dividend value shown in 2023 relates to awards vesting on 3 August 2023. 5. Reflects the value of the SAYE benefit which is calculated as £375 x 20% per monthly contribution to reflect the discount applied based on savings made during the year. 2023 annual bonus (‘GSTIP’) payout In the table below we disclose our achievement against each of the performance measures and targets in our annual bonus (‘GSTIP’) and the resulting total annual bonus payout level for the year ended 31 March 2023 of 55.8% of maximum. This is applied to the maximum bonus level of 200% of base salary for each Executive Director. Commentary on our performance against each measure is provided on the next page. Performance measure Payout at maximum performance (% of salary) Actual payout (% of salary) Actual payout (% of overall bonus maximum) Threshold performance level €bn Target performance level €bn Maximum performance level €bn Actual performance level1 €bn Service revenue 50.0% 31.0% 15.5% 37.3 38.4 39.5 38.7 Adjusted EBIT 50.0% 16.6% 8.3% 5.2 6.0 6.7 5.7 Adjusted free cash flow 50.0% 36.4% 18.2% 4.5 5.0 5.5 5.2 Customer appreciation KPIs 50.0% 27.5% 13.8% See overleaf for further details Total annual bonus payout level 200.0% 111.5% 55.8% Note: 1. These figures are adjusted for the impact of M&A, foreign exchange movements and any changes in accounting treatment. 94 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Financial metrics As set out in the table above, service revenue and free cash flow finished above the mid-points of the respective target ranges whilst EBIT finished below the mid-point of the respective target range. Customer appreciation KPIs An assessment of performance under the customer appreciation KPIs measure was conducted on a market-by-market basis. Each market was assessed against a number of different metrics which included: – Churn – defined as total gross customer disconnections in the period divided by the average total customers in the period. – Revenue market share – based on our total service revenue and that of our competitors in the markets we operate in. – Net Promoter Score (‘NPS’) for both Consumer and Vodafone Business – defined as the extent to which our customers would recommend us. All measures utilise data from our local markets which is collected and validated for quality and consistency by independent third-party agencies where possible. Further details on our performance against each key metric is set out below. The business recorded positive churn results despite difficult and volatile market conditions linked to increasing price pressures. We experienced positive results across both mobile and fixed services in Portugal, and it was a particularly strong year for mobile churn in Italy, Turkey and South Africa. Network challenges in markets including Albania meant fixed service performance was more mixed although customer loyalty remained strong in a number of markets including the UK. We continued to perform against revenue market share despite fierce competition across our markets. Strong performance was recorded in the UK, Egypt, Romania, and Ireland all of which demonstrated competitive resilience against this backdrop. Intense competition and increasing price pressures, particularly in some of our larger European markets, was also reflected in our overall position against this metric. Consumer NPS performance during the year saw us retain market leader or co-leader positions in several markets including Italy and Egypt, with Portugal, Albania and Tanzania all retaining a significant lead. We also improved or defended our position to ‘next-best’ competitor in the UK, Spain and South Africa, although faced challenges in Greece and Turkey. Stable Business NPS performance was recorded in the year, reflected in leading positions retained or strengthened in several markets, including South Africa, Portugal and Albania. While there remains some market difficulties in Egypt and Spain, we have seen advancements in markets like Italy where we have attained a market leader position. It is within this context that overall performance against our customer appreciation KPI metrics during the year was judged to be above the mid-point of the target range. The aggregated performance for the Group is calculated on a revenue-weighted average to give an overall achievement. The overall Group achievement for the year was 55.0% of maximum. Overall outcome 2023 annual bonus (‘GSTIP’) amounts Base salary £’000 Maximum bonus % of base salary 2023 payout % of maximum Actual payment £’000 Margherita Della Valle 1,082 200% 55.8% 1,2061 Nick Read 1,082 200% 55.8% 9042 Notes: 1. 25% of Margherita Della Valle’s post-tax bonus will be deferred into shares for two years. 2. Reflects bonus paid in respect of services rendered as a Board Director for the period 1 April 2022 to 31 December 2022. Further details are provided on page 99. Long-term incentive (‘GLTI’) award vesting in August 2023 Vesting outcome The 2021 long-term incentive (‘GLTI’) awards which were made to executives in November 2020 will vest at 53.2% of maximum in August 2023. The performance conditions for the three-year period ending in the 2023 financial year are as follows: Adjusted FCF performance – 60% of total award (€bn) TSR outperformance – 30% of total award TSR peer group Below threshold <14.70 Below threshold Below median BT Group Orange Threshold 14.70 Threshold Median Deutsche Telekom Royal KPN Maximum 16.70 Maximum 8.50% p.a. Liberty Global Telecom Italia MTN Telefónica Telefónica Deutschland ESG performance – 10% of total award Purpose pillar ESG metric for 2021 GLTI Overall ambition at time of 2021 GLTI Baseline position for 2021 GLTI Ambition for 2021 GLTI (10% of total award) Planet Greenhouse gas reduction 50% reduction from FY17 baseline by 2025 11% reduction from FY17 baseline at 31 March 2020 40% reduction from FY17 baseline by 31 March 2023 Inclusion for All Women in management 40% representation of women in management by 2030 31% representation of women in management at 31 March 2020 34% representation of women in management by 31 March 2023 Digital Society M-Pesa connections Connect >50m people and their families to mobile money by 2025 40.5m connections at 31 March 2020 56m connections by 31 March 2023 95 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Annual Report on Remuneration (continued) 100 82 88 93 95 87 111 100 124 111 95 129 100 91 123 72 89 115 83 03/20 09/20 03/21 09/21 03/22 09/22 03/23 Vodafone Group Median of peer group Outperformance of median 8.5% p.a. 70 80 90 100 110 120 130 140 2021 GLTI award: TSR performance Growth in the value of a hypothetical US$100 holding over the performance period, six month averaging The vesting outcome when applied to the number of shares granted is set out in the table below. 2021 GLTI share awards subject to performance conditions vesting in August 2023 Maximum number of shares Adjusted free cash flow performance payout % of maximum Relative TSR performance payout % of maximum ESG performance payout % of maximum Weighted performance payout % of maximum Number of shares vesting Value of shares vesting (’000) Margherita Della Valle 2,522,017 72.7% 0% 95.3% 53.2% 1,340,956 £1,258 Nick Read 3,283,8761 72.7% 0% 95.3% 53.2% 1,746,036 £1,639 Note: 1. Reflects time pro-rated award in respect of services rendered as a Board Director to 31 December 2022. Specified procedures are performed by our internal audit team over the adjusted free cash flow to assist with the Committee’s assessment of performance. The performance assessment in respect of the TSR measure is undertaken by WTW. ESG performance is reviewed by the ESG Committee and the Audit and Risk Committee prior to being presented to the Remuneration Committee for consideration. Details of how the plan works can be found in the Remuneration Policy. Long-term incentive (‘GLTI’) awarded during the year The independent performance conditions for the 2023 long-term incentive awards made in July 2022, and subject to a three-year performance period ending 31 March 2025, are adjusted free cash flow (60% of total award), relative TSR (30% of total award) and ESG (10% of total award) performance as follows: Adjusted FCF performance (60% of total award) Adjusted FCF performance (€bn) Vesting percentage (% of FCF element) Below threshold <14.0 0% Threshold 14.0 20% Maximum 16.6 100% TSR performance (30% of total award) TSR outperformance Vesting percentage (% of TSR element) Below threshold Below median 0% Threshold Median 20% Maximum 8.50% p.a. 100% TSR peer group BT Group Deutsche Telekom Liberty Global MTN Orange Royal KPN Telecom Italia Telefónica Telefónica Deutschland The adjusted free cash flow for the three-year period ended on 31 March 2023 was €16.0 billion and equates to vesting under the FCF element of 72.7% of maximum. The chart to the right shows that our TSR performance over the three-year period ended on 31 March 2023 was below the median of the peer group resulting in no vesting under this measure. ESG performance across our three metrics was as follows: – GHG reduction – GHG reduction of 65% as at 31 March 2023 from the FY17 baseline. – Women In Management – 34% representation of women in management at 31 March 2023. – M-Pesa – 53.2m connections at 31 March 2023. The Committee reviewed the above performance and determined vesting under the ESG element of 95.3% of maximum. This reflected full achievement under the GHG reduction metric where the ambition was exceeded and the Women in Management metric where the ambition was achieved, and partial vesting under the M-Pesa metric where strong progress against the stretching ambition was made. 96 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

ESG performance – 10% of total award Purpose pillar ESG metric for 2023 GLTI Overall ambition Baseline position for 2023 GLTI Ambition for 2023 GLTI Planet Net zero Net zero under Scope 1 & 2 by 20301 46% reduction in Scope 1 & 2 emissions versus a FY20 baseline at 31 March 2022 80% reduction in Scope 1 & 2 emissions versus a FY20 baseline by 31 March 2025 Inclusion for All Female representation in management 40% representation of women in management by 2030 32% representation of women in management at 31 March 2022 35% representation of women in management by 31 March 2025 Digital Society/ Inclusion for All Financial inclusion customers >75m financial inclusion customers by 2026 54.5m financial inclusion customers at 31 March 2022 70.0m financial inclusion customers by 31 March 2025 Note: 1. This carbon reduction ambition has been approved by the Science Based Targets initiative. The table below sets out the conditional awards of shares made to the Executive Directors in July 2022. 2023 GLTI performance share awards made in July 20221 Maximum vesting level (number of shares) Maximum vesting level (face value2 ) Proportion of maximum award vesting at minimum performance Performance period end Margherita Della Valle 4,419,335 £5,407,498 1/5th 31 Mar 2025 Nick Read 4,290,617 £5,249,999 1/5th 31 Mar 2025 Notes: 1. GLTI awards were granted as conditional share awards over shares with a value equal to the percentages of salary referred to on page 86. Margherita’s maximum vesting reflects the 2023 GLTI award made in July 2022 and the subsequent top-up GLTI award made in February 2023 following her change in role. Nick’s maximum vesting reflects the number of shares granted at maximum in July 2022 and which will be pro-rated for time worked (see page 99 for further details). Dividend equivalents on the shares that vest are paid in cash after the vesting date. 2. Face value calculated based on the closing share price on 26 July 2022 (day immediately preceding the date of the July grant) of 122.4 pence. This share price was also used when calculating Margherita’s February 2023 grant. Outstanding awards The structure for awards made in August 2021 (vesting August 2024) and July 2022 (vesting July 2025) is set out on the previous page. Further details of the structure of these awards, and relevant targets, can be found in the Annual Report on Remuneration of the relevant year. All-employee share plans During the year the Executive Directors were eligible to participate in the Vodafone Group Sharesave Plan which is a HM Revenue & Customs (‘HMRC’) approved scheme. Options under the plan are granted at up to a 20% discount to market value and Executive Directors’ participation is included in the option table on page 99. Pensions During the 2023 financial year, Margherita Della Valle accrued benefits under the defined contribution pension plan of £3,999.96, with the remainder of her 10% of base salary pension benefit for the year delivered as a cash allowance. Nick Read received a pro-rated cash allowance of 10% of base salary. Margherita Della Valle has not participated in a Vodafone sponsored defined benefit scheme during her employment. Nick Read is a deferred member of the Vodafone Group Pension Scheme which closed to future accrual in 2010 before he was an Executive Director. The Executive Directors are provided benefits in the event of death in service. In the event of ill health, an entitlement to benefit of two-thirds of base salary, up to a maximum benefit determined by the insurer, may be provided up until state pension age. In respect of the Executive Committee members, the Group has made aggregate contributions of £147,507 (2022: £143,175) into defined contribution pension schemes. Alignment to shareholder interests Share ownership levels and requirements for individuals who held the position of Executive Director are set out in the table below. The values in respect of Margherita Della Valle reflect her ownership requirement as at 31 March 2023. Following her permanent appointment as Group Chief Executive on 27 April 2023, Margherita’s ownership requirement was increased to 500% of salary. As shown in the chart below, Margherita increased her shareholding level during the year but due to share price movement (93.85 pence for the 31 March 2023 measurement compared to 126.61 pence used for the 2022 measurement), saw her ownership, as a percentage of salary and as calculated for these reporting purposes, decrease. At 31 March 2023 Requirement as a % of salary Current % of salary held % of requirement achieved Number of shares owned Value of shareholding Date for requirement to be achieved Margherita Della Valle 400% 292% 73% 2,241,263 £2.1m July 2023 Nick Read (as at 31 December 2022) 500% 445% 89% 5,127,436 £4.8m July 2023 24% increase Margherita Della Valle (as at 31 March 2023) Actual holding (number of shares) Goal deadline: Holding scenario July 2023 (% of salary) 31/03 2023 31/03 2022 Goal Actual 31/03 2023 Illustrative 20% SP increase Illustrative 20% SP decrease Actual 31/03 2022 2.2m 1.8m 400% 292% 328% 234% 350% 97 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Annual Report on Remuneration (continued) The shareholding requirements include a post-employment condition whereby the Executive Directors will need to continue to hold shares equivalent to the value of their requirement at the date of departure (or actual holding on departure if the requirement has not been reached during employment) for a further two years post-employment. The Committee has a number of processes in place to ensure this condition is met, including executives agreeing to these terms prior to receiving an award, executives holding the majority of their shares (and at least up to the value of their requirement) in a Company accessible account, and the Committee having the ability to lapse any unvested GLTI awards if the condition is not met. Collectively the Executive Committee, including the Executive Director, owned 23,565,656 Vodafone shares at 31 March 2023, with a value of over £22.1 million. None of the Executive Committee members’ shareholdings amounts to more than 1% of the issued shares in that class of share, excluding treasury shares. Directors’ interests in the shares of the Company A summary of interests in shares and scheme interests of the Directors who served during the year is given below. More details of the outstanding shares subject to award and options are set out in the table below and on page 99. Share options At 31 March 2023 Total number of interests in shares (at maximum)1 Unvested with performance conditions (at target) Unvested with performance conditions (at maximum) SAYE (unvested without performance conditions) Executive Directors Margherita Della Valle 11,879,532 5,782,961 9,638,269 – Nick Read (as at 31 December 2022) 18,147,068 7,793,305 12,988,842 30,790 Total 30,026,600 13,576,266 22,627,111 30,790 Note: 1. This includes both owned shares and the maximum number of unvested share awards. The total number of interests in shares includes interests of connected persons, unvested share awards and share options. At 31 March 2023 Total number of interests in shares Non-Executive Directors Stephen A. Carter CBE (appointed 26 July 2022) 96,805 Delphine Ernotte Cunci (appointed 26 July 2022) 30,000 Sir Crispin Davis 34,500 Michel Demaré 100,000 Dame Clara Furse 150,000 Valerie Gooding 28,970 Deborah Kerr (ADRs) 12,0001 Maria Amparo Moraleda Martinez 30,000 David Nish 107,018 Christine Ramon (appointed 14 November 2022) – Simon Segars (appointed 26 July 2022) 40,000 Jean-François van Boxmeer 347,374 Note: 1. One ADR is equivalent to 10 ordinary shares. At 21 June 2023, and during the period from 1 April 2023 to 21 June 2023, no Director had any interest in the shares of any subsidiary company. Other than those individuals included in the tables above who were Board members at 31 March 2023, members of the Group’s Executive Committee at 31 March 2023 had an aggregate beneficial interest in 21,324,393 ordinary shares of the Company. At 21 June 2023, the Directors had an aggregate beneficial interest in 3,325,930 ordinary shares of the Company and the Executive Committee members had an aggregate beneficial interest in 18,116,851 ordinary shares of the Company. The change in the number of shares held by the Executive Committee reflects a change in membership following the year-end, None of the Directors or the Executive Committee members had an individual beneficial interest amounting to greater than 1% of the Company’s ordinary shares. Performance share awards The maximum numbers of shares subject to outstanding awards that have been granted to Directors under the long-term incentive (‘GLTI’) plan are currently as follows: GLTI performance share awards 2021 award Awarded: November 2020 Performance period ending: March 2023 Vesting date: August 2023 Share price at grant: 124.9 pence 2022 award Awarded: August 2021 Performance period ending: March 2024 Vesting date: August 2024 Share price at grant: 116.8 pence 2023 award Awarded: July 2022/February 2023 Performance period ending: March 2025 Vesting date: July 2025 Share price at grant: 122.4 pence Margherita Della Valle 2,522,017 2,696,917 4,419,335 Nick Read (as at 31 December 2022)1 4,203,362 4,494,863 4,290,617 Note: 1. These figures reflect the maximum number of shares subject to award as at 31 December 2022 and therefore do not reflect the impact of pro-ration for time worked which was applied following the end of Nick’s employment. Further details can be found on page 99. Details of the performance conditions for the awards can be found on pages 95 to 97 or in the Remuneration Report from the relevant year. Share options The following information summarises the Executive Directors’ options under the HMRC approved Vodafone Group 2008 Sharesave Plan (‘SAYE’). No other Directors have options under any schemes and, other than under the SAYE, no options have been granted since 2007. Options under the SAYE were granted at a discount of 20% to the market value of the shares at the time of the grant. No other options may be granted at a discount. 98 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Grant date At 1 April 2022 or date of appointment Options granted during the 2023 financial year Options exercised during the 2023 financial year Options lapsed during the 2023 financial year Options held at 31 March 2023 Option price Date from which exercisable Expiry date Market price on exercise Gain on Number of shares Number of shares Number of shares Number of shares Number of shares Pence exercise 1 Pence Nick Read (position at 31 December 2022) SAYE 2 Mar 17 4,854 – – 4,854 – 154.51 1 Apr 22 1 Oct 22 – – SAYE 14 Jul 17 8,438 – – – 8,438 177.75 1 Sep 22 1 Mar 23 – – SAYE 11 Jul 22 – 22,352 – – 22,352 100.66 1 Sep 27 1 Mar 28 – – Total 13,292 – – 4,854 30,790 – – Note: 1. The closing trade share price on 31 March 2023 was 89.30 pence. The highest trade share price during the year was 132.14 pence and the lowest price was 83.73 pence. At 21 June 2023 there had been no change to the Directors’ interests in share options from 31 March 2023. At 21 June 2023 members of the Group’s Executive Committee held options for 39,969 ordinary shares at prices ranging from 77.6 pence to 111.7 pence per ordinary share, with a weighted average exercise price of 94.6 pence per ordinary share exercisable at dates ranging from 1 September 2023 to 1 March 2026. Margherita Della Valle, Aldo Bisio, Maaike de Bie, Ahmed Essam, Shameel Joosub, Vinod Kumar, Alberto Ripepi, Philippe Rogge and Serpil Timuray held no options at 21 June 2023. Loss of office payments Nick Read stepped down as Group Chief Executive and as a Director of the Company on 31 December 2022. During the period 1 January 2023 to 31 March 2023. Nick remained available to the Board as an adviser and, for the remainder of his employment (to 31 March 2023), received his salary (£270,375), car allowance (£4,800), private medical cover (£608), and pension allowance (£27,038). Nick remained eligible for a 2023 GSTIP, subject to performance conditions, until the end of his employment on 31 March 2023. In line with the relevant reporting regulations, the proportion of Nick’s 2023 GSTIP payment in respect of his period of employment between 1 January 2023 and 31 March is £301,468, with the payment in respect of his time worked as a Director (1 April 2022 to 31 December 2022) set out on page 95. At 1 April 2023, Nick had worked 3 months and 27 days of his notice period. Nick is entitled to receive payments in lieu of his salary (£732,629), and continued participation in the Vodafone Group Private Medical Plan (£1,898), for the remainder of his 12-month notice period. Payments will be made in monthly instalments, subject to mitigation in accordance with his service contract, until 5 December 2023, when his notice period would otherwise have ended. Nick’s 2021, 2022, and 2023 GLTI awards will be pro-rated on a time worked basis and will vest, subject to performance, at the normal vesting dates in accordance with the share plan rules. Nick will receive a cash payment equivalent in value to the dividends that would have been paid during the vesting period on any shares that vest. Nick will receive a contribution of up to £7,000 (excluding VAT) towards legal fees incurred in connection with his departure and be entitled to outplacement support of up to £50,000 (excluding VAT) paid directly to the supplier. Nick received no further payments other than those stated above, and, other than the pro-rated GLTI awards and associated dividend equivalent cash payments detailed above, will receive no further payments or benefits aside from the provision of a SIM card for his personal use at the Company’s expense for a period of three years commencing 1 April 2023. Payments to past Directors During the 2023 financial year Lord MacLaurin received benefit payments in respect of security costs as per his contractual arrangements. These costs exceeded our de minimis threshold of £5,000 p.a. and, including the tax paid, were £24,657 (2022: £23,679). Fees retained for external non-executive directorships Executive Directors may hold positions in other companies as non-executive directors and retain the fees paid to them in respect of these services. During the year ended 31 March 2023, Margherita Della Valle served as a non-executive director on the board of Reckitt Benckiser Group plc where she retained fees of £118,000 (2022: £115,563). Nick Read served as a non-executive director on the board of Booking Holdings Inc. where he retained fees of US$250,343 in respect of the period to 31 December 2022 (2022: US$462,571). 2023 remuneration for the Chair and Non-Executive Directors Salary/fees Benefits1 Total 2023 £’000 2022 £’000 2023 £’000 2022 £’000 2023 £’000 2022 £’000 Chair Jean-François van Boxmeer 650 650 29 18 679 668 Senior Independent Director Valerie Gooding 165 165 10 9 175 174 Non-Executive Directors Stephen A. Carter CBE (appointed 26 July 2022) 79 – 2 – 81 – Delphine Ernotte Cunci (appointed 26 July 2022) 79 – 5 – 84 – Sir Crispin Davis 115 115 12 9 127 124 Michel Demaré 115 115 11 1 126 116 Dame Clara Furse 115 115 9 3 124 118 Deborah Kerr 115 10 14 1 129 11 Maria Amparo Moraleda Martinez 140 137 10 1 150 138 David Nish 140 140 19 10 159 150 Christine Ramon (appointed 14 November 2022) 44 – 1 – 45 – Simon Segars (appointed 26 July 2022) 79 – 12 – 91 – Total 1,836 1,447 134 52 1,970 1,499 Note: 1. This includes certain travel and accommodation expenses in relation to attending Board meetings which are treated as a taxable benefit. Values include these travel expenses and the corresponding tax contribution. 99 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Annual Report on Remuneration (continued) Pay in the wider context Fair pay at Vodafone As part of its review of executive remuneration arrangements, the Committee takes account of the pay policies in place across the wider business. This includes considering the structure of remuneration offerings at each level of the business to ensure there is a strong rationale for how packages evolve across the different levels of the organisation. During the year the Committee reviewed the remuneration structure across the business, which included how our arrangements aligned with our strategy, supported our purpose, and celebrated the Spirit of Vodafone. The update also set out the results of the latest annual fair pay review, including where the key focus areas were and what actions had been agreed locally to implement any required adjustments. In addition to being a core principle of the Committee, there is a clear culture in our business of ensuring we offer competitive and fair pay to all our people. Our approach across our business is guided by the six principles set out below. Our commitment to these principles is reflected in how the UK-based Living Wage Foundation has certified us as an Accredited Living Wage employer. 1. Market competitive The pay of our people is reflective of their skills, role and function and the external market. We annually review the pay of each person and actively manage any who fall below the market competitive range. 2. Free from discrimination Our pay should not be affected by gender, age, disability, gender identity and expression, sexual orientation, race, ethnicity, cultural heritage or belief. We annually compare the average position of our men and women against their market benchmark, grade and function to identify and understand any differences and take action if necessary. 3. Ensure a good standard of living We work with an independent organisation, the Fair Wage Network, to assess how our pay compares to the ‘living wage’ in each of our markets because we are committed to providing a good standard of living for our people and their families. 4. Share in our successes All our people should have the opportunity to share in our success by being eligible to receive some form of performance-related pay, e.g. a bonus, shares or sales incentive. 5. Provide benefits for all Our global standard is to offer all our people life insurance, parental leave and access to either Company or state provided healthcare and pension provision. 6. Open and transparent We ensure that our people understand their pay. We do this through a series of user-friendly guides, webpages and an annual reward statement, which help explain our people’s pay and outline the value of their core reward package. In addition, our people also receive monthly or weekly payslips and a payment schedule. Cost of living actions It is recognised that rising inflation levels and the subsequent cost of living crisis have impacted employees across a number of our markets this year. We have provided targeted support in a number of these locations, including the UK, Turkey and Egypt, to help alleviate the impact of these pressures and continue to monitor the market conditions across all of our locations’ entities. Such measures included additional or accelerated salary reviews, the provision of extra cash allowances, and the careful consideration of wider market conditions when setting salary budgets for the 2023 review. In the UK specifically, additional support has been provided to lower-paid employees who have been particularly impacted by increases to the consumer price index. This included a 10% base salary increase to employees with salaries of less than £25,000, whilst employees with a base salary of between £25,000 and £35,000 received a £1,000 cash payment. Click to read more about fair pay at Vodafone: vodafone.com/fair-pay Stakeholder engagement The Committee considers all stakeholder groups when setting executive pay including: Employees The Committee is fully briefed on pay arrangements across the business to ensure any decisions on executive pay are made within our wider business context and take into account wider employee pay conditions. We engage with our employees through a variety of means including employee forums, interactive webinars (including with our executives), global Spirit Beat surveys and digital platforms, all of which give our people the chance to voice their opinion on any area of interest, including all-employee and executive pay. Shareholders The Committee values the active participation of our shareholders during our consultations and fully considers all feedback as part of the review process. Government The Committee actively engages with external professional bodies and government departments when they issue consultations on proposed changes to legislation or reporting guidelines. Wider society The Committee is fully aware that society remains concerned about the risk of excessive executive pay practices in the wider market. The Committee believes that transparent reporting and active engagement in explaining both the operation of, and rationale for, executive pay decisions is key for businesses to retain trust in this area. 100 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

UK gender pay gap reporting Each year we publish our UK gender pay gap in line with the statutory UK methodology. The nature of the statutory calculation means the gap will fluctuate year on year, influenced by changes in our business structure, Company performance and the percentage of men and women at all levels and positions. The existence of a UK gender pay gap in our business is primarily a consequence of more men than women holding senior or specialist, and therefore higher-paid, roles. With our commitment to embed an inclusive culture, we continue our work to reduce the gap and have made good progress since the publication of our first report in 2017. Our global programmes aim to support women across different roles, areas, and geographies of our business and will, over time, reduce our specific UK gender pay gap which this year was calculated as 10.4% – a slight increase from our 2021 figure of 9.6%. We have been recognised by the Bloomberg Gender-Equality Index as a leader in creating equity for women. We are proud of the policies that we have put in place to support our employees and we remain committed to addressing female representation at senior levels and the gender pay gap. Click to learn more about our initiatives, case studies, and key statistics on our dedicated UK gender pay gap webpage: vodafone.com/uk-gender-pay-gap Relative spend on pay The chart below shows both the dividends distributed in the year and the total cost of remuneration in the Group. 5,334 5,842 2,483 2,502 Distributed by way of dividends Overall expenditure on remuneration for all employees 2022 2023 2022 2023 €m Read more details on dividends and expenditure on remuneration for all employees, on pages 152 and 187 respectively CEO pay ratio The following table sets out our CEO pay ratio figures: Year CEO single figure (£’000) Method 25th percentile pay ratio Median pay ratio 75th percentile pay ratio 20231 4,823 Option B 139:1 68:1 52:1 2022 4,173 Option B 113:1 73:1 48:1 2021 3,551 Option B 106:1 87:1 42:1 2020 3,529 Option B 113.1 69.1 45.1 2019 4,359 Option B 154:1 107:1 56:1 Note: 1. The CEO single figure used in the calculation of the 2023 ratios reflects a blended figure for Nick Read and Margherita Della Valle, recognising the change in incumbency for the role during this year. The CEO single figure used in the calculation of the 2019 ratios reflects a blended figure for Vittorio Colao and Nick Read, recognising the change in incumbency for the role during this year. 101 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Annual Report on Remuneration (continued) The pay ratio figures in the above table are calculated using the following total pay and benefits information: Year Supporting information 25th percentile pay ratio (£’000) Median pay ratio (£’000) 75th percentile pay ratio (£’000) 2023 Salary 26.5 56.1 75.6 Total pay and benefits 34.6 70.5 92.8 2022 Salary 31.7 47.1 71.5 Total pay and benefits 36.9 57.5 87.2 2021 Salary 30.0 37.1 71.2 Total pay and benefits 33.5 41.0 85.3 2020 Salary 28.0 42.8 65.0 Total pay and benefits 31.3 51.1 78.6 2019 Salary 23.1 36.4 65.0 Total pay and benefits 28.3 40.8 78.2 The calculation methodology used reflects Option B as defined under the relevant regulations. In line with the relevant regulations this utilises the most recently collected and disclosed data analysed within our Gender Pay Gap report, with employees at the three quartiles identified from this analysis and their respective single figure values calculated. To ensure this data accurately reflects individuals at such quartiles, the single figure values for individuals immediately above and below the identified employee at each quartile within the gender pay gap analysis were also reviewed. In recent years our ratios have remained relatively consistent, reflecting how the single figures for both the Chief Executive and employees at the quartile positions have remained stable when viewed over the period set out in the table above. In general we expect the ratios to be primarily driven by the valuation of the long-term incentive that is included in the Chief Executive’s single figure for the year. Change in remuneration for Directors and all employees In line with regulatory requirements, the table below calculates the percentage change in Directors’ remuneration (salary, taxable benefits and annual bonus payment) compared to the average remuneration for other Vodafone Group employees who are measured on comparable business objectives and who have been employed in the UK since 2021 (2021 to 2022) and 2022 (2022 to 2023) (per capita). Vodafone has employees based all around the world and some of these individuals work in countries with very high salary inflation; therefore Vodafone’s UK-based Group employees are deemed the most appropriate employee group for this comparison. Percentage change from 2022 to 2023 Percentage change from 2021 to 2022 Base salary/fees Taxable benefits Annual bonus Base salary/fees Taxable benefits Annual bonus Executive Directors Margherita Della Valle 15.1% 18.2% 24.6% 0.0% 4.8% 11.6% Nick Read (until 31 December 2022) -23.5% 0.0% -37.7% 0.0% 31.3% 11.6% Non-Executive Directors Jean-François van Boxmeer 0.0% 61.1% – 118.9% – – Valerie Gooding 0.0% 11.1% – 0.0% – – Stephen A. Carter CBE (appointed 26 July 2022) – – – – – – Delphine Ernotte Cunci (appointed 26 July 2022) – – – – – – Sir Crispin Davis 0.0% 33.3% – 0.0% 800.0% – Michel Demaré 0.0% 1,000.0% – 0.0% – – Dame Clara Furse 0.0% 200.0% – 0.0% – – Deborah Kerr (appointed 1 March 2022) 1,050.0% 1,300.0% – – – – Maria Amparo Moraleda Martinez 2.2% 900.0% – 19.1% – – David Nish 0.0% 90.0% – 0.0% 900.0% – Christine Ramon (appointed 14 November 2022) – – – – – – Simon Segars (appointed 26 July 2022) – – – – – – Other Vodafone Group employees employed in the UK 5.8% 5.2% -9.6% 2.5% 0.3% 80.0% The year-on-year increase in Margherita Della Valle’s pay reflects Margherita’s appointment as Group Chief Executive on an interim basis, in addition to her existing role as Chief Financial Officer, effective 1 January 2023. This change in role during the year under review is therefore reflected in Margherita’s 2023 figures compared to the 2022 figures which reflect Margherita’s role as Chief Financial Officer. The percentage increase in the table above does not reflect the actual increase during the year under review in respect of the salary payable for the role of Chief Executive which was increased by 3% effective 1 July 2022. The significant year-on-year increase in Deborah Kerr’s fees and taxable benefits reflect how the 2022 values reflect one month of service which covers the period between Deborah joining on 1 March 2022 and the year-end on 31 March 2022. By comparison, the 2023 figures reflect a full 12 months of time worked therefore resulting in a high year-on-year percentage increase despite there being no actual increase in the fees payable to the Non-Executive Directors during this period. Whilst some of the percentages within the ‘Taxable benefits’ column look significant, these actually reflect relatively small increases in value when viewed on an absolute basis. Where an individual had no taxable benefit values in 2022 it has not been possible to calculate a percentage for the table above. 102 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Assessing pay and performance In the table below we summarise the Chief Executive’s single figure remuneration over the past 10 years and how our variable pay plans have paid out in relation to the maximum opportunity. This can be compared with the historic TSR performance over the same period. The chart below shows the performance of the Company relative to the STOXX Europe 600 Index over a 10-year period. The STOXX Europe 600 Index was selected as this is a broad-based index that includes many of our closest competitors. It should be noted that the TSR element of the 2021 GLTI is based on the TSR performance shown in the chart on page 96 and not this chart. 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 10-year historical TSR performance Growth in the value of a hypothetical €100 holding over 10 years 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 Financial year remuneration for Chief Executive 2,7401 3,8753 Single figure of total remuneration £’000 8,014 2,810 5,224 6,332 7,389 /1,6192 3,529 3,551 4,173 /9484 Annual bonus (actual award versus max opportunity) 44% 56% 58% 47% 64% 44% 52% 62% 69% 56% Long-term incentive (vesting versus max opportunity) 37% 0% 23% 44% 67% 40% 50% 22% 26% 53% Notes: 1. Reflects the single figure in respect of Vittorio Colao for the period of 1 April 2018 to 30 September 2018. 2. Reflects the single figure in respect of Nick Read for the period of 1 October 2018 to 31 March 2019. 3. Reflects the single figure in respect of Nick Read for the period of 1 April 2022 to 31 December 2022. 4. Reflects the single figure in respect of Margherita Della Valle for the period of 1 January 2023 to 31 March 2023. 0 10 20 30 40 50 60 70 80 90 100 LTI average 36% Annual bonus average 55% 148 149 158 138 190 100 124 149 143 118 145 127 132 128 101 84 108 207 110 215 81 Vodafone Group STOXX Europe 600 Index 103 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Annual Report on Remuneration (continued) 2024 remuneration Details of how the Remuneration Policy will be implemented for the 2024 financial year are set out below. Prior to reviewing executive remuneration arrangements, including those of the Executive Committee, the Committee was fully briefed on remuneration arrangements elsewhere in the business. This included a detailed discussion of the structure of remuneration offerings at each level of the business, how pay at these levels is determined, and the findings of the latest annual fair pay review. The Committee also considered the external context and decisions made in relation to our wider employee population. The cumulative effect of these discussions was that the Committee was able to make decisions in respect of executive remuneration in the context of the wider employee pay landscape within the business.1 2024 base salaries Following her appointment to the position of Group Chief Executive, Margherita Della Valle’s salary was set at £1,250,000. The Committee decided the new salary was appropriate when compared against the external market using the Committee’s normal comparator groups of the EuroTop 25-75 and FTSE 30 (both excluding financial services companies), was fair from a gender pay perspective given its long standing work on fair pay and reflected both the responsibilities and demands of the role. During the year no additional salary payment or allowance has been made to Margherita in respect of her carrying out the dual roles of Group Chief Executive and Group Chief Financial Officer. This will remain the approach going forward, and it is intended that Margherita will continue with her dual responsibilities until a new Group Chief Financial Officer is appointed. Pension Pension arrangements for Executive Directors will remain unchanged at 10% of salary, in line with the maximum employer contribution level for the wider UK population. 2024 annual bonus (‘GSTIP’) Following its annual review of the GSTIP structure, the Committee agreed that the 2024 plan should support the strategic priorities of Growth and Customers. The constituent performance measures remain unchanged with the key change from the 2023 plan being separation of Net Promoter Score, revenue market share, and churn into standalone measures. The performance measures and weightings for 2024 are outlined below: Growth (70% of total) Service revenue (20%); adjusted EBIT (20%); adjusted free cash flow (20%); and revenue market share (10%) Customers (30% of total) Net Promoter Score1 (20%); and churn (10%). Note: 1. The assessment of NPS utilises data collected in our local markets which is validated for quality and consistency by independent third-party agencies. Due to the potential impact on our commercial interests, annual bonus targets are considered commercially sensitive and therefore will be disclosed in the 2024 Remuneration Report following the completion of the financial year. Long-term incentive (‘GLTI’) awards for 2024 Awards for 2024 will be made in line with the arrangements described in our policy on pages 89 and 90. Vesting of the 2024 award will be subject to adjusted free cash flow (60% of total award), relative TSR (30% of total award), and ESG (10% of total award) performance. Performance will be measured over the three financial years ending 31 March 2026, and any net vested shares will be subject to an additional two-year holding period. It is anticipated that the final awards will be reviewed by the Committee at the July 2023 meeting and, subject to the Committee’s approval, will be granted shortly afterwards. Further details of the 2024 award targets are provided are on the following page. 104 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Adjusted free cash flow (60% of total award) Details of the final three-year adjusted free cash flow target range will be disclosed in the relevant market announcement at the time of grant and published in the 2024 Directors’ Remuneration Report. Relative TSR (30% of total award) Following the annual review of the performance measures which included a review of analysis provided by the Committee’s external advisers, the Committee determined that the TSR outperformance range for the 2024 award should be set at 7.0% p.a. at maximum. The Committee further determined that the TSR peer group should remain unchanged for the 2024. Further details are set out in the tables below. Relative TSR (30% of total award) TSR outperformance Vesting (% of relative TSR element) Below threshold Below median 0.0% Threshold Median 20.0% Maximum 7.0% p.a. 100.0% TSR peer group BT Group Deutsche Telekom Liberty Global MTN Orange Royal KPN Telecom Italia Telefónica Telefónica Deutschland Linear interpolation (i.e. straight-line vesting) occurs for performance between threshold and maximum. ESG (10% of total award) The table below sets out how performance under the ESG measure for the 2024 award will be assessed against three quantitative ambitions: Purpose pillar Metric for 2024 GLTI Overall ambition Baseline position for 2024 GLTI Ambition for 2024 GLTI Planet Net zero Net zero under Scope 1 & 2 by 20301 52% reduction in Scope 1 & 2 emissions versus a FY20 baseline at 31 March 2023 84% reduction in Scope 1 & 2 emissions versus a FY20 baseline by 31 March 2026 Inclusion for All Female representation in management 40% representation of women in management by 2030 34% representation of women in management at 31 March 2023 36% representation of women in management by 31 March 2026 Digital Society/ Inclusion for All Financial inclusion customers >75m financial inclusion customers by 2026 60.7m financial inclusion customers at 31 March 2023 70.0m financial inclusion customers by 31 March 2026 Note: 1. This carbon reduction ambition has been approved by the Science Based Targets initiative. Each ambition for the 2024 award has been set by considering both our externally communicated targets and our internal progress as at 31 March 2023. At the end of the performance period the Committee will assess achievement across the three metrics against the stated ambitions and determine vesting under this element. Full disclosure of the rationale for the final vesting decision will be provided in the relevant Directors’ Remuneration Report. 105 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

2024 remuneration for the Chair and Non-Executive Directors Fees for our Chair and Non-Executive Directors have been benchmarked against the FTSE 30 (excluding financial services companies). Following this year’s review it was agreed that the current fee levels, which are set out in the table below, would remain unchanged. Position/role Fee payable £’000 Chair1 650 Non-Executive Director 115 Additional fee for the Senior Independent Director 25 Additional fee for Chair of the Audit and Risk Committee 25 Additional fee for Chair of the ESG Committee 25 Additional fee for Chair of the Remuneration Committee 25 Note: 1. The Chair’s fee also includes the fee for the chairing of the Nominations and Governance Committee. Further remuneration information Dilution All awards are made under plans that incorporate dilution limits as set out in the guidelines for share incentive schemes published by the Investment Association. The current estimated dilution from subsisting executive awards is approximately 2.4% of the Company’s share capital at 31 March 2023 (2.7% at 31 March 2022), whilst from all-employee share awards it is approximately 0.3% (0.3% at 31 March 2022). This gives a total dilution of 2.7% (3.0% at 31 March 2022). Service contracts The terms and conditions of appointment of our Directors are available for inspection at the Company’s registered office during normal business hours and at the Annual General Meeting (for 15 minutes prior to the meeting and during the meeting). The Executive Directors have notice periods in their service contracts of 12 months. The Non-Executive Directors’ letters of appointment do not contain provision for notice periods or for compensation if their appointments are terminated. This report on remuneration has been approved by the Board of Directors and signed on its behalf by: /s/ Valerie Gooding Valerie Gooding Chair of the Remuneration Committee 21 June 2023 Annual Report on Remuneration (continued) 106 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

As Vodafone’s American Depositary Shares are listed on NASDAQ Stock Market LLC (‘NASDAQ’), we are required to disclose a summary of any material differences between the corporate governance practices we follow and those of US companies listed on NASDAQ. Vodafone’s corporate governance practices are primarily based on UK requirements but substantially conform to those required of US companies listed on NASDAQ. The material differences are set out in the following table: Our US listing requirements Board member independence Different tests of independence for Board members are applied under the 2018 UK Corporate Governance Code (the ‘Code’) and the NASDAQ listing rules. The Board is not required to take into consideration NASDAQ’s detailed definitions of independence as set out in the NASDAQ listing rules. The Board has carried out an assessment based on the independence requirements of the Code and has determined that, in its judgement, each of Vodafone’s Non-Executive Directors is independent within the meaning of those requirements. Committees The NASDAQ listing rules require US companies to have a nominations committee, an audit committee and a compensation committee, each composed entirely of independent directors, with the nominations committee and the audit committee each required to have a written charter which addresses the committee’s purpose and responsibilities, and the compensation committee having sole authority and adequate funding to engage compensation consultants, independent legal counsel and other compensation advisers. – Our Nominations and Governance Committee is chaired by the Chair of the Board and its other members are independent Non-Executive Directors. – Our Remuneration Committee is composed entirely of independent Non-Executive Directors. – Our Audit and Risk Committee is composed entirely of Non-Executive Directors, each of whom (i) the Board has determined to be independent based on the independence requirements of the Code; and (ii) meets the independence requirements of the Securities Exchange Act of 1934. – We have terms of reference for our Nominations and Governance Committee, Audit and Risk Committee and Remuneration Committee, all of which comply with the requirements of the Code and are available for inspection on our website at vodafone.com/governance. – These terms of reference are generally responsive to the relevant NASDAQ listing rules, but may not address all aspects of these rules. Code of Ethics and Code of Conduct Under the NASDAQ listing rules, US companies must adopt a Code of Conduct applicable to all directors, officers and employees that complies with the definition of a ‘Code of Ethics’ set out in section 406 of the Sarbanes-Oxley Act. – We have adopted a Code of Ethics that complies with section 406 of the Sarbanes-Oxley Act which is applicable only to the senior financial and principal executive officers. Click to read our Code of Ethics: vodafone.com/governance – We have also adopted a separate Code of Conduct which applies to all employees. Quorum The quorum required for shareholder meetings, in accordance with our Articles of Association, is two shareholders, regardless of the level of their aggregate share ownership, while US companies listed on NASDAQ are required by the NASDAQ listing rules to have a minimum quorum of 33.33% of the holders of ordinary shares for shareholder meetings. Related party transactions In lieu of obtaining an independent review of related party transactions for conflicts of interests in accordance with the NASDAQ listing rules, we seek shareholder approval for related party transactions that (i) meet certain financial thresholds, or (ii) have unusual features in accordance with the Listing Rules issued by the Financial Conduct Authority (FCA) in the UK (the ‘Listing Rules’), the Companies Act 2006 and our Articles of Association. Further, we use the definition of a transaction with a related party as set out in the Listing Rules, which differs in certain respects from the definition of related party transaction in the NASDAQ listing rules. Shareholder approval When determining whether shareholder approval is required for a proposed transaction, we comply with both the NASDAQ listing rules and the Listing Rules. Under the NASDAQ listing rules, whether shareholder approval is required for a transaction depends on, among other things, the percentage of shares to be issued or sold in connection with the transaction. Under the Listing Rules, whether shareholder approval is required for a transaction depends on, among other things, whether the size of a transaction exceeds a certain percentage of the size of the listed company undertaking the transaction. 107 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

The Directors of the Company present their report together with the audited consolidated financial statements for the year ended 31 March 2023. This report has been prepared in accordance with requirements outlined within The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 and forms part of the management report as required under Disclosure Guidance and Transparency Rule (‘DTR’) 4. Certain information that fulfils the requirements of the Directors’ report can be found elsewhere in this document and is referred to below. This information is incorporated into this Directors’ report by reference. Vodafone Group Plc is incorporated and domiciled in England and Wales (registration number 1833679). The registered address and contact number of the Company is Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, England, telephone +44 (0)1635 33251. Responsibility statement As required under the DTRs, a statement made by the Board regarding the preparation of the financial statements is set out on pages 111-112 which also provides details regarding the disclosure of information to the Company’s auditor and management’s report on internal control over financial information. Going concern The going concern statement required by the Listing Rules and the UK Corporate Governance Code (the ‘Code’) is set out in the ‘Directors’ statement of responsibility’ on page 112. System of risk management and internal control The Board is responsible for maintaining a risk management and internal control system and for managing the principal risks faced by the Group. Such a system is designed to manage rather than eliminate business risks and can only provide reasonable and not absolute assurance against material mistreatment or loss. This is described in more detail in the Audit and Risk Committee Report on pages 77-82. The Board has implemented in full the Financial Reporting Council’s (‘FRC’) ‘Guidance on Risk Management, Internal Control and Related Financial and Business Reporting’ for the year end to the date of this Annual Report. The resulting procedures, which are subject to regular monitoring and review, provide an ongoing process for identifying, evaluating and managing the Company’s principal risks (which can be found on pages 51-57). Corporate Governance Statement The Corporate Governance Statement setting out how the Company complies with the Code is set out on page 63. This includes a description of the main features of our internal control and risk management arrangements in relation to the financial reporting process. The information required by DTR 7.2.6R can be found in the ‘Shareholder information’ section on pages 230-235. A description of the composition and operation of the Board and its Committees including the Board Diversity Policy is set out on page 68, pages 74-84 and page 93. The Code can be viewed in full at frc.org.uk. Strategic report The Strategic report is set out on pages 1-59 and is incorporated into this Directors’ report by reference. Directors and their interests The Directors of the Company who served during the financial year ended 31 March 2023 and up to the date of signing the financial statements are as follows: Jean-François van Boxmeer, Margherita Della Valle, Stephen A. Carter CBE (appointed 26 July 2022), Delphine Ernotte Cunci (appointed 26 July 2022), Sir Crispin Davis, Michel Demaré, Dame Clara Furse, Valerie Gooding, Deborah Kerr, Maria Amparo Moraleda Martinez, David Nish, Christine Ramon (appointed 14 November 2022) and Simon Segars (appointed 26 July 2022). Nick Read stepped down on 31 December 2022. A summary of the rules related to the appointment and replacement of Directors and Directors’ powers can be found on pages 231-232. Details of the Directors’ interests in the Company’s ordinary shares, options held over ordinary shares, interests in share options and long-term incentive plans are set out on pages 86-106. Directors’ conflicts of interest Established within the Company is a procedure for managing and monitoring conflicts of interest for Directors. Details of this procedure are set out on page 75. Directors’ indemnities In accordance with our Articles of Association and to the extent permitted by law, Directors are granted an indemnity from the Company in respect of liability incurred as a result of their office. In addition, we maintained a directors’ and officers’ liability insurance policy throughout the year. Neither our indemnity nor the insurance provides cover in the event that a Director is proven to have acted dishonestly or fraudulently. Disclosures required under Listing Rule 9.8.4 The information on the amount of interest capitalised and the treatment of tax relief can be found in notes 5 and 6 to the consolidated financial statements respectively. The remaining disclosures required by Listing Rule 9.8.4 are not applicable to Vodafone. Capital structure and rights attaching to shares Ordinary shares of Vodafone Group Plc are traded on the London Stock Exchange and in the form of American Depositary Shares (‘ADS’) on NASDAQ. ADSs, each representing 10 ordinary shares, are traded on NASDAQ under the symbol ‘VOD’. The ADSs are evidenced by American Depositary Receipts (‘ADR’) issued by J.P. Morgan, as depositary, under a deposit agreement, dated 15 February 2022 between the Company, the depositary and the holders from time to time of ADRs issued thereunder. ADS holders are not shareholders in the Company but may instruct J.P. Morgan on the exercise of voting rights relative to the number of ordinary shares represented by their ADSs. See ‘Articles of Association and applicable English law’ and ‘Rights attaching to the Company’s shares – Voting rights’ on pages 231-232. All information relating to the Company’s capital structure, rights attaching to shares, dividends, the policy to repurchase the Company’s own shares, details of Company share repurchases and details of other shareholder information is contained on pages 24-25 and pages 230-235. Directors’ report 108 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Change of control Details of change of control provisions in the Company’s revolving credit facilities are set out in note 22 ‘Capital and financial risk management’. Information on agreements between the Company and its Directors providing for compensation for loss of office of employment (including details of change of control provisions in share schemes) is set out on pages 91-92. Other than these, there are no agreements between the Company and its employees providing for compensation for loss of office or employment that occurs because of a takeover bid. Dividends Full details of the Company’s dividend policy and proposed final dividend payment for the year ended 31 March 2023 are set out on page 25 and note 9 to the consolidated financial statements. Sustainability Information about the Company’s approach to sustainability risks and opportunities is set out on pages 26-49 and on pages 51-59. Details of our greenhouse gas emissions are also included on these pages. Political donations No political donations or contributions to political parties under the Companies Act 2006 have been made during the financial year. The Group policy is that no political donations be made or political expenditure incurred. Financial risk management objectives and policies Disclosures relating to financial risk management objectives and policies, including our policy for hedging, are set out in note 22 to the consolidated financial statements and disclosures relating to exposure to credit risk, liquidity risk and market risk are outlined in note 22. Important events since the end of the financial year On 17 April 2023, the Group entered into an agreement to sell M-Pesa Holding Company Limited to Safaricom Plc, an associate entity of the Group. Further details can be found in note 33 to the consolidated financial statements. On 11 May 2023, the Company announced that it had agreed a strategic relationship with Emirates Telecommunications Group Company PJSC (“e&”). Further details can be found under ‘Material contracts’ on page 233. On 14 June 2023, the Group and CK Hutchison Group Telecom Holdings Limited, a subsidiary of CK Hutchison Holdings Limited entered into binding agreements to combine their UK telecommunication businesses, respectively Vodafone UK and Three UK. See note 33 ‘Subsequent events’ in the consolidated financial statements for more information. On 25 May 2023 the Group issued subordinated debt securities, under its euro medium-term note programme, with nominal amounts of €750 million and £500 million and on 6 June 2023 the Group repurchased €1,561 million and $324 million of outstanding subordinated debt securities as part of a liability management exercise. Further details can be found in note 33 to the consolidated financial statements. There were no other important events affecting the Company which have occurred since the end of the financial year. Future developments within the Group The Strategic report contains details of likely future developments within the Group. Group policy compliance Each Group policy is owned by a member of the Executive Committee so that there is clear accountability and authority for ensuring the associated business risk is adequately managed. Regional Chief Executives and the Senior Leadership Team member responsible for each Group function have primary accountability for ensuring compliance with all Group policies by all our markets and entities. Our Group compliance team and policy champions support the policy owners and local markets in implementing policies and monitoring compliance. All of the key Group policies have been consolidated into the Vodafone Code of Conduct which applies to all employees and those who work for or on behalf of Vodafone. It sets out the standards of behaviour expected in relation to areas such as insider dealing, bribery and raising concerns through the whistleblowing process (known internally as ‘Speak Up’). Read more on page 40 Branches The Group, through various subsidiaries, has branches in a number of different jurisdictions in which the business operates. Further details are included in note 31. Employee disclosures Vodafone is an inclusive employer and diversity is important to us. We give full and fair consideration to applications for employment by disabled persons and the continued employment of anyone incurring a disability while employed by us. Training, career development and promotion opportunities are equally applied for all our employees, regardless of disability. Our disclosures relating to the employment of women in senior management roles, diversity, employee engagement and policies are set out on page 11, pages 33 and 34, page 64, page 72, page 75 and page 76. The Directors’ Report was approved by the Board and signed on its behalf by the Group General Counsel and Company Secretary. /s/ Maaike de Bie Maaike de Bie Group General Counsel and Company Secretary 21 June 2023 109 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

111 Directors’ statement of responsibility 113 Risk mitigation 119 Report of independent registered public accounting firm 123 Consolidated financial statements 123 Consolidated income statement 123 Consolidated statement of comprehensive income 124 Consolidated statement of financial position 125 Consolidated statement of changes in equity 126 Consolidated statement of cash flows 127 Notes to the consolidated financial statements 127 1. Basis of preparation Income statement 134 2. Revenue disaggregation and segmental analysis 138 3. Operating profit 139 4. Impairment losses 145 5. Investment income and financing costs 146 6. Taxation 151 7. Discontinued operations and assets held for sale 152 8. Earnings per share 152 9. Equity dividends Financial position 153 10. Intangible assets 155 11. Property, plant and equipment 157 12. Investments in associates and joint arrangements 165 13. Other investments 166 14. Trade and other receivables 167 15. Trade and other payables 168 16. Provisions 169 17. Called up share capital Cash flows 170 18. Reconciliation of net cash flow from operating activities 170 19. Cash and cash equivalents 171 20. Leases 174 21. Borrowings 176 22. Capital and financial risk management Employee remuneration 186 23. Directors’ and key management compensation 187 24. Employees 188 25. Post employment benefits 192 26. Share-based payments Additional disclosures 194 27. Acquisitions and disposals 196 28. Commitments 196 29. Contingent liabilities and legal proceedings 200 30. Related party transactions 201 31. Related undertakings 210 32. Subsidiaries exempt from audit 210 33. Subsequent events 212 These pages are intentionally left blank 213 These pages are intentionally left blank 213 These pages are intentionally left blank 215 These pages are intentionally left blank 216 These pages are intentionally left blank 216 These pages are intentionally left blank 216 These pages are intentionally left blank 217 These pages are intentionally left blank 217 These pages are intentionally left blank 217 These pages are intentionally left blank 218 These pages are intentionally left blank 218 These pages are intentionally left blank 218 These pages are intentionally left blank 219 Non-GAAP measures (unaudited information) 229 Additional information (unaudited information) Reporting on our financial performance Index 110 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Directors’ statement of responsibility The Directors are responsible for preparing the financial statements in accordance with applicable law and regulations and keeping proper accounting records. Detailed below are statements made by the Directors in relation to their responsibilities, disclosure of information to the Company’s auditor, going concern and management’s report on internal control over financial reporting. Financial statements and accounting records Company law of England and Wales requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial statements the Directors are required to: – Select suitable accounting policies and apply them consistently; – Make judgements and estimates that are reasonable and prudent; – Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; – State whether the consolidated financial statements have been prepared in accordance with UK-adopted International Accounting Standards (‘IAS’), with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and with the requirements of the UK Companies Act 2006 (the ‘Act’); – State for the Company’s financial statements whether applicable UK accounting standards have been followed; and – Prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business. The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and enable them to ensure that the financial statements are prepared in accordance with UK-adopted IAS, with IFRS as issued by the IASB and with the requirements of the Act. They are also responsible for the system of internal control, for safeguarding the assets of the Company and the Group, and for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors are responsible for the maintenance and integrity of the Company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. Directors’ responsibility statement Each of the Directors, whose names and functions are listed on pages 65 to 67, confirms that, to the best of their knowledge: – The consolidated financial statements, prepared in accordance with UK-adopted IAS, with IFRS as issued by the IASB and with the requirements of the Act, give a true and fair view of the assets, liabilities, financial position and profit of the Group; – The Strategic Report includes a fair review of the development and performance of the business and the position of the Group, together with a description and robust assessment of the principal risks and uncertainties that it faces. The Directors are also responsible under section 172 of the Companies Act 2006 to promote the success of the Company for the benefit of its members as a whole and in doing so have regard for the needs of wider society and stakeholders, including customers, consistent with the Group’s core and sustainable business objectives. Having taken advice from the Audit and Risk Committee, the Board considers the Annual Report on Form 20-F, taken as a whole, is fair, balanced and understandable and that it provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy. Neither the Company nor the Directors accepts any liability to any person in relation to the Annual Report on Form 20-F except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and schedule 10A of the Financial Services and Markets Act 2000. Disclosure of information to the auditors Having made the requisite enquiries, so far as the Directors are aware, there is no relevant audit information (as defined by section 418(3) of the Companies Act 2006) of which the Company’s auditor is unaware and the Directors have taken all the steps they ought to have taken to make themselves aware of any relevant audit information and to establish that the Company’s auditor is aware of that information. 111 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Going concern The Group’s business activities, performance, position, principal risks and uncertainties and the Directors’ assessment of its long-term viability are set out on page 57. A range of mitigations for risks faced by the Group are included on pages 113 and 114. In addition, the funding position of the Group is included in ‘Borrowings’ and ‘Capital and financial risk management’ in notes 21 and 22, respectively, to the consolidated financial statements. Notes 21 and 22 include disclosure in relation to the Group’s objectives, policies and processes for managing as well as details regarding its capital, its financial risk management objectives, details of its financial instruments and hedging activities, and its exposures to credit risk and liquidity risk. As noted on pages 177 to 178, the Group has access to substantial cash and financing facilities. The Group also believes it adequately manages or mitigates its solvency and liquidity risks through two primary processes, described below. Business planning process and performance management The Group’s forecasting and planning cycle consists of in-year forecasts, a budget and a long-range plan. These generate income statement, cash flow and borrowings projections for assessment by Group management and the Board. Each forecast is compared with prior forecasts and actual results to identify variances and understand the drivers of the changes and their future impact so management can take action where appropriate. Additional analysis is undertaken to review and sense check the key assumptions underpinning the forecasts. Cash flow and liquidity reviews The business planning process provides outputs for detailed cash flow and liquidity reviews, to ensure that the Group maintains adequate liquidity throughout the forecast periods. The prime output is a liquidity forecast which is prepared and updated at least on a monthly basis, which highlights the extent of the Group’s liquidity based on controlled cash flows and the headroom under the Group’s undrawn revolving credit facility. The key inputs into this forecast are: – Cash flow forecasts with information taken from the business planning process; – Bond and other debt maturities; and – Expectations for shareholder returns, spectrum auctions and M&A activity. The liquidity forecast is reviewed by the Group Chief Financial Officer and included in each of the reports to the Board. In addition, the Group continues to manage its foreign exchange and interest rate risks within the framework of policies and guidelines authorised and reviewed by the Board, with oversight provided by the Treasury Risk Committee. The Directors have also considered sensitivities in respect of potential downside scenarios in concluding that the Group is able to continue in operation for the period to 30 June 2024 from the date of approving the consolidated financial statements. Those sensitivities include the non-refinancing, with the exception of hybrid bonds, of debt maturities in the assessment period. A reverse stress test was also reviewed to understand how severe conditions would have to be to breach liquidity including the required reduction in profitability metrics. The Directors also considered the availability of the Group’s €7.7 billion undrawn revolving credit facilities as at 31 March 2023. In reaching their conclusion on the going concern assessment, the Directors also considered the findings of the work performed to support the statement on the long-term viability of the Group. As noted on page 57, this included key changes to relevant principal risks in light of global economic and political uncertainty, sensitivity analysis, scenario assessments, and combinations of these, over the viability assessment period. Conclusion Based on the review, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, the Directors continue to adopt the going concern basis in preparing the Annual Report and Accounts. Controls over financial reporting Disclosure controls and procedures The Directors and the Group Chief Executive and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures, including those defined in the United States Securities Exchange Act of 1934, Rule 13a–15I, and, based on that evaluation, have concluded that the disclosure controls and procedures were effective at the end of the period covered by this report. Management’s report on internal control over financial reporting As required by section 404 of the US Sarbanes-Oxley Act, management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. The Group’s internal control over financial reporting includes policies and procedures that: – Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; – Are designed to provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with UK-adopted IAS, with IFRS as issued by the IASB and with the requirements of the Act, and that receipts and expenditures are being made only in accordance with authorisation of management and the Directors of the Company; and – Provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Group’s assets that could have a material effect on the financial statements. Any internal control framework, no matter how well designed, has inherent limitations including the possibility of human error and the circumvention or overriding of the controls and procedures, and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate. Management has assessed the effectiveness of the internal control over financial reporting at 31 March 2023 based on the Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’) in 2013. Based on management’s assessment, management has concluded that internal control over financial reporting was effective at 31 March 2023. During the period covered by this document, there were no changes in the Group’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting. The Group’s internal control over financial reporting at 31 March 2023 has been audited by Ernst & Young LLP, an independent registered public accounting firm who also audit the Group’s consolidated financial statements. Their audit report on internal control over financial reporting is on page 122. By order of the Board /s/ Maaike de Bie Maaike de Bie Group General Counsel and Company Secretary 21 June 2023 Directors’ statement of responsibility (continued) 112 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Risk mitigation Managing our risks Establishing the context and having a clear understanding of the environment in which we operate is important. Therefore, we assign each of our risks to a specific category (strategic, operational or financial) and identify whether the source of the threat is internal or external. This approach helps us to better understand how we should treat the risk most effectively and to provide the right level of oversight and assurance. Executive risk owners are accountable for confirming adequate controls are in place, and that the necessary treatment plans are used to bring the risk within an acceptable tolerance level. We continue to monitor the status of our risk treatment plans across the year, and we perform in-depth reviews of our risks which are presented to the relevant oversight committees. Read more about the Audit and Risk Committee on pages 77 to 82 We also develop severe but plausible scenarios for each principal risk. These provide additional insights into possible threats and improve the treatment strategy. Scenarios are also used for the purpose of assessing our viability. Read more about our long-term viability statement on page 57 Strengthening our framework We continue to enhance and embed the global risk management framework with the objective of maturing our approach. This promotes consistency across all the markets in which we operate. Over the course of the year, we have: – Developed a risk knowledge and skills matrix for our risk management community; – Enhanced reporting to our governance committees, which allows for better decision-making; – Performed a Group-wide risk awareness campaign in an effort to enhance our risk culture; and – Completed a cross-functional analysis of our operational resilience capabilities to identify gaps and areas for enhancements. Principal risks Adverse changes in macroeconomic conditions Description Adverse changes to economic conditions could result in reduced customer spending, higher interest rates, adverse inflation, currency devaluations or movements in foreign exchange rates. Adverse conditions could also lead to limited debt refinancing options and/or an increase in costs. Risk ranking movement Risk owner Group Chief Financial Officer Mitigation activities We have a relatively resilient business model. Our offers are competitive in the markets in which we operate. We are supporting our business customers’ efficiencies through our innovative products. We have a long average life of debt which reduces refinancing requirements, and all of our bond debt is effectively held at fixed interest rates. Year-on-year risk ranking movement Increasing Decreasing No change New/change in scope 113 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Risk mitigation (continued) Disintermediation Cyber threat Adverse political and policy environment Description Failure to effectively respond to threats from emerging technology or disruptive business models could lead to a loss of customer relevance, market share and new/existing revenue streams. Description An external attack, insider threat or supplier breach could cause service interruption or confidential data breaches. Description An adverse political and policy environment could impact our strategy and result in increased costs, create competitive disadvantage or have negative impact on our return on capital employed. Mitigation activities We are focused on strenghtening relationships with our customers through innovative and transformative products and services that go beyond our leading connectivity propositions. We aim to be less complex as an organisation, by simplifying our product portfolio, improving our operating model, and progressing with our digital transformation. Mitigation activities We have a risk-based approach to managing cyber security. We actively identify risks and threats, design layers of control, and implement controls across the Group. We implement controls that prevent the majority of attacks, in addition to controls to detect events and respond quickly to reduce harm. We perform regular cyber crisis simulations with senior management in our markets and Group functions using a tailored set of scenarios. Mitigation activities We actively scan the external horizon, gather intelligence to inform decision-making and address issues openly with policymakers, regulatory authorities, customers and impacted stakeholders to find mutually acceptable ways forward. As a last resort, we uphold our rights through legal means. Risk ranking movement Risk owner Chief Commercial Officer / CEO Vodafone Business Risk ranking movement Risk owner Group Chief Technology Officer Risk ranking movement Risk owner Chief External and Corporate Affairs Officer Year-on-year risk ranking movement Increasing Decreasing No change New/change in scope 114 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Strategic transformation Technology resilience and future readiness Supply chain disruption Description Network, system, or platform outages, or ineffective execution of the technology strategy could lead to dissatisfied customers and/or impact revenue. Description Failure to effectively execute our transformational activities, including shaping our portfolio and delivering on product innovation, could result in loss of business value and/or additional cost. Description Disruption in our supply chain could mean that we are unable to execute our strategic plans, resulting in increased cost, reduced choice and lower network quality. Risk ranking movement Risk owner Group Chief Technology Officer / Group Chief Network Officer Risk ranking movement Risk owner Group Chief Executive / Chief Commercial Officer Risk ranking movement Risk owner Chief Financial Officer Mitigation activities In relation to shaping our portfolio, we actively monitor and pursue opportunities to optimise our portfolio to deliver value for our shareholders and improve returns. We actively assess opportunities to i) generate and realise value from our assets; ii) deliver value accretive in-market consolidation to deliver sustainable market structures; and iii) streamline and simplify our portfolio. We are prioritising our efforts on three key areas: customers, simplicity and growth. To enable that, we have robust policies and governance structures in place, such as our Global Product Board, dedicated to steering our transformation efforts and ensuring we execute at scale. Lastly, we have been transforming our approach to product management to become more agile. Mitigation activities We are closely monitoring the evolution of the geopolitical environment. This enables us to respond to emerging challenges and to comply with regulations, economic sanctions and trade rulings. We also mitigate our exposure through having multi-year contracts with key suppliers, forecasting and forward ordering our inventory requirements in anticipation of extended lead-times as well as continuing to execute our logistics optimisation strategy for networks infrastructure logistics. Mitigation activities Recovery targets for critical assets are established to limit the impact of service outages. A global policy outlines the controls required to ensure that technology services are resilient and in alignment with these targets. We prioritise IT transformation and modernisation programmes to address specific technology resilience risks, while also supporting business process and portfolio simplification. IT transformation programmes carry risks of scope creep and cost overruns, therefore we are increasingly using an incremental delivery approach to be able to realise benefits and adapt faster while applying tight governance. Year-on-year risk ranking movement Increasing Decreasing No change New/change in scope 115 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Risk mitigation (continued) Data management and privacy Adverse market competition Organisational simplification Description Data breaches, misuse of data, data manipulation, inappropriate data sharing, or data unavailability could lead to fines, reputational damage, loss of value, loss of business opportunity, and failure to meet our customers’ expectations. Description Significant activity by competition, such as price wars, new market entrants or business practices, may lead to reduced margins and market share, and increased customer churn. Description Failure to effectively execute on our goal to simplify our organisation and operating model could result in reduced speed of decision-making and delivery, reduced clarity on accountabilities, and higher cost. Risk ranking movement Risk owner Group General Counsel and Company Secretary / Group Financial Controller Risk ranking movement Risk owner Chief Commercial Officer Mitigation activities We process data ethically, with integrity, securely, and always consistently with applicable laws and our values. We are known for our robust approach to privacy and strike the right balance between business objectives and customer and regulatory expectations. We manage this through various privacy and data management specific policies and related controls, measured by a global control effectiveness target for each related control and underpinned with mandatory training programmes. Mitigation activities We closely monitor the competitive environment in all markets and react accordingly to both consumer and business needs. We continue to evolve our tariffs and offers to provide a differentiated customer experience through benefits, such as flexible contract terms, refurbished devices and social tariffs. In addition, in many markets we utilise ‘second’ brands to compete more effectively and efficiently in the value segment. Mitigation activities We have a clear organisational strategy of simplification, which underpins the delivery of operational excellence and employee engagement, measured in our Spirit Beat survey annually. Robust communication plans and employee engagement activities throughout periods of change are further mitigation activities to encourage talent retention and engagement. We have specialist teams managing our organisation simplification agenda, working with leaders to design and embed changes. We also have governance structures, sponsored by the Executive Committee in place to align on potential changes while considering their implications, risks and mitigating actions across all relevant dimensions. Risk ranking movement Risk owner Group Human Resources Officer Year-on-year risk ranking movement Increasing Decreasing No change New/change in scope 116 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

This page is intentionally left blank 117 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

This page is intentionally left blank 118 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Report of Independent Registered Public Accounting Firm To the Shareholders and the Board of Directors of Vodafone Group Plc Opinion on the Financial Statements We have audited the accompanying consolidated statements of financial position of Vodafone Group Plc (the Group) as of 31 March 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 March2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at 31 March 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of 31 March 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (2013 framework) and our report dated 21 June 2023 expressed an unqualified opinion thereon. Basis for Opinion These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Carrying value of cash generating units, including goodwill Description of the matter As more fully described in Note 4 to the consolidated financial statements, in accordance with IAS 36 Impairment of Assets, the Group calculates the value in use (‘VIU’) for cash generating units (‘CGUs’) to determine whether an adjustment to the carrying value of the CGU, and therefore, goodwill, is required. As of 31 March 2023, the Group has recorded €27,615 million of goodwill. The Group’s assessment of the VIU of its CGUs involves estimation and judgement about the future performance of the local market businesses. In particular, the determination of the VIUs for the Germany, UK, Italy and Spain CGUs was sensitive to the significant assumptions of projected adjusted EBITDAaL growth, long-term growth rates and discount rates. Auditing the Group’s annual impairment test for the Germany, UK, Italy and Spain CGUs was complex and involved significant auditor judgement, given the estimation uncertainty related to the significant assumptions described above, as applied in the VIU models and the sensitivity of these VIU models to fluctuations in those assumptions. How we addressed the matter in our audit We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Group’s goodwill impairment review process, including management’s controls over the significant assumptions described above. For the annual impairment assessment as at 31 March 2023 we assessed, with the help of a valuation specialist, the methodology applied in the VIU models, as compared to the requirements of IAS 36 and tested the mathematical accuracy of the VIU models. For those CGUs mentioned above, we performed procedures to test and assess the significant assumptions used in the VIU models, which included evaluating projected adjusted EBITDAaL growth, for example by comparing underlying assumptions to external data such as economic and industry forecasts for the relevant markets and for consistency with evidence obtained from other areas of our audit. We also compared CGU EBITDAaL multiples to market listed peers and considered independent analyst valuations for individual CGUs, where available. For each CGU mentioned above, we compared the cash flow projections used in the VIU models to the information approved by the Group’s Board of Directors and evaluated the historical accuracy of management’s business plans, which underpin the VIU models, by comparing prior year forecasts to actual results in the current period. With the assistance of a valuation specialist, for the CGUs mentioned above, we compared long-term growth rates and discount rates against EY independently determined ranges and performed sensitivity analyses on the above-described assumptions in the VIU models, to evaluate the parameters that, should they arise, would cause an impairment of the CGU or would indicate additional disclosures were appropriate. We also assessed the adequacy of the related disclosures provided in Note 4 of the consolidated financial statements, in particular the sensitivity disclosures in relation to reasonably possible changes in assumptions that could result in impairment. 119 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Report of Independent Registered Public Accounting Firm (continued) Revenue Recognition Description of the matter As more fully described in Note 2, Note 14 and Note 15 to the consolidated financial statements, the Group reported revenue of €45,706 million, contract assets of €3,557 million and contract liabilities of €2,543 million for the year ended and at, 31 March 2023. Management records revenue according to the principles of IFRS 15, Revenue from Contracts with Customers, including following the 5-step model, as described in the accounting policy in Note 2 to the consolidated financial statements. Auditing the revenue recorded by the Group is complex, due to the multiple IT systems and tools utilised in the initiation, processing and recording of transactions, which includes a high volume of individually low monetary value transactions, as well as the potential for significant postings outside of the aforementioned IT systems. Furthermore, judgement and the involvement of IT professionals was required to determine the audit approach to test and evaluate the relevant data that was captured and aggregated, and to assess the sufficiency of the audit evidence obtained. How we addressed the matter in our audit We, together with our IT professionals, obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Group’s revenue recognition process, including controls over the appropriate flow of transactional data through the IT systems and tools and the reconciliation of the transactional data to the accounting records. For significant revenue streams in certain components, our audit procedures included performing a correlation analysis between invoiced revenue, receivables and cash receipts and performing incremental audit procedures, such as agreeing items to source documents, where the results of the correlation analysis was not as expected; For other components where correlation analysis was not performed, our audit procedures included, reperforming billing data to general ledger end-to-end reconciliations, which included assessing the accuracy of the data inputs to underlying source documentation, including contractual agreements, where relevant; testing the mathematical accuracy and completeness of the reconciliations and any material reconciling items, including testing significant revenue postings outside of the billing systems by reference to underlying source documentation; and We recalculated the revenue recognised to evaluate whether the processing of the revenue recognition by the Group’s IT systems and automated processes was in accordance with IFRS 15. 120 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Recoverability of deferred tax assets in Luxembourg Description of the matter As more fully described in Note 6 to the consolidated financial statements, the Group recognises deferred tax assets in accordance with IAS 12, Income Taxes, based on their estimated recoverability and whether management judges that it is probable that there will be sufficient and suitable taxable profits in the relevant legal entity or tax group against which to utilise the assets in the future. A deferred tax asset in Luxembourg of €16,269 million has been recognised in respect of losses, as management concluded it is probable that the Luxembourg entities will continue to generate taxable profits in the future, against which they can utilise these assets. Management estimates that the losses will be utilised over a period of 35-39 years. The Luxembourg companies’ income and therefore future taxable profits is derived from the Group’s internal financing and procurement and roaming activities. The forecast future finance income can vary based on forecast interest rates and intercompany debt levels, which in turn impacts the timeframe over which the deferred tax asset is forecast to be recovered. Furthermore, during the course of the year Luxembourg owned direct and indirect interests in the Group’s operating activities. The value of these investments is primarily based on the Group’s value in use calculations. Changes in the value of the interests in these operating activities, for the purposes of local Luxembourg statutory financial statements, can result in impairment reversals or charges, which are taxable or tax deductible, respectively, under local law. Auditing the Group’s recognition and recoverability of deferred tax assets in Luxembourg involves judgements and estimation uncertainty in relation to the availability of future taxable profits and the period of time over which it is expected to utilise these assets, results in increased estimation uncertainty. How we addressed the matter in our audit We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls around the recognition of deferred tax assets in Luxembourg, including the calculation of the gross amount of deferred tax assets recorded, the preparation of the prospective financial information used to determine the Luxembourg entities’ future taxable profits, and management’s identification and use of available commercial strategies. To test the realisability of the deferred tax assets in Luxembourg, with the support of tax professionals, our audit procedures included, among others, assessing the existence of available losses, including the impact of current year taxable profits resulting from procurement, roaming and finance income. Our procedures also included evaluating management’s position on the recoverability of the losses with respect to local tax law and tax planning strategies adopted, testing the calculation of the valuation of entities within the Luxembourg structure during the year by, among other procedures, to cashflow projections applied in the most recent value in use calculations, net asset valuations and share price data and assessing the Luxembourg ownership structure. We assessed the reasonableness of the forecasted procurement and roaming taxable profits utilised in management’s realisability assessment, by comparing to historical actual profits and with evidence obtained from other areas of our audit. To evaluate the forecast finance income, our procedures included, on a sample basis, recalculating finance income with reference to underlying agreements, comparing future interest rates utilised in the forecasts to relevant external benchmarks and the assumed reductions in intergroup debt, for consistency with our understanding of relevant guidance in respect of transfer pricing of financial transactions. We assessed whether evidence exists that is contrary to management’s stated intention that the financing structures will remain in place or that indicates it is not probable that sufficient future taxable profits will exist. We also assessed the adequacy of the disclosures in Note 6 of the consolidated financial statements, in respect of the Luxembourg deferred tax assets, against the requirements of IAS 12. /s/ Ernst & Young LLP We have served as the Group’s auditor since 2019. London, United Kingdom 21 June 2023 121 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

To the Shareholders and the Board of Directors of Vodafone Group Plc Opinion on Internal Control Over Financial Reporting We have audited Vodafone Group Plc’s (the Group) internal control over financial reporting as of 31 March 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Vodafone Group Plc maintained, in all material respects, effective internal control over financial reporting as of 31 March 2023, based on the COSO criteria. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of 31 March 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 March 2023, and the related notes and our report dated 21 June 2023 expressed an unqualified opinion thereon. Basis for Opinion The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on Internal control over financial reporting on page 112. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ Ernst & Young LLP London, United Kingdom 21 June 2023 Report of Independent Registered Public Accounting Firm 122 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Consolidated income statement for the years ended 31 March Re-presented1 Re-presented1 2023 2022 2021 Note €m €m €m Revenue 2 45,706 45,580 43,809 Cost of sales (30,850) (30,574) (30,086) Gross profit 14,856 15,006 13,723 Selling and distribution expenses (3,329) (3,358) (3,522) Administrative expenses (6,092) (5,713) (5,350) Net credit losses on financial assets 22 (606) (561) (664) Share of results of equity accounted associates and joint ventures 12 433 389 374 Impairment loss 4 (64) – – Other income 3 9,098 50 568 Operating profit 3 14,296 5,813 5,129 Investment income 5 248 254 245 Financing costs 5 (1,728) (1,964) (1,027) Profit before taxation 12,816 4,103 4,347 Income tax expense 6 (481) (1,330) (3,864) Profit for the financial year 12,335 2,773 483 Attributable to: – Owners of the parent 11,838 2,237 59 – Non-controlling interests 497 536 424 Profit for the financial year 12,335 2,773 483 Group earnings per share (all from continuing operations)1 – Basic 8 42.77c 7.71c 0.20c – Diluted 8 42.62c 7.68c 0.20c Consolidated statement of comprehensive income for the years ended 31 March Re-presented1 Re-presented1 2023 2022 2021 Note €m €m €m Profit for the financial year 12,335 2,773 483 Other comprehensive income/(expense): Items that may be reclassified to the income statement in subsequent years: Foreign exchange translation differences, net of tax (1,236) (30) 138 Foreign exchange translation differences transferred to the income statement (334) 19 (17) Other, net of tax2 963 1,863 (3,743) Total items that may be reclassified to the income statement in subsequent years (607) 1,852 (3,622) Items that will not be reclassified to the income statement in subsequent years: Net actuarial (losses)/gains on defined benefit pension schemes, net of tax 25 (160) 483 (555) Total items that will not be reclassified to the income statement in subsequent years (160) 483 (555) Other comprehensive (expense)/income (767) 2,335 (4,177) Total comprehensive income/(expense) for the financial year 11,568 5,108 (3,694) Attributable to: – Owners of the parent 11,267 4,546 (4,117) – Non-controlling interests 301 562 423 Total comprehensive income/(expense) for the financial year 11,568 5,108 (3,694) Notes: 1 The resultsforthe years ended 31 March 2022 and 31 March 2021have been re-presentedto reflectthatIndus Towers Limited is no longerreported as held forsale.See note 7 ‘Discontinuedoperations and assets held for sale’ and note 8 ‘Earnings pershare’for more information. 2 Principally includesthe impact oftheGroup’s cash flowhedges deferred to other comprehensive income during the year. Furtherdetailsonitemsintheconsolidatedstatementofcomprehensiveincomecanbefoundintheconsolidatedstatementofchangesinequityonpage125. 123 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

124 VodafoneGroup Plc Annual Report 2023 20212020 Consolidated statement of financial position at 31 March Re-presented1 31 March 2023 31 March 2022 Note €m €m Non-current assets Goodwill 10 27,615 31,884 Other intangible assets 10 19,592 21,360 Property, plant and equipment 11 37,992 40,804 Investments in associates and joint ventures 12 11,079 5,323 Other investments 13 1,093 1,073 Deferred tax assets 6 19,316 19,089 Post employment benefits 25 329 555 Trade and other receivables 14 7,843 6,383 124,859 126,471 Current assets Inventory 956 836 Taxation recoverable 279 296 Trade and other receivables 14 10,705 11,019 Other investments 13 7,017 7,931 Cash and cash equivalents 19 11,705 7,496 30,662 27,578 Total assets 155,521 154,049 Equity Called up share capital 17 4,797 4,797 Additional paid-in capital 149,145 149,018 Treasury shares (7,719) (7,278) Accumulated losses (113,086) (122,022) Accumulated other comprehensive income 30,262 30,268 Total attributable to owners of the parent 63,399 54,783 Non-controlling interests 1,084 2,290 Total equity 64,483 57,073 Non-current liabilities Borrowings 21 51,669 58,131 Deferred tax liabilities 6 771 520 Post employment benefits 25 258 281 Provisions 16 1,572 1,881 Trade and other payables 15 2,184 2,516 56,454 63,329 Current liabilities Borrowings 21 14,721 11,961 Financial liabilities under put option arrangements 22 485 494 Taxation liabilities 457 864 Provisions 16 674 667 Trade and other payables 15 18,247 19,661 34,584 33,647 Total equity and liabilities 155,521 154,049 Note: 1 Balances as at 31 March 2022 have been re-presented to reflectthatIndus Towers Limited is no longerreported as held forsale. See note 7 ‘Discontinuedoperations and assets held forsale’formore information. The consolidated financialstatements on pages 123 to 211 were approved by the Board of Directors and authorised for issue on 21 June 2023 and were signed on its behalf by: /s/ Margherita Della Valle MargheritaDellaValle Group Chief Executive and Chief Financial Officer 124 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

124 VodafoneGroup Plc Annual Report 2023 20212020 Consolidated statement of financial position at 31 March Re-presented1 31 March 2023 31 March 2022 Note €m €m Non-current assets Goodwill 10 27,615 31,884 Other intangible assets 10 19,592 21,360 Property, plant and equipment 11 37,992 40,804 Investments in associates and joint ventures 12 11,079 5,323 Other investments 13 1,093 1,073 Deferred tax assets 6 19,316 19,089 Post employment benefits 25 329 555 Trade and other receivables 14 7,843 6,383 124,859 126,471 Current assets Inventory 956 836 Taxation recoverable 279 296 Trade and other receivables 14 10,705 11,019 Other investments 13 7,017 7,931 Cash and cash equivalents 19 11,705 7,496 30,662 27,578 Total assets 155,521 154,049 Equity Called up share capital 17 4,797 4,797 Additional paid-in capital 149,145 149,018 Treasury shares (7,719) (7,278) Accumulated losses (113,086) (122,022) Accumulated other comprehensive income 30,262 30,268 Total attributable to owners of the parent 63,399 54,783 Non-controlling interests 1,084 2,290 Total equity 64,483 57,073 Non-current liabilities Borrowings 21 51,669 58,131 Deferred tax liabilities 6 771 520 Post employment benefits 25 258 281 Provisions 16 1,572 1,881 Trade and other payables 15 2,184 2,516 56,454 63,329 Current liabilities Borrowings 21 14,721 11,961 Financial liabilities under put option arrangements 22 485 494 Taxation liabilities 457 864 Provisions 16 674 667 Trade and other payables 15 18,247 19,661 34,584 33,647 Total equity and liabilities 155,521 154,049 Note: 1 Balances as at 31 March 2022 have been re-presented to reflectthatIndus Towers Limited is no longerreported as held forsale. See note 7 ‘Discontinuedoperations and assets held forsale’formore information. The consolidated financialstatements on pages 123 to 211 were approved by the Board of Directors and authorised for issue on 21 June 2023 and were signed on its behalf by: /s/ Margherita Della Valle MargheritaDellaValle Group Chief Executive and Chief Financial Officer Consolidated statement of changes in equity for the years ended 31 March Additional Accumulated other comprehensive income Equity Non-Share paid-in Treasury Accumulated Currency Pensions Revaluation attributable controlling Total capital1 capital2 shares losses reserve3 reserve surplus4 Other5 to owners interests equity €m €m €m €m €m €m €m €m €m €m €m 1 April 2020 4,797 152,629 (7,802) (120,349) 28,308 (679) 1,227 3,279 61,410 1,215 62,625 Issue or reissue of shares7 – (1,943) 2,033 (87) – – – – 3 – 3 Share-based payments – 126 – – – – – – 126 10 136 Transactions with NCI in subsidiaries8 – – – 1,149 – – – – 1,149 748 1,897 Dividends – – – (2,412) – – – – (2,412) (384) (2,796) Comprehensive (expense)/income – – – 59 122 (555) – (3,743) (4,117) 423 (3,694) Profit – – – 59 – – – – 59 424 483 OCI - before tax – – – – 129 (686) – (4,630) (5,187) – (5,187) OCI - taxes – – – – 6 131 – 887 1,024 3 1,027 Transfer to the income statement ('IS') – – – – (13) – – – (13) (4) (17) Purchase of treasury shares ('TS')9 – – (403) – – – – – (403) – (403) 31 March 2021 Re-presented6 4,797 150,812 (6,172) (121,640) 28,430 (1,234) 1,227 (464) 55,756 2,012 57,768 Issue or reissue of shares7 – (1,902) 2,000 (98) – – – – – – – Share-based payments – 108 – – – – – – 108 11 119 Transactions with NCI in subsidiaries8 – – – (38) – – – – (38) 237 199 Dividends – – – (2,483) – – – – (2,483) (532) (3,015) Comprehensive income/(expense) – – – 2,237 (37) 483 – 1,863 4,546 562 5,108 Profit – – – 2,237 – – – – 2,237 536 2,773 OCI - before tax – – – – (56) 627 – 2,368 2,939 26 2,965 OCI - taxes – – – – – (144) – (505) (649) – (649) Transfer to the IS – – – – 19 – – – 19 – 19 Purchase of TS9 – – (3,106) – – – – – (3,106) – (3,106) 31 March 2022 Re-presented6 4,797 149,018 (7,278) (122,022) 28,393 (751) 1,227 1,399 54,783 2,290 57,073 Adoption of IAS 29 – – – – 565 – – – 565 – 565 1 April 2022 - b/forward 4,797 149,018 (7,278) (122,022) 28,958 (751) 1,227 1,399 55,348 2,290 57,638 Issue or reissue of shares – 1 122 (113) – – – – 10 – 10 Share-based payments – 126 – – – – – – 126 9 135 Transactions with NCI in subsidiaries – – – (287) – – – – (287) (1,118) (1,405) Dividends – – – (2,502) – – – – (2,502) (398) (2,900) Comprehensive income/(expense) – – – 11,838 (1,374) (160) – 963 11,267 301 11,568 Profit10 – – – 11,838 – – – – 11,838 497 12,335 OCI - before tax – – – – (1,469) (213) – 1,314 (368) (230) (598) OCI - taxes – – – – (3) 53 – (351) (301) (3) (304) Transfer to the IS – – – – (334) – – – (334) – (334) Translation of hyperinflationary results – – – – 432 – – – 432 37 469 Purchase of TS9 – – (563) – – – – – (563) – (563) 31 March 2023 4,797 149,145 (7,719) (113,086) 27,584 (911) 1,227 2,362 63,399 1,084 64,483 Notes: 1 Seenote17 ‘Calledup share capital’. 2 Includesshare premium, capitalreserve, capitalredemption reserve,mergerreserve andshare-based paymentreserve. Themergerreservewas derived fromacquisitions made priorto 31March 2004 andsubsequently allocatedto additional paid-incapital on adoptionof IFRS. 3 The currency reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. The cumulative translation differences are recycled to the income statement on disposal ofthe foreignoperation. 4 The revaluationsurplus derivesfromacquisitions ofsubsidiariesmade before theGroup’s adoption ofIFRS 3 (Revised)on 1 April 2010 and comprisesthe amounts arising fromrecognising theGroup’s pre-existing equity interestin the acquiredsubsidiary atfair value. 5 Principally includesthe impact oftheGroup’s cash flowhedgeswith €2,322 million net gain deferredto other comprehensive income duringthe year(2022:€3,704millionnet gain;2021:€5,892million netloss) and €896 millionnet gain (2022: €1,422millionnet gain;2021:€1,226 million netloss)recycledto the income statement. Thesehedges primarily relate to foreign exchange exposure on fixed borrowings,with any foreign exchange on nominal balances directly impacting income statementin each period butinterest cash flows unwinding to the income statement overthe life ofthe hedges(up to 2063). See note 22 ‘Capital and financialrisk management’forfurther details. 6 The resultsforthe years ended 31 March 2022 and 31 March 2021have been re-presentedto reflectthatIndus Towers Limited is no longer presented as held forsale.As at 31 March 2022, accumulatedlosses decreased by €96million,resulting in an increase of €96million in total equitycompared to amounts previously reported.As at 31 March 2021, accumulated losses decreased by €53 million, offset by an increase of€5million in accumulated other comprehensive income,resulting in a net decreaseof €48 million in total equity comparedto amounts previously reported. See note 7 ‘Discontinued operations and assets held forsale’. 7 Movementsinclude the re-issueof 1,427million shares(€1,944million) in March 2021 to satisfy the firsttranche and the re-issue of1,519 million shares(€1,903million) in March 2022to satisfy the second tranche ofthe MandatoryConvertible Bond issued in March 2019. 8 Principally relatesto transactionsin relation to Vantage Towers A.G.Seenote27 ‘Acquisitions and disposals’fordetails. 9 Representsthe irrevocable andnon-discretionaryshare buyback programmes announced on 19 March 2021, 19 May 2021, 23 July 2021,17November 2021, 9 March2022 and 16November 2022. 10 Includes a gainon disposalof Vantage Towers A.G. of€8,607million and a gainon disposal of VodafoneGhana of €689million,offset by a loss on disposalof VodafoneHungary of€69million. 125 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Consolidated statement of cash flows for the years ended 31 March 2023 2022 2021 Note €m €m €m Inflow from operating activities 18 18,054 18,081 17,215 Cash flows from investing activities Purchase of interests in subsidiaries, net of cash acquired 27 – – (136) Purchase of interests in associates and joint ventures 12 (78) (445) (13) Purchase of intangible assets (2,963) (3,262) (3,227) Purchase of property, plant and equipment (6,250) (5,798) (5,413) Purchase of investments (767) (2,009) (3,726) Disposal of interests in subsidiaries, net of cash disposed 27 6,976 – 157 Disposal of interests in associates and joint ventures – 446 420 Disposal of property, plant and equipment and intangible assets 98 33 43 Disposal of investments 1,650 3,282 1,704 Dividends received from associates and joint ventures 617 638 628 Interest received 338 247 301 Outflow from investing activities (379) (6,868) (9,262) Cash flows from financing activities Proceeds from issue of long-term borrowings 4,071 2,548 4,359 Repayment of borrowings (13,538) (8,248) (12,237) Net movement in short-term borrowings 3,172 3,002 (2,791) Net movement in derivatives 261 (293) 279 Interest paid1 (1,951) (1,804) (2,152) Payments for settlement of written put options2 (12) – (1,482) Purchase of treasury shares (1,867) (2,087) (62) Issue of ordinary share capital and reissue of treasury shares 17 10 – 5 Equity dividends paid 9 (2,484) (2,474) (2,427) Dividends paid to non-controlling shareholders in subsidiaries (400) (539) (391) Other transactions with non-controlling shareholders in subsidiaries 27 (692) 189 1,663 Other movements with associates and joint ventures – – 40 Outflow from financing activities (13,430) (9,706) (15,196) Net cash inflow/(outflow) 4,245 1,507 (7,243) Cash and cash equivalents at beginning of the financial year 19 7,371 5,790 13,288 Exchange gain/(loss) on cash and cash equivalents 12 74 (255) Cash and cash equivalents at end of the financial year 19 11,628 7,371 5,790 Notes: 1 Amountfor 2023 includes €26million of cash outflow(2022:€58million inflow; 2021: €9 million inflow)on derivative financial instrumentsforthe share buyback related tomaturingtranches ofmandatory convertible bonds. 2 Amountfor 2021 reflectsthe settlement of a tender offer made to othershareholders of Kabel Deutschland HoldingA.G. 126 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Consolidated statement of cash flows for the years ended 31 March 2023 2022 2021 Note €m €m €m Inflow from operating activities 18 18,054 18,081 17,215 Cash flows from investing activities Purchase of interests in subsidiaries, net of cash acquired 27 – – (136) Purchase of interests in associates and joint ventures 12 (78) (445) (13) Purchase of intangible assets (2,963) (3,262) (3,227) Purchase of property, plant and equipment (6,250) (5,798) (5,413) Purchase of investments (767) (2,009) (3,726) Disposal of interests in subsidiaries, net of cash disposed 27 6,976 – 157 Disposal of interests in associates and joint ventures – 446 420 Disposal of property, plant and equipment and intangible assets 98 33 43 Disposal of investments 1,650 3,282 1,704 Dividends received from associates and joint ventures 617 638 628 Interest received 338 247 301 Outflow from investing activities (379) (6,868) (9,262) Cash flows from financing activities Proceeds from issue of long-term borrowings 4,071 2,548 4,359 Repayment of borrowings (13,538) (8,248) (12,237) Net movement in short-term borrowings 3,172 3,002 (2,791) Net movement in derivatives 261 (293) 279 Interest paid1 (1,951) (1,804) (2,152) Payments for settlement of written put options2 (12) – (1,482) Purchase of treasury shares (1,867) (2,087) (62) Issue of ordinary share capital and reissue of treasury shares 17 10 – 5 Equity dividends paid 9 (2,484) (2,474) (2,427) Dividends paid to non-controlling shareholders in subsidiaries (400) (539) (391) Other transactions with non-controlling shareholders in subsidiaries 27 (692) 189 1,663 Other movements with associates and joint ventures – – 40 Outflow from financing activities (13,430) (9,706) (15,196) Net cash inflow/(outflow) 4,245 1,507 (7,243) Cash and cash equivalents at beginning of the financial year 19 7,371 5,790 13,288 Exchange gain/(loss) on cash and cash equivalents 12 74 (255) Cash and cash equivalents at end of the financial year 19 11,628 7,371 5,790 Notes: 1 Amountfor 2023 includes €26million of cash outflow(2022:€58million inflow; 2021: €9 million inflow)on derivative financial instrumentsforthe share buyback related tomaturingtranches ofmandatory convertible bonds. 2 Amountfor 2021 reflectsthe settlement of a tender offer made to othershareholders of Kabel Deutschland HoldingA.G. Notes tothe consolidated financial statements 1.Basisofpreparation Thissection describesthe critical accounting judgements and estimatesthat management hasidentified as having a potentiallymaterial impact on the Group’s consolidated financialstatements and sets out oursignificant accounting policiesthat relate to the financialstatements as a whole. Where an accounting policy is generally applicable to a specific note to the financialstatements,the policy is describedwithin that note. We have also detailed below the new accounting pronouncementsthat wewill adopt in future years and our current viewofthe impact theywill have on our financial reporting. The consolidated financialstatements are prepared in accordance with UK-adopted International Accounting Standards(‘IAS’), with International Financial Reporting Standards(‘IFRS’) asissued by the International Accounting Standards Board (‘IASB’) andwith the requirements of the Companies Act 2006 (the ‘Act’). The consolidated financialstatements are prepared on a going concern basis(see page 112). Vodafone Group Plc isincorporated and domiciled in England and Wales(registration number 1833679). The registered address of the Company is VodafoneHouse, The Connection, Newbury, Berkshire, RG14 2FN, England. IFRS requiresthe Directorsto adopt accounting policiesthat are the most appropriate to the Group’s circumstances. These have been applied consistently to all the years presented, unless otherwise stated. In determining and applying accounting policies, Directors and management are required tomake judgements and estimatesin respect of itemswhere the choice ofspecific policy, accounting judgement, estimate or assumption to be followed could materially affectthe Group’sreported financial position,results or cash flows and disclosure of contingent assets or liabilities during the reporting period; itmay later be determined that a different choice may have been more appropriate. The Group’s critical accounting judgements and key sources of estimation uncertainty are detailed below. Actual outcomes could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisionsto accounting estimates are recognised in the period in which the estimate isrevised if the revision affects only that period; they are recognised in the period of the revision and future periodsif the revision affects both current and future periods. Managementregularly reviews, and revises as necessary, the accounting judgementsthatsignificantly impactthe amountsrecognised in the financialstatements and the estimatesthat are considered to be ‘critical estimates’ due to their potential to give rise to material adjustmentsin the Group’sfinancialstatementsin the year to 31 March 2024. As at 31 March 2023, management hasidentified critical judgementsin respect of revenue recognition, lease accounting, valuing assets and liabilities acquired in business combinations, the accounting for tax disputes, the classification of joint arrangements,whether to recognise provisions or to disclose contingentliabilities, held forsale accounting and the impacts of climate change. In addition,management hasidentified critical accounting estimatesin relation to the recovery of deferred tax assets, post employment benefits and impairment reviews; estimates have also been identified that are not considered to be critical in respect of the allocation of revenue to goods and services, the useful economic lives of finite lived intangible assets and property, plant and equipment. Themajority of the Group’s provisions are either long-term in nature (such as assetretirement obligations) or relate to shorter-termliabilities(such asthose relating to restructuring and property) where there is not considered to be a significantrisk of material adjustment in the nextfinancial year. Critical judgements exercised in respect of tax disputesinclude casesin India and a tax dispute related to financing costsin the Netherlands. These critical accounting judgements, estimates and related disclosures have been discussed with the Group’s Audit and Risk Committee. Critical accountingjudgementsandkeysourcesofestimationuncertainty Revenue recognition Revenue recognition under IFRS 15 necessitatesthe collation and processing of very large amounts of data and the use of management judgements and estimatesto produce financial information. Themostsignificant accounting judgements and source of estimation uncertainty are disclosed below. Gross versus net presentation If the Group has control of goods orservices when they are delivered to a customer, then the Group isthe principal in the sale to the customer; otherwise the Group is acting as an agent. Whether the Group is considered to be the principal or an agentin the transaction depends on analysis by management of both the legal formand substance of the agreement between the Group and its business partners;such judgementsimpactthe amount ofreported revenue and operating expenses(see note 2 ‘Revenue disaggregation and segmental analysis’) but do notimpactreported assets, liabilities or cash flows. Scenariosrequiring judgementto determine whether the Group is a principal or an agent include, for example, those where the Group deliversthird-party branded software orservices(such as premium music, TV content or cloud-based services) to customers and goods or those where services delivered to customersin partnershipwith a third-party. 127 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 1.Basisofpreparation(continued) Allocation ofrevenue to goods and services provided to customers Revenue isrecognisedwhen goods and services aredelivered to customers(see note 2 ‘Revenuedisaggregation and segmental analysis’).Goods and servicesmay be delivered to a customer at differenttimes underthe same contract,hence itis necessary to allocate the amount payable by the customer between goods and services on a ‘relative standalone selling price basis’;thisrequiresthe identification of performance obligations (‘obligations’) and the determination ofstandalone selling pricesforthe identified obligations. The determination of obligationsis,forthe primary goods and servicessold by theGroup, not considered to be a critical accounting judgement;theGroup’s policy on identifying obligationsis disclosed in note 2 ‘Revenuedisaggregation and segmental analysis’. The determination ofstandalone selling pricesforidentified obligationsis discussed below. Itis necessary to estimate the standalone pricewhen theGroup does notsell equivalent goods orservicesin similar circumstances on a standalone basis.When estimating the standalone price theGroupmaximisesthe use of external inputs;methodsfor estimating standalone pricesinclude determining the standalone price ofsimilar goods and servicessold by theGroup, observing the standalone pricesforsimilar goods and serviceswhen sold by third parties or using a cost-plusreasonablemargin approach (which issometimesthe case for devices and other equipment).Where itis not possible to reliably estimate standalone prices due to a lack of observable standalone sales or highly variable pricing,which issometimesthe case for services,the standalone price of an obligationmay be determined asthe transaction price lessthe standalone prices of other obligationsin the contract. The standalone pricedetermined forobligationsmaterially impactsthe allocation ofrevenue between obligations and impactsthe timing ofrevenue when obligations are provided to customers at differenttimes – for example,the allocation ofrevenue betweendevices,which are usually delivered up-front, and serviceswhich are typicallydelivered overthe contract period.However,there is not considered to be a significantrisk ofmaterial adjustment to the carrying value of contract-related assets orliabilitiesin the 12months afterthe balance sheet date ifthese estimateswere revised. Leaseaccounting Lease accounting underIFRS16 is complex andnecessitatesthe collation and processing of very large amountsof data and the increased use of managementjudgements and estimatesto produce financial information. Themostsignificant accounting judgements are disclosed below. Lease identification Whetherthe arrangementis considered a lease or a service contract depends on the analysis bymanagement of both the legalformand substance of the arrangement between theGroupand the counter-party to determine if control of an identified asset has been passed between the parties; if not,the arrangementis a service arrangement.Control existsiftheGroup obtainssubstantially all ofthe economic benefitfromthe use ofthe asset, and hasthe ability to directits use,for a period oftime.An identified asset existswhere an agreement explicitly orimplicitly identifies an asset or a physically distinct portion of an assetwhich the lessor has no substantive rightto substitute. The scenariosrequiring thegreatestjudgementinclude thosewhere the arrangementisforthe use offibre or otherfixed telecommunication lines. Generally,where theGrouphas exclusive use of a physical line itis determined thattheGroup can also directtheuse ofthe line and therefore leaseswill be recognised.Where theGroup provides accessto fibre or otherfixed telecommunication linesto another operator on awholesale basisthe arrangementwill generally be identified as a lease,whereaswhen theGroup providesfixed line servicesto an end-user, generally control oversuch lines is not passed to the end-user and a lease is notidentified. The impact of determiningwhether an agreementis a lease or a service depends onwhethertheGroup is a potential lessee orlessorin the arrangement and,where theGroup is a lessor,whetherthe arrangementis classified as an operating orfinance lease. The impactsfor each scenario are described belowwhere theGroup is potentially: - Alessee. The judgementimpactsthe nature and timing of both costs and reported assets and liabilities.Alease resultsin an asset and a liability being reported and depreciation and interest being recognised;the interest chargewill decrease overthe life ofthe lease.Aservice contractresultsin operating expenses being recognised evenly overthe life ofthe contract and no assets orliabilities being recorded (otherthan trade payables, prepayments and accruals). - An operating lessor. The judgementimpactsthe nature ofincome recognised.An operating lease resultsin lease income being recognisedwhilst a service contractresultsin service revenue. Both are recognised evenly overthe life ofthe contract. - Afinance lessor. The judgementimpactsthe nature and timing of both income and reported assets.Afinance lease resultsin the lease income being recognised at commencement ofthe lease and an asset(the netinvestmentin the lease) being recorded. Lease term Where leasesinclude additional optional periods after an initial lease term,significantjudgementisrequired indeterminingwhetherthese optional periodsshould be includedwhendetermining the lease term. The impact ofthisjudgementissignificantly greaterwhere theGroup is a lessee.As a lessee, optional periods are included in the lease termiftheGroup isreasonably certain itwill exercise an extension option orwill not exercise a termination option;this depends on an analysis bymanagement of allrelevantfacts and circumstancesincluding the leased asset’s nature and purpose, the economic and practical potentialforreplacing the asset and any plansthattheGrouphasin place forthe future use ofthe asset.Where a leased assetis highly customised (eitherwhen initially provided or as a result ofleasehold improvements) oritisimpractical or uneconomic to replace then the Group ismore likely to judge thatlease extension options are reasonably certain to be exercised. The value ofthe right-of-use asset and lease liabilitywill be greaterwhen extension options are included in the lease term. The normal approach adopted forlease termby asset classis described below. 128 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 1.Basisofpreparation(continued) Allocation ofrevenue to goods and services provided to customers Revenue isrecognisedwhen goods and services aredelivered to customers(see note 2 ‘Revenuedisaggregation and segmental analysis’).Goods and servicesmay be delivered to a customer at differenttimes underthe same contract,hence itis necessary to allocate the amount payable by the customer between goods and services on a ‘relative standalone selling price basis’;thisrequiresthe identification of performance obligations (‘obligations’) and the determination ofstandalone selling pricesforthe identified obligations. The determination of obligationsis,forthe primary goods and servicessold by theGroup, not considered to be a critical accounting judgement;theGroup’s policy on identifying obligationsis disclosed in note 2 ‘Revenuedisaggregation and segmental analysis’. The determination ofstandalone selling pricesforidentified obligationsis discussed below. Itis necessary to estimate the standalone pricewhen theGroup does notsell equivalent goods orservicesin similar circumstances on a standalone basis.When estimating the standalone price theGroupmaximisesthe use of external inputs;methodsfor estimating standalone pricesinclude determining the standalone price ofsimilar goods and servicessold by theGroup, observing the standalone pricesforsimilar goods and serviceswhen sold by third parties or using a cost-plusreasonablemargin approach (which issometimesthe case for devices and other equipment).Where itis not possible to reliably estimate standalone prices due to a lack of observable standalone sales or highly variable pricing,which issometimesthe case for services,the standalone price of an obligationmay be determined asthe transaction price lessthe standalone prices of other obligationsin the contract. The standalone pricedetermined forobligationsmaterially impactsthe allocation ofrevenue between obligations and impactsthe timing ofrevenue when obligations are provided to customers at differenttimes – for example,the allocation ofrevenue betweendevices,which are usually delivered up-front, and serviceswhich are typicallydelivered overthe contract period.However,there is not considered to be a significantrisk ofmaterial adjustment to the carrying value of contract-related assets orliabilitiesin the 12months afterthe balance sheet date ifthese estimateswere revised. Leaseaccounting Lease accounting underIFRS16 is complex andnecessitatesthe collation and processing of very large amountsof data and the increased use of managementjudgements and estimatesto produce financial information.Themostsignificant accounting judgements are disclosed below. Lease identification Whetherthe arrangementis considered a lease or a service contract depends on the analysis bymanagement of both the legalformand substance of the arrangement between theGroupand the counter-party to determine if control of an identified asset has been passed between the parties; if not,the arrangementis a service arrangement.Control existsiftheGroup obtainssubstantially all ofthe economic benefitfromthe use ofthe asset, and hasthe ability to directits use,for a period oftime.An identified asset existswhere an agreement explicitly orimplicitly identifies an asset or a physically distinct portion of an assetwhich the lessor has no substantive rightto substitute. The scenariosrequiring thegreatestjudgementinclude thosewhere the arrangementisforthe use offibre or otherfixed telecommunication lines. Generally,where theGrouphas exclusive use of a physical line itis determined thattheGroup can also directtheuse ofthe line and therefore leaseswill be recognised.Where theGroup provides accessto fibre or otherfixed telecommunication linesto another operator on awholesale basisthe arrangementwill generally be identified as a lease,whereaswhen theGroup providesfixed line servicesto an end-user, generally control oversuch lines is not passed to the end-user and a lease is notidentified. The impact of determiningwhether an agreementis a lease or a service depends onwhethertheGroup is a potential lessee orlessorin the arrangement and,where theGroup is a lessor,whetherthe arrangementis classified as an operating orfinance lease. The impactsfor each scenario are described belowwhere theGroup is potentially: - Alessee. The judgementimpactsthe nature and timing of both costs and reported assets and liabilities.Alease resultsin an asset and a liability being reported and depreciation and interest being recognised;the interest chargewill decrease overthe life ofthe lease.Aservice contractresultsin operating expenses being recognised evenly overthe life ofthe contract and no assets orliabilities being recorded (otherthan trade payables, prepayments and accruals). - An operating lessor. The judgementimpactsthe nature ofincome recognised.An operating lease resultsin lease income being recognisedwhilst a service contractresultsin service revenue. Both are recognised evenly overthe life ofthe contract. - Afinance lessor. The judgementimpactsthe nature and timing of both income and reported assets.Afinance lease resultsin the lease income being recognised at commencement ofthe lease and an asset(the netinvestmentin the lease) being recorded. Lease term Where leasesinclude additional optional periods after an initial lease term,significantjudgementisrequired indeterminingwhetherthese optional periodsshould be includedwhendetermining the lease term. The impact ofthisjudgementissignificantly greaterwhere theGroup is a lessee.As a lessee, optional periods are included in the lease termiftheGroup isreasonably certain itwill exercise an extension option orwill not exercise a termination option;this depends on an analysis bymanagement of allrelevantfacts and circumstancesincluding the leased asset’s nature and purpose, the economic and practical potentialforreplacing the asset and any plansthattheGrouphasin place forthe future use ofthe asset.Where a leased assetis highly customised (eitherwhen initially provided or as a result ofleasehold improvements) oritisimpractical or uneconomic to replace then the Group ismore likely to judge thatlease extension options are reasonably certain to be exercised. The value ofthe right-of-use asset and lease liabilitywill be greaterwhen extension options are included in the lease term. The normal approach adopted forlease termby asset classis described below. The lease terms can vary significantly by type and use of asset and geography. In addition,the exactlease termissubjectto the non-cancellable period and rights and optionsin each contract.Generally, lease terms are judged to be the longer oftheminimumlease termand: - Between5 and 10 yearsforland and buildings(excluding retail),with terms atthe top end ofthisrange ifthe lease relatesto assetsthat are considered to be difficultto exitsoonerfor economic, practical orreputationalreasons; - To the next contractual lease breakdate forretail premises(excluding breakswithin the next 12months); - Where leases are used to provide internal connectivity the lease termforthe connectivity is aligned to the lease termor useful economic life ofthe assets connected; - The customerservice agreementlength forleases oflocal loop connections or other assetsrequired to provide fixed line servicesto individual customers; and - Where there are contractual agreementsto provide services using leased assets,the lease termforthese assetsis generally setin accordancewith the above principles orforthe lease termrequired to provide the servicesforthe agreed service period, iflonger. InmostinstancestheGrouphas optionsto renewor extend leasesfor additional periods afterthe end ofthe lease termwhich are assessed using the criteria above. Lease terms are reassessed if a significant event or change in circumstances occursrelating to the leased assetsthatiswithin the control oftheGroup; such changes usually relate to commercial agreements entered into by theGroup, or business decisionsmade by theGroup. Where such changes change theGroup’s assessment ofwhetheritisreasonably certain to exercise optionsto extend, or notterminate leases,then the lease termis reassessed and the lease liability isremeasured,which inmost caseswill increase the lease liability. Taxation The Group’stax charge on ordinary activitiesisthe sum of the total current and deferred tax charges. The calculation of the Group’stotal tax charge involves estimation and judgementin respect of certain matters, being principally: Recognition of deferred tax assets Significantitems on which the Group has exercised accounting estimation and judgementinclude the recognition of deferred tax assetsin respect of lossesin Luxembourg, Germany, Italy and Spain aswell as capital allowancesin theUnited Kingdom. The recognition of deferred tax assets, particularly in respect of taxlosses, is based uponwhether managementjudge thatitis probable thattherewill be sufficient and suitable taxable profitsin the relevantlegal entity ortax group againstwhich to utilise the assetsin the future. The Group assessesthe availability of future taxable profits using the same undiscounted five year forecastsfor the Group’s operations as are used in the Group’s value in use calculations(see note 4 ‘Impairmentlosses’). In the case of Luxembourg, thisincludesforecasts of future income from the Group’sinternal financing, centralised procurement and roaming activities. Where taxlosses are forecastto be recovered beyond the five year period, the availability of taxable profitsis assessed using the cash flows and long-termgrowth rates used for the value in use calculations. The estimated cash flowsinherentin these forecastsinclude the unsystematic risks of operating in the telecommunications businessincluding the potential impacts of changesin themarketstructure, trendsin customer pricing, the costs associated with the acquisition and retention of customers, future technological evolutions and potentialregulatory changes,such as our ability to acquire and/or renew spectrum licences. Changesin the estimateswhich underpin the Group’sforecasts could have an impact on the amount of future taxable profits and could have a significantimpact on the period overwhich the deferred tax assetwould be recovered. The Group only considerssubstantively enacted taxlawswhen assessing the amount and availability of taxlossesto offset againstthe future taxable profits. See note 6 ‘Taxation’ to the consolidated financialstatements. See additional commentary relating to climate change below. Uncertain tax positions The taximpact of a transaction or item can be uncertain until a conclusion isreached with the relevanttax authority or through a legal process. The Group usesin-house tax expertswhen assessing uncertain tax positions and seeksthe advice of external professional advisors where appropriate. Themostsignificantjudgementsin this area relate to the Group’stax disputesin India and a tax dispute related to financing costsin the Netherlands. Further details of tax disputes are included in note 29 ‘Contingentliabilities and legal proceedings’ to the consolidated financialstatements. Business combinations andgoodwill When theGroup completes a business combination,the fair values ofthe identifiable assets and liabilities acquired, including intangible assets, are recognised. The determination ofthe fair values of acquired assets and liabilitiesis based,to a considerable extent,onmanagement’sjudgement. Ifthe purchase consideration exceedsthe fair value ofthe net assets acquired then the incremental amount paid isrecognised as goodwill. Ifthe purchase price consideration islowerthan the fair value ofthe assets acquired then the difference isrecorded as a gain in the income statement. Allocation ofthe purchase price between finite lived assets(discussed below) and indefinite lived assetssuch as goodwill affectsthe subsequentresults oftheGroup asfinite lived intangible assets are amortised,whereasindefinite lived intangible assets, including goodwill, are not amortised. See note 27 ‘Acquisitions and disposals’to the consolidated financialstatementsforfurther details. 129 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 1.Basisofpreparation(continued) Joint arrangements TheGroup participatesin a number of joint arrangementswhere control ofthe arrangementissharedwith one ormore other parties.Judgementis required to classify joint arrangementsin a separate legal entity as either a joint operation or as a joint venture,which depends onmanagement’s assessment ofthe legalformand substance ofthe arrangementtaking into accountrelevantfacts and circumstancessuch aswhetherthe owners have rightsto substantially allthe economic outputs and, in substance,settle the liabilities ofthe entity. The classification can have amaterialimpact on the consolidated financialstatements. TheGroup’sshare of assets, liabilities,revenue, expenses and cash flows ofjoint operations are included in the consolidated financialstatements on a line-by-line basis,whereastheGroup’sinvestment and share of results ofjoint ventures are shownwithin single line itemsin the consolidated statement offinancial position and consolidated income statement respectively. See note 12 ‘Investmentsin associates and joint arrangements’to the consolidated financialstatements. Finitelived intangibleassets Otherintangible assetsinclude amountsspent by theGroup acquiring licences and spectrum, customer bases and the costs of purchasing and developing computersoftware. Where intangible assets are acquired through business combinations and no activemarketforthe assets exists,the fair value ofthese assetsis determined by discounting estimated future net cash flows generated by the asset. Estimatesrelating to the future cash flows and discountrates used may have amaterial effect on the reported amounts offinite lived intangible assets. Estimation of useful life The useful life overwhich intangible assets are amortised depends onmanagement’s estimate ofthe period overwhich economic benefitwill be derived fromthe asset.Useful lives are periodically reviewed to ensure thatthey remain appropriate.Management’s estimates of useful life have amaterial impact on the amount of amortisation recorded in the year, butthere is not considered to be a significantrisk ofmaterial adjustmentto the carrying values ofintangible assetsin the yearto 31March2024 ifthese estimateswere revised. The basisfor determining the useful life forthemostsignificant categories ofintangible assets are discussed below. Customer bases The estimated useful life principally reflectsmanagement’s viewofthe average economic life ofthe customer base and is assessed by reference to customer churnrates.An increase inchurn ratesmay lead to a reduction inthe estimated useful life and an increase in the amortisation charge. Capitalised software For computersoftware,the estimated useful life is based onmanagement’s view, considering historical experiencewith similar products aswell as anticipation offuture eventswhichmay impacttheirlife such as changesintechnology. The useful lifewill not exceed theduration of a licence. Property,plant andequipment Property, plant and equipmentrepresents 24.4% oftheGroup’stotal assets(2022:26.5%). Estimates and assumptionsmademay have amaterial impact on their carrying value and related depreciation charge. See note 11 ‘Property, plant and equipment’to the consolidated financialstatementsforfurther details. Estimation of useful life The depreciation charge for an assetis derived using estimates ofits expected useful life and expected residual value,which are reviewed annually. Management’s estimates of useful life have amaterial impact on the amount of depreciation recorded in the year, butthere is not considered to be a significantrisk ofmaterial adjustmentto the carrying values of property, plant and equipmentin the yearto 31March 2024 ifthese estimateswere revised. Management determinesthe useful lives and residual valuesfor assetswhen they are acquired, based on experiencewith similar assets and taking into account otherrelevantfactorssuch as any expected changesin technology. See additional commentary relating to climate change, below. Postemploymentbenefits Management uses estimateswhen determining theGroup’sliabilities and expenses arising for defined benefit pension schemes.Managementis required to estimate the future rates ofinflation,salary increases, discountrates and longevity ofmembers, eachofwhichmay have amaterial impact on the defined benefit obligationsthat are recorded. Further details, including a sensitivity analysis, are included in note 25 ‘Post employment benefits’to the consolidated financialstatements. Contingentliabilities TheGroup exercisesjudgementto determinewhetherto recognise provisions and the exposuresto contingentliabilitiesrelated to pending litigations or other outstanding claimssubjectto negotiated settlement,mediation, arbitration or governmentregulation, aswell as other contingentliabilities(see note 29‘Contingentliabilities and legal proceedings’to the consolidated financialstatements).Judgementis necessary to assessthe likelihood that a pending claimwillsucceed, or a liabilitywill arise. Impairmentreviews IFRS requiresmanagementto performimpairmenttests annually forindefinite lived assets, and forfinite lived assets and for equity accounted investmentsif events or changesin circumstancesindicate thattheir carrying amountsmay not be recoverable. Managementisrequired tomake significantjudgments concerning the identification ofimpairmentindicators,the determination offair valuesfor assets andwhetherthe carryingvalue of assets can be supported by the net present value offuture cash flowsthatthey are expected to generate. 130 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 1.Basisofpreparation(continued) Joint arrangements TheGroup participatesin a number of joint arrangementswhere control ofthe arrangementissharedwith one ormore other parties.Judgementis required to classify joint arrangementsin a separate legal entity as either a joint operation or as a joint venture,which depends onmanagement’s assessment ofthe legalformand substance ofthe arrangementtaking into accountrelevantfacts and circumstancessuch aswhetherthe owners have rightsto substantially allthe economic outputs and, in substance,settle the liabilities ofthe entity. The classification can have amaterialimpact on the consolidated financialstatements. TheGroup’sshare of assets, liabilities,revenue, expenses and cash flows ofjoint operations are included in the consolidated financialstatements on a line-by-line basis,whereastheGroup’sinvestment and share of results ofjoint ventures are shownwithin single line itemsin the consolidated statement offinancial position and consolidated income statement respectively. See note 12 ‘Investmentsin associates and joint arrangements’to the consolidated financialstatements. Finitelived intangibleassets Otherintangible assetsinclude amountsspent by theGroup acquiring licences and spectrum, customer bases and the costs of purchasing and developing computersoftware. Where intangible assets are acquired through business combinations and no activemarketforthe assets exists,the fair value ofthese assetsis determined by discounting estimated future net cash flows generated by the asset. Estimatesrelating to the future cash flows and discountrates used may have amaterial effect on the reported amounts offinite lived intangible assets. Estimation of useful life The useful life overwhich intangible assets are amortised depends onmanagement’s estimate ofthe period overwhich economic benefitwill be derived fromthe asset.Useful lives are periodically reviewed to ensure thatthey remain appropriate.Management’s estimates of useful life have amaterial impact on the amount of amortisation recorded in the year, butthere is not considered to be a significantrisk ofmaterial adjustmentto the carrying values ofintangible assetsin the yearto 31March2024 ifthese estimateswere revised. The basisfor determining the useful life forthemostsignificant categories ofintangible assets are discussed below. Customer bases The estimated useful life principally reflectsmanagement’s viewofthe average economic life ofthe customer base and is assessed by reference to customer churnrates.An increase inchurn ratesmay lead to a reduction inthe estimated useful life and an increase in the amortisation charge. Capitalised software For computersoftware,the estimated useful life is based onmanagement’s view, considering historical experiencewith similar products aswell as anticipation offuture eventswhichmay impacttheirlife such as changesintechnology. The useful lifewill not exceed theduration of a licence. Property,plant andequipment Property, plant and equipmentrepresents 24.4% oftheGroup’stotal assets(2022:26.5%). Estimates and assumptionsmademay have amaterial impact on their carrying value and related depreciation charge. See note 11 ‘Property, plant and equipment’to the consolidated financialstatementsforfurther details. Estimation of useful life The depreciation charge for an assetis derived using estimates ofits expected useful life and expected residual value,which are reviewed annually. Management’s estimates of useful life have amaterial impact on the amount of depreciation recorded in the year, butthere is not considered to be a significantrisk ofmaterial adjustmentto the carrying values of property, plant and equipmentin the yearto 31March 2024 ifthese estimateswere revised. Management determinesthe useful lives and residual valuesfor assetswhen they are acquired, based on experiencewith similar assets and taking into account otherrelevantfactorssuch as any expected changesin technology. See additional commentary relating to climate change, below. Postemploymentbenefits Management uses estimateswhen determining theGroup’sliabilities and expenses arising for defined benefit pension schemes.Managementis required to estimate the future rates ofinflation,salary increases, discountrates and longevity ofmembers, eachofwhichmay have amaterial impact on the defined benefit obligationsthat are recorded. Further details, including a sensitivity analysis, are included in note 25 ‘Post employment benefits’to the consolidated financialstatements. Contingentliabilities TheGroup exercisesjudgementto determinewhetherto recognise provisions and the exposuresto contingentliabilitiesrelated to pending litigations or other outstanding claimssubjectto negotiated settlement,mediation, arbitration or governmentregulation, aswell as other contingentliabilities(see note 29‘Contingentliabilities and legal proceedings’to the consolidated financialstatements).Judgementis necessary to assessthe likelihood that a pending claimwillsucceed, or a liabilitywill arise. Impairmentreviews IFRS requiresmanagementto performimpairmenttests annually forindefinite lived assets, and forfinite lived assets and for equity accounted investmentsif events or changesin circumstancesindicate thattheir carrying amountsmay not be recoverable. Managementisrequired tomake significantjudgments concerning the identification ofimpairmentindicators,the determination offair valuesfor assets andwhetherthe carryingvalue of assets can be supported by the net present value offuture cash flowsthatthey are expected to generate. The Group performs an annual impairment testwhich focuses on determining a recoverable amountfor its assets based on value in use,rather than fair value less costs of disposal due to a lack of observable market data on fair valuesfor equivalent assets. Calculating the net present value ofthe future cash flowsrequires estimatesto be made in respect of highly uncertain mattersincluding management’s expectations of: − Growth in adjusted EBITDAaL, (see note 2 ‘Revenue disaggregation and segmental analysis’ for a reconciliation to the consolidated income statement); − Timing and amount of future capital expenditure, licence and spectrum payments; − Long-term growth rates; and − Appropriate discountratesto reflectthe risksinvolved. Changing the assumptionsselected by management, in particular projected adjusted EBITDAaL, long-termgrowth rate and discountrate assumptions, could significantly affect the Group’simpairment evaluation and hence reported assets and profits or losses. Further details, including a sensitivity analysis, are included in note 4 ‘Impairmentlosses’ to the consolidated financialstatements. Where the Group hasinterestsin listed entities, market data,such asshare price, is used to assessthe fair value of those interests. If the market capitalisation indicatesthattheir carrying amountsmay not be recoverable, possible adjustmentsto the share price are reviewed and,where information is available, a value in use calculation is performed to support a conclusion on impairment. For operationsthat are classified as held forsale, managementisrequired to determinewhether the carrying value of the discontinued operation can be supported by the fair value less costs of disposal. Where not observable in a quoted market,management has determined fair value less coststo sell by reference to the outcomesfrom the application of a number of potential valuation techniques, determined from inputs other than quoted pricesthat are observable forthe asset or liability, either directly or indirectly. For a number ofreasons, transaction values agreed as part of any business acquisition or disposal may be higher than the assessed value in use. See additional commentary relating to climate change, below. Heldfor saleaccounting When the value of a non-current asset or a group of assetsin a disposal groupwill be primarily recovered through a sale transaction and there is an active plan for the disposalsuch thatit is highly probable thatthe disposal will be completed within 12months(subject to certainmatters outside of the Group’s control) then the related assets will be classified as held forsale or as a discontinued operation. Judgementis applied by management in determining if assetsmeetthe requirementsto be classified as held forsale or as discontinued operations. Further detail is provided in note 7 ‘Discontinued operations and assets held forsale’. Climatechange The potential climate change-related risks and opportunitiesto which the Group is exposed, asidentified bymanagement, are disclosed in the Group’s TCFD disclosures on pages 58 and 59. Management has assessed the potential financial impactsrelating to the identified risks, primarily considering the useful lives of, and retirement obligationsfor, property, plant and equipment, the possibility of impairment of goodwill and other long-lived assets and the recoverability of the Group’s deferred tax assets. Management has exercised judgementin concluding thatthere are no furthermaterial financial impacts ofthe Group’s climate-related risks and opportunities on the consolidated financialstatements. These judgements will be kept under review by management asthe future impacts of climate change depend on environmental, regulatory and other factors outside of the Group’s control which are not all currently known. Significantaccountingpoliciesappliedinthecurrentreportingperiodthatrelatetothefinancial statementsasa whole Accountingconvention The consolidated financialstatements are prepared on a historical cost basis exceptfor certain financial and equity instrumentsthat have been measured atfair value and for the application of IAS 29 ‘Financial Reporting inHyperinflationary Economies’ for the Group’s entitiesreporting in Turkish lira (see below). Basis of consolidation The consolidated financialstatementsincorporate the financialstatements of the Company,subsidiaries controlled by the Company (see note 31 ‘Related undertakings’ to the consolidated financialstatements), joint operationsthat are subjectto joint control and the results of joint ventures and associates(see note 12 ‘Investmentsin associates and joint arrangements’ to the consolidated financialstatements). Basis of preparationchanges adoptedon 1April 2022 -Hyperinflation As anticipated in the Annual Reportfor the year ended 31 March 2022, Turkey metthe requirementsto be designated as a hyperinflationary economy under IAS 29 ‘Financial Reporting inHyperinflationary Economies’ in the quarter ended 30 June 2022. In addition, Ethiopia where the Group’s associate, Safaricom, has operations has also become a hyperinflationary economy in the year. The Group hastherefore applied hyperinflationary accounting, asspecified in IAS 29, atits Turkish operationswhose functional currency isthe Turkish lira and to Safaricom’s operationsin Ethiopia where the Ethiopian birr isthe functional currency for the reporting period commencing 1 April 2022. Thisresulted in an opening balance adjustment of €565 million to consolidated equity. In accordance with IAS 21 ‘The Effects of Changesin Foreign Exchange Rates’, comparative amounts have not been restated. 131 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 1.Basisofpreparation(continued) Turkish lira and Ethiopian birr results and non-monetary asset and liability balancesfor the currentfinancial year ended 31 March 2023 have been revalued to their present value equivalentlocal currency amount as at 31 March 2023, based on an inflation index, before translation to euros atthe reporting date exchange rate of €1: 20.85 TRL and €1:58.59 ETB,respectively. For the Group’s operationsin Turkey: − The gain or loss on netmonetary assetsresulting from IAS 29 application isrecognised in the consolidated income statement within Other income. − The Group also presentsthe gain or loss on cash and cash equivalents asmonetary itemstogether with the effect of inflation on operating, investing and financing cash flows as one number in the consolidated statement of cash flows. − The Group has presented the IAS 29 opening balance adjustmentto net assetswithin currency reservesin equity. Subsequent IAS 29 equity restatement effects and the impact of currency movements are presented within other comprehensive income because such amounts are judged tomeetthe definition of ‘exchange differences’. For Safaricom’s operationsin Ethiopia, the impacts of IAS 29 accounting are reflected as an increase to Investmentsin associates and joint ventures and an increase to Equity. The inflation indexin Turkey selected to reflectthe change in purchasing power wasthe consumer price index(CPI) issued by the Turkish Statistical Institute which hasrisen by 50.5% during the current financial year ended 31 March 2023.The inflation indexselected in Ethiopia isthe CPI issued by the Ethiopian Statistics Service which rose 31.3% in the year ended 31 March 2023. Themain impacts of the aforementioned adjustments on the consolidated financialstatements are shown below. Year ended 31 March Increase/(decrease) 2023 €m Revenue 85 Operating profit (87) Profit for the financial year (123) Non-current assets 814 Equity attributable to owners of the parent 777 Non-controlling interests 37 Foreigncurrencies The consolidated financialstatements are presented in euro, which is also the Company’sfunctional currency. Each entity in the Group determines its own functional currency and itemsincluded in the financialstatements of each entity aremeasured using thatfunctional currency. With the exception of the Group’s Turkish lira operations, which are subjectto hyperinflation accounting (see above), transactionsin foreign currencies are initially recorded atthe functional currency rate prevailing atthe date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into the respective functional currency of the entity atthe rates prevailing on the reporting period date. Non-monetary items carried atfair value that are denominated in foreign currencies are retranslated atthe rates prevailing on the initial transaction dates.Non-monetary itemsmeasured in terms of historical costin a foreign currency are notretranslated. Share capital,share premium and other capital reserves are initially recorded atthe functional currency rate prevailing atthe date of the transaction and are not retranslated. For the purpose of presenting consolidated financialstatements, the assets and liabilities of entitieswith a functional currency other than euro are expressed in euro using exchange rates prevailing atthe reporting period date. Income and expense items and cash flows are translated atthe average exchange ratesfor each month and exchange differences arising are recognised directly in other comprehensive income. On disposal of a foreign entity, the cumulative amount previously recognised in the consolidated statement of comprehensive income relating to that particular foreign operation isrecognised in profit or lossin the consolidated income statement. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated accordingly. The netforeign exchange gain recognised in the consolidated income statementfor the year ended 31 March 2023 is €111 million (31 March 2022: €309 million loss; 2021: €13 million loss). The net gains and netlosses are recorded within operating profit(2023: €247 million credit; 2022: €24 million charge; 2021: €3million credit), financing costs(2023: €135million charge; 2022: €284 million charge; 2021 €23 million charge) and income tax expense (2023: €1 million charge; 2022: €1 million charge; 2021: €7 million credit). The foreign exchange gains and lossesincluded within other income arise on the disposal ofsubsidiaries, interestsin joint ventures, associates and investmentsfrom the recycling of foreign exchange gains and losses previously recognised in the consolidated statement of comprehensive income. 132 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 1.Basisofpreparation(continued) Turkish lira and Ethiopian birr results and non-monetary asset and liability balancesfor the currentfinancial year ended 31 March 2023 have been revalued to their present value equivalentlocal currency amount as at 31 March 2023, based on an inflation index, before translation to euros atthe reporting date exchange rate of €1: 20.85 TRL and €1:58.59 ETB,respectively. For the Group’s operationsin Turkey: − The gain or loss on netmonetary assetsresulting from IAS 29 application isrecognised in the consolidated income statement within Other income. − The Group also presentsthe gain or loss on cash and cash equivalents asmonetary itemstogether with the effect of inflation on operating, investing and financing cash flows as one number in the consolidated statement of cash flows. − The Group has presented the IAS 29 opening balance adjustmentto net assetswithin currency reservesin equity. Subsequent IAS 29 equity restatement effects and the impact of currency movements are presented within other comprehensive income because such amounts are judged tomeetthe definition of ‘exchange differences’. For Safaricom’s operationsin Ethiopia, the impacts of IAS 29 accounting are reflected as an increase to Investmentsin associates and joint ventures and an increase to Equity. The inflation indexin Turkey selected to reflectthe change in purchasing power wasthe consumer price index(CPI) issued by the Turkish Statistical Institute which hasrisen by 50.5% during the current financial year ended 31 March 2023.The inflation indexselected in Ethiopia isthe CPI issued by the Ethiopian Statistics Service which rose 31.3% in the year ended 31 March 2023. Themain impacts of the aforementioned adjustments on the consolidated financialstatements are shown below. Year ended 31 March Increase/(decrease) 2023 €m Revenue 85 Operating profit (87) Profit for the financial year (123) Non-current assets 814 Equity attributable to owners of the parent 777 Non-controlling interests 37 Foreigncurrencies The consolidated financialstatements are presented in euro, which is also the Company’sfunctional currency. Each entity in the Group determines its own functional currency and itemsincluded in the financialstatements of each entity aremeasured using thatfunctional currency. With the exception of the Group’s Turkish lira operations, which are subjectto hyperinflation accounting (see above), transactionsin foreign currencies are initially recorded atthe functional currency rate prevailing atthe date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into the respective functional currency of the entity atthe rates prevailing on the reporting period date. Non-monetary items carried atfair value that are denominated in foreign currencies are retranslated atthe rates prevailing on the initial transaction dates.Non-monetary itemsmeasured in terms of historical costin a foreign currency are notretranslated. Share capital,share premium and other capital reserves are initially recorded atthe functional currency rate prevailing atthe date of the transaction and are not retranslated. For the purpose of presenting consolidated financialstatements, the assets and liabilities of entitieswith a functional currency other than euro are expressed in euro using exchange rates prevailing atthe reporting period date. Income and expense items and cash flows are translated atthe average exchange ratesfor each month and exchange differences arising are recognised directly in other comprehensive income. On disposal of a foreign entity, the cumulative amount previously recognised in the consolidated statement of comprehensive income relating to that particular foreign operation isrecognised in profit or lossin the consolidated income statement. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated accordingly. The netforeign exchange gain recognised in the consolidated income statementfor the year ended 31 March 2023 is €111 million (31 March 2022: €309 million loss; 2021: €13 million loss). The net gains and netlosses are recorded within operating profit(2023: €247 million credit; 2022: €24 million charge; 2021: €3million credit), financing costs(2023: €135million charge; 2022: €284 million charge; 2021 €23 million charge) and income tax expense (2023: €1 million charge; 2022: €1 million charge; 2021: €7 million credit). The foreign exchange gains and lossesincluded within other income arise on the disposal ofsubsidiaries, interestsin joint ventures, associates and investmentsfrom the recycling of foreign exchange gains and losses previously recognised in the consolidated statement of comprehensive income. Currentornon-current classification Assets are classified as currentin the consolidated statement of financial position where recovery is expectedwithin 12 months of the reporting date. All assetswhere recovery is expected more than 12 monthsfrom the reporting date and all deferred tax assets, goodwill and intangible assets, property, plant and equipment and investmentsin associates and joint ventures are reported as non-current. Liabilities are classified as current unlessthe Group has an unconditionalrightto defersettlement of the liability for atleast 12 months after the reporting date. For provisions, where the timing ofsettlementis uncertain, amounts are classified as non-currentwhere settlementis expected more than 12 monthsfrom the reporting date. In addition, deferred taxliabilities and post-employment benefits are reported as non-current. Inventory Inventory isstated atthe lower of cost and netrealisable value. Cost is determined on the basis of weighted average costs and comprises direct materials and,where applicable, direct labour costs and those overheadsthat have been incurred in bringing the inventoriesto their present location and condition. Newaccountingpronouncementsadoptedonorafter1April2022 The Group adopted the following new accounting policies on 1 April 2022 to comply with amendmentsto IFRS. The accounting pronouncements, none of which had a material impact on the Group’sfinancialreporting on adoption, are: − Annual Improvementsto IFRS Standards 2018-2020; − Amendmentsto IAS 16 ‘Property, Plant and Equipment: Proceeds before Intended Use’; − Amendmentsto IAS 37 ‘Onerous Contracts – Cost of Fulfilling a Contract’; and − Amendmentsto IFRS 3 ‘Reference to the Conceptual Framework’. Newaccountingpronouncements tobeadoptedonorafter1April2023 The following new standards and narrow-scope amendments have been issued by the IASB and are effective for annual reporting periods beginning on or after 1 January 2023: − IFRS 17 ‘Insurance Contracts’; − Amendmentsto IAS 1 ‘Disclosure of Accounting Policies’; − Amendmentto IAS 8 ‘Definition of Accounting Estimates’; and − Amendmentto IAS 12 ‘Deferred Taxrelated to Assets and Liabilities arising from a Single Transaction’. These amendments have been endorsed by the UK Endorsement Board. The Group’sfinancial reportingwill be presented in accordance with the above newstandardsfrom1 April 2023. The amendmentsto IAS 1, IAS 8 and IAS 12 are not expected to have a material impact on the consolidated income statement, consolidated statement of financial position or consolidated statement of cash flows. The impact of the adoption of IFRS 17 is addressed below. IFRS 17 ‘InsuranceContracts’ IFRS 17 sets outrevised principlesfor the recognition, measurement, presentation and disclosure of insurance contracts. The Group issues certain short and long-term insurance contractsincluding device insurance and the reinsurance of a third-party annuity policy issued to the Vodafone and CWW Sections of the VodafoneUK Group Pension Scheme. The adoption of IFRS 17 will resultin insurance and reinsurance liabilities being reclassified into a separate line item fromTrade and other payables and Provisions. The total reclassifications as at 1 April 2023 and for comparative periods are estimated to range from€400 million to €650million, the largest elementrelating to the reinsurance of the third-party annuity policy (see Note 15 ‘Trade and other payables’ and Note 25 ‘Post employment benefits’). Prior periodswill be re-presented on adoption of IFRS 17; nomaterial adjustments are expected to equity or to the Group’s Consolidated Income Statement on adoption. The Groupwill issue further details on the impact of adopting IFRS 17 as part of the InterimFinancial Statementsfor the six months ending 30 September 2023. Newaccountingpronouncements tobeadoptedonorafter1April2024 The following amendments have been issued by the IASB and are effective for annual periods beginning on or after 1 January 2024; they have not yet been endorsed by the UK Endorsement Board. − Amendmentsto IAS 1 ‘Classification of Liabilities as Current or Non-Current’; Amendmentsto IAS 1 ‘Non-current Liabilities and Covenants’; and − Amendmentsto IFRS 16 ‘Lease Liability in a Sale and Leaseback’. The Group is assessing the impact ofthese new standards and the Group’sfinancial reporting will be presented in accordance with these standards from1 April 2024 as applicable. 133 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 2.Revenuedisaggregationandsegmental analysis The Group’s businesses aremanaged on a geographical basis. Selected financial data is presented on this basis below. Accountingpolicies Revenue When the Group entersinto an agreementwith a customer, goods and services deliverable under the contract are identified asseparate performance obligations(‘obligations’) to the extent thatthe customer can benefitfrom the goods orservices on their own and that the separate goods and services are considered distinctfrom other goods and servicesin the agreement. Where individual goods and services do notmeetthe criteria to be identified asseparate obligationsthey are aggregatedwith other goods and/orservicesin the agreement until a separate obligation is identified. The obligationsidentifiedwill depend on the nature of individual customer contracts, butmighttypically be separately identified for mobile handsets, other equipmentsuch asset-top boxes and routers provided to customers and services provided to customerssuch asmobile and fixed line communication services. Where goods and services have a functional dependency (for example, a fixed line router can only be used with the Group’sservices) this does not, in isolation, prevent those goods orservicesfrom being assessed asseparate obligations. Activities relating to connecting customersto the Group’s network for the future provision ofservices are not considered tomeetthe criteria to be recognised as obligations exceptto the extentthatthe control of related equipment passesto customers. The Group determinesthe transaction price towhich it expectsto be entitled in return for providing the promised obligationsto the customer based on the committed contractual amounts, net ofsalestaxes and discounts. Where indirect channel dealers,such asretailers, acquire customer contracts on behalf of the Group and receive commission, any commissionsthatthe dealer is compelled to use to fund discounts or other incentivesto the customer are treated as paymentsto the customer when determining the transaction price and consequently are notincluded in contract acquisition costs. The transaction price is allocated between the identified obligations according to the relative standalone selling prices of the obligations. The standalone selling price of each obligation deliverable in the contractis determined according to the pricesthatthe Groupwould achieve by selling the same goods and/orservicesincluded in the obligation to a similar customer on a standalone basis; where standalone selling prices are not directly observable, estimation techniques are usedmaximising the use of external inputs. See ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 for details. Revenue isrecognised when the respective obligationsin the contract are delivered to the customer and cash collection is considered probable. Revenue for the provision ofservices,such asmobile airtime and fixed line broadband, isrecognised when the Group providesthe related service during the agreed service period. Revenue for device salesto end customersis generally recognised when the device is delivered to the end customer. For device sales made to intermediariessuch asindirect channel dealers,revenue isrecognised if control of the device hastransferred to the intermediary and the intermediary has no rightto return the device to receive a refund; otherwise revenue recognition is deferred untilsale of the device to an end customer by the intermediary or the expiry of any right ofreturn. Where refunds are issued to customersthey are deducted fromrevenue in the relevantservice period. When the Group has control of goods orservices prior to delivery to a customer, then the Group isthe principal in the sale to the customer. As a principal,receiptsfrom, and paymentsto,suppliers are reported on a gross basisin revenue and operating costs. If another party has control of goods orservices prior to transfer to a customer, then the Group is acting as an agentfor the other party and revenue in respect of the relevant obligationsisrecognised net of any related paymentsto the supplier and recognised revenue representsthemargin earned by the Group. See ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 for details. Customerstypically pay in advance for prepay mobile services and monthly for other communication services. Customerstypically pay for handsets and other equipment either up-front atthe time ofsale or over the termof the related service agreement. When revenue recognised in respect of a customer contract exceeds amountsreceived or receivable froma customer atthattime a contract asset isrecognised; contract assetswill typically be recognised for handsets or other equipment provided to customerswhere paymentisrecovered by the Group via future service fees. If amountsreceived or receivable froma customer exceed revenue recognised for a contract, for example if the Group receives an advance paymentfrom a customer, a contractliability isrecognised. When contract assets or liabilities are recognised, a financing componentmay existin the contract; thisistypically the case when a handset or other equipment is provided to a customer up-front but paymentisreceived over the term of the related service agreement, in which case the customer is deemed to have received financing. If a significantfinancing componentis provided to the customer, the transaction price isreduced and interest revenue isrecognised over the customer’s payment period using an interestrate reflecting the relevant central bank rates and customer creditrisk. Contract-related costs When costs directly relating to a specific contract are incurred prior to recognising revenue for a related obligation, and those costs enhance the ability of the Group to deliver an obligation and are expected to be recovered, then those costs are recognised on the consolidated statement of financial position asfulfilment costs and are recognised as expensesin line with the recognition ofrevenue when the related obligation is delivered. The direct and incremental costs of acquiring a contract including, for example, certain commissions payable to staff or agentsfor acquiring customers on behalf of the Group, are recognised as contract acquisition cost assetsin the consolidated statement of financial position when the related payment obligation isrecorded. Costs are recognised as an expense in line with the recognition of the related revenue that is expected to be earned by the Group; typically thisis over the customer contract period as newcommissions are payable on contractrenewal. Certain amounts payable to agents are deducted from revenue recognised (see above). 134 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 2.Revenuedisaggregationandsegmental analysis The Group’s businesses aremanaged on a geographical basis. Selected financial data is presented on this basis below. Accountingpolicies Revenue When the Group entersinto an agreementwith a customer, goods and services deliverable under the contract are identified asseparate performance obligations(‘obligations’) to the extent thatthe customer can benefitfrom the goods orservices on their own and that the separate goods and services are considered distinctfrom other goods and servicesin the agreement. Where individual goods and services do notmeetthe criteria to be identified asseparate obligationsthey are aggregatedwith other goods and/orservicesin the agreement until a separate obligation is identified. The obligationsidentifiedwill depend on the nature of individual customer contracts, butmighttypically be separately identified for mobile handsets, other equipmentsuch asset-top boxes and routers provided to customers and services provided to customerssuch asmobile and fixed line communication services. Where goods and services have a functional dependency (for example, a fixed line router can only be used with the Group’sservices) this does not, in isolation, prevent those goods orservicesfrom being assessed asseparate obligations. Activitiesrelating to connecting customersto the Group’s network for the future provision ofservices are not considered tomeetthe criteria to be recognised as obligations exceptto the extentthatthe control of related equipment passesto customers. The Group determinesthe transaction price towhich it expectsto be entitled in return for providing the promised obligationsto the customer based on the committed contractual amounts, net ofsalestaxes and discounts. Where indirect channel dealers,such asretailers, acquire customer contracts on behalf of the Group and receive commission, any commissionsthatthe dealer is compelled to use to fund discounts or other incentivesto the customer are treated as paymentsto the customer when determining the transaction price and consequently are notincluded in contract acquisition costs. The transaction price is allocated between the identified obligations according to the relative standalone selling prices of the obligations. The standalone selling price of each obligation deliverable in the contractis determined according to the pricesthatthe Groupwould achieve by selling the same goods and/orservicesincluded in the obligation to a similar customer on a standalone basis; where standalone selling prices are not directly observable, estimation techniques are usedmaximising the use of external inputs. See ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 for details. Revenue isrecognised when the respective obligationsin the contract are delivered to the customer and cash collection is considered probable. Revenue for the provision ofservices,such asmobile airtime and fixed line broadband, isrecognised when the Group providesthe related service during the agreed service period. Revenue for device salesto end customersis generally recognised when the device is delivered to the end customer. For device sales made to intermediariessuch asindirect channel dealers,revenue isrecognised if control of the device hastransferred to the intermediary and the intermediary has no rightto return the device to receive a refund; otherwise revenue recognition is deferred untilsale of the device to an end customer by the intermediary or the expiry of any right ofreturn. Where refunds are issued to customersthey are deducted fromrevenue in the relevantservice period. When the Group has control of goods orservices prior to delivery to a customer, then the Group isthe principal in the sale to the customer. As a principal,receiptsfrom, and paymentsto,suppliers are reported on a gross basisin revenue and operating costs. If another party has control of goods orservices prior to transfer to a customer, then the Group is acting as an agentfor the other party and revenue in respect of the relevant obligationsisrecognised net of any related paymentsto the supplier and recognised revenue representsthemargin earned by the Group. See ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 for details. Customerstypically pay in advance for prepay mobile services and monthly for other communication services. Customerstypically pay for handsets and other equipment either up-front atthe time ofsale or over the termof the related service agreement. When revenue recognised in respect of a customer contract exceeds amountsreceived or receivable froma customer atthattime a contract asset isrecognised; contract assetswill typically be recognised for handsets or other equipment provided to customerswhere paymentisrecovered by the Group via future service fees. If amountsreceived or receivable froma customer exceed revenue recognised for a contract, for example if the Group receives an advance paymentfrom a customer, a contractliability isrecognised. When contract assets or liabilities are recognised, a financing componentmay existin the contract; thisistypically the case when a handset or other equipment is provided to a customer up-front but paymentisreceived over the term of the related service agreement, in which case the customer is deemed to have received financing. If a significantfinancing componentis provided to the customer, the transaction price isreduced and interest revenue isrecognised over the customer’s payment period using an interestrate reflecting the relevant central bank rates and customer creditrisk. Contract-related costs When costs directly relating to a specific contract are incurred prior to recognising revenue for a related obligation, and those costs enhance the ability of the Group to deliver an obligation and are expected to be recovered, then those costs are recognised on the consolidated statement of financial position asfulfilment costs and are recognised as expensesin line with the recognition ofrevenue when the related obligation is delivered. The direct and incremental costs of acquiring a contract including, for example, certain commissions payable to staff or agentsfor acquiring customers on behalf of the Group, are recognised as contract acquisition cost assetsin the consolidated statement of financial position when the related payment obligation isrecorded. Costs are recognised as an expense in line with the recognition of the related revenue that is expected to be earned by the Group; typically thisis over the customer contract period as newcommissions are payable on contractrenewal. Certain amounts payable to agents are deducted from revenue recognised (see above). Revenuedisaggregationandsegmentalincomestatementanalysis Revenue reported for the year includesrevenue from contractswith customers, comprising service and equipmentrevenue, aswell as other revenue itemsincluding revenue from leases and interestrevenue arising from transactionswith a significantfinancing component. The tables below present Revenue and Adjusted EBITDAaL for the year ended 31 March 2023 and for the comparative years ended 31 March 2022 and 31 March 2021. The comparative information for the year ended 31 March 2021 is presented under the previoussegmental reporting structure. Revenue from Total Service Equipment contracts with Other Interest segment Adjusted 31 March 2023 revenue revenue customers revenue1 revenue revenue EBITDAaL €m €m €m €m €m €m €m Germany 11,433 1,313 12,746 350 17 13,113 5,323 Italy 4,251 426 4,677 122 10 4,809 1,453 UK 5,358 1,375 6,733 58 33 6,824 1,350 Spain 3,514 307 3,821 60 26 3,907 947 Other Europe 5,005 602 5,607 117 20 5,744 1,632 Vodacom 4,849 1,034 5,883 403 28 6,314 2,159 Other Markets 3,300 530 3,830 4 – 3,834 1,145 Vantage Towers – – – 1,338 – 1,338 795 Common Functions2 530 47 577 810 – 1,387 (139) Eliminations (271) (1) (272) (1,292) – (1,564) – Group 37,969 5,633 43,602 1,970 134 45,706 14,665 Revenue from Total Service Equipment contracts with Other Interest segment Adjusted 31 March 2022 revenue revenue customers revenue1 revenue revenue EBITDAaL €m €m €m €m €m €m €m Germany 11,616 1,126 12,742 365 21 13,128 5,669 Italy 4,379 525 4,904 108 10 5,022 1,699 UK 5,154 1,333 6,487 69 33 6,589 1,395 Spain 3,714 369 4,083 73 24 4,180 957 Other Europe 5,001 528 5,529 105 19 5,653 1,606 Vodacom 4,635 950 5,585 384 24 5,993 2,125 Other Markets 3,420 404 3,824 6 – 3,830 1,335 Vantage Towers – – – 1,252 – 1,252 619 Common Functions2 522 53 575 838 1 1,414 (197) Eliminations (238) (1) (239) (1,242) – (1,481) – Group 38,203 5,287 43,490 1,958 132 45,580 15,208 Revenue from Total Service Equipment contracts with Other Interest segment Adjusted 31 March 2021 revenue revenue customers revenue1 revenue revenue EBITDAaL €m €m €m €m €m €m €m Germany 11,520 1,055 12,575 380 29 12,984 5,634 Italy 4,458 446 4,904 97 13 5,014 1,597 UK 4,848 1,206 6,054 44 53 6,151 1,367 Spain 3,788 292 4,080 64 22 4,166 1,044 Other Europe 4,859 549 5,408 124 17 5,549 1,760 Vodacom 4,083 800 4,883 282 16 5,181 1,873 Other Markets 3,312 441 3,753 12 – 3,765 1,228 Common Functions2 470 36 506 862 – 1,368 (117) Eliminations (197) (1) (198) (171) – (369) – Group 37,141 4,824 41,965 1,694 150 43,809 14,386 Notes: 1 Otherrevenue includeslease revenue recognised underIFRS 16 ‘Leases’ (see note 20 ‘Leases’). 2 Comprises centralteams and businessfunctions. The total future revenue from the remaining term of Group’s contractswith customersfor performance obligations not yet delivered to those customers at 31 March 2023 is €18,521 million (2022: €20,013 million; 2021: €21,038 million); of which €11,941million (2022: €12,913 million; 2021: €14,110 million) is expected to be recognised within the next year and themajority of the remaining amountin the following 12 months. 135 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 2.Revenuedisaggregationandsegmentalanalysis(continued) Segmentalanalysis The Group’s operating segments are established on the basis of those components of the Group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Group has determined the chief operating decision maker to be its Chief Executive. The Group has a single group ofsimilarservices and products, being the supply of communicationsservices and related products. Vantage Towers A.G. (‘Vantage Towers’) has been presented as a separate segment of the Group since 1 April 2021, following itsIPO in March 2021; the segmental presentation for the year ended 31 March 2021 was notrevised. Vantage Towers continued to be reported as a separate segment until the time of its disposal. From1 April 2023, the Groupwillrevise itssegments by moving Vodafone Egyptfrom the Other Marketssegmentto the Vodacom segmentto reflectthe effective date of changesmade to the Group’sinternalreporting structure, following the transfer of Vodafone Egyptto the Vodacom group in December 2022. Revenue is attributed to a country based on the location of the Group company reporting the revenue. Transactions between operating segments are charged at arm’s-length prices. With the exception of Vodacom,which is a legal entity encompassing South Africa and certain othersmaller African markets, and Vantage Towers, which comprises companies providingmobile tower infrastructure in a number of European markets,segmentinformation is primarily provided on the basis of geographic areas, being the basis onwhich the Groupmanagesitsworldwide interests. The operating segmentsfor Germany, Italy, UK, Spain and Vodacom are individuallymaterial for the Group and are each reporting segmentsfor which certain financial information is provided. In addition, the Vantage Towers operating segmentwas a separately listed part of the Group until its disposal into a joint venture on 22 March 2023 (see note 27 ‘Acquisitions and disposals’) and is presented as a reporting segment asitis considered to provide useful information to users of the financialstatements. The aggregation ofsmaller operating segmentsinto the Other Europe andOther Marketsreporting segmentsreflects, in the opinion of management, the similar local market economic characteristics and regulatory environments for each of those operating segments aswell asthe similar products and servicessold and comparable classes of customers. In the case of the Other Europe region (comprising Albania, Czech Republic, Greece,Hungary (to the date of its disposal), Ireland, Portugal and Romania), thislargely reflectsmembership or a close association with the European Union, while theOther Marketssegment(comprising Egypt, Ghana (to the date of its disposal) and Turkey) largely includes developing economieswith lessstable economic or regulatory environments. Common Functionsis a separate reporting segment and comprises activities which are undertaken primarily in central Group entitiesthat do notmeetthe criteria for aggregation with other reporting segments. A reconciliation of adjusted EBITDAaL, the Group’s measure ofsegment profit, to the Group’s profit or loss before taxation for the financial year is shown below. Re-presented1 Re-presented1 2023 2022 2021 €m €m €m Adjusted EBITDAaL 14,665 15,208 14,386 Restructuring costs (587) (346) (356) Interest on lease liabilities 436 398 374 Loss on disposal of owned assets (36) (28) (30) Depreciation and amortisation on owned assets (9,649) (9,858) (10,187) Share of results of equity accounted associates and joint ventures 433 389 374 Impairment loss2 (64) – – Other income 9,098 50 568 Operating profit 14,296 5,813 5,129 Investment income 248 254 245 Finance costs (1,728) (1,964) (1,027) Profit before taxation 12,816 4,103 4,347 Notes: 1 The resultsforthe years ended 31March 2022 and 31 March 2021 have been re-presented to reflectthatIndus Towers Limited is no longerreported as held forsale. In the year ended 31 March 2022, the share of result of equity accounted associates and joint ventures hasincreased by €178 million, otherincome has decreased by €29million and operating profit has increased by €149 million compared to amounts previously reported. In the year ended 31 March 2021, the share of result of equity accounted associates and joint ventures hasincreased by €32 million, operating profit hasincreased by €32 million and investmentincome has decreased by €85 million compared to amounts previously reported. See note 7 ‘Discontinued operations and assets held forsale’ formore information. 2 The FY23 impairmentlossrelatesto Indus Towers and isincluded in the Other Marketssegment. See overleaf andNote 4 ‘Impairmentlosses’. 136 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 2.Revenuedisaggregationandsegmentalanalysis(continued) Segmentalanalysis The Group’s operating segments are established on the basis of those components of the Group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Group has determined the chief operating decision maker to be its Chief Executive. The Group has a single group ofsimilarservices and products, being the supply of communicationsservices and related products. Vantage Towers A.G. (‘Vantage Towers’) has been presented as a separate segment of the Group since 1 April 2021, following itsIPO in March 2021; the segmental presentation for the year ended 31 March 2021 was notrevised. Vantage Towers continued to be reported as a separate segment until the time of its disposal. From1 April 2023, the Groupwillrevise itssegments by moving Vodafone Egyptfrom the Other Marketssegmentto the Vodacom segmentto reflectthe effective date of changesmade to the Group’sinternalreporting structure, following the transfer of Vodafone Egyptto the Vodacom group in December 2022. Revenue is attributed to a country based on the location of the Group company reporting the revenue. Transactions between operating segments are charged at arm’s-length prices. With the exception of Vodacom,which is a legal entity encompassing South Africa and certain othersmaller African markets, and Vantage Towers, which comprises companies providingmobile tower infrastructure in a number of European markets,segmentinformation is primarily provided on the basis of geographic areas, being the basis onwhich the Groupmanagesitsworldwide interests. The operating segmentsfor Germany, Italy, UK, Spain and Vodacom are individuallymaterial for the Group and are each reporting segmentsfor which certain financial information is provided. In addition, the Vantage Towers operating segmentwas a separately listed part of the Group until its disposal into a joint venture on 22 March 2023 (see note 27 ‘Acquisitions and disposals’) and is presented as a reporting segment asitis considered to provide useful information to users of the financialstatements. The aggregation ofsmaller operating segmentsinto the Other Europe andOther Marketsreporting segmentsreflects, in the opinion of management, the similar local market economic characteristics and regulatory environments for each of those operating segments aswell asthe similar products and servicessold and comparable classes of customers. In the case of the Other Europe region (comprising Albania, Czech Republic, Greece,Hungary (to the date of its disposal), Ireland, Portugal and Romania), thislargely reflectsmembership or a close association with the European Union, while theOther Marketssegment(comprising Egypt, Ghana (to the date of its disposal) and Turkey) largely includes developing economieswith lessstable economic or regulatory environments. Common Functionsis a separate reporting segment and comprises activities which are undertaken primarily in central Group entitiesthat do notmeetthe criteria for aggregation with other reporting segments. A reconciliation of adjusted EBITDAaL, the Group’s measure ofsegment profit, to the Group’s profit or loss before taxation for the financial year is shown below. Re-presented1 Re-presented1 2023 2022 2021 €m €m €m Adjusted EBITDAaL 14,665 15,208 14,386 Restructuring costs (587) (346) (356) Interest on lease liabilities 436 398 374 Loss on disposal of owned assets (36) (28) (30) Depreciation and amortisation on owned assets (9,649) (9,858) (10,187) Share of results of equity accounted associates and joint ventures 433 389 374 Impairment loss2 (64) – – Other income 9,098 50 568 Operating profit 14,296 5,813 5,129 Investment income 248 254 245 Finance costs (1,728) (1,964) (1,027) Profit before taxation 12,816 4,103 4,347 Notes: 1 The resultsforthe years ended 31March 2022 and 31 March 2021 have been re-presented to reflectthatIndus Towers Limited is no longerreported as held forsale. In the year ended 31 March 2022, the share of result of equity accounted associates and joint ventures hasincreased by €178 million, otherincome has decreased by €29million and operating profit has increased by €149 million compared to amounts previously reported. In the year ended 31 March 2021, the share of result of equity accounted associates and joint ventures hasincreased by €32 million, operating profit hasincreased by €32 million and investmentincome has decreased by €85 million compared to amounts previously reported. See note 7 ‘Discontinued operations and assets held forsale’ formore information. 2 The FY23 impairmentlossrelatesto Indus Towers and isincluded in the Other Marketssegment. See overleaf andNote 4 ‘Impairmentlosses’. Segmentalassets The tables below presentthe segmental assetsfor the year ended 31 March 2023 and for the comparative years ended 31 March 2022 and 31 March 2021. The comparative information for the year ended 31 March 2021 is presented under the previoussegmentalreporting structure. Non-current Capital Right-of-use Other additions to Depreciation and 31 March 2023 assets1 additions2 asset additions intangible assets3 amortisation Impairment loss €m €m €m €m €m €m Germany 43,878 2,701 2,145 2 4,154 – Italy 10,235 833 916 5 1,970 – UK 6,629 892 1,639 – 1,562 – Spain 6,331 565 742 8 1,393 – Other Europe 7,815 927 1,104 151 1,363 – Vodacom 5,810 862 219 260 1,027 – Other Markets 2,488 495 177 13 830 64 Vantage Towers – 551 318 – 326 – Common Functions 2,013 839 127 – 993 – Group 85,199 8,665 7,387 439 13,618 64 Non-current Capital Right-of-use Other additions to Depreciation and 31 March 2022 assets1 additions2 asset additions intangible assets3 amortisation Impairment loss €m €m €m €m €m €m Germany 43,190 2,670 795 – 3,981 – Italy 10,519 840 670 255 1,929 – UK 6,226 832 580 229 1,905 – Spain 6,433 676 422 291 1,499 – Other Europe 8,548 1,009 502 126 1,511 – Vodacom 6,383 853 187 – 920 – Other Markets 2,467 530 229 – 598 – Vantage Towers 8,179 366 320 – 523 – Common Functions 2,103 844 123 – 979 – Group 94,048 8,620 3,828 901 13,845 – Non-current Capital Right-of-use Other additions to Depreciation and 31 March 2021 assets1 additions2 asset additions intangible assets3 amortisation Impairment loss €m €m €m €m €m €m Germany 47,563 2,772 1,133 1 4,836 – Italy 10,707 805 758 17 2,025 – UK 7,968 822 1,138 – 2,202 – Spain 7,213 772 700 9 1,579 – Other Europe 10,369 968 1,016 431 1,727 – Vodacom 5,839 703 174 – 872 – Other Markets 2,988 512 247 439 666 – Common Functions 2,145 829 140 – 194 – Group 94,792 8,183 5,306 897 14,101 – Notes: 1 Comprises goodwill, otherintangible assets and property, plant and equipment. 2 Includes additionsto property, plant and equipment(excluding right-of-use assets), computersoftware and development costs, reportedwithin Intangible assets. 3 Includes additionsto licences and spectrumand customer base acquisitions. 137 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 3.Operatingprofit Detailedbelowarethekeyamounts recognisedinarrivingatouroperatingprofit Re-presented1 Re-presented1 2023 2022 2021 €m €m €m Amortisation of intangible assets (Note 10) 4,031 4,044 4,421 Depreciation of property, plant and equipment (Note 11): Owned assets 5,627 5,857 5,766 Leased assets 3,960 3,944 3,914 Impairment loss (Note 4) 64 – – Staff costs (Note 24) 5,842 5,334 5,157 Amounts related to inventory included in cost of sales 5,950 5,671 5,160 Own costs capitalised attributable to the construction or acquisition of property, plant and equipment (1,267) (1,092) (995) Loss on disposal of Vodafone Hungary2 (Note 27) 69 – – Gain on disposal of Vodafone Ghana2 (Note 27) (689) – – Gain on disposal of Vantage Towers2 (Note 27) (8,607) – – Gain on disposal of Indus Towers Limited1,2 – 81 – Pledge arrangements in respect of Indus Towers Limited2 (Note 29) – (15) (429) Net gain on formation of TPG Telecom2 (Note 12) – – 1,043 Net gain on formation of Indus Towers Limited2 (Note 12) – – 292 Settlement of tender offer to KDG shareholders2 – – (204) Notes: 1 The resultsforthe years ended 31March 2022 and 31 March 2021 have been re-presented to reflectthatIndus Towers Limited is no longerreported as held forsale. In the year ended 31 March 2022, the gain on disposal of Indus Towers Limited has decreased by €29 million compared to the amount previously reported. There is no impact on the amount previously reported forthe year ended 31 March 2021. See note 7 ‘Discontinued operations and assets held forsale’ formore information. 2 Included in otherincome in the consolidated income statement. The total remuneration of the Group’s auditor, Ernst & Young LLP and other member firms of Ernst &Young Global Limited, forservices provided to the Group during the year ended 31 March 2023 is analysed below. 2023 2022 2021 €m €m €m Parent company 5 4 3 Subsidiaries 22 19 18 Audit fees1 27 23 21 Audit-related2 3 2 – Vantage Towers IPO3 – – 11 Non-audit fees 3 2 11 Total fees 30 25 32 Notes: 1 Includesfeesin connection with the interim review, preliminary announcement and controls auditrequired under Section 404 ofthe Sarbanes OxleyAct. In total this amounted to €1 million in each ofthe years presented. 2 Feesfor (i)special purpose audits and (ii)statutory and regulatory filings during the year. 3 Feesincurred forIPOservicesrelating to the IPOof Vantage Towers A.G. on 18 March 2021. 138 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 3.Operatingprofit Detailedbelowarethekeyamounts recognisedinarrivingatouroperatingprofit Re-presented1 Re-presented1 2023 2022 2021 €m €m €m Amortisation of intangible assets (Note 10) 4,031 4,044 4,421 Depreciation of property, plant and equipment (Note 11): Owned assets 5,627 5,857 5,766 Leased assets 3,960 3,944 3,914 Impairment loss (Note 4) 64 – – Staff costs (Note 24) 5,842 5,334 5,157 Amounts related to inventory included in cost of sales 5,950 5,671 5,160 Own costs capitalised attributable to the construction or acquisition of property, plant and equipment (1,267) (1,092) (995) Loss on disposal of Vodafone Hungary2 (Note 27) 69 – – Gain on disposal of Vodafone Ghana2 (Note 27) (689) – – Gain on disposal of Vantage Towers2 (Note 27) (8,607) – – Gain on disposal of Indus Towers Limited1,2 – 81 – Pledge arrangements in respect of Indus Towers Limited2 (Note 29) – (15) (429) Net gain on formation of TPG Telecom2 (Note 12) – – 1,043 Net gain on formation of Indus Towers Limited2 (Note 12) – – 292 Settlement of tender offer to KDG shareholders2 – – (204) Notes: 1 The resultsforthe years ended 31March 2022 and 31 March 2021 have been re-presented to reflectthatIndus Towers Limited is no longerreported as held forsale. In the year ended 31 March 2022, the gain on disposal of Indus Towers Limited has decreased by €29 million compared to the amount previously reported. There is no impact on the amount previously reported forthe year ended 31 March 2021. See note 7 ‘Discontinued operations and assets held forsale’ formore information. 2 Included in otherincome in the consolidated income statement. The total remuneration of the Group’s auditor, Ernst & Young LLP and other member firms of Ernst &Young Global Limited, forservices provided to the Group during the year ended 31 March 2023 is analysed below. 2023 2022 2021 €m €m €m Parent company 5 4 3 Subsidiaries 22 19 18 Audit fees1 27 23 21 Audit-related2 3 2 – Vantage Towers IPO3 – – 11 Non-audit fees 3 2 11 Total fees 30 25 32 Notes: 1 Includesfeesin connectionwith the interim review, preliminary announcement and controls auditrequired under Section 404 ofthe Sarbanes OxleyAct. In total this amounted to €1 million in each ofthe years presented. 2 Feesfor (i)special purpose audits and (ii)statutory and regulatory filings during the year. 3 Feesincurred forIPOservicesrelating to the IPOof Vantage Towers A.G. on 18 March 2021. 4.Impairmentlosses Impairment occurs when the carrying value of assetsis greater than the present value of the net cash flowsthey are expected to generate. We review the carrying value of assetsfor each country inwhichwe operate at least annually. For further details of our impairment review processsee ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation’ to the consolidated financialstatements. Accountingpolicies Goodwill Goodwill is notsubjectto amortisation butistested for impairment annually or whenever there is an indication thatthe assetmay be impaired. For the purpose of impairmenttesting, assets are grouped atthe lowestlevelsfor which there are separately identifiable cash flows, known as cash-generating units. The determination of the Group’s cash-generating unitsis primarily based on the geographic area where the Group supplies communicationsservices and products. If cash flowsfrom assetswithin one jurisdiction are largely independent of the cash flowsfrom other assets in thatsame jurisdiction and managementmonitors performance separately, multiple cash-generating units are identified within that geographic area. If the recoverable amount of the cash-generating unitislessthan the carrying amount of the unit, the impairmentlossis allocated firstto reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each assetin the unit. Impairment lossesrecognised for goodwill are notreversible in subsequent periods. The recoverable amountisthe higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discountrate thatreflects currentmarket assessments ofthe time value ofmoney and the risks specific to the assetfor which the estimates of future cash flows have not been adjusted. Management preparesformal five year plansfor the Group’s cash-generating units, which are the basisfor the value in use calculations. Property,plantandequipment,finite livedintangibleassetsandequity accountedinvestments At each reporting period date, the Group reviewsthe carrying amounts of its property, plant and equipment, finite lived intangible assets and equity-accounted investmentsto determine whether there is any indication thatthose assets have suffered an impairmentloss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairmentloss. Where itis not possible to estimate the recoverable amount of an individual asset, the Group estimatesthe recoverable amount of the cash-generating unittowhich the asset belongs. If the recoverable amount of an asset or cash-generating unitis estimated to be lessthan its carrying amount,the carrying amount of the asset or cash-generating unitisreduced to itsrecoverable amount and an impairmentlossisrecognised immediately in the income statement. Where there has been a change in the estimates used to determine recoverable amount and an impairmentlosssubsequently reverses, the carrying amount of the asset or cash-generating unitisincreased to the revised estimate of itsrecoverable amount, notto exceed the carrying amountthat would have been determined had no impairment loss been recognised for the asset or cash-generating unitin prior years and an impairmentloss reversal isrecognised immediately in the consolidated income statement. Impairmentloss Following our annual impairmentreview, the Group recognised an impairment lossin the consolidated income statement within operating profit relating to our investmentin Indus Towers of €64 million in the current year. Further detail on eventsthatled to the recognition of thislossis included on page 141.No impairments were recognised for any other cash-generating unitsin the three years ended 31 March 2023. Goodwill The remaining carrying value of goodwill at 31 March was asfollows: 2023 2022 €m €m Germany 20,335 20,335 Italy 2,481 2,481 Vantage Towers Germany – 2,565 Other 4,799 6,503 27,615 31,884 139 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 4.Impairmentlosses(continued) Keyassumptionsusedinthevalueinusecalculations The key assumptions used in determining the value in use are: Assumption How determined Projected adjusted EBITDAaL Projected adjusted EBITDAaL has been based on past experience adjusted for the following: - In Europe, mobile revenue is expected to benefit from increased usage as customers transition to higher data bundles, and new products and services are introduced. Fixed revenue is expected to continue to grow as penetration is increased and more products and services are sold to customers; - Outside of Europe, revenue is expected to continue to grow as the penetration of faster data-enabled devices rises along with higher data bundle attachment rates, and new products and services are introduced; and - Margins are expected to be impacted by negative factors such as the cost of acquiring and retaining customers in increasingly competitive markets and by positive factors such as the efficiencies expected from the implementation of Group initiatives. Projected capital expenditure The cash flow forecasts for capital expenditure are based on past experience and include the ongoing capital expenditure required to maintain our networks, provide products and services in line with customer expectations, including of higher data volumes and speeds, and to meet the population coverage requirements of certain of the Group’s licences. In Europe, capital expenditure is required to roll out capacity-building next generation 5G and gigabit networks. Outside of Europe, capital expenditure will be required for the continued rollout of current and next generation mobile networks in emerging markets. Capital expenditure includes cash outflows for the purchase of owned property, plant and equipment and computer software. Projected licence and spectrum payments To enable the continued provision of products and services, the cash flow forecasts for licence and spectrum payments for each relevant cash-generating unit include amounts for expected renewals and newly available spectrum. Beyond the five year forecast period, a long-run cost of spectrum is assumed. Long-term growth rate For the purposes of the Group’s value in use calculations, a long‑term growth rate into perpetuity is applied immediately at the end of the five year forecast period and is based on the lower of: - the nominal GDP growth rate forecasts for the country of operation; and - the long-term compound annual growth rate in adjusted EBITDAaL as estimated by management. Long-term compound annual growth rates determined by management may be lower than forecast nominal GDP growth rates due to the following market-specific factors: competitive intensity levels, maturity of business, regulatory environment or sector-specific inflation expectations. Pre-tax discount rate The pre-tax discount rate for each cash-generating unit is derived such that when applied to pre-tax cash flows it gives the same result as when the observable post-tax weighted average cost of capital is applied to post-tax cash flows. The assumptions used to develop discount rates for each cash-generating unit are benchmarked to externally available data. - The risk free rate is derived from an average yield of a ten year bond issued by the government in each cash-generating unit’s respective country of operations. - The forward-looking equity market risk premium (an investor’s required rate return over and above a risk free rate) is based on studies by independent economists, the long-term average equity market risk premium and the market risk premiums typically used by valuation practitioners. - The asset beta reflecting the systematic risk of the telecommunications segment relative to the market as a whole is determined from betas observed for comparable listed telecommunications companies. - The region-specific leverage ratios are estimated from ratios observed for comparable listed telecommunications companies. Each cash-generating unit’s discount rate is determined in nominal terms in order to match their nominal estimates of future cash flows. Rising risk free interest rates and lower asset betas have, respectively, increased and decreased the cash-generating unit discount rates in the current year. 140 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 4.Impairmentlosses(continued) Keyassumptionsusedinthevalueinusecalculations The key assumptions used in determining the value in use are: Assumption How determined Projected adjusted EBITDAaL Projected adjusted EBITDAaL has been based on past experience adjusted for the following: - In Europe, mobile revenue is expected to benefit from increased usage as customers transition to higher data bundles, and new products and services are introduced. Fixed revenue is expected to continue to grow as penetration is increased and more products and services are sold to customers; - Outside of Europe, revenue is expected to continue to grow as the penetration of faster data-enabled devices rises along with higher data bundle attachment rates, and new products and services are introduced; and - Margins are expected to be impacted by negative factors such as the cost of acquiring and retaining customers in increasingly competitive markets and by positive factors such as the efficiencies expected from the implementation of Group initiatives. Projected capital expenditure The cash flow forecasts for capital expenditure are based on past experience and include the ongoing capital expenditure required to maintain our networks, provide products and services in line with customer expectations, including of higher data volumes and speeds, and to meet the population coverage requirements of certain of the Group’s licences. In Europe, capital expenditure is required to roll out capacity-building next generation 5G and gigabit networks. Outside of Europe, capital expenditure will be required for the continued rollout of current and next generation mobile networks in emerging markets. Capital expenditure includes cash outflows for the purchase of owned property, plant and equipment and computer software. Projected licence and spectrum payments To enable the continued provision of products and services, the cash flow forecasts for licence and spectrum payments for each relevant cash-generating unit include amounts for expected renewals and newly available spectrum. Beyond the five year forecast period, a long-run cost of spectrum is assumed. Long-term growth rate For the purposes of the Group’s value in use calculations, a long‑term growth rate into perpetuity is applied immediately at the end of the five year forecast period and is based on the lower of: - the nominal GDP growth rate forecasts for the country of operation; and - the long-term compound annual growth rate in adjusted EBITDAaL as estimated by management. Long-term compound annual growth rates determined by management may be lower than forecast nominal GDP growth rates due to the following market-specific factors: competitive intensity levels, maturity of business, regulatory environment or sector-specific inflation expectations. Pre-tax discount rate The pre-tax discount rate for each cash-generating unit is derived such that when applied to pre-tax cash flows it gives the same result as when the observable post-tax weighted average cost of capital is applied to post-tax cash flows. The assumptions used to develop discount rates for each cash-generating unit are benchmarked to externally available data. - The risk free rate is derived from an average yield of a ten year bond issued by the government in each cash-generating unit’s respective country of operations. - The forward-looking equity market risk premium (an investor’s required rate return over and above a risk free rate) is based on studies by independent economists, the long-term average equity market risk premium and the market risk premiums typically used by valuation practitioners. - The asset beta reflecting the systematic risk of the telecommunications segment relative to the market as a whole is determined from betas observed for comparable listed telecommunications companies. - The region-specific leverage ratios are estimated from ratios observed for comparable listed telecommunications companies. Each cash-generating unit’s discount rate is determined in nominal terms in order to match their nominal estimates of future cash flows. Rising risk free interest rates and lower asset betas have, respectively, increased and decreased the cash-generating unit discount rates in the current year. Yearended31March2023 The Group performsits annual impairment testfor goodwill and indefinite lived intangible assets at 31 March and when there is an indicator of impairment of an asset. At each reporting period date judgementis exercised bymanagementin determiningwhether any internal or external sources of information observed are indicative thatthe carrying amount of any of the Group’s cash generating unitsis notrecoverable. For changes to the Group's cash-generating unitsin the current yearsee note 27 'Acquisitions and disposals'. Climatechange As a large owner of infrastructure and consumer of energy, the Group has exposure to climate change related riskssuch as energy costincreases, asset damage and service disruption. The long range plans used in the Group’simpairmenttesting include forecast energy costs and other costs that are embedded in the planning processto deliver the Group’s zero carbon targets. The long range plans also include capital expenditure in relation to the Group’s use of durable and energy efficientinfrastructure and the costs of the Group’s extensive and ongoing network maintenance programme. Climate change has not had a material impact on the outcome of the Group’simpairment testing. Indus Towers Limited The Group’sinvestmentin Indus Towers wastested for impairment at 31 March 2023 following a decline in Indus Towers’ quoted share price in the current year. Management concluded thatfair value less costs of disposal isthe appropriate basisto determine the recoverable amount of the Group’sinvestment. Indus Towers’share price is observable in a quotedmarket and is considered a level 1 input under the IFRS 13 fair value hierarchy. The share price of INR143.00 pershare implied a recoverable amount of INR 81 billion (€0.9 billion)which waslower than the carrying value of the investment atthe same date. An impairment charge of €64million wasrecognised to reduce the carrying value of the Group’s investmentto the recoverable amount in the Group’s consolidated statement of financial position. Valueinuse assumptions The table below shows key assumptions used in the value in use calculations, and separately presented cash-generating unitsfor which the carrying amount of goodwill issignificantin comparison with the Group’stotal carrying amount of goodwill: Assumptions used in value in use calculations Germany Italy % % Pre-tax discount rate 7.8 8.9 Long-term growth rate 0.6 1.5 Projected adjusted EBITDAaL CAGR1 1.8 1.0 Projected capital expenditure2 19.4-19.8 16.5-17.9 Sensitivity analysis The estimated recoverable amounts of the Group’s operationsin Germany, Italy, the UK, and Spain exceed their carrying values by €3.2 billion, €0.2 billion, €1.3 billion, and €0.4 billion respectively. If the assumptions used in the impairmentreview were changed to a greater extentthan as presented in the following table, the changes would, in isolation, lead to an impairmentloss being recognised for the year ended 31 March 2023. Change required for carrying value to equal recoverable amount Germany Italy UK Spain pps pps pps pps Pre-tax discount rate 0.6 0.2 1.6 0.5 Long-term growth rate (0.6) (0.2) (1.9) (0.6) Projected adjusted EBITDAaL CAGR1 (1.8) (0.5) (4.1) (1.5) Projected capital expenditure2 5.5 0.9 4.2 2.2 Notes: 1 Projected adjusted EBITDAaL CAGR is expressed asthe compound annual growth ratesin the initial five yearsfor all cash-generating units ofthe plans used forimpairmenttesting. 2 Projected capital expenditure,which excludeslicences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five yearsfor all cash-generating units ofthe plans used forimpairmenttesting. 141 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 4.Impairmentlosses(continued) For the Group’s operationsin Italy and Spain management has prepared the following sensitivity analysisfor changesin pre-tax discount rate and projected adjusted EBITDAaL CAGR1 assumptions. The associated impact of the change in each key assumption does not consider any consequential impact on other assumptions used in the impairmentreview. Recoverable amount less carrying value Italy Spain €bn €bn Base case as at 31 March 2023 0.2 0.4 Change in pre-tax discount rate Decrease by 1pps 1.4 1.3 Increase by 1pps (0.8) (0.3) Change in projected adjusted EBITDAaL CAGR1 Decrease by 5pps (1.6) (0.8) Increase by 5pps 2.3 1.8 Note: 1 Projected adjusted EBITDAaL CAGR is expressed asthe compound annual growth ratesin the initial five yearsfor all cash-generating units ofthe plans used forimpairmenttesting. Yearended31March2022 The disclosures below for the year ended 31 March 2022 are as previously disclosed in the 31 March 2022 Annual Report. The Group performsits annual impairmenttestfor goodwill and indefinite lived intangible assets at 31 March and when there is an indicator of impairment of an asset. At each reporting period date judgementis exercised bymanagement in determiningwhether any internal or external sources of information observed are indicative that the carrying amount of any of the Group’s cash-generating unitsis notrecoverable. As a large owner of infrastructure and consumer of energy, the Group has exposure to climate change related riskssuch as energy costincreases, asset damage and service disruption. The long range plans used in the Group’simpairmenttesting include forecast energy costs and other costs that are embedded in the planning processto deliver the Group’s zero carbon targets. The long range plans also include capital expenditure in relation to the Group’s use of durable and energy efficientinfrastructure and the costs of the Group’s extensive and ongoing network maintenance programme. Furthermore, the Groupwill continue to develop strong reactive initiativesto manage the unpredictable impacts of future climate-related risks. Climate change, therefore, has not had a material impact on the outcome of the Group’simpairmenttesting and the Groupwill continue to refine its approach tomodelling climate-related risks and opportunitiesin the value in use calculations. Asthe war in Ukraine continues, itis challenging to predictthe full extent and duration of itsimpact on the economy and the Group’s businesses. However, to assess a potential impact of this on the Group’simpairmenttesting, management prepared scenario analysis based on adjustmentsto the long range plansfor high level estimates of marketrisksimpacted by the war. This analysis did notindicate a risk of impairment at 31 March 2022. Managementwill update the cash flows and assumptions used in the Group’simpairment testing atfuture reporting dateswith latest best estimates. No impairmentswere recognised forthe Group’s cash-generating units during the year to 31 March 2022. Valueinuse assumptions The table below shows key assumptions used in the value in use calculations, and separately presented cash-generating unitsfor which the carrying amount of goodwill issignificantin comparison with the Group’stotal carrying amount of goodwill: Assumptions used in value in use calculations Germany Italy Vantage Towers Germany Other % % % % Pre-tax discount rate 7.4 9.3 6.1 6.2-22.5 Long-term growth rate 0.5 1.5 1.5 1.0-8.9 Projected adjusted EBITDAaL CAGR1 (0.1) (0.2) 11.0 (5.4)-13.0 Projected capital expenditure2 19.6-21.8 15.0-16.3 32.0-62.1 10.0-51.4 Notes: 1 Projected adjusted EBITDAaL CAGR is expressed asthe compound annual growth ratesin the initial five yearsfor all cash-generating units ofthe plans used forimpairment testing. Forthe purposes ofthis disclosure, Italy’s adjusted EBITDAaL forthe year ended 31 March 2022 excludesthe TIM settlement. 2 Projected capital expenditure,which excludeslicences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five yearsfor all cash-generating units ofthe plans used forimpairmenttesting. 142 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 4.Impairmentlosses(continued) For the Group’s operationsin Italy and Spain management has prepared the following sensitivity analysisfor changesin pre-tax discount rate and projected adjusted EBITDAaL CAGR1 assumptions. The associated impact of the change in each key assumption does not consider any consequential impact on other assumptions used in the impairmentreview. Recoverable amount less carrying value Italy Spain €bn €bn Base case as at 31 March 2023 0.2 0.4 Change in pre-tax discount rate Decrease by 1pps 1.4 1.3 Increase by 1pps (0.8) (0.3) Change in projected adjusted EBITDAaL CAGR1 Decrease by 5pps (1.6) (0.8) Increase by 5pps 2.3 1.8 Note: 1 Projected adjusted EBITDAaL CAGR is expressed asthe compound annual growth ratesin the initial five yearsfor all cash-generating units ofthe plans used forimpairmenttesting. Yearended31March2022 The disclosures below for the year ended 31 March 2022 are as previously disclosed in the 31 March 2022 Annual Report. The Group performsits annual impairmenttestfor goodwill and indefinite lived intangible assets at 31 March and when there is an indicator of impairment of an asset. At each reporting period date judgementis exercised bymanagement in determiningwhether any internal or external sources of information observed are indicative that the carrying amount of any of the Group’s cash-generating unitsis notrecoverable. As a large owner of infrastructure and consumer of energy, the Group has exposure to climate change related riskssuch as energy costincreases, asset damage and service disruption. The long range plans used in the Group’simpairmenttesting include forecast energy costs and other costs that are embedded in the planning processto deliver the Group’s zero carbon targets. The long range plans also include capital expenditure in relation to the Group’s use of durable and energy efficientinfrastructure and the costs of the Group’s extensive and ongoing network maintenance programme. Furthermore, the Groupwill continue to develop strong reactive initiativesto manage the unpredictable impacts of future climate-related risks. Climate change, therefore, has not had a material impact on the outcome of the Group’simpairmenttesting and the Groupwill continue to refine its approach tomodelling climate-related risks and opportunitiesin the value in use calculations. Asthe war in Ukraine continues, itis challenging to predictthe full extent and duration of itsimpact on the economy and the Group’s businesses. However, to assess a potential impact of this on the Group’simpairmenttesting, management prepared scenario analysis based on adjustmentsto the long range plansfor high level estimates of marketrisksimpacted by the war. This analysis did notindicate a risk of impairment at 31 March 2022. Managementwill update the cash flows and assumptions used in the Group’simpairment testing atfuture reporting dateswith latest best estimates. No impairmentswere recognised forthe Group’s cash-generating units during the year to 31 March 2022. Valueinuse assumptions The table below shows key assumptions used in the value in use calculations, and separately presented cash-generating unitsfor which the carrying amount of goodwill issignificantin comparison with the Group’stotal carrying amount of goodwill: Assumptions used in value in use calculations Germany Italy Vantage Towers Germany Other % % % % Pre-tax discount rate 7.4 9.3 6.1 6.2-22.5 Long-term growth rate 0.5 1.5 1.5 1.0-8.9 Projected adjusted EBITDAaL CAGR1 (0.1) (0.2) 11.0 (5.4)-13.0 Projected capital expenditure2 19.6-21.8 15.0-16.3 32.0-62.1 10.0-51.4 Notes: 1 Projected adjusted EBITDAaL CAGR is expressed asthe compound annual growth ratesin the initial five yearsfor all cash-generating units ofthe plans used forimpairment testing. Forthe purposes ofthis disclosure, Italy’s adjusted EBITDAaL forthe year ended 31 March 2022 excludesthe TIM settlement. 2 Projected capital expenditure,which excludeslicences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five yearsfor all cash-generating units ofthe plans used forimpairmenttesting. Sensitivity analysis The estimated recoverable amounts of the Group’s operationsin Germany, Italy, the UK and Spain exceed their carrying values by €7.3 billion, €0.4 billion, €1.3 billion and €0.1 billion respectively. However, if the assumptions used in the impairmentreviewwere changed to a greater extentthan as presented in the following table, the changeswould, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2022. Change required for carrying value to equal recoverable amount Germany Italy UK Spain pps pps pps pps Pre-tax discount rate 1.4 0.3 1.3 0.1 Long-term growth rate (1.4) (0.3) (1.5) (0.1) Projected adjusted EBITDAaL CAGR1 (4.1) (0.9) (3.1) (0.4) Projected capital expenditure2 12.6 1.8 4.3 0.5 For the Group’s operationsin Germany, Italy, the UK and Spain management has considered the following reasonably possible changesin pre-tax discountrate, long-termgrowth rate and projected adjusted EBITDAaL CAGR1 assumptions, leaving all other assumptions unchanged. The sensitivity analysis presented is prepared on the basisthatthe reasonably possible change in each key assumption would not have a consequential impact on other assumptions used in the impairmentreview. The associated impact on the impairment assessment is presented in the table below. Management has concluded that no reasonably possible or foreseeable change in projected capital expenditure2 would cause the difference between the carrying value and recoverable amountfor any cash generating unitto be materially differentto the base case disclosed below. Recoverable amount less carrying value Germany Italy UK Spain €bn €bn €bn €bn Base case as at 31 March 2022 7.3 0.4 1.3 0.1 Change in pre-tax discount rate Decrease by 1pps 14.9 1.7 2.8 1.0 Increase by 1pps 1.7 (0.7) 0.3 (0.6) Change in long-term growth rate Decrease by 1pps 1.6 (0.6) 0.4 (0.5) Increase by 1pps 15.6 1.7 2.8 0.9 Change in projected adjusted EBITDAaL CAGR1 Decrease by 5pps (1.4) (1.6) (0.7) (1.1) Increase by 5pps 17.9 2.8 3.8 1.5 Note: 1 Projected adjusted EBITDAaL CAGR is expressed asthe compound annual growth ratesin the initial five yearsfor all cash-generating units ofthe plans used forimpairmenttesting. Forthe purposes ofthis disclosure, Italy’s adjusted EBITDAaL forthe year ended 31 March 2022 excludesthe TIM settlement. 2 Projected capital expenditure,which excludeslicences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five yearsfor all cash-generating units ofthe plans used forimpairmenttesting. Yearended31March2021 The disclosures below for the year ended 31 March 2021 are as previously disclosed in the 31 March 2021 Annual Report. Following the carve-out of Vodafone’stower infrastructure to Vantage Towers A.G. (‘Vantage Towers’) during the year in Germany, Spain, Portugal, Ireland, Greece, Romania, Czech Republic andHungary and the acquisitions by Vantage Towers of Vodafone UK’s 50% shareholding in Cornerstone TelecommunicationsInfrastructure Limited (‘CTIL’) and the remaining shareholding in the Vantage Towers Greece, management considers Vodafone’s operating companies and Vantage Tower’s operating companiesin the affected geographical areasto represent two cash-generating unitsfor the purpose of impairmenttesting as at 31 March 2021. Vodafone’sinvestment in Infrastrutture WirelessItaliane S.p.A. (‘INWIT’) was also transferred to Vantage Towers during the year. Goodwill has been allocated on a relative values basisto the Vantage Towers cash-generating units, where applicable, as part of the tower business carve outfrom Vodafone’s operations. The cash-generating units described below relate to Vodafone’smobile and fixed line trading businesses, unless otherwise indicated as being part of Vantage Towers. Valueinuse assumptions The table below shows key assumptions used in the value in use calculations. Assumptions used in value in use calculation Germany Italy Spain Ireland Romania Vantage Towers Germany % % % % % % Pre-tax discount rate 7.4 10.5 9.2 7.7 9.9 6.0 Long-term growth rate 0.5 0.5 0.5 0.5 1.0 1.5 Projected adjusted EBITDAaL CAGR1 1.2 2.1 4.9 0.5 0.9 8.4 Projected capital expenditure2 19.7-21.5 14.4-15.9 15.7-17.6 12.6-15.1 12.3-15.2 39.1-56.2 Notes: 1 Projected adjusted EBITDAaL CAGR is expressed asthe compound annual growth ratesin the initial five yearsfor all cash-generating units ofthe plans used forimpairmenttesting. A pro-rata adjustment has beenmade to true-up 31 March 2021 adjusted EBITDAaL to a full yearwhere the towers business carve-out occurred during the year. 2 Projected capital expenditure,which excludeslicences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five yearsfor all cash-generating units ofthe plans used forimpairmenttesting. 143 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 4.Impairmentlosses(continued) Sensitivity analysis The estimated recoverable amounts of the Group’s operationsin Germany, Italy, Spain, Ireland, Romania and Vantage Towers Germany exceed their carrying values by €7.4 billion, €0.6 billion, €0.3 billion, €0.1 billion, €0.1 billion and €3.5 billion,respectively. If the assumptions used in the impairmentreview were changed to a greater extent than as presented in the following table, the changeswould, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2021. Change required for carrying value to equal recoverable amount Germany Italy Spain Ireland Romania Vantage Towers Germany pps pps pps pps pps pps Pre-tax discount rate 1.3 0.7 0.4 0.7 0.7 5.2 Long-term growth rate (1.3) (0.8) (0.5) (0.7) (0.9) (4.9) Projected adjusted EBITDAaL CAGR1 (4.0) (1.5) (1.5) (1.6) (1.9) (19.3) Projected capital expenditure2 12.7 3.0 1.6 2.8 1.9 162.6 Management considered the following reasonably possible changesin key assumptionsfor projected adjusted EBITDAaL CAGR1 and long-term growth rate, leaving all other assumptions unchanged. Consistentwith the prior year, and due to the uncertainty of future COVID-19 impacts, management’srange ofreasonably possible changesin projected adjusted EBITDAaL CAGR1 is plus or minus 5 percentage points(2020: +/- 5 percentage points). The sensitivity analysis presented is prepared on the basisthatthe reasonably possible change in each key assumption would not have a consequential impact on other assumptions used in the impairmentreview. The associated impact on the impairment assessment is presented in the table below. Management believesthat no reasonably possible or foreseeable change in the pre-tax discountrate or projected capital expenditure2 would cause the difference between the carrying value and recoverable amountfor any cash-generating unitto be materially differentfrom the base case disclosed below. Recoverable amount less carrying value Germany Italy Spain Ireland Romania Vantage Towers Germany €bn €bn €bn €bn €bn €bn Base case as at 31 March 2021 7.4 0.6 0.3 0.1 0.1 3.5 Change in projected adjusted EBITDAaL CAGR1 Decrease by 5pps (1.6) (1.3) (0.6) (0.2) (0.1) 2.4 Increase by 5pps 18.2 2.9 1.4 0.5 0.3 5.0 Change in long-term growth rate Decrease by 1pps 1.5 (0.1) (0.3) – – 2.2 Increase by 1pps 16.0 1.6 1.0 0.3 0.2 6.1 The carrying valuesfor Vodafone UK, Portugal, Czech Republic, andHungary include goodwill arising fromacquisitions and/or the purchase of operating licences orspectrum rights. The recoverable amountsfor these operating companies are also notmaterially greater than their carrying values and accordingly are disclosed below. If the assumptions used in the impairmentreview were changed to a greater extentthan as presented in the following table, the changes would, in isolation, lead to an impairmentloss being recognised in the year ended 31 March 2021. Change required for carrying value to equal recoverable amount UK Portugal Czech Republic Hungary pps pps pps pps Pre-tax discount rate 0.8 0.9 1.2 0.3 Long-term growth rate (0.8) (1.0) (1.3) (0.4) Projected adjusted EBITDAaL CAGR1 (1.7) (2.2) (3.0) (0.7) Projected capital expenditure2 2.5 3.7 7.5 1.5 Notes: 1 Projected adjusted EBITDAaL CAGR is expressed asthe compound annual growth ratesin the initial five yearsfor all cash-generating units ofthe plans used forimpairment testing. A pro-rata adjustment has beenmade to true up 31 March 2021 adjusted EBITDAaL to a full yearwhere the towers business carve-out occurred during the year. 2 Projected capital expenditure,which excludeslicences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five yearsfor all cash-generating units ofthe plans used forimpairmenttesting. 144 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 4.Impairmentlosses(continued) Sensitivity analysis The estimated recoverable amounts of the Group’s operationsin Germany, Italy, Spain, Ireland, Romania and Vantage Towers Germany exceed their carrying values by €7.4 billion, €0.6 billion, €0.3 billion, €0.1 billion, €0.1 billion and €3.5 billion,respectively. If the assumptions used in the impairmentreview were changed to a greater extent than as presented in the following table, the changeswould, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2021. Change required for carrying value to equal recoverable amount Germany Italy Spain Ireland Romania Vantage Towers Germany pps pps pps pps pps pps Pre-tax discount rate 1.3 0.7 0.4 0.7 0.7 5.2 Long-term growth rate (1.3) (0.8) (0.5) (0.7) (0.9) (4.9) Projected adjusted EBITDAaL CAGR1 (4.0) (1.5) (1.5) (1.6) (1.9) (19.3) Projected capital expenditure2 12.7 3.0 1.6 2.8 1.9 162.6 Management considered the following reasonably possible changesin key assumptionsfor projected adjusted EBITDAaL CAGR1 and long-term growth rate, leaving all other assumptions unchanged. Consistentwith the prior year, and due to the uncertainty of future COVID-19 impacts, management’srange ofreasonably possible changesin projected adjusted EBITDAaL CAGR1 is plus or minus 5 percentage points(2020: +/- 5 percentage points). The sensitivity analysis presented is prepared on the basisthatthe reasonably possible change in each key assumption would not have a consequential impact on other assumptions used in the impairmentreview. The associated impact on the impairment assessmentis presented in the table below. Management believesthat no reasonably possible or foreseeable change in the pre-tax discountrate or projected capital expenditure2 would cause the difference between the carrying value and recoverable amountfor any cash-generating unitto be materially differentfrom the base case disclosed below. Recoverable amount less carrying value Germany Italy Spain Ireland Romania Vantage Towers Germany €bn €bn €bn €bn €bn €bn Base case as at 31 March 2021 7.4 0.6 0.3 0.1 0.1 3.5 Change in projected adjusted EBITDAaL CAGR1 Decrease by 5pps (1.6) (1.3) (0.6) (0.2) (0.1) 2.4 Increase by 5pps 18.2 2.9 1.4 0.5 0.3 5.0 Change in long-term growth rate Decrease by 1pps 1.5 (0.1) (0.3) – – 2.2 Increase by 1pps 16.0 1.6 1.0 0.3 0.2 6.1 The carrying valuesfor Vodafone UK, Portugal, Czech Republic, andHungary include goodwill arising fromacquisitions and/or the purchase of operating licences orspectrum rights. The recoverable amountsfor these operating companies are also notmaterially greater than their carrying values and accordingly are disclosed below. If the assumptions used in the impairmentreview were changed to a greater extentthan as presented in the following table, the changes would, in isolation, lead to an impairmentloss being recognised in the year ended 31 March 2021. Change required for carrying value to equal recoverable amount UK Portugal Czech Republic Hungary pps pps pps pps Pre-tax discount rate 0.8 0.9 1.2 0.3 Long-term growth rate (0.8) (1.0) (1.3) (0.4) Projected adjusted EBITDAaL CAGR1 (1.7) (2.2) (3.0) (0.7) Projected capital expenditure2 2.5 3.7 7.5 1.5 Notes: 1 Projected adjusted EBITDAaL CAGR is expressed asthe compound annual growth ratesin the initial five yearsfor all cash-generating units ofthe plans used forimpairment testing. A pro-rata adjustment has beenmade to true up 31 March 2021 adjusted EBITDAaL to a full yearwhere the towers business carve-out occurred during the year. 2 Projected capital expenditure,which excludeslicences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five yearsfor all cash-generating units ofthe plans used forimpairmenttesting. 5.Investmentincome andfinancingcosts Investment income comprisesinterest received from short-term investments and other receivables. Financing costs mainly arise from interest due on bonds and commercial paper issued, bank loans and the results of hedging transactions used tomanage foreign exchange and interest ratemovements. Re-presented1 Re-presented1 2023 2022 2021 €m €m €m Investment income Financial assets measured at amortised cost 212 249 221 Financial assets measured at fair value through profit and loss 36 5 24 248 254 245 Financing costs Financial liabilities measured at amortised cost Bonds 1,711 1,546 1,722 Lease liabilities 436 398 374 Bank loans and other liabilities2 430 469 463 Interest on derivatives (561) (428) (485) Mark-to-market on derivatives (423) (341) (1,070) Financial assets measured at fair value through profit and loss – 36 – Foreign exchange 135 284 23 1,728 1,964 1,027 Net financing costs 1,480 1,710 782 Notes: 1 The resultsforthe years ended 31March 2022 and 31 March 2021 have been re-presented to reflectthatIndus Towers Limited is no longerreported as held forsale. In the year ended 31 March 2021, investmentincome has decreased by €85 million compared to the amount previously reported. There is no impact on the amount previously reported forthe year ended 31 March 2022. See note 7 ‘Discontinued operations and assets held forsale’ formore information. 2 Interest capitalised forthe year ended 31 March 2023was €5million (2022: €17 million, 2021: €17 million). 145 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 6.Taxation This note explains how our Group tax charge arises. The deferred taxsection ofthe note also providesinformation on our expected future tax charges and sets out the tax assets held acrossthe Group together with our view onwhether or notwe expect to be able tomake use of these in the future. Accounting policies Income tax expense representsthe sum of the current and deferred taxes. Currenttax payable or recoverable is based on taxable profitfor the year. Taxable profit differsfrom profit asreported in the income statement because some items of income or expense are taxable or deductible in different years or may never be taxable or deductible. The Group’sliability for current taxis calculated using taxrates and lawsthat have been enacted orsubstantively enacted by the reporting period date. The Group recognises provisionsfor uncertain tax positionswhen the Group has a present obligation as a result of a past event and management judge thatitis probable thatthere will be a future outflow of economic benefitsfrom the Group to settle the obligation. Uncertain tax positions are assessed and measured on an issue by issue basis within the jurisdictionsthatwe operate either using management’s estimate of the most likely outcome where the issues are binary, or the expected value approach where the issues have a range of possible outcomes. The Group recognises interest on late paid taxes as part of financing costs, and any penalties, if applicable, as part of the income tax expense. Deferred taxisthe tax expected to be payable or recoverable in the future arising from temporary differences between the carrying amounts of assets and liabilitiesin the financialstatements and the corresponding tax bases used in the computation of taxable profit. Itis accounted for using the statement of financial position liability method. Deferred taxliabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extentthat itis probable thattemporary differences or taxable profitswill be available against which deductible temporary differences can be utilised. Such assets and liabilities are notrecognised if the temporary difference arisesfrom the initial recognition (other than in a business combination) of assets and liabilitiesin a transaction that affects neither the taxable profit nor the accounting profit. Deferred taxliabilities are not recognised to the extent they arise from the initial recognition of non-tax deductible goodwill. Deferred taxliabilities are recognised for taxable temporary differences arising on investmentsin subsidiaries and associates, and interestsin joint arrangements, exceptwhere the Group is able to control the reversal of the temporary difference and itis probable thatthe temporary difference will notreverse in the foreseeable future. The carrying amount of deferred tax assetsisreviewed at each reporting period date and adjusted to reflect changesin the Group’s assessment that sufficienttaxable profitswill be available to allowall or part of the assetto be recovered. Deferred taxis calculated atthe taxratesthat are expected to apply in the period when the liability issettled or the assetrealised, based on taxrates that have been enacted orsubstantively enacted by the reporting period date. Tax assets and liabilities are offsetwhen there is a legally enforceable rightto set off current tax assets against currenttaxliabilities and when they either relate to income taxeslevied by the same taxation authority on either the same taxable entity or on differenttaxable entities which intend to settle the currenttax assets and liabilities on a net basis. Taxis charged or credited to the income statement, exceptwhen itrelatesto items charged or credited to other comprehensive income or directly to equity, in which case the taxisrecognised in other comprehensive income or in equity. Income tax expense 2023 2022 2021 €m €m €m United Kingdom corporation tax expense: Current year 4 22 24 Adjustments in respect of prior years 4 17 3 8 39 27 Overseas current tax expense/(credit): Current year 924 993 872 Adjustments in respect of prior years (26) 81 (30) 898 1,074 842 Total current tax expense 906 1,113 869 Deferred tax on origination and reversal of temporary differences: United Kingdom deferred tax (71) (791) (94) Overseas deferred tax (354) 1,008 3,089 Total deferred tax (credit)/expense (425) 217 2,995 Total income tax expense 481 1,330 3,864 146 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 6.Taxation This note explains how our Group tax charge arises. The deferred taxsection ofthe note also providesinformation on our expected future tax charges and sets out the tax assets held acrossthe Group together with our view onwhether or notwe expect to be able tomake use of these in the future. Accounting policies Income tax expense representsthe sum of the current and deferred taxes. Currenttax payable or recoverable is based on taxable profitfor the year. Taxable profit differsfrom profit asreported in the income statement because some items of income or expense are taxable or deductible in different years or may never be taxable or deductible. The Group’sliability for current taxis calculated using taxrates and lawsthat have been enacted orsubstantively enacted by the reporting period date. The Group recognises provisionsfor uncertain tax positionswhen the Group has a present obligation as a result of a past event and management judge that itis probable thatthere will be a future outflow of economic benefitsfrom the Group to settle the obligation. Uncertain tax positions are assessed and measured on an issue by issue basis within the jurisdictionsthatwe operate either using management’s estimate of the mostlikely outcome where the issues are binary, or the expected value approach where the issues have a range of possible outcomes. The Group recognises interest on late paid taxes as part of financing costs, and any penalties, if applicable, as part of the income tax expense. Deferred taxisthe tax expected to be payable or recoverable in the future arising from temporary differences between the carrying amounts of assets and liabilitiesin the financialstatements and the corresponding tax bases used in the computation of taxable profit. Itis accounted for using the statement of financial position liability method. Deferred taxliabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extentthat itis probable thattemporary differences or taxable profitswill be available against which deductible temporary differences can be utilised. Such assets and liabilities are notrecognised if the temporary difference arisesfrom the initial recognition (other than in a business combination) of assets and liabilitiesin a transaction that affects neither the taxable profit nor the accounting profit. Deferred taxliabilities are notrecognised to the extent they arise from the initial recognition of non-tax deductible goodwill. Deferred taxliabilities are recognised for taxable temporary differences arising on investmentsin subsidiaries and associates, and interestsin joint arrangements, exceptwhere the Group is able to control the reversal of the temporary difference and itis probable thatthe temporary difference will notreverse in the foreseeable future. The carrying amount of deferred tax assetsisreviewed at each reporting period date and adjusted to reflect changesin the Group’s assessmentthat sufficienttaxable profitswill be available to allowall or part of the assetto be recovered. Deferred taxis calculated atthe taxratesthat are expected to apply in the period when the liability issettled or the assetrealised, based on taxrates that have been enacted orsubstantively enacted by the reporting period date. Tax assets and liabilities are offsetwhen there is a legally enforceable rightto set off current tax assets against currenttaxliabilities and when they either relate to income taxeslevied by the same taxation authority on either the same taxable entity or on differenttaxable entities which intend to settle the currenttax assets and liabilities on a net basis. Taxis charged or credited to the income statement, exceptwhen itrelatesto items charged or credited to other comprehensive income or directly to equity, in which case the taxisrecognised in other comprehensive income or in equity. Income tax expense 2023 2022 2021 €m €m €m United Kingdom corporation tax expense: Current year 4 22 24 Adjustments in respect of prior years 4 17 3 8 39 27 Overseas current tax expense/(credit): Current year 924 993 872 Adjustments in respect of prior years (26) 81 (30) 898 1,074 842 Total current tax expense 906 1,113 869 Deferred tax on origination and reversal of temporary differences: United Kingdom deferred tax (71) (791) (94) Overseas deferred tax (354) 1,008 3,089 Total deferred tax (credit)/expense (425) 217 2,995 Total income tax expense 481 1,330 3,864 Tax charged/(credited) directly to other comprehensive income 2023 2022 2021 €m €m €m Current tax 3 – (17) Deferred tax 304 648 (1,009) Total tax charged/(credited) directly to other comprehensive income 307 648 (1,026) Tax charged/(credited) directly to equity 2023 2022 2021 €m €m €m Deferred tax 6 – (2) Total tax charged/(credited) directly to equity 6 – (2) Factors affecting the tax expense for the year The table below explains the differences between the expected tax expense, being the aggregate of the Group’s geographical split of profits multiplied by the relevant local tax rates and the Group’s total tax expense for each year. Re-presented1 Re-presented1 2023 2022 2021 €m €m €m Continuing profit before tax as shown in the consolidated income statement 12,816 4,103 4,347 Aggregated expected income tax expense 3,848 1,231 1,111 Impairment loss with no tax effect 18 – – Disposal of Group investments2 (2,918) (8) (332) Effect of taxation of associates and joint ventures, reported within profit before tax (125) (111) 69 Deferred tax (credit)/charge following revaluation of investments in Luxembourg (393) 1,455 2,120 Previously unrecognised temporary differences we expect to use in the future, including in Luxembourg (16) (708) (45) Previously recognised temporary differences and losses we no longer expect to use in the future – 74 699 Current year temporary differences (including losses) that we currently do not expect to use 207 116 170 Adjustments in respect of prior year tax liabilities (35) 13 (10) Impact of tax credits and irrecoverable taxes 80 74 90 Deferred tax on overseas earnings (6) 2 – Effect of current year changes in statutory tax rates on deferred tax balances3 35 (667) (45) Financing costs not (taxable)/deductible for tax purposes (27) 46 (62) Revaluation of assets for tax purposes in Turkey and Italy4 (338) (357) – Expenses not deductible for tax purposes 151 170 99 Income tax expense 481 1,330 3,864 Notes: 1 Amountsforthe years ended 31 March 2022 and 31 March 2021 have been re-presented to reflectthatIndus Towers Limited is no longerreported as held forsale. See note 7 ‘Discontinued operations and assets held forsale’ formore information. 2 2023 relatesto the change in consolidation status ofVantage Towers and the tax exempt disposals of Vodafone Hungary and Vodafone Ghana. 2021 includesthe tax exempt gainsrelating to the TPGTelecomLimitedmergerin Australia and Indus Towers Limited in India.. 3 2022 includesthe increase in futureUK taxrate to 25%. 4 2023 relatesto a step of assetsfortax purposesin Turkey. 2022 relatesto step up of assetsfortax purposesin Italy and Turkey 147 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 6.Taxation(continued) Deferred tax Analysis of movements in the net deferred tax asset balance during the year: €m 1 April 2022 18,569 Foreign exchange movements (59) Credited the income statement 425 Charged directly to OCI (304) Charged directly to equity (6) Impact of hyperinflation accounting (191) Arising on acquisitions and disposals 111 31 March 20231 18,545 Deferred tax assets and liabilities, before offset of balances within countries, are as follows: Amount Net credited/ recognised (expensed) Gross Gross Less deferred tax in income deferred deferred tax amounts asset/ statement tax asset liability unrecognised (liability) €m €m €m €m €m Accelerated tax depreciation 136 2,761 (1,426) (47) 1,288 Intangible assets 324 630 (1,495) 15 (850) Tax losses (78) 28,035 – (9,540) 18,495 Treasury related items 2 623 (717) (588) (682) Temporary differences relating to revenue recognition (40) 19 (705) – (686) Temporary differences relating to leases 216 1,482 (1,054) (30) 398 Other temporary differences (135) 938 (296) (60) 582 31 March 20231 425 34,488 (5,693) (10,250) 18,545 Analysed in the balance sheet, after offset of balances within countries, as: €m Deferred tax asset 19,316 Deferred tax liability (771) 31 March 20231 18,545 At 31 March 2022, deferred tax assets and liabilities, before offset of balances within countries, were as follows: Amount Net credited/ recognised (expensed) Gross Gross Less deferred tax in income deferred deferred tax amounts asset/ statement tax asset liability unrecognised (liability) €m €m €m €m €m Accelerated tax depreciation 672 2,589 (1,361) (58) 1,170 Intangible assets 643 666 (1,801) 11 (1,124) Tax losses (1,450) 28,977 – (10,341) 18,636 Treasury related items (90) 616 (372) (562) (318) Temporary differences relating to revenue recognition (9) 3 (666) – (663) Temporary differences relating to leases (3) 1,754 (1,577) – 177 Other temporary differences 20 1,148 (379) (78) 691 31 March 20221 (217) 35,753 (6,156) (11,028) 18,569 At 31 March 2022, analysed in the balance sheet, after offset of balances within countries, as: €m Deferred tax asset 19,089 Deferred tax liability (520) 31 March 20221 18,569 Note: 1 The Group does not discount deferred tax assets. Thisisin accordancewith IAS 12. 148 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 6.Taxation(continued) Deferred tax Analysis of movements in the net deferred tax asset balance during the year: €m 1 April 2022 18,569 Foreign exchange movements (59) Credited the income statement 425 Charged directly to OCI (304) Charged directly to equity (6) Impact of hyperinflation accounting (191) Arising on acquisitions and disposals 111 31 March 20231 18,545 Deferred tax assets and liabilities, before offset of balances within countries, are as follows: Amount Net credited/ recognised (expensed) Gross Gross Less deferred tax in income deferred deferred tax amounts asset/ statement tax asset liability unrecognised (liability) €m €m €m €m €m Accelerated tax depreciation 136 2,761 (1,426) (47) 1,288 Intangible assets 324 630 (1,495) 15 (850) Tax losses (78) 28,035 – (9,540) 18,495 Treasury related items 2 623 (717) (588) (682) Temporary differences relating to revenue recognition (40) 19 (705) – (686) Temporary differences relating to leases 216 1,482 (1,054) (30) 398 Other temporary differences (135) 938 (296) (60) 582 31 March 20231 425 34,488 (5,693) (10,250) 18,545 Analysed in the balance sheet, after offset of balances within countries, as: €m Deferred tax asset 19,316 Deferred tax liability (771) 31 March 20231 18,545 At 31 March 2022, deferred tax assets and liabilities, before offset of balances within countries, were as follows: Amount Net credited/ recognised (expensed) Gross Gross Less deferred tax in income deferred deferred tax amounts asset/ statement tax asset liability unrecognised (liability) €m €m €m €m €m Accelerated tax depreciation 672 2,589 (1,361) (58) 1,170 Intangible assets 643 666 (1,801) 11 (1,124) Tax losses (1,450) 28,977 – (10,341) 18,636 Treasury related items (90) 616 (372) (562) (318) Temporary differences relating to revenue recognition (9) 3 (666) – (663) Temporary differences relating to leases (3) 1,754 (1,577) – 177 Other temporary differences 20 1,148 (379) (78) 691 31 March 20221 (217) 35,753 (6,156) (11,028) 18,569 At 31 March 2022, analysed in the balance sheet, after offset of balances within countries, as: €m Deferred tax asset 19,089 Deferred tax liability (520) 31 March 20221 18,569 Note: 1 The Group does not discount deferred tax assets. Thisisin accordancewith IAS 12. Factorsaffectingthetax chargeinfutureyears The Group’sfuture tax charge, and effective taxrate, could be affected by several factorsincluding; taxreform in countries around the world, including any arising from the OECD’s or European Commission’swork on the taxation of the digital economy and European Commission initiatives such asthe MinimumTax directive or as a consequence ofstate aid investigations, future corporate acquisitions and disposals, any restructuring of our businesses and the resolution of open taxissues(see below). The Group isroutinely subjectto audit by tax authoritiesin the territoriesin which it operates. The Group considers each issue on itsmerits and, where appropriate, holds provisionsin respect of the potential taxliability thatmay arise. As at 31 March 2023,the Group holds provisionsforsuch potential liabilities of €412million (2022: €463 million). These provisionsrelate tomultiple issues, acrossthe jurisdictionsin which the Group operates. The reduction followsthe resolution of a number of disputes during the year. Asthe taximpact of a transaction can be uncertain until a conclusion isreached with the relevanttax authority or through a legal process, the amount ultimately paid may differ materially from the amount accrued and could therefore affectthe Group's overall profitability and cash flowsin future periods. See Note 29 ‘Contingent liabilities and legal proceedings’ to the consolidated financialstatements. The tables below presentthe gross amount and expiry dates of losses available for carry forward for the year ended 31 March 2023 and the comparative year ended 31 March 2022. Expiring Expiring within beyond 31 March 2023 5 years 6 years Unlimited Total €m €m €m €m Losses for which a deferred tax asset is recognised 15 59 78,967 79,041 Losses for which no deferred tax is recognised 306 15,649 18,321 34,276 321 15,708 97,288 113,317 Expiring Expiring within beyond 31 March 2022 5 years 6 years Unlimited Total €m €m €m €m Losses for which a deferred tax asset is recognised 19 259 79,848 80,126 Losses for which no deferred tax is recognised 334 13,162 23,928 37,424 353 13,421 103,776 117,550 Deferred taxassets onlosses in Luxembourg Included in the table above are losses of €65,232 million (2022: €65,348million) that have arisen in Luxembourg companies. A deferred tax asset of €16,269 million (2022: €16,298million) has been recognised in respect of these losses, aswe conclude itis probable that the Luxembourg entities will continue to generate taxable profitsin the future againstwhich we can utilise these losses. These taxlosses principally arose fromhistorical impairments, primarily following the acquisition of the Mannesmann Group in 2000. These losses also arose prior to the 2017 taxreform in Luxembourg and are available to carry forward indefinitely. In December 2022, the Group undertook an internalrestructuring which saw the Luxembourg companies dispose of their investmentsin the Group’s operating companies. Thisresulted in the Luxembourg holding companiesrecording a tax deductible loss on the disposal in the local GAAP financialstatements. The investments are valued for the local GAAP financialstatements using the Group’srecoverable value calculations(see Note 4 – 'Impairmentlosses') and the carrying values and valuationmethodology differsfrom the goodwill assessment for the Group’s consolidated financialstatements. Lossesincurred after the 2017 taxreform in Luxembourg expire after 17 years and are only used after any pre-existing losses. In the year ended 31 March 2023 the Luxembourg companiesincurred additional taxlosses of €2,608million following the disposals of their investmentsin the Group’s operating companies.No deferred tax asset isrecognised for these losses on the basisthatthey are notforecastto be used prior to the expiry of their 17 year life. In a periodwhere pre-existing taxlosses are not utilised due to impairments, the forecast utilisation timeframe extends by one year. Following the restructuring, the lossesin Luxembourg are no longer impacted by changesin the value of the Group’s operating companies and the recovery of the deferred tax assetwill be driven by the recurring profits ofthe Luxembourg companies. These recurring profits are derived from the Group’sinternal financing, centralised procurement and internationalroaming activities. These activities have consistently generated taxable profits of over €1 billion per annum throughout their existence. The Group hasreviewed the latest 5 year forecastsfor the Luxembourg companies, including their ability to continue to generate income beyond this period. The forecasts consider the impact of the currentmarket conditions on the existing financing activities, including the current view of interestrates, levels of intragroup financing, aswell asthe future profits generated from the procurement and roaming activities. This assessment also included a review of the commercialstructuressupporting the profits generated from these activities and considered the factors, under the Group’s control, which could impactthe ability of these activitiesto generate taxable profits. We have assessed thatthe current structure continuesto be sustainable under the taxlawssubstantively enacted atthe balance sheet date and the Group’sintentionsto keep these activitiesin Luxembourg remains unchanged. 149 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 6.Taxation(continued) Based on the currentforecasts, €4,518 million (2022: €3,546 million) of the deferred tax asset isforecastto be used within the next 10 years, and €8,742 million (2022: €6,953 million) used within 20 years. The losses are projected to be fully utilised over the next 35 to 39 years. The decrease in the recovery period over the prior year is principally a result of higher interestrates, driving margins up on existing financing activities. In the year ended 31 March 2022 these same factors alsomeant the Group recognised €699 million of previously unrecognised deferred tax asset asthe forecasts produced atthattime, which reflected the same factors discussed above,showed these losseswill be used within 60 years. The Group did not previously recognise the asset asthe losseswere forecastto be used beyond 60 years. An increase or decrease in the forecastincome in Luxembourg in each year of 5%-10% would change the period over which the losses will be fully utilised by 2 to 4 years. The Group usesthese differentscenarios of forecastincome to understand the impactthat a change in interestrates or level of debt advanced by the Luxembourg companies could have on the recovery period of the losses. Any future changesin taxlaw, including those driven by OECD, EU or domestic taxreforms or the structure of the Group could have a significant effect on the use of the Luxembourg losses, including the period over which these losses can be utilised. The Group has continued tomonitor developmentsrelating to OECD’s Pillar 2 rules, including reviewing the administrative guidance published in December 2022 and does not anticipate a significantimpact on its ability to continue to use our lossesin Luxembourg. On the basisthatfuture changesin taxlaws are unknown, the profit forecasts assume that existing taxlaws continue. Based on the above factorsthe Group concludesthatitis probable thatthe Luxembourg companieswill continue to generate taxable profitsin the future against which itwill use these losses. In addition to the above, €15,925million (2022; €13,298 million) of the Group’s Luxembourg losses expire after 11-17 years and no deferred tax assetisrecognised astheywill expire before we can use these losses. The remaining losses do not expire. We also have €9,136 million (2022: €9,136 million) of Luxembourg lossesin a former Cable& Wireless Worldwide Group company, for which no deferred tax asset has been recognised asitis uncertainwhether these losseswill be utilised. Deferred taxassets onlosses inGermany The Group hastaxlosses of €12,932million (2022: €13,955 million) in Germany arising on the write down of investmentsin Germany in 2000. The losses are available to use against both German federal and trade taxliabilities and they do not expire. A deferred tax asset of €2,021 million (2022: €2,170 million) has been recognised in respect of these losses aswe conclude itis probable thatthe German businesswill continue to generate taxable profitsin the future againstwhich we can utilise these losses. The Group hasreviewed the latestforecastsfor the German businesswhich incorporate the unsystematic risks of operating in the telecommunications business(see Note 4 ‘Impairmentlosses’). In the period beyond the 5 year forecastwe have reviewed the profitsinherent in the terminal period and based on these and our expectationsfor the German businesswe believe it is probable the German losseswill be fully utilised. Based on the currentforecaststhe losseswill be fully utilised over the next 4 to 9 years. A 5%-10% change in the forecast profits of the German businesswould alter the utilisation period by 1 year. Deferred taxassets in Italy The Group has a recognised deferred tax asset of €425 million (2022: €411 million), including €152 million (2022: €71 million)relating to taxlosses in Italy. The Italian business has historically been profitable and isforecasted to return to profitability, absentthe tax deductions arising from the revaluation of assets undertaken in the year ended 31 March 2022, in the shortterm. The Group hasreviewed the latestforecastsfor the Italian business which incorporate the unsystematic risks of operating in the telecommunications business(see Note 4 ‘Impairmentlosses’). In the period beyond the 5 year forecastwe have reviewed the profitsinherentin the terminal period and based on these and our expectationsfor the Italian business we believe itis probable the Italian losses will be fully utilised. Deferred taxassets onlosses in Spain The Group hastaxlosses of €5,130million (2022: €4,627 million) which are available to offset againstthe future profits of the Grupo Corporativo ONO business. The losses do not expire, and no deferred tax assetisrecognised for these losses due to the trading environmentin Spain. Othertax losses The Group haslosses amounting to €2,377 million (2022: €8,444 million) in respect of UK subsidiarieswhich are only available for offset against future capital gains and since itis uncertain whether these losseswill be utilised, no deferred tax asset has been recognised, asin the prior year. The lossesreduced following the dissolution of a UK holding company which held capital losses. The remaining lossesrelate to a number of other jurisdictions acrossthe Group. There are also €2,443 million (2022: €2,365 million) of unrecognised temporary differencesrelating to treasury items and other items. Impactof climate risks The recovery of the Group’s deferred tax assetsis dependent on itsforecasts of future profitability and the climate related risks have been considered in the Group’s assessment of the recovery of those assets(see Note 4 ‘Impairmentlosses’). The Group does not expect the climate related risksto have an impact on the ability of Luxembourg to continue to provide the internal financing, procurement, and roaming activitiesto other members of the Group. Unremittedearnings No deferred taxliability has been recognised in respect of a further €26,371 million (2022: €8,599 million) of unremitted earnings ofsubsidiaries because the Group is able to controlthe timing of the reversal of the temporary difference, and itis probable thatsuch differences will notreverse in the foreseeable future. Itis not practicable to estimate the amount of unrecognised deferred taxliabilitiesin respect of these unremitted earnings. 150 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 6.Taxation(continued) Based on the currentforecasts, €4,518 million (2022: €3,546 million) of the deferred tax asset isforecastto be used within the next 10 years, and €8,742 million (2022: €6,953 million) used within 20 years. The losses are projected to be fully utilised over the next 35 to 39 years. The decrease in the recovery period over the prior year is principally a result of higher interestrates, driving margins up on existing financing activities. In the year ended 31 March 2022 these same factors alsomeant the Group recognised €699 million of previously unrecognised deferred tax asset asthe forecasts produced atthattime, which reflected the same factors discussed above,showed these losseswill be used within 60 years. The Group did not previously recognise the asset asthe losseswere forecastto be used beyond 60 years. An increase or decrease in the forecastincome in Luxembourg in each year of 5%-10% would change the period over which the losses will be fully utilised by 2 to 4 years. The Group usesthese differentscenarios of forecastincome to understand the impactthat a change in interestrates or level of debt advanced by the Luxembourg companies could have on the recovery period of the losses. Any future changesin taxlaw, including those driven by OECD, EU or domestic taxreforms or the structure of the Group could have a significant effect on the use of the Luxembourg losses, including the period over which these losses can be utilised. The Group has continued tomonitor developmentsrelating to OECD’s Pillar 2 rules, including reviewing the administrative guidance published in December 2022 and does not anticipate a significantimpact on its ability to continue to use our lossesin Luxembourg. On the basisthatfuture changesin taxlaws are unknown, the profit forecasts assume that existing taxlaws continue. Based on the above factorsthe Group concludesthatitis probable thatthe Luxembourg companies will continue to generate taxable profitsin the future against which itwill use these losses. In addition to the above, €15,925million (2022; €13,298 million) of the Group’s Luxembourg losses expire after 11-17 years and no deferred tax assetisrecognised astheywill expire before we can use these losses. The remaining losses do not expire. We also have €9,136 million (2022: €9,136 million) of Luxembourg lossesin a former Cable& Wireless Worldwide Group company, for which no deferred tax asset has been recognised asitis uncertainwhether these losseswill be utilised. Deferred taxassets onlosses inGermany The Group hastaxlosses of €12,932million (2022: €13,955 million) in Germany arising on the write down of investmentsin Germany in 2000. The losses are available to use against both German federal and trade taxliabilities and they do not expire. A deferred tax asset of €2,021 million (2022: €2,170 million) has been recognised in respect of these losses aswe conclude itis probable thatthe German businesswill continue to generate taxable profitsin the future againstwhich we can utilise these losses. The Group hasreviewed the latestforecastsfor the German businesswhich incorporate the unsystematic risks of operating in the telecommunications business(see Note 4 ‘Impairmentlosses’). In the period beyond the 5 year forecast we have reviewed the profitsinherent in the terminal period and based on these and our expectationsfor the German businesswe believe it is probable the German losseswill be fully utilised. Based on the currentforecaststhe losseswill be fully utilised over the next 4 to 9 years. A 5%-10% change in the forecast profits of the German businesswould alter the utilisation period by 1 year. Deferred taxassets in Italy The Group has a recognised deferred tax asset of €425 million (2022: €411 million), including €152 million (2022: €71 million)relating to taxlosses in Italy. The Italian business has historically been profitable and isforecasted to return to profitability, absentthe tax deductions arising from the revaluation of assets undertaken in the year ended 31 March 2022, in the shortterm. The Group hasreviewed the latestforecastsfor the Italian business which incorporate the unsystematic risks of operating in the telecommunications business(see Note 4 ‘Impairmentlosses’). In the period beyond the 5 year forecastwe have reviewed the profitsinherentin the terminal period and based on these and our expectationsfor the Italian business we believe itis probable the Italian losses will be fully utilised. Deferred taxassets onlosses in Spain The Group hastaxlosses of €5,130million (2022: €4,627 million) which are available to offset againstthe future profits of the Grupo Corporativo ONO business. The losses do not expire, and no deferred tax assetisrecognised for these losses due to the trading environmentin Spain. Othertax losses The Group haslosses amounting to €2,377 million (2022: €8,444 million) in respect of UK subsidiarieswhich are only available for offset against future capital gains and since itis uncertain whether these losseswill be utilised, no deferred tax asset has been recognised, asin the prior year. The lossesreduced following the dissolution of a UK holding company which held capital losses. The remaining lossesrelate to a number of other jurisdictions acrossthe Group. There are also €2,443 million (2022: €2,365 million) of unrecognised temporary differencesrelating to treasury items and other items. Impactof climate risks The recovery of the Group’s deferred tax assetsis dependent on itsforecasts of future profitability and the climate related risks have been considered in the Group’s assessment of the recovery of those assets(see Note 4 ‘Impairmentlosses’). The Group does not expect the climate related risksto have an impact on the ability of Luxembourg to continue to provide the internal financing, procurement, and roaming activitiesto other members of the Group. Unremittedearnings No deferred taxliability has been recognised in respect of a further €26,371 million (2022: €8,599 million) of unremitted earnings ofsubsidiaries because the Group is able to controlthe timing of the reversal of the temporary difference, and itis probable thatsuch differences will notreverse in the foreseeable future. Itis not practicable to estimate the amount of unrecognised deferred taxliabilitiesin respect of these unremitted earnings. 7.Discontinuedoperations andassetsheldfor sale The Group classifies certain of its assetsthat it expectsto dispose as either discontinued operations or as held forsale. The Group classifies non-current assets and assets and liabilitieswithin disposal groups(‘assets’) as held forsale if the assets are available immediately forsale in their present condition,managementis committed to a plan to sell the assets under usual terms, itis highly probable that their carrying amountswill be recovered principally through a sale transaction rather than through continuing use and the sale is expected to be completed within one year from the date of the initial classification. Assets and liabilities classified as held forsale are presented separately as current itemsin the consolidated statement of financial position and are measured atthe lower of their carrying amount and fair value less coststo sell. Property, plant and equipment and intangible assets are not depreciated or amortised once classified as held forsale. Similarly, equity accounting ceasesfor associates and joint ventures held forsale. Where operations constitute a separately reportable segment(see note 2 ‘Revenue disaggregation and segmental analysis’) and have been disposed of, or are classified as held forsale, the Group classifiessuch operations as discontinued. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after taxfrom discontinued operationsin the Group consolidated income statement. Discontinued operations are also excluded from segment reporting. All other notesto the financialstatementsinclude amountsfor continuing operations, unlessindicated otherwise. Discontinuedoperations The Group did not have any discontinued operationsin the year ended 31 March 2023 or the comparative years ended 31 March 2022 and 31 March 2021. Assetsheldfor sale ReclassificationofIndus Towers Limited In the consolidated financialstatementsfor the prior year ended 31 March 2022, the Group’s 21.0% interestin Indus Towers Limited wasreported within assets held forsale. Whilstthe Group remainsfocused on achieving a sale, the investmentis not assessed asmeeting the requirements of held forsale at 31 March 2023. Consequently, comparative balances as at 31 March 2022 have been re-presented in these consolidated financial statementsto reflectthatIndus Towers Limited is no longer reported as held forsale. Impact on the consolidated income statement The reclassification has no impact on previously reported revenue and gross profit, asreported in the consolidated income statement. In the year ended 31 March 2022, the share of results of equity accounted associates and joint venturesincreased by €178 million, offset by a decrease of €29 million in other income. Consequently, operating profit, profit before taxation and profitfor the financial year all increased by €149 million compared to amounts previously reported. Total comprehensive income for the financial year increased by €144 million,reflecting the increase in profitfor the financial year of €149 million, offset by a charge of €5 million included in other comprehensive income. In the year ended 31 March 2021, the share of results of equity accounted associates and joint venturesincreased by €32 million and therefore operating profitincreased by €32 million compared to the amount previously reported. Investment income decreased by €85 million and therefore profit before taxation and profitfor the financial year both decreased by €53 million compared to amounts previously reported. Total comprehensive expense for the financial year increased by €48 million,reflecting the decrease in profitfor the financial year of €53million, offset by a credit of €5 million included in other comprehensive income Impact on the consolidated statement of financial position The consolidated statement of financial position is on page 124 and has not been reproduced below in its entirety. The table below only discloses the impacted lines. As previously presented Impact of reclassification Re-presented 2022 2022 2022 €m €m €m Non-current assets Investments in associates and joint ventures 4,268 1,055 5,323 Assets held for sale 959 (959) – Total assets 153,953 96 154,049 Equity Accumulated losses (122,118) 96 (122,022) Total equity and liabilities 153,953 96 154,049 151 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 8.Earningsper share Basic earnings pershare isthe amount of profit generated forthe financial year attributable to equity shareholders divided by theweighted average number ofsharesin issue during the year. 2023 2022 2021 Millions Millions Millions Weighted average number of shares for basic earnings per share 27,680 29,012 29,592 Effect of dilutive potential shares: restricted shares and share options 95 97 91 Weighted average number of shares for diluted earnings per share 27,775 29,109 29,683 Re-presented1 Re-presented1 2023 2022 2021 €m €m €m Profit for earnings per share from continuing operations attributable to owners 11,838 2,237 59 Profit for basic and diluted earnings per share 11,838 2,237 59 Re-presented1 Re-presented1 2023 2022 2021 eurocents eurocents eurocents Basic earnings per share from continuing operations 42.77c 7.71c 0.20c Basic earnings per share 42.77c 7.71c 0.20c Re-presented1 Re-presented1 2023 2022 2021 eurocents eurocents eurocents Diluted earnings per share from continuing operations 42.62c 7.68c 0.20c Diluted earnings per share 42.62c 7.68c 0.20c Note: 1 The resultsforthe years ended 31March 2022 and 31 March 2021 have been re-presented to reflectthatIndus Towers Limited is no longerreported as held forsale. In the year ended 31 March 2022, profitfor basic and diluted earnings pershare hasincreased by €149 million (2021: €53 million decrease) compared to the amount previously reported. Consequently, basic earnings pershare increased by 0.51 eurocents(2021: 0.18 eurocents decrease) and diluted earnings pershare increased by 0.51 eurocents(2021: 0.18 eurocents decrease) compared to amounts previously reported. See note 7 ‘Discontinued operations and assets held forsale’ formore information. 9.Equitydividends Dividends are one type ofshareholder return, historically paid to ourshareholdersin February and August. 2023 2022 2021 €m €m €m Declared during the financial year Final dividend for the year ended 31 March 2022: 4.50 eurocents per share (2021: 4.50 eurocents per share, 2020: 4.50 eurocents per share) 1,265 1,254 1,205 Interim dividend for the year ended 31 March 2023: 4.50 eurocents per share (2022: 4.50 eurocents per share, 2021: 4.50 eurocents per share) 1,237 1,229 1,207 2,502 2,483 2,412 Proposed after the end of the year and not recognised as a liability Final dividend for the year ended 31 March 2023: 4.50 eurocents per share (2022: 4.50 eurocents per share, 2021: 4.50 eurocents per share) 1,215 1,265 1,260 152 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 8.Earningsper share Basic earnings pershare isthe amount of profit generated forthe financial year attributable to equity shareholders divided by theweighted average number ofsharesin issue during the year. 2023 2022 2021 Millions Millions Millions Weighted average number of shares for basic earnings per share 27,680 29,012 29,592 Effect of dilutive potential shares: restricted shares and share options 95 97 91 Weighted average number of shares for diluted earnings per share 27,775 29,109 29,683 Re-presented1 Re-presented1 2023 2022 2021 €m €m €m Profit for earnings per share from continuing operations attributable to owners 11,838 2,237 59 Profit for basic and diluted earnings per share 11,838 2,237 59 Re-presented1 Re-presented1 2023 2022 2021 eurocents eurocents eurocents Basic earnings per share from continuing operations 42.77c 7.71c 0.20c Basic earnings per share 42.77c 7.71c 0.20c Re-presented1 Re-presented1 2023 2022 2021 eurocents eurocents eurocents Diluted earnings per share from continuing operations 42.62c 7.68c 0.20c Diluted earnings per share 42.62c 7.68c 0.20c Note: 1 The resultsforthe years ended 31March 2022 and 31 March 2021 have been re-presented to reflectthatIndus Towers Limited is no longerreported as held forsale. In the year ended 31 March 2022, profitfor basic and diluted earnings pershare hasincreased by €149 million (2021: €53 million decrease) compared to the amount previously reported. Consequently, basic earnings pershare increased by 0.51 eurocents(2021: 0.18 eurocents decrease) and diluted earnings pershare increased by 0.51 eurocents(2021: 0.18 eurocents decrease) compared to amounts previously reported. See note 7 ‘Discontinued operations and assets held forsale’ formore information. 9.Equitydividends Dividends are one type ofshareholder return, historically paid to ourshareholdersin February and August. 2023 2022 2021 €m €m €m Declared during the financial year Final dividend for the year ended 31 March 2022: 4.50 eurocents per share (2021: 4.50 eurocents per share, 2020: 4.50 eurocents per share) 1,265 1,254 1,205 Interim dividend for the year ended 31 March 2023: 4.50 eurocents per share (2022: 4.50 eurocents per share, 2021: 4.50 eurocents per share) 1,237 1,229 1,207 2,502 2,483 2,412 Proposed after the end of the year and not recognised as a liability Final dividend for the year ended 31 March 2023: 4.50 eurocents per share (2022: 4.50 eurocents per share, 2021: 4.50 eurocents per share) 1,215 1,265 1,260 10.Intangibleassets The statement of financial position containssignificant intangible assets,mainly in relation to goodwill and licences and spectrum. Goodwill,which ariseswhenwe acquire a business and pay a higher amount than the fair value of its net assets primarily due to the synergies we expect to create, is not amortised but issubjectto annual impairmentreviews. Licences and spectrum are amortised over the life ofthe licence. For further detailssee ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation ‘ to the consolidated financialstatements. Accountingpolicies Identifiable intangible assets are recognised when the Group controlsthe asset, itis probable thatfuture economic benefits attributed to the asset will flow to the Group and the cost ofthe asset can be reliably measured. Identifiable intangible assets are recognised atfair valuewhen the Group completes a business combination. The determination of the fair values of the separately identified intangibles, is based, to a considerable extent, on management’sjudgement. Goodwill Goodwill arising on the acquisition of an entity representsthe excess of the cost of acquisition over the Group’sinterest in the netfair value of the identifiable assets, liabilities and contingent liabilities of the entity recognised at the date of acquisition. Goodwill isinitially recognised as an asset at cost and issubsequently measured at costless any accumulated impairment losses. Goodwill is not subjectto amortisation butistested for impairment annually or whenever there is evidence thatitmay be impaired. Goodwill is denominated in the currency of the acquired entity and revalued to the closing exchange rate at each reporting period date. Negative goodwill arising on an acquisition isrecognised directly in the income statement. On disposal of a subsidiary or a joint arrangement, the attributable amount of goodwill isincluded in the determination of the profit or loss recognised in the income statement on disposal. Finitelivedintangibleassets Intangible assetswith finite lives are stated at acquisition or development cost, less accumulated amortisation. The amortisation period and method isreviewed atleast annually. Changesin the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period ormethod, as appropriate, and are treated as changesin accounting estimates. Licence andspectrumfees Amortisation periodsfor licence and spectrum fees are determined primarily by reference to the unexpired licence period, the conditionsfor licence renewal and whether licences are dependent on specific technologies. Amortisation is charged to the income statement on a straight-line basis over the estimated useful livesfromthe commencement ofrelated network services. Computer software Computersoftware comprisessoftware purchased from third parties aswell asthe cost of internally developed software. Computersoftware licences are capitalised on the basis of the costsincurred to acquire and bring into use the specific software. Coststhat are directly associated with the production of identifiable and unique software products controlled by the Group, and are probable of producing future economic benefits, are recognised asintangible assets. Direct costs ofsoftware developmentinclude employee costs and directly attributable overheads. Software integral to an item of hardware equipmentis classified as property, plant and equipment. Costs associated with maintaining software programs are recognised as an expense when they are incurred. Amortisation is charged to the income statement on a straight-line basis over the estimated useful life fromthe date the software is available for use. Otherintangible assets Other intangible assets, including brands and customer bases, are recorded atfair value atthe date of acquisition. Amortisation is charged to the income statement, over the estimated useful lives of intangible assetsfrom the date they are available for use, on a straight-line basis. The amortisation basis adopted for each class of intangible assetreflectsthe Group’s consumption of the economic benefit from that asset. Estimatedusefullives The estimated useful lives of finite lived intangible assets are asfollows: Licence and spectrum fees 3 - 40 years Computer software 3 - 5 years Brands 1 - 30 years Customer bases 2 - 37 years 153 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 10.Intangibleassets(continued) Licence and Computer Customer Goodwill spectrum fees software bases Other Total €m €m €m €m €m €m Cost 1 April 2021 99,364 33,528 17,833 12,308 466 163,499 Exchange movements (21) (148) (60) 80 1 (148) Arising on acquisition (10) – – 54 – 44 Additions – 901 2,727 – 7 3,635 Disposals – (356) (2,823) – (1) (3,180) Other – 1 36 – (10) 27 31 March 2022 99,333 33,926 17,713 12,442 463 163,877 Adoption of IAS 29 1,564 1,099 408 110 87 3,268 1 April 2022 brought forward 100,897 35,025 18,121 12,552 550 167,145 Exchange movements (783) (1,270) (504) (240) (53) (2,850) Disposal of subsidiaries (3,939) (443) (348) (458) (4) (5,192) Additions – 439 2,804 – 7 3,250 Disposals – (2) (1,831) – (1) (1,834) Hyperinflation impacts 729 557 232 51 40 1,609 31 March 2023 96,904 34,306 18,474 11,905 539 162,128 Accumulated impairment losses and amortisation 1 April 2021 67,633 22,043 12,496 7,324 454 109,950 Exchange movements (184) (35) (72) 70 1 (220) Amortisation charge for the year – 1,306 2,225 509 4 4,044 Disposals – (351) (2,821) – (1) (3,173) Other – – 39 – (7) 32 31 March 2022 67,449 22,963 11,867 7,903 451 110,633 Adoption of IAS 29 1,564 829 390 110 87 2,980 1 April 2022 brought forward 69,013 23,792 12,257 8,013 538 113,613 Exchange movements (414) (846) (351) (231) (50) (1,892) Disposal of subsidiaries (39) (147) (180) (80) (2) (448) Amortisation charge for the year – 1,133 2,343 554 1 4,031 Disposals – (2) (1,814) – (1) (1,817) Hyperinflation impacts 729 407 207 51 40 1,434 31 March 2023 69,289 24,337 12,462 8,307 526 114,921 Net book value 31 March 2022 31,884 10,963 5,846 4,539 12 53,244 31 March 2023 27,615 9,969 6,012 3,598 13 47,207 For licences and spectrumfees and other intangible assets, amortisation isincluded within the cost ofsalesline within the consolidated income statement. Included in the net book value of computersoftware are assetsin the course of construction, which are not depreciated, with a cost of €1,451 million (2022: €1,955 million). The net book value and expiry dates of the mostsignificant licences are asfollows: 2023 2022 Expiry dates €m €m Germany 2025/2033/2040 2,979 3,270 Italy 2029/2037 3,123 3,415 UK 2023/2033/2038/2041 1,055 1,209 Spain 2028/2030/2031/2038/2041 758 809 The remaining amortisation period for each of the licencesin the table above correspondsto the expiry date of the respective licence. A summary of the Group’s mostsignificantspectrum licences can be found on page 241. 154 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 10.Intangibleassets(continued) Licence and Computer Customer Goodwill spectrum fees software bases Other Total €m €m €m €m €m €m Cost 1 April 2021 99,364 33,528 17,833 12,308 466 163,499 Exchange movements (21) (148) (60) 80 1 (148) Arising on acquisition (10) – – 54 – 44 Additions – 901 2,727 – 7 3,635 Disposals – (356) (2,823) – (1) (3,180) Other – 1 36 – (10) 27 31 March 2022 99,333 33,926 17,713 12,442 463 163,877 Adoption of IAS 29 1,564 1,099 408 110 87 3,268 1 April 2022 brought forward 100,897 35,025 18,121 12,552 550 167,145 Exchange movements (783) (1,270) (504) (240) (53) (2,850) Disposal of subsidiaries (3,939) (443) (348) (458) (4) (5,192) Additions – 439 2,804 – 7 3,250 Disposals – (2) (1,831) – (1) (1,834) Hyperinflation impacts 729 557 232 51 40 1,609 31 March 2023 96,904 34,306 18,474 11,905 539 162,128 Accumulated impairment losses and amortisation 1 April 2021 67,633 22,043 12,496 7,324 454 109,950 Exchange movements (184) (35) (72) 70 1 (220) Amortisation charge for the year – 1,306 2,225 509 4 4,044 Disposals – (351) (2,821) – (1) (3,173) Other – – 39 – (7) 32 31 March 2022 67,449 22,963 11,867 7,903 451 110,633 Adoption of IAS 29 1,564 829 390 110 87 2,980 1 April 2022 brought forward 69,013 23,792 12,257 8,013 538 113,613 Exchange movements (414) (846) (351) (231) (50) (1,892) Disposal of subsidiaries (39) (147) (180) (80) (2) (448) Amortisation charge for the year – 1,133 2,343 554 1 4,031 Disposals – (2) (1,814) – (1) (1,817) Hyperinflation impacts 729 407 207 51 40 1,434 31 March 2023 69,289 24,337 12,462 8,307 526 114,921 Net book value 31 March 2022 31,884 10,963 5,846 4,539 12 53,244 31 March 2023 27,615 9,969 6,012 3,598 13 47,207 For licences and spectrumfees and other intangible assets, amortisation isincluded within the cost ofsalesline within the consolidated income statement. Included in the net book value of computersoftware are assetsin the course of construction, which are not depreciated, with a cost of €1,451 million (2022: €1,955 million). The net book value and expiry dates of the mostsignificant licences are asfollows: 2023 2022 Expiry dates €m €m Germany 2025/2033/2040 2,979 3,270 Italy 2029/2037 3,123 3,415 UK 2023/2033/2038/2041 1,055 1,209 Spain 2028/2030/2031/2038/2041 758 809 The remaining amortisation period for each of the licencesin the table above correspondsto the expiry date of the respective licence. A summary of the Group’s mostsignificantspectrum licences can be found on page 241. 11.Property,plant andequipment The Groupmakessignificant investmentsin network equipment and infrastructure – the base stations and technology required to operate our networks – that form themajority of our tangible assets. All assets are depreciated over their useful economic lives. For further details on the estimation of useful economic lives,see ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation ‘to the consolidated financial statements. Accountingpolicies Land and buildings held for use are stated in the statement of financial position attheir cost, less any accumulated depreciation and any accumulated impairmentlosses. Amountsfor equipment, fixtures and fittings, which includes network infrastructure assets are stated at costless accumulated depreciation and any accumulated impairmentlosses. Assetsin the course of construction are carried at cost, less any recognised impairment losses. Depreciation of these assets commenceswhen the assets are ready for their intended use. The cost of property, plant and equipment includes directly attributable incremental costsincurred in their acquisition and installation. Depreciation is charged so astowrite off the cost of assets, other than land, using the straight-line method, over their estimated useful lives, as follows: Land and buildings Freehold buildings 25 - 50 years Leasehold premises the term of the lease Equipment, fixtures and fittings Network infrastructure and other 1 - 35 years Depreciation is not provided on freehold land. Right-of-use assets arising from the Group’slease arrangements are depreciated over their reasonably certain lease term, as determined under the Group’sleases policy (see note 20 ‘Leases’ and ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 for details). The gain or loss arising on the disposal, retirement or granting of a finance lease on an item of property, plant and equipment is determined asthe difference between any proceedsfrom sale or receivables arising on a lease and the carrying amount of the asset and isrecognised in the income statement. 155 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 11.Property,plantandequipment(continued) Equipment, Land and fixtures buildings and fittings Total €m €m €m Cost 1 April 2021 2,315 75,974 78,289 Exchange movements 1 (265) (264) Arising on acquisition (74) 44 (30) Additions 41 5,845 5,886 Disposals (200) (2,280) (2,480) Other 263 2 265 31 March 2022 as reported 2,346 79,320 81,666 Adoption of IAS 29 15 1,776 1,791 1 April 2022 brought forward 2,361 81,096 83,457 Exchange movements (81) (2,648) (2,729) Disposal of subsidiaries (69) (7,210) (7,279) Additions 49 5,805 5,854 Disposals (253) (3,724) (3,977) Hyperinflation impacts 7 1,040 1,047 Other (17) 101 84 31 March 2023 1,997 74,460 76,457 Accumulated depreciation and impairment 1 April 2021 1,216 48,403 49,619 Exchange movements 3 (171) (168) Charge for the year 117 5,740 5,857 Disposals (191) (2,240) (2,431) Other 224 (223) 1 31 March 2022 as reported 1,369 51,509 52,878 Adoption of IAS 29 3 1,432 1,435 1 April 2022 brought forward 1,372 52,941 54,313 Exchange movements (28) (1,694) (1,722) Disposal of subsidiaries (18) (4,543) (4,561) Charge for the year 83 5,544 5,627 Disposals (170) (3,672) (3,842) Hyperinflation impacts 1 747 748 31 March 2023 1,240 49,323 50,563 Net book value 31 March 2022 977 27,811 28,788 31 March 2023 757 25,137 25,894 Included in the net book value of land and buildings and equipment, fixtures and fittings are assetsin the course of construction, which are not depreciated, with a cost of €10million (2022: €12 million) and €1,988 million (2022: €2,353 million)respectively. Also included in the book value of equipment, fixtures and fittings are assetsleased out by the Group under operating leases, with a cost of €2,170 million (2022: €2,998 million), accumulated depreciation of €1,393million (2022: €2,050 million) and net book value of €777 million (2022: €948 million). Right-of-use assets arising from the Group’slease arrangements are recordedwithin property, plant and equipment: 2023 2022 €m €m Property, plant and equipment (owned assets) 25,894 28,788 Right-of-use assets1 12,098 12,016 31 March 37,992 40,804 Note: 1 Additions of €7,387 million (2022: €3,828 million) and a depreciation charge of €3,960million (2022: €3,944million)were recorded in respect of right-of-use assets during the yearto 31 March 2023. 156 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 11.Property,plantandequipment(continued) Equipment, Land and fixtures buildings and fittings Total €m €m €m Cost 1 April 2021 2,315 75,974 78,289 Exchange movements 1 (265) (264) Arising on acquisition (74) 44 (30) Additions 41 5,845 5,886 Disposals (200) (2,280) (2,480) Other 263 2 265 31 March 2022 as reported 2,346 79,320 81,666 Adoption of IAS 29 15 1,776 1,791 1 April 2022 brought forward 2,361 81,096 83,457 Exchange movements (81) (2,648) (2,729) Disposal of subsidiaries (69) (7,210) (7,279) Additions 49 5,805 5,854 Disposals (253) (3,724) (3,977) Hyperinflation impacts 7 1,040 1,047 Other (17) 101 84 31 March 2023 1,997 74,460 76,457 Accumulated depreciation and impairment 1 April 2021 1,216 48,403 49,619 Exchange movements 3 (171) (168) Charge for the year 117 5,740 5,857 Disposals (191) (2,240) (2,431) Other 224 (223) 1 31 March 2022 as reported 1,369 51,509 52,878 Adoption of IAS 29 3 1,432 1,435 1 April 2022 brought forward 1,372 52,941 54,313 Exchange movements (28) (1,694) (1,722) Disposal of subsidiaries (18) (4,543) (4,561) Charge for the year 83 5,544 5,627 Disposals (170) (3,672) (3,842) Hyperinflation impacts 1 747 748 31 March 2023 1,240 49,323 50,563 Net book value 31 March 2022 977 27,811 28,788 31 March 2023 757 25,137 25,894 Included in the net book value of land and buildings and equipment, fixtures and fittings are assetsin the course of construction, which are not depreciated, with a cost of €10million (2022: €12 million) and €1,988 million (2022: €2,353 million)respectively. Also included in the book value of equipment, fixtures and fittings are assetsleased out by the Group under operating leases, with a cost of €2,170 million (2022: €2,998 million), accumulated depreciation of €1,393million (2022: €2,050 million) and net book value of €777 million (2022: €948 million). Right-of-use assets arising from the Group’slease arrangements are recordedwithin property, plant and equipment: 2023 2022 €m €m Property, plant and equipment (owned assets) 25,894 28,788 Right-of-use assets1 12,098 12,016 31 March 37,992 40,804 Note: 1 Additions of €7,387 million (2022: €3,828 million) and a depreciation charge of €3,960million (2022: €3,944million)were recorded in respect of right-of-use assets during the yearto 31 March 2023. 12.Investments inassociates andjoint arrangements The Group holdsinterestsin associatesin Kenya and in India,wherewe have significant influence, aswell asin a number of joint arrangements, notably in theNetherlands, India, Australia and now OakHoldings 1 GmbHand its markets,wherewe share controlwith one ormore third parties. For further detailssee ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation ‘to the consolidated financialstatements. Accountingpolicies Interests injointarrangements A joint arrangementis a contractual arrangement whereby the Group and other parties undertake an economic activity thatissubjectto joint control; thatis, when the relevant activitiesthatsignificantly affectthe investee’sreturnsrequire the unanimous consent of the partiessharing control.Joint arrangements are either joint operations or joint ventures. Gains or lossesresulting from the contribution orsale of a subsidiary as part of the formation of a joint arrangement are recognised in respect of the Group’s entire equity holding in the subsidiary. Jointoperations A joint operation is a joint arrangement whereby the partiesthat have joint control have the rightsto the assets, and obligationsfor the liabilities, relating to the arrangement or that other facts and circumstancesindicate thatthisisthe case. The Group’sshare of assets, liabilities,revenue, expenses and cash flows are combined with the equivalentitemsin the financialstatements on a line-by-line basis. Any goodwill arising on the acquisition of the Group’sinterestin a joint operation is accounted for in accordance with the Group’s accounting policy for goodwill arising on the acquisition of a subsidiary. Jointventures A joint venture is a joint arrangementwhereby the partiesthat have joint control have the rightsto the net assets of the arrangement. Atthe date of acquisition, any excess of the cost of acquisition over the Group’sshare of the netfair value of the identifiable assets, liabilities and contingentliabilities of the joint venture isrecognised as goodwill. The goodwill isincluded within the carrying amount of the investment. The results and assets and liabilities of joint ventures, other than those joint ventures or partthereof that are held forsale (see note 7 ‘Discontinued operations and assets held forsale’), are incorporated in the consolidated financialstatements using the equity method of accounting. Under the equity method, investments in joint ventures are carried in the consolidated statement of financial position at cost adjusted for post-acquisition changesin the Group’sshare of the net assets of the joint venture, less any impairmentin the value of the investment. The Group’sshare of post-tax profits or losses are recognised in the consolidated income statement. Losses of a joint venture in excess of the Group’sinterestin thatjoint venture are recognised only to the extentthatthe Group hasincurred legal or constructive obligations or made payments on behalf of the joint venture. Associates An associate is an entity over which the Group hassignificantinfluence and thatis neither a subsidiary nor an interestin a joint arrangement. Significantinfluence isthe power to participate in the financial and operating policy decisions of the investee butwhere the Group does not have control or joint control over those policies. Atthe date of acquisition, any excess of the cost of acquisition over the Group’sshare of the netfair value of the identifiable assets, liabilities and contingentliabilities of the associate isrecognised as goodwill. The goodwill isincluded within the carrying amount of the investment. The results and assets and liabilities of associates are incorporated in the consolidated financialstatements using the same equity method of accounting used for joint ventures, described above. Jointoperations On 22 March 2023, the Group completed the disposal of its principal joint operation as part of the transactionwith OakHoldings 1 GmbH. The financial and operating activities of the operation were jointly controlled by the participating shareholders and were primarily designed for all but an insignificant amount of the output to be consumed by the shareholders. Country of incorporation or registration Percentage shareholdings1 Percentage shareholdings1 Name of joint operation Principal activity 2023 2022 Cornerstone Telecommunications Infrastructure Limited Network infrastructure UK – 50.0 Note: 1 Effective ownership percentages of Vodafone Group Plc are rounded to the nearesttenth of one percent. 157 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 158 VodafoneGroup Plc Annual Report 2023 2020 12.Investmentsinassociatesandjointarrangements(continued) Jointventures andassociates 2023 2022 Re-presented1 €m €m Investments in joint ventures 9,578 3,781 Investments in associates 1,501 1,542 31 March 11,079 5,323 Note: 1 The resultsforthe year ended 31 March 2022 have been re-presented to reflectthatIndus Towers Limited is no longerreported as held forsale. In the year ended 31 March 2022, investmentsin associates have increased by €1,055 million compared to the amount previously reported. See note 7 ‘Discontinued operations and assets held forsale’ formore information. Joint ventures The financial and operating activities of the Group’sjoint ventures are jointly controlled by the participating shareholders. The participating shareholders have rightsto the net assets of the joint venturesthrough their equity shareholdings. Unless otherwise stated, the Company’s principal joint ventures all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all joint venturesis also their principal place of operation. Country of incorporation or registration Percentage shareholdings1 Percentage shareholdings1 Name of joint venture Principal activity 2023 2022 Oak Holdings 1 GmbH Network infrastructure Germany 64.2 – VodafoneZiggo Group Holding B.V. Network operator Netherlands 50.0 50.0 OXG Glasfaser GmbH Fibre infrastructure Germany 50.0 – Vodafone Idea Limited2 Network operator India 32.3 47.6 TPG Telecom Limited3 Network operator Australia 25.1 25.1 INWIT S.p.A. Network infrastructure Italy – 33.2 Notes: 1 Effective ownership percentages of Vodafone Group Plc rounded to the nearesttenth of one percent. 2 At 31March 2023 the fair value ofthe Group’sinterestin Vodafone Idea LimitedwasINR 91 billion (€1,021million) (2022: INR 148 billion (€1,750 million)) based on the quoted share price on the National Stock Exchange of India. 3 At 31March 2023 the fair value ofthe Group’sinterestin TPGTelecom Limitedwas AUD 2,273million (€1,401 million) (2022: AUD2,818million (€1,902 million)) based on the quoted share price on ASX. OakHoldings1GmbH On 22 March 2023, the Group completed the disposal of itsinterestin Vantage Towers A.G. toOak Holdings 1 GmbH, the co-control partnership of Vodafone, GIP and KKR. Vodafone retained an interest of 64.2% inOakHoldings 1 GmbH,which owns 89.3% of Vantage Towers A.G. On 18 April 2023, the Management Board and the Supervisory Board of Vantage Towers A.G. published their jointreasoned statement on the public delisting tender offer ofOakHoldings 1 GmbH to the shareholders of Vantage Towers A.G. Both recommended that all remaining shareholders acceptthe delisting tender offer. OXGGlasfaserGmbH In March 2023, the Group entered into an agreement with Altice Luxembourg S.A. to create a joint venture, OXG Glasfaser GmbH (‘OXG’), with 50.0% shareholding held by each shareholder. Each shareholder is committed to contribute funding of up to €950million toOXG for the deployment of fibre-to-the-home in Germany. The funding is expected to be contributed between 2023 and 2029. The amount and timing of the funding depends on the speed and size of the fibre deploymentso the funding may be for a lower value or contributed over a longer period of time. The contribution can be in the form of free capitalreserves,shareholder loan, loan notes orsimilar instruments as agreed by the shareholders. Vodafone Idea Limited The Group’s carrying value in Vodafone Idea Limited (‘VIL’)reduced to €nil at 30 September 2019. The Group’sshare of VIL’slosses notrecognised at 31 March 2023 is €3,717 million (31 March 2022: €5,120 million). Significant uncertainties existin relation to VIL’s ability to generate the cash flow itrequiresto settle or its ability to refinance itsliabilities and guarantees asthey fall due (see note 29 ‘Contingentliabilities and legal proceedings’). The value of the Group’s 21.0% shareholding in Indus Towers Limited is, in part, dependent on the income generated by Indus Towers Limited from tower rentalstomajor customers, including VIL. Any inability of these major customersto pay such amountsin the future may impactthe carrying value (31 March 2023: €908 million) of the Group’sinvestmentin Indus Towers Limited. 158 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 158 VodafoneGroup Plc Annual Report 2023 2020 12.Investmentsinassociatesandjointarrangements(continued) Jointventures andassociates 2023 2022 Re-presented1 €m €m Investments in joint ventures 9,578 3,781 Investments in associates 1,501 1,542 31 March 11,079 5,323 Note: 1 The resultsforthe year ended 31 March 2022 have been re-presented to reflectthatIndus Towers Limited is no longerreported as held forsale. In the year ended 31 March 2022, investmentsin associates have increased by €1,055 million compared to the amount previously reported. See note 7 ‘Discontinued operations and assets held forsale’ formore information. Joint ventures The financial and operating activities of the Group’sjoint ventures are jointly controlled by the participating shareholders. The participating shareholders have rightsto the net assets of the joint venturesthrough their equity shareholdings. Unless otherwise stated, the Company’s principal joint ventures all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all joint venturesis also their principal place of operation. Country of incorporation or registration Percentage shareholdings1 Percentage shareholdings1 Name of joint venture Principal activity 2023 2022 Oak Holdings 1 GmbH Network infrastructure Germany 64.2 – VodafoneZiggo Group Holding B.V. Network operator Netherlands 50.0 50.0 OXG Glasfaser GmbH Fibre infrastructure Germany 50.0 – Vodafone Idea Limited2 Network operator India 32.3 47.6 TPG Telecom Limited3 Network operator Australia 25.1 25.1 INWIT S.p.A. Network infrastructure Italy – 33.2 Notes: 1 Effective ownership percentages of Vodafone Group Plc rounded to the nearesttenth of one percent. 2 At 31March 2023 the fair value ofthe Group’sinterestin Vodafone Idea LimitedwasINR 91 billion (€1,021million) (2022: INR 148 billion (€1,750 million)) based on the quoted share price on the National Stock Exchange of India. 3 At 31March 2023 the fair value ofthe Group’sinterestin TPGTelecom Limitedwas AUD 2,273million (€1,401 million) (2022: AUD2,818million (€1,902 million)) based on the quoted share price on ASX. OakHoldings1GmbH On 22 March 2023, the Group completed the disposal of itsinterestin Vantage Towers A.G. toOak Holdings 1 GmbH, the co-control partnership of Vodafone, GIP and KKR. Vodafone retained an interest of 64.2% inOakHoldings 1 GmbH,which owns 89.3% of Vantage Towers A.G. On 18 April 2023, the Management Board and the Supervisory Board of Vantage Towers A.G. published their jointreasoned statement on the public delisting tender offer ofOakHoldings 1 GmbH to the shareholders of Vantage Towers A.G. Both recommended that all remaining shareholders acceptthe delisting tender offer. OXGGlasfaserGmbH In March 2023, the Group entered into an agreement with Altice Luxembourg S.A. to create a joint venture, OXG Glasfaser GmbH (‘OXG’), with 50.0% shareholding held by each shareholder. Each shareholder is committed to contribute funding of up to €950million to OXG for the deployment of fibre-to-the-home in Germany. The funding is expected to be contributed between 2023 and 2029. The amount and timing of the funding depends on the speed and size of the fibre deploymentso the funding may be for a lower value or contributed over a longer period of time. The contribution can be in the form of free capitalreserves,shareholder loan, loan notes orsimilar instruments as agreed by the shareholders. Vodafone Idea Limited The Group’s carrying value in Vodafone Idea Limited (‘VIL’)reduced to €nil at 30 September 2019. The Group’sshare of VIL’slosses notrecognised at 31 March 2023 is €3,717 million (31 March 2022: €5,120 million). Significant uncertainties existin relation to VIL’s ability to generate the cash flow itrequiresto settle or its ability to refinance itsliabilities and guarantees asthey fall due (see note 29 ‘Contingentliabilities and legal proceedings’). The value of the Group’s 21.0% shareholding in Indus Towers Limited is, in part, dependent on the income generated by Indus Towers Limited from tower rentalstomajor customers, including VIL. Any inability of these major customersto pay such amountsin the future may impactthe carrying value (31 March 2023: €908 million) of the Group’sinvestmentin Indus Towers Limited. TPGTelecom Limited TPG Telecom Limited islisted on the Australian Securities Exchange (‘ASX’). Vodafone andHutchison Telecommunications(Australia) Limited each own an economic interest of 25.05%, with the remaining 49.9% listed asfree float on the ASX. The financial information presented in the tables below includes debt held within the structure that holdsthe Group’sinterestin TPG. INWIT S.p.A. On 22 March 2023, the Group completed the disposal of its 33.2% interestin INWIT S.p.A. as part of the transaction with Oak Holdings 1 GmbH. Dividends received from joint ventures During the year ended 31 March 2023, the Group received dividendsincluded in the consolidated statement of cash flowsfrom VodafoneZiggo GroupHolding B.V. of €165 million (2022: €350million, 2021: €209 million), TPG Telecom Limited of €24 million (2022: €22 million, 2021: €nil) and INWIT S.p.A. of €103 million (2022: €96 million, 2021: €42 million). Aggregated financial information The table below provides aggregated financial information for the Group’sjoint ventures asitrelatesto the amountsrecognised in the income statement and consolidated statement of financial position. Investment in joint ventures Profit/(loss) from continuing operations1 2023 2022 2023 2022 2021 €m €m €m €m €m Oak Holdings 1 GmbH 8,634 – – – – VodafoneZiggo Group Holding B.V. 793 822 137 (19) (232) TPG Telecom Limited 108 84 48 (5) 98 INWIT S.p.A. – 2,851 30 27 3 Other 43 24 (15) (14) (15) Total 9,578 3,781 200 (11) (146) Notes: 1 Total Other comprehensive income/(expense)is notmaterially differentto profit/(loss) from continuing operations. 159 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 160 VodafoneGroup Plc Annual Report 2023 2020 12.Investmentsinassociatesandjointarrangements(continued) Summarisedfinancialinformation Summarised financial information for each of the Group’smaterial joint ventures on a 100% ownership basisisset out below and overleaf. As disclosed above, the Group’sinvestmentin VILwasreduced to €nil in the year ended 31 March 2020 and the Group has notrecorded any profit or lossin respect of itsshare of VIL’sresultssince that date. Financial information is presented for TPG Telecom Limited (‘TPG’) for the nine month period to, and as at 31 December 2022 on the basisthatfull-year information in relation to TPG has not been released atthe date of approval of these financialstatements and assuch ismarketsensitive for TPG. Financial information presented for INWIT S.p.A. for the yearsto 31 March 2023, 31 March 2022 and 31 March 2021 is based on the financialresults and financial position as at 31 December 2022, 31 December 2021 and 31 December 2020,respectively, being the latestfinancial information available to the Groupwhen completing the financialstatementsfor each year. VodafoneZiggo Group Holding B.V. Vodafone Idea Limited 2023 2022 2021 2023 2022 2021 €m €m €m €m €m €m Income statement Revenue 4,063 4,056 4,010 5,046 4,450 4,847 Operating expenses (2,124) (2,104) (2,058) (3,280) (2,802) (3,133) Depreciation and amortisation (1,527) (1,592) (1,658) (2,396) (2,390) (2,442) Other income – – 25 – (34) (2,135) Operating profit/(loss) 412 360 319 (630) (776) (2,863) Interest income – – – 9 14 32 Interest expense 11 (276) (658) (2,567) (2,297) (2,035) Profit/(loss) before tax 423 84 (339) (3,188) (3,059) (4,866) Income tax (expense)/credit (150) (121) (125) - 2 – Profit/(loss) from continuing operations1 273 (37) (464) (3,188) (3,057) (4,866) TPG Telecom Limited INWIT S.p.A. 2023 2022 2021 2023 2022 2021 €m €m €m €m €m €m Income statement Revenue 3,027 3,375 3,010 853 785 562 Operating expenses (1,870) (2,292) (2,096) (73) (70) (46) Depreciation and amortisation (700) (914) (769) (508) (513) (398) Operating profit 457 169 145 272 202 118 Interest income – – 1 – – – Interest expense (172) (122) (201) (81) (90) (101) Profit/(loss) before tax 285 47 (55) 191 112 17 Income tax (expense)/credit (25) (27) 495 (1) (30) (7) Profit from continuing operations1 260 20 440 190 82 10 Note: 1 Total Other comprehensive income/(expense)is notmaterially differentto profit/(loss) from continuing operations. 160 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 160 VodafoneGroup Plc Annual Report 2023 2020 12.Investmentsinassociatesandjointarrangements(continued) Summarisedfinancialinformation Summarised financial information for each of the Group’smaterial joint ventures on a 100% ownership basisisset out below and overleaf. As disclosed above, the Group’sinvestmentin VILwasreduced to €nil in the year ended 31 March 2020 and the Group has notrecorded any profit or lossin respect of itsshare of VIL’sresultssince that date. Financial information is presented for TPG Telecom Limited (‘TPG’) for the nine month period to, and as at 31 December 2022 on the basisthatfull-year information in relation to TPG has not been released atthe date of approval of these financialstatements and assuch ismarketsensitive for TPG. Financial information presented for INWIT S.p.A. for the yearsto 31 March 2023, 31 March 2022 and 31 March 2021 is based on the financialresults and financial position as at 31 December 2022, 31 December 2021 and 31 December 2020,respectively, being the latestfinancial information available to the Groupwhen completing the financialstatementsfor each year. VodafoneZiggo Group Holding B.V. Vodafone Idea Limited 2023 2022 2021 2023 2022 2021 €m €m €m €m €m €m Income statement Revenue 4,063 4,056 4,010 5,046 4,450 4,847 Operating expenses (2,124) (2,104) (2,058) (3,280) (2,802) (3,133) Depreciation and amortisation (1,527) (1,592) (1,658) (2,396) (2,390) (2,442) Other income – – 25 – (34) (2,135) Operating profit/(loss) 412 360 319 (630) (776) (2,863) Interest income – – – 9 14 32 Interest expense 11 (276) (658) (2,567) (2,297) (2,035) Profit/(loss) before tax 423 84 (339) (3,188) (3,059) (4,866) Income tax (expense)/credit (150) (121) (125) - 2 – Profit/(loss) from continuing operations1 273 (37) (464) (3,188) (3,057) (4,866) TPG Telecom Limited INWIT S.p.A. 2023 2022 2021 2023 2022 2021 €m €m €m €m €m €m Income statement Revenue 3,027 3,375 3,010 853 785 562 Operating expenses (1,870) (2,292) (2,096) (73) (70) (46) Depreciation and amortisation (700) (914) (769) (508) (513) (398) Operating profit 457 169 145 272 202 118 Interest income – – 1 – – – Interest expense (172) (122) (201) (81) (90) (101) Profit/(loss) before tax 285 47 (55) 191 112 17 Income tax (expense)/credit (25) (27) 495 (1) (30) (7) Profit from continuing operations1 260 20 440 190 82 10 Note: 1 Total Other comprehensive income/(expense)is notmaterially differentto profit/(loss) from continuing operations. 161 1 VodafoneGroup Plc Annual Report 2023 Oak Holdings 1 GmbH1 VodafoneZiggo Group Holding B.V. 2023 2023 2022 €m €m €m Statement of financial position Non-current assets 23,878 16,570 16,521 Current assets 749 719 739 Total assets 24,627 17,289 17,260 Equity shareholders’ funds 13,450 1,586 1,643 Non-controlling interests 1,262 – – Non-current liabilities 6,709 13,299 13,187 Current liabilities 3,206 2,404 2,430 Cash and cash equivalents within current assets 224 20 190 Non-current liabilities excluding trade and other payables and provisions 6,215 13,138 13,007 Current liabilities excluding trade and other payables and provisions 2,409 1,247 1,282 Vodafone Idea Limited2 TPG Telecom Limited 2023 2022 2023 2022 €m €m €m €m Statement of financial position Non-current assets 18,162 17,267 9,823 10,638 Current assets 2,174 2,693 1,009 898 Total assets 20,336 19,960 10,832 11,536 Equity shareholders’ (deficit)/funds (10,760) (10,214) 3,019 3,129 Non-current liabilities 24,730 23,266 6,702 7,227 Current liabilities 6,366 6,908 1,111 1,180 Cash and cash equivalents within current assets 96 365 290 435 Non-current liabilities excluding trade and other payables and provisions 24,707 23,241 6,595 7,173 Current liabilities excluding trade and other payables and provisions 2,699 3,334 86 121 INWIT S.p.A. 2022 €m Statement of financial position Non-current assets 14,532 Current assets 270 Total assets 14,802 Equity shareholders’ funds 8,595 Non-current liabilities 5,672 Current liabilities 535 Cash and cash equivalents within current assets 96 Non-current liabilities excluding trade and other payables and provisions 5,420 Current liabilities excluding trade and other payables and provisions 319 Note: 1 Includes balances which are provisional based on finalisation ofthe purchase price allocation. 2 Includes certain amountssubjectto an adjustmentmechanismagreed as part ofthe formation of Vodafone Idea Limited. See note 29 ‘Contingent liabilities and legal proceedings’. 161 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 162 VodafoneGroup Plc Annual Report 2023 2020 12.Investmentsinassociatesandjointarrangements(continued) The reconciliation ofsummarised financial information presented to the carrying amount of our interestin joint venturesisset out below. Oak Holdings 1 GmbH VodafoneZiggo Group Holding B.V. 2023 2023 2022 2021 €m €m €m €m Equity shareholders’ funds 13,450 1,586 1,643 Interest in joint ventures1 8,634 793 822 Carrying value 8,634 793 822 Profit/(loss) from continuing operations – 273 (37) (464) Share of profit/(loss)1 – 137 (19) (232) Vodafone Idea Limited TPG Telecom Limited 2023 2022 2021 2023 2022 2021 €m €m €m €m €m €m Equity shareholders’ (deficit)/funds (10,760) (10,214) 3,019 3,129 Interest in joint ventures1 (3,475) (4,863) 56 27 Impairment (242) (257) – – Goodwill – – 52 57 Investment proportion not recognised 3,717 5,120 – – Carrying value – – 108 84 (Loss)/profit from continuing operations (3,188) (3,057) (4,866) 260 20 440 Share of (loss)/profit1 (1,030) (1,357) (2,160) 48 (5) 98 Share of loss not recognised 1,030 1,357 2,160 – – – Share of profit/(loss)1 – – – 48 (5) 98 INWIT S.p.A. 2023 2022 2021 €m €m €m Equity shareholders’ funds – 8,595 8,801 Interest in joint ventures – 2,851 2,920 Carrying value – 2,851 2,920 Profit from continuing operations 190 82 10 Share of profit 63 27 3 Share of profit not recognised as held for sale (33) – – Share of profit 30 27 3 Note: 1 The Group’s effective ownership percentages ofOakHoldings 1 GmbH, VodafoneZiggo GroupHolding B.V., Vodafone Idea Limited and TPGTelecom Limited are 64.2%, 50.0%, 32.3% and 25.1%, respectively,rounded to the nearesttenth of one percent. 162 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 162 VodafoneGroup Plc Annual Report 2023 2020 12.Investmentsinassociatesandjointarrangements(continued) The reconciliation ofsummarised financial information presented to the carrying amount of our interestin joint venturesisset out below. Oak Holdings 1 GmbH VodafoneZiggo Group Holding B.V. 2023 2023 2022 2021 €m €m €m €m Equity shareholders’ funds 13,450 1,586 1,643 Interest in joint ventures1 8,634 793 822 Carrying value 8,634 793 822 Profit/(loss) from continuing operations – 273 (37) (464) Share of profit/(loss)1 – 137 (19) (232) Vodafone Idea Limited TPG Telecom Limited 2023 2022 2021 2023 2022 2021 €m €m €m €m €m €m Equity shareholders’ (deficit)/funds (10,760) (10,214) 3,019 3,129 Interest in joint ventures1 (3,475) (4,863) 56 27 Impairment (242) (257) – – Goodwill – – 52 57 Investment proportion not recognised 3,717 5,120 – – Carrying value – – 108 84 (Loss)/profit from continuing operations (3,188) (3,057) (4,866) 260 20 440 Share of (loss)/profit1 (1,030) (1,357) (2,160) 48 (5) 98 Share of loss not recognised 1,030 1,357 2,160 – – – Share of profit/(loss)1 – – – 48 (5) 98 INWIT S.p.A. 2023 2022 2021 €m €m €m Equity shareholders’ funds – 8,595 8,801 Interest in joint ventures – 2,851 2,920 Carrying value – 2,851 2,920 Profit from continuing operations 190 82 10 Share of profit 63 27 3 Share of profit not recognised as held for sale (33) – – Share of profit 30 27 3 Note: 1 The Group’s effective ownership percentages ofOakHoldings 1 GmbH, VodafoneZiggo GroupHolding B.V., Vodafone Idea Limited and TPGTelecom Limited are 64.2%, 50.0%, 32.3% and 25.1%, respectively,rounded to the nearesttenth of one percent. Associates Unless otherwise stated, the Company’s principal associates all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all associatesis also their principal place of operation. Country of Percentage Percentage incorporation or shareholding1 shareholding1 Name of associate Principal activity registration 2023 2022 Safaricom PLC2 Network operator Kenya 39.9 40.0 Indus Towers Limited3 Network infrastructure India 21.0 21.0 Notes: 1 Effective ownership percentages of Vodafone Group Plc rounded to the nearesttenth of one percent. 2 At 31March 2023, the fair value ofthe Group’sinterestin Safaricom PLC was KES 290 billion (€2,012 million) (2022: KES 546 billion (€4,270 million)) based on the closing quoted share price on the Nairobi Stock Exchange. The Group also holdstwo non-voting shares. 3 At 31March 2023, the fair value ofthe Group’sinterestin Indus Towers LimitedwasINR 81 billion (€908million) (2022: INR 126 billion (€1,494 million)) based on the closing quoted share price on the National Stock Exchange of India. Aggregated financial information The table below provides aggregated financial information for the Group’s associates asitrelatesto the amountsrecognised in the income statement and consolidated statement of financial position. Investment in associates Profit/(loss) from continuing operations Re-presented1 Re-presented1 Re-presented1 2023 2022 2023 2022 2021 €m €m €m €m €m Safaricom PLC2 509 428 195 217 217 Indus Towers Limited 908 1,055 50 178 306 Other2 84 59 (12) 5 (3) Total 1,501 1,542 233 400 520 Note: 1 The resultsforthe years ended 31March 2022 and 31 March 2021 have been re-presented to reflectthatIndus Towers Limited is no longerreported as held forsale. In the year ended 31 March 2022, investmentsin associates hasincreased by €1,055million and profitfromcontinuing operations hasincreased by €178million (2021: €32 million) compared to the amounts previously reported. See note 7 ‘Discontinued operations and assets held forsale’ formore information. 2 Other comprehensive income includes profitfrom continuing operations, togetherwith €127million in respect ofthe application of IAS 29 to Safaricom’s operationsin Ethiopia. Dividends from associates During the year ended 31 March 2023, the Group received dividendsincluded in the consolidated statement of cash flowsfrom Indus Towers Limited of €75 million (2022: €nil, 2021: €201 million) and from Safaricom PLC of €250 million (2022: €170million, 2021: €171 million). 163 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 12.Investmentsinassociatesandjointarrangements(continued) Summarisedfinancialinformation Summarised financial information for each of the Group’smaterial associates on a 100% ownership basisisset out below. Safaricom PLC Indus Towers Limited 2023 2022 2021 2023 2022 2021 €m €m €m €m €m €m Income statement Revenue 2,468 2,318 2,083 3,343 3,122 2,421 Operating expenses (1,353) (1,164) (1,030) (2,240) (1,480) (1,247) Depreciation and amortisation (432) (309) (299) (588) (598) (477) Other income 68 – – – – 412 Operating profit 751 845 754 515 1,044 1,109 Interest income 13 9 12 26 – 61 Interest expense (69) (59) (27) (200) (140) (194) Profit before tax 695 795 739 341 904 976 Income tax expense (285) (270) (197) (102) (272) (168) Profit from continuing operations and total comprehensive income 410 525 542 239 632 808 Attributable to: - Owners of the parent 489 542 542 239 632 808 - Non-controlling interests (79) (17) – – – – Statement of financial position Non-current assets 3,007 2,173 5,243 5,359 Current assets 436 510 1,081 1,685 Total assets 3,443 2,683 6,324 7,044 Equity shareholders' funds 1,269 1,066 3,453 3,774 Non-controlling interests 532 312 – – Non-current liabilities 753 558 1,954 2,101 Current liabilities 889 747 917 1,169 Cash and cash equivalents within current assets 127 241 3 278 Non-current liabilities excluding trade and other payables and provisions 500 465 1,665 1,795 Current liabilities excluding trade and other payables and provisions 322 241 491 638 The reconciliation of summarised financial information presented to the carrying amount of our interest in the associate is set out below. Safaricom PLC Indus Towers Limited Re-presented1 Re-presented1 2023 2022 2021 2023 2022 2021 €m €m €m €m €m €m Equity shareholders' funds 1,269 1,066 3,453 3,774 Interest in associates2 507 425 727 794 Goodwill 2 3 181 261 Carrying value 509 428 908 1,055 Profit from continuing operations 489 542 542 239 632 808 Share of profit 195 217 217 50 178 306 Notes: 1 The resultsforthe years ended 31March 2022 and 31 March 2021 have been re-presented to reflectthatIndus Towers Limited is no longerreported as held forsale. In the year ended 31 March 2022, the carrying value ofthe Group’sinterestin the associate hasincreased by €1,055million and the Group’sshare of profit hasincreased by €178million (2021: €32 million) compared to the amounts previously reported.See note 7 ‘Discontinued operations and assetsheld forsale’ formore information. 2 The Group’s effective ownership percentages of Safaricom PLC and Indus Towers Limited are 39.9% and 21.0%, respectively, rounded to the nearesttenth of one percent. 164 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 12.Investmentsinassociatesandjointarrangements(continued) Summarisedfinancialinformation Summarised financial information for each of the Group’smaterial associates on a 100% ownership basisisset out below. Safaricom PLC Indus Towers Limited 2023 2022 2021 2023 2022 2021 €m €m €m €m €m €m Income statement Revenue 2,468 2,318 2,083 3,343 3,122 2,421 Operating expenses (1,353) (1,164) (1,030) (2,240) (1,480) (1,247) Depreciation and amortisation (432) (309) (299) (588) (598) (477) Other income 68 – – – – 412 Operating profit 751 845 754 515 1,044 1,109 Interest income 13 9 12 26 – 61 Interest expense (69) (59) (27) (200) (140) (194) Profit before tax 695 795 739 341 904 976 Income tax expense (285) (270) (197) (102) (272) (168) Profit from continuing operations and total comprehensive income 410 525 542 239 632 808 Attributable to: - Owners of the parent 489 542 542 239 632 808 - Non-controlling interests (79) (17) – – – – Statement of financial position Non-current assets 3,007 2,173 5,243 5,359 Current assets 436 510 1,081 1,685 Total assets 3,443 2,683 6,324 7,044 Equity shareholders' funds 1,269 1,066 3,453 3,774 Non-controlling interests 532 312 – – Non-current liabilities 753 558 1,954 2,101 Current liabilities 889 747 917 1,169 Cash and cash equivalents within current assets 127 241 3 278 Non-current liabilities excluding trade and other payables and provisions 500 465 1,665 1,795 Current liabilities excluding trade and other payables and provisions 322 241 491 638 The reconciliation of summarised financial information presented to the carrying amount of our interest in the associate is set out below. Safaricom PLC Indus Towers Limited Re-presented1 Re-presented1 2023 2022 2021 2023 2022 2021 €m €m €m €m €m €m Equity shareholders' funds 1,269 1,066 3,453 3,774 Interest in associates2 507 425 727 794 Goodwill 2 3 181 261 Carrying value 509 428 908 1,055 Profit from continuing operations 489 542 542 239 632 808 Share of profit 195 217 217 50 178 306 Notes: 1 The resultsforthe years ended 31March 2022 and 31 March 2021 have been re-presented to reflectthatIndus Towers Limited is no longerreported as held forsale. In the year ended 31 March 2022, the carrying value ofthe Group’sinterestin the associate hasincreased by €1,055million and the Group’sshare of profit hasincreased by €178million (2021: €32 million) compared to the amounts previously reported.See note 7 ‘Discontinued operations and assetsheld forsale’ formore information. 2 The Group’s effective ownership percentages of Safaricom PLC and Indus Towers Limited are 39.9% and 21.0%, respectively, rounded to the nearesttenth of one percent. 13.Otherinvestments The Group holds a number of other listed and unlisted investments, mainly comprising managed funds, deposits and government bonds. Accountingpolicies Other investments comprising debt and equity instruments are recognised and derecognised on a trade datewhere a purchase orsale of an investment is under a contract whose termsrequire delivery ofthe investment within the timeframe established by the market concerned, and are initially measured at fair value, including transaction costs. Debtsecuritiesthat are held for collection of contractual cash flowswhere those cash flowsrepresentsolely payments of principal and interest are measured at amortised cost using the effective interestmethod, less any impairment. Debtsecuritiesthat do not meet the criteria for amortised cost are measured at fair value through profit and loss. Equity securities are classified and measured at fair value through other comprehensive income, there is no subsequent reclassification of fair value gains and lossesto profit or lossfollowing derecognition ofthe investment. 2023 2022 €m €m Included within non-current assets Equity securities1 94 143 Debt securities2 999 930 1,093 1,073 Included within current assets Short-term investments: Bonds and debt securities3 1,338 1,446 Managed investment funds1 2,967 3,349 4,305 4,795 Collateral assets4 239 698 Other investments5 2,473 2,438 7,017 7,931 Notes: 1 Items measured at a fair value, €47million (2022: €91 million) of equity securities have a valuation basis of level 1 classification, which comprisesfinancial instruments where fair value is determined by unadjusted quoted pricesin active marketsforidentical assets and liabilities. The remaining items are measured atfair value and the basisislevel 2 classification, which comprisesitems where fair value is determined from inputs otherthan quoted pricesthat are observable forthe asset orliability, either directly orindirectly. 2 Items are measured at amortised cost and have a fair value of €803 million (2022: €830 million)with a valuation basis of level 1 classification. 3 Items are measured atfair value and the valuation basisislevel 1 classification. 4 Items are measured at amortised cost and the carrying amount approximatesfair value. 5 Includesinvestmentsmeasured at a fair value of €1,409million (2022: €1,460 million). The valuation basisislevel 1. The remaining items aremeasured at amortised cost and the carrying amount approximatesfair value. Non-current debtsecurities within non-current assetsinclude €885million (2022: €885 million) of loan notesissued by VodafoneZiggo Holding B.V. The Group investssurplus cash positions across a portfolio ofshort-term investmentsto manage liquidity and credit risk whilst achieving suitable returns. Collateral arrangements on derivative financial instrumentsresult in cash being paid/(held), repayablewhen the derivatives are settled. These assets do not meet the definition of cash and cash equivalents but are included in the Group’s net debt based on their liquidity. Bonds and debtsecuritiesincludes €899 million (2022: €681 million) of highly liquid Japanese; €290 million (2022: €nil) Dutch; €150 million (2022: €nil) German; €nil (2022: €501 million) Belgian; €nil (2022: €200 million) French governmentsecurities and €nil (2022: €64 million) of UK government bonds. Managed investment funds of €2,967 million (2022: €3,349 million) are in funds with liquidity of up to 90 days. Collateral assets of €239 million (2022: €698 million) represents collateral paid on derivative financial instruments. Other investments are excluded from net debt based on their liquidity and primarily consist of restricted debtsecuritiesincluding amounts held in qualifying assets by Group insurance companiesto meet regulatory requirements. 165 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 14.Tradeandotherreceivables Trade and other receivablesmainly consist of amounts owed to us by customers and amountsthatwe pay to our suppliersin advance. Derivative financial instrumentswith a positive market value are reportedwithin this note as are contract assets, which represent an asset for accrued revenue in respect of goods orservices delivered to customersfor which a trade receivable does not yet exist, and finance lease receivablesrecognisedwhere the Group acts as a lessor. See note 20 ‘Leases’ formore information on the Group’sleasing activities. Accounting policies Trade receivablesrepresent amounts owed by customers where the rightto receive payment is conditional only on the passage of time. Trade receivablesthat are recovered in instalmentsfrom customers over an extended period are discounted atmarketrates and interestrevenue is accreted over the expected repayment period.Other trade receivables do not carry any interest and are stated attheir nominal value. When the Group establishes a practice ofselling portfolios of receivablesfrom time to time these portfolios are recorded atfair value through other comprehensive income; all other trade receivables are recorded at amortised cost. The carrying value of all trade receivables, contract assets and finance lease receivablesrecorded at amortised costisreduced by allowancesfor lifetime estimated creditlosses. Estimated future creditlosses are firstrecorded on the initialrecognition of a receivable and are based on the ageing of the receivable balances, historical experience and forward looking considerations. Individual balances are written off whenmanagement deemsthemnotto be collectible. 2023 2022 €m €m Included within non-current assets Trade receivables 51 34 Trade receivables held at fair value through other comprehensive income 337 606 Net investment in leases 267 134 Contract assets 494 495 Contract-related costs 690 630 Other receivables 66 37 Prepayments 296 231 Derivative financial instruments1 5,642 4,216 7,843 6,383 Included within current assets Trade receivables 3,277 3,300 Trade receivables held at fair value through other comprehensive income 566 802 Net investment in leases 106 66 Contract assets 3,063 3,056 Contract-related costs 1,471 1,403 Amounts owed by associates and joint ventures 175 241 Other receivables 730 869 Prepayments 835 872 Derivative financial instruments1 482 410 10,705 11,019 Note: 1 Includes €198million (2022: €3million) of embedded derivative option forwhich fair value is based on level 3 ofthe fair value hierarchy (see section on fair value carrying value information within note 22 ‘Capital andRiskManagement’). All otheritems are measured atfair value and the valuation basisislevel 2 classification,which comprisesitems where fair value is determined from inputs otherthan quoted pricesthat are observable forthe asset orliability, either directly orindirectly. The Group’strade receivables and contract assets are classified at amortised cost unlessstated otherwise and are measured after allowancesfor future expected creditlosses,see note 22 ‘Capital and financialriskmanagement’ for more information on creditrisk. The carrying amounts of trade and other receivables, which are measured at amortised cost, approximate their fair value and are predominantly non-interest bearing. The Group’s contract-related costs comprise €2,078 million (2022: €1,967 million)relating to costsincurred to obtain customer contracts and €83 million (2022: €66 million)relating to costsincurred to fulfil customer contracts; an amortisation and impairment expense of €1,541 million (2022: €1,517 million)wasrecognised in operating profit during the year. Other than for the embedded derivative option described above, the fair values of the derivative financial instruments are calculated by discounting the future cash flowsto net present values using appropriate marketinterestrates and foreign currency rates prevailing at 31 March. 166 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 14.Tradeandotherreceivables Trade and other receivablesmainly consist of amounts owed to us by customers and amountsthatwe pay to our suppliersin advance. Derivative financial instrumentswith a positive market value are reportedwithin this note as are contract assets, which represent an asset for accrued revenue in respect of goods orservices delivered to customersfor which a trade receivable does not yet exist, and finance lease receivablesrecognisedwhere the Group acts as a lessor. See note 20 ‘Leases’ formore information on the Group’sleasing activities. Accounting policies Trade receivablesrepresent amounts owed by customers where the rightto receive payment is conditional only on the passage of time. Trade receivablesthat are recovered in instalmentsfrom customers over an extended period are discounted atmarketrates and interestrevenue is accreted over the expected repayment period.Other trade receivables do not carry any interest and are stated attheir nominal value. When the Group establishes a practice ofselling portfolios of receivablesfrom time to time these portfolios are recorded atfair value through other comprehensive income; all other trade receivables are recorded at amortised cost. The carrying value of all trade receivables, contract assets and finance lease receivablesrecorded at amortised costisreduced by allowancesfor lifetime estimated creditlosses. Estimated future creditlosses are firstrecorded on the initialrecognition of a receivable and are based on the ageing of the receivable balances, historical experience and forward looking considerations. Individual balances are written off whenmanagement deemsthemnotto be collectible. 2023 2022 €m €m Included within non-current assets Trade receivables 51 34 Trade receivables held at fair value through other comprehensive income 337 606 Net investment in leases 267 134 Contract assets 494 495 Contract-related costs 690 630 Other receivables 66 37 Prepayments 296 231 Derivative financial instruments1 5,642 4,216 7,843 6,383 Included within current assets Trade receivables 3,277 3,300 Trade receivables held at fair value through other comprehensive income 566 802 Net investment in leases 106 66 Contract assets 3,063 3,056 Contract-related costs 1,471 1,403 Amounts owed by associates and joint ventures 175 241 Other receivables 730 869 Prepayments 835 872 Derivative financial instruments1 482 410 10,705 11,019 Note: 1 Includes €198million (2022: €3million) of embedded derivative option forwhich fair value is based on level 3 ofthe fair value hierarchy (see section on fair value carrying value information within note 22 ‘Capital andRiskManagement’). All otheritems are measured atfair value and the valuation basisislevel 2 classification,which comprisesitems where fair value is determined from inputs otherthan quoted pricesthat are observable forthe asset orliability, either directly orindirectly. The Group’strade receivables and contract assets are classified at amortised cost unlessstated otherwise and are measured after allowancesfor future expected creditlosses,see note 22 ‘Capital and financialriskmanagement’ for more information on creditrisk. The carrying amounts of trade and other receivables, which are measured at amortised cost, approximate their fair value and are predominantly non-interest bearing. The Group’s contract-related costs comprise €2,078 million (2022: €1,967 million)relating to costsincurred to obtain customer contracts and €83 million (2022: €66 million)relating to costsincurred to fulfil customer contracts; an amortisation and impairment expense of €1,541 million (2022: €1,517 million)wasrecognised in operating profit during the year. Other than for the embedded derivative option described above, the fair values of the derivative financial instruments are calculated by discounting the future cash flowsto net present values using appropriate marketinterestrates and foreign currency rates prevailing at 31 March. 15.Tradeandotherpayables Trade and other payables mainly consist of amounts owed to suppliersthat have been invoiced or are accrued and contract liabilitiesrelating to consideration received from customersin advance. They also include taxes and social security amounts due in relation to the Group’srole as an employer. Derivative financial instruments with a negative market value are reportedwithin this note. Accountingpolicies Trade payables are notinterest-bearing and are stated attheir nominal value. 2023 2022 €m €m Included within non-current liabilities Other payables 520 452 Accruals 48 28 Contract liabilities 500 530 Derivative financial instruments1 1,116 1,506 2,184 2,516 Included within current liabilities Trade payables 7,662 7,327 Amounts owed to associates and joint ventures 329 40 Other taxes and social security payable 1,013 1,114 Other payables 2,080 2,032 Accruals2 4,814 6,991 Contract liabilities 2,043 1,991 Derivative financial instruments1 306 166 18,247 19,661 Notes: 1 Items are measured atfair value and the valuation basisislevel 2 classification, which comprisesitems where fair value is determined from inputs otherthan quoted pricesthat are observable forthe asset orliability, either directly orindirectly. 2 Includes €nil (2022: €1,434million) payable in relation to the irrevocable and non-discretionary share buyback programmes. The carrying amounts of trade and other payables approximate their fair value. Materially all of the €1,991 million recorded as current contractliabilities at 1 April 2022 wasrecognised asrevenue during the year. Other payablesincluded within non-current liabilitiesinclude €257 million (2022: €351million) in respect of the re-insurance of a third party annuity policy related to the Vodafone and CWWSections of the Vodafone UK Group Pension Scheme. The fair values of the derivative financial instruments are calculated by discounting the future cash flowsto net present values using appropriate marketinterestrates and foreign currency rates prevailing at 31 March. 167 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 16.Provisions A provision is a liability recorded in the statement of financial position, where there is uncertainty over the timing or amount that will be paid, and istherefore often estimated. The main provisionswe hold are in relation to asset retirement obligations,which include the cost of returning network infrastructure sitesto their original condition atthe end of the lease and claimsfor legal and regulatorymatters. Accounting policies ProvisionsarerecognisedwhentheGrouphasapresentobligation(legalorconstructive)asaresultofapastevent,itisprobablethattheGroupwillbe requiredtosettlethatobligationandareliableestimatecanbemadeoftheamountoftheobligation.ProvisionsaremeasuredattheDirectors’best estimateoftheexpenditurerequiredtosettletheobligationatthereportingdateandarediscountedtopresentvaluewheretheeffectismaterial.Where thetimingofsettlementisuncertainamountsareclassifiedasnon-currentwheresettlementisexpectedmorethan12monthsfromthereportingdate. Assetretirement obligations InthecourseoftheGroup’sactivities,anumberofsitesandotherassetsareutilisedwhichareexpectedtohavecostsassociatedwithdecommissioning. Theassociatedcashoutflowsaresubstantiallyexpectedtooccuratthedatesofdecommissioningoftheassetstowhichtheyrelate,andarelongtermin nature. Legal andregulatory The Group isinvolved in a number of legal and other disputes, including where the Group hasreceived notifications of possible claims. The Directors ofthe Company, after taking legal advice, have established provisions considering the facts of each case. For a discussion of certain legal issues potentially affecting the Group see note 29 ‘Contingent liabilities and legal proceedings’to the consolidated financial statements. Restructuring The Group undertakes periodic reviews of its operations and recognises provisions asrequired based on the outcomes of these reviews. The associated cash outflowsfor restructuring costs are primarily lessthan one year. Other provisions Other provisions comprise variousitemsthat do not fallwithin the Group’s other categories of provisions. Asset retirement Legal and obligations regulatory Restructuring Other Total €m €m €m €m €m 1 April 2021 1,222 528 426 463 2,639 Exchange movements 3 (25) (4) 5 (21) Amounts capitalised in the year 297 – – – 297 Amounts charged to the income statement – 216 216 139 571 Utilised in the year - payments (51) (128) (295) (197) (671) Amounts released to the income statement (1) (142) (41) (83) (267) 31 March 2022 1,470 449 302 327 2,548 Exchange movements (22) (28) – (2) (52) Disposal of subsidiaries (578) (8) (2) (2) (590) Amounts capitalised in the year 185 – – – 185 Amounts charged to the income statement – 138 425 126 689 Utilised in the year - payments (59) (44) (181) (123) (407) Amounts released to the income statement (1) (77) (36) (48) (162) Other 35 – – – 35 31 March 2023 1,030 430 508 278 2,246 168 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 16.Provisions A provision is a liability recorded in the statement of financial position, where there is uncertainty over the timing or amount that will be paid, and istherefore often estimated. The main provisionswe hold are in relation to asset retirement obligations,which include the cost of returning network infrastructure sitesto their original condition atthe end of the lease and claimsfor legal and regulatorymatters. Accounting policies ProvisionsarerecognisedwhentheGrouphasapresentobligation(legalorconstructive)asaresultofapastevent,itisprobablethattheGroupwillbe requiredtosettlethatobligationandareliableestimatecanbemadeoftheamountoftheobligation.ProvisionsaremeasuredattheDirectors’best estimateoftheexpenditurerequiredtosettletheobligationatthereportingdateandarediscountedtopresentvaluewheretheeffectismaterial.Where thetimingofsettlementisuncertainamountsareclassifiedasnon-currentwheresettlementisexpectedmorethan12monthsfromthereportingdate. Assetretirement obligations InthecourseoftheGroup’sactivities,anumberofsitesandotherassetsareutilisedwhichareexpectedtohavecostsassociatedwithdecommissioning. Theassociatedcashoutflowsaresubstantiallyexpectedtooccuratthedatesofdecommissioningoftheassetstowhichtheyrelate,andarelongtermin nature. Legal andregulatory The Group isinvolved in a number of legal and other disputes, including where the Group hasreceived notifications of possible claims. The Directors ofthe Company, after taking legal advice, have established provisions considering the facts of each case. For a discussion of certain legal issues potentially affecting the Group see note 29 ‘Contingent liabilities and legal proceedings’to the consolidated financial statements. Restructuring The Group undertakes periodic reviews of its operations and recognises provisions asrequired based on the outcomes of these reviews. The associated cash outflowsfor restructuring costs are primarily lessthan one year. Otherprovisions Other provisions comprise variousitemsthat do not fallwithin the Group’s other categories of provisions. Asset retirement Legal and obligations regulatory Restructuring Other Total €m €m €m €m €m 1 April 2021 1,222 528 426 463 2,639 Exchange movements 3 (25) (4) 5 (21) Amounts capitalised in the year 297 – – – 297 Amounts charged to the income statement – 216 216 139 571 Utilised in the year - payments (51) (128) (295) (197) (671) Amounts released to the income statement (1) (142) (41) (83) (267) 31 March 2022 1,470 449 302 327 2,548 Exchange movements (22) (28) – (2) (52) Disposal of subsidiaries (578) (8) (2) (2) (590) Amounts capitalised in the year 185 – – – 185 Amounts charged to the income statement – 138 425 126 689 Utilised in the year - payments (59) (44) (181) (123) (407) Amounts released to the income statement (1) (77) (36) (48) (162) Other 35 – – – 35 31 March 2023 1,030 430 508 278 2,246 Provisions have been analysed between current and non-current asfollows: Asset retirement Legal and obligations regulatory Restructuring Other Total €m €m €m €m €m Current liabilities 61 193 298 122 674 Non-current liabilities 969 237 210 156 1,572 31 March 2023 1,030 430 508 278 2,246 Asset retirement Legal and obligations regulatory Restructuring Other Total €m €m €m €m €m Current liabilities 43 235 241 148 667 Non-current liabilities 1,427 214 61 179 1,881 31 March 2022 1,470 449 302 327 2,548 17.Calledupshare capital Called up share capital isthe number ofsharesin issue attheir par value. A number ofshareswere allotted during the year in relation to employee share schemes. Accountingpolicies Equity instrumentsissued by the Group are recorded atthe amount of the proceedsreceived, net of directissuance costs. 2023 2022 Number €m Number €m Ordinary shares of 20 20⁄21 US cents each allotted, issued and fully paid:1, 2, 3 1 April 28,817,627,868 4,797 28,816,835,778 4,797 Allotted during the year 628,190 – 792,090 – 31 March 28,818,256,058 4,797 28,817,627,868 4,797 Notes: 1 At 31March 2023, there were 50,000 (2022: 50,000) 7% cumulative fixed rate shares of £1 each in issue. 2 At 31March 2023, theGroup held 1,825,691,429 (2022: 447,576,522)treasury shareswith a nominal value of €304million (2022: €75 million). Themarket value ofshares heldwas €1,855 million (2022: €661 million). During the year, 85,844,124 (2022: 68,306,442)treasury shares were reissued under Group share schemes and 1,463,959,031 (2022: 1,441,870,348)shares were repurchased undershare buy-back arrangements. 3 During the year ended 31 March 2022, 1,518,629,693 treasury shares were issued in settlement of amaturing £1.72 billion subordinatedmandatory convertible bond. 169 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 18.Reconciliationofnet cashflowfromoperatingactivities The table below shows how our profitfor the year from continuing operationstranslatesinto cash flows generated from our operating activities. Re-presented1 Re-presented1 2023 2022 2021 Notes €m €m €m Profit for the financial year 12,335 2,773 483 Investment income 5 (248) (254) (245) Financing costs 5 1,728 1,964 1,027 Income tax expense 6 481 1,330 3,864 Operating profit 14,296 5,813 5,129 Adjustments for: Share-based payments and other non-cash charges 73 173 146 Depreciation and amortisation 10, 11 13,618 13,845 14,101 Loss on disposal of property, plant and equipment and intangible assets 27 30 17 Share of result of equity accounted associates and joint ventures 12 (433) (389) (374) Impairment loss 4 64 – – Other income 3 (9,098) (50) (568) Increase in inventory (180) (162) (68) (Increase)/decrease in trade and other receivables 14 (458) (638) 582 Increase/(decrease) in trade and other payables 15 1,379 384 (730) Cash generated by operations 19,288 19,006 18,235 Net tax paid (1,234) (925) (1,020) Net cash flow from operating activities 18,054 18,081 17,215 Note: 1 The resultsforthe years ended 31March 2022 and 31 March 2021 have been re-presented to reflectthatIndus Towers Limited is no longerreported as held forsale. In the year ended 31 March 2022, profitforthe financial year and operating profit have both increased by €149 million, otherincome has decreased by €29million and the share of result of equity accounted associates and joint ventures hasincreased by €178 million compared to the amounts previously reported. In the year ended 31 March 2021, profitforthe financial year has decreased by €53 million, investmentincome has decreased by €85million, operating profit hasincreased by €32million and the share of result of equity accounted associates and joint ventures has increased by €32 million compared to the amounts previously reported. There is no impact oncash generated by operations and net cash flowfrom operating activities. See note 7 ‘Discontinued operations and assets held forsale’ formore information. 19.Cashandcash equivalents The majority ofthe Group’s cash is held in bank deposits ormoneymarket fundswhich have a maturity of threemonths or lessfrom acquisition to enable ustomeet ourshort-term liquidity requirements. Accounting policies Cash and cash equivalents comprise cash and bank deposits, and othershort-termhighly liquid investmentsthat are readily convertible to a known amount of cash and are subjectto an insignificant risk of changesin value. Assetsinmoney marketfunds, whose contractual cash flows do not representsolely payments of interest and principal, are measured atfair value with gains and losses arising from changesin fair value included in net profit or lossfor the period. All other cash and cash equivalents are measured at amortised cost. 2023 2022 €m €m Cash and bank deposits1 3,924 2,220 Money market funds2 7,781 5,276 Cash and cash equivalents as presented in the consolidated statement of financial position 11,705 7,496 Bank overdrafts (77) (125) Cash and cash equivalents as presented in the consolidated statement of cash flows 11,628 7,371 Note: 1 Includes bank deposits underrepurchase agreements of €1,750million (2022: €nil). 2 Items are measured atfair value and the valuation basisislevel 1 classification,which comprisesfinancial instruments where fair value is determined by unadjusted quoted pricesin active markets. The carrying amount of balances at amortised cost approximatestheir fair value. Cash and cash equivalents of €1,572million (2022: €1,554 million) are held in countrieswith restrictions on remittances butwhere the balances could be used to repay subsidiaries’ third party liabilities. In addition, those balances could also be used to repay €722 million (2022: €932 million) of intercompany liabilities as at 31 March 2023. 170 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 18.Reconciliationofnet cashflowfromoperatingactivities The table below shows how our profitfor the year from continuing operationstranslatesinto cash flows generated from our operating activities. Re-presented1 Re-presented1 2023 2022 2021 Notes €m €m €m Profit for the financial year 12,335 2,773 483 Investment income 5 (248) (254) (245) Financing costs 5 1,728 1,964 1,027 Income tax expense 6 481 1,330 3,864 Operating profit 14,296 5,813 5,129 Adjustments for: Share-based payments and other non-cash charges 73 173 146 Depreciation and amortisation 10, 11 13,618 13,845 14,101 Loss on disposal of property, plant and equipment and intangible assets 27 30 17 Share of result of equity accounted associates and joint ventures 12 (433) (389) (374) Impairment loss 4 64 – – Other income 3 (9,098) (50) (568) Increase in inventory (180) (162) (68) (Increase)/decrease in trade and other receivables 14 (458) (638) 582 Increase/(decrease) in trade and other payables 15 1,379 384 (730) Cash generated by operations 19,288 19,006 18,235 Net tax paid (1,234) (925) (1,020) Net cash flow from operating activities 18,054 18,081 17,215 Note: 1 The resultsforthe years ended 31March 2022 and 31 March 2021 have been re-presented to reflectthatIndus Towers Limited is no longerreported as held forsale. In the year ended 31 March 2022, profitforthe financial year and operating profit have both increased by €149 million, otherincome has decreased by €29million and the share of result of equity accounted associates and joint ventures hasincreased by €178 million compared to the amounts previously reported. In the year ended 31 March 2021, profitforthe financial year has decreased by €53 million, investmentincome has decreased by €85million, operating profit hasincreased by €32million and the share of result of equity accounted associates and joint ventures has increased by €32 million compared to the amounts previously reported. There is no impact oncash generated by operations and net cash flowfrom operating activities. See note 7 ‘Discontinued operations and assets held forsale’ formore information. 19.Cashandcash equivalents The majority ofthe Group’s cash is held in bank deposits ormoneymarket fundswhich have a maturity of threemonths or lessfrom acquisition to enable ustomeet ourshort-term liquidity requirements. Accounting policies Cash and cash equivalents comprise cash and bank deposits, and othershort-termhighly liquid investmentsthat are readily convertible to a known amount of cash and are subjectto an insignificant risk of changesin value. Assetsinmoney marketfunds, whose contractual cash flows do not representsolely payments of interest and principal, are measured atfair value with gains and losses arising from changesin fair value included in net profit or lossfor the period. All other cash and cash equivalents are measured at amortised cost. 2023 2022 €m €m Cash and bank deposits1 3,924 2,220 Money market funds2 7,781 5,276 Cash and cash equivalents as presented in the consolidated statement of financial position 11,705 7,496 Bank overdrafts (77) (125) Cash and cash equivalents as presented in the consolidated statement of cash flows 11,628 7,371 Note: 1 Includes bank deposits underrepurchase agreements of €1,750million (2022: €nil). 2 Items are measured atfair value and the valuation basisislevel 1 classification,which comprisesfinancial instruments where fair value is determined by unadjusted quoted pricesin active markets. The carrying amount of balances at amortised cost approximatestheir fair value. Cash and cash equivalents of €1,572million (2022: €1,554 million) are held in countrieswith restrictions on remittances butwhere the balances could be used to repay subsidiaries’ third party liabilities. In addition, those balances could also be used to repay €722 million (2022: €932 million) of intercompany liabilities as at 31 March 2023. 20.Leases The Group leases assetsfromother parties(the Group is a lessee) and also leases assetsto other parties(the Group is a lessor). This note describes how the Group accountsfor leases and provides details about itslease arrangements. Accountingpolicies As a lessee When the Group leases an asset, a ‘right-of-use asset’ isrecognised for the leased item and a lease liability isrecognised for any lease paymentsto be paid over the lease termatthe lease commencement date. The right-of-use assetisinitially measured at cost, being the present value of the lease payments paid or payable, plus any initial direct costsincurred in entering the lease and less any lease incentivesreceived. Right-of-use assets are depreciated on a straight-line basisfrom the commencement date to the earlier of the end of the asset’s useful life or the end of the lease term. The lease term isthe non-cancellable period of the lease plus any periodsfor which the Group is‘reasonably certain’ to exercise any extension options(see below). The useful life of the assetis determined in amanner consistentto thatfor owned property, plant and equipment(as described in note 11 ‘Property, plant and equipment’). If right-of-use assets are considered to be impaired, the carrying value is reduced accordingly. Lease liabilities are initially measured at the value of the lease payments over the lease term that are not paid atthe commencement date and are usually discounted using the incremental borrowing rates of the applicable Group entity (the rate implicitin the lease is used if itisreadily determinable). Lease paymentsincluded in the lease liability include both fixed payments and in-substance fixed payments during the term of the lease. After initialrecognition, the lease liability isrecorded at amortised cost using the effective interestmethod. Itisremeasured when there is a change in future lease payments arising from a change in an index or rate (e.g. an inflation related increase) or if the Group’s assessment of the lease term changes; any changesin the lease liability as a result of these changes also resultsin a corresponding change in the recorded right-of-use asset. As a lessor Where the Group is a lessor, it determines atinception whether the lease is a finance or an operating lease. When a lease transferssubstantially all the risks and rewards of ownership of the underlying assetthen the lease is a finance lease; otherwise the lease is an operating lease. Where the Group is an intermediate lessor, the interestsin the head lease and the sub-lease are accounted forseparately and the lease classification of a sub-lease is determined by reference to the right-of-use asset arising from the head lease. Income from operating leasesisrecognised on a straight-line basis overthe lease term. Income from finance leasesisrecognised atlease commencementwith interestincome recognised over the lease term. Lease income isrecognised asrevenue for transactionsthat are part of the Group’s ordinary activities(i.e. primarily leases of handsets or other equipmentto customers, leases ofwholesale accessto the Group’sfibre and cable networks and leases of tower infrastructure assets). The Group usesIFRS 15 principlesto allocate the consideration in contracts between any lease and non-lease components. TheGroup’s leasingactivities as a lessee The Group leases buildingsfor itsretailstores, offices and data centres, land on which to constructmobile base stations,space on mobile base stationsto place active RANequipment and network space (primarily rack space or ductspace). In addition, the Group leasesfibre and other fixed connectivity to provide internal connectivity for the Group’s operations and on a wholesale basisfrom other operatorsto provide fixed connectivity servicesto the Group’s customers. The Group’s general approach to determining lease term by class of assetis described in note 1 ‘Basis of preparation’ under critical accounting judgements and key sources of estimation uncertainty. Most of the Group’sleasesinclude future price increasesthrough fixed percentage increases, indexation to inflation measures on a periodic basis or rentreviewclauses. Other than fixed percentage increasesthe lease liability does notreflectthe impact of these future increases unlessthe measurement date has passed. The Group’sleases contain nomaterial variable payments clauses other than those related to the number of operatorssharing space on third party mobile base stations. 171 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 20.Leases(continued) Optionalleaseperiods Where practicable the Group seeksto include extension or break optionsin leasesto provide operational flexibility, therefore many of the Group’s lease contracts contain optional periods. The Group’s policy on assessing and reassessing whether itisreasonably certain thatthe optional period will be included in the lease term is described in note 1 ‘Basis of preparation’ under ‘critical accounting judgements and key sources of estimation uncertainty’. After initialrecognition of a lease, the Group only reassessesthe lease term when there is a significant event or a significant change in circumstances,which was not anticipated atthe time of the previous assessment. Significant events orsignificant changesin circumstances could include merger and acquisition orsimilar activity,significant expenditure on the leased asset not anticipated in the previous assessment, or detailed management plansindicating a different conclusion on optional periodsto the previous assessment. Where a significant event orsignificant change in circumstances does not occur, the lease termand therefore lease liability and right-of-use asset value, will decline over time. The Group’s cash outflow for leasesin the year ended 31 March 2023 was €4,479 million (2022: €4,338 million). Following changesto the Group’s structure during the year, itis expected thatfuture annual cash outflowswill increase by circa €300 million absentsignificantfuture changesin the volume of the Group’s activities orstrategic changesto use more or fewer owned assets,subject to contractual price increases. The future cash outflowsincluded within lease liabilities are shown in the maturity analysis below. The maturity analysis only includesthe reasonably certain paymentsto be made; cash outflowsin these future periodswill likely exceed these amounts as paymentswill be made on optional periods not considered reasonably certain at present and on new leases entered into in future periods. The Group’sleasesfor customer connectivity are normally either under regulated access or network sharing orsimilar preferential access arrangements and as a resultthe Group normally hassignificantflexibility over the term it can lease such connectionsfor; generally the notice period required to cancel the lease islessthan the notice period included in the service contractwith the end customer. As a result, the Group does not have any significant cash exposure to optional periods on customer connectivity asthe Group can cancelthe lease when the service agreement ends. In some circumstancesthe Group is committed tominimum spend amountsfor connectivity leases, which are included within reported lease liabilities. Saleandleaseback In March 2023, the Group disposed of itsinterest in Vantage Towers A.G. (‘Vantage Towers’) into a new joint venture, Oak Holdings 1 GmbH(‘Oak’); Vodafone retains an interest of 64.2% in Oak, which owns 89.3% of Vantage Towers(see note 27 ‘Acquisitions and disposals’ for additional details). The Group has agreementswith Vantage Towersto lease back spaces on itstowers(see note 30 ‘Related party transactions’). The Group de-recognised assetsrelated to the mobile base stations with a net book value of €4,793 million. A total net gain on disposal of €9,287 million was realised as a result of the disposal of Vantage Towers; €680 million of this gain,reflecting the gain on the proportion ofsold towersthat has been retained through the leaseback, has been recorded as a reduction in the value of the right-of-use assetrecognised for the leaseback of towerspace and will be realised as a reduction in depreciation over the term of the leaseback until November 2028.Othersale and leaseback transactions entered into by the Groupwere notmaterial, individually or in aggregate. Amounts recognised inthe primary financial statements inrelation to lessee transactions Right-of-useassets The carrying value of the Group’sright-of-use assets, depreciation charge for the year and additions during the year are disclosed in note 11 ‘Property, plant and equipment’. Leaseliabilities The Group’slease liabilities are disclosed in note 21 ‘Borrowings’. The maturity profile of the Group’slease liabilitiesis asfollows: 2023 2022 €m €m Within one year 3,452 3,130 In more than one year but less than two years 2,574 2,189 In more than two years but less than three years 2,200 1,759 In more than three years but less than four years 1,981 1,579 In more than four years but less than five years 1,810 1,387 In more than five years 3,240 4,242 15,257 14,286 Effect of discounting (1,893) (1,747) Lease liability - as disclosed in note 21 ‘Borrowings’ 13,364 12,539 At 31 March 2023 the Group has entered into lease contractswith payment obligationswith an undiscounted value of €320 million (2022: €51 million) that had not commenced at 31 March 2023. Interest expense on lease liabilitiesfor the year is disclosed in note 5 ‘Investmentincome and financing costs’. The Group has nomaterial liabilities under residual value guarantees andmakes nomaterial variable payments notincluded in the lease liability. The Group does not apply either the shortterm or lowvalue expedient optionsin IFRS 16. 172 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 20.Leases(continued) Optionalleaseperiods Where practicable the Group seeksto include extension or break optionsin leasesto provide operational flexibility, therefore many of the Group’s lease contracts contain optional periods. The Group’s policy on assessing and reassessing whether itisreasonably certain thatthe optional period will be included in the lease term is described in note 1 ‘Basis of preparation’ under ‘critical accounting judgements and key sources of estimation uncertainty’. After initialrecognition of a lease, the Group only reassessesthe lease term when there is a significant event or a significant change in circumstances,which was not anticipated atthe time of the previous assessment. Significant events orsignificant changesin circumstances could include merger and acquisition orsimilar activity,significant expenditure on the leased asset not anticipated in the previous assessment, or detailed management plansindicating a different conclusion on optional periodsto the previous assessment. Where a significant event orsignificant change in circumstances does not occur, the lease termand therefore lease liability and right-of-use asset value, will decline over time. The Group’s cash outflow for leasesin the year ended 31 March 2023 was €4,479 million (2022: €4,338 million). Following changesto the Group’s structure during the year, itis expected thatfuture annual cash outflowswill increase by circa €300 million absentsignificantfuture changesin the volume of the Group’s activities orstrategic changesto use more or fewer owned assets,subject to contractual price increases. The future cash outflowsincluded within lease liabilities are shown in the maturity analysis below. The maturity analysis only includesthe reasonably certain paymentsto be made; cash outflowsin these future periodswill likely exceed these amounts as paymentswill be made on optional periods not considered reasonably certain at present and on new leases entered into in future periods. The Group’sleasesfor customer connectivity are normally either under regulated access or network sharing orsimilar preferential access arrangements and as a resultthe Group normally hassignificantflexibility over the term it can lease such connectionsfor; generally the notice period required to cancel the lease islessthan the notice period included in the service contractwith the end customer. As a result, the Group does not have any significant cash exposure to optional periods on customer connectivity asthe Group can cancelthe lease when the service agreement ends. In some circumstancesthe Group is committed tominimum spend amountsfor connectivity leases, which are included within reported lease liabilities. Saleandleaseback In March 2023, the Group disposed of itsinterest in Vantage Towers A.G. (‘Vantage Towers’) into a new joint venture, Oak Holdings 1 GmbH(‘Oak’); Vodafone retains an interest of 64.2% in Oak, which owns 89.3% of Vantage Towers(see note 27 ‘Acquisitions and disposals’ for additional details). The Group has agreementswith Vantage Towersto lease back spaces on itstowers(see note 30 ‘Related party transactions’). The Group de-recognised assetsrelated to the mobile base stations with a net book value of €4,793 million. A total net gain on disposal of €9,287 million was realised as a result of the disposal of Vantage Towers; €680 million of this gain,reflecting the gain on the proportion ofsold towersthat has been retained through the leaseback, has been recorded as a reduction in the value of the right-of-use assetrecognised for the leaseback of towerspace and will be realised as a reduction in depreciation over the term of the leaseback until November 2028.Othersale and leaseback transactions entered into by the Groupwere notmaterial, individually or in aggregate. Amounts recognised inthe primary financial statements inrelation to lessee transactions Right-of-useassets The carrying value of the Group’sright-of-use assets, depreciation charge for the year and additions during the year are disclosed in note 11 ‘Property, plant and equipment’. Leaseliabilities The Group’slease liabilities are disclosed in note 21 ‘Borrowings’. The maturity profile of the Group’slease liabilitiesis asfollows: 2023 2022 €m €m Within one year 3,452 3,130 In more than one year but less than two years 2,574 2,189 In more than two years but less than three years 2,200 1,759 In more than three years but less than four years 1,981 1,579 In more than four years but less than five years 1,810 1,387 In more than five years 3,240 4,242 15,257 14,286 Effect of discounting (1,893) (1,747) Lease liability - as disclosed in note 21 ‘Borrowings’ 13,364 12,539 At 31 March 2023 the Group has entered into lease contractswith payment obligationswith an undiscounted value of €320 million (2022: €51 million) that had not commenced at 31 March 2023. Interest expense on lease liabilitiesfor the year is disclosed in note 5 ‘Investmentincome and financing costs’. The Group has nomaterial liabilities under residual value guarantees andmakes nomaterial variable payments notincluded in the lease liability. The Group does not apply either the shortterm or lowvalue expedient optionsin IFRS 16. TheGroup’s leasingactivities as a lessor The Group has a wide range of lessor activities with consumer and enterprise customers, other telecommunication companies and other companies. With consumer and enterprise customers, the Group generateslease income from the provision of handsets, routers and other communications equipment. The Group provideswholesale accessto the Group’sfibre and cable networks, leases outspace on the Group’s owned mobile base stationsto other telecommunication companies and sub-leases certain retainedmobile base station sitesto telecommunication tower companies. In addition, the Group sub-leasesretailstoresto franchise partnersin certain markets and leases outsurplus assets(e.g. vacant offices and retailstores) to other companies. Lessor transactions are classified as operating or finance leases based onwhether the lease transferssubstantially all of the risks and rewards incidental to ownership of the asset. Leases are individually assessed, but generally, the Group’slessor transactionsin the year are classified as: - Operating leaseswhere the Group provideswholesale accessto itsfibre and cable networks, providesrouters orsimilar equipmentto fixed customers or islessor ofspace on owned mobile base stations; and - Finance leaseswhere the Group issub-lessor of handsets orsimilar itemsin back-to-back arrangements or where surplus assets or certain retained mobile base stationssites are sublet outfor all orsubstantially all of the remaining head lease term. The Group’sincome as a lessor in the year is asfollows: 2023 2022 €m €m Operating leases Lease revenue (note 2 ‘Revenue disaggregation and segmental analysis’) 751 758 Income from leases not recognised as revenue 47 45 Substantially all of the Group’sincome as a lessor is operating lease income. The committed amountsto be received from the Group’s operating leases are asfollows: Maturity Within one year In one to two years In two to three years In three to four years In four to five years In more than five years Total €m €m €m €m €m €m €m Committed operating lease payments due to the Group as a lessor 31 March 2023 304 128 36 16 7 4 495 31 March 2022 513 250 161 128 114 343 1,509 The Group’s netinvestmentin leases are disclosed in note 14 ‘Trade and other receivables’. The maturity profile of the Group’s netinvestmentin leasesis asfollows: 2023 2022 €m €m Within one year 111 72 In more than one year but less than two years 88 55 In more than two years but less than three years 67 36 In more than three years but less than four years 54 25 In more than four years but less than five years 47 11 In more than five years 39 9 406 208 Unearned finance income (33) (8) Net investment in leases - as disclosed in note 14 ‘Trade and other receivables’ 373 200 The Group has nomaterial lease income arising from variable lease payments. 173 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 21.Borrowings The Group’ssources of borrowing for funding and liquidity purposes come from a range of committed bank facilities and through short-term and long-term issuancesin the capital marketsincluding bond and commercial paper issues and bank loans. Liabilities arising from the Group’slease arrangements are also reported in borrowings;see note 20 ‘Leases’. Wemanage the basis onwhich we incur interest on debt between fixed interestrates and floating interest rates depending onmarket conditions using interest rate derivatives. The Group entersinto foreign exchange contractsto mitigate the impact of exchange ratemovements on certain monetary items. Accounting policies Interest-bearing loans and overdrafts are initially measured atfair value (which is equal to cost atinception), and are subsequently measured at amortised cost, using the effective interestrate method. Where they are identified as a hedged item in a designated fair value hedge relationship, fair value adjustments are recognised in accordancewith our policy (see note 22 ‘Capital and financialrisk management’). Any difference between the proceeds net of transaction costs and the amount due on settlement or redemption of borrowingsisrecognised over the term of the borrowing. Where bondsissued with certain conversion rights are identified as compound instrumentsthey are initiallymeasured atfair value with the nominal amountsrecognised as a componentin equity and the fair value of future couponsincluded in borrowings. These are subsequently measured at amortised cost using the effective interestrate method. Borrowings 2023 2022 €m €m Non-current borrowings Bonds 39,512 46,156 Bank loans 487 629 Lease liabilities (note 20) 10,318 9,810 Other borrowings1 1,352 1,536 51,669 58,131 Current borrowings Bonds 4,604 1,875 Bank loans 308 688 Lease liabilities (note 20) 3,046 2,729 Collateral liabilities 4,886 2,914 Bank borrowings secured against Indian assets 1,485 1,382 Other borrowings1 392 2,373 14,721 11,961 Borrowings 66,390 70,092 Note: 1 Includes €1,140 million (2022: €1,273million) and €196million (2022: €2,165 million) oflicence and spectrum fees payable in non-current and current borrowingsrespectively. The fair value of the Group’sfinancial liabilities held at amortised cost approximate to fair value with the exception of long-term bonds with a carrying value of €39,512million (2022: €46,156 million) which have a fair value of €35,044 million (2022: €46,348 million). Fair value is based on level 1 of the fair value hierarchy using quoted market prices. The Group’s current borrowings also include €1,485 million (2022: €1,382 million) of bank borrowingsthat are secured againstthe Group’s shareholdingsin Indus Towers and Vodafone Idea (see note 12 ‘Investmentsin Associates and Joint Ventures’ for further details of these assets) and will be repaid through the realisation of proceedsfrom those assets. This arrangement contains an embedded derivative option which has been separately fair valued and is presented within derivative assetsin current assets(see note 14 ‘Trade and other receivables’). The Group’s borrowings, which include certain bondsthat have been designated in hedge relationships, are carried at €1,282 million higher (2022: €1,316 million higher) than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than euros, the Group has entered into foreign currency swapsto fixthe euro cash outflows on redemption. The impact of these swapsis notreflected in borrowings and would decrease the euro equivalentredemption value of the bonds by €1,440million (2022: €1,456 million). 174 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 21.Borrowings The Group’ssources of borrowing for funding and liquidity purposes come from a range of committed bank facilities and through short-term and long-term issuancesin the capital marketsincluding bond and commercial paper issues and bank loans. Liabilities arising from the Group’slease arrangements are also reported in borrowings;see note 20 ‘Leases’. Wemanage the basis onwhich we incur interest on debt between fixed interest rates and floating interest rates depending onmarket conditions using interest rate derivatives. The Group entersinto foreign exchange contractsto mitigate the impact of exchange ratemovements on certain monetary items. Accounting policies Interest-bearing loans and overdrafts are initially measured atfair value (which is equal to cost atinception), and are subsequently measured at amortised cost, using the effective interestrate method. Where they are identified as a hedged item in a designated fair value hedge relationship, fair value adjustments are recognised in accordancewith our policy (see note 22 ‘Capital and financialrisk management’). Any difference between the proceeds net of transaction costs and the amount due on settlement or redemption of borrowingsisrecognised over the term of the borrowing. Where bondsissued with certain conversion rights are identified as compound instrumentsthey are initiallymeasured atfair value with the nominal amountsrecognised as a componentin equity and the fair value of future couponsincluded in borrowings. These are subsequently measured at amortised cost using the effective interestrate method. Borrowings 2023 2022 €m €m Non-current borrowings Bonds 39,512 46,156 Bank loans 487 629 Lease liabilities (note 20) 10,318 9,810 Other borrowings1 1,352 1,536 51,669 58,131 Current borrowings Bonds 4,604 1,875 Bank loans 308 688 Lease liabilities (note 20) 3,046 2,729 Collateral liabilities 4,886 2,914 Bank borrowings secured against Indian assets 1,485 1,382 Other borrowings1 392 2,373 14,721 11,961 Borrowings 66,390 70,092 Note: 1 Includes €1,140 million (2022: €1,273million) and €196million (2022: €2,165 million) oflicence and spectrum fees payable in non-current and current borrowingsrespectively. The fair value of the Group’sfinancial liabilities held at amortised cost approximate to fair value with the exception of long-term bonds with a carrying value of €39,512million (2022: €46,156 million) which have a fair value of €35,044 million (2022: €46,348 million). Fair value is based on level 1 of the fair value hierarchy using quoted market prices. The Group’s current borrowings also include €1,485 million (2022: €1,382 million) of bank borrowingsthat are secured againstthe Group’s shareholdingsin Indus Towers and Vodafone Idea (see note 12 ‘Investmentsin Associates and Joint Ventures’ for further details of these assets) and will be repaid through the realisation of proceedsfrom those assets. This arrangement contains an embedded derivative option which has been separately fair valued and is presented within derivative assetsin current assets(see note 14 ‘Trade and other receivables’). The Group’s borrowings, which include certain bondsthat have been designated in hedge relationships, are carried at €1,282 million higher (2022: €1,316 million higher) than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than euros, the Group has entered into foreign currency swapsto fixthe euro cash outflows on redemption. The impact of these swapsis notreflected in borrowings and would decrease the euro equivalentredemption value of the bonds by €1,440million (2022: €1,456 million). Commercialpaperprogrammes We currently have US and euro commercial paper programmes ofUS$15 billion (€13.8 billion) and €10 billion respectively which are available to be used tomeetshort-term liquidity requirements. At 31 March 2023 both programmesremained undrawn. The commercial paper facilitieswere supported by US$4.0 billion (€3.7 billion) and €4.0 billion ofsyndicated committed bank facilities.No amounts had been drawn under these facilities. Bonds We have two €30 billion euromedium-term note programmes and aUS shelf programme which are used tomeetmedium to long-term funding requirements. At 31 March 2023 the total amountsin issue under these programmessplit by currency wereUS$21.3 billion, €17.6 billion, £3.6 billion, AUD$0.5 billion, HKD$2.1 billion, NOK2.2 billion, CHF0.7 billion and JPY10 billion. At 31 March 2023 the Group had bonds outstanding with a nominal value equivalent to €42.8 billion. During the year ended 31 March 2023, bonds with a nominal value of €1.8 billion and £0.6 billion were issued utilising the euro medium-term note programme and US$1.2 billion were issued utilising the US Shelf programme. During the year bondswith euro equivalent nominal values of €1.9 billion and €3.8 billion matured and were re-purchased respectively. Bondsmature between 2023 and 2063 (2022: 2022 and 2059) and have interestrates between 0.375% and 7.875% (2022: 0% and 7.875%). Mandatoryconvertiblebonds In March 2023 the Group concluded the lastremaining share buybacksrelated to the mandatory convertible bonds(‘MCBs’) and no further instrumentsremain outstanding. On 12 March 2019 the Group issued £3.4 billion ofsubordinatedmandatory convertible bonds(‘MCBs’)splitinto two equal tranches of £1.7 billion with coupons of 1.2% and 1.5% respectively. The firsttranche matured on 12 March 2021 at a conversion price of £1.2055 pershare and the second tranchematured on 12 March 2022 at a conversion price of £1.1326 pershare. These were recognised as compound instrumentswith nominal values of £3.4 billion (€3.8 billion)recognised as a component ofshareholders’ fundsin equity and the fair value of future coupons £0.1 billion (€0.1 billion) recognised as a financial liability in borrowings. The Group’sstrategy wasto hedge the equity risk associated with the MCB issuance to any futuremovement in itsshare price by an option strategy designed to hedge the economic impact ofshare price movements. The Group decided to buy back ordinary sharestomitigate dilution resulting from the conversion and the hedging strategy provided a hedge for the repurchase price. Treasury shares The Group held a maximum of 1,825,691,429 (2022: 1,911,661,729) of its own shares during the year which represented 6.3% (2022: 6.6%) of issued share capital atthattime. 175 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 22.Capital andfinancialriskmanagement This note detailsthe treasury management and financialrisk management objectives and policies, aswell as the exposure and sensitivity of the Group to credit, liquidity, interest and foreign exchange risk, and the policiesin place tomonitor andmanage these risks. Accounting policies Financialinstruments Financial assets and financial liabilities, in respect of financial instruments, are recognised on the Group’s consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument. Financialliabilities andequity instruments Financial liabilities and equity instrumentsissued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contractthat provides a residual interestin the assets of the Group after deducting all of itsliabilities and includes no obligation to deliver cash or other financial assets. The accounting policies adopted forspecific financial liabilities and equity instruments are set out below. Financialliabilitiesunderputoptionarrangements The Group has an obligation to pay a fixed rate of return tominority equity shareholdersin the Group’ssubsidiary KabelDeutschland AG, under the terms of a court-imposed domination and profit and losstransfer agreement. This agreement also providesthe minority shareholdersthe option to puttheirshareholding to Vodafone at a fixed price pershare. The obligation to purchase the shares has been recognised as a financial liability and no non-controlling interests are recognised in respect of minority shareholders. Interest costs are accrued atthe agreed rate ofreturn and recognised in financing costs. Derivative financialinstruments andhedgeaccounting The Group’s activities expose itto the financialrisks of changesin foreign exchange rates and interestrateswhich itmanages using derivative financial instruments. The use of financial derivativesis governed by the Group’s policies approved by the Board of Directors, which provide written principles on the use of financial derivatives consistent with the Group’srisk managementstrategy. The Group does not use derivative financial instrumentsforspeculative purposes. The Group designates certain derivatives as: − hedges of the change in fair value ofrecognised assets and liabilities(‘fair value hedges’); − hedges of highly probable forecasttransactions or hedges of foreign currency or interestrate risks of firmcommitments(‘cash flowhedges’); or − hedges of netinvestmentsin foreign operations. Derivative financial instruments are initially measured atfair value on the contract date and are subsequently re-measured to fair value at each reporting date. Changesin values of all derivatives of a financing nature are included within investmentincome and financing costsin the income statement unless designated in an effective cash flow hedge relationship or a hedge of a net investmentin foreign operationswhen the effective portion of changesin value are deferred to other comprehensive income.Hedge effectivenessis determined atthe inception of the hedge relationship, and through periodic prospective effectiveness assessmentsto ensure that an economic relationship exists between the hedged item and hedging instrument. For fair value hedges, the carrying value of the hedged item is also adjusted for changesin fair value for the hedged risk, with gains and lossesrecognised in the income statement. Hedge accounting is discontinued when the hedging instrument expires or issold, terminated, exercised or no longer qualifiesfor hedge accounting. When hedge accounting is discontinued, any gain or lossrecognised in other comprehensive income atthattime remainsin equity and isrecognised in the income statementwhen the hedged transaction is ultimately recognised in the income statement. For cash flowhedges, when the hedged item isrecognised in the income statement, amounts previously recognised in other comprehensive income and accumulated in equity for the hedging instrument are reclassified to the income statement. However, when the hedged transaction resultsin the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognised in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability. If a forecasttransaction is no longer expected to occur, the gain or loss accumulated in equity isrecognised immediately in the income statement. For netinvestment hedges, gains and losses accumulated in other comprehensive income are included in the income statementwhen the foreign operation is disposed of. 176 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 22.Capital andfinancialriskmanagement This note detailsthe treasury management and financialrisk management objectives and policies, aswell as the exposure and sensitivity of the Group to credit, liquidity, interest and foreign exchange risk, and the policiesin place tomonitor andmanage these risks. Accounting policies Financialinstruments Financial assets and financial liabilities, in respect of financial instruments, are recognised on the Group’s consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument. Financialliabilities andequity instruments Financial liabilities and equity instrumentsissued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contractthat provides a residual interestin the assets of the Group after deducting all of itsliabilities and includes no obligation to deliver cash or other financial assets. The accounting policies adopted forspecific financial liabilities and equity instruments are set out below. Financialliabilitiesunderputoptionarrangements The Group has an obligation to pay a fixed rate of return to minority equity shareholdersin the Group’ssubsidiary KabelDeutschland AG, under the terms of a court-imposed domination and profit and losstransfer agreement. This agreement also providesthe minority shareholdersthe option to puttheirshareholding to Vodafone at a fixed price pershare. The obligation to purchase the shares has been recognised as a financial liability and no non-controlling interests are recognised in respect of minority shareholders. Interest costs are accrued atthe agreed rate ofreturn and recognised in financing costs. Derivative financialinstruments andhedgeaccounting The Group’s activities expose itto the financialrisks of changesin foreign exchange rates and interestrateswhich itmanages using derivative financial instruments. The use of financial derivativesis governed by the Group’s policies approved by the Board of Directors, which provide written principles on the use of financial derivatives consistent with the Group’srisk managementstrategy. The Group does not use derivative financial instrumentsforspeculative purposes. The Group designates certain derivatives as: − hedges of the change in fair value ofrecognised assets and liabilities(‘fair value hedges’); − hedges of highly probable forecasttransactions or hedges of foreign currency or interestrate risks of firmcommitments(‘cash flowhedges’); or − hedges of netinvestmentsin foreign operations. Derivative financial instruments are initially measured atfair value on the contract date and are subsequently re-measured to fair value at each reporting date. Changesin values of all derivatives of a financing nature are included within investmentincome and financing costsin the income statement unless designated in an effective cash flow hedge relationship or a hedge of a netinvestmentin foreign operationswhen the effective portion of changesin value are deferred to other comprehensive income.Hedge effectivenessis determined atthe inception of the hedge relationship, and through periodic prospective effectiveness assessmentsto ensure that an economic relationship exists between the hedged item and hedging instrument. For fair value hedges, the carrying value of the hedged item is also adjusted for changesin fair value for the hedged risk, with gains and lossesrecognised in the income statement. Hedge accounting is discontinued when the hedging instrument expires or issold, terminated, exercised or no longer qualifiesfor hedge accounting. When hedge accounting is discontinued, any gain or lossrecognised in other comprehensive income atthattime remainsin equity and isrecognised in the income statementwhen the hedged transaction is ultimately recognised in the income statement. For cash flowhedges, when the hedged item isrecognised in the income statement, amounts previously recognised in other comprehensive income and accumulated in equity for the hedging instrument are reclassified to the income statement. However, when the hedged transaction resultsin the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognised in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability. If a forecasttransaction is no longer expected to occur, the gain or loss accumulated in equity isrecognised immediately in the income statement. For netinvestment hedges, gains and losses accumulated in other comprehensive income are included in the income statement when the foreign operation is disposed of. Capitalmanagement The following table summarisesthe capital of the Group at 31 March: Re-presented1 2023 2022 €m €m Borrowings (note 21) 66,390 70,092 Cash and cash equivalents (note 19) (11,705) (7,496) Derivative financial instruments included in trade and other receivables (note 14) (6,124) (4,626) Derivative financial instruments included in trade and other payables (note 15) 1,422 1,672 Short-term investments (note 13) (4,305) (4,795) Collateral assets (note 13) (239) (698) Financial liabilities under put option arrangements 485 494 Equity 64,483 57,073 Capital 110,407 111,716 Note: 1 The resultsforthe year ended 31 March 2022 have been re-presented to reflectthatIndus Towers Limited is no longerreported as held forsale. Capital hasincreased by €96 million compared to the amount previously reported. See note 7 ‘Discontinued operations and assets held forsale’ formore information. The Group’s policy isto borrowcentrally using a mixture of long-term and short-termcapital marketissues and borrowing facilitiestomeet anticipated funding requirements. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries. Dividends from joint ventures and associates and tonon-controlling shareholders Dividend policieswithin shareholder agreementsfor certain of the Group’s associates and joint ventures give the Group certain rightsto receive dividends but are generally paid atthe discretion of the Board of Directors orshareholders. We do not have existing obligationsto pay dividendsto non-controlling interest partners of oursubsidiaries other than ongoing dividend obligationsto the Kabel Deutschland A.G. minority shareholders. The amount of dividendsreceived and paid in the year are disclosed in the consolidated statement of cash flows. Potential cash outflows from optionagreements and similar arrangements All remaining put optionsissued as part of the hedging strategy for the mandatory convertible bonds(‘MCBs’)matured during the financial year (1,452 million share options outstanding as at 31 March 2022). These permitted the holdersto exercise againstthe Group atmaturity of the option if there was a decrease in ourshare price. Under the terms of the options,settlementwasmade in cash which equated to the reduced value of sharesfrom the initial conversion price, adjusted for dividends declared. Saleoftrade receivables During the year, the Group sold certain trade receivablesto a number of financial institutions. Whilstthere are no repurchase obligationsin respect of these receivables, the Group provided credit guaranteeswhichwould only become payable if defaultrateswere significantly higher than historicalrates. The credit guarantee is not considered substantive and substantially allrisks and rewards associatedwith the receivables passed to the purchaser atthe date ofsale, therefore the receivableswere derecognised. The maximum payable underthe guarantees at 31 March 2023 was €1,927 million (2022: €1,341 million). No provision has beenmade in respect of these guarantees asthe likelihood of a cash outflow has been assessed asremote. Supplierfinancingarrangements The Group offerssuppliersthe opportunity to use supply chain financing (‘SCF’). SCF allowssuppliersthat decide to use itto receive funding earlier than the invoice due date. At 31 March 2023, the financial institutionsthatrun the SCF programmes had purchased €2.4 billion (2022: €2.4 billion) of outstanding supplier invoices, principally fromlargersuppliers. The Group does not provide any financial guaranteesto the financial institutions under this programme and continuesto cash settle supplier payablesin accordancewith their contractual terms. Assuch, the programme does not change the Group’s net debt, trade payable balances or cash flows. The Group evaluatessupplier arrangements against a number of indicatorsto assessif the payable continuesto hold the characteristics of a trade payable orshould be classified as borrowings; these indicatorsinclude whether the paymentterms exceed the shorter of customary paymentterms in the industry or 180 days. At 31 March 2023, none of the payablessubjectto supplier financing arrangementsmetthe criteria to be reclassified as borrowings. Financialriskmanagement The Group’streasury function centrally managesthe Group’sfunding requirement, netforeign exchange exposure, interest rate management exposures and counterparty risk arising from investments and derivatives. Treasury operations are conductedwithin a framework of policies and guidelines authorised and reviewed by the Board, mostrecently in March 2023. A treasury risk committee comprising of the Group’s Chief Financial Officer, Group General Counsel and Company Secretary, Group Financial Controller, Group Corporate Finance Director, Group Treasury Director and GroupDirector of Financial Controlling and Operationsmeetsthree times a year to review treasury activities and itsmembersreceive management information relating to treasury activities on a quarterly basis. The Group’sInternal Auditor reviewsthe internal control environmentregularly. 177 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 22.Capitalandfinancialriskmanagement(continued) No bondsissued by the Group or the Revolving Credit Facilities are subject to financial covenant ratios. Approximately €35 billion (2022: €38 billion) ofissued bonds have a change of control clause. TheGroup usesderivative instrumentsfor currency and interestrate riskmanagement purposesthat are transacted by specialisttreasury personnel. The Groupmitigates banking sector creditrisk by the use of collateralsupport agreements. The Group’sfinancial risk management policiesseek to reduce the Group’s exposure to any future disruption to financialmarkets, including any future impactsfromglobal economic and political uncertainty and othermacro economic events. The Group has combined cash and cash equivalent and short-term investments of €16.0 billion, providing significant headroom overshort-term liquidity requirements. Additionally the Groupmaintains undrawn revolving creditfacilities of €7.7 billion euro equivalent. As at 31 March 2023 and after hedging,substantially all the Group’s borrowings are held on a fixed interest basis, mitigating exposure to interestrate risk. The Group has no significant currency exposures otherthan positionsin economic hedging relationships. The Group’s creditrisk under financing activitiesisspread across a portfolio of highly rated institutionsto reduce counterparty exposures and derivative balances are substantially all collateralised. The Group’s operating activitiesresultin customer credit risk, for which provisionsfor expected creditlosses are recognised. Creditrisk Creditrisk isthe risk that a counterparty will notmeet its obligations under a financial asset leading to a financial lossfor the Group. The Group is exposed to creditrisk from its operating activities and from itsfinancing activities, the Group considersitsmaximum exposure to credit risk at 31 March to be: 2023 2022 €m €m Cash and bank deposits (note 19) 3,924 2,220 Money market funds (note 19) 7,781 5,276 Managed investment funds (note 13) 2,967 3,349 Bonds and debt securities (note 13) 2,337 2,376 Collateral assets (note 13) 239 698 Other investments (note 13) 2,473 2,438 Derivative financial instruments (note 14) 6,124 4,626 Trade receivables (note 14)1 6,158 6,083 Contract assets and other receivables (note 14) 4,353 4,457 Performance bonds and other guarantees (note 29) 3,381 2,866 39,737 34,389 Note: 1 Includes amounts guaranteed undersales oftrade receivables €1,927 million (2022: €1,341million) Expected creditloss The Group hasfinancial assets classified and measured at amortised cost and fair value through other comprehensive income that are subjectto the expected creditlossmodel requirements of IFRS 9. Cash and bank deposits and certain other investments are both classified and measured at amortised cost and subjectto impairmentrequirements. However, the identified expected creditlossis considered to be immaterial. Information about expected creditlossesfor trade receivables and contract assets can be found under ‘operating activities’ on page 179. Financing activities The Group investsin governmentsecurities on the basisthey generate a fixed rate ofreturn and are amongstthe most creditworthy of investments available. Investments aremade in accordance with established internal treasury policieswhich dictate the scaled maximum exposure permissible in relation to an investment’slong-term creditrating. The Group investsin AAA unsecured money marketmutual funds,where the investment islimited to 10% of each fund; A to AAA governmentsecurities, both directly and through money marketmutual funds; and hastwomanaged investmentfunds that hold securities with an average credit quality of AA. In respect of financial instruments used by the Group’streasury function,the aggregate credit risk the Groupmay have with one counterparty is limited by reference to the long-term creditratings assigned for that counterparty by Moody’s, Fitch Ratings and Standard &Poor’s. Furthermore, collateralsupport agreementsreduce the Group’s exposure to counterpartieswhomust post collateralwhen there is value due to the Group under outstanding derivative contractsthat exceeds a contractually agreed threshold amount. When value is due to the counterparty the Group is required to post collateral on identical terms. Such cash collateral is adjusted daily as necessary. 178 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 22.Capitalandfinancialriskmanagement(continued) No bondsissued by the Group or the Revolving Credit Facilities are subject to financial covenant ratios. Approximately €35 billion (2022: €38 billion) ofissued bonds have a change of control clause. TheGroup usesderivative instrumentsfor currency and interestrate riskmanagement purposesthat are transacted by specialisttreasury personnel. The Groupmitigates banking sector creditrisk by the use of collateralsupport agreements. The Group’sfinancial risk management policiesseek to reduce the Group’s exposure to any future disruption to financialmarkets, including any future impactsfromglobal economic and political uncertainty and othermacro economic events. The Group has combined cash and cash equivalent and short-term investments of €16.0 billion, providing significant headroom overshort-term liquidity requirements. Additionally the Groupmaintains undrawn revolving creditfacilities of €7.7 billion euro equivalent. As at 31 March 2023 and after hedging,substantially all the Group’s borrowings are held on a fixed interest basis, mitigating exposure to interestrate risk. The Group has no significant currency exposures otherthan positionsin economic hedging relationships. The Group’s creditrisk under financing activitiesisspread across a portfolio of highly rated institutionsto reduce counterparty exposures and derivative balances are substantially all collateralised. The Group’s operating activitiesresultin customer credit risk, for which provisionsfor expected creditlosses are recognised. Creditrisk Creditrisk isthe risk that a counterparty will notmeet its obligations under a financial asset leading to a financial lossfor the Group. The Group is exposed to creditrisk from its operating activities and from itsfinancing activities, the Group considersitsmaximum exposure to credit risk at 31 March to be: 2023 2022 €m €m Cash and bank deposits (note 19) 3,924 2,220 Money market funds (note 19) 7,781 5,276 Managed investment funds (note 13) 2,967 3,349 Bonds and debt securities (note 13) 2,337 2,376 Collateral assets (note 13) 239 698 Other investments (note 13) 2,473 2,438 Derivative financial instruments (note 14) 6,124 4,626 Trade receivables (note 14)1 6,158 6,083 Contract assets and other receivables (note 14) 4,353 4,457 Performance bonds and other guarantees (note 29) 3,381 2,866 39,737 34,389 Note: 1 Includes amounts guaranteed undersales oftrade receivables €1,927 million (2022: €1,341million) Expected creditloss The Group hasfinancial assets classified and measured at amortised cost and fair value through other comprehensive income that are subjectto the expected creditlossmodel requirements of IFRS 9. Cash and bank deposits and certain other investments are both classified and measured at amortised cost and subjectto impairmentrequirements. However, the identified expected creditlossis considered to be immaterial. Information about expected creditlossesfor trade receivables and contract assets can be found under ‘operating activities’ on page 179. Financing activities The Group investsin governmentsecurities on the basisthey generate a fixed rate ofreturn and are amongstthe most creditworthy of investments available. Investments aremade in accordance with established internal treasury policieswhich dictate the scaled maximum exposure permissible in relation to an investment’slong-term creditrating. The Group investsin AAA unsecured money marketmutual funds,where the investment islimited to 10% of each fund; A to AAA governmentsecurities, both directly and through money marketmutual funds; and hastwomanaged investmentfunds that hold securities with an average credit quality of AA. In respect of financial instruments used by the Group’streasury function,the aggregate credit risk the Groupmay have with one counterparty is limited by reference to the long-term creditratings assigned for that counterparty by Moody’s, Fitch Ratings and Standard &Poor’s. Furthermore, collateralsupport agreementsreduce the Group’s exposure to counterpartieswhomust post collateralwhen there is value due to the Group under outstanding derivative contractsthat exceeds a contractually agreed threshold amount. When value is due to the counterparty the Group is required to post collateral on identical terms. Such cash collateral is adjusted daily as necessary. In the event of any default, ownership of the collateral would revert to the respective holder atthat point. Detailed below isthe value of the cash collateral, which isreported within current borrowings, held by the Group at 31 March: 2023 2022 €m €m Collateral liabilities 4,886 2,914 In addition, as discussed in note 29 ‘Contingent liabilities and legal proceedings’, the Group has covenanted to provide security in favour of the trustee of the Vodafone Group UK Pension Scheme in respect of the funding deficitin the scheme and pledged security in relation to the Indus Towersmerger. The Group has also pledged cash as collateral against derivative financial instruments as disclosed in note 13 ‘Other investments’. Operating activities Customer creditrisk ismanaged by the Group’s business unitswhich each have policies, procedures and controlsrelating to customer creditrisk management. Outstanding trade receivables and contract assets are regularly reviewed tomonitor any changesin credit riskwith concentrations of creditrisk considered to be limited given thatthe Group’s customer base islarge and unrelated. The Group appliesthe simplified approach and recordslifetime expected creditlossesfor trade receivables and contract assets. Expected creditlosses are measured using historical cash collection data for periods of atleast 24 monthswherever possible and grouped into various customersegments based on product or customer type. The historical lossrates are adjusted where macroeconomic factors, for example changesin interestrates or unemploymentrates, or other commercial factors are expected to have a significantimpactwhen determining future expected creditlossrates. For trade receivablesthe expected creditloss provision is calculated using a provision matrix, in which the provision increases as balances age, and for receivables paid in instalments and contract assets aweighted lossrate is calculated to reflectthe period over which the amounts become due for payment by the customer. Trade receivables and contract assets arewritten off when each business unit determinesthere to be no reasonable expectation of recovery and enforcement activity has ceased. Movementsin the allowance for expected creditlosses during the year were asfollows: Trade receivables held Trade receivables held at fair value through Contract assets at amortised cost other comprehensive income 2023 2022 2023 2022 2023 2022 €m €m €m €m €m €m 1 April 83 101 1,342 1,480 108 57 Exchange movements (3) 1 (72) (70) 1 – Amounts charged to credit losses on financial assets 138 114 449 394 19 53 Other1 (140) (133) (570) (462) (57) (2) 31 March 78 83 1,149 1,342 71 108 Note: 1 Primarily utilisation ofthe provision byway ofwrite-off. Expected creditlosses are presented as net creditlosses on financial assetswithin operating profit and subsequentrecoveries of amounts previously written off are credited against the same line item. ThemajorityoftheGroup’stradereceivablesaredueformaturitywithin90daysandlargelycompriseamountsreceivablefromconsumersandbusiness customers. The table below presentsinformation on trade receivables past due¹ and their associated expected creditlosses: 31 March 2023 Trade receivables at amortised cost past due 30 days 31–60 61–180 180 Due or less days days days+ Total €m €m €m €m €m €m Gross carrying amount 2,465 599 163 329 957 4,513 Expected credit loss allowance (67) (64) (50) (173) (831) (1,185) Net carrying amount 2,398 535 113 156 126 3,328 31 March 2022 Trade receivables at amortised cost past due 30 days 31–60 61–180 180 Due or less days days days+ Total €m €m €m €m €m €m Gross carrying amount 2,411 650 182 390 1,043 4,676 Expected credit loss allowance (123) (83) (53) (190) (893) (1,342) Net carrying amount 2,288 567 129 200 150 3,334 Note: 1 Contract assetsrelate to amounts not yet due from customers. These amounts will be reclassified astrade receivables before they become due. Trade receivables atfair value through other comprehensive income are notmaterially pastdue. 179 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 22.Capitalandfinancialriskmanagement(continued) Liquidity risk Liquidity isreviewed daily on atleast a 12 month rolling basis and stresstested on the assumption that any commercial paper outstanding matures and is notreissued. The Groupmaintainssubstantial cash and cash equivalentswhich at 31 March 2023 amounted to cash €11.7 billion (2022: €7.5 billion) and undrawn committed facilities of €8.0 billion (2022: €8.2 billion), principally euro and US dollar revolving creditfacilities of €4.0 billion and US$4.0 billion (€3.7 billion) which mature in 2025 and 2028 respectively. The Groupmanagesliquidity risk on non-current borrowings by maintaining a variedmaturity profilewith a cap on the level of debtmaturity in any one calendar year, therefore minimising refinancing risk. Non-current borrowingsmature between 1 and 40 years. Thematurity profileof the anticipated future cash flowsincluding interestin relation to the Group’s non-derivative financial liabilities on an undiscounted basiswhich, therefore, differsfrom both the carrying value and fair value, is asfollows: Maturity profile1 Trade payables and other financial Bank loans Bonds Lease liabilities Other2 Total borrowings liabilities3 Total €m €m €m €m €m €m €m Within one year 308 6,234 3,452 6,764 16,758 15,370 32,128 In one to two years 235 3,070 2,574 423 6,302 51 6,353 In two to three years 110 5,725 2,200 259 8,294 – 8,294 In three to four years 18 5,500 1,981 258 7,757 – 7,757 In four to five years 70 2,212 1,810 233 4,325 – 4,325 In more than five years 128 42,325 3,240 599 46,292 – 46,292 869 65,066 15,257 8,536 89,728 15,421 105,149 Effect of discount/financing rates (74) (20,950) (1,893) (421) (23,338) (3) (23,341) 31 March 2023 795 44,116 13,364 8,115 66,390 15,418 81,808 Within one year 700 3,569 3,130 6,823 14,222 16,884 31,106 In one to two years 33 6,190 2,189 417 8,829 29 8,858 In two to three years 411 3,786 1,759 207 6,163 – 6,163 In three to four years 2 5,746 1,579 199 7,526 – 7,526 In four to five years 205 6,253 1,387 678 8,523 – 8,523 In more than five years 21 43,514 4,242 136 47,913 – 47,913 1,372 69,058 14,286 8,460 93,176 16,913 110,089 Effect of discount/financing rates (55) (21,027) (1,747) (255) (23,084) (1) (23,085) 31 March 2022 1,317 48,031 12,539 8,205 70,092 16,912 87,004 Notes: 1 Maturitiesreflect contractual cash flows applicable exceptin the event of a change of control or event of default, upon which lenders have the right, but notthe obligation,to request payment within 30 days. This also appliesto undrawn committed facilities. There is no debtthatissubjectto amaterial adverse change clause. 2 Includesspectrumlicence payables withmaturity profile €196million (2022: €2,319 million)within one year, €170 million (2022: €165 million) in one to two years, €199million (2022: €199million) in two to three years, €199 million (2022: €199 million)in three to four years, €199 million (2022: €662 million)in fourto five years and €587million (2022: €136 million) in more than five years. Also includes €4,886 million (2022: €2,914 million)in relation to cash received under collateralsupport agreementsshown within 1 year. 3 Includesfinancial liabilities under put option arrangements and non-derivative financial liabilities presentedwithin trade and other payables. Thematurity profile of the Group’sfinancial derivatives(which include interestrate swaps, cross-currency interestrate swaps and foreign exchange swaps) using undiscounted cash flows, is asfollows: 2023 2022 Payable1 Receivable1 Total Payable1 Receivable1 Total €m €m €m €m €m €m Within one year (17,845) 18,527 682 (12,671) 13,470 799 In one to two years (3,534) 4,055 521 (5,897) 6,399 502 In two to three years (4,028) 4,441 413 (2,584) 3,158 574 In three to four years (2,186) 2,567 381 (3,373) 3,864 491 In four to five years (2,265) 2,681 416 (1,699) 2,139 440 In more than five years (38,494) 44,586 6,092 (34,097) 40,129 6,032 (68,352) 76,857 8,505 (60,321) 69,159 8,838 Effect of discount/financing rates (3,803) (5,884) Financial derivative net receivable/(payable) 4,702 2,954 Note: 1 Payables and receivables are stated separately in the table above as cash settlementis on a gross basis. 180 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 22.Capitalandfinancialriskmanagement(continued) Liquidity risk Liquidity isreviewed daily on atleast a 12 month rolling basis and stresstested on the assumption that any commercial paper outstanding matures and is notreissued. The Groupmaintainssubstantial cash and cash equivalentswhich at 31 March 2023 amounted to cash €11.7 billion (2022: €7.5 billion) and undrawn committed facilities of €8.0 billion (2022: €8.2 billion), principally euro and US dollar revolving creditfacilities of €4.0 billion and US$4.0 billion (€3.7 billion) which mature in 2025 and 2028 respectively. The Groupmanagesliquidity risk on non-current borrowings by maintaining a variedmaturity profilewith a cap on the level of debtmaturity in any one calendar year, therefore minimising refinancing risk. Non-current borrowingsmature between 1 and 40 years. Thematurity profileof the anticipated future cash flowsincluding interestin relation to the Group’s non-derivative financial liabilities on an undiscounted basiswhich, therefore, differsfrom both the carrying value and fair value, is asfollows: Maturity profile1 Trade payables and other financial Bank loans Bonds Lease liabilities Other2 Total borrowings liabilities3 Total €m €m €m €m €m €m €m Within one year 308 6,234 3,452 6,764 16,758 15,370 32,128 In one to two years 235 3,070 2,574 423 6,302 51 6,353 In two to three years 110 5,725 2,200 259 8,294 – 8,294 In three to four years 18 5,500 1,981 258 7,757 – 7,757 In four to five years 70 2,212 1,810 233 4,325 – 4,325 In more than five years 128 42,325 3,240 599 46,292 – 46,292 869 65,066 15,257 8,536 89,728 15,421 105,149 Effect of discount/financing rates (74) (20,950) (1,893) (421) (23,338) (3) (23,341) 31 March 2023 795 44,116 13,364 8,115 66,390 15,418 81,808 Within one year 700 3,569 3,130 6,823 14,222 16,884 31,106 In one to two years 33 6,190 2,189 417 8,829 29 8,858 In two to three years 411 3,786 1,759 207 6,163 – 6,163 In three to four years 2 5,746 1,579 199 7,526 – 7,526 In four to five years 205 6,253 1,387 678 8,523 – 8,523 In more than five years 21 43,514 4,242 136 47,913 – 47,913 1,372 69,058 14,286 8,460 93,176 16,913 110,089 Effect of discount/financing rates (55) (21,027) (1,747) (255) (23,084) (1) (23,085) 31 March 2022 1,317 48,031 12,539 8,205 70,092 16,912 87,004 Notes: 1 Maturitiesreflect contractual cash flows applicable exceptin the event of a change of control or event of default, upon which lenders have the right, but notthe obligation,to request payment within 30 days. This also appliesto undrawn committed facilities. There is no debtthatissubjectto amaterial adverse change clause. 2 Includesspectrumlicence payables withmaturity profile €196million (2022: €2,319 million)within one year, €170 million (2022: €165 million) in one to two years, €199million (2022: €199million) in two to three years, €199 million (2022: €199 million)in three to four years, €199 million (2022: €662 million)in fourto five years and €587million (2022: €136 million) in more than five years. Also includes €4,886 million (2022: €2,914 million)in relation to cash received under collateralsupport agreementsshown within 1 year. 3 Includesfinancial liabilities under put option arrangements and non-derivative financial liabilities presentedwithin trade and other payables. Thematurity profile of the Group’sfinancial derivatives(which include interestrate swaps, cross-currency interestrate swaps and foreign exchange swaps) using undiscounted cash flows, is asfollows: 2023 2022 Payable1 Receivable1 Total Payable1 Receivable1 Total €m €m €m €m €m €m Within one year (17,845) 18,527 682 (12,671) 13,470 799 In one to two years (3,534) 4,055 521 (5,897) 6,399 502 In two to three years (4,028) 4,441 413 (2,584) 3,158 574 In three to four years (2,186) 2,567 381 (3,373) 3,864 491 In four to five years (2,265) 2,681 416 (1,699) 2,139 440 In more than five years (38,494) 44,586 6,092 (34,097) 40,129 6,032 (68,352) 76,857 8,505 (60,321) 69,159 8,838 Effect of discount/financing rates (3,803) (5,884) Financial derivative net receivable/(payable) 4,702 2,954 Note: 1 Payables and receivables are stated separately in the table above as cash settlementis on a gross basis. Marketrisk Interestratemanagement Under the Group’sinterestrate management policy, interestrates on long-term monetary assets and liabilities are principally maintained on a fixed rate basis. At 31 March 2023 and after hedging,substantially all of our outstanding liabilities are held on a fixed interestrate basisin accordance with treasury policy. At 31 March 2022 the Group held economic interestrate hedges atfair value through profit and loss. For each one hundred basis pointrise in marketinterestratesfor all currenciesin which the Group had borrowings at 31 March 2023 there would be an increase in profit before tax by €27 million (2022: €420million) including mark tomarketrevaluations of interestrate and other derivatives and the potential interest on cash and short-term investments. There would be nomaterial impact on equity. At 31 March 2023, the Group had limited exposure through interestrate derivatives and floating rate bondsreferencing LIBOR and other interbank offered rates(IBORs). Foreign exchangemanagement As Vodafone’s primary listing is on the London Stock Exchange itsshare price is quoted in sterling. Since the sterling share price representsthe value of itsfuture multi-currency cash flows, principally in euro, South African rand and sterling, the Groupmaintainsthe currency of debt and interest chargesin proportion to its expected future principal cash flows and has a policy to hedge external foreign exchange risks on transactions denominated in other currencies above a certain de minimislevel. At 31 March 2023 11% of net debtwas denominated in currencies otherthan euro (3% sterling, 6% South African rand and 2% other). This allows sterling, South African rand and other debt to be serviced in proportion to expected future cash flows and therefore provides a partial economic hedge againstincome statementtranslation exposure, asinterest costswill be denominated in foreign currencies. Under the Group’sforeign exchangemanagement policy, foreign exchange transaction exposure in Group companiesis generally maintained atthe lower of €5 million per currency permonth or €15million per currency over a six month period. The Group recognisesforeign exchange movementsin equity for the translation of netinvestment hedging instruments and balancestreated as investmentsin foreign operations.However, there is no netimpact on equity for exchange rate movements on netinvestment hedging instruments asthere would be an offsetin the currency translation of the foreign operation. At 31 March 2023 the Group held financial liabilitiesin a net investment hedge againstthe Group’s South African rand operations. Sensitivity to foreign exchange movements on the hedging liabilities, analysed against a strengthening ofthe South African rand by 12% (2022: 13%) would resultin a decrease in equity of €267 million (2022: €221million) which would be fully offset by foreign exchangemovements on the hedged net assets. In addition, cash flowhedges of principally US dollar borrowingswould resultin an increase in equity of €204 million (2022: €371 million) against a strengthening of US dollar by 5% (2022: 5%). The Group profit and loss accountis exposed to foreign exchange risk within both operating profit and financing income and expense. The principal operations not generating income in euro are Vodacom South Africa (South African rand), and Egypt(Egyptian pound). Financing income and expense includesforeign currency gains/lossesincurred on the translation of balance sheetitems not held in functional currency. These are principally on certain borrowings, derivatives, and other investments denominated in sterling and Turkish lira. The following table detailsthe Group’ssensitivity to foreign exchange risk. The percentage movement applied to the currency is based on the average movementsin the previousthree annualreporting periods. 2023 2022 €m €m Increase/ (decrease) in Profit before taxation ZAR 12% change (2022: 13%) 87 134 EGP 27% change (2022: 9%) 116 41 TRY 43% change (2022: 39%) 33 83 GBP 3% change (2022: 2%) (46) (67) Equity risk There is nomaterial equity risk relating to the Group’s equity investmentswhich are detailed in note 13 ‘Other investments’. In the prior financial year, the Group had hedged its exposure under the subordinated mandatory convertible bondsto any futuremovementsin its share price by an option strategy designed to hedge the economic impact ofshare pricemovements. This option strategy ended during the current financial year. As at 31 March 2023,the Group is no longersensitive (2022: 7% sensitivity) to a movementin itsshare price thatwould resultin an increase or decrease in profit before tax(2022: €36 million). 181 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) Riskmanagement strategyofhedgerelationships The risk strategies of the designated cash flow, fair value, and netinvestment hedgesreflectthe abovemarketrisk strategies. The objective of the cash flow hedgesis principally to convertforeign currency denominated fixed rate borrowingsin US dollar, pound sterling, Australian dollar, Swissfranc,Hong Kong dollar,Japanese yen,Norwegian krona andUS dollar floating rate borrowingsinto euro fixed rate borrowings and hedge the foreign exchange spotrate and interestrate risk. There are also cash flowhedges of certain subsidiary expenditure not denominated in functional currency of the entity, to hedge foreign exchange spotrisk. Derivative financial instruments designated in cash flow hedges are cross-currency interestrate swaps and foreign exchange swaps and forwards. The swapmaturity dates and liquidity profiles of the nominal cash flowsmatch those of the underlying borrowings and exposures. The objective of the netinvestment hedgesisto hedge foreign exchange risk in foreign operations. Derivative financial instruments designated in netinvestment hedges are cross-currency interest rate swaps and foreign exchange swaps. The hedging instruments are rolled on an ongoing basis as determined by the nature of the business. The objective of the fair value hedgesisto hedge a proportion of the Group’sfixed rate euro denominated borrowing to a euro floating rate borrowing. The swapmaturity datesmatch those of the underlying borrowing and the nominal cash flows are converted to quarterly payments. Hedge effectivenessis determined atthe inception of the hedge relationship and through periodic prospective effectiveness assessmentsto ensure that an economic relationship exists between the hedged item and hedging instrument. For hedges of foreign currency denominated borrowings and investments, the Group uses a combination of cross-currency and foreign exchange swapsto hedge its exposure to foreign exchange risk and interestrate risk and entersinto hedge relationshipswhere the critical terms of the hedging instrumentmatch with the terms of the hedged item. Therefore the Group expects a highly effective hedging relationshipwith the swap contracts and the value of the corresponding hedged itemsto change systematically in the opposite direction in response tomovementsin the underlying exchange rates and interestrates. The Group therefore performs a qualitative assessment of effectiveness. If changesin circumstances affectthe terms of the hedged item such thatthe critical terms no longer match with the critical terms of the hedging instrument, the Group uses the hypothetical derivativemethod to assess effectiveness. Hedge ineffectivenessmay occur due to: a) The fair value of the hedging instrument on the hedge relationship designation date if the fair value is not nil; b) Changesin the contractual terms ortiming of the payments on the hedged item; and c) A change in the creditrisk of the Group or the counterparty with the hedging instrument. The hedge ratio for each designationwill be established by comparing the quantity of the hedging instrument and the quantity of the hedged item to determine their relative weighting; for all of the Group’s existing hedge relationshipsthe hedge ratio has been determined as 1:1. The fair values of the derivative financial instruments are calculated by discounting the future cash flowsto net present values using appropriate marketrates and foreign currency rates prevailing at 31 March. The valuation basisislevel 2 of the fair value hierarchy. This classification comprises itemswhere fair value is determined from inputs other than quoted pricesthat are observable for the asset and liability, either directly or indirectly. Derivative financial assets and liabilities are included within trade and other receivables and trade and other payablesin the statement of financial position. 182 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) Riskmanagement strategyofhedgerelationships The risk strategies of the designated cash flow, fair value, and netinvestment hedgesreflect the abovemarketrisk strategies. The objective of the cash flow hedgesis principally to convertforeign currency denominated fixed rate borrowingsin US dollar, pound sterling, Australian dollar, Swissfranc,Hong Kong dollar,Japanese yen,Norwegian krona andUS dollar floating rate borrowingsinto euro fixed rate borrowings and hedge the foreign exchange spotrate and interestrate risk. There are also cash flowhedges of certain subsidiary expenditure not denominated in functional currency of the entity, to hedge foreign exchange spotrisk. Derivative financial instruments designated in cash flow hedges are cross-currency interestrate swaps and foreign exchange swaps and forwards. The swapmaturity dates and liquidity profiles of the nominal cash flowsmatch those of the underlying borrowings and exposures. The objective of the netinvestment hedgesisto hedge foreign exchange risk in foreign operations. Derivative financial instruments designated in netinvestment hedges are cross-currency interest rate swaps and foreign exchange swaps. The hedging instruments are rolled on an ongoing basis as determined by the nature of the business. The objective of the fair value hedgesisto hedge a proportion of the Group’sfixed rate euro denominated borrowing to a euro floating rate borrowing. The swapmaturity datesmatch those of the underlying borrowing and the nominal cash flows are converted to quarterly payments. Hedge effectivenessis determined atthe inception of the hedge relationship and through periodic prospective effectiveness assessmentsto ensure that an economic relationship exists between the hedged item and hedging instrument. For hedges of foreign currency denominated borrowings and investments, the Group uses a combination of cross-currency and foreign exchange swapsto hedge its exposure to foreign exchange risk and interestrate risk and entersinto hedge relationshipswhere the critical terms of the hedging instrumentmatch with the terms of the hedged item. Therefore the Group expects a highly effective hedging relationshipwith the swap contracts and the value of the corresponding hedged itemsto change systematically in the opposite direction in response tomovementsin the underlying exchange rates and interestrates. The Group therefore performs a qualitative assessment of effectiveness. If changesin circumstances affectthe terms of the hedged itemsuch thatthe critical terms no longer match with the critical terms of the hedging instrument, the Group uses the hypothetical derivativemethod to assess effectiveness. Hedge ineffectivenessmay occur due to: a) The fair value of the hedging instrument on the hedge relationship designation date if the fair value is not nil; b) Changesin the contractual terms ortiming of the payments on the hedged item; and c) A change in the creditrisk of the Group or the counterparty with the hedging instrument. The hedge ratio for each designationwill be established by comparing the quantity of the hedging instrument and the quantity of the hedged item to determine their relative weighting; for all of the Group’s existing hedge relationshipsthe hedge ratio has been determined as 1:1. The fair values of the derivative financial instruments are calculated by discounting the future cash flowsto net present values using appropriate marketrates and foreign currency rates prevailing at 31 March. The valuation basisislevel 2 of the fair value hierarchy. This classification comprises itemswhere fair value is determined from inputs other than quoted pricesthat are observable for the asset and liability, either directly or indirectly. Derivative financial assets and liabilities are included within trade and other receivables and trade and other payablesin the statement of financial position. The following table representsthe carrying values and nominal amounts of derivativesin a continued hedge relationship as at 31 March. At 31 March 2023 Other comprehensive income Weighted average Opening (Gain)/ Gain/(Loss) Closing Carrying Carrying balance Loss recycled to balance Euro Nominal value value 1 April deferred to financing 31 March Maturity interest amounts assets liabilities 2022 OCI costs 20231 year FX rate rate €m €m €m €m €m €m €m % Cash flow hedges - foreign currency risk3 Cross-currency and foreign exchange swaps US dollar bonds 17,690 4,456 – (1,484) (2,321) 1,096 (2,709) 2038 1.18 3.14 Australian dollar bonds 288 13 – (5) 31 (47) (21) 2027 1.56 1.57 Swiss franc bonds 624 58 – 20 (43) 20 (3) 2026 1.08 1.26 Pound sterling bonds 4,195 61 152 109 6 (152) (37) 2044 0.86 3.15 Hong Kong dollar bonds 233 22 – 7 (17) 5 (5) 2028 9.08 1.48 Japanese yen bonds 78 3 – 2 (9) (5) (12) 2037 128.53 2.47 Norwegian krona bonds 241 – 34 3 17 (32) (12) 2026 9.15 1.12 Foreign exchange forwards2 383 – 34 (69) 34 1 (34) 2023 18.92 – Cash flow hedges - foreign currency and interest rate risk3 Cross currency swaps - US dollar bonds 417 49 – (1) (20) 10 (11) 2023 1.17 1.07 Net investment hedge - foreign exchange risk5 Cross-currency and foreign exchange swaps - South African rand investment 2,004 96 – 1,133 (181) – 952 2025 18.23 1.83 26,153 4,758 220 (285) (2,503) 896 (1,892) At 31 March 2022 Other comprehensive income Weighted average Opening (Gain)/ Gain/(Loss) Closing Carrying Carrying balance Loss recycled to balance Euro Nominal value value 1 April deferred to financing 31 March Maturity interest amounts assets liabilities 2021 OCI costs 20221 year FX rate rate €m €m €m €m €m €m €m % Cash flow hedges - foreign currency risk3 Cross-currency and foreign exchange swaps US dollar bonds 20,995 2,745 10 501 (3,257) 1,272 (1,484) 2036 1.18 2.76 Australian dollar bonds 736 50 – (24) (12) 31 (5) 2024 1.56 0.92 Swiss franc bonds 624 16 1 30 (59) 49 20 2026 1.08 1.26 Pound sterling bonds 3,498 61 145 323 (239) 25 109 2043 0.86 2.97 Hong Kong dollar bonds 233 8 3 13 (18) 12 7 2028 9.08 1.48 Japanese yen bonds 78 – 6 11 (7) (2) 2 2037 128.53 2.47 Norwegian krona bonds 241 – 16 3 (7) 7 3 2026 9.15 1.12 Foreign exchange forwards2 244 – 69 – (72) 3 (69) 2022 12.34 – Cash flow hedges - foreign currency and interest rate risk3 Cross currency swaps - US dollar bonds 417 24 – 8 (33) 24 (1) 2023 1.17 1.07 Cash flow hedges - interest rate risk3 Interest rate swaps - Euro loans – – – (1) – 1 – – – – Net investment hedge - foreign exchange risk5 Cross-currency and foreign exchange swaps - South African rand investment 1,555 – 113 959 174 – 1,133 2022 17.29 0.31 28,621 2,904 363 1,823 (3,530) 1,422 (285) Notes: 1 Fair valuemovement deferred into other comprehensive income includes €383million loss(2022: €1,318million loss) and€17million gain (2022: €1million gain) of foreign currency basis outside the cash flowand netinvestment hedge relationshipsrespectively. 2 Includes euro andUS dollarforward contracts against Turkish lira to hedge foreign currency forecast expendituresin localmarkets.Notional amounts of €259million (2022: €146million) and $134million or €124million equivalent(2022: $109million or €98 million equivalent)withweighted average exchange rates of 18.36 (2022: 12.45) and 20.07 (2022: 10.95)respectively to Turkish lira. 3 For cash flowhedges,themovementin the hypothetical derivative (hedged item)mirrorsthat ofthe hedging instrument.Hedge ineffectiveness ofthe swaps designated in a cash flowhedge during the periodwas€nil (2022: €nil). 4 The carrying value of bondsincludes an additional €776million loss(2022: €760million loss) in relation to fair value ofother bonds previously designated in fair value hedge relationships. 5 Hedge ineffectivenessofswaps designated in a netinvestment hedge during the periodwas €nil (2022: €nil). 183 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 22.Capitalandfinancialriskmanagement(continued) Changes inassets andliabilities arising from financing activities Borrowings Derivative assets and liabilities Financial liabilities under put options Other liabilities Assets and liabilities arising from financing activities €m €m €m €m €m 1 April 2022 70,092 (2,954) 494 1,498 69,130 Cash movements Proceeds from issuance of long-term borrowings 4,071 – – – 4,071 Repayment of borrowings (13,538) – – – (13,538) Net movement in short-term borrowings 3,172 – – – 3,172 Net movement in derivatives – 261 – – 261 Interest paid (2,444) 590 (18) (79) (1,951) Purchase of treasury shares – – – (1,867) (1,867) Other – – (12) – (12) Non-cash movements Fair value movements – (1,688) – – (1,688) Foreign exchange (44) (350) – (20) (414) Interest costs 2,657 (561) 21 (113) 2,004 Lease additions 7,652 – – – 7,652 Acquisition and disposal of subsidiaries (5,243) – – – (5,243) Other1 15 – – 684 699 31 March 2023 66,390 (4,702) 485 103 62,276 Borrowings Derivative assets and liabilities Financial liabilities under put options Other liabilities Assets and liabilities arising from financing activities €m €m €m €m €m 1 April 2021 67,760 859 492 491 69,602 Cash movements Proceeds from issuance of long-term borrowings 2,548 – – – 2,548 Repayment of borrowings (8,248) – – – (8,248) Net movement in short-term borrowings 3,002 – – – 3,002 Net movement in derivatives – (293) – – (293) Interest paid (2,246) 469 (17) (10) (1,804) Purchase of treasury shares – – – (2,087) (2,087) Non-cash movements Fair value movements – (2,631) – – (2,631) Foreign exchange 1,386 (930) – (15) 441 Interest costs 2,356 (428) 19 13 1,960 Lease additions 3,410 – – – 3,410 Other1 124 – – 3,106 3,230 31 March 2022 70,092 (2,954) 494 1,498 69,130 Note: 1 Movementin Otherliabilities primarily relate to share buyback programmes. 184 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 22.Capitalandfinancialriskmanagement(continued) Changes inassets andliabilities arising from financing activities Borrowings Derivative assets and liabilities Financial liabilities under put options Other liabilities Assets and liabilities arising from financing activities €m €m €m €m €m 1 April 2022 70,092 (2,954) 494 1,498 69,130 Cash movements Proceeds from issuance of long-term borrowings 4,071 – – – 4,071 Repayment of borrowings (13,538) – – – (13,538) Net movement in short-term borrowings 3,172 – – – 3,172 Net movement in derivatives – 261 – – 261 Interest paid (2,444) 590 (18) (79) (1,951) Purchase of treasury shares – – – (1,867) (1,867) Other – – (12) – (12) Non-cash movements Fair value movements – (1,688) – – (1,688) Foreign exchange (44) (350) – (20) (414) Interest costs 2,657 (561) 21 (113) 2,004 Lease additions 7,652 – – – 7,652 Acquisition and disposal of subsidiaries (5,243) – – – (5,243) Other1 15 – – 684 699 31 March 2023 66,390 (4,702) 485 103 62,276 Borrowings Derivative assets and liabilities Financial liabilities under put options Other liabilities Assets and liabilities arising from financing activities €m €m €m €m €m 1 April 2021 67,760 859 492 491 69,602 Cash movements Proceeds from issuance of long-term borrowings 2,548 – – – 2,548 Repayment of borrowings (8,248) – – – (8,248) Net movement in short-term borrowings 3,002 – – – 3,002 Net movement in derivatives – (293) – – (293) Interest paid (2,246) 469 (17) (10) (1,804) Purchase of treasury shares – – – (2,087) (2,087) Non-cash movements Fair value movements – (2,631) – – (2,631) Foreign exchange 1,386 (930) – (15) 441 Interest costs 2,356 (428) 19 13 1,960 Lease additions 3,410 – – – 3,410 Other1 124 – – 3,106 3,230 31 March 2022 70,092 (2,954) 494 1,498 69,130 Note: 1 Movementin Otherliabilities primarily relate to share buyback programmes. Fairvalueandcarryingvalueinformation The carrying value and valuation basis of the Group’sfinancial assets are set out in notes 13 ‘Other investments’, 14 ‘Trade and other receivables’ and 19 ‘Cash and cash equivalents’. For all financial assets held at amortised cost the carrying values approximate fair value except as disclosed in note 13 ‘Other investments’. The carrying value and valuation basis of the Group’sfinancial liabilities are set out in notes 15 ‘Trade and other payables’ and 21 ‘Borrowings’. The carrying values approximate fair value for the Group’strade payables and other payables categories. For other financial liabilities a comparison of fair value and carrying value is disclosed in note 21 ‘Borrowings’. Level3 financialinstruments The Group’s borrowingsinclude €1,485 million (2022: €1,382 million) of bank borrowingsthat are secured againstthe Group’sshareholdingsin Indus Towers and Vodafone Idea (see note 12 ‘Investmentsin Associates and Joint Ventures’ for further details of these assets) and will be repaid through the realisation of proceedsfrom those assets. This arrangement contains an embedded derivative option which has been separately fair valued. The 31 March 2023 valuation of the embedded derivative asset of €198 million (2022: €3million) is presented within derivative assetsin current assets(see note 14 ‘Trade and other receivables’). A Black Scholesmodel for European put options has been used as a valuation model and primarily usesmarketinputs(quoted share prices and volatilitiesfor Indus Towers and Vodafone Idea) along with a strike price equal to the amount payable under the loan. The valuation includes an unobservable adjustmentto reflectthe potential timeframe to settle the loan and has been modelled using a range of potential durations up to 30 September 2024. As a result of this unobservable adjustment, the option is classified as a level 3 instrument under the fair value hierarchy. An increase/(decrease) in durations applied of 6 monthswould increase/(decrease) the derivative asset by €141million/(€115 million). Netfinancialinstruments The table below showsthe Group’sfinancial assets and liabilitiesthat are subject to offsetin the balance sheet and the impact of enforceable master netting orsimilar agreements. At 31 March 2023 Related amounts not set off in the balance sheet Gross amount Amount set off Amounts presented in balance sheet Right of set off with derivative counterparties Collateral (liabilities)/assets1 Net amount €m €m €m €m €m €m Derivative financial assets 6,124 – 6,124 (910) (4,886) 328 Derivative financial liabilities (1,422) – (1,422) 910 239 (273) Total 4,702 – 4,702 – (4,647) 55 At 31 March 2022 Related amounts not set off in the balance sheet Gross amount Amount set off Amounts presented in balance sheet Right of set off with derivative counterparties Collateral (liabilities)/assets1 Net amount €m €m €m €m €m €m Derivative financial assets 4,626 – 4,626 (1,365) (2,914) 347 Derivative financial liabilities (1,672) – (1,672) 1,365 368 61 Total 2,954 – 2,954 – (2,546) 408 Note: 1 Excludes collateral of €nil (2022: €330million) pledged asinitial margin, assecurity againstfuture mark to marketmovements on certain derivative options, thattherefore does not offset against existingmark tomarket balances as at 31 March. Financial assets and liabilities are offset and the net amountreported in the consolidated balance sheetwhen there is a legally enforceable rightto offsetthe recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. Derivative financial instrumentsthat do notmeet the criteria for offset could be settled net in certain circumstances under ISDA (‘International Swaps and Derivatives Association’) agreementswhere each party hasthe option to settle amounts on a net basisin the event of defaultfrom the other. Collateral may be offset and netsettled against derivative financial instrumentsin the event of default by either party. The aforementioned collateral balances are recorded inNotes 13 ‘Other investments’ or 21 ‘Borrowings’ respectively. 185 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 23.Directors andkeymanagement compensation This note detailsthe total amounts earned by the Company’s Directors andmembers ofthe Executive Committee. Directors Aggregate emoluments of the Directors of the Company were asfollows: Re-presented1 Re-presented1 2023 2022 2021 €m €m €m Short-term remuneration 6 7 7 Long-term incentive schemes2 3 2 1 9 9 8 Notes: 1 The prior year comparatives have been re-presented to aggregate previously disclosed salaries and fees and incentive schemesinto Short-term remuneration. Additional disclosure is now provided forlong-term incentive schemes, increasing total emoluments by €2million and €1million forthe years ended 31 March 2022 and 31 March 2021, respectively. 2 Relatesto share-based payments. No Directorsserving during the year exercised share optionsin the year ended 31 March 2023 (2022: None; 2021: None). Keymanagementcompensation Aggregate compensation for keymanagement, being the Directors andmembers of the Executive Committee, was asfollows: 2023 2022 2021 €m €m €m Short-term employee benefits 25 28 28 Share-based payments 12 8 11 37 36 39 186 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 23.Directors andkeymanagement compensation This note detailsthe total amounts earned by the Company’s Directors andmembers ofthe Executive Committee. Directors Aggregate emoluments of the Directors of the Company were asfollows: Re-presented1 Re-presented1 2023 2022 2021 €m €m €m Short-term remuneration 6 7 7 Long-term incentive schemes2 3 2 1 9 9 8 Notes: 1 The prior year comparatives have been re-presented to aggregate previously disclosed salaries and fees and incentive schemesinto Short-term remuneration. Additional disclosure is now provided forlong-term incentive schemes, increasing total emoluments by €2million and €1million forthe years ended 31 March 2022 and 31 March 2021, respectively. 2 Relatesto share-based payments. No Directorsserving during the year exercised share optionsin the year ended 31 March 2023 (2022: None; 2021: None). Keymanagementcompensation Aggregate compensation for keymanagement, being the Directors andmembers of the Executive Committee, was asfollows: 2023 2022 2021 €m €m €m Short-term employee benefits 25 28 28 Share-based payments 12 8 11 37 36 39 24.Employees This note showsthe average number of people employed by the Group during the year, in which areas of our business our employeeswork andwhere they are based. It also showstotal employment costs. 2023 2022 2021 Employees Employees Employees By activity Operations 15,808 15,404 14,893 Selling and distribution 24,676 25,499 26,874 Customer care and administration 57,619 56,038 54,739 98,103 96,941 96,506 By segment Germany 15,242 15,256 15,798 Italy 5,733 5,765 5,818 Spain 3,992 4,194 4,257 UK 9,312 9,198 9,584 Other Europe 14,189 15,106 15,460 Vodacom 7,990 7,973 7,810 Other Markets 9,331 9,336 9,498 Vantage Towers1 753 502 – Common Functions 31,561 29,611 28,281 Total 98,103 96,941 96,506 Note: 1 Vantage Towers was a newreporting segmentin the comparative year ended 31 March 2022. The costincurred in respect of these employees(including Directors) was: 2023 2022 2021 €m €m €m Wages and salaries 4,853 4,469 4,238 Social security costs 604 578 549 Other pension costs (note 25 'Post employment benefits') 244 168 235 Share-based payments (note 26 'Shared-based payments') 141 119 135 Total 5,842 5,334 5,157 187 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 25.Postemploymentbenefits The Group operates a number of Defined Benefit and Defined Contribution retirement plansfor our employees. The Group’slargest defined benefit plan isin the UK. For further detailssee ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation’. Accounting policies For defined benefitretirement plans,the difference between the fair value of the plan assets and the present value of the plan liabilitiesis recognised as an asset or a liability on the consolidated statement of financial position. Defined benefit plan liabilities are assessed using the projected unitfunding method and applying the principal actuarial assumptions atthe reporting period date. Assets are valued at market value. Actuarial gains and losses are taken to the consolidated statement of comprehensive income for defined benefit plans or consolidated income statement for cash leaver plans asincurred. For this purpose, actuarial gains and losses comprise both the effects of changesin actuarial assumptions and experience adjustments arising fromdifferences between the previous actuarial assumptions and what has actually occurred. The return on plan assets, in excess of interestincome, and costsincurred forthe management of plan assets are also taken to other comprehensive income. Other movementsin the netsurplus or deficit are recognised in the consolidated income statement, including the currentservice cost, any past service cost and the effect of any settlements. The interest costlessthe expected interest income on assetsis also charged to the consolidated income statement. The amount charged to the consolidated income statementin respect of these plansisincluded within operating costs or in the Group’sshare of the results of equity accounted operations, as appropriate. The Group’s contributionsto defined contribution pension plans are charged to the consolidated income statement asthey fall due. Background At 31 March 2023 the Group operated a number ofretirement plansforthe benefit of its employeesthroughout the world, with varying rights and obligations depending on the conditions and practicesin the countries concerned. The Group’s philosophy isto provide accessto defined contribution retirement planswhere feasible and tomanage legacy defined benefitretirement arrangements. Defined benefit plans provide benefits based on the employees’ length of pensionable service and their final pensionable salary or other criteria. Defined contribution plans offer employeesindividual fundsthat are converted into benefits atthe time of retirement. The Group operates defined benefit plansin Germany, India, Ireland, Italy, the UK, theUnited States; defined benefitindemnity plansin Greece and Turkey; and a cash leaver plan in India. Defined contribution plans are currently provided in Egypt, Germany, Greece, India, Ireland, Italy, Portugal, South Africa, Spain and the UK. Income statement expense/(income) 2023 2022 2021 €m €m €m Defined contribution plans 207 197 204 Defined benefit plans 37 (29) 31 Total amount charged to income statement (note 24) 244 168 235 Definedbenefitplans The Group’sretirement policy isto provide competitive pension provision, in each operating country, in linewith themarketmedian for that location. The Group’s preferred retirement provision isfocused on Defined Contribution arrangements and/or State provision for future service. The Group’s main defined benefitfunding liability isthe Vodafone UK Group Pension Scheme (‘VodafoneUK plan’). Since June 2014 the Vodafone UK plan has consisted of two segregated sections: the Vodafone Section and the Cable & Wireless Section (‘CWW Section’). Both sections are closed to new entrants and to future accrual. The Group also operatessmaller funded and unfunded plansin theUK, funded and unfunded plansin Germany and a funded plan in Ireland. Defined benefit pension provision exposesthe Group to actuarial riskssuch aslonger than expected longevity of participants, lower than expected return on investments and higher than expected inflation, which may increase the liabilities or reduce the value of assets of the plans. Themain defined benefit plans are administered by trustee boardswhich are legally separate from the Group and consist of representatives who are employees, former employees or are independentfrom the Group. The trustee boards of the pension plans are required by legislation to actin the bestinterest of the participants,setthe investmentstrategy and contribution rates and are subjectto statutory funding regimes. The Vodafone UK plan isregistered as an occupational pension plan withHM Revenue and Customs(‘HMRC’) and issubjectto UK legislation and operates within the framework outlined by the Pensions Regulator.UK legislation requiresthat pension plans are funded prudently and that valuations are undertaken atleast every three years. Separate valuations are required for the Vodafone Section and CWW Section. The trustees obtain regular actuarial valuationsto check whether the statutory funding objective ismet and whether a recovery plan isrequired to restore funding to the level of the agreed technical provisions. The 31 March 2022 triennial actuarial valuation for the Vodafone Section and CWW Section of the Vodafone UK plan showed a netsurplus of £248 million (€282 million) on the funding basis, comprising of a £97 million (€110 million)surplusfor the Vodafone Section and a £151 million (€172 million)surplusfor the CWW Section. No further contributions are due in respect of the VodafoneUK plan atthistime. The next actuarial valuation has an effective date of 31 March 2025. 188 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 25.Postemploymentbenefits The Group operates a number of Defined Benefit and Defined Contribution retirement plansfor our employees. The Group’slargest defined benefit plan isin the UK. For further detailssee ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation’. Accounting policies For defined benefitretirement plans,the difference between the fair value of the plan assets and the present value of the plan liabilitiesis recognised as an asset or a liability on the consolidated statement of financial position. Defined benefit plan liabilities are assessed using the projected unitfunding method and applying the principal actuarial assumptions atthe reporting period date. Assets are valued at market value. Actuarial gains and losses are taken to the consolidated statement of comprehensive income for defined benefit plans or consolidated income statement for cash leaver plans asincurred. For this purpose, actuarial gains and losses comprise both the effects of changesin actuarial assumptions and experience adjustments arising fromdifferences between the previous actuarial assumptions and what has actually occurred. The return on plan assets, in excess of interestincome, and costsincurred forthe management of plan assets are also taken to other comprehensive income. Other movementsin the netsurplus or deficit are recognised in the consolidated income statement, including the currentservice cost, any past service cost and the effect of any settlements. The interest costlessthe expected interest income on assetsis also charged to the consolidated income statement. The amount charged to the consolidated income statementin respect of these plansisincluded within operating costs or in the Group’sshare of the results of equity accounted operations, as appropriate. The Group’s contributionsto defined contribution pension plans are charged to the consolidated income statement asthey fall due. Background At 31 March 2023 the Group operated a number ofretirement plansforthe benefit of its employeesthroughout the world, with varying rights and obligations depending on the conditions and practicesin the countries concerned. The Group’s philosophy isto provide accessto defined contribution retirement planswhere feasible and tomanage legacy defined benefitretirement arrangements. Defined benefit plans provide benefits based on the employees’ length of pensionable service and their final pensionable salary or other criteria. Defined contribution plans offer employeesindividual fundsthat are converted into benefits atthe time of retirement. The Group operates defined benefit plansin Germany, India, Ireland, Italy, the UK, theUnited States; defined benefitindemnity plansin Greece and Turkey; and a cash leaver plan in India. Defined contribution plans are currently provided in Egypt, Germany, Greece, India, Ireland, Italy, Portugal, South Africa, Spain and the UK. Income statement expense/(income) 2023 2022 2021 €m €m €m Defined contribution plans 207 197 204 Defined benefit plans 37 (29) 31 Total amount charged to income statement (note 24) 244 168 235 Definedbenefitplans The Group’sretirement policy isto provide competitive pension provision, in each operating country, in linewith themarketmedian for that location. The Group’s preferred retirement provision isfocused on Defined Contribution arrangements and/or State provision for future service. The Group’s main defined benefitfunding liability isthe Vodafone UK Group Pension Scheme (‘VodafoneUK plan’). Since June 2014 the Vodafone UK plan has consisted of two segregated sections: the Vodafone Section and the Cable & Wireless Section (‘CWW Section’). Both sections are closed to new entrants and to future accrual. The Group also operatessmaller funded and unfunded plansin theUK, funded and unfunded plansin Germany and a funded plan in Ireland. Defined benefit pension provision exposesthe Group to actuarial riskssuch aslonger than expected longevity of participants, lower than expected return on investments and higher than expected inflation, which may increase the liabilities or reduce the value of assets of the plans. Themain defined benefit plans are administered by trustee boardswhich are legally separate from the Group and consist of representatives who are employees, former employees or are independentfrom the Group. The trustee boards of the pension plans are required by legislation to actin the bestinterest of the participants,setthe investmentstrategy and contribution rates and are subjectto statutory funding regimes. The Vodafone UK plan isregistered as an occupational pension plan withHM Revenue and Customs(‘HMRC’) and issubjectto UK legislation and operates within the framework outlined by the Pensions Regulator.UK legislation requiresthat pension plans are funded prudently and that valuations are undertaken atleast every three years. Separate valuations are required for the Vodafone Section and CWW Section. The trustees obtain regular actuarial valuationsto check whether the statutory funding objective ismet and whether a recovery plan isrequired to restore funding to the level of the agreed technical provisions. The 31 March 2022 triennial actuarial valuation for the Vodafone Section and CWW Section of the Vodafone UK plan showed a netsurplus of £248 million (€282 million) on the funding basis, comprising of a £97 million (€110 million)surplusfor the Vodafone Section and a £151 million (€172 million)surplusfor the CWW Section. No further contributions are due in respect of the VodafoneUK plan atthistime. The next actuarial valuation has an effective date of 31 March 2025. These plan-specific actuarial valuations differ to the IAS 19 accounting basis, which is used tomeasure pension assets and liabilities presented in the Group’s consolidated statement of financial position. Funding plans are individually agreed for each of the Group’s other defined benefit planswith the respective trustees or governing board, taking into accountlocalregulatory requirements. Itis expected that ordinary contributions of €71 millionwill be paid into the Group’s defined benefit plans during the year ending 31 March 2024. The Group has also provided certain guaranteesin respect of the Vodafone UK plan; further details are provided in note 29 ‘Contingentliabilities and legal proceedings’ to the consolidated financialstatements. The investmentstrategy for the UK plansis controlled by the trusteesin consultation with the Group and the plans have no directinvestmentsin the Group’s equity securities or in property or other assets currently used by the Group. The allocation of assets between different classes of investmentisreviewed regularly and is a key factor in the trustee investment policy. The trustees aim to achieve the plan’sinvestment objectives through investing partly in a diversified mix of growth assetswhich, over the long term, are expected to grow in value by more than the lowrisk assets. The lowrisk assetsinclude cash and gilts, inflation and interestrate hedging and in substance insured pensioner annuity policiesin both the Vodafone Section and CWWSections of the Vodafone UK plan and an insured pensioner annuity policy in the Vodafone Ireland Pension Plan. A number of investmentmanagers are appointed to promote diversification by assets, organisation and investmentstyle and currentmarket conditions and trends are regularly assessed, which may lead to adjustmentsin the asset allocation. During the reporting period, there were significant movementsin UK gilt markets – in particular the ‘mini budget’ announced by the UK government on 23 September 2022 caused rapid sales of government bonds which further depressed gilt markets. Although a temporary intervention by the Bank of England and subsequent policy changesstabilised the market, gilt yields increased significantly in a short period of time. This triggered an increase in collateral callsfor pension schemesthat, like the Vodafone UK plan, used liability driven investment (LDI)strategies to hedge their interest rate risks. In response to the risk of potential future collateral calls, on 18 October 2022, the Group entered into short term liquidity facilities with both sections of the Vodafone UK plan for an aggregate amount of £450 million (€512 million). These facilities were put in place for short-term liquidity purposes, with the intention of reducing the risk should the UK plan be required to dispose of assets atshort notice in the event of significant increasesin gilt yields. Drawings could be made from the facility until 27 January 2023, with all amounts borrowed required to be repaid by 28 February 2023. No amounts were drawn under these facilities. There has been reduced volatility in gilt yieldssince the end of 2022, although, the level of yields are significantly higher than they were at 31 March 2022. This hasresulted in a decrease in the value of the assets, and also liabilities in respect of the Vodafone UK plan as at 31 March 2023. Actuarialassumptions The Group’s plan liabilities are measured using the projected unit creditmethod using the principal actuarial assumptionsset out below: 2023 2022 2021% % % Weighted average actuarial assumptions used at 31 March1 Rate of inflation2 3.0 3.3 2.9 Rate of increase in salaries3 3.0 3.1 2.7 Discount rate 4.5 2.5 1.8 Notes: 1 Figuresshown represent a weighted average assumption ofthe individual plans. 2 The rate of increase in pensionsin payment and deferred revaluation are dependent on the rate of inflation. 3 Relates only to schemes open to future accrual primarily inGermany, Ireland and India. Mortality assumptions used are based on recommendationsfrom the individual local actuarieswhich include adjustmentsfor the experience of the Groupwhere appropriate. The Group’slargest plan isthe VodafoneUK plan. Further life expectancies assumed for the UK plans are 22.8/24.7 years (2022: 23.4/25.4 years) for a male/female pensioner currently aged 65 years and 23.7/25.5 years(2022: 25.4/27.5 years) from age 65 for a male/female non-pensioner member currently aged 40. Chargesmade to the consolidated income statement and consolidated statement of comprehensive income (‘SOCI’) on the basis of the assumptionsstated above are: 2023 2022 2021 €m €m €m Current service cost 44 38 37 Net past service (credit)/costs1 – (71) 2 Net interest (income)/charge (7) 4 (8) Total net cost/(credit) included within staff costs 37 (29) 31 Actuarial losses/(gains) recognised in the SOCI 213 (627) 686 Note: 1 No pastservice credits were recorded in the current financial year. In the prior year, a change inGermany relating to the provision of death and disability benefits effective from1 April 2021 resulted in a pastservice credit of €49 million; further net pastservice credits were recognised in the year ended 31 March 2022 forthe Vodafone UK plan relating to the offer of a pension increase exchange to allmembers atretirement and benefit clarifications. 189 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 25.Postemploymentbenefits(continued) Durationofthebenefitobligations Theweighted average duration of the defined benefit obligation at 31 March 2023 is 16 years(2022: 21 years). Fairvalueoftheassetsandpresentvalueoftheliabilitiesoftheplans The amount included in the consolidated statement of financial position arising from the Group’s obligationsin respect of its defined benefit plansis asfollows: Assets Liabilities Net surplus/ (deficit) €m €m €m 1 April 2021 7,632 (8,085) (453) Service cost – (38) (38) Past service credit – 71 71 Interest income/(cost) 140 (144) (4) Return on plan assets excluding interest income 58 – 58 Actuarial gains arising from changes in demographic assumptions – 7 7 Actuarial gains arising from changes in financial assumptions – 483 483 Actuarial gains arising from experience adjustments – 79 79 Employer cash contributions 60 – 60 Member cash contributions 17 (17) – Benefits paid (241) 241 – Exchange rate movements 52 (45) 7 Other movements (3) 7 4 31 March 2022 7,715 (7,441) 274 Service cost – (44) (44) Interest income/(cost) 185 (178) 7 Return on plan assets excluding interest income (2,475) – (2,475) Actuarial gains arising from changes in demographic assumptions – 186 186 Actuarial gains arising from changes in financial assumptions – 2,293 2,293 Actuarial losses arising from experience adjustments – (217) (217) Employer cash contributions 42 – 42 Member cash contributions 15 (15) – Benefits paid (216) 216 – Exchange rate movements (211) 224 13 Other movements (8) – (8) 31 March 2023 5,047 (4,976) 71 The table below provides an analysis of the netsurplusfor the Group as awhole. 2023 2022 €m €m Analysis of net surplus: Total fair value of plan assets 5,047 7,715 Present value of funded plan liabilities (4,875) (7,337) Net surplus for funded plans 172 378 Present value of unfunded plan liabilities (101) (104) Net surplus 71 274 Net surplus is analysed as: Assets1 329 555 Liabilities (258) (281) Note: 1 Pension assets are deemed to be recoverable and there are no adjustmentsin respect ofminimumfunding requirements as economic benefits are available to theGroup eitherin the form of future refunds or, for plansstill open to benefit accrual, in the formof possible reductionsin future contributions. 190 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 25.Postemploymentbenefits(continued) Durationofthebenefitobligations Theweighted average duration of the defined benefit obligation at 31 March 2023 is 16 years(2022: 21 years). Fairvalueoftheassetsandpresentvalueoftheliabilitiesoftheplans The amount included in the consolidated statement of financial position arising from the Group’s obligationsin respect of its defined benefit plansis asfollows: Assets Liabilities Net surplus/ (deficit) €m €m €m 1 April 2021 7,632 (8,085) (453) Service cost – (38) (38) Past service credit – 71 71 Interest income/(cost) 140 (144) (4) Return on plan assets excluding interest income 58 – 58 Actuarial gains arising from changes in demographic assumptions – 7 7 Actuarial gains arising from changes in financial assumptions – 483 483 Actuarial gains arising from experience adjustments – 79 79 Employer cash contributions 60 – 60 Member cash contributions 17 (17) – Benefits paid (241) 241 – Exchange rate movements 52 (45) 7 Other movements (3) 7 4 31 March 2022 7,715 (7,441) 274 Service cost – (44) (44) Interest income/(cost) 185 (178) 7 Return on plan assets excluding interest income (2,475) – (2,475) Actuarial gains arising from changes in demographic assumptions – 186 186 Actuarial gains arising from changes in financial assumptions – 2,293 2,293 Actuarial losses arising from experience adjustments – (217) (217) Employer cash contributions 42 – 42 Member cash contributions 15 (15) – Benefits paid (216) 216 – Exchange rate movements (211) 224 13 Other movements (8) – (8) 31 March 2023 5,047 (4,976) 71 The table below provides an analysis of the netsurplusfor the Group as awhole. 2023 2022 €m €m Analysis of net surplus: Total fair value of plan assets 5,047 7,715 Present value of funded plan liabilities (4,875) (7,337) Net surplus for funded plans 172 378 Present value of unfunded plan liabilities (101) (104) Net surplus 71 274 Net surplus is analysed as: Assets1 329 555 Liabilities (258) (281) Note: 1 Pension assets are deemed to be recoverable and there are no adjustmentsin respect ofminimumfunding requirements as economic benefits are available to theGroup eitherin the form of future refunds or, for plansstill open to benefit accrual, in the formof possible reductionsin future contributions. An analysis of netsurplusis provided below for the Vodafone UK plan, which is a funded plan. As part of the merger of the Vodafone UK plan and the Cable and Wireless Worldwide Retirement Plan (‘CWWRP’) plan on 6 June 2014 the assets and liabilities of the CWW Section are segregated from the Vodafone Section and hence are reported separately below. CWW Section Vodafone Section 2023 2022 2023 2022 €m €m €m €m Analysis of net surplus: Total fair value of plan assets 1,845 2,850 1,958 3,399 Present value of plan liabilities (1,657) (2,565) (1,900) (3,166) Net surplus 188 285 58 233 Net surpluses are analysed as: Assets 188 285 58 233 Liabilities – – – – Fair valueof planassets 2023 2022 €m €m Cash and cash equivalents 27 55 Equity investments: With quoted prices in an active market 140 849 Without quoted prices in an active market 322 359 Debt instruments: With quoted prices in an active market 588 1,334 Without quoted prices in an active market 288 317 Property: With quoted prices in an active market 17 29 Without quoted prices in an active market 438 460 Derivatives:1 Without quoted prices in an active market 1,791 2,195 Investment fund 782 1,161 Annuity policies With quoted prices in an active market 25 34 Without quoted prices 629 922 Total 5,047 7,715 Note: 1 Derivativesinclude collateral held in the form of cash. Assets are valued using ‘level 2’ inputs underIFRS 13 ‘Fair Value Measurement’ principles and classified as unquoted accordingly. The fair value of plan assets, which have been measured in accordancewith IFRS 13 ‘Fair Value Measurement’, are analysed by asset category above and are subdivided by assetsthat have a quotedmarket price in an activemarket and those that do not,such asinvestmentfunds. Where available, the fair values are quoted prices(e.g. listed equity,sovereign debt and corporate bonds). Unlisted investmentswithout quoted pricesin an active market(e.g. private equity) are included at values provided by the fundmanager in accordance with relevant guidance. Othersignificant assets are valued based on observable inputssuch as yield curves. The Vodafone UK plan annuity policiesfully match the pension obligations of those pensionersinsured and therefore are set equal to the present value of the related obligations. Investmentfunds of €782 million at 31 March 2023 (2022: €1,161 million) include investmentsin diversified alternative beta funds held in the Vodafone Section of the VodafoneUK plan. The actualreturn on plan assets over the year to 31 March 2023 was a loss of €2,290 million (2022: €198 million gain). Sensitivityanalysis Measurement of the Group’s defined benefitretirement obligation issensitive to changesin certain key assumptions. The sensitivity analysis below shows how a reasonably possible increase or decrease in a particular assumption would, in isolation,resultin an increase or decrease in the present value of the defined benefit obligation as at 31 March 2023. Rate of inflation Rate of increase in salaries Discount rate Life expectancy Decrease by 0.5% Increase by 0.5% Decrease by 0.5% Increase by 0.5% Decrease by 0.5% Increase by 0.5% Decrease by 1 year Increase by 1 year €m €m €m €m €m €m €m €m (Decrease)/increase in present value of defined benefit obligation (222) 260 (1) 1 385 (341) (129) 128 1 Note: 1 The sensitivity analysis may not be representative of an actual change in the defined benefit obligation asitis unlikely that changesin assumptionswould occurin isolation of one another. In presenting thissensitivity analysis, the change in the present value ofthe defined benefit obligation has been calculated on the same basis as prior years using the projected unit credit method atthe end ofthe year,which isthe same asthat applied in calculating the defined benefit obligation liability recognised in the statement of financial position. The rate of inflation assumption sensitivity factorsin the impact of changesto all assumptionsrelating to inflation including the rate of increase in salaries, pension increases and deferred revaluations. 191 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 26.Share-basedpayments The Group has a number ofshare plans used to award sharesto Executive Directors and employees as part oftheir remuneration package. A charge isrecognised over the vesting period in the consolidated income statement to record the cost ofthese, based on the fair value of the award on the grant date. Accounting policies The Group issues equity-settled share-based awardsto certain employees. Equity-settled share-based awards are measured atfair value (excluding the effect of non-market-based vesting conditions) atthe date of grant. The fair value determined atthe grant date of the equity-settled share-based award is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the sharesthatwill eventually vest and adjusted for the effect of non-market-based vesting conditions. A corresponding increase in additional paid-in capital is also recognised. Some share awards have an attached market condition, based on totalshareholder return (‘TSR’), which istaken into accountwhen calculating the fair value of the share awards. The valuation for the TSR is based on Vodafone’sranking within the same group of companies, where possible, over the pastfive years. The fair value of awards of non-vested sharesis a calculation of the closing price of the Company’sshares on the day prior to the grant date, adjusted for the present value of the delay in receiving dividends where appropriate. Themaximumaggregate number of ordinary shares whichmay be issued in respect ofshare options orshare planswill not(withoutshareholder approval) exceed: − 10% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shareswhich have been allocated in the preceding ten year period under all plans; and − 5% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shareswhich have been allocated in the preceding ten year period under all plans, other than any planswhich are operated on an all-employee basis. Shareoptions Vodafone SharesavePlan Under the Vodafone Sharesave PlanUK staffmay acquire sharesin the Company through monthly savings of up to £375 over a three and/or five year period. The savings may then be used to purchase shares atthe option price, which isset atthe beginning of the invitation period and usually at a discount of 20% to the then prevailing market price of the Company’sshares. Shareplans VodafoneGroupexecutive plans Under the Vodafone Global Incentive Plan awards ofshares are granted to Directors and certain employees. The release of these sharesis conditional upon continued employment and forsome awards achievement of certain performance targetsmeasured over a three year period. Vodafone Share IncentivePlan Following a review of theUK all-employee plansit was decided thatwith effectfrom 1 April 2017 employeeswould no longer be able to contribute to the Share Incentive Plan andwould therefore no longer receive matching shares. Individuals who continue to hold sharesin the plan willreceive dividends paid outin cash. 192 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 26.Share-basedpayments The Group has a number ofshare plans used to award sharesto Executive Directors and employees as part oftheir remuneration package. A charge isrecognised over the vesting period in the consolidated income statement to record the cost ofthese, based on the fair value of the award on the grant date. Accounting policies The Group issues equity-settled share-based awardsto certain employees. Equity-settled share-based awards are measured atfair value (excluding the effect of non-market-based vesting conditions) atthe date of grant. The fair value determined atthe grant date of the equity-settled share-based award is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the sharesthatwill eventually vest and adjusted for the effect of non-market-based vesting conditions. A corresponding increase in additional paid-in capital is also recognised. Some share awards have an attached market condition, based on totalshareholder return (‘TSR’), which istaken into accountwhen calculating the fair value of the share awards. The valuation for the TSR is based on Vodafone’sranking within the same group of companies, where possible, over the pastfive years. The fair value of awards of non-vested sharesis a calculation of the closing price of the Company’sshares on the day prior to the grant date, adjusted for the present value of the delay in receiving dividends where appropriate. Themaximumaggregate number of ordinary shares whichmay be issued in respect ofshare options orshare planswill not(withoutshareholder approval) exceed: − 10% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shareswhich have been allocated in the preceding ten year period under all plans; and − 5% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shareswhich have been allocated in the preceding ten year period under all plans, other than any planswhich are operated on an all-employee basis. Shareoptions Vodafone SharesavePlan Under the Vodafone Sharesave PlanUK staffmay acquire sharesin the Company through monthly savings of up to £375 over a three and/or five year period. The savingsmay then be used to purchase shares atthe option price, which isset atthe beginning of the invitation period and usually at a discount of 20% to the then prevailing market price of the Company’sshares. Shareplans VodafoneGroupexecutive plans Under the Vodafone Global Incentive Plan awards ofshares are granted to Directors and certain employees. The release of these sharesis conditional upon continued employment and forsome awards achievement of certain performance targetsmeasured over a three year period. Vodafone Share IncentivePlan Following a review of theUK all-employee plansit was decided thatwith effectfrom 1 April 2017 employeeswould no longer be able to contribute to the Share Incentive Plan andwould therefore no longer receive matching shares. Individuals who continue to hold sharesin the plan willreceive dividends paid outin cash. Movements inoutstandingordinaryshareoptions Ordinary share options 2023 2022 2021 Millions Millions Millions 1 April 61 62 53 Granted during the year 50 20 35 Forfeited during the year (2) (2) (1) Exercised during the year (8) (1) – Expired during the year (39) (18) (25) 31 March 62 61 62 Weighted average exercise price: 1 April £1.02 £1.07 £1.19 Granted during the year £0.83 £0.95 £1.03 Forfeited during the year £1.02 £1.06 £1.16 Exercised during the year £1.05 £1.17 £1.23 Expired during the year £1.01 £1.10 £1.27 31 March £0.87 £1.02 £1.07 Summaryofoptionsoutstanding 31 March 2023 31 March 2022 Outstanding shares Weighted average exercise Weighted remaining average contractual life Outstanding shares Weighted average exercise Weighted remaining average contractual life Millions price Months Millions price Months Vodafone Group Sharesave Plan: £0.78 - £1.78 62 £0.87 33 61 £1.02 24 Shareawards Movementsin non-vested shares are asfollows: 2023 2022 2021 Weighted Weighted Weighted average fair average fair average fair value at value at value at Millions grant date Millions grant date Millions grant date 1 April 270 £1.07 267 £1.20 245 £1.41 Granted 120 £1.17 113 £1.17 108 £0.99 Vested (70) £1.15 (68) £1.44 (56) £1.56 Forfeited (59) £0.89 (42) £1.52 (30) £1.10 31 March 261 £1.14 270 £1.07 267 £1.20 Otherinformation The total fair value ofshares vested during the year ended 31 March 2023 was £81million (2022: £98 million; 2021: £108 million). The compensation costincluded in the consolidated income statementin respect ofshare options and share planswas €141million (2022: €119 million; 2021: €135 million) which is comprised principally of equity-settled transactions. The average share price for the year ended 31 March 2023 was 108.2 pence (2022: 122.1 pence; 2021: 120.8 pence). 193 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 27.Acquisitions anddisposals Thenotebelowprovidesdetailsof acquisitionanddisposaltransactionsforthe current year aswellasthosecompletedinthe prior year.Forfurtherdetailssee‘Criticalaccountingjudgementsandkey sourcesof estimationuncertainty’ innote1‘Basisof preparation’totheconsolidatedfinancialstatements. Accounting policies Businesscombinations Acquisitions ofsubsidiaries are accounted for using the acquisitionmethod. The cost ofthe acquisition ismeasured atthe aggregate ofthe fair values at the date of exchange of assets given, liabilitiesincurred or assumed and equity instrumentsissued by theGroup.Acquisition-related costs are recognised in the consolidated income statement asincurred. The acquiree’sidentifiable assets and liabilities are recognised attheirfair values atthe acquisition date,which isthe date onwhichcontrol istransferred to theGroup.Goodwill ismeasured asthe excess ofthe sumofthe consideration transferred,the amount of any non-controlling interestsin the acquiree and the fair value oftheGroup’s previously held equity interestin the acquiree, if any, overthe net amounts ofidentifiable assets acquired and liabilities assumed atthe acquisition date. The interest ofthe non-controlling shareholdersin the acquireemay initially bemeasured either atfair value or atthenon-controlling shareholders’ proportion ofthe netfair value ofthe identifiable assets acquired, liabilities and contingentliabilities assumed. The choice ofmeasurement basisismade on an acquisition-by-acquisition basis. Acquisitionofinterests fromnon-controllingshareholders In transactionswith non-controlling partiesthat do notresultin a change incontrol,the difference between the fair value ofthe consideration paid or received and the amount bywhich the non-controlling interestis adjusted isrecognised in equity. Disposals The difference between the carryingvalue ofthe net assets disposed of and the fair value of consideration received isrecorded as a gain orloss on disposal. Foreign exchange translation gains orlossesrelating to subsidiaries, joint arrangements and associatesthattheGrouphas disposed of, and that have previously recorded in other comprehensive income or expense, are also recognised as part ofthe gain orloss on disposal. Othertransactionswithnon-controllingshareholders insubsidiaries The aggregate cash consideration in respect of othertransactionswith non-controlling shareholdersin subsidiaries, net of cash acquired, is asfollows: 2023 2022 €m €m Cash consideration (paid)/received Vantage Towers (667) 217 Other (25) (28) (692) 189 Vantage Towers On 13November 2022,theGroup completed the purchase of 4.2%ofVantage TowersA.G.for cash consideration of €667million,taking its shareholding to 85.8%. In the comparative period,theGroup received €217million following completion ofthemarketstabilisation period resulting fromthe IPOofVantage TowersinMarch2020 and as described in the Vantage Towers prospectus. Disposals The aggregate cash consideration in respect ofthe disposal ofsubsidiaries, net of cash disposed, is asfollows: 2023 2022 €m €m Cash consideration received Vodafone Hungary 1,606 – Vantage Towers 5,592 – Other disposals during the period 2 – Net cash disposed (224) – 6,976 – 194 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes tothe consolidated financial statements (continued) 27.Acquisitions anddisposals Thenotebelowprovidesdetailsof acquisitionanddisposaltransactionsforthe current year aswellasthosecompletedinthe prior year.Forfurtherdetailssee‘Criticalaccountingjudgementsandkey sourcesof estimationuncertainty’ innote1‘Basisof preparation’totheconsolidatedfinancialstatements. Accounting policies Businesscombinations Acquisitions ofsubsidiaries are accounted for using the acquisitionmethod. The cost ofthe acquisition ismeasured atthe aggregate ofthe fair values at the date of exchange of assets given, liabilitiesincurred or assumed and equity instrumentsissued by theGroup.Acquisition-related costs are recognised in the consolidated income statement asincurred. The acquiree’sidentifiable assets and liabilities are recognised attheirfair values atthe acquisition date,which isthe date onwhichcontrol istransferred to theGroup.Goodwill ismeasured asthe excess ofthe sumofthe consideration transferred,the amount of any non-controlling interestsin the acquiree and the fair value oftheGroup’s previously held equity interestin the acquiree, if any, overthe net amounts ofidentifiable assets acquired and liabilities assumed atthe acquisition date. The interest ofthe non-controlling shareholdersin the acquireemay initially bemeasured either atfair value or atthenon-controlling shareholders’ proportion ofthe netfair value ofthe identifiable assets acquired, liabilities and contingentliabilities assumed. The choice ofmeasurement basisismade on an acquisition-by-acquisition basis. Acquisitionofinterests fromnon-controllingshareholders In transactionswith non-controlling partiesthat do notresultin a change incontrol,the difference between the fair value ofthe consideration paid or received and the amount bywhich the non-controlling interestis adjusted isrecognised in equity. Disposals The difference between the carryingvalue ofthe net assets disposed of and the fair value of consideration received isrecorded as a gain orloss on disposal. Foreign exchange translation gains orlossesrelating to subsidiaries, joint arrangements and associatesthattheGrouphas disposed of, and that have previously recorded in other comprehensive income or expense, are also recognised as part ofthe gain orloss on disposal. Othertransactionswithnon-controllingshareholders insubsidiaries The aggregate cash consideration in respect of othertransactionswith non-controlling shareholdersin subsidiaries, net of cash acquired, is asfollows: 2023 2022 €m €m Cash consideration (paid)/received Vantage Towers (667) 217 Other (25) (28) (692) 189 Vantage Towers On 13November 2022,theGroup completed the purchase of 4.2%ofVantage TowersA.G.for cash consideration of €667million,taking its shareholding to 85.8%. In the comparative period,theGroup received €217million following completion ofthemarketstabilisation period resulting fromthe IPOofVantage TowersinMarch2020 and as described in the Vantage Towers prospectus. Disposals The aggregate cash consideration in respect ofthe disposal ofsubsidiaries, net of cash disposed, is asfollows: 2023 2022 €m €m Cash consideration received Vodafone Hungary 1,606 – Vantage Towers 5,592 – Other disposals during the period 2 – Net cash disposed (224) – 6,976 – VodafoneHungary On 31 January 2023,theGroup completed the sale ofVodafoneMagyarország Zrt(‘VodafoneHungary’)to 4iGPublic Limited Company andCorvinus Zrt. The table belowsummarisesthe net assets disposed and the resulting loss on disposal of €69million. €m Goodwill (441) Other intangible assets (521) Property, plant and equipment (516) Inventory (17) Trade and other receivables (206) Cash and cash equivalents (3) Current and deferred taxation 13 Borrowings 106 Trade and other payables 163 Provisions 31 Net assets disposed (1,391) Cash proceeds 1,606 Foreign exchange recycled from Currency reserve on disposal (284) Net loss on disposal1 (69) Notes: 1 Includedinotherincome inthe consolidatedincome statement. Vantage Towers On 22March2023,theGroup completed the disposal ofitsinterestin Vantage TowersA.G.toOakHoldings1GmbH,the co-control partnership of Vodafone,GIP and KKR.Vodafone retains an interest of 64.2%inOakHoldings 1GmbH,which owns 89.3%ofVantage TowersA.G. The table below summarisesthe net assets disposed and thenet gain ondisposal as €8,607million. €m Goodwill (3,448) Other intangible assets (294) Property, plant and equipment (4,882) Investments in associates and joint ventures (2,778) Trade and other receivables (292) Cash and cash equivalants (207) Current and deferred taxation 61 Borrowings 4,916 Trade and other payables 658 Provisions 556 Net assets disposed (5,710) Non-controlling interests derecognised 807 Cash proceeds 5,592 Fair value of Investment in Oak Holdings 1 GmbH 8,634 Restriction of gain (note 20)1 (680) Foreign exchange recycled from Currency reserve on disposal (36) Net gain on disposal2 8,607 Notes: 1 Relatedtaxof€154millionisincludedinIncometaxexpense inthe consolidatedincome statement. 2 Includedinotherincome inthe consolidatedincome statement. VodafoneGhana On 21 February 2023,theGroup completed the sale ofits 70% shareholding in Vodafone TelecommunicationsCompany Limited (‘VodafoneGhana’)to TelecelGroup for consideration of €Nil.Anet gain on disposal of €689million has been recordedwithin otherincome and expense in the consolidated income statement. Othermatters Vodafone Egypt In the comparative period on10November 2021,theGroup announced thatithad agreed to transferits 55% shareholding in Vodafone Egyptto its subsidiary,VodacomGroup Limited (‘Vodacom’). On 13December 2022,theGroup announced the completion ofthe transaction. Vodafonewasissuedwith 242million sharesin Vodacomand received cash proceeds of €577million in exchange forits 55% shareholding in Vodafone Egypt. Following completion,Vodafone’sshareholding in Vodacomhas increased from60.5% to 65.1%. 195 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

196 VodafoneGroup Plc Annual Report 2023 28.Commitments Acommitmentisa contractualobligationtomakeapaymentinthefuture,mainlyinrelationtoagreementstobuyassetssuch asmobiledevices,networkinfrastructureandITsystemsandleasesthathavenot commenced.Theseamountsarenot recordedintheconsolidatedstatementoffinancialpositionsincewehavenot yetreceivedthegoodsorservicesfromthe supplier. Capitalcommitments The amounts beloware theminimumamountsthatwe are committed to pay. Company and subsidiaries Share of joint operations Group 2023 2022 2023 2022 2023 2022 €m €m €m €m €m €m Contracts placed for future capital expendi-ture not provided in the financial state-ments1 3,507 4,388 – 140 3,507 4,527 Note: 1 Commitmentincludes contractsplacedforproperty, plant andequipment andintangibleassets. Leases entered into by theGroup but not commenced at31March2023 are disclosed in note 20 ‘Leases’. Included in capital commitmentsis an amount of €114million (2022: €331million)relating to spectrumacquisition commitmentsin Vodacom. In March 2023, the Group entered into an agreementwith Altice Luxembourg S.A. to create a joint venture, OXG Glasfaser GmbH‘OXG’, with 50.0% shareholding held by each shareholder. Each shareholder is committed to contribute funding of up to €950million to OXG for the deployment of fibre-to-the-home in Germany. The funding is expected to be contributed between 2023 and 2029. The amount and timing of the funding depends on the speed and size of the fibre deploymentso the funding may be for a lower value or contributed over a longer period of time. The contribution can be in the form of free capitalreserves,shareholder loan, loan notes orsimilar instruments as agreed by the shareholders. 29.Contingentliabilities andlegalproceedings Contingentliabilitiesarepotentialfuturecashoutflows,wherethe likelihoodofpaymentis consideredmorethanremote,but isnot consideredprobableor cannot bemeasuredreliably. 2023 2022 €m €m Performance bonds1 504 430 Other guarantees2 2,877 2,436 Notes: 1 Performancebondsrequire theGrouptomake paymentsto thirdpartiesinthe eventthattheGroupdoesnotperformwhatis expectedofitunderthe termsof any relatedcontractsor commercial arrangements. 2 Otherguaranteesprincipally compriseVodafoneGroupPlc’s guaranteeoftheGroup’s50%shareof aUS$3.5billionloanfacility (2022:US$3.5billionloanfacility),whichforms partoftheGroup’s overalljoint venture investmentinTPGTelecomLtd. TheGroup’sshareofthese loanbalancesisincludedinthenetinvestmentinjoint venture (seenote12‘Investmentsinassociatesandjoint arrangements’).Otherguaranteesalso include a secondarypledgeofINR42.5billion(2022: INR42.5billion)oversharesownedbyVodafoneGroupinIndus Towersto the valueof€476million (2022:€504million). See page197.Certainongoingtaxlitigationsincludeguarantee arrangements, principally€267millioninrelationto theNetherlandstax case (referto legal proceedings sectionbelow). 196 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

29.Contingentliabilitiesandlegalproceedings(continued) UKpensionschemes TheGroup’smain defined benefit plan isthe VodafoneUKGroupPensionScheme (‘VodafoneUK plan’)which hastwo segregated sections,the Vodafone Section and theCWWSection, as detailed in note 25 ‘Post employment benefits’. TheGroup has covenanted to provide security in favour of both the Vodafone Section and CWWSectionwhen they are in adeficit position. The deficitis measured on a prescribed basis agreed between theGroup and trustee,which differsfromthe accounting basisreported in note 25 ‘Post employment benefits’. TheGroup providessurety bonds asthe security. The level ofthe security has varied since inception in linewith themovementin the VodafoneUK plan deficit.Due to the improved funding position of the Plan the level ofsecurity hasreduced overthe year.As at31March2023 the VodafoneUK planretainssecurity over €114million (notional value)for the Vodafone Section andno security is currently required fortheCWWSection. The securitymay be substituted either on a voluntary ormandatory basis. TheCompany has also provided two guaranteesto the Vodafone Section ofthe VodafoneUK plan for a combined value up to €1.42 billion to provide security overthe deficit under certain defined circumstances, including insolvency ofthe employers. TheCompany has also agreed a similar guarantee of up to €1.42 billion fortheCWWSection. An additionalsmallerUK defined benefit plan,the THUS PlcGroup Scheme, has a guarantee fromtheCompany for up to €114million. VodafoneIdea As part ofthe agreementtomerge Vodafone India and IdeaCellularin 2017,the parties agreed amechanismfor payments between theGroup and Vodafone Idea Limited (‘VIL’) pursuantto the difference between the crystallisation of certain identified contingentliabilitiesin relation to legal, regulatory,tax and othermatters, and refundsrelating toVodafone India and Idea Cellular.Cash payments or cash receiptsrelating to thesematters musthave beenmade orreceived byVIL before any amount becomes due fromor owed to theGroup.Any future payments by theGroup toVIL as a result ofthis agreementwould only bemade aftersatisfaction ofthis and other contractual conditions. TheGroup’s potential exposure underthismechanismis capped atINR64 billion (€719million)following paymentsmade underthismechanismfrom Vodafone toVIL, in the year ended 31March 2021,totalling INR19 billion (€235million). On 7 February2023, VIL issued equity to theGovernment ofIndia equivalentto INR161 billion (€1.8 billion),representing thenet present value of interest accrued on both deferred spectrumauction instalments andAGRdues pursuantto a relief package announced in September 2021which is designed to improve the liquidity and financial health ofthe telecomsector. Widerreforms announced as part ofthe relief package include a four-year moratoriumon spectrumandAGRpayments and the option to convert payments due on spectrumandAGRpaymentsto equity atthe end ofthe moratoriumperiodwhich VIL elected to acceptinOctober 2021. VIL remainsin need of additional liquidity supportfromitslenders and intendsto raise additionalfunding. There are significant uncertaintiesin relation to VIL’s ability tomake paymentsin relation to any remaining liabilities covered by themechanismand no further cash payments are considered probable fromtheGroup as at31March2023. The carrying value oftheGroup’sinvestmentin VIL is €nil and theGroup isrecordingno furthershare oflossesin respect ofVIL. TheGroup’s potential exposure to liabilitieswithin VIL is capped by themechanismdescribed above; consequently, contingentliabilities arising fromlitigation in India concerning operations ofVodafone India arenotreported. IndusTowers VIL’s ability to satisfy certain paymentobligations underitsMaster ServicesAgreementswith Indus Towers(the ‘MSAs’)is uncertain and depends on a number offactorsincluding its ability to raise additionalfunding. Underthe terms ofthe Indus and Bharti InfratelmergerinNovember 2020, a security packagewas agreed forthe benefit ofthe newly createdmerged entity, Indus Towers,which could be invoked inthe eventthatVILwas unable tomake MSApayments. The security package included the following elements: - Acash prepayment ofINR24 billion (€279million) by VIL to Indus Towersin respect ofits undisputed payment obligations, due undertheMSAs afterthemerger closing. The prepaymentwasfully utilised during the yearto 31March 2022; - Aprimary pledge over 190.7million shares owned by VodafoneGroup in Indus Towers having a value ofINR47 billion (€544million) as at31March 2021. These pledged shareswere sold by theGroup in the year ended31March 2022;theGroup invested INR33.7 billion (€393million) ofthe proceeds by subscribing to newly issued VIL equity,which VIL immediately used to partially settle outstandingMSAobligationsto Indus Towers resulting in an equivalent partialrelease ofthe primary pledge. On14 February 2023, a similartransactionwas undertakenwith INR4.4 billion (€49 million)remaining fromthe sale ofthe primary pledge shares,fully releasing the pledge. - Asecondary pledge overshares owned by VodafoneGroup in Indus Towers,ranking behind Vodafone’s existing lendersforthe outstanding bank borrowings of €1.5 billion as at31March 2023 secured againstIndian assets(‘the bank borrowings’),with amaximumliability cap ofINR42.5 billion (€476million). In the event of non-payment ofrelevantMSAobligations by VIL, Indus Towerswould have recourse to any secondary pledged shares, afterrepayment ofthe bank borrowingsin full, up to the value ofthe liability cap. 197 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes to theconsolidatedfinancial statements (continued) 29.Contingentliabilitiesandlegalproceedings(continued) LegalProceedings The Group is currently involved in a number of legal proceedings, including inquiriesfrom, or discussionswith, government authoritiesthat are incidental to its operations. Legal proceedings where the Group considersthat the likelihood of material future outflows of cash or other resourcesismore than remote are disclosed below. Where the Group assessesthatit is probable thatthe outcome of legal proceedings willresultin a financial outflow, and a reliable estimate can be made of the amount of that obligation, a provision isrecognised for these amounts. In all cases, determining the probability ofsuccessfully defending a claim againstthe Group involvesthe application of judgement asthe outcome isinherently uncertain. The determination of the value of any future outflows of cash or other resources, and the timing ofsuch outflows, involves the use of estimates. The costsincurred in complexlegal proceedings,regardless of outcome, can be significant. The Group is notinvolved in any material proceedingsin which any of the Group’s Directors, members ofsenior management or affiliates are either a party adverse to the Group or have amaterial interest adverse to the Group. Indian tax cases The Group has been challenging retrospective tax demandsraised by the Indian tax authority under the Finance Act 2012 against Vodafone InternationalHoldings BV (‘VIHBV’) relating to a transaction in 2007 whereby VIHBV acquired assetsin India from Hutchison Telecommunications International Limited. Pursuantto a new scheme for resolving tax disputesintroduced by legislation in August 2021, Vodafone and the Indian Government have reached a final agreement and the demandsfor outstanding tax(including interest and penalties) have been withdrawn in full. Further background relating to thismatter is provided in the Group’s Annual Reportfor the financial year ended 31 March 2022. VISPL tax claims Vodafone India Services Private Ltd (‘VISPL’) isinvolved in a number of tax cases. The total value of the claimsis approximately €471 million plus interest, and penalties of up to 300% of the principal. Of the individual tax claims, the mostsignificantisin the amount of approximately €239 million (plusinterest of €628 million), which VISPL has been assessed as owing in respect of (i) a transfer pricing margin charged for the international call centre ofHTIL prior to the 2007 transaction with Vodafone forHTIL assets in India; (ii)the sale of the international call centre by VISPL to HTIL; and (iii) the acquisition of and/or the alleged transfer of options held by VISPL in Vodafone India. The first two of the three heads of tax are subject to an indemnity by HTIL. The larger part of the potential claim is notsubjectto an indemnity. A stay of the tax demand on a deposit of £20million and a corporate guarantee by VIHBV for the balance of tax assessed are in place. On 8 October 2015, the Bombay High Courtruled in favour of Vodafone in relation to the options and the call centre sale. The Indian Tax Authority has appealed to the Supreme Court of India. The appeal hearing has been adjourned indefinitely. While there issome uncertainty asto the outcome of the tax casesinvolving VISPL, the Group believesit has valid defences and does not consider it probable that a financial outflow will be required to settle these cases. Netherlands taxcase Vodafone Europe BV (‘VEBV’) hasreceived assessmentstotalling €267 million of tax and interest from the Dutch tax authorities, who are challenging the application of the arm’s length principle in relation to variousintra-group financing transactions. VEBV has appealed againstthese assessments to the District Court of theHague where a hearing was held in March 2023 andwe are awaiting the decision which is currently expected in summer 2023. The Group has entered into a guarantee for the full value of the assessmentsissued. The Group believesit hasrobust defences and does not consider it probable thatthere will be a financial outflow required to resolve the case. 198 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes to theconsolidatedfinancial statements (continued) 29.Contingentliabilitiesandlegalproceedings(continued) LegalProceedings The Group is currently involved in a number of legal proceedings, including inquiriesfrom, or discussionswith, government authoritiesthat are incidental to its operations. Legal proceedings where the Group considersthat the likelihood of material future outflows of cash or other resourcesismore than remote are disclosed below. Where the Group assessesthatit is probable thatthe outcome of legal proceedings willresultin a financial outflow, and a reliable estimate can be made of the amount of that obligation, a provision isrecognised for these amounts. In all cases, determining the probability ofsuccessfully defending a claim againstthe Group involvesthe application of judgement asthe outcome isinherently uncertain. The determination of the value of any future outflows of cash or other resources, and the timing ofsuch outflows, involves the use of estimates. The costsincurred in complexlegal proceedings,regardless of outcome, can be significant. The Group is notinvolved in any material proceedingsin which any of the Group’s Directors, members ofsenior management or affiliates are either a party adverse to the Group or have amaterial interest adverse to the Group. Indian tax cases The Group has been challenging retrospective tax demandsraised by the Indian tax authority under the Finance Act 2012 against Vodafone InternationalHoldings BV (‘VIHBV’) relating to a transaction in 2007 whereby VIHBV acquired assetsin India from Hutchison Telecommunications International Limited. Pursuantto a new scheme for resolving tax disputesintroduced by legislation in August 2021, Vodafone and the Indian Government have reached a final agreement and the demandsfor outstanding tax(including interest and penalties) have been withdrawn in full. Further background relating to thismatter is provided in the Group’s Annual Reportfor the financial year ended 31 March 2022. VISPL tax claims Vodafone India Services Private Ltd (‘VISPL’) isinvolved in a number of tax cases. The total value of the claimsis approximately €471 million plus interest, and penalties of up to 300% of the principal. Of the individual tax claims, the mostsignificantisin the amount of approximately €239 million (plusinterest of €628 million), which VISPL has been assessed as owing in respect of (i) a transfer pricing margin charged for the international call centre ofHTIL prior to the 2007 transaction with Vodafone forHTIL assetsin India; (ii)the sale of the international call centre by VISPL to HTIL; and (iii) the acquisition of and/or the alleged transfer of options held by VISPL in Vodafone India. The first two of the three heads of tax are subject to an indemnity by HTIL. The larger part of the potential claim is notsubjectto an indemnity. A stay of the tax demand on a deposit of £20million and a corporate guarantee by VIHBV for the balance of tax assessed are in place. On 8 October 2015, the Bombay High Courtruled in favour of Vodafone in relation to the options and the call centre sale. The Indian Tax Authority has appealed to the Supreme Court of India. The appeal hearing has been adjourned indefinitely. While there issome uncertainty asto the outcome of the tax casesinvolving VISPL, the Group believesit has valid defences and does not consider it probable that a financial outflow will be required to settle these cases. Netherlands taxcase Vodafone Europe BV (‘VEBV’) hasreceived assessmentstotalling €267 million of tax and interest from the Dutch tax authorities, who are challenging the application of the arm’slength principle in relation to variousintra-group financing transactions. VEBV has appealed againstthese assessments to the District Court of theHague where a hearing was held in March 2023 andwe are awaiting the decision which is currently expected in summer 2023. The Group has entered into a guarantee for the full value of the assessmentsissued. The Group believesit hasrobust defences and does not consider it probable thatthere will be a financial outflow required to resolve the case. 199 VodafoneGroup Plc Annual Report 2023 C2 General Other cases intheGroup Germany:Kabel Deutschland takeover- class actions The German courts have been determining the adequacy of the mandatory cash offer made tominority shareholdersin Vodafone’stakeover of Kabel Deutschland in 2013. Hearingstook place in May 2019 and a decision was delivered in November 2019 in Vodafone’sfavour,rejecting all claims byminority shareholders. A number ofshareholders appealed which wasrejected by the courtin December 2021. Several minority shareholders have filed a further appeal before the Federal Court ofJustice. The appeal processis ongoing. While the outcome is uncertain, the Group believesit has valid defences and thatthe outcome of the appealwill be favourable to Vodafone. Italy: Iliad v Vodafone Italy In July 2019, Iliad filed a claimfor €500 million against Vodafone Italy in the Civil Court of Milan. The claimalleges anti-competitive behaviour in relation to portability and certain advertising campaigns by Vodafone Italy. The main hearing on the merits ofthe claimtook place on 8 June 2021. On 17 April 2023, the Civil Courtissued a judgementin Vodafone Italy’sfavour and rejected Iliad’s claim for damagesin full. Iliad has filed an appeal before the Court of Appeal of Milan. The Group is currently unable to estimate any possible lossin this claim in the event of an adverse judgement on appeal butwhile the outcome is uncertain, the Group believesit has valid defences and thatitis probable that no present obligation exists. Greece: PapistasHoldings SA, Mobile Trade Stores(formerly Papistas SA) and Athanasios and Loukia Papistas v VodafoneGreece In October 2019, Mr. and Mrs. Papistas, and companies owned or controlled by them, filed several claims against Vodafone Greece with a total value of approximately €330 million for purported damage caused by the alleged abuse of dominance and wrongful termination of a franchise arrangementwith a Papistas company. Lawsuitswhich the Papistas claimants had previously brought against Vodafone Group Plc and certain directors and officers of Vodafone werewithdrawn. Vodafone Greece filed a counter claimand all claimswere heard in February 2020. All of the Papistas claimswere rejected by the Athens Court of FirstInstance because the stamp duty paymentsrequired to have the merits of the case considered had not been made. Vodafone Greece’s counter claimwas also rejected. The Papistas claimants and Vodafone Greece have each filed appeals. The appeal hearingstook place on 23 February and 11 May 2023 andwe are waiting to receive the judgements. The amount claimed in these lawsuitsissubstantial and, if the claimants are successful, the total potential liability could be material. However, we are continuing vigorously to defend the claims and based on the progress of the litigation so far the Group believesthatitis highly unlikely that there will be an adverse ruling for the Group. On this basis, the Group does not expectthe outcome of these claimsto have a material financial impact. UK: Phones 4Uin Administration v Vodafone Limited and VodafoneGroup Plc andOthers In December 2018, the administrators of former UK indirectseller, Phones 4U,sued the three main UK mobile network operators(‘MNOs’), including Vodafone, and their parent companiesin the EnglishHigh Court. The administrators allege collusion between the MNOsto pull their businessfrom Phones 4U, thereby causing its collapse. Vodafone and the other defendantsfiled their defencesin April 2019 and the Administrators filed their repliesin October 2019. Disclosure hastaken place and witnessstatementswere filed in December 2021. The judge has also ordered that there should be a splittrial between liability and damages. The firsttrial on liability took place fromMay to July 2022. We are waiting to receive the judgement. Taking into account all available evidence, the Group assessesitto be more likely than notthat a present obligation does not exist and thatthe allegations of collusion are completely withoutmerit; the Group is vigorously defending the claim. The value of the claim is not pleaded butwe understand itto be the total value ofthe business, allegedly equivalent to approximately £1 billion with the addition of alleged exemplary damages. Vodafone’s alleged share of the liability is also not pleaded. The Group is not able to estimate any possible lossin the event of an adverse judgment. 199 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes totheconsolidatedfinancial statements (continued) 200 VodafoneGroup Plc Annual Report 2023 2020 30.Relatedpartytransactions TheGrouphasanumberofrelatedpartiesincludingjoint arrangementsandassociates,pensionschemes andDirectorsand ExecutiveCommitteemembers(seenote12‘Investmentsinassociatesandjoint arrangements’,note25‘Post employment benefits’ andnote23‘Directorsandkeymanagement compensation’). Transactionswithjointarrangementsandassociates Related party transactionswith theGroup’sjoint arrangements and associates primarily comprise feesforthe use of products and servicesincluding network airtime and access charges,feesforthe provision of network infrastructure and cash pooling arrangements.No related party transactions have been entered into during the yearwhichmightreasonably affect any decisionsmade by the users ofthese consolidated financialstatements except as disclosed below. 2023 2022 2021 €m €m €m Sales of goods and services to associates 20 20 14 Purchase of goods and services from associates 8 10 5 Sales of goods and services to joint arrangements 220 221 203 Purchase of goods and services from joint arrangements 263 298 109 Interest income receivable from joint arrangements1 52 48 65 Interest expense payable to joint arrangements1 33 52 56 Trade balances owed: by associates 7 8 to associates 1 6 by joint arrangements 170 139 to joint arrangements 329 34 Other balances owed by associates – 80 Other balances owed by joint arrangements1 980 1,080 Other balances owed to joint arrangements2 5,628 1,561 Notes: 1 Amounts ariseprimarily throughVodafoneZiggoandOakHoldings 1GmbH. Interestis paid/receivedinlinewithmarketrates. 2 Amounts areprimarily inrelationto leasesoftowerspace fromOakHoldings1GmbH(2022: INWIT S.p.A.). On 22March 2023,theGroup completed the disposal ofitsinterestin Vantage TowersA.G.toOakHoldings1GmbH,the co-control partnership of Vodafone,GIP and KKR.Vodafone retained a non-controlling interest of 64.2%inOakHoldings 1GmbH,which owns 89.3% of Vantage TowersA.G.Oak Holdings 1GmbHis a joint venture oftheGroup. Dividendsreceived fromassociates and joint ventures are disclosed in the consolidated statement of cash flows. TransactionswithDirectors otherthancompensation During the three years ended31March 2023 and as of 21 June2023, noDirector nor any other executive officer,nor any associate of anyDirector or any other executive officer,wasindebted to theGroup.During the three years ended 31March 2023 and as of 21 June 2023,theGroup has not been a party to any othermaterialtransaction, or proposed transactions, inwhich anymember ofthe keymanagement personnel(includingDirectors, any other executive officer,seniormanager, any spouse orrelative of any ofthe foregoing or any relative ofsuch spouse) had orwasto have a direct orindirect material interest. 200 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes totheconsolidatedfinancial statements (continued) 200 VodafoneGroup Plc Annual Report 2023 2020 30.Relatedpartytransactions TheGrouphasanumberofrelatedpartiesincludingjoint arrangementsandassociates,pensionschemes andDirectorsand ExecutiveCommitteemembers(seenote12‘Investmentsinassociatesandjoint arrangements’,note25‘Post employment benefits’ andnote23‘Directorsandkeymanagement compensation’). Transactionswithjointarrangements andassociates Related party transactionswith theGroup’sjoint arrangements and associates primarily comprise feesforthe use of products and servicesincluding network airtime and access charges,feesforthe provision of network infrastructure and cash pooling arrangements.No related party transactions have been entered into during the yearwhichmightreasonably affect any decisionsmade by the users ofthese consolidated financialstatements except as disclosed below. 2023 2022 2021 €m €m €m Sales of goods and services to associates 20 20 14 Purchase of goods and services from associates 8 10 5 Sales of goods and services to joint arrangements 220 221 203 Purchase of goods and services from joint arrangements 263 298 109 Interest income receivable from joint arrangements1 52 48 65 Interest expense payable to joint arrangements1 33 52 56 Trade balances owed: by associates 7 8 to associates 1 6 by joint arrangements 170 139 to joint arrangements 329 34 Other balances owed by associates – 80 Other balances owed by joint arrangements1 980 1,080 Other balances owed to joint arrangements2 5,628 1,561 Notes: 1 Amounts ariseprimarily throughVodafoneZiggoandOakHoldings 1GmbH. Interestis paid/receivedinlinewithmarketrates. 2 Amounts areprimarily inrelationto leasesoftowerspace fromOakHoldings1GmbH(2022: INWIT S.p.A.). On 22March 2023,theGroup completed the disposal ofitsinterestin Vantage TowersA.G.toOakHoldings1GmbH,the co-control partnership of Vodafone,GIP and KKR.Vodafone retained a non-controlling interest of 64.2% inOakHoldings 1GmbH,which owns 89.3% of Vantage TowersA.G.Oak Holdings 1GmbHis a joint venture oftheGroup. Dividendsreceived fromassociates and joint ventures are disclosed in the consolidated statement of cash flows. TransactionswithDirectors otherthancompensation During the three years ended31March 2023 and as of 21 June2023, noDirector nor any other executive officer,nor any associate of anyDirector or any other executive officer,wasindebted to theGroup.During the three years ended 31March 2023 and as of 21 June 2023,theGroup has not been a party to any othermaterialtransaction, or proposed transactions, inwhich anymember ofthe keymanagement personnel(includingDirectors, any other executive officer,seniormanager, any spouse orrelative of any ofthe foregoing or any relative ofsuch spouse) had orwasto have a direct orindirect material interest. A full list of all of our subsidiaries, joint arrangements and associated undertakings is detailed below. A full list of subsidiaries, joint arrangements and associated undertakings (as defined in the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008) as at 31 March 2023 is detailed below. No subsidiaries are excluded from the Group consolidation. Unless otherwise stated the Company’s subsidiaries all have share capital consisting solely of ordinary shares and are indirectly held. The percentage held by Group companies reflect both the proportion of nominal capital and voting rights unless otherwise stated. Summarised financial information is provided in respect of the Group’s most significant joint arrangements and associates in note 12 ‘Investments in associates and joint arrangements’. Subsidiaries A subsidiary is an entity directly or indirectly controlled by the Company. Control is achieved where the Company has existing rights that give it the current ability to direct the activities that affect the Company’s returns and exposure or rights to variable returns from the entity. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Group. All intra-group transactions, balances, income and expenses are eliminated on consolidation. Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Group’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling shareholder’s share of changes in equity since the date of the combination. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance. Company name % of share class held by Group Companies Share Class Albania Autostrada Tirane-Durres, Rruga: “Pavaresia”, Nr 61, Kashar, Tirana,Albania Vodafone Albania Sh.A 99.94 Ordinary shares Rruga “Ibrahim Rugova”, Sky Tower, Kati i 5, Hyrja 2, Tiranë, 1000, Albania _VOIS Albania Shpk. 100.00 Ordinary shares Australia Mills Oakley, Level 7, 151 Clarence Street, Sydney NSW 2000, Australia Vodafone Enterprise Australia Pty Limited 100.00 Ordinary shares Austria c/o Stolitzka & Partner Rechtsanwälte OG, Kärntner Ring 12, 3. Stock, 1010, Wien, Austria Vodafone Enterprise Austria GmbH 100.00 Ordinary shares Bahrain RSM Bahrain, 3rd floor Falcon Tower, Diplomatic Area, Manama, PO BOX 11816, Bahrain Vodafone Enterprise Bahrain W.L.L. 100.00 Ordinary shares Belgium Malta House, rue Archimède 25, 1000 Bruxelles, Belgium Vodafone Belgium SA/NV 100.00 Ordinary shares Brazil Av José Rocha Bonfim, 214, Cond Praça Capital – Edifício Toronto, sls 228/229 13080-900 Jardim Santa Genebra – Campinas, São Paulo, Brazil Cobra do Brasil Serviços de Telemàtica ltda. (in process of dissolution) 70.00 Ordinary shares Av. Paulista, 37 – 4º andar, Sala 427, Bela Vista, CEP, 01311-902, São Paulo, Brazil Vodafone Empresa Brasil Telecomunicações Ltda 100.00 Ordinary shares Rua Boa Vista, No. 254, room 1304 (parte), Centro, São Paulo, 01014907, Brazil Vodafone Serviços Empresariais Brasil Ltda. 100.00 Ordinary shares Company name % of share class held by Group Companies Share Class Bulgaria 10 Tsar Osvoboditel Blvd., 3rd Floor, Spredets Region, Sofia, 1000, Bulgaria Vodafone Enterprise Bulgaria EOOD 100.00 Ordinary shares Canada c/o ARC Information Services Inc., 3-84 Castlebury Crescent, Toronto ON M2H 1W8, Canada Vodafone Canada Inc. 100.00 Common shares Cayman Islands One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands CGP Investments (Holdings) Limited 100.00 Ordinary shares China Building 21, 11, Kangdin5g St., BDA, Beijing, 100176 – China Vodafone Automotive Technologies (Beijing) Co, Ltd 100.00 Ordinary shares Level 9, Tower 2, China Central Place, Room 941, No.79 Jianguo Road, Chaoyang District, Beijing, 100025, China Vodafone Enterprise Communications Technical Service (Shanghai) Co., Ltd. Beijing Branch2 100.00 Branch Room 1603, 16th Floor, 1200 Pudong Avenue, Free Trade Zone, Shanghai, China Vodafone Enterprise Communications Technical Service (Shanghai) Co., Ltd. 100.00 Ordinary shares Congo, The Democratic Republic of the 292 Avenue de La Justice, Commune de la Gombe, Kinshasa, The Democratic Republic of the Congo Vodacom Congo (RDC) SA5 33.20 Ordinary shares Building Commimo II Ground Floor Right, 3157 Boulevard du 30 Juin, Commune de la Gombe, Kinshasa, DRC Congo, The Democratic Republic of the Congo Vodacash S.A5 33.20 Ordinary shares Company name % of share class held by Group Companies Share Class Cyprus Ali Rıza Efendi Caddesi No:33/A Ortaköy, Lefkoşa, Cyprus Vodafone Evde Operations Ltd 100.00 Ordinary shares Vodafone Mobile Operations Limited 100.00 Ordinary shares Czech Republic náměstí Junkových 2, Prague 5, 15500, Czech Republic Nadace Vodafone Česká Republika 100.00 Trustee Oskar Mobil s.r.o. 100.00 Ordinary shares Vodafone Czech Republic A.S. 100.00 Ordinary shares Vodafone Enterprise Europe (UK) Limited – Czech Branch2 100.00 Branch Praha 4, Závišova 502/5, 14000, Nusle, Czech Republic Vantage Towers 2 s.r.o 100.00 Ordinary shares Závišova Real Estate, s.r.o. 100.00 Ordinary shares Denmark Tuborg Boulevard 12, 2900, Hellerup, Denmark Vodafone Enterprise Denmark A/S 100.00 Ordinary shares Egypt 37 Kasr El Nil St, 4th. Floor, Cairo, Egypt Starnet5 35.81 Ordinary shares 54 El Batal Ahmed Abed El Aziz, Mohandseen, Giza, Egypt Sarmady Communications5 35.82 Ordinary shares Building no. 2109 “VHUB1”, Smart Village, Cairo Alexandria, Egypt Vodafone International Services LLC5 100.00 Ordinary shares Site No 15/3C, Central Axis, 6th October City, Egypt Vodafone Egypt Telecommunications S.A.E.5 35.82 Ordinary shares Smart Village C3 Vodafo5ne Building, Egypt Vodafone Data5 35.81 Ordinary shares Vodafone Building Zahraa EL Maadi, Building A, Service Area D, Maadi, Cairo, Egypt Vodafone For Trading5 35.78 Ordinary shares 31.Relatedundertakings 201 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Finland c/o Eversheds Asianajotoimisto Oy, Fabianinkatu 29 B, Helsinki, 00100, Finland Vodafone Enterprise Finland Oy 100.00 Ordinary shares France 1300 route de Cretes, Le WTC, Bat I1, 06560, Valbonne Soph, France Vodafone Automotive Telematics Development S.A.S 100.00 Ordinary shares EuroPlaza Tour, 20, Avenue Andre Prothin, La Défense Cedex – France (149153), 92400, Courbevoie, France Vodafone Automotive France S.A.S 100.00 Ordinary shares Vodafone Enterprise France SAS 100.00 New euro shares Rue Champollion, 22300, Lannion, France Apollo Submarine Cable System Ltd – French Branch2 100.00 Branch Germany Altes Forsthaus 2, 67661, Kaiserslautern, Germany TKS Telepost Kabel-Service Kaiserslautern GmbH3 94.01 Ordinary shares Betastraße 6-8, 85774 Unterföhring, Germany Kabel Deutschland Holding AG 94.01 Ordinary shares Vodafone Customer Care GmbH3 94.01 Ordinary shares Vodafone Deutschland GmbH 94.01 Ordinary shares Buschurweg 4, 76870 Kandel, Germany Vodafone Automotive Deutschland GmbH 100.00 Ordinary shares Ferdinand-Braun-Platz 1, 40549, Düsseldorf, Germany Vodafone Enterprise Germany GmbH 100.00 Ordinary shares Vodafone GmbH 100.00 Ordinary A shares, Ordinary B shares Vodafone Group Services GmbH 100.00 Ordinary shares Vodafone Institut für Gesellschaft und Kommunikation GmbH 100.00 Ordinary shares Vodafone Stiftung Deutschland Gemeinnützige GmbH 100.00 Ordinary shares Vodafone Vierte Verwaltungs AG 100.00 Ordinary shares Vodafone West GmbH 100.00 Ordinary shares Friedrich-Wilhelm-Strasse 2, 38100, Braunschweig, Germany KABELCOM Braunschweig Gesellschaft Für Breitbandkabel-Kommunikation Mit Beschränkter Haftung3 94.01 Ordinary shares Holzmarkt 1, 50676, Köln, North Rhine-Westphalia, Germany Grandcentrix GmbH 100.00 Ordinary shares Nobelstrasse 55, 18059, Rostock, Germany “Urbana Teleunion” Rostock GmbH & Co.KG3 65.80 Ordinary shares Seilerstrasse 18, 38440, Wolfsburg, Germany KABELCOM Wolfsburg Gesellschaft für Breitbandkabel-Kommunikation mit beschränkter Haftung3 94.01 Ordinary shares Greece 12,5 km National Road Athens – Lamia, Metamorfosi / Athens, 14452, Greece Vodafone Innovus S.A 99.87 Ordinary shares 1-3 Tzavella str, 152 31 Halandri, Athens, Greece Vodafone-Panafon Hellenic Teleco5mmunications Company S.A. 99.87 Ordinary shares Pireos 163 & Ehelidon, Athens, 11854, Greece 360 Connect S.A. 99.87 Ordinary shares Guernsey Martello Court, Admiral Park, St. Peter Port, GY1 3HB, Guernsey FB Holdings Limited 100.00 Ordinary shares Le Bunt Holdings Limited 100.00 Ordinary shares Silver Stream Investments Limited 100.00 Ordinary shares Roseneath, The Grange, St Peter Port, GY1 2QJ, Guernsey VBA Holdings Limited5 65.10 Ordinary shares, Non-voting irredeemable non-cumulative preference shares VBA International Limited5 65.10 Ordinary shares, Non-voting irredeemable non-cumulative preference shares Hong Kong Level 24, Dorset House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong Vodafone Enterprise Hong Kong Ltd 100.00 Ordinary shares Hungary 40-44 Hungaria Krt., Budapest, H-1087, Hungary VSSB Vodafone Szolgáltató Központ Budapest Zártkörűen Működő Részvénytársaság 100.00 Registered ordinary shares India 10th Floor, Tower A&B, Global Technology Park, (Maple Tree Building), Marathahalli Outer Ring Road, Devarabeesanahalli Village, Varthur Hobli, Bengaluru, Karnataka, 560103, India Cable & Wireless Networks India Private Limited 100.00 Equity shares Cable and Wireless (India) Limited – Branch2 100.00 Branch Cable and Wireless Global (India) Private Limited 100.00 Equity shares 201-206, Shiv Smriti Chambers, 49/A, Dr. Annie Besant Road, Mumbai, Maharashtra, Worli, 400018, India Omega Telecom Holdings Private Limited 100.00 Equity shares Vodafone India Services Private Limited 100.00 Equity shares Business@Mantri, Tower B, Wing no – B1 & B2, 3rd Floor, S. No. – 197, Near Hotel Four Points, Lohegaon, Pune, Maharashtra, 411014, India Vodafone Global Services Private Limited 100.00 Equity shares E-47, Bankra Super Market, Bankra, Howrah, West Bengal, 711403, India Usha Martin Telematics Limited 100.00 Equity shares Ireland 2nd Floor, Palmerston House, Fenian Street, DUBLIN 2, Ireland Vodafone International Financing Designated Activity Company 100.00 Ordinary shares 38/39 Fitzwilliam Square West, Dublin 2, D02 NX53, Ireland Vodafone Enterprise Global Limited 100.00 Ordinary shares Vodafone Global Network Limited 100.00 Ordinary shares Mountainview, Leopardstown, Dublin 18, Ireland VF Ireland Property Holdings Limited 100.00 Ordinary euro shares Vodafone Group Services Ireland Limited 100.00 Ordinary shares Vodafone Ireland Limited 100.00 Ordinary shares Vodafone Ireland Marketing Limited 100.00 Ordinary shares Vodafone Ireland Retail Limited 100.00 Ordinary shares Italy Piazzale Luigi Cadorna, 4, 20123, Milano, Italy Vodafone Global Enterprise (Italy) S.R.L. 100.00 Ordinary shares SS 33 del Sempione KM 35, 212, 21052 Busto Arsizio (VA), Italy Vodafone Automotive Italia S.p.A 100.00 Ordinary shares Via Astico 41, 21100 Varese, Italy Vodafone Automotive Electronic Systems S.r.L 100.00 Ordinary shares Vodafone Automotive SpA 100.00 Ordinary shares Vodafone Automotive Telematics Srl 100.00 Ordinary shares Via Jervis 13, 10015, Ivrea (TO), Italy VEI S.r.l. 100.00 Partnership interest shares Vodafone Italia S.p.A. 100.00 Ordinary shares Via Lorenteggio 240, 20147, Milan, Italy Vodafone Enterprise Italy S.r.L 100.00 Euro shares Vodafone Gestioni S.p.A. 100.00 Ordinary shares Vodafone Servizi E Tecnologie S.R.L. 100.00 Equity shares IVia per Carpi 26/B, 42015, Correggio (RE), Italy VND S.p.A. 100.00 Ordinary shares Japan KAKiYa building, 9F, 2-7-17 Shin-Yokohama, Kohoku-ku, Yokoha-City, Kanagawa, 222-0033, Japan Vodafone Automotive Japan KK 100.00 Ordinary shares Marunouchi Trust Tower North 15F, 8-1, Marunouchi 1-chome, level 15, Chiyoda-ku, Tokyo, Japan Vodafone Enterprise U.K. – Japanese Branch2 100.00 Branch Vodafone Global Enterprise (Japan) K.K. 100.00 Ordinary shares Notes totheconsolidatedfinancial statements (continued) 31.Relatedundertakings(continued) 202 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Jersey 44 Esplanade, St Helier, JE4 9WG, Jersey Vodafone International 2 Limited 100.00 Ordinary shares Kenya 6th Floor, ABC Towers, ABC Place, Waiyaki Way, Nairobi, 00100, Kenya M-PESA Holding Co. Limited 100.00 Equity shares Vodafone Kenya Limited5 69.46 Ordinary voting shares The Riverfront, 4th floor, Prof. David Wasawo Drive, Off Riverside Drive, Nairobi, Kenya Vodacom Business (Kenya) Limited5 52.08 Ordinary shares Korea, Republic of ASEM Tower level 37, 517 Yeongdong-daero, Gangnam-gu, Seoul, 135-798, Korea, Republic of Vodafone Enterprise Korea Limited 100.00 Ordinary shares Lesotho 585 Mabile Road, Vodacom Park, Maseru, Lesotho, Lesotho Vodacom Lesotho (Pty) Limited5 52.08 Ordinary shares VCL Financial Services (Pty) Ltd5 52.08 Ordinary shares Luxembourg 15 rue Edward Steichen, Luxembourg, 2540, Luxembourg Tomorrow Street GP S.à r.l. 100.00 Ordinary shares Vodafone Enterprise Global Businesses S.à r.l. 100.00 Ordinary shares Vodafone Enterprise Luxembourg S.A. 100.00 Ordinary euro shares Vodafone International 1 S.à r.l. 100.00 Ordinary shares Vodafone International M S.à r.l. 100.00 Ordinary shares Vodafone Investments Luxembourg S.à r.l. 100.00 Ordinary shares Vodafone Luxembourg S.à r.l. 100.00 Ordinary shares Vodafone Procurement Company S.à r.l. 100.00 Ordinary shares Vodafone Roaming Services S.à r.l. 100.00 Ordinary shares Vodafone Services Company S.à r.l. 100.00 Ordinary shares Malaysia Suite 13.03, 13th Floor, Menara Tan & Tan, 207 Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia Vodafone Global Enterprise (Malaysia) Sdn Bhd 100.00 Ordinary shares Malta Portomaso Business Tower, Level 15B, St Julians, STJ 4011, Malta Vodafone Holdings Limited 100.00 ‘A’ Ordinary shares, ‘B’ Ordinary shares Vodafone Insurance Limited 100.00 ‘A’ Ordinary shares, ‘B’ Ordinary shares Mauritius 10th Floor, Standard Chartered Towers, 19 Cybercity, Ebene, Mauritius, Mauritius Mobile Wallet VM15 65.10 Ordinary shares Mobile Wallet VM25 65.10 Ordinary shares VBA (Mauritius) Limited5 65.10 Ordinary shares, Redeemable preference shares Vodacom International Limited5 65.10 Ordinary shares, Non-Cumulative preference shares Fifth Floor, Ebene Esplanade, 24 Bank Street, Cybercity, Ebene, Mauritius Al-Amin Investments Limited 100.00 Ordinary shares Array Holdings Limited 100.00 Ordinary shares Asian Telecommunication Investments (Mauritius) Limited 100.00 Ordinary shares CCII (Mauritius), Inc. 100.00 Ordinary shares CGP India Investments Ltd. 100.00 Ordinary shares Euro Pacific Securities Ltd. 100.00 Ordinary shares Mobilvest 100.00 Ordinary shares Prime Metals Ltd. 100.00 Ordinary shares Trans Crystal Ltd. 100.00 Ordinary shares Vodafone Mauritius Ltd. 100.00 Ordinary shares Vodafone Telecommunications (India) Limited 100.00 Ordinary shares Vodafone Tele-Services (India) Holdings Limited 100.00 Ordinary shares Mexico Avenida Insurgentes Sur No. 1647, Piso 12, despacho 1202, Colonia San José Insurgentes, Alcaldía Benito Juárez, C.P. 03900, Ciudad de México, Mexico Vodafone Empresa México S.de R.L. de C.V. 100.00 Corporate certificate series A shares, Corporate certificate series B shares Mozambique Rua dos Desportistas, Numero 649, Cidade de Maputo, Mozambique Vodacom Moçambique, SA5 55.33 Ordinary shares Vodafone M-Pesa, S.A5 55.33 Ordinary shares Netherlands Rivium Quadrant 173, 15th Floor, 2909 LC, Capelle aan den IJssel, Netherlands Vodafone Enterprise Netherlands B.V. 100.00 Ordinary shares Vodafone Europe B.V. 100.00 Ordinary shares Vodafone International Holdings B.V. 100.00 Ordinary shares Vodafone Panafon International Holdings B.V. 99.87 Ordinary shares Zuid-hollanden 7, Rode Olifant, Spaces, 2596AL, den Haag, Netherlands IoT. nxt USA BV5 42.31 Ordinary shares IOT.NXT B.V.5 42.31 Ordinary shares IoT.nxt Europe BV5 42.31 Ordinary shares New Zealand 74 Taharoto Road, Takapuna, Auckland, 0622, New Zealand Vodafone Enterprise Hong Kong Limited – New Zealand Branch2 100.00 Branch Norway c/o EconPartner AS, Dronning Mauds gate 15, Oslo, 0250, Norway Vodafone Enterprise Norway AS 100.00 Ordinary shares Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom Vodafone Limited – Norway Branch2 100.00 Branch Oman Knowledge Oasis Muscat, Al-seeb, Muscat, Governorate P.O Box 104 135, Oman Vodafone Services LLC 100.00 Shares Poland ul. Towarowa 28, 00-839, Warsaw, Poland Vodafone Business Poland sp. z o.o. 100.00 Ordinary shares Portugal Av. D. João II, nº 36 – 8º Piso, 1998 – 017, Parque das Nações, Lisboa, Portugal Oni Way – Infocomunicacoes, S.A 100.00 Ordinary shares Vodafone Enterprise Spain, S.L.U. – Portugal Branch2 100.00 Branch Vodafone Portugal – Comunicacoes Pessoais, S.A. 100.00 Ordinary shares Vodafone Solutions, Unipessoal LDA 100.00 Ordinary shares Notes totheconsolidatedfinancial statements (continued) 31.Relatedundertakings(continued) 203 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Romania 1 A Constantin Ghercu Street, 10th Floor, 6th District, Bucharest, Romania UPC Services S.R.L. (in liquidation) 100.00 Ordinary shares 18 Diligenței Steet, 1st floor, Building C1, Ploiesti, Prahova County, Romania Evotracking SRL 100.00 Ordinary shares 201 Barbu Vacarescu Street, 5th floor, 2nd District, Bucharest, Romania Vodafone External Services SRL 100.00 Ordinary shares Vodafone Foundation 100.00 Sole member 201 Barbu Vacarescu, 4th floor, 2nd District, Bucharest, Romania Vodafone Romania S.A 100.00 Ordinary shares 62 D Nordului Street, District 1, Bucharest, Romania UPC Foundation 100.00 Sole member Oltenitei Street no. 2, City Offices Building, 3rd Floor, Bucharest 4th District, Romania Vodafone România Technologies SRL 100.00 Ordinary shares Sectorul 2, Strada Barbu Văcărescu, Nr. 201, Etaj 1, Bucharest, Romania Vodafone România M – Payments SRL 100.00 Ordinary shares Russian Federation Build. 2, 14/10, Chayanova str., 125047, Moscow, Russian Federation Cable & Wireless CIS Svyaz LLC 100.00 Charter capital shares Serbia Vladimira Popovića 38-40, New Belgrade, 11070, Serbia Vodafone Enterprise Equipment Limited Ogranak u Beogradu – Serbia Branch2 100.00 Branch Singapore Asia Square Tower 2, 12 Marina View, #17-01, 018961, Singapore Vodafone Enterprise Singapore Pte.Ltd 100.00 Ordinary shares Slovakia Karadžičova 2, mestská časť Staré mesto, Bratislava, 811 09, Slovakia Vodafone Global Network Limited – Slovakia Branch2 100.00 Branch Prievozská 6, Bratislava, 821 09, Slovakia Vodafone Czech Republic A.S. – Slovakia Branch2 100.00 Branch South Africa 9 Kinross Street, Germiston South, 1401, South Africa Vodafone Holdings (SA) Proprietary Limited 100.00 Ordinary shares Vodafone Investments (SA) Proprietary Limited 100.00 Ordinary A shares, “B” Ordinary no par value shares Bylsbridge Office Park, Building 14m Block C, 1st Floor, Alexandra Road, Centurion, Highveld Ext 73, 0046, South Africa IoT.nxt (Pty) Limited5 42.31 Ordinary shares IoT.nxt Development (Pty) Limited5 42.31 Ordinary shares 10T Holdings Proprietary Limited5 42.31 Ordinary shares Vodacom Corporate Park, 082 Vodacom Boulevard, Midrand, 1685, South Africa Jupicol (Proprietary) Limited5 45.57 Ordinary shares Storage Technology Services (Pty) Limited5 33.20 Ordinary shares Infinity Services Partner Company5 65.10 Ordinary shares Mezzanine Ware (RF) Proprietary Limited5 58.59 Ordinary shares Motifprops 1 (Proprietary) Limited5 65.10 Ordinary shares Vodacom (Pty) Limited5 65.10 Ordinary shares, Ordinary A shares Vodacom Business Africa Group (Pty) Limited5 65.10 Ordinary shares Vodacom Business Africa SA (Pty) Limited5 65.10 Ordinary shares Vodacom Financial Services (Proprietary) Limited5 65.10 Ordinary shares Vodacom Group Limited 65.10 Ordinary shares Vodacom Insurance Administration Company (Proprietary) Limited5 65.10 Ordinary shares Vodacom Insurance Company (RF) Limited5 65.10 Ordinary shares Vodacom International Holdings (Pty) Limited5 65.10 Ordinary shares Vodacom Life Assurance Company (RF) Limited5 65.10 Ordinary shares Vodacom Payment Services (Proprietary) Limited5 65.10 Ordinary shares Vodacom Properties No 1 (Proprietary) Limited5 65.10 Ordinary shares Vodacom Properties No.2 (Pty) Limited5 65.10 Ordinary shares Vodacom Tower Company Proprietary Limited5 65.10 Ordinary shares Wheatfields Investments 276 (Proprietary) Limited5 65.10 Ordinary shares XLink Communications (Proprietary) Limited5 65.10 Ordinary A shares Spain Antracita, 7 – 28045, Madrid, Spain Vodafone Automotive Iberia S.L. 100.00 Ordinary shares Avenida de América 115, 28042, Madrid, Spain Vodafone Energía, S.L. 100.00 Ordinary shares Vodafone Enterprise Spain SLU 100.00 Ordinary euro shares Vodafone España, S.A.U. 100.00 Ordinary shares Vodafone Holdings Europe, S.L.U. 100.00 Ordinary shares Vodafone ONO, S.A.U. 100.00 Ordinary shares Vodafone Servicios, S.L.U. 100.00 Ordinary shares Torre Norte Adif, Explanada de la Estación no 7, 29002, Málaga, Spain Vodafone Intelligent Solutions España, S.L.U. 100.00 Ordinary shares Sweden c/o Hellström advokatbyrå, Box 7305, 103 90, Stockholm, Sweden Vodafone Enterprise Sweden AB 100.00 Ordinary shares, Shareholder’s contribution shares Switzerland Schiffbaustrasse 2, 8005, Zurich, Switzerland Vodafone Enterprise Switzerland AG 100.00 Ordinary shares Taiwan 22F., No.100, Songren Road., Xinyi District, Taipei City, 11070, Taiwan Vodafone Global Enterprise Taiwan Limited 100.00 Ordinary shares Tanzania, United Republic of 15 Floor, Vodacom Tower, Ursino Estate, Plot No. 23, Bagamoyo Road, Dar es Salaam, Tanzania, United Republic of M-Pesa Limited5 48.82 Ordinary A shares, Ordinary B shares Shared Networks Tanzania Limited5 48.82 Ordinary shares Vodacom Tanzania Public Limited Company5 48.82 Ordinary shares 3rd Floor, Maktaba (Library), ComplexBibi, Titi Mohaned Road, Dar es Salaam, Tanzania, United Republic of Gateway Communications Tanzania Limited5 64.45 Ordinary shares Notes totheconsolidatedfinancial statements (continued) 31.Relatedundertakings(continued) 204 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Thailand 725 Metropolis Building, 20th floor, Unit 100, Sukhumvit Road, Klongton Nua Sub-district, Watthana District, Bangkok, 10110, Thailand Vodafone Business Siam Co., Ltd. 100.00 Ordinary shares Turkey Büyükdere Caddesi, No:251, Maslak, Şişli / İstanbul, 34398, Turkey Vodafone Bilgi Ve Iletisim Hizmetleri AS 100.00 Registered shares Vodafone Dagitim, Servis ve Icerik Hizmetleri A.S. 100.00 Ordinary shares Vodafone Dijital Yayincilik Hizmetleri A.S. 100.00 Ordinary shares Vodafone Holding A.S. 100.00 Registered shares Vodafone Kule ve Altyapi Hizmetleri A.S. 100.00 Ordinary shares Vodafone Mall Ve Elektronik Hizmetler Ticaret AS 100.00 Ordinary shares Vodafone Medya Icerik Hizmetleri A.S. 100.00 Ordinary shares Vodafone Net İletişim Hizmetleri A.S. 100.00 Ordinary shares Vodafone Telekomunikasyon A.S 100.00 Registered shares İTÜ Ayazağa Kampüsü, Koru Yolu, Arı Teknokent Arı 3 Binası, Maslak, İstanbul, 586553, Turkey Vodafone Teknoloji Hizmetleri A.S. 100.00 Registered shares Maslak Mah. AOS 55 Sk. 42 Maslak Sit. B Blok Apt. No: 4/663, Sarıyer Istanbul, Turkey Vodafone Sigorta Aracilik Hizmetleri A.S. 100.00 Ordinary shares Vodafone Elektronik Para Ve Ödeme Hizmetleri A.S. 100.00 Registered shares Vodafone Finansman A.S. 100.00 Ordinary shares Maslak Mah. Büyükdere Cad. Büyükdere No: 251, Sarıyer, Istanbul, 34453, Turkey VOIS Turkey Akilli Çözümler Limited Şirket 100.00 Ordinary shares Ukraine Bohdana Khmelnytskogo Str. 19-21, Kyiv, Ukraine LLC Vodafone Enterprise Ukraine 100.00 Ordinary shares United Arab Emirates 16-SD 129, Ground Floor, Building 16-Co Work, Dubai Internet City, United Arab Emirates Vodacom Fintech Services FZ-LLC5 65.10 Ordinary shares Office 101, 1st Floor, DIC Building 1, Dubai Internet City, Dubai, United Arab Emirates Vodafone Enterprise Europe (UK) Limited – Dubai Branch2 100.00 Branch United Kingdom 11 Staple Inn Building, London, WC1V 7QH, United Kingdom Vodacom Business Africa Group Services Limited5 65.10 Ordinary shares, Preference shares Vodacom Investments Company Proprietary Limited5 65.10 Ordinary shares Vodacom UK Limited5 65.10 Ordinary shares, Ordinary B shares, Non-redeemable ordinary A shares, Non-redeemable preference shares 1-2 Berkeley Square, 99 Berkeley Street, Glasgow, G3 7HR, Scotland Thus Group Holdings Limited 100.00 Ordinary shares Thus Group Limited 100.00 Ordinary shares Thus Profit Sharing Trustees Limited 100.00 Ordinary shares 3 More London, Riverside, London, SE1 2AQ, United Kingdom IoT Nxt UK Limited 42.31 Ordinary shares 784 Upper Newtownards Road, Belfast, BT16 1UD, United Kingdom Vodafone (NI) Limited 100.00 Ordinary shares Edinburgh House, 4 North St. Andrew Street, Edinburgh, EH2 1HJ, United Kingdom Pinnacle Cellular Group Limited 100.00 Ordinary shares Pinnacle Cellular Limited 100.00 Ordinary shares Vodafone (Scotland) Limited 100.00 Ordinary shares One Kingdom Street, London, W2 6BY, United Kingdom DABCo Limited 100.00 Ordinary shares Quarry Corner, Dundonald, Belfast, BT16 1UD, Northern Ireland Energis (Ireland) Limited 100.00 A Ordinary shares, B Ordinary shares, C Ordinary shares, D Ordinary shares Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom Apollo Submarine Cable System Limited 100.00 Ordinary shares Bluefish Communications Limited 100.00 Ordinary A shares, Ordinary B shares, Ordinary C shares, Ordinary D shares Cable & Wireless Aspac Holdings Limited 100.00 Ordinary shares Cable & Wireless CIS Services Limited 100.00 Ordinary shares Cable & Wireless Communications Data Network Services Limited 100.00 ‘A’ Ordinary shares, ‘B’ Ordinary shares Cable & Wireless Europe Holdings Limited 100.00 Ordinary shares Cable & Wireless Global Telecommunication Services Limited 100.00 Ordinary shares Cable & Wireless UK Holdings Limited 100.00 Ordinary shares Cable & Wireless Worldwide Limited 100.00 Ordinary shares Cable & Wireless Worldwide Voice Messaging Limited 100.00 Ordinary shares Cable and Wireless (India) Limited 100.00 Ordinary shares Cable and Wireless Nominee Limited 100.00 Ordinary shares Central Communications Group Limited 100.00 Ordinary Shares, Ordinary A shares Energis Communications Limited 100.00 Ordinary shares Energis Squared Limited 100.00 Ordinary shares London Hydraulic Power Company (The) 100.00 Ordinary shares, 5% Non-Cumulative preference shares MetroHoldings Limited 100.00 Ordinary shares Navtrak Ltd 100.00 Ordinary shares Project Telecom Holdings Limited 100.00 Ordinary shares Rian Mobile Limited 100.00 Ordinary shares Talkmobile Limited 100.00 Ordinary shares The Eastern Leasing Company Limited 100.00 Ordinary shares Thus Limited 100.00 Ordinary shares Vizzavi Limited 100.00 Ordinary shares Voda Limited 100.00 Ordinary shares Vodafone (New Zealand) Hedging Limited 100.00 Ordinary shares Vodafone 2. 100.00 Ordinary shares Vodafone 4 UK 100.00 Ordinary shares Vodafone 5 Limited 100.00 Ordinary shares Vodafone 5 UK 100.00 Ordinary shares Vodafone 6 UK 100.00 Ordinary shares Vodafone Americas 4 100.00 Ordinary shares Vodafone Automotive UK Limited 100.00 Ordinary shares Vodafone Benelux Limited 100.00 Ordinary shares Vodafone Cellular Limited1 100.00 Ordinary shares Vodafone Consolidated Holdings Limited 100.00 Ordinary shares Vodafone Corporate Limited 100.00 Ordinary shares Vodafone Corporate Secretaries Limited 100.00 Ordinary shares Vodafone DC Pension Trustee Company Limited 100.00 Ordinary shares Notes totheconsolidatedfinancial statements (continued) 31.Relatedundertakings(continued) 205 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Vodafone Distribution Holdings Limited 100.00 Ordinary shares Vodafone Enterprise Corporate Secretaries Limited 100.00 Ordinary shares Vodafone Enterprise Equipment Limited 100.00 Ordinary shares Vodafone Enterprise Europe (UK) Limited 100.00 Ordinary shares Vodafone Enterprise U.K. 100.00 Ordinary shares Vodafone Euro Hedging Limited 100.00 Ordinary shares Vodafone Euro Hedging Two Limited 100.00 Ordinary shares Vodafone Europe UK 100.00 Ordinary shares Vodafone European Investments1 100.00 Ordinary shares Vodafone European Portal Limited1 100.00 Ordinary shares Vodafone Finance Limited1 100.00 Ordinary shares Vodafone Finance Luxembourg Limited 100.00 Ordinary shares Vodafone Finance Management 100.00 Ordinary shares Vodafone Finance UK Limited 100.00 Ordinary shares Vodafone Financial Operations 100.00 Ordinary shares Vodafone Global Content Services Limited 100.00 Ordinary shares, 5% Fixed rate non-voting preference shares Vodafone Global Enterprise Limited 100.00 Ordinary shares, Deferred shares, B deferred shares Vodafone Group (Directors) Trustee Limited1 100.00 Ordinary shares Vodafone Group Pension Trustee Limited1 100.00 Ordinary shares Vodafone Group Services Limited 100.00 Ordinary shares, deferred shares Vodafone Group Services No.2 Limited1 100.00 Ordinary shares Vodafone Group Share Trustee Limited1 100.00 Ordinary shares Vodafone Holdings Luxembourg Limited 100.00 Ordinary shares Vodafone Intermediate Enterprises Limited 100.00 Ordinary shares Vodafone International 2 Limited – UK Branch2 100.00 Branch Vodafone International Holdings Limited 100.00 Ordinary shares Vodafone International Operations Limited 100.00 Ordinary shares Vodafone Investment UK 100.00 Ordinary shares Vodafone Investments Australia Limited 100.00 Ordinary shares Vodafone Investments Limited1 100.00 Ordinary shares, Zero coupon redeemable preference shares Vodafone IP Licensing Limited1 100.00 Ordinary shares Vodafone Limited 100.00 Ordinary shares Vodafone Marketing UK 100.00 Ordinary shares Vodafone Mobile Communications Limited 100.00 Ordinary shares Vodafone Mobile Enterprises Limited 100.00 Ordinary shares Vodafone Mobile Network Limited 100.00 Ordinary shares Vodafone Nominees Limited1 100.00 Ordinary shares Vodafone Oceania Limited 100.00 Ordinary shares Vodafone Overseas Finance Limited 100.00 Ordinary shares Vodafone Overseas Holdings Limited 100.00 Ordinary shares Vodafone Panafon UK 99.87 Ordinary shares Vodafone Partner Services Limited 100.00 Ordinary shares, Redeemable preference shares Vodafone Retail (Holdings) Limited 100.00 Ordinary shares Vodafone Sales & Services Limited 100.00 Ordinary shares Vodafone UK Foundation 100.00 Sole member Vodafone UK Limited1 100.00 Ordinary shares Vodafone Ventures Limited1 100.00 Ordinary shares Vodafone Worldwide Holdings Limited 100.00 Ordinary shares, Cumulative preference shares Vodafone Yen Finance Limited 100.00 Ordinary shares Vodafone-Central Limited 100.00 Ordinary shares Vodaphone Limited 100.00 Ordinary shares Vodata Limited 100.00 Ordinary shares Your Communications Group Limited 100.00 B Ordinary shares, Redeemable preference shares United States 1209 Orange Street, Wilmington DE 19801, United States IoT nxt USA Inc5 42.31 Common stock 1450 Broadway, Fl 11, Suite 104, New York NY 10018, United States Cable & Wireless Americas Systems, Inc. 100.00 Common stock shares Vodafone Americas Virginia Inc. 100.00 Common stock shares Vodafone US Inc. 100.00 Common stock shares, Ordinary shares 1615 Platte Street, Suite 02-115, Denver CO 80202, United States Vodafone Americas Foundation 100.00 Trustee Notes totheconsolidatedfinancial statements (continued) 31.Relatedundertakings(continued) 206 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Associated undertakings and joint arrangements Australia Level 1, 177 Pacific Highway, North Sydney NSW 2060, Australia 3.6 GHz Spectrum Pty Ltd 25.05 Ordinary shares AAPT Limited 25.05 Ordinary shares ACN 088 889 230 Pty Ltd 25.05 Ordinary shares ACN 139 798 404 Pty Ltd 25.05 Ordinary shares Adam Internet Holdings Pty Ltd 25.05 Ordinary shares Adam Internet Pty Ltd 25.05 A shares, B shares, Ordinary shares Agile Pty Ltd 25.05 Ordinary shares AlchemyIT Pty Ltd 25.05 Ordinary shares Chariot Pty Ltd 25.05 Ordinary shares Chime Communications Pty Ltd 25.05 Ordinary shares Connect West Pty Ltd 25.05 Ordinary shares Destra Communications Pty Ltd 25.05 Ordinary shares Digiplus Contracts Pty Ltd 25.05 Ordinary shares Digiplus Holdings Pty Ltd 25.05 Ordinary shares Digiplus Investments Pty Ltd 25.05 Ordinary shares Digiplus Pty Ltd 25.05 Ordinary shares H3GA Properties (No.3) Pty Limited 25.05 Ordinary shares iiNet Labs Pty Ltd 25.05 Ordinary shares iiNet Limited 25.05 Ordinary shares Internode Pty Ltd 25.05 Ordinary shares, Class B shares IntraPower Pty Limited 25.05 Ordinary shares Intrapower Terrestrial Pty Ltd 25.05 Ordinary shares IP Group Pty Ltd 25.05 Ordinary shares IP Services Xchange Pty Ltd 25.05 A shares, B shares Kooee Communications Pty Ltd 25.05 Ordinary shares Kooee Mobile Pty Ltd 25.05 Ordinary shares Mercury Connect Pty Ltd 25.05 Ordinary shares, E class shares Mobile JV Pty Limited 25.05 Ordinary shares Mobileworld Communications Pty Limited 25.05 Ordinary shares Mobileworld Operating Pty Ltd 25.05 Ordinary shares Netspace Online Systems Pty Ltd 25.05 Ordinary shares Numillar IPS Pty Ltd 25.05 Ordinary shares PIPE International (Australia) Pty Ltd 25.05 Ordinary shares PIPE Networks Pty Limited 25.05 Ordinary shares PIPE Transmission Pty Limited 25.05 Ordinary shares PowerTel Limited 25.05 Ordinary shares Request Broadband Pty Ltd 25.05 Ordinary shares Soul Communications Pty Ltd 25.05 Ordinary shares Soul Contracts Pty Ltd 25.05 Ordinary shares Soul Pattinson Telecommunications Pty Ltd 25.05 Ordinary shares SPT Telecommunications Pty Ltd 25.05 Ordinary shares SPTCom Pty Ltd 25.05 Ordinary shares Telecom Enterprises Australia Pty Limited 25.05 Ordinary shares Telecom New Zealand Australia Pty Ltd 25.05 Ordinary shares, Redeemable preference shares TPG Corporation Limited 25.05 Ordinary shares TPG Energy Pty Ltd 25.05 Ordinary shares TPG Finance Pty Limited 25.05 Ordinary shares TPG Holdings Pty Ltd 25.05 Ordinary shares TPG Internet Pty Ltd 25.05 Ordinary shares TPG JV Company Pty Ltd 25.05 Ordinary shares TPG Network Pty Ltd 25.05 Ordinary shares TPG Telecom Limited 25.05 Ordinary shares TransACT Capital Communications Pty Ltd 25.05 Ordinary shares TransACT Communications Pty Ltd 25.05 Ordinary shares TransACT Victoria Communications Pty Ltd 25.05 Ordinary shares TransACT Victoria Holdings Pty Ltd 25.05 Ordinary shares Trusted Cloud Pty Ltd 25.05 Ordinary shares Trusted Cloud Solutions Pty Ltd 25.05 Ordinary shares Value Added Network Pty Ltd 25.05 Ordinary shares Vision Network Pty Limited 25.05 Ordinary shares Vodafone Australia Pty Limited 25.05 Ordinary shares, Class B shares, Redeemable preference shares Vodafone Foundation Australia Pty Limited 25.05 Ordinary shares Vodafone Hutchison Receivables Pty Limited 25.05 Ordinary shares Vodafone Hutchison Spectrum Pty Limited 25.05 Ordinary shares Vodafone Network Pty Limited 25.05 Ordinary shares Vodafone Pty Limited 25.05 Ordinary shares VtalkVoip Pty Ltd 25.05 Ordinary shares Westnet Pty Ltd 25.05 Ordinary shares Belgium Space Court of Justice, Rue aux Laines 70, 1000 Brussels, Belgium Utiq S.A 25.00 Ordinary shares Bermuda Clarendon House, 2 Church St, Hamilton, HM11, Bermuda PPC 1 Limited 25.05 Ordinary shares Czech Republic Praha 4, Závišova 502/5, 14000, Nusle, Czech Republic Vantage Towers s.r.o.4 57.30 Ordinary shares U Rajské zahrady 1912/3, Praha 3, 130 00, Czech Republic COOP Mobil s.r.o. 33.33 Ordinary shares Egypt 23 Kasr El Nil St, Cairo, 11211, Egypt Wataneya Telecommunications S.A.E 50.00 Ordinary shares Ethiopia Addis Ababa, Kirkos Sub City, Woreda 01, Addis Ababa, Ethiopia Safaricom Telecommunications Ethiopia Private Limited Company5 19.48 Ordinary shares Germany 38 Berliner Allee, 40212, Düsseldorf, Germany MNP Deutschland Gesellschaft bürgerlichen Rechts 33.33 Partnership share Ferdinand-Braun-Platz 1, 40549, Düsseldorf, Germany Oak Holdings 1 GmbH 64.20 Ordinary shares Oak Holdings 2 GmbH 64.20 Ordinary shares Oak Holdings GmbH 64.20 Ordinary shares OXG Glasfaser Beteiligungs-GmbH 50.00 Ordinary shares OXG Glasfaser GmbH 50.00 Ordinary shares Nobelstrasse 55, 18059, Rostock, Germany Verwaltung “Urbana Teleunion” Rostock GmbH3 47.00 Ordinary shares Prinzenallee 11-13, 40549, Düsseldorf, Germany Vantage Towers AG 57.30 Ordinary shares Vantage Towers Erste Verwaltungsgesellschaft mbH4 57.30 Ordinary shares Vantage Towers Zweite Verwaltungsgesellschaft mbH4 57.30 Ordinary shares Greece 2 Adrianeiou str, Athens, 11525, Greece Vantage Towers Single Member Societe Anonyme4 57.30 Ordinary shares 43-45 Valtetsiou Str., Athens, Greece Safenet N.P,A. 24.97 Ordinary shares 56 Kifisias Avenue & Delfwn, Marousi, 151 25, Greece Tilegnous IKE 33.29 Ordinary shares Marathonos Ave 18 km & Pylou, Pallini, Attica, Pallini, Attica, 15351, Greece Victus Networks S.A. 49.94 Ordinary shares Hungary Boldizsár utca 2, Budapest, 1112, Hungary Vantage Towers Zártkörűen Működő Részvénytársaság4 57.30 Ordinary shares India 10th Floor, Birla Centurion, Century Mills Compound, Pandurang Budhkar Marg, Worli, Mumbai, Maharashtra, 400030, India Vodafone Foundation6 31.81 Ordinary shares Vodafone Idea Shared Services Limited6 32.29 Ordinary shares Vodafone Idea Technology Solutions Limited6 32.29 Ordinary shares Vodafone m-pesa Limited6 32.29 Ordinary shares You Broadband India Limited6 32.29 Equity shares A-19, Mohan Co-operative Industrial Estate, Mathura Road, New Delhi, Delhi, 110044, India FireFly Networks Limited6 24.16 Ordinary shares Building No.10, Tower-A, 4th Floor, DLF Cyber City, Gurugram, Haryana, 122002, India Indus Towers Limited 21.05 Ordinary shares Suman Tower, Plot No. 18, Sector No. 11, Gandhinagar, 382011, Gujarat, India Vodafone Idea Limited 32.29 Equity shares Vodafone Idea Manpower Services Limited6 31.91 Ordinary shares Vodafone House, Corporate Road, Prahladnagar, Off S. G. Highway, Ahmedabad, Gujarat, 380051, India Vodafone Idea Business Services Limited6 32.29 Ordinary shares Vodafone Idea Communication Systems Limited6 32.29 Ordinary shares Vodafone Idea Telecom Infrastructure Limited6 32.29 Ordinary shares Notes totheconsolidatedfinancial statements (continued) 31.Relatedundertakings(continued) 207 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes totheconsolidatedfinancial statements (continued) 31.Relatedundertakings(continued) Ireland Mountainview, Leopardstown, Dublin 18, Ireland Vantage Towers Limited4 57.30 Ordinary shares The Herbert Building, The Park, Carrickmines, Dublin, Ireland Siro DAC 50.00 Ordinary shares Siro JV Holdco Limited 50.00 Ordinary B shares Italy Via Gaetana Negri 1, 20123, Milano, Italy Infrastrutture Wireless Italiana S.p.A. 19.01 Ordinary shares Kenya LR No. 13263 Safaricom House, PO Box 66827, 00800, Nairobi, Kenya Safaricom PLC 27.74 Ordinary shares Safaricom House, Waiyaki Way Westlands, Nairobi, Kenya M-PESA Africa Limited5 46.42 Ordinary shares Luxembourg 15 rue Edward Steichen, Luxembourg, 2540, Luxembourg Tomorrow Street SCA 50.00 Ordinary B shares, Ordinary C shares Netherlands Avenue Ceramique 300, 6221 Kx, Maastricht, Netherlands Vodafone Libertel B.V. 50.00 Ordinary shares Boven Vredenburgpassage 128, 3511 WR, Utrecht, Netherlands Amsterdamse Beheer- en Consultingmaatschappij B.V. 50.00 Ordinary shares Esprit Telecom B.V. 50.00 Ordinary shares FinCo Partner 1 B.V. 50.00 Ordinary shares LGE HoldCo V B.V. 50.00 Ordinary shares LGE HoldCo VI B.V. 50.00 Ordinary shares LGE Holdco VII B.V. 50.00 Ordinary shares LGE HoldCo VIII B.V. 50.00 Ordinary shares Vodafone Financial Services B.V. 50.00 Ordinary shares Vodafone Nederland Holding I B.V. 50.00 Ordinary shares Vodafone Nederland Holding II B.V. 50.00 Ordinary shares VodafoneZiggo Employment B.V. 50.00 Ordinary shares VodafoneZiggo Group B.V. 50.00 Ordinary shares VodafoneZiggo Group Holding B.V. 50.00 Ordinary shares VZ Financing I B.V. 50.00 Ordinary shares VZ Financing II B.V. 50.00 Ordinary shares VZ FinCo B.V. 50.00 Ordinary shares VZ PropCo B.V. 50.00 Ordinary shares VZ Secured Financing B.V. 50.00 Ordinary shares XB Facilities B.V. 50.00 Ordinary shares Ziggo B.V. 50.00 Ordinary shares Ziggo Deelnemingen B.V. 50.00 Ordinary shares Ziggo Finance 2 B.V. 50.00 Ordinary shares Ziggo Netwerk II B.V. 50.00 Ordinary shares Ziggo Real Estate B.V. 50.00 Ordinary shares Ziggo Services B.V. 50.00 Ordinary shares Ziggo Services Employment B.V. 50.00 Ordinary shares Ziggo Services Netwerk 2 B.V. 50.00 Ordinary shares Ziggo Zakelijk Services B.V. 50.00 Ordinary shares Zoranet Connectivity Services B.V. 50.00 Ordinary shares ZUM B.V. 50.00 Ordinary shares Media Parkboulevard 2, 1217 WE Hilversum, Netherlands Liberty Global Content Netherlands B.V. 50.00 Ordinary shares Rivium Quadrant 175, 2909 LC, Capelle aan den IJssel, Netherlands Central Tower Holding Company B.V.4 57.30 Ordinary shares Winschoterdiep 60, 9723 AB Groningen, Netherlands Zesko B.V. 50.00 Ordinary shares Ziggo Bond Company B.V. 50.00 Ordinary shares Ziggo Netwerk B.V. 50.00 Ordinary shares New Zealand Tompkins Wake, Level 11, 41 Shortland Street, Auckland, 1010, New Zealand iiNet (New Zealand) AKL Limited 25.05 Ordinary shares Philippines 22F Robinson Equitable Tower, ADB Ave, Corner Povega St, Ortigas Center, Pasig City, Philippines Orchid Cybertech Services Inc 25.05 Ordinary shares Portugal Edif. Arquiparque VII, R Dr António Loureiro Borges, 7, 3.º, 1495-131 ALGÉS, Algés, Oeiras, Portugal Vantage Towers, S.A.4 57.30 Ordinary shares Espaço Sete Rios, LEAP Rua de Campolide, 351, 0.05, 1070-034, Lisboa, Portugal Dual Grid – Gestão de Redes Partilhadas, S.A. 50.00 Ordinary shares Rua Pedro e Inês, Lote 2.08.01, 1990-075, Parque das Nações, Lisboa, Portugal Sport TV Portgugal, S.A. 25.00 Nominative shares Romania Calea Floreasca no. 169A, 3rd floor, District 1, Bucharest, România, Romania Vantage Towers S.R.L.4 57.30 Ordinary shares Floor 3, Module 2, Connected buildings III, Nr. 10A, Dimitrie Pompei Boulevard, Bucharest, Sector 2, Romania Netgrid Telecom SRL 50.00 Ordinary shares Russian Federation Building 3, 11, Promyshlennaya Street, Moscow, 115 516, Russian Federation Autoconnex Limited 35.00 Ordinary shares South Africa 76 Maude Street, Sandton, Johannesberg, 2196, South Africa Waterberg Lodge (Proprietary) Limited5 32.55 Ordinary shares Building 13, Ground Floor, East Thornhill Office Park, 94 Bekker Road, Vorna Valley X67 1685, South Africa Number Portability Company (Pty) Ltd5 12.10 Ordinary shares Celtis Plaza North, 1085 Schoeman Street, Hatfield, Pretoria, 0028, South Africa Afri G I S (Pty) Ltd5 21.16 Ordinary shares Rigel Office Park Block A, No 446 Rigel Avenue South, Erasmu, South Africa Canard Spatial Technologies Proprietary Limited5 21.16 Ordinary shares Vodacom Corporate Park, 082 Vodacom Boulevard, Midrand, 1685, South Africa M-Pesa S.A (Proprietary) Limited5 46.42 Ordinary shares Spain Calle San Severo 22, 28042, Madrid, Spain, Spain Vantage Towers, S.L.U.4 57.30 Ordinary shares Tanzania, United Republic of Plot No. 23, Ursino Estate, Bagamoyo Road, Dar es Salaam, Tanzania, United Republic of Vodacom Trust Limited5 48.82 Ordinary A shares, Ordinary B shares Turkey Çifte Havuzlar Mah Eski Londra Asfaltı Cad No: 151/1E/301, Esenler, Istanbul, Turkey FGS Bilgi Islem Urunler Sanayi ve Ticaret AS 50.00 Ordinary shares United Kingdom 24/25 The Shard, 32 London Bridge Street, London, SE1 9SG, United Kingdom Digital Mobile Spectrum Limited 25.00 Ordinary shares 3 More London Riverside, London, SE1 2AQ, United Kingdom VodaFamily Ethiopia Holding Company Limited5 31.47 Ordinary shares Griffin House, 161 Hammersmith Road, London, W6 8BS, United Kingdom Cable & Wireless Trade Mark Management Limited 50.00 Ordinary B shares Hive 2, 1530 Arlington Business Park, Theale, Reading, Berkshire, RG7 4SA, United Kingdom Cornerstone Telecommunications Infrastructure Limited5 28.65 Ordinary shares Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom Vodafone Hutchison (Australia) Holdings Limited 50.00 Ordinary shares United States 251 Little Falls Drive, Wilmington DE 19808, United States LG Financing Partnership 50.00 Partnership interest PPC 1 (US) Inc. 25.05 Ordinary shares Ziggo Financing Partnership 50.00 Partnership interest Notes: 1. Directly held by Vodafone Group Plc. 2. Branches. 3. Shareholding is indirect through Vodafone Deutschland GmbH. 4. Shareholding is indirect through Vantage Towers A.G. 5. Shareholding is indirect through Vodacom Group Limited. The indirect shareholding is calculated using the 65.10% ownership interest in Vodacom Group Limited. 6. Includes the indirect interest held through Vodafone Idea Limited. 208 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Selectedfinancialinformation The table belowshowsselected financial information in respect ofsubsidiariesthat have non-controlling intereststhat arematerialto theGroup. Vodacom Group Limited Vodafone Egypt Telecommunications S.A.E1 2023 2022 2023 2022 €m €m €m €m Summary comprehensive income information Revenue 6,314 5,993 1,762 1,814 Profit for the financial year 943 1,002 302 314 Other comprehensive expense 193 (2) – – Total comprehensive income 1,136 1,000 302 314 Other financial information Profit for the financial year allocated to non-controlling interests 348 353 126 141 Dividends paid to non-controlling interests 274 294 68 194 Summary financial position information Non-current assets 6,761 7,253 1,005 1,630 Current assets 3,033 3,123 396 440 Total assets 9,794 10,376 1,401 2,070 Non-current liabilities (2,830) (2,191) (50) (83) Current liabilities (3,153) (3,539) (752) (1,197) Total assets less total liabilities 3,811 4,646 599 790 Equity shareholders’ funds 2,907 3,624 420 474 Non-controlling interests 904 1,022 179 316 Total equity 3,811 4,646 599 790 Statement of cash flows Net cash inflow from operating activities 1,908 1,946 657 755 Net cash outflow from investing activities (840) (666) (173) (284) Net cash outflow from financing activities (1,124) (1,177) (434) (749) Net cash inflow/(outflow) (56) 103 50 (278) Cash and cash equivalents brought forward 1,025 876 72 348 Exchange gain/(loss) on cash and cash equivalents (13) 46 (3) 2 Cash and cash equivalents 956 1,025 119 72 Note: 1 From1April2023,theGroupwillrevise itssegments bymovingVodafoneEgyptfromtheOtherMarketssegmentto theVodacomsegmentto reflectthe effective dateof changesmade to the Group’sinternalreportingstructure,followingthetransferofVodafoneEgyptto theVodacomGroupinDecember2022. Notes totheconsolidatedfinancial statements (continued) 31.Relatedundertakings(continued) 209 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes to theconsolidatedfinancial statements (continued) 32.Subsidiaries exemptfromaudit ThefollowingUKsubsidiarieswilltakeadvantageoftheaudit exemptionsetoutwithinsection479AoftheCompaniesAct 2006fortheyear ended31March2023. Name Registration number Name Registration number Bluefish Communications Limited 5142610 Vodafone Enterprise Europe (UK) Limited 3137479 Cable & Wireless Aspac Holdings Limited 4705342 Vodafone Europe UK 5798451 Cable & Wireless CIS Services Limited 2964774 Vodafone European Investments 3961908 Cable & Wireless Europe Holdings Limited 4659719 Vodafone European Portal Limited 3973442 Cable & Wireless UK Holdings Limited 3840888 Vodafone Finance Management 2139168 Cable & Wireless Worldwide Limited 7029206 Vodafone Finance UK Limited 3922620 Cable & Wireless Worldwide Voice Messaging Limited 1981417 Vodafone Global Content Services Limited 4064873 Cable & Wireless Nominee Limited 3249884 Vodafone Holdings Luxembourg Limited 4200970 Energis (Ireland) Limited NI035793 Vodafone Intermediate Enterprises Limited 3869137 Energis Communications Limited 2630471 Vodafone International Holdings Limited 2797426 Energis Squared Limited 3037442 Vodafone International Operations Limited 2797438 London Hydraulic Power Company (The) ZC000055 Vodafone Investment UK 5798385 MetroHoldings Limited 3511122 Vodafone Investments Limited 1530514 The Eastern Leasing Company Limited 1672832 Vodafone IP Licensing Limited 6846238 Thus Group Holdings Limited SC192666 Vodafone Marketing UK 6858585 Thus Group Limited SC226738 Vodafone Mobile Communications Limited 3942221 Voda Limited 1847509 Vodafone Mobile Enterprises Limited 2373469 Vodafone 2. 4083193 Vodafone Mobile Network Limited 3961482 Vodafone 5 Limited 6688527 Vodafone Nominees Limited 1172051 Vodafone 5 UK 2960479 Vodafone Oceania Limited 3973427 Vodafone 6 UK 8809444 Vodafone Overseas Finance Limited 4171115 Vodafone Americas 4 6389457 Vodafone Panafon UK 6326918 Vodafone Benelux Limited 4200960 Vodafone UK Limited 2227940 Vodafone Consolidated Holdings Limited 5754561 Vodafone Worldwide Holdings Limited 3294074 Vodafone Corporate Secretaries Limited 2357692 Vodafone Yen Finance Limited 4373166 Vodafone Enterprise Corporate Secretaries Limited 2303594 Vodaphone Limited 3961390 Vodafone Enterprise Equipment Limited 1648524 Your Communications Group Limited 4171876 33.Subsequentevents M-PesaHoldingCompany Limited On17April2023,theGroupenteredintoanagreementtosellM-PesaHoldingCompanyLimited(‘MPHCL’)toSafaricomPlc,anassociateentityoftheGroup, forUSD1.MPHCLholdsM-PesacustomerfundsontrustforthebenefitofM-PesacustomersinKenya. BalancesincludedintheGroup’sconsolidated financialstatementsforMPHCLat31March2023includeshortterminvestmentsof€1,247millionand€1,226millionduetoM-Pesacustomers,recorded withinOtherinvestmentsandOther creditors,respectively.Thesesums areshownintheGroup’sconsolidatedfinancialstatementsinaccordancewithIFRS, butMPHCLacts astheindependenttrustee forM-Pesacustomers, independentlyadministeringthetrust andholdingallfundsfromtheM-Pesacustomers ontrustforthebenefitofM-Pesacustomers.AnyprofitgeneratedbyMPHCL, afterdefrayingdirectcosts, isdonatedforuse forpubliccharitablepurposes only.Seenote13‘Otherinvestments’ andnote15‘Tradeandotherpayables’.Nomaterialgainorlossisexpected toariseondisposal.Completionofthis transactionissubjecttovarious approvalswhichareexpectedtobeobtainedbeforeorduringJuly2023. 210 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

211 VodafoneGroup Plc Annual Report 2023 VodafoneUKandThreeUK merger On14June2023,theGroupandCKHutchisonGroupTelecomHoldingsLimited(‘CKHGT’),asubsidiaryofCKHutchisonHoldings Limited(‘CKHutchison’) enteredintobindingagreementstocombine theirUKtelecommunicationbusinesses,respectivelyVodafoneUKandThreeUK. VodafoneUKandThreeUK willbecontributedto‘MergeCo’withdifferentialdebt amounts at completionofthe transactiontoachieveMergeCoownershipof51:49.VodafoneUKwill be contributedwithdebtof£4.3billionandThreeUKwith£1.7billion,subjecttocustomary completionadjustments.Nocashconsiderationwillbepaid. TheGroupandCKHGThaveenteredintoa comprehensivegovernanceframeworkwhichwillresultintheGroupfullyconsolidatingMergeCo. Aput/call frameworkwillenable theGrouptoacquire100%ofMergeCo. Undertheput/callframework,afterthreefinancialyearsfollowingcompletionofthe transactiontheGroupmay acquireCKHGT’s49.0%stakeinMergeCo(the‘CallOption’),andCKHGTmay sellits49.0%stake inMergeCototheGroup(the‘Put Option’).TheconsiderationforCKHGT’s49.0%stakeinMergeCowillbebased onfairmarket value,determinedby anindependentthird-party valuation process. ExerciseoftheCallOptionandPutOptionwillbe subjecttofairmarketvalue reachingaminimumenterprisevalueof£16.5billionforMergeCo(the ‘ExerciseThreshold’).Aftertheseventh financialyearfollowingcompletionofthetransaction,theExerciseThresholdshallnotapply totheexerciseofthePut Option.CompletionundertheCallOptionandthePutOptionwillbe subjecttocustomary third-partyapprovalsand consents. InrespectofboththeCallOptionandthePutOption,theGroupcanelecttopayCKHGTincashand/ornon-cashconsideration(beingnewsharesand convertibleloannotesissuedby theGroup),subjecttocertainconditionsand protectionsforCKHGTasaresultofholdinganysuchnon-cashconsideration. For anynon-cashconsideration,one thirdshallbe settledby theissuanceofnewVodafone sharessubjecttoa capof5%(inthecaseoftheCallOptiononly) oftheenlargedissuedsharecapitaloftheGroup.Theremainderofthenon-cashconsiderationshallbe settledby loannotes.50%willmatureonthe second anniversaryofcompletionoftheCallOptionorthePutOptionandtheresidual50%ofwhichwillmatureonthefourthanniversaryofthe completionofthe CallOptionorPutOption.Onthematuritydates,theGroupshallredeemtheloannotes,basedonamixof cashand/ornewVodafone sharesatitselection. Thetransactionissubjecttocertainregulatory conditions, includingclearancefromtheUK’sCompetitionandMarketsAuthorityandapprovalundertheUK NationalSecurity andInvestmentAct.ApprovalswillalsoberequiredfromboththeGroup’s andCKHutchison’sshareholders. Bondissuances andrepurchases On25May2023,theGroupissuedsubordinateddebtsecurities,underitseuromedium-termnoteprogramme,withnominalamountsof€750millionand £500million(maturingon30August2084and30August2086respectively)andrepurchased€1,561millionand$324millionofoutstandingsubordinated debtsecuritieson6June2023 (maturingon3January2079and3October2078respectively)aspartofaliabilitymanagementexercise. Notes to theconsolidatedfinancial statements (continued) 32.Subsidiaries exemptfromaudit ThefollowingUKsubsidiarieswilltakeadvantageoftheaudit exemptionsetoutwithinsection479AoftheCompaniesAct 2006fortheyear ended31March2023. Name Registration number Name Registration number Bluefish Communications Limited 5142610 Vodafone Enterprise Europe (UK) Limited 3137479 Cable & Wireless Aspac Holdings Limited 4705342 Vodafone Europe UK 5798451 Cable & Wireless CIS Services Limited 2964774 Vodafone European Investments 3961908 Cable & Wireless Europe Holdings Limited 4659719 Vodafone European Portal Limited 3973442 Cable & Wireless UK Holdings Limited 3840888 Vodafone Finance Management 2139168 Cable & Wireless Worldwide Limited 7029206 Vodafone Finance UK Limited 3922620 Cable & Wireless Worldwide Voice Messaging Limited 1981417 Vodafone Global Content Services Limited 4064873 Cable & Wireless Nominee Limited 3249884 Vodafone Holdings Luxembourg Limited 4200970 Energis (Ireland) Limited NI035793 Vodafone Intermediate Enterprises Limited 3869137 Energis Communications Limited 2630471 Vodafone International Holdings Limited 2797426 Energis Squared Limited 3037442 Vodafone International Operations Limited 2797438 London Hydraulic Power Company (The) ZC000055 Vodafone Investment UK 5798385 MetroHoldings Limited 3511122 Vodafone Investments Limited 1530514 The Eastern Leasing Company Limited 1672832 Vodafone IP Licensing Limited 6846238 Thus Group Holdings Limited SC192666 Vodafone Marketing UK 6858585 Thus Group Limited SC226738 Vodafone Mobile Communications Limited 3942221 Voda Limited 1847509 Vodafone Mobile Enterprises Limited 2373469 Vodafone 2. 4083193 Vodafone Mobile Network Limited 3961482 Vodafone 5 Limited 6688527 Vodafone Nominees Limited 1172051 Vodafone 5 UK 2960479 Vodafone Oceania Limited 3973427 Vodafone 6 UK 8809444 Vodafone Overseas Finance Limited 4171115 Vodafone Americas 4 6389457 Vodafone Panafon UK 6326918 Vodafone Benelux Limited 4200960 Vodafone UK Limited 2227940 Vodafone Consolidated Holdings Limited 5754561 Vodafone Worldwide Holdings Limited 3294074 Vodafone Corporate Secretaries Limited 2357692 Vodafone Yen Finance Limited 4373166 Vodafone Enterprise Corporate Secretaries Limited 2303594 Vodaphone Limited 3961390 Vodafone Enterprise Equipment Limited 1648524 Your Communications Group Limited 4171876 33.Subsequentevents M-PesaHoldingCompany Limited On17April2023,theGroupenteredintoanagreementtosellM-PesaHoldingCompanyLimited(‘MPHCL’)toSafaricomPlc,anassociateentityoftheGroup, forUSD1.MPHCLholdsM-PesacustomerfundsontrustforthebenefitofM-PesacustomersinKenya. BalancesincludedintheGroup’sconsolidated financialstatementsforMPHCLat31March2023includeshortterminvestmentsof€1,247millionand€1,226millionduetoM-Pesacustomers,recorded withinOtherinvestmentsandOther creditors,respectively.Thesesums areshownintheGroup’sconsolidatedfinancialstatementsinaccordancewithIFRS, butMPHCLacts astheindependenttrustee forM-Pesacustomers, independentlyadministeringthetrust andholdingallfundsfromtheM-Pesacustomers ontrustforthebenefitofM-Pesacustomers.AnyprofitgeneratedbyMPHCL, afterdefrayingdirectcosts, isdonatedforuse forpubliccharitablepurposes only.Seenote13‘Otherinvestments’ andnote15‘Tradeandotherpayables’.Nomaterialgainorlossisexpected toariseondisposal.Completionofthis transactionissubjecttovarious approvalswhichareexpectedtobeobtainedbeforeorduringJuly2023. 211 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

212 VodafoneGroup Plc Annual Report 2023 20212020 This page isintentionally left blank. 212 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

213 VodafoneGroup Plc Annual Report 2023 This page isintentionally left blank. 212 VodafoneGroup Plc Annual Report 2023 20212020 This page isintentionally left blank. 213 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

214 VodafoneGroup Plc Annual Report 2023 2020 This page isintentionally left blank. 214 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

215 VodafoneGroup Plc Annual Report 2023 This page isintentionally left blank. 214 VodafoneGroup Plc Annual Report 2023 2020 This page isintentionally left blank. 215 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

216 VodafoneGroup Plc Annual Report 2023 2020 This page isintentionally left blank. 216 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

217 VodafoneGroup Plc Annual Report 2023 This page isintentionally left blank. 216 VodafoneGroup Plc Annual Report 2023 2020 This page isintentionally left blank. 217 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

218 VodafoneGroup Plc Annual Report 2023 2020 This page isintentionally left blank. 218 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Non-GAAPmeasures Unaudited information 219 VodafoneGroup Plc Annual Report 2023 In the discussion of the Group’sreported operating results, non-GAAP measures are presented to provide readers with additional financial information thatisregularly reviewed by management. This additional information presented is not uniformly defined by all companiesincluding those in the Group’sindustry. Accordingly, itmay not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS butis not itself a measure defined under GAAP. Such measuresshould not be viewed in isolation or as an alternative to the equivalent GAAP measure. The non-GAAP measures discussed in this document are listed below. Non-GAAP measure Defined on page Closest equivalent GAAP measure Reconciled on page Performance metrics Organic Adjusted EBITDAaL growth Page 220 Not applicable − Organic revenue growth Page 220 Revenue Pages 221 and 222 Organic Group service revenue growth excluding Turkey Page 220 Service revenue Pages 221 and 222 Organic service revenue growth Page 220 Service revenue Pages 221 and 222 Organic mobile service revenue growth Page 220 Service revenue Pages 221 and 222 Organic fixed service revenue growth Page 220 Service revenue Pages 221 and 222 Organic Vodafone Business service revenue growth Page 220 Service revenue Pages 221 and 222 Organic financial services revenue growth in South Africa Page 220 Service revenue Pages 221 and 222 Financing metrics Adjusted net financing costs Page 22 Net financing costs Page 22 218 VodafoneGroup Plc Annual Report 2023 2020 This page isintentionally left blank. 219 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Unaudited information 220 VodafoneGroup Plc Annual Report 2023 Performancemetrics Organic growth All amounts marked with an ‘*’ in this documentrepresent organic growth which presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustmentsin Turkey and other adjustmentsto improve the comparability ofresults between periods. Organic growth is calculated for revenue and profitability metrics, asfollows1 : − Adjusted EBITDAaL; − Revenue; − Group service revenue excluding Turkey2 ; − Service revenue; − Mobile service revenue; − Fixed service revenue; − Vodafone Businessservice revenue; and − Financialservicesrevenue in South Africa. Whilst organic growth is notintended to be a substitute for reported growth, nor isitsuperior to reported growth, we believe thatthe measure provides useful and necessary information to investors and other interested partiesfor the following reasons: − It provides additional information on underlying growth of the businesswithoutthe effect of certain factors unrelated to its operating performance; − Itis used for internal performance analysis; and − Itfacilitates comparability of underlying growth with other companies(although the term ‘organic’ is not a defined term under GAAP and may not, therefore, be comparable with similarly-titled measuresreported by other companies). We have not provided a comparative in respect of organic growth rates asthe current rates describe the change between the beginning and end of the current period,with such changes being explained by the commentary in this document. If comparativeswere provided,significantsections of the commentary for prior periodswould also need to be included,reducing the usefulness and transparency of this document. Notes: 1 Organic growth in retailservice revenue in Germany, a non-GAAP metric, is no longerreported.Other performance metrics are consideredmore relevantfor performance commentary. 2 Thisis a newnon-GAAP measure for FY23 and has been included because ofthe hyperinflationary environmentin Turkey. 220 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

221 VodafoneGroup Plc Annual Report 2023 Reported M&A and Foreign Organic FY23 FY22 growth Other exchange growth* €m €m % pps pps % Year ended 31 March 2023 Service revenue1 Germany 11,433 11,616 (1.6) – – (1.6) Mobile service revenue 5,060 5,124 (1.2) – – (1.2) Fixed service revenue 6,373 6,492 (1.8) – – (1.8) Italy 4,251 4,379 (2.9) – – (2.9) Mobile service revenue 2,972 3,141 (5.4) – – (5.4) Fixed service revenue 1,279 1,238 3.3 – – 3.3 UK 5,358 5,154 4.0 – 1.6 5.6 Mobile service revenue 3,928 3,697 6.2 – 1.8 8.0 Fixed service revenue 1,430 1,457 (1.9) – 1.6 (0.3) Spain 3,514 3,714 (5.4) – – (5.4) Other Europe 5,005 5,001 0.1 2.1 0.6 2.8 Vodacom 4,849 4,635 4.6 – (1.1) 3.5 Other Markets 3,300 3,420 (3.5) (2.2) 36.4 30.7 Common Functions 530 522 Eliminations (271) (238) Total service revenue 37,969 38,203 (0.6) 0.2 2.6 2.2 Other revenue 7,737 7,377 Revenue 45,706 45,580 0.3 - 2.7 3.0 Other growth metrics Group service revenue excluding Turkey 36,563 36,773 (0.6) 0.3 1.3 1.0 Vodafone Turkey - Service revenue 1,440 1,460 (1.4) (7.2) 56.2 47.6 Vodafone Business - Service revenue 10,332 10,316 0.2 0.7 1.7 2.6 South Africa - Financial services revenue 167 155 7.7 – 2.9 10.6 Adjusted EBITDAaL Germany 5,323 5,669 (6.1) – – (6.1) Italy 1,453 1,699 (14.5) – – (14.5) UK 1,350 1,395 (3.2) – 1.8 (1.4) Spain 947 957 (1.0) (0.1) – (1.1) Other Europe 1,632 1,606 1.6 2.5 0.6 4.7 Vodacom 2,159 2,125 1.6 – (0.2) 1.4 Other Markets 1,145 1,335 (14.2) 6.7 29.7 22.2 Vantage Towers 795 619 28.4 (21.0) 0.5 7.9 Percentage point change in Adjusted EBITDAaL margin Germany 40.6% 43.2% (2.6) – – (2.6) Italy 30.2% 33.8% (3.6) – – (3.6) UK 19.8% 21.2% (1.4) – 0.1 (1.3) Spain 24.2% 22.9% 1.3 – – 1.3 Other Europe 28.4% 28.4% - – – - Vodacom 34.2% 35.5% (1.3) – 0.1 (1.2) Other Markets 29.9% 34.9% (5.0) 2.3 (1.1) (3.8) Vantage Towers 59.4% 49.4% 10.0 (9.7) (0.1) 0.2 Note: 1 Priorto disposal, Vantage Towersrevenue wasreported by theGroup as otherrevenue, notservice revenue. Unaudited information 220 VodafoneGroup Plc Annual Report 2023 Performancemetrics Organic growth All amounts marked with an ‘*’ in this documentrepresent organic growth which presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustmentsin Turkey and other adjustmentsto improve the comparability ofresults between periods. Organic growth is calculated for revenue and profitability metrics, asfollows1 : − Adjusted EBITDAaL; − Revenue; − Group service revenue excluding Turkey2 ; − Service revenue; − Mobile service revenue; − Fixed service revenue; − Vodafone Businessservice revenue; and − Financialservicesrevenue in South Africa. Whilst organic growth is notintended to be a substitute for reported growth, nor isitsuperior to reported growth, we believe thatthe measure provides useful and necessary information to investors and other interested partiesfor the following reasons: − It provides additional information on underlying growth of the businesswithoutthe effect of certain factors unrelated to its operating performance; − Itis used for internal performance analysis; and − Itfacilitates comparability of underlying growth with other companies(although the term ‘organic’ is not a defined term under GAAP and may not, therefore, be comparable with similarly-titled measuresreported by other companies). We have not provided a comparative in respect of organic growth rates asthe current rates describe the change between the beginning and end of the current period,with such changes being explained by the commentary in this document. If comparativeswere provided,significantsections of the commentary for prior periodswould also need to be included,reducing the usefulness and transparency of this document. Notes: 1 Organic growth in retailservice revenue in Germany, a non-GAAP metric, is no longerreported.Other performance metrics are consideredmore relevantfor performance commentary. 2 Thisis a newnon-GAAP measure for FY23 and has been included because ofthe hyperinflationary environmentin Turkey. 221 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

222 VodafoneGroup Plc Annual Report 2023 Reported M&A and Foreign Organic Q4 FY23 Q4 FY22 growth Other exchange growth* €m €m % pps pps % Quarter ended 31 March 2023 Service revenue1 Germany 2,821 2,903 (2.8) (0.0) – (2.8) Mobile service revenue 1,235 1,282 (3.7) 0.0 – (3.7) Fixed service revenue 1,586 1,621 (2.2) 0.1 – (2.1) Italy 1,055 1,085 (2.8) 0.1 – (2.7) Mobile service revenue 715 758 (5.7) 0.3 – (5.4) Fixed service revenue 340 327 4.0 (0.4) – 3.6 UK 1,319 1,341 (1.6) – 5.4 3.8 Mobile service revenue 948 972 (2.5) – 5.3 2.8 Fixed service revenue 371 369 0.5 – 5.8 6.3 Spain 874 908 (3.7) 0.0 - (3.7) Other Europe 1,178 1,242 (5.2) 8.6 0.2 3.6 Vodacom 1,143 1,192 (4.1) - 6.7 2.6 Other Markets 777 801 (3.0) (12.0) 55.0 40.0 Common Functions 128 134 Eliminations (53) (60) Total service revenue 9,242 9,546 (3.2) 0.4 4.7 1.9 Other revenue 1,896 1,861 Revenue 11,138 11,407 (2.4) 0.3 4.7 2.6 Other growth metrics Group service revenue excluding Turkey 8,821 9,262 (4.8) 1.2 4.1 0.5 Vodafone Turkey - Service revenue 430 290 48.3 (33.5) 43.5 58.3 Vodafone Business - Service revenue 2,582 2,626 (1.7) 1.0 3.6 2.9 South Africa - Financial services revenue 40 40 – – 14.2 14.2 Reported M&A and Foreign Organic Q3 FY23 Q3 FY22 growth Other exchange growth* €m €m % pps pps % Quarter ended 31 December 2022 Service revenue1 Germany 2,882 2,936 (1.8) – – (1.8) Mobile service revenue 1,279 1,301 (1.7) – – (1.7) Fixed service revenue 1,603 1,635 (2.0) – – (2.0) Italy 1,071 1,107 (3.3) – – (3.3) Mobile service revenue 750 794 (5.5) (0.2) – (5.7) Fixed service revenue 321 313 2.6 0.1 – 2.7 UK 1,327 1,292 2.7 – 2.6 5.3 Mobile service revenue 977 928 5.3 – 2.8 8.1 Fixed service revenue 350 364 (3.8) – 2.2 (1.6) Spain 858 940 (8.7) – – (8.7) Other Europe 1,275 1,257 1.4 – 0.7 2.1 Vodacom 1,234 1,172 5.3 – (1.8) 3.5 Other Markets 802 867 (7.5) 4.0 37.6 34.1 Common Functions 134 136 Eliminations (63) (60) Total service revenue 9,520 9,647 (1.3) 0.3 2.8 1.8 Other revenue 2,118 2,037 Revenue 11,638 11,684 (0.4) 0.3 2.8 2.7 Other growth metrics Group service revenue excluding Turkey 9,193 9,299 (1.1) – 1.6 0.5 Vodafone Turkey - Service revenue 334 355 (5.9) 10.6 48.2 52.9 Vodafone Business - Service revenue 2,602 2,604 (0.1) 0.5 2.0 2.4 South Africa - Financial services revenue 45 39 15.4 (3.3) 0.4 12.5 Note: 1 Priorto disposal, Vantage Towersrevenue wasreported by theGroup as otherrevenue, notservice revenue. 222 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

223 VodafoneGroup Plc Annual Report 2023 This page isintentionally left blank. 222 VodafoneGroup Plc Annual Report 2023 Reported M&A and Foreign Organic Q4 FY23 Q4 FY22 growth Other exchange growth* €m €m % pps pps % Quarter ended 31 March 2023 Service revenue1 Germany 2,821 2,903 (2.8) (0.0) – (2.8) Mobile service revenue 1,235 1,282 (3.7) 0.0 – (3.7) Fixed service revenue 1,586 1,621 (2.2) 0.1 – (2.1) Italy 1,055 1,085 (2.8) 0.1 – (2.7) Mobile service revenue 715 758 (5.7) 0.3 – (5.4) Fixed service revenue 340 327 4.0 (0.4) – 3.6 UK 1,319 1,341 (1.6) – 5.4 3.8 Mobile service revenue 948 972 (2.5) – 5.3 2.8 Fixed service revenue 371 369 0.5 – 5.8 6.3 Spain 874 908 (3.7) 0.0 - (3.7) Other Europe 1,178 1,242 (5.2) 8.6 0.2 3.6 Vodacom 1,143 1,192 (4.1) - 6.7 2.6 Other Markets 777 801 (3.0) (12.0) 55.0 40.0 Common Functions 128 134 Eliminations (53) (60) Total service revenue 9,242 9,546 (3.2) 0.4 4.7 1.9 Other revenue 1,896 1,861 Revenue 11,138 11,407 (2.4) 0.3 4.7 2.6 Other growth metrics Group service revenue excluding Turkey 8,821 9,262 (4.8) 1.2 4.1 0.5 Vodafone Turkey - Service revenue 430 290 48.3 (33.5) 43.5 58.3 Vodafone Business - Service revenue 2,582 2,626 (1.7) 1.0 3.6 2.9 South Africa - Financial services revenue 40 40 – – 14.2 14.2 Reported M&A and Foreign Organic Q3 FY23 Q3 FY22 growth Other exchange growth* €m €m % pps pps % Quarter ended 31 December 2022 Service revenue1 Germany 2,882 2,936 (1.8) – – (1.8) Mobile service revenue 1,279 1,301 (1.7) – – (1.7) Fixed service revenue 1,603 1,635 (2.0) – – (2.0) Italy 1,071 1,107 (3.3) – – (3.3) Mobile service revenue 750 794 (5.5) (0.2) – (5.7) Fixed service revenue 321 313 2.6 0.1 – 2.7 UK 1,327 1,292 2.7 – 2.6 5.3 Mobile service revenue 977 928 5.3 – 2.8 8.1 Fixed service revenue 350 364 (3.8) – 2.2 (1.6) Spain 858 940 (8.7) – – (8.7) Other Europe 1,275 1,257 1.4 – 0.7 2.1 Vodacom 1,234 1,172 5.3 – (1.8) 3.5 Other Markets 802 867 (7.5) 4.0 37.6 34.1 Common Functions 134 136 Eliminations (63) (60) Total service revenue 9,520 9,647 (1.3) 0.3 2.8 1.8 Other revenue 2,118 2,037 Revenue 11,638 11,684 (0.4) 0.3 2.8 2.7 Other growth metrics Group service revenue excluding Turkey 9,193 9,299 (1.1) – 1.6 0.5 Vodafone Turkey - Service revenue 334 355 (5.9) 10.6 48.2 52.9 Vodafone Business - Service revenue 2,602 2,604 (0.1) 0.5 2.0 2.4 South Africa - Financial services revenue 45 39 15.4 (3.3) 0.4 12.5 Note: 1 Priorto disposal, Vantage Towersrevenue wasreported by the Group as otherrevenue, notservice revenue. 223 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

224 VodafoneGroup Plc Annual Report 2023 This page isintentionally left blank. 224 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

225 VodafoneGroup Plc Annual Report 2023 This page isintentionally left blank. 224 VodafoneGroup Plc Annual Report 2023 This page isintentionally left blank. 225 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

226 VodafoneGroup Plc Annual Report 2023 This page isintentionally left blank. 226 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

227 VodafoneGroup Plc Annual Report 2023 This page isintentionally left blank. 226 VodafoneGroup Plc Annual Report 2023 This page isintentionally left blank. 227 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

228 VodafoneGroup Plc Annual Report 2023 This page isintentionally left blank. 228 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

229 VodafoneGroup Plc Annual Report 2023 This page isintentionally left blank. 228 VodafoneGroup Plc Annual Report 2023 This page isintentionally left blank. 229 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Shareholder information 2022/23 financial calendar key dates Ex-dividend date for final dividend 8 June 2023 Record date for final dividend 9 June 2023 AGM 25 July 2023 Final dividend payment 4 August 2023 Useful contacts The Registrar Equiniti Aspect House Spencer Road Lancing West Sussex BN99 6DA Telephone: +44 (0) 371 384 2532 See help.shareview.co.uk for more information about this service ADS holders EQ Shareowner Services P.O. Box 64504 St. Paul, MN 55164-0504 United States of America Telephone: +1 800 990 1135 (toll free) or, for calls from outside the United States: +1 651 453 2128 See shareowneronline.com for more information about this service Shareholder information Managing your shares via Shareview Our share Registrar, Equiniti, operates a portfolio service, Shareview, for investors in ordinary shares. This provides our shareholders with online access to information about their investments as well as a facility to help manage their holdings online, such as being able to: – update your details online including your address and dividend payment instructions; – buy and sell shares easily; – receive certain shareholder communications electronically; – send your general meeting voting instructions in advance of shareholder meetings; – view information about and join the Vodafone Group Plc Dividend Reinvestment Plan (‘DRIP’); and – access your online statements. Equiniti also offers an internet and telephone share dealing service to existing shareholders. See shareview.co.uk for more information about this service Shareholders with any queries regarding their holding should contact Equiniti on the contact details above. Shareholders may also find the investors section of our corporate website useful for general queries and information about the Company. See vodafone.com/investor for further details AGM Our thirty-ninth AGM will be held at The Pavilion, Vodafone House, Newbury RG14 2FN on Tuesday, 25 July 2023 at 10.00 am. Shareholder communications We are taking significant steps to reduce our impact on our planet. The use of electronic communications, rather than printed paper documents, means information about the Company can be accessed through emails or the Company’s website, thus reducing our impact on the environment. A growing number of our shareholders have opted to receive communications from us electronically. Shareholders who have done so will be sent an email alert containing a link to the relevant documents. We encourage all our shareholders to sign up for this service. You can register for this service at www.shareview.co.uk or by contacting Equiniti on the telephone number provided on the left of this page. See vodafone.com/investor for further information about this service ShareGift We support ShareGift, the charity share donation scheme (registered charity number 1052686). Through ShareGift, shareholders who have only a very small number of shares, which might be considered uneconomic to sell, are able to donate them to charity. Donated shares are aggregated and sold by ShareGift with the proceeds being passed on to a wide range of UK charities. See sharegift.org or call +44 (0)20 7930 3737 for further details. Warning to shareholders (‘boiler room’ scams) Over recent years we have become aware of investors who have received unsolicited calls or correspondence, in some cases purporting to have been issued by us, concerning investment matters. These callers typically make claims of highly profitable investment opportunities which turn out to be worthless or simply do not exist. These approaches are usually made by unauthorised companies and individuals and are commonly known as ’boiler room’ scams. Investors are advised to be wary of any unsolicited advice or offers to buy shares. If it sounds too good to be true, it often is. See the FCA website at fca.org.uk/scamsmart for more detailed information about this or similar activities Dividends Read more on the dividend amount per share on pages 25 and 218. Euro dividends Dividends are declared in euros to align with the functional currency of the Company, and paid in euros and pounds sterling according to where the shareholder is resident. Cash dividends to ADS holders are paid by the ADS depositary bank in US dollars. The foreign exchange rates at which dividends declared in euros are converted into pounds sterling and US dollars are calculated based on the average exchange rate of the five business days during the week prior to the payment of the dividend. Payment of dividends by direct credit We pay cash dividends directly to shareholders’ bank or building society accounts. This ensures secure delivery and means dividend payments are credited to shareholders’ designated accounts on the same day as payment. A dividend confirmation covering both the interim and final dividends paid during the financial year is sent to shareholders at the time of the interim dividend in February. ADS holders may choose to have their cash dividends paid by cheque from our ADS depositary bank, J.P. Morgan. 230 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Dividend reinvestment plan We offer a dividend reinvestment plan which allows holders of ordinary shares who choose to participate to use their cash dividends to acquire additional shares in the Company. These are purchased on their behalf by the plan administrator, Equiniti, through a low-cost dealing arrangement. For ADS holders, J.P. Morgan, through its transfer agent, EQ Shareowner Services, maintains the Global Invest Direct Program which is a direct purchase and sale plan for depositary receipts with a dividend reinvestment facility. See vodafone.com/dividends for further information about dividend payments Contact information for Equiniti and EQ Shareowner Services can be found on page 230 Taxation of dividends See page 234 for details on dividend taxation. Shareholders as at 31 March 2023 Number of ordinary shares Number of accounts % of total of issued shares 1-1,000 19,852 0.02 1,001-5,000 9,555 0.08 5,001-50,000 4,262 0.19 50,001-100,000 291 0.07 100,001-500,000 478 0.39 More than 500,000 984 99.25 Major shareholders As at 15 June 2023, J.P. Morgan, as custodian of our ADR programme, held approximately 14% of our ordinary shares of 2020/21 US cents each as nominee. At this date, the total number of ADRs outstanding was 376,603,653. As at 15 June 2023, 1,139 holders of ordinary shares had registered addresses in the United States and held a total of approximately 0.01% of the ordinary shares of the Company. As at 31 March 2023, the following voting rights and percentage interests in the ordinary share capital of the Company, disclosable under the Disclosure Guidance and Transparency Rule (‘DTR’) 5, had been notified to the Directors. Shareholder Voting rights Shareholding1 Emirates Telecommunications Group Company PJSC (‘e&’) 3,790,743,685 14.006097% BlackRock, Inc. 1,991,684,369 7.06% Liberty Global plc 1,335,000,000 4.92% Norges Bank 803,179,853 3.0004% 1. The percentage of voting rights detailed above was calculated at the time of the relevant disclosures made in accordance with DTR 5. On 24 April 2023, e& and two of its affiliates reported a total shareholding in Vodafone of 14.61% as of 12 April 2023 in a Schedule 13D filing with the SEC. Except as disclosed in e&’s Schedule 13D filing, the Company is not aware of any other changes in the interests disclosed under DTR 5 between 31 March 2023 and 15 June 2023. As far as the Company is aware, between 1 April 2020 and 15 June 2023, no shareholder, other than described above, held 3% or more of the voting rights attributable to the ordinary shares of the Company other than (i) J.P. Morgan, as custodian of our ADR program, (ii) e&, BlackRock, Inc., Liberty Global plc and Norges Bank (as described above) and (iii) Morgan Stanley, which owned 3.6% of the Company’s ordinary shares at 13 February 2018. The rights attaching to the ordinary shares of the Company held by these shareholders are identical in all respects to the rights attaching to all the ordinary shares of the Company. As at 15 June 2023, the Directors are not aware of any other interest of 3% or more in the ordinary share capital of the Company. The Company is not directly or indirectly owned or controlled by any foreign government or any other legal entity. There are no arrangements known to the Company that could result in a change of control of the Company. Other information Articles of Association and applicable English law The following description summarises certain provisions of the Company’s Articles of Association and applicable English law. This summary is qualified in its entirety by reference to the Companies Act 2006 and the Company’s Articles of Association. The Company is a public limited company under the laws of England and Wales. The Company is registered in England and Wales under the name Vodafone Group Public Limited Company with the registration number 1833679. Full details of where copies of the Articles of Association can be obtained are detailed on page 233 under ‘Documents on display’ All of the Company’s ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by the Company from the holders of such shares. English law specifies that any alteration to the Articles of Association must be approved by a special resolution of the Company’s shareholders. Articles of Association The Company’s Articles of Association do not specifically restrict the objects of the Company. Directors The Directors are empowered under the Articles of Association to exercise all the powers of the Company subject to any restrictions in the Articles of Association, the Companies Act 2006 (as defined in the Articles of Association) and any special resolution. Under the Company’s Articles of Association a Director cannot vote in respect of any proposal in which the Director, or any person connected with the Director, has a material interest other than by virtue of the Director’s interest in the Company’s shares or other securities. However, this restriction on voting does not apply in certain circumstances as set out in the Articles of Association. The Directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all liabilities and obligations of the Group outstanding at any time shall not exceed an amount equal to 1.5 times the aggregate of the Group’s share capital and reserves calculated in the manner prescribed in the Articles of Association unless sanctioned by an ordinary resolution of the Company’s shareholders. Purchase of own shares The Company can make market purchases of its own shares or agree to do so in the future provided it is duly authorised by its members in a general meeting and subject to and in accordance with section 701 of the Companies Act 2006. Such authority was given at the 2022 AGM. On 9 March 2022, the Company announced the first tranche of the irrevocable and non-discretionary share buy-back programme as a result of the maturing of the first tranche of the mandatory convertible bond (‘MCB’), as announced on 19 March 2021, had concluded. Following the maturing of the second tranche of the MCB, the Company announced that a new irrevocable and non-discretionary share buy-back programme would commence on 17 March 2022. In order to satisfy the conversion of the second tranche of the MCB, 1,518,629,693 shares were issued from existing shares held in treasury. Between 17 March 2022 and 15 November 2022, Vodafone undertook an irrevocable and non-discretionary share buy-back programme to reduce the issued share capital of Vodafone to partially offset the increase in the issued share capital as a result of the maturing of the second tranche of the MCB. On 16 November 2022, the Company announced that a new irrevocable and non-discretionary share buy-back programme (the ‘New Programme’) 231 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information would commence. The sole purpose of the New Programme was to further reduce the issued share capital of the Company to offset the increase in the issued share capital as a result of the maturing of the second tranche of the MCB. Following the completion of the New Programme on 15 March 2023, the increase in the issued share capital as a result of the maturing of the second tranche of the MCB has been fully offset. The total number of shares purchased to offset the maturing of the second tranche of the MCB was below the number permitted to be purchased by the Company pursuant to the authority granted by the shareholders at the 2022 AGM. Read more about the programme on page 25 At each AGM all Directors, who are to remain on the Board, shall offer themselves for election or re-election, as applicable, in accordance with the Company’s Articles of Association and in the interests of good corporate governance. Directors are not required under the Company’s Articles of Association to hold any shares of the Company as a qualification to act as a Director, although the Executive Directors are required to under the Company’s Remuneration Policy. Read more on the Remuneration Policy on pages 87-91 Rights attaching to the Company’s shares At 31 March 2023, the issued share capital and percentage of total share capital represented by each share class of the Company was as follows. Number Percentage Preference shares 50,000 0.0002% Ordinary shares (excluding treasury shares) 26,992,564,629 93.6646% Treasury shares 1,825,691,429 6.3352% Ordinary shares (total) 28,818,256,058 99.9998% Total shares (preference and ordinary) 28,818,306,058 100.0000% Dividend rights Holders of 7% cumulative fixed rate shares are entitled to be paid in respect of each financial year, or other accounting period of the Company, a fixed cumulative preferential dividend of 7% p.a. on the nominal value of the fixed rate shares. A fixed cumulative preferential dividend may only be paid out of available distributable profits which the Directors have resolved should be distributed. The fixed rate shares do not have any other right to share in the Company’s profits. Holders of the Company’s ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the Directors. The Board of Directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Dividends on ordinary shares can be paid to shareholders in whatever currency the Directors decide, using an appropriate exchange rate for any currency conversions which are required. If a dividend has not been claimed for one year after the date of the resolution passed at a general meeting declaring that dividend or the resolution of the Directors providing for payment of that dividend, the Directors may invest the dividend or use it in some other way for the benefit of the Company until the dividend is claimed. If the dividend remains unclaimed for 12 years after the relevant resolution either declaring that dividend or providing for payment of that dividend, it will be forfeited and belong to the Company. Voting rights At a general meeting of the Company, when voting on substantive resolutions (i.e. any resolution which is not a procedural resolution) each shareholder who is entitled to vote and is present in person or by proxy has one vote for every share held (a poll vote). Procedural resolutions (such as a resolution to adjourn a general meeting or a resolution on the choice of Chair of a general meeting) shall be decided on a show of hands, where each shareholder who is present at the meeting has one vote regardless of the number of shares held, unless a poll is demanded. Shareholders entitled to vote at general meetings may appoint proxies who are entitled to vote, attend and speak at general meetings. Two shareholders present in person or by proxy constitute a quorum for purposes of a general meeting of the Company. Under English law, shareholders of a public company such as the Company are not permitted to pass resolutions by written consent. Record holders of the Company’s ADSs are entitled to attend, speak and vote on a poll or a show of hands at any general meeting of the Company’s shareholders by the depositary’s appointment of them as corporate representatives or proxies with respect to the underlying ordinary shares represented by their ADSs. Alternatively, holders of ADSs are entitled to vote by supplying their voting instructions to the depositary or its nominee who will vote the ordinary shares underlying their ADSs in accordance with their instructions. Holders of the Company’s ADSs are entitled to receive notices of shareholders’ meetings under the terms of the deposit agreement relating to the ADSs. Employees who hold vested shares on EquatePlus account are able to vote by submitting instructions online through the EquatePlus platform. Note there are two vested share accounts with Computershare (SPA, in respect of shares arising from a SAYE exercise, and MyShareBank, in respect of vested shares from the Global Incentive Plan). Holders of the Company’s 7% cumulative fixed rate shares are only entitled to vote on any resolution to vary or abrogate the rights attached to the fixed rate shares. Holders have one vote for every fully paid 7% cumulative fixed rate share. Liquidation rights In the event of the liquidation of the Company, after payment of all liabilities and deductions in accordance with English law, the holders of the Company’s 7% cumulative fixed rate shares would be entitled to a sum equal to the capital paid up on such shares, together with certain dividend payments, in priority to holders of the Company’s ordinary shares. The holders of the fixed rate shares do not have any other right to share in the Company’s surplus assets. Pre-emptive rights and new issues of shares Under section 549 of the Companies Act 2006 Directors are, with certain exceptions, unable to allot the Company’s ordinary shares or securities convertible into the Company’s ordinary shares without the authority of the shareholders in a general meeting. In addition, section 561 of the Companies Act 2006 imposes further restrictions on the issue of equity securities (as defined in the Companies Act 2006 and which include the Company’s ordinary shares and securities convertible into ordinary shares) which are, or are to be, paid up wholly in cash and not first offered to existing shareholders. The Company’s Articles of Association allow shareholders to authorise Directors for a period specified in the relevant resolution to allot (i) relevant securities generally up to an amount fixed by the shareholders; and (ii) equity securities for cash other than in connection with a pre-emptive offer up to an amount specified by the shareholders and free of the pre-emption restriction in section 561. At the 2022 AGM the amount of relevant securities fixed by shareholders under (i) above and the amount of equity securities specified by shareholders under (ii) above were in line with the Pre-Emption Group’s Statement of Principles. Further details of such proposals are provided in the 2023 Notice of AGM. Shareholder information (continued) 232 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Disclosure of interests in the Company’s shares There are no provisions in the Articles of Association whereby persons acquiring, holding or disposing of a certain percentage of the Company’s shares are required to make disclosure of their ownership percentage although such requirements exist under the DTRs. General meetings and notices Subject to the Articles of Association, AGMs are held at such times and place as determined by the Directors of the Company. The Directors may also, when they think fit, convene other general meetings of the Company. General meetings may also be convened on requisition as provided by the Companies Act 2006. An AGM is required to be called on not less than 21 days’ notice in writing. Subject to obtaining shareholder approval on an annual basis, the Company may call other general meetings on 14 days’ notice. The Directors may determine that persons entitled to receive notices of meetings are those persons entered on the register at the close of business on a day determined by the Directors but not later than 21 days before the date the relevant notice is sent. The notice may also specify the record date, the time of which shall be determined in accordance with the Articles of Association and the Companies Act 2006. Under section 336 of the Companies Act 2006, the AGM must be held each calendar year and within six months of the Company’s year end. Variation of rights If at any time the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act 2006, either with the consent in writing of the holders of three quarters in nominal value of the shares of that class or at a separate meeting of the holders of the shares of that class. At every such separate meeting all of the provisions of the Articles of Association relating to proceedings at a general meeting apply, except that (i) the quorum is to be the number of persons (which must be at least two) who hold or represent by proxy not less than one third in nominal value of the issued shares of the class or, if such quorum is not present at an adjourned meeting, one person who holds shares of the class regardless of the number of shares he holds; (ii) any person present in person or by proxy may demand a poll; and (iii) each shareholder will have one vote per share held in that particular class in the event a poll is taken. Class rights are deemed not to have been varied by the creation or issue of new shares ranking equally with or subsequent to that class of shares in sharing in profits or assets of the Company or by a redemption or repurchase of the shares by the Company. Limitations on transfer, voting and shareholding As far as the Company is aware there are no limitations imposed on the transfer, holding or voting of the Company’s ordinary shares other than those limitations that would generally apply to all of the shareholders, those that apply by law (e.g. due to insider dealing rules) or those that apply as a result of failure to comply with a notice under section 793 of the Companies Act 2006. No shareholder has any securities carrying special rights with regard to control of the Company. The Company is not aware of any agreements between holders of securities that may result in restrictions on the transfer of securities. Documents on display The Company is subject to the information requirements of the Exchange Act applicable to foreign private issuers. In accordance with these requirements the Company files its Annual Report on Form 20-F and other related documents with the SEC. These documents may be inspected at the SEC’s public reference rooms located at 100 F Street, NE Washington, DC 20549. Information on the operation of the public reference room can be obtained in the United States by calling the SEC on +1-800-SEC-0330. In addition, some of the Company’s SEC filings, including all those filed on or after 4 November 2002, are available on the SEC’s website at sec.gov. Click to download a copy of the Company’s Articles of Association. Copies can also be obtained from the Company’s registered office Material contracts At the date of this Annual Report the Group is not party to any contracts that are considered material to its results or operations except for: – its EUR 3,840,000,000 (as increased to EUR 3,990,000,000) and USD 3,935,000,000 (as increased to USD 4,004,000,000) revolving credit facilities which are discussed in note 21 ‘Borrowings’ to the consolidated statements; – the Contribution and Transfer Agreement dated 31 December 2016, as amended, relating to the contribution and/or transfer of shares in Ziggo Group Holding B.V. and Vodafone Libertel B.V. to Lynx Global Europe II B.V. and the formation of the Netherlands joint venture; – the Implementation Agreement dated 20 March 2017, as amended, relating to the combination of the Indian mobile telecommunications businesses of Vodafone Group and Idea Group as detailed in note 27 ‘Acquisitions and disposals’ to the consolidated financial statements; – the Deed of Merger dated 31 March 2020 relating to the combination of Vodafone Italy’s towers with INWIT’s passive network infrastructure; – the Investment Agreement dated 9 November 2022, as amended, and Shareholders’ Agreement dated 22 March 2023, by which Vodafone established a co-control partnership for Vantage Towers AG with a consortium of long-term infrastructure investors led by Global Infrastructure Partners and KKR; – the Relationship Agreement entered into with Emirates Telecommunications Group Company PJSC (“e&”) on 11 May 2023, relating to (i) the proposed appointment of up to two individuals nominated by e& as non-executive directors to the Board of Vodafone Group Plc and (ii) the ongoing relationship between e& and the Company; and – the Contribution Agreement dated 14 June 2023, between, inter alia, Vodafone and CK Hutchison Holdings Limited in relation to a combination of their UK telecommunication businesses, respectively Vodafone UK and Three UK. Exchange controls There are no UK Government laws, decrees or regulations that restrict or affect the export or import of capital including, but not limited to, foreign exchange controls on remittance of dividends on the ordinary shares or on the conduct of the Group’s operations. Taxation As this is a complex area, investors should consult their own tax adviser regarding the US federal, state and local, the UK and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances. This section describes, primarily for a US holder (as defined below), in general terms, the principal US federal income tax and UK tax consequences of owning or disposing of shares or ADSs in the Company held as capital assets (for US and UK tax purposes). This section does not, however, cover the tax consequences for members of certain classes of holders subject to special rules including, for example, US expatriates and former long-term residents of the United States; officers and employees of the Company; holders that, directly, indirectly or by attribution, hold 5% or more of the Company’s stock (by vote or value); financial institutions; insurance companies; individual retirement accounts and other tax-deferred accounts; tax-exempt organisations; dealers in securities or currencies; investors that will hold shares or ADSs as part of straddles, hedging transactions or conversion transactions for US federal 233 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information income tax purposes; investors holding shares or ADSs in connection with a trade or business conducted outside of the US; or US holders whose functional currency is not the US dollar. A US holder is a beneficial owner of shares or ADSs that is for US federal income tax purposes: – an individual citizen or resident of the United States; – a US domestic corporation; – an estate, the income of which is subject to US federal income tax regardless of its source; or – a trust, if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for US federal income tax purposes. If an entity or arrangement treated as a partnership for US federal income tax purposes holds the shares or ADSs, the US federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the tax treatment of the partnership. Holders that are entities or arrangements treated as partnerships for US federal income tax purposes should consult their tax advisers concerning the US federal income tax consequences to them and their partners of the ownership and disposition of shares or ADSs by the partnership. This section is based on the US Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and on the tax laws of the UK, the Double Taxation Convention between the United States and the UK (the ‘treaty’) and current HM Revenue and Customs (‘HMRC’) practice, all as of the date hereof. These laws and such practice are subject to change, possibly on a retroactive basis. This section is further based in part upon the representations of the depositary and assumes that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For the purposes of the treaty and the US-UK double taxation convention relating to estate and gift taxes (the ‘Estate Tax Convention’), and for US federal income tax and UK tax purposes, this section is based on the assumption that a holder of ADRs evidencing ADSs will generally be treated as the owner of the shares in the Company represented by those ADRs. Investors should note that a ruling by the first-tier tax tribunal in the UK has cast doubt on this view, but HMRC have stated that they will continue to apply their long-standing practice of regarding the holder of such ADRs as holding the beneficial interest in the underlying shares. Similarly, the US Treasury has expressed concern that US holders of depositary receipts (such as holders of ADRs representing our ADSs) may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between such holders and the issuer of the security underlying the depositary receipts, or a party to whom depositary receipts or deposited shares are delivered by the depositary prior to the receipt by the depositary of the corresponding securities, has taken actions inconsistent with the ownership of the underlying security by the person claiming the credit, such as a disposition of such security. Such actions may also be inconsistent with the claiming of the reduced tax rates that may be applicable to certain dividends received by certain non-corporate holders, as described below. Accordingly, (i) the creditability of any UK taxes and (ii) the availability of the reduced tax rates for any dividends received by certain non-corporate US holders, each as described below, could be affected by actions taken by such parties or intermediaries. Generally exchanges of shares for ADRs and ADRs for shares will not be subject to US federal income tax or to UK tax other than stamp duty or stamp duty reserve tax. Taxation of dividends UK taxation Under current UK law, there is no requirement to withhold tax from the dividends that we pay. Shareholders who are within the charge to UK corporation tax will be subject to corporation tax on the dividends we pay unless the dividends fall within an exempt class and certain other conditions are met. It is expected that the dividends we pay would generally be exempt. Individual shareholders in the Company who are resident in the UK will be subject to the income tax on the dividends we pay. Dividends will be taxable in the UK at the dividend rates applicable where the income received is above the dividend allowance (£1,000 in this tax year, falling to £500 from 6 April 2024) which is taxed at a nil rate. Dividend income is treated as the highest part of an individual shareholder’s income and the dividend allowance will count towards the basic or higher rate limits (as applicable) which may affect the rate of tax due on any dividend income in excess of the allowance. US federal income taxation Subject to the passive foreign investment company (‘PFIC’) rules described below, a US holder is subject to US federal income taxation on the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US holder’s basis in the shares or ADSs and thereafter as capital gain. However, the Company does not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US holders should therefore assume that any distribution by the Company with respect to shares will be reported as ordinary dividend income. Dividends paid to a non-corporate US holder will be taxable to the holder at the reduced rate normally applicable to long-term capital gains provided that certain requirements are met. Dividends must be included in income when the US holder, in the case of shares, or the depositary, in the case of ADSs, actually or constructively receives the dividend and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. The amount of the dividend distribution to be included in income will be the US dollar value of the pound sterling or euro payments made determined at the spot pound sterling/US dollar rate or the spot euro/ US dollar rate, as applicable, on the date the dividends are received by the US holder, in the case of shares, or the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into US dollars at that time. If dividends received in pounds sterling or euros are converted into US dollars on the day they are received, the US holder generally will not be required to recognise any foreign currency gain or loss in respect of the dividend income. Where UK tax is payable on any dividends received, a US holder may be entitled, subject to certain limitations, to a foreign tax credit in respect of such taxes. Taxation of capital gains UK taxation A US holder that is not resident in the UK will generally not be liable for UK tax in respect of any capital gain realised on a disposal of our shares or ADSs. Shareholder information (continued) 234 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

However, a US holder may be liable for both UK and US tax in respect of a gain on the disposal of our shares or ADSs if the US holder: – is a citizen of the United States and is resident in the UK; – is an individual who realises such a gain during a period of ‘temporary non-residence’ (broadly, where the individual becomes resident in the UK, having ceased to be so resident for a period of five years or less, and was resident in the UK for at least four out of the seven tax years immediately preceding the year of departure from the UK); – is a US domestic corporation resident in the UK by reason of being centrally managed and controlled in the UK; or – is a citizen or a resident of the United States, or a US domestic corporation, that has used, held or acquired the shares or ADSs in connection with a branch, agency or permanent establishment in the UK through which it carries on a trade, profession or vocation in the UK. In such circumstances, relief from double taxation may be available under the treaty. Holders who may fall within one of the above categories should consult their professional advisers. US federal income taxation Subject to the PFIC rules described below, a US holder that sells or otherwise disposes of our shares or ADSs generally will recognise a capital gain or loss for US federal income tax purposes equal to the difference, if any, between the US dollar value of the amount realised and the holder’s adjusted tax basis, determined in US dollars, in the shares or ADSs. This capital gain or loss will be a long-term capital gain or loss if the US holder’s holding period in the shares or ADSs exceeds one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations. Additional tax considerations UK inheritance tax An individual who is domiciled in the United States (for the purposes of the Estate Tax Convention) and is not a UK national will not be subject to UK inheritance tax in respect of our shares or ADSs on the individual’s death or on a transfer of the shares or ADSs during the individual’s lifetime, provided that any applicable US federal gift or estate tax is paid, unless the shares or ADSs are part of the business property of a UK permanent establishment or pertain to a UK fixed base used for the performance of independent personal services. Where the shares or ADSs have been placed in trust by a settlor they may be subject to UK inheritance tax unless, when the trust was created, the settlor was domiciled in the United States and was not a UK national. Where the shares or ADSs are subject to both UK inheritance tax and to US federal gift or estate tax, the estate tax convention generally provides a credit against US federal tax liabilities for UK inheritance tax paid. UK stamp duty and stamp duty reserve tax Stamp duty will, subject to certain exceptions, be payable on any instrument transferring our shares to the custodian of the depositary at the rate of 1.5% on the amount or value of the consideration if on sale or on the value of such shares if not on sale. Stamp duty reserve tax (‘SDRT’), at the rate of 1.5% of the amount or value of the consideration or the value of the shares, could also be payable in these circumstances but no SDRT will be payable if stamp duty equal to such SDRT liability is paid. Following rulings of the European Court of Justice and the first-tier tax tribunal in the UK, HMRC have confirmed that the 1.5% SDRT charge will not be levied on an issue of shares to a depositary receipt system on the basis that such a charge is contrary to EU law. The effect of this EU case law will continue to be recognised and followed in the United Kingdom pursuant to the provisions of the European Union (Withdrawal) Act 2018, even though the United Kingdom is no longer part of the EU, and HMRC’s published practice remains that the 1.5% charge will remain disapplied in such cases. However, this treatment may be modified as a result of the Retained EU Law (Revocation and Reform) Bill 2022 (if enacted without amendment). No stamp duty should in practice be required to be paid on any transfer of our ADSs provided that the ADSs and any separate instrument of transfer are executed and retained at all times outside the UK. A transfer of our shares in registered form will attract ad valorem stamp duty generally at the rate of 0.5% of the purchase price of the shares. There is no charge to ad valorem stamp duty on gifts. SDRT is generally payable on an unconditional agreement to transfer our shares in registered form at 0.5% of the amount or value of the consideration for the transfer, but if, within six years of the date of the agreement, an instrument transferring the shares is executed and stamped, any SDRT which has been paid would be repayable or, if the SDRT has not been paid, the liability to pay the tax (but not necessarily interest and penalties) would be cancelled. However, an agreement to transfer our ADSs will not give rise to SDRT. PFIC rules We do not believe that our shares or ADSs will be stock of a PFIC for US federal income tax purposes for our current taxable year or the foreseeable future. This conclusion is a factual determination that is made annually and thus is subject to change. If we are a PFIC, US holders of shares would be required (i) to pay a special US addition to tax on certain distributions and (ii) any gain realised on the sale or other disposition of the shares or ADSs would in general not be treated as a capital gain unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs. Otherwise a US holder would be treated as if he or she has realised such gain and certain ‘excess distributions’ rateably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated. An interest charge in respect of the tax attributable to each such preceding year beginning with the first such year in which our shares or ADSs were treated as stock in a PFIC would also apply. In addition, dividends received from us would not be eligible for the reduced rate of tax described above under ‘Taxation of dividends – US federal income taxation’. Back-up withholding and information reporting Payments of dividends and other proceeds to a US holder with respect to shares or ADSs, by a US paying agent or other US intermediary will be reported to the Internal Revenue Service and to the US holder as may be required under applicable regulations. Back-up withholding may apply to these payments if the US holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. Certain US holders are not subject to back-up withholding. US holders should consult their tax advisers about these rules and any other reporting obligations that may apply to the ownership or disposition of shares or ADSs, including requirements related to the holding of certain foreign financial assets. 235 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

The Company was incorporated under English law in 1984 as Racal Strategic Radio Limited (registered number 1833679). After various name changes, 20% of Racal Telecom Plc share capital was offered to the public in October 1988. The Company was fully demerged from Racal Electronics Plc and became an independent company in September 1991 at which time it changed its name to Vodafone Group Plc. Since then we have entered into various transactions which impacted the development of the Group. The most significant in the year ended 31 March 2023 are summarised below. – On 9 November 2022, the Vodafone Group announced a strategic co-control partnership with GIP and KKR for its 81.7% stake in Vantage Towers AG (‘Vantage Towers’). On 13 December 2022, the new joint venture, Oak Holdings GmbH (‘Oak Holdings’), launched a voluntary takeover offer to minority shareholders of Vantage Towers and this completed in January 2023. Following completion of the voluntary takeover offer, Oak Holdings holds a 89.3% stake in Vantage Towers. On 23 March 2023, Vodafone announced the completion of the co-control partnership and received initial net cash proceeds of €4.9 billion. Following completion Vodafone now holds a 64.2% shareholding in Oak Holdings. Oak Holdings and Vantage Towers have separately reached an agreement on a domination and profit and loss transfer agreement which was approved by Vantage Towers shareholders at an extraordinary general meeting on 5 May 2023. Oak Holdings also announced on 20 March 2023 an agreement to de-list the shares of Vantage Towers. – On 13 December 2022, the Vodafone Group completed the transfer of its 55% shareholding in Vodafone Egypt to its subsidiary, Vodacom Group Limited (‘Vodacom’). The Vodafone Group was issued 242 million shares in Vodacom and received cash proceeds of €577 million in exchange for its shareholding in Vodafone Egypt. As a result, Vodafone’s shareholding in Vodacom increased from 60.5% to 65.1%. – On 31 January 2023, the Vodafone Group completed the sale of 100% of Vodafone Hungary (Vodafone Magyarország Zrt) to 4iG Public Limited Company and Corvinus Zrt for a cash consideration of HUF 660 billion (€1.6 billion). – On 7 February 2023, Vodafone Idea Limited (‘Vi’) converted liabilities owed to the Government of India into equity shares. Following the transaction, the Government of India’s shareholding in Vi was 33.4%, and Vodafone Group’s shareholding was 31.7%. – On 14 February 2023, the Vodafone Group exercised warrants issued by Vi in July 2022. The total consideration of INR 4.4 billion (€49 million) was settled on issuance of the warrants in July 2022 and Vodafone Group received an additional 428 million shares in February 2023. Following the issuance of shares, Vodafone’s holding in Vi was equivalent to a 32.3% shareholding, with the Government of India’s shareholding being diluted to 33.1%. – On 21 February 2023, the Vodafone Group completed the sale of its 70% shareholding in Vodafone Ghana (Ghana Telecommunications Company Limited) to Telecel Group. – On 7 March 2023, the Vodafone Group completed the sale of 50% of its German fibre-to-the-home (‘FTTH’) company to Altice. The joint venture will deploy FTTH to up to seven million homes in Germany over six years and will offer wholesale access to all telecommunications service providers, with Vodafone Germany as the anchor tenant. – On 29 March 2023, the Vodafone Group announced the initiation of procedures for a statutory merger and squeeze-out of minority shareholders in Kabel Deutschland Holding AG (’KDG’). As of 31 March 2023, Vodafone owned 94.0% of KDG’s share capital. Vodafone KDG will acquire the shares of all KDG minority shareholders, and KDG will be merged into Vodafone KDG. Read more in our financial statements, note 12 ‘Investments in associate and joint arrangements’ Click here to view a simplified holding structure for the Vodafone Group: investors.vodafone.com/ VodafoneGroupHoldingStructure Introduction Our operating companies are generally subject to regulation governing their business activities. Such regulation typically takes the form of industry-specific law and regulation covering telecommunications services and general competition (anti-trust) law applicable to all activities. The following section describes the regulatory frameworks and the key regulatory developments at national and regional level and in the European Union (‘EU’), in which we had significant interests during the period ended 31 March 2023. Many of the regulatory developments reported in the following section involve ongoing proceedings or consideration of potential proceedings that have not reached a conclusion. Accordingly, we are unable to attach a specific level of financial risk to our performance from such matters. European Union (‘EU’) The European Electronic Communications Code (‘Code’) has updated the telecoms regulatory framework in Europe. The transposition process was due in December 2020 across all the Member States, but it has experienced delays in several countries. As a consequence, the European Commission (‘EC’) started infringement procedures against the remaining Member States at the same time, and afterwards referred the breach to the Court of Justice of the European Union (‘CJEU’). As of 31 March 2023, all markets (within our footprint) have transposed the Code into national legislation. Additionally, outside the EU, Albania is consulting on the transposition of the Code into Albanian legislation, with aim of fully aligning Albanian telecommunications legislation with the EU, as part of the integration package for the accession of Albania to the EU. Addressing the challenges posed by the COVID-19 pandemic, the Next Generation EU package is the Union’s means to support the recovery processes in EU Member States. The bulk of the proposed recovery measures are funded by a new temporary recovery instrument, the EU Recovery and Resilience Facility (‘RRF’), worth nearly €750 billion, which was adopted in December 2020. A significant amount is allocated towards digital and green initiatives, with a minimum threshold of 20% of the RRF to be allocated to digital and 37% to green initiatives. As of 31 March 2023, the EC had approved the national plans under the RRF for all 27 EU Member States, of which Czech Republic, Germany, Greece, Ireland, Italy, Portugal, Romania and Spain are within Vodafone’s footprint. In February 2022, the EC published its proposal for a regulation laying down harmonised rules on fair access to and fair use of data (the ‘Data Act’). The Regulation applies to manufacturers of connected devices, data holders, recipients, and providers of data processing services (cloud service providers) who will be subject to new requirements to support switching and interoperability. Negotiations are ongoing. The Digital Markets Act (‘DMA’) was agreed in March 2022 and published in the official EU Journal in November 2022. The Commission is preparing for implementation. Providers of online platforms who pass the quantitative thresholds to be designated as ’gatekeepers’ (annual turnover of €7.5 billion within the EU or a worldwide market valuation of €75 billion, plus 45 million monthly active end-users and 10,000 business users) will be subject new ex-ante regulatory obligations under the DMA. This designation will take place between May and September 2023, with a grace period of six months thereafter before enforcement proceedings will begin in early 2024. The Digital Services Act (‘DSA’) was also agreed in 2022 and published in the official EU Journal in November 2022. Online platforms, who have new obligations under the DSA, will be required to report their numbers of active users to the Commission, to inform the designation of Very Large Online Platforms (‘VLOPs’) who will be subject to additional risk assessment and platform design obligations. For the VLOPs, enforcement will begin in mid-2023, however, obligations for online platforms below this threshold will not take effect until early 2024. History and development Regulation Unaudited information 236 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

On 1 July 2022, the EU-Roaming Recast Regulation entered into force, prolonging the existing Regulation to ensure the continuation of Roam-Like-at-Home (‘RLAH’) for 10 years. The new regulation reduces the wholesale price caps for all services (data, voice and SMS) and brings new measures on transparency (including on the use of non-terrestrial networks), quality of service (‘QoS’) and access to emergency communications. In October and December 2022, respectively, the European Body of Regulators (‘BEREC’) published its final wholesale and retail guidelines providing interpretation guidance to the Regulation. On 15 September 2022, the European Commission adopted its draft Cyber Resilience Act (‘CRA’), introducing horizontal cybersecurity requirements for products with digital elements and associated services that are placed on the European single market. Products in scope will be subject to conformity assessment. Highly critical products will be subject to European cybersecurity certification schemes. The EC’s draft CRA has entered the co-legislative process which will be completed at the end of 2023 at the earliest, with new legislation coming into force during the course of 2024 and applicable two years thereafter. Negotiations on the Artificial Intelligence Act (‘AI Act’) are progressing, with the Council agreeing a General Approach on the file in December 2022. Annex III of the draft AI Act describes a number of AI systems that pose a ‘high risk’ and will therefore be subject to additional ex-ante regulatory obligations and conformity assessment process before being placed on the market. Amendments in the Parliament and Council include ‘management of the Internet’ and ‘safety components of critical digital infrastructure’ within Annex III. On 15 December 2022, the European institutions jointly signed the European Declaration on Digital Rights and Principles for the Digital Decade (‘Declaration’), covering issues including inclusion, freedom of choice online, online safety and security, and sustainable digitalisation. The Declaration puts forward, inter alia, the commitment to “developing adequate frameworks so that all market actors benefiting from the digital transformation assume their social responsibilities and make a fair and proportionate contribution to the costs of public goods, services and infrastructures, for the benefit of all people living in the EU”. In January 2023, the EU Digital Decade Policy Programme 2030 came into force. The initiative, a decision of the European Parliament (‘Parliament’) and the Council of the European Union (‘Council’), sets targets to be met by Member States by 2030 on the following four key pillars: a digitally skilled population and highly skilled digital professionals; secure and sustainable digital infrastructures (target is to have all European households connected to gigabit speeds and all populated areas covered by 5G); digital transformation of businesses; and digitalisation of public services. Member States should submit to the Commission national digital decade strategic roadmaps showing how they intend to meet these targets up to 2030. The EC is accountable for continually monitoring progress towards these targets by means of key performance indicators, which it is currently consulting on. The first report towards progress is expected by September 2023. In February 2023, the EC published the draft Gigabit Infrastructure Act (‘GIA’) (revising the 2014 Broadband Cost Reduction Directive). The GIA aims to reduce the cost of deploying gigabit electronic communication networks by improving the permit granting process and specifying that fees cannot exceed administrative costs. All permit-granting submissions will need to go through a single information point in each Member State, and timely approval of permits has been strengthened by cutting wait times to four months and including the right to compensation for damage caused by non-compliance with deadlines. The EC will publish an implementing act specifying permit exemption categories, which are currently not included in the proposal. This is set to be completed 18 months following GIA adoption. The GIA is expected to be passed by the end of March 2024. In addition to the GIA proposals, the Commission has published a far-reaching consultation on the future of the electronic communications sector and its infrastructure. The consultation contains over 60 questions over four chapters, covering: (i) technological and market developments; (ii) fairness for consumers; (iii) barriers to the single market; and (iv) achieving a fair contribution from all digital players to connectivity infrastructure. The deadline for response was 19 May 2023. Country specific Germany In July 2022, the national regulatory authority (‘NRA’) (‘BNetzA’) published its final regulation regarding the wholesale access markets (so-called Market 3a). There have been no significant changes to the regulation of copper network access; however the decision does implement a light touch regulation of fibre access (‘FTTH’). For the first time in Germany, an access regime for FTTH based on full equivalence of input will enforce the equal treatment of wholesale demand and Deutsche Telekom’s (‘DT’) retail arm. In addition, BNetzA will improve access to DT’s passive infrastructure (ducts, masts) due to its significant market power on broadband wholesale markets, including introducing regulated prices for the first time. In addition, the new regulation prolongs current unbundled local loop and bitstream access to DT’s copper network. Additionally, BNetzA have published a new draft regulation for wholesale central access (so-called Market 3b) for consultation. The final regulation is pending. Licences for frequency allocations at 800MHz, parts of 1800MHz, and 2600MHz will expire at the end of 2025. Vodafone Germany currently holds allocations at 800MHz and 2600MHz. BNetzA is therefore assessing its options on how to proceed on the reallocation of this spectrum. It may either re-auction the spectrum, or prolong the existing licences, or a combination of these. BNetzA furthermore considers swapping the licence terms for the 800MHz and 900MHz allocations. Thus, 900MHz instead of 800MHz spectrum would now be auctioned, and the 800MHz allocations would be prolonged till 2033. BNetzA is expected to make a final decision on next steps by the end of 2023. In 2019, Vodafone acquired spectrum at 2.1GHz and 3.6GHz. The spectrum allocation includes coverage obligations which, depending on the specifics of the obligation, to be fulfilled by end of either 2022 or 2024. All mobile network operators have reported on time on the status of obligation fulfilment for the 2022 obligations, including given judicial or factual circumstances hindering fulfilment. BNetzA is assessing the reports, including Vodafone’s. Results are expected by the end of June 2023, and it is possible that BNetzA will decide to impose fines in event of non-fulfilment. Italy In March 2017, the NRA (‘AGCOM’) imposed a minimum billing period of one month for fixed and converged offers, effective by the end of June 2017. The operators appealed AGCOM’s resolution before the Administrative Court and the appeal was rejected in February 2018. Vodafone Italy filed an appeal before the Council of State and, after the public hearing held in July 2020, the Council of State issued a Preliminary referral to the CJEU in order to assess if AGCOM has the power to impose minimum and binding billing periods under EU law. The proceeding before the CJEU is still pending, with a decision expected by the end of June 2023. In January 2020, the national competition authority (‘AGCM’) ruled that Vodafone Italy, Telecom Italia (‘TIM’), Fastweb and WindTre had coordinated their commercial strategies relating to the transition from four-week billing (28 days) to monthly billing, with the maintenance of an 8.6% price increase, in violation of Art.101 of Treaty on the Functioning of the EU (‘TFEU’). In July 2021, the Administrative Tribunal published its judgment annulling the AGCM’s decision and fine against Vodafone Italy for lack of evidence, accepting all of Vodafone Italy’s defensive arguments. According to the Tribunal, the alleged infringement was in fact the outcome of the companies’ independent choices to comply with legislation imposing an obligation to issue customer bills on a monthly 237 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Regulation (continued) Unaudited information basis. Prior to the Tribunal decision, Vodafone Italy had agreed to pay the €60 million fine in 15 monthly instalments of €4 million each. Following the Tribunal decision, Vodafone Italy started the process to be reimbursed for the two instalments, totalling €8 million, paid so far. The AGCM has submitted an appeal against the Tribunal decision to the Council of State. The public hearing was held on 26 January 2023 and Vodafone Italy is now waiting for the final decision of the Council of State, which is expected by the end of June 2023. In January 2021, TIM proposed a final fibre network co-investment to AGCOM, which was approved in December 2021. However, TIM has subsequently sought to amend the co-investment offer, to include the ability for it to increase wholesale prices to account for inflation. Therefore, in November 2022, AGCOM started a new market consultation on the amended co-investment offer, including the new price indexing mechanism. The proceedings are not yet concluded, and the final decision is expected by the end of June 2023. United Kingdom In November 2021, the Telecommunications Security Act (‘TSA’) was passed into legislation. This modified the Communications Act to allow the Secretary of State to issue High Risk Vendor (‘HRV’) designations that restrict the usage of named equipment suppliers. In October 2022, a HRV designation was issued mandating the removal of Huawei from 5G networks by the end of 2027 and restricting the use of Huawei equipment in UK telecoms networks in the meantime. The TSA also allows the Secretary of State to issue security regulations requiring providers of electronic communications networks and services to comply with a specified Code of Practice. After consultation, in September 2022, the Department for Digital, Culture, Media and Sport issued such security regulations, and the associated Code of Practice clarified the requirements and permitted longer implementation timescales for Vodafone UK than had originally been proposed in the TSA. Similarly, after consultation Ofcom has established the compliance regime associated with the Code of Practice. The NRA (‘Ofcom’) concluded a review of UK mobile market in December 2022. In its conclusions, Ofcom outlined its intention to make decisions that will encourage investment in mobile networks. Ofcom also confirmed it remained open-minded on the matter of mobile consolidation. In parallel, the government’s Wireless Infrastructure Strategy review, which is focused on future technologies and infrastructure evolution in the sector, is expected to conclude by September 2023. Ofcom’s review of Net Neutrality rules is underway. While the UK is still committed to high-level open internet alignment under the terms of the UK/EU trade deal, Ofcom has proposed a set of measures designed to aid clarity around the interpretation of the existing rules and outlined a more permissive approach to matters such as tariff differentiation, network slicing and zero rating. Ofcom is expected to conclude its review by end of 2023. In April 2023, the Government launched its Wireless Infrastructure Strategy, which sets out its ambition for 5G between now and 2030. The strategy recognises many of the commercial challenges facing the sector, setting out a number of initiatives aimed at remedying them. These include a plan to set out a clear evidence-based and forward-looking rationale for setting spectrum fees by the end of 2023; an open-minded approach to market consolidation and changes to planning rules to make it easier to alter masts. The strategy also signals the Government’s desire to incentivise take-up of new technology, including releasing funding for local governments and ensuring digital connectivity requirements are at the heart of all future major infrastructure projects. Vodacom: South Africa (‘SA’) The NRA (‘ICASA’) has concluded a Review of the Pro-competitive Conditions imposed on relevant licensees in terms of the Call Termination Regulations and published its draft findings document in March 2022. However, Telkom (a licensed network operator) has initiated a High Court review of the report. ICASA has been unable to conduct the cost modelling or publish the final report. There is no information on expected timelines for this challenge. On 3 April 2022, ICASA published a set of amendments to the End-User and Subscriber Service Charter Regulations 2016 for public comment. The proposed amendments facilitate the easier transfer of unused voice, SMS and data credit that is unused at the expiry of a billing period, which under the rules shall not expire before a period of six months. Vodacom SA submitted a written response to the proposed changes in June 2022 and participated in a public hearing held by ICASA in October 2022. Other Europe: Spain; Ireland; Portugal; Romania; Greece; Czech Republic; Albania Spectrum In Spain, spectrum auctions were held on 21 September 2022. Vodafone Spain acquired two national concessions of 200MHz each, i.e. a total of 400MHz, for €8 million. Additionally, in December 2022 the National State Budget was approved. The law sets a reduction of spectrum fees (for 5G bands 700MHz and 3.5 GHz) for a temporary period of two years (2022 – 2023). This has resulted in €11.2 million savings per year for Vodafone Spain. In Portugal, in July 2021 the NRA (‘ANACOM’) approved the renewal of Vodafone Portugal’s rights of use for 900MHz and 1800MHz until 2033. The spectrum renewal came with coverage obligations, which MNOs reached an agreement for in June 2022, which was then approved by ANACOM in July 2022. Vodafone Portugal has until 13 July 2023 to comply with these additional obligations. Additionally, Vodafone Portugal continues to appeal against certain aspects of the auction conditions for the 5G auction, which concluded in November 2021, claiming the conditions between new entrants and mobile network operators were discriminatory. Legal proceedings are still ongoing, with no expected date of conclusion, and the rights of use remain in place. In Ireland, the NRA (‘ComReg’) progressed with and concluded the main stage of the multi-band spectrum auction in December 2022. Vodafone Ireland acquired spectrum in the following bands: 2x10MHz in the 700MHz band, 2x20MHz in the 2.1GHz band, 2x35MHz and 30MHz in the 2.6GHz band. In Romania, in November 2022, the 5G auction ended with Vodafone Romania acquiring 2x5MHz in the 700MHz band and 100MHz in the 3.5GHz band, rights of use starting in January 2023 and January 2026, respectively. In Czech Republic, in November 2022, the NRA (‘CTU’) renewed Vodafone Czech Republic’s 2100MHz licence until the end of 2041. Renewal includes an obligation to keep Global System for Mobile communication (‘GSM’) until June 2028 and to improve the quality of mobile data service on motorways. In Albania, there were delays to the planned auction of 5G spectrum in all bands. This was due to the new entrant, 4iG, acquiring ONE Telecommunications, which resulted in the NRA (‘AKEP’) supporting the re-balancing of spectrum between the remaining Albanian MNOs, including Vodafone Albania. However, the spectrum re-balancing process was successfully closed on 1 January 2023, and the technical transfer of the spectrum is expected to be finalised by 30 April 2023. As a result, AKEP has announced that the 5G auction for all bands (3.5MHz, 26GHz and 700MHz) will start after the technical transfer of the spectrum. AKEP has started preliminary discussions with the operators on their interest in the bands up for auction, which is expected to happen by July 2023. There is no official document yet on the auction model, prices and other terms. Concerns over electromagnetic field (‘EMF’) triggered a residents’ petition in Greece for the annulment of the 5G Auction Tender document. Despite 238 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information the auction process completing in December 2020 and the assigned spectrum already being in use by Vodafone Greece, the petition against the Tender document was heard in January 2022, and a decision by the Council of State is pending, estimated to conclude by mid-2023. In the case that the petition is accepted, the assignment of 5G spectrum rights will be declared invalid. Universal Service Obligations (‘USO’) and Consumer Support Measures Vodafone Greece has three active appeals against the NRA (‘EETT’). These are in relation to charges amounting to around €16.75 million. €9 million of this is imposed in relation to the provision of universal services by operator OTE for the period of 2010 through to 2011. Vodafone Greece has appealed these costs, with the hearing due in November 2023. The remaining €7.75 million has been imposed on Vodafone Greece due to a decision of EETT on the USO net costs for the period of 2012-2016. Vodafone Greece also appealed these costs, and a final decision is expected by the end of 2023. Similarly, Vodafone Portugal continues to challenge payment notices totalling €34.8 million issued by ANACOM regarding 2012 to 2014 extraordinary compensation of USO costs. In Czech Republic, based on the results of a public tender announced by CTU in December 2022, Vodafone Czech Republic became one of the universal service providers of subsidy (up to CZK 200 per month) to people with certain social needs. The subsidy will be provided by the state through designated service providers. The obligation to provide the subsidy is valid from 1 January 2023 until 31 December 2025. In relation to consumer customer relations, in Spain, there is a Bill pending that will introduce new requirements around the provision of customer care and managing customer complaints, and compensation. The text of the Bill was approved by the Government on 31 May 2022, and it is expected to be fully approved by end of 2023. Networks In Czech Republic, in March 2022, Vodafone Czech Republic and T-Mobile Czech Republic announced a project for joint deployment of fibre infrastructure, with the details of the process now being finalised. Additionally, in Greece, approval for the 5G extension of the existing 4G network sharing agreement between Vodafone Greece and Nova/Wind Hellas is pending with EETT since August 2021. EETT requested both MNOs for additional data, which was submitted by Vodafone in February 2023. A final decision is expected by July 2023. In relation to network security, in Spain, the Government adopted their Cybersecurity Law in March 2022. The law introduces the concept of high-risk suppliers (‘HRS’) and creates a new framework: (i) for identifying HRS; (ii) limiting the use of HRS in both the Core and the Access networks; and (iii) for 5G operators to develop a risk assessment on their networks, and a vendor diversification strategy. No supplier has been identified as ‘high risk’ so far. Roaming Following the successful implementation of the RLAH regime between the ‘West Balkans 6’ (‘WB6’) countries (Albania, Kosovo, Montenegro, Macedonia, Serbia, Bosnia) which from July 2021 has removed roaming surcharge rates between these countries, the Regional Cooperation Council has started the discussions to extend roaming reduction tariffs between the EU and WB6. Access In Portugal, in June 2022, ANACOM published its final decision regarding the review of pricing of the Reference Duct Access Offer (‘RDAO’) and Reference Poles Access Offer (‘RPAO’) provided by the incumbent, MEO. ANACOM’s decision is based on evidence that action was needed in order to ensure cost orientation of prices applicable to said infrastructure. The decision was retrospectively applicable as of 15 February 2022 and reduced RDAO’s monthly fees by 35% and RPAO’s monthly fees by 20%. Additionally, in Greece, the EETT issued its final decision on wholesale access markets in February 2023. In general, the EETT has maintained the majority of the remedies, given the incumbent (‘OTE’) still has significant market power (‘SMP’) in these markets. However, it has enhanced access to passive infrastructure. In addition, for FTTH services, whilst it will retain cost orientation obligations, it will lift the margin squeeze obligations on OTE and allow OTE to provide volume discounts. In Czech Republic, in September 2021, the CTU published a draft market analysis of the mobile wholesale access market, proposing to impose regulation on the wholesale price for mobile voice, SMS and data. The CTU notified these draft measures to the EC, but the EC issued its decision in February 2022, stating that the three criteria test was not met, and ex-ante regulation based on a joint SMP finding was unjustified, and therefore requested the CTU to withdraw the proposals. On 17 August 2022, the CTU published an amended draft market analysis for public consultation. After the consultation process, the CTU notified draft measures to the EC in December 2022. In January 2023, the EC opened an in-depth investigation into the notified measures, which concluded on 24 March 2023, with the EC adopting a decision requiring the CTU to withdraw its proposed draft measure. The Commission’s decision means that CTU cannot adopt its draft measure as notified. Other Africa and Middle East: Democratic Republic of the Congo (DRC); Tanzania; Mozambique; Lesotho; Turkey; Egypt. Devices and registration In Tanzania, the NRA (‘TCRA’) issued regulations that introduce a biometric registration requirement for SIMs, and restrict the number of SIMs a customer may own. The TCRA has directed disconnection of unverified SIMs in this category by 13 February 2023. Vodacom Tanzania consequently disconnected unverified customers as directed, and is now engaging with TCRA and customers to facilitate verification and re-activation, including through a self-verification process that has been approved by TCRA. Similarly, in Lesotho, the Minister of Communication introduced new SIM Registration regulations, which must be complied with by 24 June 2023. The regulations require the operator to enact biometric registration, establish a central database with the Communications Authority, re-register SIMs with a six-month timeline and enforce penalties of Maloti 5k per non-compliant SIM card. Spectrum In Lesotho, Vodacom Lesotho had extended its right to use 3500MHz trial 5G spectrum up to 31 March 2022 when it vacated the spectrum bands upon expiry of these rights of use. Vodacom Lesotho is still engaging with the authorities to convert the trial licence to a permanent licence, which is under consideration by the NRA (‘LCA’). In Mozambique, Vodacom Mozambique is seeking to extend the rights to use spectrum that was temporarily assigned to it during COVID-19. Vodacom Mozambique entered discussions with the NRA (‘ARECOM’) to acquire this spectrum as a permanent licence. The negotiations concluded in January 2023, whereby ARECOM has accepted Vodacom Mozambique’s offer of US$12.5 million for three bands, namely: acquire the 1800MHz and 2100MHz, coupled with 900MHz based on a staggered payment plan over five years, and subject to a down payment of US$40 million. In Turkey, in April 2023, the NRA (BTK) issued a decision providing a six-year extension to the GSM Concession Agreement (2G/900MHz licence) which was due to expire in April 2023. The extension fee for Vodafone Turkey is €120m (+18% VAT). In Tanzania, the TCRA convened a spectrum auction on 11 October 2022. Vodacom Tanzania participated in the auction and successfully acquired licences for spectrum in the 700MHz, 2300MHz and 2600MHz bands. Additionally in Tanzania, on 1 September 2022, Vodacom Tanzania successfully launched its 5G network using the new 3.5GHz frequencies. 239 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Regulation (continued) Unaudited information Regulatory and legal disputes and fines In the Democratic Republic of the Congo (‘DRC’), Vodacom DRC are in ongoing negotiations with the NRA (‘ARPTC’) in relation to new regulatory fees that were first introduced in in March 2022. On 22 October 2022, the MNOs (including Vodacom DRC), Minister of Communications and ARPTC reached an agreement and signed a Memorandum of Understanding (‘MoU’) on the new regulatory fees, setting out revised fees and modality of payment. The MoU also provides for resolution of any pending fines and legal actions in this regard. Execution of each party’s obligations under the MoU is ongoing. In Tanzania, the TCRA found that Vodacom Tanzania had failed to comply with regulatory QoS targets, mostly in the Zanzibar region, and has ordered Vodacom Tanzania to execute network improvement, with threat of fines if it fails to comply. In Tanzania, the Finance Act 2021 introduced a mobile money levy which charged a rate of TZ10 to TZ10,000 for the use of mobile money services. However, the Minister of Finance has since reduced the original levy by 60% and carved out transfers from a bank account to a mobile money account, and transfers between users’ own bank or mobile accounts. There is further ongoing dialogue between the mobile operators’ industry association and the Ministry of Finance on the possibility of eliminating the levy completely. In Lesotho, the LCA issued a penalty of M134 million to Vodacom Lesotho on grounds that its statutory auditor was not independent. Vodacom Lesotho has appealed the fine to the Court and has ultimately agreed to settle with the LCA. The Court issued an order of settlement of the matter, in terms of which the Court inter alia ordered Vodacom Lesotho to pay a total of M4 million to LCA (with M2 million payable by the end of November 2022, and the remaining M2 million payable within two years). This matter is now closed. Networks and access In Turkey, in October 2021, the ICTA introduced a margin squeeze test on wholesale reference offers. Subsequently on 1 June 2022, ICTA permitted a price increase of 67% for Bitstream Wholesale Access Costs, to account for the high inflationary environment. Vodafone Turkey then requested a margin squeeze test from ICTA against the incumbent (Türk Telekom), which then increased its fixed broadband retail tariffs. Additionally, the ICTA has not finalised Türk Telekom’s Reference Offer revision process for two years; therefore, regulated fibre access model and revisions for wholesale service level agreements (‘SLAs’) are still expected. In Tanzania, the TCRA launched a study to update the Interconnection Rates Determination No.5/2017 to determine rates for termination of domestic traffic on mobile networks. The final rate derived from the study, once completed, shall apply retrospectively from 1 January 2023, up to 31 December 2028. In Egypt, Vodafone Egypt is in the process of shutting down 3G technology by end of 2026. The NRA (‘NTRA’) will define an industry 3G shutdown roadmap in line with Vodafone Egypt’s own roadmap. Spectrum Spectrum is a key requirement for the Group’s mobile business and the Group relies on acquiring spectrum licences in order to deliver services to customers and operate its business. An overview of the Group’s spectrum licences is provided on page 241. Mobile termination rates (‘MTRs’) Country by region 20201 20211 20221 20231 Europe Germany (€ cents) 0.90 0.78 0.55 0.40 Italy (€ cents) 0.76 0.67 0.55 0.40 UK (GB£ pence) 0.479 0.468 0.379 0.391 Spain (€ cents) 0.64 0.64 0.55 0.40 Ireland (€ cents) 0.55 0.43 0.43 0.40 Portugal (€ cents) 0.39 0.36 0.36 0.36 Romania (€ cents) 0.76 0.76 0.55 0.40 Greece (€ cents) 0.622 0.622 0.55 0.40 Czech Republic (CZK) 0.248 0.248 0.1406 0.0981 Albania (ALL)2 1.11 1.11 1.11 1.11 Africa and Middle East South Africa (ZAR) 0.10 0.09 0.09 0.09 Democratic Republic of Congo (USD cents) 2.00 2.00 2.00 1.50 Lesotho (LSL/ZAR) 0.12 0.09 0.09 0.09 Mozambique (meticash) (Dollar cents)3 0.37 0.31 0.25 0.18 Tanzania (Tanzanian shillings) 5.20 2.60 2.00 2.00 Turkey (lira) 0.03 0.03 0.03 0.02 Egypt (PTS/Piastres) 11.00 11.00 11.00 11.00 Notes: 1. All MTRs are based on end of financial year values. 2. Albania: There is no official decision so far regarding the reduction of the national MTRs below 1.11 ALL/min. In May 2021 the NRA approved the draft “Results of the cost model of wholesale mobile network services” based on a study by an external consultant. A glidepath was proposed aiming at a maximum MTR of 1.02 ALL/min in 2022 but the NRA never issued a decision imposing the mentioned reduction. 3. Mozambique: New cost model completed and glidepath introduced from January 2021. 240 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Overview of spectrum licences at 31 March 2023 700 MHz 800 MHz 900 MHz 1400 / 1500 MHz 1800 MHz 2.1 GHz 2.3 GHz 2.6 GHz 3.5 GHz Quantity1 (Expiry Date) Quantity1 (Expiry Date) Quantity1 (Expiry Date) Quantity1 (Expiry Date) Quantity1 (Expiry Date) Quantity1 (Expiry Date) Quantity1 (Expiry Date) Quantity1 (Expiry Date) Quantity1 (Expiry Date) Germany 2x10 (2033) 2x10 (2025) 2x10 (2033) 20 (2033) 2x25 (2033) 2x152 (2040) n/a 2x20+25 (2025) 90 (2040) 2x52, 3 (2025) Italy18 2x10 (2037) 2x10 (2029) 2x10 (2029) 20 (2029) 2x15 (2029) 2x15 (2029) n/a 2x15 (2029) 80 (2037) 2x53 (2029) UK4 n/a 2x10 (2033) 2x17.4 20 (2023) 2x5.8 2x14.8 n/a 2x20+25 (2033) 50 (2038) 40 (2041)3, 5 Spain18 2x10 (2041)6 2x10 (2031) 2x10 (2028) n/a 2x20 (2030) 2x15+5 (2030) n/a 2x20+20 (2030) 90 (2038) Ireland 2x10 (2042) 2x10 (2030) 2x10 (2030) n/a 2x25 (2030) 2x20 (2042) n/a 2x35 + 30 (2042) 1057 (2032) Portugal 2x10 (2041) 2x10 (2027) 2x5 (2033) n/a 2x6 (2033) 2x20 (2033) n/a 2x20+25 (2027) 90 (2041) 2x53 (2027) 2x143 (2027) Romania 40 (2025) 2x5 (2047) 2x10 (2029) 2x10 (2029) n/a 2x30 (2029) 2x14.8 (2031) n/a n/a 100 (2047)8 Greece18 2x10 (2036) 2x10 (2030) 2x15 (2027) n/a 2x10 (2027) 2x20 (2036) n/a 2x20+20 (2030) 140 (2035) 2x153 (2035) Czech Republic 2x10 (2036) 2x10 (2029) 2x10 (2029) n/a 2x27 (2029) 2x20 (2041)9 n/a 2x20 (2029) 100 (2032)10 Albania11 n/a 2x10 (2034) 2x8 (2031) n/a 2x9 (2031) 2x15+5 (2025) n/a 2x20+20 (2030) n/a 2x1.83 (2030) 2x143 (2030) 2x53 (2029) 2x43 (2024) 2x53 (2024) 2x53 (2031) South Africa12 2x10 n/a 2x1113 n/a 2x12 2x1513 n/a 80 10 Democratic Republic of Congo n/a 2x10 (2038) 2x6 (2038) n/a 2x18 (2038) 2x10+15 (2032) n/a n/a 2x15 (2026) Lesotho n/a 2x2014 2x2214 n/a 2x3014 2x2014 n/a n/a 2x2114 (2036) 79 (Trial) Mozambique n/a 2x10 (2039) 2x10 (2039) n/a 2x20 (2039) 2x15+5 (2039) n/a n/a 10015 (2024) 2x53, 15 (2028) 2x53, 15 (2028) Tanzania 2x10 (2033) 2x10 (2037) n/a 2x12.5 (2031) n/a 2x10 (2031) 2x15 (2031) 70 (2037) 20 (2037) 2x7+2x14 (2031) Turkey n/a 2x10 (2029) 2x11 (2023)16 n/a 2x10 (2029) 2x15+5 (2029) n/a 2x15+10 (2029) n/a 2x1.43 (2029) Egypt n/a n/a 2x12.5 (2031) n/a 2x10 (2031) 2x20 (2031) n/a 40 (2031)17 n/a Notes: 1. All: Single (or unpaired) blocks of spectrum are used for asymmetric data (non-voice) use; block quantity has been rounded to the nearest whole number. 2. Germany: The allocation of 2.1GHz will change to the following: At present we have 2x15 MHz (2040) and 2x5 (2025); in January 2026 will have 2x20 MHz (2040). 3. Multiple: Blocks within the same spectrum band but with different licence expiry dates are separately identified. 4. UK: All UK spectrum licences are perpetual so any dates given are the ones from which licence fees become payable, and where no date is given this means that licence fees already apply. 5. UK: Currently in the transition period of the 3.4-3.8 GHz defragmentation deal with Virgin Media O2. Once the transition is completed in 2025, Vodafone will have 90 MHz with an expiry date of 2038. 6. Spain: The initial term of the licence is 20 years, with the option to renew the licence for an additional 20 years as long as the licence conditions have been met. 7. Ireland: 105 MHz in cities, 85 MHz in regions. 8. Romania: 100 MHz 3.5 GHz licence to start upon expiry of the original 40 MHz licence. 9. Czech Republic: Early extension to the 2.1 GHz licence achieved in 2022, extending the term of the original licence from 2025 to 2041. 10. Czech Republic: Includes 40 MHz acquired from PODA, with same licence duration as the other 60 MHz. 11. Albania: As part of the merger remedies from the ONE-ALBtelecom merger, Vodafone has agreed to acquire the following spectrum from the merged entity effective 1 May 2023: 2x4.5 MHz of 1800 MHz expiring June 2024; 2x7.2 MHz of 1800 MHz expiring March 2034; 2x5 MHz of 2.1 GHz expiring June 2026; and 2x20 MHz of 2.6 GHz expiring May 2031. 12. South Africa: Under South Africa’s licensing regime, Vodacom has been assigned a network and service operating licence. This operating licence permits Vodacom South Africa to be assigned spectrum licences which are valid for the duration of the operating licence, subject to annual renewal through the payment of annual spectrum usage regulatory fees. Vodacom’s operating licence will expire in 2029. 13. South Africa: The South African Regulator has indicated that it has approved Vodacom’s 2100 MHz licence amendment which effectively returns the 2100TDD spectrum. Surrender of 2x1 MHz in 900 MHz due to band harmonisation imminent. 14. Lesotho: Vodacom’s Lesotho spectrum licences are attached to a unified services licence and renewed annually. 1x79 MHz of 3.5GHz has been licensed on a temporary basis and is pending renewal. 15. Mozambique: 3.5GHz spectrum for 5G trial which was extended to 2024. 2x5 of 2.1GHz and 2x5 of 1800 MHz have been acquired for 5 years expirying in 2028. A further 2x2 MHz of 900 MHz was also acquired expiring in line with the overall unified licence. 16. Turkey: Extension of 2x11 MHz licence up to 30 April 2029 was completed on 18 April 2023. Licence extension Protocol is subject to Council of State’s opinion which is pending. 17. Egypt: The first tranche of 20 MHz of 2.6 GHz was made available In November 2021 and the second tranche of 20 MHz was received in January 2022. 18. Multiple: We currently hold mmWave 26 GHz licences in Italy, Spain and Greece. 241 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Form 20-F cross reference guide No other information in this document is included in the 2023 Form 20-F or incorporated by reference into any filings by us under the Securities Act. Please see ‘Documents on display’ on page 233 for information on how to access the 2023 Form 20-F as filed with the SEC. The 2023 Form 20-F has not been approved or disapproved by the SEC nor has the SEC passed judgement upon the adequacy or accuracy of the 2023 Form 20-F. Item Form 20-F caption Location in this document Page 1 Identity of Directors, senior management and advisers Not applicable – 2 Offer statistics and expected timetable Not applicable – 3 Key information 3B Capitalisation and indebtedness Not applicable – 3C Reasons for the offer and use of proceeds Not applicable – 3D Risk factors Principal risk factors and uncertainties 51 to 56 4 Information on the Company 4A History and development of the Company Chair’s Message 6 Our Financial Performance 16 to 24 Directors’ report 108 to 109 Note 12 ‘Investments in associates and joint arrangements’ 157 to 164 History and development 236 Contact details Back cover Shareholder information: Contact details for Equiniti and EQ Shareholder Services 230 Shareholder information: Articles of Association and applicable English law 231 Note 1 ‘Basis of preparation’ 127 to 133 Note 2 ‘Revenue disaggregation and segmental analysis’ 134 to 137 Note 7 ‘Discontinued operations and assets held for sale’ 151 Note 11 ‘Property, plant and equipment’ 155 to 156 Note 27 ‘Acquisitions and disposals’ 194 to 195 Note 28 ‘Commitments’ 196 Documents on display 233 4B Business overview About Vodafone 2 Operating in a rapidly changing industry 3 Key performance indicators 4 to 5 Chair’s message 6 Chief Executive’s statement and strategic roadmap 7 Mega trends 8 to 9 Stakeholder engagement 10 to 12 Our financial performance 16 to 25 Purpose, sustainability and responsible business 26 to 50 Note 2 ‘Revenue disaggregation and segmental analysis’ 134 to 137 Regulation 236 to 240 4C Organisation structure Note 31 ‘Related undertakings’ 201 to 209 Note 12 ‘Investments in associates and joint arrangements’ 157 to 164 Note 13 ‘Other investments’ 165 4D Property, plant and equipment Our people strategy 14 TCFD disclosure 58 to 59 Note 20 ‘Leases’ 171 to 173 Note 11 ‘Property, plant and equipment’ 155 to 156 4A Unresolved staff comments None – 5 Operating and financial review and prospects 5A Operating results Our financial performance 16 to 25 Cyber security 42 to 43 Note 1 ‘Basis of preparation’ 127 to 133 Note 21 ‘Borrowings’ 174 to 175 Note 22 ‘Capital and financial risk management’ 176 to 185 Regulation 236 to 240 5B Liquidity and capital resources Our financial performance: Cash flow, capital allocation and funding 23 to 25 Long-term viability statement 57 Directors’ statement of responsibility: Going concern 112 Note 19 ‘Cash and cash equivalents’ 170 Note 21 ‘Borrowings’ 174 to 175 Note 20 ‘Leases’ 171 to 173 Note 22 ‘Capital and financial risk management’ 176 to 185 Note 28 ‘Commitments’ 196 242 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Item Form 20-F caption Location in this document Page 5C Research and development, patents and licences etc. Note 10 ‘Intangible assets’ 153 to 154 Regulation: Overview of spectrum licences 241 5D Trend information Key performance indicators 4 to 5 Mega trends 8 to 9 Long-term viability statement 57 5E Critical accounting estimates Note 1 ‘Basis of preparation’ 127 to 133 6 Directors, senior management and employees 6A Directors and senior management Our Board 65 to 67 Our governance structure 68 Our Executive Committee 69 Division of responsibilities 70 6B Compensation Annual Report on Remuneration: 2023 Remuneration 93 to 106 Remuneration Policy 87 to 92 Note 23 ‘Directors and key management compensation’ 186 6C Board practices Committee activities 61 Our Board 65 to 67 Our governance structure 68 Division of responsibilities 70 Board activities and principal decisions 71 to 72 Nominations and Governance Committee 74 to 76 Audit and Risk Committee 77 to 82 ESG Committee 83 to 84 Remuneration Committee 85 to 86 Remuneration policy 87 to 92 Shareholder information: Articles of Association and applicable English law 231 6D Employees Our people strategy 13 to 15 Workplace equality 33 to 34 Note 24 ‘Employees’ 187 6E Share ownership Annual Report on Remuneration: 2023 Remuneration 93 to 106 Remuneration Policy 87 to 92 All-employee share plans 97 Note 26 ‘Share-based payments’ 192 to 193 7 Major shareholders and related party transactions 7A Major shareholders Shareholder information: Major shareholders 231 7B Related party transactions Annual Report on Remuneration: 2023 Remuneration 93 to 106 Note 13 ‘Other investments’ 165 Note 23 ‘Directors and key management compensation’ 186 Note 29 ‘Contingent liabilities and legal proceedings’ 196 to 199 Note 30 ‘Related party transactions’ 200 7C Interests of experts and counsel Not applicable – 8 Financial information 8A Consolidated statements and other financial information Consolidated financial statements 123 to 211 Report of independent registered public accounting firm 119 to 122 Note 29 ‘Contingent liabilities and legal proceedings’ 196 to 199 Dividend rights 232 8B Significant changes Note 33 ’Subsequent Events’ 210 to 211 9 The offer and listing 9A Offer and listing details Capital structure and rights attaching to shares 108 9B Plan of distribution Not applicable – 9C Markets Capital structure and rights attaching to shares 108 9D Selling shareholders Not applicable – 9E Dilution Not applicable – 9F Expenses of the issue Not applicable – 243 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Item Form 20-F caption Location in this document Page 10 Additional information 10A Share capital Not applicable – 10B Memorandum and Articles of Association Shareholder information 230 to 235 Description of securities registered Exhibit 2.6 10C Material contracts Shareholder information: Material contracts 233 10D Exchange controls Shareholder information: Exchange controls 233 10E Taxation Shareholder information: Taxation 233 to 235 10F Dividends and paying agents Not applicable – 10G Statements by experts Not applicable – 10H Documents on display Shareholder information: Documents on display 233 10I Subsidiary information Note 31 ’Related undertakings’ 201 to 209 11 Quantitative and qualitative disclosures about market risk Note 22 ‘Capital and financial risk management’ 176 to 185 12 Description of securities other than equity securities 12A Debt securities Not applicable – 12B Warrants and rights Not applicable – 12C Other securities Not applicable – 12D American depositary shares Fees payable by ADR holders Exhibit 99.1 13 Defaults, dividend arrearages and delinquencies Not applicable – 14 Material modifications to the rights of security holders and use of proceeds Not applicable – 15 Controls and procedures Directors’ statement of responsibility 111 to 112 Governance 65 to 82 Cyber security 42 to 43 Report of independent registered public accounting firm 119 to 122 16 Reserved 16A Audit Committee financial expert Board Committees: Audit and Risk Committee 77 to 82 16B Code of ethics Our US listing requirements 107 16C Principal accountant fees and services Board Committees: Audit and Risk Committee 77 to 82 Note 3 ‘Operating profit’ 138 Board Committees: Audit and Risk Committee: External audit 82 16D Exemptions from the listing standards for audit committees Not applicable – 16E Purchase of equity securities by the issuer and affiliated purchasers Share buybacks 25 16F Change in registrant’s certifying accountant Not applicable – 16G Corporate governance Our US listing requirements 107 16H Mine safety disclosure Not applicable – 17 Financial statements Consolidated financial statements 123 to 211 18 Financial statements Report of independent registered public accounting firm 119 to 122 Consolidated financial statements 123 to 211 19 Exhibits Index to Exhibits – Form 20-F cross reference guide (continued) 244 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Forward-looking statements Unaudited information This document contains ‘forward-looking statements’ within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses, and certain of the Group’s plans and objectives. In particular, such forward looking statements include statements with respect to: – the Group’s expectations and guidance regarding its financial and operating performance, the performance of associates and joint ventures, other investments and newly acquired businesses, preparation for 5G and expectations regarding customers; – intentions and expectations regarding the development of products, services and initiatives, including the Group’s strategy, introduced by, or together with. Vodafone or by third parties; – expectations regarding the global economy and the Group’s operating environment and market position, including future market conditions growth in the number of worldwide mobile phone users and other trends; – revenue and growth expected from Vodafone Business’ and total communications strategy; – mobile penetration and coverage rates. MTR cuts, the Group’s ability to acquire spectrum and licences, including 5G licences, expected growth prospects in the Europe and Rest of the World regions and growth in customers and usage generally; – anticipated benefits to the Group from cost-efficiency programmes, including their impact on the absolute indirect cost base; – possible future acquisitions, including increases in ownership in existing investments, the timely completion of pending acquisition transactions and pending offers for investments; – expectations and assumptions regarding the Group’s future revenue, operating profit, cash flow depreciation and amortisation charges, foreign exchange rates, tax rates and capital expenditure – expectations regarding the Group’s access to adequate funding for its working capital requirements and share buyback programmes, and the Group’s future dividends or its existing investments; – the impact of regulatory and legal proceedings involving the Group and of scheduled or potential regulatory changes; and – climate change, including emissions targets and other ESG goals, commitments, targets and ambitions, climate-related scenarios or pathways and methodologies we use to assess our progress in relation to these. Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as ‘anticipates’, ‘aims’, ‘could’, ‘may’, ‘should’, ‘expects’, ‘believes’, ‘intends’, ‘plans’, ‘goals’, ‘estimates’, or ‘targets’. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements These factors include, but are not limited to the following: – general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments; – increased competition; – levels of investment in network capacity and the Group’s ability to deploy view technologies, products and services; – evolving cyber threats to the Group’s services and confidential data; – the Group’s ability to embed responses to climate-related risks into business strategy and operations; – rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; – the ability of the Group to integrate new technologies, products and services with existing networks. technologies, products and services; – the Group’s ability to generate and grow revenue; – slower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; – slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; – the Group’s ability to extend and expand its spectrum resources, to support ongoing growth in customer demand for mobile data services; – the Group’s ability to secure the timely delivery of high-quality products from suppliers; – loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; – changes in the costs to the Group of, or the rates the Group may charge for terminations and roaming minutes; – the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; – the Group’s ability to realise expected benefits from acquisitions, partnerships, pint ventures franchises, brand licences, platform sharing or other arrangements with third parties; – acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; – the Group’s ability to integrate acquired business or assets; – the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; – developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; – the Group’s ability to satisfy working capital requirements; – changes in foreign exchange rates; – changes in the regulatory framework in which the Group operates; – the impact of legal or other proceedings against the Group or other companies in the communications industry; – changes in statutory tax rates and profit mix; – climate change projection risk including, for example, the evolution of climate change and its impacts, changes in the scientific assessment of climate change impacts, transition pathways and future risk exposure and limitations of climate scenario forecasts; – amendments to or new ESG reporting standards, models or methodologies; – changes in ESG data availability and quality which could result in revisions to reported data going forward; and – climate scenarios and the models that analyse them have limitations that are sensitive to key assumptions and parameters, which are themselves subject to some uncertainty. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under ‘Principal risk factors and uncertainties on pages 51 to 56 of this document. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so. References in this document to information on websites, including other supporting disclosures located thereon such as videos, our ESG Addendum and our TCFD report, and/or social media sites are included as an aid to their location and such information is not incorporated in, and does not form part of the 2023 Annual Report on Form 20-F. Ernst & Young LLP has neither examined, compiled, nor performed any procedures with respect to the forward-looking statements. Accordingly, Ernst & Young LLP does not express an opinion or provide any other form of assurance on such information. 245 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

The definitions of non-GAAP measures are included in the ‘Non-GAAP measures’ section on pages 219 to 229. 3G A cellular technology based on wide band code division multiple access delivering voice and faster data services. 4G 4G or long-term evolution (‘LTE’) technology offers even faster data transfer speeds than 3G/HSPA. 5G 5G is the fifth-generation wireless broadband technology which provides better speeds and coverage than the current 4G. Adjusted EBITAaL Adjusted EBITDAaL is operating profit after depreciation on lease-related right of use assets and interest on leases but excluding depreciation, amortisation and gains/losses on disposal of owned assets and excluding share of results of equity accounted associates and joint ventures, impairment losses, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance of the reporting segment. ADR American depositary receipts is a mechanism designed to facilitate trading in shares of non-US companies in the US stock markets. The main purpose is to create an instrument which can easily be settled through US stock market clearing systems. ADS American depositary shares are shares evidenced by American depositary receipts. ADSs are issued by a depositary bank and represent one or more shares of a non-US issuer held by the depositary bank. The main purpose of ADSs is to facilitate trading in shares of non-US companies in the US markets and, accordingly, ADRs which evidence ADSs are in a form suitable for holding in US clearing systems. Africa Comprises the Vodacom Group and business in Egypt. AGM Annual General Meeting. Applications (‘apps’) Apps are software applications usually designed to run on a smartphone or tablet device and provide a convenient means for the user to perform certain tasks. They cover a wide range of activities including banking, ticket purchasing, travel arrangements, social networking and games. For example, the MyVodafone app lets customers check their bill totals on their smartphone and see the minutes, texts and data allowance remaining. ARPU Average revenue per user, defined as customer revenue and incoming revenue divided by average customers. B2C Business-to-Consumer refers to the process of selling products and services directly between a business and consumers who are the end-users. Capital additions Comprises the purchase of owned property, plant and equipment and other intangible assets, other than licence and spectrum payments and integration capital additions. Churn Total gross customer disconnections in the period divided by the average total customers in the period. Cloud services This means the customer has little or no equipment, data and software at their premises. The capability associated with the service is run from the Vodafone network and data centres instead. This removes the need for customers to make capital investments and instead they have an operating cost model with a recurring monthly fee. CO2e CO2e, or Carbon dioxide equivalent, is a term for describing different greenhouse gases in a common unit. For any quantity and type of greenhouse gas, CO2e signifies the amount of CO2 which would have the equivalent global warming impact. Common Functions Comprises central teams and business functions. Converged customer A customer who receives fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills. Depreciation and amortisation The accounting charge that allocates the cost of tangible or intangible assets, whether owned or leased, to the income statement over its useful life. The measure includes the profit or loss on disposal of property, plant and equipment, software and leased assets. Eliminations Refers to the removal of intercompany transactions to derive the consolidated financial statements. Europe Comprises the Group’s European businesses and the UK. FCA Financial Conduct Authority. Financial services revenue Financial services revenue includes fees generated from the provision of advanced airtime, overdraft, financing and lending facilities, as well as merchant payments and the sale of insurance products (e.g. device insurance, life insurance and funeral cover). Fixed service revenue Service revenue (see overleaf) relating to the provision of fixed line and carrier services. Fibre to the cabinet (‘FTTC’) Involves running fibre optic cables from the telephone exchange or distribution point to the street cabinets which then connect to a standard phone line to provide broadband. Fibre to the home (‘FTTH’) Provides an end-to-end fibre optic connection the full distance from the exchange to the customer’s premises. GAAP Generally Accepted Accounting Principles. GSMA Global System for Mobile Communications Association. ICT Information and communications technology. IFRS International Financial Reporting Standards. Incoming revenue Comprises revenue from termination rates for voice and messaging to Vodafone customers. Integration capital additions Capital additions incurred in relation to significant changes in the operating model, such as the integration of recently acquired subsidiaries. Internet of Things (‘IoT’) The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database. LTM Last twelve months. Definition of terms Unaudited information 246 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Mark-to-market Mark-to-market or fair value accounting refers to accounting for the value of an asset or liability based on the current market price of the asset or liability. Mbps Megabits (millions) of bits per second. Mobile broadband Mobile broadband allows internet access through a browser or a native application using any portable or mobile device such as smartphone, tablet or laptop connected to a cellular network. Mobile service revenue Service revenue (see below) relating to the provision of mobile services. Mobile termination rate (‘MTR’) A per minute charge paid by a telecommunications network operator when a customer makes a call to another mobile or fixed network operator. Mobile virtual network operator (‘MVNO’) Companies that provide mobile phone services under wholesale contracts with a mobile network operator, but do not have their own licence or spectrum or the infrastructure required to operate a network. Next-generation networks (‘NGN’) Fibre or cable networks typically providing high-speed broadband. Net Promoter Score (‘NPS’) Net Promoter Score is a customer loyalty metric used to monitor customer satisfaction. Operating expenses Comprise primarily sales and distribution costs, network and IT-related expenditure and business support costs. Other Europe Other Europe markets include Portugal, Ireland, Greece, Romania, Czech Republic and Albania. Other Markets Other Markets comprise Turkey and Egypt. From 1 April 2023, the Group will revise its segments by moving Vodafone Egypt from the Other Markets segment to reflect the effective date of changes made to the Group’s internal reporting structure following the transfer of Vodafone Egypt to the Vodacom Group in December 2022. Other revenue Other revenue principally includes equipment revenue, interest income, income from partner market arrangements and lease revenue, including in respect of the lease out of passive tower infrastructure. Partner markets Markets in which the Group has entered into a partner agreement with a local mobile operator enabling a range of Vodafone’s global products and services to be marketed in that operator’s territory and extending Vodafone’s reach into such markets. Penetration Number of SIMs in a country as a percentage of the country’s population. Penetration can be in excess of 100% due to customers owning more than one SIM. Petabyte A petabyte is a measure of data usage. One petabyte is a million gigabytes. Pps Percentage points. RAN Radio access network is the part of a mobile telecommunications system which provides cellular coverage to mobile phones via a radio interface, managed by thousands of base stations installed on towers and rooftops across the coverage area, and linked to the core nodes through a backhaul infrastructure which can be owned, leased or a mix of both. Reported growth Reported growth is based on amounts reported in euros and determined under IFRS. Restructuring costs Costs incurred by the Group following the implementation of discrete restructuring plans to improve overall efficiency. Retail service revenue Retail service revenue comprises Service revenue excluding Mobile Virtual Network Operator (‘MVNO’) and Fixed Virtual Network Operator (‘FVNO’) wholesale revenue. Revenue The total of Service revenue (see below) and Other revenue (see above). Roaming and Visitor Roaming: allows customers to make calls, send and receive texts and data on other operators’ mobile networks, usually while travelling abroad. Visitor: revenue received from other operators or markets when their customers roam on one of our markets’ networks. Smartphone penetration The number of smartphone devices divided by the number of registered SIMs (excluding data only SIMs) and telemetric applications. Service revenue Service revenue is all revenue related to the provision of ongoing services to the Group’s consumer and enterprise customers, together with roaming revenue, revenue from incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. SME Small and medium-sized enterprises. SOHO Small-Office-Home-Office customers. Spectrum The radio frequency bands and channels assigned for telecommunication services. Task Force on Climate-related Financial Disclosures (‘TCFD’) TCFD is a global framework for companies and other organisations to develop more effective climate-related financial disclosures through their existing reporting processes. Vodafone Business Vodafone Business is part of the Group and partners with businesses of every size to provide a range of business-related services. Vodafone Procurement Company (‘VPC’) VPC is Vodafone’s procurement company, leading purchasing and supplier management for Vodafone as a whole. Based in Luxembourg, VPC manages most of Vodafone’s spending with suppliers worldwide. VPC supports the needs of Vodafone’s operating companies and group functions, and sells procurement services to third parties. _VOIS _VOIS (Vodafone Intelligent Solutions) has grown from a single entity service provider to a global purpose-driven company that provides a comprehensive portfolio of services to Vodafone and other telecommunications operators throughout the world. WACC Weighted average cost of capital. 247 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

Notes 248 Vodafone Group Plc Annual Report on Form 20-F 2023 Strategic report Governance Financials Other information

References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and Together We Can are trade marks owned by Vodafone. The Vantage Towers Logo and the VT Monogram Logo are trade marks owned by Vantage Towers AG. Other product and company names mentioned herein may be the trade marks of their respective owners. This report contains references to Vodafone’s website, and other supporting disclosures located thereon such as videos, our ESG Addendum, our TCFD report, and our cyber security factsheet, amongst others. These references are for readers’ convenience only and information included on Vodafone’s website is not incorporated in, and does not form part of, this Annual Report or our Annual Report on Form 20-F. © Vodafone Group 2023 Consultancy and design by Black Sun Global www.blacksun-global.com Our purpose: Planet The paper content of this publication has been certifiably reforested via PrintReleaf – the world’s first platform to measure paper consumption and automate reforestation across a global network of reforestation projects. The cover and text are printed on Revive 100 uncoated, made entirely from de-inked post-consumer waste. This product is Forest Stewardship Council® (‘FSC’®) certified and produced using elemental chlorine free (‘ECF’) bleaching. The manufacturing mill also holds ISO 14001 accreditation for environmental management. Certificate of Reforestation Printreleaf hereby certifies that Vodafone has offset 3,000 kg of paper consumption by reforesting 79.58 standard trees at the Reforestation Project located in Ireland. ACCOUNT ID ACT_B44719E7E15D OFFSET ID BX_AA2E3B72B883 OFFSET DATE 2023-05-23 REFORESTATION PROJECT Ireland KG OF PAPER 3,000 STANDARD TREES 79.58

Vodafone Group Plc Vodafone House The Connection Newbury Berkshire RG14 2FN England Registered in England No. 1833679 Telephone +44 (0)1635 33251 vodafone.com Contact details Shareholder helpline Telephone +44 (0)371 384 2532 Investor Relations ir@vodafone.co.uk vodafone.com/investor Media Relations vodafone.com/media/contact Annual Report on Form 20-F 2023 Vodafone Group Plc

Index of Exhibits to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2023

1.1

Articles of Association of the Company, as adopted on July 27, 2021 (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2022 (File No. 001-10086), filed with the Securities and Exchange Commission on June 17, 2022).

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

2.3

Seventeenth Supplemental Trust Deed dated 22 September 2022 between the Company and The Law Debenture Trust Corporation p.l.c. further modifying and restating the provisions of the Trust Deed dated 16 July 1999 relating to a Euro 30,000,000,000 Euro Medium Term Note Programme.

2.4

Vodafone International Financing Second Supplemental Trust Deed dated 22 September 2022 between the Company, Vodafone International Financing DAC and The Law Debenture Trust Corporation p.l.c. further modifying and restating the provisions of the Trust Deed dated 27 July 2020 relating to a Euro 30,000,000,000 Euro Medium Term Note Programme.

2.5

Deposit Agreement among Vodafone Group Plc, JPMorgan Chase Bank, N.A., as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts, dated as of February 15, 2022 (incorporated by reference to Exhibit 99 (A) to the Company’s Registration Statement on Form F-6 for American Depositary Receipts (File No. 333-262760), filed with the Securities and Exchange Commission on February 15, 2022).

2.6	Description of Securities Registered under Section 12 of the Exchange Act.
2.7	Form of American Depository Receipt (included in Exhibit 2.5).
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

4.2

Extension dated 7 February 2022 between the Company and Barclays Bank plc relating to a USD 3,935,000,000 (as increased to USD 4,004,000,000) Credit Agreement originally dated 27 February 2015 and as amended pursuant to an amendment agreement dated 10 March 2021 (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 20-F for the financial year ended March 31, 2022 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2022).

4.3

Extension dated 26 January 2023 between the Company and Barclays Bank plc relating to a USD 3,935,000,000 (as increased to USD 4,004,000,000) Credit Agreement originally dated 27 February 2015 and as amended pursuant to an amendment agreement dated 10 March 2021.

4.4

Amendment and restatement agreement dated 10 March 2021 between the Company and Barclays Bank plc as Agent relating to a EUR 3,840,000,000 (as increased to EUR 3,990,000,000) Credit Agreement originally dated 28 March 2014 (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2021 (File No. 001-10086), filed with the Securities and Exchange Commission on June 23, 2021).

4.5

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

4.6

Rules of the Vodafone Global Incentive Plan 2014 (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2019 (File No. 001-10086), filed with the Securities and Exchange Commission on June 7, 2019).

4.7

Amended and Restated Trust Deed & Rules of the Vodafone Share Incentive Plan dated 28 July 2020 (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2021 (File No. 001-10086), filed with the Securities and Exchange Commission on June 23, 2021).

4.8

Rules of the Vodafone Sharesave Plan (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2019 (File No. 001-10086), filed with the Securities and Exchange Commission on June 7, 2019).

4.9

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

4.15

Letter of Appointment of Jean-François van Boxmeer dated 21 May 2020 (incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2022 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2022).

4.16

Letter of Appointment of Deborah Kerr dated 28 September 2021 (incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2022 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2022).

4.17

Letter of Appointment of Stephen Carter dated 11 May 2022 (incorporated by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2022 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2022).

4.18

Letter of Appointment of Delphine Ernotte Cunci dated 18 May 2022 (incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2022 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2022).

4.19

Letter of Appointment of Simon Segars dated 22 May 2022 (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2022 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2022).

4.20	Letter of Appointment of Christine Ramon dated 14 November 2022.
4.21	Service Agreement of Margherita Della Valle dated 13 June 2023.
4.22

Amendment and Restatement of a Contribution and Transfer Agreement dated 31 December 2016 by and among the Company, Liberty Global Europe Holding B.V., Liberty Global Plc, Vodafone International Holdings B.V. and Lynx Global Europe II B.V. relating to the contribution and/or transfer of shares in Ziggo Group Holding B.V. and Vodafone Libertel B.V. to Lynx Global Europe II B.V. and the formation of the Netherlands joint venture (incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2017 (File No. 001- 10086), filed with the Securities and Exchange Commission on June 9, 2017).

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

4.25

Investment Agreement dated 9 November 2022 (as amended on 22 March 2023), by which Vodafone established a co-control partnership for Vantage Towers AG with a consortium of long-term infrastructure investors led by Global Infrastructure Partners and KKR. *

4.26

Shareholders’ Agreement dated 22 March 2023, by which Vodafone established a co-control partnership for Vantage Towers AG with a consortium of long-term infrastructure investors led by Global Infrastructure Partners and KKR. **

4.27

Relationship Agreement dated 11 May 2023 between the Company and Emirates Telecommunications Group Company PJSC relating to the proposed appointment of up to two individuals nominated by Emirates Telecommunications Group Company PJSC as non-executive directors to the Board of Vodafone Group Plc and the ongoing relationship between Emirates Telecommunications Group Company PJSC and the Company.

4.28

Registration Rights Agreement dated 11 May 2023 by and between the Company and Emirates Telecommunications Group Company PJSC entitling Emirates Telecommunications Group Company PJSC to customary shelf, demand and “piggyback” registration rights.

4.29

Contribution Agreement dated 14 June 2023, between, inter alia, Vodafone and CK Hutchison Holdings Limited in relation to a combination of their UK telecommunication businesses, respectively Vodafone UK and Three UK. ***

8.

List of the Company’s related undertakings (incorporated by reference to Note 31 to the Consolidated Financial Statements included in this Annual Report on Form 20-F for the financial year ended March 31, 2023 (File No. 001-10086), filed with the Securities and Exchange Commission on June 21, 2023).

12.	Rule 13a - 14(a) Certifications.
13.	Rule 13a - 14(b) Certifications.
15.1	Consent letter of Ernst & Young LLP.
99.1	Consolidated Financial Statements of Vodafone Group plc.
99.2	ADR Fee disclosure.

* The schedules to the Investment Agreement dated 9 November 2022 (as amended on 22 March 2023) have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Copies of such schedules will be furnished to the SEC upon its request; provided, however, that confidential treatment may be requested pursuant to Rule 24b-2 of the Exchange Act for any schedule so furnished. Certain identified confidential portions of this exhibit have been omitted because such identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

** The schedules to the Shareholders’ Agreement dated 22 March 2023 have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Copies of such schedules will be furnished to the SEC upon its request; provided, however, that confidential treatment may be requested pursuant to Rule 24b-2 of the Exchange Act for any schedule so furnished. Certain identified confidential portions of this exhibit have been omitted because such identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

*** The schedules to the Contribution Agreement dated 14 June 2023, between, inter alia, Vodafone and CK Hutchison Holdings Limited have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Copies of such schedules will be furnished to the SEC upon its request; provided, however, that confidential treatment may be requested pursuant to Rule 24b-2 of the Exchange Act for any schedule so furnished. Certain identified confidential portions of this exhibit have been omitted because such identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Vodafone Group Plc
Registrant

/s/ Maaike de Bie
Maaike de Bie

Group General Counsel and Company Secretary

Date: 21 June 2023