Form 20-F
period 2024-03-31
VODAFONE GROUP PUBLIC LTD CO
filed 2024-06-14
CIK 839923

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

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

Ordinary Shares of 20 20/21 US cents each:	28,818,683,808
7% Cumulative Fixed Rate Shares of £1 each:	50,000

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

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☑

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☑

Vodafone Group Plc Annual Report on Form 20-F 2024

Contents Strategic report 1 S FY24 highlights 2 S About Vodafone 3 S Operating in a rapidly changing industry 4 S Business model 6 S Key performance indicators 8 Chair’s message 9 Chief Executive’s statement and strategic roadmap 10 Mega trends 12 Stakeholder engagement 15 Our people strategy 21 Our financial performance 32 S Purpose, sustainability and responsible business 34 Our purpose 35 – Empowering People 38 – Protecting the Planet 43 Contribution to Sustainable Development Goals 44 Maintaining Trust 45 – Protecting data 51 – Protecting people 53 – Business integrity 55 Non-financial information 57 Principal risk factors and uncertainties 63 – Long-term viability statement 64 – Climate-related risk Governance 70 S Governance at a glance 72 Chair’s governance statement 74 Our governance structure 75 Division of responsibilities 76 Our Board 79 Our Executive Committee 80 Our Company purpose, values and culture 81 Board activities and principal decisions 84 Board effectiveness 86 Nominations and Governance Committee 89 Audit and Risk Committee 95 Technology Committee 96 ESG Committee 98 Remuneration Committee 100 Remuneration Policy 106 Annual Report on Remuneration 119 US listing requirements 120 Directors’ report Financials 122 Reporting on our financial performance 123 Directors’ statement of responsibility 125 Risk mitigation 131 Report of independent registered public accounting firm 135 Consolidated financial statements and notes 227 This page is intentionally left blank Other information 235 Non-GAAP measures 249 Shareholder information 255 History and development 255 Regulation 261 Form 20-F cross reference guide 264 Forward-looking statements 265 Definition of terms Welcome to our Annual Report on Form 20-F 2024 This constitutes the Annual Report on Form 20-F of Vodafone Group Plc (the ‘Company’) in accordance with the requirements of the US Securities and Exchange Commission (the ‘SEC’) for the year ended 31 March 2024 and is dated 14 June 2024. This document contains certain information set out within the Company’s Annual Report in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’). The content of the Group’s website (www.vodafone.com) and any other website referenced in this document is not incorporated into this document and should not be considered to form part of this Annual Report on Form 20-F.” New shape of the Group During the year-ended 31 March 2024, we announced the sale of Vodafone Spain and Vodafone Italy as part of right-sizing our portfolio for growth. Consequently, both businesses are treated as discontinued operations, and therefore excluded from Group results from continuing operations. Prior periods have also been re-stated to reflect the new shape of the Group. The sale of Vodafone Spain completed on 31 May 2024. Exhibits Exhibit 2.7 Exhibit 4.4 Exhibit 4.5 Exhibit 4.18 Exhibit 4.19 Exhibit 4.20 Exhibit 4.21 Exhibit 4.22 Exhibit 4.23 Exhibit 4.24 Exhibit 4.25 Exhibit 4.33 Exhibit 11 Exhibit 12 Exhibit 13 Exhibit 15.1 Exhibit 97 Exhibit 99.1 Exhibit 99.2

1 Vodafone Group Plc Annual Report on Form 20-F 2024 Full year dividend: 9.0 eurocents per share Progress against our strategic priorities FY24 results Our financial performance was slightly ahead of expectations for the year. We have made good initial progress against our strategic priorities, which are focused on Customers, Simplicity and Growth. Read more about our financial performance in FY24 on pages 21 to 31 FY24 highlights Customers Network quality Very good reliability in all European markets. German cable network quality recognised in 4 independent tests Europe opex savings1 €0.4bn (FY23 and FY24) Employee engagement +75% Shared operations NPS +85% Productivity1 c.5k role reductions Simplicity Service revenue growth -1.3% Organic service revenue growth2 +6.3% Growth Notes: 1. Includes Vodafone Italy and Vodafone Spain. 2. These are non-GAAP measures. See page 235 for more information. B2B service revenue growth -0.3% B2B organic service revenue growth2 +5.0% Consumer NPS Detractors Revenue market share Germany UK Other Europe South Africa Key: Improved Deteriorated Stable We have right-sized our European portfolio for growth. During the year we announced: – UK: merger of Vodafone UK and Three UK €8bn – Italy: sale of Vodafone Italy to Swisscom €5bn – Spain: sale of Vodafone Spain to Zegona (completed on 31 May 2024) We are now focused on growing telecommunications markets, where we have strong assets and good scale. Progress against our strategic priorities: Strategic report Governance Financials Other information

About Vodafone We are a leading European and African telecommunications company transforming the way our customers live and work through our technology, platforms, products and services. Where we operate We operate mobile and fixed networks in 15 countries and have stakes in a further seven countries through our joint ventures and associates. We also partner with mobile networks in 43 countries outside our footprint. Our portfolio of local markets is supported by corporate services and shared operations, which deliver benefits through scale and standardisation. Europe Consumer1 €16bn service revenue We provide a range of market leading mobile and fixed line connectivity services in our European markets. Our converged plans combine these offerings, providing simplicity and better value for our customers. Other value added services include our Consumer IoT propositions, as well as security and insurance products. Vodafone Business €8bn service revenue We serve private and public sector customers of all sizes with a broad range of connectivity services, supported by our dedicated global network. We have unique scale and capabilities, and are expanding our portfolio of products and services into growth areas such as unified communications, cloud & security, and IoT. Africa Consumer €5bn service revenue We provide a range of mobile services. The demand for mobile data is growing rapidly driven by the lack of fixed broadband access and by increased smartphone penetration. Together with Vodacom’s VodaPay super-app and the M-Pesa payment platform, we are the leading provider of financial services, as well as business and merchant services in Africa. Note: 1. Includes Turkey. Europe1 Africa How we are structured and what we sell Our business comprises of infrastructure assets, shared operations, growth platforms and retail and service operations. Our retail and service operations are split across three broad business lines: Vodafone Business, Europe Consumer and Africa Consumer. Core connectivity products and services in fixed and mobile account for the majority of our revenue. However, our portfolio also includes high return growth areas that leverage and complement our core connectivity business, such as digital services, the Internet of Things (‘IoT’) and financial services. We market and sell through digital and physical channels. 9 countries 6 countries 98m mobile customers 157m mobile customers 17m fixed customers 46m FinTech users 4m converged customers 2 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Operating in a rapidly changing industry Our governance Our business is underpinned by our strong governance and risk management framework. Governance The Board held seven scheduled meetings this year to discuss key strategic matters, our purpose and culture, our people and stakeholder interests. The Nominations and Governance Committee evaluates the composition and performance of the Board and ensures an appropriate balance of independence, skills, knowledge, experience and diversity. The Audit and Risk Committee provides effective governance over the appropriateness of financial reporting of the Group, including the adequacy of related disclosures, the performance of the internal audit function and the external auditor and oversight of the Group’s systems of internal control, risk management framework and compliance activities. The Technology Committee supports the Board with fulfilling the technology strategy for the Group, including assessing risks and exploring new innovations for future growth. The ESG Committee oversees our Environmental, Social and Governance (‘ESG’) programme, including our purpose, sustainability and responsible business practices, and our contribution to the societies we operate in under our social contract. The Remuneration Committee advises the Board on policies for executive remuneration and reward packages for the Chair, executives and senior management team. Click or scan to watch our Non-Executive Directors speak about their roles in short video interviews: investors.vodafone.com/videos Click or scan to watch our privacy and cyber experts explain how we protect customer data and our networks: investors.vodafone.com/videos Risk management Risks are not static and as the environment changes, so do risks – some diminish or increase, while new risks appear. We continuously review and improve our risk processes in order to ensure that the Company has the appropriate level of support in meeting its strategic objectives. Our risk framework clearly defines roles and responsibilities, and sets out a consistent end-to-end process for identifying and managing risks. We have embedded the risk framework across the Group as this allows us to take a holistic approach and to make meaningful comparisons. Our approach is continuously enhanced, enabling more dynamic risk detection, modelling of risk interconnectedness and use of data, all of which are improving our risk visibility and our responses. Our Board oversees principal and emerging risks, which are reported to the various management committees and the Board throughout the year. Additionally, risk owners are invited to present in-depth reviews to ensure that risks are continuously monitored, and appropriate treatment plans are implemented to bring each risk within an acceptable tolerance level. Read more on pages 70 to 99 Read more on pages 57 to 63 The long-term trends that are shaping our industry and driving new growth opportunities. Mega trends Read more on pages 10 to11 Connected devices – A wide range of new devices, across all sectors and applications, are increasingly being connected to the internet. – The Internet of Things (‘IoT’) is expected to create huge value for businesses and society, unlocking new efficiencies by delivering real-time information. – As the number of IoT devices increases, physical assets are also communicating with each other in real-time and new digital markets are being established giving birth to the ‘Economy of Things’. Click or scan to watch our Vodafone Business investor briefing: investors.vodafone.com/ vtbriefing Digital payments – Businesses demand reliable and secure mobile connectivity as transactions migrate to online channels and apps. – In Africa, increasing smartphone penetration drives the adoption of digital payments. – Network operators and a range of FinTech startups are using mobile payment applications to sell additional financial services focused products such as insurance and loans. Click or scan to watch our Digital Services investor briefing: investors.vodafone.com/ digital-services Adoption of cloud technology – The cloud is increasingly utilised by businesses and consumers as a more efficient way of sharing compute capacity and services. – SMEs increasingly understand the benefits of cloud technology but lack the technical expertise or direct relationships with cloud specialists to make an effective transition to the cloud. – This presents an opportunity for network operators to play a role as a partner to support smaller businesses on their digital transformation journeys. Click or scan to watch our Vodafone Technology investor briefing: investors.vodafone.com/ vtbriefing Generative artificial intelligence (‘Gen AI’) – The full range of potential applications and long-term impacts of Gen AI are only starting to be understood. – The technology is widely expected to drive significant economic benefit globally through productivity increases and new business opportunities. – Potential applications include AI-generated content for marketing campaigns, customer care and back-office activities. Click or scan to learn more about how Vodafone works with artificial intelligence (‘AI’): investors.vodafone.com/ artificial-intelligence 3 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Business Model Our investment case We operate in growing markets, where we hold strong positions with good local scale. We have a sustainable and predictable financial profile, and have compelling structural drivers in Vodafone Business, Africa and in our portfolio of investments. 1 Strong positions in growing markets Attractive markets Germany UK Other Europe Africa Market size €57bn +3.2% €56bn +3.4% €28bn1 +3.1% €18bn +6.8% Majority three player markets, all growing over the last three years Strong assets Vodafone service revenue mix 38% 19% 23%2 20% Service revenue growth 0.2% 5.1% (5.7)% (9.2)% Organic service revenue growth3 0.2% 5.0% 4.2% 9.2% Vodafone growing faster than the market in most regions 3 Sustainable and predictable financial profile Cash flows Robust balance sheet Attractive returns – Growing cash flow per share – Long dated and low cost borrowings – Secure and growing dividend – Long-term share buyback programme 4 Structural growth drivers Vodafone Business Africa Investments & innovation Digital service growth +11% Financial service growth +20% 2Focus on driving operational excellence Right-sized for growth & reorganised for operational excellence Europe1 – 9 countries – 98m mobile customers – 17m fixed customers Africa4 – 6 countries – 157m mobile customers – 46m FinTech users Business – Connectivity – Communications services – Cloud & Security – Internet of Things Investments – Operations – Infrastructure – Innovation – Partner Markets (43 countries) Shared Operations – Procurement – Technology and operations – Roaming and carrier services – Network services Notes: 1. Includes Turkey. 2. Includes Turkey and Common Functions. 3. Non-GAAP measure. See page 235 for more information 4. Excludes Safaricom. 4 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Clear and consistent strategic priorities We are committed to delivering value and building strong relationships with all of our stakeholders. Creating long-term value for our stakeholders Read more on pages 12-14 Our priorities Customers – Delivering the simple and predictable experience our customers expect – Getting the basics right and refocusing our resources towards improving customer experience To drive operational excellence across the Group. Our customers 310m mobile customers1 18m TV customers1 22m broadband customers1 Our people 93,000 employees and contractors 75% employee engagement index Our suppliers 8,000 suppliers €6.3bn capital additions €19bn spend Our local communities and non-governmental organisations (‘NGOs’) €40m donated in contributions and in-kind services, combined with our technology, to improve health and education, and provide emergency response across 21 countries. Government and regulators €2.6bn total direct contribution across2 63 markets2 €9.3bn total tax and economic contribution2 Our investors Secure and growing dividend Sustainable returns Notes: 1. Includes VodafoneZiggo and Safaricom. 2. FY23. Well positioned to take advantage of the key mega trends shaping our industry Simplicity – Become a simple and faster business – Simplify our operations and executing on our cost programmes to improve profitability Growth – Right-sizing the portfolio for growth – Significant opportunity to grow in: – Business – Africa – Vodafone Investments Read more on pages 9 to 11 5 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Our progress Key Performance Indicators Financial and non-financial performance We measure our success by tracking key performance indicators that reflect our strategic, operational and financial progress and performance. Financial results summary1 2024 2023 2022 Group revenue €m 36,717 37,672 37,010 Group service revenue €m 29,912 30,318 30,207 Operating profit €m 3,665 14,451 5,740 Profit for the financial year (continuing operations) €m 1,570 12,582 2,588 Basic earnings per share (continuing operations) €c 4.45 43.66 7.07 Cash inflow from operating activities €m 16,557 18,054 18,081 Total dividends per share €c 9.00 9.00 9.00 Performance against our strategic priorities1 2024 Customers Consumer NPS Germany UK Other Europe South Africa Detractors Germany UK Other Europe South Africa Revenue market share Germany UK Other Europe South Africa Key: Improved Deteriorated Stable Network quality Very good reliability in all European markets. German cable network quality recognised in 4 independent tests. 2024 Simplicity Europe opex savings3 (FY23 and FY24) €bn 0.4 Employee engagement index4,5% 75 Shared operations NPS4% 85 Productivity (role reductions)3 thousand c.5 2024 Growth2 Service revenue growth % (1.3) Organic service revenue growth % 6.3 B2B service revenue growth % (0.3) B2B organic service revenue growth % 5.0 Notes: 1. The results for the year ended 31 March 2024 exclude Vodafone Spain and Vodafone Italy and therefore, except as otherwise described, the results for the year ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that. 2. These are non-GAAP measures. See page 235 for more information. 3. Includes Vodafone Italy and Vodafone Spain. 4. As at May 2024. 5. The employee engagement index is based on an average index of responses to three questions: satisfaction working at Vodafone; experiencing positive emotions at work; and recommending us as an employer. 6 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

A purpose-led, sustainable and responsible business We want to enable a digital, inclusive and sustainable society. To underpin the delivery of our purpose, we ensure that we operate in a responsible way. Acting lawfully and with integrity is critical to our long-term success. Empowering People1,2 2024 2023 2022 4G population coverage (outdoor 1Mbps) – Europe2% 99 99 99 4G population coverage (outdoor 1Mbps) – Africa3% 74 70 66 4G population coverage (outdoor 1Mbps) – Group2% 85 83 80 Cumulative V-Hub unique visitors4 million 3.3 2.3 3.65 Customers connected to our financial inclusion services6 million 66.2 60.7 54.5 Protecting our Planet1,2 2024 2023 2022 Energy use Total energy use GWh 5,217 5,052 4,926 Mobile and fixed access network and technology centres energy use % 93 93 93 Percentage of purchased electricity from renewable sources % 84 75 69 Percentage of purchased electricity from renewable sources in Europe % 100 100 93 Greenhouse gas emissions (‘GHGs’) Total Scope 1 and Scope 2 GHG emissions (market-based method) m tonnes CO2e 0.69 0.91 1.02 Total Scope 3 GHG emissions m tonnes CO2e 6.07 6.92 6.91 Total customer emissions avoided due to our green digital solutions7 m tonnes CO2e 32.8 24.9 13.5 Waste Total network waste (including hazardous waste) metric tonnes 6,205 7,716 6,367 Network waste reused or recycled % 96 95 96 Maintaining Trust1 2024 2023 2022 Our people Average number of employees and contractors thousand 93 91 90 Employee turnover rate (voluntary) % 9 12 14 Women on the Board % 42 54 50 Women in management and senior leadership roles % 35 33 31 Women as a percentage of employees % 39 39 39 Health & safety Number of lost-time incidents – employees and contractors # 18 13 9 Lost-time incident rate per 200,000 hours8 # 0.02 0.01 0.01 Code of Conduct Completed ‘Doing What’s Right’ employee training5% 94 92 89 Number of ‘Speak Up’ reports5 # 649 505 642 Tax and economic contribution Total tax and economic contributions9 €bn - 9.3 8.2 Responsible supply chain Total spend10 €bn 19 21 20 Number of direct suppliers10,11 thousand 8 9 9 Number of site assessments conducted collectively by JAC12 initiative members # 150 83 71 Notes: 1. Information relating to 2023 and 2022 has been restated to reflect portfolio changes completed during FY23 and FY24. 2. Operations in Italy and Spain have been classified as discontinued operations in line with ‘IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations’. All remaining operations are reported as continuing operations. This disaggregation of information has been reflected in all comparative periods. 3. Based on coverage in Africa, including Egypt. 4. Includes 100% of data relating to Vodafone Ziggo. 5. Includes Vodafone Italy and Vodafone Spain. 6. Includes 100% of data relating to Safaricom. 7. The avoided emissions for 2022 have been restated to 13.5 million tonnes CO2e (previously 15.6 million tonnes CO2e) resulting from the incorrect calculation of emissions avoided in fleet management solutions. 8. Total Recordable Incident Rate (‘TRIR’) is an industry-standard calculation that is based on the assumption that 100 employees work a combined 200,000 hours p.a (equivalent to 40 hours per week, for 50 weeks of the year per employee). 9. Includes direct taxes, non-taxation based revenue mechanisms, such as payments for the right to use spectrum, and indirect taxes collected on behalf of governments around the world, excludes joint ventures and associates. The FY24 figure will be finalised during FY25. For more information, refer to our Tax and Economic Contribution reports, available at: vodafone.com/tax. 10.Unique suppliers based on suppliers’ ultimate parent company. 11. Excludes Vodafone Automotive. 12.Joint Alliance for CSR. 7 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Reshaping Vodafone for growth Chair’s message This has been a year of significant change as we aim to deliver our purpose to connect for a better future. We have taken all the steps needed to transform our portfolio and good progress has been made with our strategic priorities of Customers, Simplicity and Growth. Portfolio transformed, good initial strategic progress As I said last year, the Company has underperformed and further change is needed to drive sustainable value creation for our shareholders. The Board and I have been pleased with Margherita’s pace and decisiveness over the last year and we have seen the first impacts of our focus on our new strategic priorities of Customers, Simplicity and Growth. Whilst there is much more to do, we are making faster and more decisive commercial decisions, customer satisfaction has seen broad-based improvements, and we have moved towards a commercial model for our shared operations. Vodafone Business growth is accelerating as we are strengthening our position as the leading platform for businesses, supported by unique strategic partnerships. We are also forging partnerships that leverage our existing strengths, unlock value and accelerate growth. The shape of the Group has also changed as we focus on markets where we can grow and earn returns on our investments in excess of our cost of capital; this was not possible organically in UK, Spain or Italy. With our reshaped footprint, Vodafone will have strong positions with good local scale in each of our markets, and this will ensure we can deliver sustainable and predictable growth and a step-up in returns. Board composition Following an extensive and rigorous search, I was delighted to welcome Luka Mucic as Chief Financial Officer and an Executive Director of the Board in September 2023. Luka brings substantial experience in finance, international leadership and enterprise & technology solutions. Luka has been very supportive of the transformation of Vodafone and I am confident that his track record and expertise will aid the delivery of our strategic priorities. We have also welcomed Hatem Dowidar, Group Chief Executive Officer of e&, to our Board as a Non-Executive Director from 19 February 2024. Hatem represents our largest shareholder and brings extensive telecommunications experience. He also knows us well after holding various Vodafone leadership positions prior to joining e&. Hatem’s appointment to the Board marks the next phase of our strategic relationship with e&. Last year, the Board approved the creation of a Technology Committee as a Committee of the Board. I have been pleased to see the Committee and its expert membership bring additional insight to the Board and Vodafone, in its first year overseeing the Group’s technology strategy and considering how it supports the overall Company strategy today, and in the future. FY24 financial performance & new capital allocation framework Our financial results for FY24 were ahead of expectations and we achieved our financial guidance for the year. Total revenue declined by 2.5% to €36.7 billion due to the disposals of Vantage Towers, Vodafone Hungary and Vodafone Ghana in the prior financial year and adverse exchange movements, with Group organic service revenue growing by 6.3%1 this year. This was driven by growth in Europe, Africa and Business. Our reported financials were also impacted by adverse currency movements during the year. Service revenue progress was achieved, although results were partially offset by higher energy costs and inflationary impacts. Group operating profit decreased by 74.6% to €3.7 billion, primarily reflecting business disposals in the prior financial year and adverse foreign exchange rate movements, and as a result basic earnings per share from continuing operations decreased to 4.45 eurocents. Our balance sheet position remains robust. The Board has declared a total dividend per share of 9.0 eurocents with respect to FY24, implying a final dividend per share of 4.5 eurocents, which will be paid on 2 August 2024 following shareholder approval at our AGM. In March 2024, we announced a new capital allocation framework as the execution of our portfolio right-sizing has provided the necessary clarity over the future shape of the Group. Under our new capital allocation framework, we will continue our disciplined investment approach, supporting our network, strategy and growth levers; adopt a new lower target leverage range with built-in flexibility; re-base the FY25 dividend to 4.5 eurocents per share to reflect the reshaped Group, with an ambition to grow over time; and return surplus capital to shareholders through share buybacks. Connectivity drives competitiveness As the economies and societies in Vodafone’s markets continue to evolve, our role in providing digital connectivity and solutions grows in importance, not only for our customers but for policymakers too. Our digital services help to improve lives, transform industrial productivity, drive growth and secure infrastructure. We remain firmly committed to supporting Europe’s and Africa’s digital ambitions for the benefit of their citizens and businesses. In Africa, connectivity that enables our customers to access the internet and make mobile money transfers is fundamental to the economic development of the six countries in which we operate. As more customers wish to move to more advanced technologies, Vodafone is working with international partners and multilateral institutions to tackle the challenge of smartphone affordability. In Europe, a ‘connectivity chasm’ is opening with regions like North America and Asia. There is a risk that in the future Europeans will have inferior access to the latest digital innovations simply because of outdated public policies. As a result, Europe will lack the advanced connectivity that is essential to its global competitiveness. Though European policymakers have made some progress, the telecommunications market in Europe remains highly fragmented and more needs to be done to create the right environment for investing in next-generation connectivity. With structurally low returns on capital in European markets and its wider importance to competitiveness, connectivity must be a priority for European politicians as they seek to reverse the continent’s declining productivity and share of global output. This is an important year for Europe. European Parliament elections and a new European Commission give political leaders the rare chance to change course and return the continent to its position as a global economic leader. They must take it. The year ahead On behalf of the Board, I would like to thank all our colleagues across the Group who have continued to work tirelessly to support our transformation as we focus on our customers, become a simpler business, and accelerate growth. As we enter FY25, I am confident that Margherita and her management team will continue to make progress on our strategic priorities. The ‘reshaped Vodafone’ will be a best-in-class telco in Europe & Africa and the leading platform for businesses, ultimately delivering value for all our stakeholders. /s/ Jean-François van Boxmeer Jean-François van Boxmeer Chair Note: 1. This is a non-GAAP measure. See page 235 for more information. 8 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Service revenue growth -1.3% Organic service revenue growth +6.3% Europe opex savings1 €0.4bn (FY23 and FY24) Employee engagement +75% Shared operations NPS +85% Productivity1 c.5k role reductions Chief Executive’s statement and strategic roadmap Transformation gaining momentum “A year ago, I set out my plans to transform Vodafone, including the need to right-size Europe for growth. Since then, we have announced a series of transactions and we are now delivering growth in all of our markets across Europe and Africa. Much more still needs to be done in the year ahead. We will step-up investment in our customer experience, improve our underlying performance in Germany and accelerate our momentum in Business, whilst also continuing to simplify our operations throughout the group. We are fundamentally transforming Vodafone for growth.” Margherita Della Valle Group Chief Executive In May 2023, we set out a new roadmap to transform Vodafone along three strategic priorities: Customers, Simplicity, and Growth. We measure our operational progress in these areas through a consistent scorecard summarised below. During FY24, we have reshaped our European footprint to focus on growing markets, with strong positions and good local scale. Alongside the progress to right-size our portfolio for growth, we have made good early progress with our operational transformation, which aims to improve the experience provided to our customers, remove complexity from our operations and accelerate growth in revenue, profit, cash flow and return on capital. Customers – Wide-reaching customer experience transformation underway, supported by additional investment of €140 million1 in FY24, as well as new incentives and talent development plans. – Customers insights processed through real-time AI models, feeding into detailed action plans on a weekly basis in all markets. – Frontline tools and processes enhancements benefitting 70,000 team members. – Significant improvement in Germany fixed network reliability, recognised in four independent network quality tests. – Despite material price inflation, customer detractors have reduced across all segments, and we now have leading or co-leading net promotor scores in 5 out of 9 European markets1 .. Simplicity – New organisational structure and executive management team in place. – Completed first phase of commercialising shared operations, enabling greater transparency, productivity and flexibility. – Actioned 5,0001 role reductions and announced a further 2,000 in first year of 3-year 11,0001 plan and continued to deliver opex efficiencies. Growth – Reshaped European footprint focused on growing telecommunications markets, with strong positions and good local scale. – Vodafone now growing in all segments and accelerating throughout the year. – Vodafone Business service revenue declined by 0.3% on a reported basis due to M&A impacts and adverse foreign exchange movements. Accelerated organic service revenue growth of Vodafone Business to 5.4% in Q4; B2B focus step-up with new organisation, sales transformation plan, investment in products and capabilities and strategic partnership with Microsoft. More remains to be done across all these areas in FY25. Our priorities for the year ahead include: stepping-up our operational performance in Germany; further strengthening our capabilities in Vodafone Business; completing the commercialisation of our shared operations; and completing our in-flight portfolio transformation. Simplicity Customers Growth2 Early strategic execution We have made good initial progress against our strategic priorities. Network quality Very good reliability in all European markets. German cable network quality recognised in 4 independent tests Notes: 1. Includes Vodafone Italy and Vodafone Spain. 2. These are non-GAAP measures. See page 235 for more information. Consumer NPS Detractors Revenue market share Germany UK Other Europe South Africa Key: Improved Deteriorated Stable B2B service revenue growth -0.3% B2B organic service revenue growth +5.0% 9 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Mega trends Long-term trends shaping our industry Digital services and next-generation connectivity are increasingly central to everything we do – and will be the driving forces that redefine relationships between sectors, employers, employees, customers, and friends and family. There are four ‘mega trends’ that we believe will continue to shape our industry and the key areas of focus in our strategy for the years ahead: connected devices, digital payments, adoption of cloud technology, and generative artificial intelligence. Connected devices The world is becoming ever more connected, and it is not just driven by smartphones. A wide range of new devices, across all sectors and applications, are increasingly being connected to the internet. For consumers, there are a growing range of applications such as smartwatches, tracking devices for pets, bags and bicycles, and connected vehicles, which can lower insurance premiums and enable a range of advanced in-vehicle solutions. For businesses, the demand for IoT and potential use cases is even more evident. These include solutions such as automated monitoring of energy usage across national grids, tracking consumption in smart buildings and detecting traffic and congestion in cities. In environments that are more localised, such as factories and ports, network operators are building and running Mobile Private Networks (‘MPNs’). MPNs offer corporate customers unparalleled security and bespoke network control. As an example, MPNs enable autonomous factories to connect to thousands of robots, enabling them to work in a synchronised way. Once a product leaves the factory it can also be tracked seamlessly through global supply chain management applications, whether it is delivered through the post, in a vehicle or even via drones. In areas where the same solution can be deployed across multiple sectors, network operators are moving beyond connectivity to provide complex end-to-end hardware and software solutions such as surveillance, smart metering and remote monitoring. It is often more efficient for these solutions to be created in-house. Scaled operators can leverage their unique position to co-create or partner with nimble start-ups at attractive economics. As the number of IoT devices increases, physical assets are also communicating with each other in real time and new digital markets are being established. This is leading to the Economy of Things, where connected devices securely trade with each other on a user’s behalf, without human intervention. This presents businesses across multiple industries with exciting opportunities to transform goods into tradeable digital assets which can compete in new disruptive online markets. Digital payments Businesses in Europe continue to expand and migrate sales channels from physical premises to online channels such as websites and mobile applications. As a result, businesses increasingly transact through mobile-enabled payment services which remove the need for legacy fixed sales terminals. Consequently, businesses demand reliable and secure mobile connectivity. Consumers are also increasingly transitioning away from using cash to digital payment methods conducted directly via mobile phones or smartwatches, further increasing the importance of mobile networks. In Africa, digital payments are primarily conducted via mobile phones through payment networks owned and operated by network operators. The annual value of mobile money transactions reached €1.3 trillion globally in 2023, up 14% versus the previous year1 .. Consumers are also moving beyond peer-to-peer transactions as rising smartphone penetration drives the adoption of mobile payment applications. Network operators and a range of FinTech start-ups are using these applications to sell additional financial services focused products, ranging from advances on mobile airtime and device insurance to more complex offerings such as life insurance, loans and e-commerce marketplaces. These play a critical role in improving financial inclusion for millions of people across Africa in areas where the traditional banking sector has not been able to reach. M-Pesa is Africa’s most successful mobile money service and the region’s largest Fintech platform. It provides more than 63 million customers across six countries in Africa with a safe, secure and affordable way to send and receive money, top up airtime, make bill payments, receive salaries and get short-term loans. Businesses are also increasingly reliant on operator-owned payment infrastructure for consumer-to-business payments and for large business-to-business transfers. These payment networks drive scale benefits for the largest operators by allowing customers to save on transaction fees whilst also driving both business and consumer customers to seek reliable and secure networks. Vodacom’s super app VodaPay allows users to manage money through a digital wallet and make payments for all the products and services that the app offers through a wide range of partner businesses. Click or scan to watch our Vodafone Business investor briefing: investors.vodafone.com/ vbbriefing Note: 1. GSMA, 2024. Click or scan to watch our digital services and experiences investor briefing: investors.vodafone.com/ digital-services Read more about how we build platforms for financial inclusion on pages 36-37 Read more on how we enable customers to reduce their GHG emissions with IoT on page 41 10 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Generative artificial intelligence Artificial intelligence (‘AI’) is the ability of machines to perform tasks that are typically associated with human intelligence, such as learning and problem-solving. Generative AI (‘Gen AI’) is a type of AI that can create new content, such as images, text or music by learning from existing examples of the same content. It does this by training foundation models, known as Large Language Models (‘LLMs’), on huge sets of example data. At the end of the training, the model can generate content that is statistically similar to the examples used for its training. Growth in computing power and the abundance of data available for training has led to an exponential growth in the size and capability of artificial neural networks, with the release of ChatGPT in November 2022 sparking a significant increase in interest in the technology among both consumers and enterprises. The latest Gen AI models are based on networks with trillions of parameters and have been trained on the entire contents of the internet. Potential applications of Gen AI can range from those that directly benefit customers, such as AI-generated recommendations or hyper-personalised marketing content, to more operational use cases such as analysis of unstructured data or software development ‘co-piloting’ (drafting computer code based on natural-language prompts). The full range of potential applications and long-term impacts of Gen AI are starting to be understood, but the technology is widely expected to drive significant economic benefit globally through productivity increases and new business opportunities. Vodafone is strategically positioned to deploy Gen AI at industry-leading speed and scale, leveraging our deep partnerships with Google and Microsoft and our best-in-class reference architecture and cloud-based data ocean. Initial use cases include enhancing customer satisfaction by delivering hyper-personalised experiences across all Vodafone customer touch points, including Vodafone’s digital assistant TOBi. Vodafone employees will also be able to leverage Gen AI capabilities to transform working practices, boost productivity and improve digital efficiency. Adoption of cloud technology Over the past decade, large technology companies have invested heavily in advanced centralised data storage and processing capabilities that organisations and consumers can access remotely through connectivity services (commonly termed ‘cloud’ technology). As a result, organisations and consumers are increasingly moving away from using their own expensive hardware and device-specific software to using more efficient shared hardware capacity or services through the cloud. This is popular as it allows upfront capital investment savings, the ability to efficiently scale resources to meet demand, systems that can be easily updated and increased resilience. This is driving demand for fast, reliable and secure connectivity with lower latency. Many small businesses increasingly understand the benefits of cloud technology, however, they lack the technical expertise or direct relationships with large enterprise and cloud specialists. This presents an opportunity for network operators, particularly those with strong existing relationships to help customers navigate their move to the cloud at scale. Larger corporates, which may already use the cloud today, are progressively moving away from complex systems based on their own servers or single cloud solutions, to multi-cloud offers sold by network operators and their partners. This approach reduces supplier risk and increases corporate agility and resilience. Large corporates continue to drive higher demand for robust, secure and efficient connectivity services as they transition from their own legacy hardware and services. Cloud providers also recognise the criticality of telecommunications networks. Many cloud providers are partnering with the largest network operators, sometimes through revenue sharing agreements, to develop edge computing solutions which integrate data centres at the edge of telecommunication networks to deliver customers reduced latency. The opportunity is significant, as the total addressable market in business-to-business cloud and security is expected to reach €86 billion by 2028 compared to €47 billion today. Consumers use cloud solutions for a variety of reasons, including digital storage, online media consumption or interacting through the metaverse. Consumer hardware can also in some cases be replaced by cloud-first solutions. For example, new cloud-based gaming services allow consumers to stream complex, bandwidth-heavy computer games directly to their phones or tablets, without the need for expensive dedicated hardware. Fast and reliable connectivity will act as a catalyst for further innovation and consumer applications, many of which do not yet exist today. Click or scan to learn more about our cloud technology in our technology investor briefing: investors.vodafone.com/ vtbriefing Click to read more about our six-year strategic partnership with Google: investors.vodafone.com/ google-strategic-partnership Click or scan to learn more about how Vodafone is working with AI: investors.vodafone.com/ artificial-intelligence Click to read more about our 10 -year strategic partnership with Microsoft: investors.vodafone.com/ microsoft-strategic-partnership Read more about Vodafone’s approach to responsible AI on page 46 11 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Stakeholder engagement Engaging regularly with our stakeholders is fundamental to the way we do business Regular engagement ensures we operate in a balanced and responsible way, in both the short and longer term. We are committed to maintaining good communications and building positive relationships with all of our stakeholders, as we see this as essential to strengthening our sustainable business. Factors considered by Directors when promoting the success of the Company Disclosure Location The likely consequences of any decision in the long term Business model pages 4 to 5 Key performance indicators pages 6 to 7 Stakeholder engagement pages 12 to 14 Our Purpose pages 34 to 43 Maintaining Trust pages 44 to 56 Principal risk factors and uncertainties pages 57 to 63 Governance pages 70 to 121 The interests of the Company’s employees Key performance indicators pages 6 to 7 Stakeholder engagement pages 12 to 14 Our people strategy pages 15 to 20 Our Purpose pages 34 to 43 Maintaining Trust pages 44 to 56 Our Company purpose, values and culture page 80 Remuneration Committee, Remuneration Policy and Annual Report on Remuneration pages 98 to 118 The need to foster the Company’s business relationships with suppliers, customers and others Business model pages 4 to 5 Stakeholder engagement pages 12 to 14 Chief Executive’s statement and strategic roadmap pages 1 and 9 Our Purpose pages 34 to 43 Maintaining Trust pages 44 to 56 Principal risk factors and uncertainties pages 57 to 63 Board activities and principal decisions pages 81 to 83 Supplier financing arrangements pages 39 and 193 The impact of the Company’s operations on the community and the environment Stakeholder engagement pages 12 to 14 Our Purpose pages 34 to 43 Climate-related risk pages 64 to 69 Contribution to UN Sustainable Development Goals page 43 Maintaining Trust pages 44 to 56 ESG Committee pages 96 to 97 The desirability of the Company maintaining a reputation for high standards of business conduct Stakeholder engagement pages 12 to 14 Maintaining Trust pages 44 to 56 Governance pages 70 to 121 The need to act fairly as between members of the Company Stakeholder engagement pages 12 to 14 Governance pages 70 to 121 Shareholder information pages 249 to 254 Vodafone is required to provide information on how the Directors have performed their duty under section 172 of the Companies Act 2006 to promote the success of Vodafone, and these matters are covered throughout this Annual Report and summarised in the table below. This includes how those matters and the interests of Vodafone’s key stakeholders have been taken into account by the Directors. We have also summarised our interactions with key stakeholders during the year in this section. The engagement mechanisms directly involving the Directors are indicated below with a B symbol. 12 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Our customers We are focused on deepening engagement with our customers to develop long term, valuable and sustainable relationships. We have hundreds of millions of customers across our global footprint, from individual consumers to large multinationals. How did we engage with them? – Digital channels, call centres and branded retail stores What were the key topics raised? – Easy access to high quality support and shorter resolution times for service related issues – Better value offers for long-term customers and improved transparency around price increases – Fast and reliable fixed internet, wider mobile coverage and faster 5G connectivity How did we respond? – B Customer experience (‘CX’) is our top priority, with global alignment behind a customer action plan and increased investment to improve experience – CX boards in all markets, continuously review customer pain points and take action with dedicated budgets – B Increased awareness of customer issues and challenges faced by the frontline through initiatives such as call centre site visits – Continued to improve digital channel effectiveness and focused on enhancing the service experience delivered by our frontline – Drove affordability of smartphones and home technology by introducing integrated trade-in, flexible financing and second-life refurbished devices – Offered support, such as free voice calls and texts, to customers affected by the tragic earthquake in Morocco and the devastating flooding in Libya – Expanded our 4G and 5G coverage – Continued progress towards closing the mobile usage gap for people across Europe and Africa – We completed the world’s first space-based 5G call on a conventional smartphone with AST SpaceMobile Our people Our people are critical to the successful delivery of our strategy. It is essential that they are engaged and embrace our purpose and values. Throughout the year we focused on a number of areas to ensure that everyone is highly motivated, and we remained focused on wellbeing, diversity and inclusion and employee engagement. How did we engage with them? – Regular meetings with managers – B European Employee Consultative Committee – B Vodacom Group Employee Engagement Forum – B Executive Committee discussions – B Internal website, live webinars, newsletters and other communications posted on our internal digital platform called ’workplace’ – B Employee Speak Up channel – B Global employee surveys, including onboarding and exit surveys What were the key topics raised? – Market mergers and acquisition activity – Customer feedback – Performance management and career development – Succession and talent development – Global Pulse and Spirit Beat survey actions – Leadership behaviours to support strategic priorities – Ownership and active engagement around safety, health and wellbeing, including mental health – Progress on diversity and inclusion How did we respond? – Regularly updated employees on business and trading updates – Launched advanced and intermediary training for critical skills – Embedded our new performance management approach – Updated our succession and talent framework – Refreshed manager learning and support guides – Launched a new global senior leadership activation programme – Remained globally committed to safety, health and wellbeing – Continued to embed diversity and inclusion through attraction, retention, development, allyship and education Our suppliers Our business is helped by 8,000 suppliers who partner with us. These range from start-ups and small businesses to large multinational companies. Our suppliers provide us with the products and services we need to deliver our strategy and connect our customers How did we engage with them? – Supplier audits and assessments – Safety forums, events, conferences and site visits – Purpose criteria in tenders relating to planet, diversity and safety What were the key topics raised? – Driving health and safety standards – Driving towards net zero emissions in supply chains – Supplier and product innovation How did we respond? – Held quarterly safety forums – Collaborated with industry peers and suppliers through the Joint Alliance for CSR (‘JAC’) – Continued rollout of environmentally-linked supply chain finance programme Our local communities and non-governmental organisations (‘NGOs’) We believe that the long-term success of our business is closely tied to the success of the communities in which we operate. To achieve this, we engage with local communities and international NGOs across our markets. How did we engage with them? – Providing relevant products and services – Collaboration on education, health and inclusive finance projects, and on our humanitarian response to global issues including the cost-of-living crisis and war in Ukraine – Participation in multi-stakeholder working groups on policy issues at national and international level What were the key topics raised? – Increasing access to connectivity and digital services, by closing the digital divide, connecting more women, and connecting SMEs – Human rights topics – Environmental topics, including net zero, biodiversity and the circular economy – Delivery of global and national development goals including the UN Sustainable Development Goals (‘SDGs’) 13 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

How did we respond? – Engaged with the UN Broadband Commission, with Vodacom CEO Shameel Joosub elected as Commissioner – Co-chaired an area of the International Telecommunication Union’s Partner2Connect initiative and contributed to the UN’s ‘SDG Digital Day’ – Participated in industry working groups covering human rights, smartphone access, digital inclusion and biodiversity – Engaged with environmental initiatives, including the Science Based Targets initiative, CDP, and our WWF partnership Governments and regulators Our relationship with governments and regulators is important and we hope to work together on policies impacting our industry and customers, while also enabling governments and regulators to better understand the positive impact we can have on the environment and communities we operate in. How did we engage with them? – B Held meetings with EU institutions, governments, elected representatives, international organisations and regulators – B Hosted and participated in workshops and events to improve sector understanding of connectivity and digitalisation; wrote a set of white and non-papers – B Our Chair chairs the European Round Table for Industrialists, which engages with European and global institutions, and governments – B Promoted Vodafone’s interests through membership organisations and trade associations What were the key topics raised? – Regulatory and policy environment – Security and supply chain resilience – Data protection and privacy in regards to artificial intelligence – Level playing field, sectoral health of the telecommunications sector, market structure, market consolidation and competition – EU single market for the telecommunications industry How did we respond? – Engaged on network investments, design and deployment, allocation of spectrum (especially 6GHz) and the protection of consumers, future of satellite – Promoted the need for telecommunications supply chain resilience and diversity, including highlighting the important role of OpenRAN – Engaged with the EU with respect to the data economy, including data protection, digital principles, and data sharing (including the EU AI Act, Cyber Act and Digital Decade targets) – Participated in the fair share debate through responding to the European Commission consultation on the Future of Connectivity. – Inputted to the Commission White Paper and upcoming reports on competitiveness and the single market. Click to read more about our social contract in our investor briefing. The materials set out why a reset of the European regulatory framework is so important; how through our social contract we have taken a leadership role in improving our relationship with governments and policymakers; and what is needed in terms of policy reform: investors.vodafone.com/social-contract Our investors Our investors include individual and institutional shareholders as well as debt investors. We maintain an active dialogue with our investors through our extensive investor relations programme. How did we engage with them? – B Personal meetings, roadshows, conferences – B Annual and interim reports and presentations – B Our investor relations website is used as our primary digital communications tool and is available to all shareholders (institutional and retail), including 13 hours of dedicated video content covering investor events and interviews with Board Directors – Regulatory News Service (‘RNS’) announcements – B Annual General Meeting (‘AGM’) – B Investor perception study and regular feedback survey – Online presentations aimed at retail investors, hosted by the UK Individual Shareholders Society in FY24 and ‘Investor Meet Company’ in FY25 – Our Registrar, Equiniti, operates a portfolio service which provides shareholders with the ability to manage their holdings What were the key topics raised? – Our new strategic roadmap and strategic priorities of Customers, Simplicity and Growth – Allocation of capital, including capital investment, leverage and shareholder returns – Portfolio right-sizing for growth – Corporate governance practices – Environmental, Social and Governance (‘ESG’) strategy, targets and reporting How did we respond? – We conducted over 1,000 investor interactions through meetings with major institutional shareholders, debt investors, individual shareholder groups and financial analysts, and attended conferences – Meetings were attended by Directors and senior management, including our Chair, Group Chief Executive, Chief Financial Officer, and Executive Committee members – Provided comprehensive reports and transparency disclosures on ESG matters Click to read more on our investor website: investors.vodafone.com Stakeholder engagement (continued) 14 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Our people strategy is to create an inclusive environment for growth where everyone has the opportunity to thrive and belong. Our engaged and experienced teams are a key strength and will support us through the transformation of Vodafone. The ‘Spirit of Vodafone’ Our culture – the ‘Spirit of Vodafone’ – outlines the beliefs we stand for and the behaviours that enable our strategy and purpose. We foster our culture by developing behaviours that reinforce our Spirit, investing in leadership development to role-model our beliefs, and ensuring systems, processes and milestone activities are aligned with the ‘Spirit of Vodafone’. We measure our progress and identify where to take action via a bi-annual employee survey called ‘Spirit Beat’. In our latest Spirit Beat survey in April 2024, we had an 88% response rate and strong scores in engagement, connection to purpose, and Spirit. Spirit Beat surveys Measurement April 2024 May 2023 Engagement 75 75 Purpose 88 88 Team Spirit Index1 85 84 Response rates 88 88 Note: 1. The Team Spirit Index represents an overall view of how people are doing on the ‘Spirit of Vodafone’ and takes into account each of our Spirit Behaviours. It allows us to understand how successful we have been in embedding these behaviours when working with each other, our customers, and the communities in which we operate. The ‘Spirit Beat’ survey measures our progress on culture change with a focus on supporting employees to deliver our priorities of Customers, Simplicity and Growth through Spirit. The ‘Spirit Beat’ results show that teams are becoming more engaged, connected to our strategy, and have clarity on their goals. Managers who act on Spirit outperform those who do not take action by 20 points on Team Spirit Index and 26 points on Engagement. We support our managers to lead with Spirit and continue to take action on survey results through development programmes, training and resources. In November 2023, over 900 managers attended training on taking action on Spirit. We continue to evolve our employee listening strategy and deepen the connection between employee and customer experiences. As Vodafone transforms, we use pulse surveys to measure the understanding of our strategy; between June and September 2023, 84% of teams understood and 80% were connected to our strategy. Onboarding feedback shows new hires are connected to our strategy and 87% reflect Spirit behaviours, while 84% positively rated their onboarding experience. Feedback shows that 69% of leavers would recommend Vodafone as a great place to work. To improve customer experience, we have deepened our understanding of our frontline colleague experience. Spirit Beat results from April 2024 showed the Engagement score was 75% and Team Spirit Index 85%. Outsourced contractors who serve our customers also had an opportunity to participate in ‘Spirit Beat’: 65% responded, an increase of nine percentage points from May 2023. Insights obtained have been used to inform our overall customer action plan, designed to improve the frontline and customer experience. ‘Spirit of Vodafone Day’ takes place once a quarter with dedicated time to focus on connecting with our customers. During those days, learning hours increase on average by two times compared to other days in the year. Employees use the ‘Spirit of Vodafone Day’ to connect with the customer experience through customer-focused learning and local activities. Diverse talent and skills The Vodafone Learning Organisation (‘VLO’) operates across all our operations to deliver high-quality learning that supports diverse talent to develop the skills required to transform Vodafone. This is reflected in the four strategic pillars summarised below. 1. Enable a high-impact performance and learning culture We continue to support the professional growth of people through online learning. This year our learning and career development platform ‘Grow with Vodafone’ was recognised in the Learning Technologies Awards, winning gold for ‘Best Learning Technologies Project – Commercial Sector’, and silver for ‘Best Advance in Learning Management Technology’ at the Brandon Hall Excellence awards. During the year, our employees spent 2.7 million hours on learning, with an average of 225,000 hours per month. The annual average number of hours per employee has increased by 74% since FY23, with each employee now spending 32 hours on average per annum on their learning. We invested an average of €386 in both mandatory and non-mandatory training for each employee to build future capabilities. In April 2023, we launched a new performance management framework called ‘Grow my Impact’ to align employee goals to strategic priorities and assess performance based on individual impact. Grow my Impact introduced a mid-year check-in to encourage managers to have growth and career conversations with their direct reports and provide feedback on how they are tracking against their goals. We also refreshed our talent rating framework to support consistent decision-making. The new framework allows us to recognise a larger population of individuals with potential for bigger, more complex roles and to better differentiate between types of potential to provide tailored and value-adding development support to distinct groups. This also includes identifying those of our employees with critical skills. To emphasise that leaders are accountable for strengthening talent across Vodafone, all leaders must now have a ‘Grow Others’ goal. To recognise varying levels of impact and talent, year-end ratings drive reward outcomes for bonus and share awards for eligible employees. Eligibility to receive a bonus is underpinned by minimum performance standards that include the completion of our compliance training called ‘Doing What’s Right’. 2. Build the skills for the future This year we launched and delivered our ‘Skill Accelerators Labs’ across the organisation to develop critical skills such as agile project management, software engineering, automation, and cyber security. 8,000 employees have already completed these programmes. In May 2023 we also introduced a global software engineering reskilling programme to equip employees to move into a new role within Vodafone. Our technical career path (‘TCP’) supports the attraction, retention and development of our technical experts and sits alongside a leadership career path. The TCP is designed to provide more formal ways to recognise and reward technical experts, giving choice in career direction. Following our FY23 review of our leaders’ commercial capabilities, current and future leaders were assessed against the skills we need for the future and targeted development and learning plans were subsequently created to close any gaps. To enable the development of broader skills, we continue to launch and refresh content with licensing partners, accessed by 28,000 employees this year. Click to read our technology employee articles: careers.vodafone.com/life-at-vodafone/projects-stories 3. Drive an efficient engine with the scale and expertise to deliver our growth ambitions We continue to simplify VLO operations by scaling training partnerships with vendors and consolidating duplicate work into our expanded _VOIS shared services team. We also conduct global demand planning to ensure our learning investments reinforce our strategic objectives. Our people strategy Our people strategy 15 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Our people strategy (continued) 4. Engage and retain diverse talent, and unlock potential through focused succession and people development Our Group Chief Executive and Chief Human Resources Officer conducted a series of Succession and Talent Acceleration Review (‘STARs’) meetings with the market and functional CEOs and HR Directors during the year. These meetings discussed the Senior Leadership Team (‘SLT’) succession plan for employees identified as key talent. Those in the ExCo succession and talent acceleration pool, which includes 44% women, receive one-to-one support, including leadership assessment, development planning, and coaching. To strengthen our market or functional CEO succession pipeline, we have also established a programme to support 15 senior leaders who have the potential to become a CEO in the next three to five years obtain the skills, experience, and exposure required. To increase our understanding of employees identified as key talent across the rest of the business, 167 senior leaders at senior management level completed leadership development assessments to help inform talent decisions. They also attended development planning sessions to grow their impact and prepare for future roles. Leadership development Leadership is essential to enabling transformation, and we continually invest in developing inclusive leaders who drive growth and innovation, act as role models, coach and empower teams, and lead with Spirit. Programmes delivered this year include: – ‘Vodafone Leader Labs’, attended by our top 182 ExCo and SLT leaders to enable the leadership shifts required to deliver our strategy; – ‘Leading for Customer Loyalty’, attended by leaders to deepen their connection with customers and shape a customer-centric culture; and – ‘CEO Accelerator Lab’, attended by 11 market CEOs to support their transition as newly appointed CEOs. This included assessments, one-to-one coaching, leadership training and business mentoring. To complement these programmes, leaders also use coaching and assessment tools digitally and on-the-go. Digital and personalised experience Office space The shift to hybrid working has redefined the role of the office and inspired us to create a new global office design primarily for collaboration and connection. We have improved the digital workplace experience with new booking systems for desks and collaboration spaces, access control, video conferencing and presentation facilities. Last year we opened an innovation campus in Málaga in collaboration with the University of Málaga; we refurbished a listed building to update it to the newest technology. Employees work there with university students, fostering greater opportunities to collaborate on innovations. This is a great example of the hybrid workplace improving employees’ experience and attracting talent. We continued to enable remote working through our ‘Office in a Box’ initiative, which was implemented to support employees’ wellbeing while working from home. This provides a virtual office set-up at home following a self-assessment. Digital experience We remain focussed on digitally transforming the people experience and evolving ways of working to accelerate the execution of the people strategy and deliver simplicity, efficiency and an enhanced experience across people processes. This has been driven by global initiatives across the people life cycle. The award-winning Artificial Intelligence (‘AI’) enabled Grow with Vodafone platform continued to create hiring efficiencies and optimise the recruiter, hiring manager and candidate experience, enabling: – Increased diversity through tailoring job recommendations for candidates and removing bias through anonymous candidate recommendations; – Improved recruiter efficiency through simplified navigation between tools and candidate recommendations based on required skills. This resulted in a reduction in time-to-hire from 50 days to 48 days; and – A simplified and faster application process through personalised skills-based job recommendations and a 78% reduction in questions. This resulted in 78% of applications moving to submission stage. To attract, retain and support diverse talent more consistently, this year a new global talent acquisition policy was launched and our onboarding tool was also enhanced with new features to provide a simpler and more personalised experience for new joiners, driving engagement. This is enabled by automated and tailored notifications, including the use of SMS in the UK, which has led to a journey effectiveness score of 87%. A key priority for Vodafone is having a clear and robust strategic workforce-planning process. As a result, we implemented a simple and secure global headcount planning tool to improve accuracy, reduce manual time and effort, and enable closer collaboration between those involved in the process. The tool is available in majority of markets and Group functions1 , allowing users access to gain experience with the new system. To improve the speed and effectiveness of HR admin support for employee queries and transactions, our HR chatbot has been scaled and is now adopted across Vodacom, _VOIS India, the UK, Group UK, Romania, and _VOIS Romania. The chatbot receives 67% of queries across all channels, with an average first-time resolution of 53% and an employee Net Promoter Score of 75. We are closely following AI and Generative AI advancements in the market and, based on pilot findings, we are working with multiple external experts to harness the potential for integration with HR processes. The top four use cases selected include: automating query resolution; driving deeper people data insights; enhancing learning and talent acquisition content and removing bias; using AI-enabled search and recommendations to find the best candidates, as well as learning content and career opportunities for employees. We are enhancing the people data analytics team’s capability with the implementation of a global HR data lake using Google Cloud Platform. This is now live for all markets except Germany and enables standardised insights and dashboards, reducing the need for manual reporting. This is supported by high-quality people data managed through a data quality tool, which checks and corrects HR data against pre-set rules, with 100% error resolution since its launch in FY23. To complement the changes in the digital ecosystem, we have continued to invest in our ways of working. We introduced a global service model for the hiring of employees at executive management level (SLT and senior managers), which has led to a more standardised and efficient process. We are also transforming the HR business partnering support model in an agreed set of markets to improve its effectiveness. HR business partners will focus on strategic activities, while transactional HR activities will transfer to _VOIS. To optimise HR services, we continue to re-locate activities conducted in markets (including selected learning and development tasks and resourcing admin tasks) to _VOIS. This will improve service quality at scale while creating savings of €0.6 million. A transformation plan was also executed to ensure _VOIS readiness to receive the activity in preparation for the future service offering. Note: 1. The headcount planning tool is available for: Albania, DRC, Egypt, Greece, Group Commercial, Group Corporate Functions, Group Technology, Lesotho, Portugal, Romania, South Africa, Tanzania, Turkey, and the UK. 16 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Pay and benefits As part of the people experience, we continue to ensure pay, benefits and wellbeing propositions are competitive and fair. Pay is typically reviewed on an annual basis, with increases aligned to an individual’s level of skills and experience, as well as external factors like market competition and inflation. Our total reward approach also encourages collective performance and ‘in-the-moment’ recognition. For example, 22,253 peer-to-peer ‘Thank You’s’ and 58,951 cash ‘Vodafone Star’ awards were issued through a digital recognition tool during the year. We continue to apply Fair Pay principles across all markets, working with the WageIndicator Foundation to ensure a good standard of living in each market. In the UK, our commitment to these principles is reflected in being an Accredited Living Wage employer. Click to read more about Fair Pay at Vodafone: vodafone.com/fair-pay Read more about our Fair Pay principles on page 113 Our people We are developing a diverse and inclusive global workforce that reflects the customers and societies we serve. Key information 2024 2023 Average number of employees1 85,887 83,186 Average number of contractors1 6,848 8,225 Number of markets where we operate 15 15 Employee nationalities 146 146 Footprint: Operating segments Germany 17% 18% UK 11% 11% Other Europe2 13% 14% Africa2 16% 16% Turkey 4% 4% Shared Operations (_VOIS)3 33% 29% Corporate Services 5% 5% Central Business Units 3% 4% Employee experience Employee engagement index4 75 75 Alignment to purpose4 88% 88% Voluntary turnover rate5 9% 12% Involuntary turnover rate5 3% 4% Average number of employees from continuing operations 85,887 83,186 Notes: 1. All headcount figures exclude non-controlled operations such as those in the Netherlands, Kenya, Australia and India. Further information on how headcount is defined and calculated can be found in the ESG Addendum Methodology document: investors.vodafone.com/ esgmethodology. Calculation considers pro-rated headcount. 2. Other Europe reflects employees based in Albania, Czech Republic, Greece, Ireland, Portugal, and Romania. Africa reflects employees based in Vodacom Group, including Egypt. 3. Shared Operations constitute a significant number of employees. The figures presented above include _VOIS headcount across our footprint (Albania, Egypt, Hungary, India, Portugal, Romania, Turkey and Spain). 4. More detail on the employee survey is included on page 15. The employee engagement index is based on an average index of responses to three questions: satisfaction working at Vodafone; experiencing positive emotions at work; and recommending us as an employer. Alignment to purpose is based on a single question that asks whether employees feel their daily work contributes significantly to Vodafone’s purpose. Employee engagement index and purpose alignment scores reflect April 2024 and May 2023 data. 5. The voluntary turnover rate includes retirements and death in service. Further information on how voluntary and involuntary turnover has been calculated is included in the ESG Addendum Methodology document: investors.vodafone.com/esgmethodology. Simplified operating model We continued to simplify our operating model. For example, the establishment of the Vodafone Shared Operations business, which will sell and deliver a portfolio of services to Group, operating companies, and other customers, via an arm’s length commercial model based on Price x Quantity x Quality of Service. Separately, the Internet of Things (‘IoT’) Managed Connectivity business is becoming a separate, standalone company within Vodafone Group that will offer access to the Global Data Service Platform (‘GDSP’) Managed Connectivity segment to Vodafone and new customers. Where aspects of this internal re-organisation of Vodafone’s global IoT business require notification and regulatory approval, we will be working closely with the relevant authorities to obtain the necessary clearances. We are also creating a unified global Vodafone Business team with our business teams in operating companies to streamline prioritisation and decision-making for our products and services. Employee engagement We have a number of employee forums where elected employee delegates represent the views of their colleagues. During the year, the Board’s Workforce Engagement Leads, Delphine Ernotte Cunci and Christine Ramon, attended employee forums, such as the European Employee Consultative Committee and the Vodacom Employee Engagement Forum, to gather employee views. Key discussion topics from the meetings included business development, customer experience, growth, and reskilling opportunities. The Group Chief Executive updates employees regularly on how we are embedding and progressing our strategy and this is through a variety of channels, including our internal digital platform ‘Workplace’. These announcements include any changes to our market portfolio, services, and organisation. Recently employees were informed of changes to simplify our Executive Committee structure whereby all European markets are now under the CEO of European Markets, and joint ventures, partner markets, and telecom partnerships are now consolidated under the CEO Vodafone Investments. Alongside the Chief Commercial Officer and CEO Vodafone Italy; CEO Vodacom Group; and, CEO Vodafone Business, these form the five Executive Committee customer-facing units. Read more about the Board’s engagement with the employee voice on pages 77-78, and 83 Workers’ councils and union engagement We respect freedom of association and recognise the rights of employees to join trade unions and engage in collective bargaining in accordance with local law. We continue to maintain strong relationships with workers’ councils and unions through their representatives, and we have 13,224 people covered by collective bargaining agreements across our global footprint. Vodafone Germany employees, all covered by collective agreements signed with unions, can register and participate in trade union activities. They can elect or be elected into various union roles at a local or national level. Across FY24, Vodafone Germany completed more than 160 agreements across all levels1 , with a focus on the introduction of new IT tools, working conditions and transformation. The latter includes a refreshed performance management framework. There were no material disruptions to operations as a result of union activity during the financial year or between the end of the financial year and the date of this Annual Report on Form 20-F. Workplace equality As part of our purpose, we aim to make the world more connected, inclusive, sustainable, and a place where everyone can truly be themselves and belong. Diversity and inclusion Our aim is to create an inclusive and equitable workplace for all. This year we have sustained momentum on gender equality, accelerated focus on LGBT+, race and ethnicity, and taken actions to better understand the experience of neurodiverse people in the workplace. Our focus on inclusion supports our ambition to create a global workforce that reflects the customers, communities and colleagues we serve, and the wider societies in which we operate. We believe that embedding equity and inclusion to enable diversity is critical to achieving these goals in a sustainable way. Note: 1. With the exception of Vodafone Group Services Gmbh Germany (‘VGSG’). 17 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Embedding inclusion Multiple employee networks operate across Vodafone including Women, VodAbility, LGBT+ Friends, Parents & Carers and Multicultural Inclusion. We actively support them, and this year we provided 29 network chairs and sponsors with specific leadership development training focused on how to effectively create and assess a network’s strategy, as well as how to be a visible and effective sponsor. Global Withstander training continues to be delivered in 11 languages to upskill employees on how to become active allies by challenging negative and inappropriate behaviours when they witness them. Over 74% of employees and 91% of managers completed the training in FY24. We continued to engage with colleagues and raise awareness of why inclusion matters. During the year, we held global sessions on diversity and inclusion topics and these received over 10,0001 viewers across all markets. Gender diversity Goal: We aim to have 40% women in management roles by 2030. We have reached 35%, which is on track towards our ambition. We continue to drive progress through programmes, policies and leadership incentives. 2024 2023 Women on the Board 42% 54% Women on the Executive Committee 33% 33% Women in senior leadership positions1 37% 34% Women in management and senior leadership roles2 35% 33% Women as a percentage of external hires 44% 40% Women as a percentage of graduates 53% 44%3 Women as a percentage of employees4 39% 39% Notes: 1. Percentage of senior women in our top 135 positions includes the Executive Committee and Senior Leadership Team (FY23: 158). 2. Percentage of women in our 6,350 management and leadership roles (FY23: 6,328). 3. Includes Vodafone Italy and Vodafone Spain. 4. Percentage of women based on 85,225 total employees (FY23: 93,095). The total number of employees represents the position on 31 March for the applicable year and excludes employees that left the Company after this date. The numbers do not represent pro-rated headcount. Further information on how employees are defined and calculated can be found in the ESG Addendum Methodology document: investors.vodafone.com/esgmethodology. We work to ensure there is gender diversity when resourcing for senior leadership roles, and our leadership team is accountable for maintaining diversity and inclusion in their teams. Women in management targets are also embedded in our long-term incentive plans. Across youth programmes, 49% of hires were women. We have also now connected with over 15,000 girls via the digital skills programme ‘Code Like a Girl’ since 2017. We support managers on inclusive hiring practices through training and by embedding inclusion in our talent acquisition systems. This includes the introduction of blind CVs, which exclude personal details such as the candidate’s gender and age. Domestic violence Our global domestic violence policy sets out comprehensive workplace resources, support, security, paid safe leave and other measures for employees at risk of experiencing, and recovering from, domestic violence and abuse. We expanded our support by creating an allyship programme for domestic abuse survivors. This expands training beyond HR and line managers to all employees, including our frontline workforce, on how to recognise the signs of abuse, respond, and refer survivors to support. Menopause Our external research identified that 62% of women with symptoms of menopause found that it impacted their work. We are committed to supporting women experiencing menopause, including providing a global toolkit, which is freely available to download externally, and menopause e-learning on common symptoms’ impact to work. Our people strategy (continued) Maternity and parental leave Our global maternity and parental leave policies are available across markets, providing 16 weeks of fully paid leave with a phased return to work over six months, where parents work the equivalent of four days and are paid for five days. This policy is open to all employees regardless of sex, gender identity, sexual orientation, length of service, and whether they or their partner is having a baby, or they are welcoming a child through surrogacy or adoption. This year, over 2,300 women have taken our maternity leave and over 2,500 men have taken parental leave, with 72% of the latter taking four or more weeks of leave. Of those who identify as LGBT+, 5% have taken parental leave. In addition, 70% of employees remained with Vodafone 12 months after their return from parental leave. LGBT+ We accelerated our focus on supporting our LGBT+ community with 2,700 allies and active support from senior executive sponsors. For the first time we included the question ‘Are you out at work?’ as part of our Spirit Beat survey to better understand experiences of our LGBT+ employees in the workplace2 .. 44%3 of our LGBT+ community are out at work. To further support them, we launched a guide for managers and colleagues to support employees coming out in the workplace and have also updated our LGBT+ travel toolkit advising on safe travel. In addition, we launched the pronoun functionality in Microsoft Teams and Outlook on the web; this gives employees the option to easily add their preferred pronouns to their profile. The Vodafone Foundation continues to promote the Zoteria app in the UK, which helps the LGBT+ community and the wider public to come together and tackle the issue of LGBT+ hate crime. Accessibility in the workplace During the year, we upskilled our people through continued promotion of and education about the accessibility features available within Microsoft 365. We also have accessibility guidelines, which are reinforced through workshops and training for developers. Assessments continue to be conducted to improve the accessibility of our own products. We have seven sessions available and hosted a podcast to promote accessibility in the digital workplace. Vodafone took part in research to understand the experience of neurodiverse people in technology, along with Colt, Samsung, and Nokia, as part of the #ChangeTheFace alliance. The aim was to provide insights for employers to support neurodiverse people in the workplace. Race, ethnicity and cultural heritage (‘REACH’) We continue to promote greater workplace inclusion through allyship and anti-racism. REACH executive sponsors continued to be appointed across our markets, and REACH fluency training continued to be adapted to local contexts and rolled out in our European markets. This year, we extended the McKinsey Black, Asian, and Hispanic/Latino Leadership Programmes to all our markets with over 500 signing up to the sessions so far. In 2020, we set ethnic diversity targets at leadership level, presented below. Ethnic category 31 March 2024 Long-term ambition Population Global Ethnically diverse background 20% 2030: 25% Global Senior Leadership Team (123 positions) UK Black, Asian, other diverse ethnicities 16% 2025: 20% UK-based senior leadership and management (1340 positions) UK Black 2% 2025: 4% South Africa Ethnically diverse background 71% 2030: 75% South African-based senior leadership and management (412 positions) Notes: 1. Includes Vodafone Spain and Vodafone Italy. 2. Markets not asking LGBT+ questions include: DRC, Tanzania, Turkey, and Egypt; the latter also does not ask ethnicity questions. 3. Includes Vodafone Italy. 18 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Leadership diversity To better understand representation across the organisation and inform our diversity and inclusion programmes, we use ‘#CountMeIn’, an initiative that encourages employees to voluntarily self-declare their diversity demographics. These include race, ethnicity, disability, sexual orientation, gender identity, and caring responsibilities, in line with local privacy and legal requirements1 .. Our senior leadership positions have the highest self-declaration rate at 75%, and this enables transparency about our diversity at senior leadership level. Read more about Board and executive management diversity on pages 87 and 88 Gender identity1 Sexual orientation2 Ethnic diversity3 Disability4 Representation in senior leadership positions 0% 3% 24% 3% Notes: 1. Self-identification of gender identity, including trans and non-binary identities, excluding cisgender. 2. Lesbian, gay, bisexual, and other sexual orientations, excluding heterosexual. 3. Asian, Arab, Black/African/Caribbean, Latinx, mixed ethnic groups, and ‘other’ identities. 4. Self-identification of disability, including long-term conditions and visible and non-visible disabilities. Policies, initiatives and targets Our commitment to diversity and inclusion is reflected across our global policies and principles, such as our code of conduct and fair pay principles. Click to read more about Fair Pay at Vodafone: vodafone.com/fair-pay Read more about our Fair Pay principles on page 113 The achievement of our diversity targets is dependent on the attraction, engagement and retention of diverse talent and skills. To support this, we have inclusive initiatives such as: hybrid and flexible working, parental leave, a mental health toolkit, learning and development programmes, allyship training, and menopause support, reinforced by the work of employee networks and executive sponsors. We refreshed our training for hiring managers and recruiters to support an inclusive candidate experience from application to offer stage. Programmes are designed to help employees through all life stages and challenge societal norms to create an environment where everyone can contribute at their best and thrive. Read more about diverse talent, future-ready skills and personalised employee experience on pages 15 and 16 Safety, health and wellbeing Nothing is more important to us than the safety, health, and wellbeing (‘SHW’) of our customers, communities, employees, and suppliers. We have a simple global commitment: no one gets hurt. This has been captured in our refreshed Global Commitment Statement which is supported by a video message from our Group CEO. Our SHW framework provides a consistent approach to safety leadership, planning, performance monitoring, governance, and assurance. Risks We continue to focus on our key risks, which account for the majority of reported incidents and remain amongst our top priorities: occupational road risk, falls from height, working with electricity, and civil works. In recognition of our key risks, we continue to use the ‘Vodafone Absolute Rules’. These rules focus on risks that present the greatest potential for harm for anyone working for or on behalf of Vodafone. The Absolute Rules apply everywhere we work and provide clear expectations for safe behaviour for everyone to follow. The Absolute Rules must be followed by all Vodafone employees and contractors, as well as our suppliers’ employees and contractors. Where this requirement is not met, we take appropriate management action. In the April 2024 Spirit Beat survey 94% of employees agreed that the Absolute Rules are taken seriously at Vodafone. Leadership engagement Our Group Executive Commmitee (‘ExCo’) and operating company ExCo’s provide visible and clear leadership in SHW. Our senior leaders are actively engaged and carry out regular face-to-face safety engagement throughout the year. Our leaders recognise the importance of connecting with teams and frontline workers as they continue to maintain our networks and work in our retail stores and on customer sites. We encourage our people to raise any concerns or ideas for improvements in SHW and ensure the support of our leaders when they do so. We continue to mandate our ‘Leading for Health & Safety at Work’ e-learning module. This module sets out the specific impact we expect our leaders to have. On 31 March 2024, 93%2 of assigned leaders had completed the module. Supplier engagement Most of our high risk work is carried out by suppliers on our behalf. Engagement and collaboration is essential to achieve our common goal of protecting people. We have held quarterly forums with our global suppliers for the last 10 years to develop common ways of working and share best practice. This year we held four in-person safety forums with our larger global suppliers. This year our forums have worked on collaboration with suppliers via work streams on improving how work is supervised on site, improving driver safety, and managing the risk of sub-contracting. Community engagement We play an active role in the communities where we conduct our business and as a result we have various community focused safety programmes. In Mozambique, a road safety campaign was conducted. The campaign involved the Chairman of the Mozambican Traffic Police, and the Vodafone Mozambique safety team. The event took place in the main transport corridor at critical points identified with a higher occurrence of accidents. In Lesotho, a radio campaign was run focusing on Vodacom Absolute Rules and pedestrian safety, with the key message ‘#NoOneGetsHurt’. This was aired on five national radio stations over three weeks. In Tanzania, we worked with five selected primary schools that were identified as exposed to high road risk. Our road-education programme reached 6,745 students and 100 junior traffic patrol officers were appointed and trained. In Greece, road safety events were held during April and May in collaboration with the Road Safety Institute. More than 550 employees, building tenants, and children participated in safety training using simulators. We also installed automated external defibrillators in six of our premises, which are available to all tenants. Governance SHW is managed through a global framework. This includes the monitoring and assessing of risks, setting targets, reviewing progress, and reporting performance. Our global framework is based on international standards for occupational health and safety. It is aligned to internationally recognised best practice and always meets or exceeds local requirements. In addition, five of our European local markets, one Vodacom market, and four _VOIS locations have chosen to undergo independent external certification to ISO 45001, the international standard for occupational health and safety. All incidents relating to key risks or breaches of the Vodafone Absolute Rules are reported and investigated within the timescales contained in our Incident Reporting Standard. We ensure that Notes: 1. #CountMeIn is not live in Mozambique. 2. Figure includes Vodafone Italy and Vodafone Spain. 19 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Our people strategy (continued) incidents are investigated in accordance with their severity, and appropriate remedial actions and improvements are identified and implemented. We strongly believe in the importance of prevention and we also believe that every incident should be treated as an opportunity for learning and improvement. SHW is a global policy and is included within our global risk and compliance governance programme. This year we continued in-country audits and remote validation continued as a complementary process. Our eight audits focused on the control of contractors and lifting operations across Europe, Africa, and Asia. Six additional visits were made to our Europe and Africa markets to focus on engagement and communication. They included a combination of team meetings, site visits with contractors and suppliers and, where applicable, verification checks following any serious incidents. Training We continue to include a health and safety module as part of our mandatory ‘Doing What’s Right’ training. Every employee must complete the training within six weeks of joining and then follow our learning intervention cycle. During FY24, 96% of assigned Vodafone employees completed the health and safety module. Each local market is also responsible for delivering training that supports the development of appropriate leadership skills, behaviours, and identification of risks. Additional training is specific to an individual’s role and aligned to each market’s local legislation. Key performance indicators We have a global set of key performance indicators which are reported monthly to the Group ExCo and bi-annually to the Board: – Number of fatalities; – Number of employee lost-time incidents (‘LTIs’); and – Near misses. All fatalities that may be connected with our activities in any way, including those affecting employees, suppliers and members of the public, are formally reported to the Group’s ExCo and to the Board by the Head of Safety, Health and Wellbeing. Each incident is investigated to determine the facts and any actions required to prevent recurrence. The investigation’s findings are reviewed by the Chief Human Resources Officer at a formal review meeting to ensure the thoroughness of the investigation, the suitability of corrective and preventive actions, and to determine whether the fatal accident was within Vodafone’s control or not. All fatalities determined to be within Vodafone’s control are considered ‘recordable’ and are publicly reported. Fatal accidents from FY20 onwards which had not reached determination of recordability, due to ongoing legal processes, were reviewed during FY24. Of these events three were determined to be within Vodafone control and therefore recordable. The incidents were a road traffic accident in Turkey in FY21, a fall from height in Italy in FY22, and a gas explosion in Germany in FY23. There are no fatal accidents awaiting determination from prior years. Our aim is to ensure no one gets hurt. Any loss of life related to our operations is unacceptable. It is therefore with great regret that we record two fatal accidents this year. The first recordable fatality occurred in South Africa when a supplier’s vehicle struck a child that ran into the path of the vehicle. The injured child was taken to hospital but sadly died. Support for the child’s family has been provided in line with cultural and contractual requirements via our supplier. The investigation identified that our suppliers control of its fleet and driver operations required improvement. Our supplier control and monitoring process had not identified those weaknesses in these supplier’s controls prior to the incident. Additional audits of field operations vehicle maintenance and driver monitoring programmes are being undertaken as is consequence management of the supplier company. The second recordable fatality occurred in Mozambique when a supplier technician fell from height. The technician was working at the top of a tower when a bee swarm began to sting him. As he descended he detached himself from his fall protection harness, went into shock at around seven metres and then fell to ground level. The review identified that the controls for managing natural hazards such as bees could be improved. A safety directive to prohibit work in the presence of bees has since been mandated across all Vodacom markets. An industry leading innovative rescue from height practice has been created by Vodafone and is being implemented across all markets to allow safe descent even when incapacitated. Specialist contractors are being used to remove bee swarms and only such specialist contractors are permitted to work in the presence of bees. Lost-time incident (‘LTI’) is the term we use when an employee or contractor is injured while carrying out a work-related task and is consequently unable to perform their regular duties for a complete shift or period of time after the incident. During the year, 18 employee and contractors LTIs were reported. In total these incidents account for 164 lost workdays. Key performance indicators 2024 2023 Work-related injuries or ill health (excluding fatalities) Employees and contractors 18 13 Suppliers’ employees and contractors 8 14 Lost-time incidents (‘LTI’) Number of lost-time employee and contractor incidents1 18 13 Lost-time incident rate per 1,000 employees and contractors 0.19 0.14 Total recordable fatalities Employees and contractors 0 0 Suppliers’ employees and contractors 1 0 Members of the public 1 12 Notes: 1. Lost-time incident means the loss of one or more workdays as a result of injury. 2. During FY24, an internal investigation into an incident during the year ending 31 March 2023 concluded and an additional fatality is reported. This has been reflected in the reported figure for FY23. Wellbeing We remain focused on mental health and wellbeing. Training and services are available in each market, including the provision of employee assistance and psychological support services. Our global wellbeing framework includes pillars for mental health, physical health, and financial management. The framework is a guide to help our people achieve optimal wellbeing and to ensure we all have access to the best possible wellbeing resources across Vodafone. Globally we delivered two online sessions on mental health to the Vodafone Global Youth Connect Community (over 500 attendees). Youth Connect is a network of over 20,000 under-30’s from across Vodafone’s markets. In the UK, we continued the professional development of our Mental Health First Aider Network, providing bi-monthly support and education to over 300 trained volunteers. We delivered wellbeing education to over 1,200 employees through online training and face-to-face courses on anxiety, mindfulness and financial planning. In Albania, Lesotho and the Democratic Republic of the Congo we organised sessions on financial balance. In South Africa, we launched a campaign during Mental Health Week, consisting of personal mental health journeys together with our wellbeing ambassadors. We placed primary healthcare nurses in our four smaller regional clinics. We also launched mental health people leader training. We hosted sessions throughout the year on a range of topics including living a purposeful life, financial wellbeing, mental health, mental illness, healthy boundaries, and suicide awareness. Click to read more about mental health and wellbeing: vodafone.com/wellbeing 20 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

– Total revenue: Declined by 2.5% to €36.7 billion due to the disposals of Vantage Towers, Vodafone Hungary and Vodafone Ghana in the prior financial year and adverse exchange rate movements. – Service revenue: Decreased by 1.3%, however on an organic basis, increased by 6.3%, with Europe, Africa and Business all growing. Excluding Turkey, the Group had service revenue growth of +3.7% on an organic basis. – Operating profit: Decreased by 74.6% to €3.7 billion primarily reflecting business disposals in the prior financial year, in particular the €8.6 billion gain on disposal of Vantage Towers. – Earnings per share: Basic earnings per share from continuing operations was 4.45 eurocents, compared to basic earnings per share of 43.66 eurocents in the prior year, primarily due to lower operating profit. – Discontinued operations: During the year ended 31 March 2024, we entered into binding sale agreements with respect to the sales of Vodafone Spain and Vodafone Italy. Both businesses are now reported separately as discontinued operations in the consolidated financial statements. The sale of Vodafone Spain completed on 31 May 2024. Improved service revenue trends Our financial performance Group financial performance FY241 €m Re-represented2 FY23 €m Reported change % Revenue 36,717 37,672 (2.5) – Service revenue 29,912 30,318 (1.3) – Other revenue 6,805 7,354 Operating profit 3,665 14,451 (74.6) Investment income 581 232 Financing costs (2,626) (1,609) Profit before taxation 1,620 13,074 Income tax expense (50) (492) Profit for the financial year – Continuing operations 1,570 12,582 Loss for the financial year – Discontinued operations (65) (247) Profit for the financial year 1,505 12,335 Attributable to: – Owners of the parent 1,140 11,838 – Non-controlling interests 365 497 Profit for the financial year 1,505 12,335 Basic earnings per share – Continuing operations 4.45c 43.66c Basic earnings per share – Total Group 4.21c 42.77c Notes: 1. The FY24 results reflect average foreign exchange rates of €1:£0.86, €1:INR 89.80, €1:ZAR 20.31, €1:TRY 29.08 and €1: EGP 34.83. 2. The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 ‘Discontinued operations and assets held for sale’ in the consolidated financial statements for more information. The sale of Vodafone Spain completed on 31 May 2024. See Note 33 ‘Subsequent events’ in the consolidated financial statements for more information. 21 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Our financial performance (continued) Geographic performance summary Following the announcements that we have entered into binding agreements in relation to the sale of Vodafone Spain and Vodafone Italy, we have updated our financial reporting to recognise that Vodafone Spain and Vodafone Italy are now discontinued operations, in accordance with International Financial Reporting Standards (‘IFRS’). Accordingly, Vodafone Spain and Vodafone Italy are excluded from the results of continuing operations and are instead presented as a single amount as a loss after tax from discontinued operations in the Group’s consolidated income statement. Discontinued operations are also excluded from the Group’s segment reporting. The FY23 comparatives in the tables below have been re-presented to reflect that Vodafone Spain and Vodafone Italy are discontinued operations and should be used as the basis of comparison to our FY24 results. The disposal of Vodafone Spain completed on 31 May 2024. Total revenue Service revenue Adjusted EBITDAaL Adjusted EBITDAaL margin Capital additions Segment results FY24 €m FY23 €m FY24 €m FY23 €m FY24 €m FY23 €m FY24 % FY23 % FY24 €m FY23 €m Germany 12,957 13,113 11,453 11,433 5,017 5,323 38.7 40.6 2,515 2,558 UK 6,837 6,824 5,631 5,358 1,408 1,350 20.6 19.8 866 882 Other Europe 5,504 5,744 4,722 5,005 1,516 1,632 27.5 28.4 845 880 Turkey2,3 2,362 2,072 1,746 1,593 510 424 21.6 20.5 319 234 Africa3 7,420 8,076 5,951 6,556 2,539 2,880 34.2 35.7 1,005 1,123 Vantage Towers - 1,338 - - - 551 Common Functions 1,864 1,750 559 530 781 839 Eliminations (227) (1,245) (150) (157) - - Group4 36,717 37,672 29,912 30,318 6,331 7,067 FY23 FY24 Segment service revenue growth Q4 % H2 % Total % Q1 % Q2 % H1 % Q3 % Q4 % H2 % Total % Germany (2.8) (2.3) (1.6) (1.3) 1.0 (0.1) 0.3 0.6 0.5 0.2 UK (1.6) 0.5 4.0 3.0 5.1 4.1 5.5 6.8 6.2 5.1 Other Europe (5.2) (1.8) 0.1 (7.4) (7.2) (7.3) (7.8) 0.3 (4.0) (5.7) Turkey2,3 32.4 9.3 (4.6) (8.5) 21.6 7.4 6.8 15.6 11.7 9.6 Africa3 (11.2) (4.5) 2.7 (14.3) (14.8) (14.6) (7.5) 1.2 (3.4) (9.2) Group4 (3.2) (1.6) 0.4 (4.7) (1.9) (3.3) (1.5) 2.9 0.7 (1.3) FY23 FY24 Segment organic service revenue growth1 Q4 % H2 % Total % Q1 % Q2 % H1 % Q3 % Q4 % H2 % Total % Germany (2.8) (2.3) (1.6) (1.3) 1.1 (0.1) 0.3 0.6 0.5 0.2 UK 3.8 4.6 5.6 5.7 5.5 5.6 5.2 3.6 4.4 5.0 Other Europe 3.6 2.8 2.8 4.1 3.8 3.9 3.6 5.5 4.6 4.2 Turkey2,3 54.9 51.7 43.5 74.1 85.0 79.3 90.4 105.6 97.8 88.5 Africa3 7.0 7.5 7.5 9.0 9.0 9.0 8.8 10.0 9.4 9.2 Group4 3.4 3.6 3.9 5.4 6.6 6.0 6.3 7.1 6.7 6.3 Notes: 1. Organic service revenue growth is a non-GAAP measure. See page 235 for more information. 2. Comprises only Vodafone Turkey in FY24. The comparative period includes the results of Vodafone Ghana which, as previously reported, was sold in February 2023. 3. Service revenue growth and Organic service revenue growth metrics for FY23 have been re-presented to reflect the move of Vodafone Egypt to Vodacom from 1 April 2023 and the segment has been re-named Africa. 4. Prior year Group metrics for Total revenue, Service revenue, Service revenue growth, Organic Service revenue growth and Capital additions have been re-presented to reflect that Vodafone Spain and Vodafone Italy are now reported as discontinued operations and are therefore excluded from these Group metrics. 22 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Growth Total revenue decreased by 1.2% to €13.0 billion, driven by lower equipment revenue. Service revenue grew by 0.2% (Q3: 0.3%, Q4: 0.6%) as the contribution from higher broadband ARPU was largely offset by the cumulative impact of broadband and TV customer losses and lower regulated rates for terminating mobile calls. Growth improved in Q4, as higher consumer mobile ARPU and customer base growth was partially offset by a 0.9 percentage point impact from the end to bulk TV contracting in Multi Dwelling Units (‘MDUs’). Fixed service revenue increased by 0.3% (Q3: 1.0%, Q4: -0.2%) as broadband ARPU growth was partially offset by the impact of a lower broadband and TV customer base. The slowdown in fixed service revenue growth in Q4 was primarily driven by a 1.7 percentage point impact from changes to German TV laws. Mobile service revenue was stable year-on-year (Q3: -0.5%, Q4: +1.8%) as ARPU growth and higher roaming and visitor revenue were offset by a lower prepaid customer base and a reduction in mobile termination rates. Mobile service revenue growth in Q4 improved having lapped the renewal and rephasing of a large multi-year IoT contract last year, which had adversely impacted prior quarters. Mobile service revenue growth in Q4 was also supported by higher IoT project revenue, consumer contract ARPU growth, and a higher customer base. Vodafone Business service revenue was stable year-on-year (Q3: -1.9%, Q4: +1.0%) as demand for fixed services, including cloud and security, was offset by a robust prior year performance in public sector and lower IoT revenue following the renewal of a major multi-year IoT automotive contract in the prior year. Adjusted EBITDAaL declined by 5.8%, reflecting a 2.7 percentage point impact from higher energy costs. The decline also reflected higher wage, inflation-linked lease costs, and customer acquisition costs, as well as investments made to support the MDU transition. The Adjusted EBITDAaL margin was 1.9 percentage points lower year-on-year at 38.7%. Customers During the year, we re-engineered our commercial model and launched a number of new products and services to better serve our customers. In broadband, we restored our market leading network quality position. This was reflected in four major independent network test results from Connect, CHIP, Computer BILD and nPerf where we achieved leading quality and reliability scores. Reflecting inflationary pressure, we have increased the price of our broadband packages. As expected, this impacted our commercial performance with our broadband customer base declining by 392,000 during the year. Our converged customer base increased by 99,000 to 2.4 million. Ahead of changes to German TV laws, which take effect from July 2024 and change the practice of bulk TV contracting in MDUs, we have started migrating end users to new contracts at scale. Based on our experience to date, we expect to retain around 50% of the 8.5 million MDU TV households. At the end of March 2024, we had already actively retained 1.9 million households. Our total TV customer base declined by 1.0 million during the year, primarily due to the MDU transition, which began in the last quarter of FY24. We added 239,000 new mobile contract customers in FY24, supported by our new propositions, the ongoing optimisation of sales channels and an improved performance of Vodafone’s own brands. We also added 8.0 million IoT connections, driven by continued demand from the automotive sector. During the year, we agreed a long-term national roaming partnership with 1&1. We expect to deliver mobile coverage nationwide to 1&1’s customers from the second half of the 2024 calendar year. Our fibre-to-the-home (‘FTTH’) joint venture, OXG Glasfaser, started its network rollout during the year, initially in Neuss, Düsseldorf, Marburg and Kassel. OXG Glasfaser will deploy FTTH to up to seven million homes over a six-year period and is complementary to our upgrade plans for our existing hybrid fibre cable network. FY24 €m FY23 €m Reported change % Organic change1 % Total revenue 12,957 13,113 (1.2) Service revenue 11,453 11,433 0.2 0.2 Other revenue 1,504 1,680 Adjusted EBITDAaL 5,017 5,323 (5.8) (5.8) Adjusted EBITDAaL margin 38.7% 40.6% Note: 1. Organic growth is a non-GAAP measure. See page 235 for more information. Germany: Underlying improvement offset by first MDU impact 23 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Our financial performance (continued) UK: Growth in Consumer and Business FY24 €m FY23 €m Reported change % Organic change1 % Total revenue 6,837 6,824 0.2 Service revenue 5,631 5,358 5.1 5.0 Other revenue 1,206 1,466 Adjusted EBITDAaL 1,408 1,350 4.3 4.0 Adjusted EBITDAaL margin 20.6% 19.8% Note: 1. Organic growth is a non-GAAP measure. See page 235 for more information. Growth Total revenue increased by 0.2% to €6.8 billion as service revenue growth was offset by a decline in equipment revenue. Service revenue increased by 5.1% (Q3: 5.5%, Q4: 6.8%) and organic growth in service revenue increased by 5.0% (Q3: 5.2%, Q4: 3.6%), both driven by continued growth in the Consumer and Business segments. The lower service revenue growth in Q4 was driven by Business following project revenue in prior periods. Mobile service revenue grew by 5.4% (Q3: 5.8%, Q4: 6.8%) and organic growth in mobile service revenue was 5.4% (Q3: 5.4%, Q4: 3.7%), both driven by commercial momentum, annual price increases, and higher roaming revenue, partially offset by the migration of the Virgin Media MVNO off our network. The lower growth in Q4 was driven by Business performance in prior periods. Fixed service revenue grew by 4.1% (Q3: 4.6%, Q4: 7.0%) and organic growth in fixed service revenue was 3.9% (Q3: 4.6%, Q4: 3.5%), both driven by Consumer customer base growth. Vodafone Business service revenue increased by 3.3% (Q3: 6.3%, Q4: 2.6%) and organic growth in Vodafone Business service revenue was 3.2% (Q3: 5.8%, Q4: -0.5%), both due to growth in mobile supported by annual price increases. Growth was also supported by our IoT business and during the year, we announced we will be providing IoT connectivity to Britain’s smart metering network through our partnership with Data Communications Company (‘DCC’). Fixed sales momentum continued to improve throughout the year. We also announced a new channel called Business IT Hubs, which is planning to establish 300 franchise partners to help SMEs better manage their IT solutions. Adjusted EBITDAaL increased by 4.3% in the year and on an organic basis, Adjusted EBITDAaL increased by 4.0%, with both driven by service revenue growth, partially offset by a 1.8 percentage point impact from higher energy costs, and the migration of the Virgin Media MVNO off our network. The Adjusted EBITDAaL margin improved by 0.8 percentage points year-on-year on both a reported and organic basis to 20.6%. Customers During the year our mobile contract customer base continued to grow, however this was offset by low value disconnections in Business. In the second half of the year, we were recognised as a Consumer NPS co-leader in the market and we are now the joint lowest complained about mobile operator, as measured by Ofcom, reflecting the significant improvements and investment we have made to our customer experience over the last few years. Our digital prepaid sub-brand ‘VOXI’ continued to grow, with 120,000 customers added during the year. Through our partnerships with CityFibre and Openreach we can now reach 15.3 million households with full fibre broadband, more than any other provider in the UK. We are one of the fastest growing broadband providers in the UK and our broadband customer base increased by 160,000. Portfolio In June 2023, we announced a binding agreement to combine our UK business with Three UK to create a sustainable, and competitive third scaled network operator in the UK. Following the merger, which we expect to close around the end of the 2024 calendar year, Vodafone and CK Hutchison will own 51% and 49% of the combined business, respectively. This combination is expected to provide customers with greater choice and more value, drive greater competition, and enable increased investment with a clear £11 billion plan to create one of Europe’s most advanced standalone 5G networks. Other Europe1 : Service revenue growth in all markets FY24 €m FY231 €m Reported change % Organic change2 % Total revenue 5,504 5,744 (4.2) Service revenue 4,722 5,005 (5.7) 4.2 Other revenue 782 739 Adjusted EBITDAaL 1,516 1,632 (7.1) 1.5 Adjusted EBITDAaL margin 27.5% 28.4% Notes: 1. Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania. The comparative metrics include the results of Vodafone Hungary which, as previously reported, was sold in January 2023. 2. Organic growth is a non-GAAP measure. See page 235 for more information. Growth Total revenue declined by 4.2% to €5.5 billion, reflecting the disposal of Vodafone Hungary in the prior year. Service revenue decreased by 5.7% (Q3: -7.8%, Q4: +0.3%), impacted by the disposal of Vodafone Hungary and, to a lesser extent, the impact of foreign exchange translation. Organic growth in service revenue, which excludes the impact of the disposal of Vodafone Hungary and the impact of foreign exchange movements, increased by 4.2% (Q3: 3.6%, Q4: 5.5%), with all six markets growing during the year, supported by commercial momentum and our price actions in most markets. The acceleration in quarterly trends was driven by public sector project work. In Portugal, both our Consumer and Business segments continued to perform well, also supported by inflation-linked contractual price increases implemented in March 2023. In Ireland, service revenue increased, driven by a higher average customer base, and supported by our annual contractual price increases. Service revenue in Greece grew, reflecting demand for Business fixed services. Vodafone Business service revenue increased by 0.4% (Q3: -1.3%, Q4: 8.1%) and organic growth in Vodafone Business service revenue was 7.9% (Q3: 7.8%, Q4: 12.2%) during the year. Reported Vodafone Business service revenue was negatively impacted by the disposal of Vodafone Hungary in the prior year and foreign exchange movements. Organic Vodafone Business service revenue, which excludes the impact of the disposal of Vodafone Hungary and the impact of foreign exchange translation was driven by growth in connectivity and digital services, including IoT and Cloud. Growth in connectivity was supported by a higher customer base, price increases in the Soho and SME customer segments across our markets and growth in digital services, with public sector contract wins in Romania. Adjusted EBITDAaL decreased by 7.1% in the year, impacted by the disposal of Vodafone Hungary in the prior year and, to a lesser extent, foreign exchange movements. On an organic basis, which excludes the impact of the disposal of Vodafone Hungary and the impact of foreign exchange movements, Adjusted EBITDAaL grew by 1.5%, as service revenue growth and ongoing cost efficiencies were offset by a 0.6 percentage point impact from higher energy costs, as well as bad debt impacts in relation to certain customer contracts in Greece which are not expected to re-occur. The Adjusted EBITDAaL margin decreased by 0.9 percentage points year-on-year (organic: -1.4 percentage points) at 27.5%. Customers During FY24, we maintained our commercial momentum. In Portugal, we added 167,000 mobile contract customers and 58,000 fixed broadband customers. In Ireland, our mobile contract customers base increased by 30,000. Through our fixed wholesale network access partnerships, we now cover over 1.4 million households in Ireland with FTTH. In Greece, we added 146,000 mobile contract customers, and our broadband customer base declined by 12,000. Portfolio In September 2022, we announced that we had entered into an agreement to buy Portugal’s fourth largest converged operator, Nowo Communications, from Llorca JVCO Limited, the owner of Masmovil Ibercom S.A. The transaction is conditional on regulatory approval. We submitted proposed remedies which were rejected in early 2024. After reviewing the competition authority’s comments and exploring further options to address the authority’s concerns, we submitted revised proposals that are currently being considered by the competition authority. 24 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Africa: Resilient performance FY24 €m Re-presented1 FY23 €m Reported change % Organic change2 % Total revenue 7,420 8,076 (8.1) Service revenue 5,951 6,556 (9.2) 9.2 Other revenue 1,469 1,520 Adjusted EBITDAaL 2,539 2,880 (11.8) 6.4 Adjusted EBITDAaL margin 34.2% 35.7% Notes: 1. The comparative metrics for FY23 have been re-presented to reflect the move of Vodafone Egypt to Vodacom from 1 April 2023 and the segment has been re-named Africa. 2. Organic growth is a non-GAAP measure. See page 235 for more information. Growth Total revenue declined by 8.1% to €7.4 billion due to the depreciation of local currencies versus the euro and, similarly, service revenue decreased by 9.2% (Q3: -7.5%, Q4: +1.2%). Organic service revenue, which excludes the impacts of foreign exchange movements, grew by 9.2% (Q3: 8.8%, Q4: 10.0%) with growth in South Africa, Egypt and Vodacom’s international markets. In South Africa, service revenue growth was supported by the Consumer mobile contract segment, which benefited from a price increase in the first quarter, and fixed line growth in Consumer and Business. Growth slowed in Q4 due to a robust prior year comparative, reflecting an acceleration in customer data usage during widespread power outages, and pressure on wholesale revenue. Reported financial services revenue decreased by 6.0% due to the depreciation of local currencies versus the euro. Financial services revenue grew by 7.9% to €156.9 million on an organic basis, supported by growth in our insurance services. Service revenue in Egypt grew during the year and accelerated in Q4, above inflation. The acceleration was supported by sustained customer base growth, price increases in mobile and fixed, robust demand for data and growth in our financial services product, ‘Vodafone Cash’. Vodafone Cash revenue more than doubled in FY24 to €95.8 million. In Vodacom’s international markets, service revenue growth was supported by a higher customer base and M-Pesa and data revenue growth. Reported M-Pesa revenue grew by 6.0% and, excluding the impact of adverse foreign exchange movements, by 13.4% on an organic basis. M-Pesa revenue now represents 26.8% of service revenue. Adjusted EBITDAaL declined by 11.8% during the year, impacted by the depreciation of local currencies versus the euro. On an organic basis, Adjusted EBITDAaL increased by 6.4%, supported by service revenue growth and cost initiatives, partially offset by an increase in technology operating expenses associated with higher energy costs. The Adjusted EBITDAaL margin decreased by 1.5 percentage points year-on-year (organic: -1.1 percentage points) to 34.2%. Customers In South Africa, we added 125,000 contract customers in the year, and now have a mobile contract base of 6.8 million. We added 5.7 million mobile prepaid SIMs in the year, supported by our big data led customer value management capabilities which offer personalised bundles to customers. Across our active customer base, 81.5% of our mobile customers now use data services, an increase of 3.3 million year-on-year. Our ‘VodaPay’ super-app continued to gain traction with 5.8 million registered users. In Egypt, we added 437,000 contract customers and 2.4 million prepaid mobile customers during the year, and we now have 48.3 million customers. ‘Vodafone Cash’ now has 8.2 million users with 2.8 million users added during the year. In Vodacom’s international markets, we added 4.0 million mobile customers and our mobile customer base is now 54.2 million, with 63.5% of customers using our data services. Turkey: Outperforming in an inflationary environment Turkey FY24 €m Turkey and Ghana1 FY23 €m Reported change % Organic change2 % Total revenue 2,362 2,072 14.0 Service revenue 1,746 1,593 9.6 88.5 Other revenue 616 479 Adjusted EBITDAaL 510 424 20.3 99.9 Adjusted EBITDAaL margin 21.6% 20.5% Notes: 1. The comparative period includes the results of Vodafone Ghana which was sold in February 2023 (previously reported within Other Markets, which also included Turkey). 2. Organic growth is a non-GAAP measure. See page 235 for more information. Growth Total revenue increased by 14.0% to €2.4 billion, with service revenue growth partly offset by a significant devaluation of the local currency and the disposal of Vodafone Ghana in the prior financial year. Despite a material currency devaluation, service revenue increased in euro terms by 9.6% (Q3: 6.8%, Q4: 15.6%) and organic growth in service revenue in Turkey was 88.5% (Q3: 90.4%, Q4: 105.6%). Both were driven by ongoing repricing actions to reflect the high inflationary environment and value accretive base management activities. Vodafone Business service revenue increased by 20.1% (Q3: 20.5%, Q4: 20.3%) and organic growth in Vodafone Business service revenue was 87.4% (Q3: 94.7%, Q4: 102.2%) during the year. Both were driven by higher connectivity revenue and Business demand for our cloud and IoT services. In February 2024, we announced our partnership with DAMAC to build a new data centre in Izmir. Adjusted EBITDAaL increased by 20.3% in the year, growing in euro terms during FY24. On an organic basis, Adjusted EBITDAaL in Turkey increased by 99.9%. Both were supported by ongoing digitalisation and our continued focus on cost efficiency, in the context of significant inflationary pressure on our cost base. The Adjusted EBITDAaL margin increased by 1.1 percentage points year-on-year (organic: 1.0 percentage points) at 21.6%. Customers We maintained our commercial momentum, adding 1.4 million mobile contract customers during the year, including migrations of prepaid customers. We also increased investments to improve our networks after the earthquake in the prior year. Hyperinflationary accounting in Turkey Turkey was designated as a hyperinflationary economy on 1 April 2022 in line with IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. See note 1 ‘Basis of preparation’ in the consolidated financial statements for further information. Organic growth metrics exclude the impact of the hyperinflation adjustment and foreign exchange translation in Turkey. On an organic basis, Group service revenue growth excluding Turkey was 3.7% (Q3: 3.6%, Q4: 4.0%). 25 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Vodafone Spain and Vodafone Italy are classified as discontinued operations. The Loss for the financial year arising from discontinued operations is reported in the Consolidated income statement on page 135. The loss from these discontinued operations for the year ended 31 March 2024 was €65 million (2023: €247 million loss), reflecting a loss reported by Vodafone Spain of €5 million (2023: €340 million loss) and a loss reported by Vodafone Italy of €60 million (2023: €93 million profit). The results for the year ended 31 March 2024 include non-cash charges (pre and post-tax) of €345 million for Vodafone Spain, and of €83 million for Vodafone Italy, as a result of the re-measurement of the businesses to their fair value less costs to sell. The charges mostly result from the non-recognition for Vodafone Spain of €538 million (pre and post-tax), and for Vodafone Italy of €93 million (€67 million net of tax), of depreciation and amortisation of non-current assets from the dates that they were classified as held for sale. Further information on the financial results of Vodafone Spain and Vodafone Italy during the year is presented in Note 7 ‘Discontinued operations and assets held for sale’ to the consolidated financial statements. Italy FY24 €m FY23 €m Reported change % Organic change1 % Total revenue 4,668 4,809 (2.9) Service revenue 4,184 4,251 (1.6) (1.6) Other revenue 484 558 Note: 1. Organic growth is a non-GAAP measure. See page 235 for more information. On 15 March 2024, we announced that we had entered into a binding agreement to sell Vodafone Italy to Swisscom AG for €8 billion upfront cash proceeds (subject to customary closing adjustments). Completion is expected to take place during the first half of the 2025 calendar year. The Group recorded a non-cash charge of €83 million, included in discontinued operations as a result of the re-measurement of Vodafone Italy to fair value less costs to sell. See note 7 to the consolidated financial statements for further information. Total revenue declined 2.9% to €4.7 billion due to lower service revenue and equipment revenue. Service revenue declined by 1.6% (Q3: -1.3%, Q4: -2.5%), as continued price pressure in the mobile value segment was only partly offset by Business demand for our fixed line connectivity and digital services. Vodafone Business service revenue increased by 7.6% (Q3: 7.5%, Q4: 6.1%) during the year, driven by fixed connectivity and digital services growth. Spain FY24 €m FY23 €m Reported change % Organic change1 % Total revenue 3,846 3,907 (1.6) Service revenue 3,429 3,514 (2.4) (2.4) Other revenue 417 393 Note 1. Organic growth is a non-GAAP measure. See page 235 for more information. Our financial performance (continued) On 31 October 2023, we announced that we had entered into binding agreements with Zegona Communications plc in relation to the sale of 100% of Vodafone Spain. On 31 May 2024, the Group announced it had completed the sale of Vodafone Holding Europe, S.L.U. (‘Vodafone Spain’) to Zegona Communications plc (‘Zegona’) for €4.1 billion in cash (subject to closing accounts adjustments) and €0.9 billion in the form of Redeemable Preference Shares, which redeem no later than six years after closing. Vodafone and Zegona have entered into an agreement whereby Vodafone will provide certain services to Vodafone Spain after completion of the transaction and Vodafone will continue to have a presence in Spain through its Innovation Hub in Malaga. The Group recorded a non-cash charge of €345 million, included in discontinued operations as a result of the re-measurement of Vodafone Spain to fair value less costs to sell. See note 7 to the consolidated financial statements for further information. Total revenue declined by 1.6% to €3.8 billion due to lower service revenue. Service revenue declined by 2.4% (Q3: -1.1%, Q4: -2.9%) due to continued price competition in the Consumer value segment, a lower customer base and a reduction in mobile termination rates. Vodafone Business service revenue declined by 1.2% (Q3: +2.2%, Q4: -2.7%) as lower mobile connectivity revenue, due to price competition in the SoHo customer segment, was only partially offset by demand for Business digital services, particularly in Q3. Vodafone Investments FY24 €m FY23 €m Vantage Towers (Oak Holdings 1 GmbH) (85) - VodafoneZiggo Group Holding B.V. (177) 137 Safaricom Limited 159 195 Indus Towers Limited 140 50 Other1 (including TPG Telecom Limited) (133) 51 Share of results of equity accounted associates and joint ventures (96) 433 Note: 2. The Group’s investment in Vodafone Idea Limited (‘VIL’) was reduced to €nil in the year ended 31 March 2020 and the Group has not recorded any profit or loss in respect of its share of VIL’s results since that date. Vantage Towers – 53.9% ownership On 23 March 2023, we announced the completion of Oak Holdings GmbH, our co-control partnership for Vantage Towers with a consortium of long-term infrastructure investors led by Global Infrastructure Partners and KKR. We received initial net proceeds of €4.9 billion in March 2023, and a further €500 million in July 2023, taking total net proceeds to €5.4 billion and the Consortium’s ownership in Oak Holdings GmbH to 40%. During the year, total revenue increased 6.3% to €1.1 billion, driven by 2,400 net new tenancies and 1,100 new macro sites. As a result, the tenancy ratio increased to 1.50x. Vodafone’s share of results in FY24 reflects the amortisation of intangible assets arising from the completion of the co-control partnership for Vantage Towers. During the year, Vodafone received €196 million in dividends from Vantage Towers. VodafoneZiggo Joint Venture (Netherlands) – 50.0% ownership The results of VodafoneZiggo are prepared under US GAAP, which is broadly consistent with Vodafone’s IFRS basis of reporting. Total revenue increased 1.5% to €4.1 billion, as contractual price increases and mobile contract customer growth were partially offset by a decline in the fixed customer base. During the year, VodafoneZiggo added 129,000 mobile contract customers. VodafoneZiggo’s broadband customer base declined by 115,000 customers to 3.2 million due to the competitive price environment. The number of converged households increased by 20,000 and 48% of broadband customers are now converged, delivering significant NPS and customer loyalty benefits. VodafoneZiggo now offers gigabit speeds to 7.5 million homes, providing nationwide coverage. Discontinued Operations 26 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Vodafone’s lower share of results in FY24 was largely due to lower adjusted EBITDA, lower gains on derivative financial instruments and higher third-party interest expenses. During the year, Vodafone received €100 million in equity distributions and €51 million in interest payments from the joint venture. Safaricom Associate (Kenya) – 27.8% ownership Safaricom service revenue declined to €2.1 billion, as the devaluation of the local currency was only partially offset by a higher customer base and mobile data and M-Pesa growth. Vodafone’s lower share of results was due to the depreciation of the Kenyan shilling versus the euro. During the year, Vodafone received €122 million in dividends from Safaricom. Indus Towers Limited Associate (India) – 21.0% ownership Following the sale of shares in Indus Towers Limited (‘Indus Towers’) in February and March 2022, the Group holds 567.2 million shares in Indus Towers. Vodafone’s higher share of results in FY24 was largely due to higher adjusted EBITDAaL. Vodafone Idea Limited Joint Venture (India) – 31.4% ownership See note 29 ‘Contingent liabilities and legal proceedings’ in the consolidated financial statements for more information. Vodafone Idea Limited has undertaken equity fund-raisings totalling €2.2 billion since 31 March 2024, reducing the Group’s shareholding to 23.2%. TPG Telecom Limited Joint Venture (Australia) – 25.1% ownership TPG Telecom Limited is a fully integrated telecommunications operator in Australia. Hutchison Telecommunications (Australia) Limited owns an equivalent economic interest of 25.1%, with the remaining 49.9% listed as free float on the Australian stock exchange. We also hold a 50% share of loan facilities of AU$2.5 billion, US$1.0 billion and €0.6 billion (2023: US$3.5 billion) held within the structure that holds the Group’s equity stake in TPG Telecom. During the year, Vodafone received €23 million in dividends from TPG Telecom. Net financing costs FY24 €m Re-presented1 FY23 €m Reported change % Investment income 581 232 Financing costs (2,626) (1,609) Net financing costs (2,045) (1,377) (48.5) Adjustments for: Mark-to-market losses 97 (534) Foreign exchange losses 173 135 Adjusted net financing costs2 (1,775) (1,776) 0.1 Notes: 1. The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 ‘Discontinued operations and assets held for sale’ in the consolidated financial statements for more information. 2. Adjusted net financing costs is a non-GAAP measure. Adjusted net financing costs exclude mark-to-market and foreign exchange gains/losses. Net financing costs increased by €668 million, primarily due to year-on-year changes of mark-to-market gains recycled from reserves on derivatives that were previously in cash flow hedge relationships and mark-to-market movements on the revaluation of the embedded derivative option linked to the Group’s bank borrowings secured against Indian assets. Adjusted net financing costs are in line with prior year, reflecting both a decrease in average borrowings balances and higher returns on cash and short-term investments, offset by interest movements on lease liabilities and other items outside of borrowings. Taxation FY24 % Re-presented1 FY23 % Change pps Effective tax rate 3.1% 3.8% (0.7) Note: 1. The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 ’Discontinued operations and assets held for sale’ in the consolidated financial statements for more information. The Group’s effective tax rate (‘ETR’) for the year ended 31 March 2024 was 3.1%, (FY23: 3.8%). The rate remains low following the recognition of a €1,019 million deferred tax asset on losses in Luxembourg as a result of favourable case law during the year. The ETR also reflects a tax credit of €249 million (2023: €309 million) relating to the impacts of inflation in Turkey. The year ended 31 March 2023 included gains on the disposals of Vantage Towers and Vodafone Ghana which were largely exempt from tax, except for a €88 million charge relating to the disposal of Vantage Towers, as well as the hyperinflation accounting impacts in Turkey and utilisation of losses in Luxembourg. Earnings per share FY24 eurocents Re-presented1 FY23 eurocents Reported change eurocents Basic earnings per share – Continuing operations 4.45c 43.66c (39.21)c Basic earnings per share – Total Group 4.21c 42.77c (38.56)c Note: 1. The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 ‘Discontinued operations and assets held for sale’ in the consolidated financial statements for more information. Basic earnings per share from continuing operations was 4.45 eurocents, compared to 43.66 eurocents for FY23. The decrease was primarily due to gains on disposal in the prior year of Vantage Towers A.G. and Vodafone Ghana, partially offset by the loss on the disposal of Vodafone Hungary. 27 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Consolidated statement of financial position The consolidated statement of financial position is set out on page 136. Details on the major movements of both our assets and liabilities in the year are set out below. In accordance with IFRS requirements, Vodafone Spain and Vodafone Italy are reported as discontinued operations in the consolidated financial statements. The assets and liabilities of these discontinued operations of €19.0 billion and €6.9 billion, respectively, are classified as held for sale and are presented separately as current items in the consolidated statement of financial position as at 31 March 2024. This results in significant year-on-year movements in reported assets and liabilities in the consolidated statement of financial position. See note 7 ‘Discontinued operations and assets held for sale’ in the consolidated financial statements for more information. Assets Non-current assets Intangible assets decreased by €8.4 billion between 31 March 2023 and 31 March 2024 to €38.9 billion. This primarily reflects a reduction of €6.7 billion from the classification of Vodafone Spain and Vodafone Italy as discontinued operations and amortisation exceeding additions in the year by €1.2 billion. Property, plant and equipment decreased by €9.5 billion between 31 March 2023 and 31 March 2024 to €28.5 billion. This reflects a decrease of €6.5 billion in owned assets and a decrease of €3.0 billion in right-of-use assets. These decreases are primarily attributable to the classification of Vodafone Spain and Vodafone Italy as discontinued operations. Investments in associates and joint ventures decreased by €1.0 billion between 31 March 2023 and 31 March 2024, primarily attributable to a stake sale of 3.9% in Oak Holdings 1 GmbH (Vantage Towers) and dividends received in the year exceeding our share of results. Deferred tax assets increased by €0.9 billion between 31 March 2023 and 31 March 2024 to €20.2 billion. See note 6 ‘Taxation’ in the consolidated financial statements for more information. Trade and other receivables decreased by €1.9 billion between 31 March 2023 and 31 March 2024 to €6.0 billion, of which €0.4 billion is attributable to the classification of Vodafone Spain and Vodafone Italy as discontinued operations and €1.6 billion is attributable to a decrease in the carrying value of derivative financial instruments. Current assets Current assets decreased by €10.1 billion between 31 March 2023 and 31 March 2024 to €20.5 billion. This was primarily due to a decrease in cash and cash equivalents of €5.5 billion, a decrease of €2.1 billion in Trade and other receivables, which principally reflects the classification of Vodafone Spain and Vodafone Italy as discontinued operations, and a decrease of €1.9 billion in Other investments of which €1.2 billion relates to the disposal of M-Pesa Holding Company Limited to Safaricom plc. Total equity and liabilities Total equity decreased by €3.5 billion between 31 March 2023 and 31 March 2024 to €61.0 billion, primarily due to comprehensive expense in the period of €0.7 billion and €2.7 billion of dividends paid to the Group’s shareholders. Non-current liabilities Non-current liabilities decreased by €3.3 billion between 31 March 2023 and 31 March 2024 to €53.2 billion, primarily due to a decrease in Borrowings arising from the classification of Vodafone Spain and Vodafone Italy as discontinued operations (€2.4 billion). Our financial performance (continued) Current liabilities Current liabilities decreased by €11.3 billion between 31 March 2023 and 31 March 2024 to €23.3 billion, primarily due to a €6.1 billion decrease in Borrowings (of which €1.0 billion reflects the classification of Vodafone Spain and Vodafone Italy as discontinued operations and €5.1 billion relates to lower bonds and movements on collateral liabilities) and a €4.8 billion decrease in Trade and other payables, of which €2.7 billion reflects the classification of Vodafone Spain and Vodafone Italy as discontinued operations and €1.2 billion reflects the sale of M-Pesa Holding Company Limited to Safaricom plc. Inflation The Group continues to apply hyperinflationary accounting, as specified in IAS 29, at its Turkish operations where the functional currency is the Turkish lira and to Safaricom’s operations in Ethiopia where the Ethiopian birr is the functional currency. See note 1 ‘Basis of preparation’ in the consolidated financial statements for more information and for a summary of the impact on the financial results of the Group for the year ended 31 March 2024. 28 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Cash flow and funding Analysis of cash flow FY24 €m FY23 €m Reported change % Inflow from operating activities 16,557 18,054 (8.3) Outflow from investing activities (6,122) (379) (1,515.3) Outflow from financing activities (15,855) (13,430) (18.1) Net cash outflow (5,420) 4,245 (227.7) Cash and cash equivalents at beginning of the financial year 11,628 7,371 Exchange gain on cash and cash equivalents (94) 12 Cash and cash equivalents at the end of the financial year 6,114 11,628 Cash inflow from operating activities decreased to €16,557 million reflecting lower operating profit, excluding a lower share of results in equity accounted associates and joint ventures and a net gain in the prior year resulting from the sale of Vantage Towers, Vodafone Ghana and Vodafone Hungary, and adverse working capital movements, which offset lower taxation payments. Outflows from investing activities increased to €6,122 million, primarily in relation to the decrease in proceeds received in the prior year from disposal of interests in subsidiaries and a lower net inflow in respect of short-term investments, which outweighed proceeds from the sale of 3.9% of Oak Holdings 1 GmbH and the decrease in the purchase of intangible assets and property, plant and equipment in the year. Short-term investments include highly liquid government and government-backed securities and managed investment funds that are in highly rated and liquid money market investments with liquidity of up to 90 days. Outflow from investing activities includes the purchase of property, plant and equipment. See the consolidated cash flow statement on page 138 for more information for the year ended 31 March 2024 and the comparative year. The Group continues to invest to further expand 5G roll-out coverage and capacity. Outflows from financing activities increased to €15,855 million as higher net cash outflows in respect of borrowings, primarily arising from movements in collateral balances, outweighed lower outflows in relation to the purchase of treasury shares and in respect of discontinued operations. 29 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Section 219 SEC filings of interest Vodafone Group Plc (‘Vodafone’) does not have any subsidiaries, other equity investments, assets, facilities or employees located in Iran, and Vodafone has made no capital investment in Iran. To the best of its knowledge, no U.S. persons, including any U.S. affiliates of Vodafone, are involved in the activities described below. Except as specified below, to the best of Vodafone’s knowledge, neither Vodafone, its subsidiaries, nor its affiliates have engaged in any conduct needing to be disclosed under Section 13(r) of the Securities Exchange Act of 1934. Vodafone has wholesale roaming and interconnect arrangements (including voice and data) with mobile and fixed line operators in Iran. Vodafone has, or has had, relationships with telecommunications operators in Iran in connection with such roaming and interconnect arrangements, some of which it believes are or may be government-controlled entities. Approximate gross revenue and costs attributable to the roaming and interconnect arrangements were €1,123,685 and €1,131,787, respectively, for the financial year ended 31 March 2024. During the financial year ended 31 March 2024, Vodafone provided telecommunications services to six Iranian national embassies and consulates. The approximate gross revenue attributable to these relationships during the financial year was €3,680. During the financial year ended 31 March 2024, Vodafone Global Network Limited (VGN) continued to be a member of a consortium made up of the Telecommunication Infrastructure Company of Iran (‘TIC’) (an entity controlled by the government of Iran), Rostelecom and Omantel, that has built a high-speed cable network from a landing point in Oman to Germany. Each member of the consortium is responsible for funding, building and maintaining its section of the cable, with VGN owning and being responsible for the segment from the Ukrainian border with Russia to Frankfurt, Germany. No consortium transactions or purchase of capacity took place during the financial year ended 31 March 2024 for which Vodafone was due any revenues. Netting arrangements are in place for the settlement of any such transactions which arise. Vodafone, through one of its subsidiaries, also makes insignificant payments to Iran in order to register and renew certain domain names and certain trademarks, and to protect its brand globally. Payments are made by the Dr Laghaee Law Firm in Tehran to The Domain Registry at the Institute for Studies in Theoretical Physics Mathematics organisation, which is the domain name registry and therefore the ultimate beneficiary. The costs of the registration and renewal of the domain names for the financial year ended 31 March 2024, including the professional fees associated therewith, were approximately €3,443 paid via the law firm Al Tamimi & Company. Vodafone continues to maintain Iranian trademarks in Iran. No fees were due to the Iranian trademarks office during the financial year ended 31 March 2024. Borrowings and cash position FY24 €m FY23 €m Reported change % Non-current borrowings (48,328) (51,669) Current borrowings (8,659) (14,721) Borrowings (56,987) (66,390) Cash and cash equivalents 6,183 11,705 Borrowings less cash and cash equivalents (50,804) (54,685) 7.1 Borrowings principally includes bonds of €40,743 million (€44,116 million as at 31 March 2023), lease liabilities of €9,672 million (€13,364 million as at 31 March 2023), cash collateral liabilities of €2,628 million (€4,886 million as at 31 March 2023) and €1,720 million (€1,485 million as at 31 March 2023) of bank borrowings that are secured against the Group’s shareholdings in Indus Towers and Vodafone Idea. The decrease in borrowings of €9,403 million was principally driven by repayment of bonds of €4,847 million, a decrease in collateral liabilities of €2,258 million and the transfer of borrowings in Italy and Spain to discontinued operations (€3,553 million), offset by the issuance of new bonds of €1,314 million. Liquidity is reviewed daily on at least a 12 month rolling basis and stress tested on the assumption that any commercial paper outstanding matures and is not reissued. The Group maintains substantial cash and cash equivalents which at 31 March 2024 amounted to cash €6.2 billion (2023: €11.7 billion) and undrawn committed facilities of €8.0 billion (2023: €8.0 billion), principally US dollar and euro revolving credit facilities of US$4.0 billion (€3.7 billion) and €4.1 billion and which mature in 2028 and 2029 respectively. The Group manages liquidity risk on non-current borrowings by maintaining a varied maturity profile with a cap on the level of debt maturity in any one calendar year, therefore minimising refinancing risk. Non-current borrowings mature between 1 and 39 years. See note 21 ‘Borrowings’ and note 22 ‘Capital and financial risk management’ in the consolidated financial statements for more information on the funding position of the Group and note 28 ‘Commitments’ for disclosure of the minimum amounts the Group was committed to pay at 31 March 2024 and for the comparative period. Our financial performance (continued) 30 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Acquisitions and disposals See note 27 ‘Acquisitions and disposals’ in the consolidated financial statements for details of acquisition and disposal transactions for the years ended 31 March 2024 and 2023. In the year ended 31 March 2022, the aggregate cash consideration in respect of purchases of subsidiaries, net of cash acquired, was €nil. The aggregate cash consideration in respect of the disposal of subsidiaries, net of cash disposed, was €nil. On 10 November 2021, the Group announced that it had agreed to transfer its 55% shareholding in Vodafone Egypt to its subsidiary, Vodacom Group Limited. Prior year operating results During the year ended 31 March 2024, the Group announced that it had entered into binding sale agreements relating to Vodafone Spain (which completed on 31 May 2024) and Vodafone Italy. In accordance with International Financial Reporting Standards (‘IFRS’), both businesses are reported as discontinued operations in the consolidated financial statements for the financial year ended 31 March 2024, with the consolidated income statement and consolidated cash flow statement for the comparative years re-presented on the same basis, as required under IFRS. A comparison of certain key financial metrics between the year ended 31 March 2023 (‘FY23’) and the year ended 31 March 2022 (‘FY22’), reflecting this re-presentation is provided below. – Total revenue: Increased by 1.8% from €37.0 billion in FY22 to €37.7 billion in FY23, driven by growth in Africa and higher equipment sales. – Service revenue: Increased by 0.4% from €30.2 billion in FY22 to €30.3 billion in FY23, reflecting growth in the UK and Africa, offset by a decline in Germany. – Operating profit: Increased by 151.8% from €5.7 billion in FY22 to €14.5 billion in FY23, largely reflecting a gain of €8.6 billion on the disposal of Vantage Towers in FY23. – Earnings per share: Basic earnings per share from continuing operations was 43.66 eurocents in FY23 compared to 7.07 in FY22, reflecting the increase in Operating profit. The summary of our cash flow and funding position in FY23 against FY22 on page 23 of our prior year Annual Report on Form 20-F is not impacted by the re-presentation of Vodafone Spain and Vodafone Italy as discontinued operations. Similarly, the overview of our segmental performance in FY23 against FY22 on pages 18 to 21 of our prior year Annual Report on Form 20-F is not impacted by the re-presentation of Vodafone Spain and Vodafone Italy as discontinued operations. Our prior year Annual report on Form 20-F was filed with the United States Securities and Exchange Commission on 21 June 2023. Share buybacks There were no share buybacks during the year ended 31 March 2024. On 14 May 2024, the Group announced that it would commence an initial €500 million share buyback programme, starting on 15 May 2024, as part of plans to return €2.0 billion over 12 months. This year’s report contains the Strategic Report on pages 1 to 69, which includes an analysis of our performance and position, a review of the business during the year, and outlines the principal risks and uncertainties we face. The Strategic Report was approved by the Board and signed on its behalf by the Group Chief Executive and Group Chief Financial Officer. /s/Margherita Della Valle Margherita Della Valle Group Chief Executive 14 June 2024 /s/Luka Mucic Luka Mucic Group Chief Financial Officer 14 June 2024 Dividends The Board is recommending total dividends per share of 9.0 eurocents for the year. This includes a final dividend of 4.5 eurocents which compares to 4.5 eurocents in the prior year. 31 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

This year we have simplified and evolved our Purpose strategy to focus on ‘Empowering People’ and ‘Protecting the Planet’ in a digital society. This is underpinned by our commitment to ‘Maintaining Trust’ in everything we do. This evolution from our previous three-pillar Purpose approach reflects the importance of creating a digital society as Vodafone’s overarching aim, with a special focus on efforts to ensure the digital society is inclusive and sustainable. Read more on pages 35 to 37 Empowering People We want everyone to fully benefit from the digital society, regardless of who they are or where they live. Closing the digital divide We are implementing new technology to roll out our network to rural locations and increase access to smartphones in our markets. Supporting communities We provide relevant products and services which aim to address societal challenges such as gender equality, financial inclusion and digital skills, helping to increase productivity and enabling small businesses to thrive. Supporting vulnerable communities We provide connectivity and services to some of the most vulnerable groups including refugees, those experiencing abuse or poverty, and after natural disasters. Protecting the Planet We help to protect our planet by reducing our environmental impact and helping society decarbonise. Net zero We are working to reach net zero GHG emissions across our full value chain by 2040. Enablement We are helping to enable our customers to reduce their own carbon emissions by 350 million tonnes between 2020 and 2030. E-waste We are driving action with the aim of ensuring our network and device waste is reused, resold or recycled. Read more on pages 38 to 42 Maintaining Trust Maintaining trust with our customers, employees, suppliers and the societies we serve is at the heart of everything we do. Read more on pages 45 to 51 Customers Customers trust us with their data and maintaining this trust is critical. Data privacy We respect the privacy preferences of our customers and help improve society through the responsible use of data. Cyber security As a provider of critical national infrastructure and connectivity that is relied upon by millions of customers, we prioritise cyber and information security across everything that we do. Read more on pages 51 to 53 Society We aim to ensure that our business operates ethically, lawfully and with integrity. Human rights We seek to contribute to the protection and promotion of human rights and freedoms. Tax and economic contribution As a major investor, taxpayer and employer, we make a significant contribution to the economies of the countries in which we operate. Anti-bribery, corruption and fraud We have a policy of zero tolerance towards bribery, corruption and fraud. Employees We create a safe and inclusive environment for our colleagues. Health and safety Creating a safe working environment for everyone working for, and on behalf of Vodafone. Workplace equality We seek to develop a diverse and inclusive global workforce that reflects the customers and societies we serve. Read more on pages 15 to 20 Suppliers We collaborate with our suppliers to promote sustainable and responsible business practices along the entire value chain. Responsible supply chain We manage relationships with our direct suppliers and evaluate their commitments to diversity, inclusion and the environment. Read more on page 52 Our approach to ESG We connect for a better future Purpose, sustainability and responsible business We address Environmental, Social and Governance (‘ESG’) topics through our Purpose strategy, with the goal of enabling an inclusive, sustainable and trusted digital society. Our purpose is to connect for a better future. We aim to build an inclusive, sustainable and trusted digital society where individuals and businesses can thrive. 32 Vodafone Group Plc Annual Report 2024 Strategic report Governance Financials Other information

85% 4G population coverage We aim to connect everyone to digital services by expanding network coverage to rural communities in Europe and Africa. 66.2m million customers2 connected to our financial inclusion services We aim to connect 75 million customers to mobile money and financial inclusion services by 31 March 2026. 3.3m V-Hub unique visitors To better support micro, small and medium enterprises (‘MSMEs’) across Europe and Africa, Vodafone Business offers V-Hub, its digital advice service3 .. 35% women in management and senior leadership roles We aim to have 40% women in management roles by 2030. 100% electricity used in Europe matched with renewable sources Target achieved from July 2021, four years ahead of our original 2025 target. 59% reduction in Scope 1 and 2 GHG emissions since 2020 Aiming for net zero operations in Europe by 2028 and in Africa by 2035. Reporting frameworks Vodafone reports against a number of reporting frameworks to help stakeholders understand our sustainable business performance: Our Global Reporting Initiative (‘GRI’) disclosure is included in our ESG Addendum. Click to download our ESG Addendum: investors.vodafone.com/esgaddendum Disclosures are prepared in accordance with the Task Force on Climate-related Financial Disclosures (‘TCFD’) framework. Read more in our Climate-related risk section on pages 64 to 69 Disclosures are prepared in accordance with the Sustainability Accounting Standards Board’s (‘SASB’) Standards. Click to read our SASB disclosures: investors.vodafone.com/sasb Vodafone supports the Ten Principles of the United Nations Global Compact (‘UNGC’). Click to read our 2024 UNGC Communication on Progress: unglobalcompact.org Vodafone participates in the CDP’s annual climate change questionnaire. Click to read our CDP response: vodafone.com/sustainability-reports GRI TCFD SASB UNGC CDP Read more on pages 38 to 39 Read more on page 35 Read more on pages 36 to 37 Read more on page 36 Read more on page 18 Read more on pages 39 to 40 Read more about the governance underpinning our Maintaining Trust practices on pages 53 to 54 ESG Committee Executive Committee Board Empowering People Executive-level sponsor: Serpil Timuray Protecting the Planet Executive-level sponsor: Joakim Reiter Our ESG targets, reporting and governance Over the past year we have progressed against our ESG targets. These targets are supported by governance from the Board level down, as well as a comprehensive reporting programme. ESG and Reputation Committee Maintaining Trust Audit and Risk Committee ESG governance structure Executive Committee The Executive Committee has overall accountability to the Board for our purpose and sustainable business strategy and reviews progress annually. Our ESG and Reputation Committee (‘ESGR’) meets monthly and has responsibility to drive purpose activities and review the submissions to the Board ESG Committee. We continue to include ESG measures in the long-term incentive plan for our senior leaders, and our purpose targets and activities have executive-level ownership. Read more about remuneration on pages 100 to 118 Board The Board delegates responsibility for oversight of our ESG programme to the ESG Committee, which regularly engages with our Executive Committee twice a year to provide oversight of our ESG strategy, sustainability activities and responsible business practices. Read more about the ESG Committee on pages 96 to 97 The ESG Committee meets with the Audit and Risk Committee annually to review ESG annual reporting for which they have joint responsibility. Read more about the Audit and Risk Committee on pages 89 to 94 ESG highlights1 Notes: 1. Continued operations only. Excludes Italy and Spain. 2. As at 31 March 2024. 3. These are cumulative figures since the V-Hub launch in July 2020. 33 Vodafone Group Plc Annual Report 2024 Strategic report Governance Financials Other information

Our purpose Purpose Our purpose is to connect for a better future. We aim to create a digital society where everyone can thrive. As one of the largest European and African telecoms companies, we acknowledge our unique position to support making the world a better place. Vodafone’s connectivity and digital services can transform our customers’ lives. Every day, more than 300 million people and businesses put their trust in us to connect them to those who matter the most. We give people access to the digital tools that can help them improve their lives and livelihoods. We support small, medium and large businesses to serve their customers and grow. We offer access to financial services for people and businesses left out of traditional banking systems. The opportunities offered by digital technology are numerous. By connecting 187 million devices to our advanced networks, cloud and Artificial Intelligence services, we are able to help facilitate farmers to increase their yields, mayors to create smarter and greener cities, and delivery drivers to reduce their fuel consumption. We seek to ensure that governments can deliver essential public services digitally, improving citizens’ access to education and healthcare. The digital society we help to enable aims to make our communities more prosperous and more resilient. However, we must seek to ensure that as many people as possible are included and that progress does not come at the cost of the planet. This is why we place Empowering People, Protecting our Planet, and Maintaining Trust at the heart of our purpose as a business, guiding everything we do. Empowering People We believe everyone should fully benefit from the digital society, regardless of who they are or where they live. However, with a third of the world’s population still offline, a digital divide between the connected and unconnected persists. We focus on overcoming the main barriers to connectivity by increasing network coverage, increasing access to smart devices, and providing services aimed specifically at bringing more women online. We support millions of small businesses, with 3.3 million micro, small and medium-sized enterprises (‘MSMEs’) accessing benefits of digitalisation through our V-Hub. Our fintech services in Africa connect more than 66.2 million people, helping to support entrepreneurship, lift communities out of poverty and transform national economies. We are also there to support people in times of crisis. We provide vital emergency connectivity and relief during major disasters. We connect refugees to digital education and our emergency material transport programme helps provide emergency relief in Africa. Protecting our Planet Digital technology has an important role to play in enabling the climate transition, by helping reduce carbon emissions and underpinning climate adaptation technologies. However, recognising that technology can create its own impact on our climate and nature, we strive to minimise the environmental footprint of our operations, value chain and products and services. We are working to reduce our environmental impact to reach net zero across our full value chain by 2040. We drive energy efficiency in our operations and seek to match our energy with electricity from renewable sources. Digital technology has been recognised as a key enabler of carbon savings. We work with our business customers to build solutions to reduce greenhouse gas emissions (‘GHG’) and lower their planetary impact. As use of technology expands, we are playing our role in the growing circular economy. We work to minimise the impact of the waste we create from our own operations and encourage greater reuse, repair and recycling of the hardware our customers use. Maintaining Trust Integrity is core to who we are and how we act at Vodafone. Recognising that digitalisation can be disruptive and pose new challenges, we want to be a trusted partner to customers, employees, suppliers and the communities we serve in the digital society. We protect their data, ensure that services are delivered securely and responsibly, and provide guidance on how to navigate new technology. We aim to respect human rights across all our operations, and proactively manage risks in our supply chain. We continue to foster a diverse and inclusive global workforce that reflects the customers and societies we serve. We behave responsibly and transparently and always strive to uphold the highest industry standards. Read more on pages 53 to 54 Materiality assessment In FY24 we undertook a detailed stakeholder engagement exercise to assess our ESG strategy and prioritisation of related topics. The assessment provided an analysis of critical enablers and identified emerging ESG issues relevant to our business, our stakeholders and the societies in which we operate. Identification of material issues was determined by extensive stakeholder engagement. The views of employees, customers, investors, suppliers and peers were gathered via surveys, interviews and workshops. The preliminary results of the assessment are scheduled for discussion at executive level and will be presented to the ESG Committee. This stakeholder engagement is a critical step on our journey towards completion of our double materiality assessment (‘DMA’) as required by the EU’s Corporate Sustainability Reporting Directive (‘CSRD’). Once completed, the results of the DMA are expected to drive our future strategic focus and non-financial reporting as set out in the CSRD. UN Sustainable Development Goals (‘SDGs’) We have identified two primary SDGs where we and our partners directly contribute to finding lasting solutions to social, economic and environmental challenges and thereby accelerate the delivery of many other SDGs. SDG 9: Build resilient infrastructure, promote inclusive and sustainable industrialisation and foster innovation. SDG 17: Strengthen the means of implementation and revitalise the global partnership for sustainable development. Read more on our SDG alignment on page 43 34 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information additional 1,408 sites across these countries, providing 4G coverage to an additional 13.8 million people. Meanwhile, our partnership with AST & Science LLC seeks to develop the first space-based mobile network. This is designed to connect directly to consumers’ 4G and 5G devices without the need for specialised hardware. This year we successfully made the world’s first space-based 5G call using a conventional smartphone. The space-based network is intended to enable even those in the hardest-to-reach areas to connect to the internet, ultimately reaching an estimated 1.6 billion people across 49 countries. This will include a number of LDCs where coverage is currently lowest. We are also partnering to increase capacity, quality and availability of internet connectivity between Africa and the rest of the world through the 2Africa submarine cable partnership. The system will deliver more than the total combined capacity of all subsea cables serving Africa today, supporting the growth of 4G, 5G and fixed broadband access for hundreds of millions of people. In Europe, we are investing in rural areas, helping small businesses overcome barriers to connectivity and digitalisation. FY24 network deployment1 4G sites deployed (000s) 4G population coverage Europe 68.0 99% Africa 33.4 74% Group (Europe, Africa and Turkey) 128.5 85% Note: 1. Excludes discontinued operations in Italy and Spain. Increasing smartphone ownership The digital divide goes beyond coverage, and relates to usage of networks already deployed. Globally, 38% of the world’s population (three billion people) are not using mobile internet despite living in areas with mobile broadband coverage. This usage gap remains almost eight times the size of the coverage gap.2 There are many barriers preventing the use of mobile broadband, including lack of awareness, low digital skills, and the prohibitive upfront cost of smartphones. Given that smartphones are increasingly the main gateway to digital services, lowering the cost of devices is key to addressing the digital divide. Smartphone ownership is lowest in emerging markets. Only 45% of adults in emerging markets own a smartphone compared to 76% in advanced economies. Women are less likely to own a smartphone than men. Affordability is one of the key challenges to smartphone adoption. Smartphones can cost more than 70% of average income in LDCs, making them unaffordable. We recognise that we cannot solve this issue by ourselves, and in 2022 we co-chaired the ITU/UNESCO Broadband Commission for Sustainable Development Working Group on Smartphone Access. The working group drew upon the expertise of a cross-sectoral body of commissioners and experts. The outcome report, ‘Strategies towards universal smartphone access’ identified key interventions to make smartphones accessible to all, including: increasing device financing options; introducing fair taxation and import duties; and improving distribution to remote areas. In addition, the working group recommended investigating further the use of device subsidies and pre-owned smartphones. We continue to work with partners to address the barriers to smartphone ownership; for example, through the GSMA Smartphone Access working group. We want to spread the benefit of the digital society to more people, regardless of who they are or where they live. Firstly, through closing the digital divide by connecting those who are still unconnected. Secondly, by providing digital services to help people and small businesses prosper. Through Vodafone Foundation we support some of the most vulnerable groups in society. One third of the planet (2.6 billion) is still offline. In Africa, just 37% of people are using the internet, and in the world’s least developed countries the figure drops to 35%.1 Although the number of internet users in low-income countries is growing, it remains below growth requirements to achieve the UN’s target of universal meaningful connectivity by 2030. This target is further threatened by high inflation and the cost-of-living crisis, which has eroded real incomes and pushed millions more into poverty. The internet is a vital part of everyday life, enabling us to communicate, and to access entertainment and vital services such as mobile money. Research from the World Bank shows that mobile broadband can reduce the number of households in extreme poverty by four percentage points. Expanding broadband penetration across Africa by 10% could boost GDP per capita by 2.5%.2 Likewise, we know that MSMEs are less likely to use digital services compared to their larger counterparts. More than 1.2 million European businesses with fewer than 250 employees are not yet digitalised, to compete globally and increase resilience, they need to access the digital opportunities of the future. This will provide an economic boost to the economies where the MSMEs operate as they contribute in excess of €4 trillion to the EU economy annually. Our Empowering People strategy focuses on three key areas to ensure that everyone benefits from the digital society. Firstly, we want to close the digital divide through targeted interventions to bring those who are still unconnected online. Secondly, we want to provide a range of digital services that help people and small businesses prosper online. Finally, through our Vodafone Foundation we support some of the most vulnerable groups in society who often fall outside our customer base, including refugees and victims of domestic abuse. Closing the digital divide Increasing broadband coverage Connecting everyone to digital services, particularly across Africa, is a significant challenge. Fixed and mobile services are increasing globally, with 4G mobile broadband networks reaching 90% of the world’s population, but coverage in sub-Saharan Africa lags behind at 65%.1 Expanding coverage to rural networks remains a key focus for us, with 25% of the EU population and 58% of the population in sub-Saharan Africa living in rural areas.2 Expansion of rural networks can often be more challenging and have a lower return on investment due to lower population densities. New approaches, partnerships and a blend of technologies across land, sea and space will help us to overcome some of these barriers and help deliver universal coverage. In order to drive digital inclusion to the hardest-to-connect communities, we continue to make good progress on our goal to bring 4G to an additional 70 million people in sub-Saharan Africa (as part of our participation in the UN Partner2Connect digital coalition in March 2022). This targeted intervention includes four of the least developed countries (‘LDCs’) – Mozambique, Tanzania, Lesotho and the Democratic Republic of the Congo (DRC) – and will help to close a particular gap in internet usage between urban communities and rural communities. During the year we have added 4G technology to an Empowering People Notes: 1. The State of Mobile Internet Connectivity Report, GSMA, 2023. 2. World Bank, 2022. Click to read the UN General Assembly Report: broadbandcommission.org 35 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Purpose (continued) Supporting communities Building platforms for financial inclusion Goal: To connect 75 million people and their families to mobile money services by 31 March 2026. Globally, 1.7 billion adults do not have a bank account, but among them, an estimated 1.1 billion have a mobile phone.2 Digital services are key to helping people access safe, secure financial services. Without the ability to transfer money, people are limited in their ability to save, access loans, start a business and even be paid. Together with Safaricom, we developed the first mobile money platform, M-Pesa, which provides financial services to millions of people who have a mobile phone but have limited access to a bank account. Mobile money is also widely used to manage business transactions, pay salaries, pensions, agricultural subsidies and government grants, and reduces the risks of robbery and corruption in cash-based societies. In Egypt, Vodafone Cash is a comprehensive e-wallet and financial services platform, catering to the needs of the unbanked, two thirds of the Egyptian population. In addition, some markets benefit from insurance offerings. Through VodaPay, customers in South Africa can access payment products and services, including lending and insurance. In Ethiopia, Safaricom was awarded a licence to provide mobile money services in May 2023, launching M-Pesa in the country three months later. Over 33 billion transactions amounting to more than €351 million were made in the year using M-Pesa, the equivalent of around 4 million per hour on average through a network ofmore than 617,000 agents. M-Pesa is also accepted by over one million merchants. As of the end of March 2024, 66.2 million customers were using Vodafone’s financial inclusion services. Mobile money customers Financial inclusion customers (million) % of service revenue % penetration of base South Africa 2.6 - - Tanzania 10.2 36% 63% Egypt 8.2 6% 22% Mozambique 5.8 27% 68% Democratic Republic of the Congo 5.5 21% 45% Lesotho 0.9 16% 86% Vodafone Group 33.2 - - Safaricom (Kenya and Ethiopia) 33.0 42% 88% Supporting small businesses to thrive in a digital world MSMEs are the lifeblood of many communities, providing opportunities for socio-economic participation, as well as social mobility for women, young people and ethnic minorities. Through Vodafone Business, we provide products and services that are specifically tailored for MSME and, small-office home-office, (‘SOHO’) businesses, helping guide them through technology choices and improving their digital readiness. These segments also represent a significant commercial opportunity for Vodafone. We estimate that the total addressable market for MSME and SOHO customers in our markets3 is €45 billion, and we currently have over five million MSME and SOHO customers. To better support MSMEs across Europe and Africa, Vodafone Business offers V-Hub, its digital advice service. This free service provides access to online information and connects MSMEs with experts who provide one-to-one advice and support on digitally transforming businesses in an ever-changing digital world. In Africa, we continued to expand device-financing options. In South Africa, the Easy2Own payment plan now allows customers to purchase a smartphone with an upfront deposit and a payment plan with monthly, weekly or daily instalments. Airtime or data is allocated based on the instalment payment being made. Over 3,700 customers have signed up to Easy2Own. Lipa Mdogo Mdogo (Pay Little by Little) has been running in Kenya since 2020. The partnership between Safaricom, Google and Meta offers a flexible payment plan from as little as KSh20 a day. This initiative is also supporting the digitalisation of the farming sector, where devices are bundled with DigiFarm, a free Safaricom service that offers farm inputs at discounted prices, input loans and learning content. Since the launch in 2020, 1.2 million 4G devices have been connected through Lipa Mdogo Mdogo. Safaricom Kenya, in a joint venture with TeleOne and Jamii Telkom, has also established the country’s first smartphone assembly plant to kick-start production of locally-assembled smartphones. The factory has the capacity to produce up to three million smartphones annually, which are expected to be up to 30% cheaper than imported smart phones. It is also projected that it will generate between 300 and 500 direct jobs, foster local talent development and contribute to the country’s economic growth. Addressing the digital gender gap The majority of those still unconnected are women. The digital gender gap continues to grow in many less developed countries, creating a specific need to support digital gender equality. In 2023, 70% of men were using the internet globally, compared with 65% of women. In LDCs just 30% of women used the internet in 2023 compared to 93% in high-income countries. Research indicates that women who have access to mobile internet via a smartphone have 9% higher levels of wellbeing than women who have access via a basic or feature phone. However, across low and middle-income countries, women are 17% less likely than men to own a smartphone and 19% less likely to use mobile internet.1 Vodafone’s aim is to realise digital gender equity, giving everyone the opportunity to benefit from safe, enriching, productive and affordable online experiences. Through fair and equitable digital transformation, we can support the delivery of the UN Sustainable Development Goals, addressing some of humanity’s greatest challenges. Therefore, in order to progress towards digital gender equity, this year we began evolving our Connected Women strategy to focus on measuring gender equity across our markets in order to monitor progress. Focusing on creating relevant services for women is also a key strategy to bring more women online. Through connectivity, we seek to support positive outcomes for women in education, skills and jobs, health and wellbeing, safety and economic empowerment. For example, in many African markets, gaining access to quality health information and antenatal care can be very difficult. Information delivered by mobile can help to bridge the gaps in crucial, basic information. Responding to this, our Mum & Baby service continues to grow, giving customers free access to maternal, neonatal and child health information in our African operations. The service helps parents and caregivers to take positive actions to improve their children’s health. In the DRC, the initiative Je Suis Cap, (‘I am Capable’), provided 950 women living with disabilities, free financial education provided jointly by M-Pesa and Visa. Each woman received a starter kit to establish their own business as an M-Pesa agent. Notes: 1. The State of Mobile Internet Connectivity Report, GSMA, 2023. 2. World Economic Forum, 2022. 3. Includes the Netherlands, where we have our Joint Venture, VodafoneZiggo. 36 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Notes 1. FAO, 2024. 2. Cumulative figure from 1 April 2019 to 31 March 2024. 3. Cumulative figure from 1 April 2022 to 31 March 2024. 4. OECD, 2023. 5. Percentage reduction since 2018. Beyond our direct customers, we are working to support MSMEs in our supply chain. We offer optional supply chain financing, which allows suppliers to leverage Vodafone’s credit position to access cheaper funding and liquidity. This has no impact on Vodafone’s commercially negotiated payment terms. Digitalising key sectors: agriculture and healthcare According to the Food and Agriculture Organization, by 2050, the world will need to produce 70% more food than current levels.1 There is also a growing need to address the environmental impact of agriculture. Through Vodacom’s subsidiary Mezzanine, we are helping to digitalise agriculture in Sub-Saharan Africa through a second generation eVuna platform. eVuna is Mezzanine’s smallholding agriculture product suite. The product suite includes various software as a service (SaaS) offerings, as well as a Marketplace. The eVuna software line offered to farmers includes dairy management, seasonal and evouchering. In Kenya, using eVuna evouchering, Safaricom supported the Kenyan Ministry of Agriculture, Land, and Fisheries (‘MoALF’) with the rollout of a government fertiliser subsidy to over 5.9 million smallholder farmers in around 40 counties throughout Kenya. These vouchers can be used to buy inputs to support maize, rice, and coffee cultivation. Another solution we have in Kenya is our dairy management software, an SMS-based system that digitally records and reconciles litres of milk delivered by each farmer to the milk cooperative. The system also stores the information on a client-facing dashboard, which provides accurate records of each day’s produce by automatically adding the amounts reported. Following this, the totals are sent to farmers via a daily SMS, in replacement of a manual dairy milk card which was used for many years. In FY24, this catered to over 50,0002 dairy farmers. In South Africa, Mezzanine continues to support the Department of Agriculture, Land Reform, and Rural Development (‘DALRRD’). This programme has issued over 270,000 vouchers3 to smallholder farmers, worth a combined value of over ZAR 1.6 billion3 .. The global healthcare sector continues to grapple with unprecedented transformation and challenges, as the effects of the COVID-19 pandemic persist. The convergence of an ageing population, a shortage of skilled health and social care professionals, and a challenging economic climate has continued to disrupt healthcare systems worldwide4 .. Amidst these challenges, the sector has witnessed significant digitalisation efforts, including the expanding role of electronic health monitoring solutions and the adoption of artificial intelligence (‘AI’) and analytics. At the core of these efforts lies the crucial role of robust connectivity infrastructures. Technologies like 5G are already making a significant impact and provide numerous use cases that simplify the work of healthcare professionals. In Portugal, we introduced an innovative solution called ‘Hospital@ Home’. This remote patient monitoring solution enables healthcare professionals to monitor and clinically evaluate vital patient data, including blood pressure, heart rate, blood glucose and more. The connected solution ensures uninterrupted capture and secure transmission of patient data to medical professionals. In Germany, we established dedicated 5G networks at Frankfurt University Hospital and University Hospital Schleswig-Holstein. These networks, with their low latency, facilitate diagnostic data transmission, enabling clinicians to make timely patient diagnoses. Supporting vulnerable communities Recognising that some of the most vulnerable in society can fall outside our customer base and may struggle to access our commercial propositions, we continue to provide a suite of targeted services for vulnerable groups. During FY24 we continued to grow our Connected Education programme, providing access to our ready-made classroom, which includes connectivity, devices and collaboration software for students and teachers across the world. Vodafone Foundation continues to connect refugee and host community students to a quality digital education through the Instant Network Schools programme, developed and delivered in partnership with UNHCR and the UN refugee agency, in the DRC, Egypt, Kenya, South Sudan, Tanzania and Mozambique. Since 2013, we have worked with the UNHCR on Instant Network Schools to transform classrooms into multimedia learning hubs, complete with internet connectivity, sustainable solar power, classroom kits including tablets, laptops, projectors and speakers, localised digital content, and teacher training. In FY24, 32 new Instant Network Schools were deployed, taking the total number of schools in operation to 118, with over 274,000 students and 4,700 teachers having benefited from the programme. By the end of 2025, Vodafone Foundation and UNHCR are aiming to reach 500,000 refugee and host-community students and 10,000 teachers with our Connected Education programme. In addition to its work supporting refugees, Vodafone Foundation published research in October 2022 that showed 92% of teachers surveyed believe that schools have a responsibility to promote digital literacy, but only a fifth are competent in the use of digital technologies. The Foundation is working to address this through ‘SkillsUpload Jr’, which supports young people to thrive in a digital society through digital skills training for teachers and students, tools for use in schools and access to teaching materials and lesson plans via online platforms. Beyond education, the Foundation is using mobile technology with the aim of helping to protect people and save lives at scale. Through ‘m-mama’, our technology is contributing to the reduction of maternal mortality, the number one health goal of the SDGs, by increasing access to emergency transport. The first region in Tanzania to fully deploy the m-mama system saw a 38% reduction of maternal mortality5 .. The programme, which is also preparing to launch in Kenya in 2024, provides a national, 24/7 emergency transport system for women and newborns in need, by coordinating ambulances and volunteer car owners from a woman’s village or local health facility, to transport them to higher level medical care. At the same time the Foundation has also supported 2.6 million people affected by abuse and hate crime by connecting them to information, advice and support through a suite of apps. The Bright Sky platform is accessible across four continents, to anyone who is concerned about domestic abuse. In addition, the UK app, Zoteria promotes the safety and wellbeing of the LGBTQ+ community. Click to read more www.vodafone.com/vodafone-foundation 37 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Purpose (continued) Protecting the Planet We provide connectivity and digital solutions that help to enable the climate transition and aim to empower others to reduce GHG emissions, protect nature and improve the efficiency of resource usage. We are working to minimise the environmental footprint of our operations, our value chain and our products and services – by reaching net zero and improving the circularity of the technology we use and sell. This year, we continued to embed our Planet strategy across our business. Our Protecting the Planet strategy centres around three key areas: net zero, enablement and circularity. During the year, we reviewed our near and long-term Planet goals against our business plans, opportunities and external constraints, which led to the refresh of some of our goals at the end of this financial year. Our Planet goals 2025 – Match 100% of the grid electricity we use globally with electricity added to the grid from renewable sources1,2 – Reuse, resell or recycle 100% of our network waste 2028 – Net zero GHG emissions from our operations (Scope 1 and 2) in Europe3,4,5 2030 – Reduce GHG emissions from our operations (Scope 1 and 2) by at least 90%2,4,5 – Halve GHG emissions from our value chain (Scope 3)2,4 – Enable 350 million tonnes of carbon emissions to be avoided through green digital solutions6 2035 – Net zero GHG emissions from our operations (Scope 1 and 2) in Africa3,4,5 2040 – Net zero GHG emissions across our full value chain (Scope 1, 2 and 3)4,7 Notes: 1. Our renewable electricity purchasing is partly enabled through the procurement of renewable electricity certificates, which certify that electricity has been added to the grid from renewable generation sources (‘RECs’), such as wind, solar and hydropower. 2. These goals are part of our SBTi-validated near-term target, which was re-validated this year. The Scope 1 and 2 GHG emissions target was revised as part of the revalidation process to align with the SBTi Corporate Net Zero Standard, which targets a minimum 90% emissions reduction. This target was previously presented as a 90-95% emissions reduction in our FY23 Annual Report. 3. During the year, we introduced these goals to reflect the two pathways we have set towards net zero operations (Scope 1 and 2) – specific to the regions where we operate (Europe and Africa). These regional net zero goals replace our previous goal (net zero emissions from our operations (Scope 1 and 2) globally by 2030) to support transition planning within each regional context (see our Climate Transition Plan for more detail of our transition pathway). These goals include a minimum 90% emissions reduction, with any remaining emissions neutralised through carbon offsetting from the net zero target year. 4. Against a baseline of financial year ended 31 March 2020 from our continuing operations. 5. Our Scope 1 & 2 GHG emissions are those that come directly from continuing operations under our operational control and indirectly from the energy we purchase and use in those operations. 6. Cumulatively from 2020 to 2030, based on carbon emissions avoided by our business customers through the use of digital solutions (products and services) that we sell. 7. This goal is part of our SBTi-validated long-term net zero target, which was approved this year. This includes at least 90% absolute reduction in Scope 1, 2 and 3 GHG emissions. Click to download our ESG Addendum: investors.vodafone.com/esgaddendum Click to read our ESG Addendum Methodology document: investors.vodafone.com/esgmethodology Net zero Climate Transition Plan We are proud to publish Vodafone’s first Climate Transition Plan in 2024, which outlines the actions we plan for FY25 to FY27 to reduce GHG emissions in line with our net zero pathway and build resilience into our business in response to our changing climate. Our Climate Transition Plan signifies a step-change in how we have embedded decarbonisation into our business and financial planning process. Climate transition planning has enabled us to look at our business plans with greater granularity and develop emission reduction pathways appropriate to each region, whilst retaining our commitment to our SBTi-validated climate targets. Our Climate Transition Plan includes actions to build the climate resilience of our business model in response to the physical impact of climate change and changes driven by the transition to a lower-carbon economy. Once again this year, we reviewed our exposure to climate-related risks and opportunities as part of a scenario analysis. Goals: To reduce the greenhouse gas emissions (‘GHG’) from our own operations (Scope 1 and 2) to net zero in Europe by no later than 2028 and in Africa by no later than 2035, and across our full value chain (Scope 3) by 2040. We recognise the need to address the global climate crisis. In 2023, public awareness of the climate impact of technology continued to grow. Creating a more digital society is core to our purpose at Vodafone. This inevitably comes with increasing volumes of internet use and mobile data traffic, which have historically correlated to increased GHG emissions. We continue to work to drive down our emissions in absolute terms as well as shifting our energy mix to renewable sources, in line with what is required by science to avoid the most negative impacts of climate change. In FY24, our long-term climate goal – to achieve net zero GHG emissions across our full value chain (Scope 1, 2 and 3) by 2040 – was validated by the Science Based Targets initiative (SBTi). This reinforces our commitment to science-based emission reductions from our own operations, our supply chain and the products and services we sell. Read more about our climate-related risk and opportunities in our TCFD-aligned disclosure on pages 64 to 69 Our FY24 performance: Our total Scope 1 and Scope 2 (market-based) GHG emissions decreased by 24% to 0.69 million tCO2e (tonnes of carbon dioxide equivalent). This equates to a 59% reduction from our 2020 baseline. Our Scope 3 GHG emissions decreased 12% to 6.07 million tCO2e, representing a 20% increase from our 2020 baseline. We were proud to be A-rated by CDP for climate change again in December 2023. Net zero operations (Scope 1 and 2 GHG emissions) Over the year, we continued to reduce GHG emissions from our operations and the energy we purchase and use in those operations (Scope 1 and 2 GHG emissions), with a focus on driving energy efficiency across our mobile and fixed-line networks, phasing out the use of fossil fuels and increasing renewable sources of energy for both our stationary equipment and vehicle fleet. Driving energy efficiency Improving energy efficiency continued to be a strategic priority for Vodafone, to control both energy costs and GHG emissions. Energy use by our mobile access network, fixed-line network and technology centres accounted for 93% of our total global energy consumption. Energy efficiencies were achieved through a wide range of initiatives including modernisation of legacy equipment with new generation and highly efficient network equipment, new software functionality that reduces energy consumption in low-load conditions, improving energy efficiency in our data centres, digital solutions for energy optimisation, and rationalisation of our properties. We invested €31 million of capital expenditure in energy efficiency and on-site renewable projects, which led to annual savings of 11 GWh. In FY24, Vodafone launched a global tender for new network equipment for our radio access network (‘RAN’). The scope of the tender includes approximately 170,000 of our mobile access base stations. It aims to further improve network energy efficiency through deployment of the latest generation of network equipment products, such as more efficient power amplifiers, new network technology architectures such as ´OpenRAN´ and smart power-saving features. We continued to implement the ISO 50001 Energy Management Standard globally across our operations. Certification was achieved by an additional five of our operating companies, bringing the total number of ISO 50001 certified markets to 16. Digitalisation of the energy system, data and analytics are key enablers for optimising energy consumption across our operations. Our energy data management and digital artificial intelligence and machine learning (‘AI-ML’) based analytics 38 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Our performance1,2,3 Unit 2024 2023 Total Scope 1 and Scope 2 emissions (market-based) from continuing operations Million tonnes of CO2e 0.69 0.91 Scope 1 emissions from continuing operations Million tonnes of CO2e 0.26 0.25 Scope 2 emissions (market-based) from continuing operations Million tonnes of CO2e 0.43 0.66 Scope 2 emissions (location-based) from continuing operations Million tonnes of CO2e 1.75 1.70 Total Scope 3 emissions from continuing operations4 Million tonnes of CO2e 6.07 6.92 Total Scope 1 and Scope 2 emissions (market-based) from discontinued operations Million tonnes of CO2e 0.01 0.02 Scope 1 emissions from discontinued operations Million tonnes of CO2e 0.01 0.01 Scope 2 emissions (market-based) from discontinued operations Million tonnes of CO2e 0.01 0.00 Scope 2 emissions (location-based) from discontinued operations Million tonnes of CO2e 0.36 0.37 Total Scope 3 emissions from discontinued operations4 Million tonnes of CO2e 0.77 0.89 Total Scope 1 and Scope 2 emissions (market-based) Million tonnes of CO2e 0.71 0.92 Scope 1 emissions Million tonnes of CO2e 0.27 0.26 Scope 2 emissions (market-based) Million tonnes of CO2e 0.44 0.66 Scope 2 emissions (location-based) Million tonnes of CO2e 2.11 2.06 Total Scope 3 emissions4 Million tonnes of CO2e 6.84 7.80 Renewable electricity Percentage of purchased electricity from renewable sources % 84 75 Percentage of purchased electricity from renewable sources from continuing operations in Europe % 100 100 Vodafone total energy use from continued operations Gigawatt hours 5,217 5,052 Notes: 1. Data is calculated using local market actual or estimated data sources from invoices, purchasing requisitions, direct data measurement and estimations. Carbon emissions are calculated in line with GHG Protocol standards. Scope 2 market-based emissions are reported using the market-based methodology in effect as at the date of this report. For full methodology see our ESG Addendum Methodology document: investors.vodafone.com/esgmethodology. 2. Data includes all entities within the control of Vodafone Group Plc during FY24, both continuing operations and discontinued operations (Italy and Spain), unless otherwise stated. 3. During the current year, information relating to 2023 and 2022 has been restated to reflect portfolio changes completed during 2023 and 2024. 4. Data for 2023 has been restated to reflect changes to our methodology for calculating emissions, see our ESG Addendum Methodology document for more information: investors.vodafone.com/ esgmethodology. system, which collects and stores data from our electricity suppliers and from smart meters, is now live across 10 markets in Europe and one market in Africa, with smart meters installed at over 40,000 sites. Click to read more about our energy efficiency initiatives: vodafone.com Switching to renewables The majority of the energy we use in our operations comes from purchased grid electricity. Our network also uses electricity generated by stationary generators, which are mostly powered by fossil fuels (diesel or petrol). Our fleet of vehicles is fuelled by a mix of diesel, petrol and, increasingly, purchased electricity. This year, we continued our efforts to phase out fossil fuels from our operations in favour of renewable energy sources. Purchasing renewable electricity Our goal is to match 100% of the grid electricity we use globally with electricity added to the grid from renewable sources by 2025. This year, 100% of the grid electricity used in our European network (FY23: 100%), and 84% globally, (FY23: 75%), was matched with electricity from renewable sources. While maintaining our renewable electricity purchasing in Europe, our main focus this year has been on creating new models for renewable electricity purchasing in Africa, where renewable electricity markets are significantly less mature. In South Africa, we signed a first-of-its-kind ‘virtual wheeling’ agreement with the national power producer – Eskom – which allows Vodacom to secure renewable electricity from independent power producers (‘IPPs’) that are connected to the national grid. The first phase is underway and will see IPPs providing approximately 30% of Vodacom South Africa’s power demand. Previously, this was not possible for a company of the size and complexity of Vodacom, which has over 15,000 low-voltage mobile sites in 168 municipalities. This innovation was co-developed by Mezzanine (a Vodacom subsidiary) and Eskom. We are optimistic this project can make a positive difference to the energy transition in South Africa, where regular planned power cuts are implemented as Eskom seeks to prevent national blackouts resulting from demand exceeding generation capacity. This virtual wheeling model enables broader private sector participation, which can help accelerate efforts to solve the country’s energy crisis. In Egypt, we implemented an agreement, signed at COP27 in November 2022, with the Egyptian Ministry of Electricity and Energy to purchase renewable electricity from the New and Renewable Energy Authority (‘NREA’). The agreement is the first of its kind in Egypt, where a national system of renewable electricity certificates is not yet established. As part of this agreement, the Egyptian Ministry of Electricity and Energy will match the electricity used by Vodafone Egypt’s mobile network with electricity added to the grid from renewable sources over a one-year period, renewed annually. This supports the investment case for growing the Egyptian renewable energy sector and the development of a market mechanism to sell and purchase renewable electricity and offers a reference for other corporate renewable electricity buyers to follow. In Europe, we continued to increase the proportion of electricity we source directly from renewable generators through power purchase agreements (‘PPAs’). We signed additional renewable supply in FY24 representing an increase in our long term contracted PPA volumes by over 20%. We now have PPAs established in Germany, Greece, Portugal and the UK. Those currently in operation delivered around 24% of the grid electricity we used in Europe1 .. From 2026 our PPAs will be fully operational and they will generate approximately 39% of our grid electricity demand in Europe1 .. PPAs provide us with more price certainty against current volatile wholesale electricity prices. The remainder of our electricity consumption is matched with renewable energy certificates (‘RECs’) that we purchase through our energy suppliers or from the REC market. Click to read more about our renewable electricity purchasing strategy: vodafone.com/renewables Note: 1. Relates to electricity consumed by our continuing operations that has been purchased exclusively for use by Vodafone via a PPA. 39 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Purpose (continued) On-site renewable generation We also continued to install and deploy new solar photovoltaic (‘PV’) systems at sites in Germany, the UK, Turkey, Egypt and Albania. This increased our annual on-site generation of renewable electricity to 21 GWh per annum. We are seeking to expand our current implementation of micro-grids in the DRC, as well as collaborating with partners to develop new innovative solutions for renewable energy generation. For example, in Egypt we have trialled a site powered solely from on-site solar and wind generation. To get the most benefit from our on-site renewables, we have carried out investigations into battery technology and have currently identified sodium-ion batteries as the most promising technology for energy storage. We have tested prototypes from a supplier with positive results and are looking to carry out similar tests with additional suppliers. Reducing diesel and petrol use for generators We used 76.3 million litres of diesel in FY24 (a 5.6% increase from FY23: 72.3 million litres) to fuel generators at sites that are off-grid or have unreliable grid electricity supply. Use of fuels in generators contributed 79% to our Scope 1 GHG emissions (FY23: 78%). Reducing diesel use continues to be particularly challenging in markets with unreliable grids (where electricity supply from the national grid is routinely interrupted due to insufficient generation), such as the DRC, South Africa and Egypt. This year we conducted further research into alternatives to diesel, including the feasibility and environmental credibility of hydrotreated vegetable oil (HVO), a bio-based fuel, with a view to establishing some proof-of-concept trials over the coming year. We are also testing hydrogen fuel cell technology in South Africa. The technology comprises a fuel cell, an electrolyser and low-pressure hydrogen storage whereby hydrogen is generated from water that is recycled through a closed circuit. The technology can generate hydrogen when renewable electricity is available – from the grid or small scale on-site renewable power generation – which can be used to power our mobile base stations when renewable electricity is not available. We also continue to connect off-grid sites to the grid where possible to minimise the use of generators. Electrification of our fleet We continued to increase the number of electric vehicles (EVs) in our company fleet (with EVs making up 58% of the fleet compared to 51% in FY23). We continue to improve the total cost of ownership for EVs and deliver cost savings that can be reinvested into fleet electrification and EV-charging infrastructure. This year, we introduced EV training and organised EV test drives to raise drivers’ awareness. In November 2023, we won Fleet Europe’s award for European Green Fleet Manager of the Year. Net zero value chain (Scope 3 emissions) We aim to halve the emissions from our full value chain by 2030 and bring them to net zero by 2040 (against a 2020 baseline). This includes our indirect (Scope 3) emissions, which we estimate to be 6.07 million tCO2e in FY24, 12% lower than the previous year), forming 90% of our total GHG emissions. We continued to strengthen the methodologies and underlying assumptions used for calculating our Scope 3 emissions data. In line with GHG Protocol standards, we recalculated our base year and previous years’ Scope 3 emissions to account for recent organisational changes, including the FY23 divestment of our operating companies in Ghana and Hungary, and our tower company, Vantage Towers. We also improved the accuracy of factors used in the spend-based calculation of the embodied emissions of the goods and services we procure. Using a spend-based methodology for calculating the emissions from parts of our upstream supply chain means that economic trends (such as foreign exchange rate fluctuations and inflation) can also affect the modelling of our Scope 3 GHG emissions. Our Scope 3 GHG emissions decreased by 12% compared to the previous year. Since 2020, Scope 3 emissions have increased by 20%. Currently, one of the key drivers of year-to-year trends in our Scope 3 emissions is improvements in the quality of data inputs, emission factors or calculation methods. This year, we were pleased that more of the companies in which we hold an equity stake have shared their Scope 1 and 2 GHG inventory with us, indicating an increase in the maturity of GHG measurement. In particular, this year we observed a decrease in energy consumption by Vodafone Idea (India). Combined with a decrease in the carbon intensity of India’s electricity grid, this has driven a decrease in the emissions we finance through our investments (Scope 3 Category 15), which has resulted in a significant decrease in the Scope 3 GHG emissions from our investments. This year we have also observed a decrease in lifecycle emissions associated with devices that we purchase and sell to customers. The continued evolution of Scope 3 data sources and methodologies creates a significant challenge. Likewise, the low availability of product carbon footprint data remains a constraint on the calculation of accurate Scope 3 GHG emissions across the market. Improvements in data quality and availability will help us continue to move away from estimating using a spend-based methodology, towards methodologies that use more specific product carbon footprint data provided by our suppliers. We therefore continue to invest in improving our Scope 3 data models as better data sources become more accessible and available. We have also continued to collaborate with our industry peers through forums such as the Joint Alliance for CSR (‘JAC’) and GSMA to improve access to high quality carbon data from our common supply chain. Over time, these efforts aim to improve measurement and reduction of Scope 3 GHG emissions across our industry. To drive Scope 3 GHG emission reductions in FY24, we continued to engage with our suppliers on climate action through our procurement process, which includes a 20% weighting on ESG criteria (including 5% weighting on climate-related performance) during supplier selection. Vodafone is a member of JAC, a telecommunications industry organisation that promotes a consistent and simplified approach to engaging suppliers and supporting the transition of our industry towards net zero. Following its launch, our banking partners also continue to roll out an environmental supply chain finance programme, which offers financial incentives for our suppliers to disclose carbon data to CDP and take action to improve their environmental performance over time. We also progressed activities to improve the circularity of devices we sell, which helps reduce our Scope 3 GHG emissions and reduces e-waste. Although we are pleased that our Scope 3 emissions have decreased compared to the previous year, we recognise that they are 20% higher than our 2020 base year. This has primarily been driven by increases in our estimated emissions from two parts of our value chain: upstream supply chain (from purchased goods and services, and capital goods); and investments. In both cases, the accuracy and completeness of the underlying data used to calculate the emissions has improved since 2020. In relation to our upstream supply chain, the increase in emissions also correlates to an increase in procurement spend. The 20% increase in our Scope 3 GHG emissions compared to 2020 means we are not yet on track to achieve our goal of halving Scope 3 emissions by 2030 and achieving net zero across our full value chain by 2040. This year, we published our Climate Transition Plan, which outlines actions we plan to take to further drive Scope 3 emissions Click to read more about Scope 3 emissions in our ESG Addendum: investors.vodafone.com/ esgaddendum Read more about how we are improving Circularity on pages 41 to 42 40 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information reductions – including increasing supplier engagement, building a more circular economy for electronic devices, and engaging companies we invest in to support their transition to net zero. We will implement these planned actions in parallel with continued improvement of our Scope 3 data modelling to better reflect our emission reduction efforts. Enablement Goal: To enable our business customers to reduce their own GHG emissions by 350 million tonnes between 2020 and 2030 through the use of our green digital solutions.1 Research suggests that 84% of existing Internet of Things (‘IoT’) deployments have the potential to also address the UN Sustainable Development Goals (‘SDGs’)2 .. With increasing adoption rates of IoT, one of our most important contributions to protecting our planet is enabling our customers, including consumers, businesses and governments, to reduce their environmental footprint using our digital technologies and services. We continued this journey with a focus on using digital solutions to tackle climate change and help decarbonise society. Our FY24 performance: This year, we estimate we have enabled the avoidance of 32.8 million tCO2e, which is around 75 times the emissions generated from our own operations (Scope 1 and 2 in FY24). Since setting our enablement target in 2020, we estimate we have enabled our customers to avoid a cumulative 78.3 million tCO2e. This year, we reviewed the emissions reduction impact of an additional four green digital solutions within our product portfolio, including connectivity solutions that use software defined local area networks (‘SD LAN’). IoT products remain the most significant contributor to enablement. We estimate that 55% of our 187 million IoT connections directly enabled customers to reduce their emissions in the past year. For example, we continue to support customers to improve operational efficiency, reduce fuel costs and reduce their emissions through our Vodafone Business Fleet Analytics solution, which helps our customers to optimise routes and identify opportunities to electrify their fleet. FY24 enablement overview1 Estimated GHG emissions avoided (million tonnes CO2e)1 2024 2023 Smart meters 4.4 3.7 Fleet management 3.9 3.3 EV charging 2.9 0.9 Healthcare 4.9 3.1 Other transport solutions and logistics solutions 15.8 13.3 Other (e.g. remote working, water leak detection) 0.8 0.6 Total emissions avoided (enablement) 32.8 24.9 Scope 1 and Scope 2 market-based emissions (million tonnes of CO2e) 0.43 0.66 Enablement ratio 75.4x 38.2x Cumulative total emissions avoided (since FY20)2 78.3 45.5 Notes: 1. Enablement data is estimated using the methodology detailed in our ESG Addendum Methodology document: investors.vodafone.com/esgmethodology. 2. Cumulative total since FY20 is based on the total of FY21 to FY24 emissions avoided, including restated FY22 emissions avoided as detailed in our ESG Addendum: investors. vodafone.com/esgaddendum. As part of our continued efforts to raise awareness of the role of digital technology in the green transition, we hosted a summit for our Vodafone Business customers in London in January 2024, on the theme of ‘Innovation for Impact’. The summit was attended by over 100 Vodafone Business customers and visitors and included a range of talks and events to help them think about our collective role in the green digital transition. Vodafone is a founding member of the European Green Digital Coalition (‘EGDC’). Since its establishment in 2021, we have actively participated in the development of an ICT sector methodology for measuring the carbon enablement impact, known as the ‘net carbon impact’, of green digital solutions, leveraging the lessons learned from our own experience of carbon enablement reporting over the past four years. Circularity Goals: To reuse, resell or recycle 100% of our network waste by 2025; to collect 1 million used mobile phone devices for reuse, recycling or donation. The UN estimates that as much as 50 million tonnes of electronic and electrical waste (e-waste) is produced globally each year, with only 20% being formally recycled. As the use of technology expands and develops, we are playing our part to address the growing global e-waste problem. Our circular economy (‘circularity’) initiatives look at two main types of e-waste; network equipment, such as radio equipment used to run our fixed and mobile access networks and the electronic devices that we sell to customers such as smartphones. Our FY24 performance: We reused, resold or recycled 96% of network waste in FY24 (FY23: 95%). In partnership with WWF, we have collected 337,680 used phones for refurbishment and reuse, recycling or donation, which is 34% towards our ‘1 million Phones for the Planet’ goal. Network waste We implement resource efficiency and waste disposal management programmes in all our markets to minimise environmental impacts from network waste and IT equipment waste. This year, we generated an estimated 6,205 tonnes of network waste equipment (including hazardous waste) (FY23: 7,716). We reused, resold and recycled 96% of the non-hazardous waste, partly via our asset marketplace, which was established in 2020 to resell and repurpose excess or decommissioned network equipment (thus extending its life cycle) by enabling trading between our operating companies and across the telecommunications industry. This year, we estimate that we have saved €3.9 million of spend and avoided over 398 tCO2e through our asset marketplace platform. This is in addition to our strategy to reuse equipment within individual operating companies. For example, Vodafone UK avoided an estimated 1,045 tonnes of CO2e in FY24 by reusing network equipment. FY24 network waste management (excluding hazardous waste)1,2 2024 2023 Reused3 2% 2% Recycled 94% 93% Disposed4 4% 5% Total network waste (metric tonnes) 3,831 4,633 Notes: 1. During the current year, information relating to 2023 has been restated to reflect the portfolio changes during 2023 and 2024. 2. Excludes our discontinued operations in Italy and Spain. 3. Includes network equipment resold between markets where we operate, or to external third parties, for reuse for the same purpose. 4. Disposed network waste includes used network equipment that is disposed to landfill or incineration. Devices We are exploring a range of ways to help build a more circular economy for home and mobile devices, including collection of used devices, supporting refurbishment and reuse, increasing recycling of end-of-life devices, and improving the market availability of more sustainable devices. Collection Over the year, we continued with campaigns, initiatives and the provision of services to support our customers to keep electronic devices in use for longer – through repair, refurbishment and reuse. When devices reach the end of their useful life, our aim is for them to be responsibly recycled instead of being sent to landfill. Notes: 1. Target currently under review in light of evolving methodologies for measuring the ‘net carbon impact’ of digital solutions. 2. WEF, 2020 41 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Purpose (continued) This year, we introduced a target to collect 1 million used mobile phone devices for reuse, recycling or donation. This new target relates to our campaign to collect ‘1 million Phones for the Planet’, which was launched in November 2022 in partnership with WWF. Since the start of the campaign, we have collected an estimated 337,680 used phones for refurbishment and reuse, recycling or donation to social causes. Increasing the rate of collection of used devices is an essential step in building a more circular economy for mobile phones and preventing them from ending up in landfill. Partnering with WWF on this campaign has enabled Vodafone to raise the profile of the environmental importance of bringing back e-waste. Since launching the campaign, we have worked together with WWF on campaign communications and promotional materials that build consumer understanding and raise awareness of the issue of e-waste. Click to see how we are supporting more of our customers to switch to green vodafone.com/sustainable-business/switch-to-green Reuse Our ‘trade in’ service encourages consumers to extend the lifetime of their device by trading it in to be refurbished and resold. Our Group trade-in programme is now live in three European markets through a digital trade-in platform or via retail, offering customers a guaranteed price to make the trade-in customer journey convenient, cost effective and attractive. This year we increased the reach of our digital trade-in proposition by expanding our digital platform to Portugal and Germany. Together with our partner, Recommerce, we also launched our digital diagnostics solution in the Czech Republic, with other markets to follow in 2024. We are helping to build a more circular economy through our products and services for business customers too. For example, our Vodafone Business Device Lifecycle Management solution offers companies a managed device-as-a-service solution with reuse and recycling at end of life, helping our business customers to reduce the environmental impact of mobile devices used by their workforces. Recycling We continued our ‘One for One’ campaign in Germany, in partnership with Closing the Loop. This e-waste reduction initiative promises that for every phone purchased directly from Vodafone by consumers in Germany, one ’end-of-life’ phone will be collected and recycled. Closing the Loop is a waste collector that solely works in countries where e-waste is normally not properly collected and recycled. This campaign diverts e-waste from landfill or improper recycling while also enabling precious metals to be safely recovered from hazardous waste. As at January 2024, our One for One campaign has enabled the collection of over 1.1 million scrap mobile devices in Ghana, equating to over 63,000 kilograms of e-waste, from which about 5,000 kilograms of precious metals (gold, silver and copper) will be recovered. At least 3,000 monthly living wages have been created since the start of the collaboration, thus supporting the livelihoods of people in local communities and providing opportunities for them to gain income and develop new skills. Improving device sustainability Vodafone is a co-founder of Eco Rating, a pan-industry eco-labelling consortium for newly manufactured smartphones. It seeks to help consumers identify and compare the sustainability of mobile phones, enabling them to make more sustainable product choices. Through our work as part of the consortium, we engaged with mobile device manufacturers to encourage improvements in their Eco Rating score, by improving overall environmental impact, including device circularity and reducing GHG emissions – both of which also help to reduce the Scope 3 GHG emissions from Vodafone’s upstream supply chain. Eco Rating is now operational in 39 countries, supported by 22 manufacturers and a total of nine operators. Since its introduction, the rating has contributed to improving the environmental performance of mobile phones on the market, illustrated by the increase of the average Eco Rating score from 74 to 77 out of a maximum 100 since it was launched in 2021. Vodafone now operates this initiative in nine markets, with over 275 handsets assessed and available to our customers. Click to learn more about our work as part of Eco Rating: vodafone.com/sustainable-business/switch-to-green We also encourage our customers to consider purchasing ‘second-life’ refurbished devices. Purchasing a refurbished smartphone saves around 50 kilograms of CO2e, making its contribution to climate change 87% lower than that of the equivalent, newly manufactured smartphone, and removes the need to extract 77 kilograms of raw materials.1 We offer customers high quality and competitively priced refurbished smartphone ranges in UK, Turkey, and Vodacom South Africa. We also design a number of home products including broadband routers and TV set-top boxes. We have begun integrating sustainability principles into the design process for our products and packaging. For example, our new Vodafone Hub family of broadband routers was designed using 95% post-consumer recycled resin, a mechanical design to enable simpler refurbishment, energy optimisation features and zero plastic packaging. This year, in recognition of the sustainable features of its product design (including use of recycled materials, durability, repairability and energy efficiency), we also obtained TÜV Green Seal certification for our first Vodafone branded product, a television set-top box. Nature The world is currently undergoing a dangerous decline in nature with one million species threatened with extinction, impacting the lives of billions of people and economies. In December 2022, 188 governments adopted the Kunming-Montreal Biodiversity Framework consisting of four overarching goals to reverse the loss of nature by 2050. We recognise the need for a sustainable approach to nature and in FY24 initiated a review of the biodiversity impacts, risks and dependencies of our business operations, products and services. Digital technology can be applied to enable interventions and actions to protect, manage and restore nature. The so-called nature technology market is expected to be worth $6 billion within 10 years.2 Our review highlighted the variety of nature technology solutions Vodafone is already building across a number of ecosystems. Several of our operating companies are taking action on biodiversity through a range of initiatives appropriate for their local contexts. For example, in South Africa, Vodacom has created an AI-based technology solution to use cameras and hydrophones to identify and alert mussel farmers to the presence of marine mammals including whales in order to prevent entanglement in mussel farming ropes. In Romania, the IoT team has created a system based on acoustic sensors deployed in forest areas. The sensors pick up forest sounds and the AI can identify the specific sound of logging and trigger the sending of real time alerts with geolocation to forest administrators and directly to rangers’ phones so they can intervene immediately. This year, Vodafone Group has also successfully completed proof of concept for mTwiga, our digital technology solution for preventing human-wildlife conflict, which was developed by the winners of Vodafone’s in-house innovation accelerator programme, Launchpad, in 2022. mTwiga uses cameras with advanced video analytics and AI-enabled software to recognise predator species (such as leopard, hyena and lion) within close proximity to human settlements. mTwiga is able to send real-time alerts to communities and rangers and is designed to operate off-grid. Our field trials in Kenya in March 2024 identified a number of opportunities around bespoke AI models and species deterrents that we hope to build on during 2024. Notes: 1. Agence de l’Environnement et de la Maîtrise de L’Énergie (ADEME), 2022. 2. World Economic Forum, 2022. 42 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

We contribute to the Sustainable Development Goals The UN Sustainable Development Goals (‘SDGs’) provide a blueprint for human progress and a clear call to action for businesses to contribute to a better future. The climate crisis, war and the lingering effects of the COVID-19 pandemic and other global crises have meant that the world is facing a reversal of progress on many of the SDGs. At their mid-point, around half are off-track and over 30% have regressed or stalled. Under current trends, the UN estimates that 575 million people will be living in extreme poverty by 2030 and 84 million children will be out of school. Meanwhile, the world is at hunger levels not seen since 2005, the window to limit the rise in global temperatures is closing quickly, and it will take an estimated 286 years to close the gender gap.1 Digital technology will be essential in reducing these impacts and helping progress towards delivering the SDGs. We are working to play our part and believe we can increase the speed and scale of delivery across a wide number of SDGs through leveraging our technology and services, and through partnering with others. Simultaneously, we can drive significant growth. For example, our M-Pesa and other mobile money plaforms, designed to enable financial inclusion, has 66.2 million active customers generating revenue this year of €351 million. Note: 1. UN, 2023. Industry, innovation and infrastructure Partnerships for the goals Through connectivity infrastructure, digital innovations and partnerships, we deliver impact across many of the SDGs. Examples of our projects and initiatives supporting the SDGs over the last year Read more about our contribution to the SDGs: vodafone.com/sdgs No poverty Our ‘everyone.connected’ campaign in the UK has delivered over £163 million in social value since May 2020 to December 2023, helping customers deal with the increased level of poverty due to cost-of-living increases. Read more about our approach to the cost of living: vodafone.com Sustainable cities and communities Our IoT solutions help local governments take control of their energy usage across multiple sites, improve air quality via monitors and optimise waste collection. Read more about our digital solutions to build sustainable cities: vodafone.com/sustainable-business We are a co-founder of Eco Rating, a pan-industry eco-labelling consortium for newly manufactured smartphones. We operate Eco Rating in 11 markets with over 275 handsets assessed and available to our customers. Read more about Eco Rating for mobile phones: vodafone.com/eco-rating Responsible consumption Good health and wellbeing In Portugal, we introduced an innovative solution called Hospital@Home. This remote patient-monitoring solution enables healthcare professionals to monitor and clinically evaluate vital patient data, including blood pressure, heart rate, blood glucose and more. Quality education In 2024, 32 new Instant Network Schools were deployed, taking the total number of schools in operation to 118, with over 274,000 students and 4,700 teachers having benefited from the programme. Read more about how Vodafone is providing digital learning through connected education: vodafone.com Gender equality Vodafone Foundation’s Bright Sky app and website is live in 13 countries, connecting nearly one million people affected by domestic violence and abuse to information, advice and support. Read more at: www.vodafone.com/vodafone-foundation Affordable and clean energy In Africa, we enabled the implementation of the first-of-its-kind virtual wheeling solution in South Africa with Eskom. This will help accelerate efforts to solve the country’s energy crisis and contribute to Vodacom’s renewable energy targets. We also delivered a first for Egypt, where the Egyptian Ministry of Electricity and Energy will match the electricity used by the Vodafone Egypt mobile network with electricity added to the grid from renewable sources. Read more about reducing GHG emissions in our operations: vodafone.com/sustainable-business We enable inclusive and sustainable digital societies At Vodafone, we are accelerating connectivity and digitalisation in order to achieve the SDGs by 2030. We have identified two priority SDGs (SDG 9 Build Resilient Infrastructure, promote sustainable industrialisation and foster innovation, and SDG 17 revitalise the global partnership for sustainable development) that will enable us and our partners to find lasting solutions to social, economic and environmental challenges and thereby accelerate the delivery of other SDGs. The SDGs will only be achieved through partnerships, and we continue to pioneer new models of co-operation between business, governments, international organisations and civil society to deliver progress and scale. For example, we were a founding member of the International Telecommunication Union’s Partner2Connect coalition to connect the unconnected. In FY24, our partnership in Ethiopia with Safaricom PLC, Vodacom, Sumitomo Corporation and British International Investment received a major boost with news that the World Bank Group, one of the world’s major development finance institutions has invested in the business. Together with its partners, Safaricom Ethiopia has committed to help meet Ethiopia’s SDGs and improve the agriculture, medical, education, financial and tourism sectors of the country by rolling out, launching and operating 4G and 5G mobile networks across the entire country – including in rural and urban areas. We continue to develop our partnerships to address environmental challenges. For example, our major global partnership with WWF will support our goals to reduce carbon emissions to net zero by 2040 and encourage a more circular economy for mobile phones. 43 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

As an integral part of our purpose, we need to ensure that we are maintaining trust in everything that we do. This section of the Strategic Report covers the elements underpinning our responsible business strategy. On this page, we explain how we embed an understanding of our Code of Conduct throughout the Group and provide our people and suppliers with access to a whistleblowing hotline (‘Speak Up’). This section also summarises our approach to protecting data and people, as well as how we ensure we behave ethically, lawfully and with integrity wherever we operate. Code of Conduct Our Code of Conduct sets out what we expect from every single person working for Vodafone, regardless of location. We also expect our suppliers and business partners to uphold the same standards as set out in our Code of Ethical Purchasing. Click to read our Code of Conduct: vodafone.com/code-of-conduct Our Doing What’s Right (‘DWR’) training and communication programme is key to embedding a shared understanding of the Code of Conduct across Vodafone. Throughout the year, the DWR communication programme promoted different areas of our Code of Conduct, including Speak Up, anti-bribery, privacy, competition law, security, and health and safety. This year, we shared a message reminding everyone about our responsibility to act ethically through a special message featuring our leadership members. Training on our Code of Conduct is included in our standard induction process for new employees. We expect every employee to complete refresher training when assigned, and this is typically every two years. Of those employees assigned induction or refresher DWR training during the period, 93.6% had completed the training as of 31 March 20241 .. To keep the knowledge of our Code of Conduct fresh, we launched assessment tests this year across areas like the Code of Conduct, anti-bribery, health and safety, privacy and security within selected markets. The newly launched refreshers have helped us test and refresh knowledge of key concepts. These tests have received a high Net Promoter Score of 86-93%. Those who did not pass are required to complete learning in the relevant subject area. These assessment tests will also be launched across other markets in FY25. This year our competition law learning module was also upgraded. This course was assigned to select learners who are closest to competition law risks. It had a completion rate of 88% as of 31 March 20241 .. We also strive to make compliance easy for our employees and continue to improve our digital Code of Conduct and global policy portal, the internal platform where employees can find information about our policies and procedures. A programme is underway to streamline our policy environment and optimise the number of policies so that we can effectively address our risk environment. Our digital Code of Conduct and policy sites continue to be accessed widely by users across the Group with over 200,000 visits to the policy portal in the last quarter of FY241 .. Our Code of Conduct is well understood throughout Vodafone. In the April 24 Spirit Beat employee survey, 95% of respondents agreed with the statement ‘Our team lives by the Code of Conduct’. Speak Up Everyone who works for or on behalf of Vodafone has a responsibility to report any behaviour at work that may be unlawful or criminal, or could amount to an abuse of our policies, systems or processes and, therefore, be a breach of our Code of Conduct. Employees are able to raise concerns with a line manager, with a colleague from human resources or through our anonymous confidential third-party hotline, Speak Up, which is accessible in local languages online or by telephone. We have a non-retaliation policy when a genuine concern has been reported. Everyone who raises a concern in good faith is treated fairly, with no negative consequences for their employment with Vodafone, regardless of the outcome of any subsequent investigation. Speak Up reports are confidentially investigated by local specialist teams, with a senior team in place to triage reports. Each grievance is monitored to verify that any corrective action plan or remediation has been conducted. Our Group Risk and Compliance Committee reviews the effectiveness of the Speak Up process and trends once a year, and the Audit and Risk Committee receives an annual update, with additional ad hoc reviews carried out where appropriate. Our employees trust our Speak Up process, as evidenced by our April 24 Spirit Beat survey, with 87% of respondents agreeing that they believe appropriate action would be taken as a result of using the process. We also track the proportion of ‘named’ versus ‘anonymous’ reports as a higher number of named reports suggests higher levels of trust in the Speak Up process. During the year, 52% (FY23: 58%) of reports were ‘named’ and this was higher than available industry benchmarks. This year, 6491 (FY23: 5051 ) separate concerns were reported using Speak Up. These concerns could relate to matters of unlawful behaviour or matters of integrity, such as bribery, fraud, price fixing, a conflict of interest, or a breach of data privacy. Reports could also relate to people issues such as discrimination, bullying or harassment, danger to the health and safety of employees or the public, or potential abuses of human rights. If we decide to proceed with an investigation, a corporate security investigator or member of HR will investigate, keeping the person who raised the concern informed throughout the process. Where reports made to Speak Up require remedial action, this could include consequences at the individual level or changes to internal processes and procedures. Speak Up is owned by the Chief Human Resources Officer and overseen by the Group Risk and Compliance Committee. Speak Up is also made available to our suppliers and is communicated through our Code of Ethical Purchasing. For suppliers that decide to maintain their own grievance mechanisms, we require that they inform us of any grievances raised relating to work done on behalf of Vodafone directly. Speak Up topics raised during the year Topic1 Speak Up reports Requiring remedial action People issues2 77% 36% Integrity 18% 51% Other 3% 41% Health and safety 2% 43% Notes: 1. There were was one report relating to modern slavery concerns reported during the period (FY23: zero reports). 2. Diversity and inclusion topics accounted for 2% of the People issues reported during the year. Maintaining Trust Purpose (continued) Note: 1. Includes our discontinued operations in Italy and Spain. 44 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Privacy risks As data volumes continue to grow and regulatory and customer scrutiny increases, it is important to be clear on the privacy risks we face, as well as how our policies and programmes can mitigate these. We categorise data privacy risk into three main areas: – Collection: collection of personal data without permissions, or excessive collection of data; – Access & use: use of personal data for unauthorised purposes, excessive data retention or poor data quality; and – Sharing: unauthorised disclosure of personal data, including supplier non-compliance with the law or our own policies. To help us identify and manage evolving risks, we constantly evaluate our business strategy, new technologies, products and services, as well as government policies and regulation. Privacy principles Our privacy programme governs how we collect, use and manage our customers’ personal data to ensure we respect the confidentiality of their communications and any choices that they have made regarding the use of their data. Our privacy programme is based on the following principles: accountability; fairness and lawfulness; choice and access; security safeguards; privacy by design; openness and honesty; responsible data management; and balance. Click to read more about our privacy principles and how they guide the way our products are designed and built: vodafone.com/privacy Using customer data We want to enable our customers to get the most out of our products and services. To provide these services, we need to use our customers’ personal information. We aim to protect our customers’ data and only to use it for a stated and specific purpose, and we are always open about what customer data we collect, and why we collect it. Click to read more about uses of customer data: investors.vodafone.com/sasb Each local market publishes a privacy statement to provide clear, transparent and relevant information on how we collect and use personal data, what choices are available regarding its use and how customers can exercise their rights. Our product-specific privacy notices include details relating to a particular product. These statements and notices are available to customers online, in the MyVodafone app and in our retail stores. We provide our customers with access to their data through online and physical channels. These channels can be used to request deletion of data that is no longer necessary, or for correcting outdated or incorrect data, or for data portability. Our customer privacy statements and other customer-facing documents provide comprehensive information on how these rights can be exercised and how to raise complaints or contact the relevant data protection authority. Our frontline retail and customer support staff are trained to respond to customer requests. Our state-of-the-art, multi-channel permission management approach has been deployed across our channels (MyVodafone app, website, call centres and retail stores) since 2018. This approach allows our customers to control how we use their data for marketing and other purposes at any time and the permissions are synchronised across our channels. For example, customers can: – Opt-in for the processing of special categories of data; – Choose what data we collect through the MyVodafone app and how it is used; – Opt-out from marketing across different channels (call, SMS, notifications), or opt-in to the use of their communications metadata for marketing purposes or for receiving third-party marketing messages; and – Opt-out from the use of anonymised network and location data (‘Vodafone Analytics’). Click to read more about our privacy policies: vodafone.com/privacy Operating model We have an experienced team of privacy specialists dedicated to ensuring compliance with data protection laws and our policies in the countries where we operate. We have a clear process for managing privacy risks across the data life cycle and teams from across Vodafone ensure end-to-end coverage. Dedicated security teams are tasked with applying appropriate technical and organisational information security measures to protect personal data against unauthorised access, disclosure, loss or use during transit and at rest. Read more about cyber security on pages 46 to 51 All products, services and processes are subject to privacy impact assessments as part of their development and throughout their life cycle. We maintain personal data processing records, supplier privacy compliance, data breach management and individual rights processes, as well as internal and international data transfer compliance frameworks, and training and awareness programmes. In our supply chain, privacy and security requirements form a key part of our supplier management processes. All suppliers go through a thorough onboarding process to verify their adherence to these requirements, with appropriate data protection measures and continuous monitoring agreed. Our teams monitor and influence regulatory and industry developments and work to build and maintain relationships with local data protection authorities and other key stakeholders. Our privacy control frameworks are subject to continuous risk-based improvements. In addition to introducing updates to our global privacy controls, we also require every employee, and where possible contractors, to complete DWR privacy training within six weeks of joining. In addition, they need to complete refresher courses in line with our annual learning intervention cycle. We also have targeted training for high-risk teams with a key role in personal data processing. With this approach we aim to achieve a 90% completion rate on both types of training for all target groups across our global footprint. In FY24, 94% of assigned employees completed DWR or more specific privacy training. The effectiveness of control implementation is subject to quarterly reporting, and annual evidence-based testing by the privacy teams, as well as internal audit. Control implementation is also reviewed by local market CEOs, the Group Risk and Compliance Committee and the Audit and Risk Committee. Any findings are subject to remedial actions by the responsible control operator, and completion is monitored. Customers Responsible use of data Millions of people communicate and share information over our networks, enabling them to connect, innovate and prosper. Customers trust us with their data and maintaining this trust is critical. Data privacy We believe that everyone has a right to privacy wherever they live in the world, and our commitment to our customers’ privacy goes beyond legal compliance. As a result, our privacy programme applies globally, irrespective of whether there are local data protection or privacy laws. Our privacy management policy is based on the European Union General Data Protection Regulation (‘GDPR’) and this is applied across Vodafone markets both inside and outside the European Economic Area. Our privacy management policy establishes a framework within which local data protection and privacy laws are respected and sets a baseline for those markets where there are no equivalent legal requirements. Click or scan to watch our privacy experts summarise our approach to data privacy: investors.vodafone.com/videos Note: 1. Includes Vodafone Italy and Vodafone Spain. 45 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Purpose (continued) Cyber security Strategy Our cyber security strategy Our vision is a secure connected future for our customers and society. We are motivated by a clear purpose to inspire customer trust and loyalty through providing sustained cyber security, ultimately contributing to a secure society and an inclusive future for all. Our cyber security strategy and operating model support our vision and goals, and form part of our wider Company strategy. Each year we refresh our cyber security strategy and every five years redevelop the cyber security strategy based on changes in the internal and external environment. Our strategy is based on core principles, including: – Act as an enabler for the business; – Be proactive, risk and threat-led, supported by data-driven decisions, automation and digitalisation; – Build and assure security in all products and services; and – Simplify architecture though partnership with key suppliers. To implement these principles, our strategy is delivered through six pillars of change: Control evolution: Maintain and improve our security controls and procedures beyond the existing cyber security baseline with an adaptive and risk-based framework; Secure by design: All products and services have security built in, whether we build them ourselves or buy them from vendors; Dynamic trust: Strong zero-trust security based on dynamic risk-based access that is frictionless for users: for example, multi-factor authentication and moving away from passwords; Real-time data and real-time response: The next generation of our detection and response capability, more automated and based on advanced analytics; Spirit of Vodafone and cyber culture: Engaging our people, nurturing our engineering community and Group-wide cyber security training and simulations; and Security for society: Collaborate widely to encourage standardisation, share intelligence, and engage on regulation. Each year we define and communicate priorities for a three-year period, so all areas of our business are clear on the investment priorities for security. We track progress against these priorities throughout the year. Year ahead The priorities for the coming year include updating and redeveloping our cyber security strategy in line with future technology changes and expected threats. This strategy will position us to manage changes in technology, threats and the external environment. Key priorities for the year include: – Design and development of a new security operations platform; – Further strengthening of identity, access control and authentication; – End-to-end security of our telecommunications networks, transforming how we manage the security of our third parties; and – New adaptive cyber risk methodology. Alongside these priorities, we continue to focus on security control improvement, efficiency and automation, including automation of key risk indicators that provide data driven measurement of our security position. Click or scan to watch our cyber security experts summarise our approach to cyber security: investors.vodafone.com/videos Click to read our cyber security factsheet: investors.vodafone.com/ cyber Governance The General Counsel and Company Secretary, a member of the Executive Committee, oversees the global privacy programme. The Group Privacy Officer, reporting to the General Counsel, is responsible for managing and overseeing the privacy programme on a day-to-day basis across the markets and provides regular status reports to the General Counsel and Company Secretary and an annual update to the Audit and Risk Committee. During the year, the Group Chief Executive conducted regular compliance reviews, to seek to ensure operating companies were adhering to the Group’s policies and procedures. This included oversight of our privacy programme. Whilst each employee is responsible for protecting personal data they are trusted with, accountability for compliance sits with each operating company. A member of the local executive committee oversees the local implementation of our privacy programme. Each operating company also has a dedicated privacy officer, privacy legal counsel and other privacy specialists. Local privacy officers report to the Group Privacy Officer throughout the year. The privacy leadership team approves new standards and guidelines and monitors the implementation of global privacy plans. Operating companies also maintain privacy steering committees that bring together privacy and security teams and senior management from relevant business functions. Privacy incidents We have a strong culture of data privacy and our assurance and monitoring activities are designed to identify potential issues before they materialise. However, during the financial year, excluding Italy and Spain, Vodafone was fined €42,000 (FY23: €65,000) for separate data privacy issues, primarily relating to marketing without consent, human and system errors in data processing, and delayed execution of data subject rights. In response, we have introduced new standards and increased monitoring. Read more about how we respond to a data breach on pages 46 to 51 Vodafone’s approach to responsible artificial intelligence (‘AI’) Vodafone’s AI governance approach demonstrates our desire to engage with AI in an ethical and responsible manner for the benefit of customers, employees, and society. We first released our ethical AI framework in 2019. We have further formalised our governance of AI. The AI Governance Board is a senior steering group that defines strategy and policy for AI and monitors its execution. The board is chaired by the Vodafone Chief Commercial Officer, and is attended by the CEO of Vodafone Business, Chief Technology Officer, Chief HR Officer and Chief Legal Officer. The AI Governance Board is supported by the following functions: the Global AI Data and Analytics function leads the deployment of the AI initiatives. The AI innovation team drives AI innovation. HR is responsible for upskilling our workforce, and the Responsible AI Office ensures compliance and ethical use of AI, together with our Secure and Privacy by Design and External Affairs teams. Case study: De-risking personal data with synthetic data Privacy enhancing technologies (‘PET’s) reduce the risks associated with personal data. PETs are part of Vodafone’s privacy risk management approach. Vodafone has been experimenting with synthetic data recently. Synthetic data is data that is artificially created instead of collected from real-world events, it is produced by algorithms and is used, for example, to replace test data sets of production or operational data, test mathematical models, train machine learning models, or run different analytics use cases. Synthetic data is not personal data, but it maintains the statistical features of the original data. This means it can be used for many use cases without regulatory obstacles. Click to read more about our approach to artificial intelligence vodafone.com/privacy 46 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

New technologies and industry collaboration We adopt new technologies to better serve our customers and gain operational efficiency. For every technology programme, new or existing, we follow our Secure by Design process, evaluating suppliers’ hardware and software, modelling threats and understanding the risks before designing, implementing and testing the necessary security controls and procedures. Mobile networks Every new mobile network generation has brought increased performance and capability, along with new opportunities in security. As we deploy 5G core networks alongside our 5G radio networks, often described as 5G Standalone, we have updated our security standards to implement the latest 5G features in our core networks. We also test security in our radio networks using independent third-party testing companies. OpenRAN is a new way of building and managing radio access network (‘RAN’) components within telecommunication infrastructure. Instead of purchasing all the components from one supplier, we use hardware and software components from multiple vendors and integrate these via open interfaces. Over time, this will create a more competitive landscape for telecommunications equipment. We continue to collaborate with other players in the OpenRAN ecosystem to improve security. This includes adding requirements to the OpenRAN specification, publishing internal security standards, and benchmarking vendors against these. The first OpenRAN sites are now live in the UK, Romania and DRC. Quantum computing We are preparing for a time when quantum computing is available at scale. Through our joint research with IBM, we have developed a risk-based approach to mitigate the risks of existing cryptography, which could be more easily broken by a quantum computer. We are identifying potential quantum vulnerabilities, defining supplier requirements and developing the ability to update our cryptography when new threats emerge. Vodafone also co-chairs the telecommunications industry-wide task force on this issue. Artificial intelligence (‘AI’) We take the responsible use of AI seriously and seek to balance the opportunities and risks associated with AI, and more recently generative AI (‘Gen AI’). Teams from across the business are collaborating under the governance of a global AI governance board which agrees policy, mitigates threats, identifies and selects use cases for implementation. Read more about AI governance on page 46 We are experimenting with public and private Large Language Models (‘LLMs’) to support a range of potential business cases. To date, two private versions of models have been reviewed and approved though our Secure by Design process. To reduce the risks of misuse, we limit access to specific public LLMs. We have developed an awareness programme and updated our guidance and policies to make it clear to our employees what data must not be shared in a public AI model. We have defined requirements for internal LLM application development including risk assessment, designing for transparency, lack of bias and providing the right degree of human oversight of results. If the AI model could have a high impact on people, we require a human to have input on the final decision. We are also investigating the use of AI to augment our cyber security processes. The first proof of concept is a cyber security chatbot which can answer employee questions on cyber policies and standards. We are also part of cross-industry forums which collaborate on telcommunication-specific AI use cases, including threat detection, investigation and response. Industry collaboration We actively engage with stakeholders across industry, with regulators, standard-setting bodies and governments. Collaboration is vital to respond to threats, protect our organisation and workforce, and build safe online and digital spaces for customers and society. We use our expertise and experience to engage with a wide range of organisations to help improve the understanding of cyber security thinking and practice, and contribute to public policy, technical standards, information sharing, risk assessment, and governance. For example, we have engaged in cross-industry collaboration through the European Round Table, where we chair the CISO committee. We have an appointed member on the National Cyber Advisory Board in the UK. We also collaborate with other telecommunication companies, and actively engage in security standards working groups such as ENISA 5G Cyber Security Certification, O-RAN Alliance Security Focus Group and GSMA Fraud and Security Group. Risk management Identification of vulnerabilities and risks Cyber attacks are part of the technology landscape today and will be in the future. All organisations, governments and people will be subject to cyber attacks and some will be successful, leading to security incidents. The telecommunications industry is faced with a unique set of risks as we provide connectivity services and handle private communication data. As a result, cyber security is one of Vodafone’s principal risks. A successful cyber attack could cause serious harm to the Company or its customers, including unavailability of services or a data breach leading to disclosure or misuse of customer personal data. The consequences could include, but are not limited to, exposure to contractual liability, litigation, regulatory action, or damage to the company’s reputation and brand and loss of market share. In the worst case, the cyber security incident could cause material financial impact to the Company. There is increasing regulatory focus on cyber security and requirements for telecommunications providers to improve their cyber security practices. The Company is subject to GDPR and equivalent legislation in many countries in which it operates. In addition, there are cyber focused local laws and regulations, for example in the UK with the Telecoms Security Act. A cyber incident may therefore lead to regulatory fines and other enforcement activities if deemed to be due to inadequate security. Measures to meet these laws and regulations will also result in increased compliance costs. We dedicate significant resources to reducing cyber security risks, however due to the nature of the threats, we cannot provide absolute security and some cyber security incidents will occur. Risk and threat management are fundamental to maintaining the security of our services across every aspect of our business. We separate cyber security risk into three main areas of risk: – External: A wide variety of attackers, including criminals and state-backed groups, target our networks, systems and people using a range of techniques and procedures. They seek to gain unauthorised access to steal or manipulate data or disrupt our services. Geopolitical factors also increase the threat of an external attack; – Insider: Our employees may accidentally leak information or maliciously misuse their privileges to steal confidential data or to cause disruption; and – Supply chain: We only have indirect control over the cyber security of third-party service providers, limiting our ability to defend against cyber threats to these third parties. Such attacks, if successful, could cause services to be unavailable or enable a data breach to occur. To help us identify and manage emerging and evolving risks, we constantly evaluate and challenge our business strategy, new technologies, government policies and regulation, and cyber threats. 47 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

We conduct regular reviews of the most significant security risks affecting our business and develop strategies and policies to detect, prevent and respond to them. Our cyber security strategy focuses on minimising the risk of cyber incidents that affect our networks and services. When incidents do occur, we identify the root causes and use them to improve our controls and procedures. Cyber security risk is aligned with Vodafone’s enterprise risk framework. Each principal risk owner is responsible to produce a formal Line of Sight document twice a year that describes the risk, the Company’s risk tolerance, current position, control position and actions to move to tolerance if required. Second and third line assurance supporting the report is also included in the Line of Sight document. Risk and control approach The global Cyber and Information Security policy applies to all Vodafone-controlled entities. Each security domain has a more detailed supporting policy document with detailed control objectives. The policies are underpinned by security standards which provide relevant technical specifications. Control framework Security controls and procedures define the requirements which allow our policies to be met. These controls and procedures are designed to prevent, detect or respond to threats. Most risks and threats are prevented from occurring and we expect most will be detected before they cause harm and need a response. We have defined a common global control framework called the Cyber Security Baseline (‘CSB’) and adoption is mandatory across the entire Group. We based the CSB on the ISO 27001 international standard, mapping those controls to our cyber risks to identify the most impactful. Our original baseline included 48 key controls, this has grown to 56 as we have reviewed and identified new controls to counter new cyber threats. All controls in the baseline need to be effective in all entities. We define effectiveness based on the depth of the control implementation and coverage of the relevant assets. We understand that cyber security controls need to be continuously evolved and enhanced to mitigate risks and threats. Each year we set new annual targets, and progress against the targets is monitored and reported to the senior leadership team in each market and the technology leadership team quarterly. We update our priorities with changes, including any necessary new controls and procedures. In addition to this top-down process of risk identification and mitigation, we identify individual cyber risks at the product or system level, for example through our Secure by Design process, operational activities, scanning and monitoring, or through an incident. Risks are evaluated on a common impact and likelihood scale, mitigating actions are agreed and captured in a risk register. Any high risks identified through these processes require senior management oversight and agreement of mitigating actions. Adaptive risk and control methodology A risk and control methodology is important to drive action in any company. We are launching a new global methodology for cyber security risk management, which was developed with the assistance of a major consulting firms. During FY25 we will retire the CSB and replace it with the new methodology. This methodology has a greater focus on risk and threats but retains the structured control framework and common targets of CSB. Controls are vital to reduce risk and initially we will continue to use the same control set under the new methodology. To adapt to the changing threat landscape, the new methodology introduces threat and risk scenarios. The threats and specific attack techniques are mapped to the controls that most significantly reduce risk, allowing gaps to be highlighted. The control framework will continue to evolve based on technology changes, our strategic and business priorities, and changing regulation. Over the next three years, we intend to automate the capture and reporting of key risk indicator data from source systems. This will reduce manual effort, be more accurate and provide stronger assurance of effectiveness. Further, to better quantify residual risk, we have also created a risk quantification model based on threats, control effectiveness and incident data. This will be tested and launched during FY25. Assurance A dedicated technology assurance team review and validate the effectiveness of our cyber security controls and procedures, and our control environment is subject to regular internal audit. We test the security of our mobile networks every year using a specialist testing company, they also benchmark our security against other telecommunications operators. This provides assurance that we are maintaining the highest standards and our telecommunications controls are operating effectively. We have also appointed external specialists to perform testing on our security controls (‘red teaming’) to uncover any areas for improvement. We maintain externally audited information security certifications, including ISO 27001, which cover our global technology function and 11 local markets. In addition, our markets comply with national information security requirements where applicable. All systems going live and those undergoing change are independently penetration tested. An internal team performs some testing, and we engage third party testers where appropriate. Across Vodafone, we complete over 1,0001 penetration tests every year. We also perform adversary testing exercises using independent third parties. Supply chain As well as monitoring control effectiveness within Vodafone, we oversee the cyber security of our suppliers and third parties. Controls and procedures are embedded in the supplier lifecycle to set requirements, assess the risk and monitor each supplier’s security performance. Atsupplier onboarding, minimum security requirements are written into contracts, andwe determine the inherent risk of the supplier based on the service they are providing. We then assess their controls and procedures using a questionnaire to understand the residual risk, which informs the frequency of review from annual to every three years. We follow up on open actions and ensure any security incidents are tracked and managed. Regulatory landscape We expect a continued increase in security regulation over the next few years as governments respond to the heightened cyber threat landscape, recognising that telecommunications operators provide critical national infrastructure. We engage directly with governments and industry partners to promote proportionate, risk-based and cost-effective solutions to security threats. We look to establish shared approaches to reinforce standardisation and regulatory frameworks that apply equally to all market participants. In the UK, we are implementing the provisions of the Telecommunications Security Act which sets enhanced security requirements for UK network operators and their suppliers. In Europe, individual member states have their own current or pending legislation, which incorporate EU-wide standards such as the 5G Security toolbox and the Network and Information Security 2 Directive. We continue to monitor the forthcoming EU Cyber Resilience Act which aims to ensure that all digital products and services fulfil the same security requirements. The US Securities and Exchange Commission (‘SEC’) introduced new cyber security incident disclosure and periodic reporting requirements in December 2023. We have updated our incident management process to include the relevant disclosure steps should a material incident occur; this is described in the Cyber Operations and Incidents section. Where applicable we have expanded these cyber security disclosures in response to the new reporting requirements. Operating model Our approach to cyber security We have implemented a globally consistent cyber security operating model that is based on the leading industry security standards published by the US National Institute of Standards and Technology (‘NIST’). The model is designed to reduce risk by constantly identifying threats, protecting, defending and improving our security. We operate cyber capabilities with an in-house international team of over 9001 employees. Purpose (continued) Note: 1. Includes Vodafone Italy and Vodafone Spain. 48 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

We augment our internal capabilities where necessary with third-party specialist technical expertise, such as digital forensics, red teaming and penetration testing. We use specialist resources to perform testing of our telecommunications networks. We also use qualified external resources to help during the implementation of change and improvement projects. Our scale means we benefit from global collaboration, technology sharing and deep expertise, and ultimately have greater visibility of emerging threats. An example would be our global security operations centre which takes inputs and telemetry from all the markets where we operate. Cyber security function Team Responsibilities Governance, Risk and Control: – Cyber risk framework and management across the Group. – Define and track adoption of controls and procedures, and measure effectiveness. – Identify and reduce supplier cyber risk Strategy and Secure by Design: – Define cyber strategy aligned to technology and Company strategies. – Products, services and internal systems are secure by design. Cyber Prevent: – Engineer, deliver and operate global security platforms, driving continuous improvement Cyber Defence: – Perform threat intelligence & security testing. Detect events and attacks through 24/7 monitoring. – Respond to events and incidents to minimise the impact to business and customers. Local Market Teams: – Responsible for managing and embedding cyber security in our local markets, including meeting local cyber regulatory and compliance requirements. Our approach to cyber security is summarised in the following diagram and the accompanying video linked below. In the video, cyber security experts from across teams in the cyber security function explain our approach across the lifecycle: identify, protect, detect, respond, recover and govern. Scan or click to watch our cyber security experts summarise our approach to cyber security: investors.vodafone.com/videos The Chief Technology Officer has been at Vodafone since 2009. During that time he has held positions in Vodafone Business Product Management and Technology, has been UK CTO and since 2021 the Chief Digital & Information Officer leading an integrated Europe-wide technology team. Within the cyber security organisation, led by the CTAS Director, we have heads of global cyber security functions, local markets and regional cyber security leaders. This global leadership team is responsible for directing, managing and reducing cyber risk across Vodafone. Market and regional cyber security leaders are also part of their local management teams, with a dotted matrix reporting line to local chief information officers. The CTAS Director has led cyber security in Vodafone since 2015. Prior to joining Vodafone, the CTAS Director was chief security officer at a large UK bank, after previously holding security and technology audit leadership roles in financial services and the UK postal service. The CTAS Director is an independent advisor for a large UK retail company, a member of the UK Cabinet Office National Cyber Advisory Board and holds several other industry advisory and committee roles. Our broader cyber leadership team has significant cyber security and technology risk experience across business sectors including telecommunications, financial services and professional services. The cyber security leadership team reviews detailed metrics monthly covering security controls status, updates about the threat landscape, and specific key risk indicators (‘KRIs’) for our most important controls. Examples of KRIs include results of independent network testing by third parties, vulnerability management, patching, hardening and endpoint security status, and incident metrics. Internal reporting provides a detailed view of progress and risk reduction. If markets are consistently not achieving targets, they are expected to have plans in place to recover. Quarterly summary management reporting is provided to the technology leadership team and Executive Committee. This is supplemented by monthly control status reports which track targets and are discussed in regular meetings with local market leadership teams. The top level Cyber and Information Security policy is approved annually by the CTO. To provide functional governance, we have a quarterly Cyber Risk Council meeting, chaired by the Head of Cyber Governance Risk and Control, and attended by the CTAS Director, the CTAS leadership team and cyber security leaders from each market. The meeting reviews and approves detailed cyber policies and standards, monitors cyber risk and threat, and oversees key strategic programmes. Cyber security risk is also reported to and monitored by more senior committees including the Technology and Audit and Risk Committee, chaired by Internal Audit and the Vodafone Group Risk and Compliance committee, chaired by the Chief Financial Officer (‘CFO’). The CTAS Director attends both of those committees to provide updates as required. Board The Board Audit and Risk Committee (‘ARC’) is the responsible committee for the oversight of risks from cyber security threats. The Committee receives updates from Internal Audit throughout the year. The Line of Sight report documents the risk tolerance, risk position and mitigating actions for each principal risk of the company, including cyber threat. This is presented and reviewed annually. In addition, the Committee reviews cyber risk based on a paper and presentation from the CTO and CTAS Director. The report collates the data that covers all local markets’ security status. The paper also typically includes threat landscape, incidents, security position, residual risk, strategy and programme progress across the Company. The most recent update was provided in March 2024. The Chair of the Board’s Audit and Risk Committee is the Senior Independent Director of the Board. A former CEO at a UK financial services company, he has significant experience of overseeing technology and cyber issues. Cyber Security, Technology Assurance and Strategy Director Local Markets Germany Africa UK Other Europe Central Functions Strategy & Secure by Design Cyber Prevent Cyber Defence Second Line of Defence Cyber Governance, Risk & Control Technology Assurance Chief Technology Officer Governance Management The Chief Technology Officer (‘CTO’) and Chief Network Officer are the Executive Committee members accountable for managing the risks associated with cyber threats and information security. The Cyber Security, Technology Assurance and Technology Strategy (‘CTAS’) Director is responsible for managing and overseeing cyber security across Vodafone and reports to the Chief Technology Officer. 49 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Purpose (continued) During the year, the Board formed a Technology Committee which assists the Board by overseeing how technology underpins company strategy. Cyber security was discussed in the first meeting of the Committee, covering the changing business, technology and cyber threat landscape. The Cyber Code The Vodafone Cyber Code has been designed to simplify and explain basic security controls and procedures to all employees. The Cyber Code is embedded in our Code of Conduct and is the cornerstone of how we expect all employees to behave when it comes to best practice in cyber security. It consists of seven areas where employees must follow good security practice. Click to read more about Vodafone’s Cyber Code in our Code of Conduct: vodafone.com/code-of-conduct Threats and incidents Threat landscape and intelligence An important part of our operating model is to gather intelligence and insights about threats. The cyber threat landscape continues to be volatile across all sectors, with wide-ranging threat actors. Our cyber security team use industry and external analysis to help shape our controls and procedures, and drive actions. When specific vendor or new high impact vulnerabilities are reported, we drive global remediation across Vodafone. Geopolitical instability, conflict and tensions often lead to an increase in cyber threats from state-backed and criminal threat actors. This can lead to disruption, data theft and integrity compromise. Cross-industry and government collaboration is vital. Ransomware and data extortion attacks are common to companies of all sizes. The threat is increasing. Based on public reporting, some companies are paying ransoms, aggravating the threat. Attackers are increasingly trying to log in, rather than hack in. As such, social engineering methods are a common means for attackers to gain access. Emerging technologies such as AI will enhance techniques such as voice phishing and deep fakes. Harvested credentials continue to be sought and shared by threat actors. Attackers can target executives following media announcements and public reporting. The speed of vulnerability exploitation is very fast, with a trend for targeting internet-facing software. In 2023, the European Commission highlighted the number of supply chain attacks in Europe has tripled. Supplier attacks against all sectors are likely to increase in the coming year. We anticipate threats will continue from existing sources, as well as evolving in new technology areas such as AI and quantum computing. Cyber operations and incidents As a global connectivity provider, we see a range of cyber threats. We use our layers of controls to identify, block and mitigate threats and reduce business or customer impact. Our global security operations capability handles trillions of events and logs from sensors across our footprint, detecting potential threats and events. Low severity issues are dealt with quickly, for example by malware containment or isolating an individual device. More significant events are triaged to our 24/7 incident management and response team. We operate a single global team and capability. Where a security incident occurs, we have a consistent incident management framework to manage our response and recovery. The focus of our incident responders is always fast risk mitigation and customer security. In the event of a cyber breach, disclosure is made to the relevant authorities in line with local and global regulations and laws and a risk assessment considering the impact on customers. This may include law enforcement as well as regulators. The European Union’s GDPR provides a framework for notifying customers in the event there is a loss of customer data because of a data breach, and this framework is a baseline across all our markets. Our data privacy officers are a key part of the response where incidents impact personal data. We will also notify the SEC if an incident is deemed material. Click or scan to watch the Chair of the Technology Committee talk more about his role Read more about the Audit and Risk Committee’s oversight of cyber security on pages 89 to 94 Culture, training and awareness Training and awareness Our cyber security awareness approach is to educate our employees to protect themselves and our customers from cyber threats. Cyber security training is mandatory as part of our Doing What’s Right programme. The training module is designed by the cyber security team to inform employees of key threats and how to avoid them. The cyber leadership team are actively involved in shaping the approach and in specific employee communication. The corporate security function lead on all employee security training and they deliver the programme and materials. Mandatory training runs every other year with a short refresher and knowledge check in the intermediate year. If the knowledge check is failed, the employees are required to retake the full cyber security training module. During the year we launched a training manual for contractors, so they also receive the same level of awareness. Training on cyber security is also included in our induction process for new employees. We track completion rates to ensure every employee completes mandatory training when assigned. Read more about our approach to mandatory Doing What’s Right training on page 44 Cyber security training is reinforced by regular digital communications delivered via our internal social media platform, through videos and webinars. We respond to threats with specific targeted advice, such as the use of multi-factor authentication and reminders to not share credentials. We perform phishing simulations across all markets and functions to raise awareness and train employees. We target at least two exercises per market or function per year. We also run multi-market simulations to allow us to compare responses consistently – in the most recent exercise we sent over 100,0001 emails to nine1 European markets and Group functions. Those who click on the link in the phishing message or share their credentials receive immediate training. We are now rolling out this multi-market approach to our African markets. We also provided focused training for our Executive Committee. This year, we covered social engineering threats, use of social media, travel to high-risk countries, using devices securely and how to share confidential information safely. The training materials were cascaded to their teams by ExCo members. We have continued to undertake incident simulations for local executive committees, most recently for Greece. The simulations provide CEOs and their teams a realistic and tailored experience of managing a cyber incident and exercising their responsibilities in accordance with our common approach. Growing our skills We enable employees in our cyber teams to maintain and grow their skills to better protect our customers. Our company learning platform hosts cyber training on technical topics, platforms and frameworks. Employees can study towards recognised information security and cyber certifications aligned to their learning plans. Since 2020 we have organised twice yearly cyber connect events for our entire global cyber security team. The events include a recap of our strategy and achievements, messages from senior leadership, external industry speakers, collaborative breakout groups and technical track sessions to learn about cyber topics and best practice. We use technology to enable a hybrid experience with some attending in offices and some remote. Note: 1. Includes Vodafone Italy and Vodafone Spain. 50 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

We classify security incidents on a scale according to severity, measured by potential business and customer impact. The highest severity category of event is called Severity 0 down to the lowest Severity 4. Severity 0 corresponds to a significant data breach or loss of service caused by the incident. If a Severity 0 incident occurs, we notify the Executive Committee, the Board and external auditors and provide regular updates. A crisis group is formed composed of relevant senior management who oversee the response. SEC requirements have been incorporated into our incident management process. In the event of a Severity 0 incident, the Disclosure Committee (composed of the CFO and General Counsel) would decide if a UK market disclosure is necessary for materiality reasons, that would also trigger disclosure to the SEC. In the past two financial years, no incidents have been Severity 0. In FY22 we experienced one Severity 0 in Vodafone Portugal in February 2022 and in FY21 we experienced one Severity 0 incident at Italy Ho. Mobile in December 2020. Details of these two previous disclosures are in our FY23 Cyber Security Factsheet. These incidents did not have a material impact on the Company’s business strategy, results of operations or financial condition. Whilst overall incident volumes have remained stable, a higher proportion of these are at suppliers and third parties. In FY24, 55% of severity 1 and 2 incidents were related to our suppliers and third parties (FY23; 47%). We contractually require our suppliers to report incidents and we track and manage the incidents using the same framework as we do for internal events. In two cases in this financial year, our team helped a supplier recover services after a ransomware attack. Neither of these incidents were material to Vodafone’s business strategy, results of operations or financial condition. When incidents are closed, we complete a post-incident review to learn the lessons from the incident, including the root cause and any improvements needed. Cyber insurance is an important part of our risk management and mitigation approach. Vodafone holds cyber liability insurance alongside business interruption and professional indemnity policies. Should a serious cyber event occur, we could recover the costs in whole or in part through these policies. Click to read more about how we manage risks from technology disruptions in our SASB disclosure:investors.vodafone.com/sasb Society Protecting people Wherever we operate, we have an opportunity to contribute to the advancement of fundamental rights for our customers, colleagues and communities. We are also conscious of the risks associated with our operations, and we work hard to mitigate negative impacts, ensuring we keep people safe. Mobiles, masts and health The health and safety of our customers and the wider public has always been, and continues to be, a priority for us. Our masts fully comply with national regulations, which are typically based on, or go beyond, international guidelines set by the independent scientific body, the International Commission for Non-Ionizing Radiation Protection (‘ICNIRP’). There has been scientific research on mobile frequencies for decades, including those used by 5G. If exposure is within national regulations, the scientific consensus is that there is no adverse impact on health. We continually monitor and evaluate our mobile networks to make sure we meet all regulations. In addition, all the products we sell are rigorously evaluated to ensure they comply with international safety guidelines. As well as complying with national regulations, markets that have rolled out 5G apply the Smart PowerLock (‘SPL’) feature. This technology, designed for use with the adaptive antennas used for 5G, continuously monitors the transmitted radio frequency power of the antenna to ensure it is always below a threshold when averaged over a predefined time window. This takes into account compliance with electromagnetic field (‘EMF’) regulations under all possible operating conditions for 5G sites. This is now one of many software features that are routinely active on 5G sites. SPL also includes statistics that can be used to build evidence of compliance over several weeks for a given site if needed by regulators. National regulators have accepted the feature as effective. Science monitoring Scientific reviews have made a vital contribution to establishing industry guidelines and standards. We follow the results of these independent expert reviews to understand developments in scientific research related to mobile devices, base stations and health. We continue to fund research into mobile devices, base stations and health through funding bodies such as national governments to ensure that the research remains independent of industry influence, including our own. We also respond to requests from bodies conducting research by providing technical advice and information on the use of mobile devices. This helps to ensure scientists have access to the best-quality information available. Harmonisation with international science-based guidelines Following the publication in 2020 of updated international guidelines on electromagnetic frequencies, we have supported and promoted the transition from the previous guidelines from 1998 to this more up-to-date and appropriate set. In EU Member States, the EMF regulations are set nationally with most being aligned with the ICNIRP guidelines. In the last year, in the city of Brussels, conditions have been changed to allow for the rollout of 5G services. Click to read more about ICNIRP 2020: icnirp.org Operating model We have robust governance mechanisms in place and conduct regular compliance assessments to ensure that our products meet the standards set by the Group policy and national regulations. The Group EMF leadership team meets through the year and reports to the Executive Committee and the Board. We conduct network measurements and calculations of EMF exposure from network masts and review the test reports we receive on EMF testing on devices. Human rights We want to make sure that we have a positive impact on people and society, which includes respecting human rights in all our operations. We are a long-standing member of the UN Global Compact and our approach is guided by the United Nations Guiding Principles on Business and Human Rights (UNGPs). Click to read more about our human rights approach: vodafone.com/human-rights Our Human Rights Policy Statement details how we do this and is backed up by our internal Human Rights Policy, which sets out how our people must ensure we respect human rights, including steps to take through our other aligned policies, such as those covering artificial intelligence, ethical purchasing, responsible minerals, health and safety, human resources, privacy, business resilience and law enforcement assistance. Click to read our Human Rights Policy Statement: vodafone.com/human-rights-policy-statement 51 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Purpose (continued) Human rights risks As a global telecommunications operator, we connect people. This means that globally our most significant human rights risks relate to our customers’ rights to privacy, concerning their data that we safeguard, and freedom of expression, in terms of their ability to receive, seek and share information, through the connections we provide. Local laws and regulations can mandate that telecommunications operators must assist governments, and we must comply with lawful government requests as part of our operating licences. This might include the disclosure of customer information or limiting access to digital networks and services. However, our internal law enforcement assistance policy guides us on how to do this in a rights-respecting way, and our transparency reporting provides data on certain requests we receive. Click to read more about how we handle law enforcement demands: vodafone.com/handling-law-enforcement-demands The risks to people working throughout our supply chain are another area of focus for us. We manage these risks through our responsible supply chain programme, which assesses our suppliers for indicators such as forced labour and other risks to human rights, such as health and safety. As members of the Joint Alliance for CSR (‘JAC’), we benefit from JAC-led on-site supplier audits and sharing of best practices with other telecommunications operators to enhance our supply chain management. We believe in supporting the responsible sourcing of minerals globally. Although we do not source minerals ourselves, we follow the best practice of the OECD Due Diligence Guidance to understand whether our manufactured products include minerals that have been sourced from smelters taking a responsible approach to sourcing. Our human rights programme also addresses a broader range of human rights risks, such as those relating to the design and deployment of artificial intelligence, children’s rights, data ethics and risks we may become connected with through our broader value chain, such as enterprise customers or partner markets. Our approach We conduct due diligence in line with our internal policies to proactively identify and address potential negative human rights impacts. Due diligence comes in various forms and at different moments in our operations: it may be an independent human rights risk assessment for a new market entry, the ongoing assessments we do when considering new partner markets, roaming partnerships, the deployment of artificial intelligence or the development of new products and services. We follow up assessments of actual or potential material negative human rights impacts with what we consider to be appropriate mitigating actions, such as contractual commitments to respect human rights in our partner market agreements and in our enterprise customer contracts. We maintain a grievance mechanism ‘Speak Up’ accessible to all individuals in our workforce or supply chain, providing a platform to raise concerns about human rights issues. strong support for a culture of respect for human rights while identifying actionable improvements, such as consolidating and simplifying our policy architecture and accountability structure and building and empowering our Human Rights Champions network. In FY24, we have updated our Human Rights policy and relaunched our Human Rights Champions network. In FY25, we will conduct a review of our Human Rights Advisory Group’s terms of reference and membership structure with the aim to report on our progress. Collaboration We play our part in developing the global understanding of what businesses should do to respect human rights. We were placed second in the Ranking Digital Rights 2022 Telco Giants Scorecard, maintaining our position from the 2020 Index. We are a member of initiatives such as the GSMA Mobile Alliance to combat Digital Child Sexual Exploitation and the United Nations B-Tech Project, which convenes business, civil society and government to advance implementation of the UN Guiding Principles in the tech sector. This year, as part of the Human Rights 75 Initiative, we joined with other B-Tech Community of Practice members to make a public pledge to continue engaging with other companies to share experiences of implementing our respect for human rights commitments. Responsible supply chain We spend approximately €19 billion a year with 8,000 direct suppliers around the world1 to meet our businesses’ and customers’ needs across network infrastructure, IT and services related to fixed lines, mobile masts and data centres that run our networks. The majority of our external spend is managed by our Vodafone Procurement Company (‘VPC’) based in Luxembourg, and our shared services organisation (‘_VOIS’) based in Ahmedabad, India. A large area of spend is on the products we sell to our customers, including mobile phones, smartwatches, tablets, SIM cards, broadband routers, TV set-top boxes and Internet of Things devices. This centralised approach helps to ensure that we maintain a consistent approach to supplier management across Vodafone, from onboarding and vetting a supplier to raising orders and paying for delivered goods and services. Supply chain risks We work with other operators collaboratively on supply chain risks within the Joint Alliance for CSR (‘JAC’). We currently chair the association of telecommunications operators established to improve ethical, labour and environmental standards in the technology supply chain. We are engaged in workstreams to make progress towards reducing Scope 3 GHG emissions. JAC reports on progress with respect to third-party factory audits of common suppliers carried out on behalf of all its members in its own reporting. Please refer to their website for details. Click to read more about the Joint Alliance for CSR: jac-initiative.com Policy This year we updated our Code of Ethical Purchasing which every supplier that works for Vodafone is required to comply with. These commitments extend down through the supply chain so that a supplier with which we have a direct contractual relationship (Tier 1 supplier) in turn is required to ensure compliance across its own direct supply chain (Tier 2 supplier from Vodafone’s perspective) and beyond. The Code of Ethical Purchasing is based on international standards, including the Universal Declaration of Human Rights and the International Labour Organization’s Fundamental Conventions on Labour Standards. It stipulates the social, ethical and environmental standards that we expect, including in areas such as child and forced labour, health and safety, working hours, discrimination and disciplinary processes. Click to read our Code of Ethical Purchasing: vodafone.com/code-of-ethical-purchasing Click or scan to watch a video summarising our human rights approach: investors.vodafone.com/videos Click to read more about our Conflict Minerals Reports and Statement: vodafone.com/ responsibleminerals Governance The Chief External and Corporate Affairs Officer oversees our human rights programme and is a member of the Executive Committee. The Human Rights Manager, working closely with the Vodacom Group Human Rights Principal Specialist, manages our programme, and is supported by a cross-functional internal Human Rights Advisory Group, comprising senior managers responsible for privacy, security, responsible sourcing and diversity and inclusion, amongst others. We report regularly on our progress to the Purpose and Reputation Steering Committee, which assists the Executive Committee in fulfilling duties with regard to our purpose, reputation management and policy. This year, we concluded a review of our human rights impacts, governance and controls, which recognised Vodafone’s 52 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Our approach When new suppliers tender for work, they are asked to demonstrate compliance to policies and procedures that support safe working, diversity in the workplace, and to address carbon reduction, renewable energy, plastic reduction, circular economy and product life cycle which account for up to 20% of the overall evaluation criteria. Commitments made by our suppliers are assessed against our own purpose strategy with respect to diversity and inclusion (5%), the environment (5%) and health and safety (10%) in categories where there is a safety risk. We have included purpose criteria in all tenders since FY22. We continue to assess risk during our onboarding process by using a Supplier Assurance Risk Management (SARM) system for new suppliers in critical-to-business areas. The system uses logic to qualify suppliers in high risk areas that are material to our business, namely cyber security, data privacy, corporate security, environment, antibribery, responsible sourcing, health and safety and payment card industry. Any identified risks require an independent policy expert to approve suppliers before they are onboarded and if necessary to establish a mitigation plan. Our requirements are backed up by risk assessments, audits and operational improvement processes. To date, we have improved the supplier qualification process across 19 countries and entities using a risk-based assessment that reviews compliance of any new suppliers before being onboarded to Vodafone. We will continue the rollout across local markets throughout the course of FY25 provided Workers’ Council approval is available. We report on our approach to preventing modern slavery and human trafficking in our business and supply chain in our Modern Slavery Statement. Click to read our Modern Slavery Statement: vodafone.com/modern-slavery-statement Governance The Chief Financial Officer (‘CFO’) oversees our supply chain and is a member of the Executive Committee and Board. Reporting to the CFO, the Chief Executive Officer of the VPC is responsible for the implementation of our Code of Ethical Purchasing. Progress is reported regularly to the VPC Board. Procurement is a highly centralised function within the business, with the majority of our external spend managed by the VPC. This enables us to maintain a consistent approach to supplier management and makes it easier to monitor and improve supplier performance across our markets. Business integrity We aim to ensure that our business operates ethically, lawfully and with integrity wherever we operate as this is critical to our long-term success. Tax and economic contribution As a major investor, taxpayer and employer, we make a significant contribution to the economies of the countries where we operate. In addition to direct and indirect taxation, our financial contributions to governments also include other areas such as radio spectrum fees and spectrum auction proceeds. Tax transparency Our tax report sets out our total contribution to public finances on a cash-paid basis for both 2022 and 2023. In 2023, we contributed, directly and indirectly, €9.3 billion (€12.1 billion including Italy and Spain) to public finances worldwide, compared with €8.2 billion (€9.9 billion including Italy and Spain) in 2022. The year-on-year increase was due to €0.4 billion corporate income tax payments across Europe, as well as €0.3 billion indirect taxes and €0.3 billion other telecommunications specific economic contributions, such as payments for the right use spectrum. In 2023, we paid over €2.6 billion in direct taxes, nearly €1.3 billion via telecommunications specific economic contributions, and collected nearly €5.4 billion in corporate income taxes for governments around the world. Maintaining trust in the creation and execution of our tax strategy, policies and practices is absolutely core to our approach to tax, as is our focus on transparency. We disclose our financial contributions to governments at a country level, as we believe this is an important way to demonstrate that it is possible to achieve an effective balance between a company’s responsibilities to society as a whole, through the payment of taxes and other government revenue-raising mechanisms, and its obligations to shareholders including that they understand our approach to taxation, policies and principles. The information we share aims to help our stakeholders understand our approach, policies, and principles. We share our views on key topics of relevance, including the latest on the taxation of the digital economy, as well as by publishing our OECD country-by-country disclosure, as submitted to the UK’s tax authority, HMRC. In addition, we also publish how our disclosures compare to the B Team tax principles and the requirements of the Global Reporting Initiative. Our tax report for 2024 will be published by the end of the financial year, following the submission of our tax returns and payment of all applicable taxes. Click or scan to watch a summary of our approach to taxation: investors.vodafone.com/videos Click to read more about our tax and economic contribution to public finances: vodafone.com/tax Anti-bribery, corruption and fraud At Vodafone, we support and foster a culture of zero tolerance towards bribery, corruption or fraud in all our activities. Our anti-bribery policy Our policy on this issue is summarised in our Code of Conduct and states that employees or others working on our behalf must never offer or accept any kind of bribe. Our anti-bribery policy is consistent with the UK Bribery Act and the US Foreign Corrupt Practices Act and provides guidance about what constitutes a bribe, and prohibits giving or receiving any excessive or improper gifts and hospitality. Any policy breaches can lead to dismissal or termination of contract. Click to read our Code of Conduct: vodafone.com/code-of-conduct Click to read more about our approach to Anti-bribery and corruption: vodafone.com/sustainable-business/operating-responsibly Facilitation payments are strictly prohibited, and our employees are provided with training and guidance on how to respond to demands for facilitation payments. The only exception is when an employee’s personal safety is at risk. In such circumstances, when a payment under duress is made, the incident must be reported as soon as possible afterwards. We regularly monitor our anti-bribery programme to ensure it is implemented through conducting periodic monitoring activities, risk assessment, policy compliance reviews and internal audits. To support our approach, we are also a member of Transparency International UK’s Business Integrity Forum. Note: 1. Includes suppliers to our discontinued operations in Italy and Spain. 53 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Assurance Implementation of the anti-bribery policy is monitored regularly in all local markets as part of the annual Group assurance process, which reviews key anti-bribery controls. During FY24 we completed an on-site policy compliance review in Czech Republic. Further to this, in the DRC, Egypt, Greece, Tanzania, Turkey and Vodafone Group Services, selected key controls were evaluated to ensure their effective implementation. The annual assurance paper submitted to the Group Risk and Compliance Committee documents the key outcomes of these assurance activities and outlines the actions for the programme in the coming year. The results show that the anti-bribery programme has been well implemented and that the markets have strong controls in place to mitigate bribery risks. Some improvement areas were identified in third-party risk management, which remains a key focus area. Appropriate enhancement measures have been put in place. Fraud Fraud is a growing threat globally, impacting our customers, reputation, and financial performance. The Executive Committee and the Audit and Risk Committee have recognised this through significant focus on the oversight of management capability development to mitigate the risk of fraud and protect our customers and employees. Vodafone delivers fraud management through a global organisation and operating model, utilising a combination of global (Fraud Centre of Excellence), central (_VOIS) and local (dedicated fraud team in each local market and for Group entities) resource. This blend of resources allows us to provide timely, effective, localised responses to any incidences of fraud, whilst also ensuring that any intelligence and best practice that may benefit the wider organisation is curated and shared. We continuously evolve our fraud technology and ways of working, adapting to the tactics used by fraudsters, and also aligning with key partner teams such as cyber security to leverage our respective strengths and establish a robust, layered defence. The protection of customers and support for victims of fraud are paramount in our global fraud strategy. We are working to enhance our capability in these regards through a combination of technical solutions, operational processes and raising awareness. Purpose (continued) Risk Response Operating in high-risk markets We undertake biennial risk assessments in each of our local operating companies and at Group level, so we can understand and limit our exposure to risk. Business acquisition and integration Proportionate anti-bribery pre- and post acquisition due diligence are carried out on a target company. Red flags identified during the due diligence process are reviewed and assessed. Following acquisition, we implement our anti-bribery programme. Spectrum licensing To reduce the risk of attempted bribery, a specialist spectrum policy team oversees our participation in all negotiations and auctions. We provide appropriate training and guidance for employees who interact with government officials on spectrum matters. Building and upgrading networks Our anti-bribery policy makes it clear that we never offer any form of inducement to secure a permit, lease or access to a site. We regularly remind all employees in network roles of this prohibition, through tailored training sessions and communications. Working with third parties Third-party due diligence is completed at the start of our business relationship with suppliers, other third parties and partners. Through their contracts with us, our suppliers, partners and other third parties make a commitment to implement and maintain proportionate and effective anti-bribery compliance measures. We regularly remind current suppliers of our policy requirements and complete detailed compliance assessments across a sample of higher-risk and higher-value suppliers. Selected high-risk third parties are trained to ensure awareness of our zero-tolerance policy. Winning and retaining business We provide tailored training for our Vodafone Business and Partner Markets sales teams. In addition, we also maintain and monitor an online register of gifts and hospitality to ensure that inappropriate offers are not accepted or extended by our employees. Governance and risk assessment Our Group Chief Executive and Executive Committee oversee our efforts to prevent bribery. They are supported by local market chief executive officers, who are responsible for ensuring that our anti-bribery programme is implemented effectively in their local market. They in turn are supported by local specialists and by a dedicated Group team that is solely focused on anti-bribery policy and compliance. The Group Risk and Compliance Committee assists the Executive Committee in fulfilling duties with regard to risk management and policy compliance. As part of our anti-bribery programme, every Vodafone business must adhere to minimum global standards, which include: – Ensuring there is a due diligence process for suppliers and business partners at the start of the business relationship; – Completion of the global e-learning training for all employees, as well as tailored training for higher risk teams; and – Using Vodafone’s online gifts and hospitality registration platform, as well as ensuring there is a process for approving local sponsorships and charitable contributions. The risks we face evolve constantly but broadly fall into the areas summarised in the table below, which outlines the principal risk categories and the mitigation measures adopted. Engaging employees to raise awareness of bribery risk We run a multi-channel high-profile global communications programme, ‘Doing What’s Right’ (‘DWR’) to engage with employees and raise awareness and understanding of the policy. The DWR programme features e-learning training, including a specific anti-bribery module. Of those employees (including management) assigned training during the period, 96% had completed the training as at 31 March 2024. For higher-risk employees, additional tailored training programmes are used to cover scenarios relevant for those employees. We also conduct internal communication campaigns using a range of materials to highlight some of the key messages around zero tolerance of bribery and corruption, including communications from senior management. 54 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

ESG cautionary statement In preparing the ESG-related information contained in this document, we have made a number of key judgements, estimations and assumptions. The processes, methodologies and issues involved in preparing this information are complex. The ESG data, models and methodologies used are often relatively new, are rapidly evolving and are not necessarily of the same standard as those available in the context of financial and other information, nor are they subject to the same or equivalent disclosure standards, historical reference points, benchmarks or globally accepted accounting principles. It is not possible to rely on historical data as a strong indicator of future trajectories in the case of climate change and its evolution. Outputs of models, processed data and methodologies may be affected by underlying data quality, which can be hard to assess, and we expect industry guidance, standards, market practice and regulations in this field to continue to evolve. There are also challenges faced in relation to the ability to access certain data on a timely basis and the lack of consistency and comparability between data that is available. This means the ESG-related forward-looking statements, information and targets discussed in this document carry an additional degree of inherent risk and uncertainty. UK Streamlined Energy and Carbon Reporting (‘SECR’) In accordance with SECR requirements, the following table provides a summary of GHG emissions and energy data1 for Vodafone UK, in comparison with global performance. ESG Addendum FY24 ESG Addendum FY24/prior year disclosed 2024 2023 Group (excluding Vodafone UK) Vodafone UK Group total Vodafone UK as a % of Group data Group (excluding Vodafone UK) Vodafone UK Group total Vodafone UK as a % of Group data Total Scope 1 GHG emissions (million tonnes CO2e) 0.26 0.01 0.27 3% 0.27 0.01 0.28 4% Total Scope 2 market-based GHG emissions (million tonnes CO2e) 0.44 - 0.44 0% 0.69 0.00 0.69 0% Total Scope 2 location-based GHG emissions (million tonnes CO2e) 2.11 0.00 2.11 0% 1.94 0.14 2.08 7% Total GHG emissions per € million of revenue (tonnes of CO2e) 14.90 1.00 15.90 6% 19.76 1.47 21.20 7% Total energy consumption (GWh)3 5,900 708 6,608 11% 5,618 656 6,274 10% Notes: 1. Data is calculated using local market actual or estimated data sources from invoices, purchasing requisitions, direct data measurement and estimations. Carbon emissions calculated in line with GHG Protocol standards. Scope 2 market-based emissions are reported using the market-based methodology in effect as at the date of this report. For full methodology see our ESG Addendum Methodology document: investors.vodafone.com/esgmethodology. 2. More information on energy efficiency initiatives implemented during the year can be found on pages 38 to 39 and in our disclosures prepared in accordance with the SASB standards. For more information, please visit: investors.vodafone.com/sasb. 3. Information for prior periods is not presented as the organisational boundaries for financial reporting are not consistent with those used in the calculation of GHG emissions. For information about intensity metrics for prior periods, see our FY23 ESG Addendum: investors.vodafone.com/esgaddendum. 55 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Purpose (continued) Reporting requirement Vodafone policies and approach Section within Annual Report Page(s) Environmental matters Planet performance Protecting our Planet 38 to 42 Climate change risk Principal risk factors and uncertainties 64 to 69 Employees Code of Conduct Responsible business and anti-bribery, corruption and fraud 44 and 53 to 54 Occupational health and safety Health and safety 19 to 20 Diversity and inclusion Workplace equality 17 to 19 Social and community matters Driving positive societal transformation performance Empowering People 35 to 37 Stakeholder engagement Stakeholder engagement 12 to 14 Mobiles, masts and health Mobiles, masts and health 51 Human rights Human rights approach Human rights 51 to 52 Code of Ethical Purchasing Responsible supply chain 52 to 53 Modern Slavery Statement Responsible supply chain 53 Anti-bribery and corruption Code of Conduct Maintaining Trust 44 Anti-bribery policy Anti-bribery, corruption and fraud 53 to 54 Speak Up process Maintaining Trust 44 Policy embedding, due diligence and outcomes Purpose, Empowering People, Protecting the Planet and Maintaining Trust 32 to 54 Principal risk factors and uncertainties 57 to 63 Description of principal risks and impact of business activity Principal risk factors and uncertainties 57 to 63 Description of business model and strategy Business model Chief Executive’s statement and strategic roadmap 4 to 5 9 Non-financial key performance indicators Key performance indicators Purpose, Empowering People, Protecting the Planet and Maintaining Trust 6 to 7 32 to 54 Non-financial and sustainability information statement The table below outlines where the key content requirements of the non-financial and sustainability information statement can be found within this document (as required by sections 414CA and 414CB of the Companies Act 2006). Vodafone’s sustainable business reporting also considers other international reporting frameworks, including the Global Reporting Initiative, the SASB Standards, CDP and the GHG Reporting Protocol. Click to download our ESG Addendum: investors.vodafone.com/esgaddendum Click to read our ESG Addendum Methodology document: investors.vodafone.com/esgmethodology Click to read our SASB disclosures: investors.vodafone.com/sasb Companies Act (2006) climate-related financial disclosures Disclosures in compliance with the requirements of the UK Companies Act 2006 (as required by sections 414CA and 414CB) can be found in the Risk Management section of our Strategic Report as follows: Companies Act climate-related financial disclosure Location of disclosure in this report Page Governance arrangements for assessing and managing climate-related risks and opportunities Governance 64-65 How Vodafone identifies, assesses and manages climate-related risks and opportunities Strategy 65-67 Integration of climate-related risk identification, assessment and management processes into our overall risk management process Risk management 67-69 Principal climate-related risks and opportunities arising in connection with our operations Our priority climate-related risks and opportunities 65 The time periods by reference to which those risks and opportunities are assessed Our exposure to risks and opportunities across a range of scenarios 66 The actual and potential impacts of the principal climate-related risks and opportunities on the company’s business model and strategy Our exposure to risks and opportunities across a range of scenarios 66 Resilience of our business model and strategy in different climate-related scenarios Building climate-related risk into our business strategy 66-67 Our targets to manage climate-related risks and to realise climate-related opportunities and performance against targets Metrics and targets Purpose, Protecting the Planet, Our Planet goals 69 38 Key performance indicators for assessing progress against targets Metrics and targets ESG Addendum 69 56 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Principal risk factors and uncertainties Identifying our risks Overview of risk governance structure Board/Audit and Risk Committee – Provide oversight for Vodafone Group – Discuss, challenge and make a robust assessment of principal and emerging risks – Embed appropriate risk culture throughout the organisation Local oversight committees Provide oversight for the local risk management programme Local market CEOs Set local objectives, identify priority risks and align tolerance levels with the Vodafone Group guidance Local risk owners Senior managers in local management teams are responsible for local risks and the local risk programme to manage, measure, monitor, and report on the risks Risk and Compliance Committee – Reviews principal, watchlist and emerging risks – Reviews effectiveness of risk management across the Group Group risk team – Responsible for the application of the global risk management framework – Supports the Board/ExCo by creating programmes to strengthen our risk culture Group risk owners – ExCo risk owners have responsibility for management of the risks assigned to them – Senior executive risk champions identify and implement mitigating actions Assurance Assurance functions Review and provide assurance over selected controls for the Group and local markets Internal audit Supports the Audit and Risk Committee in reviewing the effectiveness of the global risk management framework and management of individual risks Vodafone Group Local markets or Group entities We face multiple risks and uncertainties that could affect the success of our business. We mitigate these risks through a robust risk management framework and by integrating risk management into our daily operations and culture. Governance and identifying our risks The Audit and Risk Committee, on behalf of the Board, reviews and challenges the principal and emerging risks as well as advises on the level of risk the Company is willing to take in achieving its strategic goals. The Board approves Vodafone’s strategy and aligns the risk management approach with it. The risk function aims to make risk considerations an integral part of executing our strategy, enabling informed decision-making across all our markets. Our risk management approach is end-to-end, starting with local markets and Group entities identifying and evaluating risks to their local strategy. The Group risk team centrally assesses and challenges these risks. A comprehensive list of risks, along with external risk scanning findings, is presented to the Directors and executives for analysis and identification of significant risks. The proposed principal (pages 58 to 61), watchlist, and emerging (page 62) risks are agreed by our Executive Committee (‘ExCo’) before being submitted to the Audit and Risk Committee and the Board for review and approval. Local risk managers Are the contact point for each market/entity on risk, and facilitate all activities as defined by the global risk management framework 57 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Principal risks Adverse changes in macroeconomic conditions Principal risks Financial Risk related to our financial status, standing and continued growth A Adverse changes in macroeconomic conditions Strategic Risks affecting the execution of our strategy B Adverse political and policy environment C Adverse market competition D Disintermediation E Portfolio transformation and governance of investments Operational Risks impacting our operations F Company transformation G Cyber threat H Data management and privacy I Supply chain disruption J Technology resilience and future readiness Risks are ordered by category and not by priority. Year-on-year risk ranking movement Increasing Decreasing No change New/change in scope Risk interdependencies By analysing the connectivity between risks we can identify those that have the potential to impact or increase other risks, so that they are weighted appropriately. This exercise also informs our scenario analysis, particularly the combined scenario used in the long-term viability statement. Read more about our long-term viability statement on page 63 Principal risk factors and uncertainties (continued) Description Adverse changes to economic conditions could result in reduced customer spending, higher interest rates, adverse inflation, or adverse foreign exchange rates. Adverse conditions could also lead to limited debt refinancing options and/or increase in costs. Risk ranking movement Risk owner Group Chief Financial Officer Scenario A severe contraction in economic activity leads to lower cash flow generation for the Group and disruption in global financial markets, which impacts our ability to refinance debt obligations as they fall due in a cost-effective manner. Emerging factors Because this is an externally driven risk, the threat environment is continually changing. External factors such as the conflicts in the Middle East, the ongoing war in Ukraine and uncertainty around the future path of monetary and fiscal policies could have impacts on economic activity across our markets. The financial markets are experiencing high levels of volatility, with sovereign debt at record levels. These factors could lead to a significant change in the availability and cost of capital. Key: External Internal Bidirectional Unidirectional Operationa S l trategic Financial C D B A F E H J G I 58 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Adverse market competition Adverse political and policy environment Company transformation Description Increasing competition could lead to price wars, reduced margins, loss of market share and/or damage to market value. Description Adverse political and policy measures impacting our strategy could result in increased costs, create a competitive disadvantage, or have a negative impact on our return on capital employed. Description Failure to effectively and successfully transform Vodafone to adapt to future challenges and demands could result in outdated business models, increased operational complexity, and hinder growth. Scenario Aggressive pricing, accelerated customer losses to low-value players on mobile and fixed, and disruptive new market entrants in key European markets could result in greater customer churn and pricing pressures, impacting our financial position. Emerging factors Emerging factors often depend on individual market structures and the competitive landscape. External factors such as local and macroeconomic pressures, may impact household and individual connectivity spend. In addition, continued aggressive penetration pricing by disruptive low-price players across markets on both mobile and fixed could accelerate customer losses and drive prices down in markets. Scenario Uncertainty in and the growing complexity of the global and national political environments may lead to unexpected political or regulatory interventions that would adversely affect our operations. Emerging factors Geopolitical tensions and ongoing conflicts amplify the risk of government intervention, which may include both protectionist interventions and security-related requirements. These could affect our operations, supply chains and conditions for competition in various ways. The increasing breadth and depth of external geopolitical challenges means there is a continuous need to adapt to effectively mitigate the changing risk environment. Heightened uncertainty from elections in 2024 and the proliferation of emerging technologies also contribute to this risk. Scenario Changes to drive organisational simplicity could result in lower employee engagement, higher talent attrition, and failure to become a more efficient organisation. Emerging factors The scale and increasing volume of internal change being undertaken may put additional strain on our people and culture causing fatigue and/or disengagement. This could result in a failure to deliver with the focus and operational excellence required to drive success from these transformations. Additionally, the commercialisation of our shared operation capabilities to both internal and external customers, could increase the complexity of service line pricing and internal pricing models. Risk ranking movement Risk owner Chief Commercial Officer Risk ranking movement Risk owner Chief External and Corporate Affairs Officer Risk ranking movement Risk owner Chief Human Resources Officer/ Group Chief Financial Officer Year-on-year risk ranking movement Increasing Decreasing No change New/change in scope 59 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Principal risk factors and uncertainties (continued) Cyber threat Data management and privacy Disintermediation Description Failure to effectively respond to threats from emerging technology or disruptive business models could lead to a loss of customer relevance, market share and new/existing revenue streams. Description An external cyber attack, insider threat or supplier breach could cause service interruption or data breach. Description Data breaches, misuse of data, data manipulation, inappropriate data sharing, poor data quality or data unavailability could lead to fines, reputational damage, loss of value, loss of business opportunity, and failure to meet customer expectations. Risk ranking movement Risk owner Chief Commercial Officer/ CEO Vodafone Business Risk ranking movement Risk owner Group Chief Technology Officer Risk ranking movement Risk owner Group General Counsel and Company Secretary/Group Chief Financial Officer Scenario Threat actors could use destructive malware against core infrastructure to disable our ability to serve customers, causing customer dissatisfaction and loss of revenue. Emerging factors Cyber risk is constantly evolving and is influenced by economic, technological and geopolitical developments. We anticipate threats will continue from existing sources as well as evolving ones based on new technologies such as artificial intelligence (‘AI’) and quantum computing. Click to read more about our approach to cyber security in our fact sheet: investors.vodafone. com/cyber Scenario Failure to manage the privacy of our stakeholders’ data effectively and compliantly could result in regulatory fines, paying significant damages to impacted individuals, and also reputational damage that could result in higher customer churn rates. Emerging factors The proliferation of AI and related regulatory and legislative action across our footprint requires a robust ethics and compliance approach. Geopoliticisation of data will continue to negatively impact cross-border data transfers. New European data regulations, such as the Artificial Intelligence Act or the Cyber Act, will introduce significant new legal requirements around data management of our business activities. Read more about our approach to data management and privacy on pages 45 and 46 Scenario Increasing ‘softwareisation’ of connectivity services combined with the growing ecosystem power of Big Tech companies could see the emergence of competitors and distribution channels with the potential to disintermediate our customer relationships. Emerging factors In our consumer business, alternative technology solutions may enable new intermediaries to sell communication propositions, while our TV customers may switch to ‘over-the-top’ video-on-demand services. In our corporate business, the ‘softwareisation’ of services may enable new competitors in the value chain. In our infrastructure markets, supplier concentration within the satellite connectivity market and hyperscaler investment in orchestration and network capabilities may present future additional challenges. Year-on-year risk ranking movement Increasing Decreasing No change New/change in scope 60 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Portfolio transformation and governance of investments Supply chain disruption Technology resilience and future readiness Description Failure to manage appropriate joint ventures (‘JVs’), and other investments or challenges to the timely completions of inflight portfolio actions may result in a loss of growth potential and shareholder value. Description Disruption in our supply chain could mean that we are unable to execute our strategic plans, resulting in product and service, unavailability and delays, increased cost, reduced choice, and lower network quality. Description Network, system or platform outages or ineffective execution of the technology strategy could lead to dissatisfied customers and/or impact revenue. Risk ranking movement Risk owner Group Chief Executive Officer/CEO Vodafone Investments Risk ranking movement Risk owner Group Chief Financial Officer Scenario Regulations imposed delays or disruptive remedies for in-market consolidation. We are adversely impacted by market remedies imposed by regulators following in-market consolidation. Additionally, we may face unforeseen challenges in driving synergy benefits. Emerging factors Adverse change in the regulators’ approach to in-market consolidation may limit opportunities for value-accretive market structures. Additionally, our internal capability and skill sets may not align with the needs of our portfolio structure as we increase our focus on JVs and investments. Scenario Political decisions affecting our ability to use equipment from specific vendors could cause trade and supply chain disruptions. Emerging factors Changes in the political landscape outside Vodafone’s control may significantly impact the upgrade and maintenance of our network. For example, US and China tensions resulting in a ban of high-risk vendors, long-term impacts from the war in Ukraine, or potential open conflict between China and Taiwan could impact product availability. Disruption may lead to an increase in our costs in areas such as raw materials, energy, and shipping, while at the same time triggering shortages or extended lead times for critical components. Scenario A major outage in a critical data centre or a failed IT transformation activity could reduce service to customers, affecting revenue and reputation. Emerging factors Like most mature companies, we continue to proactively manage our systems life cycle. We closely monitor our technology landscape for additional systems nearing end of life and have associated plans to mitigate or replace. Another emerging factor is the inability to deliver large IT transformations at the forecasted pace because of changes in macroeconomic conditions, market pressures, and evolving customer expectations. Additionally, extreme weather events, and deliberate attacks on national critical infrastructure in times of war or instability, could also heighten the risk of technology failure. Risk ranking movement Risk owner Group Chief Technology Officer/Group Chief Network Officer Year-on-year risk ranking movement Increasing Decreasing No change New/change in scope 61 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Principal risk factors and uncertainties (continued) Watchlist risks Our watchlist risk process enables us to monitor material risks to Vodafone Group that fall outside our principal risks. These include, but are not limited to: Environmental, Social and Governance (‘ESG’) Failure to prioritise ESG considerations may result in reputational damage. Negative publicity related to environmental harm, social issues, or governance failures can lead to loss of trust amongst customers, investors and the broader public. Read more about our approach to ESG on pages 32 to 56 Read more about climate-related risk on pages 64 to 69 Product innovation Failure to create and deliver new products and service categories that diversify revenue growth, unlock new consumer engagement and mitigate disruption from digital natives. Legal compliance Non-compliance with laws and regulations including anti-bribery, competition law, anti-money laundering, trade controls and sanctions, potentially leading to fines and reputational risk. Read more about ‘Doing What’s Right’ training on page 44 Read more about our anti-bribery, corruption and fraud policy on pages 53 to 54 Tax Tax risk covers our management of tax across the markets in which we operate and how we respond to changes in tax law, which may have an impact on the Group. Read more about our tax risk and our approach to tax and our economic contribution on page 53 Infrastructure competitiveness We continue to provide the appropriate broadband technology in our fixed and mobile networks. Our technology 2025 strategy incorporates our fixed and mobile network evolution steps to enhance our coverage and network performance. Click to read more about our Technology 2025 Strategy in our investor briefing: investors.vodafone.com/vtbriefing Emerging risks We face a number of uncertainties where an emerging risk may potentially impact us. In general, we encounter three types of emerging risks. The first type is a new risk in a known context, where it emerges from the external environment and can impact the organisation’s activities. An example of this is the potential impact of conflict in the Middle East. The second type is a known risk in a new context, such as the need for new skills and talent to support future services. The third type is a new risk in a new context, such as the impact of the commercial space age. We continue to identify new emerging risk trends, using inputs from analysis of the external environment and internal sources. We evaluate our risks across different time periods, allowing us to provide the appropriate level of focus on these emerging risks. We categorise our emerging risk into five different categories: technological, political/regulatory, economic, societal and business environment, so that the relevant expertise across the business can assess the potential impacts and time horizon of these risks. In some cases, there may be insufficient information to fully analyse and understand the likelihood, impact or velocity of the risk. As a result, we may not be able to develop a complete mitigation plan until we have a better understanding of the threat. Our emerging risks, within predefined risk categories, are provided to the ExCo and the Audit and Risk Committee for further scrutiny. Key changes to our principal risks: – The risk of Supply chain disruption has increased due to political uncertainty related to the use of high-risk vendors in our European markets. – The risk of Adverse changes in macroeconomic conditions has decreased as we see an easing in the external economic outlook. Additionally, over the past year we have implemented controls, such as hedging for inflation and energy costs to manage the impact of the risk. – The Company transformation risk has been broadened to encompass organisational simplification and other large non-portfolio transformation projects. – The scope of the Technology resilience and future readiness risk has been expanded to include the sub-risk end-of-service-life and legacy infrastructure, as our technology environment is ever-expanding, and we see an increasing number of assets nearing their end of life in this assessment period. – The strategic transformation risk was refocused on Portfolio transformation and governance of investments. As a result, the sub-risk of product innovation has been moved across to the watchlist risks, as detailed in the section below. 62 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

The preparation of the LTVS includes an assessment of the Group’s long-term prospects in addition to an assessment of its ability to meet future commitments and liabilities as they fall due over the three-year review period. Assessment of viability The Board has chosen a three-year period to assess Vodafone Group’s viability. This is the period in which we believe our principal risks tend to develop. This time horizon is also in line with the structure of long-term management incentives and the outputs from the long-range business-planning cycle. We continue to conduct financial stress testing and sensitivity analysis, considering revenue at risk. The viability assessment started with the available headroom as of 31 March 2024 and considered the plans and projections assembled as part of the forecasting cycle, which include the Group’s cash flow, planned commitments, required funding, and other key financial ratios. We also assumed that debt refinancing will remain available in all plausible market conditions. Finally, we estimated the impact of severe but plausible scenarios for our principal risks on the three-year plan. We also stress-tested a combined scenario taking into account the risk interdependencies as defined in the table on page 58, where the following risks were modelled as materialising in parallel over the three-year period: Adverse changes in macroeconomic conditions: Adverse changes in the macroeconomic environment could result in restricted ability to refinance, while prolonged high inflation rates, may lead to increased interest rates. Cyber threat: A cyber-attack may exploit vulnerabilities, allowing unauthorised access to IT and network systems, leading to a breach of information and a potential GDPR fine. Supply chain disruption: Tensions between the US and China are uncertain, leading to increased volatility in the geopolitical landscape. This has the potential to influence political decisions, which could impact our ability to use equipment from certain vendors. Long-term viability statement (‘LTVS’) Legal: Legal disputes and adverse judgements against the company resulting in significant financial liabilities, including increased fines, penalties, or compensatory payments. Assessment of long-term prospects The Board undertakes a robust review and challenge of the strategy and assumptions. Each year the Board conducts a strategy session, reviewing the internal and external environment as well as significant threats and opportunities to the sustainable creation of long-term shareholder value (note that known emerging factors related to each principal risk are described on pages 58 to 61). As an input to the strategy discussion, the Board considers the key risks (including Adverse changes in macroeconomic conditions, Cyber threat, Supply chain disruption, and Legal) with the focus on identifying underlying opportunities and setting the Group’s future strategy. The output from this session is reflected in the strategic section of the Annual Report (page 9), which provides a view of the Group’s long-term prospects. Conclusions The Board assessed the prospects and viability of the Group in accordance with provision 31 of the UK Corporate Governance Code, considering the Group’s strategy and business model, and the principal risks to the Group’s future performance, solvency, liquidity and reputation. The assessment took into account possible mitigating actions available to management were any risk or combination of risks to materialise. Cash and cash equivalents available of €6.1 billion (page 186) at 31 March 2024, along with options available to reduce cash outgoings over the period considered, provide the Group with sufficient positive headroom in all scenarios tested. Reverse stress testing on revenue and profitability over the review period confirmed that the Group has sufficient headroom available to face uncertainty. The Board deemed the stress test conducted to be adequate, and therefore confirmed that it has a reasonable expectation that the Group will remain in operation and be able to meet its liabilities as they fall due up to 31 March 2027. Assessment of prospects Assessment of viability Outlook, strategy and business model Outlook of possible long-term scenarios expected in the sector and the Group’s current position to face them Assessment of the key principal risks that may influence the Group’s long-term prospects Articulation of the main levers in the Group’s strategy and business model to sustain value creation Long-Range Plan is the three-year forecast approved by the Board on an annual basis, used to calculate cash position and headroom Headroom is calculated using cash, cash equivalents and other available facilities, at year end Sensitivity analysis to assess the level of decline in performance that the Group could withstand, if a black swan event were to occur Severe but plausible scenarios modelled to quantify the cash impact of an individual principal risk materialising over the three-year period Quantification of the cash impact of combined scenarios where multiple risks materialise across one or more markets, over the three-year period Viability results from comparing the cash impact of severe but plausible scenarios to the available headroom, considering additional liquidity options Long-term viability statement Directors confirm that they have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three-year period Sensitivity analysis Principal risks Combined scenario 63 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Climate-related risk We recognise that both physical changes to the climate and the transition to a lower carbon economy pose risks and opportunities for our business. This section outlines our approach to governance, strategy, risk management, metrics and targets in relation to these climate-related risks and opportunities. Our disclosure of climate-related risks is well established. We conducted our first climate-related risk assessment in 2019, and have published a standalone report annually since 2021 – applying the framework of recommendations of the TCFD. From this year, following the incorporation of the TCFD framework into the International Financial Reporting Standards (‘IFRS’), we include our climate-related risk reporting here, within our Annual Report. We see this as the next milestone in our journey to integrate the management and disclosure of climate-related risk into our core business processes. We continue to report in line with the TCFD framework and its 11 recommendations. This year, we have also prepared this report with reference to the IFRS S2 Climate-related Disclosures standard, in preparation for aligning with this in the future. Governance Climate-related risks are integrated into our risk management framework and the Audit and Risk Committee (‘ARC’) executes responsibility for these risks on behalf of the Board. Vodafone’s proposed principal risks, watchlist risks and emerging risks are reviewed and approved by the Executive Committee (‘ExCo’) annually before being submitted to the ARC and the Board. During FY24, climate change (which was previously a distinct risk on our watchlist), was consolidated as a sub-risk of Environmental, Social and Governance (‘ESG’). This broader ESG risk will be monitored on our watchlist and reported through our risk governance structure. Read more about our risk governance structure on page 57 Read more about watchlist risks on page 62 Our climate-related risk and resilience programme sits within the Protecting the Planet part of our Purpose strategy, which is ultimately overseen and approved by the ESG Committee. The Committee’s responsibility is to oversee Vodafone’s response to climate change, as part of our Purpose strategy. The committee meets at least twice per year to provide direction on the management of risks and opportunities to Vodafone’s operations and reputation. At Executive Committee (‘ExCo’) level, the ESG and Reputation Steering Committee (‘ESGR’) is accountable for the implementation of the Purpose strategy, and has appointed an Executive sponsor (the Chief External and Corporate Affairs Officer) to oversee the implementation of the Protecting the Planet pillar of the strategy. The Committee reviews progress of delivery of the Protecting the Planet strategy quarterly, including the assessment and management of climate-related risks and opportunities. The ESGR reports half-yearly to the ESG Committee on the status of the Protecting the Planet strategy, its implementation and progress against targets to support the Board’s oversight of the management of climate-related risks. Each year, the ARC and ESG committees meet to jointly review and provide oversight for the annual climate-related risk disclosure. Read more about the governance of our Purpose strategy on page 33 Read more about our ESG Committee on pages 96 to 97 At operational level, the Group Head of Risk coordinates the annual programme to identify and assess climate-related risk, with support from the Head of Sustainable Business. Progress against the annual risk identification and assessment programme is monitored through the ESGR. Actions to strengthen our climate resilience and mitigate climate-related risks were included in our Vodafone Group Climate Transition Plan (‘CTP’). Accountability for the design and implementation of these actions and initiatives is assigned to individual senior managers, within a range of relevant business functions across Vodafone’s global business including our networks and technology operations, commercial and enterprise business units, procurement, external affairs and property teams. TCFD recommendations We have considered our obligations under the UK’s Financial Conduct Authority Listing Rules and have detailed in the table below the 11 TCFD recommendations and whether we are fully or partially consistent. For financial year ended 31 March 2024, our disclosure is consistent with 10 out of 11 TCFD recommendations. Our disclosure is partially consistent with one recommendation, related to target-setting, which we intend to continue progressing in FY25. Governance Progress Page a. Describe the Board’s oversight of climate-related risks and opportunities C 64 b. Describe management’s role in assessing and managing climate-related risks and opportunities C 64 to 65 Strategy Progress Page a. Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term C 65 b. Describe the impact of climate-related risks and opportunities on the organisation’s businesses, strategy and financial planning C 66 to 67 c. Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario C 66 Risk management Progress Page a. Describe the organisation’s processes for identifying and assessing climate-related risks C 67 b. Describe the organisation’s processes for managing climate-related risks C 69 c. Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organisation’s overall risk management C 67-69 Metrics and targets Progress Page a. Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process C 69 b. Disclose Scope 1, Scope 2 and, if appropriate, Scope 3 emissions, and the related risks C 69 c. Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets PC 69 Key Consistent with the TCFD recommendations Partially consistent with the TCFD recommendations C PC 64 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

The implementation of the transition plan is also overseen by the ESGR. Accountable delivery functions report quarterly to the ESGR, including raising any risks to the delivery of the plan. As a cross-functional strategic programme, business functions accountable for the delivery of the transition plan include procurement, commercial, brand and marketing, networks and technology, enterprise, products and services, amongst others. The ESGR identifies any significant business decisions (for example, major transactions or changes to business strategy) that could impact Vodafone’s climate resilience or change the severity or likelihood of climate-related risks. Any risks or issues identified are evaluated by the risk and sustainable business teams, and if necessary escalated through the Protecting the Planet and Purpose governance structure to the ESGR. We have an internal global policy, owned by the Chief External and Corporate Affairs Officer, to establish the minimum requirements for environmental management. All Vodafone entities within the Group’s operational control (including within Vodacom) are required to adhere to this policy. The policy includes requirements to annually review climate-related risks and opportunities within the context of each market we operate in, and incorporate any significant findings into our overall Group-level climate-related risk assessment. The policy also includes requirements to implement the CTP, which assigns responsibility for taking climate action and building climate resilience, in line with our strategy, to management across our global business. Strategy For FY24, our climate-related risk assessment builds upon our previous analyses, including our quantitative scenario analysis of physical climate risk in Europe and Vodacom’s assessment of climate-related risks in Africa. We also conducted a review of transition risks, which involved desk-based research, internal stakeholder interviews and a qualitative scenarios analysis, applying time horizons consistent with our physical risk analysis. Overall, this year’s risk assessment has led to a refreshed list of our priority climate-related risks and opportunities. Read more about our approach to climate-related risk assessment on page 66 Our priority climate-related risks and opportunities1 Physical risks (1) Extreme weather: Damage to assets or disruption to our own operations or supply chain due to extreme weather events such as storms and cyclones, flooding and wildfires. Our network infrastructure assets are already being affected by extreme weather (e.g. flooding in Germany, wildfires in Greece, cyclones in Mozambique), although currently at a scale that can be managed to avoid major operational impact, asset impairment or cost. Longer term, in combination with geopolitical risks, extreme weather could disrupt supply chains, particularly those that depend on critical regions (such as China for electronic components) or locations (such as coastal ports). Time horizon: Medium term (2) Rising average temperatures: Rising average temperatures could damage network equipment and other above-ground infrastructure or cause operational failure (particularly if located in exposed outdoor locations, e.g. radio towers), as well as cause disruption in our supply chain. It could also lead to increasing consumption of energy for cooling infrastructure, data centres and offices, which could increase operating costs. We expect this risk to materialise in the medium term, with the most severe impacts in the ‘business as usual’ scenario. Higher frequency of hot days is likely to be more pronounced in our southern European markets (such as Greece and Portugal) and in African markets. Time horizon: Medium term Transition risks (3) Energy costs: Increasingly volatile energy prices and overall higher energy costs, partially driven by carbon pricing and demand for renewable electricity certificates outstripping supply. This risk is particularly prevalent in markets with high dependency on fossil fuels (e.g. to operate diesel generators) and non-renewable energy. However, carbon pricing will also drive an increase in cost to procure carbon-intensive products and raw materials, as third parties upstream in the supply chain look to pass through higher costs. Time horizon: Short term (4) Regulatory compliance costs: As governments introduce policies to support the climate transition, these could impact our product portfolio (such as energy use of fixed line or mobile devices), operations (such as data centres) or corporate sustainability reporting and disclosures. Over the medium term, as these are transposed into law in each of our markets, this could result in a cost to comply or a financial risk from non-compliance. Time horizon: Medium term (5) Expectations of business customers: Loss of market share if climate performance continues to be a differentiator during supplier selection by business customers, and Vodafone does not keep pace with the low carbon products and services offered by competitors, or rising business customer expectations for adhering to climate-related requirements. Time horizon: Medium term (6) Greenwashing risk: Misleading claims about the environmental impact of Vodafone (at a corporate reporting or brand communications level) or its products and services (at a product marketing level) could result in reputation damage, loss of revenues or possibly legal costs. Time horizon: Medium term Transition opportunity (7) Customer enablement: Revenue growth from the design and deployment of green digital solutions that enable business customers to reduce their own GHG emissions, as they seek technology solutions to support their own climate transition. Time horizon: Medium term Note: 1. As described in the Risk Management section of this report, these climate-related risks and opportunities have been prioritised based on their potential severity, likelihood and time horizon relative to the full range of climate-related risks and opportunities identified through our risk analyses. Their prioritisation does not indicate the significance of the risk or opportunity relative to other risk categories, nor does it indicate the significance of any impact on Vodafone’s financial position. We therefore refer to these as our ’priority’, rather than ‘material’ risks. 65 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Climate-related risk (continued) Our exposure to risks and opportunities across a range of scenarios We analysed our risks and opportunities across a range of scenarios: early policy action (<2°C), late policy action (<2.5°C), and no policy action (<4°C). These scenarios are applied to our assessment of climate-related risk in both Europe and Africa. Description and degree of warming by 2100 above pre-industrial levels Physical scenarios Transition scenarios Early policy action: smooth transition <2°C Representative Concentrated Pathway (‘RCP’) 2.6 (emissions reduce to limit global warming to 1.6°C by 2100) Paris ambition scenario Late policy action: disruptive transition <2.5°C (Physical risks were analysed over the range from <2°C to <4°C, therefore this specific scenario was not used in our analysis) Stated policy scenario (in line with the latest international agreement on climate change) No policy action: business as usual <4°C RCP 8.5 (emissions continue to grow, leading to global warming of 4.3°C by 2100) No policy scenario Time horizon Physical scenarios Link to business-planning horizons Short term 0 to 3 years (to 2027) Aligns with our enterprise risk management framework and long-range business-planning cycle Medium term 3 to 5 years (to 2029) Aligned with timeframes used for internal planning purposes Long term 5 to 26 years (to 2050) Aligned with planning horizons for long-lived infrastructure assets, in line with global targets for reaching net zero Category Description Our scenario analysis approach Physical risks Risks related to the physical impacts of climate change, both event driven (acute) and longer-term (chronic) shifts in climate patterns, and which may have financial implications for companies High-level qualitative scenario analysis (2024) High-level quantitative analysis, focused on selected infrastructure asset types in at high risk (2022-2023; 2024) Transition risks Growing external pressures to transition to a lower-carbon economy result in changes to the regulatory or market environment, in ways that could negatively impact company costs, revenue or market share High-level qualitative scenario analysis (2024) Opportunities A shifting business landscape in a net zero world opens new market and investment opportunities High-level qualitative scenario analysis (2024) Early policy action (<2°C) In the early policy action scenario, we foresee that physical risks increase but remain broadly manageable within the operating boundaries of our current business model and network infrastructure (which has already built in a level of climate resilience), and with limited or minor cost incurred. Our analysis indicates that in Europe a relatively small proportion (6.6%) of our network assets could be at high or very high risk of damage from climate perils that could incur more significant cost. Transition risks, if left unmitigated, could materialise into business impacts within the short to medium term (within the next five years), potentially incurring increased operating costs, costs to comply with regulation, loss of revenue from business customers and reputational damage. However, the severity of these impacts is unlikely to be financially material. The potential commercial value creation from capturing the growing market for green digital solutions is greatest in this scenario, as industries seek to decarbonise in response to policy and market incentives. Late policy action (<2.5°C) In the late policy action scenario, we can expect physical impacts of climate change to be more severe and frequent, incurring higher costs and disruption to operations and supply chains. Some transition risks would materialise, for the most part within the medium term, in relation to increasing regulatory and compliance costs and increasing expectations from business customers for sustainable products and services. No policy action (<4°C) In the no policy action scenario, our exposure to physical risks in Europe increases marginally, with an estimated 7.0% of our network assets at high or very high risk of damage from climate perils such as storms and heavy precipitation, which could cause damage to our network assets or operational disruption. The exposure of our own operations to physical risks could be more severe in Africa, where temperature increases could be 1.5 to 2 times the average global temperature increase. This scenario also results in the greatest physical climate change impacts for our supply chains, which could result in increased cost or supply chain disruption (particularly where the production of goods is concentrated in geographies vulnerable to climate change). Transition risks are lowest in this scenario. There may be market growth opportunities in this scenario as customers seek technology solutions to help adapt to physical changes in the climate. Building climate resilience into our business strategy As a fixed and mobile network operator, we have a large number of assets and infrastructure spread over a wide geographical area in all of the markets in which we operate. This means that our business is exposed to climate change impacts and transition risks across Europe and Africa. However, our analysis indicates that Vodafone’s underlying business model is relatively resilient to climate-related risk. Vodafone’s physical risk exposure is not expected to result in significant cost or asset impairment, with a relatively limited range of impacts expected across the range of scenarios analysed, particularly in Europe. This is partly due to the level of resilience that is already built into our network infrastructure and because the majority of our assets (such as radio equipment) are relatively short-lived with opportunity to adapt our network as part of our routine end-of-life equipment replacement programme. However, more widespread operational disruption (within both our own operations and in our value chain) due to extreme weather events and extreme heat can be expected over the medium to long term in the no policy action scenario, particularly in Africa. Across the scenarios, transition risks are unlikely to result in financially material impacts. We intend to undertake further quantitative scenario analysis of our highest priority transition risks to reinforce these conclusions. 66 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Currently, Vodafone has insurance arrangements in place to cover loss or damage to assets from a range of natural disasters and weather-related events such as flooding, fires and storms (although the policies do not specifically refer to these as climate-related events). In recent years, we note that insurance claims have been made to cover damage to infrastructure. For example, in relation to flooding in Germany and wildfires in Greece and Portugal, these claims relate mostly to damage to our mobile access base station network, rather than our higher value assets, such as data or technology centres, and are not considered to be financially material at this stage. Based on our analyses to date, we have not identified any material financial risks relating to the cost or availability of insurance as a result of climate change. There are opportunities for value creation across the range of scenarios. In both the early and late policy action scenarios, there is potential for commercial growth from the sale of digital solutions that can help our customers to decarbonise their businesses. Whereas the no policy action scenario presents growth opportunities from sale of digital solutions that help our customers adapt to more extreme physical changes in the climate. Our CTP incorporates the management actions required to build resilience into our business in response to Vodafone’s priority climate-related risks and opportunities. Our latest analysis, outlined in this report, has informed the transition plan activities that have been integrated into our long-range business and financial planning cycle. Governance and accountability have been put in place to monitor and manage the implementation of the transition plan. Resilience to physical risks Protecting our infrastructure assets from being damaged or disrupted by climate-related weather events is central to the climate resilience of our business and network services. Mitigation measures are built into the key stages of each asset’s life cycle, from acquisition to maintenance, and cover climate adaptation as well as damage response. During the acquisition of assets, including buildings and network equipment, we have policies and guidance in place to incorporate the assessment of environmental risks. Our internal technology resilience policy requires each asset to conduct a physical risk assessment annually, which includes evaluating environmental risks. We also have reactive measures related to asset maintenance in place, such as processes and teams dedicated to disaster recovery and business continuity. Lastly, we have insurance policies designed to transfer any significant financial impact of physical risks, which cover claims on asset loss and damage. Building resilience into our operations and network infrastructure is a well-established part of our business-as-usual process, irrespective of whether climate change has been explicitly named as a primary risk driver. We intend to continue to build resilience to the physical risks of climate change and intend to integrate any additional high-priority climate adaptation actions beyond our current planning, procurement, network resilience and business continuity practices into our CTP over the coming year. Resilience to transition risks Decarbonising our business model and improving energy efficiency will help to minimise our exposure to transition risks. We have set targets to reduce greenhouse gas (‘GHG’) emissions from our own operations and to become net zero across our full value chain by 2040 (including at least 90% absolute emission reduction, with any remaining emissions neutralised through high quality carbon offsetting). Read more about our Protect the Planet goals and strategy on pages 38 to 42 Our CTP includes workstreams on: – Climate-related policy – to formalise the role of our public affairs, legal and tax teams in identifying, monitoring and responding to the ever-evolving landscape of climate-related policy and regulation. – Power purchase agreements – to limit exposure to energy price volatility by increasing the proportion of renewable electricity purchased through power purchase agreements (‘PPAs’) as part of our energy procurement strategy. – Transition plan reporting – to manage our exposure to reputational risks such as greenwashing, by communicating clearly and transparently on our climate strategy and continuing to implement strong governance over the use of environmental claims in our brand, marketing and corporate communications. Realising opportunities Our most significant climate-related opportunity relates to developing new product lines to enable our enterprise customers to reduce GHG emissions, improve resource efficiency and protect or enhance nature. This enablement effect is a key pillar of our Planet strategy. Read more about our approach to enablement on page 41 Our CTP includes a workstream on ‘sustainability by design’. This is to develop and deploy more green digital solutions, such as IoT solutions for smart cities, buildings or lower-carbon transport and mobility, that can help our customers manage their environmental impact, whilst also minimising the negative environmental impact from the production of our products and services. Risk management The management of climate-related risks follows the process defined by our enterprise risk management framework, which is defined centrally and implemented in each of our markets. Our approach to climate-related risk assessment is outlined below. (1) Identify To identify potential climate-related risks and opportunities, we review the relevant sources of information such as media articles, publications, industry peer disclosures and industry white papers, in addition to reviewing our previous years’ analyses. We engage with relevant internal and external experts to gather views on the evolving nature of climate-related risks for the telecommunications sector and examples of any climate change impacts that might already be materialising. (2) Measure We assess the likelihood and severity of impact for each risk and opportunity identified. We simulate how the risks and opportunities could materialise over three time horizons, across a range of possible future scenarios. We review our scenarios analysis annually to reflect the most up-to-date information on climate-related trends. Read more about our definitions for scenarios and time horizons on page 66 In assessing the severity of an impact, we consider the relative extent of the potential financial impact through business value drivers such as increased costs, loss of revenue, asset impairment and damage to brand or corporate reputation. In assessing the likelihood of an impact, we consider the potential probability that it will materialise based on current trends, forecasts and projections and levels of uncertainty. We have conducted a quantitative scenarios analysis for physical risks in both Europe and Africa. For transition risks and opportunities, their severity and likelihood has been assessed qualitatively across our selected scenarios and time horizons. We are working towards estimating the financial value at stake from climate-related risks across our global business, which will depend upon the completion of a fully quantitative scenarios analysis for both physical and transition risks. We aim to complete this quantitative scenarios analysis (including transition risks) within the coming year. 67 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Climate-related risk (continued) Our approach to climate-related risk assessment in Africa Vodacom Group publishes a standalone report disclosing details of our climate-related risk and opportunity assessment for our markets in Africa. Click to read Vodacom Group’s latest TCFD report: vodacom.com/reporting-centre Our 2023 analysis confirmed that our markets in Africa will be exposed to increased occurrence and severity of extreme weather events – with impacts already being felt today. Climate perils include increasing temperatures, drought conditions and increased rainfall, storm surges and cyclonic activity. For example, in March 2023 Cyclone Freddy (one of the most powerful and longest-lasting cyclones that has impacted Mozambique since the beginning of 2022) impacted our operations, workforce and assets. Similarly, Vodacom’s climate-related risk and opportunity analysis confirms that our business will be affected by transition risks in relation to evolving stakeholder expectations, policies and market evolution. Our approach to physical risk assessment in Europe This year, we completed a quantitative scenarios analysis of physical climate risks in Europe, which we commenced in 2022. Overall, this assessment involved screening over 650 assets across Spain, Italy, the UK, Germany and Greece, under both RCP 2.6 (early policy action scenario) and RCP 8.5 (no policy action scenario), to identify assets at ‘high’ or ‘very high’ risk of damage. We screened assets from three categories of our infrastructure asset portfolio, which are considered critical to our operations: – Low-rise structures such as offices and bunkers; – Control room assets such as technical buildings, warehouses and data centres; and – Station assets such as railway stations. The impact on the assets was assessed in relation to the following eight climate perils: 1. Coastal inundation 2. River flood 3. Surface-water flood 4. Extreme heat 5. Extreme wind 6. Wildfire 7. Freeze thaw 8. Drought-driven subsidence The nature and likelihood of the impact of the climate perils was modelled at a granular resolution based on external climate data sets, overlaid with the geolocation of each asset. The magnitude of the potential impacts was assessed based on the potential value at stake in terms of: – Damage ratio (average proportion of damage to an asset in a given year); – Expected cost of damage (financial cost of remedying damage sustained); and – Failure probability (annual probability of a climate hazard causing the asset to stop working). Between 6.6% and 7.0% of analysed sites were identified as being at ‘high’ or ‘very high’ risk of damage from climate perils by 2050 (rising to 7.2% to 8.1% by 2100), defined as: – High: Expected cost of damage notable, with potential cost implications; and – Very high: Widespread damage/disruption. The majority of value at stake resulting from climate perils across the asset portfolio is associated with the top 10 at-risk assets. Five of the assets at ‘high’ or ‘very high’ risk were selected for a deep dive analysis of potential operational and financial impacts, to understand the potential drivers of financial loss and mitigation actions. The most significant drivers contributing to the expected cost of damage for these assets were coastal inundation and riverine flooding. By 2100, in the scenario with no policy action, all five sites were also expected to be at high risk of operational failure due to extreme heat events. Findings from our 2022 physical risk assessment were reinforced by an additional study of physical risks conducted during FY24 with a particular focus on understanding implications for insurance of over 80 of our highest value assets. This year’s most recent study concurred with the findings of our 2022 physical risk assessment, highlighting the increased risk of flooding and heatwaves that could impact our operations in the long term. Our approach to transition risk assessment In FY24, we conducted qualitative scenarios analysis of transition risks across our global business, including both Europe and Africa. Based on desk research, industry peer comparison and expert insights, we identified 67 risks and opportunities that could be relevant to Vodafone Group. We shortlisted 28 of these for further analysis based on a preliminary screening of their relative potential severity, likelihood and time horizon of impact. Using insights from internal engagement with cross-functional stakeholders, the shortlist was synthesised into seven priority risks and opportunities. Five of which are related to the low carbon transition, which we consider could reasonably be expected to affect Vodafone Group’s prospects. Looking across three future scenarios, we conducted a qualitative analysis of the most significant transition risks and opportunities. We mapped out impact pathways to understand how the climate-related transition risks could lead to outcomes and impacts on Vodafone and their potential to result in financial impact (for example, through asset impairment, increased costs or loss of revenue). This included examining the potential impacts on our own operations and potential impacts on our suppliers, which could, in turn, affect the security of supply of goods and services to Vodafone. We assessed the extent to which the steps in the impact pathways could occur in a range of scenarios based on published research of future market, policy and legal and stakeholder sentiment trends and forecasts. The results of our qualitative scenarios analysis of transition risks and opportunities supplement the findings of our 2022 quantitative scenarios analysis of physical risks. In combination, these provide us with a reasonable and holistic view of how our highest priority climate-related risks and opportunities could play out over time. 68 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

(3) Manage As part of our enterprise risk management framework, climate change is discussed and prioritised, relative to other risks, during the principal risk assessment process. During FY24, climate change was consolidated as a sub-risk of ESG risk, in recognition that climate is one of several wider ESG risks that we intend to manage holistically. In addition, this aligns with our internal governance structures for ESG, which encompass all aspects of our Protecting the Planet and wider Purpose strategy. ESG risk was considered a watchlist risk, partly due to the time horizon of climate-related risk being mostly outside the immediate three-year business planning cycle. Read more about our ESG governance arrangements on page 33 We will continue to monitor ESG risk as this agenda continues to evolve in the coming years. In addition, due to the nature of the priority climate-related risks to our business and strategy, many elements are already captured in existing principal risks, such as extreme weather events leading to technology failure, adverse policy environment resulting in increased costs or increased energy costs arising due to adverse changes in macroeconomic conditions. This approach enables us to capture a more holistic picture of the climate-related risks, both in the short term and long term. As required by our risk management framework, once a risk is identified and assessed, a risk owner is responsible for developing and implementing the mitigating actions and controls. This year, we incorporated the key mitigating actions for our highest priority climate-related risks and opportunities into our CTP and assigned accountability to leaders in relevant business functions for managing and monitoring these. (4) Assure and monitor We use a three lines model, as detailed in the Group risk management framework, when managing risks. Relevant assurance providers, such as control owners in the first and second line, are responsible for reviewing the policies, procedures and other relevant information to check whether the controls are effective and update them as necessary. Read more about our Group risk management framework on pages 57-63 (5) Report As described in the Governance section of this report, reporting of our climate-related risks is integrated into our enterprise risk management framework and processes, which are overseen by ARC. The Group Risk team reports Vodafone’s principal risks, watchlist risks and emerging risks to the ExCo and the Board, including any material climate-related risks that are identified through risk analyses. During the year, if climate-related risks are identified at operational level, they are reported to the local risk and compliance committee within each market and escalated to the Group Risk and Compliance Committee if required. Read more about our climate governance arrangements on pages 64 to 65 Metrics and targets We have set targets to reduce GHG emissions from both our own operations and across our full value chain. In FY24, we set region-specific net zero targets for our operational emissions (Scope 1 and 2) in recognition that the transition pathway and challenges are fundamentally different in Europe and Africa. Although our transition pathways differ by region, we are retaining our overall near-term science-based target to reduce the emissions from our own operations (Scope 1 and 2) by at least 90% by 2030 across our global business, against a FY20 baseline. The Protecting the Planet section of our Annual Report, together with our ESG Addendum and Methodology document, details our approach to measuring and reducing GHG emissions. We measure and report our Scope 1, 2 and 3 emissions (including all 15 categories of Scope 3). We also have metrics in place to measure energy use; one of the key underlying factors in our exposure to climate-related transition risk. Read more about our climate metrics and targets in the Protecting the Planet section on page 38 to 42 Click to read our ESG Methodology document: investors.vodafone.com/esgmethodology Climate-related risk/opportunity metrics 2024 2023 2022 Total Scope 1 and Scope 2 emissions (market-based) (million tonnes CO2e)1 0.69 0.91 1.02 Scope 3 emissions (million tonnes CO2e)1,2 6.07 6.92 6.91 Energy use (gigawatt hours)1 5,217 5,052 4,926 Carbon enablement (million tonnes CO2e) 32.8 24.9 13.5 Notes: 1. Information relating to 2023 and 2022 has been restated to reflect portfolio changes completed during FY23 and FY24. 2. Data for 2022 and 2023 has been restated to reflect changes to our methodology for calculating Scope 3 emissions, see our ESG Addendum Methodology document for more information: investors.vodafone.com/esgmethodology. Climate-related considerations are factored into our executive remuneration, by way of an annual emission reduction target. This is linked to our near-term science-based target to reduce the emissions from our own operations (Scope 1 and 2) by at least 90% by 2030 across our global business, against a FY20 baseline. 3.3% of executive long-term incentive plan is linked to this climate metric. We continue to explore how we can integrate climate resilience into our reward structures, objectives and incentives. Read more about how ESG is incorporated into our remuneration policy on page 108 We continue to measure our exposure to physical risks, for example, the percentage of our high-value assets that are vulnerable to physical risks in Europe. We report annually on the carbon emissions avoided through the use of our digital solutions, which we consider to be one of our most significant climate-related commercial opportunities, known as ‘carbon enablement’. Read more about our targets for enablement on page 41 Whilst these are important steps forward on our climate-related risk disclosure journey, we recognise that we have not yet set targets or put metrics in place to measure our full suite of climate-related physical and transition risks. We remain committed to setting these metrics and targets in line with the refreshed list of our priority climate-related risks and opportunities. The establishment of metrics and targets will form part of the implementation of our transition plan, which commenced from 1 April 2024. We intend to develop metrics and targets within the coming year. Our transition plan also outlines the areas of uncertainty, dependency on key external factors and risks to the delivery of our targets. Currently, we are also considering the opportunity to use an internal carbon price as part of our decision-making. An internal carbon price puts a financial value on the climate impact of our business decisions (such as purchasing goods or undertaking capital projects). We have begun to explore potential options for an internal carbon price, for evaluation and possible implementation in future years. 69 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

6 5 2 8 5 3 3 Environmental, social and governance Political/ regulatory Technology/ telecoms Emerging Media markets Consumer Finance goods and services/ marketing Skills and expertise of Non-Executive Directors Leadership, governance and engagement Membership and attendance The table below details the Board and Committee meeting attendance during the year to 31 March 2024. The number of attendances is shown next to the maximum number of meetings each Director was entitled to attend. Ad hoc meetings of the Board and its Committees were also held as required during the year. Name Board Nominations and Governance Committee Audit and Risk Committee Remuneration Committee ESG Committee Technology Committee Stephen Carter 7/7 3/41 – – – 2/31 Delphine Ernotte Cunci 7/7 – – 5/5 – 3/3 Sir Crispin Davis2 2/2 2/2 – – – – Margherita Della Valle 7/7 – – – – – Michel Demaré 6/73 4/4 4/53 5/5 – – Hatem Dowidar4 1/1 1/1 – – – – Dame Clara Furse2 2/2 – – 2/2 – – Valerie Gooding2 2/2 2/2 – 2/2 – – Deborah Kerr 7/7 – 5/5 – – 3/3 Luka Mucic5 5/5 – – – – – Amparo Moraleda 7/7 – 1/16 3/36 2/2 – David Nish 6/77 2/28 5/5 – – – Christine Ramon 7/7 – 5/5 – 2/29 – Simon Segars 7/7 – – – 1/210 3/3 Jean-François van Boxmeer 7/7 4/4 – – 2/211 – Notes: 1. Stephen Carter was unable to attend one scheduled meeting of the Nominations and Governance Committee and one scheduled meeting of the Technology Committee due to a scheduling conflict. 2. Sir Crispin Davis, Dame Clara Furse and Valerie Gooding stepped down from the Board at the conclusion of the AGM on 25 July 2023. 3. Michel Demaré was unable to attend one scheduled meeting of the Board and one scheduled meeting of the Audit and Risk Committee due to a scheduling conflict. 4. Hatem Dowidar was appointed as a Non-Executive Director of the Board and joined the Nominations and Governance Committee on 19 February 2024. 5. Luka Mucic was appointed as Group Chief Financial Officer on 1 September 2023. 6. Amparo Moraleda ceased to be a member of the Audit and Risk Committee and was appointed Chair of the Remuneration Committee on 25 July 2023. 7. David Nish was unable to attend one scheduled meeting of the Board due to a scheduling conflict. 8. David Nish joined the Nominations and Governance Committee on 25 July 2023. 9. Christine Ramon joined the ESG Committee on 25 July 2023. 10. Simon Segars was unable to attend one scheduled meeting of the ESG Committee due to ill health. 11.Jean-François van Boxmeer joined the ESG Committee on 25 July 2023. Tenure 1 9 2 0-3 years 7-10 years 4-6 years Male Female 7 5 Independence 1 8 2 1 Independent NED Chair Non-independent Independent Executive White Ethnically diverse 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 11 10 10 12 12 11 11 10 10 1 1 11 1 1 2 1 1 2 1 Chair Chief Executive Male Female Senior Independent Director Chief Financial Officer The Nominations and Governance Committee regularly reviews the Board’s composition with a view to ensuring a diverse mix of backgrounds, skills, knowledge and experience as well as deep expertise in technology and telecommunications. Each year, the Board monitors and improves its performance by conducting an annual performance review. Tenure Independence Gender diversity Senior Board positions Ethnicity Skills and expertise of Non-Executive Directors Note: As at 31 March 2024 70 Vodafone Group Plc Annual Report 2024 Strategic report Governance Financials Other information

Committee activities Board evaluation Progress in the year The FY24 Board evaluation reported improvements had been achieved in: – Leadership: In July 2023, the appointment of Luka Mucic from 1 September 2023 as the Chief Financial Officer was announced. The Nominations and Governance Committee and the Board have also considered succession planning at a number of meetings. – Operational performance: The Board spent a full day in September 2023 focusing on the Group’s three strategic priorities and the initiatives supporting them. Additional sessions and updates on these initiatives featured in the remaining FY24 Board meetings including a deep dive into the satellite strategy and an update on deep detractor reductions. – Technology: In May 2023, the Board approved the establishment of the Technology Committee. The Committee has met three times during FY24 and focused on the current technology strategy including deep dives and the budgeting process for FY24. Read more on pages 84-85 Nominations and Governance Committee In addition to keeping under review developments in corporate governance and the Company’s responses to them, the Nominations and Governance Committee makes recommendations to the Board about Board composition and ensures Board diversity and the necessary balance of skills. The Committee recognises the need to anticipate the skills and attributes that will be needed on the Board as the Company develops. Committee focus during FY24 was on the appointment of the Group Chief Executive and the Group Chief Financial Officer, the establishment of the Technology Committee, and Board Committee composition following the departure of long-standing Non-Executive Directors at the conclusion of the 2023 AGM. The Committee has also spent time reviewing the bench strength of management. Read more on pages 86-88 Board changes Luka Mucic joined the Board as Group Chief Financial Officer on 1 September 2023. Luka brings extensive financial and international business experience. He has a strong record of international leadership, corporate repositioning and value creation that will support the strategic aims of the Group. Click or scan to watch the Group Chief Financial Officer, Luka Mucic, explain his role: investors.vodafone.com/videos Technology Committee The Committee oversees the technology strategy and how it supports the overall Company strategy. The Committee monitors progress against the strategy and assesses technology risks and industry trends. It also keeps technology development under review and explores innovations that enable future growth. Click or scan to watch the Chair of the Technology Committee, Simon Segars, explain his role: investors.vodafone.com/videos Read more on page 95 To operate efficiently and to ensure matters are given the right level of focus, the Board delegates some of its responsibilities to its Committees. These provide focused oversight on: Board composition, performance, and succession planning; financial reporting, risk, internal processes and controls; remuneration practices; environmental, sustainability and governance topics; and technology strategy. Audit and Risk Committee The Committee oversees the Group’s financial reporting, risk management, internal control and assurance processes, and the external audit. This includes in-depth reviews of our principal risks, the review of our Annual Report and a programme of deep dives across multiple business units with a focus on the risk and control environment. The Committee also monitors the activities and effectiveness of the internal audit function and has primary responsibility for overseeing the relationship with the external auditor. Deep-dive topics during FY24 included reviews of adverse changes in macroeconomic conditions, disintermediation risk, adverse political and policy environment, strategic transformation, cyber threats, supply chain disruption, technology, data management and privacy. Entity deep-dives included the cluster of markets within the Other Europe segment, Vodafone Spain, Vodafone Germany, Vodafone UK, Vantage Towers and Vodafone Business. The Committee also has joint responsibility, with the ESG Committee, for reviewing the appropriateness and adequacy of ESG disclosures provided within the Annual Report and the ESG Addendum, including approving its content. Click or scan to watch the Chair of the Audit Committee, David Nish, explain his role: investors.vodafone.com/videos Read more on pages 89-94 ESG Committee The ESG Committee provides oversight of Vodafone’s Environmental, Social and Governance (‘ESG’) programme and monitors the purpose agenda in relation to empowering people, protecting our planet and ensuring that Vodafone acts with integrity. Committee focus during the year was on the refreshment of our purpose agenda to create a digital society. The Committee also reviewed the ESG strategy and its evolution since the establishment of the Committee in 2021, and undertook a full review of the ESG reporting disclosures. Click or scan to watch the Chair of the ESG Committee, Amparo Moraleda, explain her role: investors.vodafone.com/videos Read more on pages 96-97 Read more on pages 98-118 Remuneration Committee The Remuneration Committee sets, assesses and recommends for shareholder approval the Remuneration Policy for Executive Directors, sets the remuneration of the Executive Directors and approves the remuneration of the Chair of the Board and members of the Executive Committee. It also reviews remuneration arrangements across the Group to ensure they are aligned with our strategy, support our purpose and celebrate the ‘Spirit of Vodafone’. Fair Pay principles: 1. Market-competitive 4. Share in our successes 2. Free from discrimination 5. Provide benefits for all 3. Provide a good standard of living 6. Open and transparent 71 Vodafone Group Plc Annual Report 2024 Strategic report Governance Financials Other information

Dear shareholders, On behalf of the Board, I am pleased to present the Corporate Governance Report for the year ended 31 March 2024. This report provides details about the Board and an explanation of our individual roles and responsibilities. It also provides an insight into the activities of the Board and Committees over the year and how we seek to ensure the highest standards of corporate governance remain embedded throughout the Company, underpinning and supporting our business and the decisions we make. The year in review In May 2023, we set out a new roadmap for Vodafone, based on our need to change and focus on three priorities: Customers, Simplicity and Growth. Since then we have seen Vodafone’s transformation progress, and I would like to give great thanks to my fellow Directors, the executive team, and the people of Vodafone for their spirit, ambition and hard work. There is much more that needs to be done for us to achieve our ambition of being a best-in-class telco in Europe and Africa, as well as the leading platform for business in Europe, but I am confident we are on the right trajectory. Strategic Transformation This financial year has seen a lot of transactional activity for Vodafone. In May 2023, we announced entering into a strategic partnership and Relationship Agreement with Emirates Telecommunications Group Company PJSC (‘e&’), establishing e& as a cornerstone shareholder of the Company. The strategic relationship enables collaboration across a broad range of growth areas. Under the terms of the Relationship Agreement, the Group Chief Executive Officer of e&, Hatem Dowidar, joined the Vodafone Board as a Non-Executive Director on 19 February 2024. The e& Group Chief Executive will have the right to be an appointed Non-Executive Director, subject to shareholder approval, for as long as e& maintains its current shareholding of 14.6%. In June 2023, we announced entering into a binding agreement with Hutchison Group Telecom Holdings Limited in relation to a combination of our UK telecommunication businesses, Vodafone UK and Three UK. If approved, this merger will be great for customers, great for the country and great for competition. It is transformative and will create a best-in-Europe 5G network. In October 2023 we announced the sale of Vodafone Spain, which subsequently completed on 31 May 2024, which we believe is a key step in right-sizing our portfolio for growth and will enable us to focus our resources in markets with sustainable structures and sufficient local scale. In November 2023, we announced a strategic partnership with Accenture to accelerate the commercialisation of our shared operations to advance growth, enhance customer service and drive significant efficiencies for Vodafone’s operating companies and partner markets, as well as create new career opportunities for our people. On 16 January 2024, we signed a 10-year strategic partnership with Microsoft to bring generative AI, digital services and the cloud to more than 300 million businesses and consumers. On 15 March 2024, we announced the sale of Vodafone Italy to Swisscom AG and a broad review of our capital allocation considering the investment profile of the Group’s strategy within its reshaped footprint. The capital allocation review concluded that country-level capital intensity would be broadly maintained at existing levels, a robust balance sheet would be maintained with a new leverage policy and the ordinary dividends would be rebased to 4.5 eurocents per share from FY25 onwards. On 14 May 2024, the Group announced that it would commence an initial €500 million share buyback programme, starting on 15 May 2024, as part of plans to return €2.0 billion over 12 months. These transactions formed part of Vodafone’s transformational progress, with the sale of Vodafone Italy being the last step in our portfolio transformation, helping us to move forward with our roadmap and achieve our ambition. Board composition Executive Directors Luka Mucic joined the Board as Group Chief Financial Officer on 1 September 2023 following an extensive external recruitment process with the support of Egon Zehnder, an independent external search firm. The Board and I have been impressed with the pace with which Luka has got to grips with the Company and the strong relationship he and Margherita are building. The appointment of Luka enabled Margherita Della Valle to fully transition into her role as Group Chief Executive. During the year, Margherita has continued to demonstrate her strong capabilities in being able to lead the necessary transformation of Vodafone. Non-Executive Directors As I discussed in last year’s report, there were a number of scheduled changes in the composition of our Non-Executive Directors expected during FY24, with the retirement of Valerie Gooding, Sir Crispin Davis and Dame Clara Furse. David Nish was appointed Senior Independent Director, Amparo Moraleda was appointed Remuneration Committee Chair and Delphine Ernotte Cunci and Christine Ramon were appointed Workforce Engagement Leads. Following Hatem Dowidar’s appointment earlier this year, he has begun a full induction programme, including meetings with executives leading our businesses and functions. The Board and Nominations and Governance Committee anticipate scheduled retirements in FY25 and, therefore, already have a renewed focus on succession planning. We will continue to closely monitor the diversity and skill sets needed to drive the Company forward. Diversity Our commitment to having a Board diverse in all aspects firmly remains. The Nominations and Governance Committee continues to support the Board in monitoring requirements and best practices. We are proud to meet gender targets requiring Boards to comprise of at least 40% women. This includes our Group Chief Executive, Margherita Della Valle. We also exceed the Parker Review target to have at least one Director from a minority ethnic group. Beyond the Board, you may recall that last year we announced the introduction of a new ethnic diversity target, for 25% of our global senior leadership to be from ethnically diverse backgrounds by 2030. We are making great progress towards this target. Skills The changes in composition in the year have bolstered the Board and demonstrated that diversity, skills and knowledge are effectively regarded when composition is considered. The Board and I believe our composition, with highly relevant sector expertise, makes us well placed to advise and provide management oversight. On 10 May 2023, the Board approved the creation of a Technology Committee to oversee the technology strategy and how it supports the overall Company strategy. The Committee was established on 25 July 2023 and has already proved to be a significant enhancement to our governance structure. Evaluation For the second year in a row, the Board undertook an internal evaluation which I led with support from the Group General Counsel and Company Secretary. Individual Directors were invited to complete a self-assessment questionnaire as well as speaking with me We take our commitment to strong and robust corporate governance seriously Chair’s governance statement 72 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Compliance with the 2018 UK Corporate Governance Code (the ‘Code’) In respect of the year ended 31 March 2024, Vodafone Group Plc was subject to the Code (available from www.frc.org.uk). The Board is pleased to confirm that Vodafone applied the principles and complied with all the provisions of the Code throughout the year. Further information on compliance with the Code can be found as follows: one-on-one. In a change from prior years, response was also sought from the Group General Counsel and Company Secretary. I am delighted to report there was a clear consensus that the Board is very effective in working together as a cohesive unit and continues to improve following the changes made during the year. A number of strengths were identified as well as key areas for focus during the year ahead. Executive Committee composition With effect from 1 April 2024, we made a number of changes to our Executive Committee. Ahmed Essam was appointed Executive Chairman Vodafone Germany and CEO European Markets, Serpil Timuray was appointed CEO Vodafone Investments, and Philippe Rogge stood down from his role as CEO Vodafone Germany and as a member of the Group Executive Committee, leaving Vodafone. Marcel de Groot was appointed CEO Vodafone Germany and Max Taylor appointed CEO Vodafone UK. Both Marcel and Max report to Ahmed Essam but are not members of the Executive Committee, Marika Auramo has been appointed CEO of Vodafone Business and a member of Vodafone’s Executive Committee, with effect from 1 July 2024. Marika will take over from Giorgio Migliarina, who has successfully led Vodafone Business as interim CEO since Vinod Kumar’s departure on 31 December 2023. Stakeholder engagement The Board is committed to understanding the views of all of Vodafone’s stakeholders to inform the decisions that we make. We recognise that Vodafone’s success is dependent on the Board taking decisions for the benefit of our shareholders and in doing so having regard to all our stakeholders. Throughout the year, I have met with institutional shareholders both virtually and in person. In March 2024, I had individual meetings with a number of the Company’s largest shareholders and engaged on topics such as capital allocation, Board composition and the shape of the Group. Further resources were made available to individual shareholders during the year, such as online presentations hosted by the UK Individual Shareholders Society. I have also met senior political leaders in both my role as Vodafone Chair and as the Chair of the European Round Table for Industry. These include presidents and prime ministers across our markets and in key international organisations such as the European Commission. The Board received an update on the investor perception study completed during the year. The Board understands the importance of culture and setting the tone of the organisation from the top and embedding it throughout the Group. We refer to our culture as the ‘Spirit of Vodafone’. It is a key component of our strategic, organisational and digital transformation. The aim of our people strategy is to create an environment where growing never stops and everyone can truly belong, innovate and fulfil their potential. The Board receives regular updates on employee engagement and the ‘Spirit of Vodafone’, which enables it to make informed decisions where appropriate. During the year, in their roles as Workforce Engagement Leads, Delphine Ernotte Cunci and Christine Ramon gathered the views of employees through employee consultative committees across our European and African markets. Key discussion topics included customer experience, and personal development and reskilling opportunities. The Annual General Meeting (‘AGM’) in 2023 was held at Vodafone UK’s headquarters in Newbury, Berkshire and was available to watch live via a webcast for those shareholders who were unable to attend in person. Shareholders were able to pre-submit questions or, if attending in person, ask questions on the day, for consideration by the Directors at the meeting. We intend to hold the 2024 AGM in the same format. Click to read more about the AGM: vodafone.com/agm Disclosure Guidance and Transparency Rules We comply with the Corporate Governance Statement requirements pursuant to the FCA’s Disclosure Guidance and Transparency Rules by virtue of the information included in this ‘Governance’ section of the Annual Report together with information contained in the ‘Shareholder information’ section on pages 249 to 254. Board leadership and Company purpose Read more Long-term value and sustainability 32-56, 63 Culture 15-20, 44, 80 Shareholder engagement 12-14, 73, 82 Other stakeholder engagement 12-14, 73, 80, 82 Conflicts of interest 87 Role of the Chair 75 Division of responsibilities Non-Executive Directors 75-78 Independence 70, 87 Composition, succession and evaluation Appointments and succession planning 71-72, 86, 88 Skills, experience and knowledge 70, 72, 76-78 Length of service 70, 76-78 Evaluation 71-73, 84-85 Diversity 15-16, 70, 72, 83, 87-88 Audit, risk and internal control Committee 89-94 Integrity of financial statements 63, 90-94, 124 Fair, balanced and understandable 91, 123-124 Internal controls and risk management 93 External auditor 94 Principal and emerging risks 57-69, 90, 93 Remuneration Policies and practices 98-118 Alignment with purpose, values and long-term strategy 98-118 Independent judgement and discretion 99, 101, 107 The year ahead A key focus for the Board and I for FY25 will be on succession planning in anticipation of upcoming scheduled retirements, whilst also continuing to support Luka, Margherita and Hatem in their new roles. In addition, the Board will continue to drive for sustainable value creation and monitor the Company’s progress on the execution of Vodafone’s strategy focusing on Customers, Simplicity and Growth. The Board will keep the Group’s strategy under review, adapting it to anticipate or respond to opportunities and risks in the markets in which we operate. Thank you for your continued support. /s/ Jean-François van Boxmeer Jean-François van Boxmeer Chair of the Board 73 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Our governance structure The Board Responsible for the overall conduct of the Group’s business including: our long-term success; setting our purpose; monitoring culture, values, standards and strategic objectives; reviewing our performance; and maintaining positive dialogue with our stakeholders. The Board has established five formal Committees to focus on specific areas. These are outlined in further detail below: Governance Executive Committee Focuses on strategy implementation, financial and competitive performance, commercial and technological developments, succession planning and organisational development. The Committee has established a number of additional management committees including: Click to read more about the Executive Committee: vodafone.com/exco – Disclosure Committee – Risk and Compliance Committee – ESG and Reputation Steering Committee The Board The Board comprises the Chair, Senior Independent Director, Non-Executive Directors, the Group Chief Executive and the Group Chief Financial Officer. Our Non-Executive Directors bring independent judgement, and wide and varied commercial, financial and industry experience to the Board and Committees. A summary of each role can be found overleaf on page 75 Biographies of Board members can be found on pages 76-78 Board meetings are structured to allow open discussions. At each meeting, the Directors are made aware of the key discussions and decisions of the principal Committees by the respective Committee Chairs. Minutes of Board and Committee meetings are circulated to all Directors after each meeting. Read more about the Board’s activities during the year on pages 81-83 The Board is collectively responsible for ensuring leadership through effective oversight and review. It sets the strategic direction with the goal of delivering sustainable stakeholder value over the longer term and has oversight of cultural and ethics programmes. The Board’s responsibility includes delivery of strategy and business performance. The Board also oversees the implementation of risk assessment systems and processes to identify, manage and mitigate Vodafone’s principal risks. It is also responsible for matters relating to finance, audit and internal control, reputation, listed company management, corporate governance, remuneration and effective succession planning, much of which is overseen through its principal Committees. The Executive Committee The Executive Committee comprises Margherita Della Valle, the Group Chief Executive, and Luka Mucic, Group Chief Financial Officer, together with a number of senior executives responsible for global commercial operations, human resources, technology, external affairs and legal matters. Committee members also include the Executive Chairman Vodafone Germany and CEO European Markets, CEO Vodafone Investments, CEO Vodacom Group, and Chief Commercial Officer and CEO Vodafone Italy. Led by the Group Chief Executive, the Executive Committee and other management committees are responsible for making day-to-day management and operational decisions, including implementing strategic objectives and empowering competitive business performance in line with established risk management frameworks, compliance policies, internal control systems and reporting requirements. Details of the Executive Committee members and their range of experience, skills and expertise can be found on page 79. Some members also hold external non-executive directorships, giving them valuable board experience. Biographies of the Executive Committee can be found on page 79 Click to read more about the responsibilities of each Board Committee: vodafone.com/board-committees Nominations and Governance Committee Evaluates Board composition and ensures Board diversity and a balance of skills. Reviews Board and Executive Committee succession plans to maintain continuity of skilled resources. Oversees matters relating to corporate governance. ESG Committee Oversees the ESG programme and monitors the purpose agenda in relation to empowering people, protecting our planet and ensuring that Vodafone acts with integrity. Monitors progress against key performance indicators and external ESG index results. Oversees progress on ESG commitments and targets. Technology Committee Supports the Board with fulfilling its oversight of the Company, specifically how technology underpins Company strategy, including assessing risks and exploring innovations for future growth. Monitors technology development, innovation, risks, disruptors and mitigations. Reviews technology supply chains, partnerships and external relationships. Remuneration Committee Sets, reviews and recommends the policy on remuneration of the Chair, executives and senior management team. Monitors the implementation of the Remuneration Policy. Oversees general pay practices across the Group. Audit and Risk Committee Reviews the adequacy of the Group’s system of internal control, including the risk management framework and related compliance activities. Monitors the integrity of financial statements, reviews significant financial reporting judgements, and advises the Board on fair, balanced and understandable reporting and the long-term viability statement. The Committee also has joint responsibility, with the ESG Committee, for reviewing the appropriateness and adequacy of ESG disclosures provided within the Annual Report and the ESG Addendum, including the approval of their content. – AI Governance Board – Simplicity Board – Capital Decision Board – Business Decision Board – National Security Committee 74 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Division of responsibilities Chair Jean-François van Boxmeer – Leads the Board, sets each meeting agenda and ensures the Board receives accurate, timely and clear information in order to monitor and challenge management, guiding them and the Board to take sound decisions; – Promotes a culture of open debate between Executive and Non-Executive Directors and holds meetings with the Non-Executive Directors without the Executive Directors present; – Regularly meets with the Group Chief Executive and other senior management to stay informed; – Ensures effective communication with shareholders and other stakeholders; – Promotes high standards of corporate governance and ensures Directors understand the views of the Company’s shareholders and other key stakeholders, and the section 172 Companies Act 2006 duties; – Promotes and safeguards the interests and reputation of the Company; and – Represents the Company to customers, suppliers, governments, shareholders, financial institutions, the media, the community and the public. Senior Independent Director David Nish – Provides a sounding board for the Chair and acts as a trusted intermediary for the Directors as required; – Meets with the Non-Executive Directors (without the Chair present) when necessary and at least once a year to appraise the Chair’s performance, and communicates the results to the Chair; and – Together with the Nominations and Governance Committee, leads an orderly succession process for the Chair. Workforce Engagement Leads Delphine Ernotte Cunci and Christine Ramon – Engage with the workforce in key regions where the Group operates, answer direct questions from workforce-elected representatives, and provide the Board with feedback on the content and outcome of those discussions. Non-Executive Directors – Monitor and challenge the performance of management; – Assist in development, approval and review of strategy; – Review Group financial information and provide advice to management; – Engage with stakeholders and provide insight as to their views, including in relation to the workforce and the culture of Vodafone; and – As part of the Nominations and Governance Committee, review the succession plans for the Board and key members of senior management. Company Secretary Maaike de Bie – Ensures the necessary information flows between the Board and Committees, and between senior management and Non-Executive Directors, in a timely manner; – Supports the Chair in ensuring the Board functions efficiently and effectively, and assists the Chair with organising Director induction and training programmes; – Provides advice and keeps the Board updated on all corporate governance developments; and – Is a member of the Executive Committee. Group Chief Executive Margherita Della Valle – Provides leadership of the Company, including representing the Company to customers, suppliers, governments, shareholders, financial institutions, employees, the media, the community and the public, and enhances the Group’s reputation; – Leads the Executive Directors and senior management team in running the Group’s business, including chairing the Executive Committee; – Develops and implements Group objectives and strategy having regard to shareholders and other stakeholders; – Recommends remuneration, terms of employment and succession planning for the senior executive team; – Manages the Group’s risk profile and ensures appropriate internal controls are in place; – Ensures compliance with legal, regulatory, corporate governance, social, ethical and environmental requirements and best practice; and – Ensures there are effective processes for engaging with, communicating with, and listening to, employees and others working for the Company. Chief Financial Officer Luka Mucic – Supports the Chief Executive in developing and implementing the Group strategy; – Leads the global finance function and develops key finance talent; – Ensures effective financial reporting, processes and controls are in place; – Recommends the annual budget and long-term strategic and financial plan; – Oversees Vodafone’s relationships with the investment community; and – Leads on supply chain management, including the Vodafone Procurement Company. Click to read more about the Board’s role and responsibilities, matters reserved and the terms of reference for each Board Committee: vodafone.com/board Read more about our Board Committees, together with details of their activities, on pages 86-118 75 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Governance (continued) Our Board Committee key A Audit and Risk Committee E ESG Committee N Nominations and Governance Committee R Remuneration Committee T Technology Committee Solid background signifies Committee Chair Our business is led by our Board of Directors. Biographical details of the Directors as at 14 June 2024 are provided below. Click to find full biographical information for the Directors: vodafone.com/board External appointments listed are only those required to be disclosed pursuant to Listing Rule 9.6. Jean-François van Boxmeer N E Chair – Independent on appointment Tenure: 3 years Career and experience: Jean-François was the Chief Executive of Heineken for 15 years, having been with the company for 36 years. Jean-François held a number of senior roles in Africa and Europe before joining Heineken’s Executive Board in 2001 with worldwide responsibility for supply chain and technical services, as well as regional responsibility for the operating businesses in North-West Europe, Central and Eastern Europe and Sub-Saharan Africa. Skills and attributes which support strategy and long-term success: – Extensive international experience in driving growth through both business-to-business and business-to-consumer business models, both of which are integral components of the Company’s strategy and long-term success. – Exposure to overseeing the management of complex and far-reaching transformational projects, including specific hands-on experience of the countries in which the Company operates. – Skilled communicator with a strong track record of developing stakeholder relations and overseeing governance in the context of a large global organisation, which, in his capacity as Chair of the Board, continues to be of great value to the Company. External appointments: – Heineken Holding N.V., non-executive director Margherita Della Valle Group Chief Executive – Executive Director Tenure: 1 year (as Group Chief Executive) Career and experience: In addition to her role as Group Chief Financial Officer which she held since 2018, Margherita Della Valle was initially appointed Group Chief Executive on an interim basis, effective 1 January 2023. On 27 April 2023, we announced the permanent appointment of Margherita as Group Chief Executive with immediate effect. Margherita continued to serve as Group Chief Financial Officer until Luka Mucic was appointed on 1 September 2023. Margherita’s previous roles within Vodafone were Deputy Chief Financial Officer from 2015 to 2018, Group Financial Controller, Chief Financial Officer for Vodafone’s European region and Chief Financial Officer for Vodafone Italy. She joined Omnitel Pronto Italia – which later became Vodafone Italy – in 1994 and held key senior positions in consumer, marketing, business analytics and customer base management before moving to finance. After moving to a Group finance position in 2007, Margherita established a number of shared operations functions, which now employ over 31,700 people and provides a portfolio of services spanning IT operations, customer care, supply chain management, human resources and finance operations to 28 partners in other markets. Skills and attributes which support strategy and long-term success: – Strong commercial and operational leadership with expert knowledge of the global telecommunications landscape after close to three decades of direct industry experience. – Considerable corporate finance and accounting experience, translating into expert knowledge of capital allocation, operational efficiency and investment appraisal. – After almost 30 years at Vodafone, Margherita has a strong personal affiliation and understanding of the Company’s culture and values, which help her represent the Company to all stakeholders and develop and implement the strategy. – Proven record of developing the next generation of talent, including senior leadership within Vodafone and more broadly through her founding of NXT GEN Women in Finance, an initiative where European Chief Financial Officers identify, mentor and promote rising female stars in finance. External appointments: – Reckitt Benckiser Group plc, non-executive director and member of the audit committee Luka Mucic Group Chief Financial Officer – Executive Director Tenure: <1 year Career and experience: Luka was appointed Group Chief Financial Officer and a member of the Vodafone Group Plc Board on 1 September 2023. Previously Luka was the Chief Operating Officer of SAP SE from 2014-2017 and its Chief Financial Officer from 2014 until 31 March 2023. During these roles, he was responsible for SAP’s groupwide finance, legal, data protection, procurement, audit, risk management, security, IT, and process management functions. Luka began his career at SAP in 1996 and has held a series of management positions within the global finance and administration division. He assumed responsibility for M&A projects, as well as for the global risk management function of SAP and the legal department of SAP Markets Europe. After serving as CFO of SAP’s DACH region (comprising Germany, Austria and Switzerland) from 2008 to 2012, he became Head of Global Finance and a member of SAP’s Global Managing Board in 2013. Luka also oversaw SAP’s sustainability efforts and was responsible for SAP’s Taulia and SAP Signavio business units. Skills and attributes which support strategy and long-term success: – Strong commercial and operational leadership with expert knowledge of the global finance landscape. – A background in finance, legal, audit, risk management and IT allow Luka to be a balanced and highly knowledgeable Executive Director in technical Board discussions. External appointments: – Heidelberg Materials AG, supervisory board member Stephen A. Carter CBE N T Non-Executive Director Tenure: 1 year Career and experience: Since becoming Group CEO of Informa plc in 2013, Stephen has led Informa plc through a transformation into an international leader in B2B events, digital services and academic markets. Prior to Informa, Stephen was President and Managing Director at Alcatel-Lucent, where he played a key role in restructuring the business, and investing in next-generation mobile network equipment and product development delivery. Stephen also served a term as the founding CEO of Ofcom, the UK’s telecommunication regulator, where he 76 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Committee key A Audit and Risk Committee E ESG Committee N Nominations and Governance Committee R Remuneration Committee T Technology Committee Solid background signifies Committee Chair brought together five different regulatory authorities. After Ofcom, Stephen served as Chief of Strategy to the UK’s Prime Minister, and then as a Minister of State for Communications, Technology & Broadcasting. Stephen later served as a non-executive director for the Department for Business, Energy and Industrial Strategy from 2016-2020. Skills and attributes which support strategy and long-term success: – Track record of value creation, with specific experience in the telecoms and media sectors. – Experience in public policy, government affairs and regulatory engagement, which is invaluable in relation to the highly regulated environment within which the Company operates. External appointments: – Informa plc, group chief executive Michel Demaré A N R Non-Executive Director Tenure: 6 years Career and experience: Michel began his career at Continental Bank SA, Belgium, before spending 18 years with The Dow Chemical Company in several finance and strategy responsibilities in Benelux, France, the US and Switzerland. He was Chief Financial Officer Europe for Baxter International from 2002 to 2005, and Chief Financial Officer at ABB Group from 2005 to 2013. He also served as Interim CEO of ABB during 2008. He was independent vice-chairman at UBS Group from 2009 to 2019, and vice-chairman/chairman of Syngenta AG from 2013 to 2017. Skills and attributes which support strategy and long-term success: – Proven multinational business leader with substantial international finance, strategy and M&A experience. – Highly skilled in governance and corporate stewardship, which Michel brings both to the Board and to each of the Committees of the Company on which he sits. External appointments: – AstraZeneca plc, non-executive chair, chair of the nomination and governance committee and member of the remuneration committee Hatem Dowidar N Non-Executive Director Tenure: <1 year Career and experience: Hatem was appointed a Non-Executive Director and a member of the Vodafone Group Plc Board on 19 February 2024. Hatem brings 30 years of experience in multinational companies and more than 24 years of these within the telecommunications industry across various leadership positions. Hatem initially began his career in AEG/ Deutsche Aerospace (Daimler Benz Group) in Egypt, before moving into marketing at Procter & Gamble, where he held several managerial roles. Prior to joining e& Group in September 2015, initially as Group Chief Operating Officer before being appointed Group Chief Executive Officer, Hatem held various leadership positions at Vodafone including Group Chief of Staff, Group Core Services Director, CEO of Vodafone Egypt and CEO of Partner Markets. Skills and attributes which support strategy and long-term success: – Highly skilled strategist and visionary, with experience leading several ground-breaking strategic programmes. – Extensive corporate governance experience through representation as chair and board member on several corporate boards within and outside the telecommunications industry. External appointments: – Etihad Etisalat Company (Mobily), non-executive director1 – Maroc Telecom, non-executive director1 – BlackRock Frontiers Investment Trust Plc, non-executive director Note: 1. Please note these external appointments are part of the e& Group. Delphine Ernotte Cunci R T Non-Executive Director and Workforce Engagement Lead Tenure: 1 year Career and experience: Since 2015, Delphine has been President of France Télévisions, the French national public television broadcaster. Her mandate was extended in 2020, the first time this has happened to an incumbent President. Prior to that, Delphine spent 26 years at Orange S.A., where she became Deputy CEO in 2010 and led the successful turnaround of Orange France. Skills and attributes which support strategy and long-term success: – Considerable experience in the telecoms sector and, more recently, in media and technology, which enhances Board understanding of trends relevant to the Company’s operations and the wider European regulatory environment. – Delphine’s engineering background and distinguished career at Orange provide relevant knowledge and experience to the Board’s evaluation of specific opportunities within the telecoms and connectivity space. Deborah Kerr A T Non-Executive Director Tenure: 2 years Career and experience: Deborah is Managing Director at Warburg Pincus, where she serves as Co-head of Value Creation. Deborah has previously held senior executive roles and non-executive appointments across a range of sectors, including senior executive roles at Sabre, the travel technology company, Fair Isaac Corp, the data analytics business, and Hewlett-Packard Company, where she was Chief Technology Officer for HP’s Enterprise Services operations. Deborah was a non-executive director of EXLservice Holdings Inc, the business process solutions company, and Chico’s FAS, Inc. Deborah has also held non-executive roles at International Airline Group, the airline conglomerate, DH Corporation, a global fintech solutions and service provider, and Mitchell International Inc, a privately owned global technology business. Skills and attributes which support strategy and long-term success: – A wealth of technological expertise, including an understanding of complex digital transformations, which continues to be central to the next phase of the Company’s growth. – Detailed knowledge of the technology market, which, in the context of her role as a member of the Audit and Risk Committee, affords insights into the risk profile of the Company as well as the sectors and markets within which it operates. External appointments: – NetApp, INC, non-executive director and member of the audit committee 77 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Governance (continued) Committee key A Audit and Risk Committee E ESG Committee N Nominations and Governance Committee R Remuneration Committee T Technology Committee Solid background signifies Committee Chair Maria Amparo Moraleda Martinez R E Non-Executive Director Tenure: 6 years Career and experience: Amparo joined IBM in 1988 and spent more than 20 years with the company, becoming President of IBM Southern Europe in 2005. In 2009, Amparo joined Iberdrola S.A. where she was Chief Operating Officer of the International Division until 2012. Amparo is a member of the Royal Academy of Economic and Financial Sciences and was inducted into the Women in Technology International Hall of Fame in 2005. Skills and attributes which support strategy and long-term success: – A background in engineering, IT and technology equip Amparo with significant experience and the ability to provide valuable contributions during technical Board discussions. – Corporate social responsibility experience and her experience as a champion of inclusion and diversity are significant assets in the context of her role as Chair of the Company’s ESG Committee. External appointments: – Airbus Group, senior independent director, chair of remuneration, nominations and governance committee and member of ethics, compliance & sustainability committee – CaixaBank, non-executive director and chair of appointments and sustainability committee – A.P. Moller-Maersk, non-executive director, chair of the ESG committee and member of the audit committee David Nish A N Non-Executive Director and Senior Independent Director Tenure: 8 years Career and experience: David was Group Finance Director of Scottish Power Plc from 1999 to 2005 having joined the company as Deputy Finance Director in 1997. Additionally, he was the Chief Executive Officer of Standard Life Plc from January 2010 to September 2015 having joined the company as Group Finance Director in November 2006. David was also a former Partner at Price Waterhouse, where he began his career as a trainee. Previous non-executive positions held by David include boards of HSBC Holdings Plc, London Stock Exchange Group Plc, Zurich Insurance Group Ltd, UK Green Investment Bank plc, Northern Foods Plc, Thus Plc, HDFC Life (India) and Royal Scottish National Orchestra. He was Deputy Chairman of the Association of British Insurers. He was also formerly a member of the City UK Board Advisory Committee and the Financial Services Advisory Board of the Scottish Government. Skills and attributes which support strategy and long-term success: – Wide-ranging operational and strategic experience as a senior leader and a deep understanding of financial and capital markets. – Significant finance experience, bringing strong direction as the Chair of the Audit and Risk Committee through a focus on the risk and control environment and Group resilience. Christine Ramon A E Non-Executive Director and Workforce Engagement Lead Tenure: 1 year Career and experience: Christine was previously Chief Financial Officer and executive director of AngloGold Ashanti Ltd, a global gold mining company. Prior to AngloGold Ashanti, she was Chief Financial Officer of Sasol Ltd, a South African energy and chemicals company. Christine was also a former Chief Executive Officer at Johnnic Holdings Ltd, an investment holding company with interests in media, entertainment and telecommunications, prior to joining Sasol. Additionally, she has worked at Pepsi as a Financial Controller. Christine has held non-executive director roles at the International Federation of Accountants, the global organisation for the accountancy profession, MTN Group Ltd, a South African telecommunications company, Lafarge S.A., a cement company, and Transnet SOC Ltd, a South African rail, port and pipeline company. Skills and attributes which support strategy and long-term success: – Considerable experience of African markets, which aids the Company with its ambition to be a best-in-class telecommunications company in both Europe and Africa. – Up-to-date investor relations experience and strong ambassadorial skills developed through a distinguished executive career to date. – Highly experienced corporate finance executive with extensive board expertise, which supplements the Board’s existing financial, commercial and strategic expertise. External appointments: – Clicks Group Limited, non-executive director, member of the remuneration & nominations committee and member of the audit & risk committee – Discovery Limited, non-executive director, member of the audit committee and social and ethics committee, member of the remuneration committee and member of the treating the customers fairly sub-committee Simon Segars E T Non-Executive Director Tenure: 1 year Career and experience: Simon was previously the CEO of Arm Ltd., the global leader in the development of semiconductor intellectual property. He successfully led the business from 2013 to 2022 and generated significant value for investors during his tenure. During 2017 to 2021, Simon was also a Board member of the SoftBank Group. Prior to joining Arm in 1991, he was an engineer at Standard Telephones and Cables. Skills and attributes which support strategy and long-term success: – Possesses significant understanding of technology trends and how these are reshaping industry landscapes, which are important in charting the Company’s long-term strategic direction. – Proven history of business transformation and corporate strategy in dynamic and swiftly evolving commercial environments. External appointments: – Dolby Laboratories, Inc., non-executive director Click or scan to watch our Non-Executive Directors explain their role: investors.vodafone.com/videos 78 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Biographical details of the Executive Committee, as at 14 June 2024 are provided below. Margherita Della Valle BD Group Chief Executive Luka Mucic RC CD AI SB BD DC Group Chief Financial Officer Read more about the Group Chief Executive on page 76 Read more about the Group Chief Financial Officer on page 76 Aldo Bisio AI SB BD Chief Commercial Officer and CEO Vodafone Italy Aldo was appointed Group Chief Commercial Officer in January 2023. He was appointed Chief Executive Officer of Vodafone Italia in January 2014 and joined the Executive Committee in October 2015. Aldo is responsible for driving the Group’s commercial and brand strategy through CX Excellence and the delivery of new digital services for the consumer segment. As CEO of Italy, he is responsible for steering local commercial strategy and driving operational excellence. Prior to joining Vodafone, Aldo held the position of Group Managing Director of Ariston Thermo Group from 2008 and he was then named Group Chief Executive Officer in 2010. Being part of McKinsey & Co previously, he held different positions in strategic consultancy focusing on the telecommunications and media industries. Maaike de Bie DC AI RC CD ER Group General Counsel and Company Secretary Maaike de Bie was appointed Group General Counsel and Company Secretary on 1 March 2023 and has responsibility for the Group legal, compliance, risk and company secretariat functions as well as advising the Board on all aspects relating to corporate governance. She previously served as General Counsel and Company Secretary of easyJet plc and before that as General Counsel of Royal Mail plc. An experienced international lawyer, Maaike is dual-qualified in both the US and UK, with over 30 years of experience. Maaike is currently a Board Member of General Counsel for Diversity & Inclusion (GCD&I). She is also a Trustee of Blueprint for Better Business, which is an independent charity that helps businesses to be inspired and guided by a purpose that respects people and contributes to a better society. Ahmed Essam SB BD Executive Chairman Vodafone Germany and CEO European Markets Ahmed was appointed Executive Chairman Vodafone Germany and CEO European markets on 1 April 2024, and has been a member of the Executive Committee since 2016. Ahmed has over 20 years of experience in the fields of telecommunications, strategy, financial planning, commercial management and general management. Ahmed joined Vodafone in 1999 and earlier roles include Customer Care Director and Consumer Business Unit Director, Group Management Director for Vodafone’s Africa, Middle East and Asia-Pacific region, and a number of senior roles within Vodafone’s Group Commercial functions. Ahmed has been Group Chief Commercial Operations and Strategy Officer, CEO Europe Cluster and CEO Vodafone UK. Shameel Joosub CEO Vodacom Group Shameel joined Vodafone in 1994 and currently serves as Chief Executive Officer at Vodacom Group Limited, a position he has held since 2012. He has extensive telco experience having operated at a senior level in various companies across the group for the last 23 years, including Managing Director at Vodacom South Africa and Chief Executive Officer at Vodafone Spain. Shameel holds board positions at Vodacom Group Ltd, Safaricom Plc and Vodafone Egypt Telecommunications S.A.E. He also sits on the board of Business Leadership South Africa. He was appointed to the Executive Committee in April 2020, and is responsible for the overall strategic direction and performance of all its African operations, comprising eight markets. Our Executive Committee Scott Petty NS AI ER SB BD Vodafone Group Chief Technology Officer (CTO) Scott joined Vodafone in 2009 and has held positions in Vodafone Business Product Management and Technology before becoming UK CTO in 2017. He has been the Chief Digital & Information Officer since April 2021 as part of a newly created integrated European-wide Technology team to drive the transformation to achieve Vodafone’s ambition to become a Next Generation Telco. Previously, Scott held a number of Executive roles at Dimension Data, as Group Executive – Services, Chief Operating Officer – Australia and as Chief Information Officer – Australia. Scott joined the Executive Committee in January 2023. Joakim Reiter ER RC CD Chief External and Corporate Affairs Officer Joakim, an Executive Committee member since August 2017, is Vodafone’s Chief External and Corporate Affairs Officer, responsible for public relations and corporate affairs, including policy and regulation, communications, security, sustainability and charitable activities. He currently sits on the Board of the Swedish Space Corporation. Before joining Vodafone, Joakim served as Assistant Secretary-General of the United Nations and has also been Ambassador to the World Trade Organisation, served as a Swedish senior diplomat to the EU, a trade negotiator in the European Commission, and has had a longstanding career in the Swedish Foreign Service. Alberto Ripepi SB Group Chief Network Officer (CNO) Since joining Vodafone in 2001, Alberto has held various roles in technology including CTO of Italy, CTO of Europe and Operational Director for Group Technology. Alberto joined the Executive Committee in January 2023 and is responsible for strategy, architecture and design and for operating the Vodafone network in Europe. Serpil Timuray ER CEO Vodafone Investments Serpil Timuray was appointed as CEO Vodafone Investments in April 2024, responsible for Joint Ventures, Partner Markets, and new telco partnerships. Her prior roles at the Group Executive Committee were CEO Europe Cluster, Group Chief Commercial Operations and Strategy Officer, and Regional CEO AMAP. She joined Vodafone in January 2009 as CEO Turkey. Formerly, she worked at Danone Plc for 10 years latterly as CEO Turkey. She began her career in 1991 at Procter & Gamble where she held marketing roles for 8 years latterly as an Executive Committee member in Turkey. Serpil is an Independent Non-Executive Director at British American Tobacco Plc, the Chairperson of VodafoneZiggo and a Non-Executive Director at TPG Telecom. Leanne Wood SB AI RC Chief Human Resources Officer Leanne joined Vodafone as Chief Human Resources Officer and as a member of the Executive Committee on 1 April 2019. She is responsible for leading Vodafone’s people and organisation strategy, which includes developing strong talent and leadership, effective organisations, strategic capabilities and an engaging culture and work environment. Previously Leanne was the Chief People, Strategy and Corporate Affairs Officer for Burberry plc from 2015. Leanne is a Non-Executive Director and member of the Audit, Corporate Responsibility and Nomination and Remuneration Committees at Compass Group plc. Committee key DC Disclosure Committee RC Risk and Compliance Committee ER ESG and Reputation Steering Committee AI AI Governance Board SB Simplicity Board CD Capital Decision Board BD Business Decision Board NS National Security Committee Solid background signifies Committee Chair With effect from 1 April 2024, Marcel de Groot was appointed CEO Vodafone Germany and Max Taylor was appointed CEO Vodafone UK. They are not members of the Executive Committee and report to Ahmed Essam. With effect from 1 July 2024, Marika Auramo will join our Executive Committee as CEO of Vodafone Business. 79 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Governance (continued) Our Company purpose, values and culture Purpose Our purpose is to connect for a better future. We aim to create a digital society where everyone can thrive. The digital society that we help to enable makes communities more prosperous and resilient. However, we must seek to ensure that everyone is included, and that progress does not come at the cost of the planet. This is why we place Empowering People, Protecting the Planet, and Maintaining Trust at the heart of our business, guiding everything we do. Our purpose is championed by our Board, which is collectively responsible for the oversight and long-term success of the Company. It is aligned with our culture and our strategy, placed at the forefront of our decision making and strategy development, and the Board considers how the initiatives progressed by management throughout the year have advanced our purpose. Board oversight ensures that continued product development realises our ambition to connect for a better future. Read more about our purpose on pages 34-56 Strategy The Board monitors the Company’s progress against established strategic objectives and its performance against competitors. Board meetings are planned with reference to the Company’s strategic priorities and meeting agendas are constructed to deliver information at appropriate junctures and from a broad range of senior leaders, to enable the Board to effectively review and challenge. Read more about Vodafone’s roadmap on page 9 Governance The Board ensures the highest standard of corporate governance is maintained by regularly reviewing developments in governance best practice and ensuring these are adopted by the Company. During the year, the Board dedicated time to thoroughly evaluate its own effectiveness and that of each of the Directors individually, taking into account their independence, time commitment, preparation ahead of meetings, courage to challenge and whether they continue to contribute effectively. Consideration was also given to the arrangements in place to monitor conflicts of interest. All Directors have access to the advice of the Company Secretary, who is responsible for advising the Board on all governance matters and ensuring the Board has access to the necessary policies, processes and resources to operate efficiently and effectively. Read more about our governance structure and roles and responsibilities on pages 74-75 Values and culture The Board has a critical role in setting the tone of our organisation and championing the behaviours we expect to see throughout the Group. The ‘Spirit of Vodafone’ aligns with our purpose and strategy, which ultimately leads to a more motivated and productive workforce. The Board has continued to influence and monitor culture throughout the year and received updates on ‘Spirit of Vodafone’ initiatives, including ‘Spirit of Vodafone’ Days, bi-annual Spirit Beat surveys, the global pulse survey and surveys shared with new hires and leavers. The cultural climate in Vodafone is measured through a number of mechanisms including policy and compliance processes, internal audit, and formal and informal channels for employees to raise concerns. The latter includes our Spirit Beat survey and our whistleblowing programme, Speak Up, which is also available to the contractors and suppliers working with us. The Board is apprised of any material whistleblowing incidents. Alongside these mechanisms, the Board remains committed to engagement with the workforce, and these opportunities continue to shape how the Board influences and understands the Company’s culture. Read more about Speak Up on page 44 Employee engagement Given the geographical size and complexity of our business, we utilise several employee engagement methods and communication channels between the Board, the Executive Committee, and our workforce to enable meaningful engagement. Examples of these initiatives include: Workforce Engagement Lead attendance at employee forums The Board received feedback from Delphine Ernotte Cunci and Christine Ramon, the appointed Workforce Engagement Leads, after their attendance at employee forums in Europe and Africa. It is evident from these meetings that employee delegates continue to appreciate the opportunity to speak directly to a Board member. Through these channels we understand that our people are engaged and interested in market mergers & acquisitions, the customer experience and opportunities for personal development and reskilling. Workplace communications ‘Workplace’ is our internal digital platform that allows employees to start conversations and groups on topics of their choice. The Executive Committee and internal communications team regularly post on the platform to provide updates to our people. Employees are in turn able to post and directly respond with views and questions. Key highlights in the year are shown in the table below: Post Topic Customer service improvements Our customers Discussion focus: The Vodafone Italy CEO made an announcement showcasing work that is being undertaken to improve our customer service experience. The post informed employees how processes are being simplified and customers supported with quicker callbacks from a focus on eliminating root causes. Grow with Vodafone People development Discussion focus: The Chief Human Resources Officer reiterated Vodafone’s commitment to giving everyone opportunities to learn new skills, develop and progress by sharing the launch of a learning platform. Colleagues will be able to learn new and develop existing skills that are aligned to our priorities of Customers, Simplicity and Growth. 2023 Global Heroes People development Discussion focus: The Group Chief Executive announced the winners of the Spirit of Vodafone Global Heroes Awards. These awards recognise and honour colleagues across Vodafone, who go above and beyond to serve and support our customers. From leveraging our connectivity to help those who need assistance, to putting our customers first through better service. These individuals and teams truly exemplify our goal as one Vodafone. Performance Acceleration Meetings People development Discussion focus: The Group Chief Executive provided an update on PAMs held in Germany, Italy, the UK, the EU Cluster and with _VOIS. These ‘townhall’ meetings focused on each markets progress of our action plans in relation to Customers, Simplicity, and Growth. The CEO highlighted a collective ambition to keep accelerating our transformation and the drive to do better to serve our customers and be a best-in-class telco in Europe and Africa as well as Europe’s leading B2B platform. Financial results and Group performance Our business strategy and performance Discussion focus: Quarterly trading update videos on financial results and Group performance were published. These enhance employees’ awareness of the financial and economic factors affecting the Group and the Company’s performance. Employee listening We have increased the opportunities for employees to share their experiences throughout their time at Vodafone. We proactively gather employees’ perspectives through the new hire life cycle, measuring sentiment in the first week, month and 90 days. Exiting employees are requested to feedback 48 hours after logging their notice. 80 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Board activities and principal decisions Our Board is responsible for the overall leadership of the Group and, throughout the year, Board activities and discussion continued to focus on the Company’s strategic priorities. The Board oversees the Company’s strategic direction and supports the executive management with its delivery of the strategy within a transparent governance framework. Alongside deep-dives on the strategic priorities and overall shape of the Group, the Board has considered topics including the business plan, financial performance, digital and technology, and governance. Further detail on these topics is set out below. Key stakeholders are considered in the decision-making process in accordance with section 172 of the Companies Act 2006. Read more about Vodafone’s key stakeholders and how the Board has engaged with them during the year on pages 12-14 Our strategic priorities Customers Simplicity Growth Customers Our customers remained a key focus throughout FY24 as we began implementing the strategic transformation action plan communicated in last year’s Annual Report. Read more about our strategic transformation on pages 8-9 Information about the evolving needs of customers is regularly provided to the Board by the Executive Committee members and senior leaders. Customer action plan The Board received an update on customer satisfaction and experience in markets across the Group in an interactive strategy session held in September 2023. Discussion focused on the issues faced by customers in each market and the implementation of seven key actions as part of the renewed customer action plan. The Board visited the contact centre in Stoke-on-Trent in January 2024 to see the UK customer action plan in progress. The Board spent time with employees on the front line who have a deep understanding of customer needs and were informed of service improvements being made across all of our markets. The Board received an update on the CX transformation progress and joined the specialist care, business care, operations centre and digital centre divisions during their visit to delve more deeply into operational performance. Vodafone Germany The Board considered a proposed agreement with 1&1 Mobilfunk GmbH (‘1&1’) and, on 2 August 2023, we announced that a long-term national roaming partnership had been agreed. The agreement supports current and future mobile technologies and will deliver 5G mobile coverage to customers from the second half of calendar year 2024. The impact of inflation and evolution of technology were key considerations that have been reflected in the agreement. The market in Germany was a deep-dive topic discussed by the Board during the year. The review considered key long-term transformative initiatives across the three strategic priorities: Customers, Simplicity and Growth. Cost-of-living crisis The Board was updated on the Company’s cost-of-living initiative to ensure that consumers and small businesses continued to be supported. Digital and technology Technology Committee The Board approved the creation of a Technology Committee as a Committee of the Board on 10 May 2023. Subsequently, the Technology Committee has kept the Board updated on the development and implementation of the technology strategy. Focus was given to the Tech2025 vision, which aims to enable digital transformation to better serve our Customers, drive Simplicity and enable Growth. Read more about the Technology Committee on page 95 Strategic partnerships and artificial intelligence The Board has considered the impact of artificial intelligence on different areas of the business. On 13 November 2023, we announced plans to create a strategic partnership with Accenture to commercialise shared operations to accelerate growth, enhance customer service and drive significant efficiencies for our operating companies and partner markets. The partnership will utilise Accenture’s world-class technology and transformation services such as digital solutions and platforms, and it’s deep artificial intelligence expertise. The strategic partnership is subject to completion of definitive agreements. On 16 January 2024, the Company announced a 10-year strategic partnership with Microsoft that aims to leverage our respective strengths to bring generative artificial intelligence, digital services and the cloud to more than 300 million businesses and consumers, transforming the customer experience. The five key areas of collaboration are generative artificial intelligence, scaling IoT, digital acceleration in Africa, enterprise growth and cloud transformation. Financial performance and capital Financial performance Throughout the year, the Board received regular updates on the financial performance of the Group from the CFO and management team. Trading performance and financial forecasts were reviewed against the backdrop of strategic transformation, rising energy prices and inflation pressures. The Board reviewed the Group’s performance versus the budget for last year. The budget for the coming year and long-range plan were approved. During the year, the Board considered and approved the half-year and full-year results announcements, and the Annual Report and Accounts, following the recommendation of the Audit and Risk Committee. Capital allocation review On 15 March 2024, we announced that the Company had conducted a broad capital allocation review, considering the investment profile of the Group’s strategy within its reshaped footprint. The review concluded that country-level capital intensity would be broadly maintained at existing levels, a robust balance sheet would be maintained with a new leverage policy and the ordinary dividend would be rebased to 4.5 eurocents per share from FY25 onwards. On 14 May 2024, the Group announced that it would commence an initial €500 million share buyback programme, starting on 15 May 2024, as part of plans to return €2.0 billion over 12 months. Dividend The decision to approve the dividend was supported by a robust assessment of the position, performance and viability of the business carried out by management. On 14 November 2023, we announced an interim dividend of 4.50 eurocents per share, which was paid on 2 February 2024. We have recommended a final dividend of 4.5 eurocents per share to be paid on 2 August 2024. This is consistent with dividends declared during FY23 and the expectations of our shareholders. 81 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Governance (continued) UK Board discussion focused on the strategic options available to the UK business. The proposed merger of Vodafone UK and Three UK provides the necessary scale to be able to accelerate the rollout of full 5G coverage, benefiting customers through competitively priced access to a reliable, high-quality, and secure 5G network throughout the UK. The transaction is great for customers, great for the country and great for competition. Subject to regulatory and shareholder approvals, the transaction is expected to close around the end of 2024. Key steps to date – October 2022: we confirmed that discussions were taking place with CK Hutchison Holdings (‘CK Hutchison’) in relation to a possible combination of Vodafone UK and Three UK; – June 2023: we announced that binding agreements had been entered into with CK Hutchison; – December 2023: engagement with political and regulatory stakeholders continued; and – January 2024: filing with the UK Competition and Markets Authority. As anticipated, in April 2024 the merger inquiry progressed to Phase 2. Spain The Board received regular updates on the transaction opportunities available to the business portfolio in Spain. In October 2023, we announced that the Board had taken the decision to enter into binding agreements with Zegona Communications plc (‘Zegona’) for the sale of Vodafone Holdings Europe, S.L.U. (‘Vodafone Spain’). The sale of Vodafone Spain is a key step in right-sizing the Group’s portfolio for growth and will enable us to focus our resources in markets with sustainable structures and sufficient local scale, improving the Group’s competitiveness. The disposal of Vodafone Spain completed on 31 May 2024. Key steps to date – May 2023: the Board considered transaction opportunities across the Group; – September 2023: the Board received an update on the structure of a proposed deal and discussed the options available; and – October 2023: we announced that the Board had approved the request to enter into binding agreements with Zegona in relation to the full sale of Vodafone Spain. – May 2024: We announced the completion of the sale of Vodafone Spain. Italy Vodafone has engaged extensively with several parties to explore market consolidation in Italy, including through a merger or disposal. The Board is supportive of in-market consolidation and has discussed the merits and risks of each option presented at length. Following input, the options available were narrowed and in March 2024, we announced that a binding agreement had been entered into with Swisscom AG (‘Swisscom’) for the sale of Vodafone Italy. The sale supports the new strategic direction of the Group and is subject to regulatory clearance. Key steps to date – December 2023: we reiterated that Vodafone is supportive of in-market consolidation in countries where appropriate returns on invested capital are not being achieved and confirmed that options with several parties were being explored to achieve this in Italy; – February 2024: we announced that Vodafone was in exclusive discussions with Swisscom regarding a potential sale of Vodafone Italy to Swisscom; and – March 2024: we announced that a binding agreement had been entered into with Swisscom for the sale of Vodafone Italy. The sale is the third and final step in the reshaping of the Group’s European operations. Subject to regulatory approval, the sale to Swisscom will create significant value and ensures the business maintains its leading position in Italy. Strategy and business developments Shape of the Group The Board spent a significant amount of time during FY24 discussing our strategic priorities and the shape and size of the Group to support these. In addition to the scheduled Board meetings, several adhoc meetings were held to consider strategic transactions. The Board also attended a strategy off-site session in Germany that focused on strategic evolution, execution of the strategic priorities and portfolio objectives. Section 172 considerations In accordance with section 172 of the Companies Act, the Board, with support from external advisers where required, undertook an analysis as part of the decision-making process to consider stakeholder interests and whether each of the proposed transactions was in the best interests of the Company’s members as a whole. The following factors were taken into consideration by the Board in its analysis and decision-making: terms and structure proposed; strategic and financial rationale; business plan and business case; valuation; due diligence findings; associated risks; regulatory, legal and governance considerations; the impact on employees and customers; and market perception. Following deliberation, the Board concluded that the proposed transactions were in the best interests of the Company, and aligned with our strategic priorities. The transactions in Spain and Italy will deliver €12 billion of upfront cash proceeds. As part of our broader capital allocation review, the Group announced on 14 May 2024 that it would commence an initial €500 million share buyback programme, starting on 15 May 2024, as part of plans to return €2.0 billion over 12 months. There is an opportunity for further share buybacks of up to €2 billion following the completion of the sale of Vodafone Italy. Investor relations The Board received regular updates on market share information, share price performance and how we have engaged with institutional investors and analysts. Sentiment and feedback from investor roadshows and conferences was also provided during the year. Read more about how the Board engaged with investors during the year on page 14 US shelf registration In July 2023, the Board approved the renewal of Vodafone’s US shelf registration to enable the Company to issue bonds in the US public bond market. 82 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

e& strategic relationship In May 2023, we announced that the Company had agreed a strategic relationship with e&. The strategic partnership enables collaboration across a broad range of growth areas as both parties can benefit from one another’s operational scale and complementary geographical footprint. Under the terms of the Relationship Agreement, Hatem Dowidar, CEO of e&, joined the Board on 19 February 2024. The Board considered the potential impact the appointment could have on the dynamic of the Board. Read more on Hatem Dowidar’s skills and experience on page 77 Vantage Towers The Board was kept informed of updates regarding the Co-Control Partnership for Vantage Towers whereby Vodafone received further proceeds of €500 million from Global Infrastructure Partners and KKR (together the “Consortium”) as result of the Consortium increasing their ownership in Oak Holdings GmbH to 40%. Vodafone Germany The performance of Vodafone Germany remained a key consideration for the Board this year. Discussion focused on strategy and ensuring that appropriate programmes and support were in place to deliver on the three-year transformation plan. Group simplification The Board has received regular updates on the simplification programme, including on the structural changes required to commercialise the global shared operations activities. The aim of the programme is to drive additional efficiency. Risk During the year, the Board, with the support of the Audit and Risk Committee, completed a review of the Company’s risk appetite, principal and emerging risks, and how they are managed. The Audit and Risk Committee also undertook a number of deep dives on our principal risks during the year. Read more about our system of internal controls and risk management on page 93 and the Audit and Risk Committee deep dives on page 90 Our people CFO succession On 24 July 2023, the Company announced the appointment of Luka Mucic as Group Chief Financial Officer effective from 1 September 2023, following a rigorous internal and external search. In accordance with its terms of reference, the Nominations and Governance Committee led on the succession process. Read more about CFO succession in the Nominations and Governance Committee report on page 86 Culture The Board considered the results of the employee Spirit Beat survey during the year. Feedback was positive and scores for Spirit, Engagement and Purpose had increased despite times of change, transformation and a challenging external environment. Read more about Spirit Beat on page 15 Employee voice The Board received an update on the employee voice programme and noted that a variety of formats and channels had been used throughout the year to ensure employees across all of Vodafone’s markets had the opportunity to express their thoughts and opinions. Feedback was positive and demonstrated that colleagues were engaged and interested in business strategy, mergers and acquisitions activity and opportunities for personal development. Read more about employee voice on page 17 Modern slavery The Board monitors the Group’s compliance with the requirements of the UK Modern Slavery Act 2015 and approved its Modern Slavery Statement in May. Click to read our Modern Slavery Statement: vodafone.com/modern-slavery-statement Inclusion and diversity The Board is kept updated on the progress of the diversity and inclusion initiatives to support key areas, including talent attraction, retention and development, allyship and education, and data. Read more about inclusion on pages 17-18 The Board diversity policy is reviewed on an annual basis. Read more about our Board diversity policy on pages 87-88 Other The Board also spent time during the year considering the following matters: – Safety, health and wellbeing: the Board received bi-annual updates covering health and safety performance, progress made against risks, our health and safety culture and governance, and progress on wellbeing activities, including mental health. Read more about our renewed ambition for safety, health and wellbeing on pages 19-20 – Brand and reputation of the Group: the Board received an annual update on Vodafone’s reputation, as measured by RepTrak. The Company’s reputation remained stable and reflected the ongoing contribution of our social contract positioning, multi-country societal programmes and local corporate citizenship activities. – Internal controls and assessment of the viability statement: the Board receives an update at least annually from the Audit and Risk Committee following its review of the effectiveness of the Group’s system of internal controls, including risk management. Following recommendation from the Audit and Risk Committee, the Board approved the internal controls and viability statement disclosures for inclusion in the Annual Report. – Litigation: the Board was kept updated on litigation and material legal risks that could impact our stakeholders and reputation. The Board will continue to focus on the Group’s strategic priorities for the year. 83 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Governance (continued) Board effectiveness and improving our performance Board evaluation findings The Board discussed the findings from the evaluation and was encouraged by the strengths identified. In particular, the Board agreed that: Effectiveness The Board is very effective in working together as a cohesive unit and continues to improve following the changes made during FY24. Board members are very collaborative, respectful and flexible when urgent ad-hoc matters arise. Key strengths of the Board were highlighted as being: – Collaborative, effective and well prepared. – An active, open and engaged Chair. – The ability to act promptly and decisively, as demonstrated through the CEO change. – Alignment between the Directors on strategy and tactics. – Its composition with highly relevant sector expertise to advise and provide management oversight. Directors were asked to share their thoughts and considerations of the appointment process of the Chief Financial Officer to assist in evaluating the Board’s effectiveness. The comments reflected a very positive experience, underscoring the effectiveness of the Board’s action and processes: – “A very focused and effective process balancing input and clear direction- with a good outcome.” – “Good engagement and challenge… ended in the right place.” – “Transparent and effective.” – “Conducted very thoughtfully.” – “Completed at appropriate speed and an excellent candidate was appointed.” The Board recognises that it needs to continually monitor and improve its performance. Our annual performance evaluation provides the opportunity for the Board and its Committees to consider and reflect on the effectiveness of its activities, the quality of its decision-making and the contribution made by each Board member. Process undertaken for our Board evaluation In accordance with the UK Corporate Governance Code 2018, an annual evaluation of the Board was conducted to consider its composition, diversity and how effectively members work together to achieve objectives. In FY24, the Board evaluation was conducted internally, bringing Vodafone back into the typical three-year evaluation cycle. FY22 FY23 FY24 FY25 Externally led evaluation by Raymond Dinkin of Consilium Limited (‘Consilium’), an independent board review firm. Internally led evaluation Internally led evaluation Expected to be an independent externally led evaluation Evaluation process The internal evaluation was led by the Chair and supported by the Group General Counsel and Company Secretary. The objectives of the review were to provide an assessment of: – Vodafone Group’s Board effectiveness and governance; – The effectiveness of Vodafone Group’s Committees; and – The effectiveness of Directors individually, taking into account their preparation ahead of meetings, time commitment, independence and courage to challenge. The structure of the evaluation was agreed to take a hybrid format, comprising self-assessment questionnaires for the Directors and one-on-one conversational meetings with the Chair. In a change from prior years, response was also sought from the Group General Counsel and Company Secretary to enable greater scrutiny and provide an additional review for consideration and reflection. With strong regard to the provisions and principles outlined in the UK Corporate Governance Code 2018 and matters of specific importance to Vodafone, a tailored Board questionnaire consisting of 27 questions was compiled to gather and distil feedback on the following topics: – Effectiveness; – Skills, composition and diversity; – Leadership (the appraisal of the Chair, led by the Senior Independent Director, was included here); – Fundamentals of administration and process; and – Board Committees. Conversely, the one-on-one meetings between Directors and the Chair took a less structured form to enable Directors to lead on the topics of conversation and raise specific items and comments organically. The Directors’ responses were collated and a paper summarising the findings was presented to the Nominations and Governance Committee and the Board at their January 2024 meetings. 84 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Skills, composition, and diversity The Board has the appropriate diversity, experience and knowledge, skills and expertise, and time to be as effective as possible in the context of developing and delivering the strategy, and addressing the challenges and opportunities, and the principal risks facing the Company. Recent changes in composition have bolstered the Board, demonstrating that diversity and knowledge were clearly considered when changes were reviewed and agreed. The formation of the Technology Committee has been a positive step for the Board and the Company. Leadership The Board has highly effective leadership with a Chair who is successful in gathering inputs and ensuring the Board has sufficient time for robust debate and discussion. The Chair is an excellent facilitator, who encourages views from all members, with no suppression of contrarian views, which enables meaningful participation. Fundamentals of administration and process Board meetings are of the right frequency and length. Board materials provided allow the Board to effectively carry out its responsibilities and provide for the desired level of review and discussion. The Board also identified and agreed key areas of improvement and focus for FY25: Board Operational excellence: continue to prioritise the time spent on the key strategic pillars of Customers, Simplicity and Growth. Workforce engagement and culture: strengthen the structure and engagement plan with greater insight fed back to the Board. Focus on the successful integration of the new e& representative as a Director to ensure the effective functioning of the Board continues. Continued focus on succession planning at Board and Senior Managment level. Progress against the areas identified for focus following the FY23 internal evaluation are shared below: Areas identified for improvement Progress Leadership: succession planning, including securing and onboarding an outstanding Chief Financial Officer In July 2023, the appointment of Luka Mucic from 1 September 2023 as the Chief Financial Officer was announced. The Nominations and Governance Committee and the Board have also considered succession planning in a number of meetings. Operational performance: prioritising time spent on the key strategic priorities of Customers, Simplicity and Growth The Board spent a full day in September 2023 focusing on the three strategic priorities and the initiatives supporting them. Additional sessions and updates on these initiatives featured in the remaining FY24 Board meetings including a deep dive into the satellite strategy and an update on deep detractor reductions. Technology: increasing the Board’s focus on technology strategy and capital allocation In May 2023, the Board approved the establishment of the Technology Committee. The Committee met three times in FY24 and focused on the current technology strategy including deep dives and the budgeting process for FY25. Individual evaluation Specific questions enabling a formal and rigorous annual evaluation of individual Directors’ performance were included within the self-assessment questionnaire. Each individual Director’s effectiveness of contribution was rated, asking the respondent to take into account preparation ahead of meetings, time commitment, independence and courage to challenge. The results proved very favourable, concluding that each Director continues to make a valuable contribution to Board meetings and to the meetings of the Committees on which they sit, as well as supporting the view that the Directors work effectively together to contribute to the Company’s long-term success. Board Committees Each of the Board’s Committees were evaluated as part of the broader evaluation process under the final section of the self-assessment questionnaire. Questions covered the logistics, performance and effectiveness of Committees and their respective Chairs. The conclusions of this review were positive, with Committee members agreeing that the Committees were functioning effectively, with their respective Chairs encouraging open communication and meaningful participation. Key strengths of the Committees were highlighted, as were areas for improvement. 85 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Nominations and Governance Committee Governance (continued) The Nominations and Governance Committee (the ‘Committee’) continues to monitor the composition, structure and size of the Board and its Committees to ensure that there is an appropriate balance of skills, knowledge, experience and diversity so that responsibilities can be discharged effectively. The Committee oversees all matters relating to corporate governance and succession planning and makes recommendations to the Board as appropriate. Chair Jean-François van Boxmeer Members Stephen A. Carter CBE Michel Demaré Hatem Dowidar (appointed as a member on 19 February 2024) David Nish (appointed as a member on 25 July 2023) With the exception of Hatem Dowidar, the Committee is comprised of independent Non-Executive Directors. The Committee had four scheduled meetings during the year and additional ad hoc meetings as required. The attendance at Committee meetings can be found on page 70. Letter from Committee Chair On behalf of the Board, I am pleased to present the Nominations and Governance Committee Report for the year ended 31 March 2024. Group Chief Financial Officer – Luka Mucic Last year we reported that a key focus for the Committee was to appoint a Group Chief Financial Officer following our announcement that Margherita Della Valle had been appointed permanent Group Chief Executive Officer. The Committee formulated a detailed specification, taking into consideration the experience, technical knowledge and leadership characteristics required for the position of Group Chief Financial Officer. An internal review process was undertaken and Egon Zehnder, an independent external search firm, was also appointed to support the Committee with the search for suitable candidates. A list of potential candidates was provided to the Committee for their further consideration. Following interviews and further testing of the candidates’ credentials, the Committee made a recommendation to the Board in July 2023. The Board approved the recommendation to appoint Luka Mucic as Group Chief Financial Officer with effect from 1 September 2023. Luka also joined the Executive Committee with effect from the same date and he chairs the Risk and Compliance Committee and the Capital Decision Board, which are sub-committees of the Executive Committee. Luka has a strong track record of international leadership, corporate repositioning and value creation, and we are pleased to welcome him to the Board as the Group undertakes its strategic transformation. Luka’s appointment to the Board will be subject to shareholder approval at the 2024 AGM. Read more on Luka’s background on page 76 and onboarding on page 88 Board composition and succession planning The Committee reviews the composition of the Board and its Committees, evaluating the balance of skills, experience, independence, knowledge and diversity requirements. It also monitors the length of tenure and skills of the Non-Executive Directors to assist with succession planning. During the year, Sir Crispin Davis, Dame Clara Furse and Valerie Gooding stepped down as Non-Executive Directors following the conclusion of the 2023 AGM. With effect from the same date, David Nish was appointed Senior Independent Director, Amparo Moraleda was appointed Remuneration Committee Chair and Delphine Ernotte Cunci and Christine Ramon were appointed Workforce Engagement Leads. Following receipt of the necessary regulatory approvals, Hatem Dowidar, the CEO of e&, Vodafone’s largest shareholder, joined the Board as a Non-Executive Director and member of the Nominations and Governance Committee on 19 February 2024. Hatem brings to the Board extensive experience within the telecommunications industry and has held senior positions across a range of companies in the Middle East, Africa and Europe. The Committee is confident that the Board currently has the necessary mix of skills and experience to contribute to the Company’s strategic objectives. Read more about the details of the length of tenure of each Director and a summary of the skills and experience of the Non-Executive Directors on pages 70 and 76-78 Executive Committee changes, succession planning and talent pipeline The Committee receives regular updates on succession planning and changes to the membership of the Executive Committee. During the year, the Committee discussed succession plans for executives below Board level, focusing on the strength, depth and diversity of the talent pipeline. A deep-dive assessment of the key leadership roles was also undertaken to ensure alignment with the new business strategy and operating model. With effect from 1 April 2024, we made a number of changes to our Executive Committee. Ahmed Essam was appointed Executive Chairman Vodafone Germany and CEO European Markets. Serpil Timuray was appointed CEO Vodafone Investments, taking on responsibility for our investments. Philippe Rogge stood down from his role as CEO Vodafone Germany and as a member of the Group Executive Committee. Marcel de Groot was appointed CEO Vodafone Germany and Max Taylor was appointed CEO Vodafone UK. Both Marcel and Max report to Ahmed Essam and are not members of the Executive Committee. On 16 April 2024, we announced that Marika Auramo had been appointed as CEO of Vodafone Business and a member of Vodafone’s Executive Committee, with effect from 1 July 2024. Marika will take over from Giorgio Migliarina, who has successfully led Vodafone Business as interim CEO since Vinod Kumar’s departure on 31 December 2023. Governance The Committee continues to review action taken to comply with the 2018 UK Corporate Governance Code (the ‘Code’) and other legal and regulatory obligations during the year. The Committee receives regular governance updates and is satisfied that Vodafone complied with the Code in full throughout the year. Appointment process When considering the recruitment of new Directors, the Committee adopts a formal and transparent procedure, which takes into account the skills, knowledge and level of experience required as well as social mobility factors and diversity. To begin the appointment process, the Company engages with an external search consultancy, which it provides with a search specification. The consultancy then proposes a list of individuals with a diverse range of backgrounds and characteristics. The shortlisted candidates are interviewed by Committee members and they meet with the Group Chief Executive, Chair and Chief Human Resources Officer. A recommendation is made to the Board on the chosen candidate. Once a candidate is selected, appointment terms are drafted and agreed with the selected candidate. The Committee recognises that it is important for the Board to anticipate and prepare for the future and to ensure that the skills, experience, knowledge and perspectives of individuals reflect the ongoing needs of the Group. Focus has renewed on succession planning at Board level in anticipation of upcoming scheduled retirements in 2025. Click or scan to watch our Non-Executive Directors explain their role: investors.vodafone.com/videos 86 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Independence In accordance with the Code, the independence of all the Non-Executive Directors was considered by the Committee. Following evaluation, with the exception of Hatem Dowidar, all Non-Executive Directors are considered independent, and they continue to make independent contributions and effectively challenge management. All Non-Executive Directors have submitted themselves for election or re-election, as applicable, at the 2024 AGM. The Executive Directors’ service contracts and Non-Executive Directors’ appointment letters are available for inspection at our registered office and at the 2024 Annual General Meeting. Conflicts of interest The Companies Act 2006 provides that directors have a duty to avoid a situation in which they have or may have a direct or indirect interest that conflicts or might conflict with the interests of the Company. This duty is in addition to the existing duty owed to the Company to disclose to the Board any interest in a transaction or arrangement under consideration by the Company. Our Directors must report any changes to their commitments to the Board, immediately notify the Company of actual or potential conflicts or a change in circumstances relating to an existing authorisation, and complete an annual conflicts questionnaire. Any conflicts or potential conflicts identified are considered and, where appropriate, authorised by the Board in accordance with the Company’s Articles of Association. A register of authorised conflicts is also reviewed periodically. The Committee is comfortable that it has adequate measures in place to effectively identify, manage and mitigate any actual or potential conflicts of interest so as not to compromise or override independent judgement. Time commitment In accordance with the Code, the Committee actively reviews the time commitments of the Board. All Directors are engaged in providing their external commitments to establish that they have sufficient time to meet their Board responsibilities. The Committee is satisfied that the Board does meet this requirement and all Directors provide constructive challenge and strategic guidance and hold management to account. Board evaluation In accordance with the Code, Vodafone conducts an annual evaluation of Board and Board Committee performance, which every Director engages in and which is facilitated by an independent third party at least once every three years. In FY24, an internal evaluation of the performance of the Board and Committees took place led by the Chair, with support from the Group General Counsel and Company Secretary. Read more about the outcome of this Board evaluation on pages 84-85 Roles and responsibilities The terms of reference for the Nominations and Governance Committee set out the role and responsibilities of the Committee in further detail and are reviewed annually. Click to read the Committee’s terms of reference: vodafone.com/board-committees Key areas of focus for FY25 – Board and Committee composition, tenure and succession; and – Senior leadership succession and onboarding. /s/ Jean-François van Boxmeer Jean-François van Boxmeer On behalf of the Nominations and Governance Committee 14 June 2024 Diversity The Board diversity policy reinforces the ongoing commitment of the Board to supporting diversity and inclusion in the boardroom, in all its forms including age, gender, ethnicity, sexual orientation, disability and socio-economic background. The Committee acknowledges the significant role diversity and inclusion has on the effective functioning of the Board and its Committees and believes a diverse Board brings a broader perspective, which enables it to be better equipped to understand the views of our stakeholders as well as our shareholders in the decision-making process. The Board diversity policy is kept under review to ensure the objectives remain appropriate and sufficiently stretching. We also continue to monitor requirements set by the Financial Conduct Authority, FTSE Women Leaders Review, NASDAQ listing rules and Parker Review in terms of gender and ethnic diversity. Vodafone acknowledges that these targets are not just an end goal, but rather steps towards a drive for further progress. Whilst the Board Diversity Policy specifically focuses on diversity at Board and Committee level, commitment to diversity at Vodafone extends beyond the Board to the Executive Committee, talent pipeline and global workforce. The Board supports management in their efforts to build a diverse organisation throughout the Group and is regularly apprised of progress on the key diversity areas of focus beyond the Board and Executive Committee. As at 31 March 2024, our Executive Committee has four positions held by women (33%) and 25% of the Executive Committee identifies as ethnically diverse. In the Senior Leadership Team, 37% of positions (from continuing operations) are held by women and 21% of the Senior Leadership Team (from continuing operations) identifies as ethnically diverse. Read more on Senior Leadership Team diversity on page 19 Read more about our workforce inclusion programmes on pages 17-18 Diversity targets – progress update Target Progress The Board aspires to meet and ultimately exceed the target for at least 40% of Board positions to be held by women. As at 31 March 2024, 42% of our Board identified as women. That at least one of the positions of Chair, CEO, CFO or Senior Independent Director is held by a woman. As at 31 March 2024 our Group Chief Executive Officer position is held by a woman. That at least one member of the Board is from a minority ethnic background. As at 31 March 2024, we currently have two Board members from a minority background, and we continually aspire to increase diverse representation on our Board. Board and executive management diversity Prepared in accordance with UK Listing Rule 9.8.6R(10) as at 31 March 2024 Gender identity or sex1 Number of Board members Percentage of the Board Number of senior positions on the Board (CEO, CFO, SID and Chair) Number in executive management Percentage of executive management Men 7 58% 3 8 67% Women 5 42% 1 4 33% Other categories 0 0% 0 0 0% Not specified/prefer not to say 0 0% 0 0 0% 87 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Governance (continued) Ethnic background Number of Board members Percentage of the Board Number of senior positions on the Board (CEO, CFO, SID and Chair) Number in executive management Percentage of executive management White British or other White (including minority-white groups) 10 83.33% 4 9 75% Mixed/Multiple Ethnic Groups 0 0% 0 0 0% Asian/Asian British 1 8.33% 0 2 17% Black/African/Caribbean/Black British 0 0% 0 0 0% Other ethnic group, including Arab 1 8.33% 0 1 8% Not specific/prefer not to say 0 0% 0 0 0% Note: 1. The data reported is on the basis of gender identity. Board diversity matrix This has been prepared in accordance with the guidance issued by NASDAQ. More information can be found here: listingcenter.nasdaq.com As of 31 March 2024 As of 31 March 2023 Country of Principal Executive Offices United Kingdom United Kingdom Foreign Private Issuer Yes Yes Disclosure Prohibited Under Home Country Law No No Total Number of Directors 12 13 Gender Identity Female Male Non-Binary Did Not Disclose Gender Female Male Non-Binary Did Not Disclose Gender Directors 5 7 0 0 7 6 0 0 Demographic Background Underrepresented Individual in Home Country Jurisdiction 1 1 LGBTQ+ 0 0 Did Not Disclose Demographic Background 0 1 meetings with external advisers and stakeholders, Luka met with internal stakeholders responsible for the key business operations within his reporting line. His induction covered a range of topics including strategy, finance, commercial, legal and governance. Luka also attended teach-in sessions with the networks and digital teams. Upon joining the Board as Non-Executive Directors, Christine Ramon and Hatem Dowidar undertook a tailored onboarding programme covering a range of areas of the business including, strategy, finance, risk, and stakeholder matters. They also met with senior management from key business areas and functions, and received a briefing from our external advisers which included: Directors’ duties; the Market Abuse Regulation; and listing and disclosure obligations. Prior to Hatem joining, Christine, alongside the Chair, attended a meeting with employees after the 2023 AGM in Newbury. She also met with employees during the Board site visit to the call centre in Stoke-on-Trent. Upon appointment, all Directors receive a comprehensive induction pack which includes key background information on the Company, corporate governance guidance, and internal policies and codes. Director development and training As the external business environment in which the Group operates continues to evolve, it is crucial that our Directors’ skills and knowledge are refreshed and updated regularly. The Chair has overall responsibility for ensuring that our Non-Executive Directors receive suitable ongoing training to enable each to remain an effective Board member. Individual training requirements are reviewed regularly and the Board is kept informed of training opportunities, including those offered by our external advisers. In addition to individual tailored training, updates on corporate governance, legal and regulatory matters are also provided by way of briefing papers and presentations at Board meetings. The data contained in the tables on this page was collected as part of the annual declaration process, whereby the Board and the Executive Committee received declaration forms for self-completion. The declaration forms included, for all individuals whose data is being reported, the same questions relating to ethnicity, gender, sexual orientation and disability. The data is used for statistical reporting purposes and is provided with consent. The data in the above tables is as at 31 March 2024, and there have been no changes in the period between then and the date of this report. Whilst we commit to diversity and inclusion in all its forms, all appointments are made on merit and objective criteria to ensure the appropriate mix of skills and experience on the Board, valuing the unique contribution that an individual will bring. Director appointments and onboarding Director appointments Details of the appointments to the Board made during FY24 are described in the Nominations and Governance Committee Report on page 86. Onboarding process Upon appointment, each new Director receives a comprehensive and formal induction programmed tailored to their needs, experience and the requirements of the role. Consideration is also given to Committee appointments and the Group General Counsel and Company Secretary assists the Chair in designing and facilitating the individual programmes. Onboarding is crucial to ensuring that our Directors have a full understanding of all aspects of our business, including the Group’s strategy, vision and values, to ensure they are able to contribute effectively to the Board. All Directors are also encouraged to attend site visits. Luka Mucic received a bespoke induction which focused on his responsibilities as Group Chief Financial Officer. In addition to 88 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

The Committee oversees the governance of the Group’s risk management system, financial reporting, the external audit process, internal control and related assurance processes. During the year, the Committee completed a series of deep dive reviews of principal key risks and additional reviews with a focus on strategic transformation and cyber security. Chair and financial expert David Nish Members Michel Demaré Deborah Kerr Christine Ramon Key responsibilities The responsibilities of the Committee are to: – Monitor the integrity of the financial statements, including the review of significant financial reporting judgements; – Monitor the Group’s risk management system, review the principal risks and the management of those risks; – Provide advice to the Board on whether the Annual Report is fair, balanced and understandable and on the appropriateness of the long-term viability statement; – Review and monitor the external auditor’s independence and objectivity and the effectiveness of the external audit; – Review the system of internal financial control and compliance with section 404 of the US Sarbanes-Oxley Act; – Review and provide advice to the Board on the approval of the Group’s US Annual Report on Form 20-F; and – Monitor the activities and review the effectiveness of the Internal Audit function. Click to read the Committee’s terms of reference: vodafone.com/board-committees Letter from the Committee Chair I am pleased to present our report as Chair of the Audit and Risk Committee. This report provides an overview of how the Committee operates, an insight into the Committee’s activities during the year and its role in ensuring the integrity of the Group’s published financial information and the effectiveness of its risk management, controls and related processes. The Committee met five times during the year, which included a joint meeting with the ESG Committee. The attendance by members at Committee meetings can be seen on page 70. Each meeting agenda included a range of topics across the Committee’s areas of responsibility: – We undertook a programme of reviews across multiple business units, typically with a focus on the risk and control environment. This was performed with the CEO and CFO of the Other Europe markets cluster, the CEOs of Vodafone Germany, Vodafone UK, Vodafone Spain and Vodacom Group, the Chief Commercial Officer and CEO Vodafone Italy and the CFO of Vodafone Business; – External cyber threats continue to be a principal risk for the Group. Accordingly, the Committee met with the Chief Technology Officer and Cyber Security, Technology Assurance and Strategy Director to review and challenge the cyber security strategy and undertook a deep dive review of this principal risk; Read more about cyber security on pages 46 to 51 – We performed deep dive reviews on several other principal risks, including Supply chain disruption, Data management and privacy, Disintermediation and Adverse political and policy environment; – At the September 2023 and March 2024 meetings, we considered the anticipated financial reporting matters impacting the half-year and year-end reporting. We also reviewed the half-year results announcement at our November meeting and this Annual Report and accompanying materials at our March and May meetings. Our work included reviews of the Strategic Report, goodwill impairment testing, taxation judgements, legal contingencies and the Company’s work on going concern and the long-term viability statement. The Committee recognises the importance of Environmental, Social and Governance (‘ESG’) topics and the evolving disclosure requirements in this area. During our joint meeting in May 2024, we challenged the disclosures included in this Annual Report and also the Group’s ESG Addendum, which is available on our website. Our external auditor, Ernst & Young (‘EY’), provides robust challenge to management and its independent view to the Committee on specific financial reporting judgements and the control environment. /s/ David Nish David Nish On behalf of the Audit and Risk Committee 14 June 2024 Objective The objective of the Committee is the provision of effective governance over the appropriateness of financial reporting of the Group, including the adequacy of related disclosures, the performance of both the Internal Audit function and the external auditor and oversight of the Group’s systems of internal control, business risks and related compliance activities. Click or scan to watch the Chair of the Audit and Risk Committee explain his role: investors.vodafone.com/videos Committee governance Committee meetings normally take place the day before Board meetings. The Committee Chair reports to the Board, as a separate agenda item, on the activity of the Committee and matters of particular relevance. The Board has access to the Committee’s papers and receives copies of the Committee minutes. The Committee regularly meets separately with the external auditor, the Group Chief Financial Officer, the Group Audit Director and the Group Head of Risk without others being present. The Chair also meets regularly with the external lead audit partner during the year, outside of the formal Committee process. The Chair is designated as the financial expert on the Committee for the purposes of the US Sarbanes-Oxley Act and the 2018 UK Corporate Governance Code (‘Code’). The Committee continues to have competence relevant to the sector in which the Group operates. Read more about the skills and experience of Committee members on pages 76 to 79 Audit and Risk Committee 89 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Governance (continued) Financial reporting The Committee’s primary responsibility in relation to the Group’s financial reporting is to review, with management and the external auditor, the appropriateness of the half-year and annual consolidated financial statements. The Committee focuses on: – The quality and acceptability of accounting policies and practices; – Providing advice to the Board on the form and basis underlying the long-term viability statement; – Material areas in which significant judgements have been applied or where significant issues have been discussed with the external auditor; – An assessment of whether the Annual Report, taken as a whole, is fair, balanced, and understandable and whether our US Annual Report on Form 20-F complies with relevant US regulations; – The clarity of the disclosures and compliance with financial reporting standards and relevant financial and governance reporting requirements; and – Any correspondence from regulators in relation to our financial reporting. Accounting policies and practices The Committee received reports from management in relation to: – The identification of critical accounting judgements and key sources of estimation uncertainty, including the impact of climate change on the consolidated financial statements; – Significant accounting policies; and – Proposed disclosures of these in this Annual Report. Following discussions with management and the external auditor, the Committee approved the disclosures of the accounting policies and practices set out in note 1 ‘Basis of preparation’ and within other notes to the consolidated financial statements. Risk deep dive reviews The Committee performed a series of deep dives with management as part of the meeting agendas. These reviews are summarised below, together with the Group’s principal risk to which the review relates. Principal risk Area of focus Disintermediation New technologies The Committee met with the Group Strategy Director to review and challenge the Group’s activities and strategies to mitigate the potential risks from new industry challengers and technologies. Cyber threat Technology resilience and future readiness Cyber security strategy The Committee met with the Chief Technology Officer and the Cyber Security, Technology Assurance and Strategy Director to review the Group’s cyber security strategy and related compliance and assurance activities in this area. Adverse political and policy environment Regulatory developments The Committee met with the Chief External and Corporate Affairs Officer to deep dive on the political and regulatory developments impacting the industry and the actions underway to respond to these risks. Company transformation Adverse macro-economic condition Adverse market competition Portfolio transformation and governance of JVs Business reviews The Committee met with a range of markets and business units, with a focus on the operational landscape, local risk assessments and related activity, the control environment and progress against any findings from Internal Audit activities. This included: – Germany market review, including distribution channels, with the market CEO; – Business review of Vodafone UK with the market CEO; – Review of Vodafone Business with the Vodafone Business CFO; – Business review of Vodafone Spain with the Europe Cluster CEO and market CEO; – Europe Cluster review with the Europe Cluster CEO and CFO; – Strategy review of M-Pesa with the Vodacom Group CEO, CFO and Chair of the Vodacom Audit Committee; – Deep dive on adverse market competition with the Chief Commercial Officer and CEO Vodafone Italy; – Review of cash flow forecasting and management with the Head of Financial Planning and Analysis; and – Business review with the CEO and CFO of Vantage Towers, which is a joint venture of the Group. Supply chain disruption Strategy The Committee met with the Global Supply Chain Director to deep dive on the threats of supply chain challenges and the Group’s strategy to continue to execute its logistics optimisation strategy. Data management and privacy Data The Committee met with the Head of Legal Privacy twice during the year to review and challenge the Group’s strategy around: (i) the data risk management action plan and (ii) data privacy risk and how compliance standards are being met. 90 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Area of focus Actions taken Portfolio changes The Group announced the disposal of Vodafone Spain in October 2023 and the disposal of Vodafone Italy in March 2024. Vodafone Spain and Vodafone Italy are both material operating segments of the Group. Consequently, the results are reported as discontinued operations in the year, with comparative information in both the income statement and cash flow statement re-presented to reflect this classification. At 31 March 2024, the Group awaits certain regulatory approvals for both transactions and therefore the assets and liabilities of Vodafone Spain and Vodafone Italy are presented as held for sale. See note 7 ‘Discontinued operations and assets held for sale’ in the consolidated financial statements. The sale of Vodafone Spain completed on 31 May 2024. See note 33 ‘Subsequent events’ in the consolidated financial statements. The Committee met with the Group Financial Controlling and Operations Director in March and May 2024 who outlined the key accounting and disclosure impacts in relation to the transactions in the consolidated financial statements. India accounting matters The disclosure and accounting judgements in relation to: – The Group’s conditional and capped obligations to make certain payments to Vodafone Idea Limited (‘VIL’) under a payment mechanism agreed at the time of the merger between Vodafone India and Idea Cellular in 2017; and – The valuation of a mark-to-market derivative asset in relation to the Total Return Swap (‘TRS’). See note 22 ‘Capital and financial risk management’ and note 29 ‘Contingent liabilities and legal proceedings’ in the consolidated financial statements. The Committee reviewed the appropriateness of the Group’s accounting judgements in relation to potential liabilities under the payment mechanism agreed with VIL. The Committee also reviewed accounting judgements relating to the valuation of the TRS derivative asset. These reviews occurred at the September 2023, November 2023, March 2024 and May 2024 Committee meetings. Impairments Judgements in relation to impairment testing relate primarily to the assumptions underlying the calculation of the value in use of the Group’s businesses, being the achievability of the long-term business plans and the macroeconomic and related valuation model assumptions. See note 4 ‘Impairment losses’ in the consolidated financial statements. The Committee met with the Group Head of Financial Planning & Analysis in November 2023 and May 2024 to discuss the impairment exercise undertaken and to challenge the appropriateness of assumptions made, including: – Management’s valuation methodology; – The achievability of the Group’s five-year business plans; – The potential impacts of market factors on the Group’s businesses and their business plans; – The long-term growth assumed for the Group’s businesses at the end of the plan period; and – The discount rates assumed in the valuation of the Group’s businesses. Fair, balanced and understandable The Committee assessed whether the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy. This assessment is supported by the Group’s Disclosure Committee, which is chaired by the Group General Counsel and Company Secretary who briefs the Committee on the Disclosure Committee’s work and findings. The Committee reviewed the processes and controls that underpin the Annual Report’s preparation, ensuring that all contributors and senior management are fully aware of the requirements and their responsibilities. This included the financial reporting responsibilities of the Directors under section 172 of the Companies Act 2006 to promote the success of the Company for the benefit of its members as well as considering the interests of other stakeholders that will have an impact on the Company’s long-term success. The Committee reviewed an early draft of the Annual Report at its March meeting to enable input and comment. The review is performed in conjunction with the ESG Committee during the joint meeting in May, which also included the review of TCFD and ESG-related disclosures. The Committee also reviewed the results announcement, supported by the work of the Group’s Disclosure Committee, which reviews and assesses the appropriateness of investor communications. This work enabled the Committee to provide positive assurance to the Board to assist it in making the statement required by the Code. Significant financial reporting judgements The areas considered and actions taken by the Committee in relation to the 2024 consolidated financial statements are outlined below and overleaf. For each area, the Committee was satisfied with the accounting and disclosures in the consolidated financial statements. 91 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Governance (continued) Regulators and our financial reporting The Financial Reporting Council (‘FRC’) publishes thematic reviews and other guidance to help companies improve the quality of corporate reporting through the provision of guidance and reviews of the quality of reporting across public companies. The Group routinely reviews FRC publications, the most relevant publications for the 2024 Annual Report being: – Annual review of corporate reporting; – Annual review of corporate governance reporting; and – Thematic reviews on existing disclosure requirements for (i) IFRS 13 ‘Fair value measurement’ and (ii) Climate-related metrics and targets. The Group already complied with the majority of the recommendations and the 2024 Annual Report has been updated to adopt best practice where appropriate. We reviewed the minimum standard for Audit Committees that was published by the FRC in May 2023. The Committee follows the working practices in the guidance with necessary disclosure provided in the Annual Report. Consequently, the guidance has not resulted in any substantive changes for the Committee. Draft regulations for new UK corporate reporting requirements were withdrawn by the UK Government in October 2023, and it was announced that simpler and more targeted reforms will be considered in the future. We continue to track developments in this area to ensure that we will be well placed to implement any changes, as applicable, in the years ahead. In January 2024, the FRC published an updated UK Corporate Governance Code (‘revised Code’). The implementation date will be the year ending 31 March 2026 for the Group, excluding the enhanced internal control requirements in the revised Code where implementation is required for the year ending 31 March 2027. The Committee will work with management to identify the scope of our material internal controls and the level of internal attestation work that will be performed in order to support the Board’s declaration of effectiveness of the controls. We expect to leverage from our established controls programme, which underpins our existing US reporting obligations. In January 2024, the US Securities and Exchange Commission (‘SEC’) raised a comment in relation to the commentary on our financial performance that was included in our Form 20-F for the year ended 31 March 2023. We submitted our written response to the SEC which was accepted, and their review was closed in January 2024. This review resulted in a number of enhancements in our disclosures in our Form 20-F for the year ended 31 March 2024. Area of focus Actions taken Liability provisioning The Group is subject to a range of claims and legal actions from a number of sources, including, but not limited to, competitors, regulators, customers, suppliers and, on occasion, fellow shareholders in Group subsidiaries. See note 16 ‘Provisions’ and note 29 ‘Contingent liabilities and legal proceedings’ in the consolidated financial statements. The Committee met with the Director of Litigation in November 2023 and May 2024 in advance of the half-year and year-end reporting, respectively. The Committee reviewed and challenged management’s assessment of the status of the most significant claims, together with relevant legal advice received by the Group, to form a view on the level of provisioning and appropriateness of disclosures in the consolidated financial statements. Taxation The Group is subject to a range of tax claims and related legal actions in several jurisdictions where it operates. Furthermore, the Group has extensive accumulated tax losses, and a key management judgement is whether a deferred tax asset should be recognised in respect of those losses. See note 6 ’Taxation’ and note 29 ’Contingent liabilities and legal proceedings’ in the consolidated financial statements. The Committee met with the Group Tax Director in November 2023 and May 2024 in advance of the half-year and year-end financial reporting, respectively. The Committee challenged the judgements underpinning tax provisioning, deferred tax assets and related disclosures. Revenue recognition Revenue is a risk area given the inherent complexity of IFRS 15 accounting requirements and the underlying billing and related IT systems. See note 1 ‘Basis of preparation’ in the consolidated financial statements. The accounting policy for and related disclosure requirements of IFRS 15 that have been presented in the Annual Report were reviewed in March and May 2024. The Committee considered the scope of EY’s planned revenue audit procedures and their related audit findings and observations at its meetings in November 2023 and May 2024. 92 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Internal control and risk management The Committee has the primary responsibility for the oversight of the Group’s system of internal control, including the risk management framework, the compliance framework and the work of the Internal Audit function. Internal Audit The Internal Audit function provides independent and objective assurance over the design and operating effectiveness of the system of internal control, through a risk-based approach. The function reports into the Committee and, administratively, to the Chief Financial Officer. The function is composed of teams across Group functions and local markets. This enables access to specialist skills through centres of excellence and ensures local knowledge and experience. Cooperation with professional bodies and an information technology research firm has ensured access to additional specialist skills and an advanced knowledge base. Internal Audit activities are based on a robust methodology and the internal quality assurance improvement programme ensures conformity with the International Professional Practices framework, which includes the IIA standards and code of ethics and the continuous development of the audit methodology applied. The conformity is reviewed and verified through an external quality assessment by an independent consultancy firm every three years. The Committee has a standing agenda item to cover Internal Audit-related topics. Prior to the start of each financial year, the Committee reviews and approves the annual audit plan, assesses the adequacy of the budget and resources and reviews the strategic initiatives for the continuous improvement of the function’s effectiveness. The audit plan is determined by considering Internal Audit’s rolling review framework and the outputs of a data-driven risk assessment. The Committee reviews progress against the approved audit plan and the results of Internal Audit activities, with a strong focus on unsatisfactory audit results and cross-entity audits, which are audits that are performed across multiple markets with the same scope. Audit results are analysed by process and entity to highlight both changes in the control environment and areas that require attention. During the year, Internal Audit coverage focused on principal risks, including Cyber threat, Data management and privacy and Adverse macro-economic conditions. Through the thematic reviews, assurance was provided across a broad range of areas, including: customer device financing; discount management; Vodafone Business billing processes; M-Pesa operations; security of enterprise customer-provided equipment (‘CPE’); management of end-of-life software risks; identity management; shadow IT; management of network stock; management of payment systems; data privacy; management of customer master data; and the physical security of critical assets. The activities performed by the shared service organisation continue to receive ongoing focus due to their significance across many processes. Management is responsible for ensuring that issues raised by Internal Audit are addressed within an agreed timetable, and the Committee reviews their timely completion. The last independent review of the effectiveness of the Group’s Internal Audit function was performed by Deloitte LLP in January 2022, and the results were presented to the Committee. The review concluded that the Internal Audit function operated in accordance with the Global Institute of Internal Auditors’ International Professional Practices Framework, is at the top of its peer group range and demonstrates areas of innovative practice. The Internal Audit function continues to invest in several initiatives to improve its effectiveness, particularly in the adoption of new technologies. The innovative use of data analytics has provided broader and deeper audit testing and driven increased insights. Assessment of the Group’s system of internal control, including the risk management framework The Group’s risk assessment process and the way in which significant business risks are managed is an area of focus for the Committee. The Committee’s activity here was led primarily, but not solely, by the Group’s assessment of its principal and emerging risks and uncertainties set out on pages 58 to 62 and a range of mitigations for risks as set out on pages 125 to 128. Cyber threats remain a major focus for the Committee given the continual threats in this area. The Group has an internal control environment designed to protect the business from the material risks that have been identified. Management is responsible for establishing and maintaining adequate internal controls and the Committee has responsibility for ensuring the effectiveness of those controls. The Committee reviewed the process by which Group management assessed the control environment, in accordance with the requirements of the Guidance on Risk Management, Internal Control and Related Financial and Business Reporting published by the FRC. This activity was supported by (i) reports from the Group Audit Director, (ii) a review of the Group’s principal risks with the Global Head of Risk, (iii) a review of the Group’s second line of defence and policy simplification with the Group General Counsel and Company Secretary, and (iv) a fraud update from the Global Corporate Security and Resilience Director and Global Head of Fraud Management and Investigations. The Group operates a ‘Speak Up’ channel that enables employees to anonymously raise concerns about possible irregularities. The Committee received an update on the operation of the channel together with the output of any resulting investigations. The Committee has completed its review of the effectiveness of the Group’s system of internal control, including risk management, during the year and up to the date of this Annual Report. The review covered all material controls including financial, operating and compliance controls. The Committee confirms that the system of internal control operated effectively for the 2024 financial year. Where specific areas for improvement were identified, mitigating alternative controls and processes were in place. This allows us to provide positive assurance to the Board to help fulfil its obligations under the Code. Compliance with section 404 of the US Sarbanes-Oxley Act Oversight of the Group’s compliance activities in relation to section 404 of the US Sarbanes-Oxley Act and policy compliance reviews also fall within the Committee’s remit. Management is responsible for establishing and maintaining adequate internal controls over financial reporting, and we have responsibility for ensuring the effectiveness of these controls. The Committee received updates on the Group’s work in relation to section 404 compliance and the Group’s broader financial control environment during the year. We continue to challenge management on ensuring the nature and scope of control activities evolve to ensure key risks continue to be adequately mitigated. The Committee also took an active role in monitoring the Group’s compliance activities, including receiving reports from management in the year covering programme-level strategy, the scope of compliance work performed and the results of controls testing. The external auditor also reports the status of its work in relation to controls in its reports to the Committee. 93 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Long-term viability statement and going concern assessment The Committee provides advice to the Board on the form and basis of conclusion underlying the long-term viability statement and the going concern assessment. Read more about the long-term viability statement on page 63 Read more about the going concern assessment on page 124 At our meeting in May 2024, the Committee challenged management on its financial risk assessment as part of its consideration of the long-term viability statement. This included scrutiny of forecast liquidity, balance sheet stress tests, the availability of cash and cash equivalents through new or existing financing facilities and a review of counter-party risk to assess the likelihood of third parties not being able to meet contractual obligations. This comprehensive assessment of the Group’s prospects made by management included consideration of: – The review period and alignment with the Group’s internal long‑term forecasts; – The assessment of the capacity of the Group to remain viable after consideration of future cash flows, expected debt service requirements, undrawn facilities and access to capital markets; – The modelling of the financial impact of severe but plausible risk scenarios materialising; including a sensitivity if expected M&A transactions fail to complete within the assessment period; – The inclusion of clear and enhanced disclosures in the Annual Report as to why the assessment period selected was appropriate to the Group, what qualifications and assumptions were made and how the underlying analysis was performed, consistent with FRC pronouncements; and – Comprehensive disclosure in relation to the Group’s liquidity provided in the consolidated financial statements. See note 22 ‘Capital and financial risk management’ in the consolidated financial statements. External audit The Committee has primary responsibility for overseeing the relationship with the external auditor, EY. This includes making the recommendation on the appointment, reappointment and removal of the external auditor, assessing its independence on an ongoing basis, and approving the statutory audit fee, the scope of the statutory audit and the appointment of the lead audit engagement partner. Alison Duncan has held this role for five years since the appointment of EY as external auditor for the year ended 31 March 2020. The lead audit partner role will rotate to Michael Rudberg, an existing partner on the audit team, for the year ending 31 March 2025. EY presented to the Committee its detailed audit plan for the 2024 financial year, which outlined its audit scope, planning materiality and its assessment of key audit risks. The identification of key audit risks is critical in the overall effectiveness of the external audit process. The Committee also received reports from EY on its assessment of the accounting and disclosures in the financial statements and financial controls. The last external audit tender took place in 2019, which resulted in the appointment of EY. The Committee will continue to review the auditor appointment and anticipates that the audit will be put out to tender at least every 10 years. In deciding when to conduct an external audit tender, the Committee considers a range of factors, including the potential cost and efficiency benefits of retaining the incumbent auditor. The Company has complied with the Statutory Audit Services Order 2014 for the financial year under review. Independence and objectivity In its assessment of the independence of the auditor, and in accordance with the US Public Company Accounting Oversight Board’s (‘PCAOB’) standard on independence, the Committee received details of all relationships between the Company and EY that may have a bearing on its independence and received confirmation from EY that it is independent of the Company in accordance with US federal securities law and the applicable rules and regulations of the SEC and the PCAOB. Effectiveness of the external audit process The Committee reviewed the quality of the external audit process throughout the year and considered the performance of EY. This comprised the Committee’s own assessment and the results of a detailed feedback survey of senior personnel across the Group. Based on these reviews, the Committee concluded that there had been appropriate focus and challenge by EY on the primary areas of the audit and that EY had applied robust challenge and scepticism throughout the audit. EY audit and non-audit fees Total fees payable to EY for audit and non-audit services in the year ended 31 March 2024 amounted to €36 million (FY23: €31 million). Audit fees The Committee reviewed and discussed the fee proposal, was engaged in agreeing audit scope changes and, following the receipt of formal assurance that its fees were appropriate for the scope of the work required, agreed an audit fee of €26 million for statutory audit services in the year (FY23: €28 million). Non-audit fees To protect the independence and objectivity of the external auditor, the Committee has a policy for the engagement of the external auditor to provide non-audit services. The policy prohibits EY from playing any part in management or decision-making, providing certain services such as valuation work and the provision of accounting services. The Group’s non-audit services policy incorporates the requirements of the FRC’s Ethical Standard, including a ‘whitelist’ of permitted non-audit services which mirrors the FRC’s Ethical Standard. The FRC published a revised Ethical Standard in January 2024. The Group’s non-audit services policy will be updated to incorporate the changes in the revised Ethical Standard and will be approved by the Committee ahead of the December 2024 effective date. The Committee has pre-approved that EY can be engaged by management, subject to the policies set out above, and subject to: – A €60,000 fee limit for individual engagements; – A €500,000 total fee limit for services where there is no legal alternative; and – A €500,000 total fee limit for services where there is no practical alternative supplier. For those permitted services that exceed these specified fee limits, the Committee Chair pre-approves the service. Non-audit fees in the year were €10 million (FY23: €3 million), comprising audit-related fees of €10 million. The level of non-audit fees in the year ended 31 March 2024 is significantly higher than recent years. This is primarily attributable to Reporting Accountant services that have been provided by EY in connection with the proposed merger of Vodafone UK with Three UK and other audit-related services associated with the disposal of Vodafone Spain. Vodafone did not incur any tax fees and EY did not provide any products or services to Vodafone other than the audit and audit-related fees described above. See note 3 ‘Operating profit’ in the consolidated financial statements. FY24 FY23 Audit fees €26 million €28 million Non-audit fees €10 million €3 million Audit-related fees €10 million €3 million Tax fees – – All other fees – ` – Governance (continued) 94 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Technology committee The role of the Technology Committee is to support the Board by providing expert oversight and monitoring of the Group’s technology strategy, as well as assessing technology risks, understanding resource and talent requirements, and exploring new innovations that may enable future growth. Chair Simon Segars Members Deborah Kerr Delphine Ernotte Cunci Stephen A. Carter CBE Key responsibilities The responsibilities of the Committee are to: – Oversee, monitor and challenge the Group’s technology strategy. – Review long term technology plans and budgets including capital investment, resourcing, skills and prioritisation. – Understand future technology developments, industry trends and technology innovation that may impact the company strategy. – Review technology risks, disruptors and mitigations. – Participate in deep dives into particular topics, innovations or plans. – Assess whether the technology strategy is consistent and enabling the overall company strategy. – Review technology strengths, weaknesses, opportunities and threats with executive management to oversee actions being taken in each area. This will include a focus on disruptors and risks that could adversely impact the strategy. – Review significant transformation and technology programmes. – Review technology supply chain, partnerships and external relationships that underpin the strategy. Letter from Committee Chair On behalf of the Board, I am pleased to present Vodafone’s Technology Committee Report for the year ended 31 March 2024. The Committee was established in 2023 with the founding members bringing a wide range of experience across domains that relate to technology and strategy. This year, the Committee met three times, in July 2023, November 2023 and January 2024. Each meeting agenda included a range of topics across the Committee’s areas of responsibility. An important objective of the Committee is to provide external perspectives and challenge into the technology strategy and direction. Furthermore, topics reviewed during Committee meetings in 2023/2024 on key areas such as future network strategy, Internet of Things ecosystem, Artificial Intelligence (‘AI’) and how technology strategy underpins the company strategy, have enabled Committee members to lead and support broader technical discussions with the main Plc Board. I have reported this year’s Committee work to the Board and I am looking forward to the next year chairing the Committee, starting with the next meeting in May 2024. /s/ Simon Segars Simon Segars On behalf of the Technology Committee 14 June 2024 Click or scan to watch the Chair of the Technology Committee explain his role: investors.vodafone.com/videos Focus during the year The Technology Committee met with senior leaders of the technology team including the Chief Technology Officer, Chief Network Officer and others on three occasions during the year ended 31 March 2024. The following provides a summary of the topics covered. July 2023 In the first meeting the proposed terms of reference were reviewed and approved. The objective of this session was to set the foundation and context for future discussion and deep dive topics that directly support Vodafone’s technology strategy and vision. Vodafone’s approach to technology strategy development and its operating model were explained. The Committee discussed Vodafone’s five-year technology strategy and individual workstreams. 5G network deployment and the development of global platforms were particular areas of focus. Cyber security was also discussed, with the Committee reflecting on the changing business, technology, and threat landscape. November 2023 This session included deep dives on a range of topics including the prioritisation process that drives execution of the technology strategy and its links to the company’s annual planning cycle. We discussed how strategy and plans are shaped to address regulatory changes, macro-economic and geopolitical factors. A digital and IT presentation focused on customer experience and service as well as global platforms. January 2024 In January this year, we explored how the technology team is supporting Vodafone Business’ growth ambitions over the next five years, including target outcomes. Our IoT portfolio and underlying technologies were also discussed, including the future investment roadmap for key products. Priorities, delivery targets and outcomes for FY25 were discussed with the Committee with focus on direct contribution to company priorities around Customer, Simplicity and Growth. Finally, the Committee were briefed on Vodafone’s AI, Machine Learning and Generative AI capabilities and partnerships ahead of a deep dive scheduled for May 2024. Key focus for the next year Next year we expect to continue to look at existing and new technologies that drive innovation, company strategy and growth, focusing on how technology enables customer service and builds trust. Strategy discussions will consider how we manage both opportunities and risks. 95 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

In 2021, the Board formally approved the establishment of a new Committee of the Board, the ESG Committee. The role of the Committee is to provide oversight of Vodafone’s Environmental, Social and Governance (‘ESG’) programme, to monitor the Purpose agenda in relation to Empowering People, Protecting the Planet and ensuring that Vodafone Maintains Trust. Chair Amparo Moraleda Members Jean-François van Boxmeer Christine Ramon Simon Segars Key responsibilities The responsibilities of the Committee are to: – Provide oversight of the Vodafone Group ESG programme and monitor the Purpose agenda; – Review and provide guidance on the implementation of the ESG strategy, and related policies and programmes required to implement the ESG strategy; – Monitor progress against KPIs and external ESG indices; and – Provide joint oversight and effective governance with the Audit and Risk Committee (‘ARC’) over the ESG content within the Annual Report, the ESG Addendum and other disclosures with ESG content. Click to read the Committee’s terms of reference: vodafone.com/board-committees Letter from Committee Chair On behalf of the Board, I am pleased to present Vodafone’s ESG Committee report for the year ended 31 March 2024. On establishment of the Committee in 2021, I was appointed as Chair due to my experience in ESG topics and my tenure as a member of the Board of Trustees of the Vodafone Foundation since 2020. In November 2022, we were delighted to welcome a new Committee member, Simon Segars, who brings a wealth of experience from his career in the electrical engineering field to the Vodafone Board and the ESG Committee. In 2023, the Committee underwent a substantial change to its structure, as two of my fellow founding members, Dame Clara Furse and Valerie Gooding, retired from the Committee after building a strong foundation from which our new members will drive the strategy to the next phase. To emphasise ESG as a strategic priority, our Board Chair, Jean-François van Boxmeer, joined the ESG Committee, in addition to his role on the Nominations and Governance Committee. Jean-François was Chief Executive of Heineken for 15 years and provides important perspectives having held senior roles across Africa and Europe before becoming Chair of the Vodafone Board in 2020. Christine Ramon completes the ESG Committee. Her extensive experience in senior finance roles, specifically at AngloGold Ashanti, energy and chemicals company Sasol, and as non-executive director at telecommunications company MTN Group Ltd, both in South Africa, offer invaluable insights to many markets in which Vodafone operates. Her position on the ARC ensures that where ESG concepts converge with risk and compliance topics, we can take an integrated approach. In FY23, the Board took the decision to evolve ESG governance and increase the cadence of ESG Committee meetings to three per annum. This additional engagement is a joint session with the ARC, to stay ahead of the constantly changing ESG landscape, ensure a holistic perspective on the issues that impact both committees and implement additional controls on disclosures, within the Annual Report and the ESG Addendum and Methodology document, for which we have introduced a collaborative responsibility. The other two Committee meetings in FY23 ensured further development of the relationships with the senior leaders who lead the Purpose agenda, drive the strategies to deliver against the KPIs and engage Vodafone employees in supporting positive change in all ESG areas. The wide variety of topics and thorough papers ensured a comprehensive view of the ESG programmes. Deep dives with subject matter experts were conducted to develop detailed knowledge on specific strategies, KPIs and progress against them along with discussions around future direction. Multiple discussions with Joakim Reiter, Chief External and Corporate Affairs Officer, have reinforced that ESG is at the core of Vodafone’s purpose and is a key element in the execution of the corporate strategy, as well as a driver of commercial success. The approach to ESG brings together five key programmes: – Purpose and the actions Vodafone takes within our Purpose strategy relating to Empowering People, Protecting the Planet and Maintaining Trust; – Oversight of Vodafone’s ESG strategy and performance to ensure an effective ESG programme; – Conducting business with integrity, to ensure Vodafone operates to the highest possible standards of integrity and ethics, and that Vodafone is ‘Doing What’s Right’ towards customers, colleagues, communities and co-partners; – Transparency, including providing correct disclosures and reporting, as well as external positioning, engagement and communication on all material ESG aspects; and – Measurement, ensuring that the data that we use to track progress on ESG metrics is of high quality and reliable, to provide insights for strategic focus. The transformation programme to move ESG data reporting to the finance function continues to evolve and support the delivery of substantial improvements in our non-financial data through the development of a robust control environment, alongside policies, to progress our ESG objectives. On behalf of the Committee, I have reported on the FY24 work to the Board, and I am looking forward to FY25; starting with the joint ESG and ARC Committee meeting in May 2024 to review annual reporting. The Committee will continue oversight and scrutiny of Vodafone’s ESG agenda, including further presentations from senior executives and experts from across the Group. We will review progress on each of Vodafone’s ESG strategies and the pathways in place to meet our ESG goals in Group and across markets. Consideration of the following stakeholder interests will remain part of the Committee’s responsibility: – Investors: Strong Board-level ESG governance is a key requirement of an effective ESG programme; – Governments and regulators: Local and international legal and regulatory obligations on ESG topics continue to increase; – Local communities and NGOs: ESG topics affect the day-to-day lives of the people in the communities that we serve; – Suppliers and customers: Upholding high ethical standards throughout our value chain is critical for stakeholders when deciding whether they should do business with Vodafone; and – Employees take pride in working for a purpose-driven organisation that is enabling an inclusive, sustainable and trusted digital society. /s/ Amparo Moraleda Amparo Moraleda On behalf of the ESG Committee 14 June 2024 ESG Committee 96 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Click or scan to watch the Chair of the ESG Committee explain her role: investors.vodafone.com/videos Click to read more about Vodafone’s approach to ESG reporting: vodafone.com/ sustainability-reports Environment Read more Energy consumption and GHG emissions E Including energy sources, uses and targets 38-41 Circularity and other environmental topics E Including device and network waste, water and plastics 41-42 Environmental benefits from products and services E Including carbon and resource efficiency enablement 41-42 Climate change risk management A E Including alignment with TCFD recommendations 64-69 Social Read more Safety, health and wellbeing B 19-20 Workplace equality and employee experience B 17-19 Employee rights B A Including collective bargaining, grievance mechanisms, Speak Up, Fair Pay and labour standards 17 44 51-52 Responsible supply chain B E Including labour standards and sourcing of minerals 51-53 Human and digital rights A E Including privacy regulations, right to privacy and freedom of expression, and other human rights 45-46 51-52 Socio-economic benefits from products and services E Including digital inclusion 33-37 Governance Read more Mobile, masts and health B 51 Security A B Including cyber and other security topics 46-51 Anti-bribery and corruption A 53-54 Business conduct and ethics A Including taxation, business conduct and compliance 53-54 Corporate governance N 70-85 Reporting A B E Including Annual Report and Accounts, Climate-related risks, Modern Slavery Statement and voluntary ESG disclosures 1-85 Focus during the year The ESG Committee met three times during the year ended 31 March 2024. The following provides a summary of the topics covered. May 2023 The inaugural joint ARC and ESG Committee provided a full review of all ESG annual reporting documents, including the TCFD report and the ESG Addendum. The Committees received papers outlining key changes made since the previous annual report, including the strategic approach and the scope of the assurance plan. The Committees were satisfied with the proposals. November 2023 – Review of the ESG strategy and its evolution since the establishment of the Committee in 2021. The paper submitted by Joakim Reiter, Chief External and Corporate Affairs Officer, provided details on three key strategic evolutions prompted either by changes in Vodafone Group or developments in the external environment: simplification of ESG targets, integration of ESG into business priorities, and the continued evolution of ESG data management. – The Executive Committee sponsor of Vodafone’s inclusion programme, Serpil Timuray, CEO of Vodafone Investments, provided an overview of the strategy and a progress update on KPIs in relation to customers, communities, colleagues and co-partners. – Leanne Wood, Chief Human Resources Officer, presented feedback from Vodafone’s female employees on the gender diversity programme, the achievements to date and the actions planned to further improve the gender diversity programme. – The Committee was also assured by the papers submitted on ESG rankings and indices and the approach to ESG half-year reporting. March 2024 Joakim Reiter, delivered key ESG developments at the March Committee: – Vodafone’s purpose was refreshed to reflect that everything we do in Vodafone aims to create a digital society, and we ensure that this digital society is inclusive, sustainable and responsible through three purpose differentiators: Empowering People, Protecting the Planet and Maintaining Trust. – The Committee welcomed the opportunity to review Vodafone’s Climate Transition Plan, which details the necessary actions to achieve our net zero ambitions. This will be published as part of our FY24 reporting suite, and is a summary of our strategy with cross-functional objectives and governance to reduce emissions and manage our climate-related risks and opportunities. – Vodafone’s approach to ESG reporting for FY24 was noted in a paper along with the results from a recent internal audit that reviewed: ESG global targets; policies and procedures; implementation and monitoring of programmes; local metrics calculation and reporting; and Group consolidation and disclosures. Key focus for the next year – Continuing to review progress of the ESG strategy, including performance against targets and performance in ESG indices and rankings; – Reviewing progress in embedding key purpose targets and practices into Vodafone’s operations and commercial strategy; – Reviewing Vodafone’s alignment to external ESG disclosure standards such as ISRS1 , CSRD2 and ESRS3 ; and – Continued oversight of the ESG data management programme. Key Audit and Risk Committee ESG Committee Nominations and Governance Committee Full Board A E N B Mapping of ESG topics When establishing the ESG Committee and setting its remit, we completed a mapping of all key ESG topics for Vodafone, to ensure clarity on the role of the ESG Committee alongside the Board and other relevant committees. This is presented below, with further details of each ESG topic. Notes: 1. International Standard on Related Services. 2. Corporate Sustainability Reporting Directive. 3. European Sustainability Reporting Standards. 97 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Letter from the Remuneration Committee Chair On behalf of the Board, I present our 2024 Directors’ Remuneration Report. This report includes both our Policy Report (as approved by shareholders at the 2023 AGM), and our 2024 Annual Report on Remuneration, which sets out how our policy was implemented during the year under review and how it will be applied for the year ahead. Activities during the year In the last year we have seen good progress in delivering against our strategic goals of Customers, Simplicity, and Growth, and in transforming our company to support these ambitions. We recognise how important it is to stay connected with our employees during this period of change, and as a result continue to collect feedback through our Spirit Beat survey and other employee listening initiatives. Our workforce engagement leads, Christine Ramon and Delphine Ernotte Cunci, have also attended forums in Europe and Africa to understand the perspectives of employees across all our markets. The key topics raised by employee representatives this year included our company transformation, market portfolio, the development of our employees, and the experience of our customers. As set out in last year’s letter, we launched our remuneration policy consultation with our largest shareholders last year and engaged with a variety of investor bodies and proxy agencies. We were pleased to see that our Policy Report was approved by over 95% of shareholders at the 2023 AGM. The Committee would like to thank those that provided feedback leading up to this and we continue to engage with investors on the implementation of our 2024 Annual Report on Remuneration. Alignment with our strategy and culture During the year we made announcements regarding the sale of Vodafone Spain and Vodafone Italy and outlined the binding agreement to combine our UK business. These reflect the advancements we have made in right-sizing our European portfolio for optimal growth. We also made good early progress with improving the experience of customers and transforming our operations to remove complexity and accelerate growth. To support and reinforce these priorities, we updated the structure of our Global Short Term Incentive plan to categorise measures under Growth and Customers. In the case of the latter, we split out our NPS, Churn and Revenue Market Share metrics into separate measures, following the previous approach of categorising these under a single Customer Appreciation metric. This has ensured dedicated focus, and, in the case of NPS, where we specifically review the reduction of deep detractor customers, we have seen a reduction in a majority of our markets. We continue to use adjusted free cash flow across our incentive plans to reinforce the importance of cash generation in creating value for our business and when applying rigorous capital discipline in investment decisions. We also use adjusted service revenue and adjusted EBIT in our Global Short Term Incentive plan to focus on the importance of delivering operating efficiencies when maximising profit and revenue. The Committee evaluates the remuneration decisions, outcomes, and structures in the context of our evolving company strategy, and this will inform any changes to our Policy Report which will be reviewed in the forthcoming year. Read more about our strategy and culture on pages 9 and 80 of this Annual Report Fair pay During the year we continued to make interventions across our business to support our colleagues in countries where inflationary and cost of living pressures were being felt. This included targeted support in markets including, but not limited to, Germany, Ireland, Egypt, and Turkey. The type of support used was tailored to specific market circumstances but included additional or accelerated salary reviews and the provision of extra cash allowances. When making decisions on executive remuneration the Committee considers pay in the wider context including arrangements elsewhere in the business, our fair pay principles and stakeholder considerations. Read more on page 113 Arrangements for 2025 Base salary and pension arrangements Prior to the 2024 review, the salaries for both Executive Directors had been unchanged following their respective appointments to the roles of Group Chief Executive and Group Chief Financial Officer. Following the 2024 salary review, the Committee agreed that salaries for both Executive Directors would remain unchanged. The Committee felt this was appropriate considering Margherita Della Valle’s salary increase following her permanent appointment as Group Chief Executive in April 2023, and given Luka Mucic’s salary was set appropriately when he joined as Chief Financial Officer in September 2023. Pension arrangements for Executive Directors will continue to remain aligned with the wider UK workforce at 10% of base salary. Annual bonus (‘GSTIP’) During the year the Committee determined that measures and weighting under the 2025 annual bonus will remain unchanged from those used in the 2024 plan: – Growth (70%): service revenue (20%), adjusted EBIT (20%), adjusted free cash flow (20%) and revenue market share (10%). – Customers (30%): Net Promoter Score (20%) and churn (10%). Global long-term incentive (‘GLTI’) The Committee determined that the GLTI will remain unchanged for 2025. The measures under the long-term incentive will continue to be weighted at 60% adjusted free cash flow, 30% relative TSR and 10% ESG. Read more on pages 117 to 118 Performance outcomes during 2024 GSTIP performance (1 April 2023 – 31 March 2024) Annual bonus performance during the year was measured against both financial and strategic measures aligned to our strategic priorities of Growth and Customers. The four measures underpinning Growth, equivalent to 70% of the award, include service revenue (20%), adjusted EBIT (20%), adjusted free cash flow (20%), and revenue market share (10%). The measures under the Customers element of the award, equivalent to 30% of the award, include Net Promoter Score (20%) and Churn (10%). Performance under the financial and strategic measures was consistent with or above the mid-point of the target range. The combined performance resulted in an overall bonus payout of 71.2% of maximum. Read more on pages 107 and 108 Remuneration Committee 98 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

GLTI performance (1 April 2021 – 31 March 2024) The 2022 GLTI award (granted August 2021) was subject to adjusted free cash flow (‘FCF’) (60% of total award), relative TSR (30% of total award), and ESG (10% of total award) performance. All performance conditions were measured over the three-year period ending 31 March 2024. Final adjusted FCF performance finished above the mid-point of the range resulting in 65.3% of the adjusted FCF element vesting. Relative TSR performance was below the median of the peer group resulting in no vesting under this measure. ESG performance was assessed against three metrics and vested at 96.9%. This resulted in an overall vesting percentage for the 2021 GLTI of 48.9% of maximum. Read more on pages 108 and 109 Consideration of discretion The Committee reviewed the appropriateness of the outcomes of both the annual bonus and long-term incentive plan in light of both the relevant performance targets and wider internal and external considerations, including the wider employee experience, across the respective measurement periods. The Committee also acknowledged that no windfall gains had occurred under the long-term incentive plan. It was agreed that the outcomes were appropriate and that no adjustments were required. Looking ahead Over the course of the next 12 months the Committee will be reviewing the current Remuneration Policy to ensure it continues to support our Company strategy. If any necessary changes are required, these will be shared for consultation ahead of the Policy Report being finalised for approval. The rest of this report sets out both our Policy Report, as approved at the 2023 AGM, and our Annual Report on Remuneration, which sets out the decisions and outcomes summarised in this letter in further detail. /s/ Amparo Moraleda Amparo Moraleda On behalf of the Remuneration Committee 14 June 2024 Remuneration at a glance Component 2024 (year ending 31 March 2024) 2025 (year ending 31 March 2025) Fixed pay Base salary Effective 27 April 2023: Group Chief Executive: £1,250,000. Effective 1 September 2023: Group Chief Financial Officer: £760,000. Effective 1 July 2024: Group Chief Executive: £1,250,000 (no increase). Group Chief Financial Officer: £760,000 (no increase). Benefits Travel related benefits and private medical cover. Travel related benefits and private medical cover. Pension Pension contribution of 10% of salary. Pension contribution of 10% of salary. Annual bonus GSTIP Opportunity (% of salary): Target: 100%/Maximum: 200% Measures: Service revenue (20%), adjusted EBIT (20%), adjusted FCF (20%), revenue market share (10%), Net Promoter Score (20%) and churn (10%). Opportunity (% of salary): Target: 100%/Maximum: 200% Measures: Service revenue (20%), adjusted EBIT (20%), adjusted FCF (20%), revenue market share (10%), Net Promoter Score (20%) and churn (10%). Long-term incentive GLTI Opportunity (% of salary – maximum): Chief Executive: 500%/Other Executive Directors: 450% Measures: Adjusted free cash flow (60%), relative TSR (30%), and ESG (10%). Performance/holding periods: Three-year performance + two-year holding period. Opportunity (% of salary – maximum): Chief Executive: 500%/Other Executive Directors: 450% Measures: Adjusted free cash flow (60%), relative TSR (30%), and ESG (10%). Performance/holding periods: Three-year performance + two-year holding period. 99 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Remuneration Policy Remuneration Policy – notes to reader No changes have been made to our policy since its approval at the 2023 Annual General Meeting which was held on 25 July 2023. Our approved Policy Report is available on our website at vodafone.com, and has been reproduced below in the shaded boxes exactly as it was set out in the 2023 Annual Report. As such some of the policy wording, including references to the 2023 Annual General Meeting and page number references, is now out of date. Remuneration Policy In this forward-looking section we describe our Remuneration Policy for the Board. This includes our considerations when determining policy, a description of the elements of the reward package, including an indication of the potential future value of this package for the Executive Directors, and the policy applied to the Chair and Non-Executive Directors. We will be seeking shareholder approval for our Remuneration Policy at the 2023 Annual General Meeting (‘AGM’) and we intend to implement it at that point. A summary and explanation of the proposed changes to the current Remuneration Policy is provided on page 85. The proposed Remuneration Policy submitted for shareholders’ approval at the 2023 AGM does not differ substantively from the Remuneration Policy approved by shareholders in 2020 except for changes made to align the terms of the Remuneration Policy with the drafting of the rules of the new Global Incentive Plan 2023, which is also being submitted for shareholders’ approval at the 2023 AGM. Subject to approval, we will review our Remuneration Policy each year to ensure that it continues to support our Company strategy and, if it is necessary to make a change to our Remuneration Policy within the next three years, we will seek prior shareholder approval for the change. Considerations when determining our Remuneration Policy To avoid conflicts of interest, the Remuneration Committee is entirely comprised of Non-Executive Directors (who are not eligible to participate in the Company’s annual bonus or long-term incentive arrangements) and the Remuneration Committee ensures that individuals are not present when the Remuneration Committee discusses their own remuneration. A critical consideration for the Remuneration Committee when determining our Remuneration Policy is to ensure that it supports our Company purpose, strategy, and business objectives. A variety of stakeholder views are taken into account when determining executive pay, including those of our shareholders, colleagues, and external bodies. Further details of how we engage with, and consider the views of, each of these stakeholders are set out on page 100. In advance of submitting our Remuneration Policy for shareholder approval we ran a thorough consultation exercise with our major shareholders. We invited our top 25 shareholders (constituting a combined holding of c.50% of our issued share capital at the time of engagement) and a number of key governance stakeholders to comment on remuneration at Vodafone and to provide feedback on the proposed changes to the current Remuneration Policy which was approved at the 2020 AGM. A number of meetings between shareholders and the Remuneration Committee Chair took place during this consultation period. Listening to and consulting with our employees is very important and the Remuneration Committee is supportive of the activities undertaken to engage the employee voice. Our engagement with employees can take different forms in different markets but includes a variety of channels and approaches including our annual people survey which attracts very high levels of participation and engagement, regular business leader Q&A sessions, and a number of internal digital communication platforms. Our Workforce Engagement Lead also undertakes an annual attendance at our European employee forum, and a similar body which covers our African markets, with any questions or concerns raised by the employee representatives presented directly to the Board for consideration and discussion. Any actions taken by the Board are then fed back to these forums to ensure a two-way dialogue. Whilst we do not formally consult directly with employees on the Remuneration Policy nor is any fixed remuneration comparison measurement used when determining the Remuneration Policy for Executive Directors, the Remuneration Committee is briefed on pay and employment conditions of employees in the Vodafone Group, with particular reference to the market in which the executive is based. The Company operates Sharesave, a UK all-employee share plan, as well as other discretionary share-based incentive arrangements, which means that the wider workforce have the opportunity to become shareholders in the Company and be able to vote on the Remuneration Policy in the same way as other shareholders. Further information on our approach to remuneration for other employees is given on page 90. Performance measures and targets Our Company strategy and business objectives are the primary consideration when we are selecting performance measures for our incentive plans. The targets within our incentive plans that are related to internal financial measures (such as revenue, profit and cash flow) are typically determined based on our budgets. Targets for strategic and external measures (such as customer-focused metrics, ESG measures, and total shareholder return (‘TSR’)) are set based on Company objectives and in light of the competitive marketplace. The threshold and maximum levels of performance are set to reflect minimum acceptable levels at threshold and very stretching levels at maximum. As in previous Remuneration Reports, we will disclose the details of our performance metrics for our short- and long-term incentive plans. However, our annual bonus targets are commercially sensitive and therefore we will only disclose our targets in the Remuneration Report following the completion of the financial year. We will normally disclose the targets for each long-term award in the Remuneration Report for the financial year preceding the start of the performance period. At the end of each performance period we review performance against the targets, using judgement to account for items such as (but not limited to) mergers, acquisitions, disposals, foreign exchange rate movements, changes in accounting treatment, material one-off tax settlements etc. The application of judgement is important to ensure that the final assessments of performance are fair and appropriate. 100 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

The Remuneration Policy table The table below summarises the main components of the reward package for Executive Directors. Fixed pay: Base salary Purpose and link to strategy To attract and retain the best talent Operation Salaries are usually reviewed annually and fixed for 12 months commencing 1 July. Decisions are influenced by: – the level of skill, experience and scope of responsibilities; – business performance, scarcity of talent, economic climate and market conditions; – increases elsewhere within the Group; and – external comparator groups (which are used for reference purposes only) made up of companies of similar size and complexity to Vodafone. Opportunity Average salary increases for existing Executive Committee members (including Executive Directors) will not normally exceed average increases for employees in other appropriate parts of the Group. Increases above this level may be made in specific situations. These situations could include (but are not limited to) internal promotions, changes to role, material changes to the business and exceptional Company performance. Performance metrics None. Fixed pay: Pension Purpose and link to strategy To remain competitive within the marketplace Operation – Executive Directors may choose to participate in the defined contribution pension scheme or to receive a cash allowance in lieu of pension. Opportunity – The pension contribution or cash payment is equal to the maximum employer contribution available to our UK employees under our Defined Contribution scheme (currently 10% of annual gross salary). Performance metrics None. Fixed pay: Benefits Purpose and link to strategy To aid retention and remain competitive within the marketplace Operation – Travel-related benefits. These may include (but are not limited to) a company car or cash allowance, fuel and access to a driver where appropriate. – Private medical, death and disability insurance and annual health checks for the Executive Directors and their families. – In the event that we ask an individual to relocate we would offer them support in line with Vodafone’s relocation and international assignment policies. This may cover (but is not limited to) relocation, cost of living allowance, housing, home leave, education support, and tax equalisation and advice. – Legal and tax support fees if appropriate. – Other benefits are also offered in line with the benefits offered to other employees, for example, our all-employee share plan, mobile phone discounts, maternity/paternity benefits, sick leave, paid holiday etc. Opportunity – Benefits will be provided in line with appropriate levels indicated by local market practice in the country of employment, though no monetary maximum has been set. – We expect to maintain benefits at the current level but the value of any benefit may fluctuate depending on, amongst other things, personal situation, insurance premiums and other external factors. Performance metrics None. Malus and clawback The Remuneration Committee reviews the incentive plan results before any payments are made to executives or any shares vest and has full discretion to adjust the final payment or vesting if they believe circumstances warrant it. In particular, the Remuneration Committee has the discretion to use either malus or clawback as it sees appropriate. In the case of malus, the award may lapse wholly or in part, may vest to a lesser extent than it would otherwise have vested or vesting may be delayed. In the case of clawback, the Remuneration Committee may recover bonus amounts that have been paid up to three years after the relevant payment date, or recover share awards that have vested up to five years after the relevant grant date. In line with best practice guidance, the key trigger events for the use of the clawback arrangements include material misstatement of results, material miscalculation of performance condition outcomes, the Executive Director’s gross misconduct, or breach of their restrictive covenants, the Executive Director causing a material financial loss to the Group as a result of reckless or negligent conduct or inappropriate values or behaviour, corporate failure or serious reputational damage. Subject to approval of this Remuneration Policy, these arrangements will be applicable to all bonus amounts paid, or share awards granted, following the 2023 AGM. The current clawback arrangements, which are set out in the Remuneration Policy approved by shareholders at the 2020 AGM, have been applicable to all bonus amounts paid, or share awards granted, since the 2020 AGM. 101 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Annual bonus – Global Short-Term Incentive Plan (‘GSTIP’) Purpose and link to strategy To drive behaviour and communicate the key priorities for the year. To motivate employees and incentivise delivery of performance over the one-year operating cycle. The financial metrics drive our growth strategies whilst also focusing on improving operating efficiencies. The strategic measures aim to ensure a great customer experience remains at the heart of what we do. Operation – Bonus levels and the appropriateness of measures and weightings are reviewed annually to ensure they continue to support our strategy. – Performance over the financial year is measured against stretching financial and non-financial performance targets set at the start of the financial year. – The annual bonus is usually paid in cash in June each year for performance over the previous year. A mandatory deferral of 25% of post-tax bonus earned into shares for two years will normally apply except where an Executive Director has met or exceeded their share ownership requirement. The Remuneration Committee retains the discretion to adjust the size of the bonus based on the achievement of the relevant performance conditions to reflect the Company’s and the Executive Director’s underlying performance and any other factors the Remuneration Committee considers appropriate. Opportunity – Bonuses can range from 0 to 200% of base salary, with 100% paid for on-target performance. Performance metrics – Performance over each financial year is measured against stretching targets set at the beginning of the year. – The performance measures normally comprise a mix of financial and strategic measures. Financial measures may include (but are not limited to) profit, revenue and cash flow with a weighting of no less than 50%. Strategic measures may include (but are not limited to) customer appreciation KPIs such as churn, revenue market share, and NPS. Long-term incentive – Global Long-Term Incentive Plan (‘GLTI’) Purpose and link to strategy To motivate and incentivise delivery of sustained performance over the long term. To support and encourage greater shareholder alignment through a high level of personal share ownership. The use of free cash flow as the principal performance measure ensures we apply prudent cash management and rigorous capital discipline to our investment decisions. The use of TSR along with a performance period of not less than three years means that we are focused on the long-term interests of our shareholders. The use of ESG metrics reflects the importance of our performance and progress against our long-term ambitions in this area. Operation – Award levels and the framework for determining vesting are reviewed annually. – Long-term incentive awards consist of awards of shares subject to performance conditions which are granted in respect of any financial year. – Awards will vest based on Group performance against the performance metrics set out below, measured over a period of normally not less than three years. In exceptional circumstances, such as but not limited to where a delay to the grant date is required, the Remuneration Committee may set a vesting period of less than three years, although awards will continue to be subject to a performance period of at least three years. – Awards may be subject to a mandatory two-year post-vesting holding period before the underlying shares can be sold. – Dividend equivalents are paid in cash and/or shares by reference to the vesting period (and holding period, if applicable) in respect of shares that vest. Opportunity – Maximum long-term incentive face value at award of 500% of base salary for the Chief Executive and 450% for other Executive Directors in respect of any financial year. – Threshold long-term incentive face value at award is 20% of maximum opportunity. Minimum vesting is 0% of maximum opportunity. Awards vest on a straight-line basis between threshold and maximum. – The Remuneration Committee retains the discretion to adjust the extent to which an award vests based on the achievement of the relevant performance conditions and to reflect the Company’s and Executive Director’s underlying performance and any other factors the Remuneration Committee considers appropriate. In addition, the Remuneration Committee has the discretion to reduce long-term incentive grant levels for Executive Directors who have neither met their shareholding guideline nor increased their shareholding by 100% of salary during the year. Performance metrics – Performance is measured against stretching targets set at the time of grant. – Vesting is determined based on the following measures: adjusted free cash flow as our operational performance measure, relative TSR against a peer group of companies as our external performance measure, and ESG as a measure of our external impact and commitment to our purpose. – Weightings will be determined each year and will normally constitute 60% on adjusted free cash flow, 30% on relative total shareholder return, and 10% on ESG. The Remuneration Committee will determine the actual weighting of an award prior to grant, taking into account all relevant information. Remuneration Policy (continued) 102 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Notes to the Remuneration Policy table Existing arrangements We will honour existing awards, incentives, benefits and contractual arrangements made to individuals prior to their promotion to the Board and/or prior to the approval and implementation of this Remuneration Policy. For the avoidance of doubt this includes payments in respect of any award granted under any previous Remuneration Policy. This will last until the existing incentives vest (or lapse) or the benefits or contractual arrangements no longer apply. Long-term incentive (‘GLTI’) When referring to our long-term incentive awards we use the financial year end in which the award was made. For example, the “2023 award” was made in the financial year ending 31 March 2023. The awards are usually made in the first half of the financial year. The extent to which awards vest depends on three performance conditions: – underlying operational performance as measured by adjusted free cash flow; – relative Total Shareholder Return (‘TSR’) against a peer group median; and – performance against our Environmental, Social, and Governance (‘ESG’) targets. Further details of these performance conditions are set out below. The Remuneration Committee reserves the right during the lifetime of the Remuneration Policy to change the performance conditions applicable to GLTI awards to other financial, shareholder return and strategic metrics, if the Remuneration Committee determines that to do so would be in the best interests of the Company. However, in such circumstances, the majority of the GLTI awards would continue to remain subject to financial performance targets. The Remuneration Committee would engage with major shareholders prior to changing the performance conditions applicable to GLTI awards in this way. Adjusted free cash flow The free cash flow performance is based on the cumulative adjusted free cash flow figure over the performance period. The detailed targets and the definition of adjusted free cash flow are determined each year as appropriate. The target adjusted free cash flow level is set by reference to our long-range plan and market expectations. The Remuneration Committee sets these targets to be sufficiently demanding and with significant stretch. The cumulative adjusted free cash flow vesting levels as a percentage of the award subject to this performance element are shown in the table below (with linear interpolation between points): Performance Vesting percentage (% of FCF element) Below threshold 0% Threshold 20% Maximum 100% Relative TSR We have a limited number of appropriate peers and this makes the measurement of a relative ranking system volatile. As such, the outperformance of the median of a peer group is felt to be the most appropriate TSR measure. The peer group and outperformance range for the performance condition are reviewed each year and amended as appropriate. The TSR vesting levels as a percentage of the award subject to this performance element are shown in the table below (with linear interpolation between points): Performance Vesting percentage (% of TSR element) Below threshold 0% Threshold (median) 20% Maximum (outperformance of median as determined per award) 100% In order to determine the percentages for the equivalent outperformance levels above median, the Remuneration Committee seeks independent external advice. ESG performance Our ESG targets are set on an annual basis (in accordance with our approach for our other performance measures) and are aligned to our externally communicated ambitions in this area. Where performance is below the agreed ambition, the Remuneration Committee will use its discretion to assess vesting based on performance against the stated ambition and any other relevant information. Remuneration policy for other employees While our remuneration policy follows the same fundamental principles across the Group, packages offered to employees reflect differences in market practice in the different countries, role and seniority. For example, the remuneration package elements for our Executive Committee are essentially the same as for the Executive Directors with some minor differences, for example smaller levels of share awards and local variances where appropriate. The remuneration for the next level of management, our Senior Leadership Team, again follows the same principles with local and/or individual performance aspects in the annual bonus targets and GLTI awards. They also receive lower levels of share awards which are partly delivered in conditional share awards without performance conditions. 103 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Estimates of total future potential remuneration from 2024 pay packages The tables below provide estimates of the potential future remuneration for Executive Directors based on the remuneration opportunity to be granted in the 2024 financial year. Potential outcomes based on different performance scenarios are provided in accordance with the relevant regulatory requirements. The assumptions underlying each scenario are described below. Fixed Consists of base salary, benefits and pension. Base salary is at 1 July 2023. Benefits are valued using the figures in the total remuneration for the 2023 financial year table on page 94 (of the 2023 annual report). Pensions are valued by applying cash allowance rate of 10% of base salary at 1 July 2023. Base (£’000) Benefits (£’000) Pension (£’000) Total fixed (£’000) Group Chief Executive and Chief Financial Officer 1,250 26 125 1,401 Mid-point Based on what a Director would receive if performance was in line with the Company’s business plan. The opportunity for the annual bonus (‘GSTIP’) is 100% of base salary under this scenario. The opportunity for the long-term incentive (‘GLTI’) reflects assumed achievement mid-way between threshold and maximum performance. Maximum The maximum award opportunity for the GSTIP is 200% of base salary. The maximum GLTI opportunity reflects full vesting based on the maximum award levels set out in this Remuneration Policy (i.e. 500% of base salary for the Chief Executive and 450% of base salary for the Chief Financial Officer). Maximum +50% The same assumptions apply as for ‘Maximum’ but with a 50% uplift in the value of the GLTI award. All scenarios Long-term incentives consist of share awards only which are measured at face value, i.e. no assumption is made for dividend equivalents which may be payable. 22% 14% 10% 13,276 71% 10,151 61% 6,401 59% 1,401 Mid-point Maximum Maximum (assuming 50% share price growth) Fixed Salary, Benefits, and Pension Annual Bonus Long-Term Incentive 25% 19% 19% Margherita Della Valle Group Chief Executive and Chief Financial Officer £’000 Recruitment remuneration Our approach to recruitment remuneration is to pay no more than is necessary and appropriate to attract the right talent to the role. The Remuneration Policy table (pages 88 and 89) sets out the various components which would be considered for inclusion in the remuneration package for the appointment of an Executive Director. Any new Director’s remuneration package will take into account the elements and constraints of those of the existing Directors performing similar roles and the individual circumstances of the new Director. This means a potential maximum bonus opportunity of 200% of base salary and long-term incentive maximum face value of opportunity at award of 500% of base salary. When considering the remuneration arrangements of individuals recruited from external roles to the Board, we will take into account the remuneration package of that individual in their prior role. We only provide additional compensation to individuals for awards forgone. If necessary we will seek to replicate, as far as practicable, the level and timing of such remuneration, taking into account also any remaining performance requirements applying to it. This will be achieved by granting awards of cash or shares that vest over a timeframe similar to those forfeited and, if appropriate, based on performance conditions. A commensurate reduction in quantum will be applied where it is determined that the new awards are either not subject to performance conditions or subject to performance conditions that are not as stretching as those of the awards forfeited. Where it is not practicable to grant these ‘buy-out’ awards using the GLTI rules submitted to shareholders at the 2023 AGM, the Company may grant these awards using bespoke arrangements. Service contracts of Executive Directors Executive Directors’ contracts have rolling terms and can be terminated with no more than 12 months’ notice. The key elements of the service contract for Executive Directors relate to remuneration, payments on loss of office (see next page), and restrictions during active employment (and for 12 months thereafter). These restrictions include non-competition and non-solicitation of customers and employees. Remuneration Policy (continued) 104 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Treatment of corporate events All of the Company’s share plans contain provisions relating to a change of control of the Company. Outstanding awards and options would normally vest and become exercisable on a change of control taking into account, in respect of GLTI awards, the extent to which, in the Remuneration Committee’s opinion, any relevant performance conditions are satisfied, the Company’s and the Executive Director’s performance, any other relevant factors and, unless the Remuneration Committee determines otherwise, the proportion of the vesting period that has elapsed. In the event of a demerger, distribution (other than an ordinary dividend) or other transaction which would affect the current or future value of any award, the Remuneration Committee may allow awards to vest on the same basis as for a change of control described above. Alternatively, an adjustment may be made to the number of shares if considered appropriate. Payments for departing Executive Directors In the table below we summarise the key elements of our Remuneration Policy on payments for loss of office. We will always comply both with the relevant plan rules and local employment legislation. The Remuneration Committee may make any statutory payment that is required in any relevant jurisdiction. Provision Policy Notice period and compensation for loss of office in service contracts – 12 months’ notice from the Company to the Executive Director. – Up to 12 months’ base salary and contractual benefits (in line with the notice period). Notice period payments will either be made as normal (if the Executive Director continues to work during the notice period or is on gardening leave) or they will be made as monthly payments in lieu of notice (subject to mitigation if alternative employment is obtained). Treatment of annual bonus (‘GSTIP’) on termination under plan rules – The annual bonus may be pro-rated for the period of service during the financial year and will reflect the extent to which Company performance has been achieved. The annual bonus may be paid in such proportions of cash and shares, and subject to such deferral arrangements, as the Remuneration Committee may determine. – The Remuneration Committee has discretion to adjust the entitlement to an annual bonus to reflect the individual’s performance and the circumstances of the termination. Treatment of unvested long-term incentive awards (‘GLTI’) on termination under plan rules – Normally, unvested GLTI awards will lapse when an Executive Director leaves the Group. However, an Executive Director’s award will vest in accordance with the terms of the plan to the extent determined by the Remuneration Committee taking into account applicable performance conditions, the underlying performance of the Company and of the Executive Director and any other relevant factors, if the Executive Director dies in service or leaves because of their ill health, injury, disability, redundancy or retirement, or the sale of their employing company or business out of the Group or for any other reason determined by the Remuneration Committee, more than five months after the month in which the award is granted. The Remuneration Committee has discretion to determine whether the award will vest at the normal vesting date or earlier. The Remuneration Committee will determine the satisfaction of performance conditions applicable to the award. Awards will, unless the Remuneration Committee determines otherwise, be pro-rated for the proportion of the vesting period that had elapsed at the date the Executive Director leaves the Group. – The Remuneration Committee has discretion to vary the level of vesting as deemed appropriate, and in particular to determine that awards should not vest for reasons which may include, at their absolute discretion, departure in case of poor performance, departure without the agreement of the Board, or detrimental competitive activity. Pension and benefits – Generally pension and benefit provisions will continue to apply until the termination date. – Where appropriate other benefits may be receivable, such as (but not limited to) payments in lieu of accrued holiday, legal fees, tax advice costs in relation to the termination and outplacement support. – Benefits of relatively small value may continue after termination where appropriate, such as (but not limited to) mobile phone provision. In exceptional circumstances, an arrangement may be established specifically to facilitate the exit of a particular individual albeit that any such arrangement would be made within the context of minimising the cost to the Group. We will only take such a course of action in exceptional circumstances and where it is considered to be in the best interests of shareholders. Chair and Non-Executive Directors’ remuneration Our policy is for the Chair to review the remuneration of Non-Executive Directors annually following consultation with the Remuneration Committee Chair. Fees for the Chair are set by the Remuneration Committee. Element Policy Fees – We aim to pay competitively for the role including consideration of the time commitment required. We benchmark the fees against an appropriate external comparator group. We pay a fee to our Chair which includes fees for chair of any committees. We pay a fee to each of our other Non-Executive Directors and they may receive an additional fee if they chair or are a member of a committee and/or hold the position of Senior Independent Director (although the Remuneration Committee does not currently intend to award additional fees for serving on a Board committee, other than for chairing that committee). Non-Executive Directors’ fee levels are set within the maximum level as approved by shareholders as part of our Articles of Association. We review the structure of fees from time to time and may, as appropriate, make changes to the manner in which total fees are structured, including but not limited to any additional chair or membership fees. Allowances – Under a legacy arrangement, an allowance is payable each time certain non-Europe-based Non-Executive Directors are required to travel to attend Board and committee meetings to reflect the additional time commitment involved. Incentives – Non-Executive Directors do not participate in any incentive plans. Benefits – Non-Executive Directors do not participate in any benefit plans. The Company does not provide any contribution to their pension arrangements. The Chair is entitled to the use of a car and a driver whenever and wherever they are providing their services to or representing the Company. We have been advised that for Non-Executive Directors, certain travel and accommodation expenses in relation to attending Board meetings should be treated as a taxable benefit, therefore we also cover the tax liability for these expenses. Non-Executive Director letters of appointment Non-Executive Directors are engaged on letters of appointment that set out their duties and responsibilities. The appointment of Non-Executive Directors may be terminated without compensation. Non-Executive Directors are generally not expected to serve for a period exceeding nine years. For further information refer to the Nominations and Governance Committee section of the Annual Report. 105 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Annual Report on Remuneration Remuneration Committee In this section we give details of the composition of the Remuneration Committee (the ‘Committee’) and activities undertaken during the 2024 financial year. The Committee’s function is to exercise independent judgement and consists only of the following independent Non-Executive Directors: Chair: Amparo Moraleda (appointed 25 July 2023), Valerie Gooding (until 25 July 2023) Committee members: Delphine Ernotte Cunci, Michel Demaré and Dame Clara Furse (until 25 July 2023) The Committee regularly consults with Margherita Della Valle, Group Chief Executive, and Leanne Wood, the Chief Human Resources Officer, on various matters relating to the appropriateness of awards for Executive Directors and senior executives, though they are not present when their own compensation is discussed. In addition, James Ludlow, the Group Reward and Policy Director, provides a perspective on information provided to the Committee, and requests information and analysis from external advisers as required. Maaike de Bie, the Group General Counsel and Company Secretary, advises the Committee on corporate governance guidelines and is Secretary to the Committee. External advisers The Committee seeks and considers advice from independent remuneration advisers where appropriate. The appointed advisers, WTW, were appointed by the Committee in 2007. The Chair of the Committee has direct access to these advisers as and when required, and the Committee determines the protocols by which these advisers interact with management in support of the Committee. The advice and recommendations of the external advisers are used as a guide, but do not serve as a substitute for thorough consideration of the issues by each Committee member. Advisers attend Committee meetings occasionally, as and when required by the Committee. WTW is a member of the Remuneration Consultants’ Group and, as such, voluntarily operates under the Remuneration Consultants’ Group Code of Conduct in relation to executive remuneration consulting in the UK. This is based upon principles of transparency, integrity, objectivity, competence, due care and confidentiality by executive remuneration consultants. WTW has confirmed that it adhered to that Code of Conduct throughout the year for all remuneration services provided to Vodafone and therefore the Committee is satisfied that it is independent and objective. The Remuneration Consultants’ Group Code of Conduct is available at remunerationconsultantsgroup.com. Adviser Appointed by Services provided to the Committee Fees for services provided to the Committee £’0001 Other services provided to the Company WTW Remuneration Committee in 2007 Advice on market practice; governance; provision of market data on executive reward; reward consultancy; and performance analysis. £140 Reward and benefits consultancy; provision of benchmark data; outsourced pension administration; and insurance consultancy services. Note: 1. Fees are determined on a time spent basis. 2023 Annual General Meeting – Remuneration Policy voting results At the 2023 Annual General Meeting there was a binding vote on our Remuneration Policy. Details of the voting outcomes are provided in the table below. Votes for % Votes against % Total votes Withheld Remuneration Policy 16,676,713,036 95.18 845,122,413 4.82 17,521,835,449 435,210,254 2023 Annual General Meeting – Remuneration Report voting results At the 2023 Annual General Meeting there was an advisory vote on our Remuneration Report. Details of the voting outcomes are provided in the table below. Votes for % Votes against % Total votes Withheld Remuneration Report 16,260,672,370 90.75 1,658,116,047 9.25 17,918,788,417 49,211,242 Meetings The Remuneration Committee normally has five scheduled meetings per year, held either in person or via conference call. Details of the principal agenda items for these meetings for the year under review are set out below. In addition to these scheduled meetings, ad hoc meetings or conference calls can also take place when required. Meeting attendance can be found on page 70. Meeting Agenda items May 2023 – 2023 annual bonus achievement and 2024 targets/ranges – 2021 long-term incentive award vesting and 2024 targets/ranges – External market update – 2023 Directors’ Remuneration Report – Shareholder engagement July 2023 – 2023 AGM update – Share plan grant approval November 2023 – External market update – Share plan update January 2024 – 2025 short-term incentive structure – Share plan update – Gender Pay Gap reporting March 2024 – Risk assessment of incentive plans – Remuneration arrangements across Vodafone – 2024 Directors’ Remuneration Report – Chair and Non-Executive Director fee levels – 2025 reward packages for the Executive Committee 106 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

2024 remuneration In this section we summarise the pay packages awarded to our Executive Directors for performance in the 2024 financial year versus 2023. Specifically, we have provided a table that shows all remuneration that was earned by each individual during the year and computed a single total remuneration figure for the year. The value of the annual bonus (‘GSTIP’) reflects what was earned in respect of the year but will be paid out in the following year. Similarly the value of the long-term incentive (‘GLTI’) reflects the share award which will vest in August 2024 as a result of the performance through the three-year period ended 31 March 2024. Consideration of the use of discretion The Remuneration Committee reviews all incentive awards prior to payment and uses judgement to ensure that the final assessments of performance are fair and appropriate. If circumstances warrant it, the Committee may adjust the final payment or vesting. The Committee reviewed incentive outcomes at the May 2024 meeting and considered the appropriateness of outcomes in light of wider financial and business performance and the wider employee experience across the relevant measurement periods for both the short-term and long-term incentive plans. The Committee agreed the outcomes were appropriate and that no adjustments were required to either the short-term or long-term incentive outcomes this year. Board changes Margherita Della Valle was appointed Group Chief Executive on 27 April 2023, having previously held the role on an interim basis effective 1 January 2023. Prior to this Margherita had held the role of Chief Financial Officer. Margherita’s 2024 single figure therefore predominantly reflects remuneration received in respect of her time as Group Chief Executive whereas her 2023 single figure includes remuneration arrangements in relation to her time as Chief Financial Officer. Luka Mucic was appointed Group Chief Financial Officer on 1 September 2023 and this period of service is reflected in his 2024 single figure. Total remuneration for the 2024 financial year Margherita Della Valle Luka Mucic 2024 £’000 2023 £’000 2024 £’000 2023 £’000 Salary/fees 1,238 806 443 – Taxable benefits1 40 26 115 – Annual bonus: GSTIP (see below for further detail) 1,780 1,206 631 – Total long-term incentive: 1,198 1,288 – – GLTI awards2,3 894 977 – – GLTI dividends4 304 311 – – Pension/cash in lieu of pension 124 81 44 – Total 4,380 3,407 1,233 – Total Fixed Remuneration 1,402 913 602 – Total Variable Remuneration 2,978 2,494 631 – Notes: 1. Taxable benefits include amounts in respect of: – Private healthcare (2024: Margherita Della Valle £2,801; 2023: Margherita Della Valle £2,575); – Cash car allowance £19,200 p.a.; – Travel (2024: Margherita Della Valle £17,590, Luka Mucic £1,663; 2023: Margherita Della Valle £4,235); and – Relocation (2024: Luka Mucic £102,215). 2. The share prices used for the 2023 and 2024 values, as set out in note 3 below, are lower than the grant prices for the respective awards. As such, no amount of the value shown in the 2023 or 2024 column is attributable to share price appreciation during the performance or vesting periods. 3. The value shown in the 2023 column is the award which vested on 3 August 2023 and is valued using the execution share price on 3 August 2023 of 72.84 pence. The value shown in the 2024 column is the award which vests on 3 August 2024 and is valued using an average closing share price over the last quarter of the 2024 financial year of 67.84 pence. 4. Under the GLTI, executives receive a cash award equivalent in value to the dividends that would have been paid during the vesting period on any shares that vest. The dividend value shown in 2024 relates to awards vesting on 3 August 2024. 2024 annual bonus (‘GSTIP’) payout In the table below we disclose our achievement against each of the performance measures and targets in our annual bonus (‘GSTIP’) and the resulting total annual bonus payout level for the year ended 31 March 2024 of 71.2% of maximum. This is applied to the maximum bonus level of 200% of base salary for each Executive Director. Commentary on our performance against each measure is provided on the next page. Performance measure Payout at maximum performance (% of salary) Actual payout (% of salary) Actual payout (% of overall bonus maximum) Threshold performance level €bn Target performance level €bn Maximum performance level €bn Actual performance level1 €bn Service revenue 40.0% 37.3% 18.7% 36.3 37.4 38.5 38.4 Adjusted EBIT 40.0% 25.9% 12.9% 3.8 4.5 5.3 4.7 Adjusted free cash flow 40.0% 34.4% 17.2% 2.7 3.2 3.7 3.6 Revenue market share 20.0% 10.5% 5.2% See overleaf for further details Net Promoter Score 40.0% 22.4% 11.2% Churn 20.0% 11.9% 6.0% Total annual bonus payout level 200.0% 142.4% 71.2% Note: 1. These figures are adjusted for the impact of M&A, foreign exchange movements and any changes in accounting treatment. 107 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Financial metrics As set out in the table above, EBIT finished above the mid-point of the respective target ranges whilst service revenue and free cash flow finished between the mid and maximum point of the respective target ranges. Customers metrics An assessment of performance under the customers measures was conducted on a market-by-market basis. Each market was assessed against a number of different metrics against the following measures: – Net Promoter Score (‘NPS’) for both Consumer and Vodafone Business – defined as the extent to which our customers would recommend us. – Churn – defined as total gross customer disconnections in the period divided by the average total customers in the period. – Revenue market share (‘RMS’) – based on our total service revenue and that of our competitors in the markets we operate in. All measures utilise data from our local markets which is collected and validated for quality and consistency by independent third-party agencies where possible. Further details on our performance against each key metric is set out below. During the year we recorded strong Consumer NPS market leadership or co-leadership positions in UK, Italy, Ireland, Portugal and Albania in Europe, and South Africa, Egypt, Tanzania, Lesotho and DRC in Africa. Our benchmark Consumer NPS monitoring was supported with additional insight gained from launching lifecycle NPS monitoring across a number of our markets. This methodology assessed our progress against our strategic focus of reducing the number of deep detractors by asking whether customers would recommend Vodafone to friends, family or colleagues. All but one of our markets saw a reduction in deep detractors with notable progress made in Portugal, Turkey and the UK. Overall, we reduced deep detractors by 14% in Europe and 16% at a Group level - a reduction of over four million unhappy customers from the start of the year. In respect of Business NPS, we ended the performance period holding the lead position in five markets and made significant improvements in our gap to market leaders in Germany and Turkey. We have recorded broadly stable overall churn levels in our European markets. In respect of mobile, we have maintained low churn levels in Vodacom Group and in a number of our European markets. In both Germany and the UK we have seen year-on-year improvements and in the UK this has been principally driven by customer experience initiatives. In respect of our fixed services, we have recorded steady year-on-year results in Europe and improvements in Turkey and our African markets despite economic and geopolitical challenges. We have reported steady results in our overall RMS position this year with good performance reported in a majority of our markets, supported by an updated pricing strategy. We have seen year-on-year improvements in our fixed line services in markets including, but not limited to, the UK, Egypt, Greece and Czech Republic. Elsewhere in our mobile services, we have reported improvements in South Africa, Egypt, Portugal and Romania. It is within this context that performance against our customers measures during the year was judged to be above the mid point of the respective ranges for NPS and churn and at the mid point of the target range for RMS. Overall outcome 2024 annual bonus (‘GSTIP’) amounts Base salary £’000 Maximum bonus % of base salary 2024 payout % of maximum Actual payment £’000 Margherita Della Valle 1,250 200% 71.2% 1,7801 Luka Mucic 760 200% 71.2% 6311,2 Notes: 1. 25% of both executives’ post-tax bonus will be deferred into shares for two years. 2. Reflects bonus paid in respect of period served. Long-term incentive (‘GLTI’) award vesting in August 2024 Vesting outcome The 2022 long-term incentive (‘GLTI’) awards which were made to executives in August 2021 will vest at 48.9% of maximum in August 2024. The performance conditions for the three-year period ending in the 2024 financial year are as follows: Adjusted FCF performance – 60% of total award (€bn) TSR outperformance – 30% of total award TSR peer group Below threshold <15.00 Below threshold Below median BT Group Orange Threshold 15.00 Threshold Median Deutsche Telekom Royal KPN Maximum 17.00 Maximum 8.50% p.a. Liberty Global Telecom Italia MTN Telefónica Telefónica Deutschland ESG performance – 10% of total award Purpose pillar ESG metric for 2022 GLTI Overall ambition at time of 2022 GLTI Baseline position for 2022 GLTI Ambition for 2022 GLTI (10% of total award) Planet Greenhouse gas reduction 50% reduction from FY17 baseline by 2025 37% reduction from FY17 baseline at 31 March 2021 60% reduction from FY17 baseline by 31 March 2024 Inclusion for All Women in management 40% representation of women in management by 2030 32% representation of women in management at 31 March 2021 35% representation of women in management by 31 March 2024 Digital Society / Inclusion for All M-Pesa connections Connect >50m people and their families to mobile money by 2025 48.3m connections at 31 March 2021 68.2m connections by 31 March 2024 Annual Report on Remuneration (continued) 108 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

100 119 117 114 98 128 102 77 119 116 71 141 67 117 148 03/21 09/21 03/22 09/22 03/23 09/23 03/24 Vodafone Group Median of peer group Outperformance of median 8.5% p.a. 40 60 80 100 120 140 160 115 108 107 102 2022 GLTI award: TSR performance Growth in the value of a hypothetical US$100 holding over the performance period, six-month averaging The vesting outcome when applied to the number of shares granted is set out in the table below. 2022 GLTI share awards subject to performance conditions vesting in August 2024 Maximum number of shares Adjusted free cash flow performance payout % of maximum Relative TSR performance payout % of maximum ESG performance payout % of maximum Weighted performance payout % of maximum Number of shares vesting Value of shares vesting (’000) Margherita Della Valle 2,696,917 65.3% 0% 96.9% 48.9% 1,317,713 £893,936 Specified procedures are performed by our internal audit team over the adjusted free cash flow to assist with the Committee’s assessment of performance. The performance assessment in respect of the TSR measure is undertaken by WTW. ESG performance is presented to the ESG Committee and the Audit and Risk Committee prior to the achievement level being reviewed by the Remuneration Committee. Details of how the plan works can be found in the Remuneration Policy. Long-term incentive (‘GLTI’) awarded during the year The independent performance conditions for the 2024 long-term incentive awards made in July 2023, and subject to a three-year performance period ending 31 March 2026, are adjusted free cash flow (60% of total award), relative TSR (30% of total award) and ESG (10% of total award) performance as follows: Adjusted FCF performance (60% of total award) Adjusted FCF performance (€bn) Vesting percentage (% of FCF element) Below threshold <9.0 0% Threshold 9.0 20% Maximum 11.0 100% TSR performance (30% of total award) TSR outperformance Vesting percentage (% of TSR element) Below threshold Below median 0% Threshold Median 20% Maximum 7.00% p.a. 100% TSR peer group BT Group Deutsche Telekom Liberty Global MTN Orange Royal KPN Telecom Italia Telefónica Telefónica Deutschland The adjusted free cash flow for the three-year period ended on 31 March 2024 was €16.1 billion and equates to vesting under the FCF element of 65.3% of maximum. The chart to the right shows that our TSR performance over the three-year period ended on 31 March 2024 was below the median of the peer group resulting in no vesting under this measure. ESG performance across our three metrics was as follows: – GHG reduction: exceeded GHG reduction of 60% from the FY17 baseline as at 31 March 2024. – Women in management: exceeded 35% representation of women in management at 31 March 2024. – M-Pesa: slightly below ambition of 68.2m connections at 31 March 2024. The Committee reviewed the above performance and determined vesting under the ESG element of 96.9% of maximum. This reflected full achievement under the GHG reduction and the Women in management metrics where ambitions were exceeded, and partial vesting under the M-Pesa metric where strong progress against the stretching ambition was made. 109 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

42% increase Margherita Della Valle (as at 31 March 2024) Actual holding (number of shares) Goal deadline: Holding scenario April 2028 (% of salary) 31/03 2024 31/03 2023 Goal Actual 31/03 2024 Illustrative 20% SP increase Illustrative 20% SP decrease Actual 31/03 2023 3.2m 2.2m 500% 172% 292% 138% 207% Luka Mucic (as at 31 March 2024) Actual holding (number of shares) Goal deadline: Holding scenario September 2028 (% of salary) 31/03 2024 31/03 2023 Goal Actual 31/03 2024 Illustrative 20% SP increase Illustrative 20% SP decrease 3.6m 1.8m 400% 322% 258% 387% ESG performance – 10% of total award Purpose pillar ESG metric for 2024 GLTI Overall ambition Baseline position for 2024 GLTI Ambition for 2024 GLTI Planet Net zero Net zero under Scope 1 & 2 by 20301 52% reduction in Scope 1 & 2 emissions versus a FY20 baseline at 31 March 2023 84% reduction in Scope 1 & 2 emissions versus a FY20 baseline by 31 March 2026 Inclusion for All Female representation in management 40% representation of women in management by 2030 34% representation of women in management at 31 March 2023 36% representation of women in management by 31 March 2026 Digital Society/ Inclusion for All Financial inclusion customers >75m financial inclusion customers by 2026 60.7m financial inclusion customers at 31 March 2023 70.0m financial inclusion customers by 31 March 2026 Note: 1. This carbon reduction ambition has been approved by the Science Based Targets initiative. The table below sets out the conditional awards of shares made to Margherita Della Valle in July 2023 and Luka Mucic in November 2023. The number of shares awarded for the maximum vesting level granted were based on the closing share price prior to the day of grant. At the time of the awards vesting, the Remuneration Committee will assess if any adjustments are required based on any windfall gains believed to have occurred. 2024 GLTI performance share awards made in 20231 Maximum vesting level (number of shares) Maximum vesting level (face value2 ) Proportion of maximum award vesting at minimum performance Performance period end Margherita Della Valle 8,061,395 £6,250,000 1/5th 31 Mar 2026 Luka Mucic 4,670,854 £3,400,000 1/5th 31 Mar 2026 Notes: 1. GLTI awards were granted as conditional share awards over shares with a value equal to the percentages of salary referred to on page 99. Dividend equivalents on the shares that vest are paid in cash after the vesting date. 2. Face value calculated based on the closing share price on 26 July 2023 (day immediately preceding the date of the July grant) of 77.5 pence in respect of the award made to Margherita Della Valle and the closing share price on 16 November 2023 (day immediately preceding the date of the November grant) of 73.2 pence in respect of the award made to Luka Mucic. Outstanding awards The structure for awards made in July 2022 (vesting July 2025) and July 2023 (vesting July 2026) is set out on the previous page. Further details of the structure of these awards, and relevant targets, can be found in the Annual Report on Remuneration of the relevant year. All-employee share plans During the year the Executive Directors were eligible to participate in the Vodafone Group Sharesave Plan which is a HM Revenue & Customs (‘HMRC’) approved scheme. Options under the plan are granted at up to a 20% discount to market value. No Executive Directors currently hold options under the plan. Pensions During the 2024 financial year, Margherita Della Valle accrued benefits under the defined contribution pension plan of £10,000, with the remainder of her 10% of base salary pension benefit for the year delivered as a cash allowance. Luka Mucic received a pro-rated cash allowance of 10% of base salary. Margherita Della Valle has not participated in a Vodafone sponsored defined benefit scheme during her employment. The Executive Directors are provided benefits in the event of death in service. In the event of ill health, an entitlement to benefit of two-thirds of base salary, up to a maximum benefit determined by the insurer, may be provided up until state pension age. In respect of the Executive Committee members, during the year the Group has made aggregate contributions of £171,177 (2023: £147,507) into defined contribution pension schemes during the year. Alignment to shareholder interests Share ownership levels and requirements for individuals who held the position of Executive Director are set out in the table below. As shown in the chart below, both executives increased their shareholding level during the year. The share price used for measurement purposes decreased from 93.85 pence for the 31 March 2023 measurement to 67.84 pence for the 31 March 2024 measurement. At 31 March 2024 Requirement as a % of salary Current % of salary held % of requirement achieved Number of shares owned Value of shareholding Date for requirement to be achieved Margherita Della Valle 500% 172% 34% 3,172,674 £2.2m Apr 2028 Luka Mucic 400% 322% 81% 3,610,000 £2.4m Sep 2028 Annual Report on Remuneration (continued) 110 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

The shareholding requirements include a post-employment condition whereby the Executive Directors will need to continue to hold shares equivalent to the value of their requirement at the date of departure (or actual holding on departure if the requirement has not been reached during employment) for a further two years post-employment. The Committee has a number of processes in place to ensure this condition is met, including executives agreeing to these terms prior to receiving an award, executives holding the majority of their shares (and at least up to the value of their requirement) in a Company-accessible account, and the Committee having the ability to lapse any unvested GLTI awards if the condition is not met. Collectively the Executive Committee, including the Executive Directors, owned 28,937,317 Vodafone shares at 31 March 2024, with a value of over £19.6 million. None of the Executive Committee members’ shareholdings amounts to more than 1% of the issued shares in that class of share, excluding treasury shares. Directors’ interests in the shares of the Company A summary of interests in shares and scheme interests of the Directors who served during the year is given below. More details of the outstanding shares subject to award are set out in the table below. Neither Executive Director held any options at 31 March 2024. At 31 March 2024 Total number of interests in shares (at maximum)1 Unvested with performance conditions (at target) Unvested with performance conditions (at maximum) Executive Directors Margherita Della Valle 18,350,321 9,106,588 15,177,647 Luka Mucic 8,280,854 2,802,512 4,670,854 Total 26,631,175 11,909,100 19,848,501 Note: This includes both owned shares and the maximum number of unvested share awards. The total number of interests in shares includes interests of connected persons, unvested share awards and share options. At 31 March 2024 Total number of interests in shares Non-Executive Directors Stephen A. Carter CBE 107,598 Delphine Ernotte Cunci 30,000 Sir Crispin Davis (position at retirement) 34,500 Michel Demaré 100,000 Hatem Dowidar (appointed 19 February 2024) – Dame Clara Furse (position at retirement) 150,000 Valerie Gooding (position at retirement) 28,970 Deborah Kerr (ADRs) 12,0001 Amparo Moraleda 30,000 David Nish 107,018 Christine Ramon – Simon Segars 40,000 Jean-François van Boxmeer 1,208,998 Note: 1. One ADR is equivalent to 10 ordinary shares. Other than those individuals included in the tables above who were Board members at 31 March 2024, members of the Group’s Executive Committee at 31 March 2024 had an aggregate beneficial interest in 22,154,643 ordinary shares of the Company. At 5 June 2024, the Directors had an aggregate beneficial interest in 8,928,288 ordinary shares of the Company and the Executive Committee members had an aggregate beneficial interest in 22,013,820 ordinary shares of the Company. None of the Directors or the Executive Committee members had an individual beneficial interest amounting to greater than 1% of the Company’s ordinary shares. Performance share awards The maximum numbers of shares subject to outstanding awards that have been granted to Directors under the long-term incentive (‘GLTI’) plan are currently as follows: GLTI performance share awards 2022 award Awarded: August 2021 Performance period ending: March 2024 Vesting date: August 2024 Share price at grant: 116.8 pence 2023 award Awarded: July 2022/February 2023 Performance period ending: March 2025 Vesting date: July 2025 Share price at grant: 122.4 pence 2024 award Awarded: July 2023/November 2023 Performance period ending: March 2026 Vesting date: July 2026 Share price at grant: 77.5 pence Margherita Della Valle 2,696,917 4,419,335 8,061,395 Luka Mucic – – 4,670,854 Note: 1. The Committee will review the performance outcome of all awards to assess whether any windfall gains are present at the point of vest. Details of the performance conditions for the awards can be found on pages 108 to 110 or in the Remuneration Report from the relevant year. 111 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Share options As at 31 March 2024 and 5 June 2024 no Directors held any share options. At 5 June 2024 members of the Group’s Executive Committee held options for 56,692 ordinary shares at prices ranging from 58.4 pence to 103.0 pence per ordinary share, with a weighted average exercise price of 66.7 pence per ordinary share exercisable at dates ranging from 1 September 2024 to 1 September 2026. Margherita Della Valle, Luka Mucic, Aldo Bisio, Ahmed Essam, Shameel Joosub, Joakim Reiter, Alberto Ripepi and Serpil Timuray held no options at 5 June 2024. Loss of office payments Other than amounts already disclosed in prior year reports, no loss of office payments were made during the year. Payments to past Directors During the 2024 financial year Lord MacLaurin received benefit payments in respect of security costs as per his contractual arrangements. These costs exceeded our de minimis threshold of £5,000 p.a. and, including the tax paid, were £47,842 (2023: £24,657). Fees retained for external non-executive directorships Executive Directors may hold positions in other companies as non-executive directors and retain the fees paid to them in respect of these services. During the year ended 31 March 2024, Margherita Della Valle served as a non-executive director on the board of Reckitt Benckiser Group plc where she retained fees of £123,500 (2023: £118,000). Luka Mucic served as a non-executive director on the board of Heidelberg Materials AG where he retained fees of €204,680. 2024 remuneration for the Chair and Non-Executive Directors Salary/fees Benefits1 Total 2024 £’000 2023 £’000 2024 £’000 2023 £’000 2024 £’000 2023 £’000 Chair Jean-François van Boxmeer 650 650 39 29 689 679 Senior Independent Director David Nish 157 140 20 19 177 159 Non-Executive Directors Stephen A. Carter CBE 115 79 3 2 118 81 Delphine Ernotte Cunci 115 79 5 5 120 84 Michel Demaré 115 115 10 11 125 126 Hatem Dowidar (appointed 19 February 2024) –2 – 0 – 0 – Deborah Kerr 115 115 17 14 132 129 Amparo Moraleda 157 140 11 10 168 150 Christine Ramon 115 44 15 1 130 45 Simon Segars 137 79 16 12 153 91 Former Non-Executive Directors Sir Crispin Davis (stepped down 25 July 2023) 36 115 8 12 44 127 Dame Clara Furse (stepped down 25 July 2023) 36 115 5 9 41 124 Valerie Gooding (stepped down 25 July 2023) 52 165 7 10 59 175 Total 1,800 1,836 156 134 1,956 1,970 Notes: 1. This includes certain travel and accommodation expenses in relation to attending Board meetings which are treated as a taxable benefit. Values include these travel expenses and the corresponding tax contribution. 2. As part of the strategic relationship agreement with e&, Hatem Dowidar, the Group Chief Executive Officer of e&, was appointed as a Non-Executive Director effective 19 February 2024. As per the terms of the agreement, Hatem does not receive a fee for this role. Pay in the wider context Remuneration arrangements As part of its review of executive remuneration arrangements, the Committee takes account of the pay policies in place across the wider business. This includes considering the structure of remuneration offerings at each level of the business to ensure there is a strong rationale for how packages evolve across the different levels of the organisation. During the year the Committee reviewed the remuneration structure across the business, which included how our arrangements aligned with our strategy, supported our purpose, and celebrated the Spirit of Vodafone. The update also set out the results of the latest annual fair pay review, including where the key focus areas were and what actions had been agreed locally to implement any required adjustments. Details of our remuneration offerings at each level of the business are provided on the following page. Annual Report on Remuneration (continued) 112 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Executive Directors Executive Committee Senior Leadership Team Wider workforce Base salary An annual benchmarking review is run across all levels of the organisation. At each level the review ensures appropriate job matches and comparator groups are used, with external market data used to help inform line manager decisions on salary increases. Our annual fair pay review (see below for further details) provides a robust process for ensuring new pay range positionings are fair across our organisation. Pension Pension provision across all levels is driven by local market practice. As per our fair pay principles (see below), our global standard ensures all of our people have access to appropriate state- or company-provided pension provision. Benefits Benefit provision across all levels is driven by local market practice. As per our fair pay principles, our global standard is to offer all our people life insurance, parental leave and access to either state- or company-provided healthcare provision. Spot cash recognition Not applicable. Certain employees are eligible to receive in-the-moment cash recognition for great performance throughout the year. Short-term incentive Eligible to participate (see page 99) with outcomes based on business performance. Eligible to participate with outcomes based on business and individual performance. Employees are eligible to participate in either the short-term incentive (with business and personal performance elements) or a commission scheme. The short-term Incentive performance measures are consistent across all levels of participants. Long-term incentive Eligible to participate (see page 99). This is 100% based on performance with a three-year performance period and addition two-year holding period. Eligible to participate in the long-term incentive, constituting part performance and part retention. Subject to position, managers are eligible to participate in a long-term incentive award of restricted stock. Share ownership (% of salary) CEO: 500% Other: 400% 300% Fixed number of shares set upon appointment. Not applicable. Recognising performance and potential To ensure we recognise and differentiate the reward of our employees, the total value of an employee’s short-term and, if relevant, long-term incentive is driven by their impact and talent rating. To be eligible for a short-term incentive award, employees must meet minimum performance standards, which include completion of our mandatory compliance training. Fair pay at Vodafone In addition to being a core principle of the Committee, there is a clear culture in our business of ensuring we offer competitive and fair pay to all our people. Our approach across our business is guided by the six principles set out below. Our commitment to these principles is reflected in how the UK-based Living Wage Foundation has certified us as an Accredited Living Wage employer. 1. Market competitive 2. Free from discrimination 3. Ensure a good standard of living The pay of our people is reflective of their skills, role and function and the external market. We annually review the pay of each person and actively manage any who fall below the market competitive range. Our pay should not be affected by gender, age, disability, gender identity and expression, sexual orientation, race, ethnicity, cultural heritage or belief. We annually compare the average position of our men and women against their market benchmark, grade and function to identify and understand any differences and take action if necessary. We work with an independent organisation, WageIndicator Foundation, to assess how our pay compares to the ‘living wage’ in each of our markets because we are committed to providing a good standard of living for our people and their families. 4. Share in our successes 5. Provide benefits for all 6. Open and transparent All our people should have the opportunity to share in our success by being eligible to receive some form of performance-related pay, e.g. a bonus, shares or sales incentive. Our global standard is to offer all our people life insurance, parental leave and access to either Company or state provided healthcare and pension provision. We ensure that our people understand their pay. We do this through a series of user-friendly guides, webpages and an annual reward statement, which help explain our people’s pay and outline the value of their core reward package. Cost of living actions Rising inflation levels and the subsequent cost of living crisis continue to affect a number of employees in our markets. As a result, we continue to provide targeted measures which include the delivery of additional or accelerated salary reviews and the provision of extra cash allowances outside the annual reward review cycle. Given the rapid inflationary change affecting those in Egypt, a supplementary Cost of Living Allowance (‘COLA’) was introduced, prior to two off-cycle increases implemented during the year. In Turkey, where they are experiencing hyper-inflation, we took a similar approach by accelerating our salary reviews and providing two additional off-cycle increases. Click to read more about fair pay at Vodafone: vodafone.com/fair-pay 113 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Annual Report on Remuneration (continued) In our European markets, we delivered a one-off payment to non-tariff Germany employees below senior leadership level and in Ireland we delivered a salary increase to front-line employees. For all our markets we carefully consider wider market conditions when setting salary budgets for the 2024 annual reward review. Risk management The Committee undertakes an annual review of the potential risks within our incentive plans and what steps have been taken to mitigate these. The review looks at both the structure of our incentives and the performance conditions used. Given our current structure and performance metrics, the 2024 review focused on risk areas such as capital expenditure and alignment between management and stakeholders. Stakeholder engagement The Committee considers all stakeholder groups when setting executive pay including: Employees The Committee is fully briefed on pay arrangements across the business to ensure any decisions on executive pay are made within our wider business context and take into account wider employee pay conditions. We engage with our employees through a variety of means including employee forums, interactive webinars (including with our executives), global Spirit Beat surveys and digital platforms, all of which give our people the chance to voice their opinion on any area of interest, including all-employee and executive pay. Customers The importance of customers to our strategy is reflected in how our annual bonus plan includes the customer-focused measures of Revenue Market Share, NPS, and Churn. Shareholders The Committee values the active participation of our shareholders during our consultations and fully considers all feedback as part of the review process. Government The Committee actively engages with external professional bodies and government departments when they issue consultations on proposed changes to legislation or reporting guidelines. Wider society The Committee is fully aware that society remains concerned about the risk of excessive executive pay practices in the wider market. The Committee believes that transparent reporting and active engagement in explaining both the operation of, and rationale for, executive pay decisions is key for businesses to retain trust in this area. UK gender pay gap reporting Each year we publish our UK gender pay gap in line with the statutory UK methodology. The nature of the statutory calculation means the gap will fluctuate year on year, influenced by changes in our business structure, Company performance and the percentage of men and women at all levels and positions. The existence of a UK gender pay gap in our business is primarily a consequence of more men than women holding senior or specialist, and therefore higher-paid, roles. With our commitment to embed an inclusive culture, we continue our work to reduce the gap and have made good progress since the publication of our first report in 2017. Our global programmes aim to support women across different roles, areas, and geographies of our business and will, over time, reduce our specific UK gender pay gap, which this year was calculated as 9.0% – a slight decrease from our 2022 figure of 10.4%. We are proud of the policies that we have put in place to support our employees and we remain committed to addressing female representation at senior levels and the gender pay gap. Click to learn more about our initiatives, case studies, and key statistics on our dedicated UK gender pay gap webpage: vodafone.com/uk-gender-pay-gap Relative spend on pay The chart below shows both the dividends distributed in the year and the total cost of remuneration in the Group. 5,842 2,502 2,433 6,246 Distributed by way of dividends Overall expenditure on remuneration for all employees 2023 2024 2023 2024 €m Read more details on dividends and expenditure on remuneration for all employees, on pages 168 and 203 respectively 114 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

CEO pay ratio The following table sets out our CEO pay ratio figures: Year CEO single figure (£’000) Method 25th percentile pay ratio Median pay ratio 75th percentile pay ratio 2024 4,380 Option B 106:1 69:1 50:1 20231 4,394 Option B 127:1 62:1 71:1 2022 4,173 Option B 113:1 73:1 48:1 2021 3,551 Option B 106:1 87:1 42:1 2020 3,529 Option B 113.1 69.1 45.1 20192 4,359 Option B 154:1 107:1 56:1 Notes: 1. The CEO single figure used in the calculation of the 2023 ratios reflects a blended figure for Nick Read and Margherita Della Valle, recognising the change in incumbency for the role during this year. 2. The CEO single figure used in the calculation of the 2019 ratios reflects a blended figure for Vittorio Colao and Nick Read, recognising the change in incumbency for the role during this year. The pay ratio figures in the above table are calculated using the following total pay and benefits information: Year Supporting information 25th percentile pay ratio (£’000) Median pay ratio (£’000) 75th percentile pay ratio (£’000) 2024 Salary 35.9 54.6 72.8 Total pay and benefits 41.3 63.7 88.5 2023 Salary 26.5 56.1 75.6 Total pay and benefits 34.6 70.5 92.8 2022 Salary 31.7 47.1 71.5 Total pay and benefits 36.9 57.5 87.2 2021 Salary 30.0 37.1 71.2 Total pay and benefits 33.5 41.0 85.3 2020 Salary 28.0 42.8 65.0 Total pay and benefits 31.3 51.1 78.6 2019 Salary 23.1 36.4 65.0 Total pay and benefits 28.3 40.8 78.2 The calculation methodology used reflects Option B as defined under the relevant regulations. In line with the relevant regulations this utilises the most recently collected and disclosed data analysed within our Gender Pay Gap report, with employees at the three quartiles identified from this analysis and their respective single figure values calculated. To ensure this data accurately reflects individuals at such quartiles, the single figure values for individuals immediately above and below the identified employee at each quartile within the gender pay gap analysis were also reviewed. In recent years our ratios have remained relatively consistent, reflecting how the single figures for both the Chief Executive and employees at the quartile positions have remained stable when viewed over the period set out in the table above. In general we expect the ratios to be primarily driven by the valuation of the long-term incentive that is included in the Chief Executive’s single figure for the year. 115 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Annual Report on Remuneration (continued) Change in remuneration for Directors and all employees In line with regulatory requirements, the table below calculates the percentage change in Directors’ remuneration (salary, taxable benefits and annual bonus payment) compared to the average remuneration for other Vodafone Group employees who are measured on comparable business objectives and who have been employed in the UK since 2020 (2020 to 2021), 2021 (2021 to 2022), 2022 (2022 to 2023), and 2023 (2023 to 2024) (per capita). Vodafone has employees based all around the world and some of these individuals work in countries with very high salary inflation; therefore Vodafone’s UK-based Group employees are deemed the most appropriate employee group for this comparison. Change from 2023 to 2024 (%) Change from 2022 to 2023 (%) Change from 2021 to 2022 (%) Change from 2020 to 2021 (%) Base salary/fees Taxable benefits Annual bonus Base salary/ fees Taxable benefits Annual bonus Base salary/fees Taxable benefits Annual bonus Base salary/fees Taxable benefits Annual bonus Executive Directors Margherita Della Valle 53.6 53.8 47.6 15.1 18.2 24.6 0.0 4.8 11.6 0.0 -4.5 19.3 Luka Mucic1 – – – – – – – – – – – – Non-Executive Directors Jean-François van Boxmeer 0.0 34.5 – 0.0 61.1 – 118.9 – – – – – Valerie Gooding2 -68.5 -30.0 – 0.0 11.1 – 0.0 – – 0.0 -100.0 – Stephen A. Carter CBE 45.6 50.0 – – – – – – – – – – Delphine Ernotte Cunci 45.6 0.0 – – – – – – – – – – Sir Crispin Davis2 -68.7 -33.3 – 0.0 33.3 – 0.0 800.0 – 0.0 -95.7 – Michel Demaré 0.0 -9.1 – 0.0 1,000.0 – 0.0 – – 0.0 -100.0 – Hatem Dowidar3 – – – – – – – – – – – – Dame Clara Furse2 -68.7 -44.4 – 0.0 200.0 – 0.0 – – 0.0 -100.0 – Deborah Kerr 0.0 21.4 – 1,050.0 1,300.0 – – – – – – – Amparo Moraleda 12.1 10.0 – 2.2 900.0 – 19.1 – – – 0.0 -100.0 David Nish 12.1 5.3 – 0.0 90.0 – 0.0 900.0 – 0.0 -96.8 – Christine Ramon 161.4 1,400.0 – – – – – – – – – – Simon Segars 73.4 33.3 – – – – – – – – – – Other Vodafone Group employees employed in the UK 10.2 2.7 45.7 5.8 5.2 -9.6 2.5 0.3 80.0 3.8 0.2 30.2 Notes: 1. Luka Mucic was appointed as Group Chief Financial Officer on 1 September 2023. 2. Valerie Gooding, Sir Crispin Davis, and Dame Clara Furse stepped down on 25 July 2023. 3. Hatem Dowidar was appointed on 19 February 2024. As set out in last year’s report, the year-on-year increase in Margherita Della Valle’s pay between 2022 and 2023 reflects Margherita’s change in role during the period. The percentage increase in the table above does not reflect the actual increase during the year under review in respect of the salary payable for the role of Chief Executive which was increased by 3% effective 1 July 2022. Further details can be found in the 2023 Directors’ Remuneration Report. The significant year-on-year increase in fees and taxable benefits for Christine Ramon between 2023 and 2024, Deborah Kerr between 2022 and 2023, and Jean-François van Boxmeer between 2021 and 2022 reflect how the values in the previous year were not based on a full 12 months of service due to their respective appointments at various points in the year. Therefore the year-on-year increase does not indicate an actual increase in the fees payable to the Chairman and Non-Executive Directors during those periods. Whilst some of the percentages within the ‘Taxable benefits’ column look significant, these actually reflect relatively small increases in value when viewed on an absolute basis. The significant change in taxable benefits for the period between 2021 and 2022 reflect how certain travel and accommodation expenses in relation to attending Board meetings were lower than normal in 2021 due to the impact of COVID-19 on the ability to attend meetings in-person. Assessing pay and performance In the table on the next page we summarise the Chief Executive’s single figure remuneration over the past 10 years and how our variable pay plans have paid out in relation to the maximum opportunity. This can be compared with the historic TSR performance over the same period. The chart below shows the performance of the Company relative to the STOXX Europe 600 Index over a 10-year period. The STOXX Europe 600 Index was selected as this is a broad-based index that includes markets in which we operate. It should be noted that the TSR element of the 2022 GLTI is based on the TSR performance shown in the chart on page 109 and not this chart. 10-year historical TSR performance Growth in the value of a hypothetical €100 holding over 10 years 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 126 133 82 116 160 175 100 122 107 125 121 116 107 103 68 87 89 181 66 210 59 Vodafone Group STOXX Europe 600 Index 116 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Financial year remuneration for Chief Executive 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2,7401 3,5073 Single figure of total remuneration £’000 2,810 5,224 6,332 7,389 /1,6192 3,529 3,551 4,173 /8874 4,380 Annual bonus (actual award versus max opportunity) 56% 58% 47% 64% 44% 52% 62% 69% 56% 71% Long-term incentive (vesting versus max opportunity) 0% 23% 44% 67% 40% 50% 22% 26% 53% 49% Notes: 1. Reflects the single figure in respect of Vittorio Colao for the period of 1 April 2018 to 30 September 2018. 2. Reflects the single figure in respect of Nick Read for the period of 1 October 2018 to 31 March 2019. 3. Reflects the single figure in respect of Nick Read for the period of 1 April 2022 to 31 December 2022. 4. Reflects the single figure in respect of Margherita Della Valle for the period of 1 January 2023 to 31 March 2023. LTI average 37% Annual bonus average 58% 2025 remuneration Details of how key elements of the Remuneration Policy will be implemented for the 2025 financial year are set out below. 2025 base salaries As part of this year’s review, conducted in March 2024, the Committee reviewed executive remuneration arrangements against its comparator group of FTSE 30 companies (excluding financial services). Following the review the Committee concluded that the salaries of the Executive Directors would remain unchanged. This was felt to be appropriate considering Margherita Della Valle’s salary increase following her permanent appointment as Group Chief Executive in April 2023, and given Luka Mucic’s salary was set appropriately when he joined as Chief Financial Officer in September 2023. As a result, the salaries for the Executive Directors are as follows: – Group Chief Executive (Margherita Della Valle): £1,250,000 – Group Chief Financial Officer (Luka Mucic): £760,000 2025 annual bonus (‘GSTIP’) Following its annual review of the GSTIP structure, the Committee agreed that the performance measures and associated weightings continue to support the strategic priorities of Growth and Customers and therefore the 2025 plan should remain unchanged from 2024 as follows: Growth (70% of total) Service revenue (20%); adjusted EBIT (20%); adjusted free cash flow (20%); and revenue market share (10%). Customers (30% of total) Net Promoter Score1 (20%); and churn (10%). Note: 1. The assessment of NPS utilises data collected in our local markets which is validated for quality and consistency by independent third-party agencies. Due to the potential impact on our commercial interests, annual bonus targets are considered commercially sensitive and therefore will be disclosed in the 2025 Remuneration Report following the completion of the financial year. Long-term incentive (‘GLTI’) awards for 2025 Awards for 2025 will be made in line with the arrangements described in our policy on pages 102 and 103. Vesting of the 2025 award will be subject to adjusted free cash flow (60% of total award), relative TSR (30% of total award), and ESG (10% of total award) performance. Performance will be measured over the three financial years ending 31 March 2027, and any net vested shares will be subject to an additional two-year holding period. It is anticipated that the final awards will be reviewed by the Committee at the July 2024 meeting and, subject to the Committee’s approval, will be granted shortly afterwards. Further details of the 2025 award targets are provided below and on the next page. Adjusted free cash flow (60% of total award) Details of the final three-year adjusted free cash flow target range will be disclosed in the relevant market announcement at the time of grant and published in the 2025 Directors’ Remuneration Report. 117 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Annual Report on Remuneration (continued) Relative TSR (30% of total award) Following the annual review of the performance measures, which included a review of analysis provided by the Committee’s external advisers, the Committee determined that the TSR outperformance range for the 2025 award should be set at 7.0% p.a. at maximum. The Committee reviewed the TSR peer group and noted the removal of Telefónica Deutschland based on its recent unlisted status, and agreed to remove Royal KPN based on its relevance to the Company. Further details on the TSR outperformance range and peer group for the 2025 award are set out in the tables below. Relative TSR (30% of total award) TSR outperformance Vesting (% of relative TSR element) Below threshold Below median 0.0% Threshold Median 20.0% Maximum 7.0% p.a. 100.0% TSR peer group BT Group Deutsche Telekom Liberty Global MTN Orange Telecom Italia Telefónica Linear interpolation (i.e. straight-line vesting) occurs for performance between threshold and maximum. ESG (10% of total award) The table below sets out how performance under the ESG measure for the 2025 award will be assessed against two quantitative ambitions: Purpose focus area1 Metric for 2025 GLTI Overall ambition Baseline position for 2025 GLTI Ambition for 2025 GLTI Protecting our Planet Net zero 90% reduction in Scope 1 & 2 emissions by 2030 against a FY20 baseline2 66% reduction in Scope 1 & 2 emissions versus a FY20 baseline at 31 March 2024 86% reduction in Scope 1 & 2 emissions versus a FY20 baseline by 31 March 2027 Empowering People Female representation in management 40% representation of women in management by 2030 35% representation of women in management at 31 March 2024 37% representation of women in management by 31 March 2027 Notes: 1. This year our Company Purpose has been refreshed and applicable focus areas outlined above have been renamed to Protecting the Planet and Empowering People. Read more on page 80. 2. This near-term greenhouse gas emissions reduction target has been validated by the Science Based Targets initiative (‘SBTi’). Each ambition for the 2025 award has been set by considering both our externally communicated targets and our internal progress as at 31 March 2024. The Committee agreed to remove the financial inclusion metric included in previous awards based on its sole focus on Vodacom Group which limits its global reach compared to other metrics outlined above. At the end of the performance period the Committee will assess achievement across the two metrics against the stated ambitions and determine vesting under this element. Full disclosure of the rationale for the final vesting decision will be provided in the relevant Directors’ Remuneration Report. 2025 remuneration for the Chair and Non-Executive Directors Fees for our Chair and Non-Executive Directors have been benchmarked against the FTSE 30 (excluding financial services companies). Following this year’s review it was agreed that the current additional fee levels for the Senior Independent Director and/or Committee Chairs would be increased. While it was agreed there would be no changes to the Chair and Non-Executive Director base fee at this time, fees will be assessed in next year’s review. Details of the 2025 fee levels are set out in the table below. Position/role 2025 fee payable £’000 2024 fee payable £’000 Chair1 650 650 Non-Executive Director 115 115 Additional fee for the Senior Independent Director 35 25 Additional fee for Committee Chair: Audit & Risk 40 25 Additional fee for Committee Chair: Remuneration, ESG, and Technology 35 25 Note: 1. The Chair’s fee also includes the fee for the chairing of the Nominations and Governance Committee. Further remuneration information Dilution All awards are made under plans that incorporate dilution limits as set out in the guidelines for share incentive schemes published by the Investment Association. The current estimated dilution from subsisting executive awards is approximately 2.8% of the Company’s share capital at 31 March 2024 (2.4% at 31 March 2023), whilst from all-employee share awards it is approximately 0.3% (0.3% at 31 March 2023). This gives a total dilution of 3.1% (2.7% at 31 March 2023). Service contracts The terms and conditions of appointment of our Directors are available for inspection at the Company’s registered office during normal business hours and at the Annual General Meeting (for 15 minutes prior to the meeting and during the meeting). The Executive Directors have notice periods in their service contracts of 12 months. The Non-Executive Directors’ letters of appointment do not contain provision for notice periods or for compensation if their appointments are terminated. This report on remuneration has been approved by the Board of Directors and signed on its behalf by: /s/ Amparo Moraleda Amparo Moraleda On behalf of the Remuneration Committee 14 June 2024 118 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Our US listing requirements Board member independence Different tests of independence for Board members are applied under the 2024 UK Corporate Governance Code (the ‘Code’) and the NASDAQ listing rules (the ‘NASDAQ Listing Rules’). The Board is not required to take into consideration NASDAQ’s detailed definitions of independence as set out in the NASDAQ Listing Rules. The Board has carried out an assessment based on the independence requirements of the Code and has determined that, in its judgement, each of Vodafone’s Non-Executive Directors is independent within the meaning of those requirements. Committees The NASDAQ Listing Rules require US companies to have a nominations committee, an audit committee and a compensation committee, each composed entirely of independent directors, with the nominations committee and the audit committee each required to have a written charter that addresses the committee’s purpose and responsibilities, and the compensation committee having sole authority and adequate funding to engage compensation consultants, independent legal counsel and other compensation advisers. – Our Nominations and Governance Committee is chaired by the Chair of the Board and its other members are independent Non-Executive Directors. – Our Remuneration Committee is composed entirely of independent Non-Executive Directors. – Our Audit and Risk Committee is composed entirely of Non-Executive Directors, each of whom (i) the Board has determined to be independent based on the independence requirements of the Code; and (ii) meets the independence requirements of the Securities Exchange Act of 1934. – We have terms of reference for our Nominations and Governance Committee, Audit and Risk Committee and Remuneration Committee, all of which comply with the requirements of the Code and are available for inspection on our website at vodafone.com/governance. – These terms of reference are generally responsive to the relevant NASDAQ Listing Rules, but may not address all aspects of these rules. Code of Ethics and Code of Conduct Under the NASDAQ Listing Rules, US companies must adopt a Code of Conduct applicable to all directors, officers and employees that complies with the definition of a ‘Code of Ethics’ set out in section 406 of the Sarbanes-Oxley Act. – We have adopted a Code of Ethics that complies with section 406 of the Sarbanes-Oxley Act that is applicable only to the senior financial and principal executive officers. Click to read our Code of Ethics: vodafone.com/governance – We have also adopted a separate Code of Conduct which applies to all employees. Quorum The quorum required for shareholder meetings, in accordance with our Articles of Association, is two shareholders, regardless of the level of their aggregate share ownership, while US companies listed on NASDAQ are required by the NASDAQ Listing Rules to have a minimum quorum of 33.33% of the holders of ordinary shares for shareholder meetings. Related-party transactions In lieu of obtaining an independent review of related-party transactions for conflicts of interests in accordance with the NASDAQ Listing Rules, we seek shareholder approval for related-party transactions that (i) meet certain financial thresholds, or (ii) have unusual features in accordance with the Listing Rules issued by the Financial Conduct Authority (FCA) in the UK (the ‘FCA Listing Rules’), the Companies Act 2006 and our Articles of Association. Further, we use the definition of a transaction with a related party as set out in the FCA Listing Rules, which differs in certain respects from the definition of related party transaction in the NASDAQ Listing Rules. Shareholder approval When determining whether shareholder approval is required for a proposed transaction, we comply with both the NASDAQ Listing Rules and the FCA Listing Rules. Under the NASDAQ Listing Rules, whether shareholder approval is required for a transaction depends on, among other things, the percentage of shares to be issued or sold in connection with the transaction. Under the FCA Listing Rules, whether shareholder approval is required for a transaction depends on, among other things, whether the size of a transaction exceeds a certain percentage of the size of the listed company undertaking the transaction. As Vodafone’s American Depositary Shares are listed on The NASDAQ Global Select Market of the NASDAQ Stock Market LLC (‘NASDAQ’), we are required to disclose a summary of any material differences between the corporate governance practices we follow and those of US companies listed on NASDAQ. Vodafone’s corporate governance practices are primarily based on UK requirements but substantially conform to those required of US companies listed on NASDAQ. The material differences are set out in the following table: 119 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Directors’ Report The Directors of the Company present their report together with the audited consolidated financial statements for the year ended 31 March 2024. This report has been prepared in accordance with the requirements outlined within the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 and forms part of the management report as required under Disclosure Guidance and Transparency Rule (‘DTR’) 4. Certain information that fulfils the requirements of the Directors’ Report can be found elsewhere in this document and is referred to below. This information is incorporated into this Directors’ Report by reference. Vodafone Group Plc is incorporated and domiciled in England and Wales (registration number 1833679). The registered address and contact number of the Company is Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, England, telephone +44 (0)1635 33251. Responsibility statement As required under the DTRs, a statement made by the Board regarding the preparation of the financial statements is set out on pages 123 to 124, which also provides details regarding the disclosure of information to the Company’s auditor and management’s report on internal control over financial information. Going concern The going concern statement required by the Listing Rules and the UK Corporate Governance Code (the ‘Code’) is set out in the ‘Directors’ statement of responsibility’ section on page 124. System of risk management and internal control The Board is responsible for maintaining a risk management and internal control system and for managing the principal risks faced by the Group. Such a system is designed to manage rather than eliminate business risks and can only provide reasonable and not absolute assurance against material mistreatment or loss. This is described in more detail in the Audit and Risk Committee Report on pages 89-94. The Board has implemented in full the Financial Reporting Council’s (‘FRC’) ‘Guidance on Risk Management, Internal Control and Related Financial and Business Reporting’ for the year and up to the date of this Annual Report. The resulting procedures, which are subject to regular monitoring and review, provide an ongoing process for identifying, evaluating and managing the Company’s principal risks (which can be found on pages 57-63). Corporate Governance Statement The Corporate Governance Statement setting out how the Company complies with the Code is set out on page 73. This includes a description of the main features of our internal control and risk management arrangements in relation to the financial reporting process. The information required by DTR 7.2.6R can be found in the ‘Shareholder information’ section on pages 249-254. A description of the composition and operation of the Board and its Committees including the Board Diversity Policy is set out on page 74, pages 86-97 and page 106. The Code can be viewed in full at frc.org.uk. Strategic Report The Strategic Report is set out on pages 1-69 and is incorporated into this Directors’ Report by reference. Directors and their interests The Directors of the Company who served during the financial year ended 31 March 2024 and up to the date of signing the financial statements are as follows: Jean-François van Boxmeer, Margherita Della Valle, Luka Mucic (appointed 1 September 2023), Stephen A. Carter CBE, Delphine Ernotte Cunci, Michel Demaré, Hatem Dowidar (appointed 19 February 2024), Deborah Kerr, Maria Amparo Moraleda Martinez, David Nish, Christine Ramon and Simon Segars. Sir Crispin Davis, Dame Clara Furse and Valerie Gooding stepped down at the conclusion of the AGM on 25 July 2023. A summary of the rules relating to the appointment and replacement of Directors and Directors’ powers can be found on pages 250-251. Details of the Directors’ interests in the Company’s ordinary shares, options held over ordinary shares, interests in share options and long-term incentive plans are set out on pages 98-118. Directors’ conflicts of interest Established within the Company is a procedure for managing and monitoring conflicts of interest for Directors. Details of this procedure are set out on page 87. Directors’ indemnities In accordance with our Articles of Association, and to the extent permitted by law, Directors are granted an indemnity by the Company in respect of liability incurred as a result of their office. In addition, we maintained a directors’ and officers’ liability insurance policy throughout the year. Neither our indemnity nor the insurance provides cover in the event that a Director is proven to have acted dishonestly or fraudulently. Disclosures required under Listing Rule 9.8.4 The information on the amount of interest capitalised and the treatment of tax relief can be found in notes 5 and 6 to the consolidated financial statements, respectively. The remaining disclosures required by Listing Rule 9.8.4 are not applicable to Vodafone. Capital structure and rights attaching to shares Ordinary shares of Vodafone Group Plc are traded on the London Stock Exchange and in the form of American Depositary Shares (‘ADS’) on NASDAQ. ADSs, each representing 10 ordinary shares, are traded on NASDAQ under the symbol ‘VOD’. The ADSs are evidenced by American Depositary Receipts (‘ADRs’) issued by J.P. Morgan, as depositary, under a deposit agreement, dated 15 February 2022 between the Company, the depositary and the holders from time to time of ADRs issued thereunder. ADS holders are not shareholders in the Company but may instruct J.P. Morgan on the exercise of voting rights relative to the number of ordinary shares represented by their ADSs. See the sections ‘Articles of Association and applicable English law’ and ‘Rights attaching to the Company’s shares – Voting rights’ on pages 250-251. All information relating to the Company’s capital structure, rights attaching to shares, dividends, the policy to repurchase the Company’s own shares, details of Company share repurchases and details of other shareholder information is contained on pages 30-31 and pages 249-254. 120 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

The Directors’ Report was approved by the Board and signed on its behalf by the Group General Counsel and Company Secretary. /s/ Maaike de Bie Maaike de Bie Group General Counsel and Company Secretary 14 June 2024 Change of control Details of change of control provisions in the Company’s revolving credit facilities are set out in note 22 ‘Capital and financial risk management’. Information on agreements between the Company and its Directors providing for compensation for loss of office of employment (including details of change of control provisions in share schemes) is set out on pages 104-105. Other than these, there are no agreements between the Company and its employees providing for compensation for loss of office or employment that occurs because of a takeover bid. Dividends Full details of the Company’s dividend policy and proposed final dividend payment for the year ended 31 March 2024 are set out on page 31 and note 9 ‘Equity dividends’ to the consolidated financial statements. Sustainability Information about the Company’s approach to sustainability risks and opportunities is set out on pages 32-55 and on pages 57-69. UK Streamlined Energy and Carbon Reporting In accordance with UK Streamlined Energy and Carbon Reporting (SECR) requirements, we monitor and report on the greenhouse gas (GHG) emissions of our operations, the intensity of our GHG emissions relative to revenue, and our energy consumption for Vodafone UK. Please see the Sustainable Business section of our Strategic Report for more details on our GHG and energy performance (pages 38-39) and our SECR data disclosure (page 55). Political donations No political donations or contributions to political parties under the Companies Act 2006 were made during the financial year. The Group policy is that no political donations be made or political expenditure incurred. Financial risk management objectives and policies Disclosures relating to financial risk management objectives and policies, including our policy for hedging, are set out in note 22 to the consolidated financial statements, and disclosures relating to exposure to credit risk, liquidity risk and market risk are outlined in note 22. Important events since the end of the financial year See note 33 ‘Subsequent events’ to the consolidated financial statements. Future developments within the Group The Strategic Report contains details of likely future developments within the Group. Group policy compliance Each Group policy is owned by a member of the Executive Committee so that there is clear accountability and authority for ensuring the associated business risk is adequately managed. Regional Chief Executives and the Senior Leadership Team member responsible for each Group function have primary accountability for ensuring compliance with all Group policies by all our markets and entities. Our Group compliance team and policy champions support the policy owners and local markets in implementing policies and monitoring compliance. All the key Group policies have been consolidated into the Vodafone Code of Conduct, which applies to all employees and those who work for or on behalf of Vodafone. It sets out the standards of behaviour expected in relation to areas such as insider dealing, bribery and raising concerns through the whistleblowing process (known internally as ‘Speak Up’). Read more on page 44 Branches The Group, through various subsidiaries, has branches in a number of different jurisdictions in which the business operates. Further details are included in note 31 ‘Related undertakings’. Employee disclosures Vodafone is an inclusive employer and diversity is important to us. We give full and fair consideration to applications for employment by disabled persons and the continued employment of anyone incurring a disability while employed by us. Training, career development and promotion opportunities are equally applied for all our employees, regardless of disability. Our disclosures relating to the employment of women in senior management roles, diversity, employee engagement and policies are set out on page 13, pages 17 and 18, page 80, page 87 and page 88. Directors’ Report (continued) 121 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

123 Directors’ statement of responsibility 125 Risk mitigation 131 Report of independent registered public accounting firm 135 Consolidated financial statements 135 Consolidated income statement 135 Consolidated statement of comprehensive income/(expense) 136 Consolidated statement of financial position 137 Consolidated statement of changes in equity 138 Consolidated statement of cash flows 139 Notes to the consolidated financial statements 139 1. Basis of preparation Income statement 148 2. Revenue disaggregation and segmental analysis 152 3. Operating profit 153 4. Impairment losses 158 5. Investment income and financing costs 159 6. Taxation 164 7. Discontinued operations and assets held for sale 168 8. Earnings per share 168 9. Equity dividends Financial position 169 10. Intangible assets 171 11. Property, plant and equipment 173 12. Investments in associates and joint arrangements 181 13. Other investments 182 14. Trade and other receivables 183 15. Trade and other payables 184 16. Provisions 185 17. Called-up share capital Cash flows 186 18. Reconciliation of net cash flow from operating activities 186 19. Cash and cash equivalents 187 20. Leases 190 21. Borrowings 192 22. Capital and financial risk management Employee remuneration 202 23. Directors’ and key management compensation 203 24. Employees 204 25. Post-employment benefits 208 26. Share-based payments Additional disclosures 210 27. Acquisitions and disposals 212 28. Commitments 212 29. Contingent liabilities and legal proceedings 216 30. Related party transactions 217 31. Related undertakings 226 32. Subsidiaries exempt from audit 226 33. Subsequent events 227 These pages are intentionally left blank 227 These pages are intentionally left blank 228 These pages are intentionally left blank 229 These pages are intentionally left blank 229 These pages are intentionally left blank 231 These pages are intentionally left blank 232 These pages are intentionally left blank 232 These pages are intentionally left blank 232 These pages are intentionally left blank 233 These pages are intentionally left blank 233 These pages are intentionally left blank 233 These pages are intentionally left blank 234 These pages are intentionally left blank 234 These pages are intentionally left blank 234 These pages are intentionally left blank 235 Non-GAAP measures (unaudited information) 248 Additional information (unaudited information) Reporting on our financial performance Index 122 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Directors’ statement of responsibility The Directors are responsible for preparing the financial statements in accordance with applicable law and regulations and for keeping proper accounting records. Detailed below are statements made by the Directors in relation to their responsibilities, disclosure of information to the Company’s auditor, going concern and management’s report on internal control over financial reporting. Financial statements and accounting records Company law of England and Wales requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and of the Group at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to: – Select suitable accounting policies and apply them consistently; – Make judgements and estimates that are reasonable and prudent; – Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; – State whether the consolidated financial statements have been prepared in accordance with UK-adopted International Accounting Standards (‘IAS’), with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and with the requirements of the UK Companies Act 2006 (the ‘Act’); – State for the Company’s financial statements whether applicable UK accounting standards have been followed; and – Prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business. The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and of the Group and enable them to ensure that the financial statements are prepared in accordance with UK-adopted IAS, with IFRS as issued by the IASB and with the requirements of the Act. They are also responsible for the system of internal control, for safeguarding the assets of the Company and the Group, and for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors are responsible for the maintenance and integrity of the Company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. Directors’ responsibility statement Each of the Directors, whose names and functions are listed on pages 76 to 78, confirms that, to the best of their knowledge: – The consolidated financial statements, prepared in accordance with UK-adopted IAS, with IFRS as issued by the IASB and with the requirements of the Act, give a true and fair view of the assets, liabilities, financial position and profit of the Group; – The Strategic Report includes a fair review of the development and performance of the business and the position of the Group, together with a description and robust assessment of the principal risks and uncertainties that it faces. The Directors are also responsible under section 172 of the Companies Act 2006 for promoting the success of the Company for the benefit of its members as a whole and in doing so have regard for the needs of wider society and stakeholders, including customers, consistent with the Group’s core and sustainable business objectives. Having taken advice from the Audit and Risk Committee, the Board considers the Annual Report on Form 20-F, taken as a whole, is fair, balanced and understandable and that it provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy. Neither the Company nor the Directors accepts any liability to any person in relation to the Annual Report on Form 20-F except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and schedule 10A of the Financial Services and Markets Act 2000. Disclosure of information to the auditors Having made the requisite enquiries, so far as the Directors are aware, there is no relevant audit information (as defined by section 418(3) of the Companies Act 2006) of which the Company’s auditor is unaware and the Directors have taken all the steps they ought to have taken to make themselves aware of any relevant audit information and to establish that the Company’s auditor is aware of that information. 123 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Going concern The Group’s business activities, performance, position, principal risks and uncertainties and the Directors’ assessment of its long-term viability are set out on page 63. A range of mitigations for risks faced by the Group are included on pages 125 and 128. In addition, the funding position of the Group is included in ‘Borrowings’ and ‘Capital and financial risk management’ in notes 21 and 22, respectively, to the consolidated financial statements. Notes 21 and 22 include disclosure in relation to the Group’s objectives, policies and processes for managing, as well as details regarding its capital, its financial risk management objectives, its financial instruments and hedging activities, and its exposures to credit risk and liquidity risk. As noted on pages 193 to 194, the Group has access to substantial cash and financing facilities. The Group also believes it adequately manages or mitigates its solvency and liquidity risks through two primary processes, described below Business planning process and performance management The Group’s forecasting and planning cycle consists of in-year forecasts, a budget and a long-range plan. These generate income statement, cash flow and borrowings projections for assessment by Group management and the Board. Each forecast is compared with prior forecasts and actual results to identify variances and understand the drivers of the changes and their future impact so management can take action where appropriate. Additional analysis is undertaken to review and sense check the key assumptions underpinning the forecasts. These forecasts also review the expected outcomes of announced M&A transactions. Cash flow and liquidity reviews The business planning process provides outputs for detailed cash flow and liquidity reviews, to ensure that the Group maintains adequate liquidity throughout the forecast periods. The prime output is a liquidity forecast that is prepared and updated at least on a monthly basis, which highlights the extent of the Group’s liquidity based on controlled cash flows and the headroom under the Group’s undrawn revolving credit facility. The key inputs into this forecast are: – Cash flow forecasts with information taken from the business planning process; – Bond and other debt maturities; – Completion of committed M&A transactions; and – Expectations for shareholder returns and spectrum auctions. The liquidity forecast is reviewed by the Group Chief Financial Officer and included in each of the reports to the Board. In addition, the Group continues to manage its foreign exchange and interest rate risks within the framework of policies and guidelines authorised and reviewed by the Board, with oversight provided by the Treasury Risk Committee. The Directors have also considered sensitivities in respect of potential downside scenarios in concluding that the Group is able to continue in operation for the period to 30 June 2025 from the date of approving the consolidated financial statements. These sensitivities include the non-refinancing of debt maturities, the failure of M&A disposal transactions to complete in the assessment period mitigated by the cessation of share buyback plans. A reverse stress test was reviewed to understand how severe conditions would have to be to breach liquidity, including a required reduction in profitability metrics compared to current performance and forecasts. The Directors also considered the availability of the Group’s €7.8 billion undrawn revolving credit facilities as at 31 March 2024. The Directors also considered the findings of the work performed to support the statement on the long-term viability of the Group. As noted on page 63, this included key changes to relevant principal risks in light of global economic and political uncertainty, sensitivity analysis, scenario assessments, and combinations of these, over the viability assessment period. Conclusion Based on the review, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, the Directors continue to adopt the going concern basis in preparing the Annual Report and Accounts. Disclosure controls and procedures The Directors and the Chief Executive Officer and Group Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures, including those defined in the United States Securities Exchange Act of 1934, Rule 13a–15I, and, based on that evaluation, have concluded that the disclosure controls and procedures were effective at the end of the period covered by this report. Management’s report on internal control over financial reporting As required by section 404 of the US Sarbanes-Oxley Act, management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. The Group’s internal control over financial reporting includes policies and procedures that: – pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; – are designed to provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with UK-adopted IAS, with IFRS as issued by the IASB and with the requirements of the Act, and that receipts and expenditures are being made only in accordance with authorisation of management and the Directors of the Company; and – provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Group’s assets that could have a material effect on the financial statements. Any internal control framework, no matter how well designed, has inherent limitations including the possibility of human error and the circumvention or overriding of the controls and procedures, and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate. Management has assessed the effectiveness of the internal control over financial reporting at 31 March 2024 based on the Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’) in 2013. Based on management’s assessment, management has concluded that internal control over financial reporting was effective at 31 March 2024. During the period covered by this document, there were no changes in the Group’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting. The Group’s internal control over financial reporting at 31 March 2024 has been audited by Ernst & Young LLP, an independent registered public accounting firm who also audit the Group’s consolidated financial statements. Their audit report on internal control over financial reporting is on page 134. By order of the Board /s/ Maaike de Bie Maaike de Bie Group General Counsel and Company Secretary 14 June 2024 Directors’ statement of responsibility (continued) 124 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Managing our risks It is important to establish the context and understand the environment in which we operate. We categorise our risks into different risk types (strategic, operational, or financial) and identify whether the source of the threat is internal or external. This helps us effectively treat risks and provide appropriate oversight and assurance. Executive risk owners have the responsibility to put in place adequate controls and necessary treatment plans to bring risks within acceptable tolerance levels. Additionally, risk treatment plans and the effectiveness of our current controls are monitored through in-depth risk reviews, which are presented to relevant oversight committees. Read more about the Audit and Risk Committee on pages 89 to 94 For each principal risk, we develop severe but plausible scenarios to understand the impact if it were to materialise. These scenarios provide additional insights into possible threats and improve the treatment strategy. They are also used to assess our viability. Read more about our long-term viability statement on page 63 The diagram below illustrates a simplified, high-level governance structure for risk management. Building strong foundations We continue to enhance and embed the global risk management framework with the objective of maturing our approach. This promotes consistency across all the markets in which we operate. Over the course of the year under review, we have: – Enhanced our risk tooling and methodology to establish a more straightforward process for documenting and reporting risks from our local markets; – Carried out an evaluation to gain a deeper insight into the physical and transition risks associated with climate change; – Improved the process of linking risk and mitigation actions to the budget to improve risk decisions on the risk treatment strategy; – Following the risk awareness campaign in the previous year, conducted a risk culture survey with the Group Senior Leadership Team (‘SLT’) to gather insights into their understanding of the risk management practices; and – Conducted an external review to benchmark and evaluate the maturity of our risk framework and process. Risk mitigation Principal risks Adverse changes in macroeconomic conditions Description Adverse changes to economic conditions could result in reduced customer spending, higher interest rates, adverse inflation, or adverse foreign exchange rates. Adverse conditions could also lead to limited debt refinancing options and/or increase in costs. Risk ranking movement Risk owner Group Chief Financial Officer Mitigation activities We have a relatively resilient business model. We continue to keep a close eye on the possibility of recessions, which could manifest differently across our various jurisdictions. For our consumers who might be affected by an economic downturn, we offer competitive options and social plans and tariffs in the markets in which we operate. We have a long average life of debt, which reduces refinancing requirements, and all of our bond debt is effectively held at fixed interest rates. Year-on-year risk ranking movement Increasing Decreasing No change New/change in scope 125 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Risk mitigation (continued) Year-on-year risk ranking movement Increasing Decreasing No change New/change in scope Adverse market competition Adverse political and policy environment Company transformation Description Increasing competition could lead to price wars, reduced margins, loss of market share and/or damage to market value. Description Adverse political and policy measures impacting our strategy could result in increased costs, create a competitive disadvantage, or have a negative impact on our return on capital employed. Description Failure to effectively and successfully transform Vodafone to adapt to future challenges and demands could result in outdated business models, increased operational complexity, and hinder growth. Mitigation activities We closely monitor the competitive environment in all markets and react accordingly to both consumer and business needs. We have initiated Group-wide programmes to focus on the customers which is one of our strategic priorities. We keep investing in our brand and differentiated customer experience, and we design propositions with additional benefits, such as flexible device financing, integrated trade-in, refurbished devices, and social tariffs. In addition, in many markets we utilise ‘second’ brands to compete more effectively and efficiently in the value segment. Mitigation activities We actively monitor the external horizon, gather intelligence to inform decision-making and proactively engage with policymakers, regulatory authorities, customers and relevant stakeholders to find mutually acceptable ways forward. As a last resort, we uphold our rights through legal means. Mitigation activities We have governance structures in place, sponsored by the ExCo, to align on potential changes. These structures consider implications, risks and mitigating actions across all relevant dimensions. Specialist teams manage our company transformation agenda. Leadership lab programmes are in place to deliver the cultural shift needed to deliver these programmes. Risk ranking movement Risk owner Chief Commercial Officer Risk ranking movement Risk owner Chief External and Corporate Affairs Officer Risk ranking movement Risk owner Chief Human Resources Officer/ Group Chief Financial Officer 126 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Year-on-year risk ranking movement Increasing Decreasing No change New/change in scope Cyber threat Data management and privacy Disintermediation Description Failure to effectively respond to threats from emerging technology or disruptive business models could lead to a loss of customer relevance, market share and new/existing revenue streams. Description An external cyber attack, insider threat or supplier breach could cause service interruption or data breach. Description Data breaches, misuse of data, data manipulation, inappropriate data sharing, poor data quality or data unavailability could lead to fines, reputational damage, loss of value, loss of business opportunity, and failure to meet customer expectations. Risk ranking movement Risk owner Chief Commercial Officer/ CEO Vodafone Business Risk ranking movement Risk owner Group Chief Technology Officer Risk ranking movement Risk owner Group General Counsel and Company Secretary/Group Chief Financial Officer Mitigation activities Our cyber security strategy has a risk and control framework to manage cyber risk to our networks and services. Our controls identify, protect against, detect, respond to, and recover from threats. We measure the control baseline across all parts of the Company and have an in-house team of experts in cyber security. We embed security by design into our products, services and internal operations. Protective controls mitigate the effect of most threats; however, when attacks are successful we focus on rapid response to minimise business and customer impact. Root cause analysis provides continuous improvement and drives action. Click to read more about our approach to cyber security in our fact sheet: investors.vodafone. com/cyber Mitigation activities Our data and privacy strategies are designed to continually reduce the risks. We regularly conduct reviews of our significant privacy and data risks. We use the outcomes to prevent, detect and respond to the risks on a prioritised basis. When incidents do occur, we identify the root causes and use them to improve our controls. Read more about our approach to data management and privacy on pages 45 and 46 Mitigation activities Our increasingly deep partnerships with big technology players and the potential to leverage the new Digital Markets Act have improved our ability to defend against the customer ownership risks. In addition, we continue to focus intensively on improving our customers’ experience, strengthening our propositions and bundling digital services for consumer and business markets to enhance customer loyalty. 127 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Risk mitigation (continued) Portfolio transformation and governance of investments Supply chain disruption Technology resilience and future readiness Description Failure to manage appropriate joint ventures (‘JVs’), and other investments or challenges to the timely completions of inflight portfolio actions may result in a loss of growth potential and shareholder value. Description Disruption in our supply chain could mean that we are unable to execute our strategic plans, resulting in product and service, unavailability and delays, increased cost, reduced choice, and lower network quality. Description Network, system or platform outages or ineffective execution of the technology strategy could lead to dissatisfied customers and/or impact revenue. Risk ranking movement Risk owner Group Chief Executive Officer/CEO Vodafone Investments Risk ranking movement Risk owner Group Chief Financial Officer Mitigation activities We will continue to mitigate the risk in transaction execution by conducting broad stakeholder engagement and having dedicated teams working on any transition and future services arrangements. We have reviewed a number of our investment governance mechanisms and where needed enhancements have been made. In our JV governance and ways of working policy, we outline the principles for the shareholder agreement and corporate governance. This includes how we engage with the individual entities. Furthermore, we now have a dedicated ExCo member and team with responsibility to maximise the opportunities and minimise the risk. Mitigation activities We are closely monitoring the evolution of the geopolitical environment. This enables us to respond to emerging challenges and to comply with regulations, economic sanctions and trade rulings. We also mitigate our exposure through having multi-year contracts with key suppliers, forecasting and forward-ordering our inventory requirements in anticipation of extended lead times and continuing to execute our optimisation strategy for network infrastructure logistics. Mitigation activities To reduce the impact of service disruptions, we establish recovery goals for critical assets. A global policy outlines the key performance indicators (‘KPIs’) necessary to guarantee the resilience and security of technology services. We prioritise IT transformation and modernisation programmes, such as the Oracle Cloud Infrastructure, SAP RISE, and the recent Azure cloud agreement with Microsoft, to address specific technology resilience risks, while streamlining business processes and simplifying the portfolio. In addition, IT transformation programmes carry risks of scope creep and cost overruns; therefore, we are increasingly using an incremental delivery approach to be able to achieve benefits and adapt quickly, while maintaining strict governance. Risk ranking movement Risk owner Group Chief Technology Officer/Group Chief Network Officer Year-on-year risk ranking movement Increasing Decreasing No change New/change in scope 128 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

This page is intentionally left blank 129 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

This page is intentionally left blank 130 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Report of Independent Registered Public Accounting Firm To the Shareholders and the Board of Directors of Vodafone Group Plc Opinion on the Financial Statements We have audited the accompanying consolidated statements of financial position of Vodafone Group Plc (the Company) as of 31 March 2024 and 2023, the related consolidated statements of income, comprehensive income/(expense), changes in equity and cash flows for each of the three years in the period ended 31 March 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 March 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2024, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 March 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (2013 framework) and our report dated 14 June 2024 expressed an unqualified opinion thereon. Basis for Opinion These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. 131 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Report of Independent Registered Public Accounting Firm (continued) Carrying value of cash generating units, including goodwill Description of the matter As more fully described in Note 4 to the consolidated financial statements, in accordance with IAS 36 Impairment of Assets, the Company calculates the value in use (‘VIU’) for cash generating units (‘CGUs’) to determine whether an adjustment to the carrying value of the CGU, and therefore, goodwill, is required. As of 31 March 2024, the Company has recorded €24,956 million of goodwill, including €20,335 million in respect of Germany. The Company’s assessment of the VIU of its CGUs involves estimation about the future performance of the local market businesses. In particular, the determination of the VIU for Germany was sensitive to the significant assumptions of projected adjusted EBITDAaL growth, projected capital expenditure, the long-term growth rate and the discount rate. Auditing the Company’s annual impairment test for the Germany CGU was complex and involved significant auditor judgement, given the estimation uncertainty related to the significant assumptions described above and the sensitivity to fluctuations in those assumptions. How we addressed the matter in our audit We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment review process, including, for example, management’s controls over the significant assumptions described above. We evaluated, with the help of EY valuation specialists, the methodology applied in the VIU model, as compared to the requirements of IAS 36, including the mathematical accuracy of management’s model. We assessed management’s projected adjusted EBITDAaL growth assumption, by, among other procedures, comparing to external data, such as economic and industry forecasts for the German and European telco markets, supporting evidence provided by management and for consistency with evidence obtained from other areas of our audit, including, for example, the results of our procedures described in ‘Recognition and recoverability of deferred tax assets on tax losses in Luxembourg’ below. Our procedures also included evaluating the historical accuracy of management’s business plans, which underpin the VIU model, by comparing the prior years forecast to actual results. To assess management’s projected capital expenditure assumption, our procedures included, among others, comparing forecast capital expenditure to actual historical spend, industry analysis and competitor data, where available. With the support of EY valuation specialists, we compared management’s long-term growth rate and discount rate assumptions to EY independently determined ranges. 132 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Recognition and recoverability of deferred tax assets in Luxembourg Description of the matter As more fully described in Note 6 to the consolidated financial statements, the Company recognises deferred tax assets in accordance with IAS 12 Income Taxes, based on whether management judges that it is probable that there will be sufficient taxable profits in the relevant legal entity or tax group to allow the recognised asset to be recovered. A deferred tax asset in Luxembourg of €16,714 million, has been recognised in respect of losses, as management concluded it is probable that the Luxembourg entities will continue to generate taxable profits in the future against which the deferred tax asset will be recovered. Management estimates that the losses will be utilised, and the related deferred tax asset recovered, over a period of 52 to 57 years. The Luxembourg companies’ income is derived from the Company’s internal financing, procurement and roaming activities. The forecast future finance income can vary based on forecast interest rates and intercompany debt levels, in particular with Vodafone Germany, which in turn impacts the timeframe over which the deferred tax asset is forecast to be recovered. Auditing the Company’s recognition and recoverability of deferred tax assets in Luxembourg requires complex auditor judgment, because it involves material amounts, and the judgements and estimates in relation to future taxable profits and the period of time over which it is expected to utilise these assets, results in increased estimation uncertainty. How we addressed the matter in our audit We obtained an understanding, evaluated the design and tested the operating effectiveness of management’s controls around the recognition of deferred tax assets in Luxembourg, including, for example, management’s controls over the preparation of the prospective financial information used to determine the Luxembourg entities’ future taxable income. To test the recognition and recoverability of the deferred tax assets in Luxembourg, with the support of tax professionals and tax specialists, our audit procedures included, among others, assessing the existence of available losses and evaluating management’s position on the recoverability of the losses with respect to local tax law and tax planning strategies adopted. To evaluate the forecast finance income, our procedures included, on a sample basis, recalculating income with reference to underlying agreements, comparing future interest rates utilised in the forecasts to relevant external benchmarks and assessing the assumed projections in intergroup debt levels for consistency with our understanding of relevant guidance in respect of transfer pricing of financial transactions. To assess the likelihood of intercompany debt levels for Vodafone Germany reducing to the extent it would result in the Luxembourg DTA not being fully recoverable, we considered the commercial rationale of the arrangement and obtained written representations from management regarding their intentions to retain the debt levels sufficient to recover the Luxembourg DTA. We assessed the reasonability of forecasted procurement and roaming taxable profits utilised in management’s assessment, by considering historical forecasting accuracy, changes in pricing models and with evidence obtained from other areas of our audit. We performed sensitivities to understand the impact of changes in key assumptions of intra-group financing levels and forecast interest rates, on the utilisation timeframe, given the Company does not currently recognise deferred tax assets which are forecast to be used 60 years beyond the balance sheet date. We evaluated the adequacy of the disclosures in respect of the recognition of the deferred tax asset against the requirements of IAS 12. /s/ Ernst & Young LLP We have served as the Company’s auditor since 2019. London, United Kingdom 14 June 2024 133 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Report of Independent Registered Public Accounting Firm To the Shareholders and the Board of Directors of Vodafone Group Plc Opinion on Internal Control Over Financial Reporting We have audited Vodafone Group Plc’s internal control over financial reporting as of 31 March 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Vodafone Group Plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of 31 March 2024, based on the COSO criteria. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of 31 March 2024 and 2023, the related consolidated statements of income, comprehensive income/(expense), changes in equity and cash flows for each of the three years in the period ended 31 March 2024, and the related notes and our report dated 14 June 2024 expressed an unqualified opinion thereon. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on Internal control over financial reporting on page 124. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ Ernst & Young LLP London, United Kingdom 14 June 2024 134 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

135 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 135 VodafoneGroup Plc Annual Report 2024 Consolidated income statement for the years ended 31 March Re-presented1 Re-presented1 2024 2023 2022 Note €m €m €m Revenue 2 36,717 37,672 37,010 Cost of sales (24,459) (24,359) (23,948) Gross profit 12,258 13,313 13,062 Selling and distribution expenses (2,674) (2,777) (2,754) Administrative expenses (5,768) (5,351) (4,797) Net credit losses on financial assets 22 (491) (505) (404) Share of results of equity accounted associates and joint ventures 12 (96) 433 389 Impairment reversal/(loss) 4 64 (64) – Other income 3 372 9,402 244 Operating profit 3 3,665 14,451 5,740 Investment income 5 581 232 251 Financing costs 5 (2,626) (1,609) (1,842) Profit before taxation 1,620 13,074 4,149 Income tax expense 6 (50) (492) (1,561) Profit for the financial year - Continuing operations 1,570 12,582 2,588 (Loss)/profit for the financial year - Discontinued operations 7 (65) (247) 185 Profit for the financial year 1,505 12,335 2,773 Attributable to: – Owners of the parent 1,140 11,838 2,237 – Non-controlling interests2 365 497 536 Profit for the financial year 1,505 12,335 2,773 Earnings per share - Continuing operations – Basic 8 4.45c 43.66c 7.07c – Diluted 8 4.44c 43.51c 7.05c Earnings per share - Total Group – Basic 8 4.21c 42.77c 7.71c – Diluted 8 4.20c 42.62c 7.68c Consolidated statement of comprehensive income/(expense) for the years ended 31 March Re-presented1 Re-presented1 2024 2023 2022 Note €m €m €m Profit for the financial year 1,505 12,335 2,773 Other comprehensive income/(expense): Items that may be reclassified to the income statement in subsequent years: Foreign exchange translation differences, net of tax (440) (1,236) (30) Foreign exchange translation differences transferred to the income statement 23 (334) 19 Other, net of tax3 (1,748) 963 1,863 Total items that may be reclassified to the income statement in subsequent years (2,165) (607) 1,852 Items that will not be reclassified to the income statement in subsequent years: Net actuarial (losses)/gains on defined benefit pension schemes, net of tax 25 (58) (160) 483 Total items that will not be reclassified to the income statement in subsequent years (58) (160) 483 Other comprehensive (expense)/income (2,223) (767) 2,335 Total comprehensive (expense)/income for the financial year (718) 11,568 5,108 Attributable to: – Owners of the parent (920) 11,267 4,546 – Non-controlling interests 202 301 562 Total comprehensive (expense)/income for the financial year (718) 11,568 5,108 Notes: 1 The resultsforthe years ended 31 March 2023 and 31 March2022have been re-presentedto reflectthatthe results of VodafoneSpain and Vodafone Italy arenowreported as discontinued operations.Seenote7 ‘Discontinuedoperations and assets held forsale’formore information. 2 Profit attributable to non-controlling interests derivessolely fromcontinuingoperations. 3 Principally includesthe impact oftheGroup’s cash flowhedges deferred to other comprehensive income during the year. Furtherdetailsonitemsintheconsolidatedstatementofcomprehensiveincome/(expense)canbefoundintheconsolidatedstatementofchangesinequityonpage 137.

136 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 136 VodafoneGroup Plc Annual Report 2024 Consolidated statement of financial position at 31 March 31 March 2024 31 March 2023 Note €m €m Non-current assets Goodwill 10 24,956 27,615 Other intangible assets 10 13,896 19,592 Property, plant and equipment 11 28,499 37,992 Investments in associates and joint ventures 12 10,032 11,079 Other investments 13 1,006 1,093 Deferred tax assets 6 20,177 19,316 Post employment benefits 25 257 329 Trade and other receivables 14 5,967 7,843 104,790 124,859 Current assets Inventory 568 956 Taxation recoverable 76 279 Trade and other receivables 14 8,594 10,705 Other investments 13 5,092 7,017 Cash and cash equivalents 19 6,183 11,705 20,513 30,662 Assets held for sale 7 19,047 – Total assets 144,350 155,521 Equity Called up share capital 17 4,797 4,797 Additional paid-in capital 149,253 149,145 Treasury shares (7,645) (7,719) Accumulated losses (114,641) (113,086) Accumulated other comprehensive income 28,202 30,262 Total attributable to owners of the parent 59,966 63,399 Non-controlling interests 1,032 1,084 Total equity 60,998 64,483 Non-current liabilities Borrowings 21 48,328 51,669 Deferred tax liabilities 6 699 771 Post employment benefits 25 181 258 Provisions 16 1,615 1,572 Trade and other payables 15 2,328 2,184 53,151 56,454 Current liabilities Borrowings 21 8,659 14,721 Financial liabilities under put option arrangements 22 – 485 Taxation liabilities 393 457 Provisions 16 833 674 Trade and other payables 15 13,398 18,247 23,283 34,584 Liabilities held for sale 7 6,918 – Total equity and liabilities 144,350 155,521 The consolidated financial statements on pages 135 to 226 were approved by the Board of Directors and authorised for issue on 14 June 2024 and were signed on its behalf by: /s/ Margherita Della Valle /s/ Luka Mucic Margherita Della Valle Luka Mucic Group Chief Executive Group Chief Financial Officer

137 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 136 VodafoneGroup Plc Annual Report 2024 Consolidated statement of financial position at 31 March 31 March 2024 31 March 2023 Note €m €m Non-current assets Goodwill 10 24,956 27,615 Other intangible assets 10 13,896 19,592 Property, plant and equipment 11 28,499 37,992 Investments in associates and joint ventures 12 10,032 11,079 Other investments 13 1,006 1,093 Deferred tax assets 6 20,177 19,316 Post employment benefits 25 257 329 Trade and other receivables 14 5,967 7,843 104,790 124,859 Current assets Inventory 568 956 Taxation recoverable 76 279 Trade and other receivables 14 8,594 10,705 Other investments 13 5,092 7,017 Cash and cash equivalents 19 6,183 11,705 20,513 30,662 Assets held for sale 7 19,047 – Total assets 144,350 155,521 Equity Called up share capital 17 4,797 4,797 Additional paid-in capital 149,253 149,145 Treasury shares (7,645) (7,719) Accumulated losses (114,641) (113,086) Accumulated other comprehensive income 28,202 30,262 Total attributable to owners of the parent 59,966 63,399 Non-controlling interests 1,032 1,084 Total equity 60,998 64,483 Non-current liabilities Borrowings 21 48,328 51,669 Deferred tax liabilities 6 699 771 Post employment benefits 25 181 258 Provisions 16 1,615 1,572 Trade and other payables 15 2,328 2,184 53,151 56,454 Current liabilities Borrowings 21 8,659 14,721 Financial liabilities under put option arrangements 22 – 485 Taxation liabilities 393 457 Provisions 16 833 674 Trade and other payables 15 13,398 18,247 23,283 34,584 Liabilities held for sale 7 6,918 – Total equity and liabilities 144,350 155,521 The consolidated financial statements on pages 135 to 226 were approved by the Board of Directors and authorised for issue on 14 June 2024 and were signed on its behalf by: /s/ Margherita Della Valle /s/ Luka Mucic Margherita Della Valle Luka Mucic Group Chief Executive Group Chief Financial Officer 137 VodafoneGroup Plc Annual Report 2024 Consolidated statement of changes in equity for the years ended 31 March Additional Accumulated other comprehensive income Equity Non-Share paid-in Treasury Accumulated Currency Pensions Revaluation attributable controlling Total capital1 capital2 shares losses reserve3 reserve surplus4 Other5 to owners interests equity €m €m €m €m €m €m €m €m €m €m €m 1 April 2021 4,797 150,812 (6,172) (121,640) 28,430 (1,234) 1,227 (464) 55,756 2,012 57,768 Issue or reissue of shares6 – (1,902) 2,000 (98) – – – – – – – Share-based payments – 108 – – – – – – 108 11 119 Transactions with NCI in subsidiaries7 – – – (38) – – – – (38) 237 199 Dividends – – – (2,483) – – – – (2,483) (532) (3,015) Comprehensive income/(expense) – – – 2,237 (37) 483 – 1,863 4,546 562 5,108 Profit – – – 2,237 – – – – 2,237 536 2,773 OCI - before tax – – – – (56) 627 – 2,368 2,939 26 2,965 OCI - taxes – – – – – (144) – (505) (649) – (649) Transfer to the income statement ('IS') – – – – 19 – – – 19 – 19 Purchase of treasury shares ('TS')8 – – (3,106) – – – – – (3,106) – (3,106) 31 March 2022 4,797 149,018 (7,278) (122,022) 28,393 (751) 1,227 1,399 54,783 2,290 57,073 Adoption of IAS 29 – – – – 565 – – – 565 – 565 1 April 2022 - b/forward 4,797 149,018 (7,278) (122,022) 28,958 (751) 1,227 1,399 55,348 2,290 57,638 Issue or reissue of shares – 1 122 (113) – – – – 10 – 10 Share-based payments – 126 – – – – – – 126 9 135 Transactions with NCI in subsidiaries – – – (287) – – – – (287) (1,118) (1,405) Dividends – – – (2,502) – – – – (2,502) (398) (2,900) Comprehensive income/(expense) – – – 11,838 (1,374) (160) – 963 11,267 301 11,568 Profit9 – – – 11,838 – – – – 11,838 497 12,335 OCI - before tax – – – – (1,469) (213) – 1,314 (368) (230) (598) OCI - taxes – – – – (3) 53 – (351) (301) (3) (304) Transfer to the IS – – – – (334) – – – (334) – (334) Translation of hyperinflationary results – – – – 432 – – – 432 37 469 Purchase of TS8 – – (563) – – – – – (563) – (563) 31 March 2023 4,797 149,145 (7,719) (113,086) 27,584 (911) 1,227 2,362 63,399 1,084 64,483 Issue or reissue of shares – – 74 (72) – – – – 2 – 2 Share-based payments – 108 – – – – – – 108 7 115 Transactions with NCI in subsidiaries – – – (26) – – – – (26) (5) (31) Share of equity accounted entities change in equity – – – (164) – – – – (164) – (164) Dividends – – – (2,433) – – – – (2,433) (256) (2,689) Comprehensive (expense)/income – – – 1,140 (254) (58) – (1,748) (920) 202 (718) Profit – – – 1,140 – – – – 1,140 365 1,505 OCI - before tax – – – – (826) (77) – (2,331) (3,234) (192) (3,426) OCI - taxes – – – – – 19 – 583 602 – 602 Transfer to the IS – – – – 23 – – – 23 – 23 Translation of hyperinflationary results – – – – 549 – – – 549 29 578 31 March 2024 4,797 149,253 (7,645) (114,641) 27,330 (969) 1,227 614 59,966 1,032 60,998 Notes: 1 Seenote17 ‘Calledup share capital’. 2 Includesshare premium, capitalreserve, capitalredemption reserve,mergerreserve andshare-based paymentreserve. Themergerreservewas derived fromacquisitions made priorto 31March 2004 andsubsequently allocatedto additional paid-incapital on adoptionof IFRS. 3 The currency reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. These differences are recycled to the income statement on disposalofthe foreignoperation. 4 The revaluationsurplus derivesfromacquisitions ofsubsidiariesmade before theGroup’s adoption ofIFRS 3 (Revised)on 1 April 2010 and comprisesthe amounts arising fromrecognising theGroup’s pre-existing equity interestin the acquiredsubsidiary atfair value. 5 Principally includesthe impact oftheGroup’s cash flowhedgeswith €2,037 million netloss deferredto other comprehensive income/(expense) during the year(2023: €2,322million net gain; 2022: €3,704 million net gain) and €254million net gain (2023: €896 million net gain; 2022:€1,422million net gain)recycled to the consolidated income statement. These hedges primarily relate to foreign exchange exposureon fixed borrowings,with any foreign exchangeonnominal balances directly impacting income statementin each periodbutinterest cash flows unwinding to the consolidated income statement overthe lifeofthehedges,up to 2063.Seenote22 ‘Capital and financialriskmanagement’. 6 Movementsinclude the re-issueof 1,519million shares(€1,903million)in March 2022 to satisfy the secondtrancheoftheMandatoryConvertible Bond issued in March 2019. 7 Principally relatesto transactionsin relation to Vantage Towers A.G.Seenote27 ‘Acquisitions and disposals’fordetails. 8 Representsthe irrevocable andnon-discretionaryshare buyback programmeswhich completedon15March 2023. 9 Includes a gainon disposalof Vantage Towers A.G. of€8,607million and a gainon disposal of VodafoneGhana of €689million,offset by a loss on disposalof VodafoneHungary of€69million.

138 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 138 VodafoneGroup Plc Annual Report 2024 20212020 Consolidated statement of cash flows for the years ended 31 March Re-presented1 Re-presented1 2024 2023 2022 Note €m €m €m Inflow from operating activities 18 16,557 18,054 18,081 Cash flows from investing activities Purchase of interestsin associates and joint ventures 12 (75) (78) (445) Purchase of intangible assets (2,641) (2,799) (2,375) Purchase of property, plant and equipment (4,219) (4,957) (4,547) Purchase of investments (1,233) (766) (2,007) Disposal of interestsin subsidiaries, net of cash disposed 27 (67) 6,976 – Disposal of interestsin associates and joint ventures 500 – 446 Disposal of property, plant and equipment and intangible assets 15 90 15 Disposal of investments 1,931 1,647 3,280 Dividendsreceived from associates and joint ventures 442 617 638 Interest received 542 321 246 Cash outflowsfrom discontinued operations (1,317) (1,430) (2,119) Outflow from investing activities (6,122) (379) (6,868) Cash flows from financing activities Proceedsfrom issue of long-term borrowings 1,533 4,071 2,548 Repayment of borrowings (8,970) (10,501) (6,933) Net movement in short-term borrowings (1,636) 3,171 3,002 Net movement in derivatives 144 261 (293) Interest paid2 (2,227) (1,815) (1,726) Paymentsfor settlement of written put options (493) (12) – Purchase of treasury shares – (1,867) (2,087) Issue of ordinary share capital and reissue of treasury shares 17 3 10 – Equity dividends paid 9 (2,430) (2,484) (2,474) Dividends paid to non-controlling shareholdersin subsidiaries (260) (400) (539) Other transactions with non-controlling shareholdersin subsidiaries 27 (16) (692) 189 Cash outflowsfrom discontinued operations (1,503) (3,172) (1,393) Outflow from financing activities (15,855) (13,430) (9,706) Net cash (outflow)/inflow (5,420) 4,245 1,507 Cash and cash equivalents at beginning of the financial year 19 11,628 7,371 5,790 Exchange (loss)/gain on cash and cash equivalents (94) 12 74 Cash and cash equivalents at end of the financial year 19 6,114 11,628 7,371 Notes: 1 The resultsforthe years ended 31 March 2023 and 31 March2022 have been re-presentedto reflectthatthe results of VodafoneSpain and VodafoneItaly arenowreported as discontinued operations.Seenote7 ‘Discontinuedoperations and assetsheld forsale’formore information. 2 Amountfor 2024 includes€nil (2023: €26 million cash outflow; 2022: €58millioncash inflow) on derivative financial instrumentsforthe share buyback related tomaturing tranchesofmandatory convertible bonds.

139 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements 139 VodafoneGroup Plc Annual Report 2024 1.Basisofpreparation Thissection describesthe critical accounting judgements and estimatesthat management hasidentified as having a potentiallymaterial impact on the Group’s consolidated financialstatements and sets out oursignificant accounting policiesthat relate to the financialstatements as a whole. Where an accounting policy is generally applicable to a specific note to the financialstatements,the policy is describedwithin that note. We have also detailed below the new accounting pronouncementsthatwewill adopt in future years and our current viewofthe impact theywill have on our financial reporting. The consolidated financialstatements are prepared in accordance with UK-adopted International Accounting Standards(‘IAS’), with International Financial Reporting Standards(‘IFRS’) asissued by the International Accounting Standards Board (‘IASB’) andwith the requirements of the Companies Act 2006 (the ‘Act’). The consolidated financialstatements are prepared on a going concern basis(see page 124). Vodafone Group Plc isincorporated and domiciled in England and Wales(registration number 1833679). The registered address of the Company is VodafoneHouse, The Connection, Newbury, Berkshire, RG14 2FN, England. IFRS requiresthe Directorsto adopt accounting policiesthat are the most appropriate to the Group’s circumstances. These have been applied consistently to all the years presented, unless otherwise stated. In determining and applying accounting policies, Directors and management are required tomake judgements and estimatesin respect of itemswhere the choice ofspecific policy, accounting judgement, estimate or assumption to be followed could materially affect the Group’sreported financial position,results or cash flows and disclosure of contingent assets or liabilities during the reporting period; itmay later be determined that a different choice may have been more appropriate. The Group’s critical accounting judgements and key sources of estimation uncertainty are detailed below. Actual outcomes could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisionsto accounting estimates are recognised in the period in which the estimate isrevised if the revision affects only that period; they are recognised in the period of the revision and future periodsif the revision affects both current and future periods. Managementregularly reviews, and revises as necessary, the accounting judgementsthatsignificantly impactthe amountsrecognised in the financialstatements and the estimatesthat are considered to be ‘critical estimates’ due to their potential to give rise tomaterial adjustmentsin the Group’sfinancialstatementsin the year to 31 March 2025. As at 31 March 2024, management hasidentified critical judgementsin respect of revenue recognition, lease accounting, the recognition of deferred tax assets, the accounting for tax disputes, valuing assets and liabilities acquired in business combinations, the classification of joint arrangements,whether to recognise provisions or to disclose contingentliabilities, held forsale accounting and the impacts of climate change. In addition,management hasidentified critical accounting estimatesin relation to the recovery of deferred tax assets, post employment benefits and impairmentreviews; estimates have also been identified that are not considered to be critical in respect of the allocation of revenue to goods and services, the useful economic lives of finite lived intangible assets and property, plant and equipment. Themajority of the Group’s provisions are either long-term in nature (such as assetretirement obligations) or relate to shorter-termliabilities(such asthose relating to restructuring and property) where there is not considered to be a significantrisk of material adjustment in the nextfinancial year. Critical judgements exercised in respect of tax disputesinclude casesin India and a tax dispute related to financing costsin the Netherlands. These critical accounting judgements, estimates and related disclosures have been discussed with the Group’s Audit and Risk Committee. Critical accountingjudgementsandkeysourcesofestimationuncertainty Revenue recognition Revenue recognition under IFRS 15 necessitatesthe collation and processing of very large amounts of data and the use of management judgements and estimatesto produce financial information. Themostsignificant accounting judgements and source of estimation uncertainty are disclosed below. Gross versus net presentation If the Group has control of goods orserviceswhen they are delivered to a customer, then the Group isthe principal in the sale to the customer; otherwise the Group is acting as an agent. Whether the Group is considered to be the principal or an agentin the transaction depends on analysis by management of both the legal formand substance of the agreement between the Group and its business partners;such judgementsimpactthe amount ofreported revenue and operating expenses(see note 2 ‘Revenue disaggregation and segmental analysis’) but do notimpactreported assets, liabilities or cash flows. Scenariosrequiring judgementto determine whether the Group is a principal or an agentinclude, for example, those where the Group deliversthird-party branded software orservices(such as premium music, TV content or cloud-based services) to customers and those where goods orservices are delivered to customersin partnershipwith a third-party. 138 VodafoneGroup Plc Annual Report 2024 20212020 Consolidated statement of cash flows for the years ended 31 March Re-presented1 Re-presented1 2024 2023 2022 Note €m €m €m Inflow from operating activities 18 16,557 18,054 18,081 Cash flows from investing activities Purchase of interestsin associates and joint ventures 12 (75) (78) (445) Purchase of intangible assets (2,641) (2,799) (2,375) Purchase of property, plant and equipment (4,219) (4,957) (4,547) Purchase of investments (1,233) (766) (2,007) Disposal of interestsin subsidiaries, net of cash disposed 27 (67) 6,976 – Disposal of interestsin associates and joint ventures 500 – 446 Disposal of property, plant and equipment and intangible assets 15 90 15 Disposal of investments 1,931 1,647 3,280 Dividendsreceived from associates and joint ventures 442 617 638 Interest received 542 321 246 Cash outflowsfrom discontinued operations (1,317) (1,430) (2,119) Outflow from investing activities (6,122) (379) (6,868) Cash flows from financing activities Proceedsfrom issue of long-term borrowings 1,533 4,071 2,548 Repayment of borrowings (8,970) (10,501) (6,933) Net movement in short-term borrowings (1,636) 3,171 3,002 Net movement in derivatives 144 261 (293) Interest paid2 (2,227) (1,815) (1,726) Paymentsfor settlement of written put options (493) (12) – Purchase of treasury shares – (1,867) (2,087) Issue of ordinary share capital and reissue of treasury shares 17 3 10 – Equity dividends paid 9 (2,430) (2,484) (2,474) Dividends paid to non-controlling shareholdersin subsidiaries (260) (400) (539) Other transactions with non-controlling shareholdersin subsidiaries 27 (16) (692) 189 Cash outflowsfrom discontinued operations (1,503) (3,172) (1,393) Outflow from financing activities (15,855) (13,430) (9,706) Net cash (outflow)/inflow (5,420) 4,245 1,507 Cash and cash equivalents at beginning of the financial year 19 11,628 7,371 5,790 Exchange (loss)/gain on cash and cash equivalents (94) 12 74 Cash and cash equivalents at end of the financial year 19 6,114 11,628 7,371 Notes: 1 The resultsforthe years ended 31 March 2023 and 31 March2022 have been re-presentedto reflectthatthe results of VodafoneSpain and VodafoneItaly arenowreported as discontinued operations.Seenote7 ‘Discontinuedoperations and assetsheld forsale’formore information. 2 Amountfor 2024 includes€nil (2023: €26 million cash outflow; 2022: €58millioncash inflow) on derivative financial instrumentsforthe share buyback related tomaturing tranchesofmandatory convertible bonds.

140 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 140 VodafoneGroup Plc Annual Report 2024 2020 1.Basisofpreparation(continued) Allocation ofrevenue to goods and services provided to customers Revenue isrecognisedwhen goods and services aredelivered to customers(see note 2 ‘Revenuedisaggregation and segmental analysis’).Goods and servicesmay be delivered to a customer at differenttimes underthe same contract,hence itis necessary to allocate the amount payable by the customer between goods and services on a ‘relative standalone selling price basis’;thisrequiresthe identification of performance obligations (‘obligations’) and the determination ofstandalone selling pricesforthe identified obligations. The determination of obligationsis,forthe primary goods and servicessold by theGroup, not considered to be a critical accounting judgement;theGroup’s policy on identifying obligationsis disclosed in note 2 ‘Revenuedisaggregation and segmental analysis’. The determination ofstandalone selling pricesforidentified obligationsis discussed below. Itis necessary to estimate the standalone pricewhen theGroup does notsell equivalent goods orservicesin similar circumstances on a standalone basis.When estimating the standalone price theGroupmaximisesthe use of external inputs;methodsfor estimating standalone pricesinclude determining the standalone price ofsimilar goods and servicessold by theGroup, observing the standalone pricesforsimilar goods and serviceswhen sold by third parties or using a cost-plusreasonablemargin approach (which issometimesthe case for devices and other equipment).Where itis not possible to reliably estimate standalone prices due to a lack of observable standalone sales orhighly variable pricing,which issometimesthe case for services,the standalone price of an obligationmay be determined asthe transaction price lessthe standalone prices of other obligationsin the contract. The standalone pricedetermined forobligationsmaterially impactsthe allocation ofrevenue between obligations and impactsthe timing ofrevenue when obligations are provided to customers at differenttimes – for example,the allocation ofrevenue betweendevices,which are usually delivered up-front, and serviceswhich are typicallydelivered overthe contract period.However,there is not considered to be a significantrisk ofmaterial adjustment to the carrying value of contract-related assets orliabilitiesin the 12months afterthe balance sheet date ifthese estimateswere revised. Leaseaccounting Lease accounting underIFRS16 is complex and necessitatesthe collation and processing of very large amountsof data and the increased use of managementjudgements and estimatesto produce financial information.Themostsignificant accounting judgements are disclosed below. Lease identification Whetherthe arrangementis considered a lease or a service contract depends on the analysis bymanagement of both the legalformand substance of the arrangement between theGroupand the counter-party to determine if control of an identified asset has been passed between the parties; if not,the arrangementis a service arrangement.Control existsiftheGroup obtainssubstantially all ofthe economic benefitfromthe use ofthe asset, and hasthe ability to directits use,for a period oftime.An identified asset existswhere an agreement explicitly orimplicitly identifies an asset or a physically distinct portion of an assetwhich the lessor has no substantive rightto substitute. The scenariosrequiring thegreatestjudgementinclude thosewhere the arrangementisforthe use offibre or otherfixed telecommunication lines. Generally,where theGrouphas exclusive use of a physical line itis determined thattheGroup can also directtheuse ofthe line and therefore leaseswill be recognised.Where theGroup provides accessto fibre or otherfixed telecommunication linesto another operator on awholesale basisthe arrangementwill generally be identified as a lease,whereaswhen theGroup providesfixed line servicesto an end-user, generally control oversuch lines is not passed to the end-user and a lease is notidentified. Where theGroup contractswith tower companiesto utilise space on a towerforthe placement oftransmission equipmentfor a period oftime,the arrangementwill generally be identified as a lease. The impact of determiningwhether an agreementis a lease or a service depends onwhethertheGroup is a potential lessee orlessorin the arrangement and,where theGroup is a lessor,whetherthe arrangementis classified as an operating orfinance lease. The impactsfor each scenario are described belowwhere theGroup is potentially: - Alessee. The judgementimpactsthe nature and timing of both costs and reported assets and liabilities.Alease resultsin an asset and a liability being reported and depreciation and interest being recognised;the interest chargewill decrease overthe life ofthe lease.Aservice contractresultsin operating expenses being recognised evenly overthe life ofthe contract and no assets orliabilities being recorded (otherthan trade payables, prepayments and accruals). - An operating lessor. The judgementimpactsthe nature ofincome recognised.An operating lease resultsin lease income being recognisedwhilst a service contractresultsin service revenue. Both are recognised evenly overthe life ofthe contract. - Afinance lessor. The judgementimpactsthe nature and timing of both income and reported assets.Afinance lease resultsin the lease income being recognised at commencement ofthe lease and an asset(the netinvestmentin the lease) being recorded. Lease term Where leasesinclude additional optional periods after an initial lease term,significantjudgementisrequired indeterminingwhetherthese optional periodsshould be includedwhendetermining the lease term. The impact ofthisjudgementissignificantly greaterwhere theGroup is a lessee.As a lessee, optional periods are included in the lease termiftheGroup isreasonably certain itwill exercise an extension option orwill not exercise a termination option;this depends on an analysis bymanagement of allrelevantfacts and circumstancesincluding the leased asset’s nature and purpose, the economic and practical potentialforreplacing the asset and any plansthattheGroup hasin place forthe future use ofthe asset.Where a leased assetis highly customised (eitherwhen initially provided or as a result ofleasehold improvements) oritisimpractical or uneconomic to replace then the Group ismore likely to judge thatlease extension options are reasonably certain to be exercised. The value ofthe right-of-use asset and lease liabilitywill be greaterwhen extension options are included in the lease term. The normal approach adopted forlease termby asset classis described below.

141 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 141 VodafoneGroup Plc Annual Report 2024 The lease terms can vary significantly by type and use of asset and geography. In addition,the exactlease termissubjectto the non-cancellable period and rights and optionsin each contract.Generally, lease terms are judged to be the longer ofthenon-cancellable termand: - Between5 and 10 yearsforland and buildings(excluding retail),with terms atthe top end ofthisrange ifthe lease relatesto assetsthat are considered to be difficultto exitsoonerfor economic, practical orreputationalreasons; - The period to the next contractual lease break date forretail premises(excluding breakswithin the next12months); - The lease term, or useful economic life, ofthe assets connected forleasesthat are used to provide internal connectivity; - The customerservice agreementlength forleases oflocal loop connections or other assetsrequired to provide fixed line or otherservicesto individual customers; and - 5 yearswhere theGroup hasleasesforthe use ofspace on towersforthe placement oftransmission equipment. InmostinstancestheGrouphas optionsto renewor extend leasesfor additional periods afterthe end ofthe lease termwhich are assessed using the criteria above. Lease terms are reassessed if a significant event or change in circumstances occursrelating to the leased assetsthatiswithin the control oftheGroup; such changes usually relate to commercial agreements entered into by theGroup, or business decisionsmade by theGroup. Where such changes change theGroup’s assessment ofwhetheritisreasonably certain to exercise optionsto extend, or notterminate leases,then the lease termis reassessed and the lease liability isremeasured,which inmost caseswill increase the lease liability. Taxation The Group’stax charge on ordinary activitiesisthe sum of the total current and deferred tax charges. The calculation of the Group’stotal tax charge involves estimation and judgement in respect of certain matters, being principally: Recognition of deferred tax assets Significantitems on which the Group has exercised accounting estimation and judgementinclude the recognition of deferred tax assetsin respect of lossesin Luxembourg, Germany, Italy1 and Spain1 aswell as capital allowancesin theUnited Kingdom. The recognition of deferred tax assets, particularly in respect of taxlosses, is based uponwhether managementjudge thatitis probable thattherewill be sufficient and suitable taxable profitsin the relevantlegal entity or tax group againstwhich to utilise the assetsin the future. The Group assessesthe availability of future taxable profits using the same undiscounted five year forecastsfor the Group’s operations as are used in the Group’s value in use calculations(see note 4 ‘Impairment losses’). In the case of Luxembourg, thisincludesforecasts of future income from the Group’sinternal financing, centralised procurement and roaming activities. Where taxlosses are forecastto be recovered beyond the five year period, the availability of taxable profitsis assessed using the cash flows and long-termgrowth rates used for the value in use calculations. The estimated cash flowsinherentin these forecastsinclude the unsystematic risks of operating in the telecommunications businessincluding the potential impacts of changesin themarketstructure, trendsin customer pricing, the costs associated with the acquisition and retention of customers, future technological evolutions and potentialregulatory changes,such as our ability to acquire and/or renew spectrum licences. Changesin the estimateswhich underpin the Group’sforecasts could have an impact on the amount of future taxable profits and could have a significantimpact on the period overwhich the deferred tax assetwould be recovered. The Group only considerssubstantively enacted taxlawswhen assessing the amount and availability of taxlossesto offset againstthe future taxable profits. See note 6 ‘Taxation’ to the consolidated financialstatements. See additional commentary relating to climate change below. Uncertain tax positions The taximpact of a transaction or item can be uncertain until a conclusion isreached with the relevanttax authority or through a legal process. The Group usesin-house tax experts when assessing uncertain tax positions and seeksthe advice of external professional advisorswhere appropriate. Themostsignificantjudgementsin this area relate to the Group’stax disputesin India and a tax dispute related to financing costsin the Netherlands. Further details of tax disputes are included in note 29 ‘Contingentliabilities and legal proceedings’ to the consolidated financialstatements. Business combinations andgoodwill When theGroup completes a business combination,the fair values ofthe identifiable assets and liabilities acquired, including intangible assets, are recognised. The determination ofthe fair values of acquired assets and liabilitiesis based,to a considerable extent,onmanagement’sjudgement. Ifthe purchase consideration exceedsthe fair value ofthe net assets acquired then the incremental amount paid isrecognised as goodwill. Ifthe purchase price consideration islowerthan the fair value ofthe assets acquired then the difference isrecorded as a gain in the income statement. Allocation ofthe purchase price between finite lived assets(discussed below) and indefinite lived assetssuch as goodwill affectsthe subsequentresults oftheGroup asfinite lived intangible assets are amortised,whereasindefinite lived intangible assets, including goodwill, are not amortised. See note 27 ‘Acquisitions and disposals’to the consolidated financialstatementsforfurther details. Note: 1 Deferred tax assetsin respect of lossesin Vodafone Italy and Vodafone Spain are reportedwith Assets held forsale. See note 7 ‘Discontinued operations and assets held forsale’ formore information. Notes tothe consolidated financial statements (continued) 140 VodafoneGroup Plc Annual Report 2024 2020 1.Basisofpreparation(continued) Allocation ofrevenue to goods and services provided to customers Revenue isrecognisedwhen goods and services aredelivered to customers(see note 2 ‘Revenuedisaggregation and segmental analysis’).Goods and servicesmay be delivered to a customer at differenttimes underthe same contract,hence itis necessary to allocate the amount payable by the customer between goods and services on a ‘relative standalone selling price basis’;thisrequiresthe identification of performance obligations (‘obligations’) and the determination ofstandalone selling pricesforthe identified obligations. The determination of obligationsis,forthe primary goods and servicessold by theGroup, not considered to be a critical accounting judgement;theGroup’s policy on identifying obligationsis disclosed in note 2 ‘Revenuedisaggregation and segmental analysis’. The determination ofstandalone selling pricesforidentified obligationsis discussed below. Itis necessary to estimate the standalone pricewhen theGroup does notsell equivalent goods orservicesin similar circumstances on a standalone basis.When estimating the standalone price theGroupmaximisesthe use of external inputs;methodsfor estimating standalone pricesinclude determining the standalone price ofsimilar goods and servicessold by theGroup, observing the standalone pricesforsimilar goods and serviceswhen sold by third parties or using a cost-plusreasonablemargin approach (which issometimesthe case for devices and other equipment).Where itis not possible to reliably estimate standalone prices due to a lack of observable standalone sales orhighly variable pricing,which issometimesthe case for services,the standalone price of an obligationmay be determined asthe transaction price lessthe standalone prices of other obligationsin the contract. The standalone pricedetermined forobligationsmaterially impactsthe allocation ofrevenue between obligations and impactsthe timing ofrevenue when obligations are provided to customers at differenttimes – for example,the allocation ofrevenue betweendevices,which are usually delivered up-front, and serviceswhich are typicallydelivered overthe contract period.However,there is not considered to be a significantrisk ofmaterial adjustment to the carrying value of contract-related assets orliabilitiesin the 12months afterthe balance sheet date ifthese estimateswere revised. Leaseaccounting Lease accounting underIFRS16 is complex and necessitatesthe collation and processing of very large amountsof data and the increased use of managementjudgements and estimatesto produce financial information.Themostsignificant accounting judgements are disclosed below. Lease identification Whetherthe arrangementis considered a lease or a service contract depends on the analysis bymanagement of both the legalformand substance of the arrangement between theGroupand the counter-party to determine if control of an identified asset has been passed between the parties; if not,the arrangementis a service arrangement.Control existsiftheGroup obtainssubstantially all ofthe economic benefitfromthe use ofthe asset, and hasthe ability to directits use,for a period oftime.An identified asset existswhere an agreement explicitly orimplicitly identifies an asset or a physically distinct portion of an assetwhich the lessor has no substantive rightto substitute. The scenariosrequiring thegreatestjudgementinclude thosewhere the arrangementisforthe use offibre or otherfixed telecommunication lines. Generally,where theGrouphas exclusive use of a physical line itis determined thattheGroup can also directtheuse ofthe line and therefore leaseswill be recognised.Where theGroup provides accessto fibre or otherfixed telecommunication linesto another operator on awholesale basisthe arrangementwill generally be identified as a lease,whereaswhen theGroup providesfixed line servicesto an end-user, generally control oversuch lines is not passed to the end-user and a lease is notidentified. Where theGroup contractswith tower companiesto utilise space on a towerforthe placement oftransmission equipmentfor a period oftime,the arrangementwill generally be identified as a lease. The impact of determiningwhether an agreementis a lease or a service depends onwhethertheGroup is a potential lessee orlessorin the arrangement and,where theGroup is a lessor,whetherthe arrangementis classified as an operating orfinance lease. The impactsfor each scenario are described belowwhere theGroup is potentially: - Alessee. The judgementimpactsthe nature and timing of both costs and reported assets and liabilities.Alease resultsin an asset and a liability being reported and depreciation and interest being recognised;the interest chargewill decrease overthe life ofthe lease.Aservice contractresultsin operating expenses being recognised evenly overthe life ofthe contract and no assets orliabilities being recorded (otherthan trade payables, prepayments and accruals). - An operating lessor. The judgementimpactsthe nature ofincome recognised.An operating lease resultsin lease income being recognisedwhilst a service contractresultsin service revenue. Both are recognised evenly overthe life ofthe contract. - Afinance lessor. The judgementimpactsthe nature and timing of both income and reported assets.Afinance lease resultsin the lease income being recognised at commencement ofthe lease and an asset(the netinvestmentin the lease) being recorded. Lease term Where leasesinclude additional optional periods after an initial lease term,significantjudgementisrequired indeterminingwhetherthese optional periodsshould be includedwhendetermining the lease term. The impact ofthisjudgementissignificantly greaterwhere theGroup is a lessee.As a lessee, optional periods are included in the lease termiftheGroup isreasonably certain itwill exercise an extension option orwill not exercise a termination option;this depends on an analysis bymanagement of allrelevantfacts and circumstancesincluding the leased asset’s nature and purpose, the economic and practical potentialforreplacing the asset and any plansthattheGroup hasin place forthe future use ofthe asset.Where a leased assetis highly customised (eitherwhen initially provided or as a result ofleasehold improvements) oritisimpractical or uneconomic to replace then the Group ismore likely to judge thatlease extension options are reasonably certain to be exercised. The value ofthe right-of-use asset and lease liabilitywill be greaterwhen extension options are included in the lease term. The normal approach adopted forlease termby asset classis described below.

142 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 142 VodafoneGroup Plc Annual Report 2024 2020 1.Basisofpreparation(continued) Joint arrangements TheGroup participatesin a number of joint arrangementswhere control ofthe arrangementissharedwith one ormore other parties.Judgementis required to classify joint arrangementsin a separate legal entity as either a joint operation or as a joint venture,which depends onmanagement’s assessment ofthe legalformand substance ofthe arrangementtaking into accountrelevantfacts and circumstancessuch aswhetherthe owners have rightsto substantially allthe economic outputs and, in substance,settle the liabilities ofthe entity. The classification can have amaterialimpact on the consolidated financialstatements. TheGroup’sshare of assets, liabilities,revenue, expenses and cash flows ofjoint operations are included in the consolidated financialstatements on a line-by-line basis,whereastheGroup’sinvestment and share of results ofjoint ventures are shownwithin single line itemsin the consolidated statement offinancial position and consolidated income statement respectively. See note 12 ‘Investmentsin associates and joint arrangements’to the consolidated financialstatements. Finitelived intangibleassets Otherintangible assetsinclude amountsspent by theGroup acquiring licences and spectrum, customer bases and the costs of purchasing and developing computersoftware. Where intangible assets are acquired through business combinations and no activemarketforthe assets exists,the fair value ofthese assetsis determined by discounting estimated future net cash flows generated by the asset. Estimatesrelating to the future cash flows and discountrates used may have amaterial effect on the reported amounts offinite lived intangible assets. Estimation of useful life The useful life overwhich intangible assets are amortised depends onmanagement’s estimate ofthe period overwhich economic benefitwill be derived fromthe asset.Useful lives are periodically reviewed to ensure thatthey remain appropriate.Management’s estimates of useful life have amaterial impact on the amount of amortisation recorded in the year, butthere is not considered to be a significantrisk ofmaterial adjustmentto the carrying values ofintangible assetsin the yearto 31March 2025 ifthese estimateswere revised. The basisfor determining the useful life forthemostsignificant categories ofintangible assets are discussed below. Customer bases The estimated useful life principally reflectsmanagement’s viewofthe average economic life ofthe customer base and is assessed by reference to customer churnrates.An increase inchurn ratesmay lead to a reduction inthe estimated useful life and an increase in the amortisation charge. Capitalised software For computersoftware,the estimated useful life is based onmanagement’s view, considering historical experiencewith similar products aswell as anticipation offuture eventswhichmay impacttheirlife such as changesintechnology. The useful lifewill not exceed theduration of a licence. Property,plant andequipment Property, plant and equipmentrepresents 19.7% oftheGroup’stotal assets(2023:24.4%). Estimates and assumptionsmademay have amaterial impact on their carryingvalue and related depreciation charge. See note 11 ‘Property, plant and equipment’to the consolidated financialstatementsforfurther details. Estimation of useful life The depreciation charge for an assetis derived using estimates ofits expected useful life and expected residual value,which are reviewed annually. Management’s estimates of useful life have amaterial impact on the amount of depreciation recorded in the year, butthere is not considered to be a significantrisk ofmaterial adjustmentto the carrying values of property, plant and equipmentin the yearto 31March 2025 ifthese estimateswere revised. Management determinesthe useful lives and residual valuesfor assetswhen they are acquired, based on experiencewith similar assets and taking into account otherrelevantfactorssuch as any expected changesin technology. See additional commentary relating to climate change, below. Postemploymentbenefits Management uses estimateswhen determining theGroup’sliabilities and expenses arising for defined benefit pension schemes.Managementis required to estimate the future rates ofinflation,salary increases, discountrates and longevity ofmembers, eachofwhichmay have amaterial impact on the defined benefit obligationsthat are recorded. Further details, including a sensitivity analysis, are included in note 25 ‘Post employment benefits’to the consolidated financialstatements. In addition, plan assets are recognised atfair value atthe reporting date in accordancewith IFRS 13 ‘Fair ValueMeasurement’. Where assets do nothave observable prices, estimation is necessary to determine fair values. In estimating fair value,market-observabledata is used to the extentitis available. Contingentliabilities TheGroup exercisesjudgementto determinewhetherto recognise provisions and the exposuresto contingentliabilitiesrelated to pending litigations or other outstanding claimssubjecttonegotiated settlement,mediation, arbitration or governmentregulation, aswell as other contingentliabilities(see note 29 ‘Contingentliabilities and legal proceedings’to the consolidated financialstatements).Judgementis necessary to assessthe likelihood that a pending claimwillsucceed, or a liabilitywill arise.

143 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 143 VodafoneGroup Plc Annual Report 2024 2020202#D<varCY> Impairmentreviews IFRS requiresmanagementto perform impairmenttests annually for indefinite lived assets, for finite lived assets and for equity accounted investmentsif events or changesin circumstancesindicate thattheir carrying amountsmay not be recoverable. Managementisrequired tomake significant judgements concerning the identification of impairmentindicators and the determination of recoverable amountsfor its assetswhich are based on the higher of their fair value less coststo sell and their value in use. Observable market data on fair valuesfor equivalent assetsis often limited and, for a number ofreasons, transaction values agreed as part of any business acquisition or disposal may be higher than the assessed value in use. The Group performs an annual impairment testwhich focuses on determining the recoverable amountsfor its assets based on value in use, being the present value of the future cash flowsit expectsto generate from the continuing use of its assets or cash-generating units. Calculating the net present value ofthe future cash flowsrequires estimatesto be made in respect of highly uncertain mattersincluding management’s expectations of: − Growth in Adjusted EBITDAaL, (see note 2 ‘Revenue disaggregation and segmental analysis’ for a reconciliation to the consolidated income statement); − Timing and amount of future capital expenditure, licence and spectrum payments; − Long-term growth rates; and − Discountratesthatreflectthe future cash flows. Changing the assumptionsselected by management, in particular projected Adjusted EBITDAaL, long-termgrowth rate and discountrate assumptions, could significantly affect the Group’simpairment evaluation and hence reported assets and profit or loss. Further details, including a sensitivity analysis, are included in note 4 ‘Impairmentlosses’ to the consolidated financialstatements. Where the Group hasinterestsin listed entities, market data,such asshare price, is used to assessthe fair value of those interests. If the market capitalisation indicatesthattheir carrying amountsmay not be recoverable, possible adjustmentsto the share price are reviewed and,where information is available, a value in use calculation is performed to support a conclusion on impairment. For operationsthat are classified as held forsale, managementisrequired to determinewhether the carrying value of the discontinued operation can be supported by the fair value less coststo sell. Where not observable in a quotedmarket, management has determined fair value less coststo sell by reference to the outcomesfrom the application of a number of potential valuation techniques, determined from inputs other than quoted pricesthat are observable for the asset or liability, either directly or indirectly. See additional commentary relating to climate change, below. Heldfor saleaccounting When the value of a non-current asset or a group of assetsin a disposal group will be primarily recovered through a sale transaction and there is an active plan for the disposalsuch that itis highly probable thatthe disposal will be completed within 12months(subject to certainmatters outside of the Group’s control) then the related assetswill be classified as held forsale and, where appropriate, as a discontinued operation. Judgementis applied by management in determining if assetsmeetthe requirementsto be classified as held forsale and, where appropriate, as discontinued operations. Further detail is provided in note 7 ‘Discontinued operations and assets held forsale’. Climatechange The potential climate change-related risks and opportunitiesto which the Group is exposed, asidentified bymanagement, are disclosed in the Group’s Task Force on Climate-Related Financial Disclosures(‘TCFD’) on pages 64 to 69. Management has assessed the potential financial impacts relating to the identified risks, primarily considering the useful lives of, and retirement obligationsfor, property, plant and equipment, the possibility of impairment of goodwill and other long-lived assets and the recoverability of the Group’s deferred tax assets. Management has exercised judgementin concluding thatthere are no furthermaterial financial impacts of the Group’s climate-related risks and opportunities on the consolidated financialstatements. These judgementswill be kept under review bymanagement asthe future impacts of climate change depend on environmental, regulatory and other factors outside of the Group’s control which are not all currently known. Notes tothe consolidated financial statements (continued) 142 VodafoneGroup Plc Annual Report 2024 2020 1.Basisofpreparation(continued) Joint arrangements TheGroup participatesin a number of joint arrangementswhere control ofthe arrangementissharedwith one ormore other parties.Judgementis required to classify joint arrangementsin a separate legal entity as either a joint operation or as a joint venture,which depends onmanagement’s assessment ofthe legalformand substance ofthe arrangementtaking into accountrelevantfacts and circumstancessuch aswhetherthe owners have rightsto substantially allthe economic outputs and, in substance,settle the liabilities ofthe entity. The classification can have amaterialimpact on the consolidated financialstatements. TheGroup’sshare of assets, liabilities,revenue, expenses and cash flows ofjoint operations are included in the consolidated financialstatements on a line-by-line basis,whereastheGroup’sinvestment and share of results ofjoint ventures are shownwithin single line itemsin the consolidated statement offinancial position and consolidated income statement respectively. See note 12 ‘Investmentsin associates and joint arrangements’to the consolidated financialstatements. Finitelived intangibleassets Otherintangible assetsinclude amountsspent by theGroup acquiring licences and spectrum, customer bases and the costs of purchasing and developing computersoftware. Where intangible assets are acquired through business combinations and no activemarketforthe assets exists,the fair value ofthese assetsis determined by discounting estimated future net cash flows generated by the asset. Estimatesrelating to the future cash flows and discountrates used may have amaterial effect on the reported amounts offinite lived intangible assets. Estimation of useful life The useful life overwhich intangible assets are amortised depends onmanagement’s estimate ofthe period overwhich economic benefitwill be derived fromthe asset.Useful lives are periodically reviewed to ensure thatthey remain appropriate.Management’s estimates of useful life have amaterial impact on the amount of amortisation recorded in the year, butthere is not considered to be a significantrisk ofmaterial adjustmentto the carrying values ofintangible assetsin the yearto 31March 2025 ifthese estimateswere revised. The basisfor determining the useful life forthemostsignificant categories ofintangible assets are discussed below. Customer bases The estimated useful life principally reflectsmanagement’s viewofthe average economic life ofthe customer base and is assessed by reference to customer churnrates.An increase inchurn ratesmay lead to a reduction inthe estimated useful life and an increase in the amortisation charge. Capitalised software For computersoftware,the estimated useful life is based onmanagement’s view, considering historical experiencewith similar products aswell as anticipation offuture eventswhichmay impacttheirlife such as changesintechnology. The useful lifewill not exceed theduration of a licence. Property,plant andequipment Property, plant and equipmentrepresents 19.7% oftheGroup’stotal assets(2023:24.4%). Estimates and assumptionsmademay have amaterial impact on their carrying value and related depreciation charge. See note 11 ‘Property, plant and equipment’to the consolidated financialstatementsforfurther details. Estimation of useful life The depreciation charge for an assetis derived using estimates ofits expected useful life and expected residual value,which are reviewed annually. Management’s estimates of useful life have amaterial impact on the amount of depreciation recorded in the year, butthere is not considered to be a significantrisk ofmaterial adjustmentto the carrying values of property, plant and equipmentin the yearto 31March 2025 ifthese estimateswere revised. Management determinesthe useful lives and residual valuesfor assetswhen they are acquired, based on experiencewith similar assets and taking into account otherrelevantfactorssuch as any expected changesin technology. See additional commentary relating to climate change, below. Postemploymentbenefits Management uses estimateswhen determining theGroup’sliabilities and expenses arising for defined benefit pension schemes.Managementis required to estimate the future rates ofinflation,salary increases, discountrates and longevity ofmembers, eachofwhichmay have amaterial impact on the defined benefit obligationsthat are recorded. Further details, including a sensitivity analysis, are included in note 25 ‘Post employment benefits’to the consolidated financialstatements. In addition, plan assets are recognised atfair value atthe reporting date in accordancewith IFRS 13 ‘Fair ValueMeasurement’. Where assets do nothave observable prices, estimation is necessary to determine fair values. In estimating fair value,market-observabledata is used to the extentitis available. Contingentliabilities TheGroup exercisesjudgementto determinewhetherto recognise provisions and the exposuresto contingentliabilitiesrelated to pending litigations or other outstanding claimssubjectto negotiated settlement,mediation, arbitration or governmentregulation, aswell as other contingentliabilities(see note 29 ‘Contingentliabilities and legal proceedings’to the consolidated financialstatements).Judgementis necessary to assessthe likelihood that a pending claimwillsucceed, or a liabilitywill arise.

144 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 144 VodafoneGroup Plc Annual Report 2024 2020 1.Basisofpreparation(continued) Significantaccountingpoliciesappliedinthecurrentreportingperiodthatrelatetothefinancial statementsasa whole Accountingconvention The consolidated financialstatements are prepared on a historical cost basis except for certain financial and equity instrumentsthat have been measured atfair value and for the application of IAS 29 ‘Financial Reporting inHyperinflationary Economies’ for the Group’s entitiesreporting in Turkish lira and its associate’sreporting in Ethiopian birr (see below). Basis of consolidation The consolidated financialstatementsincorporate the financialstatements of the Company,subsidiaries controlled by the Company (see note 31 ‘Related undertakings’ to the consolidated financialstatements), joint operationsthat are subjectto joint control and the results of joint ventures and associates(see note 12 ‘Investmentsin associates and joint arrangements’ to the consolidated financialstatements). Hyperinflationary economies The Turkish and Ethiopian economieswere designated as hyperinflationary from 30 June 2022 and 31 December 2022,respectively. The Group has applied IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ to its Turkish and Ethiopian operationswhose functional currencies are Turkish lira and Ethiopian birr from1 April 2022. In applying IAS 29, the Turkish lira and Ethiopian birr results and non-monetary asset and liability balancesfor relevantfinancial years have been revalued to their present value equivalentlocal currency amounts atthe reporting date, based on the consumer price indexesissued by the Turkish Statistical Institute and the Central Statistics Agency of Ethiopia respectively. Comparative periods are notrestated per IAS 21 ‘The Effects of Changesin Foreign Exchange rates’. The respective indices have risen by 68.5% and 26.2% (2023: 50.5% and 31.3% ) during thisfinancial year. The revalued balances are translated to euros atthe reporting date exchange rate of €1: 34.94 TRL and €1: 61.43 ETB (2023: €1: 20.85 TRL and €1:58.59 ETB) respectively applying IAS 21. For the Group’s operationsin Turkey: − The gain or loss on the revaluation of netmonetary assetsresulting fromIAS 29 application isrecognised in the consolidated income statement within Other income. − The Group also presentsthe gain or loss on cash and cash equivalents asmonetary itemstogether with the effect of inflation on operating, investing and financing cash flows as one number in the consolidated statement of cash flows. − The Group has presented the equity revaluation effects and the impact of currency movementswithin other comprehensive income assuch amounts are judged tomeetthe definition of ‘exchange differences’. For Safaricom’s operationsin Ethiopia, the impacts are reflected as an increase to Investmentsin associates and joint venturesin the Consolidated statement of financial position and an increase to Share ofresults of equity accounted associates and joint venturesrecognised in the Consolidated income statement. Themain impacts of the aforementioned adjustmentsfor the Group’s Turkish and Ethiopian operations on the consolidated financialstatements are shown below. Increase/(decrease) Increase/(decrease) 2024 2023 €m €m Impact on the consolidated income statement for the years ended 31 March Revenue 111 85 Operating profit1 66 (87) Profit for the financial year1 (169) (123) Increase/(decrease) Increase/(decrease) 31 March 2024 31 March 2023 €m €m Impact on the consolidated statement of financial position at 31 March Net assets 981 814 Equity attributable to owners of the parent 913 777 Non-controlling interests 68 37 Note: 1 Includes €360million gain on the netmonetary assets/liabilities(2023: €198million gain).

145 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 145 VodafoneGroup Plc Annual Report 2024 2020202#D<varCY> In addition, itis expected that Egyptwill meetthe requirementsto be designated as a hyperinflationary economy under IAS 29 before 31 December 2024. If the Egyptian economy is designed as hyperinflationary, the Group’sfinancialreporting relating to its operationsin Egypt during the year ending 31 March 2025will be in accordance with IAS 29 applying the Group’s policy detailed above. Foreigncurrencies The consolidated financialstatements are presented in euro, which is also the Company’sfunctional currency. Each entity in the Group determines its own functional currency and itemsincluded in the financialstatements of each entity aremeasured using that functional currency. With the exception of the Group’s Turkish lira operations and Safaricom’s Ethiopian birr operations,which are subject to hyperinflation accounting (see above), transactionsin foreign currencies are initially recorded atthe functional currency rate prevailing atthe date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into the respective functional currency of the entity atthe rates prevailing on the reporting period date. Non-monetary items carried atfair value that are denominated in foreign currencies are retranslated atthe rates prevailing on the initial transaction dates. Non-monetary itemsmeasured in terms of historical costin a foreign currency are notretranslated. Share capital,share premium and other capital reserves are initially recorded atthe functional currency rate prevailing atthe date of the transaction and are notretranslated. For the purpose of presenting consolidated financialstatements, the assets and liabilities of entitieswith a functional currency other than euro are expressed in euro using exchange rates prevailing atthe reporting period date. Income and expense items and cash flows are translated atthe average exchange ratesfor each month and exchange differences arising are recognised directly in other comprehensive income. On disposal of a foreign entity, the cumulative amount previously recognised in the consolidated statement of comprehensive income relating to that particular foreign operation isrecognised in profit or lossin the consolidated income statement. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated accordingly. The netforeign exchange lossrecognised in the consolidated income statement for the year ended 31 March 2024 is €272 million (31 March 2023: €111 million gain; 2022: €309 million loss). The net gains and netlosses are recorded within operating profit(2024: €110million charge; 2023: €247 million credit; 2022: €24 million charge), financing costs(2024: €173 million charge; 2023: €135million charge; 2022: €284 million charge) and income tax expense (2024: €11million credit; 2023: €1 million charge; 2022: €1 million charge). The foreign exchange gains and losses included within other income arise on the disposal ofsubsidiaries, interestsin joint ventures, associates and investmentsfrom the recycling of foreign exchange gains and losses previously recognised in the consolidated statement of comprehensive income. Currentornon-current classification Assets are classified as currentin the consolidated statement of financial position where recovery is expectedwithin 12 months of the reporting date. All assetswhere recovery is expected more than 12 monthsfrom the reporting date and all deferred tax assets, goodwill and intangible assets, property, plant and equipment and investmentsin associates and joint ventures are reported as non-current. Liabilities are classified as current unlessthe Group has an unconditionalrightto defersettlement of the liability for atleast 12 months after the reporting date. For provisions, where the timing ofsettlementis uncertain, amounts are classified as non-currentwhere settlementis expected more than 12 monthsfrom the reporting date. In addition, deferred taxliabilities and post-employment benefits are reported as non-current. Inventory Inventory isstated atthe lower of cost and netrealisable value. Costis determined on the basis of weighted average costs and comprises direct materials and,where applicable, direct labour costs and those overheadsthat have been incurred in bringing the inventoriesto their present location and condition. Notes tothe consolidated financial statements (continued) 144 VodafoneGroup Plc Annual Report 2024 2020 1.Basisofpreparation(continued) Significantaccountingpoliciesappliedinthecurrentreportingperiodthatrelatetothefinancial statementsasa whole Accountingconvention The consolidated financialstatements are prepared on a historical cost basis except for certain financial and equity instrumentsthat have been measured atfair value and for the application of IAS 29 ‘Financial Reporting inHyperinflationary Economies’ for the Group’s entitiesreporting in Turkish lira and its associate’sreporting in Ethiopian birr (see below). Basis of consolidation The consolidated financialstatementsincorporate the financialstatements of the Company,subsidiaries controlled by the Company (see note 31 ‘Related undertakings’ to the consolidated financialstatements), joint operationsthat are subjectto joint control and the results of joint ventures and associates(see note 12 ‘Investmentsin associates and joint arrangements’ to the consolidated financialstatements). Hyperinflationary economies The Turkish and Ethiopian economieswere designated as hyperinflationary from 30 June 2022 and 31 December 2022,respectively. The Group has applied IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ to its Turkish and Ethiopian operationswhose functional currencies are Turkish lira and Ethiopian birr from1 April 2022. In applying IAS 29, the Turkish lira and Ethiopian birr results and non-monetary asset and liability balancesfor relevantfinancial years have been revalued to their present value equivalentlocal currency amounts atthe reporting date, based on the consumer price indexesissued by the Turkish Statistical Institute and the Central Statistics Agency of Ethiopia respectively. Comparative periods are notrestated per IAS 21 ‘The Effects of Changesin Foreign Exchange rates’. The respective indices have risen by 68.5% and 26.2% (2023: 50.5% and 31.3% ) during thisfinancial year. The revalued balances are translated to euros atthe reporting date exchange rate of €1: 34.94 TRL and €1: 61.43 ETB (2023: €1: 20.85 TRL and €1:58.59 ETB) respectively applying IAS 21. For the Group’s operationsin Turkey: − The gain or loss on the revaluation of netmonetary assetsresulting fromIAS 29 application isrecognised in the consolidated income statement within Other income. − The Group also presentsthe gain or loss on cash and cash equivalents asmonetary itemstogether with the effect of inflation on operating, investing and financing cash flows as one number in the consolidated statement of cash flows. − The Group has presented the equity revaluation effects and the impact of currency movementswithin other comprehensive income assuch amounts are judged tomeetthe definition of ‘exchange differences’. For Safaricom’s operationsin Ethiopia, the impacts are reflected as an increase to Investmentsin associates and joint venturesin the Consolidated statement of financial position and an increase to Share ofresults of equity accounted associates and joint venturesrecognised in the Consolidated income statement. Themain impacts of the aforementioned adjustmentsfor the Group’s Turkish and Ethiopian operations on the consolidated financialstatements are shown below. Increase/(decrease) Increase/(decrease) 2024 2023 €m €m Impact on the consolidated income statement for the years ended 31 March Revenue 111 85 Operating profit1 66 (87) Profit for the financial year1 (169) (123) Increase/(decrease) Increase/(decrease) 31 March 2024 31 March 2023 €m €m Impact on the consolidated statement of financial position at 31 March Net assets 981 814 Equity attributable to owners of the parent 913 777 Non-controlling interests 68 37 Note: 1 Includes €360million gain on the netmonetary assets/liabilities(2023: €198million gain).

146 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 146 VodafoneGroup Plc Annual Report 2024 2020 1.Basisofpreparation(continued) Newaccountingpronouncementsadoptedon1April2023 The Group adopted the following new accounting policies on 1 April 2023 to comply with new standardsissued and amendmentsto IFRS: − IFRS 17 ‘Insurance Contracts’; − Amendmentsto IAS 1 ‘Disclosure of Accounting Policies’; − Amendment to IAS 8 ‘Definition of Accounting Estimates’; − Amendment to IAS 12 ‘Deferred Taxrelated to Assets and Liabilities arising from a Single Transaction’; and − Amendment to IAS 12 ‘International Tax Reform - Pillar Two Model Rules’. The amendmentsto IAS 1, IAS 8 and IAS 12 do not have amaterial impact on the Group’sfinancial reporting on adoption. The impact of the adoption of IFRS 17 and of the IAS 12 Pillar Two Model Rulesis addressed below. IFRS17 ‘InsuranceContracts’ IFRS 17 ‘Insurance Contracts’ was adopted by the Group on 1 April 2023. The Standard sets outrevised principlesfor the recognition, measurement, presentation, and disclosure of obligationsrelating to insurance contractsissued by preparersin order to provide a single accounting model for all types of insurance. The Group issues certain short and long-term contracts, primarily being (i) the reinsurance of handset and other device insurance issued by a fronting insurer to the Group’s customers; and (ii) the reinsurance of a third-party annuity policy issued to the Vodafone and Cable & Wireless (‘CWW’)sections of the Vodafone UK Group Pension Scheme (refer to note 25 ‘Post employment benefits’). The adoption of IFRS 17 did not have a material impact on prior period equity. The adoption of IFRS 17 resultsin separate insurance and reinsurance liability line items being presented within the Trade and other payables disclosure note to the consolidated financialstatements, with corresponding reductionsin the Trade payables and Other payablesline items(see note 15 ‘Trade and other payables’). The reclassification as at 31 March 2023 amountsto €257 million and €63 million within the Non-current and Current Trade and other payables notes, respectively. The Non-current and CurrentInsurance and reinsurance liability amountsincludedwithin Trade and other payables at 31 March 2024 are €254 million and €48 million,respectively. The adoption has notresulted in any material adjustmentsto any other balances or primary statementsincluding equity or to the consolidated income statement. Amendments to IAS12 ‘International TaxReform-Pillar TwoModelRules’ On 23 May 2023, the IASB issued amendmentsto IAS 12 ‘Income Taxes’ to provide a mandatory temporary exception to the accounting for deferred taxes arising in relation to International Tax Reform (the ‘Pillar Two’ rules) and to require additional disclosuresregarding the impact of the Pillar Two regulations. The amendmentsto IAS 12 have been adopted by the Group for the purposes of reporting at 31 March 2024, with additional disclosure also required in the year commencing 1 April 2024. The Group has applied themandatory temporary exception and therefore has notrecognised or disclosed deferred tax assets or liabilitiesrelating to Pillar Two regulationswithin the consolidated financialstatementsfor the year ended 31 March 2024. The introduction of Pillar Two regulationsis not expected to resultin any material future impact on the Group’s currenttax expense. See note 6 ‘Taxation’ for further details.

147 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 147 VodafoneGroup Plc Annual Report 2024 2020202#D<varCY> Newaccountingpronouncements tobeadoptedonorafter1April2024 The following amendments have been issued by the IASB and are effective for annual periods beginning on or after 1 January 2024. These amendments have been endorsed by the UK Endorsement Board. − Amendmentsto IAS 1 ‘Classification of Liabilities as Current or Non-current’ and ‘Non-current Liabilitieswith Covenants’; − Amendmentsto IFRS 16 ‘Lease Liability in a Sale and Leaseback’; and − Amendmentsto IAS 7 and IFRS 7 ‘Supplier Finance Arrangements’. The impact of adopting the above two amendmentsto IAS 1 ‘Presentation of Financial Statements’ is discussed below. No impactis expected from the adoption of the amendmentsto IFRS 16. The Groupwill provide additional disclosuresin future Annual Reportsin respect ofsupplier arrangements as a result of the option of the amendmentsto IAS 7 and IFRS 7. Amendments to IAS1 ‘PresentationofFinancialStatements’ The Group classifies balancesrelating to certain bonds as currentliabilitiesif itisthe Group’sintention to exercise optionsto redeemthem within 12 months of the reporting date. Following the adoption of the IAS 1 amendments on 1 April 2024, bondsthat are repayable inmore than 12 months will be classified asNon-currentliabilitiesregardless of any intention to redeem the bonds early. The impact of adopting the amendments on the consolidated statement of financial position at 31 March 2024 is a €931million (31 March 2023: €2,013 million; 1 April 2022: €nil)reduction to the value of bonds presented within Current borrowingswhich will be re-presented as bondswithinNon-current borrowings. The Group’sfinancial reportingwill be presented in accordance with these standardsfrom1 April 2024 as applicable. Newaccountingpronouncements tobeadoptedonorafter1April2025 The following new standards and amendments have been issued by the IASB but have not yet been endorsed by theUK Endorsement Board. − IFRS 18 ‘Presentation and Disclosure in Financial Statements’; and − Amendmentsto IAS 21‘Lack of Exchangeability’. IFRS 18 is effective for annual periods beginning on or after 1 January 2027 whilstthe amendmentsto IAS 21 is effective for annual periods beginning on or after 1 January 2025. The Group is assessing the impact ofthese new standards and amendments and the Group’sfinancialreportingwill be presented in accordance with these standardsfrom1 April 2025 orsubsequently as applicable. Notes tothe consolidated financial statements (continued) 146 VodafoneGroup Plc Annual Report 2024 2020 1.Basisofpreparation(continued) Newaccountingpronouncementsadoptedon1April2023 The Group adopted the following new accounting policies on 1 April 2023 to comply with new standardsissued and amendmentsto IFRS: − IFRS 17 ‘Insurance Contracts’; − Amendmentsto IAS 1 ‘Disclosure of Accounting Policies’; − Amendment to IAS 8 ‘Definition of Accounting Estimates’; − Amendment to IAS 12 ‘Deferred Taxrelated to Assets and Liabilities arising from a Single Transaction’; and − Amendment to IAS 12 ‘International Tax Reform - Pillar Two Model Rules’. The amendmentsto IAS 1, IAS 8 and IAS 12 do not have amaterial impact on the Group’sfinancial reporting on adoption. The impact of the adoption of IFRS 17 and of the IAS 12 Pillar Two Model Rulesis addressed below. IFRS17 ‘InsuranceContracts’ IFRS 17 ‘Insurance Contracts’ was adopted by the Group on 1 April 2023. The Standard sets outrevised principlesfor the recognition, measurement, presentation, and disclosure of obligationsrelating to insurance contractsissued by preparersin order to provide a single accounting model for all types of insurance. The Group issues certain short and long-term contracts, primarily being (i) the reinsurance of handset and other device insurance issued by a fronting insurer to the Group’s customers; and (ii) the reinsurance of a third-party annuity policy issued to the Vodafone and Cable & Wireless (‘CWW’)sections of the Vodafone UK Group Pension Scheme (refer to note 25 ‘Post employment benefits’). The adoption of IFRS 17 did not have a material impact on prior period equity. The adoption of IFRS 17 resultsin separate insurance and reinsurance liability line items being presented within the Trade and other payables disclosure note to the consolidated financialstatements, with corresponding reductionsin the Trade payables and Other payablesline items(see note 15 ‘Trade and other payables’). The reclassification as at 31 March 2023 amountsto €257 million and €63 million within the Non-current and Current Trade and other payables notes, respectively. The Non-current and CurrentInsurance and reinsurance liability amountsincludedwithin Trade and other payables at 31 March 2024 are €254 million and €48 million,respectively. The adoption has notresulted in any material adjustmentsto any other balances or primary statementsincluding equity or to the consolidated income statement. Amendments to IAS12 ‘InternationalTaxReform-Pillar TwoModelRules’ On 23 May 2023, the IASB issued amendmentsto IAS 12 ‘Income Taxes’ to provide a mandatory temporary exception to the accounting for deferred taxes arising in relation to International Tax Reform (the ‘Pillar Two’ rules) and to require additional disclosuresregarding the impact of the Pillar Two regulations. The amendmentsto IAS 12 have been adopted by the Group for the purposes of reporting at 31 March 2024, with additional disclosure also required in the year commencing 1 April 2024. The Group has applied themandatory temporary exception and therefore has notrecognised or disclosed deferred tax assets or liabilitiesrelating to Pillar Two regulationswithin the consolidated financialstatementsfor the year ended 31 March 2024. The introduction of Pillar Two regulationsis not expected to resultin any material future impact on the Group’s currenttax expense. See note 6 ‘Taxation’ for further details.

148 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 148 VodafoneGroup Plc Annual Report 2024 2020 2.Revenuedisaggregationandsegmental analysis The Group’s businesses aremanaged on a geographical basis. Selected financial data is presented on this basis below. Accountingpolicies Revenue When the Group entersinto an agreementwith a customer, goods and services deliverable under the contract are identified asseparate performance obligations(‘obligations’) to the extentthatthe customer can benefitfrom the goods orservices on their own and thatthe separate goods and services are considered distinctfrom other goods and servicesin the agreement. Where individual goods and services do notmeetthe criteria to be identified asseparate obligationsthey are aggregatedwith other goods and/orservicesin the agreement until a separate obligation is identified. The obligationsidentifiedwill depend on the nature of individual customer contracts, butmighttypically be separately identified for mobile handsets, other equipmentsuch asset-top boxes and routers provided to customers and services provided to customerssuch asmobile and fixed line communication services. The Group’s digitalservices and Internet of Things(‘IoT’) customer offerstypically include separate obligations for communicationsservices, aswell as equipment and software orsoftware as a service (‘SaaS’). Where goods and services have a functional dependency (for example, a fixed line router can only be used with the Group’sservices) this does not, in isolation, prevent those goods orservices from being assessed asseparate obligations. Activitiesrelating to connecting customersto the Group’s network for the future provision ofservices are not considered tomeetthe criteria to be recognised as obligations exceptto the extentthatthe control ofrelated equipment passesto customers. The Group determinesthe transaction price to which it expectsto be entitled in return for providing the promised obligationsto the customer based on the committed contractual amounts, net ofsalestaxes and discounts. Where indirect channel dealers,such asretailers, acquire customer contracts on behalf of the Group and receive commission, any commissionsthatthe dealer is compelled to use to fund discounts or other incentivesto the customer are treated as paymentsto the customer when determining the transaction price and consequently are notincluded in contract acquisition costs. The transaction price is allocated between the identified obligations according to the relative standalone selling prices of the obligations. The standalone selling price of each obligation deliverable in the contractis determined according to the pricesthat the Group would achieve by selling the same goods and/orservicesincluded in the obligation to a similar customer on a standalone basis; where standalone selling prices are not directly observable, estimation techniques are usedmaximising the use of external inputs. See ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 for details. Revenue isrecognised when the respective obligationsin the contract are delivered to the customer and cash collection is considered probable. Revenue for the provision ofservices,such asmobile airtime, fixed line broadband, other communicationsservices and SaaS, isrecognised when the Group providesthe related service during the agreed service period. Revenue for device salesto end customersis generally recognised when the device is delivered to the end customer. For device salesmade to intermediariessuch asindirect channel dealers, revenue isrecognised if control of the device hastransferred to the intermediary and the intermediary has no rightto return the device to receive a refund; otherwise revenue recognition is deferred untilsale of the device to an end customer by the intermediary or the expiry of any right ofreturn. Where refunds are issued to customersthey are deducted fromrevenue in the relevantservice period. When the Group has control of goods orservices prior to delivery to a customer, then the Group isthe principal in the sale to the customer. As a principal,receiptsfrom, and paymentsto,suppliers are reported on a gross basisin revenue and operating costs. If another party has control of goods orservices prior to transfer to a customer, then the Group is acting as an agent for the other party and revenue in respect of the relevant obligationsisrecognised net of any related paymentsto the supplier and recognised revenue representsthemargin earned by the Group. See ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 for details. Customerstypically pay in advance for prepay mobile services and monthly for other communication services. Customerstypically pay for handsets and other equipment either up-front atthe time ofsale or over the termof the related service agreement. When revenue recognised in respect of a customer contract exceeds amountsreceived or receivable froma customer atthat time a contract asset isrecognised; contract assetswill typically be recognised for handsets or other equipment provided to customerswhere payment isrecovered by the Group via future service fees. Once the amount receivable becomes conditional only on the passage of time, the contract asset becomes a trade receivable (see note 14 ‘Trade and other receivables’). If amountsreceived or receivable froma customer exceed revenue recognised for a contract, for example if the Group receives an advance payment from a customer, a contractliability isrecognised. When contract assets or liabilities are recognised, a financing componentmay existin the contract; thisistypically the case when a handset or other equipment is provided to a customer up-front but paymentisreceived over the term of the related service agreement, in which case the customer is deemed to have received financing. If a significant financing componentis provided to the customer, the transaction price isreduced and interest revenue isrecognised over the customer’s payment period using an interestrate reflecting the relevant central bank rates and customer creditrisk. Contract-related costs When costs directly relating to a specific contract are incurred prior to recognising revenue for a related obligation, and those costs enhance the ability of the Group to deliver an obligation and are expected to be recovered, then those costs are recognised in the consolidated statement of financial position asfulfilment costs and are recognised as expensesin line with the recognition ofrevenue when the related obligation is delivered. The direct and incremental costs of acquiring a contractincluding, for example, certain commissions payable to staff or agentsfor acquiring customers on behalf of the Group, are recognised as contract acquisition cost assetsin the consolidated statement of financial position when the related payment obligation isrecorded. Costs are recognised as an expense in line with the recognition of the related revenue thatis expected to be earned by the Group; typically thisis over the customer contract period as newcommissions are payable on contractrenewal. Certain amounts payable to agents are deducted from revenue recognised (see above).

149 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 149 VodafoneGroup Plc Annual Report 2024 Segmental analysis The Group’s operating segments are established on the basis of those components of the Group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Group has determined the chief operating decision maker to be its Chief Executive. The Group has a single group of similar services and products, being the supply of communications services and related products. On 1 April 2023, the Group revised its segments by moving Vodafone Egypt from the Other Markets segment to the Vodacom segment, following the transfer of Vodafone Egypt to the Vodacom group in December 2022. Consequently, the Vodacom segment has been re-named to ‘Africa’ and the Other Markets segment has been re-named to ‘Turkey’ because this segment comprised only Vodafone Turkey during the year ended 31 March 2024. In October 2023 and March 2024, the Group announced the planned disposals of Vodafone Spain and Vodafone Italy, respectively. Consequently, Vodafone Spain and Vodafone Italy have been classified as discontinued operations and are therefore no longer reporting segments of the Group. On 31 May 2024, the Group announced it had completed the sale of Vodafone Spain. See note 33 ‘Subsequent events’. Revenue is attributed to a country based on the location of the Group company reporting the revenue. Transactions between operating segments are charged at arm’s-length prices. The operating segments for Germany, UK and Africa are individually material for the Group and are each reporting segments for which certain financial information is provided. In addition, the Vantage Towers operating segment was a separately listed part of the Group until its disposal into a joint venture on 22 March 2023 (see note 27 ‘Acquisitions and disposals’) and is presented as a reporting segment until the date of its disposal as it is considered to provide useful information to users of the financial statements. The aggregation of smaller operating segments into the Other Europe and Turkey reporting segments reflects, in the opinion of management, the similar local market economic characteristics and regulatory environments for each of those operating segments as well as the similar products and services sold and comparable classes of customers. In the case of the Other Europe region (comprising Albania, Czech Republic, Greece, Hungary (until its disposal on 31 January 2023), Ireland, Portugal and Romania), this largely reflects membership or a close association with the European Union, whilst the Turkey segment (comprising Turkey and Ghana until its disposal on 21 February 2023) sits outside the European Union and has different economic and regulatory environment characteristics. Common Functions is a separate reporting segment and comprises activities which are undertaken primarily in central Group entities that do not meet the criteria for aggregation with other reporting segments. A reconciliation of adjusted EBITDAaL, the Group’s measure of segment profit, to the Group’s profit or loss before taxation for the financial year is shown below. Re-presented1 Re-presented1 2024 2023 2022 €m €m €m Adjusted EBITDAaL 11,019 12,424 12,693 Restructuring costs (703) (538) (213) Interest on lease liabilities 440 355 320 Loss on disposal of property, plant and equipment and intangible assets (34) (41) (37) Depreciation and amortisation on owned assets (7,397) (7,520) (7,656) Share of results of equity accounted associates and joint ventures (96) 433 389 Impairment reversal/(loss)2 64 (64) – Other income 372 9,402 244 Operating profit 3,665 14,451 5,740 Investment income 581 232 251 Finance costs (2,626) (1,609) (1,842) Profit before taxation 1,620 13,074 4,149 Notes: 1 The results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 ‘Discontinued operations and assets held for sale’ for more information. 2 The impairment reversal/(loss) for the years ended 31 March 2024 and 31 March 2023 relates to Indus Towers. See overleaf and note 4 ‘Impairment losses’. Notes tothe consolidated financial statements (continued) 148 VodafoneGroup Plc Annual Report 2024 2020 2.Revenuedisaggregationandsegmental analysis The Group’s businesses aremanaged on a geographical basis. Selected financial data is presented on this basis below. Accountingpolicies Revenue When the Group entersinto an agreementwith a customer, goods and services deliverable under the contract are identified asseparate performance obligations(‘obligations’) to the extentthatthe customer can benefitfrom the goods orservices on their own and thatthe separate goods and services are considered distinctfrom other goods and servicesin the agreement. Where individual goods and services do notmeetthe criteria to be identified asseparate obligationsthey are aggregatedwith other goods and/orservicesin the agreement until a separate obligation is identified. The obligationsidentifiedwill depend on the nature of individual customer contracts, butmighttypically be separately identified for mobile handsets, other equipmentsuch asset-top boxes and routers provided to customers and services provided to customerssuch asmobile and fixed line communication services. The Group’s digitalservices and Internet of Things(‘IoT’) customer offerstypically include separate obligations for communicationsservices, aswell as equipment and software orsoftware as a service (‘SaaS’). Where goods and services have a functional dependency (for example, a fixed line router can only be used with the Group’sservices) this does not, in isolation, prevent those goods orservices from being assessed asseparate obligations. Activitiesrelating to connecting customersto the Group’s network for the future provision ofservices are not considered tomeetthe criteria to be recognised as obligations exceptto the extentthatthe control ofrelated equipment passesto customers. The Group determinesthe transaction price to which it expectsto be entitled in return for providing the promised obligationsto the customer based on the committed contractual amounts, net ofsalestaxes and discounts. Where indirect channel dealers,such asretailers, acquire customer contracts on behalf of the Group and receive commission, any commissionsthatthe dealer is compelled to use to fund discounts or other incentivesto the customer are treated as paymentsto the customer when determining the transaction price and consequently are notincluded in contract acquisition costs. The transaction price is allocated between the identified obligations according to the relative standalone selling prices of the obligations. The standalone selling price of each obligation deliverable in the contractis determined according to the pricesthatthe Group would achieve by selling the same goods and/orservicesincluded in the obligation to a similar customer on a standalone basis; where standalone selling prices are not directly observable, estimation techniques are usedmaximising the use of external inputs. See ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 for details. Revenue isrecognised when the respective obligationsin the contract are delivered to the customer and cash collection is considered probable. Revenue for the provision ofservices,such asmobile airtime, fixed line broadband, other communicationsservices and SaaS, isrecognised when the Group providesthe related service during the agreed service period. Revenue for device salesto end customersis generally recognised when the device is delivered to the end customer. For device salesmade to intermediariessuch asindirect channel dealers, revenue isrecognised if control of the device hastransferred to the intermediary and the intermediary has no rightto return the device to receive a refund; otherwise revenue recognition is deferred untilsale of the device to an end customer by the intermediary or the expiry of any right ofreturn. Where refunds are issued to customersthey are deducted fromrevenue in the relevantservice period. When the Group has control of goods orservices prior to delivery to a customer, then the Group isthe principal in the sale to the customer. As a principal,receiptsfrom, and paymentsto,suppliers are reported on a gross basisin revenue and operating costs. If another party has control of goods orservices prior to transfer to a customer, then the Group is acting as an agent for the other party and revenue in respect of the relevant obligationsisrecognised net of any related paymentsto the supplier and recognised revenue representsthemargin earned by the Group. See ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 for details. Customerstypically pay in advance for prepay mobile services and monthly for other communication services. Customerstypically pay for handsets and other equipment either up-front atthe time ofsale or over the termof the related service agreement. When revenue recognised in respect of a customer contract exceeds amountsreceived or receivable froma customer atthat time a contract asset isrecognised; contract assetswill typically be recognised for handsets or other equipment provided to customerswhere payment isrecovered by the Group via future service fees. Once the amount receivable becomes conditional only on the passage of time, the contract asset becomes a trade receivable (see note 14 ‘Trade and other receivables’). If amountsreceived or receivable froma customer exceed revenue recognised for a contract, for example if the Group receives an advance payment from a customer, a contractliability isrecognised. When contract assets or liabilities are recognised, a financing componentmay existin the contract; thisistypically the case when a handset or other equipment is provided to a customer up-front but paymentisreceived over the term of the related service agreement, in which case the customer is deemed to have received financing. If a significant financing componentis provided to the customer, the transaction price isreduced and interest revenue isrecognised over the customer’s payment period using an interestrate reflecting the relevant central bank rates and customer creditrisk. Contract-related costs When costs directly relating to a specific contract are incurred prior to recognising revenue for a related obligation, and those costs enhance the ability of the Group to deliver an obligation and are expected to be recovered, then those costs are recognised in the consolidated statement of financial position asfulfilment costs and are recognised as expensesin line with the recognition ofrevenue when the related obligation is delivered. The direct and incremental costs of acquiring a contractincluding, for example, certain commissions payable to staff or agentsfor acquiring customers on behalf of the Group, are recognised as contract acquisition cost assetsin the consolidated statement of financial position when the related payment obligation isrecorded. Costs are recognised as an expense in line with the recognition of the related revenue thatis expected to be earned by the Group; typically thisis over the customer contract period as newcommissions are payable on contractrenewal. Certain amounts payable to agents are deducted from revenue recognised (see above).

150 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 150 VodafoneGroup Plc Annual Report 2024 2020 2.Revenuedisaggregationandsegmentalanalysis(continued) Revenuedisaggregationandsegmentalincomestatementanalysis Revenue reported for the year includesrevenue from contractswith customers, comprising service and equipmentrevenue, aswell as other revenue itemsincluding revenue from leases and interestrevenue arising from transactionswith a significantfinancing component. The tables below present Revenue and Adjusted EBITDAaL for the year ended 31 March 2024 and for the comparative years ended 31 March 2023 and 31 March 2022. Revenue from Total Service Equipment contracts with Other Interest segment Adjusted 31 March 2024 revenue revenue customers revenue1 revenue revenue EBITDAaL €m €m €m €m €m €m €m Germany 11,453 1,132 12,585 357 15 12,957 5,017 UK 5,631 1,111 6,742 54 41 6,837 1,408 Other Europe 4,722 665 5,387 102 15 5,504 1,516 Africa 5,951 1,030 6,981 409 30 7,420 2,539 Turkey 1,746 609 2,355 7 – 2,362 510 Common Functions2 559 49 608 1,256 – 1,864 29 Eliminations (150) (1) (151) (76) – (227) – Group 29,912 4,595 34,507 2,109 101 36,717 11,019 Revenue from Total Service Equipment contracts with Other Interest segment Adjusted 31 March 2023 Re-presented3 revenue revenue customers revenue1 revenue revenue EBITDAaL €m €m €m €m €m €m €m Germany 11,433 1,313 12,746 350 17 13,113 5,323 UK 5,358 1,375 6,733 58 33 6,824 1,350 Other Europe4 5,005 602 5,607 117 20 5,744 1,632 Africa5 6,556 1,089 7,645 403 28 8,076 2,880 Turkey6 1,593 475 2,068 4 – 2,072 424 Vantage Towers – – – 1,338 – 1,338 795 Common Functions2 530 47 577 1,191 – 1,768 20 Eliminations (157) (1) (158) (1,105) – (1,263) – Group 30,318 4,900 35,218 2,356 98 37,672 12,424 Revenue from Total Service Equipment contracts with Other Interest segment Adjusted 31 March 2022 Re-presented3 revenue revenue customers revenue1 revenue revenue EBITDAaL €m €m €m €m €m €m €m Germany 11,616 1,126 12,742 365 21 13,128 5,669 UK 5,154 1,333 6,487 69 33 6,589 1,395 Other Europe4 5,001 528 5,529 105 19 5,653 1,606 Africa5 6,386 1,013 7,399 384 24 7,807 2,929 Turkey6 1,669 341 2,010 6 – 2,016 531 Vantage Towers – – – 1,252 – 1,252 619 Common Functions2 522 53 575 1,190 1 1,766 (56) Eliminations (141) (1) (142) (1,059) – (1,201) – Group 30,207 4,393 34,600 2,312 98 37,010 12,693 Notes: 1 Otherrevenue includeslease revenue recognised under IFRS 16 ‘Leases’ (see note 20 ‘Leases’). 2 Comprises centralteams and businessfunctions. 3 The resultsforthe years ended 31March 2023 and 31 March 2022 have been re-presented to reflectthatthe results of Vodafone Spain and Vodafone Italy are nowreported as discontinued operations and are therefore excluded. See note 7 ‘Discontinued operations and assets held forsale’ formore information. 4 The comparative years also include the resultsof Vodafone Hungarywhich, as previously reported,wassold in January 2023. 5 From 1 April 2023, the Group revised itssegmental reporting bymoving Vodafone Egyptto the Africa segment. The comparatives have been re-presented on the newbasis ofsegmental reporting. There is no impact on previously reported Groupmetrics. 6 The Turkey segment comprises only Vodafone Turkey in the year ended 31March 2024. The comparative years also include the results of Vodafone Ghana which, as previously reported,was sold in February 2023. The total future revenue from the remaining term of Group’s contractswith customersfor performance obligations not yet delivered to those customers at 31 March 2024 is €16,577 million (re-presented7 2023: €16,354million; 2022: €17,902 million); of which €10,488 million (re-presented7 2023: €10,324 million; 2022: €11,353 million) is expected to be recognised within the next year and the majority of the remaining amount in the following 12 months. Notes: 7 The resultsforthe years ended 31March 2023 and 31 March 2022 have been re-presented to reflectthatthe results of Vodafone Spain and Vodafone Italy are nowreported as discontinued operations, decreasing the previously disclosed amount oftotal future revenue by €2,167 million and €2,111million respectively as well asfuture revenue expected to be recognisedwithin the next year by €1,617 million and €1,560 million respectively. See note 7 ‘Discontinued operations and assets held forsale’ formore information.

151 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 151 VodafoneGroup Plc Annual Report 2024 Segmentalassets The tables below presentthe segmental assetsfor the year ended 31 March 2024 and for the comparative years ended 31 March 2023 and 31 March 2022. Non-current Capital Right-of-use Other additions to Depreciation and Impairment 31 March 2024 assets1 additions2 asset additions intangible assets3 amortisation reversal6 €m €m €m €m €m €m Germany 42,931 2,565 1,045 – 4,543 – UK 6,863 878 957 – 1,733 – Other Europe 7,564 862 442 – 1,447 – Africa 6,377 1,005 296 163 1,184 – Turkey 1,644 320 160 120 537 (64) Common Functions 1,972 782 203 – 970 – Group 67,351 6,412 3,103 283 10,414 (64) Non-current Capital Right-of-use Other additions to Depreciation and 31 March 2023 Re-presented4 assets1 additions2 asset additions intangible assets3 amortisation Impairment loss €m €m €m €m €m €m Germany 43,878 2,701 2,145 2 4,154 – Italy 10,235 833 916 5 – – UK 6,629 892 1,639 – 1,562 – Spain 6,331 565 742 8 – – Other Europe 7,815 927 1,104 151 1,363 – Africa5 6,796 1,122 246 264 1,311 – Turkey6 1,502 235 150 9 546 64 Vantage Towers – 551 318 – 326 – Common Functions 2,013 839 127 – 993 – Group 85,199 8,665 7,387 439 10,255 64 Non-current Capital Right-of-use Other additions to Depreciation and 31 March 2022 Re-presented4 assets1 additions2 asset additions intangible assets3 amortisation Impairment loss €m €m €m €m €m €m Germany 43,190 2,670 795 – 3,981 – Italy 10,519 840 670 255 – – UK 6,226 832 580 229 1,905 – Spain 6,433 676 422 291 – – Other Europe 8,548 1,009 502 126 1,511 – Africa5 7,991 1,136 216 – 1,219 – Turkey6 859 247 200 – 299 – Vantage Towers 8,179 366 320 – 523 – Common Functions 2,103 844 123 – 979 – Group 94,048 8,620 3,828 901 10,417 – Notes: 1 Comprises goodwill, otherintangible assets and property, plant and equipment. 2 Includes additionsto: (i) property, plant and equipment(excluding right-of-use assets) and (ii) computersoftware, development costs and in relation to identifiable wavelengths, reported within Intangible assets. 3 Includes additionsto licences and spectrumand customer base acquisitions. 4 The resultsforthe years ended 31March 2023 and 31 March 2022 have been re-presented to reflectthatthe results of Vodafone Spain and Vodafone Italy are nowreported as discontinued operations. See note 7 ‘Discontinued operations and assets held forsale’ formore information. 5 From 1 April 2023, the Group revised itssegmental reporting bymoving Vodafone Egyptto the Africa segment. The comparatives have been re-presented on the newbasis ofsegmental reporting. There is no impact on previously reported Groupmetrics. 6 The Turkey segment comprises only Vodafone Turkey in the year ended 31March 2024. In the comparative years, the segmentwas namedOthermarkets and also included the results of Vodafone Ghana which, as previously reported,wassold in February 2023 and an impairment charge in respect ofthe Group’s carrying value ofIndus Towers Limited during the year ended 31 March 2023 and reversed during the year ended 31 March 2024. See note 4 ‘Impairmentlosses’ formore information. Notes tothe consolidated financial statements (continued) 150 VodafoneGroup Plc Annual Report 2024 2020 2.Revenuedisaggregationandsegmentalanalysis(continued) Revenuedisaggregationandsegmentalincomestatementanalysis Revenue reported for the year includesrevenue from contractswith customers, comprising service and equipmentrevenue, aswell as other revenue itemsincluding revenue from leases and interestrevenue arising from transactionswith a significantfinancing component. The tables below present Revenue and Adjusted EBITDAaL for the year ended 31 March 2024 and for the comparative years ended 31 March 2023 and 31 March 2022. Revenue from Total Service Equipment contracts with Other Interest segment Adjusted 31 March 2024 revenue revenue customers revenue1 revenue revenue EBITDAaL €m €m €m €m €m €m €m Germany 11,453 1,132 12,585 357 15 12,957 5,017 UK 5,631 1,111 6,742 54 41 6,837 1,408 Other Europe 4,722 665 5,387 102 15 5,504 1,516 Africa 5,951 1,030 6,981 409 30 7,420 2,539 Turkey 1,746 609 2,355 7 – 2,362 510 Common Functions2 559 49 608 1,256 – 1,864 29 Eliminations (150) (1) (151) (76) – (227) – Group 29,912 4,595 34,507 2,109 101 36,717 11,019 Revenue from Total Service Equipment contracts with Other Interest segment Adjusted 31 March 2023 Re-presented3 revenue revenue customers revenue1 revenue revenue EBITDAaL €m €m €m €m €m €m €m Germany 11,433 1,313 12,746 350 17 13,113 5,323 UK 5,358 1,375 6,733 58 33 6,824 1,350 Other Europe4 5,005 602 5,607 117 20 5,744 1,632 Africa5 6,556 1,089 7,645 403 28 8,076 2,880 Turkey6 1,593 475 2,068 4 – 2,072 424 Vantage Towers – – – 1,338 – 1,338 795 Common Functions2 530 47 577 1,191 – 1,768 20 Eliminations (157) (1) (158) (1,105) – (1,263) – Group 30,318 4,900 35,218 2,356 98 37,672 12,424 Revenue from Total Service Equipment contracts with Other Interest segment Adjusted 31 March 2022 Re-presented3 revenue revenue customers revenue1 revenue revenue EBITDAaL €m €m €m €m €m €m €m Germany 11,616 1,126 12,742 365 21 13,128 5,669 UK 5,154 1,333 6,487 69 33 6,589 1,395 Other Europe4 5,001 528 5,529 105 19 5,653 1,606 Africa5 6,386 1,013 7,399 384 24 7,807 2,929 Turkey6 1,669 341 2,010 6 – 2,016 531 Vantage Towers – – – 1,252 – 1,252 619 Common Functions2 522 53 575 1,190 1 1,766 (56) Eliminations (141) (1) (142) (1,059) – (1,201) – Group 30,207 4,393 34,600 2,312 98 37,010 12,693 Notes: 1 Otherrevenue includeslease revenue recognised under IFRS 16 ‘Leases’ (see note 20 ‘Leases’). 2 Comprises centralteams and businessfunctions. 3 The resultsforthe years ended 31March 2023 and 31 March 2022 have been re-presented to reflectthatthe results of Vodafone Spain and Vodafone Italy are nowreported as discontinued operations and are therefore excluded. See note 7 ‘Discontinued operations and assets held forsale’ formore information. 4 The comparative years also include the resultsof Vodafone Hungarywhich, as previously reported, wassold in January 2023. 5 From 1 April 2023, the Group revised itssegmental reporting bymoving Vodafone Egyptto the Africa segment. The comparatives have been re-presented on the newbasis ofsegmental reporting. There is no impact on previously reported Groupmetrics. 6 The Turkey segment comprises only Vodafone Turkey in the year ended 31March 2024. The comparative years also include the results of Vodafone Ghana which, as previously reported,was sold in February 2023. The total future revenue from the remaining term of Group’s contractswith customersfor performance obligations not yet delivered to those customers at 31 March 2024 is €16,577 million (re-presented7 2023: €16,354million; 2022: €17,902 million); of which €10,488 million (re-presented7 2023: €10,324 million; 2022: €11,353 million) is expected to be recognised within the next year and the majority of the remaining amount in the following 12 months. Notes: 7 The resultsforthe years ended 31March 2023 and 31 March 2022 have been re-presented to reflectthatthe results of Vodafone Spain and Vodafone Italy are nowreported as discontinued operations, decreasing the previously disclosed amount oftotal future revenue by €2,167 million and €2,111million respectively as well asfuture revenue expected to be recognisedwithin the next year by €1,617 million and €1,560 million respectively. See note 7 ‘Discontinued operations and assets held forsale’ formore information.

152 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 152 VodafoneGroup Plc Annual Report 2024 2020 3.Operatingprofit Detailedbelowarethekeyamounts recognisedinarrivingatouroperatingprofit Re-presented1 Re-presented1 2024 2023 2022 €m €m €m Amortisation of intangible assets (Note 10) 3,515 3,380 3,425 Depreciation of property, plant and equipment (Note 11): Owned assets 3,882 4,142 4,274 Leased assets 3,017 2,733 2,718 Impairment (reversal)/loss (Note 4) (64) 64 – Staff costs (Note 24) 5,498 5,192 4,620 Amounts related to inventory included in cost of sales 4,659 5,035 4,580 Own costs capitalised attributable to the construction or acquisition of property, plant and equipment (1,188) (1,099) (944) Gain on the revaluation of net monetary assets resulting from IAS 29 application2 (Note 1) (360) (198) – Loss on disposal of Vodafone Hungary2 (Note 27) – 69 – Gain on disposal of Vodafone Ghana2 (Note 27) – (689) – Gain on disposal of Vantage Towers2 (Note 27) – (8,729) – Gain on disposal of Indus Towers Limited2 – – 81 Pledge arrangements in respect of Indus Towers Limited (Note 29) – – (15) Notes: 1 The resultsforthe years ended 31March 2023 and 31 March 2022 have been re-presented to reflectthat the results of Vodafone Spain and Vodafone Italy are nowreported as discontinued operations. See note 7 ‘Discontinued operations and assets held forsale’ formore information. 2 Included in Otherincome in the consolidated income statement. The total remuneration of the Group’s auditor, Ernst & Young LLP and other member firms of Ernst &Young Global Limited, forservices provided to the Group during the year ended 31 March is analysed below. Re-presented1 2024 2023 2022 €m €m €m Parent company 7 6 4 Subsidiaries 19 22 19 Audit fees2 26 28 23 Audit-related3 10 3 2 Non-audit fees 10 3 2 Total fees 36 31 25 Notes: 1 Auditfees ofthe parent company forthe year ended 31 March 2023 have increased by €1 million compared to the amount previously reported. Thisisto include fees agreed during the year ended 31 March 2024 relating to the year ended 31 March 2023. 2 Includesfeesin connectionwith the interim review, preliminary announcement and controls auditrequired under Section 404 ofthe Sarbanes OxleyAct. In total this amounted to €1 million in each ofthe years presented. 3 Feesforspecial purpose audits and statutory and regulatory filings during the year. Feesforthe year ended 31 March 2024 are higherthan feesforthe comparative years, primarily due to Reporting Accountant and auditservicesrequired in connection with the proposedmerger of VodafoneUK and Three UKand the disposal of Vodafone Spain.

153 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 153 VodafoneGroup Plc Annual Report 2024 4.Impairmentlosses Impairment occurs when the carrying value of assetsis greater than the present value of the net cash flowsthey are expected to generate. We review the carrying value of assetsfor each country inwhichwe operate at least annually. For further details of our impairment review processsee ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation’ to the consolidated financialstatements. Accountingpolicies Goodwill Goodwill is notsubjectto amortisation butistested for impairment annually or whenever there is an indication that the assetmay be impaired. For the purpose of impairmenttesting, assets are grouped atthe lowestlevelsfor which there are separately identifiable cash flows, known as cash-generating units. The determination of the Group’s cash-generating unitsis primarily based on the geographic area where the Group supplies communicationsservices and products. If cash flowsfrom assetswithin one jurisdiction are largely independent of the cash flowsfrom other assets in thatsame jurisdiction and managementmonitors performance separately, multiple cash-generating units are identified within that geographic area. If the recoverable amount of the cash-generating unitislessthan the carrying amount of the unit, the impairment lossis allocated firstto reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each assetin the unit. Impairment lossesrecognised for goodwill are notreversible in subsequent periods. The recoverable amountisthe higher of fair value less coststo sell and value in use. In assessing value in use,the estimated future cash flows are discounted to their present value using a pre-tax discountrate thatreflects currentmarket assessments of the time value of money and the risks specific to the assetfor which the estimates of future cash flows have not been adjusted. Management preparesformal five year plansfor the Group’s cash-generating units, which are the basisfor the value in use calculations. Property,plantandequipment,finite livedintangibleassetsandequity accountedinvestments At each reporting period date, the Group reviewsthe carrying amounts of its property, plant and equipment, finite lived intangible assets and equity-accounted investmentsto determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the assetis estimated in order to determine the extent, if any, of the impairment loss. Where itis not possible to estimate the recoverable amount of an individual asset, the Group estimatesthe recoverable amount of the cash-generating unitto which the asset belongs. If the recoverable amount of an asset or cash-generating unitis estimated to be lessthan its carrying amount,the carrying amount of the asset or cash-generating unitisreduced to itsrecoverable amount and an impairmentlossisrecognised immediately in the Consolidated income statement. Where there has been a change in the estimates used to determine recoverable amount and an impairmentlosssubsequently reverses, the carrying amount of the asset or cash-generating unitisincreased to the revised estimate of itsrecoverable amount, notto exceed the carrying amountthat would have been determined had no impairmentloss been recognised for the asset or cash-generating unitin prior years and an impairmentloss reversal isrecognised immediately in the consolidated income statement. Impairmentreview Following our annual impairmentreview, no impairmentswere recognised for any cash-generating unitswithin the Group’s continuing operationsin the current year. Refer to note 7 for cash-generating unitsrecognised as'Discontinued operations and assets held forsale' in the current year. The Group recognised a reversal of the prior year impairment of €64 million in the consolidated income statement within operating profitrelating to our investmentin Indus Towers. Further detail on eventsthatled to the recognition of thisreversal isincluded on page 155. Goodwill The remaining carrying value of goodwill at 31 March was asfollows: 2024 2023 €m €m Germany 20,335 20,335 Italy – 2,481 Other 4,621 4,799 24,956 27,615 Notes tothe consolidated financial statements (continued) 152 VodafoneGroup Plc Annual Report 2024 2020 3.Operatingprofit Detailedbelowarethekeyamounts recognisedinarrivingatouroperatingprofit Re-presented1 Re-presented1 2024 2023 2022 €m €m €m Amortisation of intangible assets (Note 10) 3,515 3,380 3,425 Depreciation of property, plant and equipment (Note 11): Owned assets 3,882 4,142 4,274 Leased assets 3,017 2,733 2,718 Impairment (reversal)/loss (Note 4) (64) 64 – Staff costs (Note 24) 5,498 5,192 4,620 Amounts related to inventory included in cost of sales 4,659 5,035 4,580 Own costs capitalised attributable to the construction or acquisition of property, plant and equipment (1,188) (1,099) (944) Gain on the revaluation of net monetary assets resulting from IAS 29 application2 (Note 1) (360) (198) – Loss on disposal of Vodafone Hungary2 (Note 27) – 69 – Gain on disposal of Vodafone Ghana2 (Note 27) – (689) – Gain on disposal of Vantage Towers2 (Note 27) – (8,729) – Gain on disposal of Indus Towers Limited2 – – 81 Pledge arrangements in respect of Indus Towers Limited (Note 29) – – (15) Notes: 1 The resultsforthe years ended 31March 2023 and 31 March 2022 have been re-presented to reflectthat the results of Vodafone Spain and Vodafone Italy are nowreported as discontinued operations. See note 7 ‘Discontinued operations and assets held forsale’ formore information. 2 Included in Otherincome in the consolidated income statement. The total remuneration of the Group’s auditor, Ernst & Young LLP and other member firms of Ernst &Young Global Limited, forservices provided to the Group during the year ended 31 March is analysed below. Re-presented1 2024 2023 2022 €m €m €m Parent company 7 6 4 Subsidiaries 19 22 19 Audit fees2 26 28 23 Audit-related3 10 3 2 Non-audit fees 10 3 2 Total fees 36 31 25 Notes: 1 Auditfees ofthe parent company forthe year ended 31 March 2023 have increased by €1 million compared to the amount previously reported. Thisisto include fees agreed during the year ended 31 March 2024 relating to the year ended 31 March 2023. 2 Includesfeesin connection with the interim review, preliminary announcement and controls auditrequired under Section 404 ofthe Sarbanes OxleyAct. In total this amounted to €1 million in each ofthe years presented. 3 Feesforspecial purpose audits and statutory and regulatory filings during the year. Feesforthe year ended 31 March 2024 are higherthan feesforthe comparative years, primarily due to Reporting Accountant and auditservicesrequired in connection with the proposedmerger of VodafoneUK and Three UKand the disposal of Vodafone Spain.

154 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 154 VodafoneGroup Plc Annual Report 2024 2020 4.Impairmentlosses(continued) Keyassumptionsusedinthevalueinusecalculations The key assumptions used in determining the value in use are: Assumption How determined Projected adjusted EBITDAaL Projected adjusted EBITDAaL has been based on past experience adjusted for the following: - In Europe, mobile revenue is expected to benefit from increased usage as customers transition to higher data bundles, and new consumer and business products and services are introduced. Fixed revenue is forecast to grow as penetration is increased and more products and services are sold to customers; - Outside of Europe, revenue is expected to continue to grow as the penetration of faster data-enabled devices rises along with higher data bundle attachment rates, and new products and services are introduced; and - Margins are expected to be impacted by negative factors such as the cost of acquiring and retaining customers in increasingly competitive markets and by positive factors such as the efficiencies expected from the implementation of Group initiatives. Projected capital expenditure The cash flow forecasts for capital expenditure are based on past experience and include the ongoing capital expenditure required to maintain our networks, provide products and services in line with customer expectations, including of higher data volumes and speeds, and to meet the population coverage requirements of certain of the Group’s licences. In Europe, capital expenditure is required to roll out capacity-building next generation 5G and gigabit networks. Outside of Europe, capital expenditure will be required for the continued rollout of current and next generation mobile networks in emerging markets. Capital expenditure includes cash outflows for the purchase of owned property, plant and equipment and computer software. Projected licence and spectrum payments To enable the continued provision of products and services, the cash flow forecasts for licence and spectrum payments for each relevant cash-generating unit include amounts for expected renewals and newly available spectrum. Beyond the five year forecast period, a long-run cost of spectrum is assumed. Long-term growth rate For the purposes of the Group’s value in use calculations, a long‑term growth rate into perpetuity is applied immediately at the end of the five year forecast period and is based on the lower of: - the nominal GDP growth rate forecasts for the country of operation; and - the long-term compound annual growth rate in adjusted EBITDAaL as estimated by management. Long-term compound annual growth rates determined by management may be lower than forecast nominal GDP growth rates due to the following market-specific factors: competitive intensity levels, maturity of business, regulatory environment or sector-specific inflation expectations. Pre-tax discount rate The pre-tax discount rate for each cash-generating unit is derived such that when applied to pre-tax cash flows it gives the same result as when the observable post-tax weighted average cost of capital is applied to post-tax cash flows. The assumptions used to develop discount rates for each cash-generating unit are benchmarked to externally available data. - The risk free rate is derived from an average yield of a ten year bond issued by the government in each cash-generating unit’s respective country of operations; - The forward-looking equity market risk premium (an investor’s required rate of return over and above a risk free rate) is based on studies by independent economists, the long-term average equity market risk premium and the market risk premiums typically used by valuation practitioners; - The asset beta reflecting the systematic risk of the telecommunications segment relative to the market as a whole is determined from betas observed for comparable listed telecommunications companies; and - The region-specific leverage ratios are estimated from ratios observed for comparable listed telecommunications companies. Each cash-generating unit’s discount rate is determined in nominal terms in order to match their nominal estimates of future cash flows. Higher risk free interest rates and lower asset betas have, respectively, increased and decreased the cash-generating unit discount rates in the current year.

155 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 155 VodafoneGroup Plc Annual Report 2024 Yearended31March2024 The Group performsits annual impairment testfor goodwill and indefinite lived intangible assets at 31 March and when there is an indicator of impairment of an asset. At each reporting period date, judgementis exercised by managementin determiningwhether any internal or external sources of information observed are indicative thatthe carrying amount of any of the Group’s cash generating unitsis notrecoverable. Refer to note 7 for cash-generating unitsrecognised as'Discontinued operations and assets held forsale' in the current year. Climatechange As a large owner of infrastructure and consumer of energy, the Group has exposure to climate change related riskssuch as energy costincreases, asset damage and service disruption. The long range plans used in the Group’simpairmenttesting include forecast energy costs and other costs that are embedded in the planning processto deliver the Group’s zero carbon targets. The long range plans also include capital expenditure in relation to the Group’s use of durable and energy efficientinfrastructure and the costs of the Group’s extensive and ongoing network maintenance programme. Climate change has not had a material impact on the outcome of the Group’simpairmenttesting. Indus Towers Limited Management determinesthe recoverable amount of the Group’sinvestment in Indus Towers on a fair value less coststo sell basis. Indus Towers’ share price is observable in a quotedmarket and is considered a level 1 input under the IFRS 13 fair value hierarchy. The share price of INR 291.15 pershare implied a recoverable amount of INR 165 billion (€1.8 billion),which exceedsthe carrying value ofthe Group’sinvestment atthe same date. The increase in recoverable amountsupportsthe reversal of the prior year impairment of €64 million. Valueinuse assumptions The table below shows key assumptions used in the value in use calculation for Germany asits carrying amount of goodwill issignificantin comparison with the Group’stotal carrying amount of goodwill: Assumptions used in value in use calculations Germany % Pre-tax discount rate 8.3 Long-term growth rate 1.0 Projected adjusted EBITDAaL CAGR1 2.4 Projected capital expenditure2 17.4-19.9 Sensitivity analysis The estimated recoverable amounts of the Group’s operationsin Germany and the UK exceed their carrying values by €2.3 billion and €1.6 billion respectively. If the assumptions used in the impairmentreview were changed to a greater extentthan as presented in the following table, the changeswould, in isolation, lead to an impairmentloss being recognised for the year ended 31 March 2024. Change required for carrying value to equal recoverable amount Germany UK pps pps Pre-tax discount rate 0.5 2.2 Long-term growth rate (0.4) (2.1) Projected adjusted EBITDAaL CAGR1 (1.2) (2.9) Projected capital expenditure2 3.9 4.9 Notes: 1 Projected adjusted EBITDAaL CAGR is expressed asthe compound annual growth ratesin the initial five yearsfor all cash-generating units ofthe plans used forimpairmenttesting. 2 Projected capital expenditure,which excludeslicences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five yearsfor all cash-generating units ofthe plans used forimpairmenttesting. Notes tothe consolidated financial statements (continued) 154 VodafoneGroup Plc Annual Report 2024 2020 4.Impairmentlosses(continued) Keyassumptionsusedinthevalueinusecalculations The key assumptions used in determining the value in use are: Assumption How determined Projected adjusted EBITDAaL Projected adjusted EBITDAaL has been based on past experience adjusted for the following: - In Europe, mobile revenue is expected to benefit from increased usage as customers transition to higher data bundles, and new consumer and business products and services are introduced. Fixed revenue is forecast to grow as penetration is increased and more products and services are sold to customers; - Outside of Europe, revenue is expected to continue to grow as the penetration of faster data-enabled devices rises along with higher data bundle attachment rates, and new products and services are introduced; and - Margins are expected to be impacted by negative factors such as the cost of acquiring and retaining customers in increasingly competitive markets and by positive factors such as the efficiencies expected from the implementation of Group initiatives. Projected capital expenditure The cash flow forecasts for capital expenditure are based on past experience and include the ongoing capital expenditure required to maintain our networks, provide products and services in line with customer expectations, including of higher data volumes and speeds, and to meet the population coverage requirements of certain of the Group’s licences. In Europe, capital expenditure is required to roll out capacity-building next generation 5G and gigabit networks. Outside of Europe, capital expenditure will be required for the continued rollout of current and next generation mobile networks in emerging markets. Capital expenditure includes cash outflows for the purchase of owned property, plant and equipment and computer software. Projected licence and spectrum payments To enable the continued provision of products and services, the cash flow forecasts for licence and spectrum payments for each relevant cash-generating unit include amounts for expected renewals and newly available spectrum. Beyond the five year forecast period, a long-run cost of spectrum is assumed. Long-term growth rate For the purposes of the Group’s value in use calculations, a long‑term growth rate into perpetuity is applied immediately at the end of the five year forecast period and is based on the lower of: - the nominal GDP growth rate forecasts for the country of operation; and - the long-term compound annual growth rate in adjusted EBITDAaL as estimated by management. Long-term compound annual growth rates determined by management may be lower than forecast nominal GDP growth rates due to the following market-specific factors: competitive intensity levels, maturity of business, regulatory environment or sector-specific inflation expectations. Pre-tax discount rate The pre-tax discount rate for each cash-generating unit is derived such that when applied to pre-tax cash flows it gives the same result as when the observable post-tax weighted average cost of capital is applied to post-tax cash flows. The assumptions used to develop discount rates for each cash-generating unit are benchmarked to externally available data. - The risk free rate is derived from an average yield of a ten year bond issued by the government in each cash-generating unit’s respective country of operations; - The forward-looking equity market risk premium (an investor’s required rate of return over and above a risk free rate) is based on studies by independent economists, the long-term average equity market risk premium and the market risk premiums typically used by valuation practitioners; - The asset beta reflecting the systematic risk of the telecommunications segment relative to the market as a whole is determined from betas observed for comparable listed telecommunications companies; and - The region-specific leverage ratios are estimated from ratios observed for comparable listed telecommunications companies. Each cash-generating unit’s discount rate is determined in nominal terms in order to match their nominal estimates of future cash flows. Higher risk free interest rates and lower asset betas have, respectively, increased and decreased the cash-generating unit discount rates in the current year.

156 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 156 VodafoneGroup Plc Annual Report 2024 2020 4.Impairmentlosses(continued) Yearended31March2023 The disclosures below for the year ended 31 March 2023 are as previously disclosed in the 31 March 2023 Annual Report. The Group performsits annual impairmenttest for goodwill and indefinite lived intangible assets at 31 March and when there is an indicator of impairment of an asset. At each reporting period date judgementis exercised bymanagement in determiningwhether any internal or external sources of information observed are indicative thatthe carrying amount of any of the Group’s cash generating unitsis notrecoverable. Climate change As a large owner of infrastructure and consumer of energy, the Group has exposure to climate change related riskssuch as energy costincreases, asset damage and service disruption. The long range plans used in the Group’simpairmenttesting include forecast energy costs and other costs that are embedded in the planning processto deliver the Group’s zero carbon targets. The long range plans also include capital expenditure in relation to the Group’s use of durable and energy efficientinfrastructure and the costs of the Group’s extensive and ongoing network maintenance programme. Climate change has not had a material impact on the outcome of the Group’simpairmenttesting. Indus Towers Limited The Group’sinvestmentin Indus Towerswastested for impairment at 31 March 2023 following a decline in Indus Towers’ quoted share price in the current year. Management concluded thatfair value less coststo sell isthe appropriate basisto determine the recoverable amount of the Group’s investment. Indus Towers’share price is observable in a quoted market and is considered a level 1 input under the IFRS 13 fair value hierarchy. The share price of INR 143.00 pershare implied a recoverable amount of INR 81 billion (€0.9 billion) which waslower than the carrying value of the investment atthe same date. An impairment charge of €64 million wasrecognised to reduce the carrying value of the Group’sinvestmentto the recoverable amountin the Group’s consolidated statement of financial position. Valueinuse assumptions The table below shows key assumptions used in the value in use calculations, and separately presented cash-generating unitsfor which the carrying amount of goodwill issignificantin comparison with the Group’stotal carrying amount of goodwill: Assumptions used in value in use calculations Germany Italy % % Pre-tax discount rate 7.8 8.9 Long-term growth rate 0.6 1.5 Projected adjusted EBITDAaL CAGR1 1.8 1.0 Projected capital expenditure2 19.4-19.8 16.5-17.9 Sensitivity analysis The estimated recoverable amounts of the Group’s operationsin Germany, Italy, the UK, and Spain exceed their carrying values by €3.2 billion, €0.2 billion, €1.3 billion, and €0.4 billion respectively. If the assumptions used in the impairmentreview were changed to a greater extentthan as presented in the following table, the changes would, in isolation, lead to an impairmentloss being recognised for the year ended 31 March 2023. Change required for carrying value to equal recoverable amount Germany Italy UK Spain pps pps pps pps Pre-tax discount rate 0.6 0.2 1.6 0.5 Long-term growth rate (0.6) (0.2) (1.9) (0.6) Projected adjusted EBITDAaL CAGR1 (1.8) (0.5) (4.1) (1.5) Projected capital expenditure2 5.5 0.9 4.2 2.2 Notes: 1 Projected adjusted EBITDAaL CAGR is expressed asthe compound annual growth ratesin the initial five yearsfor all cash-generating units ofthe plans used forimpairmenttesting. 2 Projected capital expenditure,which excludeslicences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five yearsfor all cash-generating units ofthe plans used forimpairmenttesting. For the Group’s operationsin Italy and Spain management has prepared the following sensitivity analysisfor changesin pre-tax discountrate and projected adjusted EBITDAaL CAGR1 assumptions. The associated impact of the change in each key assumption does not consider any consequential impact on other assumptions used in the impairmentreview. Recoverable amount less carrying value Italy Spain €bn €bn Base case as at 31 March 2023 0.2 0.4 Change in pre-tax discount rate Decrease by 1pps 1.4 1.3 Increase by 1pps (0.8) (0.3) Change in projected adjusted EBITDAaL CAGR1 Decrease by 5pps (1.6) (0.8) Increase by 5pps 2.3 1.8 Note: 1 Projected adjusted EBITDAaL CAGR is expressed asthe compound annual growth ratesin the initial five yearsfor all cash-generating units ofthe plans used forimpairmenttesting.

157 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 157 VodafoneGroup Plc Annual Report 2024 Yearended31March2022 The disclosures below for the year ended 31 March 2022 are as previously disclosed in the 31 March 2022 Annual Report. The Group performsits annual impairment testfor goodwill and indefinite lived intangible assets at 31 March and when there is an indicator of impairment of an asset. At each reporting period date judgementis exercised bymanagementin determiningwhether any internal or external sources of information observed are indicative thatthe carrying amount of any of the Group’s cash-generating unitsis notrecoverable. As a large owner of infrastructure and consumer of energy, the Group has exposure to climate change related riskssuch as energy costincreases, asset damage and service disruption. The long range plans used in the Group’simpairmenttesting include forecast energy costs and other costs that are embedded in the planning processto deliver the Group’s zero carbon targets. The long range plans also include capital expenditure in relation to the Group’s use of durable and energy efficientinfrastructure and the costs of the Group’s extensive and ongoing network maintenance programme. Furthermore, the Group will continue to develop strong reactive initiativestomanage the unpredictable impacts of future climate-related risks. Climate change, therefore, has not had a material impact on the outcome of the Group’simpairment testing and the Groupwill continue to refine its approach tomodelling climate-related risks and opportunitiesin the value in use calculations. Asthe war in Ukraine continues, itis challenging to predictthe full extent and duration of itsimpact on the economy and the Group’s businesses. However, to assess a potential impact of this on the Group’simpairmenttesting, management prepared scenario analysis based on adjustmentsto the long range plansfor high level estimates of marketrisksimpacted by the war. This analysis did notindicate a risk of impairment at 31 March 2022. Managementwill update the cash flows and assumptions used in the Group’simpairmenttesting atfuture reporting dateswith latest best estimates. No impairmentswere recognised for the Group’s cash-generating units during the year to 31 March 2022. Valueinuse assumptions The table below shows key assumptions used in the value in use calculations, and separately presented cash-generating unitsfor which the carrying amount of goodwill issignificantin comparison with the Group’stotal carrying amount of goodwill: Assumptions used in value in use calculations Germany Italy Vantage Towers Germany Other % % % % Pre-tax discount rate 7.4 9.3 6.1 6.2-22.5 Long-term growth rate 0.5 1.5 1.5 1.0-8.9 Projected adjusted EBITDAaL CAGR1 (0.1) (0.2) 11.0 (5.4)-13.0 Projected capital expenditure2 19.6-21.8 15.0-16.3 32.0-62.1 10.0-51.4 Notes: 1 Projected adjusted EBITDAaL CAGR is expressed asthe compound annual growth ratesin the initial five yearsfor all cash-generating units ofthe plans used forimpairmenttesting. Forthe purposes ofthis disclosure, Italy’s adjusted EBITDAaL forthe year ended 31 March 2022 excludesthe TIM settlement. 2 Projected capital expenditure,which excludeslicences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five yearsfor all cash-generating units ofthe plans used forimpairmenttesting. Sensitivity analysis The estimated recoverable amounts of the Group’s operationsin Germany, Italy, the UK and Spain exceed their carrying values by €7.3 billion, €0.4 billion, €1.3 billion and €0.1 billion respectively. However, if the assumptions used in the impairmentreviewwere changed to a greater extentthan as presented in the following table, the changeswould, in isolation, lead to an impairmentloss being recognised for the year ended 31 March 2022. Change required for carrying value to equal recoverable amount Germany Italy UK Spain pps pps pps pps Pre-tax discount rate 1.4 0.3 1.3 0.1 Long-term growth rate (1.4) (0.3) (1.5) (0.1) Projected adjusted EBITDAaL CAGR1 (4.1) (0.9) (3.1) (0.4) Projected capital expenditure2 12.6 1.8 4.3 0.5 Notes tothe consolidated financial statements (continued) 156 VodafoneGroup Plc Annual Report 2024 2020 4.Impairmentlosses(continued) Yearended31March2023 The disclosures below for the year ended 31 March 2023 are as previously disclosed in the 31 March 2023 Annual Report. The Group performsits annual impairmenttest for goodwill and indefinite lived intangible assets at 31 March and when there is an indicator of impairment of an asset. At each reporting period date judgementis exercised bymanagement in determiningwhether any internal or external sources of information observed are indicative thatthe carrying amount of any of the Group’s cash generating unitsis notrecoverable. Climate change As a large owner of infrastructure and consumer of energy, the Group has exposure to climate change related riskssuch as energy costincreases, asset damage and service disruption. The long range plans used in the Group’simpairmenttesting include forecast energy costs and other costs that are embedded in the planning processto deliver the Group’s zero carbon targets. The long range plans also include capital expenditure in relation to the Group’s use of durable and energy efficientinfrastructure and the costs of the Group’s extensive and ongoing network maintenance programme. Climate change has not had a material impact on the outcome of the Group’simpairmenttesting. Indus Towers Limited The Group’sinvestmentin Indus Towerswastested for impairment at 31 March 2023 following a decline in Indus Towers’ quoted share price in the current year. Management concluded thatfair value less coststo sell isthe appropriate basisto determine the recoverable amount of the Group’s investment. Indus Towers’share price is observable in a quoted market and is considered a level 1 input under the IFRS 13 fair value hierarchy. The share price of INR 143.00 pershare implied a recoverable amount of INR 81 billion (€0.9 billion) which waslower than the carrying value of the investment atthe same date. An impairment charge of €64 million wasrecognised to reduce the carrying value of the Group’sinvestmentto the recoverable amountin the Group’s consolidated statement of financial position. Valueinuse assumptions The table below shows key assumptions used in the value in use calculations, and separately presented cash-generating unitsfor which the carrying amount of goodwill issignificantin comparison with the Group’stotal carrying amount of goodwill: Assumptions used in value in use calculations Germany Italy % % Pre-tax discount rate 7.8 8.9 Long-term growth rate 0.6 1.5 Projected adjusted EBITDAaL CAGR1 1.8 1.0 Projected capital expenditure2 19.4-19.8 16.5-17.9 Sensitivity analysis The estimated recoverable amounts of the Group’s operationsin Germany, Italy, the UK, and Spain exceed their carrying values by €3.2 billion, €0.2 billion, €1.3 billion, and €0.4 billion respectively. If the assumptions used in the impairmentreview were changed to a greater extentthan as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2023. Change required for carrying value to equal recoverable amount Germany Italy UK Spain pps pps pps pps Pre-tax discount rate 0.6 0.2 1.6 0.5 Long-term growth rate (0.6) (0.2) (1.9) (0.6) Projected adjusted EBITDAaL CAGR1 (1.8) (0.5) (4.1) (1.5) Projected capital expenditure2 5.5 0.9 4.2 2.2 Notes: 1 Projected adjusted EBITDAaL CAGR is expressed asthe compound annual growth ratesin the initial five yearsfor all cash-generating units ofthe plans used forimpairmenttesting. 2 Projected capital expenditure,which excludeslicences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five yearsfor all cash-generating units ofthe plans used forimpairmenttesting. For the Group’s operationsin Italy and Spain management has prepared the following sensitivity analysisfor changesin pre-tax discountrate and projected adjusted EBITDAaL CAGR1 assumptions. The associated impact of the change in each key assumption does not consider any consequential impact on other assumptions used in the impairmentreview. Recoverable amount less carrying value Italy Spain €bn €bn Base case as at 31 March 2023 0.2 0.4 Change in pre-tax discount rate Decrease by 1pps 1.4 1.3 Increase by 1pps (0.8) (0.3) Change in projected adjusted EBITDAaL CAGR1 Decrease by 5pps (1.6) (0.8) Increase by 5pps 2.3 1.8 Note: 1 Projected adjusted EBITDAaL CAGR is expressed asthe compound annual growth ratesin the initial five yearsfor all cash-generating units ofthe plans used forimpairmenttesting.

158 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 158 VodafoneGroup Plc Annual Report 2024 2020 4.Impairmentlosses(continued) For the Group’s operationsin Germany, Italy, the UK and Spain management has considered the following reasonably possible changesin pre-tax discount rate, long-termgrowth rate and projected adjusted EBITDAaL CAGR1 assumptions, leaving all other assumptions unchanged. The sensitivity analysis presented is prepared on the basisthatthe reasonably possible change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. The associated impact on the impairment assessmentis presented in the table below. Management has concluded that no reasonably possible or foreseeable change in projected capital expenditure2 would cause the difference between the carrying value and recoverable amount for any cash generating unitto be materially differentto the base case disclosed below. Recoverable amount less carrying value Germany Italy UK Spain €bn €bn €bn €bn Base case as at 31 March 2022 7.3 0.4 1.3 0.1 Change in pre-tax discount rate Decrease by 1pps 14.9 1.7 2.8 1.0 Increase by 1pps 1.7 (0.7) 0.3 (0.6) Change in long-term growth rate Decrease by 1pps 1.6 (0.6) 0.4 (0.5) Increase by 1pps 15.6 1.7 2.8 0.9 Change in projected adjusted EBITDAaL CAGR1 Decrease by 5pps (1.4) (1.6) (0.7) (1.1) Increase by 5pps 17.9 2.8 3.8 1.5 Notes: 1 Projected adjusted EBITDAaL CAGR is expressed asthe compound annual growth ratesin the initial five yearsfor all cash-generating units ofthe plans used forimpairmenttesting. Forthe purposes ofthis disclosure, Italy’s adjusted EBITDAaL forthe year ended 31 March 2022 excludesthe TIM settlement. 2 Projected capital expenditure,which excludeslicences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five yearsfor all cash-generating units ofthe plans used forimpairmenttesting. 5.Investmentincome andfinancingcosts Investment income comprisesinterest received from short-term investments and other receivables. Financing costs mainly arise from interest due on bonds and commercial paper issued, bank loans and the results of hedging transactions used tomanage foreign exchange and interest ratemovements. Re-presented1 Re-presented1 2024 2023 2022 €m €m €m Investment income Financial assets measured at amortised cost 327 196 246 Financial assets measured at fair value through profit and loss 254 36 5 581 232 251 Financing costs Financial liabilities measured at amortised cost Bonds 1,596 1,711 1,546 Lease liabilities 440 355 320 Bank loans and other liabilities2 712 392 425 Interest on derivatives (395) (561) (428) Mark-to-market on derivatives 100 (423) (341) Financial assets measured at fair value through profit and loss – – 36 Foreign exchange 173 135 284 2,626 1,609 1,842 Net financing costs 2,045 1,377 1,591 Notes: 1 The resultsforthe years ended 31March 2023 and 31 March 2022 have been re-presented to reflectthat the results of Vodafone Spain and Vodafone Italy are nowreported as discontinued operations. See note 7 ‘Discontinued operations and assets held forsale’ formore information. 2 Interest capitalised forthe year ended 31 March 2024was €nil (2023: €5million, 2022: €17million).

159 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 159 VodafoneGroup Plc Annual Report 2024 6.Taxation This note explains how our Group tax charge arises. The deferred taxsection ofthe note also providesinformation on our expected future tax charges and sets out the tax assets held acrossthe Group together with our view onwhether or notwe expect to be able tomake use ofthese in the future. Accountingpolicies Income tax expense representsthe sum of current and deferred taxes. Currenttax payable or recoverable is based on taxable profitfor the year. Taxable profit differsfrom profit asreported in the consolidated income statement because some items of income or expense are taxable or deductible in different years or may never be taxable or deductible. The Group’s liability for currenttaxis calculated using taxrates and lawsthat have been enacted orsubstantively enacted by the reporting period date. The Group recognises provisionsfor uncertain tax positionswhen the Group has a present obligation as a result of a past event and management judge thatitis probable thatthere will be a future outflow of economic benefitsfrom the Group to settle the obligation. Uncertain tax positions are assessed and measured on an issue by issue basiswithin the jurisdictionsthatwe operate either using management’s estimate of the most likely outcome where the issues are binary, or the expected value approach where the issues have a range of possible outcomes. The Group recognises interest on late paid taxes as part of financing costs, and, if applicable, classifiestax penalties as part of the income tax expense if the penalties are based on profits. Deferred taxisthe tax expected to be payable or recoverable in the future arising from temporary differences between the carrying amounts of assets and liabilitiesin the financialstatements and the corresponding tax bases used in the computation of taxable profit. Itis accounted for using the statement of financial position liability method. Deferred taxliabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extentthatitis probable thattemporary differences or taxable profitswill be available againstwhich deductible temporary differences can be utilised. Such assets and liabilities are notrecognised if the temporary difference, or nettemporary difference in a transaction that givesrise to both taxable and deductible temporary differences, arising from the initialrecognition (other than in a business combination) of assets and liabilitiesin a transaction that affects neither the taxable profit nor the accounting profit. Deferred taxliabilities are notrecognised to the extentthey arise from the initialrecognition of non-tax deductible goodwill. Deferred taxliabilities are recognised for taxable temporary differences arising on investmentsin subsidiaries and associates, and interestsin joint arrangements, exceptwhere the Group is able to control the reversal of the temporary difference and itis probable thatthe temporary difference will notreverse in the foreseeable future. The carrying amount of deferred tax assetsisreviewed at each reporting period date and adjusted to reflect changesin the Group’s assessment that sufficienttaxable profitswill be available to allowall of the recognised asset to be recovered. Deferred taxis calculated atthe taxratesthat are expected to apply in the periodswhen the liability issettled or the assetrealised, based on taxrates that have been enacted orsubstantively enacted by the reporting period date. Tax assets and liabilities are offsetwhen there is a legally enforceable right to set off currenttax assets against current taxliabilities and when they either relate to income taxeslevied by the same taxation authority on either the same taxable entity or on different taxable entitieswhich intend to settle the currenttax assets and liabilities on a net basis. Taxis charged or credited to the income statement, exceptwhen itrelatesto items charged or credited to other comprehensive income or directly to equity, in which case the taxisrecognised in other comprehensive income or in equity. Income tax expense Re-presented1 Re-presented1 2024 2023 2022 €m €m €m United Kingdom corporation tax expense: Current year 70 4 22 Adjustments in respect of prior years 1 4 17 71 8 39 Overseas current tax expense/(credit): Current year 670 924 975 Adjustments in respect of prior years 25 (26) 78 695 898 1,053 Total current tax expense 766 906 1,092 Deferred tax on origination and reversal of temporary differences: United Kingdom deferred tax (36) (71) (791) Overseas deferred tax (680) (343) 1,260 Total deferred tax (credit)/expense (716) (414) 469 Total income tax expense 50 492 1,561 Note: 1 The resultsforthe years ended 31March 2023 and 31 March 2022 have been re-presented to reflectthatthe results of Vodafone Spain and Vodafone Italy are nowreported as discontinued operations. See note 7 ‘Discontinued operations and assets held forsale’ formore information. Notes tothe consolidated financial statements (continued) 158 VodafoneGroup Plc Annual Report 2024 2020 4.Impairmentlosses(continued) For the Group’s operationsin Germany, Italy, the UK and Spain management has considered the following reasonably possible changesin pre-tax discount rate, long-termgrowth rate and projected adjusted EBITDAaL CAGR1 assumptions, leaving all other assumptions unchanged. The sensitivity analysis presented is prepared on the basisthatthe reasonably possible change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. The associated impact on the impairment assessmentis presented in the table below. Management has concluded that no reasonably possible or foreseeable change in projected capital expenditure2 would cause the difference between the carrying value and recoverable amount for any cash generating unitto be materially differentto the base case disclosed below. Recoverable amount less carrying value Germany Italy UK Spain €bn €bn €bn €bn Base case as at 31 March 2022 7.3 0.4 1.3 0.1 Change in pre-tax discount rate Decrease by 1pps 14.9 1.7 2.8 1.0 Increase by 1pps 1.7 (0.7) 0.3 (0.6) Change in long-term growth rate Decrease by 1pps 1.6 (0.6) 0.4 (0.5) Increase by 1pps 15.6 1.7 2.8 0.9 Change in projected adjusted EBITDAaL CAGR1 Decrease by 5pps (1.4) (1.6) (0.7) (1.1) Increase by 5pps 17.9 2.8 3.8 1.5 Notes: 1 Projected adjusted EBITDAaL CAGR is expressed asthe compound annual growth ratesin the initial five yearsfor all cash-generating units ofthe plans used forimpairmenttesting. Forthe purposes ofthis disclosure, Italy’s adjusted EBITDAaL forthe year ended 31 March 2022 excludesthe TIM settlement. 2 Projected capital expenditure,which excludeslicences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five yearsfor all cash-generating units ofthe plans used forimpairmenttesting. 5.Investmentincome andfinancingcosts Investment income comprisesinterest received from short-term investments and other receivables. Financing costs mainly arise from interest due on bonds and commercial paper issued, bank loans and the results of hedging transactions used tomanage foreign exchange and interest ratemovements. Re-presented1 Re-presented1 2024 2023 2022 €m €m €m Investment income Financial assets measured at amortised cost 327 196 246 Financial assets measured at fair value through profit and loss 254 36 5 581 232 251 Financing costs Financial liabilities measured at amortised cost Bonds 1,596 1,711 1,546 Lease liabilities 440 355 320 Bank loans and other liabilities2 712 392 425 Interest on derivatives (395) (561) (428) Mark-to-market on derivatives 100 (423) (341) Financial assets measured at fair value through profit and loss – – 36 Foreign exchange 173 135 284 2,626 1,609 1,842 Net financing costs 2,045 1,377 1,591 Notes: 1 The resultsforthe years ended 31March 2023 and 31 March 2022 have been re-presented to reflectthat the results of Vodafone Spain and Vodafone Italy are nowreported as discontinued operations. See note 7 ‘Discontinued operations and assets held forsale’ formore information. 2 Interest capitalised forthe year ended 31 March 2024was €nil (2023: €5million, 2022: €17million).

160 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 160 VodafoneGroup Plc Annual Report 2024 2020 6.Taxation(continued) Tax (credited)/charged directly to other comprehensive income Re-presented1 Re-presented1 2024 2023 2022 €m €m €m Current tax 2 3 – Deferred tax (579) 305 638 Total tax (credited)/charged directly to other comprehensive income (577) 308 638 Tax charged directly to equity Re-presented1 Re-presented1 2024 2023 2022 €m €m €m Deferred tax 4 7 – Total tax charged directly to equity 4 7 – Factors affecting the tax expense for the year The table below explains the differences between the expected tax expense, being the aggregate of the Group’s geographical split of profits multiplied by the relevant local tax rates and the Group’s total tax expense for each year. Re-presented1 Re-presented1 2024 2023 2022 €m €m €m Continuing profit before tax as shown in the consolidated income statement 1,620 13,074 4,149 Profit at weighted average statutory tax rate 363 2,787 1,298 Impairment loss with no tax effect – 18 – Disposal of Group investments2 174 (1,718) (8) Effect of taxation of associates and joint ventures, reported within profit before tax 23 (125) (111) Deferred tax (credit)/charge following revaluation of investments in Luxembourg – (393) 1,455 Previously unrecognised temporary differences and losses we expect to use in the future3 (1,021) (16) (708) Previously recognised temporary differences and losses we no longer expect to use in the future – – 74 Current year temporary differences (including losses) that we currently do not expect to use 84 81 28 Adjustments in respect of prior year tax liabilities 89 (29) 10 Impact of tax credits and irrecoverable taxes 147 80 73 Deferred tax on overseas earnings 1 (6) 2 Effect of current year changes in statutory tax rates on deferred tax balances4 (19) 35 (667) Financing costs and similar not deductible/(taxable) for tax purposes 214 (27) 46 Revaluation of assets for tax purposes in Turkey and Italy5 (65) (338) (84) Expenses not deductible for tax purposes 60 143 153 Income tax expense 50 492 1,561 Notes: 1 The resultsforthe years ended 31March 2023 and 31 March 2022 have been re-presented to reflectthat the results of Vodafone Spain and Vodafone Italy are nowreported as discontinued operations. See note 7 ‘Discontinued operations and assets held forsale’ formore information. 2 The amountfor 2024 includes €110 million oftaxrelating to income ofthe continuing Group presented inDiscontinuedOperations, €37million in relation to the disposal of M-Pesa Holding Company Limited and €30 million in relation to the Vantage Towers disposal. The amountfor 2023 relatesto the disposal of Vantage Towersinto a joint venture and the tax exempt disposals of Vodafone Hungary and Vodafone Ghana. See note 27 ‘Acquisitions and disposals’. 3 The amountin 2024 includes €1,019 million of additional lossesrecognised in Luxembourg (see below). 4 The amountfor 2022 includesthe increase in futureUK taxrate to 25%. 5 The amountsfor 2024 and 2023 relate to inflation adjustmentsin Turkey. The amountfor 2022 relatesto step up of assetsfortax purposesin Italy and Turkey.

161 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 161 VodafoneGroup Plc Annual Report 2024 Deferred tax Analysis of movements in the net deferred tax asset balance during the year: 2024 2023 €m €m 1 April 18,545 18,569 Adjustment relating to assets Held for Sale (422) – Foreign exchange movements (32) (59) Credited to the income statement1 716 425 Charged directly to OCI 579 (304) Charged directly to equity (4) (6) Indexation of the opening balance in respect of hyperinflation accounting in Turkey 96 (191) Arising on acquisitions and disposals – 111 31 March 19,478 18,545 Deferred tax assets and liabilities, before offset of balances within countries, are as follows: Amount Net credited/ recognised (expensed) Gross Gross Less deferred tax in income deferred deferred tax amounts asset/ statement tax asset liability unrecognised (liability) €m €m €m €m €m Tangible assets (176) 2,656 (1,174) 10 1,492 Intangible assets 354 367 (1,177) 11 (799) Tax losses 455 32,830 – (14,051) 18,779 Treasury related items 19 594 (138) (569) (113) Temporary differences relating to revenue recognition (61) 2 (677) – (675) Temporary differences relating to leases (16) 1,576 (1,354) – 222 Other temporary differences 141 892 (306) (14) 572 31 March 20242 716 38,917 (4,826) (14,613) 19,478 Analysed in the balance sheet, after offset of balances within countries, as: €m Deferred tax asset 20,177 Deferred tax liability (699) 31 March 20242 19,478 At 31 March 2023, deferred tax assets and liabilities, before offset of balances within countries, were as follows: Amount Net credited/ recognised (expensed) Gross Gross Less deferred tax in income deferred deferred tax amounts asset/ statement tax asset liability unrecognised (liability) €m €m €m €m €m Tangible assets 136 2,761 (1,426) (47) 1,288 Intangible assets 324 630 (1,495) 15 (850) Tax losses (78) 28,035 – (9,540) 18,495 Treasury related items 2 623 (717) (588) (682) Temporary differences relating to revenue recognition (40) 19 (705) – (686) Temporary differences relating to leases 216 1,482 (1,054) (30) 398 Other temporary differences (135) 938 (296) (60) 582 31 March 20232 425 34,488 (5,693) (10,250) 18,545 At 31 March 2023, analysed in the balance sheet, after offset of balances within countries, as: €m Deferred tax asset 19,316 Deferred tax liability (771) 31 March 20232 18,545 Notes: 1 €11 million in the year ended 31 March 2023 isin relation to discontinued operations 2 The Group does not discount deferred tax assets. Thisisin accordancewith IAS 12. Notes tothe consolidated financial statements (continued) 160 VodafoneGroup Plc Annual Report 2024 2020 6.Taxation(continued) Tax (credited)/charged directly to other comprehensive income Re-presented1 Re-presented1 2024 2023 2022 €m €m €m Current tax 2 3 – Deferred tax (579) 305 638 Total tax (credited)/charged directly to other comprehensive income (577) 308 638 Tax charged directly to equity Re-presented1 Re-presented1 2024 2023 2022 €m €m €m Deferred tax 4 7 – Total tax charged directly to equity 4 7 – Factors affecting the tax expense for the year The table below explains the differences between the expected tax expense, being the aggregate of the Group’s geographical split of profits multiplied by the relevant local tax rates and the Group’s total tax expense for each year. Re-presented1 Re-presented1 2024 2023 2022 €m €m €m Continuing profit before tax as shown in the consolidated income statement 1,620 13,074 4,149 Profit at weighted average statutory tax rate 363 2,787 1,298 Impairment loss with no tax effect – 18 – Disposal of Group investments2 174 (1,718) (8) Effect of taxation of associates and joint ventures, reported within profit before tax 23 (125) (111) Deferred tax (credit)/charge following revaluation of investments in Luxembourg – (393) 1,455 Previously unrecognised temporary differences and losses we expect to use in the future3 (1,021) (16) (708) Previously recognised temporary differences and losses we no longer expect to use in the future – – 74 Current year temporary differences (including losses) that we currently do not expect to use 84 81 28 Adjustments in respect of prior year tax liabilities 89 (29) 10 Impact of tax credits and irrecoverable taxes 147 80 73 Deferred tax on overseas earnings 1 (6) 2 Effect of current year changes in statutory tax rates on deferred tax balances4 (19) 35 (667) Financing costs and similar not deductible/(taxable) for tax purposes 214 (27) 46 Revaluation of assets for tax purposes in Turkey and Italy5 (65) (338) (84) Expenses not deductible for tax purposes 60 143 153 Income tax expense 50 492 1,561 Notes: 1 The resultsforthe years ended 31March 2023 and 31 March 2022 have been re-presented to reflectthat the results of Vodafone Spain and Vodafone Italy are nowreported as discontinued operations. See note 7 ‘Discontinued operations and assets held forsale’ formore information. 2 The amountfor 2024 includes €110 million oftaxrelating to income ofthe continuing Group presented inDiscontinuedOperations, €37million in relation to the disposal of M-Pesa Holding Company Limited and €30 million in relation to the Vantage Towers disposal. The amountfor 2023 relatesto the disposal of Vantage Towersinto a joint venture and the tax exempt disposals of Vodafone Hungary and Vodafone Ghana. See note 27 ‘Acquisitions and disposals’. 3 The amountin 2024 includes €1,019 million of additional lossesrecognised in Luxembourg (see below). 4 The amountfor 2022 includesthe increase in futureUK taxrate to 25%. 5 The amountsfor 2024 and 2023 relate to inflation adjustmentsin Turkey. The amountfor 2022 relatesto step up of assetsfortax purposesin Italy and Turkey.

162 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 162 VodafoneGroup Plc Annual Report 2024 2020 6.Taxation(continued) Factorsaffectingthetax chargeinfutureyears The Group’sfuture tax charge, and effective taxrate, could be affected by several factorsincluding taxreform in countries around the world, including any arising from the OECD’s or European Commission’swork on the taxation of the digital economy and European Commission initiatives such asthe MinimumTax directive, Businessin Europe: Framework for Income Taxation ‘BEFIT’ or as a consequence ofstate aid investigations, future corporate acquisitions and disposals, any restructuring of our businesses and the resolution of open taxissues(see below). The Group isroutinely subjectto audit by tax authoritiesin the territoriesin which it operates. The Group considers each issue on itsmerits and, where appropriate, holds provisionsin respect of the potential taxliability thatmay arise. As at 31 March 2024,the Group holds provisionsforsuch potential liabilities of €445million (2023: €412 million). These provisionsrelate tomultiple issues acrossthe jurisdictionsin which the Group operates. Asthe taximpact of a transaction can be uncertain until a conclusion isreached with the relevanttax authority or through a legal process, the amount ultimately paid may differ materially from the amount accrued and could therefore affectthe Group's overall profitability and cash flowsin future periods. See note 29 ‘Contingentliabilities and legal proceedings’to the consolidated financialstatements. The tables below presentthe gross amount and expiry dates of losses available for carry forward for the year ended 31 March 2024 and the comparative year ended 31 March 2023. Expiring Expiring within beyond 31 March 2024 5 years 6 years Unlimited Total €m €m €m €m Losses for which a deferred tax asset is recognised 20 – 80,224 80,244 Losses for which no deferred tax is recognised 313 15,653 40,378 56,344 333 15,653 120,602 136,588 Expiring Expiring within beyond 31 March 2023 5 years 6 years Unlimited Total €m €m €m €m Losses for which a deferred tax asset is recognised 15 59 78,967 79,041 Losses for which no deferred tax is recognised 306 15,649 18,321 34,276 321 15,708 97,288 113,317 Deferred taxassets onlosses in Luxembourg Included in the table above are losses of €67,016 million (2023: €65,232million) that have arisen in Luxembourg companies. A deferred tax asset of €16,714 million (2023: €16,269million) has been recognised in respect of these losses, aswe conclude itis probable that the Luxembourg entities will continue to generate taxable profitsin the future againstwhich we can utilise these losses. These taxlosses principally arose fromhistorical impairments, primarily following the acquisition of the Mannesmann Group in 2000. These losses also arose prior to the 2017 taxreform in Luxembourg and are available to carry forward indefinitely. Lossesincurred after the 2017 taxreform in Luxembourg, expire after 17 years and can only be used after any pre-existing losses on a first-in-first-out basis. The Luxembourg companies have €15,933 million (2023; €15,925 million) of post-2017 losses, which will fully expire in 16 years. No deferred tax assetisrecognised for these post-2017 losses on the basisthatthey are notforecastto be used prior to the expiry of their 17 year life. We also have €9,136 million (2023: €9,136 million) of Luxembourg lossesin a former Cable& Wireless Worldwide Group company, for which no deferred tax asset has been recognised asitis uncertainwhether these losseswill be utilised. In the year ended 31 March 2024, the Luxembourg companiesrecognised an additional €1,019 million deferred tax assetrelating to losses arising pre-2017, as a result of favourable case lawduring the year. The Luxembourg companies utilised €2,393 million of their pre-2017 lossesin the current year,representing €598 million of the deferred tax asset and 3.6% of the recognised deferred tax asset. The recognition of the €1,019 million additional deferred tax asset has a significant impact on reducing our total tax charge and effective taxrate for the year butis a deferred tax impact and has no immediate cash-taximpact. Following restructuring in December 2022, which saw the Luxembourg companies dispose of their investmentsin the Group’s non-Luxembourg operating companies, the profits and lossesin Luxembourg are no longer expected to be significantly impacted by changesin the value of the Luxembourg companies’ investments. The recovery of the deferred tax assetis expected to be driven by the recurring profits of the Luxembourg companies. These recurring profits are derived from the Group’sinternal financing, centralised procurement, and internationalroaming activities. These activities have consistently generated taxable profits of over €1 billion per annum throughout their existence. The Group hasreviewed the latest five-year forecastsfor the Luxembourg companies, including their ability and the Group’sintention to continue to generate income beyond this period. The forecasts consider the impact of the currentmarket conditions on the existing financing activities, including the current view of future interestrates, levels of intragroup financing, as well asthe future profits generated from the procurement and roaming activities. This assessment also included a review of the commercialstructuressupporting the profits generated from these activities and considered the factors, under the Group’s control, which could impactthe ability of these activitiesto generate taxable profits. We have assessed thatthe current structure continuesto be sustainable under the taxlawssubstantively enacted atthe reporting period date and the Group’sintentionsto keep these activitiesin Luxembourg remains unchanged. Based on the currentforecasts, €3,306 million (20%) (2023: €4,518 million) of the deferred tax assetisforecastto be used within the next 10 years, and €6,344 million (38%) (2023: €8,742 million) used within 20 years. The losses are projected to be fully utilised over the next 52 to 57 years (2023: 35 to 39 years).

163 Vodafone Group Plc 163 Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information VodafoneGroup Plc Annual Report 2024 The increase in the recovery period over the prior year is principally a result of lower forecast interest rates, driving margins down on existing financing activities, and lower internal financing income as the Group right-sizes its portfolio which includes the Group’s announcement of agreements to sell Vodafone Spain and Vodafone Italy (see note 7 ‘Discontinued operations and assets held for sale’). An increase or decrease in the forecast income in Luxembourg in each year of 5%-10% would change the period over which the losses will be fully utilised by 3 to 6 years either way. The Group uses different scenarios to forecast income to understand the impact that a change in interest rates or level of debt advanced by the Luxembourg companies could have on the recovery period of the losses. The Group does not currently recognise deferred tax assets which are forecast to be used 60 years beyond the reporting period date. Any future changes in tax law or the structure of the Group could have a significant effect on the use of the Luxembourg losses, including the period over which these losses can be utilised. On the basis that future changes in tax laws are unknown, the profit forecasts assume that existing tax laws continue. Based on the above factors the Group concludes that it is probable that the Luxembourg companies will continue to generate taxable profits in the future against which it will use these losses. Deferred tax assets in the UK The Group has a recognised deferred tax asset in the UK totalling €2,485 million (2023: €1,809 million) which consists primarily of excess capital allowances, which can be claimed on a reducing balance basis. The net deferred tax asset has increased in 2024, primarily due to a €574 million reduction in an offsetting deferred tax liability in relation to mark-to-market movements on cash-flow hedging in Vodafone Group Plc. The UK tax group consists of the UK operating company along with Common Functions and Group Treasury. The Group has reviewed the latest forecasts for the UK business which incorporate the inherent risks of operating in the telecommunications business. In the period beyond the 5-year forecast we have reviewed the profits inherent in the terminal period and based on these and our expectations for the UK business we believe there should be sufficient taxable profits to utilise 90% of the deferred tax asset balance within 18 years, and 99% within 27 years. The Group has losses amounting to €29,713 million (2023: €2,377 million) in respect of UK subsidiaries which are only available for offset against future capital gains and, due to the UK Substantial Shareholding Exemption rules, we do not believe it is probable we will utilise these losses such that no deferred tax asset has been recognised, as in the prior year. The amount of capital losses grew significantly in 2024 as a result of the strike-off of a number of entities. The entities struck-off consisted of certain holding companies involved in historical M&A activities, such as Vodafone’s acquisition of the Mannesmann Group in 2000. The remaining losses relate to a number of other jurisdictions across the Group. There are also €2,941 million (2023: €2,443 million) of unrecognised temporary differences relating to treasury and other items. Deferred tax assets on losses in Germany The Group has a recognised deferred tax assets of €2,029 million (2023: €2,021 million) in Germany in respect of losses arising primarily on the write down of investments in Germany in 2000. The losses relate to German corporate tax and trade tax liabilities and they do not expire. The Group concluded it is probable that the German business will generate sufficient taxable profits in the future against which we can utilise these losses. The Group has reviewed the latest five -year forecasts for the German business, and the inherent risks of operating in the telecommunications business. In the period beyond the 5-year forecast, the Group has also specifically taken into consideration the implications of the Growth Opportunities Act, substantively enacted in March 2024, which introduces new interest restriction rules applying to both corporate and trade tax, but also an increase in permitted loss utilisation against corporate tax. In combination, these two changes will increase taxable profits against accounting profits and increase loss utilisation. We expect to fully utilise the trade tax losses within 5-6 years, and corporate tax losses within 12-13 years. Deferred tax assets in Italy The Group has a deferred tax asset of €462 million (2023: €425 million), including €295 million (2023: €152 million) relating to tax losses in Italy, which is recognised as part of the held for sale assets and the value at the completion date will transfer with the business. In assessing the recognition position for Italy, the Group has reviewed the latest forecasts for the Italian business which incorporate the unsystematic risks of operating in the telecommunications business. In the period beyond the 5-year forecast we have reviewed the profits inherent in the terminal period and based on these and our expectations for the Italian business we believe it is probable the Italian losses will be fully utilised. Deferred tax assets in Spain The Group recognises deferred tax assets in Spain up to the extent of deferred tax liabilities, with gross unrecognised losses of €5,504 million (2023: €5,130 million). The net €3 million deferred tax liability is recognised as part of the held for sale assets relating to Vodafone Spain and transferred out of the Group, along with the unrecognised tax losses, on completion of the sale of Vodafone Spain on 31 May 2024. Impact of climate risks The recovery of the Group’s deferred tax assets is dependent on its forecasts of future profitability and the climate related risks have been considered in the Group’s assessment of the recovery of those assets (see note 4 ‘Impairment losses’). The Group does not expect the climate related risks to have an impact on the ability of Luxembourg to continue to provide the internal financing, procurement, and roaming activities to other members of the Group. Unremitted earnings No deferred tax liability has been recognised in respect of a further €38,380 million (2023: €26,371 million) of unremitted earnings of subsidiaries because the Group is able to control the timing of the reversal of the temporary difference, and it is probable that such differences will not reverse in the foreseeable future. It is not practicable to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings. Notes tothe consolidated financial statements (continued) 162 VodafoneGroup Plc Annual Report 2024 2020 6.Taxation(continued) Factorsaffectingthetax chargeinfutureyears The Group’sfuture tax charge, and effective taxrate, could be affected by several factorsincluding taxreform in countries around the world, including any arising from the OECD’s or European Commission’swork on the taxation of the digital economy and European Commission initiatives such asthe MinimumTax directive, Businessin Europe: Framework for Income Taxation ‘BEFIT’ or as a consequence ofstate aid investigations, future corporate acquisitions and disposals, any restructuring of our businesses and the resolution of open taxissues(see below). The Group isroutinely subjectto audit by tax authoritiesin the territoriesin which it operates. The Group considers each issue on itsmerits and, where appropriate, holds provisionsin respect of the potential taxliability thatmay arise. As at 31 March 2024,the Group holds provisionsforsuch potential liabilities of €445million (2023: €412 million). These provisionsrelate tomultiple issues acrossthe jurisdictionsin which the Group operates. Asthe taximpact of a transaction can be uncertain until a conclusion isreached with the relevanttax authority or through a legal process, the amount ultimately paid may differ materially from the amount accrued and could therefore affectthe Group's overall profitability and cash flowsin future periods. See note 29 ‘Contingentliabilities and legal proceedings’to the consolidated financialstatements. The tables below presentthe gross amount and expiry dates of losses available for carry forward for the year ended 31 March 2024 and the comparative year ended 31 March 2023. Expiring Expiring within beyond 31 March 2024 5 years 6 years Unlimited Total €m €m €m €m Losses for which a deferred tax asset is recognised 20 – 80,224 80,244 Losses for which no deferred tax is recognised 313 15,653 40,378 56,344 333 15,653 120,602 136,588 Expiring Expiring within beyond 31 March 2023 5 years 6 years Unlimited Total €m €m €m €m Losses for which a deferred tax asset is recognised 15 59 78,967 79,041 Losses for which no deferred tax is recognised 306 15,649 18,321 34,276 321 15,708 97,288 113,317 Deferred taxassets onlosses in Luxembourg Included in the table above are losses of €67,016 million (2023: €65,232million) that have arisen in Luxembourg companies. A deferred tax asset of €16,714 million (2023: €16,269million) has been recognised in respect of these losses, aswe conclude itis probable that the Luxembourg entities will continue to generate taxable profitsin the future againstwhich we can utilise these losses. These taxlosses principally arose fromhistorical impairments, primarily following the acquisition of the Mannesmann Group in 2000. These losses also arose prior to the 2017 taxreform in Luxembourg and are available to carry forward indefinitely. Lossesincurred after the 2017 taxreform in Luxembourg, expire after 17 years and can only be used after any pre-existing losses on a first-in-first-out basis. The Luxembourg companies have €15,933 million (2023; €15,925 million) of post-2017 losses, which will fully expire in 16 years. No deferred tax assetisrecognised for these post-2017 losses on the basisthatthey are notforecastto be used prior to the expiry of their 17 year life. We also have €9,136 million (2023: €9,136 million) of Luxembourg lossesin a former Cable& Wireless Worldwide Group company, for which no deferred tax asset has been recognised asitis uncertainwhether these losseswill be utilised. In the year ended 31 March 2024, the Luxembourg companiesrecognised an additional €1,019 million deferred tax assetrelating to losses arising pre-2017, as a result of favourable case lawduring the year. The Luxembourg companies utilised €2,393 million of their pre-2017 lossesin the current year,representing €598 million of the deferred tax asset and 3.6% of the recognised deferred tax asset. The recognition of the €1,019 million additional deferred tax asset has a significant impact on reducing our total tax charge and effective taxrate for the year butis a deferred tax impact and has no immediate cash-taximpact. Following restructuring in December 2022, which saw the Luxembourg companies dispose of their investmentsin the Group’s non-Luxembourg operating companies, the profits and lossesin Luxembourg are no longer expected to be significantly impacted by changesin the value of the Luxembourg companies’ investments. The recovery of the deferred tax assetis expected to be driven by the recurring profits of the Luxembourg companies. These recurring profits are derived from the Group’sinternal financing, centralised procurement, and internationalroaming activities. These activities have consistently generated taxable profits of over €1 billion per annum throughout their existence. The Group hasreviewed the latest five-year forecastsfor the Luxembourg companies, including their ability and the Group’sintention to continue to generate income beyond this period. The forecasts consider the impact of the currentmarket conditions on the existing financing activities, including the current view of future interest rates, levels of intragroup financing, as well asthe future profits generated from the procurement and roaming activities. This assessment also included a review of the commercialstructuressupporting the profits generated from these activities and considered the factors, under the Group’s control, which could impactthe ability of these activitiesto generate taxable profits. We have assessed thatthe current structure continuesto be sustainable under the taxlawssubstantively enacted atthe reporting period date and the Group’sintentionsto keep these activitiesin Luxembourg remains unchanged. Based on the currentforecasts, €3,306 million (20%) (2023: €4,518 million) of the deferred tax assetisforecastto be used within the next 10 years, and €6,344 million (38%) (2023: €8,742 million) used within 20 years. The losses are projected to be fully utilised over the next 52 to 57 years (2023: 35 to 39 years).

164 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes to the consolidated financial statements (continued) 164 VodafoneGroup Plc Annual Report 2024 6. Taxation (continued) Pillar Two - Global Minimum Tax On 20 June 2023, the UK substantively enacted the Pillar Two global minimum tax model rules (the “Pillar Two” rules) of the OECD’s Inclusive Framework on Base Erosion and Profit Shifting (’BEPS’). The legislation took effect for financial years commencing on or after 1 January 2024, making it effective for the Vodafone Group from 1 April 2024. Under these rules, a top-up tax will arise where the effective tax rate of the Group’s operations in any individual jurisdiction, calculated using principles set out in the Pillar Two legislation, is below 15%. Any resulting tax would be payable by Vodafone Group Plc to the UK tax authority (HMRC) being the Group’s ultimate parent. As a consequence of the Pillar Two rules, many national governments have enacted (or announced the imminent introduction of) domestic minimum tax rules that are closely aligned to the OECD’s Pillar Two model rules. Where such domestic minimum tax rules are in place, they should raise local tax obligations to the 15% minimum rate, thereby eliminating the top-up tax liability otherwise payable by Vodafone Group Plc under the UK’s Pillar Two rules. Vodafone monitors the implementation of such domestic minimum tax rules to ensure compliance with all filing obligations. We have performed an assessment of the Group’s potential exposure to Pillar Two rules based on financial information for the years ended 31 March 2023 and 31 March 2024 and simulated the transitional Safe harbour tests set out by the OECD based on our Country-by-Country reporting data and our consolidated financial statements for 2021, 2022, 2023. According to this assessment, Vodafone should meet one or more Safe harbour tests in the majority of the jurisdictions in which we operate. The Pillar Two effective tax rates in most of the jurisdictions in which the Group operates are above 15%. We estimate that the combined impact of countries implementing qualified domestic minimum top-up taxes and the income inclusion rule in the UK will result in an estimated €9-14 million additional tax per annum, which will not have a significant impact on the Group's Adjusted Effective Tax Rate (‘AETR’). 7. Discontinued operations and assets held for sale The Group classifies certain of its assets that it expects to dispose as either discontinued operations or as held for sale. The Group classifies non-current assets and assets and liabilities within disposal groups (‘assets’) as held for sale if the assets are available immediately for sale in their present condition, management is committed to a plan to sell the assets under usual terms, it is highly probable that their carrying amounts will be recovered principally through a sale transaction rather than through continuing use and the sale is expected to be completed within one year from the date of the initial classification. Assets and liabilities classified as held for sale are presented separately as current items in the consolidated statement of financial position and are measured at the lower of their carrying amount and fair value less costs to sell. Property, plant and equipment and intangible assets are not depreciated or amortised once classified as held for sale. Similarly, equity accounting ceases for associates and joint ventures held for sale. Where operations constitute a separately reportable segment (see note 2 ‘Revenue disaggregation and segmental analysis’) and have been disposed of, or are classified as held for sale, the Group classifies such operations as discontinued. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the Consolidated income statement. Discontinued operations are also excluded from segment reporting. All other notes to the Consolidated financial statements include amounts for continuing operations, unless indicated otherwise. Transactions between the Group's continuing and discontinued operations are eliminated in full in the Consolidated income statement. To the extent that the Group considers that the commercial relationships with discontinued operations will continue post-disposal, transactions are reflected within continuing operations with an opposite charge or credit reflected within the results of discontinued operations resulting in a net nil impact on the Group’s Profit for the financial year for the years presented. Discontinued operations On 31 October 2023, the Group announced that it had entered into binding agreements with Zegona Communications plc (’Zegona’) in relation to the sale of 100% of Vodafone Holdings Europe, S.L.U. (‘Vodafone Spain’). On 15 March 2024, the Group announced that it had entered into a binding agreement with Swisscom AG (‘Swisscom’) in relation to the sale of 100% of Vodafone Italia S.p.A. (’Vodafone Italy’). The expected completion of the disposal is in the first half of 2025. Consequently, the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations and the assets and liabilities of both are presented as held for sale in the consolidated statement of financial position. On 31 May 2024, the Group announced it had completed the sale of Vodafone Spain. See note 33 ‘Subsequent events’. A summary of the results of these discontinued operations is below. 2024 2023 2022 €m €m €m (Loss)/profit for the financial year - Discontinued operations Vodafone Spain (5) (340) (352) Vodafone Italy (60) 93 537 Total (65) (247) 185 (Loss)/earnings per share - Discontinued operations Basic (0.24)c (0.89)c 0.64c Diluted (0.24)c (0.89)c 0.63c

165 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 165 VodafoneGroup Plc Annual Report 2024 Segment analysis of discontinued operations Vodafone Spain The results of discontinued operations in Spain are detailed below. 2024 2023 2022 €m €m €m Revenue 3,773 3,675 3,960 Cost of sales (2,593) (2,959) (3,105) Gross profit 1,180 716 855 Selling and distribution expenses (259) (314) (328) Administrative expenses (435) (575) (772) Net credit losses on financial assets (120) (35) (115) Other expense – (122) – Operating profit/(loss) 366 (330) (360) Investment income 29 16 2 Financing costs (56) (26) (23) Profit/(loss) before taxation 339 (340) (381) Income tax credit 1 – 29 Profit/(loss) after tax of discontinued operations 340 (340) (352) After tax loss on the re-measurement of disposal group (345) – – Loss for the financial year from discontinued operations (5) (340) (352) Total comprehensive expense for the financial year from discontinued operations Attributable to owners of the parent (5) (340) (352) On 31 May 2024, the Group announced it had completed the sale of Vodafone Holdings Europe, S.L.U. (‘Vodafone Spain’) to Zegona Communications plc (‘Zegona’) for €4.1 billion in cash (subject to closing accounts adjustments) and €0.9 billion in the form of Redeemable Preference Shares (‘RPS’). The RPS will be issued to Vodafone by a newly created entity, which will subscribe for new ordinary shares in Zegona for an amount, based on the issue price for Zegona's equity raise, that is equivalent to the amount of RPS being subscribed for by Vodafone. The RPS will be redeemed 6 years after completion, or earlier following a material liquidity event or exit for Zegona that releases funds to its shareholders. A proportion of the consideration is related to future services to be provided by the Group to Zegona. For the year ended 31 March 2024, the Group recorded a non-cash charge of €345 million (pre and post-tax), included in discontinued operations, as a result of the re-measurement of Vodafone Spain to its fair value less costs to sell. The charge mostly results from the non-recognition of €538 million (pre and post-tax) depreciation and amortisation of non-current assets from the date Vodafone Spain was classified as held for sale. The fair value of the Group’s equity interest at 31 March 2024 was determined with reference to the consideration expected from the agreed sale to Zegona less adjustments for estimated completion adjustments, consideration for future services to be received by Zegona from the Group and the elimination of intercompany debt. This approach was considered to result in a level 2 valuation in accordance with IFRS 13 as certain estimated completion adjustments and the fair value of the non-cash consideration, are not observable. Notes to the consolidated financial statements (continued) 164 VodafoneGroup Plc Annual Report 2024 6. Taxation (continued) Pillar Two - Global Minimum Tax On 20 June 2023, the UK substantively enacted the Pillar Two global minimum tax model rules (the “Pillar Two” rules) of the OECD’s Inclusive Framework on Base Erosion and Profit Shifting (’BEPS’). The legislation took effect for financial years commencing on or after 1 January 2024, making it effective for the Vodafone Group from 1 April 2024. Under these rules, a top-up tax will arise where the effective tax rate of the Group’s operations in any individual jurisdiction, calculated using principles set out in the Pillar Two legislation, is below 15%. Any resulting tax would be payable by Vodafone Group Plc to the UK tax authority (HMRC) being the Group’s ultimate parent. As a consequence of the Pillar Two rules, many national governments have enacted (or announced the imminent introduction of) domestic minimum tax rules that are closely aligned to the OECD’s Pillar Two model rules. Where such domestic minimum tax rules are in place, they should raise local tax obligations to the 15% minimum rate, thereby eliminating the top-up tax liability otherwise payable by Vodafone Group Plc under the UK’s Pillar Two rules. Vodafone monitors the implementation of such domestic minimum tax rules to ensure compliance with all filing obligations. We have performed an assessment of the Group’s potential exposure to Pillar Two rules based on financial information for the years ended 31 March 2023 and 31 March 2024 and simulated the transitional Safe harbour tests set out by the OECD based on our Country-by-Country reporting data and our consolidated financial statements for 2021, 2022, 2023. According to this assessment, Vodafone should meet one or more Safe harbour tests in the majority of the jurisdictions in which we operate. The Pillar Two effective tax rates in most of the jurisdictions in which the Group operates are above 15%. We estimate that the combined impact of countries implementing qualified domestic minimum top-up taxes and the income inclusion rule in the UK will result in an estimated €9-14 million additional tax per annum, which will not have a significant impact on the Group's Adjusted Effective Tax Rate (‘AETR’). 7. Discontinued operations and assets held for sale The Group classifies certain of its assets that it expects to dispose as either discontinued operations or as held for sale. The Group classifies non-current assets and assets and liabilities within disposal groups (‘assets’) as held for sale if the assets are available immediately for sale in their present condition, management is committed to a plan to sell the assets under usual terms, it is highly probable that their carrying amounts will be recovered principally through a sale transaction rather than through continuing use and the sale is expected to be completed within one year from the date of the initial classification. Assets and liabilities classified as held for sale are presented separately as current items in the consolidated statement of financial position and are measured at the lower of their carrying amount and fair value less costs to sell. Property, plant and equipment and intangible assets are not depreciated or amortised once classified as held for sale. Similarly, equity accounting ceases for associates and joint ventures held for sale. Where operations constitute a separately reportable segment (see note 2 ‘Revenue disaggregation and segmental analysis’) and have been disposed of, or are classified as held for sale, the Group classifies such operations as discontinued. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the Consolidated income statement. Discontinued operations are also excluded from segment reporting. All other notes to the Consolidated financial statements include amounts for continuing operations, unless indicated otherwise. Transactions between the Group's continuing and discontinued operations are eliminated in full in the Consolidated income statement. To the extent that the Group considers that the commercial relationships with discontinued operations will continue post-disposal, transactions are reflected within continuing operations with an opposite charge or credit reflected within the results of discontinued operations resulting in a net nil impact on the Group’s Profit for the financial year for the years presented. Discontinued operations On 31 October 2023, the Group announced that it had entered into binding agreements with Zegona Communications plc (’Zegona’) in relation to the sale of 100% of Vodafone Holdings Europe, S.L.U. (‘Vodafone Spain’). On 15 March 2024, the Group announced that it had entered into a binding agreement with Swisscom AG (‘Swisscom’) in relation to the sale of 100% of Vodafone Italia S.p.A. (’Vodafone Italy’). The expected completion of the disposal is in the first half of 2025. Consequently, the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations and the assets and liabilities of both are presented as held for sale in the consolidated statement of financial position. On 31 May 2024, the Group announced it had completed the sale of Vodafone Spain. See note 33 ‘Subsequent events’. A summary of the results of these discontinued operations is below. 2024 2023 2022 €m €m €m (Loss)/profit for the financial year - Discontinued operations Vodafone Spain (5) (340) (352) Vodafone Italy (60) 93 537 Total (65) (247) 185 (Loss)/earnings per share - Discontinued operations Basic (0.24)c (0.89)c 0.64c Diluted (0.24)c (0.89)c 0.63c

166 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 166 VodafoneGroup Plc Annual Report 2024 2020 7.Discontinuedoperationsandassetsheldforsale(continued) VodafoneItaly The results of discontinued operationsin Italy are detailed below. 2024 2023 2022 €m €m €m Revenue 4,579 4,722 4,944 Cost of sales (3,438) (3,532) (3,521) Gross profit 1,141 1,190 1,423 Selling and distribution expenses (244) (238) (276) Administrative expenses (760) (710) (671) Net credit losses on financial assets (51) (66) (42) Other expense – (1) (1) Operating profit 86 175 433 Investment income – – 1 Financing costs (86) (93) (99) Profit before taxation – 82 335 Income tax credit 23 11 202 Profit after tax of discontinued operations 23 93 537 After tax loss on the re-measurement of disposal group (83) – – (Loss)/profit for the financial year from discontinued operations (60) 93 537 Total comprehensive (expense)/income for the financial year from discontinued operations Attributable to owners of the parent (71) 80 537 The consideration for Vodafone Italy is comprised of €8 billion cash to be paid on completion. A proportion ofthe consideration isrelated to future servicesto be provided by the Group to Swisscom. For the year ended 31 March 2024, the Group recorded a non-cash charge of €83 million (pre and post-tax), included in discontinued operations, as a result of the re-measurement of Vodafone Italy to itsfair value less coststo sell. The charge mostly resultsfrom the non-recognition of €93 million (€67 million net of tax) depreciation and amortisation of non-current assetsfrom the date Vodafone Italy was classified as held forsale. The fair value of the Group’s equity interest at 31 March 2024 was determined with reference to the consideration expected to be received fromthe agreed sale to Swisscom, less adjustmentsfor estimated completion adjustments, consideration for future servicesto be received by Swisscom from the Group and the elimination of intercompany debt. This approach was considered to resultin a level 2 valuation in accordance with IFRS 13 as, certain completion related adjustments and estimates of the value ofthe future servicesto be provided, are not observable.

167 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 167 VodafoneGroup Plc Annual Report 2024 Assetsheldfor sale Assets and liabilitiesrelating to Vodafone Spain and Vodafone Italy have been classified as held forsale in the consolidated statement of financial position at 31 March 2024. The relevant assets and liabilities are detailed in the table below. Vodafone Spain Vodafone Italy Total €m €m €m Non-current assets Goodwill – 2,398 2,398 Other intangible assets 987 3,331 4,318 Property, plant and equipment 4,957 4,307 9,264 Other investments 2 – 2 Deferred tax assets – 461 461 Trade and other receivables 223 167 390 6,169 10,664 16,833 Current assets Inventory 39 134 173 Taxation recoverable – 77 77 Trade and other receivables 805 1,117 1,922 Cash and cash equivalents 13 29 42 857 1,357 2,214 Assets held for sale 7,026 12,021 19,047 Non-current liabilities Borrowings 878 1,509 2,387 Deferred tax liabilities 3 – 3 Post employment benefits – 45 45 Provisions 158 115 273 Trade and other payables 43 120 163 1,082 1,789 2,871 Current liabilities Borrowings 346 673 1,019 Taxation liabilities – 12 12 Provisions 23 67 90 Trade and other payables 1,203 1,723 2,926 1,572 2,475 4,047 Liabilities held for sale 2,654 4,264 6,918 Notes tothe consolidated financial statements (continued) 166 VodafoneGroup Plc Annual Report 2024 2020 7.Discontinuedoperationsandassetsheldforsale(continued) VodafoneItaly The results of discontinued operationsin Italy are detailed below. 2024 2023 2022 €m €m €m Revenue 4,579 4,722 4,944 Cost of sales (3,438) (3,532) (3,521) Gross profit 1,141 1,190 1,423 Selling and distribution expenses (244) (238) (276) Administrative expenses (760) (710) (671) Net credit losses on financial assets (51) (66) (42) Other expense – (1) (1) Operating profit 86 175 433 Investment income – – 1 Financing costs (86) (93) (99) Profit before taxation – 82 335 Income tax credit 23 11 202 Profit after tax of discontinued operations 23 93 537 After tax loss on the re-measurement of disposal group (83) – – (Loss)/profit for the financial year from discontinued operations (60) 93 537 Total comprehensive (expense)/income for the financial year from discontinued operations Attributable to owners of the parent (71) 80 537 The consideration for Vodafone Italy is comprised of €8 billion cash to be paid on completion. A proportion ofthe consideration isrelated to future servicesto be provided by the Group to Swisscom. For the year ended 31 March 2024, the Group recorded a non-cash charge of €83 million (pre and post-tax), included in discontinued operations, as a result of the re-measurement of Vodafone Italy to itsfair value less coststo sell. The charge mostly resultsfrom the non-recognition of €93 million (€67 million net of tax) depreciation and amortisation of non-current assetsfrom the date Vodafone Italy was classified as held forsale. The fair value of the Group’s equity interest at 31 March 2024 was determined with reference to the consideration expected to be received fromthe agreed sale to Swisscom, less adjustmentsfor estimated completion adjustments, consideration for future servicesto be received by Swisscom from the Group and the elimination of intercompany debt. This approach was considered to resultin a level 2 valuation in accordance with IFRS 13 as, certain completion related adjustments and estimates of the value ofthe future servicesto be provided, are not observable.

168 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 168 VodafoneGroup Plc Annual Report 2024 2020 8.Earningsper share Basic earnings pershare isthe amount of profit generated forthe financial year attributable to equity shareholders divided by theweighted average number ofsharesin issue during the year. 2024 2023 2022 Millions Millions Millions Weighted average number of shares for basic earnings per share 27,056 27,680 29,012 Effect of dilutive potential shares: restricted shares and share options 95 95 97 Weighted average number of shares for diluted earnings per share 27,151 27,775 29,109 Re-presented1 Re-presented1 2024 2023 2022 €m €m €m Profit for earnings per share from continuing operations attributable to owners 1,205 12,085 2,052 (Loss)/profit for earnings per share from discontinued operations attributable to owners (65) (247) 185 Profit for basic and diluted earnings per share 1,140 11,838 2,237 Re-presented1 Re-presented1 2024 2023 2022 eurocents eurocents eurocents Basic earnings per share from continuing operations 4.45c 43.66c 7.07c Basic (loss)/earnings per share from discontinued operations (0.24)c (0.89)c 0.64c Basic earnings per share 4.21c 42.77c 7.71c Re-presented1 Re-presented1 2024 2023 2022 eurocents eurocents eurocents Diluted earnings per share from continuing operations 4.44c 43.51c 7.05c Diluted (loss)/earnings per share from discontinued operations (0.24)c (0.89)c 0.63c Diluted earnings per share 4.20c 42.62c 7.68c Note: 1 The resultsforthe years ended 31March 2023 and 31 March 2022 have been re-presented to reflectthat the results of Vodafone Spain and Vodafone Italy are nowreported as discontinued operations. See note 7 ‘Discontinued operations and assets held forsale’ formore information. 9.Equitydividends Dividends are one type ofshareholder return, historically paid to ourshareholdersin February and August. 2024 2023 2022 €m €m €m Declared during the financial year Final dividend for the year ended 31 March 2023: 4.50 eurocents per share (2022: 4.50 eurocents per share, 2021: 4.50 eurocents per share) 1,215 1,265 1,254 Interim dividend for the year ended 31 March 2024: 4.50 eurocents per share (2023: 4.50 eurocents per share, 2022: 4.50 eurocents per share) 1,218 1,237 1,229 2,433 2,502 2,483 Proposed after the end of the year and not recognised as a liability Final dividend for the year ended 31 March 2024: 4.50 eurocents per share (2023: 4.50 eurocents per share, 2022: 4.50 eurocents per share) 1,219 1,215 1,265

169 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 169 VodafoneGroup Plc Annual Report 2024 10.Intangibleassets The consolidated statement of financial position containssignificant intangible assets,mainly in relation to goodwill and licences and spectrum. Goodwill, which arises whenwe acquire a business and pay a higher amountthan the fair value of its net assets primarily due to the synergieswe expect to create, is not amortised but issubject to annual impairmentreviews. Licences and spectrum are amortised over the life of the licence. For further detailssee ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation ‘ to the consolidated financialstatements. Accountingpolicies Identifiable intangible assets are recognised when the Group controlsthe asset, itis probable thatfuture economic benefits attributed to the asset will flow to the Group and the cost ofthe asset can be reliably measured. Identifiable intangible assets are recognised atfair valuewhen the Group completes a business combination. The determination of the fair values of the separately identified intangibles, is based, to a considerable extent, on management’sjudgement. Goodwill Goodwill arising on the acquisition of an entity representsthe excess of the cost of acquisition over the Group’sinterest in the netfair value of the identifiable assets, liabilities and contingent liabilities of the entity recognised atthe date of acquisition. Goodwill isinitially recognised as an asset at cost and issubsequently measured at costless any accumulated impairment losses. Goodwill is not subjectto amortisation butistested for impairment annually or whenever there is evidence thatitmay be impaired. Goodwill is denominated in the currency of the acquired entity and revalued to the closing exchange rate at each reporting period date. Negative goodwill arising on an acquisition isrecognised directly in the consolidated income statement. On disposal of a subsidiary or a joint arrangement, the attributable amount of goodwill isincluded in the determination of the profit or loss recognised in the consolidated income statement on disposal. Finitelivedintangibleassets Intangible assetswith finite lives are stated at acquisition or development cost, less accumulated amortisation. The amortisation period and method isreviewed atleast annually. Changesin the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period ormethod, as appropriate, and are treated as changesin accounting estimates. Licence andspectrumfees Amortisation periodsfor licence and spectrum fees are determined primarily by reference to the unexpired licence period, the conditionsfor licence renewal and whether licences are dependent on specific technologies. Amortisation is charged to the consolidated income statement on a straight-line basis over the estimated useful livesfrom the commencement ofrelated network services. Software Computersoftware comprisessoftware purchased from third parties aswell asthe cost of internally developed software. Computersoftware licences are capitalised on the basis of the costsincurred to acquire and bring into use the specific software. Coststhat are directly associated with the production of identifiable and unique software products controlled by the Group, and are probable of producing future economic benefits, are recognised asintangible assets. Direct costs ofsoftware developmentinclude employee costs and directly attributable overheads. Software integral to an item of hardware equipmentis classified as property, plant and equipment. Costs associated with maintaining software programs are recognised as an expense when they are incurred. Amortisation is charged to the consolidated income statement on a straight-line basis over the estimated useful life from the date the software is available for use. Otherintangible assets Other intangible assets, including brands and customer bases, are recorded atfair value atthe date of acquisition. Amortisation is charged to the consolidated income statement, over the estimated useful lives of intangible assetsfrom the date they are available for use, on a straight-line basis. The amortisation basis adopted for each class of intangible assetreflectsthe Group’s consumption of the economic benefitfrom that asset. Estimatedusefullives The estimated useful lives of finite lived intangible assets are asfollows: Licence and spectrum fees 3 - 40 years Software 3 - 10 years Brands 1 - 30 years Customer bases 2 - 37 years Notes tothe consolidated financial statements (continued) 168 VodafoneGroup Plc Annual Report 2024 2020 8.Earningsper share Basic earnings pershare isthe amount of profit generated for the financial year attributable to equity shareholders divided by theweighted average number ofsharesin issue during the year. 2024 2023 2022 Millions Millions Millions Weighted average number of shares for basic earnings per share 27,056 27,680 29,012 Effect of dilutive potential shares: restricted shares and share options 95 95 97 Weighted average number of shares for diluted earnings per share 27,151 27,775 29,109 Re-presented1 Re-presented1 2024 2023 2022 €m €m €m Profit for earnings per share from continuing operations attributable to owners 1,205 12,085 2,052 (Loss)/profit for earnings per share from discontinued operations attributable to owners (65) (247) 185 Profit for basic and diluted earnings per share 1,140 11,838 2,237 Re-presented1 Re-presented1 2024 2023 2022 eurocents eurocents eurocents Basic earnings per share from continuing operations 4.45c 43.66c 7.07c Basic (loss)/earnings per share from discontinued operations (0.24)c (0.89)c 0.64c Basic earnings per share 4.21c 42.77c 7.71c Re-presented1 Re-presented1 2024 2023 2022 eurocents eurocents eurocents Diluted earnings per share from continuing operations 4.44c 43.51c 7.05c Diluted (loss)/earnings per share from discontinued operations (0.24)c (0.89)c 0.63c Diluted earnings per share 4.20c 42.62c 7.68c Note: 1 The resultsforthe years ended 31March 2023 and 31 March 2022 have been re-presented to reflectthat the results of Vodafone Spain and Vodafone Italy are nowreported as discontinued operations. See note 7 ‘Discontinued operations and assets held forsale’ formore information. 9.Equitydividends Dividends are one type ofshareholder return, historically paid to ourshareholdersin February and August. 2024 2023 2022 €m €m €m Declared during the financial year Final dividend for the year ended 31 March 2023: 4.50 eurocents per share (2022: 4.50 eurocents per share, 2021: 4.50 eurocents per share) 1,215 1,265 1,254 Interim dividend for the year ended 31 March 2024: 4.50 eurocents per share (2023: 4.50 eurocents per share, 2022: 4.50 eurocents per share) 1,218 1,237 1,229 2,433 2,502 2,483 Proposed after the end of the year and not recognised as a liability Final dividend for the year ended 31 March 2024: 4.50 eurocents per share (2023: 4.50 eurocents per share, 2022: 4.50 eurocents per share) 1,219 1,215 1,265

170 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 170 VodafoneGroup Plc Annual Report 2024 2020 10.Intangibleassets(continued) Licence and Computer Customer Goodwill spectrum fees software bases Other Total €m €m €m €m €m €m Cost 1 April 2022 100,897 35,025 18,121 12,552 550 167,145 Exchange movements (783) (1,270) (504) (240) (53) (2,850) Disposal of subsidiaries (3,939) (443) (348) (458) (4) (5,192) Additions – 439 2,804 – 7 3,250 Disposals – (2) (1,831) – (1) (1,834) Hyperinflation impacts 729 557 232 51 40 1,609 31 March 2023 96,904 34,306 18,474 11,905 539 162,128 Exchange movements (1,042) (435) (414) (130) (60) (2,081) Additions – 283 2,615 – 17 2,915 Disposals – (986) (989) – (2) (1,977) Transfer of assets held for resale (19,498) (6,258) (2,600) (2,517) (57) (30,930) Hyperinflation impacts 888 382 348 62 49 1,729 31 March 2024 77,252 27,292 17,434 9,320 486 131,784 Accumulated impairment losses and amortisation 1 April 2022 69,013 23,792 12,257 8,013 538 113,613 Exchange movements (414) (846) (351) (231) (50) (1,892) Disposal of subsidiaries (39) (147) (180) (80) (2) (448) Charge for the year1 – 1,133 2,343 554 1 4,031 Disposals – (2) (1,814) – (1) (1,817) Hyperinflation impacts 729 407 207 51 40 1,434 31 March 2023 69,289 24,337 12,462 8,307 526 114,921 Exchange movements (897) (144) (324) (120) (56) (1,541) Charge for the year1 – 1,031 2,484 606 1 4,122 Disposals – (985) (951) – – (1,936) Transfer of assets held for resale (16,984) (2,704) (1,871) (2,517) (57) (24,133) Hyperinflation impacts 888 196 304 62 49 1,499 31 March 2024 52,296 21,731 12,104 6,338 463 92,932 Net book value 31 March 2023 27,615 9,969 6,012 3,598 13 47,207 31 March 2024 24,956 5,561 5,330 2,982 23 38,852 Note: 1 Included in the charge forthe year ended 31 March 2024 is €607million (2023: €651million) in respect of Vodafone Italy and Vodafone Spain, which are nowreported as discontinued operations. See note 7 ‘Discontinued operations and assets held forsale’ formore information. For licences and spectrumfees and other intangible assets, amortisation isincluded within the cost ofsalesline within the consolidated income statement. Included in the net book value of computersoftware are assetsin the course of construction, which are not depreciated, with a cost of €1,200 million (2023: €1,451 million). The net book value and expiry dates of the mostsignificantlicences are asfollows: 2024 2023 Expiry dates €m €m Germany 2025-2040 2,686 2,979 UK 2033-2041 989 1,055 Vodacom 2024-2042 687 774 Italy 2029-2037 - 3,123 Spain 2028-2061 - 758 The remaining amortisation period for each of the licencesin the table above correspondsto the expiry date of the respective licence. A summary of the Group’s mostsignificantspectrum licences can be found on page 260.

171 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 171 VodafoneGroup Plc Annual Report 2024 11.Property,plant andequipment The Groupmakessignificant investmentsin network equipment and infrastructure – the base stations and technology required to operate our networks – that form themajority of our tangible assets. All assets are depreciated over their useful economic lives. For further details on the estimation of useful economic lives,see ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation ‘to the consolidated financial statements. Accountingpolicies Land and buildings held for use are stated in the consolidated statement of financial position attheir cost, less any accumulated depreciation and any accumulated impairmentlosses. Amountsfor equipment, fixtures and fittings, which includes network infrastructure assets are stated at costless accumulated depreciation and any accumulated impairmentlosses. Assetsin the course of construction are carried at cost, less any recognised impairmentlosses. Depreciation of these assets commenceswhen the assets are ready for their intended use. The cost of property, plant and equipment includes directly attributable incremental costsincurred in their acquisition and installation. Depreciation is charged so asto write off the cost of assets, other than land, using the straight-line method, over their estimated useful lives, as follows: Land and buildings Freehold buildings 25 - 50 years Leasehold premises the term of the lease Equipment, fixtures and fittings Network infrastructure and other 1 - 35 years Depreciation is not provided on freehold land. Right-of-use assets arising from the Group’slease arrangements are depreciated over their reasonably certain lease term, as determined under the Group’sleases policy (see note 20 ‘Leases’ and ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation’ for details). The gain or loss arising on the disposal, retirement or granting of a finance lease on an item of property, plant and equipmentis determined asthe difference between any proceedsfrom sale or receivables arising on a lease and the carrying amount of the asset and isrecognised in the consolidated income statement. Notes tothe consolidated financial statements (continued) 170 VodafoneGroup Plc Annual Report 2024 2020 10.Intangibleassets(continued) Licence and Computer Customer Goodwill spectrum fees software bases Other Total €m €m €m €m €m €m Cost 1 April 2022 100,897 35,025 18,121 12,552 550 167,145 Exchange movements (783) (1,270) (504) (240) (53) (2,850) Disposal of subsidiaries (3,939) (443) (348) (458) (4) (5,192) Additions – 439 2,804 – 7 3,250 Disposals – (2) (1,831) – (1) (1,834) Hyperinflation impacts 729 557 232 51 40 1,609 31 March 2023 96,904 34,306 18,474 11,905 539 162,128 Exchange movements (1,042) (435) (414) (130) (60) (2,081) Additions – 283 2,615 – 17 2,915 Disposals – (986) (989) – (2) (1,977) Transfer of assets held for resale (19,498) (6,258) (2,600) (2,517) (57) (30,930) Hyperinflation impacts 888 382 348 62 49 1,729 31 March 2024 77,252 27,292 17,434 9,320 486 131,784 Accumulated impairment losses and amortisation 1 April 2022 69,013 23,792 12,257 8,013 538 113,613 Exchange movements (414) (846) (351) (231) (50) (1,892) Disposal of subsidiaries (39) (147) (180) (80) (2) (448) Charge for the year1 – 1,133 2,343 554 1 4,031 Disposals – (2) (1,814) – (1) (1,817) Hyperinflation impacts 729 407 207 51 40 1,434 31 March 2023 69,289 24,337 12,462 8,307 526 114,921 Exchange movements (897) (144) (324) (120) (56) (1,541) Charge for the year1 – 1,031 2,484 606 1 4,122 Disposals – (985) (951) – – (1,936) Transfer of assets held for resale (16,984) (2,704) (1,871) (2,517) (57) (24,133) Hyperinflation impacts 888 196 304 62 49 1,499 31 March 2024 52,296 21,731 12,104 6,338 463 92,932 Net book value 31 March 2023 27,615 9,969 6,012 3,598 13 47,207 31 March 2024 24,956 5,561 5,330 2,982 23 38,852 Note: 1 Included in the charge forthe year ended 31 March 2024 is €607million (2023: €651million) in respect of Vodafone Italy and Vodafone Spain, which are nowreported as discontinued operations. See note 7 ‘Discontinued operations and assets held forsale’ formore information. For licences and spectrumfees and other intangible assets, amortisation isincluded within the cost ofsalesline within the consolidated income statement. Included in the net book value of computersoftware are assetsin the course of construction, which are not depreciated, with a cost of €1,200 million (2023: €1,451 million). The net book value and expiry dates of the mostsignificantlicences are asfollows: 2024 2023 Expiry dates €m €m Germany 2025-2040 2,686 2,979 UK 2033-2041 989 1,055 Vodacom 2024-2042 687 774 Italy 2029-2037 - 3,123 Spain 2028-2061 - 758 The remaining amortisation period for each of the licencesin the table above correspondsto the expiry date of the respective licence. A summary of the Group’s mostsignificantspectrum licences can be found on page 260.

172 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 172 VodafoneGroup Plc Annual Report 2024 2020 11.Property,plantandequipment(continued) Equipment, Land and fixtures buildings and fittings Total €m €m €m Cost 1 April 2022 2,361 81,096 83,457 Exchange movements (81) (2,648) (2,729) Disposal of subsidiaries (69) (7,210) (7,279) Additions 49 5,805 5,854 Disposals (253) (3,724) (3,977) Hyperinflation impacts 7 1,040 1,047 Other (17) 101 84 31 March 2023 1,997 74,460 76,457 Exchange movements (31) (1,878) (1,909) Additions 34 4,753 4,787 Disposals (15) (2,070) (2,085) Transfer of assets held for resale (439) (18,530) (18,969) Hyperinflation impacts 9 1,376 1,385 Other 2 90 92 31 March 2024 1,557 58,201 59,758 Accumulated depreciation and impairment 1 April 2022 1,372 52,941 54,313 Exchange movements (28) (1,694) (1,722) Disposal of subsidiaries (18) (4,543) (4,561) Charge for the year1 83 5,544 5,627 Disposals (170) (3,672) (3,842) Hyperinflation impacts 1 747 748 31 March 2023 1,240 49,323 50,563 Exchange movements (7) (1,258) (1,265) Charge for the year1 56 4,814 4,870 Disposals (15) (2,039) (2,054) Transfer of assets held for resale (287) (12,507) (12,794) Hyperinflation impacts 2 1,037 1,039 31 March 2024 989 39,370 40,359 Net book value 31 March 2023 757 25,137 25,894 31 March 2024 568 18,831 19,399 Note: 1 Included in the charge forthe year ended 31 March 2024 was €988million (2023: €1,485 million) in respect of Vodafone Italy and Vodafone Spain, which are nowreported as discontinued operations. See note 7 ‘Discontinued operations and assets held forsale’ formore information. Included in the net book value of land and buildings and equipment, fixtures and fittings are assetsin the course of construction, which are not depreciated, with a cost of €4 million (2023: €10 million) and €1,401 million (2023: €1,988million) respectively. Also included in the book value of equipment, fixtures and fittings are assetsleased out by the Group under operating leases, with a cost of €1,623 million (2023: €2,170 million), accumulated depreciation of €1,040million (2023: €1,393 million) and net book value of €583 million (2023: €777 million). Right-of-use assets arising from the Group’slease arrangements are recordedwithin property, plant and equipment: 2024 2023 €m €m Property, plant and equipment (owned assets) 19,399 25,894 Right-of-use assets 9,100 12,098 31 March 28,499 37,992 Additions of €4,173 million (2023: €7,387million) and a depreciation charge of €4,108million (2023: €3,960million) were recorded in respect of right-of-use assets during the year ended 31 March 2024. Included in the depreciation charge for the year ended 31 March 2024 was €1,091 million (2023: €1,227 million) in respect of Vodafone Italy and Vodafone Spain,which are nowreported as discontinued operations. See note 7 ‘Discontinued operations and assets held forsale’.

173 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 173 VodafoneGroup Plc Annual Report 2024 12.Investments inassociates andjoint arrangements The Group holdsinterestsin associatesin Kenya and in India,wherewe have significant influence, aswell asin a number of joint arrangements, notably in theNetherlands, India, Australia andOak Holdings 1 GmbHand itsmarkets, wherewe share control with one ormore third parties. For further detailssee ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation’to the consolidated financialstatements. Accountingpolicies Interests injointarrangements A joint arrangementis a contractual arrangementwhereby the Group and other parties undertake an economic activity thatissubjectto joint control; thatis, when the relevant activitiesthatsignificantly affectthe investee’sreturnsrequire the unanimous consent of the partiessharing control.Joint arrangements are either joint operations or joint ventures. Gains or lossesresulting from the contribution orsale of a subsidiary as part of the formation of a joint arrangement are recognised in respect of the Group’s entire equity holding in the subsidiary. Jointoperations A joint operation is a joint arrangement whereby the partiesthat have joint control have the rightsto the assets, and obligationsfor the liabilities, relating to the arrangement or that other facts and circumstancesindicate thatthisisthe case. The Group’sshare of assets, liabilities,revenue, expenses and cash flows are combined with the equivalentitemsin the consolidated financialstatements on a line-by-line basis. Any goodwill arising on the acquisition of the Group’sinterestin a joint operation is accounted for in accordance with the Group’s accounting policy for goodwill arising on the acquisition of a subsidiary. Jointventures A joint venture is a joint arrangement whereby the partiesthat have joint control have the rightsto the net assets of the arrangement. Atthe date of acquisition, any excess of the cost of acquisition over the Group’sshare of the netfair value of the identifiable assets, liabilities and contingentliabilities of the joint venture isrecognised as goodwill. The goodwill isincluded within the carrying amount of the investment. The results and assets and liabilities of joint ventures, other than those joint ventures or partthereof that are held forsale (see note 7 ‘Discontinued operations and assets held forsale’), are incorporated in the consolidated financialstatements using the equity method of accounting. Under the equity method, investments in joint ventures are carried in the consolidated statement of financial position at cost adjusted for post-acquisition changesin the Group’sshare of the net assets of the joint venture, less any impairmentin the value of the investment. The Group’sshare of post-tax profits or losses are recognised in the consolidated income statement. Losses of a joint venture in excess of the Group’sinterestin thatjoint venture are recognised only to the extentthat the Group hasincurred legal or constructive obligations or made payments on behalf of the joint venture. Associates An associate is an entity over which the Group hassignificantinfluence and thatis neither a subsidiary nor an interest in a joint arrangement. Significantinfluence isthe power to participate in the financial and operating policy decisions of the investee but where the Group does not have control or joint control over those policies. Atthe date of acquisition, any excess of the cost of acquisition over the Group’sshare of the netfair value of the identifiable assets, liabilities and contingentliabilities of the associate isrecognised as goodwill. The goodwill isincluded within the carrying amount of the investment. The results and assets and liabilities of associates are incorporated in the consolidated financialstatements using the same equity method of accounting used for joint ventures, described above. Jointoperations In the prior year, on 22 March 2023, the Group completed the disposal of its principal joint operation (Cornerstone Telecommunications Infrastructure Limited) as part of the transaction with OakHoldings 1 GmbH. Notes tothe consolidated financial statements (continued) 172 VodafoneGroup Plc Annual Report 2024 2020 11.Property,plantandequipment(continued) Equipment, Land and fixtures buildings and fittings Total €m €m €m Cost 1 April 2022 2,361 81,096 83,457 Exchange movements (81) (2,648) (2,729) Disposal of subsidiaries (69) (7,210) (7,279) Additions 49 5,805 5,854 Disposals (253) (3,724) (3,977) Hyperinflation impacts 7 1,040 1,047 Other (17) 101 84 31 March 2023 1,997 74,460 76,457 Exchange movements (31) (1,878) (1,909) Additions 34 4,753 4,787 Disposals (15) (2,070) (2,085) Transfer of assets held for resale (439) (18,530) (18,969) Hyperinflation impacts 9 1,376 1,385 Other 2 90 92 31 March 2024 1,557 58,201 59,758 Accumulated depreciation and impairment 1 April 2022 1,372 52,941 54,313 Exchange movements (28) (1,694) (1,722) Disposal of subsidiaries (18) (4,543) (4,561) Charge for the year1 83 5,544 5,627 Disposals (170) (3,672) (3,842) Hyperinflation impacts 1 747 748 31 March 2023 1,240 49,323 50,563 Exchange movements (7) (1,258) (1,265) Charge for the year1 56 4,814 4,870 Disposals (15) (2,039) (2,054) Transfer of assets held for resale (287) (12,507) (12,794) Hyperinflation impacts 2 1,037 1,039 31 March 2024 989 39,370 40,359 Net book value 31 March 2023 757 25,137 25,894 31 March 2024 568 18,831 19,399 Note: 1 Included in the charge forthe year ended 31 March 2024 was €988million (2023: €1,485 million) in respect of Vodafone Italy and Vodafone Spain, which are nowreported as discontinued operations. See note 7 ‘Discontinued operations and assets held forsale’ formore information. Included in the net book value of land and buildings and equipment, fixtures and fittings are assetsin the course of construction, which are not depreciated, with a cost of €4 million (2023: €10 million) and €1,401 million (2023: €1,988million) respectively. Also included in the book value of equipment, fixtures and fittings are assetsleased out by the Group under operating leases, with a cost of €1,623 million (2023: €2,170 million), accumulated depreciation of €1,040million (2023: €1,393 million) and net book value of €583 million (2023: €777 million). Right-of-use assets arising from the Group’slease arrangements are recordedwithin property, plant and equipment: 2024 2023 €m €m Property, plant and equipment (owned assets) 19,399 25,894 Right-of-use assets 9,100 12,098 31 March 28,499 37,992 Additions of €4,173 million (2023: €7,387million) and a depreciation charge of €4,108million (2023: €3,960million) were recorded in respect of right-of-use assets during the year ended 31 March 2024. Included in the depreciation charge for the year ended 31 March 2024 was €1,091 million (2023: €1,227 million) in respect of Vodafone Italy and Vodafone Spain,which are nowreported as discontinued operations. See note 7 ‘Discontinued operations and assets held forsale’.

174 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes to the consolidated financial statements (continued) 174 VodafoneGroup Plc Annual Report 2024 12. Investments in associates and joint arrangements (continued) Joint ventures and associates 2024 2023 €m €m Investments in joint ventures 8,203 9,578 Investments in associates 1,829 1,501 31 March 10,032 11,079 Joint ventures The financial and operating activities of the Group’s joint ventures are jointly controlled by the participating shareholders. The participating shareholders have rights to the net assets of the joint ventures through their equity shareholdings. Unless otherwise stated, the Group’s principal joint ventures all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all joint ventures is also their principal place of operation. Country of incorporation or registration Percentage shareholdings1 Percentage shareholdings1 Name of joint venture Principal activity 2024 2023 Oak Holdings 1 GmbH Network infrastructure Germany 60.3 64.2 VodafoneZiggo Group Holding B.V. Network operator Netherlands 50.0 50.0 OXG Glasfaser Beteiligungs GmbH Fibre infrastructure Germany 50.0 50.0 Vodafone Idea Limited2 Network operator India 31.4 32.3 TPG Telecom Limited3 Network operator Australia 25.1 25.1 Notes: 1 Effective ownership percentages of Vodafone Group Plc rounded to the nearest tenth of one percent. 2 At 31 March 2024 the fair value of the Group’s interest in Vodafone Idea Limited was INR 208 billion (€2,313 million) (2023: INR 91 billion (€1,021 million)) based on the quoted share price on the National Stock Exchange of India. 3 At 31 March 2024 the fair value of the Group’s interest in TPG Telecom Limited was AUD 2,101 million (€1,269 million) (2023: AUD 2,273 million (€1,401 million)) based on the quoted share price on ASX. Oak Holdings 1 GmbH In March 2023, the Group completed the disposal of its interest in Vantage Towers A.G. to Oak Holdings 1 GmbH, the co-controlled partnership of Vodafone, GIP and KKR. Vodafone retained an interest of 64.2% in Oak Holdings 1 GmbH. On 18 July 2023, the Group completed the sale of 3.9% of Oak Holdings 1 GmbH for cash consideration of €500 million, reducing its interest to 60.3%. OXG Glasfaser Beteiligungs GmbH In March 2023, the Group entered into an agreement with Altice Luxembourg S.A. to create a joint venture, OXG Glasfaser Beteiligungs GmbH (‘OXG’), with 50.0% shareholding held by each shareholder. Each shareholder is committed to contribute funding of up to €950 million to OXG for the deployment of fibre-to-the-home in Germany. During the year ended 31 March 2024, the Group provided €32 million of capital contributions to OXG. The remaining funding commitment of €918 million is expected to be contributed between 2024 and 2029. The amount and timing of the funding depends on the speed and size of the fibre deployment. The contribution can be in the form of free capital reserves, shareholder loan, loan notes or similar instruments as agreed by the shareholders. Vodafone Idea Limited The Group’s carrying value in Vodafone Idea Limited (‘VIL’) reduced to €nil at 30 September 2019. The Group’s share of VIL’s losses not recognised at 31 March 2024 is €4,540 million (2023: €3,717 million). The value of the Group’s 21.0% shareholding in Indus Towers Limited is, in part, dependent on the income generated by Indus Towers Limited from tower rentals to major customers, including VIL. Any inability of these major customers to pay such amounts in the future may impact the carrying value of €1,104 million at 31 March 2024 (2023: €908 million) of the Group’s investment in Indus Towers Limited. VIL has undertaken equity fund-raisings totalling €2.2 billion since 31 March 2024, reducing the Group’s shareholding to 23.2%.

175 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 175 VodafoneGroup Plc Annual Report 2024 TPGTelecom Limited TPG Telecom Limited islisted on the Australian Securities Exchange (‘ASX’). Vodafone andHutchison Telecommunications(Australia) Limited each own an economic interest of 25.05%, with the remaining 49.9% listed asfree float on the ASX. The financial information presented in the tables below includes debt held within the structure that holdsthe Group’sinterest in TPG. Dividends received from joint ventures During the year ended 31 March 2024, the Group received dividendsincluded in the consolidated statement of cash flowsfrom VodafoneZiggo GroupHolding B.V. of €100 million (2023: €165million, 2022: €350 million), TPG Telecom Limited of €23 million (2023: €24 million, 2022: €22 million) and Oak Holdings 1 GmbH of €196 million (2023: €nil, 2022: €nil). Aggregated financial information The table below provides aggregated financial information for the Group’sjoint ventures asitrelatesto the amountsrecognised in the consolidated income statement and consolidated statement of financial position. Investment in joint ventures (Loss)/profit for the financial year1 2024 2023 2024 2023 2022 €m €m €m €m €m Oak Holdings 1 GmbH 7,620 8,634 (85) – – VodafoneZiggo Group Holding B.V. 516 793 (177) 137 (19) TPG Telecom Limited (2) 108 (74) 48 (5) INWIT S.p.A. – – – 30 27 Other 69 43 (43) (15) (14) Total 8,203 9,578 (379) 200 (11) Note: 1 Total Other comprehensive (expense)/income is notmaterially differentto (loss)/profitforthe financial year. Notes to the consolidated financial statements (continued) 174 VodafoneGroup Plc Annual Report 2024 12. Investments in associates and joint arrangements (continued) Joint ventures and associates 2024 2023 €m €m Investments in joint ventures 8,203 9,578 Investments in associates 1,829 1,501 31 March 10,032 11,079 Joint ventures The financial and operating activities of the Group’s joint ventures are jointly controlled by the participating shareholders. The participating shareholders have rights to the net assets of the joint ventures through their equity shareholdings. Unless otherwise stated, the Group’s principal joint ventures all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all joint ventures is also their principal place of operation. Country of incorporation or registration Percentage shareholdings1 Percentage shareholdings1 Name of joint venture Principal activity 2024 2023 Oak Holdings 1 GmbH Network infrastructure Germany 60.3 64.2 VodafoneZiggo Group Holding B.V. Network operator Netherlands 50.0 50.0 OXG Glasfaser Beteiligungs GmbH Fibre infrastructure Germany 50.0 50.0 Vodafone Idea Limited2 Network operator India 31.4 32.3 TPG Telecom Limited3 Network operator Australia 25.1 25.1 Notes: 1 Effective ownership percentages of Vodafone Group Plc rounded to the nearest tenth of one percent. 2 At 31 March 2024 the fair value of the Group’s interest in Vodafone Idea Limited was INR 208 billion (€2,313 million) (2023: INR 91 billion (€1,021 million)) based on the quoted share price on the National Stock Exchange of India. 3 At 31 March 2024 the fair value of the Group’s interest in TPG Telecom Limited was AUD 2,101 million (€1,269 million) (2023: AUD 2,273 million (€1,401 million)) based on the quoted share price on ASX. Oak Holdings 1 GmbH In March 2023, the Group completed the disposal of its interest in Vantage Towers A.G. to Oak Holdings 1 GmbH, the co-controlled partnership of Vodafone, GIP and KKR. Vodafone retained an interest of 64.2% in Oak Holdings 1 GmbH. On 18 July 2023, the Group completed the sale of 3.9% of Oak Holdings 1 GmbH for cash consideration of €500 million, reducing its interest to 60.3%. OXG Glasfaser Beteiligungs GmbH In March 2023, the Group entered into an agreement with Altice Luxembourg S.A. to create a joint venture, OXG Glasfaser Beteiligungs GmbH (‘OXG’), with 50.0% shareholding held by each shareholder. Each shareholder is committed to contribute funding of up to €950 million to OXG for the deployment of fibre-to-the-home in Germany. During the year ended 31 March 2024, the Group provided €32 million of capital contributions to OXG. The remaining funding commitment of €918 million is expected to be contributed between 2024 and 2029. The amount and timing of the funding depends on the speed and size of the fibre deployment. The contribution can be in the form of free capital reserves, shareholder loan, loan notes or similar instruments as agreed by the shareholders. Vodafone Idea Limited The Group’s carrying value in Vodafone Idea Limited (‘VIL’) reduced to €nil at 30 September 2019. The Group’s share of VIL’s losses not recognised at 31 March 2024 is €4,540 million (2023: €3,717 million). The value of the Group’s 21.0% shareholding in Indus Towers Limited is, in part, dependent on the income generated by Indus Towers Limited from tower rentals to major customers, including VIL. Any inability of these major customers to pay such amounts in the future may impact the carrying value of €1,104 million at 31 March 2024 (2023: €908 million) of the Group’s investment in Indus Towers Limited. VIL has undertaken equity fund-raisings totalling €2.2 billion since 31 March 2024, reducing the Group’s shareholding to 23.2%.

176 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes to the consolidated financial statements (continued) 176 VodafoneGroup Plc Annual Report 2024 12. Investments in associates and joint arrangements (continued) Summarised financial information Summarised financial information for each of the Group’s material joint ventures on a 100% ownership basis is set out below and overleaf. As disclosed above, the Group’s investment in VIL was reduced to €nil in the year ended 31 March 2020 and the Group has not recorded any profit or loss in respect of its share of VIL’s results since that date. Financial information is presented for TPG Telecom Limited (‘TPG’) for the year to, and as at 31 December 2023 on the basis that full-year information in relation to TPG has not been released at the date of approval of these consolidated financial statements and as such is market sensitive for TPG. Financial information presented for INWIT S.p.A. for the years to 31 March 2023 and 31 March 2022 is based on the financial results and financial position as at 31 December 2022 and 31 December 2021, respectively, being the latest financial information available to the Group when completing the consolidated financial statements for each year. Oak Holdings 1 GmbH VodafoneZiggo Group Holding B.V. 2024 2023 2022 2024 2023 2022 €m €m €m €m €m €m Income statement Revenue 1,166 – – 4,128 4,063 4,056 Operating expenses (130) – – (2,195) (2,124) (2,104) Depreciation and amortisation (868) – – (1,555) (1,527) (1,592) Other income 5 – – – – – Operating profit 173 – – 378 412 360 Interest income 5 – – – – – Interest expense (455) – – (809) 11 (276) Loss/(profit) before tax (277) – – (431) 423 84 Income tax credit/(expense) 132 – – 77 (150) (121) (Loss)/profit for the financial year1 (145) – – (354) 273 (37) Vodafone Idea Limited TPG Telecom Limited 2024 2023 2022 2024 2023 2022 €m €m €m €m €m €m Income statement Revenue 4,749 5,046 4,450 3,371 3,027 3,375 Operating expenses (3,066) (3,280) (2,802) (2,238) (1,870) (2,292) Depreciation and amortisation (2,178) (2,396) (2,390) (891) (700) (914) Other expense 83 – (34) – – – Operating profit (412) (630) (776) 242 457 169 Interest income 7 9 14 – – – Interest expense (2,718) (2,567) (2,297) (368) (172) (122) (Loss)/profit before tax (3,123) (3,188) (3,059) (126) 285 47 Income tax (expense)/credit (95) – 2 (8) (25) (27) (Loss)/profit for the financial year1 (3,218) (3,188) (3,057) (134) 260 20 INWIT S.p.A. 2024 2023 2022 €m €m €m Income statement Revenue – 853 785 Operating expenses – (73) (70) Depreciation and amortisation – (508) (513) Operating profit – 272 202 Interest expense – (81) (90) Profit before tax – 191 112 Income tax expense – (1) (30) Profit for the financial year1 – 190 82 Note: 1 Total Other comprehensive income/(expense) is not materially different to profit/(loss) for the financial year.

177 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 177 VodafoneGroup Plc Annual Report 2024 Oak Holdings 1 GmbH VodafoneZiggo Group Holding B.V. 2024 2023 2024 2023 €m €m €m €m Statement of financial position Non-current assets 24,015 23,878 15,753 16,570 Current assets 746 749 884 719 Total assets 24,761 24,627 16,637 17,289 Equity shareholders’ funds 12,630 13,450 1,033 1,586 Non-controlling interests – 1,262 – – Non-current liabilities 9,386 6,709 13,145 13,299 Current liabilities 2,745 3,206 2,459 2,404 Cash and cash equivalents within current assets 267 224 61 20 Non-current liabilities excluding trade and other payables and provisions 8,751 6,215 12,995 13,138 Current liabilities excluding trade and other payables and provisions 502 2,409 1,171 1,247 Vodafone Idea Limited1 TPG Telecom Limited 2024 2023 2024 2023 €m €m €m €m Statement of financial position Non-current assets 16,251 18,162 9,663 9,823 Current assets 1,654 2,174 900 1,009 Total assets 17,905 20,336 10,563 10,832 Equity shareholders’ (deficit)/funds (13,710) (10,760) 2,606 3,019 Non-current liabilities 25,855 24,730 6,789 6,702 Current liabilities 5,760 6,366 1,168 1,111 Cash and cash equivalents within current assets 60 96 192 290 Non-current liabilities excluding trade and other payables and provisions 25,837 24,707 6,704 6,595 Current liabilities excluding trade and other payables and provisions 2,044 2,699 102 86 Note: 1 Includes certain amounts subject to an adjustment mechanism agreed as part of the formation of Vodafone Idea Limited. See note 29 ‘Contingent liabilities and legal proceedings’. Notes to the consolidated financial statements (continued) 176 VodafoneGroup Plc Annual Report 2024 12. Investments in associates and joint arrangements (continued) Summarised financial information Summarised financial information for each of the Group’s material joint ventures on a 100% ownership basis is set out below and overleaf. As disclosed above, the Group’s investment in VIL was reduced to €nil in the year ended 31 March 2020 and the Group has not recorded any profit or loss in respect of its share of VIL’s results since that date. Financial information is presented for TPG Telecom Limited (‘TPG’) for the year to, and as at 31 December 2023 on the basis that full-year information in relation to TPG has not been released at the date of approval of these consolidated financial statements and as such is market sensitive for TPG. Financial information presented for INWIT S.p.A. for the years to 31 March 2023 and 31 March 2022 is based on the financial results and financial position as at 31 December 2022 and 31 December 2021, respectively, being the latest financial information available to the Group when completing the consolidated financial statements for each year. Oak Holdings 1 GmbH VodafoneZiggo Group Holding B.V. 2024 2023 2022 2024 2023 2022 €m €m €m €m €m €m Income statement Revenue 1,166 – – 4,128 4,063 4,056 Operating expenses (130) – – (2,195) (2,124) (2,104) Depreciation and amortisation (868) – – (1,555) (1,527) (1,592) Other income 5 – – – – – Operating profit 173 – – 378 412 360 Interest income 5 – – – – – Interest expense (455) – – (809) 11 (276) Loss/(profit) before tax (277) – – (431) 423 84 Income tax credit/(expense) 132 – – 77 (150) (121) (Loss)/profit for the financial year1 (145) – – (354) 273 (37) Vodafone Idea Limited TPG Telecom Limited 2024 2023 2022 2024 2023 2022 €m €m €m €m €m €m Income statement Revenue 4,749 5,046 4,450 3,371 3,027 3,375 Operating expenses (3,066) (3,280) (2,802) (2,238) (1,870) (2,292) Depreciation and amortisation (2,178) (2,396) (2,390) (891) (700) (914) Other expense 83 – (34) – – – Operating profit (412) (630) (776) 242 457 169 Interest income 7 9 14 – – – Interest expense (2,718) (2,567) (2,297) (368) (172) (122) (Loss)/profit before tax (3,123) (3,188) (3,059) (126) 285 47 Income tax (expense)/credit (95) – 2 (8) (25) (27) (Loss)/profit for the financial year1 (3,218) (3,188) (3,057) (134) 260 20 INWIT S.p.A. 2024 2023 2022 €m €m €m Income statement Revenue – 853 785 Operating expenses – (73) (70) Depreciation and amortisation – (508) (513) Operating profit – 272 202 Interest expense – (81) (90) Profit before tax – 191 112 Income tax expense – (1) (30) Profit for the financial year1 – 190 82 Note: 1 Total Other comprehensive income/(expense) is not materially different to profit/(loss) for the financial year.

178 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes to the consolidated financial statements (continued) 178 VodafoneGroup Plc Annual Report 2024 12. Investments in associates and joint arrangements (continued) The reconciliation of summarised financial information presented to the carrying amount of our interest in joint ventures is set out below. Oak Holdings 1 GmbH VodafoneZiggo Group Holding B.V. 2024 2023 2024 2023 2022 €m €m €m €m €m Equity shareholders’ funds 12,630 13,450 1,033 1,586 Interest in joint ventures1 7,620 8,634 516 793 Carrying value 7,620 8,634 516 793 (Loss)/profit for the financial year (145) – (354) 273 (37) Share of (loss)/profit1 (85) – (177) 137 (19) Vodafone Idea Limited TPG Telecom Limited 2024 2023 2022 2024 2023 2022 €m €m €m €m €m €m Equity shareholders’ (deficit)/funds (13,710) (10,760) 2,606 3,019 Interest in joint ventures1 (4,300) (3,475) (53) 56 Impairment (240) (242) – – Goodwill – – 51 52 Investment proportion not recognised 4,540 3,717 – – Carrying value – – (2) 108 (Loss)/profit for the financial year (3,218) (3,188) (3,057) (134) 260 20 Share of (loss)/profit1 (1,009) (1,030) (1,357) (74) 48 (5) Share of loss not recognised 1,009 1,030 1,357 – – – Share of (loss)/profit1 – – – (74) 48 (5) INWIT S.p.A. 2024 2023 2022 €m €m €m Equity shareholders’ funds – – Interest in joint ventures – – Carrying value – – Profit for the financial year – 190 82 Share of profit – 63 27 Share of profit not recognised as held for sale – (33) – Share of profit – 30 27 Note: 1 The Group’s effective ownership percentages of Oak Holdings 1 GmbH, VodafoneZiggo Group Holding B.V., Vodafone Idea Limited and TPG Telecom Limited are 60.3%, 50.0%, 31.4% and 25.1%, respectively, rounded to the nearest tenth of one percent.

179 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 179 VodafoneGroup Plc Annual Report 2024 Associates Unless otherwise stated, the Group’s principal associates all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all associatesis also their principal place of operation. Country of Percentage Percentage incorporation or shareholding1 shareholding1 Name of associate Principal activity registration 2024 2023 Safaricom PLC2 Network operator Kenya 39.9 39.9 Indus Towers Limited3 Network infrastructure India 21.0 21.0 Notes: 1 Effective ownership percentages of Vodafone Group Plc rounded to the nearesttenth of one percent. 2 At 31March 2024, the fair value ofthe Group’sinterestin Safaricom PLC was KES 284 billion (€1,996 million) (2023: KES 290 billion (€2,012 million)) based on the closing quoted share price on the Nairobi Stock Exchange. 3 At 31March 2024, the fair value ofthe Group’sinterestin Indus Towers LimitedwasINR 165 billion (€1,833million) (2023: INR 81 billion (€908million)) based on the closing quoted share price on the National Stock Exchange of India. Aggregated financial information The table below provides aggregated financial information for the Group’s associates asitrelatesto the amountsrecognised in the consolidated income statement and consolidated statement of financial position. Investment in associates Profit/(loss) for the financial year 2024 2023 2024 2023 2022 €m €m €m €m €m Safaricom PLC1 627 509 159 195 217 Indus Towers Limited 1,104 908 140 50 178 Other 98 84 (16) (12) 5 Total 1,829 1,501 283 233 400 Note: 1 Other comprehensive income includes profit forthe financial year, togetherwith €76 million (2023: €127 million)in respect ofthe application of IAS 29 to Safaricom’s operationsin Ethiopia. Dividends from associates During the year ended 31 March 2024, the Group received dividendsincluded in the consolidated statement of cash flowsfromSafaricom PLC of €122 million (2023: €250 million, 2022: €170 million) and from Indus Towers Limited of €nil (2023: €75million, 2022: €nil). Notes to the consolidated financial statements (continued) 178 VodafoneGroup Plc Annual Report 2024 12. Investments in associates and joint arrangements (continued) The reconciliation of summarised financial information presented to the carrying amount of our interest in joint ventures is set out below. Oak Holdings 1 GmbH VodafoneZiggo Group Holding B.V. 2024 2023 2024 2023 2022 €m €m €m €m €m Equity shareholders’ funds 12,630 13,450 1,033 1,586 Interest in joint ventures1 7,620 8,634 516 793 Carrying value 7,620 8,634 516 793 (Loss)/profit for the financial year (145) – (354) 273 (37) Share of (loss)/profit1 (85) – (177) 137 (19) Vodafone Idea Limited TPG Telecom Limited 2024 2023 2022 2024 2023 2022 €m €m €m €m €m €m Equity shareholders’ (deficit)/funds (13,710) (10,760) 2,606 3,019 Interest in joint ventures1 (4,300) (3,475) (53) 56 Impairment (240) (242) – – Goodwill – – 51 52 Investment proportion not recognised 4,540 3,717 – – Carrying value – – (2) 108 (Loss)/profit for the financial year (3,218) (3,188) (3,057) (134) 260 20 Share of (loss)/profit1 (1,009) (1,030) (1,357) (74) 48 (5) Share of loss not recognised 1,009 1,030 1,357 – – – Share of (loss)/profit1 – – – (74) 48 (5) INWIT S.p.A. 2024 2023 2022 €m €m €m Equity shareholders’ funds – – Interest in joint ventures – – Carrying value – – Profit for the financial year – 190 82 Share of profit – 63 27 Share of profit not recognised as held for sale – (33) – Share of profit – 30 27 Note: 1 The Group’s effective ownership percentages of Oak Holdings 1 GmbH, VodafoneZiggo Group Holding B.V., Vodafone Idea Limited and TPG Telecom Limited are 60.3%, 50.0%, 31.4% and 25.1%, respectively, rounded to the nearest tenth of one percent.

180 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 180 VodafoneGroup Plc Annual Report 2024 2020 12.Investmentsinassociatesandjointarrangements(continued) Summarisedfinancialinformation Summarised financial information for each of the Group’smaterial associates on a 100% ownership basisisset out below. Safaricom PLC Indus Towers Limited 2024 2023 2022 2024 2023 2022 €m €m €m €m €m €m Income statement Revenue 2,210 2,468 2,318 3,185 3,343 3,122 Operating expenses (1,189) (1,353) (1,164) (1,598) (2,240) (1,480) Depreciation and amortisation (523) (432) (309) (637) (588) (598) Other income 142 68 – – – – Operating profit 640 751 845 950 515 1,044 Interest income 16 13 9 126 26 – Interest expense (121) (69) (59) (218) (200) (140) Profit before tax 535 695 795 858 341 904 Income tax expense (266) (285) (270) (192) (102) (272) Profit for the financial year and total comprehensive income 269 410 525 666 239 632 Attributable to: - Owners of the parent 399 489 542 666 239 632 - Non-controlling interests (130) (79) (17) – – – Statement of financial position Non-current assets 3,901 3,007 6,082 5,243 Current assets 578 436 1,230 1,081 Total assets 4,479 3,443 7,312 6,324 Equity shareholders' funds 1,566 1,269 4,086 3,453 Non-controlling interests 767 532 – – Non-current liabilities 968 753 2,098 1,954 Current liabilities 1,178 889 1,128 917 Cash and cash equivalents within current assets 163 127 7 3 Non-current liabilities excluding trade and other payables and provisions 784 500 1,716 1,665 Current liabilities excluding trade and other payables and provisions 349 322 583 491 The reconciliation of summarised financial information presented to the carrying amount of our interest in the associate is set out below. Safaricom PLC Indus Towers Limited 2024 2023 2022 2024 2023 2022 €m €m €m €m €m €m Equity shareholders' funds 1,566 1,269 4,086 3,453 Interest in associates1 625 507 860 727 Goodwill 2 2 244 181 Carrying value 627 509 1,104 908 Profit for the financial year 399 489 542 666 239 632 Share of profit 159 195 217 140 50 178 Note: 1 The Group’s effective ownership percentages of Safaricom PLC and Indus Towers Limited are 39.9% and 21.0%, respectively, rounded to the nearesttenth of one percent.

181 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 181 VodafoneGroup Plc Annual Report 2024 13.Otherinvestments The Group holds a number of other listed and unlisted investments, mainly comprising managed funds, deposits and government bonds. Accountingpolicies Other investments comprising debt and equity instruments are recognised and derecognised on settlement date and are initially measured at fair value, including transaction costs. Debtsecuritiesthat are held for collection of contractual cash flowswhere those cash flowsrepresentsolely payments of principal and interest are measured at amortised cost using the effective interestmethod, less any impairment. Debtsecuritiesthat do not meet the criteria for amortised cost are measured at fair value through profit and loss. Equity securities are classified and measured at fair value through other comprehensive income, there is no subsequentreclassification of fair value gains and lossesto profit or lossfollowing derecognition ofthe investment. 2024 2023 €m €m Included within non-current assets Equity securities1 65 94 Debt securities2 941 999 1,006 1,093 Included within current assets Short-term investments: Bonds and debt securities3 1,201 1,338 Managed investment funds1 2,024 2,967 3,225 4,305 Collateral assets4 741 239 Other investments5 1,126 2,473 5,092 7,017 Notes: 1 Items measured at a fair value, €27million (2023: €47 million) of equity securities have a valuation basis of level 1 classification, which comprisesfinancial instruments where fair value is determined by unadjusted quoted pricesin active marketsforidentical assets and liabilities. The remaining items are measured atfair value and the basisislevel 2 classification, which comprisesitems where fair value is determined from inputs otherthan quoted pricesthat are observable forthe asset orliability, either directly orindirectly. 2 Items are measured at amortised cost and have a fair value of €810 million (2023: €803 million)with a valuation basis of level 2 classification. 3 Items are measured atfair value and the valuation basisislevel 1 classification. 4 Items are measured at amortised cost and the carrying amount approximatesfair value. 5 Includesinvestmentsmeasured at a fair value of €459million (2023: €1,409 million). The valuation basisislevel 1. The remaining items are measured at amortised cost and the carrying amount approximatesfair value. Non-current debtsecurities within non-current assetsinclude €830million (2023: €885 million) of loan notesissued by VodafoneZiggo Holding B.V. The Group investssurplus cash positions across a portfolio ofshort-term investmentsto manage liquidity and credit risk whilst achieving suitable returns. Collateral arrangements on derivative financial instrumentsresult in cash being paid/(held), repayablewhen the derivatives are settled. These assets do not meet the definition of cash and cash equivalents but are included in the Group’s net debt based on their liquidity. Bonds and debtsecuritiesincludes €587 million (2023: €nil) of highly liquid French; €308 million (2023: €290 million) Dutch; €306 million (2023: €899 million)Japanese and €nil (2023: €150 million) German governmentsecurities. Managed investment funds of €2,024 million (2023: €2,967 million) are in funds with liquidity of up to 90 days. Collateral assets of €741 million (2023: €239 million) represents collateral paid on derivative financial instruments. Other investments are excluded from net debt based on their liquidity and primarily consist ofrestricted debtsecuritiesincluding amounts held in qualifying assets by Group insurance companiesto meet regulatory requirements. Notes tothe consolidated financial statements (continued) 180 VodafoneGroup Plc Annual Report 2024 2020 12.Investmentsinassociatesandjointarrangements(continued) Summarisedfinancialinformation Summarised financial information for each of the Group’smaterial associates on a 100% ownership basisisset out below. Safaricom PLC Indus Towers Limited 2024 2023 2022 2024 2023 2022 €m €m €m €m €m €m Income statement Revenue 2,210 2,468 2,318 3,185 3,343 3,122 Operating expenses (1,189) (1,353) (1,164) (1,598) (2,240) (1,480) Depreciation and amortisation (523) (432) (309) (637) (588) (598) Other income 142 68 – – – – Operating profit 640 751 845 950 515 1,044 Interest income 16 13 9 126 26 – Interest expense (121) (69) (59) (218) (200) (140) Profit before tax 535 695 795 858 341 904 Income tax expense (266) (285) (270) (192) (102) (272) Profit for the financial year and total comprehensive income 269 410 525 666 239 632 Attributable to: - Owners of the parent 399 489 542 666 239 632 - Non-controlling interests (130) (79) (17) – – – Statement of financial position Non-current assets 3,901 3,007 6,082 5,243 Current assets 578 436 1,230 1,081 Total assets 4,479 3,443 7,312 6,324 Equity shareholders' funds 1,566 1,269 4,086 3,453 Non-controlling interests 767 532 – – Non-current liabilities 968 753 2,098 1,954 Current liabilities 1,178 889 1,128 917 Cash and cash equivalents within current assets 163 127 7 3 Non-current liabilities excluding trade and other payables and provisions 784 500 1,716 1,665 Current liabilities excluding trade and other payables and provisions 349 322 583 491 The reconciliation of summarised financial information presented to the carrying amount of our interest in the associate is set out below. Safaricom PLC Indus Towers Limited 2024 2023 2022 2024 2023 2022 €m €m €m €m €m €m Equity shareholders' funds 1,566 1,269 4,086 3,453 Interest in associates1 625 507 860 727 Goodwill 2 2 244 181 Carrying value 627 509 1,104 908 Profit for the financial year 399 489 542 666 239 632 Share of profit 159 195 217 140 50 178 Note: 1 The Group’s effective ownership percentages of Safaricom PLC and Indus Towers Limited are 39.9% and 21.0%, respectively, rounded to the nearesttenth of one percent.

182 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 182 VodafoneGroup Plc Annual Report 2024 2020 14.Tradeandotherreceivables Trade and other receivablesmainly consist of amounts owed to us by customers and amountsthat we pay to our suppliersin advance. Derivative financial instrumentswith a positive market value are reportedwithin this note as are contract assets, which represent an asset for accrued revenue in respect of goods orservices delivered to customersfor which a trade receivable does not yet exist, and finance lease receivablesrecognisedwhere the Group acts as a lessor. See note 20 ‘Leases’ formore information on the Group’sleasing activities. Accounting policies Trade receivablesrepresent amounts owed by customers where the rightto receive paymentis conditional only on the passage of time. Trade receivablesthat are recovered in instalmentsfrom customers over an extended period are discounted atmarketrates and interestrevenue is accreted over the expected repayment period.Other trade receivables do not carry any interest and are stated attheir nominal value. When the Group establishes a practice ofselling portfolios of receivablesfrom time to time these portfolios are recorded atfair value through other comprehensive income; all other trade receivables are recorded at amortised cost. The carrying value of all trade receivables, contract assets and finance lease receivablesrecorded at amortised costisreduced by allowancesfor lifetime estimated creditlosses. Estimated future creditlosses are firstrecorded on the initialrecognition of a receivable and are based on the ageing of the receivable balances, historical experience and forward looking considerations. Individual balances are written off whenmanagement deemsthemnotto be collectible. 2024 2023 €m €m Included within non-current assets Trade receivables 8 51 Trade receivables held at fair value through other comprehensive income 294 337 Net investment in leases 211 267 Contract assets 450 494 Contract-related costs 676 690 Other receivables 78 66 Prepayments 239 296 Derivative financial instruments1 4,011 5,642 5,967 7,843 Included within current assets Trade receivables 2,841 3,277 Trade receivables held at fair value through other comprehensive income 441 566 Net investment in leases 99 106 Contract assets 2,413 3,063 Contract-related costs 1,169 1,471 Amounts owed by associates and joint ventures 130 175 Other receivables 686 730 Prepayments 600 835 Derivative financial instruments1 215 482 8,594 10,705 Note: 1 Includes €22 million (2023: €198 million) of embedded derivative option forwhich fair value is based on level 3 ofthe fair value hierarchy (see section on fair value carrying value information within note 22 ‘Capital andRiskManagement’). All other items are measured atfair value and the valuation basisislevel 2 classification,which comprisesitems where fair value is determined from inputs otherthan quoted pricesthat are observable forthe asset orliability, either directly orindirectly. The Group’strade receivables and contract assets are classified at amortised cost unlessstated otherwise and are measured after allowancesfor future expected creditlosses,see note 22 ‘Capital and financialriskmanagement’ for more information on creditrisk. The carrying amounts of trade and other receivables, which are measured at amortised cost, approximate their fair value and are predominantly non-interest bearing. The Group’s contract-related costs comprise €1,814 million (2023: €2,078 million)relating to costsincurred to obtain customer contracts and €31 million (2023: €83 million)relating to costsincurred to fulfil customer contracts; an amortisation and impairment expense, excluding discontinued operationsin Spain and Italy, of €853 million (2023: €824million) wasrecognised in operating profit during the year. Other than for the embedded derivative option described above, the fair values of the derivative financial instruments are calculated by discounting the future cash flowsto net present values using appropriate marketinterestrates and foreign currency rates prevailing at 31 March.

183 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 183 VodafoneGroup Plc Annual Report 2024 15.Tradeandotherpayables Trade and other payables mainly consist of amounts owed to suppliersthat have been invoiced or are accrued and contract liabilitiesrelating to consideration received from customersin advance. They also include taxes and social security amounts due in relation to the Group’srole as an employer. Derivative financial instruments with a negative market value are reportedwithin this note. Accountingpolicies Trade payables are notinterest-bearing and are stated attheir nominal value. Re-presented1 2024 2023 €m €m Included within non-current liabilities Other payables 222 263 Insurance liabilities 254 257 Accruals 41 48 Contract liabilities 343 500 Derivative financial instruments2 1,468 1,116 2,328 2,184 Included within current liabilities Trade payables 5,613 7,599 Amounts owed to associates and joint ventures 346 329 Other taxes and social security payable 887 1,013 Other payables 846 2,080 Insurance liabilities 48 63 Accruals 4,037 4,814 Contract liabilities 1,565 2,043 Derivative financial instruments2 56 306 13,398 18,247 Notes: 1. The insurance liabilities comparativesforthe year-end 31 March 2023 have been re-presented forthe adoption of IFRS 17 ‘Insurance Contracts’ although there is no impact on the total amounts. See note 1 ‘Basis of preparation’ formore information. 2. Items are measured atfair value and the valuation basisislevel 2 classification, which comprisesitems where fair value is determined from inputs otherthan quoted pricesthat are observable forthe asset orliability, either directly orindirectly. The carrying amounts of trade and other payables approximate their fair value. Materially all of the €2,043 million recorded as current contractliabilities at 1 April 2023 wasrecognised asrevenue during the year with the exception of Vodacom Italy and Vodafone Spain whose revenue of €299million will be reported as part of the discontinued operation. See note 7 ‘Discontinued operations and assets held forsale’ for more information. Insurance liabilitiesincluded within non-currentliabilitiesinclude €254million (2023: €257 million) in respect of the re-insurance of a third party annuity policy related to the Vodafone and CWWSections of the Vodafone UK Group Pension Scheme. The fair values of the derivative financial instruments are calculated by discounting the future cash flowsto net present values using appropriate marketinterestrates and foreign currency rates prevailing at 31 March. Notes tothe consolidated financial statements (continued) 182 VodafoneGroup Plc Annual Report 2024 2020 14.Tradeandotherreceivables Trade and other receivablesmainly consist of amounts owed to us by customers and amountsthat we pay to our suppliersin advance. Derivative financial instrumentswith a positive market value are reportedwithin this note as are contract assets, which represent an asset for accrued revenue in respect of goods orservices delivered to customersfor which a trade receivable does not yet exist, and finance lease receivablesrecognisedwhere the Group acts as a lessor. See note 20 ‘Leases’ formore information on the Group’sleasing activities. Accounting policies Trade receivablesrepresent amounts owed by customers where the rightto receive paymentis conditional only on the passage of time. Trade receivablesthat are recovered in instalmentsfrom customers over an extended period are discounted atmarketrates and interestrevenue is accreted over the expected repayment period.Other trade receivables do not carry any interest and are stated attheir nominal value. When the Group establishes a practice ofselling portfolios of receivablesfrom time to time these portfolios are recorded atfair value through other comprehensive income; all other trade receivables are recorded at amortised cost. The carrying value of all trade receivables, contract assets and finance lease receivablesrecorded at amortised costisreduced by allowancesfor lifetime estimated creditlosses. Estimated future creditlosses are firstrecorded on the initialrecognition of a receivable and are based on the ageing of the receivable balances, historical experience and forward looking considerations. Individual balances are written off whenmanagement deemsthemnotto be collectible. 2024 2023 €m €m Included within non-current assets Trade receivables 8 51 Trade receivables held at fair value through other comprehensive income 294 337 Net investment in leases 211 267 Contract assets 450 494 Contract-related costs 676 690 Other receivables 78 66 Prepayments 239 296 Derivative financial instruments1 4,011 5,642 5,967 7,843 Included within current assets Trade receivables 2,841 3,277 Trade receivables held at fair value through other comprehensive income 441 566 Net investment in leases 99 106 Contract assets 2,413 3,063 Contract-related costs 1,169 1,471 Amounts owed by associates and joint ventures 130 175 Other receivables 686 730 Prepayments 600 835 Derivative financial instruments1 215 482 8,594 10,705 Note: 1 Includes €22 million (2023: €198 million) of embedded derivative option forwhich fair value is based on level 3 ofthe fair value hierarchy (see section on fair value carrying value information within note 22 ‘Capital andRiskManagement’). All other items are measured atfair value and the valuation basisislevel 2 classification,which comprisesitems where fair value is determined from inputs otherthan quoted pricesthat are observable forthe asset orliability, either directly orindirectly. The Group’strade receivables and contract assets are classified at amortised cost unlessstated otherwise and are measured after allowancesfor future expected creditlosses,see note 22 ‘Capital and financialriskmanagement’ for more information on creditrisk. The carrying amounts of trade and other receivables, which are measured at amortised cost, approximate their fair value and are predominantly non-interest bearing. The Group’s contract-related costs comprise €1,814 million (2023: €2,078 million)relating to costsincurred to obtain customer contracts and €31 million (2023: €83 million)relating to costsincurred to fulfil customer contracts; an amortisation and impairment expense, excluding discontinued operationsin Spain and Italy, of €853 million (2023: €824million) wasrecognised in operating profit during the year. Other than for the embedded derivative option described above, the fair values of the derivative financial instruments are calculated by discounting the future cash flowsto net present values using appropriate marketinterestrates and foreign currency rates prevailing at 31 March.

184 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 184 VodafoneGroup Plc Annual Report 2024 2020 16.Provisions A provision is a liability recorded in the Consolidated statement of financial position,where there is uncertainty over the timing or amountthat will be paid, and istherefore often estimated. Themain provisionswe hold are in relation to asset retirement obligations,which include the cost of returning network infrastructure sitesto their original condition atthe end of the lease and claimsfor legal and regulatorymatters. Accounting policies ProvisionsarerecognisedwhentheGrouphasapresentobligation(legalorconstructive)asaresultofapastevent,itisprobablethattheGroupwillbe requiredtosettlethatobligationandareliableestimatecanbemadeoftheamountoftheobligation.ProvisionsaremeasuredattheDirectors’best estimateoftheexpenditurerequiredtosettletheobligationatthereportingdateandarediscountedtopresentvaluewheretheeffectismaterial.Where thetimingofsettlementisuncertainamountsareclassifiedasnon-currentwheresettlementisexpectedmorethan12monthsfromthereportingdate. Assetretirement obligations InthecourseoftheGroup’sactivities,anumberofsitesandotherassetsareutilisedwhichareexpectedtohavecostsassociatedwithdecommissioning. Theassociatedcashoutflowsaresubstantiallyexpectedtooccuratthedatesofdecommissioningoftheassetstowhichtheyrelate,andarelongtermin nature. Legal andregulatory The Group isinvolved in a number of legal and other disputes, including where the Group hasreceived notifications of possible claims. The Directors ofthe Company, after taking legal advice, have established provisions considering the facts of each case. For a discussion of certain legal issues potentially affecting the Group see note 29 ‘Contingent liabilities and legal proceedings’to the consolidated financial statements. Restructuring The Group undertakes periodic reviews of its operations and recognises provisions asrequired based on the outcomes of these reviews. The associated cash outflowsfor restructuring costs are primarily less than one year. Other Comprises variousitemsthat do not fallwithin the Group’s other categories of provisions. Asset retirement Legal and obligations regulatory Restructuring Other Total €m €m €m €m €m 1 April 2022 1,470 449 302 327 2,548 Exchange movements (22) (28) – (2) (52) Disposal of subsidiaries (578) (8) (2) (2) (590) Amounts capitalised in the year 185 – – – 185 Amounts charged to the income statement – 138 425 126 689 Utilised in the year - payments (59) (44) (181) (123) (407) Amounts released to the income statement (1) (77) (36) (48) (162) Other 35 – – – 35 31 March 2023 1,030 430 508 278 2,246 Exchange movements (7) (24) 3 (3) (31) Amounts capitalised in the year 146 – – – 146 Amounts charged to the income statement – 162 774 206 1,142 Utilised in the year - payments (54) (72) (290) (116) (532) Amounts released to the income statement (5) (131) (7) (43) (186) Transfer to liabilities held for sale (177) (96) (46) (31) (350) Other – – – 13 13 31 March 2024 933 269 942 304 2,448

185 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 185 VodafoneGroup Plc Annual Report 2024 Provisions have been analysed between current and non-current as follows: Asset retirement Legal and obligations regulatory Restructuring Other Total €m €m €m €m €m Current liabilities 59 232 361 181 833 Non-current liabilities 874 37 581 123 1,615 31 March 2024 933 269 942 304 2,448 Asset retirement Legal and obligations regulatory Restructuring Other Total €m €m €m €m €m Current liabilities 61 193 298 122 674 Non-current liabilities 969 237 210 156 1,572 31 March 2023 1,030 430 508 278 2,246 17. Called up share capital Called up share capital is the number of shares in issue at their par value. A number of shares were allotted during the year in relation to employee share schemes. Accounting policies Equity instruments issued by the Group are recorded at the amount of the proceeds received, net of direct issuance costs. 2024 2023 Number €m Number €m Ordinary shares of 20 2021 US cents each allotted, issued and fully paid:1, 2 1 April 28,818,256,058 4,797 28,817,627,868 4,797 Allotted during the year 427,750 – 628,190 – 31 March 28,818,683,808 4,797 28,818,256,058 4,797 Notes: 1 At 31 March 2024, there were 50,000 (2023: 50,000) 7% cumulative fixed rate shares of £1 each in issue. 2 At 31 March 2024, the Group held 1,738,561,954 (2023: 1,825,691,429) treasury shares with a nominal value of €289 million (2023: €304 million). The market value of shares held was €1,434 million (2023: €1,855 million). During the year, 87,129,475 (2023: 85,844,124) treasury shares were reissued under Group share schemes and no (2023: 1,463,959,031) shares were repurchased under the 2022 scheme which completed on 15 March 2023. On 14 May 2024, the Group announced that it would commence an initial €500 million share buyback programme, starting on 15 May 2024, as part of plans to return €2.0 billion over 12 months. Notes tothe consolidated financial statements (continued) 184 VodafoneGroup Plc Annual Report 2024 2020 16.Provisions A provision is a liability recorded in the Consolidated statement of financial position,where there is uncertainty over the timing or amountthat will be paid, and istherefore often estimated. Themain provisionswe hold are in relation to asset retirement obligations,which include the cost of returning network infrastructure sitesto their original condition atthe end of the lease and claimsfor legal and regulatorymatters. Accounting policies ProvisionsarerecognisedwhentheGrouphasapresentobligation(legalorconstructive)asaresultofapastevent,itisprobablethattheGroupwillbe requiredtosettlethatobligationandareliableestimatecanbemadeoftheamountoftheobligation.ProvisionsaremeasuredattheDirectors’best estimateoftheexpenditurerequiredtosettletheobligationatthereportingdateandarediscountedtopresentvaluewheretheeffectismaterial.Where thetimingofsettlementisuncertainamountsareclassifiedasnon-currentwheresettlementisexpectedmorethan12monthsfromthereportingdate. Assetretirement obligations InthecourseoftheGroup’sactivities,anumberofsitesandotherassetsareutilisedwhichareexpectedtohavecostsassociatedwithdecommissioning. Theassociatedcashoutflowsaresubstantiallyexpectedtooccuratthedatesofdecommissioningoftheassetstowhichtheyrelate,andarelongtermin nature. Legal andregulatory The Group isinvolved in a number of legal and other disputes, including where the Group hasreceived notifications of possible claims. The Directors ofthe Company, after taking legal advice, have established provisions considering the facts of each case. For a discussion of certain legal issues potentially affecting the Group see note 29 ‘Contingent liabilities and legal proceedings’to the consolidated financial statements. Restructuring The Group undertakes periodic reviews of its operations and recognises provisions asrequired based on the outcomes of these reviews. The associated cash outflowsfor restructuring costs are primarily less than one year. Other Comprises variousitemsthat do not fallwithin the Group’s other categories of provisions. Asset retirement Legal and obligations regulatory Restructuring Other Total €m €m €m €m €m 1 April 2022 1,470 449 302 327 2,548 Exchange movements (22) (28) – (2) (52) Disposal of subsidiaries (578) (8) (2) (2) (590) Amounts capitalised in the year 185 – – – 185 Amounts charged to the income statement – 138 425 126 689 Utilised in the year - payments (59) (44) (181) (123) (407) Amounts released to the income statement (1) (77) (36) (48) (162) Other 35 – – – 35 31 March 2023 1,030 430 508 278 2,246 Exchange movements (7) (24) 3 (3) (31) Amounts capitalised in the year 146 – – – 146 Amounts charged to the income statement – 162 774 206 1,142 Utilised in the year - payments (54) (72) (290) (116) (532) Amounts released to the income statement (5) (131) (7) (43) (186) Transfer to liabilities held for sale (177) (96) (46) (31) (350) Other – – – 13 13 31 March 2024 933 269 942 304 2,448

186 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 186 VodafoneGroup Plc Annual Report 2024 2020 18.Reconciliationofnet cashflowfromoperatingactivities The table below shows how our profit for the year from continuing operationstranslatesinto cash flows generated from our operating activities. Re-presented1 Re-presented1 2024 2023 2022 Notes €m €m €m Profit for the financial year 1,505 12,335 2,773 Loss/(Profit) for the financial year from discontinued operations 65 247 (185) Profit for the financial year from continuing operations 1,570 12,582 2,588 Investment income 5 (581) (232) (251) Financing costs 5 2,626 1,609 1,842 Income tax expense 6 50 492 1,561 Operating profit 3,665 14,451 5,740 Adjustments for: Share-based payments and other non-cash charges 98 58 165 Depreciation and amortisation 10, 11 10,414 10,255 10,417 Loss on disposal of property, plant and equipment and intangible assets 34 33 40 Share of result of equity accounted associates and joint ventures 12 96 (433) (389) Impairment (reversal)/loss 4 (64) 64 – Other income 3 (372) (9,402) (244) Decrease / (increase) in inventory 177 (168) (171) (Increase)/decrease in trade and other receivables 14 (597) (486) (629) Increase/(decrease) in trade and other payables 15 534 1,446 581 Cash generated by operations 13,985 15,818 15,510 Net tax paid (724) (1,228) (916) Cashflows from discontinued operations 3,296 3,464 3,487 Net cash flow from operating activities 16,557 18,054 18,081 Note: 1 The resultsforthe years ended 31March 2023 and 31 March 2022 have been re-presented to reflectthat the results of Vodafone Spain and Vodafone Italy are nowreported as discontinued operations. See note 7 ‘Discontinued operations and assets held forsale’ formore information. 19.Cashandcash equivalents The majority ofthe Group’s cash is held in bank deposits ormoneymarket fundswhich have a maturity ofthreemonths or lessfromacquisition to enable ustomeet ourshort-term liquidity requirements. Accounting policies Cash and cash equivalents comprise cash and bank deposits, and othershort-termhighly liquid investmentsthat are readily convertible to a known amount of cash and are subjectto an insignificant risk of changesin value. Assetsinmoney marketfunds, whose contractual cash flows do not representsolely payments of interest and principal, are measured atfair value with gains and losses arising from changesin fair value included in net profit or lossfor the period. All other cash and cash equivalents are measured at amortised cost. 2024 2023 €m €m Cash and bank deposits1 4,168 3,924 Money market funds2 2,015 7,781 Cash and cash equivalents as presented in the consolidated statement of financial position 6,183 11,705 Bank overdrafts (111) (77) Cash and cash equivalents of discontinued operations 42 – Cash and cash equivalents as presented in the consolidated statement of cash flows 6,114 11,628 Note: 1 Includes bank deposits underrepurchase agreements of €2,034million (2023: €1,750 million). 2 Items are measured atfair value and the valuation basisislevel 1 classification,which comprisesfinancial instruments where fair value is determined by unadjusted quoted pricesin active markets. The carrying amount of balances at amortised cost approximatestheir fair value. Cash and cash equivalents of €1,629million (2023: €1,572 million) are held in countries with restrictions on remittances but where the balances could be used to repay subsidiaries’ third party liabilities. In addition, those balances could also be used to repay €790 million (2023: €722 million) of intercompany liabilities as at 31 March 2024.

187 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 187 VodafoneGroup Plc Annual Report 2024 20.Leases The Group leases assetsfrom other parties(the Group is a lessee) and also leases assetsto other parties(the Group is a lessor). This note describes how the Group accountsfor leases and provides details about itslease arrangements. Accountingpolicies As a lessee When the Group leases an asset, a ‘right-of-use asset’ isrecognised for the leased item and a lease liability isrecognised for any lease paymentsto be paid over the lease termatthe lease commencement date. The right-of-use assetisinitially measured at cost, being the present value of the lease payments paid or payable, plus any initial direct costsincurred in entering the lease and less any lease incentivesreceived. Right-of-use assets are depreciated on a straight-line basisfrom the commencement date to the earlier of the end of the asset’s useful life or the end of the lease term. The lease term isthe non-cancellable period of the lease plus any periodsfor which the Group is‘reasonably certain’ to exercise any extension options(see below). The useful life of the assetis determined in amanner consistentto that for owned property, plant and equipment(as described in note 11 ‘Property, plant and equipment’). If right-of-use assets are considered to be impaired, the carrying value is reduced accordingly. Lease liabilities are initially measured atthe value of the lease payments over the lease term that are not paid at the commencement date and are usually discounted using the incremental borrowing rates of the applicable Group entity (the rate implicitin the lease is used if itisreadily determinable). Lease paymentsincluded in the lease liability include both fixed payments and in-substance fixed payments during the term of the lease. After initialrecognition, the lease liability isrecorded at amortised cost using the effective interestmethod. Itisremeasured when there is a change in future lease payments arising from a change in an index or rate (e.g. an inflation related increase) or if the Group’s assessment of the lease term changes; any changesin the lease liability as a result of these changes also resultsin a corresponding change in the recorded right-of-use asset unlessthe right-of-use assetisreduced to zero in which case the remaining amount of the remeasurementisrecognised in profit or loss. Lease modificationsthatincrease the scope of a lease by adding the right to use one or more underlying assetsin return for consideration commensurate with the stand-alone price for the additional lease components are treated asseparate leases. If a lease modification decreasesthe scope of the lease, the Group remeasures both the right-of-use asset and the lease liability and recognises any gain or lossin profit or loss. Other lease modificationsresultin a remeasurement of the lease liability with an adjustmentto the right-of-use asset. Remeasured lease liabilities are discounted atthe modification date using a current discountrate. As a lessor Where the Group is a lessor, it determines atinception whether the lease is a finance or an operating lease. When a lease transferssubstantially all the risks and rewards of ownership of the underlying assetthen the lease is a finance lease; otherwise the lease is an operating lease. Where the Group is an intermediate lessor, the interestsin the head lease and the sublease are accounted forseparately and the lease classification of a sublease is determined by reference to the right-of-use asset arising from the head lease. Income from operating leasesisrecognised on a straight-line basis overthe lease term. Income from finance leasesisrecognised atlease commencementwith any interestincome recognised over the lease term. Lease income isrecognised asrevenue for transactionsthat are part of the Group’s ordinary activities(i.e. primarily leases of handsets or other equipmentto customers, leases ofwholesale accessto the Group’sfibre and cable networks and leases of tower infrastructure assets). The Group usesIFRS 15 principlesto allocate the consideration in contracts between any lease and non-lease components. TheGroup’s leasingactivities as a lessee The Group leases buildingsfor itsretailstores, offices and data centres, land on which to constructmobile base stations,space on mobile base stationsto place active RANequipment and network space (primarily rack space or ductspace). In addition, the Group leasesfibre and other fixed connectivity to provide internal connectivity for the Group’s operations and on a wholesale basisfrom other operatorsto provide fixed connectivity servicesto the Group’s customers. The Group’s general approach to determining lease term by class of assetis described in note 1 ‘Basis of preparation’ under ‘Critical accounting judgements and key sources of estimation uncertainty’. Most of the Group’sleasesinclude future price increasesthrough fixed percentage increases, indexation to inflation measures on a periodic basis or rentreviewclauses. Other than fixed percentage increasesthe lease liability does notreflectthe impact of these future increases unlessthe measurement date has passed. The Group’sleases contain nomaterial variable payments clauses other than those related to the number of operatorssharing space on third party mobile base stations. Notes tothe consolidated financial statements (continued) 186 VodafoneGroup Plc Annual Report 2024 2020 18.Reconciliationofnet cashflowfromoperatingactivities The table below shows how our profit for the year from continuing operationstranslatesinto cash flows generated from our operating activities. Re-presented1 Re-presented1 2024 2023 2022 Notes €m €m €m Profit for the financial year 1,505 12,335 2,773 Loss/(Profit) for the financial year from discontinued operations 65 247 (185) Profit for the financial year from continuing operations 1,570 12,582 2,588 Investment income 5 (581) (232) (251) Financing costs 5 2,626 1,609 1,842 Income tax expense 6 50 492 1,561 Operating profit 3,665 14,451 5,740 Adjustments for: Share-based payments and other non-cash charges 98 58 165 Depreciation and amortisation 10, 11 10,414 10,255 10,417 Loss on disposal of property, plant and equipment and intangible assets 34 33 40 Share of result of equity accounted associates and joint ventures 12 96 (433) (389) Impairment (reversal)/loss 4 (64) 64 – Other income 3 (372) (9,402) (244) Decrease / (increase) in inventory 177 (168) (171) (Increase)/decrease in trade and other receivables 14 (597) (486) (629) Increase/(decrease) in trade and other payables 15 534 1,446 581 Cash generated by operations 13,985 15,818 15,510 Net tax paid (724) (1,228) (916) Cashflows from discontinued operations 3,296 3,464 3,487 Net cash flow from operating activities 16,557 18,054 18,081 Note: 1 The resultsforthe years ended 31March 2023 and 31 March 2022 have been re-presented to reflectthat the results of Vodafone Spain and Vodafone Italy are nowreported as discontinued operations. See note 7 ‘Discontinued operations and assets held forsale’ formore information. 19.Cashandcash equivalents The majority ofthe Group’s cash is held in bank deposits ormoneymarket fundswhich have a maturity ofthreemonths or lessfromacquisition to enable ustomeet ourshort-term liquidity requirements. Accounting policies Cash and cash equivalents comprise cash and bank deposits, and othershort-termhighly liquid investmentsthat are readily convertible to a known amount of cash and are subjectto an insignificant risk of changesin value. Assetsinmoney marketfunds, whose contractual cash flows do not representsolely payments of interest and principal, are measured atfair value with gains and losses arising from changesin fair value included in net profit or lossfor the period. All other cash and cash equivalents are measured at amortised cost. 2024 2023 €m €m Cash and bank deposits1 4,168 3,924 Money market funds2 2,015 7,781 Cash and cash equivalents as presented in the consolidated statement of financial position 6,183 11,705 Bank overdrafts (111) (77) Cash and cash equivalents of discontinued operations 42 – Cash and cash equivalents as presented in the consolidated statement of cash flows 6,114 11,628 Note: 1 Includes bank deposits underrepurchase agreements of €2,034million (2023: €1,750 million). 2 Items are measured atfair value and the valuation basisislevel 1 classification,which comprisesfinancial instruments where fair value is determined by unadjusted quoted pricesin active markets. The carrying amount of balances at amortised cost approximatestheir fair value. Cash and cash equivalents of €1,629million (2023: €1,572 million) are held in countries with restrictions on remittances but where the balances could be used to repay subsidiaries’ third party liabilities. In addition, those balances could also be used to repay €790 million (2023: €722 million) of intercompany liabilities as at 31 March 2024.

188 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 188 VodafoneGroup Plc Annual Report 2024 2020 20.Leases(continued) Optionalleaseperiods Where practicable the Group seeksto include extension or break optionsin leasesto provide operational flexibility, therefore many of the Group’s lease contracts contain optional periods. The Group’s policy on assessing and reassessing whether itisreasonably certain that the optional period will be included in the lease term is described in note 1 ‘Basis of preparation’ under ‘Critical accounting judgements and key sources of estimation uncertainty’. After initialrecognition of a lease, the Group only reassessesthe lease term when there is a significant event or a significant change in circumstances,which was not anticipated atthe time of the previous assessment. Significant events orsignificant changesin circumstances could include merger and acquisition orsimilar activity,significant expenditure on the leased asset not anticipated in the previous assessment, or detailed management plansindicating a different conclusion on optional periodsto the previous assessment. Where a significant event orsignificant change in circumstances does not occur, the lease termand therefore lease liability and right-of-use asset value, will decline over time. The Group’s cash outflow for leasesin the year ended 31 March 2024 was €3,567 million (2023 re-presented1 : €3,067million, 2022 re-presented1 : €3,018 million) and absentsignificantfuture changesin the volume of the Group’s activities or otherstrategic orstructural changesto the Group resulting in the use of more or fewer owned assets, thislevel of cash outflow from leaseswould be expected to continue for future periods,subject to contractual price increases. The future cash outflowsincluded within lease liabilities are shown in thematurity analysis below. The maturity analysis only includesthe reasonably certain paymentsto be made; cash outflowsin these future periodswill likely exceed these amounts as payments will bemade on optional periods not considered reasonably certain at present and on new leases entered into in future periods. The Group’sleasesfor customer connectivity are normally either under regulated access or network sharing orsimilar preferential access arrangements and as a resultthe Group normally hassignificantflexibility over the term it can lease such connectionsfor; generally the notice period required to cancel the lease islessthan the notice period included in the service contractwith the end customer. As a result, the Group does not have any significant cash exposure to optional periods on customer connectivity asthe Group can cancelthe lease when the service agreement ends. In some circumstancesthe Group is committed tominimum spend amountsfor connectivity leases, which are included within reported lease liabilities. Saleandleaseback In the year ended 31 March 2023, the Group disposed of itsinterestin Vantage Towers A.G. (‘Vantage Towers’) into a new joint venture, Oak Holdings 1 GmbH (‘Oak’); Vodafone retained an interest of 64.2% inOak, which owns 89.3% of Vantage Towers(see note 27 ‘Acquisitions and disposals’ for additional details). The Group has agreements with Vantage Towersto lease back spaces on itstowers(see note 30 ‘Related party transactions’). The Group de-recognised assetsrelated to the mobile base stationswith a net book value of €4,793 million. A total net gain on disposal of €9,287 million wasrealised in the year ended 31 March 2023 as a result of the disposal of Vantage Towers; €680 million of this gain, reflecting the gain on the proportion ofsold towersretained through the leaseback, wasrecorded in the year ended 31 March 2023 as a reduction in the value of the right-of-use assetrecognised for the leaseback of towerspace and will be realised as a reduction in depreciation over the term of the leaseback until November 2028. Othersale and leaseback transactions entered into by the Groupwere notmaterial, individually or in aggregate. Amounts recognised inthe primary financial statements inrelation tolessee transactions Right-of-useassets The carrying value of the Group’sright-of-use assets, depreciation charge for the year and additions during the year are disclosed in note 11 ‘Property, plant and equipment’. Leaseliabilities The Group’slease liabilities are disclosed in note 21 ‘Borrowings’. The maturity profile of the Group’slease liabilitiesis asfollows: 2024 2023 €m €m Within one year 2,603 3,452 In more than one year but less than two years 1,984 2,574 In more than two years but less than three years 1,599 2,200 In more than three years but less than four years 1,461 1,981 In more than four years but less than five years 1,129 1,810 In more than five years 2,366 3,240 11,142 15,257 Effect of discounting (1,470) (1,893) Lease liability - as disclosed in note 21 ‘Borrowings’ 9,672 13,364 At 31 March 2024 the Group has committed to enter into future lease contractswith future undiscounted lease payments of €1,339 million (31 March 2023 restated2 : €1,491million) which includes €1,031 million (31 March 2023: €1,171million) of commitmentsto Vantage Towers A.G. for tower leases which are due to commence over the period until March 2026 and which will be payable during the eight year lease termfollowing the commencement ofrespective individual leases. Notes: 1 The cash outflowsforthe years ended 31 March 2023 and 31 March 2022 have been re-presented to reflectthatthe results of Vodafone Spain and Vodafone Italy are nowreported as discontinued operations, decreasing the previously disclosed amounts by €1,412million (2022: €1,320 million). See note 7 ‘Discontinued operations and assets held forsale’ formore information. 2 The prior year comparative amount has been restated to reflectthe commitmentsto Vantage Towers A.G.thatwere not previously reported.

189 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 189 VodafoneGroup Plc Annual Report 2024 Interest expense on lease liabilitiesfor the year is disclosed in note 5 ‘Investment income and financing costs’. The Group has nomaterial liabilities under residual value guarantees andmakes nomaterial variable payments not included in the lease liability. The Group does not apply either the shortterm or lowvalue expedient optionsin IFRS 16 ‘Leases’. TheGroup’s leasingactivities as a lessor The Group has a wide range of lessor activitieswith consumer and enterprise customers, other telecommunication companies and other companies. With consumer and enterprise customers, the Group generateslease income from the provision of handsets, routers and other communications equipment. The Group provideswholesale accessto the Group’sfibre and cable networks, leases outspace on the Group’s owned mobile base stationsto other telecommunication companies and subleases certain retained mobile base station sitesto telecommunication tower companies. In addition, the Group subleasesretailstoresto franchise partnersin certainmarkets and leases outsurplus assets(e.g. vacant offices and retailstores) to other companies. Lessor transactions are classified as operating or finance leases based onwhether the lease transferssubstantially all of the risks and rewards incidental to ownership of the asset. Leases are individually assessed, but generally, the Group’slessor transactionsin the year are classified as: - Operating leaseswhere the Group provideswholesale accessto itsfibre and cable networks, providesrouters orsimilar equipmentto fixed customers or islessor ofspace on owned mobile base stations; and - Finance leaseswhere the Group issub-lessor of handsets orsimilar itemsin back-to-back arrangements or where surplus assets or certain retained mobile base stationssites are sublet outfor all orsubstantially all of the remaining head lease term. The Group’sincome as a lessor in the year is asfollows: Re-presented1 Re-presented1 2024 2023 2022 €m €m €m Operating leases Lease revenue (note 2 ‘Revenue disaggregation and segmental analysis’) 463 673 673 Income from leases not recognised as revenue 38 37 36 Substantially all of the Group’sincome as a lessor is operating lease income. The committed amountsto be received from the Group’s operating leases are asfollows: Maturity Within one year In one to two years In two to three years In three to four years In four to five years In more than five years Total €m €m €m €m €m €m €m Committed operating lease payments due to the Group as a lessor 31 March 2024 296 121 29 16 9 20 491 31 March 2023 Re-presented2 275 114 30 14 7 4 444 31 March 2022 Re-presented2 487 234 153 126 113 342 1,455 The Group recognises a netinvestment in leases(receivables) as a result of providing finance leases as a lessor, which are disclosed in note 14 ‘Trade and other receivables’. The maturity profile of the Group’s netinvestment in leasesis asfollows: 2024 2023 €m €m Within one year 106 111 In more than one year but less than two years 80 88 In more than two years but less than three years 56 67 In more than three years but less than four years 49 54 In more than four years but less than five years 35 47 In more than five years 17 39 343 406 Unearned finance income (33) (33) Net investment in leases - as disclosed in note 14 ‘Trade and other receivables’ 310 373 TheGroup has nomaterial lease income arising fromvariable lease payments. Notes: 1 The resultsforthe years ended31March2023and31March2022havebeenre-presentedto reflectthatthe resultsofVodafone SpainandVodafone Italy arenowreportedas discontinued operations,decreasingthepreviouslydisclosedamountsoflease revenue andincome fromleasesnotrecognisedasrevenueby€78million(2022:€85million) and€10million(2022:€9million), respectively. Seenote7‘Discontinuedoperations andassetsheldforsale’formore information. 2 The committedoperatingleasepayments asof31March2023and31March2022havebeenre-presentedto reflectthatthe resultsofVodafone SpainandVodafone Italy arenowreportedas discontinuedoperations,decreasingthepreviouslydisclosedtotal amounts by€51million(2022:€54million). Seenote7‘Discontinuedoperations andassetsheldforsale’formore information. Notes tothe consolidated financial statements (continued) 188 VodafoneGroup Plc Annual Report 2024 2020 20.Leases(continued) Optionalleaseperiods Where practicable the Group seeksto include extension or break optionsin leasesto provide operational flexibility, therefore many of the Group’s lease contracts contain optional periods. The Group’s policy on assessing and reassessing whether itisreasonably certain that the optional period will be included in the lease term is described in note 1 ‘Basis of preparation’ under ‘Critical accounting judgements and key sources of estimation uncertainty’. After initialrecognition of a lease, the Group only reassessesthe lease term when there is a significant event or a significant change in circumstances,which was not anticipated atthe time of the previous assessment. Significant events orsignificant changesin circumstances could include merger and acquisition orsimilar activity,significant expenditure on the leased asset not anticipated in the previous assessment, or detailed management plansindicating a different conclusion on optional periodsto the previous assessment. Where a significant event orsignificant change in circumstances does not occur, the lease termand therefore lease liability and right-of-use asset value, will decline over time. The Group’s cash outflow for leasesin the year ended 31 March 2024 was €3,567 million (2023 re-presented1 : €3,067million, 2022 re-presented1 : €3,018 million) and absentsignificantfuture changesin the volume of the Group’s activities or otherstrategic orstructural changesto the Group resulting in the use of more or fewer owned assets, thislevel of cash outflow from leaseswould be expected to continue for future periods,subject to contractual price increases. The future cash outflowsincluded within lease liabilities are shown in thematurity analysis below. The maturity analysis only includesthe reasonably certain paymentsto be made; cash outflowsin these future periodswill likely exceed these amounts as payments will bemade on optional periods not considered reasonably certain at present and on new leases entered into in future periods. The Group’sleasesfor customer connectivity are normally either under regulated access or network sharing orsimilar preferential access arrangements and as a resultthe Group normally hassignificantflexibility over the term it can lease such connectionsfor; generally the notice period required to cancel the lease islessthan the notice period included in the service contractwith the end customer. As a result, the Group does not have any significant cash exposure to optional periods on customer connectivity asthe Group can cancelthe lease when the service agreement ends. In some circumstancesthe Group is committed tominimum spend amountsfor connectivity leases, which are included within reported lease liabilities. Saleandleaseback In the year ended 31 March 2023, the Group disposed of itsinterestin Vantage Towers A.G. (‘Vantage Towers’) into a new joint venture, Oak Holdings 1 GmbH (‘Oak’); Vodafone retained an interest of 64.2% inOak, which owns 89.3% of Vantage Towers(see note 27 ‘Acquisitions and disposals’ for additional details). The Group has agreements with Vantage Towersto lease back spaces on itstowers(see note 30 ‘Related party transactions’). The Group de-recognised assetsrelated to the mobile base stationswith a net book value of €4,793 million. A total net gain on disposal of €9,287 million wasrealised in the year ended 31 March 2023 as a result of the disposal of Vantage Towers; €680 million of this gain, reflecting the gain on the proportion ofsold towersretained through the leaseback, wasrecorded in the year ended 31 March 2023 as a reduction in the value of the right-of-use assetrecognised for the leaseback of towerspace and will be realised as a reduction in depreciation over the term of the leaseback until November 2028. Othersale and leaseback transactions entered into by the Groupwere notmaterial, individually or in aggregate. Amounts recognised inthe primary financial statements inrelation tolessee transactions Right-of-useassets The carrying value of the Group’sright-of-use assets, depreciation charge for the year and additions during the year are disclosed in note 11 ‘Property, plant and equipment’. Leaseliabilities The Group’slease liabilities are disclosed in note 21 ‘Borrowings’. The maturity profile of the Group’slease liabilitiesis asfollows: 2024 2023 €m €m Within one year 2,603 3,452 In more than one year but less than two years 1,984 2,574 In more than two years but less than three years 1,599 2,200 In more than three years but less than four years 1,461 1,981 In more than four years but less than five years 1,129 1,810 In more than five years 2,366 3,240 11,142 15,257 Effect of discounting (1,470) (1,893) Lease liability - as disclosed in note 21 ‘Borrowings’ 9,672 13,364 At 31 March 2024 the Group has committed to enter into future lease contractswith future undiscounted lease payments of €1,339 million (31 March 2023 restated2 : €1,491million) which includes €1,031 million (31 March 2023: €1,171million) of commitmentsto Vantage Towers A.G. for tower leases which are due to commence over the period until March 2026 and which will be payable during the eight year lease termfollowing the commencement ofrespective individual leases. Notes: 1 The cash outflowsforthe years ended 31 March 2023 and 31 March 2022 have been re-presented to reflectthatthe results of Vodafone Spain and Vodafone Italy are nowreported as discontinued operations, decreasing the previously disclosed amounts by €1,412million (2022: €1,320 million). See note 7 ‘Discontinued operations and assets held forsale’ formore information. 2 The prior year comparative amount has been restated to reflectthe commitmentsto Vantage Towers A.G.thatwere not previously reported.

190 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 190 VodafoneGroup Plc Annual Report 2024 2020 21.Borrowings The Group’ssources of borrowing for funding and liquidity purposes come from a range of committed bank facilities and through short-term and long-term issuancesin the capital marketsincluding bond and commercial paper issues and bank loans. Liabilities arising from the Group’slease arrangements are also reported in borrowings;see note 20 ‘Leases’. Wemanage the basis onwhich we incur interest on debt between fixed interest rates and floating interestrates depending onmarket conditions using interestrate derivatives. The Group entersinto foreign exchange contractsto mitigate the impact of exchange ratemovements on certain monetary items. Accounting policies Interest-bearing loans and overdrafts are initially measured atfair value (which is equal to cost atinception), and are subsequently measured at amortised cost, using the effective interestrate method. Where they are identified as a hedged item in a designated fair value hedge relationship, fair value adjustments are recognised in accordancewith our policy (see note 22 ‘Capital and financialrisk management’). Any difference between the proceeds net of transaction costs and the amount due on settlement or redemption of borrowingsisrecognised over the term of the borrowing. Borrowings 2024 2023 €m €m Non-current borrowings Bonds 39,451 39,512 Bank loans 402 487 Lease liabilities (note 20) 7,416 10,318 Other borrowings1 1,059 1,352 48,328 51,669 Current borrowings Bonds 1,292 4,604 Bank loans 365 308 Lease liabilities (note 20) 2,256 3,046 Collateral liabilities 2,628 4,886 Bank borrowings secured against Indian assets 1,720 1,485 Other borrowings1 398 392 8,659 14,721 Borrowings 56,987 66,390 Note: 1 Includes €862million (2023: €1,140 million) and €158million (2023: €196million) of licence and spectrum fees payable in non-current and current borrowingsrespectively. The fair value of the Group’sfinancial liabilities held at amortised cost approximate to fair value with the exception of long-term bondswith a carrying value of €39,451million (2023: €39,512 million) which have a fair value of €35,885 million (2023: €35,044 million). Fair value is based on level 1 of the fair value hierarchy using quoted market prices. The Group’s current borrowings also include €1,720 million (2023: €1,485 million) of bank borrowingsthat are secured against the Group’s shareholdingsin Indus Towers and Vodafone Idea (see note 12 ‘Investmentsin Associates and Joint Ventures’ for further details of these assets) and will be repaid through the realisation of proceedsfrom those assets. This arrangement contains an embedded derivative option which has been separately fair valued and is presented within derivative assetsin current assets(see note 14 ‘Trade and other receivables’). The Group’s borrowings, which include certain bondsthat have been designated in hedge relationships, are carried at €1,229 million higher (2023: €1,282 million higher) than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than euros, the Group has entered into foreign currency swapsto fixthe euro cash outflows on redemption. The impact of these swapsis notreflected in borrowings and would decrease the euro equivalentredemption value of the bonds by €1,559million (2023: €1,440 million).

191 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 191 VodafoneGroup Plc Annual Report 2024 Commercialpaperprogrammes The Group currently have US and euro commercial paper programmes of US$15 billion (€13.9 billion) and €10 billion respectively which are available to be used tomeetshort-term liquidity requirements. At 31 March 2024 both programmesremained undrawn. The commercial paper facilitieswere supported by US$4.0 billion (€3.7 billion) and €4.1 billion ofsyndicated committed bank facilities.No amounts had been drawn under these facilities. Bonds We have two €30 billion euromedium-term note programmes and aUS shelf programme which are used tomeetmedium to long-term funding requirements. At 31 March 2024 the total amountsin issue under these programmessplit by currency wereUS$19.7 billion, €15.0 billion, £4.1 billion, AUS$0.5 billion, HKD$2.1 billion, NOK2.2 billion, CHF0.7 billion and JPY10.0 billion. At 31 March 2024 the Group had bonds outstanding with a nominal value equivalentto €39.5 billion. During the year ended 31 March 2024, bondswith a nominal value of €0.8 billion and £0.5 billion (€0.6 billion) were issued utilising the euromedium-termnote programme. During the year bonds with nominal value €1.6 billion and US$0.3 billion (€0.3 billion)were re-purchased and bondswith a nominal value €1.8 billion and US$ 1.3 billion (€1.2 billion) matured. Bondsmature between 2024 and 2063 (2023: 2023 and 2063) and have interestrates between 0.375% and 8% (2023: 0.375% and 7.875%). Mandatoryconvertiblebonds In March 2023 the Group concluded the lastremaining share buybacksrelated to itsmandatory convertible bonds(‘MCBs’) issuances, for which the last outstanding tranche had matured during 2022. As at 31 March 2024, no further MCBs or related instrumentsremain outstanding. Treasury shares The Group held a maximum of 1,825,624,610 (2023: 1,825,691,429) of its own shares during the year which represented 6.3% (2023: 6.3%) of issued share capital atthattime. Notes tothe consolidated financial statements (continued) 190 VodafoneGroup Plc Annual Report 2024 2020 21.Borrowings The Group’ssources of borrowing for funding and liquidity purposes come from a range of committed bank facilities and through short-term and long-term issuancesin the capital marketsincluding bond and commercial paper issues and bank loans. Liabilities arising from the Group’slease arrangements are also reported in borrowings;see note 20 ‘Leases’. Wemanage the basis onwhich we incur interest on debt between fixed interestrates and floating interestrates depending onmarket conditions using interestrate derivatives. The Group entersinto foreign exchange contractsto mitigate the impact of exchange ratemovements on certain monetary items. Accounting policies Interest-bearing loans and overdrafts are initially measured atfair value (which is equal to cost atinception), and are subsequently measured at amortised cost, using the effective interestrate method. Where they are identified as a hedged item in a designated fair value hedge relationship, fair value adjustments are recognised in accordancewith our policy (see note 22 ‘Capital and financialrisk management’). Any difference between the proceeds net of transaction costs and the amount due on settlement or redemption of borrowingsisrecognised over the term of the borrowing. Borrowings 2024 2023 €m €m Non-current borrowings Bonds 39,451 39,512 Bank loans 402 487 Lease liabilities (note 20) 7,416 10,318 Other borrowings1 1,059 1,352 48,328 51,669 Current borrowings Bonds 1,292 4,604 Bank loans 365 308 Lease liabilities (note 20) 2,256 3,046 Collateral liabilities 2,628 4,886 Bank borrowings secured against Indian assets 1,720 1,485 Other borrowings1 398 392 8,659 14,721 Borrowings 56,987 66,390 Note: 1 Includes €862million (2023: €1,140 million) and €158million (2023: €196million) of licence and spectrum fees payable in non-current and current borrowingsrespectively. The fair value of the Group’sfinancial liabilities held at amortised cost approximate to fair value with the exception of long-term bondswith a carrying value of €39,451million (2023: €39,512 million) which have a fair value of €35,885 million (2023: €35,044 million). Fair value is based on level 1 of the fair value hierarchy using quoted market prices. The Group’s current borrowings also include €1,720 million (2023: €1,485 million) of bank borrowingsthat are secured against the Group’s shareholdingsin Indus Towers and Vodafone Idea (see note 12 ‘Investmentsin Associates and Joint Ventures’ for further details of these assets) and will be repaid through the realisation of proceedsfrom those assets. This arrangement contains an embedded derivative option which has been separately fair valued and is presented within derivative assetsin current assets(see note 14 ‘Trade and other receivables’). The Group’s borrowings, which include certain bondsthat have been designated in hedge relationships, are carried at €1,229 million higher (2023: €1,282 million higher) than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than euros, the Group has entered into foreign currency swapsto fixthe euro cash outflows on redemption. The impact of these swapsis notreflected in borrowings and would decrease the euro equivalentredemption value of the bonds by €1,559million (2023: €1,440 million).

192 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 192 VodafoneGroup Plc Annual Report 2024 2020 22.Capital andfinancialriskmanagement This note detailsthe treasury management and financialrisk management objectives and policies, aswell as the exposure and sensitivity of the Group to credit, liquidity, interest and foreign exchange risk, and the policiesin place tomonitor andmanage these risks. Accounting policies Financialinstruments Financial assets and financial liabilities, in respect of financial instruments, are recognised on the Group’s consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument. Financialliabilities andequity instruments Financial liabilities and equity instrumentsissued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contractthat provides a residual interestin the assets of the Group after deducting all of itsliabilities and includes no obligation to deliver cash or other financial assets. The accounting policies adopted forspecific financial liabilities and equity instruments are set out below. Derivative financialinstruments andhedgeaccounting The Group’s activities expose itto the financialrisks of changesin foreign exchange rates and interestrateswhich itmanages using derivative financial instruments. The use of financial derivativesis governed by the Group’s policies approved by the Board of Directors, which provide written principles on the use of financial derivatives consistent with the Group’srisk managementstrategy. The Group does not use derivative financial instrumentsforspeculative purposes. The Group designates certain derivatives as: − hedges of the change in fair value ofrecognised assets and liabilities(‘fair value hedges’); − hedges of highly probable forecasttransactions or hedges of foreign currency or interestrate risks of firmcommitments(‘cash flowhedges’); or − hedges of netinvestmentsin foreign operations. Derivative financial instruments are initially measured atfair value on the contract date and are subsequently re-measured to fair value at each reporting date. Changesin values of all derivatives of a financing nature are included within investmentincome and financing costsin the income statement unless designated in an effective cash flow hedge relationship or a hedge of a netinvestmentin foreign operations when the effective portion of changesin value are deferred to other comprehensive income.Hedge effectivenessis determined atthe inception of the hedge relationship, and through periodic prospective effectiveness assessmentsto ensure that an economic relationship exists between the hedged item and hedging instrument. For fair value hedges, the carrying value of the hedged item is also adjusted for changesin fair value for the hedged risk, with gains and lossesrecognised in the income statement. Hedge accounting is discontinued when the hedging instrument expires or issold, terminated, exercised or no longer qualifiesfor hedge accounting. When hedge accounting is discontinued, any gain or lossrecognised in other comprehensive income atthattime remainsin equity and isrecognised in the income statementwhen the hedged transaction is ultimately recognised in the income statement. For cash flowhedges, when the hedged item isrecognised in the income statement, amounts previously recognised in other comprehensive income and accumulated in equity for the hedging instrument are reclassified to the income statement. However, when the hedged transaction resultsin the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognised in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability. If a forecasttransaction is no longer expected to occur, the gain or loss accumulated in equity isrecognised immediately in the income statement. For netinvestment hedges, gains and losses accumulated in other comprehensive income are included in the income statement when the foreign operation is disposed of.

193 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 193 VodafoneGroup Plc Annual Report 2024 Capitalmanagement The following table summarisesthe capital of the Group at 31 March: 2024 2023 €m €m Borrowings (note 21) 56,987 66,390 Cash and cash equivalents (note 19) (6,183) (11,705) Derivative financial instruments included in trade and other receivables (note 14) (4,226) (6,124) Derivative financial instruments included in trade and other payables (note 15) 1,524 1,422 Short-term investments (note 13) (3,225) (4,305) Collateral assets (note 13) (741) (239) Financial liabilities under put option arrangements – 485 Equity 60,998 64,483 Capital 105,134 110,407 The Group’s policy isto borrowcentrally using a mixture of long-term and short-termcapital marketissues and borrowing facilitiestomeet anticipated funding requirements. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries. Dividends from joint ventures and associates and tonon-controlling shareholders Dividend policieswithin shareholder agreementsfor certain of the Group’s associates and joint ventures give the Group certain rightsto receive dividends but are generally paid atthe discretion of the Board of Directors orshareholders. We do not have existing obligationsto pay dividendsto non-controlling interest partners of oursubsidiaries. The amount of dividendsreceived and paid in the year are disclosed in the consolidated statement of cash flows. Saleoftrade receivables During the year, the Group sold certain trade receivablesto a number of financial institutions. Whilstthere are no repurchase obligationsin respect of these receivables, the Group provided credit guarantees whichwould only become payable if defaultrateswere significantly higher than historicalrates. The credit guarantee is not considered substantive and substantially allrisks and rewards associatedwith the receivables passed to the purchaser atthe date ofsale, therefore the receivableswere derecognised. The maximum payable underthe guarantees at 31 March 2024 was €1,929 million (2023: €1,927 million). No provision has beenmade in respect of these guarantees asthe likelihood of a cash outflow has been assessed asremote. Supplierfinancingarrangements The Group offerssuppliersthe opportunity to use supply chain financing (‘SCF’). SCF allowssuppliersthat decide to use itto receive funding earlier than the invoice due date. At 31 March 2024, the financial institutionsthat run the SCF programmes had purchased €2.2 billion (2023: €2.4 billion) of outstanding supplier invoices, principally fromlargersuppliers. The Group does not provide any financial guaranteesto the financial institutions under this programme and continuesto cash settle supplier payablesin accordancewith their contractual terms. Assuch, the programme does not change the Group’s net debt, trade payable balances or cash flows. The Group evaluatessupplier arrangements against a number of indicatorsto assessif the payable continuesto hold the characteristics of a trade payable orshould be classified as borrowings; these indicatorsinclude whether the paymentterms exceed the shorter of customary paymentterms in the industry or 180 days. At 31 March 2024, none of the payablessubject to supplier financing arrangements metthe criteria to be reclassified as borrowings. Financialriskmanagement The Group’streasury function centrally managesthe Group’sfunding requirement, netforeign exchange exposure, interestrate management exposures and counterparty risk arising from investments and derivatives. Treasury operations are conductedwithin a framework of policies and guidelines authorised and reviewed by the Board, mostrecently in March 2024. A treasury risk committee comprising of the Group’s Chief Financial Officer, Group General Counsel and Company Secretary, Group Corporate Finance Director, Group Treasury Director and Group Director of Financial Controlling and Operationsmeetsthree times a year to review treasury activities and itsmembersreceive management information relating to treasury activities on a quarterly basis. The Group’sInternal Auditor reviewsthe internal control environmentregularly. Notes tothe consolidated financial statements (continued) 192 VodafoneGroup Plc Annual Report 2024 2020 22.Capital andfinancialriskmanagement This note detailsthe treasury management and financialrisk management objectives and policies, aswell as the exposure and sensitivity of the Group to credit, liquidity, interest and foreign exchange risk, and the policiesin place tomonitor andmanage these risks. Accounting policies Financialinstruments Financial assets and financial liabilities, in respect of financial instruments, are recognised on the Group’s consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument. Financialliabilities andequity instruments Financial liabilities and equity instrumentsissued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contractthat provides a residual interestin the assets of the Group after deducting all of itsliabilities and includes no obligation to deliver cash or other financial assets. The accounting policies adopted forspecific financial liabilities and equity instruments are set out below. Derivative financialinstruments andhedgeaccounting The Group’s activities expose itto the financialrisks of changesin foreign exchange rates and interestrateswhich itmanages using derivative financial instruments. The use of financial derivativesis governed by the Group’s policies approved by the Board of Directors, which provide written principles on the use of financial derivatives consistent with the Group’srisk managementstrategy. The Group does not use derivative financial instrumentsforspeculative purposes. The Group designates certain derivatives as: − hedges of the change in fair value ofrecognised assets and liabilities(‘fair value hedges’); − hedges of highly probable forecasttransactions or hedges of foreign currency or interestrate risks of firmcommitments(‘cash flowhedges’); or − hedges of netinvestmentsin foreign operations. Derivative financial instruments are initially measured atfair value on the contract date and are subsequently re-measured to fair value at each reporting date. Changesin values of all derivatives of a financing nature are included within investmentincome and financing costsin the income statement unless designated in an effective cash flow hedge relationship or a hedge of a netinvestmentin foreign operations when the effective portion of changesin value are deferred to other comprehensive income.Hedge effectivenessis determined atthe inception of the hedge relationship, and through periodic prospective effectiveness assessmentsto ensure that an economic relationship exists between the hedged item and hedging instrument. For fair value hedges, the carrying value of the hedged item is also adjusted for changesin fair value for the hedged risk, with gains and lossesrecognised in the income statement. Hedge accounting is discontinued when the hedging instrument expires or issold, terminated, exercised or no longer qualifiesfor hedge accounting. When hedge accounting is discontinued, any gain or lossrecognised in other comprehensive income atthattime remainsin equity and isrecognised in the income statementwhen the hedged transaction is ultimately recognised in the income statement. For cash flowhedges, when the hedged item isrecognised in the income statement, amounts previously recognised in other comprehensive income and accumulated in equity for the hedging instrument are reclassified to the income statement. However, when the hedged transaction resultsin the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognised in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability. If a forecasttransaction is no longer expected to occur, the gain or loss accumulated in equity isrecognised immediately in the income statement. For netinvestment hedges, gains and losses accumulated in other comprehensive income are included in the income statement when the foreign operation is disposed of.

194 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 194 VodafoneGroup Plc Annual Report 2024 2020 22.Capitalandfinancialriskmanagement(continued) No bondsissued by the Group or the Revolving Credit Facilities are subject to financial covenantratios. Approximately €32 billion (2023: €35 billion) ofissued bonds have a change of control clause. TheGroup usesderivative instrumentsfor currency and interestrate riskmanagement purposesthat are transacted by specialisttreasury personnel. The Groupmitigates banking sector creditrisk by the use of collateralsupport agreements. The Group’sfinancial risk management policiesseek to reduce the Group’s exposure to any future disruption to financialmarkets, including any future impactsfromglobal economic and political uncertainty and othermacro economic events. The Group has combined cash and cash equivalent and short-term investments of €9.4 billion, providing significant headroom overshort-term liquidity requirements. Additionally the Group maintains undrawn revolving creditfacilities of €7.8 billion euro equivalent. As at 31 March 2024 and after hedging,substantially all the Group’s borrowings are held on a fixed interest basis, mitigating exposure to interestrate risk. The Group has no significant currency exposures otherthan positionsin economic hedging relationships. The Group’s creditrisk under financing activitiesisspread across a portfolio of highly rated institutionsto reduce counterparty exposures and derivative balances are substantially all collateralised. The Group’s operating activitiesresultin customer creditrisk, for which provisionsfor expected creditlosses are recognised. Creditrisk Creditrisk isthe risk that a counterparty will not meetits obligations under a financial assetleading to a financial lossfor the Group. The Group is exposed to creditrisk from its operating activities and from itsfinancing activities, the Group considersitsmaximum exposure to creditrisk at 31 March to be: 2024 2023 €m €m Cash and bank deposits (note 19) 4,168 3,924 Money market funds (note 19) 2,015 7,781 Managed investment funds (note 13) 2,024 2,967 Bonds and debt securities (note 13) 2,142 2,337 Collateral assets (note 13) 741 239 Other investments (note 13) 1,126 2,473 Derivative financial instruments (note 14) 4,226 6,124 Trade receivables (note 14)1 5,513 6,158 Contract assets and other receivables (note 14) 4,067 4,353 Financial Guarantees2 2,038 3,381 28,060 39,737 Note: 1 Includes amounts guaranteed undersales oftrade receivables €1,929 million (2023: €1,927million). 2 Principally comprises VodafoneGroup Plc’s guarantee ofthe Group’sshare in a multicurrency loan facility, amounting toUS$1 billion and €0.6 billion (2023:US$1.75 billion), which forms part ofits overall joint venture investmentin TPG Telecom Ltd. The Group’sshare ofthese loan balancesisincluded in the netinvestmentin joint venture (see note 12 'Investmentsin associates and joint arrangements'). Financial guarantees also includesINR42.5 billion (2023: INR42.5 billion) in relation to the secondary pledge overshares owned by Vodafone Group in Indus Towers(see note 29 'Contingentliabilities and legal proceedings'). Expected creditloss The Group hasfinancial assets classified and measured at amortised cost and fair value through other comprehensive income that are subjectto the expected creditlossmodel requirements of IFRS 9. Cash and bank deposits and certain other investments are both classified and measured at amortised cost and subjectto impairmentrequirements. However, the identified expected creditlossis considered to be immaterial. Information about expected creditlossesfor trade receivables and contract assets can be found under ‘Operating activities’ on page 195. Financing activities The Group investsin governmentsecurities on the basisthey generate a fixed rate ofreturn and are amongstthe most creditworthy of investments available. Investments aremade in accordance with established internal treasury policieswhich dictate the scaled maximum exposure permissible in relation to an investment’slong-term creditrating. The Group investsin AAA unsecured money marketmutual funds,where the investment islimited to 10% of each fund; A to AAA governmentsecurities, both directly and through money marketmutual funds; and hastwomanaged investmentfunds that hold securitieswith an average credit quality of AA. In respect of financial instruments used by the Group’streasury function,the aggregate creditrisk the Groupmay have with one counterparty is limited by reference to the long-term creditratings assigned for that counterparty by Moody’s, Fitch Ratings and Standard &Poor’s. Furthermore, collateralsupport agreementsreduce the Group’s exposure to counterpartieswhomust post collateralwhen there is value due to the Group under outstanding derivative contractsthat exceeds a contractually agreed threshold amount. When value is due to the counterparty the Group is required to post collateral on identical terms. Such cash collateral is adjusted daily as necessary.

195 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 195 VodafoneGroup Plc Annual Report 2024 In the event of any default, ownership of the collateral would revert to the respective holder atthat point. Detailed below isthe value of the cash collateral, which isreported within current borrowings, held by the Group at 31 March: 2024 2023 €m €m Collateral liabilities 2,628 4,886 In addition, as discussed in note 29 ‘Contingent liabilities and legal proceedings’, the Group has covenanted to provide security in favour of the trustee of the Vodafone Group UK Pension Scheme in respect of the funding deficitin the scheme and pledged security in relation to the Indus Towersmerger. The Group has also pledged cash as collateral against derivative financial instruments as disclosed in note 13 ‘Other investments’. Operating activities Customer creditrisk ismanaged by the Group’s business unitswhich each have policies, procedures and controlsrelating to customer creditrisk management. Outstanding trade receivables and contract assets are regularly reviewed tomonitor any changesin creditriskwith concentrations of creditrisk considered to be limited given thatthe Group’s customer base islarge and unrelated. The Group appliesthe simplified approach and recordslifetime expected creditlossesfor trade receivables and contract assets. Expected creditlosses are measured using historical cash collection data for periods of atleast 24 monthswherever possible and grouped into various customersegments based on product or customer type. The historical lossrates are adjusted where macroeconomic factors, for example changesin interestrates or unemploymentrates, or other commercial factors are expected to have a significantimpactwhen determining future expected creditlossrates. For trade receivablesthe expected creditloss provision is calculated using a provision matrix, in which the provision increases as balances age, and for receivables paid in instalments and contract assets aweighted lossrate is calculated to reflectthe period over which the amounts become due for payment by the customer. Trade receivables and contract assets arewritten off when each business unit determinesthere to be no reasonable expectation of recovery and enforcement activity has ceased. Movementsin the allowance for expected creditlosses during the year were asfollows: Trade receivables held Trade receivables held at fair value through Contract assets at amortised cost other comprehensive income Re-presented1 Re-presented1 Re-presented1 2024 2023 2024 2023 2024 2023 €m €m €m €m €m €m 1 April 78 83 1,149 1,342 71 108 Exchange movements (1) (3) (41) (72) 1 1 Amounts charged to credit losses on financial assets 96 128 419 360 82 17 Transfer of assets held for sale (31) 6 (324) 256 (16) 2 Other2 (122) (136) (438) (737) (60) (57) 31 March 20 78 765 1,149 78 71 Notes: 1 The resultsforthe year ended 31 March 2023 have been re-presented to reflectthatthe results of Vodafone Spain and Vodafone Italy are nowreported as discontinued operations. See note 7 ‘Discontinued operations and assets held forsale’ formore information. 2 Primarily utilisation ofthe provision byway ofwrite-off. Expected creditlosses are presented as net creditlosses on financial assets within operating profit and subsequent recoveries of amounts previously written off are credited against the same line item. ThemajorityoftheGroup’stradereceivablesaredueformaturitywithin90daysandlargelycompriseamountsreceivablefromconsumersandbusiness customers. The table below presentsinformation on trade receivables past due¹ and their associated expected credit losses: 31 March 2024 Trade receivables at amortised cost past due 30 days 31–60 61–180 180 Due or less days days days+ Total €m €m €m €m €m €m Gross carrying amount 2,199 347 122 308 638 3,614 Expected credit loss allowance (52) (56) (26) (111) (520) (765) Net carrying amount 2,147 291 96 197 118 2,849 31 March 2023 Trade receivables at amortised cost past due 30 days 31–60 61–180 180 Due or less days days days+ Total €m €m €m €m €m €m Gross carrying amount 2,465 599 163 329 957 4,513 Expected credit loss allowance (67) (64) (50) (173) (831) (1,185) Net carrying amount 2,398 535 113 156 126 3,328 Note: 1 Contract assetsrelate to amounts not yet due from customers. These amounts will be reclassified astrade receivables before they become due. Trade receivables atfair value through other comprehensive income are notmaterially pastdue. Notes tothe consolidated financial statements (continued) 194 VodafoneGroup Plc Annual Report 2024 2020 22.Capitalandfinancialriskmanagement(continued) No bondsissued by the Group or the Revolving Credit Facilities are subject to financial covenantratios. Approximately €32 billion (2023: €35 billion) ofissued bonds have a change of control clause. TheGroup usesderivative instrumentsfor currency and interestrate riskmanagement purposesthat are transacted by specialisttreasury personnel. The Groupmitigates banking sector creditrisk by the use of collateralsupport agreements. The Group’sfinancial risk management policiesseek to reduce the Group’s exposure to any future disruption to financialmarkets, including any future impactsfromglobal economic and political uncertainty and othermacro economic events. The Group has combined cash and cash equivalent and short-term investments of €9.4 billion, providing significant headroom overshort-term liquidity requirements. Additionally the Group maintains undrawn revolving creditfacilities of €7.8 billion euro equivalent. As at 31 March 2024 and after hedging,substantially all the Group’s borrowings are held on a fixed interest basis, mitigating exposure to interestrate risk. The Group has no significant currency exposures otherthan positionsin economic hedging relationships. The Group’s creditrisk under financing activitiesisspread across a portfolio of highly rated institutionsto reduce counterparty exposures and derivative balances are substantially all collateralised. The Group’s operating activitiesresultin customer creditrisk, for which provisionsfor expected creditlosses are recognised. Creditrisk Creditrisk isthe risk that a counterparty will not meetits obligations under a financial assetleading to a financial lossfor the Group. The Group is exposed to creditrisk from its operating activities and from itsfinancing activities, the Group considersitsmaximum exposure to creditrisk at 31 March to be: 2024 2023 €m €m Cash and bank deposits (note 19) 4,168 3,924 Money market funds (note 19) 2,015 7,781 Managed investment funds (note 13) 2,024 2,967 Bonds and debt securities (note 13) 2,142 2,337 Collateral assets (note 13) 741 239 Other investments (note 13) 1,126 2,473 Derivative financial instruments (note 14) 4,226 6,124 Trade receivables (note 14)1 5,513 6,158 Contract assets and other receivables (note 14) 4,067 4,353 Financial Guarantees2 2,038 3,381 28,060 39,737 Note: 1 Includes amounts guaranteed undersales oftrade receivables €1,929 million (2023: €1,927million). 2 Principally comprises VodafoneGroup Plc’s guarantee ofthe Group’sshare in a multicurrency loan facility, amounting toUS$1 billion and €0.6 billion (2023:US$1.75 billion), which forms part ofits overall joint venture investmentin TPG Telecom Ltd. The Group’sshare ofthese loan balancesisincluded in the netinvestmentin joint venture (see note 12 'Investmentsin associates and joint arrangements'). Financial guarantees also includesINR42.5 billion (2023: INR42.5 billion) in relation to the secondary pledge overshares owned by Vodafone Group in Indus Towers(see note 29 'Contingentliabilities and legal proceedings'). Expected creditloss The Group hasfinancial assets classified and measured at amortised cost and fair value through other comprehensive income that are subjectto the expected creditlossmodel requirements of IFRS 9. Cash and bank deposits and certain other investments are both classified and measured at amortised cost and subjectto impairmentrequirements. However, the identified expected creditlossis considered to be immaterial. Information about expected creditlossesfor trade receivables and contract assets can be found under ‘Operating activities’ on page 195. Financing activities The Group investsin governmentsecurities on the basisthey generate a fixed rate ofreturn and are amongstthe most creditworthy of investments available. Investments aremade in accordance with established internal treasury policieswhich dictate the scaled maximum exposure permissible in relation to an investment’slong-term creditrating. The Group investsin AAA unsecured money marketmutual funds,where the investment islimited to 10% of each fund; A to AAA governmentsecurities, both directly and through money marketmutual funds; and hastwomanaged investmentfunds that hold securitieswith an average credit quality of AA. In respect of financial instruments used by the Group’streasury function,the aggregate creditrisk the Groupmay have with one counterparty is limited by reference to the long-term creditratings assigned for that counterparty by Moody’s, Fitch Ratings and Standard &Poor’s. Furthermore, collateralsupport agreementsreduce the Group’s exposure to counterpartieswhomust post collateralwhen there is value due to the Group under outstanding derivative contractsthat exceeds a contractually agreed threshold amount. When value is due to the counterparty the Group is required to post collateral on identical terms. Such cash collateral is adjusted daily as necessary.

196 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 196 VodafoneGroup Plc Annual Report 2024 2020 22.Capitalandfinancialriskmanagement(continued) Liquidity risk Liquidity isreviewed daily on atleast a 12 month rolling basis and stresstested on the assumption that any commercial paper outstanding matures and is notreissued. The Groupmaintainssubstantial cash and cash equivalentswhich at 31 March 2024 amounted to cash €6.2 billion (2023: €11.7 billion) and undrawn committed facilities of €8.0 billion (2023: €8.0 billion), principally US dollar and euro revolving credit facilities of US$4.0 billion (€3.7 billion) and €4.1 billion andwhich mature in 2028 and 2029 respectively. The Group managesliquidity risk on non-current borrowings by maintaining a variedmaturity profilewith a cap on the level of debtmaturity in any one calendar year, therefore minimising refinancing risk. Non-current borrowingsmature between 1 and 39 years. Thematurity profileof the anticipated future cash flowsincluding interestin relation to the Group’s non-derivative financial liabilities on an undiscounted basiswhich, therefore, differsfrom both the carrying value and fair value, is asfollows: Maturity profile1 Trade payables and other financial Bank loans Bonds Lease liabilities Other2 Total borrowings liabilities3 Total €m €m €m €m €m €m €m Within one year 365 2,871 2,603 4,747 10,586 10,891 21,477 In one to two years 140 5,860 1,984 247 8,231 128 8,359 In two to three years 27 5,608 1,599 245 7,479 – 7,479 In three to four years 91 2,310 1,461 226 4,088 – 4,088 In four to five years 161 3,437 1,129 422 5,149 – 5,149 In more than five years 72 40,826 2,366 277 43,541 – 43,541 856 60,912 11,142 6,164 79,074 11,019 90,093 Effect of discount/financing rates (89) (20,169) (1,470) (359) (22,087) (7) (22,094) 31 March 2024 767 40,743 9,672 5,805 56,987 11,012 67,999 Within one year 308 6,234 3,452 6,764 16,758 15,370 32,128 In one to two years 235 3,070 2,574 423 6,302 51 6,353 In two to three years 110 5,725 2,200 259 8,294 – 8,294 In three to four years 18 5,500 1,981 258 7,757 – 7,757 In four to five years 70 2,212 1,810 233 4,325 – 4,325 In more than five years 128 42,325 3,240 599 46,292 – 46,292 869 65,066 15,257 8,536 89,728 15,421 105,149 Effect of discount/financing rates (74) (20,950) (1,893) (421) (23,338) (3) (23,341) 31 March 2023 795 44,116 13,364 8,115 66,390 15,418 81,808 Notes: 1 Maturitiesreflect contractual cash flows applicable exceptin the event of a change of control or event of default, upon which lenders have the right, but not the obligation,to request payment within 30 days. This also appliesto undrawn committed facilities. There is no debtthatissubject to amaterial adverse change clause.Where there is a choice of contractual cash flowdates, principally on ‘hybrid bonds’, the expected settlement date is used. 2 Includesspectrumlicence payables withmaturity profile €153million (2023: €196million)within one year, €187 million (2023: €170 million)in one to two years, €187million (2023: €199 million)in two to three years, €187million (2023: €199million) in three to four years, €187 million (2023: €199million) in fourto five years and €276million (2023: €587million) in more than five years. Also includes €2,628 million (2023: €4,886million) in relation to cash received under collateralsupport agreementsshownwithin 1 year. 3 Includesfinancial liabilities under put option arrangements and non-derivative financial liabilities presentedwithin trade and other payables. Thematurity profile of the Group’sfinancial derivatives(which include interestrate swaps, cross-currency interestrate swaps and foreign exchange swaps) using undiscounted cash flows, is asfollows: 2024 2023 Payable1 Receivable1 Total Payable1 Receivable1 Total €m €m €m €m €m €m Within one year (7,181) 7,886 705 (17,845) 18,527 682 In one to two years (4,984) 5,466 482 (3,534) 4,055 521 In two to three years (5,496) 5,910 414 (4,028) 4,441 413 In three to four years (2,457) 2,909 452 (2,186) 2,567 381 In four to five years (3,451) 4,020 569 (2,265) 2,681 416 In more than five years (40,415) 46,561 6,146 (38,494) 44,586 6,092 (63,984) 72,752 8,768 (68,352) 76,857 8,505 Effect of discount/financing rates (6,066) (3,803) Financial derivative net receivable 2,702 4,702 Note: 1 Payables and receivables are stated separately in the table above where cash settlementis on a gross basis.

197 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 197 VodafoneGroup Plc Annual Report 2024 Marketrisk Interestratemanagement Under the Group’sinterestrate management policy, interestrates on long-term monetary assets and liabilities are principally maintained on a fixed rate basis. At 31 March 2024 and after hedging,substantially all of our outstanding liabilities are held on a fixed interestrate basisin accordance with treasury policy. For each one hundred basis pointrise in marketinterestratesfor all currenciesin which the Group had borrowings at 31 March 2024 there would be an increase in profit before tax by €13 million (2023: €27 million) includingmark tomarketrevaluations of interestrate and other derivatives and the potential interest on cash and short-term investments. There would be nomaterial impact on equity. At 31 March 2024, the Group had limited exposure through interestrate derivatives and floating rate bondsreferencing LIBOR and other interbank offered rates(IBORs). Foreign exchangemanagement As Vodafone’s primary listing is on the London Stock Exchange itsshare price is quoted in sterling. Since the sterling share price representsthe value of itsfuture multi-currency cash flows, principally in euro, South African rand and sterling, the Groupmaintainsthe currency of debt and interest chargesin proportion to its expected future principal cash flows and has a policy to hedge external foreign exchange risks on transactions denominated in other currencies above a certain de minimislevel. At 31 March 2024 6% of net debtwas denominated in currencies other than euro (4% South African rand and 2% other). This allows South African rand to be serviced in proportion to expected future cash flows and therefore provides a partial economic hedge againstincome statement translation exposure. Under the Group’sforeign exchangemanagement policy, foreign exchange transaction exposure in Group companiesis generally maintained atthe lower of €5 million per currency permonth or €15million per currency over a six month period. The Group recognisesforeign exchange movementsin equity for the translation of netinvestment hedging instruments and balancestreated as investmentsin foreign operations.However, there is no netimpact on equity for exchange rate movements on net investment hedging instruments asthere would be an offsetin the currency translation of the foreign operation. At 31 March 2024 the Group held financial liabilitiesin a net investment hedge againstthe Group’s South African rand operations. Sensitivity to foreign exchange movements on the hedging liabilities, analysed against a strengthening ofthe South African rand by 10% (2023: 12%) would resultin a decrease in equity of €154 million (2023: €267million) which would be fully offset by foreign exchangemovements on the hedged net assets. In addition, cash flowhedges of principally US dollar borrowingswould resultin an increase in equity of €73 million (2023: €204 million) against a strengthening of US dollar by 3% (2023: 5%). The Group income statementis exposed to foreign exchange risk from both the generation of profits and lossesin currencies other than euro and from the translation of balance sheet items not held in functional currency. The following table detailsthe Group’ssensitivity to foreign exchange risk. The percentage movement applied to the currency is based on the average movementsin the previousthree annualreporting periods. 2024 2023 €m €m Increase/ (decrease) in Profit before taxation EGP 43% change (2023: 27%) 191 116 TRY 54% change (2023: 43%) 104 33 ZAR 10% change (2023: 12%) 60 87 GBP 2% change (2023: 3%) (50) (46) Equity risk As noted on page 201, the Group has an embedded derivative option with valuation inputsthatinclude the quoted share pricesfor Indus Towers and Vodafone Idea. The Group’ssensitivity to a 40% increase / decrease in the combined share price inputto the option valuation model would resultin a decrease / increase in profit before tax of €19million / €137 million (2023: €116m / €445million). The percentage sensitivity applied is based on the 12month volatility of the combined share prices. There is nomaterial equity risk relating to the Group’s equity investments which are detailed in note 13 ‘Other investments’. Notes tothe consolidated financial statements (continued) 196 VodafoneGroup Plc Annual Report 2024 2020 22.Capitalandfinancialriskmanagement(continued) Liquidity risk Liquidity isreviewed daily on atleast a 12 month rolling basis and stresstested on the assumption that any commercial paper outstanding matures and is notreissued. The Groupmaintainssubstantial cash and cash equivalentswhich at 31 March 2024 amounted to cash €6.2 billion (2023: €11.7 billion) and undrawn committed facilities of €8.0 billion (2023: €8.0 billion), principally US dollar and euro revolving credit facilities of US$4.0 billion (€3.7 billion) and €4.1 billion andwhich mature in 2028 and 2029 respectively. The Group managesliquidity risk on non-current borrowings by maintaining a variedmaturity profilewith a cap on the level of debtmaturity in any one calendar year, therefore minimising refinancing risk. Non-current borrowingsmature between 1 and 39 years. Thematurity profileof the anticipated future cash flowsincluding interestin relation to the Group’s non-derivative financial liabilities on an undiscounted basiswhich, therefore, differsfrom both the carrying value and fair value, is asfollows: Maturity profile1 Trade payables and other financial Bank loans Bonds Lease liabilities Other2 Total borrowings liabilities3 Total €m €m €m €m €m €m €m Within one year 365 2,871 2,603 4,747 10,586 10,891 21,477 In one to two years 140 5,860 1,984 247 8,231 128 8,359 In two to three years 27 5,608 1,599 245 7,479 – 7,479 In three to four years 91 2,310 1,461 226 4,088 – 4,088 In four to five years 161 3,437 1,129 422 5,149 – 5,149 In more than five years 72 40,826 2,366 277 43,541 – 43,541 856 60,912 11,142 6,164 79,074 11,019 90,093 Effect of discount/financing rates (89) (20,169) (1,470) (359) (22,087) (7) (22,094) 31 March 2024 767 40,743 9,672 5,805 56,987 11,012 67,999 Within one year 308 6,234 3,452 6,764 16,758 15,370 32,128 In one to two years 235 3,070 2,574 423 6,302 51 6,353 In two to three years 110 5,725 2,200 259 8,294 – 8,294 In three to four years 18 5,500 1,981 258 7,757 – 7,757 In four to five years 70 2,212 1,810 233 4,325 – 4,325 In more than five years 128 42,325 3,240 599 46,292 – 46,292 869 65,066 15,257 8,536 89,728 15,421 105,149 Effect of discount/financing rates (74) (20,950) (1,893) (421) (23,338) (3) (23,341) 31 March 2023 795 44,116 13,364 8,115 66,390 15,418 81,808 Notes: 1 Maturitiesreflect contractual cash flows applicable except in the event of a change of control or event of default, upon which lenders have the right, but not the obligation,to request payment within 30 days. This also appliesto undrawn committed facilities. There is no debtthatissubject to amaterial adverse change clause.Where there is a choice of contractual cash flowdates, principally on ‘hybrid bonds’, the expected settlement date is used. 2 Includesspectrumlicence payables withmaturity profile €153million (2023: €196million)within one year, €187 million (2023: €170 million)in one to two years, €187million (2023: €199 million)in two to three years, €187million (2023: €199million) in three to four years, €187 million (2023: €199million) in fourto five years and €276million (2023: €587million) in more than five years. Also includes €2,628 million (2023: €4,886million) in relation to cash received under collateralsupport agreementsshownwithin 1 year. 3 Includesfinancial liabilities under put option arrangements and non-derivative financial liabilities presentedwithin trade and other payables. Thematurity profile of the Group’sfinancial derivatives(which include interestrate swaps, cross-currency interestrate swaps and foreign exchange swaps) using undiscounted cash flows, is asfollows: 2024 2023 Payable1 Receivable1 Total Payable1 Receivable1 Total €m €m €m €m €m €m Within one year (7,181) 7,886 705 (17,845) 18,527 682 In one to two years (4,984) 5,466 482 (3,534) 4,055 521 In two to three years (5,496) 5,910 414 (4,028) 4,441 413 In three to four years (2,457) 2,909 452 (2,186) 2,567 381 In four to five years (3,451) 4,020 569 (2,265) 2,681 416 In more than five years (40,415) 46,561 6,146 (38,494) 44,586 6,092 (63,984) 72,752 8,768 (68,352) 76,857 8,505 Effect of discount/financing rates (6,066) (3,803) Financial derivative net receivable 2,702 4,702 Note: 1 Payables and receivables are stated separately in the table above where cash settlementis on a gross basis.

198 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 198 VodafoneGroup Plc Annual Report 2024 2020 22.Capitalandfinancialriskmanagement(continued) Riskmanagement strategyofhedgerelationships The risk strategies of the designated cash flow, fair value, and netinvestment hedgesreflectthe abovemarketrisk strategies. The objective of the cash flow hedgesis principally to convertforeign currency denominated fixed rate borrowingsin US dollar, pound sterling, Australian dollar, Swissfranc,Hong Kong dollar,Japanese yen,Norwegian krona and US dollar floating rate borrowingsinto euro fixed rate borrowings and hedge the foreign exchange spotrate and interestrate risk. There are also cash flowhedges of certain subsidiary expenditure not denominated in functional currency of the entity, to hedge foreign exchange spotrisk. Derivative financial instruments designated in cash flow hedges are cross-currency interestrate swaps and foreign exchange swaps and forwards. The swapmaturity dates and liquidity profiles of the nominal cash flowsmatch those of the underlying borrowings and exposures. The objective of the netinvestment hedgesisto hedge foreign exchange risk in foreign operations. Derivative financial instruments designated in netinvestment hedges are cross-currency interest rate swaps and foreign exchange swaps. The hedging instruments are rolled on an ongoing basis as determined by the nature of the business. Hedge effectivenessis determined atthe inception of the hedge relationship and through periodic prospective effectiveness assessmentsto ensure that an economic relationship exists between the hedged item and hedging instrument. For hedges of foreign currency denominated borrowings and investments, the Group uses a combination of cross-currency and foreign exchange swapsto hedge its exposure to foreign exchange risk and interestrate risk and entersinto hedge relationshipswhere the critical terms of the hedging instrumentmatch with the terms of the hedged item. Therefore the Group expects a highly effective hedging relationshipwith the swap contracts and the value of the corresponding hedged itemsto change systematically in the opposite direction in response tomovementsin the underlying exchange rates and interestrates. The Group therefore performs a qualitative assessment of effectiveness. If changesin circumstances affectthe terms of the hedged itemsuch that the critical terms no longer match with the critical terms of the hedging instrument, the Group uses the hypothetical derivativemethod to assess effectiveness. Hedge ineffectivenessmay occur due to: a) The fair value of the hedging instrument on the hedge relationship designation date if the fair value is not nil; b) Changesin the contractual terms ortiming of the payments on the hedged item; and c) A change in the creditrisk of the Group or the counterparty with the hedging instrument. The hedge ratio for each designationwill be established by comparing the quantity of the hedging instrument and the quantity of the hedged item to determine their relative weighting; for all of the Group’s existing hedge relationshipsthe hedge ratio has been determined as 1:1. The fair values of the derivative financial instruments are calculated by discounting the future cash flowsto net present values using appropriate marketrates and foreign currency rates prevailing at 31 March. The valuation basisislevel 2 of the fair value hierarchy. This classification comprises itemswhere fair value is determined from inputs other than quoted pricesthat are observable for the asset and liability, either directly or indirectly. Derivative financial assets and liabilities are included within trade and other receivables and trade and other payablesin the statement of financial position.

199 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 199 VodafoneGroup Plc Annual Report 2024 The following table representsthe carrying values and nominal amounts of derivativesin a continued hedge relationship as at 31 March. At 31 March 2024 Other comprehensive income Weighted average Opening (Gain)/ Gain/(Loss) Closing Carrying Carrying balance Loss recycled to balance Euro Nominal value value 1 April deferred to financing 31 March Maturity interest amounts assets liabilities 2023 OCI costs 20241 year FX rate rate €m €m €m €m €m €m €m % Cash flow hedges - foreign currency risk2 Cross-currency and foreign exchange swaps: - US dollar bonds 16,756 2,689 188 (2,709) 1,775 124 (810) 2039 1.18 3.29 - Australian dollar bonds 288 – 2 (21) 14 (6) (13) 2027 1.56 1.57 - Swiss franc bonds 624 80 – (3) (22) 15 (10) 2026 1.08 1.57 - Pound sterling bonds 4,771 45 362 (37) 244 126 333 2043 0.86 4.05 - Hong Kong dollar bonds 233 20 – (5) 2 3 – 2028 9.08 1.92 - Japanese yen bonds 78 – 11 (12) 15 (9) (6) 2037 128.53 2.47 - Norwegian krona bonds 241 – 47 (12) 13 (6) (5) 2026 9.15 1.12 - Foreign exchange forwards3 287 – 42 (34) (15) 7 (42) 2024 29.88 – Cash flow hedges - foreign currency and interest rate risk2 Cross currency swaps - US dollar bonds – – – (11) 11 – – – – – Net investment hedge - foreign exchange risk4 Cross currency and foreign exchange swaps - South African rand investment 1,505 176 – 952 (54) – 898 2026 17.81 2.19 24,783 3,010 652 (1,892) 1,983 254 345 At 31 March 2023 Other comprehensive income Weighted average Opening (Gain)/ Gain/(Loss) Closing Carrying Carrying balance Loss recycled to balance Euro Nominal value value 1 April deferred to financing 31 March Maturity interest amounts assets liabilities 2022 OCI costs 20231 year FX rate rate €m €m €m €m €m €m €m % Cash flow hedges - foreign currency risk2 Cross-currency and foreign exchange swaps hedging: - US dollar bonds 17,690 4,456 – (1,484) (2,321) 1,096 (2,709) 2038 1.18 3.14 - Australian dollar bonds 288 13 – (5) 31 (47) (21) 2027 1.56 1.57 - Swiss franc bonds 624 58 – 20 (43) 20 (3) 2026 1.08 1.26 - Pound sterling bonds 4,195 61 152 109 6 (152) (37) 2044 0.86 3.15 - Hong Kong dollar bonds 233 22 – 7 (17) 5 (5) 2028 9.08 1.48 - Japanese yen bonds 78 3 – 2 (9) (5) (12) 2037 128.53 2.47 - Norwegian krona bonds 241 – 34 3 17 (32) (12) 2026 9.15 1.12 - Foreign exchange forwards3 383 – 34 (69) 34 1 (34) 2023 18.92 – Cash flow hedges - foreign currency and interest rate risk2 Cross currency swaps - US dollar bonds 417 49 – (1) (20) 10 (11) 2023 1.17 1.07 Net investment hedge - foreign exchange risk4 Cross currency and foreign exchange swaps - South African rand investment 2,004 96 – 1,133 (181) – 952 2025 18.23 1.83 26,153 4,758 220 (285) (2,503) 896 (1,892) Notes: 1 Fair valuemovement deferred into other comprehensive income includes €251million loss(2023: €383million loss) and €10million gain (2023: €17million gain)of foreign currency basis outside the cash flowand netinvestment hedge relationshipsrespectively. 2 For cash flowhedges,themovementin the hypothetical derivative (hedged item)mirrorsthat ofthe hedging instrument.Hedge ineffectiveness ofthe swaps designated in a cash flowhedge during the periodwas€67million (2023: €nil). 3 Includes euro andUS dollarforward contracts against Turkish lira to hedge foreign currency forecast expendituresin localmarkets.Notional amounts of €166million (2023: €259million) and $130million or €121million equivalent(2023: $134million or €124million equivalent)withweighted average exchange rates of 29.68 (2023: 18.36) and 30.15 (2023: 20.07)respectively to Turkish lira. 4 Hedge ineffectiveness ofswaps designated in a netinvestment hedge during the periodwas €nil (2023: €nil). The carrying value of bondsincludes an additional €710 million loss(2023: €776 million loss) in relation to fair value of other bonds previously designated in fair value hedge relationships. Notes tothe consolidated financial statements (continued) 198 VodafoneGroup Plc Annual Report 2024 2020 22.Capitalandfinancialriskmanagement(continued) Riskmanagement strategyofhedgerelationships The risk strategies of the designated cash flow, fair value, and netinvestment hedgesreflectthe abovemarketrisk strategies. The objective of the cash flow hedgesis principally to convertforeign currency denominated fixed rate borrowingsin US dollar, pound sterling, Australian dollar, Swissfranc,Hong Kong dollar,Japanese yen,Norwegian krona and US dollar floating rate borrowingsinto euro fixed rate borrowings and hedge the foreign exchange spotrate and interestrate risk. There are also cash flowhedges of certain subsidiary expenditure not denominated in functional currency of the entity, to hedge foreign exchange spot risk. Derivative financial instruments designated in cash flow hedges are cross-currency interestrate swaps and foreign exchange swaps and forwards. The swapmaturity dates and liquidity profiles of the nominal cash flowsmatch those of the underlying borrowings and exposures. The objective of the netinvestment hedgesisto hedge foreign exchange risk in foreign operations. Derivative financial instruments designated in netinvestment hedges are cross-currency interest rate swaps and foreign exchange swaps. The hedging instruments are rolled on an ongoing basis as determined by the nature of the business. Hedge effectivenessis determined atthe inception of the hedge relationship and through periodic prospective effectiveness assessmentsto ensure that an economic relationship exists between the hedged item and hedging instrument. For hedges of foreign currency denominated borrowings and investments, the Group uses a combination of cross-currency and foreign exchange swapsto hedge its exposure to foreign exchange risk and interestrate risk and entersinto hedge relationshipswhere the critical terms of the hedging instrumentmatch with the terms of the hedged item. Therefore the Group expects a highly effective hedging relationship with the swap contracts and the value of the corresponding hedged itemsto change systematically in the opposite direction in response tomovementsin the underlying exchange rates and interestrates. The Group therefore performs a qualitative assessment of effectiveness. If changesin circumstances affectthe terms of the hedged itemsuch that the critical terms no longer match with the critical terms of the hedging instrument, the Group uses the hypothetical derivativemethod to assess effectiveness. Hedge ineffectivenessmay occur due to: a) The fair value of the hedging instrument on the hedge relationship designation date if the fair value is not nil; b) Changesin the contractual terms ortiming of the payments on the hedged item; and c) A change in the creditrisk of the Group or the counterparty with the hedging instrument. The hedge ratio for each designationwill be established by comparing the quantity of the hedging instrument and the quantity of the hedged item to determine their relative weighting; for all of the Group’s existing hedge relationshipsthe hedge ratio has been determined as 1:1. The fair values of the derivative financial instruments are calculated by discounting the future cash flowsto net present values using appropriate marketrates and foreign currency rates prevailing at 31 March. The valuation basisislevel 2 of the fair value hierarchy. This classification comprises itemswhere fair value is determined from inputs other than quoted pricesthat are observable for the asset and liability, either directly or indirectly. Derivative financial assets and liabilities are included within trade and other receivables and trade and other payablesin the statement of financial position.

200 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 200 VodafoneGroup Plc Annual Report 2024 2020 22.Capitalandfinancialriskmanagement(continued) Changes inassets andliabilities arising from financing activities Borrowings Derivative assets and liabilities Financial liabilities under put options Other liabilities Assets and liabilities arising from financing activities €m €m €m €m €m 31 March 2023 66,390 (4,702) 485 103 62,276 Cash movements Proceeds from issuance of long-term borrowings 1,533 – – – 1,533 Repayment of borrowings1 (10,106) – – – (10,106) Net movement in short-term borrowings (1,636) – – – (1,636) Net movement in derivatives – 144 – – 144 Interest paid1 (2,531) 272 (17) (54) (2,330) Purchase of treasury shares – – – – – Other – – (493) – (493) Non-cash movements Fair value movements – 2,233 – – 2,233 Foreign exchange 61 (231) – 1 (169) Interest costs2 2,766 (395) 13 56 2,440 Lease additions 3,915 – – – 3,915 Transfer of assets and liabilities held for sale (3,455) (23) – (1) (3,479) Other 50 – 12 – 62 31 March 2024 56,987 (2,702) – 105 54,390 Borrowings Derivative assets and liabilities Financial liabilities under put options Other liabilities Assets and liabilities arising from financing activities €m €m €m €m €m 1 April 2022 70,092 (2,954) 494 1,498 69,130 Cash movements Proceeds from issuance of long-term borrowings 4,071 – – – 4,071 Repayment of borrowings1 (13,538) – – – (13,538) Net movement in short-term borrowings 3,172 – – – 3,172 Net movement in derivatives – 261 – – 261 Interest paid1 (2,444) 590 (18) (79) (1,951) Purchase of treasury shares – – – (1,867) (1,867) Other – – (12) – (12) Non-cash movements Fair value movements – (1,688) – – (1,688) Foreign exchange (44) (350) – (20) (414) Interest costs2 2,657 (561) 21 (113) 2,004 Lease additions 7,652 – – – 7,652 Acquisition and disposal of subsidiaries (5,243) – – – (5,243) Other3 15 – – 684 699 31 March 2023 66,390 (4,702) 485 103 62,276 Note: 1 Includes €1,136 million (2023: €3,037million)in Repayment of borrowings and €103million (2023: €136million) in Interest paid that are presentedwithin Cash outflowsfrom discontinued operationsin the Consolidated statement of cash flows. 2 Includes €111million (2023: €103 million) of Interest costs presentedwithinDiscontinued operationsin the Consolidated income statement. 3 Movementin Otherliabilities primarily relate to share buyback programmes.

201 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 201 VodafoneGroup Plc Annual Report 2024 Fairvalueandcarryingvalueinformation The carrying value and valuation basis of the Group’sfinancial assets are set outin notes 13 ‘Other investments’, 14 ‘Trade and other receivables’ and 19 ‘Cash and cash equivalents’. For all financial assets held at amortised costthe carrying values approximate fair value except as disclosed in note 13 ‘Other investments’. The carrying value and valuation basis of the Group’sfinancial liabilities are set outin notes 15 ‘Trade and other payables’ and 21 ‘Borrowings’. The carrying values approximate fair value for the Group’strade payables and other payables categories. For other financial liabilities a comparison of fair value and carrying value is disclosed in note 21 ‘Borrowings’. Level3 financialinstruments The Group’s borrowingsinclude €1,720 million (2023: €1,485 million) of bank borrowingsthat are secured against the Group’sshareholdingsin Indus Towers and Vodafone Idea (see note 12 ‘Investmentsin Associates and Joint Ventures’ for further details of these assets) and will be repaid through the realisation of proceedsfrom those assets. This arrangement contains an embedded derivative option which has been separately fair valued. The 31 March 2024 valuation of the embedded derivative asset of €22 million (2023: €198 million) is presented within derivative assetsin current assets(see note 14 ‘Trade and other receivables’). A Black Scholesmodel for European put options has been used as a valuation model and primarily usesmarketinputs(quoted share prices and volatilitiesfor Indus Towers and Vodafone Idea) along with a strike price equal to the amount payable under the loan. The valuation includes an unobservable adjustmentto reflect the potential timeframe to settle the loan and has been modelled using a range of potential durations up to 30 September 2025 (2023: September 2024). As a result of this unobservable adjustment, the option is classified as a level 3 instrument under the fair value hierarchy. An increase/(decrease) in durations applied of 6 monthswould increase/(decrease) the derivative asset by €31 million/(€7 million) (2023: €141million/(€115 million)). Netfinancialinstruments The table below showsthe Group’sfinancial assets and liabilitiesthat are subject to offsetin the balance sheet and the impact of enforceable master netting orsimilar agreements. At 31 March 2024 Related amounts not set off in the balance sheet Gross amount Amount set off Amounts presented in balance sheet Right of set off with derivative counterparties Collateral (liabilities)/assets1 Net amount €m €m €m €m €m €m Derivative financial assets 4,226 – 4,226 (899) (2,628) 699 Derivative financial liabilities (1,524) – (1,524) 899 741 116 Total 2,702 – 2,702 – (1,887) 815 At 31 March 2023 Related amounts not set off in the balance sheet Gross amount Amount set off Amounts presented in balance sheet Right of set off with derivative counterparties Collateral (liabilities)/assets1 Net amount €m €m €m €m €m €m Derivative financial assets 6,124 – 6,124 (910) (4,886) 328 Derivative financial liabilities (1,422) – (1,422) 910 239 (273) Total 4,702 – 4,702 – (4,647) 55 Note: 1 Excludes non-cash collateral of €370 million (2023: €nil)which is notrecognised on balance sheet butwhich would become payable to the Group in the event of a counterparty default on the related derivative financial assets. Financial assets and liabilities are offset and the net amountreported in the consolidated balance sheetwhen there is a legally enforceable rightto offsetthe recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. Derivative financial instrumentsthat do notmeet the criteria for offset could be settled netin certain circumstances under ISDA (‘International Swaps and Derivatives Association’) agreements where each party hasthe option to settle amounts on a net basisin the event of defaultfrom the other. Collateral may be offset and netsettled against derivative financial instrumentsin the event of default by either party. The aforementioned collateral balances are recorded in notes 13 ‘Other investments’ or 21 ‘Borrowings’ respectively. Notes tothe consolidated financial statements (continued) 200 VodafoneGroup Plc Annual Report 2024 2020 22.Capitalandfinancialriskmanagement(continued) Changes inassets andliabilities arising from financing activities Borrowings Derivative assets and liabilities Financial liabilities under put options Other liabilities Assets and liabilities arising from financing activities €m €m €m €m €m 31 March 2023 66,390 (4,702) 485 103 62,276 Cash movements Proceeds from issuance of long-term borrowings 1,533 – – – 1,533 Repayment of borrowings1 (10,106) – – – (10,106) Net movement in short-term borrowings (1,636) – – – (1,636) Net movement in derivatives – 144 – – 144 Interest paid1 (2,531) 272 (17) (54) (2,330) Purchase of treasury shares – – – – – Other – – (493) – (493) Non-cash movements Fair value movements – 2,233 – – 2,233 Foreign exchange 61 (231) – 1 (169) Interest costs2 2,766 (395) 13 56 2,440 Lease additions 3,915 – – – 3,915 Transfer of assets and liabilities held for sale (3,455) (23) – (1) (3,479) Other 50 – 12 – 62 31 March 2024 56,987 (2,702) – 105 54,390 Borrowings Derivative assets and liabilities Financial liabilities under put options Other liabilities Assets and liabilities arising from financing activities €m €m €m €m €m 1 April 2022 70,092 (2,954) 494 1,498 69,130 Cash movements Proceeds from issuance of long-term borrowings 4,071 – – – 4,071 Repayment of borrowings1 (13,538) – – – (13,538) Net movement in short-term borrowings 3,172 – – – 3,172 Net movement in derivatives – 261 – – 261 Interest paid1 (2,444) 590 (18) (79) (1,951) Purchase of treasury shares – – – (1,867) (1,867) Other – – (12) – (12) Non-cash movements Fair value movements – (1,688) – – (1,688) Foreign exchange (44) (350) – (20) (414) Interest costs2 2,657 (561) 21 (113) 2,004 Lease additions 7,652 – – – 7,652 Acquisition and disposal of subsidiaries (5,243) – – – (5,243) Other3 15 – – 684 699 31 March 2023 66,390 (4,702) 485 103 62,276 Note: 1 Includes €1,136 million (2023: €3,037million)in Repayment of borrowings and €103million (2023: €136million) in Interest paid that are presentedwithin Cash outflowsfrom discontinued operationsin the Consolidated statement of cash flows. 2 Includes €111million (2023: €103 million) of Interest costs presentedwithinDiscontinued operationsin the Consolidated income statement. 3 Movementin Otherliabilities primarily relate to share buyback programmes.

202 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 202 VodafoneGroup Plc Annual Report 2024 2020 23.Directors andkeymanagement compensation This note detailsthe total amounts earned by the Company’s Directors andmembers ofthe Executive Committee. Directors Aggregate emoluments of the Directors of the Company were asfollows: 2024 2023 2022 €m €m €m Short-term remuneration 8 6 7 Long-term incentive schemes1 1 3 2 9 9 9 Note: 1 Relatesto share-based payments. No Directorsserving during the year exercised share optionsin the year ended 31 March 2024 (2023: None; 2022: None). Keymanagementcompensation Aggregate compensation for keymanagement, being the Directors andmembers of the Executive Committee, was asfollows: 2024 2023 2022 €m €m €m Short-term employee benefits 27 25 28 Share-based payments 7 12 8 34 37 36

203 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 203 VodafoneGroup Plc Annual Report 2024 24.Employees This note showsthe average number of people employed by the Group during the year, in which areas of our business our employeeswork andwhere they are based. It also showstotal employment costs. Re-presented1 Re-presented1 2024 2023 2022 Employees Employees Employees By activity Operations 15,707 15,808 15,404 Selling and distribution 22,928 24,676 25,499 Customer care and administration 57,647 57,619 56,038 96,282 98,103 96,941 By segment Germany 15,115 15,242 15,256 UK 9,640 9,312 9,198 Other Europe 11,441 14,189 15,106 Africa 13,578 13,633 13,556 Turkey2 3,126 3,688 3,753 Vantage Towers – 753 502 Common Functions 34,273 31,561 29,611 87,173 88,378 86,982 Discontinued operations 9,109 9,725 9,959 Total 96,282 98,103 96,941 The costincurred in respect of these employees(including Directors) was: Re-presented1 Re-presented1 2024 2023 2022 €m €m €m Wages and salaries 4,674 4,384 3,923 Social security costs 497 468 449 Other pension costs (note 25 'Post employment benefits') 217 212 138 Share-based payments (note 26 'Shared-based payments') 110 128 110 5,498 5,192 4,620 Discontinued operations 748 650 714 Total 6,246 5,842 5,334 Notes: 1 The resultsforthe years ended 31March 2023 and 31 March 2022 have been re-presented to reflectthatthe results of Vodafone Spain and Vodafone Italy are nowreported as discontinued operations. See note 7 ‘Discontinued operations and assets held forsale’ formore information. 2 Thissegmentwas previously namedOther Markets and the comparative period includesthe results of Vodafone Ghana which, as previously reported, wassold in February 2023.Other Markets has been re-named to Turkey because thissegment comprised only Vodafone Turkey in the year ended 31 March 2024. Notes tothe consolidated financial statements (continued) 202 VodafoneGroup Plc Annual Report 2024 2020 23.Directors andkeymanagement compensation This note detailsthe total amounts earned by the Company’s Directors andmembers ofthe Executive Committee. Directors Aggregate emoluments of the Directors of the Company were asfollows: 2024 2023 2022 €m €m €m Short-term remuneration 8 6 7 Long-term incentive schemes1 1 3 2 9 9 9 Note: 1 Relatesto share-based payments. No Directorsserving during the year exercised share optionsin the year ended 31 March 2024 (2023: None; 2022: None). Keymanagementcompensation Aggregate compensation for keymanagement, being the Directors andmembers of the Executive Committee, was asfollows: 2024 2023 2022 €m €m €m Short-term employee benefits 27 25 28 Share-based payments 7 12 8 34 37 36

204 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 204 VodafoneGroup Plc Annual Report 2024 2020 25.Postemploymentbenefits The Group operates a number of Defined Benefit and Defined Contribution retirement plansfor our employees. The Group’slargest defined benefit plan isin the UK. For further detailssee ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation’. Accounting policies For defined benefitretirement plans,the difference between the fair value of the plan assets and the present value of the plan liabilitiesis recognised as an asset or a liability on the consolidated statement of financial position. Defined benefit plan liabilities are assessed using the projected unitfunding method and applying the principal actuarial assumptions atthe reporting period date. Assets are valued atmarket value. Actuarial gains and losses are taken to the consolidated statement of comprehensive income for defined benefit plans or consolidated income statement for cash leaver plans asincurred. For this purpose, actuarial gains and losses comprise both the effects of changesin actuarial assumptions and experience adjustments arising fromdifferences between the previous actuarial assumptions and what has actually occurred. The return on plan assets, in excess of interestincome, and costsincurred forthe management of plan assets are also taken to other comprehensive income. Other movementsin the netsurplus or deficit are recognised in the consolidated income statement, including the currentservice cost, any past service cost and the effect of any settlements. The interest costlessthe expected interest income on assetsis also charged to the consolidated income statement. The amount charged to the consolidated income statementin respect of these plansisincluded within operating costs or in the Group’sshare of the results of equity accounted operations, as appropriate. The Group’s contributionsto defined contribution pension plans are charged to the consolidated income statement asthey fall due. Background At 31 March 2024 the Group operated a number ofretirement plansforthe benefit of its employeesthroughout the world, with varying rights and obligations depending on the conditions and practicesin the countries concerned. The Group’s philosophy isto provide accessto defined contribution retirement planswhere feasible and tomanage legacy defined benefitretirement arrangements. Defined benefit plans provide benefits based on the employees’ length of pensionable service and their final pensionable salary or other criteria. Defined contribution plans offer employeesindividual fundsthat are converted into benefits at the time of retirement. The Group operates defined benefit plansin Germany, India, Ireland, Italy1 , the UK, theUnited States and defined benefitindemnity plansin Greece and Turkey. Defined contribution plans are currently provided in Egypt, Germany, Greece, India, Ireland, Italy1 , Portugal, South Africa, Spain1 and the UK. Income statement expense/(income) Re-presented1 Re-presented1 2024 2023 2022 €m €m €m Defined contribution plans 183 175 167 Defined benefit plans 34 37 (29) Total amount charged to income statement (note 24) 217 212 138 Note: 1 The defined contribution plan resultsforthe years ended 31 March 2023 and 31March 2022 have been re-presented to reflectthatthe results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations, decreasing both the previously disclosed defined contribution plans’ expense and the total amount charged to the income statement by €32 million and €30 million respectively. The results ofthe defined benefit plans have not been re-presented assuch impacts are immaterial. See note 7 ‘Discontinued operations and assets held for sale’ formore information. Definedbenefitplans The Group’sretirement policy isto provide competitive pension provision, in each operating country, in linewith themarket median for that location. The Group’s preferred retirement provision isfocused on Defined Contribution arrangements and/or State provision for future service. The Group’s main defined benefitfunding liability isthe Vodafone UK Group Pension Scheme (‘VodafoneUK plan’). Since June 2014 the Vodafone UK plan has consisted of two segregated sections: the Vodafone Section and the Cable & Wireless Section (‘CWW Section’). Both sections are closed to new entrants and to future accrual. The Group also operatessmaller funded and unfunded plansin theUK, funded and unfunded plansin Germany and a funded plan in Ireland. Defined benefit pension provision exposesthe Group to actuarial riskssuch aslonger than expected longevity of participants, lower than expected return on investments and higher than expected inflation, which may increase the liabilities or reduce the value of assets of the plans.

205 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 205 VodafoneGroup Plc Annual Report 2024 Themain defined benefit plans are administered by trustee boardswhich are legally separate from the Group and consist of representativeswho are employees, former employees or are independentfrom the Group. The trustee boards of the pension plans are required by legislation to actin the bestinterest of the participants,set the investmentstrategy and contribution rates and are subjectto statutory funding regimes. The Vodafone UK plan isregistered as an occupational pension plan withHM Revenue and Customs(‘HMRC’) and issubjectto UK legislation and operateswithin the framework outlined by the Pensions Regulator.UK legislation requiresthat pension plans are funded prudently and that valuations are undertaken atleast every three years. Separate valuations are required for the Vodafone Section and CWW Section. The trustees obtain regular actuarial valuationsto check whether the statutory funding objective ismet and whether a recovery plan isrequired to restore funding to the level of the agreed technical provisions. The 31 March 2022 triennial actuarial valuation for the Vodafone Section and CWW Section of the Vodafone UK plan showed a netsurplus of £248 million (€290 million) on the funding basis, comprising of a £97 million (€113 million)surplusfor the Vodafone Section and a £151 million (€177 million)surplusfor the CWW Section. No further contributions are due in respect of the VodafoneUK plan atthistime. The next actuarial valuation has an effective date of 31 March 2025. These plan-specific actuarial valuations differ to the IAS 19 ‘Employee Benefits’ accounting basis, which is used to measure pension assets and liabilities presented in the Group’s consolidated statement of financial position. Funding plans are individually agreed for each of the Group’s other defined benefit planswith the respective trustees or governing board, taking into accountlocalregulatory requirements. Itis expected that ordinary contributions of €29 millionwill be paid into the Group’s defined benefit plans during the year ending 31 March 2025. The Group has also provided certain guaranteesin respect of the Vodafone UK plan; further details are provided in note 29 ‘Contingentliabilities and legal proceedings’ to the consolidated financialstatements. The investmentstrategy for the UK plansis controlled by the trusteesin consultation with the Group and the plans have no directinvestmentsin the Group’s equity securities or in property or other assets currently used by the Group. The allocation of assets between different classes of investmentisreviewed regularly and is a key factor in the trustee investment policy. The trustees aim to achieve the plan’sinvestment objectives through investing partly in a diversified mix of growth assetswhich, over the long term, are expected to grow in value by more than the low-risk assets. The low-risk assetsinclude cash and gilts, inflation and interestrate hedging and in-substance insured pensioner annuity policiesin both the Vodafone Section and CWWSections of the Vodafone UK plan and an insured pensioner annuity policy in the Vodafone Ireland Pension Plan. A number of investmentmanagers are appointed to promote diversification by assets, organisation and investmentstyle and currentmarket conditions and trends are regularly assessed, which may lead to adjustmentsin the asset allocation. The key risksin relation to the Vodafone UK plan are set out below, alongside a summary of the stepstaken tomitigate each risk. Risk description Mitigation Investment strategy risk Underperformance of the investment strategy relative to the changes in the Vodafone UK Plan's liabilities, which are sensitive to interest rates and inflation, potentially leading to shortfalls in meeting pension obligations. The plan adopts a liability driven investment framework, by investing in assets that aim to match the characteristics of the Vodafone UK Plan's liabilities. This can help to hedge the risk of future changes in interest rate and inflation and also reduce balance sheet volatility. Longevity risk Pensions paid by the Vodafone UK Plan are guaranteed for life, and, therefore, if members are expected to live longer, the liabilities increase. The Vodafone UK Plan's funding targets include a margin for prudence to reflect uncertainty in future life expectancy. Both sections of the Vodafone UK Plan have pensioner annuity policies which help reduce exposure to changes in longevity. Longevity risk is also monitored by the trustees on a regular basis through its risk management framework. Regulatory risk Changes in pension regulations and accounting standards can impact the Group's pension obligations and reporting requirements. There is open communication with the trustees and advisors of the Vodafone UK Plan to understand the impact of any changes in regulation and to proactively address potential resulting risks. Actuarialassumptions The Group’s plan liabilities are measured using the projected unit creditmethod using the principal actuarial assumptionsset out below: 2024 2023 2022% % % Weighted average actuarial assumptions used at 31 March1 Rate of inflation2 2.9 3.0 3.3 Rate of increase in salaries3 3.0 3.0 3.1 Discount rate 4.5 4.5 2.5 Notes: 1 Figuresshown represent a weighted average assumption ofthe individual plans. The current yearweighted averages do notinclude Vodafone Italy’s defined benefit plan assumptions. See note 7 ‘Discontinued operations and assets held forsale’ formore information. 2 The rate of increase in pensionsin payment and deferred revaluation are dependent on the rate of inflation. 3 Relates only to schemes open to future accrual primarily inGermany, Ireland and India. Notes tothe consolidated financial statements (continued) 204 VodafoneGroup Plc Annual Report 2024 2020 25.Postemploymentbenefits The Group operates a number of Defined Benefit and Defined Contribution retirement plansfor our employees. The Group’slargest defined benefit plan isin the UK. For further detailssee ‘Critical accounting judgements and key sources of estimation uncertainty’ in note 1 ‘Basis of preparation’. Accounting policies For defined benefitretirement plans,the difference between the fair value of the plan assets and the present value of the plan liabilitiesis recognised as an asset or a liability on the consolidated statement of financial position. Defined benefit plan liabilities are assessed using the projected unitfunding method and applying the principal actuarial assumptions atthe reporting period date. Assets are valued atmarket value. Actuarial gains and losses are taken to the consolidated statement of comprehensive income for defined benefit plans or consolidated income statement for cash leaver plans asincurred. For this purpose, actuarial gains and losses comprise both the effects of changesin actuarial assumptions and experience adjustments arising fromdifferences between the previous actuarial assumptions and what has actually occurred. The return on plan assets, in excess of interestincome, and costsincurred forthe management of plan assets are also taken to other comprehensive income. Other movementsin the netsurplus or deficit are recognised in the consolidated income statement, including the currentservice cost, any past service cost and the effect of any settlements. The interest costlessthe expected interest income on assetsis also charged to the consolidated income statement. The amount charged to the consolidated income statementin respect of these plansisincluded within operating costs or in the Group’sshare of the results of equity accounted operations, as appropriate. The Group’s contributionsto defined contribution pension plans are charged to the consolidated income statement asthey fall due. Background At 31 March 2024 the Group operated a number ofretirement plansforthe benefit of its employeesthroughout the world, with varying rights and obligations depending on the conditions and practicesin the countries concerned. The Group’s philosophy isto provide accessto defined contribution retirement planswhere feasible and tomanage legacy defined benefitretirement arrangements. Defined benefit plans provide benefits based on the employees’ length of pensionable service and their final pensionable salary or other criteria. Defined contribution plans offer employeesindividual fundsthat are converted into benefits atthe time of retirement. The Group operates defined benefit plansin Germany, India, Ireland, Italy1 , the UK, theUnited States and defined benefitindemnity plansin Greece and Turkey. Defined contribution plans are currently provided in Egypt, Germany, Greece, India, Ireland, Italy1 , Portugal, South Africa, Spain1 and the UK. Income statement expense/(income) Re-presented1 Re-presented1 2024 2023 2022 €m €m €m Defined contribution plans 183 175 167 Defined benefit plans 34 37 (29) Total amount charged to income statement (note 24) 217 212 138 Note: 1 The defined contribution plan resultsforthe years ended 31 March 2023 and 31March 2022 have been re-presented to reflectthatthe results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations, decreasing both the previously disclosed defined contribution plans’ expense and the total amount charged to the income statement by €32 million and €30 million respectively. The results ofthe defined benefit plans have not been re-presented assuch impacts are immaterial. See note 7 ‘Discontinued operations and assets held for sale’ formore information. Definedbenefitplans The Group’sretirement policy isto provide competitive pension provision, in each operating country, in linewith themarket median for that location. The Group’s preferred retirement provision isfocused on Defined Contribution arrangements and/or State provision for future service. The Group’s main defined benefitfunding liability isthe Vodafone UK Group Pension Scheme (‘VodafoneUK plan’). Since June 2014 the Vodafone UK plan has consisted of two segregated sections: the Vodafone Section and the Cable & Wireless Section (‘CWW Section’). Both sections are closed to new entrants and to future accrual. The Group also operatessmaller funded and unfunded plansin theUK, funded and unfunded plansin Germany and a funded plan in Ireland. Defined benefit pension provision exposesthe Group to actuarial riskssuch aslonger than expected longevity of participants, lower than expected return on investments and higher than expected inflation, which may increase the liabilities or reduce the value of assets of the plans.

206 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 206 VodafoneGroup Plc Annual Report 2024 2020 25.Postemploymentbenefits(continued) Mortality assumptions used are based on recommendationsfrom the individual local actuarieswhich include adjustmentsfor the experience of the Groupwhere appropriate. The Group’slargest plan isthe VodafoneUK plan. Life expectancies assumed for the UK plans are 22.6/24.3 years(2023: 22.8/24.7 years) for a male/female pensioner currently aged 65 years and 23.6/25.4 years(2023: 23.7/25.5 years) fromage 65 for a male/female non-pensionermember currently aged 40. Charges made to the consolidated income statement and consolidated statement of comprehensive income (‘SOCI’) on the basis of the assumptionsstated above are shown in the table below. 2024 2023 2022 €m €m €m Current service cost 42 44 38 Net past service credit1 – – (71) Net interest (income)/charge (8) (7) 4 Total net cost/(credit) included within staff costs 34 37 (29) Actuarial losses/(gains) recognised in the SOCI 77 213 (627) Notes: 1 In the year ended 31 March 2022, a change in Germany relating to the provision of death and disability benefits effective from 1 April 2021 resulted in a pastservice credit of €49 million and further net pastservice creditswere recognised forthe VodafoneUK plan relating to the offer of a pension increase exchange to allmembers atretirement and benefit clarifications. Durationofthebenefitobligations Theweighted average duration of the defined benefit obligation at 31 March 2024 is 15 years(2023: 16 years). Fairvalueoftheassetsandpresentvalueoftheliabilitiesoftheplans The amount included in the consolidated statement of financial position arising from the Group’s obligationsin respect of its defined benefit plansis asfollows: Assets Liabilities Net surplus €m €m €m 1 April 2022 7,715 (7,441) 274 Service cost – (44) (44) Interest income/(cost) 185 (178) 7 Return on plan assets excluding interest income (2,475) – (2,475) Actuarial gains arising from changes in demographic assumptions – 186 186 Actuarial gains arising from changes in financial assumptions – 2,293 2,293 Actuarial losses arising from experience adjustments – (217) (217) Employer cash contributions 42 – 42 Member cash contributions 15 (15) – Benefits paid (216) 216 – Exchange rate movements (211) 224 13 Other movements (8) – (8) 31 March 2023 5,047 (4,976) 71 Service cost – (42) (42) Interest income/(cost) 223 (215) 8 Return on plan assets excluding interest income (102) – (102) Actuarial gains arising from changes in demographic assumptions – 72 72 Actuarial gains arising from changes in financial assumptions – 30 30 Actuarial losses arising from experience adjustments – (77) (77) Employer cash contributions 41 – 41 Member cash contributions 15 (15) – Benefits paid (173) 173 – Exchange rate movements 104 (73) 31 Liabilities held for sale – 51 51 Other movements (7) – (7) 31 March 2024 5,148 (5,072) 76

207 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 207 VodafoneGroup Plc Annual Report 2024 The table below provides an analysis of the netsurplusfor the Group as awhole. 2024 2023 €m €m Analysis of net surplus: Total fair value of plan assets 5,148 5,047 Present value of funded plan liabilities (5,017) (4,875) Net surplus for funded plans 131 172 Present value of unfunded plan liabilities (55) (101) Net surplus 76 71 Net surplus is analysed as: Assets1 257 329 Liabilities (181) (258) Note: 1 Pension assets are deemed to be recoverable and there are no adjustmentsin respect ofminimumfunding requirements as economic benefits are available to theGroup eitherin the form of future refunds or, for plansstill open to benefit accrual, in the formof possible reductionsin future contributions. An analysis of netsurplusis provided below for the Vodafone UK plan, which is a funded plan. As part of the merger of the Vodafone UK plan and the Cable and Wireless Worldwide Retirement Plan (‘CWWRP’) plan on 6 June 2014 the assets and liabilities of the CWW Section are segregated from the Vodafone Section and hence are reported separately below. CWW Section Vodafone Section 2024 2023 2024 2023 €m €m €m €m Analysis of net surplus: Total fair value of plan assets 1,781 1,845 1,983 1,958 Present value of plan liabilities (1,676) (1,657) (1,924) (1,900) Net surplus1 105 188 59 58 Note: 1 All netsurpluses are reported as non-current assets in the consolidated statement of financial position. Fair valueof planassets 2024 2023 €m €m Cash and cash equivalents 52 27 Equity investments: With quoted prices in an active market 261 140 Without quoted prices in an active market 293 322 Debt instruments: With quoted prices in an active market 928 588 Without quoted prices in an active market 944 288 Property: With quoted prices in an active market 16 17 Without quoted prices in an active market 374 438 Derivatives:1 Without quoted prices in an active market 1,040 1,791 Investment fund 580 782 Annuity policies With quoted prices in an active market – 25 Without quoted prices 660 629 Total 5,148 5,047 Note: 1 Derivativesinclude collateral held in the form of cash. Assets are valued using ‘level 2’ inputs underIFRS 13 ‘Fair Value Measurement’ principles and classified as unquoted accordingly. The fair value of plan assets, which have been measured in accordancewith IFRS 13 ‘Fair Value Measurement’, are analysed by asset category above and are subdivided by assetsthat have a quotedmarket price in an activemarket and those that do not,such asinvestmentfunds. Where available, the fair values are quoted prices(e.g. listed equity,sovereign debt and corporate bonds). Unlisted investmentswithout quoted pricesin an active market(e.g. private equity) are included at values provided by the fundmanager in accordance with relevant guidance. Othersignificant assets are valued based on observable inputssuch as yield curves. The Vodafone UK plan annuity policiesfully match the pension obligations of those pensionersinsured and therefore are set equal to the present value of the related obligations. Investmentfunds of €580 million at 31 March 2024 (2023: €782 million) include investmentsin diversified alternative beta funds held in the Vodafone Section of the VodafoneUK plan. The actualreturn on plan assets over the year to 31 March 2024 was a gain of €121 million (2023: €2,290 million loss). Notes tothe consolidated financial statements (continued) 206 VodafoneGroup Plc Annual Report 2024 2020 25.Postemploymentbenefits(continued) Mortality assumptions used are based on recommendationsfrom the individual local actuarieswhich include adjustmentsfor the experience of the Groupwhere appropriate. The Group’slargest plan isthe VodafoneUK plan. Life expectancies assumed for the UK plans are 22.6/24.3 years(2023: 22.8/24.7 years) for a male/female pensioner currently aged 65 years and 23.6/25.4 years(2023: 23.7/25.5 years) fromage 65 for a male/female non-pensionermember currently aged 40. Charges made to the consolidated income statement and consolidated statement of comprehensive income (‘SOCI’) on the basis of the assumptionsstated above are shown in the table below. 2024 2023 2022 €m €m €m Current service cost 42 44 38 Net past service credit1 – – (71) Net interest (income)/charge (8) (7) 4 Total net cost/(credit) included within staff costs 34 37 (29) Actuarial losses/(gains) recognised in the SOCI 77 213 (627) Notes: 1 In the year ended 31 March 2022, a change in Germany relating to the provision of death and disability benefits effective from 1 April 2021 resulted in a pastservice credit of €49 million and further net pastservice creditswere recognised forthe VodafoneUK plan relating to the offer of a pension increase exchange to allmembers atretirement and benefit clarifications. Durationofthebenefitobligations Theweighted average duration of the defined benefit obligation at 31 March 2024 is 15 years(2023: 16 years). Fairvalueoftheassetsandpresentvalueoftheliabilitiesoftheplans The amount included in the consolidated statement of financial position arising from the Group’s obligationsin respect of its defined benefit plansis asfollows: Assets Liabilities Net surplus €m €m €m 1 April 2022 7,715 (7,441) 274 Service cost – (44) (44) Interest income/(cost) 185 (178) 7 Return on plan assets excluding interest income (2,475) – (2,475) Actuarial gains arising from changes in demographic assumptions – 186 186 Actuarial gains arising from changes in financial assumptions – 2,293 2,293 Actuarial losses arising from experience adjustments – (217) (217) Employer cash contributions 42 – 42 Member cash contributions 15 (15) – Benefits paid (216) 216 – Exchange rate movements (211) 224 13 Other movements (8) – (8) 31 March 2023 5,047 (4,976) 71 Service cost – (42) (42) Interest income/(cost) 223 (215) 8 Return on plan assets excluding interest income (102) – (102) Actuarial gains arising from changes in demographic assumptions – 72 72 Actuarial gains arising from changes in financial assumptions – 30 30 Actuarial losses arising from experience adjustments – (77) (77) Employer cash contributions 41 – 41 Member cash contributions 15 (15) – Benefits paid (173) 173 – Exchange rate movements 104 (73) 31 Liabilities held for sale – 51 51 Other movements (7) – (7) 31 March 2024 5,148 (5,072) 76

208 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 208 VodafoneGroup Plc Annual Report 2024 2020 Sensitivityanalysis Measurement of the Group’s defined benefitretirement obligation issensitive to changesin certain key assumptions. The sensitivity analysis below shows how a reasonably possible increase or decrease in a particular assumption would, in isolation,resultin an increase or decrease in the present value of the defined benefit obligation as at 31 March 2024. Rate of inflation Rate of increase in salaries Discount rate Life expectancy Decrease by 0.5% Increase by 0.5% Decrease by 0.5% Increase by 0.5% Decrease by 0.5% Increase by 0.5% Decrease by 1 year Increase by 1 year €m €m €m €m €m €m €m €m (Decrease)/increase in present value of defined benefit obligation (232) 250 (2) 3 362 (321) (122) 122 1 Note: 1 The sensitivity analysis may not be representative of an actual change in the defined benefit obligation asitis unlikely that changesin assumptionswould occur in isolation of one another. In presenting thissensitivity analysis, the change in the present value ofthe defined benefit obligation has been calculated on the same basis as prior years using the projected unit credit method atthe end ofthe year,which isthe same asthat applied in calculating the defined benefit obligation liability recognised in the statement of financial position. The rate of inflation assumption sensitivity factorsin the impact of changesto all assumptionsrelating to inflation including the rate of increase in salaries, pension increases and deferred revaluations. 26.Share-basedpayments The Group has a number ofshare plans used to award sharesto Executive Directors and employees as part oftheir remuneration package. A charge isrecognised over the vesting period in the consolidated income statement to record the cost ofthese, based on the fair value of the award on the grant date. Accounting policies The Group issues equity-settled share-based awardsto certain employees. Equity-settled share-based awards are measured atfair value (excluding the effect of non-market-based vesting conditions) atthe date of grant. The fair value determined atthe grant date of the equity-settled share-based award is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the sharesthatwill eventually vest and adjusted for the effect of non-market-based vesting conditions. A corresponding increase in additional paid-in capital is also recognised. Some share awards have an attached market condition, based on totalshareholder return (‘TSR’), which istaken into account when calculating the fair value of the share awards. The valuation for the TSR is based on Vodafone’sranking within the same group of companies, where possible, over the pastfive years. The fair value of awards of non-vested sharesis a calculation of the closing price of the Company’sshares on the day prior to the grant date, adjusted for the present value of the delay in receiving dividends where appropriate. Themaximumaggregate number of ordinary shares whichmay be issued in respect ofshare options orshare planswill not (withoutshareholder approval) exceed: − 10% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shareswhich have been allocated in the preceding ten year period under all plans; and − 5% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shareswhich have been allocated in the preceding ten year period under all plans, other than any planswhich are operated on an all-employee basis. Shareoptions Vodafone SharesavePlan Under the Vodafone Sharesave PlanUK staffmay acquire sharesin the Company through monthly savings of up to £375 over a three and/or five year period. The savings may then be used to purchase shares atthe option price, which isset atthe beginning of the invitation period at a discount of up to 20% to the then prevailingmarket price of the Company’sshares. Shareplans VodafoneGroupexecutive plans Under the Vodafone Global Incentive Plan awards ofshares are granted to Directors and certain employees. The release of these sharesis conditional upon continued employment and forsome awards achievement of certain performance targetsmeasured over a three year period.

209 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 209 VodafoneGroup Plc Annual Report 2024 Movements inoutstandingordinaryshareoptions Ordinary share options 2024 2023 2022 Millions Millions Millions 1 April 62 61 62 Granted during the year 63 50 20 Forfeited during the year (1) (2) (2) Exercised during the year – (8) (1) Expired during the year (54) (39) (18) 31 March 70 62 61 Weighted average exercise price: 1 April £0.87 £1.02 £1.07 Granted during the year £0.58 £0.83 £0.95 Forfeited during the year £0.81 £1.02 £1.06 Exercised during the year £1.06 £1.05 £1.17 Expired during the year £0.82 £1.01 £1.10 31 March £0.66 £0.87 £1.02 Summaryofoptionsoutstanding 31 March 2024 31 March 2023 Outstanding shares Weighted average exercise Weighted remaining average contractual life Outstanding shares Weighted average exercise Weighted remaining average contractual life Millions price Months Millions price Months Vodafone Group Sharesave Plan: £0.58 - £1.57 70 £0.66 31 62 £0.87 33 Shareawards Movementsin non-vested shares are asfollows: 2024 2023 2022 Weighted Weighted Weighted average fair average fair average fair value at value at value at Millions grant date Millions grant date Millions grant date 1 April 261 £1.14 270 £1.07 267 £1.20 Granted 177 £0.72 120 £1.17 113 £1.17 Vested (76) £1.17 (70) £1.15 (68) £1.44 Forfeited (45) £0.99 (59) £0.89 (42) £1.52 31 March 317 £0.92 261 £1.14 270 £1.07 Otherinformation The total fair value ofshares vested during the year ended 31 March 2024 was £89million (2023: £81 million; 2022: £98 million). The compensation costincluded in the consolidated income statementin respect ofshare options and share plans was €125million (2023: €141 million; 2022: €119 million) which is comprised principally of equity-settled transactions. The average share price for the year ended 31 March 2024 was 74.7 pence (2023: 108.2 pence; 2022: 122.1 pence). Notes tothe consolidated financial statements (continued) 208 VodafoneGroup Plc Annual Report 2024 2020 Sensitivityanalysis Measurement of the Group’s defined benefitretirement obligation issensitive to changesin certain key assumptions. The sensitivity analysis below shows how a reasonably possible increase or decrease in a particular assumption would, in isolation,resultin an increase or decrease in the present value of the defined benefit obligation as at 31 March 2024. Rate of inflation Rate of increase in salaries Discount rate Life expectancy Decrease by 0.5% Increase by 0.5% Decrease by 0.5% Increase by 0.5% Decrease by 0.5% Increase by 0.5% Decrease by 1 year Increase by 1 year €m €m €m €m €m €m €m €m (Decrease)/increase in present value of defined benefit obligation (232) 250 (2) 3 362 (321) (122) 122 1 Note: 1 The sensitivity analysis may not be representative of an actual change in the defined benefit obligation asitis unlikely that changesin assumptionswould occur in isolation of one another. In presenting thissensitivity analysis, the change in the present value ofthe defined benefit obligation has been calculated on the same basis as prior years using the projected unit credit method atthe end ofthe year,which isthe same asthat applied in calculating the defined benefit obligation liability recognised in the statement of financial position. The rate of inflation assumption sensitivity factorsin the impact of changesto all assumptionsrelating to inflation including the rate of increase in salaries, pension increases and deferred revaluations. 26.Share-basedpayments The Group has a number ofshare plans used to award sharesto Executive Directors and employees as part oftheir remuneration package. A charge isrecognised over the vesting period in the consolidated income statement to record the cost ofthese, based on the fair value of the award on the grant date. Accounting policies The Group issues equity-settled share-based awardsto certain employees. Equity-settled share-based awards are measured atfair value (excluding the effect of non-market-based vesting conditions) atthe date of grant. The fair value determined atthe grant date of the equity-settled share-based award is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the sharesthatwill eventually vest and adjusted for the effect of non-market-based vesting conditions. A corresponding increase in additional paid-in capital is also recognised. Some share awards have an attached market condition, based on totalshareholder return (‘TSR’), which istaken into account when calculating the fair value of the share awards. The valuation for the TSR is based on Vodafone’sranking within the same group of companies, where possible, over the pastfive years. The fair value of awards of non-vested sharesis a calculation of the closing price of the Company’sshares on the day prior to the grant date, adjusted for the present value of the delay in receiving dividends where appropriate. Themaximumaggregate number of ordinary shares whichmay be issued in respect ofshare options orshare planswill not (withoutshareholder approval) exceed: − 10% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shareswhich have been allocated in the preceding ten year period under all plans; and − 5% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shareswhich have been allocated in the preceding ten year period under all plans, other than any planswhich are operated on an all-employee basis. Shareoptions Vodafone SharesavePlan Under the Vodafone Sharesave PlanUK staffmay acquire sharesin the Company through monthly savings of up to £375 over a three and/or five year period. The savingsmay then be used to purchase shares atthe option price, which isset atthe beginning of the invitation period at a discount of up to 20% to the then prevailingmarket price of the Company’sshares. Shareplans VodafoneGroupexecutive plans Under the Vodafone Global Incentive Plan awards ofshares are granted to Directors and certain employees. The release of these sharesis conditional upon continued employment and forsome awards achievement of certain performance targetsmeasured over a three year period.

210 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 210 VodafoneGroup Plc Annual Report 2024 2020 27.Acquisitions anddisposals Thenotebelowprovidesdetailsof acquisitionanddisposaltransactionsforthecurrent year aswellasthose completedinthe prior year.Forfurtherdetailssee‘Criticalaccountingjudgementsandkey sourcesof estimationuncertainty’ innote1‘Basisof preparation’totheconsolidatedfinancialstatements. Accounting policies Businesscombinations Acquisitions ofsubsidiaries are accounted for using the acquisitionmethod. The cost ofthe acquisition ismeasured atthe aggregate ofthe fair values at the date of exchange of assets given, liabilitiesincurred or assumed and equity instrumentsissued by theGroup.Acquisition-related costs are recognised in the consolidated income statement asincurred. The acquiree’sidentifiable assets and liabilities are recognised attheirfair values atthe acquisition date,which isthe date onwhichcontrol istransferred to theGroup.Goodwill ismeasured asthe excess ofthe sumofthe consideration transferred,the amount of any non-controlling interestsin the acquiree and the fair value oftheGroup’s previously held equity interestin the acquiree, if any, overthe net amounts ofidentifiable assets acquired and liabilities assumed atthe acquisition date. The interest ofthe non-controlling shareholdersin the acquireemay initially bemeasured either atfair value or atthenon-controlling shareholders’ proportion ofthe netfair value ofthe identifiable assets acquired, liabilities and contingentliabilities assumed. The choice ofmeasurement basisismade on an acquisition-by-acquisition basis. Acquisitionofinterests fromnon-controllingshareholders In transactionswith non-controlling partiesthat do notresultin a change incontrol,the difference between the fair value ofthe consideration paid or received and the amount bywhich the non-controlling interestis adjusted isrecognised in equity. Disposals The difference between the carryingvalue ofthe net assets disposed of and the fair value of consideration received isrecorded as a gain orloss on disposal. Foreign exchange translation gains orlossesrelating to subsidiaries, joint arrangements and associatesthattheGroup has disposed of, and that have previously been recorded in other comprehensive income or expense, are also recognised as part ofthe gain orloss on disposal. Othertransactionswithnon-controllingshareholders insubsidiaries The aggregate cash consideration in respect of othertransactionswith non-controlling shareholdersin subsidiaries, net of cash acquired, is asfollows: 2024 2023 €m €m Cash consideration (paid) Vantage Towers – (667) Other (16) (25) (16) (692) Vantage Towers In the comparative period on13November 2022,theGroup completed thepurchase of 4.2% ofVantage TowersA.G.for cash consideration of €667 millionwhich took itsshareholding to 85.8%. Disposals The aggregate cash consideration in respect ofthe disposal ofsubsidiaries, net of cash disposed, is asfollows: 2024 2023 €m €m Cash consideration (paid)/received Vodafone Hungary (4) 1,606 Vantage Towers – 5,592 Other disposals during the period – 2 Net cash disposed (63) (224) (67) 6,976

211 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 211 VodafoneGroup Plc Annual Report 2024 M-PesaHoldings On 28 September 2023 theGroup soldM-PesaHolding Company Limited (‘MPHCL’),which holdsfunds on trustfor M-Pesa customers,to SafaricomPlc forUS$1.Balancesincluded in theGroup’s consolidated statement offinancial position atthe date of disposal included cash of €63million,together with short-terminvestments of €1,195million and€1,156million due toM-Pesa customersrecordedwithinOtherinvestments and Trade and other payables,respectively. VodafoneHungary In the comparative period on31 January 2023,theGroup completed the sale ofVodafoneMagyarország Zrt(‘VodafoneHungary’)to 4iGPublic Limited Company and Corvinus Zrt. The tablebelowsummarisesthe net assets disposed and the resulting loss on disposal of €69million. €m Goodwill (441) Other intangible assets (521) Property, plant and equipment (516) Inventory (17) Trade and other receivables (206) Cash and cash equivalents (3) Current and deferred taxation 13 Borrowings 106 Trade and other payables 163 Provisions 31 Net assets disposed (1,391) Cash proceeds 1,606 Foreign exchange recycled from Currency reserve on disposal (284) Net loss on disposal1 (69) Notes: 1 Includedinotherincome inthe consolidatedincome statementinthe yearended31March2023. Vantage Towers In the comparative period on22March 2023,theGroup completed the disposal ofitsinterestin Vantage TowersA.G.toOakHoldings 1GmbH,the co-control partnership ofVodafone,GIP and KKR.Vodafone initially retained an interest of 64.2% inOakHoldings1GmbH,which owns 89.3%ofVantage TowersA.G. The table belowsummarisesthe net assets disposed and the net gain on disposal as €8,607million. €m Goodwill (3,448) Other intangible assets (294) Property, plant and equipment (4,882) Investments in associates and joint ventures (2,778) Trade and other receivables (292) Cash and cash equivalants (207) Current and deferred taxation 61 Borrowings 4,916 Trade and other payables 658 Provisions 556 Net assets disposed (5,710) Non-controlling interests derecognised 807 Cash proceeds 5,592 Fair value of Investment in Oak Holdings 1 GmbH 8,634 Restriction of gain (note 20)1 (680) Foreign exchange recycled from Currency reserve on disposal (36) Net gain on disposal2 8,607 Notes: 1 Relatedtaxof€154millionisincludedinIncometaxexpense inthe consolidatedincome statementinthe yearended31March2023. 2 €8,729millionincludedinotherincome and€122millionincludedindiscontinuedoperationsinthe consolidatedincomestatementinthe yearended31March2023. VodafoneGhana In the comparative period on21February 2023,theGroup completed the sale ofits 70% shareholding in Vodafone TelecommunicationsCompany Limited (‘VodafoneGhana’)to TelecelGroup for consideration of €Nil.Anetgain on disposal of €689millionwasrecordedwithin otherincome and expense in the consolidated income statement. Othermatters Vodafone Egypt In the comparative period on13December 2022,theGroup announced ithad completed the transfer ofits 55% shareholding in Vodafone Egyptto its subsidiary,VodacomGroup Limited (‘Vodacom’). Vodafonewasissuedwith 242million sharesin Vodacomand received cash proceeds of €577million in exchange forits 55%shareholding in Vodafone Egypt. Following completion, Vodafone’sshareholding in Vodacomhasincreased from60.5% to 65.1%. Notes tothe consolidated financial statements (continued) 210 VodafoneGroup Plc Annual Report 2024 2020 27.Acquisitions anddisposals Thenotebelowprovidesdetailsof acquisitionanddisposaltransactionsforthecurrent year aswellasthose completedinthe prior year.Forfurtherdetailssee‘Criticalaccountingjudgementsandkey sourcesof estimationuncertainty’ innote1‘Basisof preparation’totheconsolidatedfinancialstatements. Accounting policies Businesscombinations Acquisitions ofsubsidiaries are accounted for using the acquisitionmethod. The cost ofthe acquisition ismeasured atthe aggregate ofthe fair values at the date of exchange of assets given, liabilitiesincurred or assumed and equity instrumentsissued by theGroup.Acquisition-related costs are recognised in the consolidated income statement asincurred. The acquiree’sidentifiable assets and liabilities are recognised attheirfair values atthe acquisition date,which isthe date onwhichcontrol istransferred to theGroup.Goodwill ismeasured asthe excess ofthe sumofthe consideration transferred,the amount of any non-controlling interestsin the acquiree and the fair value oftheGroup’s previously held equity interestin the acquiree, if any, overthe net amounts ofidentifiable assets acquired and liabilities assumed atthe acquisition date. The interest ofthe non-controlling shareholdersin the acquireemay initially bemeasured either atfair value or atthenon-controlling shareholders’ proportion ofthe netfair value ofthe identifiable assets acquired, liabilities and contingentliabilities assumed. The choice ofmeasurement basisismade on an acquisition-by-acquisition basis. Acquisitionofinterests fromnon-controllingshareholders In transactionswith non-controlling partiesthat do notresultin a change incontrol,the difference between the fair value ofthe consideration paid or received and the amount bywhich the non-controlling interestis adjusted isrecognised in equity. Disposals The difference between the carrying value ofthe net assets disposed of and the fair value of consideration received isrecorded as a gain orloss on disposal. Foreign exchange translation gains orlossesrelating to subsidiaries, joint arrangements and associatesthattheGroup has disposed of, and that have previously been recorded in other comprehensive income or expense, are also recognised as part ofthe gain orloss on disposal. Othertransactionswithnon-controllingshareholders insubsidiaries The aggregate cash consideration in respect of othertransactionswith non-controlling shareholdersin subsidiaries, net of cash acquired, is asfollows: 2024 2023 €m €m Cash consideration (paid) Vantage Towers – (667) Other (16) (25) (16) (692) Vantage Towers In the comparative period on13November 2022,theGroup completed thepurchase of 4.2% ofVantage TowersA.G.for cash consideration of €667 millionwhich took itsshareholding to 85.8%. Disposals The aggregate cash consideration in respect ofthe disposal ofsubsidiaries, net of cash disposed, is asfollows: 2024 2023 €m €m Cash consideration (paid)/received Vodafone Hungary (4) 1,606 Vantage Towers – 5,592 Other disposals during the period – 2 Net cash disposed (63) (224) (67) 6,976

212 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes tothe consolidated financial statements (continued) 212 VodafoneGroup Plc Annual Report 2024 2020 28.Commitments Acommitmentisa contractualobligationtomakeapaymentinthefuture,mainlyinrelationtoagreementstobuyassetssuch asmobiledevices,networkinfrastructureandITsystemsandleasesthathavenot commenced.Theseamounts arenot recordedintheconsolidatedstatementoffinancialpositionsincewehavenot yetreceivedthegoodsorservicesfromthe supplier. Capitalcommitments The amounts beloware theminimumamountsthatwe are committed to pay. Group 2024 2023 €m €m Contracts placed for future capital expenditure not provided in the financial statements1, 2 2,442 3,507 Note: 1 Commitmentincludes contractsplacedforproperty,plant andequipment andintangibleassets. 2 Includes €423million(2023:€469million)inrespectofVodafone ItalyandVodafone Spain,whicharenowreportedas discontinuedoperations.Seenote7‘Discontinuedoperationsandassetsheld forsale’formore information. Leases entered into by theGroup but not commenced at31March2024 are disclosed in note 20 ‘Leases’. Included in capital commitmentsis an amount of €nil(2023: €114million)relating to spectrumacquisition commitmentsin Vodacom. In March 2023, the Group entered into an agreement with Altice Luxembourg S.A. to create a joint venture, OXG Glasfaser Beteiligungs GmbH (‘OXG’),with 50.0% shareholding held by each shareholder. Each shareholder is committed to contribute funding of up to €950 million to OXG for the deployment of fibre-to-the-home in Germany. During the year ended 31 March 2024, the Group provided €32 million of capital contributionsto OXG. The remaining funding commitment of €918 million is expected to be contributed between 2024 and 2029. The amount and timing of the funding depends on the speed and size of the fibre deployment. The contribution can be in the form of free capital reserves,shareholder loan, loan notes orsimilar instruments as agreed by the shareholders. 29.Contingentliabilities andlegalproceedings Contingentliabilitiesarepotentialfuture cashoutflows,wherethelikelihoodofpaymentis consideredmorethanremote,but isnot consideredprobableor cannotbemeasuredreliably. 2024 2023 €m €m Performance and payment bonds1 1,399 1,307 Notes: 1 Performance bondsrequire theGrouptomakepaymentsto thirdpartiesinthe eventthattheGroupdoesnotperformwhatis expectedofitunderthe termsof any relatedcontractsor commercial arrangements. UKpensionschemes TheGroup’smain defined benefit plan isthe VodafoneUKGroupPensionScheme (‘VodafoneUK plan’)which hastwo segregated sections,the Vodafone Section and theCWWSection, as detailed in note 25 ‘Post employment benefits’. TheGroup has covenanted to provide security in favour of both the Vodafone Section and CWWSectionwhen they are in adeficit position. The deficitis measured on a prescribed basis agreed between theGroup and Trustee,which differsfromthe IAS 19 accounting basis orthe funding basis perthe triennial actuarial valuation reported in note 25 ‘Post employment benefits’. TheGroup providessurety bonds asthe security. The level ofthe security has varied since inception in linewith themovementin the VodafoneUK plan deficit.As at31March 2024 theVodafoneUK plan retainssecurity over €117million (notional value)forthe Vodafone Section andno security is currently required fortheCWWSection. The security may be substituted either on a voluntary ormandatory basis. TheCompanyhas also provided two guaranteesto the Vodafone Section ofthe Vodafone UK plan for a combined value up to €1.46 billion to provide security overthe deficit under certaindefined circumstances, including insolvency ofthe employers. TheCompanyhas also agreed a similar guarantee of up to €1.46 billion fortheCWWSection. An additionalsmallerUK defined benefit plan,the THUS PlcGroup Scheme, has a guarantee fromtheCompany for up to €117million.

213 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 213 VodafoneGroup Plc Annual Report 2024 VodafoneIdea As part ofthe agreementtomerge Vodafone India and IdeaCellularin 2017,the parties agreed amechanismfor payments between theGroup and Vodafone Idea Limited (‘VIL’) pursuantto the difference between the crystallisation of certain identified contingentliabilitiesin relation to legal, regulatory,tax and othermatters, and refundsrelating toVodafone India and IdeaCellular.Cash payments or cash receiptsrelating to thesematters musthave beenmade orreceived byVIL before any amount becomes due fromor owed to theGroup.Any future payments by theGroup toVIL as a result ofthis agreementwould only bemade aftersatisfaction ofthis and other contractual conditions. TheGroup’smaximumpotential exposure underthismechanismis capped atINR64 billion (€713million). The final liability calculation date undertheCLAMis 30 June 2025 andno further cash payments are considered probable fromtheGroup as at31March 2024. The carrying value oftheGroup’sinvestmentin VIL is €nil and theGroup isrecording no furthershare oflossesin respect ofVIL. TheGroup’s potential exposure to liabilitieswithin VIL is capped by themechanismdescribed above; consequently, contingentliabilities arising fromlitigation in India concerning the operations ofVodafone India are notreported. IndusTowers Underthe terms ofthe Indus and Bharti InfratelmergerinNovember2020, a security packagewas agreed forthebenefit ofthe newly createdmerged entity, Indus Towers,which could be invoked in the eventthatVILwas unable tomakeMSApayments. The remaining element ofthe security package is a secondary pledge overshares owned by VodafoneGroup in Indus Towers,ranking behind Vodafone’s existing lendersforthe outstanding bank borrowings of €1.7 billion as at31March 2024 secured againstIndian assets(‘the bank borrowings’),with amaximumliability cap ofINR42.5 billion (€472million). In the event of non-payment ofrelevantMSAobligations by VIL, Indus Towerswould have recourse to any secondary pledged shares, afterrepayment ofthe bank borrowingsin full, up to the value ofthe liability cap. LegalProceedings The Group is currently involved in a number of legal proceedings, including inquiriesfrom, or discussionswith, government authoritiesthat are incidental to its operations. Legal proceedingswhere the Group considersthatthe likelihood of material future outflows of cash or other resourcesismore than remote are disclosed below. Where the Group assessesthatitis probable thatthe outcome of legal proceedingswillresultin a financial outflow, and a reliable estimate can be made of the amount of that obligation, a provision isrecognised for these amounts. In all cases, determining the probability ofsuccessfully defending a claim againstthe Group involvesthe application of judgement asthe outcome isinherently uncertain. The determination of the value of any future outflows of cash or other resources, and the timing ofsuch outflows, involves the use of estimates. The costsincurred in complexlegal proceedings,regardless of outcome, can be significant. The Group is notinvolved in any material proceedingsin which any of the Group’s Directors, members ofsenior management or affiliates are either a party adverse to the Group or have amaterial interest adverse to the Group. Tax cases VISPL tax claims Vodafone India Services Private Limited (‘VISPL’) isinvolved in a number of tax cases. The total value of the claimsis approximately €468 million plus interest, and penalties of up to 300% of the principal. Of the individual tax claims, the mostsignificantisfor approximately €238million (plusinterest of €672 million), which VISPL has been assessed as owing in respect of: (i) the sale of an international call centre by VISPL to Hutchison TelecommunicationsInternational Limited group (‘HTIL’); and (ii) the acquisition of and/or the alleged transfer of options held by VISPL in Vodafone India Limited. Item (i) issubject to an indemnity byHTIL. Item (ii), which formsthe largest part of the potential claim, is notsubjectto any indemnity. A stay of the tax demand was obtained following a deposit of INR 2,000 million (€22 million) being paid, and a corporate guarantee being provided by Vodafone InternationalHoldings BV (‘VIHBV’) for the balance of tax assessed. On 8 October 2015, the BombayHigh Courtruled in favour of Vodafone in relation to the options and the call centre sale. The Indian Tax Authority has appealed to the Supreme Court of India. The appeal hearing has been adjourned indefinitely. A claim in respect of the transfer pricing margin charged for the international call centre ofHTIL prior to the 2007 transaction with Vodafone for HTIL assetsin India has now been settled. While there issome uncertainty asto the outcome of the remaining tax casesinvolving VISPL, the Group believesit has valid defences and does not consider it probable that a financial outflow will be required to settle these cases. Netherlandstax case Vodafone Europe BV (‘VEBV’)received assessmentstotalling €267 million of tax and interestfrom the Dutch tax authorities, who challenged the application of the arm’slength principle in relation to variousintra-group financing transactions. The Group entered into a guarantee for the full value of the assessmentsissued. VEBV appealed againstthese assessmentsto the District Court of theHaguewhere a hearing was held in March 2023. The District Courtissued itsjudgement in July 2023, upholding VEBV’s appeal in relation to the majority of issues and requiring the Dutch tax authoritiesto significantly reduce its assessments. VEBV and the Dutch tax authorities have since appealed the judgement. The appeal hearing date is not yet known butis expected to be before the end of 2024. The Group continuesto believe it hasrobust defences but hasrecorded a provision of €24 million for tax and interest,reflecting the Group’s current view of the probable financial outflow required to fully resolve the issue and hasreduced the guarantee to the same value. Notes tothe consolidated financial statements (continued) 212 VodafoneGroup Plc Annual Report 2024 2020 28.Commitments Acommitmentisa contractualobligationtomakeapaymentinthefuture,mainlyinrelationtoagreementstobuyassetssuch asmobiledevices,networkinfrastructureandITsystemsandleasesthathavenot commenced.Theseamounts arenot recordedintheconsolidatedstatementoffinancialpositionsincewehavenot yetreceivedthegoodsorservicesfromthe supplier. Capitalcommitments The amounts beloware theminimumamountsthatwe are committed to pay. Group 2024 2023 €m €m Contracts placed for future capital expenditure not provided in the financial statements1, 2 2,442 3,507 Note: 1 Commitmentincludes contractsplacedforproperty,plant andequipment andintangibleassets. 2 Includes €423million(2023:€469million)inrespectofVodafone ItalyandVodafone Spain,whicharenowreportedas discontinuedoperations.Seenote7‘Discontinuedoperationsandassetsheld forsale’formore information. Leases entered into by theGroup but not commenced at 31March2024 are disclosed in note 20 ‘Leases’. Included in capital commitmentsis an amount of €nil(2023: €114million)relating to spectrumacquisition commitmentsin Vodacom. In March 2023, the Group entered into an agreement with Altice Luxembourg S.A. to create a joint venture, OXG Glasfaser Beteiligungs GmbH (‘OXG’),with 50.0% shareholding held by each shareholder. Each shareholder is committed to contribute funding of up to €950 million to OXG for the deployment of fibre-to-the-home in Germany. During the year ended 31 March 2024, the Group provided €32 million of capital contributionsto OXG. The remaining funding commitment of €918 million is expected to be contributed between 2024 and 2029. The amount and timing of the funding depends on the speed and size of the fibre deployment. The contribution can be in the form of free capital reserves,shareholder loan, loan notes orsimilar instruments as agreed by the shareholders. 29.Contingentliabilities andlegalproceedings Contingentliabilitiesarepotentialfuture cashoutflows,wherethelikelihoodofpaymentis consideredmorethanremote,but isnot consideredprobableor cannotbemeasuredreliably. 2024 2023 €m €m Performance and payment bonds1 1,399 1,307 Notes: 1 Performance bondsrequire theGrouptomakepaymentsto thirdpartiesinthe eventthattheGroupdoesnotperformwhatis expectedofitunderthe termsof any relatedcontractsor commercial arrangements. UKpensionschemes TheGroup’smain defined benefit plan isthe VodafoneUKGroupPensionScheme (‘VodafoneUK plan’)which hastwo segregated sections,the Vodafone Section and theCWWSection, as detailed in note 25 ‘Post employment benefits’. TheGroup has covenanted to provide security in favour of both the Vodafone Section and CWWSectionwhen they are in adeficit position. The deficitis measured on a prescribed basis agreed between theGroup and Trustee,which differsfromthe IAS 19 accounting basis orthe funding basis perthe triennial actuarial valuation reported in note 25 ‘Post employment benefits’. TheGroup providessurety bonds asthe security. The level ofthe security has varied since inception in linewith themovementin the VodafoneUK plan deficit.As at 31March 2024 the VodafoneUK plan retainssecurity over €117million (notional value)forthe Vodafone Section andno security is currently required fortheCWWSection. The security may be substituted either on a voluntary ormandatory basis. TheCompanyhas also provided two guaranteesto the Vodafone Section ofthe Vodafone UK plan for a combined value up to €1.46 billion to provide security overthe deficit under certaindefined circumstances, including insolvency ofthe employers. TheCompanyhas also agreed a similar guarantee of up to €1.46 billion fortheCWWSection. An additionalsmallerUK defined benefit plan,the THUS PlcGroup Scheme, has a guarantee fromtheCompany for up to €117million.

214 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes totheconsolidatedfinancial statements (continued) 214 VodafoneGroup Plc Annual Report 2024 2020 29.Contingentliabilitiesandlegalproceedings(continued) Other cases in the Group Germany: KabelDeutschland takeover - class actions The German courts have been determining the adequacy of the mandatory cash offer made tominority shareholdersin Vodafone’stakeover of Kabel Deutschland in 2013. Hearingstook place in May 2019 and a decision was delivered in November 2019 in Vodafone’sfavour,rejecting all claims byminority shareholders. A number ofshareholders appealed which wasrejected by the courtin December 2021. Several minority shareholdersfiled a further appeal before the Federal Court ofJustice which was dismissed in April 2024. Germany: price increase class action In November 2023, the Verbraucherzentrale Bundesverband (Federation of German Consumer Organisations) initiated a class action against Vodafone Germany in theHammHigher Regional Court. Vodafone Germany implemented price increases of €5 per month for fixed linesservicesin 2023 in response to higher costs. The claimallegesthattermsregarding price increasesin the consumer contracts entered into by Vodafone Germany’s customers up until August 2023 are invalid under German civil law and seeksreimbursement of the additional charges plusinterest. Customers must enter their details onto the register of collective actions on the FederalOffice ofJustice website in order to participate in the claim. The register opened on 23 April 2024. Whilstthe Group intendsto defend the claim, itis not able to determine the likelihood or estimate the amount of any possible financial loss atthis early stage of the proceedings. Germany: claimsregarding transfer of data to credit agencies Individual consumers are bringing claims against Vodafone Germany and/or the other national network operators alleging thatinformationwas passed to credit agencies up to February 2024 about contractsfor mobile serviceswithout consumer consent. The claimsseek damages of up to €5,000 per contractfor GDPR (General Data Protection Regulation) infringement. As at 31 March 2024, Vodafone Germany had been notified of 316 claimsfiled in variousregional courts. The other national network operators are facing similar claims. The Group’s position isthatthe transfer of data aboutthe existence of a consumer contract(and not about paymentsin relation to the contract) to credit agenciesisstandard practice and justified for the purposes of fraud prevention.However, given the increasing volume of claims, Vodafone Germany hasstopped this activity. Although the outcome of these claimsis uncertain and consequently itis not possible to estimate a potential financial loss, if any, atthisstage, the Group believesit has valid defences and that no present obligation exists based on all available evidence. Germany: investigation by federal data protection authority In 2021, the BfDI (Federal Commissioner for Data Protection and Freedom of Information)started an investigation into potential breaches of the GDPR in relation to the systems used by Vodafone Germany’ssales partnerstomanage customer data. Vodafone Germany isworking cooperatively with the authority to discussthe circumstances giving rise to these issues and is currently conducting settlement talkswith the aim ofreaching a constructive resolution of the proceedings. Under the GDPR the authority hasthe power to impose fines of up to 2% of the Group’s annualrevenue from the preceding financial year. A provision immaterial to the financialstatements has been recorded. Italy: Iliad v Vodafone Italy In July 2019, Iliad filed a claimfor €500 million against Vodafone Italy in the Civil Court of Milan. The claimalleges anti-competitive behaviour in relation to customer portability and certain advertising campaigns by Vodafone Italy. The main hearing on the merits of the claim took place on 8 June 2021.On 17 April 2023, the Civil Court issued a judgementin Vodafone Italy'sfavour and rejected Iliad's claim for damagesin full. Iliad filed an appeal before the Court of Appeal of Milan in June 2023. The appeal processis ongoing. The Group is currently unable to estimate any possible lossin this claim in the event of an adverse judgement on appeal but, while the outcome is uncertain, the Group believesit has valid defences and thatitis probable that no present obligation exists.

215 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 215 VodafoneGroup Plc Annual Report 2024 Greece: PapistasHoldings SA, Mobile Trade Stores(formerly Papistas SA) and Athanasios and Loukia Papistas v Vodafone Greece In October 2019, Mr. and Mrs. Papistas, and companies owned or controlled by them, filed several claims against Vodafone Greece with a total value of approximately €330 million for purported damage caused by the alleged abuse of dominance and wrongful termination of a franchise arrangementwith a Papistas company. Lawsuitswhich the Papistas claimants had previously brought against Vodafone Greece, including one also citing Vodafone Group Plc and certain Directors and officers of Vodafone as defendants, were eitherwithdrawn or left dormant. Vodafone Greece filed a counter claimand all claimswere heard in February 2020. All of the Papistas claimswere rejected by the Athens Court of FirstInstance because the stamp duty paymentsrequired to have the merits of the case considered had not beenmade. Vodafone Greece’s counter claimwas also rejected. The Papistas claimants and Vodafone Greece each filed appeals. The appeal hearingstook place on 23 February and 11 May 2023. Judgement has been received and the Court dismissed both of the appeals because the stamp duty payments had again not been made, exceptfor one aspect of the proceedingswhich will be dealtwith at a further hearing in February 2025. Whether the Papistas claimantswill appeal the judgementis unknown as atthe date of thisreport. Vodafone is continuing vigorously to defend the claims and based on the progress of the litigation so far the Group believesthatitis highly unlikely thatthere will be an adverse ruling for the Group. On this basis, the Group does not expectthe outcome of these claimsto have a material financial impact. UK: Phones 4U in Administration v Vodafone Limited, VodafoneGroup Plc andOthers In December 2018, the administrators of former UK indirectseller, Phones 4U,sued the three main UK mobile network operators(‘MNOs’), including Vodafone, and their parent companiesin the EnglishHigh Court. The administrators alleged collusion between the MNOstowithdraw their businessfromPhones 4U thereby causing its collapse. The judge ordered thatthere should be a splittrial between liability and damages. The firsttrial on liability took place fromMay to July 2022. On 10November 2023, theHigh Court issued a judgement in Vodafone’sfavour and rejected Phones 4U’s allegationsthatthe defendants were in breach of competition law, consistentwith Vodafone’s previously stated position that a present obligation does not exist. Phones 4Uhas been granted permission to appeal the judgementfrom the Court of Appeal. The appeal hearing will take place in May 2025. The Group intendsto vigorously defend the appeal and is not able to estimate any possible lossin the event of an adverse judgement on appeal. South Africa: Kenneth Makate v Vodacom (Pty) Limited Mr Kenneth Makate, a former employee of VodacomPty Limited (‘Vodacom South Africa’),started legal proceedingsin 2008 claiming compensation for a businessidea that led to the development of a service known as‘Please Call Me’ (‘PCM’). In July 2014, the GautengHigh Court (‘the High Court’)ruled that Mr Makate had proven the existence of a contract, butthat VodacomSouth Africawas not bound by that contract because the responsible director did not have authority to enter into such an agreement on VodacomSouth Africa’s behalf. The High Court and Supreme Court of Appeal (‘the SCA’)turned down Mr Makate’s application for leave to appeal in December 2014 and March 2015,respectively. In April 2016, the Constitutional Court of South Africa (‘the Constitutional Court’) granted leave to appeal and upheld Mr Makate’s appeal. Itfound that VodacomSouth Africa is bound by an agreement and ordered the partiesto negotiate, in good faith, and agree a reasonable compensation amount payable to Mr Makate or, in the event of a deadlock, for thematter to be referred to VodacomGroup’s Chief Executive Officer (‘the CEO’) for determination. Mr Makate’s application for the aforementioned order to be varied from the determination of an amount to a compensation model based on a share ofrevenue, was dismissed by the Constitutional Court. In accordance with the Constitutional Court order, and after negotiations failed, the CEO issued his determination on 9 January 2019.However, the CEO’s award of R47 million (€2 million) wasrejected by Mr Makate, who subsequently brought an application in theHigh Courtfor judicialreviewagainst the CEO’s determination and award. TheHigh Court, in a judgement delivered on 8 February 2022,set aside the CEO’s determination and ordered him to reassessthe amount employing a set of criteria which would have resulted in the payment of a higher compensation amount, for the benefit of Mr Makate, than that determined by the CEO. Vodacom South Africa appealed againstthe judgement and the order of theHigh Court to the SCA. The SCA heard the appeal on 9 May 2023 and itsjudgement was handed down on 6 February 2024. A majority of three judges,with a minority of two judges dissenting, dismissed the appeal and ruled that Mr Makate is entitled to be paid 5% - 7.5% of the totalrevenue of the PCM product from March 2001 to the date of the judgement, plusinterest. On 27 February 2024, VodacomSouth Africa applied for leave to appeal the judgement and order of the SCA to the Constitutional Court, resulting in the suspension of the operation of the judgement and order of the SCA. Mr Makate is opposing Vodacom South Africa’s application for leave to appeal. Vodacom South Africa is challenging the SCA’sjudgement and order on various groundsincluding, but not limited to the SCA ignoring the evidence placed before it on the computation of the quantum of compensation payable to Mr Makate, and the SCA issuing ordersthat are legally unenforceable. The CEO’s determination in 2019 amounted to R47 million (€2 million). Theminority judgement of the SCA raised Mr Makate’s compensation to approximately R186 million (€9 million), while the SCA majority judgement would entitle Mr Makate to a minimum compensation amount of R29 billion (€1.4 billion). Consequently, the range of the possible compensation outcomesin thismatter is very wide. The amount ultimately payable to Mr Makate is uncertain and will depend on the determination of the Constitutional Courtto grant Vodacom South Africa’s application for leave to appeal and, if granted, on the success of Vodacom South Africa’s appeal against the judgement and order of the SCA, on the merits of the case. The Group is continuing to challenge the level of compensation payable to Mr Makate and a provision immaterial to the financialstatements has been recorded. Notes totheconsolidatedfinancial statements (continued) 214 VodafoneGroup Plc Annual Report 2024 2020 29.Contingentliabilitiesandlegalproceedings(continued) Other cases inthe Group Germany: KabelDeutschland takeover - class actions The German courts have been determining the adequacy of the mandatory cash offer made tominority shareholdersin Vodafone’stakeover of Kabel Deutschland in 2013. Hearingstook place in May 2019 and a decision was delivered in November 2019 in Vodafone’sfavour,rejecting all claims byminority shareholders. A number ofshareholders appealed which wasrejected by the courtin December 2021. Several minority shareholdersfiled a further appeal before the Federal Court ofJustice which was dismissed in April 2024. Germany: price increase class action In November 2023, the Verbraucherzentrale Bundesverband (Federation of German Consumer Organisations) initiated a class action against Vodafone Germany in theHammHigher Regional Court. Vodafone Germany implemented price increases of €5 per month for fixed linesservicesin 2023 in response to higher costs. The claimallegesthattermsregarding price increasesin the consumer contracts entered into by Vodafone Germany’s customers up until August 2023 are invalid under German civil law and seeksreimbursement of the additional charges plusinterest. Customers must enter their details onto the register of collective actions on the FederalOffice ofJustice website in order to participate in the claim. The register opened on 23 April 2024. Whilstthe Group intendsto defend the claim, itis not able to determine the likelihood or estimate the amount of any possible financial loss atthis early stage of the proceedings. Germany: claimsregarding transfer of data to credit agencies Individual consumers are bringing claims against Vodafone Germany and/or the other national network operators alleging thatinformationwas passed to credit agencies up to February 2024 about contractsfor mobile serviceswithout consumer consent. The claimsseek damages of up to €5,000 per contractfor GDPR (General Data Protection Regulation) infringement. As at 31 March 2024, Vodafone Germany had been notified of 316 claimsfiled in variousregional courts. The other national network operators are facing similar claims. The Group’s position isthatthe transfer of data aboutthe existence of a consumer contract (and not about paymentsin relation to the contract) to credit agenciesisstandard practice and justified for the purposes of fraud prevention.However, given the increasing volume of claims, Vodafone Germany hasstopped this activity. Although the outcome of these claimsis uncertain and consequently itis not possible to estimate a potential financial loss, if any, atthisstage, the Group believesit has valid defences and that no present obligation exists based on all available evidence. Germany: investigation by federal data protection authority In 2021, the BfDI (Federal Commissioner for Data Protection and Freedom of Information)started an investigation into potential breaches of the GDPR in relation to the systems used by Vodafone Germany’ssales partnerstomanage customer data. Vodafone Germany isworking cooperatively with the authority to discussthe circumstances giving rise to these issues and is currently conducting settlement talkswith the aim ofreaching a constructive resolution of the proceedings. Under the GDPR the authority hasthe power to impose fines of up to 2% of the Group’s annualrevenue from the preceding financial year. A provision immaterial to the financialstatements has been recorded. Italy: Iliad v Vodafone Italy In July 2019, Iliad filed a claim for €500 million against Vodafone Italy in the Civil Court of Milan. The claimalleges anti-competitive behaviour in relation to customer portability and certain advertising campaigns by Vodafone Italy. The main hearing on the merits of the claim took place on 8 June 2021.On 17 April 2023, the Civil Courtissued a judgementin Vodafone Italy'sfavour and rejected Iliad's claim for damagesin full. Iliad filed an appeal before the Court of Appeal of Milan in June 2023. The appeal processis ongoing. The Group is currently unable to estimate any possible lossin this claim in the event of an adverse judgement on appeal but, while the outcome is uncertain, the Group believesit has valid defences and thatitis probable that no present obligation exists.

216 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes to the consolidated financial statements (continued) 216 VodafoneGroup Plc Annual Report 2024 29. Contingent liabilities and legal proceedings (continued) UK: Mr Justin Gutmann v Vodafone Limited and Vodafone Group Plc In November 2023, Mr Gutmann issued claims in the Competition Appeal Tribunal seeking permission, as a proposed class representative, to bring collective proceedings against the four UK MNOs and their respective parent companies. Vodafone Group Plc and Vodafone Limited are named defendants to one of the claims with an alleged value of £1.4 billion (approximately €1.6 billion), including interest. It is alleged that Vodafone and the other MNOs used their alleged market dominance to overcharge customers after the expiry of the minimum terms of certain mobile contracts (referred to as a ‘loyalty penalty’). Taking into account all available evidence at this stage, the Group’s assessment is that the allegations are without merit and it intends to defend the claim. The Group is currently unable to estimate any possible loss in regards to this issue but, while the outcome is uncertain, the Group believes it is probable that no present obligation exists. 30. Related party transactions The Group has a number of related parties including joint arrangements and associates, pension schemes and Directors and Executive Committee members (see note 12 ‘Investments in associates and joint arrangements’, note 25 ‘Post employment benefits’ and note 23 ‘Directors and key management compensation’). Transactions with joint arrangements and associates Related party transactions with the Group’s joint arrangements and associates primarily comprise fees for the use of products and services including network airtime and access charges, fees for the provision of network infrastructure and cash pooling arrangements. No related party transactions have been entered into during the year which might reasonably affect any decisions made by the users of these consolidated financial statements except as disclosed below. 2024 2023 2022 €m €m €m Sales of goods and services to associates 25 20 20 Purchase of goods and services from associates 6 8 10 Sales of goods and services to joint arrangements 267 220 221 Purchase of goods and services from joint arrangements 932 263 298 Interest income receivable from joint arrangements1 52 52 48 Interest expense payable to joint arrangements1 239 33 52 Trade balances owed: by associates 19 7 to associates 1 1 by joint arrangements 190 170 to joint arrangements 379 329 Other balances owed by joint arrangements1 1,105 980 Other balances owed to joint arrangements2 4,940 5,628 Notes: 1 Amounts arise primarily through VodafoneZiggo and Oak Holdings 1 GmbH. Interest is paid/received in line with market rates. 2 Amounts are primarily in relation to leases of tower space from Oak Holdings 1 GmbH. Dividends received from associates and joint ventures are disclosed in the consolidated statement of cash flows. Transactions with Directors other than compensation During the three years ended 31 March 2024 and as of 14 June 2024, no Director nor any other executive officer, nor any associate of any Director or any other executive officer, was indebted to the Group. During the three years ended 31 March 2024 and as of 14 June 2024, the Group has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including Directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest.

Company name % of share class held by Group Companies Share Class Albania Autostrada Tirane-Durres, Rruga: “Pavaresia”, Nr 61, Kashar, Tirana,Albania Vodafone Albania Sh.A 100.00 Ordinary shares Rruga “Ibrahim Rugova”, Sky Tower, Kati i 5, Hyrja 2, Tiranë, 1000, Albania _VOIS Albania Shpk. 100.00 Ordinary shares Australia Mills Oakley, Level 7, 151 Clarence Street, Sydney NSW 2000, Australia Vodafone Enterprise Australia Pty Limited 100.00 Ordinary shares Austria c/vo EvVodaersheds Sutherland Rechtsanwälte GmbH, Kärntner Ring 12, 3. Stock, 1010, Wien, Austria Vodafone Enterprise Austria GmbH 100.00 Quotas shares Bahrain RSM Bahrain, 3rd floor Falcon Tower, Diplomatic Area, Manama, PO BOX 11816, Bahrain Vodafone Enterprise Bahrain W.L.L. 100.00 Ordinary shares Belgium Malta House, rue Archimède 25, 1000 Bruxelles, Belgium Vodafone Belgium SA/NV 100.00 Ordinary shares Brazil Av. Paulista, 37 – 4º andar, Sala 427, Bela Vista, CEP, 01311-902, São Paulo, Brazil Vodafone Empresa Brasil Telecomunicações Ltda 100.00 Ordinary shares Rua Boa Vista, No. 254, room 1304 (parte), Centro, São Paulo, 01014907, Brazil Vodafone Serviços Empresariais Brasil Ltda. 100.00 Ordinary shares Company name % of share class held by Group Companies Share Class Bulgaria 10 Tsar Osvoboditel Blvd., 3rd Floor, Spredets Region, Sofia, 1000, Bulgaria Vodafone Enterprise Bulgaria EOOD 100.00 Ordinary shares Canada c/o ARC Information Services Inc., 3-84 Castlebury Crescent, Toronto ON M2H 1W8, Canada Vodafone Canada Inc. 100.00 Common shares Cayman Islands One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands CGP Investments (Holdings) Limited 100.00 Ordinary shares China Building 21, 11, Kangdin5g St., BDA, Beijing, 100176 – China Vodafone Automotive Technologies (Beijing) Co, Ltd 100.00 Ordinary shares Level 9, Tower 2, China Central Place, Room 941, No.79 Jianguo Road, Chaoyang District, Beijing, 100025, China Vodafone Enterprise Communications Technical Service (Shanghai) Co., Ltd. Beijing Branch2 100.00 Branch Room 1603, 16th Floor, 1200 Pudong Avenue, Free Trade Zone, Shanghai, China Vodafone Enterprise Communications Technical Service (Shanghai) Co., Ltd. 100.00 Ordinary shares Congo, The Democratic Republic of the 292 Avenue de La Justice, Commune de la Gombe, Kinshasa, The Democratic Republic of the Congo Vodacom Congo (RDC) SA5 33.20 Ordinary shares Building Commimo II Ground Floor Right, 3157 Boulevard du 30 Juin, Commune de la Gombe, Kinshasa, DRC Congo, The Democratic Republic of the Congo Vodacash S.A5 33.20 Ordinary shares Company name % of share class held by Group Companies Share Class Cyprus Ali Rıza Efendi Caddesi No:33/A Ortaköy, Lefkoşa, Cyprus Vodafone Evde Operations Ltd 100.00 Ordinary shares Vodafone Mobile Operations Limited 100.00 Ordinary shares Czech Republic náměstí Junkových 2, Prague 5, 15500, Czech Republic Nadace Vodafone Česká Republika 100.00 Trustee Oskar Mobil s.r.o. 100.00 Ordinary shares Vodafone Czech Republic A.S. 100.00 Ordinary shares Vodafone Enterprise Europe (UK) Limited – Czech Branch2 100.00 Branch Praha 4, Závišova 502/5, 14000, Nusle, Czech Republic Závišova Real Estate, s.r.o. 100.00 Ordinary shares Denmark c/o Lundgrens Advokatpartnerselskab, Tuborg Boulevard 12, 2900, Hellerup, Denmark Vodafone Enterprise Denmark A/S 100.00 Ordinary shares Egypt 37 Kasr El Nil St, 4th. Floor, Cairo, Egypt Starnet5 35.81 Ordinary shares 54 El Batal Ahmed Abed El Aziz, Mohandseen, Giza, Egypt Sarmady Communications5 35.81 Ordinary shares Building no. 2109 “VHUB1”, Smart Village, Cairo Alexandria, Egypt Vodafone International Services LLC5 100.00 Ordinary shares Site No 15/3C, Central Axis, 6th October City, Egypt Vodafone Egypt Telecommunications S.A.E.5 35.82 Ordinary shares Smart Village C3 Vodafone Building, Egypt Vodafone Data5 35.81 Ordinary shares Vodafone Building Zahraa EL Maadi, Building A, Service Area D, Maadi, Cairo, Egypt Vodafone For Trading5 35.78 Ordinary shares A full list of all of our subsidiaries, joint arrangements and associated undertakings is detailed below. A full list of subsidiaries, joint arrangements and associated undertakings (as defined in the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008) as at 31 March 2024 is detailed below. No subsidiaries are excluded from the Group consolidation. Unless otherwise stated the Company’s subsidiaries all have share capital consisting solely of ordinary shares and are indirectly held. The percentage held by Group companies reflect both the proportion of nominal capital and voting rights unless otherwise stated. Summarised financial information is provided in respect of the Group’s most significant joint arrangements and associates in note 12 ‘Investments in associates and joint arrangements’. Subsidiaries A subsidiary is an entity directly or indirectly controlled by the Company. Control is achieved where the Company has existing rights that give it the current ability to direct the activities that affect the Company’s returns and exposure or rights to variable returns from the entity. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Group. All intra-group transactions, balances, income and expenses are eliminated on consolidation. Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Group’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling shareholder’s share of changes in equity since the date of the combination. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance. 31. Related undertakings 120 Vodafone Group Plc 217 Annual Report 2024 Strategic report Governance Financials Other information Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes to the consolidated financial statements (continued) 216 VodafoneGroup Plc Annual Report 2024 29. Contingent liabilities and legal proceedings (continued) UK: Mr Justin Gutmann v Vodafone Limited and Vodafone Group Plc In November 2023, Mr Gutmann issued claims in the Competition Appeal Tribunal seeking permission, as a proposed class representative, to bring collective proceedings against the four UK MNOs and their respective parent companies. Vodafone Group Plc and Vodafone Limited are named defendants to one of the claims with an alleged value of £1.4 billion (approximately €1.6 billion), including interest. It is alleged that Vodafone and the other MNOs used their alleged market dominance to overcharge customers after the expiry of the minimum terms of certain mobile contracts (referred to as a ‘loyalty penalty’). Taking into account all available evidence at this stage, the Group’s assessment is that the allegations are without merit and it intends to defend the claim. The Group is currently unable to estimate any possible loss in regards to this issue but, while the outcome is uncertain, the Group believes it is probable that no present obligation exists. 30. Related party transactions The Group has a number of related parties including joint arrangements and associates, pension schemes and Directors and Executive Committee members (see note 12 ‘Investments in associates and joint arrangements’, note 25 ‘Post employment benefits’ and note 23 ‘Directors and key management compensation’). Transactions with joint arrangements and associates Related party transactions with the Group’s joint arrangements and associates primarily comprise fees for the use of products and services including network airtime and access charges, fees for the provision of network infrastructure and cash pooling arrangements. No related party transactions have been entered into during the year which might reasonably affect any decisions made by the users of these consolidated financial statements except as disclosed below. 2024 2023 2022 €m €m €m Sales of goods and services to associates 25 20 20 Purchase of goods and services from associates 6 8 10 Sales of goods and services to joint arrangements 267 220 221 Purchase of goods and services from joint arrangements 932 263 298 Interest income receivable from joint arrangements1 52 52 48 Interest expense payable to joint arrangements1 239 33 52 Trade balances owed: by associates 19 7 to associates 1 1 by joint arrangements 190 170 to joint arrangements 379 329 Other balances owed by joint arrangements1 1,105 980 Other balances owed to joint arrangements2 4,940 5,628 Notes: 1 Amounts arise primarily through VodafoneZiggo and Oak Holdings 1 GmbH. Interest is paid/received in line with market rates. 2 Amounts are primarily in relation to leases of tower space from Oak Holdings 1 GmbH. Dividends received from associates and joint ventures are disclosed in the consolidated statement of cash flows. Transactions with Directors other than compensation During the three years ended 31 March 2024 and as of 14 June 2024, no Director nor any other executive officer, nor any associate of any Director or any other executive officer, was indebted to the Group. During the three years ended 31 March 2024 and as of 14 June 2024, the Group has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including Directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest.

Finland c/o Eversheds Asianajotoimisto Oy, Fabianinkatu 29 B, Helsinki, 00100, Finland Vodafone Enterprise Finland Oy 100.00 Ordinary shares France 1300 route de Cretes, Le WTC, Bat I1, 06560, Valbonne Soph, France Vodafone Automotive Telematics Development S.A.S 100.00 Ordinary shares Le Belvédère, 1-7 cours Valmy, 92800, Puteaux, France Vodafone Automotive France S.A.S 100.00 Ordinary shares Vodafone Enterprise France SAS 100.00 New euro shares Rue Champollion, 22300, Lannion, France Apollo Submarine Cable System Ltd – French Branch2 100.00 Branch Germany Altes Forsthaus 2, 67661, Kaiserslautern, Germany TKS Telepost Kabel-Service Kaiserslautern GmbH3 100.00 Ordinary shares Betastraße 6-8, 85774 Unterföhring, Germany Vodafone Customer Care GmbH3 99.99 Ordinary shares Vodafone Deutschland GmbH 99.99 Ordinary shares Buschurweg 4, 76870 Kandel, Germany Vodafone Automotive Deutschland GmbH 100.00 Ordinary shares Ferdinand-Braun-Platz 1, 40549, Düsseldorf, Germany Vodafone Enterprise Germany GmbH 100.00 Ordinary A, shares, Ordinary B shares Vodafone GmbH 100.00 Ordinary A shares, Ordinary B shares Vodafone Group Services GmbH 100.00 Ordinary shares Vodafone IoT Germany GmbH 100.00 Ordinary shares Vodafone Institut für Gesellschaft und Kommunikation GmbH 100.00 Ordinary shares Vodafone Stiftung Deutschland Gemeinnützige GmbH 100.00 Ordinary shares Vodafone West GmbH 100.00 Ordinary shares Friedrich-Wilhelm-Strasse 2, 38100, Braunschweig, Germany KABELCOM Braunschweig Gesellschaft Für Breitbandkabel-Kommunikation Mit Beschränkter Haftung3 99.99 Ordinary shares Holzmarkt 1, 50676, Köln, North Rhine-Westphalia, Germany Grandcentrix GmbH 100.00 Ordinary shares Nobelstrasse 55, 18059, Rostock, Germany “Urbana Teleunion” Rostock GmbH & Co.KG3 69.99 Ordinary shares Seilerstrasse 18, 38440, Wolfsburg, Germany KABELCOM Wolfsburg Gesellschaft für Breitbandkabel-Kommunikation mit beschränkter Haftung3 99.99 Ordinary shares Greece 12,5 km National Road Athens – Lamia, Metamorfosi / Athens, 14452, Greece Vodafone Innovus S.A 99.87 Ordinary shares 1-3 Tzavella str, 152 31 Halandri, Athens, Greece Fiber2All S.A. 99.87 Ordinary shares Vodafone-Panafon Hellenic Teleco5mmunications Company S.A. 99.87 Ordinary shares Pireos 163 & Ehelidon, Athens, 11854, Greece 360 Connect S.A. 99.87 Ordinary shares Guernsey Martello Court, Admiral Park, St. Peter Port, GY1 3HB, Guernsey FB Holdings Limited 100.00 Ordinary shares Le Bunt Holdings Limited 100.00 Ordinary shares Silver Stream Investments Limited 100.00 Ordinary shares Roseneath, The Grange, St Peter Port, GY1 2QJ, Guernsey VBA Holdings Limited5 65.10 Ordinary shares, Non-voting irredeemable non-cumulative preference shares VBA International Limited5 65.10 Ordinary shares, Non-voting irredeemable non-cumulative preference shares Hong Kong Level 24, Dorset House, Taikoo Place, 979 King’s Road, Quarry Bay, Hong Kong Vodafone Enterprise Hong Kong Ltd 100.00 Ordinary shares Hungary 40-44 Hungaria Krt., Budapest, H-1087, Hungary VSSB Vodafone Szolgáltató Központ Budapest Zártkörűen Működő Részvénytársaság 100.00 Registered ordinary shares India 10th Floor, Tower A&B, Global Technology Park, (Maple Tree Building), Marathahalli Outer Ring Road, Devarabeesanahalli Village, Varthur Hobli, Bengaluru, Karnataka, 560103, India Cable & Wireless Networks India Private Limited 100.00 Equity shares Cable and Wireless (India) Limited – Branch2 100.00 Branch Cable and Wireless Global (India) Private Limited 100.00 Equity shares 201-206, Shiv Smriti Chambers, 49/A, Dr. Annie Besant Road, Mumbai, Maharashtra, Worli, 400018, India Omega Telecom Holdings Private Limited 100.00 Equity shares Vodafone India Services Private Limited 100.00 Equity shares Business@Mantri, Tower B, Wing no – B1 & B2, 3rd Floor, S. No. – 197, Near Hotel Four Points, Lohegaon, Pune, Maharashtra, 411014, India Vodafone Global Services Private Limited 100.00 Equity shares E-47, Bankra Super Market, Bankra, Howrah, West Bengal, 711403, India Usha Martin Telematics Limited 100.00 Equity shares Ireland 2nd Floor, Palmerston House, Fenian Street, DUBLIN 2, Ireland Vodafone International Financing Designated Activity Company 100.00 Ordinary shares 38/39 Fitzwilliam Square West, Dublin 2, D02 NX53, Ireland Vodafone Enterprise Global Limited 100.00 Ordinary shares Vodafone Global Network Limited 100.00 Ordinary shares Mountainview, Leopardstown, Dublin 18, Ireland VF Ireland Property Holdings Limited 100.00 Ordinary euro shares Vodafone Group Services Ireland Limited 100.00 Ordinary shares Vodafone Ireland Limited 100.00 Ordinary shares Vodafone Ireland Marketing Limited 100.00 Ordinary shares Vodafone Ireland Retail Limited 100.00 Ordinary shares Italy Piazzale Luigi Cadorna, 4, 20123, Milano, Italy Vodafone Global Enterprise (Italy) S.R.L. 100.00 Ordinary shares SS 33 del Sempione KM 35, 212, 21052 Busto Arsizio (VA), Italy Vodafone Automotive Italia S.p.A 100.00 Ordinary shares Via Astico 41, 21100 Varese, Italy Vodafone Automotive Electronic Systems S.r.L 100.00 Ordinary shares Vodafone Automotive SpA 100.00 Ordinary shares Vodafone Automotive Telematics Srl 100.00 Ordinary shares Via Jervis 13, 10015, Ivrea (TO), Italy VEI S.r.l. 100.00 Partnership interest shares Vodafone Italia S.p.A. 100.00 Ordinary shares Via Lorenteggio 240, 20147, Milan, Italy Vodafone Enterprise Italy S.r.L 100.00 Euro shares Vodafone Gestioni S.p.A. 100.00 Ordinary shares Vodafone IoT Italy, S.R.L. 100.00 Quotas shares Vodafone Servizi E Tecnologie S.R.L. 100.00 Equity shares IVia per Carpi 26/B, 42015, Correggio (RE), Italy VND S.p.A. 100.00 Ordinary shares Japan KAKiYa building, 9F, 2-7-17 Shin-Yokohama, Kohoku-ku, Yokoha-City, Kanagawa, 222-0033, Japan Vodafone Automotive Japan KK 100.00 Ordinary shares The Executive Centre, Level 20, Shin Marunouchi Center Building, 1-6-2 Marunouchi, Chiyoda-ku, Tokyo, 100-0005, Japan Vodafone Enterprise U.K. – Japanese Branch2 100.00 Branch Vodafone Global Enterprise (Japan) K.K. 100.00 Ordinary shares 31. Related undertakings (continued) Notes to the consolidated financial statements (continued) 121 Vodafone Group Plc 218 Annual Report 2024 Strategic report Governance Financials Other information Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Jersey 44 Esplanade, St Helier, JE4 9WG, Jersey Vodafone International 2 Limited 100.00 Ordinary shares Kenya 6th Floor, ABC Towers, ABC Place, Waiyaki Way, Nairobi, 00100, Kenya Vodafone Kenya Limited5 69.46 Ordinary voting shares The Riverfront, 4th floor, Prof. David Wasawo Drive, Off Riverside Drive, Nairobi, Kenya Vodacom Business (Kenya) Limited5 52.08 Ordinary shares Korea, Republic of ASEM Tower level 37, 517 Yeongdong-daero, Gangnam-gu, Seoul, 135-798, Korea, Republic of Vodafone Enterprise Korea Limited 100.00 Ordinary shares Lesotho 585 Mabile Road, Vodacom Park, Maseru, Lesotho Vodacom Lesotho (Pty) Limited5 52.08 Ordinary shares VCL Financial Services (Pty) Ltd5 52.08 Ordinary shares Luxembourg 15 rue Edward Steichen, Luxembourg, 2540, Luxembourg Tomorrow Street GP S.à r.l. 100.00 Ordinary shares Vodafone Enterprise Luxembourg S.A. 100.00 Ordinary euro shares Vodafone International 1 S.à r.l. 100.00 Ordinary shares Vodafone International M S.à r.l. 100.00 Ordinary shares Vodafone Luxembourg S.à r.l. 100.00 Ordinary shares Vodafone Procurement Company S.à r.l. 100.00 Ordinary shares Vodafone Roaming Services S.à r.l. 100.00 Ordinary shares Vodafone Services Company S.à r.l. 100.00 Ordinary shares Malaysia Suite 13.03, 13th Floor, Menara Tan & Tan, 207 Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia Vodafone Global Enterprise (Malaysia) Sdn Bhd 100.00 Ordinary shares Malta Portomaso Business Tower, Level 15B, St Julians, STJ 4011, Malta Vodafone Holdings Limited 100.00 ‘A’ Ordinary shares, ‘B’ Ordinary shares Vodafone Insurance Limited 100.00 ‘A’ Ordinary shares, ‘B’ Ordinary shares Mauritius 10th Floor, Standard Chartered Towers, 19 Cybercity, Ebene, Mauritius, Mauritius Mobile Wallet VM15 65.10 Ordinary shares Mobile Wallet VM25 65.10 Ordinary shares VBA (Mauritius) Limited5 65.10 Ordinary shares, Redeemable preference shares Vodacom International Limited5 65.10 Ordinary shares, Non-Cumulative preference shares Fifth Floor, Ebene Esplanade, 24 Bank Street, Cybercity, Ebene, Mauritius Al-Amin Investments Limited 100.00 Ordinary shares Array Holdings Limited 100.00 Ordinary shares Asian Telecommunication Investments (Mauritius) Limited 100.00 Ordinary shares CCII (Mauritius), Inc. 100.00 Ordinary shares CGP India Investments Ltd. 100.00 Ordinary shares Euro Pacific Securities Ltd. 100.00 Ordinary shares Mobilvest 100.00 Ordinary shares Prime Metals Ltd. 100.00 Ordinary shares Trans Crystal Ltd. 100.00 Ordinary shares Vodafone Mauritius Ltd. 100.00 Ordinary shares Vodafone Telecommunications (India) Limited 100.00 Ordinary shares Vodafone Tele-Services (India) Holdings Limited 100.00 Ordinary shares Mexico Avenida Insurgentes Sur No. 1647, Piso 12, despacho 1202, Colonia San José Insurgentes, Alcaldía Benito Juárez, C.P. 03900, Ciudad de México, Mexico Vodafone Empresa México S.de R.L. de C.V. 100.00 Corporate certificate series A shares, Corporate certificate series B shares Mozambique Rua dos Desportistas, Numero 649, Cidade de Maputo, Mozambique Vodacom Moçambique, SA5 55.33 Ordinary shares Vodafone M-Pesa, S.A5 55.33 Ordinary shares Netherlands Rivium Quadrant 173, 15th Floor, 2909 LC, Capelle aan den IJssel, Netherlands Vodafone Enterprise Netherlands B.V. 100.00 Ordinary shares Vodafone Europe B.V. 100.00 Ordinary shares Vodafone International Holdings B.V. 100.00 Ordinary shares Zuid-hollanden 7, Rode Olifant, Spaces, 2596AL, den Haag, Netherlands IoT. nxt USA BV5 42.31 Ordinary shares IOT.NXT B.V.5 42.31 Ordinary shares IoT.nxt EMENA B.V 42.31 Ordinary shares IoT.nxt Europe BV5 42.31 Ordinary shares New Zealand 74 Taharoto Road, Takapuna, Auckland, 0622, New Zealand Vodafone Enterprise Hong Kong Limited – New Zealand Branch2 100.00 Branch Norway c/o EconPartner AS, Dronning Mauds gate 15, Oslo, 0250, Norway Vodafone Enterprise Norway AS 100.00 Ordinary shares Oman Knowledge Oasis Muscat, Al-seeb, Muscat, Governorate P.O Box 104 135, Oman Vodafone Services LLC 100.00 Shares Poland ul. Towarowa 28, 00-839, Warsaw, Poland Vodafone Business Poland sp. z o.o. 100.00 Ordinary shares Portugal Av. D. João II, nº 36 – 8º Piso, 1998 – 017, Parque das Nações, Lisboa, Portugal DABCO Portugal, Lda 80.20 Ordinary shares Oni Way – Infocomunicacoes, S.A 100.00 Ordinary shares Vodafone Enterprise Spain, S.L.U. – Portugal Branch2 100.00 Branch Vodafone Portugal – Comunicacoes Pessoais, S.A. 100.00 Ordinary shares Vodafone Solutions, Unipessoal LDA 100.00 Quotas shares Vodafone IoT Portugal, Unipessoal Lda. 100.00 Ordinary shares 122 Vodafone Group Plc 219 Annual Report 2024 Strategic report Governance Financials Other information Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Romania 1 A Constantin Ghercu Street, 10th Floor, 6th District, Bucharest, Romania UPC Services S.R.L. (in liquidation) 100.00 Ordinary shares 18 Diligenței Steet, 1st floor, Building C1, Ploiesti, Prahova County, Romania Evotracking SRL 100.00 Ordinary shares 201 Barbu Vacarescu Street, 5th floor, 2nd District, Bucharest, Romania Vodafone External Services SRL 100.00 Ordinary shares Vodafone Foundation 100.00 Sole member 201 Barbu Vacarescu, 4th floor, 2nd District, Bucharest, Romania Vodafone Romania S.A 100.00 Ordinary shares 62 D Nordului Street, District 1, Bucharest, Romania UPC Foundation 100.00 Sole member Oltenitei Street no. 2, City Offices Building, 3rd Floor, Bucharest 4th District, Romania Vodafone România Technologies SRL 100.00 Ordinary shares Sectorul 2, Strada Barbu Văcărescu, Nr. 201, Etaj 1, Bucharest, Romania Vodafone România M – Payments SRL 100.00 Ordinary shares Russian Federation Build. 2, 14/10, Chayanova str., 125047, Moscow, Russian Federation Cable & Wireless CIS Svyaz LLC 100.00 Charter capital shares Serbia Vladimira Popovića 38-40, New Belgrade, 11070, Serbia Vodafone Enterprise Equipment Limited Ogranak u Beogradu – Serbia Branch2 100.00 Branch Singapore Asia Square Tower 2, 12 Marina View, #17-01, 018961, Singapore Vodafone Enterprise Singapore Pte.Ltd 100.00 Ordinary shares Slovakia Karadžičova 2, mestská časť Staré mesto, Bratislava, 811 09, Slovakia850 New Burton Rd., Suite 201, Dover, County of Kent, Delaware, 19904, United States Vodafone Global Network Limited – Slovakia Branch2 100.00 Branch Prievozská 6, Bratislava, 821 09, Slovakia Vodafone Czech Republic A.S. – Slovakia Branch2 100.00 Branch South Africa 9 Kinross Street, Germiston South, 1401, South Africa Vodafone Holdings (SA) Proprietary Limited 100.00 Ordinary shares Vodafone Investments (SA) Proprietary Limited 100.00 Ordinary A shares, ‘B’ Ordinary no par value shares Irene Link Building C, Third Floor, 5 Impala Avenue, Doringkloof, Centurion, Gauteng, 0046, South Africa 10T Holdings Proprietary Limited5 42.31 Ordinary shares IoT.nxt (Pty) Limited5 42.31 Ordinary shares IoT.nxt Development (Pty) Limited5 42.31 Ordinary shares Vodacom Corporate Park, 082 Vodacom Boulevard, Midrand, 1685, South Africa Infinity Services Partner Company5 65.10 Ordinary shares Jupicol (Proprietary) Limited5 45.57 Ordinary shares MAST Services Proprietary Limited5 65.10 Ordinary shares Mezzanine Ware (RF) Proprietary Limited5 58.59 Ordinary shares Motifprops 1 (Proprietary) Limited5 65.10 Ordinary shares Storage Technology Services (Pty) Limited5 33.20 Ordinary shares Vodacom (Pty) Limited5 65.10 Ordinary shares, Ordinary A shares Vodacom Business Africa Group (Pty) Limited5 65.10 Ordinary shares Vodacom Business Africa SA (Pty) Limited5 65.10 Ordinary shares Vodacom Financial Services (Proprietary) Limited5 65.10 Ordinary shares Vodacom Group Limited 65.10 Ordinary shares Vodacom Insurance Administration Company (Proprietary) Limited5 65.10 Ordinary shares Vodacom Insurance Company (RF) Limited5 65.10 Ordinary shares Vodacom International Holdings (Pty) Limited5 65.10 Ordinary shares Vodacom Life Assurance Company (RF) Limited5 65.10 Ordinary shares Vodacom Payment Services (Proprietary) Limited5 65.10 Ordinary shares Vodacom Properties No 1 (Proprietary) Limited5 65.10 Ordinary shares Vodacom Properties No.2 (Pty) Limited5 65.10 Ordinary shares Wheatfields Investments 276 (Proprietary) Limited5 65.10 Ordinary shares XLink Communications (Proprietary) Limited5 65.10 Ordinary A shares Spain Antracita, 7 – 28045, Madrid, Spain Vodafone Automotive Iberia S.L. 100.00 Ordinary shares Avenida de América 115, 28042, Madrid, Spain Vodafone Energía, S.L.U. 100.00 Ordinary shares Vodafone Enterprise Spain SLU 100.00 Ordinary euro shares Vodafone España, S.A.U. 100.00 Ordinary shares Vodafone Holdings Europe, S.L.U. 100.00 Ordinary shares Vodafone ONO, S.A.U. 100.00 Ordinary shares Vodafone Servicios, S.L.U. 100.00 Ordinary shares Paseo de la Alameda de Osuna, 14, Hortaleza, 28042, Madrid, Spain Vodafone IoT Spain, S.L. 100.00 Ordinary shares Torre Norte Adif, Explanada de la Estación no 7, 29002, Málaga, Spain Vodafone Intelligent Solutions España, S.L.U. 100.00 Ordinary shares Sweden c/o Hellström advokatbyrå, Box 7305, 103 90, Stockholm, Sweden Vodafone Enterprise Sweden AB 100.00 Ordinary shares, Shareholder’s contribution shares Switzerland c/o BDO AG, Schiffbaustrasse 2, 8005, Zurich, Switzerland Vodafone Enterprise Switzerland AG 100.00 Ordinary shares Taiwan 22F., No.100, Songren Road., Xinyi District, Taipei City, 11070, Taiwan Vodafone Global Enterprise Taiwan Limited 100.00 Ordinary shares Tanzania, United Republic of 15 Floor, Vodacom Tower, Ursino Estate, Plot No. 23, Bagamoyo Road, Dar es Salaam, Tanzania, United Republic of M-Pesa Limited5 48.82 Ordinary A shares, Ordinary B shares Shared Networks Tanzania Limited5 48.82 Ordinary shares Vodacom Tanzania Public Limited Company5 48.82 Ordinary shares 3rd Floor, Maktaba (Library), ComplexBibi, Titi Mohaned Road, Dar es Salaam, Tanzania, United Republic of Gateway Communications Tanzania Limited5 64.45 Ordinary shares 31. Related undertakings (continued) Notes to the consolidated financial statements (continued) 123 Vodafone Group Plc 220 Annual Report 2024 Strategic report Governance Financials Other information Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Thailand 725 Metropolis Building, 20th floor, Unit 100, Sukhumvit Road, Klongton Nua Sub-district, Watthana District, Bangkok, 10110, Thailand Vodafone Business Siam Co., Ltd. 100.00 Ordinary shares Turkey Büyükdere Caddesi, No:251, Maslak, Şişli / İstanbul, 34398, Turkey Vodafone Bilgi Ve Iletisim Hizmetleri AS 100.00 Registered shares Vodafone Dagitim, Servis ve Icerik Hizmetleri A.S. 100.00 Ordinary shares Vodafone Holding A.S. 100.00 Registered shares Vodafone Kule ve Altyapi Hizmetleri A.S. 100.00 Ordinary shares Vodafone Mall Ve Elektronik Hizmetler Ticaret AS 100.00 Ordinary shares Vodafone Net İletişim Hizmetleri A.S. 100.00 Ordinary shares Vodafone Telekomunikasyon A.S 100.00 Registered shares İTÜ Ayazağa Kampüsü, Koru Yolu, Arı Teknokent Arı 3 Binası, Maslak, İstanbul, 586553, Turkey Vodafone Teknoloji Hizmetleri A.S. 100.00 Registered shares Maslak Mah. AOS 55 Sk. 42 Maslak Sit. B Blok Apt. No: 4/663, Sarıyer Istanbul, Turkey Vodafone Sigorta Aracilik Hizmetleri A.S. 100.00 Ordinary shares Vodafone Elektronik Para Ve Ödeme Hizmetleri A.S. 100.00 Registered shares Vodafone Finansman A.S. 100.00 Ordinary shares Maslak Mah. Büyükdere Cad. Büyükdere No: 251, Sarıyer, Istanbul, 34453, Turkey VOIS Turkey Akilli Çözümler Limited Şirket 100.00 Ordinary shares Ukraine Bohdana Khmelnytskogo Str. 19-21, Kyiv, Ukraine LLC Vodafone Enterprise Ukraine 100.00 Ownership percentage shares United Arab Emirates 16-SD 129, Ground Floor, Building 16-Co Work, Dubai Internet City, United Arab Emirates Vodacom Fintech Services FZ-LLC5 65.10 Ordinary shares Office 101, 1st Floor, DIC Building 1, Dubai Internet City, Dubai, United Arab Emirates Vodafone Enterprise Europe (UK) Limited – Dubai Branch2 100.00 Branch United Kingdom 11 Staple Inn Building, London, WC1V 7QH, United Kingdom Vodacom Business Africa Group Services Limited5 65.10 Ordinary shares, Preference shares Vodacom Investments Company Proprietary Limited5 65.10 Ordinary shares Vodacom UK Limited5 65.10 Ordinary shares, Ordinary B shares, Non-redeemable ordinary A shares, Non-redeemable preference shares 50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom Thus Group Holdings Limited 100.00 Ordinary shares Thus Group Limited 100.00 Ordinary shares Thus Profit Sharing Trustees Limited 100.00 Ordinary shares Vodafone (Scotland) Limited 100.00 Ordinary shares Pinnacle Cellular Group Limited 100.00 Ordinary shares 3 More London, Riverside, London, SE1 2AQ, United Kingdom IoT Nxt UK Limited 42.31 Ordinary shares One Kingdom Street, London, W2 6BY, United Kingdom DABCo Limited 80.00 Ordinary shares Quarry Corner, Dundonald, Belfast, BT16 1UD, Northern Ireland Energis (Ireland) Limited 100.00 A Ordinary shares, B Ordinary shares, C Ordinary shares, D Ordinary shares Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom Apollo Submarine Cable System Limited 100.00 Ordinary shares Bluefish Communications Limited (in liquidation) 25.00 Ordinary A shares, Ordinary B shares, Ordinary C shares, Ordinary D shares Cable & Wireless Aspac Holdings Limited 100.00 Ordinary shares Cable & Wireless CIS Services Limited 100.00 Ordinary shares Cable & Wireless Communications Data Network Services Limited 100.00 ‘A’ Ordinary shares, ‘B’ Ordinary shares Cable & Wireless Europe Holdings Limited 100.00 Ordinary shares Cable & Wireless Global Telecommunication Services Limited 100.00 Ordinary shares Cable & Wireless UK Holdings Limited 100.00 Ordinary shares Cable & Wireless Worldwide Limited 100.00 Ordinary shares Cable & Wireless Worldwide Voice Messaging Limited (in process of dissolution) 100.00 Ordinary shares Cable and Wireless (India) Limited 100.00 Ordinary shares Cable and Wireless Nominee Limited 100.00 Ordinary shares Central Communications Group Limited 100.00 Ordinary Shares, Ordinary A shares Energis Communications Limited 100.00 Ordinary shares Energis Squared Limited 100.00 Ordinary shares London Hydraulic Power Company (The) 100.00 Ordinary shares, 5% Non-Cumulative preference shares MetroHoldings Limited (in process of dissolution) 100.00 Ordinary shares Navtrak Ltd 100.00 Ordinary shares Project Telecom Holdings Limited1 100.00 Ordinary shares Rian Mobile Limited 100.00 Ordinary shares Talkmobile Limited 100.00 Ordinary shares The Eastern Leasing Company Limited 100.00 Ordinary shares Thus Limited 100.00 Ordinary shares Vodafone 2. 100.00 Ordinary shares Vodafone Automotive UK Limited 100.00 Ordinary shares Vodafone Consolidated Holdings Limited 100.00 Ordinary shares Vodafone Corporate Limited 100.00 Ordinary shares Vodafone Corporate Secretaries Limited1 100.00 Ordinary shares Vodafone DC Pension Trustee Company Limited1 100.00 Ordinary shares 124 Vodafone Group Plc 221 Annual Report 2024 Strategic report Governance Financials Other information Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Vodafone Distribution Holdings Limited 100.00 Ordinary shares Vodafone Enterprise Corporate Secretaries Limited 100.00 Ordinary shares Vodafone Enterprise Equipment Limited 100.00 Ordinary shares Vodafone Enterprise Europe (UK) Limited 100.00 Ordinary shares Vodafone Enterprise U.K. 100.00 Ordinary shares Vodafone European Investments1 100.00 Ordinary shares Vodafone Finance Limited1 100.00 Ordinary shares Vodafone Finance Management 100.00 Ordinary shares Vodafone Global Enterprise Limited 100.00 Ordinary shares, Deferred shares, B deferred shares Vodafone Group (Directors) Trustee Limited1 100.00 Ordinary shares Vodafone Group Pension Trustee Limited1 100.00 Ordinary shares Vodafone Group Services Limited 100.00 Ordinary shares, deferred shares Vodafone Group Services No.2 Limited1 100.00 Ordinary shares Vodafone Group Share Trustee Limited1 100.00 Ordinary shares Vodafone International 2 Limited – UK Branch2 100.00 Branch Vodafone International Operations Limited 100.00 Ordinary shares Vodafone Investments Limited1 100.00 Ordinary shares, Zero coupon redeemable preference shares Vodafone IoT UK Limited 100.00 Ordinary shares Vodafone IP Licensing Limited1 100.00 Ordinary shares Vodafone Limited 100.00 Ordinary shares Vodafone Mobile Enterprises Limited 100.00 Ordinary shares Vodafone Mobile Network Limited 100.00 Ordinary shares Vodafone Nominees Limited1 100.00 Ordinary shares Vodafone Oceania Limited 100.00 Ordinary shares Vodafone Overseas Finance Limited 100.00 Ordinary shares Vodafone Partner Services Limited 100.00 Ordinary shares, Redeemable preference shares Vodafone Retail (Holdings) Limited 100.00 Ordinary shares Vodafone Sales & Services Limited 100.00 Ordinary shares Vodafone Shared Operations Limited 100.00 Ordinary shares Vodafone Shared Services UK Limited 100.00 Ordinary shares Vodafone UK Foundation 100.00 Sole member Vodafone UK Limited1 100.00 Ordinary shares Vodafone UK Trading Holdings Limited 100.00 Ordinary shares Vodafone Ventures Limited1 100.00 Ordinary shares Vodaphone Limited 100.00 Ordinary shares Your Communications Group Limited 100.00 B Ordinary shares, Redeemable preference shares United States 1209 Orange Street, Wilmington DE 19801, United States IoT nxt USA Inc5 42.31 Common stock 1450 Broadway, Fl 11, Suite 104, New York NY 10018, United States Cable & Wireless Americas Systems, Inc. 100.00 Common stock shares Vodafone Americas Virginia Inc. 100.00 Common stock shares Vodafone US Inc. 100.00 Common stock shares, Preferred stock shares 1615 Platte Street, Suite 02-115, Denver CO 80202, United States Vodafone Americas Foundation 100.00 Trustee 850 New Burton Rd., Suite 201, Dover, County of Kent, Delaware, 19904, United States Vodafone IoT Incorporated 100.00 Common stock shares 31. Related undertakings (continued) Notes to the consolidated financial statements (continued) 125 Vodafone Group Plc 222 Annual Report 2024 Strategic report Governance Financials Other information Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Associated undertakings and joint arrangements Australia Level 27, Tower Two, International Towers Sydney, 200 Barangaroo Avenue , Barangaroo NSW 2000, Australia 3.6 GHz Spectrum Pty Ltd 25.05 Ordinary shares AAPT Limited 25.05 Ordinary shares ACN 088 889 230 Pty Ltd 25.05 Ordinary shares ACN 139 798 404 Pty Ltd 25.05 Ordinary shares Adam Internet Holdings Pty Ltd 25.05 Ordinary shares Adam Internet Pty Ltd 25.05 A shares, B shares, Ordinary shares Agile Pty Ltd 25.05 Ordinary shares AlchemyIT Pty Ltd 25.05 Ordinary shares Chariot Pty Ltd 25.05 Ordinary shares Chime Communications Pty Ltd 25.05 Ordinary shares Connect West Pty Ltd 25.05 Ordinary shares Destra Communications Pty Ltd 25.05 Ordinary shares Digiplus Contracts Pty Ltd 25.05 Ordinary shares Digiplus Holdings Pty Ltd 25.05 Ordinary shares Digiplus Investments Pty Ltd 25.05 Ordinary shares Digiplus Pty Ltd 25.05 Ordinary shares H3GA Properties (No.3) Pty Limited 25.05 Ordinary shares iiNet Labs Pty Ltd 25.05 Ordinary shares iiNet Limited 25.05 Ordinary shares Internode Pty Ltd 25.05 Ordinary shares, Class B shares IntraPower Pty Limited 25.05 Ordinary shares Intrapower Terrestrial Pty Ltd 25.05 Ordinary shares IP Group Pty Ltd 25.05 Ordinary shares IP Services Xchange Pty Ltd 25.05 A shares, B shares Kooee Communications Pty Ltd 25.05 Ordinary shares Kooee Mobile Pty Ltd 25.05 Ordinary shares Mercury Connect Pty Ltd 25.05 Ordinary shares, E class shares Mobile JV Pty Limited 25.05 Ordinary shares Mobileworld Communications Pty Limited 25.05 Ordinary shares Mobileworld Operating Pty Ltd 25.05 Ordinary shares Netspace Online Systems Pty Ltd 25.05 Ordinary shares Numillar IPS Pty Ltd 25.05 Ordinary shares PIPE International (Australia) Pty Ltd 25.05 Ordinary shares PIPE Networks Pty Limited 25.05 Ordinary shares PIPE Transmission Pty Limited 25.05 Ordinary shares PowerTel Limited 25.05 Ordinary shares Request Broadband Pty Ltd 25.05 Ordinary shares Soul Communications Pty Ltd 25.05 Ordinary shares Soul Contracts Pty Ltd 25.05 Ordinary shares Soul Pattinson Telecommunications Pty Ltd 25.05 Ordinary shares SPT Telecommunications Pty Ltd 25.05 Ordinary shares SPTCom Pty Ltd 25.05 Ordinary shares Telecom Enterprises Australia Pty Limited 25.05 Ordinary shares Telecom New Zealand Australia Pty Ltd 25.05 Ordinary shares, Redeemable preference shares TPG Corporation Limited 25.05 Ordinary shares TPG Energy Pty Ltd 25.05 Ordinary shares TPG Finance Pty Limited 25.05 Ordinary shares TPG Holdings Pty Ltd 25.05 Ordinary shares TPG Internet Pty Ltd 25.05 Ordinary shares TPG JV Company Pty Ltd 25.05 Ordinary shares TPG Network Pty Ltd 25.05 Ordinary shares TPG Telecom Limited 25.05 Ordinary shares TransACT Capital Communications Pty Ltd 25.05 Ordinary shares TransACT Communications Pty Ltd 25.05 Ordinary shares TransACT Victoria Communications Pty Ltd 25.05 Ordinary shares TransACT Victoria Holdings Pty Ltd 25.05 Ordinary shares Trusted Cloud Pty Ltd 25.05 Ordinary shares Trusted Cloud Solutions Pty Ltd 25.05 Ordinary shares Value Added Network Pty Ltd 25.05 Ordinary shares Vision Network Pty Limited 25.05 Ordinary shares Vodafone Australia Pty Limited 25.05 Ordinary shares, Class B shares, Redeemable preference shares Vodafone Foundation Australia Pty Limited 25.05 Ordinary shares Vodafone Hutchison Receivables Pty Limited 25.05 Ordinary shares Vodafone Hutchison Spectrum Pty Limited 25.05 Ordinary shares Vodafone Network Pty Limited 25.05 Ordinary shares Vodafone Pty Limited 25.05 Ordinary shares VtalkVoip Pty Ltd 25.05 Ordinary shares Westnet Pty Ltd 25.05 Ordinary shares Belgium Space Court of Justice, Rue aux Laines 70, 1000 Brussels, Belgium Utiq S.A 25.00 Ordinary shares Bermuda Clarendon House, 2 Church St, Hamilton, HM11, Bermuda PPC 1 Limited 25.05 Ordinary shares Czech Republic Praha 4, Závišova 502/5, 14000, Nusle, Czech Republic Vantage Towers s.r.o.4 53.88 Ordinary shares U Rajské zahrady 1912/3, Praha 3, 130 00, Czech Republic COOP Mobil s.r.o. 33.33 Ordinary shares Egypt 23 Kasr El Nil St, Cairo, 11211, Egypt Wataneya Telecommunications S.A.E 50.00 Ordinary shares Germany 38 Berliner Allee, 40212, Düsseldorf, Germany MNP Deutschland Gesellschaft bürgerlichen Rechts 33.33 Partnership share Ferdinand-Braun-Platz 1, 40549, Düsseldorf, Germany OXG Glasfaser Beteiligungs-GmbH 50.00 Ordinary shares OXG Glasfaser GmbH 50.00 Ordinary shares Nobelstrasse 55, 18059, Rostock, Germany Verwaltung “Urbana Teleunion” Rostock GmbH3 50.00 Ordinary shares Prinzenallee 11-13, 40549, Düsseldorf, Germany Oak Holdings 1 GmbH 60.33 Ordinary shares Oak Holdings 2 GmbH 60.33 Ordinary shares Oak Holdings GmbH 60.33 Ordinary shares Oak Renewables GmbH 60.33 Ordinary shares Vantage Towers AG 53.88 Ordinary shares Vantage Towers Erste Verwaltungsgesellschaft mbH4 53.88 Ordinary shares Greece 2 Adrianeiou str, Athens, 11525, Greece Vantage Towers Single Member Societe Anonyme4 53.88 Ordinary shares 43-45 Valtetsiou Str., Athens, Greece Safenet N.P,A. 24.97 Issued shares 56 Kifisias Avenue & Delfwn, Marousi, 151 25, Greece Tilegnous IKE 33.29 Ordinary shares Marathonos Ave 18 km & Pylou, Pallini, Attica, Pallini, Attica, 15351, Greece Victus Networks S.A. 49.94 Ordinary shares Hungary Boldizsár utca 2, Budapest, 1112, Hungary Vantage Towers Zártkörűen Működő Részvénytársaság4 53.88 Ordinary shares India 10th Floor, Birla Centurion, Century Mills Compound, Pandurang Budhkar Marg, Worli, Mumbai, Maharashtra, 400030, India Vodafone Foundation6 30.90 Ordinary shares Vodafone Idea Shared Services Limited6 31.37 Ordinary shares Vodafone Idea Technology Solutions Limited6 31.37 Ordinary shares Vodafone m-pesa Limited6 31.37 Ordinary shares You Broadband India Limited6 31.37 Equity shares Building No.10, Tower-A, 4th Floor, DLF Cyber City, Gurugram, Haryana, 122002, India Indus Towers Limited 21.05 Ordinary shares Suman Tower, Plot No. 18, Sector No. 11, Gandhinagar, 382011, Gujarat, India Vodafone Idea Limited 31.37 Equity shares Vodafone Idea Manpower Services Limited6 30.99 Ordinary shares Vodafone House, Corporate Road, Prahladnagar, Off S. G. Highway, Ahmedabad, Gujarat, 380051, India Vodafone Idea Business Services Limited6 31.36 Ordinary shares Vodafone Idea Communication Systems Limited6 31.37 Ordinary shares Vodafone Idea Telecom Infrastructure Limited6 31.37 Ordinary shares 126 Vodafone Group Plc 223 Annual Report 2024 Strategic report Governance Financials Other information Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Ireland Mountainview, Leopardstown, Dublin 18, Ireland Vantage Towers Limited4 53.88 Ordinary shares The Herbert Building, The Park, Carrickmines, Dublin, Ireland Siro DAC 50.00 Ordinary shares Siro JV Holdco Limited 50.00 Ordinary B shares Italy Via Gaetana Negri 1, 20123, Milano, Italy Infrastrutture Wireless Italiana S.p.A. 17.87 Ordinary shares Kenya LR No. 13263 Safaricom House, PO Box 66827, 00800, Nairobi, Kenya Safaricom PLC 27.74 Ordinary shares Safaricom House, Waiyaki Way Westlands, Nairobi, Kenya M-PESA Africa Limited5 46.42 Ordinary shares 6th Floor, ABC Towers, ABC Place, Waiyaki Way, Nairobi, 00100, Kenya M-PESA Holding Co. Limited 27.74 Ordinary shares Luxembourg 15 rue Edward Steichen, Luxembourg, 2540, Luxembourg Tomorrow Street SCA 50.00 Ordinary B shares, Ordinary C shares Netherlands Avenue Ceramique 300, 6221 Kx, Maastricht, Netherlands Vodafone Antennelocaties B.V. 50.00 Ordinary shares Vodafone Libertel B.V. 50.00 Ordinary shares Boven Vredenburgpassage 128, 3511 WR, Utrecht, Netherlands Amsterdamse Beheer- en Consultingmaatschappij B.V. 50.00 Ordinary shares Esprit Telecom B.V. 50.00 Ordinary shares FinCo Partner 1 B.V. 50.00 Ordinary shares LGE HoldCo V B.V. 50.00 Ordinary shares LGE HoldCo VI B.V. 50.00 Ordinary shares LGE Holdco VII B.V. 50.00 Ordinary shares LGE HoldCo VIII B.V. 50.00 Ordinary shares Vodafone Financial Services B.V. 50.00 Ordinary shares Vodafone Nederland Holding I B.V. 50.00 Ordinary shares Vodafone Nederland Holding II B.V. 50.00 Ordinary shares VodafoneZiggo Employment B.V. 50.00 Ordinary shares VodafoneZiggo Group B.V. 50.00 Ordinary shares VodafoneZiggo Group Holding B.V. 50.00 Ordinary shares VZ Financing I B.V. 50.00 Ordinary shares VZ Financing II B.V. 50.00 Ordinary shares VZ FinCo B.V. 50.00 Ordinary shares VZ PropCo B.V. 50.00 Ordinary shares VZ Secured Financing B.V. 50.00 Ordinary shares XB Facilities B.V. 50.00 Ordinary shares Ziggo B.V. 50.00 Ordinary shares Ziggo Deelnemingen B.V. 50.00 Ordinary shares Ziggo Finance 2 B.V. 50.00 Ordinary shares Ziggo Netwerk II B.V. 50.00 Ordinary shares Ziggo Real Estate B.V. 50.00 Ordinary shares Ziggo Services B.V. 50.00 Ordinary shares Ziggo Services Employment B.V. 50.00 Ordinary shares Ziggo Services Netwerk 2 B.V. 50.00 Ordinary shares Ziggo Zakelijk Services B.V. 50.00 Ordinary shares Zoranet Connectivity Services B.V. 50.00 Ordinary shares ZUM B.V. 50.00 Ordinary shares Media Parkboulevard 2, 1217 WE Hilversum, Netherlands Liberty Global Content Netherlands B.V. 50.00 Ordinary shares Rivium Quadrant 175, 2909 LC, Capelle aan den IJssel, Netherlands Central Tower Holding Company B.V.4 53.88 Ordinary shares Winschoterdiep 60, 9723 AB Groningen, Netherlands Zesko B.V. 50.00 Ordinary shares Ziggo Bond Company B.V. 50.00 Ordinary shares Ziggo Netwerk B.V. 50.00 Ordinary shares New Zealand Tompkins Wake, Level 11, 41 Shortland Street, Auckland, 1010, New Zealand iiNet (New Zealand) AKL Limited 25.05 Ordinary shares Portugal Edif. Arquiparque VII, R Dr António Loureiro Borges, 7, 3.º, 1495-131 ALGÉS, Algés, Oeiras, Portugal Vantage Towers, S.A.4 53.88 Ordinary shares Espaço Sete Rios, LEAP Rua de Campolide, 351, 0.05, 1070-034, Lisboa, Portugal Dual Grid – Gestão de Redes Partilhadas, S.A. 50.00 Ordinary shares Rua Pedro e Inês, Lote 2.08.01, 1990-075, Parque das Nações, Lisboa, Portugal Sport TV Portgugal, S.A. 25.00 Nominative shares Romania Calea Floreasca no. 169A, 3rd floor, District 1, Bucharest, România, Romania Vantage Towers S.R.L.4 53.88 Ordinary shares Floor 3, Module 2, Connected buildings III, Nr. 10A, Dimitrie Pompei Boulevard, Bucharest, Sector 2, Romania Netgrid Telecom SRL 50.00 Ordinary shares Russian Federation Building 3, 11, Promyshlennaya Street, Moscow, 115 516, Russian Federation Autoconnex Limited 35.00 Ordinary shares South Africa 76 Maude Street, Sandton, Johannesberg, 2196, South Africa Waterberg Lodge (Proprietary) Limited5 32.55 Ordinary shares Celtis Plaza North, 1085 Schoeman Street, Hatfield, Pretoria, 0028, South Africa Afri G I S (Pty) Ltd5 21.16 Ordinary shares Rigel Office Park Block A, No 446 Rigel Avenue South, Erasmu, South Africa Canard Spatial Technologies Proprietary Limited5 21.16 Ordinary shares Vodacom Corporate Park, 082 Vodacom Boulevard, Midrand, 1685, South Africa M-Pesa S.A (Proprietary) Limited5 46.42 Ordinary shares Spain Calle San Severo 22, 28042, Madrid, Spain, Spain Vantage Towers, S.L.U.4 53.88 Ordinary shares Tanzania, United Republic of Plot No. 23, Ursino Estate, Bagamoyo Road, Dar es Salaam, Tanzania, United Republic of Vodacom Trust Limited5 (in process of dissolution) 48.82 Ordinary A shares, Ordinary B shares Turkey Çifte Havuzlar Mah Eski Londra Asfaltı Cad No: 151/1E/301, Esenler, Istanbul, Turkey FGS Bilgi Islem Urunler Sanayi ve Ticaret AS 50.00 Ordinary shares United Kingdom 24/25 The Shard, 32 London Bridge Street, London, SE1 9SG, United Kingdom Digital Mobile Spectrum Limited 25.00 Ordinary shares 3 More London Riverside, London, SE1 2AQ, United Kingdom VodaFamily Ethiopia Holding Company Limited5 31.47 Ordinary shares Griffin House, 161 Hammersmith Road, London, W6 8BS, United Kingdom Cable & Wireless Trade Mark Management Limited 50.00 Ordinary B shares Hive 2, 1530 Arlington Business Park, Theale, Reading, Berkshire, RG7 4SA, United Kingdom Cornerstone Telecommunications Infrastructure Limited5 26.94 Ordinary shares Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom Vodafone Hutchison (Australia) Holdings Limited 50.00 Ordinary shares United States 251 Little Falls Drive, Wilmington DE 19808, United States LG Financing Partnership 50.00 Partnership interest PPC 1 (US) Inc. 25.05 Ordinary shares Ziggo Financing Partnership 50.00 Partnership interest Notes: 1. Directly held by Vodafone Group Plc. 2. Branches. 3. Shareholding is indirect through Vodafone Deutschland GmbH. 4. Shareholding is indirect through Vantage Towers A.G. 5. Shareholding is indirect through Vodacom Group Limited. The indirect shareholding is calculated using the 65.10% ownership interest in Vodacom Group Limited. 6. Includes the indirect interest held through Vodafone Idea Limited. 31. Related undertakings (continued) Notes to the consolidated financial statements (continued) 127 Vodafone Group Plc 224 Annual Report 2024 Strategic report Governance Financials Other information Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

225 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 225 VodafoneGroup Plc Annual Report 2024 Selectedfinancialinformation The table belowshowsselected financial information in respect ofsubsidiariesthat have non-controlling intereststhat arematerialto theGroup. Vodacom Group Limited 2024 2023 Re-presented1 €m €m Summary comprehensive income information Revenue 7,420 8,076 Profit for the financial year 920 1,245 Other comprehensive expense 217 193 Total comprehensive income 1,137 1,438 Other financial information Profit for the financial year allocated to non-controlling interests 368 474 Dividends paid to non-controlling interests 260 342 Summary financial position information Non-current assets 7,517 7,766 Current assets 3,437 3,429 Total assets 10,954 11,195 Non-current liabilities (3,198) (2,880) Current liabilities (3,446) (3,905) Total assets less total liabilities 4,310 4,410 Equity shareholders’ funds 3,275 3,327 Non-controlling interests 1,035 1,083 Total equity 4,310 4,410 Statement of cash flows Net cash inflow from operating activities 2,285 2,565 Net cash outflow from investing activities (943) (1,013) Net cash outflow from financing activities (1,276) (1,558) Net cash inflow/(outflow) 66 (6) Cash and cash equivalents brought forward 1,075 1,097 Exchange loss on cash and cash equivalents (89) (16) Cash and cash equivalents 1,052 1,075 Note: 1. From1April2023,theGroupreviseditssegmentalreportingbymovingVodafone Egyptto theAfrica segment.All comparativesforthese segmentshavebeenre-presentedonthenewbasisof segmentalreporting.

226 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes to the consolidated financial statements (continued) 226 VodafoneGroup Plc Annual Report 2024 32. Subsidiaries exempt from audit The following UK subsidiaries will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the year ended 31 March 2024. Name Registration number Name Registration number Bluefish Communications Limited 5142610 Vodafone Consolidated Holdings Limited 5754561 Cable & Wireless Aspac Holdings Limited 4705342 Vodafone Corporate Secretaries Limited 2357692 Cable & Wireless CIS Services Limited 2964774 Vodafone Enterprise Corporate Secretaries Limited 2303594 Cable & Wireless Europe Holdings Limited 4659719 Vodafone Enterprise Equipment Limited 1648524 Cable & Wireless UK Holdings Limited 3840888 Vodafone Enterprise Europe (UK) Limited 3137479 Cable & Wireless Worldwide Limited 7029206 Vodafone European Investments 3961908 Cable & Wireless Worldwide Voice Messaging Limited 1981417 Vodafone Finance Management 2139168 Cable & Wireless Nominee Limited 3249884 Vodafone International Operations Limited 2797438 Central Communications Group Limited 4625248 Vodafone Investments Limited 1530514 Energis (Ireland) Limited NI035793 Vodafone IP Licensing Limited 6846238 Energis Communications Limited 2630471 Vodafone Mobile Enterprises Limited 2373469 Energis Squared Limited 3037442 Vodafone Mobile Network Limited 3961482 London Hydraulic Power Company (The) ZC000055 Vodafone Nominees Limited 1172051 MetroHoldings Limited 3511122 Vodafone Oceania Limited 3973427 The Eastern Leasing Company Limited 1672832 Vodafone Overseas Finance Limited 4171115 Thus Group Holdings Limited SC192666 Vodafone Retail (Holdings) Limited 3381659 Thus Group Limited SC226738 Vodafone UK Limited 2227940 Vodafone 2. 4083193 Vodaphone Limited 3961390 Your Communications Group Limited 4171876 33. Subsequent events Disposal of Vodafone Spain On 31 May 2024, the Group announced it had completed the sale of Vodafone Holdings Europe, S.L.U. (‘Vodafone Spain’) to Zegona Communications plc (‘Zegona’) for €4.1 billion in cash (subject to closing accounts adjustments) and €0.9 billion in the form of Redeemable Preference Shares. The gain / loss on disposal is yet to be determined, being dependent on the finalisation of the completion date balance sheet of Vodafone Spain and on resulting working capital adjustments to the consideration receivable by the Group. Share buybacks On 14 May 2024, the Group announced that it would commence an initial €500 million share buyback programme, starting on 15 May 2024, as part of plans to return €2.0 billion over 12 months.

227 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Notes to the consolidated financial statements (continued) 226 VodafoneGroup Plc Annual Report 2024 32. Subsidiaries exempt from audit The following UK subsidiaries will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the year ended 31 March 2024. Name Registration number Name Registration number Bluefish Communications Limited 5142610 Vodafone Consolidated Holdings Limited 5754561 Cable & Wireless Aspac Holdings Limited 4705342 Vodafone Corporate Secretaries Limited 2357692 Cable & Wireless CIS Services Limited 2964774 Vodafone Enterprise Corporate Secretaries Limited 2303594 Cable & Wireless Europe Holdings Limited 4659719 Vodafone Enterprise Equipment Limited 1648524 Cable & Wireless UK Holdings Limited 3840888 Vodafone Enterprise Europe (UK) Limited 3137479 Cable & Wireless Worldwide Limited 7029206 Vodafone European Investments 3961908 Cable & Wireless Worldwide Voice Messaging Limited 1981417 Vodafone Finance Management 2139168 Cable & Wireless Nominee Limited 3249884 Vodafone International Operations Limited 2797438 Central Communications Group Limited 4625248 Vodafone Investments Limited 1530514 Energis (Ireland) Limited NI035793 Vodafone IP Licensing Limited 6846238 Energis Communications Limited 2630471 Vodafone Mobile Enterprises Limited 2373469 Energis Squared Limited 3037442 Vodafone Mobile Network Limited 3961482 London Hydraulic Power Company (The) ZC000055 Vodafone Nominees Limited 1172051 MetroHoldings Limited 3511122 Vodafone Oceania Limited 3973427 The Eastern Leasing Company Limited 1672832 Vodafone Overseas Finance Limited 4171115 Thus Group Holdings Limited SC192666 Vodafone Retail (Holdings) Limited 3381659 Thus Group Limited SC226738 Vodafone UK Limited 2227940 Vodafone 2. 4083193 Vodaphone Limited 3961390 Your Communications Group Limited 4171876 33. Subsequent events Disposal of Vodafone Spain On 31 May 2024, the Group announced it had completed the sale of Vodafone Holdings Europe, S.L.U. (‘Vodafone Spain’) to Zegona Communications plc (‘Zegona’) for €4.1 billion in cash (subject to closing accounts adjustments) and €0.9 billion in the form of Redeemable Preference Shares. The gain / loss on disposal is yet to be determined, being dependent on the finalisation of the completion date balance sheet of Vodafone Spain and on resulting working capital adjustments to the consideration receivable by the Group. Share buybacks On 14 May 2024, the Group announced that it would commence an initial €500 million share buyback programme, starting on 15 May 2024, as part of plans to return €2.0 billion over 12 months. 227 VodafoneGroup Plc Annual Report 2024 This page isintentionally left blank.

228 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 228 VodafoneGroup Plc Annual Report 2024 20212020 This page isintentionally left blank.

229 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 228 VodafoneGroup Plc Annual Report 2024 20212020 This page isintentionally left blank. 229 VodafoneGroup Plc Annual Report 2024 This page isintentionally left blank.

230 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 230 VodafoneGroup Plc Annual Report 2024 2020 This page isintentionally left blank.

231 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 230 VodafoneGroup Plc Annual Report 2024 2020 This page isintentionally left blank. 231 VodafoneGroup Plc Annual Report 2024 This page isintentionally left blank.

232 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 232 VodafoneGroup Plc Annual Report 2024 2020 This page isintentionally left blank.

233 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 232 VodafoneGroup Plc Annual Report 2024 2020 This page isintentionally left blank. 233 VodafoneGroup Plc Annual Report 2024 This page isintentionally left blank.

234 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 234 VodafoneGroup Plc Annual Report 2024 2020 This page isintentionally left blank.

235 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 234 VodafoneGroup Plc Annual Report 2024 2020 This page isintentionally left blank. Non-GAAPmeasures Unaudited information 235 VodafoneGroup Plc Annual Report 2024 In the discussion of the Group’sreported operating results, non-GAAP measures are presented to provide readers with additional financial information thatisregularly reviewed by management. This additional information presented is not uniformly defined by all companiesincluding those in the Group’sindustry. Accordingly, itmay not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS butis not itself a measure defined under GAAP. Such measuresshould not be viewed in isolation or as an alternative to the equivalent GAAP measure. The non-GAAP measures discussed in this document are listed below. Non-GAAP measure Defined on page Closest equivalent GAAP measure Reconciled on page Performance metrics Organic Adjusted EBITDAaL growth Page 236 Not applicable − Organic revenue growth Page 236 Revenue Pages 237, 239 and 240 Organic Group service revenue growth excluding Turkey Page 236 Service revenue Pages 237, 239 and 240 Organic service revenue growth Page 236 Service revenue Pages 237, 239 and 240 Organic mobile service revenue growth Page 236 Service revenue Pages 237, 239 and 240 Organic fixed service revenue growth Page 236 Service revenue Pages 237, 239 and 240 Organic Vodafone Business (B2B) service revenue growth (Group and Operating segments) Page 236 Service revenue Pages 237, 239 and 240 Organic financial services revenue growth in South Africa Page 236 Service revenue Pages 237, 239 and 240 Financing metrics Adjusted net financing costs Page 246 Net financing costs Page 27

236 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Non-GAAP measures (continued) Unaudited information 236 VodafoneGroup Plc Annual Report 2024 Performancemetrics Organic growth Organic growth presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustment in Turkey and other adjustmentsto improve the comparability of results between periods. Organic growth is calculated for revenue and profitability metrics, asfollows: − Adjusted EBITDAaL; − Revenue; − Group service revenue excluding Turkey; − Service revenue; − Mobile service revenue; − Fixed service revenue; − Vodafone Businessservice revenue (Group and Operating segments); and − Financialservicesrevenue in South Africa. Whilst organic growth is notintended to be a substitute for reported growth, nor isitsuperior to reported growth, we believe thatthe measure provides useful and necessary information to investors and other interested partiesfor the following reasons: − It provides additional information on underlying growth of the businesswithoutthe effect of certain factors unrelated to its operating performance; − Itis used for internal performance analysis; and − Itfacilitates comparability of underlying growth with other companies(although the term ‘organic’ is not a defined term under GAAP and may not, therefore, be comparable with similarly-titled measuresreported by other companies). We have not provided a comparative in respect of organic growth rates asthe current rates describe the change between the beginning and end of the current period,with such changes being explained by the commentary in this document. If comparativeswere provided,significantsections of the commentary for prior periodswould also need to be included,reducing the usefulness and transparency of this document.

237 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Non-GAAP measures (continued) Unaudited information 236 VodafoneGroup Plc Annual Report 2024 Performancemetrics Organic growth Organic growth presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustmentin Turkey and other adjustmentsto improve the comparability of results between periods. Organic growth is calculated for revenue and profitability metrics, asfollows: − Adjusted EBITDAaL; − Revenue; − Group service revenue excluding Turkey; − Service revenue; − Mobile service revenue; − Fixed service revenue; − Vodafone Businessservice revenue (Group and Operating segments); and − Financialservicesrevenue in South Africa. Whilst organic growth is notintended to be a substitute for reported growth, nor isitsuperior to reported growth, we believe thatthe measure provides useful and necessary information to investors and other interested partiesfor the following reasons: − It provides additional information on underlying growth of the businesswithoutthe effect of certain factors unrelated to its operating performance; − Itis used for internal performance analysis; and − Itfacilitates comparability of underlying growth with other companies(although the term ‘organic’ is not a defined term under GAAP and may not, therefore, be comparable with similarly-titled measuresreported by other companies). We have not provided a comparative in respect of organic growth rates asthe current rates describe the change between the beginning and end of the current period,with such changes being explained by the commentary in this document. If comparativeswere provided,significantsections of the commentary for prior periodswould also need to be included,reducing the usefulness and transparency of this document. 237 VodafoneGroup Plc Annual Report 2024 Re-presented1 Reported M&A and Foreign Organic FY24 FY23 growth Other exchange growth* €m €m % pps pps % Year ended 31 March 2024 Service revenue Germany 11,453 11,433 0.2 – – 0.2 Mobile service revenue 5,059 5,060 - – – - Fixed service revenue 6,394 6,373 0.3 – – 0.3 UK 5,631 5,358 5.1 – (0.1) 5.0 Mobile service revenue 4,142 3,928 5.4 – - 5.4 Fixed service revenue 1,489 1,430 4.1 – (0.2) 3.9 Other Europe2 4,722 5,005 (5.7) 10.6 (0.7) 4.2 Turkey3 1,746 1,593 9.6 10.7 68.2 88.5 Africa4 5,951 6,556 (9.2) – 18.4 9.2 Common Functions 559 530 Eliminations (150) (157) Total service revenue 29,912 30,318 (1.3) 1.9 5.7 6.3 Other revenue 6,805 7,354 Revenue 36,717 37,672 (2.5) 2.8 5.6 5.9 Other growth metrics Group service revenue excluding Turkey 28,197 28,912 (2.5) 2.4 3.8 3.7 Turkey - Service revenue 1,746 1,440 21.3 (14.7) 81.9 88.5 Turkey - Adjusted EBITDAaL 510 401 27.2 (12.8) 85.5 99.9 Vodafone Business - Service revenue 7,735 7,757 (0.3) 1.8 3.5 5.0 Germany - Vodafone Business service revenue 2,422 2,421 – – – – UK - Vodafone Business service revenue 2,144 2,075 3.3 – (0.1) 3.2 Other Europe - Vodafone Business service revenue 1,502 1,496 0.4 8.1 (0.6) 7.9 Turkey - Vodafone Business service revenue 233 194 20.1 (14.4) 81.7 87.4 South Africa - Financial services revenue 157 167 (6.0) – 13.9 7.9 M-Pesa revenue 389 367 6.0 – 7.4 13.4 Notes: 1 The resultsforthe year ended 31 March 2023 have been re-presented to reflectthatthe results of Vodafone Spain and Vodafone Italy are nowreported as discontinued operations. See note 7 ‘Discontinued operations and assets held forsale’ in the consolidated financialstatementsformore information. 2 The comparative period includesthe results ofVodafone Hungarywhich, as previously reported, wassold in January 2023. 3 The comparative period includesthe results ofVodafone Ghana which, as previously reported,wassold in February 2023. 4 From 1 April 2023, the Group revised itssegmental reporting bymoving Vodafone Egyptto the Africa segment. The comparatives have been re-presented on the newbasis ofsegmental reporting. There is no impact on previously reported Groupmetrics.

238 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Non-GAAP measures (continued) Unaudited information 238 VodafoneGroup Plc Annual Report 2024 Reported M&A and Foreign Organic FY24 FY23 growth Other exchange growth* €m €m % pps pps % Year ended 31 March 2024 Adjusted EBITDAaL Germany 5,017 5,323 (5.8) – – (5.8) UK 1,408 1,350 4.3 - (0.3) 4.0 Other Europe1 1,516 1,632 (7.1) 9.4 (0.8) 1.5 Turkey2 510 424 20.3 3.0 76.6 99.9 Africa3 2,539 2,880 (11.8) - 18.2 6.4 Percentage point change in Adjusted EBITDAaL margin Germany 38.7% 40.6% (1.9) – – (1.9) UK 20.6% 19.8% 0.8 - - 0.8 Other Europe1 27.5% 28.4% (0.9) (0.5) - (1.4) Turkey2 21.6% 20.5% 1.1 (0.2) 0.1 1.0 Africa3 34.2% 35.7% (1.5) - 0.4 (1.1) Notes: 1 The comparative period includes the results of Vodafone Hungary which, as previously reported, was sold in January 2023. 2 The comparative period includes the results of Vodafone Ghana which, as previously reported, was sold in February 2023. 3 From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt to the Africa segment. The comparatives have been re-presented on the new basis of segmental reporting. There is no impact on previously reported Group metrics.

239 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Non-GAAP measures (continued) Unaudited information 238 VodafoneGroup Plc Annual Report 2024 Reported M&A and Foreign Organic FY24 FY23 growth Other exchange growth* €m €m % pps pps % Year ended 31 March 2024 Adjusted EBITDAaL Germany 5,017 5,323 (5.8) – – (5.8) UK 1,408 1,350 4.3 - (0.3) 4.0 Other Europe1 1,516 1,632 (7.1) 9.4 (0.8) 1.5 Turkey2 510 424 20.3 3.0 76.6 99.9 Africa3 2,539 2,880 (11.8) - 18.2 6.4 Percentage point change in Adjusted EBITDAaL margin Germany 38.7% 40.6% (1.9) – – (1.9) UK 20.6% 19.8% 0.8 - - 0.8 Other Europe1 27.5% 28.4% (0.9) (0.5) - (1.4) Turkey2 21.6% 20.5% 1.1 (0.2) 0.1 1.0 Africa3 34.2% 35.7% (1.5) - 0.4 (1.1) Notes: 1 The comparative period includes the results of Vodafone Hungary which, as previously reported, was sold in January 2023. 2 The comparative period includes the results of Vodafone Ghana which, as previously reported, was sold in February 2023. 3 From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt to the Africa segment. The comparatives have been re-presented on the new basis of segmental reporting. There is no impact on previously reported Group metrics. 239 VodafoneGroup Plc Annual Report 2024 Re-presented1 Reported M&A and Foreign Organic Q4 FY24 Q4 FY23 growth Other exchange growth* €m €m % pps pps % Quarter ended 31 March 2024 Service revenue Germany 2,839 2,821 0.6 – – 0.6 Mobile service revenue 1,257 1,235 1.8 – – 1.8 Fixed service revenue 1,582 1,586 (0.3) 0.1 – (0.2) UK 1,409 1,319 6.8 – (3.2) 3.6 Mobile service revenue 1,012 948 6.8 – (3.1) 3.7 Fixed service revenue 397 371 7.0 – (3.5) 3.5 Other Europe2 1,181 1,178 0.3 4.8 0.4 5.5 Turkey3 525 454 15.6 1.1 88.9 105.6 Africa4 1,484 1,466 1.2 - 8.8 10.0 Common Functions 140 128 Eliminations (32) (31) Total service revenue 7,546 7,335 2.9 0.2 4.0 7.1 Other revenue 1,842 1,793 Revenue 9,388 9,128 2.8 1.2 4.3 8.3 Other growth metrics Group service revenue excluding Turkey 7,027 6,913 1.6 1.1 1.3 4.0 Turkey - Service revenue 525 430 22.1 (18.2) 101.7 105.6 Vodafone Business - Service revenue 1,979 1,918 3.2 0.4 1.8 5.4 Germany - Vodafone Business service revenue 605 599 1.0 - - 1.0 UK - Vodafone Business service revenue 545 531 2.6 - (3.1) (0.5) Other Europe - Vodafone Business service revenue 399 369 8.1 3.5 0.6 12.2 Turkey - Vodafone Business service revenue 71 59 20.3 (17.9) 99.8 102.2 Notes: 1 The resultsforthe quarter ended 31 March 2023 have been re-presented to reflectthatthe results of Vodafone Spain and Vodafone Italy are nowreported as discontinued operations. See note 7 ‘Discontinued operations and assets held forsale’ in the consolidated financialstatementsformore information. 2 The comparative period includesthe results ofVodafone Hungarywhich, as previously reported, wassold in January 2023. 3 The comparative period includesthe results ofVodafone Ghana which, as previously reported,wassold in February 2023. 4 From 1 April 2023, the Group revised itssegmental reporting bymoving Vodafone Egyptto the Africa segment. The comparatives have been re-presented on the newbasis ofsegmental reporting. There is no impact on previously reported Groupmetrics.

240 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Non-GAAP measures (continued) Unaudited information 240 VodafoneGroup Plc Annual Report 2024 Re-presented1 Reported M&A and Foreign Organic Q3 FY24 Q3 FY23 growth Other exchange growth* €m €m % pps pps % Quarter ended 31 December 2023 Service revenue Germany 2,892 2,882 0.3 – – 0.3 Mobile service revenue 1,272 1,279 (0.5) – – (0.5) Fixed service revenue 1,620 1,603 1.1 (0.1) – 1.0 UK 1,400 1,327 5.5 – (0.3) 5.2 Mobile service revenue 1,034 977 5.8 – (0.4) 5.4 Fixed service revenue 366 350 4.6 – – 4.6 Other Europe2 1,175 1,275 (7.8) 12.4 (1.0) 3.6 Turkey3 393 368 6.8 19.5 64.1 90.4 Africa4 1,543 1,668 (7.5) – 16.3 8.8 Common Functions 137 134 Eliminations (35) (37) Total service revenue 7,505 7,617 (1.5) 2.5 5.3 6.3 Other revenue 1,841 1,978 Revenue 9,346 9,595 (2.6) 3.3 5.2 5.9 Other growth metrics Group service revenue excluding Turkey 7,119 7,290 (2.3) 2.7 3.2 3.6 Turkey - Service revenue 393 334 17.7 (10.7) 83.4 90.4 Vodafone Business - Service revenue 1,943 1,954 (0.6) 2.5 3.1 5.0 Germany - Vodafone Business service revenue 612 629 (2.7) 0.8 – (1.9) UK - Vodafone Business service revenue 540 508 6.3 – (0.5) 5.8 Other Europe - Vodafone Business service revenue 375 380 (1.3) 9.7 (0.6) 7.8 Turkey - Vodafone Business service revenue 53 44 20.5 (34.4) 108.6 94.7 Notes: 1 The resultsforthe quarter ended 31December 2022 have been re-presented to reflectthatthe results of Vodafone Spain and Vodafone Italy are nowreported as discontinued operations. See note 7 ‘Discontinued operations and assetsheld forsale’ in the consolidated financialstatementsformore information. 2 The comparative period includesthe results ofVodafone Hungarywhich, as previously reported, wassold in January 2023. 3 The comparative period includesthe results ofVodafone Ghana which, as previously reported,wassold in February 2023. 4 From 1 April 2023, the Group revised itssegmental reporting bymoving Vodafone Egyptto the Africa segment. The comparatives have been re-presented on the newbasis ofsegmental reporting. There is no impact on previously reported Groupmetrics.

241 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information Non-GAAP measures (continued) Unaudited information 240 VodafoneGroup Plc Annual Report 2024 Re-presented1 Reported M&A and Foreign Organic Q3 FY24 Q3 FY23 growth Other exchange growth* €m €m % pps pps % Quarter ended 31 December 2023 Service revenue Germany 2,892 2,882 0.3 – – 0.3 Mobile service revenue 1,272 1,279 (0.5) – – (0.5) Fixed service revenue 1,620 1,603 1.1 (0.1) – 1.0 UK 1,400 1,327 5.5 – (0.3) 5.2 Mobile service revenue 1,034 977 5.8 – (0.4) 5.4 Fixed service revenue 366 350 4.6 – – 4.6 Other Europe2 1,175 1,275 (7.8) 12.4 (1.0) 3.6 Turkey3 393 368 6.8 19.5 64.1 90.4 Africa4 1,543 1,668 (7.5) – 16.3 8.8 Common Functions 137 134 Eliminations (35) (37) Total service revenue 7,505 7,617 (1.5) 2.5 5.3 6.3 Other revenue 1,841 1,978 Revenue 9,346 9,595 (2.6) 3.3 5.2 5.9 Other growth metrics Group service revenue excluding Turkey 7,119 7,290 (2.3) 2.7 3.2 3.6 Turkey - Service revenue 393 334 17.7 (10.7) 83.4 90.4 Vodafone Business - Service revenue 1,943 1,954 (0.6) 2.5 3.1 5.0 Germany - Vodafone Business service revenue 612 629 (2.7) 0.8 – (1.9) UK - Vodafone Business service revenue 540 508 6.3 – (0.5) 5.8 Other Europe - Vodafone Business service revenue 375 380 (1.3) 9.7 (0.6) 7.8 Turkey - Vodafone Business service revenue 53 44 20.5 (34.4) 108.6 94.7 Notes: 1 The resultsforthe quarter ended 31December 2022 have been re-presented to reflectthatthe results of Vodafone Spain and Vodafone Italy are nowreported as discontinued operations. See note 7 ‘Discontinued operations and assetsheld forsale’ in the consolidated financialstatementsformore information. 2 The comparative period includesthe results ofVodafone Hungarywhich, as previously reported, wassold in January 2023. 3 The comparative period includesthe results ofVodafone Ghana which, as previously reported,wassold in February 2023. 4 From 1 April 2023, the Group revised itssegmental reporting bymoving Vodafone Egyptto the Africa segment. The comparatives have been re-presented on the newbasis ofsegmental reporting. There is no impact on previously reported Groupmetrics. 241 VodafoneGroup Plc Annual Report 2024 This page isintentionally left blank.

242 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 242 VodafoneGroup Plc Annual Report 2024 This page isintentionally left blank.

243 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 242 VodafoneGroup Plc Annual Report 2024 This page isintentionally left blank. 243 VodafoneGroup Plc Annual Report 2024 This page isintentionally left blank.

244 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 244 VodafoneGroup Plc Annual Report 2024 This page isintentionally left blank.

245 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 244 VodafoneGroup Plc Annual Report 2024 This page isintentionally left blank. 245 VodafoneGroup Plc Annual Report 2024 This page isintentionally left blank.

246 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 246 VodafoneGroup Plc Annual Report 2024 This page isintentionally left blank.

247 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 246 VodafoneGroup Plc Annual Report 2024 This page isintentionally left blank. 247 VodafoneGroup Plc Annual Report 2024 This page isintentionally left blank.

248 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information 248 VodafoneGroup Plc Annual Report 2024 This page isintentionally left blank.

Shareholder information Unaudited information 2024/25 financial calendar key dates Ex-dividend date for final dividend for ordinary shareholders 6 June 2024 Ex-dividend date for final dividend for ADR holders 7 June 2024 Record date for final dividend 7 June 2024 AGM 30 July 2024 Final dividend payment 2 August 2024 Useful contacts The Registrar Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA Telephone: +44 (0) 371 384 2532 See help.shareview.co.uk for more information about this service ADS holders EQ Shareowner Services P.O. Box 64504 St. Paul, MN 55164-0504 United States of America Telephone: +1 800 990 1135 (toll free), or for calls from outside the United States: +1 651 453 2128 See shareowneronline.com for more information about this service Shareholder information Managing your shares via Shareview Our share registrar, Equiniti, operates a portfolio service, Shareview, for investors in ordinary shares. This provides our shareholders with online access to information about their investments, as well as a facility to help manage their holdings online, such as being able to: – update your details online including your address and dividend payment instructions; – buy and sell shares easily; – receive certain shareholder communications electronically; – send your general meeting voting instructions in advance of shareholder meetings; – view information about and join the Vodafone Group Plc Dividend Reinvestment Plan (‘DRIP’); and – access your online statements. Equiniti also offers an internet and telephone share dealing service to existing shareholders. See shareview.co.uk for more information about this service. Shareholders with any queries regarding their holding should contact Equiniti on the contact details above. Shareholders may also find the Investors section of our corporate website useful for general queries and information about the Company. See vodafone.com/investor for further details AGM Our fourtieth AGM will be held at The Pavilion, Vodafone House, Newbury RG14 2FN on Tuesday, 30 July 2024 at 10.00 am. Shareholder communications We are taking steps to reduce our impact on our planet. The use of electronic communications, rather than printed paper documents, means information about the Company can be accessed through emails or the Company’s website, thus supporting our efforts to reduce our impact on the environment. A growing number of our shareholders have opted to receive communications from us electronically. Shareholders who have done so will be sent an email alert containing a link to the relevant documents. We encourage all our shareholders to sign up for this service. You can register for this service at shareview.co.uk or by contacting Equiniti on the telephone number provided on the left of this page. See vodafone.com/investor for further information about this service ShareGift We support ShareGift, the charity share donation scheme (registered charity number 1052686). Through ShareGift, shareholders who have only a very small number of shares, which might be considered uneconomic to sell, are able to donate them to charity. Donated shares are aggregated and sold by ShareGift, with the proceeds being passed on to a wide range of UK charities. See sharegift.org or call +44 (0)20 7930 3737 for further details Warning to shareholders (‘boiler room’ scams) Over recent years, we have become aware of investors who have received unsolicited calls or correspondence, in some cases purporting to have been issued by us, concerning investment matters. These callers typically make claims of highly profitable investment opportunities that turn out to be worthless or simply do not exist. These approaches are usually made by unauthorised companies and individuals and are commonly known as ‘boiler room’ scams. Investors are advised to be wary of any unsolicited advice or offers to buy shares. If it sounds too good to be true, it often is. See the FCA website at fca.org.uk/scamsmartfor more detailed information about this or similar activities Dividends Read more on the dividend amount per share on pages 31 and 168. Euro dividends Dividends are declared in euros to align with the functional currency of the Company, and paid in euros and pounds sterling according to where the shareholder is resident. Cash dividends to ADS holders are paid by the ADS depositary bank in US dollars. The foreign exchange rates at which dividends declared in euros are converted into pounds sterling and US dollars are calculated based on the average exchange rate of the five business days during the week prior to the payment of the dividend. Payment of dividends by direct credit We pay cash dividends directly to shareholders’ bank or building society accounts. This ensures secure delivery and means dividend payments are credited to shareholders’ designated accounts on the same day payment is made. For ordinary shareholders, a dividend confirmation covering both the interim and final dividends paid during the financial year is sent to shareholders at the time of the interim dividend in February. Dividend reinvestment plan We offer a dividend reinvestment plan which allows holders of ordinary shares who choose to participate to use their cash dividends to acquire additional shares in the Company. These are purchased on their behalf by the plan administrator, Equiniti, through a low-cost dealing arrangement. For ADS holders, J.P. Morgan, through its transfer agent, EQ Shareowner Services, maintains the Global Invest Direct Program, which is a direct purchase and sale plan for depositary receipts with a dividend reinvestment facility. See vodafone.com/dividends for further information about dividend payments 249 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Shareholder information (continued) Unaudited information Taxation of dividends See page 253 for details on dividend taxation. Shareholders as at 31 March 2024 Number of ordinary shares held Number of accounts % of total of issued shares 1–1,000 19,179 0.02 1,001–5,000 9,367 0.08 5,001–50,000 4,003 0.18 50,001–100,000 266 0.07 100,001–500,000 420 0.36 More than 500,000 935 99.30 Major shareholders As at 5 June 2024, J.P. Morgan, as custodian of our ADR programme, held approximately 14% of our ordinary shares of 2020/21 US cents each as nominee. At this date, the total number of ADRs outstanding was 368,718,319. As at 5 June 2024, 1,136 holders of ordinary shares had registered addresses in the United States and held a total of approximately 0.01% of the ordinary shares of the Company. As at 31 March 2024, the following voting rights and percentage interests in the ordinary share capital of the Company, disclosable under the Disclosure Guidance and Transparency Rule (‘DTR’) 5, had been notified to the Directors. Shareholder Voting rights Shareholding1 Emirates Telecommunications Group Company PJSC (‘e&’) 3,790,743,685 14.006097%2 BlackRock, Inc. 1,690,543,089 6.23% Liberty Global plc 1,335,000,000 4.92% Norges Bank 803,179,853 3.0004% Notes: 1. The percentage of voting rights detailed above was calculated at the time of the relevant disclosures made in accordance with DTR 5. 2. On 24 April 2023, e& and two of its affiliates reported a total shareholding in Vodafone of 14.61% as of 12 April 2023 in a Schedule 13D filing with the SEC’. The Company is not aware of any other changes in the interests disclosed under DTR 5 between 31 March 2024 and 5 June 2024. As far as the Company is aware, between 1 April 2021 and 5 June 2024, no shareholder held 3% or more of the voting rights attributable to the ordinary shares of the Company other than (i) J.P. Morgan, as custodian of our ADR program and (ii) e&, BlackRock, Inc., Liberty Global plc and Norges Bank (as described above). The rights attaching to the ordinary shares of the Company held by these shareholders are identical in all respects to the rights attaching to all the ordinary shares of the Company. As at 5 June 2024, the Directors are not aware of any other interest of 3% or more in the ordinary share capital of the Company. The Company is not directly or indirectly owned or controlled by any foreign government or any other legal entity. There are no arrangements known to the Company that could result in a change of control of the Company. Other information Articles of Association and applicable English law The following description summarises certain provisions of the Company’s Articles of Association and applicable English law. This summary is qualified in its entirety by reference to the Companies Act 2006 and the Company’s Articles of Association. The Company is a public limited company under the laws of England and Wales. The Company is registered in England and Wales under the name Vodafone Group Public Limited Company with the registration number 1833679. Full details of where copies of the Articles of Association can be obtained are detailed on page 252 under ‘Documents on display’. All of the Company’s ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by the Company from the holders of such shares. English law specifies that any alteration to the Articles of Association must be approved by a special resolution of the Company’s shareholders. Articles of Association The Company’s Articles of Association do not specifically restrict the objects of the Company. Directors The Directors are empowered under the Articles of Association to exercise all the powers of the Company subject to any restrictions in the Articles of Association, the Companies Act 2006 (as defined in the Articles of Association) and any special resolution. Under the Company’s Articles of Association, a Director cannot vote in respect of any proposal in which the Director, or any person connected with the Director, has a material interest other than by virtue of the Director’s interest in the Company’s shares or other securities. However, this restriction on voting does not apply in certain circumstances as set out in the Articles of Association. The Directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all liabilities and obligations of the Group outstanding at any time shall not exceed an amount equal to 1.5 times the aggregate of the Group’s share capital and reserves calculated in the manner prescribed in the Articles of Association, unless sanctioned by an ordinary resolution of the Company’s shareholders. Purchase of own shares The Company can make market purchases of its own shares or agree to do so in the future provided it is duly authorised by its members in a general meeting and subject to and in accordance with section 701 of the Companies Act 2006. Such authority was given at the 2023 AGM. On 14 May 2024, the Company announced it would commence a share repurchase programme of ordinary shares in the share capital of the Company of 2020⁄21 US cents each (the “Ordinary Shares”) up to a maximum consideration of €500 million as part of its plans to return €2.0 billion over 12 months. The Company gave a non-discretionary instruction to Morgan Stanley & Co. International Plc (“Morgan Stanley”) in relation to the purchase by Morgan Stanley, acting as riskless principal during the period which commenced on 15 May 2024 and will end no later than 15 August 2024. 250 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

At each AGM, all Directors who are to remain on the Board, shall offer themselves for election or re-election, as applicable, in accordance with the Company’s Articles of Association and in the interests of good corporate governance. Directors are not required under the Company’s Articles of Association to hold any shares of the Company as a qualification to act as a Director, although the Executive Directors are required to under the Company’s Remuneration Policy. Read more on the Remuneration Policy on pages 100-105 Rights attaching to the Company’s shares At 31 March 2024, the issued share capital and percentage of total share capital represented by each share class of the Company was as follows. Number Percentage Preference shares 50,000 0.0001% Ordinary shares (excluding treasury shares) 27,080,121,854 93.9672% Treasury shares 1,738,561,954 6.0327% Ordinary shares (total) 28,818,683,808 99.9999% Total shares (preference and ordinary) 28,818,733,808 100.0000% Dividend rights Holders of 7% cumulative fixed rate shares are entitled to be paid in respect of each financial year, or other accounting period of the Company, a fixed cumulative preferential dividend of 7% p.a. on the nominal value of the fixed rate shares. A fixed cumulative preferential dividend may only be paid out of available distributable profits that the Directors have resolved should be distributed. The fixed rate shares do not have any other right to share in the Company’s profits. Holders of the Company’s ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the Directors. The Board of Directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Dividends on ordinary shares can be paid to shareholders in whichever currency the Directors decide, using an appropriate exchange rate for any currency conversions that are required. If a dividend has not been claimed for one year after the date of the resolution passed at a general meeting declaring that dividend or the resolution of the Directors providing for payment of that dividend, the Directors may invest the dividend or use it in some other way for the benefit of the Company until the dividend is claimed. If the dividend remains unclaimed for 12 years after the relevant resolution either declaring that dividend or providing for payment of that dividend, it will be forfeited and belong to the Company. Voting rights At a general meeting of the Company, when voting on substantive resolutions (i.e. any resolution that is not a procedural resolution) each shareholder who is entitled to vote and is present in person or by proxy has one vote for every share held (a poll vote). Procedural resolutions (such as a resolution to adjourn a general meeting or a resolution on the choice of Chair of a general meeting) shall be decided on a show of hands, where each shareholder who is present at the meeting has one vote regardless of the number of shares held, unless a poll is demanded. Shareholders entitled to vote at general meetings may appoint proxies who are entitled to vote, attend and speak at general meetings. Two shareholders present in person or by proxy constitute a quorum for purposes of a general meeting of the Company. Under English law, shareholders of a public company such as the Company are not permitted to pass resolutions by written consent. Record holders of the Company’s ADSs are entitled to attend, speak and vote on a poll or a show of hands at any general meeting of the Company’s shareholders by the depositary’s appointment of them as corporate representatives or proxies with respect to the underlying ordinary shares represented by their ADSs. Alternatively, holders of ADSs are entitled to vote by supplying their voting instructions to the depositary or its nominee who will vote the ordinary shares underlying their ADSs in accordance with their instructions. Holders of the Company’s ADSs are entitled to receive notices of shareholders’ meetings under the terms of the deposit agreement relating to the ADSs. Employees who hold vested shares in an EquatePlus account are able to vote by submitting instructions online through the EquatePlus platform. Note there are two vested share accounts with Computershare (SPA, in respect of shares arising from a SAYE exercise, and MyShareBank, in respect of vested shares from the Global Incentive Plan). Holders of the Company’s 7% cumulative fixed rate shares are only entitled to vote on any resolution to vary or abrogate the rights attached to the fixed rate shares. Holders have one vote for every fully paid 7% cumulative fixed rate share. Liquidation rights In the event of the liquidation of the Company, after payment of all liabilities and deductions in accordance with English law, the holders of the Company’s 7% cumulative fixed rate shares would be entitled to a sum equal to the capital paid up on such shares, together with certain dividend payments, in priority to holders of the Company’s ordinary shares. The holders of the fixed rate shares do not have any other right to share in the Company’s surplus assets. Pre-emptive rights and new issues of shares Under section 549 of the Companies Act 2006 Directors are, with certain exceptions, unable to allot the Company’s ordinary shares or securities convertible into the Company’s ordinary shares without the authority of the shareholders in a general meeting. In addition, section 561 of the Companies Act 2006 imposes further restrictions on the issue of equity securities (as defined in the Companies Act 2006 which includes the Company’s ordinary shares and securities convertible into ordinary shares) that are, or are to be, paid up wholly in cash and not first offered to existing shareholders. The Company’s Articles of Association allow shareholders to authorise Directors for a period specified in the relevant resolution to allot (i) relevant securities generally up to an amount fixed by the shareholders and (ii) equity securities for cash other than in connection with a pre-emptive offer up to an amount specified by the shareholders and free of the pre-emption restriction in section 561. At the 2023 AGM the amount of relevant securities fixed by shareholders under (i) above and the amount of equity securities specified by shareholders under (ii) above were in line with the Pre-Emption Group’s Statement of Principles. See investors.vodafone.com/agm2024 for further details of such proposals provided in the 2024 Notice of AGM. Disclosure of interests in the Company’s shares There are no provisions in the Articles of Association whereby persons acquiring, holding or disposing of a certain percentage of the Company’s shares are required to make disclosure of their ownership percentage, although such requirements exist under the DTRs. General meetings and notices Subject to the Articles of Association, AGMs are held at such times and places as determined by the Directors of the Company. The Directors may also, when they see fit, convene other general meetings of the Company. General meetings may also be convened on requisition as provided by the Companies Act 2006. An AGM is required to be called on no less than 21 days’ notice in writing. Subject to obtaining shareholder approval on an annual basis, 251 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Shareholder information (continued) Unaudited information the Company may call other general meetings on 14 days’ notice. The Directors may determine that persons entitled to receive notices of meetings are those persons entered on the register at the close of business on a day determined by the Directors, but no later than 21 days before the date the relevant notice is sent. The notice may also specify the record date, the time of which shall be determined in accordance with the Articles of Association and the Companies Act 2006. Under section 336 of the Companies Act 2006, the AGM must be held each calendar year and within six months of the Company’s year end. Variation of rights If at any time the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act 2006, either with the consent in writing of the holders of three quarters in nominal value of the shares of that class or at a separate meeting of the holders of the shares of that class. At every such separate meeting all of the provisions of the Articles of Association relating to proceedings at a general meeting apply, except that (i) the quorum is to be the number of persons (which must be at least two) who hold or represent by proxy no less than one third in nominal value of the issued shares of the class, or if such quorum is not present at an adjourned meeting, one person who holds shares of the class regardless of the number of shares he holds; (ii) any person present in person or by proxy may demand a poll; and (iii) each shareholder will have one vote per share held in that particular class in the event a poll is taken. Class rights are deemed not to have been varied by the creation or issue of new shares ranking equally, with, or subsequent to that class of shares in sharing in profits or assets of the Company or by a redemption or repurchase of the shares by the Company. Limitations on transfer, voting and shareholding As far as the Company is aware there are no limitations imposed on the transfer, holding or voting of the Company’s ordinary shares other than those limitations that would generally apply to all of the shareholders, which apply by law (e.g. due to insider dealing rules) or those that apply as a result of failure to comply with a notice under section 793 of the Companies Act 2006. No shareholder has any securities carrying special rights with regard to control of the Company. The Company is not aware of any agreements between holders of securities that may result in restrictions on the transfer of securities. Documents on display The Company is subject to the information requirements of the US Securities Exchange Act of 1934 (the ‘Exchange Act’) applicable to foreign private issuers. In accordance with these requirements, the Company files its Annual Report on Form 20-F and other related documents with the US Securities and Exchange Commission (the ‘SEC’). These documents may be inspected at the SEC’s public reference rooms located at 100 F Street, NE Washington, DC 20549. Information on the operation of the public reference rooms can be obtained in the United States by calling the SEC on +1-800-SEC-0330. In addition, some of the Company’s SEC filings, including all those filed on or after 4 November 2002, are available on the SEC’s website at sec.gov. Click to download a copy of the Company’s Articles of Association. Copies can also be obtained from the Company’s registered office Material contracts At the date of this Annual Report, the Group is not party to any contracts that are considered material to its results or operations except for: – its EUR 3,840,000,000 (as increased to EUR 4,050,000,000) and USD 3,935,000,000 (as increased to USD 4,004,000,000) revolving credit facilities which are discussed in note 21 ‘Borrowings’ to the consolidated statements; – the Implementation Agreement dated 20 March 2017, as amended, relating to the combination of the Indian mobile telecommunications businesses of Vodafone Group and Idea Group as detailed in note 27 ‘Acquisitions and disposals’ to the consolidated financial statements; – the Investment Agreement dated 9 November 2022, as amended, and Shareholders’ Agreement dated 22 March 2023, by which Vodafone established a co-control partnership for Vantage Towers AG with a consortium of long-term infrastructure investors led by Global Infrastructure Partners and KKR; – the Relationship Agreement entered into with Emirates Telecommunications Group Company PJSC (“e&”) on 11 May 2023, relating to (i) the proposed appointment of up to two individuals nominated by e& as non-executive directors to the Board of Vodafone Group Plc and (ii) the ongoing relationship between e& and the Company. – the Sale and Purchase Agreement dated 31 October 2023 between Vodafone Europe B.V., Zegona Bidco, S.L.U., Zegona Communications PLC and Zegona Limited relating to the sale and purchase of Vodafone Holdings Europe S.L.U.; and – the Sale and Purchase Agreement dated 15 March 2024 between Vodafone Europe B.V., Swisscom Italia S.R.L., Vodafone Group Plc and Swisscom AG relating to the sale and purchase of Vodafone Italia s.p.a.. Exchange controls There are no UK Government laws, decrees or regulations that restrict or affect the export or import of capital including, but not limited to, foreign exchange controls on remittance of dividends on the ordinary shares or on the conduct of the Group’s operations. Taxation As tax is a complex area, investors should consult their own tax adviser regarding the US federal, state and local, the UK and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances. This section describes, primarily for a US holder (as defined below), in general terms, the principal US federal income tax and UK tax consequences of owning or disposing of shares or ADSs in the Company held as capital assets (for US and UK tax purposes). This section does not, however, cover the tax consequences for members of certain classes of holders subject to special rules including, for example: US expatriates and former long-term residents of the United States; officers and employees of the Company; holders who, directly, indirectly or by attribution hold 5% or more of the Company’s stock (by vote or value); financial institutions; insurance companies; individual retirement accounts and other tax-deferred accounts; tax-exempt organisations; dealers in securities or currencies; investors that will hold shares or ADSs as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes; investors holding shares or ADSs in connection with a trade or business conducted outside of the US; or US holders whose functional currency is not the US dollar. 252 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

A US holder is a beneficial owner of shares or ADSs for US federal income tax purposes if they are: – an individual citizen or resident of the United States; – a US domestic corporation; – an estate, the income of which is subject to US federal income tax regardless of its source; or – a trust, if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for US federal income tax purposes. If an entity or arrangement treated as a partnership for US federal income tax purposes holds the shares or ADSs, the US federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the tax treatment of the partnership. Holders that are entities or arrangements treated as partnerships for US federal income tax purposes should consult their tax advisers concerning the US federal income tax consequences to them and their partners of the ownership and disposition of shares or ADSs by the partnership. This section is based on the US Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and on the tax laws of the UK, the Double Taxation Convention between the United States and the UK (the ‘treaty’) and current HM Revenue and Customs (‘HMRC’) practice, all as of the date hereof. These laws and such practice are subject to change, possibly on a retroactive basis. This section is further based in part upon the representations of the depositary and assumes that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For the purposes of the treaty and the US-UK double taxation convention relating to estate and gift taxes (the ‘Estate Tax Convention’), and for US federal income tax and UK tax purposes, this section is based on the assumption that a holder of ADRs evidencing ADSs will generally be treated as the owner of the shares in the Company represented by those ADRs. Investors should note that a ruling by the first-tier tax tribunal in the UK has cast doubt on this view, but HMRC has stated that it will continue to apply its long-standing practice of regarding the holder of such ADRs as holding the beneficial interest in the underlying shares. Similarly, the US Treasury has expressed concern that US holders of depositary receipts (such as holders of ADRs representing our ADSs) may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between such holders and the issuer of the security underlying the depositary receipts, or a party to whom depositary receipts or deposited shares are delivered by the depositary prior to the receipt by the depositary of the corresponding securities, has taken actions inconsistent with the ownership of the underlying security by the person claiming the credit, such as a disposition of such security. Such actions may also be inconsistent with the claiming of the reduced tax rates that may be applicable to certain dividends received by certain non-corporate holders, as described below. Accordingly, (i) the creditability of any UK taxes and (ii) the availability of the reduced tax rates for any dividends received by certain non-corporate US holders, each as described below, could be affected by actions taken by such parties or intermediaries. Generally exchanges of shares for ADRs and ADRs for shares will not be subject to US federal income tax or to UK tax other than stamp duty or stamp duty reserve tax. Taxation of dividends UK taxation Under current UK law, there is no requirement to withhold tax from the dividends that we pay. Shareholders who are within the scope of UK corporation tax will be subject to corporation tax on the dividends we pay unless the dividends fall within an exempt class and certain other conditions are met. It is expected that the dividends we pay would generally be exempt. Individual shareholders in the Company who are resident in the UK will be subject to income tax on the dividends we pay. Dividends will be taxable in the UK at the dividend rates applicable where the income received is above the dividend allowance (£1,000 in this tax year, falling to £500 from 6 April 2024) which is taxed at a nil rate. Dividend income is treated as the highest part of an individual shareholder’s income and the dividend allowance will count towards the basic or higher rate limits (as applicable), which may affect the rate of tax due on any dividend income in excess of the allowance. US federal income taxation Subject to the passive foreign investment company (‘PFIC’) rules described below, a US holder is subject to US federal income taxation on the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US holder’s basis in the shares or ADSs and thereafter as capital gain. However, the Company does not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US holders should, therefore, assume that any distribution by the Company with respect to shares will be reported as ordinary dividend income. Dividends paid to a non-corporate US holder will be taxable to the holder at the reduced rate normally applicable to long-term capital gains provided that certain requirements are met. Dividends must be included in income when the US holder, in the case of shares, or the depositary, in the case of ADSs, actually or constructively receives the dividend and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. The amount of the dividend distribution to be included in income will be the US dollar value of the pound sterling or euro payments made determined at the spot pound sterling/US dollar rate or the spot euro/US dollar rate, as applicable, on the date the dividends are received by the US holder, in the case of shares, or the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into US dollars at that time. If dividends received in pounds sterling or euros are converted into US dollars on the day they are received, the US holder generally will not be required to recognise any foreign currency gain or loss in respect of the dividend income. Where UK tax is payable on any dividends received, a US holder may be entitled, subject to certain limitations, to a foreign tax credit in respect of such taxes. 253 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Taxation of capital gains UK taxation A US holder that is not resident in the UK will generally not be liable for UK tax in respect of any capital gain realised on a disposal of our shares or ADSs. However, a US holder may be liable for both UK and US tax in respect of a gain on the disposal of our shares or ADSs if the US holder: – is a citizen of the United States and is resident in the UK; – is an individual who realises such a gain during a period of ‘temporary non-residence’ (broadly, where the individual becomes resident in the UK, having ceased to be so resident for a period of five years or less, and was resident in the UK for at least four out of the seven tax years immediately preceding the year of departure from the UK); – is a US domestic corporation resident in the UK by reason of being centrally managed and controlled in the UK; or – is a citizen or a resident of the United States, or a US domestic corporation, that has used, held or acquired the shares or ADSs in connection with a branch, agency or permanent establishment in the UK through which it carries on a trade, profession or vocation in the UK. In such circumstances, relief from double taxation may be available under the treaty. Holders who may fall within one of the above categories should consult their professional advisers. US federal income taxation Subject to the PFIC rules described below, a US holder that sells or otherwise disposes of our shares or ADSs generally will recognise a capital gain or loss for US federal income tax purposes equal to the difference, if any, between the US dollar value of the amount realised and the holder’s adjusted tax basis, determined in US dollars, in the shares or ADSs. This capital gain or loss will be a long-term capital gain or loss if the US holder’s holding period in the shares or ADSs exceeds one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations. Additional tax considerations UK inheritance tax An individual who is domiciled in the United States (for the purposes of the Estate Tax Convention) and is not a UK national will not be subject to UK inheritance tax in respect of our shares or ADSs on the individual’s death or on a transfer of the shares or ADSs during the individual’s lifetime, provided that any applicable US federal gift or estate tax is paid, unless the shares or ADSs are part of the business property of a UK permanent establishment or pertain to a UK fixed base used for the performance of independent personal services. Where the shares or ADSs have been placed in trust by a settlor they may be subject to UK inheritance tax unless, when the trust was created, the settlor was domiciled in the United States and was not a UK national. Where the shares or ADSs are subject to both UK inheritance tax and to US federal gift or estate tax, the Estate Tax Convention generally provides a credit against US federal tax liabilities for UK inheritance tax paid. The above description does not take into account any change in law or practice that may arise from proposed changes announced by the UK government on 6 March 2024 to the taxation of non-UK domiciled individuals, and specific professional advice should be sought on this matter if relevant. UK stamp duty and stamp duty reserve tax Stamp duty will, subject to certain exceptions, be payable on any instrument transferring our shares to the custodian of the depositary at the rate of 1.5% on the amount or value of the consideration if on sale or on the value of such shares if not on sale. Stamp duty reserve tax (‘SDRT’), at the rate of 1.5% of the amount or value of the consideration or the value of the shares, could also be payable in these circumstances but no SDRT will be payable if stamp duty equal to such SDRT liability is paid. However, such transfers will not attract stamp duty or SDRT where they satisfy the conditions of an exemption, including exemptions which can apply to certain capital raising or qualifying listing arrangements. Specific professional advice should be sought before paying a 1.5% SDRT or stamp duty charge in any circumstances. No stamp duty should, in practice, be required to be paid on any transfer of our ADSs provided that the ADSs and any separate instrument of transfer are executed and retained at all times outside the UK. A transfer of our shares in registered form will attract ad valorem stamp duty, generally at the rate of 0.5% of the purchase price of the shares. There is no charge to ad valorem stamp duty on gifts. SDRT is generally payable on an unconditional agreement to transfer our shares in registered form at 0.5% of the amount or value of the consideration for the transfer, but if, within six years of the date of the agreement, an instrument transferring the shares is executed and stamped, any SDRT that has been paid would be repayable or, if the SDRT has not been paid, the liability to pay the tax (but not necessarily interest and penalties) would be cancelled. However, an agreement to transfer our ADSs will not give rise to SDRT. PFIC rules We do not believe that our shares or ADSs will be stock of a PFIC for US federal income tax purposes for our current taxable year or the foreseeable future. This conclusion is a factual determination that is made annually and thus is subject to change. If we are a PFIC, US holders of shares would be required (i) to pay a special US addition to tax on certain distributions and (ii) any gain realised on the sale or other disposition of the shares or ADSs would in general not be treated as a capital gain unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs. Otherwise a US holder would be treated as if he or she has realised such gain and certain ‘excess distributions’ rateably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated. An interest charge in respect of the tax attributable to each such preceding year beginning with the first such year in which our shares or ADSs were treated as stock in a PFIC would also apply. In addition, dividends received from us would not be eligible for the reduced rate of tax described above under ‘Taxation of dividends – US federal income taxation’. Back-up withholding and information reporting Payments of dividends and other proceeds to a US holder with respect to shares or ADSs, by a US paying agent or other US intermediary, will be reported to the Internal Revenue Service and to the US holder as may be required under applicable regulations. Back-up withholding may apply to these payments if the US holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. Certain US holders are not subject to back-up withholding. US holders should consult their tax advisers about these rules and any other reporting obligations that may apply to the ownership or disposition of shares or ADSs, including requirements related to the holding of certain foreign financial assets. Shareholder information (continued) Unaudited information 254 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

The Company was incorporated under English law in 1984 as Racal Strategic Radio Limited (registered number 1833679). After various name changes, 20% of Racal Telecom Plc share capital was offered to the public in October 1988. The Company was fully demerged from Racal Electronics Plc and became an independent company in September 1991 at which time it changed its name to Vodafone Group Plc. Since then we have entered into various transactions which impacted the development of the Group. The most significant in the year ended 31 March 2024 are summarised below. – On 29 March 2023, the Vodafone Group announced the initiation of procedures for a statutory merger and squeeze-out of minority shareholders in Kabel Deutschland Holding AG (’KDG’). This is procedure is now complete and Vodafone Group own 100% of KDG. – On 14 June 2023 Vodafone Group and CK Hutchison Group Telecom Holdings Limited (“CKHGT”), a wholly owned subsidiary of CK Hutchison Holdings Limited, entered into binding agreements in relation to a combination of their UK telecommunication businesses, respectively Vodafone UK and Three UK (the “Transaction”). Vodafone will own 51% of the combined business (“MergeCo”) and CKHGT 49%. Vodafone UK will be contributed with £4.3 billion and Three UK with £1.7 billion, subject to customary completion adjustments. MergeCo’s aggregate consolidated free cash flow will be distributed to the shareholders at least on an annual basis, subject to a target aggregate consolidated net financial debt of 2.5x MergeCo’s 12 month rolling Adjusted EBITDAaL. – On 18 July 2023 further to the announcement of a co-control partnership for Vantage Towers on 9 November 2022, Vodafone Group announced that, based on commitments secured by the consortium of long-term infrastructure investors led by Global Infrastructure Partners and KKR (together the “Consortium”), Vodafone will receive further proceeds of €500 million, taking total net proceeds to €5.4 billion and the Consortium’s ownership in Oak Holdings GmbH (“Oak Holdings”) to 40%. Vodafone agreed with the Consortium a further 6 month window to acquire additional shares in Oak Holdings at the same price, up to a maximum of 50% ownership, by the end of 2023. Vodafone’s 12 month option to pursue a sell-down to a 50% ownership stake in Oak Holdings outside of lock-up provisions and other restrictions will now commence on 1 January 2024. – On 31 May 2024, the Group announced it had completed the sale of Vodafone Holdings Europe, S.L.U. (‘Vodafone Spain’) to Zegona Communications plc (‘Zegona’) for €4.1 billion in cash (subject to closing accounts adjustments) and €0.9 billion in the form of Redeemable Preference Shares. As part of this transaction, Vodafone and Zegona have also entered into an agreement whereby Vodafone will provide certain services to Vodafone Spain after completion of the transaction for an annual service charge and Vodafone will continue to have a presence in Spain through its Innovation Hub in Malaga. – On 15 March 2024 Vodafone Group announced a binding agreement to sell 100% of its Italian operations (“Vodafone Italy”) to Swisscom AG (“Swisscom”) (the “Transaction”). As part of the Transaction, Vodafone and Swisscom have agreed that Vodafone will continue to provide certain services (the “Group Services”) to Swisscom for up to 5 years. The annual charge for the Group Services to be paid by Swisscom to Vodafone for the first year after completion is estimated at approximately €350 million, of which approximately €176 million reflect charges currently reported below Vodafone Italy’s segmental Adjusted EBITDAaL. Introduction Our operating companies are generally subject to regulation governing their business activities. Such regulation typically takes the form of industry-specific law and regulation covering telecommunications services and general competition (anti-trust) law applicable to all activities. The following section describes the regulatory frameworks and the key regulatory developments at national and regional levels and in the European Union (‘EU’), in which we had significant interests during the period ended 31 March 2024. Many of the regulatory developments reported in the following section involve ongoing proceedings or consideration of potential proceedings that have not reached a conclusion. Accordingly, we are unable to attach a specific level of financial risk to our performance from such matters. EU In November 2023, the EU adopted a regulation laying down harmonised rules on fair access to and fair use of data (the ‘Data Act’). The Regulation applies to manufacturers of connected devices, data holders, recipients, and providers of data processing services (cloud service providers) who will be subject to new requirements to support switching and interoperability. The Digital Markets Act (‘DMA’) was published in the official EU Journal in November 2022 and implementation and enforcement are underway. Providers of online platforms who pass the quantitative thresholds to be designated as ’gatekeepers’ (annual turnover of €7.5 billion within the EU or a worldwide market valuation of €75 billion, plus 45 million monthly active end-users and 10,000 business users) will be subject to ex-ante regulatory obligations under the DMA. As of February 2024, six companies have been designated as digital gatekeepers across 20 Core Platform Services (CPS). The Digital Markets Act became fully enforceable on 7th March 2024, with the six companies designated as Digital Gatekeepers taking steps to comply with the regulation and evidencing this in the form of a report to be audited by the European Commission (‘EC’). The European Commission has already launched investigations into three Gatekeepers for possible non-compliance with their obligations under the law: Apple, Google and Meta. The primary focus of these investigations is on conditions and charges for developers within the Apple and Google app stores, and in particular on the new Core Technology Fee that Apple has announced as part of its DMA compliance. The EC commits to conclude proceedings within 12 months. Companies will receive preliminary findings from the Commission that they can respond to and the opportunity to submit commitments. When the final decision is out, Gatekeepers will have two months to appeal to the EU courts. The Digital Services Act (‘DSA’) was also published in the official EU Journal in November 2022. Online platforms, who have new obligations under the DSA, will be required to report their numbers of active users to the EC, to inform the designation of Very Large Online Platforms (‘VLOPs’) who will be subject to additional risk assessment and platform design obligations. As of August 2023, several companies have been designated as VLOPs and are now subject to regular auditing and regulatory requirements on platform design, risk assessment and mitigation. Smaller online platforms and other intermediaries became subject to new and updated rules on content moderation and due diligence from 17 February 2024. On 24 April 2023, the EU-Ukraine Association Committee in Trade Configuration adopted a decision to apply EU Roam-Like-at-Home, intra-EU communication provisions and EU fixed termination rates (FTR) and mobile termination rates (MTR) between the EU and Ukraine. The time frame for transposition by Ukraine is one year after entry into force of this decision. The EC will then assess the transposition and in a further step grant internal market treatment History and development Unaudited information Regulation Unaudited information Read more in our financial statements, note 12 ‘Investments in associate and joint arrangements’ Click here to view a simplified holding structure for the Vodafone Group: investors.vodafone.com/ VodafoneGroupHoldingStructure 255 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Regulation (continued) Unaudited information before the provisions become applicable. On 6 October 2023, the EU-Moldova Association Committee in Trade Configuration adopted a decision to apply EU Roam-Like-at-Home, intra-EU communication provisions and EU fixed and mobile termination rates between the EU and Moldova. The time frame for transposition by Moldova is one year for intra-EU communications and two years for roaming and MTR/FTR after entry into force of this decision. The EC will then assess the transposition and in a further step grant internal market treatment before the provisions become applicable. On 15 January 2024, the EC published a Staff Working Document on the findings of the 2023 review of the rules on EU-Roaming fair use policies. The Roaming Regulation (EU) 2022/612 requires the EC to periodically review the rules on (i) the application of fair use policy and (ii) the methodology for assessing the sustainability of the abolition of retail roaming surcharges. In its 2023 review, the EC concluded that the current safeguards are working and remain unchanged. On 15 September 2022, the EC adopted its draft Cyber Resilience Act (‘CRA’), introducing horizontal cybersecurity requirements for products with digital elements and associated services that are placed on the European single market. Products in scope will be subject to conformity assessment. Highly critical products will be subject to European cybersecurity certification schemes. The EC’s draft CRA has entered the co-legislative process which is likely to be completed in Q2/2024 and apply 18 months to three years thereafter. In December 2023, negotiators finalised the text of the EU Artificial Intelligence Act (‘AI Act’), the world’s first comprehensive, horizontal regulation for AI systems. The final text confirms the risk-based approach, where AI systems surpassing a certain risk threshold are either prohibited outright, or subject to proportionate regulatory obligations. The final text also includes a compromise on General Purpose AI systems, whereby all providers of these foundational technologies are subject to some baseline regulatory requirements (transparency, record keeping and compliance with Copyright law) and systems that are deemed to be high impact (based on an evaluation of compute power) subject to additional risk mitigation rules. The Gigabit Infrastructure Act (‘GIA’) (which revises the 2014 Broadband Cost Reduction Directive (‘BCRD’) is in its last stages before adoption. The GIA aims to reduce the cost of deploying gigabit electronic communication networks. While some of the proposed measures were watered down in the legislative process, welcomed proposals include the right to submit applications for all permits (or renewals) and rights of way in electronic format via a ‘Single Information Point’, permit fees not exceeding administrative costs, permit exemptions to civil engineering works, conditional tacit approval on permits and access to rooftops. The European Parliament proposed a ban on intra-EU communications retail surcharges which is unrelated to the GIA proposal, and this could have material impact on telecommunications operators. The legislators agreed to prolong the current caps until 1 January 2029. Abolition of surcharges from then onwards is conditional on (i) an EC review/impact assessment by 2027 and (ii) an EC implementing act on fair use provisions by 2028. Otherwise, the caps will expire in 2032. The GIA determines that telecommunications operators may voluntarily apply ‘call-like-at-home’ charging from 1 Jan 2025 subject to fair use policy. The EC & European Parliament adopted the GIA on 29 April 2024. This will replace the 2014 BCRD. The new law aims to simplify and accelerate the roll-out of high-speed networks, such as fibre and 5G, with a view to achieving Europe’s connectivity objectives and targets set out in the digital compass for this decade. The new regulation also aims to lower the unnecessarily high costs of the deployment of high-capacity networks partially caused by permit-granting procedures. The latter will be simplified through a mandatory conciliation mechanism between public sector bodies and telecommunication operators. In addition, given that the present retail price cap for regulated intra-EU communications expired on 14 May 2024, the current caps of 19 eurocents per minute for calls and 6 eurocents per SMS message are extended until 30 June 2032 to ensure protection, especially for vulnerable consumers. The text was published in the EU’s Official Journal and entered into force in May. The new law will apply 18 months after its entry into force with some specific provisions applying at a later stage. The EC adopted a recommendation on the promotion of Gigabit Connectivity which seeks to provide guidance to National Regulatory Authorities on the conditions of access to the telecommunications networks of operators with significant market power ‘SMP’. This instrument replaces the 2010 Next Generation Access Recommendation and the 2013 Non-discrimination and Costing Methodologies Recommendation. BEREC had adopted an opinion on the draft and had raised several issues, including the lack of alignment with the European Electronic Communications Code. It had specifically mentioned, for example, that there is a lack of sources or impact analysis clearly demonstrating that deregulating SMP Operators (e.g. removing remedies such as price regulation, allowing for an increase in copper access prices) speeds up very high capacity networks deployment/take-up. The EC took the BEREC Opinion into account, yet no substantial modifications were made. The EC also adopted, in February 2024, a digital connectivity package aimed at fostering innovation, security and resilience of digital infrastructures. The package includes two components; a white paper and a recommendation. The white paper entitled“How to master Europe’s digital infrastructure needs?” analyses the challenges that Europe faces regarding the rollout of future connectivity networks, and presents possible scenarios to attract investments, foster innovation, increase security, and achieve a true Digital Single Market. The recommndationr elates to the security and resilience of submarine cable infrastructures, focusing on improving submarine cable security and resilience, through better EU coordination of governance and funding. A public consultation on the White Paper scenarios is on-going until 30 June 2024. Country specific Germany Licences for frequency allocations at 800MHz, parts of 1800MHz, and 2600MHz will expire at the end of 2025. Vodafone Germany currently holds allocations at 800MHz and 2600MHz. BNetzA is currently assessing its options on how to proceed on the reallocation of this spectrum. It may either re-auction the spectrum, or prolong the existing licences, or a combination of these. BNetzA is expected to make a final decision on next steps in Q2/2024. In 2019, Vodafone acquired spectrum at 2.1GHz and 3.6GHz. The spectrum allocation includes coverage obligations which, depending on the specifics of the obligation, have to be fulfilled by end of either 2022 or 2024. All mobile network operators have reported on time on the status of obligation fulfilment for the 2022 obligations, including given judicial or factual circumstances hindering fulfilment. BNetzA has assessed the reports, including Vodafone’s, and informed Vodafone about the results at the end of September 2023. Currently, BNetzA is conducting an official hearing with Vodafone on possible fines for a minor number of cases of non-fulfilment. BNetzA is expected to issue a final decision on potential fines after completion of the hearing in Q2/2024. 256 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

United Kingdom In December 2023 Ofcom published proposals to restrict mid-contract price rises to absolute values, rather than inflation linked values. Ofcom expects the changes to be introduced later in 2024. Ofcom believes the move to absolute value amounts will aid transparency and allow consumers to make more informed purchasing decisions. The UK industry continues to work towards the introduction of a new One-Touch Switching process. The introduction of the industry wide process has been delayed, with some providers not ready. We have carried out the necessary work and are ready to participate whenever the process is launched (anticipated to be later in 2024). We continue to co-operate with industry partners and Ofcom over the future launch of the new process. Vodacom: South Africa (‘SA’) The NRA (‘ICASA’) has concluded a Review of the Pro-competitive Conditions imposed on relevant licensees in terms of the Call Termination Regulations and published its Findings document on 28 March 2022. ICASA gave notice on 26 May 2023 of its intention to proceed with the cost modelling phase with the aim to implement revised voice call termination rates. Information requests were issued to all Licensees after initial workshop held on 31 May 2023. During August 2023 ICASA finalised its consultation on costs standard and determined that pure long run incremental cost standard to be used. On 22 March 2024, ICASA published a draft amended to the Call Termination Regulations for comment. The rates proposed for mobile voice call termination, which are currently ZAR 9 cents for large operators, will reduce to 7 cents from 01 July 2024, and 4 cents from 01 July 2025. For small operators, the rates proposed, which are currently 13 cents, will reduce to 9 cents from 01 July 2024, and 4 cents from 01 July 2025. The rates proposed for fixed voice call termination, which are currently 6 cents, will reduce to 4 cents from 01 July 2024, and 1 cent from 01 July 2025. On 23 June 2023, the Department of Communication and Digital Technology (‘DCDT’) published proposed amendments to the Electronic Communications Act (‘Bill’) for comment. Vodacom SA has submitted written comments on the Bill on 31 August 2023. The adoption of the Bill in its current format could lead to significant disruption of the local market, and specifically on Vodacom SA. The DCDT indicated that it will wait until the next Parliament has been elected (general election date 29 May 2024) before continuing with the process of amending the Electronic Communications Act. On 29 February 2024, NRA published draft amendments to the End-user and Subscriber Service Charter (‘EUSSC’) Regulations 2016, relating to bundle usage sequencing & roll-over, and the transfer of bundles (or portions thereof) of voice minutes, SMS and data bundles, for comment. Vodacom submitted their comments on 15 April 2024. Other Europe: Ireland; Portugal; Romania; Greece; Czech Republic; Albania Spectrum In Portugal, Vodafone Portugal continues to appeal against certain aspects of the auction conditions for the 5G auction, which concluded in November 2021, claiming the conditions between new entrants and mobile network operators were discriminatory. Legal proceedings are still ongoing, with no expected date of conclusion, and the rights of use remain in place. In Albania, the NRA (AKEP) started preliminary discussions with the operators on their interest in the 5G bands up for auction in November 2023 and published the official Public Consultation mid-January 2024 for the band 3.4GHz -3.8GHz only. The law frequency 700MHz is still being utilised by the media operators. The regulator expected comments and proposals on the document with regards to the quantity of spectrum to be auctioned, price for 1MHz, coverage obligations, size of blocks etc, by April 2024. Vodafone Albania has already submitted its comments to the NRA for the 3.4GHz -3.8GHz aiming to get usage rights for 100MHz of bandwitch allocation within this band. Concerns over electromagnetic field (‘EMF’) triggered a residents’ petition in Greece for the annulment of the 5G Auction Tender document. Despite the auction process completing in December 2020 and the assigned spectrum already being in use by Vodafone Greece, the petition against the Tender document was heard in January 2022, and a decision by the Council of State is pending, estimated to conclude in 2024. In the case that the petition is accepted, the assignment of 5G spectrum rights will be declared invalid. In July 2023, Greek NRA (EETT) informed mobile network operators (‘MNO’s) on the results of on-site audits which took place from October 2021 to March 2023 and indicated perceived breaches in Microwave links emission. In this context, EETT called ΜNOs to submit their views. Vodafone Greece replied to NRA’s letter and restored licensing status where relevant. Following this procedure, in January 2024, EETT called ΜNOs to a Hearing via written memorandum. Vodafone Greece submitted its memorandum and additional supporting documentation on 19 February 2024. Decision is expected to conclude in 2024. Universal Service Obligations (‘USO’) and Consumer Support Measures Vodafone Greece has four active appeals against the NRA (‘EETT’). The appeals are in relation to charges amounting to around €16.75 million. Of this, €9.0 million is in relation to the provision of universal services by operator Hellenic Telecommunications Organisation (OTE) for the period of 2010 through to 2011. Vodafone Greece has appealed these costs, with the hearings due in April 2024 for 2010 and 2011. The remaining €7.75 million has been imposed on Vodafone Greece due to a decision of EETT on the universal service obligation USO net costs for the period of 2012 to 2016. Vodafone Greece also appealed these costs. The appeal has been referred to the Administrative Court of Appeal, with the hearing due in November 2024. In addition, the Universal Service Net Cost Allocation Decision for the years 2017 to 2019 was issued in October 2023, with the Vodafone share (incl. CYTA) being calculated at €2.2 million. Vodafone Greece appealed these costs before the Administrative Court of Appeal in April 2024. Similarly, Vodafone Portugal continues to challenge payment notices totalling €34.8 million issued by ANACOM regarding 2012 to 2014 extraordinary compensation of USO costs. Access In Czech Republic, in December 2023 Vodafone announced that it agreed with SAZKA a.s. to acquire the mobile virtual network operator (MVNO) SAZKAmobil. The transaction was cleared by the competition authority and was completed on 1 April 2024. In Albania the NRA launched a Public Consultation on Mobile termination rates aiming to reduce National MTRs from 1.11 lek/ minute with a target to 0.75 lek/minute with a 2 year glidepath. The consultation has been finalised and NRA has issued the relevant decisions defining the glidepath for national MTRs. International MTRs remain deregulated. Other Africa and Middle East: Democratic Republic of the Congo (DRC); Tanzania; Mozambique; Lesotho; Turkey; Egypt. Devices and registration In Tanzania, the Communications Regulator (‘TCRA’) issued regulations that introduce a biometric registration requirement for SIMs and restrict the number of SIMs a customer may own. The TCRA 257 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Regulation (continued) Unaudited information required the disconnection of unverified SIMs in this category by 13 February 2023. The TCRA conducted inspections and subsequently following an inspection on 04 January 2024, the TCRA issued a compliance order against Vodacom Tanzania for failure to adhere to the regulations by allowing multiple SIM card registrations exceeding the allowed limits. Vodacom Tanzania made submissions to the TCRA and attended a hearing in this regard. The TCRA issued its final decision issuing a penalty of TZS 14 million (approx. €5,000). Similarly, in Lesotho, the Minister of Communication introduced new SIM Registration regulations, which must be complied with by 24 June 2023. The regulations require the operator to enact biometric registration, establish a central database with the Communications Authority (‘LCA’), re-register SIMs with a six-month timeframe and enforce penalties of Maloti 5,000 per non-compliant SIM card. On 1 February 2024, Vodacom Lesotho suspended all unregistered SIMs for 3 months (01 Feb- 30 April). Customers will be able to re-activate their numbers during the 90 days period, however, post 30 April 2024 all numbers not re-activated have been terminated. Spectrum In Mozambique, the 5G auction consultation proposes a reserve price of $15m per 2x5 of 700MHz, $15m per 2.6GHz and $15m per 3.5GHz. The price for 2.6GHz and 3.5GHz is comparatively excessive against both Vodafone and neighbouring markets benchmarks. The proposed draft auction rules are also against best practice. The Communications Regulator has indicated a willingness to introduce coverage obligations in exchange for marginally reduced pricing, but these are yet to be reflected in the official auction rules. The final auction rules are pending the approval of the cabinet of ministers. In Egypt, the NRA (‘NTRA’) intends to initiate issuance of 5G radio frequency spectrum licences; the initial proposal included an indicative reserve price of US$450 million and successful bidders are expected to incur US$450 million in 5G-related network investment. Subsequently, the NTRA submitted a new proposal for the 5G license terms and conditions at a cost of US$150 million for 15 years with extension to all current licenses without spectrum. Vodafone Egypt did not accept this. On 1 January 2024, Vodafone Egypt received an offer from the NTRA for the 5G license entailing a license fee of USD 173m for a 15 year license terms and renewal of the 2G/3G/4G licenses until 2038. This offer was valid until 15 January 2024. The President had also directed that if the offer was not accepted by at least one of the operators, the NTRA will be required to issue new offer entailing USD 150m and renewal of existing licenses. On 15 January 2024, Vodafone Egypt rejected the offer, however, the government owned Telecom Egypt accepted the offer and announced its acquisition of a 5G license. On this basis, the government is trying to push operators to obtain the 5G license under similar terms and has currently closed off any possibility of further negotiations. For Vodafone Egypt, the proposal is not aligned with its business case. In Turkey, the NRA issued a Board Decision regarding the Procedure and Principles on 2G license extension, fee, and obligations. Procedures and principles applied to Vodafone Turkey and Turkcell’s licenses that expired on 27 April 2023 and TT Mobil’s license that will expire in 2026. The extension fee for Vodafone Turkey (900 MHz) is €120 million for a six-year extension until 30 April 2029 (excluding 18% VAT). Vodafone Turkey paid the extension fee in advance with a capital injection and signed the extension agreement effective as of 27 April 2023. Therefore, the 2G license was extended until 30 April 2029. Regulatory and legal disputes and fines In the DRC, Vodacom DRC is in ongoing negotiations with the NRA (‘ARPTC’) in relation to new regulatory fees that were first introduced in March 2022. On 22 October 2022, the MNOs (including Vodacom DRC), Minister of Communications and ARPTC reached an agreement and signed a MoU on the new regulatory fees, setting out revised fees and modality of payment. The MoU also provides for resolution of any pending fines and legal actions in this regard. Execution of each party’s obligations under the MoU is ongoing. In Tanzania, the TCRA found that Vodacom Tanzania had failed to comply with regulatory Quality of Service (QoS) targets in May 2023, mostly in the Zanzibar region, and has ordered Vodacom Tanzania to implement network improvements, with threat of fines if it fails to comply. Vodacom Tanzania completed implementation of five sites to address this matter in July 2023 and continues to ensure more improvement on optimisation is done to ensure coverage is maintained. Vodacom plans to roll out 30 additional sites in the Zanzibar in June 2024. In Lesotho, the NRA (‘LCA’) has found Vodacom Lesotho in contravention of rule 6(a)(i) of the Quality of Service Rules, 2023 for the four hours network outages experienced on 16 June 2023. The LCA issued a fine of Maloti 1.0 million, but suspended execution of the fine for a period of 12 months, on condition that Vodacom Lesotho does not commit a similar contravention within that period. A recent network outage experienced in February 2024 by Vodacom was due to a fiber cut resulting from ongoing municipal construction work. Vodacom has reported the root cause of the outage to the LCA. Networks and access In Turkey, Türk Telekom’s reference offer regarding fibre access was approved by the NRA in June 2023, three years after the market analysis obligating fibre access. As expected, due to macroeconomic conditions, port and transmission prices have been increased by 70% effective as of 1 July 2023 within the offer, as well as an increase on the one-time fees. Vodafone Turkey continuously engages with relevant stakeholders and considers all remedies to ensure better access conditions are provided. We are also planning to conduct a workshop with BTK as a part of their continuing engagements to convey their key asks regarding fixed access competition, access and deployment issues. At the same time, Vodafone Turkey has taken the decision to court, and the legal proceedings are ongoing. In Tanzania, the NRA (‘TCRA’) completed the market review study to update the Interconnection Rates Determination No.5/2017 to determine mobile termination rates that expired in December 2022. On 14 July 2023, the TCRA published a notice setting a new glidepath for MTRs for the next four years to 2027, to be applied retrospectively from 1 January 2023. The new glidepath is as follows: TZS 1.86 for 2023; TZS 1.76 for 2024; TZS 1.68 for 2025; TZS 1.60 for 2026; and TZS 1.52 for 2027. The glide-path represents an average decline of 5% per annum up to 2028. In Egypt, Vodafone Egypt is in the process of shutting down 3G technology by end of 2026. The NRA (‘NTRA’) will define an industry 3G shutdown roadmap in line with Vodafone Egypt’s own roadmap. 258 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Mobile termination rates (‘MTRs’)1 Country by Region 2020 2021 2022 2023 2024 Europe Germany (Eurocents) 0.90 0.78 0.55 0.40 0.20 Italy (Eurocents) 0.76 0.67 0.55 0.40 0.20 UK (Great British Pound pence) 0.48 0.47 0.38 0.39 0.44 Spain (Eurocents) 0.64 0.64 0.55 0.40 0.20 Ireland (Eurocents) 0.55 0.43 0.43 0.40 0.20 Portugal (Eurocents) 0.39 0.36 0.36 0.36 0.20 Romania (Eurocents) 0.76 0.76 0.55 0.40 0.20 Greece (Eurocents) 0.62 0.62 0.55 0.40 0.20 Czech Republic (Czech Koruna) 0.25 0.25 0.14 0.10 0.05 Albania (Albanian Lek) 1.11 1.11 1.11 1.11 1.11 Africa Vodacom: South Africa (South African Rand) 0.10 0.09 0.09 0.09 0.09 Vodacom: Democratic Republic of Congo (U.S. Dollar) 2.00 2.00 2.00 1.50 1.50 Lesotho (Lesotho Loti) 0.12 0.09 0.09 0.09 0.09 Mozambique (Mozambican Metical) 0.37 0.31 0.25 0.18 0.12 Tanzania (Tanzanian Shillings) 5.20 2.60 2.00 1.86 1.78 Turkey (Turkish Lira) 0.03 0.03 0.02 0.02 0.02 Egypt (Egyptian Piastres) 11.00 11.00 11.00 11.00 11.00 Ethiopia (Ethiopian Birr) - - - - 0.31 Kenya (Kenya Shilling) 0.99 0.99 0.99 0.58 0.41 Note: 1. All MTRs are based on end of financial year values. 259 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Overview of spectrum licences at 31 March 2024 700MHz 800Mhz 900Mhz 1400/1500Mhz 1800MHz 2.1GHz 2.3 GHz 2.6GHz 3.5GHz Quantity1 (Expiry Date) Quantity1 (Expiry Date) Quantity1 (Expiry Date) Quantity1 (Expiry Date) Quantity1 (Expiry Date) Quantity1 (Expiry Date) Quantity1 (Expiry Date) Quantity1 (Expiry Date) Quantity1 (Expiry Date) Germany 2x10 (2033) 2x10 (2025) 2x10(2033) 20 (2033) 2x25 (2033) 2x152 (2040) n/a 2x20+25 (2025) 90 (2040) 2x52,3 (2025) Italy17 2x10 (2037) 2x10(2029) 2x10 (2029) 20 (2029) 2x15 (2029) 2x15 (2029) n/a 2x15 (2029) 80 (2037) 2x53 (2029) UK4 n/a 2x10 (2033) 2x17.4 20 2x5.8 2x14.8 n/a 2x20+25 (2033) 50 (2038) 40 (2041)3,5 Spain17 2X10 (2061)6 2x10 (2031) 2x10 (2028) n/a 2x20 (2030) 2x15+5 (2030) n/a 2x20+20 (2030) 90 (2038) Ireland 2X10 (2042) 2x10 (2030) 2x10 (2030) n/a 2x25 (2030) 2X20 (2042) n/a 2x35 + 30 (2042) 1057 (2032) Portugal 2X10 (2041) 2x10 (2027) 2x5 (2033) n/a 2x6 (2033) 2x20 (2033) n/a 2x20+25 (2027) 90 MHz (2041) 2x53 (2027) 2x143 (2027) Romania 2X5 MHz (2047) 2x10 (2029) 2x10 (2029) n/a 2x30 (2029) 2x15 (2031) n/a n/a 100 (2047)3,8 Greece17 2x10 (2036) 2x10 (2030) 2x15 (2027) n/a 2x10 (2026) 2x20 (2036) n/a 2x20+20 (2030) 140 (2036) 2x153 (2035) Czech Republic 2x10 (2036) 2x10 (2029) 2x10 (2029) n/a 2x27 (2029) 2x20 (2041)9 n/a 2x20 (2029) 100 (2032)10 Albania11 n/a 2x10 (2034) 2x8 (2031) n/a 2x7.2(2034) 2x5 (2026) n/a 2x20+20 (2030) n/a 2x1.83 (2030) 2x14.43 (2030) 2x15+53 (2025) 2x203 (2031) 2x43 (2024) 2x93 (2031) 2x53 (2029) 2x93 (2024) 2x53 (2031) South Africa12 2x10 (2042) n/a 2x1113 (2029) n/a 2x12 2x1513 n/a 80 (2042) 10 (2042) Democratic Republic of Congo 2x10 (2038) 2x10 (2038) 2x6 (2038) n/a 2x17.8 (2038) 2x10+15 (2032) n/a 30 (2038) 2x15+30 (2026) Lesotho n/a 2x2014 2x22.214 n/a 2x30.214 2x2014 n/a n/a 10014 (2036) Mozambique n/a 2x10 (2039) 2x7.8 (2039) n/a 2x20 (2039) 2x15+5 (2039) n/a n/a 6015 (2024) 2x53, 15 (2027) Tanzania 2x20 (2033) n/a 2x12.5 (2033) n/a 2x10 (2033) 2x15 (2033) 70 (2037) 25 (2037) 40 (2031) Turkey n/a 2x10 (2029) 2x11 (2029)16 n/a 2x10 (2029) 2x15+5 (2029) n/a 2x15+10 (2029) n/a 2x1.43 (2029) Egypt n/a n/a 2x12.5 (2031) n/a 2x10 (2031) 2x20 (2031) n/a 40 (2031) n/a Notes: 1. All: Single (or unpaired) blocks of spectrum are used for asymmetric data (non-voice) use; block quantity has been rounded to the nearest whole number. Most of the radio spectrum in this table is organised as paired spectrum - a block of spectrum in a lower frequency band and an associated block of spectrum in an upper frequency band. Where the radio spectrum is specified in the form “2x10 MHz” it represents 10 MHz in a lower band and 10 MHz in an upper band. Where this is followed by “+25”, this idicates it is an unpaired, standalone, spectrum. 2. Germany: The allocation of 2.1GHz will change to the following: At present we have 2x15 MHz (2040) and 2x5 (2025); in January 2026 will have 2x20 MHz (2040). 3. Multiple: Blocks within the same spectrum band but with different licence expiry dates are separately identified 4. UK: All UK spectrum licences are perpetual so any dates given are the ones from which licence fees become payable, and where no date is given this means that licence fees already apply. 5. UK: Currently in the transition period of the 3.4-3.8 GHz defragmentation deal with VMO2. Once the transition is completed in 2025, Vodafone will have 90 MHz with an expiry date of 2038. 6. Spain: The initial term of the licence is 20 years, with the option to renew the licence for an additional 20 years as long as the licence conditions have been met. 7. Ireland: 105MHz in cities, 85MHz in regions. 8. Romania: 100 MHz 3.5 GHz licence to start upon expiry of the original 40 MHz licence 9. Czech Republic: Early extension to the 2.1 GHz licence achieved in 2022, extending the term of the original licence from 2025 to 2041 10.Czech Republic: Includes 40 MHz acquired from PODA, with same licence duration as the other 60 MHz 11.Albania: As part of the merger remedies from the ONE-ALBtelecom merger, Vodafone acquirde the following spectrum from the merged entity effective May 1st 2023: 2X4.5 MHz of 1800 MHz expiring June 2024; 2X7.2 MHz of 1800 MHz expiring March 2034; 2X5 MHz of 2.1 GHz expiring June 2026; and 2X20 MHz of 2.6 GHz expiring May 2031 12. South Africa: Under South Africa’s licensing regime, Vodacom has been assigned a network and service operating licence. This operating licence permits Vodacom to be assigned spectrum licences which are valid for the duration of the operating licence, subject to annual renewal through the payment of annual spectrum usage regulatory fees. Vodacom’s operating licence will expire in 2029. 13. South Africa: South African Regulator has indicated that it has approved Vodacom’s 2100MHz license amendment which effectively returns the 2100TDD spectrum. 14. Lesotho: Vodacom’s Lesotho spectrum licences are attached to a unified services license and renewed annually. 15.Mozambique: 3.5GHz spectrum for 5G trial which was extended to 2024. 2x5 of 2.1GHz and 2x5 of 1800MHz have been acquired for 5 years expirying in 2028. A further 2x2MHz of 900MHz was also acquired expiring in line with the overall unified license. 16. Turkey: Extension of 2X11 MHz licence up to April 30, 2029 was completed on April 18, 2023. Licence extension Protocol is subject to Council of State’s opinion which is pending 17.Multiple: We currently hold mmWave 26 GHz licences in Italy, Spain and Greece Regulation (continued) Unaudited information 260 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Form 20-F cross reference guide No other information in this document is included in the 2024 Form 20-F or incorporated by reference into any filings by us under the Securities Act. Please see ‘Documents on display’ on page 252 for information on how to access the 2024 Form 20-F as filed with the SEC. The 2024 Form 20-F has not been approved or disapproved by the SEC nor has the SEC passed judgement upon the adequacy or accuracy of the 2024 Form 20-F. Item Form 20-F caption Location in this document Page 1 Identity of Directors, senior management and advisers Not applicable - 2 Offer statistics and expected timetable Not applicable - 3 Key information 3B Capitalisation and indebtedness Not applicable - 3C Reasons for the offer and use of proceeds Not applicable - 3D Risk factors Principal risk factors and uncertainties 57 to 62 4 Information on the Company 4A History and development of the Company History and development 255 Contact details Back cover Shareholder information: Contact details for Equiniti and EQ Shareholder Services 249 Shareholder information: Articles of Association and applicable English law 250 Note 1 ‘Basis of preparation’ 139 to 147 Note 2 ‘Revenue disaggregation and segmental analysis’ 148 to 151 Note 7 ‘Discontinued operations and assets held for sale’ 164 to 167 Note 11 ‘Property, plant and equipment’ 171 to 172 Note 27 ‘Acquisitions and disposals’ 210 to 211 Note 28 ‘Commitments’ 212 Documents on display 252 4B Business overview About Vodafone 2 Operating in a rapidly changing industry 3 Key performance indicators 6 to 7 Chair’s message 8 Chief Executive’s statement and strategic roadmap 9 Mega trends 10 to 11 Our financial performance 21 to 31 Purpose, sustainability and responsible business 32 to 56 Note 2 ‘Revenue disaggregation and segmental analysis’ 148 to 151 Regulation 255 to 258 Stakeholder engagement 12 to 14 4C Organisational structure Note 31 ‘Related undertakings’ 217 to 225 Note 12 ‘Investments in associates and joint arrangements’ 173 to 180 Note 13 ‘Other investments’ 181 4D Property, plant and equipment Note 11 ‘Property, plant and equipment’ 171 to 172 4A Unresolved staff comments None - 5 Operating and financial review and prospects 5A Operating results Our financial performance 21 to 31 Cyber security 46 to 51 Note 21 ‘Borrowings’ 190 to 191 Regulation 255 to 258 Note 1 ‘Basis of Preparation’ 139 to 147 Note 22 ‘Capital and financial risk management’ 192 to 201 5B Liquidity and capital resources Our financial performance: Cash flow, capital allocation and funding 29 to 31 Long-term viability statement 63 Directors’ statement of responsibility: Going concern 124 Note 19 ‘Cash and cash equivalents’ 186 Note 21 ‘Borrowings’ 190 to 191 Note 22 ‘Capital and financial risk management’ 192 to 201 Note 28 ‘Commitments’ 212 5C Research and development, patents and licences etc. Note 10 ‘Intangible assets’ 169 to 170 Regulation: Overview of spectrum licences 260 5D Trend information Key performance indicators 6 to 7 Mega trends 10 to 11 Long-term viability statement 63 5E Critical accounting estimates Note 1 ‘Basis of preparation’ 139 to 147 261 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Item Form 20-F caption Location in this document Page 6 Directors, senior management and employees 6A Directors and senior management Our Board 76 to 78 Our governance structure 74 Our Executive Committee 79 Division of responsibilities 75 6B Compensation Annual Report on Remuneration: 2024 Remuneration 106 to 118 Remuneration Policy 100 to 105 Note 23 ‘Directors and key management compensation’ 202 6C Board practices Our Board 76 to 78 Our governance structure 74 Division of responsibilities 75 Board activities and principal decisions 81 to 83 Nominations and Governance Committee 86 to 88 Audit and Risk Committee 89 to 94 Technology Committee 95 ESG Committee 96 to 97 Remuneration Committee 98 to 99 Remuneration policy 100 to 105 Shareholder information: Articles of Association and applicable English law 250 6D Employees Our people strategy 15 to 20 Note 24 ‘Employees’ 203 6E Share ownership Annual Report on Remuneration: 2024 Remuneration 106 to 118 Remuneration Policy 100 to 105 All-employee share plans 110 Note 26 ‘Shared-based payments’ 208 to 209 6F Disclosure of a registrants action to recover erroneously awarded compensation Not applicable – 7 Major shareholders and related party transactions 7A Major shareholders Shareholder information: Major shareholders 250 7B Related party transactions Annual Report on Remuneration: 2024 Remuneration 106 to 118 Note 13 ‘Other investments’ 181 Note 23 ‘Directors and key management compensation’ 202 Note 29 ‘Contingent liabilities and legal proceedings’ 212 to 216 Note 30 ‘Related party transactions’ 216 7C Interests of experts and counsel Not applicable – 8 Financial information 8A Consolidated statements and other financial information Consolidated financial statements 135 to 226 Report of independent registered public accounting firm 131 to 134 Note 29 ‘Contingent liabilities and legal proceedings’ 212 to 216 Dividend rights 251 8B Significant changes Note 33 ‘Subsequent events’ 226 9 The offer and listing 9A Offer and listing details Capital structure and rights attaching to shares 120 9B Plan of distribution Not applicable – 9C Markets Capital structure and rights attaching to shares 120 9D Selling shareholders Not applicable – 9E Dilution Not applicable – 9F Expenses of the issue Not applicable – 10 Additional information 10A Share capital Note applicable – 10B Memorandum and Articles of Association Shareholder information 249 to 254 Description of securities registered – 10C Material contracts Shareholder information: Material contracts 252 10D Exchange controls Shareholder information: Exchange controls 252 10E Taxation Shareholder information: Taxation 252 to 254 10F Dividends and paying agents Note applicable – Note applicable – 10G Statements by experts Not applicable – 10H Documents on display Shareholder information: Documents on display 252 10I Subsidiary information Note 31 ’Related undertakings’ 217 to 225 10J Annual Report to security holders Not applicable – Form 20-F cross reference guide (continued) 262 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Item Form 20-F caption Location in this document Page 11 Quantitative and qualitative disclosures about market risk Note 22 ‘Capital and financial risk management’ 192 to 201 12 Description of securities other than equity securities 12A Debt securities Not applicable – 12B Warrants and rights Not applicable – 12C Other securities Not applicable – 12D American depositary shares Fees payable by ADR holders Exhibit 99.2 13 Defaults, dividend arrearages and delinquencies Not applicable – 14 Material modifications to the rights of security holders and use of proceeds Not applicable – 15 Controls and procedures Directors’ statement of responsibility: Disclosure controls and procedures and Management’s report on internal control over financing reporting 124 Report of independent registered public accounting firm 131 to 134 16 Reserved 16A Audit Committee financial expert Audit and Risk Committee 89 16B Code of ethics Our US listing requirements 119 16C Principal accountant fees and services Note 3 ‘Operating profit’ 152 Board Committees: Audit and Risk Committee: External audit 94 16D Exemptions from the listing standards for audit committees Not applicable – 16E Purchase of equity securities by the issuer and affiliated purchasers Share buybacks 31 16F Change in registrant’s certifying accountant Not applicable – 16G Corporate governance Our US listing requirements 119 16H Mine safety disclosure Not applicable – 16I Disclosure regarding foreign jurisdictions that prevent inspections Not applicable – 16J Insider trading policies Index to Exhibits Exhibit 11 16K (b) Cybersecurity Cyber security: Strategy 46 to 47 Cyber security: Risk management 47 to 48 Cyber security: Threats and incidents 50 to 51 16K (c) Cybersecurity Cyber security: Operating model 48 to 49 17 Financial statements Consolidated financial statements 135 to 226 18 Financial statements Consolidated financial statements 135 to 226 Report of independent registered public accounting firm 131 to 134 19 Exhibits Index to Exhibits – 263 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

This document contains ‘forward-looking statements’ within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses, and certain of the Group’s plans and objectives. In particular, such forward looking statements include, but are not limited to, statements with respect to: – the Group’s portfolio transformation plan; – expectations regarding the Group’s financial condition or results of operations and the guidance for Adjusted EBITDAaL and Adjusted free cash flow for the financial year ending 31 March 2025; – the announced agreements to combine Vodafone UK and Three UK and the sale of Vodafone Italy; – changes to German TV laws and the migration of users to individual TV customer contracts; expectations for the Group’s future performance generally; the transaction to purchase Nowo Communications; the Group’s strategic partnership with Microsoft; – climate change, including emissions targets and other ESG goals, commitments, targets and ambitions, climate-related scenarios or pathways and methodologies we use to assess our progress in relation to these; – the digital transformation of the Group’s business customers; the Group’s partnership with DCC in the UK; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently; – expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses; – the impact of regulatory and legal proceedings involving the Group and of scheduled or potential regulatory changes; certain of the Group’s plans and objectives, including the Group’s strategy. Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as ‘will’, ‘may’, ‘expects’, ‘believes’, ‘intends’, ‘plans’, ‘further’, ‘ongoing’, ‘anticipates’, ‘could’, or ‘targets’. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to the following: – general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments; increased competition; – levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services, including artificial intelligence; – the Group’s ability to optimise its portfolio in line with its business transformation plan; – evolving cyber threats to the Group’s services and confidential data; – the Group’s ability to embed responses to climate-related risks into business strategy and operations; – rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; – the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; – the Group’s ability to generate and grow revenue; slower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; – the Group’s ability to extend and expand its spectrum resources, to support ongoing growth in customer demand for mobile data services; – the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains, shortages and greater than anticipated prices of new mobile handsets; – changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes; – the impact of a failure or significant interruption to the Group’s telecommunications, data centres, networks, IT systems or data protection systems; – the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, associates, franchises, brand licences, platform sharing or other arrangements with third parties, including the signed agreement to combine Vodafone’s UK business with Three UK and the Group’s strategic partnership with Microsoft; – acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; – the Group’s ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; – developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; – the Group’s ability to satisfy working capital requirements; – changes in foreign exchange rates; – changes in the regulatory framework in which the Group operates; – the impact of legal or other proceedings against the Group or other companies in the communications industry; and changes in statutory tax rates and profit mix, including the disposals of Vodafone Spain and Vodafone Italy; – climate change projection risk including, for example, the evolution of climate change and its impacts, changes in the scientific assessment of climate change impacts, transition pathways and future risk exposure and limitations of climate scenario forecasts; amendments to or new ESG reporting standards, models or methodologies; – changes in ESG data availability and quality which could result in revisions to reported data going forward; and climate scenarios and the models that analyse them have limitations that are sensitive to key assumptions and parameters, which are themselves subject to some uncertainty. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under ‘Principal risk factors and uncertainties’ on pages 57 to 62 of this document. All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Vodafone Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so. References in this document to information on websites, including other supporting disclosures located thereon such as videos, our ESG Addendum, our Climate Transition Plan and/or social media sites are included as an aid to their location and such information is not incorporated in, and does not form part of the 2024 Annual Report on Form 20-F. Ernst & Young LLP has neither examined, compiled, nor performed any procedures with respect to the forward-looking statements. Accordingly, Ernst & Young LLP does not express an opinion or provide any other form of assurance on such information. Forward-looking statements Unaudited information 264 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

The definitions of non-GAAP measures are included in the ‘Non-GAAP measures’ section on pages 235 to 247. 3G A cellular technology based on wideband code division multiple access delivering voice and faster data services. 4G 4G or long-term evolution (‘LTE’) technology offers faster data transfer speeds than 3G. 5G 5G is the fifth-generation wireless broadband technology which provides better speeds and coverage than 4G. Adjusted EBITDAaL Adjusted EBITDAaL is operating profit after depreciation on lease-related right of use assets and interest on lease liabilities but excluding depreciation, amortisation and gains/losses on disposal of owned assets and excluding share of results of equity accounted associates and joint ventures, impairment losses/reversals, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance of the reporting segment. ADR American depositary receipts is a mechanism designed to facilitate trading in shares of non-US companies on the US stock markets. The main purpose is to create an instrument which can easily be settled through US stock market clearing systems. ADS American depositary shares are shares evidenced by American depositary receipts. ADSs are issued by a depositary bank and represent one or more shares of a non-US issuer held by the depositary bank. The main purpose of ADSs is to facilitate trading in shares of non-US companies in the US markets and, accordingly, ADRs which evidence ADSs are in a form suitable for holding in US clearing systems. Africa Comprises the Vodacom Group (including Vodafone Egypt). AGM Annual General Meeting. Applications (‘apps’) Apps are software applications usually designed to run on a smartphone or tablet device and provide a convenient means for the user to perform certain tasks. They cover a wide range of activities including banking, ticket purchasing, travel arrangements, social networking and games. For example, the MyVodafone app lets customers check their bill totals on their smartphone and see the minutes, texts and data allowance remaining. ARPU Average revenue per user, defined as customer revenue and incoming revenue divided by average customers. B2C Business-to-Consumer refers to the process of selling products and services directly between a business and consumers who are the end-users. Capital additions Comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments and integration capital expenditure. Churn Total gross customer disconnections in the period divided by the average total customers in the period. Cloud services This means the customer has little or no equipment, data and software at their premises. The capability associated with the service is run from the Vodafone network and data centres instead. This removes the need for customers to make capital investments and instead they have an operating cost model with a recurring monthly fee. CO2e CO2e, or Carbon dioxide equivalent, is a term for describing different greenhouse gases in a common unit. For any quantity and type of greenhouse gas, CO2e signifies the amount of CO2 which would have the equivalent global warming impact. Common Functions Comprises central teams and business functions. Converged customer A customer who receives fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills. Depreciation and amortisation The accounting charge that allocates the cost of tangible or intangible assets, whether owned or leased, to the income statement over its useful life. The measure includes the profit or loss on disposal of property, plant and equipment, software and leased assets. Eliminations Refers to the removal of intercompany transactions to derive the consolidated financial statements. Europe Comprises the Group’s European businesses and the UK. FCA Financial Conduct Authority. Financial services revenue Financial services revenue includes fees generated from the provision of advanced airtime, overdraft, financing and lending facilities, as well as merchant payments and the sale of insurance products (e.g. device insurance, life insurance and funeral cover). Fixed service revenue Service revenue (see overleaf) relating to the provision of fixed line and carrier services. Fibre to the cabinet (‘FTTC’) Involves running fibre optic cables from the telephone exchange or distribution point to the street cabinets which then connect to a standard phone line to provide broadband. Fibre to the home (‘FTTH’) Provides an end-to-end fibre optic connection the full distance from the exchange to the customer’s premises. GAAP Generally Accepted Accounting Principles. GSMA Global System for Mobile Communications Association. ICT Information and Communications Technology. IFRS International Financial Reporting Standards. Incoming revenue Comprises revenue from termination rates for voice and messaging to Vodafone customers. Integration capital additions Capital additions incurred in relation to significant changes in the operating model, such as the integration of recently acquired subsidiaries. Internet of Things (‘IoT’) The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database. LTM Last twelve months. Definition of terms Unaudited information 265 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Mark-to-market Mark-to-market or fair value accounting refers to accounting for the value of an asset or liability based on the current market price of the asset or liability. Mbps Megabits (millions) of bits per second. MDU Multi-Dwelling Unit. Mobile broadband Mobile broadband allows internet access through a browser or a native application using any portable or mobile device such as smartphone, tablet or laptop connected to a cellular network. Mobile service revenue Service revenue (see below) relating to the provision of mobile services. Mobile termination rate (‘MTR’) A per minute charge paid by a telecommunications network operator when a customer makes a call to another mobile or fixed network operator. Mobile virtual network operator (‘MVNO’) Companies that provide mobile phone services under wholesale contracts with a mobile network operator, but do not have their own licence or spectrum or the infrastructure required to operate a network. MSME Micro, Small and Medium sized Enterprises. Next-generation networks (‘NGN’) Fibre or cable networks typically providing high-speed broadband. Net Promoter Score (‘NPS’) Net Promoter Score is a customer loyalty metric used to monitor customer satisfaction. Operating expenses Comprise primarily sales and distribution costs, network and IT-related expenditure and business support costs. Other Europe Other Europe comprises Portugal, Ireland, Greece, Romania, Czech Republic and Albania. The prior period comparative results include Vodafone Hungary which was disposed of in January 2023. Other revenue Other revenue principally includes equipment revenue, interest income, income from partner market arrangements and lease revenue, including in respect of the lease out of passive tower infrastructure. Partner markets Markets in which the Group has entered into a partner agreement with a local mobile operator enabling a range of Vodafone’s global products and services to be marketed in that operator’s territory and extending Vodafone’s reach into such markets. Penetration Number of SIMs in a country as a percentage of the country’s population. Penetration can be in excess of 100% due to customers owning more than one SIM. Petabyte A petabyte is a measure of data usage. One petabyte is a million gigabytes. Pps Percentage points. RAN Radio access network is the part of a mobile telecommunications system which provides cellular coverage to mobile phones via a radio interface, managed by thousands of base stations installed on towers and rooftops across the coverage area, and linked to the core nodes through a backhaul infrastructure which can be owned, leased or a mix of both. Reported growth Reported growth is based on amounts reported in euros and determined under IFRS. Restructuring costs Costs incurred by the Group following the implementation of discrete restructuring plans to improve overall efficiency. Retail service revenue Retail service revenue comprises Service revenue excluding Mobile Virtual Network Operator (‘MVNO’) and Fixed Virtual Network Operator (‘FVNO’) wholesale revenue. Return on capital employed (‘ROCE’) Return on capital employed reflects how efficiently we are generating profit with the capital we deploy. Revenue The total of Service revenue (see below) and Other revenue (see above). Roaming Roaming allows customers to make calls, send and receive texts and data on our and other operators’ mobile networks, usually while travelling abroad. SD-WAN Software-Defined Wide Area Network. Service revenue Service revenue is all revenue related to the provision of ongoing services to the Group’s consumer and enterprise customers, together with roaming revenue, revenue from incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. SME Small and Medium sized Enterprises. SoHo Small office / Home office. Spectrum The radio frequency bands and channels assigned for telecommunication services. Task Force on Climate-related Financial Disclosures (‘TCFD’) TCFD is a global framework for companies and other organisations to develop more effective climate-related financial disclosures through their existing reporting processes. Vodafone Business Vodafone Business supports organisations in a digital world. With Vodafone’s expertise in connectivity, our leading IoT platform and our global scale, we deliver the results that organisations need to progress and thrive. We support businesses of all sizes and sectors. Vodafone Procurement Company (‘VPC’) VPC is Vodafone’s procurement company, leading purchasing and supplier management for Vodafone as a whole. Based in Luxembourg, VPC manages most of Vodafone’s spending with suppliers worldwide. VPC supports the needs of Vodafone’s operating companies and group functions, and sells procurement services to third parties. _VOIS _VOIS (Vodafone Intelligent Solutions) has grown from a single entity service provider to a global purpose-driven company that provides a comprehensive portfolio of services to Vodafone and other telecommunications operators throughout the world. WACC Weighted average cost of capital. Definition of terms (continued) 266 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Notes 267 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

Notes 268 Vodafone Group Plc Annual Report on Form 20-F 2024 Strategic report Governance Financials Other information

References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and Together We Can are trade marks owned by Vodafone. The Vantage Towers Logo and the VT Monogram Logo are trade marks owned by Vantage Towers AG. Other product and company names mentioned herein may be the trade marks of their respective owners. This report contains references to Vodafone’s website, and other supporting disclosures located thereon such as videos, our ESG Addendum and methodology document, and our cyber security factsheet, amongst others. These references are for readers’ convenience only and information included on Vodafone’s website is not incorporated in, and does not form part of, this Annual Report or our Annual Report on Form 20-F. © Vodafone Group 2024 Consultancy and design by Black Sun Global www.blacksun-global.com Our purpose: Planet The paper content of this publication has been certifiably reforested via PrintReleaf – the world’s first platform to measure paper consumption and automate reforestation across a global network of reforestation projects. The cover and text are printed on Revive 100 uncoated, made entirely from de-inked post-consumer waste. This product is Forest Stewardship Council® (‘FSC’®) certified and produced using elemental chlorine free (‘ECF’) bleaching. The manufacturing mill also holds ISO 14001 accreditation for environmental management. Certificate of Reforestation Printreleaf hereby certifies that Vodafone has offset the equivalent of 285,577 standard pages of paper consumption by reforesting 34.27 standard trees at the Reforestation Project located in Ireland. ACCOUNT ID ACT_B44719E7E15D OFFSET ID BX_7BEB9C992B07 OFFSET DATE 2024-05-17 REFORESTATION PROJECT Ireland STANDARD PAGES 285,577 STANDARD TREES 34.27

Vodafone Group Plc Vodafone House The Connection Newbury Berkshire RG14 2FN England Registered in England No. 1833679 Telephone +44 (0)1635 33251 vodafone.com Contact details Shareholder helpline Telephone +44 (0)371 384 2532 Investor Relations ir@vodafone.co.uk vodafone.com/investor Media Relations vodafone.com/media/contact

Index of Exhibits to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2024

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

2.4

Vodafone International Financing Second Supplemental Trust Deed dated 22 September 2022 between the Company, Vodafone International Financing DAC and The Law Debenture Trust Corporation p.l.c. further modifying and restating the provisions of the Trust Deed dated 27 July 2020 relating to a Euro 30,000,000,000 Euro Medium Term Note Programme (incorporated by reference to Exhibit 2.4 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2023 (File No. 001-10086), filed with the Securities and Exchange Commission on June 21, 2023).

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

2.6	Form of American Depository Receipt (included in Exhibit 2.5).
2.7	Description of Securities Registered under Section 12 of the Exchange Act.
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

4.3

Extension dated 26 January 2023 between the Company and Barclays Bank plc relating to a USD 3,935,000,000 (as increased to USD 4,004,000,000) Credit Agreement originally dated 27 February 2015 and as amended pursuant to an amendment agreement dated 10 March 2021 (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2023 (File No. 001-10086), filed with the Securities and Exchange Commission on June 21, 2023).

4.4

Amendment and restatement agreement dated 8 February 2024 between the Company and Barclays Bank plc as Agent relating to a EUR 3,840,000,000 (as increased to EUR 3,990,000,000) Credit Agreement originally dated 28 March 2014 and as amended and restated pursuant to an agreement dated 10 March 2021.

4.5	Rules of the Vodafone Global Incentive Plan 2023
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

4.9

Letter of Appointment for Maria Amparo Moraleda Martinez dated 24 January 2017 (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2017 (File No. 001-10086), filed with the Securities and Exchange Commission on June 9, 2017).

4.10

Letter of Appointment of Michel Demaré dated 23 January 2018 (incorporated by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2018 (File No. 001-10086), filed with the Securities and Exchange Commission on June 8, 2018).

4.11

Letter of Appointment of Jean-François van Boxmeer dated 21 May 2020 (incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2022 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2022).

4.12

Letter of Appointment of Deborah Kerr dated 28 September 2021 (incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2022 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2022).

4.13

Letter of Appointment of Stephen Carter dated 11 May 2022 (incorporated by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2022 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2022).

4.14

Letter of Appointment of Delphine Ernotte Cunci dated 18 May 2022 (incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2022 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2022).

4.15

Letter of Appointment of Simon Segars dated 22 May 2022 (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2022 (File No. 001-10086), filed with the Securities and Exchange Commission on June 10, 2022).

4.16

Letter of Appointment of Christine Ramon dated 14 November 2022 (incorporated by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2023 (File No. 001-10086), filed with the Securities and Exchange Commission on June 21, 2023).

4.17

Service Agreement of Margherita Della Valle dated 13 June 2023 (incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2023 (File No. 001-10086), filed with the Securities and Exchange Commission on June 21, 2023).

4.18	Letter of Appointment of Hatem Dowidar dated 16 February 2024.
4.19	Service Agreement of Luka Mucic dated 23 July 2023.*
4.20	Letter of appointment of Simon Segars as Chair on Technology Committee dated 16 August 2023.
4.21	Fee increase letter of Simon Segars for fee for Chair of the Technology Committee dated 8 May 2024.
4.22	Letter of appointment of David Nish as Senior Independent Director dated 16 August 2023.
4.23	Fee increase letter of David Nish for fee for Chair of the Audit & Risk Committee dated 8 May 2024.
4.24	Letter of appointment of Maria Amparo Moraleda Martinez as Chair of the Remuneration Committee dated 16 August 2023.
4.25	Fee increase letter of Maria Amparo Moraleda Martinez for fee for Chair of the Remuneration Committee dated 8 May 2024.
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

4.28

Investment Agreement dated 9 November 2022 (as amended on 22 March 2023), by which Vodafone established a co-control partnership for Vantage Towers AG with a consortium of long-term infrastructure investors led by Global Infrastructure Partners and KKR (incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2023 (File No. 001-10086), filed with the Securities and Exchange Commission on June 21, 2023).**

4.29

Shareholders’ Agreement dated 22 March 2023, by which Vodafone established a co-control partnership for Vantage Towers AG with a consortium of long-term infrastructure investors led by Global Infrastructure Partners and KKR (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2023 (File No. 001-10086), filed with the Securities and Exchange Commission on June 21, 2023).**

4.30

Relationship Agreement dated 11 May 2023 between the Company and Emirates Telecommunications Group Company PJSC relating to the proposed appointment of up to two individuals nominated by Emirates Telecommunications Group Company PJSC as non-executive directors to the Board of Vodafone Group Plc and the ongoing relationship between Emirates Telecommunications Group Company PJSC and the Company (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2023 (File No. 001-10086), filed with the Securities and Exchange Commission on June 21, 2023).

4.31

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

4.32

Contribution Agreement dated 14 June 2023, between, inter alia, Vodafone and CK Hutchison Holdings Limited in relation to a combination of their UK telecommunication businesses, respectively Vodafone UK and Three UK (incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2023 (File No. 001-10086), filed with the Securities and Exchange Commission on June 21, 2023).**

4.33	Sale and Purchase Agreement dated 15 March 2024 between Vodafone Europe B.V., Swisscom Italia S.R.L., Vodafone Group Plc and Swisscom AG relating to the sale and purchase of Vodafone Italia s.p.a.**
8.

List of the Company’s related undertakings (incorporated by reference to Note 31 to the Consolidated Financial Statements included in this Annual Report on Form 20-F for the financial year ended March 31, 2024 (File No. 001-10086), filed with the Securities and Exchange Commission on June 14, 2024).

11.	Securities Dealing Policy 2023.
12.	Rule 13a - 14(a) Certifications.
13.	Rule 13a - 14(b) Certifications.
15.1	Consent letter of Ernst & Young LLP.
97.	NASDAQ Executive Remuneration Clawback Policy.
99.1	Consolidated Financial Statements of Vodafone Group plc.
99.2	ADR Fee disclosure.

* Certain identified information in this exhibit has been omitted because such identified information (i) is not material and (ii) is the type that Vodafone treats as private.

** The schedules to this exhibit have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Copies of such schedules will be furnished to the SEC upon its request; provided, however, that confidential treatment may be requested pursuant to Rule 24b-2 of the Exchange Act for any schedule so furnished. Certain identified confidential portions of this exhibit have also been omitted because such identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Vodafone Group Plc
Registrant

/s/ Maaike de Bie
Maaike de Bie

Group General Counsel and Company Secretary

Date: 14 June 2024